Form 20-F
period 2001-12-31
ANDINA BOTTLING CO INC
filed 2002-07-02
CIK 925261

=============================================================================

                                 United States
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                   FORM 20-F
(Mark One)

  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                      OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ________________________ to
          ______________________

                        Commission file number 33-80138

                           Embotelladora Andina S.A.
            (Exact name of Registrant as specified in its charter)

                            Andina Bottling Company
               (Translation of the Registrant's name in English)

                             The Republic of Chile
                         (State or other jurisdiction
                       of incorporation or organization)

                      Avenida Andres Bello 2687, Piso 20
                                  Las Condes
                                Santiago, Chile
                                (562) 338-0520
         (Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

  Title of each class               Name of each exchange on which registered
  --------------------------------  -----------------------------------------
  Series A Shares, Series B shares         New York Stock Exchange
  of Registrant represented by
  American Depositary Shares,
  Debt Securities

Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
                           ________________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Common Stock, with no par value: 12/31/01.
                           ________________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                         [X]  Yes           [ ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.
                         [ ]  Item 17       [X]  Item 18
=============================================================================

                                 INTRODUCTION

     Unless the context otherwise requires, as used in this annual report on Form 20-F ("Annual Report"):

     o    the "Company" means Andina and its consolidated subsidiaries;

     o    "Andina" means Embotelladora Andina S.A.;

     o "Refrescos" means the Company's subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

     o    "Edasa" means the Company's subsidiary, Embotelladora del Atlantico
          S.A.;

     o    "Vital" means the Company's subsidiary, Vital S.A.;

     o    "Multipack" means the Company's subsidiary, Envases Multipack S.A.;

     o    "Cipet" means the Company's subsidiary, Complejo Industrial Pet S.A.

     Likewise, unless the context otherwise requires, "The Coca-Cola Company" means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. ("C-C Chile"), which operates in Chile, Coca-Cola Industrias Ltda. ("C-C Brazil"), which operates in the Federative Republic of Brazil ("Brazil") and Coca-Cola de Argentina S.A. ("C-C Argentina"), which operates in the Republic of Argentina ("Argentina").

     In addition, as used in this Annual Report:

     o the "Chilean territory" means the Metropolitan Region of Santiago, Chile and the neighboring provinces of Cachapoal, excluding the municipality of San Vicente, and San Antonio;

     o the "Brazilian territory" means the municipality of Rio de Janeiro, Espirito Santo, the southern part of Minas Gerais, Brazil and portions of the neighboring areas of Itaguai, Mangaratiba, Duque de Caxias and Sao Joao de Meriti, Niteroi, Itambi, Campos, Gobernador, Valadares y Cariacica; and,

     o the "Argentine territory" means the provinces of Cordoba, Mendoza, San Juan, San Luis, Entre Rios, Buenos Aires (San Nicolas and Ramallo) and most of Santa Fe, Argentina. In January 1998, the Company acquired an ongoing Coca-Cola Soft Drinks distributor in the city of Gualeguaychu in the province of Entre Rios and thereby became the sole distributor of Coca-Cola Soft Drinks in the province of Entre Rios.

            PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

         Unless otherwise specified, references herein to "dollars", "U.S. dollars" or "US$" are to United States dollars; references to "pesos", "Chilean pesos" or "Ch$" are to Chilean pesos; references to "UF" are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month; and references to "real" or

"reals" or "R$" are to Brazilian reals. Certain percentages and amounts contained herein have been rounded for ease of presentation.

     Included elsewhere in this Annual Report are the Company's audited consolidated balance sheets at December 31, 2000 and 2001 and the related audited consolidated statements of income and of cash flows for the three years in the period ended December 31, 2001 (collectively, the "Consolidated Financial Statements"), which have been prepared in accordance with generally accepted accounting principles in Chile as in effect from time to time ("Chilean GAAP"). The consolidated financial results of the Company include the results of subsidiaries of the Company located outside Chile, principally in Brazil and Argentina, which in the aggregate accounted for 49% of the Company's total assets, 60% of the Company's net sales and 30% of the Company's operating income at and for the year ended December 31, 2001. The Company's subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP and, for purposes of local taxation, in accordance with the generally accepted accounting principles in their country of incorporation. The Consolidated Financial Statements reflect the Chilean GAAP results of the Company's subsidiaries outside Chile translated into Chilean pesos. On January 1, 1998, the results of the Company's non-Chilean subsidiaries once again began stating their results in U.S. dollars prior to their translation into Chilean pesos at the year-end exchange rate. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which recognized. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos (which factors in the purchasing power of the Chilean peso) as of December 31, 2001. See Notes 1(b) and 25(I)(b) of the Notes to the Consolidated Financial Statements.

     For the convenience of the reader, this Annual Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under "Item 3. Key Information--Exchange Rates") reported by the Banco Central de Chile (the "Central Bank") for December 31, 2001, which was Ch$ 654.79=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar amounts shown in this Annual Report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.

                           ________________________

     As used in this Annual Report:

o "unit case" or "UC" means 192 ounces of finished beverage (24 eight-ounce servings) or, when applied to concentrate and post-mix syrup, means the volume of concentrate or post-mix syrup which is required to produce 192 ounces of finished soft drink beverage;

o    one kilogram = 2.2 pounds, one ton (metric ton) = 2,204.6 pounds,

o    one hectare = 2.47 acres, one kilometer = 0.6214 miles; and

o    one meter = 1.0936 yards.

     The term "Coca-Cola Soft Drinks":

o when used in connection with the Company's Chilean operations, refers to products bearing the labels

     >>   Coca-Cola,
     >>   Coca-Cola Light,
     >>   Fanta Naranja,
     >>   Fanta Durazno,
     >>   Fanta Pina,
     >>   Fanta Light,
     >>   Sprite,
     >>   Sprite Light,
     >>   Quatro,
     >>   NordicMist Ginger Ale
     >>   NordicMist Tonica
     >>   Tai and
     >>   Lift

o when used in connection with the Company's Brazilian operations, refers to products bearing the labels

     >>   Coca-Cola,
     >>   Coca-Cola Light,
     >>   Fanta Laranja,
     >>   Diet Fanta Laranja,
     >>   Fanta Uva,
     >>   Sprite,
     >>   Diet Sprite,
     >>   Guarana Tai,
     >>   Guarana Kuat,
     >>   Guarana Kuat Light
     >>   Schweppes Tonica and
     >>   Schweppes Citrus;

o when used in connection with the Company's Argentine operations, refers to products bearing the labels

     >>   Coca-Cola,
     >>   Coca-Cola Light,
     >>   Fanta Naranja,
     >>   Fanta Tonica,
     >>   Fanta Limon,
     >>   Fanta Manzana,
     >>   Fanta Pomelo,
     >>   Sprite,
     >>   Diet Sprite,
     >>   Quatro Pomelo,

     >>   Quatro Limonada,
     >>   Kin,
     >>   Schweppes Tonica,
     >>   Schweppes Citrus;
     >>   Schweppes Ginger Ale
     >>   Tai Lima-Limon,
     >>   Tai Naranja,
     >>   Crush Lima-Limon,
     >>   Crush Naranja,
     >>   Crush Pomelo Rosado,

         Information contained in this Annual Report regarding annual volume and per capita growth rates and levels, and market share, product segment, packaging and population data in bottling and distribution territories, has been computed by the Company and is based upon statistics accumulated and certain assumptions made by the Company. Additional data was obtained from third parties. Sales information presented with respect to soft drinks and beer is based on data supplied by A.C. Nielsen Company ("A.C. Nielsen") and is believed to be accurate although no assurances to that effect can be given. To the extent estimates are contained in this Annual Report, management of the Company believes that such estimates are reliable to the best of its knowledge.

                                    PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

Item 3.  KEY INFORMATION

Selected Financial Data

     The following table presents selected consolidated and other financial and operating information for the Company at the dates and for the periods indicated. The selected financial information at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001, has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to the Consolidated Financial Statements and the Notes thereto, included elsewhere in this Annual Report, which were audited by PricewaterhouseCoopers, independent accountants. The consolidated financial statements of the Company are prepared in accordance with Chilean GAAP, which differ in certain significant respects from U.S. GAAP. Note 25 of the Notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates covered thereby.

     The consolidated financial results of the Company include the results of subsidiaries of the Company located outside Chile, principally in Brazil and Argentina, which, in the aggregate accounted for 49% of the Company's total assets, 60% of the Company's net sales and 30% of the Company's operating income at and for the year ended December 31, 2001. The Company's subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP as well as, for purposes of local taxation, in accordance with the generally accepted accounting principles in their country of incorporation. The Consolidated Financial Statements reflect the results of the Company's subsidiaries outside Chile translated into Chilean pesos and presented in Chilean GAAP. Since January 1, 1998, the Company's subsidiaries outside Chile have been stating their results in U.S. dollars prior to translation into Chilean pesos at period-end. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities and shareholders' equity to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which recognized. As required by Chilean GAAP, the Company's financial statements are adjusted to reflect changes in purchasing power of the Chilean peso resulting from inflation. These changes are based on the consumer price index measured from December 1 to November 30 of each year. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos (which takes into consideration purchasing power of the Chilean peso) of December 31, 2001. See Notes 1(b) and 25(I)(b) of the Notes to the Consolidated Financial Statements.

     The Company experienced an increase in net sales of 5% in 2001 compared to 2000. See "Item 5. Operating and Financial Review and Prospects--Factors Affecting Comparability."

                                                                      Year ended December 31,
                                 ------------------------------------------------------------------------------------------------
                                     1997            1998             1999             2000            2001            2001(1)
                                     ----            ----             ----             ----            ----            -------
                                                   (in millions of constant Ch$ of December 31, 2000 and US$)(2)
Income Statement Data:
Chilean GAAP:
   Net sales................      Ch$449,596      Ch$456,639       Ch$416,063       Ch$458,843      Ch$ 481,927          US$ 736
   Cost of sales............        (261,333)       (268,288)        (259,214)        (277,683)       (301,613)             (461)
   Administrative and selling
       expenses.............        (117,766)       (131,017)        (116,992)        (124,619)       (124,488)             (190)
                                  ----------      ----------       ----------       ----------      ----------         ---------
   Operating income.........       Ch$70,498       Ch$57,334        Ch$39,857        Ch$56,541      Ch$ 55,826           US$  85

   Non-operating income
       (expense), net.......         Ch$(633)       Ch$8,638         Ch$(5556)      Ch$(15,818)     Ch$ (4,814)          US$  (7)
   Taxes and minority interest        (9,699)        (12,485)          (5,431)          (1,945)         (7,232)              (11)
   Amortization of goodwill.          (9,306)         (4,149)          (4,516)          (6,301)        (10,713)              (16)
                                  ----------      ----------       ----------       ----------      ----------         ---------
   Net income...............       Ch$50,860       Ch$49,337        Ch$29,355        Ch$32,477       Ch$33,067           US$  51
                                  ==========      ==========       ==========       ==========      ===========        =========

U.S. GAAP:
   Net income...............       Ch$46,555       Ch$47,930        Ch$27,980        Ch$34,984       Ch$10,219         US$16,000

Balance Sheet Data:
Chilean GAAP:
   Total assets.............      Ch$670,742      Ch$712,076       Ch$745,663       Ch$676,549      Ch$689,715          US$1,053
   Short-term debt(2).......          12,260           8,772           15,029           19,178          22,423                34
   Long-term debt...........         178,807         186,741          202,818          162,693         202,321               309
   Total shareholders' equity        352,198         386,901          423,051          390,924         372,092               568

U.S. GAAP:
   Total shareholders' equity     Ch$332,021      Ch$368,291       Ch$403,469       Ch$374,085      Ch$356,624          US$5,045

Other Financial Information:
Chilean GAAP:
   Depreciation.............       Ch$34,537       Ch$36,869        Ch$42,457        Ch$41,779       Ch$40,707             US$62
   Capital expenditures.....          52,321          53,374           34,830           22,251          21,550                33
   Ratio of total debt to total
       capitalization(3)....            0.34            0.33             0.33             0.32            0.38
   EBITDA(4)................      Ch$105,035       Ch$94,204        Ch$82,314        Ch$98,320       Ch$96,533            US$147
   Ratio of EBITDA to financial
       expenses(5)..........           12.5             5.8              4.5              4.7             3.3
   Per share to net income..           66.90           64.89            38.61            42.71           43.49              0.07
   Per ADS to net income....          401.38          389.37           231.67           256.31          260.96              0.40

Other Operating Data:
   Sales volume of Coca-Cola
       Soft Drinks(6).......          239.6           243.8            243.7            284.1           311.1
   Sales volume of Other
       Beverages(6)(7)......           26.4            25.8             24.4             25.8            27.9
---------------
                                                                                                        (footnotes on next page)



(1) Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$ 654.79 per US$1.00, the Observed Exchange Rate on December 31,
     2001. See "Item 3. Key Information--Exchange Rates".
(2) Includes short-term bank liabilities and the portion of long-term bank liabilities and bonds currently payable.
(3)  Total debt is calculated as the sum of Short-term and Long-term debt.
     Total capitalization is calculated as the sum of total debt, minority interest and total shareholders' equity. Shareholders' equity under U.S.
     GAAP differs from Chilean GAAP primarily in the treatment of the shares repurchased by Andina pursuant to the statutory withdrawal rights, the valuation of the Common Stock purchased by The Coca-Cola Company in December 1996, the accounting for deferred income taxes, revaluation and depreciation of certain property, plant and equipment on the basis of technical appraisal, different goodwill amounts and differences in amortization periods, difference in accounting for accumulated translation adjustment of foreign investments, difference in joint venture accounting and the treatment of payment of minimum dividends. See
     Note 25(n) and Note 9(c) of the Notes to the Consolidated Financial
     Statements.
(4) EBITDA is calculated by adding depreciation to operating income. Since amortization is not an operating expense under Chilean
     GAAP, it has not been added back to Operating income for purposes of this calculation. EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is not a Chilean GAAP-based measure of liquidity or performance. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance, or as an alternative to cash flow as a measure of liquidity.
(5) Financial expenses include amortization of bond discounts and issue costs.
(6)  UCs in millions.
(7)  Includes juices and mineral water (in Chile) and beer and mineral water
     (in Brazil).


Exchange Rates

     Prior to 1989, Chilean law permitted the purchase and sale of foreign currencies only in those cases explicitly authorized by the Central Bank. With the enactment of the Central Bank Act in 1989 the rules that govern the purchase and sale of foreign currencies were liberalized. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currencies specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions by the Company with respect to the ADSs described herein must be transacted at the spot market rate in the Formal Exchange Market.

     For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dolar acuerdo, the "Reference Exchange Rate"). The Reference Exchange Rate is reset monthly by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the peso and each of the U.S. dollar, Euro and the Japanese yen. The daily observed exchange rate for a given date (the "Observed Exchange Rate") is the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

     Until September 1999, authorized transactions by banks were generally transacted within a certain band above or below the Reference Exchange Rate. In order to maintain the average exchange rate within such limits, the Central Bank intervened by selling and buying foreign currencies on the Formal Exchange Market.

     On September 2, 1999, the Central Bank resolved to eliminate the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. For this measure, the monetary authority considered the international financial scenario, the domestic inflation rate, the level of the external accounts, and the market development of hedge exchange financial instruments. At the same time, the Central Bank announced that an intervention in the exchange market would take place only in special and qualified cases.

     Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market and its predecessor, the "Unofficial Market", reflect the supply and demand for foreign currencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On December 31, 2001, the average exchange rate in the Informal Exchange Market was 0.8% higher than the published Observed Exchange Rate of Ch$ 654.79 per U.S. dollar.

     The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 1996, as reported by the Central Bank.

                                    Daily Observed Exchange Rate Ch$ per US$(1)
                          ------------------------------------------------------------------
Year                        Low(2)           High(2)         Average(3)        Period End
----                        ------           -------         ----------        ----------
1996..................    Ch$ 402.25       Ch$  424.97       Ch$  412.27       Ch$  424.87
1997..................        411.85            439.81            419.31            439.18
1998..................        439.18            475.41            460.29            472.41
1999..................        468.69            550.93            508.78            530.07
2000..................        501.04            580.37            539.49            573.65
2001..................    Ch$ 557.13       Ch$  716.62       Ch$  630.12       Ch$  654.79

                                    Daily Observed Exchange Rate Ch$ per US$(1)
                          ------------------------------------------------------------------
Month                       Low(2)           High(2)         Average(3)        Period End
-----                       ------           -------         ----------        ----------
December 2001.........    Ch$ 660.16       Ch$  689.95       Ch$  669.14       Ch$  654.79
January 2002..........    Ch$ 650.28       Ch$  683.11       Ch$  667.28       Ch$  676.23
February 2002.........    Ch$ 671.86       Ch$  699.98       Ch$  678.84       Ch$  672.30
March 2002............    Ch$ 655.44       Ch$  670.67       Ch$  663.26       Ch$  655.90
April 2002............    Ch$ 644.29       Ch$  662.78       Ch$  650.82       Ch$  646.44
May 2002..............    Ch$ 650.31       Ch$  659.14       Ch$ 653.91        Ch$  655.09

------------------
Source: Central Bank.
(1)  Nominal Figures.
(2)  Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)  The average of monthly average rates during the year.


The Observed Exchange Rate on May 31, 2002 was Ch$655.90= US$1.00.

RISK FACTORS

     Prospective investors should carefully consider, in light of their own financial circumstances and investment objectives, all the information set forth herein and, in particular, should evaluate the following risk factors.

Risks Relating to the Company

     We Rely Heavily on Our Relationship with the Coca-Cola Company

     Approximately 87% of our Company's net sales in 2001 were derived from the distribution of Coca-Cola Soft Drinks. The Company produces, markets and distributes Coca-Cola products through standard bottler agreements between the Company's bottler subsidiaries, and, in each case, the local subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over the conduct of the Company's business through its rights under the Bottler Agreements (as defined in "Item 7. Majority Shareholders and Related Party Transactions--Related Party Transactions--Bottler Agreements").

     Under the Bottler Agreements, The Coca-Cola Company unilaterally and at its discretion sets the prices for Coca-Cola Soft Drink concentrates and beverages (in the case of soft drinks pre-mixed by The Coca-Cola Company) sold to the Company. The Coca-Cola Company also monitors pricing changes instituted by the Company and has the right to review and approve the Company's marketing, operational and advertising plans. The Company's marketing campaigns for all Coca-Cola Soft Drinks are designed and controlled by The Coca-Cola Company. Pursuant to the Bottler Agreements, the Company is required to submit a business plan to The Coca-Cola Company for prior approval. In accordance with the Bottler Agreements, The Coca-Cola Company may, among other things, require that the Company demonstrate its financial ability to meet its business plan and may terminate the Company's rights to produce, market and distribute Coca-Cola Soft Drinks in territories with respect to which such approval is withheld. Under the Bottler Agreements, the Company is prohibited from producing, bottling, distributing or selling any products that could be substituted for, confused with or be considered an imitation of Coca-Cola Soft Drinks.

     The Company is dependent on The Coca-Cola Company to renew the Bottler Agreements. The Chilean Bottler Agreements (as defined in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Bottler Agreements") dated December 31, 1997 are due to expire on December 31, 2002. In accordance with the Bottler Agreements, the Bottler Agreements are subject to termination by The Coca-Cola Company in the event of default by the Company or upon expiration in accordance with their respective terms. No assurance can be given that the Bottler Agreements will be renewed or extended upon their expiration, and even if they are renewed, there is no assurance that renewal will be granted on the same terms as those currently in force. Termination, non-extension or non-renewal of any of the Bottler Agreements would have a material adverse effect on the Company's business, financial condition and results of operation.

     In addition, any acquisition by the Company of bottlers of Coca-Cola products in other countries may require, among other things, the consent of The Coca-Cola Company under bottler agreements entered into with such other bottlers. There can be no assurance that the Coca-Cola Company will provide its consent to any future geographic expansion of the Company's Coca-Cola Soft Drinks business. There can also be no assurance that the Company's relationship with The Coca-Cola

Company will not undergo significant changes in the future. If such changes do occur, the Company, its operations, and financial results and condition could be materially affected.

     We are Engaged in a Highly Competitive Business

     The soft drink and non-alcoholic beverage businesses are highly competitive in each of the Company's franchise territories. In each of its franchise territories, the Company competes with, among others, bottlers of PepsiCo, Inc. ("PepsiCo") as well as bottlers of regional brands. The Company's beverage products also compete generally with, among others, bottlers of other non-alcoholic beverages. Although the Company believes that it is well positioned to meet its objective of increasing sales volume at acceptable levels in the Chilean territory, competition can be expected to continue, and no assurance can be given that such competition will not intensify in the future which could materially and adversely affect the Company's results of operations. See "Item 4. Information on the Company--Business--Soft Drink--Business--Competition".

     The intense price competition that is characteristic of the Rio de Janeiro beverage market has adversely affected the Company's results of operations in the Brazilian territory in previous periods and could continue to adversely affect such results of operations. While the Company engages in extensive marketing to establish brand differentiation and loyalty, there can be no assurance that such marketing efforts will be sufficient to maintain or increase Refrescos' current sales volume or market share or that such effort swill not be countered aggressively by the efforts of the Company's competitors, resulting in a drop in either or both of the Company's sales or market share in Brazil. See "Item 4. Information on the Company--Business--Soft Drink Business--Competition".

     The Argentine soft drink territory is highly competitive, and brand loyalty and consumer preferences, particularly in the Company's Argentine territory, are less well defined. While the Company's Argentine subsidiaries engage in extensive marketing to establish brand differentiation and loyalty, there can be no assurances that the Company's competitors will not increase the amount or effectiveness of their marketing, which would result in a drop in either or both of the Company's sales or market share in Argentina. There can be no assurance that price competition will not become more aggressive, which could adversely affect margins and earnings levels. See "Item 4. Information on the Company--Business--Soft Drink Business--Competition". Currently, the Company has been implementing price increases to offset the impact of the devaluation of the Argentine peso. There can be no assurances given that the Company will be able to continue to raise prices (given factors such as competitive pressures and consumer demand), which would adversely affect the Company's financial results.

     Raw Materials Prices May be Subject to U.S. Dollar/Local Peso Currency
Risk

     Numerous raw materials, including, without limitation, sugar, resin, and aluminum, are used in producing the Company's beverages and containers. The Company has purchased its raw materials from both domestic and international suppliers. See "Item 4. Information on the Company--Raw Materials". Because the Company is often required to purchase raw materials in the international markets using U.S. Dollars, the Company is subject to local currency risk in each of its operations. If the Chilean peso, Brazilian real or Argentine peso were to lose value against the U.S. Dollar, the cost of certain raw materials could rise significantly, which, in turn, could adversely affect the Company's net income. There can be no assurance that these currencies will not lose value against the U.S. Dollar in the future.

     The Effect of Future Acquisitions is Uncertain

     In recent years, the Company has expanded by acquiring interests in bottlers in Argentina and Brazil. The Company's business strategy includes plans for future expansion within Latin America. Newly acquired bottlers, however, may not ever operate profitably and may lack the resources to fund appropriate levels of maintenance and improvements. Any acquisition of Coca-Cola bottlers is subject to the availability of other Coca-Cola bottlers for acquisition and to the approval of The Coca-Cola Company under the Bottler Agreements with such bottlers. There can be no assurance that the Company will be successful in acquiring other bottlers or that, if it successfully acquires one or more such businesses, that the Company will be able to operate such businesses profitably.

     Supply of utility services may be impaired

     In the countries in which the Company operates, the Company's operations are highly dependant on a stable supply of utilities and fuel. Given recent instability, especially in Argentina, there can be no assurances that continued institutional instability will not impair the Company's ability to procure required utility services or fuel in the future which could adversely impact the Company's results or operations.

Risks Relating to Chile

     Our Business is Dependent on Economic Conditions in Chile

     Approximately 51% of the Company's assets and 40% of the Company's net sales in 2001 were in Chile. Thus, the Company's financial condition and results of operations depend significantly on economic conditions prevailing from time to time in Chile. Although the Chilean economy grew every year between 1984 and 1997, in 1998 this trend slowed significantly. According to data published by the Central Bank, the Chilean economy grew at a rate of 3.4% in 1998, contracted at a rate of 1.0 % in 1999, grew at a rate of 4.4% in 2000 and at a rate of 2.8% in 2001.

     Our financial condition and results of operations could also be adversely affected by changes which we have no control over, including, without limitation:

o the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

o    other political or economic developments in or affecting Chile; and

o    regulatory changes or administrative practices of Chilean authorities.


     Inflation May Disrupt Our Business

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the CPI and as reported by the Chilean National Institute of Statistics) in 1999, 2000 and 2001 were 2.3%, 4.5% and 2.6%, respectively. We cannot assure you that Chilean inflation will not increase significantly.

     The Chilean Peso is Subject to Depreciation and Volatility

     The Chilean government's economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our operations and financial results and the dollar value of an investor's return on an investment in ADSs. The peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the period from December 31, 1996 to December 31, 2001, the value of the peso relative to the U.S. dollar decreased approximately 35.1% in nominal terms (without adjusting for inflation) and decreased 18.3% in real terms (adjusting for inflation), based on the Observed Exchange Rates for U.S. dollars on December 31, 1996 and December 31, 2001. See "Item 3. Key Information--Exchange Rates".

     The Shares are traded in pesos on the Chilean Stock Exchanges. Cash distributions with respect to the Shares will be received in pesos by the depositary (currently the Bank of New York (as depositary for the Series A and Series B Shares represented by the Series A and Series B ADSs), the "Depositary") which will convert such pesos to U.S. dollars at the then prevailing exchange rate to make U.S. dollar payments in respect of the ADSs. If the value of the peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the Depositary would be adversely affected. In addition, the Depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADRs. See "Item 3. Key Information--Exchange Rates".

     Exchange Controls and Withholding Taxes May Limit Repatriation of Your Investment

     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of the investments and earnings there. The ADSs are governed by an Agreement among the Depositary, Andina, and the Central Bank (the "Foreign Investment Agreement"). The Foreign Investment Agreement grants the Depositary and the holders of the ADRs access to Chile's Mercado Cambiario Formal (the "Formal Exchange Market"), permits the Depositary to remit dividends it receives from the Company to the holders of ADSs and permits the holders of ADSs to repatriate the proceeds of the sale of Shares withdrawn from the ADR facility, thereby enabling them to acquire on more favorable terms currencies necessary to repatriate investments in the Shares and earnings therefrom. See "--Exchange Rates". Pursuant to current Chilean law, the Foreign Investment Agreement may not be amended unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Agreement may not be voided by future legislative changes.

     Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under "Taxation").

     On April 16, 2001, the Central Bank agreed that, effective April 19, 2001, (i) the prior foreign exchange restrictions would be eliminated and (ii) a new Compendio de Normas de Cambios Internacionales ("Compendium of Foreign Exchange Regulations") would be applied. The main objective of this change, as declared by the Central Bank, was to facilitate capital movements from and into Chile and thus, to encourage foreign investment. We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying Shares or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the Depositary were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chilean pesos.

Risks Relating to Brazil

     Our Business is Dependent on Economic Conditions in Brazil

     Approximately 26.6% of our assets and 29.2% of our net sales in 2001 were from Brazil. Because demand for soft drinks and beverages products usually is correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, the Company's financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing from time to time in Brazil.

     Historically, the Brazilian government has changed monetary, credit, tariff, and other policies to influence the course of Brazil's economy. Such government actions have included wage and price controls as well as other measures such as freezing bank accounts, imposing exchange controls and inhibiting imports and exports. Changes in policy and other political and economic developments could adversely affect the Brazilian economy and have a material adverse effect on the Company's business, financial condition and results of operations. The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. For example, the Brazilian government in the past has imposed certain domestic price controls on certain products, including price controls on soft drinks and beer. Actions of the Brazilian government in the future could have a significant effect on economic conditions in Brazil, which could adversely affect private sector companies such as Refrescos, and thus, could adversely affect the Company.

     During 2002, Brazil will hold presidential elections, where the PT party candidate, Luiz Ignacio "Lula" da Silva is, as of June 2002, leading in the polls. This has generated concern and volatility in capital flows in Brazil, which could adversely affect the Brazilian economy and thus consumption levels for the Company's products in Brazil.

     Inflation May Disrupt Our Business

     Brazil has experienced high and generally unpredictable rates of inflation for many years. As measured by the Indice National de Precos au Consumidor (the "INPC"), inflation in Brazil was 8.9%, 6.0% and 7.7% in 1999, 2000 and 2001. Inflation, government efforts to control inflation, and public speculation about future governmental actions have had, and can be expected to continue to have significant impact on the economy of Brazil and on the Company's operations in Brazil. High levels of inflation in the past have resulted in reduced consumer purchasing power and lower sales volumes for Refrescos.

     The Brazilian Real is Subject to Depreciation and Volatility

     Brazil's rate of inflation and the government's actions to combat inflation have also affected the relationship of the value of Brazil's currency to the value of the U.S. dollar. Historically, Brazil's currency was frequently devalued in relation to the U.S. dollar. 32.4%, 8.5% and 15.7% in 1999, 2000 and 2001 There can be no assurance that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. In the event of a devaluation of the real, the financial condition and results of operations of the Company's Brazilian subsidiaries could be adversely affected.

     The Brazilian Government Imposes Certain Restrictions on Currency Conversions and Remittances Abroad

     Brazilian law guarantees foreign shareholders of Brazilian companies the right to repatriate their invested capital and to receive all dividends in foreign currency provided that their investment is registered with the Banco Central do Brazil (the "Central Bank of Brazil"). The Company registered its investment in Refrescos with the Central Bank of Brazil on October 19, 1995. Although dividend payments related to profits obtained subsequent to January 1, 1996 are not subject to income tax, after the sum of repatriated capital and invested capital exceeds the investment amount registered with the Central Bank of Brazil, repatriated capital will be subject to a capital gains tax of 15%. Under current Chilean tax law, the Company will realize a tax credit in respect of all Brazilian taxes paid relating to Refrescos. There can be no assurance that the Brazilian government will not impose additional restrictions or modify existing regulations that would have an adverse effect on an investor's ability to repatriate funds from Brazil nor can there be any assurance of the timing or duration of such restrictions, if imposed in the future.

Risks Relating to Argentina

     Our Business is Dependent on Economic Conditions in Argentina

     Approximately 22% of our assets and 31% of our net sales in 2001 were from Argentina. Because demand for soft drinks and beverages products usually is correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, the Company in Argentina in Argentina's financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing from time to time in Argentina. During the past year, the Argentine economy has deteriorated significantly, and there can be no assurance that economic conditions will improve any time in the near future.

     In December 2001, the convertibility plan, which since 1991 had fixed the Argentine peso /US dollar exchange rate at one peso to one U.S. Dollar), was eliminated due to the accelerated fiscal deterioration in Argentina, lack of international credit and support, the drain of deposits and international reserves, and the growing social tension in Argentina.

     On December 3, 2001, restrictions on cash availability and circulation and the transfer of foreign currency abroad were imposed. On December 21, 2001 foreign exchange trading was suspended. Subsequently, the government declared default on external debt payments.

     On January 6, 2002, the Argentine Congress enacted the Ley de Emergencia Publica y Regimen Cambiario, Law No. 25,561 (the Public Emergency and Currency Regime Act) to eliminate the fixed Argentine peso/U.S. Dollar exchange rate. On February 3, 2002 the government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system) and Decree 260 (Exchange rate Regime) dated February 8, 2002, that modified some of the measures included on Law No. 25,561. These decrees are supplemented with other regulations.

     Exchange Rate system

     On January 6, 2002 a dual currency system was instituted. Certain transactions that qualify under the Government regulations (basically import and export transactions) would be conducted at an official exchange (fixed) rate of 1.4 pesos per US$ 1.00. All other transactions would be conducted at the floating market exchange rate. On January 11, 2002, Banco Nacion Argentina published its first free market rate at 1.6 pesos per US$ 1.00 (ask) and 1.4 pesos per US$ 1.00 (bid).

     On February 8, 2002 the government issued Decree 260 under which a single free floating currency system was instituted beginning on February 11, 2002.

     In addition, the Argentine Central Bank is required to approve all currency transfers abroad. Notwithstanding the above, some dispositions have relaxed the approval standards for the payment of creditors abroad.

     Financial, private and sovereign debt in foreign currency

     Pursuant to Decree 214, debts denominated in U.S. dollars or other foreign currencies in the financial system have been converted to pesos at a one-to-one Argentine peso/U.S. Dollar exchange rate or its equivalent in such other currency. To adjust for inflation and thus to avoid the dilution of obligations by the future devaluation of the peso, Decree 214 announced the use of a "reference coefficient" (Coefciente de Estabilizacion de Referencia). The reference coefficient will adjust the obligations for inflation based on changes to the Argentine consumer price index in the preceding month plus interest. This reference coefficient will be determined and specified on a daily basis by the Argentine Central Bank. The Argentine Central Bank has also established maximum interest rates applying to financial credits.

     Agreements between private parties expressed in foreign currency follow the same conversion scheme, although Decree 214 authorizes the parties to stipulate an adjustment. Barring an agreement, the parties shall resolve their differences in the courts.

     Contracts entered into after the effective date of Decree 214 will not be adjusted by the reference coefficient but may be denominated in foreign currency.

     Additionally, Decree 471 converted all dollar denominated sovereign debt subject to Argentine law to pesos at an exchange rate of 1.4 pesos to U.S. $1.00 .

     Financial Deposits

     Decree 214 converts all dollar denominated deposits to pesos at an exchange rate of 1.4 pesos to U.S. $1.00. The deposits will be released to depositors in accordance with the schedule announced by the government.

     Recently Decree 905 gives the option to depositors to exchange their deposits for dollar denominated government bonds.

     Valuation of foreign currency receivables and liabilities

     In accordance with Resolution 1/02 of the Professional Council on Economic Sciences of the City of Buenos Aires and (Resolution No. 392 of the National Securities Commission) (Resolution 2/02 of the Superintendence of Corporations), as of December 31, 2001, in the financial statements as of December 31, 2002, of the Argentine companies, receivables and liabilities denominated in foreign currencies shall be valued at the exchange rate of one peso per U.S. $1.00 or its equivalent in any other foreign currency. The corresponding section of the financial statements shall describe the devaluation of the peso and the effects of the new economic measures. There can be no assurance that the above-referenced laws and decrees will not be modified or eliminated in the future nor can any assurances be given as to the duration of any proposed changes to such laws and decrees, if implemented. There can also be no assurances given as to what future steps the Argentine government will take with respect to foreign exchange rate policies in the future. There can also be no assurances given that the Argentine peso will not continue to lose its value against the U.S. Dollar or any other foreign currency. Any changes in Argentine economic policy or changes in the value of the Argentine peso against foreign currencies may have a material impact on the Company's financial results or operations.

     The Argentine government has exercised, and continues to exercise significant influence over many aspects of the Argentine economy including the soft drink sector on which it imposed excise taxes. Accordingly, Argentine government actions could have a material adverse effect on the Argentine economy and private sector economies, including the Company's Argentine subsidiaries.

     Inflation May Disrupt Our Business

     Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina's historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Since 1989, the Argentine government has followed a program of reform to reduce the public sector's role in the economy and in 1991 enacted the Convertibility Law, which, among other things, prohibited Argentina's money base from exceeding international reserves. By limiting the Argentine government's ability to expand the money supply, the Convertibility Law and related measures (the "CPI"), inflation was -1.8%, 0.7% and 1.5% in 1999, 2000 and 2001. Since the elimination of the Convertibility Law in December of 2001, inflation has accelerated to 21% during the first four months of 2002. The Company expects higher levels of inflation throughout 2002, and intends to increase its prices to consumers in line with CPI. No assurance can be given that, under competitive pressure, the Company will be able to realize said price increases, which could therefore adversely impact the Company's financial results.

     The Argentine Peso is Subject to Depreciation and Volatility

     Since the elimination of the Convertibility Law, the Argentine peso has lost 72% of its value, as of May 31, 2002, which has had a negative impact on the Company's results:

     o    Lower sales volumes due to lack of consumer purchasing power,

     o    Lower revenues in US dollar terms and

     o Increased US dollar linked costs, which represent approximately 30% of total costs for the Argentina operations.

Risk Factors Relating to the ADSs and the Shares

     Preemptive Rights May be Unavailable to ADS Holders

     According to the Ley de Sociedades Anonimas No. 18.046 and the Reglamento de Sociedades Anonimas (collectively, the "Chilean Companies Law"), whenever we issue new shares for cash, we are required to grant preemptive rights to holders of our shares (including shares represented by ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer Shares to United States holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of Shares unless a registration statement under the Securities Act is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. Under the procedure established by the Central Bank, the foreign investment agreement of a Chilean company with an existing ADR program will become subject to an amendment (which will also be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) that will extend the benefits of such contract to new shares issued pursuant to a preemptive rights offering to existing ADS owners and to other persons residing and domiciled outside of Chile that exercise pre-emptive rights, upon request to the Central Bank. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to us of enabling United States holders of ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, and then make a decision as to whether to file such registration statement.

     We cannot assure you that any registration statement would be filed. To the extent holders of ADSs are unable to exercise such rights because a registration statement has not been filed, the Depositary will attempt to sell such holders' preemptive rights and distribute the net proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. If such rights cannot be sold, they will expire and holders of ADSs will not realize any value from the grant of such preemptive rights. In any such case, such holder's equity interest in the Company would be diluted proportionately.

     Shareholders' Rights Are Fewer and Less Well Defined

     Our corporate affairs are governed by the laws of Chile and our estatutos (the "By-laws"), which function not only as our bylaws but also as our articles of incorporation. Under such laws, the Company's shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.

     Pursuant to Law No. 19,705, enacted in December 2000, the controlling shareholders of an open stock corporation can only sell their controlling shares via a tender offer issued to all shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by it, when the price paid is substantially higher than the market price (that is, when the price paid was higher than the average market price of a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%). Transitory Article 10 of Law No. 19,705 established a term of three years during which the controlling shareholders of an open stock corporation would be authorized to sell directly their controlling shares to a third party without requiring the buyer to issue a tender offer to all shareholders, provided that such authorization was granted by a General Shareholders' Meeting held within a six month period after the enactment of said Law. In an extraordinary shareholders' meeting held on April 17, 2001, shareholders voted in favor of applying Transitory Article 10 to the Company's controlling shareholders which could adversely affect the interests of shareholders other than controlling shareholders who may not receive the same price paid to controlling shareholders in the event that the controlling shareholders decide to sell their shares to a third party. There can be no assurance that controlling shareholders will not decide to dispose of their shares while Transitory
Article 10 applies to them. Additionally, if controlling shareholders decide to sell their shares while Transitory Article 10 applies to them, there can be no assurance that shareholders other than controlling shareholders would receive the same price paid to controlling shareholders for their shares.

     The Market for our Shares May be Volatile and Illiquid

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile's principal exchange, had a market capitalization of approximately US$56,734 million at December 31, 2001 and an average monthly trading volume of approximately US$346 million for year 2001. The ten largest companies in terms of market capitalization represented, at December 31, 2001, approximately 42% of the Santiago Stock Exchange's market capitalization. We estimate that during 2001, fewer than 11% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 90% or more of the Exchange's trading days.

Item 4.  INFORMATION ON THE COMPANY

     The Company is the largest producer of soft drinks in Chile and one of the largest soft drink producers in Brazil and Argentina. The Company's principal business is the production and distribution of Coca-Cola Soft Drinks, which accounted for 87.0% of the Company's net sales in 2001. The Company, through Andina, is the sole producer and distributor of Coca-Cola Soft Drinks in the Chilean territory; through Refrescos, is the exclusive producer and distributor of Coca-Cola Soft Drinks in the Brazilian territory; and through Edasa, the sole producer of Coca-Cola Soft Drinks in the Argentine territory. In 2001, the Company reported consolidated net sales of Ch$ 481,927 million and total sales volume of 311.1 million UCs. In 2001, the Company accounted for 67.6% of total soft drink volume sales in the Chilean territory, 52.8% in the Brazilian territory and 50.8% in the Argentine territory.

     In addition to its Coca-Cola Soft Drinks business, the Company, through Vital, produces and distributes fruit juices, other fruit-flavored beverages and mineral water in Chile under trademarks owned by The Coca-Cola Company. See "-- Other Beverages -- Juices and Mineral Water in Chile". The Company also manufactures polyethylene perephtalate ("Pet") bottles primarily for its own use in the packaging of Coca-Cola Soft Drinks in each of Chile, Brazil and Argentina. " -- Pet Packaging Business". In Brazil, the Company also distributes Kaiser brand beers. See " -- Other Beverages -- Beer and Mineral Water Businesses in Brazil".

     As of December 31, 2001, the Company had total installed annual production capacity of 486 million UCs. The Company's primarily facilities include:

o one production facility with eight production lines in the Chilean territory and installed annual capacity of 156 million UCs (32% of the Company's total installed annual capacity);

o two production facilities with nine production lines in the Brazilian territory and installed annual capacity of 173 million UCs (36% of total); and

o three production facilities with ten production lines in total in the Argentine territory and installed annual capacity of 157 million UCs (32% of total).

     Although the mix varies significantly among the franchise territories, the Company's distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory. The Company delivers its products to approximately 38,900 customers in the Chilean territory, approximately 42,000 customers in the Brazilian territory and approximately 65,338 customers in the Argentine territory. See "-- Soft Drink Business -- Customers and Distribution".

     As of December 31, 2001, Andina's principal shareholders, Inversiones Freire Limitada and Inversiones Freire Dos Limitada, two affiliated Chilean limited liability partnerships (together, "Freire"), owned approximately 52.61% of the Company's outstanding Series A Shares, several entities affiliated with Freire owned approximately 45.66% of the Company's outstanding Series B Shares, and The Coca-Cola Company indirectly owned 11.04% of the Company's outstanding Series A and Series B Shares. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders". Bank of New York (the "Depositary"), acting as depositary for the Company's American Depositary Receipt ("ADR") program, owned 17.06% of the Company's outstanding Series A Shares and 21.82%of outstanding Series B Shares at such date. The Company's shares are listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange, the Electronic Stock Exchange and Series A and Series B ADSs representing Series A and Series B shares, respectively, are listed on the New York Stock Exchange under the symbols "AKO-A" and "AKO-B", respectively. See "Item 9. The Offer and Listing".

     The Company produces, markets and distributes Coca-Cola Soft Drinks in the franchise territories through standard bottler agreements between its bottler subsidiaries and the local subsidiary of The Coca-Cola Company (collectively, the "Bottler Agreements").

     The Company considers the enhancement of its relationship with The Coca-Cola Company an integral part of its business strategy. In December 1998, the Company repurchased from The Coca-Cola Company its 49% stake in Vital at a purchase price of US$25.5 million. At the same time, Vital sold to The Coca-Cola Company its mineral water springs located at Chanqueahue, 80 miles south of Santiago for US$10.7 million. The transaction replaced the Vital bottler agreement with a juice bottler agreement with The Coca-Cola Company's fruit juice subsidiary, Minute Maid International Inc. ("MMII"), as well as a new mineral water bottling agreement directly with The Coca-Cola Company. The Vital transaction terminated the 1995 shareholders' agreement between the Company and The Coca-Cola Company regarding ownership of Vital, and in consideration thereof, The Coca-Cola Company paid to the Company US$22.6 million. These transactions generated a one-time net consolidated profit for the Company, before taxes and goodwill amortization, of approximately US$25.8 million. The reorganization of the juice and mineral water business in Chile enhanced the Company's ability to focus on the production of soft drinks, juices and mineral water. See "-- History -- Events of 1998 through 2001".

     The Company seeks to enhance its business throughout the franchise territories by developing its existing markets, penetrating other soft drink, juices and mineral water markets, forming strategic alliances with retailers to increase consumer demand for the Company's products and increasing productivity, and by further internationalizing its operations.

     The Company's principal executive offices are located at Avenida Andres Bello 2687, Piso 20, Las Condes, Santiago, Chile. Its telephone number is 56-2-338-0520.

History

     In 1941, The Coca-Cola Company licensed a private Chilean company to produce cola soft drinks in Chile, and production began in 1943. In 1946, the original licensee withdrew from the license arrangement, and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company's sole licensee in Chile. Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola Soft Drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although no longer the sole Coca-Cola bottler in Chile, Andina has been the principal producer of Coca-Cola Soft Drinks in Chile for an uninterrupted period of over 50 years.

     In 1985, a majority of Andina's shares was acquired by Freire and certain related persons. On December 31, 2001, Freire and entities controlled by Freire owned approximately 52.6% of the Company's outstanding Series A Shares, which have preferred voting rights and thereby controlled the Company. See "Item 7. Majority Shareholders and Related Party Transactions--Majority Shareholders".

     Refrescos began production and distribution of Coca-Cola Soft Drinks in Rio de Janeiro in 1942. In June 1994, the Company acquired 100% of the capital stock of Refrescos for approximately US$120 million and contributed an additional US$31 million to Refrescos' capital immediately after the acquisition to repay certain indebtedness of Refrescos.

     Production of Coca-Cola Soft Drinks in the Argentine territory began in 1943 with the start-up of operations in the province of Cordoba, Argentina. In July 1995, the Company acquired a 59% interest in Edasa, the parent company of Rosario Refrescos S.A. ("Rosario Refrescos") and Mendoza Refrescos S.A. ("Mendoza Refrescos"), which were subsequently merged to create Rosario Mendoza Refrescos S.A. ("Romesa") the Coca-Cola bottler for the states of Rosario and Mendoza in Argentina for approximately US$45 million. During 1997, the operations of Romesa were merged into Inti S.A.I.C..

     In December 1998, the Company repurchased from The Coca-Cola Company its 49% stake in Vital at a purchase price of US$25.5 million. Concurrently with that transaction, The Coca-Cola Company purchased Vital's mineral water springs located at Chanqueahue, 80 miles south of Santiago for US$10.7 million. As part of the transaction, the Vital bottler agreement was replaced with a fruit juice bottler agreement with MMII, as well as a new mineral water bottling agreement with The Coca-Cola Company. In addition, the 1995 shareholders's agreement between the Company and The Coca-Cola Company regarding ownership of Vital was terminated. The Coca-Cola Company paid US$22.6 million to the Company in consideration for that termination. These transactions generated a one-time net consolidated profit for the Company of approximately US$25.8 million for 1998, before taxes and goodwill. The restructuring of the juice and mineral water business in Chile enhanced the Company to focus on the production of soft drinks, juices and mineral water its core strength.

     Other Acquisitions. In September 1996, the Company acquired 35.9% of Edasa for US$39.0 million thereby increasing its ownership to 94.87%. In addition, in December 1996, the Company acquired a 15.2% interest in CICAN, an Argentine beverage canning facility, for approximately US$1.5 million.

     In March 2000, the Company, through its subsidiary, Refrescos, purchased from the Coffin Group a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Rio de Janeiro and Minas Gerais (Nitvitgov Refrigerantes S.A., hereinafter, "NVG"), for US$74.5 million. This territory was serviced by the Coffin Group through Perma Industria de Bebidas S.A. ("Perma").

     NVG was merged into Refrescos in 2000, and its operations were integrated in 2001.

     This newly acquired territory has a total population of approximately 8.8 million inhabitants and represents an increase of 70% in the volume of operations of the Company in Brazil.

     Divestiture. In September 1996, the Company sold 100% of the fixed assets and a portion of the current assets of Isasa Agroindustrial S.A., the Company's agroindustrial subsidiary ("Isasa"), to Corpora Aconcagua S.A., a Chilean agroindustrial company, for approximately US$25.7 million.

     PET Joint Venture. In April 1996, the Company, through Multipack, established Solucao Pet Ltda. ("Solucao Pet"), a joint venture with Continental Pet Technologies, Inc. ("Continental"), to produce non-returnable Pet containers in the Brazilian territory. On March 12, 1997, the Company and Continental entered into a joint venture, which anticipated the possibility of establishing similar arrangements in other markets in South America. Due to subsequent changes in the Brazilian market, the Company and Continental agreed to terminate the Solucao Pet joint venture and to spin-off its assets. On
May 31, 2000, the Company and Continental executed a termination agreement and other accessory obligations therefore.

     Cristalerias Joint Venture. Through their respective subsidiaries, Envases Multipack S.A. and Crowpla Reicolite S.A., the Company and Cristalerias de Chile S.A. executed a letter of intent on May 29, 2001 to develop a Pet production facility in Chile.

     On June 29, 2001, Embotelladora Andina S.A. and Cristalerias de Chile S.A. signed a series of contracts forming the joint venture through the formation of Envases CMF S.A.. Crowpla Recolite acquired the necessary assets from Multipack to further the joint venture. Andina Inversiones Societarias S.A. holds a 50% stake in the joint venture while Crowpla-Recolite retains the other 50% interest.

     Reclassification of Capital Stock. In September 1996, at an extraordinary shareholders' meeting, the Company's shareholders approved the reclassification (the "Reclassification") of Andina's Common Stock into two new series of shares. Pursuant to the Reclassification, each outstanding share of Andina's Common Stock was replaced by one newly issued Series A share and one newly issued Series B share (respectively, the "Series A shares" and the "Series B shares"). The new Series A and Series B shares, which are the only outstanding shares of capital stock of Andina, are principally differentiated by their voting and economic rights: the holders of the Series A Shares have full voting power and are entitled to elect six of seven regular and alternate members of the Board of Directors, and the holders of the Series B Shares have no voting rights but for the right to elect one regular and one alternate member of the Board of Directors. In addition, holders of Series B Shares are entitled to a preferred dividend 10% greater than any dividend on Series A Shares. The Reclassification was consummated on April 7, 1997.

     During the three years following the Reclassification, the Board of Directors was authorized to identify up to four sixty-day periods during which each Series A Share would be convertible, at the option of the holder, into one Series B Share. The first sixty-day share conversion date was May 2, 2000 and was available through July 1, 2000.

     On December 23, 1996, the Superintendency of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones) indicated that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights.

     As a result of the Reclassification, statutory withdrawal rights under Chilean law were triggered entitling shareholders to withdraw from an issue by returning their shares to the issuer upon the creation of preferred shares such as the Series A Shares (preferred voting rights) or the Series B Shares (preferred dividend rights). If exercised, such withdrawal right is set at a price equal to the weighted average trading price over the two-month period prior to the date of the shareholders' meeting approving the issuance of preferred shares. In November 1996, withdrawal rights were exercised as to 15,458,517 Common Shares for which Andina paid Ch$42,309 million (US$89.8 million). As required under Chilean law, the Company held the repurchased shares of Common Stock (subsequently reclassified as Series A Shares and Series B Shares) as treasury stock with neither voting nor economic rights for 12 months. During 1997, the Company canceled such shares and reduced shareholders' equity accordingly.

     From 1997 to 2001 the Company underwent a significant corporate restructuring targeted at achieving certain administrative efficiencies. During 1997 and 1998, the Company created Andina Inversiones Societarias ("AIS") in Chile to hold the Company's minority interests in each of Easa Chile S.A., Multipack, Transportes Andina Refrescos Ltda., Servicios Multivending Ltda. and Inversiones del Atlantico S.A. ("IASA"); in Argentina, Romesa was merged into Inti and in Brazil, the Company dissolved EBL Lanches Ltda. a subsidiary of Refrescos.

     From 1999 and 2001, Andina's corporate restructuring, included:

o the merger of Embotelladoras del Atlantico S.A. into IASA, which in turn was merged into Inti and the simultaneous change in corporate name to Embotelladora del Atlantico S.A. ("EDASA")

o the assignment to EASA Chile S.A. (whose corporate name has been changed to Andina Bottling Investments S.A., "Abisa") of all of Andina's interests in its subsidiaries and related companies in Argentina and Uruguay,

o the liquidation of certain related companies which were no longer required. In Brazil, Copa was merged into Refrescos.

o the formation of Andina Bottling Investments Dos S.A. on November 22, 2001, which subsequently consolidated all of Andina's interests in related companies in Brazil.


Soft Drink Business

     In 2001, the Company's soft drink business accounted for net sales of Ch$ 419,089 million and operating income of Ch$ 48,995 million representing 87.0% and 87.8% of the Company's consolidated net sales and operating income, respectively. The Company's Chilean soft drink operations accounted for net sales in 2001 of Ch$ 153,201 million; the Brazilian soft drink operations accounted for net sales of Ch$ 132,150 million; and the Argentine soft drink operations accounted for net sales of Ch$ 133,738 million.

     Overview

     The soft drink businesses in the franchise territories are characterized by different attributes, which have resulted in varying levels of per capita soft drink consumption. Generally, soft drink consumption in a territory is positively related to growth in per capita gross domestic product ("GDP") and increases in disposable income and negatively related to increases in real prices and sales tax or value added tax. As a result, a separate analysis of each of the franchise territories is critical to an understanding of the Company's overall business. See "Item 5. Operating and Financial Review and Prospects." The following table sets forth, for each of the periods indicated, the estimated per capita consumption of Coca-Cola Soft Drinks for each franchise territory and expresses such consumption as a percentage of overall per capita soft drink consumption:

      Estimated Annual Per Capita Consumption of Coca-Cola Soft Drinks(1)

                                                                                                                   Estimated
                                                                                                                   Population
                                                             Year Ended December 31,                            at December 31,
                                 -----------------------------------------------------------------------------------------------
                                    1999          % (2)        2000          % (2)        2001          % (2)         2001
                                    ----          ----         ----          ----         ----          ----    ----------------
                                                                                                                 (in millions)
Chile.......................         288           72           289           70           285           66            15.4
Chilean territory...........         335           71           343           70           344           68             6.9
Brazil......................         137           48           145           50           143           50             173
Brazilian territory.........         279           53           196           52           196           53            16.0
Argentina...................         219           57           217           53           231           54            37.5
Argentine territory.........         190           53           182           50           198           51             9.9

---------------
(1)  Per capita consumption data for each franchise territory is calculated by dividing management's estimate of applicable aggregate consumption of
     Coca-Cola Soft Drinks by the estimated population within the territory, and is expressed on the basis of the number of eight-ounce servings of
     Coca-Cola Soft Drinks consumed annually per capita.
(2)  Percentages reflect consumption of Coca-Cola Soft Drinks as a percentage of total estimated per capita soft drink consumption (i.e. Coca-Cola Soft
     Drinks plus competing soft drinks). Source: A.C. Nielsen

     The Chilean territory is characterized by relatively high population density and comparatively high per capita income. The Brazilian territory, although also characterized by a high population density and comparatively high per capita income, is differentiated by a higher number of competitors, lower per capita soft drink consumption and higher levels of product discounting. The Argentine territory covers a large geographic area of low population density, and is characterized by low per capita soft drink consumption and greater mark-up of soft drink products by retailers.

     Due to its presence in three different countries, the Company's operations are subject to oversight by three different operating divisions of The Coca-Cola Company, each of which may have varying policies regarding aspects of the soft drink business. As a result, the Company may be required to adapt its business practices in each franchise territory to the requirements of each of these divisions of The Coca-Cola Company.

     Sales

     Chilean Territory. The Company estimates that its share of the soft drink market in the Chilean territory (with a population of approximately 6.9 million), was 71 % in 1999, 70 % in 2000 and 68% in 2001. In Chile, the Company produces and distributes thirteen Coca-Cola brand soft drinks in a variety of can, glass and Pet bottle formats. The following table sets forth, for the periods indicated, the Company's net sales and volume of Coca-Cola Soft Drinks sold in the Chilean territory:

                 Soft Drink Sales by Net Sales and Volume (1)

                                                                      Year ended December 31,
                                      -------------------------------------------------------------------------------------
                                                  1999                         2000                          2001
                                      --------------------------    --------------------------    -------------------------
                                                                     (millions of Ch$ and UCs)
Coca-Cola...........................   Ch$ 101,584       65.8UCs    Ch$  97,188      68.1UCs       Ch$94,129      70.3UCs.
Coca-Cola Light.....................        14,059        7.5            11,132        7.8             13,665       8.5
                                                                                                                     --
Fanta (Naranja, Durazno, Pina)......        16,420       10.3            16,695       11.1             13,126       9.5
Fanta Light (4)                                                                                         0,257       0.2
Sprite..............................        11,658        7.1            11,663        8.0             10,488       7.8
Sprite Light(2).....................           275        0.2             1,458        1.0              1,496       1.0
Diet Sprite.........................         1,078        0.5                --       --
                                                                                                           --        --
Quatro..............................         3,102        1.7             1,794        1.1              1,111       0.8
NordicMist Ginger Ale...............           725        0.3               496        0.3              0,426       0.2
NordicMist Tonica...................           338        0.1               248        0.1              0,227       0.1
Tai (4)                                                                                                 0,173       0.2
Lift(3).............................            --         --               221        0.1              0,186       0.1
                                       -----------     --------     -----------      --------      ----------     -------
   Total............................   Ch$ 149,239     93.6UCs      Ch$ 140,895      97.6 UCs      Ch$135,284     98.7UCs
                                       ===========     =======      ===========      ========      ==========     =======

-------------------
(1)  For purposes of this table, sales include sales of liquid (not including packaging and distribution) less any discounts.
(2)  Introduced in October 1999
(3)  Introduced in December 2000.
(4)  Introduced in September 2001.


     In Chile, Coca-Cola Soft Drinks are distributed in returnable glass and plastic (Pet) bottles of various sizes and in non-returnable Pet bottles and aluminum cans. Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, is also distributed in stainless steel and bag-in-box containers. The following table sets forth, for the Chilean territory, for the periods indicated sales volume of Coca-Cola Soft Drinks by type of packaging as a percentage of total sales by volume:

               Percentage Soft Drink Sales by Packaging Type (1)

                                                         Year ended December 31,
                                                ------------------------------------------
                                                   1999            2000            2001
                                                ----------     -----------    ------------
Returnable Formats:
Glass 350 cc. ...........................            5.5%            4.7%             4.2%
Glass 1000 cc. ..........................            7.9            11.8             12.9
Pet 1.5 lt. .............................            6.1             5.8              5.7
Pet 2.0 lt. .............................           51.5            47.1             43.8
                                                 -------         -------          -------
     Subtotal............................           71.0            69.4             66.6

Non-Returnable Formats:
Glass 237 cc.............................            0.6             1.7              1.9
Glass 266 cc. ...........................            0.1             0.1              0.1
Pet plastic shielded glass-296 cc. ......            --              --               --
Pet 0.250 lt. (2)                                                    0.7              1.3
Pet 0.5 lt. .............................            1.7             1.9              2.3
Pet 1.5 lt. .............................            5.0             5.3              5.9
Pet 2.0 lt. .............................            1.0             1.0              1.0
Pet 2.25 lt. ............................            --              --               --
Pet 2.5 lt. .............................            8.3             8.7              7.6
Pet 3.0 lt. (3)                                                      0.2              3.8
Aluminum cans-350 cc.....................            6.6             5.8              4.5
                                                 -------         -------          -------
     Subtotal............................           23.3            25.4             28.4

Post-Mix.................................            5.7             5.2              5.0
                                                 -------         -------          -------
     Total...............................          100.0%          100.0%           100.0%
                                                 =======         =======          =======
-------------------
(1)  Percentages calculated on the basis of total volume of UCs sold in each format.
(2)  Introduced in March 2000.
(3)  Introduced in December 2000.

     The Chilean market is characterized by the predominance of sales in returnable formats, particularly the larger returnable Pet bottles, and by the rapid growth of aluminum cans, a non-returnable format. Aluminum cans were introduced in 1995 and in 2001, accounted for 4.5% of the Company's total Chilean soft drink sales by volume.

     Brazilian Territory. The Company estimates that its share of the soft drink market in the Brazilian territory (with a population of approximately 16 million) was 53% in 1999, and on a comparable basis after taking into account the addition of the territory acquired from Perma in March 2000, the Company's market share was 52% in 2000 and 53% in 2001. In Brazil, the Company produces and distributes twelve Coca-Cola brand soft drinks in a variety of can, glass and Pet bottle formats. The following table sets forth, for the periods indicated, the Company's net sales and volume of Coca-Cola Soft Drinks sold in the Brazilian territory:

                   Soft Drink Sales by Net Sales and Volume

                                                                       Year ended December 31,
                                        -------------------------------------------------------------------------------------
                                                   1999                         2000                          2001
                                        -----------------------      --------------------------    --------------------------
                                                                      (millions of Ch$ and UCs)
Coca-Cola...........................    Ch$  53,052     53.9UCs      Ch$   84,749      81.5UCs     Ch$  89,752       90.7UCs
Coca-Cola Light.....................          5,952      6.1               12,211       9.8             11,248       11.4
Fanta Laranja.......................          5,170      5.3                8,885       8.3             11,238       11.4
Diet Fanta Laranja..................            188      0.2                  770       0.8              1,270        1.3
Fanta Uva...........................          1,874      1.9                3,556       3.3              4,828        4.9
Sprite..............................          1,587      1.6                3,027       2.4              3,040        3.1
Diet Sprite.........................            282      0.3                  436       0.4              0,530        0.5
Guarana Tai.........................            654      0.6                  495       0.9              0,070        0.1
Guarana Kuat........................          3,035      3.1                6,247       5.6              8,108        8.2
Guarana Kuat light..................             82      0.1                1,318       1.0              1,578        1.6
Diet Guarana Tai....................            202      0.2                   32       0.1                 --         --
Schwepes(1).........................             --       --                  786       0.3              0,487        0.5
Cherry Coke.........................            105      0.1                   --        --                 --         --
Tonica Kinley.......................             85      0.1                   47       0.1                 --         --
                                        -----------   ---------       -----------   -----------    -----------   ------------
   Total............................    Ch$  72,268     73.5UCs       Ch$ 122,559     114.5UCs     Ch$ 132,150      133.6Ucs
                                        ===========   =========       ===========   ===========    ===========   ============

---------------
(1)  Includes Schwepes Tonica and Schwepes Citrus.

     In Brazil, Coca-Cola Soft Drinks are distributed in returnable and non-returnable glass and in Pet bottles of various sizes, and in aluminum cans. The Company also produces and distributes Coca-Cola Soft Drinks as post-mix syrup. The following table sets forth, for the Brazilian territory, estimates of sales volume of Coca-Cola Soft Drinks by type of packaging as a percentage of total sales by volume:

                 Percentage Soft Drink Sales by Packaging Type

                                                            Year ended December 31,
                                                 --------------------------------------------
                                                    1999             2000              2001
                                                 ---------        ---------        ----------
Returnable Bottles:
Pet-1.5 liter.............................           0.0%             0.0%              0.0%
Glass-1.0 liter...........................           5.0              3.6               3.2
Glass-290 cc .............................          11.2              8.6               7.2
                                                  ------           ------            ------
   Subtotal...............................          16.2             12.2              10.4
                                                  ------           ------            ------

Non-Returnable Bottles:
Pet 1.0 liter.............................           2.0              0.8               0.5
Pet 1.5 liter.............................           0.1             --                 0.1
Pet-2.0 liter and 2.25 liter..............          49.3             56.8              59.8
Pet-2.5 liter.............................           3.9              2.7               1.5
Pet-600 cc................................           3.9              0.1               5.5
Pet-245 cc(1)                                                         5.3               0.1
Aluminum cans 350 cc .....................          21.1             19.0              18.2
                                                  ------           ------            ------
   Subtotal...............................          80.3             84.7              85.7
                                                  ------           ------            ------

Post-Mix..................................           3.5              3.1               3.8
   Total..................................         100.0%           100.0%            100.0%
                                                  ======           ======            ======
---------------
(1)  Format introduced during 2000.


     In Brazil, 85.7% of the Company's sales by volume of UCs during 2001 was in non-returnable formats.

     Argentine Territory. The Company estimates that its share of the soft drink market in the Argentine territory (with a population of approximately
9.9 million) was 53% in 1999, 50% in 2000 and 51% in 2001. The Company produces and distributes twelve soft drinks in the Argentine territory. The following table sets forth, for the periods indicated, the Company's net sales and volume of Coca-Cola Soft Drinks sold in the Argentine territory:

                 Soft Drink Sales by Net Sales and Volume (1)

                                                                       Year ended December 31,
                                        ------------------------------------------------------------------------------------
                                                   1999                          2000                          2001
                                        ------------------------      -------------------------     ------------------------
                                                                      (millions of Ch$ and UCs)
Coca-Cola.........................      Ch$87,867        52.3UCs      Ch$84,685         48.5UCs     Ch$88,429        49.3UCs
Coca-Cola Light...................            3,806       1.7               4,306        1.9              5,072       2.2
Fanta Naranja.....................           11,494       7.4              12,800        9.1             10,899       7.3
Other Fanta Flavors(2) ...........            2,708       1.9               2,570        2.0              3,074       2.4
Sprite............................           15,493       8.6              14,774        7.9             15,278       8.1
Diet Sprite.......................            1,730       0.8               1,802        0.8              1,918       0.8
Quatro Flavors (3)................            1,938       1.0               2,234        1.3              2,809       1.9
Kin...............................            2,203       2.9                  --         --              1,221       1.2
Other brands......................               --        --               2,517        2.7              5,038       5.7
                                        -----------     --------      -----------      --------     -----------     --------
   Total..........................       Ch$127,239      76.5UCs       Ch$125,688       74.2UCs      Ch$133,738      78.9UCs
                                        ===========     ========      ===========      --------     ===========     --------
-------------------
(1)  For purposes of this table, sales include sales of liquid (not including packaging and distribution) less any discounts.
(2)  Other Fanta flavors include "Fanta Tonica" and "Fanta Limon".
(3)  Quatro Flavors include "Quatro Pomelo" and "Quatro Limonada".
(4)  Other brands include Tai, Schweppes, Crush, Kin and Hi-C.

     Edasa produces and distributes Coca-Cola Soft Drinks in returnable and non-returnable glass and Pet bottles of various sizes, in aluminum cans, and as post-mix syrup. Edasa has experienced a significant shift in consumer preference away from returnable formats in favor of larger non-returnable formats, which represented approximately 80.8% of Edasa volume sales during 2001. The following table sets forth for the Argentine territory, estimates of sales volume of Coca-Cola Soft Drinks by type of packaging as a percentage of total sales by volume:

                 Percentage Soft Drink Sales by Packaging Type

                                                               Year ended December 31,
                                                     --------------------------------------------
                                                       1999             2000              2001
                                                     ---------        --------        -----------
Returnable Formats:
Glass 350 cc. and 330 cc. ........................       2.7%              2.2%             1.57%
Glass 1.0, 1.25 lt. and 1.5 lt. ..................       7.1               4.5              2.8
Pet 1.5 and 2.0 lt. ..............................      15.4              15.3             14.0
   Subtotal.......................................      25.2              22.0             18.4
                                                     -------          --------          -------

Non-Returnable Formats:
Glass 237 cc                                                               0.8              1.1
Pet 0.5 lt., Pet 0.2 lt. and Pouch 0.190 lt. .....       2.0               2.0              2.6
Pet 1.0 lt. and Pet 1.25 lt.......................       3.3               4.2              3.8
Pet 1.5 lt. ......................................      15.5              13.4             17.3
Pet 2.0 lt. ......................................      28.6              31.8             25.7
Pet 2.25 lt. and Pet 3.0 lt.......................      19.2              20.4             27.2
Aluminum cans 350 cc. ............................       5.0               4.3              3.1
                                                     -------          --------          -------
   Subtotal.......................................      73.6              76.9             80.8

Post-Mix..........................................       1.2               1.1              0.8
                                                     -------          --------          -------
   Total..........................................     100.0%            100.0%           100.0%
                                                     =======          ========          =======

     In Argentina, consumers pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle, which consumers may exchange for their original deposit in cash or use to purchase another soft drink without paying a new deposit.

     Marketing

     The Coca-Cola Company and the Company jointly and severally promote and market Coca-Cola Soft Drinks in the Company's franchise territories, in accordance with the terms of the Bottler Agreements. During 2001, the Company paid approximately 50% of the advertising and promotion expenses incurred by The Coca-Cola Company in the Company's franchise territories. Nearly all media advertising and promotion materials for Coca-Cola Soft Drinks are produced and distributed by The Coca-Cola Company. See "Item 7. Majority Shareholders and Related Party Transactions--Related Party Transactions--Bottler Agreements".

     Customers and Distribution

     Chilean Territory. In Chile, as of December 31, 2001, the Company sold its products through an exclusive distribution network to approximately 38,900 customers. The following table sets forth, for the periods indicated, the Company's sales of Coca-Cola Soft Drinks in Chile by type of customer, measured as a percentage of total sales volume:

                     Percentage Sales by Type of Customer

                                                                           Year ended December 31,
                                                                ----------------------------------------------
                                                                   1999             2000              2001
                                                                   ----             ----              ----
Small- and medium-sized retail establishments for takeout            38%              40%               41%
Wholesale distributors                                               21               18                17
Supermarkets                                                         21               23                23
Restaurants, hotels and bars                                          4                4                 4
Fast food outlets                                                     3                3                 3
Convenience stores                                                    4                5                 6
Other                                                                 9                7                 6
                                                                  -----            -----             -----
Total                                                               100%             100%              100%
                                                                  =====            =====             =====


     Andina's ten largest customers together accounted for approximately 18.0%, 18.0% and 18.7% of total sales of soft drinks by volume in 1999, 2000 and 2001, respectively.

     As of December 31, 2001, Andina's sales force consisted of 146 salespeople who call on most customers on average 1.6 times per week. For sales to major supermarkets, the Company employs approximately 258 on-site supervisors who handle the Company's products, monitor displays and track the pricing and marketing strategies of the Company's competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis.

     As of December 31, 2001, Andina's distribution system for its soft drink products consisted of a group of 19 exclusive distributors, which are independent businesses that collectively deploy approximately 225 trucks, depending on seasonal demand. An additional 31 trucks are owned by the Company. The 19 distributors collectively service all of the Company's approximately 38,900 Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Certain customers, including supermarkets and fast food chains, maintain accounts with the Company, which are settled on average every 42 days. Where applicable, the driver also either collects empty returnable glass or plastic bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 66.6% of total UCs of soft drinks sold in 2001.

     Brazilian Territory. In Brazil, as of December 31, 2001, the Company sold soft drink products through its distribution network to approximately 42,000 customers including Rio de Janeiro Refrescos and NVG. The following table sets forth, for the periods indicated, the Company's estimated sales of Coca-Cola Soft Drinks in the Brazilian territory by type of customer, measured as a percentage of total sales volume:

                   Percentage Sales by Type of Customer (1)

                                                       Year ended December 31,
                                             ---------------------------------------------
                                               1999           2000 (4)          2001 (4)
                                             ---------       ----------      -------------
Self-service(2)...........................        34%              41%               43%
Food/drink establishments(3)..............        22               22                17
Wholesalers...............................        11               11                12
Distributors..............................        13               13                16
General Supply............................         9                7                 6
Entertainment establishments..............         2                1                 1
Transportation............................         1                1                 1
Educational establishments................         1                1                 1
Work place................................         1                1                 1
Other.....................................         6                2                 2
                                              ------           ------            ------
   Total..................................       100%             100%              100%
                                              ======           ======            ======
-------------------
(1)  The categories presented in this table are not comparable to those used for the Chilean territory and the Argentine territory.
(2)  Category includes supermarkets and certain other food establishments.
(3)  Includes restaurants, bars and fast food establishments.
(4)  Includes Rio de Janeiro Refrescos plus NVG.

     The Company estimates that in 2001, the supermarket chains, Sendas, Carrefour, and Champion, its three largest customers in Brazil, accounted for approximately 10.6% of its sales in the Brazilian territory measured by volume. The Company estimates that Refrescos' (including NVG) ten largest soft drink customers collectively accounted for approximately 26.2%, 24.7% and 19.4% of its total soft drink sales measured by volume in 1999, 2000 and 2001 respectively.

     Refrescos' sales force during 2001 consisted of an average of 245 salespeople, divided into three major groups responsible for: (i) sales to post-mix customers (who purchase soft drinks both in post-mix dispensers and in bottled form), (ii) sales to supermarkets (consisting almost exclusively of bottle sales) and (iii) other bottle sales. Each of these three groups also manages sales of the other beverages (beer and mineral water) distributed by Refrescos.

     In Brazil, the Company distributes Coca-Cola Soft Drinks through a distribution system that includes: (i) Company-owned trucks driven by Company employees, (ii) trucks operated by independent distributors pursuant to exclusive distribution arrangements with the Company and (iii) trucks operated by independent transport companies on a non-exclusive basis. In 2001, approximately 8.1% of Refrescos' sales by volume were distributed using its own trucks and drivers, 15.1% were distributed by exclusive distributors, and 76.8% by other contract drivers. Distribution of Refrescos' beverages (including soft drinks, beer and bottled water) takes place from distribution centers and production facilities. High volume customers such as supermarkets and post-mix customers are serviced exclusively from the distribution centers located at Refrescos' production facilities. In 2001, approximately 23% of Refrescos' soft drink sales were paid in cash at the time of delivery, 37% were paid by check to be cashed between one and ten days after delivery and 40% were paid between 10 and 45 days after delivery by invoice. Payments by both checks and invoices were charged with interests.

     Argentine Territory. In Argentina, as of December 31, 2001, the Company sold Coca-Cola Soft Drinks to approximately 65,338 customers whom the Company services through the operations of Edasa. The following table sets forth, for the periods indicated, Edasa's sales volume of Coca-Cola Soft Drinks by type of customer, measured as a percentage of total sales volume:

                     Percentage Sales by Type of Customer

                                                                                       Year ended December 31,
                                                                            ---------------------------------------------
                                                                               1999             2000              2001
                                                                               ----             ----              ----
Small- and medium-sized retail establishments for takeout............            24%              27%               31%
Wholesale distributors...............................................            28               24                19
Supermarkets.........................................................            25               25                25
Restaurants, hotels and bars.........................................             4                3                 3
Fast food outlets....................................................             1                1                 1
Convenience stores...................................................            16               18                20
Other................................................................                              2                 1
                                                                              -----            -----             -----
   Total.............................................................           100%             100%              100%
                                                                              =====            =====             =====

     As of December 31, 2001, Edasa's sale force in Argentina consisted of approximately 524 salespeople, including approximately 408 salespeople who call on most customers regularly. In 2001, Edasa's ten largest customers accounted for approximately 18.6% of its total sales of Coca Cola Soft Drinks by volume.

     In 2001, Edasa distributed Coca-Cola Soft Drinks with 85% by direct distribution (trucking) and 15% by wholesale distribution. All of the direct distribution is done by a group of truck drivers (with more than 3 trucks).

     In 2001, approximately 50% of Edasa's soft drink sales were paid for in cash and 50% were credit sales. Approximately 7% of credit sales were paid by short-term credit to be paid for within one to eight days after delivery, 25% of credit sales were made by simple account (to be paid 40% within 9 to 30 days after delivery and 60% within 30 to 40 days after delivery); and 18% of credit sales, were paid for by check to be cashed within 9 to 15 days after delivery.

     Competition

     The Company faces intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See "Item 3. Risk Factors--Competition".

     Chilean Territory. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the amount of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price.

     During 1997, Compania Cervercerias Unidas ("CCU") assumed complete control over ECUSA, a joint-venture between Buenos Aires Embotelladora S.A. ("Baesa") and CCU for soft drink production and distribution in the Chilean territory. ECUSA produces Pepsi, Diet Pepsi, Pepsi Max, Mirinda Orange, Mirinda Pina, Seven-Up, Diet Seven-Up, Orange Crush, and Diet Orange Crush, Limon Soda, Ginger Ale and Tonica under the Canada Dry label, and three fruit-flavored brands. The following table sets forth estimated market share data in the Chilean territory for the Company and its principal competitors by flavor (Coca-Cola products are shown in bold type) for the periods indicated.

                  Market Share by Flavor in Chilean Territory

                                               Year ended December 31,
                                      --------------------------------------------
                                        1999             2000              2001
                                      ---------        ---------         ---------
All soft drinks:
Coca-Cola Soft Drinks...........          71.0%            69.5%             67.6%
CCU products....................          23.6             21.7              19.9
Pepsi products..................           3.6              4.1               4.7
Private brands..................           1.6              4.0               5.2
Others..........................           0.3              0.7               2.6
                                      --------         --------          --------
                                         100.0%           100.0%            100.0%
                                      ========         ========          ========
Cola:
Coca-Cola.......................          92.7%            90.2%             88.0%
Pepsi...........................           5.3              6.0               6.5
Cherry Coke.....................           --               --                --
Private brands..................           1.9              3.8               5.5
                                      --------         --------          --------
                                         100.0%           100.0%            100.0%
                                      ========         ========          ========
Diet soft drinks:
Diet Coke.......................           0.3%             --                --
Coca Cola Light.................          75.4             73.7              67.2
Diet Sprite.....................           9.3              --                --
Sprite Light....................                           10.5               8.6
Pepsi Max.......................           4.4              0.7               --
Fanta Naranja Light (3)                                                       0.9
Diet Orange Crush...............           5.9              3.9               --
Orange Crush Light                                          1.4               6.7
Diet Pepsi......................           3.0              --                --
Pepsi Light.....................                            6.7               8.8
Diet Seven Up...................           0.6              0.6               --
Seven Up Light                                                                2.1
Private brands..................                            2.4               5.7
Others..........................           0.8              0.1               0.0
                                      -------          --------          --------
                                         100.0%           100.0%            100.0%
                                      ========         ========          ========
Orange:
Fanta...........................          68.7%            67.7%             65.6%
Orange Crush....................          29.3             25.4              19.2

Tommy Naranja...................                            5.9               1.5
Other...........................           2.0              1.0              13.8
                                        --------         --------          --------
                                         100.0%           100.0%            100.0%
                                        ========         ========          ========
Lemon-Lime:
Sprite..........................          71.1%            69.0%             67.0%
Limon Soda......................          24.5             22.3              19.2
Seven Up........................           2.6              3.8               6.9
Others..........................           1.8              4.9               6.9
                                        --------         --------          --------
                                         100.0%           100.0%            100.0%
                                        ========         ========          ========
Artificial Fruit Flavor:
Bilz............................          38.0%            33.2%             29.2%
Pap.............................          27.7             25.5              22.5
Kem.............................          18.6             25.9              22.9
Show                                                                          3.0

Quatro(1).......................          12.1              6.8               3.7
Fanta Pina (1)..................           --               0.4               0.8
Fanta Durazno (1)...............           --               0.4               0.3
Lift (2)........................           --               0.2               1.4
Squirt..........................           2.1              0.1               0.0
Others..........................           1.5              7.5              16.1
                                        --------         --------          --------
                                         100.0%           100.0%            100.0%
                                        ========         ========          ========



                                               Year ended December 31,
                                      --------------------------------------------
                                        1999             2000              2001
                                      ---------        ---------         ---------
Mixers:
Schweppes Ginger Ale............          73.4%            73.4%             63.1%
Schweppes Tonic.................          10.6             11.6               8.0
Nordic Mist Ginger Ale(1).......           9.8              7.2               6.9
Nordic Mist Tonica(2)...........           4.9              4.2               3.4
Others..........................           1.3              3.6              18.7
                                        --------         --------          --------
                                         100.0%           100.0%            100.0%
                                        ========         ========          ========
---------------
(1)  Introduced in July 2000.
(2)  Introduced in December 2000.
(3)  Introduced in September 2001.
     Source: A.C. Nielsen

     Brazilian Territory. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, the Company has only 3 listed companies as its main soft drink competitors in the Brazilian territory: (i) Companhia Cervejaria Brahma S.A. ("Brahma"), a soft drink producer that is also the largest beer producer and distributor in Brazil and which acquired Baesa's operations in Brazil in October 1997; (ii) Industria de Bebidas Antarctica do Rio de Janeiro S.A. ("Antarctica"), the second-largest beer producer and distributor in Brazil that also produces soft drinks; and (iii) Coroa in the Niteroi territory. In 2000, Antarctica and Brahma merged to create Ambev.

     The following table sets forth estimated market share data for the periods indicated in the Brazilian territory for the Company and its principal competitors by flavor (Coca-Cola products are shown in the bold type):

               Market Share by Flavor in the Brazilian Territory

                                                       Year ended December 31,
                                              --------------------------------------------
                                                 1999           2000 (5)          2001 (5)
                                              ---------        ---------         ---------
All soft drinks:
Coca-Cola Soft Drinks.......................     53.1%            51.7%             52.8%
Pepsi products..............................      8.0              5.5               5.0
Brahma products.............................      7.7              5.3               5.0
Antarctica products.........................      9.3              8.3               8.1
Other.......................................     21.9             29.2              29.2
                                              -------          -------           -------
                                                100.0%           100.0%            100.0%
                                              =======          =======           =======
Cola:
Coca-Cola...................................     85.9%            85.5%             84.8%
Pepsi.......................................     12.8             10.7               9.7
Other(1)....................................      1.3              3.8               5.5
                                              -------          -------           -------
                                                100.0%           100.0%            100.0%
                                              =======          =======           =======
Diet:
Diet Coke and Coca-Cola Light...............     46.3%            46.5%             46.2%
Diet Antarctica Champagne Guarana...........     22.1             20.1              19.8
Diet Pepsi..................................     10.8              7.1               7.0
Kuat Light                                                                           6.3
Diet Fanta Laranja and Diet Sprite                3.1              5.6               5.0
Brahma Diet Guarana.........................      8.9              6.1               4.9
Other(2)....................................      8.8             14.6              10.9
                                              -------          -------           -------
                                                100.0%           100.0%            100.0%
                                              =======          =======           =======


                                                       Year ended December 31,
                                              --------------------------------------------
                                                 1999           2000 (5)          2001 (5)
                                              ---------        ---------         ---------
Orange:
Fanta Laranja...............................     39.6%            39.9%             40.3%
Sukita......................................     11.3              9.2              10.5
Mirinda.....................................      3.7              1.0
Crush.......................................      4.9              1.6
Pop Laranja.................................      0.9              0.5
Other.......................................     39.6             47.8              49.3
                                              -------          -------           -------
                                                100.0%           100.0%            100.0%
                                              =======          =======           =======

Lemon:
Sprite.......................................    26.8%            35.2%             31.5%
Limao Brahma.................................    17.3             10.4              10.8
Antarctica Soda Limonada.....................    13.1              7.7               7.0
Other(3).....................................    42.9             46.7              50.7
                                               -------          -------           -------
                                                100.0%           100.0%            100.0%
                                               =======          =======           =======

Grape:
Grapette and Other...........................    56.5%            63.4%             59.4%
Fanta Uva....................................    43.5             36.6              40.6
                                               -------          -------           -------
                                                100.0%           100.0%            100.0%
                                               =======          =======           =======

Guarana:
Guarana Brahma and Other(4)..................    67.6%            62.6%             66.4%
Antarctica Champagne Guarana.................    23.7             25.9              21.4
Guarana Tai and Simba Guarana................     8.7             11.5              12.2
                                               -------          -------           -------
                                                100.0%           100.0%            100.0%
                                               =======          =======           =======
---------------
(1)  Includes Mineirinho and Bare Cola.
(2)  Includes Tobi, Mantiqueira, Sport and Flecha.
(3)  Includes Crush, Skol, Flecha, Sport and Tobi.
(4)  Includes Guaranita, Mantiqueira, Sport, Flecha and Tobi.
(5)  Includes Rio de Janeiro Refrescos and NVG's
Source: A.C. Nielsen

     Argentine Territory. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Embotelladora de los Andes S.A., which is controlled by the Hunicken Group, produces Pepsi products in the province of Mendoza; Baesa produces Pepsi products in the provinces of Cordoba and Santa Fe. Pritty S.A. produces and sells Pritty, Doble Cola, Saldan, Switty and Rafting in the provinces of Cordoba, Santa Fe and Mendoza. In the province of Santa Fe, Penaflor produces and sells Gini, and Baggio sells Mocoreta. In the province of Mendoza, San Isidro Refrescos S.A. sells Beach, Royal Crown, Upper 10, Sao, Sunkist and Seagrams products, and Cahiza Hermanos sells Chyc.

     The following table sets forth, for the periods indicated, the estimated market shares in the Argentine territory for the Company and its competitors by flavor (Coca-Cola products are shown in bold type):

                 Market Share by Flavor in Argentine Territory

                                                        Year-ended December 31,
                                              ---------------------------------------------
                                                1999              2000              2001
                                              --------          ---------        ----------
All soft drinks:
Coca-Cola Soft Drinks.......................      52.8%             49.5%             50.8%
Pepsi and 7 Up Products.....................      22.4              20.9              19.6
d Gini Products.............................       1.8               1.5               1.3
Pritty Products.............................       8.6               9.7               9.0
Chyc Products...............................       0.6               0.2               0.4
Other.......................................      13.8              18.2              18.9
                                              --------          --------          --------
                                                 100.0%            100.0%            100.0%
                                              ========          ========          ========
Cola:
Coca-Cola...................................      69.6%             67.2%             66.0%
Pepsi Cola..................................      14.3              12.8              12.1
Chyc Cola...................................       0.7               0.2               0.3
Doble Cola..................................       4.2               2.0               2.6
Gini Cola...................................       0.9               0.8               1.0
Other (1)...................................      10.3              17.0              18.0
                                              --------          --------          --------
                                                 100.0%            100.0%            100.0%
                                              ========          ========          ========
Diet:
Coca-Cola Light.............................      26.7%             35.3%             37.7%
7 Up Light .................................      16.5              20.8              21.8
Pepsi Max...................................      11.5              16.0              15.9
Sprite Diet ................................       8.4              13.2              12.6
7 Up Diet ..................................       0.0              --                --
Other ......................................      36.9              14.7              12.0
                                              --------          --------          --------
                                                 100.0%            100.0%            100.0%
                                              ========          ========          ========
Orange:
Fanta Naranja...............................      43.3%             38.4%             28.9%
Crush.......................................       4.5               3.2              16.7
Mirinda Naranja.............................      16.6              20.5              18.3
Chyc Naranja................................       1.2               0.3               0.6

Rafting Naranja.............................       4.1               1.0               0.1
Secco Naranja...............................       1.7               0.6               0.7
Other.......................................      28.8              36.0              34.7
                                              --------          --------          --------
                                                 100.0%            100.0%            100.0%
                                              ========          ========          ========
Lemon-Lime:
Seven Up....................................      46.7%             40.1%             33.9%
Sprite......................................      30.1              28.3              31.7
Saldan Lima Limon...........................       4.3               1.8               1.2
Other ......................................      18.9              29.8              33.2
                                              --------          --------          --------
                                                 100.0%            100.0%            100.0%
                                              ========          ========          ========
Lemon:
Fanta Limon.................................      33.4%             30.3%             31.4%
Pritty Limon................................      52.1              53.1              43.9
Mirinda Limon...............................       5.3               5.5               9.7
Gini Limon..................................       4.1               2.3               0.8
Chyc Limon..................................       1.5               0.3               0.4
Quatro Limonada.............................       0.1              --                --
Other.......................................       3.6               8.5              13.8
                                              --------          --------          --------
                                                 100.0%            100.0%            100.0%
                                              ========          ========          ========
Grapefruit:
Paso de los Toros Pomelo....................      27.2              16.0              15.2
Quatro Pomelo...............................      21.1              19.1              26.3
Chyc Pomelo.................................       1.1               0.4              --
Crush Pomelo................................       0.2               0.2               1.5

Other.......................................      50.4              64.3              57.0
                                              --------          --------          --------
                                                 100.0%            100.0%            100.0%
                                              ========          ========          ========



                                                        Year-ended December 31,
                                              ---------------------------------------------
                                                1999              2000              2001
                                              --------          ---------        ----------
Tonics:
Paso de los Toros...........................      81.4              81.5              74.8
Fanta Tonica................................      14.8              12.3              15.2
Other.......................................       3.8               6.2              10.0
                                              --------          --------          --------
                                                 100.0%            100.0%            100.0%
                                              ========          ========          ========

Other Beverages

     In addition to Coca-Cola Soft Drinks, the Company produces and sells juices and mineral water in Chile through Vital In Brazil, the Company distributes beer under the "Kaiser" label and mineral water under the "Caxambu" label. In Argentina, the Company distributes ready to drink juices Kapo and Hi-C, which compete with other recognized brands such as Ades, Baggio and Cepita. Besides, the Company produces and sells mineral water Kin (with and without gas) and soda Kin, which compete with well-known brands like Villavicencio, Eco de Los Andes and Glaciar.

     Juices and Mineral Water in Chile

     The Company, through Vital, competes in the fruit juice, nectar and mineral water segments of the beverage market in Chile. Vital sells non-soft drink beverage products under four different brand names: Andifrut (natural fruit juices), Nectar Andina (fruit nectars), Kapo (artificially flavored fruit drinks) and Vital (mineral water).

     Sales. In 2001, net sales of juices and mineral water in Chile represented 6% of the Company's consolidated net sales. On a consolidated basis, sales of juices and mineral water in Chile were Ch$ 28,894 million, reflecting additional revenue received by Andina from Vital's sales to third parties. During 2001, the juice industry was subject to strong competition forcing market participants to develop changes in packaging and formats, and preventing them from raising prices. Volume sales of juices and nectars dropped 3.3% compared to 2000 sales. Volume sales of Nectar Andina and Kapo decreased 19.7% and 23.7% respectively as compared to 2000 sales. This decrease was somewhat offset by a 6.5% increase in volume sales of Andrifrut, over 2000 sales. Volume sales of mineral water during 2001 improved as a result of the greater acceptance of one-way, non-returnable formats introduced for this product. The following table sets forth, for the periods indicated, Vital's net sales and sales by volume of UCs of juices and mineral water:

           Juices and Mineral Water Sales by Net Sales and Volume(1)

                                                                  Year-ended December 31,
                               ------------------------------------------------------------------------------------
                                            1999                           2000                       2001
                               ------------------------------  --------------------------  ------------------------
                                                               (in millions of Ch$ and UCs)
Andifrut....................     Ch$7,981           4.5UCs       Ch$6,129        3.7UCs       Ch$6,393       4.1UCs
Nectar Andina...............        6,552           3.9             5,939        3.4             4,838       2.8
Kapo........................        9,441           7.3             7,317        5.4             7,329       5.1
Vital (mineral water).......        7,767           7.2             8,238        7.9             8,781       8.5
                               ----------          -------     ----------       -------     ----------      -------
Total(2)....................    Ch$31,741          22.9UCs      Ch$27,623       20.4UCs      Ch$27,341      20.5UCs
                               ==========          =======     ==========       =======     ==========      =======
---------------
(1)  For purposes of this table, sales include sales of liquid (not including packaging and distribution) less any discounts.
(2)  Includes sales to related companies which is eliminated upon consolidation.

     Marketing. Marketing and promotion programs, including television, radio and print advertising, point of sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital products.

     Customers and Distribution. Vital juices and mineral water throughout Chile are distributed by means of distribution agreements with Andina and two other Coca-Cola bottlers. In 2001, Andina distributed approximately 51% of Vital's products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 46% and 3%, respectively, and the remainder was exported to Edasa. Each Coca-Cola bottler in Chile distributes Vital products in its respective franchise territory. Under Vital's distribution arrangements, each bottler has the exclusive right to distribute juices and mineral water in its territory and each agrees not to distribute competing products.

     The Company believes that its distribution arrangements for juices and mineral water provide an effective means of distributing those products throughout Chile using the extensive distribution system of the Coca-Cola bottlers. The Company has a good working relationship with the Coca-Cola bottlers that distribute juices and mineral water. If any Coca-Cola bottler were to cease distribution, the Company believes (but cannot assure that) it could arrange alternative distribution arrangements, but the transition to the new arrangements could involve significant delays in distributing products and would involve additional costs and an initial reduction in sales.

     Competition. Vital's principal competitors are CCU (Cachantun-Mineral Water and Watt's juices), Corpora Tres Montes (Yuz) and four of the leading dairy producers in Chile: Soprole S.A. ("Soprole"), Loncoleche S.A. ("Loncoleche"), Nestle Chile S.A. and Parmalat., Watt's, and Loncoleche are both subsidiaries of Santa Carolina S.A. (Santa Carolina).

     The following table sets forth, for the periods indicated, the Company's estimates of the market shares for Vital and its principal competitors. Vital's products are shown in bold. This information corresponds to market share measured at the end of each year.

                        Vital's Market Share by Product

                                                 Year ended December 31,
                                         -------------------------------------
                                            1999          2000          2001
                                         -----------   -----------  ----------
Mineral water:
Cachantun (CCU)........................      65%           61%           61%
Vital..................................      32            34            30
Porvenir (CCU).........................       3             1             2
Other..................................      --             4             7
                                           -----         -----         -----
                                           100.0%        100.0%        100.0%
                                           =====         =====         =====

Fruit Juices and Nectars:
Kapo...................................      19%           21%           18%
Nectar Andina..........................      20            13            10
Andifrut...............................      14            10            11
Watt's.................................      18            27            25
Corpora Tres Montes (Yuz)..............       6            12            13
Soprole................................      13             8             9
Others.................................      10             9            14
                                           -----         -----         -----
                                           100.0%        100.0%        100.0%
                                           =====         =====         =====

     The Chilean market for fruit flavored beverages also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. The Company does not consider these products to compete with its juice and mineral water business because the Company believes that these products are of lower quality and value.

     Beer and Mineral Water Businesses in Brazil

     Refrescos uses its distribution system to distribute Kaiser brand beers in the Brazilian territory. As of December 31, 2001, Refrescos indirectly owned a 3.8% interest in Cervejarias Kaiser S.A. ("Kaiser"). Refrescos started distributing beer in the 1980s as a result of the acquisition of Kaiser by the Coca-Cola bottlers in Brazil. In addition, Refrescos distributes bottled mineral water under the Caxambu label. In September 2000, Refrescos began distributing Bonaqua brand water, a product of the Coca Cola Company. Refrescos buys beer from Kaiser at a price determined by Kaiser and resells it at a fixed margin. In the case of certain discount sales that have been approved by Kaiser, Kaiser shares 50% of the cost of such discounts. In 2001, Refrescos' net sales of beer were Ch$5,423 million, of which Kaiser brand beer accounted for 60% and Santa Cerva for 40% of net sales.

     Competition. In the beer sector, Refrescos' main competitors are Brahma and Antarctic. The Company estimates that in 2001, beer sold by Kaiser, Brahma and Antarctica accounted for 3%, 68% and 12%, respectively, of the total sales of beer by volume in the Brazilian territory.

     The Distribution Agreements. Refrescos and Kaiser entered into an agreement (the "Kaiser Distribution Agreement"), for the exclusive distribution by Refrescos of Kaiser beer. The Kaiser Distribution Agreement expired on December 28, 2000 but was extended to March 31, 2003 by mutual agreement.

     Under the Kaiser Distribution Agreement, Refrescos has the right to distribute bottled and draught beer under the Kaiser labels in the Brazilian franchise territory that now includes most of Rio de Janeiro, the state of Espirito Santo, and the territory of Minas. Refrescos is not allowed to produce, bottle, sell, or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except pursuant to an independent agreement between Refrescos and Kaiser.

     Under the terms of the Kaiser Distribution Agreement, Kaiser assumes all responsibility for planning and managing publicity, marketing and promotional activities related to Kaiser beer brands. Refrescos, however, is free to undertake marketing or promotional activities that receive Kaiser's prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro region. Refrescos has agreed to devote at least 3% of its gross sales of Kaiser products (net of taxes) to such promotional activities or events.

     Refrescos is prohibited from assigning, transferring, or otherwise encumbering the Kaiser Distribution Agreement or any interest therein for the benefit of third parties without prior written consent from Kaiser. Kaiser may terminate the Kaiser Distribution Agreement immediately in the event that (i) Refrescos declares bankruptcy, is made a party to bankruptcy proceedings or is placed under judicial administration, (ii) Refrescos is dissolved or liquidated or its assets are nationalized, expropriated, attached or intervened, (iii) Refrescos undergoes a change of business or of control, (iv) Refrescos ceases to be a franchisee of The Coca-Cola Company or (v) there exists serious non-compliance on the terms of the Kaiser Distribution Agreement on the part of Refrescos. In addition, Kaiser may terminate the Kaiser Distribution Agreement three months after delivery of notice that Refrescos is not complying with any other terms thereof. Refrescos may terminate the Kaiser Distribution Agreement in the event of material non-compliance with the terms thereof by Kaiser.

Pet Packaging Business

     Overview and Background

     During 2001, the Company produced Pet packaging through Multipack in Chile and Cipet in Argentina. Multipack was established in 1991 in cooperation with The Coca-Cola Company as the sole manufacturer of returnable Pet bottles for all Coca-Cola bottlers in Chile until its operations were merged into Envases CMF S.A. in June of 2001. On June 29, 2001, the Company and Cristalerias de Chile S.A. created a 50/50 joint venture to strengthen their plastic packaging business through the formation Envases CMF S.A.. In order to accomplish this joint venture, Crowpla-Recolite purchased assets from Multipack necessary to further the joint venture. Andina maintains a 50% interest in the joint venture while Crowpla-Recolite retains the remaining 50% interest.

     Up until June 2001, Mulipack was the largest producer of Pet containers in Chile, since then Envases CMF S.A. has become the most important producer of envases Pet in the national market. Cipet was established in 1987 by the Coca-Cola Company and Cia. Argentina Belga S.A., and was acquired by the Company as part of the Coca-Cola Transactions in December 1996. In 2001, Cipet was one of the largest producers of Pet products in Argentina. In Brazil, the Company and Continental established Solucao Pet as a 50-50 joint venture with total capital of US$34.5 million. This joint venture was terminated on March 31, 2000 by mutual agreement of Continental and the Company and the operation of Solucao Pet were discontinued. See "History--General--PET Joint Venture".

     The Company produces both returnable and non-returnable Pet bottles. The Coca-Cola Company acquired the exclusive right to use certain Pet technology from Continental in 1991 and has sub-licensed that technology to certain Pet-manufacturers that produce Coca-Cola Pet bottles, including Multipack in

Chile and Cipet in Argentina. As a returnable packaging material, Pet is considered superior to glass because it is lightweight, difficult to break, transparent and easily recyclable. In the markets where it has been introduced, Pet packaging has almost entirely replaced glass for manufacturing returnable bottles. On average, returnable Pet bottles can be used up to 12 times. Non-returnable Pet bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products.

     Sales

     In 2001, Cipet had net sales of Ch$ 26,340 million with sales to affiliates representing 43% of such sales. Cipet also sold Pet bottles to third parties (other Coca-Cola bottlers in Argentina) accounting for approximately Ch$ 15,037 million or 57% of Cipet's net sales. In 2001, Multipack had sales through June 30, 2001 of Ch$8,579 million with sales to affiliates representing 54% of net sales.

     The following table sets forth, for the periods indicated, the Company's net sales in Chile, Argentina and Brazil of its Pet packaging products to third parties:

             Net Sales of Pet Packaging Products to Third Parties

                                                        Year ended December 31,
                                          ---------------------------------------------------
                                             1999                2000                2001
                                          ----------          -----------         -----------
                                                         (in millions of Ch$)
Chile:
Returnable Pet bottles..............      Ch$   4,105         Ch$   2,127         Ch$   1,025
Non-returnable Pet bottles..........            1,132               1,027               1,968
Other Pet products..................            1,226               3,033                 937
                                          -----------         -----------         -----------
   Total(1).........................      Ch$   6,463         Ch$   6,187         Ch$   3,930
                                          ===========         ===========         ===========

Argentina:
Returnable Pet bottles..............      Ch$   2,184         Ch$   1,611         Ch$     679
Non-returnable Pet bottles..........            2,324               1,183                 289
Other Pet products..................           12,909              11,935              14,069
                                          -----------         -----------         -----------
   Total(1).........................      Ch$  17,417         Ch$  14,729         Ch$  15,037
                                          ===========         ===========         ===========

Brazil:
Returnable Pet bottles..............               --                  --                  --
Non-returnable Pet bottles..........               --                  --                  --
Other Pet products..................      Ch$     353                  --                  --
                                          -----------         -----------         -----------
   Total(1).........................      Ch$     353                  --                  --
                                          -----------         -----------         -----------
---------------
(1)  Excludes sales to related companies, which are eliminated upon consolidation.


Competition

     The Company is the sole supplier of returnable Pet bottles for Coca-Cola bottlers in Argentina and Chile and, under terms of Pet contracts with such bottlers, may produce returnable Pet bottles only for Coca-Cola bottlers. Due to pre-existing agreements between The Coca-Cola Company and other Coca-Cola bottlers throughout South America, the Company must obtain the consent and assistance of The Coca-Cola Company to expand its sales of returnable Pet bottles.

     In Chile, the Company has two principal competitors in the non-returnable Pet bottles market: (i) Strong Chemicals Ltda., the principal Chilean manufacturer of polyvinyl chloride (PVC) plastic bottles for edible oils, and
(ii) Plasco S.A., the exclusive supplier of Pet bottles for Pepsi.

     In Argentina, the Company competes principally with Schmalbac-Lubeca (formerly Johnson's Control), Alpla S.A. and Alusud S.A. (Alcoa). Cipet is the exclusive supplier of returnable Pet bottles to all Coca-Cola bottlers in Argentina. In Brazil, Solucao Pet, which commenced operations in January 1997, was the exclusive supplier of Pet bottle requirements of Refrescos until March 31, 2000 when its operation, were discontinued. In April 2000, Refrescos has purchased all its Pet packaging from Braspet, a Brazilian Pet bottle manufacturer.

     In addition, various bottle manufacturers produce returnable Pet bottles in Chile and other South American countries for competitors of The Coca-Cola Company, and numerous manufacturers in various countries produce non-returnable Pet bottles for beverages and other products.

Raw Materials and Supplies

     The principal raw materials used in the production of Coca-Cola Soft Drinks are concentrate, sweetener, water and carbon dioxide gas. Production also requires glass and plastic bottles, bottle tops and labels. Each of the Company's bottlers purchases raw materials from local sources. Water used in soft drink production is treated for impurities and adjusted for taste reasons. Water is subjected to continuous quality control.

     Chile

     Andina purchases concentrate at prices established by The Coca-Cola Company. Andina purchases sugar primarily from Industria Azucarera Nacional S.A. (the only producer of sugar in Chile) although it may purchase sugar on the international market when prices are favorable, and it has done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis that has historically been consistent with international prices. Andina obtains carbon dioxide gas from Liquid Carbonic de Chile S.A. Andina's affiliate Multipack, produces returnable Pet bottles and most of the non-returnable Pet bottles used by Andina. Andina purchases glass bottles principally from Cristalerias de Chile S.A. and bottle tops and labels from various suppliers.

     In 2001, principal raw materials (including packaging) accounted for 80.3% of the total cost of sales for Andina's Coca-Cola Soft Drinks in Chile. As a percentage of total costs of raw materials, the cost of concentrate accounted for 49.0%, sugar and artificial sweeteners for 18.8%, cans for 13.8%, one-way bottles account for 14.5%, bottle tops for 3.4%, and carbon dioxide gas for 0.5%. Water did not constitute a significant raw material cost.

     Brazil

     Refrescos purchases concentrate at prices established by The Coca-Cola Company in the city of Manaus, which has been designated as a duty-free development zone by the Brazilian government. Refrescos purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda., Acucareira Bortolo Carolo S/A, USJ Acucar e Alcool S/A and Nardini Agroindustrial Ltda. Refrescos purchases carbon dioxide gas from Companhia White Martins Gases S.A. and AGA S.A. Refrescos purchases bottles from Braspet, Vidraria Rio Minas S.A. and Cia. Ind. Sao Paulo e Rio (Cisper), plastic bottle caps from Alcoa Aluminio S.A. and metal bottle caps from various Brazilian suppliers; and Refrescos purchases water from the municipality of Rio de Janeiro.

     In 2001, principal raw materials (including packaging) accounted for 65.9% of total costs of sales for Refrescos soft drinks. As a percentage of total Refrescos raw material costs, the cost of concentrate accounted for approximately 26.0%, bottles for 29.0%, cans for 25.2%, sugar and artificial sweeteners for 15.9%, bottle tops for 3.2%, and carbon dioxide gas for 0.7%.

     Argentina

     Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sweeteners from Ledesma S.A., Ing. y Refineria San Martin de Tabacal S.A., and Cia. Azucarera Concepcion S.A., and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. Edasa purchases non-returnable and returnable Pet bottles from Cipet, and glass bottles from Cattorini Hermanos, and bottle caps from Alusud S.A., Revisud S.A. and Crown Cork S.A. Edasa buys water from Aguas Provincia de Santa Fe in the province of Santa Fe. In the provinces of Cordoba and Mendoza, Edasa owns water wells and extracts water for soft drink production. Edasa buys water from Aguas Cordobesas S.A. and the Departamento General de Obras Sanitarias Mendoza, for other purposes. Edasa also buys strech film from Plastiandino, Sanlufilmand and Polymers; and cartoon from Zucamor an Cartocor.

     In 2001, principal raw materials accounted for 74.0% of total costs of sales for Edasa soft drinks. As a percentage of total Edasa raw material costs, the cost of concentrate accounted for approximately 46.6%, bottles for 21.7%, sugar and artificial sweeteners for 16.7% cans for 11.5%, bottle tops for 2.9% and carbon dioxide gas for 0.6%.

     Other Beverages

     The principal raw materials used by Vital in the production of juices and mineral water are sweetener, fruit pulps and juices, flavors and aromas, and citric acid. Production of carbonated mineral water requires carbon dioxide gas. In 2001, the cost of raw materials (including packaging) accounted for 81% of the total cost of sales for Vital juices and mineral water. As a percentage of total Vital raw material costs, the cost of fruit pulp and juices accounted for 7.1%, sugar and artificial sweeteners for 9.9%, flavors aromas and citric acid for 40.3%, packing for 33.4%, packaging for 5.1%, bottle tops for 4.0% and carbon dioxide gas for 0.2%.

     Pet Packaging

     The principal raw material required for production of Pet bottles is Pet resin imported in the form of pellets from Mexico and Brazil. In 2001, Cipet's cost of Pet resin accounted for 75% of the total variable cost of its sales of Pet bottles.

Seasonality

     Each of the Company's lines of business is seasonal. Most of the Company's beverage products have their highest sales levels in the South American summer (October through March), with the exception of nectar products, which have a higher sales volume in the South American winter (April through September). Prices of packaging materials used in beverage production are generally correlated to the seasonal cycles of beverages. The Company's Chilean and Argentine operations experience higher levels of seasonal price fluctuations than its Brazilian operations. The following table sets forth, for the year ended December 31, 2001, the Company's quarterly sales by principal lines of business:

                  Seasonality of the Company's Sales in 2001

                                          Soft Drinks                   Other Beverages(1)
                                 ----------------------------      ----------------------------
                                  Production       % of total       Production       % of total
                                 (millions of        annual        (millions of        annual
                                     Ucs)          production          UCs)          production
                                 ------------      ----------      ------------      -----------
Chile:
1st Quarter....................       25.7UCs            26.0%          5.6UCs            29%
2nd Quarter....................       21.0               21.2           4.3               20
3rd Quarter....................       21.4               21.7           4.1               20
4th Quarter....................       30.6               31.1           6.5               31
                                  -----------        --------       ----------        --------
     Total.....................       98.7UCs           100.0%         20.5UCs           100.0%
                                  ===========        ========       ==========        ========

Brazil:
1st Quarter....................       36.8UCs            27.5%          1.2UCs            24.7%
2nd Quarter....................       31.0               23.2           1.0               19.1
3rd Quarter....................       27.1               20.3           1.0               20.7
4th Quarter....................       38.7               29.0           1.8               35.6
                                  -----------        --------       ----------        --------
     Total.....................      133.6UCs           100.0%          5.0UCs           100.0%
                                  ===========        ========       ==========        ========

Argentina:
1st Quarter....................       22.9UCs            29.0%          0.7UCs            24.4%
2nd Quarter....................       16.3               20.6           0.6               19.8
3rd Quarter....................       17.6               22.3           0.7               24.0
4th Quarter....................       22.1               28.1           0.9               31.8
                                  -----------        --------       ----------        --------
     Total.....................       78.9UCs           100.0%          2.9UCs           100.0%
                                  ===========        ========       ==========        ========
---------------
(1)  In Chile and Argentina, "Other Beverages" includes fruit juices and mineral water. In Brazil, it includes beer and mineral water.

Regulation

     General

     The Company is subject to the full range of government regulations generally applicable to companies engaged in business in its franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities, and anti-trust laws. Currently, there are no material legal or administrative proceedings pending against the Company with respect to any regulatory matter in any of its franchise territories except those listed as such in "Item 8. Financial Information--Legal Proceedings". The Company believes, to the best of its knowledge, that it is in compliance in all material respects with applicable statutory and administrative regulations relating to its business.

     Chile. There are no special licenses or permits required to manufacture and distribute soft drinks in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from (and their activities are subject to) supervision by the Chilean Environmental Protection Services ("Servicio Sanitario Metropolitano del Ambiente, the "Environmental Protection Authority"), which inspects plants and takes liquid samples for analysis on a regular basis. The Company's permit from the Environmental Protection Authority was obtained on January 8, 1992 and is in effect indefinitely. In addition, production and distribution of mineral water is subject to special regulation such that mineral water may be drawn only from sources designated for such purpose by presidential decree. Certification of compliance with such decree is provided by the National Health Service ("Servicio de Salud

Metropolitano del Ambiente" -SESMA-). The Company's mineral water production facilities have received the required certification.

     Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in the Company's production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health, which oversees diet products (together, the "Ministry"). The Company's permits from the Ministry are valid and in force. Although no assurances can be given as to their renewal, the Company has not experienced any material difficulties in renewing its permits nor does it expect to experience any difficulties in the future. The Ministry does not regularly inspect facilities but sends inspectors to investigate any complaints it receives.

     Argentina. While most laws applicable to Edasa are enforced at the federal level, some, such as sanitary and environmental regulations, are primarily enforced by provincial and municipal governments. There are no licenses or permits required for the manufacture or distribution of Coca-Cola Soft Drinks in the Argentine territory. However, the Company's production facilities are subject to registration with federal and provincial authorities and to supervision by municipal health agencies, which certify compliance with applicable laws.

     Environmental Matters

     It is the Company's policy to conduct environmentally sound operations on a basis consistent with applicable laws and with criteria established by The Coca-Cola Company. Although regulation of matters relating to protection of the environment is not as well developed in the franchise territories as in the United States, the Company expects that additional laws and regulations may be enacted in the future with respect to environmental matters affecting the Company that may impose additional or restrictions on the Company which could materially or adversely affect our results of operation in the future. There are no material legal or administrative proceedings pending against the Company in any of the franchise territories with respect to environmental matters, and the Company believes that to the best of its knowledge it is in compliance in all material respects with all environmental regulations applicable to the Company.

     Chile. The Chilean government has several regulations governing environmental matters relating to the Company's operations. For instance, Law 3,133 regulates discharge of residual industrial waste, and the Sanitary Code contains provisions relating to liquid and solid waste disposal, basic environmental conditions in the workplace, and the protection of water for human consumption. On February 23, 1993, the Chilean government published regulations that updated the provisions of Law 3,133. These regulations place limits on the disposal of harmful substances which may be hazardous to water used in irrigation or water for consumption by people or animals without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendency of Sanitary Services. The regulations also mandate governmental approval of any systems to treat or discharge liquid industrial waste. In December 1996, the Company completed a new liquid industrial waste treatment plant to comply in advance with Chilean liquid waste emissions standards, which have been in effect since August 1998.

     Law 19,300, passed in March 1994, addresses general environmental concerns that may be applicable to the activities of the Company and which, if applicable, would require the Company to hire independent experts to conduct environmental impact studies or declarations of any future projects or activities that could be impacted by the regulations of Law 19,300. Law 19,300 creates the National Commission on the Environment, which is supported by regional commissions to supervise environmental impact studies and declarations for all new projects, and to enforce the regulations of Law 19,300, and grants discretionary power to regulators. There can be no assurance that future legislative regulatory developments will not impose further restrictions that would be material to the Company's operations in Chile.

     In 1997, the municipality of San Joaquin, that is part of the Santiago Metropolitan region where the Company's Santiago production facilities are located, presented to the Chilean housing and zoning authorities an environmental impact study to assess whether certain manufacturing facilities in the San Joaquin area, including the manufacturing facilities of the Company, were properly zoned in an area for exclusive industrial use. The study, carried out with the Company's cooperation, was commissioned as required by a Santiago zoning act passed in November 1994. Although the Company believes the relevant authorities will concur with the study's assessment that the Company's plant is properly zoned, there can be no assurance that the Chilean authorities will not overrule the study and require the Company to relocate its production facility to another area of the Santiago metropolitan region which could adversely impact the Company's financial results or operations.

     In 2001, the Company made a series of presentations to the municipality of San Joaquin to renew the permits required for construction of the Company's facilities in San Joaquin.

     The Company believes to the best of its knowledge that it is in compliance, in all material respects, with other Chilean environmental standards.

     Brazil. The Company's Brazilian operations are subject to several environmental laws, none of which currently impose substantial restrictions on the Company. The federal constitution established the broad guidelines for the new treatment afforded environmental concerns, dedicating an entire chapter (Chapter VI, Article 225) to the protection of the environment, along with several other articles related to the environmental law and urban law. Environmental issues are regulated at the federal, state and municipal levels and the Brazilian constitution empowers the public authorities to develop regulations designed to preserve and restore the environment and to control industrial processes that affect human life. Violations of these regulations are subject to criminal, civil and administrative penalties.

     In addition, Law No. 6,938 of August 31, 1981, known as the Brazilian Environmental Policy, introduced an entirely different environmental regime. There is no longer any environmental damage that is exempt from coverage. The legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subject the party causing such damage to payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9.605, of February 12, 1998 (Environmental Crimes Act).

     Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministerio do Meio Ambiente (the environmental ministry) and the Conselho Nacional do Meio-Ambiente ("CONAMA") dictate environmental policy, including without limitation initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovaveis ("IBAMA") enforces environmental regulations set by CONAMA. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect the Company. Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundacao Estadual de Engenharia do Meio-Ambiente ("FEEMA"), the principal environmental authority in Rio de Janeiro. FEEMA periodically inspects industrial sites and tests liquid waste for contamination. The Company believes to the best of its knowledge that it is materially in compliance with the standards established by all the governmental authorities applicable to its operations. There can be no assurances, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material effect on the Company's results or operations.

     Argentina. The Argentine Constitution, as amended in 1994, allows any individual who believes a third party may be damaging the environment to initiate an action against it. No such action has ever been instituted against the Company, but no assurances can be given that an action will not be brought in the future. Though provincial governments have primary regulatory authority over environmental matters, municipal and federal authorities are also competent to enact laws on environmental issues. Thus, municipalities are competent on local environmental matters, such as waste management, while the federal government regulates interprovincial environmental issues, such as transport of hazardous waste or environmental matters covered by international treaties.

     Provincial governments within the Argentine territory have enacted framework laws concerning preservation of the environment (Law No. 7,343 in Cordoba, Law No. 5,961 in Mendoza and Law No. 11.717 in Santa Fe). These laws contain principles on environmental policy and management, as well as rules on environmental impact assessment. They also give certain agencies competence in environmental issues.

     Almost all provinces as well as many municipalities have enacted laws regarding the use of water, the sewage system and the disposal of liquids into underground flows of water or rivers. There are currently no claims pending against the Company on this matter. The violation of these laws usually results in fines.

Capital Expenditures

     The Company's total capital expenditures were Ch$34,831 million in 1999, Ch$22,251 million in 2000 and Ch$21,550 in 2001 under Chilean GAAP. In 2001, capital expenditures were principally related to:

o Investments in bottling machinery and equipment in Chile and Brazil to increase production capacity, and

o Investments required to improve the sugar treatment facilities by Refrescos.

o    Investments in software (SAP)

     In 2000 principal capital expenditures included:

o Investments in bottling machinery and equipment in Chile and Argentina to increase production capacity, to improve sales and to bring the Cordoba plant online; and

o Investments required to integrate the various production facilities of NVG in Jacarepagua and Vitoria with the facilities owned by Refrescos.

     The following table sets forth, under Chilean GAAP, for the years indicated, the capital expenditures of the Company, excluding strategic acquisitions, by line of business:

                   Capital Expenditures by Line of Business

                                        Year ended December 31,
                               -----------------------------------------
                                  1999           2000            2001
                               ----------     ----------      ----------
                                                   (millions of Ch$)
Soft Drinks:
   Chilean territory.........  Ch$ 12,775     Ch$  8,103      Ch$  9,462
   Brazilian territory.......       4,148          5,246           7,942
   Argentine territory.......      14,010          6,587           2,108

Other Beverages:
   Vital.....................         559            952            864

Pet Packaging:
   Multipack.................       1,557            895           1,086
   Cipet.....................       1,692            468              88
   Solucao Pet(1)............          90             --              --
                                       --             --              --
                               ----------     ----------      ----------
Total........................  Ch$ 34,831     Ch$ 22,251      Ch$ 21,550
                               ==========     ==========      ==========
---------------
(1) This amount is not reflected as a capital expenditure under the Consolidated Financial Statements because under Chilean GAAP companies in start-up phases are not consolidated.


Property, Plant and Equipment

     The Company maintains production plants in each of the principal population centers that comprise the franchise territories. In addition, the Company maintains distribution centers and administrative offices in each of the franchise territories. The following table sets forth the principal properties and facilities of the Company in each of the franchise territories, setting forth in square meters the combined size of offices, plants and warehouses at each facility:

  Location                 Principal Use                           Size
  --------                 -------------                           ----
                                                                    (m2)
Chile:
Santiago                   Offices; Coca-Cola Soft Drinks
                             production/Warehouse                362,856
Rancagua                   Warehouse/Storage                      24,061
San Antonio                Warehouse/Storage                      19,842
Renca                      Offices; Juice production              40,000
Rengo                      Mineral water production               12,375


Brazil:
Itaoca                     Warehouse                              76,866
Bangu                      Warehouse                              44,614
Jacarepagua                Offices; Coca-Cola Soft Drinks
                             production/Warehouse                195,372
Caxias                     Warehouse                              18,300
Vitoria                    Warehouse; Coca-Cola Soft
                             Drinks production                    93,320
Itambi                     Warehouse                             131,420
Governador Valadares       Warehouse                              20,000
Cabo Frio                  Warehouse                               1,985
Campos                     Warehouse                              24,200

  Location                 Principal Use                           Size
  --------                 -------------                           ----
                                                                    (m2)
Argentina:
Mendoza                    Offices; Coca-Cola Soft Drinks
                             production/Warehouse                 41,579
San Juan                   Warehouse; Offices                     48,036
San Luis                   Warehouse; Offices                      6,069
Rosario (Santa Fe)         Offices; Coca-Cola Soft Drinks
                             production/Warehouse                 28,070
Santo Tome (Santa Fe)      Offices; Warehouse                     89,774
Cordoba                    Offices; Coca-Cola Soft Drinks
                             production/Warehouse                923,260

Rio IV                     Warehouse; Offices                      7,482
Buenos Aires               Offices; Pet bottle production         27,043


     The Company's properties are held in fee and are not subject to material encumbrances.

     Capacity by Line of Business

     Set forth below is certain information concerning the installed capacity and approximate average utilization of the Company's production facilities, by line of business.

                       Capacity by Line of Business (1)

                                                                         Year Ended December 31,
                                             ------------------------------------------------------------------------------
                                                              2000                                    2001
                                             --------------------------------------- -------------------------------------
                                             Annual Total    Average      Capacity   Annual Total    Average      Capacity
                                                             Capacity   Utilization                  Capacity   Utilization
                                               Installed   Utilization  During Peak    Installed   Utilization  During Peak
                                               Capacity        (%)       Month (%)     Capacity        (%)       Month (%)
                                             ------------  -----------  ------------  -----------  -----------  -----------
Coca-Cola Soft Drinks (millions of UCs):
   Chile.................................         156            66%          69%         145            61%          83%
   Brazil................................         173            61           70          179            71           88
   Argentina.............................         157            49           67          158            49           51
Other Beverages (millions of UCs)........          58            35           52           58            35           52
Pet packaging (millions of bottles)......         589            55           81          629            55           81

---------------
(1)  The Pet packaging figures include Multipack and Cipet. For 2000, figures do not include Solucao Pet since its operations were discontinued in March
     2000. For 2001, figures do include Multipack since its operations were discontinued in July 2001

     Total installed capacity assumes production of the mix of products and containers produced in 2001. In 2001, the Company continued to modernize and renovate its manufacturing facilities in order to maximize efficiency and productivity. At present, the Company estimates it has sufficient capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. The Company maintains quality control laboratories at each production facility where raw materials are tested and soft drink samples are analyzed.

     Chilean territory. As of December 31, 2001, the Company owned one production facility with eight production lines for Coca-Cola Soft Drinks at its facility in the San Joaquin district of Santiago with total installed annual capacity of 145 million UCs. For juices and mineral water, the Company owned one production facility in the Renca district of Santiago, where Vital operates four fruit juice production lines and nine Kapo production lines. The Company owned another production facility in Rengo, where Vital operates four additional production lines dedicated to production of mineral water. At December 31, 2001, the Company owned three distribution centers in the Chilean territory.

     Brazilian territory. In March 2000, Andina agreed to acquire NVG, which owned three production facilities (Niteroi, Itambi, and Vitoria) in addition to a 25% stake in Centralli, a manufacturing facility with one Pet bottle production line and a production line for aluminum cans. Two plants in Niteroi and Itambi were closed in March 2000 to optimize production at the Jacarepagua facility. However, the facility in Vitoria remains in operation, and in August 2000, production was expanded by adding a line for producing Pet
2.0 bottles.

     By November, 2000, the Jacarepagua facilities were expanded by adding a production line for Pet 2.0 bottles, which was transferred from Itambi. In total, Andina's industrial plant structure includes seven production lines in Jacarepagua and two in Vitoria.

     Argentine territory. In the Argentine territory, as of December 31, 2001, the Company had ten production lines and three production facilities with total installed annual capacity of 158 million Ucs of Coca-Cola Soft Drinks. At December 31, 2000, the Company owned ten distribution centers in the Argentine territory, including the production facilities at Cordoba, Rosario and Mendoza.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

     The following discussion should be read in conjunction with and is qualified in its entirety by the Consolidated Financial Statements, including the Notes thereto. The Company prepares its financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP.
Note 25 of the Notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and total shareholders' equity.

     Chilean GAAP requires that financial statements recognize the effects of inflation. Accordingly, all financial information regarding the Company, unless otherwise indicated, has been restated to eliminate the distorting effects of changes in the purchasing power of the Chilean peso on non-monetary assets and liabilities and shareholders' equity, such that all such information is presented in comparable monetary terms. The general price-level gain or loss reflected in the income statement indicates the effect of inflation on the Company's net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered "monetary" for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level. Examples of "monetary" assets and liabilities include accounts receivable, accounts payable and cash.

     Income reported on a U.S. GAAP basis differs from that reported in accordance with Chilean GAAP principally due to basis differences in property, plant and equipment, accounting for deferred income taxes, acquisition through the issuance of shares, difference in accounting for investments in related companies and different goodwill amounts, and difference in accounting translation adjustment of foreign investments, difference in joint venture accounting, and differences in amortization periods for goodwill. The effect of inflation accounting under Chilean GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 25 of the Notes to the Consolidated Financial Statements.

Factors Affecting Comparability

     In March 2000, the Company, through its subsidiary, Refrescos, purchased from the Coffin Group a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Rio de Janeiro and Minas Gerais (Nitvitgov Refrigerantes S.A., hereinafter, "NVG"), for US$74.5 million. This territory was serviced by the Coffin Group through Perma Industria de Bebidas S.A. ("Perma"). The operations of NVG and Refrescos were integrated into Refrescos.

     In July 2001, as a result of the joint venture with Cristalerias forming Envases CMF S.A., the Company deconsolidated the results of Multipack and only recognizes the results of Multipack in its financial statements in the section "Investments in Related Companies".

     Effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accounts concerning deferred income taxes, which requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. This change resulted in a net credit to income of Ch$ 3,686 million during the year ended December 31, 2000. The cumulative effect of this accounting change for years prior to 2000 resulted in the recognition of a net deferred tax asset and an offsetting liability of Ch$ 1,788 million at January 1, 2000. The liability and the asset are being offset over the projected period of reversal of the temporary differences without affecting net income. However, there will be an effect on future results arising from the recognition of the reversal of the temporary differences in the current income tax provisions for such periods.

Critical Accounting Policies

Discussion of Critical Accounting Policies

     In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and its financial position in the preparation of its financial statements in conformity with accounting principles generally accepted in Chile and the United States of America (with respect to the reconciliation of net income and shareholders' equity and additional disclosures required by US GAAP). There can be no assurances that actual results will not differ from those estimates. The Company believes, to the best of its knowledge, that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates and assumptions about the effect of matters that are inherently uncertain. For a more detailed discussion of accounting policies significant to the Company's operations, please see Note 1 to the Company's Consolidated Financial Statements.

Allowance for Doubtful Accounts

     The Company evaluates the collectibility of its trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, the Company's recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding. Our accounts receivable balance was CH$57,949 million, net of allowances for doubtful accounts of Ch$3,352 million as of December 31, 2001.

Property, Plant and Equipment

     Property, plant and equipment (excluding the technical reappraisal that occurred in 1979 that was eliminated in the reconciliation to US GAAP) is recorded at cost plus price-level restatements and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company's business model or changes in the Company's capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of property, plant and equipment should be shortened, the Company would depreciate the net book value in excess of the estimated salvage value over its revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, vending equipment, transportation equipment or software could result in shortened useful lives. Long-lived assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of future cash flow is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

Goodwill and Other Intangible Assets

     Goodwill and other intangible assets are stated on the basis of cost plus price-level restatements and are amortized, principally on a straight-line basis, over the estimated future periods benefited (not exceeding 20 years). Intangible assets consist primarily of bottling and distribution rights in specific territories. Goodwill and other intangible assets are periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business or assets to which they relate may not be recoverable. When such events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices, marketing spending and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate. In 2002, the Company will adopt the provisions of SFAS No. 142 for the purposes of US GAAP reporting. The Company anticipates the adoption of SFAS No. 142 will reduce amortization expenses in 2002. During 2002, the Company will perform the first of the annual impairment tests of its goodwill and intangible assets with indefinite useful lives. The Company has not yet performed a preliminary impairment test of its goodwill and intangible assets with indefinite useful lives and, accordingly, cannot currently estimate the impact of the adoption of this standard on the US GAAP results of operations and financial condition of the Company in 2002.

Deferred Tax Assets

     The Company records a valuation allowance to reduce the carrying value of its deferred tax assets to an amount that is more likely than not to be realized. While the Company has considered future taxable income and prudent and feasible tax planning strategies in assessing the need for the valuation allowance, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination was made.

Liability for deposits for bottles and cases

     The Company has a liability for deposits it receives for bottles and cases that it provides to its customers and distributors. The liability represents the deposit value that the Company may be required to remit upon receipt of the bottles and cases, in good condition, along with the original invoice. The liability is not subjected to price level restatements as per current agreements with customers and distributors. The Company estimates the liability based on an annual inventory of bottles sold to customers and distributors, estimates of bottles in circulation and a weighted average historical deposit value per bottle or case. Additionally, because the amount of bottles and cases has generally increased over time the liability is presented as a long-term liability. Significant management judgment is involved in estimating the number of bottles in circulation, the deposit value that could be subject to redemption and the timing of disbursements related to this liability.

Differences of Operating Conditions

     Important differences exist on a macroeconomic level and in operating conditions in the Company's franchise territories, which have an adverse effect on the Company's operating margins.

     Pricing Environments. The prices of the Company's soft drinks are significantly higher in the Chilean and Argentine territories than in the Brazilian territory, where the competitive environment is affected by the aggressive pricing practices of several large breweries and the effects of the devaluation of the real.

     Moreover, the Brazilian market's preference for non-returnable formats that generally have a higher cost of sales than returnable formats (assuming a return of the container) which results in lower gross margins.

     Until 1998, Argentina had the highest prices in the Company's franchise territories, but the end of increased price competition by local producers reduced average prices in Argentina. In Chile, a well-developed consumer preference for Coca-Cola Soft Drinks and the Company's established distribution network and market presence permitted the Company to defend against the recent entry of similar local soft drink producers but, the Company's pricing policy seeks to maximize profitability while protecting market share.

     Distribution. The Company's distribution structure in Chile is mature and efficient, with a high percentage of direct sales and delivery to customers, which allows the Company to better manage prices, inventories and merchandising. In Argentina and Brazil, the Company acquired franchises with substantially different distribution structures. In Argentina, wholesalers have historically played an important role in distribution, which has led to higher costs and less control over pricing, inventory management and commercial variables.

Summary of Operations

     The Company engages primarily in the production and distribution of Coca-Cola Soft Drinks in Chile, Brazil and Argentina. In Chile, the Company also produces and distributes fruit juices, other fruit flavored beverages and mineral water. In Brazil, the Company distributes beer and mineral water. In addition, the Company produces Pet bottles primarily for its own use and for sale to other Coca-Cola bottlers in Chile and Argentina.

     The following table sets forth, for the periods indicated, the net sales and operating income for the Company's operations in Chile, Brazil and Argentina, respectively, expressed in each case in millions of Chilean pesos and as a percentage of the Company's consolidated net sales or operating income, as the case may be:

                                                                   Year ended December 31,
                                   ---------------------------------------------------------------------------------------
                                               1999                          2000                          2001
                                   ---------------------------    -------------------------    ---------------------------
                                                                      (millions of Ch$)
Net sales:
Chile..........................    Ch$ 195,193         46.9%      Ch$ 193,638         42.2%     Ch$ 190,453         39.5%
Brazil.........................         76,216         18.3           129,511         28.3          140,809         29.2
Argentina......................        145,052         34.9           135,481         29.5          150,715         31.3
Intercountry eliminations......           (398)        (0.1)             (181)        (0.0)             (50)        (0.0)
                                   -----------      -------       -----------      -------      -----------      -------
   Total.......................    Ch$ 416,063        100.0%      Ch$ 458,449        100.0%     Ch$ 481,927        100.0%
                                   ===========      =======       ===========      =======      ===========      =======

Operating income:
Chile..........................    Ch$  39,403         98.9%      Ch$  43,035         76.1%     Ch$  39,296         70.4%
Brazil.........................         (1,556)        (3.9)            5,588          9.9            5,369          9.6
Argentina......................          2,010          5.0             7,918         14.0           11,161         20.0
                                   -----------      -------       -----------      -------      -----------      -------
   Total.......................    Ch$  39,857        100.0%      Ch$  56,541        100.0%     Ch$  55,826        100.0%
                                   ===========      =======       ===========      =======      ===========      =======

     The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of the Company's business segments, expressed in each case in millions of Chilean pesos and as a percentage of consolidated net sales or operating income, as the case may be:

                                                                   Year ended December 31,
                                   -------------------------------------------------------------------------------------
                                              1999                           2000                          2001
                                   --------------------------    -----------------------       -------------------------
                                                                      (millions of Ch$)
Net sales:
Soft drinks...................     Ch$ 350,667       84.3%       Ch$ 400,939       87.5%        Ch$ 419,089       87.0%
Other beverages(1)............          41,162        9.9             36,792        8.0              43,922        9.1
Packaging.....................          24,234        5.8             20,718        4.5              18,916        3.9
Total.........................     Ch$ 416,063        0.0%       Ch$ 458,449      100.0%        Ch$ 481,927      100.0%
                                   ===========      =====        ===========      =====         ===========      =====

Operating income:
Soft drinks...................     Ch$  31,525         .1%       Ch$  50,949       90.1%        Ch$  48,995       87.8%
Other beverages(1)............           6,349         .9              6,042       10.7               6,444       11.5
Packaging.....................           2,101        5.3                492        0.9                 474        0.8
Eliminations and others(2)....            (118)      (0.3)              (942)      (1.7)                (87)      (0.1)
                                   -----------      -----        -----------      -----         -----------      -----
Total.........................     Ch$  39,857      100.0%       Ch$  56,541      100.0%        Ch$  55,826      100.0%
                                   ===========      =====        ===========      =====         ===========      =====
---------------
(1)  Other beverages includes, in Chile, juices and mineral water; in Brazil, beer, juices and mineral water; and in Argentina, juices and mineral water
(2)  Eliminations represent intercompany sales and unrealized profits.

     The following table sets forth, for the periods indicated, certain information derived from the income statement of the Company:

                                                                   Year ended December 31,
                                   --------------------------------------------------------------------------------------
                                              1999                           2000                          2001
                                   -------------------------     --------------------------    --------------------------
                                                                      (millions of Ch$)
Net sales.....................     Ch$ 416,063       100.0%      Ch$ 458,449        100.0%      Ch$ 481,927        100.0%
Cost of sales.................        (259,214)      (62.3)         (277,684)       (60.6)         (301,614)       (62.6)
                                   -----------      ------       -----------      -------       -----------      -------
Gross profit..................         156,849        37.7           180,765         39.4           180,314         37.4
Selling and administrative
   expenses...................        (116,992)       28.1          (124,224)        27.1          (124,488)        25.8
                                   -----------      ------       -----------      -------       -----------      -------
Operating income..............          39,857         9.6            56,541         12.3            55,826         11.6
Non-operating income (expenses),
   net........................          (5,071)       (1.2)           22,119         (4.8)          (15,527)        (3.2)
Income taxes, minority interest
   (net)......................          (5,431)       (1.3)            1,944         (1.8)           (7,232)        (1.5)
                                   -----------      ------       -----------      -------       -----------      -------
Net income....................     Ch$  29,355         7.1%      Ch$  32,478          7.1%      Ch$  33,067          6.9%
                                   ===========      ======       ===========      =======       ===========      =======


Results of Operations for the Years Ended December 31, 2000 and 2001

                              Chile                      Brazil                   Argentina                  Total(1)
                     ------------------------   ------------------------   -----------------------   -------------------------
                        2000          2001         2000         2001          2000         2001         2000          2001
                        ----          ----         ----         ----          ----         ----         ----          ----
                                                                (millions of Ch$)
Revenues:
Net sales........    Ch$193,638    Ch$190,453   Ch$129,512   Ch$140,809    Ch$135,481   Ch$150,715   Ch$458,449    Ch$481,927
Cost sales.......      (109,188)     (108,148)     (81,236)     (97,000)      (87,441)     (96,515)    (277,683)     (301,614)
Gross profit.....        84,450        82,305       48,276       43,809        48,040       54,200      180,766       180,313
Administrative and
   selling expenses     (41,415)      (43,009)     (42,688)     (38,440)      (40,122)     (43,039)    (124,225)     (124,487)
                     ----------    ----------   ----------   ----------    ----------   ----------   ----------    ----------
Operating income.    Ch$ 43,035    Ch$ 39,296   Ch$  5,588   Ch$  5,369    Ch$  7,918   Ch$ 11,161   Ch$ 56,541    Ch$ 55,826
                     ==========    ==========   ==========   ==========    ==========   ==========   ==========    ==========

---------------
(1)  The total does not equal the sum of all the franchise territories due to intercountry eliminations.

     Net Sales

     The Company's net sales in 2001 were Ch$ 481,927 million, representing a 5.0% increase compared to 2000. This increase was principally a result of the additional revenue generated from the NVG business acquired in Brazil in March 2000 and increased net sales in Argentina. The Company's sales volume increased 9.4% from its 2000 sales volume. Net sales of Coca-Cola Soft Drinks increased 4.5% during 2001, sales of juices and bottled water increased 23.7% and sales of Pet packaging decreased 8.7%.

     In Chile, net sales were Ch$ 190,453 million in 2001, representing a 1.8% decrease from 2000. Net sales of Coca-Cola Soft Drinks in Chile in 2001 were Ch$ 153,201 million, representing a 2.8% decrease compared to 2000. This decrease was attributable primarily to a 1.3% increase in nominal sales prices, which was below inflation of 3.1%, which offset the increase in sales volume of 1.1%. Despite a decline in estimated market share, from 69.2% to 67.6%, the Company was able to increase sales volumes by one million UCs.

     Of the one million UCs net increase in sales volume of Coca-Cola Soft Drinks in 2001, the Company believes that 3.3 million UCs were due to an increase in sales volume attributable to an overall increase in demand for soft drinks, which was partially offset by a decrease of 2.3 million UCs that resulted from a decline in Andina's estimated market share for soft drinks in the Chilean territory, from 69.2% to 67.6%.

     The Company's net sales to third parties of fruit juices and mineral water in Chile were Ch$33,323 million in 2001, representing an 11.7% increase compared to 2000. This increase in net sales resulted from a 0.4% increase in sales volume to 20.5 million UCs, as a result of an 8.1% increase in water sales volumes, but which was offset by a 4.4% decline in volume of juice sales, as a result of a decrease in Andina's market share for juices in the Chilean territory from 44% to 39%.

     Net sales of Pet packaging to third parties in Chile were Ch$ 3,930 million in 2001 compared to Ch$ 6,187 million in 2000, while sales of Pet packaging to affiliates was Ch$ 4,649 million in 2001 compared to Ch$ 10,602 million in 2000. In July of 2001, the Company, through its Chilean packaging subsidiary, Multipack, entered into a joint venture, with Cristalerias S.A., and as of that date Packaging operations in Chile are no longer consolidated (See "Item 4. Information on the Company--History"), which principally explains the decrease in net sales of Pet packaging accounted for during 2001.

     In Brazil, the Company's net sales in 2001 were Ch$ 140,809 million, representing an 8.7% increase compared to 2000. This increase is principally a result of the additional revenues generated from the NVG franchise territories acquired in March 2000 and from an increase in sales volume for the existing territories of 1.6%. Net sales of Coca-Cola Soft Drinks in Brazil were Ch$132,150 million, representing a 7.8% increase compared to 2000. Sales volume of Coca-Cola Soft Drinks increased 16.7% from 114.5 million UCs in 2000 to 133.6 million UCs in 2001. Of the 19.1 million UCs increase in sales volume of Coca-Cola Soft Drinks, 17.8 million UCs are attributable to the additional sales from the acquired NVG territory and 1.3 million UCs are attributable to sales growth in the existing territories. This latter increase resulted principally from an estimated increase of 1% in Refrescos' market share for Coca-Cola Soft Drinks in the existing Brazilian territories. Average sales prices of soft drinks, expressed in reals, increased 5.3%, which resulted principally from an improved economic environment in Brazil.

     The Company's beer, juice and mineral water operations in Brazil generated net sales in 2001 of Ch$ 8,659 million, representing a 24.3% increase compared to 2000. Beer prices in reals decreased 2.4% in 2001 over 2000. During 2001, Refrescos sold 5.0 million UCs of beer, juice and mineral water, which represents an increase of 61.2% compared to 2000. Of the 1.9 million UCs increase in volume, 1.3 million UCs are attributable to growth in water sales as a result of the launching of Bonaqua brand water during 2001, and 0.4 million UCs are attributable to juice products which were launched during 2001.

     In Argentina, the Company's net sales in 2001 were Ch$ 150,715 million, representing a 11.2% increase compared to 2000. Net sales of Coca-Cola Soft Drinks were Ch$ 133,738 million in 2001, representing a 10.8% increase compared to Ch$ 120,752 million in 2000. This increase is principally explained by a 9.6% increase in soft drink volume sales to 78.9 million UCs, partially offset by a 7.9% decrease in soft drink prices in Argentine pesos.

     Net sales of Pet containers in Argentina were Ch$26,340 million in 2001 and Ch$ 24,644 million in 2000, representing a 6.9% increase compared to 2000. Volume sales of Pet containers in 2001 was 22.2 million bottles, representing a decrease of 61.0% and 469.6 million performs, representing an increase of 15.1% compared to sales volume in 2000.

     Cost of Sales

     Cost of sales were Ch$ 301,614 million in 2001, representing 62.6% of net sales, compared to Ch$ 277,683 million, or 60.6% of net sales in 2000. The increase as a percentage of net sales in 2001 was attributable mainly to higher US dollar linked costs, resulting from currency devaluations in of the Brazilian reals by 26.8% and the Chilean peso by 16.8% on average.

     For the Company's Chilean operations, cost of sales represented 56.8% of net sales in 2001, compared to 56.4% of net sales in 2000. For the Company's Brazilian operations, cost of sales represented 68.9% of net sales in 2001, compared to 62.7 % in 2000. For the Argentine operations, cost of sales represented 64.0% of net sales in 2001, compared to 64.5% in 2000.

     The increase in cost of sales as a percentage of net sales in Chile was primarily attributable to lower revenues, as a result of weak soft drink prices, together with higher US dollar linked costs. In Brazil, the increase in cost of sales as a percentage of net sales was primarily attributable to increased US dollar linked costs. The decrease in cost of sales as a percentage of net sales in Argentina was principally attributable to increased revenues together with the lower cost of certain raw materials.

     Gross Profit

     Gross profit in 2001 decreased slightly by 0.5% to Ch$ 180,313 million, or 37.4% of net sales, compared to Ch$ 180,766 million, or 39.4% of net sales, in 2000. The decrease in gross profit as a percentage of net sales was attributable principally to lower margins in the Brazilian operation.

     Administrative and Selling Expenses

     Administrative and selling expenses (SG&A) increased slightly by 0.2% to Ch$ 124,487 million in 2001 (25.8% of net sales) compared to Ch$ 124,225 million (27.1% of net sales in 2000.) As a percentage of net sales the Company's Chilean operations had SG&A expenses of 22.6% in 2001, compared to 21.4% in 2000; the Brazilian operations had SG&A expenses of 27.3% in 2001 compared to 33.0% in 2000; and the Argentine operations had SG&A expenses of 28.6% in 2001 compared to 29.6 % in 2000.

     In Chile, SG&A expenses as a percentage of net sales increased principally due to increased depreciation and freight costs. In Brazil, SG&A expenses as a percentage of net sales decreased 10.0%, principally as a result of the higher net sales, resulting from the additional volumes of the NVG operation, explained previously, together with a lower proportionate increase in SG&A expenses associated with these additional volumes. In Argentina, although SG&A expenses increased 7.3%, SG&A expenses as a percentage of sales decreased principally due to higher revenues, d.

     Operating Income

     Operating income decreased 1.3% in 2001 to Ch$ 55,826 million in 2001, or 11.6% of net sales, compared to Ch$ 56,541 million, or 12.3 % of net sales in 2000.

     Non-operating Income (Expense), Net

     The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

                                                               Year ended December 31,
                                                        --------------------------------------
                                                             2000                   2001
                                                        ----------------       ---------------
                                                                  (millions of Ch$)
Financial income                                        Ch$     24,891         Ch$     32,478
Share of income (loss) from affiliated companies                (1,320)                (1,366)
Other non-operating income                                       2,682                 30,134
Amortization of goodwill                                        (6,301)               (10,713)
Financial expenses                                             (20,773)               (33,188)
Other non-operating expenses                                   (17,831)               (26,153)
Price-level restatement                                         (3,467)                (6,718)
                                                        --------------         --------------
Non-operating income (expense), net                     Ch$    (22,119)        Ch$    (15,527)
                                                        ==============         ==============

     Non-operating income (expense), net was an expense of Ch$15,527 million in 2001, compared to an expense of Ch$ 22,119 million in 2000 representing a 29.8% change from 2000. The lower non-operating expense in 2001 resulted principally from increased non-operating income related to the capital reduction realized in the Argentine operations and which generated a non-cash extraordinary gain (in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accounts; the gain generated by the joint-venture of Multipack and Cristalerias See "Item 4. Information on the
Company--History"); together with lower charges related to the restructuring that took place in the Brazilian and Argentine operations. This increase was partially offset by increased goodwill amortization expenses relating to NVG as well as the complete amortization of the packaging operations, increased price level restatement charges resulting from the effect of the devaluation of the Chilean peso over US dollar denominated balance sheet items, and by increased net financial expense which includes a gain of Ch$3,112 million from the tender offer effected in July of 2001, but which was lower than the one time gains recorded on debt repurchases realized the previous year, and thus net financial expense, excluding one-time items decreased to Ch$1,298 million from Ch$1,633 million as a result of lower interest on debt restructured during the year.

     Income Taxes

     Income taxes in 2001 increased 285.1% to Ch$7,211 million compared to Ch$ 1,872 million in 2000. The Company's effective consolidated tax rate for 2001 was 17.9% compared to 5.4 % in 2000, and is principally explained by the following analysis. In accordance with Chilean law, Andina and each of its subsidiaries computes and pays taxes on a separate, unconsolidated basis. The corporate income tax rate in Chile is 15% of income before taxes, and in Brazil and Argentina it is 35% and 37%, respectively, of income before taxes. The increase in the Company's effective consolidated tax rate resulted from higher taxable earnings as well as tax relating to the Multipack transaction (See "Item 4. Information on the Company--History") which generated a charge of Ch$ 2,388 million.

     Net Income

     Net income in 2001 was Ch$33,067 million, representing a 1.8% increase compared to 2000.

Results of Operations for the Years Ended December 31, 1999 and 2000

                              Chile                      Brazil                   Argentina                  Total(1)
                     ------------------------   ------------------------   -----------------------   -------------------------
                        1999          2000         1999         2000          1999         2000         1999          2000
                        ----          ----         ----         ----          ----         ----         ----          ----
                                                                (millions of Ch$)
Revenues:
Net sales........    Ch$195,193    Ch$193,638   Ch$ 76,215   Ch$129,512    Ch$145,052   Ch$135,481   Ch$416,063    Ch$458,449
Cost sales.......      (113,462)     (109,188)     (48,433)     (81,236)      (97,716)     (87,441)    (259,214)     (277,683)
Gross profit.....        81,731        84,450       27,782       48,276        47,336       48,040      156,849       180,766
Administrative and
   selling expenses     (42,328)      (41,415)     (29,338)     (42,688)      (45,326)     (40,122)    (116,992)     (124,225)
                     -----------   ----------   -----------  ----------    ----------   ----------   ----------    ----------
Operating income.    Ch$ 39,403    Ch$ 43,035   Ch$ (1,556)  Ch$  5,588    Ch$  2,010   Ch$  7,918   Ch$ 39,857    Ch$ 56,541
                     ==========    ==========   ===========  ==========    ==========   ==========   ==========    ==========

---------------
(1)  The total does not equal the sum of all the franchise territories due to intercountry eliminations.

     Net Sales

     The Company's net sales in 2000 were Ch$458,449 million, representing a 10.2% increase compared to 1999. This increase was principally a result of the additional revenue generated from the NVG business acquired in Brazil in March 2000. The increase in net revenue was partially offset by lower net sales in Chile and Argentina. The Company's sales volume increased 15.6% from its 1999 sales volume. Net sales of Coca-Cola Soft Drinks increased 14.3% during 2000, sales of juices and mineral water decreased 20.6% and sales of Pet packaging decreased 14.5%.

     In Chile, net sales were Ch$193,638 million in 2000, representing a 0.8% decrease from 1999. Net sales of Coca-Cola Soft Drinks in Chile in 2000 were Ch$157,628 million, representing a 4.5% increase compared to 1999. This increase was attributable primarily to an increase in sales volume of 4.3% and a 0.2% increase in real sales prices (nominal price deflated by the consumer price index in Chile). Of the 4.0 million UCs net increase in sales volume of Coca-Cola Soft Drinks in 2000, the Company believes that 6.1 million UCs were due to an increase in sales volume attributable to an overall increase in demand for soft drinks, which was partially offset by a decrease of 2.1 million UCs that resulted from a slight decline in Andina's estimated market share for soft drinks in the Chilean territory, from 71.0% to 69.5%.

     The Company's net sales to third parties of fruit juices and mineral water in Chile were Ch$29,824 million in 2000, representing a 20.6% decrease compared to 1999. This decrease in net sales resulted from a 9.4% decrease in sales volume to 20.4 million UCs, which was primarily due to a 20.7% decline in volume of juice sales, as a result of a decrease in Andina's market share for juices and mineral water in the Chilean territory from 53% to 44%.

     Net sales of Pet packaging to third parties in Chile were Ch$6,187 million in 2000 compared to Ch$6,463 million in 1999, while sales of Pet packaging to affiliates were Ch$10,602 million in 2000 compared to Ch$10,489 million in 1999. Volume sales of Pet bottles to third parties decreased 15.0%, with a 7.1% decrease in non-returnable Pet bottles and a 37.8% decrease in returnable Pet bottles.

     In Brazil, the Company's net sales in 2000 were Ch$129,511 million, representing a 69.9% increase compared to 1999. This increase is principally a result of the additional revenues generated from the NVG franchise territories acquired in March 2000 and, to a lesser extent, from an increase in sales volume for the existing territories of 7.9%. Net sales of Coca-Cola Soft Drinks in Brazil were Ch$122,559 million, representing a 69.6% increase compared to 1999. Sales volume of Coca-Cola Soft Drinks increased 55.6% from
73.6 million UCs in 1999 to 114.5 million UCs in 2000. Of the 40.9 million UCs increase in sales volume of Coca-Cola Soft Drinks, 35.2 million UCs are attributable to the sales from the acquired NVG territory and 5.7 million UCs are attributable to sales growth of the existing territories. This latter increase resulted principally from a 4.1% increase in Refrescos' estimated market share for Coca-Cola Soft Drinks in the existing Brazilian territories. Average sales prices of soft drinks, expressed in reals, increased 5.0%, which resulted principally from an improved economic environment in Brazil.

     The Company's beer and mineral water operations in Brazil generated net sales in 2000 of Ch$6,969 million, representing a 94.0% decrease compared to 1999. Beer prices in reals decreased 7.6% in 2000 over 1999. During 2000, Refrescos sold 3.1 million UCs of beer and mineral water, which represents an increase of 103.1% compared to 1999. Of the 1.6 million UCs increase in volume, 1.4 million UCs are attributable to sales from the acquired NVG territory, and 0.2 million UCs are attributable to sales growth within the existing territories.

     In Argentina, the Company's net sales in 2000 were Ch$135,482 million, representing a 6.6% decrease compared to 1999. Net sales of Coca-Cola soft drinks were Ch$120,752 million in 2000, representing a 5.4% decrease compared to a Ch$127,589 million in 1999. This decrease is principally explained by a 3.1% decline in soft drink volume sales to 74.2 million UCs and by a 6.3% decrease in soft drink prices in Argentine pesos.

     Net sales of Pet containers in Argentina were Ch$24,644 million in 2000 and Ch$27,348 million in 1999, representing a 9.9% decrease compared to 1999. Volume sales of Pet containers in 2000 was 56.8 million bottles, representing a decrease of 55.3% and 408.2 million preforms, representing an increase of 3.7% compared to sales volume in 1999.

     Cost of Sales

     Cost of sales were Ch$277,683 million in 2000, representing 60.6% of net sales, compared to Ch$259,214 million, or 62.3% of net sales in 1999. The decrease as a percentage of net sales in 2000 was attributable mainly to improved cost efficiencies in the franchise operations.

     For the Company's Chilean operations, cost of sales represented 56.4% of net sales in 2000, compared to 58.1% of net sales in 1999. For the Company's Brazilian operations, cost of sales represented 62.7% of net sales in 2000, compared to 63.5% in 1999. For the Argentine operations, cost of sales represented 64.5% of net sales in 2000, compared to 67.4% in 1999.

     The decrease in cost of sales as a percentage of net sales in Chile was primarily attributable to lower depreciation. In Brazil, the decrease in cost of sales as a percentage of net sales was primarily attributable to increased volumes and higher selling prices. The decrease in cost of sales as a percentage of net sales in Argentina was principally attributable to lower cost of certain raw materials.

     Gross Profit

     Gross profit in 2000 increased 15.2% to Ch$180,765 million, or 39.4% of net sales, compared to Ch$156,849 million, or 37.7% of net sales, in 1999. The improvement in gross profit as a percentage of net sales was attributable principally to improved results in all three countries.

     Administrative and Selling Expenses

     Administrative and selling expenses (SG&A) increased 6.2% to Ch$124,224 million in 2000 (27.1% of net sales) compared to Ch$116,991 million (28.1% of net sales in 1999.) As a percentage of net sales the Company's Chilean operations had SG&A expenses of 21.4% in 2000, compared to 21.7% in 1999; the Brazilian operations had SG&A expenses of 33.0% in 2000 compared to 38.5% in 1999; and the Argentine operations had SG&A expenses of 29.6% in 2000 compared to 31.2% in 1999.

     In Chile, SG&A expenses as a percentage of net sales remained fairly stable. In Brazil, although SG&A expenses increased 45.5%, SG&A expenses as a percentage of net sales decreased principally as a result of the higher net sales, resulting from the additional volumes of the NVG operation, explained previously, together with a lower proportionate increase in SG&A expenses associated with these additional volumes. In Argentina, SG&A expenses decreased 11.5% and the decrease in SG&A expenses as a percentage of net sales is principally attributable to lower labor, maintenance and distribution costs.

     Operating Income

     Operating income increased 41.9% in 2000 to Ch$56,541 million in 2000, or 12.3% of net sales, compared to Ch$39,857 million, or 9.6% of net sales in 1999.

     Non-operating Income (Expense), Net

     The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

                                                               Year ended December 31,
                                                            ----------------------------------
                                                                1999                  2000
                                                            ------------          ------------
                                                                  (millions of Ch$)
Financial income                                            Ch$ 14,574             Ch$ 24,891
Share of income (loss) from affiliated companies                   360                 (1,320)
Other non-operating income                                      12,175                  2,682
Amortization of goodwill                                        (4,516)                (6,301)
Financial expenses                                             (18,139)               (20,773)
Other non-operating expenses                                   (11,917)               (17,831)
Price-level restatement                                          2,392                 (3,467)
                                                             ---------             ---------
   Non-operating income (expense), net                      Ch$ (5,071)            Ch$(22,119)
                                                             =========             ==========

     Non-operating income (expense), net was an expense of Ch$22,119 million in 2000, compared to an expense of Ch$5,071 million in 1999. Non-operating expense in 2000 resulted principally from increased net non-operating expenses related to restructuring plans realized in the Brazilian and Argentine operations, together with increased price level restatement charges resulting from the effect of the devaluation of the Chilean peso over US dollar denominated balance sheet items. The increase is also due to the amortization of goodwill due to the NVG purchase.

     Income Taxes

     Income taxes in 2000 decreased 66.0% to Ch$1,872 million compared to Ch$5,503 million in 1999. The Company's effective consolidated tax rate for 2000 was 5.4% compared to 15.9% in 1999. In accordance with Chilean law, Andina and each of its subsidiaries computes and pays taxes on a separate, unconsolidated basis. The corporate income tax rate in Chile is 15% of income before taxes, and in Brazil and Argentina it is 35% and 37%, respectively, of income before taxes. The decrease in the Company's effective consolidated tax rate resulted from a lower taxable. Pursuant to applicable Chilean law, assets acquired outside Chile are accounted for at acquisition value in Dollars and variations in the US Dollar exchange rate affect valuations.

     Net Income

     Net income in 2000 was Ch$32,478 million, representing a 10.6% increase compared to 1999.

     Impact of Inflation

     Under Chilean GAAP, the Company is required to restate non-monetary assets and liabilities, UF and foreign currency denominated assets and liabilities, shareholders' equity and income and expense accounts, to reflect the effect of variations in the purchasing power of the Chilean peso. However, Chilean peso-denominated monetary assets and liabilities are not restated, so inflation has the adverse effect of diminishing the purchasing power of a company's monetary assets, which are not price-level indexed, and has the positive effect of reducing the real value of monetary liabilities. See Note 1(b) of the Notes to the Consolidated Financial Statements.

     Non-monetary assets and liabilities, shareholders' equity and income and expense accounts are generally restated using the Chilean consumer price index
(CPI), based on the "prior month rule" in which inflation adjustments are based on the CPI at the end of the month preceding the period end. Monetary assets and liabilities in UF and foreign currency are restated at period-end exchange rates and value of UF, respectively.

     Price-level restatement can have a significant effect on the Company's net income. The size of the price-level restatement for any period will primarily depend on the amount of foreign currency-denominated monetary assets and liabilities and the effect of inflation and the foreign exchange rate on such assets and liabilities. Periods of both moderate inflation and depreciation of the Chilean peso against the U.S. dollar will tend to result in a modest amount of price-level restatement for the Company. Conversely, the real appreciation of the Chilean peso generally leads to a high amount of price-level restatement. Given the unpredictable nature of the foreign exchange markets and, to a lesser extent, inflation, there can be no assurance that price-level restatement will continue to be an insignificant component of net income or that it will not result in income statement expense in the future.

     During the third quarter of 1998, Technical Bulletin No. 64 was approved and applied retroactively to January 1, 1998. Such bulletin required a return to accounting in Dollars for all investments outside Chile. This methodology has an immaterial effect on results for the period and requires that the exchange rate difference be recorded in a reserve sub-account of shareholders' equity.

     The following table sets forth, for the periods indicated, variations among the CPI, UF and U.S. dollar:


                                               Year ended December 31,
                                     -----------------------------------------
                                       1999             2000            2000
                                     --------         --------        --------
CPI variation...................       2.3%             4.7%             3.1%
UF variation....................       2.6%             4.7%             3.1%
U.S. dollar variation...........      12.2%             8.2%            14.1%


     The effects of price-level restatement are summarized below:

                                                  Year ended December 31,
                                         1999             2000            2001
                                     -------------  --------------    -------------
                                                    (millions of Ch$)
Shareholders' equity............     Ch$  (9,650)     Ch$ (17,439)     Ch$ (10,555)
Liabilities.....................            (355)          (5,120)          (8,385)
Property, plant and equipment...           2,891            4,234            2,737
Other assets....................           6,403           11,217            7,654
                                     -----------      -----------      -----------
Balance sheet adjustments.......            (711)          (7,108)          (8,549)
Income statement adjustments....            (676)          (1,348)            (948)
Foreign exchange (losses) gains.           3,779           (4,988)           2,780
                                     -----------      -----------      -----------
Price-level restatement.........     Ch$   2,392      Ch$  (3,648)     Ch$  (6,717)
                                     ===========      ===========      ===========


Liquidity and Capital Resources

     The Company's principal liquidity and capital resource requirements are used to finance customer accounts receivables, inventories and capital improvements as well as to implement its strategic and geographic expansion plans. The Company's primary sources of liquidity have been funds from (i) operations, (ii) public equity offerings and privately negotiated share subscriptions, (iii) borrowings from commercial banks, both internationally and within each of Chile, Brazil and Argentina, and (iv) debt offerings in the Chilean and foreign capital markets.

     At December 31, 2001, total liabilities (excluding minority interest) of the Company were Ch$317,577 million, representing a 11.2% increase compared to December 31, 2000. The increase in total liabilities resulted principally from an US$80 million (Ch$52,383 million) long term credit contracted by the Argentinian subsidiary Edasa to finance part of a capital reduction. At December 31, 2001, the Company's long term liabilities included (i) long-term bank debt (excluding the current portion thereof) of Ch$55,333 million, (ii) long-term bond debt (excluding the current portion thereof) of Ch$146,988 million, (iii) long-term notes outstanding of Ch$199 million, and (iv) other long-term accrued liabilities and provisions of Ch$16,342 million, for a total of Ch$218,863 million of long-term liabilities compared to total long-term liabilities of Ch$181,643 million at December 31, 2000. The company's short term liabilities, as of December 31, 2001 included (i) short-term bank debt of Ch$14,041 million, (ii) current portion of long-term bank liabilities and bonds of Ch$8,382 million, (iii) accounts payable of Ch$32,517 million, (iv) notes payable to related companies of Ch$12,134 million, and (v) other short-term liabilities, principally provisions and withholdings, for Ch$31,640 million, for a total of Ch$98,714 million of short-term liabilities compared to total short-term liabilities of Ch$103,964 million at December 31, 2000.

     At December 31, 2001, the Company had Ch$238,998 million in cash and cash equivalents that includes cash invested in time deposits and other short-term and long-term investments from the proceeds of the issuance of the Yankee Bonds and Local Bonds not included as cash equivalents for purposes of Chilean GAAP. At that date, the Company had approved short-term credit lines in an amount equivalent to approximately Ch$112,159 million (US$171 million). The aggregate unused portion of such lines of credit at that date was equivalent to Ch$102,687 million (US$157 million).

     The Company's net cash flow from operations was Ch$89,548 million in 2001, representing a decrease of 6.1% compared to Ch$95,386 million in 2000. The principal reason for such decrease was a decrease of 1.3 % in operating income in 2001.

     In 2001, the principal uses of cash were investments in fixed assets of Ch$22,616 million and dividend payments of Ch$58,551. In 2000, the principal uses of cash were investments in fixed assets of Ch$27,487 million, bonds payable payments totaling Ch$37,380 million and dividend payments of Ch$72,632.

     In 2001, investments in fixed assets by the Company totaled Ch$22,616 million of which Ch$12,794 million were incurred in the Company's Chilean operations, Ch$7,942 million in the Company's Brazilian operations and Ch$1,880 million in the Company's Argentine operations. In 2000, the investment in fixed assets by the Company totaled Ch$ 27,486 million of which Ch$ 11,978 was incurred by the Company's Chilean operations, Ch$5,246 million by the Company's Brazilian operations, and Ch$10,263 by the Company's Argentine operations.

     The Company believes that, to the best of its knowledge, cash flow generated by operations, cash balances, available lines of credit, including from suppliers, and borrowings from third parties, are currently sufficient to meet the Company's working capital, debt service and capital expenditure requirements.

U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they related to the Company are (i) inflation accounting under Chilean GAAP, which has not been reversed in the reconciliation to U.S. GAAP, (ii) the accounting treatment of the acquisition of Inti and Cipet by the Company and the subscription of 24,000,000 shares of Common Stock by The Coca-Cola Company,
(iii) the revaluation and depreciation of certain property, plant and equipment on the basis of a technical appraisal, (iv) different goodwill amounts and differences in amortization periods for goodwill, (v) the treatment of mandatory minimum dividends, (vi) difference in accounting for investments in related companies and (vii) the accounting for deferred income taxes. Note 25 of the Notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders' equity.

     Net income after reconciliation to U.S. GAAP was Ch$1,375 million lower in 1999, Ch$2,507 million higher in 2000 and Ch$22,848 million lower in 2001, in each case than net income as reported under Chilean GAAP for each respective year. See Note 25 (n) of the Notes to the Consolidated Financial Statements. Under Chilean GAAP, shareholders' equity at December 31, 2000, was Ch$374,085 million, compared to Ch$356,624 million under U.S. GAAP, representing a difference of 4.7%. Under Chilean GAAP, shareholders' equity at December 31, 2001 was Ch$372,092 million, compared to Ch$356,624 million under U.S. GAAP, representing a difference of 4.3%.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

     The Company is managed by its executive officers under the direction of its Board of Directors (the "Board") which, in accordance with the estatutos of Andina, must consist of seven regular directors and seven alternate directors. Each director is assigned a specific alternate director. Directors need not be shareholders. The entire Board is reelected every three years at the ordinary shareholders' meeting. Cumulative voting is permitted for the election of directors. The prior Board, which had authorization from the shareholders, appointed the current Board. In the event of a vacancy, the designated replacement director fills the vacancy for the remaining period of the director's term. If the alternate director is unable or unwilling to serve, the Board may appoint a replacement to fill the vacancy, and the entire Board must be elected or re-elected at the next regularly scheduled shareholders' meeting.

     The Board has regularly scheduled meetings at least once a month, and extraordinary meetings are convened when called by the Chairman or when requested by one or more directors. The quorum for a Board meeting is established by the presence of an absolute majority of the members of the Board without taking alternate members into consideration (unless the principal member is absent). Resolutions are passed by the affirmative vote of an absolute majority of those directors present at the meeting, with the Chairman determining the outcome of any tie vote.

     The Board has an executive committee (the "Executive Committee") which has executive managerial oversight over the day-to-day management and operations of the Company. The Executive Committee meets on a weekly basis. The Company's executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

     By resolution approved at the ordinary shareholders' meeting held April 17, 2001, and in accordance with the requirements of Law No. 19,705, the Company established a committee of the Board of Directors that is charged with monitoring the activities of the management more closely than in the past. This Committee is comprised of directors Jose Antonio Garces, Jaime Said and Enrique Vicuna, the chairman of the committee, and by their respective alternates.

     In accordance with the law, this committee will have the following responsibilities:

     (i) To examine the findings of external auditors and account inspectors according to the balance sheets and other financial statements presented by the administrators or liquidators of the company or shareholders and to take a position on such findings before they are presented to shareholders for their approval.

     (ii) To make proposals to the board, external auditors, and private risk consultants which shall be put to the shareholders at the shareholder's meeting. In case of disagreements with the committee the directorship will be able to formulate their own proposal, submitting both for the consideration of the shareholders.

    (iii) To review information regarding operations as referred to by articles 44 and 89 of law 18,046 (The "Chilean Companies Law") and to create a report concerning those operations. A copy of the report shall be mailed to the President of the Directorship, who will address the report in the session cited for the approval or rejection of the relevant transaction.

     (iv) To examine the system of remuneration and compensation used for the principal managers and executives;

     (v) Any other matter that is required by law, the shareholders, or the Board of Directors to fulfill these obligations, the Committee met on July 27, October 29 and December 7 of 2001, where its duties among others, included the examination of the Company balance sheets and other financial statements, the analysis of the systems implemented by internal audit personnel, the revision of the information provided by the external auditors and, and the diverse contingencies that have taken place in the different countries where operates the Company.

The compensation for directors that are members of the committee has been fixed at 20 UF (Unidades de Fomento) for both ordinary and special sessions that such directors attend.

     The Company's current directors and executive officers are as follows:

Alberto Hurtado F.                   Chairman
Jose Said S. (1)(5)                  Vice Chairman
Glenn Jordan Schoenbohm              Director
Felipe Larrain Bascunan              Director
Jose Antonio Garces S. (2)           Director
Jaime Said D. (3)(5)                 Director
Enrique Vicuna V. +                  Director
Arturo Majlis A.                     Alternate Director to Mr. Hurtado F.
Jorge Hurtado G.                     Alternate Director to Mr. Jordan
Salvador Said S. (1)(3)(4)           Alternate Director to Mr. Said S.
Ernesto Bertelsen R.                 Alternate Director to Mr. Larrain
Jose Antonio Garces S., Jr. (2)      Alternate Director to Mr. Garces S., Sr.
Gonzalo Said H. (1)(3)(4)            Alternate Director to Mr. Said D.
Mario Diez U.                        Alternate Director to Mr. Vicuna

Senior Executives
-----------------

Jaime Garcia Rioseco                 Chief Executive Officer
Michael Cooper Allan                 Chief Operating Officer
Andres Olivos B.                     Chief Financial Officer
Pedro Pellegrini R.                  Chief Legal & Communications Officer
Osvaldo Garay A.                     Controller
Gonzalo Vergara D.                   Chief Packaging Division & Global
                                        Procurement Officer
Raul Ramirez V.                      Technical Officer
German Garib                         Information Technology Officer

Renato Ramirez                       General Manager of Chilean Soft
                                        Drink Operation
Carlos Lohmann                       General Manager of Refrescos
Alejandro Feuereisen                 General Manager of Edasa

--------------
(1) Jose Said S. is the father of Salvador Said S. and the uncle of Gonzalo Said H.
(2)  Jose Antonio Garces S., Sr. is the father of Jose Antonio Garces S., Jr.
(3) Jaime Said D. is the father of Gonzalo Said H. and the uncle of Salvador Said S.
(4)  Salvador Said S. is the cousin of Gonzalo Said H.
(5)  Jaime Said D. is the cousin of Jose Said S.
+    Elected by holders of Series B shares.


     Mr. Alberto Hurtado is the Chairman of the Board of Directors of Embotelladora Andina and he has been a member of the Company since October of 1985. Mr. Hurtado is also a partner and director of Inversiones Freire Limitada, the investment group that controls Embotelladora Andina. Mr. Hurtado is also a partner and Chairman of Representaciones Grainco, a firm that deals with fishmeal and agricultural products. Mr. Hurtado is also a member of the Board of Directors of Financo, a financial institution.

     Mr. Jose Said is the Vice Chairman of the Board of Directors of Embotelladora Andina. Mr. Said has been associated with the Company since October of 1985. Mr. Said is also a partner and a director of Inversiones Freire Limitada, the investment group that controls Embotelladora Andina. Mr. Said is Chairman of BBVA Banco BHIF of our Board of Directors since 1994. Mr. Said is Chairman of Parque Arauco and has held this positions since May of 1995. Mr. Said has also been member of the Board of Directors of Envases del Pacifico since May of 1994. Mr. Said studied law at the Universidad de Chile.

     As of November 2000, Mr. Jordan has been and continues to be the President of the new South Latin America Division, comprised of Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay. Mr. Jordan has been a member of the Board of Directors of Embotelladora Andina since April 2001. Mr. Glenn Jordan joined the Company in March 1978. Mr. Jordan held different positions within the company throughout Colombia, the United States, Brazil and Argentina. Mr. Jordan is also on the boards of directors of a number of other bottling companies, such as Embonor S.A. and Montevideo Refrescos S.A..

     Mr. Felipe Larrain Bascunan became an Andina Board member in April of 2001. Mr. Larrain has also made a name for himself as a consultant to, and board member of, a number of companies throughout Chile, Latin America, the United States and Europe as well as being an economic advisor to the governments of Bolivia, Canada, Colombia, Costa Rica, Chile, Ecuador, El Salvador, Guatemala, Jamaica, Mexico, Nicaragua, Paraguay, Peru, the Dominican Republic and Venezuela.

     Mr. Jose Antonio Garces has been a member of the Board of Directors since August of 1985. Mr. Garces is also a partner and member of the board of Directors of Inversiones Freire Limitada, which controls the Company.

     Mr. Jaime Said is a member of the Board of Directors of Embotelladora Andina. Mr. Said has been related to the company since August 1985. Mr. Said is also a partner and director of Inversiones Freire Limitada, the investment group that controls Embotelladora Andina.

     Mr. Enrique Vicuna is a member of the Board of Directors of Embotelladora Andina S.A. and at present is Chairman of Las Rozas Foundation. Mr. Vicuna was General Manager of Embotelladora Andina S.A. from 1985 to 1990.

     Mr. Arturo Majlis is an alternate director of Embotelladora Andina S.A.

     Mr. Jorge Hurtado G. joined Embotelladora Andina S.A. in 1969. Mr. Hurtado became marketing manager before joining the South Andean Division as country manager for Chile in 1983. Mr. Hurtado became region manager for Chile, Paraguay and Bolivia in 1987 before moving to the Southwestern European Division as deputy division manager in 1990. Mr. Hurtado returned to Latin America as deputy division manager of the Andean Division in 1993. In 1996, Mr. Hurtado was appointed president and chief operating officer of Coca-Cola and Hit de Venezuela, a position he held until the Hit business was purchased by Panamco in 1997. In August 1997, Mr. Hurtado joined the Latin America Group staff as deputy to the Group President and in January 1998 he was appointed President of the Andean Division. In May 2000, Mr. Hurtado retired from The Coca-Cola Company and is now handling his own business.

     Mr. Salvador Said is currently serving as an alternate director of Embotelladora Andina S.A. Mr. Said is director of Edelpa S.A., Parque Arauco S.A., BBVA Administradora de Fondos Mutuos BHIF S.A. and BHIF Administradora de Fondos de Inversion S.A. Mr. Said is also GLT of World Economic Forum.

     Mr. Ernesto Bertelsen is an alternate director of Embotelladora Andina. Mr. Bertelsen has been affiliated with the company since 2000. Mr. Bertelsen has been Chairman of BHIF Asesorias Financieras (1999), BBVA Sociedad de Leasing Immobiliario BHIF S.A. (1999), and Comandari S.A. (1989-1993). Mr. Bertelsen has also been the director of BBVA Banco BHIF (2001); Continental Bank (1986) and Industrias Forestales S.A. (1985-1987).

     Mr. Jose Antonio Garces Jr. is General Manager of Inversiones San Andres Ltda. (Investment Company), alternate director of Embotelladora Andina S.A., director of Banvida S.A. and director of Immobiliaria Las Brisas de Chicureo S.A.

     Mr. Gonzalo Said is an alternate director of Embotelladora Andina, director of BBVA Administradora de Fondos Mutuos BHIF S.A. and BHIF Asesorias y Servicios Financieros S.A. and executive vice president of several investment companies.

     Mr. Mario Diez serves as a Director in Texaco Chile S.A., San Cristobal Sheraton S.A., ITT Fluid Technology, Minera Cerro Colorado S.A. and Embotelladora Andina S.A. He is a partner at the law firm of Cariola, Diez & Perez Cotapos.

     Mr. Jaime Garcia is Chief Executive Officer of Embotelladora Andina. Mr. Garcia joined the company on 1977 as head of the research-studies department. In 1978, he was appointed general manager of Embotelladora Talca (today part of Williamson Balfour). In 1979, Mr. Garcia was appointed general manager of Embotelladora Concepcion (part of Williamson Balfour). In 1983, he became financial manager of Embotelladora Andina, a position that he held until 1987, when he was appointed general manager of ISASA (a subsidiary of Embotelladora Andina). In 1990, Mr. Garcia was appointed general ganager of Embotelladora Andina, a position which he held until 1993, when he became the Company's Chief Executive Officer.

     Mr. Michael Cooper is the Chief Operating Officer of the Company. Mr. Cooper joined the Company in May 2000. In 1989, Mr. Cooper was the Chief Executive Officer of Inchape Coca-Cola bottling operations, with businesses in Chile, Peru and Russia. In 1999, Embonor S.A. bought Inchape Chilean and Peruvian bottling operations and Mr. Cooper became Chief Executive Officer of the consolidated entity.

     Mr. Andres Olivos is the Chief Financial Officer of Embotelladora Andina. Mr. Olivos joined the Company on March 1992 and was previously manager of administration and finance of Editorial Lord Cochran S.A. (a subsidiary of Donnelley).

     Mr. Pedro Pellegrini is the General Counsel of Embotelladora Andina and has been with the Company since 1995. From 1986 to 1992, Mr. Pellegrini worked at Carey & Cia., the largest law firm in Chile. From 1992 to 1995, Mr. Pellegrini served as a Vice-president of Citibank, N.A. and Citicorp-Chile and was in charge of legal corporate matters. In June 1995, Mr. Pellegrini was hired by Andina as the Company's General Counsel.

     Mr. Osvaldo Garay is the Chief Controlling Officer of Embotelladora Andina and has been with the Company since 1997. Previous to his tenure at Embotelladora Andina he held a similar position with Grupo Claro.

     Mr. Gonzalo Vergara is the Chief Procurement Officer and the Packaging Division Corporate Manager for Embotelladora Andina. Mr. Vergara has been with the Company since August of 1996. Mr. Vergara was previously the Company's Credit Manager and Manager of Development of Almacenes Paris S.A., for the company of the same name.

     From July 2000 to the present, Mr. Ramirez has held the position of Chief Technical Officer at the corporate offices of Embotelladora Andina S.A., reporting directly to the Chief Operating Officer. Mr. Raul Ramirez held the position of Assistant Manager of Operations in the Embotelladora Andina S.A. plant from August 1969 until August 1995. In 1995, Mr. Ramirez was promoted to Corporate Manager of Engineering, a position that he held until December of 1996. In January of 1997 Mr. Ramirez was transferred to our branch in Argentina - Cordoba, EDASA, acting as Technical Manager until July 2000.

     Mr. German Garib is the Chief Information Officer of Embotelladora Andina and has been with the Company since 1998. Previous to his tenure at Embotelladora Andina, he was the Marketing Manager of IBM Chile.

     Mr. Renato Ramirez is the General Manager of Embotelladora Andina S.A. (Soft Drink Operations) of Embotelladora Andina and has been with the Company since 1979. Mr. Ramirez began working as the head of the Budget and Costs Department and, in 1980, was appointed Planning Assistant Manager. From January 1988 to August 1990, he was the Commercial Manager of Embotelladora Williamson Balfour. From September 1990 to October 1992, Mr. Ramirez served as Marketing Manager for Telephone Company of Chile. In August of 1993, Mr. Ramirez returned to Embotelladora Andina as Commercial Manager, a position that he held until 1997.

     Mr. Carlos Lohmann is the President of Rio de Janeiro Refrescos Ltd., a subsidiary of Embotelladora Andina S.A., and has been with the Company since August 1997. He began his professional career in 1970 at IBM Brasil and throughout his approximately 25 year career at IBM, served in different positions, including Human Resources Manager, Commercial Operations Support Manager, Branch

Office Operations Manager, Director of Customer Services in Brazil and in New York, Director of Customer Financing and General Manager of IBM Leasing. In 1992, he was appointed General Manager of the PC Company, a joint venture between IBM and Machline Group, in Sao Paulo, and in 1995 he was appointed General Manager of the PC Company in Florida, U.S.

     Mr. Alejandro Feuereisen serves as General Manager of Embotelladora del Atlantico S.A. From September 1995 to July 1998, Mr. Feuereisen was Commercial Manager of Embotelladora del Atlantico S.A.. From 1993 to 1995, Mr. Feureisen was an Sales Manager Embotelladora Andina, from 1981-1992 was an officer at Citibank, Santiago de Chile.. During the last 3 years Mr. Feuereisen was Vice-President of the International Financial Institutions Group. From 1977 to 1980, Mr. Feuereisen served as Financial Analyst at Leasing Andino S.A., a subsidiary of Banco de Chile.

Compensation

     Directors and alternate directors are paid an annual fee for attendance to Board meetings. The total compensation paid to each director or alternate director during 2001, which was approved by the company's shareholders, was as follows:

                                             Compensation as Director
                                               or Alternate Director
                                             ------------------------
                                               (millions of Ch$)(1)
Alberto Hurtado F..........................            77.7
Arturo Majlis A............................            15.5
Enrique Vicuna V...........................            39.8
Ernesto Bertelsen R........................            15.5
Felipe Larrain B.                                      29.6
Glenn Jordan S.                                        29.6
Gonzalo Said H.............................            16.5

Jaime Said D...............................            77.7
Jorge Hurtado G. ..........................            15.5
Jose Antonio Garces S. Sr. ................            77.7
Jose Antonio Garces S. Jr. ................            16.2
Jose Said S................................            77.7
Mario Diez U. .............................            15.5
Salvador Said S. ..........................            15.5
Timothy J. Haas ...........................             3.1

----------------
(1) The amounts paid to each director and director's alternate for attendance at Board meetings varies in accordance with the position held and the time period during which such position was held. An extraordinary meeting of the shareholders of the Company on September 30, 1996 approved an increase of the number of directors from five to seven members and appointed directors and alternate directors for the vacant positions.


     For the year ended December 31, 2001, the aggregate amount of compensation paid by the Company to all directors and executive officers was Ch$2,053 million of which Ch$1,530 million was paid to the Company's executive officers. The Company does not disclose to its shareholders or otherwise make available public information as to the compensation of its individual executive officers.

The Company does not maintain any pension or retirement programs for its directors or executive officers. See "--Employees".

Employees

     On December 31, 2001, the Company had approximately 4,284 employees, including 1,451 in Chile, 1,478 in Brazil, and 1,355 in Argentina, of which 225, 105, 132, respectively, were temporary employees. During the South American summer, it is customary for the Company to increase the number of employees in order to meet peak demand. On December 31, 2001, approximately 30.5%, 5.5% and 66% of the Company's employees in Chile, Brazil and Argentina, respectively, were members of unions. Management believes that the Company generally has good relations with its employees.

     Pursuant to the collective bargaining agreement in Chile, employees dismissed without cause are entitled to severance pay equal to one month's salary for every year of employment. The Company has made the required provisions for labor-related expenses according to approved accounting regulations. The Company contributes to a national health insurance system of government and privately operated facilities and does not contribute to pension funds because employees are subject to mandatory contributions to such funds or, for certain older employees, government-sponsored pension funds.

     A collective bargaining agreement was executed in Chile in 1999, with a workers' union representing 244 employees who are pre-sellers and supermarket sales representatives. Other than a four-day strike in June 1997, Andina has not experienced work stoppages in the past 20 years. The Company signed a new collective bargaining agreement with Union No. 3 (which principally represents sales personnel) in 2001.

     In Brazil, collective bargaining agreements are negotiated on an industry-wide basis, though individual companies can negotiate special terms for their affiliates that apply to all other employees in each state where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Rio de Janeiro Refrescos Ltda, there are five collective bargaining agreements currently in force, i.e.: 1) two agreements for employees in the State of Rio de Janeiro: a) one agreement with the Drinking Industry Employees' Union from October 1, 2001 to September 30, 2002;
b) one with the Salesmen Union from October 1, 2001 to September 30, 2002; 2) two agreements for employees in the State of Minas Gerais: a) one with the Salesmen Union from December 1, 2001 to November 30, 2002; b) one with the Foodstuff Industry Employees' Union from July 1, 2001 to June 30, 2002; and 3) one agreement for employees in the State of Espirito Santo with the Haulers' Union from May 1, 2001 to April 30, 2002. Such agreements do not require the Company to increase wages on a collective basis. Only selected increases were granted, mainly in the manufacturing area. The Company provides benefits to its employees according to relevant legislation and to the collective bargaining agreements. Refrescos experienced its most recent work stoppages in January and in October 1990, for eight days in each case.

     In Argentina, 66% of Edasa's employees are represented by local workers' unions associated with a national federation of unions since they are included in collective bargaining agreements. The Chamber of Non-Alcoholic Bottling Companies (the "Chamber") and the Federation of Unions of Non-Alcoholic Bottlers are parties to collective bargaining agreements that expired in April 1997 but which continue in effect until renegotiated.

     Argentine law requires severance payments upon dismissal without cause, calculated on the basis of one-month pay for each year of employment or a fraction thereof longer than three months. Employees hired after October 2, 1998, have a different severance payment system based on 1/12 of their monthly salary per month of service. Both severance payments are subject to maximum and minimum amounts. In 1999 the Company completed a new plant in Cordoba with the latest technological advances. Consolidated operations in the new plant resulted in greater than normal labor turnover. The reorganization resulted in extraordinary one-time labor costs. On January 6, 2001, the Argentine government, as a result of the Argentine economic emergency, declared Law 25,561 which is designed to seriously limit dismissals of employees by employers for 180 days. Employers, however, may still dismiss their employees if they are willing to pay employees double.

     At December 31, 2001 Edasa had no pension fund liabilities. Employees contribute, on the basis of automatic withholding, to either the privately administered retirement funds or to the government social security system. Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees. Although the Company is a party to numerous individual claims submitted by former employees, the number and nature of such claims are, individually, of no material effect to the Company's financial condition.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information concerning beneficial ownership of the Company's capital stock at December 31, 2001, with respect to the principal shareholders known to the Company who maintain at least a 5% beneficial ownership in the Company's shares and with respect to all directors and executive officers of the Company as a group:

                                                                             % of Series A                     % of Series B
Shareholder                                                    Series A          Shares          Series B        Shares(1)
-----------                                                  --------------  ----------------  --------------  --------------
Inversiones Freire as a group..........................      200,006,603          52.61%       173,570,972          45.66%
The Bank of New York(2)................................       64,853,022          17.06         82,947,144          21.82
The Coca-Cola Company, directly
  or through subsidiaries .............................       41,962,864          11.04         41,962,864          11.04
AFPs as a group........................................       36,169,715           9.51         16,250,745           4.27
Principal foreign mutual funds as a group..............       19,675,904           5.18         17,342,019           4.56

---------------
(1)  The ownership percentages listed above reflect the voting and economic interests of Andina's shareholders.
(2)  Acting as depositary for the ADRs.


     Freire holds a controlling interest in the Company. Freire is beneficially owned in equal interests by Messrs. Jaime Said D., Alberto Hurtado F., Jose Said S. and Jose Antonio Garces S., Sr., each of whom is also a director of the Company. Accordingly, each Freire partner may be deemed the beneficial owner of all of the interests in shares owned by Freire. Pursuant to an agreement among partners, dated May 29, 1992, which shall remain in effect for so long as Freire is in existence, each partner in Freire shall not, except as set forth below, dispose of his pro-rata portion of the shares of stock of the Company. Any interest held by a partner in excess of such pro-rata portion may be disposed of freely. With regard to any sales of shares that would cause such partner's holding to fall below his pro-rata portion, the selling partner must grant to the other partners a right of first refusal with respect to all interests of which he wishes to dispose. The four Freire partners also have agreed to rotate the position of Chairman of the Board among themselves annually with Mr. Alberto Hurtado F, as the current chairman.

     At an extraordinary shareholders' meeting held on September 30, 1996, the shareholders of the Company approved the Reclassification whereby each outstanding share of Common Stock was replaced by one newly issued Series A Share and one Series B Share. Series A Shares have full voting power and are entitled to elect six of seven regular and alternate directors. Series B Shares have no voting power but for the power to elect one regular and one alternate director, and are entitled to a preferred dividend equal to 10% more than any dividends for Series A Shares. The Reclassification was consummated on April 27, 1997. See "Item 4. Information on the Company--History".

     In connection with The Coca-Cola Company's investment in Andina, the Coca-Cola shareholders and Freire entered into a Shareholders' Agreement dated September 2, 1996 (the "Shareholders' Agreement"), providing for certain restrictions on the transfer of shares of Andina capital stock by the Coca-Cola Shareholders and Freire. Specifically, Freire is restricted from transferring its Series A Shares without the prior authorization of The Coca-Cola Company. The Shareholders' Agreement also provides for certain corporate governance and other matters, including the right of the Coca-Cola shareholders collectively to elect one regular and one alternate member of the Board of Directors of the Company so long as The Coca-Cola Company and its subsidiaries collectively own an aggregate of at least 4% of the Series A Shares and, if such ownership falls below 4%, The Coca-Cola Company and its subsidiaries fail to increase its ownership to at least 4% within the succeeding twelve months. In addition, in related agreements, Freire granted the Coca-Cola shareholders an option, exercisable upon the occurrence of certain changes in the beneficial ownership of Freire, to acquire, all but not part, of the Series A Shares of the Company held by Freire at a price and in accordance with procedures established in such agreements.

Related Party Transactions

     In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 10 to our Consolidated Financial Statements. Article 89 of the Ley de Sociedades Anonimas (the "Chilean Companies Law") requires that our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. We are required under Article 89, to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate
Article 89 are liable for losses resulting from such violation. In addition,
Article 44 of the Ley de Sociedades Anonimas, provides that any transaction in which a director has a personal interest or is acting on behalf of a third-party, must be previously approved by the board of directors, which will do so only when it has been informed of such director's interest and the terms of such transaction are similar to those prevailing in the market. According to an amendment introduced to the Chilean Companies Law in December 2000, if the proposed transaction involves amounts considered material, the board must previously declare that such transaction is consistent with equity conditions similar to those prevailing in the market. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluator's final conclusions must be brought to the shareholder's and director's attention for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholder's meeting to solve the matter by a majority of two thirds of the issued voting shares. For the purposes of this regulation, the Chilean companies Law provides that the amount of a proposed transaction will be material when it exceeds 1% of the company's paid in capital and reserves, provided that it also exceeds

2,000 Unidades de Fomento, and in any event, when it exceeds 20,000 Unidades de Fomento, and even if they are reviewed, there can be no assurance the Agreements will be renewed on the existing terms.

     All resolutions approving such transactions must be reported to the company's shareholders at the next annual shareholder's meeting. Violation of
Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation.

     The violation of article 44 of law 18, 046, will not affect the validity of the transaction, but will grant the business entity, the shareholders or interested third parties, the right to be indemnified for damages, and to force the director to make reparations to the business entity, an amount equivalent to the benefits that would have been derived for the business entity, absent such negotiations by such director, his relatives, or his representatives, without prejudice of other administrative or criminal sanctions.

     The Company believes, to the best of its knowledge, that it has complied, in all material respects with Article 89 and Article 44 in all transactions with related parties. There can be no assurance, however, that the aforementioned regulations will not be modified in the future.

     Bottler Agreements

     In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts of The Coca-Cola Company entered into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks. The Company is party to the following bottler agreements: (i) in the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company dated December 31, 1997 (the "Chilean Bottler Agreement"), which is due to expire on December 31, 2002; (ii) in the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil, with The Coca-Cola Company as an intervening party, dated April 3, 1998 (collectively, the "Brazilian Bottler Agreements"), which has a term of five years; and (iii) in the Argentine territory, bottler agreements, between Inti and The Coca-Cola Company (the "Argentine Bottler Agreements"), dated December 10, 2001 but was extended for a period of five years.. (the Chilean Bottler Agreement, the Brazilian Bottler Agreements, and the Argentine Bottler Agreements, collectively, the "Bottler Agreements"). Bottler Agreements are renewable upon request by the bottler at the sole discretion of The Coca-Cola Company. No assurances can be given that the Bottler Agreements will be renewed upon their expiration, and even if they are reviewed, there can be no assurance the agreements will be reviewed on the existing terms.

     The Bottler Agreements provide that the Company will purchase its entire requirement of concentrates and beverage basis for Coca-Cola Soft Drinks from The Coca-Cola Company and other authorized suppliers. Although under the Bottler Agreements The Coca-Cola Company, in its sole discretion, may set the price of concentrates and beverage basis (among other terms) the Company, in turn, sets the price of products sold to retailers at its discretion, subject only to certain price restraints.

     The Company is the sole producer of Coca-Cola Soft Drinks in its franchise territories. Although this right is not exclusive, The Coca-Cola Company has never authorized any other entity to produce or distribute Coca-Cola Soft Drinks in such territories, and the Company expects that it will not do so in the future, although the Company can give no assurance to that effect. The Company has no exclusive right to distribute post-mix beverages.

     The Bottler Agreements include an acknowledgment by the Company that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola Soft Drinks and of the secret formulae used in concentrates.

     All distribution must be in authorized containers. The Coca-Cola Company has the right to approve, at its sole discretion, any and all kinds of packages and containers for beverages, including their size, shape and any of their attributes. The Coca-Cola Company has the authority at its sole discretion to redesign or discontinue any package of any of the Coca-Cola Soft Drinks, subject to certain limitations, so long as Coca-Cola Soft Drinks are not all discontinued. The Company is prohibited from producing or handling any other beverage products, other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The Bottler Agreements also impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company and prohibit bottlers from distributing Coca-Cola Soft Drinks outside their designated territories.

     The Bottler Agreements require the Company to maintain adequate production and distribution facilities; inventories of bottles, caps, boxes, cartons and other exterior packaging or materials; to undertake adequate quality control measures prescribed by The Coca-Cola Company; to develop, stimulate, and fully satisfy the demand for Coca-Cola Soft Drinks and to use all approved means, and spend such funds on advertising and other forms of marketing, as may be reasonably required to meet that objective; and to maintain such sound financial capacity as may be reasonably necessary to assure performance by the Company and its affiliates of their obligations to The Coca-Cola Company. All Bottler Agreements require the Company annually to submit its business plans for such franchise territories to The Coca-Cola Company, including without limitation, marketing, management, promotional and advertising plans for the ensuing year.

     The Coca-Cola Company has no obligation to contribute to the Company's expenditures derived from advertising and marketing, but it may, at its discretion, contribute to such expenditures and undertake independent advertising and marketing activities, as well as cooperative advertising and sales promotion that would require the cooperation and support of the Company. In each of the franchise territories, The Coca-Cola Company has been contributing approximately 50% of advertising and marketing expenses, but no assurances can be given that equivalent contributions will be made in the future.

     Each bottler is prohibited from, directly or indirectly, assigning, transferring or pledging its Bottler Agreement, or any interest therein, whether voluntarily, involuntarily or by operation of law, without the consent of The Coca-Cola Company, and each Bottler Agreement is subject to termination by The Coca-Cola Company in the event of default by the Company. Moreover, the bottler may not undergo a material change of ownership or control without the consent of The Coca-Cola Company.

     The Coca-Cola Company may terminate a Bottler Agreement immediately, by written notice to the bottler, in the event that, inter-alia, (i) the bottler suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated, dissolved, changes its legal structure, or pledges or mortgages its assets; (ii) the bottler does not comply with instructions and standards established by The Coca-Cola Company relating to the production of its authorized soft drink products; (iii) the bottler ceases to be controlled by its controlling shareholders; or (iv) the terms of the Bottler Agreement come to violate applicable law.

     Either party to any Bottler Agreement may, with 60 days' notice thereof to the other party, terminate the Bottler Agreement in the event of non-compliance of such other party with the terms thereof so long as the party in non-compliance has not remedied such non-compliance during such period. In addition, if a bottler does not wish to pay the required price for concentrate for any Coca-Cola Soft Drink, it must notify The Coca-Cola Company within 30 days of receipt of The Coca-Cola Company's new prices. In the case of any Coca-Cola Soft Drink other than Coca-Cola concentrate, the franchise regarding such product shall be deemed automatically canceled three months after The Coca-Cola Company's receipt of the bottler's notice of refusal. In the case of Coca-Cola concentrate, the Bottler Agreements shall be deemed terminated three months after The Coca-Cola Company's receipt of the bottler's notice of refusal. The Coca-Cola Company may also terminate the Bottler Agreements if the bottler or any individual or legal entity that controls, owns a majority share in or directly or indirectly influences the management of the bottler, engages in the production of any non-Coca-Cola beverage, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the bottler shall be given six months to remedy such situation.

     PET Contracts

     Multipack produces returnable Pet bottles pursuant to agreements with The Coca-Cola Company (the "PET Contracts"), which transfer The Coca-Cola Company's license to manufacture such bottles using non-proprietary technology provided by Continental Pet Technologies Inc. ("Continental"). Multipack leased molds from The Coca-Cola Company for returnable Pet bottles in the distinctive bottle shapes used for Coca-Cola Soft Drinks. In May 1995, Multipack obtained the license from Continental to produce non-returnable Pet bottles with a high content of recycled material using "multilayer" technology developed by Continental.

     The Pet Contracts expire in July 2007 and are automatically renewable for two additional years at the option of Multipack. The Coca-Cola Company may terminate the Pet Contracts prior to that date if (i) Multipack is unable to produce bottles meeting contract specifications, (ii) Multipack breaches contract obligations, or (iii) Pet bottle production has an adverse impact on The Coca-Cola Company's trademarks, trade dress or reputation, or exposes The Coca-Cola Company to a material risk of liability. There can be no assurance that the Pet Contracts will be renewed after the two-year renewal (if exercised by Multipack) expires.

     Cristalerias. Joint Venture. Through their respective subsidiaries Envases Multipack S.A. and Crowpla Reicolite S.A., the Company and Cristalerias de Chile S.A. signed a letter of intent on May 29, 2001 for the future development of the Pet plastic bottle business. On June 29, 2001, the Company and Cristalerias de Chile S.A. created a 50/50 joint venture to strengthened their plastic packaging business through the formation of Envases CMF S.A. In order to accomplish this joint venture, Crowpla-Recolite purchased assets from Multipack necessary to further the joint venture. Andina maintains a 50% interest in the joint venture while Crowpla-Recolite retains the remaining 50% interest.

Item 8.  FINANCIAL INFORMATION

     See "Item 18 "Financial Statements" for the Consolidated Financial Statements of the Company filed as part of this annual report.

     Legal Proceedings

     The Company is a party to certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate, is material to its financial condition, with the exception of the tax-related legal proceeding described below, relating to the Company's Brazilian operations.

     When the Company acquired Refrescos, in 1994, there were several significant legal proceedings pending in Brazilian courts, principally relating to certain potential tax liabilities. Under the terms of the Refrescos acquisition, Confab Industrial S.A. ("Confab"), one of Refrescos' prior owners, agreed to indemnify the Company for the portion of such pending tax claims that occurred prior to the Refrescos acquisition. Confab's indemnities are secured by a US$30 million mortgage over certain property, plant and equipment owned by Confab and letters of credit in an aggregate amount of up to US$20.0 million. In May 2001, the aggregate sum of these letters of credit amounted to approximately US$1.2 million. The amount involved in these letters of credit was reduced because some of the tax and labor liabilities were extinguished. In the event of an unfavorable result in any of these claims, Refrescos could be responsible for payment of any tax liability and would have to separately seek reimbursement from Confab. In each matter covered by the Confab indemnities, Confab is responsible for prosecuting the defense of the claim and controls the litigation strategy. The amount of the letter(s) of credit to be provided annually by Confab is revised at the time of each renewal and will cover new liabilities up to a total amount US$20.0 million.

     Refrescos is involved in numerous pre-acquisition labor, tax and contract claims which relate primarily to overtime pay and the timing of wage adjustments mandated by changes in government wage policy, the amount of which claims, taken in the aggregate, is not material to the Company's results, and a substantial portion of which should be covered by the Confab indemnities.

     In the second quarter of 2000, ten new tax assessment notices were brought against Refrescos as a result of an investigation carried out by state tax authorities with respect to the imposto sobre circulacao mercadoria de servicos (the "ICMS" tax), a Brazilian tax assessed to distributors of goods and services. The total aggregate assessed amount is US$230.5 million, of which US$33.5 million relates to seven assessment notices in connection with the assignment of tax credits between the Company's subsidiaries, the prices to be considered for ICMS purposes in such assignments, and compliance with certain tax benefits given to the Company in the past. The Company has appealed all such assessments.

     Of the US$230.5 million referred to above, the most relevant ICMS tax assessments are three assessments that aggregate US$197.0 million, all of which relate to the ICMS tax payment procedure called "tax substitution regime". Through this regime, the Company is responsible not only for the payment of any ICMS tax arising from its sales to retailers and distributors but also for the ICMS tax due by retailers and distributors on their direct sales to consumers. The controversy refers to the tax basis considered by the Company in the calculation of the ICMS under said regime. The Company based the tax due on its calculated 70% profit margin which represents the margin applicable to sales made through distributors while the authorities allege that the Company should have based its tax due on a profit margin of 140%. The Company believes it has a reliable basis to utilize the lower 70% margin since it executes direct sales to retailers and thereby acts as a distributor, incurring distribution costs which the Company believes entitles it to the same 70% treatment applicable to distributors. The Company's defense is based upon strong legal arguments questioning the legal validity of attributing a 140% profit margin. In addition, utilization of the 70% profit margin as a basis for the ICMS tax assessment is under negotiation with the Brazilian tax authorities and a formal review request was filed with the Brazilian tax authorities by the Brazilian Bottling Industry Association. A favorable decision would indicate recognition of the right to use the 70% margin challenged by the authorities in the assessments.

     In October 2000, the Office of the Attorney General of the State of Rio de Janeiro, which is the main body of the legal system of the State of Rio de Janeiro and which controls and supervises the other bodies which comprise such system, ensuring the legal defense of the State's interests, issued an opinion favorable to the Brazilian Bottling Industry Association, according to which, the State of Rio de Janeiro's desire to apply a 140% profit margin to such operations was rejected. Such opinion from the Office of the State Attorney General will be submitted to the Governor so that he can determine the cancellation of all tax contingencies in connection with this tax increase.

     Concerning the acquisition by Refrescos of the Perma franchises in March 2000, there are several significant legal proceedings pending in Brazilian courts, principally relating to certain potential tax liabilities. Under the terms of the Perma acquisition, Russel W. Coffin and Corrine Coffin ("Coffin"), two of Permas' prior ultimate owners, agreed to indemnify Refrescos for the portion of such pending tax claims that occurred prior to the Perma acquisition. Coffin's indemnities are secured by three bank letters of credit, currently in an aggregate amount of approximately US$ 59.0 million. In May 2001, the aggregate sum of these letters of credit was approximately US$42.2 million. In the event of an unfavorable result in any of these claims, Refrescos would be responsible for payment of any tax liabilities and would have to separately seek reimbursement from Coffin. In each claim covered by the Coffin indemnities, Coffin is responsible for prosecuting the defense of the claim and controls the litigation strategy. We cannot guarantee that we will obtain favorable outcomes in any of the above-mentioned proceedings, or that adverse outcomes will not have a material impact on our company's results or operations.

     As a result of an employee reorganization in the Company's plant located in the province of Cordoba, Argentina, during the first half of 1999, Edasa was sued by some former employees who requested the courts to declare the Labor Risk Law ("LRK") unconstitutional, in order to claim damages for alleged work related illnesses.

     There are reasonable arguments such that the probability of the Argentine Supreme Court declaring such law unconstitutional is unlikely. Among other reasons, a closed compensation system for work related illnesses and injuries does not imply per se that it is unconstitutional.

     On the other hand, the fact that employer's liability is exclusively limited to those cases in which it has engaged in fraud against the employees, is not detrimental to employees' rights to the extent that LRK benefits are granted automatically.

Item 9.  THE OFFER AND LISTING

     Shares of the Company's Common Stock have traded in the United States on the New York Stock Exchange ("NYSE") since July 14, 1994 in the form of American Depositary Shares ("ADSs"), each representing six shares of Common Stock, with the ADSs in turn evidenced by American Depositary Receipts ("ADRs"). The Depositary for the ADSs is The Bank of New York.

     The table below shows the high and low daily closing prices of the Common Stock in Chilean pesos and the trading volume of the Common Stock on the Santiago Stock Exchange for the periods indicated. It also shows the high and low daily closing prices of the ADSs or, for periods prior to the issuance of the ADSs, the prices expressed in dollars per six shares of Common Stock in U.S. dollars and the volume traded in the New York Stock Exchange.

              Share Prices' Santiago and New York Stock Exchanges

                                      Share Volume
                                      (in thousands)                                    Ch$ per Share
                              -------------------------------   -----------------------------------------------------------
                              Common     Series A   Series B
                               Stock                              Common Stock           Series A             Series B
                              ------     --------   ---------   ----------------     ----------------     ----------------
                                                                 High       Low       High       Low      High       Low
                                                                -----      -----     -----      -----     -----      -----
1996.....................     62,106                            2,540      2,010
1997.....................     12,521                            2,560      2,070
1997.....................                 17,466     11,436                          1,810      1,315     1,640      1,300
1998.....................                 23,016     26,165                          1,720        788     1,535        700
1999.....................                 14,524     17,025                          1,740      1,000     1,320        900

2000
  1st Quarter...........       3,825      1,820       1,620     1,045      1,360     1,000
  2nd Quarter...........      10,135      7,269       1,222     1,000        980       800
  3rd Quarter...........       5,068      8,533       1,262       995      1,055       850
  4th Quarter...........       4,291      8,949       1,247     1,012        980       870

                                                                                         Ch$ per Share
                                       Share Volume                 ------------------------------------------------------
                                      (in thousands)                      Series A                         Series B
                                 ------------------------           -------------------------        ---------------------
                                 Series A        Series B           High                 Low         High             Low
                                 --------        --------           ----                -----        ----             ----
2001

1st Quarter                        2,113          10,349            1,500               1,145        1,200             920

2nd Quarter                        5,570          12,647            1,650               1,269        1,220             970

3rd Quarter                        4,057           5,775            1,570               1,232        1,200             950

4th Quarter                        4,150          27,458            1,225                 980          980             850


                                                                                      Ch$ per Share
                                      Share Volume                ----------------------------------------------------
                                    (in thousands)                      Series A                         Series B
                               -------------------------          ---------------------            -------------------
2002                           Series A         Series B          High             Low             High            Low
                               --------         --------          ----             ---             ----            ---
Month
January..................        1,094            2,313           1,100             950            900             735
February.................        4,282            3,159             950             863            764             677
March....................        1,835            5,255             970             890            785             720
April....................        1,974            3,130             940             880            780             712
May......................        1,647            4,811             919             800            715             670



                                       ADS Volume
                                      (in thousands)                                    US$ per ADS
                             -----------------------------      ------------------------------------------------------------
                                                                 Common Stock            Series A              Series B
                             Common                             -----------------     ----------------      ----------------
                              Stock    Series A   Series B       High       Low        High       Low       High       Low
                              -----    --------   --------       ----       ---        ----       ---       ----       ---
1996.....................    39,020                             38.00      29.38
1997.....................    19,667                             38.25      30.25
1997.....................                47,905     31,283                            27.13      19.38      25.00      19.00
1998.....................                40,656     44,746                            20.75      12.56      16.75      10.43
1999......................               40,656     44,746                            20.75      12.56      16.75      10.43

2000
  1st Quarter............                12,229      7,409                            19.50      12.63      16.00      11.69
  2nd Quarter............                38,188     37,634                            14.06      11.50      11.50       9.13
  3rd Quarter............                33,933     43,802                            13.63      10.94      11.81       9.38
  4th Quarter............                10,528     11,681                            12.56      10.50      10.56       9.00



                                      ADS Volume                                       US$ per ADS
                              (converted to Common Stock           ----------------------------------------------------------
                                     in thousands)                      Series A                          Series B
                              --------------------------           -----------------------          -------------------------
                                Series A       Series B             High              Low             High            Low
                                --------       --------             ----              ---             ----           -----
2001

1st Quarter..............        10,999          14,735            16.100           11.875           12.875            9.500

2nd Quarter..............        12,671          12,830            16.500           12.750           12.200            9.650

3rd Quarter..............        11,368           8,009            14.700           10.290           11.300            8.250

4th Quarter..............        16,125          15,045            10.600            8.190            8.700            7.100

                                                                                 US$ per ADS
                                     ADS Volume              --------------------------------------------------------
                            (converted to Common Stock in
                                      thousands)                    Series A                         Series B
                            -----------------------------    ---------------------            -----------------------
2002                            Series A        Series B      High            Low              High             Low
----                            --------        --------      ----            ---              ----             ---
Month
January...................      2,870           2,639        9.900           8.300            8.250            6.670
February..................      3,875           3,859        8.430           7.450            6.610            5.960
March.....................      2,069           8,977        8.780           8.000            7.000            6.450
April.....................      3,778           6,220        8.730           7.920            7.110            6.500
May.......................                                   8.400           7.150            6.530            6.060

---------------
Sources: Santiago Stock Exchange Official Quotations Bulletin and New York Stock Exchange.


     On December 31, 2001, the closing price for the Series A Shares on the Santiago Stock Exchange was Ch$1,085 per share (US$9.75 per Series A ADR), and for the Series B Shares, it was Ch$888 (US$7.90 per Series B ADR). At December 31, 2001, there were 10,808,837 Series A ADSs (equivalent to 64,853,022 Series A Shares) and 13,824,524 Series B ADSs (equivalent to 82,947,144 Series B Shares). Such ADSs represented at such date 19.4% of the total number of the Company's issued and outstanding shares. On April 7, 1997, the Company completed the Reclassification of its Common Stock into Series A and Series B Shares. See "Item 4"Information on the Company--History". Information on the Company--History--Reclassification of Capital Stock". At that date, the Company amended the existing depositary agreement with Citibank relating to the ADR program for the Common Stock so as to cover the Series A Shares and entered into a new depositary agreement with Citibank regarding the Series B Shares. Thus, as of April 7, 1997, Andina has registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, (i) the Series A Shares in the form of Series A American Depositary Shares (the "Series A ADSs"), each representing six Series A Shares, with the Series A ADSs in turn evidenced by Series A American Depositary Receipts ("Series A ADRs") and (ii) the Series B Shares in the form of Series B American Depositary Shares (the "Series B ADSs"), each representing six Series B Shares, with the Series B ADSs in turn evidenced by Series B American Depositary Receipts ("Series B ADRs").

     The Bolsa de Comercio de Santiago (the "Santiago Stock Exchange"), established in 1893, is the principal equities exchange in Chile. The Chilean securities markets are substantially smaller, less liquid, and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$56,734 million as of December 31, 2001 and an average monthly trading volume of US$346 million in 2001. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. The Company estimates that for the year ended December 31, 2001, its shares were traded on the Santiago Stock Exchange on an average of approximately 87.04% and 91.50% of such trading days, for Series A and Series B shares respectively.

The Chilean Stock Market: History and Description

     The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 47 shareholders. As of December 2001, 249 securities were listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile's principal stock exchange and accounts for approximately 71.5% of all amounts traded in Chile. Approximately 27% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses. The remaining 1.5% of equity is traded on the Valparaiso Stock Exchange.

     Equity, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollars futures and Selective Share Price Index ("IPSA") futures. In 1994, the Santiago Stock Exchange initiated an option market. Regarding securities, they are traded primarily through an open voice auction system. Trading through the open voice system occurs on each business day in two sessions, from 11:00 a.m. to 12:30 p.m. and from 5:00 p.m. to 5:30 p.m. Also, the Santiago Stock Exchange has an electronic system of trade, called Telepregon, which operates from 9:30 a.m. to 4:30 p.m. The Electronic Stock Exchange of Chile operates continuously from 9:30 a.m. to 4:30 p.m. on each business day.

     The three main shares price index for the Santiago Stock Exchange are the General Share Price Index (the "IGPA"), the IPSA and the Inter-10. The IGPA is calculated using the prices of 177 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrials, and miscellaneous. The IPSA is a major company index, currently including the Exchange's 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for more than 80% of the entire market capitalization. The Inter-10 corresponds to the quarterly 10 most active Chilean ADR's. The Bank's Stocks are included in the IPSA, the IGPA and the Inter-10. Besides, there are two main shares price index for the Electronic Stock Exchange, the Global Index and the ADRIAN. The Global Index is composed of the 31 securities most representative of the Chilean economy and are comprised of four industrial sectors: electricity, services, industry and natural resources. The ADRIAN incorporates all the Chilean ADR's.

     The Chilean stock market is closely linked to the regional economic performance and may therefore tend to be more volatile than the equities market of more developed countries, such as the US market.

     The New York Stock Exchange was founded in 1792. The New York Stock Exchange is registered as a national securities exchange with the U.S. Securities and Exchange Commission on October 1, 1934. In 1938 the Exchange hired its first paid president and created a 33 member Board of Governors. In 1971 the Exchange was incorporated as a not-for-profit corporation. In 1972 the members voted to replace the Board of Governors with a 25 member Board of Directors.

     The New York Stock Exchange is the largest equities marketplace in the world, lists about 3,000 companies, and as of December 2001, 469 non-U.S. companies were listed. During 2001 annual volume reached US$10.5 trillion and market capitalization reached US$16.0 trillion.

Item 10.  ADDITIONAL INFORMATION

Memorandum and Articles of Association

     The Company's By-Laws ("Estatutos") are hereby incorporated by reference from the Company's Annual Report on form 20-F for the fiscal year ended December 31, 1996.

Exchange Controls

     The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 or with the Central Bank under the Central Bank Act, which can only be modified by "special majority vote" of the Chilean Congress.

     Pursuant to the provisions of Chapter II of the new Compendium of Foreign Exchange Regulations of the Central Bank of Chile ("New Compendium"), effective as of April 19, 2001, investments and remittances done under the New Compendium are not subject to currency exchange regulations, except that: (i) such operations must be effected exclusively in the Formal Exchange Market and
(ii) be reported to the Central Bank in the manner established for said purpose. In the case of the Company, however, the ADR facility was the subject of an agreement executed in 2000 between Andina, the Bank of New York (in its role as Depositary for the shares as represented by the ADSs) and the Central Bank. As per Article 47 of the Ley Organica Constitucional regulating the Central Bank of Chile, under Chapter XXVI, Title I of the previous Compendium of Foreign Exchange Regulations ("former Compendium") in force through April 18, 2001, with regard to the issue of ADSs through a Chilean company; the Foreign Investment Agreement seeks to grant the Depositary and ADR holders access to the Formal Exchange Market in Chile.

     Prior to April 19, 2001, the Former Compendium required individuals to
(i) satisfy a reserve requirement with the Central Bank, (ii) obtain the Central Bank's prior approval for certain operations, (iii) convert foreign currencies into Chilean pesos and (iv) return foreign currencies to Chile. The mandatory reserve requirement was imposed on foreign loans and on funds brought to Chile to purchase shares except for those acquired in the establishment of a new company or in the capital increase of the issuing company. The reserve requirement was decreased from 30% to 0% of the proposed investment on September 16, 1998.

     The rules governing ADRs through April 18, 2001 established several restrictions on this type of operation: prior authorization for an international tender, the issue of securities in minimum amounts, evidence of a risk rating, subscription of an exchange agreement, the obligation to convert currency on the Formal Exchange Market (hereinafter "MCF"), any remittance of funds abroad had to be made through the MCF using foreign currency acquired on that market, transactions had to be done on securities exchanges, and other similar restrictions. Beginning April 19, 2001, Chapter XXVI of the Compendium was abrogated, thus, only share purchase transactions for a subsequent exchange of shares in ADRs are regulated; in which case, the investment regulations provided in Chapter XIV of the Foreign Exchange Compendium must be applied. Such provisions establish the rules applicable to credits, deposits, investments, capital contributions and foreign currency from abroad. These rules will not apply to credits, deposits, investments or capital contributions of less than US$ 10,000.

     The Former Compendium made a number of changes with respect to its treatment of ADRs: (i) the requirement for a notarial affidavit regarding the use of a contribution or investment was eliminated; (ii) the obligation to liquidate the foreign currency on the MCF was also eliminated; while, (iii) a requirement that capital remittances or profits be made through the Formal Exchange Market, regardless of the market where the foreign currency was acquired, was imposed; finally, (iv) the right of repatriation can also be exercised using foreign currency kept abroad, provided that that fact is reported to the Central Bank.

     At present, in accordance with the New Compendium, operations such as the entry (into Chile) of foreign currency from abroad for the purpose of investing in stock, as well as the remittance of the outcome of the transfer of said stock, the dividends, interest, profits, etc. that are not subject to agreements under the former Chapter XXVI, are solely required to comply with the aforementioned prerequisites, that is, to be effected via the Formal Exchange Market and be reported to the Central Bank of Chile under the conditions that said entity establishes, as per the stipulations of the aforementioned Chapter II of the New Compendium.

     In the absence of the Foreign Investment Agreement, according to exchange controls applicable in Chile, investors would be unable to access the Formal Exchange Market to convert Chilean pesos to US dollars and repatriate from Chile the sums received regarding the Series A and Series B Shares deposited or the shares withdrawn from deposit in exchange for Series A and Series B ADRs (including sums received as cash dividends and the proceeds of the sale of the underlying Series A or Series B shares in Chile and any rights with regard thereto).

     Notwithstanding the foregoing, we must highlight that the new rules did not repeal the Foreign Investment Agreement. Below is a summary of important provisions of the Former Compendium and the Foreign Investment Agreement.

     According to the Foreign Investment Agreement, the Central Bank of Chile has agreed to grant a depositary, in the name of Series A and Series B ADR holders, and any investor not resident in Chile who withdraws Series A and Series B shares when delivering Series A and Series B ADRs (those shares called herein the "Withdrawn Shares"), access to the Formal Exchange Market to convert Chilean pesos to US Dollars (and remit those dollars outside of Chile) with respect to the Series A and Series B Shares represented by the Series A and Series B ADSs or Withdrawn Shares, including the amounts received as (a) cash dividends; (b) proceeds of the sale of the Withdrawn Shares in Chile; (c) the proceeds of the sale in Chile of the right to subscribe additional Series A or Series B Shares; (d) the proceeds of the liquidation, merger or consolidation of the Company; and (e) other distributions, including, without limitation, those that result from any recapitalization as a consequence of maintaining Series A or Series B Shares represented by Series A or Series B ADSs or Withdrawn Shares. Investors who receive Withdrawn Shares in exchange for Series A or Series B ADRs will be entitled to redeposit those shares in exchange for Series A or Series B ADRs provided they meet the conditions to redeposit them.

     The Foreign Investment Agreement may not be amended unilaterally by the Central Bank. There are some judicial precedents (which are not binding with respect to future judicial decisions), which provide that, the Foreign Investment Agreement, may not be voided because of future legislative changes. There can be no assurance, however, that other Chilean restrictions will be imposed upon the ADR holders, upon the transfer of underlying Series A or Series B Shares or upon the repatriation of the proceeds of such transfer in the future, nor can there be any evaluation of the duration of the impact of those restrictions, if imposed. If for any reason, including changes in the Foreign Investment Agreement or in Chilean law, the Depositary is unable to convert Chilean pesos to US Dollars, investors would receive dividends or other payments in Chilean pesos, which would subject affected investors to U.S. Dollar/Chilean peso currency risk. There can be no assurance that the New Compendium or any other foreign currency exchange regulation will not be modified in the future, that new foreign currency exchange regulations will not be enacted in the future, or that, if enacted, new regulations will not have a material impact on the Company or the ADS holders.

     Debt Securities

     The Central Bank is responsible, inter alia, for the monetary and exchange control policies of Chile. The Central Bank has authorized Chilean issuers to offer bonds in Chile and abroad through Chapter XIV of Title I of the Compendium ("Chapter XIV"). The following paragraphs explain certain rules of the Central Bank regarding a bond issue on international markets denominated in a currency other than Chilean pesos. This summary does not intend to be complete and one must refer to the provisions in Chapter XIV of Title I of the Compendium in relation to debt issues. The Compendium has been included as an attachment to the Registration Statement of which this annual report is a part.

     Beginning April 19, 2001, the new Compendium relaxed restrictions on certain foreign exchange transactions as described above. The new Chapter XIV therefore greatly simplifies the procedure to register capital contributions, investments and foreign loans. The Central Bank provided that payments or remittances of funds, to or from Chile, that arise or are generated from credits secured abroad should be made through the MCF. For this purpose, when the foreign currency from loans or investments or capital contributions is made available to the beneficiary in the country, the intervening bank should issue the pertinent "Form" and request information from the debtor, investor or capital contributor, as the case may be, that any of these must provide pursuant to Chapter XIV of the Compendium.

     The payments or remittances of foreign currency corresponding to capital, interest, adjustments, profits and other benefits originating in the transactions stipulated in Chapter XIV should be reported to the Central Bank in the following way: (i) if the pertinent currency represents a remittance made from Chile, the intervening MCF bank should issue the above form; (ii) the issuer or borrower should inform the Central Bank if the foreign currency used to make the pertinent payments is sourced from credit transactions for which the foreign currency has been used directly abroad or the corresponding payment obligation is fulfilled abroad using funds other than those indicated in Chapter XIV.

     Any change in the terms of the transaction, a substitution of the debtor or creditor, or total or partial assignments of credits or rights regarding investors or capital contributions must be reported to the Central Bank of Chile within 10 days after formalization.

     According to Chapter XIV, the Central Bank established that, credits relating to acts, agreements or contracts in which create a direct obligation of payment or remittance of foreign currency abroad by persons domiciled or residing in Chile, whether or not a cash credit transaction, that exceed on an individual basis the sum of US$100,000 or the equivalent in other foreign currencies, absent any special rule in the CNCI, should be reported to the Central Bank by the obligor either directly or through a MCF entity using the forms contained in the Compendium, within 10 days from formalization.

     In addition, transactions recorded prior to April 19, 2001 will continue to be governed by the old rules, notwithstanding the right to subject them to the new regulations, in which case the favorable and/or adverse effects must be considered that may be generated by a change in the regulations applicable to this type of foreign exchange transaction.

     In February 1999, with authorization from the Central Bank, the Company accessed the proceeds of the sale of bonds by Andina to Chile, subject to the exchange regulations governing at that time.

     It is expected that all purchases of US Dollars in relation to the payment of debt securities issued directly by Andina (and not through its branch in the Cayman Islands) will be made on the Formal

Exchange Market. According to governing rules of the Central Bank, however, Andina may buy US Dollars on the Secondary Exchange Market to make payments on any debt security issued through the Cayman Islands branch of Andina. However, there can be no assurance that Andina will be able to buy US Dollars on the Secondary Exchange Market at the time or in the amounts required to service the debt related to any of the debt securities. Nor can there be any guarantee that other regulations of the Central Bank or legislative changes relating to foreign exchange control in Chile will not restrict or impede the purchase of US Dollars by Andina to make payments regarding debt securities.

     The Central Bank unilaterally decides whether to grant authorizations for international bond offerings, and although other authorizations of the Central Bank have never been cancelled, the Central Bank did request that lenders renegotiate the terms of their loans during the renegotiation of the foreign debt of Chile in the eighties.

     There can be no assurance that there will be no future restrictions applicable to the holders of debt securities that the Central Bank may impose in the future, nor can there be any evaluation of the duration of the impact of those restrictions, if imposed.

Other Limitations

     Dividend Policy

     In accordance with Chilean law, Andina must distribute cash dividends equal to at least 30% of its annual net income, calculated according to Chilean GAAP, unless otherwise provided for by a unanimous vote of the Series A Shareholders. If there is no net income in a given year, the Company will not be legally obligated to distribute dividends out of retained earnings. At the annual shareholders' 2001 meeting, the shareholders authorized the Board of Directors to distribute, at its discretion, interim dividends during July and October 2001 and January 2002. A U.S. holder of Series A or Series B ADSs may effectively be required to receive a cash dividend, in the absence of a registration statement in effect pursuant to the Securities Market Law of Chile or an effective exemption from the requirement for registration according to that law. Series B shareholders will be entitled to a preferred dividend equal to 10% more than any dividend declared for holders of the Series A Shares.

     During 2000 and 2001, the shareholders' meeting approved an extraordinary dividend payment against the retained earnings fund in light of significant cash generation in recent years. During 2001, US$89.4 million was paid out in ordinary and extraordinary dividends, and US$ 100 million is expected to be paid during 2002, although no assurance to that effect can be given.

     Exchange rates

     All payments and distributions regarding the Series A or Series B ADSs must be transacted in the Formal Exchange Market.

     Share Capital

     The capital of the Company is divided into 380,137,271 Series A Shares and 380,137,271 Series B Shares, both of which are preferred shares. All shares have no par value. The principal characteristics, rights and privileges are described below:

o Holders of Series A shares have the right to appoint six of the seven directors of the Company, together with an alternate for each director.

o Holders of Series B shares have the right to receive each and every one of the dividends paid by the Company per share, whether interim, final, minimum obligatory, additional or eventual dividends, plus 10%.

o The above-referenced rights and privileges will not be altered should the number of Series A and/or B shares increase or decrease in the future because of share exchanges, the distribution of paid-up shares or the issuance of cash shares or for any other cause or reason.

o The preferences of the Series A and B shares shall be in effect through December 31, 2130. Upon expiration, the Series A and Series B shares will be eliminated, and the shares will automatically become common shares.

o Holders of Series B shares will be entitled to vote only with respect to the appointment of one director of the Company and the respective alternate director.

     Pursuant to Article 12 of the Securities Market Law, and Circular 585 of the Chilean Superintendency of Securities and Insurance (the "SVS"), certain information regarding share transactions involving the shares of listed open stock corporations (sociedades anonimas abiertas) must be reported to the SVS and the Chilean stock exchanges. Because the ADRs are considered to represent share capital that is supported by the ADSs, trading of ADRs will be subject to those reporting requirements. The shareholders in a publicly controlled company have the obligation to inform the following to the SVS and to the Chilean stock exchanges in the period of two exchange business days:

o any acquisition or sale of shares, either directly or indirectly, that means the acquisition or sale by the holder of 10% or more of the share capital in a publicly controlled company, either directly or indirectly; and

o any direct or indirect acquisition or direct or indirect sale of shares or options to buy or sell shares in any amount, if it is made by a holder of 10% or more of the capital in a publicly controlled company or by a director, senior executive or manager in that company.

     Pursuant to Law No. 19,705, ("The Public Tender Offer and Corporate Governance Law") (hereinafter the "OPA Law"), the majority shareholders must also give notice whether the acquisitions they made arise out of their intent to acquire control of the company or whether such acquisition is merely a financial investment.

     A beneficial owner of Series A or Series B ADSs representing 10% or more of the share capital of Andina will be subject to these reporting requirements pursuant to Chilean law.

     According to Article 54 of the Securities Market Law, persons or entities who intend to acquire control of an open stock corporation, either directly or indirectly, must publish an article, in two Chilean newspapers, informing the person or entity who is buying or selling and the price and terms of any negotiation, at least two days in advance of the date of the transaction. A written notice should be sent to the SVS and to the Chilean stock exchanges prior to that publication.

     The notice and publication should be made at least 10 business days prior to the date upon which the trade is to occur, and, in any case, as soon as negotiations have begun to achieve control through the delivery of information and documentation on the affected company.

     According to the OPA Law, a notice should be published and the respective communication should be sent reporting the acts or contracts by which control is obtained of a company making a public offering of its shares, within two business days following the date when such acts or contracts are performed or executed.

     Title XV of the Securities Market Law establishes the basis to determine what constitutes "control", "direct possession" and a "related party".

     The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to buy a sufficient number of shares to maintain their existing ownership percentage of that company whenever such company issues new shares. The US holders of Series A or Series B ADSs are not entitled to exercise these preemptive rights, unless there is a registration statement filed pursuant to the Securities Act with respect to those rights or an exemption from the registration requirements is available. The Company intends to evaluate the costs and potential liabilities associated with any such registration statement at the time any preferred right offer is made, the indirect benefits of allowing the exercise of such preferred rights by ADSs holders, and any other factor that the Company considers appropriate at that time. The Company will then make a decision as to whether or not to file a registration statement. There can be no assurance that a registration statement will be filed. If no registration statement is filed and there is no exemption from the registration requirement under the Securities Act, the Depositary will attempt to sell those preemptive rights of the affected ADS holders and distribute the proceeds from such sale provided there is a secondary market for those rights. A premium may be recognized on the cost of such sale. If the Depositary is unable to sell those preemptive rights, they may expire without consideration to be paid to the affected ADS holders.

     Dissenting Shareholders

     The Listed Corporations Act establishes that, should an extraordinary meeting of shareholders adopt any of the resolutions indicated below, the dissident shareholders have the right to withdraw from a Chilean company and require that the company repurchase their shares, subject to compliance with certain terms and conditions described below unless said right to withdraw is suspended, in the case of bankruptcy or agreements with creditors. To exercise said rights, ADR holders must first withdraw the shares represented by their ADRs, pursuant to the terms of the Deposit Contract. Dissident shareholders are defined as those who vote against a resolution that results in the right to withdraw or, should they be absent from said meeting, those who declare their opposition to the resolution to the company in writing within the following 30 days. Dissenting shareholders must complete their right to withdraw by offering their shares to the company within 30 days of the adoption of the resolution.

     The resolutions that result in the right of the shareholder to withdraw are the following:

o The transformation of the company in an entity that is not a listed corporation regulated by the Listed Corporations Act;

o    Merger of the company with and/or in other companies;

o    The transfer of 50% or more of corporate assets in the terms noted in
     Article 9 of the Listed Corporations Act (that is, the transfer of 50% or more of corporate assets, including or excluding liabilities); the formulation or modification of any business plan that includes the transfer of assets in an amount that exceeds the aforementioned percentage;

o The granting of real or personal guarantees to stand surety for third-party obligations that exceed 50% of corporate assets;

o The creation of preference rights for a category of stock or a modification to existing rights, in which case the right to withdraw shall only be applicable to those dissident shareholders from the category of stock negatively affected;

o The reorganization of the nullity of the corporation due to formal errors in the incorporation of the company or the modification of its by-laws granting this right; and

o All other cases established by law or in the corporation's by-laws. By legal means, the dissident shareholders shall have the right to withdraw if the company fails to comply with the conditions to be considered a listed stock corporation and, in addition, if an extraordinary meeting of shareholders agrees, via a two-thirds vote of eligible shareholders, that the company should cease to adhere to the regulations applicable to listed stock corporations. In addition, if, as a consequence of any acquisition, an individual secures at least two thirds of the outstanding shares, said individual shall have a period of 30 days as of the acquisition, to effect an offer for the remaining shares under the conditions established by law. Should said offer fail to be effected within the established timeframe, the aforementioned right to withdraw shall become effective for the remaining shareholders. The Company's by-laws do not include additional grounds for withdrawal.

     Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is granted to shareholders, other than shareholders of Administradoras de Fondos de Pensiones (pension funds) ("AFPs"), subject to certain terms and conditions, if the Company were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class, because of certain actions specified in Article 69 BIS and undertaken by the Company or the Chilean Government that affect negatively and substantially the earnings of the Company. Shareholders must exercise their withdrawal rights by tendering their stock to the Company within 30 days of the date of the publication or of the new rating. If the withdrawal right is exercised by a shareholder pursuant to Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which the Company's shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the SVS determines that the shares are not actively traded the price shall be book value calculated as described above.

     Voting rights of the Series A and Series B Shares

     The Depositary will mail to all holders a notice containing the information, or a summary thereof, included in any notice of a shareholders' meeting received by the Depositary, and a brief statement, as to the manner in which each holder may instruct the Depositary to exercise voting rights in respect of shares of Common Stock, as represented by ADSs held by the holders. Holders on the record date set by the Depositary, are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the By-Laws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares of Common Stock, and upon receipt of such instructions the Depositary has agreed that it will endeavor, insofar as practicable, to vote or cause to be voted the shares of Common Stock underlying such holders' ADRs in accordance with such written instructions.

     The Depositary has agreed not to, and shall instruct the Custodian and each of its nominees, if any, not to, vote the shares of Common Stock, or other deposited securities represented by the ADSs evidenced by an ADR, other than in accordance with such written instructions from the holder. The Depositary may not exercise any voting discretion over any shares of Common Stock. If, no instructions are received by the Depositary, on or before the date established by the Depositary to such effect, the Depositary may give a discretionary proxy to a person designated by the Company to vote the underlying shares.

     Disclosure

     Holders of ADRs are subject to certain provisions of the rules and regulations promulgated under the U.S. Exchange Act of 1934, as amended, relating to the disclosure of interests in the shares of Common Stock. Any holder of ADRs, who is, or becomes, directly or indirectly, interested in 5% (or such other percentage as may be prescribed by law or regulation), or more of the outstanding shares of Common Stock, must within ten days after becoming so interested, and thereafter, upon certain changes in such interests notify the Company, any U.S. securities exchange on which the ADRs (or shares of Common Stock) are traded and the Securities Exchange Commission, as required by such rules and regulations. In addition, holders of ADRs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which provisions may apply when a holder beneficially owns 10% or more of the Common Stock or has the intention of taking control of the Company, as described under "Share Capital".

Material Contracts

     No new material contracts have been entered into since the last presentation made by Embotelladora Andina to the SEC in 2001. In March 2000, the Company finalized negotiations with the Coffin Group for the acquisition of a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Rio de Janeiro and Minas Gerais, which was serviced by the Coffin Group through Perma Industria de Bebidas S.A. ("Perma"). Total control of the Perma franchise license was assumed by Refrescos for a total cost to the Company of US$74.5 million.

     The franchise authorizes the production, sale, and distribution of products under The Coca-Cola Company trademark in the above-mentioned territories, which have a population of 8.8 million inhabitants, representing a 70% increase in the volume of operations.

Inspection Location

     The Company documents mentioned in this Form 20F can be inspected at Avenida Andres Bello 2687, 20th Floor, Las Condes, Santiago, Chile. Chilean law may restrict the use of the right of inspection of shareholders of the Company to certain days and times.

TAXATION

Tax Considerations Relating to Equity Securities

     Chilean Tax Considerations

     The following discussion summarizes the material Chilean income tax consequences of an investment in Andina's stock or ADSs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a "foreign holder"). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Servicio de Impuestos Internos (the Chilean Internal Revenue Service or "SII") and other applicable regulations and rulings that are subject to change without notice. The discussion is not intended as a tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation. Each investor or potential investor is encouraged to seek independent tax advice with respect to consequences of investing in Andina's stock or the ADSs.

     Under Chilean law, all matters regarding taxation such as tax rates (including tax rates applicable to foreign investors), the computation of taxable income for Chilean purposes, the manner in which Chilean taxes are imposed and collected, and others thereof, may only be imposed or amended by a law enacted by Congress. In addition, the SII is empowered to issue rulings and regulations of, either general or specific application, and to interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but the SII may change said rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

     Cash Dividends and Other Distributions

     Dividends paid by the Company with respect to the shares of stock held by a foreign holder will be subject to Chilean withholding tax at a rate of 35% (the "Withholding Tax"). The First Category Tax paid by the Company on profits from which the dividends are paid, presently imposed at a rate of 15%, will be credited against the Withholding Tax. The credit will increase the base upon which the Withholding Tax is imposed. Consequently, dividends that are attributable to current profits will be subject to an effective dividend withholding tax rate of 23.5%, calculated as follows:


Company taxable income.....................................     100%
  First Category Tax (15% of Ch$100).......................   (15.0)
  Net distributable income.................................    85.0
                                                              -----
  Dividend distributed.....................................    85.0
                                                              =====

Withholding Tax (35% of the sum of Ch$85.0 dividend
  plus Ch$15.0 First Category Tax paid)....................   (35.0)
Credit for First Category Tax..............................    15.0
                                                              -----
Net additional tax withheld................................   (20.0)

Net dividend received......................................    65.0
                                                              -----
Effective dividend withholding rate (20/85)................    23.5%
                                                              =====

     For purposes of determining the amount of First Category Tax paid by the Company on profits from which the dividends are paid, dividends are attributed to the Company's oldest retained profits.

     Dividend distributions made in property will be subject to the same Chilean tax rules as cash dividends. Stock dividends of the Company are not subject to Chilean taxation.

     Capital Gains

     Gains recognized from the sale or exchange of ADSs (or ADRs evidencing
ADSs) by a foreign holder outside Chile will not be subject to Chilean taxation.

     Gains recognized on a sale or exchange of shares of stock (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax (the former being credited against the latter) if either (i) the foreign holder has held the shares of Common Stock for less than one year since exchanging ADSs for the shares of Common Stock, (ii) the foreign holder acquired and disposed of the shares of Common Stock in the ordinary course of its business or as an habitual trader of shares or (iii) the foreign holder transfers shares of Common Stock to a related person, as defined by Chilean tax law. In all other cases, gain on the disposition of shares of Common Stock will be subject only to the First Category Tax, currently imposed at a rate of 33%.

     The deposit or withdrawal of shares of Common Stock in exchange for ADRs is not subject to any Chilean taxes. The tax basis of shares of Common Stock received in exchange for ADSs will be determined in accordance with the valuation procedure set forth in the Deposit Agreement, which values shares of Common Stock at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the withdrawal of the shares of Common Stock from the Depositary. Consequently, the conversion of ADSs into shares of Common Stock, and the immediate sale of the shares for the value established under the Deposit Agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the Shares is made on a day that is different than the date in which the exchange is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs' holders in a Chilean Stock Exchange either on the same day in which the exchange is recorded or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, should this amendment be included in the Deposit Agreement, the capital gain that may be generated if the exchange date is different than the date in which the Shares received in exchange for ADSs were sold, will not be subject to taxation.

     The distribution and exercise of preemptive rights relating to the shares of Common Stock will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares of Common Stock will be subject to both the First Category Tax and the Withholding Tax (the former being credited against the latter).

     Other Chilean Taxes

     No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares of Common Stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of Common Stock.

     Withholding Tax Certificates

     Upon request, the Company will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes.

     United States Tax Considerations

     The following discussion summarizes the material United States federal income tax consequences of an investment in ADSs or shares of Common Stock. This discussion is based upon United States federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or shares of Common Stock. In particular, the discussion is directed only to U.S. holders that will hold ADSs or shares of Common Stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the "Code"), such as financial institutions, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax exempt entities, persons holding ADSs or shares of Common Stock as part of a hedging or conversion transaction, constructive sale or a straddle, holders of 10% or more of the voting shares of the Company or persons whose functional currency is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. If a partnership holds our ADSs or shares of Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or shares of Common Stock should consult their tax advisors. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or Shares of Common Stock.

     As used here, the term "U.S. holder" means a holder of ADSs or shares of Common Stock that is (i) a United States citizen or resident, (ii) a domestic corporation or partnership, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust
(x) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (y) that has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for United States federal income tax purposes as the owners of the shares of Common Stock represented by those ADSs.

     Cash Dividends and Other Distributions

     Cash dividends (including the amount of any Chilean taxes withheld) paid with respect to the ADSs or shares of Common Stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADSs, or by the U.S. holder, in the case of shares of Common Stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Dividends paid in Chilean pesos will be includable in a U.S. dollar amount based on the exchange rate in effect on the day of receipt by the Depositary, in the case of ADSs, or by the U.S. Holder in the case of shares of Common Stock, regardless of whether the Chilean pesos are converted into United States dollars. If the Chilean pesos received as dividends are not converted into United States dollars on the date of receipt, a U.S. holder will have a basis in Chilean pesos equal to its United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean pesos will be treated as ordinary income or loss, regardless of whether the pesos are converted into U.S. dollars.

     The Chilean Withholding Tax (net of any credit for the First Category
Tax) paid by or for the account of any U.S. holder will be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder's federal income tax liability. The dividends generally will be foreign source income and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income." Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (i) has held ADSs or shares of Common Stock for less than a specified minimum period during which it is not protected from risk of loss,
(ii) is obligated to make payments related to the dividends or (iii) holds ADSs or shares of Common Stock, in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares of Common Stock. The rules governing foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

     Distributions to U.S. holders of additional shares of Common Stock or preemptive rights with respect to shares of Common Stock that are made as part of a pro rata distribution to all shareholders of the Company generally should not be subject to federal income tax. The basis of the new shares or preemptive rights so received generally will be determined by allocating the U.S. holder's adjusted basis in the old shares between the old shares and the new shares or preemptive rights received, based on their relative fair market values. However, the basis of the preemptive rights will be zero if (i) the fair market value of the rights is less than 15% of the fair market value of the old shares at the time of distribution, unless the U.S. holder elects to allocate basis between the old shares and the preemptive rights or (ii) the rights are not exercised and thus expire.

     To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares of Common Stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the ADSs or shares of Common Stock), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of the Company's current and accumulated earnings and profits would not give rise to foreign source income and a U.S. holder would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. taxes due on other foreign source income in the appropriate category for foreign tax credit purposes.

     The Company does not believe that it is, for Untied States federal income tax purposes, a passive foreign investment company (a "PFIC"), and expects to continue its operations in such a manner that it will not be a PFIC. If, however, the Company is or becomes a PFIC, U.S. holders could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or shares of Common Stock and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the PFIC rules of the Untied States federal income tax laws.

     Capital Gains

     U.S. holders that hold ADSs or shares of Common Stock as capital assets will recognize capital gain or loss for federal income tax purposes on the sale or other disposition of such ADSs or shares (or preemptive rights with respect to such Shares) held by the U.S. holder or the Depositary. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as United States source gain or loss. Consequently, in the case of a disposition of shares of Common Stock (which, unlike a disposition of ADSs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply (subject to applicable limitations) the credit against tax due on income from foreign sources.

     Deposits or withdrawals of shares of Common Stock by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

     Estate and Gift Taxation

     As discussed above under "Chilean Tax Considerations -- Other Chilean Taxes," no Chilean inheritance, gift or succession taxes apply to the transfer at death or by gift of shares of Common Stock by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of United States federal estate tax imposed on the estate of a U.S. holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

     Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends in respect of ADSs or the shares of Common Stock or the proceeds received on the sale, exchange, or redemption of the ADSs paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's United States federal income tax liability.

Tax Considerations Relating to Debt Securities

     General

     In October 1997, the Company issued US$150 million 7% Notes Due 2007 (the "2007 Notes"), US$100 million 7 5/8% Notes due 2027 (the "2027 Notes") and US$100 million 7 7/8% Debentures Due 2097 (the "2097 Debentures", together with the 2007 Notes and the 2027 Notes, the "Debt Securities").

The following is a summary of the principal Chilean tax and United States federal income tax considerations relating to the purchase, ownership and disposition of Debt Securities. The summary does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase Debt Securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Chile.

     This summary is based on the tax laws of Chile and the United States as in effect on the date hereof, as well as regulations, rulings and decisions of Chile and the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

     There is currently no tax treaty between the United States and Chile.

     Chilean Tax Considerations

     The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the Debt Securities made by a Foreign Holder. The term "Foreign Holder" means: (i) an individual, who is not a resident in Chile (for purposes of Chilean taxation, an individual is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years); or (ii) a legal entity that is not organized under the laws of Chile, unless the Debt Securities are assigned to a branch or an agent, representative or permanent establishment of such entity in Chile.

     Under Chile's Income Tax Law, because the issuance of the Debt Securities is registered with the Central Bank, payments of interest or premium, if any, made by the Company in respect of the Debt Securities to a Foreign Holder will generally be subject to a Chilean withholding tax (the "Chilean Interest Withholding Tax") currently assessed at a rate of 4.0%. If the Debt Securities are issued through an offshore branch of the Company, payment to Foreign Holders of Debt Securities by such branch generally will not be subject to the Chilean withholding tax.

     As described above, the Company has agreed, subject to specific exceptions and limitations, to pay to the Foreign Holders of Debt Securities Additional Amounts in respect of the Chilean Interest Withholding Tax mentioned above in order that the interest or premium, if any, the Foreign Holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by such Foreign Holder in the absence of such Chilean Interest Withholding Tax. See "Description of Debt Securities--Payments of Additional Amounts". Under Chile's Income Tax Law and regulations thereunder, payments of principal made by the Company with respect to the Debt Securities to a Foreign Holder will not be subject to any Chilean taxes.

     Chile's Income Tax Law provides that any capital gains realized on the sale or other disposition by a Foreign Holder of the Debt Securities generally will not be subject to any Chilean income taxes provided that such sale or other disposition occurs outside of Chile (except that any premium payable on redemption of the Debt Securities will be treated as interest and subject to the Chilean Interest Withholding Tax as described above).

     A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to the Debt Securities unless such Debt Securities
(i) are located in Chile at the time of such Foreign Holder's death or, (ii) were purchased or acquired with money obtained from Chilean sources.

     The initial issuance of the Debt Securities is subject to stamp tax of 1.2% of the aggregate principal amount of the Debt Securities, which will be payable by the Company when and if the Debt Securities are brought into Chile. If the Debt Securities are issued through an offshore branch of the Company and are not subsequently brought into Chile, no stamp tax will be payable. If the stamp tax is not paid when due Chilean Tax law imposes a penalty up to three times the amount of the tax due plus interest. In addition, until such tax (and any penalty) is paid, Chilean courts would not enforce any action based on the Debt Securities. A Foreign Holder will not be liable for Chilean stamp, registration or similar taxes.

     United States Tax Considerations

     The following summary describes the material United States federal income tax consequences of the ownership of Debt Securities by U.S. holders (as defined below) as of the date hereof. Except where noted, it deals only with Debt Securities held as capital assets by initial purchasers and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, insurance companies, persons holding Debt Securities as a part of a hedging, integrated conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for the alternative minimum tax, corporations that accumulate earnings to avoid federal income tax or holders of Debt Securities whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. If a partnership holds our Debt Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Debt Securities, you should consult your tax advisors.

     Persons considering the purchase, ownership or disposition of the debt securities should consult their own tax advisors concerning the federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

     As used herein, a "U.S. holder" of the Debt Securities means a holder of the Debt Securities that is (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (x) that is subject to the primary supervision of a court within the United States and the control of a United States person with regard to all substantial decisions as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     Payments of Interest

     Interest on the Debt Securities will generally be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for tax purposes. In addition to interest on the Debt Securities, a U.S. Holder will be required to include in income any Additional Amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such United States Holder. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code, including that the election to deduct or credit foreign taxes applies to all of the U.S. holder's foreign taxes for a particular year. Interest income including Chilean taxes withheld therefrom and Additional Amounts on the Debt Securities generally will constitute foreign source income and generally will be considered "passive" income or "financial services" income, which are treated separately from other types of income in computing the foreign tax credit that may be allowable to U.S. Holders under United States federal tax laws. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Guidance issued by the U.S. Treasury may deny a foreign tax credit for foreign taxes imposed with respect to the Debt Securities where a U.S. holder holds the Debt Securities, in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial.

     Sale, Exchange and Retirement of Debt Securities

     Upon the sale, exchange, retirement or other disposition of the Debt Securities, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued interest, which will be taxable as such if not previously included in income) and the U.S. Holder's adjusted tax basis in the Debt Securities. A U.S. Holder's tax basis in the Debt Securities generally will be the U.S. Holder's cost therefor. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of the Debt Securities will generally be treated as United States source gain or loss. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other disposition the Debt Securities have been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

     Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to certain payments of principal and interest on the Debt Securities and to the proceeds of the sale of the Debt Securities made to U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. Holder fails to provide its taxpayer identification number or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the United States Holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

     Special Tax Considerations Relating to 2097 Debentures

     As a result of the 2097 Debentures' 100 year term, it is not certain whether such Debentures will be treated as debt or as equity for United States federal income tax purposes. The Company has taken the position that the 2097 Debentures constitute debt for financial reporting and United States federal income tax purposes. The Company's position, however, is not binding on the U.S. Internal Revenue Service. Although classification of the 2097 Debentures as equity generally would not significantly affect a United States Holder's taxable income resulting from an investment in the 2097 Debentures, the discussion that follows also briefly describes certain United States federal income tax consequences that would arise if the 2097 Debentures were not treated as debt for United States federal income tax purposes.

     If the 2097 Debentures are treated as equity for United States federal income tax purposes, the potential differences in the United States federal income tax treatment to U.S. Holders of the 2097 Debentures that would result include (i) payments denominated as interest on the 2097 Debentures (including Additional Amounts) would be reclassified as dividends to the extent paid out of the current or accumulated earnings and profits of the Company (as determined using United States federal income tax principles) and (ii) U.S. Holders would be required to report such payment amounts as ordinary income when actually or constructively received (instead of accruing such amounts as interest, even if such United States Holders are accrual-method taxpayers). To the extent any such payments exceed such earnings and profits, they would be treated as a return of capital or capital gain. Amounts treated as dividends will not be eligible for the dividends received deduction generally allowed U.S. corporations. Persons considering the purchase, ownership or disposition of the 2097 Debentures should consult their own tax advisors concerning additional potential tax consequences, including those arising upon a sale, exchange or redemption of the 2097 Debentures, which could result from the treatment of the 2097 Debentures as equity for United States federal income tax purposes.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. The Company is exposed to changes in financial market conditions in the normal course of its business due to its use of certain financial instruments as well as transacting in various foreign currencies and translation of its foreign subsidiaries' financial statements into the Chilean peso.

Interest Rate Risk

     The Company's primary interest rate exposures relate to its U.S. dollar denominated long-term fixed rate bond liabilities and other long-term variable and fixed rate bank liabilities. The Company also invests in certain medium-term bond securities that bear a fixed interest rate. The Company monitors its exposure to interest rate fluctuations, however, interest rates in the market are currently higher than the fixed rate on the Company's bonds. The following table provides information about the Company's long-term debt and bond investments that are sensitive to changes in market interest rates at December 31, 2001.


                                                          Expected Maturity Date                                 Estimated
                              --------------------------------------------------------------------------------  Fair Market
                              2002        2003        2004        2005         2006     Thereafter     Total      Value
                              ----        ----        ----        ----         ----     ----------     -----    -----------
                                                             (amounts in millions of Ch$)
Interest Earning Assets
  Bond securities........     9,276      16,817        --         6,859       38,742      54,449      126,143     126,422
  Weighted average
    interest rate.......      5.00%       6.12%        --         7.38%       7.79%        7.81%       7.35%

Interest Bearing
  Liabilities
  Long-term debt.........
  Fixed rate.............
  Bonds..................                                                                 148,117     148,117     144,551
   Weighted average
     interest rate......                                                                   6.55%       6.55%




                                                          Expected Maturity Date                                 Estimated
                              --------------------------------------------------------------------------------  Fair Market
                              2002        2003        2004        2005         2006     Thereafter     Total      Value
                              ----        ----        ----        ----         ----     ----------     -----    -----------
                                                             (amounts in millions of Ch$)
  Bank liabilities.......     1,307                                                                    1,307       1,307
   Weighted average
     interest rate......      6.51%                                                                    6.51%
  Bank liabilities.......     2,293                                                                    2,293       2,293
   Weighted average
     interest rate......     19.50%                                                                   19.50%
  Variable Rate..........
  Bank liabilities......       874         451         202
   Weighted average
     interest rate......     13.04%      13.04%      13.04%                                           13.04%
  Bank liabilities......       418                                            1,558                    1,976       1,976
   Weighted average
     interest rate......      13.4%                                           13.4%                    13.4%
  Bank liabilities......      2,298                                            728                     3,026       3,026
   Weighted average
     interest rate......      13.3%                                           13.3%                    13.3%
  Bank liabilities......                   11                                   11                      11          11
   Weighted average
     interest rate......                  13.2%                                                        13.2%
  Bank liabilities......                                                      52,383                  52,383      52,383
   Weighted average
     interest rate......                                                      6.51%                    6.51%


Foreign Currency Risk

     At December 31, 2001, all of the Company's long-term interest bearing debt is exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The Company manages such risk by maintaining deposits and money market mutual funds in U.S. dollars amounting to Ch$ 216,325 at December 31, 2001, representing 218 % of total long-term U.S. dollar debt at such date. Additionally, the Company periodically enters into forward foreign currency exchange contracts to hedge its exposure related to interest payments on U.S. dollar denominated debt.

     The following table summarizes the financial instruments denominated in foreign currencies held by the Company as of December 31, 2001.

                                                            Expected Maturity Date                               Estimated
                                ------------------------------------------------------------------------------  Fair Market
                                  2002        2003        2004       2005        2006    Thereafter    Total       Value
                                  ----        ----        ----       ----        ----    ----------    -----    -----------
Assets
  US$ denominated
    Cash....................     18,632                                                                18,632      18,632
    Money market mutual
      funds.................     17,336                                                                17,336      17,336
    Time deposit............                                                    53,935                 53,935      53,935
    Bonds...................      9,276      16,817                  6,859      38,742     54,449     126,143     126,422

Liabilities
  US$ denominated...........      4,895                                                                 4,895       4,895
    Short-term liabilities..      8,733                                                                 8,733       8,733
  Long-term debt
    Bonds...................                                                               33,149      33,149      33,013
      Weighted average
        interest rate.......                                                                 7.22%       7.22%
    Bank liabilities........                               11                   52,383                 52,394      52,394
      Weighted average
        interest rate.......                             13.2%                     6.5%                  6.5%


Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     During the three years following the Reclassification, the Board of Directors was authorized to identify up to four sixty-day periods during which each Series A Share would be convertible, at the option of the holder, into one Series B Share. The first sixty-day share conversion opportunity opened on May 2, 2000 and was available through July 1, 2000. On December 23, 1996 the Superintendency of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones) indicated that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights.

     As a result of the Reclassification, statutory withdrawal rights under Chilean law were triggered entitling shareholders to withdraw from an issue by returning their shares to the issuer upon the creation of preferred shares such as the Series A Shares (preferred voting rights) or the Series B Shares (preferred dividend rights). If exercised, such withdrawal right is set at a price equal to the weighted average trading price over the two-month period prior to the date of the shareholder meeting approving the issuance of preferred shares. In November 1996, withdrawal rights were exercised as to 15,458,517 Common Shares for which Andina paid Ch$41,037 million (US$89.8 million). As required under Chilean law, Andina held the repurchased shares of Common Stock (subsequently reclassified as Series A Shares and Series B Shares) as treasury stock with neither voting nor economic rights for 12 months. During 1997, the Company canceled such shares and reduced shareholders' equity accordingly.

Item 15.  [RESERVED]

Item 16.  [RESERVED]


                                   PART III

Item 17.  FINANCIAL STATEMENTS

     The Company's financial statements have been prepared in accordance with
Item 18 hereof.

Item 18.  FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

Item 19.  FINANCIAL STATEMENTS AND EXHIBITS

     See Exhibit Index for a complete list of Financial Statements and Exhibits.

                                   SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                       EMBOTELLADORA ANDINA S.A.
                       (ANDINA BOTTLING COMPANY)


                       /s/ Andres Olivos
                       --------------------------------------------
                       Andres Olivos
                       Chief Financial Officer


Date: June 28, 2002

                           (ANDINA BOTTLING COMPANY)
                      INDEX TO ANNUAL REPORT ON FORM 20-F

                                                                          Page

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........  5

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE........................  5

Item 3.    KEY INFORMATION................................................  5

Item 4.    INFORMATION ON THE COMPANY..................................... 18

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS................... 52

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................... 67

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............. 74

Item 8.    FINANCIAL INFORMATION.......................................... 78

Item 9.    THE OFFER AND LISTING.......................................... 80

Item 10.   ADDITIONAL INFORMATION......................................... 84

Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....101

Item 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........102

Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................103

Item 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS..........................................103

Item 15.   [RESERVED].....................................................103

Item 16.   [RESERVED].....................................................103

Item 17.   FINANCIAL STATEMENTS...........................................103

Item 18.   FINANCIAL STATEMENTS...........................................103

Item 19.   FINANCIAL STATEMENTS AND EXHIBITS..............................103

                                 EXHIBIT INDEX

Exhibit No.   Document

1. Consolidated Financial Statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 together with the Reports of Independent Accountants for Cristalerias de Chile S.A. and Subsidiaries

2.            List of Cristalerias Subsidiaries