Form 20-F/A
period 2001-12-31
ANDINA BOTTLING CO INC
filed 2002-07-03
CIK 925261

================================================================================

                                 United States
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                   FORM 20-F
(Mark One)

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR
/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2001

                                      OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from
     ________________________ to ______________________

                        Commission file number 33-80138

                           Embotelladora Andina S.A.
            (Exact name of Registrant as specified in its charter)

                            Andina Bottling Company
               (Translation of the Registrant's name in English)

                             The Republic of Chile
                         (State or other jurisdiction
                       of incorporation or organization)
                      Avenida Andres Bello 2687, Piso 20
                                  Las Condes
                                Santiago, Chile
                                (562) 338-0520
         (Address and telephone number of principal executive offices) Securities registered or to be registered pursuant to Section 12(b) of the
Act:
  Title of each class                Name of each exchange on which registered
    Series A Shares, Series B shares           New York Stock Exchange
    of Registrant represented by
    American Depositary Shares,
    Debt Securities

Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

                        -------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
     Common Stock, with no par value: 12/31/01.

                        -------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                            /X/ Yes          / / No
Indicate by check mark which financial statement item the registrant has elected to follow.
                           / /  Item 17      /X/ Item 18
===============================================================================

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



                                EMBOTELLADORA ANDINA S.A.
                                (ANDINA BOTTLING COMPANY)


                                /s/ Andres Olivos
                                --------------------------------------------
                                Andres Olivos
                                Chief Financial Officer


Date: July 3, 2002

                                 EXHIBIT INDEX

Exhibit No.         Document

1. Consolidated Financial Statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 together with the Reports of Independent Accountants for Embotelladora Andina S.A. and Subsidiaries

2.                  List of Embotelladora Andina S.A. Subsidiaries