Form 20-F
period 2002-12-31
ANDINA BOTTLING CO INC
filed 2003-07-15
CIK 925261

United States
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                   FORM 20-F


/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2002

                                      OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from
     ________________________ to ______________________

                        Commission file number 33-80138
                           Embotelladora Andina S.A.
            (Exact name of Registrant as specified in its charter)
                            Andina Bottling Company
               (Translation of the Registrant's name in English)
                             The Republic of Chile
                (Jurisdiction of incorporation or organization)
                      Avenida Andres Bello 2687, Piso 20
                                  Las Condes
                                Santiago, Chile
                                +56-2-338-0520
                   (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the
Act:

Title of each class                  Name of each exchange on which registered
  Series A Shares, Series B shares             New York Stock Exchange
  of Registrant represented by American
  Depositary Shares, Debt Securities           New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
                                  ----------
The number of outstanding shares of the issuer's stock as of December 31, 2002 was 760,274,542.
                                  ----------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         /X/  Yes           / /  No

Indicate by check mark which financial statement item the registrant has elected to follow.

                         / /  Item 17       /X/  Item 18

(ANDINA BOTTLING COMPANY) INDEX TO ANNUAL REPORT ON FORM 20-F

                                                                           Page

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............7
Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE...........................7
Item 3.    KEY INFORMATION...................................................7
Item 4.     INFORMATION ON THE COMPANY......................................25
Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................57
Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................73
Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................83
Item 8.    FINANCIAL INFORMATION............................................89
Item 9.    THE OFFER AND LISTING............................................91
Item 10.   ADDITIONAL INFORMATION...........................................94
Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......111
Item 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........112
Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................112
Item 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS.............................................112
Item 15.   DISCLOSURE CONTROL AND PROCEDURES...............................112
Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT................................113
Item 16B.  CODE OF ETHICS..................................................113
Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................113
Item 17.   FINANCIAL STATEMENTS............................................113
Item 18.   FINANCIAL STATEMENTS............................................113
Item 19.   EXHIBITS........................................................113

                                 INTRODUCTION

     Unless the context otherwise requires, as used in this annual report on Form 20-F:

o    the "Company" means Andina and its consolidated subsidiaries;

o    "Andina" means Embotelladora Andina S.A.;

o "Refrescos" means the Company's subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

o    "Edasa" means the Company's subsidiary, Embotelladora del Atlantico S.A.;

o    "Envases CMF" means the Company's affiliate, Envases CMF S.A.;

o    "Vital" means the Company's subsidiary, Vital S.A.;

o    "Multipack" means the Company's subsidiary, Envases Multipack S.A.; and

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

o the "Brazilian territory" means the municipality of Rio de Janeiro, Espirito Santo, the southern part of Minas Gerais, Brazil and portions of the neighboring areas of Itaguai, Mangaratiba, Duque de Caxias and Sao Joao de Meriti, Niteroi, Itambi, Campos, Gobernador, Valadares y Cariacica; and,

o the "Argentine territory" means the provinces of Cordoba, Mendoza, San Juan, San Luis, Entre Rios, Buenos Aires (San Nicolas and Ramallo, but excluding the Federal capital) and most of Santa Fe, Argentina.

            PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     Unless otherwise specified, references herein to "dollars," "U.S. dollars" or "US$" are to United States dollars; references to "pesos," "Chilean pesos" or "Ch$" are to Chilean pesos; references to "UF" are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month; and references to "real" or "reals" or "R$" are to Brazilian reals. Certain percentages and amounts contained herein have been rounded for ease of presentation.

     Included elsewhere in this annual report are our audited consolidated balance sheets at December 31, 2001 and 2002 and the related audited consolidated statements of income and of cash flows for the three years in the period ended December 31, 2002 that we refer to as the "Consolidated Financial Statements," and which have been prepared in accordance with generally accepted accounting principles in Chile, or "Chilean GAAP." Our consolidated financial results include the results of our subsidiaries located outside Chile, principally in Brazil and Argentina, which in the aggregate accounted for 50% of our total assets, 53% of our net sales and 13% of our operating income at and for the year ended December 31, 2002. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP and, for purposes of local taxation, in accordance with the generally accepted accounting principles in their country of incorporation. Our Consolidated Financial Statements reflect the Chilean GAAP results of our subsidiaries outside Chile translated into Chilean pesos. On January 1, 1998, the results of our non-Chilean subsidiaries once again began stating their results in U.S. dollars prior to their translation into Chilean pesos at the year-end exchange rate. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which recognized. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos (which factors in the purchasing power of the Chilean peso) of December 31, 2002. See Notes 1(b) and 23(a) and
(b) of the notes to the Consolidated Financial Statements.

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under "Item 3. Key Information--Exchange Rates") reported by the Banco Central de Chile (the "Central Bank") for December 31, 2002, which was Ch$718.61=US$1.00. The Observed Exchange Rate for May 30, 2003 was Ch$714.10=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.

                                  ----------

     As used in this annual report:

o "unit case" or "UC" means 192 ounces of finished beverage (24 eight-ounce servings) or, when applied to concentrate and post-mix syrup, means the volume of concentrate or post-mix syrup which is required to produce 192 ounces of finished soft drink beverage;

o    one kilogram = 2.2 pounds, one ton (metric ton) = 2,204.6 pounds;

o    one hectare = 2.47 acres, one kilometer = 0.6214 miles; and

o    one meter = 1.0936 yards.

          The term "Coca-Cola Soft Drinks":

o when used in connection with our Chilean operations, refers to products bearing the labels

        >> Coca-Cola
        >> Coca-Cola Light
        >> Fanta Naranja
        >> Fanta Durazno
        >> Fanta Pina
        >> Fanta Light
        >> Sprite
        >> Sprite Light
        >> Quatro
        >> NordicMist Ginger Ale
        >> NordicMist Tonica
        >> Tai
        >> Lift
        >> Kapo Action

o when used in connection with our Brazilian operations, refers to products bearing the labels

        >> Coca-Cola
        >> Coca-Cola Light
        >> Fanta Laranja
        >> Fanta Laranja Light
        >> Fanta Uva
        >> Fanta Uva Light
        >> Fanta Manzana
        >> Fanta Citrus
        >> Fanta Limon
        >> Sprite
        >> Diet Sprite
        >> Guarana Tai
        >> Guarana Kuat
        >> Guarana Kuat Light
        >> Schweppes Club Soda
        >> Schweppes Tonica
        >> Schweppes Citrus

o when used in connection with our Argentine operations, refers to products bearing the labels

        >> Coca-Cola
        >> Coca-Cola Light

        >> Fanta Naranja
        >> Fanta Tonica
        >> Fanta Limon
        >> Fanta Manzana
        >> Fanta Pomelo
        >> Sprite
        >> Diet Sprite
        >> Quatro Pomelo
        >> Quatro Limonada
        >> Schweppes Tonica
        >> Schweppes Citrus
        >> Schweppes Ginger Ale
        >> Tai Lima-Limon
        >> Tai Naranja
        >> Crush Lima-Limon
        >> Crush Naranja
        >> Crush Pomelo Rosado

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

               DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     This annual report contains or incorporates by reference statements that constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

     You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this Form to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

                                  MARKET DATA

     Market data used throughout this annual report were derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data herein (including percentage amounts) may not sum due to rounding.

                                    PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

Item 3.  KEY INFORMATION

Selected Financial Data

     The following table presents selected consolidated and other financial and operating information for the Company at the dates and for the periods indicated. The selected financial information at December 31, 2000, 2001 and 2002 and for each of the three years in the period ended December 31, 2002, has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to the Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report. Our Consolidated Financial Statements were audited by PricewaterhouseCoopers, independent accountants and are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 23 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates covered thereby.

     Our consolidated financial results include the results of subsidiaries located outside Chile, principally in Brazil and Argentina, which, in the aggregate accounted for 50% of our total assets, 53% of our net sales and 13% of our operating income at and for the year ended December 31, 2002. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP as well as, for purposes of local taxation, in accordance with the generally accepted accounting principles in their country of incorporation. The Consolidated Financial Statements reflect the results of our subsidiaries outside Chile translated into Chilean pesos and presented in Chilean GAAP.

     Since January 1, 1998, our subsidiaries outside Chile have been stating their results in U.S. dollars prior to translation into Chilean pesos at period end. When translating to U.S. dollars, Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities and shareholders' equity to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which it is recognized. As required by Chilean GAAP, our financial statements are adjusted to reflect changes in purchasing power of the Chilean peso resulting from inflation. These changes are based on the Chilean consumer price index measured from December 1 to November 30 of each year. Unless otherwise specified, our financial data is presented in this annual report in constant Chilean pesos (which takes into consideration purchasing power of the Chilean peso) of December 31, 2002. See Notes 1(b) and 23(a) and (b) of the notes to the Consolidated Financial Statements.

     The Company experienced a decrease in net sales of 19.8% in 2002 compared to 2001. See "Item 5. Operating and Financial Review and Prospects--Factors Affecting Comparability."

                                                                      Year ended December 31,
                                      -----------------------------------------------------------------------------------------
                                      1998             1999             2000            2001             2002           2002(1)
                                      ----             ----             ----            ----             ----           -------
                                (in millions of constant Ch$ of December 31, 2000 and US$, except for ratios and per share data)(1)
Income Statement Data
Chilean GAAP:
  Net sales.................      Ch$  470,338    Ch$  428,545     Ch$  472,608     Ch$  496,385    Ch$  398,242       US$   554
  Cost of sales.............          (276,336)       (266,990)        (286,013)        (310,661)       (262,166)           (365)
  Administrative and
    selling expenses........          (134,948)       (120,502)        (128,358)        (128,223)        (94,554)           (132)
                                  ------------    ------------     ------------     ------------    ------------       ---------
  Operating income..........      Ch$   59,054    Ch$   41,053     Ch$   58,237     Ch$   57,501    Ch$   41,522       US$    58

  Non-operating income
    (expense), net..........      Ch$    8,897    Ch$     (572)    Ch$  (16,293)    Ch$   (4,958)   Ch$    8,002       US$    11
  Taxes and minority
    interest................           (12,860)         (5,594)          (2,003)          (7,449)         (8,508)            (12)
  Amortization of goodwill..            (4,273)         (4,651)          (6,490)         (11,034)         (7,995)            (11)
                                  ------------    ------------     ------------     ------------    ------------       ---------
  Net income................      Ch$   50,818    Ch$   30,235     Ch$   33,451     Ch$   34,059    Ch$   33,021       US$    46
                                  ============    ============     ============     ============    ============       =========

U.S. GAAP:
  Net income................      Ch$   49,368    Ch$   28,820     Ch$   36,033     Ch$   10,526    Ch$   41,965       US$    58

Total number of shares:
  Series A..................       380,137,271     380,137,271      380,137,271      380,137,271     380,137,271              --
  Series B..................       380,137,271     380,137,271      380,137,271      380,137,271     380,137,271              --
Total Dividends declared per
  shares:
  Series A..................      Ch$    7,223    Ch$    9,123     Ch$   32,844     Ch$   27,446    Ch$   27,446       US$    38
  Series B (Series A + 10%).      Ch$    7,945    Ch$   10,036     Ch$   36,128     Ch$   30,191    Ch$   30,191       US$    42

Balance Sheet Data
 Chilean GAAP:
  Total assets..............      Ch$  733,438    Ch$  768,032     Ch$  696,845     Ch$  710,406    Ch$  670,628       US$   933
  Short-term debt(2)........             9,035          15,480           19,753           23,096          17,036              24
  Long-term debt............           192,343         208,903          167,574          208,391         196,269             273
  Total shareholders' equity           398,508         435,743          402,652          383,255         369,125             514

U.S. GAAP:
  Total shareholders' equity      Ch$  379,339    Ch$  415,574     Ch$  385,307     Ch$  367,323    Ch$  357,191       US$   497

Other Financial Information
Chilean GAAP:
  Cash flows from operating
    activities..............      Ch$   89,213    Ch$   72,728     Ch$   98,247     Ch$   92,235    Ch$   98,306       US$   137
  Depreciation..............            37,975          43,730           43,033           41,928          40,268              56
  Capital expenditures......            54,975          35,875           22,919           22,197          23,841              33
  Ratio of total debt to
    total capitalization(3).              0.33            0.33             0.32             0.38            0.37              --
  EBITDA(4).................      Ch$   97,030    Ch$   84,783     Ch$  101,270     Ch$   99,429    Ch$   81,790       US$   114
  Ratio of EBITDA to
    financial expenses(5)...               5.8             4.5              4.7              3.3             4.0              --
Net income per share:
  Series A..................      Ch$     63.66   Ch$     37.88    Ch$     41.90    Ch$     42.67   Ch$     41.37      Ch$  0.06
  Series B..................              70.02           41.66            46.09            46.93           45.50           0.06
Net income per ADS..........             401.00          238.60           264.00           268.80          260.60           0.36

Other Operating Data
  Sales volume of Coca-Cola
    Soft Drinks(6)..........             243.8UCs        243.7 UCs        284.1 UCs        311.1 UCs       301.8 UCs          --
  Sales volume of Other
    Beverages(6)(7).........              25.8            24.4             25.8             27.9            26.0              --
-------------

                                                       (footnotes on next page)

(1) Amounts stated as constant Chilean pesos are adjusted to reflect changes in purchasing power of the Chilean peso, as indicated by the consumer price index measured from December 1 to November 30 of each year. See Notes 1(b) and 23(a) and (b) of the notes to the Consolidated Financial Statements. Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$718.61 per US$1.00, the Observed Exchange Rate on December 31, 2002. See "Item 3. Key Information--Exchange Rates."
(2) Includes short-term bank liabilities and the portion of long-term bank liabilities and bonds currently payable.
(3) Total debt is calculated as the sum of Short-term and Long-term debt. Total capitalization is calculated as the sum of total debt, minority interest and total shareholders' equity. Shareholders' equity under U.S. GAAP differs from Chilean GAAP primarily in the treatment of the shares repurchased by Andina pursuant to the statutory withdrawal rights, the valuation of the Common Stock purchased by The Coca-Cola Company in December 1996, the accounting for deferred income taxes, revaluation and depreciation of certain property, plant and equipment on the basis of technical appraisal, different goodwill amounts and differences in amortization, difference in accounting for accumulated translation adjustment of foreign investments, difference in joint venture accounting and the treatment of payment of minimum dividends. See Note 23(o) of the notes to the Consolidated Financial Statements.
(4) EBITDA is calculated by adding depreciation to operating income. Since amortization is not an operating expense under Chilean GAAP, it has not been added back to operating income for purposes of this calculation. EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is not a Chilean GAAP-based measure of liquidity or performance. Our management believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance, or as an alternative to cash flow as a measure of liquidity.
(5) Financial expenses include amortization of bond discounts and issue costs.
(6)      UCs in millions.
(7) Includes juices and mineral water (in Chile and Argentina) and beer, juices and mineral water (in Brazil).

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

     Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market and its predecessor, the "Unofficial Market," reflect the supply and demand for foreign currencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On December 31, 2002, the average exchange rate in the Informal Exchange Market was 0.8% higher than the published Observed Exchange Rate of Ch$718.61 per U.S. dollar.

     The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 1998 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.


                                                                          Daily Observed Exchange Rate Ch$ per US$(1)
                                                                 ------------------------------------------------------------
Year                                                             Low(2)          High(2)         Average(3)        Period End
----                                                             ------          -------         ----------        ----------
1998.................................................       Ch$  439.18      Ch$  475.41       Ch$  460.29        Ch$  472.41
1999.................................................            468.69           550.93            508.78             530.07
2000.................................................            501.04           580.37            539.49             573.65
2001.................................................            557.13           716.62            630.12             654.79
2002.................................................            641.75           756.56            689.24             718.61

Month
-----
December 2002........................................            692.94           718.61            701.95             718.61
January 2003.........................................            709.22           738.87            722.48             736.15
February 2003........................................            733.10           755.26            745.21             750.28
March 2003...........................................            725.79           758.21            743.28             731.56
April 2003...........................................            705.32           731.56            718.25             704.42
May 2003.............................................            694.22           714.10            703.58             714.10

--------------------
Source: Central Bank.
(1)  Nominal Figures.
(2) Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3) The average of, with respect to annual periods, the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.


The Observed Exchange Rate on May 30, 2003 was Ch$ 714.10 = US$1.00.

RISK FACTORS

     Our investors should carefully consider, in light of their own financial circumstances and investment objectives, all the information set forth herein and, in particular, should evaluate the following risk factors.

Risks Relating to the Company

     We rely heavily on our relationship with The Coca-Cola Company which has substantial influence over our business operations

     Approximately 86% of our net sales in 2002 were derived from the distribution of Coca-Cola Soft Drinks. Additionally, 10% of our net sales in 2002 were derived from the distribution of non-soft drink beverages bearing trademarks owned by the The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries, and, in each case, the local subsidiary of The Coca-Cola Company or, in the case of fruit juices and nectars, The Minute Maid Company. The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business through its rights under the Bottler Agreements (as defined in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Bottler Agreements").

     Under the Bottler Agreements, The Coca-Cola Company unilaterally and at its discretion sets the prices for Coca-Cola Soft Drink concentrates and the Coca-Cola beverages (in the case of soft drinks pre-mixed by The Coca-Cola Company) sold to us. The Coca-Cola Company also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by The Coca-Cola Company. Pursuant to the Bottler Agreements, we are required to submit a business plan to The Coca-Cola Company for prior approval. In accordance with the Bottler Agreements, The Coca-Cola Company may, among other things, require that we demonstrate financial ability to meet our business plan and may terminate our rights to produce, market and distribute Coca-Cola Soft Drinks or other Coca-Cola beverages in territories with respect to which such approval is withheld. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of Coca-Cola Soft Drinks or other Coca-Cola beverages.

     We depend on The Coca-Cola Company to renew the Bottler Agreements which are subject to termination by The Coca-Cola Company in the event we default or upon expiration in accordance with their respective terms. We cannot assure you that the Bottler Agreements will be renewed or extended upon their expiration, and even if they are renewed, there is no assurance that renewal will be granted on the same terms as those currently in force. Termination, non-extension or non-renewal of any of the Bottler Agreements would have a material adverse effect on our business, financial condition and results of operation.

     In addition, any acquisition we make of bottlers of Coca-Cola products in other countries may require, among other things, the consent of The Coca-Cola Company under bottler agreements entered into with such other bottlers. We cannot assure you that The Coca-Cola Company will consent to any future geographic expansion of our Coca-Cola beverage business. In addition, we cannot assure you that our relationship with The Coca-Cola Company will not undergo significant changes in the future. If such changes do occur, our operations, and financial results and condition could be materially affected.

     We are engaged in a highly competitive business that is subject to price competition and that may impact our net profits and margins

     The soft drink and non-alcoholic beverage businesses are highly competitive in each of our franchise territories where we compete with, among others, bottlers of PepsiCo, Inc. ("PepsiCo") as well as bottlers of regional brands. Our beverage products also compete generally with, among others, bottlers of other non-alcoholic beverages. Although our management believes that we are well positioned to meet our objective of increasing sales volume at acceptable levels in the Chilean territory, competition is expected to continue, and we cannot assure you that such competition will not intensify in the future which could materially and adversely affect the Company's results of operations. See "Item 4. Information on the Company--Part B. Business Overview--Soft Drink Business--Competition."

     The intense price competition that is characteristic of the Rio de Janeiro beverage market has adversely affected our results of operations in the Brazilian territory in previous periods and is expected to continue to adversely affect our results of operations in the future. While we engage in extensive marketing to establish brand differentiation and loyalty, we cannot assure you that such marketing efforts will be sufficient to maintain or increase our Refrescos subsidiary's current sales volume or market share or that such efforts will not be countered aggressively by the efforts of our competitors, resulting in a drop in either or both of the Company's sales or market share in Brazil. See "Item 4. Information on the Company--Part B. Business Overview--Soft Drink Business--Competition."

     The Argentine soft drink territory is highly competitive, and brand loyalty and consumer preferences, particularly in our Argentine territory, are less well defined. While our Argentine subsidiaries engage in extensive marketing to establish brand differentiation and loyalty, there can be no assurances that our competitors will not increase the amount or effectiveness of their marketing, which would result in a drop in either or both of our sales or market share in Argentina. We cannot assure you that price competition will not become more aggressive, which could adversely affect our margins and earnings levels. See "Item 4. Information on the Company--Part B. Business Overview--Soft Drink Business--Competition." During 2002 and the first quarter of 2003 we implemented price increases to offset the impact of the devaluation of the Argentine peso. We cannot assure you that we will be able to continue to raise prices (given factors such as competitive pressures and consumer demand), which would adversely affect our financial results.

     Raw material prices may be subject to U.S. dollar/local currency exchange risk which could increase our costs of operations

     Numerous raw materials, including sugar, resin, and aluminum, are used in producing beverages and containers. We purchase raw materials from both domestic and international suppliers. See "Item 4. Information on the Company--Part B. Business Overview--Raw Materials and Supplies." Because we are often required to purchase raw materials in the international markets using U.S. Dollars, we are subject to local currency risk in each of our operations. If the Chilean peso, Brazilian real or Argentine peso were to continue to depreciate against the U.S. Dollar, the cost of certain raw materials could rise significantly, which, in turn, could adversely affect our net income. We cannot assure you that these currencies will not lose value against the U.S. Dollar in the future.

     The effect of future acquisitions is uncertain which could limit our growth in future periods

     In recent years, we have expanded by acquiring interests in bottlers in Argentina and Brazil. Our business strategy includes plans for future expansion within Latin America. Newly acquired bottlers, however, may not ever operate profitably and may lack the resources to fund appropriate levels of maintenance and improvements. Any acquisition is generally subject to the availability of other Coca-Cola bottlers for acquisition and to the approval of The Coca-Cola Company under the Bottler Agreements with such bottlers. There can be no assurance that we will be successful in acquiring other bottlers or that, if we successfully acquire one or more such businesses, we will be able to operate such businesses profitably.

     Supply of utility services may be impaired

     In the countries where we operate, our operations are highly dependant on a stable supply of utilities and fuel. Given recent instability, especially in Argentina, there can be no assurances that continued institutional instability will not impair our ability to procure required utility services or fuel in the future which could adversely impact the Company's results or operations.

     It may be difficult to enforce civil liabilities against us or our directors, executive officers or controlling persons.

     We are a sociedad anonima, or stock corporation, organized under the laws of Chile. Some of our directors, executive officers and controlling persons reside in Chile or outside of the United States. In addition, all or a substantial portion of the assets of these persons and of our assets are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them in U.S. courts judgments predicated upon civil liability provisions of the federal securities laws of the United States or otherwise obtained in U.S. courts. Because our assets are located outside of the United States, any judgment obtained in the United States against us may not be fully collectible in the United States.

Risks Relating to Chile

     Our business is dependent on economic conditions in Chile

     Approximately 50% of our assets and 47% of our net sales in 2002 were in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing from time to time in Chile. Although the Chilean economy grew every year between 1984 and 1997, in 1998 this trend slowed significantly. According to data published by the Central Bank, the Chilean economy contracted at a rate of 0.8% in 1999; and resumed its growth at a rate of 4.2% in 2000, 3.1% in 2001, and 2.1% in 2002.

     Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

o the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

o    other political or economic developments in or affecting Chile; and

o    regulatory changes or administrative practices of Chilean authorities.

     Chile is suffering from generalized risk-aversion as a result of Argentina's crisis, uncertainty about the measures that are expected to be adopted by both the recently elected president in Brazil, Luiz Inacio Da Silva, and the recently elected president in Argentina, Nestor Kirchner, and doubts about the sustainability of the global economic recovery.

     Inflation in Chile may disrupt our business and have an adverse effect on our financial conditions and results of operations

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the CPI and as reported by the Chilean National Institute of Statistics) in 2000, 2001, and 2002 were 4.5%, 2.6% and 2.8%, respectively. We cannot assure you that Chilean inflation will not increase significantly.

     The Chilean peso is subject to depreciation and volatility which could adversely effect the value of an investment in our securities

     The Chilean government's economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our operations and financial results and the dollar value of an investor's return on an investment in our securities. The peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the period from December 31, 1997 to December 31, 2002, the value of the peso relative to the U.S. dollar decreased approximately 63.6% in nominal terms (without adjusting for inflation) and decreased 45.5% in real terms (adjusting for inflation), based on the Observed Exchange Rates for U.S. dollars on December 31, 1997 and December 31, 2002. See "Item 3. Key Information--Exchange Rates."

     The Shares are traded in pesos on the Chilean Stock Exchanges. Cash distributions with respect to the Shares will be received in pesos by the depositary (currently the Bank of New York (as depositary for the Series A and Series B Shares represented by the Series A and Series B ADSs), the "Depositary") which will convert such pesos to U.S. dollars at the then prevailing exchange rate to make U.S. dollar payments in respect of the ADSs. If the value of the peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the Depositary would be adversely affected. In addition, the Depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADRs. See "Item 3. Key Information--Exchange Rates."

     Exchange controls and withholding taxes in Chile may limit repatriation of your investment

     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of the investments and earnings there. The ADSs are governed by an Agreement among the Depositary, Andina, and the Central Bank (the "Foreign Investment Agreement"). The Foreign Investment Agreement grants the Depositary and the holders of the ADRs access to Chile's Mercado Cambiario Formal (the "Formal Exchange Market"), permits the Depositary to remit dividends it receives from the Company to the holders of ADSs and permits the holders of ADSs to repatriate the proceeds of the sale of Shares withdrawn from the ADR facility, thereby enabling them to acquire on more favorable terms currencies necessary to repatriate investments in the Shares and earnings therefrom. See "--Exchange Rates." Pursuant to current Chilean law, the Foreign Investment Agreement may not be amended unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Agreement may not be voided by future legislative changes.

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

Risks Relating to Brazil

     Our business is dependent on economic conditions in Brazil which are subject to volatility

     Approximately 29% of our assets and 36% of our net sales in 2002 were in Brazil. Because demand for soft drinks and beverages products usually is correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing from time to time in Brazil.

     Historically, the Brazilian government has changed monetary, credit, tariff, and other policies to influence the course of Brazil's economy. Such government actions have included wage and price controls as well as other measures such as freezing bank accounts, imposing exchange controls and inhibiting imports and exports. Changes in policy and other political and economic developments could adversely affect the Brazilian economy and have a material adverse effect on our business, financial condition and results of operations. The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. For example, the Brazilian government in the past has imposed certain domestic price controls on certain products, including price controls on soft drinks and beer. Actions of the Brazilian government in the future could have a significant effect on economic conditions in Brazil, which could adversely affect private sector companies such as Refrescos, and thus, could adversely affect us.

     Brazil's President, Luiz Inacio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. We cannot predict the effect that the policies of the Lula administration may have on Brazilian economic conditions or on our financial condition or results of operations. The Lula administration has announced that it expects to implement reforms in the Brazilian social security and welfare systems to address underfunding and in Brazil's tax and bankruptcy laws. To date, no significant legislative or regulatory changes have been made by the Brazilian government. Future developments or non-developments in the Brazilian economy and government policies may adversely affect our business, financial condition and results of operations.

     Inflation in Brazil may adversely affect the operations of Refrescos which could adversely impact our net income and results of operations

     Brazil has experienced high and generally unpredictable rates of inflation for many years. Inflation itself, as well as the governmental efforts to combat inflation, has had significant negative effects on the Brazilian economy in general. Inflation, action taken to combat inflation and public speculation about possible future action has also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     As measured by the Indice Nacional de Precos au Consumidor (the "INPC"), inflation in Brazil was 6.0%, 7.7% and 2.5% in 2000, 2001 and 2002, respectively. Inflation, government efforts to control inflation, and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the economy of Brazil and on the Company's operations in Brazil. High levels of inflation in the past have resulted in reduced consumer purchasing power and lower sales volumes for our subsidiary Refrescos. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations.

     The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

     Brazil's rate of inflation and the government's actions to combat inflation have also affected the relationship of the value of Brazil's currency to the value of the U.S. dollar. Historically, Brazil's currency was frequently devalued in relation to the U.S. dollar: 8.5%, 15.7% and 34.3% in 2000, 2001 and 2002, respectively. There can be no assurance that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiaries could be adversely affected.

     The Brazilian government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividend or other payment we receive

     Brazilian law guarantees foreign shareholders of Brazilian companies the right to repatriate their invested capital and to receive all dividends in foreign currency provided that their investment is registered with the Banco Central do Brazil (the "Central Bank of Brazil"). The Company registered its investment in Refrescos with the Central Bank of Brazil on October 19, 1995. Although dividend payments related to profits obtained subsequent to January 1, 1996 are not subject to income tax, after the sum of repatriated capital and invested capital exceeds the investment amount registered with the Central Bank of Brazil, repatriated capital is subject to a capital gains tax of 15%. Under current Chilean tax law, we will realize a tax credit in respect of all Brazilian taxes paid relating to Refrescos. There can be no assurance that the Brazilian government will not impose additional restrictions or modify existing regulations that would have an adverse effect on an investor's ability to repatriate funds from Brazil nor can there be any assurance of the timing or duration of such restrictions, if imposed in the future.

Risks Relating to Argentina

     Our Business is dependent on economic conditions in Argentina which have deteriorated significantly

     Approximately 21% of our assets and 17% of our net sales in 2002 were from Argentina. Because demand for soft drinks and beverages products usually is correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations in Argentina to a considerable extent are dependent upon political and economic conditions prevailing from time to time in Argentina. During the past year, the Argentine economy has deteriorated significantly, we cannot assure you that economic conditions will improve any time in the near future.

     Recent political and economic instability has paralyzed financial activities

     In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product or GDP to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando de la Rua was confronted with the challenges of dealing with Argentina's enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The de la Rua administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. GDP contracted by 0.8% in 2000, 4.4% in 2001 and an estimated 10.9% in 2002, according to data published by the Instituto Nacional de Estadisticas y Censos (INDEC). As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector's creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country's economic future led to massive withdrawals of deposits and capital flight.

     On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando de la Rua resigned in the midst of an escalating political, social and economic crisis. After a succession of interim presidents over the course of ten days, on January 1, 2002, at a joint session of Congress, Eduardo Duhalde was appointed to complete President de la Rua's term that expired in December 2003.

     During his term, President Duhalde and the Argentine government undertook a number of far-reaching initiatives including:

o ratifying the suspension of payment of certain of Argentina's sovereign debt;

o    ending the one-to-one peso-dollar parity that had been in place since
     1991;

o converting (i) certain U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate, (ii) certain U.S. dollar-denominated public sector debts into peso-denominated assets at an exchange rate of AR$1.40 per US$1.00 and (iii) U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of AR$1.40 per US$1.00;

o restructuring bank deposits and maintaining restrictions on bank withdrawals;

o enacting an amendment to the Central Bank's charter to (i) allow it to print currency in excess of the amount of foreign reserves it holds, (ii) make short-term advances to the federal government and (iii) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

o imposing restrictions on transfers of funds abroad and requiring that payments on financial transactions be approved by the Central Bank;

o tightening foreign exchange controls, thereby preventing local debtors from complying with their foreign debt payments; and

o    enacting amendments to the bankruptcy law to protect debtors.

     An increase in the level of protests and violence in June 2002 led President Duhalde to announce his decision to resign effective May 25, 2003 and to call for early presidential elections. Presidential elections were held on April 27, 2003. The Peronists Carlos Menem and Nestor Kirchner were the first and second place finishers in the first round of voting but neither received the majority of the vote necessary to avoid a runoff. On May 14, 2003, Carlos Menem dropped out of the running and the runoff election was cancelled. As a result, Nestor Kirchner was named president for a four-year and six months term and inaugurated on May 25, 2003 based on receipt of only 22% of the popular election in the first round of scheduled voting. It is premature at this time to know what policies the new Argentine president will seek to implement and to what extent they will be consistent with those of the Duhalde administration. We cannot assure you that the Kirschner government will support policies favorable to us.

     The rapid and radical nature of the changes in the Argentine social, political, economic and legal environment since 1998 and the absence of a clear political consensus in favor of any particular set of economic policies have created an atmosphere of uncertainty and lack of confidence in the financial and public sector. The absence of a runoff vote in the recent presidential race resulted in the election of a president without a mandate from a majority of voters. There can be no assurance that the lack of such a mandate will not increase political uncertainty or impede the ability of the new administration to formulate and execute effective policies.

     During the first quarter of 2003, some economic indicators of the Argentine economy began to stabilize. GDP growth during the first quarter of 2003 is estimated at 1.8%. Inflation has also stabilized as the peso has strengthened versus the U.S. dollar. Nevertheless this modest growth and partial stabilization are recent developments and may not be sustainable. These developments must be viewed against the significant declines preceding this year and against the substantial continuing uncertainties in the special economic and legal environment. We cannot assure you that the economy will not deteriorate quickly.

     Argentina's insolvency and default on its public sector debt has deepened and may prolong the current crisis

     As a result of its growing fiscal deficit, Argentina's ability in the short-term to stimulate economic growth, appease social unrest and repay its debt may depend on external financial assistance.

Due to failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund, or IMF, suspended further disbursements. This decision deepened the economic and political crisis.

     On December 23, 2001, then interim President Rodriguez Saa declared the suspension of debt payments on Argentina's total sovereign debt of approximately US$144.5 billion as of December 31, 2001. On January 2, 2002, then President Duhalde ratified that decision in regard to the portion of that debt owed to foreign private holders (approximately US$48 billion). The principal international rating agencies subsequently downgraded the rating of Argentina's sovereign debt.

     In November 2002, Argentina missed certain payments becoming due to the World Bank and put itself on the brink of a formal default with the multilateral bank. In January 2002, former President Duhalde initiated talks with the IMF and on January 24, 2003, the IMF approved an eight month Stand by Credit Facility of approximately US$2.98 billion designed to provide transitional financial support through August 31, 2003. This Stand-by Facility replaces Argentina's prior arrangements with the IMF. In addition, the IMF agreed to extend by one year US$3.8 billion dollars in payments Argentina would have been expected to make through August 2003. On March 19, 2003, the IMF made available to Argentina US$307 million under this Stand by Facility granted to Argentina in January. To date the IMF and other multilateral and official sector lenders have indicated that additional amounts of financial assistance will be dependent on the implementation of a sustainable economic program. The IMF, through various pronouncements, indicated that such program should include improving methods of tax collection, reforming intergovernmental tax distributions between the federal government and the provinces, imposing spending controls on the federal and provincial governments, and restructuring the foreign indebtedness on which Argentina has defaulted. President Kirchner and Economy Minister Roberto Lavagna have indicated that they will take a gradualist approach towards the implementation of the policies required by the IMF.

     After taking office, President Kirchner and Economy Minister Lavagna have indicated that Argentina would seek to reach a new agreement with the IMF and to commence active negotiations with creditors to restructure the sovereign debt in default. Both agreements will be difficult to obtain.

     The Argentine government's current insolvency and inability to obtain financing can be expected to affect significantly its ability to implement any reforms and restore sustainable economic growth. This could further undermine the ability to restore economic growth and may result in deeper recession, higher inflation, greater unemployment, and greater social unrest.

     The Argentine government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividends or other payment we receive

     Exchange rate system

     On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange Law (the "Public Emergency Law") which gave up the Argentine peso 1-to-1 peg to the U.S. Dollar, and introduced a double foreign exchange market: a) an "official" market for exports and imports of certain goods, quoting the Dollar at AR$1.40; and b) a "free" market for remaining transactions (the initial free market quote was AR$1.65/1.70 per Dollar). Thereafter, the Government introduced substantial and continuous modifications to this recently implemented foreign exchange regime. The "official" market was discontinued as of February 11, 2002. In December 2001, the executive branch foreshadowed the undoing of prior Argentine monetary policy by issuing Decree 1570/01, which, among other things, imposed rigid restrictions on currency withdrawals. Decree 214/02 converted all dollar-denominated obligations "in the financial system" and virtually all other such obligations to pesos at a 1-to-1 or 1-to-1.40 exchange rate. The purchase of foreign currency in excess of US$150,000 per month is subject to approval by the Central Bank. Under the new rules, arguably all currency transfers abroad, including payments to financial creditors, must be previously approved by the Central Bank. In a recent release, the Central Bank exempted from its approval process some remittances abroad. Decree 410/02, established several exceptions to the pesofication ordered by Decree 210/02, Decree 410/02 has, in turn, been modified by decrees 53/2003 and 70/2003.

     The Central Bank issued Communication "A" 3845, dated December 26, 2002, providing that Argentine individuals and companies are authorized to buy up to US$150,000 per month for the purposes of, among other things, (i) real estate investments outside Argentine; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside Argentina by persons domiciled in Argentina; (iv) portfolio investments outside Argentina; and (v) payments of corporate dividends outside Argentina.

     Communication A 3944 issued by the Central Bank on May 6, 2003 relieved several foreign exchange restrictions, such as: eliminated the requirement of Central Bank's previous approval for the repayment of principal of financial indebtedness; extended the term for the repatriation of export proceeds; allowed earlier payments of imports, and increased up to US$ 500,000 (in certain cases this ceiling may even be lifted to a higher amount) the monthly amount that Argentine domiciled individuals or corporations are allowed to purchase and transfer abroad.

     Financial, private and sovereign debt in foreign currency

     Pursuant to Decree 214/02, debts denominated in U.S. dollars or other foreign currencies in the financial system have been converted to pesos at a one-to-one Argentine peso/U.S. Dollar exchange rate or its equivalent in such other currency. To adjust for inflation and thus to avoid the dilution of obligations by the future devaluation of the Argentine peso, Decree 214 announced the use of a "reference coefficient" (the Coeficiente de Estabilizacion de Referencia, or "CER"). The reference coefficient will adjust the obligations for inflation based on changes to the Argentine consumer price index in the preceding month plus interest. This reference coefficient will be determined and specified on a daily basis by the Argentine Central Bank. The Argentine Central Bank has also established maximum interest rates applying to financial credits.

     Agreements between private parties expressed in foreign currency follow the same conversion scheme, although Decree 214/02 authorizes the parties to stipulate an adjustment. Barring an agreement, the parties shall resolve their differences in the courts.

     Contracts entered into after the effective date of Decree 214/02 will not be adjusted by the reference coefficient but may be denominated in foreign currency.

     Additionally, Decree 471/02 converted all dollar denominated sovereign debt subject to Argentine law to Argentine pesos at an exchange rate of AR$1.40 to U.S. $1.00.

     Financial Deposits

     Decree 214/02 converts all dollar denominated deposits to Argentine pesos at an exchange rate of AR$1.40 to U.S.$1.00. The deposits will be released to depositors in accordance with the schedule announced by the government.

     Recently, Decree 905 gives the option to depositors to exchange their deposits for dollar denominated government bonds.

     Valuation of foreign currency receivables and liabilities

     In accordance with Resolution 1/02 of the Professional Council on Economic Sciences of the City of Buenos Aires and (Resolution No. 392 of the National Securities Commission) (Resolution 2/02 of the Superintendence of Corporations), as of December 31, 2001, in financial statements as of December 31, 2002, of Argentine companies, receivables and liabilities denominated in foreign currencies shall be valued at the exchange rate of one peso per U.S.$1.00 or its equivalent in any other foreign currency. The corresponding section of the financial statements shall describe the devaluation of the peso and the effects of the new economic measures. We cannot assure you that the above-referenced laws and decrees will not be modified or eliminated in the future nor can any assurances be given as to the duration of any proposed changes to such laws and decrees, if implemented. There can also be no assurances given as to what future steps the Argentine government will take with respect to foreign exchange rate policies in the future. There can also be no assurances given that the Argentine peso will not continue to lose its value against the U.S. Dollar or any other foreign currency. Any changes in Argentine economic policy or changes in the value of the Argentine peso against foreign currencies may have a material impact on our financial results or operations.

     The Argentine government has exercised, and continues to exercise significant influence over many aspects of the Argentine economy including the soft drink sector on which it imposed excise taxes. Accordingly, Argentine government actions could have a material adverse effect on the Argentine economy and private sector economies, including us and our Argentine subsidiaries.

     Inflation in Argentina may adversely affect the operations of Edasa and Cipet which could adversely impact our net income and results of operations

     Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina's historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Since 1989, the Argentine government has followed a program of reform to reduce the public sector's role in the economy and in 1991 enacted the Convertibility Law, which, among other things, prohibited Argentina's money base from exceeding international reserves. By limiting the Argentine government's ability to expand the money supply, the Convertibility Law and related measures kept inflation at -1.8%, 0.7% and 1.5% in 1999, 2000 and 2001.

     On January 24, 2002, the Argentine government amended the Central Bank's charter to allow it to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit and to provide financial assistance to financial institutions with liquidity problems. Furthermore, the devaluation of the Argentine peso created pressures on the domestic price system that generated inflation in 2002, after several years of price stability, and, in recent years, price deflation. Through

December 31, 2002, the WPI and the consumer price index exhibited cumulative increases of 41% and 118%, respectively. In the first quarter of 2003, the WPI decreased 2% and the CER increased 2%. Although there is considerable concern that significant inflation will continue if the Central Bank prints currency to finance public-sector spending or financial institutions in distress and in the past inflation materially undermined the Argentine economy and the government's ability to create conditions that would engender growth, during 2003 inflation has been under control (and the deflation rate for May 2003 was negative).

     The devaluation of the Argentine peso and accompanying economic policy measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, it is not apparent that the objectives pursued have been achieved. The sustainable success of such measures in the future will depend on the ability of the Argentine government to generate confidence among the local and international financial and business communities. Without such confidence, it is likely that inflation rates will increase significantly, investment and economic activity will contract further, unemployment will increase beyond current levels, tax revenue (excluding inflationary effects) will drop and the fiscal deficit will widen.

     We intend to increase our prices to consumers in line with consumer price index. We cannot assure you that, under competitive pressure, we will be able to realize said price increases, which could therefore adversely impact our financial results.

     The Argentine peso is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

     The Argentine government's economic policies and any future decrease in the value of the Argentine peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Argentine peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

     The Public Emergency Law put an end to more than ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. Since the devaluation of the Argentine peso, the Argentine peso has fluctuated significantly, losing 64.9% of its value, as of May 31, 2003, the Argentine peso has fluctuated significantly, which has had a negative impact on our results:

o    Lower sales volumes due to lack of consumer purchasing power,

o    Lower revenues in U.S. dollar terms and

o Increased U.S. dollar linked costs, which represent approximately 30% of total costs for the Argentine operations.

     We cannot assure you that future polices to be adopted by the Argentine government will be able to control the value of the Argentine peso and therefore, the Argentine peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our financial condition and results of operations. Also, the Argentine government is facing severe fiscal problems as a result of the devaluation of the Argentine peso. As most of the Argentine government's financial liabilities are U.S. dollar-denominated, there has been an increase in the amount of the Argentine government's total debt as a result of the devaluation. Argentine peso-denominated tax revenues constitute the majority of its tax receipts and while inflation has caused tax revenues to increase in nominal terms, they have decreased in U.S. dollar terms. Therefore, the government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Argentine peso. The Argentine government has taken certain steps towards the restructuring of the debt (such as the appointment of Lazard Freres as financial advisor) and has indicated that it intends to offer a proposal to restructure later this year. However, the uncertainty over the timing for the completion of such restructuring has further contributed to the ongoing economic uncertainty in the country

     Given the continuing economic crisis in Argentina and the economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the Argentine peso may further depreciate or appreciate against the U.S. dollar, whether the Argentine government will further modify its monetary policy and what impact any such changes could have on our financial condition and results of operations.

     Future policies will likely significantly affect the economy

     The Argentine government has historically exercised significant influence over the economy. Due to the current Argentine crisis, the Argentine government has promulgated numerous, far-reaching and at times inconsistent laws and regulations affecting the economy. We cannot assure you that laws and regulations currently governing the economy will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations.

     Due to the current social and political crisis, our business in Argentina also entails the following risks:

o civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes;

o expropriation, nationalization and forced renegotiation or modification of existing contracts;

o taxation policies, including royalty and tax increases and retroactive tax claims; and

o changes in laws and policies of the United States affecting foreign trade, taxation and investment.

Risk Factors Relating to the ADSs and the Shares

     Preemptive rights may be unavailable to holders of ADSs

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

     Shareholders' rights are less well defined in Chile than in other jurisdictions, including the United States

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

     The market for our shares may be volatile and illiquid

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile's principal exchange, had a market capitalization of approximately US$49,896 million at December 31, 2002 and an average monthly trading volume of approximately US$287 million for 2002. The ten largest companies in terms of market capitalization represented, at December 31, 2002, approximately 43.9% of the Santiago Stock Exchange's market capitalization. We estimate that during 2002, fewer than 10.4% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 90% or more of the Exchange's trading days.

Item 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company.

General Information

     Our legal name is Embotelladora Andina S.A. We were incorporated and organized on February 7, 1946 under the Chilean Companies Law as a sociedad anonima (stock corporation). An abstract of our bylaws is registered with the Registro de Comercio de Santiago (Public Registry of Commerce of the City of Santiago) under No. 581 on page 768. The Chilean Treasury Department, upon Decree No. 1,364 of March 13, 1946, which is registered under No. 582 on page 770 of the Public Register of Commerce of the City of Santiago, approved our bylaws, authorized its creation and declared it duly incorporated in Chile. Pursuant to our bylaws, our term of duration continues in perpetuity. Our shares are listed and traded on the Bolsa de Comercio de Santiago and ADSs representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida Andres Bello 2687, Piso 20, Las Condes, Santiago, Chile. Our telephone number is +56-2-338-0520 and our website is www.koandina.com. Our Depositary Agent for the American Depositary Shares in the United States is Bank of New York, whose address is One Wall Street, New York, New York 10286, and whose telephone no. is (212) 815-2296.

     We are the largest producer of soft drinks in Chile and one of the largest soft drink producers in Brazil and Argentina. Our principal business is the production and distribution of Coca-Cola Soft Drinks, which accounted for 86.5% of net sales in 2002. Through Andina, we are the sole producer and distributor of Coca-Cola Soft Drinks in the Chilean territory; through Refrescos, the exclusive producer and distributor of Coca-Cola Soft Drinks in the Brazilian territory; and through Edasa, the sole producer of Coca-Cola Soft Drinks in the Argentine territory. In 2002, we recorded consolidated net sales of Ch$398,242 million and total sales volume of 301.8 million UCs soft drinks. In 2002, we accounted for 66.1% of total soft drink volume sales in the Chilean territory, 53.0% in the Brazilian territory and 52.3% in the Argentine territory.

     In addition to the Coca-Cola Soft Drinks business, through Vital, we produce and distribute fruit juices, other fruit-flavored beverages and mineral water in Chile under trademarks owned by The Coca-Cola Company. We also manufacture polyethylene perephtalate ("PET") bottles primarily for our own use in the packaging of Coca-Cola Soft Drinks in each of Chile, Brazil and Argentina. In Brazil, we distribute Kaiser brand beers.

     As of December 31, 2002, we had total installed annual production capacity of 498 million UCs. Our primary facilities include:

o one production facility with eight production lines in the Chilean territory and installed annual capacity of 196 million UCs (39% of our total installed annual capacity);

o two production facilities with nine production lines in the Brazilian territory and installed annual capacity of 184 million UCs (37% of total); and

o one production facility with seven production lines in total in the Argentine territory and installed annual capacity of 118 million UCs (24% of total).

     Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory. We deliver products to approximately 39,200 customers in the Chilean territory, approximately 37,000 customers in the Brazilian territory and approximately 57,754 customers in the Argentine territory.

     As of December 31, 2002, Andina's principal shareholders, Inversiones Freire Limitada and Inversiones Freire Dos Limitada, two affiliated Chilean limited liability partnerships (together, "Freire"), owned approximately 52.61% of our outstanding Series A Shares, several entities affiliated with Freire owned approximately 47.7% of our outstanding Series B Shares, and The Coca-Cola Company indirectly owned 11.04% of our outstanding Series A and Series B Shares. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders." The Bank of New York, acting as depositary for our American Depositary Receipt ("ADR") program, owned 14.18% of our outstanding Series A Shares and 20.40% of our outstanding Series B Shares at such date. Our shares are listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange, and Series A and Series B ADSs representing Series A and Series B shares, respectively, are listed on the New York Stock Exchange under the symbols "AKO-A" and "AKO-B," respectively.

     We produce, market and distribute Coca-Cola Soft Drinks in the franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary of The Coca-Cola Company (collectively, the "Bottler Agreements").

     We consider the enhancement of our relationship with The Coca-Cola Company an integral part of our business strategy. In December 1998, we repurchased from The Coca-Cola Company a 49% stake in Vital at a purchase price of US$25.5 million. At the same time, Vital sold to The Coca-Cola Company its mineral water springs located at Chanqueahue, 80 miles south of Santiago for US$10.7 million. The transaction replaced the Vital bottler agreement with a juice bottler agreement with The Coca-Cola Company's fruit juice subsidiary, Minute Maid International Inc. ("MMII"), as well as a new mineral water bottling agreement directly with The Coca-Cola Company. The Vital transaction terminated the 1995 shareholders' agreement between the Company and The Coca-Cola Company regarding ownership of Vital, and in consideration thereof, The Coca-Cola Company paid us US$22.6 million. These transactions generated a one-time net consolidated profit for us, before taxes and goodwill amortization, of approximately US$25.8 million. The reorganization of the juice and mineral water business in Chile enhanced our ability to focus on the production of soft drinks, juices and mineral water.

     We seek to enhance our business throughout the franchise territories by developing existing markets, penetrating other soft drink, juices and mineral water markets, forming strategic alliances with retailers to increase consumer demand for our products and increasing productivity, and by further internationalizing our operations.

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

     In 1985, a majority of Andina's shares was acquired by Freire and certain related persons. On December 31, 2002, Freire and entities controlled by Freire owned approximately 52.6% of the Company's outstanding Series A Shares, which have preferred voting rights and thereby controlled the Company.

     Refrescos began production and distribution of Coca-Cola Soft Drinks in Rio de Janeiro in 1942. In June 1994, the Company acquired 100% of the capital stock of Refrescos for approximately US$120 million and contributed an additional US$31 million to Refrescos' capital immediately after the acquisition to repay certain indebtedness of Refrescos.

     Production of Coca-Cola Soft Drinks in the Argentine territory began in 1943 with the start-up of operations in the province of Cordoba, Argentina, through Inti S.A.I.C. ("Inti"). In July 1995, the Company (through Inversiones del Atlantico S.A., an investment company incorporated in Argentina) ("IASA") acquired a 59% interest in Embotelladoras del Atlantico S.A., the parent company of Rosario Refrescos S.A. ("Rosario Refrescos") and Mendoza Refrescos S.A. ("Mendoza Refrescos"), which were subsequently merged to create Rosario Mendoza Refrescos S.A. ("Romesa") the Coca-Cola bottler in the provinces of Entre Rios, San Luis, San Juan, Mendoza, part of Santa Fe and part of Buenos Aires, in Argentina for approximately US$45 million. During 1997, the operations of Romesa were merged into Inti. In 1999, Embotelladoras del Atlantico S.A. was merged into IASA. In 2000, IASA was merged into Inti, which in turned changed its corporate name to Embotelladora del Atlantico S.A. ("Edasa"). In December 2002, the Board of Directors of Edasa and Cipet, a subsidiary of the Company incorporated in Argentina in charge of the PET packaging business in Argentina, decided to merge Cipet into Edasa.

     In December 1998, we repurchased from The Coca-Cola Company its 49% stake in Vital at a purchase price of US$25.5 million. Concurrently with that transaction, The Coca-Cola Company purchased Vital's mineral water springs located at Chanqueahue, 80 miles south of Santiago for US$10.7 million. As part of the transaction, the Vital bottler agreement was replaced with a fruit juice bottler agreement with MMII, as well as a new mineral water bottling agreement with The Coca-Cola Company. In addition, the 1995 shareholders's agreement between the Company and The Coca-Cola Company regarding ownership of Vital was terminated. The Coca-Cola Company paid us US$22.6 million in consideration for that termination. These transactions generated a one-time net consolidated profit of approximately US$25.8 million for 1998, before taxes and goodwill. The restructuring of the juice and mineral water business in Chile enhanced our focus on the production of soft drinks, juices and mineral water its core strength.

     In March 2000, through our subsidiary, Refrescos, we purchased from the Coffin Group a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Rio de Janeiro and Minas Gerais (Nitvitgov Refrigerantes S.A., hereinafter, "NVG"), for US$74.5 million. This territory was serviced by the Coffin Group through Perma Industria de Bebidas S.A. ("Perma"). NVG was merged into Refrescos in 2000, and its operations were integrated with Refrescos in 2001. This newly acquired territory has a total population of approximately 8.8 million inhabitants and represents an increase of 70% in the volume of operations of the Company in Brazil.

     PET Joint Venture. In April 1996, through Multipack, we established Solucao PET Ltda. ("Solucao PET"), a joint venture with Continental PET Technologies, Inc. ("Continental"), to produce non-returnable PET containers in the Brazilian territory. On March 12, 1997, we and Continental entered into a joint venture, which anticipated the possibility of establishing similar arrangements in other markets in South America. Due to subsequent changes in the Brazilian market, we and Continental agreed to terminate the Solucao PET joint venture and to spin-off its assets. On May 31, 2000, we and Continental executed a termination agreement and other accessory obligations therefore.

     Cristalerias Joint Venture. Through their respective subsidiaries, Multipack and Crowpla Reicolite S.A., the Company and Cristalerias de Chile S.A. executed a letter of intent on May 29, 2001 to develop a PET production facility in Chile. On June 29, 2001, the Company and Cristalerias de Chile S.A. signed a series of contracts forming the joint venture through the formation of Envases CMF S.A. We contributed the assets necessary to further the development of the joint venture from Multipack. Andina Inversiones Societarias S.A. holds a 50% stake in the joint venture while Cristalerias de Chile S.A. retains the other 50% interest.

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

     From 1997 to 2002, we underwent a significant corporate restructuring targeted at achieving certain administrative efficiencies. During 1997 and 1998, we created Andina Inversiones Societarias ("AIS") in Chile to hold our minority interests in each of Easa Chile S.A., Multipack, Transportes Andina Refrescos Ltda., Servicios Multivending Ltda. and IASA; in Argentina, Romesa was merged into Inti and in Brazil, the Company dissolved EBL Lanches Ltda., a subsidiary of Refrescos.

     From 2000 to 2002, Andina's corporate restructuring, included:

o the merger of Cipet into EDASA in December 2002; still pending in this process is the final approval of Edasa's and Cipet's shareholders and filing of the final merger agreement with the Commercial Registry in Argentina;

o the acquisition by Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. of Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands; the transfer, by way of liquidation, of all of the assets and liabilities of The Sterling Pacific Corp S.A. to such company; and its subsequent name change to Abisa Corp S.A.;

o the merger of Embotelladoras del Atlantico S.A. into IASA, which in turn was merged into Inti and the simultaneous change in corporate name to Embotelladora del Atlantico S.A. ("Edasa");

o the assignment to EASA Chile S.A. (whose corporate name has been changed to Andina Bottling Investments S.A., "Abisa") of all of Andina's interests in its subsidiaries and related companies in Argentina and Uruguay;

o the liquidation of certain related companies which were no longer required, e.g., the Brazilian subsidiary Brazilian Copa Participacoes Ltda. was merged into Refrescos; and

o the formation of Andina Bottling Investments Dos S.A. on November 22, 2001, which subsequently consolidated all of Andina's interests in related companies in Brazil.

Capital Expenditures

     Our total capital expenditures were Ch$22,918 million in 2000, Ch$22,196 million in 2001 and Ch$23,841 million in 2002, as calculated under Chilean GAAP. In 2002, capital expenditures were principally related to:

o investments for the replacement of equipment due to end of useful life and by change of technology, that allow to increase operating efficiency (Vital);

o investments in Bottles (Glass and Ref PET Bottles) and Bottle Cases which represented 79.56% of the total capital expenditure (Argentina); and

o    investments in equipment to increase efficiency and production capacity.

     In 2001, principal capital expenditures included:

o investments in bottling machinery and equipment in Chile and Brazil to increase production capacity;

o investments required to improve the sugar treatment facilities by Refrescos; and

o    investments in software (SAP).

     In 2000, principal capital expenditures included:

o investments in bottling machinery and equipment in Chile and Argentina to increase production capacity, to improve sales and to bring the Cordoba plant online; and

o investments required to integrate the various production facilities of NVG in Jacarepagua and Vitoria with the facilities owned by Refrescos.

     The following table sets forth, under Chilean GAAP, for the years indicated, our capital expenditures, excluding strategic acquisitions, by line of business:

                   Capital Expenditures by Line of Business

                                                       Year ended December 31,
                                             -------------------------------------------
                                             2000               2001                2002
                                             -------------------------------------------
                                                          (millions of Ch$)
Soft Drinks:
  Chilean territory.............       Ch$   9,639        Ch$  11,387         Ch$  13,698
  Brazilian territory...........             5,403              8,180               5,985
  Argentine territory...........            10,086              1,811               3,426
Other Beverages:
  Vital.........................             1,755                640                 510
PET Packaging:
  Multipack.....................               945              1,150                  --
  Cipet.........................               483                126                 222
                                       -----------        -----------         -----------
Total...........................       Ch$  28,311        Ch$  23,294         Ch$  23,841
                                       ===========        ===========         ===========

     In 2002, we disbursed approximately Ch$453 million for improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting and other studies. Future commitments, principally short term, for the same types of expenditures are expected to amount to approximately Ch$125 million.

Divestitures

     In 2002, we sold our 3.8% stake in Cervejarias Kaiser S.A. to the Canadian brewing company Molson Inc., resulting in a one-time net profit of approximately US$18 million to Andina. Refrescos indirectly holds an 11.32% equity interest in Kaik Participacoes Ltda. ("Kaik"), which in turn held a 33.46% equity interest in Kaik. On March 19, 2002, Kaik sold this equity interest to Molson Inc. for approximately US$484.5 millions. The transaction resulted in the payment of a cash dividend in the amount of approximately US$15 million to Refrescos. Furthermore, additional sales proceeds expected to be realized in connection with the transaction have been guaranteed against 294,903 shares of Molson Inc. valued at approximately US$5.7 million. These shares may be sold as of March, 2004.

B.   Business Overview.

Soft Drink Business

     In 2002, our soft drink business accounted for net sales of Ch$344,342 million and operating income of Ch$ 35,679 million representing 86.5% and 85.9% of our consolidated net sales and operating income, respectively. Our Chilean soft drink operations accounted for net sales in 2002 of Ch$158,339 million; the Brazilian soft drink operations accounted for net sales of Ch$133,195 million; and the Argentine soft drink operations accounted for net sales of Ch$47,795 million.

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

      Estimated Annual Per Capita Consumption of Coca-Cola Soft Drinks(1)

                                                                                                                   Estimated
                                                                                                                  Population at
                                                             Year Ended December 31,                               December 31,
                                    ------------------------------------------------------------------------      -------------
                                    2000          %(2)         2001          %(2)         2002          %(2)          2002
                                    ----          ----         ----          ----         ----          ----      -------------
                                                                      (in millions)

Chile.......................        289            70          285            66           281           64            15.7
Chilean territory...........        343            70          344            68           336           66             7.0
Brazil......................        145            50          143            50           144           50           176.6
Brazilian territory.........        196            52          196            53           200           52            16.7
Argentina...................        217            53          231            54           197           56            37.7
Argentine territory.........        182            50          198            51           164           52             9.9

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

     Due to our presence in three different countries, our operations are subject to oversight by three different operating divisions of The Coca-Cola Company, each of which may have varying policies regarding aspects of the soft drink business. As a result, the Company may be required to adapt its business practices in each franchise territory to the requirements of each of these divisions of The Coca-Cola Company.

     Sales

     Chilean Territory. We estimate that our share of the soft drink market in the Chilean territory (with a population of approximately 7 million), was 70 % in 2000, 68% in 2001 and 66% in 2002. In Chile, we produce and distribute thirteen Coca-Cola brand soft drinks in a variety of can, glass and PET bottle formats. The following table sets forth, for the periods indicated, our net sales and volume of Coca-Cola Soft Drinks sold in the Chilean territory:


                  Soft Drink Sales by Net Sales and Volume(1)

                                                                     Year ended December 31,
                                   ----------------------------------------------------------------------------------------
                                               2000                           2001                           2002
                                   --------------------------     ---------------------------   ---------------------------
                                                                    (millions of Ch$ and UCs)

Coca-Cola......................    Ch$  111,993      68.1 UCs      Ch$ 109,792      70.3 UCs    Ch$  109,714       71.7 UCs
Coca-Cola Light................          12,828       7.8               15,939       8.5              17,542        9.3
Fanta (Naranja, Durazno, Pina).          19,238      11.1               15,310       9.5              13,297        8.0
Fanta Light(3).................              --       --                   300       0.2                 822        0.5
Sprite.........................          13,440       8.0               12,234       7.8              12,357        7.5
Sprite Light...................           1,679       1.0                1,745       1.0               1,582        0.9
Quatro.........................           2,067       1.1                1,296       0.8               1,492        0.8
NordicMist Ginger Ale..........             571       0.3                  497       0.2                 490        0.2
NordicMist Tonica..............             285       0.1                  265       0.1                 278        0.1
Tai (3)........................              --       --                   202       0.2                 417        0.4
Lift(2)........................             255       0.1                  217       0.1                   1        0
Kapo Axion(4)..................              --       --                    --       --                  347        0.2
                                    -----------     --------       -----------     --------      -----------      --------
  Total........................     Ch$ 162,356     97.6 UCs       Ch$ 157,797     98.7 UCs      Ch$ 158,339      99.6 UCs
                                    ===========     ========       ===========     ========      ===========      ========

-------------------
(1) For purposes of this table, sales include sales of liquid (not including packaging and distribution) less any discounts.
(2)  Introduced in December 2000.
(3)  Introduced in September 2001.
(4)  Introduced in August 2002.

     In Chile, Coca-Cola Soft Drinks are distributed in returnable glass and plastic (PET) bottles of various sizes and in non-returnable PET bottles and aluminum cans. Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, is also distributed in stainless steel and bag-in-box containers. The following table sets forth, for the Chilean territory for the periods indicate, sales volume of Coca-Cola Soft Drinks by type of packaging as a percentage of total sales by volume:

               Percentage Soft Drink Sales by Packaging Type(1)

                                                                                          Year ended December 31,
                                                                                   -------------------------------------
                                                                                   2000             2001            2002
                                                                                   ----             ----            ----
Returnable Formats:
Glass 237 cc.(3)..........................................................            --              --               0.1%
Glass 350 cc. ............................................................            4.7%            4.2%             3.7
Glass 1,000 cc. ..........................................................           11.8            12.9             13.1
PET 1.5 lt. ..............................................................            5.8             5.7              5.7
PET 2.0 lt. ..............................................................           47.1            43.8             39.4
PET 2.5 lt.(4)............................................................            --              --               0.6
                                                                                  -------         -------          --------
  Subtotal................................................................           69.4            66.6             62.6

Non-Returnable Formats:
Glass 237 cc..............................................................            1.7             1.9              2.1
Glass 266 cc. ............................................................            0.1             0.1              0.1
PET 0.250 lt. ............................................................            0.7             1.3              1.6
PET 0.5 lt. ..............................................................            1.9             2.3              2.5
PET 1.5 lt. ..............................................................            5.3             5.9              6.4
PET 1.75 lt. .............................................................                                             0.1
PET 2.0 lt. ..............................................................            1.0             1.0              0.7
PET 2.5 lt. ..............................................................            8.7             7.6              5.9
PET 3.0 lt.(2)............................................................            0.2             3.8              9.5
Aluminum cans-350 cc......................................................            5.8             4.5              4.1
                                                                                 --------        --------         --------


                                                                                          Year ended December 31,
                                                                                   -------------------------------------
                                                                                   2000             2001            2002
                                                                                   ----             ----            ----

     Subtotal.............................................................           25.4            28.4             33.0

Post-Mix..................................................................            5.2             5.0              4.4
                                                                                 --------        --------         --------
     Total................................................................          100.0%          100.0%           100.0%
                                                                                 ========        ========         ========

--------------

(1) Percentages calculated on the basis of total volume of UCs sold in each format.
(2)  Introduced in December 2000.
(3)  Introduced in September 2002.
(4)  Introduced in November 2002.

     The Chilean market is characterized by the predominance of sales in returnable formats, particularly the larger returnable PET bottles.

     Brazilian Territory. We estimate that our share of the soft drink market in the Brazilian territory (with a population of approximately 16 million) was 53% in 1999, and on a comparable basis after taking into account the addition of the territory acquired from Perma in March 2000, our market share was 52% in 2000, 53% in 2001 and 52% in 2002. In Brazil, we produce and distribute fifteen Coca-Cola brand soft drinks in a variety of can, glass and PET bottle formats. The following table sets forth, for the periods indicated, our net sales and volume of Coca-Cola Soft Drinks sold in the Brazilian territory:

                   Soft Drink Sales by Net Sales and Volume

                                                                       Year ended December 31,
                                    -----------------------------------------------------------------------------------------
                                                 2000                            2001                           2002
                                     --------------------------     --------------------------      -------------------------
                                                                      (millions of Ch$ and UCs)

Coca-Cola......................      Ch$  87,291       81.5 UCs      Ch$  92,445      90.7 UCs      Ch$  88,558       90.5 UCs
Coca-Cola Light................           12,577        9.8               11,585      11.4               11,573       11.8
Fanta Laranja..................            9,152        8.3               11,575      11.4               11,039       11.3
Diet Fanta Laranja.............              793        0.8                1,308       1.3                1,199        1.2
Fanta Uva......................            3,663        3.3                4,973       4.9                5,253        5.4
Sprite.........................            3,118        2.4                3,131       3.1                2,996        3.1


Diet Sprite....................              449        0.4                  546       0.5                  480        0.5
Guarana Tai....................              510        0.9                   72       0.1                   --        --
Guarana Kuat...................            6,434        5.6                8,351       8.2                8,620        8.8
Guarana Kuat light.............            1,358        1.0                1,625       1.6                1,449        1.5
Diet Guarana Tai...............               33        0.1                   --       --                    --        --
Schwepes(1)....................              810        0.3                  502       0.5                  453        0.5
Tonica Kinley..................               48        0.1                   --       --                    --        --
Fanta Citrus...................               --        --                    --       --                   689        0.7
Fanta Maca.....................               --        --                    --       --                   823        0.8
Fanta Uva Light................               --        --                    --       --                    63        0.1
                                     -----------      --------       -----------     --------       -----------     ---------
  Total........................      Ch$ 126,236      114.5UCs       Ch$ 136,114     133.6UCs       Ch$ 133,195     136.2 UCs
                                     ===========      ========       ===========     ========       ===========     =========

---------------
(1) Includes Schweppes Tonica, Schweppes Citrus and Schweppes Club Soda.

     In Brazil, Coca-Cola Soft Drinks are distributed in returnable and non-returnable glass, in PET bottles of various sizes, and in aluminum cans. The Company also produces and distributes Coca-Cola Soft Drinks as post-mix syrup. The following table sets forth, for the Brazilian territory, estimates of sales volume of Coca-Cola Soft Drinks by type of packaging as a percentage of total sales by volume:


               Percentage Soft Drink Sales by Packaging Type(1)

                                                                                         Year ended December 31,
                                                                                 ---------------------------------------
                                                                                 2000             2001              2002
                                                                                 ----             ----              ----

Returnable Bottles:
Glass-1.0 liter........................................................           3.6              3.2               3.0
Glass-290 cc ..........................................................           8.6              7.2               6.4
                                                                               ------           ------            ------
  Subtotal.............................................................          12.2             10.4               9.4
                                                                               ------           ------            ------

Non-Returnable Bottles:
PET 1.0 liter..........................................................           0.8              0.5               0.7
PET 1.5 liter..........................................................           --               0.1               --
PET 2.0 liter and 2.25 liter...........................................          56.8             59.8              62.2
PET 2.5 liter..........................................................           2.7              1.5               1.2
PET 600 cc.............................................................           0.1              5.5               5.5
PET 45 cc(2)...........................................................           5.3              0.1               0.0
Aluminum cans 350 cc ..................................................          19.0             18.2              17.3
                                                                               ------           ------            ------
GLASS 237 cc ..........................................................                                              0.1
GLASS 290 cc ..........................................................                                              0.1
                                                                                                                  ------
  Subtotal.............................................................          84.7             85.7              87.1
                                                                               ------           ------            ------

Post-Mix...............................................................           3.1              3.8               3.5
                                                                               ------           ------            ------
  Total................................................................         100.0%           100.0%            100.0%
                                                                               ======           ======            ======

---------------
(1) Percentages calculated on the basis of total volume of UCs sold in each format.
(2)  Format introduced during 2000.

     In Brazil, 87.1% of our sales by volume of UCs during 2002 was in non-returnable formats.

     Argentine Territory. We estimate that our share of the soft drink market in the Argentine territory (with a population of approximately 10 million) was 50% in 2000, 51% in 2001, and 52.3% in 2002. We produce and distribute twelve soft drinks in the Argentine territory. The following table sets forth, for the periods indicated, our net sales and volume of Coca-Cola Soft Drinks sold in the Argentine territory:

                  Soft Drink Sales by Net Sales and Volume(1)

                                                                       Year ended December 31,
                                       --------------------------------------------------------------------------------------
                                                   2000                          2001                          2002
                                       ---------------------------    --------------------------   --------------------------
                                                                      (millions of Ch$ and UCs)

Coca-Cola.........................      Ch$   83,801     48.5 UCs     Ch$   91,082     49.3 UCs     Ch$   36,223     45.6 UCs
Coca-Cola Light...................             4,261      1.9                5,224      2.2                2,039      2.0
Fanta Naranja.....................            12,666      9.1               11,226      7.3                3,102      3.8
Other Fanta Flavors(2)............             2,543      2.0                3,166      2.4                  685      0.9
Sprite............................            14,619      7.9               15,736      8.1                5,646      6.2
Diet Sprite.......................             1,783      0.8                1,976      0.8                  659      0.6
Quatro Flavors(3).................             2,211      1.3                2,893      1.9                  819      1.0

Other brands(4)...................             2,491      2.7                6,447      6.9                3,635      5.7
                                        ------------    ---------     ------------    ---------     ------------    -----
  Total...........................      Ch$  124,375     74.2 UCs     Ch$  137,750     78.9 UCs     Ch$   52,808     65.9 UCs
                                        ============    =========     ============    =========     ============    =========



------------------
(1) For purposes of this table, sales include sales of liquid (not including packaging and distribution) less any discounts.
(2)  Other Fanta flavors include "Fanta Tonica", "Fanta Pomelo" and "Fanta
     Limon."
(3)  Quatro flavors include "Quatro Pomelo" and "Quatro Limonada."
(4)  Other brands include Tai, Schweppes, Crush.

     Edasa produces and distributes Coca-Cola Soft Drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans, and as post-mix syrup. Edasa experienced a significant shift in consumer preference away from returnable formats in favor of larger non-returnable formats, which represented approximately 80.8% of Edasa volume sales during 2001. This tendency has attenuated noticeably in 2002, with sales of Coca-Cola soft drinks in non-returnable format representing approximately 67.84% of Edasa volume sales during 2002. The following table sets forth for the Argentine territory, estimates of sales volume of Coca-Cola Soft Drinks by type of packaging as a percentage of total sales by volume:

               Percentage Soft Drink Sales by Packaging Type(1)

                                                                                        Year ended December 31,
                                                                                ----------------------------------------
                                                                                2000              2001              2002
                                                                                ----              ----              ----

Returnable Formats:
Glass 350 cc. and 330 cc. ............................................           3.12%             1.63%             2.05%
Glass 1.0, 1.25 lt. and 1.5 lt. ......................................           4.58              2.92              8.29
PET 1.5 and 2.0 lt. ..................................................          15.76             14.50             20.97
                                                                              -------           -------           -------
  Subtotal............................................................          23.46             19.05             31.31

Non-Returnable Formats:
Glass 237 cc .........................................................             --              1.15              2.02
PET 0.5 lt., PET 0.2 lt. And Pouch 0.190 lt. .........................           1.77              1.73              2.17
PET 1.0 lt. and PET 1.25 lt...........................................           4.37              3.69              2.65
PET 1.5 lt. ..........................................................          12.34             17.23             15.37
PET 2.0 lt. ..........................................................          31.44             25.95             19.10
PET 2.25 lt. and PET 3.0 lt...........................................          21.07             27.10             25.00
Aluminum cans 350 cc. ................................................           4.40              3.26              1.54
                                                                              -------           -------           -------
  Subtotal............................................................          75.39             80.11             67.85



Post-Mix..............................................................           1.15              0.84              0.84
                                                                              -------           -------           -------
  Total...............................................................         100.0%            100.0%            100.0%
                                                                              =======           =======           =======

---------------
(1) Percentages calculated on the basis of total volume of UCs sold in each format.

     In Argentina, consumers pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle, which consumers may exchange for their original deposit in cash or use to purchase another soft drink without paying a new deposit.

     Marketing

     We and The Coca-Cola Company jointly promote and market Coca-Cola Soft Drinks in our franchise territories, in accordance with the terms of the Bottler Agreements. During 2002, we paid approximately 50% of the advertising and promotion expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotion materials for Coca-Cola Soft Drinks are produced and distributed by The Coca-Cola Company. See "Item 7. Majority Shareholders and Related Party Transactions--Related Party Transactions--Bottler Agreements."

     Customers and Distribution

     Chilean Territory. In Chile, as of December 31, 2002, we sold our products through an exclusive distribution network to approximately 39,200 customers. The following table sets forth, for the periods indicated, our sales of Coca-Cola Soft Drinks in Chile by type of customer, measured as a percentage of total sales volume:


                     Percentage Sales by Type of Customer

                                                                                       Year ended December 31,
                                                                               ---------------------------------------
                                                                               2000             2001              2002
                                                                               ----             ----              ----

Small- and medium-sized retail establishments for takeout............            40%              41%               39%
Wholesale distributors...............................................            18               17                16
Supermarkets.........................................................            23               23                25
Restaurants, hotels and bars.........................................             4                4                 6
Fast food outlets....................................................             3                3                 3
Convenience stores...................................................             5                6                 5
Other................................................................             7                6                 6
                                                                               ----             ----              ----
Total................................................................           100%             100%              100%
                                                                               ====             ====              ====

     Our ten largest customers together accounted for approximately 18.0%, 18.7% and 19.5% of total sales of soft drinks by volume in 2000, 2001 and 2002 respectively.

     As of December 31, 2002, Andina's sales force consisted of 148 salespeople who call on most customers on average 1.6 times per week. For sales to major supermarkets, we employ approximately 290 on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of the our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis.

     As of December 31, 2002, our distribution system for its soft drink products consisted of a group of 21 exclusive distributors, which are independent businesses that collectively deploy approximately 235 trucks, depending on seasonal demand. We own an additional 31 trucks. The 21 distributors collectively service all of our approximately 39,200 Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Certain customers, including supermarkets and fast food chains, maintain accounts with us, which are settled on average every 40 days. Where applicable, the driver also either collects empty returnable glass or plastic bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 62.6% of total UCs of soft drinks sold in 2002.

     Brazilian Territory. In Brazil, as of December 31, 2002, we sold soft drink products through our distribution network to approximately 37,000 customers including Rio de Janeiro Refrescos and NVG. The following table sets forth, for the periods indicated, our estimated sales of Coca-Cola Soft Drinks in the Brazilian territory by type of customer, measured as a percentage of total sales volume:

                    Percentage Sales by Type of Customer(1)

                                                                                       Year ended December 31,
                                                                             -------------------------------------------
                                                                             2000 (4)          2001 (4)         2002 (4)
                                                                             --------          --------         --------

Self-service(2)......................................................            41%               43%              37%
Food/drink establishments(3).........................................            22                17               18
Wholesalers..........................................................            11                12               14
Distributors.........................................................            13                16               16
General Supply.......................................................             7                 6                9
Entertainment establishments.........................................             1                 1                1
Transportation.......................................................             1                 1                1
Educational establishments...........................................             1                 1                1
Work place...........................................................             1                 1                1
Other................................................................             2                 2                2
                                                                               ----              ----             ----


                                                                                       Year ended December 31,
                                                                             -------------------------------------------
                                                                             2000 (4)          2001 (4)         2002 (4)
                                                                             --------          --------         --------

  Total..............................................................           100%              100%             100%
                                                                               ====              ====             ====

-------------------
(1) The categories presented in this table are not comparable to those used for the Chilean territory and the Argentine territory.
(2)  Category includes supermarkets and certain other food establishments.
(3)  Includes restaurants, bars and fast food establishments.
(4)  Includes Rio de Janeiro Refrescos plus NVG.

     Our management estimates that in 2002, the supermarket chains, Sendas, Carrefour, and Guanabara, our three largest customers in Brazil, accounted for approximately 9.7% of sales in the Brazilian territory measured by volume. Our management estimates that Refrescos' (including NVG) ten largest soft drink customers collectively accounted for approximately 24.7%, 19.4% and 18.6% of total soft drink sales measured by volume in 2000, 2001 and 2002 respectively.

     Refrescos' sales force during 2002 consisted of an average of 238 salespeople, divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and in bottled form), (ii) sales to supermarkets (consisting of non returnable bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, mineral water, energy drinks and iced tea) distributed by Refrescos.

     In Brazil, we generally distribute Coca-Cola Soft Drinks through a distribution system that includes: (i) Company-owned trucks driven by our employees, (ii) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (iii) trucks operated by independent transport companies on a non-exclusive basis. In 2002, 15.9% were distributed by exclusive distributors, and 84.1% by other contract drivers. Distribution of Refrescos' beverages (including soft drinks, beer, bottled water, energy drinks and iced tea) takes place from distribution centers and production facilities. High volume customers such as supermarkets are serviced exclusively from the distribution centers located at Refrescos' production facilities.

     In 2002, approximately 20% of Refrescos' soft drink sales were paid in cash at the time of delivery, 29% were paid by check to be cashed between one and ten days after delivery and 51% were paid between 10 and 45 days after delivery by invoice. Payments by both checks and invoices were charged with interests.

     Argentine Territory. In Argentina, as of December 31, 2002, we sold Coca-Cola Soft Drinks to approximately 57,754 customers whom we service through the operations of Edasa. The following table sets forth, for the periods indicated, Edasa's sales volume of Coca-Cola Soft Drinks by type of customer, measured as a percentage of total sales volume:


                    Percentage Sales by Type of Customer

                                                                                       Year ended December 31,
                                                                               ---------------------------------------
                                                                               2000              2001             2002
                                                                               ----              ----             ----

Small- and medium-sized retail establishments for takeout............            27%               31%              33%
Wholesale distributors...............................................            24                19               19
Supermarkets.........................................................            25                25               22
Restaurants, hotels and bars.........................................             3                 3                3
Fast food outlets....................................................             1                 1                1
Convenience stores...................................................            18                20               20
Other................................................................             2                 1                2
                                                                               ----              ----             ----
  Total..............................................................           100%              100%             100%
                                                                               ====              ====             ====

     As of December 31, 2002, approximately 30% of Edasa's employees consisted of salespeople, and approximately 85% of the sales force are salesperson, who call on most customers regularly. In 2002, Edasa's ten largest customers accounted for approximately 16.64% of its total sales of Coca Cola Soft Drinks by volume.

     In 2002, 84.3% of Edasa's Coca-Cola Soft Drinks were distributed by direct distribution (trucking) and 15.7% by wholesale distribution. All of the direct distribution is done by a group of truck drivers (with more than 3 trucks).

     In 2002, approximately 70% of Edasa's soft drink sales were paid for in cash and 30% were credit sales. Approximately 4% of credit sales were paid by short-term credit to be paid for within one to eight days after delivery, 23% of credit sales were made by simple account and 3% of credit sales, were paid for by check.

     Competition

     The Company faces intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See "Item 3. Key Factors--Risks Relating to the Company--We are Engaged in a Highly Competitive Business."

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

     During 1997, Compania Cervercerias Unidas ("CCU") assumed complete control over ECUSA, a joint-venture between Buenos Aires Embotelladora S.A. ("Baesa") and CCU for soft drink production and distribution in the Chilean territory. ECUSA produces Pepsi, Diet Pepsi, Pepsi Max, Mirinda Orange, Mirinda Pina, Seven-Up, Diet Seven-Up, Orange Crush, and Diet Orange Crush, Limon Soda, Ginger Ale and Tonica under the Canada Dry label, and three fruit-flavored brands. The following table sets forth estimated market share data in the Chilean territory for us and our principal competitors by flavor (Coca-Cola products are shown in bold type) for the periods indicated.


                  Market Share by Flavor in Chilean Territory


                                                                                       Year ended December 31,
                                                                               ---------------------------------------
                                                                               2000              2001             2002
                                                                               ----              ----             ----

All soft drinks:
Coca-Cola Soft Drinks................................................            69.5%             67.6%            66.1%
CCU products.........................................................            21.7              19.9             20.1
Pepsi products.......................................................             4.1               4.7              4.1
Private brands.......................................................             4.0               5.2              5.0
Others...............................................................             0.7               2.6              4.7
                                                                               ------            ------           ------
                                                                                100.0%            100.0%           100.0%
Cola:
Coca-Cola............................................................            90.2%             88.0%            88.5%
Pepsi................................................................             6.0               6.5              4.8
Cherry Coke..........................................................             --                --               --
Private brands.......................................................             3.8               5.5              3.7
Others...............................................................             --                --               3.0
                                                                               -----             -----            ------
                                                                                100.0%            100.0%           100.0%
                                                                               ======            ======           ======
Diet soft drinks:
Diet Coke............................................................             --                --               --
Coca Cola Light......................................................            73.7              67.2             64.7
Diet Sprite..........................................................             --                --               --
Sprite Light.........................................................            10.5               8.6              6.7
Pepsi Max............................................................             0.7               --               --
Fanta Naranja Light(3)...............................................                               0.9              4.4
Diet Orange Crush....................................................             3.9               --               --
Orange Crush Light                                                                1.4               6.7              5.0
Diet Pepsi...........................................................             --                --               --
Pepsi Light..........................................................             6.7               8.8              8.4
Pap Light............................................................             --                --               2.6
Bilz Light...........................................................             --                --               2.3
Diet Seven Up........................................................             0.6               --               --
Seven Up Light.......................................................                               2.1              2.0
Private brands.......................................................             2.4               5.7              3.9
Others...............................................................             0.1               0.0              0.0
                                                                               ------            ------           ------
                                                                                100.0%            100.0%           100.0%
                                                                               ======            ======           ======
Orange:
Fanta................................................................            67.7%             65.6%            58.0
Tai..................................................................             --                --               1.6
Kapo.................................................................             --                --               0.4
Orange Crush.........................................................            25.4              19.2             22.0
Show.................................................................             --                --               0.3
Tommy Naranja........................................................             5.9               1.5              2.0
Others...............................................................             1.0              13.7             15.7
                                                                               ------            ------           ------
                                                                                100.0%            100.0%           100.0%
                                                                               ======            ======           ======





Lemon-Lime:
Sprite...............................................................            69.0%             67.0%            56.6
Limon Soda...........................................................            22.3              19.2             30.2
Seven Up.............................................................             3.8               6.9              6.0
Others...............................................................             4.9               6.9              7.2
                                                                               ------            ------           ------
                                                                                100.0%            100.0%           100.0%
                                                                               ======            ======           ======
Artificial Fruit Flavor:
Bilz.................................................................            33.2%             29.2%            27.2%
Pap..................................................................            25.5              22.5             21.8
Kem..................................................................            25.9              22.9             22.4
Show.................................................................             --                3.0              1.0
Quatro(1)............................................................             6.8               3.7              3.3
Fanta Pina (1).......................................................             0.4               0.8              --
Fanta Durazno (1)....................................................             0.4               0.3              --
Lift (2).............................................................             0.2               1.4              --
Squirt...............................................................             0.1               0.0              --
Others...............................................................             7.5              16.2             24.3
                                                                               ------            ------           ------


                                                                                    Year ended December 31,
                                                                               ---------------------------------------
                                                                               2000              2001             2002
                                                                               ----              ----             ----
                                                                                100.0%            100.0%           100.0%
                                                                               ======            ======           ======
Mixers:
Schweppes Ginger Ale.................................................            73.4%             63.1%            66.7%
Schweppes Tonic......................................................            11.6               8.0              8.0
Nordic Mist Ginger Ale(1)............................................             7.2               6.9              5.0
Nordic Mist Tonica(2)................................................             4.2               3.4              2.9
Others...............................................................             3.6              18.6             17.4
                                                                               ------            ------           ------
                                                                                100.0%            100.0%           100.0%
                                                                               ======            ======           ======

---------------
(1)  Introduced in July 2000.
(2)  Introduced in December 2000.
(3)  Introduced in September 2001.

Source: A.C. Nielsen

     Brazilian Territory. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company ("Ambev"): A result of the merging of Companhia Cervejaria Brahma S.A. ("Brahma") and Industria de Bebidas Antarctica do Rio de Janeiro S.A. ("Antarctica") in 2000, this company has become the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola.

     The following table sets forth estimated market share data for the periods indicated in the Brazilian territory for us and our principal competitors by flavor (Coca-Cola products are shown in bold type):

               Market Share by Flavor in the Brazilian Territory

                                                                                       Year ended December 31,
                                                                             ----------------------------------------
                                                                             2000(5)           2001(5)        2002(5)
                                                                             -------           -------        -------

All soft drinks:
Coca-Cola Soft Drinks................................................           51.7%            52.8%           53.0%
Pepsi products.......................................................            5.5              5.0             4.6
Brahma products......................................................            5.3              5.0             3.0
Antarctica products..................................................            8.3              8.1             8.2




Other................................................................           29.2             29.1            31.2
                                                                            --------         --------          ------
                                                                               100.0%           100.0%          100.0%
                                                                            ========         ========          ======
Cola:
Coca-Cola............................................................           85.5%            84.8%           83.6%
Pepsi................................................................           10.7              9.7             9.0
Other(1).............................................................            3.8              5.5             7.4
                                                                            --------         --------          ------
                                                                               100.0%           100.0%          100.0%
                                                                            ========         ========          ======
Diet:
Diet Coke and Coca-Cola Light........................................           46.5%            46.2%           47.5%
Diet Antarctica Champagne Guarana....................................           20.1             19.8            19.6
Diet Pepsi...........................................................            7.1              7.0             6.1
Kuat Light...........................................................                             6.3             6.5
Diet Fanta Laranja and Diet Sprite...................................            5.6              5.0             7.6



                                                                                       Year ended December 31,
                                                                             ----------------------------------------
                                                                             2000(5)           2001(5)        2002(5)
                                                                             -------           -------        -------

Brahma Diet Guarana..................................................            6.1              4.9             2.5
Other(2).............................................................           14.6             10.8            10.2
                                                                            --------         --------          ------
                                                                               100.0%           100.0%          100.0%
                                                                            ========         ========          ======
Orange:
Fanta Laranja........................................................           39.9%             40.3%          44.7%
Sukita...............................................................            9.2              10.5            7.1
Mirinda..............................................................            1.0              --             --
Crush................................................................            1.6              --             --
Pop Laranja..........................................................            0.5              --             --
Other................................................................           47.8              49.2           48.2
                                                                            --------         ---------         ------
                                                                               100.0%           100.0%          100.0%
                                                                            ========         ========          ======
Lemon:
Sprite...............................................................           35.2%            31.5%           37.5%
Limao Brahma.........................................................           10.4             10.8             6.6
Antarctica Soda Limonada.............................................            7.7              7.0             5.6
Other(3).............................................................           46.7             50.7            50.6
                                                                            --------         --------          ------
                                                                               100.0%           100.0%          100.0%
                                                                            ========         ========          ======
Grape:
Grapette and Other...................................................           63.4%            59.4%           61.6%
Fanta Uva............................................................           36.6             40.6            38.4
                                                                             -------         --------          ------
                                                                               100.0%           100.0%          100.0%
                                                                            ========         ========          ======
Guarana:
Guarana Brahma and Other(4)..........................................           62.6%            66.4%           58.5%
Antarctica Champagne Guarana.........................................           25.9             21.4            26.7
Guarana  Kuat .......................................................           11.5             12.2            14.8
                                                                            --------         --------          ------
                                                                               100.0%           100.0%          100.0%
                                                                            ========         ========          ======

-------------------
(1)  Includes Mineirinho and Bare Cola.
(2)  Includes Tobi, Mantiqueira, Sport and Flecha.
(3)  Includes Crush, Skol, Flecha, Sport and Tobi.
(4)  Includes Guaranita, Mantiqueira, Sport, Flecha and Tobi.
(5)  Includes Rio de Janeiro Refrescos and NVG.

Source: A.C. Nielsen

     Argentine Territory. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Embotelladora de los Andes S.A., which is controlled by the Hunicken Group, produces Pepsi products in the province of Mendoza; Baesa produces Pepsi products in the provinces of Cordoba and Santa Fe. Pritty S.A. produces and sells Pritty, Doble Cola, Saldan, Switty and Rafting in the provinces of Cordoba, Santa Fe and Mendoza. In the province of Santa Fe, Baggio sells Mocoreta. Until June 2003, Penaflor S.A sold Gini products and currently Edasa sells Gini products. In the province of Mendoza, San Isidro Refrescos S.A. sells Beach, Royal Crown, Upper 10, Sao, Sunkist and Seagrams products, and Cahiza Hermanos sells Chyc.

     The following table sets forth, for the periods indicated, the estimated market shares in the Argentine territory for us and our competitors by flavor (Coca-Cola products are shown in bold type):



                 Market Share by Flavor in Argentine Territory

                                                                               Year-ended December 31,
                                                           -----------------------------------------------------------
                                                              2000                     2001                     2002
                                                           -----------------------------------------------------------

All soft drinks:
Coca-Cola Soft Drinks..........................                  49.5%                    50.8%                    52.3%
Pepsi and 7 Up Products........................                  20.9                     19.6                     20.4
Gini Products..................................                   1.5                      1.3                      0.4
Pritty Products................................                   9.7                      9.0                      9.0
Chyc Products..................................                   0.2                      0.4                      0.4
Other..........................................                  18.2                      18.9                    17.5
                                                              -------                 ---------                --------
                                                                100.0%                    100.0%                  100.0%
                                                              =======                 =========                ========
Cola:
Coca-Cola......................................                  67.2%                    66.0%                    67.5%
Pepsi Cola.....................................                  12.8                     12.1                     12.7
Chyc Cola......................................                   0.2                      0.3                      0.3
Doble Cola.....................................                   2.0                      2.6                      2.2
Gini Cola......................................                   0.8                      1.0                      0.3
Other (1)......................................                  17.0                      18.0                    17.0
                                                             --------                  --------                --------
                                                                100.0%                   100.0%                   100.0%
                                                             ========                  =======                 ========
Diet:
Coca-Cola Light................................                  35.3%                    37.7%                    38.8%
7 Up Light ....................................                  20.8                     21.8                     20.7
Pepsi Max......................................                  16.0                     15.9                     18.2
Sprite Diet ...................................                  13.2                     12.6                     11.7
7 Up Diet .....................................                  --                       --                       --
Other .........................................                  14.7                     12.0                     10.6
                                                             --------                 --------                 --------
                                                                100.0%                   100.0%                   100.0%
                                                             ========                 ========                 ========
Orange:
Fanta Naranja..................................                  38.4%                    28.9%                    22.5%
Crush..........................................                   3.2                     16.7                     21.5
Mirinda Naranja................................                  20.5                     18.3                     16.2
Chyc Naranja...................................                   0.3                      0.6                      0.6





Rafting Naranja................................                   1.0                      0.1                      0.1
Secco Naranja..................................                   0.6                      0.7                      0.3
Other..........................................                  36.0                     34.7                     38.8
                                                             --------                 --------                 --------
                                                                100.0%                   100.0%                   100.0%
                                                             ========                 ========                 ========
Lemon-Lime:
Seven Up.......................................                  40.1%                    33.9%                    36.9%
Sprite.........................................                  28.3                     31.7                     28.2
Saldan Lima Limon..............................                   1.8                      1.2                      0.8
Other .........................................                  29.8                     33.2                     34.1
                                                             --------                 --------                 --------
                                                                100.0%                   100.0%                   100.0%
                                                             ========                 ========                 ========
Lemon:
Fanta Limon....................................                  30.3%                    31.4%                    25.9%
Pritty Limon...................................                  53.1                     43.9                     44.0
Mirinda Limon..................................                   5.5                      9.7                     13.7

                                                                                 Year-ended December 31,
                                                              ---------------------------------------------------------
                                                              2000                     2001                     2002
                                                              ----                     ----                     ----
Gini Limon.....................................                   2.3                      0.8                      0.2
Chyc Limon.....................................                   0.3                      0.4                      0.5
Quatro Limonada................................                  --                       --                       --
Other..........................................                   8.5                     13.8                     15.7
                                                             --------                 --------                  -------
                                                                100.0%                   100.0%                   100.0%
                                                             ========                 ========                  =======
Grapefruit:
Paso de los Toros Pomelo.......................                  16.0                     15.2                     17.7%
Quatro Pomelo..................................                  19.1                     26.3                     23.1
Chyc Pomelo....................................                   0.4                     --                       --
Crush Pomelo...................................                   0.2                      1.5                      3.4

Other..........................................                  64.3                     57.0                     55.8
                                                             --------                 --------                  -------
                                                                100.0%                   100.0%                   100.0%
                                                             ========                 ========                  =======
Tonics:
Paso de los Toros..............................                  81.5                     74.8                     83.0
Fanta Tonica...................................                  12.3                     15.2                     10.5
Other..........................................                   6.2                     10.0                      6.5
                                                             --------                 --------
                                                                100.0%                   100.0%                   100.0%
                                                             ========                 ========                  =======

Other Beverages

     In addition to Coca-Cola Soft Drinks, we, through Vital, produce and sell juices and mineral water in Chile under the labels Andifrut, Nectar, Andina, Capo, Hi-C and Vital. In Brazil, we distribute beer under the Kaiser, Bavaria, Heineken and Santa Cerva label and mineral water under the Bonaqua and Caxambu label; and we also sell and distribute ready to drink juices named Kapo, energy drinks named Burn and Nestea iced tea.

     In Argentina, we distribute ready to drink juices Kapo and Hi-C, which compete with other recognized brands such as Ades, Baggio and Cepita. Besides, we produce and sell mineral water Kin (with and without gas) and soda Kin, which compete with well-known brands, like Villavicencio, Eco de Los Andes and Glaciar.

     The trademarks Andifrut, Nectar Andina, Kapo, Hi-C, Bonaqua and Vital are owned by The Coca-Cola Company. We produce and/or sell non-soft drink beverages bearing these trademarks under bottling agreements with The Coca-Cola Company.

     Juices and Mineral Water in Chile

     Through Vital, we compete in the fruit juice, nectar and mineral water segments of the beverage market in Chile. Vital sells non-soft drink beverage products under five different brand names: Andifrut (natural fruit juices), Nectar Andina (fruit nectars), Kapo (artificially flavored fruit drinks), Hi-C (fruit refreshment with vitamins) and Vital (mineral water).

     Sales. In 2002, net sales of juices and mineral water in Chile represented 7.2% of our consolidated net sales. On a consolidated basis, sales of juices and mineral water in Chile were Ch$ 28,723 million, reflecting additional revenue we received from Vital's sales to third parties. During 2002, the juice and mineral water industry experienced an 11.2% decrease in sales volume. Towards the end of 2002, we began production and commercialization of "Hi-C," a fruit flavored refreshment with vitamins. The following table sets forth, for the periods indicated, Vital's net sales and sales by volume of UCs of juices and mineral water:

           Juices and Mineral Water Sales by Net Sales and Volume(1)

                                                                  Year-ended December 31,
                                 ------------------------------------------------------------------------------------------
                                            2000                            2001                           2002
                                 ------------------------------------------------------------------------------------------
                                                               (in millions of Ch$ and UCs)

Andifrut......................   Ch$   6,313          3.7UCs     Ch$  6,585          4.1UCs     Ch$  6,195           3.7UCs
Nectar Andina.................         6,117          3.4             4,983          2.8             4,649           2.7
Kapo..........................         7,537          5.4             7,549          5.1             4,341           3.5
HI-C                                      --           --                --           --               151           0.1
Vital (mineral water).........         8,485          7.9             9,044          8.5             7,887           8.2
                                 -----------       ---------     ----------     -----------     ----------      -----------
Total(2)......................   Ch$  28,452         20.4UCs     Ch$ 28,161         20.5UCs     Ch$ 23,224          18.2UCs
                                 ===========       =========     ==========     ===========     ==========      ===========

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

     Customers and Distribution. Vital juices and mineral water throughout Chile are distributed by means of distribution agreements with us and two other Coca-Cola bottlers. In 2002, Andina distributed approximately 55% of Vital's products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 45%. Each Coca-Cola bottler in Chile distributes Vital products in its respective franchise territory. Under Vital's distribution arrangements, each bottler has the exclusive right to distribute juices and mineral water in its territory and each agrees not to distribute competing products.

     Our management believes that our distribution arrangements for juices and mineral water provide an effective means of distributing those products throughout Chile using the extensive distribution system of the Coca-Cola bottlers. We have a good working relationship with the Coca-Cola bottlers that distribute juices and mineral water. If any Coca-Cola bottler were to cease distribution, our management believes (but we cannot assure you that) it could arrange alternative distribution arrangements, but the transition to the new arrangements could involve significant delays in distributing products and would involve additional costs and an initial reduction in sales.

     Competition. Vital's principal competitors are CCU (Cachantun-Mineral Water and Watt's juices), Corpora Tres Montes (Yuz) and four of the leading dairy producers in Chile: Soprole S.A. ("Soprole"), Loncoleche S.A. ("Loncoleche"), Nestle Chile S.A. and Parmalat. Watt's and Loncoleche are both subsidiaries of Santa Carolina S.A. (Santa Carolina).

      The following table sets forth, for the periods indicated, our estimates of the market shares for Vital and its principal competitors. Vital's products are shown in bold. This information corresponds to market share measured at the end of each year.

                        Vital's Market Share by Product

                                                                                 Year ended December 31,
                                                                             --------------------------------
                                                                             2000          2001          2002
                                                                             ----          ----          ----
Mineral water:
Cachantun (CCU)....................................................           61%           61%           61%
Vital..............................................................           34            30            28
Porvenir (CCU).....................................................            1             2             2
Other..............................................................            4             7             9
                                                                             100.0%        100.0%        100.0%

Fruit Juices and Nectars:
Kapo...............................................................           21%           18%           16%
Nectar Andina......................................................           13            10            10
Andifrut...........................................................           10            11            10
                                                                              27            25            28
Corpora Tres Montes (Yuz)..........................................           12            13            11
Soprole............................................................            8             9            11
Others.............................................................            9            14            14
                                                                             100.0%        100.0%        100.0%

     The Chilean market for fruit flavored beverages also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products to compete with its juice and mineral water business because the Company believes that these products are of lower quality and value.

     Beer, Juices and Mineral Water in Brazil

     Sales. In 2002, net sales of beer, juices and mineral water in Brazil represented 2.5% of the Company's consolidated net sales. On a consolidated basis, sales of beer, juices and mineral water were Ch$9,798 million.

     Refrescos uses its distribution system to distribute beers in the Brazilian territory. Refrescos started distributing beer in the 1980s as a result of the acquisition of Kaiser by the Coca-Cola bottlers in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. ("Kaiser"), in which Refrescos indirectly owned a 3.8% interest. Refrescos buys beer from Kaiser at a price determined by Kaiser and resells it at a fixed margin. In the case of certain discount sales that have been approved by Kaiser, Kaiser shares 50% of the cost of such discounts. In 2002, Refrescos' net sales of beer were Ch$ 5,495 million, of which Kaiser brand beer accounted for 36 %, Santa Cerva for 51 % and Bavaria for 10% of net sales.

     Competition. In the beer sector, Refrescos' main competitor is Ambev. According to A/C Nielsen in 2002, beer sold by Kaiser and Ambev accounted for 3,2% and 74,4% respectively, of the total sales of beer by volume in the Brazilian territory.

     The Distribution Agreements. On March 19, 2002, The Coca-Cola Company, Kaiser, Molson Inc. and the Brazilian Association of Coca-Cola Manufacturers - AFBCC (all distributors, including Refrescos, were represented by AFBCC) entered into an agreement which sets forth the general principles that will be applied by Kaiser and its distributors, including Refrescos, in the distribution of beer made or imported by Kaiser through the Coca-Cola distribution system. On May 30, 2003, Kaiser and its distributors executed a new twenty year distribution agreement which is renewable for another twenty-year period.

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

     Refrescos is prohibited from assigning, transferring, or otherwise encumbering the Kaiser Distribution Agreement or any interest therein for the benefit of third parties without prior written consent from Kaiser. Kaiser may terminate the Kaiser distribution agreement immediately in the event that Refrescos (i) declares bankruptcy, is made a party to bankruptcy proceedings or is placed under judicial administration, (ii) is dissolved or liquidated or its assets are nationalized, expropriated, attached or intervened, (iii) undergoes a change of business or of control, (iv) ceases to be a franchisee of The Coca-Cola Company or (v) causes a material breach of the Kaiser distribution agreement. In addition, Kaiser may terminate the Kaiser distribution agreement three months after delivery of notice that Refrescos is not complying with any other terms thereof. Refrescos may terminate the Kaiser distribution agreement in the event of a material breach thereof by Kaiser.

PET Packaging Business

     Overview and Background

     During 2002, we produced PET packaging through our affiliate Envases CMF S.A. ("Envases CMF") in Chile and our subsidiary Cipet in Argentina. Envases CMF is a joint venture between the Company and Cristalerias de Chile S.A. ("Cristalerias"), created on June 29, 2001 to strengthen our and their plastic packaging business. We maintain a 50% interest in the joint venture while Cristalerias retains the remaining 50% interest. The joint venture combines the PET packaging operations that we and Cristalerias handled through our respective subsidiaries Multipack and Crowpla Reicolite S.A. In order to accomplish the joint venture, we indirectly acquired a 50% stake in Crowpla Reicolite S.A. (today Envases CMF), contributing the assets necessary to further the development of the joint venture from Multipack. Multipack was established in 1991 in cooperation with The Coca-Cola Company as the sole manufacturer of returnable PET bottles for all Coca-Cola bottlers in Chile. Up until June 2001, Multipack was the largest producer of PET containers in Chile. Since then, Envases CMF has become the most important producer of PET containers in the national market.

     Cipet was established in 1987 by the Coca-Cola Company and Cia. Argentina Belga S.A., and was acquired by the Company as part of the Coca-Cola Transactions in December 1996. In 2002, Cipet was one of the largest producers of PET products in Argentina. In Brazil, we and Continental established Solucao PET as a 50-50 joint venture with total capital of US$34.5 million. This joint venture was terminated on March 31, 2000 by mutual agreement and the operations of Solucao PET were discontinued. See "Part A. History and Development of the Company--History--General--PET Joint Venture."

     We produce both returnable and non-returnable PET bottles. The Coca-Cola Company acquired the exclusive right to use certain PET technology from Continental in 1991 and has sub-licensed that technology to certain PET-manufacturers that produce Coca-Cola PET bottles, including Envases CMF in Chile and Cipet in Argentina. The sublicense held by Envases CMF expires in July 2007 and is automatically renewable at the option of CMF Envases. The sublicense held by Cipet expires in December 2006. We cannot assure you that the sublicenses will be renewed after such two-year renewal (if exercised by CMF Envases or Cipet, as applicable) expires. As a returnable packaging material, PET is considered superior to glass because it is lightweight, difficult to break, transparent and easily recyclable. In the markets where it has been introduced, PET packaging has almost entirely replaced glass for manufacturing returnable bottles. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products.

     Sales

     In 2002, Cipet had net sales of Ch$ 22,293 million with sales to affiliates representing 34% of such sales. Cipet also sold PET bottles to third parties accounting for approximately Ch$ 14,708 million or 66% of Cipet's net sales.

     The following table sets forth, for the periods indicated, our net sales in Chile and Argentina of its PET packaging products to third parties:

             Net Sales of PET Packaging Products to Third Parties

                                                                                 Year ended December 31,
                                                                 -----------------------------------------------------
                                                                     2000                 2001                 2002
                                                                 -----------------------------------------------------
                                                                                   (in millions of Ch$)

Chile:
Returnable PET bottles....................................       Ch$  2,191            Ch$  1,056                  --
Non-returnable PET bottles................................            1,058                 2,027                  --
Other PET products........................................            3,124                   965                  --
   Total(1)...............................................       Ch$  6,373            Ch$  4,048                  --
                                                                 ==========            ==========

Argentina:
Returnable PET bottles....................................       Ch$  1,659            Ch$    699           Ch$   774


                                                                                 Year ended December 31,
                                                                 -----------------------------------------------------
                                                                                    (in millions of Ch$)
                                                                     2000                 2001                 2002
                                                                 -----------------------------------------------------
Non-returnable PET bottles................................            1,218                 298                  113
Other PET products........................................           12,090              14,439               13,647
   Total(1)...............................................       Ch$ 14,967          Ch$ 15,436           Ch$ 14,534
                                                                 ==========          ===========          ==========

---------------
(1) Excludes sales to related companies, which are eliminated upon consolidation.

     Competition

     We are the sole supplier of returnable PET bottles for Coca-Cola bottlers in Argentina and Chile and, under terms of PET contracts with such bottlers, may produce returnable PET bottles only for Coca-Cola bottlers. Due to pre-existing agreements between The Coca-Cola Company and other Coca-Cola bottlers throughout South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles.

     In Chile, we have two principal competitors in the non-returnable PET bottles market: (i) Strong Chemicals Ltda., the principal Chilean manufacturer of polyvinyl chloride (PVC) plastic bottles for edible oils, and (ii) Plasco S.A., the exclusive supplier of PET bottles for Pepsi.

     In Argentina, we compete principally with Amcor (ex-Schmalbac-Lubeca), Alpla S.A. and Alusud S.A. (Alcoa). Cipet is the exclusive supplier of returnable PET bottles to all Coca-Cola bottlers in Argentina. In Brazil, Solucao PET, which commenced operations in January 1997, was the exclusive supplier for all PET bottle requirements of Refrescos until March 31, 2000 when its operation were discontinued. Since April 2000, Refrescos has purchased all its PET packaging from Braspet, a Brazilian PET bottle manufacturer.

     In addition, various bottle manufacturers produce returnable PET bottles in Chile and other South American countries for competitors of The Coca-Cola Company, and numerous manufacturers in various countries produce non-returnable PET bottles for beverages and other products.

Raw Materials and Supplies

     Numerous raw materials, including, without limitation, sugar, resin, and aluminum, are used in producing our beverages and containers. We have purchased these raw materials from both domestic and international suppliers. Because we are often required to purchase raw materials in the international markets using U.S. Dollars, we are subject to local currency risk in each of our operations. If the Chilean peso, Brazilian real or Argentine peso were to lose value against the U.S. Dollar, the cost of certain raw materials could rise significantly, which, in turn, could adversely affect our net income. We cannot assure you that these currencies will not lose value against the U.S. Dollar in the future.

     Soft Drink Business

     The principal raw materials used in the production of Coca-Cola Soft Drinks are concentrate, sweetener, water and carbon dioxide gas. Production also requires glass and plastic bottles, bottle tops and labels. Water used in soft drink production is treated for impurities and adjusted for taste reasons. All raw materials, especially water, are subjected to continuous quality control.

     Chile

     We purchase concentrate at prices established by The Coca-Cola Company. We purchase sugar primarily from Industria Azucarera Nacional S.A. (the only producer of sugar in Chile) although we may purchase sugar on the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis that has historically been consistent with international prices. We obtain carbon dioxide gas from Praxair S.A. Andina's affiliate Envases CMF, produces returnable PET bottles and most of the non-returnable PET bottles we use. We purchase glass bottles principally from Cristalerias de Chile S.A. and bottle tops and labels from various suppliers.

     In 2002, principal raw materials (including packaging) accounted for 81% of the total cost of sales for our Coca-Cola Soft Drinks in Chile. As a percentage of total costs of raw materials, the cost of concentrate accounted for 43.6%, sugar and artificial sweeteners for 18.3%, cans for 22.9%, one-way bottles account for 11.9%, bottle tops for 2.7%, and carbon dioxide gas for 0.6%. Water did not constitute a significant raw material cost.

     Brazil

     Refrescos purchases concentrate at prices established by The Coca-Cola Company in the city of Manaus, which has been designated as a duty-free development zone by the Brazilian government. It purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda., carbon dioxide gas from Companhia White Martins Gases S.A. and AGA S.A., bottles from Braspet, Alcoa Aluminio S.A. and Cia. Ind. Sao Paulo e Rio (Cisper), and metal bottle caps from Metalurgica Cearense S.A. Refrescos purchases water from the municipality of Rio de Janeiro.

     In 2002, principal raw materials (including packaging) accounted for 66.5% of total costs of sales for Refrescos soft drinks. As a percentage of total Refrescos raw material costs, the concentrate accounted for approximately 24.9%, bottles for 27.4%, cans for 29.3%, sugar and artificial sweeteners for 14.4%, bottle tops for 3.2%, and carbon dioxide gas for 0.8%.

     Argentina

     Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sweeteners from Ledesma S.A., Ing. y Refineria San Martin de Tabacal S.A., Cia. Azucarera Concepcion S.A., and Productos de Maiz S.A. and carbon dioxide gas from Praxair S.A. and Air

Liquide S.A. Edasa purchases non-returnable and returnable PET bottles from Cipet, and glass bottles from Cattorini Hermanos, and bottle caps from Alusud S.A., Ravisud S.A., Crown Cork S.A. and Metalurgica Cearense S.A. In the provinces of Cordoba and Mendoza, Edasa owns water wells and extracts water for soft drink production. Edasa buys water from Aguas Cordobesas S.A. and the Departamento General de Obras Sanitarias Mendoza, for other purposes. Edasa also buys stretch wrap from Manuli S.A. and Urflex S.A; shrink wrap from Plastiandino S.A., Sanlufilm S.A. and Polymer's S.R.L.; and carton from Zucamor S.A.I.C.F.I. y A. and Cartocor S.A.

     In 2002, principal raw materials accounted for 67.2% of total costs of sales for Edasa soft drinks. As a percentage of total Edasa raw material costs, the cost of concentrate accounted for approximately 43.0%, bottles for 28.0%, sugar for 18.2%, cans for 6.8%, bottle tops for 3.2% and carbon dioxide gas for 0.8%.

     Other Beverages

     The principal raw materials used by Vital in the production of juices and mineral water are sweetener, fruit pulps and juices, flavors and aromas, and citric acid. Production of carbonated mineral water requires carbon dioxide gas. In 2002, the cost of raw materials (including packaging) accounted for 94% of the total cost of sales for Vital juices and mineral water. As a percentage of total Vital raw material costs, the cost of fruit pulp and juices accounted for 8.8%, sugar and artificial sweeteners for 10.0%, flavors aromas and citric acid for 22.4%, packing for 38.4%, packaging for 5.4%, and carbon dioxide gas for 0.2%.

     PET Packaging

     The principal raw material required for production of PET bottles is PET resin imported in the form of pellets from Mexico and Brazil. The principal suppliers of PET resin for Cipet are Voridian and Rhodia Ster S.A. In 2002, Cipet's cost of PET resin accounted for 96% of the total variable cost of its sales of PET bottles.

Seasonality

     Each of our lines of business is seasonal. Most of our beverage products have their highest sales levels in the South American summer (October through March), with the exception of nectar products, which have a higher sales volume in the South American winter (April through September). Prices of packaging materials used in beverage production are generally correlated to the seasonal cycles of beverages. Our Chilean and Argentine operations experience higher levels of seasonal price fluctuations than our Brazilian operations. The following table sets forth, for the year ended December 31, 2002, our quarterly sales by principal lines of business:

                  Seasonality of the Company's Sales in 2002

                                                                      Soft Drinks                   Other Beverages(1)
                                                               Production      % of total        Production       % of total
                                                              (millions of       annual         (millions of         annual
                                                                  UCs)         production            UCs)          production

Chile:
1st Quarter...........................................            26.2UCs          26.3%            5.3UCs          28.0%
2nd Quarter...........................................            21.4             21.5             3.8             20.0



                                                                      Soft Drinks                    Other Beverages(1)
                                                               Production      % of total        Production       % of total
                                                              (millions of       annual         (millions of         annual
                                                                  UCs)         production            UCs)          production

3rd Quarter...........................................            22.5             22.6             4.0             21.0
4th Quarter...........................................            29.5             29.6             5.1             31.0
     Total............................................            99.6            100.0%           18.2            100.0%

Brazil:
1st Quarter...........................................            33.8UCs          25.0%            1.6UCs          33.0%
2nd Quarter...........................................            31.9             24.0             1.2             17.0
3rd Quarter...........................................            28.7             22.0             1.1             17.0
4th Quarter...........................................            41.8             29.0             1.6             33.0
     Total............................................           136.2            100.0%            5.5            100.0%

Argentina:
1st Quarter...........................................            18.2UCs          27.6%            0.7UCs          32.0%
2nd Quarter...........................................            12.0             18.2             0.6             24.7
3rd Quarter...........................................            14.8             22.5             0.5             21.9
4th Quarter...........................................            20.9             31.7             0.5             21.3
     Total............................................            65.9UCs         100.0%            2.3UCs         100.0%

---------------
(1) In Chile and Argentina, "Other Beverages" includes fruit juices and mineral water. In Brazil, it includes beer, mineral water, Kapo, Burn and Nestea.

Regulation

     General

     We are subject to the full range of government regulations generally applicable to companies engaged in business in its franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities, and anti-trust laws. Currently, no material legal or administrative proceedings are pending against us with respect to any regulatory matter in any of our franchise territories except those listed as such in "Item 8. Financial Information--Legal Proceedings." We believe, to the best of our knowledge, that we are in compliance in all material respects with applicable statutory and administrative regulations relating to our business.

     Chile. There are no special licenses or permits required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from (and their activities are subject to supervision by) the Chilean Environmental Protection Services (Servicio Sanitario Metropolitano del Ambiente), which inspects plants and takes liquid samples for analysis on a regular basis. Our permit from the Environmental Protection Authority was obtained on January 8, 1992 and is in effect indefinitely. In addition, production and distribution of mineral water is subject to special regulation such that mineral water may be drawn only from sources designated for such purpose by presidential decree. Certification of compliance with such decree is provided by the National Health Service (Servicio de Salud Metropolitano del Ambiente, or "SESMA"). Our mineral water production facilities have received the required certification.

     Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health, which oversees diet products (together, the "Ministry"). Our permits from the Ministry are valid and in force. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits nor do we expect to experience any difficulties in the future. The Ministry does not regularly inspect facilities but sends inspectors to investigate any complaints it receives.

     Argentina. While most laws applicable to Edasa are enforced at the federal level, some, such as sanitary and environmental regulations, are primarily enforced by provincial and municipal governments. There are no licenses or permits required for the manufacture or distribution of Coca-Cola Soft Drinks in the Argentine territory. However, our production facilities are subject to registration with federal and provincial authorities and to supervision by municipal health agencies, which certify compliance with applicable laws.

     Environmental Matters

     It is our policy to conduct environmentally sound operations on a basis consistent with applicable laws and with criteria established by The Coca-Cola Company. Although regulation of matters relating to protection of the environment is not as well developed in the franchise territories as in the United States, we expect that additional laws and regulations may be enacted in the future with respect to environmental matters affecting us that may impose additional or restrictions on us which could materially or adversely affect our results of operation in the future. There are no material legal or administrative proceedings pending against us in any of the franchise territories with respect to environmental matters, and we believe that to the best of our knowledge we are in compliance in all material respects with all environmental regulations applicable to us.

     Chile. The Chilean government has several regulations governing environmental matters relating to our operations. For instance, Law 3,133 regulates discharge of residual industrial waste, and the Sanitary Code contains provisions relating to liquid and solid waste disposal, basic environmental conditions in the workplace, and the protection of water for human consumption. On February 23, 1993, the Chilean government published regulations that updated the provisions of Law 3,133. These regulations, place limits on the disposal of harmful substances which may be hazardous to water used in irrigation or water for consumption by people or animals without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendency of Sanitary Services. The regulations also mandate governmental approval of any systems to treat or discharge liquid industrial waste. In December 1996, we completed a new liquid industrial waste treatment plant to comply in advance with Chilean liquid waste emissions standards, which have been in effect since August 1998.

     Law 19,300, passed in March 1994 addresses general environmental concerns that may be applicable to our activities and which, if applicable, would require us to hire independent experts to conduct environmental impact studies or declarations of any future projects or activities that could be impacted by the regulations of Law 19,300. Law 19,300 creates the National Commission on the Environment, which is supported by regional commissions to supervise environmental impact studies and declarations for all new projects, and to enforce the regulations of Law 19,300, and grants discretionary power to regulators. There can be no assurance that future legislative regulatory developments will not impose further restrictions that would be material to our operations in Chile.

     In 1997, the municipality of San Joaquin, that is part of the Santiago Metropolitan region where our Santiago production facilities are located, presented to the Chilean housing and zoning authorities an environmental impact study to assess whether certain manufacturing facilities in the San Joaquin area, including our manufacturing facilities, were properly zoned in an area for exclusive industrial use. The study, carried out with our cooperation, was commissioned as required by a Santiago zoning act passed in November 1994. Although we believe the relevant authorities will concur with the study's assessment that our plant is properly zoned, we cannot assure you that the Chilean authorities will not overrule the study and require us to relocate our production facility to another area of the Santiago metropolitan region which could adversely impact our financial results or operations.

     In 2001, we made a series of presentations to the municipality of San Joaquin to renew the permits required for construction of our facilities in San Joaquin. Authorities have not yet made a decision in this matter. In the interim we are continuing our efforts to remain in compliance of zoning regulations.

     We believe to the best of our knowledge that we are in compliance, in all material respects, with other Chilean environmental standards.

     Brazil. Our Brazilian operations are subject to several environmental laws, none of which currently impose substantial restrictions on us. The federal constitution established the broad guidelines for the new treatment afforded environmental concerns, dedicating an entire chapter (Chapter VI, Article 225) to the protection of the environment, along with several other articles related to the environmental law and urban law. Environmental issues are regulated at the federal, state and municipal levels and the Brazilian constitution empowers the public authorities to develop regulations designed to preserve and restore the environment and to control industrial processes that affect human life. Violations of these regulations are subject to criminal, civil and administrative penalties.

     In addition, Law No. 6,938 of August 31, 1981, known as the Brazilian Environmental Policy, introduced an entirely different environmental regime. There is no longer any environmental damage that is exempt from coverage. The legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9.605, of February 12, 1998 (Environmental Crimes Act).

     Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministerio do Meio Ambiente (the environmental ministry) and the Conselho Nacional do Meio-Ambiente ("CONAMA") dictate environmental policy, including without limitation initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renovaveis ("IBAMA") enforces environmental regulations set by CONAMA. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect us. Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundacao Estadual de Engenharia do Meio-Ambiente ("FEEMA"), the principal environmental authority in Rio de Janeiro. FEEMA periodically inspects industrial sites and tests liquid waste for contamination. We believe to the best of our knowledge that we are materially in compliance with the standards established by all the governmental authorities applicable to our operations. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material effect on our results or operations.

     Argentina. The Argentine Constitution, as amended in 1994, allows any individual who believes a third party may be damaging the environment to initiate an action against it. No such action has ever been instituted against us, but we cannot assure you that an action will not be brought in the future. Though provincial governments have primary regulatory authority over environmental matters, municipal and federal authorities are also competent to enact laws on environmental issues. Thus, municipalities are competent on local environmental matters, such as waste management, while the federal government regulates interprovincial environmental issues, such as transport of hazardous waste or environmental matters covered by international treaties.

     On July 2002, the National Congress enacted federal Law No. 25,612 "Industrial Residual" and on November, 2002, Law No. 25,675 "General Environmental Law" establishing minimum guidelines for the protection of the sustainable environmental management and the protection of biodiversity, applicable throughout the Argentine Republic. The law establishes the purposes, principles and instruments of the national environmental policy, the concept of "minimum guidelines," the judicial competence and the rules governing environmental education and information, citizens' participation and self-management, among other provisions.

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

     Almost all provinces as well as many municipalities have enacted laws regarding the use of water, the sewage system and the disposal of liquids into underground flows of water or rivers. There are currently no claims pending against us on this matter. The violation of these laws usually results in fines.

C.   Organizational structure.

     The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of December 31, 2002.


                                                                        Country of          Percentage      Percentage of our
        Subsidiary                        Activity                    incorporation         ownership      total net revenues


Vital S.A.                  Operation of industrial facilities     Chile                 99.99             2.60
                            engaged in the manufacture,
                            production, processing, distribution
                            and marketing in general of all food
                            products and particularly of all
                            kinds of mineral water, juices, soft
                            drinks and beverages in general

Envases Multipack S.A.      Manufacturing, processing,             Chile                 99.99             NA
                            acquisition, and marketing of all
                            types of containers and packaging

Servicios Multivending      Retail sale of consumer products       Chile                 99.99             0.6




                                                                      Country of          Percentage      Percentage of our
      Subsidiary                        Activity                    incorporation         ownership      total net revenues


Multivending Ltda.          through automatic vending machines

Transportes Andina          Provision and exploitation of and      Chile                 99.99             NA
Refrescos Ltda.             management of national and
                            international land transportation

Rio de Janeiro Refrescos    Production and sale of alcoholic and   Brazil                99.99             35.9
Ltda.                       non-alcoholic beverages, mineral
                            water, nectars, syrups, powdered
                            juices and other related semi
                            processed products as well as any
                            operations related

Embotelladora del           Produce, bottle, distribute and sell   Argentina             99.99             13.5
Atlantico S.A.              non-alcoholic beverages

Complejo Industrial PET     Design, production and sale of         Argentina             99.99             3.7
S.A.                        plastic products pr products derived
                            from the plastic industry, mainly in
                            the packaging area

Abisa Corp. S.A. (1)        Investment Company                     British Virgin        99.99             NA
                                                                   Islands

----------------
(1)  In process of incorporation.


D.   Property, Plant and Equipment

     We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth our principal properties and facilities in each of the franchise territories, setting forth in square meters the combined size of offices, plants and warehouses at each facility:

            Location                                       Principal Use                                     Size
            --------                                       -------------                                     ----
                                                                                                             (m2)
Chile:

Santiago                         Offices; Coca-Cola Soft Drinks production/Warehouse                        362,856
Rancagua                         Warehouse/Storage                                                           24,061
San Antonio                      Warehouse/Storage                                                           19,842
Renca                            Offices; Juice production                                                   40,000
Rengo                            Mineral water production                                                    12,375

Brazil:
Itaoca                           Warehouse                                                                   76,866
Bangu                            Warehouse                                                                   44,614
Jacarepagua                      Offices; Coca-Cola Soft Drinks production/Warehouse                        195,372



Vitoria                          Warehouse; Coca-Cola Soft Drinks production                                 93,320
Itambi                           Warehouse                                                                  131,420
Governador Valadares             Warehouse                                                                   20,000
Cabo Frio                        Warehouse                                                                    1,985
Campos                           Warehouse                                                                   24,200

Argentina:
Mendoza                          Offices; Warehouse                                                          41,579
San Juan                         Warehouse; Offices                                                          48,036
San Luis                         Warehouse; Offices                                                           6,069
Rosario (Santa Fe)               Offices; Warehouse                                                          28,070
Santo Tome (Santa Fe)            Offices; Warehouse                                                          89,774
Cordoba                          Offices; Coca-Cola Soft Drinks production/Warehouse                        923,360

Rio IV                           Warehouse; Offices                                                           7,482
Buenos Aires                     Offices; PET bottle production                                              27,043


     The Company's properties are held in fee and are not subject to material encumbrances.

     Capacity by Line of Business

     Set forth below is certain information concerning the installed capacity and approximate average utilization of the our production facilities, by line of business.

                        Capacity by Line of Business(1)

                                                                         Year Ended December 31,
                                             ------------------------------------------------------------------------------
                                                              2001                                    2002
                                                             Average      Capacity                   Average      Capacity
                                             Annual Total    Capacity   Utilization  Annual Total    Capacity   Utilization
                                               Installed   Utilization  During Peak    Installed   Utilization  During Peak
                                               Capacity        (%)       Month (%)     Capacity        (%)       Month (%)


Coca-Cola Soft Drinks (millions of UCs):
   Chile.................................         156            66%          69%         151            58           77
   Brazil................................         173            61           70          184            72           85
   Argentina.............................         157            49           67          118            58           79
Other Beverages (millions of UCs)........          58            35           52           45            42           58
PET packaging (millions of bottles)......         589            55           81          639            82          100

---------------
(1) The PET packaging figures include Envases CMF, Multipack and Cipet. For 2000, figures do not include Solucao PET since its operations were discontinued in March 2000. For 2001, figures do include Multipack since its operations were discontinued in July 2001.

     Total installed capacity assumes production of the mix of products and containers produced in 2002. In 2002, we continued to modernize and renovate its manufacturing facilities in order to maximize efficiency and productivity. At present, we estimate it has sufficient capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We maintain quality control laboratories at each production facility where raw materials are tested and soft drink samples are analyzed.

     Chilean territory. As of December 31, 2002, we owned one production facility with eight production lines for Coca-Cola Soft Drinks at its facility in the San Joaquin district of Santiago with total installed annual capacity of 151 million UCs. See "Part B. Business Overview--Regulation--Environmental Matters" with respect to ongoing assessments regarding the San Joaquin production facility's continuing compliance with zoning regulations. For juices and mineral water, we owned one production facility in the Renca district of Santiago, where Vital operates four fruit juice production lines and nine Kapo production lines. We owned another production facility in Rengo, where Vital operates four additional production lines dedicated to production of mineral water. At December 31, 2002, we owned three distribution centers in the Chilean territory.

     Brazilian territory. In March 2000, we agreed to acquire NVG, which owned three production facilities (Niteroi, Itambi, and Vitoria) in addition to a 25% stake in Centralli Refrigerante S.A., a manufacturing facility with one PET bottle production line and a production line for aluminum cans. Two plants in Niteroi and Itambi were closed in March 2000 to optimize production at the Jacarepagua facility. However, the facility in Vitoria remains in operation, and in August 2000, production was expanded by adding a line for producing PET
2.0 bottles.

     By November, 2000, the Jacarepagua facilities were expanded by adding a production line for PET 2.0 bottles, which was transferred from Itambi. In total, Andina's industrial plant structure includes seven production lines in Jacarepagua and two in Vitoria.

     In 2001, syrup production in the Jacarepagua facilities was modernized, changing the sugar treatment from a filtering system to ionic exchange and thereby increasing the syrup production quality. Furthermore, an electricity co-generation unit was installed and expected to make the bottling plant self-sufficient.

     During 2002, investments were mainly related for up-grading of production lines, warehouse expansion and enhancement in information technology (SAP).

     Argentine territory. In July 2002, we discontinued production at the Rosario and Mendozai and consolidated all production operations at the Cordoba plant; the facilities in Rosario and Mendoza continue to be utilized as distribution centers and administrative offices. As of December 31, 2002, we had seven production lines at Cordoba with total installed annual capacity of 118 million UCs of Coca Cola Soft Drinks.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

     The following discussion should be read in conjunction with and is qualified in its entirety by the Consolidated Financial Statements, including the Notes thereto. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 23 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders' equity.

     Chilean GAAP requires that financial statements recognize the effects of inflation. Accordingly, all of our financial information, unless otherwise indicated, has been restated to eliminate the distorting effects of changes in the purchasing power of the Chilean peso on non-monetary assets and liabilities and shareholders' equity, such that all such information is presented in comparable monetary terms. The general price-level gain or loss reflected in the income statement indicates the effect of inflation on our net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered "monetary" for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level. Examples of "monetary" assets and liabilities include accounts receivable, accounts payable and cash.

     Income reported on a U.S. GAAP basis differs from that reported in accordance with Chilean GAAP principally due to basis differences in property, plant and equipment, accounting for deferred income taxes, acquisition through the issuance of shares, difference in accounting for investments in related companies and different goodwill amounts, and difference in accounting for translation adjustment of foreign investments, difference in joint venture accounting, and differences in amortization periods for goodwill. The effect of inflation accounting under Chilean GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 23 of the notes to the Consolidated Financial Statements.

Factors Affecting Comparability

     In March 2000, our subsidiary, Refrescos, purchased Nitvitgov Refrigerantes S.A., from the Coffin Group a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Rio de Janeiro and Minas Gerais, for US$74.5 million. The operations of NVG were integrated with those of Refrescos.

     In July 2001, as a result of the joint venture with Cristalerias forming Envases CMF S.A., we deconsolidated the results of Multipack and subsequently only recognize the results of Multipack in our "Investments in related companies."

     Effective January 1, 2000, we began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes, which requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. This change resulted in a net credit to income of Ch$3,686 million during the year ended December 31, 2000. The cumulative effect of this accounting change for years prior to 2000 resulted in the recognition of a net deferred tax asset and an offsetting liability of Ch$1,788 million at January 1, 2000. The liability and the asset are being offset over the projected period of reversal of the temporary differences without affecting net income. However, there will be an effect on future results arising from the recognition of the reversal of the temporary differences in the current income tax provisions for such periods.

Critical Accounting Policies

Discussion of critical accounting policies

     In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of our results of operations and financial position in the preparation of financial statements in conformity with Chilean GAAP and US GAAP (with respect to the reconciliation of net income and shareholders' equity and additional disclosures required by US
GAAP). There can be no assurances that actual results will not differ from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates and assumptions about the effect of matters that are inherently uncertain. For a more detailed discussion of accounting policies significant to our operations, please see Note 1 to our Consolidated Financial Statements.

Allowance for doubtful accounts

     We evaluate the collectibility of our trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, our recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding. Our accounts receivable balance was Ch$44,036 million, net of allowances for doubtful accounts of Ch$2,542 million as of December 31, 2002.

Property, plant and equipment

     Property, plant and equipment (excluding the technical reappraisal that occurred in 1979 that was eliminated in the reconciliation to U.S. GAAP) is recorded at cost plus price-level restatements and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened, we would depreciate the net book value in excess of the estimated salvage value over its revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, vending equipment, transportation equipment or software could result in shortened useful lives. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of future cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions and changes to our business model or changes in operating performance. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

Goodwill and other intangible assets

     Goodwill and other intangible assets are stated on the basis of cost plus price-level restatements and are amortized, principally on a straight-line basis, over the estimated future periods benefited (not exceeding 20 years). Intangible assets consist primarily of bottling and distribution rights in specific territories. Goodwill and other intangible assets are periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business or assets to which they relate may not be recoverable. As such events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices, marketing spending and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate. In 2002, we adopted the provisions of SFAS No. 142 for the purposes of US GAAP reporting. We performed the impairment tests of our goodwill and concluded that no impairment charge was necessary.

Deferred tax assets

     We record a valuation allowance to reduce the carrying value of our deferred tax assets to an amount that is more likely than not to be realized. While we have considered future taxable income and prudent and feasible tax planning strategies in assessing the need for the valuation allowance, should we determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination was made.

Liability for deposits for bottles and cases

     We have a liability for deposits received for bottles and cases provided to our customers and distributors. The liability represents the deposit value that we may be required to remit upon receipt of the bottles and cases, in good condition, along with the original invoice. The liability is not subjected to price level restatements as per current agreements with customers and distributors. We estimate the liability based on an annual inventory of bottles sold to customers and distributors, estimates of bottles in circulation and a weighted average historical deposit value per bottle or case. Additionally, because the amount of bottles and cases has generally increased over time, the liability is presented as a long-term liability. Significant management judgment is involved in estimating the number of bottles in circulation, the deposit value that could be subject to redemption and the timing of disbursements related to this liability.

Differences of operating conditions

     Important differences exist on a macroeconomic level and in operating conditions in our franchise territories, which have an adverse effect on our operating margins.

     Pricing Environments. The prices of our soft drinks are significantly higher in the Chilean and Argentine territories than in the Brazilian territory, where the competitive environment is affected by the aggressive pricing practices of several large breweries and the effects of the devaluation of the real. Moreover, the Brazilian market's preference for non-returnable formats that generally have a higher cost of sales than returnable formats (assuming a return of the container) results in lower gross margins.

     Until 1998, Argentina had the highest average prices in our franchise territories, but the end of increased price competition by local producers reduced average prices in Argentina. In Chile, a well-developed consumer preference for Coca-Cola Soft Drinks and our established distribution network and market presence permitted us to defend against the recent entry of similar local soft drink producers but which are less significant than in Argentina or Brazil. Our pricing policy seeks to maximize profitability while protecting market share.

     Distribution. Our distribution structure in Chile is mature and efficient, with a high percentage of direct sales and delivery to customers, which allows the Company to better manage prices, inventories and merchandising. In Argentina and Brazil, we acquired franchises with substantially different distribution structures. In Argentina, wholesalers have historically played an important role in distribution, which has led to higher costs and less control over pricing, inventory management and commercial variables.

     During 2002, there were no changes in the application of Chilean GAAP as compared to the previous year that could materially affect the comparability of the financial statements.

Summary of Operations

     We engage primarily in the production and distribution of Coca-Cola Soft Drinks in Chile, Brazil and Argentina. In Chile, we also produce and distribute fruit juices, other fruit flavored beverages and mineral water. In Brazil, we distribute beer, fruit juice, energy drinks and Nestea iced tea, as well as mineral water; and in Argentina, we distribute fruit juice, fruit flavored beverages and mineral water. In addition, we produce PET bottles primarily for our own use and for sale to other Coca-Cola bottlers in Chile and Argentina.

     The following table sets forth, for the periods indicated, the net sales and operating income for our operations in Chile, Brazil and Argentina, respectively, expressed in each case in millions of Chilean pesos and as a percentage of consolidated net sales or operating income, as the case may be:


                                                                   Year ended December 31,
                                   ----------------------------------------------------------------------------------------
                                               2000                          2001                          2002
                                   --------------------------     --------------------------    ---------------------------
                                                                      (millions of Ch$)
Net sales:
Chile...........................    Ch$  199,854        42.2%      Ch$ 196,167         39.5%     Ch$ 187,062          47.0%
Brazil..........................         133,396        28.3           145,034         29.2          142,993          35.9
Argentina.......................         139,545        29.5           155,236         31.3           68,361          17.2
Intercountry eliminations.......            (186)       --                 (52)        --               (174)         --
                                    ------------   -------         -----------    -------        -----------    --------
  Total.........................    Ch$  472,608       100.0%      Ch$ 496,385        100.0%     Ch$ 398,242         100.0%
                                    ============   =========       ===========    =========      ===========    ==========

Operating income:
Chile...........................    Ch$   43,326        76.1%      Ch$  40,475         70.4%     Ch$  36,204          87.2%
Brazil..........................           5,756         9.9             5,530          9.6            5,562          13.4
Argentina.......................           8,155        14.0            11,496         20.0             (244)         (0.6)
                                    ------------   ---------       -----------    ---------      -----------    ----------
  Total.........................    Ch$   58,237       100.0%      Ch$  57,501        100.0%     Ch$  41,522         100.0%
                                    ============   =========       ===========    =========      ===========    ==========

     The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in millions of Chilean pesos and as a percentage of consolidated net sales or operating income, as the case may be:


                                                                   Year ended December 31,
                                    --------------------------------------------------------------------------------------
                                              2000                           2001                          2002
                                    -------------------------     -------------------------      -------------------------
                                                                      (millions of Ch$)
Net sales:
Soft drinks...................      Ch$ 413,373         87.5%     Ch$ 431,661         87.0%      Ch$ 344,342         85.5%
Other beverages(1)............           37,895          8.0           45,239          9.1            39,366          9.9
Packaging.....................           21,340          4.5           19,484          3.9            14,534          3.6
                                    -----------    ---------      -----------    ---------       -----------    ---------
Total.........................      Ch$ 472,608        100.0%     Ch$ 496,385        100.0%      Ch$ 398,242        100.0%
                                    ===========    =========      ===========    =========       ===========    =========

Operating income:
Soft drinks...................      Ch$  52,477         90.1%     Ch$  50,465         87.8%      Ch$  35,679         85.9%
Other beverages(1)............            6,223         10.7            6,637         11.5             4,815         11.6
Packaging.....................              508          0.9              489          0.8             1,028          2.5
Eliminations and others(2)....             (971)        (1.7)             (90)        (0.1)
                                    -----------    ---------      -----------    ---------       -----------    ---------
Total.........................      Ch$  58,237        100.0%     Ch$  57,501        100.0%      Ch$  41,522        100.0%
                                    ===========    =========      ===========    =========       ===========    =========

---------------
(1) "Other beverages" includes, in Chile, juices and mineral water; in Brazil, beer, juices and mineral water; and in Argentina, juices and mineral water.
(2)  Eliminations represent intercompany sales and unrealized profits.

     The following table sets forth, for the periods indicated, information derived from our consolidated income statement:


                                                                   Year ended December 31,
                                   --------------------------------------------------------------------------------------
                                              2000                           2001                          2002
                                   -------------------------     -------------------------     --------------------------
                                                                      (millions of Ch$)

Net sales.....................     Ch$  472,608       100.0%     Ch$  496,385       100.0%      Ch$  398,242       100.0%
Cost of sales.................         (286,014)      (60.6)         (312,110)      (62.9)          (262,167)      (65.8)
                                   ------------  ----------      ------------  ----------       ------------  ----------
Gross profit..................          186,594        39.4           184,275        37.1            136,075        34.2
Administrative and selling
   expenses...................         (128,357)      (27.1)         (126,774)      (25.5)           (94,554)      (23.7)
                                   ------------     --------     ------------     --------      ------------     --------
Operating income..............           58,237        12.3            57,501        11.6             41,522        10.5
Non-operating income (expenses),
   net........................          (22,782)       (4.8)          (15,992)       (3.2)                 7          --
Income taxes, minority interest
   (net)......................           (2,003)      (1.3)            (7,449)       (1.5)            (8,508)       (2.1)
                                   ------------     ------       -------------    -------       ------------     -------
Net income....................     Ch$   33,452        7.1%      Ch$   34,059         6.9%      Ch$   33,021         8.4%
                                  =============     ======       ============     =======       ============     =======


Results of Operations for the Years Ended December 31, 2001 and 2002


                              Chile                      Brazil                   Argentina                  Total(1)
                        2001          2002         2001         2002          2001         2002         2001          2002

                                                                (millions of Ch$)
Revenues:
Net sales.........   Ch$196,167    Ch$187,062   Ch$145,034    Ch$142,993    Ch$155,236   Ch$68,361    Ch$496,385   Ch$398,242
Cost sales........     (112,840)     (111,686)     (99,911)     (99,717)      (99,411)     (50,938)    (312,110)     (262,167)
Gross profit......       83,326        75,376       45,123       43,276        55,825       17,423      184,275       136,075
Administrative and
selling expenses..      (42,852)      (39,172)     (39,593)     (37,715)      (44,330)     (17,667)    (126,774)      (94,554)
                     ----------    ----------   ----------    ----------    ----------   ---------    ---------    ----------
Operating income..   Ch$ 40,475    Ch$ 36,204   Ch$  5,530    Ch$ 5,562     Ch$11,496    Ch$  (244)   Ch$57,501    Ch$ 41,522
                     ==========    ==========   ==========    =========     =========    ==========   =========    ==========

---------------
(1) The total does not equal the sum of all the franchise territories due to intercountry eliminations.

     Net Sales

     Our net sales in 2002 were Ch$398,242 million, representing a 19.8% decrease compared to Ch$496,385 million in 2001. The decline in 2002 is principally a result of lower net sales from our operations in Argentina due to the economic crisis in that country, and to a lesser extent from lower net sales in Chile and Brazil. Our sales volume in 2002 decreased 3.5% in comparison to 2001. Net sales of Coca-Cola Soft Drinks decreased 20.2% during 2002, net sales of other beverages decreased 13.0% and net sales of PET packaging decreased 25.4%.

     In Chile, net sales were Ch$187,062 million in 2002, representing a 4.6% decrease compared to 2001. On a comparable basis and excluding net sales of PET packaging, which have not been consolidated as part of our results of operations since July 2001 (See "Factors Affecting Comparability" and "Item 4. Information on the Company--Part A. History and Development of the Company--History--PET Joint Venture"), net sales declined 2.6%. Net sales of Coca-Cola Soft Drinks in Chile in 2002 were Ch$158,339 million, representing an increase of 0.3% compared to 2001. This increase was due primarily to a 0.9% increase in volume sales of soft drink offset by a decrease of average prices of 0.6% in constant currency. During 2002, our estimated average market share in Chile declined from 67.6% to 66.1%, principally due to increased price competition.

     Our net sales of fruit juices and mineral water to third parties in Chile were Ch$28,723 million in 2002, representing a decrease of 16.3% from 2001. This decrease in net sales is explained by a decrease of average sales prices by 5.7% in constant currency and by an 11.2% decline in sales volume. The decrease in sales volume is principally explained by a 16.7% decline in juice sales volumes as a result of a decrease in Andina's market share for juices in the Chilean territory from 39% to 36%.

     In Brazil, our net sales in 2002 were Ch$142,993 million, 1.4% lower than in the previous year. Net sales of Coca-Cola Soft Drinks in Brazil were Ch$133,195 million, representing a 2.1% decrease compared to 2001. Sales volume of Coca-Cola Soft Drinks increased 2.0%, reaching 136.2 million UCs. Average sales prices of soft drinks, expressed in reais, increased 12.0%, as a result of our efforts to partially compensate the effects of the currency devaluation and the attendant increase, in local currency, of U.S. dollar denominated costs.

     Our beer, juice and mineral water operations in Brazil generated net sales in 2002 of Ch$9,798 million, representing a 9.9% increase. Average beer prices in reais increased 10.3% in 2002, as part of our pricing strategy. Sales volume for beer, juice and mineral water increased 9.0%, principally driven by growth in juice sales as a result of the launch of new products in 2002.

     In Argentina, our net sales in 2002 were Ch$68,361 million, representing a 56.0% decrease from 2001. This decrease is principally explained by the average devaluation of 105.9% of the Argentine peso in 2002 in comparison with 2001. Net sales of Coca-Cola Soft Drinks were Ch$52,808 million, representing a decrease of 61.7% compared to 2001. This is principally explained by the currency devaluation referred to above, together with a 16.4% decrease in Coca-Cola Soft Drinks sales volume. These effects were partially compensated by an increase in average Coca-Cola Soft Drink sales prices in Argentine pesos of 29.6% compared to 2001, as well as an increase in market share of 160 basis points.

     Net sales of PET packaging in Argentina were Ch$14,708 million in 2002, representing a decrease of 5% compared to 2001. Volume sales of PET containers in 2002 were 16.7 million bottles, representing a decrease of 24.8% and 488.4 million pre-forms, representing an increase of 4.0% compared to 2001. The decrease in bottle volume is principally explained by lower soft drink sales volumes as a result of the economic crisis in Argentina.

     Cost of Sales

     Cost of sales were Ch$262,167 million in 2002, representing 65.8% of net sales, compared to Ch$312,110 million, or 62.9% of net sales in 2001. The increase as a percentage of net sales in 2002 was principally attributable to higher U.S. dollar-linked costs, resulting from currency devaluations of the Chilean peso of 8.9%, of the Brazilian real of 52.6% and of the Argentina peso of 105.9%, on average.

     For our Chilean operations, cost of sales represented 59.7% compared to 57.5% of net sales in 2001. For our Brazilian operations, cost of sales represented 69.7% of net sales in 2002, compared to 68.9% in 2001. For the Argentine operations, cost of sales represented 74.5% of net sales in 2002, compared to 64.0% in 2001.

     Gross Profit

     Gross profit in 2002 decreased by 26.2% to Ch$136,075 million, or 34.2% of net sales, compared to Ch$184,275 million, or 37.1% of net sales in 2001. The decrease in gross profit is principally explained by lower profits in the Argentine operations as well as lower margins in the Chilean and Brazilian operations.

     Administrative and Selling Expenses

     Administrative and selling expenses (SG&A) decreased 25.4% to Ch$94,554 million in 2002 (23.7% of 2002 net sales) compared to Ch$126,774 million (25.5% of 2001 net sales) in 2001. As a percentage of net sales, the Company's Chilean operations had SG&A expenses of 20.9% in 2002, compared to 21.8% in 2001; the Brazilian operations had SG&A expenses of 26.4% in 2002 compared to 27.3% in 2001; and the Argentine operations had SG&A expenses of 25.8% in 2002 compared to 28.6% in 2001.

     In Chile, SG&A expenses as a percentage of net sales decreased 8.6%, principally due to lower labor, maintenance and distribution costs. In Brazil, SG&A expenses as a percentage of net sales decreased 90 basis points, principally explained by the effect of the devaluation of the real compared to Chilean peso and lower administrative expenses. In Argentina, SG&A expenses as a percentage of sales decreased 280 basis points as a result of the devaluation of the Argentine peso and our restructuring efforts undertaken to address the economic crisis in that country, which included the shut-down of two production facilities and significant headcount reductions.

     Operating Income

     Operating income decreased 27.8% in 2002 to Ch$41,522 million, or 10.4% of net sales, compared to Ch$57,501 million, or 11.6% of net sales in 2001.

     Non-operating Income (Expense), Net

     The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:


                                                                                          Year ended December 31,
                                                                                        ---------------------------
                                                                                        2001                   2002
                                                                                        ----                   ----
                                                                                             (millions of Ch$)

Financial income.............................................................         Ch$  33,452            Ch$  24,535
Share of income (loss) from affiliated companies.............................              (1,407)                 9,118
Other non-operating income...................................................              31,038                  2,486
Amortization of goodwill.....................................................             (11,034)                (7,995)
Financial expenses...........................................................             (34,184)               (20,201)
Other non-operating expenses.................................................             (26,938))              (24,713)
Price-level restatement and exchange gains...................................              (6,920)                16,777
Non-operating income (expense), net..........................................         Ch$ (15,993)           Ch$       7
                                                                                      ============           ===========

     Non-operating income (expense), net was an income of Ch$7 million in 2002, compared to an expense of Ch$15,993 million in 2001, representing an increase of Ch$16,000 million. This income is principally explained by the extraordinary gain relating to the sale of our stake in Cervejarias Kaiser; together with income resulting from a price level restatement compared to a charge in the previous year; and accrual of net financial income compared to an expense in the previous year.

     Income Taxes

     Income taxes in 2002 increased 14.2% to Ch$8,508 million compared to Ch$7,449 million in 2001. The increase is principally explained by an increase in taxable asset values resulting from a relative devaluation of the Chilean peso compared to the U.S. dollar and a raise of the income tax rate.

     Net Income

     Net Income in 2002 was Ch$33,021 million, representing 8.4% of net sales and a decrease of 3.0% compared to 2001.

Results of Operations for the Years Ended December 31, 2000 and 2001


                              Chile                      Brazil                   Argentina                  Total(1)
                        ------------------         -----------------          -----------------         ------------------
                        2000          2001         2000         2001          2000         2001         2000          2001
                        ----          ----         ----         ----          ----         ----         ----          ----
                                                                (millions of Ch$)
Revenues:
Net sales.........   Ch$199,854    Ch$196,167   Ch$133,396   Ch$145,034    Ch$139,545   Ch$155,236   Ch$472,608     Ch$496,385
Cost sales........     (112,464)     (112,840)     (83,673)     (99,911)      (90,064)     (99,411)    (286,014)     (312,110)
Gross profit......       87,390        83,326       49,723       45,123        49,481       55,825      186,594       184,275
Administrative and
   selling expenses     (43,064)      (42,852)     (43,968)     (39,593)      (41,326)     (44,330)    (128,357)     (126,774)
Operating income..    Ch$44,326    Ch$ 40,475  C Ch$ 5,755  C Ch$ 5,530    Ch$  8,155   Ch$ 11,496   Ch$ 58,237    Ch$ 57,501

---------------
(1) The total does not equal the sum of all the franchise territories due to intercountry eliminations.

     Net Sales

     Our net sales in 2001 were Ch$ 496,385 million, representing a 5.0% increase compared to 2000. This increase was principally a result of the additional revenue generated from the NVG business acquired in Brazil in March 2000 and increased net sales in Argentina. Our sales volume increased 9.4% from its 2000 sales volume. Net sales of Coca-Cola Soft Drinks increased 4.5% during 2001, sales of juices and bottled water increased 23.7% and sales of PET packaging decreased 8.7%.

     In Chile, net sales were Ch$ 196,167 million in 2001, representing a 1.8% decrease from 2000. Net sales of Coca-Cola Soft Drinks in Chile in 2001 were Ch$ 157,797 million, representing a 2.8% decrease compared to 2000. This decrease was attributable primarily to a 1.3% increase in nominal sales prices, which was below inflation of 3.1%, which offset the increase in sales volume of 1.1%. Despite a decline in estimated market share, from 69.2% to 67.6%, we were able to increase sales volumes by one million UCs.

     Of the one million UCs net increase in sales volume of Coca-Cola Soft Drinks in 2001, we believe that 3.3 million UCs were due to an increase in sales volume attributable to an overall increase in demand for soft drinks, which was partially offset by a decrease of 2.3 million UCs that resulted from a decline in our estimated market share for soft drinks in the Chilean territory, from 69.2% to 67.6%.

     Our net sales to third parties of fruit juices and mineral water in Chile were Ch$34,323 million in 2001, representing an 11.7% increase compared to 2000. This increase in net sales resulted from a 0.4% increase in sales volume to 20.5 million UCs, as a result of an 8.1% increase in water sales volumes, but which was offset by a 4.4% decline in volume of juice sales, as a result of a decrease in our market share for juices in the Chilean territory from 44% to 39%.

     Net sales of PET packaging to third parties in Chile were Ch$ 4,048 million in 2001 compared to Ch$ 6,187 million in 2000, while sales of PET packaging to affiliates was Ch$ 4,788 million in 2001 compared to Ch$ 10,920 million in 2000. In July of 2001, we, through our Chilean packaging subsidiary, Multipack, entered into a joint venture, with Cristalerias S.A., and as of that date packaging operations in Chile are no longer consolidated (See "Item 4. Information on the Company--History"), which principally explains the decrease in net sales of PET packaging accounted for during 2001.

     In Brazil, our net sales in 2001 were Ch$ 145,033 million, representing an 8.7% increase compared to 2000. This increase is principally a result of the additional revenues generated from the NVG franchise territories acquired in March 2000 and from an increase in sales volume for the existing territories of 1.6%. Net sales of Coca-Cola Soft Drinks in Brazil were Ch$136,115 million, representing a 7.8% increase compared to 2000. Sales volume of Coca-Cola Soft Drinks increased 16.7% from 117.9 million UCs in 2000 to 137.6 million UCs in 2001. Of the 19.1 million UCs increase in sales volume of Coca-Cola Soft Drinks, 17.8 million UCs are attributable to the additional sales from the acquired NVG territory and 1.3 million UCs are attributable to sales growth in the existing territories. This latter increase resulted principally from an estimated increase of 1% in Refrescos' market share for Coca-Cola Soft Drinks in the existing Brazilian territories. Average sales prices of soft drinks, expressed in reals, increased 5.3%, which resulted principally from an improved economic environment in Brazil.

     Our beer, juice and mineral water operations in Brazil generated net sales in 2001 of Ch$ 8,919 million, representing a 24.3% increase compared to 2000. Beer prices in reals decreased 2.4% in 2001 over 2000. During 2001, Refrescos sold 5.0 million UCs of beer, juice and mineral water, which represents an increase of 61.2% compared to 2000. Of the 1.9 million UCs increase in volume, 1.3 million UCs are attributable to growth in water sales as a result of the launching of Bonaqua brand water during 2001, and 0.4 million UCs are attributable to juice products which were launched during 2001.

     In Argentina, our net sales in 2001 were Ch$ 155,236 million, representing a 11.2% increase compared to 2000. Net sales of Coca-Cola Soft Drinks were Ch$137,750 million in 2001, representing a 10.8% increase compared to Ch$ 124,374 million in 2000. This increase is principally explained by a

9.6% increase in soft drink volume sales to 78.9 million UCs, partially offset by a 7.9% decrease in soft drink prices in Argentine pesos.

     Net sales of PET containers in Argentina were Ch$27,130 million in 2001 and Ch$ 25,383 million in 2000, representing a 6.9% increase compared to 2000. Volume sales of PET containers in 2001 was 22.2 million bottles, representing a decrease of 61.0% and 469.6 million performs, representing an increase of 15.1% compared to sales volume in 2000.

     Cost of Sales

     Cost of sales were Ch$ 312,110 million in 2001, representing 62.9% of net sales, compared to Ch$ 286,014 million, or 60.5% of net sales in 2000. The increase as a percentage of net sales in 2001 was attributable mainly to higher U.S. dollar linked costs, resulting from currency devaluations in of the Brazilian reals by 26.8% and the Chilean peso by 16.8% on average.

     For our Chilean operations, cost of sales represented 57.5% of net sales in 2001, compared to 56.4% of net sales in 2000. For our Brazilian operations, cost of sales represented 68.9% of net sales in 2001, compared to 62.7 % in 2000. For the Argentine operations, cost of sales represented 64.0% of net sales in 2001, compared to 64.5% in 2000.

     The increase in cost of sales as a percentage of net sales in Chile was primarily attributable to lower revenues, as a result of weak soft drink prices, together with higher U.S. dollar linked costs. In Brazil, the increase in cost of sales as a percentage of net sales was primarily attributable to increased U.S. dollar linked costs. The decrease in cost of sales as a percentage of net sales in Argentina was principally attributable to increased revenues together with the lower cost of certain raw materials.

     Gross Profit

     Gross profit in 2001 decreased slightly by 0.5% to Ch$ 184,275 million, or 37.1% of net sales, compared to Ch$ 186,594 million, or 39.5% of net sales, in 2000. The decrease in gross profit as a percentage of net sales was attributable principally to lower margins in our Brazilian operations.

     Administrative and Selling Expenses

     Administrative and selling expenses (SG&A) decreased slightly by 1.2% to Ch$ 126,774 million in 2001 (25.5% of net sales) compared to Ch$ 128,357 million (27.2% of net sales in 2000.) As a percentage of net sales our Chilean operations had SG&A expenses of 21.8% in 2001, compared to 21.5% in 2000; the Brazilian operations had SG&A expenses of 27.3% in 2001 compared to 33.0% in 2000; and the Argentine operations had SG&A expenses of 28.6% in 2001 compared to 29.6 % in 2000.

     In Chile, SG&A expenses as a percentage of net sales increased principally due to increased depreciation and freight costs. In Brazil, SG&A expenses as a percentage of net sales decreased 10.0%, principally as a result of the higher net sales, resulting from the additional volumes of the NVG operation, explained previously, together with a lower proportionate increase in SG&A expenses associated with these additional volumes. In Argentina, although SG&A expenses increased 7.3%, SG&A expenses as a percentage of sales decreased principally due to higher revenues.

     Operating Income

     Operating income decreased 1.3% in 2001 to Ch$ 57,501 million in 2001, or 11.6% of net sales, compared to Ch$ 58,237 million, or 12.3 % of net sales in 2000.

     Non-operating Income (Expense), Net

     The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:



                                                                                          Year ended December 31,
                                                                                        ---------------------------
                                                                                        2000                   2001
                                                                                        ----                   ----
                                                                                             (millions of Ch$)

Financial income...........................................................        Ch$     25,639         Ch$     33,452
Share of income (loss) from affiliated companies...........................                (1,359)                (1,407)
Other non-operating income.................................................                 2,321                 31,038
Amortization of goodwill...................................................                (6,490)               (11,034)
Financial expenses.........................................................               (21,396)               (34,184)
Other non-operating expenses...............................................               (17,925)               (26,938))
Price-level restatement and exchange gains.................................                (3,572)                (6,920)
Non-operating income (expense), net........................................        Ch$    (22,782)        Ch$    (15,993)
                                                                                   ===============        ===============


     Non-operating income (expense), net was an expense of Ch$15,993 million in 2001, compared to an expense of Ch$ 22,782 million in 2000 representing a 29.8% change from 2000. The lower non-operating expense in 2001 resulted principally from increased non-operating income related to the capital reduction realized in the Argentine operations and which generated a non-cash extraordinary gain (in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants); the gain generated by the joint-venture of Multipack and Cristalerias (see "Item 4. Information on the Company--Part A. History and Development of the Company--History"); together with lower charges related to the restructuring that took place in the Brazilian and Argentine operations. This increase was partially offset by increased goodwill amortization expenses relating to NVG as well as the complete amortization of the packaging operations, increased price level restatement charges resulting from the effect of the devaluation of the Chilean peso over U.S. dollar denominated balance sheet items, and by increased net financial expense which includes a gain of Ch$3,205 million from the tender offer effected in July of 2001, but which was lower than the one time gains recorded on debt repurchases realized the previous year, and thus net financial expense, excluding one-time items decreased to Ch$1,337 million from Ch$1,682 million as a result of lower interest on debt restructured during the year.

     Income Taxes

     Income taxes in 2001 increased 285.1% to Ch$7,427 million compared to Ch$ 1,928 million in 2000. Our effective consolidated tax rate for 2001 was 17.9% compared to 5.4 % in 2000, and is principally explained by the following analysis. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate, unconsolidated basis. The corporate income tax rate in Chile is 15% of income before taxes, and in Brazil and Argentina it is 35% and 37%, respectively, of income before taxes.

     Net Income

     Net income in 2001 was Ch$34,059 million, representing a 1.8% increase compared to 2000.

     Impact of Inflation

     Under Chilean GAAP, we are required to restate non-monetary assets and liabilities, UF and foreign currency denominated assets and liabilities, shareholders' equity and income and expense accounts, to reflect the effect of variations in the purchasing power of the Chilean peso. However, Chilean peso-denominated monetary assets and liabilities are not restated, so inflation has the adverse effect of diminishing the purchasing power of a company's monetary assets, which are not price-level indexed, and has the positive effect of reducing the real value of monetary liabilities. See Note 1(b) of the notes to the Consolidated Financial Statements.

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

     Price-level restatement can have a significant effect on our net income. The size of the price-level restatement for any period will primarily depend on the amount of foreign currency-denominated monetary assets and liabilities and the effect of inflation and the foreign exchange rate on such assets and liabilities. Periods of both moderate inflation and depreciation of the Chilean peso against the U.S. dollar will tend to result in a modest amount of price-level restatement. Conversely, the real appreciation of the Chilean peso generally leads to a high amount of price-level restatement. Given the unpredictable nature of the foreign exchange markets and, to a lesser extent, inflation, there can be no assurance that price-level restatement will continue to be an insignificant component of net income or that it will not result in income statement expense in the future.

     During the third quarter of 1998, Technical Bulletin No. 64 was approved and applied retroactively to January 1, 1998. In our case, such bulletin required a return to accounting in U.S. dollars for all investments outside Chile. This methodology has an immaterial effect on results for the period and requires that the exchange rate difference be recorded in a reserve sub-account of shareholders' equity.

     The following table sets forth, for the periods indicated, variations among the CPI, UF and U.S. dollar:


                                                                                        Year ended December 31,
                                                                                 -------------------------------------
                                                                                 2000             2001            2002
                                                                                 -------------------------------------

CPI variation...........................................................          4.7%                3.1%             3.0%
UF variation............................................................          4.7%                3.1%             3.0%
U.S. dollar variation...................................................          8.2%               14.1%             9.7%

     The effects of price-level restatement are summarized below:

                                                                                        Year ended December 31,
                                                                                 -------------------------------------
                                                                                 2000             2001            2002
                                                                                 -------------------------------------
                                                                                           (millions of Ch$)
                                                                                 -------------------------------------
Shareholders' equity....................................................     Ch$ (17,962)     Ch$ (10,871)     Ch$  (9,721)
Liabilities.............................................................          (5,274)          (8,637)           7,756
Property, plant and equipment...........................................           4,361            2,819            2,398
Other assets............................................................          11,554            7,883            6,767
                                                                             -----------      -----------      -----------
Balance sheet adjustments...............................................          (7,321)          (8,806)           5,738
Income statement adjustments............................................          (1,388)            (976)          (1,457)
Foreign exchange (losses) gains.........................................           5,138            2,863           23,972
                                                                             -----------      -----------      -----------
Price-level restatement and exchange gains..............................     Ch$   3,571      Ch$  (6.919)     Ch  $16,777
                                                                             ===========      ===========      ===========

Impact of Foreign Currency Fluctuations

     We have numerous raw materials, including, without limitation, sugar, resin, and aluminum in producing beverages and containers. We purchase these raw materials from both domestic and international suppliers. See "Item 4. Information on the Company--Part B. Business Overview--Raw Materials and Supplies." Because we often are required to purchase raw materials in the international markets using U.S. dollars, we are subject to local currency risk in each country where we have operations. If the Chilean peso, Brazilian real or Argentine peso were to lose value against the U.S. dollar, the cost of certain raw materials could rise significantly, which, in turn, could adversely affect our net income. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.

     In Chile we had a positive impact of foreign currency fluctuation in 2002 in the amount of approximately Ch$23,972 million and Ch$2,863 million in 2001, due to our active position in dollars amounting to a total of approximately US$300 million. In Argentina and Brazil we recognized losses amounting in the aggregate to ThCh$ 10,337,190 in 2001 and ThCh$ 6,997,631 in 2002. These result from the application of the Argentine and Brazilian exchange rates in the currency conversion undertaken in our financial statements as of December 31, 2001 and 2002, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.

     Please refer to "Item 3. Key Information--Risk Factors--Risks Relating to the ADSs and the Shares" and "Item 10. Additional Information," for a discussion of governmental political factors that could materially affect investments by U.S. shareholders. Further reference in this respect is made to the factors discussed under "Item 3. Key Information--Risk Factors--Risks Relating to Chile--Exchange Controls and Withholding Taxes May Limit Repatriation of Your Investment." For a discussion of governmental economic, fiscal, monetary and political policies that could materially affect the Company's operations, see "Item 3. Key Information--Risk Factors--Risks Relating to Chile," "--Risks Relating to Brazil" and "--Risks Relating to Argentina."

Liquidity and Capital Resources

Capital Resources

     Our principal liquidity and capital resource requirements are used to finance customer accounts receivables, inventories and capital expenditures as well as to implement strategic and geographic expansion plans. Our primary sources of liquidity have been funds from (i) operations, (ii) public equity offerings and privately negotiated share subscriptions, (iii) borrowings from commercial banks, both internationally and within each of Chile, Brazil and Argentina, and (iv) debt offerings in the Chilean and foreign capital markets.

     Our management believes that we, through these sources, have sufficient financial resources available to maintain its current operations and provide for its current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends to stockholders. The amount and frequency of future dividends will be determined by our Board of Directors in light of our earnings and financial condition at such time, and we cannot assume you that dividends will be declared in the future.

     At December 31, 2002, our total liabilities (excluding minority interest) were Ch$301,454 million, representing a 7.8% decrease compared to December 31, 2001. The decrease in total liabilities resulted principally from a reduction in short term debt with banks. At December 31, 2002, our long term liabilities included (i) long-term bank debt (excluding the current portion thereof) of Ch$59,582 million, (ii) long-term bond debt (excluding the current portion thereof) of Ch$136,687 million, (iii) long-term notes outstanding of Ch$68 million, and (iv) other long-term accrued liabilities and provisions of Ch$17,497 million, for a total of Ch$213,834 million of long-term liabilities compared to total long-term liabilities of Ch$225,429 million at December 31, 2001.

         Our short term liabilities, as of December 31, 2002 included (i) short-term bank debt of Ch$6,985 million, (ii) current portion of long-term bank liabilities of Ch$2,535 million, (iii) current portion of long-term bond debt of Ch$7,516 million, (iv) trade accounts payable of Ch$29,396 million,
(v) notes payable to related companies of Ch$9,214 million, and (vi) other short-term liabilities, principally provisions and withholdings, for Ch$31,974 million, for a total of Ch$87,620 million of short-term liabilities compared to total short-term liabilities of Ch$101,676 million at December 31, 2001.

         The following table summarizes our contractual obligations and commercial commitments as of December 31, 2002:

                                                                           Payments Due by Period
                                                    -----------------------------------------------------------------------------
                                                                    Years             Years             Years          After 10
                                                               January, 2004 -   January, 2006 -   January, 2008 -  After January
                                                    Total      December 2005     December 2007     December 2012        2013
                                                    -----------------------------------------------------------------------------

Contractual obligations
    Long-term bank liabilities (1)                 59,582,040          847,244        58,734,796              0                0
    Bonds payable (2)                             136,686,927                0        66,333,683     18,280,640       52,072,604
    Trade accounts payable and notes payable           67,576           67,576                 0              0                0
    Other accrued liabilities                       9,274,827        6,881,118                 0        412,063        1,981,646
    Deferred income taxes                           1,929,520           64,166                 0              0        1,865,354
    Other long-term liabilities                     6,292,923          173,391           127,942      5,991,590                0
                                                --------------------------------------------------------------------------------
Total contractual obligations                     213,833,813        8,033,495       125,196,421     24,684,293       55,919,604
                                                ================================================================================

(1) See Note 12 (b) to the Consolidated Financial Statements for additional information.
(2) See Note 13 to the Consolidated Financial Statements for additional information.


Investing Activities

     Additions to property, plant and equipment during 2002 were Ch$23,841 million. Capital expenditures during 2002 were funded with cash flow from operations and from borrowings under our available lines of credit.

     At the end of 2002, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. Our management anticipates that additions to property, plant and equipment in 2003 will be in the range of US$37 million and plans to fund such additions through cash flows from operations and our available lines of credit.

     We believe that, to the best of its knowledge, cash flow generated by operations, cash balances, available lines of credit, including from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

Financing Activities

     As of December 31, 2002, we had Ch$249,172 million in cash and cash equivalents that includes cash invested in time deposits and other short-term and long-term investments from the proceeds of the issuance of the Yankee Bonds and Local Bonds not included as cash equivalents for purposes of Chilean GAAP. As of that date, we had approved short-term credit lines in an amount equivalent to approximately Ch$77,268 million (US$107.5 million). The aggregate unused portion of such lines of credit at that date was equivalent to Ch$72,126 million (US$100.4 million).

     As December 31, 2002, our debt ratings of current bonds are as follows:

                                               Long-Term Debt
                                               --------------

Bonds issued in the US market
Standard and Poor's                                BBB+
Fitch Ratings                                      A-

Bonds issued in the local market
Fitch Chile                                        AA-
Feller & Rate                                      AA

     In 2002, the principal uses of cash were investments in fixed assets of Ch$23,841 million and dividend payments of Ch$58,780 million. In 2001, the principal uses of cash were investments in fixed assets of Ch$23,294 million, and dividend payments of Ch$60,306 million.

Off-Balance Sheet Arrangements

     Reference is made to Note 17(a) to the Consolidated Financial Statements for details on our off-balance sheet arrangements regarding direct and third party guarantees which, upon their exercise, would result in a liability of or a claim by us, as applicable, that is not currently reflected on our balance sheet.

U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they related to us are (i) inflation accounting under Chilean GAAP, which has not been reversed in the reconciliation to U.S. GAAP, (ii) the accounting treatment of the acquisition of Inti and Cipet by us and the subscription of

24,000,000 shares of Common Stock by The Coca-Cola Company, (iii) the revaluation and depreciation of certain property, plant and equipment on the basis of a technical appraisal, (iv) different goodwill amounts and differences in amortization for goodwill, (v) the treatment of mandatory minimum dividends, (vi) difference in accounting for investments in related companies and (vii) the accounting for deferred income taxes. Note 23 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders' equity.

     Net income after reconciliation to U.S. GAAP was Ch$2,582 million higher in 2000, Ch$23,533 million lower in 2001 and Ch$8,944 million higher in 2002, in each case than net income as reported under Chilean GAAP for each respective year. See Note 23(n) of the notes to the Consolidated Financial Statements. Under Chilean GAAP, shareholders' equity at December 31, 2001, was Ch$383,255 million, compared to Ch$367,323 million under U.S. GAAP, representing a difference of 4.2%. Under Chilean GAAP, shareholders' equity at December 31, 2002 was Ch$369,125 million, compared to Ch$357,191 million under U.S. GAAP, representing a difference of 3.2%.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

     We are managed by executive officers under the direction of our Board of Directors (the "Board") which, in accordance with our estatutos, must consist of seven regular directors and seven alternate directors. Each director is assigned a specific alternate director. Directors need not be shareholders. The entire Board is reelected every three years at the ordinary shareholders' meeting. Cumulative voting is permitted for the election of directors. The prior Board, which had authorization from the shareholders, appointed the current Board. In the event of a vacancy, the designated replacement director fills the vacancy for the remaining period of the director's term. If the alternate director is unable or unwilling to serve, the Board may appoint a replacement to fill the vacancy, and the entire Board must be elected or re-elected at the next regularly scheduled shareholders' meeting.

     Our Board has regularly scheduled meetings at least once a month, and extraordinary meetings are convened when called by the Chairman or when requested by one or more directors. The quorum for a Board meeting is established by the presence of an absolute majority of the members of the Board without taking alternate members into consideration (unless the principal member is absent). Resolutions are passed by the affirmative vote of an absolute majority of those directors present at the meeting, with the Chairman determining the outcome of any tie vote.

     Our Board has an executive committee (the "Executive Committee") which has executive managerial oversight over our day-to-day management and operations. The Executive Committee meets on a weekly basis. Our executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

     Auditors Committee:

     By resolution approved at the ordinary shareholders' meeting held April 17, 2001, and in accordance with the requirements of Law No. 19,705, we established a committee of the Board of Directors that is charged with monitoring the activities of the management more closely than in the past. This Committee is comprised of directors Jose Antonio Garces, Jaime Said and Enrique Vicuna, the chairman of the committee, and by their respective alternates.

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

     (iv) To examine the system of remuneration and compensation used for the principal managers and executives.

      (v) Any other matter required by the law, the shareholders or the Board of Directors for the fulfillment of these obligations. For these purposes, the Committee met on March 1, July 29, September 12, November 25 and December 12, 2002 and discussed the Company's balance sheets, other financial statements and the systems implemented by the internal auditors. It reviewed the information submitted by the external auditors and several contingencies occurring in the different countries where the Company operates. Changes in the U.S. regulations on foreign issuers that trade their shares in the United States were also analyzed.

The compensation for directors that are members of the committee has been fixed at 20 UF (Unidades de Fomento) for both ordinary and special meetings that such directors attend.

     Our directors and executive officers as of December 31, 2002, are as follows:

Directors
---------
Jose Said S. (1)(5)                     Chairman
Jose Antonio Garces Silva (2)           Vice Chairman
Glenn Jordan Schoenbohm                 Director
Felipe Larrain Bascunan                 Director
Alberto Hurtado F                       Director
Jaime Said D. (3)(5)                    Director
Enrique Vicuna V. +                     Director
Arturo Majlis A.                        Alternate Director to Mr. Hurtado F.
Jorge Hurtado Garreton                  Alternate Director to Mr. Jordan
Salvador Said S. (1)(3)(4)              Alternate Director to Mr. Said S.
Ernesto Bertelsen R.                    Alternate Director to Mr. Larrain
Jose Antonio Garces S., Jr. (2)         Alternate Director to Mr. Garces S., Sr.

Gonzalo Said H. (1)(3)(4)               Alternate Director to Mr. Said D.
Mario Diez U.                           Alternate Director to Mr. Vicuna

The term for which these directors have been elected ends on April 2004.

Senior Executives
-----------------

Jaime Garcia Rioseco                    Chief Executive Officer
Michael Cooper Allan                    Chief Operating Officer
Osvaldo Garay A.                        Chief Financial Officer
Pedro Pellegrini R.                     Chief Legal & Communications Officer
Gonzalo Vergara D.                      Chief Packaging Division & Global
                                          Procurement Officer
Raul Ramirez V.                         Chief Technical Officer
German Garib                            Chief Information Officer
Renato Ramirez                          General Manager of Chilean Soft Drink
                                          Operation
Carlos Lohmann                          General Manager of Refrescos
Alejandro Feuereisen                    General Manager of EDASA
Cesar Vargas                            General Manager of Vital
Cristian Valdivieso                     General Manager of Cipet
--------------

(1) Jose Said S. is the father of Salvador Said S. and the uncle of Gonzalo Said H.
(2)  Jose Antonio Garces S., Sr. is the father of Jose Antonio Garces S., Jr.
(3) Jaime Said D. is the father of Gonzalo Said H. and the uncle of Salvador Said S.
(4)  Salvador Said S. is the cousin of Gonzalo Said H.
(5)  Jaime Said D. is the cousin of Jose Said S.
+    Elected by holders of Series B shares.

     Mr. Jose Said Saffie is the Chairman of the Board of Directors of Andina and he has been a member of the Company since October of 1985. Mr. Said is also a partner and a director of Inversiones Freire Limitada, the investment group that controls Andina. Mr. Said is Chairman of BBVA Banco BHIF and has been on our board since 1994. Mr. Said is President of Parque Arauco and has held this position since May of 1995. Mr. Said has also been member of the Board of Directors of Envases del Pacifico since May of 1994. Mr. Said studied law at the University of Chile.

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

     As of November 2000 Mr. Glenn Jordan has been and continues to be the President of the South Latin America Division of The Coca-Cola Company, comprised of Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay. Mr. Jordan has been a member of the Board of Directors of Andina since April 2001. Mr. Glenn Jordan joined The Coca-Cola Company in March 1978. He occupies several positions within The Coca-Cola Company in Colombia, the United States, Brazil and Argentina. He is also on the board of directors of a number of other bottling companies, such as Embonor S.A. and Montevideo Refrescos S.A. Mr. Jordan became the Executive Vice President and Operations Director of Coca-Cola Latin America effective January 9, 2003.

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

     Mr. Jaime Said is a member of the Board of Directors of Andina. Mr. Said has been related to the Company since August 1985. Mr. Said is also a partner and director of Inversiones Freire Limitada, the investment group that controls Embotelladora Andina.

     Mr. Enrique Vicuna is a member of the Board of Directors of Andina and at present is Chairman of Las Rozas Foundation. Mr. Vicuna was General Manager of Andina from 1985 to 1990.

     Mr. Arturo Majlis is an alternate director of Andina.

     Mr. Jorge Hurtado G. joined Andina in 1969. Mr. Hurtado became marketing manager before joining the South America Division of The Coca-Cola Company as country manager for Chile in 1983. Mr. Hurtado became region manager for Chile, Paraguay and Bolivia in 1987 before moving to the Southwestern European Division as deputy division manager in 1990. Mr. Hurtado returned to Latin America as deputy division manager of the Andean Division in 1993. In 1996, Mr. Hurtado was appointed president and chief operating officer of Coca-Cola and Hit de Venezuela, a position he held until the Hit business was purchased by Panamco in 1997. In August 1997, Mr. Hurtado joined the Latin America Group staff as deputy to the Group President and in January 1998 he was appointed President of the Andean Division. In May 2000, Mr. Hurtado retired from The Coca-Cola Company and is now handling his own business.

     Mr. Salvador Said is currently serving as an alternate director of Andina. Mr. Said is director of Edelpa S.A., Parque Arauco S.A., BBVA Administradora de Fondos Mutuos BHIF S.A. and BHIF Administradora de Fondos de Inversion S.A. Mr. Said is also GLT of World Economic Forum.

     Mr. Ernesto Bertelsen is an alternate director of Andina. Mr. Bertelsen has been affiliated with the Company since 2000. Mr. Bertelsen has been Chairman of BHIF Asesorias Financieras (1999), BBVA Sociedad de Leasing Immobiliario BHIF S.A. (1999), and Comandari S.A. (1989-1993). Mr. Bertelsen has also been the director of BBVA Banco BHIF (2001); Continental Bank (1986) and Industrias Forestales S.A. (1985-1987).

     Mr. Jose Antonio Garces Jr. is General Manager of Inversiones San Andres Ltda. (Investment Company), alternate director of Andina, director of Banvida S.A. and director of Immobiliaria Las Brisas de Chicureo S.A.

     Mr. Gonzalo Said is an alternate director of Andina, director of BBVA Administradora de Fondos Mutuos BHIF S.A. and BHIF Asesorias y Servicios Financieros S.A. and executive vice president of several investment companies.

     Mr. Mario Diez serves as a Director in Texaco Chile S.A., San Cristobal Sheraton S.A., ITT Fluid Technology, Minera Cerro Colorado S.A. and Andina. He is a partner at the law firm of Cariola, Diez & Perez Cotapos.

     Mr. Jaime Garcia is Chief Executive Officer of Andina. Mr. Garcia joined the company on 1977 as head of the research-studies department. In 1978, he was appointed general manager of Embotelladora Talca (today part of Williamson Balfour). In 1979, Mr. Garcia was appointed general manager of Embotelladora Concepcion (part of Williamson Balfour). In 1983, he became financial manager of Andina, a position that he held until 1987, when he was appointed general manager of ISASA (a subsidiary of Andina). In 1990, Mr. Garcia was appointed general manager of Andina, a position which he held until 1993, when he became the Company's Chief Executive Officer.

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

     On October 31, 2002, Mr. Osvaldo Garay was appointed Chief Financial Officer of the Company, previously he held the position of Chief Controlling Officer of Andina and has been with the Company since 1997. Prior to his tenure at Andina he held a similar position with Grupo Claro.

     Mr. Pedro Pellegrini is the Chief Legal & Communications Officer of Andina and has been with the Company since 1995. From 1986 to 1992, Mr. Pellegrini worked at Carey & Cia., the largest law firm in Chile. From 1992 to 1995, Mr. Pellegrini served as a Vice-president of Citibank, N.A. and Citicorp-Chile and was in charge of legal corporate matters. In June 1995, Mr. Pellegrini was hired by Andina as the Company's General Counsel.

     Mr. Gonzalo Vergara is the Chief Procurement Officer and the Packaging Division Corporate Manager for Andina. Mr. Vergara has been with the Company since August of 1996. Mr. Vergara was previously Credit Manager and Manager of Development of Almacenes Paris S.A. from July 2000 to the present, Mr. Raul Ramirez has held the position of Chief Technical Officer at the corporate offices of Andina, reporting directly to the Chief Operating Officer. Mr. Raul Ramirez held the position of Deputy Manager of Operations in the Andina plant from August 1969 until August 1995. In 1995, Mr. Ramirez was promoted to Corporate Manager of Engineering, a position that he held until December of 1996. In January of 1997 Mr. Ramirez was transferred to our operations in Argentina - Cordoba, EDASA, acting as Technical Manager until July 2000.

     Mr. German Garib is the Chief Information Officer of Andina and has been with the Company since 1998. Previous to his tenure at Andina, he was the Marketing Manager of IBM Chile.

     Mr. Renato Ramirez is the General Manager of Andina (Soft Drink Operations) and has been with the Company since 1979. Mr. Ramirez began working as the head of the Budget and Costs Department and, in 1980, was appointed Planning Assistant Manager. From January 1988 to August 1990, he was the Commercial Manager of Embotelladora Williamson Balfour. From September 1990 to October 1992, Mr. Ramirez served as Marketing Manager for Telephone Company of Chile. In August of 1993, Mr. Ramirez returned to Andina as Commercial Manager, a position that he held until 1997.

     Mr. Carlos Lohmann is the President of Refrescos, a subsidiary of Andina, and has been with the Company since August 1997. He began his professional career in 1970 at IBM Brasil and throughout his approximately 25 year career at IBM, served in different positions, including Human Resources Manager, Commercial Operations Support Manager, Branch Office Operations Manager, Director of Customer Services in Brazil and in New York, Director of Customer Financing and General Manager of IBM Leasing. In 1992, he was appointed General Manager of the PC Company, a joint venture between IBM and Machline Group, in Sao Paulo, and in 1995 he was appointed General Manager of the PC Company in Florida, U.S.

     Mr. Alejandro Feuereisen serves as General Manager of Embotelladora del Atlantico S.A. From September 1995 to July 1998, Mr. Feuereisen was Commercial Manager of Embotelladora del Atlantico S.A.. From 1993 to 1995, Mr. Feureisen was a Sales Manager at Andina and from 1981-1992 was an officer at Citibank, Santiago de Chile. During the last three years Mr. Feuereisen was Vice-President of the International Financial Institutions Group. From 1977 to 1980, Mr. Feuereisen served as Financial Analyst at Leasing Andino S.A., a subsidiary of Banco de Chile.

     Mr. Cesar Vargas is the General Manager of Vital S.A. (Juices and Mineral Water Operations) and has been with the Company since 1978. Mr. Vargas began working as project engineer and Head of Electric Maintenance, and in 1985 was appointed Head of the Juice Division Plant in Santiago of Industrial Sud Andina S.A., a former subsidiary of Embotelladora Andina S.A., later on becoming Deputy Production Manager of the Juice and Mineral Water Division. In 1992, Vital S.A. was created and Mr. Vargas is appointed Operations Manager, a position that he held until 1998, when he was appointed General Manager.

     Mr. Cristian Valdivieso is the General Manager of Cipet (Argentine Packaging Operations) and has been with the Company since 2001. Mr. Valdivieso previously was General Manager of Embotelladoras Coca-Cola Polar. Mr. Valdivieso has been working within The Coca-Cola system since 1975, with posts held in Colombia, Argentina and Chile.

Compensation

     Directors and alternate directors are paid an annual fee for attendance to Board meetings. The total compensation paid to each director or alternate director during 2002, which was approved by our shareholders, was as follows:



                                                    Compensation as Director
                                                     or Alternate Director
                                                    ------------------------
                                                     (millions of Ch$)(1)

Alberto Hurtado F..................................          78.0
Arturo Majlis A....................................          15.6
Enrique Vicuna V...................................          40.7
Ernesto Bertelsen R................................          15.6
Felipe Larrain B. .................................          39.0
Glenn Jordan S. ...................................          39.0
Gonzalo Said H.....................................          17.3
Jaime Said D.......................................          78.0
Jorge Hurtado G. ..................................          15.6


                                                    Compensation as Director
                                                     or Alternate Director
                                                    ------------------------
                                                     (millions of Ch$)(1)

Jose Antonio Garces S. Sr. ........................          79.7
Jose Antonio Garces S. Jr. ........................          15.6
Jose Said S........................................          78.0
Mario Diez U. .....................................          15.6
Salvador Said S. ..................................          15.6

(1) The amounts paid to each director and director's alternate for attendance at Board meetings varies in accordance with the position held and the time period during which such position was held.

     For the year ended December 31, 2002, the aggregate amount of compensation we paid to all directors and executive officers was Ch$2,257 million of which Ch$1,713 million was paid to the our executive officers. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual executive officers. We do not maintain any pension or retirement programs for our directors or executive officers. See "--Employees."

Employees

     On December 31, 2002, we had approximately 3,946 employees, including 1,372 in Chile, 1,263 in Brazil, and 1,355 in Argentina, of which 233, 2 and 307, respectively, were temporary employees. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand. On December 31, 2002, approximately 36.4%, 5.5% and 66% of our employees in Chile, Brazil and Argentina, respectively, were members of unions. Management believes that we generally have good relations with its employees.

     Pursuant to the collective bargaining agreement in Chile, employees dismissed without cause are entitled to severance pay equal to one month's salary for every year of employment. We have made the required provisions for labor-related expenses according to approved accounting regulations. We contribute to a national health insurance system of government and privately operated facilities and do not contribute to pension funds because employees are subject to mandatory contributions to such funds or, for certain older employees, government-sponsored pension funds.

     Other than a four-day strike in June 1997, we have not experienced work stoppages in Chile in the past 20 years. We signed a new collective bargaining agreement with Union No. 3 (which principally represents sales personnel) in 2001. An Early Collective Bargaining Agreement was entered into in March 2003 with the leaders of Unions No. 1 (workers) and No. 2 (employees) as well as with workers of our subsidiary Transportes Andina Refrescos Ltda. The purpose was to close the Collective Agreement for the period 2003-2005 early. The terms of the outstanding collective agreement were maintained, with some additional benefits.

     In Brazil, collective bargaining agreements are negotiated on an industry-wide basis, though individual companies can negotiate special terms for their affiliates that apply to all other employees in each state where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Rio de Janeiro Refrescos Ltda., there are five collective bargaining agreements currently in force: (1) two agreements for employees in the State of Rio de Janeiro: (a) one agreement with the Drinking Industry Employees' Union from October 1, 2002 to September 30, 2003; (b) one with the Salesmen Union from October 1, 2002 to September 30, 2003; (2) one agreement for employees in the State of Minas Gerais with the Foodstuff Industry Employees' Union from May 1, 2002 to April 30, 2003; and (3) two agreements for employees in the State of Espirito Santo: (a) one agreement with the Haulers' Union from July 1, 2002 to June 30, 2003; (b) one agreement with the Salesmen Union from December 1, 2002 to November 30, 2003. Such agreements do not require us to increase wages on a collective basis. Only selected increases were granted, mainly in the manufacturing area. We provide benefits to our employees according to relevant legislation and to the collective bargaining agreements. Refrescos experienced its most recent work stoppages in January and in October 1990, for eight days in each case.

     In Argentina, 67% of Edasa's employees are represented by local workers' unions associated with a national federation of unions since they are included in collective bargaining agreements. The Chamber of Non-Alcoholic Bottling Companies (the "Chamber") and the Federation of Unions of Non-Alcoholic Bottlers are parties to collective bargaining agreements that expired in April 1997 but which continue in effect until renegotiated.

     Argentine law requires severance payments upon dismissal without cause, calculated on the basis of one-month pay for each year of employment or a fraction thereof longer than three months. Employees hired after October 2, 1998, have a different severance payment system based on 1/12 of their monthly salary per month of service. Both severance payments are subject to maximum and minimum amounts. On January 6, 2001, the Argentine government, as a result of the Argentine economic emergency, declared Law 25,561 which is designed to seriously limit dismissals of employees by employers for 180 days (the effects of these limits have been extended until March 2003 under resolution
No. 883/02 of the government). Employers, however, may still dismiss their employees if they are willing to pay employees double, and if they hired them since January 2003, this resolution does not apply. Decrees 883/02 and 662/03 extended this dismissals' limitation until the end of June 2003.

     In 1999 Edasa completed a new plant in the Province of Cordoba with the latest technological advances and consolidated its operations in the new plant. During July, 2002, Edasa performed a restructuring process which aimed to transform its productive centers in the Provinces of Santa Fe and Mendoza into logistic centers and at centralizing its production in the Province of Cordoba. Consolidated operations and centralized production in the new plant resulted in greater than normal labor turnover. Both, the consolidation and the centralization processes, resulted in extraordinary one-time labor costs.

     As of December 31, 2002, Edasa had no pension fund liabilities. Employees contribute, on the basis of automatic withholding, to either the privately administered retirement funds or to the government social security system. Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees.

Share Ownership of Directors, Members of the Auditors Committee and Senior Executives

     The following tables set forth the amount and percentage of our shares beneficially owned by our directors, members of the Auditors Committee and senior executives as of December 31, 2002.

(1) The Director Mr. JOSE ANTONIO GARCES SILVA (senior) holds shares of Andina as follows:

    o As direct share ownership, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                        49,600                         0.01%
             ---------------------------------------------------------------

    o As indirect share ownership through other companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                     8,224,933                         2.16%
             ---------------------------------------------------------------

    o As beneficial owner, through Dolovan Finance Inc, foreign company which holds a 25% stake in the controlling shareholders Inversiones Freire Limitada and Inversiones Freire Dos Limitada, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series A Shares             % Series A Shares
             ---------------------------------------------------------------
                                    50,001,651                        13.15%
             ---------------------------------------------------------------

    o As beneficial owner, indirectly through Dolovan Finance Inc, and this through other Chilean companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                    18,462,219                         4.86%
             ---------------------------------------------------------------

(2) The Director Mr. ALBERTO HURTADO FUENZALIDA holds shares of Andina as follows:

    o As direct share ownership, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                        49,600                         0.01%
             ---------------------------------------------------------------

    o As indirect share ownership through other companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                     2,335,849                         0.61%
             ---------------------------------------------------------------

    o As beneficial owner, through Hydra Investments and Shipping Corp, foreign company which holds a 25% stake in the controlling shareholders Inversiones Freire Limitada and Inversiones Freire Dos Limitada, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series A Shares             % Series A Shares
             ---------------------------------------------------------------
                                    50,001,651                        13.15%
             ---------------------------------------------------------------

    o As beneficial owner, indirectly through Hydra Investments and Shipping Corp, and this through other Chilean companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                    24,992,862                         6.57%
             ---------------------------------------------------------------

(3) The Director Mr. JOSE SAID SAFFIE holds shares of Andina as follows:

    o As direct share ownership, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                        49,600                         0.01%
             ---------------------------------------------------------------

    o As indirect share ownership through other companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                     8,918,079                         2.35%
             ---------------------------------------------------------------

    o As beneficial owner, through Ledimor Financial Corp., foreign company which holds a 25% stake in the controlling shareholders Inversiones Freire Limitada and Inversiones Freire Dos Limitada, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series A Shares             % Series A Shares
             ---------------------------------------------------------------
                                    50,001,651                        13.15%
             ---------------------------------------------------------------

    o As beneficial owner, indirectly through Ledimor Financial Corp., and this through other Chilean companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                    13,209,000                         3.47%
             ---------------------------------------------------------------

(4) The Director Mr. JAIME SAID DEMARIA holds shares of Andina as follows:

    o As direct share ownership, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                        49,600                         0.01%
             ---------------------------------------------------------------

    o As indirect share ownership through other companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                       219,333                         0.06%
             ---------------------------------------------------------------

    o As beneficial owner, through Wilsim Corporation, foreign company which holds a 25% stake in the controlling shareholders Inversiones Freire Limitada and Inversiones Freire Dos Limitada, the following shares and percentage

             ---------------------------------------------------------------
                     Amount of Series A Shares             % Series A Shares
             ---------------------------------------------------------------
                                    50,001,651                        13.15%
             ---------------------------------------------------------------

    o As beneficial owner, indirectly through Wilsim Corporation, and this through other Chilean companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                    31,194,399                         8.21%
             ---------------------------------------------------------------

(5) The alternate Director Mr. JOSE ANTONIO GARCES SILVA (junior) holds shares of Andina as follows:

    o As indirect share ownership through other companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                      1,536,141                        0.40%
             ---------------------------------------------------------------

(6) The alternate Director Mr. SALVADOR SAID SOMAVIA holds shares of Andina as follows:

    o As indirect share ownership through other companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                      4,584,149                        1.21%
             ---------------------------------------------------------------

(7) The alternate Director Mr. GONZALO SAID HANDAL, holds shares of Andina as follows:

    o As indirect share ownership through other companies, the following shares and percentage:

             ---------------------------------------------------------------
                     Amount of Series B Shares             % Series B Shares
             ---------------------------------------------------------------
                                      4,458,743                        1.17%
             ---------------------------------------------------------------

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2002, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

                                                                             % of Series A                     % of Series B
Shareholder                                                    Series A          Shares          Series B        Shares(1)
-----------                                                    --------      -------------       --------      -------------


Freire.................................................        200,006,603        52.61%         181,469,184        47.74%
The Bank of New York(2)................................        53,914,488         14.18          77,554,710         20.40
The Coca-Cola Company, directly
  or through subsidiaries .............................        41,962,864         11.04          41,962,864          1.04
AFPs as a group........................................        52,519,036         13.82          15,761,615          4.15
Principal foreign mutual funds as a group..............        13,832,499          3.64          16,538,536          4.35


(1) The ownership percentages listed above reflect the voting and economic interests of Andina's shareholders.
(2)  Acting as depositary for the ADRs.

     Freire holds a controlling interest in Andina. Freire is beneficially owned in equal interests by Messrs. Jaime Said D., Alberto Hurtado F., Jose Said S. and Jose Antonio Garces S., each of whom is also a director of Andina. Accordingly, each Freire partner may be deemed the beneficial owner of all of the interests in shares owned by Freire. Pursuant to an agreement among partners, dated May 29,

1992, which shall remain in effect for so long as Freire is in existence, each partner in Freire shall not, except as set forth below, dispose of his pro rata portion of the shares of our stock. Any interest held by a partner in excess of such pro rata portion may be disposed of freely. With regard to any sales of shares that would cause such partner's holding to fall below his pro rata portion, the selling partner must grant to the other partners a right of first refusal with respect to all interests of which he wishes to dispose. The four Freire partners also have agreed to rotate the position of Chairman of the Board among themselves annually with Mr. Jose Said (senior), as the current chairman.

     At an extraordinary shareholders' meeting held on September 30, 1996, our shareholders approved the Reclassification whereby each outstanding share of Common Stock was replaced by one newly issued Series A Share and one Series B Share. Series A Shares have full voting power and are entitled to elect six of seven regular and alternate directors. Series B Shares have no voting power but for the power to elect one regular and one alternate director, and are entitled to a preferred dividend equal to 10% more than any dividends for Series A Shares. The Reclassification was consummated on April 27, 1997. See "Item 4. Information on the Company--Part A. History and Development of the Company--History."

     In connection with The Coca-Cola Company's investment in Andina, the Coca-Cola shareholders and Freire entered into a Shareholders' Agreement dated September 2, 1996 (the "Shareholders' Agreement"), providing for certain restrictions on the transfer of shares of Andina capital stock by the Coca-Cola Shareholders and Freire. Specifically, Freire is restricted from transferring its Series A Shares without the prior authorization of The Coca-Cola Company. The Shareholders' Agreement also provides for certain corporate governance and other matters, including the right of the Coca-Cola shareholders collectively to elect one regular and one alternate member of our Board of Directors so long as The Coca-Cola Company and its subsidiaries collectively own an aggregate of at least 4% of the Series A Shares and, if such ownership falls below 4%, The Coca-Cola Company and its subsidiaries fail to increase its ownership to at least 4% within the succeeding twelve months. In addition, in related agreements, Freire granted the Coca-Cola shareholders an option, exercisable upon the occurrence of certain changes in the beneficial ownership of Freire, to acquire, all but not part, of our Series A Shares held by Freire at a price and in accordance with procedures established in such agreements.

     The total number of registered ADR holders Andina had at December 2002 was 29 (14 in the Series A ADRs and 15 in the Series B ADRs). At December 31, 2002, the ADRs represented 17.3% of the total number of our issued and outstanding shares. Bank of New York, as Depositary, is the only U.S. shareholder of record.

Related Party Transactions

     In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 10 to our Consolidated Financial Statements. Article 89 of the Ley de Sociedades Anonimas (the "Chilean Companies Law") requires that our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. We are required under Article 89, to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate
Article 89 are liable for losses resulting from such violation. In addition,
Article 44 of the Ley de Sociedades Anonimas, provides that any transaction in which a director has a personal interest or is acting on behalf of a third-party, must be previously approved by the board of directors, which will do so only when it has been informed of such director's interest and the terms of such transaction are similar to those prevailing in the market. According to an amendment introduced to the Chilean Companies Law in December 2000, if the proposed transaction involves amounts considered material, the board must previously declare that such transaction is consistent with equity conditions similar to those prevailing in the market. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluator's final conclusions must be brought to the shareholder's and director's attention for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholder's meeting to solve the matter by a majority of two thirds of the issued voting shares. For the purposes of this regulation, the Chilean companies Law provides that the amount of a proposed transaction will be material when it exceeds 1% of the company's paid in capital and reserves, provided that it also exceeds 2,000 UF, and in any event, when it exceeds 20,000 UF, and even if they are reviewed, there can be no assurance the Agreements will be renewed on the existing terms.

     All resolutions approving such transactions must be reported to the company's shareholders at the next annual shareholder's meeting. Violation of
Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation.

     The violation of article 44 of law 18,046, will not affect the validity of the transaction, but will grant the business entity, the shareholders or interested third parties the right to be indemnified for damages, and to force the director to make reparations to the business entity in an amount equivalent to the benefits that would have been derived for the business entity, absent such negotiations by such director, his relatives, or his representatives, without prejudice of other administrative or criminal sanctions.

     Our management believes, to the best of its knowledge, that it has complied, in all material respects with Article 89 and Article 44 in all transactions with related parties. There can be no assurance, however, that the aforementioned regulations will not be modified in the future.

     Bottler Agreements

     In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts of The Coca-Cola Company entered into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. We are a party to the following bottler agreements: (i) with respect to the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company (the "Chilean Bottler Agreement"), which was due to expire on December 31, 2007;
(ii) with respect to the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil with The Coca-Cola Company as an intervening party (collectively, the "Brazilian Bottler Agreement"), which is due to expire on April 2, 2008; (iii) with respect to the Argentine territory, bottler agreements, between Edasa and The Coca-Cola Company (the "Argentine Bottler Agreements"), which are due to expire on December 10, 2006; and (iv) with respect to the Chilean territory, a bottler agreement entered into between Vital and The Minute Maid Company and a mineral water production and bottling agreement entered into between Vital and C-C Chile (together the "Vital Bottler Agreements") which are due to expire on December 31, 2008 (the Chilean Bottler Agreement, the Brazilian Bottler Agreement, the Argentine Bottler Agreements and the Vital Bottler Agreements, collectively, the "Bottler Agreements"). Bottler Agreements are renewable upon request by the bottler at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration, and even if they are reviewed, we cannot assure you that the agreements will be reviewed on the existing terms.

     The Bottler Agreements provide that we will purchase our entire requirement of concentrates and beverage basis for Coca-Cola Soft Drinks and other Coca-Cola beverages from The Coca-Cola Company and other authorized suppliers. Although under the Bottler Agreements The Coca-Cola Company, in its sole discretion, may set the price of concentrates and beverage basis (among other terms) we, in turn, sets the price of products sold to retailers at its discretion, subject only to certain price restraints.

     We are the sole producer of Coca-Cola Soft Drinks and other Coca-Cola beverages in its franchise territories. Although this right is not exclusive, The Coca-Cola Company has never authorized any other entity to produce or distribute Coca-Cola Soft Drinks or other Coca-Cola beverages in such territories, and we expect that it will not do so in the future, although we cannot assure you to that effect. We have no exclusive right to distribute post-mix beverages.

     The Bottler Agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola Soft Drinks and other Coca-Cola beverages and of any secret formulae used in concentrates.

     All distribution must be in authorized containers. The Coca-Cola Company has the right to approve, at its sole discretion, any and all kinds of packages and containers for beverages, including their size, shape and any of their attributes. The Coca-Cola Company has the authority at its sole discretion to redesign or discontinue any package of any of the Coca-Cola products, subject to certain limitations, so long as Coca-Cola Soft Drinks and other Coca-Cola beverages are not all discontinued. We are prohibited from producing or handling any other beverage products, other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The Bottler Agreements also impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company and prohibit bottlers from distributing Coca-Cola Soft Drinks or other Coca-Cola beverages outside their designated territories.

     The Bottler Agreements require us to maintain adequate production and distribution facilities; inventories of bottles, caps, boxes, cartons and other exterior packaging or materials; to undertake adequate quality control measures prescribed by The Coca-Cola Company; to develop, stimulate, and fully satisfy the demand for Coca-Cola Soft Drinks and other Coca-Cola beverages and to use all approved means, and spend such funds on advertising and other forms of marketing, as may be reasonably required to meet that objective; and to maintain such sound financial capacity as may be reasonably necessary to assure performance by us and our affiliates of our obligations to The Coca-Cola Company. All Bottler Agreements require us annually to submit our business plans for such franchise territories to The Coca-Cola Company, including without limitation, marketing, management, promotional and advertising plans for the ensuing year.

     The Coca-Cola Company has no obligation to contribute to our expenditures derived from advertising and marketing, but it may, at its discretion, contribute to such expenditures and undertake independent advertising and marketing activities, as well as cooperative advertising and sales promotion that would require our cooperation and support. In each of the franchise territories, The Coca-Cola

Company has been contributing approximately 50% of advertising and marketing expenses, but no assurances can be given that equivalent contributions will be made in the future.

     Each bottler is prohibited from, directly or indirectly, assigning, transferring or pledging its Bottler Agreement, or any interest therein, whether voluntarily, involuntarily or by operation of law, without the consent of The Coca-Cola Company, and each Bottler Agreement is subject to termination by The Coca-Cola Company in the event of default by us. Moreover, the bottler may not undergo a material change of ownership or control without the consent of The Coca-Cola Company.

     The Coca-Cola Company may terminate a Bottler Agreement immediately, by written notice to the bottler, in the event that, inter alia, (i) the bottler suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated, dissolved, changes its legal structure, or pledges or mortgages its assets; (ii) the bottler does not comply with instructions and standards established by The Coca-Cola Company relating to the production of its authorized soft drink products; (iii) the bottler ceases to be controlled by its controlling shareholders; or (iv) the terms of the Bottler Agreement come to violate applicable law.

     Either party to any Bottler Agreement may, with 60 days' notice thereof to the other party, terminate the Bottler Agreement in the event of non-compliance of such other party with the terms thereof so long as the party in non-compliance has not remedied such non-compliance during such period. In addition, if a bottler does not wish to pay the required price for concentrate for any Coca-Cola products, it must notify The Coca-Cola Company within 30 days of receipt of The Coca-Cola Company's new prices. In the case of any Coca-Cola Soft Drink or other Coca-Cola beverages other than Coca-Cola concentrate, the franchise regarding such product shall be deemed automatically canceled three months after The Coca-Cola Company's receipt of the bottler's notice of refusal. In the case of Coca-Cola concentrate, the Bottler Agreements shall be deemed terminated three months after The Coca-Cola Company's receipt of the bottler's notice of refusal. The Coca-Cola Company may also terminate the Bottler Agreements if the bottler or any individual or legal entity that controls, owns a majority share in or directly or indirectly influences the management of the bottler, engages in the production of any non-Coca-Cola beverage, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the bottler shall be given six months to remedy such situation.

     PET Contracts

     Envases CMF produces returnable PET bottles pursuant to agreements with The Coca-Cola Company (the "PET Contracts"), which transfer The Coca-Cola Company's license to manufacture such bottles using non-proprietary technology provided by Continental PET Technologies Inc. ("Continental"). Multipack leased molds from The Coca-Cola Company for returnable PET bottles in the distinctive bottle shapes used for Coca-Cola Soft Drinks. In May 1995, Multipack obtained the license from Continental to produce non-returnable PET bottles with a high content of recycled material using "multilayer" technology developed by Continental. Multipack has tranferred all of such rights to Envases CFM pursuant to the Cristalerias joint venture described below.

     The PET Contracts expire in July 2007 and are automatically renewable for two additional years at the option of CFM Envases. The Coca-Cola Company may terminate the PET Contracts prior to that date if (i) CFM Envases is unable to produce bottles meeting contract specifications, (ii) CFM Envases breaches contract obligations, or (iii) PET bottle production has an adverse impact on The Coca-Cola

Company's trademarks, trade dress or reputation, or exposes The Coca-Cola Company to a material risk of liability. There can be no assurance that the PET Contracts will be renewed after the two-year renewal (if exercised by CFM Envases) expires.

     Cristalerias Joint Venture. Through our respective subsidiaries, Multipack and Crowpla Reicolite S.A., we and Cristalerias de Chile S.A. executed a letter of intent on May 29, 2001 to develop a PET production facility in Chile.

     On June 29, 2001, we and Cristalerias de Chile S.A. signed a series of contracts forming the joint venture through the formation of Envases CMF S.A. We contributed the assets necessary to further the development of the joint venture from Multipack. Our subsidiary Andina Inversiones Societarias S.A. holds a 50% stake in the joint venture while Cristalerias de Chile S.A. retains the other 50% interest.

     Other transactions with related companies are outlined in the following table:

                                                                                  2002                           2001
                                                                      -----------------------------   ---------------------------
                                                                                      Effect on                     Effect on
                                                                                       income                         income
Company                      Relation           Transaction             Amount      (charge/credit)   Amount      (charge/credit)
-------                      ----------         ------------          ----------   ----------------   --------    ---------------
                                                                        ThCh$           ThCh$          ThCh$          ThCh$

Envases Central S.A.         Associate          Sales of raw
                                                materials and
                                                supplies              1,264,079          76,538      1,094,431           2,814
                                                Finished product
                                                purchases            13,457,125              --      8,622,968              --
                                                Loan issued             288,000              --        852,035              --

Envases Italprint S.A.       Director in        Raw material
                             common             purchases               692,925              --      1,018,717              --

Coca Cola de Chile S.A.      Related company    Concentrate
                             through            purchases
                             shareholder                             39,542,496              --      37,751,533             --
                                                Advertising
                                                participation                --              --        293,882        (293,882)
                                                Water source
                                                rental                1,564,656       (1,564,656)    2,941,695      (2,941,695)
                                                Advertising sales     2,763,953       (2,763,953)    2,310,263      (2,310,263)
                                                Others                1,166,127       (1,166,127)           --              --

Coca Cola de Argentina S.A.  Related company
                             through            Concentrate
                             shareholder        purchases            10,426,692              --      14,109,809             --

Cican S.A.                   Associate          Can purchases         1,561,631              --      5,946,554              --
                                                PET purchases           117,587              --        740,474              --

Cervejarias Kaiser S.A.      Associate          Finished product
                                                purchases             4,920,426              --      4,753,289              --
                                                Advertising and
                                                other expenses        1,120,346       (1,120,346)    1,718,425      (1,718,425)

Coca Cola Industrias Ltda.   Related company    Advertising
                             through            participation                --              --      2,329,794       2,329,794
                             shareholder
                                                Promotional plans            --              --     11,357,258      11,357,258

Envases del Pacifico S.A.    Director in        Label purchases              --              --        310,195              --
                             common

Recofarma Industrias do      Associate          Concentrate
                                                purchases            25,210,924              --     25,834,379              --
Amazonas Ltda.                                  Advertising
                                                participation        15,458,163       15,458,163            --              --

Envases CMF S.A.             Associate          Container
                                                purchases             6,941,371              --      2,859,887              --
                                                Raw material
                                                purchases             5,971,984              --      5,850,793              --

Centralli Refrigerantes      Associate          Finished product
S.A.                                            purchases             4,354,956              --      2,717,568              --


Item 8. FINANCIAL INFORMATION

     See "Item 18 "Financial Statements" for our Consolidated Financial Statements filed as part of this annual report.

     Legal Proceedings

     We are a party to certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate, is material to its financial condition, with the exception of the tax-related legal proceeding described below, relating to our Brazilian operations.

     When we acquired Refrescos, in 1994, there were several significant legal proceedings pending in Brazilian courts, principally relating to certain potential tax liabilities. Under the terms of the Refrescos acquisition, Confab Industrial S.A. ("Confab"), one of Refrescos' prior owners, agreed to indemnify us for the portion of such pending tax claims that occurred prior to the Refrescos acquisition. Confab's indemnities are secured by a US$30 million mortgage over certain property, plant and equipment owned by Confab. The amount involved in these letters of credit was reduced because some of the tax and labor liabilities were extinguished. In the event of an unfavorable result in any of these claims, Refrescos could be responsible for payment of any tax liability and would have to separately seek reimbursement from Confab. In each matter covered by the Confab indemnities, Confab is responsible for prosecuting the defense of the claim and controls the litigation strategy.

     Refrescos is involved in numerous pre-acquisition labor, tax and contract claims which relate primarily to overtime pay and the timing of wage adjustments mandated by changes in government wage policy, the amount of which claims, taken in the aggregate, is not material to our results, and a substantial portion of which should be covered by the Confab indemnities.

     In the second quarter of 2000, ten new tax assessment notices were brought against Refrescos as a result of an investigation carried out by state tax authorities with respect to the imposto sobre circulacao mercadoria de servicos (the "ICMS" tax), a Brazilian tax assessed to distributors of goods and services. The total aggregate assessed amount was US$230.5 million, of which US$33.5 million related to seven assessment notices in connection with the assignment of tax credits between our subsidiaries, the prices to be considered for ICMS purposes in such assignments, and compliance with certain tax benefits given to us in the past. We have appealed all such assessments.

     Of the US$230.5 million referred to above, the most relevant ICMS tax assessments are three assessments that aggregate US$197.0 million, all of which relate to the ICMS tax payment procedure called "tax substitution regime." Through this regime, we are responsible not only for the payment of any ICMS tax arising from its sales to retailers and distributors but also for the ICMS tax due by retailers and distributors on their direct sales to consumers. The controversy refers to the tax basis considered by us in the calculation of the ICMS under said regime. We based the tax due on its calculated 70% profit margin which represents the margin applicable to sales made through distributors while the authorities allege that we should have based its tax due on a profit margin of 140%. We believe we have a reliable basis to utilize the lower 70% margin since we execute direct sales to retailers and thereby act as a distributor, incurring distribution costs which we believe entitles us to the same 70% treatment applicable to distributors. Our defense is based upon strong legal arguments questioning the legal validity of attributing a 140% profit margin. In addition, utilization of the 70% profit margin as a basis for the ICMS tax assessment is under negotiation with the Brazilian tax authorities and a formal review request was filed with the Brazilian tax authorities by the Brazilian Bottling Industry Association. A favorable decision would indicate recognition of the right to use the 70% margin challenged by the authorities in the assessments.

     In December 2002, the Brazilian tax authorities considered invalid several tax assessment notices, including the three assessments referred to the above related to the ICMS tax payment procedure called "tax substitution regime." Therefore, as of December 31, 2002, the total assessed amount in controversy is US$18 million.

     Concerning the acquisition by Refrescos of the Perma franchises in March 2000, there are several significant legal proceedings pending in Brazilian courts, principally relating to certain potential tax liabilities. Under the terms of the Perma acquisition, Russel W. Coffin and Corrine Coffin ("Coffin"), two of Permas' prior ultimate owners, agreed to indemnify Refrescos for the portion of such pending tax claims that occurred prior to the Perma acquisition. Coffin's indemnities are secured by two bank letters of credit, currently in an aggregate amount of approximately US$ 59.0 million. In July 2002, the aggregate sum of these letters of credit was approximately US$ 29 million. In the event of an unfavorable result in any of these cases, Refrescos would be responsible for payment of any tax liabilities and would have to separately seek reimbursement from Coffin. In each claim covered by the Coffin indemnities, Coffin is responsible for prosecuting the defense of the claim and controls the litigation strategy. We cannot guarantee that we will obtain favorable outcomes in any of the above-mentioned proceedings, or that adverse outcomes will not have a material impact on our company's results or operations.

     As a result of an employee reorganization in our plant located in the Province of Cordoba, Argentina, during the first half of 1999, Edasa was sued by some former employees who requested the courts to declare the Labor Risk Law ("LRK") unconstitutional, in order to claim damages for alleged work related illnesses.

     In February 2002, "In re Gorosito, Juan Ramon v. Riva S.A. et al." the Argentine Supreme Court held the LRK as constitutional. This ruling was also followed by the Supreme Court of the Province of Cordoba. In consequence, LRK should be applicable and, as a consequence, risk insurance companies should be required to assume all work-related illness and injuries.

     There are reasonable arguments on which to base the expectation that the Argentine Supreme Court will not declare the LRK unconstitutional. Among other reasons, a closed compensation system for work related illnesses and injuries does not imply per se that it is unconstitutional.

     The fact that employer's liability under LRK is exclusively limited to those cases in which the employer engaged in fraud against the employees is not necessarily detrimental to employees' rights to the extent that LRK benefits are granted automatically.

Item 9. THE OFFER AND LISTING

     Shares of Andina's Common Stock have traded in the United States on the New York Stock Exchange ("NYSE") since July 14, 1994 in the form of American Depositary Shares ("ADSs"), each representing six shares of Common Stock, with the ADSs in turn evidenced by American Depositary Receipts ("ADRs"). The Depositary for the ADSs is The Bank of New York.

     The table below shows the high and low daily closing prices of the Common Stock in Chilean pesos and the trading volume of the Common Stock on the Santiago Stock Exchange for the periods indicated. It also shows the high and low daily closing prices of the ADSs and the volume traded in the New York Stock Exchange.

              Share Prices' Santiago and New York Stock Exchanges

                                        Share Volume
                                       (in thousands)                                Ch$ per Share
                             ------------------------------    ---------------------------------------------------------
                             Common                              Common Stock              Series A            Series B
                              Stock     Series A   Series B     High       Low       High       Low       High       Low
                              -----     --------   --------     ----       ---       ----       ---       ----       ---
1998.....................                 23,016     26,165                          1,720       788     1,535       700
1999.....................                 14,524     17,025                          1,740     1,000     1,320       900
2000.....................                 23,262     26,567                          1,620       990     1,360       800

2001
  1st Quarter...........                   2,113     10,349                          1,500     1,145     1,200       920
  2nd Quarter...........                   5,570     12,647                          1,650     1,269     1,220       970
  3rd Quarter...........                   4,057      5,775                          1,570     1,232     1,200       950
  4th Quarter...........                   4,150     27,458                          1,225       980       980       980

                                                                                     Ch$ per Share
                                        Share Volume                ----------------------------------------------------
                                       (in thousands)                      Series A                         Series B
                                 ------------------------           ---------------------            --------------------
                                 Series A        Series B            High           Low              High             Low
                                 --------        --------            ----           ---              ----             ---
2002
  1st Quarter...........          15,275          20,091            1,100            863              900             677
  2nd Quarter...........          13,776          18,839              940            770              780             655
  3rd Quarter...........           7,218          19,030              777            600              705             569
  4th Quarter...........           7,514          16,273              830            610              830             625


                                                                                         Ch$ per Share
                                        Share Volume                ------------------------------------------------------
                                       (in thousands)                       Series A                        Series B
                                 -------------------------          --------------------             ---------------------
                                 Series A         Series B          High             Low              High             Low
                                 --------         --------          ----             ---              ----             ---
2003
  January...............           3,083            4,843             870             820              860             820
  February..............             893            1,946             835             810              815             770
  March.................             919            4,648             850             805              800             773
  April.................          11,031            8,038             955             825              955             800
  May...................           7,372           11,876           1,010             880            1,033             860


                                       ADS Volume
                                     (in thousands)                                        US$ per ADS
                             -------------------------------     ----------------------------------------------------------
                                                                  Common Stock            Series A              Series B
                             Common                               ------------            --------              --------
                              Stock      Series A   Series B     High       Low       High        Low        High        Low
                              -----      --------   --------     ----       ---       ----        ---        ----        ---
1998.....................                40,656     44,746                            23.25      10.38      21.00       8.56
1999......................               40,656     44,746                            20.75      12.56      16.75      10.43
2000......................               94,016    111,805                            19.50      10.50      16.00       9.00

2001
  1st Quarter............                10,506     11,492                            16.10      11.88      12.88       9.50
  2nd Quarter............                12,671     12,830                            16.50      12.75      12.20       9.65
  3rd Quarter............                11,720      7,673                            14.70      10.29      11.30       8.25
  4th Quarter............                16,186     15,051                            10.60       8.19       8.70       7.10


                                       ADS Volume                                     US$ per ADS
                                (converted to Common Stock       -------------------------------------------------------
                                      in thousands)                   Series A                          Series B
                                --------------------------       ---------------------             ---------------------
                                Series A       Series B          High              Low             High              Low
                                --------       --------          ----              ---             ----              ---
2002
  1st Quarter...........         8,514          14,483            9.90             7.45             8.25             5.95
  2nd Quarter...........         9,728          17,075            8.73             6.60             7.11             5.83
  3rd Quarter...........         6,331          11,917            6.82             4.72             6.10             4.81
  4th Quarter...........         5,387           7,911            6.98             4.79             7.12             4.96



                                       ADS Volume                                     US$ per ADS
                                (converted to Common Stock       -------------------------------------------------------
                                      in thousands)                   Series A                          Series B
                                --------------------------       ---------------------             ---------------------
                                Series A       Series B          High              Low             High              Low
                                --------       --------          ----              ---             ----              ---
2003
  January..................       3,412          2,416            7.17            6.63             7.17             6.68
  February.................         697          1,942            6.59            6.19             6.71             6.07
  March....................         280            814            6.84            6.39             6.54             6.07
  April....................         663          4,972            8.00            6.70             8.10             6.90
  May......................       2,875          8,607            8.65            7.57             8.65             7.35

Sources: Santiago Stock Exchange Official Quotations Bulletin and New York
     Stock Exchange.

     On December 31, 2002, the closing price for the Series A Shares on the Santiago Stock Exchange was Ch$830 per share (US$6.98 per Series A ADR), and for the Series B Shares, it was Ch$830 (US$6.90 per Series B ADR). At December 31, 2002, there were 8,985,748 Series A ADSs (equivalent to 53,914,488 Series A Shares) and 12,925,785 Series B ADSs (equivalent to 77,554,710 Series B Shares). Such ADSs represented at such date 17.3% of the total number of our issued and outstanding shares. On April 7, 1997, we completed the Reclassification of our Common Stock into Series A and Series B Shares. See "Item 4. Information on the Company--Part B. History and Development of the Company--Reclassification of Capital Stock." At that date, we amended the existing depositary agreement with Citibank relating to the ADR program for the Common Stock so as to cover the Series A Shares and entered into a new depositary agreement with Citibank regarding the Series B Shares. Thus, as of April 7, 1997, we have registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, (i) the Series A Shares in the form of Series A American Depositary Shares (the "Series A ADSs"), each representing six Series A Shares, with the Series A ADSs in turn evidenced by Series A American Depositary Receipts ("Series A ADRs") and (ii) the Series B Shares in the form of Series B American Depositary Shares (the "Series B ADSs"), each representing six Series B Shares, with the Series B ADSs in turn evidenced by Series B American Depositary Receipts ("Series B ADRs").

     The Bolsa de Comercio de Santiago (the "Santiago Stock Exchange"), established in 1893, is the principal equities exchange in Chile. The Chilean securities markets are substantially smaller, less liquid, and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$49,896 million as of December 31, 2002 and an average monthly trading volume of US$287 million in 2002. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2002, Andina's shares were traded on the Santiago Stock Exchange on an average of approximately 75.20% and 95.60% of such trading days, for Series A and Series B shares respectively.

The Chilean Stock Market: History and Description

     The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 47 shareholders. As of December 2002, 249 securities were listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile's principal stock exchange and accounts for approximately 71.5% of all amounts traded in Chile. Approximately 26.1% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses. The remaining 1.5% of equity is traded on the Valparaiso Stock Exchange.

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

     The three main shares price indices for the Santiago Stock Exchange are the General Share Price Index (the "IGPA"), the IPSA and the Inter-10. The IGPA is calculated using the prices of 177 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrials, and miscellaneous. The IPSA is a major company index, currently including the Exchange's 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for more than 80% of the entire market capitalization. The Inter-10 corresponds to the quarterly 10 most active Chilean ADR's. The Bank's Stocks are included in the IPSA, the IGPA and the Inter-10. Besides, there are two main shares price indices for the Electronic Stock Exchange, the Global Index and the ADRIAN. The Global Index is composed of the 31 securities most representative of the Chilean economy comprising of four industrial sectors: electricity, services, industry and natural resources. The ADRIAN incorporates all the Chilean ADR's.

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

     The New York Stock Exchange is the largest equities marketplace in the world, lists about 2,783 companies, and as of December 2002, 520 non-U.S. companies were listed. During 2002 annual volume reached US$10.3 trillion and market capitalization reached US$13.4 trillion.

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     Our By-Laws ("Estatutos") are hereby incorporated by reference from the Company's annual report on form 20-F for the fiscal year ended December 31, 1996.

Exchange Controls

     The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 or with the Central Bank under the Central Bank Act, which can only be modified by "special majority vote" of the Chilean Congress.

     Pursuant to the provisions of Chapter II of the new Compendium of Foreign Exchange Regulations of the Central Bank of Chile ("New Compendium"), effective as of April 19, 2001, investments and remittances done under the New Compendium are not subject to currency exchange regulations, except that: (i) such operations must be effected exclusively in the Formal Exchange Market and
(ii) be reported to the Central Bank in the manner established for said purpose. In our case, however, the ADR facility was the subject of an agreement executed in 2000 between Andina, the Bank of New York (in its role as Depositary for the shares as represented by the ADSs) and the Central Bank. As per Article 47 of the Ley Organica Constitucional regulating the Central Bank of Chile, under Chapter XXVI, Title I of the previous Compendium of Foreign Exchange Regulations ("former Compendium") in force through April 18, 2001, with regard to the issue of ADSs through a Chilean company; the Foreign Investment Agreement seeks to grant the Depositary and ADR holders access to the Formal Exchange Market in Chile. As of December 31, 2002, Banco de Chile was acting as Custodian Bank. Notwithstanding the foregoing, by amendment to the Chapter XII Agreement (pursuant to Title I of the Compendium of Foreign Exchange Regulations), which is now in the course of being legalized, and applies to our ADR facility, Banco de Chile is replaced by "Banco Santander-Chile," as previously requested by the Bank of New York.

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

     In the absence of the Foreign Investment Agreement, according to exchange controls applicable in Chile, investors would be unable to access the Formal Exchange Market to convert Chilean pesos to U.S. dollars and repatriate from Chile the sums received regarding the Series A and Series B Shares deposited or the shares withdrawn from deposit in exchange for Series A and Series B ADRs (including sums received as cash dividends and the proceeds of the sale of the underlying Series A or Series B shares in Chile and any rights with regard thereto).

     Notwithstanding the foregoing, we must highlight that the new rules did not repeal the Foreign Investment Agreement. Below is a summary of important provisions of the Former Compendium and the Foreign Investment Agreement.

     According to the Foreign Investment Agreement, the Central Bank of Chile has agreed to grant a depositary, in the name of Series A and Series B ADR holders, and any investor not resident in Chile who withdraws Series A and Series B shares when delivering Series A and Series B ADRs (those shares called herein the "Withdrawn Shares"), access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and remit those dollars outside of Chile) with respect to the Series A and Series B Shares represented by the Series A and Series B ADSs or Withdrawn Shares, including the amounts received as (a) cash dividends; (b) proceeds of the sale of the Withdrawn Shares in Chile; (c) the proceeds of the sale in Chile of the right to subscribe additional Series A or Series B Shares; (d) the proceeds of the liquidation, merger or consolidation of the Company; and (e) other distributions, including, without limitation, those that result from any recapitalization as a consequence of maintaining Series A or Series B Shares represented by Series A or Series B ADSs or Withdrawn Shares. Investors who receive Withdrawn Shares in exchange for Series A or Series B ADRs will be entitled to redeposit those shares in exchange for Series A or Series B ADRs provided they meet the conditions to redeposit them.

     The Foreign Investment Agreement may not be amended unilaterally by the Central Bank. There are some judicial precedents (which are not binding with respect to future judicial decisions), which provide that, the Foreign Investment Agreement, may not be voided because of future legislative changes. We cannot assure you, however, that other Chilean restrictions will be imposed upon the ADR holders, upon the transfer of underlying Series A or Series B Shares or upon the repatriation of the proceeds of such transfer in the future, nor can there be any evaluation of the duration of the impact of those restrictions, if imposed. If for any reason, including changes in the Foreign Investment Agreement or in Chilean law, the Depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other payments in Chilean pesos, which would subject affected investors to U.S. Dollar/Chilean peso currency risk. We cannot assure you that the New Compendium or any other foreign currency exchange regulation will not be modified in the future, that new foreign currency exchange regulations will not be enacted in the future, or that, if enacted, new regulations will not have a material impact on us or the ADS holders.

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

     In February 1999, with authorization from the Central Bank, we accessed the proceeds of the sale of bonds by Andina to Chile, subject to the exchange regulations governing at that time.

     It is expected that all purchases of U.S. dollars in relation to the payment of debt securities issued directly by Andina (and not through its branch in the Cayman Islands) will be made on the Formal Exchange Market. According to governing rules of the Central Bank, however, we may buy U.S. dollars on the Secondary Exchange Market to make payments on any debt security issued through the Cayman Islands branch of Andina. However, we cannot assure you that we will be able to buy U.S. dollars on the Secondary Exchange Market at the time or in the amounts required to service the debt related to any of the debt securities. Nor can there be any guarantee that other regulations of the Central Bank or legislative changes relating to foreign exchange control in Chile will not restrict or impede our purchases of U.S. dollars to make payments regarding debt securities.

     The Central Bank unilaterally decides whether to grant authorizations for international bond offerings, and although other authorizations of the Central Bank have never been cancelled, the Central Bank did request that lenders renegotiate the terms of their loans during the renegotiation of the foreign debt of Chile in the eighties.

     We cannot assure you that there will be no future restrictions applicable to the holders of debt securities that the Central Bank may impose in the future, nor can there be any evaluation of the duration of the impact of those restrictions, if imposed.

Other Limitations

     Dividend Policy

     In accordance with Chilean law, we must distribute cash dividends equal to at least 30% of its annual net income, calculated according to Chilean GAAP, unless otherwise provided for by a unanimous vote of the Series A Shareholders. If there is no net income in a given year, we will not be legally obligated to distribute dividends out of retained earnings. At the annual shareholders' 2003 meeting, the shareholders authorized the Board of Directors to distribute, at its discretion, interim dividends during July and October 2003 and January 2004. A U.S. holder of Series A or Series B ADSs may effectively be required to receive a cash dividend, in the absence of a registration statement in effect pursuant to the Securities Market Law of Chile or an effective exemption from the requirement for registration according to that law. Series B shareholders will be entitled to a preferred dividend equal to 10% more than any dividend declared for holders of the Series A Shares.

     During 2000, 2001 and 2002, the shareholders' meeting approved an extraordinary dividend payment against the retained earnings fund in light of significant cash generation in recent years.

     Exchange rates

     All payments and distributions regarding the Series A or Series B ADSs must be transacted in the Formal Exchange Market.

     Share Capital

     Our capital is divided into 380,137,271 Series A Shares and 380,137,271 Series B Shares, both of which are preferred shares. All shares have no par value. The principal characteristics, rights and privileges are described below:

o Holders of Series A shares have the right to appoint six of our seven directors, together with an alternate for each director.

o Holders of Series B shares have the right to receive each and every one of the dividends we pay per share, whether interim, final, minimum obligatory, additional or eventual dividends, plus 10%.

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

o Holders of Series B shares will be entitled to vote only with respect to the appointment of one of our directors and the respective alternate director.

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

     Title XV of the Securities Market Law establishes the basis to determine what constitutes "control," "direct possession" and a "related party."

     The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to buy a sufficient number of shares to maintain their existing ownership percentage of that company whenever such company issues new shares. The U.S. holders of Series A or Series B ADSs are not entitled to exercise these preemptive rights, unless there is a registration statement filed pursuant to the Securities Act with respect to those rights or an exemption from the registration requirements is available. We intend to evaluate the costs and potential liabilities associated with any such registration statement at the time any preferred right offer is made, the indirect benefits of allowing the exercise of such preferred rights by ADSs holders, and any other factor that we consider appropriate at that time. We will then make a decision as to whether or not to file a registration statement. We cannot assure you that a registration statement will be filed. If no registration statement is filed and there is no exemption from the registration requirement under the Securities Act, the Depositary will attempt to sell those preemptive rights of the affected ADS holders and distribute the proceeds from such sale provided there is a secondary market for those rights. A premium may be recognized on the cost of such sale. If the Depositary is unable to sell those preemptive rights, they may expire without consideration to be paid to the affected ADS holders.

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

o The reorganization of the nullity of the corporation due to formal errors in the incorporation of the company or the modification of its by-laws granting this right; and

o All other cases established by law or in the corporation's by-laws. As stipulated by the law, the dissident shareholders shall have the right to withdraw if the company fails to comply with the conditions to be considered a listed stock corporation and, in addition, if an extraordinary meeting of shareholders agrees, via a two-thirds vote of eligible shareholders, that the company should cease to adhere to the regulations applicable to listed stock corporations. In addition, if, as a consequence of any acquisition, an individual secures at least two thirds of the outstanding shares, said individual shall have a period of 30 days as of the acquisition, to effect an offer for the remaining shares under the conditions established by law. Should said offer fail to be effected within the established timeframe, the aforementioned right to withdraw shall become effective for the remaining shareholders. Our by-laws do not include additional grounds for withdrawal.

     Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is granted to shareholders, other than shareholders of Administradoras de Fondos de Pensiones (pension funds) ("AFPs"), subject to certain terms and conditions, if we were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class, because we or the Chilean Government undertake certain actions specified in Article 69 BIS that negatively and substantially affect our earnings. Shareholders must exercise their withdrawal rights by tendering their stock to us within 30 days of the date of the publication or of the new rating. If the withdrawal right is exercised by a shareholder pursuant to Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the SVS determines that the shares are not actively traded the price shall be book value calculated as described above.

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

     The Depositary has agreed not to, and shall instruct the Custodian and each of its nominees, if any, not to, vote the shares of Common Stock, or other deposited securities represented by the ADSs evidenced by an ADR, other than in accordance with such written instructions from the holder. The Depositary may not exercise any voting discretion over any shares of Common Stock. If, no instructions are received by the Depositary, on or before the date established by the Depositary to such effect, the Depositary may give a discretionary proxy to a person designated by us to vote the underlying shares.

     Disclosure

     Holders of ADRs are subject to certain provisions of the rules and regulations promulgated under the U.S. Exchange Act of 1934, as amended, relating to the disclosure of interests in the shares of Common Stock. Any holder of ADRs, who is, or becomes, directly or indirectly, interested in 5% (or such other percentage as may be prescribed by law or regulation), or more of the outstanding shares of Common Stock, must within ten days after becoming so interested, and thereafter, upon certain changes in such interests notify us, any U.S. securities exchange on which the ADRs (or shares of Common Stock) are traded and the Securities Exchange Commission, as required by such rules and regulations. In addition, holders of ADRs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which provisions may apply when a holder beneficially owns 10% or more of the Common Stock or has the intention of taking control of the Company, as described under "Share Capital."

Material Contracts

     No new material contracts have been entered into since our last presentation to the SEC in 2001. In March 2000, we finalized negotiations with the Coffin Group for the acquisition of a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Rio de Janeiro and Minas Gerais, which was serviced by the Coffin Group through Perma Industria de Bebidas S.A. ("Perma"). Total control of the Perma franchise license was assumed by Refrescos for a total cost to the Company of US$74.5 million.

     The franchise authorizes the production, sale, and distribution of products under The Coca-Cola Company trademark in the above-mentioned territories, which have a population of 8.8 million inhabitants, representing a 70% increase in the volume of operations.

     An agreement was signed in December 1993 between Refrescos and Cervejarias Kaiser S.A. for the exclusive representation of the Kaiser and Heineker beers in Refrescos' operating territory. The duration of said agreement was 5 years, with the possibility of renewable. In November 1998, that term was extended to December 27, 2000, renewable for two years. On December 19, 2000, Refrescos exercised its contractual rights to request the renewal of the agreement through March 31, 2003. Without prejudice to the foregoing, on March 19, 2002, The Coca-Cola Company, Cervejarias Kaiser S.A., Molson Inc. and the Association of Brazilian Producers of Coca-Cola (of which Refrescos is a member) executed a Memorandum of Understanding and an Agreement, establishing the general principles applied by Cervejarias Kaiser SA. and the distributors thereof to the distribution of beers produced or imported by Kaiser through the Coca-Cola distribution system. On May 30, 2003, Kaiser and its distributors (including Refrescos) executed a new twenty year distribution agreement which is renewable for another twenty-year period.

     In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts of The Coca-Cola Company entered into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks. We are a party to the following bottler agreements: (i) Chilean Bottler Agreement, which is due to expire on December 31, 2007; (ii) with respect to the Brazilian territory, Brazilian Bottler Agreement, which is due to expire on April 2, 2008; (iii) with respect to the Argentine territory, Argentine Bottler Agreements, which are due to expire on December 10, 2006; and (iv) the Vital Bottling Agreements, which are due to expire on December 31, 2008 (the Chilean Bottler Agreement, the Brazilian Bottler Agreement, the Argentine Bottler Agreements and the Vital Bottler Agreements have the meaning attributed thereto under "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions," collectively, the "Bottler Agreements"). Bottler Agreements are renewable upon request by the bottler at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration, and even if they are reviewed, there can be no assurance the agreements will be reviewed on the existing terms.

Inspection Location

     The documents referred to in this Form 20F can be inspected at Avenida Andres Bello 2687, 20th Floor, Las Condes, Santiago, Chile. Chilean law may restrict our shareholders' right of inspection to certain days and times.

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

     Cash Dividends and Other Distributions

     Dividends we pay with respect to the shares of stock held by a foreign holder will be subject to Chilean withholding tax at a rate of 35% (the "Withholding Tax"). The First Category Tax paid by the Company on profits from which the dividends are paid, imposed at a rate of 16.5%, will be credited against the Withholding Tax. The credit will increase the base upon which the Withholding Tax is imposed. Consequently, dividends that are attributable to current profits will be subject to an effective dividend withholding tax rate of 22.2%, calculated as follows:


Company taxable income..........................................  100%
  First Category Tax (16.5% of Ch$100) (1)......................  (16.5)
  Net distributable income......................................   83.5
                                                                  -----
  Dividend distributed..........................................   83.5
                                                                  =====
Withholding Tax (35% of the sum of Ch$ 83.5 dividend plus
   Ch$ 16.5 First Category Tax paid)............................  (35.0)
Credit for First Category Tax...................................   16.5
                                                                  -----
Net additional tax withheld.....................................  (18.5)

Net dividend received...........................................   65.0
                                                                  -----
Effective dividend withholding rate (18.5/ 83.5)................   22.2%
                                                                  =====

----------------
(1)  Effective rate as of January 1, 2003.

     For purposes of determining the amount of First Category Tax we pay on profits from which the dividends are paid, dividends are attributed to our oldest retained profits.

     Dividend distributions made in property will be subject to the same Chilean tax rules as cash dividends. Our stock dividends are not subject to Chilean taxation.

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

     Withholding Tax Certificates

     Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes.

     United States Tax Considerations

     The following discussion summarizes the material United States federal income tax consequences of an investment in ADSs or shares of Common Stock. This discussion is based upon United States federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or shares of Common Stock. In particular, the discussion is directed only to U.S. holders that will hold ADSs or shares of Common Stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the "Code"), such as financial institutions, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax exempt entities, persons holding ADSs or shares of Common Stock as part of a hedging or conversion transaction, constructive sale or a straddle, holders of 10% or more of our voting shares or persons whose functional currency is not the

United States dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. If a partnership holds our ADSs or shares of Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or shares of Common Stock should consult their tax advisors. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or Shares of Common Stock.

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

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares of Common Stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the ADSs or shares of Common Stock), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and a U.S. holder would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. taxes due on other foreign source income in the appropriate category for foreign tax credit purposes.

     We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a "PFIC"), and expect to continue our operations in such a manner that we will not be a PFIC. If, however, we are or become a PFIC, U.S. holders could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or shares of Common Stock and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the PFIC rules of the United States federal income tax laws.

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

Tax Considerations Relating to Debt Securities

     General

     In October 1997, we issued US$150 million 7% Notes Due 2007 (the "2007 Notes"), US$100 million 7?% Notes due 2027 (the "2027 Notes") and US$100 million 7?% Debentures Due 2097 (the "2097 Debentures," together with the 2007 Notes and the 2027 Notes, the "Debt Securities"). The following is a summary of the principal Chilean tax and United States federal income tax considerations relating to the purchase, ownership and disposition of Debt Securities. The summary does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase Debt Securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Chile.

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

     Under Chile's Income Tax Law, because the issuance of the Debt Securities is registered with the Central Bank, payments of interest or premium, if any, that we make in respect of the Debt Securities to a Foreign Holder will generally be subject to a Chilean withholding tax (the "Chilean Interest Withholding Tax") currently assessed at a rate of 4.0%. If the Debt Securities are issued through our offshore branch, payment to Foreign Holders of Debt Securities by such branch generally will not be subject to the Chilean withholding tax.

     As described above, we have agreed, subject to specific exceptions and limitations, to pay to the Foreign Holders of Debt Securities Additional Amounts in respect of the Chilean Interest Withholding Tax mentioned above in order that the interest or premium, if any, the Foreign Holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by such Foreign Holder in the absence of such Chilean Interest Withholding Tax. See "Description of Debt Securities--Payments of Additional Amounts." Under Chile's Income Tax Law and regulations thereunder, payments of principal we make with respect to the Debt Securities to a Foreign Holder will not be subject to any Chilean taxes.

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

     The initial issuance of the Debt Securities is subject to stamp tax of 1.2% of the aggregate principal amount of the Debt Securities, which will be payable by the Company when and if the Debt Securities are brought into Chile. If the Debt Securities are issued through our offshore branch and are not subsequently brought into Chile, no stamp tax will be payable. If the stamp tax is not paid when due Chilean Tax law imposes a penalty up to three times the amount of the tax due plus interest. In addition, until such tax (and any penalty) is paid, Chilean courts would not enforce any action based on the Debt Securities. A Foreign Holder will not be liable for Chilean stamp, registration or similar taxes.

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

     Payments of Interest

     Interest on the Debt Securities will generally be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for tax purposes. In addition to interest on the Debt Securities, a U.S. Holder will be required to include in income any Additional Amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such United States Holder. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code, including that the election to deduct or credit foreign taxes applies to all of the U.S. holder's foreign taxes for a particular year. Interest income including Chilean taxes withheld therefrom and Additional Amounts on the Debt Securities generally will constitute foreign source income and generally will be considered "passive" income or "financial services" income, which are treated separately from other types of income in computing the foreign tax credit that may be allowable to U.S. Holders under United States federal tax laws. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). The rules governing the foreign tax credit are complex. We urge investors to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Guidance issued by the U.S. Treasury may deny a foreign tax credit for foreign taxes imposed with respect to the Debt Securities where a U.S. holder holds the Debt Securities, in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial.

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

     Special Tax Considerations Relating to 2097 Debentures

     As a result of the 2097 Debentures' 100 year term, it is not certain whether such Debentures will be treated as debt or as equity for United States federal income tax purposes. We have taken the position that the 2097 Debentures constitute debt for financial reporting and United States federal income tax purposes. Our position, however, is not binding on the U.S. Internal Revenue Service. Although classification of the 2097 Debentures as equity generally would not significantly affect a United States Holder's taxable income resulting from an investment in the 2097 Debentures, the discussion that follows also briefly describes certain United States federal income tax consequences that would arise if the 2097 Debentures were not treated as debt for United States federal income tax purposes.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We are exposed to changes in financial market conditions in the normal course of our business due to our use of certain financial instruments as well as transacting in various foreign currencies and translation of our foreign subsidiaries' financial statements into the Chilean peso.

Interest Rate Risk

     Our primary interest rate exposures relate to U.S. dollar denominated long-term fixed rate bond liabilities and other long-term variable and fixed rate bank liabilities. We also invest in certain medium-term bond securities that bear a fixed interest rate. We monitor our exposure to interest rate fluctuations regularly. Currently, interest rates in the market fluctuate around the fixed rate on our bonds. The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2002.

                                             Expected Maturity Date                                              Estimated
                              ------------------------------------------------------------------------------    Fair Market
                              2003        2004        2005        2006         2007     Thereafter     Total       Value
                              ----        ----        ----        ----         ----     ----------     -----       -----
                                                             (amounts in millions of Ch$)
Interest Earning Assets
  Bond securities........    Ch$15,303   Ch$--      Ch$19,857    Ch$21,788   Ch$7,594     Ch$49,661   Ch$114,230  Ch$108,596
  Weighted average
    interest rate.......         6.02%      --           6.05%       6.80%       8.24%        7.84%       7.11%

Interest Bearing
  Liabilities
  Long-term debt.........
  Fixed Rate.............
  Bonds..................          --       --            --           --    Ch$23,050  Ch$113,637  Ch$136,687  Ch$144,551
   Weighted average
     interest rate......           --       --            --           --        7.00%        6.40%       6.50%
  Bank liabilities.......    Ch$1,446                                                                 Ch$1,446    Ch$1,446
   Weighted average
     interest rate......         6.51%      --            --           --          --           --        6.51%
  Variable Rate..........
  Bank liabilities......     Ch$1,088                                                                 Ch$1,088    Ch$1,088
   Weighted average
     interest rate......        18,88%      --            --           --          --           --       18,88%
  Bank liabilities......           --    Ch$24       Ch$ 823     Ch$58,735                           Ch$58,582   Ch$58,582
   Weighted average
     interest rate......           --    13.10%       13.48%         6.66%         --           --        6.87%


Foreign Currency Risk

     At December 31, 2002, our main long-term interest bearing debt is subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. We manage such risk by maintaining cash, deposits, money market mutual funds and bonds in U.S. dollars amounting to Ch$224,260 at December 31, 2002, representing 269% of total long-term U.S. dollar debt at such date.

     The following table summarizes the financial instruments denominated in foreign currencies we held as of December 31, 2002 (in millions of Chilean pesos).

                                                                                                                 Estimated
                                                                                                                Fair Market
                                                            Expected Maturity Date                                 Value
                                  --------------------------------------------------------------------------    ----------
                                  2003        2004        2005       2006        2007    Thereafter    Total
                                  ----        ----        ----       ----        ----    ----------    -----
Assets
  US$ denominated
    Cash....................      1,161         -             -          -            -         -      1,161       1,161
    Money market mutual                                                               -
      funds.................     25,489         -             -          -                      -     25,489      25,489
    Time deposit............                    -             -     66,451            -         -     66,451      66,451


                                                                                                                 Estimated
                                                                                                                Fair Market
                                                            Expected Maturity Date                                 Value
                                  --------------------------------------------------------------------------    ----------
                                  2003        2004        2005       2006        2007    Thereafter    Total
                                  ----        ----        ----       ----        ----    ----------    -----

    Deposit credit link.....          -         -         6,127     10,802            -         -     16,929      16,929
    Bonds...................     15,330                  19,857     21,788        7,594    49,661    114,230     108,596

                  Liabilities
  US$ denominated
    Short-term liabilities
    Bonds...................          -         -             -          -       23,050     2,874     25,924      27,106
      Weighted average                                                              7.0
        interest rate.......          -         -             -          -            -     7.63%      7.07%
    Bank liabilities........          -         -             -     57,489            -         -     57,489      57,489
      Weighted average
        interest rate.......          -         -             -          6.51%              -          7.07%


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

     As a result of the Reclassification, statutory withdrawal rights under Chilean law were triggered entitling shareholders to withdraw from an issue by returning their shares to the issuer upon the creation of preferred shares such as the Series A Shares (preferred voting rights) or the Series B Shares (preferred dividend rights). If exercised, such withdrawal right is set at a price equal to the weighted average trading price over the two-month period prior to the date of the shareholder meeting approving the issuance of preferred shares. In November 1996, withdrawal rights were exercised as to 15,458,517 Common Shares for which we paid Ch$41,037 million (US$89.8 million). As required under Chilean law, we held the repurchased shares of Common Stock (subsequently reclassified as Series A Shares and Series B Shares) as treasury stock with neither voting nor economic rights for 12 months. During 1997, we canceled such shares and reduced shareholders' equity accordingly.

Item 15. DISCLOSURE CONTROL AND PROCEDURES

     (a) Based on their evaluation as of a date within 90 days of the filing date of this annual report, the chief executive officer and the chief financial officer of Andina have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the U.S.

Securities Exchange Act of 1934, or "Exchange Act") are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

     (b) There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

Item 16B. CODE OF ETHICS

Not Applicable.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

                                   PART III

Item 17. FINANCIAL STATEMENTS

     Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18. FINANCIAL STATEMENTS

     The following financial statements together with the Report of Independent Accountants, are filed as part of this annual report:

     Index to Consolidated Financial Statements.............................F-1
     Report of Independent Accountants......................................F-3
     Consolidated Balance Sheets at December 31, 2002 and 2001..............F-4
     Consolidated Statements of Income for the years ended
       December 31, 2002, 2001 and 2000.....................................F-6
     Consolidated Statements of Cash Flows for the years ended
       December 31, 2002, 2001 and 2000.....................................F-7
     Notes to Consolidated Financial Statements at
       December 31, 2002 and 2001 and for the years ended
       December 31, 2002, 2001 and 2000.....................................F-9

Item 19. EXHIBITS

Item       Description
----       -----------

1.1        Certification of Principal Executive Officer pursuant to 18 U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

1.2        Certification of Principal Financial Officer pursuant to 18 U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                    EMBOTELLADORA ANDINA S.A.
                                    (ANDINA BOTTLING COMPANY)


                                    /s/  Osvaldo Garay
                                    ------------------------------------------
                                    Osvaldo Garay
                                    Chief Financial Officer


Date: July 15, 2003

                   PRINCIPAL EXECUTIVE OFFICER CERTIFICATION
                    PURSUANT TO 18 U.S.C. SECTION 1350, AS
       ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jaime Garcia, certify that:

1. I have reviewed this annual report on Form 20-F of Embotelladora Andina S.A. (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of the Company's disclosure controls and procedures within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls;

6. The Company's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


/s/ JAIME GARCIA

Jaime Garcia
Chief Executive Officer
Embotelladora Andina S.A.
Dated: July 15, 2003

                   PRINCIPAL FINANCIAL OFFICER CERTIFICATION
                    PURSUANT TO 18 U.S.C. SECTION 1350, AS
       ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Osvaldo Garay, certify that:

1. I have reviewed this annual report on Form 20-F of Embotelladora Andina S.A. (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of the Company's disclosure controls and procedures within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls;

6. The Company's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


/S/ OSVALDO GARAY

Osvaldo Garay
Chief Financial Officer
Embotelladora Andina S.A.
Dated: July 15, 2003

                             FINANCIAL STATEMENTS



Index to Consolidated Financial Statements............................     F-1
Report of Independent Accountants.....................................     F-3
Consolidated Balance Sheets at December 31, 2002 and 2001.............     F-4
Consolidated Statements of Income for the years ended
  December 31, 2002, 2001 and 2000....................................     F-6
Consolidated Statements of Cash Flows for the years
  ended December 31, 2002, 2001 and 2000..............................     F-7
Notes to Consolidated Financial Statements at
  December 31, 2002 and 2001 and for the years ended
  December 31, 2002, 2001 and 2000....................................     F-9

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002


CONTENTS


Report of independent accountants
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements


        Ch$  -   Chilean pesos
      ThCh$  -   Thousands of Chilean pesos
        US$  -   United States dollars
      ThUS$  -   Thousands of United States dollars
       MUS$  -   Millions of United States dollars
         UF  -   Unidad de Fomento, an inflation-indexed peso-denominated
                  monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate
         R$  -   Brazilian reals
         A$  -   Argentine pesos


[GRAPHIC OMITTED][GRAPHIC OMITTED]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
Embotelladora Andina S.A.

We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002, all expressed in thousands of constant Chilean pesos of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in both Chile and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity as of December 31, 2002 and 2001 to the extent summarized in Note 23 to the consolidated financial statements.


Santiago, January 30, 2003

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002 and thousands of U.S. dollars)

                                                                                       At December 31,
                                                                                       ---------------
                  ASSETS                           Note                 2001                 2002                 2002
                  ------                           ----                 ----                 ----                 ----
                                                                        ThCh$                ThCh$                ThUS$
                                                                                                               (Unaudited
                                                                                                               Note 1 aa)
CURRENT ASSETS:
  Cash..................................                              14,284,622           11,646,001             16,206
  Time deposits.........................                3             18,716,503           12,439,084             17,310
  Marketable securities.................                4             26,341,376           25,539,794             35,541
  Receivables (net).....................                5             59,687,481           44,035,878             61,279
  Amounts due from related companies....               10 d)           1,455,370                   --                 --
  Inventories...........................                6             17,845,097           17,810,880             24,785
  Recoverable taxes.....................                               5,637,706            4,365,066              6,074
  Deferred income taxes.................               15 c)             518,541              711,234                990
  Other current assets..................                7              8,436,895            6,826,661              9,500
                                                                     -----------          -----------           --------
      Total current assets..............                             152,923,591          123,374,598            171,685
                                                                     -----------          -----------           --------

PROPERTY, PLANT AND EQUIPMENT:                          9
  Land..................................                              15,961,520           16,525,756             22,997
  Buildings and improvements............                              99,839,686          103,603,582            144,172
  Machinery and equipment...............                             239,373,611          248,556,756            345,886
  Other property, plant and equipment...                             176,447,714          186,349,229            259,319
  Technical reappraisal of property,
    plant and equipment.................                               1,877,853            1,877,853              2,613
  Less:  Depreciation...................                            (309,567,533)        (349,563,773)         (486,444)
                                                                     ------------         ------------          --------
      Total property, plant and
        equipment                                                    223,932,851          207,349,403            288,543
                                                                     -----------          -----------           --------

OTHER ASSETS:
  Investments in related companies......               10 a)          18,957,147           17,072,800             23,758
  Goodwill (net)........................               10 b)         114,602,177          113,882,356            158,476
  Investments in other companies........                                 692,059              737,390              1,026
  Long-term receivables.................                               1,179,974               28,616                 40
  Amounts due from related companies....               10 d)             135,280               91,290                127
  Intangible assets (net of
    accumulated  amortization of
    2,409,481 in 2001 and 2,845,213 in
    2002)...............................                               1,004,632              618,605                861
  Other long-term assets................               11            196,978,314          207,473,293            288,715
                                                                     -----------          -----------           --------
      Total other assets................                             333,549,583          339,904,350            473,003
                                                                     -----------          -----------           --------
      Total assets......................                             710,406,025          670,628,351            933,231
                                                                     ===========          ===========           ========


The accompanying notes are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002 and thousands of U.S. dollars)

                                                                                        At December 31,
                                                                                        ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY                   Note             2001                 2002                 2002
------------------------------------                   ----             ----                 ----                 ----
                                                                        ThCh$                ThCh$                ThUS$
                                                                                                               (Unaudited
                                                                                                               Note 1 aa)
CURRENT LIABILITIES:
  Short-term bank liabilities..................         12 a)         14,461,925            6,984,727             9,720
  Current portion of long-term bank liabilities         12 b)          7,405,594            2,534,763             3,527
  Current portion of bonds payable.............         13 a)          1,228,212            7,516,150            10,459
  Dividends payable............................                        4,028,706            3,925,793             5,463
  Trade accounts payable and notes payable.....                       35,819,903           29,395,901            40,907
  Other accrued liabilities....................         14            12,326,089           14,461,389            20,124
  Amounts payable to related companies.........         10 d)         12,498,009            9,214,015            12,822
  Income taxes payable.........................                        2,589,259            4,750,956             6,611
  Other taxes payable..........................                       11,188,172            8,710,780            12,122
  Other short-term liabilities.................                          129,631              125,855               175
                                                                     -----------          -----------          --------
      Total current liabilities................                      101,675,500           87,620,329           121,930
                                                                     -----------          -----------          --------

LONG-TERM LIABILITIES:
  Long-term bank liabilities...................         12 b)         56,993,410           59,582,040            82,913
  Bonds payable................................         13 a)        151,397,660          136,686,927           190,210
  Trade accounts payable and notes payable.....                          204,709               67,576                94
  Other accrued liabilities....................         14             6,394,492            9,274,827            12,907
  Deferred income taxes........................         15 c)          1,490,258            1,929,520             2,685
  Other long-term liabilities..................                        8,947,987            6,292,923             8,757
                                                                     -----------          -----------          --------
      Total long-term liabilities..............                      225,428,516          213,833,813           297,566
                                                                     -----------          -----------          --------
  Minority interest............................         19                46,944               49,586                69
                                                                     -----------          -----------          --------
  Contingencies and commitments................         17

SHAREHOLDERS' EQUITY:                                   18
  Paid-in capital..............................                      184,523,532          184,523,532           256,779
  Other reserves...............................                       47,639,994           59,566,086            82,891
  Retained earnings from previous years........                      128,967,505          103,658,528           144,249
  Net income for the year......................                       34,058,967           33,021,268            45,952
  Interim dividends............................                      (11,934,933)         (11,644,791)          (16,205)
                                                                     -----------          -----------          --------
      Total shareholders' equity...............                      383,255,065          369,124,623           513,666
                                                                     -----------          -----------          --------
      Total liabilities and shareholders' equity                     710,406,025          670,628,351           933,231
                                                                     ===========          ===========          ========


The accompanying notes are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002
                        and thousands of U.S. dollars)


                                                                 For the years ended December 31,
                                                                 --------------------------------
                                              Note           2000              2001              2002               2002
                                              ----           ----              ----              ----               ----
                                                            ThCh$             ThCh$              ThCh$             ThUS$
                                                                                                                 (Unaudited
                                                                                                                 Note 1 aa)
OPERATING RESULTS
  Net sales...........................                    472,608,712       496,384,932       398,241,896          554,184
  Cost of sales.......................                   (286,014,066)     (312,110,315)     (262,166,525)       (364,825)
                                                          ------------      ------------      ------------       ---------
    Gross profit......................                    186,594,646       184,274,617       136,075,371          189,359
  Administrative and selling expenses.                   (128,357,407)     (126,773,879)     (94,553,819)        (131,579)
                                                          ------------      ------------      -----------        ---------
    Operating income..................                     58,237,239        57,500,738        41,521,552           57,780
                                                          -----------       -----------       -----------        ---------

NON-OPERATING INCOME AND EXPENSE:
  Financial income....................                     25,638,858        33,452,237        24,534,525           34,142
  Other non-operating income..........        20 a)         2,320,833        31,038,127         2,485,622            3,459
  Financial expense...................                    (21,396,153)      (34,183,866)      (20,201,240)         (28,112)
  Other non-operating expense.........        20 b)       (17,925,141)      (26,938,100)      (24,712,883)         (34,389)
  Share of (loss) income from related
    companies.........................        10 a)        (1,358,783)       (1,406,783)        9,118,408           12,689
  Amortization of goodwill ...........                     (6,490,289)      (11,034,726)       (7,994,564)         (11,125)
  Price-level restatement.............                     (8,709,726)       (9,782,504)       (7,194,584)         (10,012)
  Exchange gains, net.................                      5,137,988         2,863,135        23,971,975           33,359
                                                          -----------       -----------       -----------        ---------
      Non-operating (expense) income..                    (22,782,413)      (15,992,480)            7,259               11
                                                          -----------       -----------       -----------        ---------
      Income before income tax expense
        and minority interest.........                     35,454,826        41,508,258        41,528,811           57,791
  Less:  Income tax expense...........        15 d)        (1,928,575)        (7,427,440)      (8,504,915)         (11,835)
                                                          -----------       ------------      -----------        ----------
      Income before minority interest                      33,526,251        34,080,818        33,023,896           45,956
  Less:  Income attributable to
    minority interest.................        19              (74,677)          (21,851)           (2,628)              (4)
                                                          -----------       -----------       -----------        ---------
      Net income......................                     33,451,574        34,058,967        33,021,268           45,952
                                                          ===========       ===========       ===========        =========

The accompanying notes are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002 and thousands of U.S. dollars)

                                                                     For the years ended December 31,
                                                                     --------------------------------
                                                    2000                2001                2002                 2002
                                                    ----                ----                ----                 ----
                                                   ThCh$               ThCh$               ThCh$                ThUS$
                                                                                                          (Unaudited Note
                                                                                                                1 aa)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Collection of trade receivables.......        633,557,851         713,531,007         559,644,062            778,787
  Financial income received.............         10,233,786          21,416,131          15,556,711             21,648
  Dividends and other distributions
    received............................            179,669                  --          11,519,107             16,030
  Collection of other receivables.......         38,623,082          25,224,261          21,884,890             30,455
  Payments to suppliers and personnel...       (469,760,252)       (560,515,293)       (417,084,173)         (580,404)
  Interest paid.........................        (23,331,621)        (24,083,905)        (16,179,919)           (22,516)
  Income tax payments...................         (3,426,394)         (2,201,882)         (4,519,386)            (6,289)
  Other expenses........................         (3,536,727)         (3,146,465)         (4,813,862)            (6,699)
  VAT and other similar items paid .....        (84,291,994)        (77,989,171)        (67,701,876)           (94,212)
                                                -----------         -----------         -----------       ------------
      Net cash provided by operating
        activities......................         98,247,400          92,234,683          98,305,554            136,800
                                                -----------         -----------         -----------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings from banks and others......         19,125,526         113,178,768          51,188,504             71,233
  Proceeds from issuance of bonds.......                 --         114,582,488                  --                 --
  Payment of bond issuance costs........                 --          (1,761,692)                 --                 --
  Payment of loans......................        (13,858,013)       (111,835,997)        (55,228,883)           (76,855)
  Repayment of bonds....................        (38,501,226)       (145,847,946)           (933,213)            (1,299)
  Dividends paid........................        (74,810,576)        (60,306,112)        (58,780,009)           (81,797)
                                                -----------         -----------         -----------         ----------

      Net cash used in financing
        activities......................       (108,044,289)        (91,990,491)        (63,753,601)           (88,718)
                                                ------------        -----------         -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of property, plant
    and equipment and  intangible assets          7,696,276          27,690,774             632,541                880
  Proceeds from sales of other
    investments.........................        473,649,323         795,867,060          37,805,952             52,610
  Collection of loans to related
    companies...........................          1,259,493           1,675,160             288,000                401
  Purchases of other investments........       (391,060,684)       (820,044,341)        (52,827,717)           (73,514)
  Additions to property, plant and
    equipment...........................        (28,311,209)        (23,294,373)        (23,840,570)           (33,176)
  Investments in related companies......        (49,029,867)        (16,440,997)                 --                 --
  Loans to related companies............         (1,208,172)            146,156            (284,139)              (396)
                                                -----------         -----------         -----------         ----------

      Net cash (used in) provided by
        investing activities............         12,995,160         (34,400,561)        (38,225,933)           (53,195)
                                                -----------         -----------         -----------         ----------

      Net cash flows from operating,
        financing and investing
        activities......................          3,198,271         (34,156,369)         (3,673,980)            (5,113)

PRICE-LEVEL RESTATEMENT OF CASH AND CASH
  EQUIVALENTS...........................           (809,692)         (8,226,365)         (6,158,043)            (8,569)
                                                -----------         -----------         -----------         ----------

NET INCREASE  (DECREASE) IN CASH AND
  CASH EQUIVALENTS......................          2,388,579         (42,382,734)         (9,832,023)           (13,682)

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR...............................         99,451,057         101,839,636          59,456,902             82,739
                                                -----------         -----------         -----------         ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR        101,839,636          59,456,902          49,624,879             69,057
                                                ===========         ===========         ===========         ==========

The accompanying notes are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002 and thousands of U.S. dollars)

                                                                      For the years ended December 31,
                                                                      --------------------------------
                                                        2000               2001               2002               2002
                                                        ----               ----               ----               ----
                                                        ThCh$              ThCh$              ThCh$             ThUS$
                                                                                                              (Unaudited
                                                                                                              Note 1 aa)
RECONCILIATION BETWEEN NET INCOME AND NET
  CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income...................................         33,451,574         34,058,967         33,021,268           45,952
Income on sales of assets:
    Loss (gain) on sales of property, plant
      and equipment..........................            148,363         (4,121,978)          (333,320)            (464)
    Gain on sale of investments..............                 --                 --           (715,167)            (995)
    Gain on sale of investments and other
      assets.................................           (105,223)            (1,873)            (5,421)              (8)

Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation.............................         43,032,876         41,927,800         40,268,168           56,036
    Amortization of goodwill.................          6,490,289         11,034,726          7,994,564           11,125
    Amortization of intangibles and deferred
      issuance costs.........................          2,399,012          4,563,436            670,106              933
    Write-offs and provisions................         11,237,575         10,147,092         11,217,461           15,610
    Share of (income) loss from affiliate
      companies, net.........................          1,358,783          1,406,783         (9,118,408)         (12,689)
    Price-level restatement..................          8,709,726          9,782,504          7,194,584           10,012
    Exchange gains, net......................         (5,137,988)        (2,863,135)       (23,971,975)         (33,359)
    Other credits to income that do not
      represent cash flows...................        (21,792,483)       (52,378,957)       (10,243,877)         (14,255)
    Other debits to income that do not
      represent cash flows...................          9,941,656         38,735,152         30,698,092           42,719
    Income attributable to minority interest.             74,677             21,851              2,628                4
Change in operating assets / liabilities:
    Receivables..............................         (3,130,359)         6,908,127          8,156,101           11,350
    Inventories..............................            674,875          7,749,812         (2,628,549)          (3,658)
    Other current assets.....................          2,034,130        (10,103,688)        22,884,502           31,846
    Trade accounts payable and notes payable
      relating to operating activities.......          3,338,645         (2,023,121)       (10,687,094)         (14,872)
    Interest payable.........................            706,122         (4,949,088)       (12,244,951)         (17,040)
    Income taxes payable.....................            500,984          2,758,416          3,247,336            4,519
    Trade accounts payable and notes payable
      relating to non-operating activities...            255,233         (2,609,124)           907,333            1,262
    VAT and other similar taxes..............          4,058,933          2,190,981          1,992,173            2,772
                                                     -----------        -----------        -----------        ---------
    Net cash provided by operating activities         98,247,400         92,234,683         98,305,554          136,800
                                                     ===========        ===========        ===========        =========

The accompanying notes are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                ----------------------------------------------

                         AT DECEMBER 31, 2001 AND 2002
                         -----------------------------

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------------------------------

Embotelladora Andina S.A. is registered under No. 00124 in the Securities Registry and is subject to the regulations of the Chilean Superintendency of Securities and Insurance Companies (the "SVS"):

The primary activity of Embotelladora Andina S.A. ("Andina", and together with its subsidiaries, the "Company") is the production and sale of Coca-Cola products and other beverages. The Company has bottling operations in Santiago, Chile and, through its subsidiaries, in Rio de Janeiro, Espiritu Santo and Minas Gerais, Brazil, and Mendoza, Cordoba, and Rosario, Argentina. The Company holds franchises from The Coca-Cola Company covering each of its Chilean, Brazilian and Argentine operations. The franchise for the Chilean territory expires in 2007. The franchise for the Brazilian territory expires in 2003 and can be extended to 2007 at the option of The Coca-Cola Company. In Argentina, the Company holds franchises for each of Mendoza, Rosario and Cordoba, which expire in 2006 and can be extended at the option of The Coca-Cola Company. Such franchises are expected to be renewed upon expiration.

The repatriation of capital and dividends from the Company's investments in Brazil is subject to certain restrictions in accordance with local Brazilian legislation. Earnings may be distributed only out of local currency retained earnings reported in the tax accounting records. At December 31, 2002, there are no distributable profits in Argentina or Brazil. There exist US$ 26 million of undistributed profits in Uruguay; it is the intention of the Company to continue to invest these funds for the foreseeable future.

Legal reorganizations and joint ventures:

On December 12, 2002 Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. purchased 100% of the shares in Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands. On December 22, both companies unanimously agreed to a capital increase in Mercury Equity Corp S.A., contributing 100% of the holdings both companies had in The Sterling Pacific Corp S.A. ("Sterling"). On December 23, 2002 the liquidation of Sterling took place, and its total assets and liabilities were transferred at book value to Mercury Equity Corp S.A. On December 30, 2002, the name of Mercury Equity Corp S.A. changed to Abisa Corp S.A. ("Abisa").

On November 22, 2001, Sociedad Andina Bottling Investments Dos S.A. was incorporated with capital of US$ 100 million, which shall be paid up within a maximum period of three years from the incorporation date.

On June 29, 2001, Embotelladora Andina S.A. and Cristalerias de Chile S.A. ("Cristalerias") entered into a number of contracts establishing a joint venture for the PET plastic container business in which these companies were involved through their respective subsidiaries, Envases Multipack S.A. and Crowpla Reicolite S.A. ("Crowpla"). This joint venture was undertaken by the Company through the incorporation of its subsidiary, Andina Inversiones Societarias S.A., as shareholder of 50% of the shares of Crowpla Reicolite S.A. The remaining 50% of these shares are owned by Cristalerias. In addition, Crowpla purchased the necessary assets from Multipack to develop this joint venture

On October 16, 2001, at the General Extraordinary Shareholders Meeting of Crowpla, the shareholders agreed to change the Company's name to "ENVASES CMF S.A." ("CMF"). As a result of the previously described asset purchase, an unrealized gain of ThCh$1,328,855 was generated, which will be recorded over the remaining useful life of property, plant and equipment sold to CMF.

On April 1, 2000, the Company terminated the Solucao Pet Ltda. ("Solucao") joint venture entered into with Continental Pet Technology, which resulted in the spin out of certain assets and liabilities to Continental Pet Technology, such that Solucao became 100% owned by Andina Bottling Investment.

In October, 2000, the subsidiaries in Brazil controlled by the operating subsidiary, Rio de Janeiro Refrescos Ltda. ("Refrescos"), were transferred and merged, resulting in the absorption of the companies Solucao and Transportes Landa Rio Ltda. Subsequently Refrescos merged with Brazilian Copa
Participacoes Ltda., with Refrescos becoming the surviving company.

Acquisitions:

As discussed in Note 10, in March 2000 Refrescos purchased through a share exchange a new franchise for the sale of carbonated drinks, beer, and mineral water throughout the northern territory of the state of Rio de Janeiro, Espiritu Santo, and the southern part of the state of Minas Gerais previously owned by Nitvitgov Refrigerantes S.A. ("Nitvitgov") for a total of US$ 75 million. Subsequently, on May 23, 2000, the shareholders authorized Refrescos to incorporate Nitvitgov, which in addition owned 25% of Centralli Refrigerantes S.A. The franchise authorizes the production, sale, and distribution of products under The Coca-Cola Company trademark in the above-mentioned territories.

Accounting policies:

The significant accounting policies of the Company are as follows:

     General

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile ("Chilean GAAP") and regulations established by the SVS.

The accompanying financial statements reflect the consolidated results of operations of Andina and its subsidiaries. All significant intercompany transactions have been eliminated. The Company consolidates the financial statements of the companies in which it controls a majority of voting shares or has the ability, direct or indirect, to direct the management and policies of the company. The Company owns, directly or indirectly in excess of 99.5% of the shares of all of its subsidiaries.

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of property, plant and equipment; allowance for doubtful accounts; inventories; deferred income tax assets; the carrying value of Goodwill and Other Intangible Assets and the liability for deposits for bottles and cases. Actual results could differ from those estimates.

     Constant currency restatement

     The financial statements of the Company have been price-level restated in order to reflect the effects of changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and all income statement accounts have been restated to reflect the changes in the Chilean consumer price index from the date of acquisition, incurrence or occurrence to the end of the year.

     The restatements were calculated using the official consumer price index of the National Institute of Statistics (the "CPI") and were based on the "prior month rule", pursuant to which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

     The values for the CPI used for price-level restatement purposes are as follows:

                                                                                                       Change over previous
                                                                                      Index                 November 30
                                                                                      -----                 -----------
                                                                                                                 %

November 30, 2000........................................................              106.82                   4.7
November 30, 2001........................................................              110.10                   3.1
November 30, 2002........................................................              113.36                   3.0

By way of comparison, the values for the CPI at each year end are as follows:

                                                                                                       Change over previous
                                                                                      Index                 December 31
                                                                                      -----                 -----------
                                                                                                                 %

December 31, 2000........................................................              106.94                   4.5
December 31, 2001........................................................              109.76                   2.6
December 31, 2002........................................................              112.86                   2.8

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the UF that changes daily to reflect the changes in the CPI. As the Company's indexed liabilities exceed its indexed assets, the increase in the index resulted in a net loss on the indexation in 2000, 2001 and 2002. Values for the UF are as follows (historical pesos per UF):

                                                                         Ch$

        December 31, 2000...........................................  15,769.92
        December 31, 2001...........................................  16,262.66
        December 31, 2002...........................................  16,744.12

All amounts in the financial statements and notes are expressed in Chilean pesos of December 31, 2002 purchasing power, unless otherwise stated. For comparative purposes, the 2000 and 2001 financial statements, and the amounts disclosed in the related footnotes, have been restated in terms of Chilean pesos of December 31, 2002 purchasing power. This updating does not change the prior year's statements or information in any way except to update the amounts to Chilean pesos of similar purchasing power.

     Assets and liabilities in foreign currency

Assets and liabilities denominated in foreign currencies were translated into Chilean pesos at the exchange rates reported by the Central Bank of Chile as follows:

                                                 Exchange rates at December 31,
Currency                                             2001             2002
--------                                             ----             ----
                                                      Ch$              Ch$

U.S. dollar.......................................   654.79          718.61
Pesos (Argentina).................................   385.17          213.24
Reales (Brazil)...................................   282.19          203.38

     Time deposits and marketable securities

Time deposits are shown at cost plus price-level restatements and accrued interest, which approximates market value.

Marketable securities relate to units in mutual funds which are stated at redemption value at the end of each year.

     Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

     Inventories

Inventories are stated at purchase and/or production cost, adjusted for price-level restatements and are computed under the average cost method. Provisions are made for obsolescence on the basic of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

     Recoverable taxes

Recoverable taxes represent a net account receivable for value-added taxes on purchases and sales.

     Income taxes and deferred income taxes

The Company has recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that is in effect and the estimated date of reversal, in conformity with Technical Bulletin Nos. 60 and 71 issued by the Chilean Institute of Accountants. Previously unrecorded deferred income taxes at January 1, 2000 are recognized in income as the temporary differences reverse.

     Property, plant and equipment and depreciation

Property, plant and equipment are carried at cost plus price-level restatements less accumulated depreciation. Expenditures for significant improvements, or replacement parts, which extend the useful life of an asset for more than one year are capitalized, while maintenance and repair costs are charged to operations as incurred. Gains and losses arising from normal retirement and disposal of property, plant and equipment are reflected in "Other non-operating income and expense".

Property, plant and equipment to be disposed of are valued at the lower of the net realizable value and book value, based on independent appraisals. Unrealized losses are reflected in the consolidated statement of income under "Other non-operating expense".

During 1979, the SVS authorized a technical appraisal of certain property, plant and equipment, which is shown under the heading "Technical reappraisal of property, plant and equipment".

Depreciation expense, amounting to ThCh$ 43,032,876, ThCh$ 41,927,800 and ThCh$ 40,268,168 for 2000, 2001 and 2002, respectively, is determined by the straight-line method based on the estimated useful lives of the revalued assets, which are as follows:

                                                                         Years
                                                                         -----

        Buildings and improvements.....................................  25-60
        Machinery and equipment........................................    10
        Containers.....................................................   2-5
        Other..........................................................   1-10

     Containers

Containers kept at plants and warehouses, as well as bottles and plastic containers held by third parties, are stated at cost plus price-level restatements, net of depreciation. Broken bottles or spoiled containers at warehouses or plants are expensed in each accounting period.

     Deposits for containers

The liability for deposits for containers in circulation is estimated based on the number of bottles in circulation and the weighted average deposit value per bottle.

This liability is presented under "Other long-term liabilities" considering that the number of new bottles in circulation during a year is higher than the number of bottles returned during the same period.

     Computer software

Software currently in use corresponds to computer packages purchased from third parties and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for computer system development and for the use of Company resources are charged to expense.

     Investments in related companies

Investments in companies in which the Company's participation exceeds 10% but is less than 50% are accounted for using the equity method. The Company's proportionate share in net income and loss of related companies is recognized in "Other non-operating income and expense" in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in which the participation is below 10% are accounted for at cost plus price-level restatements.

     Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts; not in excess of 20 years.

     Goodwill

The Company has classified the cost in excess of fair value of the net assets of companies acquired in purchase transactions as goodwill. Goodwill generated on acquisitions is amortized on a straight-line basis over 20 years. The Company evaluates the recoverability of goodwill on a periodic basis.

Amortization of goodwill amounted to ThCh$ 6,490,289, ThCh$ 11,034,726 and ThCh$ 7,994,564 for the years ended December 31, 2000, 2001 and 2002, respectively.

     Transactions under resale agreements

Purchases of securities under resale agreements are recorded at cost. Applicable interest is recorded as financial income using the straight-line method on an accrual basis.

     Issuance costs

The issuance and placement costs of bonds are shown in "Other current assets" and "Other long-term assets" and are being amortized on a straight-line basis over the life of the respective instruments.

Costs include legal, reports on risk classification, printing, and commissions on issuance and are presented net of accumulated amortization.

     Claims for recovery

Claims for recovery represent contractual rights for recovery of contingent losses from one of the former owners of the Company's Brazilian bottling subsidiary, Refrescos. Such losses pertain to labor, tax and other matters that are the subject of legal proceedings for which the former owners have accepted responsibility, including the cost of conducting appropriate legal defenses. The claims for recovery are recognized in the full amount of the accrual for losses and contingencies, which is less than the amounts of guarantees provided by the former owners.

     Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

     Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective bargaining agreements entered into with its employees in Chile. The indemnity is payable to employees at the rate of one full month's salary for every year of service with the Company. This liability is shown at the present value of the accrued benefits which was calculated by applying a real discount rate of 7% per annum to the benefit accrued as of the end of the year over an average future service period of 15 years.

     Sales recognition

The Company records sales revenue based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

     Franchise incentives

The Coca-Cola Company, at its sole discretion, provides the Company with various benefits and incentives, including advertising and promotional support. The amounts received from The Coca-Cola Company for such support are included within the captions that compose operating income, depending on the nature of the support given.

     Derivative transactions

The Company enters into forward and swap contracts to cover the risk of exposure to exchange rate differences on liabilities denominated in United States dollars.

These hedge instruments are recorded at their market values at the closing date of the financial statements. Unrealized losses are recognized as a charge to income and gains are deferred and included in other liabilities (current or long-term) until realized.

Hedge contracts for anticipated transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

     Translation of financial statements in foreign currencies

The financial statements of the non-Chilean subsidiaries of Andina have been converted to Chilean pesos in accordance with Technical Bulletin No. 64, "Accounting for Investments Abroad", of the Chilean Institute of Accountants for the years ended December 31, 2000, 2001 and 2002. Assets and liabilities from these investments are translated into Chilean pesos at the year end exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

     Cash flows

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a remaining maturity of less than three months at the closing date of the financial statements, including securities purchased under resale agreements, to be cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

     Reclassifications

Certain balances from prior years have been reclassified to conform with current year presentation.

     Translation to U.S. dollars (Unaudited)

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2002 closing exchange rate of Ch$ 718.61 per US$ 1.00. No representation is made that the Chilean peso amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate.

NOTE 2 - CHANGES IN ACCOUNTING PRINCIPLES
-----------------------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous years which could significantly affect the comparability of these financial statements.

NOTE 3 - TIME DEPOSITS
----------------------

Time deposits, at each year-end were as follows:

                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----
                                                  ThCh$              ThCh$

Foreign currency deposits.................     18,716,503         12,439,084
                                               ----------         ----------
   Total..................................     18,716,503         12,439,084
                                               ==========         ==========


NOTE 4 - MARKETABLE SECURITIES
------------------------------

Marketable securities at each year-end were as follows:

                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----
                                                  ThCh$              ThCh$

Units in mutual funds....................      26,341,376         25,539,794
                                               ----------         ----------
   Total.................................      26,341,376         25,539,794
                                               ==========         ==========

NOTE 5 - RECEIVABLES
--------------------

Receivables (net) at each year-end consisted of the following:

                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----
                                                  ThCh$              ThCh$

Trade accounts receivable....................  31,061,894          28,323,095
Notes receivable.............................  14,916,534          12,742,386
Miscellaneous accounts receivable............  17,161,970           5,512,170
Allowance for doubtful accounts..............  (3,452,917)         (2,541,773)
                                               ----------          ----------
   Accounts receivable (net).................  59,687,481          44,035,878
                                               ==========          ==========

Notes receivable consisted primarily of post-dated checks, Miscellaneous accounts receivable consisted primarily of advance payments made to suppliers and amounts due from employees.

Gross balances outstanding for more than 90 days but less than one year were ThCh$ 5,359,196 and ThCh$ 3,410,594 at December 31, 2001 and 2002,
respectively.

The Company's bad debt expense totaled ThCh$ 521,347 in 2000, ThCh$ 1,148,355 in 2001 and ThCh$ 390,575 in 2002.

NOTE 6 - INVENTORIES
--------------------

Inventories at each year-end consisted of the following:

                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----
                                                  ThCh$              ThCh$

Finished products.........................      9,611,706          8,844,967
Products-in-process.......................         58,596             49,773
Raw materials.............................      7,441,955          6,674,372
Raw materials in-transit..................        732,840          2,241,768
                                              -----------       ------------
      Total...............................     17,845,097         17,810,880
                                              ===========       ============

Provisions for obsolescence totaled ThCh$ 327,878 and ThCh$ 216,357 at December 31, 2001 and 2002, respectively.

NOTE 7 - OTHER CURRENT ASSETS
-----------------------------

Other current assets at each year-end were as follows:

                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----
                                                  ThCh$              ThCh$

Supplies....................................     2,476,820         2,820,806
Financial instruments subject to
  repurchase agreements (*).................     1,643,946                --
Prepaid expenses............................     2,915,505         1,952,363
Other.......................................     1,400,624         2,053,492
                                              ------------      ------------
      Total.................................     8,436,895         6,826,661
                                              ============      ============

(*) Represents interest bearing time deposits with remaining maturities of less than 30 days.

NOTE 8 - DERIVATIVES
--------------------

The Company had the following foreign currency forward purchase contracts at December 31, 2001 and 2002:

                                                                                                                 Fair value at
                                                                                                                 December 31,
      Bank                  Purchase date      Currency     Notional amount   Maturity date      Currency           2001
      ----                  -------------      --------     ---------------   -------------      --------           ----
                                                                  ThCh$                                             ThCh$

Deutsche Bank                 11/26/2001          US$           3,346,693       01/15/2002          Ch$            (109,411)
Deutsche Bank                 11/26/2001          US$           3,486,138       02/14/2002          Ch$            (113,970)
Deutsche Bank                 11/27/2001          US$           4,222,742       03/14/2002          Ch$            (108,696)
Deutsche Bank                 11/27/2001          US$           2,976,687       04/16/2002          Ch$             (76,622)
Deutsche Bank                 11/27/2001          US$           2,769,011       05/15/2002          Ch$             (71,276)
Deutsche Bank                 11/27/2001          US$           2,561,335       06/13/2002          Ch$             (65,930)
Deutsche Bank                 12/04/2001          US$           2,599,521       07/16/2002          Ch$            (104,117)
Deutsche Bank                 12/04/2001          US$           3,302,095       08/13/2002          Ch$            (132,256)
Deutsche Bank                 12/04/2001          US$           2,529,264       09/17/2002          Ch$            (101,303)
Deutsche Bank                 12/10/2001          US$           1,174,291       09/17/2002          Ch$             (27,753)
Pactual Bank                  08/03/2001          US$           1,889,169       01/02/2002           R$            (259,302)
Pactual Bank                  08/15/2001          US$           2,695,579       06/27/2002           R$            (354,996)
Citibank                      11/08/2001          US$           1,119,560       02/01/2002           R$                   -
Citibank                      11/08/2001          US$           2,990,439       03/01/2002           R$                   -
Santander Bank                11/09/2001          US$           2,914,902       04/01/2002           R$            (356,671)
Bank Boston                   11/19/2001          US$           2,722,689       05/02/2002           R$            (281,354)
Bradesco Bank                 11/19/2001          US$           2,475,171       06/03/2002           R$            (252,733)
Bradesco Bank                 11/19/2001          US$           2,186,514       07/01/2002           R$            (222,697)
Bradesco Bank                 11/27/2001          US$           1,613,246       08/01/2002           R$            (124,283)



                                                                                                                 Fair value at
                                                                                                                 December 31,
      Bank                  Purchase date      Currency     Notional amount   Maturity date      Currency           2001
      ----                  -------------      --------     ---------------   -------------      --------           ----
                                                                  ThCh$                                             ThCh$

Itau Bank                     11/27/2001          US$           1,716,434       09/02/2002           R$            (140,166)
Itau Bank                     12/04/2001          US$           1,818,274       10/01/2002           R$            (147,812)
Pactual Bank                  12/04/2001          US$           1,947,090       11/01/2002           R$            (106,533)
Citibank                      12/04/2001          US$           2,024,650       12/02/2002           R$            (110,563)
Pactual Bank                  12/04/2001          US$           2,705,828       01/02/2003           R$            (147,174)
Pactual Bank                  12/19/2001          US$           2,908,168       12/27/2002           R$              33,279
                                                             --------------                                       ---------
                     Total                                     62,695,490                                        (3,382,339)
                                                               ==========                                        ===========


                                                                                                                 Fair value at
                                                                                                                 December 31,
      Bank                  Purchase date      Currency     Notional amount   Maturity date      Currency           2001
      ----                  -------------      --------     ---------------   -------------      --------           ----
                                                                  ThCh$                                             ThCh$
Deutsche Bank                 19/11/2002          US$           4,372,797       31/01/2003          Ch$               3,648
Deutsche Bank                 19/11/2002          US$           4,082,173       28/02/2003          Ch$               7,655
Deutsche Bank                 19/11/2002          US$           3,343,630       28/03/2003          Ch$               9,280
Deutsche Bank                 20/11/2002          US$           4,039,896       30/04/2003          Ch$              15,680
Deutsche Bank                 20/11/2002          US$           3,388,572       30/05/2003          Ch$              18,291
Deutsche Bank                 20/11/2002          US$           2,849,841       27/06/2003          Ch$              18,518
Deutsche Bank                 06/12/2002          US$           2,746,272       31/07/2003          Ch$              22,740
Deutsche Bank                 06/12/2002          US$           2,910,498       29/08/2003          Ch$              28,872
Deutsche Bank                 06/12/2002          US$           3,228,812       30/09/2003          Ch$              38,184
BBVA Banco Bhif               11/12/2002          US$           2,769,060       31/10/2003          Ch$              38,342
BBVA Banco Bhif               11/12/2002          US$           2,986,109       28/11/2003          Ch$              46,994
BBVA Banco Bhif               11/12/2002          US$           3,146,525       30/12/2003          Ch$              56,502
Itau Bank                     20/12/2002          US$             727,016       02/05/2003           R$               8,406
ABN AMRO Bank                 20/12/2002          US$             728,454       02/06/2003           R$               9,844
Itau Bank                     20/12/2002          US$             729,992       01/07/2003           R$              11,382
Citibank                      20/12/2002          US$             730,995       01/08/2003           R$              12,385
Citibank                      20/12/2002          US$             733,366       01/09/2003           R$              14,756
Citibank                      20/12/2002          US$             733,558       01/10/2003           R$              14,948
Itau Bank                     20/12/2002          US$             729,791       03/11/2003           R$              11,181
ABN AMRO Bank                 19/11/2002          US$           5,746,855       01/12/2003           R$              (2,025)
Itau Bank                     19/11/2002          US$           5,016,259       01/12/2003           R$             (14,011)
ABN AMRO Bank                 20/12/2002          US$             731,385       01/12/2003           R$              12,775
Itau Bank                     20/12/2002          US$             730,456       02/01/2004           R$              11,846
                                                             ------------                                            ------
                     Total                                     57,202,312                                           396,193
                                                               ==========                                           =======

Under Chilean GAAP, in accordance with Technical Bulletin No. 57, "Accounting for Derivative Contracts", certain of these forward contracts have been designated as hedges of forecasted transactions. The fair value of these contracts represent a loss of ThCh$ 911,333 in 2001 and a gain ThCh$ 396,193 in 2002 that has been deferred until the contracts are settled as allowed by Chilean GAAP. The remaining contracts that are not designated as hedges of forecasted transactions have been valued at fair value with changes in fair value totaling ThCh$ 2,471,006 in 2001 and ThCh$ 0 in 2002, being recognized in the income statement under the "Financial Expense" caption.

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT
--------------------------------------

(a) Land, buildings and improvements and machinery and equipment at each year-end were as follows:

                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----
                                                  ThCh$              ThCh$

Land.......................................     15,961,520          16,525,756
Buildings and improvements.................     99,839,686         103,603,582


                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----

Machinery and equipment....................    239,373,611         248,556,756
                                             -------------        -------------
      Total................................    355,174,817         368,686,094
                                             =============        ============
Accumulated depreciation...................    168,932,562         196,021,733
                                             =============        =============

     Other property, plant and equipment at each year-end were as follows:

                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----
                                                  ThCh$              ThCh$

Containers...................................    95,964,301       98,897,153
Furniture, tools and implements..............    26,268,539       31,724,997
Marketing and displays.......................    39,802,625       41,559,522
Vehicles and other fixed assets..............    14,412,249       14,167,557
                                              -------------    -------------
      Total..................................   176,447,714      186,349,229
                                              =============    =============
Accumulated depreciation.....................   140,108,820      153,005,894
                                              =============    =============

     Technical reappraisal of property, plant and equipment:

This item represents the increase in value of property, plant and equipment resulting from a technical reappraisal made by the Company in 1979 under SVS regulations. Technical reappraisal at each year-end was as follows:

                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----
                                                  ThCh$              ThCh$

Land........................................    1,255,123         1,255,123
Buildings and improvements..................      174,032           174,032
Machinery and equipment.....................      448,698           448,698
                                             ------------      ------------
      Total.................................    1,877,853         1,877,853
                                             ============      ============
Accumulated depreciation....................      526,151           536,146
                                             ============      ============

NOTE 10 - INVESTMENTS IN RELATED COMPANIES AND GOODWILL
-------------------------------------------------------

(b)  Investments in related companies:

Information concerning investments in related companies was as follows:

                               Ownership percentage at       Investment value at
                                     December 31,                December 31,            Participation in net income (loss)
                                     ------------                ------------            ----------------------------------
                                  2001          2002          2001          2002          2000          2001          2002
                                  ----          ----          ----          ----          ----          ----          ----
                                   %             %           ThCh$         ThCh$         ThCh$         ThCh$         ThCh$

Envases CMF S.A. (1)...........    50.00         50.00    13,370,734    14,666,528            --        30,254       230,256
Cican S.A. ....................    15.20         15.20     2,810,807     1,087,808        95,090      (307,607)   (1,907,111)
Kaik Participacoes Ltda.(2)....    11.31         11.31     1,505,662       230,672      (860,826)     (504,259)   10,984,157
Envases Central S.A............    48.00         48.00     1,269,944     1,087,792      (188,106)     (395,946)     (188,894)
Agromax S.A. (3)...............    48.62         48.62            --            --            --       (14,197)           --
Centralli Refrigerante S.A.(4).    25.00         25.00                                  (338,539)     (215,028)           --
Ruscor Refrigerantes S.A.(5)...       --            --            --            --       (66,402)           --            --
                                                            --------      --------       --------     --------      --------
           Total                                          18,957,147    17,072,800    (1,358,783)   (1,406,783)    9,118,408
                                                          ==========    ==========     ==========    ==========    =========

(1) As discussed in Note 1), this corresponds to the joint venture between the Company and Cristalerias de Chile that was formed on June 29, 2001.

(2) Andina through its subsidiary Refrescos, has an indirect equity investment (11.31%) in Kaik Participacoes Ltda. (Kaik). Kaik, in turn, had a 33.46% equity investment in Cervejarias Kaiser S.A., which on March 19, 2002 was sold for MUS$ 484.5 to a Canadian company. As a result of this transaction the Company recognized a gain of MUS$ 15.32 in Refrescos. Refrescos received MUS$ 15 as dividend, as a result of the payment in cash for said sale. A total of MUS$ 5.7 is pending, which has been guaranteed against shares of the acquirer, the Molson Company. This receivable has been provisioned.

(3) At December 31, 2000, this investment was shown at cost plus price-level restatement. The effect of not recognizing the participation in net income for 2000 was considered to be immaterial by the Company's management. In 2001 and 2002, the Company was accounted for using the equity method. Agromax S.A. had negative equity in 2001 and 2002.

(4)  Centralli Refrigerante S.A. had negative equity in 2001 and 2002.

(5) On February 29, 2000, Refrescos made a cash investment for 50% of the shares of Ruscor Refrigerantes S.A., which owned 100% of the shares of Nitvitgov. On March 30, 2000, 50% of the shares of Ruscor Refrigerante S.A. owned by Refrescos were exchanged for all of the shares of Nitvitgov, as a result of which Refrescos became the direct owner of Nitvitgov. In addition, Nitvitgov has a 25% interest in Centralli Refrigerante S.A.

     Goodwill (net):

The detail of goodwill (net) at each year-end was as follows:

                                                       At December 31,
                                                       ---------------
                                                   2001               2002
                                                   ----               ----
                                                  ThCh$              ThCh$

Rio de Janeiro Refrescos Ltda...............    20,488,119         19,965,557
Nitivitgov Refrigerantes....................    42,450,356         42,756,576
Embotelladora del Atlantico.................    50,406,056         49,942,868
Sociedad de Inversiones
  Libertador Bernardo O'Higgins.............     1,257,646          1,217,355
                                             -------------      -------------
      Total.................................   114,602,177        113,882,356
                                             =============      =============

As outlined in Note 1, the investment in Envases CMF S.A. generated goodwill which was fully amortized, considering the income generated by Envases Multipack S.A. from the sale of property, plant and equipment to the former company.

Accumulated amortization was ThCh$ 52,590,859 and ThCh$ 60,585,423 at December 31, 2001 and 2002, respectively.

     Transactions with related companies:

                                                                                      Amount of transactions for the year
                                                                                              ended December 31,
                                                              Type of                        ------------------
          Company                    Relation               transaction              2000            2001            2002
          -------                    --------               ------------             ----            ----            ----
                                                                                     ThCh$          ThCh$           ThCh$

Envases Central S.A.         Equity investee           Sales of raw materials      1,269,839      1,094,431       1,264,079
(Chile)                                                and supplies
                                                       Finished product            8,910,511      8,622,968      13,457,125
                                                       purchases
                                                       Loan given                  1,197,751        825,772              --
                                                       Loan received               1,200,588        852,035         288,000

Envases Italprint S.A.       Director in common        Raw material purchases        894,424      1,018,717         692,925
(Chile)

Coca Cola de Chile S.A. (1)  Related company           Concentrate purchases      33,840,052     37,751,533      39,542,496
                             through shareholder       Advertising                 7,444,841      2,604,145       2,763,953
                                                       participation

                                                                                      Amount of transactions for the year
                                                                                              ended December 31,
                                                              Type of                        ------------------
          Company                    Relation               transaction              2000            2001            2002
          -------                    --------               ------------             ----            ----            ----

                                                       Water source rental         2,983,943      2,941,695       1,564,656
                                                       Others                             --             --       1,166,127
Coca Cola de Argentina       Related company           Concentrate purchases      19,844,981     14,109,809      10,426,692`
S.A. (1)                     through shareholder

Cican S.A. (Argentina)       Equity investee           Can purchases               6,988,029      5,946,554       1,561,631
                                                       PET purchases                      --        740,474         117,587

Cervejarias Kaiser S.A.      Equity investee           Finished product            4,923,208      4,753,289       4,920,426
(Brazil)                                               purchases
                                                       Advertising and other              --      1,718,425       1,120,346
                                                       expenses
Coca Cola Industrias Ltda.   Related company           Advertising                        --      2,329,794              --
(Brazil)                       through shareholder     participation
                                                       Promotional plans                  --     11,357,258              --
                                                       Concentrate purchases      19,324,472             --              --
Envases del Pacifico S.A.    Director in common        Label purchases                    --        310,195              --
(Chile)

Recofarma Industrias do      Related company           Concentrate purchases              --     25,834,379      25,210,924
  Amazonas Ltda. (Brazil)      through shareholder
                                                       Advertising                        --             --      15,458,163
                                                       participation

Envases CMF S.A. (Chile)     Equity investee           Container purchases                --      2,859,887       6,941,371
                                                       Raw material purchases             --      5,850,793       5,971,984

Centralli Refrigerantes      Equity investee           Finished product                   --      2,717,568       4,354,956
S.A. (Brazil)                                          purchases

(1) Reflects shared advertising expenses with Coca-Cola.

     Amounts receivable and amounts payable with related companies:

Short-Term
----------

                                                     At December 31, 2001                   At December 31, 2002
                                                     --------------------                   --------------------
         Company                               Receivable            Payable            Receivable         Payable
         -------                               ----------            -------            ----------         -------
                                                 ThCh$                ThCh$               ThCh$            ThCh$

Envases CMF S.A.                                651,916                      -                 --         3,372,275
Coca-Cola de Chile S.A. (1)                          --              2,839,216                 --         3,364,530
Envases Central S.A. (2)                             --                730,864                 --           812,609
Coca Cola de Argentina S.A. (2)                      --              3,836,530                 --           563,428
Recofarma Industrias do Amazonas Ltda.               --              2,390,017                 --           413,496
Centralli Refrigerante S.A. (2)                      --                224,951                 --           164,569
Cervejarias Kaiser S.A. (2)                      49,980                     --                 --           159,225
Envases del Pacifico S.A. (2)                        --                 18,783                 --           128,843
Cican S.A. (Argentina) (2)                           --                603,844                 --           120,035
Envases Italprint S.A.                               --                281,569                 --           115,005
ECPG Net Inc                                     11,212                     --                 --                --
Coca Cola Industrias Ltda. (2)                  742,262              1,572,235                 --                --
                                              ---------            -----------                           ----------
         Total                                1,455,370             12,498,009                 --         9,214,015
                                              =========             ==========             ======         =========

Long Term
---------

                                                     At December 31, 2001                   At December 31, 2002
                                                     --------------------                   --------------------
         Company                               Receivable            Payable            Receivable         Payable
         -------                               ----------            -------            ----------         -------
                                                 ThCh$                ThCh$               ThCh$            ThCh$

Coca Cola (Chile)                                77,896                     --             54,506                --
Centralli Refrigerante S.A. (2)                  57,384                     --             36,784                --
                                              ---------
         Total                                  135,280                     --             91,290                --
                                              =========              =========          =========        ==========

(1) Reflects shared advertising expenses with Coca-Cola.
(2) Payable resulting from purchase of finished products.

NOTE 11 - OTHER LONG-TERM ASSETS:
---------------------------------

Other assets at each year-end were as follows:

                                                                                            At December 31,
                                                                                            ---------------
                                                                                     2001                    2002
                                                                                     ----                    ----
                                                                                     ThCh$                   ThCh$
Yankee bonds:
   Endesa...................................................................      17,370,454              17,026,116
   Compania Manufacturera de Papeles y Cartones S.A.........................       7,064,872               7,241,413
   Compania de Telefonos de Chile S.A.......................................      15,167,067                      --
   Celulosa Arauco Constitucion S.A.........................................      17,094,823              10,593,055
   Chilgener S.A............................................................      16,736,440              18,034,400
   Banco Santander - Santiago ..............................................       9,958,546              10,402,849
   Enersis S.A..............................................................      10,388,261               7,943,065
   Bundes Bank..............................................................       9,553,938                      --
   Scotiabank Sudamericano S.A..............................................       3,573,510               3,720,406
   Petroleos Mexicanos......................................................       7,397,837              15,513,157
   Telefonos de Mexico S.A..................................................       3,675,235               3,753,451
   Cemex S.A................................................................       4,325,669                      --
   Bono soberano Argentina..................................................         687,923                      --
   Bono soberano de Chile...................................................              --              12,615,551
   Empresa Electrica Pehuenche S.A..........................................       6,932,772               7,386,880
Time deposit - Deutsche Bank AG.............................................      55,553,295              66,451,288
Deferred bond issuance costs and bond discounts.............................       4,493,743               4,043,003
Deferred charges............................................................       2,449,226               2,249,136
Non-operating fixed assets..................................................       1,553,076                 833,763
Deposit Credit Link CTC.....................................................              --              10,801,607
Deposit Credit Link Pemex...................................................              --               4,927,133
Deposit Credit Link Cemex...................................................              --               1,200,087
VAT (Argentina).............................................................       1,254,535                 655,418
Claims for recovery and others (*)..........................................       1,747,092               2,081,515
                                                                                ------------            ------------
   Total....................................................................     196,978,314             207,473,293
                                                                                ============            ============

(*) Includes claims for recovery for the acquisition of Refrescos amounting to ThCh$ 859,903 at December 31, 2001. These claims for recovery relate to the terms of the purchase of Refrescos by the Company under which the Company has guarantees in an aggregate amount of approximately US$ 50.0 million (ThCh$ 35,930,500) from Confab S.A. ("Confab"), one of the prior owners of Refrescos in connection with the accrual for losses and contingencies shown in Note 17. At December 31, 2001, these guarantees consist of letters of credit from a major Brazilian commercial bank in the amount of US$ 6.3 million and US$ 1.3 million, respectively, subject to being increased up to US$ 20 million at the request of the Company, and a mortgage on real estate of Confab valued at approximately US$ 30.0 million by a recognized independent appraiser. As of the date of acquisition of Refrescos in 1994, the loss accruals for the contingencies amounted to a total of ThCh$ 12,666,944, all of which were recorded as claims for recovery under the terms of such purchase. See Note 17.

NOTE 12 - BANK LIABILITIES
--------------------------

(a)  Short-term bank liabilities:

The weighted-average annual interest rates on short-term borrowings (including short-term lines of credit) outstanding at December 31, 2001 and 2002 were 3.95% and 3.58%, respectively.

At December 31, 2001 and 2002, the Company had approximately Ch$ 105,767 million and Ch$ 77,268 million, respectively, available through short-term lines of credit. The aggregate used portion of the lines of credit at December 31, 2001 and 2002 was approximately Ch$ 9,756 million and Ch$ 5,142 million, respectively.

(b) Long-term bank liabilities consist of loans in Brazilian reales and U.S. dollars, the terms of which were as follows:

                                                               Terms
                                                       -----------------------
Lenders                                                Various banks
Payments of interest                                   Semiannually in arrears
Weighted average interest rate                         6.75% per annum

The long-term bank liabilities outstanding at each year-end were as follows:

                                                       At December 31,
                                                       ---------------
                                                  2001                 2002
                                                  ----                 ----
                                                  ThCh$                ThCh$

Long-term bank loans                           64,399,004           62,116,803
Less:  Current portion                         (7,405,594)          (2,534,763)
                                              -----------          -----------
  Total long-term portion                      56,993,410           59,582,040
                                              ===========          ===========

Scheduled maturities of the long-term bank liabilities at December 31, 2002 were as follows:

           Maturing
       during the year
     ending December 31,                                       2002
     -------------------                                       ----
                                                               ThCh$

             2004                                               66,654
             2005                                              780,590
             2006                                           57,885,513
             2007                                              849,283
                                                          ------------
            Total                                           59,582,040
                                                          ============

NOTE 13 - BONDS PAYABLE
-----------------------

(a) At December 31, 2001 and 2002, the balance of bonds payable, amounted to ThCh$ 152,625,872 and ThCh$ 144,203,077, respectively, was recorded at par value and was classified as follows:

                                                          At December 31,
                                                          ---------------
                                                         2001           2002
                                                         ----           ----
                                                       ThCh$           ThCh$
Current portion of bonds payable:
  Bonds payable in foreign countries............        616,486        458,171
  Bonds payable in local market.................        611,726      7,057,979
                                                  --------------  -------------

    Total current portion of bonds payable......      1,228,212      7,516,150
                                                  --------------  -------------
Long-term bonds payable:
  Bonds payable in foreign countries............     34,143,881     25,924,573
  Bonds payable in local market.................    117,253,779    110,762,354
                                                  --------------  -------------

    Total long-term bonds payable...............    151,397,660    136,686,927
                                                  --------------  -------------

    Total bonds payable.........................    152,625,872    144,203,077
                                                  ==============  =============

The deferred bond issuance costs and bond discounts are included in "Other assets" and are amortized on a straight-line-basis over the life of the respective bond. Amortization is presented as a financial expense.

Accrued interest amounted to ThCh$ 1,228,212 and ThCh$ 1,532,419 at December 31, 2001 and 2002.

(b) The terms and conditions of the bonds outstanding at December 31, 2002 were as follows:

Bonds payable in foreign countries

                                                      Series A                    Series B                   Series C
                                                      --------                    --------                   --------

Issue date..............................    October 3, 1997               October 3, 1997           October 3, 1997
Amount of issuance......................    US$ 150,000,000               US$ 100,000,000           US$ 100,000,000
Basis of readjustment...................    No adjustment                 No adjustment             No adjustment
Amortization term.......................    10 years                      30 years                  100 years
Principal payments......................    Due October 1, 2007           Due October 1, 2027       Due October 1, 2097
Annual interest rate....................    7.000%                        7.625%                    7.875%
Interest payments.......................    Semiannually                  Semiannually              Semiannually
Covenants applicable
   to the issue.........................    None                          None                      None

Sterling (See Note 1), the formerly indirect subsidiary located in Uruguay, repurchased series C bonds in the market for US$ 10,000,000 in 2002 (US$ 29,500,000 in 2001), series B bonds for US$ 76,000,000 in 2001 and series A bonds for US$ 4,550,000 in 2002 (US$ 113,374,000 in 2001), which are shown net of the long-term liability under Bonds payable.

As a result of the favorable difference of bond purchase rates, a net non-operating income was generated of ThCh$ 963,270 (ThCh$ 3,723,621 in 2001), net of the proportional issuance expenses amounting to ThCh$ 3,938,941 in 2001. Issue expenses and rate differences have all been amortized in 2001.

Bonds payable in local market

                                                                      Series A                       Series B
                                                                      --------                       --------

Issue date....................................................     June 1, 2001                     June 1, 2001
Amount of issuance............................................     UF 3,300,000                     UF 3,700,000
Basis of readjustment.........................................     No adjustment                    No adjustment
Amortization term.............................................     7 years                          25 years
Principal payments............................................     Due June 1, 2008                 Due June 1, 2026
Annual interest rate..........................................     6.200%                           6.500%
Interest payments.............................................     Semiannually                     Semiannually
Covenants applicable to the issue.............................     See Note 17 d)                   See Note 17 d)

Bonds issued by Refrescos.

The subsidiary Refrescos has liabilities corresponding to an issuance of bonds for US$ 75,000,000 maturing in December 2007 and semiannual interest payments. At December 31, 2001 and 2002, all such bonds are owned by the subsidiary Abisa (formerly, Sterling). Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

NOTE 14 - OTHER ACCRUED LIABILITIES
-----------------------------------

Other accrued liabilities at each year-end are as follows:

                                                       At December 31,
                                                       ---------------
                                                  2001                 2002
                                                  ----                 ----
                                                  ThCh$                ThCh$

Other accrued liabilities-short term:
   Accrued obligations at year-end (1)         8,632,132           9,478,448
   Publicity contracts                         1,062,867           2,852,665
   Vacation accrual                            2,216,900           1,823,521
   Staff severance indemnities (2)               414,190             306,755
                                             -----------         -----------

      Total                                   12,326,089          14,461,389
                                             ===========         ===========
   Other accrued liabilities-long term:
   Staff severance indemnities (2)             2,251,338           2,410,489
   Banking taxes                               2,134,710             516,052
   Accrual for labor contingencies             1,026,234           2,928,234
   Others                                        982,210           3,420,052
                                             -----------         -----------

      Total                                    6,394,492           9,274,827
                                             ===========         ===========

---------------
(1) Accrued obligations at year-end include bonuses payable to staff, accruals for project expenses and miscellaneous accrued expenses.
(2) Amounts charged to the income statements in 2000, 2001 and 2002 were ThCh$ 1,060,732, ThCh$ 816,415 and ThCh$ 637,907, respectively.

NOTE 15 - INCOME TAXES
----------------------

(c)  Tax obligations

At December 31, 2002, the Company recorded a provision for income taxes in conformity with current tax regulations amounting to ThCh$ 7,675,294 (ThCh$ 4,020,563 in 2001 and ThCh$ 6,275,425 in 2000).

(d)  Retained profits

At December 31, 2002, Andina has accumulated non-taxable profits amounting to ThCh$ 20,585,995.

The balance of the Company's retained tax profits and respective shareholder credit at December 31, 2002 was as follows:

       Retained profits         Tax rate              Credit
       ----------------         --------              ------
            ThCh$                  %                   ThCh$
          23,221,067               16                3,715,371

(e)  Deferred income taxes

Deferred income tax balances at December 31, 2001 and 2002 were as follows:


                                                   2001                                              2002
                                                   ----                                              ----
                                       Assets                  Liabilities                 Assets                 Liabilities
                             ------------------------     ----------------------   -----------------------  -----------------------
    Timing differences       Short-term     Long-term     Short-term   Long-term   Short-term    Long-term  Short-term   Long-term
    ------------------       ----------     ---------     ----------   ---------   ----------    ---------  ----------  -----------
                                ThCh$         ThCh$         ThCh$        ThCh$        ThCh$        ThCh$        ThCh$       ThCh$
Allowance for doubtful
  accounts..................    261,287       368,659          --           --       274,245      244,564          --           --
Vacation accrual............    160,485            --          --           --       121,872           --          --           --
Amortization of intangibles.         --       104,727          --           --            --       73,282          --           --
Manufacturing expenses......         --            --          --           --         5,849           --          --           --
Leased assets...............         --            --          --           --        54,155       18,878       2,794       58,904
Depreciation of property,
 plant and equipment.......         --       885,476     228,637      6,427,263           --      619,602     107,252    5,734,562
Staff severance indemnities          --       789,209       4,735       507,142           --          796       4,661      507,507
Provision for assets
  written--off..............         --     3,066,293          --           --         4,526    1,697,397          --
Provision for labor and
  trade lawsuits............         --       200,976          --           --            --      505,421          --           --
Guarantees on bottles (*)...         --            --          --     2,893,443           --           --          --    2,398,940
Tax loss carry-forwards.....         --    18,385,305          --           --            --   25,735,134          --           --
Judge deposits..............         --       545,904          --           --            --      385,674          --           --
Bonds issue expenses........         --            --          --       277,105           --           --          --      245,281
Packages development........         --            --          --           --       175,239           --          --           --
Provision for obsolescence
  of inventories............         --            --          --           --        77,920           --          --           --
Other.......................    472,288            --       8,120       133,045      220,640      261,973      23,713           --
Complementary accounts,
  net of amortization.......   (134,027)   (5,800,505)         --    (6,027,084)     (84,792)  (3,637,268)         --   (5,308,946)
Valuation allowance.........         --   (15,825,388)         --           --            --  (24,198,725)         --           --
                               --------    -----------    -------     --------      --------  -----------     -------    ---------
     Total..................    760,033     2,720,656     241,492     4,210,914      849,654    1,706,728     138,420    3,636,248
                               ========    ==========     =======     =========     ========  ===========     =======    =========

(*) Corresponds to net income recognized on the amortization of liability for deposits in guarantee, in accordance with Official Letter No. 06017 dated October 15, 1999 issued by the SVS.

As described in Note 1 h), the balances of deferred income taxes and related complementary accounts have been adjusted to record the effect of rate changes introduced by the tax reform published in September 2001. This adjustment generated no significant effects on income for the year.

The unamortized offsetting accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2000 when Technical Bulletin No. 60 was adopted. These offsetting asset and liability accounts are amortized over the weighted average terms of reversal of the corresponding temporary differences, which are estimated at 5 and 18 years, respectively.

(f)  Effect on income

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                         2000                 2001                2002
                                                                         ----                 ----                ----

                                                                        ThCh$                ThCh$                ThCh$
Current income tax expense................................             (6,275,425)         (4,020,563)          (7,675,294)
Deferred income tax benefit...............................              3,414,378          13,295,038            7,995,315
Recoverable tax losses....................................              1,197,346                  --              192,959
Change in valuation allowance ............................                     --         (15,825,387)          (8,834,271)
Other.....................................................               (264,874)           (876,528)            (183,624)
                                                                   --------------        ------------        -------------
       Total income tax expense...........................             (1,928,575)         (7,427,440)          (8,504,915)
                                                                   ==============        ============        =============

(g) Total income (loss) before income taxes and minority interest arising from different geographic sources is as follows:

                                                                                                                The Company
          Year ended December 31,              Chile and other           Brazil              Argentina        (Consolidated)
          -----------------------              ---------------           ------              ---------        --------------
                                                    ThCh$                ThCh$                 ThCh$               ThCh$
2000..................................              50,089,750         (13,279,896)           (1,355,028)         35,454,826
2001..................................              62,644,724         (14,153,439)           (6,983,027)         41,508,258
2002..................................              59,003,225           2,176,464           (19,650,878)         41,528,811

NOTE 16 - FOREIGN CURRENCY
--------------------------

At each year-end, the Company had the following assets and liabilities denominated in U.S. dollars, Brazilian reales, and Argentine pesos, which have been translated into Chilean pesos in accordance with Note 1 (c):

                                                                 2001                                   2002
                                                -------------------------------------    -----------------------------------
                                                              Brazilian     Argentine                  Brazilian    Argentine
                    Assets                      US dollars      reales        pesos      US dollars     reales        pesos
                    ------                      ----------      ------        -----      ----------     ------        -----
                                                            (in thousands)                          (in thousands)

Cash......................................            704          6,631      15,216          1,616       14,422       11,870
Time deposits.............................         27,751             --          --             --       61,161            1
Marketable securities (net)...............         26,476             --          --         35,471           --           --
Receivables (net).........................          3,374         75,493      20,334          2,411       62,641       11,924
Amounts due from related companies........             17            172       1,871             --           --           --
Inventories...............................          3,861         21,830       7,856          3,627       27,560       16,103
Other current assets......................          2,418          7,756       9,490          2,998       14,292       12,399
Property, plant and equipment.............        228,251             --          --        198,252           --           --
Investments in related companies..........             --          5,180       7,085          1,835           --           --
Investments in other companies............          1,026             --          --          1,026           --           --
Goodwill (net)............................        165,587             --          --        156,783           --           --
Other long-term assets....................        277,510          4,328      10,958        277,262        8,052        5,982
                                                  -------      ---------     -------       --------     --------     --------
      Total assets........................        736,975        121,390      72,810        681,281      188,128       58,279
                                                  =======      =========     =======       ========      =======     ========



                                                                 2001                                   2002
                                                -------------------------------------    -----------------------------------
                                                              Brazilian     Argentine                  Brazilian    Argentine
                    Assets                      US dollars      reales        pesos      US dollars     reales        pesos
                    ------                      ----------      ------        -----      ----------     ------        -----
                                                            (in thousands)                          (in thousands)

Obligations with banks and financial
   institutions.........................           85,498       19,400        27,136       89,032        45,439      50,485
Accounts payable........................            8,281       40,237        12,559       22,334       116,697      63,163
Provisions..............................              598       26,817         2,410        6,481        45,976       5,122
Bonds...................................           51,540           --            --       39,612            --          --
Other...................................            3,736       20,289        25,849        1,134        27,310      35,170
                                                ---------     --------     ---------     --------     ---------    --------
   Total liabilities....................          149,653      106,743        67,954      158,593       235,422     153,940
                                                ---------     --------     ---------     --------     ---------    --------
   Total net assets (liabilities).......          587,322       14,647         4,856      522,688       (47,294)    (95,661)
                                                =========     ========     =========     ========     =========    ========

NOTE 17 - CONTINGENCIES AND COMMITMENTS
---------------------------------------

(h)  Guarantees

Direct guarantees:


                                                                                            Assets            Balances pending
                               Debtor                                                       pledged          payment at year end
    Guarantee          ------------------------                                              Book            --------------------
    creditor           Name            Relation        Guarantee             Type            value           2001            2002
    --------           ----            --------        ---------             ----            -----           ----            ----
                                                                                              ThCh$          ThCh$          ThCh$

Uniao Federal      Rio de Janeiro    Subsidiary        Warehouse           Warehouse         79,994         80,075         56,032
                   Refrescos
Estado Rio de      Rio de Janeiro    Subsidiary        Letter of credit    Letter of             --      1,175,027           --
Janeiro            Refrescos                                               credit
Estado Rio de      Rio de Janeiro    Subsidiary        Letter of credit    Letter of             --        242,551           --
Janeiro            Refrescos                                               credit
Banco Galicia      Edasa             Subsidiary        Letter of credit    Industrial            --        555,415           --
                                                                           pledges
Scotiabank         Embotelladora     Parent Company    Performance bond                          --        138,275           --
Sudamericano       Andina S.A.
Scotiabank         Embotelladora     Parent Company    Performance bond                          --          5,025           --
Sudamericano       Andina S.A.
Ilustre            Embotelladora     Parent Company    Performance bond                          --             --           --
Municipalidad de   Andina S.A.
Renca
Servicio           Embotelladora     Parent Company    Performance bond                          --             --           --
Nacional de        Andina S.A.
Aduanas

Guarantees from third parties:
------------------------------

                                        Type of
    Guarantor                          guarantee               Amount              Currency               Transaction
    ---------                          ---------               ------              --------               -----------

Loss, Juan Nelson                      Mortgage                250,000          Argentine pesos    Credit to distributors
Bachiecca, Ruben                       Mortgage                 62,000          Argentine pesos    Credit to distributors
Lopez, Nicanor                         Mortgage                 63,000          Argentine pesos    Credit to distributors
Ismael Hermanos                        Mortgage                 60,000          Argentine pesos    Credit to distributors
Tello, Mary Olga                       Mortgage                 18,000          Argentine pesos    Credit to reseller
Distribuidora Guadalupe                Mortgage                 55,000          Argentine pesos    Credit to distributors
Sotelo, Miguel                         Mortgage                 24,000          Argentine pesos    Credit to distributors
Dallaglio, Eduardo                     Mortgage                 30,000          Argentine pesos    Credit to distributors
Tahan, Julio e Hijos                   Mortgage                 25,000          Argentine pesos    Credit to distributors
Cruz del Eje Refrescos                 Mortgage                 50,000          Argentine pesos    Credit to distributors
Dean Funes Refrescos                   Mortgage                 60,000          Argentine pesos    Credit to distributors
Jesus Nicolas Gonzalez                 Mortgage                 15,000          Argentine pesos    Credit to reseller
Lopez, Hnos.                           Mortgage                 60,000          Argentine pesos    Credit to distributors
Villacreces, Ricardo                   Pledge                   50,000          Argentine pesos    Credit to distributors
Van Derdonkt W. y Cia.                 Pledge                   80,000          Argentine pesos    Credit to distributors
Casella y Dangelo                      Pledge                   20,000          Argentine pesos    Credit to distributors
Pardo, Angel                           Mortgage                 39,000          Argentine pesos    Credit to distributors
Casa, Elio                             Mortgage                120,000          Argentine pesos    Credit to distributors
Romagnoli, Daniel                      Mortgage                 50,000          Argentine pesos    Credit to distributors
Restaurantes Prima Pasta S.A.          Policy                      330          U.F.               Advertising contract
Gasin S.A.                             Policy                      746          U.F.               Advertising contract
Slappers Chile S.A.                    Policy                      624          U.F.               Advertising contract


                                        Type of
    Guarantor                          guarantee               Amount              Currency               Transaction
    ---------                          ---------               ------              --------               -----------

Inmobiliaria Patricio Cornejo S.A.     Policy                    3,600          U.F.               Advertising contract
Tavelli S.A.                           Policy                      750          U.F.               Advertising contract
Inmobiliaria Brutus Limitada           Policy                      875          U.F.               Advertising contract
Soc. Administradora Plaza Cent.        Policy                    3,076          U.F.               Advertising contract
Soc. de Restaurantes Tuesday           Policy                    1,000          U.F.               Advertising contract
Destur S.A.                            Policy                   48,000          US$                Advertising contract
Ristorante Le Due Torri                Policy                      736          U.F.               Advertising contract
Restaurantes Americanos                Policy                    1,246          U.F.               Advertising contract
Inversiones La Piccola Italiana        Policy                  736,000          U.F.               Advertising contract
CONFAB                                 Mortgage             30,000,000          US$                Purchase of Rio de Janeiro
                                                                                                   Refrescos Ltda.
Russel W. Coffin                       Letter of credit     23,473,332          US$                Purchase of Nitvitgov
                                                                                                   Refrigerantes S.A.
Distribuidores de Area                 Mortgage/pledge       1,872,152          US$                Credit to distributors
Transportistas                         Pledge                  231,616          US$                Sale of trucks


(i)  Contingencies

Andina and its subsidiaries are not involved or are not likely to be involved in any material judicial or out-of-court litigation that could result in significant gains or losses. Current lawsuits are described below.

Embotelladora Andina S.A.

Andina has filed a tax lawsuit for assessments made by the Internal Revenue Service for the concept of VAT and non-allowable tax expenses, amounting to ThCh$ 57,905, plus restatements and interest. The Tax Court issued a favorable judgement for a partial amount of ThCh$ 23,609, plus restatement and interest. The Company presented an appeal to the Court of Appeal in San Miguel on July 3, 2001.

Complejo Industrial Pet S.A.

The Company is subject to labor and civil lawsuits for a maximum loss of ThUS$ 219.

Embotelladora del Atlantico S.A.

The Company is subject to labor lawsuits and other related matters for a maximum loss of ThUS$ 642.

Refrescos

Refrescos is subject to labor, civil, and fiscal tax lawsuits for a maximum loss of ThUS$ 4,052.

(j)  Provisions

Andina and its subsidiaries have recorded the necessary provisions for the likely losses arising from current and potential labor, trade or other lawsuits.

(k)  Restrictions

The bond issue and placement in the US market for US$ 350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

o Leverage ratio, defined as the Total debt/shareholders' equity plus minority interest, should be less than 1.20.

o Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times Current Consolidated Liabilities (as defined) that not guaranteed by the investee.

o Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile of The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling, Agreement, renewable from time to time.

o Andina must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows (as defined).

NOTE 18 - SHAREHOLDERS' EQUITY
------------------------------

The movements in the capital and reserves of the Company during each of the three years ended December 31, 2002 were as follows:


                                    Paid-in                       Retained
                                    capital         Other       earnings from    Net income        Interim
                                 (1)(2)(3)(4)    reserves(7)     prior years    for the year      dividends         Total
                                 ------------    -----------     -----------    ------------      ---------         -----
                                     ThCh$          ThCh$           ThCh$           ThCh$           ThCh$           ThCh$

At January 1, 2000.............    165,962,202    28,957,335      181,358,644      27,193,812    (11,560,491)     391,911,502
Prior year income allocation               --             --       15,633,321     (27,193,812)    11,560,491               --
Dividends paid (5).............            --             --      (57,476,756)             --    (11,495,352)     (68,972,108)
Price-level restatement             7,800,223      1,360,994        7,899,138              --       (145,607)      16,914,748
   of equity...................
Accumulated translation
   adjustment of foreign
   investments ................            --      7,814,581               --              --             --        7,814,581
Net income for the year........            --             --               --      31,500,734             --       31,500,734
                                   ----------   ------------     ------------     -----------    -----------      -----------
At December 31, 2000...........    173,762,425    38,132,910      147,414,347      31,500,734    (11,640,959)     379,169,457
                                   ===========  ============     ============     ===========    ===========      ===========

Balance at December 31, 2000
   restated in constant
   Chilean pesos of
   December 31, 2002...........    184,523,532    40,494,481      156,543,718      33,451,574    (12,361,884)     402,651,421
                                   ===========    ==========     ============     ===========    ===========      ===========
At January 1, 2001.............    173,762,425    38,132,910      147,414,347      31,500,734    (11,640,959)     379,169,457
Prior year income allocation                --            --       19,859,775     (31,500,734)    11,640,959               --
Dividends paid (5) ............             --            --      (46,141,062)             --    (11,495,351)     (57,636,413)
Price-level restatement of
   equity......................      5,386,635     1,182,120        4,078,111              --        (91,963)      10,554,903

Accumulated translation
   adjustment of foreign
   investments.................             --     6,937,391               --              --             --        6,937,391



                                    Paid-in                       Retained
                                    capital         Other       earnings from    Net income        Interim
                                 (1)(2)(3)(4)    reserves(7)     prior years    for the year      dividends         Total
                                 ------------    -----------     -----------    ------------      ---------         -----

Net income for the year........             --            --               --      33,066,958             --       33,066,958
                                   -----------    ----------     ------------     -----------    -----------      -----------
At December 31, 2001...........    179,149,060    46,252,421      125,211,171      33,066,958    (11,587,314)     372,092,296
                                   ===========    ==========     ============     ===========    ===========      ===========

Balance at December 31, 2001
   restated in constant
   Chilean pesos of December
   31, 2002....................    184,523,532    47,639,994     128,967,505       34,058,967    (11,934,933)     383,255,065
                                   ===========    ==========     ===========       ==========    ===========      ===========

At January 1, 2002.............    179,149,060    46,252,421      125,211,171      33,066,958    (11,587,314)     372,092,296
Prior year income allocation ..             --            --      21,479,644      (33,066,958)    11,587,314              --
Dividends paid (5) (6).........             --            --     (46,141,062)              --    (11,495,351)     (57,636,413)
Price-level restatement of
   equity......................      5,374,472     1,387,573       3,108,775               --       (149,440)      9,721,380
Accumulated translation
   adjustment of foreign
   investments.................             --    11,926,092              --               --             --      11,926,092
Net income for the year........             --            --              --       33,021,268             --      33,021,268
                                   -----------    ----------     -----------      -----------    -----------      ----------
At December 31, 2002...........    184,523,532    59,566,086     103,658,528       33,021,268    (11,644,791)     369,124,623
                                   ===========    ==========     ===========      ===========    ===========      ===========

(1) In accordance with Chilean Law No. 18,046, the amount corresponding to the revaluation of paid-in capital has been incorporated in such capital at each year-end.

(2)  During 2000, 2001 and 2002, no new shares were offered.

(3) As of December 31, 2000, 2001 and 2002, the significant shareholders were as follows:


                                                                                             2000
                                                            ----------------------------------------------------------------
                                                                              Number of
                                                                                shares                            Ownership
                                                            Series A           Series B             Total         percentage
                                                            --------           --------             -----         ----------

Inversiones Freire Ltda. (*).....................          185,706,603                 --         185,706,603         24.43
Citibank N.A. (**)...............................           77,863,164         85,877,982         163,741,146         21.54
Coca-Cola Interamerican Corp.....................           40,552,802         40,552,802          81,105,604         10.67
AFPs as a group..................................           23,066,906         17,441,217          40,508,123          5.33
Inversiones Hydra (Chile) Ltda. (*)..............                   --         23,206,484          23,206,484          3.05
Inversiones Santa Virginia Ltda. (*).............                   --         23,120,484          23,120,484          3.04
Inversiones Multiples Ltda. (*)..................                   --         22,906,484          22,906,484          3.01
Inversiones Maxus Ltda. (*)......................                   --         21,394,616          21,394,616          2.81
Inversiones Glouchester Ltda. (*)................                   --         21,394,616          21,394,616          2.81
Inversiones APM Ltda. (*)........................                   --         21,308,616          21,308,616          2.80
Inversiones Freire Dos Ltda. (*).................           14,300,000                 --          14,300,000          1.88
Inversiones Puerto Sofia Ltda. (*)...............                   --         13,601,132          13,601,132          1.79
Inversiones Teval S.A. (*).......................                   --         11,983,646          11,983,646          1.58
Inversiones San Andres Ltda. (*).................                   --          8,927,688           8,927,688          1.17
                                                          ------------      -------------        ------------     ---------
     Total shares of majority shareholders.......          341,489,475        311,715,767         653,205,242         85.91
                                                          ============      =============        ============     =========
     Total number of shareholders................                1,240              1,276               1,352
                                                          ============      =============        ============
     Total shares outstanding....................          380,137,271        380,137,271         760,274,542
                                                          ============      =============        ============

                                                                                             2001
                                                            ----------------------------------------------------------------
                                                                              Number of
                                                                                shares                            Ownership
                                                            Series A           Series B             Total         percentage
                                                            --------           --------             -----         ----------
Inversiones Freire Ltda.(*)......................          185,706,603                   --        185,706,603       24.43%
The Bank of New York (**)........................           64,853,022           82,947,144        147,800,166       19.44
Coca-Cola Interamerican Corp.....................           40,552,802           40,552,802         81,105,604       10.67
Inversiones Mar Adentro Ltda. (*)................                   --           38,978,263         38,978,263        5.13
Genesis Chile Fund Limited.......................           13,035,083           14,328,283         27,363,366        3.60


                                                                                             2001
                                                            ----------------------------------------------------------------
                                                                              Number of
                                                                                shares                            Ownership
                                                            Series A           Series B             Total         percentage
                                                            --------           --------             -----         ----------

Inversiones Delfin S.A. (*)......................                   --           26,301,100         26,301,100        3.46
Inversiones Caburga S.A..........................                   --           23,349,763         23,349,763        3.07
Inversiones Santa Virginia Ltda. (*).............                   --           23,120,484         23,120,484        3.04
Inversiones Glouchester Ltda. (*)................                   --           21,394,616         21,394,616        2.81
AFP Provida S.A..................................           10,542,583            6,328,531         16,871,114        2.22
Inversiones Freire Dos Ltda. (*).................           14,300,000                   --         14,300,000        1.88
Inversiones Puerto Sofia Ltda. (*)...............                   --           13,601,132         13,601,132        1.79
                                                          ------------      ---------------      -------------    --------
     Total shares of majority shareholders.......          328,990,093          290,902,118        619,892,211       81.54
                                                           ===========      ===============      =============    ========
     Total number of shareholders................                1,152                1,263              1,335
                                                          ============      ===============      =============
     Total shares outstanding....................          380,137,271          380,137,271        760,274,542
                                                           ===========      ===============      =============

                                                                                             2002
                                                            ----------------------------------------------------------------
                                                                              Numbers of
                                                                                shares                            Ownership
                                                            Series A           Series B             Total         percentage
                                                            --------           --------             -----         ----------

Inversiones Freire Ltda. (*).....................          185,706,603                  --        185,706,603          24.43
The Bank of New York (**)........................           53,914,488          77,554,710        131,469,198          17.29
Coca-Cola Interamerican Corp.....................           40,552,802          40,552,802         81,105,604          10.67
Inversiones Mar Adentro Ltda. (*)................                   --          38,978,263         38,978,263           5.13
Genesis Chile Fund Limited.......................           12,235,083          14,328,283         26,563,366           3.49
Inversiones Delfin S.A. (*)......................                   --          27,000,000         27,000,000           3.55
Inversiones F.A.M. UNO S.A. (*)..................                   --          26,744,379         26,744,379           3.52
Inversiones Caburga S.A..........................                   --          22,650,863         22,650,863           2.98
Inversiones Santa Virginia Ltda. (*).............                   --          23,120,484         23,120,484           3.04
AFP Provida S.A..................................           14,269,839           6,328,531         20,598,370           2.71
Inversiones San Andres LT S.A. (*)...............                   --          20,277,451         20,277,451           2.67
AFP Cuprum S.A...................................           16,891,530                  --         16,891,530           2.22
                                                          ------------      --------------      -------------     ----------
     Total shares of majority shareholders.......          323,570,345         297,535,766        621,106,111          81.69
                                                           ===========      ==============      =============     ==========
     Total number of shareholders................                1,193               1,433              1,518
                                                          ============      ==============      =============
     Total shares outstanding....................          380,137,271         380,137,271        760,274,542
                                                           ===========      ==============      =============

(*) Company related to controlling shareholder

(**) Acting as depository for the ADRs

The preferential rights of each series of shares are as follows:

Series A: The right to elect 6 of the 7 directors and their respective alternates.
Series B: The right to receive 10% more of all dividend distributions than Series A shareholders.

(4)  American Depository Receipts

     At December 31, 2002, The Bank of New York, in its capacity as the "Depositary Bank," has been consigned 53,914,488 series A shares and 77,554,710 series B shares in the form of American Depository Receipts which correspond to investments maintained by foreign investors.

(5)  Dividends paid during the year ended December 31, 2000 were as follows:

      Number                                              Dividend per Share
      ------                                              ------------------

      118                            Ch$   4.80 Series A Ch$   5.28 Series B
      119                            Ch$   4.80 Series A Ch$   5.28 Series B
      120                            Ch$  12.20 Series A Ch$  13.42 Series B
      121                            Ch$  55.00 Series A Ch$  60.50 Series B
      122                            Ch$   4.80 Series A Ch$   5.28 Series B
      123                            Ch$   4.80 Series A Ch$   5.28 Series B

     Dividends paid during the year ended December 31, 2001 were as follows:

     Number                                               Dividend per Share
     ------                                               ------------------

     124                             Ch$   4.80 Series A Ch$   5.28 Series B
     125                             Ch$   4.80 Series A Ch$   5.28 Series B
     126                             Ch$  53.00 Series A Ch$  58.30 Series B
     127                             Ch$   4.80 Series A Ch$   5.28 Series B
     128                             Ch$   4.80 Series A Ch$   5.28 Series B

     Dividends paid during the year ended December 31, 2002 were as follows:

     Number                                               Dividend per Share
     ------                                               ------------------

     129                             Ch$   4.80 Series A Ch$   5.28 Series B
     130                             Ch$   4.80 Series A Ch$   5.28 Series B
     131                             Ch$  53.00 Series A Ch$  58.30 Series B
     132                             Ch$   4.80 Series A Ch$   5.28 Series B
     133                             Ch$   4.80 Series A Ch$   5.28 Series B

(6) Dividends declared and scheduled to be paid subsequent to the end of fiscal year 2002 include the following:

     Number                                               Dividend per Share
     ------                                               ------------------
     134                             Ch$   4.80 Series A Ch$   5.28 Series B

(7) The balance of Other reserves amounted to ThCh$ 40,494,481 in 2000, ThCh$ 47,639,944 in 2001 and ThCh$ 59,566,086 in 2002, and consisted of the following:

                                                                        2000                   2001                 2002
                                                                        ----                   ----                 ----
                                                                        ThCh$                 ThCh$                ThCh$

     Cumulative translation adjustment......................           39,573,022           46,718,535          58,644,627
     Reserve for technical reappraisal of
         property, plant and equipment......................              155,233              155,233             155,233
     Other reserves.........................................              766,226              766,226             766,226
                                                                -----------------      ---------------       -------------
         Total reserves.....................................           40,494,481           47,639,994          59,566,086
                                                                =================      ===============       =============

     The reserve for cumulative translation adjustment complies with Technical Bulletin No. 64 of the Chilean Institute of Accountants and Official Letter No. 5,294 issued by the SVS.

     The composition of this reserve was as follows:

                                                                            Exchange
                                                                           differences
                                                      Balance January      during the        Transfers of    Balance December
                     Subsidiary                           1, 2000       period Investment      reserve           31, 2000
                     ----------                           -------       -----------------      -------           --------

                                                           ThCh$              ThCh$             ThCh$              ThCh$


Rio de Janeiro Refrescos Ltda..................          12,533,986        3,383,468           1,454,112        17,371,566
Solucao Pet Ltda...............................           1,125,977          328,135          (1,454,112)               --
Embotelladora del Atlantico S.A................          11,902,425        3,197,766                  --        15,100,191
Complejo Industrial Pet S.A....................           5,712,097        1,389,168                  --         7,101,265
                                                      -------------     ------------       -------------     -------------
     Total.....................................          31,274,485        8,298,537                  --        39,573,022
                                                      =============     ============       =============     =============

                                                                            Exchange
                                                                           differences
                                                      Balance January      during the        Transfers of    Balance December
                     Subsidiary                           1, 2000       period Investment      reserve           31, 2000
                     ----------                           -------       -----------------      -------           --------
                                                           ThCh$              ThCh$             ThCh$              ThCh$

Rio de Janeiro Refrescos Ltda..................          17,371,566       11,166,338                  --         28,537,904
Embotelladora del Atlantico S.A................          15,100,191       14,694,272          (17,552,268)       12,242,195
Complejo Industrial Pet S.A....................           7,101,265        5,717,954           (6,880,783)        5,938,436
                                                      -------------     ------------       ---------------    -------------
     Total.....................................          39,573,022       31,578,564          (24,433,051)       46,718,535
                                                      =============     ============       ===============    =============


The reduction in the reserve amounting to ThCh$ 24,433,051 results from capital decreases in Embotelladora del Atlantico S.A. for US$ 100.0 million and in Complejo Industrial Pet S.A. for US$ 30.0 million.

                                                                            Exchange
                                                                           differences
                                                      Balance January      during the        Transfers of    Balance December
                     Subsidiary                           1, 2000       period Investment      reserve           31, 2000
                     ----------                           -------       -----------------      -------           --------

                                                         ThCh$              ThCh$             ThCh$              ThCh$

Rio de Janeiro Refrescos Ltda..................          28,537,904         6,802,546                --          35,340,450
Embotelladora del Atlantico S.A................          12,242,195         3,706,976                --          15,949,171
Complejo Industrial Pet S.A....................           5,938,436         1,416,570                --           7,355,006
                                                      -------------      ------------       -----------       -------------
     Total.....................................          46,718,535        11,926,092                --          58,644,627
                                                      =============      ============       ===========       =============

NOTE 19 - MINORITY INTEREST
---------------------------

The proportional equity value which corresponds to minority shareholders in each affiliate for each year-end was as follows:

                                                       At December 31,
                                                       ---------------
                                                  2001               2002
                                                  ----               ----
                                                  ThCh$              ThCh$
Equity of minority shareholders of:
   Andina Inversiones Societarias S.A........    46,944              49,586
                                                --------            --------

     Total...................................    46,944              49,586
                                                ========            ========

The proportional participation in the consolidated results which corresponds to the minority shareholders was ThCh$ (74,677), ThCh$ (21,851) and ThCh$ (2,628) in 2000, 2001 and 2002, respectively.

NOTE 20 - OTHER NON-OPERATING INCOME AND EXPENSES:
--------------------------------------------------

Other non-operating income and expenses included the following items:

(l)  Other non-operating income:

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                         2000                 2001                2002
                                                                         ----                 ----                ----
                                                                        ThCh$                ThCh$                ThCh$

Gain on legal claim (1).....................................                 --                   --           1,456,771
Gain on sale of property, plant and equipment (2)...........                 --            5,953,015             671,902
Gain on sale of North Fulton Bancshares Inc., shares........          1,011,259                   --                  --
Profit on dissolution of Brazilian package business.........            579,868                   --                  --
Realization of reserve for cumulative translation
  adjustment (3)............................................                 --           24,435,494                  --
Other miscellaneous income                                              729,706              649,618             356,949
                                                                  -------------        -------------       -------------
    Total...................................................          2,320,833           31,038,127           2,485,622
                                                                  =============        =============       =============


(1)  The claim related to a water contamination issue encountered in Brazil

(2) Gain on sale of property, plant and equipment to Envases CMF S.A. in 2001.

(3)  See Note 18 (Shareholders' equity) for more information.

(m)  Other non-operating expense:

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                         2000                 2001                2002
                                                                         ----                 ----                ----
                                                                        ThCh$                ThCh$                ThCh$

Impairment of property, plant and equipment (1).............          8,520,937           10,137,011           7,529,152
Staff severance indemnities (1).............................          5,014,967            1,399,997           3,232,083
Write-off of property, plant and equipment..................          2,107,495              781,092           1,429,052
Loss on sale of property, plant and equipment...............            148,363            1,831,037             338,582
Litigation (2)..............................................                 --              729,715           3,541,580
Translation adjustment (3)..................................           (441,277)          10,337,190           6,997,631
Liquidation of container business...........................                 --              338,443                  --
Other miscellaneous expenses................................          2,574,656            1,383,615           1,644,803
                                                                   ------------         ------------        ------------

    Total...................................................         17,925,141           26,938,100          24,712,883
                                                                   ============         ============        ============

(1) In 2002, this relates to write-offs, obsolescence, allowance for discontinued fixed assets, and indemnities for the closure of the Rosario and Mendoza plants, pertaining to the subsidiary in Argentina. In 2001, the indirect subsidiaries, Vital S.A., Envases Multipack S.A., Complejo Industrial Pet S.A., Refrescos and Embotelladora del Atlantico S.A., wrote off property, plant and equipment and established provisions to reflect potential losses on assets held for sale amounting to ThCh$ 345,893 and ThCh$ 9,791,118, respectively. In 2000, Refrescos and Embotelladora del Atlantico S.A. had write-offs and provisions amounting to ThCh$ 5,988,484 and ThCh$ 2,532,453, respectively.

(2) In 2002, this relates to actions under labor laws, mainly from the subsidiary in Brazil.

(3) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are shown under Other non-operating income and expenses, as appropriate.

     In compliance with Official Circulars 79 and 81 issued by the SVS dated January 19 and 22 in 2002, respectively, the subsidiaries in Argentina have recognized a loss amounting to ThCh$ 5,082,002 in 2001. These results from the application of the exchange rate equivalent to 1.7 Argentine pesos per 1 US dollar, in the translation of its financial statements as of December 31, 2001, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean
     Institute of Accountants. Such effect was reported to the SVS through a letter dated February 8, 2002.

NOTE 21 - NON-CASH INVESTING AND FINANCING ACTIVITIES
-----------------------------------------------------

The following investing and financing activities did not generate cash flows during the period, but will generate future cash flows.


                                                  Expiration                      Expiration                       Expiration
           Concept                   2000            date            2001            date             2002            date
           -------                   ----            ----            ----            ----             ----            ----
                                     ThCh$                          ThCh$                            ThCh$

Expenses
  Yankee bond interest.....         (7,661,594)     04-01-01       (1,232,973)      04-01-02         (916,343)      01-01-03
  Dividend payment.........         (4,260,333)     01-23-01       (3,946,738)      01-30-02       (3,831,784)      01-30-03
  Fixed asset additions....         (2,902,379)       --           (4,108,304)      03-30-02       (4,990,508)      03-01-03
  Fixed asset additions....                 --        --              (60,816)      01-30-02         (189,037)      02-28-03
  Fixed asset additions....                 --        --             (313,647)      03-28-02         (201,740)      03-31-03
  Local bond interest and
    capital................                 --        --             (611,726)      06-01-02       (6,137,051)      12-01-03
  Income taxes.............                 --        --                   --          --          (1,041,121)      04-30-03
                                 -------------                  -------------                      -----------
    Total expenses.........        (14,824,306)                   (10,274,204)                    (17,307,584)
                                 =============                  =============                      ===========

                                                  Expiration                      Expiration                       Expiration
           Concept                   2000            date            2001            date             2002            date
           -------                   ----            ----            ----            ----             ----            ----
Income
  Sale of fixed assets.....             61,591      02-04-01           29,678       02-04-02          183,061       02-14-03
  Income tax...............          1,915,266      05-31-01        1,541,314       05-31-02               --         --
                                 -------------                  -------------                      -----------

    Total income...........          1,976,857                      1,570,992                         183,061
                                 =============                  =============                      ===========

    Total net..............        (12,847,449)                    (8,703,212)                   (17,124,523)
                                 =============                  =============                    ===========

NOTE 22 - SUBSEQUENT EVENTS
---------------------------

On January 30, 2003, interim dividend number 134 was paid in the following amounts: Ch$ 4.80 per Series A share, and Ch$5.28 per Series B share. The dividends relate to income for the year 2002.

No other significant events have occurred between December 31, 2002 and the issuance date of these financial statements that could significantly affect their balances or interpretation.

NOTE 23 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED
--------------------------------------------------------------------------
ACCOUNTING PRINCIPLES
---------------------

Chilean GAAP varies in certain significant respects from the accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP.

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts that differ from those that would have otherwise been determined under U.S. GAAP are as follows:

I    Differences in measurement methods:

(n)  Inflation accounting

The cumulative inflation rate in Chile as measured by the CPI for the three-year period ended December 31, 2002 was approximately 10.8%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 1, is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last-three years does not exceed 100%. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to U.S. GAAP included under paragraph (l) below.

The price-level restatement was determined under Chilean GAAP by restating the following non-monetary assets and liabilities as follows:

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                         2000                 2001                2002
                                                                         ----                 ----                ----
                                                                        ThCh$                ThCh$                ThCh$

Shareholders' equity........................................         (17,962,278)        (10,871,550)         (9,721,380)
Liabilities.................................................          (5,274,097)         (8,354,506)         (5,182,303)
Property, plant, and equipment..............................           4,361,597           2,536,780           2,397,902
Current assets..............................................             290,590             153,011             286,842
Other assets................................................          11,262,807           7,730,383           6,480,964
                                                                   -------------       -------------       -------------

Adjustment of balance sheet accounts........................          (7,321,381)         (8,805,882)         (5,737,975)
Adjustment of income statement accounts.....................          (1,388,345)           (976,622)         (1,456,609)
Foreign exchange gain.......................................           5,137,988           2,863,135          23,971,975
                                                                   -------------       -------------       -------------

    Price level restatement income (expense)................          (3,571,738)         (6,919,369)         16,777,391
                                                                   =============       =============       =============

(o)  Translation of financial statements of non-Chilean operations

In accordance with Technical Bulletin No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean Company's operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into US dollars and translated into Chilean pesos at the year end exchange rate. Accordingly, the financial statements of the Company's subsidiaries in Argentina, Brazil and Uruguay were considered to be operating in countries that are exposed to significant risks, restrictions and exchange fluctuations and were prepared in accordance with Chilean GAAP, with the exception of monetary correction, and then were remeasured into U.S. dollars as follows:

o Monetary assets and liabilities were translated at year-end rates of exchange between the U.S. dollar and the local currency.

o All non-monetary assets and liabilities and shareholders' equity were translated at historical rates of exchange between the U.S. dollar and the local currency.

o Income and expense accounts were translated at average rates of exchange between the U.S. dollar and the local currency.

o Any exchange differences were included in the results of operations for the period.

Price-level restatement based on Chilean inflation is applied to the beginning investment value in the Company's books and participation in income is recorded as described above. The Company compared this value to its participation in the equity of the investee as remeasured into U.S. dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment balance and a direct adjustment to shareholders equity to the account "Accumulated translation adjustment of foreign investments".

Under this standard, the beginning balances were remeasured into U.S. dollars and translated into Chilean pesos using the exchange rate at the opening of the period January 1, 1998 (US$ 1.00 = Chilean pesos 439.18).

In the opinion of the management of the Company, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, are not eliminated in the reconciliation to U.S. GAAP.

(p)  Revaluation of property, plant and equipment

As described in Note 1 (i), certain property, plant and equipment has been reported in the financial statements at amounts determined in accordance with a technical appraisal. The revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown below under paragraph (o).

(q)  Income taxes

Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. For U.S. GAAP purposes, in prior years the Company applied SFAS No. 109, "Accounting for Income Taxes", whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company's asset and liabilities at enacted rates expected to be in effect when such amounts will be realized. Deferred tax assets must be reduced by a valuation allowance when it is more likely than not such assets will not be realized. After the year ended December 31, 1999, Chilean GAAP and U.S. GAAP differ due to the recognition for U.S. GAAP purposes of the reversal of deferred income taxes included in the U.S. GAAP reconciliation in prior years.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of the those assets and liabilities is included in paragraph (n) below and certain disclosures required under SFAS No. 109 are set forth under paragraph II (a) below.

(r)  Accounting for investments in related companies

As shown in Note 10 a), the Company acquired a 15.2% ownership in Cican S.A. in December 1996. Under Chilean GAAP, this investment has been accounted for under the equity method. Effective January 1, 1998, the Company also began accounting for its investment in Cican S.A. on the equity method for U.S. GAAP purposes. The Company has one of seven board of director positions; is the second largest shareholder; no single shareholder owns more than 50% of the Company; and the Company's subsidiary in Argentina transacts a significant amount of business with Cican S.A. The Company believes that it has the ability to influence the policies of its investee. The amount of income recognized under the equity method of accounting for the years ended December 31, 2000, 2001 and

2002, was ThCh$ 95,090, ThCh$ (307,607) and ThCh$ (1,907,111), respectively.
Prior to 1998, the Company accounted for this investment at cost less any impairment in value that is other than temporary. The effects are included under paragraph (o) below.

The Company began accounting for its 11.31% interest in Kaik Participacoes Ltda. under the equity method in 1999 as described in Note 10 a). In prior years, as appropriate financial information was not available, the Company accounted for this investment under the cost method. Under U.S. GAAP, as the Company only holds 11.31% interest and the investee's shares do not trade on any exchange, the cost method has been applied for all years presented. The effects are included under paragraph (o) below.

(s)  Goodwill

     (i) For US GAAP purposes, effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets, " which establishes the following:

     o The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized over the life of the asset, but goodwill and other intangible assets with indefinite useful lives are not amortized.

     o The remaining useful lives of intangible assets being amortized are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.

     o Goodwill and other intangible assets with indefinite useful lives that are not subject to amortization are tested for impairment at least annually.

     o All goodwill must be assigned to a reporting unit, which is defined as an operating segment or one level below an operating segment.

          SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, no goodwill amortization expense was recorded for US GAAP purposes in 2002 and no impairment charge was deemed necessary.

     (ii) In accordance with Chilean GAAP, goodwill arising from the Refrescos acquisition was amortized over a period of 10 years as from July 1, 1994. Beginning in 1999, in accordance with new rules issued by the SVS, the Company is amortizing the remaining goodwill balance over an original term of 20 years. Under U.S. GAAP, this amortization was over a period of 9 years until the year ended December 31, 1997. For the year ended December 31, 1999, the Company conformed its goodwill life to the life used for Chilean GAAP. The effects of differences in goodwill amortization for 2000 and 2001 are included under paragraph (o) below. Accounting treatment under US GAAP for 2002 is discussed in paragraph (f) (i), above.

    (iii) Under Chilean GAAP no deferred tax asset was recognized for the tax loss carryforward related to the acquisition of the former subsidiary, Rosario Refrescos S.A. in 1995. Under U.S. GAAP, a deferred tax asset would be recognized for the amount of the tax loss carry forward which is more-likely-than-not to be recoverable. The deferred tax asset calculated at the date of acquisition would be accounted for as a reduction of the goodwill calculated under Chilean GAAP. The effects of the reduced amortization for

          2000 and 2001 which has arisen as a result of this adjustment to goodwill is included in paragraph (o) below. Accounting treatment under US GAAP for 2002 is discussed in paragraph (f) (i), above.

     (iv) In accordance with Chilean GAAP, goodwill arising from the acquisition of Nitvitgov was amortized over a period of 20 years as from April 1, 2000. For U.S. GAAP purposes as required by SFAS No. 109, the Company evaluated the recoverability of its deferred tax asset for the net operating loss carryforward of Refrescos, which was fully reserved for U.S. GAAP purposes in prior years, as part of the allocation of the purchase price paid. The Company concluded that its planned merger of Nitvitgov into Refrescos would allow Refrescos to recover the deferred tax asset and, accordingly, goodwill was reduced by the amount of the valuation allowance related to the deferred tax asset that was no longer required. For Chilean GAAP purposes, no deferred tax asset or valuation allowance was recorded in prior years. However, a deferred tax asset and a related complementary account were recognized effective January 1, 2000 upon adoption of Technical Bulletin No. 60, see Notes 1 (h). The effects of reduced amortization for 2001 and 2000 and recognition of the reversal of the valuation allowance and recognition of a deferred tax asset are included under paragraph (o) below. Accounting treatment under US GAAP for 2002 is discussed in paragraph (f) (i), above.

(t)  Acquisition through the issuance of shares

In December 1996, the Company acquired 78.7% of the capital stock of Inti S.A. Industrial y Comercial ("INTI") from a subsidiary of The Coca-Cola Company, resulting in the ownership of substantially all of INTI's shares, and 100% of the capital stock of Complejo Industrial PET S.A. ("Cipet"), both of which are located in Argentina. INTI is the Coca-Cola bottler in the province of Cordoba, Argentina. Cipet is a packaging company in the city of Buenos Aires that produces containers for the various Coca-Cola bottlers in Argentina. These acquisitions were recorded at ThCh$ 62,381,287 and were accounted for in accordance with the purchase method under Chilean GAAP, resulting in goodwill of ThCh$ 20,850,049, (in pesos of December 1996). Also, in December, 1996, 24,006,926 shares were offered, in accordance with the capital increase of Andina approved at the Company's Extraordinary Shareholder's Meeting held in September 1996; 24,000,000 shares were subscribed and paid up by Bottling Investment Limited at Ch$ 2,264 (in pesos of December 31, 1996) each, amounting to ThCh$ 54,336,000 (in pesos of December 1996). Additionally, Coca-Cola purchased; through its subsidiaries Coca-Cola Interamerican Corporation and Coca-Cola Argentina S.A., 100% of Bottling Investment Limited, and consequently, its investment in Andina. The remaining shares were subscribed and paid for by local investors, for a total investment of ThCh$ 15,680 (in pesos of December 31, 1996). Under Chilean GAAP, these transactions were accounted for separately. Under U.S. GAAP, both transactions would be accounted for; as of those dates, as an acquisition through the issuance of shares and recorded as a purchase under Accounting Principles Board Opinion No. 16 "Business Combinations", whereby the purchase price of the companies would be determined based on the market price of the Company's shares. The fair value of the Company's shares issued to The Coca-Cola Company on the date of the acquisitions was less than the ThCh$ 64,003,200 recorded by the Company as the purchase price for INTI and Cipet. Under U.S. GAAP, the difference is accounted for as a reduction of the goodwill and equity calculated under Chilean GAAP. The effect is included in paragraph (o) below.

In 2002, as a result of the adoption of SFAS No. 142, as explained in above paragraph f) i) the related goodwill ceased to be amortized.

(u)  Joint venture accounting

In accordance with Chilean GAAP, the Company recognized a gain of ThCh$ 5,953,015 on the sale of properly, plant and equipment to CMF upon the formation of this joint venture with Cristalerias. In addition, the Company charged off the basis difference of ThCh$ 1,759,991 between its investment in and its share of the net equity of the joint venture. Accordingly, the Company recognized a net gain before income taxes of ThCh$ 4,193,024 under Chilean GAAP.

Under US GAAP, a gain can be recognized only if appreciated assets (excluding land) are contributed to a venture, cash or near-cash assets are received, and no other factors exist that could impact realization of the gain (such as guarantees of debt, puts or calls that may result in acquisition of the venture, etc.) Additionally, the gain would be limited to the proportion of the assets deemed sold and any basis difference would be amortized based on the lives of the assets that gave rise to the difference. Finally, all contributions of appreciated assets to the venture would generally be recorded at the carrying value of the joint venture shareholder.

The shareholders' agreement for CMF that establishes joint control of the venture also contains provisions that could require the Company to purchase Cristalerias' shares of CMF. Accordingly, the gain recognized for Chilean GAAP is not considered realized under US GAAP. The effects of reversing the gain and charge-off of the basis difference in the investment, amortizing the basis difference in accordance with US GAAP and adjusting the results of CMF for the Company's share of the amortization of excess value assigned to the assets of CMF under Chilean GAAP are included in paragraph (o) below.

(v)  Investment securities

Under Chilean GAAP, debt securities which are not classified as trading securities are carried at cost plus price-level restatement. Under U.S. GAAP, debt securities that are not classified as trading securities (nor as held-to-maturity securities) are reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The effect is included in paragraph (o) below.

(w)  Staff severance indemnities

Pursuant to collective bargaining agreements between the Company and certain of its employees, the Company is committed to provide a payment to each of these employees based upon total years of service. See Note 1t). Under Chilean GAAP, the financial statements include a liability which is the current monthly salary times the years of services at the closing date, discounted at a 7% annual rate, over the expected remaining years of service for all employees covered by such agreements.

Under US GAAP, this arrangement is considered to be a pension plan, and the liability would be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice the Company believes that the salary progression rate will not differ significantly from the general inflation rate. In the opinion of the management of the Company, the application of US GAAP would not have produced results materially different from the acceptable method under Chilean GAAP.

(x)  Accumulated translation adjustment of foreign investments

As described in Notes 18 and 20 a), the Company recognized a gain upon the realization of a portion of its Accumulated translation adjustment of foreign investments account in accordance with Technical Bulletin No. 64. Under Chilean GAAP, a partial liquidation of an investment in a foreign entity is deemed to have occurred upon the repatriation of capital or of earnings in excess of net income for the year. In the case of a partial liquidation, the proportionate share of the Accumulated translation adjustment of foreign investments account related to the foreign investment should be reversed and recorded in the results of the period.

During 2001, the Company repatriated US$ 130 million of capital from its foreign investments in Argentina representing over 50% of the capital invested. Accordingly, the Company reversed a proportionate amount of its Accumulated translation adjustment of foreign investments account and recognized a gain of ThCh$ 24,435,494 in accordance with Chilean GAAP.

Under US GAAP as set forth in SFAS No. 52, "Foreign Currency Translation", the Accumulated translation adjustment of foreign investments account is realized in the results of the period only upon the sale or upon the complete or substantially complete liquidation of an investment in a foreign entity. The effect of reversing this gain for US GAAP is included in paragraph (o) below.

(y)  Derivative financial instruments

At December 31, 2001 and 2002, the Company has derivative contracts consisting of forward contracts to purchase US dollars. These forward contracts were obtained principally to protect the Company from foreign exchange risk with respect to future purchases of raw materials denominated in US dollars in Chile and Brazil.

Under Chilean GAAP in accordance with Technical Bulletin No. 57, "Accounting for Derivative Contracts", certain of these forward contract have been designated as hedges of forecasted transaction. The fair value of these contracts represent a loss of ThCh$ 911,333 in 2001 and a gain ThCh$ 396,193 in 2002, that has been deferred until the contracts are settled as allowed by Chilean GAAP. The remaining contracts that are not designated as hedges of forecasted transactions have been valued at fair value with changes in fair value totaling ThCh$ 2,471,006 in 2001 and ThCh$ 0 in 2002 being recognized in the income statement.

Under US GAAP, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. SFAS No. 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify as the derivative instrument as a hedge the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing (quarterly) basis over the life of the hedge.

Since the Company did not have any derivative instruments at December 31, 2000, there was no impact on the US GAAP results upon adoption of the standard. At December 31, 2001 and 2002, the Company has recorded all derivative instruments on the balance sheet at fair value. However, the Company has not undertaken to qualify the forward contracts designated as hedges for Chilean GAAP purposes, as hedges for US GAAP purposes. Accordingly, the losses deferred under Chilean GAAP of ThCh$ 911,333 in 2001 and a gain of ThCh$ 1,307,526 in 2002 represent a difference from US GAAP that is included in paragraph (o) below.

(z) For US GAAP purposes, effective January 21, 2002, the Company early-adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64"; the effect being that the gain on repurchase of series A, B and C bonds due to the early extinguishment of said debt, is no longer presented as an extraordinary item.

(aa) Comprehensive income

In accordance with U.S. GAAP, the Company is required to report and display all comprehensive income in a separate financial statement. Comprehensive income includes net income and other comprehensive income (revenues, expenses, gains and losses) that are excluded from net income under generally accepted accounting principles. The effect of this standard is shown in paragraph (o) below.

(bb) Effects of conforming to U.S. GAAP

The adjustments to reported net income required to conform with U.S. GAAP are as follows:

                                                                                    Year end December 31,
                                                                                    -----------------------
                                                                         2000                 2001                2002
                                                                         ----                 ----                ----
                                                                        ThCh$                ThCh$                ThCh$

Net income as shown in the Chilean GAAP financial
  statements...................................................       33,451,574            34,058,967            33,021,268
Reversal of additional depreciation on revaluation of
  property, plant and equipment (paragraph c)..................            9,143                 8,784                 9,995
Adjustment to deferred income tax provision (paragraph d)......          674,468             2,359,352            (2,034,602)
Difference in accounting for investments in related
  companies (paragraph e)......................................          679,362             1,142,018             1,274,990
Amortization of goodwill (paragraph f).........................          439,033             1,438,880             5,357,537
Acquisition through the issuance of shares (paragraph g).......          779,860               779,860             2,637,027
Joint venture accounting (paragraph h).........................               --            (3,915,050)              391,505
Accumulated translation adjustment of foreign investments
  (paragraph k)................................................               --           (24,435,494)                   --
Derivative financial instruments (paragraph l).................               --              (911,333)            1,307,526
                                                                  --------------        --------------        --------------

    Net income in accordance with U.S. GAAP....................       36,033,440            10,525,984            41,965,246
                                                                  ==============        ==============        ==============

Components of other comprehensive income:
Accumulated Translation adjustment for foreign investments.....        8,298,537            31,581,007            11,926,092




Unrealized gain on investment securities, net of
  applicable income tax of ThCh$ 43,056 in 2000, ThCh$
  89,789 in 2001 and ThCh$ 977,103 in 2002 (paragraph i).......          243,983               508,805            (4,944,733)
                                                                  --------------        --------------        --------------

Comprehensive income in accordance with U.S. GAAP
  (paragraph m)................................................       44,575,960            42,615,796            48,946,605
                                                                  ==============        ==============        ==============

The Company's earnings per share is as follows:

                                                                         Year end December 31,
                                                                         ---------------------
                                                     2000                         2001                         2002
                                           ------------------------      -----------------------      ----------------------
                                             ThCh$          ThCh$          ThCh$         ThCh$         ThCh$         ThCh$
                                           Series A       Series B       Series A       Series B      Series A      Series B

Net income..........................         45.14          49.65          13.18          14.50         52.57         57.82
                                           ---------      ---------      ---------      ---------     ---------     ---------
Weighted average number of common
  stock outstanding (thousands of
  shares)...........................        380,137        380,137        380,137        380,137       380,137       380,137
                                           ========       ========       ========       ========      ========      ========

The adjustments required to conform shareholders' equity to U.S. GAAP are as follows:

                                                                                                      At December 31,
                                                                                                     ---------------
                                                                                               2001                  2002
                                                                                               ----                  ----
Shareholders' equity as shown in the Chilean GAAP financial statements..........           383,255,065           369,124,623
Reversal of revaluation of property, plant and equipment (paragraph c)..........            (1,351,702)           (1,341,707)
Adjustment to deferred income taxes (paragraph d)...............................             1,245,711               188,212
Difference in accounting for investments in related companies (paragraph e).....               928,344             2,203,334
Amortization of goodwill (paragraph f)..........................................            (8,316,594)           (2,959,057)
Acquisition through the issuance of shares (paragraph g)........................            (3,899,300)           (1,262,273)
Joint venture accounting (paragraph h)..........................................            (3,915,050)           (3,523,545)
Unrealized gain (loss) on investment securities (paragraph i)...................               287,541            (5,634,295)
Derivative financial instruments (paragraph l)..................................              (911,333)              396,193
                                                                                         -------------         -------------
   Shareholders' equity in accordance with U.S. GAAP............................           367,322,682           357,191,485
                                                                                         =============         =============

The changes in shareholders' equity determined under U.S. GAAP were as follows (all amounts are expressed in thousands of Chilean pesos at December 31, 2002):

                                                                                                           ThCh$
                                                                                                           -----

BALANCE AT DECEMBER 31, 1999.....................................................................         415,573,617

Distribution of dividends........................................................................         (74,841,852)
Increase in accumulated translation adjustment of foreign investments............................           8,298,537
Decrease in net unrealized losses on investment securities.......................................             243,981
Net income for the year..........................................................................          36,033,440
                                                                                                        -------------

BALANCE AT DECEMBER 31, 2000.....................................................................         385,307,723

Distribution of dividends........................................................................         (60,600,837)
Increase in accumulated translation adjustment of foreign investments............................          31,581,007
Decrease in net unrealized losses on investment securities.......................................             508,805
Net income for the year..........................................................................          10,525,984
                                                                                                        -------------

BALANCE AT DECEMBER 31, 2001.....................................................................         367,322,682

Distribution of dividends........................................................................         (59,077,802)
Increase in accumulated translation adjustment of foreign investments............................          11,926,092
Increase in net unrealized losses on investment securities.......................................          (4,944,733)
Net income for the year..........................................................................          41,965,246
                                                                                                        -------------

BALANCE AT DECEMBER 31, 2002.....................................................................         357,191,485
                                                                                                        =============

II   Additional Disclosure Requirements:

(cc) Income taxes

The accounting for income taxes under Chilean GAAP and U.S. GAAP differs for deferred income taxes. Under U.S. GAAP, as set forth in SFAS No. 109, "Accounting for Income Taxes", all temporary differences arising as a result of transactions that have different accounting and tax treatments are recognized as deferred tax assets and liabilities as of the balance sheet date. A valuation allowance is provided against deferred tax assets that are not recoverable on a more-likely-than-not basis. Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Prior to the implementation of Technical Bulletin No. 60, only deferred tax assets and liabilities that were expected to materialize in the future were recognized in the financial statements.

The provisions for income taxes included in the consolidated statement of income were as follows:

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                         2000                 2001                2002
                                                                         ----                 ----                ----
                                                                        ThCh$                ThCh$                ThCh$

Current tax expense as per tax returns..............................  (5,342,953)           (4,897,091)         (7,665,959)
Deferred tax expense as previously calculated under Chilean GAAP....   3,414,378            (2,530,349)           (838,956)
                                                                     ------------          ------------        ------------


Charge for the year under Chilean GAAP..............................  (1,928,575)           (7,427,440)         (8,504,915)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109 to Chilean GAAP results....     674,468             2,359,352          (2,034,602)
                                                                     ------------          ------------        ------------

Charge for the year under U.S. GAAP.................................  (1,254,107)           (5,068,088)        (10,539,517)
                                                                     ============          ============        ============

The above table can be broken down into geographic sources as follows:

                                                                                                                The Company
                      2000                         Chilean and others       Brazil            Argentina        (consolidated)
                      ----                         ------------------       ------            ---------        -------------
                                                        ThCh$                ThCh$               ThCh$               ThCh$

Current tax expense as per tax return ........         (3,136,779)           (226,351)        (1,979,823)         (5,342,953)
Deferred tax (expense) benefit as previously
  calculated under Chilean GAAP ..............         (1,136,249)          3,107,123          1,443,504           3,414,378
                                                    -------------       -------------      -------------       -------------
       for the year under Chilean GAAP........         (4,273,028)          2,880,772           (536,319)         (1,928,575)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109......             86,831             114,401            473,232             674,468
                                                    -------------       -------------      -------------       -------------
(Charge) benefit  for the year under U.S. GAAP         (4,186,197)          2,995,173            (63,087)         (1,254,107)
                                                    =============       =============      =============       =============


                                                                                                                The Company
                      2001                         Chilean and others       Brazil            Argentina        (consolidated)
                      ----                         ------------------       ------            ---------        -------------
                                                        ThCh$                ThCh$               ThCh$               ThCh$

Current tax expense as per tax return ........         (5,235,535)                 --            338,444          (4,897,091)
Deferred tax (expense) benefit as previously
  calculated under Chilean GAAP...............         (1,007,369)         (2,118,301)           595,321          (2,530,349)
                                                    -------------       -------------      -------------       -------------
for the year under Chilean GAAP........         (6,242,904)         (2,118,301)           933,765          (7,427,440)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109......          2,230,196             146,624            (17,468)          2,359,352
                                                    -------------       -------------      -------------       -------------
(Charge) benefit for the year under U.S. GAAP.         (4,012,708)         (1,971,677)           916,297          (5,068,088)
                                                    =============       =============      =============       =============


                                                                                                                The Company
                      2002                         Chilean and others       Brazil            Argentina        (consolidated)
                      ----                         ------------------       ------            ---------        -------------
                                                        ThCh$                ThCh$               ThCh$               ThCh$

Current tax expense as per tax return ........         (6,419,999)                 --         (1,245,960)         (7,665,959)
Deferred tax (expense) benefit as previously
  calculated under Chilean GAAP...............           (736,723)               (762)          (101,471)           (838,956)
                                                    -------------       -------------      -------------       -------------
Charge for the year under Chilean GAAP........         (7,156,722)               (762)        (1,347,431)         (8,504,915)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109......            (60,274)          5,411,626         (7,385,954)         (2,034,602)
                                                    -------------       -------------      -------------       -------------
(Charge) benefit for the year under U.S. GAAP.         (7,216,996)          5,410,864         (8,733,385)        (10,539,517)
                                                    =============       =============      =============       =============

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

                                                                                           2001                     2002
                                                                                           ----                     ----
                                                                                           ThCh$                    ThCh$
Deferred tax assets:
  Tax loss carryforwards.................................................              18,385,305               25,735,134
  Vacation accrual.......................................................                 160,485                  121,872
  Allowance for doubtful accounts........................................                 629,946                  518,809
  Depreciation...........................................................                 885,476                  619,602
  Joint venture accounting...............................................               1,244,695                  910,811
  Provision for assets written-off.......................................               3,066,293                1,701,923
  Amortization of intangibles............................................                 104,727                   73,282
  Provision for labor and trade lawsuits.................................                 200,976                  505,421
  Staff severance indemnities............................................                 789,209                      796
  Judge deposits.........................................................                 545,904                  385,674
  Packages development...................................................                      --                  175,239
  Other..................................................................                 565,856                1,503,702
Less:  Valuation allowance...............................................             (15,825,388)             (24,198,725)
                                                                                  ---------------          ---------------
    Total deferred tax assets                                                          10,753,484                8,053,540
                                                                                  ---------------          ---------------
Deferred tax liabilities
   Depreciation..........................................................              (6,655,900)              (5,841,814)
   Staff severance indemnities...........................................                (511,877)                (512,168)
   Guarantees on bottles.................................................              (2,893,443)              (2,398,940)
   Other.................................................................                (418,270)                (330,692)
                                                                                  ---------------          ---------------

    Total deferred tax liabilities                                                    (10,479,490)              (9,083,614)
                                                                                  ---------------          ---------------

Net deferred tax assets (liabilities) under U.S. GAAP....................                 273,994               (1,030,074)
                                                                                  ---------------          ---------------

Net deferred tax (liabilities) under Chilean GAAP........................                (971,717)              (1,218,286)
                                                                                  ===============          ===============

Effect of U.S. GAAP adjustments on deferred income taxes.................               1,245,711                  188,212
                                                                                  ===============          ===============

The provision for income taxes differs from amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated according to U.S. GAAP as a result of the following:

                                                                                      Year end December 31
                                                                                      --------------------
                                                                          2000                2001                2002
                                                                          ----                ----                ----
                                                                         ThCh$               ThCh$                ThCh$

Income tax provision at statutory Chilean tax rates...........           5,593,132         2,339,111           8,400,762
Increase (decrease) in provision resulting from:
   Tax effects resulting from foreign operations..............             298,809           735,826             582,012
   Permanent differences......................................          (3,861,197)      (16,079,846)         (8,625,234)
   Effect of remeasurement to U.S. dollars (Brazil and
     Argentina)...............................................            (150,034)        3,565,465           2,407,288



   Change in valuation allowance..............................            (479,617)       15,825,387           8,834,271
   Adjustments in prior year income taxes.....................                  --          (304,627)                 --
   Other......................................................            (146,986)       (1,013,228)         (1,059,582)
                                                                      ------------      ------------        ------------

      Effective tax provision.................................           1,254,107         5,068,088          10,539,517
                                                                      ============      ============        ============


The Chilean statutory first category (corporate) income tax rate was 15% for 2000 and 2001 and 16% in 2002. In accordance with Chilean law, Andina and each of its subsidiaries computes and pays income taxes on a separate basis.

The Brazilian federal statutory income tax rate was approximately 25% for 2000, 2001 and 2002. Ordinarily, an additional surtax of 9% for 2000, 2001 and 2002 by way of Social Contribution (CS), similar in nature to income tax, is charged on net income. In view of tax losses for the years ended December 31, 2000, 2001, and 2002, no such levy was due by the Company for such periods.

The Argentine income tax rate was 35% for 2000, 2001 and 2002, in accordance with currently enacted tax legislation.

The Company had net operating tax loss carryforwards related to the Brazilian subsidiaries of approximately ThCh$ 53,048,189 at December 31, 2002 that can be carried forward indefinitely. The Chilean tax loss carryforwards, totaling ThCh$ 44,634,975 can also be carried forward indefinitely.

(dd) Statement of cash flows:

For the purpose of the statement of cash flows using U.S. GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. In accordance with the Company's policy, certain cash equivalents that are managed as part of the Company's investment portfolio are excluded from the amount shown as cash and cash equivalents in the statement of cash flows. The detail of cash and cash equivalents is as follows:

                                                                                      Year end December 31
                                                                                      --------------------
                                                                          2000                2001                2002
                                                                          ----                ----                ----
                                                                         ThCh$               ThCh$                ThCh$

Cash..........................................................          12,906,760          14,284,622          11,646,001
Time deposits.................................................          71,651,934          18,716,503          12,439,084
Marketable securities.........................................          16,090,296          24,811,831          25,539,794
Repurchase agreements.........................................           1,190,646           1,643,946                  --
                                                                     -------------       -------------       -------------
   Total cash and cash equivalents............................         101,839,636          59,456,902          49,624,879
                                                                     =============       =============       =============

Additional cash flow disclosure required by U.S. GAAP that are shown net in Chilean GAAP are as follows:

                                                                                      Year end December 31
                                                                                      --------------------
                                                                          2000                2001                2002
                                                                          ----                ----                ----
                                                                         ThCh$               ThCh$                ThCh$

Short-term borrowings with bank and financial institutions....         18,338,900          59,224,072          12,293,579
Long-term borrowings with banks and financial institutions....            786,626          53,954,696          38,894,925
Repayment of long-term bank borrowings........................        (13,858,013)       (111,835,997)        (55,228,883)
                                                                   --------------      --------------      --------------


    Net bank borrowings.......................................          5,267,513           1,342,771           4,040,379
                                                                   ==============      ==============      ==============


(ee) Segment information

The Company operates principally in three segments which comprise the production and sales of goods for (i) Coca-Cola soft drinks, (ii) Other beverages (juices, mineral water and beer), and (iii) Packaging. Total revenues by segment include sales to unaffiliated customers, as reported in the Company's consolidated income statement, and intersegment sales, which are accounted for at invoice price.

The Coca-Cola soft drink segment comprises the production and sales of Coca-Cola, Sprite, Fanta and other Coca-Cola soft drinks. The Other beverages segment includes the sales of mineral water, fruit juices and, in Brazil, beer. The Packaging segment consists of the production of PET containers.

The accounting policies for the segments are the same as those described in "Nature of operations and summary of significant accounting policies". Operating income is total revenue less operating expenses under Chilean GAAP. In computing operating income, none of the following items has been added or deducted: Financial income, Financial expense, Price-level restatement, Other non-operating income, Other non-operating expense and Income tax expense.

The Company defines identifiable assets by product segment as receivable balances less specified payables, plus goodwill and fixed assets. Identifiable long-lived assets by geographic area include all long-term assets, less long-term deferred income taxes and claims for recovery in Brazil.

A summary of the Company's operations by segment calculated under Chilean GAAP is as follows:

                                                                                      Year end December 31
                                                                                      --------------------
                                                                          2000                2001                2002
                                                                          ----                ----                ----
                                                                         ThCh$               ThCh$                ThCh$

Revenue:
  Sales to unaffiliated customers:
  Soft drinks.............................................            413,373,180           431,661,451           344,341,786
  Other beverages.........................................             37,895,864            45,239,363            39,366,305
  Packaging...............................................             21,339,668            19,484,118            14,533,805
                                                                  ---------------       ---------------       ---------------
    Subtotal..............................................            472,608,712           496,384,932           398,241,896


                                                                                      Year end December 31
                                                                                      --------------------
                                                                          2000                2001                2002
                                                                          ----                ----                ----
                                                                         ThCh$               ThCh$                ThCh$
Intersegment sales:
  Soft drinks.............................................                406,353                    --                    --
  Other beverages.........................................             18,086,845            15,725,803            12,921,450
  Packaging...............................................             21,131,569            16,430,440             7,585,486
  Eliminations............................................            (39,624,767)          (32,156,243)          (20,506,936)
                                                                  ---------------       ---------------       ---------------
   Subtotal...............................................                     --                    --                    --
                                                                  ---------------       ---------------       ---------------
      Total revenue.......................................            472,608,712           496,384,932           398,241,896
                                                                  ===============       ===============       ===============

Operating income:
  Soft drink..............................................             51,507,530            50,464,893            35,678,804
  Other beverages.........................................              6,223,415             6,585,871             4,815,050
  Packaging...............................................                506,294               449,974             1,027,698
                                                                  ---------------       ---------------       ---------------
      Total operating income..............................             58,237,239            57,500,738            41,521,552
                                                                  ---------------       ---------------       ---------------

Depreciation:
  Soft drinks.............................................             33,860,915            35,835,205            35,968,837
  Other beverages.........................................              1,441,406             1,412,317             1,276,258
  Packaging...............................................              7,730,555             4,680,278             3,023,073
                                                                  ---------------       ---------------       ---------------
      Total depreciation..................................             43,032,876            41,927,800            40,268,168
                                                                  ---------------       ---------------       ---------------

Segment assets:
  Soft drinks.............................................            373,672,746           542,937,085           530,152,547
  Other beverages.........................................             14,332,253            12,597,749            11,255,474
  Packaging...............................................             45,670,109            17,997,019            16,191,018
                                                                  ---------------       ---------------       ---------------
      Total segment assets................................            433,675,108           573,531,853           557,599,039
                                                                  ---------------       ---------------       ---------------

Capital expenditures:
  Soft drinks.............................................             25,124,842            21,378,570            23,108,947
  Other beverages.........................................              1,755,714               639,898               509,773
  Packaging...............................................              1,430,653             1,275,905               221,850
                                                                  ---------------       ---------------       ---------------
      Total capital expenditures..........................             28,311,209            23,294,373            23,840,570
                                                                  ---------------       ---------------       ---------------

A geographical summary of the Company's operations by segment calculated under Chilean GAAP is as follows:

                                                                                      Year end December 31
                                                                                      --------------------
                                                                          2000                2001                2002
                                                                          ----                ----                ----
                                                                         ThCh$               ThCh$                ThCh$
Revenue:
Sales to unaffiliated customers:
  Chile...................................................           199,853,501           196,166,586           187,061,739
  Brazil..................................................           133,396,389           145,033,530           142,993,297
  Argentina...............................................           139,358,822           155,184,816            68,186,860
                                                                 ---------------       ---------------       ---------------

    Total revenue.........................................           472,608,712           496,384,932           398,241,896
                                                                 ---------------       ---------------       ---------------
Operating income:
  Chile...................................................            44,325,905            40,474,575            36,204,125
  Brazil..................................................             5,755,789             5,530,201             5,561,851
  Argentina...............................................             8,155,545            11,495,962              (244,424)
                                                                 ---------------       ---------------       ---------------

    Total operating income................................            58,237,239            57,500,738            41,521,552
                                                                 ---------------       ---------------       ---------------
Identifiable long-lived assets:
  Chile...................................................           122,493,928           279,532,655           285,433,941
  Brazil..................................................           143,119,959           146,133,541           140,963,761
  Argentina...............................................           138,951,974           130,956,335           120,856,051
                                                                 ---------------       ---------------       ---------------

    Total identifiable long-lived assets..................           404,565,861           556,622,531           547,253,753
                                                                 ---------------       ---------------       ---------------

A reconciliation of total segment assets by product, and long-lived assets by country, to total consolidated assets for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                                                      Year end December 31
                                                                                      --------------------
                                                                          2000                2001                2002
                                                                          ----                ----                ----
                                                                         ThCh$               ThCh$                ThCh$

Total segment assets......................................           433,675,108           573,531,853           557,599,039
Cash......................................................            12,906,760            14,284,622            11,646,001
Financial instruments.....................................           170,463,545            45,057,879            37,978,878
Amounts due from related parties..........................               178,405             1,590,650                91,290
Recoverable taxes.........................................             9,663,005             5,637,706             4,365,066
Deferred income taxes.....................................             1,558,633               518,541               711,234
Investments in related companies..........................             7,274,713            18,957,147            17,072,800
Investment in other companies.............................               387,447               692,059               737,390
Intangible assets (net)...................................             1,193,389             1,004,632               618,605
Liabilities deducted from segment assets..................            59,544,700            49,130,936            39,808,048
                                                                 ---------------       ---------------       ---------------

Total assets..............................................           696,845,705           710,406,025           670,628,351
                                                                 ===============       ===============       ===============

Identifiable long-lived assets............................           404,565,861           556,622,531           547,253,753
Current assets............................................           288,424,133           152,923,591           123,374,598
Deferred taxes-long term..................................               657,535                    --                    --
Claims for recovery-Brazil................................             3,198,176               859,903                    --
                                                                 ---------------       ---------------       ---------------

   Total assets...........................................           696,845,705           710,406,025           670,628,351
                                                                 ===============       ===============       ===============

(ff) Derivative financial instruments

Derivative financial instruments are used by the Company principally in the management of its interest rate and foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading purposes. Prior to January 1, 2001, deferral (hedge) accounting was applied only if the derivative reduced the risk of the underlying hedged item and was designated at inception as a hedge with respect to the hedged item. Additionally, the derivative was required to achieve results that were expected to be inversely correlated to those of the hedged item. If a derivative instrument ceased to meet the criteria for deferral accounting, any subsequent gains and losses were currently recognized in income. If a hedging instrument was sold or terminated prior to maturity, gains and losses continued to be deferred until the hedged item was recognized in income.

Under US GAAP. the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. SFAS No. 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing (quarterly) basis over the life of the hedge.

At December 31, 2001 and 2002 the Company had derivative financial instruments outstanding consisting of forwards to purchase US dollars with a notional amount of ThCh$ 62,695,490 in 2001 all of which mature by the end of 2002 and ThCh$ 57,202,312 in 2002, all of which mature by the end of 2003 and 2004. None of these derivative financial instruments were designed as hedges in accordance with US GAAP.

During 2001 and 2002 the Company entered into forward contracts in its Chilean and Brazilian operations to manage its exposure associated with respect to foreign currency commitments in US dollars, which were primarily for raw materials purchases.

The financial instruments described above involve elements of market risk and credit risk. Market risk is the possibility that future changes in foreign exchange or interest rates may make the financial instruments more or less valuable. Credit risk is the possibility of default by the counterparties. The loss that the Company would incur if a counterparty defaulted is significantly less than the instruments' notional value and the loss exposure is the fair value of the instrument. The Company does not require collateral or other security for the instruments.

(gg) Operating income

Under Chilean GAAP, the following income and expenses arising during the years ended 2000, 2001 and 2002 are classified as "Non-operating income and expense" whereas under US GAAP they would be included within "Operating income":

                                                                                      Year end December 31
                                                                                      --------------------
                                                                          2000                2001                2002
                                                                          ----                ----                ----
                                                                         ThCh$               ThCh$                ThCh$

Operating income as reported under Chilean GAAP...........            58,237,239            57,500,738            41,521,552
Gain on legal claim.......................................                    --                    --             1,456,771
Gain on sale of property, plant and equipment.............                    --             5,953,015               671,902
Impairment of property, plant and equipment...............            (8,520,937)          (10,137,011)           (7,529,152)
Staff severances indemnities..............................            (5,014,967)           (1,399,997)           (3,232,083)
Litigation................................................                    --              (729,715)           (3,541,580)
Write-off of property, plant and equipment................            (2,107,495)             (781,092)           (1,429,052)
Loss on sale of property, plant and equipment.............              (148,363)           (1,831,037)             (338,582)
Liquidation of container business.........................                    --              (338,443)                   --
Profit on dissolution of Brazilian package business.......               579,868                    --                    --
                                                                 ---------------       ---------------       ---------------

    Operating income under US GAAP format.................            43,025,345            48,236,458            27,579,776
                                                                 ===============       ===============       ===============

(hh) Concentrations of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it has any significant concentrations of credit risk at December 31, 2002.

(ii) Disclosures regarding the fair values of financial instruments

The estimated fair values of the Company's financial instruments were as follows:

                                                                                 At December 31
                                                                              --------------------
                                                                    2001                                    2002
                                                                    ----                                    ----
                                                     Carrying Value      Fair Value          Carrying Value      Fair Value
                                                     --------------      ----------          --------------      ----------

                                                         ThCh$             ThCh$                ThCh$             ThCh$

Long-term investment in bonds..............           129,927,347         130,214,888          114,230,343        108,596,048
Bonds payable..............................          (152,625,872)       (148,887,084)        (144,203,077)      (144,516,299)
Foreign currency contracts (net)...........            (2,471,006)         (3,382,339)                  --            396,193

Long-term investment: The fair value of the investment in bonds was determined based on quoted market prices.

Bonds payable: The fair value of bonds payable, including current portion, is estimated based on the quoted market price of the Company's U.S. dollar denominated bonds payable.

Foreign currency contracts: The estimated fair values of the forward contracts are based on quoted market prices at year end.

Management believes that the fair value of the Company's other financial instruments is not materially different from their respective book values, and therefore does not believe that the non-disclosure of such information would have a material effect on a reader's understanding of these financial statements.

(jj) Concentrations of other risks

The majority of the Company's net sales are derived from the distribution of Coca-Cola soft drinks. The Company produces, markets and distributes Coca-Cola soft drinks through standard bottler agreements between the Company's individual bottler subsidiaries and The Coca-Cola Company, Under the Bottler Agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrates sold to the Company.

The Company is dependent on The Coca-Cola Company to renew such bottler agreements. The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by the Company or upon expiration in accordance with their respective terms. No assurance can be given that the bottler agreements will be renewed upon their expiration. Termination or non-renewal of the bottler agreements would have a material adverse effect on the Company's business.

The soft drink and non-alcoholic beverage business is highly competitive in each of the Company's franchise territories. In each of its franchise territories, the Company competes with bottlers of PepsiCo Inc. as well as bottlers of regional brands. The Company's soft drink products also compete generally with other non-alcoholic beverages.

(kk) Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Although the Company is evaluating the effects of this Statement on its financial position and results of operations, management does not believe that the adoption of this Statement will have a material impact on the results of its operations.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). This statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity

(including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. The Company is evaluating the effect of this statement on its financial position and results of operations, however, it does not expect the adoption will have a material impact on the Company's results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The Company is evaluating the impact of the new interpretation, however, the adoption of FIN 45 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock- Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123" (FAS 148). This statement, which is effective for financial statements for fiscal years ending after December 15, 2002, amends SFAS No. 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Company is evaluating the effect of this statement on its financial position and results operations, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately. The Company is presently evaluating the impact of the new interpretation, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.

                                 EXHIBIT INDEX

Item                Description
----                -----------
1.1                 Certification of Principal Executive Officer pursuant to
                    18 U.S.C. Section 1350, as adopted pursuant to
                    Section 906 of the Sarbanes-Oxley Act of 2002.

1.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                    Section 906 of the Sarbanes-Oxley Act of 2002.

                                  EXHIBIT 1.1

                 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                    PURSUANT TO 18 U.S.C. SECTION 1350, AS
       ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the Annual Report of Embotelladora Andina S.A (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Jaime Garcia, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ JAIME GARCIA

Jaime Garcia
Chief Executive Officer
Embotelladora Andina S.A.
Dated: July 15, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                  EXHIBIT 1.2
             CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT
                         TO 18 U.S.C. SECTION 1350, AS
      ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Embotelladora Andina S.A. (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Osvaldo Garay, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ OSVALDO GARAY

Osvaldo Garay
Chief Financial Officer
Embotelladora Andina S.A
Dated: July 15, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.