Form 20-F
period 2003-12-31
ANDINA BOTTLING CO INC
filed 2004-06-30
CIK 925261

United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 33-80138

Embotelladora Andina S.A.

(Exact name of Registrant as specified in its charter)

Andina Bottling Company

(Translation of the Registrant’s name in English)

The Republic of Chile

(Jurisdiction of incorporation or organization)

Avenida Andrés Bello 2687, Piso 20
Las Condes
Santiago, Chile
+56-2-338-0520
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

The number of outstanding shares of the issuer’s stock as of December 31, 2003 was 760,274,542.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

(ANDINA BOTTLING COMPANY)
       INDEX TO ANNUAL REPORT ON FORM 20-F

i

INTRODUCTION

     Unless the context otherwise requires, as used in this annual report:

•	the “Company” means Andina and its consolidated subsidiaries;

•	“Andina” means Embotelladora Andina S.A.;

•	“Refrescos” means the Company’s subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

•	“Edasa” means the Company’s subsidiary, Embotelladora del Atlántico S.A.;

•	“Envases CMF” means the Company’s affiliate, Envases CMF S.A.;

•	“Vital” means the Company’s subsidiary, Vital S.A.; and

•	“Multipack” means the Company’s subsidiary, Envases Multipack S.A.

     Likewise, unless the context otherwise requires, “The Coca-Cola Company” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“C-C Chile”), which operates in Chile, Coca-Cola Industrias Ltda. (“C-C Brazil”), which operates in the Federative Republic of Brazil (“Brazil”) and Coca-Cola de Argentina S.A. (“C-C Argentina”), which operates in the Republic of Argentina (“Argentina”).

     In addition, as used in this annual report:

•	the “Chilean territory” means the Metropolitan Region of Santiago, Chile and the neighboring provinces of Cachapoal, including the municipality of San Vicente, and San Antonio;

•	the “Brazilian territory” means the municipality of Rio de Janeiro, Espirito Santo, the southern part of Minas Gerais (Ipatinga, Caratinga and Governador Valadares), Brazil and portions of the neighboring areas of Itaguaí, Mangaratiba, Duque de Caxias and São João de Meriti, Niteroi, Itambi, Campos, Friburgo and Região dos Lagos; and

•	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, Buenos Aires (San Nicolás and Ramallo, but excluding the Federal capital) and most of Santa Fe, Argentina.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     Unless otherwise specified, references herein to “dollars,” “U.S. dollars” or “US$” are to United States dollars; references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos; references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate during the previous month; references to “Argentine pesos” or “AR$” are to Argentine pesos; and references to “real” or “reals” or “R$” are to Brazilian reals. Certain percentages and amounts contained in this annual report have been rounded for ease of presentation.

     Included elsewhere in this annual report are our audited consolidated balance sheets at December 31, 2002 and 2003 and the related audited consolidated statements of income and of cash flows for the three years ended December 31, 2003 that we refer to in this annual report as the “Consolidated Financial Statements,” and which have been prepared in accordance with generally accepted accounting principles in Chile, or “Chilean GAAP.” Our consolidated financial results include the results of our subsidiaries located outside Chile, principally in Brazil and Argentina, which in the aggregate accounted for 46% of our total assets, 50% of our net sales and 22% of our operating income at and for the year ended December 31, 2003. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP and, for purposes of local taxation, in accordance with accounting principles generally accepted in their country of operation.

     Our Consolidated Financial Statements reflect the Chilean GAAP results of our subsidiaries outside Chile translated into Chilean pesos. On January 1, 1998, the results of our non-Chilean subsidiaries once again began stating their results in U.S. dollars prior to their translation into Chilean pesos at the year-end exchange rate. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which recognized. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos (which factors in the purchasing power of the Chilean peso) of December 31, 2003. See Notes 1(c) and 23(a) and (b) to our Consolidated Financial Statements.

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under “Item 3. Key Information—Exchange Rates”) reported by the Banco Central de Chile, which we refer to as the “Central Bank,” for December 31, 2003, which was Ch$593.80=US$1.00. The Observed Exchange Rate for June 25, 2004 was Ch$634.25=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.

     As used in this annual report:

•	“unit case” or “UC” means 192 ounces of finished beverage (24 eight-ounce servings) or, when applied to concentrate and post-mix syrup, means the volume of concentrate or post-mix syrup which is required to produce 192 ounces of finished soft drink beverage; and

•	one meter = 1.0936 yards.

The term “Coca-Cola soft drinks”:

•	when used in connection with our Chilean operations, refers to products bearing the labels

➢	Coca-Cola
➢	Coca-Cola Light
➢	Fanta Naranja
➢	Fanta Light
➢	Sprite
➢	Sprite Light/Zero
➢	Quatro
➢	NordicMist Ginger Ale
➢	NordicMist Tónica
➢	Taí

•	when used in connection with our Brazilian operations, refers to products bearing the labels

➢	Coca-Cola
➢	Coca-Cola Light
➢	Coca-Cola Light Lemon
➢	Fanta Laranja
➢	Fanta Laranja Light
➢	Fanta Uva
➢	Fanta Uva Light
➢	Fanta Manzana
➢	Fanta Citrus
➢	Fanta Morango
➢	Sprite
➢	Diet Sprite
➢	Guaraná Kuat
➢	Guaraná Kuat Light
➢	Guaraná Kuat com Laranja
➢	Schweppes Club Soda
➢	Schweppes Tónica
➢	Schweppes Citrus

•	when used in connection with our Argentine operations, refers to products bearing the labels

➢	Coca-Cola
➢	Coca-Cola Light
➢	Fanta Naranja
➢	Fanta Tónica
➢	Fanta Limón
➢	Fanta Manzana
➢	Fanta Pomelo
➢	Sprite
➢	Diet Sprite
➢	Quatro Pomelo
➢	Quatro Limonada
➢	Schweppes Tónica
➢	Schweppes Citru

➢	Schweppes Ginger Ale
➢	Taí Lima-Limon
➢	Taí Naranja
➢	Crush Lima-Limon
➢	Crush Naranja
➢	Crush Pomelo Rosado

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     This annual report contains or incorporates by reference statements that constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

     You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent auditors have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this Form to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

MARKET DATA

     We have computed the information contained in this annual report regarding annual volume and per capita growth rates and levels, and market share, product segment, packaging and population data in bottling and distribution territories, and it is based upon statistics accumulated and certain assumptions we have made. Additional data was obtained from third parties. Sales information presented with respect to soft drinks and beer is based on data supplied by A.C. Nielsen Company (“A.C. Nielsen”) and is believed to be accurate although no assurances to that effect can be given. To the extent estimates are contained in this annual report, we believe that to the best of our knowledge such estimates are reliable.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

     The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2002 and 2003 and for each of the three years ended December 31, 2003, has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States which we refer to as “U.S. GAAP.” Note 23 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates covered thereby.

     Our consolidated financial results include the results of subsidiaries located outside Chile, principally in Brazil and Argentina, which, in the aggregate, accounted for 46% of our total assets, 50% of our net sales and 22% of our operating income at and for the year ended December 31, 2003. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP as well as, for purposes of local taxation, in accordance with accounting principles generally accepted in their country of operation. The Consolidated Financial Statements reflect the results of our subsidiaries outside Chile translated into Chilean pesos and presented in Chilean GAAP.

     Since January 1, 1998, our subsidiaries outside Chile have been stating their results in U.S. dollars prior to translation into Chilean pesos at period end. When translating to U.S. dollars, Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities and shareholders’ equity to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which it is recognized. As required by Chilean GAAP, our financial statements are adjusted to reflect changes in purchasing power of the Chilean peso resulting from inflation. These changes are based on the Chilean consumer price index measured from December 1 to November 30 of each year. Unless otherwise specified, our financial data is presented in this annual report in constant Chilean pesos (which takes into consideration the purchasing power of the Chilean peso) of December 31, 2003. See Notes 1(c) and 23(a) and (b) to our Consolidated Financial Statements.

See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Comparability.”

	Year ended December 31,
	1999		2000		2001
	(millions of constant Ch$ of December 31, 2003 and millions of US$, except ratios, share and per share data)
Income Statement Data
Chilean GAAP:
Net sales	Ch$	432,830	Ch$	477,334	Ch$	501,349
Cost of sales		(269,660)		(288,873)		(315,231)
Administrative and selling expenses		(121,706)		(129,641)		(128,042)

Operating income	Ch$	41,464	Ch$	58,820	Ch$	58,076
Non-operating income (expense), net	Ch$	(578)	Ch$	(16,455)	Ch$	(5,007)
Income taxes and minority interest		(5,650)		(2,023)		(7,524)
Amortization of goodwill		(4,698)		(6,555)		(11,145)

Net income	Ch$	30,538	Ch$	33,787	Ch$	34,400

U.S. GAAP:
Net income	Ch$	29,108	Ch$	36,394	Ch$	10,631
Total number of shares:
Series A		380,137,271		380,137,271		380,137,271
Series B		380,137,271		380,137,271		380,137,271
Total Dividends declared per shares:
Series A	Ch$	9,123	Ch$	32,844	Ch$	27,446
Series B (Series A + 10%)	Ch$	10,036	Ch$	36,128	Ch$	30,191
Balance Sheet Data
Chilean GAAP:
Total assets	Ch$	775,713	Ch$	703,814	Ch$	717,511
Short-term debt(1)		15,635		19,951		23,327
Long-term debt		210,992		169,250		210,475
Total shareholders’ equity		440,100		406,678		387,088
U.S. GAAP:
Total shareholders’ equity	Ch$	419,729	Ch$	389,161	Ch$	370,996
Other Financial Information
Chilean GAAP:
Cash flows from operating activities	Ch$	73,455	Ch$	99,229	Ch$	93,157
Cash flows from investing activities		(9,155)		13,125		(34,745)
Cash flows from financing activities		(17,564)		(109,125)		(92,910)
Depreciation		44,168		43,463		42,347
Capital expenditures		36,234		23,148		23,527
Ratio of total debt to total capitalization(2)		0.33		0.32		0.38
Net income per share:
Series A	Ch$	38.26	Ch$	42.32	Ch$	43.09
Series B		42.08		46.55		47.40
Net income per ADS(4)		241.00		266.63		271.48
Other Operating Data
Sales volume of Coca-Cola soft drinks (in millions)	243.7 UCs		284.1 UCs		311.1 UCs
Sales volume of Other Beverages(3) (in millions)		24.4		25.8		27.9

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended December 31,
	2002		2003		2003
	(millions of constant Ch$ of December 31, 2003 and millions of US$, except ratios, share and per share data)
Income Statement Data
Chilean GAAP:
Net sales	Ch$	402,224	Ch$	386,856	US$	651
Cost of sales		(264,788)		(247,212)		(416)
Administrative and selling expenses		(95,499)		(91,944)		(155)

Operating income		$41,937		$47,700		$80
Non-operating income (expense), net	Ch$	8,082	Ch$	(24,314)	US$	(41)
Income taxes and minority interest		(8,593)		(1,013)		(2)
Amortization of goodwill		(8,075)		(6,618)		(11)

Net income	Ch$	33,351	Ch$	15,755	US$	26

U.S. GAAP:
Net income	Ch$	42,385	Ch$	17,319	US$	29
Total number of shares:
Series A		380,137,271		380,137,271		380,137,271
Series B		380,137,271		380,137,271		380,137,271
Total Dividends declared per shares:
Series A	Ch$	27,446	Ch$	24,405	US$	41
Series B (Series A + 10%)	Ch$	30,191	Ch$	26,845	US$	45
Balance Sheet Data
Chilean GAAP:
Total assets	Ch$	677,335	Ch$	585,426	US$	986
Short-term debt(1)		17,206		20,269		34
Long-term debt		198,232		171,490		289
Total shareholders’ equity		372,816		302,935		510
U.S. GAAP:
Total shareholders’ equity	Ch$	360,763	Ch$	301,340	US$	507
Other Financial Information
Chilean GAAP:
Cash flows from operating activities	Ch$	99,289	Ch$	66,690	US$	112
Cash flows from investing activities		(38,608)		(17,805)		(30)
Cash flows from financing activities		64,391)		(53,812)		(91)
Depreciation		40,671		32,963		56
Capital expenditures		24,079		25,343		43
Ratio of total debt to total capitalization(2)		0.37		0.39		—
Net income per share:
Series A	Ch$	41.78	Ch$	19.74	US$	0.03
Series B		45.96		21.71		0.04
Net income per ADS(4)		263.20		124.34		0.21
Other Operating Data
Sales volume of Coca-Cola soft drinks (in millions)	301.8 UCs		315.5 UCs			—
Sales volume of Other Beverages(3) (in millions)		26.0		27.0		—

(1)	Includes short-term bank liabilities and the portion of long–term bank liabilities and bonds currently payable.

(2)	Total debt is calculated as the sum of short–term and long–term debt. Total capitalization is calculated as the sum of total debt, minority interest and total shareholders’ equity. Shareholders’ equity under U.S. GAAP differs from Chilean GAAP primarily in the treatment of the shares repurchased by Andina pursuant to the statutory withdrawal rights, the valuation of the Common Stock purchased by The Coca-Cola Company in December 1996, the accounting for deferred income taxes, revaluation and depreciation of certain property, plant and equipment on the basis of technical appraisal, different goodwill amounts and differences in amortization, difference in accounting for accumulated translation adjustment of foreign investments and difference in joint venture accounting. See Note 23 to our Consolidated Financial Statements.

(3)	Includes juices and mineral water (in Chile and Argentina) and beer, juices and mineral water (in Brazil).

(4)	1 ADS = six shares of common stock.

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

     For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dólar acuerdo, the “Reference Exchange Rate”). The Reference Exchange Rate is reset monthly by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the peso and each of the U.S. dollar, Euro and the Japanese yen. The daily observed exchange rate for a given date (the “Observed Exchange Rate”) is the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

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

     Purchases and sales of foreign currencies which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”). The Informal Exchange Market and its predecessor, the “Unofficial Market,” reflect the supply and demand for foreign currencies. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On December 31, 2003, the average exchange rate in the Informal Exchange Market was 1.4% higher than the published Observed Exchange Rate of Ch$593.80 per U.S. dollar.

     The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 1999 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
	Low(2)	High(2)	Average(3)	Period End
Year
1999	468.69	550.93	505.98	530.07
2000	501.04	580.37	539.39	573.65
2001	557.13	716.62	630.12	654.79
2002	641.75	756.56	687.47	718.61
2003	593.10	758.21	691.79	593.80
Month
December 2003	593.10	617.85	601.53	593.80
January 2004	559.21	596.78	573.53	591.42
February 2004	571.35	598.60	584.38	592.87
March 2004	588.04	623.21	604.94	616.41
April 2004	596.61	624.98	608.60	624.98
May 2004	622.25	644.42	636.31	636.02

Source:	Central Bank.

(1)	Nominal Figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of, with respect to annual periods, the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.

The Observed Exchange Rate on June 25, 2004 was Ch$634.25 = US$1.00.

Risk Factors

     Our investors should carefully consider, in light of their own financial circumstances and investment objectives, all the information set forth herein and, in particular, should evaluate the following risk factors.

Risks Relating to the Company

We rely heavily on our relationship with The Coca-Cola Company which has substantial influence over our business operations

     Approximately 87% of our net sales in 2003 were derived from the distribution of Coca-Cola soft drinks. Additionally, 9% of our net sales in 2003 were derived from the distribution of non-soft drink beverages bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries, and, in each case, the local subsidiary of The Coca-Cola Company or, in the case of fruit juices and nectars, The Minute Maid Company. The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business through its rights under the Bottler Agreements (as defined in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Bottler Agreements”).

     Under the Bottler Agreements, The Coca-Cola Company unilaterally and at its discretion sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by The Coca-Cola Company) sold to us. The Coca-Cola Company also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by The Coca-Cola Company. Pursuant to the Bottler Agreements, we are required to submit a business plan to The Coca-Cola Company for prior approval. In accordance with the Bottler Agreements, The Coca-Cola Company may, among other things, require that we demonstrate financial ability to meet our business plan and may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories with respect to which such approval is withheld. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of Coca-Cola soft drinks or other Coca-Cola beverages.

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

     In addition, any acquisition we make of bottlers of Coca-Cola products in other countries may require, among other things, the consent of The Coca-Cola Company under bottler agreements to which such other bottlers are subject. We cannot assure you that The Coca-Cola Company will consent to any future geographic expansion of our Coca-Cola beverage business. In addition, we cannot assure you that our relationship with The Coca-Cola Company will not undergo significant changes in the future. If such changes do occur, our operations, and financial results and condition could be materially affected.

We are engaged in a highly competitive business that is subject to price competition and that may impact our net profits and margins

     The soft drink and non-alcoholic beverage businesses are highly competitive in each of our franchise territories where we compete with, among others, bottlers of PepsiCo, Inc. (“PepsiCo”) as well as bottlers of regional brands. Our beverage products also compete generally with, among others, bottlers of other non-alcoholic beverages. Although our management believes that we are well positioned to meet our objective of increasing sales volume at acceptable levels in the Chilean territory, competition is expected to continue, and we cannot assure you that such competition will not intensify in the future which could materially and adversely affect our results of operations. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Competition.”

     The intense price competition that is characteristic of the Rio de Janeiro beverage market has adversely affected our results of operations in the Brazilian territory in previous periods and is expected to continue to adversely affect our results of operations in the future. While we engage in extensive marketing to establish brand differentiation and loyalty, we cannot assure you that such marketing efforts will be sufficient to maintain or increase our Refrescos subsidiary’s current sales volume or market share or that such efforts will not be countered aggressively by the efforts of our competitors, resulting in a drop in either or both of our sales or market share in Brazil. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Competition.”

     The Argentine soft drink market is highly competitive, and brand loyalty and consumer preferences, particularly in our Argentine territory, are less well defined. While our Argentine subsidiary engages in extensive marketing to establish brand differentiation and loyalty, there can be no assurances that our competitors will not increase the amount or effectiveness of their marketing, which would result in a drop in either or both of our sales or market share in Argentina. We cannot assure you that price competition will not become more aggressive, which could adversely affect our margins and earnings levels. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Competition.” During 2002 and the first quarter of 2003, we implemented price increases to offset the impact of the devaluation of the Argentine peso. We cannot assure you that we will be able to continue to raise prices (given factors such as competitive pressures and consumer demand), which would adversely affect our financial results.

Raw material prices may be subject to U.S. dollar/local currency exchange risk which could increase our costs of operations

     Numerous raw materials, including sugar, resin, and aluminum, are used in producing beverages and containers. We purchase raw materials from both domestic and international suppliers. See “Item 4. Information on the Company—Part B. Business Overview—Raw Materials and Supplies.” Because we are often required to purchase raw materials in the international markets using U.S. dollars, we are subject to local currency risk in each of our operations. If the Chilean peso, Brazilian real or Argentine peso were to continue to depreciate against the U.S. dollar, the cost of certain raw materials could rise significantly, which, in turn, could adversely affect our net income. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.

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

Supply of utility services may be impaired

     In the countries where we operate, our operations are highly dependent on a stable supply of utilities and fuel. Given recent instability, especially in Argentina, we cannot assure you that continued institutional instability will not impair our ability to procure required utility services or fuel in the future which could adversely impact our results or operations.

It may be difficult to enforce civil liabilities against us or our directors, executive officers or controlling persons.

     We are a sociedad anónima, or stock corporation, organized under the laws of Chile. Some of our directors, executive officers and controlling persons reside in Chile or outside of the United States. In addition, all or a substantial portion of the assets of these persons and of our assets are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them in U.S. courts judgments predicated upon civil liability provisions of the federal securities laws of the United States or otherwise obtained in U.S. courts. Because our assets are located outside of the United States, any judgment obtained in the United States against us may not be fully collectible in the United States.

Risks Relating to Chile

Our business is dependent on economic conditions in Chile

     Approximately 54% of our assets and 50% of our net sales in 2003 were in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing from time to time in Chile. Although the Chilean economy grew every year between 1984 and 1997, in 1998 this trend slowed significantly. According to data published by the Central Bank, the Chilean economy contracted at a rate of 0.8% in 1999; and resumed its growth at a rate of 4.2% in 2000, 3.1% in 2001, 2.1% in 2002, and 3.3% in 2003.

     Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

•	the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

•	other political or economic developments in or affecting Chile; and

•	regulatory changes or administrative practices of Chilean authorities.

Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the CPI and as reported by the Chilean National Institute of Statistics) in 2001, 2002, and 2003 were 2.6%, 2.8% and 1.1%, respectively. We cannot assure you that Chilean inflation will not increase significantly.

The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities

     The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our operations and financial results and the dollar value of an investor’s return on an investment in our securities. The peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the period from December 31, 1997 to December 31, 2003, the value of the peso relative to the U.S. dollar decreased approximately 35.2% in nominal terms (without adjusting for inflation) and decreased 13.2% in real terms (adjusting for inflation), based on the Observed Exchange Rates for U.S. dollars on December 31, 1997 and December 31, 2003. See “Item 3. Key Information—Exchange Rates.”

     The shares are traded in pesos on the Chilean Stock Exchanges. Cash distributions with respect to the shares will be received in pesos by the depositary, currently the Bank of New York (as depositary for the Series A and Series B Shares represented by the Series A and Series B ADSs), (the “Depositary”) which will convert such pesos to U.S. dollars at the then prevailing exchange rate to make U.S. dollar payments in respect of the ADSs. If the value of the peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the Depositary would be adversely affected. In addition, the Depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADRs. See “Item 3. Key Information—Exchange Rates.”

Exchange controls and withholding taxes in Chile may limit repatriation of your investment

     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of the investments and earnings there. The ADSs are governed by an Agreement among the Depositary, Andina, and the Central Bank (the “Foreign Investment Agreement”). The Foreign Investment Agreement grants the Depositary and the holders of the ADRs access to Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”), permits the Depositary to remit dividends it receives from us to the holders of ADSs and permits the holders of ADSs to repatriate the proceeds of the sale of shares withdrawn from the ADR facility, thereby enabling them to acquire on more favorable terms currencies necessary to repatriate investments in the shares and earnings therefrom. See “Item 3. Key Information —

Exchange Rates.” Pursuant to current Chilean law, the Foreign Investment Agreement may not be amended unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Agreement may not be voided by future legislative changes.

     Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under “Taxation”).

     On April 16, 2001, the Central Bank agreed that, effective April 19, 2001, (i) the prior foreign exchange restrictions would be eliminated and (ii) a new Compendio de Normas de Cambios Internacionales (“Compendium of Foreign Exchange Regulations”) would be applied. The main objective of this change, as declared by the Central Bank, was to facilitate capital movements from and into Chile and thus, to encourage foreign investment. We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the Depositary were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chilean pesos.

Risks Relating to Brazil

Our business is dependent on economic conditions in Brazil which are subject to volatility

     Approximately 28% of our assets and 31% of our net sales in 2003 were in Brazil. Because demand for soft drinks and beverages products usually is correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing from time to time in Brazil.

     Historically, the Brazilian government has changed monetary, credit, tariff, and other policies to influence the course of Brazil’s economy. Such government actions have included wage and price controls as well as other measures such as freezing bank accounts, imposing exchange controls and inhibiting imports and exports. Changes in policy and other political and economic developments could adversely affect the Brazilian economy and have a material adverse effect on our business, financial condition and results of operations. The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. For example, the Brazilian government in the past has imposed certain domestic price controls on certain products, including price controls on soft drinks and beer. Actions of the Brazilian government in the future could have a significant effect on economic conditions in Brazil, which could adversely affect private sector companies such as Refrescos, and thus, could adversely affect us.

     Brazil’s President, Luiz Inacio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. In the period leading up to and following President Lula’s election, there was substantial uncertainty regarding the policies the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and a 34% devaluation of the real against the U.S. dollar between April 2002 and February 2003. While President Lula’s government has adopted economic measures that are more conservative than expected by some observers, there is no certainty that these economic stabilization policies will continue. We cannot predict the effect that the policies of the Lula administration may have on Brazilian economic conditions or on our financial condition or results of operations. The Lula administration has announced and is implementing some reforms in the Brazilian social security and welfare systems to address underfunding and in Brazil’s tax and bankruptcy laws. Future developments or non-developments in the Brazilian economy and government policies may adversely affect our business, financial condition and results of operations.

Inflation in Brazil may adversely affect the operations of Refrescos which could adversely impact our net income and results of operations

     Brazil has experienced high and generally unpredictable rates of inflation for many years. Inflation itself, as well as the governmental efforts to combat inflation, has had significant negative effects on the Brazilian economy in general.

     As measured by the Brazilian Índice Nacional de Preços au Consumidor (the “INPC”), inflation in Brazil was 7.7%, 12.5% and 10.38% in 2001, 2002 and 2003, respectively. Inflation, government efforts to control inflation, and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the economy of Brazil and on our operations in Brazil. High levels of inflation in the past have resulted in reduced consumer purchasing power and lower sales volumes for our subsidiary Refrescos. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations.

     Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect our results of operations and consequently the market price of our common shares.

The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

     Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the relationship of the value of Brazil’s currency to the value of the U.S. dollar. Historically, Brazil’s currency was frequently devalued in relation to the U.S. dollar: 15.7% and 34.3% in 2001 and 2002, respectively. During 2003, the real appreciated 22.3% against the U.S. dollar compared to the prior year. There can be no assurance that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiaries could be adversely affected.

The Brazilian government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividend or other payment we receive

     Brazilian law guarantees foreign shareholders of Brazilian companies the right to repatriate their invested capital and to receive all dividends in foreign currency provided that their investment is registered with the Banco Central do Brazil (the “Central Bank of Brazil”). We registered our investment in Refrescos with the Central Bank of Brazil on October 19, 1995. Although dividend payments related to profits obtained subsequent to January 1, 1996 are not subject to income tax, after the sum of repatriated capital and invested capital exceeds the investment amount registered with the Central Bank of Brazil, repatriated capital is subject to a capital gains tax of 15%. Under current Chilean tax law, we will realize a tax credit in respect of all Brazilian taxes paid relating to Refrescos. There can be no assurance that the Brazilian government will not impose additional restrictions or modify existing regulations that would have an adverse effect on an investor’s ability to repatriate funds from Brazil nor can there be any assurance of the timing or duration of such restrictions, if imposed in the future.

Risks Relating to Argentina

     Our Business is dependent on economic conditions in Argentina which have deteriorated significantly

     Approximately 18% of our assets and 19% of our net sales in 2003 were from Argentina. Because demand for soft drinks and beverages products usually is correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations in Argentina to a considerable extent are dependent upon political and economic conditions prevailing from time to time in Argentina. During the past year, the Argentine economy has had a recovery, but we cannot assure you that economic conditions will continue improving.

     Recent political and economic instability has paralyzed financial activities

     In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product or GDP to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando de la Rúa was confronted with the challenges of dealing with Argentina’s enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The de la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. GDP contracted by 0.8% in 2000, 4.4% in 2001, and 10.9% in 2002, but GDP grew 8.7% in 2003, according to data published by the Instituto Nacional de Estadísticas y Censos (INDEC). As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future led to massive withdrawals of deposits and capital flight.

     On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando de la Rúa resigned in the midst of an escalating political, social and economic crisis. After a succession of interim presidents over the course of ten days, on January 1, 2002, at a joint session of Congress, Eduardo Duhalde was appointed to complete President de la Rúa’s term that expired in December 2003.

     During his term, President Duhalde and the Argentine government undertook a number of far-reaching initiatives including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt;

•	ending the one-to-one peso-dollar parity that had been in place since 1991;

•	converting (i) certain U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate, (ii) certain U.S. dollar-denominated public sector debts into peso-denominated assets at an exchange rate of AR$1.40 per US$1.00 and (iii) U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of AR$1.40 per US$1.00;

•	restructuring bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (i) allow it to print currency in excess of the amount of foreign reserves it holds, (ii) make short-term advances to the federal government and (iii) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	imposing restrictions on transfers of funds abroad and requiring that payments on financial transactions be approved by the Central Bank;

•	tightening foreign exchange controls, thereby preventing local debtors from complying with their foreign debt payments; and

•	enacting amendments to the bankruptcy law to protect debtors.

     An increase in the level of protests and violence in June 2002 led President Duhalde to announce his decision to resign effective May 25, 2003 and to call for early presidential elections. Presidential elections were held on April 27, 2003. The Peronists Carlos Menem and Néstor Kirchner were the first and second place finishers in the first round of voting but neither received the majority of the vote necessary to avoid a runoff. On May 14, 2003, Carlos Menem dropped out of the running and the runoff election was cancelled. As a result, Néstor Kirchner was named president for a four-year and six months term and inaugurated on May 25, 2003 based on receipt of only 22% of the popular election in the first round of scheduled voting. We cannot assure you that the Kirchner government will support policies favorable to us.

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

     During 2003, some economic indicators of the Argentine economy began to stabilize. Gross domestic growth increased by 8.7% as compared to 2002, while prices increased by 3.7% and 2.0% based on the consumer price index (“CPI”) and on the wholesale price index (“WPI”), respectively, in each case according to the INDEC. Inflation also stabilized as the peso strengthened versus the U.S. dollar. As of December 31, 2003, the exchange rate was AR$2.93 per U.S. dollar compared to AR$3.37 per U.S. dollar as of December 31, 2002. Notwithstanding this modest growth and partial stabilization, the Argentine economic and social situation has quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you if, or when the Argentine economy will begin a sustained growth.

     Despite the improvement of the Argentine economy in 2003 compared to 2002, certain underlying structural problems of the Argentine economy, which have recurrently caused or contributed to the political crisis in the past, have not yet been resolved. A number of unpopular decisions may need to be made in order to address the continuing problems that Argentina is currently undergoing which may or may not impact popular support for the administration and political instability in Argentina. Further, although the Peronist party to which President Kirchner belongs currently holds a majority of the seats in both houses of the Congress, the existence of several factions within the Peronist party combined with the power of opposing parties may create hurdles for the Kirchner administration in implementing its proposed economic, fiscal and social programs. There can be no assurance that the Congress will approve any of the administration’s proposals. Unstable economic conditions have had, and can be expected to have, a material adverse effect on our financial condition and results of operation.

     Argentina’s insolvency and default on its public sector debt has deepened and may prolong the current crisis

     As a result of its growing fiscal deficit, Argentina’s ability in the short-term to stimulate economic growth, appease social unrest and repay its debt may depend on external financial assistance. Due to failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund, or IMF, suspended further disbursements. This decision deepened the economic and political crisis.

     On December 23, 2001, then interim President Rodríguez Saá declared the suspension of debt payments on Argentina’s total sovereign debt of approximately US$144.5 billion as of December 31, 2001. On January 2, 2002, then President Duhalde ratified that decision in regard to the portion of that debt owed to foreign private holders (approximately US$48 billion). The principal international rating agencies subsequently downgraded the rating of Argentina’s sovereign debt.

     In November 2002, Argentina missed certain payments becoming due to the World Bank and put itself on the brink of a formal default with the multilateral bank. In January 2002, former President Duhalde initiated talks with the IMF and on January 24, 2003, the IMF approved an eight-month Stand by Credit Facility of approximately US$2.98 billion designed to provide transitional financial support through August 31, 2003. This Stand-by Facility replaces Argentina’s prior arrangements with the IMF. In addition, the IMF agreed to extend by one year US$3.8 billion dollars in payments Argentina would have been expected to make through August 2003. On March 19, 2003, the IMF made available to Argentina US$307 million under this Stand by Facility granted to Argentina in January. In September 2003, after the expiration of this transitional agreement, a long-term agreement was executed for the 2003-2006 period which implied the refinancing of liabilities for US$21.1 billion and the establishment of a series of quantitative and qualitative conditions to be met by the Argentine government, in principle for the 2003-2004 period, including the renegotiation of the public debt in default, the tax reform, the compensation to the financial system and the adjustment of utility rates, among others. Under the agreement, the conditions are reviewed every three months. The first and second reviews were approved in January 2004 and March 2004, respectively. Nevertheless, the main points of disagreement are the little progress made by the government in connection with the public debt restructuring, the wide rejection of the possible conditions for the proposed exchange and fiscal effort initially disclosed in September 2003. The Argentine government’s lack of resolution vis-à-vis the international financial community raises continuous doubts on the possibilities of obtaining long-term financing by the Argentine economy, both in the public and private sectors.

     On March 17, 2004, a Decree was published in the Official Gazette that provided for the creation of a syndicate of commercial banks to act as dealer managers for the restructuring of the government securities, in accordance with the commitment recently made to the IMF. The members are Merrill Lynch, UBS Investment Bank and Barclays Capital for the international offering, and BBVA, Banco Galicia y Buenos Aires and Banco Nación for the domestic offering.

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

     The Argentine government’s current insolvency and inability to obtain financing can be expected to affect significantly its ability to implement any reforms and restore sustainable economic growth. This could further undermine the ability to restore economic growth and may result in deeper recession, higher inflation, greater unemployment, and greater social unrest.

     The Argentine government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividends or other payment we receive

     Exchange rate system

     On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange Law (the “Public Emergency Law”) which gave up the Argentine peso 1-to-1 peg to the U.S. dollar, and introduced a double foreign exchange market: a) an “official” market for exports and imports of certain goods, quoting the U.S. dollar at AR$1.40; and b) a “free” market for remaining transactions (the initial free market quote was AR$1.65/1.70 per U.S. dollar). Thereafter, the Government introduced substantial and continuous modifications to this recently implemented foreign exchange regime. The “official” market was discontinued as of February 11, 2002. In December 2001, the executive branch foreshadowed the undoing of prior Argentine monetary policy by issuing Decree 1570/01, which, among other things, imposed rigid restrictions on currency withdrawals. Decree 214/02 converted all dollar-denominated obligations “in the financial system” and virtually all other such obligations to pesos at a 1-to-1 or 1-to-1.40 exchange rate. The purchase of foreign currency in excess of US$150,000 per month is subject to approval by the Central Bank. Under the new rules, arguably all currency transfers abroad, including payments to financial creditors, must be previously approved by the Central Bank. In a recent release, the Central Bank exempted from its approval process some remittances abroad. Decree 410/02, established several exceptions to the pesification ordered by Decree 210/02, Decree 410/02 has, in turn, been modified by decrees 53/2003 and 70/2003.

     The Central Bank issued Communication “A” 3845, dated December 26, 2002, providing that Argentine individuals and companies are authorized to buy up to US$150,000 per month for the purposes of, among other things, (i) real estate investments outside Argentine; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside Argentina by persons domiciled in Argentina; (iv) portfolio investments outside Argentina; and (v) payments of corporate dividends outside Argentina.

     Communication “A” 3944 issued by the Central Bank on May 6, 2003 relieved several foreign exchange restrictions, such as: eliminated the requirement of Central Bank’s previous approval for the repayment of principal of financial indebtedness; extended the term for the repatriation of export proceeds; allowed earlier payments of imports, and increased up to US$500,000 (in certain cases this ceiling may even be lifted to a higher amount) the monthly amount that Argentine domiciled individuals or corporations are allowed to purchase and transfer abroad.

     Generally, the Central Bank’s prior approval is necessary to transfer funds abroad; however on June 30, 2003, the Central Bank issued Communication “A” 3973. Since then, the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest is no longer required for transfers of funds abroad related to debt service payments (1) made within 15 business days prior to the applicable payment date, (2) made in relation to prepayments that do not result in net present value terms in an increase of the original value of the debt, or (3) made in respect of prepayments of accrued and unpaid interest.

     There can be no assurance that the Central Bank will not once again require its prior authorization for the transfer of funds abroad in the form of dividends or payment of inter-company or third party loans. Any such inability to transfer funds outside of Argentina, in the form of dividends or otherwise, could adversely affect the value of our Argentine operations and the market value of our ADSs.

     Financial, private and sovereign debt in foreign currency

     Pursuant to Decree 214/02, debts denominated in U.S. dollars or other foreign currencies in the financial system have been converted to pesos at a one-to-one Argentine peso/U.S. dollar exchange rate or its equivalent in such other currency. To adjust for inflation and thus to avoid the dilution of obligations by the future devaluation of the Argentine peso, Decree 214 announced the use of a “reference coefficient” (the Coeficiente de Estabilización de Referencia, or “CER”). The reference coefficient will adjust the obligations for inflation based on changes to the Argentine consumer price index in the preceding month plus interest. This reference coefficient will be determined and specified on a daily basis by the Argentine Central Bank. The Argentine Central Bank has also established maximum interest rates applying to financial credits.

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

     Financial Deposits

     Decree 214/02 converts all dollar denominated deposits to Argentine pesos at an exchange rate of AR$1.40 to US$1.00. The deposits will be released to depositors in accordance with the schedule announced by the government.

     Recently, Decree 905 gives the option to depositors to exchange their deposits for dollar denominated government bonds.

   Inflation in Argentina may adversely affect the operations of Edasa which could adversely impact our net income and results of operations

     Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Since 1989, the Argentine government has followed a program of reform to reduce the public sector’s role in the economy and in 1991 enacted the Convertibility Law, which, among other things, prohibited Argentina’s money base from exceeding international reserves. By limiting the Argentine government’s ability to expand the money supply, the Convertibility Law and related measures kept inflation at (1.8)%, 0.7% and 1.5% in 1999, 2000 and 2001, respectively.

     On January 24, 2002, the Argentine government amended the Central Bank’s charter to allow it to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit and to provide financial assistance to financial institutions with liquidity problems. Furthermore, the devaluation of the Argentine peso created pressures on the domestic price system that generated inflation in 2002, after several years of price stability, and, in recent years, price deflation. Through December 31, 2002, the WPI and the Argentine consumer price index exhibited cumulative increases of 41% and 118%, respectively. During 2003, the Argentine consumer price index increased by 3.7% and the wholesale price index increased by 2.0%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth.

Although in 2003 there was a slowdown in the inflation indexes, we cannot assure you that this situation will remain the same.

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

     We intend to increase our prices to consumers in line with the consumer price index. We cannot assure you that, under competitive pressure, we will be able to realize said price increases, which could therefore adversely impact our financial results.

   The Argentine peso is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

     The Argentine government’s economic policies and any future decrease in the value of the Argentine peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Argentine peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

     The Public Emergency Law put an end to more than ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of AR$1.40 per U.S. dollar for certain transactions and a free-floating rate for all transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars, and lately, by buying U.S. dollars. Since the devaluation of the Argentine peso, the Argentine peso has fluctuated significantly, which has had a negative impact on our results:

•	Lower sales volumes in 2002 due to lack of consumer purchasing power,

•	Lower revenues in U.S. dollar terms, and

•	Increased U.S. dollar linked costs, which represent approximately 30% of total costs for the Argentine operations.

     We cannot assure you that future polices to be adopted by the Argentine government will be able to control the value of the Argentine peso and therefore, the Argentine peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our financial condition and results of operations. Also, the Argentine government is facing severe fiscal problems as a result of the devaluation of the Argentine peso. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, there has been an increase in the amount of the Argentine government’s total debt as a result of the devaluation. Argentine peso-denominated tax revenues constitute the majority of its tax receipts and while inflation has caused tax revenues to increase in nominal terms, they have decreased in U.S. dollar terms. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Argentine peso. The Argentine government has taken certain steps towards the restructuring of the debt (such as the appointment of Lazard Freres as financial advisor) and has indicated that it intends to offer a proposal to restructure later this year. However, the uncertainty over the timing for the completion of such restructuring has further contributed to the ongoing economic uncertainty in the country.

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

     Due to the current social and political crisis, our business in Argentina also entails the following risks:

•	civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts; and

•	taxation policies, including royalty and tax increases and retroactive tax claims.

Risk Factors Relating to the ADSs and the Shares

     Preemptive rights may be unavailable to holders of our ADSs

     According to the Ley de Sociedades Anónimas No. 18.046 and the Reglamento de Sociedades Anónimas (collectively, the “Chilean Companies Law”), whenever we issue new shares for cash, we are required to grant preemptive rights to holders of our shares (including shares represented by ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. Under the procedure established by the Central Bank, the foreign investment agreement of a Chilean company with an existing ADR program will become subject to an amendment (which will also be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) that will extend the benefits of such contract to new shares issued pursuant to a preemptive rights offering to existing ADS owners and to other persons residing and domiciled outside of Chile that exercise pre-emptive rights, upon request to the Central Bank. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to us of enabling United States holders of ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, and then make a decision as to whether to file such registration statement.

     We cannot assure you that any registration statement would be filed. To the extent holders of ADSs are unable to exercise such rights because a registration statement has not been filed, the Depositary will attempt to sell such holders’ preemptive rights and distribute the net proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. If such rights cannot be sold, they will expire and holders of ADSs will not realize any value from the grant of such preemptive rights. In any such case, such holder’s equity interest in the Company would be diluted proportionately.

     Shareholders’ rights are less well defined in Chile than in other jurisdictions, including the United States

     In addition, under the United States federal securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic United States issuers with equity securities registered under the United States Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, Inc., including the requirements concerning independent directors.

     Our corporate affairs are governed by the laws of Chile and our estatutos (the “By-laws”), which function not only as our bylaws but also as our articles of incorporation. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.

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

     The market for our shares may be volatile and illiquid

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately US$86,344 million at December 31, 2003 and an average monthly trading volume of approximately US$629 million for 2003. The ten largest companies in terms of market capitalization represented, at December 31, 2003, approximately 48.5% of the Santiago Stock Exchange’s market capitalization. We estimate that during 2003, fewer than 12.6% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 90% or more of the Exchange’s trading days.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

     Our legal name is Embotelladora Andina S.A. We were incorporated and organized on February 7, 1946 under the Chilean Companies Law as a sociedad anónima (stock corporation). An abstract of our bylaws is registered with the Registro de Comercio de Santiago (Public Registry of Commerce of the City of Santiago) under No. 581 on page 768. The Chilean Treasury Department, upon Decree No. 1,364 of March 13, 1946, which is registered under No. 582 on page 770 of the Public Register of Commerce of the City of Santiago, approved our bylaws, authorized its creation and declared it duly incorporated in Chile. Pursuant to our bylaws, our term of duration continues in perpetuity.

     Our shares of common stock are listed and traded on the Bolsa de Comercio de Santiago and ADSs representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida Andrés Bello 2687, Piso 20, Las Condes, Santiago, Chile. Our telephone number is +56-2-338-0520 and our website is www.koandina.com. Our Depositary Agent for the American Depositary Shares in the United States is Bank of New York, whose address is One Wall Street, New York, New York 10286, and whose telephone number is (212) 815-2296.

     We are the largest producer of soft drinks in Chile and one of the largest soft drink producers in Brazil and Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 86.6% of net sales in 2003. Through Andina, we are the sole producer and distributor of Coca-Cola soft drinks in the Chilean territory; through Refrescos, the exclusive producer and distributor of Coca-Cola soft drinks in the Brazilian territory; and through Edasa, the sole producer of Coca-Cola soft drinks in the Argentine territory. In 2003, we recorded consolidated net sales of Ch$386,856 million and total sales volume of 315.5 million soft drinks. In 2003, we accounted for 66.8% of total soft drink volume sales in the Chilean territory, 54.0% in the Brazilian territory and 52.1% in the Argentine territory.

     In addition to the Coca-Cola soft drinks business, through Vital, we produce and distribute fruit juices, other fruit-flavored beverages and mineral water in Chile under trademarks owned by The Coca-Cola Company. We also manufacture polyethylene perephtalate (“PET”) bottles primarily for our own use in the packaging of Coca-Cola soft drinks in each of Chile and Argentina. In Brazil, we distribute Kaiser brand beers.

     As of December 31, 2003, we had total installed annual production capacity of 530 million . Our primary facilities include:

•	one production facility with eight production lines in the Chilean territory and installed annual capacity of 196 million (37% of our total installed annual capacity);

•	two production facilities with eleven lines in the Brazilian territory and installed annual capacity of 216 million (41% of our total installed annual capacity); and

•	one production facility with seven production lines in total in the Argentine territory and installed annual capacity of 118 million (22% of our total installed annual capacity).

     Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory. We deliver products to approximately 41,429 customers in the Chilean territory, approximately 45,500 customers in the Brazilian territory and approximately 41,434 customers in the Argentine territory.

     As of December 31, 2003, Andina’s principal shareholders, Inversiones Freire Limitada and Inversiones Freire Dos Limitada, two affiliated Chilean limited liability partnerships (together, “Freire”), owned approximately 52.61% of our outstanding Series A Shares. Several entities affiliated with Freire owned approximately 47.7% of our outstanding Series B Shares and The Coca-Cola Company indirectly owned 11.04% of our outstanding Series A and Series B Shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” The Bank of New York, acting as Depositary for our American Depositary Receipt (“ADR”) program, owned 13.40% of our outstanding Series A Shares and 20.95% of our outstanding Series B Shares at such date. Our shares are listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange, and Series A and Series B ADSs representing Series A and Series B shares, respectively, are listed on the New York Stock Exchange under the symbols “AKO–A” and “AKO–B,” respectively.

     We produce, market and distribute Coca-Cola soft drinks in the franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary of The Coca-Cola Company (collectively, the “Bottler Agreements”).

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

History

     In 1941, The Coca-Cola Company licensed a private Chilean company to produce cola soft drinks in Chile, and production began in 1943. In 1946, the original licensee withdrew from the license arrangement, and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile. Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although no longer the sole Coca-Cola bottler in Chile, Andina has been the principal producer of Coca-Cola soft drinks in Chile for an uninterrupted period of over 50 years.

     In 1985, a majority of Andina’s shares was acquired by Freire and certain related persons. On December 31, 2003, Freire and entities controlled by Freire owned approximately 52.6% of our outstanding Series A Shares, which have preferred voting rights and thereby controlled us.

     Refrescos, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Refrescos for approximately US$120 million and contributed an additional US$31 million to Refrescos’ capital immediately after the acquisition to repay certain indebtedness of Refrescos.

     Production of Coca-Cola soft drinks in the Argentine territory began in 1943 with the start-up of operations in the province of Córdoba, Argentina, through Inti S.A.I.C. (“Inti”). In July 1995, we (through Inversiones del Atlántico S.A., an investment company incorporated in Argentina) (“IASA”) acquired a 59% interest in Embotelladoras del Atlántico S.A., the parent company of Rosario Refrescos S.A. (“Rosario Refrescos”) and Mendoza Refrescos S.A. (“Mendoza Refrescos”), which were subsequently merged to create Rosario Mendoza Refrescos S.A. (“Romesa”) the Coca-Cola bottler in the provinces of Entre Ríos, San Luis, San Juan, Mendoza, part of Santa Fe and part of Buenos Aires, in Argentina for approximately US$45 million.

During 1997, the operations of Romesa were merged into Inti. In 1999, Embotelladoras del Atlántico S.A. was merged into IASA. In 2000, IASA was merged into Inti, which in turned changed its corporate name to Embotelladora del Atlántico S.A. (“Edasa”). In December 2002, the Board of Directors of Edasa and Cipet, our Argentine subsidiary in charge of the PET, plastic bottle, packaging business in Argentina, decided to merge Cipet into Edasa.

     In December 1998, we repurchased from The Coca-Cola Company its 49% stake in Vital at a purchase price of US$25.5 million. Concurrently with that transaction, The Coca-Cola Company purchased Vital’s mineral water springs located at Chanqueahue, 80 miles south of Santiago for US$10.7 million. As part of the transaction, the Vital bottler agreement was replaced with a fruit juice bottler agreement with MMII, as well as a new mineral water bottling agreement with The Coca-Cola Company. In addition, the 1995 shareholders’s agreement between us and The Coca-Cola Company regarding ownership of Vital was terminated. The Coca-Cola Company paid us US$22.6 million in consideration for that termination. These transactions generated a one-time net consolidated profit of approximately US$25.8 million for 1998, before taxes. The restructuring of the juice and mineral water business in Chile enhanced our focus on the production of soft drinks, juices and mineral water its core strength.

     In March 2000, through our subsidiary, Refrescos, we purchased from the Coffin Group a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Rio de Janeiro and Minas Gerais (Nitvitgov Refrigerantes S.A., hereinafter, “NVG”), for US$74.5 million. This territory was serviced by the Coffin Group through Perma Industria de Bebidas S.A. (“Perma”). NVG was merged into Refrescos in 2000, and its operations were integrated with Refrescos in 2001. This newly acquired territory has a total population of approximately 8.8 million inhabitants and represents an increase of 70% in the volume of our operations in Brazil.

     PET Joint Venture. In April 1996, through Multipack, we established Solução PET Ltda. (“Solução PET”), a joint venture with Continental PET Technologies, Inc. (“Continental”), to produce non-returnable PET containers in the Brazilian territory. On March 12, 1997, we and Continental entered into a joint venture, which anticipated the possibility of establishing similar arrangements in other markets in South America. Due to subsequent changes in the Brazilian market, we and Continental agreed to terminate the Solução PET joint venture and to spin-off its assets. On May 31, 2000, we and Continental executed a termination agreement and other accessory obligations therefore.

     Cristalerías Joint Venture. Through their respective subsidiaries, Multipack and Crowpla Reicolite S.A., the Company and Cristalerías de Chile S.A. executed a letter of intent on May 29, 2001 to develop a PET production facility in Chile. On June 29, 2001, we and Cristalerías de Chile S.A. signed a series of contracts forming the joint venture through the formation of Envases CMF S.A. We contributed the assets necessary to further the development of the joint venture from Multipack. Andina Inversiones Societarias S.A. holds a 50% stake in the joint venture while Cristalerías de Chile S.A. retains the other 50% interest.

     Reclassification of Capital Stock. In September 1996, at an extraordinary shareholders’ meeting, our shareholders approved the reclassification (the “Reclassification”) of Andina’s Common Stock into two new series of shares. Pursuant to the Reclassification, each outstanding share of Andina’s Common Stock was replaced by one newly issued Series A share and one newly issued Series B share (respectively, the “Series A shares” and the “Series B shares”). The new Series A and Series B shares, which are the only outstanding shares of capital stock of Andina, are principally differentiated by their voting and economic rights: the holders of the Series A Shares have full voting power and are entitled to elect six of seven regular and alternate members of the Board of Directors, and the holders of the Series B Shares have no voting rights but for the right to elect one regular and one alternate member of the Board of Directors. In addition, holders of Series B Shares are entitled to a preferred dividend 10% greater than any dividend on Series A Shares. The Reclassification was consummated on April 7, 1997.

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

     As a result of the Reclassification, statutory withdrawal rights under Chilean law were triggered entitling shareholders to withdraw from an issue by returning their shares to the issuer upon the creation of preferred shares such as the Series A Shares (preferred voting rights) or the Series B Shares (preferred dividend rights). If exercised, such withdrawal right is set at a price equal to the weighted average trading price over the two-month period prior to the date of the shareholders’ meeting approving the issuance of preferred shares. In November 1996, withdrawal rights were exercised as to 15,458,517 Common Shares for which Andina paid Ch$42,309 million (US$89.8 million). As required under Chilean law, we held the repurchased shares of Common Stock (subsequently reclassified as Series A Shares and Series B Shares) as treasury stock with neither voting nor economic rights for 12 months. During 1997, we canceled such shares and reduced shareholders’ equity accordingly.

     From 1997 to 2002, we underwent a significant corporate restructuring targeted at achieving certain administrative efficiencies. During 1997 and 1998, we created Andina Inversiones Societarias (“AIS”) in Chile to hold our minority interests in each of Easa Chile S.A., Multipack, Transportes Andina Refrescos Ltda., Servicios Multivending Ltda. and IASA; in Argentina, Romesa was merged into Inti and in Brazil, we dissolved EBL Lanches Ltda., a subsidiary of Refrescos.

     From 2001 to 2003, Andina’s corporate restructuring, included:

•	CIPET was merged with Embotelladora del Atlántico S.A. becoming its packaging division. The Definite Merger Agreement was entered into on May 23, 2003, and inscribed in the Public Registry of Commerce of the Province of Córdoba on October 14, 2003.

•	the acquisition by Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. of Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands; the transfer, by way of liquidation, of all of the assets and liabilities of The Sterling Pacific Corp S.A. to such company; and its subsequent name change to Abisa Corp S.A.;

•	the merger of Embotelladoras del Atlántico S.A. into IASA, which in turn was merged into Inti and the simultaneous change in corporate name to Embotelladora del Atlantico S.A. (“Edasa”);

•	the assignment to EASA Chile S.A. (whose corporate name has been changed to Andina Bottling Investments S.A., “Abisa”) of all of Andina’s interests in its subsidiaries and related companies in Argentina and Uruguay;

•	the liquidation of certain related companies which were no longer required, e.g., the Brazilian subsidiary Brazilian Copa Participações Ltda. was merged into Refrescos; and

•	the formation of Andina Bottling Investments Dos S.A. on November 22, 2001, which subsequently consolidated all of Andina’s interests in related companies in Brazil.

Capital Expenditures

     Our total capital expenditures were Ch$23,527 million in 2001, Ch$24,079 million in 2002, and Ch$25,343 million in 2003, as calculated under Chilean GAAP. In 2003, capital expenditures were principally related to:

•	investments in bottles (glass and PET bottles) and bottle cases in Argentina which represented 75.59% of our total capital expenditures in 2003;

•	acquisition of two production lines in Brazil of Ch$2,249 million: a 600ml PET bottle filling line in Rio de Janeiro (Ch$707 million) and an aluminum can filling line in Espirito Santo (Ch$1,542 million);

•	investments in glass bottles and bottle cases in Brazil of Ch$2,735 million; and

•	an investment in coolers, freezers, post mix and other point-of-sale equipment in Brazil of Ch$882 million.

     In 2002, principal capital expenditures included:

•	investments for the replacement of equipment of Vital due to end of their useful lives and to changes in technology, that allow us to increase operating efficiency;

•	investments in bottles (glass and PET bottles) and bottle cases in Argentina which represented 79.56% of our total capital expenditure; and

•	investments in equipment to increase efficiency and production capacity.

     In 2001, principal capital expenditures included:

•	investments in bottling machinery and equipment in Chile and Brazil to increase production capacity;

•	investments required to improve the sugar treatment facilities by Refrescos; and

•	investments in software (SAP).

     The following table sets forth our capital expenditures for the periods indicated:

Capital Expenditures by Line of Business

	Year ended December 31,
	2001		2002		2003
	(millions of Ch$)
Soft Drinks:
Chilean territory	Ch$	11,501	Ch$	13,835	Ch$	14,160
Brazilian territory		8,262		6,045		8,648
Argentine territory		1,829		3,460		1,493
Other Beverages:
Vital		646		515		913
PET Packaging:
Multipack		1,162		—		—
Cipet		127		224		129

Total	Ch$	23,527	Ch$	24,079	Ch$	25,343

     In 2003, we invested approximately Ch$356 million in improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting services and other studies. Future commitments, principally short term, for the same types of expenditures are expected to amount to approximately Ch$97 million during 2004.

Divestitures

     In 2002, we sold our 3.8% stake in Cervejarías Kaiser S.A. to the Canadian brewing company Molson Inc., resulting in a one-time net profit of approximately US$18 million to Andina. Refrescos directly holds an 11.32% equity interest in Kaik Participações Ltda. (“Kaik”), which in turn held a 33.46% equity interest in Kaik. On March 19, 2002, Kaik sold this equity interest to Molson Inc. for approximately US$484.5 million. The transaction resulted in the payment of a cash dividend in the amount of approximately US$15 million to Refrescos. Furthermore, additional sales proceeds expected to be realized in connection with the transaction have been guaranteed against 294,903 shares of Molson Inc. valued at approximately US$5.7 million. These shares may be sold in the future.

B. Business Overview

Soft Drink Business

     In 2003, our soft drink business accounted for net sales of Ch$334,986 million and operating income of Ch$43,294 million representing 86.6% and 90.8% of our consolidated net sales and operating income, respectively. Our Chilean soft drink operations accounted for net sales in 2003 of Ch$164,856 million; the Brazilian soft drink operations accounted for net sales of Ch$108,116 million; and the Argentine soft drink operations accounted for net sales of Ch$62,014 million.

     Overview

     The soft drink businesses in the franchise territories are characterized by different attributes, which have resulted in varying levels of per capita soft drink consumption. Generally, soft drink consumption in a territory is positively related to growth in per capita gross domestic product (“GDP”) and increases in disposable income and negatively related to increases in real prices and sales tax or value added tax. As a result, a separate analysis of each of the franchise territories is critical to an understanding of our overall business. The following table sets forth, for each of the periods indicated, the estimated per capita consumption of Coca-Cola soft drinks for each franchise territory and expresses such consumption as a percentage of overall per capita soft drink consumption:

Estimated Annual Per Capita Consumption of Coca-Cola soft drinks(1)

							Estimated
	Year Ended December 31,						Population at
							December 31,
	2001	%(2)	2002	%(2)	2003	%(2)	2003
							(in millions)
Chile	285	66	281	64	303	66	15.4
Chilean territory	344	68	336	66	367	67	6.9
Brazil	143	50	144	50	131	50	180.4
Brazilian territory	196	53	200	52	181	54	16.9
Argentina	231	54	197	56	220	53	38.6
Argentine territory	198	51	164	52	198	52	10.1

(1)	Per capita consumption data for each franchise territory is calculated by dividing management’s estimate of applicable aggregate consumption of Coca-Cola soft drinks by the estimated population within the territory, and is expressed on the basis of the number of eight-ounce servings of Coca-Cola soft drinks consumed annually per capita.

(2)	Percentages reflect consumption of Coca-Cola soft drinks as a percentage of total estimated per capita soft drink consumption (i.e. Coca-Cola soft drinks plus competing soft drinks).

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

     Due to our presence in three different countries, our operations are subject to oversight by three different operating divisions of The Coca-Cola Company, each of which may have varying policies regarding aspects of the soft drink business. As a result, we may be required to adapt its business practices in each franchise territory to the requirements of each of these divisions of The Coca-Cola Company.

     Sales

     Chilean Territory. We estimate that our share of the soft drink market in the Chilean territory (with a population of approximately 7 million), was 68% in 2001, 66% in 2002 and 67% in 2003. In Chile, we produce and distribute eleven Coca-Cola brand soft drinks in a variety of can, glass and PET bottle formats. The following table sets forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in the Chilean territory:

Soft Drink Sales by Net Sales and Volume

	Year ended December 31,
	2001				2002				2003
	(millions of Ch$ and UCs )
Coca-Cola	Ch$	110,890	70.3	UCs	Ch$	110,811	71.7	UCs	Ch$	111,345	74.1	UCs
Coca-Cola Light		16,098	8.5			17,717	9.3			20,602	10.8
Fanta (Naranja, Durazno, Piña)		15,463	9.5			13,430	8.0			14,037	8.8
Fanta Light(2)		303	0.2			830	0.5			765	0.4
Sprite		12,356	7.8			12,481	7.5			13,118	8.5
Sprite Light/Zero		1,762	1.0			1,598	0.9			1,554	0.9
Quatro		1,309	0.8			1,507	0.8			1,315	0.7
NordicMist Ginger Ale		502	0.2			495	0.2			553	0.2
NordicMist Tónica		268	0.1			281	0.1			322	0.2
Taí (2)		204	0.2			421	0.4			1,240	1.4
Lift(1)		219	0.1			1	—			—	—
Kapo Axion(3)		—-	––			350	0.2			5	––

Total	Ch$	159,374	98.7	UCs	Ch$	159,922	99.6	UCs	Ch$	164,856	106.0	UCs

(1)	Introduced in December 2000.

(2)	Introduced in September 2001.

(3)	Introduced in August 2002.

     In Chile, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans of various sizes. Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, is also distributed in stainless steel and bag-in-box containers. The following table sets forth, for the Chilean territory for the periods indicate, sales volume of Coca-Cola soft drinks by type of packaging as a percentage of total sales by volume:

Percentage Soft Drink Sales by Packaging Type(1)

	Year ended December 31,
	2001	2002	2003
Returnable Formats:
Glass 237 cc.(3)	—	0.1%	2.0%
Glass 350 cc.	4.2%	3.7	3.2
Glass 1,000 cc.	12.9	13.1	13.4
PET 1.5 lt.	5.7	5.7	5.5
PET 2.0 lt.	43.8	39.4	26.2
PET 2.5 lt.(4)	—	0.6	11.4

Subtotal	66.6	62.6	61.7
Non-Returnable Formats:
Glass 237 cc.	1.9	2.1	1.8
Glass 266 cc.	0.1	0.1	0.1
PET 0.250 lt.	1.3	1.6	1.4
PET 0.5 lt.	2.3	2.5	2.3
PET 1.0 lt. (6)	—	—	0.4
PET 1.5 lt.	5.9	6.4	7.1
PET 1.75 lt.	—	0.1	0.1
PET 2.0 lt.	1.0	0.7	1.7
PET 2.5 lt.	7.6	5.9	4.5
PET 3.0 lt.(2)	3.8	9.5	10.3
Aluminum cans-250 cc.(5)	—	—	0.5
Aluminum cans-350 cc.	4.5	4.1	3.7

Subtotal	28.4	33.0	33.9
Post-Mix	5.0	4.4	4.4

Total	100.0%	100.0%	100.0%

(1)	Percentages calculated on the basis of total volume of sold in each format.

(2)	Introduced in December 2000.

(3)	Introduced in September 2002.

(4)	Introduced in November 2002.

(5)	Introduced in March 2003.

(6)	Introduced in March 2003.

     The Chilean market is characterized by the predominance of sales in returnable formats, particularly the larger returnable PET bottles.

     In Chile, consumers pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle, which consumers may exchange for their original deposit in cash or use to purchase another soft drink without paying a new deposit.

     Brazilian Territory. We estimate that our share of the soft drink market in the Brazilian territory (with a population of approximately 16 million) was 53% in 1999, and on a comparable basis after taking into account the addition of the territory acquired from Perma in March 2000, our market share was 52% in 2000, 53% in 2001, 52% in 2002 and 54% in 2003. In Brazil, we produce and distribute fifteen Coca-Cola brand soft drinks in a variety of can, glass and PET bottle formats. The following table sets forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in the Brazilian territory:

Soft Drink Sales by Net Sales and Volume

	Year ended December 31,
	2001				2002				2003
	(millions of Ch$ and UCs )
Coca-Cola	Ch$	93,369	90.7	UCs	Ch$	89,444	90.5	UCs	Ch$	74,356	87.8	UCs
Coca-Cola Light		11,701	11.4			11,689	11.8			11,124	11.4
Fanta Laranja		11,691	11.4			11,149	11.3			7,241	9.6
Diet Fanta Laranja		1,321	1.3			1,211	1.2			544	0.8
Fanta Uva		5,023	4.9			5,306	5.4			3,557	4.7
Sprite		3,162	3.1			3,026	3.1			2,130	2.5
Diet Sprite		551	0.5			485	0.5			308	0.4
Guaraná Taí		73	0.1			—	—			—	—
Guaraná Kuat		8,435	8.2			8,706	8.8			5,313	7.5
Guaraná Kuat light		1,641	1.6			1,463	1.5			910	1.2
Diet Guaraná Taí		—	—			—	—			—	—
Schweppes(1)		509	0.5			458	0.5			833	0.4
Tónica Kinley		—	—			—	—			—	—
Fanta Citrus		––	—			696	0.7			117	0.2
Fanta Maçã		––	—			831	0.8			145	0.2
Fanta Uva Light		––	—			63	0.1			123	0.1
Coca Cola light with Lemon		––	—			—	—			841	0.6
Kuat com Laranja		––	—			—	—			294	0.2
Fanta Morando		—	—			—	—			280	0.2

Total	Ch$	137,476	133.6	UCs	Ch$	134,527	136.2	UCs	Ch$	108,116	127.8	UCs

(1)	Includes Schweppes Tónica, Schweppes Citrus and Schweppes Club Soda.

     In Brazil, Coca-Cola soft drinks are distributed in returnable and non-returnable glass, in PET bottles of various sizes and in aluminum cans. We also produce and distribute Coca-Cola soft drinks as post-mix syrup. The following table sets forth, for the Brazilian territory, estimates of sales volume of Coca-Cola soft drinks by type of packaging as a percentage of total sales by volume:

Percentage Soft Drink Sales by Packaging Type(1)

	Year ended December 31,
	2001	2002	2003
Returnable Bottles:
Glass-1.0 liter	3.2	3.0	2.1
Glass-290 cc	7.2	6.4	6.5
Glass-1.25 liter	––	––	1.6

Subtotal	10.4	9.4	10.2

Non-Returnable Bottles:
PET 1.0 liter	0.5	0.7	1.8
PET 1.5 liter	0.1	––
PET 2.0 liter and 2.25 liter	59.8	62.2	58.6
PET 2.5 liter	1.5	1.2	3.3
PET 600 cc	5.5	5.5	6.5
PET 245 cc(2)	0.1	––	0.0
Aluminum cans 350 cc	18.2	17.3	16.2
Glass 237 cc	––	0.1	0.1
Glass 290 cc	––	0.1	0.1

Subtotal	85.7	87.1	86.6

Post-Mix	3.8	3.5	3.2

Total	100.0%	100.0%	100.0%

(1)	Percentages calculated on the basis of total volume of sold in each format.

(2)	Format introduced during 2000.

     In Brazil, 86.6% of our sales by volume of during 2003 was in non-returnable formats.

     Argentine Territory. We estimate that our share of the soft drink market in the Argentine territory (with a population of approximately 10 million) was 51% in 2001, 52.3% in 2002; and 52.1% in 2003. We produce and distribute fourteen soft drinks in the Argentine territory. The following table sets forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in the Argentine territory:

Soft Drink Sales by Net Sales and Volume(1)

	Year ended December 31,
	2001				2002				2003
	(millions of Ch$ and UCs)
Coca-Cola	Ch$	91,993	49.3	UCs	Ch$	36,585	45.6	UCs	Ch$	43,468	58.4	UCs
Coca-Cola Light		5,276	2.2			2,059	2.0			2,541	2.7
Fanta Naranja		11,338	7.3			3,133	3.8			3,254	4.0
Other Fanta Flavors(2)		3,198	2.4			692	0.9			599	0.7
Sprite		15,893	8.1			5,702	6.2			7,650	9.4
Diet Sprite		1,996	0.8			666	0.6			814	0.8
Quatro flavors(3)		2,922	1.9			827	1.0			896	1.1
Other brands(4)		6,512	6.9			3,672	5.7			2,792	4.6

Total	Ch$	139,128	78.9	UCs	Ch$	53,336	65.9	UCs	Ch$	62,014	81.7	UCs

(1)	For purposes of this table, sales include sales of liquid (not including packaging and distribution) less any discounts.

(2)	Other Fanta flavors include “Fanta Tónica”, “Fanta Pomelo”, “Fanta Naranja Light” and “Fanta Limón.”

(3)	Quatro flavors include “Quatro Pomelo” and “Quatro Limonada.”

(4)	Other brands include Tai, Schweppes, Crush, Gini, Nativa.

     Edasa produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup. Edasa experienced a significant shift in consumer preference away from returnable formats in favor of larger non-returnable formats, which represented approximately 80.8% of Edasa volume sales during 2001. This tendency has attenuated noticeably in 2002, with sales of Coca-Cola soft drinks in non-returnable format representing approximately 67.84% of Edasa volume sales during 2002. In 2003, this preference for non-returnable formats continued, but with a smaller percentage of 58.2%. The following table sets forth for the Argentine territory, estimates of sales volume of Coca-Cola soft drinks by type of packaging as a percentage of total sales by volume:

Percentage Soft Drink Sales by Packaging Type(1)

	Year ended December 31,
	2001	2002	2003
Returnable Formats:
Glass 350 cc. and 330 cc.	1.63%	2.05%	2.26%
Glass 1.0, 1.25 lt. and 1.5 lt.	2.92	8.29	10.55
PET 1.5 and 2.0 lt.	14.50	20.97	28.08

Subtotal	19.05	31.31	40.89
Non-Returnable Formats:
Glass 237 cc.	1.15	2.02	1.97
PET 0.5 lt., PET 0.2 lt. And Pouch 0.190 lt.	1.73	2.17	2.93
PET 1.0 lt. and PET 1.25 lt.	3.69	2.65	2.77
PET 1.5 lt.	17.23	15.37	14.35
PET 2.0 lt.	25.95	19.10	21.74
PET 2.25 lt. and PET 3.0 lt.	27.10	25.00	13.76
Aluminum cans 350 cc.	3.26	1.54	0.70

Subtotal	80.11	67.85	58.22
Post-Mix	0.84	0.84	0.89

Total	100.0%	100.0%	100.0%

(1)	Percentages calculated on the basis of total volume of sold in each format.

     In Argentina, consumers pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle, which consumers may exchange for their original deposit in cash or use to purchase another soft drink without paying a new deposit.

     Marketing

     We and The Coca-Cola Company jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective bottler agreements. During 2003, we paid approximately 50% of the advertising and promotion expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotion materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 7. Majority Shareholders and Related Party Transactions—Related Party Transactions—Bottler Agreements.”

     Customers and Distribution

     Chilean Territory. In Chile, as of December 31, 2003, we sold our products through an exclusive distribution network to approximately 41,429 customers. The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile by type of customer, measured as a percentage of total sales volume:

Percentage Sales by Type of Customer

	Year ended December 31,
	2001	2002	2003
Small- and medium-sized retail establishments for takeout	41%	39%	39%
Wholesale distributors	17	16	15
Supermarkets	23	25	26
Restaurants, hotels and bars	4	6	6
Fast food outlets	3	3	3
Convenience stores	6	5	5
Other	6	6	6

Total	100%	100%	100%

     Our ten largest customers together accounted for approximately 18.7%, 19.5% and 20.0% of total sales of soft drinks by volume in 2001, 2002 and 2003 respectively.

     As of December 31, 2003, Andina’s sales force consisted of 151 salespeople who call on most customers on average 1.6 times per week. For sales to major supermarkets, we employ approximately 354 on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis.

     As of December 31, 2003, our distribution system for our soft drink products consisted of a group of 12 exclusive distributors, which are independent businesses that collectively deploy approximately 235 trucks, depending on seasonal demand. We own an additional 31 trucks. The 12 distributors collectively service all of our approximately 41,429 Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Certain customers, including supermarkets and fast food chains, maintain accounts with us, which are settled on average every 45 days. Where applicable, the driver also either collects empty returnable glass or plastic bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 61.7% of total of soft drinks sold in 2003.

     Brazilian Territory. In Brazil, as of December 31, 2003, we sold soft drink products through our distribution network to approximately 45,500 customers. The following table sets forth, for the periods indicated, our estimated sales of Coca-Cola soft drinks in the Brazilian territory by type of customer, measured as a percentage of total sales volume:

Percentage Sales by Type of Customer(1)

	Year ended December 31,
	2001	2002	2003
Self-service(2)	43%	37%	37%
Food/drink establishments(3)	17	18	19
Wholesalers	12	14	14
Distributors	16	16	16
General Supply	6	9	8
Entertainment establishments	1	1	1
Transportation	1	1	1
Educational establishments	1	1	0
Work place	1	1	0
Other	2	2	4

Total	100%	100%	100%

(1)	The categories presented in this table are not comparable to those used for the Chilean territory and the Argentine territory.

(2)	Category includes supermarkets and certain other food establishments.

(3)	Includes restaurants, bars and fast food establishments.

     Our management estimates that in 2003, the supermarket chains, Sendas, Carrefour, and Guanabara, our three largest customers in Brazil, accounted for approximately 10.4% of sales in the Brazilian territory measured by volume. Our management estimates that Refrescos’ ten largest soft drink customers collectively accounted for approximately 19.4%, 18.6% and 18.2% of total soft drink sales measured by volume in 2001, 2002 and 2003 respectively.

     Refrescos’ sales force during 2003 consisted of an average of 308 salespeople, divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and in bottled form), (ii) sales to supermarkets (consisting of non returnable bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, mineral water, energy drinks and iced tea) distributed by Refrescos.

     In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) Company-owned trucks driven by our employees, (ii) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (iii) trucks operated by independent transport companies on a non-exclusive basis. In 2003, 15.1% were distributed by exclusive distributors, and 84.9% by independent transport companies. Distribution of Refrescos’ beverages (including soft drinks, beer, bottled water, energy drinks and iced tea) takes place from distribution centers and production facilities. High volume customers such as supermarkets are serviced exclusively from the distribution centers located at Refrescos’ production facilities.

     In 2003, approximately 23% of Refrescos’ soft drink sales were paid in cash at the time of delivery, 24% were paid by check to be cashed between one and ten days after delivery and 53% were paid between 10 and 45 days after delivery by invoice. Payments by both checks and invoices were charged with interest.

     Argentine Territory. In Argentina, as of December 31, 2003, we sold Coca-Cola soft drinks to approximately 41,434 customers whom we service through the operations of Edasa. The following table sets forth, for the periods indicated, Edasa’s sales volume of Coca-Cola soft drinks by type of customer, measured as a percentage of total sales volume:

Percentage Sales by Type of Customer

	Year ended December 31,
	2001	2002	2003
Small- and medium-sized retail establishments for takeout	31%	33%	33%
Wholesale distributors	19	19	26
Supermarkets	25	22	19
Restaurants, hotels and bars	3	3	2
Fast food outlets	1	1	1
Convenience stores	20	20	17
Other	1	2	2

Total	100%	100%	100%

     As of December 31, 2003, approximately 28% of Edasa’s employees consisted of salespeople, and approximately 81% of the sales force are salespersons, who call on most customers regularly. In 2003, Edasa’s ten largest customers accounted for approximately 16% of its total sales of Coca Cola soft drinks by volume.

     In 2003, 81.1% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 18.9% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (with more than 3 trucks).

     In 2003, approximately 75% of Edasa’s soft drink sales were paid for in cash and 25% were credit sales. Approximately 2.2% of credit sales were paid by short-term credit to be paid for within one to eight days after delivery, 19.5% of credit sales were made by simple account and 3.3% of credit sales were paid for by check.

     Competition

     We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Factors—Risks Relating to the Company—We are Engaged in a Highly Competitive Business.”

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

     The main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas (ECUSA), a subsidiary of Compañía Cervecerías Unidas S.A. (CCU), the major brewer in Chile. ECUSA produces and distributes Pepsi products and its own brands (soft drinks and mineral water).

     The following table sets forth estimated market share data in the Chilean territory for us and our principal competitors by flavor (Coca-Cola products are shown in bold type) for the periods indicated.

Market Share by Flavor in Chilean Territory

	Year ended December 31,
	2001	2002	2003
All soft drinks:
Coca-Cola soft drinks	67.6%	66.1%	66.8%
Cachantún-Mineral Water and Watt’s juices products	19.9	20.1	19.7
Pepsi products	4.7	4.1	3.9
Private brands	5.2	5.0	4.0
Others	2.6	4.7	5.6

	100.0%	100.0%	100.0%

Cola:
Coca-Cola	88.0%	88.5%	88.3%
Pepsi	6.5	4.8	5.0
Pepsi Twist	—	—	0.3
Private brands	5.5	3.7	3.1
Others	––	3.0	3.3

	100.0%	100.0%	100.0%

Diet soft drinks:
Coca Cola Light	67.2%	64.7%	70.9%
Sprite Light	8.6	6.7	5.6
Fanta Naranja Light	0.9	4.4	3.2
Orange Crush Light	6.7	5.0	3.8
Pepsi Light	8.8	8.4	5.5
Pepsi Twist Light	—	—	0.5
Pap Light	—	2.6	3.7
Bilz Light	—	2.3	2.9
Seven Up Light	2.1	2.0	1.2
Private brands	5.7	3.9	2.7
Others	0.0	0.0	0.0

	100.0%	100.0%	100.0%

Orange:
Fanta	65.6%	58.0%	56.2%
Tai	—	1.6	2.2
Kapo	—	0.4	0.1
Orange Crush	19.2	22.0	22.0
Show	—	0.3	1.2
Tommy Naranja	1.5	2.0	1.8
Others	13.7	15.7	16.5

	100.0%	100.0%	100.0%

Lemon-Lime:
Sprite	67.0%	56.6%	53.3%
Tai	—	—	1.0
Limón Soda	19.2	30.2	34.8
Seven Up	6.9	6.0	4.7
Others	6.9	7.2	6.2

	100.0%	100.0%	100.0%

Artificial Fruit Flavor:
Bilz	29.2%	27.2%	26.2%
Pap	22.5	21.8	21.5
Kem	22.9	22.4	22.8
Show	3.0	1.0	1.4
Quatro	3.7	3.3	2.5
Fanta Piña	0.8	––	––
Fanta Durazno	0.3	––	––
Lift	1.4	––	––
Tai	––	––	0.1
Others	16.2	24.3	25.5

	100.0%	100.0%	100.0%

	Year ended December 31,
	2001	2002	2003
Mixers:
Schweppes Ginger Ale	63.1%	66.7%	69.0%
Schweppes Tonic	8.0	8.0	6.3
Schweppes Tonic Light	––	––	0.3
Nordic Mist Ginger Ale	6.9	5.0	4.5
Nordic Mist Tónica	3.4	2.9	3.0
Others	18.6	17.4	16.9

	100.0%	100.0%	100.0%

Source: A.C. Nielsen

     Brazilian Territory. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company (“Ambev”). As a result of the merger between Companhia Cervejaria Brahma S.A. (“Brahma”) and Industria de Bebidas Antarctica do Rio de Janeiro S.A. (“Antarctica”) in 2000, this company has become the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola.

     The following table sets forth estimated market share data for the periods indicated in the Brazilian territory for us and our principal competitors by flavor (Coca-Cola products are shown in bold type):

Market Share by Flavor in the Brazilian Territory

	Year ended December 31,
	2001	2002	2003
All soft drinks:
Coca-Cola soft drinks	52.8%	53.0%	54.0%
Pepsi products	5.0	4.6	6.7
Brahma products	5.0	3.0	0.6
Antarctica products	8.1	8.2	9.1
Other	29.1	31.2	29.6

	100.0%	100.0%	100.0%

Cola:
Coca-Cola	84.8%	83.6%	79.2%
Pepsi	9.7	9.0	12.6
Other(1)	5.5	7.4	8.2

	100.0%	100.0%	100.0%

Diet:
Diet Coke and Coca-Cola Light	46.2%	47.5%	51.4%
Diet Antarctica Champagne Guaraná	19.8	19.6	19.3
Diet Pepsi	7.0	6.1	11.8
Kuat Light	6.3	6.5	4.3
Diet Fanta Laranja and Diet Sprite	5.0	7.6	5.1
Brahma Diet Guaraná	4.9	2.5	0.0
Other(2)	10.8	10.2	8.1

	100.0%	100.0%	100.0%

Orange:
Fanta Laranja	40.3%	44.7%	45.8%
Sukita	10.5	7.1	5.8
Other(4)	49.2	48.2	48.4

	100.0%	100.0%	100.0%

Lemon:
Sprite	31.5%	37.5%	37.3%
Limão Brahma	10.8	6.6	0.6
Antarctica Soda Limonada	7.0	5.6	8.1
Other(3)	50.7	50.3	54.0

	100.0%	100.0%	100.0%

Grape:
Grapette and Other	59.4%	61.6%	60.2%
Fanta Uva	40.6	38.4	39.8

	100.0%	100.0%	100.0%

Guaraná:
Guaraná Brahma and Other(5)	66.4%	58.5%	52.1%
Antarctica Champagne Guaraná	21.4	26.7	32.8
Guaraná Kuat	12.2	14.8	15.1

	100.0%	100.0%	100.0%

(1)	Includes Mineirinho and Baré Cola.

(2)	Includes Tobi, Mantiqueira, Sport and Flecha.

(3)	Includes Crush, Skol, Flecha, Sport and Tobi.

(4)	Includes Mirinda, Crush and Pop Laranja.

(5)	Includes Guaranita, Mantiqueira, Sport, Flecha and Tobi.

Source: A.C. Nielsen

     Argentine Territory. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Embotelladora de los Andes S.A., which is controlled by the Hunicken Group, produces Pepsi products in the province of Mendoza; Baesa produces Pepsi products in the provinces of Córdoba and Santa Fe. Pritty S.A. produces and sells Pritty, Doble Cola, Saldán, Switty and Rafting in the provinces of Córdoba, Santa Fe and Mendoza. In the province of Santa Fe, Baggio sells Mocoretá. Until June 2003, Penaflor S.A sold Gini products and currently Edasa sells Gini products. In the province of Mendoza, San Isidro Refrescos S.A. sells Beach, Royal Crown, Upper 10, Sao, Sunkist and Seagrams products, and Cahiza Hermanos sells Chyc.

     The following table sets forth, for the periods indicated, the estimated market shares in the Argentine territory for us and our competitors by flavor (Coca-Cola products are shown in bold type):

Market Share by Flavor in Argentine Territory

	Year-ended December 31,
	2001	2002	2003
All soft drinks:
Coca-Cola soft drinks	50.8%	52.3%	52.1%
Pepsi and 7 Up Products	19.6	20.4	17.4
Gini Products	1.3	0.4	0.0
Naranpol Products	2.2	2.9	5.7
Pritty Products	9.0	9.0	10.5
Chyc Products	0.4	0.4	0.8
Other	16.7	14.6	13.5

	100.0%	100.0%	100.0%

Cola:
Coca-Cola	66.0%	67.5%	68.4%
Pepsi Cola	12.1	12.7	11.3
Chyc Cola	0.3	0.3	0.6
Doble Cola	2.6	2.2	1.7
Gini Cola	1.0	0.3	0.0
Other	18.0	17.0	18.0

	100.0%	100.0%	100.0%

Diet:
Coca-Cola Light	37.7%	38.8%	41.4%
7 Up Light	21.8	20.7	17.6
Pepsi Max	15.9	18.2	14.2
Sprite Diet	12.6	11.7	11.5
Fanta Naranja Diet	—	—	4.7
Other	12.0	10.6	10.6

	100.0%	100.0%	100.0%

Orange:
Fanta Naranja	28.9%	22.5%	23.2%
Cruz	16.7	21.5	17.9
Mirinda Naranja	18.3	16.2	7.6
Chyc Naranja	0.6	0.6	1.5
Rafting Naranja	0.1	0.1	0.0
Naranpol Naranja	3.6	5.5	11.2
Secco Naranja	0.7	0.3	0.2
Other	31.1	33.3	38.4

	100.0%	100.0%	100.0%

Lemon-Lime:
Seven Up	33.9%	36.9%	34.6%
Sprite	31.7	28.2	30.2
Saldán Lima Limón	1.2	0.8	0.3
Naranpol Lima Limón	1.9	2.9	5.2
Other	31.3	31.2	29.7

	100.0%	100.0%	100.0%

	Year-ended December 31,
	2001	2002	2003
Lemon:
Fanta Limón	31.4%	25.9%	8.4%
Pritty Limón	43.9	44.0	61.1
Mirinda Limón	9.7	13.7	3.2
Gini Limón	0.8	0.2	0.0
Chyc Limón	0.4	0.5	1.5
Naranpol Limón	6.3	9.0	18.1
Other	7.5	6.7	7.7

	100.0%	100.0%	100.0%

Grapefruit:
Paso de los Toros Pomelo	15.2%	17.7%	18.3%
Quatro Pomelo	26.3	23.1	17.0
Chyc Pomelo	0.8	0.7	1.8
Crush Pomelo	1.5	3.4	0.1
Switty Pomelo	6.0	12.6	18.8
Other	50.2	42.5	44.0

	100.0%	100.0%	100.0%

Tonics:
Paso de los Toros	74.8%	83.0%	89.0%
Fanta Tónica	15.2	10.5	7.4
Other	10.0	6.5	3.6

	100.0%	100.0%	100.0%

Other Beverages

     In addition to Coca-Cola soft drinks, we, through Vital, produce and sell juices and mineral water in Chile under the labels Andifrut, Néctar, Andina, Capo, Hi-C and Vital. In Brazil, we distribute beer under the Kaiser, Bavaria, Heineken and Santa Cerva label and mineral water under the Bonaqua and Caxambu label; and we also sell and distribute ready to drink juices named Kapo, energy drinks named Burn and Nestea iced tea.

     In Argentina, we distribute ready to drink juices Hi-C, which compete with other recognized brands such as Ades, Baggio and Cepita. We also produce and sell mineral water Kin (with and without gas) and soda Kin, which compete with well-known brands, like Villavicencio, Eco de Los Andes and Glaciar.

     The trademarks Andifrut, Néctar Andina, Kapo, Hi-C, Bonaqua and Vital are owned by The Coca-Cola Company. We produce and/or sell non-soft drink beverages bearing these trademarks under bottling agreements with The Coca-Cola Company.

     Juices and Mineral Water in Chile

     Through Vital, we compete in the fruit juice, nectar and mineral water segments of the beverage market in Chile. Vital sells non-soft drink beverage products under five different brand names: Andifrut (natural fruit juices), Néctar Andina (fruit nectars), Kapo (artificially flavored fruit drinks), Hi-C (fruit refreshment with vitamins) and Vital (mineral water).

     Sales. In 2003, net sales of juices and mineral water in Chile represented 7.6% of our consolidated net sales. On a consolidated basis, sales of juices and mineral water in Chile were Ch$29,311 million, reflecting additional revenue we received from Vital’s sales to third parties. During 2003, the juice and mineral water industry experienced an 4.3% increase in sales volume. The following table sets forth, for the periods indicated, Vital’s net sales and sales by volume of of juices and mineral water:

Juices and Mineral Water Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2001				2002				2003
	(in millions of Ch$ and UCs)
Andifrut	Ch$	6,651	4.1	UCs	Ch$	6,257	3.7	UCs	Ch$	6,529	3.7	UCs
Néctar Andina		5,033	2.8			4,695	2.7			4,984	3.0
Kapo		7,624	5.1			4,384	3.5			3,960	3.2
HI-C		—	—			153	0.1			795	0.4
Vital (mineral water)		9,135	8.5			7,967	8.2			8,181	8.6

Total(2)	Ch$	28,443	20.5	UCs	Ch$	23,456	18.2	UCs	Ch$	24,449	18.9	UCs

(1)	For purposes of this table, sales include sales of liquid (not including packaging and distribution) less any discounts.

(2)	Includes sales to related companies which is eliminated upon consolidation.

     Marketing. Marketing and promotion programs, including television, radio and print advertising, point of sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital products.

     Customers and Distribution. Vital juices and mineral water throughout Chile are distributed by means of distribution agreements with us and two other Coca-Cola bottlers. In 2003, Andina distributed approximately 56% of Vital’s products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 44%. Each Coca-Cola bottler in Chile distributes Vital products in its respective franchise territory. Under Vital’s distribution arrangements, each bottler has the exclusive right to distribute juices and mineral water in its territory and each agrees not to distribute competing products.

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

     Competition. Vital’s principal competitors are Cachantún-Mineral Water and Watt’s juices (“CCU”), Corpora Tres Montes (Yuz) and four of the leading dairy producers in Chile: Soprole S.A. (“Soprole”), Loncoleche S.A. (“Loncoleche”), Nestlé Chile S.A. and Parmalat. Watt’s and Loncoleche are both subsidiaries of Santa Carolina S.A. (Santa Carolina).

     The following table sets forth, for the periods indicated, our estimates of the market shares for Vital and its principal competitors. Vital’s products are shown in bold. This information corresponds to market share measured at the end of each year.

Vital’s Market Share by Product

	Year ended December 31,
	2001	2002	2003
Mineral water:
Cachantún (CCU)	61%	61%	62%
Vital	30	28	30
Porvenir (CCU)	2	2	3
Other	7	9	5

	100%	100%	100%

Fruit Juices and Nectars:
Kapo	18%	16%	11%
Néctar Andina	10	10	11
Andifrut	11	10	10
HI-C	0	0	2
Watt’s	25	28	33
Corpora Tres Montes (Yuz)	13	11	11
Soprole	9	11	10
Others	14	14	12

	100%	100%	100%

     The Chilean market for fruit flavored beverages also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products to compete with our juice and mineral water business because we believe that these products are of lower quality and value.

     Beer, Juices and Mineral Water in Brazil

     Sales. In 2003, net sales of beer, juices, mineral water, tea and energy drinks in Brazil were Ch$10.519 million, representing 2.7% of our consolidated net sales.

     Refrescos uses its distribution system to distribute beers in the Brazilian territory. Refrescos started distributing beer in the 1980s as a result of the acquisition of Kaiser by the Coca-Cola bottlers in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”), in which Refrescos indirectly owned a 3.8% interest. Refrescos buys beer from Kaiser at a price determined by Kaiser and resells it at a fixed margin. In the case of certain discount sales that have been approved by Kaiser, Kaiser shares 50% of the cost of such discounts. In 2003, Refrescos’ net sales of beer were Ch$6,536 million, of which Kaiser brand beer accounted for 23%, Santa Cerva for 21% and Bavaria for 56% of net sales.

     Competition. In the beer sector, Refrescos’ main competitor is Ambev. According to A/C Nielsen in 2003, beer sold by Kaiser and Ambev accounted for 4.0% and 72.5% respectively, of the total sales of beer by volume in the Brazilian territory.

     The Distribution Agreements. On March 19, 2002, the Coca-Cola Company, Kaiser, Molson Inc. and the Brazilian Association of Coca-Cola Manufacturers (“AFBCC”) (all distributors, including Refrescos, were represented by AFBCC) entered into an agreement which sets forth the general principles that will be applied by Kaiser and its distributors, including Refrescos, in the distribution of beer bottled or imported by Kaiser through the Coca-Cola distribution system. On May 30, 2003, Kaiser and its distributors executed a new twenty-year distribution agreement which is renewable for another twenty-year period.

     Refrescos is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except pursuant to an independent agreement between Refrescos and Kaiser.

     Under the terms of the Kaiser distribution agreement, Kaiser assumes all responsibility for planning and managing publicity, marketing and promotional activities related to Kaiser beer brands. Refrescos, however, is free to undertake marketing or promotional activities that receive Kaiser’s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro region. Refrescos has agreed to devote at least 3% of its gross sales of Kaiser products (net of taxes) to such promotional activities or events.

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

PET Packaging Business

     Overview and Background

     During 2003, we produced PET packaging through our affiliate Envases CMF S.A. (“Envases CMF”) in Chile and our subsidiary Edasa – División empaques in Argentina, which we refer to as the “Edasa Packaging Division.” Envases CMF is a joint venture between the Company and Cristalerías de Chile S.A. (“Cristalerías”), created on June 29, 2001 to strengthen our and their plastic packaging business. We maintain a 50% interest in the joint venture while Cristalerías retains the remaining 50% interest. The joint venture combines the PET packaging operations that we and Cristalerías handled through our respective subsidiaries Multipack and Crowpla Reicolite S.A. In order to accomplish the joint venture, we indirectly acquired a 50% stake in Crowpla Reicolite S.A. (today Envases CMF), contributing the assets necessary to further the development of the joint venture from Multipack. Multipack was established in 1991 in cooperation with The Coca-Cola Company as the sole manufacturer of returnable PET bottles for all Coca-Cola bottlers in Chile. Up until June 2001, Multipack was the largest producer of PET containers in Chile. Since then, Envases CMF has become the most important producer of PET containers in the national market.

     The Edasa Packaging Division was established in 1987 by the Coca-Cola Company and Cia. Argentina Belga S.A., and was acquired by us as part of transactions with The Coca-Cola Company in December 1996. On January 1, 2003, Cipet was merged into Edasa. In 2003, the Edasa Packaging Division was one of the largest producers of PET products in Argentina. In Brazil, we and Continental established Solução PET as a 50/50 joint venture with total capital of US$34.5 million. This joint venture was terminated on March 31, 2000 by mutual agreement and the operations of Solução PET were discontinued. See “––Part A. History and Development of the Company—History—General—PET Joint Venture.”

     We produce both returnable and non-returnable PET bottles. The Coca-Cola Company acquired the exclusive right to use certain PET technology from Continental in 1991 and has sub-licensed that technology to certain PET-manufacturers that produce Coca-Cola PET bottles, including Envases CMF in Chile and the Edasa Packaging Division in Argentina. The sublicense held by the Edasa Packaging Division expires in July 2007 and is automatically renewable. The sublicense held by CMF Envases expires in December 2006. We cannot assure you that the sublicenses will be renewed after such two-year renewal (if exercised by CMF Envases or the Edasa Packaging Division, as applicable) expires. As a returnable packaging material, PET is considered superior to glass because it is lightweight, difficult to break, transparent and easily recyclable. In the markets where it has been introduced, PET packaging has almost entirely replaced glass for manufacturing returnable bottles. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products.

     Sales

     In 2003, the Edasa Packaging Division had net sales of Ch$21,522 million with sales to affiliates representing 48% of such sales. The Edasa Packaging Division also sold PET bottles to third parties accounting for approximately Ch$11,262 million or 52% of the Edasa Packaging Division’s net sales.

     The following table sets forth, for the periods indicated, our net sales in Chile and Argentina of our PET packaging products to third parties:

Net Sales of PET Packaging Products to Third Parties

	Year ended December 31,
	2001		2002		2003
	(in millions of Ch$)
Chile:
Returnable PET bottles	Ch$	1,067		—		—
Non-returnable PET bottles		2,047		—		—
Other PET products		975		—		—

Total(1)	Ch$	4,089		—		—
Argentina:
Returnable PET bottles	Ch$	706	Ch$	782	Ch$	961
Non-returnable PET bottles		301		114		30
Other PET products		14,583		13,783		10,271

Total(1)	Ch$	15,590	Ch$	14,679	Ch$	11,262

(1)	Excludes sales to related companies, which are eliminated upon consolidation.

     Competition

     We are the sole supplier of returnable PET bottles for Coca-Cola bottlers in Argentina and Chile and, under the terms of our PET contracts with such bottlers, we may produce returnable PET bottles only for Coca-Cola bottlers. Due to pre-existing agreements between The Coca-Cola Company and other Coca-Cola bottlers throughout South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles.

     In Chile, we have two principal competitors in the non–returnable PET bottles market: (i) Strong Chemicals Ltda., the principal Chilean manufacturer of polyvinyl chloride (PVC) plastic bottles for edible oils, and (ii) Plasco S.A., the exclusive supplier of PET bottles for ECUSA.

     In Argentina, we compete principally with Amcor (ex-Schmalbac-Lubeca) that bought Alusud S.A. (Alcoa) in Argentina and also bought Schmalbac-Lubeca in Brazil. Another competitor in Argentina is Alpla S.A. The Edasa Packaging Division is the exclusive supplier of returnable PET bottles to all Coca-Cola bottlers in

Argentina. In Brazil, Solução PET, which commenced operations in January 1997, was the exclusive supplier for all PET bottle requirements of Refrescos until March 31, 2000 when its operation was discontinued. Since April 2000, Refrescos has purchased all its PET packaging from Braspet, a Brazilian PET bottle manufacturer. Since 2003, Refrescos has purchased 60% of all its PET packaging from Amcor, a global PET bottle manufacturer, and 40% from Cipet.

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

     Chile

     We purchase concentrate at prices established by The Coca-Cola Company. We purchase sugar primarily from Industria Azucarera Nacional S.A. (the only producer of sugar in Chile) although we may purchase sugar on the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis that has historically been consistent with international prices. Artificial sweeteners are purchased from Inducorn S.A. We obtain carbon dioxide gas from Praxair S.A. Andina’s affiliate Envases CMF, produces returnable PET bottles and most of the non-returnable PET bottles we use. We purchase glass bottles principally from Cristalerías de Chile S.A. and Cattorini Hnos. S.A.I.C.F.e.i. Bottle tops and labels are purchased from Alusud, Mecesa, Tapón Corona Colombia and other suppliers.

     In 2003, principal raw materials (including packaging) accounted for 78% of the total cost of sales for our Coca-Cola soft drinks in Chile. As a percentage of total costs of raw materials, the cost of concentrate accounted for 45.8%, sugar and artificial sweeteners for 16.2%, cans for 23.5%, one-way bottles account for 11.1%, bottle tops for 2.7%, and carbon dioxide gas for 0.7%. Water did not constitute a significant raw material cost.

     Brazil

     Refrescos purchases concentrate at prices established by The Coca-Cola Company in the city of Manaus, which has been designated as a duty-free development zone by the Brazilian government. It purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda., carbon dioxide gas from Companhia White Martins Gases S.A. and AGA S.A., bottles from Amcor, Cipet and Cía. Ind. Sao Paulo e Rio (Cisper), and metal bottle caps from Aro. Refrescos purchases water from the municipality of Rio de Janeiro.

     In 2003, principal raw materials (including packaging) accounted for 71.1% of total costs of sales for Refrescos soft drinks. As a percentage of total Refrescos raw material costs, the concentrate accounted for approximately 23.2%, bottles for 29.4%, cans for 25.7%, sugar and artificial sweeteners for 17.1%, bottle tops for 3.8% and carbon dioxide gas for 0.7%.

     Argentina

     Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sugar from Ing. y Refinería San Martín de Tabacal S.A., Cía. Azucarera Concepción S.A., and Ledesma S.A.; sweeteners (light) from Productos de Maíz S.A. and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. Edasa purchases non-returnable and returnable PET bottles from Edasa Packaging Division Cipet, and glass bottles from Cattorini Hermanos, and bottle caps from Alusud S.A., Ravisud S.A., Aluplata S.A. and Metalgráfica Cearense S.A. In the provinces of Cordoba, Edasa owns water wells and extracts water for soft drink production. Edasa buys water from Aguas Cordobesas S.A., for other purposes. Edasa also buys stretch wrap from Manuli S.A. and Urflex S.A; shrink wrap from Plastiandino S.A., Sanlufilm S.A. and Plásticos La Rioja S.A.; and carton from Zucamor S.A.I.C.F.I. y A. and Cartocor S.A.

     In 2003, principal raw materials accounted for 72.6% of total costs of sales for Edasa soft drinks. As a percentage of total Edasa raw material costs, the cost of concentrate accounted for approximately 44.8%, bottles for 25.5%, sugar for 21.8%, cans for 3.1%, bottle tops for 4.0% and carbon dioxide gas for 0.8%.

     Other Beverages

     The principal raw materials used by Vital in the production of juices and mineral water are sweetener, fruit pulps and juices, flavors and aromas, and citric acid. Production of carbonated mineral water requires carbon dioxide gas. In 2003, the cost of raw materials (including packaging) accounted for 94% of the total cost of sales for Vital juices and mineral water. As a percentage of total Vital raw material costs, the cost of fruit pulp and juices accounted for 9.9%, sugar and artificial sweeteners for 8.7%, flavors aromas and citric acid for 21.8%, containers for 40.3%, packaging material for 5.5%, and carbon dioxide gas for 0.3%.

     PET Packaging

     The principal raw material required for production of PET bottles is PET resin imported in the form of pellets from Mexico and Brazil. The principal suppliers of PET resin for the Edasa Packaging Division are Voridian Arg.SRL, Rhodia Ster LTD, Far Eastern Textile LTD and Vinmar Int.LTD (Nanya). In 2003, the Edasa Packaging Division’s cost of PET resin accounted for 96% of the total variable cost of its sales of PET bottles.

Seasonality

     Each of our lines of business is seasonal. Most of our beverage products have their highest sales levels in the South American summer (October through March), with the exception of nectar products, which have a higher sales volume in the South American winter (April through September). Our Chilean and Argentine operations experience higher levels of seasonal price fluctuations than our Brazilian operations. The following table sets forth, for the year ended December 31, 2003, our quarterly sales by principal lines of business:

Seasonality of the Company’s Sales in 2003

	Soft Drinks			Other Beverages(1)
	Production		% of total	Production		% of total
	(millions of		annual	(millions of		annual
	UCs)		production	UCs)		production
Chile:
1st Quarter	25.9	UCs	24.4%	5.4	UCs	29.0%
2nd Quarter	22.7		21.4	3.9		21.0
3rd Quarter	24.4		23.0	4.2		22.0
4th Quarter	33.0		31.2	5.4		28.0

Total	106.0	UCs	100.0%	18.9	UCs	100.0%
Brazil:
1st Quarter	34.4		26.9%	1.6		25.4%
2nd Quarter	28.6		22.4	1.4		21.4
3rd Quarter	27.3		21.3	1.5		24.2
4th Quarter	37.5		29.4	1.8		29.0

Total	127.8	UCs	100.0%	6.3	UCs	100.0%
Argentina:
1st Quarter	20.4		25.0%	0.5		25.9%
2nd Quarter	15.9		19.4	0.4		21.1
3rd Quarter	19.1		23.4	0.4		21.1
4th Quarter	26.3		32.2	0.5		31.9

Total	81.7	UCs	100.0%	1.8	UCs	100.0%

(1)	In Chile and Argentina, “Other Beverages” includes fruit juices and mineral water. In Brazil, it includes beer, mineral water, Kapo, Burn and Nestea.

Regulation

     General

     We are subject to the full range of government regulations generally applicable to companies engaged in business in our franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities and anti-trust laws. Currently, no material legal or administrative proceedings are pending against us with respect to any regulatory matter in any of our franchise territories except those listed as such in “Item 8. Financial Information—Legal Proceedings.” We believe, to the best of our knowledge, that we are in compliance in all material respects with applicable statutory and administrative regulations relating to our business.

     Chile. There are no special licenses or permits required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from (and their activities are subject to supervision by) the Chilean Environmental Protection Services (Servicio Sanitario Metropolitano del Ambiente), which inspects plants and takes liquid samples for analysis on a regular basis. Our permit from the Environmental Protection Authority was obtained on January 8, 1992 and is in effect indefinitely. In addition, production and distribution of mineral water is subject to special regulation such that mineral water may be drawn only from sources designated for such purpose by presidential decree. Certification of compliance with such decree is provided by the National Health Service (Servicio de Salud Metropolitano del Ambiente, or “SESMA”). Our mineral water production facilities have received the required certification.

     Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health, which oversees diet products (together, the “Ministry”). Our permits from the Ministry are valid and in force. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits nor do we expect to experience any difficulties in the future. The Ministry does not regularly inspect facilities but sends inspectors to investigate any complaints it receives.

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

     Environmental Matters

     It is our policy to conduct environmentally sound operations on a basis consistent with applicable laws and with criteria established by The Coca-Cola Company. Although regulation of matters relating to protection of the environment is not as well developed in the franchise territories as in the United States, we expect that additional laws and regulations may be enacted in the future with respect to environmental matters affecting us that may impose additional restrictions on us which could materially or adversely affect our results of operation in the future. There are no material legal or administrative proceedings pending against us in any of the franchise territories with respect to environmental matters, and we believe that to the best of our knowledge we are in compliance in all material respects with all environmental regulations applicable to us.

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

     Law 19,300, passed in March 1994, addresses general environmental concerns that may be applicable to our activities and which, if applicable, would require us to hire independent experts to conduct environmental impact studies or declarations of any future projects or activities that could be impacted by the regulations of Law 19,300. Law 19,300 creates the National Commission on the Environment, which is supported by regional commissions to supervise environmental impact studies and declarations for all new projects, to enforce the regulations of Law 19,300 and to grant discretionary power to regulators. There can be no assurance that future legislative regulatory developments will not impose further restrictions that would be material to our operations in Chile.

     In 1997, the municipality of San Joaquín, that is part of the Santiago Metropolitan region where our Santiago production facilities are located, presented to the Chilean housing and zoning authorities an environmental impact study to assess whether certain manufacturing facilities in the San Joaquin area, including our manufacturing facilities, were properly zoned in an area for exclusive industrial use. The study, carried out with our cooperation, was commissioned as required by a Santiago zoning act passed in November 1994. Although we believe the relevant authorities will concur with the study’s assessment that our plant is properly zoned, we cannot assure you that the Chilean authorities will not overrule the study and require us to relocate our production facility to another area of the Santiago metropolitan region which could adversely impact our financial results or operations.

     In 2001, we made a series of presentations to the municipality of San Joaquin to renew the permits required for construction of our facilities in San Joaquin.

     However, regarding environmental conditions, we are participating in a regulation process for our facilities in the Municipality of San Joaquin, for which we presented the revision and it was determined that the breaches specifically include subjects related to noises of generator N°5, the creation of a security warehouse for chemical agents and flammables, and the level of contamination of the generated gases that would not be apt to work in the case of environmental pre-emergency days, and this process is needed for the unfreezing process. For this, the Company maintains a regulatory plan.

     At present and within the framework of the Integrated Management System, an Environmental Management System is being implemented at the Carlos Valdovinos plant. This system includes evaluations of environmental impact, training activities and the elaboration of procedures and environmental requirements. There is a monthly table regarding environmental management indicators and it enables to monitor the usage behavior of renewable and nonrenewable resources, with a minimalist policy which entails continuous improvement goals. The objective is to first try to certify the Environmental Management System of Coca-Cola named EKO system, and later, if possible due to the location of the plant, obtain the ISO 14001 Certification.

     During 2003, the plants of Rengo and Vital certified for their production processes, the HACCP system under the Codex Alimentarius, as well as the Carlos Valdovinos plant.

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

     In addition, Law No. 6,938 of August 31, 1981, known as the Brazilian Environmental Policy, introduced an entirely different environmental regime. There is no longer any environmental damage that is exempt from coverage. The legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9,605 of February 12, 1998 (Environmental Crimes Act).

     Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministério do Meio Ambiente (the environmental ministry) and the Conselho Nacional do Meio-Ambiente (“CONAMA”) dictate environmental policy, including without limitation initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (“IBAMA”) enforces environmental regulations set by CONAMA. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect us. Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de

Engenharia do Meio-Ambiente (“FEEMA”), the principal environmental authority in Rio de Janeiro. FEEMA periodically inspects industrial sites and tests liquid waste for contamination. We believe to the best of our knowledge that we are materially in compliance with the standards established by all the governmental authorities applicable to our operations. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material effect on our results or operations.

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

     On July 2002, the National Congress enacted federal Law No. 25,612 “Industrial Residual” and on November, 2002, Law No. 25,675 “General Environmental Law” establishing minimum guidelines for the protection of the sustainable environmental management and the protection of biodiversity, applicable throughout the Argentine Republic. The law establishes the purposes, principles and instruments of the national environmental policy, the concept of “minimum guidelines,” the judicial competence and the rules governing environmental education and information, citizens’ participation and self-management, among other provisions.

     Provincial governments within the Argentine territory have enacted framework laws concerning preservation of the environment (Law No. 7,343 in Córdoba, Law No. 5,961 in Mendoza and Law No. 11.717 in Santa Fe). These laws contain principles on environmental policy and management, as well as rules on environmental impact assessment. They also give certain agencies competence in environmental issues.

     Almost all provinces as well as many municipalities have enacted laws regarding the use of water, the sewage system and the disposal of liquids into underground flows of water or rivers. There are currently no claims pending against us on this matter. The violation of these laws usually results in fines.

C. Organizational Structure

     The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of December 31, 2003.

		Country of		Percentage of our
Subsidiary	Activity	incorporation	Percentage ownership	total net revenues
Vital S.A.	Operation of industrial facilities engaged in the manufacture, production, processing, distribution and marketing in general of all food products and particularly of all kinds of mineral water, juices, soft drinks and beverages in general	Chile	99.99	2.8
Envases Multipack S.A.	Manufacturing, processing, acquisition and marketing of all types of containers and packaging	Chile	99.99	NA
Servicios Multivending Ltda.	Retail sale of consumer products through automatic vending machines	Chile	99.99	0.5
Transportes Andina Refrescos Ltda.	Provision and exploitation of and management of national and international land transportation	Chile	99.99	NA
Río de Janeiro Refrescos Ltda.	Production and sale of alcoholic and non-alcoholic beverages, mineral water, nectars, syrups, powdered juices and other related semi processed products as well as any operations related	Brazil	99.99	30.7
Embotelladora del Atlántico S.A.	Produce, bottle, distribute and sell non-alcoholic beverages, design, production and sale of plastic products derived from the plastic industry, mainly in the packaging area	Argentina	99.99	19.1
Abisa Corp. S.A.	Investment Company	British Virgin Islands	99.99	NA

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

Location	Principal Use	Size
		(m2)
Chile:
Santiago	Offices; Coca-Cola soft drinks production/Warehouse	362,964
Rancagua	Warehouse/Storage	24,061
San Antonio	Warehouse/Storage	19,842
Renca	Offices; Juice production	40,000
Rengo	Mineral water production	12,375
Brazil:
Itaoca	Warehouse	76,866
Bangú	Warehouse	44,614
Jacarepaguá	Offices; Coca-Cola soft drinks production/Warehouse	185,372
Vitória	Warehouse; Coca-Cola soft drinks production	93,320
Itambi	Warehouse	131,420
Governador Valadares	Warehouse	20,000
Cabo Frio	Warehouse	1,985
Campos	Warehouse	24,200
Argentina:
Mendoza	Offices; Warehouse	41,579
San Juan	Warehouse; Offices	48,036
San Luis	Warehouse; Offices	6,069
Rosario (Santa Fe)	Offices; Warehouse	28,070
Santo Tomé (Santa Fe)	Offices; Warehouse	89,774
Córdoba	Offices; Coca-Cola soft drinks production/Warehouse	923,360
Rio IV	Warehouse; Offices	7,482
Buenos Aires	Offices; PET bottle production	27,043

     Our properties are held in fee and are not subject to material encumbrances.

     Capacity by Line of Business

     Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

Capacity by Line of Business

			Year Ended December 31,
	2002			2003
			Capacity			Capacity
	Annual	Average	Utilization	Annual	Average	Utilization
	Total	Capacity	During	Total	Capacity	During
	Installed	Utilization	Peak Month	Installed	Utilization	Peak
	Capacity	(%)	(%)	Capacity	(%)	Month (%)
Coca-Cola soft drinks (millions of UCs):
Chile	151	58	77	151	61	81
Brazil	184	72	85	216	60	72
Argentina	118	58	79	118	64	90
Other Beverages (millions of UCs)	45	42	58	45	42	49
PET packaging (millions of bottles)	639	82	100	639	82	100

     Total installed capacity assumes production of the mix of products and containers produced in 2003. In 2003, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. At present, we estimate we have capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We maintain quality control laboratories at each production facility where raw materials are tested and soft drink samples are analyzed.

     Chilean territory. As of December 31, 2003, we owned one production facility with eight production lines for Coca-Cola soft drinks at its facility in the San Joaquin district of Santiago with total installed annual capacity of 151 million UCs. See “Part B. Business Overview—Regulation—Environmental Matters” with respect to ongoing assessments regarding the San Joaquin production facility’s continuing compliance with zoning regulations. For juices and mineral water, we owned one production facility in the Renca district of Santiago, where Vital operates four fruit juice production lines and nine Kapo production lines. We owned another production facility in Rengo, where Vital operates four additional production lines dedicated to production of mineral water. At December 31, 2003, we owned four distribution centers in the Chilean territory.

     Brazilian territory. In March 2002, the Centralli production facility (located approximately 62 miles from Rio de Janeiro), in which we had a 25% interest, was closed. After its closure, we acquired the two existing production lines: a production line for NRPet 600cc and a production line for aluminum cans and transferred them to our industrial plants in Jacarepaguá and Vitória, respectively. The production lines began operations at the end of November 2003, thereby increasing the manufacturing capacity of both manufacturing plants.

     In total, Andina’s industrial plant structure includes eight production lines in Jacarepaguá and three in Vitória. Moreover, by November, the RJR industrial department took over the manufacturing plant of PET bottles from Amcor.

     Argentine territory. In July 2002, we closed the plants in Rosario and Mendoza and consolidated all production operations at the Córdoba plant; however those facilities in Rosario and Mendoza remain as distribution centers and administrative offices. As of December 31, 2003, we had seven production lines at Cordoba facility with total installed annual capacity of 118 million UCs of Coca-Cola soft drinks.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

     The following discussion should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the Notes thereto. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 23 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

     Chilean GAAP requires that financial statements recognize the effects of inflation. Accordingly, all of our financial information, unless otherwise indicated, has been restated to eliminate the distorting effects of changes in the purchasing power of the Chilean peso on non-monetary assets and liabilities and shareholders’ equity, such that all such information is presented in comparable monetary terms. The general price-level gain or loss reflected in the income statement indicates the effect of inflation on our net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered “monetary” for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level. Examples of “monetary” assets and liabilities include accounts receivable, accounts payable and cash.

     Income reported on a U.S. GAAP basis differs from that reported in accordance with Chilean GAAP principally due to basis differences in property, plant and equipment, accounting for deferred income taxes, acquisition through the issuance of shares, difference in accounting for investments in related companies and different goodwill amounts, difference in accounting for translation adjustment of foreign investments, difference in joint venture accounting, and differences in amortization periods for goodwill. The effect of inflation accounting under Chilean GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 23 of the notes to the Consolidated Financial Statements.

Factors Affecting Comparability

     In July 2001, as a result of the joint venture with Cristalerias de Chile S.A. by which we formed Envases CMF S.A., we deconsolidated the results of Multipack and subsequently only recognize the results of Multipack on our consolidated balance sheets under “Investments in related companies.”

     During 2003, there were no changes in the application of Chilean GAAP as compared to the previous year that could materially affect the comparability of the financial statements.

Critical Accounting Policies

     Discussion of critical accounting policies

     In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of our results of operations and financial position in the preparation of financial statements in conformity with Chilean GAAP and U.S. GAAP (with respect to the reconciliation of net income and shareholders’ equity and additional disclosures required by U.S. GAAP). We cannot assure you that actual results will not differ from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates and assumptions about the effect of matters that are inherently uncertain. For a more detailed discussion of accounting policies significant to our operations, please see Note 1 to our Consolidated Financial Statements.

     Allowance for doubtful accounts

     We evaluate the collectibility of our trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, our recent loss history and an overall assessment of past due trade accounts receivable amounts outstanding. As of December 31, 2003, our accounts receivable balance was Ch$53,482 million, net of allowances for doubtful accounts of Ch$3,071 million.

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

Goodwill and other intangible assets

     Goodwill and other intangible assets are stated on the basis of cost plus price-level restatements and are amortized, principally on a straight-line basis, over the estimated future periods benefited (not exceeding 20 years). Intangible assets consist primarily of bottling and distribution rights in specific territories. Goodwill and other intangible assets are periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business or assets to which they relate may not be recoverable. As such events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices, marketing spending and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate. In 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142 (“Goodwill and Other Intangible Assets”) for the purposes of U.S. GAAP reporting. We performed the impairment tests of our goodwill and concluded that no impairment charge was necessary.

     Deferred tax assets

     We record a valuation allowance to reduce the carrying value of our deferred tax assets to an amount that is more likely to be realized. While we have considered future taxable income and prudent and feasible tax planning strategies in assessing the need for the valuation allowance, should we determine that it would not be possible to realize all or part of net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination was made.

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

Summary of Operations

     We engage primarily in the production and distribution of Coca-Cola soft drinks in Chile, Brazil and Argentina. In Chile, we also produce and distribute fruit juices, other fruit flavored beverages and mineral water. In Brazil, we distribute beer, energy drinks, fruit flavored beverages and Nestea iced tea; and in Argentina, we distribute fruit flavored beverages and soda water. In addition, we produce PET bottles primarily for our own use and for sale to other Coca-Cola bottlers in Chile and Argentina.

     The following table sets forth, for the periods indicated, the net sales and operating income for our operations in Chile, Brazil and Argentina, respectively, expressed in each case in millions of Chilean pesos and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2001			2002			2003
				(amounts in millions of Ch$)
Net sales:
Chile	Ch$	198,129	39.5%	Ch$	188,932	47.0%	Ch$	194,167	50.2%
Brazil		146,484	29.2		144,423	35.9		118,635	30.7
Argentina		156,788	31.3		69,044	17.2		76,179	19.7
Intercountry eliminations		(52)	—		(175)	—		(2,125)	(0.5)

Total	Ch$	501,349	100.0%	Ch$	402,224	100.0%	Ch$	386,856	100.0%

Operating income:
Chile	Ch$	40,880	70.4%	Ch$	36,566	87.2%	Ch$	37,204	78.0%
Brazil		5,585	9.6		5,617	13.4		6,991	14.7
Argentina		11,611	20.0		(247)	(0.6)		3,504	7.3

Total	Ch$	58,076	100.0%	Ch$	41,937	100.0%	Ch$	47,700	100.0%

     The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in millions of Chilean pesos and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2001			2002			2003
				(amounts in millions of Ch$)
Net sales:
Soft drinks	Ch$	435,978	87.0%	Ch$	347,785	86.5%	Ch$	334,986	86.6%
Other beverages(1)		45,692	9.1		39,760	9.9		40,609	10.5
Packaging		19,679	3.9		14,679	3.6		11,262	2.9

Total	Ch$	501,349	100.0%	Ch$	402,224	100.0%	Ch$	386,856	100.0%

Operating income:
Soft drinks	Ch$	50,970	87.8%	Ch$	36,036	85.9%	Ch$	43,294	90.8%
Other beverages(1)		6,703	11.5		4,863	11.6		3,698	7.8
Packaging		494	0.8		1,038	2.5		708	1.5
Eliminations and others(2)		(91)	(0.1)		—	—		—	—

Total	Ch$	58,076	100.0%	Ch$	41,937	100.0%	Ch$	47,700	100.0%

(1)	Includes, in Chile, juices and mineral water; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored juices and water.

(2)	Eliminations represent intercompany sales and unrealized profits.

     The following table sets forth, for the periods indicated, information derived from our consolidated income statements:

	Year ended December 31,
	2001			2002			2003
				(amounts in millions of Ch$)
Net sales	Ch$	501,349	100.0%	Ch$	402,224	100.0%	Ch$	386,856	100.0%
Cost of sales		(315,231)	(62.9)		(264,788)	(65.8)		(247,212)	(63.9)

Gross profit		186,118	37.1		137,436	34.2		139,644	36.1
Administrative and selling expenses		(128,042)	(25.5)		(95,499)	(23.7)		(91,944)	(23.8)

Operating income		58,076	11.6		41,937	10.5		47,700	12.3
Non-operating income (expenses), net		(16,152)	(3.2)		7	—		(30,932)	(8.0)
Income taxes, minority interest (net)		(7,524)	(1.5)		(8,593)	(2.1)		(1,013)	(0.3)

Net income	Ch$	34,400	6.9%	Ch$	33,351	8.4%	Ch$	15,755	4.1%

Results of Operations for the Years Ended December 31, 2002 and 2003

	Chile				Brazil				Argentina				Total(1)
	2002		2003		2002		2003		2002		2003		2002		2003
							(millions of Ch$)
Revenues:
Net sales	Ch$	188,932	Ch$	194,167	Ch$	144,423	Ch$	118,635	Ch$	69,044	Ch$	76,179	Ch$	402,224	Ch$	386,856
Cost sales		(112,803)		(116,806)		(100,714)		(78,200)		(51,447)		(54,332)		(264,788)		(247,212)
Gross profit		76,130		77,361		43,709		40,435		17,597		21,847		137,436		139,644
Administrative and selling expenses		(39,564)		(40,158)		(38,092)		(33,444)		(17,844)		(18,343)		(95,499)		(91,944)

Operating income	Ch$	36,566	Ch$	37,204	Ch$	5,617	Ch$	6,991	Ch$	(247)	Ch$	3,504	Ch$	41,937	Ch$	47,700

(1)	The total does not equal the sum of all the franchise territories due to intercountry eliminations.

     Net Sales

     Our net sales in 2003 were Ch$386,856 million, representing a 3.8% decrease compared to Ch$402,224 million in 2002. The decline in 2003 is principally explained by lower average income in our three franchise territories. This is a result of stable nominal prices in Chile and the effect of the appreciation of the Chilean peso compared to the Brazilian and Argentine currencies. In 2003, the observed exchange rate of Ch$593.8 per US dollar was 17.4% lower than that recorded at December 31, 2002. Our sales volume in 2003 increased 4.5% in comparison to 2002. Net sales of Coca-Cola soft drinks decreased 3.7% during 2003, net sales of other beverages increased 2.1% and net sales of PET packaging decreased 23.3%.

     In Chile, net sales were Ch$194,167 million in 2003, representing a 2.8% increase compared to 2002. Net sales of Coca-Cola soft drinks in Chile in 2003 were Ch$164,856 million, representing an increase of 3.1% compared to 2002. This increase was due primarily to a 4.5% increase in volume sales of soft drinks partially offset by a decrease of average income per unit case of 3.1% in real terms. During 2003, our estimated average market volume share in Chile grew from 66.1% to 66.8%, principally due to market strategies implemented during the year focused on offering competitive prices and formats in order to maintain or increase our market volume share without losing value share. Value share increased from 68.0% in 2002 to 69.0% in 2003.

     Our net sales of fruit juices and mineral water to third parties in Chile were Ch$29,311 million in 2003, representing an increase of 1.0% from 2002. This increase in net sales of fruit juices and mineral water resulted primarily from an increase of 3.8% in sales volume. The increase in sales volume is principally explained by 4.7% growth in mineral water sales volumes partially offset by a decrease in average income per unit case of these soft drinks of 2.6% in 2003 compared to 2002.

     In Brazil, our net sales in 2003 were Ch$118,635 million, 17.9% lower than in 2002. Net sales of Coca-Cola soft drinks in Brazil were Ch$108,116 million, representing a 19.6% decrease compared to 2002. This decrease is principally explained by the effect of the appreciation of the Chilean currency in 2003 compared to the Brazilian real and to a decrease in sales volume. Sales volume of Coca-Cola soft drinks in Brazil decreased 6.1%, reaching 127.8 million UCs. Average income per unit case of soft drinks, expressed in reals of December 31, 2003 purchasing power, increased 3.0% in real terms, as a result of our efforts to partially compensate the effects of the inflation and costs increases.

     Our beer, juice and water operations in Brazil generated net sales in 2003 of Ch$10,519 million, representing a 6.3% increase compared to 2002. Average beer, juice and water prices in reals increased 9.0% in 2003 compared to 2002 in real terms, as part of our pricing strategy. Sales volume for beer, juice and water increased 15.1%, principally driven by growth in beer sales.

     In Argentina, our net sales in 2003 were Ch$76,179 million, representing a 10.3% increase compared to 2002. This increase is principally explained by the higher total sales volume of 22.3% during 2003 together with an increase in the average income per unit case of 10.4% in real terms, partially offset by the effect of the translation of results in Argentina to Chilean GAAP. Sales volume of Coca Cola soft drinks in 2003 grew 23.9% from 2002, reaching 81.7 million UCs. This growth was driven mainly by the successful reintroduction of the returnable bottle format (that on average was 40% of our total sales volume), and distribution and pricing strategies.

     Net sales of PET packaging in Argentina were Ch$13,387 million in 2003, representing a decrease of 9.9% compared to 2002. Volume sales of PET containers in 2003 were 13.6 million bottles, representing a decrease of 18.7% and 522.0 million pre-forms, representing an increase of 6.9%, compared to 2002.

     Cost of Sales

     Cost of sales were Ch$247,212 million in 2003, constituting 63.9% of net sales, compared to Ch$264,788 million, or 65.8% of net sales in 2002. The decrease in cost of sales as a percentage of net sales in 2003 was principally attributable, in part, to the appreciation in the rate of exchange of our operating currencies versus the U.S. dollar, which resulted in a reduction in our U.S. dollar-linked operating costs, and the conversion of the Argentine and Brazilian results to Chilean GAAP. The appreciation of the currencies against the US dollar in 2003 were as follows: Chilean peso 17.4%, the Brazilian real 18.2% and the Argentine peso 13.1%. The variations in the average rates of exchange for the three countries in 2003 compared to 2002 were: Chilean peso devalued 0.6%, the Brazilian real devalued 7.9% and the Argentine peso appreciated 1.1%.

     For our Chilean operations, cost of sales represented 60.2% compared to 59.7% of Chilean net sales in 2002. For our Brazilian operations, cost of sales represented 65.9% of Brazilian net sales in 2003, compared to 69.7% in 2002. For the Argentine operations, cost of sales represented 71.3% of Argentine net sales in 2003, compared to 74.5% in 2002.

Gross Profit

     Due to the aforementioned, gross profit in 2003 increased by 1.6%, reaching Ch$139,644 million, or 36.1% of net sales, compared to Ch$137,436 million, or 34.2% of net sales in 2002.

Administrative and Selling Expenses

     Administrative and selling expenses, which we refer to as “SG&A,” decreased 3.7% to Ch$91,944 million in 2003 (23.8% of 2003 net sales) compared to Ch$95,499 million (23.7% of 2002 net sales) in 2002. As a percentage of net sales, our Chilean operations had SG&A expenses of 20.7% in 2003, compared to 20.9% in 2002; our Brazilian operations had SG&A expenses of 28.2% in 2003 compared to 26.4% in 2002; and our Argentine operations had SG&A expenses of 24.1% in 2003 compared to 25.8% in 2002.

     In Chile, SG&A expenses increased 1.5%, principally due to higher distribution costs that resulted from a 6.0% increase in sales volume in 2003 compared to 2002. In Brazil, SG&A expenses decreased 12.2%, principally explained by the effect of the 5.3% decrease in volume sales. In Argentina, SG&A expenses increased 2.8% due to the 22.3% increase in sales volume, partially offset by the effect on the translation of figures to Chilean GAAP discussed above.

Operating Income

     As a consequence of the above mentioned, operating income increased 13.7% in 2003 to Ch$47,700 million, or 12.3% of net sales, compared to Ch$41,937 million, or 10.5% of net sales in 2002.

Nonoperating Income (Expense), Net

     The following table sets forth, for the periods indicated, the items of nonoperating income (expense), net:

	Year ended December 31,
	2002		2003
	(millions of Ch$)
Financial income	Ch$	24,780	Ch$	30,862
Share of income from affiliated companies		9,210		1,823
Other non-operating income		2,510		9,440
Amortization of goodwill		(8,075)		(6,618)
Financial expenses		(20,403)		(19,980)
Other non-operating expenses		(24,960)		(7,810)
Price-level restatement and exchange gain (loss)		16,945		(38,649)

Non-operating income (expense), net	Ch$	7	Ch$	(30,932)

     Non-operating income (expense), net, was a loss of Ch$30,932 million in 2003, compared to an income of Ch$7 million in 2002, representing a decrease of Ch$30,939 million. This loss is principally explained by the 17.4% appreciation of the Chilean peso, which had a negative impact on our positive U.S. dollar net asset position (reflected in the above table as Price-level restatement and exchange gain (loss)). Comparably, during 2002 the effect was the contrary, as there was a 9.7% devaluation in the December 2001 and December 2002 period, thus having a positive impact on our results of operations. Part of the negative effects resulting from the appreciation of the Chilean peso against the U.S. dollar, was offset by higher financial income generated by hedge agreements taken for these assets including cross currency swaps and forwards.

     During 2002, we registered a one-time profit of US$15.3 million as a result of the sale to Molson Canada of Cervejaria Kaiser S.A., in which our subsidiary Rio de Janeiro Refrescos Ltda. had an ownership interest of 3.8% (reflected in the above table in Share of income from affiliated companies). Finally, during 2002 the Company incurred indemnity payments due to the Edasa restructuring (shut down of Mendoza and Rosario plants) and wrote down the pertaining assets. Additionally, a loss was registered as a result of the devaluation of the real and Argentine peso, which affected the conversion of monetary assets. All the aforementioned was registered as other non-operating expenses.

     Income Taxes

     Income taxes in 2003 decreased 88.2% to Ch$1,010 million compared to Ch$8,590 million in 2002. The decrease is principally explained by:

—	Lower taxable base in Chile due to lower profits;
—	Absorption of Cipet by Embotelladora del Atlántico S.A., which resulted in that packaging business not paying taxes as it benefited from taxable losses existing in Edasa;
—	Partial recognition of benefits arising from taxable losses existing in Brazil and Argentina (deferred taxation); and
—	During 2002, Sterling Pacific (located in Uruguay) paid taxes whereas its successor, Abisa Corp. (located in British Virgin Islands), was not subject to taxation.

     Net Income

     As a result of the above mentioned, net income in 2003 was Ch$15,755 million, representing 4.1% of net sales and a decrease of 52.8% compared to net income of Ch$33,351 million in 2002.

Results of Operations for the Years Ended December 31, 2001 and 2002

	Chile				Brazil				Argentina				Total(1)
	2001		2002		2001		2002		2001		2002		2001		2002
							(millions of Ch$)
Revenues:
Net sales	Ch$	198,129	Ch$	188,932	Ch$	146,484	Ch$	144,423	Ch$	156,788	Ch$	69,044	Ch$	501,349	Ch$	402,224
Cost sales		(113,969)		(112,803)		(100,910)		(100,714)		(100,405)		(51,447)		(315,231)		(264,788)
Gross profit		84,159		76,130		45,574		43,709		56,384		17,597		186,117		137,436
Administrative and selling expenses		(43,280)		(39,564)		(39,989)		(38,092)		(44,773)		(17,844)		(128,042)		(95,499)

Operating income	Ch$	40,879	Ch$	36,566	Ch$	5,586	Ch$	5,617	Ch$	11,611	Ch$	(247)	Ch$	58,076	Ch$	41,937

(1)	The total does not equal the sum of all the franchise territories due to intercountry eliminations.

     Net Sales

     Our net sales in 2002 were Ch$402,224 million, representing a 19.8% decrease compared to Ch$501,349 million in 2001. The decline in 2002 was principally a result of lower net sales from our operations in Argentina due to the economic crisis in that country, and to a lesser extent from lower net sales in Chile and Brazil. Our sales volume in 2002 decreased 3.5% in comparison to 2001. Net sales of Coca-Cola soft drinks decreased 20.2% during 2002, net sales of other beverages decreased 13.0% and net sales of PET packaging decreased 25.4%.

     In Chile, net sales were Ch$188,932 million in 2002, representing a 4.6% decrease compared to 2001. On a comparable basis and excluding net sales of PET packaging, which have not been consolidated as part of our results of operations since July 2001 (See “Factors Affecting Comparability” and “Item 4. Information on the Company—Part A. History and Development of the Company—History—PET Joint Venture”), net sales declined 2.6%. Net sales of Coca-Cola soft drinks in Chile in 2002 were Ch$159,922 million, representing an increase of 0.3% compared to 2001. This increase was due primarily to a 0.9% increase in volume sales of soft drink offset by a decrease of average prices of 0.6% in constant currency. During 2002, our estimated average market share in Chile declined from 67.6% to 66.1%, principally due to increased price competition.

     Our net sales of fruit juices and mineral water to third parties in Chile were Ch$29,010 million in 2002, representing a decrease of 16.3% from 2001. This decrease in net sales is explained by a decrease of average sales prices by 5.7% in constant currency and by an 11.2% decline in sales volume. The decrease in sales volume is principally explained by a 16.7% decline in juice sales volumes as a result of a decrease in Andina’s market share for juices in the Chilean territory from 39% to 36%.

     In Brazil, our net sales in 2002 were Ch$144,423 million, 1.4% lower than in the previous year. Net sales of Coca-Cola soft drinks in Brazil were Ch$134,527 million, representing a 2.1% decrease compared to 2001. Sales volume of Coca-Cola soft drinks increased 2.0%, reaching 136.2 million UCs. Average sales prices of soft drinks, expressed in reals, increased 12.0%, as a result of our efforts to partially compensate the effects of the currency devaluation and the attendant increase, in local currency, of U.S. dollar-denominated costs.

     Our beer, juice and mineral water operations in Brazil generated net sales in 2002 of Ch$9,896 million, representing a 9.9% increase. Average beer prices in reals increased 10.3% in 2002, as part of our pricing strategy. Sales volume for beer, juice and mineral water increased 9.0%, principally driven by growth in juice sales as a result of the launch of new products in 2002.

     In Argentina, our net sales in 2002 were Ch$69,044 million, representing a 56.0% decrease from 2001. This decrease is principally explained by the average devaluation of 202.5% of the Argentine peso in 2002 in comparison with 2001. Net sales of Coca-Cola soft drinks were Ch$53,336 million, representing a decrease of 61.7% compared to 2001. This is principally explained by the currency devaluation referred to above, together with a 16.4% decrease in Coca-Cola soft drinks sales volume. These effects were partially compensated by an increase in average Coca-Cola soft drink sales prices in Argentine pesos of 29.6% compared to 2001, as well as an increase in market share of 160 basis points.

     Net sales of PET packaging in Argentina were Ch$14,855 million in 2002, representing a decrease of 5.0% compared to 2001. Volume sales of PET containers in 2002 were 16.7 million bottles, representing a decrease of 24.8% and 488.4 million pre-forms, representing an increase of 4.0% compared to 2001. The decrease in bottle volume is principally explained by lower soft drink sales volumes as a result of the economic crisis in Argentina.

     Cost of Sales

     Cost of sales were Ch$264,788 million in 2002, representing 65.8% of net sales, compared to Ch$315,231 million, or 62.9% of net sales in 2001. The increase as a percentage of net sales in 2002 was principally attributable to higher U.S. dollar-linked costs, resulting from currency devaluations of the Chilean peso of 9.1%, of the Brazilian real of 24.3% and of the Argentine peso of 202.5%, on average.

     For our Chilean operations, cost of sales represented 59.7% compared to 57.5% of net sales in 2001. For our Brazilian operations, cost of sales represented 69.7% of net sales in 2002, compared to 68.9% in 2001. For the Argentine operations, cost of sales represented 74.5% of net sales in 2002, compared to 64.0% in 2001.

     Gross Profit

     Gross profit in 2002 decreased by 26.2% to Ch$137,436 million, or 34.2% of net sales, compared to Ch$186,117 million, or 37.1% of net sales in 2001. The decrease in gross profit is principally explained by lower profits in the Argentine operations as well as lower margins in the Chilean and Brazilian operations.

     Administrative and Selling Expenses

     SG&A expenses decreased 25.4% to Ch$95,499 million in 2002 (23.7% of 2002 net sales) compared to Ch$128,042 million (25.5% of 2001 net sales) in 2001. As a percentage of net sales, our Chilean operations had SG&A expenses of 20.9% in 2002, compared to 21.8% in 2001; the Brazilian operations had SG&A expenses of 26.4% in 2002 compared to 27.3% in 2001; and the Argentine operations had SG&A expenses of 25.8% in 2002 compared to 28.6% in 2001.

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

     Operating Income

     Operating income decreased 27.8% in 2002 to Ch$41,937 million, or 10.4% of net sales, compared to Ch$58,076 million, or 11.6% of net sales in 2001.

     Non-operating Income (Expense), Net

     The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	Year ended December 31,
	2001	2002
	(millions of Ch$)
Financial income	33,787	24,780
Share of income (loss) from affiliated companies	(1,421)	9,210
Other non-operating income	31,349	2,510
Amortization of goodwill	(11,145)	(8,075)
Financial expenses	(34,526)	(20,403)
Other non-operating expenses	(27,207)	(24,960)
Price-level restatement and exchange gain (loss)	(6,989)	16,945

Non-operating income (expense), net	(16,152)	7

     Non-operating income (expense), net was an income of Ch$7 million in 2002, compared to an expense of Ch$16,152 million in 2001, representing an increase of Ch$16,159 million. This income is principally explained by the extraordinary gain relating to the sale of our stake in Cervejarias Kaiser; together with income resulting from a price level restatement compared to a charge in the previous year (this is explained by the effect of the Chilean peso devaluation against the U.S. dollar of 9.7% between December 31, 2001 and December 31, 2002, over our positive net asset position); and accrual of net financial income compared to an expense in the previous year.

     Income Taxes

     Income taxes in 2002 increased 14.5% to Ch$8,590 million compared to Ch$7,502 million in 2001. The increase is principally explained by an increase in taxable asset values resulting from a relative devaluation of the Chilean peso compared to the U.S. dollar and an increase in the income tax rate.

     Net Income

     Net income in 2002 was Ch$33,351 million, representing 8.3% of net sales and a decrease of 3.0% compared to 2001.

Impact of Inflation

     Under Chilean GAAP, we are required to restate non-monetary assets and liabilities, UF- and foreign currency-denominated assets and liabilities, shareholders’ equity and income and expense accounts, to reflect the effect of variations in the purchasing power of the Chilean peso. However, Chilean peso-denominated monetary assets and liabilities are not restated, so inflation has the adverse effect of diminishing the purchasing power of a company’s monetary assets, which are not price-level indexed, and has the positive effect of reducing the real value of monetary liabilities. See Note 1(c) of the notes to the Consolidated Financial Statements.

     Non-monetary assets and liabilities, shareholders’ equity and income and expense accounts are generally restated using the Chilean consumer price index (CPI), based on the “prior month rule” in which inflation adjustments are based on the CPI at the end of the month preceding the period end. Monetary assets and liabilities in UF and foreign currency are restated at period-end value of UF and exchange rates, respectively.

     Price-level restatement can have a significant effect on our net income. The size of the price-level restatement for any period will primarily depend on the amount of local and foreign currency-denominated monetary assets and liabilities and the effect of inflation and the foreign exchange rate on such assets and liabilities. Periods of both moderate inflation and depreciation of the Chilean peso against the U.S. dollar will tend to result in a modest amount of price-level restatement. Conversely, the real appreciation of the Chilean peso generally leads to a high amount of price-level restatement. Given the unpredictable nature of the foreign exchange markets and, to a lesser extent, inflation, there can be no assurance that price-level restatement will continue to be an insignificant component of net income or that it will not result in income statement expense in the future.

     During the third quarter of 1998, Technical Bulletin No. 64 was approved and applied retroactively to January 1, 1998. In our case, such bulletin required a return to accounting in U.S. dollars for all investments outside Chile. This methodology has an immaterial effect on results for the period and requires that the exchange rate difference be recorded in a reserve sub-account of shareholders’ equity.

     The following table sets forth, for the periods indicated, variations among the CPI, UF and U.S. dollar:

	Year ended December 31,
	2001		2002	2003
CPI variation	3.1%	3.0%	1.0%
UF variation	3.1%	3.0%	1.1%
U.S. dollar variation	14.1%	9.7%	(17.4%)

     The effects of price-level restatement are summarized below:

	Year ended December 31,
	2001		2002		2003
	(millions of Ch$)
Shareholders’ equity	Ch$	(10,980)	Ch$	(9,819)	Ch$	(3,989)
Liabilities		(8,438)		(5,234)		(4,689)
Property, plant and equipment		2,562		2,422		732
Other assets		7,962		6,835		3,748

Balance sheet adjustments		(8,895)		(5,795)		(4,198)
Income statement adjustments		(986)		(1,471)		131
Foreign exchange (loss) gain		2,892		24,212		(34,582)

Price-level restatement and exchange (loss) gain	Ch$	(6,989)	Ch$	16,945	Ch$	(38,649)

Impact of Foreign Currency Fluctuations

     We use numerous raw materials, including sugar, resin, and aluminum in producing beverages and containers. We purchase these raw materials from both domestic and international suppliers. See “Item 4. Information on the Company—Part B. Business Overview—Raw Materials and Supplies.” Because we often are required to purchase raw materials in the international markets using U.S. dollars, we are subject to local currency risk in each country where we have operations. If the Chilean peso, Brazilian real or Argentine peso were to devalue against the U.S. dollar, the cost of certain raw materials could rise significantly, which, in turn, could adversely affect our net income. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.

     In Chile we had losses of Ch$34,582 million in 2003 due to the appreciation of the Chilean peso, compared to a positive impact of foreign currency fluctuation in 2002 in the amount of approximately Ch$24,212 million, due to our net asset position in U.S. dollars amounting to a total of approximately US$284 million. In Argentina and Brazil, we recognized a profit in 2003 amounting to Ch$3,851 million and losses amounting in the aggregate to Ch$7,068 million in 2002. These result from the application of the Argentine and Brazilian exchange rates in the currency conversion undertaken in our financial statements as of December 31, 2002 and 2003, in accordance with the methodology set forth in Technical Bulletin N° 64 issued by the Chilean Institute of Accountants, which are reflected in other non-operating income and expenses, respectively.

     We use hedge agreements, including cross-currency swaps and forwards, to protect against foreign currency risk. In 2003, these agreements partially offset the negative effects of the appreciation of the Chilean peso. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

Impact of Governmental Policies

     Our business is dependent upon the economic conditions prevailing in our countries of operation. Various governmental economic, fiscal, monetary and political policies, such as those related to inflation or foreign exchange, may affect these economic conditions, and in turn may impact our business. These government policies may also affect investments by our shareholders.

     Please refer to “Item 3. Key Information—Risk Factors—Risks Relating to the ADSs and the Shares” and “Item 10. Additional Information,” for a discussion of governmental and political factors that could materially affect investments by U.S. shareholders. Further reference in this respect is made to the factors discussed under “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Exchange Controls and Withholding Taxes May Limit Repatriation of Your Investment.” For a discussion of governmental economic, fiscal, monetary and political policies that could materially affect our operations, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to Brazil” and “—Risks Relating to Argentina.”

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

     Our management believes that we, through these sources, have sufficient financial resources available to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends to stockholders. The amount and frequency of future dividends will be determined by our Board of Directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future.

     At December 31, 2003, our total liabilities (excluding minority interest) were Ch$282,443 million, representing a 7.2% decrease compared to December 31, 2002. The decrease in total liabilities resulted principally from a reduction in long term debt with banks and bond debt. At December 31, 2003, our long term liabilities included (i) long-term bank debt (excluding the current portion thereof) of Ch$49,309 million, (ii) long-term bond debt (excluding the current portion thereof) of Ch$122,181 million, (iii) long-term notes outstanding of Ch$229 million, and (iv) other long-term accrued liabilities and provisions of Ch$19,195 million, for a total of Ch$190,913 million of long-term liabilities compared to total long-term liabilities of Ch$215,972 million at December 31, 2002.

     Our short term liabilities, as of December 31, 2003 included (i) short-term bank debt of Ch$5,204 million, (ii) current portion of long-term bank liabilities of Ch$1,999 million, (iii) current portion of long-term bond debt of Ch$13,066 million, (iv) trade accounts payable of Ch$27,742 million, (v) notes payable to related companies of Ch$9,694 million, and (vi) other short-term liabilities, principally provisions and withholdings, for Ch$33,824 million, for a total of Ch$91,530 million of short-term liabilities compared to total short-term liabilities of Ch$88,496 million at December 31, 2002.

     The following table summarizes our contractual obligations and commercial commitments as of December 31, 2003:

	Payments Due by Period
		Years
		Less than
	Total	1 Year	1-3 Years	3-5 Years	More than 5 Years
		(in millions of constant Ch$ as of December 31, 2003)
Contractual obligations Long-term bank liabilities (1)	51,309	1,999	48,203	1,107	—
Short-term bank debt	5,204	5,204	—	—	—
Bonds payable (2)	135,246	13,066	22,334	34,867	64,979
Capital lease obligations	976	594	382	—	—
Purchase obligations	10,136	6,406	3,557	69	104

Total contractual obligations	202,871	27,269	74,476	36,043	65,083

(1)	See Note 12(b) to the Consolidated Financial Statements for additional information.

(2)	See Note 13 to the Consolidated Financial Statements for additional information.

     Our bond liabilities have a weighted average interest rate of 6.48%. Our bank liabilities have a weighted average interest rate of 6.84%. Additional information about the currency and interest rate structure of our obligations is given in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

     Treasury and Funding Policies

     The Board of Directors has been empowered by the shareholders to define our financing and investment policies. The bylaws of Embotelladora Andina S.A. do not define a strict financing structure, nor do they limit the types of investments that we may make. Traditionally, we have preferred to use our own resources to finance our investments.

     Our financing policy is that each subsidiary should finance its own operations. From this perspective, each subsidiary’s management should focus on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should increased financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our policy is to prefer local financing to allow for natural hedging. If local financing conditions are not acceptable, because of costs or other constraints, headquarters will provide financing.

     Our cash surplus policy is that headquarters shall invest any cash surplus in a portfolio of investment grade securities until such time as the Board makes a final decision as to the disposition of the surplus.

     Derivative instruments are utilized only for business purposes, and never for speculative purposes. For instance, forward currency contracts are used to cover the risk of local currency devaluation relative to the U.S. dollar in an amount approximately equal to our budgeted purchases of U.S. dollar-denominated raw materials. Depending on market conditions, instead of forward contracts, from time to time we prefer to utilize our cash surplus to purchase raw materials in advance to obtain better prices and a fixed exchange rate.

     Investing Activities

     Additions to property, plant and equipment during 2003 were Ch$25,343 million. Capital expenditures during 2003 were funded with cash flow operations and from borrowings under our available lines of credit.

     At December 31, 2003, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. Our management anticipates that additions to property, plant and equipment in 2004 will be in the range of US$36 million and plans to fund such additions through cash flows from operations and our available lines of credit.

     We believe that cash flow generated by operations, cash balances, available lines of credit, including from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

     Financing Activities

     As of December 31, 2003, we had Ch$210,858 million invested in time deposits and other short-term and long-term investments from the proceeds of the issuance of the Yankee Bonds and Local Bonds not included as cash equivalents for purposes of Chilean GAAP. As of that date, we had approved short-term credit lines in an amount equivalent to approximately Ch$87,526 million (US$147.4 million). The aggregate unused portion of such lines of credit at that date was equivalent to Ch$72,147 million (US$121.5 million).

     Our unused sources of liquidity include fourteen lines of credit. In Chile, we have US$94.0 million in credit available with six lines. In Brazil, we have US$50.0 million in credit available with six lines. In Argentina we have US$3.4 million in credit available with two lines.

     As of December 31, 2003, our debt ratings of current bonds are as follows:

Long-Term Debt
Bonds issued in the US market
Standard & Poor’s	BBB+
Fitch Ratings	A-
Bonds issued in the local market
Fitch Chile	AA-
Feller & Rate	AA

     In 2003, the principal uses of cash were investments in fixed assets of Ch$25,343 million and dividend payments of Ch$51,009 million. In 2002, the principal uses of cash were investments of fixed assets of Ch$24,079 million, and dividend payments of Ch$59,368 million.

     Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they related to us are (i) inflation accounting under Chilean GAAP, which has not been reversed in the reconciliation to U.S. GAAP, (ii) the accounting treatment of the acquisition of Inti and Cipet by us and the subscription of 24,000,000 shares of Common Stock by The Coca-Cola Company, (iii) the revaluation and depreciation of certain property, plant and equipment on the basis of a technical appraisal, (iv) different goodwill amounts and differences in amortization for goodwill, (v) the treatment of mandatory minimum dividends, (vi) difference in accounting for investments in related companies and joint ventures (vii) the accounting for deferred income taxes, (viii) the treatment of investment securities, (ix) the treatment of staff severance indemnities, (x) the accounting for the translation adjustment of foreign investments, (xi) the translation of financial statements of non-Chilean operations and (xii) the accounting for derivative instruments. Note 23 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

     Net income after reconciliation to U.S. GAAP was Ch$23,768 million lower in 2001, Ch$9,033 million higher in 2002, and Ch$1,564 million higher in 2003, in each case than net income as reported under Chilean GAAP for each respective year. See Note 23(m) of the notes to the Consolidated Financial Statements. Under Chilean GAAP, shareholders’ equity at December 31, 2002, was Ch$372,816 million, compared to Ch$360,763 million under U.S. GAAP, representing a difference of 3.2%. Under Chilean GAAP, shareholders’ equity at December 31, 2003 was Ch$302,935 million, compared to Ch$301,340 million under U.S. GAAP, representing a difference of 0.5%.

Trend Information

     Our results will likely continue to be influenced by changes in the level of consumer demand in the countries in which we operate, particularly Argentina and Brazil, resulting from economic measures that the governments of those countries have implemented, or may implement in the future, to solve present debt and fiscal deficit problems.

     Additionally, principal raw materials in the production of soft drinks, such as sugar and resin, may experience price increases in the future. Such price increases may affect our results if we are unable to pass the cost increases on to consumers due to depressed consumer demand and/or heightened competition.

     Increased competition from low-price brands is another factor that could limit our ability to grow, and thus negatively affect our results.

     Finally, exchange rate fluctuations, in particular the potential devaluations relative to the U.S. dollar of local currencies in the countries in which we operate, may adversely affect our results because of the impact on the cost of U.S. dollar-denominated raw materials and the conversion of monetary assets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management and Board of Directors

     According to Chilean law, we are managed by executive officers under the direction of our Board of Directors, which we refer to as the “Board.” In accordance with our By-Laws, the Board must consist of seven regular directors and seven alternate directors. Each director is assigned a specific alternate director. The directors may or may not be shareholders and will hold their offices for 3 years, and they may be re-elected indefinitely.1 All members of the Board are nominated and elected every three years by and during the Ordinary Annual Shareholders’ Meeting (hereinafter the “OSM”). Cumulative voting is permitted for the election of directors.

     The prior Board, which had authorization from the shareholders, appointed the current Board. In the event of a vacancy, the designated replacement director fills the vacancy for the remaining period of the director’s term. If the alternate director is unable or unwilling to serve, the Board may appoint a replacement to fill the vacancy, and the entire Board must be elected or re-elected at the next regularly scheduled shareholders’ meeting.

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

     Our Board has an executive committee (the “Executive Committee”) which has executive managerial oversight over our day-to-day management and operations. The Executive Committee meets on a weekly basis. Our executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

     Audit Committee

     By resolution approved at the ordinary shareholders’ meeting held April 17, 2001, and in accordance with the requirements of Law No. 19,705, we established a committee of the Board of Directors that is charged with monitoring the activities of the management more closely than in the past. This Committee is comprised of directors Mr. Albert Cussen Mackenna, Mr. José Antonio Garcés Silva, and Mr. Gonzalo Said Handal, and by their respective alternates.

     In accordance with Chilean law, this committee will have the following responsibilities:

(i)	To examine the findings of external auditors and account inspectors according to the balance sheets and other financial statements presented by the administrators or our liquidators or shareholders and to take a position on such findings before they are presented to shareholders for their approval.

[1]	In the case of Series A shares, in the event that there is 100% shareholder vote participation, it is necessary to have 14.29% of the total shares in order to elect a director of this series. In the case of series B shares, in the event that there is 100% shareholder vote participation, it is necessary to have a total of 50.1% of the total shares to elect a director.

(ii)	To make proposals to the Board, external auditors, and private risk consultants which shall be put to the shareholders at the shareholder’s meeting. In case of disagreements with the committee the directorship will be able to formulate their own proposal, submitting both for the consideration of the shareholders.

(iii)	To review information regarding operations as referred to by articles 44 and 89 of law 18,046 (The “Chilean Companies Law”) and to create a report concerning those operations. A copy of the report shall be mailed to the President of the Directorship, who will address the report in the session cited for the approval or rejection of the relevant transaction.

(iv)	To examine the system of remuneration and compensation used for the principal managers and executives.

(v)	Any other matter required by the law, the shareholders or the Board of Directors for the fulfillment of these obligations. For these purposes, the Committee met on March 24, June 23, July 18, October 24 and December 22, 2003, and discussed our balance sheets, other financial statements and the systems implemented by the internal auditors. It reviewed the information submitted by the external auditors and several contingencies occurring in the different countries where we operate.

The compensation for directors that are members of the committee has been fixed at 20 UF for both ordinary and special meetings that such directors attend.

     Our directors and executive officers as of December 31, 2003, are as follows:

Directors
José Antonio Garcés S. (1)	Chairman
Alberto Hurtado F.	Vice Chairman
José Said S. (2)(5)	Director
Glenn Jordan Schoenbohm	Director
Felipe Larraín Bascuñán	Director
Jaime Said D. (3)(5)	Director
Enrique Vicuña V. †	Director
Arturo Majlis A.	Alternate Director to Mr. Hurtado F.
Jorge Hurtado Carretón	Alternate Director to Mr. Jordan
Salvador Said S. (2)(3)(4)	Alternate Director to Mr. Said S.
Ernesto Bertelsen R.	Alternate Director to Mr. Larraín
José Antonio Garcés S., Jr. (1)	Alternate Director to Mr. Garcés S., Sr.
Gonzalo Said H. (2)(3)(4)	Alternate Director to Mr. Said D.
Mario Diez U.	Alternate Director to Mr. Vicuña

(1)	José Antonio Garcés S., Sr. is the father of José Antonio Garcés S., Jr.

(2)	José Said S. is the father of Salvador Said S. and the uncle of Gonzalo Said H.

(3)	Jaime Said D. is the father of Gonzalo Said H. and the uncle of Salvador Said S.

(4)	Salvador Said S. is the cousin of Gonzalo Said H.

(5)	Jaime Said D. is the cousin of José Said S.

†	Elected by holders of Series B shares.

The term for which these directors have been elected ends in April 2004.

Senior Executives
Jaime García Rioseco	Chief Executive Officer
Michael Cooper Allan	Chief Operating Officer
Osvaldo Garay A.	Chief Financial Officer
Pedro Pellegrini R.	Chief Legal & Communications Officer
Gonzalo Vergara D.	Chief Packaging Division & Global Procurement Officer
Raúl Ramírez V.	Chief Technical Officer
German Garib	Chief Information Officer
Renato Ramírez	General Manager of Chilean Soft Drink Operation
Carlos Lohmann	General Manager of Rio de Janeiro Refrescos Ltda.
Alejandro Feuereisen	General Manager of Edasa
Cesar Vargas	General Manager of Vital S.A.

     Mr. José Said Saffie has been a member of the Company since October of 1985. Mr. Said is also a partner and a director of Inversiones Freire Limitada, the investment group that controls Andina. Mr. Said is Chairman of BBVA Banco BHIF and has been on our board since 1985. Mr. Said is President of Parque Arauco and has held this position since May of 1995. Mr. Said has also been member of the Board of Directors of Envases del Pacífico since May of 1994. Mr. Said studied law at the University of Chile.

     Mr. José Antonio Garcés has been a member of the Board of Directors since August of 1985. Mr. Garcés is also a partner and member of the board of Directors of Inversiones Freire Limitada, which controls us.

     As of November 2000 Mr. Glenn Jordan has been and continues to be the President of the South Latin America Division of The Coca-Cola Company, comprised of Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay. Mr. Jordan has been a member of the Board of Directors of Andina since April 2001. Mr. Glenn Jordan joined The Coca-Cola Company in March 1978. He occupied several positions within The Coca-Cola Company in Colombia, the United States, Brazil and Argentina. He is also on the board of directors of a number of other bottling companies, such as Embonor S.A. and Montevideo Refrescos S.A. Mr. Jordan became the Executive Vice President and Operations Director of Coca-Cola Latin America effective January 9, 2003.

     Mr. Felipe Larraín Bascuñán became an Andina Board member in April of 2001. Mr. Larraín has also made a name for himself as a consultant to, and board member of, a number of companies throughout Chile, Latin America, the United States and Europe as well as being an economic advisor to the governments of Bolivia, Canada, Colombia, Costa Rica, Chile, Ecuador, El Salvador, Guatemala, Jamaica, Mexico, Nicaragua, Paraguay, Peru, the Dominican Republic and Venezuela.

     Mr. Alberto Hurtado F. is also a partner and director of Inversiones Freire Limitada, the investment group that controls Embotelladora Andina. Mr. Hurtado is also a partner and Chairman of Representaciones Grainco, a firm that deals with fishmeal and agricultural products. Mr. Hurtado is also a member of the Board of Directors of Financo, a financial institution.

     Mr. Jaime Said is a member of the Board of Directors of Andina. Mr. Said has been related to us since August 1985. Mr. Said is also a partner and director of Inversiones Freire Limitada, the investment group that controls Embotelladora Andina.

     Mr. Enrique Vicuña is a member of the Board of Directors of Andina and at present is Chairman of Las Rozas Foundation. Mr. Vicuña was General Manager of Andina from 1985 to 1990.

     Mr. Arturo Majlis is an alternate director of Andina.

     Mr. Jorge G. Hurtado joined Andina in 1969. Mr. Hurtado became marketing manager before joining the South America Division of The Coca-Cola Company as country manager for Chile in 1983. Mr. Hurtado became region manager for Chile, Paraguay and Bolivia in 1987 before moving to the Southwestern European Division as deputy division manager in 1990. Mr. Hurtado returned to Latin America as deputy division manager of the Andean Division in 1993. In 1996, Mr. Hurtado was appointed president and chief operating officer of Coca-Cola and Hit de Venezuela, a position he held until the Hit business was purchased by Panamco in 1997. In August 1997, Mr. Hurtado joined the Latin America Group staff as deputy to the Group President and in January 1998 he was appointed President of the Andean Division. In May 2000, Mr. Hurtado retired from The Coca-Cola Company and is now handling his own business.

     Mr. Salvador Said is currently serving as an alternate director of Andina. Mr. Said is director of Edelpa S.A., Parque Arauco S.A., BBVA Administradora de Fondos Mutuos BHIF S.A. and BHIF Administradora de Fondos de Inversión S.A. Mr. Said is also GLT of World Economic Forum.

     Mr. Ernesto Bertelsen is an alternate director of Andina. Mr. Bertelsen has been affiliated with us since 2000. Mr. Bertelsen has been Chairman of BHIF Asesorías Financieras (1999), BBVA Sociedad de Leasing Immobiliario BHIF S.A. (1999), and Comandari S.A. (1989–1993). Mr. Bertelsen has also been the director of BBVA Banco BHIF (2001); Continental Bank (1986) and Industrias Forestales S.A. (1985–1987).

     Mr. José Antonio Garcés Jr. is General Manager of Inversiones San Andrés Ltda. (Investment Company), alternate director of Andina, director of Banvida S.A. and director of Immobiliaria Las Brisas de Chicureo S.A.

     Mr. Gonzalo Said is an alternate director of Andina, director of BBVA Administradora de Fondos Mutuos BHIF S.A. and BHIF Asesorías y Servicios Financieros S.A. and executive vice president of several investment companies.

     Mr. Mario Diez serves as a Director in Texaco Chile S.A., San Cristobal Sheraton S.A., ITT Fluid Technology, Minera Cerro Colorado S.A. and Andina. He is a partner at the law firm of Cariola, Diez & Perez Cotapos.

     Mr. Jaime García is Chief Executive Officer of Andina. Mr. García joined us in 1977 as head of the research-studies department. In 1978, he was appointed general manager of Embotelladora Talca (today part of Embonor S.A.). In 1979, Mr. García was appointed general manager of Embotelladora Concepción (part of Embonor S.A.). In 1983, he became financial manager of Andina, a position that he held until 1987, when he was appointed general manager of ISASA (a subsidiary of Andina). In 1990, Mr. García was appointed general manager of Andina, a position which he held until 1993, when he became our Chief Executive Officer.

     Mr. Michael Cooper is our Chief Operating Officer. Mr. Cooper joined us in May 2000. In 1989, Mr. Cooper was the Chief Executive Officer of Inchape Coca-Cola bottling operations, with businesses in Chile, Peru and Russia. In 1999, Embonor S.A. bought Inchape Chilean and Peruvian bottling operations and Mr. Cooper became Chief Executive Officer of the consolidated entity.

     On October 31, 2002, Mr. Osvaldo Garay was appointed our Chief Financial Officer, previously he held the position of Chief Controlling Officer of Andina and has been with us since 1997. Prior to his tenure at Andina he held a similar position with Grupo Claro.

     Mr. Pedro Pellegrini is the Chief Legal & Communications Officer of Andina and has been with us since 1995. From 1986 to 1992, Mr. Pellegrini worked at Carey & Cia., the largest law firm in Chile. From 1992 to

1995, Mr. Pellegrini served as a Vice-president of Citibank, N.A. and Citicorp-Chile and was in charge of legal corporate matters. In June 1995, Mr. Pellegrini was hired by Andina as our Legal Counsel.

     Mr. Gonzalo Vergara is the Chief Procurement Officer and the Packaging Division Corporate Manager for Andina. Mr. Vergara has been with us since August of 1996. Mr. Vergara was previously Credit Manager and Manager of Development of Almacenes Paris S.A. from July 2000 to the present.

     Mr. Mr. Raul Ramirez has held the position of Chief Technical Officer at the corporate offices of Andina, reporting directly to the Chief Operating Officer. Mr. Raul Ramirez held the position of Deputy Manager of Operations in the Andina plant from August 1969 until August 1995. In 1995, Mr. Ramirez was promoted to Corporate Manager of Engineering, a position that he held until December of 1996. In January of 1997 Mr. Ramirez was transferred to our operations in Argentina – Cordoba, Edasa, acting as Technical Manager until July 2000.

     Mr. Germán Garib is the Chief Information Officer of Andina and has been with us since 1998. Previous to his tenure at Andina, he was the Marketing Manager of IBM Chile.

     Mr. Renato Ramírez is the General Manager of Andina (Soft Drink Operations) and has been with us since 1979. Mr. Ramírez began working as the head of the Budget and Costs Department and, in 1980, was appointed Planning Assistant Manager. From January 1988 to August 1990, he was the Commercial Manager of Embotelladora Williamson Balfour. From September 1990 to October 1992, Mr. Ramírez served as Marketing Manager for Telephone Company of Chile. In August of 1993, Mr. Ramírez returned to Andina as Commercial Manager, a position that he held until 1997.

     Mr. Carlos Lohmann is the President of Refrescos, a subsidiary of Andina, and has been with us since August 1997. He began his professional career in 1970 at IBM Brasil and throughout his approximately 25 year career at IBM, served in different positions, including Human Resources Manager, Commercial Operations Support Manager, Branch Office Operations Manager, Director of Customer Services in Brazil and in New York, Director of Customer Financing and General Manager of IBM Leasing. In 1992, he was appointed General Manager of the PC Company, a joint venture between IBM and Machline Group, in Sáo Paulo, and in 1995 he was appointed General Manager of the PC Company in Florida, U.S.

     Mr. Alejandro Feuereisen serves as General Manager of Embotelladora del Atlántico S.A. From September 1995 to July 1998, Mr. Feuereisen was Commercial Manager of Embotelladora del Atlántico S.A.. From 1993 to 1995, Mr. Feureisen was a Sales Manager at Andina and from 1981-1992 was an officer at Citibank, Santiago de Chile. During the last three years Mr. Feuereisen was Vice-President of the International Financial Institutions Group. From 1977 to 1980, Mr. Feuereisen served as Financial Analyst at Leasing Andino S.A., a subsidiary of Banco de Chile.

     Mr. César Vargas is the General Manager of Vital S.A. (Juices and Mineral Water Operations) and has been with us since 1978. Mr. Vargas began working as project engineer and Head of Electric Maintenance, and in 1985 was appointed Head of the Juice Division Plant in Santiago of Industrial Sud Andina S.A., a former subsidiary of Embotelladora Andina S.A., later on becoming Deputy Production Manager of the Juice and Mineral Water Division. In 1992, Vital S.A. was created and Mr. Vargas is appointed Operations Manager, a position that he held until 1998, when he was appointed General Manager.

Compensation

     Directors and alternate directors are paid an annual fee for attendance to Board meetings. The total compensation paid to each director or alternate director during 2003, which was approved by our shareholders, was as follows:

Compensation as
Director or Alternate
Director
(millions of Ch$)(1)
Alberto Hurtado F.	78.0
Arturo Majlis A.	15.6
Enrique Vicuña V.	40.7
Ernesto Bertelsen R.	15.6
Felipe Larraín B.	39.0
Glenn Jordan S.	39.0
Gonzalo Said H.	17.3
Jaime Said D.	78.0
Jorge Hurtado G.	15.6
José Antonio Garcés S. Sr.	78.0
José Antonio Garcés S. Jr.	17.3
José Said S.	78.0
Mario Diez U.	15.6
Salvador Said S.	15.6

(1)	The amounts paid to each director and director’s alternate for attendance at Board meetings varies in accordance with the position held and the time period during which such position was held.

     For the year ended December 31, 2003, the aggregate amount of compensation we paid to all directors and executive officers was Ch$2,259 million of which Ch$1,715 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual executive officers. We do not maintain any pension or retirement programs for our directors or executive officers. See “ — Employees.”

Employees

     On December 31, 2003, we had approximately 4,124 employees, including 1,268 in Chile, 1,442 in Brazil, and 1,414 in Argentina, of which 143, 0 and 342, respectively, were temporary employees. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand. On December 31, 2003, approximately 36.4%, 12.3% and 66% of our employees in Chile, Brazil and Argentina, respectively, were members of unions. Management believes that we generally have good relations with our employees. In fact, in Chile, Andina received two awards from independent organizations in 2003 highlighting our labor relations and the positive effect they have on our business.

     Pursuant to the collective bargaining agreement in Chile, employees dismissed without cause are entitled to severance pay equal to one month’s salary for every year of employment. We have made the required provisions for labor-related expenses according to approved accounting regulations. We contribute to a national health insurance system of government and privately operated facilities and do not contribute to pension funds because employees are subject to mandatory contributions to such funds or, for certain older employees, government-sponsored pension funds.

     Other than a four-day strike in June 1997, we have not experienced work stoppages in Chile in the past 20 years. We signed a new collective bargaining agreement with Unions No. 1 (workers) and No. 2 (employees) in 2003. During 2004, we will bargain collectively with Union No. 3 (which principally represents sales personnel).

     In Brazil, collective bargaining agreements are negotiated on an industry-wide basis, though individual companies can negotiate special terms for their affiliates that apply to all other employees in each state where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Rio de Janeiro Refrescos Ltda., there are five collective bargaining agreements currently in force: (1) two agreements for employees in the State of Rio de Janeiro: (a) one agreement with the Drinking Industry Employees’ Union from October 1, 2003 to September 30, 2004; (b) one with the Salesmen Union from October 1, 2003 to September 30, 2004; (2) one agreement for employees in the State of Minas Gerais with the Foodstuff Industry Employees’ Union from May 1, 2003 to April 30, 2004; and (3) two agreements for employees in the State of Espírito Santo: (a) one agreement with the Haulers’ Union from July 1, 2003 to June 30, 2004; (b) one agreement with the Salesmen Union from December 1, 2003 to November 30, 2004. Such agreements do not require us to increase wages on a collective basis. Only selected increases were granted, mainly in the manufacturing area. We provide benefits to our employees according to relevant legislation and to the collective bargaining agreements. Refrescos experienced its most recent work stoppages in January and in October 1990, for eight days in each case.

     In Argentina, 67% of Edasa’s employees are represented by local workers’ unions associated with a national federation of unions since they are included in collective bargaining agreements. The Chamber of Non-Alcoholic Bottling Companies (the “Chamber”) and the Federation of Unions of Non-Alcoholic Bottlers are parties to collective bargaining agreements that expired in April 1997 but which continue in effect until renegotiated.

     Argentine law requires severance payments upon dismissal without cause, calculated on the basis of one-month pay for each year of employment or a fraction thereof longer than three months. Employees hired after October 2, 1998, have a different severance payment system based on 1/12 of their monthly salary per month of service. Both severance payments are subject to maximum and minimum amounts. On January 6, 2001, the Argentine government, as a result of the Argentine economic emergency, declared Law 25,561 which is designed to seriously limit dismissals of employees by employers for 180 days (the effects of these limits have been extended until March 2003 under resolution N°883/02 of the government). Employers, however, may still dismiss their employees if they are willing to pay employees double, and if they hired them since January 2003, this resolution does not apply. Decrees 883/02 and 662/03 extended this dismissals’ limitation until the end of June 2003.

     In 1999 Edasa completed a new plant in the Province of Córdoba with the latest technological advances and consolidated its operations in the new plant. During July, 2002, Edasa performed a restructuring process which aimed to transform its productive centers in the Provinces of Santa Fe and Mendoza into logistic centers and at centralizing its production in the Province of Córdoba. Consolidated operations and centralized production in the new plant resulted in greater than normal labor turnover. Both the consolidation and the centralization processes resulted in extraordinary one-time labor costs.

     As of December 31, 2003, Edasa had no pension fund liabilities. Employees contribute, on the basis of automatic withholding, to either the privately administered retirement funds or to the government social security system. Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees.

Share Ownership of Directors, Members of the Audit Committee and Senior Executives

     The following tables set forth the amount and percentage of our shares beneficially owned by our directors, members of the Auditors Committee and senior executives as of December 31, 2003.

(1)	José Antonio Garcés Silva (Senior) holds shares of Andina as follows:

•	As direct share ownership, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
49,600	0.01%

•	As indirect share ownership through other companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
8,224,933	2.16%

•	As beneficial owner, through Dolovan Finance Inc., foreign company which holds a 25% stake in the controlling shareholders Inversiones Freire Limitada and Inversiones Freire Dos Limitada, the following shares and percentage:

Amount of Series A Shares	% Series A Shares
49,983,049	13.15%

•	As beneficial owner, indirectly through Dolovan Finance Inc., and this through other Chilean companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
18,462,219	4.86%

(2)	Alberto Hurtado Fuenzalida holds shares of Andina as follows:

•	As direct share ownership, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
49,600	0.01%

•	As indirect share ownership through other companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
4,170,726	1.10%

•	As beneficial owner, through Hydra Investments and Shipping Corp., foreign company which holds a 25% stake in the controlling shareholders Inversiones Freire Limitada and Inversiones Freire Dos Limitada, the following shares and percentage:

Amount of Series A Shares	% Series A Shares
50,001,651	13.15%

•	As beneficial owner, indirectly through Hydra Investments and Shipping Corp., and this through other Chilean companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
24,985,066	6.58%

(3)	José Said Saffie holds shares of Andina as follows:

•	As direct share ownership, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
49,600	0.01%

•	As indirect share ownership through other companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
8,839,318	2.33%

•	As beneficial owner, through Ledimor Financial Corp., foreign company which holds a 25% stake in the controlling shareholders Inversiones Freire Limitada and Inversiones Freire Dos Limitada, the following shares and percentage:

Amount of Series A Shares	% Series A Shares
50,001,651	13.15%

•	As beneficial owner, indirectly through Ledimor Financial Corp., and this through other Chilean companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
15,189,738	4.00%

(4)	Jaime Said DeMaria holds shares of Andina as follows:

•	As direct share ownership, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
49,600	0.01%

•	As indirect share ownership through other companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
499,362	0.13%

•	As beneficial owner, through Wilsim Corporation, foreign company which holds a 25% stake in the controlling shareholders Inversiones Freire Limitada and Inversiones Freire Dos Limitada, the following shares and percentage

Amount of Series A Shares	% Series A Shares
50,001,651	13.15%

•	As beneficial owner, indirectly through Wilsim Corporation, and this through other Chilean companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
31,194,399	8.21%

(5)	José Antonio Garcés Silva (Junior) holds shares of Andina as follows:

•	As indirect share ownership through other companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
1,536,141	0.40%

(6)	Salvador Said Somavía holds shares of Andina as follows:

•	As indirect share ownership through other companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
4,584,146	1.21%

(7)	Gonzalo Said Handal holds shares of Andina as follows:

•	As indirect share ownership through other companies, the following shares and percentage:

Amount of Series B Shares	% Series B Shares
4,458,743	1.17%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2003, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

		% of Series A		% of Series B
Shareholder	Series A	Shares	Series B	Shares(1)
Freire	200,006,603	52.61%	181,469,184	47.74%
The Bank of New York(2)	50,951,790	13.40	79,642,440	20.95
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04
AFPs as a group	52,590,913	13.83	15,764,785	4.15
Principal foreign mutual funds as a group	14,564,725	3.83	16,746,197	4.41
Directors and executive officers as a group	173,624	0.05	411,877	0.11

(1)	The ownership percentages listed above reflect the voting and economic interests of Andina’s shareholders.

(2)	Acting as depositary for the ADRs.

     Freire holds a controlling interest in Andina. Freire is beneficially owned in equal interests by Messrs. Jaime Said D., Alberto Hurtado F., José Said S. and José Antonio Garcés S., each of whom is also a director of Andina. Accordingly, each Freire partner may be deemed the beneficial owner of all of the interests in shares owned by Freire. Pursuant to an agreement among partners, dated May 29, 1992, which shall remain in effect for so long as Freire is in existence, each partner in Freire shall not, except as set forth below, dispose of his pro rata portion of the shares of our stock. Any interest held by a partner in excess of such pro rata portion may be disposed of freely. With regard to any sales of shares that would cause such partner’s holding to fall below his pro rata portion, the selling partner must grant to the other partners a right of first refusal with respect to all interests of which he wishes to dispose. The four Freire partners also have agreed to rotate the position of Chairman of the Board among themselves annually with Mr. José Antonio Garcés Silva, as the current chairman.

     At an extraordinary shareholders’ meeting held on September 30, 1996, our shareholders approved the Reclassification whereby each outstanding share of Common Stock was replaced by one newly issued Series A Share and one Series B Share. Series A Shares have full voting power and are entitled to elect six of seven regular and alternate directors. Series B Shares have no voting power but for the power to elect one regular and one alternate director, and are entitled to a dividend equal to 10% more than any dividends for Series A Shares. The Reclassification was consummated on April 27, 1997. See “Item 4. Information on the Company — Part A. History and Development of the Company — History.”

     In connection with The Coca-Cola Company’s investment in Andina, the Coca-Cola shareholders and Freire entered into a Shareholders’ Agreement dated September 2, 1996 (the “Shareholders’ Agreement”), providing for certain restrictions on the transfer of shares of Andina capital stock by the Coca-Cola Shareholders and Freire. Specifically, Freire is restricted from transferring its Series A Shares without the prior authorization of The Coca-Cola Company. The Shareholders’ Agreement also provides for certain corporate governance and other matters, including the right of the Coca-Cola shareholders collectively to elect one regular and one alternate member of our Board of Directors so long as The Coca-Cola Company and its subsidiaries collectively own an aggregate of at least 4% of the Series A Shares and, if such ownership falls below 4%, The Coca-Cola Company and its subsidiaries fail to increase its ownership to at least 4% within the succeeding twelve months. In addition, in related agreements, Freire granted the Coca-Cola shareholders an option, exercisable upon the occurrence of certain changes in the beneficial ownership of Freire, to acquire, all but not part, of our Series A Shares held by Freire at a price and in accordance with procedures established in such agreements.

     The total number of registered ADR holders Andina had at December 2003 was 26 (12 in the Series A ADRs and 14 in the Series B ADRs). At December 31, 2003, the ADRs represented 17.2% of the total number of our issued and outstanding shares. Bank of New York, as Depositary, is the only U.S. shareholder of record.

Related Party Transactions

     In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 10 to our Consolidated Financial Statements. Article 89 of the Ley de Sociedades Anónimas (the “Chilean Companies Law”) requires that our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. We are required under Article 89, to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Ley de Sociedades Anónimas, provides that any transaction in which a director has a personal interest or is acting on behalf of a third-party, must be previously approved by the board of directors, which will do so only when it has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. According to an amendment introduced to the Chilean Companies Law in December 2000, if the proposed transaction involves amounts considered material, the board must previously declare that such transaction is consistent with equity conditions similar to those prevailing in the market. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluator’s final conclusions must be brought to the shareholder’s and director’s attention for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholder’s meeting to solve the matter by a majority of two thirds of the issued voting shares. For the purposes of this regulation, the Chilean Companies Law provides that the amount of a proposed transaction will be material when it exceeds 1% of the company’s paid in capital and reserves, provided that it also exceeds 2,000 UF, and in any event, when it exceeds 20,000 UF, and even if they are reviewed, there can be no assurance the Agreements will be renewed on the existing terms.

     All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholder’s meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation.

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

     Bottler Agreements

     In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts of The Coca-Cola Company entered into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. We are a party to the following bottler agreements: (i) with respect to the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company (the “Chilean

Bottler Agreement”), which was extended for a term of five years as of January 18, 2003; (ii) with respect to the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil with The Coca-Cola Company as an intervening party (collectively, the “Brazilian Bottler Agreement”), which is due to expire on April 2, 2008; (iii) with respect to the Argentine territory, bottler agreements, between Edasa and The Coca-Cola Company (the “Argentine Bottler Agreements”), which are due to expire on December 10, 2006; and (iv) with respect to the Chilean territory, a bottler agreement entered into between Vital and The Minute Maid Company and a mineral water production and bottling agreement entered into between Vital and C-C Chile (together the “Vital Bottler Agreements”) which are due to expire on December 31, 2008 (the Chilean Bottler Agreement, the Brazilian Bottler Agreement, the Argentine Bottler Agreements and the Vital Bottler Agreements, collectively, the “Bottler Agreements”). Bottler Agreements are renewable upon request by the bottler at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration, and even if they are reviewed, we cannot assure you that the agreements will be reviewed on the existing terms.

     The Bottler Agreements provide that we will purchase our entire requirement of concentrates and beverage basis for Coca-Cola soft drinks and other Coca-Cola beverages from The Coca-Cola Company and other authorized suppliers. Although under the Bottler Agreements The Coca-Cola Company, in its sole discretion, may set the price of concentrates and beverage basis (among other terms) we, in turn, set the price of products sold to retailers at our discretion, subject only to certain price restraints.

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

     Either party to any Bottler Agreement may, with 60 days’ notice thereof to the other party, terminate the Bottler Agreement in the event of non-compliance of such other party with the terms thereof so long as the party in non-compliance has not remedied such non-compliance during such period. In addition, if a bottler does not wish to pay the required price for concentrate for any Coca-Cola products, it must notify The Coca-Cola Company within 30 days of receipt of The Coca-Cola Company’s new prices. In the case of any Coca-Cola soft drink or other Coca-Cola beverages other than Coca-Cola concentrate, the franchise regarding such product shall be deemed automatically canceled three months after The Coca-Cola Company’s receipt of the bottler’s notice of refusal. In the case of Coca-Cola concentrate, the Bottler Agreements shall be deemed terminated three months after The Coca-Cola Company’s receipt of the bottler’s notice of refusal. The Coca-Cola Company may also terminate the Bottler Agreements if the bottler or any individual or legal entity that controls, owns a majority share in or directly or indirectly influences the management of the bottler, engages in the production of any non-Coca-Cola beverage, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the bottler shall be given six months to remedy such situation.

     PET Contracts

     Envases CMF produces returnable PET bottles pursuant to agreements with The Coca-Cola Company (the “PET Contracts”), which transfer The Coca-Cola Company’s license to manufacture such bottles using non-proprietary technology provided by Continental PET Technologies Inc. (“Continental”). Multipack leased molds from The Coca-Cola Company for returnable PET bottles in the distinctive bottle shapes used for Coca-Cola soft drinks. In May 1995, Multipack obtained the license from Continental to produce non-returnable PET bottles with a high content of recycled material using “multilayer” technology developed by Continental. Multipack has transferred all of such rights to Envases CFM pursuant to the Cristalerías joint venture described below.

     The PET Contracts expire in July 2007 and are automatically renewable for two additional years at the option of CFM Envases. The Coca-Cola Company may terminate the PET Contracts prior to that date if (i) CFM Envases is unable to produce bottles meeting contract specifications, (ii) CFM Envases breaches contract obligations, or (iii) PET bottle production has an adverse impact on The Coca-Cola Company’s trademarks, trade dress or reputation, or exposes The Coca-Cola Company to a material risk of liability. There can be no assurance that the PET Contracts will be renewed after the two-year renewal (if exercised by CFM Envases) expires.

     Cristalerías Joint Venture. Through our respective subsidiaries, Multipack and Crowpla Reicolite S.A., we and Cristalerías de Chile S.A. executed a letter of intent on May 29, 2001 to develop a PET production facility in Chile.

     On June 29, 2001, we and Cristalerías de Chile S.A. signed a series of contracts forming the joint venture through the formation of Envases CMF S.A. We contributed the assets necessary to further the development of the joint venture from Multipack. Our subsidiary Andina Inversiones Societarias S.A. holds a 50% stake in the joint venture while Cristalerías de Chile S.A. retains the other 50% interest.

     Other transactions with related companies are outlined in the following table:

			December 31,
			2003		2002
				Effect on		Effect on
				income		income
				(charge/		(charge/
Company	Relation	Transaction	Amount	credit)	Amount	credit)
			(millions of Ch$)
Envases Central S.A.	Affiliate	Sales of raw materials and supplies	Ch$ 1,163	Ch$ —	Ch$ 1,277	Ch$ 77
		Finished product purchases	13,884	—	13,592	—
		Loan issued	—	—	291	—
Envases Italprint S.A.	Director in common	Raw material purchases	9	—	700	—
Coca Cola de Chile S.A.	Common shareholder	Concentrate purchases	34,269	—	39,938	—
		Advertising participation	2,790	(2,790)	2,792	(2,792)
		Water source rental	1,289	(1,289)	1,580	(1,580)
		Others	552	—	1,178	(1,178)
Coca Cola de Argentina S.A.	Common shareholder	Concentrate purchases	13,749	—	10,531	—
Cican S.A.	Affiliate	Can purchases	—	—	1,577	—
		PET purchases	—	—	119	—
Cervejarias Kaiser S.A.	Affiliate	Finished product purchases	6,091	—	4,970	—
		Advertising and other expenses	1,039	(1,039)	1,132	(1,132)
Envases del Pacifico S.A.	Director in common	Label purchases	940	—	155	—
Recofarma Industrias do Amazonas Ltda.	Affiliate	Concentrate purchases	17,258	—	25,463	—
		Advertising participation	4,671	4,671	15,613	15,613
Envases CMF S.A.	Affiliate	Container purchases	3,661	—	7,011	—
		Raw material purchases	9,484	—	6,032	—
		Raw material sales	1,269	—	—	—
Centralli Refrigerantes S.A.	Affiliate	Finished product purchases	848	—	4,399	—

ITEM 8. FINANCIAL INFORMATION

     See “Item 18 “Financial Statements” for our Consolidated Financial Statements filed as part of this annual report.

Legal Proceedings

     We are a party to certain legal proceedings arising in the normal course of our business, none of which individually or in the aggregate, is material to our financial condition, with the exception of the tax-related legal proceeding described below, relating to our Brazilian operations.

     When we acquired Refrescos, in 1994, there were several significant legal proceedings pending in Brazilian courts, principally relating to certain potential tax liabilities. Under the terms of the Refrescos acquisition, Confab Industrial S.A. (“Confab”), one of Refrescos’ prior owners, agreed to indemnify us for the portion of such pending tax claims that occurred prior to the Refrescos acquisition. Confab’s indemnities are secured by a US$30 million mortgage over certain property, plant and equipment owned by Confab. In the event of an unfavorable result in any of these claims, Refrescos could be responsible for payment of any tax liability and would have to separately seek reimbursement from Confab. In each matter covered by the Confab indemnities, Confab is responsible for prosecuting the defense of the claim and controls the litigation strategy.

     Refrescos is involved in numerous pre-acquisition labor, tax and contract claims which relate primarily to overtime pay and the timing of wage adjustments mandated by changes in government wage policy, the amount of which claims, taken in the aggregate, is not material to our results, and a substantial portion of which should be covered by the Confab indemnities.

     In the second quarter of 2000, ten new tax assessment notices were brought against Refrescos as a result of an investigation carried out by state tax authorities with respect to the imposto sobre circulação mercadoria de serviços (the “ICMS” tax), a Brazilian tax assessed to distributors of goods and services. The total aggregate assessed amount was US$230.5 million, of which US$33.5 million related to seven assessment notices in connection with the assignment of tax credits between our subsidiaries, the prices to be considered for ICMS purposes in such assignments, and compliance with certain tax benefits given to us in the past. We have appealed all such assessments.

     Of the US$230.5 million referred to above, the most relevant ICMS tax assessments are three assessments that aggregate US$197.0 million, all of which relate to the ICMS tax payment procedure called “tax substitution regime.” Through this regime, we are responsible not only for the payment of any ICMS tax arising from our sales to retailers and distributors but also for the ICMS tax due by retailers and distributors on their direct sales to consumers. The controversy refers to the tax basis considered by us in the calculation of the ICMS under said regime. We based the tax due on our calculated 70% profit margin which represents the margin applicable to sales made through distributors while the authorities allege that we should have based our tax due on a profit margin of 140%. We believe we have a reliable basis to utilize the lower 70% margin since we execute direct sales to retailers and thereby act as a distributor, incurring distribution costs which we believe entitles us to the same 70% treatment applicable to distributors. Our defense is based upon strong legal arguments questioning the legal validity of attributing a 140% profit margin. In addition, utilization of the 70% profit margin as a basis for the ICMS tax assessment is under negotiation with the Brazilian tax authorities and a formal review request was filed with the Brazilian tax authorities by the Brazilian Bottling Industry Association. A favorable decision would indicate recognition of the right to use the 70% margin challenged by the authorities in the assessments.

     In December 2002, the Brazilian tax authorities considered invalid several tax assessment notices, including the three assessments referred to the above related to the ICMS tax payment procedure called “tax substitution regime.” Therefore, as of December 31, 2002, the total assessed amount in controversy is US$18 million.

     Concerning the acquisition by Refrescos of the Perma franchises in March 2000, there are several significant legal proceedings pending in Brazilian courts, principally relating to certain potential tax liabilities. Under the terms of the Perma acquisition, Russel W. Coffin and Corrine Coffin (“Coffin”), two of Permas’ prior ultimate owners, agreed to indemnify Refrescos for the portion of such pending tax claims that occurred prior to the Perma acquisition. Coffin’s indemnities are secured by two bank letters of credit, currently in an aggregate amount of approximately US$59.0 million. In July 2002, the aggregate sum of these letters of credit was approximately US$29 million. In the event of an unfavorable result in any of these cases, Refrescos would be responsible for payment of any tax liabilities and would have to separately seek reimbursement from Coffin. In each claim covered by the Coffin indemnities, Coffin is responsible for prosecuting the defense of the claim and controls the litigation strategy. We cannot guarantee that we will obtain favorable outcomes in any of the above-mentioned proceedings, or that adverse outcomes will not have a material impact on our company’s results or operations.

     As a result of an employee reorganization in our plant located in the Province of Cordoba, Argentina, during the first half of 1999, Edasa was sued by some former employees who requested the courts to declare the Labor Risk Law (“LRK”) unconstitutional, in order to claim damages for alleged work related illnesses.

     In February 2002, “In re Gorosito, Juan Ramón v. Riva S.A. et al.” the Argentine Supreme Court held the LRK as constitutional. This ruling was also followed by the Supreme Court of the Province of Córdoba. In consequence, LRK should be applicable and, as a consequence, risk insurance companies should be required to assume all work-related illness and injuries.

     There are reasonable arguments on which to base the expectation that the Argentine Supreme Court will not declare the LRK unconstitutional. Among other reasons, a closed compensation system for work related illnesses and injuries does not imply per se that it is unconstitutional.

     The fact that employer’s liability under LRK is exclusively limited to those cases in which the employer engaged in fraud against the employees is not necessarily detrimental to employees’ rights to the extent that LRK benefits are granted automatically.

     ITEM 9. THE OFFER AND LISTING

     Shares of Andina’s Common Stock have traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of American Depositary Shares (“ADSs”), each representing six shares of Common Stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The Depositary for the ADSs is The Bank of New York.

     The table below shows the high and low daily closing prices of the Common Stock in Chilean pesos and the trading volume of the Common Stock on the Santiago Stock Exchange for the periods indicated. It also shows the high and low daily closing prices of the ADSs and the volume traded in the New York Stock Exchange.

Share Prices Santiago and New York Stock Exchanges

	Share Volume
	(in thousands)		Ch$ per Share
			Series A				Series B
	Series A	Series B	High		Low		High		Low
1999	14,524	17,025	Ch$	1,740	Ch$	1,000	Ch$	1,320	Ch$	900
2000	23,262	26,567		1,620		990		1,360		800
2001	15,890	56,229		1,650		980		1,220		920
2002:	43,783	74,233		1,100		600		900		569
2003:
1st Quarter	3,434	9,132	Ch$	870	Ch$	810	Ch$	860	Ch$	770
2nd Quarter	13,808	17,536		1,030		825		1,040		790
3rd Quarter	4,068	8,268		1,000		880		980		850
4th Quarter	6,960	12,632		1,220		930		1,220		930
2004:
January	2,761	6,786	Ch$	1,150	Ch$	1,045	Ch$	1,150	Ch$	1,040
February	3,667	3,877		1,200		1,060		1,195		1,059
March	1,557	3,167		1,250		1,090		1,240		1,070
April	2,727	9,826		1,255		1,110		1,260		1,120
May	1,023	7,636		1,250		1,190		1,260		1,150

	ADS Volume
	(in thousands)		US$ per ADS
			Series A				Series B
	Series A	Series A	High		Low		High		Low
1999	40,656	44,746	US$	20.75	US$	12.56	US$	16.75	US$	10.43
2000	94,016	111,805		19.50		10.50		16.00		9.00
2001	51,083	47,046		16.50		8.19		12.88		7.10
2002:	29,960	51,386		9.90		4.72		8.25		4.81
2003:
1st Quarter	4,390	5,171		7.19		6.10		7.18		6.05
2nd Quarter	5,891	16,634		8.65		6.70		8.86		6.70
3rd Quarter	2,809	10,406		8.65		7.51		8.45		7.41
4th Quarter	6,600	22,676		11.07		8.35		11.40		8.42
2004:
January	1,397	2,200		12.02		10.40		12.08		10.86
February	2,216	4,780		12.05		10.61		12.34		10.75
March	1,974	4,025		12.55		10.62		12.55		10.35
April	2,471	2,824		11.97		10.91		12.25		11.00
May	765	3,869		11.74		10.85		11.80		11.05

Sources:	Santiago Stock Exchange Official Quotations Bulletin and New York Stock Exchange.

     On December 31, 2003, the closing price for the Series A Shares on the Santiago Stock Exchange was Ch$1,040 per share (US$10.50 per Series A ADR), and for the Series B Shares, it was Ch$1,060.2 (US$10.960 per Series B ADR). At December 31, 2003, there were 8,924,795 Series A ADSs (equivalent to 53,548,770 Series

A Shares) and 13,613,528 Series B ADSs (equivalent to 81,681,168 Series B Shares). Such ADSs represented at such date 17.2% of the total number of our issued and outstanding shares.

     On April 7, 1997, we completed the Reclassification of our Common Stock into Series A and Series B Shares. See “Item 4. Information on the Company — Part A. History and Development of the Company — Reclassification of Capital Stock.” At that date, we amended the existing depositary agreement with Citibank relating to the ADR program for the Common Stock so as to cover the Series A Shares and entered into a new depositary agreement with Citibank regarding the Series B Shares. Thus, as of April 7, 1997, we have registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, (i) the Series A Shares in the form of Series A American Depositary Shares (the “Series A ADSs”), each representing six Series A Shares, with the Series A ADSs in turn evidenced by Series A American Depositary Receipts (“Series A ADRs”) and (ii) the Series B Shares in the form of Series B American Depositary Shares (the “Series B ADSs”), each representing six Series B Shares, with the Series B ADSs in turn evidenced by Series B American Depositary Receipts (“Series B ADRs”).

     The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), established in 1893, is the principal equities exchange in Chile. The Chilean securities markets are substantially smaller, less liquid, and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$51,271 million as of December 31, 2003 and an average monthly trading volume of US$629 million in 2003. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2003, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 85.38% and 96.05% of such trading days, for Series A and Series B shares respectively.

     The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 47 shareholders. As of December 2003, 275 securities were listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s principal stock exchange and accounts for approximately 71.5% of all amounts traded in Chile. Approximately 26.1% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses. The remaining 1.5% of equity is traded on the Valparaiso Stock Exchange.

     Equity, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollars futures and Selective Share Price Index (“IPSA”) futures. In 1994, the Santiago Stock Exchange initiated an option market. Regarding securities, they are traded primarily through an open voice auction system. Trading through the open voice system occurs on each business day in two sessions, from 11:00 a.m. to 12:30 p.m. and from 5:00 p.m. to 5:30 p.m. Also, the Santiago Stock Exchange has an electronic system of trade, called Telepregón, which operates from 9:30 a.m. to 4:30 p.m. The Electronic Stock Exchange of Chile operates continuously from 9:30 a.m. to 4:30 p.m. on each business day.

     The three main shares price indices for the Santiago Stock Exchange are the General Share Price Index (the “IGPA”), the IPSA and the Inter-10. The IGPA is calculated using the prices of 239 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrials, and miscellaneous. The IPSA is a major company index, currently including the Exchange’s 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for more than 80% of the entire market capitalization. The Inter-10 corresponds to the quarterly 10 most active Chilean ADR’s. The Bank’s Stocks are included in the IPSA, the IGPA and the Inter-10. Besides, there are two main shares price indices for the Electronic Stock Exchange, the Global Index and the ADRIAN. The Global Index is composed of the 31 securities most representative of the Chilean economy comprising of four industrial sectors: electricity, services, industry and natural resources. The ADRIAN incorporates all the Chilean ADR’s.

     The Chilean stock market is closely linked to the regional economic performance and may therefore tend to be more volatile than the equities market of more developed countries, such as the US market.

     The New York Stock Exchange was founded in 1792. The New York Stock Exchange is registered as a national securities exchange with the U.S. Securities and Exchange Commission on October 1, 1934. In 1938 the Exchange hired its first paid president and created a 33 member Board of Governors. In 1971 the Exchange was incorporated as a not-for-profit corporation. In 1972 the members voted to replace the Board of Governors with a 25 member Board of Directors. The New York Stock Exchange is the largest equities marketplace in the world.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     Our By-Laws (“Estatutos”) are hereby incorporated by reference from our annual report on form 20-F for the fiscal year ended December 31, 1996.

     The directors are elected in the OSM in separate voting for Series A and Series B shares, which are the only outstanding shares of capital stock of Andina:1 the holders of the Series A Shares have full voting power and are entitled to elect six of seven regular and alternate members of the Board, and the holders of the Series B Shares have no voting rights but for the right to elect one regular and its alternate member of the Board.

     Even though the Company has not established a formal process that allows its shareholders to communicate with the directors, shareholders desiring to do so may manifest their opinions or recommendations before or during the corresponding OSM which will be listened to and attended by the President of the Board, or by the Vice President of the Company, as the case may be, and any such recommendations will be submitted for resolution by the shareholders in attendance during the OSM.

     Andina does not have a defined policy with respect to the attendance of the directors at the OSM, but it is customary for them to attend voluntarily. Likewise, Andina does not have a policy that is different from what is required by Chilean law with respect to the nomination of a candidate for the board of directors by a shareholder. Consequently, according to Chilean law, any interested shareholder may attend an OSM to propose a specific candidate or to manifest any other opinion or consideration relating to the topics being dealt with in said meeting.

     In the case of this Company, there is no permanent Committee responsible for nominating directors because no such nominating committee is required by Chilean law.

Exchange Controls

     The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 or with the Central Bank under the Central Bank Act, which can only be modified by “special majority vote” of the Chilean Congress.

     Pursuant to the provisions of Chapter II of the new Compendium of Foreign Exchange Regulations of the Central Bank of Chile (“New Compendium”), effective as of April 19, 2001, investments and remittances done under the New Compendium are not subject to currency exchange regulations, except that: (i) such operations must be effected exclusively in the Formal Exchange Market and (ii) be reported to the Central Bank in the manner established for said purpose. In our case, however, the ADR facility was the subject of an agreement executed in 2000 between Andina, the Bank of New York (in its role as Depositary for the shares as represented by the ADSs) and the Central Bank. As per Article 47 of the Ley Orgánica Constitucional regulating the Central Bank of Chile, under Chapter XXVI, Title I of the previous Compendium of Foreign Exchange Regulations (“former Compendium”) in force through April 18, 2001, with regard to the issue of ADSs through a Chilean company; the Foreign Investment Agreement seeks to grant the Depositary and ADR holders access to the Formal Exchange Market in Chile. As of December 31, 2002, Banco de Chile was acting as Custodian Bank. Notwithstanding the foregoing, by amendment to the Chapter XII Agreement (pursuant to Title I of the

(3)	Series A and Series B shares are principally differentiated by their voting and economic rights. In addition to the voting rights above explained, holders of Series B Shares are entitled to a preferred dividend 10% greater than any dividend on Series A Shares.

Compendium of Foreign Exchange Regulations), which applies to our ADR facility, Banco de Chile is replaced by “Banco Santander-Chile,” as previously requested by the Bank of New York, on May 5, 2003.

     Prior to April 19, 2001, the Former Compendium required individuals to (i) satisfy a reserve requirement with the Central Bank, (ii) obtain the Central Bank’s prior approval for certain operations, (iii) convert foreign currencies into Chilean pesos and (iv) return foreign currencies to Chile. The mandatory reserve requirement was imposed on foreign loans and on funds brought to Chile to purchase shares except for those acquired in the establishment of a new company or in the capital increase of the issuing company. The reserve requirement was decreased from 30% to 0% of the proposed investment on September 16, 1998.

     The rules governing ADRs through April 18, 2001 established several restrictions on this type of operation: prior authorization for an international tender, the issue of securities in minimum amounts, evidence of a risk rating, subscription of an exchange agreement, the obligation to convert currency on the Formal Exchange Market (hereinafter “MCF”), any remittance of funds abroad had to be made through the MCF using foreign currency acquired on that market, transactions had to be done on securities exchanges, and other similar restrictions. Beginning April 19, 2001, Chapter XXVI of the Compendium was abrogated, thus, only share purchase transactions for a subsequent exchange of shares in ADRs are regulated; in which case, the investment regulations provided in Chapter XIV of the Foreign Exchange Compendium must be applied. Such provisions establish the rules applicable to credits, deposits, investments, capital contributions and foreign currency from abroad. These rules will not apply to credits, deposits, investments or capital contributions of less than US$10,000.

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

     According to the Foreign Investment Agreement, the Central Bank of Chile has agreed to grant a depositary, in the name of Series A and Series B ADR holders, and any investor not resident in Chile who withdraws Series A and Series B shares when delivering Series A and Series B ADRs (those shares called herein the “Withdrawn Shares”), access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and remit those dollars outside of Chile) with respect to the Series A and Series B Shares represented by the Series A and Series B ADSs or Withdrawn Shares, including the amounts received as (a) cash dividends; (b) proceeds of the sale of the Withdrawn

Shares in Chile; (c) the proceeds of the sale in Chile of the right to subscribe additional Series A or Series B Shares; (d) the proceeds of the liquidation, merger or consolidation of the Company; and (e) other distributions, including, without limitation, those that result from any recapitalization as a consequence of maintaining Series A or Series B Shares represented by Series A or Series B ADSs or Withdrawn Shares. Investors who receive Withdrawn Shares in exchange for Series A or Series B ADRs will be entitled to redeposit those shares in exchange for Series A or Series B ADRs provided they meet the conditions to redeposit them.

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

     Debt Securities

     The Central Bank is responsible, inter alia, for the monetary and exchange control policies of Chile. The Central Bank has authorized Chilean issuers to offer bonds in Chile and abroad through Chapter XIV of Title I of the Compendium (“Chapter XIV”). The following paragraphs explain certain rules of the Central Bank regarding a bond issue on international markets denominated in a currency other than Chilean pesos. This summary does not intend to be complete and one must refer to the provisions in Chapter XIV of Title I of the Compendium in relation to debt issues. The Compendium has been included as an attachment to the Registration Statement of which this annual report is a part.

     Beginning April 19, 2001, the new Compendium relaxed restrictions on certain foreign exchange transactions as described above. The new Chapter XIV therefore greatly simplifies the procedure to register capital contributions, investments and foreign loans. The Central Bank provided that payments or remittances of funds, to or from Chile, that arise or are generated from credits secured abroad should be made through the MCF. For this purpose, when the foreign currency from loans or investments or capital contributions is made available to the beneficiary in the country, the intervening bank should issue the pertinent “Form” and request information from the debtor, investor or capital contributor, as the case may be, that any of these must provide pursuant to Chapter XIV of the Compendium.

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

Other Limitations

     Dividend Policy

     In accordance with Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated according to Chilean GAAP, unless otherwise provided for by a unanimous vote of the Series A Shareholders. If there is no net income in a given year, we will not be legally obligated to distribute dividends out of retained earnings. At the annual shareholders’ 2003 meeting, the shareholders authorized the Board of Directors to distribute, at its discretion, interim dividends during July and October 2003 and January 2004. A U.S. holder of Series A or Series B ADSs may effectively be required to receive a cash dividend, in the absence of a registration statement in effect pursuant to the Securities Market Law of Chile or an effective exemption from the requirement for registration according to that law. Series B shareholders will be entitled to a preferred dividend equal to 10% more than any dividend declared for holders of the Series A Shares.

     During 2001, 2002 and 2003, the shareholders’ meeting approved an extraordinary dividend payment against the retained earnings fund in light of significant cash generation in recent years. There can be no assurance that such payments will be repeated in the future.

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

     Share Capital

     Our capital is divided into 380,137,271 Series A Shares and 380,137,271 Series B Shares, both of which are preferred shares. All shares have no par value. The principal characteristics, rights and privileges are described below:

•	Holders of Series A shares have the right to appoint six of our seven directors, together with an alternate for each director.

•	Holders of Series B shares have the right to receive each and every one of the dividends we pay per share, whether interim, final, minimum obligatory, additional or eventual dividends, plus 10%.

•	The above-referenced rights and privileges will not be altered should the number of Series A and/or B shares increase or decrease in the future because of share exchanges, the distribution of paid-up shares or the issuance of cash shares or for any other cause or reason.

•	The preferences of the Series A and B shares shall be in effect through December 31, 2130. Upon expiration, the Series A and Series B shares will be eliminated, and the shares will automatically become common shares.

•	Holders of Series B shares will be entitled to vote only with respect to the appointment of one of our directors and the respective alternate director.

     Pursuant to Article 12 of the Securities Market Law, and Circular 585 of the Chilean Superintendency of Securities and Insurance (the “SVS”), certain information regarding share transactions involving the shares of listed open stock corporations (sociedades anónimas abiertas) must be reported to the SVS and the Chilean stock exchanges. Because the ADRs are considered to represent share capital that is supported by the ADSs, trading of ADRs will be subject to those reporting requirements. The shareholders in a publicly controlled company have the obligation to inform the following to the SVS and to the Chilean stock exchanges in the period of two exchange business days:

•	any acquisition or sale of shares, either directly or indirectly, that means the acquisition or sale by the holder of 10% or more of the share capital in a publicly controlled company, either directly or indirectly; and

•	any direct or indirect acquisition or direct or indirect sale of shares or options to buy or sell shares in any amount, if it is made by a holder of 10% or more of the capital in a publicly controlled company or by a director, senior executive or manager in that company.

     Pursuant to Law No. 19,705, (“The Public Tender Offer and Corporate Governance Law,” which we refer to as the “OPA Law”), the majority shareholders must also give notice whether the acquisitions they made arise out of their intent to acquire control of the company or whether such acquisition is merely a financial investment.

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

     Title XV of the Securities Market Law establishes the basis to determine what constitutes “control,” “direct possession” and a “related party.”

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

     The resolutions that result in the right of the shareholder to withdraw are the following:

•	The transformation of the company in an entity that is not a listed corporation regulated by the Listed Corporations Act;

•	Merger of the company with and/or in other companies;

•	The transfer of 50% or more of corporate assets in the terms noted in Article 9 of the Listed Corporations Act (that is, the transfer of 50% or more of corporate assets, including or excluding liabilities); the formulation or modification of any business plan that includes the transfer of assets in an amount that exceeds the aforementioned percentage;

•	The granting of real or personal guarantees to stand surety for third-party obligations that exceed 50% of corporate assets;

•	The creation of preference rights for a category of stock or a modification to existing rights, in which case the right to withdraw shall only be applicable to those dissident shareholders from the category of stock negatively affected;

•	The reorganization of the nullity of the corporation due to formal errors in the incorporation of the company or the modification of its by-laws granting this right; and

•	All other cases established by law or in the corporation’s by-laws. As stipulated by the law, the dissident shareholders shall have the right to withdraw if the company fails to comply with the conditions to be considered a listed stock corporation and, in addition, if an extraordinary meeting of shareholders agrees, via a two-thirds vote of eligible shareholders, that the company should cease to adhere to the regulations applicable to listed stock corporations. In addition, if, as a consequence of any acquisition, an individual secures at least two thirds of the outstanding shares, said individual shall have a period of 30 days as of the acquisition, to effect an offer for the remaining shares under the conditions established by law. Should said offer fail to be effected within the established timeframe, the aforementioned right to withdraw shall become effective for the remaining shareholders. Our by-laws do not include additional grounds for withdrawal.

     Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is granted to shareholders, other than shareholders of Administradoras de Fondos de Pensiones (pension funds) (“AFPs”), subject to certain terms and conditions, if we were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of our stock from first class, because we or the Chilean Government undertake certain actions specified in Article 69 BIS that negatively and substantially affect our earnings. Shareholders must exercise their withdrawal rights by tendering their stock to us within 30 days of the date of the publication or of the new rating. If the withdrawal right is exercised by a shareholder pursuant to Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the SVS determines that the shares are not actively traded the price shall be book value calculated as described above.

     Voting rights of the Series A and Series B Shares

     The Depositary will mail to all holders a notice containing the information, or a summary thereof, included in any notice of a shareholders’ meeting received by the Depositary, and a brief statement, as to the manner in which each holder may instruct the Depositary to exercise voting rights in respect of shares of Common Stock, as represented by ADSs held by the holders. Holders on the record date set by the Depositary, are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the By-Laws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares of Common Stock, and upon receipt of such instructions the Depositary has agreed that it will endeavor, insofar as practicable, to vote or cause to be voted the shares of Common Stock underlying such holders’ ADRs in accordance with such written instructions.

     The Depositary has agreed not to, and shall instruct the Custodian and each of its nominees, if any, not to, vote the shares of Common Stock, or other deposited securities represented by the ADSs evidenced by an ADR, other than in accordance with such written instructions from the holder. The Depositary may not exercise any voting discretion over any shares of Common Stock. If no instructions are received by the Depositary, on or before the date established by the Depositary to such effect, the Depositary may give a discretionary proxy to a person designated by us to vote the underlying shares.

     Disclosure

     Holders of ADRs are subject to certain provisions of the rules and regulations promulgated under the U.S. Exchange Act of 1934, as amended, relating to the disclosure of interests in the shares of Common Stock. Any holder of ADRs, who is, or becomes, directly or indirectly, interested in 5% (or such other percentage as may be prescribed by law or regulation), or more of the outstanding shares of Common Stock, must within ten days after becoming so interested, and thereafter, upon certain changes in such interests notify us, any U.S. securities exchange on which the ADRs (or shares of Common Stock) are traded and the Securities Exchange Commission, as required by such rules and regulations. In addition, holders of ADRs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which provisions may apply when a holder beneficially owns 10% or more of the Common Stock or has the intention of taking control of the Company, as described under “Share Capital.”

Material Contracts

     No new material contracts have been entered into since our last presentation to the SEC in 2002. In March 2000, we finalized negotiations with the Coffin Group for the acquisition of a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Rio de Janeiro and Minas Gerais, which was serviced by the Coffin Group through Perma Industria de Bebidas S.A. (“Perma”). Total control of the Perma franchise license was assumed by Refrescos for a total cost to us of US$74.5 million.

     The franchise authorizes the production, sale, and distribution of products under The Coca-Cola Company trademark in the above-mentioned territories, which have a population of 8.8 million inhabitants, representing a 70% increase in the volume of operations.

     An agreement was signed in December 1993 between Refrescos and Cervejarías Kaiser S.A. for the exclusive representation of the Kaiser and Heineker beers in Refrescos’ operating territory. The duration of said agreement was 5 years, with the possibility of renewal. In November 1998, that term was extended to December 27, 2000, renewable for two years. On December 19, 2000, Refrescos exercised its contractual rights to request the renewal of the agreement through March 31, 2003. Without prejudice to the foregoing, on March 19, 2002, The Coca-Cola Company, Cervejarias Kaiser S.A., Molson Inc. and the Association of Brazilian Producers of Coca-Cola (of which Refrescos is a member) executed a Memorandum of Understanding and an Agreement, establishing the general principles applied by Cervejarias Kaiser SA. and the distributors thereof to the distribution of beers produced or imported by Kaiser through the Coca-Cola distribution system. On May 30, 2003, Kaiser and its distributors (including Refrescos) executed a new twenty year distribution agreement which is renewable for another twenty-year period.

     In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts of The Coca-Cola Company entered into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks. We are a party to the following bottler agreements: (i) Chilean Bottler Agreement, which is due to expire on December 31, 2007; (ii) with respect to the Brazilian territory, Brazilian Bottler Agreement, which is due to expire on April 2, 2008; (iii) with respect to the Argentine territory, Argentine Bottler Agreements, which are due to expire on December 10, 2006; and (iv) the Vital Bottling Agreements, which are due to expire on December

31, 2008. Bottler Agreements are renewable upon request by the bottler at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration, and even if they are reviewed, there can be no assurance the agreements will be reviewed on the existing terms.

Inspection Location

     The documents referred to in this annual report can be inspected at Avenida Andrés Bello 2687, 20th Floor, Las Condes, Santiago, Chile. Chilean law may restrict our shareholders’ right of inspection to certain days and times.

Tax Considerations Relating to Equity Securities

     Chilean Tax Considerations

     The following discussion summarizes the material Chilean income tax consequences of an investment in Andina’s stock or ADSs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “foreign holder”). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Servicio de Impuestos Internos (the Chilean Internal Revenue Service or “SII”) and other applicable regulations and rulings that are subject to change without notice. The discussion is not intended as a tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Each investor or potential investor is encouraged to seek independent tax advice with respect to consequences of investing in Andina’s stock or the ADSs.

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

     Cash Dividends and Other Distributions

     Dividends we pay with respect to the shares of stock held by a foreign holder will be subject to Chilean withholding tax at a rate of 35% (the “Withholding Tax”). The tax paid by the Company on profits from which the dividends are paid (the “First Category Tax”), imposed at a rate of 17%, will be credited against the Withholding Tax. The credit will increase the base upon which the Withholding Tax is imposed. Consequently, dividends that are attributable to current profits will be subject to an effective dividend withholding tax rate of 21.7%, calculated as follows:

Company taxable income	$100.0
First Category Tax (17.0% of Ch$100) (1)	(17.0)
Net distributable income	83.0

Dividend distributed	83.0

Withholding Tax (35% of the sum of Ch$830 dividend plus Ch$17.0 First Category Tax paid)	(35.0)
Credit for First Category Tax	17.0

Net additional tax withheld	(18.0)
Net dividend received	65.0

Effective dividend withholding rate (18.0/83.0)	21.7%

(1) Effective rate as of January 1, 2004.

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

     Gains recognized on a sale or exchange of shares of stock (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax (the former being credited against the latter) if either (i) the foreign holder has held the shares of Common Stock for less than one year since exchanging ADSs for the shares of Common Stock, (ii) the foreign holder acquired and disposed of the shares of Common Stock in the ordinary course of its business or as an habitual trader of shares or (iii) the foreign holder transfers shares of Common Stock to a related person, as defined by Chilean tax law. In all other cases, gain on the disposition of shares of Common Stock will be subject only to the First Category Tax, currently imposed at a rate of 17%.

     The deposit or withdrawal of shares of Common Stock in exchange for ADRs is not subject to any Chilean taxes. The tax basis of shares of Common Stock received in exchange for ADSs will be determined in accordance with the valuation procedure set forth in the Deposit Agreement, which values shares of Common Stock at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the withdrawal of the shares of Common Stock from the Depositary. Consequently, the conversion of ADSs into shares of Common Stock, and the immediate sale of the shares for the value established under the Deposit Agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders on a Chilean Stock Exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, should this amendment be included in the Deposit Agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs were sold, will not be subject to taxation.

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

     United States Tax Considerations

     The following discussion summarizes certain U.S. federal income tax consequences of an investment in ADSs or shares of Common Stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or shares of Common Stock. In particular, the discussion is directed only to U.S. holders that will hold ADSs or shares of Common Stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, investors in pass-through entities, corporations that accumulate earnings to avoid federal income tax, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADSs or shares of Common Stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders of 10% or more of our voting shares, persons liable for alternative minimum tax or persons whose functional currency is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADSs or shares of Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or shares of Common Stock should consult their tax advisors. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or shares of Common Stock.

     As used here, the term “U.S. holder” means a holder of ADSs or shares of Common Stock that is (i) an individual U.S. citizen or resident, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for U.S. federal income tax purposes as the owners of the shares of Common Stock represented by those ADSs.

     Cash Dividends and Other Distributions

     Cash dividends (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADSs or shares of Common Stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADSs, or by the U.S. holder, in the case of shares of Common Stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares of Common Stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our Common Stock currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income’’ pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

     Dividends paid in Chilean pesos will be includable in a U.S. dollar amount based on the exchange rate in effect on the day of receipt by the Depositary, in the case of ADSs, or by the U.S. holder in the case of shares of Common Stock, regardless of whether the Chilean pesos are converted into U.S. dollars. If the Chilean pesos received as dividends are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in Chilean pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean pesos will be treated as U.S. source ordinary income or loss, regardless of whether the pesos are converted into U.S. dollars.

     The Chilean Withholding Tax (net of any credit for the First Category Tax) paid by or for the account of any U.S. holder may be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADSs or shares of Common Stock generally will be foreign source income and will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (i) has held ADSs or shares of Common Stock for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares of Common Stock. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

     Distributions to U.S. holders of additional shares of Common Stock or preemptive rights with respect to shares of Common Stock that are made as part of a pro rata distribution to all shareholders of the Company generally should not be subject to federal income tax. The basis of the new shares or preemptive rights so received generally will be determined by allocating the U.S. holder’s adjusted basis in the old shares between the old shares and the new shares or preemptive rights received, based on their relative fair market values. However, the basis of the preemptive rights will be zero if (i) the fair market value of the rights is less than 15% of the fair market value of the old shares at the time of distribution, unless the U.S. holder elects to allocate basis between the old shares and the preemptive rights or (ii) the rights are not exercised and thus expire.

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares of Common Stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the ADSs or shares of Common Stock), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits generally would not give rise to foreign source income and a U.S. holder generally would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. taxes due on other foreign source income in the appropriate category for foreign tax credit purposes.

     Passive Foreign Investment Companies

     We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and expect to continue our operations in such a manner that we will not be a PFIC. If, however, we are or become a PFIC, U.S. holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or shares of Common Stock and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the PFIC rules of the U.S. federal income tax laws.

     Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

     Capital Gains

     U.S. holders that hold ADSs or shares of Common Stock as capital assets will recognize capital gain or loss for federal income tax purposes on the sale or other disposition of such ADSs or shares (or preemptive rights with respect to such Shares) held by the U.S. holder or the Depositary. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of Common Stock (which, unlike a disposition of ADSs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply (subject to applicable limitations) the credit against tax due on other income from foreign sources.

     Deposits or withdrawals of shares of Common Stock by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Estate and Gift Taxation

     As discussed above under “Chilean Tax Considerations — Other Chilean Taxes,” there are no Chilean inheritance, gift or succession taxes applicable to the transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares of Common Stock by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes.

     Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends in respect of ADSs or the shares of Common Stock or the proceeds received on the sale, exchange, or redemption of the ADSs paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number or certification of other exempt status or fails to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Tax Considerations Relating to Debt Securities

     General

     In October 1997, we issued US$150 million 7% Notes Due 2007 (the “2007 Notes”), US$100 million 7?% Notes due 2027 (the “2027 Notes”) and US$100 million 7?% Debentures Due 2097 (the “2097 Debentures,” together with the 2007 Notes and the 2027 Notes, the “Debt Securities”). The following is a summary of the principal Chilean tax and U.S. federal income tax considerations relating to the purchase, ownership and disposition of Debt Securities. The summary does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase Debt Securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Chile.

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

     Chilean Tax Considerations

     The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the Debt Securities made by a Foreign Holder. The term “Foreign Holder” means: (i) an individual, who is not a resident in Chile (for purposes of Chilean taxation, an individual is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years); or (ii) a legal entity that is not organized under the laws of Chile, unless the Debt Securities are assigned to a branch or an agent, representative or permanent establishment of such entity in Chile.

     Under Chile’s Income Tax Law, because the issuance of the Debt Securities is registered with the Central Bank, payments of interest or premium, if any, that we make in respect of the Debt Securities to a Foreign Holder will generally be subject to a Chilean withholding tax (the “Chilean Interest Withholding Tax”) currently assessed at a rate of 4.0%. If the Debt Securities are issued through our offshore branch, payment to Foreign Holders of Debt Securities by such branch generally will not be subject to the Chilean withholding tax.

     As described above, we have agreed, subject to specific exceptions and limitations, to pay to the Foreign Holders of Debt Securities Additional Amounts in respect of the Chilean Interest Withholding Tax mentioned above in order that the interest or premium, if any, the Foreign Holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by such Foreign Holder in the absence of such Chilean Interest Withholding Tax. See “Description of Debt Securities—Payments of Additional Amounts.” Under Chile’s Income Tax Law and regulations thereunder, payments of principal we make with respect to the Debt Securities to a Foreign Holder will not be subject to any Chilean taxes.

     Chile’s Income Tax Law provides that any capital gains realized on the sale or other disposition by a Foreign Holder of the Debt Securities generally will not be subject to any Chilean income taxes provided that such sale or other disposition occurs outside of Chile (except that any premium payable on redemption of the Debt Securities will be treated as interest and subject to the Chilean Interest Withholding Tax as described above).

     A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to the Debt Securities unless such Debt Securities (i) are located in Chile at the time of such Foreign Holder’s death or, (ii) were purchased or acquired with money obtained from Chilean sources.

     The initial issuance of the Debt Securities is subject to stamp tax of 1.2% of the aggregate principal amount of the Debt Securities, which will be payable by the Company when and if the Debt Securities are brought into Chile. If the Debt Securities are issued through our offshore branch and are not subsequently brought into Chile, no stamp tax will be payable. If the stamp tax is not paid when due, Chilean tax law imposes a penalty up to three times the amount of the tax due plus interest. In addition, until such tax (and any penalty) is paid, Chilean courts would not enforce any action based on the Debt Securities. A Foreign Holder will not be liable for Chilean stamp, registration or similar taxes.

     United States Tax Considerations

     The following summary describes certain U.S. federal income tax consequences of the ownership of Debt Securities by U.S. holders (as defined below) as of the date hereof. Except where noted, it deals only with Debt Securities held as capital assets by initial purchasers and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, investors in pass-through entities, persons holding Debt Securities as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for the alternative minimum tax, corporations that accumulate earnings to avoid federal income tax or holders of Debt Securities whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds our Debt Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Debt Securities, you should consult your tax advisors.

     Persons considering the purchase, ownership or disposition of the Debt Securities should consult their own tax advisors concerning the federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

     As used herein, a “U.S. holder” of the Debt Securities means a holder of the Debt Securities that is (i) an individual U.S. citizen or resident, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     Payments of Interest

     Interest on the Debt Securities will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder’s method of accounting for tax purposes. In addition to interest on the Debt Securities, a U.S. holder will be required to include in income any Additional Amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. holder. A U.S. holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code, including that the election to deduct or credit foreign taxes applies to all of the U.S. holder’s foreign taxes for a particular year. Interest income, including Chilean taxes withheld therefrom and Additional Amounts on the Debt Securities, generally will constitute foreign source income and generally will be considered “passive” income or “financial services” income, which are treated separately from other types of income in computing the foreign tax credit that may be allowable to U.S. holders under U.S. federal tax laws. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). The rules governing the foreign tax credit are complex. We urge investors to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

     Sale, Exchange and Retirement of Debt Securities

     Upon the sale, exchange, retirement or other disposition of the Debt Securities, a U.S. holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued interest, which will be taxable as such if not previously included in income) and the U.S. holder’s adjusted tax basis in the Debt Securities. A U.S. holder’s tax basis in the Debt Securities generally will be the U.S. holder’s cost therefor. Gain or loss realized by a U.S. holder on the sale, exchange, retirement or other disposition of the Debt Securities will generally be treated as U.S. source gain or loss. Consequently, a U.S. holder may not be able to claim a credit for any Chilean tax imposed on the sale, exchange, retirement or other disposition of the Debt Securities due to limitations on the foreign tax credit under the Code. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other disposition the Debt Securities have been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

     Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to certain payments of principal and interest on the Debt Securities and to the proceeds of the sale of the Debt Securities made to U.S. holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. holder fails to provide its taxpayer identification number or a certification of exempt status, or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

     Special Tax Considerations Relating to 2097 Debentures

     As a result of the 2097 Debentures’ 100 year term, it is not certain whether such Debentures will be treated as debt or as equity for U.S. federal income tax purposes. We have taken the position that the 2097

Debentures constitute debt for financial reporting and U.S. federal income tax purposes. Our position, however, is not binding on the Internal Revenue Service. Although classification of the 2097 Debentures as equity generally would not significantly affect a U.S. holder’s taxable income resulting from an investment in the 2097 Debentures, the discussion that follows also briefly describes certain U.S. federal income tax consequences that would arise if the 2097 Debentures were not treated as debt for U.S. federal income tax purposes.

     If the 2097 Debentures are treated as equity for U.S. federal income tax purposes, the potential differences in the U.S. federal income tax treatment to U.S. holders of the 2097 Debentures that would result include (i) payments denominated as interest on the 2097 Debentures (including Additional Amounts) would be reclassified as dividends to the extent paid out of the current or accumulated earnings and profits of the Company (as determined using U.S. federal income tax principles) and (ii) U.S. holders would be required to report such payment amounts as ordinary income when actually or constructively received (instead of accruing such amounts as interest, even if such U.S. holders are accrual method taxpayers). To the extent any such payments exceed such earnings and profits, they would be treated as a return of capital or capital gain. Amounts treated as dividends will not be eligible for the dividends received deduction generally allowed U.S. corporations. In addition, because our 2097 Debentures are not readily tradable on an established securities market in the United States, we do not believe that any amounts treated as dividends currently meet the conditions required for the reduced tax rates that apply to qualified dividend income received by non-corporate U.S. holders. Persons considering the purchase, ownership or disposition of the 2097 Debentures should consult their own tax advisors concerning additional potential tax consequences, including those arising upon a sale, exchange or redemption of the 2097 Debentures, which could result from the treatment of the 2097 Debentures as equity for U.S. federal income tax purposes.

New York Stock Exchange (“NYSE”) and Chilean Corporate Governance Requirements

     In accordance with Section 303A.11 of the NYSE’s Listed Company Manual, the following table sets forth significant differences between Chilean corporate governance practices and those corporate governance practices followed by domestic corporations under NYSE listing standards. Significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards are also publicly available on our website at www.koandina.com.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
Code of Business Conduct	A company must adopt a code of business conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.	There is no legal obligation to adopt a code of business conduct. Chilean law requires that a company have a set of internal regulations which regulates the company and its relations with its personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided that they do not require or prohibit behavior that contravenes Chilean law.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
Internal Audit Function	A company must have in place an internal audit function to provide management and its audit committee with ongoing assessments of such company’s risk management processes and system of internal control. A company may choose to outsource this function to a firm other than its independent auditors.	There is no similar obligation under Chilean law. However, Chilean law requires that companies must have both external auditors and an audit department.

Meetings of Non-Management Directors	Non-management directors must meet regularly without management of the company.	No similar legal obligation exists under Chilean law. Under Chilean law, the position of director of a corporation is incompatible with the position of manager, auditor, accountant or president of the company. Directors must meet in a properly convened meeting in order to agree on the matters under their competence.

Audit Committee	A company must have an audit committee with a minimum of three members. All the members must be independent directors. Each member of the audit committee must have knowledge of finance and accounting, and one member of the committee must be considered an “audit committee financial expert” as a result of his	No similar legal obligation exists under Chilean law. However, in accordance with the Chilean Public Companies Law 18,046, public companies that have a net worth of more than 1.5 million UFs must have a committee of directors, formed by three independent board members and the controller. The committee’s compensation is set by the ordinary shareholders meeting, and it performs the following functions:
	or her knowledge of: (1) accounting principles and their application, (2) analysis, preparation and audit of annual reports, (3) understanding of the internal procedures for the preparation and presentation of financial information, and (4) understanding of the functions of the audit committee. If A company does not have a financial expert, it must explain why it does not.	(1) examines reports of account inspectors and external auditors, financial statements and gives an opinion on such reports and statements, (2) proposes external auditors and rating agencies to the board of directors, (3) examines conflicts of interest and informs the board regarding such conflicts, (4) examines compensation systems and plans for directors and executive officers, and (5) any other matters that the bylaws, the shareholders meeting or the board of directors decides.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
CEO Certifications	A company’s CEO must certify annually that he or she is not aware of any violations by such company of the NYSE’s corporate governance standards (this certification is in addition to the certification required by Section 302 of the U.S. Sarbanes-Oxley Act of 2002).	No similar obligation exists under Chilean legislation. However, in accordance with Chilean law, the directors of a company must annually submit for approval such company’s annual report and financial statements to its shareholders at such company’s annual meeting of shareholders. Similarly, public companies must, from time to time, provide all relevant company information by means of the publications and notifications established by law.

Notification by the CEO to the NYSE of Non-compliance with Corporate Gov. standards	A company’s CEO must promptly notify the NYSE in writing after any executive officer of the company becomes aware of any material non-compliance with any applicable NYSE corporate governance standard.	No similar obligation exists under Chilean legislation.

Disclosure of Significant Differences with Respect to Corporate Governance Practices	A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE and applicable to U.S. domestic listed companies.	No similar obligation exists under Chilean legislation.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We are exposed to changes in financial market conditions in the normal course of our business due to our use of certain financial instruments as well as transacting in various foreign currencies and translation of our foreign subsidiaries’ financial statements into the Chilean peso.

     Interest Rate Risk

     Our primary interest rate exposures relate to U.S. dollar denominated long-term fixed rate bond liabilities and other long-term variable and fixed rate bank liabilities. We also invest in certain medium-term bond securities that bear a fixed interest rate. We monitor our exposure to interest rate fluctuations regularly. Currently, interest rates in the market fluctuate around the fixed rate on our bonds. The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2003.

	Expected Maturity Date														Estimated Fair Market
	2004		2005		2006		2007		2008		Thereafter		Total		Value
	(amounts in millions of Ch$)
Interest Earning Assets
Bonds	Ch$	—	Ch$	5,954	Ch$	18,139	Ch$	6,171	Ch$	9,233	Ch$	45,253	Ch$	84,750	Ch$	87,899
Weighted average interest rate		—		7.38%		6.80%		8.23%		8.31%		6.68%		7.05%
Interest Bearing Liabilities
Long-term debt
Fixed Rate
Bonds	Ch$	12,098	Ch$	11,167	Ch$	11,167	Ch$	30,214	Ch$	4,653	Ch$	64,979	Ch$	134,278	Ch$	136,475
Weighted average interest rate		6.20%		6.20%		6.20%		6.70%		6.20%		6.54%		6.48%
Bank liabilities
Weighted average interest rate
Variable Rate
Bank liabilities	Ch$	706											Ch$	706	Ch$	706
Weighted average interest rate		13.54%		—		—		—		—		—		13.54%
Bank liabilities		—	Ch$	421	Ch$	47,781	Ch$	1,107					Ch$	49,309	Ch$	49,309
Weighted average interest rate		—		15.60%		6.56%		15.60%		—		—		6.84%

Foreign Currency Risk

     At December 31, 2003, our main long-term interest bearing debt is subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. We manage such risk by maintaining cash, deposits, money market mutual funds and bonds in U.S. dollars amounting to Ch$182,395 at December 31, 2003, representing 265% of total long-term U.S. dollar debt at such date.

     The following table summarizes the financial instruments denominated in foreign currencies we held as of December 31, 2003.

	Expected Maturity Date
															Estimated Fair
	2004		2005		2006		2007		2008		Thereafter		Total		Market Value
	(in millions of Ch$)
Assets
US$ denominated:
Cash	Ch$	128	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	128	Ch$	128
Money market mutual funds		24,731		—		—		—		—		—		24,731		24,731
Time deposit		—		—		48,903		—		—		—		48,903		48,903
Deposit credit link		1,438		5,063		11,259		—		6,123		—		23,883		23,883
Bonds		—		5,954		18,139		6,171		9,233		45,253		84,750		87,899
Foreign currency contracts		(2,345)		2,059		570		1,142		6,059		1,133		8,618		8,618
Liabilities
US$ denominated:
Long-term liabilities:
Bonds		—		—	Ch$	—	Ch$	19,047		—	Ch$	2,375	Ch$	21,422	Ch$	23,524
Weighted average interest rate		—		—		—		7.00%		—		7.63%		7.07%
Bank liabilities		—		—	Ch$	47,504		—		—		—	Ch$	47,504	Ch$	47,504
Weighted average interest rate		—		—		6.51%		—		—		—		6.51%

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

     As a result of the Reclassification, statutory withdrawal rights under Chilean law were triggered entitling shareholders to withdraw from an issue by returning their shares to the issuer upon the creation of preferred shares such as the Series A Shares (preferred voting rights) or the Series B Shares (preferred dividend rights). If exercised, such withdrawal right is set at a price equal to the weighted average trading price over the two-month period prior to the date of the shareholder meeting approving the issuance of preferred shares. In November 1996, withdrawal rights were exercised as to 15,458,517 Common Shares for which we paid Ch$41,037 million (US$89.8 million). As required under Chilean law, we held the repurchased shares of Common Stock (subsequently reclassified as Series A Shares and Series B Shares) as treasury stock with neither voting nor economic rights for 12 months. During 1997, we canceled such shares and reduced shareholders’ equity accordingly.

ITEM 15. DISCLOSURE CONTROL AND PROCEDURES

     (a) Based on their evaluation as of a date within 90 days of the filing date of this annual report, the chief executive officer and the chief financial officer of Andina have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the U.S. Securities Exchange Act of 1934, or “Exchange Act”) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

     (b) There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     In accordance with Chilean laws and regulations, our Board of Directors, at its meeting on April 27, 2004, elected the following three members of what is called the “Committee of Directors”,” which is the Audit Committee: Mr. Albert Cussen Mackenna, Mr. José Antonio Garcés Silva and Mr. Gonzalo Said Handal.

     At the same meeting, our Board of Directors determined that Mr. Albert Cussen M. meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. Mr. Albert Cussen M. is independent and currently a member of other boards of Chilean publicly traded companies, and has had at least 10 years of experience in financial matters. In this sense Mr. Cussen has been CEO of other Chilean publicly traded companies, including Provida, Madeco and CFO of Codelco.

ITEM 16B. CODE OF ETHICS

     We have adopted a “Code of Business Conduct” that constitutes a code of ethics for our executives around the world. This Code applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is available on our websites at www.koandina.com and www.andina.cl. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on the above mentioned website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees Paid To Independent Public Accountants:

     The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

	Year Ended December 31,
	2002			2003
Services rendered	Fees		% of Total Fees	Fees		% of Total Fees
			(amounts in millions of Ch$)
Audit fees (1)	Ch$	238	83%	Ch$	216	68%
Audit-related fees (2)		15	5		55	17
Tax fees (3)		35	12		49	15

Total	Ch$	289	100%	Ch$	320	100%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

     Audit Committee Pre-Approval Policies and Procedures

     We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by our audit committee. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our Board.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements together with the Report of Independent Accountants, are filed as part of this annual report:

ITEM 19. EXHIBITS

     The exhibits filed with or incorporated by referenece in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description
12.1	Certification of Jaime Garcia pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certification of Osvaldo Garay pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certification of Jaime Garcia pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification of Osvaldo Garay pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

FINANCIAL STATEMENTS

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003

CONTENTS

Report of independent auditors
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
MUS$	-	Millions of United States dollars
UF	-	Unidad de Fomento, an inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate
R$	-	Brazilian reals
A$	-	Argentine pesos

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors, of
Embotelladora Andina S.A.

We have audited the accompanying Consolidated Balance Sheets of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related Consolidated Statements of Income and of Cash Flows for each of the three years in the period ended December 31, 2003, all expressed in thousands of constant Chilean pesos of December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Santiago, January 27, 2004

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2003)

				At December 31,
ASSETS	Note			2003	2002
				ThCh$	ThCh$
CURRENT ASSETS:
Cash				9,345,727	11,762,461
Time deposits	3			6,602,410	12,563,475
Marketable securities	4			25,093,563	25,795,192
Receivables (net)	5			53,481,977	44,476,237
Inventories	6			19,690,106	17,988,989
Recoverable taxes				4,569,087	4,408,717
Deferred income taxes	15	c	)	1,349,051	718,346
Other current assets	7			7,685,521	6,894,927

Total current assets				127,817,442	124,608,344

PROPERTY, PLANT AND EQUIPMENT:	9
Land				14,168,709	16,691,014
Buildings and improvements				92,008,375	104,639,626
Machinery and equipment				222,459,409	251,042,324
Other property, plant and equipment				174,763,151	188,212,721
Technical reappraisal of property, plant and equipment				1,896,624	1,896,624
Less: Accumulated depreciation				(336,210,787)	(353,059,411)

Total property, plant and equipment				169,085,481	209,422,898

OTHER ASSETS:
Investments in unconsolidated affiliates	10	a	)	19,415,510	17,243,528
Goodwill (net)	10	b	)	87,979,269	115,021,180
Amounts due from related companies	10	d	)	50,559	92,203
Long-term investments	11			168,768,652	199,586,564
Other long-term assets				12,309,123	11,359,918

Total other assets				288,523,113	343,303,393

Total assets				585,426,036	677,334,635

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2003)

				At December 31,
LIABILITIES AND SHAREHOLDER’S EQUITY	Note			2003	2002
				ThCh$	ThCh$
CURRENT LIABILITIES:
Short-term bank borrowings	12	a	)	5,204,294	7,054,574
Current portion of long-term bank borrowings	12	b	)	1,999,107	2,560,111
Current portion of bonds payable	13	a	)	13,065,895	7,591,312
Dividends payable				3,956,433	3,965,051
Trade accounts payable and notes payable				27,742,381	29,689,860
Other accrued liabilities	14			14,851,542	14,606,003
Amounts payable to related companies	10	d	)	9,694,033	9,306,155
Income taxes payable				4,058,726	4,798,466
Other taxes payable				10,923,272	8,797,888
Other short -term liabilities				34,304	127,114

Total current liabilities				91,529,987	88,496,534

LONG-TERM LIABILITIES:
Long-term bank borrowings	12	b	)	49,309,444	60,177,860
Bonds payable	13	a	)	122,180,529	138,053,796
Trade accounts payable and notes payable				228,704	68,252
Other accrued liabilities	14			10,607,451	9,367,575
Deferred income taxes	15	c	)	1,335,638	1,948,815
Other long-term liabilities				7,251,569	6,355,852

Total long-term liabilities				190,913,335	215,972,150

Minority interest	19			48,115	50,082

Contingencies and commitments	17
SHAREHOLDERS’ EQUITY:	18
Paid-in capital				186,368,767	186,368,767
Other reserves				25,478,595	60,161,747
Retained earnings from previous years				86,808,880	104,695,113
Net income for the year				15,754,549	33,351,481
Interim dividends				(11,476,192)	(11,761,239)

Total shareholders’ equity				302,934,599	372,815,869

Total liabilities and shareholders’ equity				585,426,036	677,334,635

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2003)

				For the years ended December 31,
	Note			2003	2002	2001
				ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales				386,856,261	402,224,315	501,348,781
Cost of sales				(247,212,312)	(264,788,190)	(315,231,418)

Gross profit				139,643,949	137,436,125	186,117,363
Administrative and selling expenses				(91,944,448)	(95,499,357)	(128,041,618)

Operating income				47,699,501	41,936,768	58,075,745

NON-OPERATING INCOME AND EXPENSE:
Financial income				30,862,115	24,779,870	33,786,760
Other non-operating income	20	a	)	9,439,761	2,510,478	31,348,508
Financial expense				(19,980,219)	(20,403,252)	(34,525,705)
Other non-operating expense	20	b	)	(7,809,949)	(24,960,012)	(27,207,481)
Share of income (loss) from unconsolidated affiliates	10	a	)	1,823,495	9,209,592	(1,420,851)
Amortization of goodwill				(6,618,354)	(8,074,510)	(11,145,073)
Price-level restatement				(4,067,382)	(7,266,530)	(9,880,329)
Exchange (losses) gains, net				(34,581,758)	24,211,695	2,891,767

Non-operating (expense) income				(30,932,291)	7,331	(16,152,404)

Income before income tax expense and minority interest				16,767,210	41,944,099	41,923,341
Less: Income tax expense	15	d	)	(1,009,590)	(8,589,964)	(7,501,714)

Income before minority interest				15,757,620	33,354,135	34,421,627
Less: Income attributable to minority interest	19			(3,071)	(2,654)	(22,070)

Net income				15,754,549	33,351,481	34,399,557

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2003)

	For the years ended December 31,
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Collection of trade receivables	555,242,921	565,240,504	720,666,317
Financial income received	63,292,215	15,712,278	21,630,292
Collection of other receivables	24,403,542	22,103,739	25,476,504
Dividends and other distributions received	—	11,634,298	—
Other expenses	(743,094)	(4,862,001)	(3,177,930)
Income tax payments	(4,758,744)	(4,564,580)	(2,223,901)
Interest paid	(66,287,739)	(16,341,718)	(24,324,744)
Payments to suppliers and personnel	(444,638,067)	(421,255,015)	(566,120,446)
VAT and other similar items paid	(59,820,727)	(68,378,895)	(78,769,063)

Net cash provided by operating activities	66,690,307	99,288,610	93,157,029

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from banks and others	51,629,474	51,700,389	114,310,556
Proceeds from issuance of bonds	—	—	115,728,313
Payment of bond issuance costs	—	—	(1,779,309)
Payment of loans	(48,833,963)	(55,781,172)	(112,954,357)
Dividends paid	(51,009,234)	(59,367,809)	(60,909,173)
Repayment of bonds	(5,598,506)	(942,545)	(147,306,426)

Net cash used in financing activities	(53,812,229)	(64,391,137)	(92,910,396)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of other investments	149,409,960	43,489,751	803,825,731
Proceeds from sales of property, plant and equipment and intangible assets	928,772	638,866	27,967,682
Proceeds from other asset sales	4,584	—	—
Collection of loans to related companies	—	290,880	1,691,912
Additions to property, plant and equipment	(25,342,966)	(24,078,976)	(23,527,317)
Purchases of other investments	(142,805,840)	(58,661,734)	(828,244,785)
Loans to related companies	—	(286,980)	147,618
Investments in unconsolidated affiliates	—	—	(16,605,407)

Net cash used in investing activities	(17,805,490)	(38,608,193)	(34,744,566)

Net cash flows from operating, financing and investing activities	(4,927,412)	(3,710,720)	(34,497,933)
PRICE-LEVEL RESTATEMENT OF CASH AND CASH EQUIVALENTS	(4,152,016)	(6,219,623)	(8,308,629)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,079,428)	(9,930,343)	(42,806,562)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	50,121,128	60,051,471	102,858,033

CASH AND CASH EQUIVALENTS AT END OF YEAR	41,041,700	50,121,128	60,051,471

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2003)

	For the years ended December 31,
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	15,754,549	33,351,481	34,399,557
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,963,319	40,670,850	42,347,078
Amortization of goodwill	6,618,354	8,074,510	11,145,073
Amortization of intangibles and deferred issuance costs	512,178	676,807	4,609,070
Write-offs and provisions	1,610,621	11,329,636	10,248,563
Share of (income) loss from unconsolidated affiliates	(1,823,495)	(9,209,592)	1,420,851
Gain on sales of property, plant and equipment	(194,766)	(336,653)	(4,163,198)
Gain on sale of investments	(1,914)	(722,319)	—
Gain on sale of investments and other assets	(16,805)	(5,475)	(1,892)
Income attributable to minority interest	3,071	2,654	22,070
Price-level restatement	4,067,382	7,266,530	9,880,329
Exchange losses (gains), net	34,581,758	(24,211,695)	(2,891,767)
Other credits to income that do not represent cash flows	(19,252,591)	(10,346,316)	(52,902,747)
Other debits to income that do not represent cash flows	9,097,471	31,005,073	39,122,504
Change in operating assets and liabilities:
Receivables	(6,305,318)	8,237,662	6,977,208
Inventories	(3,402,159)	(2,654,834)	7,827,310
Other current assets	(6,656,842)	23,113,347	(10,204,725)
Trade accounts payable and notes payable relating to operating activities	2,474,992	(10,793,965)	(2,043,352)
Interest payable	(10,636,850)	(12,367,401)	(4,998,579))
Income taxes payable	(707,605)	3,279,809	2,786,000
Trade accounts payable and notes payable relating to non-operating activities	2,502,956	916,406	(2,635,215)
VAT and other similar taxes	5,502,001	2,012,095	2,212,891

Net cash provided by operating activities	66,690,307	99,288,610	93,157,029

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2003 AND 2002

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Embotelladora Andina S.A. is registered under No. 00124 in the Securities Registry and is subject to the regulations of the Chilean Superintendency of Securities and Insurance Companies (the “SVS”):

The primary activity of Embotelladora Andina S.A. (“Andina”, and together with its subsidiaries, the “Company”) is the production and sale of Coca-Cola products and other beverages. The Company has bottling operations in Santiago, Chile and, through its subsidiaries, in Rio de Janeiro, Espíritu Santo and Minas Gerais, Brazil, and Mendoza, Córdoba, and Rosario, Argentina. The Company holds franchises from The Coca-Cola Company covering each of its Chilean, Brazilian and Argentine operations. The franchises for the Chilean and Brazilian Territories expire in 2007. In Argentina, the Company holds franchises for each of the Mendoza, Rosario and Córdoba operations, which expire in 2006 and may be extended at the option of The Coca-Cola Company. Such franchises are expected to be renewed upon expiration.

Legal reorganizations and joint ventures:

On March 21, 2003, at the general and extraordinary shareholders meeting of both Embotelladora del Atlántico S.A. (EDASA) and Complejo Industrial Pet S.A. (CIPET), approved and confirmed the Preliminary Merger Agreement, which was effective as from January 1, 2003. On May 23, 2003 the Final Merger Agreement was signed between EDASA and CIPET and registered in the Public Register of Commerce in Province of Córdoba on October 14, 2003.

On December 12, 2002, Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. purchased 100% of the shares in Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands. On December 22, 2002, both companies unanimously agreed to a capital increase in Mercury Equity Corp S.A., contributing 100% of the holdings both companies had in The Sterling Pacific Corp S.A. (“Sterling”). On December 23, 2002, the liquidation of Sterling took place, and its total assets and liabilities were transferred at book value to Mercury Equity Corp S.A. On December 30, 2002, the name of Mercury Equity Corp S.A. changed to Abisa Corp S.A. (“Abisa”).

On November 22, 2001, Sociedad Andina Bottling Investments Dos S.A. was incorporated with capital of US$ 100 million, which shall be paid in full within a maximum period of three years from the incorporation date.

Accounting policies:

The significant accounting policies of the Company are as follows:

a) Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and regulations established by the SVS.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: the carrying value of property, plant and equipment, the adequacy of the allowance for doubtful accounts, the valuation of inventory, the carrying value of goodwill and investments in unconsolidated affiliates, the determination of the liability for deposits for bottles and containers and the valuation of deferred income tax assets.

The Company has issued its audited statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

Certain minor reclassifications have been made in the 2001 and 2002 amounts to conform with the 2003 presentation.

b) Consolidation

The accompanying financial statements reflect the consolidated results of operations of Andina and its subsidiaries. All significant intercompany transactions have been eliminated on consolidation. The Company consolidates the financial statements of the companies in which it controls a majority of voting shares or has the ability, direct or indirect, to direct the management and policies of the company. The Company owns, directly or indirectly in excess of 99.5% of the shares of all of its subsidiaries.

c) Price-level restatement

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Chilean Consumer Price Index published by the National Institute of Statistics (the “CPI”), applied one month in arrears, which was 3.1%, 3.0% and 1.0% for the years ended November 30, 2001, 2002 and 2003, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

Assets and liabilities that are denominated in inflation-indexed monetary units are stated at the year-end values. The principal inflation-indexed monetary unit used in Chile is the UF that changes daily to reflect the changes in the CPI. As the Company’s UF-denominated liabilities exceed its UF-denominated assets, the increase in the UF resulted in a net loss due to inflation in 2003, 2002 and 2001. Values for the UF are as follows (historical pesos per UF):

Ch$
December 31, 2003	16,920.00
December 31, 2002	16,744.12
December 31, 2001	16,262.66

All amounts in the financial statements and notes are expressed in Chilean pesos of December 31, 2003 purchasing power, unless otherwise stated. For comparative purposes, the 2002 and 2001 financial statements, and the amounts disclosed in the related footnotes, have been restated in terms of Chilean pesos of December 31, 2003 purchasing power. This updating does not change the prior year’s statements or information in any way except to update the amounts to Chilean pesos of similar purchasing power.

d) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies were translated into Chilean pesos at the exchange rates reported by the Central Bank of Chile as follows:

	Exchange rates
	at December 31,
Currency	2003	2002
	Ch$	Ch$
United States dollars	593.80	718.61
Argentine pesos	202.66	213.24
Brazilian reals	205.52	203.38

e) Time deposits and marketable securities

Time deposits are shown at cost plus accrued interest, which approximates market value. Marketable securities include money market funds which are stated at market value based on year-end quoted values.

f) Allowance for doubtful accounts

The allowance for doubtful accounts consists of a provision determined on the basis of the aging of accounts receivable and additional allowances for specific customers where collection is doubtful. In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

g) Inventories

Inventories are stated at purchase and/or production cost, adjusted for price-level restatements and are computed pursuant to the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

h) Recoverable taxes

Recoverable taxes represent a net receivable related to value-added taxes on purchases and sales.

i) Income taxes and deferred income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes at January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

j) Property, plant and equipment and depreciation

Property, plant and equipment are carried at cost plus price-level restatements less accumulated depreciation. Expenditures for significant improvements, or replacement parts, which extend the useful life of an asset for more than one year are capitalized, while maintenance and repair costs are charged to operations as incurred. Gains and losses arising from normal retirement and disposal of property, plant and equipment are reflected in other non-operating income or expense in the consolidated statements of income.

Containers in the Company’s possession at plants and warehouses, as well as bottles and plastic containers held by third parties, are stated at cost plus price-level restatements, net of depreciation. Broken bottles or spoiled containers at warehouses or plants are expensed in each accounting period.

Software currently in use corresponds to computer packages purchased from third parties and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for computer system development and for the use of Company resources are charged to expense.

During 1979, the SVS authorized a technical appraisal of certain property, plant and equipment, which is included in technical reappraisal of property, plant and equipment in the consolidated balance sheets.

Depreciation expense, amounting to ThCh$ 32,963,319, ThCh$ 40,670,850 and ThCh$ 42,347,078 for 2003, 2002 and 2001, respectively, is determined by the straight-line method based on the estimated useful lives of the assets, which are as follows:

Years
Buildings and improvements	25-60
Machinery and equipment	10
Containers	2-5
Other	1-10

k) Deposits for containers

The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The deposit is valued at the weighted-average deposit value over the past seven years by container type and any adjustments are recorded in the Company’s operating results. In order for a customer to recover the cash deposit, the original invoice must be presented and the containers should be returned in good condition. Deposits are not adjusted for price level restatements. If a customer has not returned all or part of the deposits for containers for a period of five years from the invoice date, the Company may cash part or all of the deposit without any further proceedings.

Considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period this liability of ThCh$ 6,934,762 and ThCh$ 6,090,601 at December 31, 2003 and 2002, respectively, is presented in other long-term liabilities in the consolidated balance sheets.

l) Investments in unconsolidated affiliates Investments in companies in which the Company’s ownership interest exceeds 10% but is less than 50% are accounted for using the equity method. The Company’s proportionate share in net income and loss of unconsolidated affiliates is recognized in other non-operating income or expense in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in which the Company’s ownership interest is below 10% are accounted for at cost plus price-level restatements.

m) Long-term investment

Long-term investments mainly include investments in bonds and time deposits which are recorded at cost plus accrued interest.

n) Goodwill

The Company has classified the cost in excess of fair value of the net assets of companies acquired in purchase transactions as goodwill. Goodwill generated on acquisitions is amortized on a straight-line basis over 20 years. Amortization of goodwill amounted to ThCh$ 6,618,354, ThCh$ 8,074,510 and ThCh$ 11,145,073 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company evaluates the recoverability of goodwill on a periodic basis.

o) Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The purchase discounts, the difference in the par value and the proceeds received, is included in other long-term assets in the consolidated balance sheets. This asset is amortized using the straight-line method over the term of the respective obligations.

The issuance and placement costs of bonds are shown in other current assets and other long-term assets in the consolidated balance sheets and are being amortized on a straight-line basis over the life of the respective instruments. Costs include legal fees, reports on risk classification, printing, and commissions on issuance and are presented net of accumulated amortization.

p) Staff severance indemnities

The Company has recorded a liability for long-term severance indemnities in accordance with the collective bargaining agreements entered into with its employees in Chile. The indemnity is payable to employees at the rate of one full month’s salary for every year of service with the Company. This liability is shown at the present value of the accrued benefits which was calculated by applying a real discount rate of 7% per annum to the benefit accrued as of the end of the year over an average future service period of 15 years. The staff severance indemnities are included in short-term and long-term other accrued liabilities in the consolidated balance sheets.

q) Sales recognition

The Company records sales revenue based on the physical delivery of finished products to its customers, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

r) Franchise incentives

The Coca-Cola Company, in its sole discretion, provides the Company with various benefits and incentives, including advertising and promotional support. The amounts received from The Coca-Cola Company for such support are included within the captions that compose operating income, depending on the nature of the support given.

s) Derivative transactions

The Company enters into hedging contracts including foreign currency forward exchange contracts and cross-currency interest rate swap agreements. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the balance sheet at their fair value. Derivative instruments are accounted for as follows:

Hedges of forecasted transactions:

The derivative instrument is stated at its fair value on the consolidated balance sheets and any change in the fair value is recognized on the balance sheets as an unrealized gain or loss in other liabilities or in other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in non-operating income or expense in the consolidated statements of income.

Hedges of firm commitments:

The hedged item and derivative instrument are measured at fair value on the consolidated balance sheets. Unrealized gains and losses are recorded in earnings in other non-operating income or expense in the consolidated statements of income if the net effect is a loss and deferred and recognized when the contract is settled if it is a net gain.

t) Translation of financial statements in foreign currencies

The Company ´s investments in subsidiaries located in Argentina and Brazil are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/currency fluctuations must first be remeasured into U.S. dollars and then translated into Chilean pesos at the year-end exchange rate of the Chilean peso to the U.S. dollar. As a result, no effect is given to price-level restatements based on inflation in those countries and the U.S. dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of these subsidiaries are prepared in accordance with Chilean GAAP, excluding the application of monetary correction, and then remeasured into U.S. dollars as follows:

•	monetary assets and liabilities are translated at the closing exchange rate for the period;

•	all other assets and liabilities and shareholders’ equity are translated at historical rates of exchange;

•	income and expense accounts are translated at average rates during the period; and

•	the resulting exchange adjustments are included in the results of operations for the period.

The resulting foreign currency amounts are then translated to Chilean pesos at the closing exchange rate at the balance sheet date. The difference between the investments’ equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments’ income (or loss) for the year, is recorded as a “Cumulative Translation Adjustment” in Shareholders’ equity in the Consolidated Balance Sheets.

u) Cash flows

For purposes of the consolidated statements of cash flows, the Company considers all highly-liquid investments with a remaining maturity of less than three months at the closing date of the financial statements to be cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

NOTE 2 - CHANGES IN ACCOUNTING PRINCIPLES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous years which could significantly affect the comparability of these financial statements.

NOTE 3 - TIME DEPOSITS

Time deposits at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Foreign currency deposits	6,602,410	12,563,475

Total	6,602,410	12,563,475

NOTE 4 - MARKETABLE SECURITIES

Marketable securities at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Money market funds	25,093,563	25,795,192

Total	25,093,563	25,795,192

NOTE 5 - RECEIVABLES (NET)

Receivables (net) at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Trade accounts receivable	30,147,915	28,606,326
Miscellaneous accounts receivable	13,851,996	5,567,292
Notes receivable	12,553,173	12,869,810
Allowance for doubtful accounts	(3,071,107)	(2,567,191)

Accounts receivable (net)	53,481,977	44,476,237

Notes receivable consisted primarily of post-dated checks for the purchases of goods and Miscellaneous accounts receivable consisted primarily of advance payments made to suppliers and amounts due from employees.

Gross balances outstanding for 90 days or less were ThCh$ 52,506,136 and ThCh$ 43,598,728 at December 31, 2003 and 2002, respectively. Gross balances outstanding for more than 90 days were ThCh$ 4,046,948 and ThCh$ 3,444,700 at December 31, 2003 and 2002, respectively.

The Company’s bad debt expense totaled ThCh$ 340,925 in 2003, ThCh$ 394,481 in 2002 and ThCh$ 1,159,839 in 2001.

NOTE 6 - INVENTORIES

Inventories at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Raw materials	9,525,773	6,741,116
Finished products	7,908,774	8,933,416
Raw materials in-transit	2,182,137	2,264,186
Products-in-process	73,422	50,271

Total	19,690,106	17,988,989

Provisions for obsolescence totaled ThCh$ 213,598 and ThCh$ 218,521 at December 31, 2003 and 2002, respectively.

NOTE 7 - OTHER CURRENT ASSETS

Other current assets at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Supplies	3,393,713	2,849,014
Prepaid expenses	2,133,870	1,971,886
Other	2,157,938	2,074,027

Total	7,685,521	6,894,927

NOTE 8 – DERIVATIVE INSTRUMENTS

In accordance with TB 57, under Chilean GAAP certain of the following forward contracts have been designated as hedges of forecasted transactions. In conjunction with the Company’s risk management strategy, the Company has recorded a gain of ThCh$ 11,232,119 in the consolidated statement of income for the year ended December 31, 2003 with the corresponding asset recorded in long-term investments in the consolidated balance sheets as of December 31, 2003. Additionally, for the Company’s forward contracts representing hedges of forecasted transactions, the Company has recorded an unrealized loss of ThCh$ 2,614,157 for the year ended December 31, 2003 and an unrealized gain of ThCh$ 400,115 for the year ended December 31, 2002.

The Company has the following derivative contracts at December 31, 2003 and 2002:

						Fair value at
	Purchase	Currency	Notional	Maturity	Currency	December 31, 2003
Bank	date	purchased	amount	date	sold	Unrealized	Realized
			ThCh$			ThCh$	ThCh$
Itaú Bank	06/30/2003	US$	711,326	01/02/2004	R$	(163,615)	—
Deutsche Bank	07/16/2003	US$	7,247,979	01/16/2004	Ch$	—	1,133,323
Deutsche Bank	07/18/2003	US$	10,343,145	01/19/2004	Ch$	—	1,618,300
Deutsche Bank	07/18/2003	US$	7,175,875	01/19/2004	Ch$	—	1,047,853
Deutsche Bank	07/26/2003	US$	3,606,666	01/26/2004	Ch$	—	570,600
Deutsche Bank	07/26/2003	US$	3,646,838	01/26/2004	Ch$	—	570,355
Deutsche Bank	10/30/2003	US$	1,705,152	01/30/2004	Ch$	—	267,233
Citibank	10/22/2003	US$	525,117	01/30/2004	Ch$	(28,424)	—
Deutsche Bank	10/23/2003	US$	525,117	01/30/2004	Ch$	(28,424)	—
Deutsche Bank	10/30/2003	US$	525,117	01/30/2004	Ch$	(28,424)	—
Citibank	11/06/2003	US$	525,117	01/30/2004	Ch$	(28,424)	—
Deutsche Bank	11/07/2003	US$	525,117	01/30/2004	Ch$	(28,424)	—
Deutsche Bank	12/02/2003	US$	1,308,666	01/30/2004	Ch$	(80,853)	—
Citibank	10/22/2003	US$	524,753	02/27/2004	Ch$	(29,464)	—
Deutsche Bank	10/23/2003	US$	524,753	02/27/2004	Ch$	(29,464)	—
Deutsche Bank	10/30/2003	US$	524,753	02/27/2004	Ch$	(29,464)	—
Citibank	11/06/2003	US$	524,753	02/27/2004	Ch$	(29,464)	—
Deutsche Bank	11/07/2003	US$	524,753	02/27/2004	Ch$	(29,464)	—
Deutsche Bank	12/02/2003	US$	1,191,189	02/27/2004	Ch$	(66,884)	—
Deutsche Bank	09/15/2003	US$	10,799,887	03/15/2004	Ch$	—	1,702,277
Deutsche Bank	09/15/2003	US$	3,619,202	03/15/2004	Ch$	—	572,105
Citibank	10/22/2003	US$	506,522	03/30/2004	Ch$	(30,186)	—
Deutsche Bank	10/23/2003	US$	506,522	03/30/2004	Ch$	(30,186)	—
Deutsche Bank	10/30/2003	US$	506,522	03/30/2004	Ch$	(30,186)	—
Citibank	11/06/2003	US$	506,522	03/30/2004	Ch$	(30,186)	—
Deutsche Bank	11/07/2003	US$	506,522	03/30/2004	Ch$	(30,186)	—
Deutsche Bank	12/02/2003	US$	729,392	03/30/2004	Ch$	(43,468)	—
Deutsche Bank	10/13/2003	US$	7,188,184	04/13/2004	Ch$	—	1,131,280
Citibank	10/22/2003	US$	524,376	04/30/2004	Ch$	(30,577)	—
Deutsche Bank	10/23/2003	US$	524,376	04/30/2004	Ch$	(30,577)	—
Deutsche Bank	10/30/2003	US$	524,376	04/30/2004	Ch$	(30,577)	—
Citibank	11/06/2003	US$	524,376	04/30/2004	Ch$	(30,577)	—
Deutsche Bank	11/07/2003	US$	524,376	04/30/2004	Ch$	(30,577)	—
Deutsche Bank	12/02/2003	US$	1,153,628	04/30/2004	Ch$	(67,270)	—
Deutsche Bank	12/02/2003	US$	401,048	05/28/2004	Ch$	(25,851)	—
Citibank	10/22/2003	US$	534,731	05/28/2004	Ch$	(34,468)	—

						Fair value at
	Purchase	Currency	Notional	Maturity	Currency	December 31, 2003
Bank	date	purchased	amount	date	sold	Unrealized	Realized
			ThCh$			ThCh$	ThCh$
Deutsche Bank	10/23/2003	US$	534,731	05/28/2004	Ch$	(34,468)	—
Deutsche Bank	10/30/2003	US$	534,731	05/28/2004	Ch$	(34,468)	—
Citibank	11/06/2003	US$	534,731	05/28/2004	Ch$	(34,468)	—
Deutsche Bank	11/07/2003	US$	534,731	05/28/2004	Ch$	(34,468)	—
Deutsche Bank	12/02/2003	US$	3,550,533	06/02/2004	Ch$	—	559,110
Deutsche Bank	12/15/2003	US$	7,070,750	06/15/2004	Ch$	—	1,113,286
Deutsche Bank	12/18/2003	US$	6,010,105	06/18/2004	Ch$	—	946,397
Citibank	10/22/2003	US$	530,507	06/30/2004	Ch$	(36,895)	—
Deutsche Bank	10/23/2003	US$	530,507	06/30/2004	Ch$	(36,895)	—
Deutsche Bank	10/30/2003	US$	530,507	06/30/2004	Ch$	(36,895)	—
Citibank	11/06/2003	US$	530,507	06/30/2004	Ch$	(36,895)	—
Deutsche Bank	11/07/2003	US$	530,507	06/30/2004	Ch$	(36,895)	—
Citibank	10/22/2003	US$	519,223	07/30/2004	Ch$	(36,896)	—
Citibank	10/23/2003	US$	519,223	07/30/2004	Ch$	(36,896)	—
Deutsche Bank	10/30/2003	US$	519,223	07/30/2004	Ch$	(36,896)	—
Citibank	11/06/2003	US$	519,223	07/30/2004	Ch$	(36,896)	—
Deutsche Bank	11/07/2003	US$	519,223	07/30/2004	Ch$	(36,896)	—
Deutsche Bank	12/02/2003	US$	104,497	08/27/2004	Ch$	(7,447)	—
Citibank	10/22/2003	US$	522,534	08/27/2004	Ch$	(37,262)	—
Citibank	10/23/2003	US$	522,534	08/27/2004	Ch$	(37,262)	—
Deutsche Bank	10/30/2003	US$	522,534	08/27/2004	Ch$	(37,262)	—
Citibank	11/06/2003	US$	522,534	08/27/2004	Ch$	(37,262)	—
Deutsche Bank	11/07/2003	US$	522,534	08/27/2004	Ch$	(37,262)	—
Deutsche Bank	12/02/2003	US$	474,577	09/30/2004	Ch$	(32,738)	—
Citibank	10/22/2003	US$	515,845	09/30/2004	Ch$	(35,585)	—
Citibank	10/23/2003	US$	515,845	09/30/2004	Ch$	(35,585)	—
Deutsche Bank	10/30/2003	US$	515,845	09/30/2004	Ch$	(35,585)	—
Citibank	11/06/2003	US$	515,845	09/30/2004	Ch$	(35,585)	—
Deutsche Bank	11/07/2003	US$	515,845	09/30/2004	Ch$	(35,585)	—
Deutsche Bank	12/02/2003	US$	201,001	10/29/2004	Ch$	(14,541)	—
Citibank	10/22/2003	US$	502,502	10/29/2004	Ch$	(36,353)	—
Citibank	10/23/2003	US$	502,502	10/29/2004	Ch$	(36,353)	—
Deutsche Bank	10/30/2003	US$	502,502	10/29/2004	Ch$	(36,353)	—
Citibank	11/06/2003	US$	502,502	10/29/2004	Ch$	(36,353)	—
Deutsche Bank	11/07/2003	US$	502,502	10/29/2004	Ch$	(36,353)	—
Deutsche Bank	12/02/2003	US$	397,849	11/30/2004	Ch$	(28,449)	—
Citibank	10/22/2003	US$	503,606	11/30/2004	Ch$	(36,012)	—
Citibank	10/23/2003	US$	503,606	11/30/2004	Ch$	(36,012)	—
Deutsche Bank	10/30/2003	US$	503,606	11/30/2004	Ch$	(36,012)	—
Citibank	11/06/2003	US$	503,606	11/30/2004	Ch$	(36,012)	—
Deutsche Bank	11/07/2003	US$	503,606	11/30/2004	Ch$	(36,012)	—
Citibank	10/22/2003	US$	481,023	12/29/2004	Ch$	(32,709)	—
Citibank	10/23/2003	US$	481,023	12/29/2004	Ch$	(32,709)	—
Deutsche Bank	10/30/2003	US$	481,023	12/29/2004	Ch$	(32,709)	—
Citibank	11/06/2003	US$	481,023	12/29/2004	Ch$	(32,709)	—
Deutsche Bank	11/07/2003	US$	481,023	12/29/2004	Ch$	(32,709)	—
Deutsche Bank	12/02/2003	US$	865,842	12/29/2004	Ch$	(58,876)	—

			110,457,026			(2,614,157)	11,232,119

						Fair value at
	Purchase	Currency	Notional	Maturity	Currency	December 31, 2002
Bank	date	purchased	amount	date	sold	Unrealized	Realized
			ThCh$			ThCh$	ThCh$
Deutsche Bank	19/11/2002	US$	4,416,525	01/31/2003	Ch$	3,684	—
Deutsche Bank	19/11/2002	US$	4,122,995	02/28/2003	Ch$	7,732	—
Deutsche Bank	19/11/2002	US$	3,377,066	03/28/2003	Ch$	9,373	—
Deutsche Bank	20/11/2002	US$	4,080,295	04/30/2003	Ch$	15,837	—
Deutsche Bank	20/11/2002	US$	3,422,458	05/30/2003	Ch$	18,474	—
Deutsche Bank	20/11/2002	US$	2,878,339	06/27/2003	Ch$	18,703	—
Deutsche Bank	06/12/2002	US$	2,773,735	07/31/2003	Ch$	22,967	—
Deutsche Bank	06/12/2002	US$	2,939,603	08/29/2003	Ch$	29,161	—
Deutsche Bank	06/12/2002	US$	3,261,100	09/30/2003	Ch$	38,566	—
BBVA Banco Bhif	11/12/2002	US$	2,796,751	10/31/2003	Ch$	38,725	—
BBVA Banco Bhif	11/12/2002	US$	3,015,970	11/28/2003	Ch$	47,464	—
BBVA Banco Bhif	11/12/2002	US$	3,177,990	12/30/2003	Ch$	57,067	—
Itaú Bank	20/12/2002	US$	734,286	05/02/2003	R$	8,490	—
ABN AMRO Bank	20/12/2002	US$	735,739	06/02/2003	R$	9,942	—
Itaú Bank	20/12/2002	US$	737,292	07/01/2003	R$	11,496	—
Citibank	20/12/2002	US$	738,305	08/01/2003	R$	12,509	—
Citibank	20/12/2002	US$	740,700	09/01/2003	R$	14,904	—
Citibank	20/12/2002	US$	740,894	10/01/2003	R$	15,097	—
Itaú Bank	20/12/2002	US$	737,089	11/03/2003	R$	11,293	—
ABN AMRO Bank	19/11/2002	US$	5,804,324	12/01/2003	R$	(2,045)	—
Itaú Bank	19/11/2002	US$	5,066,421	12/01/2003	R$	(14,151)	—
ABN AMRO Bank	20/12/2002	US$	738,698	12/01/2003	R$	12,903	—
Itaú Bank	20/12/2002	US$	737,760	01/02/2004	R$	11,964	—

	Total		57,774,335			400,155	—

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

a)	Land, buildings and improvements and machinery and equipment at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Land	14,168,709	16,691,014
Buildings and improvements	92,008,375	104,639,626
Machinery and equipment	222,459,409	251,042,324

Total	328,636,493	372,372,964

Accumulated depreciation	186,823,699	197,981,982

b)	Other property, plant and equipment at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Containers	96,270,611	99,886,125
Marketing and displays	43,296,450	41,975,117
Furniture, tools and implements	24,481,843	32,042,246
Vehicles and other fixed assets	10,714,247	14,309,233

Total	174,763,151	188,212,721

Accumulated depreciation	148,836,072	154,535,953

c)	Technical reappraisal of property, plant and equipment:

This item represents the increase in value of property, plant and equipment resulting from a technical reappraisal made by the Company in 1979 pursuant to SVS regulations. The balance of technical reappraisals at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Land	1,267,674	1,267,674
Machinery and equipment	453,179	453,179
Buildings and improvements	175,771	175,771

Total	1,896,624	1,896,624

Accumulated depreciation	551,016	541,476

NOTE 10 - INVESTMENTS IN UNCONSOLIDATED AFFILIATES AND GOODWILL

a) Investments in unconsolidated affiliates:

Information concerning investments in related companies consisted of the following:

	Ownership
	percentage		Investment value
	at December 31,		at December 31,		Participation in net income (loss)
	2003	2002	2003	2002	2003	2002	2001
	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A. (1)	50.00	50.00	14,869,970	14,813,193	(487,076)	232,559	30,557
Kaik Participacoes Ltda. (2)	11.31	11.31	2,493,663	232,979	2,264,148	11,093,998	(509,302)
Envases Central S.A.	48.00	48.00	1,211,420	1,098,670	104,841	(190,783)	(399,906)
Cican S.A.	15.20	15.20	840,457	1,098,686	(58,418)	(1,926,182)	(310,683)
Agromax S.A. (3)	—	48.62	—	—	—	—	(14,339)
Centralli Refrigerante S.A. (4)	25.00	25.00	—	—	—	—	(217,178)

Total			19,415,510	17,243,528	1,823,495	9,209,592	(1,420,851)

(1)	On June 29, 2001, Embotelladora Andina S.A. and Cristalerías de Chile S.A. (“Cristalerías”) entered into a number of contracts establishing a joint venture for the PET plastic container business in which these companies were involved through their respective subsidiaries, Envases Multipack S.A. and Crowpla Reicolite S.A. (“Crowpla”). This joint venture was undertaken by the Company through the incorporation of its subsidiary, Andina Inversiones Societarias S.A., as shareholder of 50% of the shares of Crowpla Reicolite S.A. The remaining 50% of these shares are owned by Cristalerías. In addition, Crowpla purchased the necessary assets from Multipack to develop this joint venture. As a result of the previously described asset purchase, an unrealized gain of ThCh$ 1,342,144 was generated, which is being recorded, beginning January 1, 2003, over the remaining useful life of approximately ten years, of this property, plant and equipment sold to Envases CMF S.A. (“CMF”).

(2)	Andina, through its subsidiary Refrescos, has an indirect equity investment (11.31%) in Kaik Participacoes Ltda. (Kaik). Kaik, in turn, had a 33.46% equity investment in Cervejarias Kaiser S.A., which on March 19, 2002 was sold for US$ 484.5 million to a Canadian company. As a result of this transaction Refrescos recognized a gain of US$ 15 million. Refrescos received US$ 15 million as dividend as a result of the payment in cash for the respective sale. The remaining amount of US$ 5.7 million, was accrued until May 2003, due to certain unresolved contingencies related to the sale of Cervejarias Kaiser S.A. In June 2003, these contingencies were resolved and the provision was reversed. As a result of the resolution of these contingencies, a gain of US$ 3.22 million was recognized by Refrescos in 2003.

(3)	In 2001 and 2002, the investment in Agromax S.A. was accounted for using the equity method. Agromax S.A. had negative equity at December 31, 2002, which was included in other accrued liabilities on the consolidated balance sheets. On March 27, 2003, the Company sold its shares of Agromax S.A. for $ 132,000 Argentine peso (ThCh$ 28,194), generating a gain for the same amount, which is shown in non-operating income or expense in the consolidated statements of income for the year ended December 31, 2003.

(4)	Centralli Refrigerante S.A. had negative equity at December 31, 2003 and 2002, which is included within other accrued liabilities on the consolidated balance sheets.

b)	Goodwill (net):

The detail of goodwill (net) at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	38,157,703	50,442,297
Nitivitgov Refrigerantes	33,286,647	43,184,141
Río de Janeiro Refrescos Ltda.	15,317,564	20,165,213
Sociedad de Inversiones Libertador Bernardo O’ Higgins	1,217,355	1,229,529

Total	87,979,269	115,021,180

Accumulated amortization was ThCh$ 67,809,631 and ThCh$ 61,191,277 at December 31, 2003 and 2002, respectively.

c)	Transactions with related companies:

			Amount of transactions for
			the year ended December 31,
Company	Relation	Type of transaction	2003	2002	2001
			ThCh$	ThCh$	ThCh$
Envases Central S.A. (Chile)	Equity investee	Sales of raw materials and supplies	1,162,714	1,276,720	1,105,375
		Finished product purchases	13,883,519	13,591,696	8,709,198
		Loan granted	—	—	834,030
		Loan received	—	290,880	860,555
Envases Italprint S.A. (Chile)	Director in common	Raw material purchases	8,971	699,854	1,028,904
Coca Cola de Chile S.A.	Related company through shareholder	Concentrate purchases	34,268,564	39,937,921	38,129,048
		Advertising participation	2,790,254	2,791,593	2,630,186
		Water source rental	1,289,370	1,580,303	2,971,112
		Others	551,517	1,177,788	—
Coca Cola de Argentina S.A.	Related company through shareholder	Concentrate purchases	13,748,724	10,530,959	14,250,907
Cican S.A. (Argentina)	Equity investee	Can purchases	—	1,577,247	6,006,020
		PET purchases	—	118,763	747,879
Cervejarias Kaiser S.A. (Brazil)	Equity investee	Finished product purchases	6,090,759	4,969,630	4,800,822
		Advertising participation	1,039,220	1,131,550	1,735,609
Coca Cola Industrias Ltda. (Brazil)	Related company through shareholder	Advertising participation	—	—	2,353,092
		Promotional plans	—	—	11,470,831
Envases del Pacífico S.A. (Chile)	Director in common	Raw material purchases	939,708	154,774	313,297
Recofarma Industrias do Amazonas Ltda. (Brazil)	Related company through shareholder	Concentrate purchases	17,257,524	25,463,033	26,092,723
		Advertising participation	4,670,864	15,612,745	—
Envases CMF S.A. (Chile)	Equity investee	Container purchases	3,661,161	7,010,785	2,888,486
		Raw material purchases	9,483,774	6,031,704	5,909,301
		Raw material sales	1,268,539	—	—
Centralli Refrigerantes S.A. (Brazil)	Equity investee	Finished product purchases	847,815	4,398,506	2,744,744

d)	Amounts receivable and amounts payable with related companies consisted of the following:

Short-term

	At December 31, 2003		At December 31, 2002
Company	Receivable	Payable	Receivable	Payable
	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A.	—	2,905,631	—	3,405,998
Coca-Cola de Chile S.A.	—	2,825,136	—	3,398,175
Recofarma Industrias do Amazonas Ltda.	—	2,264,528	—	417,631
Envases Central S.A.	—	636,534	—	820,735
Cervejarias Kaiser S.A.	—	559,213	—	160,817
Coca Cola de Argentina S.A.	—	502,991	—	569,062
Centralli Refrigerante S.A.	—	—	—	166,215
Envases del Pacífico S.A.	—	—	—	130,131
Cican S.A. (Argentina)	—	—	—	121,236
Envases Italprint S.A.	—	—	—	116,155

Total	—	9,694,033	—	9,306,155

Long-term

	At December 31, 2003		At December 31, 2002
Company	Receivable	Payable	Receivable	Payable
	ThCh$	ThCh$	ThCh$	ThCh$
Coca Cola (Chile)	50,559	—	37,152	—
Centralli Refrigerante S.A.	—	—	55,051	—

Total	50,559	—	92,203	—

NOTE 11 - LONG-TERM INVESTMENTS

Other long-term assets at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Investments in bonds:
Chilgener S.A.	15,080,896	18,214,744
Petróleos Mexicanos	12,672,139	15,668,289
Bono Soberano de Chile	8,618,294	12,741,707
Bono Soberano México	8,488,371	—
Enap	7,531,035	—
Endesa	6,071,390	17,196,377
Compañía Manufacturera de Papeles y Cartones S.A.	5,954,286	7,313,827
Banco Santiago S.A.	5,935,379	10,506,877
Celulosa Arauco Constitución S.A.	5,811,402	10,698,986
Teléfonos de México S.A.	3,058,424	3,790,986
Scotiabank Sudamericano S.A.	3,049,213	3,757,610
Banco Santander Santiago	2,479,193	—
Enersis S.A.	—	8,022,496
Empresa Eléctrica Pehuenche S.A.	—	7,460,749
Time deposit - Deutsche Bank AG	48,903,308	67,115,801
Deposit Credit Link Enersis S.A.	11,259,181	—
Deposit Credit Link Endesa	6,123,444	—
Deposit Credit Link Cemex	5,062,869	1,212,088
Deposit Credit Link LQ	1,437,709	—
Deposit Credit Link CTC	—	10,909,623
Deposit Credit Link Pemex	—	4,976,404
Cross currency swap	11,232,119	—

Total	168,768,652	199,586,564

NOTE 12 - BANK BORROWINGS

a) Short-term bank borrowings:

Short-term bank borrowings totaled ThCh$ 5,204,294 and ThCh$ 7,054,574 at December 31, 2003 and 2002, respectively. The weighted-average annual interest rates on short-term bank borrowings (including short-term lines of credit) outstanding at December 31, 2003 and 2002 were 3.12% and 3.58%, respectively.

At December 31, 2003 and 2002, the Company had approximately Ch$ 87,526 million and Ch$ 78,041 million, respectively, available through short-term lines of credit. The aggregate outstanding of the lines of credit at December 31, 2003 and 2002 was approximately Ch$ 5,204 million and Ch$ 5,193 million, respectively.

b) Long-term bank borrowings

Long-term bank borrowing outstanding at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Long-term bank loans	51,308,551	62,737,971
Less: Current portion	(1,999,107)	(2,560,111)

Total long-term portion	49,309,444	60,177,860

Long-term bank borrowings are from various banks and are denominated in Brazilian reais and U.S. dollars. Interest payments are made semi-annually in arrears and the weighted-average interest rate was 6.84% per annum.

Scheduled maturities of the long-term bank borrowings at December 31, 2003 were as follows:

Maturing
during the year
ending December 31,	2003
ThCh$
2005	421,975
2006	47,781,281
2007	1,106,188

Total	49,309,444

NOTE 13 - BONDS PAYABLE

a)	At December 31, 2003 and 2002, the current and long-term portion of bonds payable consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Current portion of bonds payable:
Bonds payable in foreign countries	378,595	462,753
Bonds payable in Chile	12,687,300	7,128,559

Total current portion of bonds payable	13,065,895	7,591,312

Long-term bonds payable:
Bonds payable in foreign countries	21,421,929	26,183,818
Bonds payable in Chile	100,758,600	111,869,978

Total long-term bonds payable	122,180,529	138,053,796

Total bonds payable	135,246,424	145,645,108

Accrued interest included in current portion of bonds payable on the consolidated balance sheets amounted to ThCh$ 968,095 and ThCh$ 1,547,743 at December 31, 2003 and 2002.

b)	The terms and conditions of the bonds outstanding at December 31, 2003 were as follows:

Bonds payable in foreign countries

	Series A	Series B	Series C
Issue date	October 3, 1997	October 3, 1997	October 3, 1997
Amount of issuance	US$150,000,000	US$100,000,000	US$100,000,000
Amortization term	10 years	30 years	100 years
Maturity	Due October 1, 2007	Due October 1, 2027	Due October 1, 2097
Annual interest rate	7.000%	7.625%	7.875%
Interest payments	Semiannually	Semiannually	Semiannually
Covenants applicable to the issue	None	None	None

During the years ended December 31, 2002 and 2001, the Company repurchased Series A, B and C Bonds totaling US$ 117,924,000, US$ 96,000,000 and US$100,000,000, respectively.

The Company repurchased these bonds at a discount which has been included in financial income in the consolidated statements of income in the amount of ThCh$ 972,903 in 2002 and ThCh$ 3,760,857 in 2001, net of the proportional issuance expenses. Bond issuance costs and discounts for all of the repurchased bonds have been amortized in 2001.

The principal amount outstanding of US$ 32.1 million on the Series A bonds is payable in-full on October 1, 2007. The principal amount outstanding of US$ 4 million on the Series B bonds is payable in-

full on October 1, 2027. There is no principal amount outstanding in respect of the Series C bonds.

Bonds payable in local market

	Series A	Series B
Issue date	June 1, 2001	June 1, 2001
Amount of issuance	UF 3,300,000	UF 3,700,000
Amortization term	7 years	25 years
Maturity	Due June 1, 2008	Due June 1, 2026
Annual interest rate	6.200%	6.500%
Interest payments	Semiannually	Semiannually
Covenants applicable to the issue	See Note 17 d)	See Note 17 d)

The principal amount on the Series A bonds is payable in ten equal bi-annual installments. The first of these installments was paid on December 1, 2003.

The principal amount on the Series B bonds is payable in thirty-four equal bi-annual installments, beginning December 1, 2009.

Bonds issued by Refrescos

The Company’s subsidiary, Refrescos, issued bonds in the amount of US$ 75 million, principal amount maturing in December 2007 with semiannual interest payments. At December 31, 2003 and 2002, all such bonds were owned by the Company’s subsidiary, Abisa. Consequently, the bonds and all related effects have been eliminated from these consolidated financial statements.

NOTE 14 - OTHER ACCRUED LIABILITIES

Other accrued liabilities at each year-end consisted of the following:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Other accrued liabilities-short term:
Accrued obligations at year-end (1)	7,989,215	8,847,436
Tax provision - Brazil (2)	3,170,182	725,796
Vacation accrual	1,823,967	1,841,756
Advertising contracts	1,704,832	2,881,192
Staff severance indemnities (3)	163,346	309,823

Total	14,851,542	14,606,003

Other accrued liabilities-long term:
Contingency provision – Brazilian banking taxes	4,128,946	2,584,873
Tax provision - Brazil (2)	2,378,244	—
Staff severance indemnities (3)	2,308,742	2,434,594
Accrual for labor contingencies	1,560,623	3,075,064
Others	230,896	1,273,044

Total	10,607,451	9,367,575

(1)	Accrued obligations at each year-end include bonuses payable to staff, accruals for project expenses and miscellaneous accrued expenses.

(2)	Relates to an allowance against prepaid corporation taxes in Refrescos. The Brazilian tax authority has disputed the repayment of these taxes to Refrescos.

(3)	Amounts charged to the income statements in 2003, 2002 and 2001 were ThCh$ 516,507, ThCh$ 644,286 and ThCh$ 824,579, respectively.

NOTE 15 - INCOME TAXES

a) Tax obligations

At December 31, 2003, the Company recorded a current income tax provision in conformity with current tax regulations amounting to ThCh$ 3,026,775 (ThCh$ 7,752,047 at December 31, 2002 and ThCh$ 4,060,769 at December 31, 2001).

b) Retained profits

At December 31, 2003, Andina had accumulated taxable profits amounting to ThCh$ 1,868,284.

At December 31, 2003, the balance of the Company’s retained tax profits totaled ThCh$ 3,574,271 and respective shareholder credit totaled ThCh$ 589,755.

c) Deferred income taxes

Deferred income tax balances at December 31, 2003 and 2002 consisted of the following:

	2003				2002
	Assets		Liabilities		Assets		Liabilities
Timing differences	Short - term	Long - term	Short - term	Long - term	Short - term	Long - term	Short - term	Long - term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	453,957	183,415	—	—	276,987	247,010	—	—
Tax loss carry-forwards	270,714	6,688,552	—	—	—	25,992,485	—	—
Vacation accrual	126,041	—	—	—	123,091	—	—	—
Packages development	99,393	—	—	—	176,993	—	—	—
Social contribution- carryforward	97,457	2,429,094	—	—	—	—	—	—
Provision for obsolescence of inventories	50,522	—	—	—	78,699	—	—	—
Provision for labor and trade lawsuits	—	3,450,314	—	—	—	900,006	—	—
Provision for assets written-off	—	1,308,140	—	90,249	4,571	1,714,371	—	—
Depreciation of property, plant and equipment	—	626,128	117,055	5,587,355	—	625,798	108,325	5,791,908
Guarantees on bottles	—	—	—	2,505,055	—	—	—	2,422,929
Staff severance indemnities-	—	—	5,173	541,705	—	804	4,708	512,582
Bond issuance costs	—	—	—	219,186	—	—	—	247,734
Leased assets	—	—	379	4,895	54,697	19,067	2,822	59,493
Manufacturing expenses	—	—	—	—	5,907	—	—	—
Amortization of intangibles	—	—	—	—	—	74,015	—	—
Other	402,739	1,230,912	21,432	67,418	222,846	264,593	23,950	—
Complementary accounts, net of amortization	(7,733)	(3,674,769)	—	(4,348,773)	(85,640)	(3,673,641)	—	(5,362,035)
Valuation allowance	—	(8,910,334)	—	—	—	(24,440,712)	—	—

Total	1,493,090	3,331,452	144,039	4,667,090	858,151	1,723,796	139,805	3,672,611

d)	Effect on income

	Year ended December 31,
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Current income tax expense	(3,026,775)	(7,752,047)	(4,060,769)
Deferred income tax benefit	(10,880,633)	8,075,269	13,427,988
Change in valuation allowance	12,396,939	(8,922,614)	(15,983,641)
Adjustments in prior year income taxes	636,375	(23,033)	307,673
Recoverable tax losses	—	194,889	—
Other	(135,496)	(162,428)	(1,192,965)

Total income tax expense	(1,009,590)	(8,589,964)	(7,501,714)

e)	Total income (loss) before income taxes and minority interest arising from different geographic sources is as follows:

Year ended	Chile			The Company
December 31,	and other	Brazil	Argentina	(Consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
2003	24,719,244	(5,424,370)	(2,527,664)	16,767,210
2002	59,593,257	2,198,229	(19,847,387)	41,944,099
2001	63,271,171	(14,294,973)	(7,052,857)	41,923,341

NOTE 16 - FOREIGN CURRENCY

At December 31, 2003 and 2002, the Company had the following assets and liabilities denominated in U.S. dollars, Brazilian reals, and Argentine pesos, which have been translated into Chilean pesos in accordance with Note 1 d) and t):

	2003			2002
Assets	US dollars	Brazilian reals	Argentine pesos	US dollars	Brazilian reals	Argentine pesos
	(in thousands)			(in thousands)
Cash	216	15,528	4,623	1,616	14,422	11,870
Time deposits	—	32,125	—	—	61,161	1
Marketable securities (net)	41,649	—	1	35,471	—	—
Receivables (net)	2,937	93,491	12,336	2,411	62,641	11,924
Inventories	6,533	27,926	20,073	3,627	27,560	16,103
Other current assets	3,896	12,165	13,000	2,998	14,292	12,399
Property, plant and equipment	180,778	—	—	198,252	—	—
Investments in unconsolidated affiliates	1,415	1,188	—	1,835	—	—
Investments in other companies	1,026	—	—	1,026	—	—
Goodwill (net)	143,687	—	—	156,783	—	—
Other long-term assets	287,709	12,429	7,490	277,262	8,052	5,982

Total assets	669,846	194,852	57,523	681,281	188,128	58,279

	2003			2002
Assets	US dollars	Brazilian reals	Argentine pesos	US dollars	Brazilian reals	Argentine pesos
	(in thousands)			(in thousands)
Obligations with banks and financial institutions	81,967	12,844	3	89,032	45,439	50,485
Accounts payable	8,293	57,284	22,396	22,334	116,697	63,163
Other accrued liabilities	3,160	39,393	2,592	6,481	45,976	5,122
Bonds payable	36,714	—	—	39,612	—	—
Other	34	13,118	29,872	1,134	27,310	35,170

Total liabilities	130,168	122,639	54,863	158,593	235,422	153,940

Total net assets (liabilities)	539,678	72,213	2,660	522,688	(47,294)	(95,661)

NOTE 17 - CONTINGENCIES AND COMMITMENTS

a) Guarantees

Direct guarantees:

						Balances pending
	Debtor					payment
					Assets pledged	at year end
Guarantee creditor	Name	Relation	Guarantee	Type	Book value	2003	2002
					ThCh$	ThCh$	ThCh$
Judicial authority	Rio de Janeiro Refrescos	Subsidiary	Judicial deposit	Judicial deposit	2,191,851	—	—

Guarantees from third parties:

	Type of
Guarantor	guarantee	Amount	Currency	Transaction
Loss, Juan Nelson	Mortgage	250,000	Argentine pesos	Credit to distributors
Bachiecca, Rubén	Mortgage	50,000	Argentine pesos	Credit to distributors
López, Nicanor	Mortgage	63,000	Argentine pesos	Credit to distributors
Ismael Hermanos	Mortgage	49,000	Argentine pesos	Credit to distributors
Cruz del Eje Refrescos	Mortgage	50,000	Argentine pesos	Credit to distributors
Dean Funes Refrescos	Mortgage	60,000	Argentine pesos	Credit to distributors
López, Hnos.	Mortgage	60,000	Argentine pesos	Credit to distributors
Casa, Elio	Mortgage	120,000	Argentine pesos	Credit to distributors
Romagnoli, Daniel	Mortgage	50,000	Argentine pesos	Credit to distributors
Alimentos Mediterráneo	Policy	399	U.F.	Advertising contract
Balthus Vitacura	Promisory note	1,000	U.F.	Advertising contract
Brutus Ltda.	Policy	875	U.F.	Advertising contract
C. Ch de la Const.	Policy	912	U.F.	Advertising contract
Com. Prod. Alimenticio	Policy	1,600	U.F.	Advertising contract
Destur S.A.	Policy	60,000	US$	Advertising contract
EBB Chile Ltda.	Voucher	20,133,399	Chilean pesos	Advertising contract
Empresa KHS	Voucher	214,800	US$	Guarantee machine purchase
Est. Aliumen Kokoriko	Policy	708	U.F.	Advertising contract
Est. Serv. Ruta 86	Policy	1,534	U.F.	Advertising contract
Gasin S.A.	Policy	746	U.F.	Advertising contract
Hotel Kennedy	Policy	589	U.F.	Advertising contract
Inter. foodsentert	Policy	706	U.F.	Advertising contract
La Piscola Ltda.	Policy	1,000	U.F.	Advertising contract
Las Urracas S.A.	Policy	606	U.F.	Advertising contract
Las Vacas Gordas	Policy	589	U.F.	Advertising contract
Le Due Torri Ltda.	Policy	736	U.F.	Advertising contract

	Type of
Guarantor	guarantee	Amount	Currency	Transaction
Martina S.A.	Policy	1,787	U.F.	Advertising contract
Mateos S.A.	Policy	2,743	U.F.	Advertising contract
P. Central Ltda.	Policy	3,076	U.F.	Advertising contract
R. Americano Ltda.	Policy	1,246	U.F.	Advertising contract
Rap veintidos	Policy	600	U.F.	Advertising contract
Rap. Siete	Policy	600	U.F.	Advertising contract
Rap Veintirés	Policy	600	U.F.	Advertising contract
Rest. Don Carlos	Policy	893	U.F.	Advertising contract
Rupanco Ltda.	Policy	1,270	U.F.	Advertising contract
Serv. Bravissimo	Policy	1,533	U.F.	Advertising contract
Serv. Generales	Policy	354	U.F.	Advertising contract
Slappers S.A.	Policy	624	U.F.	Advertising contract
Soc. Caterfood	Policy	490	U.F.	Advertising contract
Soc. Las Ñipas	Policy	6,971	U.F.	Advertising contract
Soc. Rest. Tuesday	Policy	30,000	US$	Advertising contract
Tavelli S.A.	Policy	750	U.F.	Advertising contract
Tuesday Ltda.	Policy	1,000	U.F.	Advertising contract
Tuesday Ltda.	Policy	30,000	US$	Advertising contract
Veneto Ltda.	Policy	843	U.F.	Advertising contract
Ziemann Liess	Voucher	135,000	US$	Services contract
Confab.	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Russel W. Coffin	Letter of credit	29,600,933	US$	Purchase of Nitrigov Refrigerantes S.A.
Dist. De Area	Mortgage/Guarantee	1,325,164	US$	Credit to distributors
Truck drivers	Garment	24,852	US$	Truck sales
Various clients	Deposit	201,550	US$	Bottling guarantee

b)	Contingencies

Andina and its subsidiaries are not involved in any material judicial or out-of-court litigation that could result in significant gains or losses. Current lawsuits are described below.

Embotelladora Andina S.A.

In 2001, the Internal Revenue Service assessed taxes to Andina for VAT and non-allowable tax expenses, in the amount of ThCh$ 57,905, plus price-level restatements and interest. Andina filed a tax lawsuit and the Tax Court issued a favorable judgement for a partial amount of ThCh$ 23,609, plus price-level restatements and interest. The Company presented an appeal for the remaining amount to the Court of Appeal in San Miguel on July 3, 2001 and this is still pending judgement.

Embotelladora del Atlántico S.A.

The Company is subject to labor lawsuits and other related matters for a claim of ThUS$ 866.

Refrescos

Refrescos is subject to labor, civil, and fiscal tax lawsuits for a claim of ThUS$ 5,974.

c)	Provisions

Andina and its subsidiaries have recorded the necessary provisions for the likely losses arising from current and potential labor, trade or other lawsuits.

d)	Restrictions

The bond issue and placement in the US market for US$ 350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

•	the Company must maintain an leverage ratio, defined as the Total debt/shareholders’ equity plus minority interest, less than 1.20.

•	the Company must maintain consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the Financial Debt (as defined) that is not guaranteed by the investee. Financial Debt is defined to include; i) short-term bank liabilities, ii) current portion of long-term bank liabilities, iii) short-term liabilities-promisory notes, iv) current portion of bonds payable, v) long term bank liabilities, and vi) long-term bonds payable.

•	Andina must retain and, in no way, sell, assign or dispose of, to a third party, the geographical zone denominated “Region Metropolitana”, as a franchised territory in Chile of The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling Agreement, renewable from time to time.

•	Andina must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company, as long as the referred territory represents more than forty percent of the Company’s consolidated operating cash flows (as defined).

NOTE 18 - SHAREHOLDERS’ EQUITY

The movements in shareholders’ equity of the Company during each of the three years ended December 31, 2003 were as follows:

			Retained
			earnings	Net income
	Paid-in	Other	from	for the	Interim
	capital (1)	reserves (3)	prior years	year	dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At January 1, 2001	173,762,425	38,132,910	147,414,347	31,500,734	(11,640,959)	379,169,457
Prior year income allocation	—	—	19,859,775	(31,500,734)	11,640,959	—
Dividends paid (2)	—	—	(46,141,062)	—	(11,495,351)	(57,636,413)
Price-level restatement of equity	5,386,635	1,182,120	4,078,111	—	(91,963)	10,554,903
Accumulated translation adjustment of foreign investments	—	6,937,391	—	—	—	6,937,391
Net income for the year	—	—	—	33,066,958	—	33,066,958

At December 31, 2001	179,149,060	46,252,421	125,211,171	33,066,958	(11,587,314)	372,092,296

Balance at December 31, 2001 restated in constant Chilean pesos of December 31, 2003	186,368,767	48,116,394	130,257,181	34,399,556	(12,054,283)	387,087,616

At January 1, 2002	179,149,060	46,252,421	125,211,171	33,066,958	(11,587,314)	372,092,296
Prior year income allocation	—	—	21,479,644	(33,066,958)	11,587,314	—
Dividends paid (2)	—	—	(46,141,062)	—	(11,495,351)	(57,636,413)
Price-level restatement of equity	5,374,472	1,387,573	3,108,775	—	(149,440)	9,721,380
Accumulated translation adjustment of foreign investments	—	11,926,092	—	—	—	11,926,092
Net income for the year	—	—	—	33,021,268	—	33,021,268

At December 31, 2002	184,523,532	59,566,086	103,658,528	33,021,268	(11,644,791)	369,124,623

Balance at December 31, 2002 restated in constant Chilean pesos of December 31, 2003	186,368,767	60,161,747	104,695,113	33,351,481	(11,761,239)	372,815,869

At January 1, 2003	184,523,532	59,566,086	103,658,528	33,021,268	(11,644,791)	369,124,623
Prior year income allocation	—	—	21,376,477	(33,021,268)	11,644,791	—
Dividends paid (2)	—	—	(39,754,756)	—	(11,495,351)	(51,250,107)
Price-level restatement of equity	1,845,235	595,661	1,528,631	—	19,159	3,988,686
Accumulated translation adjustment of foreign investments	—	(34,683,152)	—	—	—	(34,683,152)
Net income for the year	—	—	—	15,754,549	—	15,754,549

At December 31, 2003	186,368,767	25,478,595	86,808,880	15,754,549	(11,476,192)	302,934,599

(1) As of December 31, 2003, 2002 and 2001, the significant shareholders were as follows:

	2003
		Numbers of shares		Ownership
	Series A	Series B	Total	percentage
				%
Inversiones Freire Ltda. (*)	185,706,603	—	185,706,603	24.43
The Bank of New York (**)	50,951,790	79,642,440	130,594,230	17.18
Coca-Cola Interamerican Corp.	40,552,802	40,552,802	81,105,604	10.67
Inversiones Mar Adentro Ltda. (*)	—	38,978,263	38,978,263	5.13
Inversiones Delfín S.A. (*)	—	28,650,863	28,650,863	3.77
Inversiones Newport Ltda. (*)	—	26,744,379	26,744,379	3.52
Genesis Chile Fund Limited	12,235,083	14,328,283	26,563,366	3.49
Inversiones Santa Virginia Ltda. (*)	—	23,120,484	23,120,484	3.04
AFP Provida S.A.	15,491,987	6,328,531	21,820,518	2.87
Inversiones San Andrés LT S.A. (*)	—	20,277,451	20,277,451	2.67
Inversiones Caburga S.A.	—	15,650,237	15,650,237	2.06
Inversiones Freire Dos Ltda. (*)	14,300,000	—	14,300,000	1.88

Total shares of majority shareholders	319,238,265	294,273,733	613,511,998	80.70

Total number of shareholders	1,175	1,426	1,514

Total shares outstanding	380,137,271	380,137,271	760,274,542

	2002
		Numbers of shares		Ownership
	Series A	Series B	Total	percentage
				%
Inversiones Freire Ltda. (*)	185,706,603	—	185,706,603	24.43
The Bank of New York (**)	53,914,488	77,554,710	131,469,198	17.29
Coca-Cola Interamerican Corp.	40,552,802	40,552,802	81,105,604	10.67
Inversiones Mar Adentro Ltda. (*)	—	38,978,263	38,978,263	5.13
Inversiones Delfín S.A. (*)	—	27,000,000	27,000,000	3.55
Inversiones F.A.M. UNO S.A. (*)	—	26,744,379	26,744,379	3.52
Genesis Chile Fund Limited	12,235,083	14,328,283	26,563,366	3.49
Inversiones Santa Virginia Ltda. (*)	—	23,120,484	23,120,484	3.04
Inversiones Caburga S.A.	—	22,650,863	22,650,863	2.98
AFP Provida S.A.	14,269,839	6,328,531	20,598,370	2.71
Inversiones San Andres LT S.A. (*)	—	20,277,451	20,277,451	2.67
AFP Cuprum S.A	16,891,530	—	16,891,530	2.22

Total shares of majority shareholders	323,570,345	297,535,766	621,106,111	81.70

Total number of shareholders	1,193	1,433	1,518

Total shares outstanding	380,137,271	380,137,271	760,274,542

	2001
		Numbers of shares		Ownership
	Series A	Series B	Total	percentage
				%
Inversiones Freire Ltda. (*)	185,706,603	—	185,706,603	24.43
The Bank of New York (**)	64,853,022	82,947,144	147,800,166	19.44
Coca-Cola Interamerican Corp.	40,552,802	40,552,802	81,105,604	10.67
Inversiones Mar Adento Ltda. (*)	—	38,978,263	38,978,263	5.13
Genesis Chile Fund Limited	13,035,083	14,328,283	27,363,366	3.60
Inversiones Delfín S.A. (*)	—	26,301,100	26,301,100	3.46
Inversiones Caburga S.A.	—	23,349,763	23,349,763	3.07
Inversiones Santa Virginia Ltda. (*)	—	23,120,484	23,120,484	3.04
Inversiones Glouchester Ltda. (*)	—	21,394,616	21,394,616	2.81
AFP Provida S.A.	10,542,583	6,328,531	16,871,114	2.22
Inversiones Freire Dos Ltda. (*)	14,300,000	—	14,300,000	1.88
Inversiones Puerto Sofía Ltda. (*)	—	13,601,132	13,601,132	1.79

Total shares of majority shareholders	328,990,093	290,902,118	619,892,211	81.54

Total number of shareholders	1,152	1,263	1,335

Total shares outstanding	380,137,271	380,137,271	760,274,542

(*) Company related to controlling shareholder

(**) Acting as depository for the American Depository Receipts (ADRs). At December 31, 2003, The Bank of New York, in its capacity as the “Depositary Bank”, has been consigned 50,951,790 series A shares and 79,642,440 series B shares in the form of American Depository Receipts which correspond to investments maintained by foreign investors.

During 2003, 2002 and 2001, no new shares were offered. The preferential rights of each series of shares are as follows:

•	Series A: The right to elect 6 of the 7 directors and their respective alternates.

•	Series B: The right to receive 10% more of all dividend distributions than Series A shareholders.

(2) Dividends paid during the year ended December 31, 2003 were as follows:

Number	Dividend per Share
134	Ch$	4.80	Series A;	Ch$	5.28	Series B
135	Ch$	4.80	Series A;	Ch$	5.28	Series B
136	Ch$	45.00	Series A;	Ch$	49.50	Series B
137	Ch$	4.80	Series A;	Ch$	5.28	Series B
138	Ch$	4.80	Series A;	Ch$	5.28	Series B

     Dividends paid during the year ended December 31, 2002 were as follows:

Number	Dividend per Share
129	Ch$	4.80	Series A;	Ch$	5.28	Series B
130	Ch$	4.80	Series A;	Ch$	5.28	Series B
131	Ch$	53.00	Series A;	Ch$	58.30	Series B
132	Ch$	4.80	Series A;	Ch$	5.28	Series B
133	Ch$	4.80	Series A;	Ch$	5.28	Series B

     Dividends paid during the year ended December 31, 2001 were as follows:

Number	Dividend per Share
124	Ch$	4.80	Series A;	Ch$	5.28	Series B
125	Ch$	4.80	Series A;	Ch$	5.28	Series B
126	Ch$	53.00	Series A;	Ch$	58.30	Series B
127	Ch$	4.80	Series A;	Ch$	5.28	Series B
128	Ch$	4.80	Series A;	Ch$	5.28	Series B

     Dividends declared and scheduled to be paid subsequent to the end of fiscal year 2003 include the following:

Number	Dividend per Share
139	Ch$	4.80	Series A;	Ch$	5.28	Series B

(3) Other reserves consisted of the following:

	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Cumulative translation adjustment	24,547,922	59,231,074	47,185,721
Reserve for technical reappraisal of property, plant and equipment	156,785	156,785	156,785
Other reserves	773,888	773,888	773,888

Total reserves	25,478,595	60,161,747	48,116,394

The reserve for cumulative translation adjustment complies with Technical Bulletin No. 64 of the Chilean Institute of Accountants and Official Letter No. 5,294 issued by the SVS.

The composition of this reserve was as follows:

		Exchange differences
	Balance	during the investment	Transfers of *	Balance
Subsidiary	January 1, 2003	period	reserve	December 31, 2003
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	35,693,855	(20,725,644)	—	14,968,211
Embotelladora del Atlántico S.A.	16,108,663	(8,734,867)	2,205,915	9,579,711
Complejo Industrial Pet S.A. (CIPET) **	7,428,556	(3,693,653)	(3,734,903)	—

Total	59,231,074	(33,154,164)	(1,528,988)	24,547,922

*	In December 2003, the Company received a distribution of capital from its subsidiary Embotelladora del Atlántico S.A. in the amount of ThUS$ 13,800 (ThCh$ 8,194,440). The distribution of capital triggered a pro-rata recognition in income of the cumulative translation reserve of ThCh$ 1,528,988.

**	As described in Note 1, effective January 1, 2003, CIPET merged with Embotelladora del Atlántico S.A.

		Exchange differences
	Balance	during the investment	Transfers of	Balance
Subsidiary	January 1, 2002	period	reserve	December 31, 2002
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	28,823,284	6,870,571	—	35,693,855
Embotelladora del Atlántico S.A.	12,364,617	3,744,046	—	16,108,663
Complejo Industrial Pet S.A.	5,997,820	1,430,736	—	7,428,556

Total	47,185,721	12,045,353	—	59,231,074

		Exchange differences
	Balance	during the investment	Transfers of ***	Balance
Subsidiary	January 1,2001	period	reserve	December 31,2001
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	17,545,283	11,278,001	—	28,823,284
Embotelladora del Atlántico S.A.	15,251,193	14,841,215	(17,727,791)	12,364,617
Complejo Industrial Pet S.A.	7,172,277	5,775,134	(6,949,591)	5,997,820

Total	39,968,753	31,894,350	(24,677,382)	47,185,721

***	The Company received capital distributions from Embotelladora del Atlántico S.A. for US$ 100.0 million and Complejo Industrial Pet S.A. for US$ 30.0 million. The distribution of capital triggered a pro-rata recognition in income of cumulative translation adjustment totaling ThCh$ 24,677,382.

NOTE 19 - MINORITY INTEREST

The proportional equity value which corresponds to the minority shareholders in each affiliate for each year-end is as follows:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Equity of minority shareholders of:
Andina Inversiones Societarias S.A.	48,115	50,082

Total	48,115	50,082

The proportional participation in the consolidated results which corresponds to the minority shareholders was ThCh$ 3,071, ThCh$ 2,654 and ThCh$ 22,070 in 2003, 2002 and 2001, respectively.

NOTE 20 - OTHER NON-OPERATING INCOME AND EXPENSES:

Other non-operating income and expenses included the following items:

a) Other non-operating income:

	Year end December 31,
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Translation adjustment (1)	5,504,001	—	—
Reversal of staff severance indemnity provision	1,484,500	—	—
Realization of reserve for cumulative translation adjustment (2)	1,530,518	—	24,679,849
Gain on sale of property, plant and equipment	524,293	678,621	6,012,545
Gain on legal claim (3)	—	1,471,339	—
Other miscellaneous income	396,449	360,518	656,114

Total	9,439,761	2,510,478	31,348,508

(1)	This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to United States dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are shown under Other non-operating income and expenses, as appropriate. In 2002 and 2001, the translation adjustment resulted in a loss and was included in Non-operating expense.

(2)	This refers to the 100% share of the income of ThCh$ 1,528,988 due to the reversal of the related cumulative translation reserve as described in Note 18 (Shareholders’ equity). The minority interest share of 0.01% in this gain is included within Minority Interest in the income statement.

(3)	The gain on legal claim related to a water contamination reimbursement of excess taxes paid.

b) Other non-operating expenses:

	Year end December 31.
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Provision for recoverable taxes - Brazil (1)	(4,829,816)	(725,796)	—
Provision for litigation (2)	(477,817)	(3,576,996)	(737,012)
Loss on sale of property, plant and equipment	(329,527)	(341,968)	(1,849,347)
Impairment of property, plant and equipment (3)	(181,910)	(6,878,648)	(10,238,381)
Staff severance indemnities (3)	(63,219)	(3,264,404)	(1,413,997)
Translation adjustment (4)	—	(7,067,607)	(10,440,562)
Write-off of property, plant and equipment	—	(1,443,343)	(788,903)
Liquidation of container business	—	—	(341,827)
Other miscellaneous expenses	(1,927,660)	(1,661,250)	(1,397,452)

Total	(7,809,949)	(24,960,012)	(27,207,481)

(1)	In 2003 and 2002, this relates to the establishment of a provision against prepaid corporation taxes in Refrescos. The Brazilian tax authority has disputed the repayment of these taxes to Refrescos.

(2)	In 2002, this relates primarily to actions under labor laws, mainly from the subsidiary in Brazil.

(3)	In 2002, this relates to write-offs, obsolescence provisions, impairments and indemnities for the closure of the Rosario and Mendoza plants in Argentina. In 2001, the Company’s subsidiaries, Vital S.A., Envases Multipack S.A., Complejo Industrial Pet S.A., Refrescos and Embotelladora del Atlántico S.A., wrote off property, plant and equipment and established provisions to reflect potential losses on assets held for sale amounting to ThCh$ 352,846 and ThCh$ 9,987,919, respectively.

(4)	This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to United States dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are shown under other non-operating income or other non-operating expense, as appropriate, in the consolidated statements of income. In 2003, the translation adjustment resulted in a gain and was included in other non-operating income, in the consolidated statement of income.

In compliance with Official Circulars 79 and 81 issued by the SVS dated January 19, 2002 and January 22, 2002, respectively, the Company ´s subsidiaries in Argentina have recognized a loss amounting to ThCh$ 5,132,822 in 2001. As a result of the application of the exchange rate equivalent of 1.7 Argentine pesos to 1 U.S. dollar, in the translation of its financial statements as at December 31, 2001, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.

NOTE 21 - NON-CASH INVESTING AND FINANCING ACTIVITIES

The following investing and financing activities did not generate cash flows during the period, but will generate future cash flows.

		Expiration		Expiration		Expiration
Concept	2003	date	2002	date	2001	date
	ThCh$		ThCh$		ThCh$
Expenses
Yankee bond interest	(757,190)	04/01/04	(925,506)	04/01/03	(1,245,303)	04/01/02
Dividend payment	(3,831,784)	01/29/04	(3,870,102)	01/30/03	(3,986,205)	01/30/02
Fixed asset additions	(4,825,303)	03/01/04	(5,040,413)	03/01/03	(4,149,387)	03/30/02
Fixed asset additions	(356,969)	01/31/04	(190,927)	02/28/03	(61,424)	01/30/02
Fixed asset additions	—		(203,757)	03/31/03	(316,782)	03/28/02
Local bond interest and capital	(3,536,999)	06/01/04	(3,705,639)	06/01/03	(617,843)	06/01/03
Local bond payment	(5,583,600)	06/01/04	—		—	—
Income taxes	—	—	(1,051,532)	04/30/03	—	—

Total expenses	(18,891,845)		(14,987,876)		(10,376,944)

Income
Sale of fixed assets	123,056	02/14/04	184,892	02/14/03	29,975	02/04/02
Income tax	1,673,461	05/31/04	—		1,556,727	05/31/02

Total income	1,796,517		184,892		1,586,702

Total net	(17,095,328)		(14,802,984)		(8,790,242)

NOTE 22 - SUBSEQUENT EVENTS

On January 29, 2004, interim dividend number 139 was paid amounting to: Ch$ 4.80 per Series A share, and Ch$ 5.28 per Series B share. The dividends relate to income for year ended December 31, 2003.

No other significant events have occurred between December 31, 2003 and the issuance date of these financial statements that could significantly affect their balances or their interpretation.

NOTE 23 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Chilean GAAP varies in certain significant respects from the accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP.

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts that differ from those that would have otherwise been determined under U.S. GAAP are as follows:

1 Differences in measurement methods:

a) Inflation accounting

The cumulative inflation rate in Chile as measured by the CPI for the three-year period ended December 31, 2003 was approximately 7.1%.

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

The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last-three years does not exceed 100%. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to U.S. GAAP included under paragraph (m) below.

The price-level restatement was determined under Chilean GAAP by restating the following non-monetary assets and liabilities as follows:

	Year end December 31
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Shareholders’ equity	(3,988,686)	(9,818,594)	(10,980,266)
Liabilities	(4,688,925)	(5,234,126)	(8,438,051)
Property, plant and equipment	731,655	2,421,881	2,562,148
Current assets	329,840	311,691	154,541
Other assets	3,418,234	6,523,792	7,807,687

Adjustment of balance sheet accounts	(4,197,882)	(5,795,356)	(8,893,941)
Adjustment of income statement accounts	130,500	(1,471,174)	(986,388)

Price level restatement income (expense)	(4,067,382)	(7,266,530)	(9,880,329)

b) Translation of financial statements of non-Chilean operations

In accordance with Technical Bulletin No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean Company’s operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into U.S. dollars and translated into Chilean pesos at the year end exchange rate. Accordingly, the financial statements of the Company’s subsidiaries in Argentina and Brazil were considered to be operating in countries that are exposed to significant risks, restrictions and exchange fluctuations and were prepared in accordance with Chilean GAAP, with the exception of monetary correction, and then were remeasured into U.S. dollars as follows:

-	Monetary assets and liabilities were translated at year-end rates of exchange between the U.S. dollar and the local currency.

-	All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the U.S. dollar and the local currency.

-	Income and expense accounts were translated at average rates of exchange between the U.S. dollar and the local currency.

–	Any exchange differences were included in the results of operations for the period.

The resulting foreign currency amounts are then translated to Chilean pesos at the closing exchange rate at the balance sheet date. The difference between the investments’ equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments’ income (or loss) for the year, is recorded as a other reserves in shareholders’ equity in the consolidated balance sheets.

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

c)	Revaluation of property, plant and equipment

As described in Note 1 j), certain property, plant and equipment has been reported in the financial statements at amounts determined in accordance with a technical appraisal. The revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown in the Chilean GAAP to U.S. GAAP reconciliation below under paragraph (m).

d)	Income taxes

Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature. Prior to January 1, 2000, for U.S. GAAP purposes, the Company applied SFAS No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities at enacted rates expected to be in effect when such amounts will be realized. After the year ended December 31, 1999, Chilean GAAP and U.S. GAAP differ due to the recognition for U.S. GAAP purposes of the reversal of deferred income taxes included in the U.S. GAAP reconciliation prior to January 1, 2000.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the consolidated balance sheets and the tax basis of the those assets and liabilities is included in the Chilean GAAP to U.S. GAAP reconciliation in paragraph (m) below and certain disclosures required under SFAS No. 109 are set forth under paragraph 2 a) below.

e)	Accounting for investments in related companies

As shown in Note 10 a), the Company acquired a 15.2% ownership in Cican S.A. in December 1996. Under Chilean GAAP, this investment has been accounted for under the equity method. Effective January 1, 1998, the Company also began accounting for its investment in Cican S.A. on the equity method for U.S. GAAP purposes. The Company has one of seven board of director positions; is the second largest shareholder; no single shareholder owns more than 50% of the Company; and the Company’s subsidiary in Argentina transacts a significant amount of business with Cican S.A. The Company believes that it has the ability to influence the policies of its investee. The amount of income recognized under the equity method of accounting for the years ended December 31, 2003, 2002 and 2001, was ThCh$ (58,418), ThCh$ (1,926,182) and ThCh$ (310,683), respectively. For U.S. GAAP purposes, prior to 1998 the Company accounted for this investment at cost less any impairment in value that is other than temporary. The effects for the difference in accounting for this investment pursuant to the cost method of accounting for U.S. GAAP purposes for the years ended December 31, 1996 and 1997 are included in the reconciliation of Chilean GAAP to U.S. GAAP included under paragraph (m) below.

The Company began accounting for its 11.31% interest in Kaik Participacoes Ltda. under the equity method in 1999 as described in Note 10 a). In prior years, as appropriate financial information was not available, the Company accounted for this investment under the cost method. Under U.S. GAAP, as the Company only holds 11.31% interest and the investee’s shares do not trade on any exchange, the cost method has been applied for all years presented. The effects for the difference in accounting for this investment pursuant to the cost method of accounting for U.S. GAAP for all periods presented are included in the reconciliation of Chilean GAAP to U.S. GAAP included under paragraph (m) below.

f)	Goodwill

i)	Under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

Under U.S. GAAP, goodwill and other intangibles are accounted for under SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method of accounting after this date. With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to noncurrent assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

SFAS No. 142, “Goodwill and Other Intangible Assets” establishes the following:

•	The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized over the life of the asset, but goodwill and other intangible assets with indefinite useful lives are not amortized.

•	The remaining useful lives of intangible assets being amortized are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.

•	Goodwill and other intangible assets with indefinite useful lives that are not subject to amortization are tested for impairment at least annually.

•	All goodwill must be assigned to a reporting unit, which is defined as an operating segment or one level below an operating segment.

SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, goodwill amortization was ceased for U.S. GAAP purposes beginning in 2002. The effects of eliminating goodwill amortization recognized for Chilean GAAP purposes are included in the reconciliation of Chilean GAAP to U.S. GAAP under paragraph (m) below.

ii)	In accordance with Chilean GAAP, goodwill arising from the Refrescos acquisition was amortized over a period of 10 years as from July 1, 1994. Beginning in 1999, in accordance with new rules issued by the SVS, the Company is amortizing the remaining goodwill balance related to Refrescos over an original term of 20 years. Under U.S. GAAP, this amortization was over a period of 9 years until the year ended December 31, 1997. For the year ended December 31, 1999, the Company conformed its goodwill life to the life used for Chilean GAAP. The effects of differences in goodwill amortization through December 31, 2001 are included in the reconciliation of Chilean GAAP to U.S. GAAP under paragraph (m) below. Accounting treatment under U.S. GAAP for 2003 and 2002 is discussed in paragraph f) i), above.

iii)	Under Chilean GAAP, no deferred tax asset was recognized for the tax loss carryforward related to the acquisition of Rosario Refrescos S.A. in 1995. Under U.S. GAAP purchase accounting, a deferred tax asset would be recognized for the amount of the tax loss carry forward which is more likely than not to be recoverable. The deferred tax asset calculated at the date of acquisition would be accounted for as a reduction of the goodwill calculated under Chilean GAAP. The effects of the reduced amortization for 2001 which has arisen as a result of this adjustment to goodwill is included in paragraph (m) below. Accounting treatment under U.S. GAAP for 2003 and 2002 is discussed in paragraph f) i), above.

iv)	In conjunction with the purchase accounting of Refrescos in 1994, for U.S. GAAP purposes, the Company evaluated the recoverability of Refrescos’ deferred tax asset for the net operating loss carryforward and concluded that it should be fully reserved. As part of the Company’s planned merger of Nitvitgov into Refrescos in 2001, the Company concluded that the merger would allow Refrescos to recover the deferred tax asset and, accordingly, the goodwill associated with the Refrescos acquisition was reduced by the amount of the valuation allowance related to the deferred tax asset that was no longer required. For Chilean GAAP purposes, no deferred tax asset or valuation allowance was recorded in prior years. However, a deferred tax asset and a related complementary account were recognized effective January 1, 2000 upon adoption of Technical Bulletin No. 60, see Note 1 i). The effects of reduced amortization of the complementary accounts for 2001 and recognition of the reversal of the valuation allowance and recognition of a deferred tax asset are included under paragraph (m) below. Accounting treatment under U.S. GAAP for 2003 and 2002 is discussed in paragraph f) i), above.

v)	In December 1996, the Company acquired 78.7% of the capital stock of Inti S.A. Industrial y Comercial (“INTI”) from a subsidiary of The Coca-Cola Company, resulting in the ownership of substantially all of INTI’s shares, and 100% of the capital stock of Complejo Industrial PET S.A. (“Cipet”), both of which are located in Argentina. INTI is the Coca-Cola bottler in the province of Córdoba, Argentina. Cipet is a packaging company in the city of Buenos Aires that produces containers for various Coca-Cola bottlers in Argentina. These acquisitions were recorded at ThCh$ 62,381,287 and were accounted for in accordance with the purchase method under Chilean GAAP, resulting in goodwill of ThCh$ 20,850,049 (in pesos of December 1996 purchasing power).

Also, in December 1996, 24,006,926 shares were offered, in accordance with the capital increase of Andina approved at the Company’s Extraordinary Shareholder’s Meeting held in September 1996; 24,000,000 shares were subscribed and paid up by Bottling Investment Limited at Ch$ 2,264 (in pesos of December 31, 1996) each, amounting to ThCh$ 54,336,000 (in pesos of December 1996). Additionally, Coca-Cola purchased; through its subsidiaries Coca-Cola Interamerican Corporation and Coca-Cola Argentina S.A., 100% of Bottling Investment Limited, and consequently, its investment in Andina. The remaining shares were subscribed and paid for by local investors, for a total investment of ThCh$ 15,680 (in pesos of December 31, 1996 purchasing power). Under Chilean GAAP, these transactions were accounted for separately. Under U.S. GAAP, both transactions would be accounted for; as of those dates, as an acquisition through the issuance of shares and recorded as a purchase under Accounting Principles Board Opinion No. 16 “Business Combinations”, whereby the purchase price of the companies would be determined based on the market price of the Company’s shares. The fair value of the Company’s shares issued to The Coca-Cola Company on the date of the acquisitions was less than the ThCh$ 64,003,200 recorded by the Company as the purchase price for INTI and Cipet. Under U.S. GAAP, the difference is accounted for as a reduction of the goodwill and equity calculated under Chilean GAAP. The effect for the difference in accounting for the acquisition of these companies through the issuance of shares is included in the reconciliation of Chilean GAAP to U.S. GAAP included in paragraph (m) below.

In 2002, as a result of the adoption of SFAS No. 142, as explained in above paragraph f) i) the related goodwill ceased to be amortized.

g)	Joint venture accounting

In accordance with Chilean GAAP, in June 2001 the Company recognized a gain of ThCh$ 6,012,545 on the sale of property, plant and equipment to CMF upon the formation of this joint venture with Cristalerías. In addition, the Company wrote-off the basis difference of ThCh$ 1,777,591 between its investment in and its share of the net equity of the joint venture. Accordingly, the Company recognized a net gain before income taxes of ThCh$ 4,234,954 under Chilean GAAP.

Under U.S. GAAP, a gain can be recognized only if appreciated assets (excluding land) are contributed to a venture, cash or near-cash assets are received, and no other factors exist that could impact realization of the gain (such as guarantees of debt, puts or calls that may result in acquisition of the venture, etc.) Additionally, the gain would be limited to the proportion of the assets deemed sold and any basis difference would be amortized based on the lives of the assets that gave rise to the difference. Finally, all contributions of appreciated assets to the venture would generally be recorded at the carrying value of the joint venture shareholder.

The shareholders’ agreement for CMF that establishes joint control of the venture also contains provisions that could require the Company to purchase Cristalerías’ shares of CMF. Accordingly, the gain recognized for Chilean GAAP is not considered realized under U.S. GAAP. The effects of reversing the gain and write-off of the basis difference in the investment, amortizing the basis difference in accordance with U.S. GAAP and adjusting the results of CMF for the Company’s share of the amortization of excess value assigned to the assets of CMF under Chilean GAAP are included in paragraph (m) below.

h)	Investment securities

Under Chilean GAAP, long-term investments in bonds and time deposits held by the Company are carried at cost plus accrued interest. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, investment securities, which include debt and certain equity securities, are accounted for as follows:

•	Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

The Company’s investments in bonds and time deposits are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and U.S. GAAP in accounting for the Company’s investment in bonds and government securities is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (m) below.

i)	Staff severance indemnities

Pursuant to collective bargaining agreements between the Company and certain of its employees, the Company is committed to provide a payment to each of these employees based upon total years of service. See Note 1 p). Under Chilean GAAP, the financial statements include a liability which is the current monthly salary times the years of services at the closing date, discounted at a 7% annual rate, over the average future service period for all employees covered by such agreements.

Under U.S. GAAP, this arrangement is considered to be a pension plan, and the liability would be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value.

In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. In the opinion of management of the Company, the application of U.S. GAAP would not have produced results materially different from the acceptable method under Chilean GAAP.

j)	Accumulated translation adjustment of foreign investments

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

At December 31, 2003, the decrease in capital of the company’s subsidiary, Embotelladora del Atlántico S.A., of US$ 13.8 million (ThCh$ 8,194,440), generated income of ThCh$ 1,528,988 due to the reversal of the cumulative translation reserve.

During 2001, the Company repatriated US$ 130 million of capital from its foreign investments in Argentina representing over 50% of the capital invested. Accordingly, the Company reversed a proportionate amount of its accumulated translation adjustment of foreign investments account and recognized a gain of ThCh$ 24,677,382 in accordance with Chilean GAAP.

Under US GAAP as set forth in SFAS No. 52, “Foreign Currency Translation”, the accumulated translation adjustment of foreign investments account is realized in the results of the period only upon the sale or upon the complete or substantially complete liquidation of an investment in a foreign entity. The effect of reversing this gain is included in the reconciliation of Chilean GAAP to US GAAP in paragraph (m) below.

k)	Derivative financial instruments

At December 31, 2003 and 2002, the Company had derivative contracts consisting of forward contracts to purchase US dollars and cross-currency interest rate swap agreements (UF/US$). The forward contracts were obtained principally to protect the Company from foreign exchange risk with respect to future purchases of raw materials denominated in US dollars in Chile and Brazil. The cross-currency interest rate swap agreements were obtained to mitigate exchange rate and interest rate risk with respect to the US dollar-denominated bond investments held by the Company

Under Chilean GAAP, derivatives are accounted for in accordance with TB 57. Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.

Contracts to hedge recognized assets or liabilities or an unrecognized firm commitment act as hedging instruments against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

a.	If the net effect is a loss, it should be recognized in earnings in the period of change.

b.	If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet.

c.	If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in earnings in the current period up to the amount of net losses recorded previously.

d.	If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

Contracts to hedge forecasted transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (a cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed, the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

Non-hedging (investment) instruments should also be presented at their fair value, with changes in fair value reflected in the earnings of the period in which the change in fair value occurs.

Under Chilean GAAP in accordance with TB No. 57, certain of the Company’s forward contracts have been designated as hedges of forecasted transaction.

For U.S. GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The effect of the differences in accounting for derivative financial instruments are included in the reconciliation of Chilean GAAP and U.S. GAAP in paragraph I m) below. Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 e).

For Chilean GAAP purposes, the Company has recorded a gain of ThCh$ 11,232,119 in the consolidated statements of income for the year ended December 31, 2003 with the corresponding asset recorded in Long-term investments in the Consolidated Balance Sheet as of December 31, 2003. Additionally, for the Company’s forward contracts representing hedges of forecasted transactions, the Company has recorded an unrealized loss of ThCh$ 2,614,157 for the year ended December 31, 2003 and an unrealized gain of ThCh$ 400,115 for the year ended December 31, 2002.

However, the Company has not completed the documentation necessary to qualify the contracts designated as hedges for Chilean GAAP purpose, as hedges for U.S. GAAP purposes. Accordingly, the unrealized losses and gains deferred under Chilean GAAP of ThCh$ 2,614,157 in 2003 and a gain of ThCh$ 400,115 in 2002 represent a difference from US GAAP that is included in paragraph (m) below.

l)	For U.S. GAAP purposes, effective January 1, 2002, the Company early-adopted SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64”; the effect being that the gain on repurchase of Series A, B and C bonds due to the early extinguishment of these bonds, is no longer presented as an extraordinary item.

m)	Effects of conforming to U.S. GAAP

The adjustments to reported net income required to conform with U.S. GAAP are as follows:

	Year end December 31,
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP financial statements	15,754,549	33,351,481	34,399,557
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	9,540	10,095	8,872
Adjustment to deferred income tax provision (paragraph d)	1,344,704	(2,054,949)	2,382,946
Difference in accounting for investments in related companies (paragraph e)	(2,260,684)	1,287,740	1,153,438
Amortization of goodwill (paragraph f)	6,618,354	8,074,510	2,240,928
Joint venture accounting (paragraph g)	395,420	395,420	(3,954,201)
Accumulated translation adjustment of foreign investments (paragraph j)	(1,528,988)	—	(24,679,849)
Derivative financial instruments (paragraph k)	(3,014,312)	1,320,602	(920,446)

Net income in accordance with U.S. GAAP	17,318,583	42,384,899	10,631,245

Components of other comprehensive income:
Cumulative translation adjustment for foreign investments	(33,152,634)	12,045,353	31,896,817
Unrealized gain on investment securities, net of applicable income tax expense (benefit) of ThCh$1,474,231 in 2003, ThCh$(986,874) in 2002 and ThCh$90,686 in 2001 (paragraph h)	7,365,086	(4,994,180)	513,892

Comprehensive income in accordance with U.S. GAAP (paragraph 2 b)	(8,468,965)	49,436,072	43,041,954

Accumulated other comprehensive income amounted to ThCh$ 53,369,225,000, ThCh$ 79,156,773,000 and ThCh$ 72,105,600,000 as of December 31, 2003, 2002 and 2001, respectively.

The Company’s earnings per share under U.S. GAAP is as follows:

	Year end December 31.
	2003		2002		2001
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Series A	Series B	Series A	Series B	Series A	Series B
Basic and diluted net income per share	21.70	23.86	13.32	14.65	53.10	58.40

Weighted average number of common stock outstanding (thousands of shares)	380,137	380,187	380,137	380,137	380,137	380,137

The adjustments required to conform shareholders’ equity to U.S. GAAP are as follows:

	At December 31,
	2003	2002
	ThCh$	ThCh$
Shareholders’ equity as shown in the Chilean GAAP financial statements	302,934,599	372,815,869
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	(1,345,608)	(1,355,148)
Adjustment to deferred income tax provision (paragraph d)	60,567	190,094
Difference in accounting for investments in related companies (paragraph e)	(35,317)	2,225,367
Amortization of goodwill (paragraph f)	2,354,811	(4,263,543)
Joint venture accounting (paragraph g)	(3,163,360)	(3,558,780)
Unrealized gain (loss) on investment securities (paragraph h)	3,148,678	(5,690,638)
Derivative financial instruments (paragraph k)	(2,614,157)	400,155

Shareholders’ equity in accordance with U.S. GAAP	301,340,213	360,763,376

The changes in shareholders’ equity determined under U.S. GAAP were as follows:

ThCh$
BALANCE AT DECEMBER 31, 2000	389,160,800
Distribution of dividends	(61,206,870)
Increase in cumulative translation adjustment of foreign investments	31,896,817
Increase in net unrealized losses on investment securities	513,892
Net income for the year	10,631,245

BALANCE AT DECEMBER 31, 2001	370,995,884
Distribution of dividends	(59,668,580)
Increase in cumulative translation adjustment of foreign investments	12,045,353
Decrease in net unrealized losses on investment securities	(4,994,180)
Net income for the year	42,384,899

BALANCE AT DECEMBER 31, 2002	360,763,376
Distribution of dividends	(50,954,198)
Increase in cumulative translation adjustment of foreign investments	(33,152,634)
Increase in net unrealized losses on investment securities	7,365,086
Net income for the year	17,318,583

BALANCE AT DECEMBER 31, 2003	301,340,213

2	Additional Disclosure Requirements:

a)	Income taxes

The accounting for income taxes under Chilean GAAP and U.S. GAAP differs for deferred income taxes. Under U.S. GAAP, as set forth in SFAS No. 109, “Accounting for Income Taxes”, all temporary differences arising as a result of transactions that have different accounting and tax treatments are recognized as deferred tax assets and liabilities as of the balance sheet date. A valuation allowance is provided against deferred tax assets that are not recoverable on a more-likely-than-not basis. Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Prior to the implementation of Technical Bulletin No. 60, only deferred tax assets and liabilities that were expected to materialize in the future were recognized in these consolidated financial statements.

The provisions for income taxes included in the consolidated statements of income were as follows:

	Year end December 31
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Current tax expense as per tax returns	(2,525,896)	(7,742,619)	(4,946,062)
Deferred tax expense as previously calculated under Chilean GAAP	1,516,306	(847,346)	(2,555,653)

Charge for the year under Chilean GAAP	(1,009,590)	(8,589,965)	(7,501,715)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109 to Chilean GAAP results	1,344,704	(2,054,949)	2,382,946

Benefits (charge) for the year under U.S. GAAP	335,114	(10,644,914)	(5,118,769)

The above table can be broken down into geographic sources as follows:

	Chilean			The Company
2003	and others	Brazil	Argentina	(consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(2,525,896)	—	—	(2,525,896)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(643,640)	764,441	1,395,505	1,516,306

Charge for the year under Chilean GAAP	(3,169,536)	764,441	1,395,505	(1,009,590)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	830,439	503,605	10,660	1,344,704

(Charge) benefit for the year under U.S. GAAP	(2,339,097)	1,268,046	1,406,165	335,114

	Chilean			The Company
2002	and others	Brazil	Argentina	(consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(6,484,199)	—	(1,258,420)	(7,742,619)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(744,090)	(770)	(102,486)	(847,346)

Charge for the year under Chilean GAAP	(7,228,289)	(770)	(1,360,906)	(8,589,965)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	(60,877)	5,465,742	(7,459,814)	(2,054,949)

(Charge) benefit for the year under U.S. GAAP	(7,289,166)	5,464,972	(8,820,720)	(10,644,914)

	Chilean			The Company
2001	and others	Brazil	Argentina	(consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(5,287,891)	—	341,829	(4,946,062)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(1,017,443)	(2,139,484)	601,274	(2,555,653)

Charge for the year under Chilean GAAP	(6,305,334)	(2,139,484)	943,103	(7,501,715)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	2,252,498	148,090	(17,642)	2,382,946

(Charge) benefit for the year under U.S. GAAP	(4,052,836)	(1,991,394)	925,461	(5,118,769)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2003	2002
	ThCh$	ThCh$
Deferred tax assets:
Tax loss carryforwards	6,959,266	25,992,485
Social contribution	2,526,551	—
Provision for labor and trade lawsuits	3,450,314	900,006
Provision for assets written-off	1,308,140	1,718,942
Joint venture accounting	817,706	919,919
Allowance for doubtful accounts	637,372	523,997
Depreciation	626,128	625,798
Vacation accrual	126,041	123,091
Packages development	99,393	176,991
Amortization of intangibles	—	74,015
Staff severance indemnities	—	804
Other	1,593,305	1,518,739
Less: Valuation allowance	(8,910,334)	(24,440,712)

Total deferred tax assets	9,233,882	8,134,075

Deferred tax liabilities
Depreciation	(5,704,410)	(5,900,232)
Guarantees on bottles	(2,505,055)	(2,422,929)
Staff severance indemnities	(546,878)	(517,290)
Other	(403,559)	(333,999)

Total deferred tax liabilities	(9,159,902)	(9,174,450)

Net deferred tax assets (liabilities) under U.S. GAAP	73,980	(1,040,375)

Net deferred tax assets (liabilities) under Chilean GAAP	13,413	(1,230,469)

Effect of U.S. GAAP adjustments on deferred income taxes	60,567	190,094

The provision for income taxes differs from amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated according to U.S. GAAP as a result of the following:

	Year end December 31
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Income tax provision at statutory Chilean tax rates	2,802,020	8,484,770	2,362,502
Increase (decrease) in provision resulting from:
Tax effects resulting from foreign operations	168,601	587,832	743,184
Permanent differences	11,859,402	(8,711,486)	(16,240,644)
Effect of remeasurement to U.S. dollars (Brazil and Argentina)	(1,322,573)	2,431,362	3,601,120
Change in valuation allowance	(12,396,939)	8,922,614	15,983,641
Adjustments in prior year income taxes	(636,375)	23,033	(307,673)
Other	(809,250)	(1,093,211)	(1,023,361)

Effective tax provision	(335,114)	10,644,914	5,118,769

The Chilean statutory first category (corporate) income tax rate was 16.5% for 2003, 16% for 2002 and 15% in 2001. In accordance with Chilean law, the Company and each of its subsidiaries computes and pays income taxes on a separate basis.

The Brazilian federal statutory income tax rate was approximately 25% for 2003, 2002 and 2001. Additionally, an additional surtax of 9% for 2003, 2002 and 2001 is charged on net income with respect to a social contribution similar in nature to income tax. In view of tax losses for the years ended December 31, 2003, 2002 and 2001, no such levy was due by the Company for such periods.

The Argentine income tax rate was 35% for 2003, 2002 and 2001 in accordance with currently enacted tax legislation.

The Company had net operating tax loss carryforwards related to the Brazilian subsidiaries of approximately ThCh$ 51,812,667 at December 31, 2003 that can be carried forward indefinitely. The Chilean tax loss carryforwards, totaling ThCh$ 44,634,975 can also be carried forward indefinitely.

b)	Comprehensive income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For U.S. GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. U.S. GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The information required by this standard is shown in paragraph 1 m), above.

c)	Statement of cash flows

For the purpose of the statement of cash flows using U.S. GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. In accordance with the Company’s policy, certain cash equivalents that are managed as part of the Company’s investment portfolio are excluded from the amount shown as cash and cash equivalents in the statements of cash flows. The detail of cash and cash equivalents is as follows:

	Year end December 31
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Cash	9,345,727	11,762,461	14,427,468
Time deposits	6,602,410	12,563,475	18,903,668
Marketable securities	25,093,563	25,795,192	25,059,949
Repurchase agreements	—	—	1,660,386

Total cash and cash equivalents	41,041,700	50,121,128	60,051,471

Additional cash flow disclosure required by U.S. GAAP that are shown net in Chilean GAAP are as follows:

	Year end December 31
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Short-term borrowings with bank and financial institutions	51,303,915	12,416,515	59,816,313
Long term borrowings with banks and financial institutions	325,559	39,283,874	54,494,243
Repayment of short-term bank borrowings	(47,614,177)	—	—
Repayment of long-term bank borrowings	(1,219,786)	(55,781,172)	(112,954,357)

Net bank borrowings	2,795,511	(4,080,783)	1,356,199

d)	Segment information

The Company operates principally in three segments which comprise the production and sales of goods for (i) Coca-Cola soft drinks, (ii) Other beverages (juices, mineral water and beer), and (iii) Packaging. Total revenues by segment include sales to unaffiliated customers, as reported in the Company’s consolidated income statement, and intersegment sales, which are accounted for at invoice price.

The Coca-Cola soft drink segment comprises the production and sales of Coca-Cola, Sprite, Fanta and other Coca-Cola soft drinks. The Other beverages segment includes the sales of mineral water, fruit juices and, in Brazil, beer. The Packaging segment consists of the production of PET containers.

The accounting policies for the segments are the same as those described in “Nature of operations and summary of significant accounting policies”.

A summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	Year end December 31
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Soft drinks	334,985,729	347,785,204	435,978,065
Other beverages	40,608,600	39,759,968	45,691,757
Packaging	11,261,932	14,679,143	19,678,959

Subtotal	386,856,261	402,224,315	501,348,781

Intersegment sales:
Soft drinks	—	—	—
Other beverages	13,711,891	13,050,665	15,883,061
Packaging	8,134,784	7,661,340	16,594,744
Eliminations	(21,846,675)	(20,712,005)	(32,477,805)

Subtotal	—	—	—

Total revenue	386,856,261	402,224,315	501,348,781

Operating income:
Soft drinks	43,294,090	36,035,592	50,969,542
Other beverages	3,697,509	4,863,201	6,651,729
Packaging	707,902	1,037,975	454,474

Total operating income	47,699,501	41,936,768	58,075,745

Depreciation:
Soft drinks	29,750,202	36,328,525	36,193,558
Other beverages	1,152,063	1,289,021	1,426,440
Packaging	2,061,054	3,053,304	4,727,080

Total depreciation	32,963,319	40,670,850	42,347,078

Segment assets:
Soft drinks	454,521,149	535,454,072	548,366,456
Other beverages	10,852,392	11,368,029	12,723,726
Packaging	13,489,364	16,352,928	18,176,989

Total segment assets	478,862,905	563,175,029	579,267,171

Capital expenditures:
Soft drinks	24,300,907	23,340,036	21,592,356
Other beverages	913,316	514,871	646,297
Packaging	128,743	224,069	1,288,664

Total capital expenditures	25,342,966	24,078,976	23,527,317

A geographical summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	Year end December 31,
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Chile	194,166,874	188,932,356	198,128,252
Brazil	116,509,994	144,423,230	146,431,864
Argentina	76,179,393	68,868,729	156,788,665

Total revenue	386,856,261	402,224,315	501,348,781

Operating income:
Chile	37,203,821	36,566,166	40,879,321
Brazil	6,991,475	5,617,470	5,585,503
Argentina	3,504,205	(246,868)	11,610,921

Total operating income	47,699,501	41,936,768	58,075,745

Identifiable long-lived assets:
Chile	254,470,562	288,288,280	282,327,981
Brazil	111,066,274	142,373,399	147,594,876
Argentina	92,071,758	122,064,612	132,265,899

Total identifiable long-lived assets	457,608,594	552,726,291	562,188,756

A reconciliation of total segment assets by product, and long-lived assets by country to total consolidated assets for the years ended December 31, 2003, 2002 and 2001 is as follows:

	At December 31
Industry	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Total segment assets	478,862,905	563,175,029	579,267,171
Cash	9,345,727	11,762,461	14,427,468
Financial instruments	31,695,973	38,358,667	45,508,457
Amounts due from related parties	50,559	92,203	1,606,557
Recoverable taxes	4,569,087	4,408,717	5,694,083
Deferred income taxes	1,349,051	718,346	523,727
Investments in related companies	19,415,510	17,243,528	19,146,718
Investment in other companies	609,524	744,763	698,980
Intangible assets (net)	314,309	624,791	1,014,678
Liabilities deducted from segment assets	39,213,391	40,206,130	49,622,246

Total assets	585,426,036	677,334,635	717,510,085

Identifiable long-lived assets	457,608,594	552,726,291	562,188,756
Current assets	127,817,442	124,608,344	154,452,827
Claims for recovery-Brazil	—	—	868,502

Total assets	585,426,036	677,334,635	717,510,085

e)	Derivative financial instruments

Derivative financial instruments are used by the Company principally in the management of its interest rate and foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading purposes.

Under U.S. GAAP, the Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.

During 2003 and 2002, the Company entered into forward contracts in its Chilean and Brazilian operations to manage its exposure associated with respect to foreign currency commitments in US dollars, which were primarily for raw materials purchases. During 2003, the Company entered into cross-currency swaps to manage its foreign currency risk exposure associated with its long-term investments in bonds and time deposits. At December 31, 2003 and 2002, the Company had derivative financial instruments outstanding consisting of forward contracts to purchase US dollars with a notional amount of ThCh$ 110,457,026 in 2003 all of which mature during 2004 and ThCh$ 57,774,335 in 2002, all of which matured during 2003. See Note 8 above for the detail of the derivative instruments at December 31, 2003 and 2002. None of these derivative financial instruments were designed as hedges in accordance with U.S. GAAP.

The financial instruments described above involve elements of market risk and credit risk. Market risk is the possibility that future changes in foreign exchange or interest rates may make the financial instruments more or less valuable. Credit risk is the possibility of default by the counterparties. The loss that the Company would incur if a counterparty defaulted is significantly less than the instruments’ notional value and the loss exposure is the fair value of the instrument. The Company does not require collateral or other security for the instruments.

f)	Operating income

Under Chilean GAAP, the following income and expenses arising during the years ended 2003, 2002 and 2001 are classified as “Non-operating income and expense” whereas under U.S. GAAP they would be included within “Operating income”:

	At December 31.
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Operating income as reported under Chilean GAAP	47,699,501	41,936,768	58,075,745
Gain on legal claim	—	1,471,339	—
Gain on sale of property, plant and equipment	524,293	678,621	6,012,545
Provision for recoverable taxes — Brazil	(4,829,816)	(725,796)	—
Impairment of property, plant and equipment	(181,910)	(6,878,648)	(10,238,381)
Staff severances indemnities	(63,219)	(3,264,404)	(1,413,997)
Provision for litigation	(477,817)	(3,576,996)	(737,012)
Write-off of property, plant and equipment	—	(1,443,343)	(788,903)
Loss on sale of property, plant and equipment	(329,527)	(341,968)	(1,849,347)
Liquidation of container business	—	—	(341,827)
Reversal of staff severance indemnity provision	1,484,500	—	—

Operating income under US GAAP format	43,826,005	27,855,573	48,718,823

g)	Concentrations of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2003.

h)	Disclosures regarding the fair values of financial instruments

The estimated fair values of the Company’s financial instruments were as follows:

	At December 31,
	2003		2002
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	ThCh$	ThCh$	ThCh$	ThCh$
Time deposits	6,602,410	6,602,410	12,563,475	12,563,475
Marketable securities	25,093,563	25,093,563	25,795,192	25,795,192
Long-term time deposit	48,903,308	48,903,308	67,115,801	67,115,801
Long-term deposit credit	23,883,203	23,883,203	17,098,115	17,098,115
Long-term investment in bonds	84,750,022	87,898,897	115,372,648	109,682,008
Bonds payable	(135,246,424)	(136,474,951)	(145,645,108)	(145,961,462)
Foreign currency contracts (net)	8,617,962	8,617,962	400,155	400,155

Time deposits, marketable securities and deposit credits: Fair value of time deposits and deposit credits was determined using rates currently available in the market and the fair value of marketable securities is based on quoted market prices for the marketable securities.

Long-term investment in bonds: The fair value of the investment in bonds was determined based on quoted market prices.

Bonds payable: The fair value of bonds payable, including current portion, is estimated based on the quoted market price of the Company’s US dollar - denominated bonds payable.

Foreign currency contracts: The estimated fair values of the forward contracts are based on quoted market prices at year end.

i)	Concentrations of other risks

The majority of the Company’s net sales are derived from the distribution of Coca-Cola soft drinks. The Company produces, markets and distributes Coca-Cola soft drinks through standard bottler agreements between the Company’s individual bottler subsidiaries and The Coca-Cola Company. Under the bottler agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrates sold to the Company.

The Company is dependent on The Coca-Cola Company to renew such bottler agreements. The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by the Company or upon expiration in accordance with their respective terms. No assurance can be given that the bottler agreements will be renewed upon their expiration. Termination or non-renewal of the bottler agreements would have a material adverse effect on the Company’s business.

The soft drink and non-alcoholic beverage business is highly competitive in each of the Company’s franchise territories. In each of its franchise territories, the Company competes with bottlers of PepsiCo Inc. as well as bottlers of regional brands. The Company’s soft drink products also compete generally with other non-alcoholic beverages.

j)	Recent Accounting Pronouncements

Effective January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employees Termination Benefits and Other costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS 146 did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Effective January 1, 2003, the Company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 (an interpretation of ARB 51) has recently introduced a new consolidation model focused on identifying entities for which a controlling financial interest is achieved through means other that voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and is effective for reporting periods after March 15, 2004 for transactions entered into prior to February 1, 2003. The Company has not entered into any new transactions subject to FIN 46 since February 1, 2003.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company adopted the provisions of SFAS No. 149 on July 1, 2003, which did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 on July 1, 2003, which did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20 F and has duly caused this Annual Report on Form 20 F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2004.

EMBOTELLADORA ANDINA S.A. (ANDINA BOTTLING COMPANY)
/s/ Osvaldo Garay
Osvaldo Garay
Chief Financial Officer

Date: June 30, 2004