Form 20-F
period 2004-12-31
ANDINA BOTTLING CO INC
filed 2005-06-30
CIK 925261

As filed with the Securities and Exchange Commission on June 30, 2005

United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 33-80138

Embotelladora Andina S.A.

(Exact name of Registrant as specified in its charter)

Andina Bottling Company

(Translation of the Registrant’s name in English)

Republic of Chile

(Jurisdiction of incorporation or organization)
Avenida Andrés Bello 2687, Piso 20
Las Condes — Santiago, Chile
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Series A Shares, Series B Shares of Registrant	New York Stock Exchange
represented by American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

7.000% Notes due October 1, 2007
7.625% Notes due October 1, 2027
7.875% Notes due October 1, 2097

The number of outstanding shares of the issuer’s stock as of December 31, 2003 was 760,274,542 as follows:

380,137,271           Series A Shares
380,137,271           Series B Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑   Yes                    ☐   No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐   Item 17      ☑  Item 18

INTRODUCTION

References

Unless the context otherwise requires, as used in this annual report:

•	the “Company” means Andina and its consolidated subsidiaries;

•	“Andina” means Embotelladora Andina S.A.;

•	“Refrescos” means the Company’s subsidiary, Río de Janeiro Refrescos Ltda. and its subsidiaries;

•	“Edasa” means the Company’s subsidiary, Embotelladora del Atlántico S.A.;

•	“Envases CMF” means the Company’s affiliate, Envases CMF S.A.;

•	“Vital” means the Company’s subsidiary, Vital S.A.; and

•	“Multipack” means the Company’s subsidiary, Envases Multipack S.A.

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

     In addition, as used in this annual report:

•	the “Chilean territory” means the Metropolitan Region of Santiago, Chile and the neighboring provinces of Cachapoal and San Antonio;

•	the “Brazilian territory” means the municipality of Río de Janeiro, Vitória, and portions of the neighboring areas of Itaguaí, Mangaratiba, Duque de Caixas and São João de Meriti, Niteroi, Itambi, Campos, Friburgo and Região dos Lagos and Nova Iguaçú; and

•	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, Buenos Aires (San Nicolás and Ramallo, but excluding the Federal capital) and most of Santa Fe.

 i

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

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under “Item 3. Key Information—Exchange Rates”) reported by the Banco Central de Chile, which we refer to as the “Central Bank,” for December 31, 2004, which was Ch$557.4=US$1.00. The Observed Exchange Rate for June 28, 2005 was Ch$580.07=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.

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

 ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

     The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2003 and 2004 and for each of the three years ended December 31, 2004 has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements and the notes thereto, included elsewhere in this annual report, that we refer to in this annual report as the “Consolidated Financial Statements.” Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States which we refer to as “U.S. GAAP.” Note 28 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates covered thereby.

     Our consolidated financial results include the results of our subsidiaries located outside Chile, principally in Brazil and Argentina. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP and, for purposes of local taxation, in accordance with accounting principles generally accepted in their country of operation.

     Our Consolidated Financial Statements reflect the Chilean GAAP results of our subsidiaries outside Chile translated into Chilean pesos. On January 1, 1998, our non-Chilean subsidiaries once again began stating their results in U.S. dollars prior to their translation into Chilean pesos at the applicable year-end exchange rate. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos (which factors in the purchasing power of the Chilean peso) of December 31, 2004. See Notes 1(c) and 28(a) and (b) to our Consolidated Financial Statements.

     The following table presents our selected consolidated financial information. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto in Item 18. The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results of operations at or for any future date or period.

	Year ended December 31,
	2004		2004			2003			2002			2001			2000
	(in millions of constant Ch$ of December 31, 2004 and US$, except ratios, per share and per ADS data, and sales volume)
Income Statement Data:
Chilean GAAP:
Net sales	US$	742	Ch$	413,754		Ch$	396,528		Ch$	412,280		Ch$	513,883		Ch$	489,268
Cost of sales		(455)		(253,652)			(253,393)			(271,408)			(323,112)			(296,096)
Administrative and selling expenses		(174)		(97,216)			(94,243)			(97,887)			(131,243)			(132,882)
Operating income		113		62,886			48,892			42,985			59,528			60,290
Non-operating (expense) income, net		(21)		(11,843)			(24,922)			8,284			(5,133)			(16,866)
Income taxes and minority interest		(7)		(3,947)			(1,038)			(8,807)			(7,712)			(2,074)
Amortization of goodwill		(12)		(6,936)			(6,784)			(8,276)			(11,424)			(6,719)

Net income	US$	72	Ch$	40,159		Ch$	16,148		Ch$	34,185		Ch$	35,260		Ch$	34,631

U.S.GAAP:
Net income	US$	93	Ch$	51,569		Ch$	17,752		Ch$	43,445		Ch$	10,897		Ch$	37,304
Total number of shares:
Series A		380,137,271		380,137,271			380,137,271			380,137,271			380,137,271			380,137,271
Series B		380,137,271		380,137,271			380,137,271			380,137,271			380,137,271			380,137,271
Dividends declared per share:
Series A	US$	40	Ch$	22,504		Ch$	24,405		Ch$	27,446		Ch$	27,446		Ch$	32,844
Series B		44		24,755			26,845			30,191			30,191			36,128

Balance Sheet Data:
Chilean GAAP:
Total assets	US$	1,040	Ch$	579,731		Ch$	600,062		Ch$	694,268		Ch$	735,448		Ch$	721,410
Short-term debt (1)		60		33,499			20,776			17,636			23,910			20,450
Long-term debt		282		157,346			175,777			203,187			215,737			173,481
Total shareholders’ equity		522		290,849			310,508			382,136			396,765			416,845
U.S.GAAP:
Total shareholders’ equity		540		300,922			308,874			369,782			380,271			398,890

Other Financial Information:
Chilean GAAP:
Cash flows from operating activities	US$	126	Ch$	70,289		Ch$	74,096		Ch$	101,771		Ch$	95,486		Ch$	101,711
Cash flows from investing activities		(67)		(37,592)			(18,255)			(39,614)			(35,613)			13,453
Cash flows from financing activities		(79)		(43,799)			(60,896)			(66,001)			(95,233)			(111,853)
Depreciation		58		32,580			33,787			41,688			43,406			44,550
Capital expenditures		45		25,241			25,977			24,681			24,116			29,309

Net income per share:
Series A		0.09		50.31			20.23			42.82			44.17			43.38
Series B		0.10		55.34			22.25			47.10			48.59			47.71
Net income per ADS (3):
Series A		0.27		150.92			60.69			128.47			132.52			130.15
Series B		0.30		166.01			66.76			141.32			145.76			[130.15	]
Ratio of total debt to total capitalization (2)		0.40		0.40			0.39			0.37			0.38			0.32

Other Operating Data:
Sales volume of Coca-Cola Soft
Drinks (UCs in millions)				336.3	UCs		315.5	UCs		301.8	UCs		311.1	UCs		284.1	UCs
Sales volume of Other Beverages (UCs in millions) (4)				27.8			27.0			26.0			27.9			25.8

(1)	Includes short-term bank liabilities and the portion of long-term bank liabilities and bonds payable within 12 months.

(2)	Total debt is calculated as the sum of short-term and long-term financial debt. Total capitalization is calculated as the sum of total financial debt, minority interest and total shareholders’ equity. Shareholders’ equity under U.S. GAAP differs from Chilean GAAP in certain important respects. For a summary of the principal differences between U.S. GAAP and Chilean GAAP as they relate to us, see “Item 5 — Operating and Financial Review and Prospects — U.S. GAAP Reconciliation” and Note 28 to our Consolidated Financial Statements.

(3)	Each ADS represents six shares of common stock.

(4)	Includes juices and mineral water (in Chile and Argentina) and beer, juices and mineral water (in Brazil).

Exchange Rates

     The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2000 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End
2000	501.04	580.37	539.39	573.65
2001	557.13	716.62	630.12	654.79
2002	641.75	756.56	687.47	718.61
2003	593.10	758.21	691.79	593.80
2004	557.40	649.45	609.41	557.40

Month

December 2004	557.40	597.27	574.68	557.40
January 2005	560.30	586.18	575.45	585.40
February 2005	563.22	583.84	572.99	573.55
March 2005	578.60	591.69	587.05	585.93
April 2005	572.75	588.95	580.30	582.73
May 2005	570.83	583.59	578.32	583.00

Source: Central Bank.

(1)	Nominal Figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	With respect to annual periods, the average of the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.

The Observed Exchange Rate on June 28, 2005 was Ch$580.07= US$1.00.

Risk Factors

     We and our subsidiaries outside Chile are subject to various economic, political, social and competitive conditions. Any of the following risks, if they materialize, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Related to our Company

We rely heavily on our relationship with The Coca-Cola Company which has substantial influence over our business and operations

     Approximately 87% of our net sales in 2004 were derived from the distribution of Coca-Cola soft drinks, and 9% of our net sales were derived from the distribution of non-soft drink beverages bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries, and, in each case, the local subsidiary of The Coca-Cola Company or, in the case of fruit juices and nectars, The Minute Maid Company, a subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over our business through its rights under the Bottler Agreements. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.” Under the Bottler Agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by The Coca-Cola Company) sold to us. The Coca-Cola Company also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by The Coca-Cola Company. Pursuant to the Bottler Agreements, we are required to submit a business plan to The Coca-Cola Company for prior approval. In accordance with the Bottler Agreements, The Coca-Cola Company may, among other things, require that we demonstrate financial ability to meet our business plan and may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where such approval is withheld. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of Coca-Cola soft drinks or other Coca-Cola beverages.

     We depend on The Coca-Cola Company to renew the Bottler Agreements which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We cannot assure you that the Bottler Agreements will be renewed or extended upon their expiration, and even if they are renewed, there is no assurance that renewal will be granted on the same terms as those currently in force. Termination, non-extension or non-renewal of any of the Bottler Agreements would have a material adverse effect on our business, financial condition and results of operation.

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

We are engaged in a highly competitive business that is subject to price competition and that may impact our net profits and margins

     The soft drink and non-alcoholic beverage businesses are highly competitive in each franchise territory where we compete with, among others, bottlers of PepsiCo, Inc. (“PepsiCo”) as well as bottlers of regional brands. Our beverage products also compete generally with, among others, bottlers of other non-alcoholic beverages. Although our management believes that we are well positioned to meet our objective of increasing sales volume at acceptable levels in the Chilean territory, competition is expected to continue, and we cannot assure you that such competition will not intensify in the future which could materially and adversely affect our results of operations. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Competition.”

     The intense price competition that is characteristic of the Río de Janeiro beverage market has adversely affected our results of operations in the Brazilian territory in previous periods and is expected to continue to adversely affect our results of operations in the future. While we engage in extensive marketing to establish brand differentiation and loyalty, we cannot assure you that such marketing efforts will be sufficient to maintain or increase our Refrescos subsidiary’s current sales volume or market share or that such efforts will not be countered aggressively by the efforts of our competitors, resulting in a drop in either or both of our sales or market share in Brazil. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Competition.”

     The Argentine soft drink market is highly competitive, and brand loyalty and consumer preferences, particularly in our Argentine territory, are less well defined. While our Argentine subsidiary engages in extensive marketing to establish brand differentiation and loyalty, we cannot assure you that our competitors will not increase the amount or effectiveness of their marketing, which would result in a drop in either or both of our sales or market share in Argentina. We cannot assure you that price competition will not become more aggressive, which could adversely affect our margins and earnings levels. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Competition.”

Raw material prices may be subject to U.S. dollar/local currency exchange risk which could increase our costs of operations

     Numerous raw materials, including sugar, resin, and aluminum, are used in producing beverages and containers. We purchase raw materials from both domestic and international suppliers. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Raw Materials and Supplies.” Because we are often required to purchase raw materials in the international markets using U.S. dollars, we are subject to local currency risk in each of our operations. If the Chilean peso, Brazilian real or Argentine peso were to depreciate significantly against the U.S. dollar, the cost of certain raw materials could rise significantly, which could have an adverse effect on our results of operation. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.

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

Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect the market price of our common shares and American Depositary Shares (“ADSs”)

     As a general rule, international investors consider Chile, Brazil and Argentina to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil and Argentina and their evaluation of companies’ securities located in these countries.

     During periods of heightened investor concern regarding emerging market economies, Brazil and Argentina, in particular, have experienced significant outflows of U.S. dollars. In addition, Brazilian and Argentine companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets. Finally, the prices of Brazilian and Argentine securities have been significantly affected in a negative way by such behavior.

It may be difficult to enforce civil liabilities against us or our directors, executive officers or controlling persons

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

Risks Relating to Chile

Our business is dependent on economic conditions in Chile

     Approximately 54% of our assets and 49% of our net sales in 2004 were in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing from time to time in Chile. Although the Chilean economy grew every year between 1984 and 1997, in 1998 this trend slowed significantly. According to data published by the Central Bank, the Chilean economy contracted at a rate of 0.8% in 1999; and resumed its growth at a rate of 4.3% in 2000, 3.3% in 2001, 2.1% in 2002, 3.7% in 2003 and 5.7% in 2004.

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

Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2002, 2003, and 2004 were 2.8%, 1.1% and 2.4%, respectively. We cannot assure you that Chilean inflation will not increase significantly. We cannot assure you that, under competitive pressure, we will be able to realize said price increases, which could adversely impact our financial condition and results of operations.

The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities

     The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our operations and financial results and the dollar value of an investor’s return on an investment in our securities. The peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the period from December 31, 1997 to December 31, 2004, the value of the peso relative to the U.S. dollar decreased approximately 26.92% in nominal terms (without adjusting for inflation) and decreased 4.6% in real terms (adjusting for inflation), based on the Observed Exchange Rates for U.S. dollars on December 31, 1997 and December 31, 2004. See “—Exchange Rates.”

     Our Class A shares and Class B shares are traded in pesos on the Chilean Stock Exchanges. Cash distributions with respect to the shares will be received in pesos by the depositary, currently the Bank of New York (as depositary for the Series A and Series B Shares represented by the Series A and Series B ADSs) (the “Depositary”) which will convert such pesos to U.S. dollars at the then prevailing exchange rate to make U.S. dollar payments in respect of the ADSs. If the value of the peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the Depositary would be adversely affected. In addition, the Depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to American Depositary Receipts (“ADRs”). See "—Exchange Rates.”

Exchange controls and withholding taxes in Chile may limit repatriation of your investment

     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of the investments and earnings. The ADSs are governed by an Agreement among the Depositary, Andina, and the Central Bank (the “Foreign Investment Agreement”). The Foreign Investment Agreement grants the Depositary and the holders of the ADRs access to Chile’s Mercado Cambiario Formal (the “Formal Exchange Market” or “FEM”), permits the Depositary to remit dividends it receives from us to the holders of ADSs and permits the holders of ADSs to repatriate the proceeds of the sale of shares withdrawn from the ADR facility, thereby enabling them to acquire on more favorable terms currencies necessary to repatriate investments in the shares and earnings therefrom. See “—Exchange Rates.” Pursuant to current Chilean law, the Foreign Investment Agreement may not be amended unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Agreement may not be voided by future legislative changes.

     Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under “Taxation”).

     On April 16, 2001, the Central Bank agreed that, effective April 19, 2001, (i) the prior foreign exchange restrictions would be eliminated and (ii) a new Compendio de Normas de Cambios Internacionales (“Compendium of Foreign Exchange Regulations”) would be applied. The main objective of this change, as declared by the Central Bank, was to facilitate capital movements from and into Chile and thus, to encourage foreign investment. We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the Depositary was able to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chilean pesos.

Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise significant influence over the Brazilian economy. This influence, as well as potentially volatile Brazilian political and economic conditions, could adversely affect our business and the market price of our shares and ADSs

     Approximately 28% of our assets and 31% of our consolidated net sales in 2004 were in Brazil. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing from time to time in Brazil.

     Historically, the Brazilian government has changed monetary, credit, tariff, and other policies to influence the course of Brazil’s economy. Such government actions have included wage and price controls as well as other measures such as freezing bank accounts, imposing exchange controls and inhibiting imports and exports. Changes in policy and other political and economic developments could adversely affect the Brazilian economy and have a material adverse effect on our business, financial condition and results of operations. The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. For example, the Brazilian government in the past has imposed domestic price controls on certain products, including price controls on soft drinks and beer. Actions of the Brazilian government in the future could have a significant effect on economic conditions in Brazil, which could adversely affect private sector companies such as Refrescos, and thus, could adversely affect us.

     Brazil’s President, Luiz Inacio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. In the period leading up to and following President Lula’s election, there was substantial uncertainty regarding the policies the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. After two years of government under President Lula, the macroeconomic uncertainty remains, although the level of confidence in the Brazilian market improved with the 4.7% appreciation in the value of the real compared to the U.S. dollar during 2004. While President Lula’s government has adopted economic measures that are more conservative than expected by some observers, there is no certainty that these economic stabilization policies will continue. We cannot predict the effect that the policies of the Lula administration may have on Brazilian economic conditions or on our financial condition or results of operations.

Inflation in Brazil may adversely affect the operations of Refrescos which could adversely impact our net income and results of operations

     Brazil has experienced high and generally unpredictable rates of inflation for many years. Inflation itself, as well as the governmental efforts to combat inflation, has had significant negative effects on the Brazilian economy in general.

     As measured by the Brazilian Índice Nacional de Preços au Consumidor (the “INPC”), inflation in Brazil was 12.5%, 10.4% and 6.1% in 2002, 2003 and 2004, respectively. Inflation, government efforts to control inflation, and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the Brazilian economy and on our operations in Brazil. High levels of inflation in the past have resulted in reduced consumer purchasing power and lower sales volumes for our subsidiary Refrescos. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Refrescos and consequently the market price of our common shares. We cannot assure you that, under competitive pressure, we will be able to realize said price increases, which could adversely impact our financial condition and results of operations.

The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

     Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the relationship of the value of Brazil’s currency to the value of the U.S. dollar. Historically, Brazil’s currency was frequently devalued in relation to the U.S. dollar: 34.3% and 22.3% in 2002 and 2003, respectively. During 2004, the real appreciated 4.7% against the U.S. dollar compared to the prior year. There can be no assurance that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiaries could be adversely affected.

     Depreciation of the real relative to the U.S. dollar may increase the cost of servicing foreign currency-denominated debt that we have or may incur in the future, which could adversely affect our results of operations and financial condition. Depreciation of the real also creates additional inflationary pressures in Brazil that may negatively affect us. Depreciation generally curtails access to international capital markets and may prompt recessionary government intervention. It also reduces the U.S. dollar value of our revenues, distributions and dividends, and the U.S. dollar equivalent of the market price of our common shares. On the other hand, the appreciation of the real against the U.S. dollar may lead to the deterioration of Brazil’s public accounts and balance of payments, as well as to lower economic growth from exports.

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

Risks Relating to Argentina

Our business is dependent on economic conditions in Argentina

     Approximately 18% of our assets and 20% of our net sales in 2004 were from Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, the financial condition and results of operations of our franchise in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in Argentina. In 2004, the Argentine economy experienced a recovery from the acute economic crisis that prevailed from 1998 through 2003. The Argentine crisis had a material adverse effect on our operations in Argentina. Notwithstanding the positive economic results in 2004, we cannot assure you that economic conditions will continue to improve or that our operations in Argentina will continue to experience improved results.

Recent political and economic instability may recur which could have a material adverse effect on our Argentine operations

     In the period from 1998 through 2003, Argentina experienced acute economic problems that culminated with the recent restructuring of substantially all of Argentina’s sovereign bond indebtedness. During this period, Argentina’s GDP contracted significantly peaking at 10.9% in 2002 compared to 2001. In 2003, GDP began to recover and grew 8.7% compared to 2002. In addition, a succession of presidents were inaugurated during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures.

     The macroeconomic condition in Argentina recovered from the economic crisis, in part, as a result of the following reasons:

•	low inflation;

•	competitive exchange rate;

•	fiscal and external surplus that resulted primarily from the suspension of payments on the government’s external debt;

•	low interest rates;

•	independent, expansive and prudent monetary policy; and

•	institutional stability.

     The Argentine economy had two years of recovery, between 2003 and 2004, resulting in a cumulative 18% increase in GDP over the period compared to 2002.

     During 2004, the Argentine economy continued to exhibit signs of stability. Real GDP growth was 9.0% for the year. Both inflation and the peso nominal exchange rate were stable during 2004, with variations of 6.1% and 1.7%, respectively. As of December 31, 2004, the exchange rate was AR$2.98 per U.S. dollar compared to AR$2.93 per U.S. dollar as of December 31, 2003. Furthermore, the employment situation improved. The unemployment rate reached 12.1% during the fourth quarter of 2004, which was a decrease of 26% from the levels it had reached during the 2002-2003 period.

     Activity began to recover in the second quarter of 2002 and was followed by ten consecutive quarters of growth through the fourth quarter of 2004. A recovery in the international markets resulted in positive economic results for Argentina and led to favorable agricultural export prices, increased oil and industrial exports and increased exports to neighboring Latin American countries. Various sectors of the economy have experienced growth rates during this period, including industrial production which had accumulated a growth rate of 38.5%, equivalent to an annual rate of approximately 12.6%. Private consumption also experienced significant growth during this period and, in the second quarter of 2003 and 2004, private consumption grew faster than real GDP. Investment experienced a strong recovery as of the last quarter of 2002, initiating a sequence of eight consecutive positive periods of growth.

     Despite the improvement of the Argentine economy in 2004 and 2003 compared to 2002, certain underlying structural problems of the Argentine economy, which have repeatedly caused or contributed to the political crisis in the past, have not yet been resolved. A number of unpopular decisions may need to be made in order to address the continuing problems that Argentina is currently undergoing which may impact popular support for current and future presidential administrations and political instability in Argentina. Further, although President Kirchner’s Peronist party holds a majority of the seats in both houses of the Congress, the existence of several factions within the Peronist party combined with the power of opposing parties may create hurdles for the Kirchner administration in implementing its proposed economic, fiscal and social programs and therefore there can be no assurance that the Congress will approve any of the administration’s proposals. Unstable economic conditions have had, and can be expected to have, a material adverse effect on our financial condition and results of operation.

Argentina’s insolvency and default on its public sector debt has deepened and may prolong the current crisis

     As a result of its growing fiscal deficit, Argentina’s ability in the short-term to stimulate economic growth, appease social unrest and repay its debt may depend on external financial assistance. Due to failure to meet fiscal deficit targets in the past, the International Monetary Fund (“IMF”) first suspended disbursements under its Stand-by Arrangement with the Argentine Government in December 2001. These suspensions of disbursements caused significant instability in the Argentine market and created economic uncertainty.

     In the first half of 2005, the Argentine government successfully restructured substantially all of its sovereign bond indebtedness by extending an offer to holders of its defaulted bonds to exchange their bonds for new bonds or cash. The aggressive terms proposed by the Argentine government to holders of its defaulted bond debt created a significant backlash against the government. Although more than 75% of the holders of the government’s defaulted bonds participated in the exchange offer, those bondholders were forced to accept significantly less than the principal amount of the original debt they held.

     Despite the results of the restructuring, it is impossible to predict the effect that this will have on investor confidence or on the Argentine economy. The government may again be faced with the possibility of default on its newly issued bonds if economic recovery abates and a new economic crisis emerges which could again have a material adverse effect on our results of operation and prospects. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies including the IMF and World Bank without subsequent new loans in order to avoid a default vis-à-vis such agencies.

     Finally, the government continues to face significant exposure litigation from holders of its defaulted debt that did not participate in the government’s exchange offer. At present, there are actions in the United States, Italy and Germany, and it is impossible to determine what the outcome of these proceedings will be. A judgment against the Argentine government in such pending cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us.

     All such events could also impair Argentina’s capacity to maintain the current economic recovery and could result in a recession, higher inflation, unemployment and social discontent.

The Argentine government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividends or other payment we receive from our Argentine franchise

     Prior to January 6, 2002, the Argentine peso was pegged 1-to-1 to the U.S. dollar. After that date, the Argentine peso has been allowed to float freely against the U.S. dollar and other foreign currencies.

     In 2003, the Central Bank of Argentina removed several foreign exchange restrictions, including elimination of the requirement that the Central Bank approve the repayment of principal of financial indebtedness; extended the term for the repatriation of export proceeds; allowed earlier payments of imports, and increased up to US$500,000 (in certain cases this ceiling may even be lifted to a higher amount) the monthly amount that Argentine domiciled individuals or corporations are allowed to purchase and transfer abroad.

     Generally, the Central Bank’s prior approval is necessary to transfer funds abroad; however on June 30, 2003, the Central Bank issued Communication “A” 3973. Since then, the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest is not required for transfers of funds abroad related to debt service payments (1) made within 15 business days prior to the applicable payment date, (2) made in relation to prepayments that do not result in net present value terms in an increase of the original value of the debt, or (3) made in respect of prepayments of accrued and unpaid interest.

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

Inflation in Argentina may adversely affect our operations which could adversely impact our financial condition and results of operations

     Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Since 1989, the Argentine government has followed a program of reform to reduce the public sector’s role in the economy and in 1991 enacted the Convertibility Law, which, among other things, prohibited Argentina’s monetary base from exceeding international reserves. By limiting the Argentine government’s ability to expand the money supply, the Convertibility Law and related measures kept inflation at (1.8)%, 0.7% and 1.5% in 1999, 2000 and 2001, respectively.

     On January 24, 2002, the Argentine government amended the Central Bank’s charter to allow it to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit and to provide financial assistance to financial institutions with liquidity problems. Furthermore, the devaluation of the Argentine peso created pressures on the domestic price system that generated inflation in 2002, after several years of price stability, and, in recent years, price deflation. Through December 31, 2002, the wholesale price index and the Argentine consumer price index exhibited cumulative increases of 41% and 118%, respectively. During 2003, the Argentine consumer price index increased by 3.7% and the wholesale price index increased by 2.0%. During 2004, the Argentine consumer price index increased 6.1% and the wholesale price index increased 7.9%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. Although in 2003 and 2004 there was a slowdown in the inflation indexes, we cannot assure you that this situation will remain the same.

     During the first two months of 2005, consumer prices increased 2.4%, equivalent to an annualized rate of 14.4%, a pace superior to the 5% to 8% range established in the Monetary Program of the Central Bank for 2005, and a rate above the 7.9% rate stipulated in the national budget for 2005. The printing of money by the Central Bank (which intervenes in the exchange market and maintains the price of the U.S. dollar high) and the complete utilization of the industry’s installed capacity (the current rate of investment is not sufficient in the face of the increasing growth of demand) have been identified as the principal generators of the most recent inflationary pressures.

     The devaluation of the Argentine peso and accompanying economic policy measures implemented by the Argentine government in recent years were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, it is not apparent that the objectives pursued have been achieved. The sustainable success of such measures in the future will depend on the ability of the Argentine government to generate confidence among the local and international financial and business communities. Without such confidence, it is likely that inflation rates will increase significantly, investment and economic activity will contract further, unemployment will increase beyond current levels, tax revenue (excluding inflationary effects) will drop, and the fiscal deficit will widen.

     We intend to increase prices to our customers in line with the Argentine consumer price index. We cannot assure you that, under competitive pressure, we will be able to realize said price increases, which could adversely impact our financial condition and results of operations.

The Argentine peso is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

     The Argentine government’s economic policies and any future devaluation of the Argentine peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Argentine peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

     The Public Emergency Law put an end to more than ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of AR$1.40 per U.S. dollar for certain transactions and a free-floating rate for all transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars, and lately, by buying U.S. dollars. Since the devaluation of the Argentine peso, the Argentine peso has fluctuated significantly, which has had a negative impact on our results:

•	Lower sales volumes in 2002 due to lack of consumer purchasing power;

•	lower revenues in U.S. dollar terms; and

•	increased U.S. dollar linked costs, which represent approximately 30% of total costs for the Argentine operations.

     In 2004, the peso showed signs of stability. It traded at AR$2.98 per U.S. dollar on December 31, 2004 and at AR$2.92 per U.S. dollar on March 31, 2005. On June 25, 2002, the peso had reached AR$3.90 per U.S. dollar.

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

     Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the Argentine peso may further depreciate or appreciate against the U.S. dollar, whether the Argentine government will further modify its monetary policy and what impact any such changes could have on our financial condition and results of operations.

Argentina continues to face political and economic uncertainty

     Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably in 2004, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past five years and the absence of a clear political consensus in favor of any particular set of economic policies raises doubts about the country’s economic and political future. It is possible that, despite recent economic growth, Argentina could return to a deeper recession, higher inflation and unemployment and greater social unrest. We cannot assure you that laws and regulations implemented by the Argentine government to regulate the economy will not continue to change in the future or that any changes will not adversely affect our business, financial condition or results of operations.

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

The market for our shares may be volatile and illiquid

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal exchange, had a market capitalization of approximately US$116,578 million at December 31, 2004 and an average monthly trading volume of approximately US$1,098 million for 2004. The ten largest companies in terms of market capitalization represented, at December 31, 2004, approximately 42.4% of the Santiago Stock Exchange’s market capitalization. We estimate that during 2004, fewer than 16.3% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 90% or more of the Exchange’s trading days.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

     Our Company’s name is Embotelladora Andina S.A. The Company was incorporated and organized on February 7, 1946 under the Chilean Companies Law as a sociedad anónima (stock corporation). An abstract of the bylaws is registered with the Registro de Comercio de Santiago (“Public Registry of Commerce of the City of Santiago”) under No. 581 on page 768. The Chilean Treasury Department, upon Decree No. 1,364 of March 13, 1946, which is registered under No. 582 on page 770 of the Public Register of Commerce of the City of Santiago, approved our bylaws, authorized its creation and declared it duly incorporated in Chile. Pursuant to our bylaws, our term of duration is indefinite.

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

     In 1985, a majority of Andina’s shares was acquired by Freire and certain related persons. On December 31, 2004, Freire and entities controlled by Freire owned approximately 52.6% of our outstanding Series A Shares, which have preferred voting rights and thereby controlled us.

     Refrescos, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Río de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Refrescos for approximately US$120 million and contributed an additional US$31 million to Refrescos’ capital immediately after the acquisition to repay certain indebtedness of Refrescos.

     Production of Coca-Cola soft drinks in the Argentine territory began in 1943 with the start-up of operations in the province of Córdoba, Argentina, through Inti S.A.I.C. (“Inti”). In July 1995, we (through Inversiones del Atlántico S.A., an investment company incorporated in Argentina) (“IASA”) acquired a 59% interest in Edasa, the parent company of Rosario Refrescos S.A. (“Rosario Refrescos”) and Mendoza Refrescos S.A. (“Mendoza Refrescos”), which were subsequently merged to create Rosario Mendoza Refrescos S.A. (“Romesa”) the Coca-Cola bottler in the provinces of Entre Ríos, San Luis, San Juan, Mendoza, part of Santa Fe and part of Buenos Aires, in Argentina for approximately US$45 million. During 1997, the operations of Romesa were merged into Inti. In 1999, Edasa was merged into IASA. In 2000, IASA was merged into Inti, which in turn changed its corporate name to Edasa. In December 2002, the board of directors of Edasa and Cipet, our Argentine subsidiary in charge of the polyethylene perephtalate (“PET”), plastic bottle, packaging business in Argentina, decided to merge Cipet into Edasa.

     In December 1998, we repurchased from The Coca-Cola Company its 49% stake in Vital at a purchase price of US$25.5 million. Concurrently with that transaction, The Coca-Cola Company purchased Vital’s mineral water springs located at Chanqueahue, 80 miles south of Santiago for US$10.7 million. As part of the transaction, the Vital bottler agreement was replaced with a fruit juice bottler agreement with MMII, as well as a new mineral water bottling agreement with The Coca-Cola Company. In addition, the 1995 shareholders’ agreement between us and The Coca-Cola Company regarding ownership of Vital was terminated. The Coca-Cola Company paid us US$22.6 million in consideration for that termination. These transactions generated a one-time net consolidated profit of approximately US$25.8 million for 1998, before taxes. The restructuring of the juice and mineral water business in Chile enhanced our focus on the production of soft drinks, juices and mineral water, that historically have been our core strength.

     In March 2000, through Refrescos, our Brazilian subsidiary, we purchased from the Coffin Group a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Río de Janeiro and Minas Gerais (Nitvitgov Refrigerantes S.A., hereinafter, “NVG”), for an aggregate purchase price of US$74.5 million. This territory was serviced by the Coffin Group through Perma Industria de Bebidas S.A. (“Perma”). NVG was merged into Refrescos in 2000, and its operations were integrated with Refrescos in 2001. This newly acquired territory has a total population of approximately 8.8 million inhabitants and represents an increase of 70% in the volume of our operations in Brazil.

     In August 2004, Refrescos entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Industria do Amazonas Ltda., for (1) an exchange of franchising rights, goods and other assets of Refrescos in the territory of Governador Valadares in the State of Minas Gerais, and (2) other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçú in the state of Río de Janeiro, which was previously owned by Companhia Mineira de Refrescos S.A.

     PET Joint Venture. In April 1996, through Multipack, we established Solução PET Ltda. (“Solução PET”), a joint venture with Continental PET Technologies, Inc. (“Continental” today known as Owens-Illinois, Inc.), to produce non-returnable PET containers in the Brazilian territory. On March 12, 1997, we and Continental entered into a joint venture, which anticipated the possibility of establishing similar arrangements in other markets in South America. Due to subsequent changes in the Brazilian market, we and Continental agreed to terminate the Solução PET joint venture and to spin-off its assets. On May 31, 2000, we and Continental executed a termination agreement and consummated other accessory obligations thereof.

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

     Reclassification of Capital Stock. In September 1996, at an extraordinary shareholders’ meeting, our shareholders approved the reclassification (the “Reclassification”) of Andina’s Common Stock into two new series of shares. Pursuant to the Reclassification, each outstanding share of Andina’s Common Stock was replaced by one newly issued Series A share and one newly issued Series B share (respectively, the “Series A Shares” and the “Series B Shares”). The new Series A and Series B shares, which are the only outstanding shares of capital stock of Andina, are principally differentiated by their voting and economic rights: the holders of the Series A Shares have full voting power and are entitled to elect six of seven regular and alternate members of the board of directors, and the holders of the Series B Shares have no voting rights but for the right to elect one regular and one alternate member of the board of directors. In addition, holders of Series B Shares are entitled to a preferred dividend 10% greater than any dividend on Series A Shares. The Reclassification was consummated on April 7, 1997 and various conversion periods were provided for by our board of directors through 2000.

     On December 23, 1996, the Superintendency of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones) decreed that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights.

     As a result of the Reclassification, statutory withdrawal rights under Chilean law were triggered that entitled shareholders to withdraw from an issue by returning their shares to the issuer upon the creation of preferred shares such as the Series A Shares (preferred voting rights) or the Series B Shares (preferred dividend rights). If exercised, such withdrawal right is set at a price equal to the weighted average trading price over the two-month period prior to the date of the shareholders’ meeting approving the issuance of preferred shares. In November 1996, withdrawal rights were exercised as to 15,458,517 Common Shares for which Andina paid Ch$42,309 million (US$89.8 million). As required under Chilean law, we held the repurchased shares of Common Stock (subsequently reclassified as Series A Shares and Series B Shares) as treasury stock with neither voting nor economic rights for 12 months. During 1997, we canceled such shares and reduced shareholders’ equity accordingly.

     From 1997 to 2002, we underwent a significant corporate restructuring targeted at achieving certain administrative and operating efficiencies. During 1997 and 1998, we created Andina Inversiones Societarias (“AIS”) in Chile to hold our minority interests in each of Easa Chile S.A., Multipack, Transportes Andina Refrescos Ltda., Servicios Multivending Ltda. and Inversiones del Atlántico S.A.; in Argentina, Romesa was merged into Inti and in Brazil, we dissolved EBL Lanches Ltda., a subsidiary of Refrescos.

     From 2001 to 2004, Andina’s corporate restructuring, included:

•	the franchise swap agreement entered into in August 2004 by Refrescos with Recofarma Industria do Amazonas Ltda., pursuant to which Refrescos exchange its franchising rights in the territory of Governador Valadares for Recofarma’s franchising rights in the territory of Nova Iguaçú in Rio de Janeiro;

•	the merger of Cipet with and into Edasa with Cipet becoming Edasa’s packaging division;

•	the acquisition by Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. of Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands; the transfer, by way of liquidation, of all of the assets and liabilities of The Sterling Pacific Corp S.A. to such company; and its subsequent name change to Abisa Corp S.A.;

•	the merger of Edasa into IASA, which in turn was merged into Inti and the simultaneous change in corporate name to Embotelladora del Atlantico S.A.;

•	the assignment to EASA Chile S.A. (whose corporate name has been changed to Andina Bottling Investments S.A., “Abisa”) of all of Andina’s interests in its subsidiaries and related companies in Argentina and Uruguay;

•	the liquidation of certain related companies which were no longer required, e.g., the Brazilian subsidiary Brazilian Copa Participações Ltda. was merged into Refrescos; and

•	the formation of Andina Bottling Investments Dos S.A. on November 22, 2001, which subsequently consolidated all of Andina’s interests in related companies in Brazil.

Capital Expenditures

     Our total capital expenditures were Ch$25,241 million in 2004, Ch$25,977 million in 2003, and Ch$24,681 million in 2002. In 2004, capital expenditures were principally related to the following:

Chile

•	Investments for the replacement of obsolete equipment to increase operating efficiency;

•	investments in bottles (glass and PET bottles) and bottle cases; and

•	investments in new equipment to increase efficiency and production capacity.

Brazil

•	Investments in glass bottles and bottle cases;

•	investment in coolers, freezers, post-mix and other point-of-sale equipment; and

•	acquisition of a new empty bottles inspection system ASEBI (All Surface Empty Bottle Inspector) for the king size glass bottles filling lines.

Argentina

•	Investments in bottles (glass and PET bottles) and bottle cases which represented 86.79% of our total capital expenditures in Argentina; and

•	investments in new equipment to increase efficiency and production capacity.

Juices and mineral water

•	Investments in machinery and equipment, including a new labeling machine;

•	acquisition of a 350 kilowatt electric generating plant and improvements at the electric substation; and

•	extension of the useful life and improvement of operating efficiency of the production lines.

PET Packaging

     Investments in PET package facilities during 2004 included ordinary course maintenance and investment designed to increase efficiency and reliability.

     The following table sets forth our capital expenditures for the periods indicated:

Capital Expenditures by Territory and by Line of Business

	Year ended December 31,
	2004		2003		2002
	(millions of Ch$)
Soft Drinks:
Chilean territory	Ch$	14,710	Ch$	14,515	Ch$	14,180
Brazilian territory		7,555		8,864		6,196
Argentine territory		1,656		1,530		3,547
Other Beverages:
Vital		845		936		528
PET Packaging:
Argentine territory		475		132		230

Total	Ch$	25,241	Ch$	25,977	Ch$	24,681

     In 2004, we invested approximately Ch$483 million in improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting services and other studies.

Divestitures

     In 2002, we sold our 3.8% stake in Cervejarias Kaiser S.A. (“Kaiser”) to the Canadian brewing company Molson Inc., resulting in a one-time net profit of approximately US$18 million to Andina. Refrescos directly holds an 11.32% equity interest in Kaik Participações Ltda. (“Kaik”), which in turn held a 33.46% equity interest in Kaiser. On March 19, 2002, Kaik sold this equity interest to Molson Inc. for approximately US$484.5 million. The transaction resulted in the payment of a cash dividend to Refrescos in the amount of approximately US$15 million. Furthermore, additional sales proceeds expected to be realized in connection with the transaction have been guaranteed against 294,903 shares of common stock of Molson Inc. valued at approximately US$5.7 million which were recently sold.

B.	Business Overview

     We are the largest producer of soft drinks in Chile and one of the largest soft drink producers in Brazil and Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 87.3% of our consolidated net sales in 2004. Through Andina, we are the sole producer and distributor of Coca-Cola soft drinks in the Chilean territory; through Refrescos, the sole producer and distributor of Coca-Cola soft drinks in the Brazilian territory; and through Edasa, the sole producer and distributor of Coca-Cola soft drinks in the Argentine territory. In 2004, we recorded consolidated net sales of Ch$361,360 million and total sales volume of 336.3 million unit cases of soft drinks.

     In addition to the Coca-Cola soft drinks business, through Vital, we produce and distribute fruit juices, other fruit-flavored beverages and mineral water in Chile under trademarks owned by The Coca-Cola Company. We also manufacture PET bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina. In Brazil, we also distribute Kaiser brand beers.

Our Products

     We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our Chilean, Brazilian and Argentine franchise territories:

	Chile	Brazil	Argentina
Coca-Cola	x	x	x
Coca-Cola Light	x	x	x
Coca-Cola Light Limón	x	x
Fanta Naranja	x		x
Fanta Naranja Light			x
Fanta Mandarina	x
Fanta Limón			x
Fanta Pomelo			x
Fanta Light	x
Fanta Laranja		x
Fanta Laranja Light		x
Fanta Uva		x
Fanta Uva Light		x
Fanta Mix		x
Fanta Manzana		x
Fanta Citrus		x
Fanta Morango		x
Sprite	x	x	x
Sprite Ice	x
Sprite Zero	x	x	x
Diet Sprite
Quatro	x
Quatro Pomelo			x
Quatro Limonada			x
Nordic Mist Ginger Ale	x
Nordic Mist Tónica	x
Taí	x
Inka Cola	x
Guaraná Kuat		x
Guaraná Kuat Light		x
Guaraná Kuat Light com		x
Schweppes Club Soda		x
Schweppes Tónica		x	x
Schweppes Citrus		x	x
Crush Lima-Limón			x
Crush Naranja			x
Crush Pomelo Rosado			x
Cepita Naranja			x
Cepita Manzana			x
Cepita Pomelo Rosado			x
Vital	x
Kin			x
Soda Kin			x
Bonaqua		x
Caxambu		x
Andifrut	x
Nectar Andina	x
HiC	x		x
Kapo	x	x	x
Montefiore			x
Carioca			x
Burn		x
Nestea		x
Kaiser		x
Bavaria		x
Santa Cerva		x

	Chile	Brazil	Argentina
Heineken		x
Chopp		x
Xingu		x

     We produce, market and distribute Coca-Cola soft drinks in our franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary in each jurisdiction of The Coca-Cola Company (collectively, the “Bottler Agreements”). We consider the enhancement of our relationship with The Coca-Cola Company an integral part of our business strategy.

     We seek to enhance our business throughout the franchise territories by developing existing markets, penetrating other soft drink, juice and mineral water markets, forming strategic alliances with retailers to increase consumer demand for our products, increasing productivity, and by further internationalizing our operations.

1. Soft Drink Business

     In 2004, our Coca-Cola soft drinks business accounted for net sales of Ch$361,360 million and operating income of Ch$55,558 million representing 87.3% and 88.3% of our consolidated net sales and operating income, respectively.

     Our Chilean soft drink operations accounted for net sales in 2004 of Ch$171,344 million; the Brazilian soft drink operations for net sales of Ch$116,890 million; and the Argentine soft drink operations for net sales of Ch$73,126 million.

     The following table sets forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in our franchise territories for the periods indicated.

	Year ended December 31, 2004
	Chile				Brazil				Argentina
	(in millions of Ch$ and UCs)

Colas	Ch$	137,551	88.7	UCs	Ch$	94,712	105.7	UCs	Ch$	56,526	70.2	UCs
Flavored soft drinks		33,793	20.8			22,178	27.8			16,600	23.1

Total	Ch$	171,344	109.5	UCs	Ch$	116,890	133.5	UCs	Ch$	73,126	93.3	UCs

	Year ended December 31, 2003
	Chile				Brazil				Argentina
	(in millions of Ch$ and UCs)

Colas	Ch$	135,246	84.9	UCs	Ch$	87,617	99.2	UCs	Ch$	47,159	61.1	UCs
Flavored soft drinks		33,731	21.1			23,202	28.6			16,405	20.6

Total	Ch$	168,977	106.0	UCs	Ch$	110,819	127.8	UCs	Ch$	63,564	81.7	UCs

	Year ended December 31, 2002
	Chile				Brazil				Argentina
	(in millions of Ch$ and UCs)

Colas	Ch$	131,741	81.0	UCs	Ch$	103,661	102.3	UCs	Ch$	39,610	47.6	UCs
Flavored soft drinks		32,179	18.7			34,229	33.9			15,059	18.3

Total	Ch$	163,920	99.7	UCs	Ch$	137,890	136.2	UCs	Ch$	54,669	65.9	UCs

     In Chile, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans of various sizes. Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, is also distributed in stainless steel and bag-in-box containers. In Brazil, Coca-Cola soft drinks are distributed in returnable and non-returnable glass, in PET bottles of various sizes and in aluminum cans. We also produce and distribute Coca-Cola soft drinks as post-mix syrup. In Argentina, Edasa produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup.

     The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by packaging type, measured as a percentage of total sales volume:

Soft Drink Sales by Packaging Type

	Year Ended December 31,
	2004			2003			2002
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	% Total	% Total	% Total	% Total	% Total	% Total	% Total	% Total	% Total
	Mix	Mix	Mix	Mix	Mix	Mix	Mix	Mix	Mix

Returnable	62.5	11.1	44.6	61.7	10.2	40.9	62.6	9.4	31.3
Non-returnable	33.3	85.9	54.4	33.9	86.6	58.2	33.0	87.1	67.9
Post Mix	4.2	3.0	1.0	4.4	3.2	0.9	4.4	3.5	0.8

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sales Overview

     We measure sales volume in terms of unit cases (“UCs”). Unit cases refers to 192 ounces of finished beverage product (24 eight-ounce servings). The following table illustrates our historical sales volumes for each of our territories:

Soft Drink Sales Volumes

	Year ended December 31,
	2004	2003	2002
	(millions of UCs)

Chile	109.5	106.0	99.7
Brazil	133.5	127.8	136.2
Argentina	93.3	81.7	65.9

Customers and Distribution

     As of December 31, 2004, we sold our products to approximately 42,578 customers in Chile, 46,942 customers in Brazil, and 42,822 customers in Argentina. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory.

     The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by type of customer, measured as a percentage of total sales volume:

Soft Drink Sales by Type of Customer

	Year ended December 31,
	2004			2003			2002
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
					(%)
Small- and medium-sized retail establishments for takeout	46	19	32	45	16	33	47	15	33
Wholesale distributors	9	24	31	9	29	26	10	32	19
Supermarkets	25	36	17	25	35	19	23	35	22
Restaurants, hotels and bars	6	16	2	6	15	2	4	13	3
Fast food outlets	3	2	1	3	2	1	3	2
Convenience stores	4	1	15	4	1	17	6	1	20
Other	7	2	2	8	2	2	7	2	3

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

     Chile. As of December 31, 2004, Andina’s sales force in Chile consisted of 146 salespeople who call on most customers on average 1.6 times per week. For sales to major supermarkets, we employ approximately 347 on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis. Our distribution system for our soft drink products consisted of a group of 13 exclusive distributors, which are independent businesses that collectively deploy approximately 239 trucks, depending on seasonal demand. We own an additional 31 trucks. The 13 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Certain customers, including supermarkets and fast food chains, maintain accounts with us, which are settled on average every 45 days. Where applicable, the driver also either collects empty returnable glass or plastic bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 62.5% of total unit cases of soft drinks sold in 2004.

     Brazil. As of December 31, 2004, Refrescos’ sales force in Brazil consisted of an average of 354 salespeople, divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and in bottled form), (ii) sales to supermarkets (consisting of non returnable bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, mineral water, energy drinks and iced tea) distributed by Refrescos. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) Company-owned trucks driven by our employees, (ii) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (iii) trucks operated by independent transport companies on a non-exclusive basis. In 2004, 13.7% were distributed by exclusive distributors, and 86.3% by independent transport companies. Distribution of Refrescos’ beverages (including soft drinks, beer, bottled water, energy drinks and iced tea) takes place from distribution centers and production facilities. High volume customers such as supermarkets are serviced exclusively from the distribution centers located at Refrescos’ production facilities. In 2004, approximately 24% of Refrescos’ soft drink sales were paid for in cash at the time of delivery, 20% were paid by check to be cashed between one and ten days after delivery and 56% were paid between 10 and 45 days after delivery by invoice. Payments by both checks and invoices were charged with interest.

     Argentina. As of December 31, 2004, approximately 29% of Edasa’s employees consisted of salespeople, and approximately 83% of the sales force are salespersons, who call on customers regularly. In 2004, 69% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 31% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2004, approximately 74% of Edasa’s soft drink sales were paid for in cash and 26% were credit sales. Approximately 1.2% of credit sales were paid by short-term credit to be paid for within one to eight days after delivery, 17.8% of credit sales were made by simple account and 7% of credit sales were paid for by check.

Competition

     We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information—Risk Factors—Risks Related to our Company—We are engaged in a highly competitive business that is subject to price competition and that may impact our net profits and margins.”

     Chile. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the amount of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. The main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas (“ECUSA”), a subsidiary of Compañía Cervecerías Unidas S.A. (“CCU”), the major brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and mineral water).

     Brazil. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company (“Ambev”). As a result of the merger between Companhia Cervejaria Brahma S.A. (“Brahma”) and Industria de Bebidas Antarctica do Río de Janeiro S.A. (“Antarctica”) in 2000, this company has become the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola.

     Argentina. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Embotelladora de los Andes S.A., which is controlled by the Hunicken Group, produces Pepsi-Cola products in the province of Mendoza; Baesa produces Pepsi-Cola products in the provinces of Córdoba and Santa Fe. Pritty S.A. produces and sells Pritty, Doble Cola, Saldán, Switty and Rafting in the provinces of Córdoba, Santa Fe and Mendoza. In the province of Santa Fe, Baggio sells Mocoretá. In the province of Mendoza, San Isidro Refrescos S.A. sells Beach, Royal Crown, Upper 10, Sao, Sunkist and Seagrams products, and Cahiza Hermanos sells Chyc.

     We estimate that in 2004, our average soft drink market share within our franchise territories reached 67.6%, 52.8%, and 51.4% for Chile, Brazil, and Argentina, respectively (source: A.C. Nielsen).

     The following table presents the market share of our main competitors in Chile, Brazil and Argentina for the periods indicated:

	Market Share

	Year ended December 31,
	2004			2003			2002
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
					(%)

Coca-Cola soft drinks	68	53	51	67	52	33	66	53	52
ECUSA soft drinks	19	—	—	20	—	26	20	—	—
Pepsi-Cola and 7 Up products	4	6	17	4	17	19	4	5	20
Pritty products	—	—	10	—	11	2	—	—	9
Antarctica products	—	9	—	—	—	1	—	8	—
Brahma products	—	—	—	—	—	17	—	3	—
Other	9	32	22	9	20	2	10	31	19

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Source: A.C. Nielsen

Seasonality

     Each of our lines of business is seasonal. Most of our beverage products have their highest sales volumes during the South American summer (October through March), with the exception of nectar products, which have a higher sales volume during the South American winter (April through September). Our Chilean and Argentine operations generally experience higher levels of seasonal price fluctuations than our Brazilian operations.

Raw Materials and Supplies

     Numerous raw materials, including, without limitation, sugar, resin, and aluminum, are used in producing our beverages and containers. We have purchased these raw materials from both domestic and international suppliers. Because we are often required to purchase raw materials in the international markets using U.S. dollars, we are subject to local currency risks in each of our operations. If the Chilean peso, Brazilian real or Argentine peso were to lose value against the U.S. dollar, the cost of certain raw materials could rise significantly, which, in turn, could adversely affect our net income and results of operations. We cannot assure you that these currencies will devaluate against the U.S. dollar in the future.

     The principal raw materials used in the production of Coca-Cola soft drinks are concentrate, sweetener, water and carbon dioxide gas. Production also requires glass and plastic bottles, bottle tops and labels. Water used in soft drink production is treated for impurities and adjusted for taste reasons. All raw materials, especially water, are subjected to continuous quality control.

     Chile: raw materials. We purchase concentrate at prices established by The Coca-Cola Company. We purchase sugar primarily from Industria Azucarera Nacional S.A. (the only producer of sugar in Chile) although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis. Artificial sweeteners are purchased from Inducorn S.A. We obtain carbon dioxide gas from Praxair S.A. Andina’s affiliate Envases CMF, produces returnable PET bottles and most of the non-returnable PET bottles we use. We purchase glass bottles principally from Cristalerías de Chile S.A. and Cattorini Hermanos. S.A.I.C.F.e.i. Bottle tops and labels are purchased from Alusud, Mecesa, Tapón Corona Colombia and other suppliers.

     In 2004, principal raw material (including packaging) accounted for 77% of the total cost of sales for our Coca-Cola soft drinks in Chile. As a percentage of total costs for raw materials, the cost of concentrate accounted for 49.3%, sugar and artificial sweeteners for 14.8%, cans for 21.3%, one-way bottles for 11.1%, bottle tops for 2.8%, and carbon dioxide gas for 0.7%. Water did not constitute a significant raw material cost.

     Brazil: raw materials. Refrescos purchases concentrate in the city of Manaus at prices established by The Coca-Cola Company. Manaus has been designated as a duty-free development zone by the Brazilian government. Refrescos purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda., carbon dioxide gas from Companhia White Martins Gases S.A. and AGA S.A., bottles from Amcor, Edasa’s Packaging Division and Cía. Ind. São Paulo e Río (Cisper), and metal bottle caps from Aro. Refrescos purchases water from the municipality of Río de Janeiro.

     In 2004, the principal raw materials used in our operations (including packaging) at Refrescos accounted for 69.9% of the total cost of sales. As a percentage for total costs for raw materials, the cost of concentrate accounted for approximately 26%, bottles for 32.7%, cans for 23%, sugar and artificial sweeteners for 13.1%, bottle tops for 4.4% and 0.8% for carbon dioxide gas.

     Argentina: raw materials. Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sugar from Ing. y Refinería San Martín de Tabacal S.A., Cía. Azucarera Concepción S.A., and C.P.I Argentina SA; sweeteners (light) from Productos de Maíz S.A. and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. Edasa produces non-returnable and returnable PET bottles through Edasa’s Packaging Division, and glass bottles from Cattorini Hermanos, and bottle caps from Alusud S.A., Ravisud S.A., Aluplata S.A. and Metalgráfica Cearense S.A. In the provinces of Córdoba, Edasa owns water wells and extracts water for soft drink production. Edasa buys water from Aguas Cordobesas S.A., for other purposes. Edasa also buys stretch wrap from Manuli S.A. and Urflex S.A; shrink wrap from Plastiandino S.A. and Sanlufilm S.A.; and carton from Zucamor S.A.I.C.F.I. y A. and Cartocor S.A.

     In 2004, principal raw material accounted for 73% of the total cost of sales for Edasa soft drinks. As a percentage of total cost for raw material, the cost of concentrate accounted for approximately 48.1%, bottles for 25.1%, sugar for 21.5%, cans for 2.2%, bottle tops for 4.3% and carbon dioxide gas for 0.9%.

     PET Packaging: raw materials. The principal raw material required for production of PET bottles is PET resin imported in the form of pellets from Mexico and Brazil. The principal suppliers of PET resin for the Edasa Packaging Division are Voridian Arg. SRL, Rhodia Ster LTD, Invista SARL (kosa), Far Eastern Textile LTD and Nan Ya. In 2004, the Edasa Packaging Division’s cost for PET resin accounted for 95% of the total variable cost of its sales of PET bottles.

Marketing

     We and The Coca-Cola Company jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective bottler agreements. During 2004, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.”

     Channel Marketing. In order to provide more dynamic and specialized marketing of our products, our strategy is to segment our market and develop targeted efforts for each segment or distribution channel. Our principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each type of location or distribution channel. In response to this analysis, we seek to tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

     We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating such systems, including in hand-held computers to support the gathering of product, consumer and delivery information required to implement our channel marketing strategies effectively for most of our sales routes in Chile, Brazil and Argentina. We will continue investing to increase pre-sale coverage in certain of our new territories.

     Marketing Expenditure. Our consolidated total marketing and advertising expenditures in 2004 were Ch$12,981 million.

     Retailer Incentive Programs

     We have implemented incentive programs to provide retailers with commercial refrigerators for the display and cooling of soft drink products and for point-of-sale display materials. We seek, in particular, to increase the distribution of coolers among retailers to magnify the visibility and consumption of our products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

     Advertising

     We advertise in all major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with our input at the local or regional level.

2. Other Beverages

     Chile. In addition to Coca-Cola soft drinks, through Vital, we produce and sell juices and mineral water in Chile under the labels Andina Frut, Andina Néctar, Andina Hi-C, Kapo, and Vital.

     Brazil. We distribute beer under the Kaiser, Bavaria, Heineken, Santa Cerva and Xingu labels. We also distribute mineral water under the Bonaqua and Caxambu labels; and sell and distribute ready-to-drink juices under the Kapo brand name; energy drinks under the Burn brand name; and Nestea iced tea.

     Argentina. We distribute ready-to-drink juices under the Hi-C and Cepita brand names, which compete with other recognized brands such as Ades and Baggio. We also produce and sell mineral water under the Kin brand name (with and without gas) and soda Kin, which compete with well-known brands such as Villavicencio, Eco de Los Andes and Glaciar.

     The trademarks “Andina Frut”, “Andina Néctar”, “Andina Hi-C”, “Bonaqua” and “Vital” are owned by The Coca-Cola Company. We produce and/or sell non-soft drink beverages bearing these trademarks under bottling agreements with The Coca-Cola Company.

Juices and Mineral Water in Chile

     Through Vital, we compete in the fruit juice, nectar and mineral water segments of the beverage market in Chile. Vital sells non-soft drink beverage products under five different brand names: Andina Frut (natural fruit juices), Andina Néctar (fruit nectars), Andina Hi-C (fruit refreshment with vitamins), Kapo (artificially flavored fruit drinks), and Vital (mineral water).

     Sales. In 2004, net sales of juices and mineral water in Chile represented 7.3% of our consolidated net sales. On a consolidated basis, sales of juices and mineral water in Chile were Ch$30,324 million, reflecting additional revenue we received from Vital’s sales to third parties together with Andina’s operating margin realized from the sale and distribution of these products. During 2004, the juice and mineral water industry in Chile experienced a 7.3% increase in sales volume.

     The following table sets forth for the periods indicated, Vital’s net sales and sales by volume of unit cases of juices and mineral water:

Juices and Mineral Water Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2004				2003				2002
	(in millions of Chilean pesos and UCs)

Andina Frut	Ch$	6,750	4.0	UCs	Ch$	6,692	3.7	UCs	Ch$	6,413	3.7	UCs
Andina Néctar		5,230	3.2			5,109	3.0			4,812	2.7
Kapo		3,728	3.0			4,059	3.2			4,494	3.5
Andina HI-C		659	0.4			815	0.4			157	0.1
Vital (mineral water)		8,682	9.4			8,385	8.6			8,166	8.2

Total(2)	Ch$	25,049	20.0	UCs	Ch$	25,060	18.9	UCs	Ch$	24,042	18.2	UCs

(1)	Reflects the sale of Vital to bottlers of The Coca-Cola Company.

(2)	Includes sales to related companies which is eliminated upon consolidation.

     Marketing. Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital products.

     Customers and Distribution. Vital juices and mineral water throughout Chile are distributed by means of distribution agreements between us and two other Coca-Cola bottlers. In 2004, Andina distributed approximately 55 of Vital’s products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 45%. Each Coca-Cola bottler in Chile distributes Vital products in its respective franchise territory. Under Vital’s distribution arrangements, each bottler has the exclusive right to distribute juices and mineral water in its territory and each agrees not to distribute competing products.

     Our management believes that our distribution arrangements for juices and mineral water provide an effective means of distributing those products throughout Chile using the extensive distribution system of the Coca-Cola bottlers. We have a good working relationship with the Coca-Cola bottlers that distribute juices and mineral water. If any Coca-Cola bottler were to cease distribution, our management believes it could arrange alternative distribution arrangements, but the transition to the new arrangements could involve significant delays in distributing products and would involve additional costs and an initial reduction in sales.

     Competition. Vital’s principal competitors are Cachantún-Mineral Water and Watt’s juices, Corpora Tres Montes and four of the leading dairy producers in Chile: Soprole S.A., Loncoleche S.A., Nestlé Chile S.A. and Parmalat. Watt’s and Loncoleche are both subsidiaries of Santa Carolina S.A. The Chilean market for fruit flavored beverages also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products to compete with our juice and mineral water business because we believe that these products are of lower quality and value.

     We estimate that in 2004, our market share within our Chilean franchise territories reached 10% for Kapo, 14% for Andina Nectar, 12% for Andina Frut, and 29% for Vital mineral water. Source: A.C. Nielsen.

     Raw materials. The principal raw materials used by Vital in the production of juices and mineral water are sweetener, fruit pulps and juices, flavors and aromas, and citric acid. Production of carbonated mineral water requires carbon dioxide gas. In 2004, the cost of raw materials (including packaging) accounted for 81% of the total cost of sales for Vital juices and mineral water. As a percentage of total Vital raw material costs, the cost of fruit pulp and juices accounted for 8.9%, sugar and artificial sweeteners for 6.7%, flavors aromas and citric acid for 19.7%, containers for 34.3%, packaging material for 4.9%, and carbon dioxide gas for 0.2%.

Beer, Juices and Mineral Water in Brazil

     Sales. In 2004, net sales of beer, juices, mineral water, iced tea and energy drinks in Brazil were Ch$11,068 million, representing 2.7% of our consolidated net sales.

     Refrescos uses its distribution system to distribute beer in the Brazilian territory. Refrescos started distributing beer in the 1980s as a result of the acquisition of Kaiser by a consortium of Coca-Cola bottlers (including Refrescos) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”), in which Refrescos indirectly owned a 3.8% interest.

     Refrescos buys beer from Kaiser at a price determined by Kaiser and resells it to its customers at a fixed margin. In the case of certain discount sales that have been approved by Kaiser, Kaiser shares 50% of the cost of such discounts. In 2004, Refrescos’ net sales of beer were Ch$6,647 million, of which Kaiser brand beer accounted for 23%, Santa Cerva for 21% and Bavaria for 56% of net sales.

     Competition. In the beer sector, Refrescos’ main competitor is Ambev. According to A/C Nielsen, in 2004 beer sold by Kaiser and Ambev accounted for 3.2% and 74.8%, respectively, of the total sales of beer by volume in the Brazilian territory.

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

     Refrescos is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except as may be mutually agreed in writing between Refrescos and Kaiser.

     Under the terms of the Kaiser distribution agreement, Kaiser assumes all responsibility for planning and managing advertising, marketing and promotional activities related to Kaiser beer brands. Refrescos, however, is free to undertake marketing or promotional activities with Kaiser’s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Río de Janeiro region. Refrescos has agreed to devote at least 3% of its gross sales of Kaiser products (net of taxes) to such promotional activities or events.

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

3. PET Packaging

Overview and Background

     The Edasa Packaging Division was established in 1987 by the Coca-Cola Company and Cía. Argentina Belga S.A., and was acquired by us as part of transactions with The Coca-Cola Company in December 1996. On January 1, 2003, Cipet was merged into Edasa and became Edasa’s packaging division. In 2004, the Cipet division was one of the largest producers of PET products in Argentina. In Brazil, we and Continental established Solução PET as a 50/50 joint venture with total capital of US$34.5 million. This joint venture was terminated on March 31, 2000 by mutual agreement and the operations of Solução PET were discontinued. See “—Part A. History and Development of the Company—History—PET Joint Venture.”

     We produce PET bottles in both returnable and non-returnable formats. The Coca-Cola Company acquired the exclusive right to use certain PET technology from Continental in 1991 and has sub-licensed that technology to certain PET-manufacturers that produce Coca-Cola PET bottles, including Envases CMF in Chile and the Cipet in Argentina. The sublicense held by Cipet (now Edasa’s packaging division) expires in December 2006 and is automatically renewable. The sublicense held by CMF Envases expires in December 2006. We cannot assure you that the sublicenses will be renewed after such two-year renewal (if exercised by CMF Envases or Cipet, as applicable) expires. As a returnable packaging material, PET is considered superior to glass because it is lightweight, difficult to break, transparent and easily recyclable. In the markets where it has been introduced, PET packaging has almost entirely replaced glass for manufacturing returnable bottles. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products.

     Sales. In 2004, the Edasa Packaging Division had net sales of Ch$22,423 million with sales to affiliates representing 56% of such sales. The Edasa Packaging Division also sold PET bottles to third parties accounting for approximately Ch$9,965 million or 44% of the Edasa Packaging Division’s net sales.

     Competition. We are the sole supplier of returnable PET bottles for Coca-Cola bottlers in Argentina and Chile and, under the terms of our PET contracts with such bottlers, we may produce returnable PET bottles only for Coca-Cola bottlers. Due to pre-existing agreements between The Coca-Cola Company and other Coca-Cola bottlers throughout South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles.

     In Chile, we have two principal competitors in the non-returnable PET bottles market: (i) Strong Chemicals Ltda., the principal Chilean manufacturer of polyvinyl chloride (“PVC”) plastic bottles for edible oils, and (ii) Plasco S.A., the exclusive supplier of PET bottles for ECUSA.

     In Argentina, we compete principally with Amcor (formerly Schmalbac-Lubeca) that bought Alusud S.A. (“Alcoa”) in Argentina and also bought Schmalbac-Lubeca in Brazil. Another competitor in Argentina is Alpla S.A. The Edasa Packaging Division is the exclusive supplier of returnable PET bottles to all Coca-Cola bottlers in Argentina, Paraguay and Uruguay. In Brazil, Solução PET, which commenced operations in January 1997, was the exclusive supplier for all PET bottle requirements of Refrescos until March 31, 2000, when its operations were discontinued. Since April 2000, Refrescos has purchased all its PET packaging from Braspet, a Brazilian PET bottle manufacturer. Since 2003, Refrescos has purchased 60% of its PET packaging needs from Amcor, a global PET bottle manufacturer, and 40% from the Edasa Packaging Division.

     In addition, various bottle manufacturers produce returnable PET bottles in Chile and other South American countries for competitors of The Coca-Cola Company, and numerous manufacturers in various countries produce non-returnable PET bottles for beverages and other products.

4. Patents and Licenses

     The Company has entered into Bottling Agreements with The Coca-Cola Company, by which it has the license to produce and distribute Coca-Cola brand products within its operating franchise territories in Chile, Brazil and Argentina. The Company’s operations are highly dependent on maintaining and renewing the Bottler Agreements which provide for the production and distribution of Coca-Cola brand products. The duration, renewal and maintenance terms of the Bottler Agreements are set forth in “Item 7.”

5. Regulation

     General

     We are subject to the full range of government regulations generally applicable to companies engaged in business in our franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities and anti-trust laws. Currently, no material legal or administrative proceedings are pending against us with respect to any regulatory matter in any of our franchise territories except those listed as such in “Item 8. Financial Information—Legal Proceedings.” We believe, to the best of our knowledge, that we are in compliance in all material respects with applicable statutory and administrative regulations relating to our business in each of our franchise territories.

     Chile. There are no special licenses or permits required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from (and their activities are subject to supervision by) the Chilean Environmental Protection Services (Servicio Sanitario Metropolitano del Ambiente), which inspects plants and takes liquid samples for analysis on a regular basis. Our permit from the Chilean Environmental Protection Authority was obtained on January 8, 1992 and is in effect indefinitely. In addition, production and distribution of mineral water is subject to special regulation such that mineral water may be drawn only from sources designated for such purpose by presidential decree. Certification of compliance with such decree is provided by the National Health Service (Servicio de Salud Metropolitano del Ambiente). Our mineral water production facilities have received the required certification.

     Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health, which oversees diet products (together, the “Ministry”). Our permits from the Ministry are valid and in force for a term of ten years for each product we produce. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits in the past nor do we expect to experience any difficulties in the future. The Ministry does not regularly inspect facilities but sends inspectors to investigate any complaints it receives.

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

     Environmental Matters

     It is our policy to conduct environmentally sound operations on a basis consistent with applicable laws and with criteria established by The Coca-Cola Company. Although regulation of matters relating to the protection of the environment is not as well-developed in the franchise territories as in the United States and other industrialized countries, we expect that additional laws and regulations may be enacted in the future with respect to environmental matters that may impose additional restrictions on us which could materially or adversely affect our results of operations in the future. There are no material legal or administrative proceedings pending against us in any of the franchise territories with respect to environmental matters, and we believe that, to the best of our knowledge, we are in compliance in all material respects with all environmental regulations applicable to us.

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

     At present and within the framework of the Integrated Management System, an Environmental Management System is being implemented at the Carlos Valdovinos plant. This system includes evaluations of environmental impact, training activities and the elaboration of procedures and environmental requirements. There is a monthly table regarding environmental management indicators which monitors the usage behavior of renewable and nonrenewable resources. The objective is to first try to certify the Environmental Management System of Coca-Cola named EKO system, and later, if possible due to the location of the plant, obtain the ISO 14001 Certification.

     During 2003, the plants of Rengo and Vital certified for their production processes, Hazard Analysis and Critical Control Point (“HACCP”) system under the Codex Alimentarius, as well as the Carlos Valdovinos plant.

     We believe that, to the best of our knowledge, we are in compliance, in all material respects, with Chilean environmental standards.

     Brazil. Our Brazilian operations are subject to several environmental laws, none of which currently impose substantial restrictions on us. The federal constitution establishes the broad guidelines for the new treatment of environmental concerns, dedicating an entire chapter (Chapter VI, Article 225) to the protection of the environment, along with several other articles related to the environmental law and urban law. Environmental issues are regulated at the federal, state and municipal levels and the Brazilian Constitution empowers the public authorities to develop regulations designed to preserve and restore the environment and to control industrial processes that affect human life. Violations of these regulations are subject to criminal, civil and administrative penalties.

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

     Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministério do Meio Ambiente (the environmental ministry) and the Conselho Nacional do Meio-Ambiente (“CONAMA”) dictate environmental policy, including, without limitation, initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (“IBAMA”) enforces environmental regulations set by CONAMA. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect us. Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente (“FEEMA”), the principal environmental authority in Río de Janeiro. FEEMA periodically inspects industrial sites and tests liquid waste for contamination. We believe to the best of our knowledge that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material effect on our results or operations.

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

     Provincial governments within the Argentine territory have enacted laws establishing a framework for the preservation of the environment (Law No. 7,343 in Córdoba, Law No. 5,961 in Mendoza and Law No. 11.717 in Santa Fe). These laws contain principles on environmental policy and management, as well as rules on environmental impact assessment. They also give certain agencies competence in environmental issues.

     Almost all provinces as well as many municipalities have enacted laws regarding the use of water, the sewage system and the disposal of liquids into underground flows of water or rivers. There are currently no claims pending against us on this matter. The violation of these laws usually results in fines.

C. Organizational Structure

     The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our principal subsidiaries as of December 31, 2004.

Operating		Country of	Percentage
Subsidiaries	Activity	incorporation	ownership

Vital S.A.	Operation of industrial facilities engaged in the manufacture, production, processing, distribution and marketing in general of all food products and particularly of all kinds of mineral water, juices, soft drinks and beverages in general	Chile	99.99

Servicios Multivending Ltda.	Retail sale of consumer products through automatic vending machines	Chile	99.99

Transportes Andina Refrescos Ltda.	Provision and exploitation of and management of national and international land transportation	Chile	99.99

Río de Janeiro Refrescos Ltda.	Production and sale of alcoholic and non-alcoholic beverages, mineral water, nectars, syrups, powdered juices and other related semi processed products as well as any operations related	Brazil	99.99

Embotelladora del Atlántico S.A.	Produce, bottle, distribute and sell non-alcoholic beverages, design, production and sale of plastic products derived from the plastic industry, mainly in the packaging area	Argentina	99.99

Abisa Corp. S.A.	Investment Company	British Virgin Islands	99.99

The following charts represents the Company’s direct and indirect ownership participations in subsidiaries and affiliates:

Embotelladora Andina S.A.
99.99%
Andina Inversiones Societarias S.A.
99.90%
Servicios Multivending Ltda..
99.90%
Transportes Andina Refrescos Ltda.
49.91%
Envases Central S.A.
95.00%
5.00%
Envases Multipack S.A.
99.90%
Vital S.A.
0.10%
50.00%
Envases CMF S.A.
0.10%
99.90%
Embotelladora del Atlántico S.A.
15.20%
Cican S.A.
99.90%
0.10%
Andina Bottling Investments S.A.
99.90%
0.10%
Abisa Corp S.A.
0.10%
99.90%
Andina Bottling Investments Dos S.A.
99.99%
Rio de Janeiro Refrescos Ltda.
100.00%
RJR Investments Corp.
25.00%
Centralli Refrigerantes S.A.
11.32%
Kaik Particacoes Ltda..
33.46%
Neslip S.A.

D. Property, Plant and Equipment

     We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties and facilities in each of the franchise territories:

Location	Principal Use	Size (m2)
Chile:
Santiago	Offices; Coca-Cola soft drinks production/Warehouse	97,912
Renca	Warehouse	265,988
Rancagua	Warehouse/Storage	24,061
San Antonio	Warehouse/Storage	19,842
Renca	Offices; Juice production	40,000
Rengo	Mineral water production	12,375

Brazil:
Itaoca	Warehouse	76,866
Bangú	Warehouse	44,614
Jacarepaguá	Offices; Coca-Cola soft drinks production/Warehouse	195,375
Cachoeiro do Itapemirim	Warehouse	8,000
Vitória	Warehouse; Coca-Cola soft drinks production	93,320
Itambi	Warehouse	131,420
Cabo Frio	Warehouse	1,985
Campos	Warehouse	24,200
Nova Iguaçú	Warehouse	79,958

Argentina:
Mendoza	Offices; Warehouse	41,579
San Juan	Warehouse; Offices	48,036
San Luis	Warehouse; Offices	6,069
Rosario (Santa Fe)	Offices; Warehouse	28,070
Santo Tomé (Santa Fe)	Offices; Warehouse	89,774
Córdoba	Offices; Coca-Cola soft drinks production/Warehouse	923,360
Río IV	Warehouse; Offices	7,482
Buenos Aires	Offices; PET bottle production	27,043

     Our properties are held in fee and are not subject to material encumbrances.

Capacity by Line of Business

     Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2004			2003
			Capacity			Capacity
			Utilization			Utilization
	Annual	Average	During	Annual	Average	During
	Total	Capacity	Peak	Total	Capacity	Peak
	Installed	Utilization	Month	Installed	Utilization	Month
	Capacity	(%)	(%)	Capacity	(%)	(%)

Coca-Cola soft drinks (millions of UCs):
Chile	151	65	86	151	61	81
Brazil	204	66	83	216	60	72
Argentina	129	73	90	118	64	90
Other Beverages (millions of UCs)	45	44	63	45	42	49
PET packaging (millions of bottles)	639	93	100	639	82	100

     Total installed annual production capacity assumes production of the mix of products and containers produced in 2004. In 2004, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We maintain quality control laboratories at each production facility where raw materials are tested and soft drink samples are analyzed.

     As of December 31, 2004, we had total installed annual production capacity, including soft drinks, fruit juices and mineral water, of 529 million unit cases. Our primary facilities include:

•	one soft drink production facility with eight production lines in the Chilean territory, with total installed annual capacity of 151 million unit cases (29% of our total installed annual capacity);

•	through Vital in the Chilean territory, one fruit juice production facility, with six production lines and one mineral water production facility with four production lines, with total installed annual capacity of 45 million unit cases (8% of our total installed annual capacity);

•	two soft drink production facilities with eleven production lines in the Brazilian territory with total installed annual capacity of 204 million unit cases (39% of our total installed annual capacity); and

•	one soft drink production facility with seven production lines in the Argentine territory with a total installed annual capacity of 129 million unit cases (24% of our total installed annual capacity).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

     The following discussion should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the Notes thereto. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 28 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

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

     Income reported on a U.S. GAAP basis differs from that reported in accordance with Chilean GAAP principally due to basic differences in property, plant and equipment, accounting for deferred income taxes, acquisition through the issuance of shares, difference in accounting for investments in related companies and different goodwill amounts, difference in accounting for translation adjustment of foreign investments, difference in joint venture accounting, and differences in amortization periods for goodwill. The effect of inflation accounting under Chilean GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 28 of the notes to the Consolidated Financial Statements.

Factors Affecting Comparability

     During 2004, there were no changes in the application of Chilean GAAP as compared to the previous year that could materially affect the comparability of the financial statements.

Critical Accounting Estimates

     Discussion of critical accounting estimates

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

     Allowance for doubtful accounts

     We evaluate the collectibility of our trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, our recent loss history and an overall assessment of past due trade accounts receivable outstanding. As of December 31, 2004, our accounts receivable balance was Ch$57,494 million, net of allowances for doubtful accounts of Ch$3,432 million. Historically, on a consolidated basis, doubtful accounts have averaged less than 1% of consolidated net sales.

     Property, plant and equipment

     Property, plant and equipment (excluding the technical reappraisal that occurred in 1979 that was eliminated in the reconciliation to U.S. GAAP) is recorded at cost plus price-level restatements and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened, we would depreciate the net book value in excess of the estimated salvage value over its revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, vending equipment, transportation equipment or software could result in shortened useful lives. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of future cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions and changes to our business model or changes in operating performance. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value. Free cash flows in Brazil and Argentina discounted at a rate of 12% resulted in a higher result than the amount for the corresponding assets (including goodwill) of the Company’s Brazilian and Argentine subsidiaries. Had discounted cash flows been reduced by 15%, the resulting amount would still be sufficient to cover the amount of the corresponding asset.

     Goodwill and other intangible assets

     Goodwill and other intangible assets are recorded at cost plus price-level restatements and are amortized, principally on a straight-line basis, over the estimated future periods benefited (not exceeding 20 years). Intangible assets consist primarily of bottling and distribution rights in specific territories. Goodwill and other intangible assets are periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business or assets to which they relate may not be recoverable. As such events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices, marketing expenses and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate. In 2001, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” for the purposes of U.S. GAAP reporting. We performed the impairment tests of our goodwill and concluded that no impairment charge was necessary.

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

     Liability for deposits for bottles and cases

     We have a liability for deposits received for bottles and cases provided to our customers and distributors. The liability represents the deposit value that we may be required to remit upon receipt from the customer or distributor of the bottles and cases, in good condition, along with the original invoice. The liability is not subjected to price level restatements as per current agreements with customers and distributors. We estimate the liability for deposits based on an annual inventory of bottles sold to customers and distributors, estimates of bottles in circulation and a weighted average historical deposit value per bottle or case. Additionally, because the amount of bottles and cases has generally increased over time, the liability is presented as a long-term liability. Significant management judgment is involved in estimating the number of bottles in circulation, the deposit value that could be subject to redemption and the timing of disbursements related to this liability.

     Since February 2001, liability for deposits was changed to a system in which customers have five years from the date of invoicing to recover the deposit after returning the bottles and cases to us in good condition together with the original invoice. After that date, if the customer does not exercise the option, the Company is allowed to reverse the liability in accordance with Chilean GAAP. Due to the time elapsed since the adoption of this policy, no material adverse impact is expected with respect to any liability existing before February 2001.

A.	Operating Results

Summary of Operations

     The Company primarily produces and distributes Coca-Cola soft drinks in Chile, Brazil and Argentina. In Chile, we also produce and distribute fruit juices, other fruit flavored beverages and mineral water. In Brazil, we distribute beer, energy drinks, fruit flavored beverages and Nestea iced tea; and in Argentina, we distribute fruit flavored beverages and soda water. In addition, we produce PET bottles primarily for our own use and for sale to other Coca-Cola bottlers in Chile and Argentina.

     The following table sets forth, for the periods indicated, the net sales and operating income for the Company’s operations in Chile, Brazil and Argentina, respectively, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2004, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2004			2003			2003
	(amounts in millions of Ch$)

Net sales:
Chile	Ch$	201,668	48.7%	Ch$	199,021	50.2%	Ch$	193,656	47.0%
Brazil		127,958	30.9		121,601	30.7		148,034	35.9
Argentina		87,954	21.3		78,084	19.7		70,770	17.1
Intercountry eliminations		(3,826)	(0.9)		(2,178)	(0.5)		(180)	—

Total	Ch$	413,754	100.0%	Ch$	396,528	100.0%	Ch$	412,280	100.0%

Operating income:
Chile	Ch$	40,502	64.4%	Ch$	38,134	78.0%	Ch$	37,480	87.2%
Brazil		13,259	21.1		7,166	14.7		5,758	13.4
Argentina		9,125	14.5		3,592	7.3		(253)	(0.6)

Total	Ch$	62,886	100.0%	Ch$	48,892	100.0%	Ch$	42,985	100.0%

     The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2004, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2004			2003			2002
	(amounts in millions of Ch$)

Net sales:
Soft drinks	Ch$	361,360	87.3%	Ch$	343,360	86.6%	Ch$	356,480	86.5%
Other beverages(1)		42,429	10.3		41,624	10.5		40,754	9.9
Packaging		9,965	2.4		11,543	2.9		15,046	3.6

Total	Ch$	413,754	100.0%	Ch$	396,528	100.0%	Ch$	412,280	100.0%

Operating income:
Soft drinks	Ch$	55,558	88.3%	Ch$	44,376	90.8%	Ch$	36,936	85.9%
Other beverages(1)		5,421	8.6		3,790	7.8		4,985	11.6
Packaging		1,907	3.0		726	1.5		1,064	2.5

Total	Ch$	62,886	100.0%	Ch$	48,892	100.0%	Ch$	42,985	100.0%

(1)	Includes, in Chile, juices and mineral water; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored juices and water.

(2)	Eliminations represent intercompany sales and unrealized profits.

     The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in millions of Chilean pesos with purchasing power as of December 31, 2004:

	Year ended December 31,
	2004			2003			2002
	(amounts in millions of Ch$)

Net sales	Ch$	413,754	100.0%	Ch$	396,528	100.0%	Ch$	412,280	100.0%
Cost of sales		(253,652)	(61.3)		(253,393)	(63.9)		(271,408)	(65.8)

Gross profit		160,102	38.7		143,135	36.1		140,872	34.2
Administrative and selling expenses		(97,216)	(23.5)		(94,243)	(23.8)		(97,887)	(23.7)

Operating income		62,886	15.2		48,892	12.3		42,985	10.5
Non-operating income (expenses), net		(18,780)	(4.5)		(31,706)	(8.0)		8	—
Income taxes, minority interest (net)		(3,947)	(1.0)		(1,038)	(0.3)		(8,807)	(2.1)

Net income	Ch$	40,159	9.7%	Ch$	16,148	4.1%	Ch$	34,185	8.4%

Results of Operations for the Years Ended December 31, 2004 and 2003

	Chile				Brazil				Argentina				Total(1)
	2004		2003		2004		2003		2004		2003		2004		2003
	(in millions of Ch$)

Net sales	Ch$	201,668	Ch$	199,021	Ch$	127,958	Ch$	121,601	Ch$	87,954	Ch$	78,084	Ch$	413,754	Ch$	396,528
Cost of sales		(119,438)		(119,726)		(79,373)		(80,155)		(58,667)		(55,690)		(253,652)		(253,393)
Gross profit		82,230		79,295		48,585		41,446		29,287		22,394		160,102		143,135
Administrative and selling expenses		(41,728)		(41,161)		(35,326)		(34,280)		(20,163)		(18,802)		(97,216)		(94,243)

Operating income	Ch$	40,502	Ch$	38,134	Ch$	13,259	Ch$	7,166	Ch$	9,125	Ch$	3,592	Ch$	62,886	Ch$	48,892

(1)	The total does not equal the sum of all the franchise territories due to intercountry eliminations.

     Net Sales

     Our consolidated net sales in 2004 were Ch$413,754 million, representing a 4.3% improvement over the Ch$396,528 million recorded in 2003. The increase in 2004 was principally due to an increase of 6.3% in consolidated volume sales, a 1.9% decrease in net sales per unit case in real terms in Chile and a 6.1% appreciation of the Chilean peso compared to the U.S. dollar. On December 31, 2004, the observed exchange rate of Ch$557.4 per U.S. dollar was 6.1% higher than the Ch$593.8 per U.S. dollar recorded on December 31, 2003. This appreciation affected the Brazilian and Argentine figures when translated to Chilean pesos at year-end 2004. Our sales volume in 2004 increased 6.3% in comparison to 2003. Net sales of Coca-Cola soft drinks increased 5.2% during 2004, net sales of other beverages increased 1.9% and net sales of PET packaging decreased 13.7%, in each case, as compared to 2003.

     In Chile, net sales were Ch$201,668 million in 2004, representing a 1.3% increase compared to 2003. Net sales of Coca-Cola soft drinks in Chile in 2004 amounted to Ch$171,344 million, representing an increase of 1.4% compared to 2003. This increase in Chilean net sales was due primarily to a 3.6% increase in volume sales, reaching 129.5 million unit cases, which was partially offset by a 1.9% decrease of net sales per unit case in real terms. During 2004, the average market volume share of our franchise in Chile grew from 66.7% in 2003 to 67.8%, principally due to market strategies focused on increasing consumption opportunities through adequate price and formats offerings aimed at different consumption occasions and types of consumers. This situation has enabled us to continue increasing our average volume market share and also to increase our average value market share, which went from 69.0% in 2003 to 70.2% during 2004.

     Net sales of fruit juices and mineral water to third parties in Chile were Ch$30,324 million in 2004, representing an increase of 0.9% from 2003. This increase in net sales is explained by higher sales volume, which was offset by a 4.6% decrease in average income per unit case of these products, due to marketing promotions developed during 2004 to deepen penetration of mineral water products.

     In Brazil, net sales in 2004 were Ch$127,958 million, 5.2% higher than in 2003. Net sales of Coca-Cola soft drinks in Brazil were Ch$116,890 million, representing a 5.5% increase compared to 2003. This increase is principally explained by the increase in volume of soft drinks of 4.5% from 2003, reaching 133.5 million unit cases in 2004. Net sales per unit case increased 1% in 2004 as a result of price adjustments implemented in the same year. The 6.1% appreciation of the Chilean peso exchange rate versus the U.S. dollar had a negative effect on the conversion of Brazilian real figures to Chilean pesos.

     On the other hand, the Company’s beer, juice and mineral water operations in Brazil generated net sales in 2004 of Ch$11,068 million, representing a 2.7% increase from 2003. Net sales per unit case of the aggregate volume of beer, juice and mineral water grew 8.4% in real terms, offsetting the 5.3% decrease in volume sales of these beverages.

     In Argentina, net sales in 2004 were Ch$87,954 million, representing a 12.6% increase from 2003. This increase is principally explained by a higher total sales volume of 14.1% during 2004 that was partially offset by a drop in average income per unit case of 1.3% in real terms. Net sales per unit case expressed in Argentine pesos, increased by 3.7% in real terms, which was partially offset by the effect of the translation of these figures to Chilean pesos due to the appreciation of the Chilean currency. Sales volume of Coca Cola soft drinks in 2004 grew 14.3% from 2003, reaching 93.3 million unit cases. This growth was driven mainly by the returnable bottle format that, as in 2003, continued to grow as a percentage of the total products in the Company’s portfolio, increasing from 40% of total sales volume in 2003 to 43.7% in 2004.

     Net sales of PET packaging in Argentina were Ch$9,965 million in 2004, representing a decrease of 13.7% compared to 2003. Sales volume in 2004 was 11,527 tons of resin, which represents a decrease of 16.4% as compared to volume sales in 2003.

     Cost of Sales

     Cost of sales were Ch$253,652 million in 2004, representing 61.3% of net sales, compared to Ch$253,393 million, or 63.9% of net sales in 2003. The decrease in cost of sales as a percentage of net sales in 2004 was principally attributable to effective negotiations achieving better terms on anticipated purchases of raw materials (which offset the increase in the price of resin) and to the average appreciation of local currencies versus the U.S. dollar, which resulted in lower dollar-denominated costs. On average, during 2004, the Chilean peso appreciated by 12%, the Brazilian real by 6% and the Argentine peso by 1.6% in each case against the U.S. dollar, as compared to 2003.

     For our Chilean operations, cost of sales represented 59.2% compared to 60.2% of Chilean net sales in 2003. For our Brazilian operations, cost of sales represented 62.0% of Brazilian net sales in 2004, compared to 65.9% in 2003. For the Argentine operations, cost of sales represented 66.7% of Argentine net sales in 2004, compared to 71.3% in 2003.

     Gross Profit

     Due to the aforementioned, gross profit in 2004 increased by 11.9%, reaching Ch$160,102 million, or 38.7% of net sales, compared to Ch$143,135 million, or 36.1% of net sales in 2003.

     Administrative and Selling Expenses

     Administrative and selling expenses, which we refer to as “SG&A,” increased 3.2% to Ch$97,216 million in 2004 (23.5% of 2004 net sales) compared to Ch$94,243 million in 2003 (23.8% of 2003 net sales). As a percentage of net sales, our Chilean operations had SG&A expenses of 20.7% in 2004, which is equivalent to the SG&A expenses recorded in 2003; our Brazilian operations had SG&A expenses of 27.6% in 2004 compared to 28.2% in 2003; and our Argentine operations had SG&A expenses of 22.9% in 2004 compared to 24.1% in 2003.

     In Chile, SG&A expenses increased 1.4%, in Brazil 3.1%, and in Argentina 7.2%. These increases are principally explained by higher marketing expenses and increased sales volume in our franchise territories, which translates into higher distribution and freight costs.

     Operating Income

     As a consequence of the aforementioned, operating income increased 28.6% in 2004 to Ch$62,886 million, or 15.2% of net sales, compared to Ch$48,892 million, or 12.3% of net sales in 2003.

     Non-operating Income (Expense), Net

     The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2004		2003
	(millions of Ch$)
Financial income	Ch$	23,317	Ch$	31,634
Share of income from affiliated companies		988		1,869
Other non-operating income		1,126		9,676
Amortization of goodwill		(6,936)		(6,784)
Financial expenses		(19,140)		(20,480)
Other non-operating expenses		(6,480)		(8,005)
Price-level restatement and exchange gain (loss)		(11,655)		(39,616)

Non-operating income (expense), net	Ch$	(18,780)	Ch$	(31,706)

     Non-operating income (expense), net, was a loss of Ch$18,780 million in 2004, compared to a loss of Ch$31,706 million in 2003, representing a decrease of 40.8% in 2004 versus 2003. The principal variances between 2004 and 2003 were the following:

•	Lower financial income in 2004 mainly due to lower profits arising from cross-currency swaps as a consequence of appreciation of the Chilean peso, lower average interest rates affecting reinvestment of bond portfolio proceeds coupled with profit on bond sales and forward contracts in 2003 that did not occur in 2004.

•	In 2003, the Company received a distribution of capital from Edasa that triggered a proportional one-time recognition of income in respect to the cumulative translation reserve. Additionally, in 2003 the effect of the translation of local currency to US dollars of the financial statements, in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, resulted in a strong positive result, which was not as relevant for 2004. Also in 2003, part of our contingencies were favorably resolved and the proportion of the corresponding provision was reversed with a one-time positive result in non-operating income. These results did not recur in 2004.

•	During 2003, the Chilean peso appreciated against the US dollar which represented a decrease of Ch$124.81 in the exchange rate negatively affecting our US dollar net asset position. In 2004, the Chilean peso against the US dollar decreased by only Ch$36.40 which resulted in a decline of this negative effect.

Income Taxes

     Income taxes in 2004 increased 281.2% to Ch$3,945 million compared to Ch$1,035 million in 2003. The increase is principally explained by:

•	better results in Brazil which resulted in higher taxable profits. On the other hand Brazil in 2004 applied tax loss carryforwards available from prior periods which, as provided by Brazilian tax laws, were applied up to a maximum of 30% of 2004 taxable profits, whereas in 2003 tax loss carryforwards were applied without limit (in both cases pursuant to Brazilian tax law);

•	in the case of Chile, higher deferred taxes as consequence of higher accrued interest income from foreign sources which are taxable on a cash basis according to Chilean law; and

•	improved results in Argentina although these were offset by accumulated tax loss carryforwards available from prior years.

     Net Income

     As a result of the aforementioned, net income in 2004 was Ch$40,159 million, representing 9.7% of net sales and an increase of 148.7% compared to net income of Ch$16,148 million in 2003.

Results of Operations for the Years Ended December 31, 2003 and 2002

	Chile				Brazil				Argentina				Total(1)
	2003		2002		2003		2002		2003		2002		2003		2002
							(in millions of Ch$)

Net sales	Ch$	199,021	Ch$	193,656	Ch$	121,601	Ch$	148,034	Ch$	78,084	Ch$	70,770	Ch$	396,528	Ch$	412,280
Cost of sales		(119,726)		(115,623)		(80,155)		(103,232)		(55,690)		(52,733)		(253,393)		(271,408)
Gross profit		79,295		78,033		41,446		44,802		22,394		18,037		143,135		140,872
Administrative and selling expenses		(41,161)		(40,553)		(34,280)		(39,044)		(18,802)		(18,290)		(94,243)		(97,887)

Operating income	Ch$	38,134	Ch$	37,480	Ch$	7,166	Ch$	5,758	Ch$	3,592	Ch$	(253)	Ch$	48,892	Ch$	42,985

(1)	The total does not equal the sum of all the franchise territories due to intercountry eliminations.

     Net Sales

     Our consolidated net sales in 2003 were Ch$396,528 million, representing a 3.8% decrease compared to Ch$412,280 million in 2002. The decline in 2003 was principally a result of lower net sales from our operations in Chile, Brazil and Argentina due to constant nominal prices in Chile as well as the appreciation of the Chilean peso compared to the Brazilian real and the Argentine peso. On December 31, 2003, the observed exchange rate of Ch$593.8 per U.S. dollar was 17.4% lower than the Ch$697.12 per U.S. dollar recorded on December 31, 2002. Our net sales in 2003 increased 4.5% compared to 2002.

     In Chile, net sales were Ch$199,021 million in 2003, representing a 2.8% increase compared to 2002. Net sales of Coca-Cola soft drinks in Chile in 2003 were Ch$168,977 million, representing an increase of 3.1 % compared to 2002. This increase was due primarily to a 4.5% increase in volume sales of soft drinks partially offset by a decrease of average income per unit case of 3.1% in real terms. During 2003, our estimated average market volume in Chile increased from 66.1% to 66.8%, principally due to market strategies implemented during the year focused on offering competitive prices and formats in order to maintain or increase our market volume without losing value share. Our market value share increased from 68% in 2002, to 69% in 2003.

     Our net sales of fruit juices and mineral water to third parties in Chile were Ch$30,044 million in 2003, representing an increase of 1.0% from 2002. This increase in net sales of fruit juices and mineral water resulted primarily from an increase of 3.8% in sales volume. The increase in sales volume is principally explained by a 4.7% growth in mineral water sales volume, partially offset by a 2.6% decrease in average income per unit case of mineral water and juices in 2003 compared to 2002.

     In Brazil, our net sales in 2003 were Ch$121,601 million, 17.9% lower than in the previous year. Net sales of Coca-Cola soft drinks in Brazil were Ch$110,819 million, representing a 19.6% decrease compared to 2002. This decrease is principally explained by the effect of the appreciation of the Chilean currency in 2003 compared to the Brazilian real and to a decrease in sales volume. Sales volume of Coca-Cola soft drinks decreased 6.1% reaching 127.8 million unit cases. Net income per unit case of soft drinks, expressed in reals, increased 3% in real terms, as a result of our efforts to partially compensate for the effects of inflation and costs increases.

     Our beer, juice and mineral water operations in Brazil generated net sales in 2003 of Ch$10,782 million, representing a 6.3% increase. As part of our pricing strategy, average net sales of beer, juices and mineral water expressed in reals increased 9% in 2003 in real terms. Sales volume for beer, juice and mineral water increased 15.1%, principally driven by growth in beer sales.

     In Argentina, our net sales in 2003 were Ch$78,084 million, representing a 10.3% increase from 2002. This increase is principally explained by the higher total sales volume of 22.3% during 2003 together with an increase in the average income per unit case of 10.4% in real terms, partially offset by the effect of the conversion in Argentina to Chilean GAAP. Sales volume of Coca Cola soft drinks in 2003 grew 23.9% from 2002, reaching 81.7 million unit cases. This growth was driven primarily by the successful reintroduction of the returnable bottle format, which averaged 40% of our total sales volume, pricing and distribution strategies.

     Net sales of PET packaging in Argentina were Ch$11,543 million in 2003, representing a decrease of 23.3% compared to 2002. Sales volume in 2003 was 13,786 tons of resin, representing a decrease of 16.6% compared to 2002.

     Cost of Sales

     Cost of sales was Ch$253,393 million in 2003, representing 63.9% of net sales, compared to Ch$271,408 million, or 65.8% of net sales in 2002. The decrease in costs of sales as a percentage of net sales in 2003 was principally attributable to the appreciation in the rate of exchange of our operating currencies versus the U.S. dollar, which resulted in a reduction in our U.S. dollar-linked operating costs, and the conversion of the Argentine and Brazilian results to Chilean GAAP. The appreciation of the currencies against the U.S. dollar in 2003 was as follows: Chilean peso 17.4%, Brazilian real 18.2%, and Argentine peso 13.1%. The change in exchange averages for the three countries during 2003 as compared to 2002 were as follows: Chilean peso had a 0.6% devaluation, the Brazilian real had a 7.9% devaluation, and the Argentine peso had a 1.1% appreciation.

     For our Chilean operations, cost of sales represented 60.2% compared to 59.7% of Chilean net sales in 2002. For our Brazilian operations, cost of sales represented 65.9% of net sales in 2003, compared to 69.7% of Brazilian net sales in 2002. For the Argentine operations, cost of sales represented 71.8% of net sales in 2003, compared to 74.5% of Argentine net sales in 2002.

     Gross Profit

     Due to the aforementioned, gross profit in 2003 increased by 1.6% to Ch$143,135 million, or 36.1% of net sales, compared to Ch$140,872 million, or 34.2% of net sales in 2002.

     Administrative and Selling Expenses

     SG&A expenses decreased 3.7% to Ch$94,243 million in 2003 (23.8% of 2003 net sales) compared to Ch$97,887 million (23.7% of 2002 net sales) in 2002. As a percentage of net sales, our Chilean operations had SG&A expenses of 20.7% in 2003, compared to 20.9% in 2002; the Brazilian operations had SG&A expenses of 28.2% in 2003 compared to 26.4% in 2002; and the Argentine operations had SG&A expenses of 24.1% in 2003 compared to 25.8% in 2002.

     In Chile, SG&A expenses increased 1.5%, principally due to higher distribution costs resulting from an increase of volume sales by 6.0% in 2003 compared to 2002. In Brazil, SG&A expenses as a percentage of net sales decreased 12.2%, principally explained by the decrease in volume sales of 5.3%. In Argentina, SG&A expenses as a percentage of sales increased by 2.8% resulting from an increase in volume sales of 22.3%, which was partially offset by the effect of the conversion of the Argentine results to Chilean GAAP.

     Operating Income

     As a consequence of the aforementioned, operating income increased 13.7% in 2003 to Ch$48,892 million, or 12.3% of net sales, compared to Ch$42,985 million, or 10.5% of net sales in 2002.

     Nonoperating Income (Expense), Net

     The following table sets forth, for the periods indicated, the items of nonoperating income (expense), net:

	Year ended December 31,
	2003		2002
	(millions of Ch$)

Financial income	Ch$	31,634	Ch$	25,399
Share of income from affiliated companies		1,869		9,440
Other non-operating income		9,676		2,573
Amortization of goodwill		(6,784)		(8,276)
Financial expenses		(20,480)		(20,913)
Other non-operating expenses		(8,005)		(25,584)
Price-level restatement and exchange gain (loss)		(39,616)		17,369

Non-operating income (expense), net	Ch$	(31,706)	Ch$	8

     Non-operating income (expense), net, was a loss of Ch$31,706 million in 2003, compared to an income of Ch$8 million in 2002, representing a decrease of Ch$31,698 million. This loss is principally explained by the 17.4% appreciation of the Chilean peso, which had a negative impact on our positive U.S. dollar net asset position (reflected in the above table as Price-level restatement and exchange gain (loss)). Comparably, during 2002 the effect was the contrary, as there was a 9.7% devaluation in the December 2001 and December 2002 period, thus having a positive impact on our positive U.S. dollar net asset position. Part of the negative effects resulting from the appreciation of the Chilean peso against the U.S. dollar, was offset by higher financial income generated by hedge agreements taken for these assets including cross currency swaps and forwards.

     During 2002, we registered a one-time profit of US$15.3 million as a result of the sale to Molson Canada of our shares of Kaiser, in which Refrescos had an ownership interest of 3.8% (reflected in the above table in share of income from affiliated companies). Finally, during 2002 we incurred severance indemnity payments due to the Edasa restructuring (shut down of Mendoza and Rosario plants) and wrote down the pertaining assets. Additionally, a loss was registered as a result of the devaluation of the real and Argentine peso, which affected the conversion of monetary assets. All the aforementioned was registered as other non-operating expenses.

     Income Taxes

     Income taxes in 2003 decreased 88.2% to Ch$1,035 million compared to Ch$8,805 million in 2002. The decrease is principally explained by:

•	lower taxable base in Chile due to lower profit;

•	absorption of Cipet by Edasa, which resulted in that packaging business not paying taxes as it benefited from tax loss carryforwards available at Edasa;

•	partial recognition of benefits arising from taxable losses existing in Brazil and Argentina (deferred taxation);

•	During 2002, Sterling Pacific (located in Uruguay) paid taxes whereas its successor, Abisa Corp. (located in British Virgin Islands), was not subject to taxation; and

•	increase in value of taxable assets as a result of the relative devaluation of the Chilean peso relative to the U.S. dollars, and an increase of the tax rate.

     Net Income

     As a result of the aforementioned, net income in 2003 was Ch$16,148 million, representing 4.1% of net sales and a decrease of 52.8% compared to net income of Ch$34,185 million in 2002.

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

     Non-monetary assets and liabilities, shareholders’ equity and income and expense accounts are generally restated using the Chilean consumer price index, based on the “prior month rule” in which inflation adjustments are based on the consumer price index at the end of the month preceding the period end. Monetary assets and liabilities in UF and foreign currency are restated at period-end value of UF and exchange rates, respectively.

     Price-level restatement can have a significant effect on our net income. The size of the price-level restatement for any period will primarily depend on the amount of local and foreign currency- denominated monetary assets and liabilities and the effect of inflation and the foreign exchange rate on such assets and liabilities. Periods of both moderate inflation and depreciation of the Chilean peso against the U.S. dollar will tend to result in a modest amount of price-level restatement. Conversely, the real appreciation of the Chilean peso generally leads to a high amount of price-level restatement. Given the unpredictable nature of the foreign exchange markets and, to a lesser extent, inflation, there can be no assurance that price-level restatement will continue to be an insignificant component of net income or that it will not result in income statement expense in the future.

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

     The following table sets forth, for the periods indicated, variations among the consumer price index, UF and U.S. dollar:

	Year ended December 31,
	2004	2003	2002

Consumer price index variation	2.5%	1.0%	3.0%
UF variation	2.3%	1.1%	3.0%
U.S. dollar variation	(6.1)%	(17.4)%	9.7%

     The effects of price-level restatement are summarized below:

	Year ended December 31,
	2004		2003		2002
			(millions of Ch$)

Shareholders’ equity	Ch$	(6,555)	Ch$	(4,088)	Ch$	(10,064)
Liabilities		(2,990)		(2,096)		(5,365)
Property, plant and equipment		1,768		750		2,482
Other assets		6,345		6,655		7,007

Balance sheet adjustments		(1,432)		1,221		(5,940)
Income statement adjustments		236		134		(1,508)
Foreign exchange (loss) gain		(10,458)		(40,971)		24,817

Price-level restatement and exchange (loss) gain	Ch$	(11,654)	Ch$	(39,615)	Ch$	17,369

Impact of Foreign Currency Fluctuations

     We use numerous raw materials, including sugar, resin, and aluminum in producing beverages and containers. We purchase these raw materials from both domestic and international suppliers. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Raw Materials and Supplies.” Because we often are required to purchase raw materials in the international markets using U.S. dollars, we are subject to local currency risk in each country where we have operations. If the Chilean peso, Brazilian real or Argentine peso were to devalue against the U.S. dollar, the cost of certain raw materials could rise significantly, which, in turn, could adversely affect our net income. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.

     In Chile, we had losses of Ch$10,458 million in 2004 due to the appreciation of the Chilean peso, compared to a negative impact of foreign currency fluctuations in 2003 in the amount of approximately Ch$40,971 million, due to our net asset position in U.S. dollars amounting to a total of approximately US$276 million. In Argentina and Brazil we recognized profits amounting in the aggregate to Ch$5,642 million in 2003 and Ch$440 million in 2004. These resulted from the application of the Argentine and Brazilian exchange rates in the currency conversion undertaken in our financial statements as of December 31, 2003 and 2004, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are reflected on our consolidated statements of income in other non-operating income.

     We use hedge agreements, including cross-currency swaps and forwards, to protect against foreign currency risk. In 2003 and 2004, these agreements partially offset the negative effects of the appreciation of the Chilean peso, whose results are recorded in financial income or expense in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

     Please refer to “Item 3. Key Information—Risk Factors—Risk Factors Relating to the ADSs and the Shares” and “Item 10. Additional Information,” for a discussion of governmental and political factors that could materially affect investments by U.S. shareholders. Further reference in this respect is made to the factors discussed under “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Exchange controls and withholding taxes in Chile may limit repatriation of your investment.” For a discussion of governmental economic, fiscal, monetary and political policies that could materially affect our operations, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to Brazil” and “—Risks Relating to Argentina.”

B. Liquidity and Capital Resources

     Capital Resources

     Our principal source of funding is our operations which historically have been a sufficient source of financing. Cash generation is designated to finance working capital and capital expenditure requirements. Cash surplus has been utilized to pay dividends. The main sources to finance future strategic and geographic expansion plans include (i) public equity offerings and privately negotiated share subscriptions; (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations, namely, Chile, Brazil and Argentina; and (iii) debt offerings in the Chilean and foreign capital markets.

     There are no restrictions to transfer funds among our operating subsidiaries. In the past, we have transferred funds from Argentina to Chile through capital reductions and during 2005 we expect to receive dividends from our Brazilian subsidiary.

     Our management believes that, through these sources, we have sufficient financial resources available to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends to shareholders. The amount and frequency of future dividends will be determined by our board of directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future.

     Treasury and Funding Policies

     Our board of directors has been empowered by our shareholders to define our financing and investment policies. The bylaws of Embotelladora Andina S.A. do not define a strict financing structure, nor do they limit the types of investments we may make. Traditionally, we have preferred to use our own resources to finance our investments.

     Our financing policy is that each subsidiary should finance its own operations. From this perspective, each subsidiary’s management must focus on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should increased financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our policy is to prefer local financing to allow for natural hedging. If local financing conditions are not acceptable, because of costs or other constraints, headquarters will provide financing.

     Our cash surplus policy is that headquarters invests any cash surplus in a portfolio of investment grade securities until such time as our board of directors makes a final decision as to the disposition of the surplus.

     Derivative instruments are utilized only for business purposes, and never for speculative purposes. For instance, forward currency contracts are used to cover the risk of local currency devaluation relative to the U.S. dollar in an amount approximately equal to our budgeted purchases of U.S. dollar-denominated raw materials. Depending on market conditions, instead of forward currency contracts, from time to time we prefer to utilize our cash surplus to purchase raw materials in advance to obtain better prices and a fixed exchange rate.

     Investing Activities

     Additions to property, plant and equipment during 2004 totaled Ch$25,241 million. Capital expenditures during 2004 were funded with cash flows from operations and from borrowings under our available lines of credit.

     At December 31, 2004, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. Our management anticipates that additions to property, plant and equipment in 2005 will be in the range of US$40 million and plans to fund such additions through cash flows from operations.

     We believe that cash flow generated by operations, cash balances, available lines of credit, including from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

     Financing Activities

     As of December 31, 2004, we had Ch$192,664 million invested in time deposits and other short-term and long-term investments from the proceeds of the issuance of local and Yankee bonds not included as cash equivalents for purposes of Chilean GAAP. As of that date, we had available short-term credit lines in an amount equivalent to approximately Ch$106,302 million (US$190.8 million). The aggregate unused portion of such lines of credit at that date was equivalent to Ch$84,281 million (US$151.2 million).

     Our unused sources of liquidity include seventeen lines of credit. In Chile, we have the equivalent of US$99.0 million in credit available from five separate lines. In Brazil, we have the equivalent of US$80.0 million in credit available with nine lines. In Argentina, we have the equivalent of US$11.8 million in credit available with three lines.

     In 2004, our available cash was principally used for investments in fixed assets of Ch$25,241 million and dividend payments of Ch$45,756 million. In 2003, the principal uses of cash were investments in fixed assets of Ch$25,977 million and dividend payments of Ch$52,284 million.

     Liabilities

     For the period ending December 31, 2004, our total liabilities (excluding minority interest) were Ch$288,831 million, representing a 0.2% decrease compared to December 31, 2003. The decrease in total liabilities resulted principally from a reduction in long term debt with banks and bond debt, which was partially offset by increased short term bank liabilities. As of December 31, 2004, our long term liabilities included (i) long-term bank debt (excluding the current portion thereof) of Ch$45,544 million, (ii) long-term bond debt (excluding the current portion thereof) of Ch$111,803 million, (iii) long-term notes outstanding of Ch$165 million, and (iv) other long-term accrued liabilities and provisions of Ch$24,924 million, for a total of Ch$182,435 million of long-term liabilities compared to total long-term liabilities of Ch$196,849 million as of December 31, 2003.

     Our short term liabilities, as of December 31, 2004 included (i) short-term bank debt of Ch$18,296 million, (ii) current portion of long-term bank liabilities of Ch$1,921 million, (iii) current portion of long-term bond debt of Ch$13,282 million, (iv) trade accounts payable of Ch$36,547 million, (v) notes payable to related companies of Ch$10,306 million, and (vi) other short-term liabilities, principally provisions and withholdings, for Ch$26,044 million, for a total of Ch$106,396 million of short-term liabilities compared to total short-term liabilities of Ch$92,655 million as of December 31, 2003.

     Our bond liabilities have a weighted average interest rate of 6.5%. Our bank liabilities have a weighted average interest rate of 5.8%.

Summary of Significant Debt Instruments

     The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2004:

     Unsecured Notes. On October 1, 1997 we entered into an indenture pursuant to which we issued three series of bonds. The indenture imposes certain restrictions on liens, sale and leaseback transactions, assets sales and subsidiary indebtedness and certain conditions in the event of merger or consolidation.

     The three series of bonds issued in 1997 under this indenture are the following:

•	US$150 million of 7.00% Unsecured Notes due 2007.

•	US$100 million of 7.625% Unsecured Notes due 2027.

•	US$100 million of 7.875% Unsecured Notes due 2097.

     On July 10, 2001, through our subsidiary The Sterling Pacific Corp, S.A., (now Abisa Corp.) Company made an offer to repurchase for cash at par value the notes outstanding and the following notes were tendered:

•	US$118 million of the 7.00% Unsecured Notes due 2007.

•	US$96 million of the 7.625% Unsecured Notes due 2027.

•	US$100 million of the 7.875% Notes due 2097.

     On June 13, 2001, Andina completed a local bond placement in the Chilean capital markets of two series of bonds as follows:

•	a UF 3.3 million series of bonds due 2008 with annual interest rate over inflation of 6.20% of which, UF 2.31 million was outstanding at December 31, 2004; and

•	a UF 3.7 million series of bonds due 2026, with annual interest rate over inflation of 6.50%.

     The bond issue and placement in the Chilean market is subject to the following restrictions:

•	Andina must maintain a leverage ratio, defined as total debt/consolidated equity, of less than 1.20%. For purposes of calculating the leverage ratio, total debt includes (i) short-term bank liabilities, (ii) the current portion of long-term bank liabilities, (iii) short-term liabilities and promissory notes, (iv) the current portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means total shareholders’ equity plus minority interest.

•	Andina must maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

•	Andina may not lease, sell, assign or dispose of the franchise territory in Chile.

•	The Company may not lease, sell, deliver or dispose of its franchise territory in Argentina or Brazil, as long as either territory represents more than 40% of the Company’s consolidated operating cash flows.

C. Research and development, patents and licenses

     Given the nature of the business and the support provided by The Coca-Cola Company as franchisor to its bottlers, the Company’s research and development expenses are not meaningful.

D. Trend Information

     Our results will likely continue to be influenced by changes in the level of consumer demand in the countries in which we operate, particularly Argentina and Brazil, resulting from economic measures that the governments of those countries have implemented, or may implement in the future, to solve present debt and fiscal deficit problems.

     Additionally, principal raw materials used in the production of soft drinks, such as sugar and resin, may experience price increases in the future. Such price increases may affect our results if we are unable to pass the cost increases on to consumers due to depressed consumer demand and/or heightened competition.

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

E. Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements.

F. Contractual Obligations

     The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004:

			Payments Due by Period
			Years
			Less than						More than
	Total		1 Year		1-3 Years		3-5 Years		5 Years
			(in millions of constant Ch$ as of December 31, 2004)

Long-term bank debt (1)	Ch$	47,465	Ch$	1,921	Ch$	45,544	Ch$	—	Ch$	—
Short-term bank debt		18,296		18,296		—		—		—
Bonds payable (2)		125,085		13,282		40,738		6,647		64,418
Purchase obligations		481		217		157		75		32

Subtotal-included in our balance sheet		191,327		33,716		86,439		6,722		64,450

Operating lease obligations		1,777		1,313		464		—		—
Purchase obligations		4,805		4,062		743		—		—

Subtotal-not included in our balance sheet		6,582		5,375		1,207		—		—

Total contractual obligations	Ch$	197,909	Ch$	39,091	Ch$	87,646	Ch$	6,722	Ch$	64,450

(1)	See Notes 14(b) and 15 to the Consolidated Financial Statements for additional information.

(2)	See Note 16 to the Consolidated Financial Statements for additional information.

     The following table presents future expirations for the remaining long term liabilities. These expirations have been made based on accounting estimates because the liabilities do not have specific dates of future payment as allowance for severance indemnities, contingencies, deferred taxes and liabilities for container guarantees are included.

			Maturity
			Years
							More than
	Total		1-3 Years		3-5 Years		5 Years
	(in millions of constant Ch$ as of December 31, 2004)

Provisions	Ch$	16,950	Ch$	14,902	Ch$	—	Ch$	2,048
Deferred income tax		379		—		379		—
Other long-term liabilities		7,496		707		159		6,630

Total long-term liabilities not included in contractual obligations	Ch$	24,825	Ch$	15,609	Ch$	538	Ch$	8,678

U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they relate to us are (i) inflation accounting under Chilean GAAP, which has not been reversed in the reconciliation to U.S. GAAP, (ii) the accounting treatment of the acquisition of Inti and Cipet by us and the subscription of 24,000,000 shares of Common Stock by The Coca-Cola Company, (iii) the revaluation and depreciation of certain property, plant and equipment on the basis of a technical appraisal, (iv) different goodwill amounts and differences in amortization for goodwill, (v) the treatment of mandatory minimum dividends, (vi) difference in accounting for investments in related companies and joint ventures, (vii) the accounting for deferred income taxes, (viii) the treatment of investment securities, (ix) the treatment of staff severance indemnities, (x) the accounting for the translation adjustment of foreign investments, (xi) the translation of financial statements of non-Chilean operations and, (xii) the accounting for derivative instruments. Note 28 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

     Net income after reconciliation to U.S. GAAP was Ch$9,259 million higher in 2002, Ch$1,603 million higher in 2003, and Ch$11,410 million higher in 2004, in each case than net income as reported under Chilean GAAP for each respective year. See Note 28(m) of the notes to the Consolidated Financial Statements. Under Chilean GAAP, shareholders’ equity at December 31, 2003, was Ch$310,508 million, compared to Ch$308,874 million under U.S. GAAP, representing a difference of 0.5%. Under Chilean GAAP, shareholders’ equity as of December 31, 2004 was Ch$290,849 million, compared to Ch$300,922 million under U.S. GAAP, representing a difference of 3.5%.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management and Board of Directors

     Pursuant to Chilean law, we are managed by executive officers under the supervision of our board of directors. In accordance with our By-Laws, the board of directors must consist of seven regular directors and seven alternate directors. Each director is assigned a specific alternate director. The directors may or may not be shareholders and are elected for a term of three years subject to indefinite re-election. In the case of Series A shares, it is necessary to have 14.29% of the total shares in order to elect a director assuming there is 100% shareholder vote participation. In the case of series B shares, it is necessary to have a total of 50.1% of the total shares to elect a director if it is also assumed that there is 100% shareholder vote participation. All members of the board of directors are nominated and elected every three years by and during the ordinary annual shareholders’ meeting. Cumulative voting is permitted for the election of directors.

     In the event of a vacancy, the designated alternate director fills the vacancy for the remaining period of the director’s term. If the alternate director is unable or unwilling to serve, the board of directors may appoint a replacement to fill the vacancy, and the entire board of directors must be elected or re-elected at the next regularly scheduled shareholders’ meeting.

     As of December 31, 2004, our board of directors consisted of the following directors and alternate directors:

Juan Claro	Chairman of the Board of Directors	Has been a member of the board of directors since April 2004.
Principal occupation: Entrepreneur
Other directorships: Josefa S.A.; Inmobiliaria Josema S.A.; Volcan Tolhuaca S.A.; Laguna Icalma S.A.; El Magnolio S.A; Inmobiliaria Cauquenes S.A.; Algeciras S.A.; Cauquenes S.A.; Clarial S.A.; Inmobiliaria Volcan Tolhuaca Ltda.; Inmobiliaria Laguna Icalma Ltda.; Soc. Inmobiliaria Crucero; Telefónica Chile CTC Chile S.A.; Emel S.A.; Empresas Melón S.A.; Pesquera Friosur S.A.; Viña Manquehue S.A.

Alberto Hurtado F.	Vice Chairman of the Board of Directors	Has been a member of the board of directors since August 1985.
Principal occupation: Owner, Partner and Director of Inversiones Mar Adentro Ltda.
Other directorships: Partner and Director of Inversiones Freire Limitada

José Antonio Garcés S. (senior) (1)	Director	Has been a member of the board of directors since August 1985. Principal occupation: Chairman of Inversiones San Andres LT S.A.

Other directorships: Partner and Director of Inversiones Freire Limitada; Director of Embotelladora Andina S.A., Consorcio Nacional de Seguros S.A., Desarrollo Inmobiliario FFV S.A., Inversiones San Andrés LT S.A. and Esval S.A.

Jose Said S. (2)	Director	Has been a member of the board of directors since October 1985.
Principal occupation: Chairman of BBVA
Other directorships: Chairman of BBVA Banco Bhif, Chairman of Parque Arauco, Director of Envases del Pacifico, Partner and Director of Inversiones Freire Limitada, Inversiones Caburga S.A., Inversiones Delfin S.A., and “Asociación de Bancos”; Director of Centro de Estudios Públicos, Director of Universidad Alberto Hurtado

Gonzalo Said H. (2)(3)	Director	Has been a member of the board of directors since May 1993.
Principal occupation: General Manager and Director of Inversiones Santa Virginia Ltda.
Other directorships: Director of BBVA Administradora de Fondos Mutuos BHIF S.A., Embotelladora Andina S.A., and of Inmobiliaria Don Aurelio Ltda.

Glenn Jordan S.	Director	Has been a member of the board of directors since April 2001. Principal occupation: Executive Vice President and Operations Director of Coca-Cola Latin America Other directorships: Coca-Cola Embonor

Albert Cussen M. (4)	Director	Has been a member of the board of directors since April 2004. Principal occupation: Company directorships Other directorships: Viña Concha y Toro S.A.; Fundación Educacional y Cultural La Fuente

Arturo Majis A.	Alternate Director to Alberto Hurtado F.	Has been a member of the board of directors since April 1997.
Principal occupation: Principal Partner of the Law Offices of Grasty, Quintana, Majlis Compañía
Other directorships: Asesorías e Inversiones Til Til S.A.; Banchile Seguros de Vida and HNS Banco
Owner of Inversiones y Asesorías MJS Ltda.

Jorge Hurtado G.	Alternate Director to Glenn Jordan S.	Has been a member of the board of directors since January 1998.
Principal occupation: Partner of Agricola y Comercial Yerbas Buenas S.A.
Other directorships: CMPC Tissue S.A.; Vendomática S.A.; Tecnomix S.A. and Proemsa S.A.

Salvador Said S. (2)(3)	Alternate Director to José Said S.	Has been a member of the board of directors since April 1992.
Principal occupation: Executive Director of Said Holding Group
Other directorships: Edelpa S.A., Parque Arauco S.A., BBVA Administradora de Fondos Mutuos BHIF S.A. and BHIF Administradora de Fondos de Inversión S.A., Inversiones Caburga S.A; Inversiones Delfín S.A.; Grupo Eulen Chile S.A.

José Antonio Garcés S. (junior) (1)	Alternate Director to José Antonio Garcés S. (senior)	Has been a member of the board of directors since May 1991.
Principal occupation: General Manager of Inversiones San Andrés Ltda.
Other directorships: Banvida S.A.; Inversiones San Andrés LT S.A.; Inmobiliaria Fray León S.A.

Manuel Bezanilla U.	Alternate Director to Gonzalo Said H.	Has been a member of the board of directors since April 2004.
Principal occupation: Lawyer at Portaluppi, Guzmán y Bezanilla Asesorías Ltda.
Other directorships: Celulosa Arauco S.A., Forestal Arauco S.A., Pesquera Iquique-Guanaye S.A., Inversiones Siemel S.A., Wilisn Corporation, Inversiones Freire Limitada (Alternate Director), Inversiones Freire Dos Limitada (Alternate Director)

Pedro Vicente M.	Alternate Director to Albert Cussen M.	Has been a member of the board of directors since April 2004. Principal occupation: Director of Capital Consulting Services S.A. Other directorships: Colbún S.A; Campos Chilenos S.A.

(1)	José Antonio Garcés S., Sr. is the father of José Antonio Garcés S., Jr.

(2)	José Said S. is the father of Salvador Said S. and the uncle of Gonzalo Said H.

(3)	Salvador Said S. is the cousin of Gonzalo Said H.

(4)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,045.

Senior Executives

Jaime García R.	Chief Executive Officer	Mr. Jaime García has been employed by the Company since 1977, as head of the research-studies department. In 1978, he was appointed General Manager of Embotelladora Talca (today part of Embonor S.A.). In 1979, Mr. García was appointed general manager of Embotelladora Concepción (part of Embonor S.A.). In 1983, he became Financial Manager of Andina, a position he held until 1987, when he was appointed General Manager of ISASA (a subsidiary of Andina). In 1990, Mr. García was appointed General Manager of

Andina, a position he held until 1993, when he became our Chief Executive Officer.

Michael Cooper A.	Chief Operating Officer	Mr. Michael Cooper has been employed by the Company since May 2000, as Chief Operating Officer. In 1989, Mr. Cooper was the Chief Executive Officer of Inchape Coca-Cola bottling operations, with businesses in Chile, Peru and Russia. In 1999, Embonor S.A. bought Inchape Chilean and Peruvian bottling operations and Mr. Cooper became Chief Executive Officer of the consolidated entity.

Osvaldo Garay A.	Chief Financial Officer	Mr. Osvaldo Garay has been employed by the Company since 1997, as Controller of Andina. Mr. Garay was appointed as our Chief Financial Officer on October 31, 2002. Prior to joining Andina, he held a similar position with Grupo Claro.

Pedro Pellegrini R.	Chief Legal & Communications Officer	Mr. Pedro Pellegrini has been employed by the Company since June 1995, as Chief Legal & Communications Officer of Andina. From 1986 to 1992, Mr. Pellegrini worked at Carey & Cia., the largest law firm in Chile. From 1992 to 1995, Mr. Pellegrini served as a Vice-President of Citibank, N.A., and Citicorp-Chile and was in charge of legal corporate matters.

Raúl Ramírez V.	Chief Technical Officer	Mr. Raúl Ramirez has held the position of Chief Technical Officer, reporting directly to the Chief Operating Officer since 1996. Mr. Ramirez held the position of Deputy Manager of Operations from August 1969 until August 1995. In 1995, Mr. Ramirez was promoted to Corporate Manager of Engineering, a position he held until December 1996. In January 1997, Mr. Ramirez was transferred to our operations in Argentina, Córdoba, Edasa, as Technical Manager until July 2000.

German Garib N.	Chief Information Officer	Mr. Germán Garib has been employed with the Company since 1998, as Chief Information Officer. Prior to Andina, he was the Marketing Manager of IBM Chile.

Renato Ramírez F.	General Manager of Chilean Soft Drink Operation	Mr. Renato Ramírez has been employed with the Company since 1979, as General Manager of Chilean Soft Drink Operations. Mr. Ramírez began working as head of the Budget and Costs Department and, in 1980, was appointed Planning Assistant Manager. From January 1988 to August 1990, he was the Commercial Manager of Embotelladora Williamson Balfour. From September 1990 to October 1992, Mr. Ramírez served as Marketing Manager for Telephone Company of Chile. In August 1993, he returned to Andina as Commercial Manager, a position he held until 1997.

Carlos A. Lohmann	General Manager of Río de Janeiro Refrescos Ltda.	Mr. Carlos Lohmann has been employed with the Company since August 1997, as President of Refrescos, our Brazilian subsidiary. He began his professional career in 1970 at IBM Brazil and throughout his approximately 25-year career at IBM, served in different positions, including Human Resources Manager, Commercial Operations Support Manager, Branch Office Operations Manager, Director of Customer Services in Brazil and in New York, Director of Customer Financing and General Manager of IBM Leasing. In 1992, he was appointed General Manager of the PC Company, a joint venture between IBM and Machline Group, in Sáo Paulo, Brazil, and in 1995 he was appointed General Manager of the PC Company in Florida, United States.

Alejandro A. Feuereisen	General Manager of Edasa	Mr. Alejandro Feuereisen has been employed as General Manager of Embotelladora del Atlántico S.A. From September 1995 to July 1998, Mr. Feuereisen was a Commercial Manager of Embotelladora del Atlántico S.A. From 1993 to 1995, he was a Sales Manager at Andina and, from 1981 to 1992, an officer at Citibank, Santiago de Chile. During the last three years, Mr. Feuereisen was Vice-President of the International Financial Institutions Group. From 1977 to 1980, he served as Financial Analyst at Leasing Andino S.A., a subsidiary of Banco de Chile.

Cesar Vargas P.	General Manager of Vital S.A.	Mr. César Vargas has been employed with the Company since 1978 as General Manager of Vital S.A. Mr. Vargas began working as Project Engineer and Head of Electric Maintenance. In 1985, he was appointed Head of the Juice Division Plant of Industrial Sud Andina S.A. in Santiago, a former subsidiary of Embotelladora Andina S.A., where he was subsequently promoted to Deputy Production Manager of the Juice and Mineral Water Division. In 1992, Vital S.A. was created and Mr. Vargas was appointed Operations Manager, a position that he held until 1998, when he was appointed General Manager.

     Directors and alternate directors are paid an annual fee for attendance to meetings of the board of directors. The total compensation paid to each director or alternate director during 2004, which was approved by our shareholders, was as follows:

Compensation
(millions of Ch$)(1)

Juan Claro G.	52
Alberto Hurtado F.	79
José Antonio Garcés S. Sr.	79
José Said S.	79
Jaime Said D.	20
Albert J. Cussen M.	32
Gonzalo Said H.	36
José Antonio Garcés S. Jr.	19
Glenn Jordan S.	40
Enrique Vicuña V.	14
Felipe Larraín B.	10

Compensation
(millions of Ch$)(1)

Salvador Said S.	16
Arturo Majlis A.	16
Manuel E. Bezanilla U.	12
Jorge Hurtado G.	16
Mario Diez U.	4
Pedro A. Vicente M.	12
Ernesto Bertelsen R.	5

(1)	The amounts paid to each director and director’s alternate for attendance at board meetings varies in accordance with the position held and the time period during which such position was held.

     For the year that ended on December 31, 2004, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$2,613 million of which Ch$2,072 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

Board Practices

     Our board of directors has regularly scheduled meetings at least once a month, and extraordinary meetings are convened when called by the Chairman or when requested by one or more directors. The quorum for a meeting of the board of directors is established by the presence of an absolute majority of its members without taking alternate members into consideration (unless the principal member is absent). Resolutions are passed by the affirmative vote of an absolute majority of those directors present at the meeting, with the Chairman determining the outcome of any tie vote.

Executive Committee

     Our board of directors has an executive committee which has executive managerial oversight over our day-to-day management and operations. The Executive Committee meets on a weekly basis. This Committee is comprised of directors Mr. José Said, Mr. Gonzalo Said, Mr. José Antonio Garcés (senior), Mr. Alberto Hurtado, Mr. Juan Claro and by our Chief Executive Officer, Mr. Jaime García. Our executive officers are appointed and hold office at the discretion of the board of directors.

Directors’ Committee

     By resolution approved at the ordinary shareholders’ meeting held April 17, 2001, and in accordance with the requirements of Law No. 19,705, we established a committee of the board of directors that is charged with monitoring management activities. This committee is comprised of directors Mr. Albert Cussen Mackenna, Mr. José Antonio Garcés Silva, and Mr. Gonzalo Said Handal, and by their respective alternates. Mr. Cussen and Mr. Garcés are independent members of the board of directors. We refer to the committee in this annual report as the “Directors’ Committee.”

     In accordance with Chilean law, the Directors’ Committee has the following responsibilities:

1.	To review the findings of our external auditors and account inspectors with respect to the balance sheets and other financial statements presented by executive officers or our liquidators or shareholders and to prepare an evaluation of such findings before they are presented to shareholders for their approval.

2.	To make proposals to the board of directors, external auditors, and private risk consultants that are to be presented to the shareholders at a shareholders’ meeting. In case of disagreements with the committee, the board of directors will be able to formulate their own proposal, submitting both the board of directors and Directors’ Committee proposals for the consideration of the shareholders.

3.	To review information relating to transactions with related parties as required by articles 44 and 89 of Chilean law 18,046 and to prepare a report to the board of directors regarding the committee’s recommendation to approve or disapprove of those transactions. A copy of the report shall be mailed to the President of the board of directors, who must address the committee’s recommendations with the full board.

4.	To examine the system of remuneration and compensation used for executive officers.

5.	To consider any other matter required by law, the shareholders or the board of directors for the fulfillment of these obligations.

     During 2004, the Directors’ Committee met on January 26, April 6, April 29, July 26, September 7, October 22, November 29 and December 20, to discuss our balance sheets, other financial statements and the systems implemented by the Company’s internal auditors. The Directors’ Committee also reviewed the information submitted by the external auditors and several contingencies occurring in the different countries where we operate.

Employees

     On December 31, 2004, we had approximately 4,510 employees, including 1,016 in Chile, 2,011 in Brazil, and 1,400 in Argentina. Of these employees, 126 were temporary employees in Chile and 300 in Argentina. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

     On December 31, 2004, 494, 212, and 954 of our employees in Chile, Brazil and Argentina, respectively, were members of unions.

     The following table represents a breakdown of our employees for the years ended December 31, 2004, 2003 and 2002:

	2004
	Chile			Brazil			Argentina
			Non-			Non-			Non-
	Total	Union	Union	Total	Union	Union	Total	Union	Union

Executives	21	—	21	70	2	68	38	—	38
Technicians and professionals	387	97	290	947	85	862	217	—	217
Workers	482	397	85	994	125	869	845	675	170
Temporary workers	126	—	126	—	—	—	300	279	21

Total	1,016	494	522	2,011	212	1,799	1,400	954	446

	2003
	Chile			Brazil			Argentina
			Non-			Non-			Non-
	Total	Union	Union	Total	Union	Union	Total	Union	Union

Executives	21	—	21	66	1	65	38	—	38
Technicians and professionals	382	93	289	835	60	775	188	—	188
Workers	483	395	88	541	118	423	780	608	172
Temporary workers	124	—	124	—	—	—	341	326	15

Total	1,010	488	522	1,442	179	1,263	1,347	934	413

	2002
	Chile			Brazil			Argentina
			Non-			Non-			Non-
	Total	Union	Union	Total	Union	Union	Total	Union	Union

Executives	21	—	21	64	1	63	35	—	35
Technicians and professionals	383	94	289	714	35	679	179	—	179
Workers	487	394	93	483	80	403	722	508	214
Temporary workers	197	—	197	2	—	2	306	306	—

Total	1,088	488	600	1,263	116	1,147	1,242	814	428

     Management believes that we have good relations with our employees. For example, in Chile, Andina received two awards from independent organizations in 2003 highlighting our labor relations and the positive effects they have on our business.

     In Chile, the collective bargaining agreement provides that employees dismissed without cause are entitled to severance pay equal to one month’s salary for every year of employment. We have made the required provisions for labor-related expenses according to approved accounting regulations. In addition, we contribute to a national health insurance system of government and privately operated facilities. We do not contribute to pension funds because employees are subject to mandatory contributions to such funds or, for certain older employees, government-sponsored pension funds.

     In Chile, besides a four-day strike in June 1997, we have not experienced work stoppages in the last 20 years. On June 1, 2003, the Company signed new collective bargaining agreements with Unions No. 1, representing workers, and No. 2, representing employees. These bargaining agreements expire on June 1, 2005. On August 1, 2004, the Company also signed a new collective bargaining agreement with Union No. 3, principally representing sales personnel, which expires on August 1, 2006.

     In Brazil, collective bargaining agreements are negotiated on an industry-wide basis. Individual companies can therefore negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Refrescos, there are five collective bargaining agreements currently in force: (1) three agreements for employees in the State of Rio de Janeiro; (a) the Drinking Industry Employees’ Union agreement from October 1, 2004 to September 30, 2005; (b) the Salesmen Union agreement from October 1, 2004 to September 30, 2005; (c) the “Stack Machine” Operator Union agreement from May 1, 2004 to April 30, 2005; and (2) two agreements for employees in the State of Espírito Santo: (a) the Haulers’ Union agreement from July 1, 2004 to June 30, 2005; (b) the Salesmen Union agreement from December 1, 2004 to November 30, 2005. Such agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Refrescos experienced its most recent work stoppages in January and October 1990, for eight days in each instance.

     In Argentina, because they are parties to collective bargaining agreements, 68% of Edasa’s employees are represented by local workers’ unions associated with a national federation of unions. The Chamber of Non-Alcoholic Bottling Companies (the “Chamber”) and the Federation of Unions of Non-Alcoholic Bottlers are parties to collective bargaining agreements that expired in April 1997, but continue to be in effect until renegotiated.

     Argentine law requires severance payments upon dismissal without cause, in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts.

     On January 6, 2001, the Argentine government, as a result of the Argentine economic crisis, declared Law 25,561 which is designed to seriously limit dismissals of employees by employers for 180 days. Employers, however, can still dismiss their employees if they are willing to compensate the employee with twice the regular severance payment. The effects of these limits were extended until the end of December 2004 pursuant to Decrees 883/02, 662/03, 256/03, 1351/03, 369/04 and 823/04.

     On December 15, 2004, the Argentine government enacted Law 25,972, which limits dismissals of employees by employers until the unemployment rate decreases below 10%. Employers who choose to dismiss their employees must pay their employees an additional 80% of the regular severance payment due. For employees hired after January 2003, however, the extra 80% payment does not apply.

     In 1999, Edasa completed a new plant in the Province of Córdoba with the latest technological advances consolidating its operations in the new plant. During July 2002, Edasa performed a restructuring process aimed at transforming its productive centers in the Provinces of Santa Fe and Mendoza into logistic centers and at centralizing its production in the Province of Córdoba. Consolidated operations and centralized production in the new plant resulted in greater than normal labor turnover with extraordinary one-time labor costs.

     As of December 31, 2004, Edasa had no pension fund liabilities. Employees contribute, on the basis of automatic withholding, to either the privately administered retirement funds or to the government social security system. Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees.

Share Ownership of Directors, Members of the Directors’ Committee and Senior Executives

     The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2004.

	Series A						Series B
	Beneficial	%	Direct	%	Indirect	%	Beneficial	%	Direct	%	Indirect	%
Shareholder	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class

Jose Antonio Garces Silva (senior)	50,001,650	13.15					18,462,219	4.86	49,600	0.01	8,224,933	2.16

Alberto Hurtado Fuenzalida	50,001,651	13.15					24,985,066	6.58	49,600	0.01	4,170,726	1.10

José Said Saffie	50,001,651	13.15					15,189,738	4.00	49,600	0.01	8,839,318	2.33

Gonzalo Said Handal	50,001,651	13.15					31,194,399	8.21	49,600	0.01	4,458,743	1.17

José Antonio Garcés Silva (junior)											1,536,141	0.40

Salvador Said Somavía											4,584,146	1.21

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2004, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Freire(1)(2)	200,006,603	52.61%	181,270,784	47.68%
The Bank of New York(3)	40,573,032	10.67	53,356,812	14.04
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04
AFPs as a group (Chilean pension funds)	64,028,993	16.84	16,388,484	4.31
Principal foreign mutual funds as a group	14,828,986	3.90	17,658,620	4.65
Executive officers as a group	175,474	0.05	215,327	0.06
Directors as a group(4)	200,022,103	52.62	121,859,329	32.06

(1)	The ownership percentages listed above reflect the voting and economic interests of Andina’s shareholders.

(2)	Freire does not hold either directly or indirectly any Series B shares. The amounts set forth correspond to Series B shares held by other companies, members of the controlling shareholder group, including: Inversiones Puerto Sofía Ltda., Inversiones Newport Ltda., Inversiones HB S.A, Inversiones Mar Adentro Ltda., Inversiones Caburga S.A., Inversiones San Andrés LT S.A., Inversiones Santa Virginia Ltda., and Inversiones Ledimor Chile Ltda.

(3)	Acting as depositary for the ADRs.

(4)	Represents shares to which Jose Antonio Garcés Silva (senior), Alberto Hurtado Fuenzalida, José Said Saffie, Gonzalo Said Handal, José Antonio Garcés Silva (junior) and Salvador Said Somavía would claim direct ownership since, as mentioned in the following paragraph, these directors are directly or indirectly the beneficial owners of Freire.

     Freire holds a controlling interest in Andina. Freire is beneficially owned in equal interests by Alberto Hurtado F., José Said S., José Antonio Garcés S., and Gonzalo Said Handal, each of whom is also a director of Andina. Accordingly, each Freire partner can be considered a beneficial owner of all of the interests in shares owned by Freire. Pursuant to an agreement among partners, dated May 29, 1992, which shall remain in effect for so long as Freire is in existence, each partner in Freire shall not, except as set forth below, dispose of his pro rata portion of the shares of our stock. Any interest held by a partner in excess of such pro rata portion may be disposed of freely. With regard to any sales of shares that would cause such partner’s holding to fall below his pro rata portion, the selling partner must grant to the other partners a right of first refusal with respect to all interests of which he wishes to dispose.

     At an extraordinary shareholders’ meeting held on September 30, 1996, our shareholders approved the Reclassification whereby each outstanding share of Common Stock was replaced by one newly issued Series A Share and one Series B Share. Series A Shares have full voting power and are entitled to elect six of seven regular and alternate directors. Series B Shares have no voting power besides the power to elect one regular and one alternate director, and are entitled to a dividend equal to 10% more than any dividends received by Series A shareholders. The Reclassification was consummated on April 27, 1997. See “Item 4. Information on the Company—Part A. History and Development of the Company—History.”

     In connection with The Coca-Cola Company’s investment in Andina, the Coca-Cola shareholders and Freire entered into a Shareholders’ Agreement dated September 2, 1996 (the “Shareholders’ Agreement”), providing for certain restrictions on the transfer of shares of Andina capital stock by the Coca-Cola Shareholders and Freire. Specifically, Freire is restricted from transferring its Series A Shares without the prior authorization of The Coca-Cola Company. The Shareholders’ Agreement also provides for certain corporate governance and other matters, including the right of the Coca-Cola Shareholders collectively to elect one regular and one alternate member of our board of directors so long as The Coca-Cola Company and its subsidiaries collectively own, in aggregate, at least 4% of the Series A Shares. In addition, in related agreements, Freire granted the Coca-Cola Shareholders an option, exercisable upon the occurrence of certain changes in the beneficial ownership of Freire, to acquire, all but not part, of our Series A Shares held by Freire at a price and in accordance with procedures established in such agreements.

     The total number of registered ADR holders Andina had at December 2004 was 26 (7 in the Series A ADRs and 14 in the Series B ADRs). At December 31, 2004, the ADRs represented 12.4% of the total number of our issued and outstanding shares. The Bank of New York, as Depositary, is the only U.S. shareholder of record.

Related Party Transactions

     In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 6 to our Consolidated Financial Statements. Article 89 of the Ley de Sociedades Anónimas (the “Chilean Companies Law”) requires that our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. We are required under Article 89, to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Law, provides that any transaction in which a director has a personal interest or is acting on behalf of a third-party, must be previously approved by the board of directors, which will do so only when it has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market.

     Pursuant to an amendment introduced to the Chilean Companies Law in December 2000, if the proposed transaction involves material amounts, the board of directors must previously declare that such transaction is consistent with conditions prevailing in the market. If it is not possible to reach such a judgment, the board of directors may appoint two independent evaluators. The evaluators’ final conclusions must be presented to the shareholders’ and directors’ for their consideration for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board of directors to call a shareholders’ meeting to resolve the matter by a majority of two-thirds of the issued voting shares. For the purposes of this regulation, the Chilean Companies Law provides that the amount of a proposed transaction will be material when it exceeds UF 2,000 and is greater than 1% of the company’s paid in capital and reserves. In all cases, a transaction is considered material when it exceeds UF 20,000. Our Directors’ Committee is charged with evaluating transactions with related parties and to report on these transactions to the full board of directors. See “Item 6. Directors, Senior Management and Employees—Directors’ Committee.”

     All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation.

     The violation of Article 44, will not affect the validity of the transaction. Such a violation will grant the business entity, the shareholders or interested third parties the right to be indemnified for damages, and force the director involved in the transaction to make reparations to the business entity in an amount equivalent to the benefits that would have been derived for the business entity, absent negotiations by such director, his relatives, or his representatives, that do not imply other administrative or criminal sanctions.

     Our management believes, to the best of its knowledge, that it has complied, in all material respects with Article 89 and Article 44 in all transactions with related parties. There can be no assurance, however, that the aforementioned regulations will not be modified in the future.

Bottler Agreements

     In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. We are a party to the following bottler agreements: (i) with respect to the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company (the “Chilean Bottler Agreement”), which was extended for a term of five years as of January 18, 2003; (ii) with respect to the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil with The Coca-Cola Company as an intervening party (collectively, the “Brazilian Bottler Agreement”), which is due to expire on April 2, 2008; (iii) with respect to the Argentine territory, bottler agreements, between Edasa and The Coca-Cola Company (the “Argentine Bottler Agreements”), which are due to expire on December 10, 2006; and (iv) with respect to the Chilean territory, a bottler agreement entered into between Vital and The Minute Maid Company and a mineral water production and bottling agreement entered into between Vital and C-C Chile (together the “Vital Bottler Agreements”) which are due to expire on December 31, 2008 (the Chilean Bottler Agreement, the Brazilian Bottler Agreement, the Argentine Bottler Agreements and the Vital Bottler Agreements, collectively, the “Bottler Agreements”). Bottler Agreements are renewable upon request by the bottler at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration, and even if they are renewed, we cannot assure you that the agreements will be renewed on the existing terms.

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

     We are the sole producer of Coca-Cola soft drinks and other Coca-Cola beverages in its franchise territories. Although this right is not exclusive, The Coca-Cola Company has never authorized any other entity to produce or distribute Coca-Cola soft drinks or other Coca-Cola beverages in such territories, and we expect that it will not do so in the future, although we cannot assure you to that effect. In the case of post-mix soft drinks, the bottler agreements explicitly establish such non-exclusive rights.

     The Bottler Agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola soft drinks and other Coca-Cola beverages and of any secret formula used in concentrates.

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

     Either party to any Bottler Agreement may, with 60 days’ notice thereof to the other party, terminate the Bottler Agreement in the event of non-compliance by the other party with the terms thereof so long as the party in non-compliance has not remedied such non-compliance during this period. In addition, if a bottler does not wish to pay the required price for concentrate for any Coca-Cola products, it must notify The Coca-Cola Company within 30 days of receipt of The Coca-Cola Company’s new prices. In the case of any Coca-Cola soft drink or other Coca-Cola beverages other than Coca-Cola concentrate, the franchise regarding such product shall be deemed automatically canceled three months after The Coca-Cola Company’s receipt of the bottler’s notice of refusal. In the case of Coca-Cola concentrate, the Bottler Agreements shall be deemed terminated three months after The Coca-Cola Company’s receipt of the bottler’s notice of refusal. The Coca-Cola Company may also terminate the Bottler Agreements if the bottler or any individual or legal entity that controls, owns a majority share in or directly or indirectly influences the management of the bottler, engages in the production of any non-Coca-Cola beverage, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the bottler shall be given six months to remedy such situation.

PET Contracts

     Envases CMF produces returnable PET bottles pursuant to agreements with The Coca-Cola Company (the “PET Contracts”), which transfer The Coca-Cola Company’s license to manufacture such bottles using non-proprietary technology provided by Continental PET Technologies Inc. (“Continental,” today known as “Owens-Graham”). Multipack leased molds from The Coca-Cola Company for returnable PET bottles in the distinctive bottle shapes used for Coca-Cola soft drinks. In May 1995, Multipack obtained the license from Continental to produce non-returnable PET bottles with a high content of recycled material using “multilayer” technology developed by Continental. Multipack has transferred all of such rights to Envases CMF pursuant to the Cristalerías joint venture described below.

     The PET Contracts expire in July 2007 and are automatically renewable for two additional years at the option of Envases CMF. The Coca-Cola Company may terminate the PET Contracts prior to that date if (i) Envases CMF is unable to produce bottles meeting contract specifications, (ii) Envases CMF breaches contract obligations, or (iii) PET bottle production has an adverse impact on The Coca-Cola Company’s trademarks, trade dress or reputation, or exposes The Coca-Cola Company to a material risk of liability. There can be no assurance that the PET Contracts will be renewed following the two-year renewal (if exercised by Envases CMF).

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

     Other transactions with related companies are outlined in the following table:

			For the year ended December 31,
			2004		2003		2002
				Effect on		Effect on		Effect on
				income		income		income
				(charge)		(charge)		(charge)
Company	Relation	Transaction	Amount	credit	Amount	credit	Amount	credit
			(millions of Ch$)

Envases Central S.A.	Equity	Sales of raw
	Investee	materials and
		supplies	Ch$697	Ch$28	Ch$1,192	Ch$113	Ch$1,309	Ch$79
		Finished product
		purchases	12,546	––	14,231	––	13,931	––
		Loan granted	––	––	––	––	298	––

Coca-Cola de Chile	Shareholder	Concentrate
S.A.	Related	purchases	36,749	––	35,125	––	40,936	––
		Collection of
		advertising
		participation	1,722	(1,722)	2,860	(2,860)	2,861	(2,861)
		Water source
		rental	1,366	(1,366)	1,321	(1,321)	1,620	(1,620)
		Others	––	––	565	––	1,207	(1,207)

Coca-Cola de	Shareholder	Concentrate
Argentina S.A.	Related	purchases	––	––	14,092	––	10,794	––

SPBR S.R.L.	Shareholder	Concentrate
	Related	purchases	16,950	––	––	––	––	––

Envases del Pacífico S.A.	Director in common	Purchase of raw materials	845	––	963	––	159	––

Recofarma Industrias	Shareholder	Concentrate
do Amazonas Ltda.	Related	purchases	25,619	––	17,689	––	26,100	––
		Payment of
		advertising
		participation	3,664	(3,364)	4,034	(4,034)	16,003	(16,003)
		Other	266	––	753	––	––	––

Envases CMF S.A.	Equity	Container
	Investee	purchases	13,415	––	13,474	––	13,369	––
		Sale of raw
		materials	50	––	1,300	––	––	––
		Services rendered	126	––	285	––	––	––

Centralli Refrigerantes	Equity	Finished
S.A.	investee	product
		purchases	––	––	869	––	4,508	––

Envases Italprint	Director	Raw material
S.A.	in common	purchases	––	––	9	––	717	––

Cican S.A.	Equity	Finished
	Investee	product
		purchases	––	––	––	––	1,738	––

Cervejarias Kaiser S.A.	Equity	Finished
	Investee	product
		purchases	––	––	––	––	5,094	––
		Advertising
		participation	––	––	––	––	1,160	1,160

ITEM 8. FINANCIAL INFORMATION

     See “Item 18 ––Financial Statements” for our Consolidated Financial Statements filed as part of this annual report.

Legal Proceedings

     The Company is part of certain legal proceedings that have arisen during the normal course of business, none of which affects the Company’s financial condition, neither individually nor in the aggregate. The following is a summary of the main proceedings to which the Company and its subsidiaries are a party:

     Embotelladora Andina S.A. (Chile)

     As of December 31, 2004, Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions for potential loss contingencies stemming from these lawsuits amount to ThCh$76,884. The Company considers it unlikely that the contingencies that are not provisioned for will adversely affect the results of the Company in a material manner.

     Vital S.A. (Chile)

     As of December 31, 2004, the Chilean internal revenue service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. Contemporaneously with this claim, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The Company’s legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

     Rio Janeiro Refrescos Ltda. (Brazil)

     When the Company acquired Refrescos in 1994 and the Perma license in March 2000, there were several significant legal proceedings pending in Brazilian courts, mainly regarding certain potential tax liabilities. In accordance with the terms of the acquisition, the previous owners must compensate Refrescos with respect to the portion of those pending tax claims which took place prior to the time the acquisition, mortgage guarantees and letters of credit were established for the benefit of Refrescos. The guarantees are sufficient and the Company has not provisioned any losses from these proceedings because they are covered by the indicated guarantees.

     Additionally, there are legal proceedings relating to Refrescos for labor and tax lawsuits, and in accordance with generally accepted accounting principles, the respective accounting provisions have been made. These provisions amounted to ThCh$5,722,806 at December 31, 2004, which correspond principally to judicial proceedings regarding PIS and COFINS taxes.

     Embotelladora del Atlántico S.A. (Argentina)

     Due to the employee restructuring at the Company’s Cürdoba plant in Argentina during the first half of 1999, Edasa was sued by former employees requesting indemnification for alleged job-related diseases. In accordance with generally accepted accounting principles, provisions amounted to ThCh$1,840,058 at December 31, 2004, mainly corresponding to restructuring related lawsuits.

Provisions

     In accordance with accounting principles, the provisions regarding legal proceedings must be recorded if said procedures are reasonably probable to be resolved against the Company. Management believes that the constituted provisions reasonably cover the risk exposures.

Dividend Policy

     Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with Chilean GAAP, unless otherwise provided for by a unanimous vote of the Series A Shareholders. If there is no net income in a given year, we are not legally required to distribute dividends from retained earnings. At the annual meeting of shareholders held in April 2004, the shareholders authorized the board of directors to distribute, at its discretion, interim dividends during July and October 2004 and January 2005. A U.S. holder of Series A or Series B ADSs may effectively be required to receive a cash dividend, in the absence of a registration statement in effect pursuant to the Securities Market Law of Chile or an effective exemption from the requirement for registration according to that law. Series B shareholders will be entitled to a preferred dividend equal to 10% more than any dividend declared for holders of the Series A Shares.

     During 2004, 2003, and 2002, the respective shareholders’ meetings approved extraordinary dividend payments to be paid from retained earnings fund in light of significant cash generation. There can be no assurance that dividend payments will be available in the future.

     The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of ADSs, on each of the respective payment dates:

			Series A		Series B
		Fiscal Year with
		Respect to which
		Dividend was	Ch$ per Share	US$ per	Ch$ per Share	US$ per
Year	Date Dividend Paid	Declared	(nominal)	share	(nominal)	share

2005	January 27	2004	4.80	0.00819	5.28	0.00901
	April 28	2004	4.80	0.00824	5.28	0.00906
	May 19	2003	70.00	0.12079	77.00	0.13287

2004	January 29	2003	4.80	0.00804	5.28	0.00885
	April 29	2003	4.80	0.00768	5.28	0.00845
	May 13	2002	40.00	0.06225	44.00	0.06847
	July 28	2004	4.80	0.00747	5.28	0.00821
	October 28	2004	4.80	0.00780	5.28	0.00858

2003	January 30	2002	4.80	0.00654	5.28	0.00719
	April 30	2002	4.80	0.00681	5.28	0.00750
	May 15	2001	45.00	0.06365	49.50	0.07001
	July 29	2003	4.80	0.00684	5.28	0.00752
	October 29	2003	4.80	0.00756	5.28	0.00832

2002	January 30	2001	4.80	0.00708	5.28	0.00779
	April 30	2001	4.80	0.00743	5.28	0.00817
	July 16	2002	4.80	0.00689	5.28	0.00757
	July 17	2000	40.00	0.05765	44.00	0.06341
	October 31	2002	4.80	0.00659	5.28	0.00725
	December 19	2000	13.00	0.01862	14.30	0.02049

ITEM 9. THE OFFER AND LISTING

     Shares of Andina’s Common Stock have traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of ADSs, each representing six shares of Common Stock, with the ADSs in turn evidenced by ADRs. The Depositary for the ADSs is The Bank of New York. Shares of Andina’s Common Stock also trade in Chile on the Bolsa de Comercio de Santiago, the Bolsa de Valores Electrónica and the Bolsa de Valores de Valparaíso.

     The table below shows the high and low daily closing prices of the Common Stock in Chilean pesos and the trading volume of the Common Stock on the Santiago Stock Exchange for the periods indicated. It also shows the high and low daily closing prices of the ADSs and the volume traded in the New York Stock Exchange.

	Share Volume		Ch$ per Share
	(in thousands)		Series A				Series B
	Series A	Series B	High		Low		High		Low

2000	23,262	26,567	Ch$	1,620	Ch$	990	Ch$	1,360	Ch$	800
2001	15,890	56,229		1,650		980		1,220		920
2002	43,783	74,233		1,100		600		900		569
2003:
1st Quarter	3,434	9,132		870		810		860		770
2nd Quarter	13,808	17,536		1,030		825		1,040		790
3rd Quarter	4,068	8,268		1,000		880		980		850
4th Quarter	6,960	12,632		1,220		930		1,220		930
2004:
1st Quarter	7,986	13,831	Ch$	1,250	Ch$	1,045	Ch$	1,240	Ch$	1,040

	Share Volume		Ch$ per Share
	(in thousands)		Series A		Series B
	Series A	Series B	High	Low	High	Low

2nd Quarter	8,066	22,171	1,300	1,110	1,260	1,120
3rd Quarter	7,510	20,380	1,390	1,160	1,245	1,135
4th Quarter	9,958	38,203	1,300	1,181	1,300	1,175
Last six months:
December 2004	4,342	13,984	1,260	1,225	1,300	1,220
January 2005	1,945	5,915	1,230	1,135	1,255	1,166
February 2005	8,383	6,285	1,252	1,150	1,325	1,210
March 2005	4,652	6,630	1,300	1,210	1,370	1,300
April 2005	3,320	10,214	1,245	1,165	1,350	1,290
May 2005	1,023	7,636	1,250	1,190	1,260	1,150

	ADS Volume
	(in thousands)		Ch$ per ADS
	Series A	Series A	Series A				Series B
			High		Low		High		Low

2000	94,016	111,805	US$	19.50	US$	10.50	US$	16.00	US$	9.00
2001	51,083	47,046		16.50		8.19		12.88		7.10
2002	29,960	51,386		9.90		4.72		8.25		4.81
2003:
1st Quarter	4,390	5,171		7.19		6.10		7.18		6.05
2nd Quarter	5,891	16,634		8.65		6.70		8.86		6.70
3rd Quarter	2,809	10,406		8.65		7.51		8.45		7.41
4th Quarter	6,600	22,676		11.07		8.35		11.40		8.42
2004:
1st Quarter	5,588	11,005		12.55		10.40		12.55		10.35
2nd Quarter	7,918	5,651		12.50		10.50		12.30		10.65
3rd Quarter	7,009	4,671		13.24		11.41		12.14		10.85
4th Quarter	15,063	17,523		13.20		11.96		13.59		11.50
Last six months:
December 2004	5,543	10,555		13.20		12.49		13.40		12.49
January	1,379	3,209		13.15		12.00		13.30		12.25
February	2,371	9,515		13.20		11.91		14.00		12.25
March	1,827	3,220		13.04		12.45		13.90		13.20
April	425	2,823		12.92		12.00		13.61		13.25
May	765	3,869		12.97		11.70		14.20		13.14

Sources: Santiago Stock Exchange Official Quotations Bulletin and New York Stock Exchange.

     On December 31, 2004, the closing price for the Series A Shares on the Santiago Stock Exchange was Ch$1,230 per share (US$13.10 per Series A ADR), and Ch$1,245 for the Series B Shares (US$13.40 per Series B ADR). At December 31, 2004, there were 6,762,172 Series A ADSs (equivalent to 40,573,032 Series A Shares) and 8,892,802 Series B ADSs (equivalent to 53,356,812 Series B Shares). Andina’s ADSs represented at such date 12.4% of the total number of our issued and outstanding shares.

     On April 7, 1997, we completed the Reclassification of our Common Stock into Series A and Series B Shares. See “Item 4. Information on the Company—Part A. History and Development of the Company—Reclassification of Capital Stock.” At that date, we amended the existing depositary agreement with Citibank relating to the ADR program for the Common Stock so as to cover the Series A Shares and entered into a new depositary agreement with Citibank regarding the Series B Shares. Thus, as of April 7, 1997, we have registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, (i) the Series A Shares in the form of Series A American Depositary Shares (the “Series A ADSs”), each representing six Series A Shares, with the Series A ADSs in turn evidenced by Series A American Depositary Receipts (“Series A ADRs”) and (ii) the Series B Shares in the form of Series B American Depositary Shares (the “Series B ADSs”), each representing six Series B Shares, with the Series B ADSs in turn evidenced by Series B American Depositary Receipts.

     The Santiago Stock Exchange, established in 1893, is the principal equities exchange in Chile. The Chilean securities markets are substantially smaller, less liquid, and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$116,578 million as of December 31, 2004 and an average monthly trading volume of US$1,098 million in 2004. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2004, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 86.5% and 100.0% of such trading days, for Series A and Series B shares respectively.

     The Chilean stock market is closely linked to the regional economic performance and may therefore tend to be more volatile than the equities market of more developed countries, such as the US market.

     The New York Stock Exchange was founded in 1792. The New York Stock Exchange was registered as a national securities exchange with the U.S. Securities and Exchange Commission on October 1, 1934. In 1938, the Exchange hired its first paid president and created a 33 member Board of Governors. In 1971, the Exchange was incorporated as a not-for-profit corporation. In 1972, the members voted to replace the Board of Governors with a 25 member board of directors. The New York Stock Exchange is the largest equities marketplace in the world.

     Pursuant to the terms of the Shareholders’ Agreements dated September 5, 1996 (the “Agreement”) among Inversiones Freire Ltda. and Inversiones Freire Dos Ltda. (the “Freire Shareholders”), the Company and the other parties thereto, none of the shareholders, party to the Agreement, may transfer Series A shares of the Company they hold unless it involves:

•	Transfers to wholly-owned subsidiaries of any Freire Shareholder, provided that any shares transferred to such entities remain subject to the provisions of the Agreement;

•	acceptance by a Freire Shareholder party to the Agreement of a bona fide offer from a third party to purchase some or all of the shares held by such shareholder, so long as the Freire Shareholder first offers such shares for sale, on the same terms and conditions as those proposed to be sold to the third-party purchaser and to the other shareholder party to the Agreement; and

•	a proposal by a shareholder party to the Agreement to sell its shares in a public offering or in a brokers’ transaction, so long as it first offers such shares to the other shareholders party to the Agreement at the price proposed in the public sale notice.

     Other than as discussed above, we are not aware of any other existing contracts or documents that impose material limitations or qualifications on the rights of shareholders of our listed securities.

The Yankee Bonds

     Our 7.00% Notes due 2007, 7 5/8% Notes due 2027 and 7 7/8% Notes due 2097 are not listed on any stock exchange or other regulated market. Trading in the Notes takes place primarily in the over-the counter market and, accordingly, we are not able to obtain reliable information on trading in the Notes.

Debt Securities

     The Central Bank is responsible, inter alia, for the monetary and exchange control policies of Chile. The Central Bank has authorized Chilean issuers to offer bonds in Chile and abroad under the terms of Chapter XIV of Title I of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile (“Chapter XIV” and “CNCI,” respectively). The following paragraphs lay out certain rules of the Central Bank regarding bond issuances on international markets denominated in a currency other than Chilean pesos. This summary does not intend to be complete and one must refer to the provisions in Chapter XIV in relation to debt issues. The Compendium has been included as an attachment to the Registration Statement of which this annual report is a part.

     Effective April 19, 2001, the new Compendium eased restrictions on certain foreign exchange transactions as described above. The new Chapter XIV, therefore, simplifies the procedure to register capital contributions, investments and foreign loans greatly. The Central Bank provides that payments or remittances of funds, to or from Chile, that arise or generate from credits secured abroad should be made through the MCF. For this purpose, when the foreign currency from loans or investments or capital contributions is made available to the beneficiary in the country, the intervening bank should issue the pertinent “Form” and request information from the debtor, investor or capital contributor, as the case may be, that all of these must provide pursuant to Chapter XIV.

     Payments or remittances of foreign currency as capital, interest, adjustments, profits and other benefits originating in the transactions regulated under Chapter XIV shall be reported to the Central Bank in the following way: (i) if the pertinent currency represents a remittance made from Chile, the intervening MCF bank should issue the above form; (ii) the issuer or borrower should inform the Central Bank if the foreign currency used to make the pertinent payments is sourced from credit transactions for which the foreign currency has been used directly abroad or if the corresponding payment obligation is fulfilled abroad using funds other than those indicated in Chapter XIV.

     Any change in the terms of the transaction, substitution of the debtor or creditor, total or partial assignments of credits or rights regarding investments or capital contributions must be reported to the Central Bank of Chile within 10 days after formalization.

     Likewise, in the case of foreign loans obtained through the placement of convertible bonds, the issuer shall inform the Central Bank of Chile in the same manner and term mentioned above, of any increase or decrease in their registered amount as a result of the conversion of convertible bonds denominated and payable in Chilean Pesos, for other convertible bonds denominated and payable in foreign currency or shares, as applicable, acquired by foreign investors with proceeds that had entered Chile under the terms of Chapter XIV.

     According to Chapter XIV, the Central Bank established that, credits relating to acts, agreements or contracts which create a direct obligation of payment or remittance of foreign currency abroad by persons domiciled or residing in Chile, that exceed on an individual basis the sum of US$100,000 or the equivalent in other foreign currencies, absent any special rule in the CNCI, shall be reported to the Central Bank by the obligor either directly or through a MCF entity using the forms contained in the CNCI, within 10 days from formalization.

     In addition, transactions recorded prior to April 19, 2001 will continue to be governed by the rules in force at the time of their recordation, notwithstanding the right afforded to the parties thereto to subject them to the new regulations, in which case any favorable or adverse effect that may arise by a change in the regulations applicable to this type of foreign exchange transaction need be considered.

     In February 1999, with authorization from the Central Bank, we accessed the proceeds of the sale of bonds by Andina to Chile, subject to the exchange regulations governing at that time.

     It is expected that all purchases of U.S. dollars in relation to the payment of debt securities issued directly by Andina (and not through its branch in the Cayman Islands) will be made on the MCF. According to governing rules of the Central Bank, however, we may buy U.S. dollars on the Secondary Exchange Market to make payments on any debt security issued through the Cayman Islands branch of Andina. However, we cannot give any assurance that we will be able to buy U.S. Dollars on the Secondary Exchange Market at the time or in the amounts required to service the debt related to any of the debt securities. Nor can there be any guarantee that other regulations of the Central Bank or legislative changes relating to foreign exchange control in Chile will not restrict or impede our ability to purchase U.S. Dollars to make payments regarding debt securities.

     The Central Bank unilaterally decides whether to grant authorizations for international bond offerings, and although other authorizations of the Central Bank have never been cancelled once issued, the Central Bank did request that lenders renegotiate the terms of their loans during the renegotiation of the foreign debt of Chile in the eighties.

     We cannot give any assurance that the Central Bank will impose no future restrictions applicable to the holders of debt securities, nor can we make any evaluation of the duration or impact of those restrictions, if imposed.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     Our By-Laws (“Estatutos”) are hereby incorporated by reference from our annual report on form 20-F for the fiscal year ended December 31, 1996.

Material Contracts

     The following is the only new material contract entered into since our annual report presented to the SEC in 2003:

     On August 10, 2004, Refrescos entered into an agreement with Recofarma Industria do Amazonas Ltda. (“Recofama”), Refrigerantes Minas Gerais Ltds. (“RMG”) and Companhia Mineira de Refrescos S.A. (“CMR” and together with Recofama and RMG, the “Counterparties”), pursuant to which the parties agreed to swap franchise territories for the production and distribution of Coca-Cola brand soft drinks. Pursuant to the terms of this transaction, which was approved by the respective votes of the shareholders of the companies, Refrescos sold its equity stake in a newly-formed company named Franquia 2299-Atendimento Personalisado Ltda., to which it had previously contributed all of the assets, production and distribution rights for Coca-Cola soft drinks in the territory denominated Governador Valadares in the State of Minas Gerais, to the Counterparties. In consideration for this transfer, Refrescos received all of the Counterparties’ equity interest in Zohhal Industria de Refrigerantes Ltda. (“Zohhal”), which owned all of the assets, production and distribution rights for Coca-Cola soft drinks in the territory known as Nova Iguaçú in the State of Rio de Janeiro.

     On August 28, 2004, after completion of all operational transitions and adjustments provided for in the agreement, the parties formalized the transfers of their respective territories and Refrescos acquired all rights to produce and distribute Coca-Cola brand products in the Nova Iguaçú territory. As required by Brazilian law, all filings and registrations required in connection with this transaction were presented with the Commercial Board of Rio de Janeiro.

     In March 2000, we finalized negotiations with the Coffin Group for the acquisition of a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Río de Janeiro and Minas Gerais, which was serviced by the Coffin Group through Perma. Total control of the Perma franchise license was assumed by Refrescos for a total cost to us of US$74.5 million.

     The franchise authorizes the production, sale, and distribution of products under The Coca-Cola Company trademark in the above-mentioned territories, which have a population of 8.8 million inhabitants, representing a 70% increase in the volume of operations.

     Refrescos entered into an agreement with Kaiser in December 1993 for the exclusive representation of the Kaiser and Heineken beers in Refrescos’ operating territory. The duration of said agreement was 5 years, with the possibility of renewal. In November 1998, that term was extended to December 27, 2000, renewable for two years. On December 19, 2000, Refrescos exercised its contractual rights to request the renewal of the agreement through March 31, 2003. Without prejudice to the foregoing, on March 19, 2002, The Coca-Cola Company, Kaiser, Molson and the Association of Brazilian Producers of Coca-Cola soft drinks (of which Refrescos is a member) executed a Memorandum of Understanding and an Agreement with a term of 20 years. This agreement establishes the general principles applied by Kaiser and the distributors thereof to the distribution of beers produced or imported by Kaiser through the Coca-Cola distribution system with a term of 20 years. On May 30, 2003, Kaiser and its distributors (including Refrescos) executed a new twenty year distribution agreement which is renewable for another twenty-year period.

     In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. We are a party to the following bottler agreements: (i) with respect to the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company (the “Chilean Bottler Agreement”), which was extended for a term of five years as of January 18, 2003; (ii) with respect to the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil with The Coca-Cola Company as an intervening party (collectively, the “Brazilian Bottler Agreement”), which is due to expire on April 2, 2008; (iii) with respect to the Argentine territory, bottler agreements, between Edasa and The Coca-Cola Company (the “Argentine Bottler Agreements”), which are due to expire on December 10, 2006; and (iv) with respect to the Chilean territory, a bottler agreement entered into between Vital and The Minute Maid Company and a mineral water production and bottling agreement entered into between Vital and C-C Chile (together the “Vital Bottler Agreements”) which are due to expire on December 31, 2008 (the Chilean Bottler Agreement, the Brazilian Bottler Agreement, the Argentine Bottler Agreements and the Vital Bottler Agreements, collectively, the “Bottler Agreements”). Bottler Agreements are renewable upon request by the bottler at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration, and even if they are renewed, we cannot assure you that the agreements will be renewed on the existing terms.

Foreign Investment and Exchange Controls in Chile

     The Central Bank of Chile (“BCC”) is responsible, among other things, for setting monetary policies and exchange controls in Chile. Equity investments, including investments in shares of stock by non-resident persons and entities, are generally subject to various exchange control regulations restricting both the repatriation of their investments from Chile and the earnings accrued thereon. Registration of foreign investments in Chile, including investments in shares of common stock of Chilean companies, give investors access to the Chilean Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended, or with the BCC under the Central Bank Act and Chapter XIV of the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales or “CFER”) of the BCC.

     On April 16, 2001, the BCC agreed that, effective April 19, 2001, prior foreign exchange restrictions would be eliminated and that a new CFER would be enacted. The main purpose of these amendments, as declared by the BCC, is to ease the free flow of capital to and from Chile and to foster foreign investment.

     The BCC deleted Chapter XXVI of the CFER, which regulated the issuance and placement of ADRs by Chilean corporations. Pursuant to the new rules, it is no longer necessary to first seek the BCC’s approval to issue ADRs, nor to enter into a foreign investment contract with the BCC. The issuance of ADRs is now regarded as an ordinary foreign investment and simply requires that the BCC be informed of the transaction, pursuant to Chapter XIV of the CFER, and that the transaction be conducted exclusively through the FEM. The new rules do not derogate the existing Foreign Investment Contract (“FIC”) entered into between Andina and the Central Bank of Chile.

     In the case of Andina, the ADR mechanism was subject to: (a) an agreement entered into between Andina, The Bank of New York (in its capacity as Depositary for the shares represented by the ADSs) and the BCC, pursuant to Article 47 of the Central Bank Act, under Chapter XXVI, Title I of the CFER (which, as stated, remained in force until April 18, 2001) governing the issuance of ADSs by Chilean corporations, and; (b) the FIC, which grants the Depositary and holders of ADRs access to the FEM. Banco de Chile had acted as Custodian since December 31, 2002. On May 5, 2003, Banco Santander Chile replaced Banco de Chile as Custodian, as requested by The Bank of New York pursuant to an amendment of Chapter XII (in accordance with Title I of the CFER), which applies to our ADRs.

     Under Chapter XIV of the CFER, if the funds to purchase the common shares underlying the ADSs are brought into Chile, the Depositary must deliver, on behalf of foreign investors, an annex providing information on the transaction to the FEM entity involved, together with a letter instructing such entity to deliver the foreign currency or the equivalency in pesos, on or before the date the foreign currency is brought or is to be brought into Chile.

     If foreign investors do not invest funds in Chile to purchase the common shares underlying the ADSs, the Depositary, on behalf of the foreign investors, must provide the annex and letter, mentioned above, to the BCC directly or through the FEM entity within ten days following the date on which payment is made. Repatriation of amounts received with respect to deposited common shares or common shares withdrawn from deposits on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising therefrom) need be made through the FEM. The FEM entity intervening in the repatriation must provide certain information to the BCC on the following banking business day.

     Furthermore, Chapter XIV of the CFER provides that payments and remittances of funds from Chile are governed by the rules in effect at the time payments or remittances are made. Therefore, any changes made to Chilean laws and regulations after the date hereof may affect foreign investors who have acquired ADSs. We cannot give any assurance that new regulations of the BCC or further legislative changes to the current foreign exchange control regime in Chile will not affect our ability to remit foreign currency to make the relevant payments.

     Under Chapter XXVI and the FIC, the BCC agreed to grant to the Depositary, on behalf of Series A and Series B ADR holders, and to any investor not residing nor domiciled in Chile who withdraws Series A Shares or Series B Shares upon surrender of Series A or Series B ADRs (hereinafter the “Withdrawn Shares”), FEM access to convert Chilean pesos into U.S. Dollars (and to remit those Dollars outside Chile) with respect to Series A and Series B common shares represented by Series A and Series B ADSs or Withdrawn Shares, including amounts received as:

(1)	cash dividends;

(2)	proceeds from the sale in Chile of Withdrawn Shares;

(3)	proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares;

(4)	proceeds from the liquidation, merger or consolidation of Andina;

(5)	proceeds from the sale in Chile of common shares received as dividends; and

(6)	other distributions, including those in respect of any re-capitalization resulting from holding Series A or Series B shares represented by Series A or Series B ADSs or by Withdrawn Shares. Investors that receive Withdrawn Shares in exchange of Series A or Series B ADRs shall be authorized to re-deposit them in exchange of Series A or Series B ADRs, provided the conditions necessary to re-deposit them are met.

     The guarantee of FEM access under the FIC will extend to the participants of the ADS offering if the following requirements are met: (1) the funds to purchase the Series A shares or Series B shares underlying the ADSs are brought into Chile and converted into Chilean pesos through the FEM; (2) the purchase of the underlying Series A shares or Series B shares is made on a Chilean stock exchange; and (3) within five business days from the conversion of the funds into Chilean pesos, the BCC is informed that the funds thus converted were used to purchase the underlying Series A shares or Series B shares.

     Chapter XXVI provides that FEM access in connection with dividend payments is conditioned to our certifying to the BCC that a dividend payment has been made and that any applicable tax has been withheld. We agreed to provide this certification. Chapter XXVI also provides that FEM access in connection with the sale of Withdrawn Shares, or distribution thereon, is conditioned upon receipt by the BCC of (1) a certificate by the Depositary or Custodian, as the case may be, that the Series A shares or Series B shares have been withdrawn in exchange for delivery of the appropriate ADRs, and (2) a waiver of the benefits of the FIC with respect to ADRs (except in connection with the proposed sale of the Series A shares or Series B shares) until the Withdrawn Shares are re-deposited.

     Chapter XXVI and the FIC provide that an entity or person who brings foreign currency into Chile to purchase Series A shares or Series B shares pursuant to the FIC must convert that foreign currency into Chilean pesos on the date of entry into Chile, and must invest in Series A or Series B shares within five banking business days in order to receive the benefits of the FIC. If that entity or person does not invest in Series A or Series B shares within that period, it can access the FEM to reacquire foreign currency, provided that the request is submitted to the BCC within seven banking business days of the initial conversion into pesos. Series A shares or Series B shares acquired as described above may be deposited in exchange for ADRs and the entity or person will receive the benefits of the FIC, subject to: (1) receipt by the BCC of a certificate from the Depositary that the Series A or Series B shares have been deposited and that the related ADRs have been issued; and (2) receipt by the Custodian of a declaration from the person making the deposit waiving the benefits granted by the FIC with respect to the deposited Series A or Series B shares.

     FEM access under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access needs the BCC’s approval on a request submitted to that end through a banking institution established in Chile. The FIC provides that if the BCC has not acted upon the request within seven banking days, the request is deemed to have been granted.

     Under current Chilean law, the BCC cannot unilaterally change the FIC. Judicial precedent (although not binding on future judicial decisions) also established that the FIC cannot be annulled by future legislative changes. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, to the disposition of underlying Series A or Series B shares, or to the repatriation of proceeds from their disposition, will not be imposed in the future; nor can there be any assessment of the duration or impact of any restrictions that might be imposed. If for whatever reason, including changes in the FIC or Chilean law, the Depositary is prevented from converting Chilean pesos into U.S. Dollars, the investors shall receive dividends or other payments in Chilean pesos, which shall subject the investors to exchange rate risks. It cannot be assured that the CFER, as amended, or any other exchange regulation will not be amended in the future, or that if new regulations are enacted that they shall have no material bearing on Andina or the holders of the ADS.

     No assurance can be given that Andina will be able to purchase U.S. Dollars in the Informal Exchange Market at any time in the future, nor that any such purchase will be for the amounts necessary to pay any sum due under any of its debt instruments. Likewise, it is not possible to guarantee that changes to the regulations of the BCC or other legislative changes relating to exchange controls will not restrict nor impair Andina’s ability to purchase U.S. Dollars in order to make payment on its debt instruments.

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

Company taxable income	$100.0
First Category Tax (17.0% of Ch$100) (1)	(17.0)
Net distributable income	83.0

Dividend distributed	83.0

Withholding Tax (35% of the sum of Ch$83.0 dividend plus Ch$17.0 First Category Tax paid)	(35.0)
Credit for First Category Tax	17.0

Net additional tax withheld	(18.0)

Net dividend received	65.0

Effective dividend withholding rate (18.0/83.0)	21.7%

(1)	Effective rate as of January 1, 2004.

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

     United States Tax Considerations

     The following discussion summarizes certain U.S. federal income tax consequences of an investment in ADSs or shares of Common Stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or shares of Common Stock. In particular, the discussion is directed only to U.S. holders that hold ADSs or shares of Common Stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, investors in pass-through entities, corporations that accumulate earnings to avoid federal income tax, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADSs or shares of Common Stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders of 10% or more of our voting shares, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADSs or shares of Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or shares of Common Stock should consult their tax advisors. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or shares of Common Stock.

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

     The Chilean Withholding Tax (net of any credit for the First Category Tax) paid by or for the account of any U.S. holder may be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADSs or shares of Common Stock generally will be foreign source income and will generally constitute “passive income.” Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (i) has held ADSs or shares of Common Stock for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares of Common Stock. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

     Estate and Gift Taxation

     As discussed above under “Chilean Tax Considerations — Other Chilean Taxes,” there are no Chilean inheritance, gift or succession taxes applicable to the transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares of Common Stock by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. holder. U.S. holders should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes.

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

Tax Considerations Relating to Debt Securities

     General

     In October 1997, we issued US$150 million 7% Notes Due 2007 (the “2007 Notes”), US$100 million 7 5/8% Notes due 2027 (the “2027 Notes”) and US$100 million 7 7/8% Debentures Due 2097 (the “2097 Debentures,” together with the 2007 Notes and the 2027 Notes, the “Debt Securities”). The following is a summary of certain Chilean tax and U.S. federal income tax considerations relating to the purchase, ownership and disposition of Debt Securities. The summary does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase Debt Securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Chile.

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

     As described above, we have agreed, subject to specific exceptions and limitations, to pay to the Foreign Holders of Debt Securities Additional Amounts in respect of the Chilean Interest Withholding Tax mentioned above in order that the interest or premium, if any, the Foreign Holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by such Foreign Holder in the absence of such Chilean Interest Withholding Tax. See “Item 9. The Offer and Listing—Debt Securities.” Under Chile’s Income Tax Law and regulations thereunder, payments of principal we make with respect to the Debt Securities to a Foreign Holder will not be subject to any Chilean taxes.

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

     The initial issuance of the Debt Securities is subject to stamp tax of 1.608% of the aggregate principal amount of the Debt Securities, which will be payable by the Company when and if the Debt Securities are brought into Chile. If the Debt Securities are issued through our offshore branch and are not subsequently brought into Chile, no stamp tax will be payable. If the stamp tax is not paid when due, Chilean tax law imposes a penalty up to three times the amount of the tax due plus interest. In addition, until such tax (and any penalty) is paid, Chilean courts would not enforce any action based on the Debt Securities. A Foreign Holder will not be liable for Chilean stamp, registration or similar taxes.

     United States Tax Considerations

     The following summary describes certain U.S. federal income tax consequences of the ownership of Debt Securities by U.S. holders (as defined below) as of the date hereof. Except where noted, it deals only with Debt Securities held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, investors in pass-through entities, persons holding the Debt Securities as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for the alternative minimum tax, corporations that accumulate earnings to avoid federal income tax or holders of Debt Securities whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds our Debt Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Debt Securities, you should consult your tax advisors.

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

          Payments of Interest

          Interest on the Debt Securities will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder’s method of accounting for tax purposes. In addition to interest on the Debt Securities, a U.S. holder will be required to include in income any Additional Amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. holder. A U.S. holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code, including that the election to deduct or credit foreign taxes applies to all of the U.S. holder’s foreign taxes for a particular year. Interest income, including Chilean taxes withheld therefrom and Additional Amounts on the Debt Securities, generally will constitute foreign source income and generally will be considered “passive” income, which are treated separately from other types of income in computing the foreign tax credit that may be allowable to U.S. holders under U.S. federal tax laws. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Recently enacted legislation may deny a foreign tax credit for Chilean taxes imposed with respect to the Debt Securities where a U.S. holder does not meet a minimum holding period requirement during which the holder is not protected from risk of loss. The rules governing the foreign tax credit are complex. We urge investors to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Market Discount

          If a U.S. holder purchases a Debt Security for an amount that is less than its principal amount, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, the U.S. holder will be required to treat any payment, other than interest, on, or any gain on the sale, exchange, retirement or other disposition of, a Debt Security as ordinary income to the extent of the market discount that the U.S. holder has not previously included in income and are treated as having accrued on the Debt Security at the time of its payment or disposition.

          In addition, the U.S. holder may be required to defer, until the maturity of the Debt Security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the Debt Security. A U.S. holder may elect, on a bond-by-bond basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. U.S. holders should consult their own tax advisors before making this election.

          Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Debt Security, unless you elect to accrue on a constant interest method. A U.S. holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Amortizable Bond Premium

          A U.S. holder that purchases a Debt Security for an amount in excess of its principal amount, will be considered to have purchased the Debt Security at a “premium.” The U.S. holder may elect to amortize the premium over the remaining term of the Debt Security on a constant yield method as an offset to interest when includible in income under the holder’s regular accounting method. If the U.S. holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss the holder would otherwise recognize on disposition of the Debt Security.

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

Documents on Display

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC directly from its website http://www.sec.gov. We also file reports with the Chilean Superintendencia de Valores y Seguros. You may read and copy any materials filed with the SVS directly from its website http://www.svs.cl. The documents referred to in this annual report can be inspected at Avenida Andrés Bello 2687, 20th Floor, Las Condes, Santiago, Chile. Chilean law may restrict our shareholders’ right of inspection to certain days and times.

NYSE and Chilean Corporate Governance Requirements

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
303 A.01 Independence	Members of the Board of Directors must be independent in their majority.	There is no legal obligation to have a Board of Directors composed mainly of independent members. In addition, according to section 303 A regarding Controlled Companies, the requirements of 303 A do not apply to our Company.[1]

303 A.02 Test of Independence	Members of the Board of Directors must meet the Test of Independence.	No similar legal obligation exists under Chilean law. However, Chilean law defines a director as independent if he is elected by votes of shareholders who are not controlling shareholders or otherwise related to controlling shareholders.

303 A.03 Meetings of Non-Management Directors	Non-Management Directors must meet regularly without management of the company.	No similar legal obligation exists under Chilean law. Under Chilean law, the position of director of a corporation is incompatible with the position of manager, auditor, accountant or

[1]	A listed company of which more than 50% of the voting power is held by an individual, a group or another company need not comply with the requirements of Sections 303A.01,.04 or.05. A controlled company that chooses to take advantage of any or all of these exemptions must disclose that it is a controlled company and the basis for the determination in its annual proxy statement or, if the company does not file an annual proxy statement, in the company’s annual report on Form 10-K filed with the SEC. Controlled companies must comply with the remaining provisions of Section 303A.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
president of the company. The Non-Management Director does not exist under Chilean law. Directors, however, are required to convene in legally established meetings to resolve matters required by Chilean Corporation Law.

303 A.04 Corporate Governance Committee	Listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors and must have a written charter addressing certain matters.	There is no similar legal obligation under Chilean law. In addition, section 303 A regarding Controlled Companies does not apply to our Company. Chilean Andina has a Directors’ Committee whose functions are set by Chilean Corporation Law.

303 A.05 Compensation Committee	Listed companies must have a Compensation Committee composed entirely of independent directors, and must have a written charter addressing certain matters.	There is no similar legal obligation under Chilean law. In accordance with Chilean law, the above-mentioned Directors’ Committee is in charge of reviewing management compensation. In addition, section 303 A regarding Controlled Companies does not apply to our Company.

303 A.06 Audit Committee	•	Listed companies must have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	No similar legal obligation exists under Chilean law. However, in accordance with the Chilean Public Companies Law 18,046, public companies that have a net worth of more than 1.5 million UFs must have a Committee of Directors, formed by three independent board members and the controller. The Committee’s compensation is set by the ordinary shareholders’ meeting, and it performs the following functions: (1) examines reports of account inspectors and external auditors, financial statements and issues an opinion on these reports and statements; (2) proposes external auditors and rating agencies to the Board of Directors; (3) examines conflicts of interest and informs the Board regarding such conflicts; (4) examines compensation systems and plans for directors and executive officers; and (5) any other matters that the bylaws, the shareholders’ meeting or the Board of Directors decides.

	•	The Audit Committee must have a minimum of three members.

	•	In addition to any requirement of Rule 10A-3(b)(1), all Audit Committee members must satisfy the requirements for independence set out in Section 303 A.02.

	•	The Audit Committee must have a written charter addressing certain matters.

	•	We have not yet appointed an Audit Committee that complies with the requirements of the Sarbanes-Oxley Act or the rules of the NYSE. As a foreign private issuer, we have until July 31, 2005 to

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
comply with the Audit Committee requirements of U.S. securities laws. We have, however, designated the Directors’ Committee whose functions overlap in many respects the functions of an Audit Committee. See “Item 6. Directors, Senior Management and Employees — Directors’ Committee.” Two of the three members of the Directors’ Committee are independent directors for purposes of the Sarbanes-Oxley Act.

303 A.07 Internal Audit Function	Listed companies must maintain an Internal Audit Function to provide management and the Audit Committee with ongoing assessments of the company’s risk management processes and systems of internal control. A listed company may choose to outsource this function to a third party service provider other than its independent auditor.	There is no similar obligation under Chilean law. Chilean law requires that companies must have both external auditors and an audit department. However, Andina will designate an Audit Committee in accordance with Rule 10 A.3 before July 31, 2005.

303 A.08 Voting on Compensation Plans	Shareholders must have the opportunity to vote on compensation plans regarding board members, executives and employees.	Directors’ compensation is annually approved during the Company’s General Shareholders’ Meeting.

303 A.09 Corporate Governance	Listed companies must adopt and disclose Corporate Governance Practices.	Chilean Law does not require the adoption of Corporate Governance Practices because they have been established by Chilean Corporate Law.

303 A.10 Code of Business Conduct	A company must adopt a Code of Business Conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.	There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
In 1996, Andina created a Code of Business Conduct that applies to the entire Company, which does not require or prohibit behavior that contravenes Chilean Law. This Code of Business Conduct is available on our website at http://www.koandina.com/.

303 A.11 Summary of Differences	A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE as applicable to U.S. domestic listed companies.	No similar obligation exists under Chilean law. The Summary of Differences is incorporated in the 20-F Form.

303 A.12 CEO Certification	•	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	No similar obligation exists under Chilean law. However, in accordance with Chilean law, the directors of a company must annually submit for approval the company’s annual report and financial statements to its shareholders at the company’s annual shareholders’ meeting. Similarly, public companies must, from time to time, provide all relevant company information by means of the publications and notifications established by law.

	•	Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any of the applicable provisions of Section 303 A.

	•	Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the Board of Directors or any of the committees subject to Section 303 A. The annual and interim Written Affirmations must be in the form specified by the NYSE.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
303 A.13 Public Reprimand	The NYSE may issue a Public Reprimand letter to any listed company, regardless of the type of security listed or country of incorporation if it determines the company has violated a NYSE listing standard.	No similar obligation exists under Chilean law, with the exception of sanctions imposed by the Chilean Superintendence of Securities (SVS).

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

     The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2004.

															Estimated
															Fair Market
	Expected Maturity Date														Value
	2005		2006		2007		2008		2009		Thereafter		Total		Total
	(in millions of Ch$)

Interest Earning Assets

Bonds	Ch$	5,578	Ch$	2,830	Ch$	6,985	Ch$	13,921		––	Ch$	69,033	Ch$	98,347	Ch$	101,929
Weighted average interest rate		7.38%		8.25%		8.34%		7.50%		––		6.40%		6.80%

Time deposits and credit link	Ch$	4,743	Ch$	56,273	Ch$	3,478	Ch$	5,574		––		––	Ch$	70,068	Ch$	70,068
Weighted average interest rate		5.85%		6.06%		3.95%		6.94%		––		––		6.01%

Interest Bearing Liabilities

Long-term debt
Fixed Rate

Bonds	Ch$	12,382	Ch$	11,429	Ch$	29,308	Ch$	4,762	Ch$	1,885	Ch$	64,418	Ch$	124,184	Ch$	138,412
Weighted average interest rate		6.20%		6.20%		6.69%		6.20%		6.50%		6.54%		6.50%

Bank liabilities		––	Ch$	44,592		––		––		––		––	Ch$	44,592	Ch$	44,592
Weighted average interest rate		––		6.51%		––		––		––		––		6.51%		––

Variable Rate
Bank liabilities	Ch$	715	Ch$	591	Ch$	361						––	Ch$	1,667	Ch$	1,667
Weighted average interest rate		13.52%		15.54%		15.60%		––				––		14.69%

Foreign Currency Risk

     At December 31, 2004, our main long-term interest bearing debt is subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. We manage such risk by maintaining cash, deposits, money market mutual funds and bonds in U.S. dollars amounting to Ch$176,987 at December 31, 2004, representing 274% of total long-term U.S. dollar debt at such date. Notwithstanding the aforementioned, our dollar-denominated financial assets are protected against fluctuations in the exchange rate for U.S. dollars by means of a “Cross Currency Swap” hedge agreement. The hedged amount totaled Ch$97,492 at December 31, 2004, with which the ratio of the Company’s dollar-denominated liabilities would amount to 123% .

     The following table summarizes the financial instruments denominated in foreign currencies we held as of December 31, 2004.

	Expected Maturity Date												Estimated
									There-				Fair Market
	2005		2006		2007		2008	2009	after		Total		Value
	(in millions of Ch$)

Assets
US$ denominated:
Cash	Ch$	2,822		––		––	––	––		––	Ch$	2,822	Ch$	2,822
Money market mutual funds		5,750		––		––	––	––		––		5,750		5,750
Time deposit and credit link		4,743		56,273		3,478	5,574	––		––		70,068		70,068
Bonds		5,578		2,830		6,985	13,921	––		69,033		98,347		101,929
Foreign currency contracts		2,696		820		6,369	8,812	––		1,638		20,335		20,335

Liabilities
US$ denominated:
Long-term liabilities:
Bonds		––		––	Ch$	17,879	––	––	Ch$	2,230	Ch$	20,109	Ch$	21,615
Weighted average interest rate		––		––		7.00%	––	––		7.63%		7.07%
Bank liabilities		––	Ch$	44,592		––	––	––		––	Ch$	44,592	Ch$	44,592
Weighted average interest rate		––		6.51%		––	––	––		––		6.51%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     The information requested by this item has been previously provided in the annual report for the year 2003. See “Item 4. Information on the Company—Part A. History and Development of the Company.”

ITEM 15. CONTROLS AND PROCEDURES

     The Company maintains a set of disclosure controls and procedures that are designed to ensure that information relating to the Company (including its consolidated subsidiaries) required to be disclosed in this annual report under the Securities Exchange Act of 1934, as amended (the ‘‘Securities Exchange Act’’), is recorded, processed, summarized and reported in a timely manner under the Securities Exchange Act. We carried out an evaluation, under the supervision and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Company’s chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2004. There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     In accordance with Chilean laws and regulations, our board of directors, at its meeting on April 27, 2004, elected the following three members of what is called the “Directors’ Committee,”: Mr. Albert Cussen Mackenna, Mr. José Antonio Garcés Silva and Mr. Gonzalo Said Handal.

     At the same meeting, our board of directors determined that Mr. Albert Cussen M. meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. Mr. Albert Cussen M. satisfies the independence requirements of U.S. securities laws and currently is a member of other boards of directors of Chilean publicly traded companies, and has had at least 10 years of experience in financial matters. Mr. Cussen has been chief executive officer of other Chilean publicly traded companies, including Provida, Madeco and chief financial officer of Codelco.

ITEM 16B. CODE OF ETHICS

     We have adopted a “Code of Business Conduct” that constitutes a code of ethics for our employees. This code applies to our chief executive officer and all senior financial officers of our Company, including the chief financial officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our websites, free of charge, at www.koandina.com and www.andina.cl. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on the above mentioned website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees Paid To Independent Public Accountants

     The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

	Year Ended December 31,
	2004			2003
						% of Total
Services rendered	Fees		% of Total Fees	Fees		Fees
	(amounts in millions of Ch$)

Audit fees (1)		228	77%		216	68%
Audit-related fees (2)		29	10		55	17
Tax fees (3)		39	13		49	15

Total	Ch$	296	100%	Ch$	320	100%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

     Directors’ Committee Pre-Approval Policies and Procedures

     We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by our director’s committee. Any service proposals submitted by external auditors need to be discussed and approved by the directors’ committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board of directors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements, together with the report of independent registered accounting firm, are filed as part of this annual report:

Exhibits

     The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

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

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of December 31, 2004 and 2003 and for each
    of three years in the period ended December 31, 2004

CONTENTS

Report of independent registered accounting firm
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	Unidades de Fomento (Chilean government inflation-indexed monetary units)
A$	-	Argentine pesos
ThA$	-	Thousands of Argentine pesos
R$	-	Brazilian reals
ThR$	-	Thousands of Brazilian reals
	€-	Euro
Th€	-	Thousands of Euro

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders and Board of Directors, of
Embotelladora Andina S.A.

We have audited the accompanying Consolidated Balance Sheets of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related Consolidated Statements of Income and of Cash Flows for each of the three years in the period ended December 31, 2004, all expressed in thousands of constant Chilean pesos of December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

/s/PricewaterhouseCoopers

Santiago, Chile
June 29, 2005

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in
Thousands of constant Chilean pesos of December 31, 2004)

			At December 31,
ASSETS	Note		2004	2003

			ThCh$	ThCh$

CURRENT ASSETS
Cash			13,826,989	9,579,370
Time deposits	3		7,561,598	6,767,470
Marketable securities	4		16,081,715	25,720,902
Trade accounts receivable (net)	5		31,217,559	29,072,982
Notes receivable (net)	5		10,001,535	11,728,404
Other receivables (net)	5		16,274,670	14,017,641
Amounts receivable from related companies	6 a	)	82,074	—
Inventories (net)	7		20,717,573	20,182,359
Recoverable taxes			5,572,967	4,683,314
Prepaid expenses			1,892,602	2,187,216
Deferred income taxes	8 b	)	—	1,382,778
Other current assets	9		9,092,734	5,690,442

Total current assets			132,322,016	131,012,878

PROPERTY, PLANT AND EQUIPMENT	10
Land			14,277,192	14,522,927
Buildings and improvements			91,456,638	94,308,584
Machinery and equipment			217,520,647	228,020,894
Other property, plant and equipment			180,840,046	179,132,218
Technical reappraisal of property, plant and equipment			1,944,052	1,944,052
Less: Accumulated depreciation			(352,411,864)	(344,616,057)

Total property, plant and equipment			153,626,711	173,312,618

OTHER ASSETS
Investments in unconsolidated affiliates	11		20,012,845	19,900,898
Investments in other companies			54,250	624,762
Goodwill (net)	12		83,815,110	90,178,751
Long-term receivables			46,948	62,912
Amounts receivable from related companies	6 a	)	33,652	51,823
Intangibles (net)			214,903	322,167
Other long-term assets	13		189,604,765	184,594,878

Total other assets			293,782,473	295,736,191

Total assets			579,731,200	600,061,687

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2004)

			At December 31,
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	Note		2004	2003

			ThCh$	ThCh$

CURRENT LIABILITIES
Short-term bank borrowings	14 a	)	18,295,859	5,334,402
Current portion of long-term bank borrowings	14 b	)	1,920,943	2,049,084
Current portion of bonds payable	16		13,282,248	13,392,542
Dividends payable			6,904,006	4,055,344
Trade accounts payable			33,635,007	32,691,155
Notes payable			5,000	32,059
Other creditors			2,906,499	3,033,138
Amounts payable to related companies	6 b	)	10,305,520	9,936,384
Other accrued liabilities	17		319,138	3,416,866
Withholdings			13,628,290	14,518,953
Income taxes payable			4,917,045	4,160,194
Unearned income			—	35,162
Deferred income taxes	8 b	)	135,756	—
Other current liabilities			140,463	—

Total current liabilities			106,395,774	92,655,283

LONG-TERM LIABILITIES
Long-term bank borrowings	15		45,543,866	50,542,180
Bonds payable	16		111,802,542	125,235,043
Other creditors			164,532	234,421
Other accrued liabilities	17		16,949,693	12,035,592
Deferred income taxes	8 b	)	379,453	1,369,028
Other long-term liabilities			7,594,829	7,432,858

Total long-term liabilities			182,434,915	196,849,122

MINORITY INTEREST	19		51,881	49,318

COMMITMENTS AND CONTINGENCIES	25		—	—

SHAREHOLDERS’ EQUITY	20
Paid-in capital			191,027,986	191,027,986
Other reserves			14,574,144	26,115,560
Retained earnings from previous years			56,671,256	88,979,102
Net income for the year			40,158,726	16,148,413
Interim dividends			(11,583,482)	(11,763,097)

Total shareholders’ equity			290,848,630	310,507,964

Total liabilities and shareholders’ equity			579,731,200	600,061,687

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2004)

			For the years ended December 31,
	Note		2004	2003	2002

			ThCh$	ThCh$	ThCh$
OPERATING INCOME
Net sales			413,754,219	396,527,668	412,279,923
Cost of sales			(253,652,325)	(253,392,620)	(271,407,895)

Gross profit			160,101,894	143,135,048	140,872,028
Administrative and selling expenses			(97,215,835)	(94,243,059)	(97,886,841)

Operating income			62,886,059	48,891,989	42,985,187

NON-OPERATING INCOME AND EXPENSE
Financial income			23,316,793	31,633,668	25,399,366
Share of gain from unconsolidated affiliates	11		988,287	1,869,083	9,439,832
Other non-operating income	21		1,125,715	9,675,755	2,573,240
Amortization of goodwill	12		(6,936,450)	(6,783,813)	(8,276,373)
Financial expense			(19,140,483)	(20,479,724)	(20,913,333)
Other non-operating expense	21		(6,479,775)	(8,005,198)	(25,584,012)
Price-level restatement			(1,196,109)	1,355,247	(7,448,193)
Exchange (losses) gains, net			(10,457,832)	(40,970,616)	24,816,987

Non-operating (expense) income			(18,779,854)	(31,705,598)	7,514

Income before income tax expense and minority interest			44,106,205	17,186,391	42,992,701
Income tax expense	8 c	)	(3,944,802)	(1,034,830)	(8,804,713)

Income before minority interest			40,161,403	16,151,561	34,187,988
Income attributable to minority interest	19		(2,677)	(3,148)	(2,720)

Net income			40,158,726	16,148,413	34,185,268

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2004)

	For the years ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	561,753,378	548,926,787	601,087,747
Financial income received	10,141,633	20,649,246	16,582,704
Dividends and other distributions received	3,438,433	—	11,925,156
Collection of other receivables	24,262	31,776	12,855
Payments to suppliers and personnel	(413,015,077)	(411,640,979)	(436,091,602)
Interest paid	(17,050,183)	(17,650,038)	(17,481,035)
Income tax payments	(4,233,232)	(4,877,713)	(4,678,695)
Other expenses	(19,445)	(23,795)	—
VAT and other similar items paid	(70,751,079)	(61,319,251)	(69,585,958)

Net cash provided by operating activities	70,288,690	74,096,033	101,771,172

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from banks	60,090,409	52,920,211	52,992,899
Other financing activities	8,211	—	—
Dividends paid	(45,756,047)	(52,284,465)	(60,852,004)
Payments of loans	(46,879,365)	(55,793,281)	(57,175,701)
Repayments of bonds	(11,262,121)	(5,738,468)	(966,109)

Net cash used in financing activities	(43,798,913)	(60,896,003)	(66,000,915)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Proceeds from sales of property, plant and equipment	855,778	951,991	654,838
Proceeds from sales of other investments	22,435,555	153,145,209	44,576,994
Collections of loans to related companies	—	—	298,152
Additions to property, plant and equipment	(25,240,989)	(25,976,540)	(24,680,950)
Purchases of territory	(7,864,914)	—	—
Permanent investments	(903,900)	—	—
Loans to related companies	—	—	(294,155)
Purchases of other investments	(26,873,219)	(146,375,986)	(60,169,134)

Net cash used in investing activities	(37,591,689)	(18,255,326)	(39,614,255)

Net cash flows from operating, financing and investing activities	(11,101,912)	(5,055,296)	(3,843,998)

PRICE – LEVEL RESTATEMENT OF CASH AND CASH EQUIVALENTS	(3,826,813)	(4,251,118)	(6,334,604)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(14,928,725)	(9,306,414)	(10,178,602)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	42,067,742	51,374,156	61,552,758

CASH AND CASH EQUIVALENTS AT END OF YEAR	27,139,017	42,067,742	51,374,156

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2004)

	For the years ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	40,158,726	16,148,413	34,185,268
Income on sales of assets:
Loss (gain) on sale of property, plant and equipment	281,381	(199,635)	(345,070)
Gain on sale of investments	—	(1,962)	(740,377)
(Gain) loss on sale of other assets	(5,255)	(17,225)	670,532

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	32,580,229	33,787,402	41,687,621
Amortization of intangibles	266,130	524,982	2,370,746
Write-offs and provisions	4,656,360	2,404,128	6,113,047
Share of income from unconsolidated affiliates	(988,287)	(1,869,083)	(9,439,832)
Amortization of goodwill	6,936,450	6,783,813	8,276,373
Price-level restatement	1,196,109	(1,355,247)	7,448,193
Exchange gains (losses), net	10,457,832	40,970,616	(24,816,987)
Other credits to income that do not represent cash flows	(440,009)	(3,947,127)	—
Other debits to income that do not represent cash flows	—	—	7,244,297

Changes in operating assets
(Increase) decrease in trade accounts receivable	(3,121,819)	(5,868,086)	8,443,604
Increase in inventories	(2,110,263)	(3,671,807)	(2,475,968)
(Increase) decrease in other assets	(18,515,278)	(23,666,078)	17,397,836
Changes in operating liabilities
(Decrease) increase in accounts payable related to operating income	(7,802,735)	2,180,186	(22,442,850)
Increase (decrease) in interest payable	7,246,830	(5,164,303)	20,355,821
Increase (decrease) increase in income taxes payable	714,349	(3,821,414)	3,767,423
Increase in other accounts payable related to non-operating income	3,076,147	15,235,761	2,006,378
(Decrease) increase in VAT and other similar items	(4,300,884)	5,639,551	2,062,397
Income attributable to minority interest	2,677	3,148	2,720

Net cash provided by operating activities	70,288,690	74,096,033	101,771,172

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2004 AND 2003

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Embotelladora Andina S.A. is registered under No. 00124 in the Securities Registry and is subject to the regulations of the Chilean Superintendency of Securities and Insurance Companies (the “SVS”).

The primary activity of Embotelladora Andina S.A. (“Andina”, and together with its subsidiaries, the “Company”) is the production and sale of Coca-Cola products and other beverages. The Company has bottling operations in Santiago, Chile and, through its subsidiaries, in Rio de Janeiro, Espíritu Santo and Nova Iguaçu, Brazil, and Mendoza, Córdoba, and Rosario, Argentina. The Company holds franchises from The Coca-Cola Company covering each of its Chilean, Brazilian and Argentine operations. The franchises for the Chilean Territories expire in 2007. The franchises for the Brazilian Territories expire in 2008. In Argentina, the Company holds franchises for each of the Mendoza, Rosario and Córdoba operations, which expire in 2006. All these franchises may be extended at the option of The Coca-Cola Company. Such franchises are expected to be renewed upon expiration.

Legal reorganizations and joint ventures:

On March 21, 2003, at the general and extraordinary shareholders meetings of both Embotelladora del Atlántico S.A. (EDASA) and Complejo Industrial Pet S.A. (CIPET), approved and confirmed a Preliminary Merger Agreement, which was effective as from January 1, 2003. On May 23, 2003, the Final Merger Agreement was signed between EDASA and CIPET and registered in the Public Register of Commerce in Province of Córdoba on October 14, 2003, pursuant to which CIPET was merged into EDASA to become Edasa’s packaging division.

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

Accounting policies

a) Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and regulations established by the SVS.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: the carrying value of property, plant and equipment, the adequacy of the allowance for doubtful accounts, the carrying value of goodwill and investments in unconsolidated affiliates, the determination of the liability for deposits for bottles and containers and the valuation of deferred income tax assets.

The Company has issued its audited statutory consolidated financial statements in Spanish and in conformity with Chilean GAAP, which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

Certain minor reclassifications have been made in the 2002 and 2003 amounts to conform with the 2004 presentation.

b) Consolidation

The accompanying financial statements reflect the consolidated results of operations of Andina and its subsidiaries. All significant intercompany transactions have been eliminated on consolidation. The Company consolidates the financial statements of the companies in which it controls a majority of voting shares or has the ability, direct or indirect, to direct the management and policies of the company. The Company owns, directly or indirectly in excess of 99.5% of the shares of all of its consolidated subsidiaries.

c) Price-level restatement

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Chilean Consumer Price Index published by the National Institute of Statistics (the “CPI”), applied one month in arrears, which was 3.0%, 1.0% and 2.5% for the years ended November 30, 2002, 2003 and 2004, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

Assets and liabilities that are denominated in inflation-indexed monetary units are stated at year-end values. The principal inflation-indexed monetary unit used in Chile is the UF that changes daily to reflect the changes in the CPI. As the Company’s UF-denominated liabilities exceed its UF-denominated assets, the increase in the UF resulted in a net loss due to inflation in 2004, 2003 and 2002. Values for the UF are as follows (historical pesos per UF):

	December 31,
	2004	2003	2002

	Ch$	Ch$	Ch$

Unidades de Fomento (UF)	17,317.05	16,920.00	16,744.12

All amounts in the financial statements and notes are expressed in Chilean pesos of December 31, 2004 purchasing power, unless otherwise stated. For comparative purposes, the 2002 and 2003 financial statements, and the amounts disclosed in the related footnotes, have been restated in terms of Chilean pesos of December 31, 2004 purchasing power. This updating does not change the prior year’s statements or information in any way except to update the amounts to Chilean pesos of similar purchasing power.

d) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies were translated into Chilean pesos at the exchange rates reported by the Central Bank of Chile as follows:

	December 31,
	2004	2003	2002

	Ch$	Ch$	Ch$

United States dollars (US$)	557.40	593.80	718.61
Argentine pesos (A$)	187.11	202.66	213.24
Brazilian Real (R$)	209.99	205.52	203.38
Euros (€$)	760.13	744.95	752.55

e) Time deposits and marketable securities

Time deposits are shown at cost plus accrued interest, which approximates market value. Marketable securities include money market funds which are stated at market value based on year-end quoted values and bonds stated at cost plus accrued interest.

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

Depreciation expense, amounting to ThCh$32,580,229, ThCh$33,787,402 and ThCh$41,687,621 for 2004, 2003 and 2002, respectively, was determined using the straight-line method based on the estimated useful lives of the assets, which are as follows:

Years

Buildings and improvements	25-60
Machinery and equipment	10
Containers	2-5
Other	1-10

k) Deposits for containers

This liability is constituted by cash guarantees paid by customers for containers when they purchase our products. The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by customers. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company’s operating results for all container guarantees received until January 31, 2001. These guarantees are not adjusted for price-level restatements and have no expiration date, the valuation of this liability considers the aforementioned seven year period.

After January 31, 2001, if the customer does not return the containers for a period of five years from the invoice date, the Company, without any further proceedings, may cash part or all of the deposit. The effect of this operation is recorded in the Company’s operating results.

Considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period this liability of ThCh$6,303,535 and ThCh$7,108,131 at December 31, 2004 and 2003, respectively, is presented in other long-term liabilities in the consolidated balance sheets.

l) Investments in unconsolidated affiliates

Investments in companies in which the Company’s ownership interest exceeds 20% (10% for 2003 and 2002) but is less than 50% are accounted for using the equity method. On January, 1 2004, Technical Bulletin No. 72 was adopted mandating that all investment with ownership interests greater than 20% should be accounted for pursuant to the equity method. The Company’s proportionate share in net income and loss of unconsolidated affiliates is recognized in other non-operating income or expense in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in which the Company’s ownership interest is below 20% (10% for 2003 and 2002) are accounted for at cost plus price-level restatements, except for subsidiaries in which the Company has significant influence which are also accounted for using the equity method.

m) Long-term investments

Long-term investments mainly include investments in bonds and time deposits which are recorded at cost plus accrued interest.

n) Goodwill

Until December 31, 2003, the Company classified the cost in excess of book value of the net assets of companies acquired in purchase transactions as goodwill. Effective January 1, 2004, Technical Bulletin No. 72 requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Goodwill generated on acquisitions is amortized on a straight-line basis over 20 years. Amortization of goodwill amounted to ThCh$ 6,936,450, ThCh$ 6,783,813 and ThCh$ 8,276,373 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company evaluates the recoverability of goodwill on a periodic basis.

o) Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The purchase discounts, the difference in the par value and the proceeds received, are included in other long-term assets in the consolidated balance sheets. This asset is amortized using the straight-line method over the term of the respective obligations.

The issuance and placement costs of bonds are shown in other current assets and other long-term assets in the consolidated balance sheets and are being amortized on a straight-line basis over the life of the respective instruments. Costs include legal fees, reports on risk classification, printing, and commissions on issuance and are presented net of accumulated amortization.

p) Staff severance indemnities

The Company has recorded a liability for long-term severance indemnities in accordance with the collective bargaining agreements entered into with its employees in Chile. The indemnity is payable to employees at the rate of one full month’s salary for every year of service with the Company. This liability is shown at the present value of the accrued benefits which was calculated by applying a real discount rate of 7% per annum to the benefit accrued as of the end of the year over the average future service period for all employees covered by such agreement. The staff severance indemnities are included in short-term and long-term other accrued liabilities in the consolidated balance sheets.

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

s) Derivative transactions

The Company enters into hedging contracts including foreign currency forward exchange contracts and cross-currency swap agreements. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the balance sheets at their fair value.

Derivative instruments are accounted for as follows:

Hedges of forecasted transaction-Foreign currency forward exchange contracts:

The derivative instrument is stated at its fair value on the consolidated balance sheets and any change in the fair value is recognized on the balance sheets as an unrealized gain or loss in other liabilities or in other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in financial income or expense in the consolidated statements of income.

Non-hedge accounting-Cross-currency swap agreements:

The derivative instrument is stated at its fair value on the consolidated balance sheets and any change in the fair value is recognized in earnings in financial income or expense in the consolidated statements of income.

t) Translation of financial statements in foreign currencies

The Company’s investments in subsidiaries located in Argentina and Brazil are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/currency fluctuations must first be remeasured into U.S. dollars and then translated into Chilean pesos at the year-end exchange rate of the Chilean peso to the U.S. dollar. As a result, no effect is given to price-level restatements based on inflation in those countries and the U.S. dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of these subsidiaries are prepared in accordance with Chilean GAAP, excluding the application of monetary correction, and then remeasured into U.S. dollars as follows:

•	monetary assets and liabilities are translated at the closing exchange rate for the period;

•	all other assets and liabilities and shareholders’ equity are translated at historical rates of exchange;

•	income and expense accounts are translated at average rates during the period; and

•	the resulting exchange adjustments are included in the results of statements of income.

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

NOTE 2 – CHANGES IN ACCOUNTING PRINCIPLES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year which could significantly affect the comparability of these financial statements.

NOTE 3 — TIME DEPOSITS

Time deposits at each year-end consisted of the following:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Foreign currency deposits	7,561,598	6,767,470

Total	7,561,598	6,767,470

NOTE 4 — MARKETABLE SECURITIES

Marketable securities at each year-end consisted of the followings:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Bonds Compañía Manufacturera de Papeles y Cartones S.A.	5,578,770	—
Credit link Cemex	4,752,515	—
Mutual funds	—	370,050
Money market funds	5,750,430	25,350,852

Total	16,081,715	25,720,902

NOTE 5 — RECEIVABLES

Of the portfolio of receivables at December 31, 2004, 95.7% corresponded to the soft drinks business and 4.3% to the container business. Details of receivables are as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Trade accounts receivable	33,158,667	30,901,613
Allowance for doubtful accounts	(1,941,108)	(1,828,631)

Subtotal trade accounts receivable (net)	31,217,559	29,072,982

Notes receivable	11,417,496	12,867,003
Allowance for doubtful accounts	(1,415,961)	(1,138,599)

Subtotal notes receivable (net)	10,001,535	11,728,404

Other receivables	16,349,394	14,198,296
Allowance for doubtful accounts	(74,724)	(180,655)

Subtotal other receivables	16,274,670	14,017,641

Total receivables	60,925,557	57,966,912

Total allowance for doubtful accounts	(3,431,793)	(3,147,885)

Total net receivables	57,493,764	54,819,027

Notes receivable consisted primarily of post-dated checks for the purchases of goods and other receivables consisted primarily of advance payments made to suppliers and amounts due from employees.

Gross balances outstanding for 90 days or less were ThCh$56,914,253 and ThCh$53,818,789 at December 31, 2004 and 2003, respectively. Gross balances outstanding for more than 90 days were ThCh$4,011,304 and ThCh$4,148,123 at December 31, 2004 and 2003, respectively.

The Company’s bad debt expense totaled ThCh$867,790 in 2004, ThCh$349,448 in 2003 and ThCh$404,343 in 2002.

NOTE 6 — AMOUNTS AND TRANSACTIONS WITH RELATED COMPANIES

Amounts payable and receivable with related companies correspond to product purchases and sales made on market terms. These balances are generally due within approximately 45 days.

a) Amounts receivable

	At December 31,
	Short - term		Long - term
Company	2004	2003	2004	2003

	ThCh$	ThCh$	ThCh$	ThCh$

Centralli Refrigerantes S.A.	82,074	—	—	—
Coca Cola de Chile S.A.	—	—	33,652	51,823

Total	82,074	—	33,652	51,823

b) Amounts payable

	At December 31,
	Short - term		Long - term
Company	2004	2003	2004	2003

	ThCh$	ThCh$	ThCh$	ThCh$

Envases CMF S.A.	4,014,645	2,978,272	—	—
Recofarma Industrias do Amazonas Ltda.	3,609,449	2,321,141	—	—
Envases Central S.A.	1,063,912	652,448	—	—
Coca Cola de Chile S.A.	562,271	2,895,764	—	—
Coca Cola de Argentina S.A.	534,153	515,566	—	—
Cervejarias Kaiser S.A.	295,644	573,193	—	—
Envases del Pacífico S.A.	225,446	—	—	—

Total	10,305,520	9,936,384	—	—

c) Transactions with related companies were as follows:

			Amounts of transactions for
			the year ended December 31,
Company	Relation	Transaction	2004	2003	2002

			ThCh$	ThCh$	ThCh$

Envases Central S.A.	Equity investee	Sales of raw materials and supplies	697,231	1,191,782	1,308,638
		Finished product purchases	12,545,653	14,230,607	13,931,488
		Loan granted	—	—	298,152

Coca-Cola de Chile S.A.	Related shareholder	Concentrate purchases	36,749,069	35,125,278	40,936,369
		Collection of advertising participation	1,721,656	2,860,010	2,861,383
		Water source rental	1,366,055	1,321,604	1,619,811
		Others	—	565,305	1,207,233

Coca-Cola de Argentina S.A.	Related shareholder	Concentrate purchases	—	14,092,442	10,794,233

SPBR S.R.L.	Related shareholder	Concentrate purchases	16,950,334	—	—

Envases del Pacífico S.A.	Director in common	Purchase of raw materials	845,268	963,201	158,643

Recofarma Industrias do Amazonas Ltda.	Related shareholder	Concentrate purchases	25,619,404	17,688,962	26,099,609
		Payment of advertising participation	3,664,259	4,034,183	16,003,064
		Others	265,982	753,453	—

Envases CMF S.A.	Equity investee	Container purchases	13,415,007	13,473,558	13,368,552
		Sale of raw materials	49,859	1,300,252	—
		Services rendered	125,859	284,977	—

Centralli Refrigerantes S.A.	Equity investee	Finished product purchases	—	869,010	4,508,469

Envases Italprint S.A.	Director in common	Raw material purchases	—	9,195	717,350

Cican S.A.	Equity investee	Finished product purchases	—	—	1,738,410

Cervejarias Kaiser S.A.	Equity investee	Finished product purchases	—	—	5,093,871
		Advertising participation	—	—	1,159,839

NOTE 7 — INVENTORIES

Inventories at each year — end consisted of the following:

	At December 31,
	2004			2003
	Gross	Obsolescence	Net	Gross	Obsolescence	Net
	Value	provision	Value	value	provision	Value

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Finished products	7,263,175	(49,898)	7,213,277	8,237,852	(131,359)	8,106,493
Products in process	74,235	—	74,235	75,258	—	75,258
Raw materials	11,755,369	(172,902)	11,582,467	9,810,219	(87,579)	9,722,640
Raw materials in transit	1,847,594	—	1,847,594	2,277,968	—	2,277,968

Total	20,940,373	(222,800)	20,717,573	20,401,297	(218,938)	20,182,359

NOTE 8 — INCOME TAXES AND DEFERRED INCOME TAXES

a) General:

At December 31, 2004, the Company has no accumulated taxable profits with shareholders credit.

At December 31, 2003, the Company’s accumulated taxable profits with 16.5% shareholders credit amounted to ThCh$3,663,628.

     b) Deferred income taxes at each year-end were as follows:

	December 31, 2004				December 31, 2003
	Assets		Liabilities		Assets		Liabilities
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh	ThCh$

Temporary Differences
Allowance for doubtful accounts	431,517	112,155	—	—	465,306	188,000	—	—
Vacation accrual	119,090	—	—	—	129,192	—	—	—
Depreciation of property, plant and equipment	—	—	122,046	4,905,575	—	—	119,981	5,727,039
Staff severance indemnities	—	—	5,210	560,731	—	—	5,302	555,248
Provision for assets written – off	160,841	994,804	—	—	—	1,340,844	—	—
Provision for labor and commercial lawsuits	—	3,335,013	—	—	—	2,300,588	—	—
Tax loss carryforwards	379,880	14,021,515	—	—	277,482	17,568,223	—	—
Deposits in guarantee	—	—	—	2,658,127	—	—	—	2,567,681
Other	802,760	2,507,014	—	450,526	464,592	2,423,811	22,356	391,291
Contingency allowance	—	1,521,759	—	—	—	1,235,984	—	—
Social contributions	136,758	2,554,273	—	—	99,893	2,489,821	—	—
Development of containers	—	—	—	—	101,878	—	—	—
Accrued interest foreign companies	—	—	2,039,346	—	—	—	—	—

Others
Complementary accounts, net of amortization	—	(3,754,644)	—	(3,617,963)	(7,926)	(3,766,638)	—	(4,457,492)

Valuation allowance (*)	—	(16,714,346)	—	—	—	(20,365,894)	—	—

Total	2,030,846	4,577,543	2,166,602	4,956,996	1,530,417	3,414,739	147,639	4,783,767

Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

(*) The decrease of ThCh$ 3,651,548 in the valuation allowance between 2004 and 2003 is mainly due to (i) a reversal of ThCh$ 2,000,186 in Argentina, as a result of an improved expectation of recovering the tax loss carryforward. Based on the economic recovery experienced by that country during 2004 in 2004 and 2003 and, (ii) a translation effect of ThCh$ 1,651,362 as part of the valuation allowance is denominated in currencies other than the Chilean peso that are translated into Chilean pesos at year-end exchange rates.

c) Income tax expense for each year was as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Current income tax expense	(3,940,899)	(3,102,444)	(7,945,848)
Tax expense adjustment (previous period)	542,861	652,284	(23,609)
Deferred income tax (expense) benefit over assets or liabilities	(1,349,682)	696,308	6,281,650
Amortization of deferred income tax asset and liability complementary accounts	(963,137)	(616,155)	1,995,501
Recoverable tax losses	—	—	199,761
Change in valuation allowance	2,000,181	1,474,060	(9,145,679)
Other charges or credits	(234,126)	(138,883)	(166,489)

Total	(3,944,802)	(1,034,830)	(8,804,713)

d)	Total income (loss) before income taxes and minority interest arising from different geographic sources is as follows:

Year ended	Chile			The Company
December 31,	and other	Brazil	Argentina	(Consolidated)

	ThCh$	ThCh$	ThCh$	ThCh$

2004	37,951,684	6,017,044	137,477	44,106,205
2003	25,337,226	(5,559,979)	(2,590,856)	17,186,391
2002	61,083,088	2,253,185	(20,343,572)	42,992,701

NOTE 9 — OTHER CURRENT ASSETS

Other current assets at each year-end consisted of the following:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Supplies	3,631,352	3,478,556
Cross currency swap current portion	3,041,918	—
Other	2,419,464	2,211,886

Total	9,092,734	5,690,442

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists principally of land, buildings, improvements and machinery. Machinery and equipment includes production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile	:	Santiago, Renca, Rancagua, San Antonio and Rengo

Argentina	:	Buenos Aires, Mendoza, Córdoba, and Rosario

Brazil	:	Río de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguaçu, Espíritu Santo and Vitoria

a)	Principal components of property, plant and equipment at each year-end are as follows:

	Balances at December 31, 2004			Balances at December 31, 2003
			Net property,			Net property,
		Accumulated	plant and		Accumulated	plant and
	Assets	depreciation	equipment	Assets	depreciation	equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Land	14,277,192	—	14,277,192	14,522,927	—	14,522,927
Buildings and improvements	91,456,638	(34,023,784)	57,432,854	94,308,584	(33,847,121)	60,461,463
Machinery and equipment	217,520,647	(163,464,924)	54,055,723	228,020,894	(157,647,171)	70,373,723
Other property, plant and equipment	180,840,046	(154,348,577)	26,491,469	179,132,218	(152,556,974)	26,575,244
Technical reappraisal of property, plant and equipment	1,944,052	(574,579)	1,369,473	1,944,052	(564,791)	1,379,261

Total	506,038,575	(352,411,864)	153,626,711	517,928,675	(344,616,057)	173,312,618

b)	Other property, plant and equipment at each year-end are as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Furniture and tools	24,160,501	25,093,889
Refrigeration equipment, promotional items and other minor assets	42,616,567	44,378,850
Containers	103,902,438	98,677,376
Other	10,160,540	10,982,103

Total other property, plant and equipment	180,840,046	179,132,218

c)	Technical reappraisal of property, plant and equipment at each year end was as follows:

	Balances at December 31, 2004			Balances at December 31, 2003
			Net property,			Net property,
		Accumulated	plant and		Accumulated	plant and
	Assets	depreciation	equipment	Assets	depreciation	equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Land	1,299,367	—	1,299,367	1,299,367	—	1,299,367
Buildings and improvements	180,165	(118,529)	61,636	180,165	(114,163)	66,002
Machinery and equipment	464,520	(456,050)	8,470	464,520	(450,628)	13,892

Total	1,944,052	(574,579)	1,369,473	1,944,052	(564,791)	1,379,261

d)	The total depreciation charge is recorded under operating income on the consolidated statements of income.

NOTE 11 — INVESTMENT IN UNCONSOLIDATED AFFILIATES

Investments in related companies and the related direct participation in equity and unrealized results at each year-end were as follows:

			Ownership(*)					Participation in				Book value
		Functional	interest		Accrued income			Equity		Unrealized losses		of investment
Company	Country	currency	2004	2003	2004	2003	2002	2004	2003	2004	2003	2004	2003

			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Envases CMF S.A.	Chile	Chilean pesos	50.00	50.00	219,018	(499,253)	238,374	17,339,544	16,617,439	1,134,950	1,375,720	16,204,594	15,241,719
Envases Central S.A.	Chile	Chilean pesos	49.91	48.00	81,323	107,462	(195,553)	2,383,340	1,454,417	212,711	212,711	2,170,629	1,241,706
Kaik Participacoes Ltda.	Brazil	US dollars	11.32	11.32	567,149	2,320,752	11,371,348	903,595	2,556,005	—	—	903,595	2,556,005
Cican S.A.	Argentina	US dollars	15.20	15.20	120,797	(59,878)	(1,974,337)	734,027	861,468	—	—	734,027	861,468

Total					988,287	1,869,083	9,439,832	21,360,506	21,489,329	1,347,661	1,588,431	20,012,845	19,900,898

(*)	Corresponds to the number of shares and rights of Andina over the total shares and rights in each of the companies. This percentage equals the voting right in each of entity, where there are no preferential shares.

1	The main changes that occurred in the reported periods are the following:

•	On March 27, 2003, the Company sold its shares of Agromax S.A. for ThA$ 132, generating a gain for that same amount, which is shown in other non-operating income, on the consolidated statements of income.

•	The equity investee Centralli Refrigerante S.A., Brazil, has negative shareholders’ equity, which is provisioned in the corresponding proportion on the Company’s records. Ownership is 25%.

•	At the Extraordinary Shareholder’s Meeting of the closed stock corporation, Envases Central S.A., which took place on March 30, 2004, the shareholders approved a resolution to increase the company’s capital to ThCh$ 4,606,133, through an issue of an additional 1,743,555 shares, with no nominal value and of the same previously existing series. Andina subscribed and paid for 929,838 shares for a total contribution of ThCh$ 879,945 holding an ownership interest in Envases Central 49.91%.

•	The investment in Envases Central S.A. is presented with a 48% reduction of the earnings generated from the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for the Company. The amount of the reduction was ThCh$212,711 (in constant pesos of December 31, 2004). This transaction will be consummated once the property is transferred to a third party.

•	The investment in Envases CMF S.A. is presented with a 50% reduction in earnings generated from the sale of machinery and equipment of the Company’s subsidiary Envases Multipack S.A. which took place in June 2001, and will be recognized in earnings during the remaining useful life of the assets sold to Envases CMF S.A.

•	The results recognized by the investment in Envases CMF S.A., are decreased (unrealized) by earnings generated from the sale of bottles that Envases CMF S.A. sells to Andina and that as of the date of closing of the financial statements are considered assets. The amount for this concept as of December 31, 2004 totals ThCh$862,887 (ThCh$1,223,699 and ThCh$1,081,627 as of December 31, 2003 and 2002, respectively).

•	During 2004, Envases CMF S.A. distributed dividends to Andina amounting to ThCh$359,800 (ThCh$666,250 during 2003).

•	During September 2004, Kaik Participacoes Ltda. distributed dividends to Refrescos amounting to ThCh$2,180,697.

•	The Company, through its subsidiary Refrescos, has an indirect equity investment (11.3%) in Kaik Participacoes Ltda. (Kaik). Kaik, in turn, had a 33.5% equity investment in Cervejarias Kaiser S.A., which on March 19, 2002 was sold for US$ 484.5 million to Molson Inc. a Canadian company. As a result of this transaction, Refrescos recognized a gain of US$ 15 million. Refrescos received US$ 15 million as dividend as a result of the payment in cash for this sale. The remaining amount of US$ 5.7 million, was accrued until May 2003, due to certain unresolved contingencies related to the sale of Cervejarias Kaiser S.A. In June 2003, these contingencies were resolved and the provision was reversed. As a result of the resolution of these contingencies, a gain of US$ 3.22 million was recognized by Refrescos in 2003.

2	Income available to be remitted by subsidiaries abroad which have not been taxed in Chile amount to US$ 146.57 million. The Company does not have any current plans to remit such income to Chile.

3	The investment in Kaik Participacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where The Company holds an indirect ownership of 11.3% and 15.2%, respectively, have been accounted for under the equity method, as described in Note 1 l), because we have the right to designate a director at each company, who participates in the process of setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

NOTE 12 — GOODWILL

Goodwill at each year-end and the amortization during each year were as follows:

	At December 31,
	2004		2003		2002
	Amortization	Goodwill	Amortization	Goodwill	Amortization	Goodwill
	during the year	balance	during the year	balance	during the year	balance

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda	3,444,991	50,168,656	3,595,077	49,819,316	4,378,811	64,933,088
Embotelladora del Atlántico S.A.	2,920,259	32,898,373	3,188,736	39,111,646	3,897,562	51,703,354
Vital S.A.	498,721	748,081	—	1,247,789	—	1,260,268
Envases Central S.A.	72,479	—	—	—	—	—

Total	6,936,450	83,815,110	6,783,813	90,178,751	8,276,373	117,896,710

Accumulated amortization was ThCh$76,441,322 and ThCh$69,504,872 at December 31, 2004 and 2003, respectively.

NOTE 13 – OTHER LONG-TERM ASSETS

Other assets at each year-end were as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Long-term investments

Bonds:
Petróleos Mexicanos	13,012,157	12,988,942
Celulosa Arauco S.A.	12,671,913	5,956,687
Bono Soberano México	10,863,242	8,700,580
Enap S.A.	10,084,935	7,719,311
Endesa S.A.	8,551,071	—
Teléfonos de México S.A.	8,156,884	3,134,885
Bono Soberano Chile	8,051,503	8,833,751
Banco Santander Santiago S.A.	7,860,239	8,624,936
Codelco	5,764,830	—
Compañía Manufacturera de Papeles y Cartones S.A.	4,913,165	6,103,143
Banco Scotiabank Sud Americano	2,838,742	3,125,443
Chilgener S.A.	—	15,457,918
Enersis S.A.	—	6,223,175
Time deposits-Deutsche Bank AG	45,920,861	50,125,891
Credit link Enersis	11,488,605	11,540,661
Credit link Endesa	5,751,300	6,276,530
Credit link GMAC	1,805,976	—
Credit link Ford	1,672,200	—
Credit link Cemex	—	5,189,441
Credit link LQ	—	1,473,652
Cross currency swap receivable	17,934,968	11,512,922

Subtotal long-term investments	177,342,591	172,987,868

Others
Judicial deposits (Brazil)	3,664,257	1,290,463
Bond issuance expense and par value difference	3,512,658	3,901,999
Prepaid expenses	1,564,203	2,354,614
Non-operating assets	914,629	1,564,798
Recoverable taxes	48,941	54,334
Others	2,557,486	2,440,802

Subtotal others	12,262,174	11,607,010

Total	189,604,765	184,594,878

NOTE 14 — SHORT-TERM BANK BORROWINGS

a) Short-term bank borrowings were as follows:

	At December 31,
	Currency or indexation adjustment
	Other foreign currencies		Non-Indexed Ch$		Total
Bank	2004	2003	2004	2003	2004	2003

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Banco Itaú	54	2,915	—	—	54	2,915
Banco de Chile	—	—	11,882,898	5,330,924	11,882,898	5,330,924
Banco Frances	—	405	—	—	—	405
Banco Galicia	—	158	—	—	—	158
Banco Estado	—	—	6,412,907	—	6,412,907	—

Total	54	3,478	18,295,805	5,330,924	18,295,859	5,334,402

Principal due	54	3,478	18,260,000	5,330,000	18,260,054	5,333,478

Weighted average annual interest rate					3.28%	3.12%

At December 31, 2004 and 2003, the Company had approximately Ch$106,302 million and Ch$89,714 million, respectively, available through short-term lines of credit. The aggregate outstanding amount of these lines of credit at December 31, 2004 and 2003 was approximately Ch$22,021 million and Ch$5,334 million, respectively.

b)	Current portion of long-term bank borrowings were as follows:

	At December 31,
	Currency or indexation adjustment
	US dollars		Other foreign currencies		Total
Bank	2004	2003	2004	2003	2004	2003

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

BankBoston	—	—	162,237	157,886	162,237	157,886
Banco Bradesco	—	—	—	65,571	—	65,571
Banco Itaú	—	—	347,436	337,913	347,436	337,913
Banco Santander	—	—	298,955	290,742	298,955	290,742
Dexia Bank Belgium	1,112,315	1,196,972	—	—	1,112,315	1,196,972

Total	1,112,315	1,196,972	808,628	852,112	1,920,943	2,049,084

Principal due	44,592,000	48,691,600	715,312	723,853	45,307,312	49,415,453

Weighted average annual interest rate					9.95%	9.85%

NOTE 15 — LONG-TERM BANK BORROWINGS

Long – term bank borrowings were as follows:

		At December 31,
				Current year end		Prior year end
					Average		Average
				Total long	annual	Total long	annual
		Years to maturity		term at	interest	term at	interest
Bank	Currency	2006	2007	year end	rate	year end	rate

		ThCh$	ThCh$	ThCh$	%	ThCh$	%

Banco Itaú	Other	14,416	—	14,416	13.50	432,506	15.59
Banco Boston	Other	150,689	11,083	161,772	15.56	312,246	15.49
Banco Santander	Other	426,002	349,676	775,678	15.60	1,105,828	15.60
Dexia Bank Belgium	US dollars	44,592,000	—	44,592,000	6.51	48,691,600	6.51

Total		45,183,107	360,759	45,543,866	6.70	50,542,180	6.84

NOTE 16 - BONDS PAYABLE

1 Details of bonds payable are as follows:

							Next			Placement
Instrument subscription or		Nominal		Interest		Interest	Amortization	Par value		in Chile
identification number	Series	Value	Currency	rate	Maturity date	paid	period of capital	2004	2003	or abroad

				%				ThCh$	ThCh$

Current portion of bonds payable

Yankee bonds	A	32,076,000	US$	7.000	October 1, 2007	Half yearly	Oct. 2007	312,885	341,651	Foreign
Yankee bonds	B	4,000,000	US$	7.625	October 1, 2027	Half yearly	Oct. 2027	42,502	46,409	Foreign
Register 254 SVS June 13, 2001	A	2,310,000	UF	6.200	June 1, 2008	Half yearly	June 2005	12,585,262	12,662,371	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half yearly	Dec. 2009	341,599	342,111	Chile

Total current maturities								13,282,248	13,392,542

Long — term portion of bonds payable

Yankee bonds	A	32,076,000	US$	7.000	October 1, 2007	Half yearly	Oct. 2007	17,879,162	19,522,897	Foreign
Yankee bonds	B	4,000,000	US$	7.625	October 1, 2027	Half yearly	Oct. 2027	2,229,600	2,434,580	Foreign
Register 254 SVS June 13, 2001	A	2,310,000	UF	6.200	June 1, 2008	Half yearly	June 2005	27,620,695	39,108,465	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half yearly	Dec. 2009	64,073,085	64,169,101	Chile

Total long term								111,802,542	125,235,043

Accrued interest included in current portion of bonds payable on the consolidated balance sheets amounted to ThCh$900,557 and ThCh$992,297 at December 31, 2004 and 2003, respectively.

2 Scheduled maturities of the long-term bonds payable at December 31, 2004 were as follows:

	Years to maturity
							Total long
							term at
	Series	2006	2007	2008	2009	Thereafter	year end

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Yankee Bonds	A	—	17,879,162	—	—	—	17,879,162
Yankee Bonds	B	—	—	—	—	2,229,600	2,229,600
Register 254 SVS June 13, 2001	A	11,429,253	11,429,253	4,762,189	—	—	27,620,695
Register 254 SVS June 13, 2001	B	—	—	—	1,884,503	62,188,582	64,073,085

Total		11,429,253	29,308,415	4,762,189	1,884,503	64,418,182	111,802,542

The Company’s restrictions regarding the issue of bonds are set forth in Note 25.

3 Risk classification of bonds of the Company currently outstanding is as follows:

BONDS ISSUED IN THE US MARKET

A-	:	Rating issued by Fitch Ratings

BBB+	:	Rating issued by Standard & Poor’s

BONDS ISSUED IN THE LOCAL MARKET

AA-	:	Rating issued by Fitch Chile

AA	:	Rating issued by Feller & Rate

4 Bond repurchases.

During 2000, 2001 and 2002, the Company repurchased bonds it issued in the U.S. market through its subsidiary, Abisa Corp S.A.(formerly Pacific Sterling), for a total amount of US$ 314 million of the US$ 350 million aggregate principal amount issued. The bonds purchased by Abisa Corp S.A. have not been canceled and remain outstanding. Consequently, the effects of such repurchases have been eliminated on consolidation.

5 Bonds issued by Rio de Janeiro Refrescos Ltda. (“Refrescos”).

The Company’s subsidiary Refrescos issued bonds for US$ 75 million maturing in December 2007 which requires semiannual interest payments. At December 31, 2004 and 2003, all such bonds were owned by the Company’s subsidiary Abisa Corp S.A. (formerly Pacific Sterling). Consequently, the effects of such repurchases have been eliminated on consolidation.

NOTE 17 – OTHER ACCRUED LIABILITIES

Other accrued liabilities at each year-end consisted of the following:

	At December 31,
	Short - term		Long - term
	2004	2003	2004	2003

	ThCh$	ThCh$	ThCh$	ThCh$

Staff severance indemnities	181,364	167,430	2,535,854	2,366,461
Contingency provisions	76,884	3,249,436	7,562,862	4,189,172
Contingency provision-Brazilian banking taxes	—	—	5,633,622	4,232,170
Advertising	60,890	—	1,217,355	1,247,789

Total	319,138	3,416,866	16,949,693	12,035,592

NOTE 18 — STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

	For the period ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Beginning balance	2,472,089	2,785,176	2,679,114
Provision for the period	474,135	529,421	660,393
Payments	(229,006)	(780,706)	(526,480)

Ending balance	2,717,218	2,533,891	2,813,027

NOTE 19 — MINORITY INTEREST

	For the period ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	TCh$

Equity of minority shareholders of Andina Inversiones Societarias S.A.	51,881	49,318	51,334

Proportional participation included in consolidated statements of income of Andina Inversiones Societarias S.A.	(2,677)	(3,148)	(2,720)

NOTE 20 — SHAREHOLDERS’ EQUITY

a) The movements in shareholders’ equity of the Company during each of the three years ended December 31, 2004 were as follows:

			Retained
			earnings	Net income
	Paid-in	Other	from	for the	Interim
	capital	reserves	prior years	year	dividends	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

At January 1, 2002	179,149,060	46,252,421	125,211,171	33,066,958	(11,587,314)	372,092,296
Prior year income allocation	—	—	21,479,644	(33,066,958)	11,587,314	—
Dividends paid	—	—	(46,141,062)	—	(11,495,351)	(57,636,413)
Price-level restatement of equity	5,374,472	1,387,573	3,108,775	—	(149,440)	9,721,380
Cumulative translation adjustment of foreign investments	—	11,926,092	—	—	—	11,926,092
Net income for the year	—	—	—	33,021,268	—	33,021,268

At December 31, 2002	184,523,532	59,566,086	103,658,528	33,021,268	(11,644,791)	369,124,623

Balance at December 31, 2002 restated in constant Chilean pesos of December 31, 2004	191,027,986	61,665,791	107,312,491	34,185,268	(12,055,270)	382,136,266

At January 1, 2003	184,523,532	59,566,086	103,658,528	33,021,268	(11,644,791)	369,124,623
Prior year income allocation	—	—	21,376,477	(33,021,268)	11,644,791	—
Dividends paid	—	—	(39,754,756)	—	(11,495,351)	(51,250,107)
Price-level restatement of equity	1,845,235	595,661	1,528,631	—	19,159	3,988,686
Cumulative translation adjustment of foreign investments	—	(34,683,152)	—	—	—	(34,683,152)
Net income for the year	—	—	—	15,754,549	—	15,754,549

At December 31, 2003	186,368,767	25,478,595	86,808,880	15,754,549	(11,476,192)	302,934,599

Balance at December 31, 2003 restated in constant Chilean pesos of December 31, 2004	191,027,986	26,115,560	88,979,102	16,148,413	(11,763,097)	310,507,964

At January 1, 2004	186,368,767	25,478,595	86,808,880	15,754,549	(11,476,192)	302,934,599
Prior year income allocation	—	—	4,278,357	(15,754,549)	11,476,192	—
Dividends paid	—	—	(35,763,316)	—	(11,495,351)	(47,258,667)
Price-level restatement of equity	4,659,219	636,965	1,347,335	—	(88,131)	6,555,388
Cumulative translation adjustment of foreign investments	—	(11,541,416)	—	—	—	(11,541,416)
Net income for the year	—	—		40,158,726	—	40,158,726

At December 31, 2004	191,027,986	14,574,144	56,671,256	40,158,726	(11,583,482)	290,848,630

b) Number of shares:

	Subscribed	Paid-in	Shares with
Series	shares	shares	voting rights

A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

The preferential rights of each series of shares are as follows:

•	Series A: The right to elect 6 of the 7 directors and their respective alternates.

•	Series B: The right to receive 10% more of all dividend distributions than Series A shareholders and to elect 1 of the 7 directors.

c) Capital:

	Subscribed	Paid-in
Series	capital	capital

	ThCh$	ThCh$

A	95,513,993	95,513,993
B	95,513,993	95,513,993

Total	191,027,986	191,027,986

d) Other reserves:

Other reserves at each year-end were as follows:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Reserve for cumulative translation adjustments (1)	13,620,204	25,161,620	60,711,851
Reserve for technical reappraisal of property, plant and equipment	160,705	160,705	160,705
Other reserves	793,235	793,235	793,235

Total	14,574,144	26,115,560	61,665,791

(1) The reserve for cumulative translation adjustments complies with Technical Bulletin No. 64 of the Chilean Institute of Accountants and Official letter No. 5,294 issued by the SVS.

The composition of this reserve was as follows:

			Release /	Balance
	Balance	Foreign exchange gains	transfers of	December 31,
Subsidiary	January 1, 2004	generated during the year	reserve	2004

	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	15,342,416	(7,643,970)	—	7,698,446
Embotelladora del Atlántico S.A.	9,819,204	(3,897,446)	—	5,921,758

Total	25,161,620	(11,541,416)	—	13,620,204

			Release /	Balance
	Balance	Foreign exchange gains	transfers of	December 31,
Subsidiary	January 1, 2003	generated during the year	reserve(*)	2003

	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	36,586,201	(21,243,785)	—	15,342,416
Embotelladora del Atlántico S. A. (*)	16,511,380	(8,953,239)	2,261,063	9,819,204
Complejo Industrial Pet S.A. (CIPET) (**)	7,614,270	(3,785,994)	(3,828,276)	—

Total	60,711,851	(33,983,018)	(1,567,213)	25,161,620

(*) In December 2003, the Company received a distribution of capital from its subsidiary Embotelladora del Atlántico S.A. in the amount of ThUS$13,800 (ThCh$8,399,301). The distribution of capital triggered a pro-rata recognition in income of the cumulative translation reserve of ThCh$1,567,213.

(**) As described in Note 1, effective January 1, 2003, CIPET merged with Embotelladora del Atlántico S.A., becoming Edasa’s packaging division.

			Release /	Balance
	Balance	Foreign exchange gains	transfers of	December 31,
Subsidiary	January 1, 2002	generated during the year	reserve(*)	2002

	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	29,543,866	7,042,335	—	36,586,201
Embotelladora del Atlántico S. A	12,673,732	3,837,648	—	16,511,380
Complejo Industrial Pet S.A. (CIPET)	6,147,766	1,466,504	—	7,614,270

Total	48,365,364	12,346,487	—	60,711,851

NOTE 21 — OTHER NON-OPERATING INCOME AND EXPENSES

Other non-operating income during each year was as follows:

	For the period ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Gain on sale of plant, property and equipment	307,403	537,401	695,587
Lease of property (offices)	28,103	—	—
Reversal of contingencies provisions (1)	—	1,521,613	—
Realization of reserve for cumulative translation adjustment (2)	—	1,568,781	—
Gain on legal claim (3)	—	—	1,508,122
Other income	350,200	406,359	369,531

Subtotal	685,706	4,034,154	2,573,240
Translation adjustment (4)	440,009	5,641,601	—

Total	1,125,715	9,675,755	2,573,240

Other non-operating expenses during each year was as follows:

	For the period ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Provision for property, plant and equipment Itaoca (5)	(2,891,610)	—	—
Provision for labor, tax and commercial lawsuits (6)	(1,657,258)	(5,440,323)	(4,410,362)
Provision for loss of investment in Transora (7)	(613,166)	—	—
Loss on sale of property, plant and equipment	(588,784)	(337,766)	(350,517)
Obsolescence and write-offs of property, plant and equipment (8)	(123,684)	(186,458)	(8,530,041)
Provision for equity investee in Centralli Refrigerantes S.A.	(79,202)	(1,038,996)	—
Staff severance indemnities (8)	(2,301)	(64,799)	(3,346,014)
Other expenses	(523,770)	(936,856)	(1,702,781)

Subtotal	(6,479,775)	(8,005,198)	(18,339,715)
Translation adjustment (4)	—	—	(7,244,297)

Total	(6,479,775)	(8,005,198)	(25,584,012)

(1)	Refers to a reassessment of contingencies which resulted in a lower assessment of probable losses.

(2)	Refers to the realization of the cumulative translation reserve adjustments as a result of the decrease in capital made by the Company’s subsidiary Embotelladora del Atlántico S.A. in December 2003.

(3)	Relates to a water contamination reimbursement received in 2002.

(4)	Refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are recorded on the consolidated statements of income under Other non-operating income or expenses, as appropriate.

(5)	The Company recognized an impairment charge for the Itaoca plant, since the plant is redundant to the Company’s operations in Brazil. The impairment charge was based on an independent appraisal. The Company intends to sale the plant.

(6)	The change is due to a reassessment of contingencies during 2004 resulting in higher probable losses.

(7)	The Company recorded a provision for its investment in Transora which at December 31, 2004, had a negative equity. This investment is accounted for at cost plus price-level restatement.

(8)	In 2002, relates to write-offs, obsolescence provisions, impairments and indemnities for the closure of the Rosario and Mendoza plants in Argentina.

NOTE 22 — FOREIGN CURRENCY

     At December 31, 2004 and 2003, the Company had the following assets and liabilities denominated in U.S. dollars, Brazilian reals, Argentine pesos and Euros, which have been translated into Chilean pesos in accordance with Note 1 d) and 1t):

	2004				2003
		Brazilian	Argentine			Brazilian	Argentine
Assets	US dollars	reals	pesos	Euros	US dollars	reals	pesos	Euros

	(in thousands)				(in thousands)

Cash	5,063	26,054	5,317	20	216	15,528	4,623	—
Time deposits	4	35,998	1	—	—	32,125	—	—
Marketable securities (net)	28,851	—	—	—	41,649	—	1	—
Receivables (net)	156	65,339	27,092	—	2,937	93,491	12,336	—
Notes and accounts to related companies	—	391	—	—	—	—	—	—
Inventories	2,186	29,941	42,517	—	6,533	27,926	20,073	—
Other current assets	10,246	23,031	11,772	—	3,896	12,165	13,000	—
Property, plant and equipment	154,736	—	—	—	180,778	—	—	—
Investments in unconsolidated affiliates	1,317	4,303	—	—	1,415	1,188	—	—
Investments in other companies	97	—	—	—	1,026	—	—	—
Goodwill (net)	149,026	—	—	—	143,687	—	—	—
Other long-term assets	271,479	38,348	12,926	15,114	287,709	12,429	7,490	—

Total assets	623,161	223,405	99,625	15,134	669,846	194,852	57,523	—

	2004				2003
		Brazilian	Argentine			Brazilian	Argentine
Liabilities	US dollars	reals	pesos	Euros	US dollars	reals	pesos	Euros

	(in thousands)				(in thousands)

Obligations with banks and financial institutions	81,996	8,384	—	—	81,967	12,844	3	—
Accounts payable	6,298	70,609	28,471	2	8,319	66,381	22,448	—
Other accrued liabilities	—	48,176	16,340	—	2,500	30,296	2,540	—
Bonds payable	36,714	—	—	—	36,714	—	—	—
Other	734	26,493	31,943	—	35	22,215	29,872	—

Total liabilities	125,742	153,662	76,754	2	129,535	131,736	54,863	—

Total net assets (liabilities)	497,419	69,743	22,871	15,132	540,311	63,116	2,660	—

NOTE 23 — CONSOLIDATED STATEMENT OF CASH FLOWS

The following investing and financing activities during the period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments:

	For the years ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Investing activities
Fixed assets additions	3,572,957	3,445,741	4,710,324

Financing activities
Dividend payment	3,831,784	3,927,579	3,966,854

NOTE 24 — DERIVATIVE CONTRACTS

In accordance with TB No 57, under Chilean GAAP certain of the following forward contracts have been designated as hedges of forecasted transactions. In conjunction with the Company’s risk management strategy, the Company has recorded a gain of ThCh$9,463,964 as financial income in the consolidated statements of income for the year ended December 31, 2004 (gain of ThCh$ 11,512,922 in 2003) with the corresponding asset recorded in other current assets and long-term receivables in the consolidated balance sheets at December 31, 2004. Additionally, for the Company’s forward contracts representing hedges of forecasted transactions, the Company has recorded an unrealized loss of ThCh$641,806 for the year ended December 31, 2004 and an unrealized loss of ThCh$2,679,511 for the year ended December 31, 2003.

The Company had the following derivative contracts at December 31, 2004 (individual contracts are aggregated and presented according to the quarter they will mature):

		Contract description
			Hedged
	Maturity	Specific	item	Effect on income (loss)
Derivative	period	item	Amount	Realized	Unrealized

			ThCh$	ThCh$	ThCh$

Cross Currency Swap	I Quarter 2005	Currency exchange US$	1,026,964	259,335	—
Cross Currency Swap	II Quarter 2005	Currency exchange US$	5,764,737	1,683,299	—
Cross Currency Swap	IV Quarter 2005	Currency exchange US$	4,743,265	1,395,638	—
Cross Currency Swap	I Quarter 2006	Currency exchange US$	2,787,000	820,035	—
Cross Currency Swap	I Quarter 2007	Currency exchange US$	2,787,000	820,035	—
Cross Currency Swap	III Quarter 2007	Currency exchange US$	2,787,000	819,166	—
Cross Currency Swap	IV Quarter 2007	Currency exchange US$	41,805,000	4,730,244	—
Cross Currency Swap	I Quarter 2008	Currency exchange US$	8,361,000	2,460,105	—
Cross Currency Swap	II Quarter 2008	Currency exchange US$	8,361,000	2,459,236	—
Cross Currency Swap	III Quarter 2008	Currency exchange US$	13,494,654	3,892,199	—
Cross Currency Swap	I Quarter 2013	Currency exchange US$	5,574,000	1,637,594	—
Forward contract	I Quarter 2005	Currency exchange US$	4,511,527	—	(160,665)
Forward contract	II Quarter 2005	Currency exchange US$	4,796,278	—	(170,130)
Forward contract	III Quarter 2005	Currency exchange US$	4,228,178	—	(152,618)
Forward contract	IV Quarter 2005	Currency exchange US$	4,392,117	—	(158,393)

Total			115,419,720	20,976,886	(641,806)

The Company had the following derivative contracts at December 31, 2003 (individual contracts are aggregated and presented according to the quarter they will mature):

		Contract description
			Hedged
	Maturity	Specific	item	Effect on income
Derivative	period	item	Amount	Realized	Unrealized

			ThCh$	ThCh$	ThCh$

Cross Currency Swap	I Quarter 2004	Currency exchange US$	1,510,939	197,746	—
Cross Currency Swap	II Quarter 2004	Currency exchange US$	1,733,971	273,223	—
Cross Currency Swap	II Quarter 2005	Currency exchange US$	7,224,881	1,138,431	—
Cross Currency Swap	III Quarter 2005	Currency exchange US$	6,148,102	968,762	—
Cross Currency Swap	I Quarter 2006	Currency exchange US$	3,612,440	569,215	—
Cross Currency Swap	I Quarter 2007	Currency exchange US$	3,612,440	569,215	—
Cross Currency Swap	III Quarter 2007	Currency exchange US$	3,611,570	568,345	—
Cross Currency Swap	I Quarter 2008	Currency exchange US$	10,837,321	1,707,646	—
Cross Currency Swap	II Quarter 2008	Currency exchange US$	10,836,451	1,706,776	—
Cross Currency Swap	III Quarter 2008	Currency exchange US$	17,412,908	2,677,613	—
Cross Currency Swap	I Quarter 2013	Currency exchange US$	7,222,401	1,135,950	—
Forward contract	I Quarter 2005	Currency exchange US$	12,121,340	—	(813,220)
Forward contract	II Quarter 2005	Currency exchange US$	9,702,807	—	(617,883)
Forward contract	III Quarter 2005	Currency exchange US$	8,554,018	—	(603,695)
Forward contract	IV Quarter 2005	Currency exchange US$	9,076,862	—	(644,713)

Total			113,218,451	11,512,922	(2,679,511)

NOTE 25 – COMMITMENTS AND CONTINGENCIES

a. Litigation and other legal actions:

The Company and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1)	The Chilean internal revenue service has commenced a penal lawsuit against the Company’s subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed against Vital S.A. for the recovery of income tax and the application of accumulated losses. Management believes, based on the opinion of its legal counsel, there is only a remote possibility of a negative outcome against the Company in these proceedings.

2)	Embotelladora del Atlántico S.A. faces labor and other lawsuits. Accounting provisions at December 31, 2004 for any probable loss contingency arising from these lawsuits amounted to ThCh$ 1,840,058. Management believes, based on the opinion of its legal counsel, that these lawsuits will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

3)	Refrescos faces labor, tax and other legal proceedings. Accounting provisions at December 31, 2004 for any probable loss contingency arising from these lawsuits amounted to ThCh$ 5,722,806. Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

4)	Andina faces labor, tax, commercial and other legal proceedings. Accounting provisions for any probable loss contingency stemming from these lawsuits amounted to ThCh$ 76,884 at December 31, 2004. Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

b. Restrictions

The issue and placement in the US market of US$ 350 million imposes certain restrictions on liens, sale and leaseback transactions, assets sales and subsidiary indebtedness and certain conditions in the event of a merger or consolidation.

The bond issue and placement by Andina in the Chilean market in 2001 of UF 7,000,000 in aggregate principal amount of the Company’s 6.20% and 6.50% bonds is subject to the following restrictions:

•	Andina must maintain a leverage ratio, defined as total debt/consolidated equity less than 1.20. For purposes of calculating the leverage ratio, total debt includes; (i) short-term bank liabilities, (ii) the current portion of long-term bank liabilities, (iii) short-term liabilities and promissory notes, (iv) the current portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means total shareholders’ equity plus minority interest.

•	Andina must maintain consolidated assets free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

•	Andina must retain and, in no way, sell, assign or dispose of, to a third party, the geographical zone denominated “Region Metropolitana”, as a franchised territory in Chile of The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the Bottler Agreement with Andina, renewable from time to time.

•	The Company must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to a subsidiary of the Company by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company, as long as the referred territory represents more than 40% of the Company’s consolidated operating cash flows.

c. Direct guarantees and restricted assets

Direct guarantees and restricted assets at December 31, 2004 were as follows:

						Balances pending		Year of
			Assets involved			payment		expiration
	Debtor				Book	at year end		December 31,
Guarantee creditor	Name	Relation	Guarantee	Type	value	2004	2003	2005

					ThCh$	ThCh$	ThCh$	ThCh$

Ilustre Municipalidad de Renca	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	—	—	142,952
Uniao Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Warehouse	62,048	57,853	58,038	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Judicial deposit	5,797,013	—	—	—
Aduana de Buenos Aires	Embotelladora del Atlántico S. A.	Subsidiary	Guarantee	Inventories	1,865,110	—	—	—

d. Contractual obligations

     The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004:

	Payments due by period
	Maturity
	2005	2006	2007	2008	2009	2010	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Purchase obligations	217,228	71,613	74,044	43,046	43,046	31,993	480,970

Subtotal-included in our balance sheets	217,228	71,613	74,044	43,046	43,046	31,993	480,970

Operating lease obligations	1,313,232	406,526	57,013	—	—	—	1,776,771
Purchase obligations	4,061,524	742,996	—	—	—	—	4,804,520

Subtotal-not included in our balance sheets	5,374,756	1,149,522	57,013	—	—	—	6,581,291

Total contractual obligations.	5,591,984	1,221,135	131,057	43,046	43,046	31,993	7,062,261

NOTE 26 — GUARANTEES RECEIVED FROM THIRD PARTIES

Guarantees received from third parties at December 31, 2004 were as follows:

	Type of
Guarantor	guarantee	Amount	Currency	Transaction

CONFAB	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Loss, Juan Nelson	Mortgage	250,000	A$	Distributor credit
Casa, Elio	Mortgage	120,000	US$	Distributor credit
Lopez, Nicanor	Mortgage	63,000	US$	Distributor credit
Dean Funes Refrescos	Mortgage	60,000	US$	Distributor credit
Lopez, Hnos	Mortgage	60,000	US$	Distributor credit
Bachiecca, Ruben	Mortgage	50,000	US$	Distributor credit
Cruz del Eje Refrescos	Mortgage	50,000	US$	Distributor credit
Romagnoli, Daniel	Mortgage	50,000	US$	Distributor credit
Ismael Hermanos	Mortgage	49,000	US$	Distributor credit
Tahan, Julio e Hijos	Mortgage	25,000	US$	Distributor credit
Area Distributors	Mortgage / pledge	2,384,189	US$	Distributor credit
Destur S.A.	Policy	60,000	US$	Advertising contract
Tuesday Ltda.	Policy	60,000	US$	Advertising contract
Soc.Rest.Tuesday	Policy	45,000	US$	Advertising contract
Soc. de Restaurantes Tuesday	Policy	30,000	US$	Advertising contract
Soc.Las Ñipas	Policy	6,971	UF	Advertising contract
Soc.Com.Itahue Ltda.	Policy	5,000	UF	Advertising contract
Soc. Administradora Plaza Cent.	Policy	3,076	UF	Advertising contract
Const. C. Gonzalez y Cia.	Policy	3,000	UF	Service agreement
Mateos S.A.	Policy	2,743	UF	Advertising contract
Comercial Café Mokka	Policy	2,000	UF	Advertising contract
Santa Martina S.A.	Policy	1,787	UF	Advertising contract
Com.Prod.Alimenticio	Policy	1,600	UF	Advertising contract
Est. Servicio Ruta 86	Policy	1,534	UF	Advertising contract
Servicios Bravissimo	Policy	1,533	UF	Advertising contract
Rupanco Limitada	Policy	1,270	UF	Advertising contract
Restaurantes Americanos	Policy	1,246	UF	Advertising contract
Balthus Vitacura	Promissory note	1,000	UF	Advertising contract
Inversiones La Piccola Italiana	Policy	1,000	UF	Advertising contract
Soc. de Restaurantes Tuesday	Policy	1,000	UF	Advertising contract
Menu Express	Policy	947	UF	Advertising contract
C.CH. de la Construcción	Policy	912	UF	Advertising contract
Restaurant Don Carlos	Policy	893	UF	Advertising contract
Johnson Comunicaciones	Policy	890	UF	Advertising contract
Publicidad Y Alimentos	Policy	885	UF	Advertising contract
Inmobiliaria Brutus Limitada	Policy	875	UF	Advertising agreement
RJ FEIJOO	Guarantee insurance	261,417	A$	Supplier
Ingeniería & Packaging	Guarantee insurance	135,326	A$	Supplier
Construcciones ESP.CBA.	Guarantee insurance	128,987	A$	Supplier
T.I.A. INOX	Guarantee insurance	66,000	A$	Supplier
ING.Gastronómica	Guarantee insurance	56,087	A$	Supplier
Esteban Riego	Guarantee insurance	55,885	A$	Supplier
IC Construcciones	Guarantee insurance	43,672	A$	Supplier
Esteban Riego	Guarantee insurance	18,000	US$	Supplier
R.C. IN SRL	Guarantee insurance	5,578	A$	Supplier
Empresa KHS	Receipt	214,800	US$	Guarantee on machinery acquired
Eulen Seguridad S.A.	Receipt	1,000	UF	Service Agreement
Iansagro S.A.	Deposit Certificate	12,879,062	ThCh$	Warrants
Russel W. Coffin	Letter of credit	33,279,175	US$	Purchase of Nitvitgov Refrigerantes S.A.
Other clients	Deposit	457,401	US$	Guarantee on bottles

NOTE 27 — SUBSEQUENT EVENTS

On January 27, 2005, interim dividend number 144 was paid from 2004 revenues as follows:

a)	Ch$4.80 for each series A share; and

b)	Ch$5.28 for each series B share.

On April 28, 2005, final dividend number 145 was paid from 2004 revenues as follows:

a)	Ch$4.80 for each series A share; and

b)	Ch$5.28 for each series B share.

On May 19, 2005, final additional dividend number 146 was paid from retained earnings as follows:

a)	Ch$70.00 for each series A share; and

b)	Ch$77.00 for each series B share.

No other significant events have occurred between December 31, 2004 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

NOTE 28 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The cumulative inflation rate in Chile as measured by the CPI in the three-year period ended December 31, 2004 was approximately 6.5%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 1 c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The inclusion of price-level adjustments in these financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last-three years does not exceed 100%. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to U.S. GAAP included under paragraph (m) below.

The price-level restatement was determined under Chilean GAAP by restating the following non-monetary assets and liabilities as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Shareholders’ equity	(6,555,388)	(4,088,403)	(10,064,059)
Liabilities	(2,989,535)	(2,095,681)	(5,364,979)
Property, plant and equipment	1,768,330	749,946	2,482,428
Current assets	206,160	11,479	319,483
Other assets	6,137,887	6,644,143	6,686,887

Adjustment of balance sheet accounts	(1,432,546)	1,221,484	(5,940,240)
Adjustment of income statement accounts	236,437	133,763	(1,507,953)

Price level restatement income (expense)	(1,196,109)	1,355,247	(7,448,193)

b) Translation of financial statements of non-Chilean operations

In accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean company’s operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into U.S. dollars and translated into Chilean pesos at the year-end exchange rate. Accordingly, the financial statements of the Company’s subsidiaries in Argentina and Brazil were considered to be operating in countries that are exposed to significant risks, restrictions and exchange fluctuations and were prepared in accordance with Chilean GAAP, with the exception of monetary correction, and then were remeasured into U.S. dollars as follows:

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

-    Any exchange differences were included in the results of operations for the period.

The resulting foreign currency amounts are then translated to Chilean pesos at the closing exchange rate at the balance sheet date. The difference between the investments’ equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments’ income (or loss) for the year, is recorded as other reserves in shareholders’ equity in the consolidated balance sheets.

In the opinion of management of the Company, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, are not eliminated in the reconciliation to U.S. GAAP.

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

The effect of provisioning for deferred income taxes for the differences between the amounts shown for assets and liabilities in the consolidated balance sheets and the tax bases of those assets and liabilities is included in the Chilean GAAP to U.S. GAAP reconciliation in paragraph (m) below and certain disclosures required under SFAS No. 109 are set forth under paragraph 2 a) below.

e)	Accounting for investments in related companies

As disclosed in Note 11, the Company acquired a 15.2% ownership in Cican S.A. in December 1996. Under Chilean GAAP, this investment has been accounted for under the equity method. Effective January 1, 1998, the Company also began accounting for its investment in Cican S.A. under the equity method for U.S. GAAP purposes. The Company has one of seven board of director positions of Cican; is the second largest shareholder; no single shareholder owns more than 50% of the Company; and the Company’s subsidiary in Argentina transacts a significant amount of business with Cican S.A. The Company believes that it has the ability to influence the policies of its investee. The amount of income recognized under the equity method of accounting for Cican S.A. for the years ended December 31, 2004, 2003 and 2002, was ThCh$ 120,797, ThCh$ (59,878) and ThCh$ (1,974,337), respectively. For U.S. GAAP purposes, prior to 1998 the Company accounted for this investment at cost less any impairment in value that is other than temporary. The effects for the difference in accounting for this investment pursuant to the cost method of accounting for U.S. GAAP purposes for the years ended December 31, 1996 and 1997 are included in the reconciliation of Chilean GAAP to U.S. GAAP included under paragraph (m) below.

The Company began accounting for its 11.31% interest in Kaik Participacoes Ltda. under the equity method in 1999 as described in Note 11. In prior years, as appropriate financial information was not available, the Company accounted for this investment under the cost method. Under U.S. GAAP, as the Company only holds 11.31% interest and the investee’s shares do not trade on any exchange, the cost method has been applied for all years presented. The effects for the difference in accounting for this investment pursuant to the cost method of accounting for U.S. GAAP for all periods presented are included in the reconciliation of Chilean GAAP to U.S. GAAP included under paragraph (m) below.

f)	Goodwill

i)	Under Chilean GAAP, until December 31, 2003, the excess of cost over the net book value of a purchased company was recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses. Effective January 1, 2004, Technical Bulletin No. 72 requires the determination of goodwill and negative goodwill based on the fair value of the acquired company.

Under U.S. GAAP, goodwill and other intangibles are accounted for under SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method of accounting after this date. With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to noncurrent assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

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

ii)	In accordance with Chilean GAAP, goodwill arising from the Refrescos acquisition was amortized over a period of 10 years as from July 1, 1994. Beginning in 1999, in accordance with new rules issued by the SVS, the Company is amortizing the remaining goodwill balance related to Refrescos over an original term of 20 years. Under U.S. GAAP, this amortization was over a period of 9 years until the year ended December 31, 1997. For the year ended December 31, 1999, the Company conformed its goodwill life relating to Refrescos to the life used for Chilean GAAP. The effects of differences in goodwill amortization through December 31, 2001 are included in the reconciliation of Chilean GAAP to U.S. GAAP equity under paragraph (m) below. Accounting treatment under U.S. GAAP equity for 2004, 2003 and 2002 is discussed in paragraph f) i), above.

iii)	Under Chilean GAAP, no deferred tax asset was recognized for the tax loss carryforward related to the acquisition of Rosario Refrescos S.A. in 1995. Under U.S. GAAP purchase accounting, a deferred tax asset would be recognized for the amount of the tax loss carryforward which is more likely than not to be recoverable. The deferred tax asset calculated at the date of acquisition would be accounted for as a reduction of the goodwill calculated under Chilean GAAP. The effects of the reduced amortization for 2001 which has arisen as a result of this adjustment to goodwill is included in paragraph (m) below in the reconciliation of the Chilean GAAP equity to US GAAP equity. Accounting treatment under U.S. GAAP for 2004, 2003 and 2002 is discussed in paragraph f) i), above.

iv)	In conjunction with the purchase accounting of Refrescos in 1994, for U.S. GAAP purposes, the Company evaluated the recoverability of Refrescos’ deferred tax asset for the net operating loss carryforward and concluded that it should be fully reserved. As part of the Company’s planned merger of Nitvitgov into Refrescos in 2001, the Company concluded that the merger would allow Refrescos to recover the deferred tax asset and, accordingly, the goodwill associated with the Refrescos acquisition was reduced by the amount of the valuation allowance related to the deferred tax asset that was no longer required. For Chilean GAAP purposes, no deferred tax asset or valuation allowance was recorded in prior years. However, a deferred tax asset and a related complementary account were recognized effective January 1, 2000 upon adoption of Technical Bulletin No. 60, see Note 1 i). The effects of reduced amortization of the complementary accounts for 2001 and recognition of the reversal of the valuation allowance and recognition of a deferred tax asset are included under paragraph (m) below in the reconciliation of the Chilean GAAP equity to US GAAP equity. Accounting treatment under U.S. GAAP for 2004, 2003 and 2002 is discussed in paragraph f) i), above.

v)	In December 1996, the Company acquired 78.7% of the capital stock of Inti S.A. Industrial y Comercial (“INTI”) from a subsidiary of The Coca-Cola Company, resulting in the ownership by the Company of substantially all of INTI’s shares, and 100% of the capital stock of Complejo Industrial PET S.A. (“Cipet”), both of which are located in Argentina. INTI is the Coca-Cola bottler in the province of Córdoba, Argentina. Cipet is a packaging company in the city of Buenos Aires that produces containers for various Coca-Cola bottlers in Argentina. The acquisitions of INTI and Cipet were recorded at ThCh$ 62,381,287 and were accounted for in accordance with the purchase method under Chilean GAAP, resulting in goodwill of ThCh$ 20,850,049 (in pesos of December 1996 purchasing power).

Also, in December 1996, 24,006,926 shares were offered, in accordance with the capital increase of Andina approved at the an Extraordinary Shareholders’ Meeting held in September 1996; 24,000,000 shares were subscribed and paid by Bottling Investment Limited at Ch$ 2,264 (in pesos of December 31, 1996) each, amounting to ThCh$ 54,336,000 (in pesos of December 1996). Additionally, Coca-Cola purchased, through its subsidiaries Coca-Cola Interamerican Corporation and Coca-Cola Argentina S.A., 100% of Bottling Investment Limited, through which it holds, its investment in Andina. The remaining shares were subscribed and paid for by local investors, for a total investment of ThCh$ 15,680 (in pesos of December 31, 1996 purchasing power). Under Chilean GAAP, these transactions were accounted for separately. Under U.S. GAAP, both transactions would be accounted for, as of those dates, as an acquisition through the issuance of shares and recorded as a purchase under Accounting Principles Board Opinion No. 16 “Business Combinations”, whereby the purchase price of the companies would be determined based on the market price of the Company’s shares. The fair value of the Company’s shares issued to The Coca-Cola Company on the date of the acquisitions was less than the ThCh$ 64,003,200 recorded by the Company as the purchase price for INTI and Cipet. Under U.S. GAAP, the difference is accounted for as a reduction of the goodwill and equity calculated under Chilean GAAP. The effect for the difference in accounting for the acquisition of these companies through the issuance of shares is included in the reconciliation of Chilean GAAP equity to U.S. GAAP equity included in paragraph (m) below.

In 2002, as a result of the adoption of SFAS No. 142, as explained in above paragraph f) i) the related goodwill ceased to be amortized.

g)	Joint venture accounting

In accordance with Chilean GAAP, in June 2001 the Company recognized a gain of ThCh$ 6,162,859 on the sale of property, plant and equipment to CMF upon the formation of this joint venture with Cristalerías. In addition, the Company wrote-off the basis difference of ThCh$ 1,822,031 between its investment in and its share of the net equity of the joint venture. Accordingly, the Company recognized a net gain before income taxes of ThCh$ 4,340,828.

Under U.S. GAAP, a gain can be recognized only if appreciated assets (excluding land) are contributed to a venture, cash or near-cash assets are received, and no other factors exist that could impact realization of the gain (such as guarantees of debt, puts or calls that may result in acquisition of the venture, etc.). Additionally, the gain would be limited to the proportion of the assets deemed sold and any basis difference would be amortized based on the lives of the assets that gave rise to the difference. Finally, all contributions of appreciated assets to the venture would generally be recorded at the carrying value of the joint venture shareholder.

The shareholders’ agreement for CMF that establishes joint control of the venture by the Company and Cristalerías also contains provisions that could require the Company to purchase Cristalerías’ shares of CMF. Accordingly, the gain recognized for Chilean GAAP purposes is not considered realized under U.S. GAAP. The effects of reversing the gain and write-off of the basis difference in the investment, amortizing the basis difference in accordance with U.S. GAAP and adjusting the results of CMF for the Company’s share of the amortization of excess value assigned to the assets of CMF under Chilean GAAP are included in paragraph (m) below.

h)	Investment securities

Under Chilean GAAP, long-term investments in bonds and time deposits held by the Company are carried at cost plus accrued interest. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, investment securities, which include debt and certain equity securities, are accounted for as follows:

-	Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

-	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

-	Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

The Company’s investments in bonds and government securities are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and U.S. GAAP in accounting for the Company’s investment in bonds and government securities is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (m) below.

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

j)	Accumulated translation adjustment of foreign investments

As described in Notes 20 and 21, the Company recognized a gain upon the realization of a portion of its accumulated translation adjustment of foreign investments account in accordance with Technical Bulletin No. 64. Under Chilean GAAP, a partial liquidation of an investment in a foreign entity is deemed to have occurred upon the repatriation of capital or of earnings in excess of net income for the year. In the case of a partial liquidation, the proportionate share of the accumulated translation adjustment of foreign investments account related to the foreign investment should be reversed and recorded in the results of the period.

At December 31, 2003, the decrease in capital of the Company’s subsidiary, Embotelladora del Atlántico S.A., of US$ 13.8 million (ThCh$8,399,301), generated income of ThCh$1,567,213 due to the reversal of the cumulative translation reserve.

During 2001, the Company repatriated US$ 130 million equivalent of capital from its foreign investments in Argentina representing over 50% of the capital invested. Accordingly, the Company reversed a proportionate amount of its accumulated translation adjustment of foreign investments account and recognized a gain of ThCh$ 25,294,317 in accordance with Chilean GAAP.

Under U.S. GAAP as set forth in SFAS No. 52, “Foreign Currency Translation”, the accumulated translation adjustment of foreign investments account is realized in the results of the period only upon the sale or upon the complete or substantially complete liquidation of an investment in a foreign entity. The effect of reversing this gain is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (m) below.

k)	Derivative financial instruments

At December 31, 2004 and 2003, the Company had derivative contracts consisting of forward contracts to purchase US dollars and cross-currency swap agreements (UF/US$). The forward contracts were obtained principally to protect the Company from foreign exchange risk with respect to future purchases of raw materials denominated in US dollars in Chile and Brazil. The cross-currency swap agreements were obtained to mitigate exchange rate and risk with respect to the US dollar-denominated bond investments held by the Company

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin N° 57. Under TB N° 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB N° 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.

Contracts to hedge recognized assets or liabilities or an unrecognized firm commitment act as hedging instruments against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

a.	If the net effect is a loss, it should be recognized in the statements of income in the period of change.

b.	If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet.

c.	If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in the statements of income in the current period up to the amount of net losses recorded previously.

d.	If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the statements of income for the year.

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

Under Chilean GAAP in accordance with TB No. 57, the Company’s forward contracts have been designated as hedges of forecasted transaction.

For U.S. GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137, SFAS 138 and SFAS 149 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in its consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The effect of the differences in accounting for derivative financial instruments are included in the reconciliation of Chilean GAAP and U.S. GAAP in paragraph (m) below. Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 e).

For Chilean GAAP purposes, the Company has recorded a gain of ThCh$ 9,333,498 in the consolidated statements of income for the year ended December 31, 2004 with the corresponding asset recorded in other current assets and long-term investments in the consolidated balance sheets as of December 31, 2004. Additionally, for the Company’s forward contracts representing hedges of forecasted transactions, the Company has recorded an unrealized loss of ThCh$ 641,806 for the year ended December 31, 2004 and an unrealized loss of ThCh$ 2,679,511 for the year ended December 31, 2003.

However, the Company has not completed the documentation necessary to qualify the contracts designated as hedges for Chilean GAAP purpose, as hedges for U.S. GAAP purposes. Accordingly, the unrealized losses deferred under Chilean GAAP of ThCh$ 641,806 in 2004 and ThCh$ 2,679,511 in 2003 represent a difference from U.S. GAAP that is included in paragraph (m) below.

l)	For U.S. GAAP purposes, effective January 1, 2003, the Company early-adopted SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64”; the effect being that the gain on repurchase of Series A, B and C bonds due to the early extinguishment of these bonds, is no longer presented as an extraordinary item.

m)	Effects of conforming to U.S. GAAP

The adjustments to reported net income for the periods indicated required to conform with U.S. GAAP are as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Net income as shown in the Chilean GAAP financial statements	40,158,726	16,148,413	34,185,268
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	9,788	9,779	10,347
Adjustment to deferred income tax provision (paragraph d)	368,430	1,378,322	(2,106,323)
Difference in accounting for investments in related companies (paragraph e)	1,652,410	(2,317,201)	1,319,934
Amortization of goodwill (paragraph f)	6,936,450	6,783,813	8,276,373
Joint venture accounting (paragraph g)	405,306	405,306	405,306
Accumulated translation adjustment of foreign investments (paragraph j)	—	(1,567,213)	—
Derivative financial instruments (paragraph k)	2,037,705	(3,089,670)	1,353,617

Net income in accordance with U.S. GAAP	51,568,815	17,751,549	43,444,522

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Components of other comprehensive (loss) income:

Cumulative translation adjustment for foreign investments	(11,541,416)	(33,981,450)	12,346,487
Unrealized gain on investment securities, net of applicable income tax expense (benefit) of ThCh$56,910 in 2004, ThCh$1,511,087 in 2003 and ThCh$(1,011,546) in 2002 (paragraph h)	297,548	7,549,212	(5,119,035)

Subtotal other comprehensive (loss) income	(11,243,868)	(26,432,238)	7,227,452

Comprehensive income (loss) in accordance with U.S. GAAP (paragraph 2 b)	40,324,947	(8,680,689)	50,671,974

Accumulated other comprehensive income amounted to ThCh$ 43,459,586, ThCh$ 54,703,454 and ThCh$ 81,135,692 as of December 31, 2004, 2003 and 2002, respectively.

The changes in other comprehensive (loss) income determined under U.S. GAAP were as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Other comprehensive (loss) income, before income tax:
Cumulative translation adjustment for foreign investments	(11,541,416)	(33,981,450)	12,346,487
Unrealized gains (loss) on securities
Unrealized holding gains (loss) arising during period	681,323	10,647,763	(4,980,997)
Less: reclassification adjustment for losses included in net income	(326,865)	(1,587,464)	(1,149,584)

Other comprehensive (loss) income, before income tax	(11,186,958)	(24,921,151)	6,215,906

Income tax expenses related to items of other comprehensive income	(56,910)	(1,511,087)	1,011,546

Other comprehensive (loss) income, net of income tax	(11,243,868)	(26,432,238)	7,227,452

The Company’s earnings per share under U.S. GAAP is as follows:

	For the year ended December 31,
	2004		2003		2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

	Series A	Series B	Series A	Series B	Series A	Series B
Basic and diluted net income per share	64.60	71.06	22.24	24.46	54.42	59.86

Weighted average number of common stock outstanding (thousands of shares)	380,137	380,137	380,137	380,137	380,137	380,137

Since Series B shares are entitled to a 10% higher dividend than Series A shares, Series B shareholders are entitled to 52.38% of earnings, and Series A shareholders are entitled to 47.62% of earnings. In accordance to this calculation, earnings per share are composed as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Net income in accordance with U.S. GAAP	51,568,815	17,751,549	43,444,522
(less): Preferred stock dividend Series B	(27,011,745)	(9,298,261)	(22,756,241)

Basic EPS
Income available to common stockholders	24,557,070	8,453,288	20,688,281

Weighted average number of common shares outstanding (thousands of shares) Series A	380,137	380,137	380,137

Basic and diluted net income per share Series A	64.60	22.24	54.42

Basic EPS
Income available to preferred stockholders	27,011,745	9,298,261	22,756,241

Weighted average number of common shares outstanding (thousands of shares) Series B	380,137	380,137	380,137

Basic and diluted net income per share Series B	71.06	24.46	59.86

The adjustments required to conform shareholders’ equity to U.S. GAAP are as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Shareholders’ equity as shown in the Chilean GAAP financial statements	290,848,630	310,507,964
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	(1,369,473)	(1,379,261)
Adjustment to deferred income tax provision (paragraph d)	373,601	62,081
Difference in accounting for investments in related companies (paragraph e)	1,616,210	(36,200)
Amortization of goodwill (paragraph f)	9,350,131	2,413,681
Joint venture accounting (paragraph g)	(2,837,138)	(3,242,444)
Unrealized gain on investment securities (paragraph h)	3,581,853	3,227,395
Derivative financial instruments (paragraph k)	(641,806)	(2,679,511)

Shareholders’ equity in accordance with U.S. GAAP	300,922,008	308,873,705

The changes in shareholders’ equity determined under U.S. GAAP were as follows:

ThCh$

BALANCE AT DECEMBER 31, 2001	380,270,781

Distribution of dividends	(61,160,295)
Increase in cumulative translation adjustment of foreign investments	12,346,487
Increase in net unrealized losses on investment securities	(5,119,035)
Net income for the year	43,444,522

BALANCE AT DECEMBER 31, 2002	369,782,460

Distribution of dividends	(52,228,066)
Increase in cumulative translation adjustment of foreign investments	(33,981,450)
Decrease in net unrealized losses on investment securities	7,549,212
Net income for the year	17,751,549

BALANCE AT DECEMBER 31, 2003	308,873,705

Distribution of dividends	(48,276,644)
Increase in cumulative translation adjustment of foreign investments	(11,541,416)
Increase in net unrealized losses on investment securities	297,548
Net income for the year	51,568,815

BALANCE AT DECEMBER 31, 2004	300,922,008

2 Additional Disclosure Requirements:

a) Income taxes

The accounting for income taxes under Chilean GAAP and U.S. GAAP differs for deferred income taxes. Under U.S. GAAP, as set forth in SFAS No. 109, “Accounting for Income Taxes”, all temporary differences arising from transactions that have different accounting and tax treatments are recognized as deferred tax assets and liabilities as of the balance sheet date. A valuation allowance is provided against deferred tax assets that are not recoverable on a more-likely-than-not basis. Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Prior to the implementation of Technical Bulletin No. 60, only deferred tax assets and liabilities that were expected to materialize in the future were recognized in these consolidated financial statements.

The provisions for income taxes included in the consolidated statements of income were as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Current tax expense as per tax returns	(3,632,164)	(2,589,043)	(7,936,185)
Deferred tax expense as previously calculated under Chilean GAAP	(312,638)	1,554,213	(868,528)

Charge for the year under Chilean GAAP	(3,944,802)	(1,034,830)	(8,804,713)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109 to Chilean GAAP results	368,430	1,378,322	(2,106,323)

(Charge) benefits from continuous operations for the year under U.S. GAAP	(3,576,372)	343,492	(10,911,036)

The above table can be broken down into geographic sources as follows:

	Chilean			The Company
2004	and others	Brazil	Argentina	(consolidated)

	ThCh$	ThCh$	ThCh$	ThCh$

Current tax expense as per tax return	(2,009,213)	(1,457,714)	(165,237)	(3,632,164)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(2,086,041)	431,702	1,341,701	(312,638)

(Charge) benefit for the year under Chilean GAAP	(4,095,254)	(1,026,012)	1,176,464	(3,944,802)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	86,775	(5,312)	286,967	368,430

(Charge) benefit from continuous operations for the year under U.S. GAAP	(4,008,479)	(1,031,324)	1,463,431	(3,576,372)

	Chilean			The Company
2003	and others	Brazil	Argentina	(consolidated)

	ThCh$	ThCh$	ThCh$	ThCh$

Current tax expense as per tax return	(2,589,043)	—	—	(2,589,043)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(659,731)	783,552	1,430,392	1,554,213

(Charge) benefit for the year under Chilean GAAP	(3,248,774)	783,552	1,430,392	(1,034,830)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	851,200	516,195	10,927	1,378,322

(Charge) benefit from continuous operations for the year under U.S. GAAP	(2,397,574)	1,299,747	1,441,319	343,492

	Chilean			The Company
2002	and others	Brazil	Argentina	(consolidated)

	ThCh$	ThCh$	ThCh$	ThCh$

Current tax expense as per tax return	(6,646,304)	—	(1,289,881)	(7,936,185)
Deferred tax expense as previously calculated under Chilean GAAP	(762,692)	(789)	(105,047)	(868,528)

Charge for the year under Chilean GAAP	(7,408,996)	(789)	(1,394,928)	(8,804,713)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	(62,399)	5,602,386	(7,646,310)	(2,106,323)

(Charge) benefit from continuous operations for the year under U.S. GAAP	(7,471,395)	5,601,597	(9,041,238)	(10,911,036)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	For the year ended December 31,
	2004	2003

	ThCh$	ThCh$

Deferred tax assets:
Tax loss carryforwards	14,401,395	17,845,705
Social contribution	2,691,031	2,589,714
Tax-credits Argentina currency devaluation	1,075,722	196,702
Provision for labor and trade lawsuits	4,856,772	3,536,572
Provision for assets written-off	1,772,273	2,242,033
Allowance for doubtful accounts	543,672	653,306
Vacation accrual	119,090	129,192
Provisions for employee benefits	491,970	289,788
Packages development	—	101,878
Joint venture accounting	733,380	838,149
Fair value of derivative not considered to be hedge	109,107	455,517
Other	485,718	858,943
Less: Valuation allowance	(16,714,346)	(20,365,894)

Total deferred tax assets	10,565,784	9,371,605

Deferred tax liabilities:
Depreciation	4,387,885	5,205,239
Guarantees on bottles	2,658,127	2,567,681
Staff severance indemnities	565,941	560,550
Financial expenses	2,039,346	—
Unrealized income on investments securities	605,567	548,657
Other	450,526	413,647

Total deferred tax liabilities	10,707,392	9,295,774

Net deferred tax assets (liabilities) under U.S. GAAP	(141,608)	75,831

Net deferred tax assets (liabilities) under Chilean GAAP	(515,209)	13,750

Effect of U.S. GAAP adjustments on deferred income taxes	373,601	62,081

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated according to U.S. GAAP as a result of the following:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Income tax provision at statutory Chilean tax rates	9,374,682	2,872,329	8,696,889
Increase (decrease) in provision resulting from:
Tax effects resulting from foreign operations	1,047,641	172,816	602,528
Permanent differences	(3,107,806)	923,085	(8,929,273)
Effect of remeasurement to U.S. dollars (Brazil and Argentina)	(147,309)	(1,355,637)	2,492,146
Change in valuation allowance	(2,000,181)	(1,474,060)	9,145,679
Adjustments in prior year income taxes	(542,861)	(652,284)	23,609
Other	(1,047,794)	(829,741)	(1,120,542)

Effective tax provision	3,576,372	(343,492)	10,911,036

The Chilean statutory first category (corporate) income tax rate was 17.0% for 2004, 16.5% for 2003 and 16.0% for 2002. In accordance with Chilean law, the Company and each of its subsidiaries computes and pays income taxes on a separate basis.

The Brazilian federal statutory income tax rate was approximately 25% for 2004, 2003 and 2002. Additionally, an additional surtax of 9% for 2004, 2003 and 2002 is charged in Brazil on net income with respect to a social contribution similar in nature to income tax. In view of tax losses for the years ended December 31, 2004, 2003 and 2002, no such levy was due by the Company for such periods.

The Argentine income tax rate was 35% for 2004, 2003 and 2002 in accordance with currently enacted tax legislation.

The Company had net operating tax loss carryforwards related to its Brazilian subsidiaries of approximately ThCh$55,374,472 at December 31, 2004 that can be carried forward indefinitely. The Company had net operating tax loss carryforwards related to its Chilean subsidiaries of approximately ThCh$29,690,019 at December 31, 2004 that can be carried forward indefinitely. The Company had net operating tax loss carryforwards related to its Argentinean subsidiaries of approximately ThCh$22,951,029. The            tax losses in Argentina can be imputed to future tax gains up to a 5 year term. Since the total tax loss in Argentina was generated by the devaluation of the Argentine peso in 2002, the expiration of the tax benefit is 2007.

b) Comprehensive income (loss)

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

c) Statements of cash flows

i) For the purpose of the statements of cash flows using U.S. GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. In accordance with the Company’s policy, certain cash equivalents that are managed as part of the Company’s investment portfolio are excluded from the amount shown as cash and cash equivalents in the statements of cash flows. The detail of cash and cash equivalents is as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Cash	13,826,989	9,579,370	12,056,523
Time deposits	7,561,598	6,767,470	12,877,562
Money market funds	5,750,430	25,720,902	26,440,071

Total cash and cash equivalents	27,139,017	42,067,742	51,374,156

ii) Additional cash flow disclosure required under U.S. GAAP that are shown net in Chilean GAAP are as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Short-term borrowings with banks and financial institutions	60,090,409	52,586,513	12,726,928
Long term borrowings with banks and financial institutions	—	333,698	40,265,971
Repayment of short-term bank borrowings	(45,620,408)	(54,543,000)	(57,175,701)
Repayment of long-term bank borrowings	(1,258,957)	(1,250,281)	—

Net bank borrowings	13,211,044	(2,873,070)	(4,182,802)

d) Segment information

The Company operates principally in three segments which comprise the production and sales of goods for (i) Coca-Cola soft drinks, (ii) Other beverages (juices, mineral water and beer), and (iii) Packaging. Total revenues by segment include sales to unaffiliated customers, as reported in the Company’s consolidated income statements, and intersegment sales, which are accounted for at invoice price.

The Company measures its reportable segments and evaluates their performance based on operating income under Chilean GAAP.

The Coca-Cola soft drink segment comprises the production and sales of Coca-Cola, Sprite, Fanta and other Coca-Cola soft drinks. The Other beverages segment includes the sales of mineral water, fruit juices and, in Brazil, beer. The Packaging segment consists of the production of PET containers.

The accounting policies for the segments are the same as those described in “Note 1 — Nature of operations and summary of significant policies”.

A summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Revenue:
Sales to unaffiliated customers:
Soft drinks	361,359,854	343,360,373	356,479,834
Other beverages	42,429,222	41,623,815	40,753,967
Packaging	9,965,143	11,543,480	15,046,122

Subtotal	413,754,219	396,527,668	412,279,923

Intersegment sales:
Soft drinks	—	—	—
Other beverages	14,092,341	14,054,688	13,376,932
Packaging	8,631,860	8,338,154	7,852,874
Eliminations	(22,724,201)	(22,392,842)	(21,229,806)

Subtotal	—	—	—

Total revenue	413,754,219	396,527,668	412,279,923

Operating income:
Soft drinks	55,557,885	44,376,442	36,936,482
Other beverages	5,421,072	3,789,947	4,984,781
Packaging	1,907,102	725,600	1,063,924

Total operating income	62,886,059	48,891,989	42,985,187

Financial income:
Soft drinks	23,314,412	31,539,494	25,356,571
Other beverages	315	90,253	42,404
Packaging	2,066	3,921	391

Total financial income	23,316,793	31,633,668	25,399,366

Financial expenses:
Soft drinks	18,923,756	20,442,897	20,912,131
Other beverages	80,845	1,363	1,202
Packaging	135,882	35,464	—

Total financial expenses	19,140,483	20,479,724	20,913,333

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Share of income from unconsolidated affiliates:
Soft drinks	—	—	—
Other beverages	567,149	2,320,752	11,371,348
Packaging	421,138	(451,669)	(1,931,516)

Total share of income from unconsolidated affiliates	988,287	1,869,083	9,439,832

Income tax expenses:
Soft drinks	3,601,147	884,495	7,561,444
Other beverages	132,513	150,335	130,139
Packaging	211,142	—	1,113,130

Total income tax expenses	3,944,802	1,034,830	8,804,713

Depreciation:
Soft drinks	30,102,546	30,493,957	37,236,738
Other beverages	1,208,045	1,180,865	1,321,247
Packaging	1,269,638	2,112,580	3,129,636

Total depreciation	32,580,229	33,787,402	41,687,621

Segment assets:
Soft drinks	441,732,927	458,560,454	548,840,424
Other beverages	10,730,029	11,123,702	11,652,230
Packaging	12,617,378	13,829,911	16,761,751

Total segment assets	465,080,334	483,514,067	577,254,405

Capital expenditures:
Soft drinks	23,920,770	24,908,430	23,923,537
Other beverages	845,296	936,149	527,743
Packaging	474,923	131,961	229,670

Total capital expenditures	25,240,989	25,976,540	24,680,950

     A geographical summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Revenue:
Sales to unaffiliated customers:
Chile	201,667,750	199,021,046	193,655,665
Brazil	127,958,224	121,600,834	148,033,811
Argentina	84,128,245	75,905,788	70,590,447

Total revenue	413,754,219	396,527,668	412,279,923

Operating income:
Chile	40,501,605	38,133,917	37,480,320
Brazil	13,259,497	7,166,262	5,757,907
Argentina	9,124,957	3,591,810	(253,040)

Total operating income	62,886,059	48,891,989	42,985,187

Financial income:
Chile	20,707,444	28,923,991	17,551,146
Brazil	2,548,136	2,647,621	7,772,727
Argentina	61,213	62,056	75,493

Total financial income	23,316,793	31,633,668	25,399,366

Financial expenses:
Chile	10,377,574	9,681,964	11,485,277
Brazil	4,502,428	6,592,286	4,737,885
Argentina	4,260,481	4,205,474	4,690,171

Total financial expenses	19,140,483	20,479,724	20,913,333

Share of income from unconsolidated affiliates:
Chile	300,341	(391,791)	42,820
Brazil	567,149	2,320,752	11,371,348
Argentina	120,797	(59,878)	(1,974,336)

Total share of income from unconsolidated affiliates	988,287	1,869,083	9,439,832

Income tax expenses (benefit):
Chile	4,095,254	3,248,576	7,408,996
Brazil	1,026,012	(783,352)	789
Argentina	(1,176,464)	(1,430,394)	1,394,928

Total income tax expenses	3,944,802	1,034,830	8,804,713

	For the year ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Depreciation:
Chile	14,036,621	14,355,643	13,603,273
Brazil	10,413,645	9,860,949	14,960,534
Argentina	8,129,963	9,570,810	13,123,814

Total depreciation	32,580,229	33,787,402	41,687,621

Identifiable long-lived assets:
Chile	239,388,792	260,832,326	295,495,487
Brazil	121,467,819	113,842,931	145,932,734
Argentina	86,552,573	94,373,552	125,116,227

Total identifiable long-lived assets	447,409,184	469,048,809	566,544,448

A reconciliation of total segment assets by product, and long-lived assets by country to total consolidated assets for the years ended December 31, 2004, 2003 and 2002 is as follows:

	At December 31,
Industry	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Total segment assets	465,080,334	483,514,067	577,254,405
Cash	13,826,989	9,579,370	12,056,523
Financial instruments	23,643,313	32,488,372	39,317,634
Amounts due from related parties	115,726	51,823	94,508
Recoverable taxes	5,572,967	4,683,314	4,518,935
Deferred income taxes	—	1,382,778	736,305
Investments in related companies	20,012,845	19,900,898	17,674,616
Investment in other companies	54,250	624,762	763,382
Intangible assets (net)	214,903	322,167	640,411
Liabilities deducted from segment assets	51,209,873	47,514,136	41,211,282

Total assets	579,731,200	600,061,687	694,268,001

Identifiable long-lived assets	447,409,184	469,048,809	566,544,448
Current assets	132,322,016	131,012,878	127,723,553

Total assets	579,731,200	600,061,687	694,268,001

e) Derivative financial instruments

Derivative financial instruments are used by the Company principally in the management of its and foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading purposes.

As described in paragraph 1k), under U.S. GAAP, the Company applies SFAS No. 133. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.

During 2004 and 2003, the Company entered into forward contracts in its Chilean and Brazilian operations to manage its exposure associated with its foreign currency commitments in US dollars, which were primarily for raw materials purchases. During 2004 and 2003, the Company entered into cross-currency swaps to manage its foreign currency risk exposure associated with its long-term investments in bonds and time deposits. At December 31, 2004 and 2003, the Company had derivative financial instruments outstanding consisting of forward contracts to purchase US dollars with a notional amount of ThCh$ 115,419,720 in 2004 all of which mature as per Note 24 and ThCh$ 113,218,451 in 2003, all of which matured as per Note 24. See Note 24 above for the detail of the derivative instruments at December 31, 2004 and 2003. None of these derivative financial instruments were designed as hedges in accordance with U.S. GAAP.

The financial instruments described above involve elements of market risk and credit risk. Market risk is the possibility that future changes in foreign exchange may make the financial instruments more or less valuable. Credit risk is the possibility of default by the counterparties. The loss that the Company would incur if a counterparty defaulted is significantly less than the instruments’ notional value and the loss exposure is the fair value of the instrument. The Company does not require collateral or other security for the instruments.

f) Operating income

Under Chilean GAAP, the following income and expenses arising during the years ended 2004, 2003 and 2002 are classified as “Non-operating income and expense” whereas under U.S. GAAP they would be included within “Operating income”:

	At December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Operating income as reported under Chilean GAAP	62,886,059	48,891,989	42,985,187
Gain on legal claim	—	—	1,508,122
Gain on sale of, plant property and equipment	307,403	537,401	695,587
Lease of property (offices)	28,103	—	—
Reversal of contingencies provisions	—	1,521,613	—
Provision for property, plant and equipment Itaoca	(2,891,610)	—	—
Staff severance indemnities	(2,301)	(64,799)	(3,346,014)
Provision for labor, tax and commercial lawsuits	(1,657,258)	(5,440,323)	(4,410,362)
Obsolescence and write-off of property, plant and equipment	(123,684)	(186,458)	(8,530,041)
Loss on sale of property, plant and equipment	(588,784)	(337,766)	(350,517)
Provision for loss of investment in Transora	(613,166)	—	—
Provision for equity investee in Centralli Refrigerantes S.A.	(79,202)	(1,038,996)	—

Operating income under U.S. GAAP format	57,265,560	43,882,661	28,551,962

g) Concentrations of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2004.

h) Disclosures regarding the fair values of financial instruments

The estimated fair values of the Company’s financial instruments were as follows:

	At December 31,
	2004		2003
	Carrying	Fair	Carrying	Fair
	value	value	value	value

	ThCh$	ThCh$	ThCh$	ThCh$

Cash	13,826,989	13,826,989	9,579,370	9,579,370
Time deposits	7,561,598	7,561,598	6,767,470	6,767,470
Marketable securities	16,081,715	16,177,834	25,720,902	25,720,902
Trade accounts receivable (net)	31,217,559	31,217,559	29,072,982	29,072,982
Notes receivable (net)	10,001,535	10,001,535	11,728,404	11,728,404
Other receivables (net)	16,274,670	16,274,670	14,017,641	14,017,641
Long-term time deposits	45,920,861	45,920,861	50,125,891	50,125,891
Long-term credits	20,718,081	20,718,081	24,480,284	24,480,284
Long-term investment in bonds	92,768,681	96,254,415	86,868,771	90,096,166
Long-term receivables	46,948	46,948	51,823	51,823
Foreign currency contracts (net)	20,204,614	20,204,614	8,833,411	8,833,411

	At December 31,
	2004		2003
	Carrying	Fair	Carrying	Fair
	value	value	value	Value

	ThCh$	ThCh$	ThCh$	ThCh$

Short and long-term term bank borrowings	65,760,668	65,760,668	57,925,666	57,925,666
Bonds payable	125,084,790	139,312,586	138,627,585	139,886,825
Dividends payable	6,904,006	6,904,006	4,055,344	4,055,344
Accounts payable	33,635,007	33,635,007	32,691,155	32,691,155
Notes payable	5,000	5,000	32,059	32,059
Other creditors short and long-term	3,071,031	3,071,031	3,267,559	3,267,559

Cash, receivables and account payable: the carrying amounts approximate fair value due to the short-term maturity of this instruments.

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

Foreign currency contracts: The estimated fair values of the forward and swaps contracts are based on quoted market prices at year end.

i) Available for sale securities

The following are required disclosures for investments classified as available for-sale in accordance with SFAS 115. Realized gains and losses are determined using the proceeds from sale less the cost of the investments identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2004, 2003 and 2002 are as follows:

	Years ended December 31,
	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Proceeds on realized gains	15,672,715	27,626,786	31,273,005
Realized gains	326,865	1,618,289	1,166,625
Proceeds on realized losses	—	15,138,305	2,817,075
Realized losses	—	(30,825)	(17,041)

The carrying value and market value of securities available-for sale as of December 31, 2004, 2003 and 2002 are as follows:

	Year ended December 31, 2004
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale-investments
Chilean treasury bonds	8,051,503	147,740	—	8,199,243
Other securities of Chilean institutions	58,263,665	1,614,152	(39,075)	59,838,742
Foreign investments	32,032,283	2,007,741	(148,705)	33,891,319

Total	98,347,451	3,769,633	(187,780)	101,929,304

	Year ended December 31, 2003
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale-investments
Chilean treasury bonds	8,833,752	—	(69,872)	8,763,880
Other securities of Chilean institutions	53,210,613	1,836,002	(308,431)	54,738,184
Foreign investments	24,824,406	1,769,696	—	26,594,102

Total	86,868,771	3,605,698	(378,303)	90,096,166

	Year ended December 31, 2002
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale-investments
Chilean treasury bonds	13,060,250	—	(562,041)	12,498,209
Other securities of Chilean institutions	89,136,715	1,992,560	(8,309,345)	82,819,930
Foreign investments	16,059,998	1,045,921	—	17,105,919

Total	118,256,963	3,038,481	(8,871,386)	112,424,058

The contractual maturities of securities classified by the Company as available-for-sale are as follows:

	Year ended December 31, 2004
		After one	After five
		year but	years but
	Within	within five	within ten	After ten
	one year	years	years	years	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale-investments
Chilean treasury bonds	—	—	8,051,503	—	8,051,503
Other securities of Chilean institutions	5,578,770	8,502,368	44,182,527	—	58,263,665
Foreign investments	—	15,234,277	16,798,006	—	32,032,283

Total	5,578,770	23,736,645	69,032,036	—	98,347,451

j) Goodwill

The Company has performed the impairment test of goodwill as required by SFAS No.142, which did not result in any impairment.

The table below presents the allocation of the total carrying value of goodwill, net of accumulated amortization calculated up to December 31, 2001 by major line of business of the Company:

Business Segment	ThCh$
Soft drinks	93,165,241

k) Concentrations of other risks

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

l) Recent Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. FAS 151 is not expected to have any impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, “Exchange of Non-monetary Assets and amendment of APB No. 29” (“FAS 153”), which is the result of its efforts to improve comparability of U.S. accounting standards for non-monetary transactions with International Accounting Standards. FAS 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance — that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. FAS 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. FAS 153 is not expected to have any impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued FASB Statement No. 154 “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”), which changes the requirements for the accounting and reporting of a change in an accounting principle. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is not practical to determine either the period specific effects or the cumulative effect of the change. FAS 154 is not expected to have any impact on the Company’s financial position or results of operations.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20 F and has duly caused this Annual Report on Form 20 F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2005.

EMBOTELLADORA ANDINA S.A. (ANDINA BOTTLING COMPANY)
/s/ Osvaldo Garay
Osvaldo Garay
Chief Financial Officer

Date: June 30, 2005