Form 20-F/A
period 2004-12-31
ANDINA BOTTLING CO INC
filed 2005-07-07
CIK 925261

As filed with the Securities and Exchange Commission on July 7, 2005

United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

7.000% Notes due October 1, 2007
7.625% Notes due October 1, 2027
7.875% Notes due October 1, 2097

The number of outstanding shares of the issuer’s stock as of December 31, 2004 was 760,274,542 as follows:

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

☐   Item 17      ☑  Item 18

EXPLANATORY NOTE

This amended report on Form 20F/A dated July 7, 2005 is being filed to:

(1) amend the statement “The number of outstanding shares of the issuer’s stock as of December 31, 2003 was 760,274,542 as follows” on the front cover page of the Form 20-F filed June 30, 2005, and replace it with “The number of outstanding shares of the issuer’s stock as of December 31, 2004 was 760,274,542 as follows.”

Other than the foregoing statement and conforming changes related thereto, no part of the annual report on Form 20-F filed on June 30, 2005 is being amended, and the filing of this amended annual report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any dated subsequent to June 30, 2005.

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

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20 F and has duly caused this Annual Report on Form 20 F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on July 7, 2005.

EMBOTELLADORA ANDINA S.A. (ANDINA BOTTLING COMPANY)
/s/ Osvaldo Garay
Osvaldo Garay
Chief Financial Officer

Date: July 7, 2005