Form 20-F
period 2005-12-31
ANDINA BOTTLING CO INC
filed 2006-06-30
CIK 925261

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 33-80138
Embotelladora Andina S.A.
(Exact name of Registrant as specified in its charter)
Andina Bottling Company
(Translation of the Registrant’s name in English)
Republic of Chile
(Jurisdiction of incorporation or organization)
Avenida El Golf 40, Office 401
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
7.000% Notes due October 1, 2007
7.625% Notes due October 1, 2027
7.875% Notes due October 1, 2097

The number of outstanding shares of the issuer’s stock as of December 31, 2005 was 760,274,542 as follows:
380,137,271      Series A Shares
380,137,271      Series B Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑            No☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐            No☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes      No☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑      Accelerated filer ☐      Non-accelerated filer☐
Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17            ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐            No ☑

INTRODUCTION
References
Unless the context otherwise requires, as used in this annual report:
•	the “Company” and “we” means Andina and its consolidated subsidiaries;

•	“Andina” means Embotelladora Andina S.A.;

•	“Refrescos” means the Company’s subsidiary, Río de Janeiro Refrescos Ltda. and its subsidiaries;

•	“Edasa” means the Company’s subsidiary, Embotelladora del Atlántico S.A.;

•	“Envases CMF” means the Company’s affiliate, Envases CMF S.A.;

•	“Vital” means the Company’s subsidiary, Vital S.A.;

•	“Vasa” means the Company’s subsidiary, Vital Aguas S.A.; and

•	“Multipack” means the Company’s subsidiary, Envases Multipack S.A.
     Likewise, unless the context otherwise requires, “The Coca-Cola Company” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“C-C Chile”), which operates in Chile, Coca-Cola Industrias Ltda. (“C-C Brazil”), which operates in the Federative Republic of Brazil (“Brazil”) and Servicios y Productos para Bebidas Refrescantes S.R.L. (“C-C Argentina”), which operates in the Republic of Argentina (“Argentina”).
In addition, as used in this annual report:
•	the “Chilean territory” means the Metropolitan Region of Santiago, Chile and the neighboring provinces of Cachapoal and San Antonio;

•	the “Brazilian territory” means the municipality of Río de Janeiro, the state of Espírito Santo, and portions of the neighboring areas of Itaguaí, Mangaratiba, Duque de Caixas and São João de Meriti, Niteroi, Itambi, Campos, Friburgo and Região dos Lagos and Nova Iguaçú; and

•	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, Buenos Aires (San Nicolás and Ramallo, but excluding the federal capital) and most of Santa Fe.

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
     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under “Item 3. Key Information—Exchange Rates”) reported by the Banco Central de Chile, which we refer to as the “Central Bank,” for December 31, 2005, which was Ch$512.5=US$1.00. The Observed Exchange Rate for June 28, 2006 was Ch$549.16=US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.
Forward-looking information
     This annual report contains or incorporates by reference statements that constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements. You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent auditors have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable
ITEM 3. KEY INFORMATION
Selected Financial Data
     The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2004 and 2005 and for each of the three years ended December 31, 2005 has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements and the notes thereto, included elsewhere in this annual report, that we refer to in this annual report as the “Consolidated Financial Statements.” Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States which we refer to as “U.S. GAAP.” Note 28 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates covered thereby.
     Our consolidated financial results include the results of our subsidiaries located outside Chile, principally in Brazil and Argentina. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP and, for purposes of local taxation, in accordance with accounting principles generally accepted in their country of operation.
     Our Consolidated Financial Statements reflect the Chilean GAAP results of our subsidiaries outside Chile translated into Chilean pesos. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos (which factors in the purchasing power of the Chilean peso) as of December 31, 2005. See Notes 1(c) and 28(a) and (b) to our Consolidated Financial Statements.
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

	Year ended December 31,
	2005		2005		2004		2003		2002		2001
	(in millions of constant Ch$ as of December 31, 2005 and millions of US$, except ratios, per share and per ADS data, and sales volume)
Income Statement Data:
Chilean GAAP:
Net sales	US$	934	Ch$	478,472	Ch$	428,649	Ch$	410,803	Ch$	427,122	Ch$	532,382
Cost of sales		(561)		(287,395)		(262,784)		(262,515)		(281,719)		(334,744)
Administrative and selling expenses		(221)		(113,169)		(100,715)		(97,636)		(101,411)		(135,967)
Operating income		152		77,908		65,150		50,652		44,532		61,671
Non-operating (expense) income, net		(14)		(7,103)		(12,270)		(25,819)		8,582		(5,317)
Income taxes and minority interest		(17)		(8,537)		(4,090)		(1,075)		(9,125)		(7,990)
Amortization of goodwill		(12)		(6,229)		(7,186)		(7,028)		(8,574)		(11,835)

Net income	US$	109	Ch$	56,039	Ch$	41,604	Ch$	16,730	Ch$	35,415	Ch$	36,529

Basic and diluted earning per share
Series A	US$	0.14		70.20		52.12		20.96		44.37		45.76
Series B		0.15		77.22		57.33		23.05		48.80		50.33
Basic and diluted earning per ADS(3).
Series A	US$	0.82		421.20		312.71		125.74		266.19		274.56
Series B		0.90		463.31		343.97		138.31		292.80		302.00
U.S.GAAP:
Net income	US$	147	Ch$	75,184	Ch$	53,425	Ch$	18,391	Ch$	45,009	Ch$	11,289
Total number of shares:
Series A		380,137,271		380,137,271		380,137,271		380,137,271		380,137,271		380,137,271
Series B		380,137,271		380,137,271		380,137,271		380,137,271		380,137,271		380,137,271
Dividends declared per share:
Series A	US$	66	Ch$	33,908	Ch$	22,504	Ch$	24,405	Ch$	27,446	Ch$	27,446
Series B		73		37,299		24,755		26,845		30,191		30,191
Basic and diluted earning per share
Series A	US$	0.18		94.18		66.93		23.04		56.38		14.14
Series B		0.20		103.60		73.62		25.34		62.02		15.56
Basic and diluted earning per ADS(3).
Series A	US$	1.10		565.10		401.56		138.23		338.29		84.85
Series B		1.21		621.59		441.70		152.05		372.11		93.33

Balance Sheet Data:
Chilean GAAP:
Total assets	US$	1,026	Ch$	526,050	Ch$	600,602	Ch$	621,664	Ch$	719,262	Ch$	761,924
Short-term debt (1)		82		42,104		34,705		21,524		18,271		24,771
Long-term debt		200		102,257		163,011		182,105		210,502		223,503
Total shareholders’ equity		524		268,437		301,319		321,686		395,893		411,048
U.S.GAAP:
Total shareholders’ equity		565		289,577		311,755		319,993		383,095		393,961

Other Financial Information:
Chilean GAAP:
Cash flows from operating activities	US$	189	Ch$	96,823	Ch$	72,819	Ch$	76,763	Ch$	105,435	Ch$	98,923
Cash flows from investing activities		21		10,908		(38,945)		(18,913)		(41,040)		(36,895)
Cash flows from financing activities		(223)		(114,122)		(45,376)		(63,008)		(68,377)		(98,662)
Depreciation		57		29,037		32,581		35,004		43,188		44,968
Capital expenditures		53		27,395		26,150		26,912		25,569		24,984
Ratio of total debt to total capitalization (2)		0.35		0.35		0.40		0.39		0.37		0.38

Other Operating Data:
Sales volume of Coca-Cola Soft Drinks (UCs in millions)(5)				360.6		336.3		315.5		301.8		311.1
Sales volume of Other Beverages (UCs in millions) (4)(5)				29.3		27.8		27.0		26.0		27.9

(1)	Includes short-term bank liabilities and the portion of long-term bank liabilities and bonds payable within 12 months.

(2)	Total debt is calculated as the sum of short-term and long-term financial debt. Total capitalization is calculated as the sum of total financial debt, minority interest and total shareholders’ equity. Shareholders’ equity under U.S. GAAP differs from Chilean GAAP in certain important respects. For a summary of the principal differences between U.S. GAAP and Chilean GAAP as they relate to us, see “Item 5 — Operating and Financial Review and Prospects - U.S. GAAP Reconciliation” and Note 28 to our Consolidated Financial Statements.

(3)	Each ADS represents six shares of common stock.

(4)	Includes juices and mineral water (in Chile and Argentina) and beer, juices and mineral water (in Brazil).

(5)	Unit cases (“UCs”) refer to 192 ounces of finished beverage product (24 eight-ounce servings).
Exchange Rates
     The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2001 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End
2001	557.13	716.62	634.76	654.79
2002	641.75	756.56	689.50	718.61
2003	593.10	758.21	691.04	593.80
2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50

Month
December 2005	509.70	518.38	514.04	512.50
January 2006	513.18	535.36	525.02	524.37
February 2006	516.91	532.35	525.35	517.33
March 2006	516.75	536.16	529.16	526.18
April 2006	511.44	525.40	516.74	514.97
May 2006	512.76	532.92	521.56	531.87

Source: Central Bank.

(1)	Nominal Figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	With respect to annual periods, the average of the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.
The Observed Exchange Rate on June 28, 2006 was Ch$549.16 US$1.00.
Risk Factors
     We and our subsidiaries outside Chile are subject to various economic, political, social and competitive conditions. Any of the following risks, if they materialize, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Related to our Company
We rely heavily on our relationship with The Coca-Cola Company which has substantial influence over our business and operations
     Approximately 87% of our net sales in 2005 were derived from the distribution of Coca-Cola soft drinks and 9% of our net sales were derived from the distribution of non-soft drink beverages bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries, and, in each case, the local subsidiary of The Coca-Cola Company or, in the case of fruit juices and nectars, The Minute Maid Company, a subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over our business through its rights under the Bottler Agreements. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.” Under the Bottler Agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by The Coca-Cola Company) sold to us. The Coca-Cola Company also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by The Coca-Cola Company. Pursuant to the Bottler Agreements, we are required to submit a business plan to The Coca-Cola Company for prior approval on a yearly basis. In accordance with the Bottler Agreements, The Coca-Cola Company may, among other things, require that we demonstrate financial ability to meet our business plan and may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where such approval is withheld. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of Coca-Cola soft drinks or other Coca-Cola beverages.
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
We are engaged in a highly competitive business that is subject to price competition and that may impact our net profits and margins
     The soft drink and non-alcoholic beverage businesses are highly competitive in each franchise territory where we compete with, among others, bottlers of PepsiCo, Inc., which we refer to as PepsiCo, as well as bottlers of regional brands. Our beverage products also compete generally with, among others, bottlers of other non-alcoholic beverages. Although our management believes that we are well positioned to meet our objective of increasing sales volume at acceptable levels in the Chilean territory, competition is expected to continue, and we cannot assure you that such competition will not intensify in the future which could materially and adversely affect our results of operations. See “Item 4. Information on the Company — Part B. Business Overview— Soft Drink Business—Competition.”

     The intense price competition that is characteristic of the Río de Janeiro beverage market has adversely affected our results of operations in the Brazilian territory in previous periods and is expected to continue to adversely affect our results of operations in the future. While we engage in extensive marketing to establish brand differentiation and loyalty, we cannot assure you that such marketing efforts will be sufficient to maintain or increase our Refrescos subsidiary’s current sales volume or market share or that such efforts will not be countered aggressively by the efforts of our competitors, resulting in a drop in either or both of our sales or market share in Brazil. “Item 4. Information on the Company — Part B. Business Overview— Soft Drink Business—Competition.”
     Similarly, the Argentine soft drink market is highly competitive, and brand loyalty and consumer preferences, particularly in our Argentine territory, are less well defined. While our Argentine subsidiary engages in extensive marketing to establish brand differentiation and loyalty, we cannot assure you that our competitors will not increase the amount or effectiveness of their marketing, which would result in a drop in either or both of our sales or market share in Argentina. We cannot assure you that price competition will not become more aggressive, which could adversely affect our margins and earnings levels. See “Item 4. Information on the Company— Part B. Business Overview—Soft Drink Business—Competition.”
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
Instability in the supply of utility services may adversely impact our results of operations
     Our operations are highly dependent on a stable supply of utilities and fuel in the countries where we operate. Given recent economic instability, particularly in Argentina, we cannot assure you that continued institutional instability will not impair our ability to procure required utility services or fuel in the future which could adversely impact our results or operations. The recent increases in oil prices has affected the cost of energy and transportation in the three countries we operate. Some of these cost increase were recognized in 2005. We believe that higher energy prices will not significantly impact our 2006 results.
Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect the market price of our common shares and American Depositary Shares or ADSs
     As a general rule, international investors consider Chile, Brazil and Argentina to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil and Argentina and their evaluation of companies’ securities located in these countries.
     During periods of heightened investor concern regarding emerging market economies, Brazil and Argentina, in particular, have experienced significant outflows of U.S. dollars. In addition, Brazilian and Argentine companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets, which have negatively affected the prices of Brazilian and Argentine securities. Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile. For example, adverse developments in other developing or emerging market countries may lead to decreased investor interest in investing in Chile or in the securities of Chilean companies.
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
We are currently reviewing our internal controls pursuant to the Sarbanes-Oxley Act of 2002, and if we identify any material weaknesses or significant deficiencies in our internal controls, the price of our ADSs could be adversely affected.
     We are in the process of assessing the effectiveness of our internal control over financial reporting in connection with the rules adopted by the U.S. Securities and Exchange Commission under Section 404 of the Sarbanes-Oxley Act of 2002. Unless extended, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will be required in connection with the filing of our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. We began a comprehensive review of our internal controls in 2005 and have identified areas of focus for strengthening our internal controls. A number of processes and systems are currently being changed in order to bring our internal controls into compliance with best practices in the industry. We expect to complete this process by the end of 2006, but we cannot provide assurance that we will be able to do so.
     As part of our review, we may identify “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”). A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.
     We cannot provide any assurance that our testing of our internal controls will not uncover deficiencies that, in the aggregate, could result in a material weakness in our internal control over financial reporting. In the event that a material weakness is identified, we will adopt and implement policies and procedures to remediate any material weakness that is identified. However, we cannot assure you that the measures we take would remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.
     Any failure to complete an assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

Risks Relating to Chile
Our growth and profitability depend on economic conditions in Chile
     Approximately 51% of our assets and 46% of our net sales in 2005 were in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing from time to time in Chile. According to data published by the Central Bank, the Chilean economy contracted at a rate of 0.8% in 1999; and resumed its growth at a rate of 4.3% in 2000, 3.3% in 2001, 2.1% in 2002, 3.8% in 2003, 5.8% in 2004 and 6.0% in 2005.Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:
•	the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

•	other political or economic developments in or affecting Chile;

•	regulatory changes or administrative practices of Chilean authorities;

•	inflation and governmental policies to combat inflation;

•	currency exchange movements; and

•	global and regional economic conditions.
Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations
     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2003, 2004, and 2005 were 1.1%, 2.4% and 3.5%, respectively. We cannot assure you that Chilean inflation will not increase significantly. We cannot assure you that, under competitive pressure, we will be able to realize said price increases, which could adversely impact our financial condition and results of operations.
The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities
     The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our operations and financial results and the dollar value of an investor’s return on an investment in our securities. The peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the period from December 31, 1997 to December 31, 2005, the value of the peso relative to the U.S. dollar decreased approximately 16.7% in nominal terms (without adjusting for inflation) and increased 10.1% in real terms (adjusting for inflation), based on the Observed Exchange Rates for U.S. dollars on December 31, 1997 and December 31, 2005. See “—Exchange Rates.”
     Our Class A shares and Class B shares are traded in pesos on the Chilean Stock Exchanges. Cash distributions with respect to the shares will be received in pesos by the depositary, currently The Bank of New York (as depositary for the Series A and Series B shares represented by the Series A and Series B ADSs) or depositary, which will convert such pesos to U.S. dollars at the then prevailing exchange rate to make U.S. dollar payments in respect of the ADSs. If the value of the peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary would be adversely affected. In addition, the depositary will incur foreign currency conversion costs (to be ultimately borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to American Depositary Receipts or ADRs. See “—Exchange Rates.”
Exchange controls and withholding taxes in Chile may limit repatriation of your investment
     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of the investments and earnings. The ADSs are governed by an Agreement among us, the depositary and the Central Bank (the “Foreign Investment Agreement”). The Foreign Investment Agreement grants the depositary and the holders of the ADRs access to Chile’s Formal Exchange Market, permits the depositary to remit dividends it receives from us to the holders of ADSs and permits the holders of ADSs to repatriate the proceeds of the sale of shares withdrawn from the ADR facility, thereby enabling them to acquire on more favorable terms currencies necessary to repatriate investments in the shares and earnings therefrom. See “—Exchange Rates.” Pursuant to current Chilean law, the Foreign Investment Agreement may not be amended unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Agreement may not be voided by future legislative changes.
     Dividends received by holders of ADSs are paid net of foreign currency exchange fees and expenses of the depositary and are subject to Chilean withholding tax, currently imposed at a rate of 35%, subject to credits in certain cases as described under “Item 10. Additional Considerations —Tax Considerations Relating to Equity Securities”.
     In order to facilitate capital movements from and into Chile and to encourage foreign investment, the Central Bank eliminated foreign exchange restrictions and adopted the Compendio de Normas de Cambios Internacionales (“Compendium of Foreign Exchange Regulations”) effective April 19, 2001, We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the depositary was able to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chilean pesos.
Risks Relating to Brazil
The Brazilian government has exercised and continues to exercise significant influence over the Brazilian economy. This influence, as well as potentially volatile Brazilian political and economic conditions, could adversely affect our business and the market price of our shares and ADSs
     Approximately 32% of our assets and 34% of our consolidated net sales in 2005 were in Brazil. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing from time to time in Brazil.
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
     Brazil’s President, Luiz Inácio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. In the period leading up to and following President Lula’s election, there was substantial uncertainty regarding the policies the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. After three years of government under President Lula, the macroeconomic uncertainty remains, although the level of confidence in the Brazilian market significantly improved resulting in a 4.7% and 11.8% appreciation in the value of the real, during 2004 and 2005 respectively, compared to the U.S. dollar. While President Lula’s government has adopted economic measures that are more conservative than expected by some observers, there is no certainty that these economic stabilization policies will continue. We cannot predict the effect that the policies of the Lula administration may have on Brazilian economic conditions or on our financial condition or results of operations.
Inflation in Brazil may adversely affect the operations of Refrescos which could adversely impact our net income and results of operations
     Brazil has experienced high and generally unpredictable rates of inflation for many years. Inflation itself, as well as the governmental efforts to combat inflation, has had significant negative effects on the Brazilian economy in general. During the last two years Brazil has faced lower inflation rates, in line with the country’s improvement of macroeconomic policies.
     As measured by the Brazilian Índice Nacional de Preços au Consumidor or INPC, inflation in Brazil was 10.4%, 6.1% and 5.1% in 2003, 2004 and 2005, respectively. Inflation, government efforts to control inflation, and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the Brazilian economy and on our operations in Brazil. High levels of inflation in the past have resulted in reduced consumer purchasing power and lower sales volumes for our subsidiary Refrescos. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Refrescos and consequently the market price of our common shares.
The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations
     Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the relationship of the value of Brazil’s currency to the value of the U.S. dollar. Historically, Brazil’s currency was frequently devalued in relation to the U.S. dollar: 34.3% and 22.3% in 2002 and 2003, respectively. During 2004 and 2005, the real appreciated 4.7% and 11.8%, respectively against the U.S. dollar compared to the prior year period, i.e. 2003 and 2004 respectively. There can be no assurance that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiaries could be adversely affected.
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
The Brazilian government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividend or other payment we receive
     Brazilian law guarantees foreign shareholders of Brazilian companies the right to repatriate their invested capital and to receive all dividends in foreign currency provided that their investment is registered with the Banco Central do Brazil, which we refer to as the Brazilian Central Bank. We registered our investment in Refrescos with the Brazilian Central Bank on October 19, 1995. Although dividend payments related to profits obtained subsequent to January 1, 1996 are not subject to income tax, after the sum of repatriated capital and invested capital exceeds the investment amount registered with the Brazilian Central Bank, repatriated capital is subject to a capital gains tax of 15%. Under current Chilean tax law, we will realize a tax credit in respect of all Brazilian taxes paid relating to Refrescos. There can be no assurance that the Brazilian government will not impose additional restrictions or modify existing regulations that would have an adverse effect on an investor’s ability to repatriate funds from Brazil nor can there be any assurance of the timing or duration of such restrictions, if imposed in the future.
Risks Relating to Argentina
Our business is dependent on economic conditions in Argentina
     Approximately 17% of our assets and 20% of our net sales in 2005 were from Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, the financial condition and results of operations of our franchise in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in Argentina. In 2005, the Argentine economy continued recovering following the acute economic crisis that prevailed from 1998 through 2003. The Argentine crisis had a material adverse effect on our operations in Argentina. Notwithstanding the positive economic results recorded from 2003 until 2005, we cannot assure you that economic conditions will continue to improve or that our operations in Argentina will continue to experience improved results.
Recent political and economic instability may recur which could have a material adverse effect on our Argentine operations
     In the period from 1998 through 2003, Argentina experienced acute economic problems that culminated with the restructuring of substantially all of Argentina’s sovereign bond indebtedness. During this period, Argentina’s GDP contracted significantly dropping to 10.9% during 2002 compared to 2001. In 2003, 2004 and 2005, the Argentine GDP began to recover at annual rates of 9% . In addition, a succession of presidents were inaugurated during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures.
     The macroeconomic condition in Argentina has been characterized by:
•	increased inflation during 2005;

•	high nominal exchange rates;

•	primary fiscal surplus and commercial surplus;

•	negative real interest rates;

•	expansive monetary policy; and

•	institutional stability.
     The Argentine economy had three years of recovery between 2003 and 2005, resulting in a cumulative 27% increase in GDP compared to the 2002 GDP.
     During 2005, the Argentine economy continued to exhibit signs of stability. Real GDP growth was 9.1% for the year. The exchange rate was stable during 2005, with variations of -0.7% although inflation showed a significant growth of 12.3 times versus 6.1% in 2004. As of December 31, 2005, the exchange rate was AR$3.03 per U.S. dollar compared to AR$2.98 per U.S. dollar as of December 31, 2004. The employment situation improved as the unemployment rate reached 10.1% during the fourth quarter of 2005, reflecting a decrease from the 12.1% achieved during the fourth quarter of 2004.
     The economy started to recover in the second quarter of 2002 and was followed by fourteen consecutive quarters of growth through the fourth quarter of 2005. A recovery in the international markets resulted in positive economic results for Argentina and led to favorable agricultural export prices, increased oil and industrial exports and increased exports to neighboring Latin American countries. Various sectors of the economy have experienced growth rates during this period, including industrial production which had accumulated a growth rate of 33.5% for the 2003-2005 period, equivalent to an annual rate of approximately 7.8%. Private consumption also experienced significant growth during this period. Investments also recovered with a 22.7% growth in 2005 as compared to 2004.
     Despite the improvement of the Argentine economy from 2003 until 2005 compared to 2002, certain underlying structural problems of the Argentine economy, which have repeatedly caused or contributed to the political crisis in the past, have not yet been resolved. A number of unpopular decisions may need to be made in order to address the continuing problems that Argentina is currently undergoing which may impact popular support for current and future presidential administrations and political instability in Argentina. Unstable economic conditions have had, and can be expected to have, a material adverse effect on our financial condition and results of operation.
Argentina’s default on its public sector debt has deteriorated its financing and coverage capacity should a new crisis arise.
     In the first half of 2005, the Argentine government successfully restructured substantially the majority of its sovereign bond indebtedness by extending an offer to holders of its defaulted bonds to exchange their bonds for new bonds. Although more than 75% of the holders of the Argentine government’s defaulted bonds participated in the exchange offer, those bondholders were forced to accept significantly less than the principal amount of the original debt they held.
     Despite the results of the restructuring, it is impossible to predict the effect that this will have on investor confidence or on the Argentine economy. The Argentine government may again be faced with the possibility of default on its issued bonds if economic recovery abates and a new economic crisis emerges which could again have a material adverse effect on our results of operation and prospects.
     The Argentine government continues to face significant exposure to litigation from holders of its defaulted debt that did not participate in the Argentine government’s exchange offer. At present, there are legal proceedings against the Argentine government in the United States, Italy and Germany. Although it is impossible to determine what the outcome of these proceedings will be, a judgment against the

Argentine government in such cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect our results of operations.
     The Argentine government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividends or other payment we receive from our Argentine franchise
     Until December 2001, the Argentine peso was pegged 1-to-1 to the U.S. dollar. From January 2002, the Argentine peso has been allowed to float freely against the U.S. dollar and other foreign currencies.
     Since 2003 and following a series of restrictive measures in the money market and fund movements, the Argentine Central Bank removed several of the foreign exchange restrictions, including elimination of the requirement that the Argentine Central Bank approve the repayment of principal of financial indebtedness, extended the term for the repatriation of export proceeds, allowed earlier payments of imports, and increased up to US$2 million, the monthly amount that Argentine-domiciled individuals or corporations are allowed to purchase and transfer abroad.
     There can be no assurance that the Argentine Central Bank will not once again require its prior authorization for the transfer of funds abroad in the form of dividends or payment of inter-company or third party loans. Any such inability to transfer funds outside of Argentina, in the form of dividends or otherwise, could adversely affect the value of our Argentine operations and the market value of our ADSs.
Inflation in Argentina may adversely affect our operations which could adversely impact our financial condition and results of operations
     Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. The annual rates of inflation (as measured by changes in the consumer price index) in 2001, 2002, 2003, 2004 and 2005 were -1.5%, 41.0%, 3.7%, 6.1% and 12.3%, respectively. High levels of inflation in Argentina could adversely affect the Argentine economy and have a material adverse effect on our financial condition and results of operations.
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
     The Public Emergency Law and Foreign Exchange Regime Reform Law of 2002 put an end to more than ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. Subsequent to the devaluation of the Argentine peso in early 2002 and since the beginning of the Argentine economic crisis, there have been significant fluctuations in the value of the Argentine peso causing repeated Argentine Central Bank interventions to stabilize the Argentine peso through purchases and sales of U.S. dollars. Since the devaluation of the Argentine peso, the Argentine peso has fluctuated significantly, which has had a negative impact on our results. As of December 31, 2005, the exchange rate was AR$2.91 per U.S. dollar
     We cannot assure you that the policies to be implemented by the Argentine government in the future will stabilize the value of the Argentine peso against foreign currencies. Therefore, the Argentine peso may continue to be subject to significant fluctuations and further depreciations which might significantly and adversely affect our financial condition and the results of our operations.
Argentina continues to face political and economic uncertainty
     Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably in 2005, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past five years and the absence of a clear political consensus in favor of any particular set of economic policies raises doubts about Argentina’s economic and political future. It is possible that, despite recent economic growth, Argentina could return to a deeper recession, higher inflation and unemployment and greater social unrest. We cannot assure you that laws and regulations implemented by the Argentine government to regulate the economy will not continue to change in the future or that any changes will not adversely affect our business, financial condition or results of operations.
Risk Factors Relating to the ADSs and the Shares
Preemptive rights may be unavailable to holders of our ADSs
     According to the Ley de Sociedades Anónimas No. 18.046 and the Reglamento de Sociedades Anónimas (collectively, the “Chilean Companies Law”), whenever we issue new shares for cash, we are required to grant preemptive rights to holders of our shares (including shares represented by ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights and shares, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, is available.
     Under the procedure established by the Central Bank, the foreign investment agreement of a Chilean company with an existing ADR program will become subject to an amendment (which will also be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) that will extend the benefits of such contract to new shares issued pursuant to a preemptive rights offering to existing ADS owners and to other persons residing and domiciled outside of Chile that exercise preemptive rights, upon request to the Central Bank. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to us of enabling United States holders of ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, and then make a decision as to whether to file such registration statement.
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
Shareholders’ rights are less well defined in Chile than in other jurisdictions, including the United States
     Under the United States federal securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic United States issuers with equity securities registered under the United States Securities Exchange Act of 1934, as amended, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange, Inc., including the requirements concerning independent directors.
     Our corporate affairs are governed by the laws of Chile and our estatutos or bylaws, which function not only as our bylaws but also as our articles of incorporation. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.
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
The market for our shares may be volatile and illiquid
     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal exchange, had a market capitalization of approximately US$136,374 million at December 31, 2005 and an average monthly trading volume of approximately US$1,733 million for 2005. The ten largest companies in terms of market capitalization represented, at December 31, 2005, approximately 45.6% of the Santiago Stock Exchange’s market capitalization. We estimate that during 2005, fewer than 14.7% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 90% or more of the Exchange’s trading days.
     The lack of liquidity owing, in part, to the relatively small size of the Chilean securities markets may have a significant effect on the trading prices of our shares. Because the market for our ADSs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADSs.
ITEM 4. INFORMATION ON THE COMPANY
A. History and development of the Company
     Our legal name is Embotelladora Andina S.A. and our commercial name for advertising and publicity purposes is Andina. We were incorporated and organized on February 7, 1946 under the Chilean Companies Law as a sociedad anónima (stock corporation). An abstract of the bylaws is registered with the Registro de Comercio de Santiago (“Public Registry of Commerce of the City of Santiago”) under No. 581 on page 768. The Chilean Treasury Department, upon Decree No. 1,364 of March 13, 1946, which is registered under No. 582 on page 770 of the Public Register of Commerce of the City of Santiago, approved our bylaws, authorized its creation and declared it duly incorporated in Chile. Pursuant to our bylaws, our term of duration is indefinite.
     Our shares of common stock are listed and traded on the Bolsa de Comercio de Santiago and also traded on the Bolsa de Comercio de Valparaiso and Bolsa Electrónica de Chile; ADSs representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida El Golf 40, Piso 4, Las Condes, Santiago, Chile. Our telephone number is +56-2-338-0520 and our website is www.koandina.com. Our depositary agent for the ADSs in the United States is The Bank of New York, located at One Wall Street, New York, New York 10286. Our depositary agent’s telephone number is (212) 815-2296. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, United States. Puglisi & Associates’ phone number is (302) 738-6680.

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
     Production of Coca-Cola soft drinks in the Argentine territory began in 1943 with the start-up of operations in the province of Córdoba, Argentina, through Inti S.A.I.C., which we refer to as Inti. In July 1995, we (through Inversiones del Atlántico S.A., an investment company incorporated in Argentina), which we refer to as IASA, acquired a 59% interest in Edasa, the parent company of Rosario Refrescos S.A., which we refer to as Rosario Refrescos, and Mendoza Refrescos S.A., which we refer to as Mendoza Refrescos, were subsequently merged to create Rosario Mendoza Refrescos S.A., which we refer to as Romesa, the Coca-Cola bottler in the provinces of Entre Ríos, San Luis, San Juan, Mendoza, part of Santa Fe and part of Buenos Aires, in Argentina for approximately US$45 million. During 1997, the operations of Romesa were merged into Inti. In 1999, Edasa was merged into IASA. In 2000, IASA was merged into Inti, which in turn changed its corporate name to Edasa. In December 2002, the board of directors of Edasa and Cipet, our Argentine subsidiary in charge of the polyethylene perephtalate, which we refer to as PET, plastic bottle, packaging business in Argentina, decided to merge Cipet into Edasa.
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
     On December 22, 2005 the production and packaging business of waters, juices and non-carbonated beverages licensed by The Coca-Cola Company (“TCCC”) in Chile was restructured. Vital Aguas S.A. is created with the purpose of developing the process, production and packaging business of Vital de Chanqueahue Mineral Water and other water and products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Consequently, Vital S.A. will focus on juices and non-carbonated beverages.

     Accordingly, Embotelladora Andina S.A., Embonor S.A. and Embotelladora Coca-Cola Polar S.A. have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A., which will conduct the business of the processing, production and bottling of the Vital de Chanqueahue Mineral Water and other water and products, according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC.
     The equity interests of Embonor and Polar in Vital Aguas S.A. were acquired by purchase from Embotelladora Andina S.A. and its subsidiary, Andina Inversiones Societarias S.A., at the prices equivalent to 169,306 Unidades de Fomento and 109,428 Unidades de Fomento, respectively, generating earnings of ThCh$3,890,351 (215,919 Unidades de Fomento), and is presented under Other Non-Operating Income.
     In March 2000, through Refrescos, our Brazilian subsidiary, we purchased from the Coffin Group a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Río de Janeiro and Minas Gerais (Nitvitgov Refrigerantes S.A., which we refer to as NVG), for an aggregate purchase price of US$74.5 million. This territory was serviced by the Coffin Group through Perma Industria de Bebidas S.A., which we refer to as Perma. NVG was merged into Refrescos in 2000, and its operations were integrated with Refrescos in 2001. This acquired territory had a total population of approximately 8.8 million inhabitants and represented an increase of 70% in the volume of our operations in Brazil.
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
     PET Joint Venture. In April 1996, through Multipack, we established Solução PET Ltda., which we refer to as Solução PET, a joint venture with Continental PET Technologies, Inc. (today known as Graham Packaging Company Inc.), which we refer to as Continental, to produce non-returnable PET containers in the Brazilian territory. On March 12, 1997, we and Continental entered into a joint venture, which anticipated the possibility of establishing similar arrangements in other markets in South America. Due to subsequent changes in the Brazilian market, we and Continental agreed to terminate the Solução PET joint venture and to spin-off its assets. On May 31, 2000, we and Continental executed a termination agreement and consummated other accessory obligations thereof.
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
     Reclassification of Capital Stock. In September 1996, at an extraordinary shareholders’ meeting, our shareholders approved the reclassification, which we refer to as the Reclassification, of Andina’s common stock into two new series of shares. Pursuant to the Reclassification, each outstanding share of Andina’s common stock was replaced by one newly issued Series A share and one newly issued Series B share, which we refer to as the Series A shares and the Series B shares, respectively. The new Series A and Series B shares, which are the only outstanding shares of capital stock of Andina, are principally differentiated by their voting and economic rights: the holders of the Series A shares have full voting power and are entitled to elect six of seven regular and alternate members of the board of directors, and the holders of the Series B shares have no voting rights but for the right to elect one regular and one alternate member of the board of directors. In addition, holders of Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares. The Reclassification was consummated on April 7, 1997 and various conversion periods were provided for by our board of directors through 2000.
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
     From 1997 to 2002, we underwent a significant corporate restructuring targeted at achieving certain administrative and operating efficiencies. During 1997 and 1998, we created Andina Inversiones Societarias, which we refer to as AIS, in Chile to hold our minority interests in each of Easa Chile S.A., Multipack, Transportes Andina Refrescos Ltda., Servicios Multivending Ltda. and Inversiones del Atlántico S.A.; in Argentina, Romesa was merged into Inti and in Brazil, we dissolved EBL Lanches Ltda., a subsidiary of Refrescos.
     From 2001 to 2005, Andina’s corporate restructuring, included:
•	the franchise swap agreement entered into in August 2004 by Refrescos with Recofarma Industria do Amazonas Ltda., pursuant to which Refrescos exchange its franchising rights in the territory of Governador Valadares for Recofarma’s franchising rights in the territory of Nova Iguaçú in Rio de Janeiro;

•	the merger of Cipet with and into Edasa with Cipet becoming Edasa’s packaging division;

•	the acquisition by Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. of Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands; the transfer, by way of liquidation, of all of the assets and liabilities of The Sterling Pacific Corp S.A. to such company; and its subsequent name change to Abisa Corp S.A.;

•	the merger of Edasa into IASA, which in turn was merged into Inti and the simultaneous change in corporate name to Embotelladora del Atlantico S.A.;

•	the assignment to Andina Bottling Investments S.A., “Abisa” (formerly known as EASA Chile S.A.) of all of Andina’s interests in its subsidiaries and related companies in Argentina and Uruguay;

•	the liquidation of certain related companies which were no longer required, e.g., the Brazilian subsidiary Brazilian Copa Participações Ltda. was merged into Refrescos; and

•	the formation of Andina Bottling Investments Dos S.A. on November 22, 2001, which subsequently consolidated all of Andina’s interests in related companies in Brazil.

Capital Expenditures
     Our total capital expenditures were Ch$27,395 million in 2005, Ch$26,150 million in 2004, and Ch$26,912 million in 2003. In 2005, capital expenditures were principally related to the following:
     Chile
•	Investments in bottles returnable (glass and PET bottles) and bottle cases;

•	Investment in cooling equipments, freezers, post mix and other point of sale equipments; and

•	Investments in new equipment to increase efficiency and production capacity.
     Brazil
•	Investments in glass bottles and bottle cases;

•	Investment in coolers, freezers, post-mix and other point-of-sale equipment; and

•	Investment in adjacent property to the Jacarepaguá plant (Rio de Janeiro) for the expansion of inventories, under the distribution and logistics new design project.
     Argentina
•	Investments in bottles (glass and PET bottles) and bottle cases; and

•	Investments in new equipment to increase efficiency and production capacity.
Juices and mineral water
     Juice
•	Increasing useful life and operating improvements of production lines;

•	First stage of RILES treatment plant;

•	Increasing capacity; and

•	Extending fire extinguishing net.
     Water
•	Increasing useful life and operating improvements of production lines; and

•	Increasing capacity.
PET Packaging
     Investments in PET package facilities during 2005 included ordinary course maintenance and investment designed to increase efficiency and reliability.
     The following table sets forth our capital expenditures for the periods indicated:

Capital Expenditures by Territory and by Line of Business

	Year ended December 31,
	2005		2004		2003
	(millions of Ch$)
Soft Drinks:
Chilean territory	Ch$	14,159	Ch$	15,240	Ch$	15,037
Brazilian territory		7,540		7,827		9,183
Argentine territory		4,743		1,716		1,585
Other Beverages:
Vital		666		875		970
PET Packaging:
Argentine territory		287		492		137

Total	Ch$	27,395	Ch$	26,150	Ch$	26,912

     In 2005, we invested approximately Ch$822 million in improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting services and other studies.
Divestitures
     During 2005, Refrescos sold the warehouse located in Itaóca, Rio de Janeiro, in accordance with the new distribution and logistics project, for a total amount of US 1.3 million.
     As a result of the restructuring on December 22, 2005 of the Water business, Andina sold its 43.5% ownership interest in Vital Aguas S.A. to Embonor S.A. (who acquired 26.4% of Vital Aguas S.A.) and Embotelladora Coca-Cola Polar S.A. (who acquired 17.1% of Vital Aguas S.A.). The total amount of the transaction was ThCh$5,003,887 obtaining earnings of Th$3,890,351, which appears in the income statement under the item “other non-operating income”.
B. Business Overview
     We are the largest producer of soft drinks in Chile and one of the largest soft drink producers in Brazil and Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 87.2% of our consolidated net sales in 2005. Through Andina, we are the sole producer and distributor of Coca-Cola soft drinks in the Chilean territory; through Refrescos, the sole producer and distributor of Coca-Cola soft drinks in the Brazilian territory; and through Edasa, the sole producer and distributor of Coca-Cola soft drinks in the Argentine territory. In 2004, we recorded consolidated net sales of Ch$417,163 million and total sales volume of 360.6 million unit cases of soft drinks.
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

     Our Products
     We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our Chilean, Brazilian and Argentine franchise territories:

	Chile	Brazil	Argentina
Coca-Cola	x	x	x
Coca-Cola Light	x	x	x
Coca-Cola Light Limón	x	x
Fanta Naranja	x	x	x
Fanta Naranja Light	x	x	x
Fanta Mandarina	x
Fanta Limón			x
Fanta Uva		x
Fanta Uva Light		x
Fanta Mix		x
Sprite	x	x	x
Sprite Ice	x
Sprite Zero	x	x	x
Quatro Balance	x
Quatro Pomelo			x
Quatro Limonada			x
Nordic Mist Ginger Ale	x
Nordic Mist Tónica	x
Taí	x
Inka Cola	x
Guaraná Kuat		x
Guaraná Kuat Light		x
Guaraná Kuat Light com Laranja		x
Schweppes Club Soda		x
Schweppes Tónica		x	x
Schweppes Citrus		x	x
Crush Lima-Limón			x
Crush Naranja			x
Crush Pomelo Rosado			x
Cepita Naranja			x
Cepita Manzana			x
Cepita Pomelo Rosado			x
Cepita Multifruta			x
Cepita Saborizada Pomelo			x
Cepita Saborizada Limonada			x
Cepita Saborizada Pomelo Rosado			x
Vital	x
Dasani	x		x
Dasani Citrus	x		x
Kin			x
Soda Kin			x
Bonaqua		x
Caxambu		x
Andina Frut	x
Andina Nectar	x
Andina Hi-C	x		x
Kapo	x	x
Montefiore			x
Carioca			x
Burn		x
Nestea		x

	Chile	Brazil	Argentina
Kaiser		x
Bavaria		x
Santa Cerva		x
Heineken		x
Chopp		x
Xingu		x
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
1. Soft Drink Business
     In 2005, our Coca-Cola soft drinks business accounted for net sales of Ch$417,163 million and operating income of Ch$68,845 million representing 87.2% and 88.4% of our consolidated net sales and operating income, respectively.
     Our Chilean soft drink operations accounted for net sales in 2005 of Ch$185,118 million; the Brazilian soft drink operations for net sales of Ch$148,813 million; and the Argentine soft drink operations for net sales of Ch$83,232 million.
     The following tables sets forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in our franchise territories for the periods indicated.

	Year ended December 31, 2005
	Chile			Brazil			Argentina
	(in millions of Ch$ and UCs)
Colas	Ch$	147,663	91.3UCs	Ch$	118,306	116.9UCs	Ch$	71,928	74.4UCs
Flavored soft drinks		37,455	22.3		30,507	30.8		11,304	24.9

Total	Ch$	185,118	113.6UCs	Ch$	148,813	147.7UCs	Ch$	83,232	99.3UCs

	Year ended December 31, 2004
	Chile			Brazil			Argentina
	(in millions of Ch$ and UCs)
Colas	Ch$	142,503	88.7UCs	Ch$	98,122	105.7UCs	Ch$	58,561	70.2UCs
Flavored soft drinks		35,010	20.8		22,976	27.8		17,198	23.1

Total	Ch$	177,513	109.5UCs	Ch$	121,098	133.5UCs	Ch$	75,759	93.3UCs

	Year ended December 31, 2003
	Chile			Brazil			Argentina
	(in millions of Ch$ and UCs)
Colas	Ch$	140,115	84.9UCs	Ch$	90,768	99.2UCs	Ch$	48,857	61.1UCs
Flavored soft drinks		34,945	21.1		24,037	28.6		16,996	20.6

Total	Ch$	175,060	106.0UCs	Ch$	114,805	127.8UCs	Ch$	65,853	81.7UCs

     In Chile, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans of various sizes. Also as Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, is also distributed in stainless steel and bag-in-box containers. In Brazil, Coca-Cola soft drinks are distributed in returnable and non-returnable glass, in PET bottles of various sizes and in aluminum cans. We also produce and distribute Coca-Cola soft drinks as post-mix syrup. In Argentina, Edasa produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup. Regarding juices, they are distributed in tetra-pack packaging.
     The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by packaging type, measured as a percentage of total sales volume:
Soft Drink Sales by Packaging Type

	Year Ended December 31,
	2005			2004			2003
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	% Total	% Total	% Total	% Total	% Total	% Total	% Total	% Total	% Total
	Mix	Mix	Mix	Mix	Mix	Mix	Mix	Mix	Mix
Returnable	61.7	13.4	48.1	62.5	11.1	44.6	61.7	10.2	40.9
Non-returnable	34.1	83.8	51.0	33.3	85.9	54.4	33.9	86.6	58.2
Post Mix	4.2	2.8	0.9	4.2	3.0	1.0	4.4	3.2	0.9

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

     Sales Overview
     We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings). The following table illustrates our historical sales volumes for each of our territories:
Soft Drink Sales Volumes

	Year ended December 31,
	2005	2004	2003
	(millions of UCs)
Chile	113.6	109.5	106.0
Brazil	147.7	133.5	127.8
Argentina	99.3	93.3	81.7
     Customers and Distribution
     As of December 31, 2005, we sold our products to approximately 46,779 customers in Chile, 55,577 customers in Brazil, and 42,038 customers in Argentina. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory.

     The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by type of customer, measured as a percentage of total sales volume:
Soft Drink Sales by Type of Customer

	Year ended December 31,
	2005			2004			2003
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)
Small- and medium-sized retail establishments for takeout	46	22	17	45	19	15	46	16	17
Wholesale distributors	7	23	30	7	24	29	7	29	26
Supermarkets	25	31	15	26	36	16	26	35	19
Restaurants, hotels and bars	6	19	4	6	16	4	6	15	2
Fast food outlets	3	2	1	3	2	1	3	2	1
Convenience stores	7	1	31	8	1	32	7	1	33
Other	6	2	2	5	2	3	5	2	2

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

     Chile. As of December 31, 2005, Andina’s sales force in Chile consisted of 159 salespeople (138 full time and 21 part time) who call on most customers on average 1.6 times per week. For sales to major supermarkets, we employ approximately five key account managers, 12 field supervisors and 396 promoters (326 full time and 70 part time) on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis. Our distribution system for our soft drink products consisted of a group of 12 exclusive distributors, which are independent businesses that collectively deploy approximately 249 trucks, depending on seasonal demand. We own an additional 31 trucks. The 12 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Certain important customers, maintain accounts receivables with us, which are settled on average every 44 days after invoices are issued. Where applicable, the driver also either collects empty returnable glass or plastic bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 61.7% of total unit cases of soft drinks sold in 2005.
     Brazil. As of December 31, 2005, Refrescos’ sales force in Brazil consisted of an average of 357 salespeople, divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and in bottled form), (ii) sales to supermarkets (consisting of bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, mineral water, juice, energy drinks and iced tea) distributed by Refrescos. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (ii) trucks operated by independent transport companies on a non-exclusive basis. In 2005, 12.4% were distributed by exclusive distributors, and 87.6% by independent transport companies. Distribution of Refrescos’ beverages (including soft drinks, beer, bottled water, energy drinks and iced tea) takes place from distribution centers and production facilities. High volume customers such as supermarkets are serviced exclusively from the distribution centers located at Refrescos’ production facilities. In 2005, approximately 25% of Refrescos’ soft drink sales were paid for in cash at the time of delivery, 21% were paid by check to be cashed between one and ten days after delivery and 54% were paid between 10 and 45 days after delivery by invoice. Payments by both checks and invoices were charged interest.
     Argentina. As of December 31, 2005, our sales force in Argentina consisted of 358 employees, grouped in salespeople, merchandisers, and Contact Center personnel. In 2005, 70% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 30% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2005, approximately 74% of Edasa’s soft drink sales were paid for in cash and 26% were credit sales. Approximately 1.2% of credit sales were paid by short-term credit to be paid for within one to eight days after delivery, 17.8% of credit sales were made by simple account and 7% of credit sales were paid for by check.
     Competition
     We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information—Risk Factors—Risks Related to our Company—We are engaged in a highly competitive business that is subject to price competition and that may impact our net profits and margins.”
     Chile. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the amount of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. The main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the major brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and mineral water).
     Brazil. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or Ambev. As a result of the merger between Companhia Cervejaria Brahma S.A. or Brahma and Industria de Bebidas Antarctica do Río de Janeiro S.A. or Antarctica in 2000, this company has become the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola.
     Argentina. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Embotelladora de los Andes S.A., which is controlled by the Hunicken Group, produced Pepsi-Cola products in the province of Mendoza , and the license expired during 2005. As a result, they launched new softdrinks under the brand Talca, that in the market is a well-known quality product with aggressive prices. Baesa produces Pepsi-Cola products in the provinces of Córdoba, Mendoza and Santa Fe. Pritty S.A. produces and sells Pritty, Doble Cola, Saldán, Switty and Rafting in the provinces of Córdoba, Santa Fe and Mendoza. In the province of Santa Fe, Baggio sells Mocoretá. In the province of Mendoza, San Isidro Refrescos S.A. sells Beach, Royal Crown, Upper 10, Sao, Sunkist and Seagrams products, and Cahiza Hermanos sells Chyc.
     Based on reports by A.C. Nielsen, we estimate that in 2005, our average soft drink market share within our franchise territories reached 68.5%, 55.6%, and 50.6% for Chile, Brazil, and Argentina, respectively.
     The following table presents the market share of our main competitors in Chile, Brazil and Argentina for the periods indicated:

Market Share

	Year ended December 31,
	2005			2004			2003
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)
Coca-Cola soft drinks	68	56	51	68	53	51	67	52	33
ECUSA soft drinks	19	—	—	19	—	—	20	—	26
Pepsi-Cola and 7 Up products	3	5	17	4	6	17	4	17	19
Pritty products	—	—	10	—	—	10	—	11	2
Antarctica products	—	10	—	—	9	—	—	—	1
Brahma products	—	—	—	—	—	—	—	—	17
Other	10	29	22	9	32	22	9	20	2

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

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
     Chile — Raw Materials. We purchase concentrate at prices established by The Coca-Cola Company. We purchase sugar primarily from Industria Azucarera Nacional S.A., the only producer of sugar in Chile, although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis. Fruticose are purchased from Inducorn S.A. We obtain carbon dioxide gas from Praxair S.A. Andina’s affiliate Envases CMF, produces returnable PET bottles and most of the non-returnable PET bottles we use. We purchase glass bottles principally from Cristalerías de Chile S.A. and Cattorini Hermanos. S.A.I.C.F.e.i, and Vitro Packaging Inc. Bottle tops and labels are purchased from Alusud, Inesa Chile, Metal Gráfica Cearense S.A., Tapón Corona Colombia, Inyecal S.A. and other suppliers.

     During 2005, 75% of cost of sales for soft drinks produced by Andina corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate represents 64%; sugar and artificial sweeteners 17%; non-returnable bottles 14.0%; bottle caps 4% and carbon dioxide 1.0%. Water does not constitute an important cost as raw material. Additionally, the cost of finished raw materials purchased from third parties is included within the cost of sales of soft drinks. These costs represent 18% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.
     Brazil — Raw Materials. Refrescos purchases concentrate in the city of Manaus at prices established by The Coca-Cola Company. Manaus has been designated as a duty-free development zone by the Brazilian government. Refrescos purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda., carbon dioxide gas from Companhia White Martins Gases S.A. and AGA S.A., bottles PET from Amcor and Edasa’s Packaging Division, glass bottles from Owens Illinois and metal bottle caps from Aro. Refrescos purchases water from the municipality of Río de Janeiro.
     During 2005, 74% of cost of sales for soft drinks produced by Refrescos corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 30%; sugar and artificial sweeteners 15%; non-returnable bottles 33.0%; cans 17%, bottle caps 4% and carbon dioxide 1.0%. Additionally, the cost of finished raw materials purchased from third parties is included within the cost of sales of soft drinks. These costs represent 2% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non returnable glass bottles.
     Argentina — Raw Materials. Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sugar from Ing. y Refinería San Martín de Tabacal S.A., Cía. Azucarera Concepción S.A., and C.P.I Argentina SA; sweeteners (light) from Productos de Maíz S.A. and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. Edasa produces non-returnable and returnable PET bottles through Edasa’s Packaging Division, and glass bottles from Cattorini Hermanos, and bottle caps from Alusud S.A., Ravisud S.A., Aluplata S.A. and Metalgráfica Cearense S.A. In the provinces of Córdoba, Edasa owns water wells and extracts water for soft drink production. Edasa buys water from Aguas Cordobesas S.A., for other purposes. Edasa also buys stretch wrap from Manuli S.A. and Urflex S.A; shrink wrap from Plastiandino S.A. and Sanlufilm S.A.; and carton from Zucamor S.A.I.C.F.I. y A. and Cartocor S.A.
     During 2005, 71% of cost of sales for soft drinks produced by Edasa corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate represents 50%; sugar and artificial sweeteners 21%; non-returnable bottles 24%; bottle caps 4% and carbon dioxide 1.0%. Additionally, the cost of finished raw materials purchased from third parties is included within the cost of sales of soft drinks. These costs represent 2% of the total costs of sales of soft drinks and correspond to can formats.
     PET Packaging — Raw Materials. The principal raw material required for production of PET bottles is PET resin imported in the form of pellets from Mexico and Brazil. The principal suppliers of PET resin for the Edasa Packaging Division are Voridian Arg. SRL, Rhodia Ster LTD, Invista SARL, Far Eastern Textile LTD and Nan Ya. In 2005, the Edasa Packaging Division’s costs for PET resin accounted for 95.6% of the total variable cost of its sales of PET bottles.
     Marketing
     We and The Coca-Cola Company jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective bottler agreements. During 2005, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-

Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.”
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
     Marketing Expenditure. Our consolidated total marketing and advertising expenditures in 2005 were Ch$15,322 million.
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
2. Other Beverages
     Chile. In addition to Coca-Cola soft drinks, through Vital, we produce and sell juices and waters in Chile. Juices are produced and sold under the brands Andina Frut, Andina Néctar, Andina Hi-C and Kapo. Waters are produced and sold under the brands Vital (Vital mineral water), Dasani (unflavored purified water) and Dasani Citrus (flavored purified water).
     Brazil. We distribute beer under the Kaiser, Bavaria, Heineken, Santa Cerva and Xingu labels. We also distribute mineral water under the Bonaqua and Caxambu labels and sell and distribute ready-to-drink juices under the Kapo brand name, energy drinks under the Burn brand name and Nestea iced tea.
     Argentina. We distribute ready-to-drink juices under the Hi-C and Cepita brand names, which compete with other recognized brands such as Ades and Baggio. We also produce and sell mineral water under the Kin brand name (with and without gas) and soda Kin, which compete with well-known brands such as Villavicencio, Eco de Los Andes and Glaciar. During 2005, we launched Cepita flavored waters aimed towards the segment developed by the brands, Ser, Villa del Sur and Magna.
     The trademarks “Andina Frut”, “Andina Néctar”, “Andina Hi-C”, “Kapo”,”Cepita”, “Kin”, “Bonaqua”, “Vital” and “Dasani” are owned by The Coca-Cola Company. We produce and/or sell non-soft drink beverages bearing these trademarks under bottling agreements with The Coca-Cola Company.
     Juices and Waters in Chile
     Through Vital, we compete in the fruit juice, nectar, mineral mineral water and purified water segments of the beverage market in Chile. Vital sells non-soft drink beverage products under six different brand names: Andina Frut (natural fruit juices), Andina Néctar (fruit nectars), Andina Hi-C (fruit refreshment with vitamins), Kapo (artificially flavored fruit drinks), Vital (mineral water) and Dasani (flavored and unflavored purified water ).
     Sales. In 2005, net sales of juices and mineral water in Chile represented 7.3% of our consolidated net sales. On a consolidated basis, sales of juices and mineral water in Chile were Ch$34,763 million, reflecting additional revenue we received from Vital’s sales to third parties together with Andina’s operating margin realized from the sale and distribution of these products. During 2005, the juice and mineral water industry in Chile experienced a 19.0% increase in sales volume.
     The following table sets forth for the periods indicated, Vital’s net sales and sales by volume of unit cases of juices and mineral water:
Juices and Mineral Water Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2005				2004				2003
	(in millions of Ch$ and UCs)
Andina Frut	Ch$	7,039	4.1	UCs	Ch$	6,993	4.0	UCs	Ch$	6,933	3.7	UCs
Andina Néctar		5,836	3.6			5,418	3.2			5,293	3.0
Kapo		3,573	2.8			3,862	3.0			4,205	3.2
Andina HI-C		581	0.3			683	0.4			844	0.4
Dasani (Purified Water ).		1,979	1.6			—	—			—	—
Vital (mineral water)		8,945	9.5			8,995	9.4			8,687	8.6

Total(2)	Ch$	27,953	21.9	UCs	Ch$	25,951	20.0	UCs	Ch$	25,962	18.9	UCs

(1)	Reflects the sale of Vital to bottlers of The Coca-Cola Company.

(2)	Includes sales to related companies which is eliminated upon consolidation.
     Marketing. Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital products.
     Customers and Distribution. Vital juices and waters throughout Chile are distributed by means of distribution agreements between us and two other Coca-Cola bottlers. In 2005, Andina distributed approximately 55% of Vital’s products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 45%. Each Coca-Cola bottler in Chile distributes Vital products in its respective franchise territory. Under Vital’s distribution arrangements, each bottler has the exclusive right to distribute juices and mineral water in its territory and each agrees not to distribute competing products.

     Our management believes that our distribution arrangements for juices and mineral water provide an effective means of distributing those products throughout Chile using the extensive distribution system of the Coca-Cola bottlers. We have a good working relationship with the Coca-Cola bottlers that distribute juices and waters. If any Coca-Cola bottler were to cease distribution, our management believes it could arrange alternative distribution arrangements, but the transition to the new arrangements could involve significant delays in distributing products and would involve additional costs and an initial reduction in sales.
     Competition. Vital’s principal competitor regarding waters is Cachantún, and regarding juices, Watt’s juices, Corpora Tres Montes and four of the leading dairy producers in Chile: Soprole S.A., Loncoleche S.A., Nestlé Chile S.A. and Parmalat. Watt’s and Loncoleche are both subsidiaries of Santa Carolina S.A. The Chilean market for fruit-flavored beverages also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products to compete with our juice and water business because we believe that these products are of lower quality and value.
     Based on reports by A.C. Nielsen, we estimate that in 2005, our market share within our Chilean franchise territories reached 10% for Kapo, 14% for Andina Nectar, 12% for Andina Frut, and 29% for Vital mineral water.
     Raw materials. The principal raw materials used by Vital in the production of juices and waters are sweetener, fruit pulps and juices, flavors and aromas, and citric acid. Production of carbonated mineral water and purified water requires carbon dioxide gas. In 2005, the cost of raw materials, including packaging, accounted for 82% of the total cost of sales for Vital juices and mineral water and purified water. As a percentage of total Vital raw material costs, the cost of fruit pulp and juices accounted for 8.3%, sugar and artificial sweeteners for 6.1%, flavors aromas and citric acid for 21.3%, containers for 35.1%, packaging material for 5.2%, and carbon dioxide gas for 0.3%.
     Beer, Juices and Mineral Water in Brazil
     Sales. In 2005, net sales of beer, juices, mineral water, iced tea and energy drinks in Brazil were Ch$13,698 million, representing 2.9% of our consolidated net sales.
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
     Refrescos buys beer from Kaiser at a price determined by Kaiser and resells it to its customers at a fixed margin. In the case of certain discount sales that have been approved by Kaiser, Kaiser shares 50% of the cost of such discounts. In 2005, Refrescos’ net sales of beer were Ch$7,659 million, of which Kaiser brand beer accounted for 26%, Santa Cerva for 4%, Bavaria for 71%, Heineken for 6% and Xingu for 20% of net sales.
     Competition. In the beer sector, Refrescos’ main competitor is Ambev. According to A.C. Nielsen, beer sold by Kaiser and Ambev accounted for 2.4% and 78%, respectively, of the total sales of beer by volume in the Brazilian territory in 2005.
     The Distribution Agreements. On March 19, 2002, The Coca-Cola Company, Kaiser, Molson Inc. and the Brazilian Association of Coca-Cola Manufacturers or AFBCC (all distributors, including Refrescos, were represented by AFBCC) entered into an agreement which sets forth the general principles and obligations that will be applied by Kaiser and its distributors, including Refrescos, in the distribution of beer bottled or imported by Kaiser through the Coca-Cola distribution system for a twenty year period, which can be renewed for another 20-year period. On May 30, 2003, Kaiser and its distributors executed a new twenty-year distribution agreement which is renewable for another twenty-year period.
     Refrescos is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except as may be mutually agreed in writing between Refrescos and Kaiser.
     Under the terms of the Kaiser distribution agreement, Kaiser assumes all responsibility for planning and managing advertising, marketing and promotional activities related to Kaiser beer brands. Refrescos, however, is free to undertake marketing or promotional activities with Kaiser’s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro region. Refrescos has agreed to devote at least 3% of its gross sales (net of taxes) of Kaiser products to such promotional activities or events.
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
3. PET Packaging
     Overview and Background
     The Edasa Packaging Division was established in 1987 by The Coca-Cola Company and Cía. Argentina Belga S.A., and was acquired by us as part of transactions with The Coca-Cola Company in December 1996. On January 1, 2003, Cipet was merged into Edasa and became Edasa’s packaging division. In 2005, the Cipet division was one of the largest producers of PET products in Argentina. In Brazil, we and Continental established Solução PET as a 50/50 joint venture with total capital of US$34.5 million. This joint venture was terminated on March 31, 2000 by mutual agreement and the operations of Solução PET were discontinued. See “––Part A. History and Development of the Company—History—PET Joint Venture.”
     We produce PET bottles in both returnable and non-returnable formats. The Coca-Cola Company acquired the exclusive right to use certain PET technology from Continental in 1991 and has sub-licensed that technology to certain PET-manufacturers that produce Coca-Cola PET bottles, including Envases CMF in Chile and the Cipet in Argentina. The sublicenses held by Cipet (now Edasa’s packaging division) and CMF Envases expire in December 2006. We cannot assure you that the sublicenses will be renewed after their expiration. As a returnable packaging material, PET is considered superior to glass because it is lightweight, difficult to break, transparent and easily recyclable. In the markets where it has been introduced, PET packaging has almost entirely replaced glass for manufacturing returnable bottles. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products.
     Sales. In 2005, the Edasa Packaging Division had net sales of Ch$26,837 million with sales to affiliates representing 55% of such sales. The Edasa Packaging Division also sold PET bottles to third parties accounting for approximately Ch$12,037 million or 45% of the Edasa Packaging Division’s net sales.
     Competition. We are a supplier of returnable PET bottles for Coca-Cola bottlers in Argentina and Chile and, under the terms of our PET contracts with such bottlers, we may produce returnable PET bottles only for Coca-Cola bottlers. Due to pre-existing agreements between The Coca-Cola Company and other Coca-Cola bottlers throughout South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles.
     In Chile, we have two principal competitors in the non–returnable PET bottles market: Strong Chemicals Ltda., the principal Chilean manufacturer of polyvinyl chloride or PVC plastic bottles for edible oils, and Plasco S.A., the exclusive supplier of PET bottles for ECUSA.
     In Argentina, we compete principally with Amcor (formerly Schmalbac-Lubeca) that bought Alusud S.A., which we refer to as Alcoa, in Argentina and also bought Schmalbac-Lubeca in Brazil. Another competitor in Argentina is Alpla S.A. The Edasa Packaging Division is the exclusive supplier of returnable PET bottles to all Coca-Cola bottlers in Argentina, Paraguay and Uruguay. In Brazil, Solução PET, which commenced operations in January 1997, was the exclusive supplier for all PET bottle requirements of Refrescos until March 31, 2000, when its operations were discontinued. Since April 2000, Refrescos has purchased all its PET packaging from Braspet, a Brazilian PET bottle manufacturer. Since 2003, Refrescos has purchased 60% of its PET packaging needs from Amcor, a global PET bottle manufacturer, and 40% from the Edasa Packaging Division.
     In addition, various bottle manufacturers produce returnable PET bottles in Chile and other South American countries for competitors of The Coca-Cola Company, and numerous manufacturers in various countries produce non-returnable PET bottles for beverages and other products.
4. Patents and Licenses
     The Company has entered into Bottling Agreements with The Coca-Cola Company, by which it has the license to produce and distribute Coca-Cola brand products within its operating franchise territories in Chile, Brazil and Argentina. The Company’s operations are highly dependent on maintaining and renewing the Bottler Agreements which provide for the production and distribution of Coca-Cola brand products. The duration, renewal and maintenance terms of the Bottler Agreements are set forth in “Item 7 — Major Shareholders and Related Party Transactions — Bottler Agreements.”
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
     Chile. There are no special licenses or permits required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from (and their activities are subject to supervision by) the Chilean Environmental Protection Services (Servicio Sanitario Metropolitano del Ambiente), which inspects plants and takes liquid samples for analysis on a regular basis. Our permit from the Chilean Environmental Protection

Authority was obtained on January 8, 1992 and is in effect indefinitely. In addition, production and distribution of mineral water is subject to special regulation such that mineral water may be drawn only from sources designated for such purpose by presidential decree. Certification of compliance with such decree is provided by the National Health Service today the Undersecretary’s Office of the Ministry of Health (Servicio de Salud Metropolitano del Ambiente). Our mineral water production facilities have received the required certification.
     Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health, which oversees diet products, which we together refer to as the Ministries. Our permits from the Ministries are valid and in force for a term of ten years for each product we produce. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits in the past nor do we expect to experience any difficulties in the future. The Ministries do not regularly inspect facilities but sends inspectors to investigate any complaints it receives.
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
     Chile. The Chilean government has several regulations governing environmental matters relating to our operations. For instance, Law 3,133 regulates discharge of residual industrial waste, and the Sanitary Code contains provisions relating to liquid and solid waste disposal, basic environmental conditions in the workplace, and the protection of water for human consumption. On February 23, 1993, the Chilean government published regulations that updated the provisions of Law 3,133. These regulations place limits on the disposal of harmful substances which may be hazardous to water used in irrigation or water for consumption by people or animals without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendency of Sanitary Services. The regulations also mandate governmental approval of any systems to treat or discharge liquid industrial waste (regulated by Supreme Decree 90 for discharges to open courses and by Supreme Decree 609 for discharges to sewage collectors). In December 1996, we completed a new liquid industrial waste treatment plant to comply in advance with Chilean liquid waste emissions standards, which have been in effect since August 1998.
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
     During October of 2005, following pre-certification and certification procedures developed through audits carried out by a third party (SGS), the Company was recommended for the ISO 14001. As a result, the production facility located in Santiago, Chile, has achieved the four Quality System Certifications, Nourishing Security, Environment and Security and Occupational Health, the first plant in Latin America to obtain this achievement.
     During 2003, the plants of Rengo, Carlos Valdovinos and Vital certified for their production processes, Hazard Analysis and Critical Control Point (“HACCP”) system under the Codex Alimentarius.
     We believe that, to the best of our knowledge, we are in compliance, in all material respects, with Chilean environmental standards.
     Brazil. Our Brazilian operations are subject to several environmental laws, none of which currently impose substantial restrictions on us. The Brazilian Constitution establishes the broad guidelines for the new treatment of environmental concerns, dedicating an entire chapter (Chapter VI, Article 225) to the protection of the environment, along with several other articles related to the environmental law and urban law. Environmental issues are regulated at the federal, state and municipal levels and the Brazilian Constitution empowers the public authorities to develop regulations designed to preserve and restore the environment and to control industrial processes that affect human life. Violations of these regulations are subject to criminal, civil and administrative penalties.
     In addition, Law No. 6,938 of August 31, 1981, known as the Brazilian Environmental Policy, introduced an entirely different environmental regime. There is no longer any environmental damage that is exempt from coverage. The legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9,605 of February 12, 1998 or the Environmental Crimes Act.
     Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministério do Meio Ambiente (the environmental ministry) and the Conselho Nacional do Meio-Ambiente or CONAMA dictate environmental policy, including, without limitation, initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or IBAMA enforces environmental regulations set by CONAMA. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect us. Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente or FEEMA, the principal environmental authority in Rio de Janeiro and the Instituto Estatal del Medio Ambiente y Recursos Hídricos or IEMA, the principal environmental authority in Espiritu Santo. FEEMA and IEMA periodically inspect industrial sites and tests liquid waste for contamination. We believe to the best of our knowledge that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material effect on our results or operations.

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
     On July 2002, the National Congress enacted federal Law No. 25,612, Gestión Integral de Residuos Industriales y de Actividades de Servicios (Integral Management of Industrial Residues and Service Activities) and on November, 2002, Law No. 25,675, Ley General del Ambiente (General Environmental Law) establishing minimum guidelines for the protection of the sustainable environmental management and the protection of biodiversity, applicable throughout Argentina. The law establishes the purposes, principles and instruments of the national environmental policy, the concept of “minimum guidelines,” the judicial competence and the rules governing environmental education and information, citizens’ participation and self-management, among other provisions.
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

C. Organizational Structure
     The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our principal subsidiaries as of December 31, 2005.

Operating		Country of	Percentage
Subsidiaries	Activity	Incorporation	Ownership
Vital S.A.	Operation of industrial facilities engaged in the manufacture, production, processing, distribution and marketing in general of all food products and particularly of all kinds of juices.	Chile	99.99

Vital Aguas S.A.	Operation of industrial facilities engaged in the manufacture, production, processing, distribution and marketing in general of all food products and particularly of all kinds of mineral and purified water.	Chile	56.50

Servicios Multivending Ltda.	Retail sale of consumer products through automatic vending machines.	Chile	99.99

Transportes Andina Refrescos Ltda.	Provision and exploitation of and management of national and international land transportation	Chile	99.99

Río de Janeiro Refrescos Ltda.	Production and sale of alcoholic and non-alcoholic beverages, mineral water, nectars, syrups, powdered juices and other related semi processed products as well as any related operations.	Brazil	99.99

Embotelladora del Atlántico S.A.	Production, bottling, distribution and sale of non-alcoholic beverages, design, production and sale of plastic products derived from the plastic industry, mainly in the packaging area.	Argentina	99.99

Abisa Corp. S.A.	Investment company.	British Virgin Islands	99.99

The following chart represents the Company’s direct and indirect ownership participations in subsidiaries and affiliates:

D. Property, Plants and Equipment
     We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties and facilities in each of the franchise territories:

		Size
Location	Principal Use	(m2)
Chile:
Santiago	Offices; Coca-Cola soft drinks production; Warehouse	99,512
Renca	Warehouse	265,988
Rancagua	Warehouse; Storage	24,061
San Antonio	Warehouse; Storage	19,842
Renca	Offices; Juice production	40,000
Rengo	Mineral water production	12,375

Brazil:
Itaoca	Warehouse	76,866
Bangú	Warehouse	44,614
Jacarepaguá	Offices; Coca-Cola soft drinks production; Warehouse; Land	248,375
Cachoeiro do Itapemirim	Warehouse	8,000
Vitória	Warehouse; Coca-Cola soft drinks production	93,320
Itambi	Warehouse	131,420
Cabo Frio	Warehouse	1,985
Campos	Warehouse	24,200
Nova Iguaçú	Warehouse	79,958

Argentina:
Mendoza	Offices; Warehouse	41,579
San Juan	Warehouse; Offices	48,036
San Luis	Warehouse; Offices	6,069
Rosario (Santa Fe)	Offices; Warehouse	28,070
Santo Tomé (Santa Fe)	Offices; Warehouse	89,774
Córdoba	Offices; Coca-Cola soft drinks production; Warehouse	923,360
Río IV	Warehouse; Offices	7,482
Buenos Aires	Offices; PET bottle production	27,043
     We own all of our properties which are not subject to material encumbrances.
Capacity by Line of Business
     Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2005			2004
			Capacity			Capacity
			Utilization			Utilization
	Annual	Average	During	Annual	Average	During
	Total	Capacity	Peak	Total	Capacity	Peak
	Installed	Utilization	Month	Installed	Utilization	Month
	Capacity	(%)	(%)	Capacity	(%)	(%)
Coca-Cola soft drinks (millions of UCs):
Chile	151	67	86	151	65	86
Brazil	204	72	86	204	66	83
Argentina	129	79	92	129	73	90
Other Beverages (millions of UCs)	45	48	69	45	44	63
PET packaging (millions of bottles)	639	93	100	639	93	100
     Total installed annual production capacity assumes production of the mix of products and containers produced in 2005. In 2005, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We maintain quality control laboratories at each production facility where raw materials are tested and soft drink samples are analyzed.
     As of December 31, 2005, we had total installed annual production capacity, including soft drinks, fruit juices and mineral water, of 529 million unit cases. Our primary facilities include:
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not Applicable

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
Factors Affecting Comparability
     During 2005, there were no changes in the application of Chilean GAAP as compared to the previous year that could materially affect the comparability of the financial statements.
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

     Allowance for doubtful accounts
     We evaluate the collectibility of our trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, our recent loss history and an overall assessment of past due trade accounts receivable outstanding. As of December 31, 2005, our accounts receivable balance was Ch$65,127 million, net of allowances for doubtful accounts of Ch$1,861 million. Historically, on a consolidated basis, doubtful accounts have averaged less than 1% of consolidated net sales.
     Property, plant and equipment
     Property, plant and equipment (excluding the technical reappraisal that occurred in 1979 which was eliminated in the reconciliation to U.S. GAAP) is recorded at cost plus price-level restatements and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened, we would depreciate the net book value in excess of the estimated salvage value over its revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, vending equipment, transportation equipment or software could result in shortened useful lives. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of future cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions and changes to our business model or changes in operating performance. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value. Free cash flows in Brazil and Argentina discounted at a rate of 12% resulted in a higher result than the amount for the corresponding assets (including goodwill) of the Company’s Brazilian and Argentine subsidiaries. Had discounted cash flows been reduced by 15%, the resulting amount would still be sufficient to cover the amount of the corresponding asset.
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
A. Operating Results
Summary of Operations
     The Company primarily produces and distributes Coca-Cola soft drinks in Chile, Brazil and Argentina. In Chile, we also produce and distribute fruit juices, other fruit-flavored beverages and mineral water. In Brazil, we distribute beer, energy drinks, fruit-flavored beverages and Nestea iced tea; and in Argentina, we distribute fruit-flavored beverages and soda water. In addition, we produce PET bottles primarily for our own use and for sale to other Coca-Cola bottlers in Chile and Argentina.
     The following table sets forth, for the periods indicated, the net sales and operating income for the Company’s operations in Chile, Brazil and Argentina, respectively, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2005, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2005			2004			2003
	(amounts in millions of Ch$)
Net sales:
Chile	Ch$	219,881	46.0%	Ch$	208,928	48.7%	Ch$	206,186	50.2%
Brazil		162,510	34.0		132,565	30.9		125,978	30.7
Argentina		100,937	21.1		91,121	21.3		80,895	19.7
Intercountry eliminations(1)		(4,856)	(1.1)		(3,965)	(0.9)		(2,256)	(0.5)

Total	Ch$	478,742	100.0%	Ch$	428,649	100.0%	Ch$	410,803	100.0%

Operating income:
Chile	Ch$	46,495	59.7%	Ch$	41,960	64.4%	Ch$	39,507	78.0%
Brazil		20,480	26.3		13,737	21.1		7,424	14.7
Argentina		10,933	14.0		9,453	14.5		3,721	7.3

Total	Ch$	77,908	100.0%	Ch$	65,150	100.0%	Ch$	50,652	100.0%

(1)	Eliminations represent intercompany sales and unrealized profits.
     The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2005, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2005			2004			2003
	(amounts in millions of Ch$)
Net sales:
Soft drinks	Ch$	417,163	87.2%	Ch$	374,369	87.3%	Ch$	355,721	86.6%
Other beverages(1)		49,272	10.3		43,956	10.3		43,123	10.5
Packaging		12,037	2.5		10,324	2.4		11,959	2.9

Total	Ch$	478,472	100.0%	Ch$	428,649	100.0%	Ch$	410,803	100.0%

Operating income:
Soft drinks	Ch$	68,845	88.4%	Ch$	57,558	88.4%	Ch$	45,974	90.8%
Other beverages(1)		6,958	8.9		5,616	8.6		3,926	7.7
Packaging		2,105	2.7		1,976	3.0		752	1.5

Total	Ch$	77,908	100.0%	Ch$	65,150	100.0%	Ch$	50,652	100.0%

(1)	Includes, in Chile, juices and mineral water; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored juices and water.
     The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in millions of Chilean pesos with purchasing power as of December 31, 2005:

	Year ended December 31,
	2005			2004			2003
	(amounts in millions of Ch$)
Net sales	Ch$	478,472	100.0%	Ch$	428,649	100.0%	Ch$	410,803	100.0%
Cost of sales		(287,395)	(60.1)		(262,784)	(61.3)		(262,515)	(63.9)

Gross profit		191,077	39.9		165,866	38.7		148,288	36.1
Administrative and selling expenses		(113,169)	(23.7)		(100,716)	(23.5)		(97,636)	(23.8)

Operating income		77,908	16.3		65,150	15.2		50,652	12.3
Non-operating income (expenses), net		(13,332)	(2.8)		(19,456)	(4.5)		(32,847)	(8,0)
Income taxes, minority interest (net)		(8,537)	(1.8)		(4,090)	(1.0)		(1,075)	(0.3)

Net income	Ch$	56,039	11.7%	Ch$	41,604	9.7%	Ch$	16,730	4.1%

Results of Operations for the Years Ended December 31, 2005 and 2004

	Chile				Brazil				Argentina				Total(1)
	2005		2004		2005		2004		2005		2004		2005		2004
							(in millions of Ch$)
Net sales	Ch$	219,881	Ch$	208,928	Ch$	162,510	Ch$	132,565	Ch$	100,937	Ch$	91,121	Ch$	478,472	Ch$	428,649
Cost of sales		(128,426)		(123,738)		(97,091)		(82,231)		(66,735)		(60,779)		(287,395)		(262,784)
Gross profit		91,455		85,190		65,419		50,334		34,203		30,342		191,077		165,866
Administrative and selling expenses		(44,961)		(43,230)		(44,939)		(36,597)		(23,269)		(20,888)		(113,169)		(100,716)

Operating income	Ch$	46,494	Ch$	41,960	Ch$	20,480	Ch$	13,737	Ch$	10,933	Ch$	9,453	Ch$	77,908	Ch$	65,150

(1)	The total does not equal the sum of all the franchise territories due to intercountry eliminations.
     Net Sales
     Our consolidated net sales in 2005 were Ch$478,742 million, representing a 11.6% improvement over the Ch$428,649 million recorded in 2004. The increase in 2005 was principally due to an increase of 7.1% in consolidated volume sales and a 4.3% increase in net sales per unit case in real terms, given price adjustments carried out in the three countries. Net sales of Coca-Cola soft drinks represented 87.2% of total Consolidated Net Sales, remaining stable compared to year 2004.
     In Chile, total net sales amounted to Ch$219,881 million in 2005, which shows a 5.2% increase when comparing to 2004. The increase of total net sales in Chile was as a result of a 4.7% increase in sales volume amounting to 135.5 million unit cases, and certain price adjustments. In year 2005, our average volume market share in the soft drink market in Chile increased from 67.6% in 2004 to 68.5% primarily due to our effective market strategies which maintain our strong competitive position. This has enabled us to continue increasing our average volume market share in addition to increasing our average value market share from 70.2% in 2004 to 71.0% during 2005.
     Soft drink net sales in Chile amounted to Ch$185,188 million during 2005, representing a 4.3% increase regarding the previous year, principally explained by a 3.8% increase of soft drink volumes.Net sales of fruit juices and water was Ch$34,763 million in 2005, showing an increase of 10.7% from 2004. This significant growth was led by an increase of sales volume of these segments, especially the Water category, with a 17.8% growth. During 2005, we successfully launched Dasani, purified water, in carbonated, non carbonated and flavored versions, which greatly contributed to this significant growth.
     In Brazil, net sales in 2005 reached Ch$162,510 million, 22.6% higher than in 2004. Net sales of Coca-Cola soft drinks in Brazil were Ch$148,813 million, representing a 22.9% increase compared to 2004. This increase is principally explained by the increase in soft drinks volume of 10.6% from 2004, reaching 153.7 million unit cases in 2005 as result of diverse market initiatives, such as launchings of family and individual formats, and a special focus on returnable formats that in the year 2005 represented

12.1% of total volume. Price adjustments carried out during 2005 in Brazil and exchange rates that benefited the figures conversion to Chilean GAAP, ended in an 11.1% increase of soft drink net sales per unit case. The 8.1% strengthen of the Chilean end of period exchange rate had a negative impact on the figures conversion to Chilean pesos, but the 16.1% average appreciation of the Brazilian real, over-compensated this effect.
     On the other hand, the Company’s beer, juice and mineral water operations in Brazil generated net sales in 2005 of Ch$13,698 million, representing a 19.5% increase from 2004. Net sales per unit case of the aggregate volume of beer, juice and mineral water grew 18.5% explained by price adjustments as well as by the positive effect of conversion of figures, already explained.
     In Argentina, net sales in 2005 were Ch$100,937 million, representing a 10.8% increase from 2004. This increase is principally explained by a higher total sales volume of 5.7% during 2005 and a 4.8% higher average net sales per unit case in real terms . Net sales per unit case expressed in Argentine pesos, increased by 16.0% (reflecting price increases in Argentina in real terms that were carried out during 2005) and which decreased due to the appreciation of the Chilean peso end of period Exchange rate (8.1%). Sales volume of Coca-Cola soft drinks in 2005 grew 6.3% from 2004, amounting to 99.2 million unit cases of soft drinks sold. This growth was driven mainly by the returnable formats that continued growing as a percentage of the total portfolio products, increasing from 43.7% of total sales volume in 2004 to 48.3% in 2005.
     Net sales of PET packaging in Argentina were Ch$12,037 million in 2005, representing an increase of 16.6% compared to 2004. Sales volume in 2005 were 27,330 tons of resin, which represents a slight increase of 1.4% compared to the 2004 sales volume.
     Cost of Sales
     Cost of sales were Ch$287,395 million in 2005, representing 60.1% of net sales, compared to Ch$262,784 million, or 61.3% of net sales in 2004. The decrease in cost of sales as a percentage of net sales in 2005 was principally due to the cost pressures that we observed during 2005 (that led to a 2.2% increase of the cost of sales per unit case in real terms), were lower than the price adjustments carried out in Chile, Brazil and Argentina. The costs that were mainly affected during 2005 were sugar and resin (dollar-denominated costs), which were compensated by effective negotiations and the average appreciations of 7.9% and 16.1% of the Chilean peso and the Brazilian real, respectively.
     For our Chilean operations, cost of sales represented 58.4% compared to 59.2% of Chilean net sales in 2004. For our Brazilian operations, cost of sales represented 59.7% of Brazilian net sales in 2005, compared to 62.0% in 2004. For the Argentine operations, cost of sales represented 66.1% of Argentine net sales in 2005, compared to 66.7% in 2004.
     Gross Profit
     Due to the aforementioned, gross profit in 2005 increased by 15.2%, reaching Ch$191,077 million, or 39.9% of net sales, compared to Ch$165,866 million, or 38.7% of net sales in 2004.
     Administrative and Selling Expenses
     Selling and administrative expenses amounted to Ch$113,169 million in 2005, this represented 23.7% of net sales for 2005 and a 12.4% growth with respect to the Ch$100,716 million in 2004, that represented 23.5% of net sales for that year. As a percentage of net sales, the Company’s Chilean operations recorded selling and administrative expenses of 20.4% in 2005, maintaining almost the same percentage as in the year 2004. Selling and administrative expenses in our Brazilian operations were 27.7% in 2005 compared with 27.6% in 2004 and the selling and administrative expenses in our Argentine operations were 23.1% in 2005 compared with 22.9% in 2004.

     In Chile, selling and administrative expenses in 2005 increased by 4.0%, in Brazil 22.8%, and in Argentina 11.4% from 2004. These higher selling and administrative expenses are, in general terms, explained by increases in freight distribution expenses as a result of greater fuel prices and higher volumes. Higher selling and administrative expenses in Argentina were also due to increases in wages due to government decrees and strong pressures from labor unions. Higher selling and administrative expenses in Brazil were primarily due to the figure conversion effect, as a consequence of the higher appreciation of the real over the appreciation of end of period Chilean exchange rate.
     Operating Income
     As a consequence of the aforementioned, operating income increased 19.6% in 2005, amounting to Ch$77,908 million, or 16.3% of net sales, compared to Ch$65,150 million, or 15.2% of net sales in 2004.
     Non-operating Income (Expense), Net
     The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2005		2004
	(millions of Ch$)
Financial income	Ch$	28,522	Ch$	24,156
Share of income from affiliated companies		769		1,024
Other non-operating income		7,313		848
Amortization of goodwill		(6,229)		(7,186)
Financial expenses		(21,112)		(19,830)
Other non-operating expenses		(7,738)		(6,395)
Price-level restatement and exchange gain (loss)		(14,857)		(12,073)

Non-operating income (expense), net	Ch$	(13,332)	Ch$	(19,456)

     Non-operating income (expense), net, was a loss of Ch$13,332 million in 2005, compared to a loss of Ch$19,456 million in 2004, representing a decrease of 31.5% in 2005 compared to 2004. The principal variances between 2005 and 2004 were the following:
•	A greater financial income explained by an extraordinary profit from bond sales out of our investment portfolio, which was carried out at the beginning of 2005, in addition to the positive results obtained in cross currency swap agreements that are in effect since 2003 and 2004.

•	A greater non-financial income, reflected in “Other Non-Operating Income”. This was a result of a one time profit obtained through shares sales.
     Income Taxes
     Income taxes in 2005 increased 109.2% to Ch$8,549 million compared to Ch$4,087 million in 2004. The increase is principally explained by:
•	Increase in revenues in Brazil which resulted in higher taxable income.

•	Increase in revenues in Chile which resulted in higher taxable income.

•	Lower credits to results due differed taxes in Argentina, resulting from provisions constituted in 2004, coupled with a difference in income tax affecting Cipet that arose from litigation.
     Net Income
     As a result of the aforementioned, net income in 2005 was Ch$56,039 million, representing 11.7% of net sales and an increase of 34.7% compared to net income of Ch$41,604 million in 2004.
Results of Operations for the Years Ended December 31, 2004 and 2003

	Chile				Brazil				Argentina				Total(1)
	2004		2003		2004		2003		2004		2003		2004		2003
	(in millions of Ch$)
Net sales	Ch$	208,928	Ch$	206,186	Ch$	132,565	Ch$	125,978	Ch$	91,121	Ch$	80,895	Ch$	428,649	Ch$	410,803
Cost of sales		(123,738)		(124,036)		(82,231)		(83,040)		(60,779)		(57,695)		(262,784)		(262,515)
Gross profit		85,190		82,150		50,334		42,938		30,342		23,200		165,866		148,288
Administrative and selling expenses		(43,230)		(42,643)		(36,597)		(35,514)		(20,888)		(19,479)		(100,716)		(97,636)

Operating income	Ch$	41,960	Ch$	39,507	Ch$	13,737	Ch$	7,424	Ch$	9,453	Ch$	3,721	Ch$	65,150	Ch$	50,652

(1)	The total does not equal the sum of all the franchise territories due to intercountry eliminations.

     Net Sales
     Our consolidated net sales in 2004 amounted to Ch$428,649 million, representing a 4.3% improvement over the Ch$410,803 million recorded in 2003. The increase in 2004 was principally due to a 6.3% higher consolidated volume sales, together with a 1.9% decrease in net sales per unit case in real terms in Chile and a 6.1% appreciation of the Chilean peso compared to the U.S. dollar (that went from Ch$593.8 per U.S. dollar on December 31, 2003, down to Ch$557.4 per U.S. dollar on December 31, 2004. This appreciation affected the Brazilian and Argentine figures when converted through a lower exchange rate at year-end 2004. Our sales volume in 2004 increased 6.3% in comparison to 2003. Net sales of Coca-Cola soft drinks increased 5.2% during 2004, net sales of other beverages increased 1.9% and net sales of PET packaging decreased 13.7%, in each case, as compared to 2003.
     In Chile, net sales were Ch$208,928 million in 2004, representing a 1.3% increase compared to 2003. Net sales of Coca-Cola soft drinks in Chile in 2004 amounted to Ch$177,512 million, representing an increase of 1.4% compared to 2003. The increase in total Chilean net sales was due primarily to a 3.6% increase in volume sales, reaching 129.5 million unit cases, which was partially offset by a 1.9% decrease of net sales per unit case in real terms. During 2004, the average market volume share of our franchise in Chile grew from 66.7% in 2003 to 67.8%, principally due to market strategies focused on increasing consumption opportunities through an adequate pricing and format offerings for each occasion and type of consumer. This situation has enabled us to increase our average volume market share and also to increase our average value market share, which went from 69.0% in 2003 to 70.2% during 2004.
     Net sales of fruit juices and mineral water in Chile were Ch$31,416 million in 2004, representing an increase of 0.9% from 2003. This increase in net sales is explained by higher sales volume of 5.7%, which was offset by a 4.6% decrease in the average income per unit case of these products, due to marketing promotions developed during 2004 to deepen penetration of mineral water products.
     In Brazil, net sales in 2004 were Ch$132,565 million, 5.2% higher than in 2003. Net sales of Coca-Cola soft drinks in Brazil were Ch$121,098 million, representing a 5.5% increase compared to 2003. This increase is principally explained by an increase of soft drinks sales volume of 4.5% from 2003, reaching 133.5 million unit cases in 2004. Net sales per unit case increased 1% in 2004 as a result of price adjustments implemented in the same year. The 6.1% appreciation of the Chilean peso exchange rate versus the U.S. dollar had a negative effect on the conversion of the Brazilian figures to Chilean pesos.
     On the other hand, the Company’s beer, juice and mineral water operations in Brazil generated net sales in 2004 of Ch$11,467 million, representing a 2.7% increase from 2003. Net sales per unit case of the aggregate volume of beer, juice and mineral water grew 8.4% in real terms, offsetting the 5.3% decrease in volume sales of these beverages.
     In Argentina, net sales in 2004 were Ch$91,121 million, representing a 12.6% increase from 2003. This increase is principally explained by a higher total sales volume of 14.1% during 2004 that was partially offset by a drop in average income per unit case of 1.3% in real terms. Net sales per unit case expressed in Argentine pesos, increased 3.7% in real terms. This was partially offset by the effect on the figures conversion to Chilean pesos due to the Chilean exchange rate appreciation. Sales volume of Coca-Cola soft drinks in 2004 grew 14.3% from 2003, reaching 93.3 million unit cases. This growth was driven mainly by the returnable bottle format that, as in 2003, continued to grow as a percentage of the total products of the Company’s portfolio, increasing from 40% of total sales volume in 2003 to 43.7% in 2004.
     Net sales of PET packaging in Argentina were Ch$10,324 million in 2004, representing a decrease of 13.7% compared to 2003. Sales volume in 2004 was 11,527 tons of resin, which represents a decrease of 16.4% as compared to volume sales in 2003.

     Cost of Sales
     Cost of sales were Ch$262,784 million in 2004, representing 61.3% of net sales, compared to Ch$262,515 million, or 63.9% of net sales in 2003. The decrease in cost of sales as a percentage of net sales in 2004 was principally attributable to effective negotiations which achieved better terms on anticipated raw material purchases (which offsets the resin price increase) and to the average appreciation of local currencies versus the U.S. dollar, which resulted in lower dollar-denominated costs. On average, during 2004, the Chilean peso appreciated by 12%, the Brazilian real by 6% and the Argentine peso by 1.6% in each case per U.S. dollar, as compared to 2003.
     For our Chilean operations, cost of sales represented 59.2% compared to 60.2% of Chilean net sales in 2003. For our Brazilian operations, cost of sales represented 62.0% of Brazilian net sales in 2004, compared to 65.9% in 2003. For the Argentine operations, cost of sales represented 66.7% of Argentine net sales in 2004, compared to 71.3% in 2003.
     Gross Profit
     Due to the aforementioned, gross profit in 2004 increased by 11.9%, reaching Ch$165,866 million, or 38.7% of net sales, compared to Ch$148,288 million, or 36.1% of net sales in 2003.
     Administrative and Selling Expenses
     Administrative and selling expenses increased 3.2% to Ch$100,716 million in 2004 (23.5% of 2004 net sales) compared to Ch$97,636 million in 2003 (23.8% of 2003 net sales). As a percentage of net sales, our Chilean operations had administrative and selling expenses of 20.7% in 2004, which is equivalent to the administrative and selling expenses recorded in 2003. Our Brazilian operations had administrative and selling expenses of 27.6% in 2004 compared to 28.2% in 2003 and our Argentine operations had administrative and selling expenses of 22.9% in 2004 compared to 24.1% in 2003.
     In Chile, administrative and selling expenses in 2004 increased 1.4%, in Brazil 3.1%, and in Argentina 7.2% compared to 2003. These increases are principally explained by higher marketing expenses and increased sales volume in our franchise territories, which translates into higher distribution and freight costs.
     Operating Income
     As a consequence of the aforementioned, operating income increased by 28.6% in 2004, reaching Ch$65,150 million or 15.2% of net sales, compared to Ch$50,652 million, or 12.3% of net sales in 2003.
     Non-operating Income (Expense), Net
     The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2004		2003
	(millions of Ch$)
Financial income	Ch$	24,156	Ch$	32,772
Share of income from affiliated companies		1,024		1,936
Other non-operating income		848		9,674
Amortization of goodwill		(7,186)		(7,028)
Financial expenses		(19,830)		(21,216)
Other non-operating expenses		(6,395)		(7,943)
Price-level restatement and exchange gain (loss)		(12,073)		(41,042)

Non-operating income (expense), net	Ch$	(19,456)	Ch$	(32,847)

     Non-operating income (expense), net, was a loss of Ch$19,456 million in 2004, compared to a loss of Ch$32,847 million in 2003, representing a decrease of 40.8% in 2004 versus 2003. The principal variances between 2004 and 2003 were the following:
•	Financial income: Lower financial income in 2004 was mainly due to: lower profits arising from cross currency swaps agreements as a consequence of appreciation of the Chilean peso, lower average interest rates affecting the reinvestment of our bond portfolio and profit on bond sales and forward agreements in 2003 that did not occur in 2004.

•	Other non-operating income: In 2003, the Company received a capital distribution from Embotelladora del Atlantico S.A., which triggered a proportional one-time recognition of income in respect to the cumulative translation reserve. Additionally, in 2003 the effect of the translation of local currency to U.S. dollars of the financial statements, in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, resulted in strong positive result, which was not as relevant for 2004. Also in 2003, parts of our contingencies were favorably resolved and the proportion of the corresponding provision was reversed with a one-time positive result in non-operating income. These results did not take place in 2004.

•	Price-level restatement and exchange gain (loss): During 2003, the Chilean peso appreciated against the U.S. dollar, which represented a decrease of Ch$124.81 in the exchange rate, negatively affecting our positive U.S. dollar net asset position. In 2004, the Chilean peso against the U.S. dollar decreased by only Ch$36.40 which resulted in a decline of this negative effect.
     Income Taxes
     Income taxes in 2004 increased 281.2% to Ch$4,087 million compared to Ch$1,072 million in 2003. The increase is principally explained by:
•	Better results in Brazil which resulted in higher taxable profits. In 2004, our Brazilian subsidiaries applied tax loss carryforwards available from prior periods which, as provided by Brazilian tax laws, were applied up to a maximum of 30% of 2004 taxable profits, whereas in 2003 tax loss carryforwards were applied without limit, also pursuant to Brazilian tax law;

•	Higher deferred taxes in Chile as consequence of higher accrued interest income from foreign sources which are taxable on a cash basis according to Chilean law; and

•	improved results in Argentina, although these were offset by accumulated tax losses carry forward available from prior years.

     Net Income
     As a result of the aforementioned, net income in 2004 was Ch$41,604 million, representing 9.7% of net sales and an increase of 148.7% compared to net income of Ch$16,730 million in 2003.
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
     The following table sets forth, for the periods indicated, variations among the consumer price index, UF and U.S. dollar:

	Year ended December 31,
	2005	2004	2003
Consumer price index variation	3.6%	2.5%	1.0%
UF variation	3.8%	2.3%	1.1%
U.S. dollar variation	(8.1)%	(6.1)%	(17.4)%
     The effects of price-level restatement are summarized below:

	Year ended December 31,
	2005		2004		2003
	(millions of Ch$)
Shareholders’ equity	Ch$	(8,056)	Ch$	(6,791)	Ch$	(4,236)
Liabilities		(5,855)		(3,737)		(2,171)

	Year ended December 31,
	2005		2004		2003
	(millions of Ch$)
Property, plant and equipment		2,699		2,021		777
Other assets		12,255		9,952		6,895

Balance sheet adjustments		1,043		1,445		1,265
Income statement adjustments		(1,613)		(497)		139
Foreign exchange (loss) gain		(14,287)		(13,022)		(42,446)

Price-level restatement and exchange (loss) gain	Ch$	(14,857)	Ch$	(12,073)	Ch$	(41,042)

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
     In Chile we had losses of Ch$14,287 million in 2005 due to the appreciation of the Chilean peso, compared to a negative impact of foreign currency fluctuations in 2004 in the amount of approximately Ch$13,022 million, due to our net asset position in U.S. dollars amounting to a total of approximately US$220 million. In Argentina and Brazil we recognized profits amounting in the aggregate to Ch$456 million in 2004 and Ch$2.909 million in 2005. These resulted from the application of the Argentine and Brazilian exchange rates in the currency conversion undertaken in our financial statements as of December 31, 2004 and 2005, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are reflected on our consolidated statements of income in other non-operating income.
     We use hedge agreements, including cross-currency swaps and forwards, to protect against foreign currency risk. In 2003, 2004 and 2005, these agreements partially offset the negative effects of the appreciation of the Chilean peso, whose results are recorded in financial income or expense in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”
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
     There are no restrictions to transfer funds among our operating subsidiaries. In the past, we have transferred funds from Argentina to Chile through capital reductions and during 2006 we expect to receive dividends from our Brazilian subsidiary.
     Our management believes that, through these sources, we have sufficient financial resources available to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends to shareholders. The amount and frequency of future dividends will be determined by our board of directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future, except for the minimum 30% of annual profits required by Chilean law.
     Treasury and Funding Policies
     Our board of directors has been empowered by our shareholders to define our financing and investment policies. Our bylaws do not define a strict financing structure, nor do they limit the types of investments we may make. Traditionally, we have preferred to use our own resources to finance our investments.
     Our financing policy is that each subsidiary should finance its own operations. From this perspective, each subsidiary’s management must focus on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should increased financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our policy is to prefer local financing to allow for natural hedging. If local financing conditions are not acceptable, because of costs or other constraints, Andina will provide financing.
     Our cash surplus policy is that Andina invests any cash surplus in a portfolio of investment grade securities until such time as our board of directors makes a final decision as to the disposition of the surplus.
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

     Investing Activities
     Additions to property, plants and equipment during 2005 totaled Ch$27,395 million. Capital expenditures during 2005 were funded with cash flows from operations.
     At December 31, 2005, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. Our management anticipates that additions to property, plant and equipment in 2006 will be in the range of US$50 million and plans to fund such additions through cash flows from operations.
     We believe that cash flow generated by operations, cash balances, available lines of credit, including from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.
     Financing Activities
     As of December 31, 2005, we had Ch$132,341 million invested in time deposits and other short-term and long-term investments from the proceeds of the issuance of local and Yankee bonds not included as cash equivalents for purposes of Chilean GAAP. As of that date, we had available short-term credit lines in an amount equivalent to approximately Ch$103,223 million (US$201.4 million). The aggregate unused portion of such lines of credit at that date was equivalent to Ch$91,899 million (US$179.3 million).
     Our unused sources of liquidity include 24 lines of credit. In Chile, we have the equivalent of US$82.6 million in credit available from four separate lines. In Brazil, we have the equivalent of US$101.4 million in credit available with 14 lines. In Argentina, we have the equivalent of US$17.4 million in credit available with six lines.
     In 2005, our available cash was principally used for investments in fixed assets of Ch$27,395 million and dividend payments of Ch$72,552 million. In 2004, the principal uses of cash were investments in fixed assets of Ch$26,150 million and dividend payments of Ch$47,403 million.
     Liabilities
     For the period ending December 31, 2005, our total liabilities, excluding minority interest, were Ch$256,495 million, representing a 14.3% decrease compared to December 31, 2004. The decrease in total liabilities resulted principally from a reduction in long-term bank debt and bond debt. As of December 31, 2005, our long term liabilities included (i) long-term bank debt of Ch$455 million, (ii) long-term bond debt of Ch$101,802 million, (iii) long-term notes outstanding of Ch$147 million, and (iv) other long-term accrued liabilities and provisions of Ch$29,330 million, for a total of Ch$131,734 million of long-term liabilities compared to total long-term liabilities of Ch$189,003 million as of December 31, 2004.
     Our short term liabilities, as of December 31, 2005 included (i) short-term bank debt of Ch$27,935 million, (ii) current portion of long-term bank liabilities of Ch$484 million, (iii) current portion of long-term bond debt of Ch$13,684 million, (iv) trade accounts payable of Ch$37,877 million, (v) notes payable to related companies of Ch$8,331 million, and (vi) other short-term liabilities, principally provisions, withholdings and income tax payable, for Ch$36,451 million, for a total of Ch$124,762 million of short-term liabilities compared to total short-term liabilities of Ch$110,226 million as of December 31, 2004.
     Our bond liabilities have a weighted average interest rate of 6.5%. Our bank liabilities have a weighted average interest rate of 6.9%.

Summary of Significant Debt Instruments
     The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2005:
     Unsecured Notes. On October 1, 1997 we entered into an indenture pursuant to which we issued three series of bonds. The indenture imposes certain restrictions on liens, sale and leaseback transactions, assets sales and subsidiary indebtedness and certain conditions in the event of merger or consolidation.
     The three series of bonds issued in 1997 under this indenture are the following:
•	US$150 million of 7.00% Unsecured Notes due 2007;

•	US$100 million of 7.625% Unsecured Notes due 2027; and

•	US$100 million of 7.875% Unsecured Notes due 2097.
     On July 10, 2001, through our subsidiary The Sterling Pacific Corp, S.A., (now Abisa Corp.), we made an offer to repurchase for cash at par value the notes outstanding and the following notes were tendered:
•	US$118 million of the 7.00% Unsecured Notes due 2007;

•	US$96 million of the 7.625% Unsecured Notes due 2027; and

•	US$100 million of the 7.875% Notes due 2097.
     On June 13, 2001, Andina completed a local bond placement in the Chilean capital markets of two series of bonds as follows:
•	UF 3.3 million series of bonds due 2008 with annual interest rate over inflation of 6.20% of which, UF 1.65 million was outstanding at December 31, 2005; and

•	UF 3.7 million series of bonds due 2026, with annual interest rate over inflation of 6.50%, being outstanding at December 31, 2005.
     The bond issue and placement in the Chilean market is subject to the following restrictions:
•	Andina must maintain a leverage ratio, defined as total debt/consolidated equity, of less than 1.20%. For purposes of calculating the leverage ratio, total debt includes (i) short-term bank liabilities, (ii) the current portion of long-term bank liabilities, (iii) short-term liabilities and promissory notes, (iv) the current portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means total shareholders’ equity plus minority interest.

•	Andina must maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

•	Andina may not lease, sell, assign or dispose of the franchise territory in Chile.

•	Andina may not lease, sell, deliver or dispose of its franchise territory in Argentina or Brazil, as long as either territory represents more than 40% of Andina’s consolidated operating cash flows.
C. Research and development, patents and licenses
     Given the nature of the business and the support provided by The Coca-Cola Company as franchisor to its bottlers, the Company’s research and development expenses are not meaningful. For more information on patents and licenses, see “Item 4. Information on the Company — Part B. Business Overview — Patents and Licenses”.
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

F. Contractual Obligations
     The following table summarizes our contractual obligations and commercial commitments as of December 31, 2005:

			Payments Due by Period
			Years
			Less than						More than
	Total		1 Year		1-3 Years		3-5 Years		5 Years
			(in millions of constant Ch$ as of December 31, 2005)
Long-term bank debt(1)	Ch$	939	Ch$	484	Ch$	455	Ch$	—	Ch$	—
Short-term bank debt		27,935		27,935		—		—		—
Bonds payable(2)		115,486		13,684		33,245		5,868		62,689
Purchase obligations		287		79		139		69		—

Subtotal-included in our balance sheet		144,647		42,182		33,839		5,937		62,689

Operating lease obligations		1,404		1,229		175		—		—
Purchase obligations		4,712		4,712		—		—		—

Subtotal-not included in our balance sheet		6,116		5,941		175		—		—

Total contractual obligations	Ch$	150,763	Ch$	48,123	Ch$	34,014	Ch$	5,937	Ch$	62,689

(1)	See Notes 14(b) and 15 to the Consolidated Financial Statements for additional information.

(2)	See Note 16 to the Consolidated Financial Statements for additional information.
     The following table presents future expirations for the remaining long term liabilities. These expirations have been made based on accounting estimates because the liabilities do not have specific dates of future payment as allowance for severance indemnities, contingencies, deferred taxes and liabilities for container guarantees are included.

			Maturity
			Years
							More than
	Total		1-3 Years		3-5 Years		5 Years
	(in millions of constant Ch$ as of December 31, 2005)
Provisions	Ch$	21,116	Ch$	16,786	Ch$	—	Ch$	4,330
Other long-term liabilities		8,153		1,327		182		6,644

Total long-term liabilities not included in contractual obligations	Ch$	29,269	Ch$	18,113	Ch$	182	Ch$	10,974

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
     Net income after reconciliation to U.S. GAAP was Ch$1,661 million higher in 2003, Ch$11,821 million higher in 2004, and Ch$19,145 million higher in 2005, in each case than net income as reported under Chilean GAAP for each respective year. See Note 28(m) of the notes to the Consolidated Financial Statements. Under Chilean GAAP, shareholders’ equity at December 31, 2004, was Ch$301,319 million, compared to Ch$311,755 million under U.S. GAAP, representing a difference of 3.5%. Under Chilean GAAP, shareholders’ equity as of December 31, 2005 was Ch$268,437 million, compared to Ch$289,577 million under U.S. GAAP, representing a difference of 7.9%.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Management and Board of Directors
     Pursuant to Chilean law, we are managed by executive officers under the supervision of our board of directors. In accordance with our bylaws, the board of directors must consist of seven regular directors and seven alternate directors. Each director is assigned a specific alternate director. The directors may or may not be shareholders and are elected for a term of three years subject to indefinite re-election. In the case of Series A shares, it is necessary to have 14.29% of the total shares represented in a shareholders’ meeting in order to elect a director assuming there is 100% shareholder vote participation. In the case of series B shares, it is necessary to have a total of 50.1% of the total shares represented in a shareholders’ meeting to elect a director if it is also assumed that there is 100% shareholder vote participation. All members of the board of directors are nominated and elected every three years by and during the ordinary annual shareholders’ meeting. Cumulative voting is permitted for the election of directors.
     In the event of a vacancy, the designated alternate director fills the vacancy for the remaining period of the director’s term. If the alternate director is unable or unwilling to serve, the board of directors may appoint a replacement to fill the vacancy, and the entire board of directors must be elected or re-elected at the next regularly scheduled shareholders’ meeting.
     As of December 31, 2005, our board of directors consisted of the following directors and alternate directors:

Juan Claro G.	Chairman of the Board of Directors	Has been a member of the board of directors since April 2004. Principal occupation: Entrepreneur
Other directorships: Josefa S.A.; Inmobiliaria Josema S.A.; Volcan Tolhuaca S.A.; Laguna Icalma S.A.; El Magnolio S.A; Inmobiliaria Cauquenes S.A.; Algeciras S.A.; Cauquenes S.A.; Clarial S.A.; Inmobiliaria Volcan Tolhuaca Ltda.; Inmobiliaria Laguna Icalma Ltda.; Soc. Inmobiliaria Crucero; Telefónica Chile CTC Chile S.A.; Emel S.A.; Empresas Melón S.A.; Pesquera Friosur S.A.; Viña Manquehue S.A.
Date of birth: November 7, 1950

José Antonio Garcés S., Jr.	Director	Has been a member of the board of directors since May 1991. Principal occupation: General manager of Inversiones San Andrés Ltda.
Other directorships: Banvida S.A.; Inversiones San Andrés LT S.A.; Inmobiliaria Fray León S.A.
Date of birth: March 1, 1966

Gonzalo Said H. (1)	Director	Has been a member of the board of directors since May 1993. Principal occupation: General manager and director of Inversiones Santa Virginia Ltda.
Other directorships: Director of BBVA Administradora de Fondos Mutuos BHIF S.A., Embotelladora Andina S.A., and of Inmobiliaria Don Aurelio Ltda.
Date of birth: October 16, 1964

Salvador Said S. (1)	Director	Has been a member of the board of directors since April 1992. Principal occupation: Executive director of Said Holding Group
Other directorships: Edelpa S.A., Parque Arauco S.A., BBVA Administradora de Fondos Mutuos BHIF S.A. and BHIF Administradora de Fondos de Inversión S.A., Inversiones Caburga S.A; Inversiones Delfín S.A.; Grupo Eulen Chile S.A.
Date of birth: September 16, 1964

Glenn Jordan S.	Director	Has been a member of the board of directors since April 2001. Principal occupation: Executive vice president and operations director of Coca-Cola Latin America
Other directorships: Coca-Cola Embonor
Date of birth: January 10, 1957

Arturo Majlis A.	Director	Has been a member of the board of directors since April 1997. Principal occupation: Principal partner of the law offices of Grasty, Quintana, Majlis Compañía
Other directorships: Asesorías e Inversiones Til Til S.A.; Banchile Seguros de Vida and HNS Banco
Date of birth: April 7, 1962

Albert Cussen M. (2)	Director	Has been a member of the board of directors since April 2004. Principal occupation: Company directorships
Other directorships: Viña Concha y Toro S.A.; Fundación Educacional y Cultural La Fuente
Date of birth: November 1, 1950

Ernesto Bertelsen R.	Alternate Director to Juan Claro González	Has been a member of the board of directors since April 2005. Principal occupation:Director Banco BBVA. Other directorships: Director Factorline S.A. since November 1993. Date of birth: March 18, 1945

Patricio Parodi Gil	Alternate Director to Juan Antonio Garcés Silva	Has been a member of the board of directors since April 2005. Principal occupation: General manager Consorcio Financiero S.A. and subsidiaries
Other directorships: Director of Banmédica S.A.; Isapre Vida Tres S.A.; Help S.A.; Clínica Dávila S.A.; Sociedad Punta del Cobre S.A.; Pacífico V Región S.A.; and Empresas Moletto S.A.
Date of birth: April 28, 1963

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
Date of birth: March 17, 1945

José Domingo Eluchans	Alternate Director to Salvador Said S.	Has been a member of the board of directors since April 2005. Principal occupation: Partner at José Domingo Eluchans Asesorías Limitada
Other directorships: Director BBVA, Envases del Pacífico S.A. and advisor to the Board of Directors of Parque Arauco S.A.
Date of birth: August 6, 1953

Jorge Hurtado G.	Alternate Director to Glenn Jordan S.	Has been a member of the board of directors since January 1998. Principal occupation: Partner of Agricola y Comercial Yerbas Buenas S.A.
Other directorships: CMPC Tissue S.A.; Vendomática S.A.; Tecnomix S.A. and Proemsa S.A.
Date of birth: March 25, 1946

José Miguel Barros Van Hövel tot Westerflier	Alternate Director to Arturo Majlis A.	Has been a member of the board of directors since April 2005. Principal occupation: Director of Corporate Finance of Larrain Vial since 1993.
Other directorships: Director of Bata Chile S.A., Cerámica Santiago S.A., Viña Santa Carolina S.A., Senegocia.com and Blanco y Negro S.A.
Date of birth: March 1, 1964

Pedro Vicente M.(2)	Alternate Director to Albert Cussen M.	Has been a member of the board of directors since April 2004. Principal occupation: Director of Capital Consulting Services S.A.
Other directorship: Colbún S.A; Campos Chilenos S.A.
Date of birth: August 11, 1951

(1)	Salvador Said S. is the cousin of Gonzalo Said H.

(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,045.
Senior Executives

Jaime García R.	Chief Executive Officer	Mr. Jaime García has been employed by the Company since 1977, as head of the research-studies department. In 1978, he was appointed general manager of Embotelladora Talca (today part of Embonor S.A.). In 1979, Mr. García was appointed general manager of Embotelladora Concepción (part of Embonor S.A.). In 1983, he became financial manager of Andina, a position he held until 1987, when he was appointed general manager of ISASA (a subsidiary of Andina). In 1990, Mr. García was appointed general manager of Andina, a position he held until 1993, when he became our chief executive officer.
Date of birth: November 24, 1953

Michael Cooper A.	Chief Operating Officer	Mr. Michael Cooper has been employed by the Company since May 2000, as chief operating officer. In 1989, Mr. Cooper was the chief executive officer of Inchcape Coca-Cola bottling operations, with businesses in Chile, Peru and Russia. In 1999, Embonor S.A. bought Inchcape Chilean and Peruvian bottling operations and Mr. Cooper became chief executive officer of the consolidated entity.
Date of birth: May 15, 1948

Osvaldo Garay A.	Chief Financial Officer	Mr. Osvaldo Garay has been employed by the Company since 1997, as controller of Andina. Mr. Garay was appointed as our chief financial officer on October 31, 2002. Prior to joining Andina, he held a similar position with Grupo Claro.
Date of birth: April 20, 1948

Pedro Pellegrini R.	Chief Legal & Communications Officer	Mr. Pedro Pellegrini has been employed by the Company since June 1995, as chief legal & communications officer of Andina. From 1986 to 1992, Mr. Pellegrini worked at Carey & Cia., the largest law firm in Chile. From 1992 to 1995, Mr. Pellegrini served as a vice president of Citibank, N.A., and Citicorp-Chile and was in charge of legal corporate matters.
Date of birth: January 13, 1965

Raúl Ramírez V.	Chief Technical Officer	Mr. Raúl Ramirez has held the position of chief technical officer, reporting directly to the chief operating officer since 1996. Mr. Ramirez held the position of deputy manager of operations from August 1969 until August 1995. In 1995, Mr. Ramirez was promoted to corporate manager of engineering, a position he held until December 1996. In January 1997, Mr. Ramirez was transferred to our operations in Argentina, Cordoba, Edasa, as technical manager until July 2000.
Date of birth: July 24, 1944

German Garib N.	Chief Information Officer	Mr. Germán Garib has been employed with the Company since 1998, as chief information officer. Prior to Andina, he was the marketing manager of IBM Chile. Date of birth: August 28, 1961

Renato Ramírez F.	General Manager of Chilean Soft Drink Operation	Mr. Renato Ramírez has been employed with the Company since 1979, as general manager of Chilean soft drink operations. Mr. Ramírez began working as head of the budget and costs department and, in 1980, was appointed planning assistant manager. From January 1988 to August 1990, he was the commercial manager of Embotelladora Williamson Balfour. From September 1990 to October 1992, Mr. Ramírez served as marketing manager for Telephone Company of Chile. In August 1993, he returned to Andina as commercial manager, a position he held until 1997.
Date of birth: July 27, 1952

Carlos A. Lohmann	General Manager of Río de Janeiro Refrescos Ltda.	Mr. Carlos Lohmann has been employed with the Company since August 1997, as general manager of Refrescos, our Brazilian subsidiary. He began his professional career in 1970 at IBM Brazil and throughout his approximately 25-year career at IBM, served in different positions, including human resources manager, commercial operations support manager, branch office operations manager, director of customer services in Brazil and in New York, director of customer financing and general manager of IBM Leasing. In 1992, he was appointed general manager of the PC Company, a joint venture between IBM and Machline Group, in Sáo Paulo, Brazil, and in 1995 he was appointed general manager of the PC Company in Florida, United States.
Date of birth: October 20, 1945

Alejandro A. Feuereisen	General Manager of Edasa	Mr. Alejandro Feuereisen has been employed as general manager of Embotelladora del Atlántico S.A. From September 1995 to July 1998, Mr. Feuereisen was a commercial manager of Embotelladora del Atlántico S.A. From 1993 to 1995, he was a sales manager at Andina and, from 1981 to 1992, an officer at Citibank, Santiago de Chile. During the last three years, Mr. Feuereisen was vice president of the International Financial Institutions Group. From 1977 to 1980, he served as financial analyst at Leasing Andino S.A., a subsidiary of Banco de Chile.
Date of birth: May 19, 1953

Cesar Vargas P.	General Manager of Vital S.A. and Vital Aguas S.A.	Mr. César Vargas has been employed with the Company since 1978 as general manager of Vital S.A. Mr. Vargas began working as project engineer and head of electric maintenance. In 1985, he was appointed head of the juice division plant of Industrial Sud Andina S.A. in Santiago, a former subsidiary of Andina, where he was subsequently promoted to deputy production manager of the juice and mineral water division. In 1992, Vital S.A. was created and Mr. Vargas was appointed operations manager, a position that he held until 1998, when he was appointed general manager.
Date of birth: May 26, 1957
     The majority shareholders’ agreement for the election of directors is contained in Inversiones Freire S.A.’s Shareholder Agreement and further explained on Item 7 “Major Shareholders and Related Companies”. In addition, pursuant to the terms and conditions of the Deposit Agreement, if no instructions are received by The Bank of New York, as depositary, it shall give a discretionary proxy to a person designated by the chairman of the board of directors of Embotelladora Andina with respect to the shares or other deposited securities that represent the ADRs.
     Directors and alternate directors are paid an annual fee for attendance to meetings of the board of directors. The total compensation paid to each director or alternate director during 2005, which was approved by our shareholders, was as follows:

Compensation
(millions of Ch$)(1)
Juan Claro G.	82
Gonzalo Said H.	73
Salvador Said S.	63
Arturo Majlis A.	63
José Antonio Garcés S. Jr.	64
Alberto Hurtado F. (2)	20
José Antonio Garcés S. Sr. (2)	20
José Said S. (2)	20
Glenn Jordan S.	40
Albert J. Cussen M.	43
Pedro A. Vicente M.	16
Manuel E. Bezanilla U.	16
Jorge Hurtado G.	16
Ernesto Bertelsen R.	12
José D. Eluchans U.	12
José M. Barros V.	12
Patricio Parodi G.	12

(1)	The amounts paid to each director and director’s alternate for attendance at board meetings varies in accordance with the position held and the time period during which such position was held.

(2)	Member of the board of directors until April 2005.
     For the year that ended on December 31, 2005, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$3,109 million of which Ch$2,523 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “ — Employees.”
Board Practices
     Our board of directors has regularly scheduled meetings at least once a month, and extraordinary meetings are convened when called by the chairman or when requested by one or more directors. The quorum for a meeting of the board of directors is established by the presence of an absolute majority of its regular directors, without taking alternate directors into consideration, unless regular directors are absent. Resolutions are passed by the affirmative vote of an absolute majority of those directors present at the meeting, with the chairman determining the outcome of any tie vote.
1. Executive Committee
     Company management is counseled by an executive committee comprised of five members, three of which are board members; the chairman of the board who participates by his or her own right, and the chief executive officer of the Company. This committee meets permanently throughout the year and it normally holds an average of two monthly sessions. As counselor to the board of directors, the executive committee proposes company policies in accordance with the results for the respective periods that have been disclosed in the annual reports. On April 26, 2005, Juan Claro González (chairman of the board),

José Antonio Garcés Silva, Arturo Majlis Albala, Gonzalo Said Handal, Salvador Said Somavía were appointed members of the executive committee.
2. Directors’ Committee
     By resolution approved at the regular shareholders’ meeting held on April 17, 2001, and in accordance with the requirements of the new article 50 bis of the Chilean Public Company Law No. 18,046 in addition to Law N° 19,705, we established a directors’ committee whose purpose has been the strengthening and self-regulation of the Company, exercising more control over management’s activities.
     By resolution approved at the regular shareholders’ meeting held on April 19, 2005, and by resolution of the board of April 26, 2005, Mr. Juan Claro (chairman), Mr. Albert Cussen and Mr. Gonzalo Said Handal were appointed as members of the directors’ committee.
     The main responsibilities of the directors’ committee are:
•	to examine the reports of external auditors and account inspectors of the balance sheets and other financial statements presented by the administrators or our liquidators of the Company to the shareholders and to take a position on such reports before they are presented to shareholders for their approval;

•	to propose the external auditors and the private risk rating agencies to the board, which are suggested at the shareholders’ meeting. In the event of disagreements with the directors’ committee, the board may make its own suggestion and both shall be submitted to consideration of the shareholders;

•	to review information regarding operations as referred to by articles 44 and 89 of law 18,046 or the Chilean Public Company Law and to create a report concerning those operations to be sent to the chairman of the board;

•	to examine the remuneration and compensation plans of senior managers and executives; and

•	any other matter specified in the Company’s bylaws or required by a regular shareholders’ meeting or by the board of directors.
     The directors’ committee has examined several contingencies arising from the Company’s different operations and has followed internal procedures in order to comply with the new regulations imposed by the Sarbanes-Oxley Act of 2002 of the United States.
3. Audit Committee
     On July 26, 2005, the board of directors agreed that in order to comply with the requirements of the New York Stock Exchange or NYSE and the Securities and Exchange Commission or SEC, it was necessary to establish an audit committee before July 31, 2005, so as to comply with the requirements of the Sarbanes-Oxley’s Act of 2002. On July 26, 2005, Mr. Juan Claro González (chairman), Mr. Albert Cussen Mackenna and Gonzalo Said Handal were elected as members of the audit committee. Our board of directors determined that Mr. Juan Claro González and Mr. Albert Cussen Mackenna comply with the independence standards set forth in the Sarbanes-Oxley Act of 2002, SEC and NYSE regulations.
     The resolutions, agreements and organization of the audit committee are governed, when applicable, by the rules relating to board meetings and to the Company’s directors’ committee. Since its creation, the sessions of the audit committee have been held with the directors’ committee, since some of the functions are very similar and the members of both of these committees are the same.
     The duties and responsibilities of the audit committee are defined in the audit committee charter, which is available to all interested parties through our website. Further, the audit committee is responsible for analyzing the Company’s financial statements; supporting the financial supervision and rendering of accounts; ensuring management’s development of reliable internal controls; ensuring compliance by the audit department and external auditors with their respective roles; and reviewing of auditing practices.
     Mr. Albert Cussen Mackenna has been appointed by the board of directors as our “financial expert” as defined in the listing standards of the NYSE and the Sarbanes-Oxley Act of 2002.
Employees
     On December 31, 2005, we had approximately 4,606 employees, including 1,052 in Chile, 2,100 in Brazil, and 1,454 in Argentina. Of these employees, 126 were temporary employees in Chile and 300 in Argentina. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.
     On December 31, 2005, 524, 219, and 950 of our employees in Chile, Brazil and Argentina, respectively, were members of unions.
     The following table represents a breakdown of our employees for the years ended December 31, 2005, 2004 and 2003:

	2005
	Chile			Brazil			Argentina
			Non-			Non-			Non-
	Total	Union	Union	Total	Union	Union	Total	Union	Union
Executives	23	—	23	74	2	72	40	—	40
Technicians and professionals	407	154	253	1,008	89	919	241	—	241
Workers	469	370	99	1,018	128	890	894	734	160
Temporary workers	153	—	153	—	—	—	279	216	63

Total	1,052	524	528	2,100	219	1,881	1,454	950	504

	2004
	Chile			Brazil			Argentina
			Non-			Non-			Non-
	Total	Union	Union	Total	Union	Union	Total	Union	Union
Executives	21	—	21	70	2	68	38	—	38
Technicians and professionals	387	155	232	947	85	862	217	—	217
Workers	482	338	144	994	125	869	845	675	170
Temporary workers	126	—	126	—	—	—	300	279	21

Total	1,016	493	523	2,011	212	1,799	1,400	954	446

	2003
	Chile			Brazil			Argentina
			Non-			Non-			Non-
	Total	Union	Union	Total	Union	Union	Total	Union	Union
Executives	21	—	21	66	1	65	38	—	38
Technicians and professionals	382	156	226	835	60	775	188	—	188
Workers	483	331	152	541	118	423	780	608	172
Temporary workers	124	—	124	—	—	—	341	326	15

Total	1,010	487	523	1,442	179	1,263	1,347	934	413

Management verifies that it has good relations with its employees. For example, in Chile, Andina received two awards from independent organizations in 2003 highlighting our labor relations and the positive effects they have on our business. Andina has been awarded the “2005 National Quality Award” granted by the Ministry of Economy of the Chilean Government through the area of “Chile Calidad” (“Chile Quality”) every year. The process began in the year 2003 with an ambitious Quality Project enabling the unique achievement in Latin America of the four most relevant certifications in terms of quality (ISO). This award is framed within the philosophy of the company’s performance associated with the search of “excellence” aimed towards increasing the value contributed by all the parties involved with the business: clients, employees, suppliers and shareholders.
     Chilean law requires that employees dismissed without cause be entitled to severance pay equal to one month’s salary for every year of employment. We have made the required provisions for labor-related expenses according to approved accounting regulations. In addition, we contribute to a national health insurance system of government and privately operated facilities. We do not contribute to pension funds because employees are subject to mandatory contributions to such funds or, for certain older employees, government-sponsored pension funds.
     In Chile, 72% of employees are affiliated to a labor union. Besides a four-day strike in June 1997, we have not experienced work stoppages in the last 20 years. On June 1, 2005, the Company executed new collective bargaining agreements with Unions No. 1 and No. 2, representing workers and administrative personnel. These collective bargaining agreements expire June 1, 2007. On August 1, 2004, the Company signed a new collective bargaining agreement with Union No. 3, mainly representing sales personnel, which expires on August 1, 2006.

     In Brazil, collective bargaining agreements are negotiated on an industry-wide basis. Individual companies can therefore negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Refrescos, there are five collective bargaining agreements currently in force: (1) three agreements for employees in the State of Rio de Janeiro; (a) the Drinking Industry Employees’ Union agreement from October 1, 2005 to September 30, 2006; (b) the Salesmen Union agreement from October 1, 2005 to September 30, 2006; (c) the “Stack Machine” Operator Union agreement from May 1, 2005 to April 30, 2006; and (2) two agreements for employees in the State of Espírito Santo: (a) the Nourishment Union agreement from July 1, 2005 to June 30, 2006; (b) the Salesmen Union agreement from December 1, 2005 to November 30, 2006. Such agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Refrescos experienced its most recent work stoppages in January and October 1990, for eight days in each instance.
In Argentina, Edasa’s employees are parties to collective bargaining agreements and 65.5% of them are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Waters (Federación Argentina de Trabajadores de Aguas Gaseosas) are parties to collective bargaining agreements that expired in April 1997, but continue to be in effect until renegotiated. On March 31, 2005 the Chamber and the Federation entered into a one-year term collective agreement, increasing the minimum wage. This agreement has been extended until June 30, 2006.
     Argentine law requires severance payments upon dismissal without cause, in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts.
     On January 6, 2001, the Argentine government, as a result of the Argentine economic crisis, enacted Law 25,561 which is designed to seriously limit dismissals of employees by employers for 180 days. Employers, however, can still dismiss their employees if they are willing to compensate the employee with twice the regular severance payment. The effects of these limits were extended until the end of December 2004.
     On December 15, 2004, the Argentine government approved law 25,972 that forces employers to increase the quantity of regular severance payments for dismissals as long as the unemployment rate of Argentina is higher than 10%. Consequently, between January 1, 2005 and November 30, 2005, the quantity of regular severance payments for dismissals increased by 80%. As of December 1, 2005, this increase of regular severance payments for dismissals was reduced and fixed at 50%. However, the employer will be exempted from crediting the increase of regular severance payments for dismissals if the date of hiring of the dismissed employee is later than January 2003 and that his/her hiring had implied an increase in the total number of employees that the employer had as of December 31, 2002.
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
     As of December 31, 2005, Edasa had no pension fund liabilities. Employees contribute, on the basis of automatic withholding, to either the privately administered retirement funds or to the government social security system. Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees.
Share Ownership of Directors, Members of the Directors’ Committee and Senior Executives
     The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2005.

	Series A						Series B
	Beneficial	%	Direct	%	Indirect	%	Beneficial	%	Direct	%	Indirect	%
Shareholder	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class
José Antonio Garcés Silva (junior)	—	—	—	—	—	—	—	—	—	—	1,894,183	0.4983
Arturo Majlis Albalá	—	—	—	—	2,150	0.0006	—	—	5,220	0.0014	—	—
Salvador Said Somavía	—	—	—	—	1,150	0.0003	—	—	—	—	3,539,295	0.9311
Gonzalo Said Handal	50,001,651	13.1536	—	—	—	—	15,488,863	4.0745	—	—	5,585,787	1.4694
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2005, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Freire(1)(2)	200,006,603	52.61%	181,469,184	47.74%
The Bank of New York(3)	29,738,064	7.82	49,546,596	13.03
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04
AFPs as a group (Chilean pension funds)	69,588,778	18.31	15,970,135	4.20
Principal foreign mutual funds as a group	3,185,103	0.84	7,473,089	1.97
Executive officers as a group	175,474	0.05	215,327	0.06
Directors as a group(4)	50,004,951	13.15	26,513,348	6.97

(1)	The ownership percentages listed above reflect the voting and economic interests of Andina’s shareholders.

(2)	Freire does not hold either directly or indirectly any Series B shares. The amounts set forth correspond to Series B shares held by other companies, members of the controlling shareholder group, including: Inversiones Newport Ltda., Inversiones HB S.A, Inversiones Mar Adentro Ltda., Inversiones Caburga S.A., Inversiones San Andrés Limitada, and Inversiones Ledimor Chile Ltda.

(3)	Acting as depositary for the ADRs.

(4)	Represents shares to which Gonzalo Said Handal, José Antonio Garcés Silva (junior) , Salvador Said Somavía and Arturo Majlis Albalá would claim direct and indirect.
     Inversiones Freire S.A. holds a controlling interest in Andina. Freire is beneficially owned in equal interests by Alberto Hurtado F., José Said S., José Antonio Garcés S.(senior), and Gonzalo Said Handal, the latter also a Director of Andina. Pursuant to an agreement among partners, dated May 29, 1992, which shall remain in effect for so long as Freire is in existence, each partner in Freire shall not, dispose of his pro rata portion of his shares of stock, unless in accordance with the previously mentioned Agreement.

     At an extraordinary shareholders’ meeting held on September 30, 1996, our shareholders approved the Reclassification whereby each outstanding share of common stock was replaced by one newly issued Series A share and one Series B share. Series A shares have full voting power and are entitled to elect six of seven regular and alternate directors. Series B shares have no voting power besides the power to elect one regular and one alternate director and are entitled to a dividend equal to 10% more than any dividends received by Series A shareholders. The Reclassification was consummated on April 27, 1997. See “Item 4. Information on the Company — Part A. History and Development of the Company — History.” The Company’s major shareholders do not have different voting rights from those granted by the ownership of Series A shares and Series B shares.
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
     The total number of registered ADR holders Andina had at December 2005 was 25 (12 in the Series A ADRs and 13 in the Series B ADRs). At December 31, 2005, the ADRs represented 10.4% of the total number of our issued and outstanding shares. The Bank of New York, as depositary, is the only U.S. shareholder of record.
Related Party Transactions
     In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 6 to our Consolidated Financial Statements. Article 89 of the Ley de Sociedades Anónimas (the “Chilean Companies Law”) requires that our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. We are required under Article 89, to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Public Companies Law, provides that any transaction in which a director has a personal interest or is acting on behalf of a third-party, must be previously approved by the board of directors, which will do so only when it has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market.
     Pursuant to an amendment introduced to the Chilean Public Companies Law in December 2000, if the proposed transaction involves material amounts, the board of directors must previously declare that such transaction is consistent with conditions prevailing in the market. If it is not possible to reach such a judgment, the board of directors may appoint two independent evaluators. The evaluators’ final conclusions must be presented to the shareholders’ and directors’ for their consideration for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board of directors to call a shareholders’ meeting to resolve the matter by a majority of two-thirds of the issued voting shares. For the purposes of this regulation, the Chilean Public Companies Law provides that the amount of a proposed transaction will be material when it exceeds UF 2,000 and is greater than 1% of the company’s paid in capital and reserves. In all cases, a transaction is considered material when it exceeds UF 20,000. Our directors’ committee is charged with evaluating transactions with related parties and to report on these transactions to the full board of directors. See “Item 6. Directors, Senior Management and Employees — Directors’ Committee.”
     All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. However, the violation of Article 44 does not affect the validity of the transaction. Such a violation will grant the business entity, the shareholders or interested third parties the right to be indemnified for damages, and force the director involved in the transaction to make reparations to the business entity in an amount equivalent to the benefits that would have been derived for the business entity, absent negotiations by such director, his relatives, or his representatives, that do not imply other administrative or criminal sanctions.
     Our management believes, to the best of its knowledge, that it has complied, in all material respects with Article 89 and Article 44 of the Chilean Public Company Law in all transactions with related parties. There can be no assurance, however, that the aforementioned regulations will not be modified in the future.
Bottler Agreements
     In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. We are a party to the following bottler agreements: (i) with respect to the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company (the “Chilean Bottler Agreement”), which was extended for a term of five years as of January 18, 2003; (ii) with respect to the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil with The Coca-Cola Company as an intervening party (collectively, the “Brazilian Bottler Agreement”), which is due to expire on April 2, 2008; (iii) with respect to the Argentine territory, bottler agreements, between Edasa and The Coca-Cola Company (the “Argentine Bottler Agreements”), which are due to expire on December 10, 2006; (iv) with respect to the Chilean territory, a Juice Bottling Agreement was subscribed on December 31, 1998, with Minute Maid International due to expire on December 31, 2008, renewable for a new 7- year period. This agreement was terminated on December 22, 2005 and on that same date a Juice Bottling Agreement was subscribed between Vital S.A. and The Coca-Cola Company for the production, processing, and bottling of products under the brands Andina Frut, Andina Hi-C, Kapo, DASANI (purified water version) which will expire on December 31, 2015; and (v) with respect to the Chilean territory, a Water Manufacturing and Packaging Agreement was subscribed on that same date between The Coca-Cola Company and Vital Aguas S.A. (formerly VA S.A.1) for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue and DASANI (purified water version).
     Bottler Agreements are renewable upon request by the bottler at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their

[1]	VASA was incorporated by means of a public deed dated June 14, 2005, before the Notary Public of Santiago, Mr. Cosme Gomila Gatica and through this instrument Embotelladora Andina S.A.’s water business category was restructured. Accordingly, VASA which later modified its legal name to Vital Aguas S.A., currently has the following shareholders: Andina, Embonor and Polar, directly or through their respective subsidiaries, each respectively holding a 56.5%, 26.4% and 17.1% ownership interest. This company will develop the business of processing, producing and bottling Vital Chanqueahue Mineral Water and other waters and products, of whatever nature in accordance with the terms of the agreements that VASA opportunely convenes with TCCC.

expiration, and even if they are renewed, we cannot assure you that the agreements will be renewed on the existing terms.The Bottler Agreements provide that we will purchase our entire requirement of concentrates and beverage basis for Coca-Cola soft drinks and other Coca-Cola beverages from The Coca-Cola Company and other authorized suppliers. Although under the Bottler Agreements The Coca-Cola Company, in its sole discretion, may set the price of concentrates and beverage basis, among other terms, we set the price of products sold to retailers at our discretion, subject only to certain price restraints.
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
PET Contracts
     Envases CMF produces returnable PET bottles pursuant to agreements with The Coca-Cola Company, which we refer to as the PET Contracts, which transfer The Coca-Cola Company’s license to manufacture such bottles using non-proprietary technology provided by Continental PET Technologies Inc., which we refer to as Continental, today known as Graham Packaging Company Inc.. Multipack leased molds from The Coca-Cola Company for returnable PET bottles in the distinctive bottle shapes used for Coca-Cola soft drinks. In May 1995, Multipack obtained the license from Continental to produce non-returnable PET bottles with a high content of recycled material using “multilayer” technology developed by Continental. Multipack has transferred all of such rights to Envases CMF pursuant to the Cristalerías joint venture described below.
     The PET Contracts expire in July 2007 and are automatically renewable for two additional years at the option of Envases CMF. The Coca-Cola Company may terminate the PET Contracts prior to that date if (i) Envases CMF is unable to produce bottles meeting contract specifications, (ii) Envases CMF breaches contract obligations, or (iii) PET bottle production has an adverse impact on The Coca-Cola Company’s trademarks, trade dress or reputation, or exposes The Coca-Cola Company to a material risk of liability. There can be no assurance that the PET Contracts will be renewed following the two-year renewal option.
     On June 29, 2001, through our respective subsidiaries, Multipack and Crowpla Reicolite S.A., we and Cristalerías de Chile S.A. signed a series of contracts forming a joint venture for the development of a PET production facility in Chile through the formation of Envases CMF S.A. We contributed the assets necessary to further the development of the joint venture from Multipack. Our subsidiary Andina Inversiones Societarias S.A. holds a 50% stake in the joint venture while Cristalerías de Chile S.A. retains the other 50% interest.

     EDASA produces returnable PET bottles in accordance with an agreement with C-C Argentina, which we refer to as the Argentine PET Agreement, which sublicensed to Edasa the C-C Argentina license to manufacture the PET bottles using non-proprietary technology provided by Continental Pet Technologies Inc., today known as Graham Packaging Company Inc. The Argentine PET Agreement expires in December, 2006. There can be no assurance that the Argentine PET Agreement will be renewed after the expiration date.

Transactions with related companies
Other transactions with related companies are outlined in the following table:

			For the year ended December 31,
			2005				2004				2003
					Effect on				Effect on				Effect on
					income				income				income
					(charge)				(charge)				(charge)
Company	Relationship	Transaction	Amount		credit		Amount		credit		Amount		credit
			(millions of Ch$)
Envases Central S.A.	Equity	Sales of raw materials and supplies	Ch$	1,003	Ch$	—	Ch$	722	Ch$	29	Ch$	1,235	Ch$	117
	Investee	Finished product purchases		13,791		—		12,998		—		14,743	—

Coca-Cola de Chile S.A.	Shareholder Related	Concentrate purchases		40,838		—		38,072		—		36,390	—
		Collection of advertising participation		2,846		(2,846)		1,784		(1,784)		2,963	(2,963)
		Water source rental		1,506		(1,506)		1,415		(1,415)		1,369	(1,369)
		Sales of advertisement		3,191		—		2,412		—		2,419	—
		Others		—		—		—		—		586	—

Coca-Cola de Argentina S.A.	Shareholder Related	Concentrate purchases		—		—		—		—		14,599	—

SPBR S.R.L.	Shareholder Related	Concentrate purchases		20,094		—		17,561		—		—	—

Envases del Pacífico S.A.	Director in common	Purchase of raw materials		780		—		876		—		998	—

Recofarma Industrias do Amazonas Ltda.	Shareholder Related	Concentrate purchases		29,537		—		26,542		—		18,326	—
		Payment of advertising participation		3,128		(3,128)		3,796		(3,485)		4,179	(4,179)
		Other		426		—		276		—		780	—

Envases CMF S.A.	Equity	Container purchases		15,904		—		13,898		—		13,959	—
	Investee	Sale of raw materials		—		—		52		—		1,347	—
		Services rendered		—		—		130		—		295	—

Centralli Refrigerantes S.A.	Equity investee	Finished product purchases		—		—		—		—		900	—

Envases Italprint S.A.	Director in common	Raw material purchases		—		—		—		—		9	—

Embonor S.A.	Shareholder related	Sale of shares		3,039		—		—		—		—	—

Embotelladora Coca Cola Polar S.A.	Shareholder related	Sale of shares		1,964		—		—		—		—	—

Inmobiliaria y Constructora el Golf S.A.	Shareholder in common	Real estate purchase		16		1,811		—		—		—	—

Inversiones Caburga S.A.	Shareholder	Real estate sale		1,024		—		—		—		—	—

Iansagro S.A.	Director in common	Sugar purchase		12,182		—		10,432		—		—	—

ITEM 8. FINANCIAL INFORMATION
     See “Item 18 — Financial Statements” for our Consolidated Financial Statements filed as part of this annual report.
Legal Proceedings
     The Company is part of certain legal proceedings that have arisen during the normal course of business, none of which affects the Company’s financial condition, neither individually nor in the aggregate. The following is a summary of the main proceedings to which the Company and its subsidiaries are a party:
     Embotelladora Andina S.A. (Chile)
     As of December 31, 2005, Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions for potential loss contingencies stemming from these lawsuits amount to ThCh$74,314. The Company considers it unlikely that the contingencies that are not provisioned for will adversely affect the results of the Company in a material manner.
     Vital S.A. (Chile)
     As of December 31, 2005, the Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. Contemporaneously with this claim, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The Company’s legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.
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
     Additionally, there are legal proceedings relating to Refrescos for labor and tax lawsuits, and in accordance with generally accepted accounting principles, the respective accounting provisions have been made. These provisions amounted to ThCh$6,614,257 at December 31, 2005, which correspond principally to judicial proceedings regarding PIS and COFINS taxes.
     Embotelladora del Atlántico S.A. (Argentina)
     Due to the employee restructuring at the Company’s Cordoba plant in Argentina during the first half of 1999, Edasa was sued by former employees requesting indemnification for alleged job-related diseases. In accordance with generally accepted accounting principles, provisions amounted to ThCh$1,752,274 at December 31, 2005, mainly corresponding to restructuring related lawsuits.

Provisions
     In accordance with accounting principles, the provisions regarding legal proceedings must be recorded if said procedures are reasonably probable to be resolved against the Company. Management believes that the constituted provisions reasonably cover the risk exposures.
Dividend Policy
     Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with Chilean GAAP, unless otherwise provided for by a unanimous vote of the Series A shareholders. If there is no net income in a given year, we are not legally required to distribute dividends from retained earnings. At the annual meeting of shareholders held in April 2005, the shareholders authorized the board of directors to distribute, at its discretion, interim dividends during July and October 2005 and January 2006. A U.S. holder of Series A or Series B ADSs may effectively be required to receive a cash dividend, in the absence of a registration statement in effect pursuant to the Securities Market Law of Chile or an effective exemption from the requirement for registration according to that law. Series B shareholders will be entitled to a dividend equal to 10% more than any dividend declared for holders of the Series A shares.
     During 2003, 2004, and 2005, the respective shareholders’ meetings approved extraordinary dividend payments to be paid from retained earnings fund in light of significant cash generation. There can be no assurance that dividend payments will be available in the future.
     The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of ADSs, on each of the respective payment dates:

		Fiscal Year with	Series A		Series B
	Date	Respect to which	Ch$ per		Ch$ per
	Dividend	Dividend was	Share	US$ per	Share	US$ per
Year	Paid	Declared	(nominal)	share	(nominal)	share
2006	January 26	2005	4.80	0.00907	5.28	0.00998
	April 27	2005	6.48	0.01249	7.13	0.01374
	June 01	Retained earnings	70.00	0.13158	77.00	0.14474

2005	January 27	2004	4.80	0.00819	5.28	0.00901
	April 28	2004	4.80	0.00824	5.28	0.00906
	May 19	Retained earnings	70.00	0.12079	77.00	0.13287
	July 28	2005	4.80	0.00852	5.28	0.00937
	October 26	2005	4.80	0.00878	5.28	0.00966

2004	January 29	2003	4.80	0.00804	5.28	0.00885
	April 29	2003	4.80	0.00768	5.28	0.00845
	May 13	Retained earnings	40.00	0.06225	44.00	0.06847
	July 28	2004	4.80	0.00747	5.28	0.00821
	October 28	2004	4.80	0.00780	5.28	0.00858

2003	January 30	2002	4.80	0.00654	5.28	0.00719
	April 30	2002	4.80	0.00681	5.28	0.00750
	May 15	Retained earnings	45.00	0.06365	49.50	0.07001
	July 29	2003	4.80	0.00684	5.28	0.00752
	October 29	2003	4.80	0.00756	5.28	0.00832
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

	Share Volume		Ch$ per Share
	(in thousands)		Series A				Series B
	Series A	Series B	High		Low		High		Low
2001	15,890	56,229	Ch$	1,650	Ch$	980	Ch$	1,220	Ch$	920
2002	43,783	74,233		1,100		600		900		569
2003	28,270	47,568		1,220		810		1,220		770
2004:
1st Quarter	7,986	13,831		1,250		1,045		1,240		1,040
2nd Quarter	8,066	22,171		1,300		1,110		1,260		1,120
3rd Quarter	7,510	20,380		1,390		1,160		1,245		1,135
4th Quarter	9,958	38,203		1,300		1,181		1,300		1,175
2005:
1st Quarter	14,979	18,829	Ch$	1,300	Ch$	1,135	Ch$	1,370	Ch$	1,166

	Share Volume		Ch$ per Share
	(in thousands)		Series A		Series B
	Series A	Series B	High	Low	High	Low
2nd Quarter	14,372	43,505	1,260	1,125	1,395	1,235
3rd Quarter	5,696	17,605	1,400	1,188	1,505	1,300
4th Quarter	5,591	19,795	1,384	1,050	1,455	1,140
Last six months:
December 2005	3,292	8,498	1,220	1,050	1,280	1,140
January 2006	5,207	6,819	1,170	1,110	1,265	1,180
February 2006	1,991	6,146	1,191	1,130	1,320	1,202
March 2006	1,466	6,188	1,240	1,160	1,330	1,245
April 2006	4,337	17,709	1,240	1,170	1,324	1,280
May 2006	7,264	27,575	1,275	1,150	1,380	1,225

	ADS Volume
	(in thousands)		US$ per ADS
	Series A	Series A	Series A				Series B
			High		Low		High		Low
2001	51,083	47,046	US$	16.50	US$	8.19	US$	12.88	US$	7.10
2002	29,960	51,386		9.90		4.72		8.25		4.81
2003	19,690	54,887		11.07		6.10		11.40		6.05
2004:
1st Quarter	5,588	11,005		12.55		10.40		12.55		10.35
2nd Quarter	7,918	5,651		12.50		10.50		12.30		10.65
3rd Quarter	7,009	4,671		13.24		11.41		12.14		10.85
4th Quarter	15,063	17,523		13.20		11.96		13.59		11.50
2005:
1st Quarter	5,577	15,944		13.29		11.80		14.14		12.15
2nd Quarter	1,732	11,858		13.00		11.50		14.65		12.47
3rd Quarter	1,429	4,743		15.62		12.25		17.00		13.50
4th Quarter	2,665	4,535		15.70		12.15		16.94		13.27
Last six months:
December 2005	1,201	1,862		13.92		12.15		15.10		13.27
January 2006	1,002	2,063		13.79		12.35		14.85		13.35
February 2006	1,015	3,841		13.80		12.90		15.01		13.67
March 2006	1,520	1,638		14.18		12.75		15.04		13.90
April 2006	1,045	495		14.47		13.35		15.49		14.37
May 2006	648	1,232		14.65		12.61		16.10		13.75

Sources: Santiago Stock Exchange Official Quotations Bulletin and New York Stock Exchange.
     On December 31, 2005, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,179 per share (US$13.80 per Series A ADR), and Ch$1,220 for the Series B shares (US$14.28 per Series B ADR). At December 31, 2005, there were 9,956,344 Series A ADSs (equivalent to 29,738,064 Series A shares) and 8,257,766 Series B ADSs (equivalent to 49,546,596 Series B shares). Andina’s ADSs represented at such date 10.4% of the total number of our issued and outstanding shares.
     On April 7, 1997, we completed the Reclassification of our common stock into Series A and Series B shares. See “Item 4. Information on the Company — Part A. History and Development of the Company — Reclassification of Capital Stock.” At that date, we amended the existing depositary agreement with Citibank N.A. relating to the ADR program for the common stock so as to cover the Series A shares and entered into a new depositary agreement with Citibank regarding the Series B shares. As of April 7, 1997, we had registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, (i) the Series A shares in the form of Series A American Depositary Shares (the “Series A ADSs”), each representing six Series A shares, with the Series A ADSs in turn evidenced by Series A American Depositary Receipts (“Series A ADRs”) and (ii) the Series B shares in the form of Series B American Depositary Shares (the “Series B ADSs”), each representing six Series B shares, with the Series B ADSs in turn evidenced by Series B American Depositary Receipts.

          The Santiago Stock Exchange, established in 1893, is the principal equities exchange in Chile. The Chilean securities markets are substantially smaller, less liquid, and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$136,374 million as of December 31, 2005 and an average monthly trading volume of US$1,733 million in 2005. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2005, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 96.8% and 100.0% of such trading days, for Series A and Series B shares respectively.
          Pursuant to the terms of the Shareholders’ Agreement dated September 5, 1996 (the “Agreement”), among Inversiones Freire Ltda. and Inversiones Freire Dos Ltda. (together, the “Freire Shareholders”), the Company and the other parties thereto, none of the shareholders, party to the Agreement, may transfer Series A shares of the Company they hold unless it involves:
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
The Yankee Bonds
          Our 7.00% Notes due 2007, 7 5/ 8% Notes due 2027 and 7 7/ 8 Notes due 2097 are not listed on any stock exchange or other regulated market. Trading in these notes takes place primarily in the over-the counter market and, accordingly, we are not able to obtain reliable information on trading in these notes.
Debt Securities
          The Chilean Central Bank is responsible, inter alia, for the monetary and exchange control policies of Chile. The Chilean Central Bank has authorized Chilean issuers to offer bonds in Chile and abroad under the terms of “Chapter XIV” and “CNCI,” respectively. The following paragraphs lay out certain rules of the Central Bank regarding bond issuances on international markets denominated in a currency other than Chilean pesos. This summary does not intend to be complete and one must refer to the provisions in Chapter XIV in relation to debt issues.
          Effective April 19, 2001, the new Compendium eased restrictions on certain foreign exchange transactions as described above. The new Chapter XIV, therefore, simplifies the procedure to register capital contributions, investments and foreign loans greatly. The Chilean Central Bank provides that payments or remittances of funds, to or from Chile, that arise or generate from credits secured abroad should be made through the Formal Exchange Market. For this purpose, when the foreign currency from loans or investments or capital contributions is made available to the beneficiary in the country, the intervening bank should issue the pertinent “Form” and request information from the debtor, investor or capital contributor, as the case may be, that all of these must provide pursuant to Chapter XIV.
          Payments or remittances of foreign currency as capital, interest, adjustments, profits and other benefits originating in the transactions regulated under Chapter XIV shall be reported to the Chilean Central Bank in the following way: (i) if the pertinent currency represents a remittance made from Chile, the intervening Formal Exchange Market bank should issue the above form; (ii) the issuer or borrower should inform the Chilean Central Bank if the foreign currency used to make the pertinent payments is sourced from credit transactions for which the foreign currency has been used directly abroad or if the corresponding payment obligation is fulfilled abroad using funds other than those indicated in Chapter XIV.
          Any change in the terms of the transaction, substitution of the debtor or creditor, total or partial assignments of credits or rights regarding investments or capital contributions must be reported to the Chilean Central Bank within 10 days after formalization.
          Likewise, in the case of foreign loans obtained through the placement of convertible bonds, the issuer shall inform the Chilean Central Bank in the same manner and term mentioned above, of any increase or decrease in their registered amount as a result of the conversion of convertible bonds denominated and payable in Chilean pesos, for other convertible bonds denominated and payable in foreign currency or shares, as applicable, acquired by foreign investors with proceeds that had entered Chile under the terms of Chapter XIV.
          According to Chapter XIV, the Chilean Central Bank established that, credits relating to acts, agreements or contracts which create a direct obligation of payment or remittance of foreign currency abroad by persons domiciled or residing in Chile, that exceed on an individual basis the sum of US$100,000 or the equivalent in other foreign currencies, absent any special rule in the CNCI, shall be reported to the Chilean Central Bank by the obligor either directly or through a Formal Exchange Market entity using the forms contained in the CNCI, within 10 days from formalization.
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
          In February 1999, with authorization from the Chilean Central Bank, we accessed the proceeds of the sale of bonds by Andina to Chile, subject to the exchange regulations governing at that time.
          The Chilean Central Bank unilaterally decides whether to grant authorizations for international bond offerings, and although other authorizations of the Central Bank have never been cancelled once issued, the Chilean Central Bank did request that lenders renegotiate the terms of their loans during the renegotiation of the foreign debt of Chile in the eighties.
          We cannot give any assurance that the Chilean Central Bank will impose no future restrictions applicable to the holders of debt securities, nor can we make any evaluation of the duration or impact of those restrictions, if imposed.

ITEM 10. ADDITIONAL INFORMATION
Memorandum and Articles of Association
Register and Entry Number
An abstract of the Company’s bylaws is registered on page 768, No 581 of the Santiago Registry of Commerce (Registro de Comercio del Conservador de Bienes Raíces ) of 1946, and was published in the Official Daily Newspaper issue No 20,413 dated March 25, 1946. The Chilean Treasury Department, upon Decree No 1,364 of March 13, 1946, which is registered on page 770 No 582 of the Santiago Registry of Commerce of 1946, approved the Company’s bylaws.
Material Contracts
          On October 17, 2005, Andina, Vital, Coca-Cola Embonor S.A. or Embonor and Embotelladoras Coca-Cola Polar S.A. or Polar entered into a letter of intent to carry out the transactions described below in order to re-structure production and packing of products in the business categories of Waters, Juices and Non-Carbonated Beverages, licensed by TCCC in Chile.
          On December 22, 2005, the contracts and documents were signed to implement the above referred letter of intent, resulted in the following:
          a) In the category of Water, Andina, Embonor (through its subsidiary, Embonor S.A.) and Polar have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A., originally incorporated under the name of VA S.A., which will conduct the business of the processing, production and bottling of the Vital de Chanqueahue Mineral Water and other water and products, according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC.
          The equity interests of Embonor and Polar in Vital Aguas S.A. were acquired by purchase from Andina and its subsidiary, Andina Inversiones Societarias S.A., at the prices equivalent to 178,430 Unidades de Fomento and 115,574 Unidades de Fomento, respectively. Said amounts were adjusted and paid during January 2006.
          In addition, Andina, Vital, Embonor and Polar agreed to the respective contracts and authorizations with TCCC to produce, bottle and sell the product named “Dasani.”
          b) In the category of Juices and Non-carbonated Beverages, contracts were signed whereby Embonor and Polar have become the holders of the rights to acquire products from Vital S.A. under the brands “Kapo,” “Andina Nectar,” “Andina H-C,” “Andina Frut,” and other brands, according to the terms of the contracts agreed upon by each bottler and TCCC. The right to purchase these products from Vital S.A. will be at the prices and under the conditions applicable to volumes and maximum periods determined by the parties that will last, in all cases, until December 31, 2015.
          Embonor and Polar agreed to pay to Andina’s subsidiary, Vital S.A., advances for the aforementioned rights, equal to 196,486 Unidades de Fomento (UF) and 51,981 Unidades de Fomento (UF), respectively. Said amounts were adjusted and paid during January 2006.
          In addition, Andina, Vital, Embonor and Polar have agreed to the respective contracts and authorizations with TCCC to produce, bottle and sell these products at their respective plants.

          On August 10, 2004, Refrescos entered into an agreement with Recofarma Industria do Amazonas Ltda. or Recofarma, Refrigerantes Minas Gerais Ltds. or RMG and Companhia Mineira de Refrescos S.A. or CMR, and together with Recofarma and RMG, the Counterparties, pursuant to which the parties agreed to swap franchise territories for the production and distribution of Coca-Cola brand soft drinks. Pursuant to the terms of this transaction, which was approved by the respective votes of the shareholders of the companies, Refrescos sold its equity stake in a newly-formed company named Franquia 2299-Atendimento Personalisado Ltda., to which it had previously contributed all of the assets, production and distribution rights for Coca-Cola soft drinks in the territory denominated Governador Valadares in the State of Minas Gerais, to the Counterparties. In consideration for this transfer, Refrescos received all of the Counterparties’ equity interest in Zohhal Industria de Refrigerantes Ltda. or Zohhal, which owned all of the assets, production and distribution rights for Coca-Cola soft drinks in the territory known as Nova Iguaçú in the State of Rio de Janeiro.
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
          In March 2000, we finalized negotiations with the Coffin Group for the acquisition of a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Río de Janeiro and Minas Gerais, which was serviced by the Coffin Group through Perma. Total control of the Perma franchise license was assumed by Refrescos for a total cost of US$74.5 million.
          The franchise authorizes the production, sale, and distribution of products under The Coca-Cola Company trademark in the above-mentioned territories, which have a population of 8.8 million inhabitants, representing a 70% increase in the volume of operations.
          Refrescos entered into an agreement with Kaiser in December 1993 for the exclusive representation of the Kaiser and Heineken beers in Refrescos’ operating territory. The duration of said agreement was five years, with the possibility of renewal. In November 1998, that term was extended to December 27, 2000, renewable for two years. On December 19, 2000, Refrescos exercised its contractual rights to request the renewal of the agreement through March 31, 2003. Without prejudice to the foregoing, on March 19, 2002, The Coca-Cola Company, Kaiser, Molson and the Association of Brazilian Producers of Coca-Cola soft drinks (of which Refrescos is a member) executed a memorandum of understanding and an agreement with a term of 20 years. This agreement establishes the general principles and obligations applied by Kaiser and the distributors thereof to the distribution of beers produced or imported by Kaiser through the Coca-Cola distribution system with a term of 20 years and renewable for another 20-year period. On May 30, 2003, Kaiser and its distributors (including Refrescos) executed a new twenty-year distribution agreement which is renewable for another twenty-year period.
          In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. We are a party to the following bottler agreements: (i) with respect to the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company (the “Chilean Bottler Agreement”), which was extended for a term of five years as of January 18, 2003; (ii) with respect to the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil with The Coca-Cola Company as an intervening party (collectively, the “Brazilian Bottler Agreement”), which is due to expire on April 2, 2008; (iii) with respect to the Argentine territory, bottler agreements, between Edasa and The Coca-Cola Company (the “Argentine Bottler Agreements”), which are due to expire on December 10, 2006; and a Juice Bottling Agreement was subscribed on December 31, 1998, with Minute Maid International until December 31, 2008 renewable for a new 7-year period.

This agreement was terminated on December 22, 2005 and on that same date, a Juice Bottling Agreement was subscribed between Vital S.A. and The Coca-Cola Company for the production, processing, and bottling of products Andina Frut, Andina Hi-C, Kapo and DASANI (purified water version) which will expire on December 31, 2015. A Water Manufacturing and Packaging Agreement was subscribed on that same date between The Coca-Cola Company and VA S.A. for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the formats Vital, Chanqueahue, Vital de Chanqueahue and DASANI (purified water version) (the Chilean Bottler Agreement, the Brazilian Bottler Agreement, the Argentine Bottler Agreements and the Vital Bottler Agreements, collectively, the “Bottler Agreements”). Bottler Agreements are renewable upon request by the bottler at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration, and even if they are renewed, we cannot assure you that the agreements will be renewed on the existing terms.
Foreign Investment and Exchange Controls in Chile
          The Chilean Central Bank is responsible, among other things, for setting monetary policies and exchange controls in Chile. Equity investments, including investments in shares of stock by non-resident persons and entities, are generally subject to various exchange control regulations restricting both the repatriation of their investments from Chile and the earnings accrued thereon. Registration of foreign investments in Chile, including investments in shares of common stock of Chilean companies, give investors access to the Chilean Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974, as amended, or with the Chilean Central Bank under the Central Bank Act and Chapter XIV of the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales or CFER) of the Chilean Central Bank.
          On April 16, 2001, the Chilean Central Bank agreed that, effective April 19, 2001, prior foreign exchange restrictions would be eliminated and that a new CFER would be enacted. The main purpose of these amendments, as declared by the Chilean Central Bank, is to ease the free flow of capital to and from Chile and to foster foreign investment.
          The Chilean Central Bank deleted Chapter XXVI of the CFER, which regulated the issuance and placement of ADRs by Chilean corporations. Pursuant to the new rules, it is no longer necessary to first seek the Chilean Central Bank’s approval to issue ADRs, nor to enter into a foreign investment contract with the BCC. The issuance of ADRs is now regarded as an ordinary foreign investment and simply requires that the Chilean Central Bank be informed of the transaction, pursuant to Chapter XIV of the CFER, and that the transaction be conducted exclusively through the Formal Exchange Market. The new rules do not derogate the existing Foreign Investment Contract or FIC entered into between Andina and the Chilean Central Bank.
          In the case of Andina, the ADR mechanism was subject to: (a) an agreement entered into between Andina, The Bank of New York (in its capacity as depositary for the shares represented by the ADSs) and the Chilean Central Bank, pursuant to Article 47 of the Central Bank Act, under Chapter XXVI, Title I of the CFER (which, as stated, remained in force until April 18, 2001) governing the issuance of ADSs by Chilean corporations, and; (b) the FIC, which grants the depositary and holders of ADRs access to the Formal Exchange Market. Banco de Chile had acted as custodian since December 31, 2002. On May 5, 2003, Banco Santander Chile replaced Banco de Chile as custodian, as requested by The Bank of New York pursuant to an amendment of Chapter XII (in accordance with Title I of the CFER), which applies to our ADRs.
          Under Chapter XIV of the CFER, if the funds to purchase the common shares underlying the ADSs are brought into Chile, the depositary must deliver, on behalf of foreign investors, an annex providing information on the transaction to the Formal Exchange Market entity involved, together with a letter instructing such entity to deliver the foreign currency or the equivalency in pesos, on or before the date the foreign currency is brought or is to be brought into Chile.
          If foreign investors do not invest funds in Chile to purchase the common shares underlying the ADSs, the depositary, on behalf of the foreign investors, must provide the annex and letter, mentioned above, to the Chilean Central Bank directly or through the Formal Exchange Market entity within ten days following the date on which payment is made. Repatriation of amounts received with respect to deposited common shares or common shares withdrawn from deposits on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising therefrom) need be made through the Formal Exchange Market. The Formal Exchange Market entity intervening in the repatriation must provide certain information to the Chilean Central Bank on the following banking business day.
          Furthermore, Chapter XIV of the CFER provides that payments and remittances of funds from Chile are governed by the rules in effect at the time payments or remittances are made. Therefore, any changes made to Chilean laws and regulations after the date hereof may affect foreign investors who have acquired ADSs. We cannot give any assurance that new regulations of the Chilean Central Bank or further legislative changes to the current foreign exchange control regime in Chile will not affect our ability to remit foreign currency to make the relevant payments.
          Under Chapter XXVI and the FIC, the Chilean Central Bank agreed to grant to the depositary, on behalf of Series A and Series B ADR holders, and to any investor not residing nor domiciled in Chile who withdraws Series A shares or Series B shares upon surrender of Series A or Series B ADRs, which we refer to as the Withdrawn Shares, Formal Exchange Market access to convert Chilean pesos into U.S. dollars (and to remit those dollars outside Chile) with respect to Series A and Series B common shares represented by Series A and Series B ADSs or Withdrawn Shares, including amounts received as:
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
          The guarantee of Formal Exchange Market access under the FIC will extend to the participants of the ADS offering if the following requirements are met: (1) the funds to purchase the Series A shares or Series B shares underlying the ADSs are brought into Chile and converted into Chilean pesos through the Formal Exchange Market; (2) the purchase of the underlying Series A shares or Series B shares is made on a Chilean stock exchange; and (3) within five business days from the conversion of the funds into Chilean pesos, the Chilean Central Bank is informed that the funds thus converted were used to purchase the underlying Series A shares or Series B shares.

          Chapter XXVI provides that Formal Exchange Market access in connection with dividend payments is conditioned to our certifying to the Chilean Central Bank that a dividend payment has been made and that any applicable tax has been withheld. We agreed to provide this certification. Chapter XXVI also provides that Formal Exchange Market access in connection with the sale of Withdrawn Shares, or distribution thereon, is conditioned upon receipt by the Chilean Central Bank of (1) a certificate by the depositary or custodian, as the case may be, that the Series A shares or Series B shares have been withdrawn in exchange for delivery of the appropriate ADRs, and (2) a waiver of the benefits of the FIC with respect to ADRs (except in connection with the proposed sale of the Series A shares or Series B shares) until the Withdrawn Shares are re-deposited.
          Chapter XXVI and the FIC provide that an entity or person who brings foreign currency into Chile to purchase Series A shares or Series B shares pursuant to the FIC must convert that foreign currency into Chilean pesos on the date of entry into Chile, and must invest in Series A or Series B shares within five banking business days in order to receive the benefits of the FIC. If that entity or person does not invest in Series A or Series B shares within that period, it can access the Formal Exchange Market to reacquire foreign currency, provided that the request is submitted to the Chilean Central Bank within seven banking business days of the initial conversion into pesos. Series A shares or Series B shares acquired as described above may be deposited in exchange for ADRs and the entity or person will receive the benefits of the FIC, subject to: (1) receipt by the Chilean Central Bank of a certificate from the depositary that the Series A or Series B shares have been deposited and that the related ADRs have been issued; and (2) receipt by the custodian of a declaration from the person making the deposit waiving the benefits granted by the FIC with respect to the deposited Series A or Series B shares.
          FEM access under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access needs the Chilean Central Bank’s approval on a request submitted to that end through a banking institution established in Chile. The FIC provides that if the Chilean Central Bank has not acted upon the request within seven banking days, the request is deemed to have been granted.
          Under current Chilean law, the Chilean Central Bank cannot unilaterally change the FIC. Judicial precedent (although not binding on future judicial decisions) also established that the FIC cannot be annulled by future legislative changes. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, to the disposition of underlying Series A or Series B shares, or to the repatriation of proceeds from their disposition, will not be imposed in the future; nor can there be any assessment of the duration or impact of any restrictions that might be imposed. If for whatever reason, including changes in the FIC or Chilean law, the Depositary is prevented from converting Chilean pesos into U.S. dollars, the investors shall receive dividends or other payments in Chilean pesos, which shall subject the investors to exchange rate risks. It cannot be assured that the CFER, as amended, or any other exchange regulation will not be amended in the future, or that if new regulations are enacted that they shall have no material bearing on Andina or the holders of the ADS.
          No assurance can be given that Andina will be able to purchase U.S. Dollars in the Informal Exchange Market at any time in the future, nor that any such purchase will be for the amounts necessary to pay any sum due under any of its debt instruments. Likewise, it is not possible to guarantee that changes to the regulations of the Chilean Central Bank or other legislative changes relating to exchange controls will not restrict nor impair Andina’s ability to purchase U.S. Dollars in order to make payment on its debt instruments.
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
          Under Chilean law, all matters regarding taxation such as tax rates (including tax rates applicable to foreign investors), the computation of taxable income for Chilean purposes, the manner in which Chilean taxes are imposed and collected, and others thereof, may only be imposed or amended by a law enacted by Congress. In addition, the SII is empowered to issue rulings and regulations of either general or specific application, and to interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but the SII may change said rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.
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

Company taxable income	$100.0
First Category Tax (17.0% of Ch$100)	(17.0)
Net distributable income	83.0

Dividend distributed	83.0

Withholding Tax (35% of the sum of Ch$83.0 dividend plus Ch$17.0 First Category Tax paid)	(35.0)
Credit for First Category Tax	17.0

Net additional tax withheld	(18.0)

Net dividend received	65.0

Effective dividend withholding rate (18.0/83.0)	21.7%

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
          The deposit or withdrawal of shares of common stock in exchange for ADSs is not subject to any Chilean taxes. The tax basis of shares of common stock received in exchange for ADSs will be determined in accordance with the valuation procedure set forth in the deposit agreement, which values shares of common stock at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the withdrawal of the shares of common stock from the depositary. Consequently, the conversion of ADSs into shares of common stock, and the immediate sale of the shares for the value established under the deposit agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders on a Chilean Stock Exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, should this amendment be included in the deposit agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs were sold, will not be subject to taxation.
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

          United States Tax Considerations
          The following discussion summarizes certain U.S. federal income tax consequences of an investment in ADSs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADSs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, investors in pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADSs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders of 10% or more of our voting shares, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADSs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the United States federal income tax consequences to a holder in light of its particular circumstances and does not address the effects of any state, local or non-United States tax laws. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.
          As used herein, the term “U.S. holder” means a holder of ADSs or shares of common stock that is (i) an individual U.S. citizen or resident, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) that is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
          ADSs
          If the obligations contemplated by the deposit agreement are performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for U.S. federal income tax purposes as the owners of the shares of common stock represented by those ADSs. Deposits or withdrawals of shares of common stock by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

          Cash Dividends and Other Distributions
          Cash dividends (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADSs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADSs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our common stock that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income’’ pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.
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
          The Chilean Withholding Tax (net of any credit for the First Category Tax) paid by or for the account of any U.S. holder may be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADSs or shares of common stock generally will be foreign source income and will generally constitute passive income. Further, in certain circumstances, a U.S. holder that (i) has held ADSs or shares of common stock for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares of common stock. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
          Distributions to U.S. holders of additional shares of common stock or preemptive rights with respect to shares of common stock that are made as part of a pro rata distribution to all shareholders of the Company generally should not be subject to U.S. federal income tax.

          To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares of common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the ADSs or shares of common stock), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits generally would not give rise to foreign source income and a U.S. holder generally would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. taxes due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally by treated as a dividend (as discussed above).
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
          Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
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
          We have agreed, subject to specific exceptions and limitations, to pay to the Foreign Holders of Debt Securities additional amounts (“Additional Amounts”) in respect of the Chilean Interest Withholding Tax mentioned above in order that the interest or premium, if any, the Foreign Holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by such Foreign Holder in the absence of such Chilean Interest Withholding Tax. See “Item 9. The Offer and Listing—Debt Securities.” Under Chile’s Income Tax Law and regulations thereunder, payments of principal we make with respect to the Debt Securities to a Foreign Holder will not be subject to any Chilean taxes.

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
          A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to the Debt Securities unless such Debt Securities (i) are located in Chile at the time of such Foreign Holder’s death or (ii) were purchased or acquired with money obtained from Chilean sources.
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
          United States Tax Considerations
          The following summary describes certain U.S. federal income tax consequences of the ownership of Debt Securities by U.S. holders (as defined below) as of the date hereof. Except where noted, it deals only with Debt Securities held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, investors in pass-through entities, persons holding the Debt Securities as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for the alternative minimum tax or holders of Debt Securities whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds our Debt Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our Debt Securities should consult their tax advisors.
          Persons considering the purchase, ownership or disposition of the Debt Securities should consult their own tax advisors concerning the federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
          As used herein, a “U.S. holder” of the Debt Securities means a holder of the Debt Securities that is (i) an individual U.S. citizen or resident, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) that is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons have the authority to control all substantial decision of the trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
          Payments of Interest
          Interest on the Debt Securities will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s method of accounting for tax purposes. In addition to interest on the Debt Securities, a U.S. holder will be required to include in income any Additional Amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. holder. A U.S. holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code, including that the election to deduct or credit foreign taxes applies to all of the U.S. holder’s foreign taxes for a particular year. Interest income, including Chilean taxes withheld therefrom and Additional Amounts on the Debt Securities, generally will constitute foreign source income and generally will be considered passive income, which is treated separately from other types of income in computing the foreign tax credit that may be allowable to U.S. holders under U.S. federal tax laws. A U.S. holder will generally be denied a foreign tax credit for Chilean taxes imposed with respect to the Debt Securities where such a holder does not meet a minimum holding period requirement during which the holder is not protected from risk of loss. The rules governing the foreign tax credit are complex. We urge investors to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
     Market Discount
          If a U.S. holder purchases a Debt Security for an amount that is less than its principal amount, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, the U.S. holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Debt Security as ordinary income to the extent of the market discount that the U.S. holder has not previously included in income and is treated as having accrued on the Debt Security at the time of its payment or disposition.
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
          Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Debt Security, unless the U.S. holder elects to accrue on a constant interest method. A U.S. holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.
     Amortizable Bond Premium
          A U.S. holder that purchases a Debt Security for an amount in excess of its principal amount will be considered to have purchased the Debt Security at a “premium.” The U.S. holder may elect to amortize the premium over the remaining term of the Debt Security on a constant yield method as an offset to interest when includible in income under the holder’s regular accounting method. If the U.S. holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss the holder would otherwise recognize on disposition of the Debt Security.
          Sale, Exchange and Retirement of Debt Securities
          Upon the sale, exchange, retirement or other disposition of the Debt Securities, a U.S. holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued interest, which will be taxable as such if not previously included in income) and the U.S. holder’s adjusted tax basis in the Debt Securities. A U.S. holder’s tax basis in the Debt Securities generally will be the U.S. holder’s cost therefor, increased by market discount previously included in income, and reduced by any amortized premium. Except as described above with respect to market discount, gain or loss realized by a U.S. holder on the sale, exchange, retirement or other disposition of the Debt Securities will generally be capital gain or loss. Gain or loss realized by a U.S. holder on the sale, exchange, retirement or other disposition of the Debt Securities will generally be treated as U.S. source gain or loss. Consequently, a U.S. holder may not be able to claim a credit for any Chilean tax imposed on the sale, exchange, retirement or other disposition of the Debt Securities due to limitations on the foreign tax credit under the Code. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
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
          If the 2097 Debentures are treated as equity for U.S. federal income tax purposes, the potential differences in the U.S. federal income tax treatment to U.S. holders of the 2097 Debentures that would result include (i) payments denominated as interest on the 2097 Debentures (including Additional Amounts) would be reclassified as dividends to the extent paid out of the current or accumulated earnings and profits of the Company (as determined using U.S. federal income tax principles) and (ii) U.S. holders would be required to report such payment amounts as ordinary income when actually or constructively received (instead of accruing such amounts as interest, even if such U.S. holders are accrual method taxpayers). To the extent any such payments exceed such earnings and profits, they would be treated as a return of capital or capital gain (although, as we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. U.S. holders should expect that such payments will generally be treated as dividends). Amounts treated as dividends will not be eligible for the dividends received deduction generally allowed U.S. corporations. In addition, because our 2097 Debentures are not readily tradable on an established securities market in the United States, we do not believe that any amounts treated as dividends currently meet the conditions required for the reduced tax rates that apply to qualified dividend income received by non-corporate U.S. holders. Persons considering the purchase, ownership or disposition of the 2097 Debentures should consult their own tax advisors concerning additional potential tax consequences, including those arising upon a sale, exchange or redemption of the 2097 Debentures, which could result from the treatment of the 2097 Debentures as equity for U.S. federal income tax purposes.

Documents on Display
          We are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, which requires that we file periodic reports and other information with the SEC. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but furnish reports in relation to material events on Form 6-K. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements and short-swing profit disclosure and liability.
          You may read and copy all or any portion of the annual report or other information in our files in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also access these documents through the SEC’s website at http://www.sec.gov. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADSs are listed.
          We also file reports with the Chilean Superintendencia de Valores y Seguros. You may read and copy any materials filed with the SVS directly from its website http://www.svs.cl. The documents referred to in this annual report can be inspected at El Golf 40 Oficina 401, Las Condes, Santiago, Chile. Chilean law may restrict our shareholders’ right of inspection to certain days and times.
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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
303A.01 Independence	Members of the Board of Directors must be independent in their majority.	There is no legal obligation to have a Board of Directors composed mainly of independent members. In addition, according to section 303A regarding Controlled Companies, the requirements of 303A do not apply to our Company.

303A.02 Test of Independence	Members of the Board of Directors must meet the Test of Independence.	No similar legal obligation exists under Chilean law. However, Chilean law defines a director as independent if he is elected by votes of shareholders who are not controlling shareholders or otherwise related to controlling shareholders.

303A.03 Meetings of Non-Management Directors	Non-Management Directors must meet regularly without management of the company.	No similar legal obligation exists under Chilean law. Under Chilean law, the position of director of a corporation is incompatible with the position of manager, auditor, accountant or president of the company. The Non-

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
Management Director does not exist under Chilean law. Directors, however, are required to convene in legally established meetings to resolve matters required by Chilean Corporation Law.

303A.04 Corporate Governance Committee	Listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors and must have a written charter addressing certain matters.	There is no similar legal obligation under Chilean law. In addition, section 303 A regarding Controlled Companies does not apply to our Company. Chilean Andina has a Directors’ Committee whose functions are set by Chilean Corporation Law.

303A.05 Compensation Committee	Listed companies must have a Compensation Committee composed entirely of independent directors, and must have a written charter addressing certain matters.	There is no similar legal obligation under Chilean law. In accordance with Chilean law, the above-mentioned Directors’ Committee is in charge of reviewing management compensation. In addition, section 303 A regarding Controlled Companies does not apply to our Company.

303A.06 Audit Committee
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

•      An Audit Committee was appointed in accordance with the characteristics, composition and faculties established under Item 16-A of this document.
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

303A.07 Internal Audit Function	Listed companies must maintain an Internal Audit Function to	There is no similar obligation under Chilean law. Chilean law requires that

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
	provide management and the Audit Committee with ongoing assessments of the company’s risk management processes and systems of internal control. A listed company may choose to outsource this function to a third party service provider other than its independent auditor.	companies must have both external auditors and an audit department. However, Andina will designate an Audit Committee in accordance with Rule 10 A.3 before July 31, 2005.

303A.08 Voting on Compensation Plans	Shareholders must have the opportunity to vote on compensation plans regarding board members, executives and employees.	Directors’ compensation is annually approved during the Company’s General Shareholders’ Meeting.

303A.09 Corporate Governance	Listed companies must adopt and disclose Corporate Governance Practices.	Chilean Law does not require the adoption of Corporate Governance Practices because they have been established by Chilean Corporate Law.

303A.10 Code of Business Conduct	A company must adopt a Code of Business Conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.	There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Business Conduct that applies to the entire Company, which does not require or prohibit behavior that contravenes Chilean Law. This Code of Business Conduct is available on our website at http://www.koandina.com/ .

303A.11 Summary of Differences	A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE as applicable to U.S. domestic listed companies.	No similar obligation exists under Chilean law.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
303A.12 CEO Certification
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

303A.13 Public Reprimand	The NYSE may issue a Public Reprimand letter to any listed company, regardless of the type of security listed or country of incorporation if it determines the company has violated a NYSE listing standard.	No similar obligation exists under Chilean law, with the exception of sanctions imposed by the Chilean Superintendence of Securities (SVS).
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
          The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2005.

															Estimated
															Fair Market
	Expected Maturity Date														Value
	2006		2007		2008		2009		2010		Thereafter		Total		Total
	(in millions of Ch$)
Interest Earning Assets
Bonds	Ch$	2,565	Ch$	5,412	Ch$	11,662		—		—	Ch$	65,563	Ch$	85,202	Ch$	84,967
Weighted average interest rate		8.25%		7.86%		6.20%		—		—		6.10%		6.29%

Time deposits and credit link	Ch$	34,278	Ch$	3,198	Ch$	5,125		—		—		—	Ch$	42,601	Ch$	43,315
Weighted average interest rate		7.55%		3.96%		6.94%		—		—		—		7.21%

Interest Bearing Liabilities
Long-term debt

Fixed Rate

Bonds	Ch$	12,852	Ch$	28,302	Ch$	4,943	Ch$	1,956	Ch$	3,912	Ch$	62,689	Ch$	114,654	Ch$	127,259
Weighted average interest rate		6.20%		6.66%		6.20%		6.50%		6.50%		6.54%		6.51%

Bank liabilities	Ch$	26,997		—		—		—		—		—	Ch$	26,997	Ch$	26,997
Weighted average interest rate		6.62%		—		—		—		—		—		6.62%		—

Variable Rate

Bank liabilities	Ch$	478	Ch$	455		—		—		—		—	Ch$	933	Ch$	933
Weighted average interest rate		13.26%		13.28%		—		—		—		—		13.26%
Foreign Currency Risk
          At December 31, 2005, our main long-term interest bearing debt is subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. We manage such risk by maintaining cash, deposits, money market mutual funds and bonds in U.S. dollars amounting to Ch$128,497 at December 31, 2005, representing 330% of total long-term U.S. dollar debt at such date. Notwithstanding the aforementioned, our dollar-denominated financial assets are protected against fluctuations in the exchange rate for U.S. dollars by means of a “cross currency swap” hedge agreement. The hedged amount totaled Ch$80,174 at December 31, 2005, with which the ratio of the Company’s dollar-denominated liabilities would amount to 124% .

          The following table summarizes the financial instruments denominated in foreign currencies we held as of December 31, 2005.

	Expected Maturity Date											Estimated
								There-				Fair Market
	2006		2007		2008	2009	2010	after		Total		Value
	(in millions of Ch$)
Assets
US$ denominated:
Cash	Ch$	2,847		—	—	—	—		—	Ch$	2,847	Ch$	2,847
Money market mutual funds		2,278		—	—	—	—		—		2,278		2,278
Time deposit and credit link		29,847		3,198	5,125	—	—		—		38,170		38,884
Bonds		2,565		5,412	11,662	—	—		65,563		85,202		84,967
Foreign currency contracts		719		13,743	15,206	—	—		3,053		32,721		32,721

Liabilities
US$ denominated:
Long-term liabilities:
Bonds		—	Ch$	16,439	—	—	—	Ch$	2,050	Ch$	18,489	Ch$	19,353
Weighted average interest rate		—		7.00%	—	—	—		7.63%		7.07%
Bank liabilities	Ch$	20,500		—	—	—	—		—	Ch$	20,500	Ch$	20,500
Weighted average interest rate		6.51%		—	—	—	—		—		6.51%
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
          Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          The information requested by this item has been previously provided in the annual report for the year 2004. See “Item 4. Information on the Company—Part A. History and Development of the Company.”
ITEM 15. CONTROLS AND PROCEDURES
          The Company’s management under the supervision of the chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company required to be disclosed in the reports that it files or submits under the U.S. Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time frame periods specified in the SEC’s rules and forms, and that such information is gathered and communicated to the Company’s management, including the chief executive officer and the chief financial officer. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective as of the date of such evaluation in ensuring that all material information we are required to disclose in the reports we file under the U.S. Securities and Exchange Act of 1934,as amended, is gathered and communicated to our management, including the chief executive officer and the chief financial officer, in a timely fashion, and that information required to be disclosed in this annual report or our other reports to be filed under the U. S. Securities and Exchange Act of 1934, as amended, is timely recorded, processed, summarized and reported. There have been no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
          We are in the process of further assessing the effectiveness of our internal control over financial reporting in connection with the rules adopted by the SEC under Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will be required in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006. We began a comprehensive review of our internal controls in 2005 and have identified areas of focus for strengthening our internal controls. A number of processes and systems are currently being changed in order to bring our internal controls into compliance with best practices in the industry. We expect to complete this process by the end of 2006, but we cannot provide assurance that we will be able to do so. Section 404 of the Sarbanes-Oxley Act will require that our management provide an assessment of the Company’s internal control over financial reporting and that our external auditors provide an attestation report with respect to management’s assessment. See “Item 3—Key Information—Risk Factors—We are currently reviewing our internal controls for the first time pursuant to the Sarbanes-Oxley Act of 2002, and if we identify any material weaknesses or significant deficiencies in our internal controls, the price of our ordinary shares and ADSs could be adversely affected”.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Our board of directors has determined that Mr. Albert Cussen Mackenna is our “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has also determined that

Mr. Cussen Mackenna is an “independent director” as defined in Section 303 A.02 of the NYSE’s Listed Company Manual.
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

	Year Ended December 31,
	2005			2004
						% of Total
Services rendered	Fees		% of Total Fees	Fees		Fees
			(amounts in millions of Ch$)
Audit fees (1)		245	89		236	77%
Audit-related fees (2)		16	6		30	10
Tax fees (3)		16	5		40	13

Total	Ch$	277	100%	Ch$	306	100%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.
          Directors’ Committee and Audit Committee Pre-Approval Policies and Procedures
          We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by our director’s committee and audit committee. Any service proposals submitted by external auditors need to be discussed and approved by the directors’ committee and audit committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board of directors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
          Not Applicable.
ITEM 16E. PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
          During 2005, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

PART III
ITEM 17. FINANCIAL STATEMENTS
          Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.
ITEM 18. FINANCIAL STATEMENTS
          The following financial statements, together with the report of independent registered accounting firm, are filed as part of this annual report:
ITEM 19. EXHIBITS
          The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.
EXHIBIT INDEX

Item	Description
1.1	English translation of our Bylaws (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F for the fiscal year ended December 31, 1996 and incorporated herein by reference)

8.1	List of our subsidiaries (filed herewith).

12.1	Certification of Jaime Garcia pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Osvaldo Garay pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Jaime Garcia pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certification of Osvaldo Garay pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2006.

EMBOTELLADORA ANDINA S.A.
(ANDINA BOTTLING COMPANY)

/s/ Osvaldo Garay

Osvaldo Garay
Chief Financial Officer
Date: June 30, 2006

EMBOTELLADORA ANDINA S.A.
(ANDINA BOTLING COMPANY)

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
Consolidated financial statements
As of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	Unidades de Fomento (Chilean government inflation-indexed monetary units)
A$	-	Argentine pesos
ThA$	-	Thousands of Argentine pesos
R$	-	Brazilian reals
ThR$	-	Thousands of Brazilian reals
	€-	Euro
Th€	-	Thousands of Euro

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors, of
Embotelladora Andina S.A.
We have audited the accompanying Consolidated Balance Sheets of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related Consolidated Statements of Income and of Cash Flows for each of the three years in the period ended December 31, 2005, all expressed in thousands of constant Chilean pesos of December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
/s/ PricewaterhouseCoopers
Santiago, Chile
June 29, 2006

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in
Thousands of constant Chilean pesos of December 31, 2005)

			At December 31,
ASSETS	Note		2005	2004
			ThCh$	ThCh$
CURRENT ASSETS
Cash			14,412,531	14,324,761
Time deposits	3		25,700,571	7,833,816
Marketable securities	4		14,003,282	16,660,657
Trade accounts receivable (net)	5		34,207,081	32,341,391
Notes receivable (net)	5		11,142,844	10,361,590
Other receivables (net)	5		19,777,487	16,860,558
Accounts receivable from related companies	6a	)	5,587,160	85,029
Inventories (net)	7		17,425,364	21,463,406
Recoverable taxes			9,780,175	5,773,594
Prepaid expenses			1,607,654	1,960,736
Other current assets	9		8,371,365	9,420,072

Total current assets			162,015,514	137,085,610

PROPERTY, PLANT AND EQUIPMENT	10
Land			12,687,024	14,791,171
Buildings and improvements			79,542,528	94,749,077
Machinery and equipment			204,303,414	213,495,853
Other property, plant and equipment			196,549,926	199,205,825
Technical reappraisal of property, plant and equipment			2,014,038	2,014,038
Less: Accumulated depreciation			(355,790,873)	(365,098,691)

Total property, plant and equipment			139,306,057	159,157,273

OTHER ASSETS
Investments in unconsolidated affiliates	11		21,386,070	20,733,308
Investments in other companies			54,570	56,202
Goodwill (net)	12		71,393,139	86,832,454
Long-term receivables			110,473	48,638
Accounts receivable from related companies	6a	)	22,492	34,863
Intangibles (net)			175,850	222,639
Deferred income taxes	8b	)	676,498	—
Long-term investments and other long-term assets	13		130,908,934	196,430,537

Total other assets			224,728,026	304,358,641

Total assets			526,049,597	600,601,524

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2005)

LIABILITIES, MINORITY INTEREST			At December 31,
AND SHAREHOLDERS' EQUITY	Note		2005	2004
			ThCh$	ThCh$
CURRENT LIABILITIES
Short-term bank borrowings	14a	)	27,935,329	18,954,510
Current portion of long-term bank borrowings	14b	)	484,101	1,990,097
Current portion of bonds payable	16		13,684,254	13,760,409
Dividends payable			3,978,869	4,600,639
Trade accounts payable			37,876,730	35,152,154
Notes payable			—	5,180
Other creditors			2,825,697	3,011,134
Amounts payable to related companies	6b	)	8,330,817	10,370,232
Other accrued liabilities	17		631,543	330,627
Withholdings			16,345,028	14,118,908
Income taxes payable			8,691,404	5,094,059
Unearned income			249,206	—
Deferred income taxes	8b	)	711,623	140,643
Other current liabilities			3,017,376	2,697,431

Total current liabilities			124,761,977	110,226,023

LONG-TERM LIABILITIES
Long-term bank borrowings	15		454,501	47,183,445
Bonds payable	16		101,802,194	115,827,434
Other creditors			146,581	170,455
Other accrued liabilities	17		21,115,867	17,559,882
Deferred income taxes	8b	)	—	393,113
Other long-term liabilities			8,214,357	7,868,242

Total long-term liabilities			131,733,500	189,002,571

MINORITY INTEREST	19		1,117,529	53,749

COMMITMENTS AND CONTINGENCIES	25

SHAREHOLDERS’ EQUITY	20
Paid-in capital			197,904,994	197,904,994
Other reserves			(201,145)	15,098,813
Retained earnings from previous years			26,334,355	58,711,421
Net income for the year			56,039,346	41,604,440
Interim dividends			(11,640,959)	(12,000,487)

Total shareholders’ equity			268,436,591	301,319,181

Total liabilities and shareholders’ equity			526,049,597	600,601,524

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2005)

			For the years ended December 31,
			2005	2004	2003
	Note		ThCh$	ThCh$	ThCh$
OPERATING INCOME
Net sales			478,471,736	428,649,371	410,802,664
Cost of sales			(287,394,842)	(262,783,809)	(262,514,754)

Gross profit			191,076,894	165,865,562	148,287,910
Administrative and selling expenses			(113,168,847)	(100,715,605)	(97,635,809)

Operating income			77,908,047	65,149,957	50,652,101

NON-OPERATING INCOME AND EXPENSE
Financial income			28,522,013	24,156,197	32,772,480
Share of gain from unconsolidated affiliates	11		769,536	1,023,865	1,936,370
Other non-operating income	21		7,312,986	847,771	9,674,156
Amortization of goodwill	12		(6,228,916)	(7,186,162)	(7,028,030)
Financial expense			(21,112,171)	(19,829,540)	(21,216,995)
Other non-operating expense	21		(7,738,132)	(6,394,577)	(7,943,459)
Price-level restatement			(570,051)	948,173	1,404,036
Exchange (losses) gains, net			(14,287,093)	(13,021,656)	(42,445,558)

Non-operating (expense) income			(13,331,828)	(19,455,929)	(32,847,000)

Income before income tax expense and minority interest			64,576,219	45,694,028	17,805,101
Income tax expense	8c	)	(8,549,042)	(4,086,815)	(1,072,084)

Income before minority interest			56,027,177	41,607,213	16,733,017
Income attributable to minority interest	19		12,169	(2,773)	(3,261)

Net income			56,039,346	41,604,440	16,729,756

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2005)

	For the years ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	677,672,086	581,976,500	568,688,151
Financial income received	21,228,508	10,506,732	21,392,619
Dividends and other distributions received	1,402,429	3,562,217	—
Collection of other receivables	24,757	25,135	32,920
Payments to suppliers and personnel	(497,206,835)	(427,883,620)	(426,460,054)
Interest paid	(20,010,363)	(17,663,990)	(18,285,439)
Income tax payments	(4,984,176)	(4,385,628)	(5,053,311)
Other expenses	—	(20,145)	(24,652)
VAT and other similar items paid	(81,303,169)	(73,298,118)	(63,526,744)

Net cash provided by operating activities	96,823,237	72,819,083	76,763,490

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from banks	54,681,343	62,253,664	54,825,339
Other financing activities	—	8,507	—
Dividends paid	(72,551,644)	(47,403,265)	(54,166,706)
Payments of loans	(84,572,010)	(48,567,022)	(57,801,839)
Repayments of bonds	(11,679,407)	(11,667,557)	(5,945,053)

Net cash used in financing activities	(114,121,718)	(45,375,673)	(63,088,259)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Proceeds from sales of property, plant and equipment	3,390,445	886,586	986,263
Proceeds from sales of other investments	60,198,268	23,243,235	158,658,437
Additions to property, plant and equipment	(27,395,137)	(26,149,665)	(26,911,695)
Purchases of territory	—	(8,148,051)	—
Permanent investments	(319,501)	(936,440)	—
Purchases of other investments	(24,966,211)	(27,840,655)	(151,645,523)

Net cash used in investing activities	10,907,864	(38,944,990)	(18,912,518)

Net cash flows from operating, financing and investing activities	(6,390,617)	(11,501,580)	(5,237,287)

PRICE — LEVEL RESTATEMENT OF CASH AND CASH EQUIVALENTS	(576,499)	(3,964,578)	(4,404,158)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,967,116)	(15,466,158)	(9,641,445)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	28,116,023	43,582,181	53,223,626

CASH AND CASH EQUIVALENTS AT END OF YEAR	21,148,907	28,116,023	43,582,181

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2005)

	For the years ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$
RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	56,039,346	41,604,440	16,729,756
Income on sales of assets:
Loss (gain) on sale of property, plant and equipment	(249,185)	291,511	(206,822)
Gain on divesture of Vital S.A.	(3,890,351)	—	—
Gain on sale of investments	—	—	(2,033)
(Gain) loss on sale of other assets	(2,161)	(5,444)	(17,845)

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	29,037,017	32,581,390	35,003,748
Amortization of intangibles	324,396	275,711	543,881
Write-offs and provisions	1,629,259	5,031,834	2,490,677
Share of income from unconsolidated affiliates	(769,536)	(1,023,865)	(1,936,370)
Amortization of goodwill	6,228,916	7,186,162	7,028,030
Price-level restatement	570,051	(948,173)	(1,404,036)
Exchange gains (losses), net	14,287,093	13,021,656	42,445,558
Other credits to income that do not represent cash flows.	(2,908,703)	(455,849)	(4,089,224)

Changes in operating assets
Increase in trade accounts receivable	(2,427,314)	(3,234,204)	(6,079,337)
Decrease (increase) in inventories	2,420,870	(2,186,232)	(3,803,992)
Increase in other assets	(28,560,132)	(19,181,828)	(24,518,057)
Changes in operating liabilities
(Decrease) increase in accounts payable related to operating income	(5,698,674)	(7,119,751)	2,258,673
Increase (decrease) in interest payable	12,690,895	7,507,714	(5,350,218)
Increase (decrease) increase in income taxes payable	5,645,867	740,066	(3,958,985)
Increase in other accounts payable related to non-operating income	5,397,433	3,186,888	15,784,250
Increase (decrease) in VAT and other similar items	7,070,319	(4,455,716)	5,842,575
Income attributable to minority interest	(12,169)	2,773	3,261

Net cash provided by operating activities	96,823,237	72,819,083	76,763,490

The accompanying Notes 1 to 28 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005 AND 2004
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
Legal reorganizations and joint ventures:
On December 22, 2005 the production and packaging business of waters, juices and non-carbonated beverages licensed by The Coca-Cola Company (“TCCC”) in Chile was restructured. Vital Aguas S.A. was created with the purpose of developing the process, production and packaging business of Vital Mineral Water and other water and products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Consequently, Vital S.A., a consolidated subsidiary of the Company which prior to the creation of Vital Aguas S.A developed and produced water products for the Company, will focus on juices and non-carbonated beverages. As part of the restructuring Embotelladora Andina S.A., Embonor S.A. and Embotelladora Coca-Cola Polar S.A. have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in the newly formed Vital Aguas S.A. See note 11.
On March 21, 2003, at the general and extraordinary shareholders meetings of both Embotelladora del Atlántico S.A. (EDASA) and Complejo Industrial Pet S.A. (CIPET), the shareholders approved and confirmed a Preliminary Merger Agreement, which was effective as of January 1, 2003. On May 23, 2003, the Final Merger Agreement was signed between EDASA and CIPET and was registered in the Public Register of Commerce in Province of Córdoba on October 14, 2003, pursuant to which CIPET was merged into EDASA to became Edasa’s packaging division.

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
Certain minor reclassifications have been made in the 2003 and 2004 amounts to conform with the 2005 presentation.
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
c) Price-level restatement
The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Chilean Consumer Price Index published by the National Institute of Statistics (the “CPI”), applied one month in arrears, which was 1.0%, 2.5% and 3.6% for the years ended November 30, 2003, 2004 and 2005, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting

F-10

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
Assets and liabilities that are denominated in inflation-indexed monetary units are stated at year-end values. The principal inflation-indexed monetary unit used in Chile is the UF that changes daily to reflect the changes in the CPI. Values for the UF are as follows (historical pesos per UF):

	December 31,
	2005	2004	2003
	Ch$	Ch$	Ch$
Unidades de Fomento (UF)	17,974.81	17,317.05	16,920.00
All amounts in the financial statements and notes are expressed in Chilean pesos of December 31, 2005 purchasing power, unless otherwise stated. For comparative purposes, the 2003 and 2004 financial statements, and the amounts disclosed in the related footnotes, have been restated in terms of Chilean pesos of December 31, 2005 purchasing power. This updating does not change the prior year’s statements or information in any way except to update the amounts to Chilean pesos of similar purchasing power.
d) Assets and liabilities denominated in foreign currencies
Assets and liabilities denominated in foreign currencies were translated into Chilean pesos at the exchange rates reported by the Central Bank of Chile as follows:

	December 31,
	2005	2004	2003
	Ch$	Ch$	Ch$
United States dollars (US$)	512.50	557.40	593.80
Argentine pesos (A$)	169.03	187.11	202.66
Brazilian Real (R$)	222.37	209.99	205.52
Euros (€$)	606.08	760.13	744.95
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
h) Recoverable taxes
Recoverable taxes represent a net receivable related to value-added taxes on purchases and sales and prepayments based on anticipated income tax.
i) Income taxes and deferred income taxes
Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes at January 1, 2000 are recognized in income as the temporary differences are reversed.
Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, some portion or all of the deferred income tax assets will not be realized.
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
Depreciation expense, amounting to ThCh$29,037,017, ThCh$32,581,390 and ThCh$35,003,748 for 2005, 2004 and 2003, respectively, was determined using the straight-line method based on the estimated useful lives of the assets, which are as follows:

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
After January 31, 2001, if the customers does not return the containers for a period of five years from the invoice date, the Company, without any further proceedings, may cash part or all of the deposit. The effect of this operation is recorded in the Company’s operating results.
Considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period this liability of ThCh$7,263,359 and ThCh$6,530,462 at December 31, 2005 and 2004, respectively, is presented in other long-term liabilities in the consolidated balance sheets.
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
n) Goodwill
Until December 31, 2003, the Company classified the cost in excess of book value of the net assets of companies acquired in purchase transactions as goodwill. Effective January 1, 2004, Technical Bulletin No. 72 requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Goodwill generated on acquisitions is amortized on a straight-line basis over 20 years. Amortization of goodwill amounted to ThCh$6,228,916, ThCh$7,186,162 and ThCh$7,028,030 for the years ended December 31, 2005 2004 and 2003, respectively. The Company evaluates the recoverability of goodwill on a periodic basis.
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
p) Staff severance indemnities
The Company has recorded a liability for long-term severance indemnities in accordance with the collective bargaining agreements entered into with its employees in Chile. The indemnity is payable to employees at the rate of one full month’s salary for every year of service with the Company. This liability is shown at the present value of the projected benefits, considering the impacts of inflation, discounted at a rate of 7%. The benefit accrued as of the end of the year considers the average future service period for all employees covered by such agreement. The staff severance indemnities are included in short-term and long-term other accrued liabilities in the consolidated balance sheets. Beginning in 2005 the Company also maintains a separate management retention plan for select executives. A liability is recorded, under the guidance of this plan. This plan entitles certain selected executives to receive a fixed lump sum payment on a pre-determined date upon completion of service.
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

Hedge accounting-Cross-currency swap agreements:

The hedged item and derivative instrument are measured at fair value on the consolidated balance sheets. Unrealized gains and losses are recorded in earnings in financial income or expense in the consolidated statements of income if the net effect is a loss and deferred and recognized when the contract is settled if it is a net gain.
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
NOTE 2 — CHANGES IN ACCOUNTING PRINCIPLES
There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year which could significantly affect the comparability of these financial statements.
NOTE 3 — TIME DEPOSITS
Time deposits at each year-end consisted of the following:

	At December 31,
	2005	2004
	ThCh$	ThCh$
Foreign currency deposits	25,700,571	7,833,816

Total	25,700,571	7,833,816

NOTE 4 — MARKETABLE SECURITIES
Marketable securities at each year-end consisted of the followings:

	At December 31,
	2005	2004
	ThCh$	ThCh$

Bonds Teléfonos de México S.A.	2,565,151	—
Bonds Compañía Manufacturera de Papeles y Cartones S.A.	—	5,779,606
Credit link Enersis	9,160,293	—
Credit link Cemex	—	4,923,605
Money market funds	2,277,838	5,957,446

Total	14,003,282	16,660,657

NOTE 5 — RECEIVABLES
Of the portfolio of receivables at December 31, 2005, 95.7% corresponded to the softdrinks business and 4.3% to the container business. Details of receivables are as follows:

	At December 31,
	2005	2004
	ThCh$	ThCh$

Trade accounts receivable	35,603,368	34,352,379
Allowance for doubtful accounts	(1,396,287)	(2,010,988)

Subtotal trade accounts receivable (net)	34,207,081	32,341,391

Notes receivable	11,531,991	11,828,526
Allowance for doubtful accounts	(389,147)	(1,466,936)

Subtotal notes receivable (net)	11,142,844	10,361,590

Other receivables	19,853,437	16,937,972
Allowance for doubtful accounts	(75,950)	(77,414)

Subtotal other receivables	19,777,487	16,860,558

Total receivables	66,988,796	63,118,877
Total allowance for doubtful accounts	(1,861,384)	(3,555,338)

Total net receivables	65,127,412	59,563,539

Notes receivable consisted primarily of post-dated checks for the purchases of goods and other receivables consisted primarily of advance payments made to suppliers and amounts due from employees.

Gross balances outstanding for 90 days or less were ThCh$65,304,811 and ThCh$58,963,166 at December 31, 2005 and 2004, respectively. Gross balances outstanding for more than 90 days were ThCh$1,683,985 and ThCh$4,155,711 at December 31, 2005 and 2004, respectively.
The Company’s bad debt expense totaled ThCh$587,093 in 2005 ThCh$899,030 in 2004 and ThCh$362,028 in 2003.
NOTE 6 — AMOUNTS AND TRANSACTIONS WITH RELATED COMPANIES
Amounts payable and receivable with related companies correspond to product purchases and sales made on market terms. These balances are generally due within approximately 45 days.
a)	Amounts receivable

	At December 31,
	Short - term		Long - term
Company	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Embonor S.A.	3,039,414	—	—	—
Embotelladora Coca Cola Polar S.A.	1,964,473	—	—	—
Coca Cola de Chile S.A.	559,825	—	22,492	34,863
Centralli Refrigerantes S.A.	23,448	85,029	—	—

Total	5,587,160	85,029	22,492	34,863

b)	Amounts payable

	At December 31,
	Short - term		Long - term
Company	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Envases CMF S.A.	3,834,888	4,159,172	—	—
Recofarma Industrias do Amazonas Ltda.	2,422,475	3,739,389	—	—
SPBR S.R.L	895,299	—	—	—
Envases Central S.A.	843,981	1,102,213	—	—
Envases del Pacífico S.A.	289,970	233,562	—	—
Cican S.A.	44,204	—	—	—
Coca Cola de Chile S.A.	—	582,513	—	—
Coca Cola de Argentina S.A.	—	553,383	—	—

Total	8,330,817	10,370,232	—	—

c)	Transactions with related companies were as follows:

Company	Relation	Transaction	2005	2004	2003
			ThCh$	ThCh$	ThCh$
Envases Central S.A.	Equity investee	Sales of raw materials and
		Supplies	1,002,743	722,331	1,234,686

		Finished product purchases	13,791,158	12,997,297	14,742,909

Coca-Cola de Chile S.A.	Related shareholder	Concentrate purchases	40,837,885	38,072,035	36,389,788

		Collection of advertising
		participation	2,846,149	1,783,636	2,962,970

		Water source rental	1,505,662	1,415,233	1,369,182

		Sales of advertisement	3,190,898	2,412,111	2,419,096

		Others	—	—	585,656

SPBR S.R.L.	Related shareholder	Concentrate purchases	20,094,330	17,560,546	—

Coca-Cola de Argentina S.A.	Related shareholder	Concentrate purchases	—	—	14,599,770

Envases del Pacífico S.A.	Director in common	Purchase of raw materials	780,356	875,698	997,876

Recofarma Industrias do Amazonas Ltda.	Related shareholder	Concentrate purchases	29,537,358	26,541,703	18,325,765

		Payment of advertising
		participation	3,128,398	3,796,172	4,179,414

		Others	426,210	275,557	780,577

Envases CMF S.A.	Equity investee	Container purchases	15,903,837	13,897,947	13,958,606

		Sale of raw materials	—	51,654	1,347,061

		Services rendered	—	130,390	295,236

Embonor S.A.	Shareholder related	Sale of shares	3,039,414	—	—

Embotelladora Coca Cola Polar S.A.	Shareholder related	Sale of shares	1,964,473	—	—

Inmobiliaria y Constructora	Shareholder in
El Golf S.A.	common	Real estate purchase	16,106	1,811,106	—

Inversiones Caburga S.A.	Shareholder	Real estate sale	1,023,777	—	—

Iansagro S.A.	Director in common	Sugar purchase	12,181,560	10,432,092	—

Centralli Refrigerantes S.A.	Equity investee	Finished product purchases	—	—	900,294

			—	—	—

Envases Italprint S.A.	Director in common	Raw material purchases	—	—	9,526

NOTE 7 — INVENTORIES
Inventories at each year-end consisted of the following:

	At December 31,
		2005			2004
	Gross	Obsolescence	Net	Gross	Obsolescence	Net
	value	provision	value	value	provision	value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Finished products	8,268,640	(54,725)	8,213,915	7,524,649	(51,694)	7,472,955
Products in process	139,105	—	139,105	76,907	—	76,907
Raw materials	8,262,378	(95,890)	8,166,488	12,178,562	(179,125)	11,999,437
Raw materials in transit	905,856	—	905,856	1,914,107	—	1,914,107

Total	17,575,979	(150,615)	17,425,364	21,694,225	(230,819)	21,463,406

NOTE 8 — INCOME TAXES AND DEFERRED INCOME TAXES
a)	General:
At December 31, 2005 and 2004, the Company has no accumulated taxable profits with shareholders credit.
b)	Deferred income taxes at each year-end were as follows:

	December 31, 2005				December 31, 2004
	Assets		Liabilities		Assets		Liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary Differences
Allowance for doubtful accounts	235,152	93,456	—	—	447,052	116,192	—	—
Vacation accrual	156,036	—	—	—	123,377	—	—	—
Depreciation of property, plant and equipment	—	—	120,438	4,121,979	—	—	126,440	5,082,176
Staff severance indemnities	39,552	—	38,426	265,873	—	—	5,397	580,917
Provision for assets written-off	134,082	828,958	—	—	166,631	1,030,617	—	—
Provision for labor and commercial lawsuits	—	4,209,886	—	—	—	3,455,073	—	—
Tax loss carryforwards	987,782	8,850,783	—	—	393,556	14,526,290	—	—
Deposits in guarantee	—	—	—	2,618,328	—	—	—	2,753,820
Local bond issue expenses	—	—	—	207,378	—	—	—	206,143
Production expenses	5,496	—	—	—	—	—	—	—
Other	896,563	1,718,798	—	82,990	831,659	2,597,267	—	260,602
Contingency allowance	—	1,716,221	—	—	—	1,576,542	—	—
Social contributions	355,601	2,123,386	—	—	141,681	2,646,227	—	—
Development of containers	—	—	—	—	—	—	—	—
Accrued interest foreign Companies	—	—	3,363,023	—	—	—	2,112,762	—

Others
Complementary accounts, net of Amortization	—	(3,914,861)	—	(3,093,270)	—	(3,889,811)	—	(3,748,210)
Valuation allowance (*)	—	(10,746,851)	—	—	—	(17,316,062)	—	—

Total	2,810,264	4,879,776	3,521,887	4,203,278	2,103,956	4,742,335	2,244,599	5,135,448

Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

(*)The decrease of ThCh$6,569,211 in the valuation allowance between 2005 and 2004 is mainly due to (i) a reversal of ThCh$4,621,111 in tax loss carry-forwards previously included in the allowance due to improved expectation in Argentina and Brazil as these countries experienced an economic recovery during 2005 and 2004, (ii) a translation effect of ThCh$1,948,100 as part of the valuation allowance is denominated in currencies other than the Chilean peso that are translated into Chilean pesos at year-end exchange rates.
c)	Income tax expense for each year was as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Current income tax expense	(8,960,706)	(4,082,771)	(3,214,132)
Tax expense adjustment (previous period)	(156,763)	562,404	675,766
Deferred income tax (expense) benefit over assets or liabilities	(2,955,521)	(1,398,271)	721,375
Amortization of deferred income tax asset and liability complementary accounts	(940,921)	(997,810)	(638,337)
Recoverable tax losses	—	—
Change in valuation allowance	4,621,111	2,072,188	1,527,126
Other charges or credits	(156,242)	(242,555)	(143,882)

Total	(8,549,042)	(4,086,815)	(1,072,084)

d)	Total income (loss) before income taxes and minority interest arising from different geographic sources is as follows:

Year ended	Chilean			The Company
December 31,	and others	Brazil	Argentina	(consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$

2005	51,568,019	8,499,768	4,508,432	64,576,219
2004	39,317,944	6,233,658	142,426	45,694,028
2003	26,249,366	(5,760,138)	(2,684,127)	17,805,101
NOTE 9 — OTHER CURRENT ASSETS
Other current assets at each year-end consisted of the following:

	At December 31,
	2005	2004
	ThCh$	ThCh$

Supplies	4,589,683	3,762,081
Cross currency swap current portion	1,627,431	3,151,427
Other	2,154,251	2,506,564

Total	8,371,365	9,420,072

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists principally of land, buildings, improvements and machinery. Machinery and equipment includes production lines and supporting equipment; sugar processing and liquifying equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile	: Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina	: Buenos Aires, Mendoza, Córdoba, and Rosario
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazú, Espíritu Santo and Vitoria
a)	Principal components of property, plant and equipment at each year-end are as follows:

	Balances at December 31, 2005			Balances at December 31, 2004
			Net property,			Net property,
		Accumulated	plant and		Accumulated	plant and
	Assets	depreciation	equipment	Assets	depreciation	equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Land	12,687,024	—	12,687,024	14,791,171	—	14,791,171
Buildings and improvements	79,542,528	(31,459,675)	48,082,853	94,749,077	(35,248,640)	59,500,437
Machinery and equipment	204,303,414	(156,447,928)	47,855,486	213,495,853	(169,349,661)	44,146,192
Other property, plant and equipment	196,549,926	(167,277,950)	29,271,976	199,205,825	(159,905,126)	39,300,699
Technical reappraisal of property, plant and equipment	2,014,038	(605,320)	1,408,718	2,014,038	(595,264)	1,418,774

Total	495,096,930	(355,790,873)	139,306,057	524,255,964	(365,098,691)	159,157,273

b)	Other property, plant and equipment at each year-end are as follows:

	At December 31,
	2005	2004
	ThCh$	ThCh$

Containers	109,020,038	109,680,495
Refrigeration equipment and other assets	54,015,575	56,006,300
Furniture and tools	3,938,744	4,460,639
Other	29,575,569	29,058,391

Total other property, plant and equipment	196,549,926	199,205,825

c)	Technical reappraisal of property, plant and equipment at each year end was as follows:

	Balances at December 31, 2005			Balances at December 31, 2004
			Net property,			Net property,
		Accumulated	plant and		Accumulated	plant and
	Assets	depreciation	equipment	Assets	Depreciation	equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Land	1,344,922	—	1,344,922	1,346,144	—	1,346,144
Buildings and improvements	188,348	(127,185)	61,163	186,651	(122,796)	63,855
Machinery and equipment	480,768	(478,135)	2,633	481,243	(472,468)	8,775

Total	2,014,038	(605,320)	1,408,718	2,014,038	(595,264)	1,418,774

d)	Depreciation for the period amounted to ThCh$29,037,017 and ThCh$22,879,079 are included, under operating costs and ThCh$6,157,938 under sales and administrative expenses in the income statement.

NOTE 11 — INVESTMENT IN UNCONSOLIDATED AFFILIATES
Investments in related companies and the related direct participation in equity and unrealized results at each year-end were as follows:

		Functional	Ownership(*)									Book value of
Company	Country	Currency	interest		Accrued income			Participation in Equity		Unrealized losses		investment
			2005	2004	2005	2004	2003	2005	2004	2005	2004	2005	2004
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Envases CMF S.A.	Chile	Chilean pesos	50.00	50.00	272,980	226,903	(517,226)	18,161,213	17,963,768	1,104,547	1,175,808	17,056,666	16,787,960
Envases Central S.A.	Chile	Chilean pesos	49.91	49.91	(366,805)	84,251	111,331	2,193,935	2,469,140	220,369	220,369	1,973,566	2,248,771
Kaik Participacoes Ltda.	Brazil	US dollars	11.32	11.32	483,945	587,566	2,404,299	1,301,522	936,124	—	—	1,301,522	936,124
Cican S.A.	Argentina	US dollars	15.20	15.20	379,416	125,145	(62,034)	1,054,316	760,453	—	—	1,054,316	760,453

Total					769,536	1,023,865	1,936,370	22,710,986	22,129,485	1,324,916	1,396,177	21,386,070	20,733,308

(*) Corresponds to the number of shares and rights of Andina over the total shares and rights in each of the companies. This percentage equals the voting right in each of entity, where there are no preferential shares.
1	The main changes that occurred in the reported periods are the following:
•	On December 22, 2005 the production and packaging business of waters, juices and non-carbonated beverages licensed by The Coca-Cola Company (“TCCC”) in Chile was restructured. Vital Aguas S.A. was created with the purpose of developing the process, production and packaging business of Vital de Chanqueahue Mineral Water and other water and products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Consequently, Vital S.A. will focus on juices and non-carbonated beverages.

Accordingly, the Company, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A., which will conduct the business of the processing, production and bottling of the Vital de Chanqueahue Mineral Water and other water and products, according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC.

The equity interests of Embonor and Polar in the newly created Vital Aguas S.A. were purchased from the Company, through its subsidiary, Andina Inversiones Societarias S.A., for 169,306 UF ´s and 109,428 UF ´s, respectively. This sale by the Company of a portion of its ownership in Vital Aguas S.A generated earnings of ThCh$3,890,351 (215,919 UF ´s), which is presented in Other Non-Operating Income in 2005.

•	The equity investee Centralli Refrigerante S.A., Brazil, has negative shareholders ´ equity, which is provisioned in the corresponding proportion on the Company’s records. Ownership is 25%.

•	At the Extraordinary Shareholder’s Meeting of the closed stock corporation, Envases Central S.A., which took place on March 30, 2004, the shareholders approved a resolution to increase the company’s capital to ThCh$4,606,133 (historical Chilean pesos), through an issue of an additional 1,743,555 shares, with no nominal value and of the same previously existing series. Andina subscribed and paid for 929,838 shares for a total contribution of ThCh$879,945 (historical Chilean pesos) holding an ownership interest in Envases Central 49.91%.

•	The investment in Envases Central S.A. is presented net of unrealized income generated in December 1996 related to the sale of property located in Renca. The unrealized income amounted to ThCh$220,339 and will be recognized upon sale of the land to a third party.

•	The investment in Envases CMF S.A. is presented with a 50% reduction in earnings generated from the sale of machinery and equipment of the Company ´s subsidiary Envases Multipack

S.A. which took place in June, 2001, and will be recognized in earnings during the remaining useful life of the assets sold to Envases CMF S.A. The realized amount is ThCh$71,261 for this year.

•	The results recognized by the investment in Envases CMF S.A., are decreased (unrealized) by earnings generated from the sale of bottles that Envases CMF S.A. sells to Andina and that as of the date of closing of the financial statements are considered assets. The amount for this concept as of December 31, 2005 totals ThCh$1,172,465 (ThCh$893,951 and ThCh$1,267,752 as of December 31, 2004 and 2003, respectively).

•	During 2005, Envases CMF S.A. distributed dividends to Andina amounting to ThCh$1,248,000 (ThCh$372,753 during 2004).

•	During 2005, Kaik Participacoes Ltda. distributed dividends to Refrescos amounting to ThCh$150,829.

•	The Company, through its subsidiary Refrescos, has an indirect equity investment (11.32%) in Kaik Participacoes Ltda. (Kaik). Kaik, in turn, had a 33.5% equity investment in Cervejarias Kaiser S.A., which on March 19, 2002 was sold for US$484.5 million to Molson Inc. a Canadian company. As a result of this transaction, Refrescos recognized a gain of US$15 million. Refrescos received a US$15 million dividend as a result of the payment in cash for this sale. The remaining amount of US$5.7 million, was accrued until May 2003, due to certain unresolved contingencies related to the sale of Cervejarias Kaiser S.A. In June 2003, these contingencies were resolved and the provision was reversed. As a result of the resolution of these contingencies, a gain of US$3.22 million was recognized by Refrescos in 2003.
2	Income available to be remitted by subsidiaries abroad which have not been taxed in Chile amount to US$186.3 million. The Company does not have any current plans to remit such income to Chile.

3	The investment in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where The Company holds an indirect ownership of 11.32% and 15.2%, respectively, have been accounted for under the equity method, as described in Note 1 l), because we have the right to designate a director at each company.

NOTE 12 — GOODWILL
Goodwill at each year-end and the amortization during each year were as follows:

	At December 31,
	2005		2004		2003
	Amortization	Goodwill	Amortization	Goodwill	Amortization	Goodwill
	during the year	balance	during the year	balance	during the year	balance
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	3,414,723	43,183,996	3,569,011	51,974,728	3,724,500	51,612,811
Embotelladora del Atlántico S.A.	2,685,025	27,563,299	3,025,388	34,082,714	3,303,530	40,519,665
Vital S.A.	129,168	645,844	516,675	775,012	—	1,292,709
Envases Central S.A.	—	—	75,088	—	—	—

Total	6,228,916	71,393,139	7,186,162	86,832,454	7,028,030	93,425,185

Accumulated amortization was ThCh$85,422,126 and ThCh$79,193,210 at December 31, 2005 and 2004, respectively.

NOTE 13 — OTHER LONG-TERM ASSETS
Other assets at each year-end were as follows:

	At December 31,
	2005	2004
	ThCh$	ThCh$

Long-term investments
Bonds:
Celulosa Arauco S.A.	11,667,149	13,128,102
Enap S.A.	9,168,967	10,447,993
Endesa S.A.	7,806,071	8,858,910
Soberano Chile	7,374,607	8,341,357
Petróleos Mexicanos	7,281,238	13,480,595
Compañía Manufacturera de Papeles y Cartones S.A.	7,085,623	5,090,039
Teléfonos de México S.A.	6,852,357	8,450,532
Codelco	5,265,521	5,972,364
Soberano México	4,794,416	11,254,319
Scotiabank Sud Americano	4,305,747	2,940,937
Federal Home Loan Bank (FHLB)	2,569,144	—
Brasil Telecom S.A.	2,097,851	—
Raytheon Company	2,085,723	—
International Paper Company	2,050,000	—
Altria Group	1,185,225	—
Alcoa Inc.	1,047,797	—
Banco Santander Santiago S.A.	—	8,143,208
Time deposits-Deutsche Bank AG	—	47,574,012
Credit link Enersis	—	11,902,195
Credit link Endesa	5,125,000	5,958,347
Credit link GMAC	1,660,500	1,870,991
Credit link Ford	1,537,500	1,732,399
Cross currency swap receivable	27,315,999	18,580,627

Subtotal long-term investments	118,276,435	183,726,927

Others
Judicial deposits (Brazil)	4,150,826	3,796,170
Bond issuance expense and par value difference	3,276,948	3,639,114
Prepaid expenses	1,697,462	1,620,514
Non-operating assets	910,783	947,556
Recoverable taxes	44,212	50,703
Others	2,552,268	2,649,553

Subtotal others	12,632,499	12,703,610

Total	130,908,934	196,430,537

NOTE 14 — SHORT-TERM BANK BORROWINGS
a)	Short-term bank borrowings were as follows:

	At December 31,
	Currency or indexation adjustment
	Dollars		Other foreign currencies		Non-Indexed Ch$		Total
	2005	2004	2005	2004	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Dexia Bank Belgium	21,011,358	—	—	—	—	—	21,011,358	—
Banco Rio	—	—	2,751,805	—	—	—	2,751,805	—
Banco BBVA Francés	—	—	1,834,122	—	—	—	1,834,122	—
Banco Chile	—	—	—	—	1,426,355	12,310,682	1,426,355	12,310,682
Banco HSBC Roberts	—	—	911,689	—	—	—	911,689	—
Banco Estado	—	—	—	—	—	6,643,772	—	6,643,772
Banco Itaú	—	—	—	56	—	—	—	56

Total	21,011,358	—	5,497,616	56	1,426,355	18,954,454	27,935,329	18,954,510

Principal due	20,500,000	—	5,070,910	56	1,426,355	18,917,360	26,997,265	18,917,416

Weighted average annual interest rate							6.62	3.28

At December 31, 2005 and 2004, the Company had approximately Ch$103,223 million and Ch$110,129 million, respectively, available through short-term lines of credit. The aggregate outstanding amount of these lines of credit at December 31, 2005 and 2004 was approximately Ch$6,253 million and Ch$22,814 million, respectively.
b)	Current portion long-term bank borrowings:

	At December 31,
	Currency or indexation adjustment
	US dollars		Other foreign currencies		Total
Bank	2005	2004	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Banco Santander	—	—	323,419	309,717	323,419	309,717
BankBoston	—	—	160,682	168,078	160,682	168,078
Banco Itaú	—	—	—	359,944	—	359,944
Dexia Bank Belgium	—	1,152,358	—	—	—	1,152,358

Total	—	1,152,358	484,101	837,739	484,101	1,990,097

Principal due	—	46,197,312	478,275	741,063	478,275	46,938,375

Weighted average annual interest rate					13.26%	9.95%

NOTE 15 — LONG-TERM BANK BORROWINGS
Long — term bank borrowings were as follows:

		At December 31,
		Current year end			Prior year end
				Average		Average
		Years to maturity	Total long	annual	Total long	annual
			term at	interest	term at	interest
Bank	Currency	2007	year end	rate	year end	rate
		ThCh$	ThCh$	%	ThCh$	%

Banco Itaú	Other	—	—	—	14,935	13.50
Banco Boston	Other	13,112	13,112	13.68	167,596	15.56
Banco Santander	Other	441,389	441,389	13.27	803,602	15.60
Dexia Bank Belgium	US dollars	—	—	—	46,197,312	6.51

Total		454,501	454,501	13.28	47,183,445	6.70

The Company partially prepaid its obligation with Dexia Bank Belgium on December 22, 2005 (due August 16, 2006). No gain or loss was recorded regarding this transaction.
NOTE 16 -BONDS PAYABLE
1	Details of bonds payable are as follows:

							Next			Placement
Instrument subscription or		Nominal		Interest		Interest	Amortization	Par value		in Chile
identification number	Series	value	Currency	rate	Maturity date	paid	period of capital	2005	2004	or abroad
				%					ThCh$	ThCh$

Current portion of bonds payable
Yankee bonds	A	32,076,000	US$	7.000	October 1, 2007	Half yearly	Oct. 2007	287,682	324,149	Foreign
Yankee bonds	B	4,000,000	US$	7.625	October 1, 2027	Half yearly	Oct. 2027	39,078	44,032	Foreign
Register 254 SVS June 13, 2001	A	1,650,000	UF	6.200	June 1, 2008	Half yearly	June 2006	13,002,920	13,038,331	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half yearly	Dec. 2009	354,574	353,897	Chile

Total current maturities								13,684,254	13,760,409

Long — term portion of bonds payable
Yankee bonds	A	32,076,000	US$	7.000	October 1, 2007	Half yearly	Oct. 2007	16,438,950	18,522,812	Foreign
Yankee bonds	B	4,000,000	US$	7.625	October 1, 2027	Half yearly	Oct. 2027	2,050,000	2,309,866	Foreign
Register 254 SVS June 13, 2001	A	1,650,000	UF	6.200	June 1, 2008	Half yearly	June 2007	16,806,447	28,615,040	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half yearly	Dec. 2009	66,506,797	66,379,716	Chile

Total long term								101,802,194	115,827,434

Accrued interest included in current portion of bonds payable on the consolidated balance sheets amounted to ThCh$832,265 and ThCh$932,977 at December 31, 2005 and 2004, respectively.
2	Scheduled maturities of the long-term bonds payable at December 31, 2005 were as follows:

							Total long
		Years to maturity					term at
	Series	2007	2008	2009	2010	Thereafter	year end
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Yankee Bonds	A	16,438,950	—	—	—	—	16,438,950
Yankee Bonds	B	—	—	—	—	2,050,000	2,050,000
Register 254 SVS June 13, 2001	A	11,863,375	4,943,072	—	—	—	16,806,447
Register 254 SVS June 13, 2001	B	—	—	1,956,083	3,912,166	60,638,548	66,506,797

Total		28,302,325	4,943,072	1,956,083	3,912,166	62,688,548	101,802,194

The Company’s restrictions regarding the issue of bonds are set forth in Note 25.
3 Risk classification of bonds of the Company currently outstanding is as follows:
BONDS ISSUED IN THE US MARKET
A-   :       Rating issued by Fitch Ratings
BBB+ :   Rating issued by Standard & Poor’s
BONDS ISSUED IN THE LOCAL MARKET
AA   :   Rating issued by Fitch Chile
AA   :   Rating issued by Feller & Rate
4 Bond repurchases.
During 2000, 2001 and 2002, the Company repurchased bonds it issued in the U.S. market through its subsidiary, Abisa Corp S.A.(formerly Pacific Sterling), for a total amount of US$314 million of the US$350 million aggregate principal amount issued. The bonds purchased by Abisa Corp S.A. have not been canceled and remain outstanding. Consequently, corresponding asset and liability have been eliminated on consolidation.
5 Bonds issued by Rio de Janeiro Refrescos Ltda. (“Refrescos”).
The Company ´s subsidiary Refrescos issued bonds for US$75 million maturing in December 2007 which requires semiannual interest payments. At December 31, 2005 and 2004, all such bonds were owned by the Company ´s subsidiary Abisa Corp S.A. (formerly Pacific Sterling). Consequently, corresponding asset and liability have been eliminated on consolidation.
NOTE 17 — OTHER ACCRUED LIABILITIES
Other accrued liabilities at each year-end consisted of the following:

	At December 31,
	Short-term		Long-term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Staff severance indemnities	557,061	187,893	4,912,572	2,627,145
Contingency provisions	74,347	79,652	8,218,899	7,835,125
Contingency provision-Brazilian banking taxes	—	—	7,984,396	5,836,432
Others	135	63,082	—	1,261,180

Total	631,543	330,627	21,115,867	17,559,882

NOTE 18 — STAFF SEVERANCE INDEMNITIES
Movements in the provision for staff severance indemnities were as follows:

	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Beginning balance	2,717,423	2,561,084	2,885,442
Provision for the period	2,988,269	491,204	548,480
Payments	(236,059)	(237,250)	(808,811)

Ending balance	5,469,633	2,815,038	2,625,111

NOTE 19 — MINORITY INTEREST

	For the period ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Equity of minority shareholders of
Vital Aguas S.A.	1,099,917	—	—
Embotelladora del Atlántico S.A.	17,555	—	—
Andina Inversiones Societarias S.A.	57	53,749	51,093

Total	1,117,529	53,749	51,093

Proportional participation included in consolidated statements of income of
Vital Aguas S.A.	13,629	—	—
Embotelladora del Atlántico S.A.	(1,458)	—	—
Andina Inversiones Societarias S.A.	(2)	(2,773)	(3,261)

Total	12,169	(2,773)	(3,261)

NOTE 20 — SHAREHOLDERS’ EQUITY
a) The movements in shareholders’ equity of the Company during each of the three years ended December 31, 2005 were as follows:

			Retained
			earnings	Net income
	Paid-in	Other	from	for the	Interim
	capital	Reserves	prior years	year	Dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

At January 1, 2003	184,523,532	59,566,086	103,658,528	33,021,268	(11,644,791)	369,124,623
Prior year income allocation	—	—	21,376,477	(33,021,268)	11,644,791	—
Dividends paid	—	—	(39,754,756)	—	(11,495,351)	(51,250,107)
Price-level restatement of equity	1,845,235	595,661	1,528,631	—	19,159	3,988,686
Cumulative translation adjustment of foreign investments	—	(34,683,152)	—	—	—	(34,683,152)
Net income for the year	—	—	—	15,754,549	—	15,754,549

At December 31, 2003	186,368,767	25,478,595	86,808,880	15,754,549	(11,476,192)	302,934,599

Balance at December 31, 2003 restated in constant Chilean pesos of December 31, 2005	197,904,994	27,055,720	92,182,350	16,729,756	(12,186,568)	321,686,252

At January 1, 2004	186,368,767	25,478,595	86,808,880	15,754,549	(11,476,192)	302,934,599
Prior year income allocation	—	—	4,278,357	(15,754,549)	11,476,192	—
Dividends paid	—	—	(35,763,316)	—	(11,495,351)	(47,258,667)
Price-level restatement of equity	4,659,219	636,965	1,347,335	—	(88,131)	6,555,388
Cumulative translation adjustment of foreign investments	—	(11,541,416)	—	—	—	(11,541,416)
Net income for the year	—	—	—	40,158,726	—	40,158,726

At December 31, 2004	191,027,986	14,574,144	56,671,256	40,158,726	(11,583,482)	290,848,630

Balance at December 31, 2004 restated in constant Chilean pesos of December 31, 2005	197,904,994	15,098,813	58,711,421	41,604,440	(12,000,487)	301,319,181

At January 1, 2005	191,027,986	14,574,144	56,671,256	40,158,726	(11,583,482)	290,848,630
Prior year income allocation	—	—	28,575,244	(40,158,726)	11,583,482	—
Dividends paid	—	—	(59,711,964)	—	(11,495,351)	(71,207,315)
Price-level restatement of equity	6,877,008	524,669	799,819	—	(145,608)	8,055,888
Cumulative translation adjustment of foreign investments	—	(15,299,958)	—	—	—	(15,299,958)
Net income for the year	—	—	—	56,039,346	—	56,039,346

At December 31, 2005	197,904,994	(201,145)	26,334,355	56,039,346	(11,640,959)	268,436,591

b) Number of shares:

	Subscribed	Paid-in	Shares with
Series	shares	Shares	voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271
The preferential rights of each series of shares are as follows:
•	Series A: The right to elect 6 of the 7 directors and their respective alternates.

•	Series B: The right to receive 10% more of all dividend distributions than Series A shareholders and to elect 1 of the 7 directors.
c) Capital:

	Subscribed	Paid-in
Series	Capital	capital
	ThCh$	ThCh$

A	98,952,497	98,952,497
B	98,952,497	98,952,497

Total	197,904,994	197,904,994

d) Other reserves:
Other reserves at each year-end were as follows:

	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Reserve for cumulative translation adjustments (1)	(1,189,427)	14,110,531	26,067,438
Reserve for technical reappraisal of property, plant and equipment	166,491	166,491	166,491
Other reserves	821,791	821,791	821,791

Total	(201,145)	15,098,813	27,055,720

(1)	The reserve for cumulative translation adjustments complies with Technical Bulletin No. 64 of the Chilean Institute of Accountants and Official letter No. 5,294 issued by the SVS.
The composition of this reserve was as follows:

			Release /	Balance
	Balance	Foreign exchange gains	transfers of	December 31,
Subsidiary	January 1, 2005	generated during the year	reserve	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda	7,975,590	(10,205,741)	—	(2,230,151)
Embotelladora del Atlántico S.A.	6,134,941	(5,094,217)	—	1,040,724

Total	14,110,531	(15,299,958)	—	(1,189,427)

			Release /	Balance
	Balance	Foreign exchange gains	transfers of	December 31,
Subsidiary	January 1, 2004	generated during the year	reserve	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda	15,894,743	(7,919,153)	—	7,975,590
Embotelladora del Atlántico S.A.	10,172,695	(4,037,754)	—	6,134,941

Total	26,067,438	(11,956,907)	—	14,110,531

			Release /	Balance
	Balance	Foreign exchange gains	transfers of	December 31,
Subsidiary	January 1, 2003	generated during the year	reserve(*)	2003
	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	37,903,304	(22,008,561)	—	15,894,743
Embotelladora del Atlántico S.A. (*)	17,105,790	(9,275,556)	2,342,461	10,172,695
Complejo Industrial Pet S.A. (CIPET) (**)	7,888,384	(3,922,290)	(3,966,094)	—

Total	62,897,478	(35,206,407)	(1,623,633)	26,067,438

(*)	In December 2003, the Company received a distribution of capital from its subsidiary Embotelladora del Atlántico S.A. in the amount of ThUS$13,800 (ThCh$8,701,676). The distribution of capital triggered a pro-rata recognition in income of the cumulative translation reserve of ThCh$1,623,633.

(**)	As described in Note 1, effective January 1, 2003, CIPET merged with Embotelladora del Atlántico S.A., becoming Edasa’s packaging division.

NOTE 21 — OTHER NON-OPERATING INCOME AND EXPENSES
Other non-operating income during each year was as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Gain on sale of Vital Aguas S.A. Shares	3,890,351	—	—
Gain on sale of plant, property and equipment	267,834	—	206,821
Lease of property (offices)	—	29,115	—
Reversal of contingencies provisions	—	—	1,576,391
Realization of reserve for cumulative translation adjustment	—	—	1,625,257
Other income	246,098	362,807	420,988

Subtotal	4,404,283	391,922	3,829,457
Translation adjustment (1)	2,908,703	455,849	5,844,699

Total	7,312,986	847,771	9,674,156

Other non-operating expenses during each year was as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Provision for property, plant and equipment Itaoca	—	(2,995,708)	—
Provision for labor, tax and commercial lawsuits	(544,448)	(1,716,919)	(5,636,175)
Lawsuit fees	(502,906)	—	—
Provision PIS Coffins	(2,280,217)	—	—
Provision for loss of investment in Transora	—	(635,240)	—
Loss on sale of property, plant and equipment	—	(291,510)	—
Obsolescence and write-offs of property, plant and equipment.	(1,113,431)	(128,137)	(193,170)
Provision for equity investee in Centralli Refrigerantes S.A.	(60,817)	(82,053)	(1,076,400)
Staff severance indemnities	(2,404,004)	(2,384)	(67,132)
Other expenses	(832,309)	(542,626)	(970,582)

Total	(7,738,132)	(6,394,577)	(7,943,459)

(1)	Refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are recorded on the consolidated statements of income under Other non-operating income or expenses, as appropriate.

NOTE 22 — FOREIGN CURRENCY
At December 31, 2005 and 2004, the Company had the following assets and liabilities denominated in U.S. dollars, Brazilian reals, Argentine pesos and Euros, which have been translated into Chilean pesos in accordance with Note 1 d) and 1t):

	2005				2004
	US	Brazilian	Argentine		US	Brazilian	Argentine
Assets	dollars	reals	pesos	Euros	dollars	reals	pesos	Euros
	(in thousands)				(in thousands)
Cash	5,554	20,637	18,029	—	5,063	26,054	5,317	20
Time deposits	41,479	19,979	—	—	4	35,998	1	—
Marketable securities (net)	7,791	3,823	—	—	28,851	—	—	—
Receivables (net)	5,138	87,360	22,032	—	156	65,339	27,092	—
Notes and accounts to related companies.	—	105	—	—	—	391	—	—
Inventories	6,095	24,588	18,577	—	2,186	29,941	42,517	—
Other current assets	7,594	42,618	15,060	—	10,246	23,031	11,772	—
Property, plant and equipment	147,031	—	—	—	154,736	—	—	—
Investments in unconsolidated affiliates	2,057	5,853	—	—	1,317	4,303	—	—
Investments in other companies	25	—	—	—	97	—	—	—
Goodwill (net)	138,044	—	—	—	149,026	—	—	—
Other long-term assets	231,126	23,570	17,945	15,114	271,479	38,348	12,926	15,114

Total assets	591,934	228,533	91,643	15,114	623,161	223,405	99,625	15,134

Liabilities	2005				2004
	US	Brazilian	Argentine		US	Brazilian	Argentine
	Dollars	reals	pesos	Euros	dollars	reals	pesos	Euros
	(in thousands)				(in thousands)
Obligations with banks and financial institutions	40,998	4,221	32,524	—	81,996	8,384	—	—
Accounts payable	4,937	62,857	41,142	—	6,298	70,609	28,471	2
Other accrued liabilities	—	64,986	10,367	—	—	48,176	16,340	—
Bonds payable	36,714	—	—	—	36,714	—	—	—
Other	—	54,018	42,719	—	734	26,493	31,943	—

Total liabilities	82,649	186,082	126,752	—	125,742	153,662	76,754	2

Total net assets (liabilities)	509,285	42,451	(35,109)	15,114	497,419	69,743	22,871	15,132

NOTE 23 — CONSOLIDATED STATEMENT OF CASH FLOWS
The following investing and financing activities during the period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments:

	For the years ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$
Investing activities
Fixed assets additions	2,977,593	3,021,922	3,569,788
Sale of property, plant and equipment	65,910	43,406	—

Financing activities
Dividend payment	3,831,784	3,969,728	4,068,972
NOTE 24 — DERIVATIVE CONTRACTS
In accordance with TB No 57, under Chilean GAAP certain of the following forward contracts have been designated as hedges of forecasted transactions. In conjunction with the Company’s risk management strategy, the Company has recorded a gain of ThCh$9,245,843 as financial income in the consolidated statements of income for the year ended December 31, 2005 (gain of ThCh$9,804,667 in 2004) with the corresponding asset recorded in other current assets and long-term receivables in the consolidated balance sheets at December 31, 2005. Additionally, for the Company’s forward and cross currency swap contracts representing hedges, the Company has recorded an unrealized income of ThCh$3,777,170 for the year ended December 31, 2005 and an unrealized loss of ThCh$664,911 for the year ended December 31, 2004.

The Company had the following derivative contracts at December 31, 2005 (individual contracts are aggregated and presented according to the quarter they will mature):

		Contract description
			Hedged
	Maturity	Specific	Item	Effect on income
Derivative	Period	Item	Amount	Realized	Unrealized
			ThCh$	ThCh$	ThCh$
Cross Currency Swap	I Quarter 2006	Currency exchange US$	2,565,151	1,218,665	3,785
Cross Currency Swap	I Quarter 2007	Currency exchange US$	2,645,278	1,210,849	144,316
Cross Currency Swap	III Quarter 2007	Currency exchange US$	2,610,970	1,214,602	55,006
Cross Currency Swap	IV Quarter 2007	Currency exchange US$	38,437,500	9,868,071	1,249,962
Cross Currency Swap	I Quarter 2008	Currency exchange US$	7,797,786	3,620,434	341,413
Cross Currency Swap	II Quarter 2008	Currency exchange US$	8,145,570	3,597,802	961,350
Cross Currency Swap	III Quarter 2008	Currency exchange US$	12,680,996	5,790,650	894,039
Cross Currency Swap	I Quarter 2013	Currency exchange US$	5,290,567	2,422,357	631,018
Forward contract	I Quarter 2006	Currency exchange US$	7,122,525	—	(161,928)
Forward contract	II Quarter 2006	Currency exchange US$	7,209,257	—	(162,922)
Forward contract	III Quarter 2006	Currency exchange US$	4,666,679	—	(109,468)
Forward contract	IV Quarter 2006	Currency exchange US$	8,907,941	—	(69,401)

Total			108,080,220	28,943,430	3,777,170

The Company had the following derivative contracts at December 31, 2004 (individual contracts are aggregated and presented according to the quarter they will mature):

		Contract description
			Hedged
	Maturity	Specific	Item	Effect on income
Derivative	Period	Item	Amount	Realized	Unrealized
			ThCh$	ThCh$	ThCh$
Cross Currency Swap	I Quarter 2005	Currency exchange US$	1,063,935	268,671	—
Cross Currency Swap	II Quarter 2005	Currency exchange US$	5,972,268	1,743,898	—
Cross Currency Swap	IV Quarter 2005	Currency exchange US$	4,914,023	1,445,881	—
Cross Currency Swap	I Quarter 2006	Currency exchange US$	2,887,332	849,556	—
Cross Currency Swap	I Quarter 2007	Currency exchange US$	2,887,332	849,556	—
Cross Currency Swap	III Quarter 2007	Currency exchange US$	2,887,332	848,656	—
Cross Currency Swap	IV Quarter 2007	Currency exchange US$	43,309,980	4,900,533	—
Cross Currency Swap	I Quarter 2008	Currency exchange US$	8,661,996	2,548,669	—
Cross Currency Swap	II Quarter 2008	Currency exchange US$	8,661,996	2,547,768	—
Cross Currency Swap	III Quarter 2008	Currency exchange US$	13,980,462	4,032,318	—
Cross Currency Swap	I Quarter 2013	Currency exchange US$	5,774,664	1,696,548	—
Forward contract	I Quarter 2005	Currency exchange US$	4,673,942	—	(166,449)
Forward contract	II Quarter 2005	Currency exchange US$	4,968,944	—	(176,255)
Forward contract	III Quarter 2005	Currency exchange US$	4,380,392	—	(158,112)
Forward contract	IV Quarter 2005	Currency exchange US$	4,550,232	—	(164,095)

Total			119,574,830	21,732,054	(664,911)

NOTE 25 — COMMITMENTS AND CONTINGENCIES
a. Litigation and other legal actions:
The Company and its subsidiaries are not involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.
1)	The Chilean internal revenue service has commenced a penal lawsuit against the Company’s subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed against Vital S.A. for the recovery of income tax and the application of accumulated losses. Management believes, based on the opinion of its legal counsel, there is only a remote possibility of a negative outcome against the Company in these proceedings.

2)	Embotelladora del Atlántico S.A. faces labor and other lawsuits. Accounting provisions at December 31, 2005 for any probable loss contingency arising from these lawsuits amounted to ThCh$1,752,274. Management believes, based on the opinion of its legal counsel, that these lawsuits will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

3)	Refrescos faces labor, tax and other legal proceedings. Accounting provisions at December 31, 2005 for any probable loss contingency arising from these lawsuits amounted to ThCh$6,614,257 Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

4)	Andina faces labor, tax, commercial and other legal proceedings. Accounting provisions for any probable loss contingency stemming from these lawsuits amounted to ThCh$74,314 at December 31, 2005. Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

b. Restrictions
The issue and placement of bonds in the US market of US$350 million imposes certain restrictions on liens, sale and leaseback transactions, assets sales and subsidiary indebtedness and certain conditions in the event of a merger or consolidation.
The bond issue and placement by Andina in the Chilean market in 2001 of UF 7,000,000 in aggregate principal amount of the Company’s 6.20% and 6.50% bonds is subject to the following restrictions:
•	Andina must maintain a leverage ratio, defined as total debt/consolidated equity less than 1.20. For purposes of calculating the leverage ratio, total debt includes; (i) short-term bank liabilities, (ii) the current portion of long-term bank liabilities, (iii) short-term liabilities and promisory notes, (iv) the current portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means total shareholders’ equity plus minority interest.

•	Andina must maintain consolidated assets free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

•	Andina must retain and, in no way, sell, assign or dispose of, to a third party, the geographical zone denominated “Region Metropolitana”, as a franchised territory in Chile of The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the Bottler Agreement with Andina, renewable from time to time.

•	The Company must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to a subsidiary of the Company by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company, as long as the referred territory represents more than 40% of the Company’s consolidated operating cash flows.
At December 31, 2005 and 2004 the Company was in compliance with all covenants.
c. Direct guarantees and restricted assets
Direct guarantees and restricted assets at December 31, 2005 were as follows:

						Balances pending		Year of
						payment		expiration
					Book	at year end		December 31,
	Debtor		Assets involved		Value	2005	2004	2006
Guarantee creditor	Name	Relation	Guarantee	Type	ThCh$	ThCh$	ThCh$	ThCh$
Aduana Buenos Aires	Embotelladora del Atlantico S.A.	Subsidiary	Insurance guaranty	Inventories	2,793,734	—	—	—

Uniao Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Warehouse	57,050	60,321	58,261	—

Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Real State Property	11,542,124	8,891,513	—	—

Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Judicial Deposit	7,795,553	—	—	—

Serv. Nac. de Aduanas	Embotelladora Andina S.A.	—	Guaranty receipt	—	—	92,250	—	92,250

d. Contractual obligations
The following table summarizes our contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by period
	Maturity
	2006	2007	2008	2009	2010	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Purchase obligations	79,277	99,093	39,954	39,954	28,905	287,183

Subtotal-included in our balance sheet	79,277	99,093	39,954	39,954	28,905	287,183

Operating lease obligations	1,228,657	127,549	46,621	—	—	1,402,827
Purchase obligations	4,712,186	—	—	—	—	4,712,186

Subtotal-not included in our balance sheet	5,940,843	127,549	46,621	—	—	6,115,013

Total contractual obligations.	6,020,120	226,642	86,575	39,954	28,905	6,402,196

NOTE 26 — GUARANTEES RECEIVED FROM THIRD PARTIES
Guarantees received from third parties at December 31, 2005 were as follows:

	Type of
Guarantor	guarantee	Amount	Currency	Transaction
Soc. Las Ñipas	Policy	6,971	U.F.	Advertising Agreement
Soc. Com. Itahue Ltda.	Policy	5,000	U.F.	Advertising Agreement
Distribuidora Monserrat S.A.	Policy	3,920	U.F.	Advertising Agreement
Soc. Administradora Plaza Cent.	Policy	3,076	U.F.	Advertising Agreement
Iansagro S.A.	Deposit Certificate	4,735,875	ThCh$	Warrants
Iansagro S.A.	Deposit Certificate	3,788,700	ThCh$	Warrants
Iansagro S.A.	Deposit Certificate	2,841,525	ThCh$	Warrants
Peñaloza Ballero Limitada	Receipt	50,000	ThCh$	Purchase Order
Russel W. Coffin	Letter of Credit	39,436,416	USD	Purchase Nitvitgov Refrigerantes S.A.
CONFAB	Mortgage	30,000,000	USD	Purchase Rio de Janeiro Refrescos Ltda.
Several Clients	Deposits	966,180	USD	Container Guaranty
Soc. Com. Champfer	Mortgage	642,970	USD	Distributor Credit
Mac Coke Dist. De Beb.	Mortgage	427,223	USD	Distributor Credit
Tigresa Com. Beb.	Mortgage	286,239	USD	Distributor Credit
Franciscana Dist.	Mortgage	245,653	USD	Distributor Credit
ASXT Fluminense Distrib. Bebidas	Mortgage	239,245	USD	Distributor Credit
Dist. Real Cola (Apucarana)	Mortgage	234,972	USD	Distributor Credit
Dist União De Itaperuna	Mortgage	221,558	USD	Distributor Credit
Rosas de Casimiro	Mortgage	183,706	USD	Distributor Credit
Aguiar Distrib. De Bebidas Ltda.	Mortgage	171,316	USD	Distributor Credit
MBM Distribuidora de Beb.	Mortgage	158,927	USD	Distributor Credit
Ledesma SAAI	Guaranty	133,534	USD	Supplier
Ledesma SAAI	Guaranty	132,689	USD	Supplier
Ledesma SAAI	Guaranty	132,689	USD	Supplier
Ledesma SAAI	Guaranty	132,689	USD	Supplier
Ledesma SAAI	Guaranty	132,689	USD	Supplier
Dibejon Dist. Beb. João Neiva	Mortgage	121,758	USD	Distributor Credit
NOTE 27 — SUBSEQUENT EVENTS
On January 26, 2006, interim dividend number 149 was paid from 2005 revenues as follows:
a) Ch$4.80 for each series A share; and
b) Ch$5.28 for each series B share.
On April 27, 2006, final dividend number 150 was paid from 2005 revenues as follows
a) Ch$6.48 for each series A share; and
b) Ch$7.128 for each series B share.
On June 1, 2006, final additional dividend number 151 was paid from retained earnings as follows:
a) Ch$70.00 for each series A share; and
b) Ch$77.00 for each series B share.
During the month of April 2006, the Company´s subisidiary Refrescos extended the maturity date of its outstanding bonds of $75 million, all owned by the Company ´s subsidiary Abisa Corp S.A (formerly Pacific Sterling) from December 2007 to December 2012. There was no material effect on results of operations for this transaction.
No other significant events have occurred between December 31, 2005 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

NOTE 28 — DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
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
1 Differences in measurement methods:
a) Inflation accounting
The cumulative inflation rate in Chile as measured by the CPI in the three-year period ended December 31, 2005 was approximately 7.2%.
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
The inclusion of price-level adjustments in these financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last-three years does not exceed 100%. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to U.S. GAAP included under paragraph (n) below.
The price-level restatement was determined under Chilean GAAP by restating the following non-monetary assets and liabilities as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Shareholders’ equity	(8,055,888)	(6,791,382)	(4,235,586)
Liabilities	(5,854,895)	(3,736,684)	(2,171,126)
Property, plant and equipment	2,698,524	2,021,047	776,944
Current assets	2,555,198	1,649,745	11,892
Other assets	9,699,710	8,302,547	6,883,332

Adjustment of balance sheet accounts	1,042,649	1,445,273	1,265,456
Adjustment of income statement accounts	(1,612,700)	(497,100)	138,580

Price level restatement income (expense)	(570,051)	948,173	1,404,036

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
•	Monetary assets and liabilities were translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts were translated at average rates of exchange between the U.S. dollar and the local currency.

•	Any exchange differences were included in the results of operations for the period.
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
c) Revaluation of property, plant and equipment
As described in Note 1 j), certain property, plant and equipment has been reported in the financial statements at amounts determined in accordance with a technical appraisal. The revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown in the Chilean GAAP to U.S. GAAP reconciliation below under paragraph (n).

d) Income taxes
Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. A valuation allowance is provided if, based on the weight of available evidence, some portion, or all, of the deferred income tax assets will not be realized. For U.S. GAAP purposes, the Company applied SFAS No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities at enacted rates expected to be in effect when such amounts will be realized. A valuation allowance is provided against deferred tax assets that are not recoverable on a more-likely-than-not basis. In this regard, in 2005 the Company released its valuation allowance related to the net operating losses of its Brazilian subsidiary Refrescos.
The effect of provisioning for deferred income taxes for the differences between the amounts shown for assets and liabilities in the consolidated balance sheets and the tax bases of those assets and liabilities under US GAAP and the remaining effects from the implementation of TB 60 are included in paragraph (n) below and certain disclosures required under SFAS No. 109 are set forth under paragraph 2 a) below.
e) Accounting for investments in related companies
The Company began accounting for its 11.32% interest in Kaik Participacoes Ltda. under the equity method in 1999 as described in Note 11. In prior years, as appropriate financial information was not available, the Company accounted for this investment under the cost method. Under U.S. GAAP, as the Company only holds 11.32% interest and the investee’s shares do not trade on any exchange, the cost method has been applied for all years presented. The effects for the difference in accounting for this investment pursuant to the cost method of accounting for U.S. GAAP for all periods presented are included in the reconciliation of Chilean GAAP to U.S. GAAP included under paragraph (n) below.
f) Goodwill
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
SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, goodwill amortization was ceased for U.S. GAAP purposes beginning in 2002. The effects of eliminating goodwill amortization recognized for Chilean GAAP purposes are included in the reconciliation of Chilean GAAP to U.S. GAAP under paragraph (n) below.
g) Joint venture accounting
In accordance with Chilean GAAP, in June 2001 the Company recognized a gain of ThCh$6,384,722 on the sale of property, plant and equipment to CMF upon the formation of this joint venture with Cristalerías. In addition, the Company wrote-off the basis difference of ThCh$1,887,624 between its investment in and its share of the net equity of the joint venture. Accordingly, the Company recognized a net gain before income taxes of ThCh$4,497,098.
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
The shareholders’ agreement for CMF that establishes joint control of the venture by the Company and Cristalerías also contains provisions that could require the Company to purchase Cristalerías’ shares of CMF. Accordingly, the gain recognized for Chilean GAAP purposes is not considered realized under U.S. GAAP. The effects of reversing the gain and write-off of the basis difference in the investment, amortizing the basis difference in accordance with U.S. GAAP and adjusting the results of CMF for the Company’s share of the amortization of excess value assigned to the assets of CMF under Chilean GAAP are included in paragraph (n) below.

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
The Company’s investments in bonds and government securities are classified as available for sale securities for the purposes of SFAS No. 115. The effect of the difference between Chilean GAAP and U.S. GAAP in accounting for the Company’s investment in bonds and government securities is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (n) below.
i) Staff severance indemnities and retention plan
The Company has a severance obligation to its employee’s pursuant to collective bargaining agreements between the Company and certain of its employees and an executive retention plan with certain select employees. Under the employee bargaining agreement the Company is committed to provide a payment to each of these employees based upon total years of service. With regard to the executive retention plan, the Company is required to pay certain executives a fixed amount upon completion a service period, See Note 1 p). Under Chilean GAAP, the financial statements include a liability for the employee plan which is the current monthly salary times the years of services at the closing date, discounted at a rate of 7%. The accrual considers the average future service period for all employees covered by such agreements. The Company also maintains a separate management retention plan for select executives. A liability is recorded, under the guidance of this plan. This plan entitles certain selected executives to receive a fixed lump sum payment on a pre-determined date upon completion of service.
The Company also maintains a separate management retention plan for select executives. A liability is recorded, under the guidance of this plan. This plan entitles certain selected executives to receive a fixed lump sum payment on a pre-determined date upon completion of service.
Under U.S. GAAP, the employee bargaining agreement is considered to be a pension plan, and the liability would be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. In the opinion of management of the Company, the application of U.S. GAAP would not have produced results materially different from the acceptable method under Chilean GAAP. With regard to the retention plan, for both Chilean GAAP and US GAAP the cost of accumulating benefits are recognized ratably over the service period as they are earned by the employees through the rendering of service.

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
At December 31, 2003, the decrease in capital of the Company’s subsidiary, Embotelladora del Atlántico S.A., of US$13.8 million (ThCh$8,701,676), generated income of ThCh$1,623,633 due to the reversal of the cumulative translation reserve.
Under U.S. GAAP as set forth in SFAS No. 52, “Foreign Currency Translation”, the accumulated translation adjustment of foreign investments account is realized in the results of the period only upon the sale or upon the complete or substantially complete liquidation of an investment in a foreign entity. The effect of reversing this gain is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (n) below.
k) Derivative financial instruments
At December 31, 2005, 2004 and 2003, the Company had derivative contracts consisting of forward contracts to purchase US dollars and cross-currency swap agreements (UF/US$). The forward contracts were obtained principally to protect the Company from foreign exchange risk with respect to future purchases of raw materials denominated in US dollars. The cross-currency swap agreements were obtained to mitigate exchange rate and risk with respect to the US dollar-denominated bond investments held by the Company
Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin N° 57. Under TB N° 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB N° 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering recognized assets or liabilities or an unrecognized firm commitment and those covering forecasted transactions.
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
The effect of the differences in accounting for derivative financial instruments are included in the reconciliation of Chilean GAAP and U.S. GAAP in paragraph (n) below. Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 e).
For Chilean GAAP purposes, the Company has recorded a gain of ThCh$9,245,843 in the consolidated statements of income for the year ended December 31, 2005 with the corresponding asset recorded in other current assets and long-term investments in the consolidated balance sheets as of December 31, 2005. Additionally, for the Company’s forward contracts and Cross Currency Swaps agreements representing hedges, the Company has recorded an unrealized gain of ThCh$3,777,170 for the year ended December 31, 2005 and an unrealized loss of ThCh$664,911 for the year ended December 31, 2004.
However, the Company has not completed the documentation necessary to qualify the contracts designated as hedges for Chilean GAAP purpose, as hedges for U.S. GAAP purposes. Accordingly, the unrealized gain deferred under Chilean GAAP of ThCh$3,777,170 in 2005 and unrealized losses ThCh$664,911 in 2004 represent a difference from U.S. GAAP that is included in paragraph (n) below.
l) For U.S. GAAP purposes, effective January 1, 2003, the Company early-adopted SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64”; the effect being that the gain on repurchase of Series A, B and C bonds due to the early extinguishment of these bonds, is no longer presented as an extraordinary item.

m) Mandatory dividend
As required by the Chilean Company law, unless otherwise decided by the holders of a majority of the shares represented at the General Shareholders’ Meeting, the Company has to distribute a cash dividend in an amount equal to at least 30% of the Company’s net income under Chilean GAAP. Since the payment of the dividend out of each year’s net income is a legal requirement in Chile, an accrual would have been made for US GAAP purposes to recognize the dividend obligation under Chilean law. The effect of this accrual would be to decrease Shareholders’ equity by ThCh$5,170,845 at December 31, 2005. At December 31, 2004 the Company has not recorded an accrual for this concept as anticipated dividends were paid during the year.
n) Effects of conforming to U.S. GAAP
The adjustments to reported net income for the periods indicated required to conform with U.S. GAAP are as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP financial statements	56,039,346	41,604,440	16,729,756
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	10,056	10,140	10,131
Adjustment to deferred income tax provision (paragraph d)	8,409,192	381,693	1,427,942
Difference in accounting for investments in related companies (paragraph e)	(365,398)	1,711,897	(2,400,620)
Amortization of goodwill (paragraph f)	6,228,916	7,186,162	7,028,030
Joint venture accounting (paragraph g)	419,897	419,897	419,897
Accumulated translation adjustment of foreign investments (paragraph j)	—	—	(1,623,633)
Derivative financial instruments (paragraph k)	4,442,081	2,111,062	(3,200,898)

Net income in accordance with U.S. GAAP	75,184,090	53,425,291	18,390,605

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$
Components of other comprehensive (loss) income:
Cumulative translation adjustment for foreign investments	(15,299,958)	(11,956,907)	(35,204,782)
Unrealized (loss) gain on investment securities, net of applicable income tax expense (benefit) of ThCh$ (676,334) in 2005, ThCh$58,959 in 2004 and ThCh$1,565,486 in 2003 (paragraph h)	(3,269,578)	308,260	7,820,984

Subtotal other comprehensive (loss) income	(18,569,536)	(11,648,647)	(27,383,798)

Comprehensive income (loss) in accordance with U.S. GAAP (paragraph 2 b)	56,614,554	41,776,644	(8,993,193)

Accumulated other comprehensive income amounted to ThCh$26,454,595, ThCh$45,024,131 and ThCh$56,672,778 as of December 31, 2005, 2004 and 2003, respectively.

The changes in other comprehensive (loss) income determined under U.S. GAAP were as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$
Other comprehensive (loss) income, before income tax:
Cumulative translation adjustment for foreign investments	(15,299,958)	(11,956,907)	(35,204,782)
Unrealized gains (loss) on securities
Unrealized holding gains (loss) arising during period	(1,433,455)	705,851	11,031,082
Less: reclassification adjustment for losses included in net income	(2,512,457)	(338,632)	(1,644,612)

Other comprehensive (loss) income, before income tax	(19,245,870)	(11,589,688)	(25,818,312)

Income tax expenses related to items of other comprehensive income	676,334	(58,959)	(1,565,486)

Other comprehensive (loss) income, net of income tax	(18,569,536)	(11,648,647)	(27,383,798)

The Company’s earnings per share under U.S. GAAP is as follows:

	For the year ended December 31,
	2005		2004		2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Series A	Series B	Series A	Series B	Series A	Series B

Basic and diluted net income per share	94.18	103.60	66.93	73.62	23.04	25.34

Weighted average number of common stock outstanding (thousands of shares)	380,137	380,137	380,137	380,137	380,137	380,137

Since Series B shares are entitled to a 10% higher dividend than Series A shares, Series B shareholders are entitled to 52.38% of earnings, and Series A shareholders are entitled to 47.62% of earnings. In accordance to this calculation, earnings per share are composed as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Net income in accordance with U.S. GAAP	75,184,090	53,425,291	18,390,605
(less): Preferred stock dividend Series B	(39,381,426)	(27,984,167)	(9,632,999)

Basic EPS
Income available to common stockholders	35,802,664	25,441,124	8,757,606

Weighted average number of common shares outstanding (thousands of shares) Series A	380,137	380,137	380,137

Basic and diluted net income per share Series A	94.18	66.93	23.04

Basic EPS
Income available to preferred stockholders	39,381,426	27,984,167	9,632,999

Weighted average number of common shares outstanding (thousands of shares) Series B	380,137	380,137	380,137
Basic and diluted net income per share Series B	103.60	73.62	25.34

The adjustments required to conform shareholders’ equity to U.S. GAAP are as follows:

	At December 31,
	2005	2004
	ThCh$	ThCh$
Shareholders’ equity as shown in the Chilean GAAP financial statements	268,436,591	301,319,181
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	(1,408,718)	(1,418,774)
Adjustment to deferred income tax provision (paragraph d)	9,472,577	387,051
Difference in accounting for investments in related companies (paragraph e)	1,308,996	1,674,394
Amortization of goodwill (paragraph f)	15,915,652	9,686,736
Joint venture accounting (paragraph g)	(2,519,378)	(2,939,275)
Unrealized gain on investment securities (paragraph h)	(235,112)	3,710,800
Derivative financial instruments (paragraph k)	3,777,170	(664,911)
Minimum dividend (paragraph m)	(5,170,845)	—

Shareholders’ equity in accordance with U.S. GAAP	289,576,933	311,755,202

The changes in shareholders’ equity determined under U.S. GAAP were as follows:

ThCh$
BALANCE AT DECEMBER 31, 2002	383,094,630

Distribution of dividends	(54,108,277)
Increase in cumulative translation adjustment of foreign investments	(35,204,782)
Decrease in net unrealized losses on investment securities	7,820,984
Net income for the year	18,390,605

BALANCE AT DECEMBER 31, 2003	319,993,160

Distribution of dividends	(50,014,602)
Increase in cumulative translation adjustment of foreign investments	(11,956,907)
Increase in net unrealized losses on investment securities	308,260
Net income for the year	53,425,291

BALANCE AT DECEMBER 31, 2004	311,755,202

Distribution of dividends	(73,621,978)
Increase in cumulative translation adjustment of foreign investments	(15,299,958)
Increase in net unrealized losses on investment securities	(3,269,578)
Minimum dividend	(5,170,845)
Net income for the year	75,184,090

BALANCE AT DECEMBER 31, 2005	289,576,933

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
The provisions for income taxes included in the consolidated statements of income were as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Current tax expense as per tax returns	(9,273,711)	(3,762,922)	(2,682,248)
Deferred tax expense as previously calculated under Chilean GAAP	724,669	(323,893)	1,610,164

Charge for the year under Chilean GAAP	(8,549,042)	(4,086,815)	(1,072,084)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109 to Chilean GAAP results	8,409,192	381,693	1,427,942

(Charge) benefits from continuous operations for the year under U.S. GAAP	(139,850)	(3,705,122)	355,858

The above table can be broken down into geographic sources as follows:

	Chilean			The Company
2005	and others	Brazil	Argentina	(consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$

Current tax expense as per tax return	(5,814,371)	(2,808,681)	(650,659)	(9,273,711)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	35,614	906,902	(217,847)	724,669

(Charge) benefit for the year under Chilean GAAP	(5,778,757)	(1,901,779)	(868,506)	(8,549,042)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	(316,536)	8,617,947	107,781	8,409,192

(Charge) benefit from continuous operations for the year under U.S. GAAP	(6,095,293)	6,716,168	(760,725)	(139,850)

	Chilean			The Company
2004	and others	Brazil	Argentina	(consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$

Current tax expense as per tax return	(2,081,545)	(1,510,191)	(171,186)	(3,762,922)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(2,161,138)	447,243	1,390,002	(323,893)

(Charge) benefit for the year under Chilean GAAP	(4,242,683)	(1,062,948)	1,218,816	(4,086,815)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	89,899	(5,503)	297,297	381,693

(Charge) benefit from continuous operations for the year under U.S. GAAP	(4,152,784)	(1,068,451)	1,516,113	(3,705,122)

	Chilean			The Company
2003	and others	Brazil	Argentina	(consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$

Current tax expense as per tax return	(2,682,248)	—	—	(2,682,248)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(683,482)	811,760	1,481,886	1,610,164

(Charge) benefit for the year under Chilean GAAP	(3,365,730)	811,760	1,481,886	(1,072,084)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	881,843	534,778	11,321	1,427,942

(Charge) benefit from continuous operations for the year under U.S. GAAP	(2,483,887)	1,346,538	1,493,207	355,858

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	For the year ended
	December 31,
	2005	2004
	ThCh$	ThCh$

Deferred tax assets:
Tax loss carryforwards	9,838,565	14,919,846
Social contribution	2,478,987	2,787,908
Tax-credits Argentina currency devaluation	479,997	1,114,448
Provision for labor and trade lawsuits	5,926,107	5,031,615
Provision for assets written-off	1,829,816	1,836,075
Allowance for doubtful accounts	328,608	563,244
Vacation accrual	156,036	123,377
Provisions for employee benefits	496,708	509,681
Joint venture accounting	651,242	759,782
Fair value of derivative not considered to be hedge	—	113,035
Unrealized loss on investments securities	48,966	—
Other	816,928	503,204
Less: Valuation allowance	(2,153,954)	(17,316,062)

Total deferred tax assets	20,898,006	10,946,153

Deferred tax liabilities:
Depreciation	4,242,417	4,545,850
Guarantees on bottles	2,618,328	2,753,820
Staff severance indemnities	304,299	586,314
Financial expenses	3,363,023	2,112,762
Fair value of derivative not considered to be hedge	642,119	—
Unrealized income on investments securities	—	627,367
Other	290,368	466,745

Total deferred tax liabilities	11,460,554	11,092,858

Net deferred tax assets (liabilities) under U.S. GAAP	9,437,452	(146,705)

Net deferred tax assets (liabilities) under Chilean GAAP	(35,125)	(533,756)

Effect of U.S. GAAP adjustments on deferred income taxes	9,472,577	387,051

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated according to U.S. GAAP as a result of the following:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Income tax provision at statutory Chilean tax rates	12,805,070	9,712,171	2,975,733
Increase (decrease) in provision resulting from:
Tax effects resulting from foreign operations.	1,979,057	1,085,356	179,037
Permanent differences	(181,644)	(3,219,687)	956,316
Effect of remeasurement to U.S. dollars (Brazil and Argentina)	(990,181)	(152,612)	(1,404,440)
Change in valuation allowance	(13,214,008)	(2,072,188)	(1,527,126)
Adjustments in prior year income taxes	156,763	(562,404)	(675,766)
Other	(415,207)	(1,085,514)	(859,612)

Effective tax provision	139,850	3,705,122	(355,858)

The Chilean statutory first category (corporate) income tax rate was 17.0% for 2005 and 2004 and 16.5% for 2003. In accordance with Chilean law, the Company and each of its subsidiaries computes and pays income taxes on a separate basis.
The Brazilian federal statutory income tax rate was approximately 25% for 2005, 2004 and 2003. Additionally, an additional surtax of 9% for 2005, 2004 and 2003 is charged in Brazil on net income with respect to a social contribution similar in nature to income tax. In view of tax losses for the years ended December 31, 2005, 2004 and 2003, no such levy was due by the Company for such periods.
The Argentine income tax rate was 35% for 2005, 2004 and 2003 in accordance with currently enacted tax legislation.
The Company had net operating tax loss carryforwards related to its Brazilian subsidiaries of approximately ThCh$50,473,545 at December 31, 2005 that can be carried forward indefinitely. The Company had net operating tax loss carryforwards related to its Chilean subsidiaries of approximately ThCh$22,124,133 at December 31, 2005 that can be carried forward indefinitely. The Company had net operating tax loss carryforwards related to its Argentinian subsidiaries of approximately ThCh$11,732,157. The tax losses in Argentina can be imputed to future tax gains up to a 5 year term. Since the total tax loss in Argentina was generated by the devaluation of the Argentine peso in 2002, the expiration of the tax benefit is 2007.
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

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Cash	14,412,531	14,324,761	9,924,227
Time deposits	4,458,538	7,833,816	7,011,099
Money market funds	2,277,838	5,957,446	26,646,855

Total cash and cash equivalents	21,148,907	28,116,023	43,582,181

ii) Additional cash flow disclosure required under U.S. GAAP that are shown net in Chilean GAAP are as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Short-term borrowings with banks and financial institutions	54,681,343	62,253,664	54,479,627
Long term borrowings with banks and financial institutions	—	—	345,712
Repayment of short-term bank borrowings	(62,795,425)	(47,262,743)	(56,506,548)
Repayment of long-term bank borrowings	(21,776,585)	(1,304,279)	(1,295,291)

Net bank borrowings	(29,890,667)	13,686,642	(2,976,500)

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

The accounting policies for the segments are the same as those described in “Note 1 — Nature of operations and summary of significant policies”.
A summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Revenue:
Sales to unaffiliated customers:
Soft drinks	417,163,243	374,368,809	355,721,346
Other beverages	49,271,484	43,956,674	43,122,272
Packaging	12,037,009	10,323,888	11,959,046

Subtotal	478,471,736	428,649,371	410,802,664

Intersegment sales:
Soft drinks	—	—	—
Other beverages	15,510,954	14,599,665	14,560,657
Packaging	9,943,905	8,942,607	8,638,328
Eliminations	(25,454,859)	(23,542,272)	(23,198,985)

Subtotal	—	—	—

Total revenue	478,471,736	428,649,371	410,802,664

Operating income:
Soft drinks	68,845,324	57,557,969	45,973,994
Other beverages	6,958,042	5,616,231	3,926,385
Packaging	2,104,681	1,975,757	751,722

Total operating income	77,908,047	65,149,957	50,652,101

Financial income:
Soft drinks	28,516,739	24,153,731	32,674,916
Other beverages	2,816	326	93,502
Packaging	2,458	2,140	4,062

Total financial income	28,522,013	24,156,197	32,772,480

Financial expenses:
Soft drinks	21,012,486	19,605,011	21,178,841
Other beverages	2,996	83,755	1,412
Packaging	96,689	140,774	36,742

Total financial expenses	21,112,171	19,829,540	21,216,995

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Share of income from unconsolidated affiliates:
Soft drinks	12,611	209,396	49,297
Other beverages	483,945	587,566	2,404,299
Packaging	272,980	226,903	(517,226)

Total share of income from unconsolidated affiliates Subtotal	769,536	1,023,865	1,936,370

Income tax expenses:
Soft drinks	6,095,335	3,730,788	916,337
Other beverages	1,817,269	137,283	155,747
Packaging	636,438	218,744	—

Total income tax expenses	8,549,042	4,086,815	1,072,084

Depreciation:
Soft drinks	26,984,028	30,014,511	31,591,739
Other beverages	1,124,593	1,251,535	1,223,376
Packaging	928,396	1,315,344	2,188,633

Total depreciation	29,037,017	32,581,390	35,003,748

Segment assets:
Soft drinks	353,151,131	457,183,505	475,068,630
Other beverages	13,817,995	11,116,310	11,524,155
Packaging	10,972,456	13,071,604	14,327,788

Total segment assets	377,941,582	481,371,419	500,920,573

Capital expend:
Soft drinks	26,441,914	24,781,918	25,805,133
Other beverages	665,725	875,727	969,850
Packaging	287,498	492,020	136,712

Total capital expenditures	27,395,137	26,149,665	26,911,695

A geographical summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Revenue:
Sales to unaffiliated customers:
Chile	219,880,814	208,927,789	206,185,804
Brazil	162,510,132	132,564,720	125,978,464
Argentina	96,080,790	87,156,862	78,638,396

Total revenue	478,741,736	428,649,371	410,802,664

Operating income:
Chile	46,494,390	41,959,663	39,506,738
Brazil	20,480,289	13,736,839	7,424,247
Argentina	10,933,368	9,453,455	3,721,116

Total operating income	77,908,047	65,149,957	50,652,101

Financial income:
Chile	24,051,048	21,452,912	29,965,255
Brazil	3,671,358	2,639,869	2,742,935
Argentina	799,607	63,416	64,290

Total financial income	28,522,013	24,156,197	32,772,480

Financial expenses:
Chile	13,390,061	10,751,167	10,030,515
Brazil	3,166,703	4,664,515	6,829,608
Argentina	4,555,407	4,413,858	4,356,872

Total financial expenses	21,112,171	19,829,540	21,216,995

Share of income from unconsolidated affiliates:
Chile	(93,825)	311,154	(405,895)
Brazil	483,945	587,566	2,404,299
Argentina	379,416	125,145	(62,034)

Total share of income from unconsolidated affiliates	769,536	1,023,865	1,936,370

Income tax expenses (benefit):
Chile	5,778,757	4,242,683	3,365,730
Brazil	1,901,779	1,062,948	(811,760)
Argentina	868,506	(1,218,816)	(1,481,886)

Total income tax expenses	8,549,042	4,086,815	1,072,084

	At December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Depreciation:
Chile	13,356,474	14,541,939	14,872,446
Brazil	9,008,083	10,580,690	10,215,943
Argentina	6,672,460	7,458,761	9,915,359

Total depreciation	29,037,017	32,581,390	35,003,748

Identifiable long-lived assets:
Chile	174,273,663	248,006,789	270,222,290
Brazil	118,094,276	125,840,660	117,941,277
Argentina	71,666,144	89,668,465	97,771,000

Total identifiable long-lived assets	364,034,083	463,515,914	485,934,567

A reconciliation of total segment assets by product, and long-lived assets by country to total consolidated assets for the years ended December 31, 2005, 2004 and 2003 is as follows:

	At December 31,
Industry	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Total segment assets	377,941,582	481,371,419	500,920,573
Cash	14,412,531	14,324,761	9,924,227
Financial instruments	39,703,853	24,494,473	33,657,953
Amounts due from related parties	5,609,652	119,892	53,689
Recoverable taxes	9,780,175	5,773,594	4,851,913
Deferred income taxes	676,498	—	1,432,558
Investments in related companies	21,386,070	20,733,308	20,617,330
Investment in other companies	54,570	56,202	647,253
Intangible assets (net)	175,850	222,639	333,765
Liabilities deducted from segment assets	56,308,816	53,505,236	49,224,647

Total assets	526,049,597	600,601,524	621,663,908

Identifiable long-lived assets	364,034,083	463,515,914	485,934,567
Current assets	162,015,514	137,085,610	135,729,341

Total assets	526,049,597	600,601,524	621,663,908

e) Derivative financial instruments
Derivative financial instruments are used by the Company principally in the management of its foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading purposes.
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
During 2005 and 2004, the Company entered into forward and to manage its exposure associated with its foreign currency commitments in US dollars, which were primarily for raw materials purchases. During 2005 and 2004, the Company entered into cross-currency swaps to manage its foreign currency risk exposure associated with its long-term investments in bonds and time deposits. At December 31, 2005 and 2004, the Company had derivative financial instruments outstanding consisting of forward contracts to purchase US dollars and cross currency swap with a notional amount of ThCh$108,080,220 in 2005 all of which mature as per Note 24 and ThCh$119,574,830 in 2004, all of which matured as per Note 24. See Note 24 above for the detail of the derivative instruments at December 31, 2005 and 2004. None of these derivative financial instruments were designed as hedges in accordance with U.S. GAAP.
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

f) Operating income
Under Chilean GAAP, the following income and expenses arising during the years ended 2005, 2004 and 2003 are classified as “Non-operating income and expense” whereas under U.S. GAAP they would be included within “Operating income”:

	At December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$

Operating income as reported under Chilean GAAP	77,908,047	65,149,957	50,652,101
Gain on sale of, plant property and equipment	267,834	—	206,821
Lease of property (offices)	—	29,115	—
Reversal of contingencies provisions (1)	—	—	1,576,391
Provision for property, plant and equipment Itaoca (2)	—	(2,995,708)	—
Staff severance indemnities (3)	(2,404,004)	(2,384)	(67,132)
Lawsuit fees	(502,906)	—	—
Provision PIS Coffins	(2,280,217)	—	—
Provision for labor, tax and commercial lawsuits	(544,448)	(1,716,919)	(5,636,175)
Obsolescence and write-off of property, plant and equipment.	(1,113,431)	(128,137)	(193,170)
Loss on sale of property, plant and equipment	—	(291,510)	—
Provision for loss of investment in Transora	—	(635,240)	—
Provision for equity investee in Centralli Refrigerantes S.A.	(60,817)	(82,053)	(1,076,400)

Operating income under U.S. GAAP format	71,270,058	59,327,121	45,462,436

(1)	Refers to a reassessment of contingencies which resulted in a lower assessment of probable losses.

(2)	The Company recognized an impairment charge for the Itaoca plant, since the plant is redundant to the Company’s operations in Brazil. The impairment charge was based on an independent appraisal. The Company intends to sale the plant.

(3)	Retroactive benefit over severance indemnities.
g) Concentrations of credit risk
The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.
The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2005.

h) Disclosures regarding the fair values of financial instruments
The estimated fair values of the Company’s financial instruments were as follows:

	At December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	value	Value	Value	value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	14,412,531	14,412,531	14,324,761	14,324,761
Time deposits	25,700,571	25,700,571	7,833,816	7,833,816
Marketable securities	14,003,282	14,005,756	16,660,657	16,760,239
Trade accounts receivable (net).	34,207,081	34,207,081	32,341,391	32,341,391
Notes receivable (net)	11,142,844	11,142,844	10,361,590	10,361,590
Other receivables (net)	19,777,487	19,777,487	16,860,558	16,860,558
Long-term time deposits	—	—	47,574,012	47,574,012
Long-term credits	8,323,000	8,323,000	21,463,932	21,463,932
Long-term investment in bonds	82,637,436	82,399,850	96,108,356	99,719,574
Long-term receivables	110,473	110,473	48,638	48,638
Foreign currency contracts (net)	32,720,600	32,720,600	21,067,143	21,067,143

	At December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	value	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Short and long-term term bank borrowings	28,873,931	28,873,931	68,128,052	68,128,052
Bonds payable	115,486,448	128,170,341	129,587,843	144,327,839
Dividends payable	3,978,869	3,978,869	4,600,639	4,600,639
Accounts payable	37,876,730	37,876,730	35,152,154	35,152,154
Notes payable	—	—	5,180	5,180
Other creditors short and long-term	2,972,278	2,972,278	3,181,589	3,181,589
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
Bonds payable: The fair value of bonds payable, including current portion, is estimated based on the quoted market price of the Company’s US dollar — denominated bonds payable.
Foreign currency contracts: The estimated fair values of the forward and swaps contracts are based on quoted market prices at year end.
i) Available for sale securities

The following are required disclosures for investments classified as available for-sale in accordance with SFAS 115. Realized gains and losses are determined using the proceeds from sale less the cost of the investments identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2005, 2004 and 2003 are as follows:

	Years ended December 31,
	2005	2004	2003
	ThCh$	ThCh$	ThCh$
Proceeds on realized gains	30,992,120	16,236,933	28,621,350
Realized gains	2,512,457	338,632	1,676,547
Proceeds on realized losses	—	—	15,683,284
Realized losses	—	—	(31,935)

The carrying value and market value of securities available-for sale as of December 31, 2005, 2004 and 2003 are as follows:

	Year ended December 31, 2005
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments
Chilean treasury bonds	7,374,607	—	(45,344)	7,329,263
Other securities of Chilean Institutions	45,299,078	330,474	(518,821)	45,110,731
Foreign investments	32,528,902	193,936	(195,357)	32,527,481

Total	85,202,587	524,410	(759,522)	84,967,475

	Year ended December 31, 2004
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments
Chilean treasury bonds	8,341,357	153,059	—	8,494,416
Other securities of Chilean Institutions	60,361,157	1,672,261	(40,482)	61,992,936
Foreign investments	33,185,445	2,080,020	(154,058)	35,111,407

Total	101,887,959	3,905,340	(194,540)	105,598,759

	Year ended December 31, 2003
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments
Chilean treasury bonds	9,151,767	—	(72,387)	9,079,380
Other securities of Chilean Institutions	55,126,195	1,902,098	(319,535)	56,708,758
Foreign investments	25,718,085	1,833,405	—	27,551,490

Total	89,996,047	3,735,503	(391,922)	93,339,628

The contractual maturities of securities classified by the Company as available-for-sale are as follows:

	Year ended December 31, 2005
		After one	After five
		year but	years but
	Within	within	within ten	After
	one year	five years	years	ten years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments
Chilean treasury bonds	—	—	7,374,607	—	7,374,607
Other securities of Chilean institutions	—	9,489,873	35,809,205	—	45,299,078
Foreign investments	2,565,151	10,664,413	19,299,338	—	32,528,902

Total	2,565,151	20,154,286	62,483,150	—	85,202,587

j) Goodwill
The Company has performed the impairment test of goodwill as required by SFAS No.142, which did not result in any impairment.
The table below presents the allocation of the total carrying value of goodwill, net of accumulated amortization calculated up to December 31, 2001 by major line of business of the Company:

Business Segment	ThCh$
Softdrinks	87,308,791

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

l) Recent Accounting Pronouncements
In May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. Accounting Principles Board Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.
In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 “Accounting for Certain hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140”. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

EXHIBIT INDEX

Item	Description
1.1	English translation of our Bylaws (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F for the fiscal year ended December 31, 1996 and incorporated herein by reference)

8.1	List of our subsidiaries (filed herewith).

12.1	Certification of Jaime Garcia pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Osvaldo Garay pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Jaime Garcia pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certification of Osvaldo Garay pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).