Form 20-F
period 2006-12-31
ANDINA BOTTLING CO INC
filed 2007-06-29
CIK 925261

As filed with the Securities and Exchange Commission on June 29, 2007

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13142

Embotelladora Andina S.A.

(Exact name of Registrant as specified in its charter)

Andina Bottling Company

(Translation of the Registrant’s name in English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Avenida El Golf 40, Office 401 Las Condes - Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Series A Shares, Series B Shares of Registrant represented by American Depositary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

7.000% Notes due October 1, 2007

7.625% Notes due October 1, 2027

7.875% Notes due October 1, 2097

The number of outstanding shares of the issuer’s stock as of December 31, 2006 was 760,274,542 as follows:

380,137,271	Series A Shares
380,137,271	Series B Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                     Accelerated filer  ☒                         Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EX-8.1: LIST OF OUR SUBSIDIARIES

EX-12.1: CERTIFICATION

EX-12.2: CERTIFICATION

EX-13.1: CERTIFICATION

EX-13.2: CERTIFICATION

i

INTRODUCTION

References

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

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

Likewise, unless the context otherwise requires, “The Coca-Cola Company” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“C-C Chile”), which operates in the Republic of Chile, Coca-Cola Industrias Ltda. (“C-C Brazil”), which operates in the Federative Republic of Brazil (“Brazil”) and Servicios y Productos para Bebidas Refrescantes S.R.L. (“C-C Argentina”), which operates in the Republic of Argentina (“Argentina”).

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

ii

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Unless otherwise specified, references herein to “dollars,” “U.S. dollars” or “US$” are to United States dollars; references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos; references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate during the previous month; references to “Argentine pesos” or “AR$” are to Argentine pesos; and references to “real” or “reais” or “R$” are to Brazilian reais. Certain percentages and amounts contained in this annual report have been rounded for ease of presentation.

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under “Item 3. Key Information—Exchange Rates”) reported by the Banco Central de Chile (the Central Bank of Chile), which we refer to as the “Central Bank,” for December 31, 2006, which was Ch$532.39=US$1.00. The Observed Exchange Rate for June 27, 2007 was Ch$527.96 US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar figures presented in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.

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

Market Data

We have computed the information contained in this annual report regarding annual volume and per capita growth rates and levels, and market share, product segment, packaging and population data in bottling and franchise territories, and it is based upon statistics accumulated and certain assumptions we have made. Additional data was obtained from third parties. Sales information presented with respect to soft drinks and beer is based on data supplied by A.C. Nielsen Company (“A.C. Nielsen”) and is believed to be accurate although no assurances to that effect can be given. To the extent estimates are contained in this annual report, we believe that to the best of our knowledge such estimates are reliable. Market data used throughout this annual report were derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data herein (including percentage amounts) may not sum due to rounding.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2005 and 2006 and for each of the three years ended December 31, 2006 has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report in Item 18, that we refer to in this annual report as the “Consolidated Financial Statements.” Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States which we refer to as “U.S. GAAP.” Note 29 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates covered thereby.

Our consolidated financial results include the results of our subsidiaries located outside Chile, principally in Brazil and Argentina. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP and, to comply with local regulations, in accordance with accounting principles generally accepted in their country of operation. Our Consolidated Financial Statements reflect the Chilean GAAP results of our subsidiaries outside Chile translated into Chilean pesos. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos (which factors in the purchasing power of the Chilean peso) as of December 31, 2006. See Notes 1(c) and 29(a) and (b) to our Consolidated Financial Statements.

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

	Year ended December 31,
	2006		2006		2005		2004		2003		2002
	(in millions of constant Ch$ as of December 31, 2006 and millions of US$, except ratios, per share and per ADS data, and sales volume)
Income Statement Data:
Chilean GAAP:
Net sales	US$	1,027	Ch$	546.732	Ch$	476.072	Ch$	427.481	Ch$	411.136	Ch$	430.270
Cost of sales		(586)		(312.077)		(280.982)		(258.132)		(259.734)		(281.262)
Administrative and selling expenses		(262)		(139.593)		(115.545)		(102.831)		(99.686)		(103.540)
Operating income		179		95.062		79.544		66.518		51.716		45.468
Non-operating (expense) income, net		(1)		(620)		(7.252)		(12.527)		(26.361)		8.762
Income taxes and minority interest		(26)		(13.585)		(8.716)		(4.176)		(1.099)		(9.316)
Amortization of goodwill		(12)		(6.502)		(6.360)		(7.337)		(7.175)		(8.754)

Net income	US$	140	Ch$	74.355	Ch$	57.216	Ch$	42.478	Ch$	17.081	Ch$	36.160

Basic and diluted earning per share
Series A	US$	0.17		93.15		71.68		53.21		21.40		45.30
Series B		0.19		102.46		78.84		58.53		23.54		49.83
Basic and diluted earning per ADS(3)
Series A	US$	1.05		558.87		430.05		319.28		128.40		271.80
Series B		1.15		614.73		473.04		351.19		141.24		298.98
U.S.GAAP:
Net income	US$	144	Ch$	76,853	Ch$	76,763	Ch$	54,547	Ch$	18,777	Ch$	45,954
Total number of shares:
Series A		380,137,271		380,137,271		380,137,271		380,137,271		380,137,271		380,137,271
Series B		380,137,271		380,137,271		380,137,271		380,137,271		380,137,271		380,137,271
Dividends declared per series:
Series A	US$	66	Ch$	35,155	Ch$	33,908	Ch$	22,504	Ch$	24,405	Ch$	27,446
Series B		73		38,671		37,299		24,755		26,845		30,191
Basic and diluted earning per share
Series A	US$	0.18		96.27		96.16		68.33		23.52		57.56
Series B		0.20		105.90		105.77		75.16		25.87		63.32
Basic and diluted earning per ADS(3)
Series A	US$	1.09		577.62		576.97		409.99		141.14		345.38
Series B		1.19		635.40		634.64		450.97		155.23		379.93
Balance Sheet Data:
Chilean GAAP:
Total assets	US$	965	Ch$	513,599	Ch$	537,097	Ch$	613,214	Ch$	634,719	Ch$	734,366
Short-term debt (1)		62		32,901		42,988		35,434		21,976		18,655
Long-term debt		144		76,443		104,404		166,434		185,929		214,923
Total shareholders’ equity		516		274,733		274,074		307,647		328,442		404,207
U.S.GAAP:
Total shareholders’ equity		540		287,230		295,658		318,302		326,713		391,140
Other Financial Information:
Chilean GAAP:
Cash flows from operating activities	US$	238	Ch$	126,922	Ch$	98,857	Ch$	74,348	Ch$	78,376	Ch$	107,649
Cash flows from investing activities		11		5,983		11,137		(39,763)		(19,310)		(41,902)
Cash flows from financing activities		(211)		(112,315)		(116,518)		(46,329)		(64,413)		(69,813)
Depreciation		56		29,554		29,647		33,266		35,739		44,095
Capital expenditures		70		37,004		27,970		26,699		27,477		26,106
Ratio of total debt to total capitalization (2)		0.28		0.28		0.35		0.40		0.39		0.37
Other Operating Data:
Sales volume of :
Coca-Cola Soft Drinks (million UCs)(5)		381.9		381.9		360.1		336.3		315.5		301.8
Other Beverages (million UCs) (4)(5)		33.3		33.3		29.3		27.8		27.0		26.0

(1)	Includes short-term bank liabilities and the portion of long–term bank liabilities and bonds payable within 12 months.

(2)	Total debt is calculated as the sum of short–term and long–term financial debt. Total capitalization is calculated as the sum of total financial debt, minority interest and total shareholders’ equity. Shareholders’ equity under U.S. GAAP differs from Chilean GAAP in certain important respects. For a summary of the principal differences between U.S. GAAP and Chilean GAAP as they relate to us, see “Item 5 – Operating and Financial Review and Prospects – U.S. GAAP Reconciliation” and Note 29 to our Consolidated Financial Statements.

(3)	Each ADS represents six shares of common stock.

(4)	Includes waters and juices (in Chile and Argentina) and beer, waters and juices (in Brazil).

(5)	Unit cases (“UCs”) refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

Exchange Rates

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2002 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End
2002	641.75	756.56	689.50	718.61
2003	593.10	758.21	691.04	593.80
2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39

Month
December 2006	524.78	534.43	527.89	532.39
January 2007	534.32	545.18	541.06	544.49
February 2007	535.29	548.67	542.05	540.07
March 2007	535.36	541.95	538.45	539.21
April 2007	525.96	539.69	531.64	525.96
May 2007	517.64	527.52	521.98	525.10

Source: Central Bank.

(1)	Nominal Figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	With respect to annual periods, the average of the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.

The Observed Exchange Rate on June 27, 2007 was Ch$527.96 per US$1.00.

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

Risks Related to our Company

We rely heavily on our relationship with The Coca-Cola Company which has substantial influence over our business and operations

Approximately 88% of our net sales in 2006 were derived from the distribution of Coca-Cola soft drinks and 9% from the distribution of other beverages bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, the local subsidiary of The Coca-Cola Company or, in the case of fruit juices and nectars, The Minute Maid Company, a subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over our business through its rights under the Bottler Agreements. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.” Under the Bottler Agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by The Coca-Cola Company) sold to us. The Coca-Cola Company also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by The Coca-Cola Company. Pursuant to the Bottler Agreements, we are required to submit a business plan to The Coca-Cola Company for prior approval on a yearly basis. In accordance with the Bottler Agreements, The Coca-Cola Company may, among other things, require that we demonstrate financial ability to meet our business plan and if we are not able to demonstrate our financial capacity The Coca-Cola Company may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of, Coca-Cola soft drinks or other Coca-Cola beverages and products.

We depend on The Coca-Cola Company to renew the Bottler Agreements which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We cannot assure you that the Bottler Agreements will be renewed or extended upon their expiration, and even if they are renewed, we cannot be certain that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of the Bottler Agreements would have a material adverse effect on our business, financial condition and results of operation.

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

Our business is highly competitive and subject to price competition which may impact our net profits and margins

The soft drink and non-alcoholic beverage businesses are highly competitive in each of our Company’s franchise territories. In our franchise territories we compete with bottlers of regional brands as well as with products from Pepsi bottlers. Although our management believes that we are well positioned to meet our objective of increasing sales volume at acceptable levels in each of the franchise territories, it is possible that competition will continue, and we cannot assure you that such competition will not intensify in the future which could materially and adversely affect our financial condition and results of operations. See “Item 4. Information on the Company — Part B. Business Overview— Soft Drink Business—Competition.”

Raw material prices may be subject to U.S. dollar/local currency exchange risk which could increase our costs of operations

Numerous raw materials, including sugar and resin, are used in producing beverages and containers. We purchase raw materials from both domestic and international suppliers. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Raw Materials and Supplies.” Because we are often required to purchase raw materials in the international markets using U.S. dollars, we are subject to local currency risk in each of our operations. If the Chilean peso, Brazilian real or Argentine peso were to depreciate significantly against the U.S. dollar, the cost of certain raw materials could rise significantly, which could have an adverse effect on our financial condition and results of operation. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.

Instability in the supply of utility services may adversely impact our results of operations

Our operations depend on a stable supply of utilities and fuel in the countries where we operate. Given recent economic instability, particularly in Argentina, we cannot assure you that such instability will not impair our ability to procure required utility services or fuel in the future which could adversely impact our results or operations. Fluctuations in oil prices have affected the cost of energy and transportation in the three countries we operate and we expect that they will continue to do so in the future.

Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect the market price of our common shares and American Depositary Shares or ADSs

As a general rule, international investors consider Brazil and Argentina, and to a lesser extent Chile, to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil and Argentina and their evaluation of companies’ securities located in these countries.

During periods of heightened investor concern regarding emerging market economies, Brazil and Argentina, in particular, have experienced significant outflows of U.S. dollars. In addition, Brazilian and Argentine companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets, which have negatively affected the prices of Brazilian and Argentine securities. Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile. For example, adverse developments in other developing or emerging market countries may lead to decreased investor interest in investing in Chile or in the securities of Chilean companies, including securities of the Company.

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

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile

Approximately 45% of our assets and 40% of our net sales in 2006 were derived from our operations in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a 2.1% in 2002, 3.8% in 2003, 6.0%, in 2004, 5.7% in 2005 and 4.0% during 2006. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2004, 2005, and 2006 were 2.4%, 3.7% and 2.6%, respectively. We cannot assure you that Chilean inflation will not increase significantly. We cannot assure you that, under competitive pressure, we will be able to realize price increases, which could adversely impact our financial condition and results of operations.

The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities

The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect our operations and financial results and the dollar value of an investor’s return on an investment in our securities. The peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. Based on the Observed Exchange Rates for U.S. dollars in the period from December 31, 1997 to December 31, 2002 the value of the peso relative to the U.S. dollar decreased approximately 38.9% in nominal terms (without adjusting for inflation) and decreased 27.8% in real terms (adjusting for inflation), in the period from December 31, 2002 to December 31, 2006, the value of the peso relative to the U.S. dollar appreciated 35.0% in nominal terms (without adjusting for inflation) and appreciated 48.6% in real terms (adjusting for inflation). During 2006 the value of the peso relative to the U.S. dollar depreciated 3.7% in nominal terms (without adjusting for inflation) and depreciated 1.3% in real terms (adjusted for inflation). See “—Exchange Rates.”

Our Class A shares and Class B shares are traded in pesos on the Chilean Stock Exchanges. Cash distributions with respect to the shares will be received in pesos by the depositary, currently The Bank of New York or the depositary (as depositary for the Series A and Series B shares represented by the Series A and Series B ADSs), which will convert such pesos to U.S. dollars at the then prevailing exchange rate to make U.S. dollar payments in respect of the ADSs. If the value of the peso depreciates relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary would be adversely affected. In addition, the depositary will incur foreign currency conversion costs (to be ultimately borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to our ADRs. See “—Exchange Rates.”

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

In order to facilitate capital movements from and into Chile and to encourage foreign investment, the Central Bank eliminated foreign exchange restrictions and adopted the Compendio de Normas de Cambios Internacionales (“Compendium of Foreign Exchange Regulations”) effective April 19, 2001.

We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the shares underlying the ADRs or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the depositary was able to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chilean pesos.

Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise influence over the Brazilian economy, which together with historically volatile Brazilian political and economic conditions, could adversely affect our financial condition and results of operations and the market price of our shares and ADSs

Approximately 37% of our assets and 40% of our consolidated net sales in 2006 were derived from our operations in Brazil. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.

Historically, the Brazilian government has changed monetary, credit, tariff, and other policies to influence the course of Brazil’s economy. Such government actions have included wage and price controls as well as other measures such as freezing bank accounts, imposing exchange controls and imposing limits on imports and exports. Changes in policy and other political and economic developments could adversely affect the Brazilian economy and have a material adverse effect on our business, financial condition and results of operations. The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. For example, the Brazilian government in the past has imposed domestic price controls on certain products, including price controls on soft drinks and beer. Actions of the Brazilian government in the future could have a significant effect on economic conditions in Brazil, which could adversely affect private sector companies such as Refrescos, and thus, could adversely affect us.

Brazil’s current President, Luiz Inácio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. During 2006 he was reelected and will continue in office until the end of 2010. In the period leading up to and following President Lula’s election, there was substantial uncertainty regarding the policies the new government would pursue, including the potential implementation of macroeconomic policies that could have differed significantly from those of the prior administration. Although certain macroeconomic uncertainty remains, the level of confidence in the Brazilian economy improved recently resulting in an 8.1%, 11.8% and 8.7% appreciation in the value of the real against the U.S. dollar during 2004, 2005 and 2006 respectively. We cannot assure you that current economic conditions and policies intended to promote continued economic development will continue. We cannot predict what effect the policies of President Lula’s administration will have on Brazilian economic conditions or on our financial condition or results of operations.

Although inflation in Brazil has stabilized in recent years, increased inflation may adversely affect the operations of Refrescos which could adversely impact our financial condition and results of operations

Brazil has experienced high and generally unpredictable rates of inflation for many years in the past. Inflation itself, as well as the governmental policies to combat inflation, has had significant negative effects on the Brazilian economy in general. During the last two years Brazil has faced progressive lower inflation rates, in line with the country’s improvement of macroeconomic policies. As measured by the Brazilian Índice Nacional de Preços au Consumidor or INPC, inflation in Brazil was 6.1%, 5.1% and 2.8% in 2004, 2005 and 2006, respectively. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Refrescos and consequently our financial condition and results of operations and the market price of our shares and ADSs.

The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the real and the U.S. Dollar. During 2005 and 2006, the real appreciated 11.8% and 8.7%, respectively against the U.S. dollar compared to the prior year period. Current conditions are different, there is a higher volume of dollar reserves and a favorable trade balance, but there can be no assurance that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

Depreciation of the real relative to the U.S. dollar may increase the cost of servicing foreign currency-denominated debt that we may incur in the future, which could adversely affect our results of operations and financial condition. In addition, depreciation of the real creates additional inflationary pressures in Brazil that may negatively affect our results of operations. Depreciation generally curtails access to international capital markets and may prompt recessionary government intervention. It also reduces the U.S. dollar value of our revenues, distributions and dividends, and the U.S. dollar equivalent of the market price of our common shares. On the other hand, the appreciation of the real against the U.S. dollar may lead to the deterioration of Brazil’s public accounts and balance of payments, as well as to lower economic growth from exports.

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

Risks Relating to Argentina

Our business is dependent to some extent on economic conditions in Argentina

Approximately 18% of our assets and 20% of our net sales in 2006 were derived from our operations in Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, the financial condition and results of operations of our franchise in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina. In 2006, the Argentine economy continued recovering following the acute economic crisis that prevailed from 1998 through 2003. Recording a positive GDP growth, stability in its fiscal accounts, and a robust growth in exports. The Argentine crisis had a material adverse effect on our operations in Argentina. Notwithstanding the positive economic results recorded from 2003 until 2006, we cannot assure you that economic conditions will continue to improve or that our operations in Argentina will continue to experience improved results.

Political and economic instability may recur which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

In the period from 1998 through 2003, Argentina experienced acute economic problems that culminated with the restructuring of substantially all of Argentina’s sovereign bond indebtedness. A succession of presidents were inaugurated during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures. During this period, Argentina’s GDP contracted by 10.9% during 2002. Beginning in 2003, Argentine GDP began to recover and in 2004 and 2005 recorded an average rate of growth of 9% and continued to record significant GDP growth during 2006 of 8.4%.

The macroeconomic condition in Argentina has been characterized by:

•	increased inflation during 2006, which has been slightly controlled by price control;

•	high nominal exchange rate;

•	primary fiscal surplus and commercial surplus;

•	negative real interest rates; and

•	expansive monetary policy.

The Argentine economy had four years of recovery between 2003 and 2006, resulting in a cumulative 40% increase in GDP compared to 2002.

Real GDP growth was 8.4% for the year 2006. The exchange rate was stable during 2006, with variations of 1.0% and official inflation was 9.8% versus 12.3% in 2005, resulting from the price control policy carried out by the government. As of December 31, 2006, the exchange rate was AR$3.06 per U.S. dollar compared to AR$3.03 per U.S. dollar as of December 31, 2005. The employment situation improved slightly as the unemployment rate reached 9.8% during 2006, reflecting a decrease from the 10.1% achieved during 2005.

Despite the improvement of the Argentine economy from 2003 until 2006 compared to 2002, certain underlying structural problems which have repeatedly caused or contributed to the political crisis in the past, have not yet been resolved. A number of unpopular decisions may need to be made in order to address the continuing problems that Argentina is currently undergoing which may or may not impact popular support for current and future presidential administrations and political stability in Argentina. There can be no certainty Unstable economic conditions have had, and could have, a material adverse effect on our financial condition and results of operation.

During January of 2006, the Argentine government proceeded with an anticipated payment of the totality of the debt with the International Monetary Fund, paying almost US$9,600 million. After this payment, the balance of the Argentine public debt amounted to US$124,000 million, with the titles issued as a result of the exchange representing the most significant portion of the debt.

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

The Argentine government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividends or other payment we receive from our Argentine franchise

Until December 2001, the Argentine peso was pegged 1-to-1 to the U.S. dollar. From January 1st, 2002, the Argentine peso has been allowed to float freely against the U.S. dollar and other foreign currencies.

Since 2003 and following a series of restrictive measures in the money market and fund movements, the Argentine Central Bank removed several of the foreign exchange restrictions, including elimination of the requirement that the Argentine Central Bank approve the repayment of principal of financial indebtedness, extended the term for the repatriation of export proceeds, allowed earlier payments of imports, and as of April 2004, increased up to US$2 million, the monthly amount that Argentine-domiciled individuals or corporations are allowed to purchase and transfer abroad.

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

Inflation in Argentina may adversely affect our operations which could adversely impact our financial condition and results of operations

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. The annual rates of inflation (as measured by changes in the consumer price index) in 2001, 2002, 2003, 2004, 2005 and 2006 were -1.5%, 41.0%, 3.7%, 6.1%, 12.3%, and 9.8% respectively. High levels of inflation in Argentina could adversely affect the Argentine economy and have a material adverse effect on our financial condition and results of operations.

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

Argentina continues to face political and economic uncertainty

Although general economic conditions have improved recently, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past years and the absence of a clear political consensus in favor of any particular set of economic policies raises doubts about Argentina’s economic and political future. It is possible that, despite recent economic growth, Argentina could return to a deeper recession, higher inflation and unemployment and greater social unrest. We cannot assure you that laws and regulations implemented by the Argentine government to regulate the economy will not continue to change in the future or that any changes will not adversely affect our business, financial condition or results of operations.

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

The market for our shares may be volatile and illiquid

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$175,047 million at December 31, 2006 and an average monthly trading volume of approximately US$2,419 million for 2006. The lack of liquidity owing, in part, to the relatively small size of the Chilean securities markets may have a material adverse effect on the trading prices of our shares. Because the market for our ADSs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the Company

Our legal name is Embotelladora Andina S.A. and our commercial name for advertising and publicity purposes is Andina. We were incorporated and organized on February 7, 1946 under the Chilean Companies Law as a sociedad anónima (stock corporation). An abstract of our bylaws is registered with the Registro de Comercio de Santiago (Public Registry of Commerce of the City of Santiago) under No. 581 on page 768 of the year 1946. Pursuant to our bylaws, our term of duration is indefinite.

Our shares of common stock are listed and traded on the Santiago Stock Exchange and also traded on the Bolsa de Comercio de Valparaiso (the Valparaiso Stock Exchange) and Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange). Our Series A and Series B ADSs representing our Series A and Series B shares, respectively, are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida El Golf 40, Piso 4, Las Condes, Santiago, Chile. Our telephone number is +56-2-338-0520 and our website is www.koandina.com.

Our depositary agent for the ADSs in the United States is The Bank of New York, located at One Wall Street, New York, New York 10286. Our depositary agent’s telephone number is (212) 815-2296. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, United States and their phone number is (302) 738-6680.

History

In 1941, The Coca-Cola Company licensed a private Chilean company to produce coca-cola soft drinks in Chile, and production began in 1943. In 1946, the original licensee withdrew from the license arrangement, and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile. Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although no longer the sole Coca-Cola bottler in Chile, Andina has been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period of over 60 years.

In 1985, a majority of Andina’s shares was acquired by Freire and certain related persons. On December 31, 2006, Freire and entities controlled by Freire owned approximately 52.6% of our outstanding Series A shares, which have preferred voting rights and thereby controlled us.

Refrescos, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Río de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Refrescos for approximately US$120 million and contributed an additional US$31 million to Refrescos’ capital immediately after the acquisition to repay certain indebtedness of Refrescos.

Production of Coca-Cola soft drinks in the Argentine territory began in 1943 with the start-up of operations in the province of Córdoba, Argentina, through Inti S.A.I.C., which we refer to as Inti. In July 1995, we (through Inversiones del Atlántico S.A., an investment company incorporated in Argentina), which we refer to as IASA, acquired a 59% interest in Edasa, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A. These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., which we refer to as Romesa. In 1996 we acquired an additional 35.9% interest in Edasa and an additional 78.7% interest in Inti and a 100% interest in Cipet located in Buenos Aires (a PET plastic bottle and packaging business) and a 15.2% interest in Cican. Edasa is the Coca-Cola bottler in the provinces of Entre Ríos, San Luis, San Juan, Mendoza, part of Santa Fe and part of Buenos Aires. During 1997, the operations of Romesa were merged into Inti. In 1999, Edasa was merged into IASA. In 2000,

IASA was merged into Inti, which in turn changed its corporate name to Embotelladora del Atlántico S.A. (EDASA). In December 2002, the boards of directors of Edasa and Cipet, decided to merge Cipet into Edasa.

In December 1998, Andina repurchased from The Coca-Cola Company its 49% stake in Vital for US$25.5 million. Concurrently with that transaction, The Coca-Cola Company purchased Vital’s mineral water springs located at Chanqueahue, 80 miles south of Santiago for US$10.7 million. As part of the transaction, the Vital bottler agreement was replaced with a juice bottler agreement with Minute Maid International Inc., as well as a new mineral water bottling agreement with The Coca-Cola Company. In addition, the 1995 shareholders’ agreement between us and The Coca-Cola Company regarding ownership of Vital was terminated. The Coca-Cola Company paid us US$22.6 million in consideration for that termination. The restructuring of the water and juice business in Chile enhanced our focus on the production of soft drinks, water and juice, which historically had been our core strength.

On December 22, 2005, the production and packaging business of water, juice and non-carbonated beverages licensed by The Coca-Cola Company in Chile was restructured. Vital Aguas S.A. was created to develop the production and packaging businesses of Vital de Chanqueahue, mineral water and other non-carbonated beverages pursuant to contracts and authorizations agreed upon by Vital Aguas S.A. and The Coca-Cola Company. Consequently, Vital now focuses on producing juice and non-carbonated beverages and Vital Aguas S.A. produces and bottles water. Andina, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. own 56.5%, 26.4% and 17.1%, respectively, of the outstanding capital of Vital Aguas S.A. The equity interests of Embonor and Polar in Vital Aguas S.A. were sold by Andina for UF 169,306 and UF 109,428, respectively, generating earnings of ThCh$3,890,351 (UF 215,919). These earnings are recorded under other Non-operating income on our consolidated statements of income.

In March 2000, we purchased through Refrescos, from the Coffin Group, a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Río de Janeiro and Minas Gerais (Nitvitgov Refrigerantes S.A., which we refer to as NVG), for US$74.5 million. This territory was serviced by the Coffin Group through Perma Industria de Bebidas S.A., which we refer to as Perma. NVG was merged into Refrescos in 2000, and its operations were integrated with Refrescos in 2001. This acquired territory had a total population of approximately 8.8 million inhabitants and represented an increase of 70% in the volume of our operations in Brazil.

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

Cristalerías Joint Venture. Through their respective subsidiaries, Multipack and Crowpla Reicolite S.A., the Company and Cristalerías de Chile S.A. executed a letter of intent on May 29, 2001 to develop a PET production facility in Chile. On June 29, 2001, we and Cristalerías de Chile S.A. signed a series of contracts forming the joint venture through the formation of Envases CMF S.A. We contributed the assets necessary to further the development of the joint venture from Multipack. Our subsidiary, Andina Inversiones Societarias S.A. and Cristalerías de Chile S.A. each owns a 50% stake in the venture.

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

On December 23, 1996, the Superintendency of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones) decreed that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights. Later, during 2004, the Superinentendency approved Series B shares as investment instruments for Chilean Pension funds. Series A shares have always been eligible as investment instruments.

As a result of the Reclassification, statutory withdrawal rights under Chilean law were triggered that entitled shareholders to withdraw from an issue by returning their shares to the issuer upon the creation of preferred shares such as the Series A shares (preferred voting rights) or the Series B Shares (preferred dividend rights). If exercised, such withdrawal right is set at a price equal to the weighted average trading price over the two-month period prior to the date of the shareholders’ meeting approving the issuance of preferred shares. In November 1996, withdrawal rights were exercised as to 15,458,517 Common Shares for which Andina paid Ch$42,309 million (US$89.8 million). As required under Chilean law, we held the repurchased shares of common stock (subsequently reclassified as Series A shares and Series B shares) as treasury stock with neither voting nor economic rights for 12 months. During 1997, we canceled such shares and reduced shareholders’ equity.

Capital Expenditures

Our total capital expenditures were Ch$37,004 million in 2006, Ch$27,970 million in 2005, and Ch$26,699 million in 2004. In 2006, capital expenditures were principally related to the following:

Chile

•	Investments in returnable bottles (glass and PET bottles) and bottle cases;

•	Investments in cooling equipments, freezers, post mix and other point of sale equipments;

•	Investments in new equipment to increase efficiency and production capacity; and

•	Investments in property for a future distribution center.

Brazil

•	Investments in glass bottles and bottle cases;

•	Investment in coolers, freezers, post-mix and other point-of-sale equipment;

•	Investment in building the new distribution center at the Jacarepaguá plant (Rio de Janeiro); and

•	Remodeling of the administrative offices at the Jacarepaguá plant (Rio de Janeiro)

Argentina

•	Investments in bottles (glass and PET bottles) and bottle cases; and

•	Investments in new equipment to increase operating efficiency.

Waters and Juices

Waters

•	Increase capacity by adding a filling line for non returnable Pet bottles;

•	Extension of raw materials warehouse facility;

•	Increase capacity of electrical sub-station by adding a new 500KVA transformer;

•	Installation of accumulation pool with capacity of 200 cubic meters;

•	Installation of ozone equipment and carbon-activated filter to assure water quality;

•	Investment in bottle coding equipment; and

•	Increasing useful life and operating improvements of existing production lines.

Juices

•	Second stage of RILES treatment plant

•	Civil works, extension of patio for truck maneuvers;

•	Investment in wrapper for line 1 non returnable Pet packaging unit;

•	Re-design of transportation and packaging system line 1 non returnable Pet packaging unit;

•	Investment in labeling machine for line 1 non returnable Pet packaging unit;

•	Replacement of electronic inspection equipment: and

•	Increasing useful life and operating improvements of production lines.

PET Packaging

Investments in PET package facilities during 2006 included ordinary course maintenance and investment designed to increase efficiency and reliability. The following table sets forth our capital expenditures for the periods indicated:

Capital Expenditures by Territory and by Line of Business

	Year ended December 31,
	2006	2005	2004
	MCh$	MCh$	MCh$
Soft Drinks:
Chilean territory	14,967	14,456	15,560
Brazilian territory	14,615	7,698	7,991
Argentine territory	5,438	4,843	1,752
Other Beverages:
Vital S.A. and Vital Aguas S.A.	1,673	680	893
PET Packaging:
Argentine territory	311	293	503

Total	37,004	27,970	26,699

In 2006, we invested approximately Ch$1,246 million in improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting services and other studies.

Divestitures

During 2005, Refrescos sold the warehouse located in Itaóca, Rio de Janeiro, in accordance with the new distribution and logistics project, for a total amount of US 1.3 million. During 2006, Refrescos sold the warehouse located in Itambi, Rio de Janeiro, for a total amount of US$1.4 million.

As a result of the restructuring on December 22, 2005 of the water business, Andina sold its 43.5% ownership interest in Vital Aguas S.A. to Embonor S.A. (26.4%) and Embotelladora Coca-Cola Polar S.A. (17.1%). The total amount of the transaction was Ch$5,109 million obtaining earnings of Ch$3,972 million, which appears in the income statement under the item “other non-operating income”.

B.	Business Overview

We are the largest producer of soft drinks in Chile and one of the largest soft drink producers in Brazil and Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 88.1% of our consolidated net sales in 2006. Through Andina, we are the sole producer and distributor of Coca-Cola soft drinks in the Chilean territory; through Refrescos, the sole producer and distributor of Coca-Cola soft drinks in the Brazilian territory; and through Edasa, the sole producer and distributor of Coca-Cola soft drinks in the Argentine territory. In 2006, we recorded consolidated net sales of Ch$481,700 million and total sales volume of 381.9 million unit cases of Coca-Cola soft drinks.

In addition to the Coca-Cola soft drinks business, through Vital S.A., we produce and distribute fruit juices and other fruit-flavored beverages in Chile under trademarks owned by The Coca-Cola Company. Also, through Vital Aguas S.A., we produce and sell mineral water and purified water in Chile under trademarks owned by The Coca-Cola Company. We also manufacture PET bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina. In Brazil, we also distribute the beer brands Kaiser, Bavaria, Heineken, Santa Cerva, Xingu and Sol.

Our Products

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our Chilean, Brazilian and Argentine franchise territories:

	Chile	Brazil	Argentina
Coca-Cola	x	x	x
Coca-Cola Light	x	x	x
Coca-Cola Light Limón	x	x
Fanta Naranja	x	x	x
Fanta Naranja Light	x	x	x
Fanta Limón			x
Fanta Uva		x
Fanta Uva Light		x
Fanta Exótica	x
Sprite	x	x	x
Sprite Zero	x	x	x
Quatro Light	x
Quatro Pomelo			x
Nordic Mist Ginger Ale	x
Nordic Mist Tónica	x
Minute Maid Mais		x
Taí	x
Guaraná Kuat		x
Guaraná Kuat Light		x
Guaraná Kuat Light com Laranja		x
Schweppes Club Soda		x
Schweppes Tónica		x	x
Schweppes Citrus		x	x
Crush Lima-Limón			x
Crush Naranja			x
Cepita Naranja			x
Cepita Manzana			x
Cepita Pomelo Rosado			x
Cepita Multifruta			x
Cepita Saborizada Pomelo			x
Cepita Saborizada Limonada			x
Cepita Saborizada Pomelo Rosado			x
Vital	x
Soda Kin			x
Dasani	x		x
Dasani Citrus	x		x
Dasani Limón			x
Dasani Tangerine	x
Dasani Active	x
Dasani Balance	x
Dasani Durazno			x
Bonaqua		x
Aquarius		x
Andina Frut	x
Andina Nectar	x
Andina Hi-C	x		x
Andina Forte	x
Andina Calcio + D	x
Kapo	x	x
Super Kapo con Nurisha	x
Powerade	x
Montefiore			x
Carioca			x
Burn		x
Nestea		x
Kaiser		x
Bavaria		x
Santa Cerva		x
Heineken		x
Xingu		x
Sol		x

We produce, market and distribute Coca-Cola soft drinks in our franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary in each jurisdiction of The Coca-Cola Company (collectively, the “Bottler Agreements”). We consider the enhancement of our relationship with The Coca-Cola Company an integral part of our business strategy.

We seek to enhance our business throughout the franchise territories by developing existing markets, penetrating other soft drink, waters and juices markets, forming strategic alliances with retailers to increase consumer demand for our products, increasing productivity, and by further internationalizing our operations.

1. Soft Drink Business

Sales Overview

We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters. The following table illustrates our historical sales volumes for each of our territories:

Soft Drink Sales Volumes

	Year ended December 31,
	2006	2005	2004
	(millions of UCs)
Chile	119.0	113.6	109.5
Brazil	155.4	147.7	133.5
Argentina	107.5	98.8	93.3

In 2006, our Coca-Cola soft drinks business accounted for net sales of Ch$481,700 million and operating income of Ch$85,557 million representing 88.1% and 90.0% of our consolidated net sales and operating income, respectively.

Our Chilean soft drink operations accounted for net sales in 2006 of Ch$182,331 million; the Brazilian soft drink operations for net sales of Ch$199,421 million; and the Argentine soft drink operations for net sales of Ch$99,948 million.

The following tables set forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in our franchise territories for the periods indicated.

	Year ended December 31, 2006
	Chile		Brazil		Argentina
	MCh$	UCs	MCh$	UCs	MCh$	UCs
Colas	146,298	96.1	163,719	124.7	75,551	79.8
Flavored soft drinks	36,033	22.8	35,702	30.7	24,397	27.7

Total	182,331	119.0	199,421	155.4	99,948	107.5

	Year ended December 31, 2005
	Chile		Brazil		Argentina
	MCh$	UCs	MCh$	UCs	MCh$	UCs
Colas	141,222	91.3	120,790	116.9	73,438	74.4
Flavored soft drinks	36,533	22.3	31,148	30.8	11,541	24.4

Total	177,755	113.6	151,938	147.7	84,980	98.8

	Year ended December 31, 2004
	Chile		Brazil		Argentina
	MCh$	UCs	MCh$	UCs	MCh$	UCs
Colas	137,528	88.7	100,183	105.7	59,791	70.2
Flavored soft drinks	34,458	20.8	23,458	27.8	17,559	23.1

Total	171,986	109.5	123,641	133.5	77,350	93.3

In Chile, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans of various sizes. It is also distributed as Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, in stainless steel and bag-in-box containers. In Brazil, Coca-Cola soft drinks are distributed in returnable and non-returnable glass, in PET bottles of various sizes, in aluminum cans and also as post-mix syrup. In Argentina, Edasa produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup. Regarding juices, they are distributed in tetra-pack and glass packaging.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by packaging type, measured as a percentage of total sales volume:

Soft Drink Sales by Packaging Type

	Year Ended December 31,
	2006			2005			2004
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix
Returnable	61.1	13.3	47.2	61.7	12.2	48.1	62.5	11.1	44.6
Non-returnable	34.9	84.0	52.0	34.1	85.0	51.0	33.3	85.9	54.4
Post Mix	4.0	2.7	0.8	4.2	2.8	0.9	4.2	3.0	1.0

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Customers and Distribution

As of December 31, 2006, we sold our products to approximately 46,603 customers in Chile, 59,284 customers in Brazil, and 44,061 customers in Argentina. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by type of customer, measured as a percentage of total sales volume:

Soft Drink Sales by Type of Customer

	Year ended December 31,
	2006			2005			2004
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)
Small- and medium-sized retail establishments for takeout	46	27	19	46	22	17	45	19	15
Wholesale distributors	8	21	30	7	23	30	7	24	29
Supermarkets	23	28	15	25	31	15	26	36	16
Restaurants, hotels and bars	6	19	4	6	19	4	6	16	4
Fast food outlets	3	2	1	3	2	1	3	2	1
Convenience stores	9	1	29	7	1	31	8	1	32
Others	5	2	2	6	2	2	5	2	3

Total	100	100	100	100	100	100	100	100	100

Chile. As of December 31, 2006, Andina’s sales force in Chile consisted of 167 salespeople (139 full time and 28 part time) who call on most customers on average 1.6 times per week. For sales to major supermarkets, we employ approximately 6 key account managers, 13 field supervisors and 398 promoters (318 full time and 80 part time) who are on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis. Our distribution system for our soft drink products consisted of a group of 17 exclusive distributors, which are independent businesses that collectively deploy approximately 300 trucks, depending on seasonal demand. We own an additional 31 trucks. The 17 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 61.1% of total unit cases of soft drinks sold in 2006. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 46 days after invoices are issued. On average, accounts receivable from all clients are liquidated on a 22-day term.

Brazil. As of December 31, 2006, Refrescos’ sales force in Brazil consisted of an average of 412 salespeople, divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and bottles), (ii) sales to supermarkets (consisting of bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, water, juice, energy drinks and iced tea) distributed by Refrescos. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (ii) trucks operated by independent transport companies on a non-exclusive basis. In 2006, 10.2% were distributed by exclusive distributors, and 89.8% by independent transport companies.

Distribution of Refrescos’ beverages (including soft drinks, beer, bottled water, energy drinks and iced tea) takes place from distribution centers and production facilities. High volume customers such as supermarkets are serviced exclusively from the distribution centers located at Refrescos’ production facilities. In 2006, approximately 22% of Refrescos’ soft drink sales were paid for in cash at the time of delivery, 26% were paid by check to be cashed between one and ten days after delivery and 52% were paid between 10 and 45 days after delivery by invoice.

Argentina. As of December 31, 2006, our sales force in Argentina consisted of 375 employees, grouped in salespeople, merchandisers, and Contact Center personnel. In 2006, 70% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 30% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2006, approximately 72% of Edasa’s soft drink sales were paid for in cash and 28% were credit sales. Approximately 0.7% of credit sales were paid by short-term credit to be paid for within one to eight days after delivery, 19.3% of credit sales were made by simple account and 8% of credit sales were paid for by check.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company — Our business is highly competitive and subject to price competition which may impact our net profits and margins.”

Chile. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the amount of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the major brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and bottled water).

Brazil. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or Ambev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola.

Argentina. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Embotelladora de los Andes S.A., which is controlled by the Hunicken Group, produced Pepsi-Cola products in the province of Mendoza, and the license expired during 2005. As a result, they launched new soft drinks under the brand Talca that in the market for water is a well-known quality product with aggressive prices. Baesa produces Pepsi-Cola products in the provinces of Córdoba, Mendoza and Santa Fe. Pritty S.A. produces and sells Pritty, Doble Cola, Saldán, Switty, Rafting and during 2006 it launched Hook in the provinces of Córdoba, Santa Fe and Mendoza. In the province of Santa Fe, Baggio sells Mocoretá. In the province of Mendoza, San Isidro Refrescos S.A. sells Beach, Royal Crown, Upper 10, Sao, Sunkist and Seagram’s products, and Cahiza Hermanos sells Chyc.

Based on reports by A.C. Nielsen, we estimate that in 2006, our average soft drink market share within our franchise territories reached 67.8%, 57.3%, and 49.5% for Chile, Brazil, and Argentina, respectively.

The following table presents the market share of our main competitors in Chile, Brazil and Argentina for the periods indicated:

Market Share

	Year ended December 31,
	2006			2005			2004
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)
Coca-Cola soft drinks	68	57	50	68	56	51	68	53	51
ECUSA soft drinks	19	—	—	19	—	—	19	—	—
Pepsi-Cola and 7 Up products	3	5	18	3	5	17	4	6	17
Pritty products	—	—	10	—	—	10	—	—	10
Antarctica products	—	10	—	—	10	—	—	9	—
Brahma products	—	1	—	—	—	—	—	—	—
Other	10	27	22	10	29	22	9	32	22

Total	100	100	100	100	100	100	100	100	100

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

Chile—Raw Materials. We purchase concentrate at prices established by The Coca-Cola Company. We purchase sugar primarily from Industria Azucarera Nacional S.A., IANSA, the only producer of sugar in Chile, although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis. Fructose is purchased from Inducorn S.A. We obtain carbon dioxide gas from Praxair S.A. and AGA Chile S.A. Andina’s affiliate Envases CMF, produces returnable PET bottles and most of the non-returnable PET bottles we use. We purchase glass bottles principally from Cristalerías de Chile S.A. and Vitro Packaging Inc. Bottle tops and labels are purchased from Alusud, Inesa Chile, Metal Gráfica Cearense, Tapón Corona Colombia, Inyecal S.A. and other suppliers.

During 2006, 73% of cost of sales for soft drinks produced by Andina corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate represents 44%; sugar and artificial sweeteners 14%; non-returnable bottles 10%; bottle caps 3% and carbon dioxide 1%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 24% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Brazil - Raw Materials. Refrescos purchases concentrate in the city of Manaus at prices established by The Coca-Cola Company. Manaus has been designated as a duty-free development zone by the Brazilian government. Refrescos purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda., carbon dioxide gas mainly from Companhia White Martins Gases S.A. and AGA S.A., bottles PET from Amcor and Edasa’s Packaging Division, glass bottles from Owens Illinois and metal bottle caps from Aro. Refrescos purchases water from the municipality of Río de Janeiro.

During 2006, 73% of cost of sales for soft drinks produced by Refrescos corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 29%; sugar and artificial sweeteners 21%; non-returnable bottles 28%; cans 17%, bottle caps 4% and carbon dioxide 1%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 2% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non returnable glass bottles.

Argentina - Raw Materials. Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sugar mainly from Ing. y Refinería San Martín de Tabacal S.A., Cía. Azucarera Concepción S.A., Ledesma S.A.A.I. and Atanor S.C.A.; sweeteners (light) from Productos de Maíz S.A. and Ledesma S.A.A.I., and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. Edasa produces non-returnable and returnable PET bottles through Edasa’s Packaging Division, and glass bottles from Cattorini Hermanos, and bottle caps from Alusud S.A., Crown Packaging Argentina S.A. and Metalgráfica Cearense S.A. In the province of Córdoba, Edasa owns water wells and extracts water for soft drink production. Edasa buys water from Aguas Cordobesas S.A., for other purposes. Edasa also buys stretch wrap from Manuli Packaging Argentina ; shrink wrap from Plastiandino S.A. and Plásticos La Rioja S.A: ; and carton from Corrugadora Centro S.A.

During 2006, 71% of cost of sales for soft drinks produced by Edasa corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate represents 48%; sugar and artificial sweeteners 20%; non-returnable bottles 23%; bottle caps 4% and carbon dioxide 1%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 3% of the total costs of sales of soft drinks and correspond to can formats and juices.

PET Packaging - Raw Materials. The principal raw material required for production of PET bottles is PET resin, purchased mainly in Argentina and a smaller percentage imported from Asia. The principal suppliers of PET resin for the Edasa Packaging Division are Eastman Chemical Argentina S.R.L. Indorama Synthetics TBK, Far Eastern Textile Ltd. and Nan Ya Plastics Corp America. In 2006, the Edasa Packaging Division’s costs for PET resin accounted for 95.8% of the total variable cost of its sales of PET bottles.

Marketing

We and The Coca-Cola Company jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective Bottler Agreements. During 2006, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.”

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

We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating such systems, including providing hand-held computer and data gathering equipment to support the gathering of product, consumer and delivery information required to implement our channel marketing strategies effectively for most of our sales routes in Chile, Brazil and Argentina. We will continue investing to increase pre-sale coverage in certain of our new territories.

Marketing Expenditure. Our consolidated total marketing and advertising expenditures in 2006 were Ch$18,630 million.

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

2. Other Beverages

Chile. In addition to Coca-Cola soft drinks, through Vital S.A., we produce and sell juices, other fruit flavored beverages and sports drinks, and through Vital Aguas S.A. we produce and sell mineral water and purified water. Juices are produced and sold under the brands Andina Frut, Andina Néctar, Andina Hi-C and Kapo Sports drinks is sold under the Powerade brand. Water are produced and sold under the brands Vital (Vital mineral water), Dasani (unflavored purified water) and Dasani Citrus and Tangerine (flavored purified water).

Brazil. We distribute beer under the Kaiser, Bavaria, Heineken, Santa Cerva, Sol and Xingu labels. We also distribute water under the Bonaqua and Aquarius labels and sell and distribute ready-to-drink juices under the Kapo and Minute Maid Mais labels, energy drinks under the Burn brand name and Nestea iced tea.

Argentina. We distribute ready-to-drink juices under the Cepita brand name, which competes with other recognized brands such as Ades and Baggio. We also produce and sell water (sparkling and still) under the Dasani brand name and Soda Kin, which compete with well-known brands such as Villavicencio, Eco de Los Andes and Glaciar. During 2006, we launched Dasani flavored water competing in the segment developed by the brands, Ser, Villa del Sur and Magna.

The trademarks “Andina Frut”, “Andina Néctar”, “Andina Hi-C”, “Kapo”, “Powerade”, “Cepita”, “Kin”, “Bonaqua”, “Vital” and “Dasani” are owned by The Coca-Cola Company. We produce and/or sell non-soft drink beverages bearing these trademarks under bottling agreements with The Coca-Cola Company.

Waters and Juices in Chile

Through Vital S.A., we compete in the fruit juice, nectar, and sports drink segments of the beverage market in Chile, and through Vital Aguas S.A. we compete in the mineral water and purified water segments of the beverage market in Chile. Vital S.A. sells non-soft drink beverage products under five different brand names: Andina Frut (natural fruit juices), Andina Néctar (fruit nectars), Andina Hi-C (fruit refreshment with vitamins), Kapo (artificially flavored fruit drinks) and Powerade (sports drinks). On the other hand Vital Aguas S.A. sells its products under two brand names: Vital (mineral water) and Dasani (flavored and unflavored purified water).

Sales. In 2006, net sales of waters and juices in Chile represented 6.9% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$37,460 million, reflecting additional revenue we received from Vital’s sales to third parties together with Andina’s operating margin realized from the sale and distribution of these products. During 2006, the waters and juices industry in Chile experienced a 14.9% increase in sales volume.

The following table sets forth for the periods indicated, Vital’s net sales and sales by volume of unit cases of waters and juices:

Waters and Juices Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2006		2005		2004
	MCh$	UCs	MCh$	UCs	MCh$	UCs
Andina Frut	7,801	4.1	7,187	4.1	7,140	4.0
Andina Néctar	5,970	4.4	5,959	3.6	5,532	3.2
Kapo	3,520	3.1	3,648	2.8	3,943	3.0
Andina HI-C	357	0.2	593	0.3	697	0.4
Powerade	589	0.2	—	—	—	—
Dasani (Purified Water )	3,810	3.6	2,021	1.6	—	—
Vital (mineral water)	5,651	9.1	9,132	9.5	9,184	9.4

Total(2)	27,698	24.7	28,540	21.9	26,496	20.0

(1)	Reflects the sale of Vital and Vital Aguas to bottlers of The Coca-Cola Company.

(2)	Includes sales to related companies which are eliminated upon consolidation.

Marketing. Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital and Vital Aguas’ products.

Customers and Distribution. Juices and waters throughout Chile are distributed by means of distribution agreements between us and two other Coca-Cola bottlers. In 2006, Andina distributed approximately 55% of Vital’s products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 45%. Each Coca-Cola bottler in Chile distributes Vital and Vital Aguas products in its respective franchise territory. Under Vital and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory and each agrees not to distribute competing products.

Our management believes that our distribution arrangements for waters and juices provide an effective means of distributing those products throughout Chile using the extensive distribution system of the Coca-Cola bottlers. We have a good working relationship with the Coca-Cola bottlers that distribute waters and juices. If any Coca-Cola bottler were to cease distribution, our management believes it could arrange alternative distribution arrangements, but the transition to the new arrangements could involve significant delays in distributing products and would involve additional costs and an initial reduction in sales.

Competition. Vital Aguas’ principal competitors regarding water are CCU with the Cachantún brand and Aguas del Sur with the Benedictino brand. Vital S.A.’s principal competitors regarding juices are , Watt’s-CCU, Corpora Tres Montes and four of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A., Parmalat and Loncoleche S.A., who is also a subsidiary of Watt’s S.A. During 2006, the largest Chilean brewery CCU acquires from Watts S.A. a 50% ownership interest of the juice brands in Chile, creating a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products to compete with our waters and juices business because we believe that these products are of lower quality and value.

Based on reports by A.C. Nielsen, we estimate that in 2006, our market share within our Chilean franchise territories reached 30.7% for Juices and 27.2% for Water

Raw material for Juices. The principal raw materials used by Vital S.A. in the production of juices and as a percentage of total raw material costs, are sugar and artificial sweeteners 9.2%, fruit pulp and juices 10.7%, flavors aromas and citric acid 19.1%, containers 29.2% and wrapping material 5.4%, all of which during 2006 accounted for 79% if total costs for sales of juice, including packaging.

Raw materials for Waters: The principal raw materials used by Vital Aguas S.A. in the production of mineral water and purified unflavored and purified flavored water and as a percentage of total raw material costs are: Non returnable Pet packaging 44%, mineral water, flavor aromas, sugar and artificial sweeteners and citric acid 32.6%, packaging material 3.8%, caps 3.8% and carbon dioxide gas 0.7%, all of which during 2006 accounted for 88% of total costs for sales of water, including packaging.

Beer, Juices and Waters in Brazil

Sales. In 2006, net sales of beer, juices, waters, tea and energy drinks in Brazil were Ch$19,484 million, representing 3.6% of our consolidated net sales.

Refrescos uses its distribution system to distribute beer in the Brazilian territory. Refrescos started distributing beer in the 1980s as a result of the acquisition of Kaiser by a consortium of Coca-Cola bottlers (including Refrescos) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”). In 2006, Femsa acquired from Molson the controlling ownership interest over Kaiser.

Refrescos buys beer from Kaiser at a price determined by Kaiser and resells it to its customers at a fixed margin. In the case of certain discount sales that have been approved by Kaiser, Kaiser shares 50% of the cost of such discounts. In 2006, Refrescos’ net sales of beer were Ch$10,444 million, of which Kaiser brand beer accounted for 13%, Santa Cerva for 1.8%, Bavaria for 62.2%, Heineken for 4.2% Xingu for 1.7% and Sol for 17.1% of net sales.

Competition. In the beer sector, Refrescos’ main competitor is Ambev. According to A.C. Nielsen, beer sold by Kaiser and Ambev accounted for 8.6% and 69.3%, respectively, of the total sales of beer by volume in the Brazilian territory in 2006.

The Distribution Agreements. In December of 1993, Refrescos signed an agreement with Kaiser for the exclusive representation of the beer brands Heineken and Kaiser in the Brazilian territory. The term of the agreement was 5 years, with the possibility of a renewal. During November of 1998, the term of the agreement was extended to December 27, 2000, renewable for a 2-year period. On December 19, 2000, Refrescos exercised its option to renew the agreement until March 31, 2003. Notwithstanding the previous, on March 19, 2002, The Coca-Cola Company, Kaiser, Molson Inc. and the Brazilian Association of Coca-Cola Manufacturers or AFBCC (all distributors, including Refrescos, were represented by AFBCC) entered into an agreement which sets forth the general principles and obligations that will be applied by Kaiser and its distributors, including Refrescos, in the distribution of beer bottled or imported by Kaiser through the Coca-Cola distribution system for a twenty year period, which can be renewed for same period.

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

Refrescos, however, is free to undertake marketing or promotional activities with Kaiser’s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro region. Refrescos has agreed to devote at least 3% of its sales net of taxes of Kaiser products to such promotional activities or events.

Refrescos is prohibited from assigning, transferring, or otherwise encumbering the Kaiser distribution agreement or any interest therein for the benefit of third parties without prior written consent from Kaiser. Kaiser may terminate the Kaiser distribution agreement immediately in the event that Refrescos (i) declares bankruptcy, is made a party to bankruptcy proceedings or is placed under judicial administration, (ii) is dissolved or liquidated or its assets are nationalized, expropriated, attached or intervened, (iii) undergoes a change of business or of control, (iv) ceases to be a franchisee of The Coca-Cola Company or (v) causes a material breach of the Kaiser distribution agreement. In addition, Kaiser may terminate the Kaiser distribution agreement one year after delivery of notice that Refrescos is not complying with the terms thereof. Refrescos may terminate the Kaiser distribution agreement in the event of a material breach thereof by Kaiser.

3. PET Packaging

Overview and Background

We produce PET bottles in both returnable and non-returnable formats. The Coca-Cola Company acquired the right to use certain PET technology from Continental PET (now known as Graham Packaging Inc.) in 1991 and has sub-licensed that technology to certain PET-manufacturers that produce Coca-Cola PET bottles, including Envases CMF in Chile and Cipet in Argentina. The sublicense held by Cipet (now Edasa’s packaging division) will expire in February of 2012. The sublicense held by Envases CMF will expire in July 2007. We cannot assure you that the sublicenses will be renewed after their expiration. As a returnable packaging material, PET has advantages compared to glass because it is lightweight, difficult to break, transparent and easily recyclable. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products.

The Edasa Packaging Division (ex-Cipet) was established in 1987 by The Coca-Cola Company and Cía. Argentina Belga S.A., and was acquired by us as part of transactions with The Coca-Cola Company in December 1996. On January 1, 2003, Cipet was merged into Edasa and became Edasa’s packaging division. In 2006, the Edasa Packaging Division was one of the largest manufacturers of PET products in Argentina.

In Brazil, Refrescos purchases 60% of its PET packaging needs from Amcor, a global PET bottle manufacturer, and 40% from the Edasa Packaging Division.

Sales. In 2006, the Edasa Packaging Division had net sales of Ch$21,427 million with sales to Edasa Soft Drinks Division amounting to Ch$10,980 million, to Río de Janeiro Refrescos amounted to Ch$3,915 million and to Envases CMF amounting to Ch$302 million. The Edasa Packaging Division also sold PET bottles to third parties accounting for approximately Ch$6,230 million.

Competition. We are the supplier of returnable PET bottles for Coca-Cola bottlers in Argentina and Chile. According to the pre-existing agreements between The Coca-Cola Company and the other Coca-Cola bottlers within South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles to said bottlers.

In Chile, we have two principal competitors in the non–returnable PET bottles market: Strong Chemicals Ltda., the principal Chilean manufacturer of polyvinyl chloride or PVC plastic bottles for edible oils, and Plasco S.A., the exclusive supplier of PET bottles for ECUSA.

In Argentina, we compete principally with Alpla S.A. and Amcor. The Edasa Packaging Division is the exclusive supplier of returnable PET bottles to all Coca-Cola bottlers in Argentina.

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

5. Regulation

General

We are subject to the full range of government regulations generally applicable to companies engaged in business in our franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities and anti-trust laws. Currently, no material legal or administrative proceedings are pending against us with respect to any regulatory matter in any of our franchise territories except those listed as such in “Item 8. Financial Information—Legal Proceedings.” We believe, to the best of our knowledge that we are in compliance in all material respects with applicable statutory and administrative regulations relating to our business in each of our franchise territories.

Chile. There are no special licenses or permits required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from (and their activities are subject to supervision by) the Chilean Environmental Protection Services (Servicio Sanitario Metropolitano del Ambiente), which inspects plants and takes liquid samples for analysis on a regular basis. Our permit from the Chilean Environmental Protection Authority was obtained on January 8, 1992 and is in effect indefinitely. In addition, production and distribution of water is subject to special regulation such that mineral water may be drawn only from sources designated for such purpose by presidential decree. Certification of compliance with such decree is provided by the National Health Service today the Undersecretary’s Office of the Ministry of Health (Servicio de Salud Metropolitano del Ambiente). Our mineral water production facilities have received the required certification.

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

During October of 2005, following pre-certification and certification procedures developed through audits carried out by a third party (SGS), the Company was recommended for the ISO 14001. As a result, the production facility located at Carlos Valdovinos 560, San Joaquin, in Santiago, Chile, has achieved the four Quality System Certifications, Nourishing Security, Environment and Security and Occupational Health, the first plant in Latin America to obtain this achievement. During 2006, the Carlos Valdovinos facility renewed for another 3 years the Nourishing Security certification, based on Codex Alimentarius and Chilean Decree No. 2861:2004, mandatory for food industries.

In May of 2006, our Company received the 2005 National Award for Quality in the category for Large Corporations based on the evaluation of performance excellence, known as Malcolm Balridge in the United States. It is the first time this distinction is awarded to a company of the consumer products industry. And it is a recognition to the performance of Embotelladora Andina S.A. that during 60 years of trajectory has proven excellence in its procedures, client service and regarding social responsibility.

Also, in October 2006 The Coca-Cola Company issued its audit regarding Certifications of Quality, Security and Environment Systems known as PHASE 3, and we have become the first production facility in Chile to receive this certification.

In 2003, the plants of Rengo, Carlos Valdovinos and Vital certified for their production processes, Hazard Analysis and Critical Control Point (“HACCP”) system under the Codex Alimentarius.

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

Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministério do Meio Ambiente (Brazilian Ministry of Environment) and the Conselho Nacional do Meio-Ambiente or CONAMA dictate environmental policy, including, without limitation, initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or IBAMA enforces environmental regulations set by CONAMA. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect us. Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente or FEEMA, the principal environmental authority in Rio de Janeiro and the Instituto Estatal del Medio Ambiente y Recursos Hídricos or IEMA, the principal environmental authority in Espiritu Santo. FEEMA and IEMA periodically inspect industrial sites and tests liquid waste for contamination. We believe to the best of our knowledge that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material effect on our results or operations.

Argentina. The Argentine Constitution, as amended in 1994, allows any individual who believes a third party may be damaging the environment to initiate an action against it. No such action has ever been instituted against us, but we cannot assure you that an action will not be brought in the future. Though provincial governments have primary regulatory authority over environmental matters, municipal and federal authorities are also competent to enact laws on environmental issues. Thus, municipalities are competent on local environmental matters, such as waste management, while the federal government regulates inter-province environmental issues, such as transport of hazardous waste or environmental matters covered by international treaties.

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

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our principal subsidiaries as of December 31, 2006.

Operating Subsidiaries	Activity	Country of Incorporation	Percentage Ownership
Vital S.A.	Operation of industrial facilities engaged in the manufacture, production, processing, distribution and marketing in general of all food products and particularly of all kinds of juices.	Chile	99.99

Vital Aguas S.A.	Operation of industrial facilities engaged in the manufacture, production, processing, distribution and marketing in general of all food products and particularly of all kinds of mineral and purified water.	Chile	56.50

Servicios Multivending Ltda.	Retail sale of consumer products through automatic vending machines.	Chile	99.99

Transportes Andina Refrescos Ltda.	Provision and exploitation of and management of national and international land transportation	Chile	99.99

Rio de Janeiro Refrescos Ltda.	Production and sale of alcoholic and non-alcoholic beverages, mineral water, nectars, syrups, powdered juices and other related semi processed products as well as any related operations.	Brazil	99.99

Embotelladora del Atlántico S.A.	Production, bottling, distribution and sale of non-alcoholic beverages, design, production and sale of plastic products derived from the plastic industry, mainly in the packaging area.	Argentina	99.99

Abisa Corp. S.A.	Investment company.	British Virgin Islands	99.99

The following chart presents in summary form the Company’s direct and indirect ownership participations in subsidiaries and affiliates:

D.	Property, Plants and Equipment

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties and facilities in each of the franchise territories:

Location	Principal Use	Size (mt2)
Chile:
Santiago/San Joaquín/Las Condes	Offices; Coca-Cola soft drinks production; Warehouse	91,611
San Joaquín	Distribution Center	15,058
Renca	Warehouse	271,717
Rancagua	Warehouse;	25,920
San Antonio	Warehouse;	19,809
Renca	Offices; Juice production	40,000
Rengo	Mineral water production	12,375
Maipú	Distribution Center (under development)	48,000
Pudahuel	Offices, PET bottle production	74,001
Renca	Offices; Coca-Cola soft drinks production	51,906
Brazil:
Bangú	Warehouse	44,614
Jacarepaguá	Offices; Coca-Cola soft drinks production; Warehouse; Distribution Center	248,375
Cachoeiro do Itapemirim	Warehouse	8,000
Vitória	Warehouse; Coca-Cola soft drinks production	93,320
Itambi	Warehouse	131,420
Cabo Frio	Warehouse	1,985
Campos	Warehouse	24,200
Nova Iguaçú	Warehouse	79,958
Argentina:
Mendoza	Offices; Warehouse	41,579
San Juan	Warehouse; Offices	48,036
San Luis	Warehouse; Offices	6,069
Rosario	Offices; Warehouse	28,070
Santo Tomé	Offices; Warehouse	89,774
Córdoba	Offices; Coca-Cola soft drinks production; Warehouse	923,360
Río IV	Warehouse; Offices	7,482
Buenos Aires	Offices; PET bottle production	27,043

We own all of our properties which are not subject to material encumbrances.

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2006			2005
	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Coca-Cola soft drinks (millions of UCs):
Chile	154	68	81	151	67	86
Brazil	204	75	84	204	72	86
Argentina	133	82	97	129	79	92
Other beverages (millions of UCs)	49	55	72	45	48	69
PET packaging (millions of bottles)	639	96	100	639	93	100

Total installed annual production capacity assumes production of the mix of products and containers produced in 2006. In 2006, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We maintain quality control laboratories at each production facility where raw materials are tested and soft drink samples are analyzed.

As of December 31, 2006, we had total installed annual production capacity, including soft drinks, fruit waters and juices, of 540 million unit cases. Our primary facilities include:

•	one soft drink production facility with eight production lines in the Chilean territory, with total installed annual capacity of 154 million unit cases (28% of our total installed annual capacity);

•

through Vital S.A. in the Chilean territory, one fruit juice production facility, with six production lines, with total installed annual capacity of 21 million unit cases (4% of our total installed annual capacity);

•

through Vital Aguas S.A. in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 28 million unit cases (5% of our total installed annual capacity);

•

two soft drink production facilities with eleven production lines in the Brazilian territory with total installed annual capacity of 204 million unit cases (38% of our total installed annual capacity); and

•	one soft drink production facility with seven production lines in the Argentine territory with a total installed annual capacity of 133 million unit cases (25% of our total installed annual capacity).

ITEM 4A.	UNRESOLVED SECURITIES AND EXCHANGE COMMISION STAFF COMMENTS

Not Applicable -

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

The following discussion should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto, included in Item 18. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 29 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

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

Income reported on a U.S. GAAP basis differs from that reported in accordance with Chilean GAAP principally due to basic differences in property, plant and equipment, accounting for deferred income taxes, acquisition through the issuance of shares, difference in accounting for investments in related companies and different goodwill amounts, difference in accounting for translation adjustment of foreign investments, difference in joint venture accounting, and differences in amortization periods for goodwill. The effect of inflation accounting under Chilean GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 29 of the notes to the Consolidated Financial Statements.

Factors Affecting Comparability

During 2006, there were no changes in the application of Chilean GAAP as compared to the previous year that could materially affect the comparability of the financial statements.

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

Allowance for doubtful accounts

We evaluate the collectibility of our trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, our recent loss history and an overall assessment of past due trade accounts receivable outstanding. As of December 31, 2006, our accounts receivable balance was Ch$60,252 million, net of allowances for doubtful accounts of Ch$1,544 million. Historically, on a consolidated basis, doubtful accounts have averaged less than 1% of consolidated net sales.

Property, plant and equipment

Property, plant and equipment (excluding the technical reappraisal that occurred in 1979 which was eliminated in the reconciliation to U.S. GAAP) is recorded at cost plus price-level restatements and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened, we depreciate the net book value in excess of the estimated salvage value over its revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, vending equipment, transportation equipment or software could result in shortened useful lives. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of future cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions and changes to our business model or changes in operating performance. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value. Free cash flows in Brazil and Argentina discounted at a rate of 12% resulted in a higher result than the amount for the corresponding assets (including goodwill) of the Company’s Brazilian and Argentine subsidiaries. Had discounted cash flows been reduced by 15%, the resulting amount would still be sufficient to cover the amount of the corresponding asset.

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

The following table sets forth, for the periods indicated, the net sales and operating income for the Company’s operations in Chile, Brazil and Argentina, respectively, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2006, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2006		2005		2004
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Chile	219,791	40.2	212,050	44.5	203,145	47.5
Brazil	218,904	40.0	165,923	34.9	135,349	31.7
Argentina	111.951	20.5	103,057	21.6	93,035	21.8
Intercountry eliminations (1)	(3,914)	(0.7)	(4,958)	(1.0)	(4,048)	(1.0)

Total	546,732	100.0	476,072	100.0	427,481	100.0

Operating income:
Chile	48,148	50.7	47,471	59.70	42,841	64.40
Brazil	34,930	36.7	20,910	26.3	14,025	21.1
Argentina	11,984	12.6	11,163	14.0	9,652	14.5

Total	95,062	100.0	79,544	100.00	66,518	100.00

(1)	Eliminations represent intercompany sales.

The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2006, and as a percentage of consolidated net sales or operating income, as the case may be:

	2006		2005		2004
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Soft drinks	481,700	88.1	414,673	87.1	372,977	87.2
Other beverages(1)	58,500	10.7	49,109	10.3	43,963	10.3
Packaging	6,532	1.2	12,290	2.6	10,541	2.5

Total	546,732	100.0	476,072	100.0	427,481	100.0

	MCh$	%	MCh$	%	MCh$	%
Operating income:
Soft drinks	85,557	90.0	70,291	88.4	58,767	88.4
Other beverages(1)	7,514	7.9	7,104	8.9	5,734	8.6
Packaging	1,991	2.1	2,149	2.7	2,017	3.0

Total	95,062	100.0	79,544	100.0	66,518	100.0

(1)	Includes, in Chile, waters and juices; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored waters and juices.

The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in millions of Chilean pesos with purchasing power as of December 31, 2006:

	Year ended December 31,
	2006		2005		2004
	(amounts in millions of Ch$)
	MCh$	%	MCh$	%	MCh$	%
Net sales	546,732	100.0	476,072	100.0	427,481	100.0
Cost of sales	(312,077)	-57.1	(280,983)	-59.0	(258,132)	-60.4

Gross profit	234,655	42.9	195,089	41.0	169,349	39.6
Administrative and selling expenses	(139,593)	-25.5	(115,545)	-24.3	(102,831)	-24.0
Operating income	95,062	17.4	79,544	16.7	66,518	15.6

Non-operating income (expenses), net	(7,122)	-1.3	(13,612)	-2.9	(19,865)	-4.6
Income taxes, minority interest (net)	(13,585)	-2.5	(8,716)	-1.8	(4,176)	-1.0

Net income	74,355	13.6	57,216	12.0	42,478	10.0

Results of Operations for the Years Ended December 31, 2006 and 2005

	Chile		Brazil		Argentina		Total(1)
	2006	2005	2006	2005	2006	2005	2006	2005
	(in millions of Ch$)
Net sales	219,791	212,050	218,904	165,923	111,951	103,057	546,732	476,072
Cost of sales	(122,281)	(118,675)	(122,977)	(99,130)	(70,733)	(68,136)	(312,077)	(280,983)
Gross profit	97,510	93,375	95,927	66,793	41,218	34,921	234,655	195,089

Administrative and selling expenses	(49,362)	(45,904)	(60,997)	(45,883)	(29,234)	(23,758)	(139,593)	(115,545)

Operating income	48,148	47,471	34,930	20,910	11,984	11,163	95,062	79,544

(1)	The total does not equal the sum of all the franchise territories due to intercountry eliminations.

Net Sales

Our consolidated net sales in 2006 were Ch$546,732 million, representing a 14.8% improvement over the Ch$476,072 million recorded in 2005. Consolidated Sales Volume amounted to 415.1 million unit cases, reflecting a 6.6% growth. Soft drinks grew 6.0%, waters 10.3% and juices 16.1%. This reflects that in the three countries where we operate, the consumption of our main products (soft drinks) has increased, also consolidating growth opportunities through waters, juices and beer, which altogether grew 13.7%. Net sales of Coca-Cola soft drinks represented 88.1% of total Consolidated Net Sales, reflecting an increase compared to the year 2005.

In Chile, total net sales amounted to Ch$219,791 million in 2006, which shows a 3.7% increase when comparing to 2005. The increase of total net sales in Chile was as a result of a 6.1% increase in sales volume amounting to 143.7 million unit cases, partially offset by a lower average income, due to a change of the product mix. In year 2006, our average volume market share in the soft drink market in Chile decreased from 68.5% during 2005 to 67.8% primarily due to price increases carried out during the year, however, we maintain our strong competitive position. Our average value market share has remained basically the same from 71.0% in 2005 to 70.8% during 2006.

Soft drink net sales in Chile amounted to Ch$182,331 million during 2006, representing a 2.6% increase regarding the previous year, principally explained by a 4.7% increase of soft drink volumes.Net sales of fruit waters and juices in Chile was Ch$37,460 million in 2006, showing an increase of 9.2% from 2005. This significant growth was led by an increase of sales volume of these segments, especially the Water category, with a 14.8% growth.

In Brazil, net sales in 2006 reached Ch$218,904 million, 31.9% higher than in 2005. Net sales of Coca-Cola soft drinks in Brazil were Ch$199,421 million, representing a 31.3% increase compared to 2005. This increase is principally explained by the increase in soft drinks volume of 5.2% from 2005, reaching 155.4 million unit cases in 2006 as a result of price adjustments carried out during 2006 in Brazil and exchange rates that benefited the conversion of figures. The increase of soft drink net sales per unit case was 24.7%. The devaluation of the Chilean end of period exchange rate was 3.9%, which had a positive impact upon the translation of figures, additionally the 11.1% appreciation of the Brazilian real further compensated this effect.

On the other hand, the Company’s beer, waters and juices operations in Brazil generated net sales in 2006 of Ch$19,484 million, representing a 39.3% increase from 2005. Net sales per unit case of the aggregate of beer, waters and juices grew 17.7% explained by price adjustments as well as by the positive effect of conversion of figures, already explained.

In Argentina, net sales in 2006 were Ch$111,951 million, representing an 8.6% increase from 2005. This increase is principally explained by higher total sales volume of 8.8% during 2006 and constant prices, partially offset by the 4.9% average devaluation of the Argentine. Sales volume of Coca-Cola soft drinks in 2006 grew 8.8% from 2005, amounting to 107.5 million unit cases of soft drinks sold. The Light segment has continued expanding, achieving a 21.5% growth and representing over 6% of the total portfolio of products.

Net sales of PET packaging in Argentina were Ch$10,447 million in 2006, representing a decrease of 39.4% compared to 2005, explained by changes in the business model and a lower resin prices.

Cost of Sales

Cost of sales were Ch$312,077 million in 2006, representing 57.1% of net sales, compared to Ch$280,983 million, or 59.0% of net sales in 2005. The decrease in cost of sales as a percentage of net sales in 2006 was principally due to the cost pressures that we observed during 2006 (that led to a 4.2% increase of the cost of sales per unit case in real terms), were lower than the price adjustments carried out in Chile, Brazil and Argentina. The increased cost of sales is mainly due to the increase in the cost of sugar in Brazil and the effect of translating figures, partially offset by the decrease of the price of resin.

For our Chilean operations, cost of sales represented 55.6% compared to 56.0% of Chilean net sales in 2005. For our Brazilian operations, cost of sales represented 56.2% of Brazilian net sales in 2006, compared to 59.7% in 2005. For the Argentine operations, cost of sales represented 63.2% of Argentine net sales in 2006, compared to 66.1% in 2005.

Gross Profit

Due to the aforementioned, gross profit in 2006 increased by 20.3%, reaching Ch$234,655 million, or 42.9% of net sales, compared to Ch$195,090 million, or 41.0% of net sales in 2005.

Administrative and Selling Expenses

Selling and administrative expenses amounted to Ch$139,593 million in 2006, this represented 25.5% of net sales for 2006 and a 20.8% growth with respect to the Ch$115,545 million in 2005, that represented 24.3% of net sales for that year. As a percentage of net sales, the Company’s Chilean operations recorded selling and administrative expenses of 22.4% in 2006 compared to 21.6% in 2005. Selling and administrative expenses in our Brazilian operations were 27.9% in 2006 compared with 27.7% in 2005 and the selling and administrative expenses in our Argentine operations were 26.1% in 2006 compared with 23.1% in 2005.

In Chile, selling and administrative expenses in 2006 increased by 7.5%, in Brazil 32.9%, and in Argentina 23.0% from 2005. These higher selling and administrative expenses are, in general terms, explained by increases in freight distribution expenses as a result of greater fuel prices and higher volumes. Higher selling and administrative expenses in Argentina were also due to increases in wages due to government decrees and strong pressures from labor unions. Higher selling and administrative expenses in Brazil were also impacted by the figure conversion effect, given the higher average appreciation of the real over the depreciation of the end of period Chilean peso.

Operating Income

As a consequence of the aforementioned, operating income increased 19.5% in 2006, amounting to Ch$95,062 million, or 17.4% of net sales, compared to Ch$79,544 million, or 16.7% of net sales in 2005.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2006	2005
	MCh$	MCh$
Financial income	12,532	29,121
Share of income from affiliated companies	516	786
Other non-operating income	5,695	7,467
Amortization of goodwill	(6,502)	(6,360)
Financial expenses	(15,373)	(21,556)
Other non-operating expenses	(7,384)	(7,901)
Price-level restatement and exchange gain (loss)	3,394	(15,169)

Non-operating income (expense), net	(7,122)	(13,612)

Non-operating income (expense), net, was a loss of Ch$7,122 million in 2006, compared to a loss of Ch$13,612 million in 2005, representing a decrease of 47.7% in 2006 compared to 2005. The principal differences between 2006 and 2005 were the following: A lower financial income explained the lower earnings obtained in cross currency swap agreements and the one-time profit recorded during 2005 due to the sale of bonds; this lower financial income was over compensated by earning due to exchange rate differences.

Income Taxes

Income taxes in 2006 increased 55.3% to Ch$13,555 million compared to Ch$8,729 million in 2005. The increase is principally explained by:

•	higher profits in the three operations

•	improved results in Brazil which resulted in higher taxable income

•

increased charges to results due to deferred taxes in Brazil, resulting from the elimination of the existing financial provision to cover an eventual loss relating to a Pis Cofins lawsuit that in the end had a favorable outcome for the Company.

•	Increased charges to results due differed taxes in Argentina resulting from use of tax loss carry forwards in order to cover tax earnings for the period.

Net Income

As a result of the aforementioned, net income in 2006 was Ch$74,355 million, representing 13.6% of net sales and an increase of 30.0% compared to net income of Ch$57,216 million in 2005.

Results of Operations for the Years Ended December 31, 2005 and 2004

	Chile		Brazil		Argentina		Total(1)
	2005	2004	2005	2004	2005	2004	2005	2004
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net sales	212,050	203,145	165,923	135,349	103,057	93,035	476,072	427,481
Cost of sales	(118,675)	(116,166)	(99,130)	(83,958)	(68,136)	(62,056)	(280,983)	(258,132)

Gross profit	93,375	86,979	66,793	51,391	34,921	30,979	195,089	169,349
Administrative and selling expenses	(45,904)	(44,138)	(45,883)	(37,366)	(23,758)	(21,327)	(115,545)	(102,831)

Operating income	47,471	42,841	20,910	14,025	11,163	9,652	79,544	66,518

(1)	The total does not equal the sum of all the franchise territories due to intercountry eliminations.

Net Sales

Our consolidated net sales in 2005 were Ch$476,072 million, representing an 11.3% improvement over the Ch$427,481 million recorded in 2004. The increase in 2005 was principally due to an increase of 7.1% in consolidated volume sales and a 4.3% increase in net sales per unit case in real terms, given price adjustments carried out in the three countries. Net sales of Coca-Cola soft drinks represented 87.1% of total Consolidated Net Sales, remaining stable compared to year 2004.

In Chile, total net sales amounted to Ch$212,050 million in 2005, which shows a 4.4% increase when comparing to 2004. The increase of total net sales in Chile was as a result of a 4.7% increase in sales volume amounting to 135.5 million unit cases, and certain price adjustments. In year 2005, our average volume market share in the soft drink market in Chile increased from 67.6% in 2004 to 68.5% primarily due to our effective market strategies which maintain our strong competitive position. This has enabled us to continue increasing our average volume market share in addition to increasing our average value market share from 70.2% in 2004 to 71.0% during 2005.

Soft drink net sales in Chile amounted to Ch$177.755 million during 2005, representing a 3.4% increase regarding the previous year, principally explained by a 3.8% increase of soft drink volumes.Net sales of waters and fruit juices was Ch$34,296 million in 2005, showing an increase of 10.4% from 2004. This significant growth was led by an increase of sales volume of these segments, especially the Water category, with a 17.8% growth. During 2005, we successfully launched Dasani, purified water, in carbonated, non carbonated and flavored versions, which greatly contributed to this significant growth.

In Brazil, net sales in 2005 reached Ch$165,923 million, 22.6% higher than in 2004. Net sales of Coca-Cola soft drinks in Brazil were Ch$151,938 million, representing a 22.9% increase compared to 2004. This increase is principally explained by the increase in soft drinks volume of 10.6% from 2004, reaching 153.7 million unit cases in 2005 as result of diverse market initiatives, such as launchings of family and individual formats, and a special focus on returnable formats that in the year 2005 represented 12.1% of total volume. Price adjustments carried out during 2005 in Brazil and exchange rates that benefited the figures conversion to Chilean GAAP, ended in an 11.1% increase of soft drink net sales per unit case. The 8.1% strengthen of the Chilean end of period exchange rate had a negative impact on the figures conversion to Chilean pesos, but the 16.1% average appreciation of the Brazilian real, over-compensated this effect.

On the other hand, the Company’s beer, waters and juices operations in Brazil generated net sales in 2005 of Ch$13,986 million, representing a 19.5% increase from 2004. Net sales per unit case of the aggregate volume of beer, waters and juices grew 18.5% explained by price adjustments as well as by the positive effect of conversion of figures, already explained.

In Argentina, net sales in 2005 were Ch$103,057 million, representing a 10.8% increase from 2004. This increase is principally explained by a higher total sales volume of 5.7% during 2005 and a 4.8% higher average net sales per unit case in real terms. Net sales per unit case expressed in Argentine pesos, increased by 16.0% (reflecting price increases in Argentina in real terms that were carried out during 2005) and which decreased due to the appreciation of the Chilean peso end of period Exchange rate (8.1%). Sales volume of Coca-Cola soft drinks in 2005 grew 6.3% from 2004, amounting to 99.2 million unit cases of soft drinks sold. This growth was driven mainly by the returnable formats that continued growing as a percentage of the total portfolio products, increasing from 43.7% of total sales volume in 2004 to 48.3% in 2005.

Net sales of PET packaging in Argentina were Ch$12,290 million in 2005, representing an increase of 16.6% compared to 2004. Sales volume in 2005 was 27,330 tons of resin, which represents a slight increase of 1.4% compared to the 2004 sales volume.

Cost of Sales

Cost of sales were Ch$280,982 million in 2005, representing 59.0% of net sales, compared to Ch$258,132 million, or 60.4% of net sales in 2004. The decrease in cost of sales as a percentage of net sales in 2005 was principally due to the cost pressures that we observed during 2005 (that led to a 2.2% increase of the cost of sales per unit case in real terms), were lower than the price adjustments carried out in Chile, Brazil and Argentina. The costs that were mainly affected during 2005 were sugar and resin (dollar-denominated costs), which were compensated by effective negotiations and the average appreciations of 7.9% and 16.1% of the Chilean peso and the Brazilian real, respectively.

For our Chilean operations, cost of sales represented 56.0% compared to 57.2% of Chilean net sales in 2004. For our Brazilian operations, cost of sales represented 59.7% of Brazilian net sales in 2005, compared to 62.0% in 2004. For the Argentine operations, cost of sales represented 66.1% of Argentine net sales in 2005, compared to 66.7% in 2004.

Gross Profit

Due to the aforementioned, gross profit in 2005 increased by 15.2%, reaching Ch$195,089 million, or 41.0% of net sales, compared to Ch$169,349 million, or 39.6% of net sales in 2004.

Administrative and Selling Expenses

Selling and administrative expenses amounted to Ch$115,545 million in 2005, this represented 24.3% of net sales for 2005 and a 12.4% growth with respect to the Ch$102,831 million in 2004, that represented 24.1% of net sales for that year. As a percentage of net sales, the Company’s Chilean operations recorded selling and administrative expenses of 21.6% in 2005, maintaining almost the same percentage as in the year 2004. Selling and administrative expenses in our Brazilian operations were 27.7% in 2005 compared with 27.6% in 2004 and the selling and administrative expenses in our Argentine operations were 23.1% in 2005 compared with 22.9% in 2004.

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

Operating Income

As a consequence of the aforementioned, operating income increased 19.6% in 2005, amounting to Ch$79,544 million, or 16.7% of net sales, compared to Ch$66,518 million, or 15.6% of net sales in 2004.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2005	2004
	MCh$	MCh$
Financial income	29,121	24,663
Share of income from affiliated companies	786	1,045
Other non-operating income	7,467	866
Amortization of goodwill	(6,360)	(7,337)
Financial expenses	(21,556)	(20,246)
Other non-operating expenses	(7,901)	(6,529)
Price-level restatement and exchange gain (loss)	(15,169)	(12,327)

Non-operating income (expense), net	(13,612)	(19,865)

Non-operating income (expense), net, was a loss of Ch$13,612 million in 2005, compared to a loss of Ch$19,865 million in 2004, representing a decrease of 31.5% in 2005 compared to 2004. The principal variances between 2005 and 2004 were the following:

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

Income Taxes

Income taxes in 2005 increased 109.2% to Ch$8,729 million compared to Ch$4,173 million in 2004. The increase is principally explained by:

•	Increase in revenues in Brazil which resulted in higher taxable income.

•	Increase in revenues in Chile which resulted in higher taxable income.

•	Lower credits to results due differed taxes in Argentina, resulting from provisions constituted in 2004, coupled with a difference in income tax affecting Cipet that arose from litigation.

Net Income

As a result of the aforementioned, net income in 2005 was Ch$57,216 million, representing 12.0% of net sales and an increase of 34.7% compared to net income of Ch$42,478 million in 2004.

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

During the third quarter of 1998, Technical Bulletin No. 64 was approved and applied retroactively to January 1, 1998. In our case, such bulletin required a return to accounting in U.S. dollars for all investments outside Chile. This methodology has an effect on results for the period and requires that the exchange rate difference be recorded in a reserve sub-account of shareholders’ equity.

The following table sets forth, for the periods indicated, variations among the consumer price index, UF and U.S. dollar:

	Year ended December 31,
	2006	2005	2004
Consumer price index variation	2.1%	3.6%	2.5%
UF variation	2.0%	3.8%	2.3%
U.S. dollar variation	3.9%	-8.1%	-6.1%

The effects of price-level restatement are summarized below:

	Year ended December 31,
	2006	2005	2004
	MCh$	MCh$	MCh$
Shareholders’ equity	(4,450)	(8,225)	(6,934)
Liabilities	(3,153)	(5,978)	(3,815)
Property, plant and equipment	1,490	2,755	2,063
Other assets	6,309	12,513	10,162

Balance sheet adjustments	196	1,065	1,476
Income statement adjustments	(512)	(1,647)	(508)
Foreign exchange (loss) gain	3,709	(14,587)	(13,295)

Price-level restatement and exchange (loss) gain	3,393	(15,169)	(12,327)

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

In Chile we had profits of Ch$3,709 million in 2006 due to the devaluation of the Chilean peso, compared to a negative impact of foreign currency fluctuations in 2005 in the amount of approximately Ch$14,587 million, due to our net asset position in U.S. dollars amounting to a total of approximately US$189 million. In Argentina and Brazil we recognized profits amounting in the aggregate to Ch$2,970 million in 2005 and Ch$404 million in 2006. These resulted from the application of the Argentine and Brazilian exchange rates in the currency conversion undertaken in our financial statements as of December 31, 2005 and 2006, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are reflected on our consolidated statements of income in other non-operating income.

We use hedge agreements, including cross-currency swaps and forwards, to protect against foreign currency risk. In 2004, 2005 and 2006, these agreements partially offset the effects of the variation of the Chilean peso exchange rate, whose results are recorded in financial income or expense in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

There are no restrictions to transfer funds among our operating subsidiaries. In the past, we have transferred funds from Argentina to Chile through capital reductions and during 2006 we received dividends from our Brazilian subsidiary, and we also expect to receive them in 2007.

Our management believes that, through these sources, we have sufficient financial resources available to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends to shareholders. The amount and frequency of future dividends will be determined by the General Shareholders’ Meeting upon the proposal of our board of directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future, except for the minimum 30% of annual profits required by Chilean law.

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

Investing Activities

Additions to property, plants and equipment during 2006 totaled Ch$37,004 million. Capital expenditures during 2006 were funded with cash flows from operations.

At December 31, 2006, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. Our management anticipates that additions to property, plant and equipment in 2007 will be in the range of US$81 million and plans to fund such additions through cash flows from operations.

We believe that cash flow generated by operations, cash balances, available lines of credit, including from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

Financing Activities

As of December 31, 2006, we had Ch$120,998 million invested in time deposits and other short-term and long-term investments not included as cash equivalents for purposes of Chilean GAAP. As of that date, we had available short-term credit lines in an amount equivalent to approximately Ch$57,740 million (US$108.5 million). The aggregate unused portion of such lines of credit at that date was equivalent to Ch$56,934 million (US$107 million).

Our unused sources of liquidity include 15 lines of credit. In Chile, we have the equivalent of US$9.4 million in credit available from two separate lines. In Brazil, we have the equivalent of US$86 million in credit available with ten lines. In Argentina, we have the equivalent of US$13.1 million in credit available with three lines.

In 2006, our available cash was principally used for investments in fixed assets of Ch$37,004 million and dividend payments of Ch$73,684 million. In 2005, the principal uses of cash were investments in fixed assets of Ch$27,970 million and dividend payments of Ch$74,075 million.

Liabilities

For the period ending December 31, 2006, our total liabilities, excluding minority interest, were Ch$237,695 million, representing a 9.2% decrease compared to December 31, 2005. The decrease in total liabilities resulted principally from a reduction in long-term bank debt and bond debt. As of December 31, 2006, our long term liabilities included (i) long-term bank debt of Ch$418 million, (ii) long-term bond debt of Ch$76,025 million, (iii) long-term notes outstanding of Ch$133 million, and (iv) long term notes and accounts payable to related companies of Ch$3,550 million (v) long term deferred taxes of Ch$4,128 million, and (vi) other long-term accrued liabilities and provisions of Ch$27,173 million, for a total of Ch$111,427 million of long-term liabilities compared to total long-term liabilities of Ch$134,500 million as of December 31, 2005.

Our short term liabilities, as of December 31, 2006 included (i) short-term bank debt of Ch$2,490 million, (ii) current portion of long-term bank liabilities of Ch$439 million, (iii) current portion of long-term bond debt of Ch$29,972 million, (iv) trade accounts payable of Ch$42,868 million, (v) notes payable to related companies of Ch$10,813 million, and (vi) other short-term liabilities, principally provisions, withholdings and income tax payable, for Ch$39,686 million, for a total of Ch$126,268 million of short-term liabilities compared to total short-term liabilities of Ch$127,382 million as of December 31, 2005.

As of December 31, 2006, our bond liabilities had a weighted average interest rate of 6.52% while our bank liabilities had a weighted average interest rate of 8.06%.

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2006:

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

On July 10, 2001, through our subsidiary The Sterling Pacific Corp, S.A., (now Abisa Corp.), we made an offer to repurchase for cash at par value the notes outstanding and the following notes were tendered:

•	US$118 million of the 7.00% Unsecured Notes due 2007;

•	US$96 million of the 7.625% Unsecured Notes due 2027; and

•	US$100 million of the 7.875% Notes due 2097.

On June 13, 2001, Andina completed a local bond placement in the Chilean capital markets of two series of bonds as follows:

•	UF 3.3 million series of bonds due 2008 with annual interest rate over inflation of 6.20% of which, UF 0.99 million was outstanding at December 31, 2006; and

•	UF 3.7 million series of bonds due 2026, with annual interest rate over inflation of 6.50%, being outstanding at December 31, 2006.

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

Additionally, principal raw materials used in the production of soft drinks, such as sugar and resin, may experience price increases in the future. Such price increases may affect our results if we are unable to pass the cost increases on to the sales price of our products due to depressed consumer demand and/or heightened competition.

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

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2006:

		Payments Due by Period
		Years
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions of constant Ch$ as of December 31, 2006)
	MCh$	MCh$	MCh$	MCh$	MCh$
Long-term bank debt(1)	857	439	418	0	0
Short-term bank debt	2,490	2,490	0	0	0
Bonds payable(2)	105,997	29,972	8,046	7,982	59,997
Purchase obligations	376	213	133	30	0

Subtotal-included in our balance sheet	109,720	33,114	8,597	8,012	59,997

Operating lease obligations	1,321	1,232	89	0	0

Purchase obligations	48,710	22,187	25,923	600	0
Subtotal-not included in our balance sheet	50,031	23,419	26,012	600	0

Total contractual obligations	159,751	56,533	34,609	8,612	59,997

(1)	See Notes 15(b) and 16 of the Notes to the Consolidated Financial Statements for additional information.

(2)	See Note 17 of the Notes to the Consolidated Financial Statements for additional information.

The following table presents future expirations for the remaining long term liabilities. These expirations have been made based on accounting estimates because the liabilities do not have specific dates of future payment as allowance for severance indemnities, contingencies, deferred taxes and liabilities for container guarantees are included.

		Maturity
		Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in millions of constant Ch$ as of December 31, 2006)
	MCh$	MCh$	MCh$	MCh$
Provisions	17,099	12,153	0	4,946
Other long-term liabilities	17,722	7,052	659	10,011

Total long-term liabilities not included in contractual obligations	34,821	19,205	659	14,957

U.S. GAAP Reconciliation

The principal differences between Chilean GAAP and U.S. GAAP as they relate to us are (i) inflation accounting under Chilean GAAP, which has not been reversed in the reconciliation to U.S. GAAP, (ii) the revaluation and depreciation of certain property, plant and equipment on the basis of a technical appraisal, (iii) different goodwill amounts and differences in amortization for goodwill, (iv) the treatment of mandatory minimum dividends, (v) difference in accounting for investments in related companies and joint ventures, (vi) the accounting for deferred income taxes, (vii) the treatment of investment securities, (viii) the accounting for the translation adjustment of foreign investments and translation of financial statements of non-Chilean operations; and, (ix) the accounting for derivative instruments. Note 29 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Net income after reconciliation to U.S. GAAP was Ch$12,069 million higher in 2004, Ch$19,547 million higher in 2005, and Ch$2,498 million higher in 2006, in each case than net income as reported under Chilean GAAP for each respective year. See Note 29(n) of the notes to the Consolidated Financial Statements. Under Chilean GAAP, shareholders’ equity at December 31, 2005, was Ch$274,074 million, compared to Ch$295,658 million under U.S. GAAP, representing a difference of 7.9%. Under Chilean GAAP, shareholders’ equity as of December 31, 2006 was Ch$274,733 million, compared to Ch$287,230 million under U.S. GAAP, representing a difference of 4.5%.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management and Board of Directors

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors. In accordance with our bylaws, the board of directors must consist of seven regular directors and seven alternate directors. Each director is assigned a specific alternate director. The directors may or may not be shareholders and are elected for a term of three years subject to indefinite re-election. In the case of Series A shares, it is necessary to have 14.29% of the total shares represented in a shareholders’ meeting in order to elect one director assuming there is 100% shareholder vote participation. In the case of series B shares, it is necessary to have a total of 50.1% of the total shares represented in a shareholders’ meeting to elect a director if it is also assumed that there is 100% shareholder vote participation. All members of the board of directors are nominated and elected every three years by and during the ordinary annual shareholders’ meeting. Cumulative voting is permitted for the election of directors.

In the event of a vacancy, the designated alternate director fills the vacancy for the remaining period of the director’s term. If the alternate director is unable or unwilling to serve, the board of directors may appoint a replacement to fill the vacancy, and the entire board of directors must be elected or re-elected at the next regularly scheduled shareholders’ meeting.

As of December 31, 2006, our board of directors consisted of the following directors and alternate directors:

Juan Claro	Chairman of the Board of Directors

Has been a member of the board of directors since April 2004.

Principal occupation: Entrepreneur

Other directorships: Pesquera Friosur, Emel, Empresas Melón S.A.,

Antofagasta Minerals S.A., Antofagasta PLC, Empresas CMPC S.A.,

Red Televisa Chilevisión S.A., ENTEL Chile S.A.

Date of birth: November 7, 1950

José Antonio Garcés, Jr.	Director

Has been a member of the board of directors since May 1991.

Principal occupation: General manager of Inversiones San Andrés Ltda.

Other directorships: Banvida S.A.; Inmobiliaria FFV S.A. and Fundación Paternitas

Date of birth: March 1, 1966

Gonzalo Said (1)	Director

Has been a member of the board of directors since May 1993.

Principal occupation: General manager and director of Inversiones Santa Virginia Ltda.

Other directorships: BBVA Administradora de Fondos Mutuos BHIF S.A., Embotelladora Andina S.A., and of Inmobiliaria Don Aurelio Ltda.

Date of birth: October 16, 1964

Salvador Said (1)	Director	Has been a member of the board of directors since April 1992. Principal occupation: Executive director of Said Holding Group Other directorships: Edelpa S.A., Parque Arauco S.A., BBVA

Administradora de Fondos Mutuos BHIF S.A. and BHIF Administradora de Fondos de Inversión S.A., Inversiones Caburga S.A.; Inversiones Delfín S.A.; Grupo Eulen Chile S.A.

Date of birth: September 16, 1964

James Robert Quincey	Director	Has been a member of the board of directors since April 2006. Principal occupation: President of Coca-Cola de Mexico Other directorships: Coca-Cola Embonor S.A. Date of birth: January 8, 1965

Arturo Majlis	Director

Has been a member of the board of directors since April 1997.

Principal occupation: Principal partner of the law offices of Grasty, Quintana, Majlis Compañía

Other directorships: Asesorías e Inversiones Til Til S.A.; Banchile Seguros de Vida and HNS Banco

Date of birth: April 7, 1962

Heriberto Urzúa (2)	Director

Has been a member of the board of directors since April 2006.

Principal occupation: Company directorships

Other directorships: Agrícola Ariztía S.A.,

Inversiones Alsacia S.A., Hortifrut S.A. Promoplan y Otros S.A., y RELSA S.A.

Date of birth: November 28, 1962

Ernesto Bertelsen	Alternate Director to Juan Claro	Has been a member of the board of directors since April 2005. Principal occupation: Director Banco BBVA. Other directorships: Factorline S.A. Date of birth: March 18, 1945

Patricio Parodi	Alternate Director to José Antonio Garcés

Has been a member of the board of directors since April 2005.

Principal occupation: General manager Consorcio Financiero S.A. and subsidiaries

Other directorships: Banmédica S.A.; Isapre Vida Tres S.A.; Isapre Banmédica S.A., Help S.A.; Clínica Dávila S.A.; Sociedad Punta del Cobre S.A.; Pacífico V Región S.A.; Maderas Condor S.A., Salfacorp S.A., Invernnova S.A. and Moletto Hermanos

Date of birth: April 28, 1963

José María Eyzaguirre	Alternate Director to Gonzalo Said	Has been a member of the board of directors since April 2006. Principal occupation: Lawyer, Partner at Estudio Claro y Cia. Other directorships: N/A Date of birth: May 22, 1962

José Domingo Eluchans	Alternate Director to Salvador Said.

Has been a member of the board of directors since April 2005.

Principal occupation: Partner at José Domingo Eluchans Asesorías Limitada

Other directorships: Banco BBVA, Envases del Pacífico S.A.

Date of birth: August 6, 1953

Jorge Hurtado G.	Alternate Director to James Quincey B.

Has been a member of the board of directors since January 1998.

Principal occupation: Directing Partner of Agrícola y Comercial Yerbas Buenas S.A.

Other directorships: CMPC Tissue S.A.; Vendomática S.A.; Adviser

Drilling S.A., Proemsa S.A., Trabajando.com Chile S.A., and Sociedad Anónima de Deportes Club de Golf Santiago

Date of birth: March 25, 1946

José Miguel Barros	Alternate Director to Arturo Majlis A.

Has been a member of the board of directors since April 2005.

Principal occupation: Director and Partner of Larrain Vial S.A.

Other directorships: Bata Chile S.A., Cerámica Santiago S.A., Viña Santa Carolina S.A. and Blanco y Negro S.A.

Date of birth: March 1, 1964

Pedro Vicente. (2)	Alternate Director to Heriberto Urzúa S.

Has been a member of the board of directors since April 2004.

Principal occupation: Director of Capital Consulting Services S.A.

Other directorship: Colbún S.A; Capital Care S.A.

Date of birth: August 11, 1951

(1)	Salvador Said S. is the cousin of Gonzalo Said H.

(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,045.

Senior Executives

Jaime García R.	Chief Executive Officer

Mr. García joined the Company in 1977, as head of the research-studies department. In 1978, he was appointed general manager of Embotelladora Talca (today part of Embonor S.A.). In 1979, Mr. García was appointed general manager of Embotelladora Concepción (part of Embonor S.A.). In 1983, he became financial manager of Andina, a position he held until 1987, when he was appointed general manager of ISASA (a subsidiary of Andina). In 1990, Mr. García was appointed general manager of Andina, a position he held until 1993, when he became our chief executive officer.

Date of birth: November 24, 1953

Michael Cooper A.	Chief Operating Officer

Mr. Cooper joined the Company in May 2000, as chief operating officer. In 1989, Mr. Cooper was the chief executive officer of Inchcape Coca-Cola bottling operations, with businesses in Chile, Peru and Russia. In 1999, Embonor S.A. bought Inchcape Chilean and Peruvian bottling operations and Mr. Cooper became chief executive officer of the consolidated entity.

Date of birth: May 15, 1948

Osvaldo Garay A.	Chief Financial Officer

Mr. Garay joined the Company in 1997, as controller of Andina. Mr. Garay was appointed as our chief financial officer on October 31, 2002. Prior to joining Andina, he held a similar position with Grupo Claro.

Date of birth: April 20, 1948

Pedro Pellegrini R.	Chief Legal & Communications Officer

Mr. Pellegrini joined the Company in June 1995, as chief legal & communications officer of Andina. From 1986 to 1992, Mr. Pellegrini worked at Carey & Cia., the largest law firm in Chile. From 1992 to 1995, Mr. Pellegrini served as a vice president of Citibank, N.A., and Citicorp-Chile and was in charge of legal corporate matters.

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

Date of birth: July 24, 1944

German Garib N.	Chief Information Officer	Mr. Garib joined the Company in 1998, as chief information officer. Prior to Andina, he was the marketing manager of IBM Chile. Date of birth: August 28, 1961

Renato Ramírez F.	General Manager of Chilean Soft Drink Operation

Mr. Ramírez joined the Company in 1979, as general manager of Chilean soft drink operations. Mr. Ramírez began working as head of the budget and costs department and, in 1980, was appointed planning assistant manager. From January 1988 to August 1990, he was the commercial manager of Embotelladora Williamson Balfour. From September 1990 to October 1992, Mr. Ramírez served as marketing manager for Telephone Company of Chile. In August 1993, he returned to Andina as commercial manager, a position he held until 1997.

Date of birth: July 27, 1952

Carlos A. Lohmann	General Manager of Río de Janeiro Refrescos Ltda.

Mr. Lohmann joined the Company in August 1997, as general manager of Refrescos, our Brazilian subsidiary. He began his professional career in 1970 at IBM Brazil and throughout his approximately 25-year career at IBM, served in different positions, including human resources manager, commercial operations support manager, branch office operations manager, director of customer services in Brazil and in New York, director of customer financing and general manager of IBM Leasing. In 1992, he was appointed general manager of the PC Company, a joint venture between IBM and Machline Group, in Sáo Paulo, Brazil, and in 1995 he was appointed general manager of the PC Company in Florida, United States.

Date of birth: October 20, 1945

Alejandro A. Feuereisen	General Manager of Embotelladora del Atlántico S.A.

Mr. Feuereisen has been employed as general manager of Embotelladora del Atlántico S.A. From September 1995 to July 1998, Mr. Feuereisen was a commercial manager of Embotelladora del Atlántico S.A. From 1993 to 1995, he was a sales manager at Andina and, from 1981 to 1992, an officer at Citibank, Santiago de Chile. During the last three years of his tenure at Citibank, Mr. Feuereisen was vice president of the International Financial Institutions Group. From 1977 to 1980, he served as financial analyst at Leasing Andino S.A., a subsidiary of Banco de Chile.

Date of birth: May 19, 1953

Cesar Vargas P.	General Manager of Vital S.A. and Vital Aguas S.A.

Mr. Vargas is the general manager of Vital S.A. and Vital Aguas S.A. and joined the Company in 1978. Mr. Vargas began working as project engineer and head of electric maintenance. In 1985, he was appointed head of the juice division plant of Industrial Sud Andina S.A. in Santiago, a former subsidiary of Andina, where he was subsequently promoted to deputy production manager of the juice and mineral water division. In 1992, Vital S.A. was created and Mr. Vargas was appointed operations manager, a position that he held until 1998, when he was appointed general manager.

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

Directors and alternate directors are paid an annual fee for attendance to meetings of the board of directors. The total compensation paid to each director or alternate director during 2006, which was approved by our shareholders, was as follows:

Compensation (millions of Ch$)(1)
Juan Claro G.	86
José Antonio Garcés S. (junior)	85
Gonzalo Said H.	81
Arturo Majlis A.	79
Salvador Said S.	79
Heriberto Urzúa S.	35
James Quincey B.	29
Ernesto Bertelsen R.	16
José D. Eluchans U.	16
José M. Barros V.	16
Patricio Parodi G.	16
Pedro A. Vicente M.	16
Jorge Hurtado G.	14
Albert J. Cussen M.(2)	12
José Eyzaguirre B.	12
Glenn Jordan S.(2)	7
Manuel E. Bezanilla U.(2)	4

(1)	The amounts paid to each director and director’s alternate for attendance at board meetings varies in accordance with the position held and the time period during which such position was held.

(2)	Member of the board of directors until April 2006.

For the year that ended on December 31, 2006, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$3,411 million of which Ch$2,808 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

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

1. Executive Committee

Company management is counseled by an executive committee comprised of four members of the board; the chairman of the board who participates by his or her own right, and the chief executive officer of the Company. This committee meets permanently throughout the year and it normally holds an average of two monthly sessions. As counselor to the board of directors, the executive committee proposes company policies in accordance with the results for the respective periods that have been disclosed in the annual reports. On April 25, 2006, Mr. José Antonio Garcés Silva (junior), Mr. Arturo Majlis Albala, Mr. Gonzalo Said Handal and Mr. Salvador Said Somavía were appointed members of the executive committee.

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

By resolution approved at the regular shareholders’ meeting held on April 19, 2006, and by resolution of board session N°988 held April 25, 2006, Mr. Juan Claro (chairman), Mr. José Antonio Garcés Silva (junior) and Mr. Heriberto Urzúa Sanchez were appointed as members of the directors’ committee. In the event that any of them should be unable to attend, they will be replaced by: Mr. Ernesto Bertelsen Repetto, Mr. Patricio Parodi Gil and Mr. Pedro Arturo Vicente Molina, respectively.

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

3. Audit Committee

On July 26, 2005, the board of directors agreed that in order to comply with the requirements of the New York Stock Exchange or NYSE and the Securities and Exchange Commission or SEC, it was necessary to establish an audit committee before July 31, 2005, so as to comply with the requirements of the Sarbanes-Oxley’s Act of 2002. During board session N° 988 held April 25, 2006, Mr. Juan Claro González (chairman), Mr. José Antonio Garcés Silva (junior) and Mr. Heriberto Sánchez were elected as members of the audit committee. Our board of directors determined that Mr. Juan Claro González and Mr. Heriberto Urzúa Sánchez comply with the independence standards set forth in the Sarbanes-Oxley Act of 2002, SEC and NYSE regulations.

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

Mr. Heriberto Urzúa Sánchez has been appointed by the board of directors as our “financial expert” as defined in the listing standards of the NYSE and the Sarbanes-Oxley Act of 2002.

Employees

On December 31, 2006, we had approximately 4,815 employees, including 1,057 in Chile, 2,160 in Brazil, and 1,598 in Argentina. Of these employees, 140 were temporary employees in Chile and 288 in Argentina. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2006, 597, 255, and 1,011 of our employees in Chile, Brazil and Argentina, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2006, 2005 and 2004:

	2006
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	26	0	26	70	2	68	67	0	67
Technicians and professionals	429	199	230	980	121	859	325	0	325
Workers	462	392	70	1,110	132	978	918	750	168
Temporary workers	140	6	134	0	0	0	288	261	27

Total	1,057	597	460	2,160	255	1,905	1,598	1,011	587

	2005
	Chile			Brazil			Argentina
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	23	0	23	74	2	72	40	0	40
Technicians and professionals	407	154	253	1,008	89	919	241	0	241
Workers	469	370	99	1,018	128	890	894	734	160
Temporary workers	153	0	153	0	0	0	279	216	63

Total	1,052	524	528	2,100	219	1,881	1,454	950	504

	2004
	Chile			Brazil			Argentina
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	21	0	21	70	2	68	38	0	38
Technicians and professionals	387	155	232	947	85	862	217	0	217
Workers	482	338	144	994	125	869	845	675	170
Temporary workers	126	0	126	0	0	0	300	279	21

Total	1,016	493	523	2,011	212	1,799	1,400	954	446

Management believes that it has good relations with its employees. For example, in Chile, Andina received two awards from independent organizations in 2003 highlighting our labor relations and the positive effects they have on our business. Andina has been awarded the “2005 National Quality Award” granted by the Ministry of Economy of the Chilean Government through the area of “Chile Calidad” (“Chile Quality”) every year. The process began in the year 2003 with an ambitious Quality Project enabling the unique achievement in Latin America of the four most relevant certifications in terms of quality (ISO). This award is framed within the philosophy of the company’s performance associated with the search of “excellence” aimed towards increasing the value contributed by all the parties involved with the business: clients, employees, suppliers and shareholders.

In Chile we have continued provisioning severance indemnities for every year of employment to which employees are entitled in accordance with Andina’s Collective Bargaining Agreements and labor legislations and that is equal to one month’s salary for every year of employment subject to certain restrictions. In addition, we benefit our employees through a contribution to a health insurance system complementing the amount directly paid by the employee, thus decreasing health costs for the employees’ families. Employees are required to contribute funds for financing pension funds. These pension funds are mainly managed by private entities.

In Chile, 54% of employees are members of labor unions. During 2006, Andina successfully executed a frame agreement with the 4 Labor Unions, by which the Company and the Unions agreed to work together in mutual collaboration and to resolve conflicts as they arise. Additionally, on July 3, 2006, the Company anticipatively executed a new collective bargaining agreement with Union No. 3, mainly representing sales personnel. This collective bargaining agreement has a term of 4 years beginning

August 1, 2006 and expiring on July 31, 2010. As a result of the good relationship with the Unions, Andina did not experience any work stoppages or manifestations during 2006.

In Brazil, collective bargaining agreements are negotiated on an industry-wide basis. Individual companies can therefore negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Refrescos, there are seven collective bargaining agreements currently in force: (1) five agreements for employees in the State of Rio de Janeiro; (a) the Soft Drink Industry Employees’ Union agreement from October 1, 2006 to September 30, 2007; (b) the Salesmen Union agreement from October 1, 2006 to September 30, 2007; (c) the “Stack Machine” Operator Union agreement from May 1, 2006 to April 30, 2007; (d) the Chemical Product Industry Employees’ of Nova Iguaçu Union agreement form February 1, 2006 to August 31, 2007; (e) the Driver and Helper of the Lagos Region Union agreement from May 1, 2006 through April 30, 2007; and (2) two agreements for employees in the State of Espirito Santo: (a) the Nourishment Union agreement from July 1, 2005 to June 30, 2006 (currently in the process of being renewed); (b) the Salesmen Union agreement from December 1, 2005 to November 30, 2006 (currently in the process of being renewed). Such agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Refrescos experienced its most recent work stoppages in January and October 1990, for eight days in each instance.

In Argentina, Edasa’s employees are parties to collective bargaining agreements and 64.8% of them are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to collective bargaining agreements that expired in April 1997, but continue to be in effect until renegotiated. On March 31, 2005 the Chamber and the Federation entered into a one-year term collective agreement, increasing the minimum wage. This agreement was extended until June 30, 2006 and re-negotiated during August of 2006 which was in force until and including the month of March, 2007. However, the terms of this agreement remain in effect notwithstanding the fact that it has not been formalized. Currently, the Chamber and the Federation are negotiating the final terms of a new agreement.

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

In 1999, Edasa built a new plant in the Province of Córdoba with the latest technological advances consolidating its operations in the new plant. During July 2002, Edasa performed a restructuring process aimed at transforming its productive centers in the Provinces of Santa Fe and Mendoza into logistic centers and at centralizing its production in the Province of Córdoba. Consolidated operations and centralized production in the new plant resulted in greater than normal labor turnover with extraordinary one-time labor costs.

As of December 31, 2006, Edasa had no pension fund liabilities. Employees contribute, on the basis of automatic withholding, to either the privately administered retirement funds or to the government social security system. Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees.

Share Ownership of Directors, Members of the Directors’ Committee and Senior Executives

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2006.

	Series A						Series B
Shareholder	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class
José Antonio Garcés Silva (junior)	—	—	—	—	—	—	—	—	—	—	3,523,097	0.9268
Arturo Majlis Albala	—	—	—	—	2,150	0.0006	—	—	5,220	0.0014	—	—
Salvador Said Somavía	—	—	—	—	1,150	0.0003	—	—	—	—	3,539,295	0.9311
Gonzalo Said Handal	50,001,651	13.1536	—	—	—	—	15,488,863	4.0745	—	—	5,585,787	1.4694

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2006, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Freire(1)(2)	200,006,603	52.61	161,269,184	42.42
The Bank of New York(3)	28,198,668	7.42	47,202,108	12.42
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04
AFPs as a group (Chilean pension funds)	72,881,160	19.17	27,894,366	7.34
Principal foreign mutual funds as a group	5,368,194	1.41	9,438,540	2.48
Executive officers as a group	165,474	0.04	180,474	0.05
Directors as a group(4)	50,004,951	13.15	28,142,262	7.40

(1)	The ownership percentages listed above reflect the voting and economic interests of Andina’s shareholders.

(2)	Freire does not hold either directly or indirectly any Series B shares. The amounts set forth correspond to Series B shares held by other companies, members of the controlling shareholder group, including: Inversiones Newport Ltda., Inversiones HB S.A, Inversiones Mar Adentro Ltda., Inversiones Caburga S.A., Inversiones San Andrés Limitada, and Inversiones Ledimor Chile Ltda.

(3)	Acting as depositary for the ADRs.

(4)	Represents shares to which Gonzalo Said Handal, José Antonio Garcés Silva (junior), Salvador Said Somavía and Arturo Majlis Albala would claim direct and indirect.

Inversiones Freire S.A. holds a controlling interest in Andina. Freire is beneficially owned in equal interests by Alberto Hurtado F., José Said S., José Antonio Garcés S. (Senior), and Gonzalo Said Handal, the latter also a Director of Andina. Pursuant to an agreement among partners, dated May 29, 1992, which shall remain in effect for so long as Freire is in existence, each partner in Freire shall not, dispose of his pro rata portion of his shares of stock, unless in accordance with the previously mentioned Agreement.

At an extraordinary shareholders’ meeting held on September 30, 1996, our shareholders approved the Reclassification whereby each outstanding share of common stock was replaced by one newly issued Series A share and one Series B share. Series A shares have full voting power and are entitled to elect six of seven regular and alternate directors. Series B shares have no voting power besides the power to elect one regular and one alternate director and are entitled to a dividend equal to 10% more than any dividends received by Series A shareholders. The Reclassification was consummated on April 27, 1997. See “Item 4. Information on the Company—Part A. History and Development of the Company—History.” The Company’s major shareholders do not have different voting rights from those granted by the ownership of Series A shares and Series B shares.

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

The total number of registered ADR holders Andina had at December 2006 was 24 (12 in the Series A ADRs and 12 in the Series B ADRs). At December 31, 2006, the ADRs represented 9.9% of the total number of our issued and outstanding shares. The Bank of New York, as depositary, is the only U.S. shareholder of record.

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

Pursuant to an amendment introduced to the Chilean Public Companies Law in December 2000, if the proposed transaction involves material amounts, the board of directors must previously declare that such transaction is consistent with conditions prevailing in the market. If it is not possible to reach such a judgment, the board of directors may appoint two independent evaluators. The evaluators’ final conclusions must be presented to the shareholders’ and directors’ for their consideration for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board of directors to call a shareholders’ meeting to resolve the matter by a majority of two-thirds of the issued voting shares. For the purposes of this regulation, the Chilean Public Companies Law provides that the amount of a proposed transaction will be material when it exceeds 1% of the company’s paid in capital and reserves so long as the transaction is greater than UF 2,000. In all cases, a transaction is considered material when it exceeds UF 20,000. Our directors’ committee is charged with evaluating transactions with related parties and to report on these transactions to the full board of directors. See “Item 6. Directors, Senior Management and Employees—Directors’ Committee.”

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

We are a party to the following bottler agreements: (i) with respect to the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company (the “Chilean Bottler Agreement”), which was extended for a term of five years as of January 18, 2003; (ii) with respect to the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil with The Coca-Cola Company as an intervening party (collectively, the “Brazilian Bottler Agreement”), which is due to expire on April 2, 2008; (iii) with respect to the Argentine territory, bottler agreements, between Edasa and The Coca-Cola Company (the “Argentine Bottler Agreements”), which will expire in February of 2012; and (iv) with respect to the Chilean territory, a Juice Bottling Agreement was subscribed on December 31, 1998, with Minute Maid International due to expire on December 31, 2008, renewable for a new 7- year period. This agreement was terminated on December 22, 2005 and on that same date a Juice Bottler Agreement was subscribed between Vital S.A. and The Coca-Cola Company for the production, processing, and bottling of products under the brands Andina Frut, Andina Hi-C and Kapo, which will expire on December 31, 2015; and (v) with respect to the Chilean territory, a Water Manufacturing and Packaging Agreement was subscribed on that same date between The Coca-Cola Company and Vital Aguas S.A. (formerly VA S.A.1) for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue and DASANI (purified water version) and (vi) with respect to the Argentine territory a juice and water bottler agreement. Bottler Agreements are renewable upon request by the bottler and at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration, and even if they are renewed, we cannot assure you that the agreements will be renewed on the existing terms.

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

All distribution must be in authorized containers. The Coca-Cola Company has the right to approve, at its sole discretion, any and all kinds of packages and containers for beverages, including their size, shape and any of their attributes. The Coca-Cola Company has the authority at its sole discretion to redesign or discontinue any package of any of the Coca-Cola products, subject to certain limitations, so long as Coca-Cola soft drinks and other Coca-Cola beverages are not all discontinued at the same time. We are prohibited from producing or handling any other beverage products, other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The Bottler Agreements also impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company and prohibit bottlers from distributing Coca-Cola soft drinks or other Coca-Cola beverages outside their designated territories.

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

PET Agreements

Envases CMF produces returnable PET bottles pursuant to agreements with The Coca-Cola Company, which we refer to as the PET Contracts, which transfer The Coca-Cola Company’s license to manufacture such bottles using non-proprietary technology provided by Continental PET Technologies Inc., which we refer to as Continental, today known as Graham Packaging Company Inc. Multipack leased molds from The Coca-Cola Company for returnable PET bottles in the distinctive bottle shapes used for Coca-Cola soft drinks. In May 1995, Multipack obtained the license from Continental to produce non-returnable PET bottles with a high content of recycled material using “multilayer” technology developed by Continental. Multipack has transferred all of such rights to Envases CMF pursuant to the Cristalerías joint venture described below.

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

EDASA produces returnable PET bottles in accordance with an agreement with C-C Argentina, which we refer to as the Argentine PET Agreement, which sublicensed to Edasa the C-C Argentina license to manufacture the PET bottles using non-proprietary technology provided by Continental Pet Technologies Inc., today known as Graham Packaging Company Inc. The Argentine PET Agreement will expire in February 2012. There can be no assurance that the Argentine PET Agreement will be renewed after the expiration date of the renewed agreement.

Transactions with related companies

Other transactions with related companies are outlined in the following table:

			December 31, 2006 Effect on Income		December 31, 2005 Effect on Income		December 31, 2004 Effect on Income
Company	Relation	Transaction	Amount	(charge) credit	Amount	(charge) credit	Amount	(charge) credit
			MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ENVASES CENTRAL S.A.	Equity investee	Sales of raw materials and supplies	1,472	0	1,024	0	737	30
-	-	Finished product purchases	15,339	0	14,081	0	13,271	0
COCA-COLA DE CHILE S.A.	Shareholder Related	Concentrate purchases	40,624	0	41,695	0	38,872	0
-	-	Payment of advertising participation	1,818	(1,818)	2,906	(2,906)	1,821	(1,821)
-	-	Water source rental	1,346	(1,346)	1,537	(1,537)	1,445	(1,445)
-	-	Sales of advertisement	2,707	0	3,258	0	2,463	0
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L.	Shareholder Related	Concentrate purchases	22,696	0	20,516	0	17,930	0
ENVASES DEL PACIFICO S.A.	Director in Common	Purchase of raw materials	426	0	797	0	894	0
RECOFARMA INDUSTRIAS DO	Shareholder Related	Concentrate purchases	40,784	0	30,158	0	27,099	0
AMAZONAS LTDA.	-	Reimbursements and other purchases	540	540	435	435	282	282
-	-	Advertising participation payment	3,210	(3,210)	3,194	(3,194)	3,876	(3,558)
ENVASES CMF S.A.	Equity investee	Purchase of containers	16,467	0	16,238	0	14,190	0
-	-	Dividends payment	1,480	0	1,274	0	381	0
EMBONOR S.A.	Shareholder Related	Subsidiary sale of shares	0	0	3,103	2,413	0	0
	-	Sale of finished products	6,942	2,511	0	0	0	0
EMBOTELLADORA COCA-COLA POLAR S.A.	Shareholder Related	Subsidiary sale of shares	0	0	2,006	1,559	0	0
	-	Sale of finished products	4,316	1,534	0	0	0	0
INMOBILIARIA Y CONSTRUCTORA EL GOLF S.A	Shareholder in common	Purchase of real estate property	0	0	16	0	1,849	0
INVERSIONES CABURGA S.A.	Shareholder	Sale of real estate property	0	0	1,045	0	0	0
IANSAGRO S.A.	Director in Common	Purchase of sugar	9,796	0	12,437	0	10,651	0
CICAN S.A.	Shareholder Related	Purchase of finished products	1,276	0	214	0	77	0
VENDOMATICA S.A.	Director related company	Sale of finished products	1,443	245	1,142	194	0	0
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	Director related company	Investment in mutual funds	79,154	0	0	0	0	0
-	-	Withdrawal of mutual fund	70,998	305	0	0	0	0

ITEM 8.	FINANCIAL INFORMATION

See “Item 18 ––Financial Statements” for our Consolidated Financial Statements filed as part of this annual report.

Legal Proceedings

The Company is part of certain legal proceedings that have arisen during the normal course of business, none of which affects the Company’s financial condition, neither individually or in the aggregate. The following is a summary of the main proceedings to which the Company and its subsidiaries are a party:

Embotelladora Andina S.A. (Chile)

As of December 31, 2006, Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions for potential loss contingencies stemming from these lawsuits amount to ThCh$50,804. The Company considers it unlikely that the contingencies that are not provisioned for will adversely affect the results of the Company in a material manner.

Vital S.A. (Chile)

The Servicio de Impuestos Internos (Chilean Internal Revenue Service) filed a criminal investigation against our subsidiary Vital S.A., and against those ultimately responsible for the application of tax losses. A tax lawsuit was filed simultaneously with this claim for the recovery of income tax and application of accumulated losses. On May 10, 2007 the 33rd Criminal Court dictated “Sobreseimiento definitivo” (dismissal in full) of the criminal investigation based on that “the investigated facts were not crime constituent”. During the month of May of 2007, the mentioned tax lawsuit was terminated where part of the accumulated losses of our subsidiary Vital S.A. were recognized, and the pertinent rectifications of the income tax statements were made. The termination of these lawsuits will have a non-significant positive effect over the Company’s results for the year 2007.

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

Additionally, as of December 31, 2006, there are legal proceedings relating to Refrescos for labor and tax lawsuits, and in accordance with generally accepted accounting principles, the respective accounting provisions have been made. These provisions amounted to ThCh$1,120,467.

Embotelladora del Atlántico S.A. (Argentina)

As of December 31, 2006, Embotelladora del Atlántico S.A. faces, labor and other lawsuits. Accounting provisions for potential loss contingencies stemming from these lawsuits amount to

ThCh$1,689,281. The Company considers it unlikely that the contingencies that are not provisioned for will adversely affect the results of the Company in a material manner.

Provisions

In accordance with accounting principles, the provisions regarding legal proceedings must be recorded if said procedures are reasonably probable to be resolved against the Company. Management believes that the constituted provisions reasonably cover the risk exposures.

Dividend Policy

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with Chilean GAAP, unless otherwise provided for by a unanimous vote of the Series A shareholders. If there is no net income in a given year, we are not legally required to distribute dividends from retained earnings. At the annual meeting of shareholders held in April 2006, the shareholders authorized the board of directors to distribute, at its discretion, interim dividends during July and October 2006 and January 2007. A U.S. holder of Series A or Series B ADSs may effectively be required to receive a cash dividend, in the absence of a registration statement in effect pursuant to the Securities Market Law of Chile or an effective exemption from the requirement for registration according to that law. Series B shareholders will be entitled to a dividend equal to 10% more than any dividend declared for holders of the Series A shares.

During 2004, 2005, and 2006, the respective shareholders’ meetings approved extraordinary dividend payments to be paid from retained earnings fund in light of significant cash generation. There can be no assurance that dividend payments will be available in the future.

The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of ADSs, on each of the respective payment dates:

		Fiscal Year with Respect	Series A		Series B
Year	Date Dividend Paid	to which Dividend was Declared	Ch$ per Share (nominal)	US$ per share	Ch$ per Share (nominal)	US$ per share
2007	January 31	2006	5.60	0.01028	6.16	0.01131
	April 26	2006	11.120	0.02108	12.232	0.0232
2006	January 26	2005	4.80	0.00907	5.28	0.00998
	April 27	2005	6.48	0.01249	7.13	0.01374
	June 01	Retained earnings	70.00	0.13158	77.00	0.14474
	July 26	2006	5.60	0.01032	6.16	0.01135
	October 26	2006	5.60	0.01068	6.16	0.01175
2005	January 27	2004	4.80	0.00819	5.28	0.00901
	April 28	2004	4.80	0.00824	5.28	0.00906
	May 19	Retained earnings	70.00	0.12079	77.00	0.13287
	July 28	2005	4.80	0.00852	5.28	0.00937
	October 26	2005	4.80	0.00878	5.28	0.00966
2004	January 29	2003	4.80	0.00804	5.28	0.00885
	April 29	2003	4.80	0.00768	5.28	0.00845
	May 13	Retained earnings	40.00	0.06225	44.00	0.06847
	July 28	2004	4.80	0.00747	5.28	0.00821
	October 28	2004	4.80	0.00780	5.28	0.00858

ITEM 9.	THE OFFER AND LISTING

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

	Share Volume (in thousands)		Ch$ per Share
			Series A				Series B
	Series A	Series B	High		Low		High		Low
2002	43,783	74,233	Ch$	1,100	Ch$	600	Ch$	900	Ch$	569
2003	28,270	47,568		1,220		810		1,220		770
2004	33,520	94,585		1,390		1,045		1,300		1,040
2005
1st Quarter	14,979	18,829	Ch$	1,300	Ch$	1,135	Ch$	1,370	Ch$	1,166
2nd Quarter	14,372	43,505		1,260		1,125		1,395		1,235
3rd Quarter	5,696	17,605		1,400		1,188		1,505		1,300
4th Quarter	5,591	19,795		1,384		1,050		1,455		1,140
2006:
1st Quarter	10,405	23,273	Ch$	1,240	Ch$	1,096	Ch$	1,330	Ch$	1,180
2nd Quarter	15,719	57,064		1,275		1,080		1,380		1,190
3rd Quarter	13,679	61,734		1,250		1,150		1,335		1,250
4th Quarter	53,289	87,180		1,400		1,180		1,530		1,270
Last six months:
December 2006	1,327	11,252	Ch$	1,400	Ch$	1,300	Ch$	1,530	Ch$	1,424
January 2007	3,712	14,865		1,480		1,390		1,660		1,510
February 2007	3,577	7,974		1,600		1,435		1,800		1,500
March 2007	7,110	7,473		1,600		1,440		1,770		1,610
April 2007	12,899	18,471		1,720		1,600		1,830		1,750
May 2007	2,579	16,028		1,725		1,600		1,800		1,700

	ADS Volume (in thousands)		US$ per ADS
	Series A	Series B	Series A				Series B
			High		Low		High		Low
2002	29,960	51,386		9.90		4.72		8.25		4.81
2003	19,690	54,887		11.07		6.10		11.40		6.05
2004:	35,578	38,850		13.21		10.55		13.40		10.50
2005:
1st Quarter	5,577	15,944		13.29		11.80		14.14		12.15
2nd Quarter	1,732	11,858		13.00		11.50		14.65		12.47
3rd Quarter	1,429	4,743		15.62		12.25		17.00		13.50
4th Quarter	2,665	4,535		15.70		12.15		16.94		13.27
2006
1st Quarter	3,538	7,542		14.18		12.35		15.40		13.35
2nd Quarter	2,344	4,524		14.65		11.52		16.20		13.00
3rd Quarter	1,769	6,113		14.18		12.60		15.00		13.79
4th Quarter	3,031	10,287		16.02		12.85		17.46		14.04
Last six months:
December 2006	915	2,896		16.02		14.96		17.46		16.11
January 2007	965	2,940		17.75		15.00		20.00		14.54
February 2007	3,098	2,890		17.73		15.78		20.28		17.30
March 2007	923	588		18.06		16.22		19.83		17.81
April 2007	1,406	769		20.05		17.89		20.99		19.51
May 2007	337	1,388		20.75		18.33		20.70		19.44

Sources: Santiago Stock Exchange Official Quotations Bulletin and New York Stock Exchange.

On December 31, 2006, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,399 per share (US$15.49 per Series A ADR), and Ch$1,513 for the Series B shares (US$16.93 per Series B ADR). At December 31, 2006, there were 4,699,778 Series A ADSs (equivalent to 28,198,668 Series A shares) and 7,867,018 Series B ADSs (equivalent to 47,202,108 Series B shares). Andina’s ADSs represented at such date 9.9% of the total number of our issued and outstanding shares.

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

On December 14, 2000 we executed a new depositary agreement with The Bank of New York which was renewed in January of 2005 for a five year period.

The Santiago Stock Exchange, established in 1893, is the principal equities exchange in Chile. The Chilean securities markets are substantially smaller, less liquid, and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$175,047 million as of December 31, 2006 and an average monthly trading volume of US$2,419 million in 2006. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2006, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 96.4% and 100.0% of such trading days, for Series A and Series B shares respectively.

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

Debt Securities

The Chilean Central Bank is responsible, inter alia, for the monetary and exchange control policies of Chile. The Chilean Central Bank has authorized Chilean issuers to offer bonds in Chile and abroad under the terms of “Chapter XIV” of the “CFER”. The following paragraphs lay out certain rules of the Central Bank regarding bond issuances on international markets. This summary does not intend to be complete and one must refer to the provisions in Chapter XIV in relation to debt issues.

Effective April 19, 2001, the new CFER only established certain information requirements and the obligation of carrying out certain payments or remittances the Formal Exchange Market in accordance with what is described ahead. The new Chapter XIV, therefore, greatly simplifies the procedure to register capital contributions, investments and foreign loans, including issuance of bonds. The Chilean Central Bank provides that payments or remittances of funds, to or from Chile, that arise or generate from credits secured abroad should be made through the Formal Exchange Market. For this purpose, when the foreign currency resulting from loans or bonds is made available to the beneficiary in the country, the intervening bank should issue the pertinent “Form” and request information from the debtor and creditor, as the case may be, that all of these must provide pursuant to Chapter XIV.

Payments or remittances of foreign currency as capital, interest, adjustments, profits and other benefits originating in the transactions regulated under Chapter XIV shall be reported to the Chilean Central Bank in the following way: (i) if the pertinent currency represents a remittance made from Chile, the intervening Formal Exchange Market bank should issue the above form; (ii) the issuer or borrower should inform the Chilean Central Bank, within the first 10 days of the month following the execution of the operation, if the foreign currency used to make the pertinent payments is sourced from credit transactions for which the foreign currency has been used directly abroad or if the corresponding payment obligation is fulfilled abroad using funds other than those indicated in Chapter XIV.

Any change in the terms of the transaction, substitution of the debtor or creditor, total or partial assignments of credits or rights and the modification of the financial terms of the respective credit regarding investments or capital contributions must be reported to the Chilean Central Bank within 10 days after formalization.

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

According to Chapter XIV, the Chilean Central Bank established that, credits relating to acts, agreements or contracts which create a direct obligation of payment or remittance of foreign currency abroad by persons domiciled or residing in Chile, that exceed on an individual basis the sum of US$100,000 or the equivalent in other foreign currencies, absent any special rule in the CFER, shall be reported to the Chilean Central Bank by the obligor either directly or through a Formal Exchange Market entity using the forms contained in the CFER, within 10 days from formalization.

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

In February 1999, with authorization from the Chilean Central Bank, the Company issued bonds in the international markets, subject to the exchange regulations governing at that time.

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

Material Contracts

On October 17, 2005, Andina, Vital, Coca-Cola Embonor S.A. or Embonor and Embotelladoras Coca-Cola Polar S.A. or Polar entered into a letter of intent to carry out the transactions described below in order to re-structure production and packing of products in the business categories of Water, Juices and Non-Carbonated Beverages, licensed by The Coca-Cola Company in Chile.

On December 22, 2005, the definitive agreements were implemented to give effect to the above referred letter of intent, resulted in the following:

a) In the category of Water, Andina, Embonor (through its subsidiary, Embonor S.A.) and Polar have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A., originally incorporated under the name of VA S.A., which will conduct the business of the processing, production and bottling of the Vital de Chanqueahue Mineral Water and other waters, according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and The Coca-Cola Company.

The equity interests of Embonor and Polar in Vital Aguas S.A. were acquired by purchase from Andina and its subsidiary, Andina Inversiones Societarias S.A., at prices equivalent to UF 169,306 and UF 109,428, respectively. Said amounts were adjusted and paid during January 2006.

In addition, Andina, Vital, Embonor and Polar agreed to the respective contracts and authorizations with The Coca-Cola Company to produce, bottle and sell the product named “Dasani.”

b) In the category of Juices and Non-carbonated Beverages, contracts were signed whereby Embonor and Polar have become the holders of the rights to acquire products from Vital S.A. under the brands “Kapo,” “Andina Nectar,” “Andina H-C,” “Andina Frut,” and other brands, according to the terms of the contracts agreed upon by each bottler and The Coca-Cola Company. The right to purchase these products from Vital S.A. will be at the prices and under the conditions applicable to volumes and maximum periods determined by the parties that will last, in all cases, until December 31, 2015.

Embonor and Polar agreed to pay to Andina’s subsidiary, Vital S.A., advances for the aforementioned rights, equal to UF 196,486 and UF 51,981, respectively. Said amounts were adjusted and paid during January 2006.

In addition, Andina, Vital, Embonor and Polar have agreed to the respective contracts and authorizations with The Coca-Cola Company to produce, bottle and sell these products at their respective plants.

In Brazil, On August 28, 2004, after completion of all operational transitions and adjustments provided for in the agreement, the parties formalized the transfers of their respective territories and Refrescos acquired all rights to produce and distribute Coca-Cola brand products in the Nova Iguaçu territory. As required by Brazilian law, all filings and registrations required in connection with this transaction were presented with the Commercial Board of Rio de Janeiro.

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

On August 10, 2004, Refrescos entered into an agreement with Recofarma Industria do Amazonas Ltda. or Recofarma, Refrigerantes Minas Gerais Ltda. or RMG and Companhia Mineira de Refrescos S.A. or CMR, and together with Recofarma and RMG, the Counterparties, pursuant to which the parties agreed to swap franchise territories for the production and distribution of Coca-Cola brand soft drinks. Pursuant to the terms of this transaction, which was approved by the respective votes of the shareholders of the companies, Refrescos sold its equity stake in a newly-formed company named Franquia 2299-Atendimento Personalisado Ltda., to which it had previously contributed all of the assets, production and distribution rights for Coca-Cola soft drinks in the territory denominated Governador Valadares in the State of Minas Gerais, to the Counterparties. In consideration for this transfer, Refrescos received all of the Counterparties’ equity interest in Zohhal Industria de Refrigerantes Ltda. or Zohhal, which owned all of the assets, production and distribution rights for Coca-Cola soft drinks in the territory known as Nova Iguaçú in the State of Rio de Janeiro.

Law 20,123: regulating Subcontracting Regime Work and the Hiring of Transitory Service Companies. Published on October 16, 2006 and which became effective on January 16, 2007.

Among others, the main aspects of this Law are: a) The responsibility formerly maintained by the main company with the employees of its contractors. The main company has a solidarity responsibility regarding labor and pension fund obligations that may affect the contractors (also subcontractors) in favor of the employees of the contractors and subcontractors, expressly including the legal indemnities due as a result of termination of any labor relationship of the employees assigned for providing the services. Nevertheless, this responsibility could be subsidiary if the main company exerts the retention and information rights that the law indicates. ; b) The main company has an obligation in the sense of adopting the necessary measures in order to effectively protect the life and health of all the employees who work at the facility, company or site, whichever dependency it may be; c) The figure of transitory service companies is created and these companies may have a corporate purpose of only providing employees to third parties (“users”) for the purpose of fulfilling temporary work services for the users d) Jurisdictional faculties are granted to the Dirección del Trabajo (Entity Controlling Labor Relations) and the resolutions of this entity may be appealed at the respective Court of Appeals.

Foreign Investment and Exchange Controls in Chile

The Chilean Central Bank is responsible, among other things, for setting monetary policies and exchange controls in Chile. Regarding exchange controls, the Chilean Central Bank has the faculty to impose certain restrictions regarding freedom of exchange controls. As of April 19, 2001, the Chilean Central Bank eliminated prior foreign exchange restrictions, imposing certain reporting requirements and the need to channel certain operations through the Formal Exchange Market which is composed by the main commercial banks that operate in Chile. The main purpose of these amendments, as declared by the Chilean Central Bank, is to ease the free flow of capital to and from Chile and to foster foreign investment.

Equity investments, including investments in shares of stock by non-resident persons and entities in Chile are generally subject to several exchange control regulations that restrict the repatriation from Chile of investments and generated earnings. The registrar of foreign investments in Chile, including investments in common stock of Chilean companies, grant the investors access to the Formal Exchange Market in Chile. Foreign investments may be registered with the Foreign Investment Committee (Comité de Inversiones Extranjeras) in accordance with Law N° 600 of 1974 and amendments or with the Chilean Central Bank in accordance with the Law of the Chilean Central Bank and they may enter the country in accordance with Decree Law No. 600 and Chapter XIV of the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales or CFER) of the Chilean Central Bank. In the case of a Decree Law N° 600, foreign investors execute a foreign investment agreement with the State of Chile, thus guaranteeing access the FEM. However, if the investor enters its investment under Decree Law N° 600 he/she will only be able to repatriate capital after a one year term subsequent to the entrance of funds. Earnings obtained can be remitted at any time. In the case of CFER, capital as well as earnings can be repatriated at any time.

On April 16, 2001, the Chilean Central Bank agreed that, effective April 19, 2001, prior foreign exchange restrictions were eliminated and a new CFER was enacted. The main purpose of these amendments, as declared by the Chilean Central Bank, is to ease the free flow of capital to and from Chile and to foster foreign investment. The Chilean Central Bank deleted Chapter XXVI of the CFER, which regulated the issuance and placement of ADRs by Chilean corporations. Pursuant to the new rules, it is no longer necessary to first seek the Chilean Central Bank’s approval to issue ADRs, nor to enter into a foreign investment contract with the BCC. The issuance of ADRs is now regarded as an ordinary foreign investment and simply requires that the Chilean Central Bank be informed of the transaction, pursuant to Chapter XIV of the CFER, and that the transaction be conducted exclusively through the Formal Exchange Market.

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

If foreign investors do not invest funds in Chile to purchase the common shares underlying the ADSs, the depositary, on behalf of the foreign investors, must provide the annex and letter, mentioned above, to the Chilean Central Bank directly or through the Formal Exchange Market entity within ten days following the date on which payment is made. Repatriation of amounts received with respect to deposited common shares or common shares withdrawn from deposits on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising there from) need be made through the Formal Exchange Market. The Formal Exchange Market entity intervening in the repatriation must provide certain information to the Chilean Central Bank on the following banking business day.

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

Ch$
Company taxable income	100.0
First Category Tax (17.0% of Ch$100)	(17.0)
Net distributable income	83.0

Dividend distributed	83.0

Withholding Tax (35% of the sum of Ch$83.0 dividend plus Ch$17.0 First Category Tax paid)	(35.0)
Credit for First Category Tax	17.0

Net additional tax withheld	(18.0)
Net dividend received	65.0

Effective dividend withholding rate (18.0/83.0)	21.7%

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

Gains recognized on a sale or exchange of shares of stock (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the

Withholding Tax (the former being credited against the latter) if either (i) the foreign holder has held the shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (ii) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as an habitual trader of shares or (iii) the foreign holder transfers shares of common stock to a related person, as defined by Chilean tax law. In all other cases, gain on the disposition of shares of common stock will be subject only to the First Category Tax, currently imposed at a rate of 17%, except if it is for shares resulting from an exchange of ADSs for shares (flow back) in which case, the Chilean Internal Revenue Service pursuant to Oficio 1,705 dated May 15, 2006 has interpreted that said shares may benefit from article 18 ter if the ADS were acquired through a stock broker or by any other circumstance stipulated by that norm.

The deposit or withdrawal of shares of common stock in exchange for ADSs is not subject to any Chilean taxes. The tax basis of shares of common stock received in exchange for ADSs will be determined in accordance with the valuation procedure set forth in the deposit agreement, which values shares of common stock at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the withdrawal of the shares of common stock from the depositary. Consequently, the conversion of ADSs into shares of common stock, and the immediate sale of the shares for the value established under the deposit agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders on a Chilean Stock Exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, should this amendment be included in the deposit agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs were sold, will not be subject to taxation. We reiterate that if a contributor in good faith adopts Oficio 1,705, then the excess value will not be subject to taxation in Chile.

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

United States Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of an investment in ADSs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADSs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, investors in pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADSs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders of 10% or more of our voting shares, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADSs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the United States federal income tax consequences to a holder in light of its particular circumstances and does not address the effects of any state, local or non-United States tax laws. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.

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

Cash Dividends and Other Distributions

Cash dividends (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADSs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADSs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our common stock that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

This summary is based on the tax laws of Chile and the United States as in effect on the date hereof, as well as regulations, rulings and decisions of Chile and the United States available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

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

The initial issuance of the Debt Securities is subject to stamp tax of 1.608% up to the year 2006, 1.5% for the year 2006, 1.35% for the year 2008, and 1.2% for the year 2009 forward, of the aggregate principal amount of the Debt Securities, which will be payable by the Company. If the Debt Securities are issued through our offshore branch and are not subsequently brought into Chile, no stamp tax will be payable. If the stamp tax is not paid when due, Chilean tax law imposes a penalty up to three times the amount of the tax due plus interest. In addition, until such tax (and any penalty) is paid, Chilean courts would not admit any action based on the Debt Securities. A Foreign Holder will not be liable for Chilean stamp, registration or similar taxes.

United States Tax Considerations

The following summary describes certain U.S. federal income tax consequences of the ownership of Debt Securities by U.S. holders (as defined below) as of the date hereof. Except where noted, it deals only with Debt Securities held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, investors in pass-through entities, persons holding the Debt Securities as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for the alternative minimum tax or holders of Debt Securities whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds our Debt Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our Debt Securities should consult their tax advisors.

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

Payments of Interest

Interest on the Debt Securities will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s method of accounting for tax purposes. In addition to interest on the Debt Securities, a U.S. holder will be required to include in income any Additional Amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. holder. A U.S. holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code, including that the election to deduct or credit foreign taxes applies to all of the U.S. holder’s foreign taxes for a particular year. Interest income, including Chilean taxes withheld there from and Additional Amounts on the Debt Securities, generally will constitute foreign source income and generally will be considered passive income, which is treated separately from other types of income in computing the foreign tax credit that may be allowable to U.S. holders under U.S. federal tax laws. A U.S. holder will generally be denied a foreign tax credit for Chilean taxes imposed with respect to the Debt Securities where such a holder does not meet a minimum holding period requirement during which the holder is not protected from risk of loss. The rules governing the foreign tax credit are complex. We urge investors to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Sale, Exchange and Retirement of Debt Securities

Upon the sale, exchange, retirement or other disposition of the Debt Securities, a U.S. holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued interest, which will be taxable as such if not previously included in income) and the U.S. holder’s adjusted tax basis in the Debt Securities. A U.S. holder’s tax basis in the Debt Securities generally will be the U.S. holder’s cost therefore, increased by market discount previously included in income, and reduced by any amortized premium. Except as described above with respect to market discount, gain or loss realized by a U.S. holder on the sale, exchange, retirement or other disposition of the Debt Securities will generally be capital gain or loss. Gain or loss realized by a U.S. holder on the sale, exchange, retirement or other disposition of the Debt Securities will generally be treated as U.S. source gain or loss. Consequently, a U.S. holder may not be able to claim a credit for any Chilean tax imposed on the sale, exchange, retirement or other disposition of the Debt Securities due to limitations on the foreign tax credit under the Code. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

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

We also file reports with the Chilean Superintendencia de Valores y Seguros. You may read and copy any materials filed with the SVS directly from its website http://www.svs.cl of from our corporate website http://www.koandina.com or request a hard copy to ir@koandina.com. The documents referred to in this annual report can be inspected at El Golf 40 Oficina 401, Las Condes, Santiago, Chile. Chilean law may restrict our shareholders’ right of inspection to certain days and times.

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

303A.07 Internal Audit Function	Listed companies must maintain an Internal Audit Function to provide management and the Audit Committee with ongoing assessments of the company’s risk management processes and systems of internal control. A listed company may choose to outsource this function to a third party service provider other than its independent auditor.

There is no similar obligation under Chilean law. Chilean law requires that companies must have both account inspectors and external auditors.

However, Andina designated an Audit Committee in accordance with Rule 10 A.3.

303A.08 Voting on Compensation Plans	Shareholders must have the opportunity to vote on compensation plans regarding board members, executives and employees.	Directors’ compensation is annually approved during the Company’s General Shareholders’ Meeting.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

303A.09 Corporate Governance	Listed companies must adopt and disclose Corporate Governance Practices.	Chilean Law does not require the adoption of Corporate Governance Practices because they have been established by Chilean Corporate Law.

303A.10 Code of Business Conduct	A company must adopt a Code of Business Conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.	There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Business Conduct that applies to the entire Company, which does not require or prohibit behavior that contravenes Chilean Law. This Code of Business Conduct is available on our website at http://www.koandina.com/.

303A.11 Summary of Differences	A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE as applicable to U.S. domestic listed companies	No similar obligation exists under Chilean law.

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

Interest Rate Risk

Our primary interest rate exposures relate to U.S. dollar denominated and UF long-term fixed rate bond liabilities and other long-term variable and fixed rate bank liabilities. We also invest in certain medium-term bond securities that bear a fixed interest rate. We monitor our exposure to interest rate fluctuations regularly depending on market conditions.

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2006.

	Expected Maturity Date							Estimated Fair Market Value
	2007	2008	2009	2010	2011	Thereafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest Earning Assets
Bonds	7,014	11,517	0	0	5,172	64,174	87,877	87,021
Weighted average interest rate	7.85%	6.07%			8.00%	5.94%	6.2%
Time deposits and credit links	7,173	5,494	0	0	0	0	12,667	12,667
Weighted average interest rate	7.80%	6.94%					7.43%
Interest Bearing Liabilities
Long-term debt	0	0	0	0	0	0	0	0
Fixed Rate	0	0	0	0	0	0	0	0
Bonds	29,972	6,051	1,995	3,991	3,991	59,998	105,998	124,290
Weighted average interest rate	6.67%	6.20%	6.50%	6.50%	6.50%	6.54%	6.55%
Bank liabilities	2,490	0	0	0	0	0	2,490	2,490
Weighted average interest rate	8.75%						8.75%
Variable Rate
Bank liabilities	439	388	30	0	0	0	857	857
Weighted average interest rate	15.66%	15.59%	15.59%				15.63%

Foreign Currency Risk

At December 31, 2006, the Company has long-term interest bearing debt subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. We manage such risk by maintaining cash, deposits, money market mutual funds and bonds in U.S. dollars amounting to Ch$112,017 million at December 31, 2006, representing 573% of total long-term U.S. dollar debt at such date. Notwithstanding the aforementioned, our dollar-denominated financial assets are protected against fluctuations in the exchange rate for U.S. dollars by means of a “cross currency swap” hedge agreement. The hedged amount totaled Ch$80,467 million at December 31, 2006, with which the Company’s dollar-denominated debt is hedged.

The following table summarizes the financial instruments denominated in US dollars we held as of December 31, 2006.

	Expected Maturity Date							Estimated Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Market Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
US$ denominated:
Cash	554	0	0	0	0	0	554	554
Money market mutual funds	14,750	0	0	0	0	0	14,750	14,750
Time deposit and credit link	3,342	5,494	0	0	0	0	8,836	8,836
Bonds	7,014	11,517	0	0	5,172	64,174	87,877	87,021
Foreign currency contracts	13,331	14,644	0	0	0	3,258	31,233	31,233
Liabilities
US$ denominated:
Long-term liabilities:
Bonds	17,416	0	0	0	0	2,130	19,546	19,945
Weighted average interest rate	7.00%					7.63%	7.07%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The information requested by this item has been previously provided in the annual report for the year 2004. See “Item 4. Information on the Company—Part A. History and Development of the Company.”

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Controller, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our Chief Executive Officer, Chief Financial Officer and Controller have concluded that these controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting.

Company management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Financial Officer and Controller and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an audit report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the company registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in internal controls over financial reporting.

There were no changes in our internal control over financial reporting during the year ended December 31, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Heriberto Urzúa Sánchez is our “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has also determined that Mr. Heriberto Urzúa Sánchez is an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a “Code of Business Conduct” that constitutes a code of ethics for our employees. This code applies to our chief executive officer and all senior financial officers of our Company, including the chief financial officer, controller, or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our code of ethics is available on our websites, free of charge, at www.koandina.com. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on the above mentioned website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2006		2005
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees
Audit fees(1)	347	87	250	88
Audit-related fees(2)	32	8	17	6
Tax fees(3)	19	5	16	6
Total	398	100	283	100

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2006, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the report of independent registered accounting firm, are filed as part of this annual report:

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description

1.1	English translation of our Bylaws (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F for the fiscal year ended December 31, 1996 and incorporated herein by reference)

8.1	List of our subsidiaries (filed herewith).

12.1	Certification of Jaime Garcia pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

12.2	Certification of Osvaldo Garay pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

13.1	Certification of Jaime Garcia pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

13.2	Certification of Osvaldo Garay pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 28, 2007.

EMBOTELLADORA ANDINA S.A. (ANDINA BOTTLING COMPANY)

/s/ Osvaldo Garay
Osvaldo Garay Chief Financial Officer

Date: June 28, 2007

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of December 31, 2006 and 2005 and for each

    of the three years in the period ended December 31, 2006

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	Unidades de Fomento (Chilean government inflation-indexed monetary units)
A$	-	Argentine pesos
R$	-	Brazilian reals
	€-	Euros

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Embotelladora Andina S.A.

1.	We have audited the accompanying Consolidated Balance Sheets of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related Consolidated Statements of Income and of Cash Flows for each of the three years in the period ended December 31, 2006, all expressed in thousands of constant Chilean pesos of December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Chile and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Chile.

4.	Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Santiago, Chile

June 29, 2007

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2006)

			At December 31,
	Note		2006	2005
			ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash			16,342,273	14,715,194
Time deposits	3		7,173,319	26,240,283
Marketable securities	4		26,043,350	14,297,351
Trade accounts receivable (net)	5		36,137,487	34,925,430
Notes receivable (net)	5		12,464,812	11,376,844
Other receivables (net)	5		11,649,352	20,192,814
Accounts receivable from related companies	6	a)	2,893,571	5,704,490
Inventories (net)	7		22,691,083	17,791,297
Recoverable taxes			7,911,516	9,985,558
Prepaid expenses			1,610,638	1,641,415
Deferred income taxes	8	b)	890,432	—
Other current assets	9		18,316,976	8,547,164

Total current assets			164,124,809	165,417,840

PROPERTY, PLANT AND EQUIPMENT	11
Land			14,408,848	12,953,451
Buildings and improvements			85,054,927	81,212,921
Machinery and equipment			215,596,412	208,593,786
Other property, plant and equipment			207,321,528	200,677,474
Technical reappraisal of property, plant and equipment			2,056,207	2,056,333
Less: Accumulated depreciation			(382,395,766)	(363,262,481)

Total property, plant and equipment			142,042,156	142,231,484

OTHER ASSETS
Investments in unconsolidated affiliates	12		22,466,621	21,835,178
Investments in other companies			55,945	55,716
Goodwill (net)	13		67,885,008	72,892,395
Long-term receivables			51,353	112,794
Accounts receivable from related companies	6	a)	36,176	22,964
Intangibles (net)			167,452	179,542
Deferred income taxes	8	b)	—	690,704
Long-term investments and other long-term assets	14		116,769,627	133,658,022

Total other assets			207,432,182	229,447,315

Total assets			513,599,147	537,096,639

The accompanying Notes 1 to 29 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2006)

			At December 31,
	Note		2006	2005
			ThCh$	ThCh$
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank borrowings	15	a)	2,490,011	28,521,971
Current portion of long-term bank borrowings	15	b)	438,843	494,267
Current portion of bonds payable	17		29,972,480	13,971,623
Dividends payable			4,712,773	4,062,425
Trade accounts payable			42,868,132	38,672,141
Other creditors			3,176,320	2,885,037
Amounts payable to related companies	6	b)	10,813,058	8,505,764
Other accrued liabilities	18		2,885,232	644,805
Withholdings			19,709,886	16,688,275
Income taxes payable			4,032,330	8,873,924
Unearned income			499,547	254,439
Deferred income taxes	8	b)	—	726,567
Other current liabilities			4,669,336	3,080,741

Total current liabilities			126,267,948	127,381,979

LONG-TERM LIABILITIES
Long-term bank borrowings	16		418,036	464,046
Bonds payable	17		76,025,175	103,940,040
Other creditors			133,287	149,660
Amounts payable to related companies	6	b)	3,549,631	—
Other accrued liabilities	18		17,098,479	21,559,300
Deferred income taxes	8	b)	4,127,656	—
Other long-term liabilities			10,074,713	8,386,858

Total long-term liabilities			111,426,977	134,499,904

MINORITY INTEREST	20		1,170,883	1,140,997
COMMITMENTS AND CONTINGENCIES	26
SHAREHOLDERS’ EQUITY	21
Paid-in capital			202,060,999	202,060,999
Other reserves			1,750,275	(205,369)
Retained earnings from prior years			10,005,036	26,887,376
Net income for the year			74,355,094	57,216,172
Interim dividends			(13,438,065)	(11,885,419)

Total shareholders’ equity			274,733,339	274,073,759

Total liabilities and shareholders’ equity			513,599,147	537,096,639

The accompanying Notes 1 to 29 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2006)

			For the years ended December 31,
	Note		2006	2005	2004
			ThCh$	ThCh$	ThCh$
OPERATING INCOME
Net sales			546,731,824	476,071,741	427,480,547
Cost of sales			(312,076,970)	(280,982,233)	(258,131,808)

Gross profit			234,654,854	195,089,508	169,348,739
Administrative and selling expenses			(139,592,760)	(115,545,393)	(102,830,633)

Operating income			95,062,094	79,544,115	66,518,106

NON-OPERATING INCOME AND EXPENSE
Financial income			12,532,277	29,120,975	24,663,477
Share of gain from unconsolidated affiliates	12		515,553	785,696	1,045,366
Other non-operating income	22		5,695,625	7,466,559	865,574
Amortization of goodwill	13		(6,502,411)	(6,359,723)	(7,337,071)
Financial expense			(15,372,876)	(21,555,527)	(20,245,960)
Other non-operating expense	22		(7,383,912)	(7,900,633)	(6,528,863)
Price-level restatement			(315,786)	(582,022)	968,085
Exchange gains (losses), net			3,709,452	(14,587,122)	(13,295,111)

Non-operating expense			(7,122,078)	(13,611,797)	(19,864,503)

Income before income tax expense and minority interest			87,940,016	65,932,318	46,653,603
Income tax expense	8	c)	(13,555,325)	(8,728,572)	(4,172,638)

Income before minority interest			74,384,691	57,203,746	42,480,965
Income attributable to minority interest	20		(29,597)	12,426	(2,832)

Net income			74,355,094	57,216,172	42,478,133

The accompanying Notes 1 to 29 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2006)

	For the years ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	723,574,496	691,903,200	594,198,007
Financial income received	11,175,459	21,674,307	10,727,373
Dividends and other distributions received	1,483,972	1,431,880	3,637,024
Collection of other receivables	17,881	25,277	25,663
Payments to suppliers and personnel	(491,879,524)	(507,648,179)	(436,869,176)
Interest paid	(12,734,626)	(20,430,581)	(18,034,934)
Income tax payments	(10,837,760)	(5,088,844)	(4,477,726)
Other expenses	—	—	(20,568)
VAT and other similar items paid	(93,878,168)	(83,010,536)	(74,837,378)

Net cash provided by operating activities	126,921,730	98,856,524	74,348,285

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from banks	44,470,243	55,829,651	63,560,991
Other financing activities	—	—	8,686
Dividends paid	(73,683,735)	(74,075,229)	(48,398,734)
Payments of loans	(71,179,126)	(86,348,022)	(49,586,929)
Repayments of bonds	(11,922,691)	(11,924,675)	(11,912,576)

Net cash used in financing activities	(112,315,309)	(116,518,275)	(46,328,562)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	2,047,511	3,461,644	905,204
Proceeds from sales of permanent investments	5,117,195	—	—
Proceeds from sales of other investments	37,116,408	61,462,432	23,731,343
Additions to property, plant and equipment	(37,004,369)	(27,970,435)	(26,698,808)
Purchases of territory	—	—	(8,319,160)
Permanent investments	—	(326,211)	(956,105)
Purchases of other investments	(1,294,199)	(25,490,499)	(28,425,309)

Net cash provided by (used in) investing activities	5,982,546	11,136,931	(39,762,835)

Net cash flows from operating, financing and investing activities	20,588,967	(6,524,820)	(11,743,112)

PRICE – LEVEL RESTATEMENT OF CASH AND CASH EQUIVALENTS	(609,253)	(588,605)	(4,047,834)

NET DECREASE IN CASH AND CASH EQUIVALENTS	19,979,714	(7,113,425)	(15,790,946)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,593,034	28,706,459	44,497,405

CASH AND CASH EQUIVALENTS AT END OF YEAR	41,572,748	21,593,034	28,706,459

The accompanying Notes 1 to 29 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2006)

	For the years ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	74,355,094	57,216,172	42,478,133
Income on sales of assets:
Loss (gain) on sale of property, plant and equipment	2,128,203	(273,459)	297,633
Gain on divesture of Vital S.A	—	(3,972,048)	—
Gain on sale of other assets	—	(2,206)	(5,558)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	29,553,886	29,646,794	33,265,599
Amortization of intangibles	195,779	331,208	281,501
Write-offs and provisions	2,844,093	1,663,474	5,137,502
Share of gain from unconsolidated affiliates	(515,553)	(785,696)	(1,045,366)
Amortization of goodwill	6,502,411	6,359,723	7,337,071
Price-level restatement	315,786	582,022	(968,085)
Exchange gains (losses), net	(3,709,452)	14,587,122	13,295,111
Other credits to income that do not represent cash flows	(403,979)	(2,969,786)	(465,422)
(Increase) decrease in operating assets:
Trade accounts receivable	1,603,558	(2,478,288)	(3,302,122)
Inventories	(4,700,217)	2,471,708	(2,232,143)
Other assets	(15,163,135)	(29,140,854)	(19,584,646)
Increase (decrease) in operating liabilities:
Accounts payable related to operating income	9,650,726	(5,818,346)	(7,269,266)
Interest payable	9,784,937	12,957,404	7,665,376
Income taxes payable	7,999,829	5,764,430	755,608
Other accounts payable related to non-operating income	4,371,477	5,510,779	3,253,813
VAT and other similar items	2,078,690	7,218,797	(4,549,286)
Income attributable to minority interest	29,597	(12,426)	2,832

Net cash provided by operating activities	126,921,730	98,856,524	74,348,285

The accompanying Notes 1 to 29 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2006 AND 2005

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Embotelladora Andina S.A. is registered under No. 00124 in the Securities Registry and is subject to the regulations of the Chilean Superintendency of Securities and Insurance Companies (the “SVS”).

The primary activity of Embotelladora Andina S.A. (“Andina”, and together with its subsidiaries, the “Company”) is the production and sale of Coca-Cola products and other beverages. The Company has bottling operations in Santiago, Chile and, through its subsidiaries, in Rio de Janeiro, Espíritu Santo and Nova Iguaçu, Brazil, and Mendoza, Córdoba, and Rosario, Argentina. The Company holds franchises from The Coca-Cola Company covering each of its Chilean, Brazilian and Argentine operations. The franchises for the Chilean Territories and for the Argentine Territories expire in 2007. The franchises for the Brazilian territories expire in 2008. All these franchises may be extended at the option of The Coca-Cola Company. Such franchises are expected to be renewed upon expiration.

Legal reorganizations and joint ventures:

On June 5, 2006 Andina Inversiones Societarias S.A., a consolidated subsidiary of the Company was divided, creating “Andina Inversiones Societarias Dos S.A.” by the contribution at book value of Envases Multipack Ltda., a consolidated subsidiary. On August 15, 2006, Andina Inversiones Societarias Dos S.A. became a limited liability corporation and changed its name to Andina Inversiones Societarias Dos Ltda. On November 15, 2006, Andina Inversiones Societarias Dos Ltda. and Envases Multipack Ltda. were merged into Embotelladora Andina S.A.

On December 22, 2005 the production and packaging business of water, juices and non-carbonated beverages licensed by The Coca-Cola Company (“TCCC”) in Chile was restructured. Vital Aguas S.A. was created with the purpose of developing the process, production and packaging business of Vital Mineral Water and other water products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Consequently, Vital S.A., a consolidated subsidiary of the Company which prior to the creation of Vital Aguas S.A developed and produced water products for the Company, will focus on juices and non-carbonated beverages. As part of the restructuring, Embotelladora Andina S.A., Embonor S.A. and Embotelladora Coca-Cola Polar S.A., have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in the newly formed Vital Aguas S.A. See note 12.

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

Certain minor reclassifications have been made in the 2004 and 2005 amounts to conform with the 2006 presentation.

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

c) Price-level restatement

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Chilean Consumer Price Index published by the National Institute of Statistics (the “CPI”), applied one month in arrears, which was 2.5%, 3.6% and 2.1% for the years ended November 30, 2004, 2005 and 2006, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

Assets and liabilities that are denominated in inflation-indexed monetary units are stated at year-end values. The principal inflation-indexed monetary unit used in Chile is the UF that changes daily to reflect the changes in the CPI. Values for the UF are as follows (historical pesos per UF):

	December 31,
	2006	2005	2004
	Ch$	Ch$	Ch$
Unidades de Fomento (UF)	18,336.38	17,974.81	17,317.05

All amounts in the financial statements and notes are expressed in Chilean pesos of December 31, 2006 purchasing power, unless otherwise stated. For comparative purposes, the 2004 and 2005 financial statements, and the amounts disclosed in the related footnotes, have been restated in terms of Chilean pesos of December 31, 2006 purchasing power. This updating does not change the prior year’s statements or information in any way except to update the amounts to Chilean pesos of similar purchasing power.

d) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies were translated into Chilean pesos at the exchange rates reported by the Central Bank of Chile as follows:

	December 31,
	2006	2005	2004
	Ch$	Ch$	Ch$
United States dollars (US$)	532.39	512.50	557.40
Argentine pesos (A$)	173.87	169.03	187.11
Brazilian Real (R$)	249.01	222.37	209.99
Euros (€)	702.08	606.08	760.13

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

g) Securities purchased under agreements to resell

These securities represent investment in promissory notes issued by the Central Bank of Chile, which were purchased at a discount under agreements to resell at a fixed price. They are valued at their present value calculated on the basis of the interest yield used to determine the price of each instrument on the date of acquisition. Interest earned is recorded as financial income.

h) Inventories

Inventories are stated at purchase and/or production cost, adjusted for price-level restatements and are computed pursuant to the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

i) Recoverable taxes

Recoverable taxes represent a net receivable related to value-added taxes on purchases and sales and prepayments based on anticipated income tax.

j) Income taxes and deferred income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional provision provided by Technical Bulletin No. 60, against asset or liability accounts (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, some portion or all of the deferred income tax assets will not be realized.

k) Property, plant and equipment and depreciation

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

Depreciation expense, amounting to ThCh$ 29,553,886, ThCh$ 29,646,794 and ThCh$ 33,265,599 for 2006, 2005 and 2004, respectively, was determined using the straight-line method based on the estimated useful lives of the assets, which are as follows:

Years
Buildings and improvements	25-60
Machinery and equipment	10
Containers	2-5
Other	1-10

l) Deposits for containers

The Company records a liability for cash guarantees received from customers for containers delivered with the purchase of its products. These guarantees are not adjusted for price-level restatements. If a customer did not return the containers in a five-year period as from the invoice date, the Company may cash the deposit partially or in all with no further proceeding. The effect of this transaction is recognized in the consolidated statements of income.

Considering that the number of new containers in circulation during a year is historically greater than the number of containers returned by clients in that same period, the liability for cash guarantees received, amounting to ThCh$ 8,701,324 and ThCh$ 7,415,889 as of December 31, 2006 and 2005, respectively, is presented under Other long-term liabilities in the balance sheet.

m) Investments in unconsolidated affiliates

Investments in companies in which the Company’s ownership interest exceeds 20% but is less than 50% are accounted for using the equity method. The Company’s proportionate share in net income and loss of unconsolidated affiliates is recognized in other non-operating income or expense in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in which the Company’s ownership interest is below 20% are accounted for at cost plus price-level restatements, except for subsidiaries in which the Company has significant influence which are also accounted for using the equity method.

n) Long-term investments

Long-term investments mainly include investments in bonds and time deposits which are recorded at cost plus accrued interest.

o) Goodwill

Until December 31, 2003, the Company classified the cost in excess of book value of the net assets of companies acquired in purchase transactions as goodwill. Effective January 1, 2004, Technical Bulletin No. 72 requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Goodwill generated on acquisitions is amortized on a straight-line basis over 20 years. Amortization of goodwill amounted to ThCh$ 6,502,411, ThCh$ 6,359,723 and ThCh$ 7,337,071 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company evaluates the recoverability of goodwill on a periodic basis.

p) Bonds payable

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

q) Staff severance indemnities and retention plan

The Company has recorded a liability for long-term severance indemnities in accordance with the collective bargaining agreements entered into with its employees in Chile. The indemnity is payable to employees at the rate of one full month’s salary for every year of service with the Company. This liability is shown at the present value of the projected benefits, considering the impacts of inflation, discounted at a rate of 7%. The benefit accrued as of the end of the year considers the average future service period for all employees covered by such agreements. The staff severance indemnities are included in short-term and long-term Other accrued liabilities in the consolidated balance sheets. Beginning in 2005 the Company also maintains a separate management retention plan which entitles certain selected executives to receive a fixed lump sum payment on a pre-determined date upon completion of service. The resulting obligation under the provisions of this plan is shown under Other accrued liabilities in the consolidated balance sheets.

r) Sales recognition

The Company records sales revenue based on the physical delivery of finished products to its customers, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

s) Franchise incentives

The Coca-Cola Company, in its sole discretion, provides the Company with various benefits and incentives, including advertising and promotional support. The amounts received from The Coca-Cola Company for such support are included within the captions that compose operating income, depending on the nature of the support given.

t) Derivative transactions

Derivative financial instruments are accounted for in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants (“TB 57”). Under TB 57 all derivative financial instruments are recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as hedging instruments and non-hedging (investment) instruments.

Hedging instruments are accounted for as follows:

Hedges of recognized assets, liabilities or firm commitments – Futures contracts for the sale of sugar to hedge changes in the fair value of purchase commitments:

The difference resulting from the changes in the fair value of the hedged item and the derivative instrument should be accounted for as follows:

•	If the net effect is a loss, it should be recognized in the statement of income in the period of change.

•	If the net effect is a gain, it should be deferred and recognized in the income statement when the contract is settled.

Hedges of forecasted transactions – Foreign-currency forward exchange contracts and cross-currency swap agreements to hedge foreign exchange risk on forecasted cash flows in US dollars:

The derivative instrument is stated at its fair value on the consolidated balance sheets and any change in the fair value of the derivative instrument is recognized on the balance sheets as an unrealized gain or loss (Other liabilities or Other assets, respectively). When the contract is settled, the unrealized gain or loss on the instrument is recognized as a financial income or expense in the consolidated statements of income.

Non-hedging (investment) instruments are presented at their fair value, with changes in fair value reflected in earnings in the period in which the change in fair value occurs.

u) Raw materials purchase commitments

Probable losses arising from fixed-price purchase commitments of raw materials are recognized in the consolidated statements of income at their fair value.

v) Translation of financial statements in foreign currencies

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

w) Cash flows

For purposes of the consolidated statement of cash flows, in accordance with Technical Bulletin No. 50 of the Chilean Institute of Accountants and Circular No. 1,501 of the Superintendencia de Valores y Seguros (Chilean Superintendency of Securities and Insurance) the Company has considered cash equivalents to be investments in fixed-income, money market funds, time deposits and securities purchased under agreements to resell, maturing within 90 days.

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

NOTE 3 - TIME DEPOSITS

Time deposits at each year-end consisted of the following:

	At December 31,
	2006	2005
	ThCh$	ThCh$
Foreign currency deposits	7,173,319	26,240,283

Total	7,173,319	26,240,283

NOTE 4 - MARKETABLE SECURITIES

Marketable securities at each year-end consisted of the followings:

	At December 31,
	2006	2005
	ThCh$	ThCh$
Money market funds	20,412,981	2,325,673
Bonds Sudamericano Bank.	4,503,170	—
Bonds Petróleos Mexicanos S.A.	1,127,199	—
Credit link Enersis	—	9,352,659
Bonds Teléfonos de México S.A.	—	2,619,019

Total	26,043,350	14,297,351

NOTE 5 - RECEIVABLES

Of the portfolio of receivables at December 31, 2006, 98.1% corresponded to the softdrinks and other beverage business and 1.9% to the container business. Details of receivables are as follows:

	At December 31,
	2006	2005
	ThCh$	ThCh$
Trade accounts receivable	37,168,126	36,351,039
Allowance for doubtful accounts	(1,030,639)	(1,425,609)

Subtotal trade accounts receivable (net)	36,137,487	34,925,430

Notes receivable	12,924,880	11,774,163
Allowance for doubtful accounts	(460,068)	(397,319)

Subtotal notes receivable (net)	12,464,812	11,376,844

Other receivables	11,702,919	20,270,359
Allowance for doubtful accounts	(53,567)	(77,545)

Subtotal other receivables	11,649,352	20,192,814

Total receivables	61,795,925	68,395,561
Total allowance for doubtful accounts	(1,544,274)	(1,900,473)

Total net receivables	60,251,651	66,495,088

Notes receivable consisted primarily of post-dated checks for the purchases of goods. Other receivables consisted primarily of advance payments made to suppliers and amounts due from employees.

Gross balances outstanding for 90 days or less were ThCh$ 60,065,487 and ThCh$ 66,676,212 at December 31, 2006 and 2005, respectively. Gross balances outstanding for more than 90 days were ThCh$ 1,730,438 and ThCh$ 1,719,349 at December 31, 2006 and 2005, respectively.

The Company’s bad debt expense totaled ThCh$210,925 in 2006, ThCh$ 599,422 in 2005 and ThCh$ 917,910 in 2004.

NOTE 6 - AMOUNTS AND TRANSACTIONS WITH RELATED COMPANIES

Amounts payable and receivable with related companies correspond to transactions made on market terms. These balances are generally due within approximately 45 days.

a)	Amounts receivable

		At December 31,
		Short – term		Long – term
Company	Transaction	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$
Coca Cola de Chile S.A.	Advertising	1,516,466	571,581	36,176	22,964
Embonor S.A.	Sale of products	836,682	3,103,242	—	—
Embotelladora Coca Cola Polar S.A.	Sale of products	540,423	2,005,727	—	—
Centralli Refrigerantes S.A.	Sale of products	—	23,940	—	—

Total		2,893,571	5,704,490	36,176	22,964

b)	Amounts payable

		At December 31,
		Short – term		Long – term
Company	Transaction	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$
Recofarma Industrias do Amazonas Ltda.	Purchase of concentrate	4,512,543	2,473,347	—	—
Envases CMF S.A.	Purchase of raw materials	3,245,450	3,915,421	—	—
SPBR S.R.L	Purchase of concentrate	1,989,271	914,100	—	—
Envases Central S.A.	Raw materials and finished products transactions	697,582	861,705	—	—
Cican S.A.	Raw materials and finished products transactions	299,102	45,132	—	—
Envases del Pacífico S.A.	Purchase of raw materials	69,110	296,059	—	—
Embonor S.A.	Unearned income from sale commitments (1)	—	—	2,826,181	—
Embotelladora Coca Cola Polar S.A.	Unearned income from sale commitments (1)	—	—	723,450	—

Total		10,813,058	8,505,764	3,549,631	—

(1)	Corresponds to unearned income from sale commitments of Vital S.A.’s products to Embonor S.A. and Embotelladora Coca Cola Polar S.A., which will be realized along with future deliveries.

c)	Transactions with related companies, exceeding ThCh$ 200,000, were as follows:

Company	Relation	Transaction	2006	2005	2004
			ThCh$	ThCh$	ThCh$
Envases Central S.A.	Equity investee	Sales of raw materials and supplies	1,472,017	1,023,801	737,500
		Finished product purchases	15,339,206	14,080,772	13,270,240
Coca-Cola de Chile S.A.	Related shareholder	Concentrate purchases	40,624,461	41,695,481	38,871,548
		Collection of advertising participation	1,817,637	2,905,918	1,821,092
		Water source rental	1,345,582	1,537,281	1,444,953
		Sales of advertising	2,706,709	3,257,907	2,462,765
SPBR S.R.L.	Related shareholder	Concentrate purchases	22,695,763	20,516,311	17,929,317
Envases del Pacífico S.A.	Director in common	Purchase of raw materials	426,042	796,743	894,088
Recofarma Industrias do Amazonas Ltda.	Related shareholder	Concentrate purchases	40,784,146	30,157,643	27,099,079
		Payment of advertising participation	3,210,233	3,194,094	3,875,892
		Other	539,988	435,160	281,344
Envases CMF S.A.	Equity investee	Container purchases	16,467,180	16,237,818	14,189,804
		Dividend paid	1,480,136	1,274,208	380,581
Embonor S.A.	Shareholder related	Sale of shares	—	3,103,242	—
		Sale of finished products	6,941,530	—	—
Embotelladora Coca Cola Polar S.A.	Shareholder related	Sale of shares	—	2,005,727	—
		Sale of finished products	4,315,718	—	—
Inmobiliaria y Constructora El Golf S.A.	Shareholder in common	Real estate purchase	—	16,444	1,849,139
Inversiones Caburga S.A.	Shareholder	Real estate sale	—	1,045,276	—
Iansagro S.A.	Director in common	Sugar purchase	9,796,298	12,437,373	10,651,166
Cican S.A.	Shareholder related	Finished product purchases	1,276,044	214,156	77,034
Vendomática S.A.	Director related	Finished product purchases	1,442,931	1,142,310	—
BBVA Administradora General de Fondos S.A.	Director related	Money market funds investments	79,154,000	—	—
		Money market funds distributions	70,998,000	—	—

d)	Other transactions

In 2006, the Company entered into a supply agreement with Empresas Iansa S.A. and Iansagro S.A. for the purchase of 172,000 tons of sugar for the period 2007-2009. The agreement provides for the payment of a fixed price for part of the volume to be purchased and a variable price, determined in accordance with market values observed in international markets, for the remaining commitments.

For the year ended December 31, 2006, the Company recorded a loss of ThCh$ 748,463 on purchase commitments stated at fixed prices, based on fair values at year-end.

NOTE 7 - INVENTORIES

Inventories at each year-end consisted of the following:

	At December 31,
	2006			2005
	Gross value	Obsolescence provision	Net value	Gross value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Finished products	10,841,490	(368,640)	10,472,850	8,442,282	(55,874)	8,386,408
Products in process	691,102	—	691,102	142,026	—	142,026
Raw materials	10,274,661	(167,834)	10,106,827	8,435,888	(97,904)	8,337,984
Raw materials in transit	1,420,304	—	1,420,304	924,879	—	924,879

Total	23,227,557	(536,474)	22,691,083	17,945,075	(153,778)	17,791,297

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a)	General:

At December 31, 2006 and 2005, the Company has no accumulated taxable profits with shareholders credit.

b)	Deferred income taxes at each year-end were as follows:

	December 31, 2006				December 31, 2005
	Assets		Liabilities		Assets		Liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary Differences
Allowance for doubtful accounts	211,753	38,868	—	—	240,090	95,419	—	—
Vacation accrual	188,582	—	—	—	159,313	—	—	—
Production expenses	8,876	—	—	—	5,611	—	—	—
Depreciation of property, plant and equipment	—	466	117,444	4,086,591	—	—	122,967	4,208,541
Staff severance indemnities	91,148	6,629	33,560	219,527	40,383	—	39,233	271,456
Provision for assets written – off	327,430	1,396,237	—	—	136,897	846,366	—	—
Provision for labor and commercial lawsuits	—	1,256,687	—	—	—	4,298,294	—	—
Tax loss carryforwards	2,123,839	3,817,479	—	—	1,008,525	9,036,649	—	—
Deposits in guarantee	—	—	—	2,246,257	—	—	—	2,673,313
Local bond issue expenses	—	—	—	156,020	—	—	—	211,733
Contingency allowance	—	213,277	—	—	—	1,752,262	—	—
Social contributions	764,582	1,255,356	—	—	363,069	2,167,977	—	—
Accrued interest foreign companies	—	—	3,962,637	—	—	—	3,433,646	—
Exchange rate difference	—	—	—	8,578,522	—	—	—	—
Other	1,287,863	370,254	—	—	915,391	1,754,892	—	84,733
Others
Complementary accounts, net of amortization	—	—	—	(2,804,008)	—	(3,997,073)	—	(3,158,229)
Valuation allowance (1)	—	—	—	—	—	(10,972,535)	—	—

Total	5,004,073	8,355,253	4,113,641	12,482,909	2,869,279	4,982,251	3,595,846	4,291,547

(1)	The decrease in the valuation allowance in 2006 is due to improved conditions related to the projected utilization of accumulated tax loss carry-forwards concerning our subsidiaries in Argentina and Brazil, for which the corresponding deferred tax asset had previously been provisioned.

Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

c)	Income tax expense for each year was as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Current income tax expense	(9,571,745)	(9,148,881)	(4,168,509)
Tax expense adjustment (previous period)	(115,569)	(160,055)	574,214
Deferred income tax expense over assets or liabilities	(18,599,927)	(3,017,587)	(1,427,635)
Amortization of deferred income tax asset and liability complementary accounts	3,744,535	(960,680)	(1,018,764)
Change in valuation allowance	11,163,934	4,718,154	2,115,704
Other charges	(176,553)	(159,523)	(247,648)

Total	(13,555,325)	(8,728,572)	(4,172,638)

d)	Total income (loss) before income taxes and minority interest arising from different geographic sources is as follows:

Year ended December 31,	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
2006	51,149,733	30,314,461	6,475,822	87,940,016
2005	52,650,946	8,678,263	4,603,109	65,932,318
2004	40,143,621	6,364,565	145,417	46,653,603

NOTE 9 - OTHER CURRENT ASSETS

Other current assets at each year-end consisted of the following:

	At December 31,
	2006	2005
	ThCh$	ThCh$
Cross-currency swap current portion	12,056,881	1,661,607
Supplies	3,056,325	4,986,862
Securities purchased under agreements to resell	970,304	—
Futures contracts	252,773	—
Other	1,980,693	1,898,695

Total	18,316,976	8,547,164

NOTE 10 - SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

At December 31, 2006, the balance of financial instruments purchased under agreements to resell is as follows:

Dates		Counterparty	Currency	Subscription Value	Rate	Book Value	Value at settlement	Instrument Id.
Start	Expiration
				ThCh$	%	ThCh$	ThCh$
Dec. 29, 2006	Jan. 3, 2007	Santander –Santiago	Ch$	400,000	0.47%	400,125	400,313	D$SAN 051207
Dec. 29, 2006	Jan. 4, 2007	Santander –Santiago	Ch$	300,000	0.47%	300,094	300,282	D$SAN 191207
Dec. 29, 2006	Jan. 4, 2007	Santander –Santiago	Ch$	270,000	0.47%	270,085	270,254	D$SAN 191207

				970,000		970,304	970,849

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists principally of land, buildings, improvements and machinery. Machinery and equipment includes production lines and supporting equipment, sugar processing and liquefying equipment, transportation machinery, and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile	:	Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina	:	Buenos Aires, Mendoza, Córdoba, and Rosario
Brazil	:	Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazú, Espíritu Santo and Vitoria

As of December 31, 2006, the Company and its subsidiaries have adjusted property, plant and equipment that management deems will remain inactive for an indefinite amount of time, to its estimated realization value. These adjustments were recorded as Other non-operating expense. Total write-downs are as follows:

ThCh$
Computer software (Other property plant and equipment)	2,291,110
Riles plant (Machinery and equipment)	1,089,213
Pallet (Other property, plant and equipment)	334,656

Total	3,714,979

a)	Principal components of property, plant and equipment at each year-end are as follows:

	Balances at December 31, 2006			Balances at December 31, 2005
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	14,408,848	—	14,408,848	12,953,451	—	12,953,451
Buildings and improvements	85,054,927	(33,251,580)	51,803,347	81,212,921	(32,120,328)	49,092,593
Machinery and equipment	215,596,412	(172,928,009)	42,668,403	208,593,786	(159,733,334)	48,860,452
Other property, plant and equipment	207,321,528	(175,592,947)	31,728,581	200,677,474	(170,790,787)	29,886,687
Technical reappraisal of property, plant and equipment	2,056,207	(623,230)	1,432,977	2,056,333	(618,032)	1,438,301

Total	524,437,922	(382,395,766)	142,042,156	505,493,965	(363,262,481)	142,231,484

b)	Other property, plant and equipment at each year-end are as follows:

	At December 31,
	2006	2005
	ThCh$	ThCh$
Containers	117,981,015	111,309,459
Refrigeration equipment and other assets	54,043,340	55,149,901
Furniture and tools	7,413,454	4,021,458
Other	27,883,719	30,196,656

Total other property, plant and equipment	207,321,528	200,677,474

c)	Technical reappraisal of property, plant and equipment at each year-end was as follows:

	Balances at December 31, 2006			Balances at December 31, 2005
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,373,165	—	1,373,165	1,373,165	—	1,373,165
Buildings and improvements	192,242	(134,404)	57,838	192,304	(129,856)	62,448
Machinery and equipment	490,800	(488,826)	1,974	490,864	(488,176)	2,688

Total	2,056,207	(623,230)	1,432,977	2,056,333	(618,032)	1,438,301

d)	Depreciation charges for the period amounted to ThCh$ 29,553,886 (ThCh$ 29,646,794 and ThCh$ 33,265,599 in 2005 and 2004, respectively) of which ThCh$ 21,467,993 (ThCh$ 23,359,540 and ThCh$ 25,730,002 in 2005 and 2004, respectively) are included under Cost of sales and ThCh$8,085,893 (ThCh$ 6,287,254 and ThCh$ 7,535,597 in 2005 and 2004, respectively) under Administrative and selling expenses in the income statement.

NOTE 12 - INVESTMENT IN UNCONSOLIDATED AFFILATES

Investments in related companies and the related direct participation in equity and unrealized results at each year-end were as follows:

		Functional	Ownership(*) interest		Accrued income			Participation in Equity		Unrealized losses		Book value of investment
Company	Country	Currency	2006	2005	2006	2005	2004	2006	2005	2006	2005	2006	2005
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A.	Chile	Chilean pesos	50.00	50.00	379,530	278,713	231,668	18,784,434	18,542,598	(1,054,985)	(1,127,742)	17,729,449	17,414,856
Envases Central S.A.	Chile	Chilean pesos	49.91	49.91	(22,483)	(374,508)	86,020	2,222,472	2,240,008	(224,997)	(224,997)	1,997,475	2,015,011
Kaik Participacoes Ltda.	Brazil	US dollars	11.32	11.32	68,278	494,108	599,905	1,554,235	1,328,854	—	—	1,554,235	1,328,854
Cican S.A.	Argentina	US dollars	15.20	15.20	90,228	387,383	127,773	1,185,462	1,076,457	—	—	1,185,462	1,076,457

Total					515,553	785,696	1,045,366	23,746,603	23,187,917	(1,279,982)	(1,352,739)	22,466,621	21,835,178

(*)	Corresponds to the number of shares and rights of Andina over the total shares and rights in each of the companies. This percentage equals the voting right in each of entity, where there are no preferential shares.

1	The main changes that occurred in the reported periods are the following:

•

On June 5, 2006 Andina Inversiones Societarias S.A., a consolidated subsidiary of the Company was divided, creating “Andina Inversiones Societarias Dos S.A.” by the contribution at book value of Envases Multipack Ltda., a consolidated subsidiary. On August 15, 2006, Andina Inversiones Societarias Dos S.A. became a limited liability corporation and changed its name to Andina Inversiones Societarias Dos Ltda. On November 15, 2006, Andina Inversiones Societarias Dos Ltda. and Envases Multipack Ltda. were absorbed and merged into Embotelladora Andina S.A.

•

On December 22, 2005 the production and packaging business of water, juices and non-carbonated beverages licensed by The Coca-Cola Company (“TCCC”) in Chile was restructured. Vital Aguas S.A. was created with the purpose of developing the process, production and packaging business of Vital de Chanqueahue Mineral Water and other water products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Consequently, Vital S.A. will focus on juices and non-carbonated beverages.

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

The equity interests of Embonor and Polar in the newly created Vital Aguas S.A. were purchased from the Company, through its subsidiary, Andina Inversiones Societarias S.A., for UF 169,306 and UF 109,428, respectively. This sale by the Company of a portion of its ownership in Vital Aguas S.A. generated earnings of ThCh$ 3,972,048 (UF 215,919), which is presented in Other Non-Operating Income in 2005.

•	The equity investee Centralli Refrigerante S.A., Brazil, has negative shareholders´ equity, which is provisioned in the corresponding equity proportion. Ownership is 25%.

•

At the Extraordinary Shareholder’s Meeting of Envases Central S.A., held on March 30, 2004, the shareholders approved a resolution to increase the company’s capital to ThCh$ 4,606,133 (historical Chilean pesos) through an issue of 1,743,555 shares of the same existing series, with no nominal value. Andina paid a total contribution of ThCh$ 879,945 (historical Chilean pesos) for 929,838 shares, holding an ownership interest in Envases Central of 49.91%.

•

The investment in Envases Central S.A. is presented net of unrealized income generated in December 1996 related to the sale of the property located in Renca. Total unrealized income amounted to ThCh$ 224,997 and will be recognized upon the sale of the land to a third party.

•

The investment in Envases CMF S.A. is presented net of unrealized income generated in June 2001 from the purchase of machinery and equipment from the Company’s subsidiary Envases Multipack S.A. Total unrealized income will be recognized in earnings over the remaining useful life of the assets sold to Envases CMF S.A. In 2006, the Company realized ThCh$ 72,757 for this concept.

•

The equity gain recognized from the investment in Envases CMF S.A. is presented net of unrealized income related to the sale of bottles from Envases CMF S.A. to Andina. As of December 31, 2006 this amounts to ThCh$ 1,342,440 (ThCh$ 1,197,087 and ThCh$ 912,724 as of December 31, 2005 and 2004, respectively).

•	During 2006, Envases CMF S.A. distributed dividends to Andina amounting to ThCh$ 1,480,136 (ThCh$ 1,274,208 during 2005).

•	During 2005, Kaik Participacoes Ltda. distributed dividends to Refrescos amounting to ThCh$ 153,996.

2	Income available to be remitted by subsidiaries abroad which have not been taxed in Chile amount to US$ 218 million. The Company does not have any current plans to remit such income to Chile.

3	The investments in Kaik Partipacoes Ltda. (Brazil) and Cican S.A. (Argentina), where the Company holds an indirect ownership of 11.32% and 15.2%, respectively, have been accounted for under the equity method, as described in Note 1 m), since the Company has the right to designate a director in each investee.

NOTE 13 - GOODWILL

Goodwill at each year-end and the corresponding amortization for each year were as follows:

	At December 31,
	2006		2005		2004
	Amortization during the year	Goodwill balance	Amortization during the year	Goodwill balance	Amortization during the year	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	3,581,300	41,513,689	3,486,432	44,090,860	3,643,960	53,066,197
Embotelladora del Atlántico S.A.	2,789,230	25,843,794	2,741,411	28,142,128	3,088,921	34,798,451
Vital S.A.	131,881	527,525	131,880	659,407	527,525	791,287
Envases Central S.A.	—	—	—	—	76,665	—

Total	6,502,411	67,885,008	6,359,723	72,892,395	7,337,071	88,655,935

Accumulated amortization of goodwill was ThCh$ 93,718,402 and ThCh$ 87,215,991 at December 31, 2006 and 2005, respectively.

NOTE 14 - OTHER LONG-TERM ASSETS

Other assets at each year-end were as follows:

	At December 31,
	2006	2005
	ThCh$	ThCh$
Long-term investments
Bonds:
Celulosa Arauco S.A.	12,136,561	11,912,159
Enap S.A.	9,417,191	9,361,515
Endesa S.A.	8,050,627	7,969,998
Soberano Chile	7,631,387	7,529,474
Petróleos Mexicanos S.A.	6,279,411	7,434,144
Compañía Manufacturera de Papeles y Cartones S.A.	7,373,046	7,234,421
Teléfonos de México S.A.	7,119,462	6,996,256
Codelco S.A.	5,420,293	5,376,097
Soberano México	4,943,205	4,895,099
Scotiabank Sud Americano	—	4,396,168
Federal Home Loan Bank (FHLB)	2,667,820	2,623,096
Brasil Telecom S.A.	2,119,838	2,141,906
Raytheon Company	2,161,972	2,129,523
International Paper Company	2,129,560	2,093,050
Altria Group	1,216,801	1,210,115
United States Treasury Notes	1,106,877	—
Alcoa Inc.	1,085,401	1,069,801
Credit link Endesa	5,494,271	5,232,625
Credit link GMAC	—	1,695,371
Credit link Ford	—	1,569,788
Cross currency swap receivable	14,776,849	27,889,635

Subtotal long-term investments	101,130,572	120,760,241

Other
Judicial deposits (Brazil)	4,985,594	4,237,993
Bond issuance expense and par value difference	2,989,778	3,345,764
Prepaid expenses	2,085,422	1,733,109
Supplies	2,596,177	992,751
Recoverable taxes	1,443,746	1,235,704
Non-operating assets	1,131,681	929,909
Other	406,657	422,551

Subtotal Other	15,639,055	12,897,781

Total	116,769,627	133,658,022

NOTE 15 - SHORT-TERM BANK BORROWINGS

a)	Short-term bank borrowings were as follows:

	At December 31,
	Currency or indexation adjustment
	Dollars		Other foreign currencies		Non-Indexed Ch$		Total
	2006	2005	2006	2005	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Dexia Bank Belgium	—	21,452,597	—	—	—	—	—	21,452,597
Banco Rio	—	—	—	2,809,593	—	—	—	2,809,593
Banco BBVA Francés	—	—	—	1,872,639	—	—	—	1,872,639
Banco Chile	—	—	—	—	—	1,456,308	—	1,456,308
Banco HSBC Roberts	—	—	—	930,834	—	—	—	930,834
Banco do Brasil	—	—	2,490,000	—	—	—	2,490,000	—
Citibank N.A.	—	—	—	—	11	—	11

Total	—	21,452,597	2,490,000	5,613,066	11	1,456,308	2,490,011	28,521,971

Principal due	—	20,930,500	2,490,000	5,177,399	11	1,456,308	2,490,011	27,564,207

Weighted average annual interest rate							8.75	6.62

At December 31, 2006 and 2005, the Company had approximately Ch$57,740 and Ch$105,391 million, respectively, available through short-term lines of credit. The aggregate outstanding amount of these lines of credit at December 31, 2006 and 2005 was approximately Ch$806 million and Ch$6,384 million, respectively.

b)	Current portion long-term bank borrowings:

	At December 31,
	Currency or indexation adjustment
	US dollars		Other foreign currencies		Total
Bank	2006	2005	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco Santander	—	—	423,588	330,211	423,588	330,211
BankBoston	—	—	10,562	164,056	10,562	164,056
Banco Alfa	—	—	4,693	—	4,693	—

Total	—	—	438,843	494,267	438,843	494,267

Principal due	—	—	361,407	488,319	361,407	488,319

Weighted average annual interest rate					15.66%	13.26%

NOTE 16 - LONG-TERM BANK BORROWINGS

Long – term bank borrowings were as follows:

		At December 31,
		Current year-end						Prior year-end
		Years to maturity				Total long-term	Average annual interest	Total long-term	Average annual interest
Bank	Currency	2008	2009	2010	2011	at year-end	rate	at year-end	rate
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%
Banco Alfa	R$	385,094	29,547	527	3	415,171	15.59	—	—
Banco Boston	R$	2,865	—	—	—	2,865	16.02	13,387	13.68
Banco Santander	R$	—	—	—	—	—	—	450,659	13.27

Total		387,959	29,547	527	3	418,036	15.59	464,046	13.28

NOTE 17 - BONDS PAYABLE

1	Details of bonds payable are as follows:

Instrument subscription or identification number	Series	Nominal value	Currency	Interest rate	Maturity date	Interest paid	Next capital amortization	Par value		Placement in Chile or abroad
								2006	2005
				%				ThCh$	ThCh$
Current portion of bonds payable
Yankee bonds	A	32,076,000	US$	7.000	October 1, 2007	Half yearly	Oct. 2007	17,375,788	293,723	Foreign
Yankee bonds	B	4,000,000	US$	7.625	October 1, 2027	Half yearly	Oct. 2027	40,595	39,899	Foreign
Register 254 SVS June 13, 2001	A	990,000	UF	6.200	June 1, 2008	Half yearly	June 2007	12,194,391	13,275,981	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half yearly	Dec. 2009	361,706	362,020	Chile

Total current maturities								29,972,480	13,971,623

Long - term portion of bonds payable
Yankee bonds	A	32,076,000	US$	7.000	October 1, 2007	Half yearly	Oct. 2007	—	16,784,168	Foreign
Yankee bonds	B	4,000,000	US$	7.625	October 1, 2027	Half yearly	Oct. 2027	2,129,564	2,093,050	Foreign
Register 254 SVS June 13, 2001	A	990,000	UF	6.200	June 1, 2008	Half yearly	June 2007	6,051,005	17,159,382	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half yearly	Dec. 2009	67,844,606	67,903,440	Chile

Total long-term								76,025,175	103,940,040

Accrued interest included in current portion of bonds payable on the consolidated balance sheets amounted to ThCh$ 793,528 and ThCh$ 849,743 at December 31, 2006 and 2005, respectively.

2	Scheduled maturities of the long-term bonds payable at December 31, 2006 were as follows:

		Years to maturity					Total long-term
	Series	2008	2009	2010	2011	Thereafter	at year-end
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Yankee Bonds	B	—	—	—	—	2,129,564	2,129,564
Register 254 SVS June 13, 2001	A	6,051,005	—	—	—	—	6,051,005
Register 254 SVS June 13, 2001	B	—	1,995,430	3,990,859	3,990,859	57,867,458	67,844,606

Total		6,051,005	1,995,430	3,990,859	3,990,859	59,997,022	76,025,175

The Company’s restrictions regarding the issue of bonds are set forth in Note 26.

3	Risk classification of bonds of the Company currently outstanding is as follows:

Bonds issued in the US market:

A-	: Rating issued by Fitch Ratings
BBB+	: Rating issued by Standard & Poor’s

Bonds issued in the local market:

AA	: Rating issued by Fitch Chile
AA	: Rating issued by Feller & Rate

4	Bond repurchases

During 2000, 2001 and 2002, the Company repurchased bonds it issued in the U.S. market through its subsidiary, Abisa Corp S.A.(formerly Pacific Sterling), for a total amount of US$ 314 million of the US$ 350 million aggregate principal amount issued. The bonds purchased by Abisa Corp S.A. have not been canceled and remain outstanding. The related asset and liability have been eliminated on consolidation.

5	Bonds issued by Rio de Janeiro Refrescos Ltda. (“Refrescos”)

The Company’s subsidiary Refrescos issued bonds for US$ 75 million maturing in December 2012 which requires semiannual interest payments. At December 31, 2006 and 2005, those bonds are owned by the Company’s subsidiary Abisa Corp S.A. (formerly Pacific Sterling). Consequently, the related asset and liability have been eliminated on consolidation.

NOTE 18 - OTHER ACCRUED LIABILITIES

Other accrued liabilities at each year-end consisted of the following:

	At December 31,
	Short – term		Long – term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$
Staff severance indemnities and retention plan	634,122	568,759	5,593,845	5,015,736
Contingency provisions	80,345	75,908	2,780,207	8,391,496
Contingency provision-Brazilian banking taxes (1)	2,170,765	—	8,724,427	8,152,068
Other	—	138	—	—

Total	2,885,232	644,805	17,098,479	21,559,300

Write-offs during the period amounted to ThCh$ 266,406.

(1)	In 1999 our subsidiary Rio Janeiro Refrescos Ltda. brought a tax lawsuit against the Brazilian Treasury for alleged unconstitutionality in the collection of the tax called CPMF (Contribuição Provisória sobre Movimentação Financeira) on the debits and credits to bank current accounts. While the subsidiary obtained a provisional suspension of said payments from the Courts of Justice, the corresponding tax obligation was still provisioned. In November 2006, the Courts of Justice ruled the constitutionality of the referred tax and Refrescos came to an agreement with the Brazilian Treasury to divide payments in 60 installments. Accordingly, as of December 31, 2006, the portion payable during 2007 was reclassified in the short term.

NOTE 19 - STAFF SEVERANCE INDEMNITIES AND RETENTION PLAN

Movements in the provision for staff severance indemnities and retention plan were as follows:

	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Beginning balance	5,469,632	2,774,489	2,614,867
Provision for the period	932,150	3,051,022	501,519
Payments	(173,815)	(241,016)	(242,232)

Ending balance	6,227,967	5,584,495	2,874,154

NOTE 20 - MINORITY INTEREST

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Composition of Minority interest:
Vital Aguas S.A.	1,150,866	1,123,015	—
Embotelladora del Atlántico S.A.	19,980	17,924	—
Andina Inversiones Societarias S.A.	37	58	54,878

Total	1,170,883	1,140,997	54,878

Composition of Income attributable to minority interest:
Vital Aguas S.A.	(27,850)	13,917	—
Embotelladora del Atlántico S.A.	(1,744)	(1,489)	—
Andina Inversiones Societarias S.A.	(3)	(2)	(2,832)

Total	(29,597)	12,426	(2,832)

NOTE 21 - SHAREHOLDERS’ EQUITY

a)	The movements in shareholders’ equity of the Company during each of the three years ended December 31, 2006 were as follows:

	Paid-in capital	Other reserves	Retained earnings from prior years	Net income for the year	Interim dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At January 1, 2004	186,368,767	25,478,595	86,808,880	15,754,549	(11,476,192)	302,934,599
Prior year income allocation	—	—	4,278,357	(15,754,549)	11,476,192	—
Dividends paid	—	—	(35,763,316)	—	(11,495,351)	(47,258,667)
Price-level restatement of equity	4,659,219	636,965	1,347,335	—	(88,131)	6,555,388
Cumulative translation adjustment of foreign investments	—	(11,541,416)	—	—	—	(11,541,416)
Net income for the year	—	—	—	40,158,726	—	40,158,726

At December 31, 2004	191,027,986	14,574,144	56,671,256	40,158,726	(11,583,482)	290,848,630

Balance at December 31, 2004 restated in constant Chilean pesos of December 31, 2006	202,060,999	15,415,888	59,944,361	42,478,133	(12,252,498)	307,646,883

At January 1, 2005	191,027,986	14,574,144	56,671,256	40,158,726	(11,583,482)	290,848,630
Prior year income allocation	—	—	28,575,244	(40,158,726)	11,583,482	—
Dividends paid	—	—	(59,711,964)	—	(11,495,351)	(71,207,315)
Price-level restatement of equity	6,877,008	524,669	799,819	—	(145,608)	8,055,888
Cumulative translation adjustment of foreign investments	—	(15,299,958)	—	—	—	(15,299,958)
Net income for the year	—	—	—	56,039,346	—	56,039,346

At December 31, 2005	197,904,994	(201,145)	26,334,355	56,039,346	(11,640,959)	268,436,591

Balance at December 31, 2005 restated in constant Chilean pesos of December 31, 2006	202,060,999	(205,369)	26,887,376	57,216,172	(11,885,419)	274,073,759

At January 1, 2006	197,904,994	(201,145)	26,334,355	56,039,346	(11,640,959)	268,436,591
Prior year income allocation	—	—	44,398,387	(56,039,346)	11,640,959	—
Dividends paid	—	—	(61,053,087)	—	(13,411,243)	(74,464,330)
Price-level restatement of equity	4,156,005	(4,224)	325,381	—	(26,822)	4,450,340
Cumulative translation adjustment of foreign investments	—	1,955,644	—	—	—	1,955,644
Net income for the year	—	—	—	74,355,094	—	74,355,094

At December 31, 2006	202,060,999	1,750,275	10,005,036	74,355,094	(13,438,065)	274,733,339

b)	Number of shares:

Series	Subscribed shares	Paid-in shares	Shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

The preferential rights of each series of shares are as follows:

•	Series A: The right to elect 6 of the 7 directors and their respective alternates.

•	Series B: The right to receive 10% more of all dividend distributions than Series A shareholders and to elect 1 of the 7 directors.

c)	Capital:

Series	Subscribed capital	Paid-in capital
	ThCh$	ThCh$
A	101,030,500	101,030,500
B	101,030,499	101,030,499

Total	202,060,999	202,060,999

d)	Other reserves:

Other reserves at each year-end were as follows:

	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Reserve for cumulative translation adjustments (1)	741,240	(1,214,405)	14,406,852
Reserve for technical reappraisal of property, plant and equipment	169,987	169,987	169,987
Other reserves	839,048	839,049	839,049

Total	1,750,275	(205,369)	15,415,888

(1)	The reserve for cumulative translation adjustments complies with Technical Bulletin No. 64 of the Chilean Institute of Accountants and Official letter No. 5,294 issued by the SVS.

The composition of this reserve was as follows:

Subsidiary	Balance at January 1, 2006	Foreign exchange gains generated during the year	Release / transfers of reserve(*)	Balance at December 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda	(2,276,984)	1,360,918	133,499	(782,567)
Embotelladora del Atlántico S.A.	1,062,579	461,228	—	1,523,807

Total	(1,214,405)	1,822,146	133,499	741,240

(*)	In March and June 2006, the Company received dividends paid by its subsidiary Rio de Janeiro Refrescos Ltda. for a total amount of ThUS$ 34,907. The dividends distribution triggered a pro-rata recognition in income of the cumulative translation reserve of ThCh$ 133,499.

Subsidiary	Balance at January 1, 2005	Foreign exchange gains generated during the year	Release / transfers of reserve	Balance at December 31, 2005
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda	8,143,077	(10,420,061)	—	(2,276,984)
Embotelladora del Atlántico S.A.	6,263,775	(5,201,196)	—	1,062,579

Total	14,406,852	(15,621,257)	—	(1,214,405)

Subsidiary	Balance at January 1, 2004	Foreign exchange gains generated during the year	Release / transfers of reserve	Balance at December 31, 2004
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda	16,228,533	(8,085,456)	—	8,143,077
Embotelladora del Atlántico S.A.	10,386,321	(4,122,546)	—	6,263,775

Total	26,614,854	(12,208,002)	—	14,406,852

NOTE 22 - OTHER NON-OPERATING INCOME AND EXPENSES

Other non-operating income during each year was as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Reversal of PIS - COFINS tax provision (1)	4,179,585	—	—
Adjustments to guarantees received for containers	490,075	—	—
Gain on sale of Vital Aguas S.A.’s shares	—	3,972,048	—
Gain on sale of plant, property and equipment	—	273,459	—
Lease of property (offices)	—	—	29,726
Other income	621,986	251,266	370,426

Subtotal	5,291,646	4,496,773	400,152
Translation adjustment (2)	403,979	2,969,786	465,422

Total	5,695,625	7,466,559	865,574

Other non-operating expenses during each year were as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Obsolescence and write-offs of property, plant and equipment	(3,714,979)	(1,136,813)	(130,828)
Loss on sale of property, plant and equipment	(2,128,203)	—	(297,633)
Provision for labor, tax and commercial lawsuits	(747,737)	(555,882)	(1,752,974)
Lawsuit fees	(437,859)	(513,467)	—
Cumulative translation reserve realized (3)	(133,499)	—	—
Provision for equity investee Centralli Refrigerantes S.A.	(64,458)	(62,094)	(83,776)
Provision for PIS - COFINS	—	(2,328,102)	—
Provision for staff severance indemnities and retention plan	—	(2,454,488)	(2,434)
Provision for property, plant and equipment Itaoca	—	—	(3,058,618)
Provision for investment in Transora	—	—	(648,580)
Other expenses	(157,177)	(849,787)	(554,020)

Total	(7,383,912)	(7,900,633)	(6,528,863)

(1)	The Company’s subsidiary Rio de Janeiro Refrescos Ltda. contested in the courts the increase in the calculation basis of Social Integration Program – (“PIS”) and Social Contribution on Revenues (“COFINS”). As of December 31, 2005, the Company maintained a provision based on the adjusted amounts due for these concepts. The final sentence for this case was passed on November 6, 2006 by the Supreme Court of last resort and was favorable to the Company. Based on this decision, the Company reversed the provision recorded of ThCh$ 4,179,585.

(2)	Refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are recorded on the consolidated statements of income under Other non-operating income or expenses, as appropriate.

(3)	In March and June 2006, the Company received dividends paid by its subsidiary Rio de Janeiro Refrescos Ltda. for a total amount of ThUS$ 34,907. The dividends distribution triggered a pro-rata recognition in income of the cumulative translation reserve of ThCh$ 133,499.

NOTE 23 - FOREIGN CURRENCY

At December 31, 2006 and 2005, the Company had the following assets and liabilities denominated or measured in U.S. dollars, Brazilian reals, Argentine pesos and Euros, which have been translated into Chilean pesos in accordance with Note 1 d) and 1t):

	2006				2005
	US dollars	Brazilian reals	Argentine pesos	Euros	US dollars	Brazilian reals	Argentine pesos	Euros
	(in thousands)				(in thousands)
Assets
Cash	1,040	37,293	7,728	—	5,554	20,637	18,029	—
Time deposits	6,277	11,198	6,000	—	41,479	19,979	—	—
Marketable securities (net)	38,280	—	—	—	7,791	3,823	—	—
Receivables (net)	4,496	105,879	19,891	—	5,138	87,360	22,032	—
Notes and receivables from related companies	—	—	—	—	—	105	—	—
Inventories	2,649	40,625	34,144	—	6,095	24,588	18,577	—
Other current assets	28,010	31,721	11,658	—	7,594	42,618	15,060	—
Property, plant and equipment	151,114	—	—	—	147,031	—	—	—
Investments in unconsolidated affiliates	2,227	6,242	—	—	2,057	5,853	—	—
Investments in other companies	25	—	—	—	25	—	—	—
Goodwill (net)	126,519	—	—	—	138,044	—	—	—
Other long-term assets	190,270	25,692	23,007	—	231,126	23,570	17,945	15,114

Total assets	550,907	258,650	102,428	—	591,934	228,533	91,643	15,114

	2006				2005
	US Dollars	Brazilian reals	Argentine pesos	Euros	US dollars	Brazilian reals	Argentine pesos	Euros
	(in thousands)				(in thousands)
Liabilities
Obligations with banks and financial institutions	—	13,441	—	—	40,998	4,221	32,524	—
Accounts payable	3,219	89,122	60,785	—	4,937	62,857	41,142	—
Other accrued liabilities	—	48,254	9,716	—	—	64,986	10,367	—
Bonds payable	36,714	—	—	—	36,714	—	—	—
Other	872	37,015	43,490	—	—	54,018	42,719	—

Total liabilities	40,805	187,832	113,991	—	82,649	186,082	126,752	—

Total net assets (liabilities)	510,102	70,818	(11,563)	—	509,285	42,451	(35,109)	15,114

NOTE 24 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions or events to consider which have not been revealed in these financial statements and accompanying notes.

The following are investing and financing activities during the period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments:

	For the years ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Investing activities:
Fixed assets additions	5,001,591	3,040,122	3,085,382
Sale of property, plant and equipment	13,378	67,294	44,318
Financing activities:
Dividend payment	4,470,414	3,912,251	4,053,092

NOTE 25 - DERIVATIVE CONTRACTS

For the year ended December 31, 2006, the Company recorded a net gain from derivative instruments of ThCh$ 1,068,979 as Financial income in the consolidated statements of income (ThCh$ 9,440,006 for the year ended December 31, 2005 and ThCh$ 10,010,565 for the year ended December 31, 2004).

The Company had the following derivative contracts at December 31, 2006 (individual contracts are aggregated and presented according to the quarter they will mature):

Derivative	Maturity	Description	Net carrying values	Deferred income/(loss)
			ThCh$	ThCh$
Cross-Currency Swap	I Quarter 2007	Currency exchange US$/UF	1,186,229	5,493
Cross-Currency Swap	III Quarter 2007	Currency exchange US$/UF	1,189,882	112,721
Cross-Currency Swap	IV Quarter 2007	Currency exchange US$/UF	9,347,546	1,212,573
Cross-Currency Swap	I Quarter 2008	Currency exchange US$/UF	3,546,502	436,531
Cross-Currency Swap	II Quarter 2008	Currency exchange US$/UF	3,523,581	570,262
Cross-Currency Swap	III Quarter 2008	Currency exchange US$/UF	5,667,548	748,739
Cross-Currency Swap	I Quarter 2013	Currency exchange US$/UF	2,372,443	885,903
Forward contract	I Quarter 2007	Currency exchange US$	—	(72,615)
Forward contract	II Quarter 2007	Currency exchange US$	—	(62,539)
Forward contract	III Quarter 2007	Currency exchange US$	—	31,828
Forward contract	IV Quarter 2007	Currency exchange US$	—	50,687
Futures contract	I Quarter 2007	Sugar sales	—	36,309
Futures contract	II Quarter 2007	Sugar sales	24,984	34,234
Futures contract	III Quarter 2007	Sugar sales	73,980	32,901
Futures contract	IV Quarter 2007	Sugar sales	70,415	56,296
Futures contract	I Quarter 2008	Sugar sales	83,394	67,526

Total			27,086,504	4,146,849

As of December 31, 2006, total notional amounts for derivative contracts outstanding were:

Cross-currency swaps:	US$149,210,000 and UF5,773,977
Forward contracts:	US$38,289,000 (Buy) and US$38,067,470 (Sell)
Futures contracts:	17,150 tons.

The Company had the following derivative contracts at December 31, 2005 (individual contracts are aggregated and presented according to the quarter they will mature):

Derivative	Maturity	Description	Net carrying values	Deferred income/(loss)
			ThCh$	ThCh$
Cross-Currency Swap	I Quarter 2006	Currency exchange US$/UF	1,244,257	3,864
Cross-Currency Swap	I Quarter 2007	Currency exchange US$/UF	1,236,277	147,347
Cross-Currency Swap	III Quarter 2007	Currency exchange US$/UF	1,240,109	56,161
Cross-Currency Swap	IV Quarter 2007	Currency exchange US$/UF	10,075,300	1,276,211
Cross-Currency Swap	I Quarter 2008	Currency exchange US$/UF	3,696,463	348,583
Cross-Currency Swap	II Quarter 2008	Currency exchange US$/UF	3,673,356	981,538
Cross-Currency Swap	III Quarter 2008	Currency exchange US$/UF	5,912,254	912,814
Cross-Currency Swap	I Quarter 2013	Currency exchange US$/UF	2,473,226	644,269
Forward contract	I Quarter 2006	Currency exchange US$	—	(165,328)
Forward contract	II Quarter 2006	Currency exchange US$	—	(166,343)
Forward contract	III Quarter 2006	Currency exchange US$	—	(111,767)
Forward contract	IV Quarter 2006	Currency exchange US$	—	(70,858)

Total			29,551,242	3,856,491

As of December 31, 2005, total notional amounts for derivative contracts outstanding were:

Cross-currency swaps:	US$154,210,000 and UF5,982,270
Forward contracts:	US$65,296,000 (Buy) and US$21,650,000 (Sell)

NOTE 26 - COMMITMENTS AND CONTINGENCIES

a.	Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or results of operations. Current lawsuits are described below:

1)

The Chilean Internal Revenue Service commenced a penal lawsuit against the Company’s subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. Simultaneously with this claim, a tax lawsuit was filed by the Company for the recovery of income taxes and the application of accumulated tax losses. On May 10, 2007 the 33rd Criminal Court of Santiago dismissed the criminal action on the grounds that the investigated facts did not constitute criminal activity. In addition, during the month of May 2007, the aforementioned tax lawsuit was terminated and part of the accumulated tax losses were recognized, thus the pertinent rectifications of the income tax returns of Vital S.A. were made. The resolution of these lawsuits had a non-significant positive effect over the Company’s results for the year 2007.

2)	Embotelladora del Atlántico S.A. faces labor and other lawsuits. Accounting provisions at December 31, 2006 for any probable loss contingency arising from these lawsuits amounted to ThCh$ 1,689,281. Management believes, based on the opinion of its legal counsel, that these lawsuits will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

3)	Refrescos faces labor, tax and other legal proceedings. Accounting provisions at December 31, 2006 for any probable loss contingency arising from these lawsuits amounted to ThCh$ 1,120,467. Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

4)	Andina faces labor, tax, commercial and other legal proceedings. Accounting provisions for any probable loss contingency arising from these lawsuits amounted to ThCh$ 50,804 at December 31, 2006. Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

b.	Restrictions

The issue and placement of bonds in the US market of US$ 350 million imposes certain restrictions on liens, sale and leaseback transactions, assets sales and subsidiary indebtedness and certain other conditions in the event of a merger or consolidation.

The bond issue and placement by Andina in the Chilean market in 2001 of UF 7,000,000 is subject to the following restrictions:

•

Andina must maintain a leverage ratio, defined as total debt/consolidated equity lower than 1.20. For purposes of calculating the leverage ratio, total debt includes; (i) short-term bank liabilities, (ii) the current portion of long-term bank liabilities, (iii) short-term liabilities and promisory notes, (iv) the current portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means total shareholders’ equity plus minority interest.

•

Andina must maintain consolidated assets free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

•

Andina must retain and, in no way, sell, assign or dispose of, to a third party, the geographical zone denominated “Region Metropolitana”, as a franchised territory in Chile of The Coca-Cola Company, for the preparation, production, sale and distribution of the products and brands in accordance with the Bottler Agreement with Andina, renewable from time to time.

•

The Company must retain and, in no way, sell, assign or dispose of to a third party, the franchised territory in Argentina or Brazil by The Coca-Cola Company, for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company, as long as the referred territory represents more than 40% of the Company’s consolidated operating cash flows.

At December 31, 2006 and 2005 the Company was in compliance with the aforementioned covenants.

c.	Direct guarantees and restricted assets

Direct guarantees and restricted assets at December 31, 2006 were as follows:

	Debtor		Assets involved		Book	Balances pending payment at year end		Year of expiration December 31,
Guarantee creditor	Name	Relation	Guarantee	Type	Value	2006	2005	2009
					ThCh$	ThCh$	ThCh$	ThCh$
União Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Real estate property	—	—	61,588	—

Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Real estate property	11,990,295	—	—	—

Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Judicial deposit	7,031,344	—	—	—

Aduana Buenos Aires	Embotelladora del Atlántico S.A.	Subsidiary	Insurance guarantee	Inventories	2,988,327	—	—	—

Aga S.A.	Embotelladora Andina S.A.	Parent company	Performance bond	—	159,717	—	—	159,717

Municipalidad de Santiago	Embotelladora Andina S.A.	Parent company	Performance bond	—	10,260	—	—	10,260

Serv. Nac. de Aduanas	Embotelladora Andina S.A.	Parent company	Performance bond	—	—	—	94,187	—

d.	Contractual obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by period					Total
	Maturity
	2007	2008	2009	2010	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Purchase obligations	212,836	74,217	59,457	29,732	—	376,242

Subtotal-included in our balance sheet	212,836	74,217	59,457	29,732	—	376,242

Operating lease obligations	1,232,407	52,283	36,565	—	—	1,321,255
Purchase obligations	22,186,756	16,790,221	9,132,274	408,493	192,485	48,710,229

Subtotal-not included in our balance sheet	23,419,163	16,842,504	9,168,839	408,493	192,485	50,031,484

Total contractual obligations	23,631,999	16,916,721	9,228,296	438,225	192,485	50,407,726

NOTE 27 - GUARANTEES RECEIVED FROM THIRD PARTIES

Guarantees received from third parties at December 31, 2006 were as follows:

Guarantor	Type of Guarantee	Amount	Currency	Transaction
Soc de Restaurantes Tuesday Ltda.	Policy	45,000	U.F.	Advertising agreement
Soc de Restaurantes Tuesday Ltda.	Policy	30,000	U.F.	Advertising agreement
Soc de Restaurantes Tuesday Ltda.	Policy	30,000	U.F.	Advertising agreement
AGA S.A.	Receipt	600,000	US$	Supply agreement
Soc. Las Ñipas	Policy	6,971	U.F.	Advertising agreement
CONFAB	Mortgage	30,000,000	USD	Purchase of Rio de Janeiro Refrescos Ltda.
Russel W. Coffin	Letter of Credit	43,175,313	USD	Purchase of Nitvitgov Refrigerantes S.A.
Mac Coke Dist. Beb.	Mortgage	561,272	USD	Distributor credit
Tigresa Com. Beb.	Mortgage	397,568	USD	Distributor credit
Dist. Real Cola (Apucarana)	Mortgage	486,436	USD	Distributor credit
Soc. Com. Champfer	Mortgage	996,258	USD	Distributor credit
MBM Distribuidora de Beb	Mortgage	304,022	USD	Distributor credit
Franciscana Dist.	Mortgage	495,790	USD	Distributor credit
Dibejon Dist Beb. João Neiva	Mortgage	140,318	USD	Distributor credit
Clauver Nova Dist Beb Ltda	Mortgage	163,704	USD	Distributor credit
Aguiar Distrib.de Bebidas Ltda	Mortgage	280,636	USD	Distributor credit
Dist União De Itaperuna	Mortgage	266,604	USD	Distributor credit
Rosas de Casimiro	Mortgage	336,763	USD	Distributor credit
ASXT Fluminense Distrib.Bebidas	Mortgage	4,429,373	USD	Distributor credit
Catering Argentina S.A.	Guarantee	125,112	USD	Supplier

NOTE 28 - SUBSEQUENT EVENTS

On April 26, 2007, a final dividend N° 155 was paid from 2006 revenues as follows:

a)	Ch$11.12 for each series A share; and

b)	Ch$12.23 for each series B share.

No other significant events have occurred between December 31, 2006 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

NOTE 29 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts that differ from those that would have otherwise been determined under U.S. GAAP are as follows:

1	Differences in measurement methods

a)	Inflation accounting

The cumulative inflation rate in Chile as measured by the CPI in the three-year period ended December 31, 2006 was approximately 8.4%.

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

The price-level restatement was determined under Chilean GAAP by restating the following non-monetary assets and liabilities as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Shareholders’ equity	(4,450,340)	(8,225,062)	(6,934,001)
Liabilities	(3,152,506)	(5,977,848)	(3,815,154)
Property, plant and equipment	1,489,804	2,755,193	2,063,489
Current assets	780,495	2,608,857	1,684,390
Other assets	5,528,699	9,903,404	8,476,900

Adjustment of balance sheet accounts	196,152	1,064,544	1,475,624
Adjustment of income statement accounts	(511,938)	(1,646,566)	(507,539)

Price level restatement (expense) income	(315,786)	(582,022)	968,085

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

c)	Revaluation of property, plant and equipment

As described in Note 1 k), certain property, plant and equipment has been reported in the financial statements at amounts determined in accordance with a technical appraisal. The revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown in the Chilean GAAP to U.S. GAAP reconciliation below under paragraph (n).

d)	Income taxes

Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants (“TB 60”) concerning deferred income taxes. TB 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional provision provided by TB 60, against asset or liability accounts (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. A valuation allowance is provided if, based on the weight of available evidence, some portion, or all, of the deferred income tax assets will not be realized.

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

e)	Accounting for investments in related companies

The Company began accounting for its 11.32% interest in Kaik Participacoes Ltda. under the equity method in 1999 as described in Note 12. In prior years, as appropriate financial information was not available, the Company accounted for this investment under the cost method. Under U.S. GAAP, as the Company only holds 11.32% interest and the investee’s shares do not trade on any exchange, the cost method has been applied for all years presented. The effects for the difference in accounting for this investment pursuant to the cost method of accounting for U.S. GAAP for all periods presented are included in the reconciliation of Chilean GAAP to U.S. GAAP included under paragraph (n) below.

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

In accordance with Chilean GAAP, in June 2001 the Company recognized a gain of ThCh$ 6,518,801 on the sale of property, plant and equipment to CMF upon the formation of this joint venture with Cristalerías. In addition, the Company wrote-off the basis difference of ThCh$ 1,927,264 between its investment in and its share of the net equity of the joint venture. Accordingly, the Company recognized a net gain before income taxes of ThCh$ 4,591,537.

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

For the purposes of SFAS No. 115, the Company’s long-term investments in bonds are classified as available for sale securities and time deposits are classified as held-to-maturity. The effect of the difference between Chilean GAAP and U.S. GAAP in accounting for the Company’s long-term investments in bonds is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (n) below.

i)	Staff severance indemnities

Under Chilean GAAP, the Company has recorded a liability for long-term severance indemnities in accordance with the collective bargaining agreements entered into with its employees in Chile. This liability is shown at the present value of the projected benefits, considering the effects of inflation. The benefit accrued as of the end of the year considers the average future service period for all employees covered by such agreements.

Under U.S. GAAP, the liability for staff severance indemnities would be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. In the opinion of management of the Company, the application of U.S. GAAP would not have produced results materially different from the accepted method under Chilean GAAP.

j)	Accumulated translation adjustment of foreign investments

As described in Notes 21 and 22, the Company recognized a gain upon the realization of a portion of its accumulated translation adjustment of foreign investments account in accordance with Technical Bulletin No. 64. Under Chilean GAAP, a partial liquidation of an investment in a foreign entity is deemed to have occurred upon the repatriation of capital or of earnings in excess of net income for the year. In the case of a partial liquidation, the proportionate share of the accumulated translation adjustment of foreign investments account related to the foreign investment should be reversed and recorded in the results of the period.

At December 31, 2006, the dividend paid by the Company’s subsidiary, Rio de Janeiro Refrescos Ltda., of ThUS$ 34,907, generated a loss of ThCh$ 133,499 due to the reversal of the cumulative translation reserve.

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

At December 31, 2006, 2005 and 2004, the Company had derivative contracts consisting of forward contracts to purchase US dollars and cross-currency swap agreements (UF/US$). The forward contracts were obtained to protect the Company from foreign exchange risk, mainly with respect to future purchases of raw materials denominated in US dollars. The cross-currency swap agreements were obtained to mitigate foreign exchange risk with respect to the US dollar-denominated bond investments held by the Company. In 2006, the Company also entered into futures contracts for the sale of sugar. These contracts were obtained to hedge the changes in the fair value of purchase commitments originated by market fluctuations in the price of sugar.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin N° 57. Under TB 57, all derivative financial instruments are recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as non-hedging (investment) instruments and hedging instruments, the latter further divided into those covering assets, liabilities or firm commitments and those covering forecasted transactions.

Contracts to hedge assets, liabilities or firm commitments act as hedging instruments against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

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

Non-hedging (investment) instruments are also presented at their fair value, with changes in fair value reflected in the earnings of the period in which the change in fair value occurs.

Under Chilean GAAP in accordance with TB 57, the Company has designated certain futures contracts as hedges of firm commitments. Forward contracts and cross-currency swap agreements have been designated as hedges of forecasted transactions.

For U.S. GAAP reconciliation purposes only, the Company has adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137, SFAS 138 and SFAS 149 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognized all derivatives as either assets or liabilities in its consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognized asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The Company has not completed the documentation necessary to qualify the contracts designated as hedges for Chilean GAAP purpose, as hedges for U.S. GAAP purposes. Accordingly, the unrealized gain deferred under Chilean GAAP of ThCh$ 4,146,849 in 2006 (ThCh$ 3,856,491 in 2005) represents a difference from U.S. GAAP that is included in paragraph (n) below. Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 e).

l)	Mandatory dividend

As required by the Chilean Company law, unless otherwise decided by the holders of a majority of the shares represented at the General Shareholders’ Meeting, the Company has to distribute a cash dividend in an amount equal to at least 30% of the Company’s net income under Chilean GAAP. Since the payment of the dividend out of each year’s net income is a legal requirement in Chile, an accrual would have been made for US GAAP purposes to recognize the dividend obligation under Chilean law. The effect of this accrual would be to decrease Shareholders’ equity by ThCh$ 8,868,463 and ThCh$ 5,279,433 at December 31, 2006 and 2005 respectively. At December 31, 2004 the Company has not recorded an accrual for this concept as anticipated dividends were paid during the year.

m)	Initial application of SAB 108

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, the Company used the roll-over method for quantifying financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The Company elected to record the effects of applying SAB 108 using the cumulative effect transition method. The following table summarizes the effects (up to January 1, 2006) of applying the guidance in SAB 108 under U.S. GAAP:

	Period in which the misstatement originated(1)
	Cumulative prior to January 1,	Year ended December 31,		Adjustment recorded as of January 1,
	2004	2004	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax liability(2)	3,377,434	1,328,873	1,952,296	6,658,603
Impact on other comprehensive income(2)	—	207,037	379,105	586,142
Impact on net income(3)	3,377,434	1,535,910	2,331,401	7,244,745
Retained earnings(4)				6,658,603

(1)	The Company previously quantified this misstatement under the roll-over method and concluded that it was immaterial.

(2)	Under U.S. GAAP, the Company’s subsidiary Refrescos was not recognizing a deferred tax liability on foreign exchange gains generated by its US$75 million bonds maturing in December 2012 as required by SFAS 109. As a result of this misstatement, the Company’s income tax expense was understated by ThCh$ 3,377,434 in years prior to 2004, by ThCh$ 1,535,910 in 2004 and by ThCh$ 2,331,401 in 2005 and the cumulative translation adjustment (included in other comprehensive income) was understated by ThCh$ 207,037 in 2004 and by ThCh$ 379,105 in 2005. The Company recorded a ThCh$ 6,658,603 increase in its deferred tax liability as of January 1, 2006 with a corresponding reduction in retained earnings to correct this misstatement.

(3)	Represents the net over-statement of net income for the indicated periods resulting from this misstatement.

(4)	Represents the net reduction to retained earnings recorded under U.S. GAAP as of January 1, 2006 to give effect to the initial application of SAB 108.

Under Chilean GAAP, the deferred tax liability on the referred foreign exchange gain was recorded with a corresponding charge to the income tax expense in the consolidated statement of income for the year 2006. Before 2006, the initial difference between taxable income and accounting income related to the aforementioned foreign exchange was not deemed to reverse until indefinite future periods or was never deemed to reverse, thus, no deferred tax liability was recorded under Chilean GAAP. The effect of the difference in accounting between Chilean GAAP and U.S. GAAP for deferred taxes on the related foreign exchange gain and the initial application of SAB 108 is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (m) below.

n)	Effects of conforming to U.S. GAAP

The adjustments to reported net income for the periods indicated required to conform with U.S. GAAP are as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP financial statements	74,355,094	57,216,172	42,478,133
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	5,324	10,267	10,353
Adjustment to deferred income tax provision (paragraph d)	(11,881,372)	8,585,785	389,709
Difference in accounting for investments in related companies (paragraph e)	(225,381)	(373,071)	1,747,847
Amortization of goodwill (paragraph f)	6,502,411	6,359,723	7,337,071
Joint venture accounting (paragraph g)	428,715	428,715	428,715
Accumulated translation adjustment of foreign investments (paragraph j)	133,499	—	—
Derivative financial instruments (paragraph k)	290,358	4,535,365	2,155,394
Initial application of SAB 108 (paragraph m)	7,244,745	—	—

Net income in accordance with U.S. GAAP	76,853,393	76,762,956	54,547,222

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Components of other comprehensive (loss) income:
Cumulative translation adjustment for foreign investments	1,822,146	(15,621,257)	(12,208,002)
Effect on cumulative translation adjustment of initial application of SAB 108 (paragraph m)	(586,142)	—	—
Unrealized (loss) gain on investment securities, net of applicable income tax expense (benefit) of ThCh$ 2,570 in 2006, ThCh$ (690,537) in 2005 and ThCh$ 60,197 in 2004 (paragraph h)	(618,799)	(3,338,239)	314,733

Subtotal other comprehensive income (loss)	617,205	(18,959,496)	(11,893,269)

Comprehensive income (loss) in accordance with U.S. GAAP (paragraph 2 b)	77,470,598	57,803,460	42,653,953

Accumulated other comprehensive income amounted to ThCh$ 27,627,347, ThCh$ 27,010,142 and ThCh$ 45,969,638 as of December 31, 2006, 2005 and 2004, respectively.

The changes in other comprehensive income (loss) determined under U.S. GAAP were as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Other comprehensive income (loss), before income tax:
Cumulative translation adjustment for foreign investments	1,822,146	(15,621,257)	(12,208,002)
Effect on cumulative translation adjustment of initial application of SAB 108	(586,142)	—	—
Unrealized gains (losses) on securities
Unrealized holding gains (losses) arising during period	(616,229)	(1,463,558)	720,674
Less: Reclassification adjustment for losses included in net income	—	(2,565,218)	(345,744)

Other comprehensive income (loss), before income tax	619,775	(19,650,033)	(11,833,072)

Income tax related to items of other comprehensive income	(2,570)	690,537	(60,197)

Other comprehensive income (loss), net of income tax	617,205	(18,959,496)	(11,893,269)

The Company’s earnings per share under U.S. GAAP are as follows:

	For the year ended December 31,
	2006		2005		2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Series A	Series B	Series A	Series B	Series A	Series B
Basic and diluted net income per share	96.27	105.90	96.16	105.77	68.33	75.16

Weighted average number of common stock outstanding (thousands of shares)	380,137	380,137	380,137	380,137	380,137	380,137

Since Series B shares are entitled to a 10% higher dividend than Series A shares, Series B shareholders are entitled to 52.38% of earnings, and Series A shareholders are entitled to 47.62% of earnings. In accordance with this calculation, earnings per share are composed as follows for the periods indicated:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Net income in accordance with U.S. GAAP	76,853,393	76,762,956	54,547,222
(less): Income available to Series B	(40,255,807)	(40,208,436)	(28,571,835)

Basic EPS
Income available to Series A	36,597,586	36,554,520	25,975,387

Weighted average number of common shares outstanding (thousands of shares) Series A	380,137	380,137	380,137

Basic and diluted net income per share Series A	96.27	96.16	68.33

Basic EPS
Income available to Series B	40,255,807	40,208,436	28,571,835

Weighted average number of preferred shares outstanding (thousands of shares) Series B	380,137	380,137	380,137

Basic and diluted net income per share Series B	105.90	105.77	75.16

The adjustments required to conform shareholders’ equity to U.S. GAAP are as follows:

	At December 31,
	2006	2005
	ThCh$	ThCh$
Shareholders’ equity as shown in the Chilean GAAP financial statements	274,733,339	274,073,759
Reversal of revaluation of property, plant and equipment, net of depreciation (paragraph c)	(1,432,977)	(1,438,301)
Adjustment to deferred income tax provision (paragraph d)	(2,212,441)	9,671,501
Difference in accounting for investments in related companies (paragraph e)	1,111,103	1,336,484
Amortization of goodwill (paragraph f)	22,752,292	16,249,881
Joint venture accounting (paragraph g)	(2,143,570)	(2,572,285)
Unrealized loss on investment securities (paragraph h)	(856,278)	(240,049)
Derivative financial instruments (paragraph k)	4,146,849	3,856,491
Minimum dividend (paragraph l)	(8,868,463)	(5,279,433)

Shareholders’ equity in accordance with U.S. GAAP	287,229,854	295,658,048

The changes in shareholders’ equity determined under U.S. GAAP were as follows:

ThCh$
BALANCE AT DECEMBER 31, 2003	326,713,017
Distribution of dividends	(51,064,909)
Increase in cumulative translation adjustment of foreign investments	(12,208,002)
Decrease in net unrealized losses on investment securities	314,733
Net income for the year	54,547,222

BALANCE AT DECEMBER 31, 2004	318,302,061
Distribution of dividends	(75,168,040)
Increase in cumulative translation adjustment of foreign investments	(15,621,257)
Increase in net unrealized losses on investment securities	(3,338,239)
Minimum dividend	(5,279,433)
Net income for the year	76,762,956

BALANCE AT DECEMBER 31, 2005	295,658,048
Adjustment to retained earnings for initial application of SAB 108 (paragraph m)	(6,658,603)
Distribution of dividends	(75,651,159)
Increase in cumulative translation adjustment of foreign investments	1,822,146
Effect on cumulative translation adjustment for initial application of SAB 108 (paragraph m)	(586,142)
Increase in net unrealized losses on investment securities	(618,799)
Minimum dividend	(3,589,030)
Net income for the year	76,853,393

BALANCE AT DECEMBER 31, 2006	287,229,854

2	Additional disclosure requirements:

a)	Income taxes

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

The provisions for income taxes included in the consolidated statements of income were as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Current tax expense as per tax returns	(9,863,867)	(9,468,459)	(3,841,943)
Deferred tax expense as previously calculated under Chilean GAAP	(3,691,458)	739,887	(330,695)

Charge for the year under Chilean GAAP	(13,555,325)	(8,728,572)	(4,172,638)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109 to Chilean GAAP results	(11,881,372)	8,585,785	389,709

Charge from continuous operations for the year under U.S. GAAP	(25,436,697)	(142,787)	(3,782,929)

The above table can be broken down into geographic sources as follows:

2006	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(5,920,361)	(3,943,506)	—	(9,863,867)
Deferred tax expense as previously calculated under Chilean GAAP	(117,990)	(1,452,277)	(2,121,191)	(3,691,458)

Charge for the year under Chilean GAAP	(6,038,351)	(5,395,783)	(2,121,191)	(13,555,325)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	864,728	(12,730,959)	(15,141)	(11,881,372)

Charge from continuous operations for the year under U.S. GAAP	(5,173,623)	(18,126,742)	(2,136,332)	(25,436,697)

2005	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(5,936,473)	(2,867,663)	(664,323)	(9,468,459)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	36,362	925,947	(222,422)	739,887

Charge for the year under Chilean GAAP	(5,900,111)	(1,941,716)	(886,745)	(8,728,572)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	(323,183)	8,798,924	110,044	8,585,785

(Charge) benefit from continuous operations for the year under U.S. GAAP	(6,223,294)	6,857,208	(776,701)	(142,787)

2004	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(2,125,257)	(1,541,905)	(174,781)	(3,841,943)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(2,206,522)	456,635	1,419,192	(330,695)

(Charge) benefit for the year under Chilean GAAP	(4,331,779)	(1,085,270)	1,244,411	(4,172,638)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	91,787	(5,618)	303,540	389,709

(Charge) benefit from continuous operations for the year under U.S. GAAP	(4,239,992)	(1,090,888)	1,547,951	(3,782,929)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	For the year ended December 31,
	2006	2005
	ThCh$	ThCh$
Deferred tax assets:
Tax loss carryforwards	5,941,318	10,045,174
Social contribution	2,019,938	2,531,046
Tax-credits Argentina currency devaluation	—	490,076
Provision for labor and trade lawsuits	1,469,964	6,050,556
Provision for assets written-off	1,723,667	1,868,241
Allowance for doubtful accounts	250,621	335,509
Vacation accrual	188,582	159,313
Provisions for employee benefits	736,121	507,139
Joint venture accounting	554,099	664,918
Unrealized loss on investments securities	47,425	49,995
Other	1,029,115	834,083
Less: Valuation allowance	—	(2,199,187)

Total deferred tax assets	13,960,850	21,336,863

Deferred tax liabilities:
Depreciation	4,204,035	4,331,508
Guarantees on bottles	2,246,257	2,673,313
Staff severance indemnities	253,087	310,689
Financial expenses	3,962,637	3,433,646
Fair value of derivatives not considered to be hedge	9,956	655,603
Exchange rate difference	8,578,522	—
Other	156,021	296,466

Total deferred tax liabilities	19,410,515	11,701,225

Net deferred tax (liabilities) assets under U.S. GAAP	(5,449,665)	9,635,638

Net deferred tax liabilities under Chilean GAAP	(3,237,224)	(35,863)

Effect of U.S. GAAP adjustments on deferred income taxes	(2,212,441)	9,671,501

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated according to U.S. GAAP as a result of the following:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Income tax provision at statutory Chilean tax rates	17,389,315	13,073,976	9,916,127
Increase (decrease) in provision resulting from:
Tax effects resulting from foreign operations	6,319,106	2,020,617	1,108,148
Permanent differences	6,206,034	(185,459)	(3,287,300)
Effect of remeasurement to U.S. dollars (Brazil and Argentina)	(130,145)	(1,010,975)	(155,817)
Change in valuation allowance	(2,390,586)	(13,491,502)	(2,115,704)
Adjustments in prior year income taxes	115,569	160,055	(574,214)
Other	(2,072,596)	(423,925)	(1,108,311)

Effective tax provision	25,436,697	142,787	3,782,929

The Chilean statutory first category (corporate) income tax rate was 17.0% for 2006, 2005 and 2004. In accordance with Chilean law, the Company and each of its subsidiaries computes and pays income taxes on a separate basis.

The Brazilian federal statutory income tax rate was approximately 25% for 2006, 2005 and 2004. Additionally, an additional surtax of 9% for 2006, 2005 and 2004 is charged in Brazil on net income with respect to a social contribution similar in nature to income tax.

The Argentine income tax rate was 35% for 2006, 2005 and 2004 in accordance with currently enacted tax legislation.

The Company had net operating tax loss carryforwards related to its Brazilian subsidiaries of approximately ThCh$ 22,443,759 at December 31, 2006 that can be carried forward indefinitely. The Company had net operating tax loss carryforwards related to its Argentinean subsidiaries of approximately ThCh$ 943,933. The tax losses in Argentina can be imputed to future tax gains up to a 5 year term. Since the total tax loss in Argentina was generated by the devaluation of the Argentine peso in 2002, the expiration of the tax benefit is 2007.

b)	Comprehensive income (loss)

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For U.S. GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. U.S. GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The information required by this standard is shown in paragraph 1 n), above.

c)	Statements of cash flows

i)	For the purpose of the statements of cash flows using U.S. GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. In accordance with the Company’s policy, certain cash equivalents that are managed as part of the Company’s investment portfolio are excluded from the amount shown as cash and cash equivalents in the statements of cash flows. The detail of cash and cash equivalents is as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Cash	16,342,273	14,715,194	14,625,581
Time deposits	7,173,319	4,552,167	7,998,326
Money market funds	17,086,852	2,325,673	6,082,552
Securities purchased under agreements to resell	970,304	—	—

Total cash and cash equivalents	41,572,748	21,593,034	28,706,459

ii)	Additional cash flow disclosures required under U.S. GAAP that are shown net in Chilean GAAP are as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Short-term borrowings with banks and financial institutions	44,062,985	55,829,651	63,560,991
Long-term borrowings with banks and financial institutions	407,258	—	—
Repayment of short-term bank borrowings	(49,122,812)	(64,114,129)	(48,255,261)
Repayment of long-term bank borrowings	(22,056,314)	(22,233,893)	(1,331,668)

Net bank borrowings	(26,708,883)	(30,518,371)	13,974,062

d)	Segment information

The Company operates principally in three segments which comprise the production and sales of goods for (i) Coca-Cola soft drinks, (ii) Other beverages (juices, mineral water and beer), and (iii) Packaging. Total revenues by segment include sales to unaffiliated customers, as reported in the Company’s consolidated income statements, and inter-segment sales, which are accounted for at invoice price.

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

The accounting policies for the segments are the same as those described in “Note 1 - Nature of operations and summary of significant accounting policies”.

A summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Soft drinks	481,700,151	414,672,528	372,976,926
Other beverages	58,499,679	49,109,427	43,962,930
Packaging	6,531,994	12,289,786	10,540,691

Subtotal	546,731,824	476,071,741	427,480,547

Intersegment sales:
Soft drinks	—	—	—
Other beverages	16,221,448	15,836,684	14,906,258
Packaging	10,979,710	10,152,727	9,130,402
Eliminations	(27,201,158)	(25,989,411)	(24,036,660)

Subtotal	—	—	—

Total revenue	546,731,824	476,071,741	427,480,547

Operating income:
Soft drinks	85,556,882	70,291,076	58,766,686
Other beverages	7,513,799	7,104,161	5,734,172
Packaging	1,991,413	2,148,878	2,017,248

Total operating income	95,062,094	79,544,115	66,518,106

Financial income:
Soft drinks	12,518,674	29,115,591	24,660,959
Other beverages	8,589	2,875	333
Packaging	5,014	2,509	2,185

Total financial income	12,532,277	29,120,975	24,663,477

Financial expenses:
Soft drinks	15,259,633	21,453,748	20,016,716
Other beverages	6,510	3,060	85,514
Packaging	106,733	98,719	143,730

Total financial expenses	15,372,876	21,555,527	20,245,960

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Share of income from unconsolidated affiliates:
Soft drinks	67,745	12,875	213,793
Other beverages	68,278	494,108	599,905
Packaging	379,530	278,713	231,668

Total share of income from unconsolidated affiliates Subtotal	515,553	785,696	1,045,366

Income tax expenses:
Soft drinks	13,207,934	6,223,337	3,809,135
Other beverages	368,432	1,855,432	140,166
Packaging	(21,041)	649,803	223,337

Total income tax expenses	13,555,325	8,728,572	4,172,638

Depreciation:
Soft drinks	27,455,971	27,550,693	30,644,816
Other beverages	1,096,784	1,148,209	1,277,817
Packaging	1,001,131	947,892	1,342,966

Total depreciation	29,553,886	29,646,794	33,265,599

Segment assets:
Soft drinks	347,396,186	360,567,305	466,784,359
Other beverages	9,533,485	14,108,173	11,349,753
Packaging	6,554,713	11,202,878	13,346,108

Total segment assets	363,484,384	385,878,356	491,480,220

Capital expenditures:
Soft drinks	35,020,441	26,997,195	25,302,338
Other beverages	1,673,225	679,705	894,117
Packaging	310,703	293,535	502,353

Total capital expenditures	37,004,369	27,970,435	26,698,808

A geographical summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Chile	219,791,281	212,050,410	203,144,812
Brazil	218,904,483	165,922,845	135,348,579
Argentina	108,036,060	98,098,486	88,987,156

Total revenue	546,731,824	476,071,741	427,480,547

Operating income:
Chile	48,148,694	47,470,772	42,840,816
Brazil	34,929,708	20,910,375	14,025,313
Argentina	11,983,692	11,162,968	9,651,977

Total operating income	95,062,094	79,544,115	66,518,106

Financial income:
Chile	7,226,132	24,556,120	21,903,423
Brazil	5,220,036	3,748,456	2,695,306
Argentina	86,109	816,399	64,748

Total financial income	12,532,277	29,120,975	24,663,477

Financial expenses:
Chile	9,006,856	13,671,252	10,976,941
Brazil	3,903,129	3,233,204	4,762,470
Argentina	2,462,891	4,651,071	4,506,549

Total financial expenses	15,372,876	21,555,527	20,245,960

Share of income from unconsolidated affiliates:
Chile	357,047	(95,795)	317,688
Brazil	68,278	494,108	599,905
Argentina	90,228	387,383	127,773

Total share of income from unconsolidated affiliates	515,553	785,696	1,045,366

Income tax expenses (benefit):
Chile	6,038,351	5,900,111	4,331,779
Brazil	5,395,783	1,941,716	1,085,270
Argentina	2,121,191	886,745	(1,244,411)

Total income tax expenses	13,555,325	8,728,572	4,172,638

	At December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Depreciation:
Chile	13,002,007	13,636,960	14,847,320
Brazil	9,734,961	9,197,253	10,802,884
Argentina	6,816,918	6,812,581	7,615,395

Total depreciation	29,553,886	29,646,794	33,265,599

Identifiable long-lived assets:
Chile	151,715,521	177,933,410	253,214,932
Brazil	128,553,902	120,574,256	128,483,314
Argentina	69,204,915	73,171,133	91,551,503

Total identifiable long-lived assets	349,474,338	371,678,799	473,249,749

A reconciliation of total segment assets by product, and long-lived assets by country to total consolidated assets for the years ended December 31, 2006, 2005 and 2004 is as follows:

	At December 31,
Industry	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Total segment assets	363,484,384	385,878,355	491,480,219
Cash	16,342,273	14,715,194	14,625,581
Financial instruments	33,216,669	40,537,634	25,008,857
Amounts due from related parties	2,929,747	5,727,454	122,410
Recoverable taxes	7,911,516	9,985,558	5,894,839
Deferred income taxes	890,432	690,704	—
Investments in related companies	22,466,621	21,835,178	21,168,707
Investment in other companies	55,945	55,716	57,382
Intangible assets (net)	167,452	179,542	227,314
Liabilities deducted from segment assets	66,134,108	57,491,304	54,628,847

Total assets	513,599,147	537,096,639	613,214,156

Identifiable long-lived assets	349,474,338	371,678,799	473,249,749
Current assets	164,124,809	165,417,840	139,964,407

Total assets	513,599,147	537,096,639	613,214,156

e)	Derivative financial instruments

Derivative financial instruments are used by the Company principally in the management of foreign currency risk and its exposure to changes in the price of sugar. The Company does not hold or issue derivative financial instruments for trading purposes. See Note 25 above for the detail of the derivative instruments outstanding at December 31, 2006 and 2005.

As described in paragraph 1k), under U.S. GAAP, the Company applies SFAS 133. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge. None of the Company’s derivative financial instruments were designated as hedges for U.S. GAAP reconciliation purposes.

The financial instruments used by the Company involve elements of market risk and credit risk. Market risk is the possibility that future changes in foreign exchange may make the financial instruments more or less valuable. Credit risk is the possibility of default by the counterparties. The loss that the Company would incur if a counterparty defaulted is significantly less than the instruments’ notional value and the loss exposure is the fair value of the instrument. The Company does not require collateral or other security for the instruments except for operations undertaken on the London International Financial Futures and Options Exchange futures market, for which a margin deposit of US$ 1,800 for each 50 tons of sugar transacted is required.

f)	Operating income

Under Chilean GAAP, the following income and expenses arising during the years ended 2006, 2005 and 2004 are classified as “Non-operating income and expense” whereas under U.S. GAAP they would be included within “Operating income”:

	At December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Operating income as reported under Chilean GAAP	95,062,094	79,544,115	66,518,106
Gain on sale of, plant property and equipment	—	273,459	—
Lease of property (offices)	—	—	29,726
Reversal of Pis Cofin provision	4,179,585	—	—
Provision for property, plant and equipment Itaoca	—	—	(3,058,618)
Staff severance indemnities	—	(2,454,488)	(2,434)
Lawsuit fees	(437,859)	(513,467)	—
Realization of deposits in guaranty over containers	490,075	—	—
Provision PIS Coffins	—	(2,328,102)	—
Provision for labor, tax and commercial lawsuits	(747,737)	(555,882)	(1,752,974)
Obsolescence and write-off of property, plant and equipment	(3,714,979)	(1,136,813)	(130,828)
Loss on sale of property, plant and equipment	(2,128,203)	—	(297,633)
Provision for loss of investment in Transora	—	—	(648,580)
Provision for equity investee in Centralli Refrigerantes S.A.	(64,458)	(62,094)	(83,776)

Operating income under U.S. GAAP format	92,638,518	72,766,728	60,572,989

g)	Concentrations of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2006.

h)	Disclosures regarding the fair values of financial instruments

The estimated fair values of the Company’s financial instruments were as follows:

	At December 31,
	2006		2005
	Carrying value	Fair value	Carrying value	Fair value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	16,342,273	16,342,273	14,715,194	14,715,194
Time deposits	7,173,319	7,173,319	26,240,283	26,240,283
Marketable securities	26,043,350	26,032,970	14,297,351	14,299,877
Trade accounts receivable (net)	36,137,487	36,137,487	34,945,430	34,945,430
Notes receivable (net)	12,464,812	12,464,812	11,376,844	11,376,844
Other receivables (net)	11,649,352	11,649,352	20,192,814	20,192,814
Long-term credits	5,494,271	5,494,271	8,669,179	8,669,179
Long-term investment in bonds	82,246,668	81,400,770	85,896,918	85,654,343
Long-term receivables	51,353	51,353	112,794	112,794
Cross-currency swaps	30,805,953	30,805,953	33,922,029	33,922,029
Foreign-currency forward contracts.	(52,639)	(52,639)	(514,296)	(514,296)
Futures contracts	480,039	480,039	—	—

	At December 31,
	2006		2005
	Carrying value	Fair value	Carrying value	Fair value
	ThCh$	ThCh$	ThCh$	ThCh$
Short and long-term term bank borrowings	3,346,890	3,346,890	29,480,284	29,480,284
Bonds payable	105,997,655	124,290,448	117,911,663	130,861,918
Dividends payable	4,712,773	4,712,773	4,062,425	4,062,425
Accounts payable	42,868,132	42,868,132	38,672,141	38,672,141
Other creditors short and long-term	3,309,607	3,309,607	3,034,697	3,034,697

Cash, receivables and account payable: the carrying amounts approximate fair value due to the short-term maturity of these instruments.

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

Foreign currency contracts: The estimated fair values of the forward and swaps contracts are based on quoted market prices at year end.

Futures contracts: The estimated fair values of the forward and swaps contracts are based on quoted market prices at year end.

i)	Available-for-sale securities

The following are required disclosures for investments classified as available for-sale in accordance with SFAS 115. Realized gains and losses are determined using the proceeds from sale less the cost of the investments identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2006, 2005 and 2004 are as follows:

	Years ended December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$
Proceeds on realized gains	—	31,642,955	16,577,909
Realized gains	—	2,565,219	345,743
Proceeds on realized losses	—	—	—
Realized losses	—	—	—

The carrying value and market value of securities available-for-sale as of December 31, 2006, 2005 and 2004 are as follows:

	Year ended December 31, 2006
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Chilean treasury bonds	7,819,276	—	(95,939)	7,723,337
Other securities of Chilean institutions	47,601,682	252,938	(924,567)	46,930,053
Foreign investments	32,456,079	196,853	(285,563)	32,367,369

Total	87,877,037	449,791	(1,306,069)	87,020,759

	Year ended December 31, 2005
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Chilean treasury bonds	7,713,022	—	(46,296)	7,666,726
Other securities of Chilean institutions	47,091,118	337,414	(529,716)	46,898,816
Foreign investments	33,804,131	198,009	(199,460)	33,802,680

Total	88,608,271	535,423	(775,472)	88,368,222

	Year ended December 31, 2004
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Chilean treasury bonds	8,723,341	156,273	—	8,879,614
Other securities of Chilean institutions	62,769,518	1,707,378	(41,332)	64,435,564
Foreign investments	34,580,745	2,123,701	(157,293)	36,547,153

Total	106,073,604	3,987,352	(198,625)	109,862,331

The contractual maturities of securities classified by the Company as available-for-sale are as follows:

	Year ended December 31, 2006
	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Chilean treasury bonds	187,889	—	7,631,387	—	7,819,276
Other securities of Chilean institutions	5,203,965	5,361,137	37,036,580	—	47,601,682
Foreign investments	1,621,881	11,328,565	19,505,633	—	32,456,079

Total	7,013,735	16,689,702	64,173,600	—	87,877,037

j)	Goodwill

The Company has performed the impairment test of goodwill as required by SFAS No.142, which did not result in any impairment.

Total carrying value of goodwill, net of accumulated amortization calculated up to December 31, 2001, amounts to ThCh$ 90,637,300 as of December 31, 2006 and has been allocated to the Softdrinks business segment.

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

l)	Consolidated valuation and qualifying accounts

Description	Balance at Beginning of period	Additions (charged to costs and expenses)	Deductions (debits to the allowance)	Balance at end of period
	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts (1):
Year ended December 31, 2004	3,329,694	917,910	(617,604)	3,630,000
Year ended December 31, 2005	3,630,000	599,422	(2,328,949)	1,900,473
Year ended December 31, 2006	1,900,473	210,925	(567,124)	1,544,274
Allowance for obsolescence of inventories:
Year ended December 31, 2004	231,583	359,810	(355,727)	235,666
Year ended December 31, 2005	235,666	293,455	(375,343)	153,778
Year ended December 31, 2006	153,778	917,437	(534,741)	536,474
Valuation allowance for deferred tax assets (2):
Year ended December 31, 2004	21,542,147	(3,862,447)	—	17,679,700
Year ended December 31, 2005	17,679,700	(6,707,165)	—	10,972,535
Year ended December 31, 2006	10,972,535	(10,972,535)	—	—

(1)	Includes allowances for trade, non-trade and other receivables.

(2)	The balances and changes in the valuation allowance for deferred tax assets are expressed in accordance with Chilean GAAP.

m)	Recent accounting pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. Any transition adjustment recognized on the date of adoption will be recorded as an adjustment to retained earnings as of the beginning of the adoption period. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on current evaluation, the Company does not expect the adoption of this interpretation to have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting this standard as of January 1, 2008. It has not determined the effect, if any, the adoption of this statement will have on its financial condition or results of operations.

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