Form 20-F
period 2007-12-31
ANDINA BOTTLING CO INC
filed 2008-06-27
CIK 925261

As filed with the Securities and Exchange Commission on June 27, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

The number of outstanding shares of the issuer’s stock as of December 31, 2007 was 760,274,542 as follows:

380,137,271 Series A Shares
380,137,271 Series B Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing U.S. GAAP International Financial Reporting Standards as issued by the international Accounting Standards Board     ☒   Other.

If Other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

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

•                          “Envases CMF” means the Company’s affiliate, Envases CMF S.A.;

•                          “Vital” means the Company’s subsidiary, Vital S.A.;

•                          “Vasa” means the Company’s subsidiary, Vital Aguas S.A.; and

•                          “Multipack” means the Company’s subsidiary, Envases Multipack S.A.

Likewise, unless the context otherwise requires, “The Coca-Cola Company” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in the Republic of Chile (“Chile”), Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in the Federative Republic of Brazil (“Brazil”) and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in the Republic of Argentina (“Argentina”).

In addition, as used in this annual report:

•                          the “Chilean territory” means the Metropolitan Region of Santiago, Chile and the neighboring provinces of Cachapoal and San Antonio;

•                          the “Brazilian territory” means the majority of the State of Rio de Janeiro, and the totality of the State of Espírito Santo; and

•                          the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, Buenos Aires (only San Nicolás and Ramallo) and most of Santa Fe.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Unless otherwise specified, references herein to “dollars,” “U.S. dollars” or “US$” are to United States dollars; references to “pesos,” “Chilean pesos”, “Ch$” or “ThCh$” are to Chilean pesos; references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate during the previous month; references to “Argentine pesos” or “AR$” are to Argentine pesos; and references to “real” or “reais” or “R$” are to Brazilian reais. Certain percentages and amounts contained in this annual report have been rounded for ease of presentation.

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under “Item 3. Key Information—Exchange Rates”) reported by the Banco Central de Chile (the Central Bank of Chile), which we refer to as the “Central Bank,” for December 31, 2007, which was Ch$496.89=US$1.00. The Observed Exchange Rate for June 25, 2008 was Ch$505.11 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar figures presented in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.

Forward-looking information

This annual report contains or incorporates by reference statements that constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates,

ii

and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements. You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent auditors have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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

PART I

ITEM 1.                              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.                              OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.                              KEY INFORMATION

Selected Financial Data

The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2006 and 2007 and for each of the three years ended December 31, 2007 has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report in Item 18, that we refer to in this annual report as the “Consolidated Financial Statements.” Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States which we refer to as “U.S. GAAP.” Note 30 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates covered thereby.

Our consolidated financial results include the results of our subsidiaries located outside Chile, principally in Brazil and Argentina. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP and, to comply with local regulations, in accordance with accounting principles generally accepted in their country of operation. Our Consolidated Financial Statements reflect the Chilean GAAP results of our subsidiaries outside Chile translated into Chilean pesos. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos (which factors in the purchasing power of the Chilean peso) as of December 31, 2007. See Notes 1(c) and 30(a) and (b) to our Consolidated Financial Statements.

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

	Year ended December 31,
	2007	2007	2006	2005	2004	2003
	(in millions of constant Ch$ as of December 31, 2007 and millions of US$ , except ratios, per share and per ADS data, and sales volume)

Income Statement Data:
Chilean GAAP:
Net sales	US$1,281	Ch$636,689	Ch$587,190	Ch$511,301	Ch$459,114	Ch$441,560
Cost of sales	-707	-351,452	-335,171	-301,775	-277,234	-278,954
Administrative and selling expenses	-342	-169,743	-149,922	-124,096	-110,439	-107,063
Operating income	232	115,494	102,097	85,430	71,441	55,543
Non-operating (expense) income, net	-1	-476	-666	-7,789	-13,455	-28,312
Income taxes and minority interest	-54	-26,913	-14,590	-9,361	-4,485	-1,180
Amortization of goodwill	-13	-6,503	-6,984	-6,830	-7,880	-7,706

Net income	164	81,602	79,857	61,450	45,621	18,345

Basic and diluted earnings per share
Series A	0.21	102.22	100.04	76.98	57.15	22.98
Series B	0.23	112.44	110.04	84.67	62.86	25.28
Basic and diluted earning per ADS(3)
Series A	1.23	613.34	600.23	461.87	342.90	137.89
Series B	1.36	674.65	660.22	508.04	377.18	151.67
U.S.GAAP:
Net income	172	85,572	82,541	82,443	58,583	20,166
Total number of shares:
Series A	380,137,271	380,137,271	380,137,271	380,137,271	380,137,271	380,137,271
Series B	380,137,271	380,137,271	380,137,271	380,137,271	380,137,271	380,137,271
Dividends declared per series:
Series A	74	36,991	35,459	33,908	22,504	24,405
Series B	82	40,690	39,005	37,299	24,755	26,845
Basic and diluted earning per share
Series A	0.22	107.20	103.40	103.28	73.39	25.26
Series B	0.24	117.91	113.73	113.60	80.72	27.79
Basic and diluted earning per ADS(3)
Series A	1.29	643.18	620.39	619.66	440.33	151.57
Series B	1.42	707.47	682.41	681.60	484.34	166.73
Balance Sheet Data:
Chilean GAAP:
Total assets	US$1,088	Ch$540,428	Ch$551,605	Ch$576,842	Ch$658,592	Ch$681,688
Short-term debt (1)	22	10,988	35,336	46,169	38,056	23,602
Long-term debt	150	74,338	82,100	112,130	178,750	199,688
Total shareholders’ equity	566	281,149	295,064	294,355	330,413	352,747
U.S.GAAP:
Total shareholders’ equity	600	298,080	308,485	317,537	341,856	350,890
Other Financial Information:
Chilean GAAP:
Cash flows from operating activities	276	137,139	136,314	106,172	79,850	84,176
Cash flows from investing activities	63	31,446	6,425	11,961	-42,705	-20,739
Cash flows from financing activities	-183	-90,737	-120,627	-125,141	-49,757	-69,180
Depreciation	59	29,148	31,741	31,841	35,728	38,384
Capital expenditures	113	56,024	39,743	30,040	28,675	29,510
Ratio of total debt to total capitalization (2)	0.23	0.23	0.28	0.35	0.40	0.39
Other Operating Data:
Sales volume of :
Coca-Cola Soft Drinks (million UCs)(5)	402.4	402.4	381.9	360.1	336.3	315.5
Other Beverages (million UCs) (4)(5)	38.9	38.9	33.3	29.3	27.8	27.0

(1)                   Includes short-term bank liabilities and the portion of long–term bank liabilities and bonds payable within 12 months.

(2)                   Total debt is calculated as the sum of short–term and long–term financial debt. Total capitalization is calculated as the sum of total financial debt, minority interest and total shareholders’ equity. Shareholders’ equity under U.S. GAAP differs from Chilean GAAP in certain important respects. For a summary of the principal differences between U.S. GAAP and Chilean GAAP as they relate to us, see “Item 5 – Operating and Financial Review and Prospects – U.S. GAAP Reconciliation” and Note 30 to our Consolidated Financial Statements included elsewhere herein.

(3)                   Each ADS represents six shares of common stock.

(4)                   Includes waters and juices (in Chile and Argentina) and beer, waters and juices (in Brazil).

(5)                   Unit cases (“UCs”) refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

Exchange Rates

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2003 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End
2003	593.10	758.21	691.04	593.80
2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39
2007	439.14	548.67	522.55	496.89

Month
December 2007	495.49	506.23	498.39	496.89
January 2008	463.58	498.05	479.46	465.34
February 2008	453.95	476.44	466.67	453.95
March 2008	431.22	454.94	442.13	437.71
April 2008	433.98	461.49	447.51	461.49
May 2008	461.49	479.66	470.55	479.54

Source: Central Bank.

(1)	Nominal Figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	With respect to annual periods, the average of the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.

The Observed Exchange Rate on June 25, 2008 was Ch$505.11 per US$1.00.

Risk Factors

The Company is subject to various economic, political, social and competitive conditions. Any of the following risks, if they materialize, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Related to our Company

We rely heavily on our relationship with The Coca-Cola Company which has substantial influence over our business and operations

Approximately 88% of our net sales in 2007 were derived from the distribution of Coca-Cola soft drinks and 9% from the distribution of other beverages bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, the local subsidiary of The Coca-Cola Company or, in the case of fruit juices and nectars, The Minute Maid Company, a subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over our business through its rights under the Bottler Agreements. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.” Under the Bottler Agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by The Coca-Cola Company) sold to us. The Coca-Cola Company also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by The Coca-Cola Company. Pursuant to the Bottler Agreements, we are required to submit a business plan to The Coca-Cola Company for prior approval on a yearly basis. In accordance with the Bottler Agreements, The Coca-Cola Company may, among other things, require that we demonstrate financial ability to meet our business plan and if we are not able to demonstrate our financial capacity The Coca-Cola Company may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of, Coca-Cola soft drinks or other Coca-Cola beverages and products.

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

Our business is highly competitive and subject to price competition which may adversely affect our net profits and margins

The soft drink and non-alcoholic beverage businesses are highly competitive in each of our Company’s franchise territories. In our franchise territories we compete with bottlers of regional brands, including low cost “B brand” beverages and Pepsi products.  In Argentina and Brazil we compete with Companhia de Bebidas das Americas, commonly referred to as AmBev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsi products, in addition to a portfolio that includes local brandas with flavos such as guaraná. This competition is likely to continue, and we cannot assure you that it will not intensify in the future which could materially and adversely affect our financial condition and results of operations. See “Item 4. Information on the Company — Part B. Business Overview— Soft Drink Business—Competition.”

Changes in the nonalcoholic beverages business environment could adversely affect our financial results.

The nonalcoholic beverages business environment is rapidly evolving as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns, shifting consumer tastes and needs, changes in consumer lifestyles and competitive product and pricing pressures. In addition, the industry is being affected by the trend toward consolidation in the retail channel. If we are unable to successfully adapt to this rapidly changing environment, our net income, share of sales and volume growth could be negatively affected.

Raw material prices may be subject to U.S. dollar/local currency exchange risk and price volatility which could increase our costs of operations

Numerous raw materials, including sugar and resin, are used in producing beverages and containers. We purchase raw materials from both domestic and international suppliers. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Raw Materials and Supplies.” Because the prices of raw materials are fixed in U.S. dollars, we are subject to local currency risk in each of our operations. If the Chilean peso, Brazilian real or Argentine peso were to depreciate significantly against the U.S. dollar, the cost of certain raw materials could rise significantly, which could have an adverse effect on our financial condition and results of operations. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.   Additionally, these raw materials are subject to international price volatility that could also have a material negative effect over our profitability.

Instability in the supply of utility services and oil prices may adversely impact our results of operations

Our operations depend on a stable supply of utilities and fuel in the countries where we operate. Given recent economic instability, particularly in Argentina, we cannot assure you that such instability will not impair our ability to procure required utility services or fuel in the future which could adversely impact our results or operations. Increases in oil prices have adversely affected our cost of energy and transportation in the three countries we operate and we expect that they will continue to do so in the future.   We believe that the increase of energy prices will not have a significant effect over our results of operations.

Water scarcity and poor quality could negatively impact the Company’s production costs and capacity.

Water is the main ingredient in substantially all of our products. It is also a limited resource in many parts of the world, facing unprecedented challenges from overexploitation, increasing pollution and poor management. As demand for water continues to increase around the world, and as the quality of available water deteriorates, the Company may incur increasing production costs or face capacity constraints that could adversely affect our profitability or net operating revenues in the long run.

Significant additional labeling or warning requirements may inhibit sales of affected products.

In the countries in which we operate, authorities may seek to adopt significant additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of the Coca-Cola products. These types of requirements, if they become applicable to one or more of the Coca-Cola products under current or future environmental or health laws or regulations, may inhibit sales of such products.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for digital marketing activities and electronic communications among the Company and our clients, suppliers and also among our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information.

Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect the market price of our common shares and American Depositary Shares .

As a general rule, international investors consider Brazil and Argentina, and to a lesser extent Chile, to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil and Argentina and their evaluation of companies’ securities located in these countries.

During periods of heightened investor concern regarding emerging market economies, Brazil and Argentina, in particular, have experienced significant outflows of U.S. dollars. In addition, Brazilian and Argentine companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets, which have negatively affected the prices of Brazilian and Argentine securities. Although economic conditions are different in each of the emerging-market countries, investors’ reactions to developments in one of these countries may affect the securities of issuers in the others, including Chile. For example, adverse developments in other developing or emerging market countries may lead to decreased investor interest in investing in Chile or in the securities of Chilean companies, including securities of the Company.

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

If we experience strikes, work stoppages or labor unrest, our business would suffer.

Strikes, work stoppages or other forms of labor unrest at any of our production facilities could impair our ability to supply products to customers, which would reduce our revenues and could expose us to customer claims.

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile

Approximately 49% of our assets and 38% of our net sales in 2007 were derived from our operations in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a rate of 3.8% in 2003, 6.0%, in 2004, 5.7% in 2005 4.0% in 2006 and 5.3% in 2007. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations

Chile experienced high rates of inflation in the past, and although they had moderated in recent years, there was a sharp increase in 2008.  The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2005, 2006, and 2007 were 3.7%, 2.6% and 7.8%, respectively.   High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. We cannot assure you that Chilean inflation will not continue to increase significantly. We cannot assure you that, under competitive pressure, we will be able to realize price increases, which could adversely impact our financial condition and results of operations.

The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar, could adversely affect our operations and financial results and the dollar value of an investor’s return on an investment in our securities. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. Based on the Observed Exchange Rates for U.S. dollars in the period from December 31, 1997 to December 31, 2002 the value of the Chilean peso relative to the U.S. dollar decreased approximately 38.9% in nominal terms (without adjusting for inflation) and decreased 27.8% in real terms (adjusting for inflation), in the period from December 31, 2002 to December 31, 2007, the value of the Chilean peso relative to the U.S. dollar appreciated 30.9% in nominal terms (without adjusting for inflation) and appreciated 49.5% in real terms (adjusting for inflation). During 2007 the value of the Chilean peso relative to the U.S. dollar appreciated 6.7% in nominal terms (without adjusting for inflation) and appreciated 14.5% in real terms (adjusted for inflation). See “—Exchange Rates.”

Our Class A shares and Class B shares are traded in Chilean pesos on the Chilean Stock Exchanges. Cash distributions with respect to the shares will be received in Chilean pesos by the depositary, currently The Bank of New York Mellon Corporation or the depositary (as depositary for the Series A and Series B shares represented by the Series A and Series B ADSs), which will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make U.S. dollar payments in respect of the ADSs. If the value of the Chilean peso depreciates relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary would be adversely affected. In addition, the depositary will incur costs (to be ultimately borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to our ADRs.

Exchange controls and withholding taxes in Chile may limit repatriation of your investment

Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of the investments and earnings. The ADSs are governed by an Agreement among us, the depositary and the Central Bank of Chile (the “Foreign Investment Agreement”). The Foreign Investment Agreement grants the depositary and the holders of the ADRs access to Chile’s Formal Exchange Market, permits the depositary to remit dividends it receives from us to the holders of ADSs and permits the holders of ADSs to repatriate the proceeds of the sale of shares withdrawn from the ADR facility, thereby enabling them to acquire on more favorable terms currencies necessary to repatriate investments in the shares and earnings therefrom.  Pursuant to current Chilean law, the Foreign Investment Agreement may not be amended unilaterally by the Central Bank of Chile, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Agreement may not be voided by future legislative changes.

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

Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise influence over the Brazilian economy, which together with historically volatile Brazilian political and economic conditions, could adversely affect our financial condition and results of operations and the market price of our shares and ADSs

Approximately 36% of our assets and 42% of our consolidated net sales in 2007 were derived from our operations in Brazil. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.

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

Brazil’s current President, Luiz Inácio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. During 2006 he was reelected and will continue in office until the end of 2010. In the period leading up to and following President Lula’s election, there was substantial uncertainty regarding the policies the new government would pursue, including the potential implementation of macroeconomic policies that could have differed significantly from those of the prior administration. The level of confidence in the Brazilian economy has improved consistently resulting in an 11.8%, 8.7% and 17.2% appreciation in the value of the real against the U.S. dollar during 2005, 2006 and 2007 respectively. We cannot assure you that current economic conditions and policies intended to promote continued economic development will continue. We cannot predict what effect the policies of President Lula’s administration will have on Brazilian economic conditions or on our financial condition or results of operations.

Although inflation in Brazil has stabilized in recent years, increased inflation may adversely affect the operations of Refrescos which could adversely impact our financial condition and results of operations

As measured by the Brazilian Índice Nacional de Preços ao Consumidor or INPC, inflation in Brazil was 5.1%, 2.8% and 5.2%  in 2005, 2006 and 2007, respectively. Inflation, governmental efforts to control it and public speculation about future governmental actions, have had a significant impact over the Brazilian economy and the Company’s operations in Brazil and may continue to do so.  High inflation rates in the past have resulted in lower consumer purchasing power on behalf of consumers and lower sales volume for Refrescos.

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

The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

During 2006 and 2007, the real appreciated 8.7% and 17.2%, respectively against the U.S. dollar compared to the prior year period. Currently, there is a high volume of dollar reserves and a favorable trade balance, but there can be no assurance that the real will not again be devalued relative to the U.S. dollar, or that the real will not fluctuate significantly relative to the U.S. dollar. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

Depreciation of the real relative to the U.S. dollar may increase the cost of servicing foreign currency-denominated debt that we may incur in the future, which could adversely affect our results of operations and financial condition. In addition, depreciation of the real can create  inflationary pressures in Brazil that may negatively affect our results of operations. Depreciation generally curtails access to international capital markets and may prompt recessionary government intervention. It also reduces the U.S. dollar value of our revenues, distributions and dividends, and the U.S. dollar equivalent of the market price of our common shares. On the other hand, the appreciation of the real against the U.S. dollar may lead to the deterioration of Brazil’s public accounts and balance of payments, as well as to lower economic growth from exports.

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

Risks Relating to Argentina

Our business is dependent to some extent on economic conditions in Argentina

Approximately 15% of our assets and 20% of our net sales in 2007 were derived from our operations in Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, the financial condition and results of operations of our franchise in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina. In 2007, the Argentine economy continued recovering following the acute economic crisis that prevailed from 1998 through 2003, recording  positive GDP growth, stability in its fiscal accounts, and growth in exports. The Argentine crisis had a material adverse effect on our operations in Argentina. Notwithstanding the positive economic results recorded from 2003 until 2007, we cannot assure you that economic conditions will continue to improve or that our operations in Argentina will continue to experience improved results.

Political and economic instability may recur which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

In the period from 1998 through 2003, Argentina experienced acute economic problems that culminated with the restructuring of substantially all of Argentina’s sovereign bond indebtedness. A succession of presidents were inaugurated during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures. Argentina’s GDP contracted by 10.9% in2002. Beginning in 2003, Argentine GDP began to recover and from 2004 to 2006 recorded an average rate of growth of 9%.  GDP growth for the year 2007 is estimated at 8.4%.

The macroeconomic condition in Argentina has been characterized by:

•                          increased inflation which has been slightly controlled by price control;

•                          high nominal exchange rate;

•                          primary fiscal surplus and commercial surplus, with a decreasing tendency;

•                          negative real interest rates; and

•                          expansive monetary policy.

The Argentine economy reached its fifth year of strong growth in 2007, resulting in a cumulative 52% increase in GDP compared to 2002.

The exchange rate was stable during 2007, with variations of 2.6% and official inflation was 8.5% .  As of December 31, 2007, the exchange rate was AR$3.15 per U.S. dollar compared to AR$3.06 per U.S. dollar as of December 31, 2006. The employment situation continued improving as the unemployment rate reached 7.3% during 2007, reflecting a decrease from the 9.8% achieved during 2006.

There were presidential elections during October of 2007 where the majority vote was achieved by Senator Cristina Fernandez de Kirchner; wife of the president at the moment. Opposition was seen significantly disintegrated, thus facilitating the victory during the first round. Mrs. Kirchner’s actions in the first months of her administration indicate she will continue the economic policies followed by the previous president.

Despite the marked improvement of the Argentine economy in the 2003-2007 period, the current administration still has to address many of the same structural problems that have contributed to Argentina’s past political crises. A number of unpopular decisions may be necessary to address these problems, which may or may not affect popular support for current and future presidential administrations and political stability in Argentina. Congress may oppose the administration’s proposals.  Unstable economic conditions have had, and could have, a material adverse effect on our financial condition and results of operation.

The Argentine government may again be faced with the possibility of default on its issued bonds if economic recovery abates and a new economic crisis emerges which could again have a material adverse effect on our results of operation and prospects.

The Argentine government continues to face significant exposure to litigation from holders of its defaulted debt that did not participate in the Argentine government’s exchange offer. At present, there are legal proceedings against the Argentine government in the United States, Italy and Germany. Although it is impossible to predict the outcome of these proceedings will be, a judgment against the Argentine government in such cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect our results of operations.

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

Since 2003 and following a series of restrictive measures in the money market and fund movements, the Argentine Central Bank removed several of the foreign exchange restrictions, including elimination of the requirement that the Argentine Central Bank approve the repayment of principal of financial indebtedness, extended the term for the repatriation of export proceeds, allowed earlier payments of imports, and as beginning 2004, increased up to US$2 million, the monthly amount that Argentine-domiciled individuals or corporations are allowed to purchase and transfer abroad.

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

Inflation in Argentina may adversely affect our operations which could adversely impact our financial condition and results of operations

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. The official annual rates of inflation (published by INDEC-Instituto Nacional de Estadisticas y Censos- National

Statistics and Census Institute as measured by changes in the consumer price index)in 2003, 2004, 2005, 2006 and 2007 were 3.7%, 6.1%, 12.3%, 9.8% and 8.5, respectively. High levels of inflation in Argentina could adversely affect the Argentine economy and have a material adverse effect on our financial condition and results of operations.

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

The Public Emergency Law and Foreign Exchange Regime Reform Law of 2002 put an end to more than ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. Subsequent to the devaluation of the Argentine peso in early 2002 and since the beginning of the Argentine economic crisis, there have been significant fluctuations in the value of the Argentine peso causing repeated Argentine Central Bank interventions to stabilize the Argentine peso through purchases and sales of U.S. dollars said devaluation of the Argentine peso has had a negative impact on our results.

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

Under the procedure established by the Central Bank of Chile, the foreign investment agreement of a Chilean company with an existing ADR program will become subject to an amendment (which will also be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) that will extend the benefits of such contract to new shares issued pursuant to a preemptive rights offering to existing ADS owners and to other persons residing and domiciled outside of Chile that exercise preemptive rights, upon request to the Central Bank of Chile. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to us of enabling United States holders of ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, and then make a decision as to whether to file such registration statement.

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

The market for our shares may be volatile and illiquid

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$213,364 million at December 31, 2007 and an average monthly trading volume of approximately US$4,363 million for 2007. The lack of liquidity owing, in part, to the relatively small size of the Chilean securities markets may have a material adverse effect on the trading prices of our shares. Because the market for our ADSs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADSs.

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

Our depositary agent for the ADSs in the United States is The Bank of New York Mellon Corporation, located at One Wall Street, New York, New York 10286. Our depositary agent’s telephone number is (212) 815-2296. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, United States and their phone number is (302) 738-6680.

History

In 1941, The Coca-Cola Company licensed a private Chilean company to produce coca-cola soft drinks in Chile, and production began in 1943. In 1946, the original licensee withdrew from the license arrangement, and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile. Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although no longer the sole Coca-Cola bottler in Chile, Andina has been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period of 62 years.

In 1985, a majority of Andina’s shares was acquired by Inversiones Freire Ltda. and certain related persons. On December 31, 2007, Freire and entities controlled by Freire owned approximately 52.6% of our outstanding Series A shares, which have preferred voting rights and thereby control the Company.

Refrescos, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Refrescos for approximately US$120 million and contributed an additional US$31 million to Refrescos’ capital immediately after the acquisition to repay certain indebtedness of Refrescos.   In 2000, we purchased through Refrescos, from the Coffin Group, a Coca-Cola franchise license for a territory in Brazil comprising the State of Espirito Santo and part of the States of Rio de Janeiro and Minas Gerais (NVG), for US$74.5 million. NVG was merged into Refrescos in 2000, and its operations were integrated with Refrescos in 2001.   In 2004, Refrescos entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Indústria do Amazonas Ltda., for (1) an exchange of franchising rights, goods and other assets of Refrescos in the territory of Governador Valadares in the State of Minas Gerais, and (2) other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçú in the state of Rio de Janeiro, which was previously owned by Companhia Mineira de Refrescos S.A.

Production of Coca-Cola soft drinks in the Argentine territory began in 1943 with the start-up of operations in the province of Córdoba, Argentina, through Inti S.A.I.C., which we refer to as Inti. In July 1995, we (through Inversiones del Atlántico S.A., an investment company incorporated in Argentina), which we refer to as IASA, acquired a 59% interest in Edasa, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A. These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., which we refer to as Romesa. In 1996 we acquired an additional 35.9% interest in Edasa, an additional 78.7% interest in Inti, a 100% interest in Cipet located in Buenos Aires (a PET plastic bottle and packaging business) and a 15.2% interest in Cican S.A.. Edasa is the Coca-Cola bottler in the provinces of Entre Rios, San Luis, San Juan, Mendoza, part of Santa Fe and part of Buenos Aires (San Nicolás y Ramallo). During 1997, the operations of Romesa were merged into Inti. In 1999, Edasa was merged into IASA. In 2000, IASA was merged into Inti, which in turn changed its corporate name to Embotelladora del Atlántico S.A. (EDASA). In 2002 Cipet merged into Edasa. During 2007 EDASA’s ownership interest in Cican S.A. was sold to Femsa for a total amount of Ch$679,501 thousand (US$1.4 million), this sale resulted in a loss of Ch$86,549 thousand.

In  1998, Andina repurchased from The Coca-Cola Company its 49% stake in Vital. Concurrently with that transaction, The Coca-Cola Company purchased Vital’s mineral water springs located at Chanqueahue, 80 miles south of Santiago. As part of the transaction, the Vital bottler agreement was replaced with a juice bottler agreement with Minute Maid International Inc., as well as a new mineral water bottling agreement with The Coca-Cola Company. In addition, the 1995 shareholders’ agreement between us and The Coca-Cola Company regarding ownership of Vital was terminated. The restructuring of the water and juice business in Chile enhanced our focus on the production of soft drinks, water and juice.  During 2005, the production and packaging business of water, juice and non-carbonated beverages licensed by The Coca-Cola Company in Chile was restructured. Vital Aguas S.A., which we refer to as VASA, was created to develop the production and packaging businesses of Vital de Chanqueahue, mineral water and other water products.   VASA is focused on developing juice and non-carbonated beverages.  Andina, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. own 56.5%, 26.4% and 17.1%, respectively, of the outstanding capital of VASA.

Cristalerías Joint Venture.  In 2001, we and Cristalerías de Chile S.A. formed 50/50 joint venture (Envases CMF S.A.) in order to develop the PET production in Chile Cristalerías de Chile S.A.

 Reclassification of Capital Stock. In 1996, our shareholders approved the reclassification, which we refer to as the Reclassification, of Andina’s common stock into two new series of shares. Pursuant to the Reclassification, each outstanding share of Andina’s common stock was replaced by one newly issued Series A share and one newly issued Series B share, which we refer to as the Series A shares and the Series B shares, respectively. The Series A and Series B shares are principally differentiated by their voting and economic rights: the holders of the Series A shares have full voting power and are entitled to elect six of seven regular and alternate members of the board of directors, and the holders of the Series B shares have no voting rights but for the right to elect one regular and one alternate member of the board of directors. In addition, holders of Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares.

In 1996, the Superintendency of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones) decreed that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights. Later, during 2004, the Superinentendency approved Series B shares as investment instruments for Chilean Pension funds. Series A shares have always been eligible as investment instruments.

Capital Expenditures

The following table sets forth our capital expenditures by territory and line of business for the periods indicated:

	Year ended December 31,
	2007	2006	2005
	MCh$	MCh$	MCh$
Soft Drinks:
Chilean territory	33,772	16,075	15,526
Brazilian territory	15,507	15,697	8,268
Argentine territory	4,601	5,840	5,201
Other Beverages:
Vital S.A. and Vital Aguas S.A.	1,569	1,797	730
PET Packaging:
Argentine territory	575	334	315
Total	56,024	39,743	30,040

During 2007, the company disbursed approximately Ch$4,748 million to improve its industrial process, industrial waste metering equipment, barotary analices, environmental impact consultancy and other studies.

Our total capital expenditures were Ch$56,024 million in 2007, Ch$39,743 million in 2006 and Ch$ 30,040 million in 2005. In 2007, capital expenditures were principally related to the following:

Soft drinks:

Chile

•                  Returnable bottles (glass and PET bottles) and bottle cases;

•                  Cooling equipments, freezers, post mix and other point of sale equipments;

•                  New equipment to increase efficiency and production capacity; and

•                  Property and construction of two distribution centers

Brazil

•                  Glass bottles and bottle cases;

•                  Coolers, freezers, post-mix and other point-of-sale equipment;

•                  Building the new distribution center at the Jacarepaguá plant (Rio de Janeiro); and

•                  Remodeling of the administrative offices at the Jacarepaguá plant (Rio de Janeiro)

Argentina

•                  Bottles (glass and PET bottles) and bottle cases;

•                  New equipment to increase operating efficiency; and

•                  Investments in coolers and freezers.

Waters and Juices

Waters

•                  Upgrade of the Carballo 62/14 filler;

•                  New formats for the BH labelling machine;

•                  Initial investment in blowing plant for PET bottles;

•                  Machinery and facilities associated to the Project for Benedictino purified water;

•                  Extension of generator substation; and

•                  Increase capacity of materials’ warehouse.

Juices

•                  Increase capacity of Single block duplex capping machine for glass bottle line;

•                  Increase production capacity of Juice formulating room;

•                  Increase capacity of Crowning Machine glass bottles line;

•                  Increase useful life of central control panel of formulating room;

•                  Up grade plaques and packaging of Pasteurization machines;

•                  Up grade Krones tunnel PET bottles line;

•                  Automatize transportation of PET bottles line; increase efficiency; and

•                  Pre-sealing applicator for glass bottles line; increase production capacity.

PET Packaging

Investments in PET package facilities during 2007 included ordinary course maintenance and investment designed to increase efficiency and reliability.

In 2007, we invested approximately Ch$4,748 million in improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting services and other studies.

Divestitures

In November 2007, Edasa sold to Femsa for a total amount of US$1.4 million, its 15.20% ownership interest in Cican S.A., an Argentine company dedicated to the canning of Coca-Cola products and the packaging of Cepita juices.

During 2006, Refrescos sold the warehouse located in Itambi, Rio de Janeiro, Brazil for a total amount of US$1.4 million.

B.                     Business Overview

We are the largest producer of soft drinks in Chile and one of the largest soft drink producers in Brazil and Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 87.8% of our consolidated net sales in 2007. Through Andina, we are the sole producer and distributor of Coca-Cola soft drinks in the Chilean territory; through Refrescos, the sole producer and distributor of Coca-Cola soft drinks in the Brazilian territory; and through Edasa, the sole producer and distributor of Coca-Cola soft drinks in the Argentine territory. In 2007, we recorded consolidated net sales of Ch$559,300 million and total sales volume of 402.4 million unit cases of Coca-Cola soft drinks.

In addition to the Coca-Cola soft drinks business, through Vital S.A., we produce and distribute fruit juices and other fruit-flavored beverages in Chile under trademarks owned by The Coca-Cola Company. Through Vital Aguas S.A., we produce and sell mineral water and purified water in Chile under trademarks owned by The Coca-Cola Company.  Through Envases Central S.A. we produce flavored waters.  We also manufacture PET bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina. In Brazil, we also distribute the beer brands Kaiser, Heineken, Bavaria, Xingú, Summer, Sol and Dos Equis (XX).

Our Products

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our Chilean, Brazilian and Argentine franchise territories:

	Chile	Brazil	Argentina
Andina	x
Andina Frut	x
Andina Hi-C	x		x
Andina Nectar	x
Aquarius		x
Aquarius Fresh		x
Bavaria		x
Bonaqua		x
Burn		x
Cepita Manzana			x
Cepita Multifruta			x
Cepita Naranja			x
Cepita Pomelo Rosado			x
Cepita Saborizada Limonada			x
Cepita Saborizada Pomelo			x
Cepita Saborizada Pomelo Rosado			x
Coca-Cola	x	x	x
Coca-Cola Light	x	x	x
Coca-Cola Light Lemon		x
Coca-Cola Zero	x	x	x
Crush Lima-Limón			x
Crush Naranja			x
Dasani	x		x
Dasani Active	x
Dasani Balance	x
Dasani Citrus	x		x
Dasani Durazno			x
Dasani Limón			x
Dasani Tangerine	x
Dos Equis (XX)		x
Fanta Exotica sabor frutos tropicales	x
Fanta Limón			x
Fanta Mundo		x
Fanta Naranja	x	x	x
Fanta Naranja Light	x	x	x
Fanta Uva		x
Fanta Uva Light		x
Guaraná Kuat		x
Heineken		x
Kaiser		x
Kapo	x	x
Kapo chocolate (flavored milk)		x
Kuat com Laranja		x
Kuat Zero		x
Minute Maid Mais (in 14 flavors)		x
Nestea	x
Nestea Cha		x
Nestea Cha Light		x
Nestea Mate		x
Nestea Mate Light		x
Nordic Mist Ginger Ale	x
Nordic Mist Tónica	x
Powerade	x
Quatro Light	x

Quatro Pomelo			x
Schweppes Citrus		x	x
Schweppes Citrus Light		x
Schweppes Club Soda		x
Schweppes Soda		x
Schweppes Tónica		x	x
Schweppes Tónica Light		x
Soda Kin			x
Sol		x
Sprite	x	x	x
Sprite Zero	x	x	x
Summer		x
Super Kapo con Nurisha	x
Taí	x
Vital	x
Xingu		x

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

1. Soft Drink Business

Sales Overview

We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters. The following table illustrates our historical sales volumes for each of our territories:

Soft Drink Sales Volumes

	Year ended December 31,
	2007	2006	2005
	(millions of UCs)
Chile	123.9	119.0	113.6
Brazil	164.9	155.4	147.7
Argentina	113.6	107.5	98.8

In 2007, our Coca-Cola soft drinks business accounted for net sales of Ch$559,300 million and operating income of Ch$107,001 million representing 87.8% and 92.6% of our consolidated net sales and operating income, respectively.

Our Chilean soft drink operations accounted for net sales in 2007 of Ch$202,820 million; the Brazilian soft drink operations for net sales of Ch$242,793 million; and the Argentine soft drink operations for net sales of Ch$113,687 million.

The following tables set forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in our franchise territories for the periods indicated.

	Year ended December 31, 2007
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	165,227	102.0	197,256	134.5	83,868	85.2
Flavored soft drinks	37,593	21.9	45,537	30.4	29,819	28.4
Total	202,820	123.9	242,793	164.9	113,687	113.6

	Year ended December 31, 2006
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	157,125	96.1	175,834	124.7	81,142	79.8
Flavored soft drinks	38,699	22.9	38,344	30.7	26,202	27.7
Total	195,824	119.0	214,178	155.4	107,344	107.5

	Year ended December 31, 2005
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	151,672	91.3	129,728	116.9	78,872	74.4
Flavored soft drinks	39,237	22.3	33,453	30.8	12,396	24.4
Total	190,909	113.6	163,181	147.7	91,268	98.8

In Chile, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans of various sizes. It is also distributed as Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, in stainless steel and bag-in-box containers. In Brazil, Coca-Cola soft drinks are distributed in returnable and non-returnable glass, in PET bottles of various sizes, in aluminum cans and also as post-mix syrup. In Argentina, Edasa produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup.  Regarding Juices, they are distributed in non-returnable glass and PET bottles, in bi-laminated sachettes, cardboard Tetra Pack containers and bag-in-box as concentrated juice that is mixed with water at the point of sale. Waters are distributed in returnable glass bottles and non-returnable PET bottles.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by packaging type, measured as a percentage of total sales volume:

Soft Drink Sales by Packaging Type

	Year Ended December 31,
	2007			2006			2005
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix
Returnable	61.0	13.7	48.3	61.1	13.3	47.2	61.7	12.2	48.1
Non-returnable	34.9	83.5	51.0	34.9	84.0	52.0	34.1	85.0	51.0
Post Mix	4.1	2.8	0.7	4.0	2.7	0.8	4.2	2.8	0.9
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Customers and Distribution

As of December 31, 2007, we sold our products to approximately 46,244 customers in Chile, 60,411 customers in Brazil, and 46,214 customers in Argentina. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by type of customer, measured as a percentage of total sales volume:

Soft Drink Sales by Type of Customer

	Year ended December 31,
	2007			2006			2005
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
					(%)
Small- and medium-sized retail establishments for takeout	49	26	37	46	27	19	46	22	17
Wholesale distributors	9	20	29	8	21	30	7	23	30
Supermarkets	23	28	15	23	28	15	25	31	15
Restaurants, hotels and bars	6	20	3	6	19	4	6	19	4
Fast food outlets	3	2	1	3	2	1	3	2	1
Convenience stores	9	1	12	9	1	29	7	1	31
Others	1	3	3	5	2	2	6	2	2
Total	100	100	100	100	100	100	100	100	100

Chile. As of December 31, 2007, Andina’s sales force in Chile consisted of 198 salespeople (135 full time and 63 part time) who call on most customers on average 1.8 times per week. For sales to major supermarkets, we employ approximately 6 key account managers, 13 field supervisors and 477 promoters (433 full time and 44 part time) who are on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis. Our distribution system for our soft drink products consisted of a group of 18 exclusive distributors, which are independent businesses that collectively deploy approximately 350 trucks, depending on seasonal demand. We own an additional 26 trucks. The 18 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 61% of total unit cases of soft drinks sold in 2007. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 46 days after invoices are issued. On average, accounts receivable from all clients are liquidated on a 22-day term.

Brazil. As of December 31, 2007, Refrescos’ sales force in Brazil consisted of an average of 398 salespeople, divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and bottles), (ii) sales to supermarkets (consisting of bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, water, juice, energy drinks and iced tea) distributed by Refrescos. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (ii) trucks operated by independent transport companies on a non-exclusive basis. In 2007, 10.4% were distributed by exclusive distributors, and 89.6% by independent transport companies. Distribution of Refrescos’ beverages (including soft drinks, beer, bottled water, energy drinks and iced tea) takes place from distribution centers and production facilities. High volume customers such as supermarkets are serviced exclusively from the distribution centers located at Refrescos’ production facilities. In 2007, approximately 15% of Refrescos’ soft drink sales were paid for in cash at the time of delivery, 30% were paid by check to be cashed between one and ten days after delivery and 55% were paid between 10 and 45 days after delivery by invoice.

Argentina. As of December 31, 2007, our sales force in Argentina consisted of 382 employees, grouped in salespeople, merchandisers, and Contact Center personnel. In 2007, 71% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 29% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2007, approximately 72% of Edasa’s soft drink sales were paid for in cash and 28% were credit sales. Approximately 0.2% of credit sales were paid by short-term credit to be paid for within one to eight days after delivery, 19.8% of credit sales were made by simple account and 8% of credit sales were paid for by check.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company — Our business is highly competitive and subject to price competition which may adversely affect our net profits and margins.”

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

Argentina. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Embotelladora de los Andes S.A., which is controlled by the Hunicken Group, produced Pepsi-Cola products in the province of Mendoza, and the license expired during 2006. As a result, they launched new soft drinks under the brand Talca that in the market for water is a well-known quality product with aggressive prices. Baesa produces Pepsi-Cola products in the provinces of Córdoba, Mendoza and Santa Fe. Pritty S.A. produces and sells Pritty, Doble Cola, Saldán, Switty, Rafting and during 2006 it launched Hook in the provinces of Córdoba, Santa Fe and Mendoza. In the province of Santa Fe, Baggio sells Mocoretá. In the province of Mendoza, San Isidro Refrescos S.A. sells Beach, Royal Crown, Upper 10, Sao, Sunkist and Seagram’s products, and Cahiza Hermanos sells Chyc.

Based on reports by A.C. Nielsen, we estimate that in 2007, our average soft drink market share within our franchise territories reached 67.4%, 58.5%, and 51.1% for Chile, Brazil, and Argentina, respectively.

The following table presents the market share of our main competitors in Chile, Brazil and Argentina for the periods indicated:

Market Share

	Year ended December 31,
	2007			2006			2005
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
					(%)
Coca-Cola soft drinks	67	57	51	68	57	50	68	56	51
ECUSA soft drinks	20	—	—	19	—	—	19	—	—
Pepsi-Cola and 7 Up products	3	6	20	3	5	18	3	5	17
Pritty products	—	—	9	—	—	10	—	—	10
Antarctica products	—	10	—	—	10	—	—	10	—
Brahma products	—	1	—	—	1	—	—	—	—
Other	10	26	20	10	27	22	10	29	22
Total	100	100	100	100	100	100	100	100	100

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

Raw Materials and Supplies(1)

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

Chile—Raw Materials. We purchase concentrate at prices established by The Coca-Cola Company. We purchase sugar fom Industria Azucarera Nacional S.A., IANSA, the only producer of sugar in Chile, although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis.  We obtain carbon dioxide gas from AGA Chile S.A. Andina’s affiliate Envases CMF, produces returnable PET bottles and the non-returnable PET bottles we use. We purchase glass bottles principally from Cristalerías de Chile S.A. and Cristalerías Toro S.A.I.C.  Bottle caps are purchased from Alusud, Alucaps Mexicana S.A. de C.V., Inyecal S.A. and other suppliers.

During 2007 73% of cost of sales for soft drinks produced by Andina corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate represents 62%; sugar and artificial sweeteners 21%; non-returnable bottles 12%; bottle caps 4% and carbon dioxide 1%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 24% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Brazil - Raw Materials. Refrescos purchases concentrate in the city of Manaus at prices established by The Coca-Cola Company. Manaus has been designated as a duty-free development zone by the Brazilian government. Refrescos purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda. It purchases carbon dioxide gas mainly from Companhia White Martins Gases S.A and Linde Gases Ltda.  PET bottles mainly from Amcor Ltd., Braspla Ltda., and from Edasa’s Packaging Division.  Glass bottles are purchased from Owens-Illinois and metal bottle caps from Aro S.A. Plastic bottle caps are purchased from Alcoa and Owens-Illinois.  Refrescos purchases water from the municipality of Rio de Janeiro.

During 2007, 73% of cost of sales for soft drinks produced by Refrescos corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 29%; sugar and artificial sweeteners 23%; non-returnable bottles 26%; cans 17%, bottle caps 4% and carbon dioxide 1%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 3% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non returnable glass bottles.

Argentina - Raw Materials. Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sugar mainly from Ing. y Refinería San Martín de Tabacal S.A., Cía. Azucarera Concepción S.A., and Ledesma S.A.A.I.; fructose from Productos de Maíz S.A. and Ledesma S.A.A.I., and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. Edasa produces non-returnable and returnable PET bottles through Edasa’s Packaging Division, and glass bottles from Cattorini Hermanos S.A. and from Cristalerías Toro de Chile, plastic bottle caps from Alusud S.A. and metal caps from Metalgráfica Cearense S.A. and Aro in Brazil. Regarding water supply for the production of soft drink, Edasa owns water wells and pays a fee to the Dirección Provincial de Aguas Sanitarias.  Edasa also buys stretch wrap from Manuli Packaging Argentina, Plastiandino S.A. and Plásticos La Rioja S.A: ; and carton from Corrugadora Centro S.A.

During 2007, 71% of cost of sales for soft drinks produced by Edasa corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of main raw materials is the following: concentrate 50%; sugar and

(1) For detailed information please visit our website www.koandina.com artificial sweeteners 21%; non-returnable bottles 24%; bottle caps 4% and carbon dioxide 1%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 3% of the total costs of sales of soft drinks and correspond to can formats and juices.

PET Packaging - Raw Materials. The principal raw material required for production of PET bottles is PET resin, which is purchased mainly in Argentina with a smaller percentage being imported from Asia. The principal suppliers of PET resin for the Edasa Packaging Division are Eastman Chemical Argentina S.R.L. (sold to DAK Américas de Argentina S.A.) Indorama Synthetics TBK, Far Eastern Textile Ltd. and Nan Ya Plastics Corp America.  In 2007, the Edasa Packaging Division’s costs for PET resin accounted for 95.8% of the total variable cost of its sales of PET bottles.

Marketing

We and The Coca-Cola Company jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective Bottler Agreements. During 2007, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.”

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

We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating such systems, including providing hand-held computer and data gathering equipment to support the gathering of product, consumer and delivery information required to implement our channel marketing strategies effectively for most of our sales routes in Chile, Brazil and Argentina. We will continue investing to increase pre-sale coverage in our territories.

Marketing Expenditure. Our consolidated total marketing and advertising expenditures in 2007 were Ch$22,440 million.

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

2. Other Beverages

Chile. In addition to Coca-Cola soft drinks, through Vital S.A., we produce and sell juices, other fruit flavored beverages, ready-to-drink tea and sports drinks, and through Vital Aguas S.A. we produce and sell mineral water and purified water. Juices are produced and sold under the brands Andina, Andina Frut, Andina Néctar, Andina Hi-C, Andina Forte, Andna Calcio + D and Kapo.  The line of sports drinks is sold under the brand Powerade and ready-to-drink tea is sold as Nestea. Water products are produced and sold under the brands Vital (Agua Mineral Vital), Dasani (purified and flavored water).

Brazil. We distribute beer under the Kaiser, Bavaria, Heineken, Santa Cerva, Sol, Xingu and Dos Equis (XX) labels. We also distribute water under the Bonaqua and Aquarius labels and sell and distribute ready-to-drink juices under the Kapo and Minute Maid Mais labels, milk and cocoa-based beverages under the Kapo Chocolate brand, energy drinks under the Burn brand name and Nestea ready-to-drink tea.

Argentina. We distribute ready-to-drink juices under the Cepita brand name, which competes with other recognized brands such as Ades and Baggio. We also produce and sell water (sparkling and still) under the Dasani brand name, which competes with well-known brands such as Villavicencio, Eco de Los Andes and Glaciar. During 2006, we launched Dasani flavored water competing in the segment developed by the brands, Ser, Villa del Sur and Magna.

The trademarks “Andina Frut”, “Andina Néctar”, “Andina Hi-C”, “Kapo”, “Powerade”, “Cepita”, “Bonaqua”, “Aquarius”, “Burn”, “Vital” and “Dasani” are owned by The Coca-Cola Company. We produce and/or sell non-soft drink beverages bearing these trademarks under bottling agreements with The Coca-Cola Company.   The “Nestea” trademark is owned by Nestlé in joint venture with The Coca-Cola Company.

Waters and Juices in Chile

Through Vital S.A., we compete in the fruit juice, nectars, fruit flavor tea based beverages, sports drinks and other non carbonated fruit flavored beverages in the beverage market in Chile.  Through Vital Aguas S.A. we compete in the mineral water and purified water segments of the beverage market in Chile. Vital S.A. sells non-soft drink beverage products under six different brand names: Andina Frut (natural fruit juices), Andina Néctar (fruit nectars), Andina Hi-C (fruit refreshment with vitamins), Kapo (artificially flavored fruit drinks), Powerade (sports drinks) and Nestea (fruit flavored tea based beverage). On the other hand Vital Aguas S.A. sells its products under two brand names: Vital (mineral water) and Dasani (flavored and unflavored purified water).

Sales. In 2007, net sales of waters and juices in Chile represented 6.6% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$41,835 million, reflecting additional revenue we received from Vital’s sales to third parties together with Andina’s operating margin realized from the sale and distribution of these products. During 2007, the waters and juices industry in Chile experienced a 10.2% increase in sales volume.

The following table sets forth for the periods indicated, Vital’s net sales and sales by volume of unit cases of waters and juices:

Waters and Juices Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2007		2006		2005
	(in millions of constant Ch$ as of December 31, 2007, and millions of UCs, as applicable)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Andina Frut	11,046	5.3	8,378	4.1	7,719	4.1
Andina Néctar	7,381	5.2	6,412	4.4	6,400	3.6
Kapo	3,980	3.2	3,781	3.1	3,918	2.8
Andina HI-C	33	—	383	0.2	637	0.3
Powerade	941	0.4	633	0.2	—	—
Nestea	315	0.1	—	—	—	—
Dasani (Purified Water)	2,278	2.1	4,092	3.6	2,170	1.6
Vital (mineral water)	7,241	11.1	6,069	9.1	9,808	9.5
Total(2)	33,215	27.4	29,748	24.7	30,652	21.9

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

Customers and Distribution. Juices and waters throughout Chile are distributed by means of distribution agreements between us and two other Coca-Cola bottlers. In 2007, Andina distributed approximately 55% of Vital’s products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 45%. Each Coca-Cola bottler in Chile distributes Vital and Vital Aguas products in its respective franchise territory. Under Vital and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory and each agrees not to distribute competing products.

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

Competition. Vital Aguas’ principal competitor(1) regarding water is CCU with the Cachantún brand.   Additionally there are low priced brands (B-brands) in the water segment in Chile.   Vital S.A.’s principal competitors regarding juices are, Watt’s-CCU, Corpora Tres Montes and four of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A., Parmalat and Loncoleche S.A., who is also a subsidiary of Watt’s S.A. During 2006, the largest Chilean brewery CCU acquires from Watts S.A. a 50% ownership interest of the juice brands in Chile, creating a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products to compete with our waters and juices business because we believe that these products are of lower quality and value.

(1)  Until mid 2007 the Benedictino brand belonged to Aguas del Sur, a company which was acquired by a subsidiary of Embotelladora Coca-Cola Polar.   In October of 2007, Coca-Cola de Chile acquired from said subsidiary the Benedictino brand.

Based on reports by A.C. Nielsen, we estimate that in 2007, our market share within our Chilean franchise territories reached 29.6% for Juices and 28.3% for Water

Raw material for Juices. The principal raw materials used by Vital S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 9.7%, fruit pulp and juices 12.9%, flavors, aromas and citric acid 17.8%, containers 28.6% and wrapping material 5.0%, all of which during 2007 accounted for 80% of total costs for sales of juice, including packaging.

Raw materials for Waters: The principal raw materials used by Vital Aguas S.A. in the production of mineral water and purified unflavored and purified flavored water and as a percentage of total raw material costs are: Non returnable PET packaging 44.2%, mineral water, flavor, aromas, sweeteners and citric acid 29.6%, packaging material 4.5%, caps 4.1% and carbon dioxide gas 0.5%, all of which during 2007 accounted for 86.3% of total costs for sales of water, including packaging.

Beer, Juices and Waters in Brazil

Sales. In 2007, net sales of beer, juices, waters, tea based beverages and energy drinks in Brazil were Ch$27,206 million, representing 4.3% of our consolidated net sales.

Refrescos uses its distribution system to distribute beer in the Brazilian territory. Refrescos started distributing beer in the 1980s as a result of the acquisition of Kaiser by a consortium of Coca-Cola bottlers (including Refrescos) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”). In 2006, Femsa acquired from Molson the controlling ownership interest over Kaiser.   Refrescos began the distribution of the beer brand Dos Equis (XX) during 2007.

Refrescos buys beer from Femsa at a price determined by Femsa and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Femsa, Femsa shares between 50% and 100% of the cost of such discounts. In 2007, Refrescos’ net sales of beer were Ch$13,583 million, of which Kaiser brand beer accounted for 12.9%, Santa Cerva for 0.1%, Bavaria for 51.3%, Heineken for 7.2%, Xingu for 2.3%, Sol for 26.1% and Dos Equis (XX)  for 0.1% of net sales.

Competition. In the beer sector, Refrescos’ main competitor is Ambev. According to A.C. Nielsen, beer sold by Kaiser and Ambev accounted for approximately 2% and 72%, respectively, of the total sales of beer by volume in the Brazilian territory in 2007.

The Distribution Agreements.  The Coca-Cola Company, Cervejarías Kaiser S.A., Molson Inc. and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement of understanding and a convention regarding the distribution through the Coca-Cola System of beer produced and imported by Femsa. The term of the distribution agreements signed after May 30, 2003, is of renewable periods of 20 years.

Refrescos is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except as may be mutually agreed in writing between Refrescos and Femsa.

Under the terms of the distribution agreement, Femsa assumes all responsibility for planning and managing advertising, marketing and promotional activities related to beer.  Refrescos, however, is free to undertake marketing or promotional activities with Femsa´s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro region. Refrescos has agreed to devote at least 3% of its sales net of taxes of Femsa products to such promotional activities or events.

Refrescos is prohibited from assigning, transferring, or otherwise encumbering the Femsa distribution agreement or any interest therein for the benefit of third parties without prior written consent from Femsa. Femsa may terminate the Femsa distribution agreement immediately in the event that Refrescos (i) declares bankruptcy, is made a party to bankruptcy proceedings or is placed under judicial administration, (ii) is dissolved or liquidated or its assets are nationalized, expropriated, attached or intervened, (iii) undergoes a change of business or of control, (iv) ceases to be a franchisee of The Coca-Cola Company or (v) causes a material breach of the Femsa distribution agreement. In addition, Femsa may terminate the Femsa distribution agreement one year after delivery of notice that Refrescos is not complying with the terms thereof. Refrescos may terminate the Femsa distribution agreement in the event of a material breach thereof by Femsa.

3. PET Packaging

Overview and Background

We produce PET bottles in both returnable and non-returnable formats. The Coca-Cola Company acquired the right to use certain PET technology from Continental PET (now known as Graham Packaging Inc.) in 1991 and has sub-licensed that technology to certain PET-manufacturers that produce Coca-Cola PET bottles, including Envases CMF in Chile and Cipet in Argentina. The sublicense held by Edasa’s packaging division (ex-Cipet) was given by Coca-Cola de Argentina S.A. in 1996 for a ten year period.  Currently the renewal of said sub-license is being negotiated. The sublicense held by Envases CMF is currenly being negotiated. We cannot assure you that the sublicenses will be renewed. As a returnable packaging material, PET has advantages compared to glass because it is lightweight, difficult to break, transparent and easily recyclable. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products.

The Edasa Packaging Division (ex-Cipet) was established in 1987 by The Coca-Cola Company and Cía. Argentina Belga S.A., and was acquired by us as part of transactions with The Coca-Cola Company in December 1996. On January 1, 2003, Cipet was merged into Edasa and became Edasa’s packaging division. In 2007, the Edasa Packaging Division was one of the largest manufacturers of PET products in Argentina.

In Brazil, Refrescos purchases 55% of its PET packaging needs from Amcor, 5% from Brasalpla, global PET bottle manufacturers, and 40% from the Edasa Packaging Division.

Sales. In 2007, the Edasa Packaging Division had net sales of Ch$21,002 million with sales to Edasa Soft Drinks Division amounting to Ch$11,389 million, to Rio de Janeiro Refrescos amounted to Ch$3,240 million and to Envases CMF amounting to Ch$90 million. The Edasa Packaging Division also sold PET bottles to third parties accounting for approximately Ch$6,283 million.

Competition. We are suppliers of returnable PET bottles for Coca-Cola bottlers in Argentina and Chile. According to the pre-existing agreements between The Coca-Cola Company and the other Coca-Cola bottlers within South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles to said bottlers.

In Chile, we have one principal competitor in the non–returnable PET bottles market for oils, wines and personal hygiene: Strong Chemicals Ltda., another one of our competitors is PetPackaging S.A. for non-returnable PET bootles but for client who are not within the Coca-Cola System; and Plasco S.A., the second Chilean manufacturer of non returnable PET bottles, who does not compete with us because it is the exlcusive supplier of PET bottles for ECUSA.

In Argentina, we compete principally with Alpla S.A. and Amcor. The Edasa Packaging Division is the supplier of returnable PET bottles to all Coca-Cola bottlers in Argentina.

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

Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health, which oversees diet products, which we together refer to as the Ministries. Our permits from the Ministries are valid and in force for a term of ten years for each product we produce. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits in the past nor do we expect to experience any difficulties in the future. The Ministries do not regularly inspect facilities but they do send inspectors to investigate any complaints it receives.

Argentina. While most laws applicable to Edasa are enforced at the federal level, some, such as sanitary and environmental regulations, are primarily enforced by provincial and municipal governments. There are no licenses or permits required for the manufacture or distribution of soft drinks in the Argentine territory. However, our production facilities are subject to registration with federal and provincial authorities and to supervision by municipal health agencies, which certify compliance with applicable laws.

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

Chile. The Chilean government has several regulations governing environmental matters relating to our operations. For instance, Law 3,133 regulates discharge of residual industrial waste, and the Sanitary Code contains provisions relating to liquid and solid waste disposal, basic environmental conditions in the workplace, and the protection of water for human consumption. In 1993, the Chilean government published regulations that updated the provisions of Law 3,133. These regulations place limits on the disposal of harmful substances which may be hazardous to water used in irrigation or water for consumption by people or animals without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendency of Sanitary Services. The regulations also mandate governmental approval of any systems to treat or discharge liquid industrial waste (regulated by Supreme Decree 90 for discharges to open courses and by Supreme Decree 609 for discharges to sewage collectors). In 1996, we installed a liquid industrial waste treatment plant to comply with the Chilean liquid waste emissions standards, in effect since 1998. As of May of 2006, the first stages of liquid industrial waste treatment are done at our facilities and then it is completed at La Farfana.  Currently there is an outsourcing agreement with the company Ecoriles for the treatment of liquid industrial waste.

Law 19,300, passed in March 1994, addresses general environmental concerns that may be applicable to our activities and which, if applicable, would require us to hire independent experts to conduct environmental impact studies or declarations of any future projects or activities that could be impacted by the regulations of Law 19,300. Law 19,300 creates the National Commission on the Environment, which is supported by regional commissions to supervise environmental impact studies and declarations for all new projects, to enforce the regulations of Law 19,300 and to grant discretionary power to regulators. There can be no assurance that future legislative regulatory developments will not impose further restrictions that would be material to our operations in Chile.   We believe that, to the best of our knowledge we believe we are in compliance with all material aspects of the Chilean environmental regulations.

In October 2006 The Coca-Cola Company issued its audit regarding Certifications of Quality, Security and Environment Systems known as PHASE 3, and we have become the first production facility in Chile to receive this certification with the maximum qualifications. Additionally and thanks to our commitment lead to the first place achievment in the 2006 Quality Contest for Bottler in the Coca-Cola System in Chile.

In May of 2006, our Company received the 2005 National Award for Quality in the category for Large Corporations based on the evaluation of performance excellence, known as Malcolm Balridge in the United States. It is the first time this distinction is awarded to a company of the consumer products industry, a recognition to the performance of Embotelladora Andina S.A. that during over 60 years of trajectory has proven excellence in its procedures, client service and social responsibility.

During October of 2005, following pre-certification and certification procedures developed through audits carried out by a third party (SGS Chile), the Company was recommended for the ISO 14001:2004. As a result, the production facility located at Carlos Valdovinos 560, San Joaquin, in Santiago, Chile, became the first plant in Latin America to achieve the four Quality System Certifications, Nourishing Security (HACCP), Environment (ISO 14001:2004), Security and Occupational Health (OHSAS 18001:1999 and Quality (ISO 9001:2000), In September of 2007, these certificactions were extended for another 3 years.

In 2003, the plants of Rengo and Vital were certified under the Codex Alimentarius and the Chilean regulation 2861:2004 for their production processes, Hazard Analysis and Critical Control Point (“HACCP”) system.  This certification was renewed in 2006.

Andina’s management believes it maintains good relationships with its employees.  In Chile, Andina received three awards from independent oraganizations praising our labor relations and the positive effects of these over our business.  During 2002 and 2003 Andina was awarded with the Corcin award from an important Chilean Training Center (Centro Intermedio de Capacitación de ASEXMA) as a member company with the greatest commitment and investment for training purposes.  During 2003 Embotelladora Andina was awarded the Carlos Vial Espantoso award, which distinguishes the most relevant Chilean company in terms permanent training, security and risk prevention, bonus and other policies aimed towards benefiting the families of our workers.

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

In addition, Law No. 6,938 of August 31, 1981, known as the Brazilian Environmental Policy, introduced an entirely different environmental regime by which no environmental damage is exempt from coverage. The legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9,605 of February 12, 1998 or the Environmental Crimes Act.

Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministério do Meio Ambiente (Brazilian Ministry of Environment) and the Conselho Nacional do Meio-Ambiente or CONAMA dictate environmental policy, including, without limitation, initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or IBAMA enforces environmental regulations set by CONAMA. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect us. Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente or FEEMA, the principal environmental authority in Rio de Janeiro and the Instituto Estadual de Medio Ambiente e Recursos Hídricos or IEMA, the principal environmental authority in Espírito Santo. FEEMA and IEMA periodically inspect industrial sites and tests liquid waste for contamination. We believe to the best of our knowledge that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material adverse effect on our results or operations.

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

C.                     Organizational Structure

The following table presents information relating to the main activity of our principal subsidiaries, our ownership interest in them as of December 31, 2007.

Operating Subsidiaries	Activity	Country of Incorporation	Percentage Ownership
Vital S.A.	Operation of industrial facilities engaged in the manufacture, production, processing, distribution and marketing in general of all food products and particularly of all kinds of juices, soft drinks and beverages in general.	Chile	99.99

Vital Aguas S.A.	Operation of one or more industrial facilities engaged in the manufacture, production, preparation, transformation, distribution, marketing and other activities, regarding all kinds of water, mineral or not, purified or treated, soft drinks and beverages in general, and other similar products.	Chile	56.50

Servicios Multivending Ltda.	Commercialize products and merchandise through equipment and vending machines.	Chile	99.99

Transportes Andina Refrescos Ltda.	Provide management and handle services for domestic and foreign ground transportation.	Chile	99.99

Rio de Janeiro Refrescos Ltda.	Production and sale of alcoholic and non-alcoholic beverages, mineral water, nectars, syrups, powdered juices and other related semi-processed products as well as any operations related with the core activity.	Brazil	99.99

Mais Indústria de Alimentos S.A.	Production and commercialization of food, beverages in general and beverage concentrate in their natural state or industrialized; fruit juices and nectars, refreshments, isotonic, tea, mixtures of fruit juices with soy and/or milk derivatives, soy drinks, milk based drinks, nutritional compounds, flavored liquids and ready to drink liquid compounds; and participation in other companies as partner or shareholder.	Brazil	7.36

Embotelladora del Atlántico S.A.	Produce, bottle, distribute, and sell non-alcoholic beverages. Design, producte and sell plastic products or products derived from the plastic industry, mainly in the packaging area.	Argentina	99.98

Abisa Corp. S.A.	Financial investment company.	British Virgin Islands	99.99

The following chart presents in summary form the Company’s direct and indirect ownership participations in subsidiaries and affiliates:

D.                     Property, Plants and Equipment

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties and facilities in each of the franchise territories:

PROPERTIES AND FACILITIES

	MAIN USE	SURFACE (Sq Meters)

CHILE
Embotelladora Andina S.A.
Metropolitan Region	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	494,386
Rancagua	Warehouses	25,920
San Antonio	Warehouses	19,809

Vital S.A.
Metropolitan Region	Offices / Production of Juices	40,000

Vital Aguas S.A.
Rengo	Production of Waters	12,375

Envases CMF S.A.
Metropolitan Region	Offices / Production of PET bottles and preforms	74,001

Envases Central S.A.
Metropolitan Region	Offices / Production of Soft Drinks	51,906

BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	248,375
Vitória	Offices / Production of Soft Drinks / Warehouses	93,320
Itambi	Warehouses	131,420
Nova Iguaçu	Warehouses	79,958
Bangu	Warehouses	44,614
Campos	Warehouses	24,200
Cabo Frio	Warehouses	1,985
Cachoeira do Itapemirim	Warehouses	8,000

ARGENTINA
Embotelladora del Atlántico S.A.
Córdoba	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	923,360
Santo Tomé	Offices / Warehouses	89,774
San Juan	Offices / Warehouses	48,036
Mendoza	Offices / Warehouses	41,579
Rosario	Offices / Warehouses	28,070
Rio IV	Offices / Warehouses	7,482
San Luis	Offices / Warehouses	6,069
Buenos Aires	Production of PET bottles and preforms	27,043

We have full ownership of our properties which are not subject to material encumbrances.

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2007			2006
	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Coca-Cola soft drinks (millions of UCs):
Chile	157	70	97	154	68	81
Brazil	209	79	94	204	75	84
Argentina	141	82	100	133	82	97
Other beverages (millions of UCs)	49	58	69	49	55	72
PET packaging (millions of bottles)	639	95	98	639	96	100

Total installed annual production capacity assumes production of the mix of products and containers produced in 2007. In 2007, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We maintain quality control laboratories at each production facility where raw materials are tested and soft drink samples are analyzed.

As of December 31, 2007, we had total installed annual production capacity, including soft drinks, fruit waters and juices, of 556 million unit cases. Our primary facilities include:

•                          through Embotelladora Andina, in the Chilean territory,  one soft drink production facility with eight production lines with total installed annual capacity of 157 million unit cases (28% of our total installed annual capacity);

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

•                          through Rio de Janeiro Refrescos in the Brazilian territory, two soft drink production facilities with eleven production lines with total installed annual capacity of 209 million unit cases (38% of our total installed annual capacity); and

•                          through Embotelladora del Atlántico in the Argentine territory, one soft drink production facility with seven production lines with a total installed annual capacity of 141 million unit cases (25% of our total installed annual capacity).

ITEM 4A.                     UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not Applicable -

ITEM 5.                              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

The following discussion should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto, included in Item 18. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 30 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

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

Income reported on a U.S. GAAP basis differs from that reported in accordance with Chilean GAAP principally due to basic differences in property, plant and equipment, accounting for deferred income taxes, acquisition through the issuance of shares, difference in accounting for investments in related companies and different goodwill amounts, difference in accounting for translation adjustment of foreign investments, difference in joint venture accounting, and differences in amortization periods for goodwill. The effect of inflation accounting under Chilean GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 30 of the notes to the Consolidated Financial Statements.

Factors Affecting Comparability

During 2007, there were no changes in the application of Chilean GAAP as compared to the previous year that could materially affect the comparability of the financial statements.

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

Allowance for doubtful accounts

We evaluate the collectibility of our trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, our recent loss history and an overall assessment of past due trade accounts receivable outstanding. As of December 31, 2007, our accounts receivable balance was Ch$74,866 million, net of allowances for doubtful accounts of Ch$1,536 million. Historically, on a consolidated basis, doubtful accounts have averaged less than 1% of consolidated net sales.

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

The following table sets forth, for the periods indicated, the net sales and operating income for the Company’s operations in Chile, Brazil and Argentina, respectively, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2007, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2007		2006		2005
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Chile	244,656	38.4%	236,056	40.2%	227,742	44.5%
Brazil	269,999	42.4%	235,103	40.0%	178,201	34.9%
Argentina	125,274	19.7%	120,235	20.5%	110,683	21.6%
Intercountry eliminations (1)	(3,240)	-0.5%	(4,204)	-0.7%	(5,325)	-1.0%

Total	636,689	100.0%	587,199	100.0%	511,301	100.0%

Operating income:
Chile	57,107	49.4%	55,409	54.3%	54,621	63.9%
Brazil	48,015	41.6%	36,748	36.0%	21,810	25.5%
Argentina	13,024	11.3%	12,356	12.1%	11,603	13.6%
Corporate expenses (2)	(2,652)	-2.3%	(2,416)	-2.4%	(2,604)	-3.0%

Total	115,494	100.0%	102,097	100.0%	85,430	100.0%

(1)                                  Eliminations represent intercompany sales.

(2)                                  Corresponds to corporate expenses that are not distributable in the operations.

The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2007, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2007		2006		2005
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Soft drinks	559,300	87.8	517,346	88.1	445,358	87.1
Other beverages(1)	71,015	11.2	62,829	10.7	52,744	10.3
Packaging	6,374	1.0	7,015	1.2	13,199	2.6
Total	636,689	100.0	587,190	100.0	511,301	100.0

Operating income:
Soft drinks	107,000	92.6	91,888	90.0	75,492	88.4
Other beverages(1)	6,775	5.9	8,070	7.9	7,630	8.9
Packaging	1,719	1.5	2,139	2.1	2,308	2.7
Total	115,494	100.0	102,097	100.0	85,430	100.0

(1)                   Includes, in Chile, waters and juices; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored waters and juices.

The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in millions of Chilean pesos with purchasing power as of December 31, 2007:

	Year ended December 31,
	2007		2006		2005
	(amounts in millions of Ch$)
	MCh$	%	MCh$	%	MCh$	%
Net sales	636,689	100%	587,190	100%	511,301	100%
Cost of sales	(351,452)	-55.2%	(335,171)	-57.1%	(301,775)	-59.0%

Gross profit	285,237	44.8%	252,019	42.9%	209,526	41.0%
Administrative and selling expenses	(169,743)	-26.7%	(149,922)	-25.5%	(124,096)	-24.3%
Operating income	115,494	18.1%	102,097	17.4%	85,430	16.7%

Non-operating income (expenses), net	(6,979)	-1.1%	(7,649)	-1.3%	(14,619)	-2.9%
Income taxes, minority interest (net)	(26,913)	-4.2%	(14,591)	-2.5%	(9,361)	-1.8%

Net income	81,602	12.8%	79,857	13.6%	61,450	12.0%

Results of Operations for the Years Ended December 31, 2007 and 2006

	Chile		Brazil		Argentina		Total(1)
	2007	2006	2007	2006	2007	2006	2007	2006
	(in millions of Ch$)
Net sales	244,656	236,056	269,999	235,103	125,274	120,235	636,689	587,190
Cost of sales	(136,039)	(131,330)	(142,714)	(132,077)	(75,939)	(75,967)	(351,452)	(335,171)
Gross profit	108,617	104,726	127,285	103,026	49,335	44,268	285,237	252,019
Administrative and selling expenses(2)	(51,511)	(49,317)	(79,270)	(66,278)	(36,311)	(31,912)	(167,092)	(147,506)
Corporate expenses							(2,651)	(2,416)
Operating income	57,107	55,409	48,015	36,748	13,024	12,356	115,494	102,097

(1)                  The total does not equal the sum of all the franchise territories due to intercountry eliminations.

(2)                  The majority of corporate expenses were distributed in the operations.

Net Sales

Our consolidated net sales in 2007 were Ch$636,689 million, representing a 8.4% improvement over the Ch$587,190 million recorded in 2006. Consolidated Sales Volume amounted to 441.3 million unit cases, reflecting a 6.3% growth. Soft drinks grew 5.4%, waters 8.5% and juices 26.8%. This reflects that in the three countries where we operate, the consumption of our main products (soft drinks) has increased, also consolidating growth opportunities through waters, juices and beer, which altogether grew 16.9%. Net sales of Coca-Cola soft drinks represented 87.8% of total Consolidated Net Sales, reflecting a decrease compared to the year 2006.

In Chile, total net sales amounted to Ch$244,656 million in 2007, which shows a 3.6% increase when comparing to 2006. The increase of total net sales in Chile was as a result of a 5.3% increase in sales volume amounting to 151.3 million unit cases, partially offset by a lower average income, due to a change of the product mix. In year 2007, our average volume market share in the soft drink market in Chile decreased from 67.8% during 2006 to 67.4% primarily due to price increases carried out during the year, however, we maintain our strong competitive position. Our average value market share was 70.6% during 2007 compared to 70.8% in 2006.

Soft drink net sales in Chile amounted to Ch$202,820 million during 2007, representing a 3.6% increase regarding the previous year, principally explained by a 4.1% increase of soft drink volumes.Net sales of fruit waters and juices in Chile was Ch$41,836 million in 2007, showing an increase of 4.0% from 2006. This growth was led by an increase of sales volume of these segments, especially the Juice category, with an 18.0% growth.

In Brazil, net sales in 2007 reached Ch$269,999 million, 14.8% higher than in 2006. Net sales of Coca-Cola soft drinks in Brazil were Ch$242,793 million, representing a 13.4% increase compared to 2006. This increase is principally explained by the increase in soft drinks volume of 6.1% from 2006, reaching 164.9 million unit cases in 2006 as a result of price adjustments carried out during 2006 in Brazil and exchange rates that benefited the conversion of figures. The increase of soft drink net sales per unit case was 6.9%. The 10.3% average appreciation of the Brazilian real had a positive impact upon the translation of figures, which was partially offset by the 6.7% appreciation of the Chilean peso end of period exchange rate.

On the other hand, the Company’s beer, waters and juices operations in Brazil generated net sales in 2007 of Ch$27,206 million, representing a 30.0% increase from 2006.

In Argentina, net sales in 2007 were Ch$125,274 million, representing an 4.2% increase from 2006. This increase is principally explained by higher sales volume of 5.9% and price adjustments during the period, partially offset by the effect upon translation of figures dueto the devaluation of the Argentine peso (1.4% average for the period). Sales volume of Coca-Cola soft drinks in 2006 grew 5.7% from 2006, amounting to 113.6 million unit cases of soft drinks sold, impulsed by the launch of Coca-Cola Zero in the Light segment (3.5% of the soft drinks portfolio) and the increase in salaries.

Net sales of PET packaging in Argentina were Ch$9,614  million in 2007, representing a decrease of 14.3% compared to 2006, explained by changes in the business model and a lower resin prices.

Cost of Sales

Cost of sales were Ch$351,452 million in 2007, representing 55.2% of net sales, compared to Ch$335,171 million, or 57.1% of net sales in 2006. The decrease in cost of sales as a percentage of net sales in 2007 was principally due to the decrease of PET resin costs and the positive effect of the revaluation of currencies, partially offset by the increase in sugar and labor costs.

For our Chilean operations, cost of sales represented 55.6% of Chilean net sales for both 2007 and 2006. For our Brazilian operations, cost of sales represented 52.9% of Brazilian net sales in 2007, compared to 56.2% in 2006. For the Argentine operations, cost of sales represented 60.6% of Argentine net sales in 2007, compared to 63.2% in 2006.

Gross Profit

Due to the aforementioned, gross profit in 2007 increased by 13.2%, reaching Ch$285,237 million, or 44.8% of net sales, compared to Ch$252,019 million, or 42.9% of net sales in 2006.

Administrative and Selling Expenses

Selling and administrative expenses amounted to Ch$167,092 million in 2007, this represented 26.2% of net sales for 2007 and a 13.3% growth with respect to the Ch$147,506 million in 2006, that represented 25.1% of net sales for that year. As a percentage of net sales, the Company’s Chilean operations recorded selling and administrative expenses of 21.1% in 2007 compared to 20.8% in 2006. Selling and administrative expenses in our Brazilian operations were 29.4% in 2007 compared with 28.2% in 2006 and the selling and administrative expenses in our Argentine operations were 29.0% in 2007 compared with 26.5% in 2006.

In Chile, selling and administrative expenses in 2007 increased by 4.4%, in Brazil 19.6%, and in Argentina 13.8% from 2006. These higher selling and administrative expenses are, in general terms, explained by increases in freight distribution expenses as a result of greater fuel prices and higher volumes. Higher selling and administrative expenses in Argentina were also due to increases in wages due to government decrees and strong pressures from labor unions. Higher selling and administrative expenses in Brazil were also impacted by the figure conversion effect, given the higher average appreciation of the real over the depreciation of the end of period Chilean peso.

Operating Income

As a consequence of the aforementioned, operating income increased 13.1% in 2007, amounting to Ch$115,494 million, or 18.1% of net sales, compared to Ch$102,097 million, or 17.4% of net sales in 2006.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2007	2006
	MCh$	MCh$
Financial income	22,935	13,460
Share of income from affiliated companies	668	554
Other non-operating income	12,130	6,117
Amortization of goodwill	(6,503)	(6,984)
Financial expenses	(15,161)	(16,510)
Other non-operating expenses	(6,535)	(7,930)
Price-level restatement and exchange gain (loss)	(14,513)	3,644

Non-operating income (expense), net	(6,979)	(7,649)

Non-operating income (expense), net, was a loss of Ch$6,979 million in 2007, compared to a loss of Ch$7,649 million in 2006, representing a decrease of 8.8% in 2007 compared to 2006.

Income Taxes

Income taxes in 2007 increased 84.6% to Ch$26,870 million compared to Ch$14,558 million in 2006. The increase is principally explained by:

•         higher profits in the three operations

•         increased charges to results due to deferred taxes in Brazil, resulting from financial earnings from the effect of revaluation of the real with respect to the U.S. dollar over liabilities in U.S. dollars.

•         Increased charges to results due to income taxes resulting from the extinction of tax loss carry forwards.

Net Income

As a result of the aforementioned, net income in 2007 was Ch$81,602 million, representing 12.8% of net sales and an increase of 2.2% compared to net income of Ch$79,857 million in 2006.

Results of Operations for the Years Ended December 31, 2006 and 2005

	Chile		Brazil		Argentina		Total(1)
	2006	2005	2006	2005	2006	2005	2006	2005
	(in millions of Ch$)
Net sales	236,056	227,742	235,103	178,201	120,235	110,683	587,190	511,301
Cost of sales	(131,330)	(127,457)	(132,077)	(106,466)	(75,967)	(73,178)	(335,171)	(301,776)
Gross profit	104,726	100,285	103,026	71,736	44,268	37,505	252,019	209,526
Administrative and selling expenses	(49,317)	(45,663)	(66,278)	(49,925)	(31,912)	(25,902)	(147,506)	(121,492)
Corporate expenses (2)							(2,416)	(2,604)
Operating income	55,409	54,621	36,748	21,810	12,356	11,603	102,097	85,430

(1)   The total does not equal the sum of all the franchise territories due to intercountry eliminations.

(2)   Corresponds to corporate expenses that are not distributable in the operations.

Net Sales

Our consolidated net sales in 2006 were Ch$587,190 million, representing a 14.8% improvement over the Ch$511,301 million recorded in 2005. Consolidated Sales Volume amounted to 415.1 million unit cases, reflecting a 6.6% growth. Soft drinks grew 6.0%, waters 10.3% and juices 16.1%. This reflects that in the three countries where we operate, the consumption of our main products (soft drinks) has increased, also consolidating growth opportunities through waters, juices and beer, which altogether grew 13.7%. Net sales of Coca-Cola soft drinks represented 88.1% of total Consolidated Net Sales, reflecting an increase compared to the year 2005.

In Chile, total net sales amounted to Ch$236,056 million in 2006, which shows a 3.7% increase when comparing to 2005. The increase of total net sales in Chile was as a result of a 6.1% increase in sales volume amounting to 143.7 million unit cases, partially offset by a lower average income, due to a change of the product mix. In year 2006, our average volume market share in the soft drink market in Chile decreased from 68.5% during 2005 to 67.8% primarily due to price increases carried out during the year, however, we maintain our strong competitive position. Our average value market share has remained basically the same from 71.0% in 2005 to 70.8% during 2006.

Soft drink net sales in Chile amounted to Ch$195,823 million during 2006, representing a 2.6% increase regarding the previous year, principally explained by a 4.7% increase of soft drink volumes.Net sales of fruit waters and juices in Chile was Ch$40,232 million in 2006, showing an increase of 9.2% from 2005. This significant growth was led by an increase of sales volume of these segments, especially the Water category, with a 14.8% growth.

In Brazil, net sales in 2006 reached Ch$235,103  million, 31.9% higher than in 2005. Net sales of Coca-Cola soft drinks in Brazil were Ch$214,178 million, representing a 31.3% increase compared to 2005. This increase is principally explained by the increase in soft drinks volume of 5.2% from 2005, reaching 155.4 million unit cases in 2006 as a result of price adjustments carried out during 2006 in Brazil and exchange rates that benefited the conversion of figures. The increase of soft drink net sales per unit case was 24.7%. The devaluation of the Chilean end of period exchange rate was 3.9%, which had a positive impact upon the translation of figures, additionally the 11.1% appreciation of the Brazilian real further compensated this effect.

On the other hand, the Company’s beer, waters and juices operations in Brazil generated net sales in 2006 of Ch$20,926 million, representing a 39.3% increase from 2005. Net sales per unit case of the aggregate of beer, waters and juices grew 17.7% explained by price adjustments as well as by the positive effect of conversion of figures, already explained.

In Argentina, net sales in 2006 were Ch$120,235 million, representing an 8.6% increase from 2005. This increase is principally explained by higher total sales volume of 8.8% during 2006 and constant prices, partially offset by the 4.9%

average devaluation of the Argentine. Sales volume of Coca-Cola soft drinks in 2006 grew 8.8% from 2005, amounting to 107.5 million unit cases of soft drinks sold. The Light segment has continued expanding, achieving a 21.5% growth and representing over 6% of the total portfolio of products.

Net sales of PET packaging in Argentina were Ch$11,220 million in 2006, representing a decrease of 39.4% compared to 2005, explained by changes in the business model and a lower resin prices.

Cost of Sales

Cost of sales were Ch$335,171 million in 2006, representing 57.1% of net sales, compared to Ch$301,776 million, or 59.0% of net sales in 2005. The decrease in cost of sales as a percentage of net sales in 2006 was principally due to the cost pressures that we observed during 2006 (that led to a 4.2% increase of the cost of sales per unit case in real terms), were lower than the price adjustments carried out in Chile, Brazil and Argentina. The increased cost of sales is mainly due to the increase in the cost of sugar in Brazil and the effect of translating figures, partially offset by the decrease of the price of resin.

For our Chilean operations, cost of sales represented 55.6% compared to 56.0% of Chilean net sales in 2005. For our Brazilian operations, cost of sales represented 56.2% of Brazilian net sales in 2006, compared to 59.7% in 2005. For the Argentine operations, cost of sales represented 63.2% of Argentine net sales in 2006, compared to 66.1% in 2005.

Gross Profit

Due to the aforementioned, gross profit in 2006 increased by 20.3%, reaching Ch$252,019 million, or 42.9% of net sales, compared to Ch$209,526 million, or 41.0% of net sales in 2005.

Administrative and Selling Expenses

Selling and administrative expenses amounted to Ch$147,506 million in 2006, this represented 25.1% of net sales for 2006 and a 21.4% growth with respect to the Ch$121,492 million in 2005, that represented 23.8% of net sales for that year. As a percentage of net sales, the Company’s Chilean operations recorded selling and administrative expenses of 20.9% in 2006 compared to 20.1% in 2005. Selling and administrative expenses in our Brazilian operations were 28.2% in 2006 compared with 28.0% in 2005 and the selling and administrative expenses in our Argentine operations were 26.5% in 2006 compared with 23.4% in 2005.

In Chile, selling and administrative expenses in 2006 increased by 8.0%, in Brazil 32.8%, and in Argentina 23.2% from 2005. These higher selling and administrative expenses are, in general terms, explained by increases in freight distribution expenses as a result of greater fuel prices and higher volumes. Higher selling and administrative expenses in Argentina were also due to increases in wages due to government decrees and strong pressures from labor unions. Higher selling and administrative expenses in Brazil were also impacted by the figure conversion effect, given the higher average appreciation of the real over the depreciation of the end of period Chilean peso.

Operating Income

As a consequence of the aforementioned, operating income increased 19.5% in 2006, amounting to Ch$102,097 million, or 17.4% of net sales, compared to Ch$85,430 million, or 16.7% of net sales in 2005.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2006	2005
	MCh$	MCh$
Financial income	13,460	31,276
Share of income from affiliated companies	554	844
Other non-operating income	6,117	8,019
Amortization of goodwill	(6,984)	(6,830)
Financial expenses	(16,510)	(23,151)
Other non-operating expenses	(7,930)	(8,485)
Price-level restatement and exchange gain (loss)	3,644	(16,292)
Non-operating income (expense), net	(7,649)	(14,619)

Non-operating income (expense), net, was a loss of Ch$7,649 million in 2006, compared to a loss of Ch$14,619 million in 2005, representing a decrease of 47.7% in 2006 compared to 2005. The principal differences between 2006 and 2005 were the following: A lower financial income explained the lower earnings obtained in cross currency swap agreements and the one-time profit recorded during 2005 due to the sale of bonds; this lower financial income was over compensated by earning due to exchange rate differences.

Income Taxes

Income taxes in 2006 increased 55.3% to Ch$14,558 million compared to Ch$9,374 million in 2005. The increase is principally explained by:

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

Net Income

As a result of the aforementioned, net income in 2006 was Ch$79,857 million, representing 13.6% of net sales and an increase of 30.0% compared to net income of Ch$61,450 million in 2005.

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

The following table sets forth, for the periods indicated, variations among the consumer price index, UF and U.S. dollar:

	Year ended December 31,
	2007	2006	2005
Consumer price index variation	7.4%	2.1%	3.6%
UF variation	7.0%	2.0%	3.8%
U.S. dollar variation	-6.7%	3.9%	-8.1%

The effects of price-level restatement are summarized below:

	Year ended December 31,
	2007	2006	2005
	MCh$	MCh$	MCh$
Shareholders’ equity	(15,818)	(4,780)	(8,834)
Liabilities	(9,850)	(3,386)	(6,420)
Property, plant and equipment	6,122	1,600	2,959
Other assets	17,114	6,776	13,438
Balance sheet adjustments	(2,432)	210	1,143
Income statement adjustments	(2,110)	(550)	(1,768)
Foreign exchange (loss) gain	(9,971)	3,984	(15,667)
Price-level restatement and exchange (loss) gain	(14,513)	3,644	(16,292)

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

In Chile we had losses of Ch$9,971 million in 2007 due to the revaluation of the Chilean peso, compared to a positive impact of foreign currency fluctuations in 2006 in the amount of approximately Ch$3,984 million, due to our net asset position in U.S. dollars amounting to a total of approximately US$138 million. In Argentina and Brazil we recognized profits amounting in the aggregate to Ch$2,798 million in 2007 and Ch$434 million in 2006. These resulted from the application of the Argentine and Brazilian exchange rates in the currency conversion undertaken in our financial statements as of December 31, 2007 and 2006, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are reflected on our consolidated statements of income in other non-operating income.

We use hedge agreements, including cross-currency swaps and forwards, to protect against foreign currency risk. In 2005, 2006 and 2007, these agreements partially offset the effects of the variation of the Chilean peso exchange rate, whose results are recorded in financial income or expense in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

There are no restrictions to transfer funds among our operating subsidiaries. In the past, we have transferred funds from Argentina to Chile through capital reductions and during 2006 and 2007 we received dividends from our Brazilian subsidiary, and we also expect to receive them in 2008.

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

Investing Activities

Additions to property, plants and equipment during 2007 totaled Ch$56,024 million. Capital expenditures during 2007 were funded with cash flows from operations.

At December 31, 2007, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. Our management anticipates that additions to property, plant and equipment in 2008 will be in the range of US$114 million and plans to fund such additions through cash flows from operations.

We believe that cash flow generated by operations, cash balances, available lines of credit, including from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

Financing Activities

As of December 31, 2007, we had Ch$139,149 million invested in time deposits and other short-term and long-term investments.  As of that date, we had available short-term credit lines in an amount equivalent to approximately Ch$102,327 million (US$205.9 million). The aggregate unused portion of such lines of credit at that date was equivalent to Ch$98,618 million (US$198.5 million).

Our unused sources of liquidity include 15 lines of credit. In Chile, we had the equivalent of Ch$6,611 million in credit available from three separate lines. In Brazil, we had the equivalent of Ch$78,359 million in credit available with eight lines. In Argentina, we had the equivalent of Ch$17,357 million in credit available with four lines.

In 2007, our available cash was principally used for investments in fixed assets of Ch$56,024 million and dividend payments of Ch$78,348 million. In 2006, the principal uses of cash were investments in fixed assets of Ch$39,743 million and dividend payments of Ch$79,136 million.

Liabilities

For the period ending December 31, 2007, our total liabilities, excluding minority interest, were Ch$257,992 million, representing a 1.1% increase compared to December 31, 2006. The increase in total liabilities resulted principally from a reduction in short and long-term bond debt, partially offset by higher income tax provision, deferred taxes and accounts payable. As of December 31, 2007, our long term liabilities included (i) long-term bank debt of Ch$741 million, (ii) long-term bond debt of Ch$73,598 million, (iii) long-term notes outstanding of Ch$80 million, and (iv) long term notes and accounts payable to related companies of Ch$3,341 million (v) long term deferred taxes of Ch$12,376 million, and (vi) other long-term accrued liabilities and provisions of Ch$29,193 million, for a total of Ch$119,327 million of long-term liabilities compared to total long-term liabilities of Ch$119,673 million as of December 31, 2006.

Our short term liabilities, as of December 31, 2007 included (i) short-term bank debt of Ch$3,951 million, (ii) current portion of long-term bank liabilities of Ch$122 million, (iii) current portion of long-term bond debt of Ch$6,914 million, (iv) trade accounts payable of Ch$54,585 million, (v) notes payable to related companies of Ch$19,157 million, and (vi) other short-term liabilities, principally provisions, withholdings and income tax payable, for Ch$53,936 million, for a total of Ch$138,665 million of short-term liabilities compared to total short-term liabilities of Ch$135,612  million as of December 31, 2006.

As of December 31, 2007, our bond liabilities had a weighted average interest rate of 6.48% while our bank liabilities had a weighted average interest rate of 6.06%.

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2007:

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

On July 10, 2001, through our subsidiary The Sterling Pacific Corp, S.A., (now Abisa Corp.), we made an offer to repurchase for cash at par value the notes outstanding and the following notes were tendered:

•         US$118 million of the 7.00% Unsecured Notes due 2007;

•         US$96 million of the 7.625% Unsecured Notes due 2027; and

•         US$100 million of the 7.875% Notes due 2097.

On Novemeber 28, 2007, through our subsidiary Abisa Corp we purchased US$ 2 million of the 7.625% Unsecured Notes due 2027.

On June 13, 2001, Andina completed a local bond placement in the Chilean capital markets of two series of bonds as follows:

•         UF 3.3 million series of bonds due 2008 with annual interest rate over inflation of 6.20% of which, UF 0.33 million was outstanding at December 31, 2007; and

•         UF 3.7 million series of bonds due 2026, with annual interest rate over inflation of 6.50%, being outstanding at December 31, 2007.

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

D.       Trend Information

Our results will likely continue to be influenced by changes in the level of consumer demand in the countries in which we operate, particularly Argentina and Brazil, resulting from economic measures that the governments of those countries have implemented, or may implement in the future.

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

F.        Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2007:

		Payments Due by Period
		Years
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions of constant Ch$ as of December 31, 2007)
	MCh$	MCh$	MCh$	MCh$	MCh$
Long-term debt(1)	1,060	208	565	287	—
Short-term debt	4,000	4,000	—	—	—
Bonds payable(2)	130,098	11,876	15,753	16,837	85,632
Operating lease obligations	1,465	1,465	—	—	—
Purchase obligations	29,285	19,105	9,848	332	—
Other short and long term obligations	13,194	3,871	6,870	2,453	—

Total contractual obligations	179,102	40,525	33,036	19,909	85,632

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

		Maturity
		Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in millions of constant Ch$ as of December 31, 2007)
	MCh$	MCh$	MCh$	MCh$
Provisions	8,838	3,175		5,663
Deferred taxes	12,376	12,376
Other long-term liabilities	15,605	7,865	222	7,518
Total long-term liabilities not included in contractual obligations	36,819	23,416	222	13,181

U.S. GAAP Reconciliation

The principal differences between Chilean GAAP and U.S. GAAP as they relate to us are (i) inflation accounting under Chilean GAAP, which has not been reversed in the reconciliation to U.S. GAAP, (ii) the revaluation and depreciation of certain property, plant and equipment on the basis of a technical appraisal, (iii) different goodwill amounts and differences in amortization for goodwill, (iv) the treatment of mandatory minimum dividends, (v) difference in accounting for investments in related companies and joint ventures, (vi) the accounting for deferred income taxes, (vii) the treatment of investment securities, (viii) the accounting for the translation adjustment of foreign investments and translation of financial statements of non-Chilean operations; (ix) the accounting for derivative instruments, and (x) the reversal of impairment loss on fixed assets. Note 30 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Net income after reconciliation to U.S. GAAP was Ch$20,993 million higher in 2005, Ch$2,683 million higher in 2006, and Ch$3,970 million higher in 2007, in each case than net income as reported under Chilean GAAP for each respective year. See Note 30(o) of the notes to the Consolidated Financial Statements. Under Chilean GAAP, shareholders’ equity at December 31, 2006, was Ch$295,064 million, compared to Ch$308,485 million under U.S. GAAP, representing a difference of 4.5%. Under Chilean GAAP, shareholders’ equity as of December 31, 2007 was Ch$281,149 million, compared to Ch$298,020 million under U.S. GAAP, representing a difference of 6.0%.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management and Board of Directors

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors.  The Company’s operations in Chile, Brazil and Argentina report to the Corporate Office.

Principal Officers

The following table includes information regarding our senior executives:

Jaime García R.	Chief Executive Officer

Joined the Company in 1977, as head of the research-studies department. In 1978, he was appointed general manager of Embotelladora Talca (today part of Embonor S.A.). In 1979, he was appointed general manager of Embotelladora Concepción (today part of Embonor S.A.). In 1983, he became financial manager of Andina, a position he held until 1987, when he was appointed general manager of ISASA (a subsidiary of Andina). In 1990, he was appointed general manager of Andina, a position he held until 1993, when he became our chief executive officer. Date of birth: November 24, 1953

Michael Cooper A.	Chief Operating Officer

Joined the Company in May 2000, as chief operating officer. In 1989, he was appointed chief executive officer of Inchcape Coca-Cola bottling operations, with businesses in Chile, Peru and Russia. In 1999, Embonor S.A. bought Inchcape Chilean and Peruvian bottling operations and he became chief executive officer of the consolidated entity. Date of birth: May 15, 1948

Osvaldo Garay A.	Chief Financial Officer

Joined the Company in 1997, as controller of Andina. He was appointed as our chief financial officer on October 31, 2002. Prior to joining Andina, he held a similar position with Grupo Claro. Date of birth: April 20, 1948

Pedro Pellegrini R.	Chief Legal & Communications Officer

Joined the Company in June 1995, as chief legal & communications. From 1986 to 1992, he worked at Carey & Cia., the largest law firm in Chile. From 1992 to 1995, he served as a vice president of Citibank, N.A., and Citicorp-Chile and was in charge of legal corporate matters. Date of birth: January 13, 1965

Raúl Ramírez V.	Chief Technical Officer

Joined the Company in 1969 as deputy manager of operations from August 1969 until August 1995. In 1995, he was promoted to corporate manager of engineering, a position he held until December 1996. In January 1997, he was transferred to our operations in Argentina as technical manager until July 2000. Since 2000 until the present date he holds the position of chief technical officer. Date of birth: July 24, 1944

Gonzalo Vergara D.	Chief CSR and Procurement Officer

Joined the Company in 1995. He was previously Credit and Collections Manager of Almacenes Paris S.A. Within Andina he has served in several positions, as Chief Juices and Waters Corporate Officer and General Manager of the PET packaging facilities. Date of birth: June 17, 1948

German Garib N.	Chief Information Officer	Joined the Company in 1998, as chief information officer. Prior to Andina, he was the marketing manager of IBM Chile. Date of birth: August 28, 1961

Renato Ramírez F.	General Manager of Chilean Soft Drink Operation

Joined the Company in 1979, as general manager of Chilean soft drink operations. He began working as head of the budget and costs department and, in 1980, was appointed planning assistant manager. From January 1988 to August 1990, he was the commercial manager of Embotelladora Williamson Balfour. From September 1990 to October 1992, he served as marketing manager for Compañía de Telefonos de Chile. In August 1993, he returned to Andina as commercial manager, a position he held until 1997. In March of 1998 he became general manager of the Chilean Soft Drink Operation. Date of birth: July 27, 1952

Ricardo Gehrke	General Manager of Rio de Janeiro Refrescos Ltda.

Joined the company in January 2008. He began his professional career in 1981 at Esso Brasileira de Petróleo working in several areas, such as Finance, Planning, Sales, Supply, Transportation and Distribution. In 1995 he was appointed as Senior Counsel of European Affiliates of Exxon Company International. In 1996 he returned to Esso Brasileira de Petróleo and held several positions: Senior Counsel, Better Practices of Retail Operations, Director of Retail Sales and also as President and Director of Fuels until 2004. From 2004 until 2007 he worked at the Gerdau Group as Chief Executive Officer of Aços Longos Brasil and Member of the Executive Committee. Date of Birth: July 6, 1957

Alejandro A. Feuereisen	General Manager of Embotelladora del Atlántico S.A.

Joined the company in 1993. In August of 1998 he was appointed General Manager of EDASA. From September 1995 to July 1998, he served as the commercial manager of Embotelladora del Atlántico S.A. From 1993 to 1995, he was a sales manager at Andina and, from 1981 to 1992, an officer at Citibank, Santiago de Chile. During the last three years of his tenure at Citibank, he was vice president of the International Financial Institutions Group. From 1977 to 1980, he served as financial analyst at Leasing Andino S.A., a subsidiary of Banco de Chile. Date of birth: May 19, 1953

Cesar Vargas P.	General Manager of Vital S.A. and Vital Aguas S.A.

Joined the Company in 1978. Mr. Vargas began working as project engineer and head of electric maintenance. In 1985, he was appointed head of the juice division plant of Industrial Sud Andina S.A. in Santiago, a former subsidiary of Andina, where he was subsequently promoted to deputy production manager of the juice and mineral water division. In 1992, Vital S.A. was created and he was appointed operations manager, a position that he held until 1998, when he was appointed general manager. Date of birth: May 26, 1957

Compensation Principal Officers

The Company does not have any incentive plans other than salaries. The compensation system is a mixed one, composed by a base salary and participation, which are in accordance with each market and the competitive conditions of each one. For General Managers it also considers use of cash flow versus the budget and market share versus the established goals. Amounts are different depending on each officer, position and/or responsibility, but it is applicable to all of the Company. For the year ended December 31, 2007, compensation paid out to the principal officers of Embotelladora Andina S.A. amounted to Ch$3,751 million (Ch$3,268 million in 2006).   Of the Ch$3,751 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 53% and for the period ended December 31, 2006 of the Ch$3,268 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 56%. There were no severance

payments to former managers or former principal officers for the period ended December 31, 2007.   We do not make available pulic information as to the compensation of of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Board of Directors

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

As of December 31, 2007, our board of directors consisted of the following directors and alternate directors:

Name	Title	Information
Juan Claro	Chairman of the Board of Directors

Has been a member of the board of directors since April 2004. Principal occupation: Entrepreneur Other directorships: Pesquera Friosur, Lafarge Chile S.A., Antofagasta Minerals S.A., Antofagasta PLC, Empresas CMPC S.A., Red Televisa Chilevisión S.A., Entel Chile S.A. Date of birth: November 7, 1950

Salvador Said (1)	Vice Chairman of the Board of Directors

Has been a member of the board of directors since April 1992. Principal occupation: Executive director of Said Holding Group Other directorships: Edelpa S.A., Parque Arauco S.A., The Endeavour Initiative Inc., Isapre Cruz Blanca S.A., BBVA Chile, Leasing, Mutual Funds and Financial Consulting Subsidiaries, Generación Empresarial y Telmex Chile. Date of birth: September 16, 1964

José Antonio Garcés, Jr.	Director

Has been a member of the board of directors since May 1991. Principal occupation: General manager of Inversiones San Andrés Ltda. Other directorships: Banvida S.A.; Inmobiliaria FFV S.A., Fundación Paternitas, Viña Montes, Viña Garcés Silva Ltda., and Carnes Ñuble Ltda. Date of birth: March 1, 1966

Arturo Majlis	Director

Has been a member of the board of directors since April 1997. Principal occupation: Principal partner of the law offices of Grasty, Quintana, Majlis Compañía Other directorships: Asesorías e Inversiones Til Til S.A.; Banchile Seguros de Vida. Date of birth: April 7, 1962

James Robert Quincey	Director	Has been a member of the board of directors since April 2006. Principal occupation: President of Coca-Cola de Mexico Other directorships: Coca-Cola Embonor S.A. Date of birth: January 8, 1965

Gonzalo Said (1)	Director	Has been a member of the board of directors since May 1993. Principal occupation: General manager and director of Inversiones Newport Ltda.

Name	Title	Information
Other directorships: BBVA Administradora General de Fondos S.A., Inmobiliaria Don Aurelio Ltda., y Telemercados Europa S.A. Date of birth: October 16, 1964

Heriberto Urzúa (2)	Director

Has been a member of the board of directors since April 2006. Principal occupation: Company directorships Other directorships: Agrícola Ariztía S.A., Inversiones Alsacia S.A., Hortifrut S.A. Promoplan y Otros S.A., RELSA S.A., Forus S.A., Telmex S.A., y La Polar S.A. Date of birth: November 28, 1962

Ernesto Bertelsen	Alternate Director to Juan Claro	Has been a member of the board of directors since April 2006. Principal occupation: Company directorships Other directorships: Banco BBVA and Factorline S.A. Date of birth: March 18, 1945

José Domingo Eluchans	Alternate Director to Salvador Said.

Has been a member of the board of directors since April 2005. Principal occupation: Partner at José Domingo Eluchans Asesorías Limitada Other directorships: Banco BBVA, Envases del Pacífico S.A. Date of birth: August 6, 1953

Patricio Parodi	Alternate Director to José Antonio Garcés, Jr.

Has been a member of the board of directors since April 2005. Principal occupation: General manager Consorcio Financiero S.A. and subsidiaries Other directorships: Banmédica S.A.; Isapre Vida Tres S.A.; Isapre Banmédica S.A., Help S.A.; Clínica Dávila S.A.; Sociedad Punta del Cobre S.A.; Pacífico V Región S.A.; Maderas Condor S.A., Salfacorp S.A., Invernova S.A. and Moletto Hermanos Date of birth: April 28, 1963

José Miguel Barros	Alternate Director to Arturo Majlis

Has been a member of the board of directors since April 2005. Principal occupation: Director and Partner of Larrain Vial S.A. Other directorships: Bata Chile S.A., Cerámica Santiago S.A., Viña Santa Carolina S.A. and Multiexport Foods S.A. Date of birth: March 1, 1964

Jorge Hurtado	Alternate Director to James Quincey

Has been a member of the board of directors since January 1998. Principal occupation: Directing Partner of Agrícola y Comercial Yerbas Buenas S.A. Other directorships: CMPC Tissue S.A.; Vendomática S.A.; Adviser Drilling S.A., Proemsa S.A., Trabajando.com Chile S.A., and Sociedad Anónima de Deportes Club de Golf Santiago Date of birth: March 25, 1946

José María Eyzaguirre	Alternate Director to Gonzalo Said	Has been a member of the board of directors since April 2006. Principal occupation: Lawyer, Partner at Estudio Claro y Cia. Other directorships: N/A Date of birth: May 22, 1962

Pedro Vicente (2)	Alternate Director to Heriberto Urzúa	Has been a member of the board of directors since April 2004. Principal occupation: Director of Capital Consulting Services S.A. Date of birth: August 11, 1951

(1)      Salvador Said S. is the cousin of Gonzalo Said H.

(2)      Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,045.

Directors and alternate directors are paid an annual fee for attendance to meetings of the board of directors and committees. The total compensation paid to each director or alternate director during 2007, which was approved by our shareholders, was as follows:

Compensation (millions of Ch$ )(1)
Juan Claro G.	98
Salvador Said S.	90
José Antonio Garcés S. (junior)	97
Arturo Majlis A.	90
James Quincey B.	45
Gonzalo Said H.	90
Heriberto Urzúa S.	52
Ernesto Bertelsen R.	18
José D. Eluchans U.	18
Patricio Parodi G.	18
José M. Barros V.	18
Jorge Hurtado G.	18
José Eyzaguirre B.	18
Pedro A. Vicente M.	18

(1)      The amounts paid to each director and director’s alternate for attendance at board meetings varies in accordance with the position held and the time period during which such position was held.

For the year that ended on December 31, 2007, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$4,438 million of which Ch$3,751 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

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

Executive Committee

The Company’s Board of Directors is counseled by an Executive Committee that proposes Company policies and is comprised by the following Directors: Mr. Salvador Said Somavía, Mr. José Antonio Garcés Silva (junior), Mr. Arturo Majlis Albala, and Mr. Gonzalo Said Handal, who were elected during the Regular Board Session N° 1002 held April 24, 2007. It is also comprised by the Chairman of the Board, Mr. Juan Claro González and by the Chief Executive Officer, Mr. Jaime García Rioseco, who participate by own right. This committee meets permanently throughout the year and normally holds one or two weekly sessions.

Directors’ Committee

In accordance with the requirements of the article 50 bis of Chilean Company Law N° 18,046 in addition to Law N° 19,705, whose purpose has been to self regulate and strengthen Companies incorporating more supervision over management’s activities, during the year 2001 a Directors’ Committee was created.

In accordance with Shareholders’ Meeting held April 17, 2007 and during Board Session N° 1002 held April 24, 2007 the following Directors were ratified as members of this Committee: Mr. Juan Claro González (Committee Chairman), Mr. José Antonio Garcés Silva (junior) and Mr. Heriberto Urzúa Sánchez.  Should any of the members be unable to attend a Committee session, their respective alternates will be:  Mr. Ernesto Bertelsen Repetto, Mr.Patricio Parodi Gil and Mr.Pedro Arturo Vicente Molina, respectively.

The duties developed by this Committee during 2007, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N° 18,046 were the following:

a.     To examine the reports of external auditors and account inspectors, accordingly, of the balance sheets and other financial statements, presented by the administrators or liquidators of the Company to the shareholders, and to take a position on such reports before they are presented to shareholders for their approval.

b.     In 2007 these matters were addressed during Sessions: N° 45, on January 30; N°46 on March 26; N°47 on April 23; N° 48 on May 28; N°50, on July 20; N°51 on August 27; N° 52 on September 24; N° 53 on October 22; and N° 54 on November 22.

c.     To propose the External Auditors and Private Rating Agencies to the Board of Directors that will then be submitted to the Shareholders’ Meeting.  In the event of disagreements with the Committee, the Board of Directors may make its own proposals and both will be submitted to the Shareholders’ Meeting.

d.     This matter was addressed during Session N° 46 on March 26, 2007.

e.     Examine information regarding the operations referred to by Articles 44 and 89 and report on these operations.

f.      In 2007 these matters were addressed during Sessions: N°45 on January 30; N°46 on March 26; and N°50 on July 20.

g.     Examine salary and compensation plans for Managers and Principal Officers.

h.     This matter was addressed during Session N°54 on November 22, 2007.

i.      All other matters required by company bylaws or that may be required by the Shareholders’ Meeting or by the Board of Directors.  The following matters were addressed during 2007:

•                  Review Anonymous Reports: Sessions: N° 45 on January 30; N°46 on March 26;  N° 47 on April 23; N° 49 on June 22; N° 51  on August 27; N° 52 on September 24; N° 53 on October 22; N° 54 on November 22; and N° 55 on December 13.

•                  Review and approve 2006 Annual Report: Session N° 46 on March 26.

•                  Review and approve 2006 20F: Session N° 49 on June 22.

•                  Review Contingencies:  Session N° 54 on November 22.

•                  Status of External Auditors Recommendations:  Sessions: N° 46 on March 26; N° 47 on April 23; and N° 48 on May 28.

•                  Operating Budget 2007 Committee:  Session N° 45 on January 30.

•                  Review 2007 Internal Audit Plan:  Session N° 46 on March 26.

•                  Implementation Status of SAP in Brazil:  Session N° 51 on August 27.

•                  Operations Related to Concentrate Price Increase of The Coca-Cola Company: Session N° 54 on November 22.

•                  Internal Control Model and Official Communication 422 of the SVS*: Session N° 55 on December 13.

We do not have a committee dedictated exclusivel to compensation matters, since review of salary and compensation plans is already performed by the Directors’ Committee.

Sarbanes-Oxley Audit Committee

On July 26, 2005, the Board of Directors agreed that in order to comply with the requirements of the NYSE and the SEC, it was necessary to establish an Audit Committee before July 31, 2005, so as to comply with the requirements of the Sarbanes-Oxley Act. During Board Session N° 1002 held April 24, 2007, Mr. Juan Claro González (Committee Chairman), Mr. José Antonio Garcés Silva (junior) and Mr. Heriberto Urzúa Sánchez were ratified as members of the Audit Committee. Our Board of Directors determined that Mr. Juan Claro González and Mr. Heriberto Urzúa Sánchez comply with the independence standards set forth in the Sarbanes-Oxley Act, SEC and NYSE regulations.   Mr. Heriberto Urzúa Sánchez has

been appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

The resolutions, agreements and organization of the Audit Committee are governed by the rules relating to Board Meetings and to the Company’s Directors’ Committee. Since its creation, the sessions of the Audit Committee have been held with the Directors’ Committee, since some of the functions are very similar and the members of both of these Committees are the same.

The Audit Committee Charter defines the duties and responsibilities of this Committee.  The Audit Committee is responsible for analyzing financial statements; supporting the financial supervision and rendering of accounts; ensuring management’s development of reliable internal controls; ensuring compliance by the audit department and external auditors with their respective roles; and reviewing of auditing practices.

Employees

On December 31, 2007, we had approximately 4,911 employees, including 1,243 in Chile, 2,116 in Brazil, and 1,652 in Argentina. Of these employees, 273 were temporary employees in Chile and 305 in Argentina. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2007, 634, 290, and 1,050 of our employees in Chile, Brazil and Argentina, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2007, 2006 and 2005:

	2007
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	35	0	35	77	0	77	69	0	69
Technicians and professionals	459	238	221	1,136	93	1,043	317	0	317
Workers	476	396	80	803	197	606	961	765	196
Temporary workers	273	0	273	0	0	0	305	285	20
Total	1,243	634	609	2,016	290	1,726	1,652	1,050	602

	2006
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	26	0	26	70	2	68	67	0	67
Technicians and professionals	429	199	230	980	121	859	325	0	325
Workers	462	392	70	1,110	132	978	918	750	168
Temporary workers	140	6	134	0	0	0	288	261	27
Total	1,057	597	460	2,160	255	1,905	1,598	1,011	587

	2005
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	23	0	23	74	2	72	40	0	40
Technicians and professionals	407	154	253	1,008	89	919	241	0	241
Workers	469	370	99	1,018	128	890	894	734	160
Temporary workers	153	0	153	0	0	0	279	216	63
Total	1,052	524	528	2,100	219	1,881	1,454	950	504

Management believes that it has good relations with its employees.

In Chile we make provision for severance indemnities in accordance with our Collective Bargaining Agreements and labor legislations, in the amount of one month’s salary for every year of employment subject to certain restrictions. In addition, we complement our employees’ contribution to our health insurance system, thus decreasing health costs for the employees’ families. Employees are required to contribute funds for financing pension funds, which are mainly managed by private entities. In Chile, approximately 65% of employees are members of labor unions.

On June 1, 2007, Andina anticipatedly signed a new Collective Bargaining Agreement with Union N°2 that mainly represents personell from the areas of managements, logostics, and operations specialists, for a period of 4 years (beginning June 1, 2007 until May 31, 2011).  Additionally on June 26, 2007 Andina signed a new Collective Bargaining Agreement with Union N°1 that mainly represents employees from the Bottling area, for a period of 2 years (beginning June 1, 2007 until May 31, 2009) Said agreement was signed after a 20-day legal strike that affected 223 workers out of a total of 886 who work for the company.

In Brazil, 14% of employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis. Individual companies can therefore negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Refrescos, there are seven collective bargaining agreements currently in force: (1) five agreements for employees in the State of Rio de Janeiro; (a) the Soft Drink Industry Employees’ Union agreement from October 1, 2007 to September 30, 2008; (b) the Salesmen Union agreement from October 1, 2007 to September 30, 2008; (c) the “Stack Machine” Operator Union agreement from May 1, 2007 to April 30, 2008; (d) the Chemical Product Industry Employees’ of Nova Iguaçu Union agreement form February 1, 2007 to August 31, 2008; (e) the Driver and Helper of the Lagos Region Union agreement from May 1, 2007 through April 30, 2008; and (2) two agreements for employees in the State of Espirito Santo: (a) the Nourishment Union agreement from July 1, 2007 to June 30, 2008; (b) the Salesmen Union agreement from December 1, 2007 to November 30, 2008. Such agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Refrescos experienced its most recent work stoppages in January and October 1990, for eight days in each instance.

In Argentina, Edasa’s employees are parties to collective bargaining agreements and 64% of them (including the Packaging Division (ex Cipet) are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to collective bargaining agreements that expired in April 1997, but continue to be in effect until renegotiated. On March 31, 2006 the Chamber and the Federation entered into a one-year term collective agreement, increasing the minimum wage. This agreement was extended until June 30, 2006 and re-negotiated during August of 2006 that was in force until and including the month of March 2007. On June 21, 2007 the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non-salary benefits and company contributions, that is in full force and effect until April 30, 2008.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts.  On December 15, 2004, the Argentine government approved law 25,972 that forces employers to increase the quantity of regular severance payments for dismissals as long as the unemployment rate of Argentina is higher than 10%. Consequently, between January 1, 2005 and November 30, 2005, the quantity of regular severance payments for dismissals increased by 80%. As of December 1, 2005, this increase of regular severance payments for dismissals was reduced and fixed at 50%. However, the employer was exempt from crediting the increase of regular severance payments for dismissals if the date of hiring of the dismissed employee was later than January 2003 and that his/her hiring had implied an increase in the total number of employees that the employer had as of December 31, 2002.  In September of 2007 the Argentine government fulfilled its goal to reduce the unemployment rate in

Argentina to less than 10% and therefore the increase of severance indemnities became extinct and the applicable regime is the same one that existed prior to year 2001.

As of December 31, 2007, Edasa had no pension fund liabilities. Employees contribute, on the basis of automatic withholding, to either the privately administered retirement funds or to the government social security system. Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees.

Share Ownership of Directors, Members of the Directors’ Committee and Senior Executives

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2007.

	Series A					Series B
Shareholder	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class
José Antonio Garcés Silva (junior)	—	—	—	—	—	—	—	—	—	—	5,033,002	1.3240
Arturo Majlis Albala	—	—	—	—	2,150	0.0006	—	—	5,220	0.0014	—	—
Salvador Said Somavía	—	—	—	—	1,022	0.0003	—	—	—	—	2,932,259	0.7714
Gonzalo Said Handal	50,001,651	13.1536	—	—	—	—	11,761,462	3.0940	—	—	4,241,565	1.1158

ITEM 7.                              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2007, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Freire(1)(2)	200,006,603	52.61	161,070,784	42.37
The Bank of New York Mellon(3)	13,819,158	3.64	42,330,042	11.14
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04
AFPs as a group (Chilean pension funds)	69,141,147	19.19	24,367,654	6.41
Principal foreign mutual funds as a group	5,360,475	1.41	6,624,912	1.74
Executive officers as a group	165,474	0.04	180,474	0.05
Directors as a group(4)	50,004,823	13.15	23,973,508	6.31

(1)      The ownership percentages listed above reflect the voting and economic interests of Andina’s shareholders.

(2)      Freire does not hold either directly or indirectly any Series B shares. The amounts set forth correspond to Series B shares held by other companies, members of the controlling shareholder group, including: Inversiones Newport Ltda., Inversiones HB S.A, Inversiones Mar Adentro Ltda., Inversiones Caburga S.A., Inversiones Nueva Sofía Ltda., and Inversiones Ledimor Chile Ltda.

(3)      Acting as depositary for the ADRs.

(4)      Represents shares to which Gonzalo Said Handal, José Antonio Garcés Silva (junior), Salvador Said Somavía and Arturo Majlis Albala would claim direct and indirect.

Inversiones Freire S.A. holds a controlling interest in Andina. Freire is beneficially owned in equal interests by Alberto Hurtado F., José Said S., José Antonio Garcés S. (Senior), and Gonzalo Said H., the latter also a Director of Andina. Pursuant to an agreement among partners, dated May 29, 1992, which shall remain in effect for so long as Freire is in existence, each partner in Freire shall not, dispose of his pro rata portion of his shares of stock, unless in accordance with the previously mentioned Agreement.

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

The total number of registered ADR holders Andina had at December 2007 was 18 (9 in the Series A ADRs and 9 in the Series B ADRs). At December 31, 2007, the ADRs represented 7.4% of the total number of our issued and outstanding shares. The Bank of New York Mellon, as depositary, is the only U.S. shareholder of record.

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

Bottler Agreements

In the course of our business, we have entered into agreements with The Coca-Cola Company. Bottler Agreements (as defined hereunder) are international standard contracts The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. See “We rely heavily on our relationship with The Coca-Cola Company which has substantial influence over our business and operations.”

We are a party to the following bottler agreements:  (i) with respect to the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company (the “Chilean Bottler Agreement”), celebrated on January 1, 2008 for a 5-year term until December 31, 2012; (ii) with respect to the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil with The Coca-Cola Company as an intervening party (collectively, the “Brazilian Bottler Agreement”), which was executed in advance of its effecteive date and will expire on October 4, 2013; (iii) with respect to the Argentine territory, bottler agreements, between Edasa and The Coca-Cola Company (the “Argentine Bottler Agreements”), which will expire in February of 2012; (iv) with respect to the Chilean territory, a Juice Bottling Agreement was entered into on December 22, 2005 between Vital S.A. and The Coca-Cola Company for the production, processing, and bottling of products under the brands Andina Frut, Andina Hi-C and Kapo, which will expire on December 31, 2015; (v) with respect to the Chilean territory, a Water Manufacturing and Packaging Agreement was subscribed on December 22, 2005 between The Coca-Cola Company and Vital Aguas S.A. for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue and Dasani (purified water version) and (vi) with respect to the Argentine territory a Juice and Water Bottler Agreement was subscribed on February 10, 2007 that will be in effect for two years.

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

We are the sole producer of Coca-Cola soft drinks and other Coca-Cola beverages in our franchise territories. Although this right is not exclusive, The Coca-Cola Company has never authorized any other entity to produce or distribute Coca-Cola soft drinks or other Coca-Cola beverages in such territories, although we cannot assure you that in the future it will not do so. In the case of post-mix soft drinks, the Bottler Agreements explicitly establish such non-exclusive rights.

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

The PET Contracts expired in July 2007 and are currently being negotiated may be automatically renewable for two additional years at the option of Envases CMF. The Coca-Cola Company may terminate the PET Contracts prior to that date if (i) Envases CMF is unable to produce bottles meeting contract specifications, (ii) Envases CMF breaches contract obligations, or (iii) PET bottle production has an adverse impact on The Coca-Cola Company’s trademarks, trade dress or reputation, or exposes The Coca-Cola Company to a material risk of liability. There can be no assurance that the PET Contracts will be renewed following the two-year renewal option.

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

EDASA produces returnable PET bottles in accordance with an agreement with C-C Argentina, which we refer to as the Argentine PET Agreement, which sublicensed to Edasa the C-C Argentina license to manufacture the PET bottles using non-proprietary technology provided by Continental PET Technologies Inc., today known as Graham Packaging Company Inc. The Argentine PET Agreement subscribed in December 1996 had a 10-year duration and is currently being negotiated. There can be no assurance that the Argentine PET Agreement will be renewed.

Transactions with related companies

Other transactions with related companies are outlined in the following table:

			December 31, 2007 Effect on Income		December 31, 2006 Effect on Income		December 31, 2005 Effect on Income
Company	Relation	Transaction	Amount	(charge) credit	Amount	(charge) credit	Amount	(charge) credit
			MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Envases Central S.A.	Equity investee	Sales of raw materials and supplies	1,677	40	1,581	358	1,100	70
—	—	Finished product purchases	16,867	0	16,474	0	15,123	0
Coca-Cola de Chile S.A.	Shareholder	Concentrate purchases	49,328	0	43,631	0	44,781	0
—	—	Payment of advertising participation	4,131	(4,131)	1,952	(1,952)	3,121	(3,121)
—	—	Water source rental	1,690	(1,690)	1,445	(1,445)	1,651	(1,651)
—	—	Sales of advertisement	3,550	0	2,907	0	3,499	0
Servicios y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Concentrate purchases	27,115	0	24,375	0	22,034	0
Envases del Pacifico S.A.	Shareholder related	Purchase of raw materials	226	0	458	0	856	0
Recofarma Industrias do Amazonas Ltda.	Shareholder related	Concentrate purchases	54,839	0	43,802	0	32,389	0
	—	Payment of advertising participation	3,309	(3,309)	3,448	(3,448)	3,430	(3,430)
—	—	Reimbursements and other purchases	518	518	580	580	467	467
Envases CMF S.A.	Equity investee	Purchase of containers	16,122	0	17,686	0	17,439	0
		Sale of finished products	216
—	—	Dividend payment	3,210	0	1,590	0	1,368	0
Coca-Cola Embonor S.A.	Shareholder related	Subsidiary sale of shares	0	0	0	0	3,333	2,592
		Purchase of products	280
	—	Sale of finished products	8,712	1,995	7,455	2,697	0	0
Embotelladora Coca-Cola Polar S.A.	Shareholder related	Subsidiary sale of shares	0	0	0	0	2,154	1,674
	—	Sale of finished products	5,164	1,036	4,635	1,648	0	0
Inmobiliaria y Constructora El Golf S.A	Shareholder in common	Purchase of real estate property	0	0	0	0	18	0
Inversiones Caburga S.A.	Shareholder	Sale of real estate property	0	0	0	0	1,123	0
Iansagro S.A.	Director in common	Purchase of sugar	15,709	0	10,521	0	13,358	0
Cican S.A.	Shareholder related	Purchase of finished products	1,456	0	1,370	0	230	0
Vendomatica S.A.	Sahreholder related	Sale of finished products	1,463	439	1,550	263	1,227	208
BBVA Administradora General de Fondos S.A.	Shareholder related	Investment in mutual funds	44,511	0	85,011	0	0	0
—	—	Redemption of mutual fund	46,341	0	76,252	328	0	0

ITEM 8.                              FINANCIAL INFORMATION

See “Item 18 —Financial Statements” for our Consolidated Financial Statements filed as part of this annual report.

Legal Proceedings

We are party to certain legal proceedings that have arisen during the normal course of business, and we believe none of them are likely to have a material adverse effect on our financial condition. The following is a summary of the main proceedings to which we and our subsidiaries are a party:

Embotelladora Andina S.A. (Chile)

As of December 31, 2007, Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions for potential loss contingencies stemming from these lawsuits amount to approximately ThCh$20,424. The Company considers it unlikely that the contingencies that are not provisioned for will adversely affect the results of the Company in a material manner.

Vital S.A. (Chile)

The Servicio de Impuestos Internos (Chilean Internal Revenue Service) commenced a criminal investigation against our subsidiary Vital S.A., and against those ultimately responsible for the application of tax losses. A tax lawsuit was filed simultaneously with this claim for the recovery of income tax and application of accumulated losses. On May 10, 2007 the criminal investigation was dismissed because the court found that the facts under investigation did not constitute a crime. During the month of May of 2007, the mentioned tax lawsuit was terminated where part of the accumulated losses of our subsidiary Vital S.A. were recognized, and the income tax statements were revised as necessary. The termination of these lawsuits had a non-significant positive effect over our results for the year 2007. On September 12, 2007 the Court of Appeals upheld the dismissal, and with this resolution the lawsuit was terminated.

Rio Janeiro Refrescos Ltda. (Brazil)

When we acquired Refrescos in 1994 and the Perma license in March 2000, there were several significant legal proceedings pending in Brazilian courts, mainly regarding certain potential tax liabilities. In accordance with the terms of the acquisition, the previous owners must compensate Refrescos with respect to the portion of those pending tax claims that took place prior to the time the acquisition. We have not made provisions for these proceedings because they are covered by mortgage guarantees and letters of credit granted by the previous owners of Refresco.

Additionally, as of December 31, 2007, Refrescos was also involved in labor and tax litigation. Provisions in the amount of approximately ThCh$941.443 have been made for these proceedings in accordance with generally accepted accounting principles.

Embotelladora del Atlántico S.A. (Argentina)

As of December 31, 2007, Embotelladora del Atlántico S.A. was involved in labor litigation and other legal proceedings, for which provisions of approximately ThCh$1,538,745 were made. No provisions were made for those contingencies that in our opinion are unlikely to have a material adverse effect on our results of operations.

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

During 2005, 2006, and 2007, the respective shareholders’ meetings approved extraordinary dividend payments to be paid from retained earnings fund in light of significant cash generation. There can be no assurance that dividend payments will be available in the future.

The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of ADSs, on each of the respective payment dates:

		Fiscal Year with Respect	Series A		Series B
Year	Date Dividend Paid	to which Dividend was Declared	Ch$ per Share (nominal)	US$ per share	Ch$ per Share (nominal)	US$ per share
2008	January 24	2007	7.00	0.01485	7.70	0.01633
	April 24	2007	9.13	0.02036	10.043	0.02239
	May 14	Retained Earnings	60.00	0.12806	66.00	0.14087
2007	January 31	2006	5.60	0.01028	6.16	0.01131
	April 26	2006	11.120	0.02108	12.232	0.02319
	July 5	Retained Earnings	65.19	0.12442	71.709	0.13686

		Fiscal Year with Respect	Series A		Series B
Year	Date Dividend Paid	to which Dividend was Declared	Ch$ per Share (nominal)	US$ per share	Ch$ per Share (nominal)	US$ per share
	July 26	2007	7.00	0.01337	7.70	0.01470
	October 24	2007	7.00	0.01387	7.70	0.01526
2006	January 26	2005	4.80	0.00907	5.28	0.00998
	April 27	2005	6.48	0.01249	7.13	0.01374
	June 01	Retained Earnings	70.00	0.13158	77.00	0.14474
	July 26	2006	5.60	0.01032	6.16	0.01135
	October 26	2006	5.60	0.01068	6.16	0.01175
2005	January 27	2004	4.80	0.00819	5.28	0.00901
	April 28	2004	4.80	0.00824	5.28	0.00906
	May 19	Retained Earnings	70.00	0.12079	77.00	0.13287
	July 28	2005	4.80	0.00852	5.28	0.00937
	October 26	2005	4.80	0.00878	5.28	0.00966

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

	Share Volume		Ch$ per Share
	(in thousands)		Series A				Series B
	Series A	Series B	High		Low		High		Low

2003	37,157	64,610	Ch$	1,150	Ch$	759	Ch$	1,151	Ch$	705
2004	42,141	114,101	1,311		981		1,227		981
2005	56,477	127,049	1,400		1,050		1,505		1,100
2006
1st Quarter	10,405	23,273	Ch$	1,240	Ch$	1,096	Ch$	1,330	Ch$	1,180
2nd Quarter	15,719	57,064	1,275		1,080		1,380		1,190
3rd Quarter	13,679	61,734	1,250		1,150		1,335		1,250
4th Quarter	53,289	8,720	1,400		1,180		1,530		1,270
2007
1st Quarter	14,399	30,311	Ch$	1,600	Ch$	1,390	Ch$	1,800	Ch$	1,500
2nd Quarter	40,797	84,860	1,750		1,590		1,930		1,690
3rd Quarter	12,863	68,915	1,690		1,400		1,820		1,480
4th Quarter	13,728	58,047	1,600		1,300		1,750		1,420
Last six months:
Dec-07	4,260	16,916	1,450		1,300		1,590		1,420
Jan-08	6,327	20,072	1,340		1,100		1,525		1,200
Feb-08	4,860	6,973	1,525		1,325		1,660		1,485
Mar-08	2,155	7,246	1,445		1,350		1,520		1,440
Apr-08	2,897	17,928	1,535		1,430		1,700		1,550
May-08	21,938	23,445	1,504		1,330		1,670		1,485

	ADS Volume		US$ per ADS
	(in thousands)		Series A		Series B
	Series A	Series B	High	Low	High	Low
2003	3,282	9,148	11.07	6.10	11.40	6.05
2004	4,478	9,387	13.21	10.40	13.59	10.35
2005	3,091	4,990	15.70	11.50	17.00	12.15
2006
1st Quarter	590	1,257	14.18	12.35	15.40	13.35
2nd Quarter	391	754	14.65	11.52	16.20	13.00
3rd Quarter	295	1,019	14.18	12.60	15.00	13.79
4th Quarter	505	1,715	16.02	12.85	17.46	14.04
2007
1st Quarter	1,601	1,560	18.06	15.00	20.28	14.54
2nd Quarter	2,516	2,478	20.75	17.88	21.39	19.22
3rd Quarter	574	866	19.58	14.50	21.00	15.78
4th Quarter	389	1,442	20.69	13.66	22.55	17.00
Last six months:
Dec-07	74	337	20.69	14.95	19.50	17.00
Jan-08	126	585	17.90	14.67	19.32	15.41
Feb-08	325	132	20.15	15.84	21.65	17.80
Mar-08	243	566	19.25	18.10	21.05	19.32
Apr-08	47	233	21.02	19.25	22.75	20.15
May-08	140	802	19.6	16.83	21.69	18.59

Sources: Santiago Stock Exchange Official Quotations Bulletin and New York Stock Exchange.

On December 31, 2007, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,399 per share (US$15.49 per Series A ADR), and Ch$1,513 for the Series B shares (US$16.93 per Series B ADR). At December 31, 2007, there were 2,303,193 Series A ADRs (equivalent to 13,819,158 Series A shares) and 7,055,007 Series B ADRs (equivalent to 42,330,042 Series B shares). Andina’s ADSs represented at such date 7.4% of the total number of our issued and outstanding shares.

The Santiago Stock Exchange, established in 1893, is the principal equities exchange in Chile. The Chilean securities markets are substantially smaller, less liquid, and more volatile than major securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$213,364 million as of December 31, 2007 and an average monthly trading volume of US$4,363 million in 2007. Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2007, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 95.12% and 100.0% of such trading days, for Series A and Series B shares respectively.

Pursuant to the terms of the Shareholders’ Agreement dated September 5, 1996 (the “Agreement”), among Inversiones Freire Ltda., and Inversiones Freire Dos Ltda. (together, the “Freire Shareholders”), the Company and the other parties thereto, none of the shareholders, party to the Agreement, may transfer Series A shares of the Company they hold unless it involves:

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

The Yankee Bonds

Our 7 5/8% Notes due 2027 and 7 7/8% Notes due 2097 are not listed on any stock exchange or other regulated market. Trading in these notes takes place primarily in the over-the counter market and, accordingly, we are not able to obtain reliable information on trading in these notes.

Debt Securities

The Central Bank is responsible, inter alia, for Chile’s monetary policies and exchange controls. The Central Bank has authorized Chilean issuers to offer bonds in Chile and abroad under the terms of Chapter XIV of the CFER. The following paragraphs summarize some of the Central Bank rules on international bond issuances. This summary does not intend to be complete and those interested in a full description should refer to Chapter XIV of the CFER.

Effective April 19, 2001 the new CFER greatly simplified the procedure to register capital contributions, investments and foreign loans, including bonds issuances. Payments or remittances of funds, to or from Chile, in connection with credits granted abroad should be made through the Formal Exchange Market, which is composed by the main commercial banks that operate in Chile. When foreign currency resulting from loans or bonds is made available to the beneficiary in the country, the intervening bank should issue the pertinent “Form” and request certain information from the debtor and creditor, as applicable, pursuant to Chapter XIV.

Payments or remittances of foreign currency as capital, interest, adjustments, profits and other benefits originating in the transactions regulated under Chapter XIV must be reported to the Central Bank as follows: (i) if the foreign currency represents a remittance made from Chile, the intervening Formal Exchange Market bank should issue the above form; (ii) the issuer or borrower should inform the Central Bank, within the first 10 days of the month following the date of the transaction, if the foreign currency used to make the pertinent payments originates from credit transactions for which the foreign currency has been used directly abroad or if the corresponding payment obligation is fulfilled abroad using funds other than those indicated in Chapter XIV.

Any change in the terms of the transaction must be reported to the Central Bank within 10 days after formalization. This requirement applies, among others, to the substitution of the debtor or creditor, total or partial assignments of credits or rights and the modification of the financial terms of the respective credit regarding investments or capital contributions.

Exchange rule amendments dated April 2001 established that transactions recorded prior to April 19, 2001 will continue to be governed by the rules in force at the time they were recorded, but that the parties may choose to apply the new regulations.

These procedures also apply to foreign loans obtained through the placement of convertible bonds, in which case the issuer shall report to the Central Bank any increase or decrease in their registered amount as a result of the conversion of convertible bonds denominated and payable in Chilean pesos, for other convertible bonds denominated and payable in foreign currency or shares, as applicable, acquired by foreign investors with proceeds that had entered Chile under the terms of Chapter XIV.

According to Chapter XIV, the Central Bank established that credits relating to acts, agreements or contracts which create a direct obligation of payment or remittance of foreign currency abroad by persons domiciled or residing in Chile, that exceed on an individual basis the sum of US$100,000 or the equivalent in other foreign currencies, absent any special rule in the CFER, shall be reported to the Chilean Central Bank by the obligor either directly or through a Formal Exchange Market entity using the forms contained in the CFER, within 10 days from formalization.

In February 1999, after obtaining the requisite authorization from the Central Bank, we issued bonds in the international markets, subject to the exchange regulations in effect at that time.

The Central Bank unilaterally decides whether to grant authorizations for international bond offerings, and although other authorizations of the Central Bank have never been cancelled once issued, the Central Bank did request that lenders renegotiate the terms of their loans during the restructuring of Chile’s foreign debt in the eighties.

We cannot give any assurance that the Central Bank will not impose future restrictions applicable to the holders of debt securities, nor can we make any evaluation of the duration or impact of such restrictions, if imposed.

ITEM 10.                       ADDITIONAL INFORMATION

Material Contracts

Pursuant to a Joint Venture Agreement or JV dated October 4, 2007 Refrescos and all Coca-Cola bottlers in Brazil entered into a joint venture to exploit the Brazilian juice market, through the incorporation of a company called “MAIS INDUSTRIA DE ALIMENTOS S.A.” or “Sucos Mais”. Sucos Mais was structured as follows: 50% of its capital was subscribed by the 18 Coca-Cola bottlers in Brazil and 50% by the company representing Coca-Cola in the country (called “Recofarma Industria do Amazonas Ltda.”). Refrescos holds an interest of 7.35% in the capital of Sucos Mais.

On October 17, 2005, Andina, Vital, Coca-Cola Embonor S.A. or Embonor and Embotelladoras Coca-Cola Polar S.A. or Polar entered into a letter of intent to carry out the transactions described below in order to re-structure production and packing of products in the business categories of Water, Juices and Non-Carbonated Beverages, licensed by The Coca-Cola Company in Chile. On December 22, 2005, the definitive agreements were implemented to give effect to this letter of intent, as described below:

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

In addition, Andina, Vital, Embonor and Polar agreed to the respective contracts and authorizations with The Coca-Cola Company to produce, bottle and sell the “Dasani” water.

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

On August 10, 2004, Refrescos entered into an agreement with Recofarma Industria do Amazonas Ltda. or Recofarma, Refrigerantes Minas Gerais Ltda. or RMG and Companhia Mineira de Refrescos S.A. or CMR, and together with Recofarma and RMG, the Counterparties, pursuant to which the parties agreed to swap franchise territories for the production and distribution of Coca-Cola brand soft drinks. Pursuant to the terms of this transaction, Refrescos sold its equity stake in a newly-formed company named Franquia 2299-Atendimento Personalisado Ltda., to which it had previously contributed all of the assets, production and distribution rights for Coca-Cola soft drinks in the territory denominated Governador Valadares in the State of Minas Gerais, to the Counterparties. In consideration for this transfer, Refrescos received all of the Counterparties’ equity interest in Zohhal Industria de Refrigerantes Ltda. or Zohhal, which owned all of the assets, production and distribution rights for Coca-Cola soft drinks in the territory known as Nova Iguaçú in the State of Rio de Janeiro. On August 28, 2004, after completion of all operational transitions and adjustments provided for in the agreement, the parties formalized the transfers of their respective territories and Refrescos acquired all rights to produce and distribute Coca-Cola brand products in the Nova Iguaçu territory. As required by Brazilian law, all filings and registrations required in connection with this transaction were presented with the Commercial Board of Rio de Janeiro.

On March 19, 2002, The Coca-Cola Company, Kaiser, Molson and the Association of Brazilian Producers of Coca-Cola soft drinks (of which Refrescos is a member) executed a memorandum of understanding and an agreement with a term of 20 years for the distribution of beers produced or imported by Kaiser through the Coca-Cola distribution system with a term of 20 years and renewable for another 20-year period. On May 30, 2003, Kaiser and its distributors (including Refrescos) executed a new twenty-year distribution agreement which is renewable for another twenty-year period.

Law 20,123: regulating Subcontracting, Temporary Labor Companies and Temporary Labor Agreements. Published on October 16, 2006, effective on January 16, 2007.

Law No. 20,123 brought significant changes to Chile’s employment law. First, it allowed companies (the “principal companies”) to engage a “contractor” or “contracting company” to hire employees, who would then be responsible for the employment relationship. The principal company remains jointly liable with the contractor for labor and pension fund obligations owed to the employees, including compensation for employment termination. The principal company’s liability will be merely subsidiary to that of the contractor, however, if it monitors the contractor’s performance of its obligations and withholds payments from the contractor in case of violations, as described under the law. The principal company shall also comply with certain legal and regulatory requirements regarding health and safety conditions at the workplace. Law No. 20,123 also created “temporary labor companies”, entities with the exclusive corporate purpose of hiring employees to provide services to third parties (“end-users”) on a temporary basis.

During 2007, we engaged a contractor to hire employees under this new law and took the requisite measures to ensure compliance with its requirements, including changes to commercial agreements and the creation of a new system to monitor labor conditions and obligations

Foreign Investment and Exchange Controls in Chile

The Central Bank is responsible, among other matters, for setting monetary policies and exchange controls in Chile. As of April 19, 2001, the Chilean Central Bank eliminated prior foreign exchange controls, imposed certain reporting requirements and determined that certain operations be conducted through the Formal Exchange Market. The main purpose of these amendments, as declared by the Central Bank, is to facilitate the flow of capital into Chile and outside the country and to foster foreign investment.

Equity investments in Chile (including investments in stock) by non-resident persons or entities must comply with some of the existing exchange control restrictions. Foreign investments may be registered with the Foreign Investment Committee (Comité de Inversiones Extranjeras) in accordance with Law N° 600 of 1974 and amendments or with the Central Bank in accordance with Chapter XIV of the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales or CFER) of the Central Bank. In the case of Decree Law N° 600, foreign investors execute a foreign investment agreement with Chile, thus guaranteeing access the FEM. However, investors under Decree Law N° 600 will only be able to repatriate capital one-year after the investment. Earnings can be remitted abroad at any time. In the case of CFER, capital as well as earnings can be repatriated at any time, without an agreement with the Central Bank.

As of April 19, 2001 the Central Bank eliminated certain exchange controls. For instance, it revoked Chapter XXVI of the CFER, which regulated the issuance and placement of ADRs by Chilean corporations. Pursuant to the new rules, the Central Bank’s approval is no longer a pre-condition for ADR issuances or foreign investment contracts with the Central Bank. ADR issuances are now regarded as an ordinary foreign investment, and the only requirements are that the Chilean Central Bank be informed of the transaction, by fulfilling the rules of Chapter XIV of the CFER, and that the monies come in or leave the country exclusively through the Formal Exchange Market, if the recipient of the investment decides to enter the foreign currency to the country or if it carries out payments or remittances from Chile.

Notwithstanding these changes, exchange transactions authorized prior to April 19, 2001 remained subject to the rules in force as of the date of such transactions. The new exchange regime did not affect Chapter XXVI of the CFER and the Foreign Investment Contract - FIC between Andina, the Central Bank and The Bank of New York Mellon (as depositary of the shares represented by ADSs). The FIC is the agreement by which access to the Foreign Exchange Market is given to the depositary and ADR holders. The FIC adopted the dispositions of Chapter XXVI and was celebrated pursuant to Article 47 of the Constitutional Organic Act of the Chilean Central Bank.

Banco de Chile was initally appointed as our custodian bank, beginning December 31, 2002. The Bank of New York Mellon later caused the FIC to be amended and on May 5, 2003 Banco de Chile was replaced by Banco Santander Chile as custodian.

Under Chapter XXVI of the CFER, if the funds to purchase the common shares underlying the ADSs are brought into Chile, the depositary must deliver, on behalf of foreign investors, an annex providing information on the transaction to the Formal Exchange Market entity involved, together with a letter instructing such entity to deliver the foreign currency or the equivalency in pesos, on or before the date the foreign currency is brought or is to be brought into Chile.

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

Chapter XXVI and the FIC provide that an entity or person who is not domiciled in Chile nor a Chilean resident, who brings foreign currency into Chile to purchase Series A shares or Series B shares pursuant to the FIC must convert that foreign currency into Chilean pesos on the date of entry into Chile, and must invest in Series A or Series B shares within five banking business days in order to receive the benefits of the FIC. If that entity or person does not invest in Series A or Series B shares within that period, it can access the Formal Exchange Market to reacquire foreign currency, provided that the request is submitted to the Chilean Central Bank within seven banking business days of the initial conversion into pesos. Series A shares or Series B shares acquired as described above may be deposited in exchange for ADRs and the entity or person will receive the benefits of the FIC, subject to: (1) receipt by the Chilean Central Bank of a certificate from the depositary that the Series A or Series B shares have been deposited and that the related ADRs have been issued; and (2) receipt by the custodian of a declaration from the person making the deposit waiving the benefits granted by the FIC with respect to the deposited Series A or Series B shares.

FEM access under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access needs the Chilean Central Bank’s approval on a request submitted to that end through a banking institution established in Chile. The FIC provides that if the Chilean Central Bank has not acted upon the request within seven banking days, the request is deemed to have been granted.

Under current Chilean law, the Chilean Central Bank cannot unilaterally change the FIC. Judicial precedent (although not binding on future judicial decisions) also established that the FIC cannot be annulled by future legislative changes. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, to the disposition of underlying Series A or Series B shares, or to the repatriation of proceeds from their disposition, will not be imposed in the future; nor can there be any assessment of the duration or impact of any restrictions that might be imposed. If for whatever reason, including changes in the FIC or Chilean law, the Depositary is prevented from converting Chilean pesos into U.S. dollars; the investors shall receive dividends or other payments in Chilean pesos, which shall subject the investors to exchange rate risks. It cannot be assured that the CFER, as amended, or any other exchange regulation will not be amended in the future, or that if new regulations are enacted that they shall have no material bearing on Andina or the holders of the ADS.

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

United States Tax Considerations

The following summary describes certain U.S. federal income tax consequences of the ownership of Debt Securities by U.S. holders (as defined below) as of the date hereof. Except where noted, it deals only with Debt Securities held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, investors in pass-through entities, persons holding the Debt Securities as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for the alternative minimum tax or holders of Debt Securities whose “functional currency” is ngot the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds our Debt Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our Debt Securities should consult their tax advisors.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

303A.04 Corporate Governance Committee	Listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors and must have a written charter addressing certain matters.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

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

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2007.

	Expected Maturity Date							Estimated Fair Market Value
	2008	2009	2010	2011	2012	Thereafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest Earning Assets
Bonds	1,004	0	0	0	0	0	1,004	1,015
Weighted average interest rate	5.13%						5.13%
Time deposits and credit links	49,088	0	0	0	0	0	49,088	49,088
Weighted average interest rate	4.68%	0%					4.68%
Interest Bearing Liabilities
Long-term debt	6,914	2,135	4,271	4,271	4,271	58,650	80,512	98,505
Fixed Rate	6.20%	6.50%	6.50%	6.50%	6.50%	6.52%	6.49%
Bonds	6,914	2,135	4,271	4,271	4,271	58,650	80,512	98,505
Weighted average interest rate	6.20%	6.50%	6.50%	6.50%	6.50%	6.52%	6.49%
Bank liabilities	3,951	0	0	0	0	0	3,951	3,951
Weighted average interest rate	8.91%						8.91%
Variable Rate
Bank liabilities	122	118	347	166	109	0	862	862
Weighted average interest rate	11.89%	10.79%	9.87%	9.82%	9.40%		10.21%

Foreign Currency Risk

At December 31, 2007, the Company has long-term interest bearing debt subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. We manage such risk by maintaining cash, deposits, money market mutual funds and bonds in U.S. dollars amounting to Ch$46,299 million at December 31, 2007, which are higher than our total long term debt in U.S. dollars amounting to Ch$45,200 million at such date. Notwithstanding the aforementioned, our dollar-denominated financial assets are protected against fluctuations in the exchange rate for U.S. dollars by means of a “cross currency swap” hedge agreement. The hedged amount totaled Ch$27,600 million at December 31, 2007, with which the Company’s dollar-denominated debt is hedged.

The following table summarizes the financial instruments denominated in US dollars we held as of December 31, 2007.

	Expected Maturity Date							Estimated Fair Market
	2008	2009	2010	2011	2012	Thereafter	Total	Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
US$ denominated:
Cash	2,541	0	0	0	0	0	2,541	2,541
Money market mutual funds	18	0	0	0	0	0	18	18
Time deposit and credit link	42,736	0	0	0	0	0	42,736	42,736
Bonds	1,004	0	0	0	0	0	1,004	1,015
Foreign currency contracts	17,322	0	0	0	0	0	17,322	17,322
Liabilities
US$ denominated:
Long-term liabilities:
Bonds	19	0	0	0	0	994	1,013	1,099
Weighted average interest rate	7.63%	0	0	0	0	7.63%	7.07%

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Controller, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our Chief Executive Officer, Chief Financial Officer and Controller have concluded that these controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by the Company’s registered independent accounting firm, which opinion is stated in their report, included herein.

Changes in internal controls over financial reporting.

There were no changes in our internal control over financial reporting during the year ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2007		2006
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees
Audit fees(1)	589	96%	373	87%
Audit-related fees(2)	4	1%	34	8%
Tax fees(3)	18	3%	20	5%
Total	611	100%	427	100%

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

ITEM 16D.                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.                 PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2007, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 27, 2008.

EMBOTELLADORA ANDINA S.A. (ANDINA BOTTLING COMPANY)

/s/ Osvaldo Garay
Osvaldo Garay
Chief Financial Officer

Date: June 27, 2008

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of December 31, 2007 and 2006 and for each

   of the three years in the period ended December 31, 2007

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	Unidades de Fomento (Chilean government inflation-indexed monetary units)
A$	-	Argentine pesos
R$	-	Brazilian reals
	€-	Euros

Management’s Report on Internal Control over Financial Reporting

The management of Embotelladora Andina S.A. (the “Company”), including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15f under the Securities Exchange Act of 1934, as amended.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Embotelladora Andina’s management, including the Chief Executive Officer and the Chief Financial Officer,  has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Embotelladora Andina’s management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting effectiveness as of December 31, 2007 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

By	Jaime García Rioseco
Chief Executive Officer

Osvaldo Garay Arriola
Chief Financial Officer

June 27, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embotelladora Andina S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Chile.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers

Santiago, Chile

June 27, 2008

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2007)

		At December 31,
	Note	2007	2006
		ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash		24,754,142	17,551,601
Time deposits	3	49,088,381	7,704,145
Marketable securities	4	48,533,561	27,970,558
Trade accounts receivable (net)	5	44,280,949	38,811,661
Notes receivable (net)	5	14,553,358	13,387,208
Other receivables (net)	5	16,031,584	12,511,404
Accounts receivable from related companies	6 a)	1,847,050	3,107,695
Inventories (net)	7	27,298,620	24,370,223
Recoverable taxes		9,716,707	8,496,968
Prepaid expenses		1,904,080	1,729,828
Deferred income taxes	8 b)	5,234,679	956,324
Other current assets	9	22,576,016	19,672,432
Total current assets		265,819,127	176,270,047

PROPERTY, PLANT AND EQUIPMENT	11
Land		16,751,276	15,475,103
Buildings and improvements		98,502,738	91,348,992
Machinery and equipment		229,584,693	231,550,546
Other property, plant and equipment		217,489,779	222,663,321
Technical reappraisal of property, plant and equipment		2,208,110	2,208,366
Less: Accumulated depreciation		(395,953,016)	(410,693,053)
Total property, plant and equipment		168,583,580	152,553,275

OTHER ASSETS
Investments in unconsolidated affiliates	12	24,961,690	24,129,151
Investments in other companies		133,944	60,085
Goodwill (net)	13	57,062,478	72,908,499
Long-term receivables		37,511	55,153
Accounts receivable from related companies	6 a)	49,736	38,853
Intangibles (net)		162,478	179,843
Long-term investments and other long-term assets	14	23,617,723	125,410,579
Total other assets		106,025,560	222,782,163
Total assets		540,428,267	551,605,485

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

		At December 31,
	Note	2007	2006
		ThCh$	ThCh$
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank borrowings	15 a)	3,950,822	2,674,272
Current portion of long-term bank borrowings	15 b)	122,361	471,317
Current portion of bonds payable	17	6,914,470	32,190,444
Dividends payable		5,810,563	5,061,518
Trade accounts payable		54,585,035	46,040,374
Other creditors		4,988,474	3,411,368
Amounts payable to related companies	6 b)	19,157,342	11,613,224
Other accrued liabilities	18	3,475,223	3,098,739
Withholdings		20,653,598	21,168,418
Income taxes payable		17,206,020	4,330,722
Unearned income		466,466	536,513
Other current liabilities		1,335,008	5,014,867
Total current liabilities		138,665,382	135,611,776

LONG-TERM LIABILITIES
Long-term bank borrowings	16	740,645	448,971
Bonds payable	17	73,597,622	81,651,038
Other creditors		79,559	143,150
Amounts payable to related companies	6 b)	3,340,602	3,812,304
Other accrued liabilities	18	16,927,953	18,363,766
Deferred income taxes	8 b)	12,375,536	4,433,103
Other long-term liabilities	20	12,264,686	10,820,242
Total long-term liabilities		119,326,603	119,672,574

MINORITY INTEREST	21	1,287,144	1,257,528

COMMITMENTS AND CONTINGENCIES	27

SHAREHOLDERS’ EQUITY	22
Paid-in capital		217,013,513	217,013,513
Other reserves		(11,443,442)	1,879,795
Retained earnings from prior years		11,171,454	10,745,409
Net income for the year		81,601,944	79,857,372
Interim dividends		(17,194,331)	(14,432,482)
Total shareholders’ equity		281,149,138	295,063,607
Total liabilities and shareholders’ equity		540,428,267	551,605,485

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2007)

		For the years ended December 31,
		2007	2006	2005
	Note	ThCh$	ThCh$	ThCh$
OPERATING INCOME
Net sales		636,689,030	587,189,979	511,301,050
Cost of sales		(351,451,736)	(335,170,666)	(301,774,918)
Gross profit		285,237,294	252,019,313	209,526,132
Administrative and selling expenses		(169,742,952)	(149,922,624)	(124,095,752)
Operating income		115,494,342	102,096,689	85,430,380

NON-OPERATING INCOME AND EXPENSE
Financial income		22,935,160	13,459,664	31,275,926
Share of gain from unconsolidated affiliates	12	668,498	553,706	843,838
Other non-operating income	23	12,130,183	6,117,101	8,019,084
Amortization of goodwill	13	(6,502,674)	(6,983,589)	(6,830,343)
Financial expense		(15,161,028)	(16,510,471)	(23,150,636)
Other non-operating expense	23	(6,534,893)	(7,930,321)	(8,485,280)
Price-level restatement		(4,543,047)	(339,154)	(625,092)
Exchange gains (losses), net		(9,971,405)	3,983,953	(15,666,567)
Non-operating expense		(6,979,206)	(7,649,111)	(14,619,070)
Income before income tax expense and minority interest		108,515,136	94,447,578	70,811,310
Income tax expense	8 c)	(26,870,391)	(14,558,419)	(9,374,486)
Income before minority interest		81,644,745	79,889,159	61,436,824
Income attributable to minority interest	21	(42,801)	(31,787)	13,346
Net income		81,601,944	79,857,372	61,450,170

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2007

	For the years ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	861,758,139	777,119,009	743,104,037
Financial income received	20,944,402	12,002,443	23,278,206
Dividends and other distributions received	3,310,687	1,593,786	1,537,839
Collection of other receivables	58,538	19,204	27,147
Payments to suppliers and personnel	(602,907,835)	(528,278,609)	(545,214,144)
Interest paid	(17,398,601)	(13,676,988)	(21,942,444)
Income tax payments	(21,337,617)	(11,639,754)	(5,465,418)
VAT and other similar items paid	(107,288,665)	(100,825,152)	(89,153,316)
Net cash provided by operating activities	137,139,048	136,313,939	106,171,907

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from banks	52,597,852	47,761,041	59,961,045
Dividends paid	(78,347,834)	(79,136,331)	(79,556,796)
Payments of loans	(51,328,372)	(76,446,381)	(92,737,776)
Repayments of bonds	(13,659,106)	(12,804,970)	(12,807,101)
Net cash used in financing activities	(90,737,460)	(120,626,641)	(125,140,628)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	698,325	2,199,027	3,717,806
Proceeds from sales of permanent investments	—	5,495,867	—
Proceeds from sales of other investments	108,329,808	39,863,022	66,010,652
Additions to property, plant and equipment	(56,024,449)	(39,742,692)	(30,040,247)
Permanent investments	(3,651,700)	—	(350,351)
Purchases of other investments	(17,906,465)	(1,389,970)	(27,376,796)
Net cash provided by investing activities	31,445,519	6,425,254	11,961,064
Net cash flows from operating, financing and investing activities	77,847,107	22,112,552	(7,007,657)
PRICE — LEVEL RESTATEMENT OF CASH AND CASH EQUIVALENTS	(1,124,534)	(654,338)	(632,161)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	76,722,573	21,458,214	(7,639,818)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	44,649,133	23,190,919	30,830,737
CASH AND CASH EQUIVALENTS AT END OF YEAR	121,371,706	44,649,133	23,190,919

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

	For the years ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	81,601,944	79,857,372	61,450,170
Income on sales of assets:
Loss (gain) on sale of property, plant and equipment	146,702	2,285,690	(293,695)
Gain on divesture of Vital S.A	—	—	(4,265,980)
Loss on divesture of Cican S.A.	85,549	—	—
Loss (gain) on sale of other assets	84,741	—	(2,369)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	29,147,969	31,740,874	31,840,657
Amortization of intangibles	237,000	210,268	355,717
Write-offs and provisions	1,088,696	3,054,561	1,786,571
Share of gain from unconsolidated affiliates	(668,498)	(553,706)	(843,838)
Amortization of goodwill	6,502,674	6,983,589	6,830,343
Price-level restatement	4,543,047	339,154	625,092
Exchange gains (losses), net	9,971,405	(3,983,953)	15,666,569
Other credits to income that do not represent cash flows	(2,812,986)	(433,873)	(3,189,550)
Other charges to income that do not represent cash flows	3,533,358	—	—
(Increase) decrease in operating assets:
Trade accounts receivable	(280,050)	1,722,221	(2,661,681)
Inventories	(5,406,713)	(5,048,033)	2,654,613
Other assets	(27,189,797)	(16,285,209)	(31,297,277)
Increase (decrease) in operating liabilities:
Accounts payable related to operating income	2,953,033	10,364,880	(6,248,904)
Interest payable	9,339,661	10,509,022	13,916,252
Income taxes payable	11,482,335	8,591,816	6,190,998
Other accounts payable related to non-operating income	7,057,325	4,694,966	5,918,577
VAT and other similar items	5,678,852	2,232,513	7,752,988
Income attributable to minority interest	42,801	31,787	(13,346)
Net cash provided by operating activities	137,139,048	136,313,939	106,171,907

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2007 AND 2006

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Embotelladora Andina S.A. is registered under No. 00124 in the Securities Registry and is subject to the regulations of the Chilean Superintendency of Securities and Insurance Companies (the “SVS”).

The primary activity of Embotelladora Andina S.A. (“Andina”, and together with its subsidiaries, the “Company”) is the production and sale of Coca-Cola products and other beverages. The Company has bottling operations in Santiago, Chile and, through its subsidiaries, in Rio de Janeiro, Espíritu Santo and Nova Iguaçu, Brazil, and Mendoza, Córdoba, and Rosario, Argentina. The Company holds franchises from The Coca-Cola Company covering each of its Chilean, Brazilian and Argentine operations. The franchises for the Chilean Territories, Argentine Territories and for the Brazilian Territories expire in 2012. All these franchises may be extended at the option of The Coca-Cola Company. Such franchises are expected to be renewed upon expiration.

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

c) Price-level restatement

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Chilean Consumer Price Index published by the National Institute of Statistics (the “CPI”), applied one month in arrears, which was 3.6%, 2.1% and 7.4% for the years ended November 30, 2005, 2006 and 2007, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

Assets and liabilities that are denominated in inflation-indexed monetary units are stated at year-end values. The principal inflation-indexed monetary unit used in Chile is the UF that changes daily to reflect the changes in the CPI. Values for the UF are as follows (historical pesos per UF):

	December 31,
	2007	2006	2005
	Ch$	Ch$	Ch$
Unidades de Fomento (UF)	19,622.66	18,336.38	17,974.81

All amounts in the financial statements and notes are expressed in Chilean pesos of December 31, 2007 purchasing power, unless otherwise stated. For comparative purposes, the 2005 and 2006 financial statements, and the amounts disclosed in the related footnotes, have been restated in terms of Chilean pesos of December 31, 2007 purchasing power. This updating does not change the prior year’s statements or information in any way except to update the amounts to Chilean pesos of similar purchasing power.

d) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies were translated into Chilean pesos at the exchange rates reported by the Central Bank of Chile as follows:

	December 31,
	2007	2006	2005
	Ch$	Ch$	Ch$
United States dollars (US$)	496.89	532.39	512.50
Argentine pesos (A$)	157.79	173.87	169.03
Brazilian Real (R$)	280.52	249.01	222.37
Euros (€)	730.94	702.08	606.08

e) Time deposits and marketable securities

Time deposits are shown at cost plus accrued interest, which approximates market value. Marketable securities include money market funds which are stated at market value based on year-end quoted values and bonds are valued at the lesser of restated cost plus accrued interest and market value.

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

Software currently in use mainly corresponds to computer packages purchased from third parties which are capitalized and amortized over a maximum period of four years.

During 1979, the SVS authorized a technical appraisal of certain property, plant and equipment, which is included in technical reappraisal of property, plant and equipment in the consolidated balance sheets.

Depreciation expense was determined using the straight-line method, based on the estimated useful lives of the assets, which are as follows:

Years
Buildings and improvements	25-60
Machinery and equipment	10
Containers	2-5
Other	1-10

l) Deposits for containers

The Company records a liability for cash guarantees received from customers for containers delivered with the purchase of its products.  These guarantees are not adjusted for price-level restatements.  If a customer did not return the containers in a five-year period as from the invoice date, the Company may cash the deposit partially or in all with no further proceeding, the effect of which is recognized in the consolidated statements of income.

Considering that the number of new containers in circulation during a year is historically greater than the number of containers returned by clients in that same period, the liability for cash guarantees received, amounting to ThCh$ 9,181,721 and ThCh$ 9,345,222 as of December 31, 2007 and 2006, respectively, is presented under Other long-term liabilities in the balance sheet.

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

Value added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

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

Hedging instruments are accounted for as follows:

Hedges of recognized assets, liabilities or firm commitments — Futures contracts for the sale of sugar to hedge changes in the fair value of purchase commitments:

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

NOTE 3 - TIME DEPOSITS

Time deposits at each year-end consisted of the following:

	At December 31,
	2007	2006
	ThCh$	ThCh$
Local currency deposits	48,971,392	—
Foreign currency deposits	116,989	7,704,145
Total	49,088,381	7,704,145

NOTE 4 - MARKETABLE SECURITIES

Marketable securities at each year-end consisted of the followings:

	At December 31,
	2007	2006
	ThCh$	ThCh$
Money market funds	47,529,183	21,923,542
Bonds United States Treasury (restricted) (1)	1,004,378	—
Bonds Sudamericano Bank.	—	4,836,405
Bonds Petróleos Mexicanos S.A.	—	1,210,611
Total	48,533,561	27,970,558

(1)              Collateral guarantee required for operating at the London International Financial Futures and Options Exchange.

NOTE 5 - RECEIVABLES

Of the portfolio of receivables at December 31, 2007 98.6% corresponded to the softdrinks and other beverage business and 1.4% to the container business.  Details of receivables are as follows:

	At December 31,
	2007	2006
	ThCh$	ThCh$
Trade accounts receivable	45,161,270	39,918,567
Allowance for doubtful accounts	(880,321)	(1,106,906)
Subtotal trade accounts receivable (net)	44,280,949	38,811,661
Notes receivable	15,041,566	13,881,321
Allowance for doubtful accounts	(488,208)	(494,113)
Subtotal notes receivable (net)	14,553,358	13,387,208
Other receivables	16,199,351	12,568,935
Allowance for doubtful accounts	(167,767)	(57,531)
Subtotal other receivables	16,031,584	12,511,404
Total receivables	76,402,187	66,368,823
Total allowance for doubtful accounts	(1,536,296)	(1,658,550)
Total net receivables	74,865,891	64,710,273

Notes receivable consisted primarily of post-dated checks for the purchases of goods.  Other receivables consisted primarily of advance payments made to suppliers and amounts due from employees.

Gross balances outstanding for 90 days or less were ThCh$ 75,025,687 and ThCh$ 64,510,333 at December 31, 2007 and 2006, respectively. Gross balances outstanding for more than 90 days were ThCh$ 1,376,500 and ThCh$ 1,858,490 at December 31, 2007 and 2006, respectively.

The Company’s bad debt expense totaled ThCh$ 318,227 in 2007, ThCh$ 226,533 in 2006 and ThCh$ 643,779 in 2005.

NOTE 6 - AMOUNTS AND TRANSACTIONS WITH RELATED COMPANIES

Amounts payable and receivable with related companies correspond to transactions made on market terms.  These balances are generally due within approximately 45 days.

a)         Amounts receivable

		At December 31,
		Short – term		Long – term
Company	Transaction	2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$
Coca Cola de Chile S.A.	Advertising	—	1,628,685	49,736	38,853
Embonor S.A.	Sale of products	1,298,769	898,596	—	—
Embotelladora Coca Cola Polar S.A.	Sale of products	548,281	580,414	—	—
Total		1,847,050	3,107,695	49,736	38,853

b)        Amounts payable

		At December 31,
		Short – term		Long – term
Company	Transaction	2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$
Recofarma Industrias do Amazonas Ltda.	Purchase of concentrate	7,380,961	4,846,471	—	—
Coca Cola de Chile S.A.	Advertising	5,943,519	—	—	—
Envases CMF S.A.	Purchase of raw materials	2,770,984	3,485,613	—
SPBR S.R.L	Purchase of concentrate	1,785,694	2,136,477	—
Envases Central S.A.	Raw materials and finished products transactions	1,148,326	749,203	—	—
Cican S.A.	Raw materials and finished products transactions	—	321,236	—	—
Envases del Pacífico S.A.	Purchase of raw materials	127,858	74,224	—
Embonor S.A.	Unearned income from sale commitments (1)	—	—	2,655,346	3,035,318
Embotelladora Coca Cola Polar S.A.	Unearned income from sale commitments (1)	—	—	685,256	776,986
Total		19,157,342	11,613,224	3,340,602	3,812,304

(1)          Corresponds to unearned income from sale commitments of Vital S.A.’s products to Embonor S.A. and Embotelladora Coca Cola Polar S.A., which will be realized along with future deliveries.

c)             Transactions with related companies, exceeding ThCh$ 200,000, were as follows:

Company	Relation	Transaction	2007	2006	2005
			ThCh$	ThCh$	ThCh$
Coca-Cola de Chile S.A.	Shareholder	Concentrate purchases	49,328,091	43,630,671	44,780,947
		Payment of advertising participation	4,130,800	1,952,142	3,120,956
		Water source rental	1,690,491	1,445,155	1,651,040
		Sales of advertisement	3,550,348	2,907,005	3,498,992
Recofarma Industrias do Amazonas Ltda.	Shareholder related	Concentrate purchases	54,838,897	43,802,173	32,389,309
		Payment of advertising participation	3,308,899	3,447,790	3,430,457
		Reimbursement and other purchases	518,321	579,947	467,362
SPBR S.R.L.	Shareholder	Concentrate purchases	27,115,345	24,375,249	22,034,518
Envases Central S.A.	Equity investee	Finished product purchases	16,866,737	16,474,307	15,122,749
		Sales of raw materials and supplies	1,677,076	1,580,946	1,099,562
Envases CMF S.A.	Equity investee	Purchase of containers	16,121,863	17,685,751	17,439,417
		Sale of finished products	216,344	—	—
		Dividend payment	3,210,000	1,589,666	1,368,499
Iansagro S.A.	Director in common	Purchase of sugar	15,709,142	10,521,224	13,357,739
Coca Cola Embonor S.A.	Shareholder related	Sale of shares	—	—	3,332,882
		Sale of finished products	8,711,620	7,455,203	—
		Parchase of products	280,009	—	—
Embotelladora Coca Cola Polar S.A.	Shareholder related	Sale of shares	—	—	2,154,151
		Sale of finished products	5,163,952	4,635,081	—
Vendomática S.A.	Director related	Finished product purchases	1,462,596	1,549,708	1,226,841
Cican S.A.	Shareholder related	Purchases of finished producst	1,456,354	1,370,471	230,004
Envases del Pacífico S.A.	Shareholder related	Purchase of raw materials	225,946	457,569	855,702
BBVA Administradora General de Fondos S.A.	Shareholder related	Investments in mutual funds	44,510,881	85,011,396	—
		Redemption of mutual funds	46,341,441	76,251,852	—
Inmobiliaria y Constructora El Golf S.A.	Shareholder in common	Purchase of real estate property	—	—	17,661
Inversiones Caburga S.A.	Shareholder	Sale of real estate property	—	—	1,122,626

d)    Other transactions

In 2006, the Company entered into a supply agreement with Empresas Iansa S.A. and Iansagro S.A. for the purchase of 172,000 tons of sugar.  This agreement will expire in January 2009. The agreement provides for the payment of a fixed price for part of the volume to be purchased and a variable price, determined in accordance with market values observed in international markets, for the remaining commitments. For the year ended December 31, 2006, the Company recorded a loss of ThCh$ 803,849 on purchase commitments stated at fixed prices, based on fair values at year-end (nil for the year ended December 31, 2007).

NOTE 7 - INVENTORIES

Inventories at each year-end consisted of the following:

	At December 31,
	2007			2006
	Gross value	Obsolescence provision	Net value	Gross value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Finished products	14,753,515	(559,736)	14,193,779	11,643,760	(395,919)	11,247,841
Products in process	1,353,429	—	1,353,429	742,244	—	742,244
Raw materials	11,624,291	(249,308)	11,374,983	11,034,986	(180,254)	10,854,732
Raw materials in transit	376,429	—	376,429	1,525,406	—	1,525,406
Total	28,107,664	(809,044)	27,298,620	24,946,396	(576,173)	24,370,223

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a)      General:

At December 31, 2007 and 2006, the Company has no accumulated taxable profits with shareholders credit.

b)      Deferred income taxes at each year-end were as follows:

	December 31, 2007				December 31, 2006
	Assets		Liabilities		Assets		Liabilities
	Short- term	Long-term	Short- term	Long-term	Short- term	Long-term	Short- term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary Differences
Allowance for doubtful accounts	250,944	86,243	—	—	227,423	41,744	—	—
Vacation accrual	215,299	—	—	—	202,537	—	—	—
Production expenses	3,375	—	—	98,465	9,533	—	—	—
Depreciation of property, plant and equipment	—	—	162,024	5,738,902	—	500	126,135	4,388,999
Staff severance indemnities	53,874	—	22,096	171,415	97,893	7,120	36,043	235,772
Impaired assets	704,461	665,978	—	—	351,660	1,499,559	—	—
Provision for labor and commercial lawsuits	—	1,346,483	—	—	—	1,349,682	—	—
Tax loss carryforwards	2,392,586	1,257,078	—	—	2,281,003	4,099,972	—	—
Deposits in guarantee	—	—	—	—	—	—	—	2,412,480
Local bond issue expenses	—	—	—	147,028	—	—	—	167,565
Contingency provision	—	223,046	—	—	—	229,059	—	—
Social contributions	861,331	452,548	—	—	821,161	1,348,252	—	—
Accrued interest foreign Companies	—	—	—	—	—	—	4,255,872	—
Exchange rate difference	—	—	—	12,604,169	—	—	—	9,213,333
Income participation provision	791,234	—	—	—	790,595	—	—	—
Other	145,720	362,817	25	—	592,569	397,653	—	—

Others
Complementary accounts, net of Amortization	—	—	—	(1,990,250)	—	—	—	(3,011,505)
Total	5,418,824	4,394,193	184,145	16,769,729	5,374,374	8,973,541	4,418,050	13,406,644

Short-term deferred tax assets are presented net of short-term deferred tax liabilities.  Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

c)     Income tax expense for each year was as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Current income tax expense	(23,554,651)	(10,280,054)	(9,825,898)
Tax expense adjustment (previous period)	373,906	(124,121)	(171,899)
Deferred income tax expense over assets or liabilities	(2,822,775)	(19,976,322)	(3,240,888)
Amortization of deferred income tax asset and liability complementary accounts	(1,059,998)	4,021,631	(1,031,770)
Change in valuation allowance	—	11,990,065	5,067,297
Other	193,127	(189,618)	(171,328)
Total	(26,870,391)	(14,558,419)	(9,374,486)

d)             Total income (loss) before income taxes and minority interest arising from the different geographic sources is as follows:

Year ended December 31,	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
2007	54,741,580	44,448,467	9,325,089	108,515,136
2006	54,934,814	32,557,731	6,955,033	94,447,578
2005	56,547,117	9,320,454	4,943,739	70,811,310

NOTE 9 - OTHER CURRENT ASSETS

Other current assets at each year-end consisted of the following:

	At December 31,
	2007	2006
	ThCh$	ThCh$
Cross-currency swap current portion	17,394,865	12,949,090
Supplies	4,574,986	3,282,493
Securities purchased under agreements to resell	—	1,042,106
Futures contracts	90,964	271,478
Other	515,201	2,127,265
Total	22,576,016	19,672,432

NOTE 10 - SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

At December 31, 2006, the balance of financial instruments purchased under agreements to resell is as follows:

Dates				Subscription		Book	Value at
Start	Expiration	Counterparty	Currency	Value	Rate	Value	settlement	Instrument Id.
				ThCh$	%	ThCh$	ThCh$
Dec. 29, 2006	Jan. 3, 2007	Santander —Santiago	Ch$	429,600	0.47%	429,734	429,936	D$SAN 051207
Dec. 29, 2006	Jan. 4, 2007	Santander —Santiago	Ch$	322,200	0.47%	322,301	322,503	D$SAN 191207
Dec. 29, 2006	Jan. 4, 2007	Santander —Santiago	Ch$	289,980	0.47%	290,071	290,253	D$SAN 191207
				1,041,780		1,042,106	1,042,692

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

Chile             : Santiago, Renca, Rancagua, San Antonio and Rengo

Argentina    : Buenos Aires, Mendoza, Córdoba, and Rosario

Brazil            : Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazú, Espíritu Santo and Vitoria

During 2007 and 2006, the Company and its subsidiaries adjusted property, plant and equipment that management deemed to remain inactive for an indefinite amount of time, to their estimated realization value.  The resulting write-downs were recorded as Other non-operating expense, as follows:

	2007	2006
	ThCh$	ThCh$
Computer software (Other property plant and equipment)	—	2,460,652
Riles plant (Machinery and equipment)	—	1,169,815
Containers (Other property, plant and equipment)	673,278	—
Others (Other property, plant and equipment)	352,371	359,420
Total	1,025,649	3,989,887

a)             Principal components of property, plant and equipment at each year-end are as follows:

	Balances at December 31, 2007			Balances at December 31, 2006
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	16,751,276	—	16,751,276	15,475,103	—	15,475,103
Buildings and improvements	98,502,738	(36,285,064)	62,217,674	91,348,992	(35,712,197)	55,636,795
Machinery and equipment	229,584,693	(178,948,855)	50,635,838	231,550,546	(185,724,682)	45,825,864
Other property, plant and equipment	217,489,779	(180,048,122)	37,441,657	222,663,321	(188,586,825)	34,076,496
Technical reappraisal of property, plant and equipment	2,208,110	(670,975)	1,537,135	2,208,366	(669,349)	1,539,017
Total	564,536,596	(395,953,016)	168,583,580	563,246,328	(410,693,053)	152,553,275

b)   Other property, plant and equipment at each year-end are as follows:

	At December 31,
	2007	2006
	ThCh$	ThCh$
Containers	125,547,798	126,711,610
Refrigeration equipment and other assets	55,369,800	58,042,547
Furniture and tools	7,841,943	7,962,050
Other	28,730,238	29,947,114
Total other property, plant and equipment	217,489,779	222,663,321

c)   Technical reappraisal of property, plant and equipment at each year-end was as follows:

	Balances at December 31, 2007			Balances at December 31, 2006
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,474,779	—	1,474,779	1,474,779	—	1,474,779
Buildings and improvements	206,469	(149,234)	57,235	206,468	(144,350)	62,118
Machinery and equipment	526,862	(521,741)	5,121	527,119	(524,999)	2,120
Total	2,208,110	(670,975)	1,537,135	2,208,366	(669,349)	1,539,017

d)             Depreciation charges for the period amounted to ThCh$ 29,147,969 (ThCh$ 31,740,874 and ThCh$ 31,840,657 in 2006 and 2005, respectively) of which ThCh$ 21,471,798 (ThCh$ 23,056,625 and ThCh$ 25,088,146 in 2006 and 2005, respectively) are included under Cost of sales and ThCh$7,676,171 (ThCh$ 8,684,249 and ThCh$ 6,752,511 in 2006 and 2005, respectively) under Administrative and selling expenses in the income statement.

NOTE 12 - INVESTMENT IN UNCONSOLIDATED AFFILATES

Investments in related companies and the related direct participation in equity and unrealized results at each year-end were as follows:

		Functional	Ownership(*) interest		Accrued income			Participation in Equity		Unrealized losses		Book value of investment
Company	Country	Currency	2007	2006	2007	2006	2005	2007	2006	2007	2006	2007	2006
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A.	Chile	Chilean pesos	50.00	50.00	740,423	407,617	299,338	18,761,269	20,174,482	(1,054,912)	(1,133,054)	17,706,357	19,041,428
Holdfab Participacoes Ltda.	Brazil	US dollars	14.73	—	102,009	—	—	4,001,117	—	—	—	4,001,117	—
Envases Central S.A.	Chile	Chilean pesos	49.91	49.91	832	(24,147)	(402,222)	2,391,671	2,386,935	(241,646)	(241,646)	2,150,025	2,145,289
Kaik Participacoes Ltda.	Brazil	US dollars	11.32	11.32	103,040	73,331	530,673	1,104,191	1,669,248	—	—	1,104,191	1,669,248
Cican S.A.	Argentina	US dollars	—	15.20	(277,806)	96,905	416,049	—	1,273,186	—	—	—	1,273,186
Total					668,498	553,706	843,838	26,258,248	25,503,851	(1,296,558)	(1,374,700)	24,961,690	24,129,151

(*)         Corresponds to the number of shares and rights of Andina over the total shares and rights in each of the companies.  This percentage equals the voting right in each entity, where there are no preferential shares.

1                  The main changes that occurred in the reported periods are the following:

•                      In November 2007, the Company´s subsidiary Embotelladora del Atlantico S.A. sold its 15.20% ownership interest in Cican S.A. to Femsa at ThCh$679.501. This sale resulted in a loss of ThCh$85,549 which was recorded in the Income Statement under other non-operating expenses.

•                      On October 4, 2007, the Company´s subsidiary Rio de Janeiro Refrescos Ltda (“Refrescos”), acquired a 14.732% ownership interest in Holdfab Participações Ltda. for ThR$12,831.63.  In turn, Holdfab Participações Ltda. holds a 50% ownership interest in Amarantina Participações S.A.

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

The equity interests of Embonor and Polar in the newly created Vital Aguas S.A. were purchased from the Company, through its subsidiary, Andina Inversiones Societarias S.A., for UF 169,306 and UF 109,428, respectively.  This sale by the Company of a portion of its ownership in Vital Aguas S.A. generated earnings of ThCh$ 4,265,980 (UF 215,919), which is presented in Other Non-Operating Income in 2005.

•                  The equity investee Centralli Refrigerante S.A., Brazil, has negative shareholders´ equity, which is provisioned in the corresponding equity proportion. Ownership is 25%. As of December 31, 2007 and 2006, such provision amounted to ThCh$ 41,281 and ThCh$ 41,830, respectively, and is included under Other long-term liabilities.

•                  The investment in Envases Central S.A. is presented net of unrealized income generated in December 1996 related to the sale of the property located in Renca. Total unrealized income amounted to ThCh$ 241,646 and will be recognized upon the sale of the land to a third party.

•                  The investment in Envases CMF S.A. is presented net of unrealized income of ThCh$1,054,912 originated in June 2001 from the purchase of machinery and equipment from the Company’s subsidiary Envases Multipack S.A.   Unrealized income is recognized in earnings over the remaining useful life of the assets sold to Envases CMF S.A.  In 2007 and 2006, the Company realized ThCh$ 78,142 each year for this concept.

•                  The equity gain recognized from the investment in Envases CMF S.A. is presented net of unrealized income related to the sale of bottles from Envases CMF S.A. to Andina.  As of December 31, 2007 this amounts to ThCh$ 1,056,366 (ThCh$ 1,441,781 and ThCh$ 1,285,671 as of December 31, 2006 and 2005, respectively).

•                  During 2007, Envases CMF S.A. distributed dividends to Andina amounting to ThCh$ 3,209,750 (ThCh$ 1,589,666 during 2006).

•                  During 2007, Kaik Participacoes Ltda. distributed dividends to Refrescos amounting to ThCh$ 744,415.

2                  Income available to be remitted by subsidiaries abroad which have not been taxed in Chile amount to US$ 286 million.

3                  The investment in Kaik Partipacoes Ltda. (Brazil), where the Company holds an indirect ownership of 11.32%, has been accounted for under the equity method, as described in Note 1 m), since the Company has the right to designate a director.

NOTE 13 - GOODWILL

Goodwill at each year-end and the corresponding amortization for each year were as follows:

	At December 31,
	2007		2006		2005
	Amortization during the year	Goodwill balance	Amortization during the year	Goodwill balance	Amortization during the year	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	3,361,883	35,545,203	3,846,316	44,585,702	3,744,429	47,353,584
Embotelladora del Atlántico S.A.	2,603,243	21,517,275	2,995,633	27,756,235	2,944,275	30,224,645
Vital S.A.	537,548	—	141,640	566,562	141,639	708,203
Total	6,502,674	57,062,478	6,983,589	72,908,499	6,830,343	78,286,432

Accumulated amortization of goodwill was ThCh$ 107,156,238 and ThCh$ 100,653,564 at December 31, 2007 and 2006, respectively.

NOTE 14 - OTHER LONG-TERM ASSETS

Other long-term assets at each year-end were as follows:

	At December 31,
	2007	2006
	ThCh$	ThCh$
Long-term investments
Bonds:
Celulosa Arauco S.A.	—	13,034,667
Enap S.A.	—	10,114,063
Endesa S.A.	—	8,646,373
Soberano Chile	—	8,196,110
Petróleos Mexicanos S.A.	—	6,744,087
Compañía Manufacturera de Papeles y Cartones S.A.	—	7,918,651
Teléfonos de México S.A.	—	7,646,302
Codelco S.A.	—	5,821,395
Soberano México	—	5,309,002
Federal Home Loan Bank (FHLB)	—	2,865,239
Brasil Telecom S.A.	—	2,276,706
Raytheon Company	—	2,321,958
International Paper Company	—	2,287,147
Altria Group	—	1,306,844
United States Treasury (1)	—	1,188,786
Alcoa Inc.	—	1,165,721
Credit link Endesa	—	5,900,847
Cross currency swap receivable	—	15,870,336
Subtotal long-term investments	—	108,614,234

Other
Judicial deposits (Brazil)	6,949,232	5,354,528
Recoverable taxes	5,451,956	1,550,583
Bond issuance expense and par value difference	2,898,159	3,211,022
Prepaid expenses	3,298,477	2,239,743
Non-operating assets	2,406,482	1,215,425
Supplies	2,556,258	2,788,294
Other	57,159	436,750
Subtotal Other	23,617,723	16,796,345
Total	23,617,723	125,410,579

(1)            Collateral guarantee required for operating at the London International Financial Futures and Options Exchange.

NOTE 15 - SHORT-TERM BANK BORROWINGS

a)              Short-term bank borrowings were as follows:

	At December 31,
	Currency or indexation adjustment
	Foreign currencies		Non-indexed Ch$		Total
	2007	2006	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco Galicia	1,671,991	—	—	—	1,671,991	—
Banco do Brasil	1,009,882	2,674,260	—	—	1,009,882	2,674,260
Banco BBVA.	—	—	1,268,949		1,268,949	—
Citibank N.A.	—	—	—	12	—	12
Total	2,681,873	2,674,260	1,268,949	12	3,950,822	2,674,272
Principal due	2,650,134	2,674,260	1,268,949	12	3,919,083	2,674,272
Weighted average annual interest rate					8.91	8.75

At December 31, 2007 and 2006, the Company had approximately Ch$102,327and Ch$62,013 million, respectively, available through short-term lines of credit.  The aggregate outstanding amount of these lines of credit at December 31, 2007 and 2006 was approximately Ch$3.709 million and Ch$866 million, respectively.

b)             Current portion of long-term bank borrowings:

	At December 31,
	Currency or indexation adjustment: Foreign currencies
Bank	2007	2006
	ThCh$	ThCh$

Banco Alfa	118,264	5,040
BankBoston	2,168	11,344
Banco Votorantim	1,929	—
Banco Santander	—	454,933
Total	122,361	471,317
Principal due	119,201	388,151
Weighted average annual interest rate	11.89%	15.66%

NOTE 16 - LONG-TERM BANK BORROWINGS

Long — term bank borrowings were as follows:

		At December 31,
		Current year-end						Prior year-end
		Years to maturity
Bank	Currency	2009	2010	2011	2012	Total long-term at year-end	Average annual interest rate	Total long-term at year-end	Average annual interest rate
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%

Banco Votorantim	R$	—	229,187	116,136	109,469	454,792	9.40	—	—
Banco Alfa	R$	118,100	118,100	49,653	—	285,853	10.79	445,894	15.59
Banco Boston	R$	—	—	—	—	—	—	3,077	16.02
Total		118,100	347,287	165,789	109,469	740,645	9.94	448,971	15.59

NOTE 17 - BONDS PAYABLE

1             Details of bonds payable are as follows:

							Next			Placement
Instrument subscription or		Nominal		Interest		Interest	capital	Par value		in Chile
identification number	Series	value	Currency	rate	Maturity date	paid	amortization	2007	2006	or abroad
				%				ThCh$	ThCh$

Current portion of bonds payable
Yankee bonds	A	—	US$	7.000	October 1, 2007	Half -yearly	Oct. 2007	—	18,661,596	Foreign
Yankee bonds	B	2,000,000	US$	7.625	October 1, 2027	Half -yearly	Oct. 2027	18,944	43,600	Foreign
Register 254 SVS June 13, 2001	A	330,000	UF	6.200	June 1, 2008	Half -yearly	June 2008	6,508,446	13,096,776	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half -yearly	Dec. 2009	387,080	388,472	Chile
Total current maturities								6,914,470	32,190,444

Long - term portion of bonds payable
Yankee bonds	B	2,000,000	US$	7.625	October 1, 2027	Half -yearly	Oct. 2027	993,780	2,287,152	Foreign
Register 254 SVS June 13, 2001	A	330,000	UF	6.200	June 1, 2008	Half -yearly	June 2008	—	6,498,779	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half -yearly	Dec. 2009	72,603,842	72,865,107	Chile
Total long-term								73,597,622	81,651,038

Accrued interest included in current portion of bonds payable on the consolidated balance sheets amounted to ThCh$ 438,992 and ThCh$ 852,249 at December 31, 2007 and 2006, respectively.

2             Scheduled maturities of the long-term bonds payable at December 31, 2007 were as follows:

	Years to maturity						Total long-term
	Series	2009	2010	2011	2012	Thereafter	at year-end
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Yankee Bonds	B	—	—	—	—	993,780	993,780
Register 254 SVS June 13, 2001	B	2,135,407	4,270,814	4,270,814	4,270,814	57,655,993	72,603,842
Total		2,135,407	4,270,814	4,270,814	4,270,814	58,649,773	73,597,622

The Company’s restrictions regarding the issue of bonds are set forth in Note 26.

3                  The risk classification of outstanding bonds is as follows:

Bonds issued in the US market:

A-	:	Rating issued by Fitch Ratings
BBB+	:	Rating issued by Standard & Poor’s

Bonds issued in the local market:

AA	:	Rating issued by Fitch Chile
AA	:	Rating issued by Feller & Rate

4                  Bond repurchases

During 2000, 2001, 2002 and 2007, the Company repurchased bonds it issued in the U.S. market, through its subsidiary Abisa Corp S.A.(formerly Pacific Sterling), for a total amount of US$ 198 million of the US$ 200 million aggregate principal amount issued. The bonds purchased by Abisa Corp S.A. have not been canceled and remain outstanding. The related asset and liability have been eliminated on consolidation.

5                  Bonds issued by Rio de Janeiro Refrescos Ltda.

The Company’s subsidiary Refrescos issued bonds for US$ 75 million maturing in December 2012 which requires semiannual interest payments. At December 31, 2007 and 2006, those bonds are owned by the Company’s subsidiary Abisa Corp S.A. (formerly Pacific Sterling).  Consequently, the related asset and liability have been eliminated on consolidation.

NOTE 18 - OTHER ACCRUED LIABILITIES

Other accrued liabilities at each year-end consisted of the following:

	At December 31,
	Short – term		Long – term
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Staff severance indemnities and retention plan	708,748	681,047	6,425,121	6,007,790
Contingency provisions	47,660	86,291	2,480,194	2,985,941
Provision for Brazilian banking taxes (1)	2,718,815	2,331,401	8,022,638	9,370,035
Total	3,475,223	3,098,739	16,927,953	18,363,766

(1)          In 1999, the Company’s subsidiary Rio Janeiro Refrescos Ltda. brought a tax lawsuit against the Brazilian Treasury for alleged unconstitutionality in the collection of the tax called CPMF (Contribuição Provisória sobre Movimentação Financeira) on the debits and credits to bank current accounts. While the subsidiary obtained a provisional suspension of said payments from the Courts of Justice, the corresponding tax obligation was still provisioned. In November 2006, the Courts of Justice ruled the constitutionality of the referred tax and Refrescos came to an agreement with the Brazilian Treasury to divide payments in 60 installments.

NOTE 19 - STAFF SEVERANCE INDEMNITIES AND RETENTION PLAN

Movements in the provision for staff severance indemnities and retention plan were as follows:

	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Beginning balance	6,227,968	5,874,385	2,979,801
Provision for the period	1,074,404	1,001,129	3,276,798
Payments	(168,503)	(186,677)	(258,851)
Ending balance	7,133,869	6,688,837	5,997,748

NOTE 20 - OTHER LONG-TERM LIABILITIES

Other long – term liabilities at each year-end consisted of the following:

	At December 31,
	2007	2006
	ThCh$	ThCh$

Deposits for containers	9,181,721	9,345,222
Other	3,082,965	1,475,020
Total	12,264,686	10,820,242

NOTE 21 - MINORITY INTEREST

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Composition of Minority interest:

Vital Aguas S.A.	1,278,073	1,236,030	1,206,118
Embotelladora del Atlántico S.A.	9,055	21,458	19,250
Andina Inversiones Societarias S.A.	16	40	62
Total	1,287,144	1,257,528	1,225,430

Composition of Income attributable to minority interest:

Vital Aguas S.A.	(42,044)	(29,911)	14,947
Embotelladora del Atlántico S.A.	(751)	(1,873)	(1,599)
Andina Inversiones Societarias S.A.	(6)	(3)	(2)
Total.	(42,801)	(31,787)	13,346

NOTE 22 - SHAREHOLDERS’ EQUITY

a)              The movements in shareholders’ equity of the Company during each of the three years ended December 31, 2007 were as follows:

	Paid-in capital	Other reserves	Retained earnings from prior years	Net income for the year	Interim dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

At January 1, 2005	191,027,986	14,574,144	56,671,256	40,158,726	(11,583,482)	290,848,630
Prior year income allocation	—	—	28,575,244	(40,158,726)	11,583,482	—
Dividends paid	—	—	(59,711,964)	—	(11,495,351)	(71,207,315)
Price-level restatement of equity	6,877,008	524,669	799,819	—	(145,608)	8,055,888
Cumulative translation adjustment of foreign investments	—	(15,299,958)	—	—	—	(15,299,958)
Net income for the year	—	—	—	56,039,346	—	56,039,346
At December 31, 2005	197,904,994	(201,145)	26,334,355	56,039,346	(11,640,959)	268,436,591

Balance at December 31, 2005 restated in constant Chilean pesos of December 31, 2007	217,013,513	(220,566)	28,877,042	61,450,170	(12,764,940)	294,355,219

At January 1, 2006	197,904,994	(201,145)	26,334,355	56,039,346	(11,640,959)	268,436,591
Prior year income allocation	—	—	44,398,387	(56,039,346)	11,640,959	—
Dividends paid	—	—	(61,053,087)	—	(13,411,243)	(74,464,330)
Price-level restatement of equity	4,156,005	(4,224)	325,381	—	(26,822)	4,450,340
Cumulative translation adjustment of foreign investments	—	1,955,644	—	—	—	1,955,644
Net income for the year	—	—	—	74,355,094	—	74,355,094
At December 31, 2006	202,060,999	1,750,275	10,005,036	74,355,094	(13,438,065)	274,733,339

Balance at December 31, 2006 restated in constant Chilean pesos of December 31, 2007	217,013,513	1,879,795	10,745,409	79,857,372	(14,432,482)	295,063,607

At January 1, 2007	202,060,999	1,750,275	10,005,036	74,355,094	(13,438,065)	274,733,339
Prior year income allocation	—	—	60,917,029	(74,355,094)	13,438,065	—
Dividends paid	—	—	(60,917,378)	—	(16,764,054)	(77,681,432)
Price-level restatement of equity	14,952,514	129,522	1,166,767	—	(430,277)	15,818,526
Cumulative translation adjustment of foreign investments	—	(13,323,239)	—	—	—	(13,323,239)
Net income for the year	—	—	—	81,601,944	—	81,601,944
At December 31, 2007	217,013,513	(11,443,442)	11,171,454	81,601,944	(17,194,331)	281,149,138

b)             Number of shares:

Series	Subscribed shares	Paid-in shares	Shares with voting rights

A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

The preferential rights of each series of shares are as follows:

•                  Series A:            The right to elect 6 of the 7 directors and their respective alternates.

•                  Series B:              The right to receive 10% more of all dividend distributions than Series A shareholders and to elect 1 of the 7 directors.

b)        Capital:

Series	Subscribed capital	Paid-in capital
	ThCh$	ThCh$

A	108,506,756	108,506,756
B	108,506,757	108,506,757

Total	217,013,513	217,013,513

d)        Other reserves:

Other reserves at each year-end were as follows:

	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Reserve for cumulative translation adjustments (1)	(12,527,145)	796,092	(1,304,271)
Reserve for technical reappraisal of property, plant and equipment	67,287	182,566	182,566
Other reserves	1,016,416	901,137	901,139

Total	(11,443,442)	1,879,795	(220,566)

(1)          The reserve for cumulative translation adjustments complies with Technical Bulletin No. 64 of  the Chilean Institute of Accountants and Official letter No. 5,294 issued by the SVS.

The composition of this reserve was as follows:

Subsidiary	Balance at January 1, 2007	Foreign exchange losses generated during the year	Release / transfers of reserve(*)	Balance at December 31, 2007
	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda	(840,476)	(9,366,852)	2,632,526	(7,574,802)
Embotelladora del Atlántico S.A.	1,636,568	(7,533,072)	944,161	(4,952,343)

Total	796,092	(16,899,924)	3,576,687	(12,527,145)

(*)         During 2007, the Company received dividend payments from its subsidiary Rio de Janeiro Refrescos Ltda. for ThCh$31,040,621. In 2007 it also received   capital remittances from Embotelladora del Atlántico S.A. for ThCh$26,657,617. The dividends distribution and the capital remittances triggered a pro-rata recognition in income of the cumulative translation reserve.

Subsidiary	Balance at January 1, 2006	Foreign exchange gains generated during the year	Release / transfers of reserve (*)	Balance at December 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda	(2,445,480)	1,461,626	143,378	(840,476)
Embotelladora del Atlántico S.A.	1,141,209	495,359	—	1,636,568

Total	(1,304,271)	1,956,985	143,378	796,092

(*)             During 2006, the Company received dividend payments from its subsidiary Rio de Janeiro Refrescos Ltda. for ThCh$18,535,847. The dividends distribution triggered a pro-rata recognition in income of the cumulative translation reserve.

Subsidiary	Balance at January 1, 2005	Foreign exchange losses generated during the year	Release / transfers of reserve	Balance at December 31, 2005
	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda	8,745,665	(11,191,145)	—	(2,445,480)
Embotelladora del Atlántico S.A.	6,727,294	(5,586,085)	—	1,141,209

Total	15,472,959	(16,777,230)	—	(1,304,271)

NOTE 23 - OTHER NON-OPERATING INCOME AND EXPENSES

Other non-operating income during each year was as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Reversal of PIS - COFINS tax provision (1)	—	4,488,874	—
Tax recoveries - Pis Cofins	1,371,898	—	—
Recovery of prior year taxes	2,712,775	—	—
Reversal of impairment loss on fixed asset (2)	4,596,549	—	—
Adjustments to guarantees received for containers	351,022	526,341	—
Gain on sale of Vital Aguas S.A.’s shares	—	—	4,265,980
Gain on sale of plant, property and equipment	—	—	293,695
Other income	299,723	668,013	269,859
Subtotal	9,331,967	5,683,228	4,829,534
Translation adjustment (3)	2,798,216	433,873	3,189,550

Total	12,130,183	6,117,101	8,019,084

Other non-operating expenses during each year were as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Obsolescence and write-offs of property, plant and equipment	(1,025,649)	(3,989,887)	(1,220,937)
Loss on sale of property, plant and equipment	(146,702)	(2,285,690)	—
Provision for labor, tax and commercial lawsuits	(703,079)	(803,070)	(597,017)
Lawsuit fees	—	(470,261)	(551,464)
Cumulative translation reserve realized (4)	(3,580,267)	(143,378)	—
Provision for equity investee Centralli Refrigerantes S.A.	—	(69,228)	(66,689)
Provision for PIS - COFINS	—	—	(2,500,382)
Provision for staff severance indemnities and retention plan	—	—	(2,636,120)
Other expenses	(1,079,196)	(168,807)	(912,671)

Total	(6,534,893)	(7,930,321)	(8,485,280)

(1)          The Company’s subsidiary Rio de Janeiro Refrescos Ltda. contested in the courts the increase in the calculation basis of Social Integration Program – (“PIS”) and Social Contribution on Revenues (“COFINS”). The final sentence for this case was passed on November 6, 2006 by the Supreme Court of last resort and was favorable to the Company. Based on this decision, the Company reversed the provision recorded.

(2)          During 2007, the Company evaluated the estimated future cash flows expected from its plants.  As a result of the evaluation, the Company concluded that a previous impairment provision on some of its plants was no longer required.  Accordingly, such provision was reversed with effect in earnings.

(3)          Refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are recorded on the consolidated statements of income under Other non-operating income or expenses, as appropriate.

(4)          During 2007 and 2006, the Company received dividend payments from its subsidiary Rio de Janeiro Refrescos Ltda. for ThCh$31,040,621 and ThCh$18,535,847 respectively. In 2007 it also received   capital remittances from Embotelladora del Atlántico S.A. for ThCh$26,657,617. The dividends distribution and the capital remittances triggered a pro-rata recognition in income of the cumulative translation reserve.

NOTE 24 - FOREIGN CURRENCY

At December 31, 2007 and 2006, the Company had the following assets and liabilities denominated or measured in U.S. dollars, Brazilian reals and Argentine pesos, which have been translated into Chilean pesos in accordance with Note 1 d) and 1 t):

	2007			2006
	US dollars	Brazilian reals	Argentine pesos	US dollars	Brazilian reals	Argentine pesos
	(in thousands)			(in thousands)
Assets
Cash	5,113	45,492	12,361	1,040	37,293	7,728
Time deposits	36	353	—	6,277	11,198	6,000
Marketable securities (net)	88,027	—	11,391	38,280	—	—
Receivables (net)	253	122,784	40,789	4,496	105,879	19,891
Inventories	2,054	44,980	34,841	2,649	40,625	34,144
Other current assets	36,196	53,677	8,286	28,010	31,721	11,658
Property, plant and equipment	164,178	—	—	151,114	—	—
Investments in unconsolidated affiliates	—	18,199	—	2,227	6,242	—
Investments in other companies	178	—	—	25	—	—
Goodwill (net)	112,655	—	—	126,519	—	—
Other long-term assets	1,086	53,173	18,887	190,270	25,692	23,007
Total assets	409,776	338,658	126,555	550,907	258,650	102,428

	2007			2006
	US Dollars	Brazilian Reals	Argentine pesos	US dollars	Brazilian reals	Argentine pesos
	(in thousands)			(in thousands)
Liabilities
Obligations with banks and financial institutions	—	6,676	10,596	—	13,441	—
Accounts payable	5,322	100,034	94,079	3,219	89,122	60,785
Other accrued liabilities	—	41,647	9,752	—	48,254	9,716
Bonds payable	2,038	—	—	36,714	—	—
Other	—	108,438	63,922	872	37,015	43,490
Total liabilities	7,360	256,795	178,349	40,805	187,832	113,991
Total net assets (liabilities)	402,416	81,863	(51,794)	510,102	70,818	(11,563)

NOTE 25 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions or events to consider which have not been revealed in these financial statements and accompanying notes.

The following are investing and financing activities during the period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments:

	For the years ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Investing activities:
Fixed assets additions	5,982,941	5,371,709	3,265,091
Sale of property, plant and equipment	3,015	14,368	72,274

Financing activities:
Dividend payment	5,588,018	4,801,225	4,201,758

NOTE 26 - DERIVATIVE CONTRACTS

For the year ended December 31, 2007, the Company recorded a net gain from derivative instruments of ThCh$ 13,383,114 as Financial income in the consolidated statements of income (ThCh$ 1,148,083 for the year ended December 31, 2006 and ThCh$ 10,138,566 for the year ended December 31, 2005).

The Company had the following derivative contracts at December 31, 2007 (individual contracts are aggregated and presented according to the quarter they will mature):

			Net carrying	Deferred
Derivative	Maturity	Description	values	gain/(loss)
			ThCh$	ThCh$
Cross-Currency Swap	I Quarter 2008	Currency exchange US$/UF	4,741,627	—
Cross-Currency Swap	II Quarter 2008	Currency exchange US$/UF	4,778,401	—
Cross-Currency Swap	III Quarter 2008	Currency exchange US$/UF	7,874,837	13,042
Forward contract	I Quarter 2008	Currency exchange US$	—	(89,507)
Forward contract	II Quarter 2008	Currency exchange US$	—	(131,057)
Forward contract	III Quarter 2008	Currency exchange US$	—	(19,765)
Forward contract	IV Quarter 2008	Currency exchange US$	—	(56,982)
Forward contract	I Quarter 2009	Currency exchange US$	—	(19,953)
Futures contract	I Quarter 2008	Sugar sales	90,964	140,019
Total			17,485,829	(164,203)

As of December 31, 2007, total notional amounts for derivative contracts outstanding were:

Cross-currency swaps:	US$54,210,000 and UF 2,253,744
Forward contracts:	US$94,630,000 (Buy) and US$21,000,000 (Sell)
Futures contracts:	4,150 tons.

The Company had the following derivative contracts at December 31, 2006 (individual contracts are aggregated and presented according to the quarter they will mature):

			Net carrying	Deferred
Derivative	Maturity	Description	values	gain/(loss)
			ThCh$	ThCh$
Cross-Currency Swap	I Quarter 2007	Currency exchange US$/UF	1,274,010	5,899
Cross-Currency Swap	III Quarter 2007	Currency exchange US$/UF	1,277,933	121,062
Cross-Currency Swap	IV Quarter 2007	Currency exchange US$/UF	10,039,264	1,302,303
Cross-Currency Swap	I Quarter 2008	Currency exchange US$/UF	3,808,943	468,834
Cross-Currency Swap	II Quarter 2008	Currency exchange US$/UF	3,784,326	612,461
Cross-Currency Swap	III Quarter 2008	Currency exchange US$/UF	6,086,947	804,146
Cross-Currency Swap	I Quarter 2013	Currency exchange US$/UF	2,548,004	951,460
Forward contract	I Quarter 2007	Currency exchange US$	—	(77,988)
Forward contract	II Quarter 2007	Currency exchange US$	—	(67,167)
Forward contract	III Quarter 2007	Currency exchange US$	—	34,183
Forward contract	IV Quarter 2007	Currency exchange US$	—	54,439
Futures contract	I Quarter 2007	Sugar sales	—	38,996
Futures contract	II Quarter 2007	Sugar sales	26,833	36,767
Futures contract	III Quarter 2007	Sugar sales	79,455	35,336
Futures contract	IV Quarter 2007	Sugar sales	75,626	60,462
Futures contract	I Quarter 2008	Sugar sales	89,565	72,523
Total			29,090,906	4,453,716

As of December 31, 2006, total notional amounts for derivative contracts outstanding were:

Cross-currency swaps:	US$ 149,210,000 and UF 5,773,977
Forward contracts:	US$ 38,289,000 (Buy) and US$ 38,067,470 (Sell)
Futures contracts:	17,150 tons.

NOTE 27 - COMMITMENTS AND CONTINGENCIES

a.          Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations.  Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or results of operations.  Current lawsuits are described below:

1)              Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions at December 31, 2007 for any probable loss contingency arising from these lawsuits amounted to ThCh$ 1,538,745.  Management believes, based on the opinion of its legal counsel, that these lawsuits will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

2)              Refrescos faces labor, tax and other legal proceedings. Accounting provisions at December 31, 2007 for any probable loss contingency arising from these lawsuits amounted to ThCh$ 941,439.  Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the  Company’s consolidated financial position, operating results or cash flows when resolved in the future.

3)              Andina faces labor, tax, commercial and other legal proceedings.  Accounting provisions for any probable loss contingency arising from these lawsuits amounted to ThCh$ 20,424 at December 31, 2007. Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

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

At December 31, 2007 and 2006 the Company was in compliance with the aforementioned covenants.

c.     Direct guarantees and restricted assets

Direct guarantees and restricted assets at December 31, 2007 were as follows:

	Debtor		Assets involved		Book	Balances pending payment at year end		Year of expiration December 31,
Guarantee creditor	Name	Relation	Guarantee	Type	Value	2007	2006	2008	2009
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Real estate property	11,190,568	11,391,888	10,860,605	—	—

Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Judicial deposit	9,575,388	—	—	—	—

Aga S.A.	Embotelladora Andina S.A.	Parent company	Performance bond	Perfomance bond	—	—	171,536	—	149,067

Municipalidad de Santiago	Embotelladora Andina S.A.	Parent company	Performance bond	Perfomance bond	—	—	11,019	—	10,981

Escuela Militar	Embotelladora Andina S.A.	Parent company	Performance bond	Performance bond	—	—	—	328	—

Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Inventories	9,152	—	—	—	—

Aduana de CBA	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Inventories	534	—	—	—	—

Municipalidad de Maipú	Embotelladora Andina S.A.	Parent Company	Performance bond	Performance bond	—	—	—	—	—

Financial Futures and Options Exchange	Embotelladora Andina S.A.	Parent Company	Collateral guarantee	United States Treasury Notes	74,235	—	—	74,235	—

d.   Contractual obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by period
	Maturity
					More than
	2008	2009	2010	2011	4 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Long-term debt	122,361	118,100	347,287	165,789	109,469	863,006
Short-term debt	3,950,822	—	—	—	—	3,950,822
Bonds payable	6,914,470	2,135,407	4,270,814	4,270,814	62,920,587	80,512,092
Purchase obligations	577,632	84,450	44,835	16,833	—	723,750
Brazilian banking taxes	2,718,815	2,831,519	2,831,519	2,359,600	—	10,741,453

Subtotal-included in our balance sheet	14,284,100	5,169,476	7,494,455	6,813,036	63,030,056	96,791,123

Operating lease obligations	1,464,983	—	—	—	—	1,464,983
Purchase obligations	18,526,934	9,012,828	705,805	315,149	—	28,560,716
Other	6,249,675	5,633,863	5,020,203	4,391,211	30,990,516	52,285,468
Subtotal-not included in our
balance sheet	26,241,592	14,646,691	5,726,008	4,706,360	30,990,516	82,311,167

Total contractual obligations	40,525,692	19,816,167	13,220,463	11,519,396	94,020,572	179,102,290

NOTE 28 - GUARANTEES RECEIVED FROM THIRD PARTIES

Guarantees received from third parties at December 31, 2007 were as follows:

Guarantor	Type of Guarantee	Amount	Currency	Transaction

Russel W. Coffin	Letter of credit	52,113,600	US$	Purchase of Nitvitgov Refrigerantes S.A.
Confab	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Other Clients	Deposits	3,223,190	US$	Guaranty over containers
Compañía Azucarera Concepción	Guaranty insurance	2,940,314	US$	Supplier
Soc. Com. Champfer	Mortgage	1,677,103	US$	Distributor credit
Mac Coke Dist. Beb.	Mortgage	1,179,924	US$	Distributor credit
Franciscana Dist.	Mortgage	824,253	US$	Distributor credit
Dist Real Cola -229628	Mortgage	796,026	US$	Distributor credit
Zulemar Comercio de Bebidas	Mortgage	663,355	US$	Distributor credit
Asxt Fluminense Dist. Bebidas	Mortgage	660,532	US$	Distributor credit
Aga S.A.	Receipt	600,000	US$	Supplier agreement
Rosas de Casimiro	Mortgage	491,165	US$	Distributor credit
Motta Distribuidora de Bebidas	Mortgage	479,874	US$	Distributor credit
Aguiar Dist. de Bebidas	Mortgage	462,937	US$	Distributor credit
Atanor - S.C.A	Guaranty insurance	330,785	US$	Supplier
Ledesma – S.A.A.I.	Guaranty insurance	632,837	US$	Supplier
Soberana De Carmo Dist Beb	Mortgage	282,279	US$	Distributor credit
Catering Argentina S.A.	Guaranty insurance	116,769	US$	Supplier

NOTE 29 - SUBSEQUENT EVENTS

•                  On January 31, 2008 Embotelladora Andina S.A. (“Andina”) signed a new Bottler Agreement for its Chilean operations, for a 5 year-term beginning January 1, 2008.  The new agreement, called NEW BA, does not significantly differ from the agreements previously signed by Andina´s bottlers in the other countries where it has operations.

•                  On April 24, 2008, final dividend N° 160 was paid from 2007 revenues as follows:

a)     Ch$9.13 for each series A share; and

b)    Ch$10.043 for each series B share.

On May 14, 2008, final additional dividend number 161 was paid from retained earnings as follows:

a)              Ch$60.00 for each series A share; and

b)     Ch$66.00 for each series B share.

•                  No other significant events have occurred between December 31, 2007 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

NOTE 30 – DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

1      Differences in measurement methods

a)     Inflation accounting

The cumulative inflation rate in Chile as measured by the CPI in the three-year period ended December 31, 2007 was approximately 13.7%.

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

The price-level restatement was determined under Chilean GAAP by restating the following non-monetary assets and liabilities as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Shareholders’ equity	(15,818,526)	(4,779,665)	(8,833,717)
Liabilities	(9,849,762)	(3,385,792)	(6,420,209)
Property, plant and equipment	6,122,335	1,600,049	2,959,077
Current assets	3,229,058	838,252	2,801,912
Other assets	13,884,646	5,937,823	10,636,257

Adjustment of balance sheet accounts	(2,432,249)	210,667	1,143,320
Adjustment of income statement accounts	(2,110,798)	(549,821)	(1,768,412)
Price level restatement expense	(4,543,047)	(339,154)	(625,092)

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

c)   Revaluation of property, plant and equipment

As described in Note 1 k), certain property, plant and equipment has been reported in the financial statements at amounts determined in accordance with a technical appraisal.  The revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown in the Chilean GAAP to U.S. GAAP reconciliation below under paragraph (o).

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

The effect of provisioning for deferred income taxes for the differences between the amounts shown for assets and liabilities in the consolidated balance sheets and the tax bases of those assets and liabilities under US GAAP and the remaining effects from the implementation of TB 60 are included in paragraph (o) below and certain disclosures required under SFAS No. 109 are set forth under paragraph 2 a) below.

e)   Accounting for investments in related companies

The Company began accounting for its 11.32% interest in Kaik Participacoes Ltda. under the equity method in 1999 as described in Note 12. In prior years, as appropriate financial information was not available, the Company accounted for this investment under the cost method. Under U.S. GAAP, as the Company only holds 11.32% interest and the investee’s shares do not trade on any exchange, the cost method has been applied for all years presented. The effects for the difference in accounting for this investment pursuant to the cost method of accounting for U.S. GAAP for all periods presented are included in the reconciliation of Chilean GAAP to U.S. GAAP included under paragraph (o) below.

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

SFAS No. 142 became effective for years beginning after December 15, 2001.  Accordingly,  goodwill amortization was ceased for U.S. GAAP purposes beginning in 2002.  The effects of eliminating goodwill amortization recognized for Chilean GAAP purposes are included in the reconciliation of Chilean GAAP to U.S. GAAP under paragraph (o) below.

g)   Joint venture accounting

In accordance with Chilean GAAP, in June 2001 the Company recognized a gain of ThCh$ 7,001,192 on the sale of property, plant and equipment to CMF upon the formation of this joint venture with Cristalerías.  In addition, the Company wrote-off the basis difference of ThCh$ 2,069,881 between its investment in and its share of the net equity of the joint venture.  Accordingly, the Company recognized a net gain before income taxes of ThCh$ 4,931,311.

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

For the purposes of SFAS No. 115, the Company’s long-term investments in bonds are classified as available for sale securities and time deposits are classified as held-to-maturity. The effect of the difference between Chilean GAAP and U.S. GAAP in accounting for the Company’s long-term investments in bonds is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (o) below.

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

j)    Accumulated translation adjustment of foreign investments

As described in Notes 22 and 23, the Company recognized a gain upon the realization of a portion of its accumulated translation adjustment of foreign investments account in accordance with Technical Bulletin No. 64.  Under Chilean GAAP, a partial liquidation of an investment in a foreign entity is deemed to have occurred upon the repatriation of capital or of earnings in excess of net income for the year.  In the case of a partial liquidation, the proportionate share of the accumulated translation adjustment of foreign investments account related to the foreign investment should be reversed and recorded in the results of the period.

During 2007, the dividends paid by the Company’s subsidiary Río de Janeiro Refrescos Ltda. and the capital remittances from Embotelladora del Atlántico S.A., generated a loss of ThCh$ 3,576,687 due to the reversal of the cumulative translation reserve.

Under U.S. GAAP as set forth in SFAS No. 52, “Foreign Currency Translation”, the accumulated translation adjustment of foreign investments account is realized in the results of the period only upon the sale or upon the complete or substantially complete liquidation of an investment in a foreign entity.  The effect of reversing this loss is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (o) below.

k)   Derivative financial instruments

At December 31, 2007, 2006 and 2005, the Company had derivative contracts consisting of forward contracts to purchase US dollars and cross-currency swap agreements (UF/US$).  The forward contracts were obtained to protect the Company from foreign exchange risk, mainly with respect to future purchases of raw materials denominated in US dollars.  The cross-currency swap agreements were obtained to mitigate foreign exchange risk with respect to the US dollar-denominated bond investments held by the Company.  In 2006, the Company also entered into futures contracts for the sale of sugar.  This contracts will expire in March 2008.  These contracts were obtained to hedge the changes in the fair value of purchase commitments originated by market fluctuations in the price of sugar.

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

The Company has not completed the documentation necessary to qualify the contracts designated as hedges for Chilean GAAP purpose, as hedges for U.S. GAAP purposes.  Accordingly, the unrealized loss deferred under Chilean GAAP of ThCh$ 164,203 in 2007 (gain deferred of ThCh$ 4,453,716 in 2006) represents a difference from U.S. GAAP that is included in paragraph (o) below.  Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 e).

l)                 Mandatory dividend

As required by the Chilean Company law, unless otherwise decided by the holders of a majority of the shares represented at the General Shareholders’ Meeting, the Company has to distribute a cash dividend in an amount equal to at least 30% of the Company’s net income under Chilean GAAP.  Since the payment of the dividend out of each year’s net income is a legal requirement in Chile, an accrual would have been made for US GAAP purposes to recognize the dividend obligation under Chilean law.  The effect of this accrual would be to decrease Shareholders’ equity by ThCh$ 7,286,252 and ThCh$ 9,524,730 at December 31, 2007 and 2006 respectively.

m)           Reversal of impairment loss on fixed assets

In previous years the Company recorded an asset impairment related to some of its plants.  The impairment considered a projection of losses associated with the use of certain production lines and on-going cash flows deficits.  In 2007, the Company’s estimates of future cash flows associated with these plants’ existing service potencial resulted in the reversal of impairment losses previously recognized amounting to ThCh$ 4,596,549, with the effect being included in Other non-operating income in the consolidated statement of income.  Under USGAAP, the restoration of a previously recognized impairment loss for a depreciable long-lived asset is prohibited.

n)             Initial application of SAB 108

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

	Period in which the misstatement originated(1)
	Cumulative prior to January 1,	Year ended December 31,		Adjustment recorded as of January 1,
	2004	2004	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Deferred tax liability(2)	3,627,363	1,427,210	2,096,766	7,151,339
Impact on other comprehensive income (2)	—	222,358	407,159	629,517
Impact on net income(3)	3,627,363	1,649,568	2,503,925	7,780,856
Retained earnings(4)				7,151,339

(1)          The Company previously quantified this misstatement under the roll-over method and concluded that it was immaterial.

(2)          Under U.S. GAAP, the Company’s subsidiary Refrescos was not recognizing a deferred tax liability on foreign exchange gains generated by its US$75 million bonds maturing in December 2012 as required by SFAS 109. As a result of this misstatement, the Company’s income tax expense was understated by ThCh$ 3,627,364 in years prior to 2004, by ThCh$ 1,649,568 in 2004 and by ThCh$ 2,503,925 in 2005 and the cumulative translation adjustment (included in other comprehensive income) was understated by ThCh$ 222,358 in 2004 and by ThCh$ 407,159 in 2005. The Company recorded a ThCh$ 7,151,339 increase in its deferred tax liability as of January 1, 2006 with a corresponding reduction in retained earnings to correct this misstatement.

(3)          Represents the net over-statement of net income for the indicated periods resulting from this misstatement.

(4)          Represents the net reduction to retained earnings recorded under U.S. GAAP as of January 1, 2006 to give effect to the initial application of SAB 108.

Under Chilean GAAP, the deferred tax liability on the referred foreign exchange gain was recorded with a corresponding charge to the income tax expense in the consolidated statement of income for the year 2006. Before 2006, the initial difference between taxable income and accounting income related to the aforementioned foreign exchange was not deemed to reverse until indefinite future periods or was never deemed to reverse, thus, no deferred tax liability was recorded under Chilean GAAP. The effect of the difference in accounting between Chilean GAAP and U.S. GAAP for deferred taxes on the related foreign exchange gain and the initial application of SAB 108 is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (o) below.

o)        Effects of conforming to U.S. GAAP

The adjustments to reported net income for the periods indicated required to conform with U.S. GAAP are as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP financial statements	81,601,944	79,857,372	61,450,170
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	1,882	5,718	11,027
Adjustment to deferred income tax provision (paragraph d)	2,077,902	(12,760,594)	9,221,133
Difference in accounting for investments in related companies (paragraph e)	565,057	(242,059)	(400,678)
Amortization of goodwill (paragraph f)	6,502,674	6,983,589	6,830,343
Joint venture accounting (paragraph g)	460,440	460,440	460,440
Accumulated translation adjustment of foreign investments (paragraph j)	3,576,687	143,378	—
Derivative financial instruments (paragraph k)	(4,617,919)	311,844	4,870,982
Reversal of impairment loss on fixed assets (paragraph m)	(4,596,549)	—	—
Initial application of SAB 108 (paragraph n)	—	7,780,856	—

Net income in accordance with U.S. GAAP	85,572,118	82,540,544	82,443,417

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Components of other comprehensive (loss) income:
Cumulative translation adjustment for foreign investments	(16,899,924)	1,956,985	(16,777,230)
Effect on cumulative translation adjustment of initial application of SAB 108 (paragraph m)	—	(629,517)	—
Unrealized (loss) gain on investment securities, net of applicable income tax expense (benefit) of ThCh$ 52,680 in 2007, ThCh$ 2,760 in 2006 and ThCh$ (741,637) in 2005 (paragraph h)	877,234	(664,590)	(3,585,269)

Subtotal other comprehensive income (loss)	(16,022,690)	662,878	(20,362,499)

Comprehensive income (loss) in accordance with U.S. GAAP (paragraph 2 b)	69,549,428	83,203,422	62,080,918

Accumulated other comprehensive income amounted to ThCh$ 13,649,081, ThCh$ 29,671,771 and ThCh$ 29,008,893 as of December 31, 2007, 2006 and 2005, respectively.

The changes in other comprehensive income (loss) determined under U.S. GAAP were as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Other comprehensive income (loss), before income tax:
Cumulative translation adjustment for foreign investments	(16.899,924)	1,956,985	(16,777,230)
Effect on cumulative translation adjustment of initial application of SAB 108	—	(629,517)	—
Unrealized gains (losses) on securities
Unrealized holding gains (losses) arising during period	929,914	(661,830)	(1,571,861)
Less: Reclassification adjustment for losses included in net income	—	—	(2,755,044)
Other comprehensive income (loss), before income tax	(15,970,010)	665,638	(21,104,135)
Income tax related to items of other comprehensive income	(52,680)	(2,760)	741,637
Other comprehensive income (loss), net of income tax	(16,022,690)	662,878	(20,362,498)

The Company’s earnings per share under U.S. GAAP are as follows:

	For the year ended December 31,
	2007		2006		2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Series A	Series B	Series A	Series B	Series A	Series B

Basic and diluted net income per share	107.20	117.91	103.40	113.73	103.28	113.60
Weighted average number of common stock outstanding (thousands of shares)	380,137	380,137	380,137	380,137	380,137	380,137

Since Series B shares are entitled to a 10% higher dividend than Series A shares, Series B shareholders are entitled to 52.38% of earnings, and Series A shareholders are entitled to 47.62% of earnings.  In accordance to this calculation, earnings per share are composed as follows for the periods indicated:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Net income in accordance with U.S. GAAP	85,572,118	82,540,544	82,443,417
(less): Income available to Series B	(44,822,675)	(43,234,737)	(43,183,861)
Basic EPS
Income available to Series A	40,749,443	39,305,807	39,259,556
Weighted average number of common shares outstanding (thousands of shares) Series A	380,137	380,137	380,137
Basic and diluted net income per share Series A	107.20	103.40	103.28
Basic EPS
Income available to Series B	44,822,675	43,234,737	43,183,861
Weighted average number of preferred shares outstanding (thousands of shares) Series B	380,137	380,137	380,137
Basic and diluted net income per share Series B	117.91	113.73	113.60

The adjustments required to conform shareholders’ equity to U.S. GAAP are as follows:

	At December 31,
	2007	2006
	ThCh$	ThCh$
Shareholders’ equity as shown in the Chilean GAAP financial statements	281,149,138	295,063,607
Reversal of revaluation of property, plant and equipment, net of depreciation (paragraph c)	(1,537,135)	(1,539,017)
Adjustment to deferred income tax provision (paragraph d)	(350,940)	(2,376,162)
Difference in accounting for investments in related companies (paragraph e)	1,758,383	1,193,326
Amortization of goodwill (paragraph f)	30,938,636	24,435,962
Joint venture accounting (paragraph g)	(1,841,754)	(2,302,194)
Unrealized gain (loss) on investment securities (paragraph h)	10,271	(919,643)
Derivative financial instruments (paragraph k)	(164,203)	4,453,716
Minimum dividend (paragraph l)	(7,286,252)	(9,524,730)
Reversal of impairment loss on fixed assets (paragraph m)	(4,596,549)	—
Shareholders’ equity in accordance with U.S. GAAP	298,079,595	308,484,864

The changes in shareholders’ equity determined under U.S. GAAP were as follows:

ThCh$
BALANCE AT DECEMBER 31, 2004	341,856,415

Distribution of dividends	(80,730,475)
Increase in cumulative translation adjustment of foreign investments	(16,777,230)
Decrease in net unrealized losses on investment securities	(3,585,269)
Minimum dividend	(5,670,111)
Net income for the year	82,443,416

BALANCE AT DECEMBER 31, 2005	317,536,746

Adjustment to retained earnings for initial application of SAB 108 (paragraph n)	(629,517)
Distribution of dividends	(81,249,347)
Increase in cumulative translation adjustment of foreign investments	1,956,985
Effect on cumulative translation adjustment for initial application of SAB 108 (paragraph n)	(7,151,339)
Increase in net unrealized losses on investment securities	(664,590)
Minimum dividend	(3,854,618)
Net income for the year	82,540,544

BALANCE AT DECEMBER 31, 2006	308,484,864

Distribution of dividends	(82,193,175)
Increase in cumulative translation adjustment of foreign investments	(16,899,924)
Increase in net unrealized gains on investment securities	877,234
Minimum dividend	2,238,478
Net income for the year	85,572,118

BALANCE AT DECEMBER 31, 2007	298,079,595

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

The provisions for income taxes included in the consolidated statements of income were as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Current tax expense as per tax returns	(22,987,618)	(10,593,793)	(10,169,125)
Deferred tax expense as previously calculated under Chilean GAAP	(3,882,773)	(3,964,626)	794,639
Charge for the year under Chilean GAAP	(26,870,391)	(14,558,419)	(9,374,486)

U.S. GAAP adjustments: Deferred tax effect of applying SFAS 109 to Chilean GAAP results	2,077,902	(12,760,594)	9,221,133
Charge from continuous operations for the year under U.S. GAAP	(24,792,489)	(27,319,013)	(153,353)

The above table can be broken down into geographic sources as follows:

2007	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$

Current tax expense as per tax return	(12,439,732)	(6,577,486)	(3,970,400)	(22,987,618)
Deferred tax expense as previously calculated under Chilean GAAP	5,861,097	(7,985,586)	(1,758,284)	(3,882,773)
Charge for the year under Chilean GAAP	(6,578,635)	(14,563,072)	(5,728,684)	(26,870,391)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	804,522	305,691	967,689	2,077,902
Charge from continuous operations for the year under U.S. GAAP	(5,774,113)	(14,257,381)	(4,760,995)	(24,792,489)

2006	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$

Current tax expense as per tax return	(6,358,468)	(4,235,325)	—	(10,593,793)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(126,721)	(1,559,745)	(2,278,160)	(3,964,626)
Charge for the year under Chilean GAAP	(6,485,189)	(5,795,070)	(2,278,160)	(14,558,419)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	928,718	(13,673,050)	(16,262)	(12,760,594)
(Charge) benefit from continuous operations for the year under U.S. GAAP	(5,556,471)	(19,468,120)	(2,294,422)	(27,319,013)

2005	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$

Current tax expense as per tax return	(6,375,772)	(3,079,870)	(713,483)	(10,169,125)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	39,053	994,467	(238,881)	794,639
(Charge) benefit for the year under Chilean GAAP	(6,336,719)	(2,085,403)	(952,364)	(9,374,486)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	(347,098)	9,450,044	118,187	9,221,133
(Charge) benefit from continuous operations for the year under U.S. GAAP	(6,683,817)	7,364,641	(834,177)	(153,353)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	For the year ended December 31,
	2007	2006
	ThCh$	ThCh$
Deferred tax assets:
Tax loss carryforwards	3,649,664	6,380,975
Social contribution	1,313,879	2,169,413
Provision for labor and trade lawsuits	1,569,529	1,578,741
Provision for assets written-off	2,262,273	1,851,218
Allowance for doubtful accounts	337,187	269,167
Vacation accrual	215,299	202,537
Provisions for employee benefits	791,234	790,594
Joint venture accounting	476,081	595,102
Fair value of derivatives not considered to be hedge	51,962	—
Unrealized loss on investments securities	—	50,934
Other	786,966	1,105,270

Total deferred tax assets	11,454,074	14,993,951

Deferred tax liabilities:
Depreciation	5,900,926	4,515,134
Guarantees on bottles	—	2,412,480
Staff severance indemnities	193,511	271,815
Financial expenses	—	4,255,872
Fair value of derivatives not considered to be hedge	—	10,693
Unrealized loss on investments securities	1,747	—
Exchange rate difference	12,604,169	9,213,333
Other	245,518	167,565

Total deferred tax liabilities	18,945,871	20,846,892

Net deferred tax (liabilities) assets under U.S. GAAP	(7,491,797)	(5,852,941)

Net deferred tax liabilities under Chilean GAAP	(7,140,857)	(3,476,779)

Effect of U.S. GAAP adjustments on deferred income taxes	(350,940)	(2,376,162)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated according to U.S. GAAP as a result of the following:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Income tax provision at statutory Chilean tax rates	18,761,983	18,676,124	14,041,450
Increase (decrease) in provision resulting from:
Tax effects resulting from foreign operations	9,234,755	6,786,720	2,170,143
Permanent differences	(354,146)	6,665,281	(199,183)
Effect of remeasurement to U.S. dollars (Brazil and Argentina)	(950,758)	(139,776)	(1,085,787)
Change in valuation allowance	—	(2,567,489)	(14,489,873)
Adjustments in prior year income taxes	(373,906)	124,121	171,899
Other	(1,525,439)	(2,225,968)	(455,295)
Effective tax provision	24,792,489	27,319,013	153,354

The Chilean statutory first category (corporate) income tax rate was 17.0% for 2007, 2006 and 2005.  In accordance with Chilean law, the Company and each of its subsidiaries computes and pays income taxes on a separate basis.

The Brazilian federal statutory income tax rate was approximately 25% for 2007, 2006 and 2005.   Additionally, an additional surtax of 9% for 2007, 2006 and 2005 is charged in Brazil on net income with respect to a social contribution similar in nature to income tax.

The Argentine income tax rate was 35% for 2007, 2006 and 2005 in accordance with currently enacted tax legislation.

The Company had net operating tax loss carryforwards related to its Brazilian subsidiaries of approximately ThCh$ 14,598,628 at December 31, 2007 that can be carried forward indefinitely.

Tax loss carryforwards related to the Argentinean subsidiaries were fully utilized during 2007.

Tax years that remain subject to income tax audits by taxing authorities by country are as follows:

Chile	From 2005
Argentina	From 2003
Brazil	From 2002

Interest and penalties related to income tax liabilities are included in income tax expense.

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

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Cash	24,754,142	17,551,601	15,804,118
Time deposits	49,088,381	7,704,145	4,889,027
Money market funds	47,529,183	18,351,281	2,497,774
Securities purchased under agreements to resell	—	1,042,106	—
Total cash and cash equivalents	121,371,706	44,649,133	23,190,919

ii)              Additional cash flow disclosures required under U.S. GAAP that are shown net in Chilean GAAP are as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Short-term borrowings with banks and financial institutions	52,564,680	47,323,646	59,961,045
Long-term borrowings with banks and financial institutions	33,172	437,395	—
Repayment of short-term bank borrowings	(50,806,948)	(52,757,900)	(68,858,575)
Repayment of long-term bank borrowings	(521,424)	(23,688,481)	(23,879,201)
Net bank borrowings	1,269,480	(28,685,340)	(32,776,731)

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

A summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Soft drinks	559,300,469	517,345,962	445,358,295
Other beverages	71,014,867	62,828,656	52,743,524
Packaging	6,373,694	7,015,361	13,199,231
Subtotal	636,689,030	587,189,979	511,301,050

Intersegment sales:
Soft drinks	—	—	—
Other beverages	20,041,944	17,421,835	17,008,599
Packaging	11,388,770	11,792,209	10,904,029
Eliminations	(31,430,714)	(29,214,044)	(27,912,628)
Subtotal	—	—	—
Total revenue	636,689,030	587,189,979	511,301,050

Operating income:
Soft drinks	107,000,601	91,888,091	75,492,615
Other beverages	6,774,564	8,069,820	7,629,869
Packaging	1,719,177	2,138,778	2,307,896
Total operating income	115,494,342	102,096,689	85,430,380

Financial income:
Soft drinks	22,871,516	13,445,056	31,270,144
Other beverages	63,644	9,225	3,088
Packaging	—	5,383	2,694
Total financial income	22,935,160	13,459,664	31,275,926

Financial expenses:
Soft drinks	14,967,080	16,388,846	23,041,326
Other beverages	91,688	6,992	3,285
Packaging	102,260	114,633	106,025
Total financial expenses	15,161,028	16,510,471	23,150,636

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Share of income from unconsolidated affiliates:
Soft drinks	(276,974)	72,758	13,827
Other beverages	205,049	73,331	530,673
Packaging	740,423	407,617	299,338
Total share of income from unconsolidated affiliates Subtotal	668,498	553,706	843,838

Income tax expenses:
Soft drinks	25,823,581	14,185,321	6,683,864
Other beverages	377,836	395,696	1,992,734
Packaging	668,974	(22,598)	697,888
Total income tax expenses	26,870,391	14,558,419	9,374,486

Depreciation:
Soft drinks	27,085,609	29,487,713	29,589,444
Other beverages	1,215,103	1,177,946	1,233,176
Packaging	847,257	1,075,215	1,018,037
Total depreciation	29,147,969	31,740,874	31,840,657

Segment assets:
Soft drinks	281,628,830	373,103,504	387,249,286
Other beverages	10,665,332	10,238,963	15,152,178
Packaging	4,163,227	7,039,762	12,031,891
Total segment assets	296,457,389	390,382,229	414,433,355

Capital expenditures:
Soft drinks	53,880,905	37,611,954	28,994,987
Other beverages	1,569,174	1,797,043	730,003
Packaging	574,370	333,695	315,257
Total capital expenditures	56,024,449	39,742,692	30,040,247

A geographical summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Chile	244,655,928	236,055,836	227,742,140
Brazil	269,999,017	235,103,415	178,201,135
Argentina	122,034,085	116,030,728	105,357,775
Total revenue	636,689,030	587,189,979	511,301,050

Operating income:
Chile	52,114,557	51,711,697	50,983,609
Brazil	49,437,206	37,514,506	22,457,743
Argentina	13,942,579	12,870,486	11,989,028
Total operating income	115,494,342	102,096,689	85,430,380

Financial income:
Chile	20,421,952	7,760,866	26,373,273
Brazil	2,170,107	5,606,319	4,025,841
Argentina	343,101	92,479	876,812
Total financial income	22,935,160	13,459,664	31,275,926

Financial expenses:
Chile	9,497,447	9,673,363	14,682,925
Brazil	3,626,265	4,191,961	3,472,461
Argentina	2,037,316	2,645,147	4,995,250
Total financial expenses	15,161,028	16,510,471	23,150,636

Share of income from unconsolidated affiliates:
Chile	741,255	383,470	(102,883)
Brazil	205,049	73,331	530,672
Argentina	(277,806)	96,905	416,049
Total share of income from unconsolidated affiliates	668,498	553,706	843,838

Income tax expenses (benefit):
Chile	6,578,635	6,485,189	6,336,719
Brazil	14,563,072	5,795,071	2,085,403
Argentina	5,728,684	2,278,159	952,364
Total income tax expenses	26,870,391	14,558,419	9,374,486

	At December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Depreciation:
Chile	12,724,082	13,964,156	14,646,095
Brazil	9,912,275	10,455,348	9,877,850
Argentina	6,511,612	7,321,370	7,316,712
Total depreciation	29,147,969	31,740,874	31,840,657

Identificable long-lived assets:
Chile	107,252,416	162,942,470	191,100,482
Brazil	109,547,869	138,066,891	129,496,751
Argentina	57,808,855	74,326,077	78,585,797
Total identificable long-lived assets	274,609,140	375,335,438	399,183,030

A reconciliation of total segment assets by product, and long-lived assets by country to total consolidated assets for the years ended December 31, 2007, 2006 and 2005 is as follows:

	At December 31,
Industry	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Total segment assets	296,457,389	390,382,229	414,433,355
Cash	24,754,142	17,551,601	15,804,118
Financial instruments	97,621,942	35,674,703	43,537,419
Amounts due from related parties	1,896,786	3,146,548	6,151,286
Recoverable taxes	9,716,707	8,496,968	10,724,489
Deferred income taxes	5,234,679	956,324	741,816
Investments in related companies	24,961,690	24,129,151	23,450,981
Investment in other companies	133,944	60,085	59,839
Intangible assets (net)	162,478	179,843	192,828
Liabilities deducted from segment assets	79,488,510	71,028,033	61,745,659
Total assets	540,428,267	551,605,485	576,841,790

Identifiable long-lived assets	274,609,140	375,335,438	399,183,030
Current assets	265,819,127	176,270,047	177,658,760
Total assets	540,428,267	551,605,485	576,841,790

e)     Derivative financial instruments

Derivative financial instruments are used by the Company principally in the management of foreign currency risk and its exposure to changes in the price of sugar.  The Company does not hold or issue derivative financial instruments for trading purposes.  See Note 26 above for the detail of the derivative instruments outstanding at December 31, 2007 and 2006.

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

f)     Operating income

Under Chilean GAAP, the following income and expenses arising during the years ended 2007, 2006 and 2005 are classified as “Non-operating income and expense” whereas under U.S. GAAP they would be included within “Operating income”:

	At December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$

Operating income as reported under Chilean GAAP	115,494,342	102,096,689	85,430,380
Gain on sale of, plant property and equipment	—	—	293,695
Reversal of Pis Cofins provision	—	4,488,874	—
Tax recoveries - Pis Cofins	1,371,898	—	—
Staff severance indemnities	—	—	(2,636,120)
Lawsuit fees	—	(470,261)	(551,464)
Realization of deposits in guaranty over containers	351,022	526,341	—
Provision PIS Cofins	—	—	(2,500,382)
Provision for labor, tax and commercial lawsuits	(703,079)	(803,070)	(597,017)
Obsolescence and write-off of property, plant and equipment	(1,025,649)	(3,989,887)	(1,220,937)
Loss on sale of property, plant and equipment	(146,702)	(2,285,690)	—
Provision for equity investee in Centralli Refrigerantes S.A.	—	(69,228)	(66,689)
Operating income under U.S. GAAP format	115,341,832	99,493,768	78,151,466

g)   Concentrations of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank.  The Company has a wide customer base and trades with a large number of small customers.  Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2007.

h)    Disclosures regarding the fair values of financial instruments

The estimated fair values of the Company’s financial instruments were as follows:

	At December 31,
	2007		2006
	Carrying value	Fair value	Carrying value	Fair value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	24,754,142	24,754,142	17,551,601	17,551,601
Time deposits	49,088,381	49,088,381	7,704,145	7,704,745
Marketable securities	48,533,561	48,543,838	27,970,558	27,959,410
Trade accounts receivable (net)	44,280,949	44,280,949	38,811,661	38,811,661
Notes receivable (net)	14,553,358	14,553,358	13,387,208	13,387,208
Other receivables (net)	16,031,584	16,031,584	12,511,404	12,511,404
Long-term credits	—	—	5,900,847	5,900,847
Long-term investment in bonds	—	—	88,332,921	87,424,427
Long-term receivables	37,511	37,511	55,153	55,153
Cross-currency swaps	17,407,907	17,407,907	33,085,594	33,085,594
Foreign-currency forward contracts	(317,264)	(317,264)	(56,534)	(56,534)
Futures contracts	230,983	230,983	515,562	515,562

	At December 31,
	2007		2006
	Carrying value	Fair value	Carrying value	Fair value
	ThCh$	ThCh$	ThCh$	ThCh$
Short and long-term term bank borrowings	4,813,828	4,813,828	3,594,560	3,594,560
Bonds payable	80,512,092	98,505,383	113,841,482	133,487,941
Dividends payable	5,810,563	5,810,563	5,061,518	5,061,518
Accounts payable	54,585,035	54,585,035	46,040,374	46,040,374
Other creditors short and long-term	5,068,033	5,068,033	3,554,518	3,554,518

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

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “Interest Expense” line item in the statements of income. Dividend and interest income are recognized when earned.

i)          Available-for-sale securities

The following are required disclosures for investments classified as available for-sale in accordance with SFAS 115. Realized gains and losses are determined using the proceeds from sale less the cost of the investments identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2007, 2006 and 2005 are as follows:

	Years ended December 31,
	2007	2006	2005
	ThCh$	ThCh$	ThCh$
Proceeds on realized gains	8,617,648	—	33,984,534
Realized gains	90,684	—	2,755,045
Proceeds on realized losses	70,970,565	—	—
Realized losses	(815,327)	—	—

The carrying value and market value of securities available-for-sale as of December 31, 2007, 2006 and 2005 are as follows:

	Year ended December 31, 2007
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Foreign investments	1,004,378	10,271	—	1,014,649
Total	1,004,378	10,271	—	1,014,649

	Year ended December 31, 2006
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Chilean treasury bonds	8,397,902	—	(103,038)	8,294,864
Other securities of Chilean institutions	51,124,206	271,655	(992,985)	50,402,876
Foreign investments	34,857,829	211,420	(306,695)	34,762,554
Total	94,379,937	483,075	(1,402,718)	93,460,294

	Year ended December 31, 2005
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Chilean treasury bonds	8,283,786	—	(49,722)	8,234,064
Other securities of Chilean institutions	50,575,861	362,383	(568,915)	50,369,329
Foreign investments	36,305,637	212,662	(214,220)	36,304,079
Total	95,165,284	575,045	(832,857)	94,907,472

The contractual maturities of securities classified by the Company as available-for-sale are as follows:

	Year ended December 31, 2006
	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Foreign investments	1,004,378	—	—	—	1,004,378
Total	1,004,378	—	—	—	1,004,378

j)                 Goodwill

The Company has performed the impairment test of goodwill as required by SFAS No.142, which did not result in any impairment.

Total carrying value of goodwill, net of accumulated amortization calculated up to December 31, 2001, amounts to ThCh$ 88,001,114 as of December 31, 2007 and has been allocated to the Softdrinks business segment.

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

l)                 Consolidated valuation and qualifying accounts

Description	Balance at Beginning of period	Additions (charged to costs and expenses)	Deductions (debits to the allowance)	Balance at end of period
	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts (1):
Year ended December 31, 2005	3,898,620	643,779	(2,501,291)	2,041,108
Year ended December 31, 2006	2,041,108	226,533	(609,091)	1,658,550
Year ended December 31, 2007	1,658,550	318,227	(440,481)	1,536,296

Allowance for obsolescence of inventories:
Year ended December 31, 2005	253,105	315,171	(403,118)	165,158
Year ended December 31, 2006	165,158	985,327	(574,312)	576,173
Year ended December 31, 2007	576,173	706,815	(473,944)	809,044

Valuation allowance for deferred tax assets (2):
Year ended December 31, 2005	18,987,998	(7,203,495)	—	11,784,503
Year ended December 31, 2006	11,784,503	(11,784,503)	—	—
Year ended December 31, 2007	—	—	—	—

(1)          Includes allowances for trade, non-trade and other receivables.

(2)          The balances and changes in the valuation allowance for deferred tax assets are expressed in accordance with Chilean GAAP.

m)           Recent accounting pronouncements

(a)        Recently Issued Accounting Standards

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

(b)       Recently Adopted Accounting Standards

Effective January 1, 2007, the Company adopted provisions of FIN 48. FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. The adoption of FIN 48 had no effect on the Company’s results of operations and financial position.