Form 20-F
period 2008-12-31
ANDINA BOTTLING CO INC
filed 2009-06-30
CIK 925261

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

7.625% Notes due October 1, 2027

7.875% Notes due October 1, 2097

The number of outstanding shares of the issuer’s stock as of December 31, 2008 was 760,274,542 as follows:

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the international Accounting Standards Board ☐	Other ☒

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

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under “Item 3. Key Information—Exchange Rates”) reported by the Banco Central de Chile (the Central Bank of Chile), which we refer to as the “Central Bank,” for December 31, 2008, which was Ch$636.45=US$1.00. The Observed Exchange Rate for June 24, 2009 was Ch$533.80  per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar figures presented in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.

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

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.          KEY INFORMATION

Selected Financial Data

The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2007 and 2008 and for each of the three years ended December 31, 2008 has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report in Item 18, that we refer to in this annual report as the “Consolidated Financial Statements.” Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States which we refer to as “U.S. GAAP.” Note 30 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates covered thereby.

Our consolidated financial results include the results of our subsidiaries located outside Chile, principally in Brazil and Argentina. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP and, to comply with local regulations, in accordance with accounting principles generally accepted in their country of operation. Our Consolidated Financial Statements reflect the Chilean GAAP results of our subsidiaries outside Chile translated into Chilean pesos. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos (which factors in the purchasing power of the Chilean peso) as of December 31, 2008. See Notes 1(c) and 30(a) and (b) to our Consolidated Financial Statements.

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

	For the year ended December 31,
	2008	2008	2007	2006	2005	2004
	(in million constant Ch$ as of December 31, 2008 and million US$, except ratios, per share and per ADS data, and sales volume)
	US$	MCh$	MCh$	MCh$	MCh$	MCh$
Income Statement Data:
Chilean GAAP:
Net sales	1,331	847,301	693,354	639,450	556,807	499,975
Cost of sales	(739)	(470,651)	(382,731)	(365,001)	(328,633)	(301,907)
Administrative and selling expenses	(374)	(237,974)	(184,850)	(163,266)	(135,140)	(120,268)
Operating income	218	138,677	125,773	111,183	93,034	77,800

Non-operating (expense) income, net	(17)	(10,996)	(519)	(725)	(8,482)	(14,652)
Income taxes and minority interest	(40)	(25,233)	(29,308)	(15,889)	(10,194)	(4,884)
Amortization of goodwill	(12)	(7,612)	(7,081)	(7,605)	(7,438)	(8,581)
Net income	149	94,836	88,865	86,965	66,919	49,683

Basic and diluted earnings per share
Series A	0.19	118.80	111.32	108.94	83.83	62.24
Series B	0.21	130.68	122.45	119.83	92.21	68.46
Basic and diluted earnings per ADS(3)
Series A	1.12	712.81	667.93	653.65	502.98	373.42
Series B	1.23	784.06	734.69	718.98	553.26	410.75

U.S.GAAP:
Net income	161.10	102,531	93.188	89.887	89.781	63.798
Total number of shares:
Series A		380,137,271	380,137,271	380,137,271	380,137,271	380,137,271
Series B		380,137,271	380,137,271	380,137,271	380,137,271	380,137,271
Dividends declared per series:
Series A	53.83	34,262	36,991	35,459	33,908	22,504
Series B	59.22	37,688	40,690	39,005	37,299	24,755

Basic and diluted earnings per share
Series A	0.20	128.44	116.74	112.60	112.47	79.92
Series B	0.22	141.28	128.41	123.86	123.71	87.91
Basic and diluted earnings per ADS(3)
Series A	1.21	770.65	700.42	675.61	674.81	479.52
Series B	1.33	847.68	770.44	743.14	742.27	527.45

Balance Sheet Data:
Chilean GAAP:
Total assets	947	602,957	580,718	600,698	628,181	717,207
Short-term debt (1)	14	8,804	11,966	38,481	50,278	41,443
Long-term debt	122	77,453	80,954	89,407	122,110	194,659
Total shareholders’ equity	544	346,249	306,171	321,324	320,553	359,819
U.S.GAAP:
Total shareholders’ equity	576	366,572	324,609	335,940	345,798	372,282

Other Financial Information:
Chilean GAAP:
Cash flows from operating activities	250	159,331	149,344	148,446	115,621	86,957
Cash flows from investing activities	(119)	(75,466)	34,244	6,997	13,026	(46,506)
Cash flows from financing activities	(125)	(79,293)	(98,813)	(131,362)	(136,278)	(54,185)
Depreciation	60	38,057	31,742	34,566	34,674	38,907
Capital expenditures	105	67,074	61,011	43,280	32,714	31,227

Ratio of total debt to total capitalization (2)	0.20	0.20	0.23	0.28	0.35	0.40

Other Operating Data:
Sales volume of :
Coca-Cola Soft Drinks (million UCs)(5)	411.2	411.2	402.4	381.9	360.1	336.3
Other Beverages (million UCs) (4)(5)	43.3	43.3	38.9	33.3	29.3	27.8

(1)	Includes short-term bank liabilities and the portion of long—term bank liabilities and bonds payable within 12 months.

(2)

Total debt is calculated as the sum of short—term and long—term financial debt. Total capitalization is calculated as the sum of total financial debt, minority interest and total shareholders’ equity. Shareholders’ equity under U.S. GAAP differs from Chilean GAAP in certain important respects. For a summary of the principal differences between U.S. GAAP and Chilean GAAP as they relate to us, see “Item 5 — Operating and Financial Review and Prospects — U.S. GAAP Reconciliation” and Note 30 to our Consolidated Financial Statements included elsewhere herein.

(3)	Each ADS represents six shares of common stock.

(4)      Includes waters and juices (in Chile and Argentina) and beer, waters and juices (in Brazil).

(5)      Unit cases (“UCs”) refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

Exchange Rates

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2004 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
	Low(2)	High(2)	Average(3)	Period End
Year
2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39
2007	439.14	548.67	522.55	496.89
2008	431.22	676.75	522.35	636.45

Month
December 2008	625.59	674.83	647.91	636.45
January 2009	610.09	643.87	623.01	617.10
February 2009	583.32	623.87	605.10	599.04
March 2009	572.39	614.85	592.21	583.26
April 2009	575.12	601.04	583.03	580.10
May 2009	558.95	573.65	564.69	560.58

Source: Central Bank.

(1)	Nominal Figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	With respect to annual periods, the average of the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.

The Observed Exchange Rate on June 24, 2009 was Ch$533.80 per US$1.00.

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

Risks Related to our Company

We rely heavily on our relationship with The Coca-Cola Company which has substantial influence over our business and operations

Approximately 88% of our net sales in 2008 were derived from the distribution of Coca-Cola soft drinks and 9% from the distribution of other beverages bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, the local subsidiary of The Coca-Cola Company or, in the case of fruit juices and nectars, The Minute Maid Company, a subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over our business through its rights under the Bottler Agreements. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.” Under the Bottler Agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by The Coca-Cola Company) sold to us. The Coca-Cola Company also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by The Coca-Cola Company. Pursuant to the Bottler Agreements, we are required to submit a business plan to The Coca-Cola Company for prior approval on a yearly basis. In accordance with the Bottler Agreements, The Coca-Cola Company may, among other things, require that we demonstrate financial ability to meet our business plan and if we are not able to demonstrate our financial capacity The Coca-Cola Company may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of, Coca-Cola soft drinks or other Coca-Cola beverages and products.

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

Our business is highly competitive and subject to price competition which may adversely affect our net profits and margins

The soft drink and non-alcoholic beverage businesses are highly competitive in each of our Company’s franchise territories. In our franchise territories we compete with bottlers of regional brands, including low cost “B brand” beverages and Pepsi products.  In Argentina and Brazil we compete with Companhia de Bebidas das Americas, commonly referred to as AmBev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsi products, in addition to a portfolio that includes local brands with flavors such as guaraná. This competition is likely to continue, and we cannot assure you that it will not intensify in the future which could materially and adversely affect our financial condition and results of operations. See “Item 4. Information on the Company — Part B. Business Overview— Soft Drink Business—Competition.”

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

As a general rule, international investors consider Argentina, and to a lesser extent Chile and Brazil, to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil and Argentina and their evaluation of companies’ securities located in these countries.

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

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile

Approximately 49% of our assets and 33% of our net sales in 2008 were derived from our operations in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a rate of 6.0%, in 2004, 5.7% in 2005, 4.0% in 2006 5.3% in 2007 and 3.2% in 2008. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations

Chile experienced high rates of inflation in the past, and although they had moderated in recent years, there was a sharp increase in 2008.  The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2006, 2007 and 2008 were 2.6%, 7.8% and 8.9, respectively.   High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. We cannot assure you that Chilean inflation will not continue to increase significantly. We cannot assure you that, under competitive pressure, we will be able to realize price increases, which could adversely impact our financial condition and results of operations.

The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar, could adversely affect our operations and financial results and the dollar value of an investor’s return on an investment in our securities. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. Based on the Observed Exchange Rates for U.S. dollars in the period from 1997 to 2002 the value of the Chilean peso relative to the U.S. dollar decreased approximately 38.9% in nominal terms (without adjusting for inflation) and decreased 27.8% in real terms (adjusting for inflation), in the period from, 2002 to 2008, the value of the Chilean peso relative to the U.S. dollar appreciated 11.4% in nominal terms (without adjusting for inflation) and appreciated 39.2% in real terms (adjusting for inflation). During 2008 the value of the Chilean peso relative to the U.S. dollar depreciated 28.1% in nominal terms (without adjusting for inflation) and 19.2% in real terms (adjusted for inflation). See “—Exchange Rates.”

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

Exchange controls and withholding taxes in Chile may limit repatriation of your investment

Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the convertibility and repatriation of the investments and earnings. The ADSs are governed by an Agreement among us, the depositary and the Central Bank of Chile (the “Foreign Investment Agreement”). The Foreign Investment Agreement guarantees the depositary and the holders of the ADRs access to Chile’s Formal Exchange Market, permits the depositary to remit dividends it receives from us to the holders of ADSs and permits the holders of ADSs to repatriate the proceeds of the sale of shares withdrawn from the ADR facility, thereby enabling them to acquire currencies necessary to repatriate investments in the shares and earnings there from.  Pursuant to current Chilean law, the Foreign Investment Agreement may not be amended unilaterally by the Central Bank of Chile, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Agreement may not be voided by future legislative changes.

Dividends received by holders of ADSs are paid net of foreign currency exchange fees and expenses of the depositary and are subject to Chilean withholding tax, currently imposed at a rate of 35%, subject to credits in certain cases as described under “Item 10. Additional Considerations —Tax Considerations Relating to Equity Securities”.

We cannot assure you that additional restrictions applicable to the holders of ADRs, the disposition of the shares underlying the ADRs and the convertibility and/or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the depositary was unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chile and in Chilean pesos.

Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise influence over the Brazilian economy, which together with historically volatile Brazilian political and economic conditions, could adversely affect our financial condition and results of operations and the market price of our shares and ADSs

Approximately 34% of our assets and 44% of our consolidated net sales in 2008 were derived from our operations in Brazil. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.

The level of confidence in the Brazilian economy has improved consistently resulting in an 8.7% and 17.2% appreciation in the value of the real against the U.S. dollar during 2006 and 2007 respectively before the recent world crisis of the year 2008 which affected the Brazilian economy, resulting in a 31.9% devaluation of the Brazilian real. Historically, the Brazilian government has changed monetary, credit, tariff, and other policies to influence the course of Brazil’s economy. Such government actions have included wage and price controls as well as other measures such as freezing bank accounts, imposing exchange controls and imposing limits on imports and exports. Changes in policy and other political and economic developments could adversely affect the Brazilian economy and have a material adverse effect on our business, financial condition and results of operations.

Brazil’s current President, Luiz Inácio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. During 2006 he was reelected and will continue in office until the end of 2010. In the period leading up to and following President Lula’s election, there was substantial uncertainty regarding the policies the new government would pursue, including the potential implementation of macroeconomic policies that could have differed significantly from those of the prior administration. Due to the current world economy, we cannot assure you that present economic conditions and policies intended to promote continued economic development will continue. We cannot predict what effect the policies of President Lula’s administration will have on Brazilian economic conditions or on our financial condition or results of operations.

Although inflation in Brazil has stabilized in recent years, increased inflation may adversely affect the operations of Refrescos which could adversely impact our financial condition and results of operations

As measured by the Brazilian Índice Nacional de Preços ao Consumidor or INPC, inflation in Brazil was 2.8%, 5.2%, and 6.5% in 2006, 2007 and 2008, respectively. Inflation, governmental efforts to control it and public speculation about future governmental actions, have had a significant impact over the Brazilian economy and the Company’s operations in Brazil and may continue to do so.  High inflation rates in the past have resulted in lower consumer purchasing power on behalf of consumers and lower sales volume for Refrescos. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Refrescos and consequently our financial condition and results of operations and the market price of our shares and ADSs.

The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

During 2006 and 2007, the real appreciated 8.7% and 17.2%, respectively against the U.S. dollar compared to the prior year period and in 2008, the real depreciated 31.9%.  In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

Depreciation of the real relative to the U.S. dollar may increase the cost of servicing foreign currency-denominated debt that we may incur in the future, which could adversely affect our results of operations and financial condition. In addition, depreciation of the real can create inflationary pressures in Brazil that may negatively affect our results of operations. Depreciation generally curtails access to international capital markets and combined with other macroeconomic aspects, may prompt recessionary government intervention. It also reduces the U.S. dollar value of our revenues, distributions and dividends, and the U.S. dollar equivalent of the market price of our common shares. On the other hand, the appreciation of the real against the U.S. dollar may lead to the deterioration of Brazil’s public accounts and balance of payments, as well as to lower economic growth from exports.

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

Risks Relating to Argentina

Our business is dependent to some extent on economic conditions in Argentina

Approximately 17% of our assets and 23% of our net sales in 2008 were derived from our operations in Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, the financial condition and results of operations of our franchise in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina. In 2008, the Argentine economy continued recovering following the acute economic crisis that prevailed from 1998 through 2003, recording positive GDP growth, stability in its fiscal accounts, and growth in exports. The Argentine crisis had a material adverse effect on our operations in Argentina. Notwithstanding the positive economic results recorded from 2003 until 2008, we cannot assure you that economic conditions will continue to improve or that our operations in Argentina will continue to experience improved results.

Political and economic instability may recur which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

In the period from 1998 through 2003, Argentina experienced acute economic problems that culminated with the restructuring of substantially all of Argentina’s sovereign bond indebtedness. A succession of presidents were inaugurated during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures. Argentina’s GDP contracted by 10.9% in 2002. Beginning 2003, Argentine GDP began to recover and from 2004 to 2007 recorded an average rate of growth of 9%.  According to official records, GDP growth for the year 2008 was 7%%.

The macroeconomic condition in Argentina has been characterized by:

•                  increased inflation which has been slightly controlled by price control;

•                  deeper state intervention in the economy;

•                  high nominal exchange rate;

•                  primary fiscal surplus and commercial surplus, with a decreasing tendency; and

•                  strong salary pressures.

The Argentine economy reached its fifth year of strong growth in 2008, resulting in a cumulative 63% increase in GDP compared to 2002.

The exchange rate underwent a 9% depreciation during 2008, and as of December 31, 2008, the exchange rate was AR$3.45 per U.S. dollar. The employment situation continued improving as the unemployment rate reached 7.2% during the fourth quarter of 2008.

Due to the global financial crisis unfastened towards the end of 2008, economic perspectives are worsened, resulting in no growth for 2009 or even a decrease in GDP.  The crisis has strongly impacted the price of commodities and the drop in the price of soya has had significant consequences over the Argentine economy.

Despite the marked improvement of the Argentine economy in the 2003-2008 period, the current administration still has to address many of the same structural problems that have contributed to Argentina’s past political crises. A number of unpopular decisions may be necessary to address these problems, which may or may not affect popular support for current and future presidential administrations and political stability in Argentina. Congress may oppose the administration’s proposals.  Unstable economic conditions have had, and could have, a material adverse effect on our financial condition and results of operation.

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

Inflation in Argentina may adversely affect our operations which could adversely impact our financial condition and results of operations

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. The official annual rates of inflation (published by INDEC-Instituto Nacional de Estadisticas y Censos- National Statistics and Census Institute as measured by changes in the consumer price index) between 2004 and 2008 were 6.1%, 12.3%, 9.8% 8.5 and 7.2%, respectively for each year.  However, unofficial records place the consumer index at levels close to 25% for 2008, High levels of inflation in Argentina could adversely affect the Argentine economy and have a material adverse effect on our financial condition and results of operations.

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

Argentina continues to face political and economic uncertainty

The strong deterioration of global and local economic conditions, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past years and the absence of a clear political consensus in favor of any particular set of economic policies raises doubts about Argentina’s economic and political future. It is possible that, despite recent economic growth, Argentina could return to a deeper recession, higher inflation and unemployment and greater social unrest. We cannot assure you that laws and regulations implemented by the Argentine government to regulate the economy will not continue to change in the future or that any changes will not adversely affect our business, financial condition or results of operations.

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

The market for our shares may be volatile and illiquid

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$132,595 million at December 31, 2008 and an average monthly trading volume of approximately US$42,790 million for 2008. The lack of liquidity owing, in part, to the relatively small size of the Chilean securities markets may have a material adverse effect on the trading prices of our shares. Because the market for our ADSs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADSs.

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

Our shares of common stock are listed and traded on the Santiago Stock Exchange and also traded on the Bolsa de Comercio de Valparaiso (the Valparaiso Stock Exchange) and Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange). Our Series A and Series B ADSs representing our Series A and Series B shares, respectively, are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida El Golf 40, Piso 4, Las Condes, Santiago, Chile. Our telephone number is +56-2-338-0520 and our website is www.embotelladoraembotelladoraandina.com.

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

History

In 1941, The Coca-Cola Company licensed a private Chilean company to produce coca-cola soft drinks in Chile, and production began in 1943. In 1946, the original licensee withdrew from the license arrangement, and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile. Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although no longer the sole Coca-Cola bottler in Chile, Andina has been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period of 63 years.

In 1985, a majority of Andina’s shares was acquired by Inversiones Freire Ltda. and certain related persons. On December 31, 2008, Freire and entities controlled by Freire owned 52.6% of our outstanding Series A shares, which have preferred voting rights and thereby control the Company. On the other hand Freire and entities controlled by Freire owned 42.4% of our outstanding Series B shares, consequently the Controlling Shareholders of Andina hold a 47.5% ownership interest in the Company.   Further information regarding our Controlling Shareholders can be found on page 74 of our 2008 Annual Report which is available at our website: www.embotelladoraandina.com.

Refrescos, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Refrescos for approximately US$120 million and contributed

an additional US$31 million to Refrescos’ capital immediately after the acquisition to repay certain indebtedness of Refrescos.   In 2000, we purchased through Refrescos, from the Coffin Group, a Coca-Cola franchise license for a territory in Brazil comprising the State of Espírito Santo and part of the States of Rio de Janeiro and Minas Gerais (NVG), for US$74.5 million. NVG was merged into Refrescos in 2000, and its operations were integrated with Refrescos in 2001.   In 2004, Refrescos entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Indústria do Amazonas Ltda., for (1) an exchange of franchising rights, goods and other assets of Refrescos in the territory of Governador Valadares in the State of Minas Gerais, and (2) other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçú in the state of Rio de Janeiro, which was previously owned by Companhia Mineira de Refrescos S.A.

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

In 1996, the Superintendence of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones) decreed that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights. Later, during 2004, the Superintendence approved Series B shares as investment instruments for Chilean Pension funds. Series A shares have always been eligible as investment instruments.

Capital Expenditures

The following table sets forth our capital expenditures by territory and line of business for the periods indicated:

	Year ended December 31,
	2008	2007	2006
	MCh$	MCh$	MCh$
Soft Drinks:
Chilean territory	23,948	36,778	$17,506
Brazilian territory	33,844	16,887	17,094
Argentine territory	6,743	5,010	6,360
Other Beverages:
Vital S.A. and Vital Aguas S.A.	1,894	1,709	1,957
PET Packaging:
Argentine territory	645	627	363
Total	$67,074	$61,011	$43,280

During 2008, the company disbursed approximately Ch$3,631 million to improve its industrial process, industrial waste metering equipment, laboratory analysis, environmental impact consultancy and other studies.

Our total capital expenditures were Ch$67,074 million in 2008, Ch$61,011 million in 2007 and Ch$43,280 million in 2006. In 2008, capital expenditures were principally related to the following:

Soft drinks:

Chile

•                  Returnable bottles (glass and PET bottles) and bottle cases;

•                  Cooling equipments, freezers, post mix and other point of sale equipments;

•                  New equipment to increase efficiency and production capacity; and

•                  Improvements at the Distribution Centers

Brazil

•                  Glass bottles and bottle cases;

•                  Coolers, freezers, post-mix and other point-of-sale equipment; and

•                  Building the new logistics and distribution center at São Gonçalo and São Pedro D’Aldeia.

Argentina

•                  Bottles (glass and PET bottles) and bottle cases;

•                  New equipment to increase operating efficiency; and

•                  Investments in coolers and freezers.

Juices and Waters

Juices

Increase production capacity and extension of useful life of the lines of PET and glass bottles

Increase capacity and technological change of aseptic line, by the incorporation of three A3 Flex Tetra Pak machines of greater productivity and lower energy consumption.

Automation process for the preparation of boxes in the Tetra Pak aseptic line.

Increase storage capacity of finished product warehouse and extension of cargo platform.

Extension of useful life of process equipment and service networks of the formulation room.

New homogenizing equipment for formulation that increases process capacity from 14,000 to 20,000 liters/hour.

Waters

•                  Increase production capacity of bin line, by the installation of new filler.

•                  Purchase of new formats for labeling Line N° 4 Dasani Antiox.

•                  New ELT generator of 550 kva.

•                  Installation of 2 water storage tanks of 200 and 60 cubic meters, respectively.

•                  Installation of hydro-optical disinfection system.

•                  Incorporation of laser technology for codification of PET formats.

•                  Acquisition of self-adhesive labeling equipment for PET line.

PET Packaging

Investments in PET package facilities during 2008 included ordinary course maintenance and investment designed to increase efficiency and reliability.

In 2008, we invested approximately Ch$1,982 million in improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting services and other studies.

Divestitures

In November 2007, Edasa sold to Femsa for a total amount of US$1.4 million, its 15.20% ownership interest in Cican S.A., an Argentine company dedicated to the canning of Coca-Cola products and the packaging of Cepita juices.

During 2006, Refrescos sold the warehouse located in Itambi, Rio de Janeiro, Brazil for a total amount of US$1.4 million.

B.                     Business Overview

We are the largest producer of soft drinks in Chile and one of the largest soft drink producers in Brazil and Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 87.6% of our consolidated net sales in 2008. Through Andina, we are the sole producer and distributor of Coca-Cola soft drinks in the Chilean territory; through Refrescos, the sole producer and distributor of Coca-Cola soft drinks in the Brazilian territory; and through Edasa, the sole producer and distributor of Coca-Cola soft drinks in the Argentine territory. In 2008, we recorded consolidated net sales of Ch$742,186 million and total sales volume of 411.2 million unit cases of Coca-Cola soft drinks.

In addition to the Coca-Cola soft drinks business, through Vital S.A., we produce and distribute fruit juices and other fruit-flavored beverages in Chile under trademarks owned by The Coca-Cola Company. Through Vital Aguas S.A., we produce and sell mineral water and purified water in Chile under trademarks owned by The Coca-Cola Company.  Through Envases Central S.A. we produce flavored waters and certain formats for soft drinks.  We also manufacture PET bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina. In Brazil, we also distribute the beer brands Sol, Kaiser, Heineken, Bavaria, Xingú, and Dos Equis (XX).

Our Products

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our Chilean, Brazilian and Argentine franchise territories:

	Chile	Brazil	Argentina
Andina	x
Andina Frut	x
Andina Frut Light	x
Andina Néctar	x
Andina Néctar Light	x
Aquarius		x
Aquarius Fresh		x
Bavaria		x
Benedictino	x
Bonaqua		x
Burn	x	x
Cepita Manzana			x
Cepita Multifruta			X
Cepita Naranja			x
Cepita Naranja Light			x
Cepita Pomelo Rosado			x
Coca-Cola	x	x	x
Coca-Cola Light	x	x	x
Coca-Cola Light Lemon		x
Coca-Cola Zero	x	x	x
Crush Lima-Limón			x
Crush Naranja			x
Dasani	x		x
Dasani Active	x
Dasani Balance	x
Dasani Citrus	x		x
Dasani Durazno			x
Dasani Limón			x
Dasani Tangerine	x
Dasani Anti-Ox	x
Dos Equis (XX)		x
Fanta China		x
Fanta Exotica sabor frutos tropicales	x
Fanta Limón	x		x
Fanta Mundo		x
Fanta Naranja	x	x	x
Fanta Naranja Light		x	x
Fanta Zero Naranja	x
Fanta Uva		x
Fanta Uva Light		x
Guaraná Kuat		x
I9		x
Heineken		x
Kaiser		x
Kaiser Summer		x
Kapo	x	x
Kapo chocolate (leche saborizada)		x
Kuat com Laranja		x
Kuat Zero		x
Minute Maid Mais (16 flavors)		x
Nestea	x
Nestea Light	x
Nestea Cha		x
Nestea Cha Light		x
Nestea Mate		x
Nestea Mate Light		x
Nordic Mist Ginger Ale	x
Nordic Mist Tónica	x
Powerade	x
Powerade Naranja			x
Powerade Manzana			x
Powerade Mountain Blast			x
Powerade Light	x		x

Powerade Light Naranja			x
Quatro Light	x
Quatro Pomelo			x
Schweppes Citrus		x	x
Schweppes Citrus Light		x
Schweppes Club Soda		x
Schweppes Soda		x
Schweppes Tónica		x	x
Schweppes Tónica Light		x
Sol		x
Sprite	x	x	x
Sprite Zero	x	x	x
Taí	x
Vital	x
Xingu		x

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

1. Soft Drink Business

Sales Overview

We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters. The following table illustrates our historical sales volumes for each of our territories:

Soft Drink Sales Volumes

	Year ended December 31,
	2008	2007	2006
	(millions of UCs)
Chile	127.6	123.9	119.0
Brazil	163.5	164.9	155.4
Argentina	120.1	113.6	107.5

In 2008, our Coca-Cola soft drinks business accounted for net sales of Ch$742,186 million and operating income of Ch$127,620 million representing 87.6% and 92.0% of our consolidated net sales and operating income, respectively.

Our Chilean soft drink operations accounted for net sales in 2008 of Ch$225,137 million; the Brazilian soft drink operations for net sales of Ch$329,433 million; and the Argentine soft drink operations for net sales of Ch$ 187,616 million.

The following tables set forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in our franchise territories for the periods indicated.

	Year ended December 31, 2008
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	180,603	104.0	272,772	135.5	143,993	90.4
Flavored soft drinks	44,534	23.6	56,661	28.0	43,623	29.7
Total	225,137	127.6	329,433	163.5	187,616	120.1

	Year ended December 31, 2007
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	179,932	102	214,812	134.5	91,332	85.2
Flavored soft drinks	40,939	21.9	49,590	30.4	32,473	28.4
Total	220,871	123.9	264,402	164.9	123,805	113.6

	Year ended December 31, 2006
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	171,109	96.1	191,483	124.7	88,364	79.8
Flavored soft drinks	42,143	22.9	41,757	30.7	28,534	27.7
Total	213,252	119.0	233,240	155.4	116,898	107.5

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

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by packaging type, measured as a percentage of total sales volume:

Soft Drink Sales by Packaging Type

	Year Ended December 31,
	2008			2007			2006
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix
Returnable	61.0	14.3	48.8	61.0	13.7	48.3	61.1	13.3	47.2
Non-returnable	35.1	82.7	50.5	34.9	83.5	51.0	34.9	84.0	52.0
Post Mix	3.9	2.9	0.7	4.1	2.8	0.7	4.0	2.7	0.8
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Customers and Distribution

As of December 31, 2008, we sold our products to approximately 44,354 customers in Chile, 60,967 customers in Brazil, and 47,188 customers in Argentina. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by type of customer, measured as a percentage of total sales volume:

Soft Drink Sales by Type of Customer

	Year ended December 31,
	2008			2007			2006
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)
Small- and medium-sized retail establishments for takeout	47	19	38	49	26	37	46	27	19
Wholesale distributors	8	22	28	9	20	29	8	21	30
Supermarkets	23	28	16	23	28	15	23	28	15
Restaurants, hotels and bars	6	24	3	6	20	3	6	19	4
Fast food outlets	3	3	1	3	2	1	3	2	1
Convenience stores	8	1	11	9	1	12	9	1	29
Others	6	3	3	1	3	3	5	2	2
Total	100	100	100	100	100	100	100	100	100

Chile. As of December 31, 2008, Andina’s sales force in Chile consisted of 193 salespeople (162 workers hired indefinitely and 31 hired on a fixed term basis) who call on most customers on average 1.8 times per week. For sales to major supermarkets, we employ approximately 5 key account managers, 13 field supervisors and 496 promoters (444 full time and 53 part time) who are on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis. Our distribution system for our soft drink products consisted of a group of 18 exclusive distributors, which are independent businesses that collectively deploy approximately 350 trucks (26 of which are company property), depending on seasonal demand. The 18 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 61% of total unit cases of soft drinks sold in 2008. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 44 days after invoices are issued. On average, accounts receivable from all clients are liquidated on a 22-day term.

Brazil. As of December 31, 2008, Refrescos’ sales force in Brazil consisted of an average of 371 salespeople, divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and bottles), (ii) sales to supermarkets (consisting of bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, water, juice, energy drinks and iced tea) distributed by Refrescos. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (ii) trucks operated by independent transport companies on a non-exclusive basis. In 2008, 10.7% were distributed by exclusive distributors, and 89.3% by independent transport companies. Distribution of all of Refrescos’ beverages takes place from distribution centers and production facilities. High volume customers such as supermarkets are serviced exclusively from the distribution centers located at Refrescos’ production facilities. In 2008, approximately 18% of Refrescos’ soft drink sales were paid for in cash at the time of delivery, 23% were paid by check to be cashed between one and ten days after delivery and 59% were paid between 10 and 45 days after delivery by invoice.

Argentina. As of December 31, 2008, our sales force in Argentina consisted of 403 employees, grouped in salespeople, merchandisers, and Contact Center personnel. In 2008, 72% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 28% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2008, approximately 80% of Edasa’s soft drink sales were paid for in cash and 20% were credit sales. Approximately 0.1% of credit sales were paid by short-term credit to be paid for within one to eight days after delivery and the rest is credited to the current account.

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

Argentina. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Embotelladora de los Andes S.A., which is controlled by the Hunicken Group, produced Pepsi-Cola products in the province of Mendoza, and the license expired during 2006. As a result, they launched new soft drinks under the brand Talca that in the market for water is a well-known quality product with aggressive prices. Baesa produces Pepsi-Cola products in the provinces of Córdoba, Mendoza and Santa Fe. Pritty S.A. produces and sells Pritty, Doble Cola, Saldán, Switty, Rafting and Hook in the provinces of Córdoba, Santa Fe and Mendoza. In the province of Santa Fe, Baggio sells Mocoretá. In the province of Mendoza, San Isidro Refrescos S.A. sells Beach, Royal Crown, Upper 10, Sao, Sunkist and Seagram’s products, and Cahiza Hermanos sells Chyc.

Based on reports by A.C. Nielsen, we estimate that in 2008, our average soft drink market share within our franchise territories reached 67.3%, 56.8%, and 51.4% for Chile, Brazil, and Argentina, respectively.

The following table presents the market share of our main competitors in Chile, Brazil and Argentina for the periods indicated:

Market Share

	Year ended December 31,
	2008			2007			2006
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)
Coca-Cola soft drinks	67	57	51	67	57	51	68	57	50
ECUSA soft drinks	21	—	—	20	—	—	19	—	—
Pepsi-Cola and 7 Up products	3	5	22	3	6	20	3	5	18
Pritty products			9	—	—	9	—	—	10
Antarctica products		10		—	10	—	—	10	—
Brahma products		1		—	1	—	—	1	—
Other	9	27	18	10	26	20	10	27	22
Total	100	100	100	100	100	100	100	100	100

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

Chile—Raw Materials. We purchase concentrate at prices established by The Coca-Cola Company. We purchase sugar from Industria Azucarera Nacional S.A., IANSA, the only producer of sugar in Chile, although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis.  We obtain carbon dioxide gas from AGA Chile S.A. Andina’s affiliate Envases CMF, produces returnable PET bottles and non-returnable PET pre-forms which are blown at our San Joaquín plant. We purchase glass bottles principally from Cristalerías de Chile S.A. and Cristalerías Toro S.A.I.C.  Bottle caps are purchased from Alusud, Alucaps Mexicana S.A. de C.V., Inyecal S.A. and other suppliers.

During 2008 74% of cost of sales for soft drinks produced by Andina corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate represents 62%; sugar and artificial sweeteners 20%; non-returnable bottles 13%; bottle caps 5% and carbon dioxide 1%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 24% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Brazil - Raw Materials. Refrescos purchases concentrate in the city of Manaus at prices established by The Coca-Cola Company. Manaus has been designated as a duty-free development zone by the Brazilian government. Refrescos purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda. It purchases carbon dioxide gas mainly from Companhia White Martins Gases S.A and Linde Gases Ltda.  PET pre-forms from Amcor Ltd., Braspla Ltda., and from Edasa’s Packaging Division.  Glass bottles are purchased from Owens-Illinois and metal bottle caps from Aro S.A. Plastic bottle caps are purchased from CSI and Rexam..  Refrescos purchases water from the municipality of Rio de Janeiro.

During 2008, 73% of cost of sales for soft drinks produced by Refrescos corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 29%; sugar and artificial sweeteners 23%; non-returnable bottles 26%; cans 17%, bottle caps 4% and carbon dioxide 1%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 3% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non returnable glass bottles.

Argentina - Raw Materials. Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sugar mainly from Ing. y Refinería San Martín de Tabacal S.A., Cía. Azucarera Concepción S.A., and Ledesma S.A.A.I., Atanor S.C.A. and Copersucar Cooop de Brasil;  fructose from Productos de Maíz S.A. and Ledesma S.A.A.I., and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. Edasa produces non-returnable and returnable PET bottles through Edasa’s Packaging Division, and glass bottles from Cattorini Hermanos S.A. and from Cristalerías de Chile S.A. and

(1) For detailed information please visit our website www.embotelladoraandina.com

Cristalerías Toro de Chile, plastic bottle caps from Alusud S.A. and Inyecal S.A.,  and metal caps from Metalgráfica Cearense S.A. and Aro S.A. in Brazil. Regarding water supply for the production of soft drink, Edasa owns water wells and pays a fee to the Dirección Provincial de Aguas Sanitarias.  Edasa also buys stretch wrap from Manuli Packaging Argentina, Plastiandino S.A., Sanlufilm S.A., Atiles S.A., IPESA Ind. Plast. S.A. and Rio Chico S.A., and carton from Cartocor S.A. and Papeltecnica S.A.

During 2008, 75% of cost of sales for soft drinks produced by Edasa corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of main raw materials is the following: concentrate 52%; sugar and artificial sweeteners 21%; non-returnable bottles 19; bottle caps 45 and carbon dioxide 1%, and the remaining 2% correspond to packaging. Water does not represent a significant cost as raw material.  Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 3% of the total costs of sales of soft drinks and correspond to can formats, juices and some bottled water products.

PET Packaging - Raw Materials. The principal raw material required for production of PET bottles is PET resin, during 2008 this raw material was from DAK Américas de Argentina S.A.  In 2008, the Edasa Packaging Division’s costs for PET resin accounted for 93.3% of the total variable cost of its sales of PET bottles.

Marketing

We and The Coca-Cola Company jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective Bottler Agreements. During 2008, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.”

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

Marketing Expenditure. Our consolidated total marketing and advertising expenditures in 2008 were Ch$24,651 million.

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

2.  Other Beverages

Chile. In addition to Coca-Cola soft drinks, through Vital S.A., we produce and sell juices, other fruit flavored beverages, ready-to-drink tea and sports drinks, and through Vital Aguas S.A. we produce and sell mineral water and purified water. Juices are produced and sold under the brands Andina, Andina Frut, Andina Néctar, Andina Forte, Andina Calcio + D and Kapo.  The line of sports drinks is sold under the brand Powerade and ready-to-drink tea is sold as Nestea. Water products are produced and sold under the brands Vital (mineral water), Dasani (purified and flavored water), and Benedictino (purified water).

Brazil. We distribute beer under the Kaiser, Bavaria, Heineken, Sol, Xingu and Dos Equis (XX) labels. We also distribute water under the Bonaqua and Aquarius labels and sell and distribute ready-to-drink juices under the Kapo and Minute Maid Mais labels, milk and cocoa-based beverages under the Kapo Chocolate brand, energy drinks under the Burn brand name, isotonics under i9 brand name and Nestea ready-to-drink tea.

Argentina. We distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water (sparkling and still) under the Dasani brand name. In April of 2008 we launched Powerade in the isotonic segment. .

The trademarks “Andina Frut”, “Andina Néctar”, “Andina Hi-C”, “Kapo”, “Powerade”, “Cepita”, “Bonaqua”, “Aquarius”, “Mais”, “i9”, “Burn”, “Vital”, “Dasani” and “Benedictino” are owned by The Coca-Cola Company. We produce and/or sell non-soft drink beverages bearing these trademarks under bottling agreements with The Coca-Cola Company.   The “Nestea” trademark is owned by Nestlé in joint venture with The Coca-Cola Company.

Waters and Juices in Chile

Through Vital S.A., we compete in the fruit juice, nectars, fruit flavor tea based beverages, sports drinks and other non carbonated fruit flavored beverages in the beverage market in Chile.  Through Vital Aguas S.A. we compete in the mineral water and purified water segments of the beverage market in Chile. Vital S.A. sells non-soft drink beverage products under five different brand names: Andina Frut (natural fruit juices), Andina Néctar (fruit nectars Kapo (artificially flavored fruit drinks), Powerade (sports drinks) and Nestea (fruit flavored tea based beverage). On the other hand Vital Aguas S.A. sells its products under three brand names: Vital (mineral water)  Dasani (flavored and unflavored purified water) and Benedecitino (purified water).

Sales. In 2008, net sales of waters and juices in Chile represented 5.9% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$50,352 million, reflecting additional revenue we received from Vital’s sales to third parties together with Andina’s operating margin realized from the sale and distribution of these products. During 2008, the waters and juices industry in Chile experienced a 13.0% increase in sales volume.

The following table sets forth for the periods indicated, Vital’s net sales and sales by volume of unit cases of waters and juices:

Waters and Juices Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2008		2007		2006
	(in millions of constant Ch$ as of December 31, 2008, and millions of UCs, as applicable)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Andina Frut	11,467	6.9	12,029	5.3	9,124	4.1
Andina Néctar	9,637	4.5	8,038	5.2	6,983	4.4
Kapo	4,685	3.4	4,334	3.2	4,118	3.1
Andina HI-C	0	—	36	—	417	0.2
Powerade	1,191	0.4	1,025	0.4	689	0.2
Nestea	380	0.3	343	0.1	0	—
Dasani (purified water)	1,448	1.4	2,481	2.1	4,456	3.6
Benedictino (purified water)	1,235	2.1	0	—	0	—
Vital (mineral water)	8,125	11.9	7,885	11.1	6,609	9.1
Total(2)	38,168	30.9	36,171	27.4	32,396	24.7

(1)Reflects the sale of Vital and Vital Aguas to bottlers of The Coca-Cola Company.

(2)Includes sales to related companies which are eliminated upon consolidation.

Marketing. Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital and Vital Aguas’ products.

Customers and Distribution. Juices and waters throughout Chile are distributed by means of distribution agreements between us and two other Coca-Cola bottlers. In 2008, Andina distributed approximately 54% of Vital’s products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 46%. Each Coca-Cola bottler in Chile distributes Vital and Vital Aguas products in its respective franchise territory. Under Vital and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory and each agrees not to distribute competing products.

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

Competition. Vital Aguas’ principal competitor(1) regarding water is CCU with the Cachantún brand.   Additionally there are low priced brands (B-brands) in the water segment in Chile.   Vital S.A.’s principal competitors regarding juices are, Watt’s-CCU, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche S.A., who is also a subsidiary of Watt’s S.A. During 2006, the largest Chilean brewery CCU acquires from Watts S.A. a 50% ownership interest of the juice brands in Chile, creating a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products to compete with our waters and juices business because we believe that these products are of lower quality and value.

(1)  Until mid 2007 the Benedictino brand belonged to Aguas del Sur, a company which was acquired by a subsidiary of Embotelladora Coca-Cola Polar.   In October of 2007, Coca-Cola de Chile acquired from said subsidiary the Benedictino brand.

Based on reports by A.C. Nielsen, we estimate that in 2008, our market share within our Chilean franchise territories reached 28.6% for Juices  33.7%for sports drinks, 46.6% for ready to drink tea flavored and fruit flavored beverages and 34.2% for Water.

Raw material for Juices. The principal raw materials used by Vital S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 9.7%, fruit pulp and juices 13.0%, flavors, aromas and citric acid 17.0%, containers 28.7% and wrapping material 5.3%, all of which during 2008 accounted for 79.5% of total costs for sales of juice, including packaging.

Raw materials for Waters: The principal raw materials used by Vital Aguas S.A. in the production of mineral water and purified unflavored and purified flavored water and as a percentage of total raw material costs are: Non returnable PET packaging 46.0%, mineral water, flavor, aromas, sweeteners and citric acid 25.6%, packaging material 5.1%, caps 4.6% and carbonation 0.6%, all of which during 2008 accounted for 85.3% of total costs for sales of water, including packaging.

Beer, Juices and Waters in Brazil

Sales. In 2008, net sales of beer, juices, waters, tea based beverages, isotonics and energy drinks in Brazil were Ch$41,298 million, representing 4.9% of our consolidated net sales.

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

Refrescos buys beer from Femsa at a price determined by Femsa and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Femsa, Femsa shares between 50% and 100% of the cost of such discounts. In 2008, Refrescos’ net sales of beer were Ch$19,177 million, of which Bavaria brand beer accounted for 50.7%, Sol for 22.2%, Kaiser for 15.6%, Heineken for 9.1%, Xingu for 2.2%, % and Dos Equis (XX)  for 0.2% of net sales.

Competition. In the beer sector, Refrescos’ main competitor is Ambev that during 2008 had a very dominant position in the Brazilian market.

The Distribution Agreements.  The Coca-Cola Company, and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola System of beer produced and imported by Femsa. The agreements were signed May 30, 2003, and are renewable for a period of 20 years.

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

3. PET Packaging

Overview and Background

We produce PET bottles in both returnable and non-returnable formats. As a returnable packaging material, PET has advantages compared to glass because it is lightweight, difficult to break, transparent and easily recyclable. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products, wine and personal hygiene products In 2008, the Edasa Packaging Division was one of the largest manufacturers of PET products in Argentina. In Brazil, Refrescos purchases 70% of its PET performs from Brasalpla, 7% from Amcor, and 23% from the Edasa Packaging Division.

Sales. In 2008, the Edasa Packaging Division had net sales of Ch$29,880 million with sales to Edasa Soft Drinks Division amounting to Ch$16,496 million and to Rio de Janeiro Refrescos amounted to Ch$3,670 million The Edasa Packaging Division also sold PET bottles to third parties accounting for approximately Ch$9,714 million.

Competition. We are suppliers of returnable and non returnable PET bottles for Coca-Cola bottlers in Argentina and Chile. According to the pre-existing agreements between The Coca-Cola Company and the other Coca-Cola bottlers within South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles to said bottlers.

In Chile, we do not have any principal  competitors in the non—returnable PET bottles market for oils, wines and personal hygiene.  There are a few producers of non returnable PET bottles in Chile who are significantly smaller than CMF. Plasco S.A., the second Chilean manufacturer of non returnable PET bottles, does not compete with us because it is the exclusive supplier of PET bottles for ECUSA. (The Chilean Pepsi bottler).

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

Chile. The Chilean government has several regulations governing environmental matters relating to our operations. For instance, Law 3,133 regulates discharge of residual industrial waste, and the Sanitary Code contains provisions relating to liquid and solid waste disposal, basic environmental conditions in the workplace, and the protection of water for human consumption. In 1993, the Chilean government published regulations that updated the provisions of Law 3,133. These regulations place limits on the disposal of harmful substances which may be hazardous to water used in irrigation or water for consumption by people or animals without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendence of Sanitary Services. The regulations also mandate governmental approval of any systems to treat or discharge liquid industrial waste (regulated by Supreme Decree 90 for discharges to open courses and by Supreme Decree 609 for discharges to sewage collectors). In 1996, we installed a liquid industrial waste treatment plant to comply with the Chilean liquid waste emissions standards, in effect since 1998. As of May of 2006, the first stages of liquid industrial waste treatment are done at our facilities and then it is completed at La Farfana.  Currently there is an outsourcing agreement with the company Ecoriles for the treatment of liquid industrial waste.

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

In October 2006 The Coca-Cola Company issued its audit regarding Certifications of Quality, Security and Environment Systems known as PHASE 3, and we have become the first production facility in Chile to receive this certification with the maximum qualifications. Additionally and thanks to our commitment lead to the first place achievement in the 2006 Quality Contest for Bottler in the Coca-Cola System in Chile.

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

During October of 2005, following pre-certification and certification procedures developed through audits carried out by a third party (SGS Chile), the Company was recommended for the ISO 14001:2004. As a result, the production facility located at Carlos Valdovinos 560, San Joaquin, in Santiago, Chile, became the first plant in Latin America to achieve the four Quality System Certifications, Nourishing Security (HACCP), Environment (ISO 14001:2004), Security and Occupational Health (OHSAS 18001:1999 and Quality (ISO 9001:2000), In September of 2007, these certifications were extended for another 3 years.

In 2003, the plants of Rengo and Vital were certified under the Codex Alimentarius and the Chilean regulation 2861:2004 for their production processes, Hazard Analysis and Critical Control Point (“HACCP”) system.  This certification was renewed in 2006.

Andina’s management believes it maintains good relationships with its employees.  In Chile, Andina received three awards from independent organizations praising our labor relations and the positive effects of these over our business.  During 2002 and 2003 Andina was awarded with the Corcin award from an important Chilean Training Center (Centro Intermedio de Capacitación de ASEXMA) as a member company with the greatest commitment and investment for training purposes.  During 2003 Embotelladora Andina was awarded the Carlos Vial Espantoso award, which distinguishes the most relevant Chilean company in terms permanent training, security and risk prevention, bonus and other policies aimed towards benefiting the families of our workers.

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

On July 2002, the National Congress approved federal Law No. 25,612, Gestión Integral de Residuos Industriales y de Actividades de Servicios (Integral Management of Industrial Residues and Service Activities) and on November, 2002, Law No. 25,675, Ley General del Ambiente (General Environmental Law) establishing minimum guidelines for the protection of the sustainable environmental management and the protection of biodiversity, applicable throughout Argentina. The law establishes the purposes, principles and instruments of the national environmental policy, the concept of “minimum guidelines,” the judicial competence and the rules governing environmental education and information, citizens’ participation and self-management, among other provisions.

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

Almost all provinces as well as many municipalities have established rules regarding the use of water, the sewage system and the disposal of liquids into underground flows of water or rivers. There are currently no claims pending against us on this matter. The violation of these rules usually results in fines.

C.                     Organizational Structure

The following table presents information relating to the main activity of our principal subsidiaries, our ownership interest in them as of December 31, 2008.

Operating Subsidiaries	Activity	Country of Incorporation	Percentage Ownership
Vital S.A.	Operation of industrial facilities engaged in the manufacture, production, processing, distribution and marketing in general of all food products and particularly of all kinds of juices, soft drinks and beverages in general.	Chile	99.99

Vital Aguas S.A.	Operation of one or more industrial facilities engaged in the manufacture, production, preparation, transformation, distribution, marketing and other activities, regarding all kinds of water, mineral or not, purified or treated, soft drinks and beverages in general, and other similar products.	Chile	56.50

Servicios Multivending Ltda.	Commercialize products and merchandise through equipment and vending machines.	Chile	99.99

Transportes Andina Refrescos Ltda.	Provide management and handle services for domestic and foreign ground transportation.	Chile	99.99

Rio de Janeiro Refrescos Ltda.	Production and sale of alcoholic and non-alcoholic beverages, mineral water, nectars, syrups, powdered juices and other related semi-processed products as well as any operations related with the core activity.	Brazil	99.99

Mais Indústria de Alimentos S.A.	Production and commercialization of food, beverages in general and beverage concentrate in their natural state or industrialized; fruit juices and nectars, refreshments, isotonic, tea, mixtures of fruit juices with soy and/or milk derivatives, soy drinks, milk based drinks, nutritional compounds, flavored liquids and ready to drink liquid compounds; and participation in other companies as partner or shareholder.	Brazil	7.36

Embotelladora del Atlántico S.A.	Produce, bottle, distribute, and sell non-alcoholic beverages. Design, produce and sell plastic products or products derived from the plastic industry, mainly in the packaging area.	Argentina	99.98

Abisa Corp.	Financial investment company.	British Virgin Islands	99.99

The following chart presents in summary form the Company’s direct and indirect ownership participations in subsidiaries and affiliates:

D.                     Property, Plants and Equipment

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties and facilities in each of the franchise territories:

PROPERTIES AND FACILITIES

	MAIN USE	SURFACE (Sq Meters)

CHILE
Embotelladora Andina S.A.
Metropolitan Region	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	494,386
Rancagua	Warehouses	25,920
San Antonio	Warehouses	19,809

Vital S.A.
Metropolitan Region	Offices / Production of Juices	40,000

Vital Aguas S.A.
Rengo	Production of Waters	12,375

Envases CMF S.A.
Metropolitan Region	Offices / Production of PET bottles and pre-forms	74,001

Envases Central S.A.
Metropolitan Region	Offices / Production of Soft Drinks	51,906

BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	248,375
Vitória	Offices / Production of Soft Drinks / Warehouses	93,320
Itambi	Warehouses	131,420
Nova Iguaçu	Warehouses	79,958
Bangu	Warehouses	44,614
Campos	Warehouses	24,200
Cabo Frio	Warehouses	1,985
Cachoeira do Itapemirim	Warehouses	8,000

ARGENTINA
Embotelladora del Atlántico S.A.
Córdoba	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	923,360
Santo Tomé	Offices / Warehouses	89,774
San Juan	Offices / Warehouses	48,036
Mendoza	Offices / Warehouses	41,579
Rosario	Offices / Warehouses	28,070
Rio IV	Offices / Warehouses	7,482
San Luis	Offices / Warehouses	6,069
Buenos Aires	Offices / Production of PET bottles and pre-forms	27,043

We have full ownership of our properties which are not subject to material encumbrances.

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2008			2007
	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Coca-Cola soft drinks (millions of UCs):
Chile	157	71	82	157	70	97
Brazil	209	80	94	209	79	94
Argentina	141	85	95	141	82	100
Other beverages (millions of UCs)	49	65	77	49	58	69
PET packaging (millions of bottles)	639	94	100	639	95	98

Total installed annual production capacity assumes production of the mix of products and containers produced in 2008. In 2008, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We maintain quality control laboratories at each production facility where raw materials are tested and soft drink samples are analyzed.

As of December 31, 2008, we had total installed annual production capacity, including soft drinks, fruit waters and juices, of 556 million unit cases. Our primary facilities include:

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

Factors Affecting Comparability

During 2008, there were no changes in the application of Chilean GAAP as compared to the previous year that could materially affect the comparability of the financial statements.

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

Allowance for doubtful accounts

We evaluate the collectability of our trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, our recent loss history and an overall assessment of past due trade accounts receivable outstanding. As of December 31, 2008, our accounts receivable balance was Ch$74,124 million, net of allowances for doubtful accounts of Ch$1,560 million. Historically, on a consolidated basis, doubtful accounts have averaged less than 1% of consolidated net sales.

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

The following table sets forth, for the periods indicated, the net sales and operating income for the Company’s operations in Chile, Brazil and Argentina, respectively, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2008, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2008		2007		2006
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Chile	$275,489	32.5%	$266,430	38.4%	$257,065	40.2%
Brazil	$370,731	43.7	$294,029	42.4	$256,028	40.0
Argentina	$204,751	24.2	$136,423	19.7	$130,935	20.5
Inter-country eliminations (1)	$(3,670)	-0.4	$(3,528)	-0.5	$(4,578)	-0.7
Total	$847,301	$100	$693,354	$100	$639,450	$100
Operating income:
Chile	$57,938	41.8%	$62,189	49.4%	$60,340	54,3%
Brazil	$61,443	44.3	$52,288	41.6	$40,018	36,0
Argentina	$22,153	16.0	$14,183	11.3	$13,456	12,1
Corporate expenses (2)	$(2,857)	-2.1	$(2,887)	-2.3	$(2,631)	-2,4
Total	$138,677	$100	$125,773	$100	$111,183	$100

(1)           Eliminations represent intercompany sales.

(2)           Corresponds to corporate expenses that are not distributable in the operations.

The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2008, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2008		2007		2006
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Soft drinks	742,186	87.6%	$609,078	87.8%	$563,390	88.1%
Other beverages(1)	95,401	11.3	$77,335	11.2	$68,421	10.7
Packaging	9,715	1.1	$6,941	1.0	$7,639	1.2
Total	847,301	100%	$693,354	100%	$639,450	100%
Operating income:
Soft drinks	127,620	92.0%	$116,523	92.6%	$100,066	90.0%
Other beverages(1)	8,580	6.2	$7,378	5.9	$8,788	7.9
Packaging	2,477	1.8	$1,872	1.5	$2,329	2.1
Total	138,677	100%	$125,773	100%	$111,183	100%

(1)      Includes, in Chile, waters and juices; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored waters and juices.

The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in millions of Chilean pesos with purchasing power as of December 31, 2008:

	Year ended December 31,
	2008		2007		2006
	MCh$	%	MCh$	%	MCh$	%
Net sales	847,301	100%	693,354	100%	639,450	100%
Cost of sales	(470,651)	-55.5	(382,731)	-55.2	(365,001)	-57.1
Gross profit	376,651	44.5	310,623	44.8	274,449	42.9
Administrative and selling expenses	(237,974)	-28.1	(184,850)	-26.7	(163,266)	-25.5
Operating income	138,677	16.4	125,773	18.1	111,183	17.4
Non-operating income (expenses), net	(18,608)	-2.2	(7,600)	(1.1)	(8,330)	-1.3
Income taxes, minority interest (net)	(25,233)	-3.0	(29,308)	(4.2)	(15,889)	-2.5
Net income	94,836	11.2	88,865	12.8%	86,964	13.6%

Results of Operations for the Years Ended December 31, 2008 and 2007

	Chile		Brazil		Argentina		Total(1)
	2008	2007	2008	2007	2008	2007	2008	2007
	(in millions of Ch$)
Net sales	275,489	266,430	370,731	294,029	204,751	136,423	847,301	693,354
Cost of sales	(155,740)	(148,146)	(197,432)	(155,416)	(121,148)	(82,698)	(470,651)	(382,731)
Gross profit	119,749	118,284	173,299	138,613	83,603	53,726	376,651	310,623
Administrative and selling expenses(2)	(61,811)	(56,095)	(111,856)	(86,325)	(61,450)	(39,543)	(235,117)	(181,963)
Corporate expenses							(2,857)	(2,887)
Operating income	57,938	62,189	61,443	52,288	22,153	14,183	138,677	125,773

(1)      The total does not equal the sum of all the franchise territories due to inter-country eliminations.

(2)      The majority of corporate expenses were distributed in the operations.

Net Sales

Our consolidated net sales in 2008 were Ch$847,301 million, representing a 22.2% improvement over the Ch$693,354 million recorded in 2007. Resulting from higher volumes, price adjustments in the three countries where we operate and in the case of Brazil and Argentina, a favorable exchange rate upon translation of figures. Consolidated Sales Volume amounted to 454.5 million unit cases, reflecting a 3.0% growth. Soft Drinks increased 2.2%, while the other categories of, Juices, Waters and Beer together increased by 11.4%, driven by several launchings during the year. Net sales of Coca-Cola soft drinks represented 87.6% of total Consolidated Net Sales, reflecting a decrease compared to the year 2007.

In Chile, total net sales amounted to Ch$275,489 million in 2008, which shows a 3.4% increase when comparing to 2007,  as a result of higher volumes and offset by a 1.3% decrease in real terms of the average income per unit case (prices increased less than the inflation recorded for the period.  Sales Volume amounted to 158.5 million unit cases, a 4.8% growth compared to the Full Year ended December 31, 2007.  This growth was a result of increased soft drink volumes (+3.0.%) as well as an increase in the Juices and Waters segment (+13.0%).   In addition to the volume contributed by the water brand Benedictino, launched in February, and by the energy drink BURN, launched in May, the Company also launched, Fanta Zero, seeking to modernize the brand, Nestea Green Tea, Fanta Limón and Dasani Anti-Ox during the last quarter.  In year 2008, our average volume market share in the soft drink market in Chile remained stable at 67.4 reflecting that we maintain a strong competitive position. Our average value market share was 71% during 2008 compared to 70.6% in 2007.

Soft drink net sales in Chile amounted to Ch$225,137 million during 2008, representing a 1.9% increase regarding the previous year, principally explained by a 3.0% increase of volumes and offset by the decrease of the average income per unit case . Net sales of fruit juices and waters in Chile was Ch$50,352 million in 2008, showing an increase of 10.5% from 2007. This growth was led by a 13.0% increase of sales volume of these segments.

In Brazil, net sales in 2008 reached Ch$370,731 million, 26.1% higher than in 2007. This increase is principally explained by the price adjustments and a favorable exchange rate upon translation of figures.  . The increase of soft drink net sales per unit case was 26.6%. The 6.5% average appreciation of the Brazilian real had a positive impact upon the translation of figures, which was partially offset by the 0.4% appreciation of the Chilean peso end of period exchange rate. Net sale of Coca-Cola soft drinks in Brazil were Ch$329,433 million, representing a 24.6% increase compared to 2007.  Sales Volume amounted to 174.0 million unit cases, remaining stable compared to 2007, strongly affected by the contraction in consumer demand and heavier rain in the territories within our franchise than those recorded during 2007. On the other hand, the Company’s beer, waters and juices operations in Brazil generated net sales in 2008 of Ch$41,298 million, representing a 39.4% increase from 2007.

In Argentina, net sales in 2008 were Ch$204,751 million, representing a 50.1% increase from 2007. This increase is principally explained by higher sales volume of 5.8% and price adjustments during the period, and by the effect upon translation of figures. Sales volume of Coca-Cola soft drinks in 2008 grew 5.8% from 2007, amounting to 120.1 million unit cases of soft drinks sold, driven by the increase in salaries and private consumption observed during the period along with launchings of Cepita Light and Cepita 100% Jugo de Naranja that took place during August of 2008.

Net sales of PET packaging in Argentina were Ch$13,385 million in 2008, representing an increase of 27.8% compared to 2007.

Cost of Sales

Cost of sales were Ch$470,651 million in 2008, representing 55.5% of net sales, compared to Ch$382,731 million, or 55.2% of net sales in 2007. The increase in cost of sales as a percentage of net sales in 2008 was principally due to (i) increased concentrate costs in the Brazilian and Argentine franchises resulting from higher prices and in Chile due to the incidence factor; (ii) increased labor costs in Chile and Argentina; and (iii) increased depreciation in the three franchises.  All of which was partially offset by a lower price for sugar in Chile and Brazil resulting from negotiations with the suppliers.  In Chile cost of sales per unit case remained stable.  In Brazil, cost of sales per unit case increased 27.5%, mainly due to the effect upon translation of figures, increased depreciation and an increase in the price of certain raw materials.  All of these factors were partially offset by the lower price of sugar and a 6.5% average appreciation of the Brazilian real during the year, resulting in a positive impact over the costs of U.S. dollar-denominated raw materials.  In Argentina, cost of sales per unit case increased 38.4% mainly explained by increased costs of concentrate (as a result of price increases), sugar and PET resin, higher labor costs and the effect upon translation of figures.

For our Chilean operations, cost of sales represented 56.5% of Chilean net sales for 2008 and 55.6% for 2007. For our Brazilian operations, cost of sales represented 53.3% of Brazilian net sales in 2008, compared to 52.9% in 2007. For the Argentine operations, cost of sales represented 59.2% of Argentine net sales in 2008, compared to 60.6% in 2007.

Gross Profit

Due to the aforementioned, gross profit in 2008 increased by 21.3%, reaching Ch$376,651 million, or 44.5% of net sales, compared to Ch$310,623 million, or 44.8% of net sales in 2007.

Administrative and Selling Expenses

Selling and administrative expenses amounted to Ch$237,974 million in 2008, this represented 28.1% of net sales for 2008 and a 28.7% growth with respect to the Ch$184,850 million in 2007, that represented 26.7% of net sales for that year. As a percentage of net sales, the Company’s Chilean operations recorded selling and administrative expenses of 22.4% in 2008 compared to 21.1% in 2007. Selling and administrative expenses in our Brazilian operations were 30.2% in 2008 compared with 29.4% in 2007 and the selling and administrative expenses in our Argentine operations were 30.0% in 2008 compared with 29.0% in 2007.  SG&A increased as a result of higher volumes, a one-time effect over labor costs and increased freight fees, which rose due to higher labor costs and fuel prices as well as road blockages in Argentina due the agricultural workers’ strike. In addition these expenses were impacted by the effect upon translation of figures of our operations in Brazil and Argentina, and increased advertising investments in our Argentine operation.

In Chile, selling and administrative expenses in 2008 increased by 10.2%, in Brazil 29.6%, and in Argentina 55.4% from 2007. These higher selling and administrative expenses are, in general terms, explained by increases in freight distribution expenses as a result of greater fuel prices and higher volumes. Higher selling and administrative expenses in Argentina were also due to increases in wages due to government decrees and strong pressures from labor unions. Higher selling and administrative expenses in Brazil and Argentina were also impacted by the figure conversion effect, given the higher average appreciation of the real and Argentine peso over the end of period Chilean peso.

Operating Income

As a consequence of the aforementioned, operating income increased 10.3% in 2008, amounting to Ch$138,677 million, or 16.4% of net sales, compared to Ch$125,773 million, or 18.1% of net sales in 2007.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2008	2007
	MCh$	MCh$
Financial income	11,884	24,976
Share of income from affiliated companies	1,879	813
Other non-operating income	6,350	13,376
Amortization of goodwill	(7,612)	(7,081)
Financial expenses	(27,577)	(13,549)
Other non-operating expenses	(16,432)	(10,329)
Price-level restatement and exchange gain (loss)	12,899	(15,806)

Non-operating income (expense), net	(18,608)	(7,600)

Non-operating income (expense), net, was a loss of Ch$18,608 million in 2008, compared to a loss of Ch$7,600 million in 2007, representing a decrease of 144.8% in 2008 compared to 2007. This increased loss in the non-operating result line is best explained by:

•      Financial Expense:  Strongly affected by a negative variation basically resulting from losses in hedging operations (a 28.1% devaluation of the Chilean peso during 2008 compared to the 6.7% revaluation recorded during 2007.)

•      Price Level Restatement: Resulted in profits compared to a loss during 2007, mainly due to a higher exchange rate over our U.S. dollar asset position compensating the previously mentioned factor.

•      Other Non-Operating Income/Expenses:  Resulted in a higher loss compared to the previous period given that provisions were reversed and taxes were recovered during 2007, which did not occur during 2008.

Income Taxes

Income taxes in 2008 decreased 13.7% to Ch$25,248 million compared to Ch$29,262 million in 2007. The decrease is principally explained by:  Deferred tax income resulting from lower future income tax due to the restatement of liabilities in US Dollars in Brazil.  The positive effect results from higher exchange rate differences charged to future income tax as a result of the devaluation of the Brazilian real during 2008.

Net Income

As a result of the aforementioned, net income in 2008 was Ch$94,836 million, representing 11.2% of net sales and an increase of 6.7% compared to net income of Ch$88,865 million in 2007.

Results of Operations for the Years Ended December 31, 2007 and 2006

	Chile		Brazil		Argentina		Total(1)
	2007	2006	2007	2006	2007	2006	2007	2006
	(in millions of Ch$)
Net sales	266,430	257,065	294,029	256,027	136,423	130,936	693,354	639,450
Cost of sales	(148,146)	(143,018)	(155,416)	(143,832)	(82,698)	(82,728)	(382,731)	(365,001)
Gross profit	118,284	114,046	138,613	112,195	53,726	48,208	310,623	274,449
Administrative and selling expenses(2)	(56,095)	(53,706)	(86,325)	(72,177)	(39,543)	(34,752)	(181,963)	(160,635)
Corporate expenses							(2,887)	(2,631)
Operating income	62,189	60,340	52,288	40,019	14,183	13,456	125,773	111,183

(1)   The total does not equal the sum of all the franchise territories due to intercountry eliminations.

(2)   The majority of corporate expenses were distributed in the operations.

Net Sales

Our consolidated net sales in 2007 were Ch$693,354 million, representing a 8.4% improvement over the Ch$639,450 million recorded in 2006. Consolidated Sales Volume amounted to 441.3 million unit cases, reflecting a 6.3% growth. Soft drinks grew 5.4%, waters 8.5% and juices 26.8%. This reflects that in the three countries where we operate, the consumption of our main products (soft drinks) has increased, also consolidating growth opportunities through waters, juices and beer, which altogether grew 16.9%. Net sales of Coca-Cola soft drinks represented 87.8% of total Consolidated Net Sales, reflecting a decrease compared to the year 2006.

In Chile, total net sales amounted to Ch$266,430 million in 2007, which shows a 3.6% increase when comparing to 2006. The increase of total net sales in Chile was as a result of a 5.3% increase in sales volume amounting to 151.3 million unit cases, partially offset by a lower average income, due to a change of the product mix. In year 2007, our average volume market share in the soft drink market in Chile decreased from 67.8% during 2006 to 67.4% primarily due to price increases carried out during the year, however, we maintain our strong competitive position. Our average value market share was 70.6% during 2007 compared to 70.8% in 2006.

Soft drink net sales in Chile amounted to Ch$220,871 million during 2007, representing a 3.6% increase regarding the previous year, principally explained by a 4.1% increase of soft drink volumes.Net sales of fruit waters and juices in Chile was Ch$45,559 million in 2007, showing an increase of 4.0% from 2006. This growth was led by an increase of sales volume of these segments, especially the Juice category, with an 18.0% growth.

In Brazil, net sales in 2007 reached Ch$294,029 million, 14.8% higher than in 2006. Net sales of Coca-Cola soft drinks in Brazil were Ch$264,402 million, representing a 13.4% increase compared to 2006. This increase is principally explained by the increase in soft drinks volume of 6.1% from 2006, reaching 164.9 million unit cases in 2006 as a result of price adjustments carried out during 2006 in Brazil and exchange rates that benefited the conversion of figures. The increase of soft drink net sales per unit case was 6.9%. The 10.3% average appreciation of the Brazilian real had a positive impact upon the translation of figures, which was partially offset by the 6.7% appreciation of the Chilean peso end of period exchange rate.

On the other hand, the Company’s beer, waters and juices operations in Brazil generated net sales in 2007 of Ch$29,627 million, representing a 30.0% increase from 2006.

In Argentina, net sales in 2007 were Ch$136,423 million, representing an 4.2% increase from 2006. This increase is principally explained by higher sales volume of 5.9% and price adjustments during the period, partially offset by the effect upon translation of figures due to the devaluation of the Argentine peso (1.4% average for the period). Sales volume of Coca-Cola soft drinks in 2006 grew 5.7% from 2006, amounting to 113.6 million unit cases of soft drinks sold, driven by the launch of Coca-Cola Zero in the Light segment (3.5% of the soft drinks portfolio) and the increase in salaries.

Net sales of PET packaging in Argentina were Ch$10,470 million in 2007, representing a decrease of 14.3% compared to 2006, explained by changes in the business model and a lower resin prices.

Cost of Sales

Cost of sales were Ch$382,731 million in 2007, representing 55.2% of net sales, compared to Ch$365,001 million, or 57.1% of net sales in 2006. The decrease in cost of sales as a percentage of net sales in 2007 was principally due to the decrease of PET resin costs and the positive effect of the revaluation of currencies, partially offset by the increase in sugar and labor costs.

For our Chilean operations, cost of sales represented 55.6% of Chilean net sales for both 2007 and 2006. For our Brazilian operations, cost of sales represented 52.9% of Brazilian net sales in 2007, compared to 56.2% in 2006. For the Argentine operations, cost of sales represented 60.6% of Argentine net sales in 2007, compared to 63.2% in 2006.

Gross Profit

Due to the aforementioned, gross profit in 2007 increased by 13.2%, reaching Ch$310,623 million, or 44.8% of net sales, compared to Ch$274,449 million, or 42.9% of net sales in 2006.

Administrative and Selling Expenses

Selling and administrative expenses amounted to Ch$184,850 million in 2007, this represented 26.7% of net sales for 2007 and a 13.2% growth with respect to the Ch$163,266 million in 2006, that represented 25.5% of net sales for that year. As a percentage of net sales, the Company’s Chilean operations recorded selling and administrative expenses of 21.1% in 2007 compared to 20.8% in 2006. Selling and administrative expenses in our Brazilian operations were 29.4% in 2007 compared with 28.2% in 2006 and the selling and administrative expenses in our Argentine operations were 29.0% in 2007 compared with 26.5% in 2006.

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

Operating Income

As a consequence of the aforementioned, operating income increased 13.1% in 2007, amounting to Ch$125,773 million, or 18.1% of net sales, compared to Ch$111,183  million, or 17.4% of net sales in 2006.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2007	2006
	MCh$	MCh$
Financial income	24,976	14,658
Share of income from affiliated companies	813	688
Other non-operating income	13,376	6,576
Amortization of goodwill	(7,081)	(7,605)
Financial expenses	(13,549)	(14,661)
Other non-operating expenses	(10,329)	(11,955)
Price-level restatement and exchange gain (loss)	(15,806)	3,969
Non-operating income (expense), net	(7,600)	(8,330)

Non-operating income (expense), net, was a loss of Ch$7,600 million in 2007, compared to a loss of Ch$8,330 million in 2006, representing a decrease of 8.8% in 2007 compared to 2006.

Income Taxes

Income taxes in 2007 increased 84.6% to Ch$29,262 million compared to Ch$15,854 million in 2006. The increase is principally explained by:

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

Net Income

As a result of the aforementioned, net income in 2007 was Ch$88,865 million, representing 12.8% of net sales and an increase of 2.2% compared to net income of Ch$86,965 million in 2006.

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

The following table sets forth, for the periods indicated, variations among the consumer price index, UF and U.S. dollar:

	Year ended December 31,
	2008	2007	2006
Consumer price index variation	8.9%	7.4%	2.1%
UF variation	9.3%	7.0%	2.0%
U.S. dollar variation	28.1%	-6.7%	3.9%

The effects of price-level restatement are summarized below:

	Year ended December 31,
	2008	2007	2006
	MCh$	MCh$	MCh$
Shareholders’ equity	$(20,696)	$(17,226)	$(5,205)
Liabilities	$(9,127)	$(10,726)	$(3,687)
Property, plant and equipment	$9,031	$6,667	$1,742
Other assets	$21,644	$18,636	$7,379
Balance sheet adjustments	$852	$(2,649)	$229
Income statement adjustments	$(2,942)	$(2,299)	$(599)
Foreign exchange (loss) gain	$14,989	$(10,859)	$4,339
Price-level restatement and exchange (loss) gain	$12,899	$(15,807)	$3,969

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

In Chile we had earnings of Ch$14,989 million in 2008 due to the devaluation of the Chilean peso, compared to a negative  impact of foreign currency fluctuations in 2007 in the amount of approximately Ch$10,859 million, due to our net asset position in U.S. dollars amounting to a total of approximately US$112 million. In Argentina and Brazil we recognized losses amounting in the aggregate to Ch$4,095 million in 2008 and earnings amounting to Ch$3,299 million in 2007. These resulted from currency conversion undertaken in our financial statements as of December 31, 2008 and 2007, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are reflected on our consolidated statements of income in other non-operating income.

We use hedge agreements, including cross-currency swaps and forwards, to protect against foreign currency risk. In 2006, 2007 and 2008, these agreements partially offset the effects of the variation of the Chilean peso exchange rate, whose results are recorded in financial income or expense in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

There are no restrictions to transfer funds among our operating subsidiaries. In the past, we have transferred funds from Argentina to Chile through capital reductions and during 2006, 2007 and 2008 we received dividends from our Brazilian subsidiary, and we also expect to receive them in 2009.

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

Investing Activities

Additions to property, plants and equipment during 2008 totaled Ch$67,074 million. Capital expenditures during 2008 were funded with cash flows from operations.

At December 31, 2008, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. Our management anticipates that additions to property, plant and equipment in 2009 will be in the range of US$100 million and plans to fund such additions through cash flows from operations.

We believe that cash flow generated by operations, cash balances, available lines of credit, including from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

Financing Activities

As of December 31, 2008, we had Ch$132,686 million invested in time deposits and other short-term investments.  As of that date, we had available short-term credit lines in an amount equivalent to approximately Ch$109,306 million. The aggregate unused portion of such lines of credit at that date was equivalent to Ch$101,801million.

Our unused sources of liquidity include 11 lines of credit. In Chile, we had the equivalent of Ch$7,636 million in credit available from three separate lines. In Brazil, we had the equivalent of Ch$78,610 million in credit available with four lines. In Argentina, we had the equivalent of Ch$23,060 million in credit available with four lines.

Liabilities

For the period ending December 31, 2008, our total liabilities, excluding minority interest, were Ch$255,322 million, representing a 6.5% decrease compared to December 31, 2007. The decrease in total liabilities resulted principally from a reduction in short and long-term bond debt, partially offset by higher accounts payable. As of December 31, 2008, our long term liabilities included (i) long-term bank debt of Ch$413 million, (ii) long-term bond debt of Ch$77,040 million, (iii) long-term accounts payable  of Ch$55 million, a (iv) long term notes and accounts payable to related companies of Ch$3,137 million, (v) long term deferred taxes of Ch$11,502 million, and (vi) other long-term accrued liabilities and provisions of Ch$29,771 million, for a total of Ch$121,919 million of long-term liabilities in 2008 compared to total long-term liabilities of Ch$129,947 million as of December 31, 2007.

Our short term liabilities, as of December 31, 2008 included (i) short-term bank debt of Ch$5,820 million, (ii) current portion of long-term bank liabilities of Ch$226 million, (iii) current portion of long-term bond debt of Ch$2,758 million, (iv) trade accounts payable of Ch$64,183 million, (v) notes payable to related companies of Ch$17,409 million, and (vi) other short-term liabilities, principally provisions, withholdings and income tax payable, for Ch$43,007 million, for a total of Ch$133,403 million of short-term liabilities in 2008 compared to total short-term liabilities of Ch$143,198  million as of December 31, 2007.

As of December 31, 2008, our bond liabilities had a weighted average interest rate of 6.48% while our bank liabilities had a weighted average interest rate of 6.06%.

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2008:

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

The three series of bonds issued in 1997 under this indenture are the following:

•                          US$150 million of 7.00% Unsecured Notes due 2007;

•                          US$100 million of 7.625% Unsecured Notes due 2027; and

•                          US$100 million of 7.875% Unsecured Notes due 2097.

During 2000, 2001, 2007 and 2008 the Company repurchased, through our subsidiary The Sterling Pacific Corp. (now Abisa Corp.), for cash at par value the notes outstanding and the following notes were tendered:

•                          US$118 million of the 7.00% Unsecured Notes due 2007;

•                          US$100 million of the 7.625% Unsecured Notes due 2027; and

•                          US$100 million of the 7.875% Notes due 2097.

During 2001, Andina completed a local bond placement in the Chilean capital markets of two series of bonds as follows:

•                          UF 3.3 million series of bonds due December 1, 2008 with annual interest rate over inflation of 6.20%; and

•                          UF 3.7 million series of bonds due 2026, with annual interest rate over inflation of 6.50%, being outstanding at December 31, 2008.

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

F.                     Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2008:

		Payments Due by Period Years
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions of constant Ch$ as of December 31, 2008)
	MCh$	MCh$	MCh$	MCh$	MCh$
Long-term debt(1)	776	295	450	31	—
Short-term debt	6,021	6,021	—	—	—
Bonds payable(2)	127,092	7,904	18,848	17,634	82,706
Operating lease obligations	2,319	2,319	—	—	—
Purchase obligations	19,696	17,371	2,265	59	—
Other short and long term obligations	10,134	3,841	6,293	—	—
Total contractual obligations	166,037	37,751	27,856	17,724	82,706

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

		Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in million constant Ch$ as of December 31, 2008)
	MCh$	MCh$	MCh$	MCh$
Provisions	11,105	$3,594	—	$7,511
Deferred taxes	11,502	10,449	1,053	—
Other long-term liabilities	16,201	7,660	361	8,180
Total long-term liabilities not included in contractual obligations	$38,808	$21,703	$1,414	$15,691

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

Net income after reconciliation to U.S. GAAP was Ch$2,922 million higher in 2006, Ch$4,324 million higher in 2007, and Ch$7,695 million higher in 2008, in each case than net income as reported under Chilean GAAP for each respective year. See Note 30(o) of the notes to the Consolidated Financial Statements. Under Chilean GAAP, shareholders’ equity at December 31, 2007, was Ch$306,171 million, compared to Ch$324,609 million under U.S. GAAP, representing a difference of 6.0%. Under Chilean GAAP, shareholders’ equity as of December 31, 2008 was Ch$346,249 million, compared to Ch$366,572 million under U.S. GAAP, representing a difference of 5.9%.

ITEM 6.                              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management and Board of Directors

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors.  The Company’s operations in Chile, Brazil and Argentina report to the Corporate Office.

Principal Officers

The following table includes information regarding our senior executives as of December 31, 2008:

Name	Title	Biography
Jaime García R.	Chief Executive Officer

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

Joined the Company in 2000, as chief operating officer. In 1989, he was appointed chief executive officer of Inchcape Coca-Cola bottling operations, with businesses in Chile, Peru and Russia. In 1999, Embonor S.A. bought Inchcape Chilean and Peruvian bottling operations and he became chief executive officer of the consolidated entity.
Date of birth: May 15, 1948

Osvaldo Garay A.	Chief Financial Officer

Joined the Company in 1997, as controller of Andina. He was appointed as our chief financial officer on October 31, 2002. Prior to joining Andina, he held a similar position with Grupo Claro.
Date of birth: April 20, 1948

Jaime Cohen A.	Chief Legal Officer

Joined the Company in 2008, as chief legal officer. Prior to joining Andina, he held similar position at Socovesa S.A. since 2004. Prior to that he formed part of the legal division of Citibank since the year 2000.  He also was an attorney at the law offices of Cruzat, Ortuzar & Mackenna, Baker & McKenzie from 1996 until 1999.  He began his professional career in 1993 as lawyer at Banco de A. Edwards.
Date of birth: October 14, 1967

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
Date of birth: July 24, 1944

Pablo Court G.	Chief Human Resources and CSR Officer

Joined the Company in 2008 as Chief Human Resources and CSR Officer .  Prior to joining Andina he was strategic planning and human resources corporate officer at Indura S.A. from 1998.  Before that he was the human resources manager of Watt’s Alimentos S.A. (from 1993-2007); human resources manager of Pesquera San José S.A. (from 1989 – 1993); and human resources manager of Compañía Minera Disputada Las Condes (1986-1989).  He did business consulting since 1980.
Date of birth: September 22, 1956

German Garib N.	Chief Information Officer	Joined the Company in 1998, as chief information officer. Prior to Andina, he was the marketing manager of IBM Chile. Date of birth: August 28, 1961

Renato Ramírez F.	General Manager of Chilean Soft Drink Operation

Joined the Company in 1979, as general manager of Chilean soft drink operations. He began working as head of the budget and costs department and, in 1980, was appointed planning assistant manager. From January 1988 to August 1990, he was the commercial manager of Embotelladora Williamson Balfour. From September 1990 to October 1992, he served as marketing manager for Compañía de Teléfonos de Chile.  In August 1993, he returned to Andina as commercial manager, a position he held until 1997.  In March of 1998 he became general manager of the Chilean Soft Drink Operation.
Date of birth: July 27, 1952

Name	Title	Biography

Ricardo Gehrke	General Manager of Rio de Janeiro Refrescos Ltda.

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
Date of birth: May 26, 1957

Compensation Principal Officers

The Company does not have any incentive plans other than salaries. The compensation system is a mixed one, composed by a base salary and participation, which are in accordance with each market and the competitive conditions of each one. For General Managers it also considers use of cash flow versus the budget and market share versus the established goals. Amounts are different depending on each officer, position and/or responsibility, but it is applicable to all of the Company. For the year ended December 31, 2008, compensation paid out to the principal officers of Embotelladora Andina S.A. amounted to Ch$4,042 million (Ch$4,085 million in 2007).   Of the Ch$4,042 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 47% and for the period ended December 31, 2007 of the Ch$4,085 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 53%. Severance payments to former managers or former principal officers for the period ended December 31, 2008 amounted to Ch$776.6 million.  We do not make available public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

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

As of December 31, 2008, our board of directors consisted of the following directors and alternate directors:

Name	Title	Information
Juan Claro	Chairman of the Board of Directors

Has been a member of the board of directors since April 2004.
Principal occupation: Entrepreneur
Other directorships: Pesquera Friosur, Lafarge Chile S.A., Antofagasta Minerals S.A., Antofagasta PLC, Empresas CMPC S.A., Red Televisa Chilevisión S.A., Entel Chile S.A. y Energía Andina.
Date of birth: November 7, 1950

Arturo Majlis	Vice Chairman of the Board of Directors Director

Has been a member of the board of directors since April 1997.
Principal occupation: Principal partner of the law offices of Grasty, Quintana, Majlis y Compañía
Other directorships: Asesorías e Inversiones Til Til S.A.; Asesorias e Inversiones MJS Ltda., Banchile Seguros de Vida and Mathiesen Group.
Date of birth: April 7, 1962

José Antonio Garcés, Jr.	Director

Has been a member of the board of directors since April 1992.
Principal occupation: General manager of Inversiones San Andrés Ltda.
Other directorships: Banvida S.A.; Inmobiliaria FFV S.A., Fundación Paternitas, Viña Montes, Viña Garcés Silva Ltda., and Carnes Ñuble Ltda.
Date of birth: March 1, 1966

Gonzalo Said (1)	Director

Has been a member of the board of directors since April 1993.
Principal occupation: General manager and director of Newport Ltda.
Other directorships: BBVA Administradora General de Fondos S.A., Inmobiliaria Don Aurelio Ltda., Telemercados Europa S.A. and Club Deportivo Palestino S.A.D.P.
Date of birth: October 16, 1964

Salvador Said (1)	Director

Has been a member of the board of directors since April 1992.
Principal occupation: Director of Said Holding Group
Other directorships: Edelpa S.A., Parque Arauco S.A., The Endeavour Chile,  Isapre Cruz Blanca S.A., BBVA Sociedad de Leasing Inmobiliario S.A., BBVA Administradora General de Fondos Mutuos, Generación Empresarial, Telmex Chile and Club Deportivo Palestino S.A.D.P.
Date of birth: September 16, 1964

James Robert Quincey	Director

Has been a member of the board of directors since April 2006.
Principal occupation: President of Northwestern Europe and Nordic Business Unit for The Coca-Cola Company
Other directorships: Coca-Cola Embonor S.A.
Date of birth: January 8, 1965

Heriberto Urzúa (2)	Director

Has been a member of the board of directors since April 2006.
Principal occupation: Company directorships
Other directorships: Agrícola Ariztía S.A., Inversiones Alsacia S.A., Hortifrut S.A. Promoplan y Otros S.A.,  RELSA S.A., Forus S.A., Telmex S.A., La Polar S.A., Trefilado Bonatti, Aceros Otero and Armacero S.A.
Date of birth: November 28, 1962

Ernesto Bertelsen	Alternate Director to Juan Claro	Has been a member of the board of directors since April 2005. Principal occupation: Company directorships Other directorships: Banco BBVA and Factorline S.A. Date of birth: March 18, 1945

José Miguel Barros	Alternate Director to Arturo Majlis

Has been a member of the board of directors since April 2005.
Principal occupation: Director and Partner of Larrain Vial S.A.
Other directorships: Viña Santa Carolina S.A,  Multiexport Foods S.A., Stel Chile S.A., and Empresas Hites S.A.
Date of birth: March 1, 1964

José Domingo Eluchans	Alternate Director to Salvador Said

Has been a member of the board of directors since April 2005.
Principal occupation: Partner at José Domingo Eluchans Asesorías Limitada
Other directorships: Banco BBVA, and Envases del Pacífico S.A.
Date of birth: August 6, 1953

Patricio Parodi	Alternate Director to José Antonio Garcés, Jr.

Has been a member of the board of directors since April 2005.
Principal occupation: General manager Consorcio Financiero S.A. and subsidiaries
Other directorships: Banmédica S.A.;, Help S.A.; Clínica Dávila S.A.; Sociedad Punta del Cobre S.A.; Pacífico V Región S.A.; Maderas Condor S.A., Salfacorp S.A., Invernova S.A. and Moletto Hermanos
Date of birth: April 28, 1963

Name	Title	Information

Jorge Hurtado	Alternate Director to James Quincey

Has been a member of the board of directors since January 2004.
Principal occupation: Directing Partner of Agrícola y Comercial Yerbas Buenas S.A.
Other directorships: CMPC Tissue S.A.; Vendomática S.A.; Adviser Drilling S.A., Proemsa S.A., Trabajando.com Chile S.A., and Sociedad Anónima de Deportes Club de Golf Santiago
Date of birth: March 25, 1946

José María Eyzaguirre	Alternate Director to Gonzalo Said	Has been a member of the board of directors since April 2006. Principal occupation: Lawyer, Partner at Estudio Claro y Cia. Date of birth: May 22, 1962

Pedro Vicente(2)	Alternate Director to Heriberto Urzúa	Has been a member of the board of directors since April 2004. Principal occupation: Director of Capital Consulting Services S.A. Date of birth: August 11, 1951

(1)                   Salvador Said is the cousin of Gonzalo Said .

(2)                   Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,045.

Directors and alternate directors are paid an annual fee for attendance to meetings of the board of directors and committees. The total compensation paid to each director or alternate director during 2008, which was approved by our shareholders, was as follows:

Compensation (million Ch$)(1)
Juan Claro G.	109
Arturo Majlis A.	99
José Antonio Garcés S. (junior)	104
Gonzalo Said H.	99
Salvador Said S.	106
James Quincey B.	50
Heriberto Urzúa S.	60
Ernesto Bertelsen R.	20
José M. Barros V.	20
José D. Eluchans U.	20
Patricio Parodi G.	20
Jorge Hurtado G.	20
José Eyzaguirre B.	20
Pedro A. Vicente M.	20

(1)                   The amounts paid to each director and director’s alternate for attendance at board meetings varies in accordance with the position held and the time period during which such position was held.

For the year that ended on December 31, 2008, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$4,808 million of which Ch$4,042 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

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

Executive Committee

The Company’s Board of Directors is counseled by an Executive Committee that proposes Company policies and is comprised by the following Directors: Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal and Mr. Salvador Said Somavía, who were elected during the Regular Board Session N° 1017 held April 22, 2008. It is also comprised by the Chairman of the Board, Mr. Juan Claro González and by the Chief Executive Officer, Mr. Jaime García Rioseco, who participate by own right. This committee meets permanently throughout the year and normally holds one or two weekly sessions.

Directors’ Committee

In accordance with the requirements of the article 50 bis of Chilean Company Law N°18,046 in addition to Law N°19,705, whose purpose has been to self regulate and strengthen Companies incorporating more supervision over management’s activities, during the year 2001 a Directors’ Committee was created.

In accordance with Shareholders’ Meeting held April 15, 2008 and during Board Session N°1017 held April 22, 2008 the following Directors were ratified as members of this Committee: Mr. Juan Claro González (Committee Chairman), Mr. Salvador Said Somavía and Mr. Heriberto Urzúa Sánchez.  Should any of the members be unable to attend a Committee session, their respective alternates will be:  Mr. Ernesto Bertelsen Repetto, Mr. José Domingo Eluchans Urenda and Mr.Pedro Arturo Vicente Molina, respectively.

The duties developed by this Committee during 2008, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 were the following:

1.             To examine the reports of external auditors and account inspectors, accordingly, of the balance sheets and other financial statements, presented by the administrators or liquidators of the Company to the shareholders, and to take a position on such reports before they are presented to shareholders for their approval.

In 2008 these matters were addressed during Sessions: N°56 on January 28; N°57 on February 6; N°60 on April 21; N°63 on July 22; N°64 on August 26; and N°66 on October 21.

2.             To propose the External Auditors and Private Rating Agencies to the Board of Directors that will then be submitted to the Shareholders’ Meeting.  In the event of disagreements with the Committee, the Board of Directors may make its own proposals and both will be submitted to the Shareholders’ Meeting.

This matter was addressed during Session N°58 on March 24, 2008.

3.             Examine information regarding the operations referred to by Articles 44 and 89 and report on these operations.

In 2008 these matters were addressed during Sessions: N°56 on January 28; N°58 on March 24; N°59 on April 11; N°61 on May 27; N°64 on August 26; N°65 on September 30; and N°66 on October 21.

4.             Examine salary and compensation plans for Managers and Principal Officers.

This matter was addressed during Session N°67 on November 25, 2008.

5.             All other matters required by company bylaws or that may be required by the Shareholders’ Meeting or by the Board of Directors.  The following matters were addressed during 2008:

•              Review Anonymous Reports: Sessions: N° 56 on January 28; N°58 on March 24; N°60 on April 21; N°61 on May 27: N°62 on June 24; N°63 on July 22: N°64 on August 26; N°65 on September 30; N°66 on October 21; N°67 on November 25; and N°68 on December 23.

•              Review and approve 2007 Annual Report: Session N° 58 on March 24.

•              Review and approve 2007 20F: Session N°62 on June 24.

•              Review Contingencies:  Session N°67 on November 25.

•              2008 Operating Budget Directors’ Committee:  Session N°58 on March 24.

•              Presentation of schedule for the application of IFRS rules and Official Communication 457 of the SVS: Sessions: N°59 on April 11; N°63 on July 22; and N°65 on September 30.

•              Privileged Information Handbook: Session N°61 on May 27.

•              Sarbanes Oxley Supplementary Rule 404: Session N°62 on June 24.

•              Auditors’ Compensation: Session N°63 on July 22.

•              Presentation of new partner of Price WaterhouseCoopers, internal control reports, reception of Auditors’ independence letter: Session N°68 on December 23, 2008.

We do not have a committee dedicated exclusively to compensation matters, since review of salary and compensation plans is already performed by the Directors’ Committee.

Sarbanes-Oxley Audit Committee(1)

In accordance with NYSE and SEC requirements regarding compliance with the Sarbanes-Oxley Act, the Board of Directors established the first Audit Committee on July 26, 2005.  This Audit Committee is renewed every year. During Board Session N° 1017 held April 22, 2008, Mr. Juan Claro González (Committee Chairman), Mr. Salvador Said Somavía and Mr. Heriberto Urzúa Sánchez were elected as members of the Audit Committee. Our Board of Directors determined that Mr. Juan Claro González and Mr. Heriberto Urzúa Sánchez comply with the independence standards set forth in the Sarbanes-Oxley Act, SEC and NYSE regulations.   Mr. Heriberto Urzúa Sánchez has been appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

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

(1)The main expenses incurred by this Committee have been those resulting from counseling in the implementation of the new IFRS regulations, counseling regarding hedging and the Sarbanes & Oxley Act. During 2008 these expenses amounted to Ch$155.9 million.

Employees

On December 31, 2008, we had approximately 5,200 employees, including 1,540 in Chile, 1,992 in Brazil, and 1,667 in Argentina. Of these employees, 401 were temporary employees in Chile and 240 in Argentina. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2008, 726, 251, and 1,048 of our employees in Chile, Brazil and Argentina, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2008, 2007 and 2006:

	2008
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	38	0	38	69	0	69	72	0	72
Technicians and professionals	451	162	289	1,106	95	1,011	330	0	330
Workers	653	564	89	840	156	684	1,025	830	195
Temporary workers	401	0	401	0	0	0	240	218	22
Total	1,543	726	817	2,015	251	1,764	1,667	1,048	619

	2007
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	35	0	35	77	0	77	69	0	69
Technicians and professionals	399	178	221	1,136	93	1,043	317	0	317
Workers	538	456	82	803	197	606	961	765	196
Temporary workers	273	0	273	0	0	0	305	285	20
Total	1,245	634	611	2,016	290	1,726	1,652	1,050	602

	2006
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	34	0	34	70	2	68	67	0	67
Technicians and professionals	362	140	222	980	121	859	325	0	325
Workers	543	457	86	1,110	132	978	918	750	168
Temporary workers	140	0	140	0	0	0	288	261	27
Total	1,079	597	482	2,160	255	1,905	1,598	1,011	587

Management believes that it has good relations with its employees.

In Chile we make provision for severance indemnities in accordance with our Collective Bargaining Agreements and labor legislations, in the amount of one month’s salary for every year of employment subject to certain restrictions. In addition, we complement our employees’ contribution to our health insurance system, thus decreasing health costs for the employees’ families. Employees are required to contribute funds for financing pension funds, which are mainly managed by private entities. In Chile, 65% of employees are members of labor unions.

On June 1, 2007, Andina signed with anticipation a new Collective Bargaining Agreement with Union N°2 that mainly represents personnel from the areas of managements, logistics, and operations specialists, for a period of 4 years (beginning June 1, 2007 until May 31, 2011).  Additionally on June 26, 2007 Andina signed a new Collective Bargaining Agreement with Union N°1 that mainly represents employees from the Bottling area, for a period of 2 years (beginning June 1, 2007 until May 31, 2009). Said agreement was signed after a 20-day legal strike that affected 223 workers in Chile. In Brazil, 12% of employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis. Individual companies can therefore negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Refrescos, there are seven collective bargaining agreements currently in force: (1) four agreements for employees in the State of Rio de Janeiro; (a) the Soft Drink Industry Employees’ Union agreement from July 1, 2008  to June 30, 2009; (b) the Salesmen Union agreement from October 1, 2007 to September 30, 2009; (c) the “Stack Machine” Operator Union agreement from May 1, 2008 to April 30, 2009; (d) the Driver and Helper of the Lagos Region Union agreement from May 1, 2008 through April 30, 2009 and (2) two agreements for employees in the State of Espírito Santo: (a) the Nourishment Union agreement from July 1, 2008 to June 30, 2009; (b) the Salesmen Union agreement from December 1, 2007 to November 30, 2009. Such agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Refrescos experienced its most recent work stoppages in January and October 1990, for eight days in each instance.

In Argentina, Edasa’s employees are parties to collective bargaining agreements and 64% of them, including the Packaging Division are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began June 21, 2007 establishing salaries, non-salary benefits and company contributions which expired on April 30, 2008.  This agreement was postponed on May 15, 2008 until July 31, 2008.  On July 29, 2008, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non salary benefits and company contributions that is in full force and effect until April 30, 2009.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts.

As of December 31, 2008, Edasa had no pension fund liabilities. Employees contributed during 2008, on the basis of automatic withholding, to either the privately administered retirement funds or to the government social security system. At the end of 2008 Congress sanctioned Law N° 26,425 by which beginning 2009, private pension funds were eliminated instructing that all employee contributions must be destined to the government social security system,  Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees.

Share Ownership of Directors, Members of the Directors’ Committee and Senior Executives

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2008.

	Series A						Series B
	Beneficial	%	Direct	%	Indirect	%	Beneficial	%	Direct	%	Indirect	%
	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class
Shareholder
José Antonio Garcés Silva (junior)	—	—	—	—	—	—	—	—	—	—	4,693,696	1.2347
Arturo Majlis Albala	—	—	—	—	2,150	0.0006	—	—	5,220	0.0014	—	—
Salvador Said Somavía	—	—	—	—	1,000	0.0003	—	—	—	—	1,000	0.0003
Gonzalo Said Handal	50,001,651	13.1536	—	—	—	—	11,761,462	3.094	—	—	4,241,565	1.1158

ITEM 7.                              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2008, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Freire(1)(2)	200,006,603	52.61	161,269,184	42.42
The Bank of New York Mellon(3)	10,076,838	2.65	50,452,716	13.27
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04
AFPs as a group (Chilean pension funds)	71,954,954	18.93	23,893,852	6.29
Principal foreign mutual funds as a group	6,845,765	1.80	7,657,204	2.01
Executive officers as a group	165,474	0.04	180,474	0.05
Directors as a group(4)	50,004,801	13.15	20,702,943	5.45

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

The total number of registered ADR holders Andina had at December 2008 was 35 (23 in the Series A ADRs and 12 in the Series B ADRs). At December 31, 2008, the ADRs represented 8.0% of the total number of our issued and outstanding shares. The Bank of New York Mellon, as depositary, is the only U.S. shareholder of record.

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

We are a party to the following bottler agreements:  (i) with respect to the Chilean territory, a bottler agreement entered into between Andina and The Coca-Cola Company (the “Chilean Bottler Agreement”), celebrated on January 1, 2008 for a 5-year term until December 31, 2012; (ii) with respect to the Brazilian territory, a bottler agreement between Refrescos and C-C Brazil with The Coca-Cola Company as an intervening party (collectively, the “Brazilian Bottler Agreement”), which was executed in advance of its effective date and will expire on October 4, 2013; (iii) with respect to the Argentine territory, bottler agreements, between Edasa and The Coca-Cola Company (the “Argentine Bottler Agreements”), which will expire in February of 2012; (iv) with respect to the Chilean territory, a Juice Bottling Agreement was entered into on December 22, 2005 between Vital S.A. and The Coca-Cola Company for the production, processing, and bottling of products under the brands Andina Frut, Andina Hi-C and Kapo, which will expire on December 31, 2015; (v) with respect to the Chilean territory, a Water Manufacturing and Packaging Agreement was subscribed on December 22, 2005 between The Coca-Cola Company and Vital Aguas S.A. for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue and Dasani (purified water version) and (vi) with respect to the Argentine territory a Juice and Water Bottler Agreement was subscribed on February 10, 2007 that will be in effect for two years.

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

The Bottler Agreements require us to maintain adequate production and distribution facilities; inventories of bottles, caps, boxes, cartons and other exterior packaging or materials; to undertake adequate quality control measures prescribed by The Coca-Cola Company; to develop, stimulate, and fully satisfy the demand for Coca-Cola soft drinks and other Coca-Cola beverages and to use all approved means, and spend such funds on advertising and other forms of marketing, as may be reasonably required to meet that objective; and to maintain such sound financial capacity as may be reasonably necessary to assure performance by us and our affiliates of our obligations to The Coca-Cola Company. All Bottler Agreements require us annually to submit our business plans for such franchise territories to The Coca-Cola Company, including without limitation, marketing, management and promotional and advertising plans for the ensuing year.

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

Other Transactions with Related Companies

Other transactions with related companies are outlined in the following table:

			For the year ended December 31,
			2008		2007		2006
				Effect on income		Effect on income		Effect on income
Company	Relationship	Transaction	Amount	(charge) credit	Amount	(charge) credit	Amount	(charge) credit
			MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Envases Central S.A.	Equity Investee	Sales of raw materials and supplies	1,542	264	1,826	43	1,722	390
		Finished product purchase	16,885	0	18,368	0	17,941	0
Coca-Cola de Chile S.A.	Shareholder	Concentrate purchases	56,182	0	53,718	0	47,514	0
		Payment of advertising participation	3,093	(3,093)	4,498	(4,498)	2,126	(2,126)
		Water source rental	2,107	(2,107)	1,841	(1,841)	1,574	(1,574)
		Sales of advertisement	1,741	0	3,866	0	3,166	0
		Other sales	506	0	162	0	0	0
Serv. y Prod para Bebidas Refrescantes SRL	Shareholder	Concentrate purchases	36,048	0	29,529	0	26,545	0
Envases del Pacífico S.A.	Director in common	Purchase of raw materials	566	0	246	0	499	0
Recofarma Industrias do Amazonas Ltda.	Shareholder related	Concentrate purchases	74,131	0	59,720	0	47,701	0
		Payment of advertising participation	8,338	(8,338)	3,603	(3,603)	3,755	(3,755)
		Others	1,601	1,601	564	564	632	632
Envases CMF S.A.	Equity Investee	Purchase of containers	16,179	0	17,557	0	19,260	0
		Sale of finished products	0	0	235	0	0	0
		Dividend payment	2,700	0	3,496	0	1,731	0
		Purchase of machinery and equipment	753	0	0	0	0	0
Coca-Cola Embonor S.A.	Shareholder Related	Sale of finished products	9,931	2,214	9,487	2,172	8,118	2,937
		Purchase of products	303	0	305	0	0	0
Embotelladora Coca Cola Polar S.A.	Shareholder Related	Sale of finished products	5,597	649	5,624	1,128	5,048	1,795
Iansagro S.A.	Director in common	Purchase of sugar	20,143	0	19,137	0	11,457	0
Cican S.A.	Shareholder related	Purchase of finished products	0	0	1,586	0	1,492	0
Vendomática	Director related company	Sale of finished products	1,570	471	1,593	478	1,688	286
BBVA Administradora General de Fondos S.A.	Shareholder related	Investments in mutual funds Redemption of mutual funds	15,569 15,569	0 0	48,472 50,465	0 0	92,577 83,038	0 357

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

Embotelladora Andina S.A. (Chile)

As of December 31, 2008, Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions for potential loss contingencies stemming from these lawsuits amount to approximately ThCh$8,047. The Company considers it unlikely that the contingencies that are not provisioned for will adversely affect the results of the Company in a material manner.

Rio Janeiro Refrescos Ltda. (Brazil)

As of December 31, 2008, Refrescos was also involved in labor and tax litigation. Provisions in the amount of approximately ThCh$1,109,801 have been made for these proceedings in accordance with generally accepted accounting principles.

Embotelladora del Atlántico S.A. (Argentina)

As of December 31, 2008, Embotelladora del Atlántico S.A. was involved in labor litigation and other legal proceedings, for which provisions of approximately ThCh$1,592,099 were made. No provisions were made for those contingencies that in our opinion are unlikely to have a material adverse effect on our results of operations.

Provisions

           In accordance with accounting principles, the provisions regarding legal proceedings must be recorded if said procedures are reasonably probable to be resolved against the Company. Management believes that the constituted provisions reasonably cover the risk exposures.

Dividend Policy

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with Chilean GAAP, unless otherwise provided for by a unanimous vote of the Series A shareholders. If there is no net income in a given year, we are not legally required to distribute dividends from retained earnings. At the annual meeting of shareholders held in April 2008, the shareholders authorized the board of directors to distribute, at its discretion, interim dividends during July and October 2008 and January 2009. A U.S. holder of Series A or Series B ADSs may effectively be required to receive a cash dividend, in the absence of a registration statement in effect pursuant to the Securities Market Law of Chile or an effective exemption from the requirement for registration according to that law. Series B shareholders will be entitled to a dividend equal to 10% more than any dividend declared for holders of the Series A shares.

During 2006, 2007, and 2008, the respective shareholders’ meetings approved extraordinary dividend payments to be paid from retained earnings fund in light of significant cash generation. There can be no assurance that dividend payments will be available in the future.

The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of ADSs, on each of the respective payment dates:

			Series A		Series B
Year	Date Dividend Paid	Fiscal year with respect to which dividend was declared	Ch$ per share (nominal)	US$ per share	Ch$ per share (nominal)	US$ per share

2009	22-Jan	2008	7.00	0.01125	7.70	0.01237
	30-Apr	2008	14.13	0.02401	15.54	0.02641
	28-May	Retained Earnings	43.00	0.07603	47.30	0.08363
2008	24-Jan	2007	7.00	0.01485	7.70	0.01633
	24-Apr	2007	9.13	0.02036	10.04	0.02239
	14-May	Retained Earnings	60.00	0.12806	66.00	0.14087
	31-Jul	2008	7.00	0.01382	7.70	0.01520
	23-Oct	2008	7.00	0.01075	7.70	0.01182
2007	31-Jan	2006	5.60	0.01028	6.16	0.01131
	26-Apr	2006	11.12	0.02108	12.23	0.02319
	5-Jul	Retained Earnings	65.19	0.12442	71.71	0.13686
	26-Jul	2007	7.00	0.01337	7.70	0.01470
	24-Oct	2007	7.00	0.01387	7.70	0.01526
2006	26-Jan	2005	4.80	0.00907	5.28	0.00998
	27-Apr	2005	6.48	0.01249	7.13	0.01374
	1-Jun	Retained Earnings	70.00	0.13158	77.00	0.14474
	26-Jul	2006	5.60	0.01032	6.16	0.01135
	26-Oct	2006	5.60	0.01068	6.16	0.01175
2005	27-Jan	2004	4.80	0.00819	5.28	0.00901
	28-Apr	2004	4.80	0.00824	5.28	0.00906
	19-May	Retained Earnings	70.00	0.12079	77.00	0.13287
	28-Jul	2005	4.80	0.00852	5.28	0.00937
	26-Oct	2005	4.80	0.00878	5.28	0.00966

ITEM 9.                              THE OFFER AND LISTING

Shares of Andina’s common stock have traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of ADSs, each representing six shares of common stock, with the ADSs in turn evidenced by ADRs. The Depositary for the ADSs is The Bank of New York Mellon. Shares of Andina’s common stock also trade in Chile on the Bolsa de Comercio de Santiago, the Bolsa de Valores Electrónica and the Bolsa de Valores de Valparaíso.

The table below shows the high and low daily closing prices of the common stock in Chilean pesos and the trading volume of the common stock on the Santiago Stock Exchange for the periods indicated. It also shows the high and low daily closing prices of the ADSs and the volume traded in the New York Stock Exchange.

	Share Volume
	(in thousands)		Ch$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2004	42,141	114,101	1,311	981	1,227	981
2005	56,477	127,049	1,400	1,050	1,505	1,100
2006	93,092	150,791	1,400	1,080	1,530	1,190
2007
1st Quarter	14,399	30,311	1,600	1,390	1,800	1,500
2nd Quarter	40,797	84,860	1,750	1,590	1,930	1,690
3rd Quarter	12,863	68,915	1,690	1,400	1,820	1,480
4th Quarter	13,728	58,047	1,600	1,300	1,750	1,420
2008
1st Quarter	12,798	33,078	1,412	1,040	1,529	1,165
2nd Quarter	29,284	52,739	1,426	1,180	1,581	1,273
3rd Quarter	25,204	27,820	1,403	1,180	1,539	1,262
4th Quarter	8,798	33,507	1,255	919	1,456	1,164
Last six months:
Dec-08	307	8,994	1,238	1,113	1,407	1,296
Jan-09	1,284	8,460	1,270	1,130	1,520	1,371
Feb-09	1,753	1,702	1,250	1,200	1,525	1,430
Mar-09	976	3,727	1,250	1,125	1,470	1,300
Apr-09	23,742	18,263	1,270	1,200	1,525	1,395
May-09	24,476	18,796	1,285	1,200	1,590	1,451

	ADS Volume
	(in thousands)		US$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2004	4,478	9,387	13.21	10.40	13.59	10.35
2005	3,091	4,990	15.70	11.50	17.00	12.15
2006	1,781	4,745	16.02	11.52	17.46	13.00
2007
1st Quarter	1,601	1,560	18.06	15.00	20.28	14.54
2nd Quarter	2,516	2,478	20.75	17.88	21.39	19.22
3rd Quarter	574	866	19.58	14.50	21.00	15.78
4th Quarter	389	1,442	20.69	13.66	22.55	17.00
2008
1st Quarter	662	1,277	19.25	14.06	20.39	15.83
2nd Quarter	478	1,443	20.10	13.45	21.79	14.91
3rd Quarter	509	1,636	16.72	12.71	18.48	14.26
4th Quarter	915	1,103	13.50	8.41	15.02	10.53
Last six months:
Dec-08	57	193	10.76	9.57	13.49	11.47
Jan-09	75	302	12.35	10.50	15.34	13.17
Feb-09	168	135	12.94	11.61	15.40	14.00
Mar-09	109	198	13.00	10.75	16.05	12.63
Apr-09	40	606	13.20	12.15	15.57	14.21
May-09	58	301	14.63	12.60	17.20	14.90

Sources: Santiago Stock Exchange Official Quotations Bulletin and New York Stock Exchange.

On December 31, 2008, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,175 per share (US$10.52 per Series A ADR), and Ch$1,425 for the Series B shares (US$13.75 per Series B ADR). At December 31, 2008, there were 1,679,473 Series A ADRs (equivalent to 10,076,838 Series A shares) and 8,408,786 Series B ADRs

(equivalent to 50,452,716 Series B shares). Andina’s ADSs represented at such date 8.0% of the total number of our issued and outstanding shares.

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2008, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 99.2% and 100.0% of such trading days, for Series A and Series B shares respectively.

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

ITEM 10.                       ADDITIONAL INFORMATION

Material Contracts

On December 16, 2008 Refrescos entered into a Cession Agreement with Recofarma (a company from the Coca-Cola group in Brazil) along with the other Coca-Cola Bottlers and Jugos del Valle S.A.P.I. de C.V. (México) for the total share of Holdfab Particapacoes Ltda. Of the Sucos del Valle Brasil Ltda. Company (Sucos del Valle) whereby the Coca-Cola bottlers now hold a 50% ownership interest of this company.  With this joint venture Refrescsos now holds a total ownership interest of 6.164% of capital chare of the joint Venture (Sucos Mais + Sucos del Valle)  By this Cession Agreement, Sucos del Valle will produce and supply on an exclusive basis to all Coca-Cola bottlers so that they in turn can commercialize the products in their respective territories.

During 2008, EDASA entered into an agreement to expand the plant of effluent treatment. It also entered into a n agreement for the supply of electrical energy with Central Piedrabuena S.A.

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

As of April 19, 2001 the Central Bank eliminated certain exchange controls.  For instance, it revoked Chapter XXVI of the CFER, which regulated the issuance and placement of ADRs by Chilean corporations. Pursuant to the new rules, the Central Bank’s approval is no longer a pre-condition for ADR issuances or foreign investment contracts with the Central Bank. ADR issuances are now regarded as an ordinary foreign investment, and the only requirements are that the Chilean Central Bank be informed of the transaction, by fulfilling the rules of Chapter XIV of the CFER, that mainly establishes that the monies come in or leave the country exclusively through the Formal Exchange Market, if the recipient of the investment decides to enter the foreign currency to the country or if it carries out payments or remittances from Chile.

Notwithstanding these changes, exchange transactions authorized prior to April 19, 2001 remained subject to the rules in force as of the date of such transactions.  The new exchange regime did not affect Chapter XXVI of the CFER and the Foreign Investment Contract - FIC between Andina, the Central Bank and The Bank of New York Mellon (as depositary of the shares represented by ADSs).  Notwithstanding the previous, the parties to the FIC may choose to adopt the norms imposed by the Chilean Central Bank, resigning to those of the FIC, and which has been the option we have taken until his date. The FIC is the agreement by which access to the Foreign Exchange Market is given to the depositary and ADR holders.  The FIC adopted the dispositions of Chapter XXVI and was celebrated pursuant to Article 47 of the Constitutional Organic Act of the Chilean Central Bank.

Banco de Chile was initially appointed as our custodian bank, beginning December 31, 2002.  The Bank of New York Mellon later caused the FIC to be amended and on May 5, 2003 Banco de Chile was replaced by Banco Santander Chile as custodian.

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

Under Chapter XXVI and the FIC, the Chilean Central Bank agreed to grant to the depositary, on behalf of Series A and Series B ADR holders, and to any investor not residing nor domiciled in Chile who acquire Series A shares or Series B shares or replace Series A or Series B ADRs for Series A or Series B shares , which we refer to as the Withdrawn Shares, Formal Exchange Market access to convert Chilean pesos into U.S. dollars (and to remit those dollars outside Chile) with respect to Series A and Series B common shares represented by Series A and Series B ADSs or Withdrawn Shares, including amounts received as:

(1)                  cash dividends;

(2)                  proceeds from the sale in Chile of Withdrawn Shares;

(3)                  proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares;

(4)                  proceeds from the liquidation, merger or consolidation of Andina;

(5)                  proceeds resulting from capital decreases or earnings or liquidations; and

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

Chapter XXVI and the FIC provide that an entity or person who is not domiciled in Chile nor a Chilean resident, who brings foreign currency into Chile to purchase Series A shares or Series B shares pursuant to the FIC must convert that foreign currency into Chilean pesos on the date of entry into Chile, and must invest in Series A or Series B shares within five banking business days in order to receive the benefits of the FIC. If that entity or person does not invest in Series A or Series B shares within that period, it can access the Formal Exchange Market to reacquire foreign currency, provided that the request is submitted to the Chilean Central Bank within seven banking business days of the initial conversion into pesos. Series A shares or Series B shares acquired as described above may be deposited in exchange for ADRs and the entity or person will receive the benefits of the FIC, subject to: (1) receipt by the Chilean Central Bank of a certificate from the depositary that the Series A or Series B shares have been deposited and that the related ADRs have been issued; and (2) receipt by the custodian of a declaration from the person making the deposit waiving the benefits granted by the FIC with respect to the deposited Series A or Series B shares, which will be held by the depositary .

FEM access under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access needs the Chilean Central Bank’s approval on a request submitted to that end through a banking institution established in Chile. The FIC provides that if the Chilean Central Bank has not acted upon the request within seven banking days, the request is deemed to have been granted.

Under current Chilean law, the Chilean Central Bank cannot unilaterally change the FIC. The Chilean Courts (although not binding on future judicial decisions) also have established that the FIC cannot be annulled by future legislative changes. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, to the disposition of underlying Series A or Series B shares, or to the repatriation of proceeds from their disposition, will not be imposed in the future; nor can there be any assessment of the duration or impact of any restrictions that might be imposed. If for whatever reason, including changes in the FIC or Chilean law, the Depositary is prevented from converting Chilean pesos into U.S. dollars; the investors shall receive dividends or other payments in Chilean pesos, which shall subject the investors to exchange rate risks. It cannot be assured that the CFER, as amended, or any other exchange regulation will not be amended in the future, or that if new regulations are enacted that they shall have no material bearing on Andina or the holders of the ADS.

No assurance can be given that Andina will be able to purchase U.S. Dollars in the Local Exchange Market at any time in the future, nor that any such purchase will be for the amounts necessary to pay any sum due under any of its capital or debt instruments. Likewise, it is not possible to guarantee that changes to the regulations of the Chilean Central Bank or other legislative changes relating to exchange controls will not restrict nor impair Andina’s ability to purchase U.S. Dollars in order to make payment on its debt instruments.

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

The initial issuance of the Debt Securities is subject to stamp tax and a foreign or Chilean holder will not be liable for Chilean stamp, registration or similar taxes because these would be payable only by the Company.

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

You may read and copy all or any portion of the annual report or other information in our files in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also access these documents through the SEC’s website at www.sec.gov. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file reports with the Chilean Superintendencia de Valores y Seguros. You may read and copy any materials filed with the SVS directly from its website www.svs.cl of from our corporate website www.embotelladoraandina.com or request a hard copy to ir@koandina.com. The documents referred to in this annual report can be inspected at El Golf 40

Oficina 401, Las Condes, Santiago, Chile. Chilean law may restrict our shareholders’ right of inspection to certain days and times.

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

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2008.

	Expected Maturity Date							Estimated Fair Market Value
	2009	2010	2011	2012	2013	Thereafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest Earning Assets
Time deposits and credit links	81,721	0	0	0	0	0	81,721	81,721
Weighted average interest rate	5.22%						5.22%
Interest Bearing Liabilities
Long-term debt	2,758	4,669	4,669	4,669	4,669	58,364	79,798	88,195
Fixed Rate	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Bank liabilities	5,820	0	0	0	0	0	5,820	5,820
Weighted average interest rate	17.64%						17.64%
Variable Rate
Bank liabilities	226	225	160	28			639	639
Weighted average interest rate	10.51%	10.54%	10.26%	9.86%			10.43%

Foreign Currency Risk

At December 31, 2008, the Company does not have long-term interest bearing debt subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The company maintains cash, short term deposits and money market mutual funds  in U.S. dollars amounting to Ch$25,550 million at December 31, 2008, Our dollar-denominated financial assets are partially protected against fluctuations in the exchange rate for U.S. dollars by means of  hedge agreements. The hedged amount totaled Ch$14,955 million at December 31, 2008, with which the Company’s net asset and liability dollar-denominated exposure is significantly hedged.

The following table summarizes the financial instruments denominated in US dollars we held as of December 31, 2008.

	Expected Maturity Date							Estimated Fair
	2009	2010	2011	2012	2013	Thereafter	Total	Market Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
US$ denominated:
Cash	1,531	0	0	0	0	0	1,531	1,531
Time deposits	13,747	0	0	0	0	0	13,747	13,747
Money market mutual funds	10,272	0	0	0	0	0	10,272	10,272
Foreign currency contracts	1,040	0	0	0	0	0	1,040	1,040

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Controller, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our Chief Executive Officer, Chief Financial Officer and Controller have concluded that these controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by the Company’s registered independent accounting firm, which opinion is stated in their report, included herein.

Changes in internal controls over financial reporting.

There were no changes in our internal control over financial reporting during the year ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Heriberto Urzúa Sánchez is our “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has also determined that Mr. Heriberto Urzúa Sánchez is an “independent director” as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

ITEM 16B.     CODE OF ETHICS

We have adopted a “Code of Business Conduct” that constitutes a code of ethics for our employees. This code applies to our chief executive officer and all senior financial officers of our Company, including the chief financial officer, controller, or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our code of ethics is available on our websites, free of charge, at www. embotelladoraandina.com. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on the above mentioned website.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2008		2007
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees
Audit fees(1)	569	98%	641	96%
Audit-related fees(2)	5	1%	4	1%
Tax fees(3)	3	1%	20	3%
Total	577	100%	665	100%

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Salvador Said was appointed to the Audit Committee of Embotelladora Andina S.A. by the Regular Meeting of the Board of Directors of the Company held on April 22, 2008, replacing José Antonio Garcés (Junior), as duly informed by the Form 6K filed with the Securities and Exchange Commission on April 23, 2008.

The Company discloses that, with respect to the current membership of Mr. Said and the previous membership of Mr. Garcés Silva on the Company’s Audit Committee, it has relied on the exemption from the independence requirements provided by Rule 10A-3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 10A-3(b)(1)(iv)(D), a director who is either an affiliate or a representative of an affiliate of the listed company may serve as a member of the audit committee to the extent the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the listed company.

Mr. Said meets, as did Mr. Garcés Silva for the duration of his membership, the requirements of Rule 10A-3(b)(1)(iv)(D) because he (i) is a representative of the controlling shareholder of the Company, Inversiones Freire S.A.; (ii) has only observer status on the audit committee of the Company; and (iii) is not an executive officer of the Company.

The Company’s reliance on the exemption provided by Rule 10A-3(b)(1)(iv)(D) of the Exchange Act would not materially adversely affect the ability of the audit committee of the Company to act independently.

ITEM 16E.     PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2008, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable to this annual report. Application of this item will start with our annual report for the fiscal year ending December 31, 2009.

ITEM 16G. CORPORATE GOVERNANCE

NYSE and Chilean Corporate Governance Requirements

In accordance with Section 303A.11 of the NYSE’s Listed Company Manual, the following table sets forth significant differences between Chilean corporate governance practices and those corporate governance practices followed by domestic corporations under NYSE listing standards. Significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards are also publicly available on our website at www.embotelladoraandina.com.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

303A.01 Independence	Members of the Board of Directors must be independent in their majority.

There is no legal obligation to have a Board of Directors composed mainly of independent members. In addition, according to section 303A regarding Controlled Companies, the requirements of 303A do not apply to our Company.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
303A.02 Test of Independence	Members of the Board of Directors must meet the Test of Independence.

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

There is no similar obligation under Chilean law. Chilean law requires that companies must have both account inspectors and external auditors.

However, Andina designated an Audit Committee in accordance with Rule 10 A.3.

303A.08 Voting on Compensation Plans	Shareholders must have the opportunity to vote on the creation or amendment of compensation plans regarding board members, executives and employees.	Directors’ compensation is annually approved during the Company’s General Shareholders’ Meeting.

303A.09 Corporate Governance	Listed companies must adopt and disclose Corporate Governance Practices.	Chilean Law does not require the adoption of Corporate Governance Practices because they have been established by Chilean Corporate Law.

303A.10 Code of Ethics and Business Conduct	A company must adopt a Code of Business Conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.

There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Business Conduct that applies to the entire Company, which does not require or prohibit behavior that contravenes Chilean Law. This Code of Business Conduct is available on our website at http://www.embotelladoraandina.com/.

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

•      Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-

No similar obligation exists under Chilean law. However, in accordance with Chilean law, the directors of a company must annually submit for approval the company’s annual report and financial statements to its shareholders at the company’s annual shareholders’ meeting. Similarly, public companies must, from time to time, provide all relevant company information by means of the publications and notifications established by law.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

compliance with any of the applicable provisions of Section 303 A.

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

303A.14 Company Website

Listed Companies subject to Sections 303A.04, .05, .07(c), .09 or .010 must have a company website which is accessible from the United States. The website must contain its Corporate Governance Committees’ By Laws, its corporate governance requirements, its Code of Business Conduct and the summary required by Section 303A.11

No similar obligation exists under Chilean law

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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2009.

EMBOTELLADORA ANDINA S.A. (ANDINA BOTTLING COMPANY)

/s/ Osvaldo Garay
Osvaldo Garay
Chief Financial Officer

Date: June 30, 2009

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	Unidades de Fomento (Chilean government inflation-indexed monetary units)
A$	-	Argentine pesos
R$	-	Brazilian reals
	€-	Euros

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embotelladora Andina S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Chile.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Chile. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

June 30, 2009

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2008)

		At December 31,
	Note	2008	2007
		ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash		21,250,102	26,957,261
Time deposits	3	81,721,481	53,457,247
Marketable securities	4	26,281,107	52,853,048
Trade accounts receivable (net)	5	46,751,190	48,221,953
Notes receivable (net)	5	14,116,657	15,848,607
Other receivables (net)	5	13,256,520	17,458,395
Accounts receivable from related companies	6 a)	2,942,896	2,011,437
Inventories (net)	7	31,227,350	29,728,197
Recoverable taxes		5,985,290	2,772,754
Prepaid expenses		2,435,882	2,073,543
Deferred income taxes	8 b)	3,637,016	5,700,565
Other current assets	9	6,936,682	24,585,281
Total current assets		256,542,173	281,668,288

PROPERTY, PLANT AND EQUIPMENT	10
Land		20,428,189	18,242,140
Buildings and improvements		125,373,465	107,269,482
Machinery and equipment		299,696,514	250,017,731
Other property, plant and equipment		282,188,795	236,846,369
Technical reappraisal of property, plant and equipment		2,404,632	2,404,632
Less: Accumulated depreciation		(502,897,614)	(431,192,834)
Total property, plant and equipment		227,193,981	183,587,520

OTHER ASSETS
Investments in unconsolidated affiliates	11	29,529,778	27,183,280
Investments in other companies		130,866	145,865
Goodwill (net)	12	65,269,071	62,141,039
Long-term receivables		19,862	40,849
Accounts receivable from related companies	6 a)	34,719	54,163
Intangibles (net)		163,785	176,939
Long-term investments and other long-term assets	13	24,072,320	25,719,700
Total other assets		119,220,401	115,461,835
Total assets		602,956,555	580,717,643

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2008)

		At December 31,
	Note	2008	2007
		ThCh$	ThCh$
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank borrowings	14 a)	5,819,629	4,302,445
Current portion of long-term bank borrowings	14 b)	226,412	133,251
Current portion of bonds payable	16	2,757,734	7,529,858
Dividends payable		5,756,633	6,327,703
Trade accounts payable		64,183,029	59,443,103
Other creditors		4,736,526	5,432,448
Amounts payable to related companies	6 b)	17,408,733	20,862,345
Other accrued liabilities	17	3,785,264	3,784,518
Withholdings		23,518,706	22,491,768
Income taxes payable		3,937,065	10,928,616
Unearned income		29,455	507,981
Other current liabilities		1,243,745	1,453,824
Total current liabilities		133,402,931	143,197,860

LONG-TERM LIABILITIES
Long-term bank borrowings	15	413,452	806,562
Bonds payable	16	77,039,965	80,147,810
Other creditors		55,018	86,641
Amounts payable to related companies	6 b)	3,137,348	3,637,916
Other accrued liabilities	17	16,762,461	18,434,541
Deferred income taxes	8 b)	11,502,194	13,476,959
Other long-term liabilities	19	13,008,718	13,356,243
Total long-term liabilities		121,919,156	129,946,672

MINORITY INTEREST	20	1,385,866	1,401,700

COMMITMENTS AND CONTINGENCIES	26

SHAREHOLDERS’ EQUITY	21
Paid-in capital		236,327,716	236,327,716
Other reserves		9,055,154	(12,461,908)
Retained earnings from prior years		23,201,754	12,165,712
Net income for the year		94,835,957	88,864,517
Interim dividends		(17,171,979)	(18,724,626)
Total shareholders’ equity		346,248,602	306,171,411
Total liabilities and shareholders’ equity		602,956,555	580,717,643

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2008)

		For the years ended December 31,
	Note	2008	2007	2006
		ThCh$	ThCh$	ThCh$
OPERATING INCOME
Net sales		847,301,262	693,354,354	639,449,887
Cost of sales		(470,650,678)	(382,730,941)	(365,000,855)
Gross profit		376,650,584	310,623,413	274,449,032
Administrative and selling expenses		(237,973,984)	(184,850,075)	(163,265,738)
Operating income		138,676,600	125,773,338	111,183,294

NON-OPERATING INCOME AND EXPENSE
Financial income		11,884,239	24,976,389	14,657,574
Share of gain from unconsolidated affiliates	11	1,879,223	813,091	688,083
Other non-operating income	22	6,349,939	13,376,358	6,576,426
Amortization of goodwill	12	(7,612,137)	(7,081,410)	(7,605,128)
Financial expense		(27,576,509)	(13,549,064)	(14,661,228)
Other non-operating expense	22	(16,431,996)	(10,329,481)	(11,954,795)
Price-level restatement		(2,089,483)	(4,947,378)	(369,339)
Exchange gains (losses), net		14,988,633	(10,858,860)	4,338,525
Non-operating expense		(18,608,091)	(7,600,355)	(8,329,882)
Income before income tax expense and minority interest		120,068,509	118,172,983	102,853,412
Income tax expense	8 c)	(25,248,075)	(29,261,856)	(15,854,118)
Income before minority interest		94,820,434	88,911,127	86,999,294
Income attributable to minority interest	20	15,523	(46,610)	(34,616)
Net income		94,835,957	88,864,517	86,964,678

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2008

	For the years ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	1,190,598,433	938,454,613	846,282,601
Financial income received	32,946,033	22,808,454	13,070,660
Dividends and other distributions received	2,610,500	3,605,338	1,735,633
Collection of other receivables	82,504	63,748	20,913
Payments to suppliers and personnel	(857,618,760)	(656,566,632)	(575,295,405)
Interest paid	(22,547,478)	(18,947,076)	(14,894,240)
Income tax payments	(30,570,348)	(23,236,665)	(12,675,692)
VAT and other similar items paid	(156,170,034)	(116,837,356)	(109,798,591)
Net cash provided by operating activities	159,330,850	149,344,424	148,445,879

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from banks	83,876,548	57,279,061	52,011,774
Dividends paid	(73,505,825)	(85,320,791)	(86,179,464)
Payments of loans	(82,754,232)	(55,896,597)	(83,250,109)
Repayments of bonds	(6,909,335)	(14,874,766)	(13,944,612)
Net cash used in financing activities	(79,292,844)	(98,813,093)	(131,362,411)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	757,650	760,476	2,394,740
Proceeds from sales of permanent investments	—	—	5,984,999
Proceeds from sales of other investments	1,060,242	117,971,161	43,410,831
Additions to property, plant and equipment	(67,074,398)	(61,010,625)	(43,279,792)
Permanent investments	(1,530,709)	(3,976,701)	—
Purchases of other investments	(7,484,123)	(19,500,140)	(1,513,677)
Acquisition interest in Embotelladora del Sur S.A.	(1,139,982)	—	—
Other investments disbursements	(54,251)	—	—
Net cash provided by investing activities	(75,465,571)	34,244,171	6,997,101
Net cash flows from operating, financing and investing activities	4,572,435	84,775,502	24,080,569
PRICE — LEVEL RESTATEMENT OF CASH AND CASH EQUIVALENTS	(7,493,535)	(1,224,618)	(712,574)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,921,100)	83,550,884	23,367,995
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	132,173,790	48,622,906	25,254,911
CASH AND CASH EQUIVALENTS AT END OF YEAR	129,252,690	132,173,790	48,622,906

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2008)

	For the years ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	94,835,957	88,864,517	86,964,678
Income on sales of assets:
Loss (gain) on sale of property, plant and equipment	(274,757)	159,758	2,489,116
Loss on divesture of Cican S.A.	—	93,163	—
Loss (gain) on sale of other assets	(23,591)	92,283	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	38,057,388	31,742,138	34,565,812
Amortization of intangibles	351,564	258,093	228,982
Write-offs and provisions	940,029	1,185,592	3,326,417
Share of gain from unconsolidated affiliates	(1,879,223)	(813,091)	(688,083)
Amortization of goodwill	7,612,137	7,081,410	7,605,128
Price-level restatement	2,089,483	4,947,378	369,339
Exchange gains (losses), net	(14,988,633)	10,858,860	(4,338,525)
Other credits to income that do not represent cash flows	—	(3,298,942)	(472,488)
Other charges to income that do not represent cash flows	6,550,726	3,898,911	—
(Increase) decrease in operating assets:
Trade accounts receivable	14,362,957	(304,974)	1,875,499
Inventories	1,113,953	(5,887,910)	(5,497,308)
Other assets	20,716,745	(29,340,076)	(17,649,496)
Increase (decrease) in operating liabilities:
Accounts payable related to operating income	(30,963,699)	3,215,853	11,287,354
Interest payable	30,553,274	10,170,891	11,444,325
Income taxes payable	(16,440,710)	12,504,263	9,356,488
Other accounts payable related to non-operating income	(1,703,237)	7,685,427	5,112,818
VAT and other similar items	8,436,010	6,184,270	2,431,207
Income attributable to minority interest	(15,523)	46,610	34,616
Net cash provided by operating activities	159,330,850	149,344,424	148,445,879

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2008 AND 2007

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Embotelladora Andina S.A. is registered under No. 00124 in the Securities Registry and is subject to the regulations of the Chilean Superintendency of Securities and Insurance Companies (the “SVS”).

The primary activity of Embotelladora Andina S.A. (“Andina”, and together with its subsidiaries, the “Company”) is the production and sale of Coca-Cola products and other beverages. The Company has bottling operations in Santiago San Antonio and Rancagua, Chile and, through its subsidiaries, in Rio de Janeiro, Espíritu Santo and Nova Iguaçu, Brazil, and Mendoza, Córdoba, and Rosario, Argentina. The Company holds franchises from The Coca-Cola Company covering each of its Chilean, Brazilian and Argentine operations. The franchises for the Chilean Territories, Argentine Territories and for the Brazilian Territories expire in 2012. All these franchises may be extended at the option of The Coca-Cola Company. Such franchises are expected to be renewed upon expiration.

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

c) Price-level restatement

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Chilean Consumer Price Index published by the National Institute of Statistics (the “CPI”), applied one month in arrears, which was 2.1%, 7.4% and 8.9% for the years ended November 30, 2006, 2007 and 2008, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

Assets and liabilities that are denominated in inflation-indexed monetary units are stated at year-end values. The principal inflation-indexed monetary unit used in Chile is the UF that changes daily to reflect the changes in the CPI. Values for the UF are as follows (historical pesos per UF):

	December 31,
	2008	2007	2006
	Ch$	Ch$	Ch$
Unidades de Fomento (UF)	21,452.57	19,622.66	18,336.38

All amounts in the financial statements and notes are expressed in Chilean pesos of December 31, 2008 purchasing power, unless otherwise stated. For comparative purposes, the 2006 and 2007 financial statements, and the amounts disclosed in the related footnotes, have been restated in terms of Chilean pesos of December 31, 2008 purchasing power. This updating does not change the prior year’s statements or information in any way except to update the amounts to Chilean pesos of similar purchasing power.

d) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies were translated into Chilean pesos at the exchange rates reported by the Central Bank of Chile as follows:

	December 31,
	2008	2007	2006
	Ch$	Ch$	Ch$
United States dollars (US$)	636.45	496.89	532.39
Argentine pesos (A$)	184.32	157.79	173.87
Brazilian Real (R$)	272.34	280.52	249.01
Euros (€)	898.81	730.94	702.08

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

Considering that the number of new containers in circulation during a year is historically greater than the number of containers returned by clients in that same period, the liability for cash guarantees received, amounting to ThCh$ 10,102,254 and ThCh$ 9,998,894 as of December 31, 2008 and 2007, respectively, is presented under Other long-term liabilities in the balance sheet.

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

q) Staff severance indemnities and retention plan

The Company has recorded a liability for long-term severance indemnities in accordance with the collective bargaining agreements entered into with its employees in Chile. The indemnity is payable to employees at the rate of one full month’s salary for every year of service with the Company. This liability is shown at the present value of the projected benefits, considering the impacts of inflation, discounted at a rate of 4% (7% for the previous year). The benefit accrued as of the end of the year considers the average future service period for all employees covered by such agreements. The staff severance indemnities are included in short-term and long-term Other accrued liabilities in the consolidated balance sheets. Beginning in 2005 the Company also maintains a separate management retention plan which entitles certain selected executives to receive a fixed lump sum payment on a pre-determined date upon completion of service.  The resulting obligation under the provisions of this plan is shown under Other accrued liabilities in the consolidated balance sheets.

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

Hedges of forecasted transactions — Foreign-currency forward exchange contracts and cross-currency swap agreements to hedge foreign exchange risk on forecasted cash flows in US dollars:

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

NOTE 3 - TIME DEPOSITS

Time deposits at each year-end consisted of the following:

	At December 31,
	2008	2007
	ThCh$	ThCh$
Local currency deposits	67,943,378	53,329,846
Foreign currency deposits	13,778,103	127,401
Total	81,721,481	53,457,247

NOTE 4 - MARKETABLE SECURITIES

Marketable securities at each year-end consisted of the followings:

	At December 31,
	2008	2007
	ThCh$	ThCh$
Money market funds	26,281,107	51,759,280
Bonds United States Treasury (restricted) (1)	—	1,093,768
Total	26,281,107	52,853,048

(1)              Collateral guarantee required for operating at the London International Financial Futures and Options Exchange.

NOTE 5 - RECEIVABLES

Of the portfolio of receivables at December 31, 2008 98.3% corresponded to the softdrinks and other beverage business and 1.7% to the container business.  Details of receivables are as follows:

	At December 31,
	2008	2007
	ThCh$	ThCh$
Trade accounts receivable	47,681,234	49,180,623
Allowance for doubtful accounts	(930,044)	(958,670)
Subtotal trade accounts receivable (net)	46,751,190	48,221,953
Notes receivable	14,591,709	16,380,265
Allowance for doubtful accounts	(475,052)	(531,658)
Subtotal notes receivable (net)	14,116,657	15,848,607
Other receivables	13,411,405	17,641,093
Allowance for doubtful accounts	(154,885)	(182,698)
Subtotal other receivables	13,256,520	17,458,395
Total receivables	75,684,348	83,201,981
Total allowance for doubtful accounts	(1,559,981)	(1,673,026)
Total net receivables	74,124,367	81,528,955

Notes receivable consisted primarily of post-dated checks for the purchases of goods.  Other receivables consisted primarily of advance payments made to suppliers and amounts due from employees.

Gross balances outstanding for 90 days or less were ThCh$ 73,940,287 and ThCh$ 81,702,973 at December 31, 2008 and 2007, respectively. Gross balances outstanding for more than 90 days were ThCh$ 1,744,061 and ThCh$ 1,499,008 at December 31, 2008 and 2007, respectively.

The Company’s bad debt expense totaled ThCh$ 404,812 in 2008, ThCh$ 346,549 in 2007 and ThCh$ 246,694 in 2006.

NOTE 6 - AMOUNTS AND TRANSACTIONS WITH RELATED COMPANIES

Amounts payable and receivable with related companies correspond to transactions made on market terms.  These balances are generally due within approximately 45 days.

a) Amounts receivable

		At December 31,
		Short – term		Long – term
Company	Transaction	2008	2007	2008	2007
		ThCh$	ThCh$	ThCh$	ThCh$
Coca Cola de Chile S.A.	Advertising	—	—	34,719	54,163
Embonor S.A.	Sale of products	2,152,900	1,414,359	—	—
Embotelladora Coca Cola Polar S.A.	Sale of products	789,996	597,078	—	—
Total		2,942,896	2,011,437	34,719	54,163

b) Amounts payable

		At December 31,
		Short – term		Long – term
Company	Transaction	2008	2007	2008	2007
		ThCh$	ThCh$	ThCh$	ThCh$
Recofarma Industrias do Amazonas Ltda.	Purchase of concentrate	4,171,314	8,037,866	—	—
Coca Cola de Chile S.A.	Advertising	6,361,373	6,472,492	—	—
Envases CMF S.A.	Purchase of raw materials	3,646,434	3,017,602	—	—
SPBR S.R.L	Purchase of concentrate	1,966,127	1,944,621	—	—
Envases Central S.A.	Raw materials and finished products transactions	1,085,372	1,250,527	—	—
Envases del Pacífico S.A.	Purchase of raw materials	178,113	139,237	—	—
Embonor S.A.	Unearned income from sale commitments (1)	—	—	2,495,911	2,891,672
Embotelladora Coca Cola Polar S.A.	Unearned income from sale commitments (1)	—	—	641,437	746,244
Total		17,408,733	20,862,345	3,137,348	3,637,916

(1)          Corresponds to unearned income from sale commitments of Vital S.A.’s products to Embonor S.A. and Embotelladora Coca Cola Polar S.A., which will be realized along with future deliveries.

c)              Transactions with related companies, exceeding ThCh$ 200,000, were as follows:

Company	Relation	Transaction	2008	2007	2006
			ThCh$	ThCh$	ThCh$

Coca-Cola de Chile S.A.	Shareholder	Concentrate purchases	56,182,488	53,718,291	47,513,801
		Payment of advertising participation	3,093,037	4,498,441	2,125,883
		Water source rental	2,106,957	1,840,945	1,573,774
		Sales of advertisement	1,741,288	3,866,329	3,165,728
		Other sales	506,184	162,265	—

Recofarma Industrias do Amazonas Ltda.	Shareholder related	Concentrate purchases	74,130,645	59,719,559	47,700,566
		Payment of advertising participation	8,338,355	3,603,391	3,754,643
		Reimbursement and other purchases	1,600,912	564,452	631,562

SPBR S.R.L.	Shareholder	Concentrate purchases	36,047,961	29,528,611	26,544,646

Envases Central S.A.	Equity investee	Finished product purchases	16,884,635	18,367,877	17,940,520
		Sales of raw materials and supplies	1,542,469	1,826,336	1,721,650

Envases CMF S.A.	Equity investee	Purchase of containers	16,178,976	17,556,709	19,259,783
		Sale of finished products	—	235,599	—
		Dividend payment	2,700,000	3,495,690	1,731,146
		Purchase of machinery and equipment	753,032	—	—

Iansagro S.A.	Director in common	Purchase of sugar	20,143,018	19,137,345	11,457,613

Coca Cola Embonor S.A.	Shareholder related	Sale of finished products	9,930,915	9,486,954	8,118,716
		Parchase of products	302,963	304,930

Embotelladora Coca Cola Polar S.A.	Shareholder related	Sale of finished products	5,597,478	5,623,544	5,047,603

Vendomática S.A.	Director related	Sale of finished products	1,569,773	1,592,767	1,687,632

Cican S.A.	Shareholder related	Purchases of finished products	—	1,585,970	1,492,443

Envases del Pacífico S.A.	Shareholder related	Purchase of raw materials	565,584	246,055	498,293

BBVA Administradora General de Fondos S.A.	Shareholder related	Investments in mutual funds	15,569,414	48,472,349	92,577,410
		Redemption of mutual funds	15,569,414	50,465,829	83,038,267

d)    Other transactions

In 2006, the Company entered into a supply agreement with Empresas Iansa S.A. and Iansagro S.A. for the purchase of 172,000 tons of sugar.  This agreement will expire during 2009. The agreement provides for the payment of a fixed price for part of the volume to be purchased and a variable price, determined in accordance with market values observed in international markets, for the remaining commitments. For the year ended December 31, 2006, the Company recorded a loss of ThCh$ 875,392 on purchase commitments stated at fixed prices, based on fair values at year-end (nil for the year ended December 31, 2008 and 2007).

NOTE 7 - INVENTORIES

Inventories at each year-end consisted of the following:

	At December 31,
	2008			2007
	Gross value	Obsolescence provision	Net value	Gross value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Raw materials	15,696,004	(294,555)	15,401,449	12,658,853	(271,496)	12,387,357
Finished products	13,161,294	(188,802)	12,972,492	16,066,578	(609,553)	15,457,025
Products in process	1,528,753	—	1,528,753	1,473,884	—	1,473,884
Raw materials in transit	1,324,656	—	1,324,656	409,931	—	409,931
Total	31,710,707	(483,357)	31,227,350	30,609,246	(881,049)	29,728,197

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a)      General:

At December 31, 2008 and 2007, the Company has no accumulated taxable profits with shareholders credit.

b)      Deferred income taxes at each year-end were as follows:

	December 31, 2008				December 31, 2007
	Assets		Liabilities		Assets		Liabilities
	Short- term	Long-term	Short- term	Long-term	Short- term	Long-term	Short- term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary Differences
Allowance for doubtful accounts	282,639	107,380	—	—	273,278	93,919	—	—
Vacation accrual	228,166	—	—	—	234,461	—	—	—
Production expenses	14,441	—	—	—	3,675	—	—	107,228
Depreciation of property, plant and equipment	—	—	229,643	6,458,230	—	—	176,444	6,249,664
Staff severance indemnities	78,373	—	13,324	144,126	58,669	—	24,063	186,671
Impaired assets	259,293	573,310	—	84,074	767,158	725,250	—	—
Provision for labor and commercial lawsuits	—	1,489,338	—	—	—	1,466,320	—	—
Tax loss carryforwards	763,325	—	—	—	2,605,526	1,368,958	—	—
Deposits in guarantee	—	—	—	—	—	—	—	—
Local bond issue expenses	—	—	—	89,026	—	—	—	160,113
Contingency provision	—	328,171	—	—	—	242,897	—	—
Social contributions	877,530	—	—	—	937,989	492,825	—	—
Exchange rate difference	—	—	—	8,307,796	—	—	—	13,725,941
Temporary difference fiscal incentives-Brazil	—	—	—	944,972	—	—	—	—
Income participation provision	612,577	—	—	—	861,654	—	—	—
Other	763,828	371,694	189	—	158,689	395,107	27	—

Others
Complementary accounts, net of Amortization	—	—	—	(1,656,137)	—	—	—	(2,167,382)
Total	3,880,172	2,869,893	243,156	14,372,087	5,901,099	4,785,276	200,534	18,262,235

Short-term deferred tax assets are presented net of short-term deferred tax liabilities.  Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

c)     Income tax expense for each year was as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$

Current income tax expense	(24,098,843)	(25,651,015)	(11,194,979)
Tax expense adjustment (previous period)	475,296	407,184	(135,168)
Deferred income tax expense over assets or liabilities	(370,733)	(3,074,002)	(21,754,215)
Amortization of deferred income tax asset and liability complementary accounts	(426,728)	(1,154,338)	4,379,556
Change in valuation allowance	—	—	13,057,181
Other	(827,067)	210,315	(206,493)
Total	(25,248,075)	(29,261,856)	(15,854,118)

d)             Total income (loss) before income taxes and minority interest arising from the different geographic sources is as follows:

Year ended December 31,	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$

2008	57,407,875	45,299,845	17,360,789	120,068,509
2007	59,613,580	48,404,381	10,155,022	118,172,983
2006	59,824,012	35,455,369	7,574,031	102,853,412

NOTE 9 - OTHER CURRENT ASSETS

Other current assets at each year-end consisted of the following:

	At December 31,
	2008	2007
	ThCh$	ThCh$

Cross-currency swap current portion	—	18,943,008
Supplies	5,256,491	4,982,160
Forward agreement over existing items	1,039,841	—
Futures contracts	—	99,060
Other	640,350	561,053
Total	6,936,682	24,585,281

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

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

During 2008 and 2007, the Company and its subsidiaries adjusted property, plant and equipment that management deemed to remain inactive for an indefinite amount of time, to their estimated realization value.  The resulting write-downs were recorded as Other non-operating expense, as follows:

	2008	2007
	ThCh$	ThCh$
Blowing plant and utilities implementations that will not be used (Machinery and equipment)	950,677	—
Containers (Other property, plant and equipment)	—	733,200
Others (Other property, plant and equipment)	184,221	383,732
Total	1,134,898	1,116,932

a)              Principal components of property, plant and equipment at each year-end are as follows:

	Balances at December 31, 2008			Balances at December 31, 2007
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Land	20,428,189	—	20,428,189	18,242,140	—	18,242,140
Buildings and improvements	125,373,465	(48,630,648)	76,742,817	107,269,482	(39,514,435)	67,755,047
Machinery and equipment	299,696,514	(230,646,026)	69,050,488	250,017,731	(194,875,303)	55,142,428
Other property, plant and equipment	282,188,795	(222,888,898)	59,299,897	236,846,369	(196,072,404)	40,773,965
Technical reappraisal of property, plant and equipment	2,404,632	(732,042)	1,672,590	2,404,632	(730,692)	1,673,940
Total	730,091,595	(502,897,614)	227,193,981	614,780,354	(431,192,834)	183,587,520

b)             Other property, plant and equipment at each year-end are as follows:

	At December 31,
	2008	2007
	ThCh$	ThCh$

Containers	165,293,135	136,721,552
Refrigeration equipment and other assets	68,965,582	60,297,712
Furniture and tools	9,768,191	8,539,876
Other	38,161,887	31,287,229
Total other property, plant and equipment	282,188,795	236,846,369

c)              Technical reappraisal of property, plant and equipment at each year-end was as follows:

	Balances at December 31, 2008			Balances at December 31, 2007
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Land	1,606,035	—	1,606,035	1,606,035	—	1,606,035
Buildings and improvements	224,844	(163,426)	61,418	224,844	(162,516)	62,328
Machinery and equipment	573,753	(568,616)	5,137	573,753	(568,176)	5,577
Total	2,404,632	(732,042)	1,672,590	2,404,632	(730,692)	1,673,940

d)             Depreciation charges for the period amounted to ThCh$ 38,057,388 (ThCh$ 31,742,138 and ThCh$ 34,565,812 in 2007 and 2006, respectively) of which ThCh$ 27,940,166 (ThCh$ 23,382,788 and ThCh$ 25,108,665 in 2007 and 2006, respectively) are included under Cost of sales and ThCh$10,117,222 (ThCh$ 8,359,350 and ThCh$ 9,457,147 in 2007 and 2006, respectively) under Administrative and selling expenses in the income statement.

NOTE 11 - INVESTMENT IN UNCONSOLIDATED AFFILATES

Investments in related companies and the related direct participation in equity and unrealized results at each year-end were as follows:

		Functional	Ownership(*) interest		Accrued income			Participation in Equity		Unrealized losses		Book value of investment
Company	Country	Currency	2008	2007	2008	2007	2006	2008	2007	2008	2007	2008	2007
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A.	Chile	Chilean pesos	50.00	50.00	1,183,591	891,417	528,992	19,962,727	20,431,022	(1,063,703)	(1,148,800)	18,899,024	19,282,222
Holdfab Participacoes Ltda.	Brazil	US dollars	14.73	14.73	555,409	111,088	—	7,077,190	4,357,216	—	—	7,077,190	4,357,216
Envases Central S.A.	Chile	Chilean pesos	49.91	49.91	218,017	906	(26,296)	2,824,543	2,604,530	(263,152)	(263,152)	2,561,391	2,341,378
Kaik Participacoes Ltda.	Brazil	US dollars	11.32	11.32	(77,794)	112,211	79,857	992,173	1,202,464	—	—	992,173	1,202,464
Cican S.A.	Argentina	US dollars	—	—	—	(302,531)	105,530	—	—	—	—	—	—
Total					1,879,223	813,091	688,083	30,856,633	28,595,232	(1,326,855)	(1,411,952)	29,529,778	27,183,280

(*)         Corresponds to the number of shares and rights of Andina over the total shares and rights in each of the companies.  This percentage equals the voting right in each entity, where there are no preferential shares.

1      The main changes that occurred in the reported periods are the following:

•                  In June, 2008 Embotelladora Andina S.A. acquired a 48% ownership interest in Embotelladoras del Sur S.A. for ThCh$753,582.  Subsequent to the acquisition Embotelladora Andina S.A. made a ThCh$386,400 capital contribution to Embotelladoras del Sur S.A

The amounts disbursed by Embotelladora Andina S.A. in the acquisition of and capital contribution to Embotelladoras del Sur S.A., were originally recorded as an intangible since the final purpose was not the acquisition of the company but the acquisition of the distribution’s  rights of the water segment´s products that were previously marketed by Embotelladoras del Sur S.A.

As of December 31, 2008, due to the difficulty to measure the future cash flows generated by the distribution of the “Benedictino” brand’s water and because the property of this brand belongs to the Coca-Cola Company, all disbursements made in Embotelladoras del Sur S.A. were recorded against Other Non-Operating Expense.

•                  In November 2007, the Company´s subsidiary Embotelladora del Atlantico S.A. sold its 15.20% ownership interest in Cican S.A. to Femsa at ThCh$739.977. This sale resulted in a loss of ThCh$93,163 which was recorded in the Income Statement under other non-operating expenses.

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

•                  The equity investee Centralli Refrigerante S.A., Brazil, has negative shareholders´ equity, which is provisioned in the corresponding equity proportion. Ownership is 25%. As of December 31, 2008 and 2007, such provision amounted to ThCh$ 151,191 and ThCh$ 44,956, respectively, and is included under Other long-term liabilities.

•                  The investment in Envases Central S.A. is presented net of unrealized income generated in December 1996 related to the sale of the property located in Renca. Total unrealized income amounted to ThCh$ 263,152 and will be recognized upon the sale of the land to a third party.

•                  The investment in Envases CMF S.A. is presented net of unrealized income of ThCh$1,063,703 originated in June 2001 from the purchase of machinery and equipment from the Company’s subsidiary Envases Multipack S.A.   Unrealized income is recognized in earnings over the remaining useful life of the assets sold to Envases CMF S.A.  In 2008 and 2007, the Company realized ThCh$ 85,097 each year for this concept.

•                  The equity gain recognized from the investment in Envases CMF S.A. is presented net of unrealized income related to the sale of bottles from Envases CMF S.A. to Andina.  As of December 31, 2008 this amounts to ThCh$ 1,133,210 (ThCh$ 1,150,383 and ThCh$ 1,570,100 as of December 31, 2007 and 2006, respectively).

•                  During 2008, Envases CMF S.A. distributed dividends to Andina amounting to ThCh$ 2,700,000 (ThCh$ 3,495,418 during 2007).

•                  During 2007, Kaik Participacoes Ltda. distributed dividends to Refrescos amounting to ThCh$ 810,668.

2                  Income available to be remitted by subsidiaries abroad which have not been taxed in Chile amount to US$ 227 million.

3                  The investment in Kaik Partipacoes Ltda. (Brazil), where the Company holds an indirect ownership of 11.32%, has been accounted for under the equity method, as described in Note 1 m), since the Company has the right to designate a director.

NOTE 12 - GOODWILL

Goodwill at each year-end and the corresponding amortization for each year were as follows:

	At December 31,
	2008		2007		2006
	Amortization during the year	Goodwill balance	Amortization during the year	Goodwill balance	Amortization during the year	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	4,277,729	41,042,712	3,661,090	38,708,727	4,188,638	48,553,829
Embotelladora del Atlántico S.A.	3,334,408	24,226,359	2,834,930	23,432,312	3,262,244	30,226,540
Vital S.A.	—	—	585,390	—	154,246	616,986
Total	7,612,137	65,269,071	7,081,410	62,141,039	7,605,128	79,397,355

Accumulated amortization of goodwill was ThCh$ 124,305,280 and ThCh$ 116,693,143 at December 31, 2008 and 2007, respectively.

NOTE 13 - OTHER LONG-TERM ASSETS

Other long-term assets at each year-end were as follows:

	At December 31,
	2008	2007
	ThCh$	ThCh$
Judicial deposits (Brazil)	8,053,225	7,567,714
Recoverable taxes	5,545,258	5,937,180
Bond issuance expense and par value difference	2,863,744	3,156,095
Prepaid expenses	3,303,265	3,592,041
Non-operating assets	1,544,872	2,620,659
Supplies	2,706,343	2,783,765
Other	55,613	62,246
Total	24,072,320	25,719,700

NOTE 14 - SHORT-TERM BANK BORROWINGS

a)     Short-term bank borrowings were as follows:

	At December 31,
	Currency or indexation adjustment
	Foreign currencies		Non-indexed Ch$		Total
	2008	2007	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco Galicia	3,742,361	1,820,798	—	—	3,742,361	1,820,798
Banco do Brasil	—	1,099,762	—	—	—	1,099,762
Banco BBVA	—	—	—	1,381,885	—	1,381,885
Banco de Chile	—	—	1,000		1,000	—
Banco BBVA Francés	2,076,268	—	—	—	2,076,268	—
Total	5,818,629	2,920,560	1,000	1,381,885	5,819,629	4,302,445
Principal due	5,429,478	2,885,996	1,000	1,381,885	5,430,478	4,267,881
Weighted average annual interest rate					17.64	9.74

At December 31, 2008 and 2007, the Company had approximately Ch$109,306 and Ch$111,434 million, respectively, available through short-term lines of credit.  The aggregate outstanding amount of these lines of credit at December 31, 2008 and 2007 was approximately Ch$7,505 million and Ch$4,039 million, respectively.

b)    Current portion of long-term bank borrowings:

	At December 31,
	Currency or indexation adjustment:
	Foreign currencies
Bank	2008	2007
	ThCh$	ThCh$
Banco Alfa	114,657	128,789
BankBoston	—	2,361
Banco Votorantim	111,755	2,101
Total	226,412	133,251
Principal due	225,756	129,810
Weighted average annual interest rate	10.51%	11.89%

NOTE 15 - LONG-TERM BANK BORROWINGS

Long — term bank borrowings were as follows:

		At December 31,
		Current year-end					Prior year-end
		Years to maturity			Total long-term	Average annual interest	Total long-term	Average annual interest
Bank	Currency	2010	2011	2012	at year-end	rate	at year-end	rate
		ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%
Banco Votorantim	R$	110,460	112,130	28,116	250,706	9.86	495,268	9.40
Banco Alfa	R$	114,764	47,982	—	162,746	11.20	311,294	10.79
Total		225,224	160,112	28,116	413,452	10.39	806,562	9.94

NOTE 16 - BONDS PAYABLE

1    Details of bonds payable are as follows:

Instrument subscription or		Nominal		Interest		Interest	Next capital	Par value		Placement in Chile
identification number	Series	value	Currency	rate	Maturity date	paid	amortization	2008	2007	or abroad
				%				ThCh$	ThCh$
Current portion of bonds payable
Yankee bonds	B	2,000,000	US$	7.625	October 1, 2027	Half -yearly	Oct. 2027	—	20,630	Foreign
Register 254 SVS June 13, 2001	A	330,000	UF	6.200	June 1, 2008	Half -yearly	June 2008	—	7,087,698	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half -yearly	Dec. 2009	2,757,734	421,530	Chile
Total current maturities								2,757,734	7,529,858

Long - term portion of bonds payable
Yankee bonds	B	2,000,000	US$	7.625	October 1, 2027	Half -yearly	Oct. 2027	—	1,082,226	Foreign
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	Half -yearly	Dec. 2009	77,039,965	79,065,584	Chile
Total long-term								77,039,965	80,147,810

Accrued interest included in current portion of bonds payable on the consolidated balance sheets amounted to ThCh$ 423,190 and ThCh$ 478,062 at December 31, 2008 and 2007, respectively.

2    Scheduled maturities of the long-term bonds payable at December 31, 2008 were as follows:

							Total
		Years to maturity					long-term
	Series	2010	2011	2012	2013	Thereafter	at year-end
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Register 254 SVS June 13, 2001	B	4,669,089	4,669,089	4,669,089	4,669,089	58,363,609	77,039,965
Total		4,669,089	4,669,089	4,669,089	4,669,089	58,363,609	77,039,965

The Company’s restrictions regarding the issue of bonds are set forth in Note 26.

3      The risk classification of outstanding bonds is as follows:

Bonds issued in the US market:

A	:	Rating issued by Fitch Ratings
BBB+	:	Rating issued by Standard & Poor’s

Bonds issued in the local market:

AA+	:	Rating issued by Fitch Chile
AA	:	Rating issued by Feller & Rate

4      Bond repurchases

During 2000, 2001, 2002, 2007 and 2008, the Company repurchased bonds it issued in the U.S. market through its subsidiary, Abisa Corp S.A. (formerly Pacific Sterling), for a total amount of US$350 million of which US$200 are outstanding. The bonds purchased by Abisa Corp S.A. have not been canceled and remain outstanding. The related asset and liability have been eliminated on consolidation.

5      Bonds issued by Rio de Janeiro Refrescos Ltda.

The Company’s subsidiary Refrescos issued bonds for US$ 75 million maturing in December 2012 which requires semiannual interest payments. At December 31, 2008 and 2007, those bonds are owned by the Company’s subsidiary Abisa Corp S.A. (formerly Pacific Sterling).  Consequently, the related asset and liability have been eliminated on consolidation.

NOTE 17 - OTHER ACCRUED LIABILITIES

Other accrued liabilities at each year-end consisted of the following:

	At December 31,
	Short – term		Long – term
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
Staff severance indemnities and (1) retention plan	789,890	771,827	8,398,043	6,996,957
Contingency provisions	43,440	51,902	2,706,542	2,700,931
Provision for Brazilian banking taxes (2)	2,951,934	2,960,789	5,657,876	8,736,653
Total	3,785,264	3,784,518	16,762,461	18,434,541

(1)

As of December 31, 2008, the Company modified the discount rate of the present value of accrued staff benefits from 7% to 4% to adjust to current market conditions. The impact of this change was a ThCh$954,595 charge to income and was recorded under Other Non-Operating Expenses.

(2)

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

NOTE 18 - STAFF SEVERANCE INDEMNITIES AND RETENTION PLAN

Movements in the provision for staff severance indemnities and retention plan were as follows:

	At December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Beginning balance	7,133,867	6,782,257	6,397,205
Provision for the period	3,052,355	1,170,026	1,090,229
Payments	(998,289)	(183,499)	(203,291)
Ending balance	9,187,933	7,768,784	7,284,143

NOTE 19 - OTHER LONG-TERM LIABILITIES

Other long — term liabilities at each year-end consisted of the following:

	At December 31,
	2008	2007
	ThCh$	ThCh$
Deposits for containers	10,102,254	9,998,894
Participation acquisition of assets	2,050,828	2,956,920
Advertising agreements	277,787	355,473
Other	577,849	44,956
Total	13,008,718	13,356,243

NOTE 20 - MINORITY INTEREST

As of December 31, 2008, 2007 and 2006, Minority Interest is comprised as follow:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Composition of Minority interest:

Vital Aguas S.A.	1,374,240	1,391,821	1,346,037
Embotelladora del Atlántico S.A.	11,605	9,862	23,368
Andina Inversiones Societarias S.A.	21	17	44
Total	1,385,866	1,401,700	1,369,449

Composition of Income attributable to minority interest:

Vital Aguas S.A.	17,583	(45,786)	(32,573)
Embotelladora del Atlántico S.A.	(2,056)	(817)	(2,040)
Andina Inversiones Societarias S.A.	(4)	(7)	(3)
Total	15,523	(46,610)	(34,616)

NOTE 21 - SHAREHOLDERS’ EQUITY

a)              The movements in shareholders’ equity of the Company during each of the three years ended December 31, 2008 were as follows:

	Paid-in capital	Other reserves	Retained earnings from prior years	Net income for the year	Interim dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At January 1, 2006	197,904,994	(201,145)	26,334,355	56,039,346	(11,640,959)	268,436,591
Prior year income allocation	—	—	44,398,387	(56,039,346)	11,640,959	—
Dividends paid	—	—	(61,053,087)	—	(13,411,243)	(74,464,330)
Price-level restatement of equity	4,156,005	(4,224)	325,381	—	(26,822)	4,450,340
Cumulative translation adjustment of foreign investments	—	1,955,644	—	—	—	1,955,644
Net income for the year	—	—	—	74,355,094	—	74,355,094
At December 31, 2006	202,060,999	1,750,275	10,005,036	74,355,094	(13,438,065)	274,733,339

Balance at December 31, 2006 restated in constant Chilean pesos of December 31, 2008	236,327,716	2,047,097	11,701,750	86,964,677	(15,716,973)	321,324,267

At January 1, 2007	202,060,999	1,750,275	10,005,036	74,355,094	(13,438,065)	274,733,339
Prior year income allocation	—	—	60,917,029	(74,355,094)	13,438,065	—
Dividends paid	—	—	(60,917,378)	—	(16,764,054)	(77,681,432)
Price-level restatement of equity	14,952,514	129,522	1,166,767	—	(430,277)	15,818,526
Cumulative translation adjustment of foreign investments	—	(13,323,239)	—	—	—	(13,323,239)
Net income for the year	—	—	—	81,601,944	—	81,601,944
At December 31, 2007	217,013,513	(11,443,442)	11,171,454	81,601,944	(17,194,331)	281,149,138

Balance at December 31, 2007 restated in constant Chilean pesos of December 31, 2008	236,327,716	(12,461,908)	12,165,712	88,864,517	(18,724,626)	306,171,411

At January 1, 2008	217,013,513	(11,443,442)	11,171,454	81,601,944	(17,194,331)	281,149,138
Prior year income allocation	—	—	64,407,613	(81,601,944)	17,194,331	—
Dividends paid	—	—	(55,185,668)	—	(16,764,054)	(71,949,722)
Price-level restatement of equity	19,314,203	(1,018,466)	2,808,355	—	(407,925)	20,696,167
Cumulative translation adjustment of foreign investments	—	21,517,062	—	—	—	21,517,062
Net income for the year	—	—	—	94,835,957	—	94,835,957
At December 31, 2008	236,327,716	9,055,154	23,201,754	94,835,957	(17,171,979)	346,248,602

b)    Number of shares:

Series	Subscribed shares	Paid-in shares	Shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

The preferential rights of each series of shares are as follows:

•	Series A:	The right to elect 6 of the 7 directors and their respective alternates.
•	Series B:	The right to receive 10% more of all dividend distributions than Series A shareholders and to elect 1 of the 7 directors.

c)   Capital:

Series	Subscribed capital	Paid-in capital
	ThCh$	ThCh$
A	118,163,858	118,163,858
B	118,163,858	118,163,858
Total	236,327,716	236,327,716

d)   Other reserves:

Other reserves at each year-end were as follows:

	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Reserve for cumulative translation adjustments (1)	7,875,000	(13,642,062)	866,944
Reserve for technical reappraisal of property, plant and equipment	71,048	73,276	198,814
Other reserves	1,109,106	1,106,878	981,338
Total	9,055,154	(12,461,908)	2,047,096

(1)   The reserve for cumulative translation adjustments complies with Technical Bulletin No. 64 of  the Chilean Institute of Accountants and Official letter No. 5,294 issued by the SVS.

The composition of this reserve was as follows:

Subsidiary	Balance at January 1, 2008	Foreign exchange losses generated during the year	Release / transfers of reserve(*)	Balance at December 31, 2008
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda	(8,248,960)	12,621,279	127,703	4,500,022
Embotelladora del Atlántico S.A.	(5,393,102)	6,440,485	2,327,595	3,374,978
Total	(13,642,062)	19,061,764	2,455,298	7,875,000

(*)

During 2008, the Company received dividend payments from its subsidiaries Rio de Janeiro Refrescos Ltda. and Embotelladora del Atlántico S.A. for ThCh$38,022,780 and ThCh$7,943,622 respectively. The dividends distribution and the capital remittances triggered a pro-rata recognition in income of the cumulative translation reserve.

Subsidiary	Balance at January 1, 2007	Foreign exchange gains generated during the year	Release / transfers of reserve (*)	Balance at December 31, 2007
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda	(915,278)	(10,200,502)	2,866,820	(8,248,960)
Embotelladora del Atlántico S.A.	1,782,223	(8,203,517)	1,028,192	(5,393,102)
Total	866,945	(18,404,019)	3,895,012	(13,642,062)

(*)

During 2007, the Company received dividend payments from its subsidiary Rio de Janeiro Refrescos Ltda. for ThCh$33,803,236. In 2007 it also received   capital remittances from Embotelladora del Atlántico S.A. for ThCh$29,030,145. The dividends distribution and the capital remittances triggered a pro-rata recognition in income of the cumulative translation reserve.

Subsidiary	Balance at January 1, 2006	Foreign exchange losses generated during the year	Release / transfers of reserve(*)	Balance at December 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda	(2,663,128)	1,591,711	156,139	(915,278)
Embotelladora del Atlántico S.A.	1,242,777	539,446	—	1,782,223
Total	(1,420,351)	2,131,157	156,139	866,945

(*)

During 2006, the Company received dividend payments from its subsidiary Rio de Janeiro Refrescos Ltda. for ThCh$20,185,537. The dividends distribution triggered a pro-rata recognition in income of the cumulative translation reserve.

NOTE 22 - OTHER NON-OPERATING INCOME AND EXPENSES

Other non-operating income during each year was as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Reversal of PIS - COFINS tax provision (1)	—	—	4,888,384
Tax recoveries - Pis Cofins	—	1,493,997	—
Recovery of prior year taxes	—	2,954,212	—
Reversal of impairment loss on fixed asset (2)	5,221,075	5,005,642	—
Adjustments to guarantees received for containers	—	382,263	573,185
Gain on sale of plant, property and equipment	274,757	—	—
Other income	854,107	241,302	642,369
Subtotal	6,349,939	10,077,416	6,103,938
Translation adjustment (3)	—	3,298,942	472,488
Total	6,349,939	13,376,358	6,576,426

Other non-operating expenses during each year were as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Bank taxes (4)	(2,675,187)	(3,212,981)	(3,318,676)
Obsolescence and write-offs of property, plant and equipment	(1,134,898)	(1,116,932)	(4,344,987)
Write-off intangible Benedictino	(1,139,981)	—	—
Loss on sale of property, plant and equipment	—	(159,758)	(2,489,116)
Provision for labor, tax and commercial lawsuits	(949,984)	(765,653)	(874,543)
Lawsuit fees	(929,253)	—	(512,114)
Cumulative translation reserve realized (5)	(2,455,298)	(3,898,911)	(156,139)
Provision for equity investee Centralli Refrigerantes S.A.	(113,628)	—	(75,389)
One-time previous years territory taxes in Brazil	(405,624)	—	—
Provision for staff severance indemnities and retention plan	(954,595)	—	—
Donations	(339,657)
Other expenses	(1,238,463)	(1,175,246)	(183,831)
Subtotal	(12,336,568)	(10,329,481)	(11,954,795)
Translation adjustment (3)	(4,095,428)	—	—
Total	(16,431,996)	(10,329,481)	(11,954,795)

(1)   The Company’s subsidiary Rio de Janeiro Refrescos Ltda. contested in the courts the increase in the calculation basis of Social Integration Program — (“PIS”) and Social Contribution on Revenues (“COFINS”). The final sentence for this case was passed on November 6, 2006 by the Supreme Court of last resort and was favorable to the Company. Based on this decision, the Company reversed the provision recorded.

(2)   During 2008 and 2007, the Company evaluated the estimated future cash flows expected from its plants.  As a result of the evaluation, the Company concluded that a previous impairment provision on some of its plants was no longer required.  Accordingly, such provision was reversed with effect in earnings.

(3)   Refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are recorded on the consolidated statements of income under Other non-operating income or expenses, as appropriate.

(4)   Relates to taxes charged in the normal course of business due to banking Accounts movements in our foreign subsidiaries and are not related to the acquirement of financial resources.

(5)   During 2008, 2007 and 2006, the Company received dividend payments from its subsidiary Rio de Janeiro Refrescos Ltda. for ThCh$38,022,780, ThCh$33,803,236, and ThCh$20,185,537 respectively. In 2008 it also received dividend payments for ThCh$7,943,622. In 2007 it also received capital remittances from Embotelladora del Atlántico S.A. for ThCh$29,030,145 respectively. The dividends distribution and the capital remittances triggered a pro-rata recognition in income of the cumulative translation reserve.

NOTE 23 - FOREIGN CURRENCY

At December 31, 2008 and 2007, the Company had the following assets and liabilities denominated or measured in U.S. dollars, Brazilian reals and Argentine pesos, which have been translated into Chilean pesos in accordance with Note 1 d) and 1 v):

	2008				2007
Assets	US dollars	Brazilian reals	Argentine pesos	Euros	US dollars	Brazilian reals	Argentine pesos	Euros
	(in thousands)				(in thousands)
Cash	2,405	26,817	12,806	—	5,113	45,492	12,361	—
Time deposits	21,599	115	—	—	—	353	115	—
Marketable securities (net)	16,140	221	—	—	88,027	—	11,391	—
Receivables (net)	1,517	104,480	47,892	—	253	122,784	40,789	—
Inventories	2,000	46,368	49,068	—	2,054	44,980	34,841	—
Other current assets	2,018	21,785	14,112	—	36,196	33,972	8,286	—
Property, plant and equipment	199,199	—	—	—	164,178	—	—	—
Investments in unconsolidated affiliates	—	29,630	—	—	—	18,199	—	—
Investments in other companies	116	—	—	—	178	—	—	—
Goodwill (net)	102,552	—	—	—	112,655	—	—	—
Other long-term assets	275	59,268	18,864	—	1,086	53,173	18,887	—
Total assets	347,821	288,684	142,742	—	409,740	318,953	126,670	—

	2008				2007
Liabilities	US dollars	Brazilian reals	Argentine pesos	Euros	US dollars	Brazilian reals	Argentine pesos	Euros
	(in thousands)				(in thousands)
Obligations with banks and financial institutions	—	9,973	20,304	—	—	6,676	10,596	—
Accounts payable	5,905	88,445	89,905	12	5,322	100,034	94,079	20
Other accrued liabilities	—	35,836	8,638	—	—	41,647	9,752	—
Bonds payable	—	—	—	—	2,038	—	—	—
Other	—	69,085	86,473	—	—	82,729	64,184	—
Total liabilities	5,905	203,339	205,320	12	7,360	231,086	178,611	20
Total net assets (liabilities)	341,916	85,345	(62,578)	(12)	402,380	87,867	(51,941)	(20)

NOTE 24 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions or events to consider which have not been revealed in these financial statements and accompanying notes.

The following are investing and financing activities during the period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments:

	For the years ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Investing activities:
Fixed assets additions	1,127,487	6,515,422	5,849,791
Sale of property, plant and equipment	20,645	3,283	15,647

Financing activities:
Dividend payment	5,588,018	6,085,352	5,228,534

NOTE 25 - DERIVATIVE CONTRACTS

For the year ended December 31, 2008, the Company recorded a net loss from derivative instruments of ThCh$ 12,366,001 as Financial income in the consolidated statements of income (net gain of ThCh$ 14,574,211 and ThCh$1,250,262 for the year ended December 31, 2007 and 2006 respectively).

The Company had the following derivative contracts at December 31, 2008 (for presentation purposes, individual contracts were summarized and allocated to each quarter bases on their maturities):

			Net carrying	Deferred
Derivative	Maturity	Description	values	gain/(loss)
			ThCh$	ThCh$
Forward contract	I Quarter 2009	Currency exchange US$	1,039,841	180,101
Forward contract	II Quarter 2009	Currency exchange US$	—	(6,890)
Total			1,039,841	173,211

As of December 31, 2008, total notional amounts for derivative contracts outstanding were:

Forward contracts:	US$19,206,398 (Buy) and US$32,885,556 (Sell)

The Company had the following derivative contracts at December 31, 2007 (for presentation purposes, individual contracts were summarized and allocated to each quarter bases on their maturities):

			Net carrying	Deferred
Derivative	Maturity	Description	values	gain/(loss)
			ThCh$	ThCh$
Cross-Currency Swap	I Quarter 2008	Currency exchange US$/UF	5,163,632	—
Cross-Currency Swap	II Quarter 2008	Currency exchange US$/UF	5,203,679	—
Cross-Currency Swap	III Quarter 2008	Currency exchange US$/UF	8,575,697	14,203
Forward contract	I Quarter 2008	Currency exchange US$	—	(97,474)
Forward contract	II Quarter 2008	Currency exchange US$	—	(142,721)
Forward contract	III Quarter 2008	Currency exchange US$	—	(21,524)
Forward contract	IV Quarter 2008	Currency exchange US$	—	(62,053)
Forward contract	I Quarter 2009	Currency exchange US$	—	(21,729)
Futures contract	I Quarter 2008	Sugar sales	99,060	152,481
Total			19,042,068	(178,817)

As of December 31, 2007, total notional amounts for derivative contracts outstanding were:

Cross-currency swaps:	US$ 54,210,000 and UF 2,253,744
Forward contracts:	US$ 94,630,000 (Buy) and US$ 21,000,000 (Sell)
Futures contracts:	4,150 tons.

NOTE 26 - COMMITMENTS AND CONTINGENCIES

a.   Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations.  Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or results of operations.  Current lawsuits are described below:

1)     Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions at December 31, 2008 for any probable loss contingency arising from these lawsuits amounted to ThCh$ 1,592,099.  Management believes, based on the opinion of its legal counsel, that these lawsuits will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

2)     Refrescos faces labor, tax and other legal proceedings. Accounting provisions at December 31, 2008 for any probable loss contingency arising from these lawsuits amounted to ThCh$ 1,109,801.  Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the  Company’s consolidated financial position, operating results or cash flows when resolved in the future.

3)     Andina faces labor, tax, commercial and other legal proceedings.  Accounting provisions for any probable loss contingency arising from these lawsuits amounted to ThCh$ 8,047 at December 31, 2008. Management believes, based on the opinion of its legal counsel, that these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in the future.

b.              Restrictions

The issue and placement of bonds in the US market of US$ 200 million imposes certain restrictions on liens, sale and leaseback transactions, assets sales and subsidiary indebtedness and certain other conditions in the event of a merger or consolidation.

The bond issue and placement by Andina in the Chilean market in 2001 of UF 3,700,000 is subject to the following restrictions:

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

At December 31, 2008 and 2007 the Company was in compliance with the aforementioned covenants.

c.     Direct guarantees and restricted assets

Direct guarantees and restricted assets at December 31, 2008 were as follows:

	Debtor		Assets involved		Book	Balances pending payment at year end		Year of expiration December 31,
Guarantee creditor	Name	Relation	Guarantee	Type	Value	2008	2007	2009	2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Real estate property	14,333,629	11,059,440	11,391,888	—	—

Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Judicial deposit	11,064,316	—	—	—	—

Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Export of molds	10,690	—	—	—	—

Aga S.A.	Embotelladora Andina S.A.	Parent company	Performance bond	Perfomance bond	—	—	—	—	190,935

Municipalidad de Santiago	Embotelladora Andina S.A.	Parent company	Performance bond	Perfomance bond	—	—	—	12,004	—

Escuela Militar	Embotelladora Andina S.A.	Parent company	Performance bond	Performance bond	—	—	—	1,000	—

Escuela Militar	Embotelladora Andina S.A.	Parent company	Performance bond	Performance bond	—	—	—	1,014	—

Escuela Militar	Embotelladora Andina S.A.	Parent company	Performance bond	Performance bond	—	—	—	1,083	—

d.   Contractual obligations

The following table summarizes the contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by period
	Maturity
	2009	2010	2011	2012	More than 4 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Long-term debt	226,412	225,224	160,112	28,116	—	639,864
Short-term debt	5,819,629	—	—	—	—	5,819,629
Bonds payable	2,757,734	4,669,089	4,669,089	4,669,089	63,032,698	79,797,699
Brazilian banking taxes	2,951,935	2,951,935	2,705,940	—	—	8,609,810
Subtotal-included in our balance sheet	11,755,710	7,846,248	7,535,141	4,697,205	63,032,698	94,867,002

Operating lease obligations	2,319,152	—	—	—	—	2,319,152
Purchase obligations	17,371,259	1,604,567	660,482	49,251	10,025	19,695,584
Others	6,305,197	5,447,766	4,761,498	4,302,602	28,338,450	49,155,513
Subtotal-not included in our Balance sheet	25,995,608	7,052,333	5,421,980	4,351,853	28,348,475	71,170,249
Total contractual obligations	37,751,318	14,898,581	12,957,121	9,049,058	91,381,173	166,037,251

NOTE 27 - GUARANTEES RECEIVED FROM THIRD PARTIES

Guarantees received from third parties at December 31, 2008 were as follows:

Guarantor	Type of Guarantee	Amount	Currency	Transaction

Ruseel W. Coffin	Letter of Credit	39,498,853	US$	Purchase of Nitvitgov Refrigerantes S.A.
Confab	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Juan Pablo Gálvez Figueroa y Cía. Ltda.	Receipt	202,400	US$	Supplier agreement
Soc. Com. Champfer	Mortgage	1,271,139	US$	Distributor credit
Atanor	Guaranty Receipt	1,186,492	US$	Supplier
Franciscaca Dist.	Mortgage	1,159,606	US$	Distributor credit
Atanor	Guaranty Receipt	889,869	US$	Supplier
Atanor	Guaranty Receipt	889,869	US$	Supplier
Atanor	Guaranty Receipt	889,869	US$	Supplier
Mac Coke Dist. Beb.	Mortgage	830,124	US$	Distributor credit
Motta Distribuidora de Bebidas	Mortgage	663,243	US$	Distributor credit
Aguiar Dist. de Bebidas	Mortgage	650,407	US$	Distributor credit
Dist Real Cola	Mortgage	603,338	US$	Distributor credit
Aga S.A.	Receipt	600,000	US$	Supplier agreement
Zulemar Comercio de Bebidas	Mortgage	588,361	US$	Distributor credit
Asxt Fluminense Dist. Bebidas	Mortgage	546,855	US$	Distributor credit
Rosas de Casimiro	Mortgage	323,492	US$	Distributor credit
Soberana de Carmo Dist Beb	Mortgage	284,553	US$	Distributor credit
Ecopreneur SA	Guaranty Receipt	212,653	US$	Supplier
Catering Argentina S.A.	Guaranty Receipt	149,566	US$	Supplier
Transporte Rigar S.R.L.	Guaranty Receipt	92,159	US$	Supplier
Distribuidora de Bebidas Cavarú	Mortgage	80,445	US$	Distributor credit

NOTE 28 - SUBSEQUENT EVENTS

•	On April 30, 2009, final dividend number 165 was paid from 2008 revenues as follows:

a)	Ch$14.13 for each series A share; and
b)	Ch$15.543 for each series B share.

•	On May 28, 2009, final additional dividend number 166 was paid from retained earnings as follows :

a)	Ch$43.00 for each series A share; and
b)	Ch$47.30 for each series B share.

•	No other significant events have occurred between December 31, 2008 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

NOTE 29 — IMPLEMENTATION OF INTERNATIONAL ACCOUNTING STANDARDS

It is of public knowledge that the country is committed to the development of a convergence plan to fully adopt International Financial Reporting Standards (IFRS), based on a progressive calendar as from year 2009.   In accordance with the regulations established by the Chilean Institute of Accountants on this matter and what has been specifically established by official letters N°427 and N°485 of the Superintendencia de Valores y Seguros (Superintendence of

Securities and Insurance), the Company has chosen to present its financial statements for the year ended December 31, 2009 under the current norm, including only as pro-forma information within the 2009 the financial statements, the information adjusted in accordance to international accounting standards.

Consequently, 2010 will be the first year in which the Company will perform a complete application of IFRS. The Company is developing a plan to integrally face the impacts of this change.

NOTE 30 — DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The cumulative inflation rate in Chile as measured by the CPI in the three-year period ended December 31, 2008 was approximately 19.5%.

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

The inclusion of price-level adjustments in these financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last-three years does not exceed 100%.  Accordingly, the effect of price-level changes is not eliminated in the reconciliation to U.S. GAAP included under paragraph (o) below.

The price-level restatement was determined under Chilean GAAP by restating the following non-monetary assets and liabilities as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Shareholders’ equity	(20,696,167)	(17,226,375)	(5,205,055)
Liabilities	(9,126,820)	(10,726,392)	(3,687,127)
Property, plant and equipment	9,031,134	6,667,223	1,742,453
Current assets	10,079,592	3,516,443	912,856
Other assets	11,564,489	15,120,380	6,466,289
Adjustment of balance sheet accounts	852,228	(2,648,721)	229,416
Adjustment of income statement accounts	(2,941,711)	(2,298,657)	(598,755)
Price level restatement expense	(2,089,483)	(4,947,378)	(369,339)

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

g)   Joint venture accounting

In accordance with Chilean GAAP, in June 2001 the Company recognized a gain of ThCh$ 7,624,298 on the sale of property, plant and equipment to CMF upon the formation of this joint venture with Cristalerías.  In addition, the Company wrote-off the basis difference of ThCh$ 2,254,100 between its investment in and its share of the net equity of the joint venture.  Accordingly, the Company recognized a net gain before income taxes of ThCh$ 5,370,198.

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

During 2008 and 2007, the dividends paid by the Company’s subsidiary Río de Janeiro Refrescos Ltda. and the capital remittances from Embotelladora del Atlántico S.A., generated a loss of ThCh$ 2,455,298 and ThCh$3,895,012 respectively due to the reversal of the cumulative translation reserve.

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

k)   Derivative financial instruments

At December 31, 2008, 2007 and 2006, the Company had derivative contracts consisting of forward contracts to purchase US dollars and cross-currency swap agreements (UF/US$).  The forward contracts were obtained to protect the Company from foreign exchange risk, mainly with respect to future purchases of raw materials denominated in US dollars.  The cross-currency swap agreements were obtained to mitigate foreign exchange risk with respect to the US dollar-denominated bond investments held by the Company.  In 2006, the Company also entered into futures contracts for the sale of sugar.  These contracts expired in March 2008.  These contracts were obtained to hedge the changes in the fair value of purchase commitments originated by market fluctuations in the price of sugar.

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

The Company has not completed the documentation necessary to qualify the contracts designated as hedges for Chilean GAAP purpose, as hedges for U.S. GAAP purposes.  Accordingly, the unrealized income deferred under Chilean GAAP of ThCh$ 173,211 in 2008 (loss deferred of ThCh$ 178,817 in 2007) represents a difference from U.S. GAAP that is included in paragraph (o) below.  Additional information concerning derivative financial instruments that is required to be disclosed under SFAS 133 is set forth below in paragraph 2 e).

l)      Mandatory dividend

As required by the Chilean Company law, unless otherwise decided by the holders of a majority of the shares, the Company has to distribute a cash dividend in an amount equal to at least 30% of the Company’s net income under Chilean GAAP.  Since the payment of the dividend out of each year’s net income is a legal requirement in Chile, an accrual would have been made for US GAAP purposes to recognize the dividend obligation under Chilean law.  The effect of this accrual would be to decrease Shareholders’ equity by ThCh$ 11,278,809 and ThCh$ 7,934,728 at December 31, 2008 and 2007 respectively.

m)    Reversal of impairment loss on fixed assets

In previous years the Company recorded an asset impairment related to some of its plants.  The impairment considered a projection of losses associated with the use of certain production lines and on-going cash flows deficits.  In 2008 and 2007, the Company’s estimates of future cash flows associated with these plants’ existing service potencial resulted in the reversal of impairment losses previously recognized amounting to ThCh$ 5,221,075 and ThCh$ 5,005,642 respectively, with the effect being included in Other non-operating income in the consolidated statement of income.  Under USGAAP, the restoration of a previously recognized impairment loss for a depreciable long-lived asset is prohibited.

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

	Period in which the misstatement originated(1)
	Cumulative prior to January 1,	Year ended December 31,		Adjustment recorded as of January 1,
	2004	2004	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax liability(2)	3,950,198	1,554,232	2,283,378	7,787,808
Impact on other comprehensive income (2)	—	242,148	443,396	685,544
Impact on net income(3)	3,950,198	1,796,380	2,726,774	8,473,352
Retained earnings(4)				7,787,808

(1)          The Company previously quantified this misstatement under the roll-over method and concluded that it was immaterial.

(2)          Under U.S. GAAP, the Company’s subsidiary Refrescos was not recognizing a deferred tax liability on foreign exchange gains generated by its US$75 million bonds maturing in December 2012 as required by SFAS 109. As a result of this misstatement, the Company’s income tax expense was understated by ThCh$ 3,950,198 in years prior to 2004, by ThCh$ 1,796,380 in 2004 and by ThCh$ 2,726,774 in 2005 and the cumulative translation adjustment (included in other comprehensive income) was understated by ThCh$ 242,148 in 2004 and by ThCh$ 443,396 in 2005. The Company recorded a ThCh$ 7,787,808 increase in its deferred tax liability as of January 1, 2006 with a corresponding reduction in retained earnings to correct this misstatement.

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

o)   Effects of conforming to U.S. GAAP

The adjustments to reported net income for the periods indicated required to conform with U.S. GAAP are as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP financial statements	94,835,957	88,864,517	86,964,678
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	1,350	2,049	6,227
Adjustment to deferred income tax provision (paragraph d)	1,783,600	2,262,835	(13,896,287)
Difference in accounting for investments in related companies (paragraph e)	210,291	615,347	(263,602)
Amortization of goodwill (paragraph f)	7,612,137	7,081,410	7,605,128
Joint venture accounting (paragraph g)	501,419	501,419	501,419
Accumulated translation adjustment of foreign investments (paragraph j)	2,455,298	3,895,012	156,139
Derivative financial instruments (paragraph k)	352,028	(5,028,914)	339,598
Reversal of impairment loss on fixed assets (paragraph m)	(5,221,075)	(5,005,642)	—
Initial application of SAB 108 (paragraph n)	—	—	8,473,352
Net income in accordance with U.S. GAAP	102,531,005	93,188,033	89,886,652

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Components of other comprehensive (loss) income:
Cumulative translation adjustment for foreign investments	19,061,764	(18,404,019)	2,131,157
Effect on cumulative translation adjustment of initial application of SAB 108 (paragraph m)	—	—	(685,544)
Unrealized (loss) gain on investment securities, net of applicable income tax expense (benefit) of ThCh$ (1,901) in 2008, ThCh$ 57,369 in 2007 and ThCh$ 3,006 in 2006 (paragraph h)	(9,284)	955,308	(723,739)
Subtotal other comprehensive income (loss)	19,052,480	(17,448,711)	721,874
Comprehensive income (loss) in accordance with U.S. GAAP (paragraph 2 b)	121,583,485	75,739,322	90,608,526

Accumulated other comprehensive income amounted to ThCh$ 33,916,330, ThCh$ 14,863,850 and ThCh$ 32,312,561 as of December 31, 2008, 2007 and 2006, respectively.

The changes in other comprehensive income (loss) determined under U.S. GAAP were as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Other comprehensive income (loss), before income tax:
Cumulative translation adjustment for foreign investments	19.061,764	(18,404,019)	2,131,157
Effect on cumulative translation adjustment of initial application of SAB 108	—	—	(685,544)
Unrealized gains (losses) on securities
Unrealized holding gains (losses) arising during period	(11,185)	1,012,677	(720,733)
Other comprehensive income (loss), before income tax	19,050,579	(17,391,342)	724,880
Income tax related to items of other comprehensive income	1,901	(57,369)	(3,006)
Other comprehensive income (loss), net of income tax	19,052,480	(17,448,711)	721,874

The Company’s earnings per share under U.S. GAAP are as follows:

	For the year ended December 31,
	2008		2007		2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Series A	Series B	Series A	Series B	Series A	Series B
Basic and diluted net income per share	128.44	141.28	116.74	128.41	112.60	123.86
Weighted average number of common stock outstanding (thousands of shares)	380,137	380,137	380,137	380,137	380,137	380,137

Since Series B shares are entitled to a 10% higher dividend than Series A shares, Series B shareholders are entitled to 52.38% of earnings, and Series A shareholders are entitled to 47.62% of earnings.  In accordance to this calculation, earnings per share are composed as follows for the periods indicated:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Net income in accordance with U.S. GAAP	102,531,005	93,188,033	89,886,652
(less): Income available to Series B	(53,705,741)	(48,811,893)	(47,082,629)
Basic EPS
Income available to Series A	48,825,264	44,376,140	42,804,023
Weighted average number of common shares outstanding (thousands of shares) Series A	380,137	380,137	380,137
Basic and diluted net income per share Series A	128.44	116.74	112.60
Basic EPS
Income available to Series B	53,705,741	48,811,893	47,082,629
Weighted average number of preferred shares outstanding (thousands of shares) Series B	380,137	380,137	380,137
Basic and diluted net income per share Series B	141.28	128.41	123.86

The adjustments required to conform shareholders’ equity to U.S. GAAP are as follows:

	At December 31,
	2008	2007
	ThCh$	ThCh$
Shareholders’ equity as shown in the Chilean GAAP financial statements	346,248,602	306,171,411
Reversal of revaluation of property, plant and equipment, net of depreciation (paragraph c)	(1,672,590)	(1,673,940)
Adjustment to deferred income tax provision (paragraph d)	1,403,328	(382,173)
Difference in accounting for investments in related companies (paragraph e)	2,125,170	1,914,879
Amortization of goodwill (paragraph f)	41,304,312	33,692,175
Joint venture accounting (paragraph g)	(1,504,255)	(2,005,674)
Unrealized gain (loss) on investment securities (paragraph h)	—	11,185
Derivative financial instruments (paragraph k)	173,211	(178,817)
Minimum dividend (paragraph l)	(11,278,809)	(7,934,728)
Reversal of impairment loss on fixed assets (paragraph m)	(10,226,717)	(5,005,642)
Shareholders’ equity in accordance with U.S. GAAP	366,572,252	324,608,676

The changes in shareholders’ equity determined under U.S. GAAP were as follows:

ThCh$
BALANCE AT DECEMBER 31, 2005	345,797,516

Adjustment to retained earnings for initial application of SAB 108 (paragraph n)	(685,544)
Distribution of dividends	(88,480,539)
Increase in cumulative translation adjustment of foreign investments	2,131,157
Effect on cumulative translation adjustment for initial application of SAB 108 (paragraph n)	(7,787,808)
Decrease in net unrealized losses on investment securities	(723,739)
Minimum dividend	(4,197,679)
Net income for the year	89,886,652

BALANCE AT DECEMBER 31, 2006	335,940,016

Distribution of dividends	(89,508,365)
Decrease in cumulative translation adjustment of foreign investments	(18,404,019)
Increase in net unrealized losses on investment securities	955,308
Minimum dividend	2,437,703
Net income for the year	93,188,033

BALANCE AT DECEMBER 31, 2007	324,608,676

Distribution of dividends	(76,275,828)
Increase in cumulative translation adjustment of foreign investments	19,061,764
Increase in net unrealized gains on investment securities	(9,284)
Minimum dividend	(3,344,081)
Net income for the year	102,531,005

BALANCE AT DECEMBER 31, 2008	366,572,252

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

The provisions for income taxes included in the consolidated statements of income were as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Current tax expense as per tax returns	(24,450,614)	(25,033,516)	(11,536,641)
Deferred tax expense as previously calculated under Chilean GAAP	(797,461)	(4,228,340)	(4,317,477)
Charge for the year under Chilean GAAP	(25,248,075)	(29,261,856)	(15,854,118)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109 to Chilean GAAP results	1,783,600	2,262,835	(13,896,287)
Charge from continuous operations for the year under U.S. GAAP	(23,464,475)	(26,999,021)	(29,750,405)

The above table can be broken down into geographic sources as follows:

2008	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(7,390,383)	(9,434,477)	(7,625,754)	(24,450,614)
Deferred tax expense as previously calculated under Chilean GAAP	(1,367,538)	456,621	113,456	(797,461)
Charge for the year under Chilean GAAP	(8,757,921)	(8,977,856)	(7,512,298)	(25,248,075)
U.S. GAAP adjustments: Deferred tax effect of applying SFAS 109	515,757	(47,547)	1,315,390	1,783,600
Charge from continuous operations for the year under U.S. GAAP	(8,242,164)	(9,025,403)	(6,196,908)	(23,464,475)

2007	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(13,546,868)	(7,162,882)	(4,323,766)	(25,033,516)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	6,382,735	(8,696,303)	(1,914,772)	(4,228,340)
Charge for the year under Chilean GAAP	(7,164,133)	(15,859,185)	(6,238,538)	(29,261,856)
U.S. GAAP adjustments: Deferred tax effect of applying SFAS 109	876,124	332,897	1,053,814	2,262,835
(Charge) benefit from continuous operations for the year under U.S. GAAP	(6,288,009)	(15,526,288)	(5,184,724)	(26,999,021)

2006	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(6,924,372)	(4,612,269)	—	(11,536,641)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(137,999)	(1,698,562)	(2,480,916)	(4,317,477)
(Charge) benefit for the year under Chilean GAAP	(7,062,371)	(6,310,831)	(2,480,916)	(15,854,118)
U.S. GAAP adjustments: Deferred tax effect of applying SFAS 109	1,011,374	(14,889,951)	(17,710)	(13,896,287)
(Charge) benefit from continuous operations for the year under U.S. GAAP	(6,050,997)	(21,200,782)	(2,498,626)	(29,750,405)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	For the year ended December 31,
	2008	2007
	ThCh$	ThCh$
Deferred tax assets:
Tax loss carryforwards	763,325	3,974,484
Social contribution	877,530	1,430,814
Provision for labor and trade lawsuits	1,817,509	1,709,217
Provision for assets written-off	3,532,675	2,704,480
Allowance for doubtful accounts	390,019	367,197
Vacation accrual	228,166	234,461
Provisions for employee benefits	612,577	861,654
Joint venture accounting	388,839	518,452
Fair value of derivatives not considered to be hedge	—	56,587
Other	1,228,336	616,141
Total deferred tax assets	9,838,976	12,473,487

Deferred tax liabilities:
Depreciation	6,687,873	6,426,108
Staff severance indemnities	157,450	210,733
Fair value of derivatives not considered to be hedge	29,446	—
Unrealized loss on investments securities	—	1,901
Exchange rate difference	8,307,796	13,725,940
Fiscal incentives Brazil	944,972	—
Other	173,289	267,372
Total deferred tax liabilities	16,300,826	20,632,054
Net deferred tax (liabilities) assets under U.S. GAAP	(6,461,850)	(8,158,567)
Net deferred tax liabilities under Chilean GAAP	(7,865,178)	(7,776,394)
Effect of U.S. GAAP adjustments on deferred income taxes	1,403,328	(382,173)

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated according to U.S. GAAP as a result of the following:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Income tax provision at statutory Chilean tax rates	21,419,232	20,431,799	20,338,299
Increase (decrease) in provision resulting from:
Tax effects resulting from foreign operations	10,825,916	10,056,648	7,390,738
Permanent differences	(8,145,538)	(385,665)	7,258,491
Effect of remeasurement to U.S. dollars (Brazil and Argentina)	1,377,552	(1,035,375)	(152,216)
Change in valuation allowance	—	—	(2,795,996)
Adjustments in prior year income taxes	(475,296)	(407,184)	135,168
Other	(1,537,391)	(1,661,202)	(2,424,079)
Effective tax provision	23,464,475	26,999,021	29,750,405

The Chilean statutory first category (corporate) income tax rate was 17.0% for 2008, 2007 and 2006.  In accordance with Chilean law, the Company and each of its subsidiaries computes and pays income taxes on a separate basis.

The Brazilian federal statutory income tax rate was approximately 25% for 2008, 2007 and 2006.   Additionally, an additional surtax of 9% for 2008, 2007 and 2006 is charged in Brazil on net income with respect to a social contribution similar in nature to income tax.

The Argentine income tax rate was 35% for 2008, 2007 and 2006 in accordance with currently enacted tax legislation.

The Company had net operating tax loss carryforwards related to its Brazilian subsidiaries of approximately ThCh$ 4,826,038 at December 31, 2008 that can be carried forward indefinitely.

Tax loss carryforwards related to the Argentinean subsidiaries were fully utilized during 2007.

Tax years that remain subject to income tax audits by taxing authorities by country are as follows:

Chile	From 2006
Argentina	From 2004
Brazil	From 2003

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

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Cash	21,250,102	26,957,261	19,113,693
Time deposits	81,721,481	53,457,247	8,389,814
Money market funds	26,281,107	51,759,282	19,984,545
Securities purchased under agreements to resell	—	—	1,134,854
Total cash and cash equivalents	129,252,690	132,173,790	48,622,906

ii)              Additional cash flow disclosures required under U.S. GAAP that are shown net in Chilean GAAP are as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Short-term borrowings with banks and financial institutions	83,876,548	57,242,937	51,535,450
Long-term borrowings with banks and financial institutions	—	36,124	476,324
Repayment of short-term bank borrowings	(82,586,805)	(55,328,766)	(57,453,353)
Repayment of long-term bank borrowings	(167,427)	(567,831)	(25,796,756)
Net bank borrowings	1,122,316	1,382,464	(31,238,335)

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

A summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Soft drinks	742,185,657	609,078,211	563,389,753
Other beverages	95,401,074	77,335,190	68,420,406
Packaging	9,714,531	6,940,953	7,639,728
Subtotal	847,301,262	693,354,354	639,449,887

Intersegment sales:
Soft drinks	—	—	—
Other beverages	22,074,804	21,825,677	18,972,378
Packaging	16,495,590	12,402,371	12,841,716
Eliminations	(38,570,394)	(34,228,048)	(31,814,094)
Subtotal	—	—	—
Total revenue	847,301,262	693,354,354	639,449,887

Operating income:
Soft drinks	127,619,707	116,523,654	100,066,131
Other beverages	8,579,518	7,377,500	8,788,034
Packaging	2,477,375	1,872,184	2,329,129
Total operating income	138,676,600	125,773,338	111,183,294

Financial income:
Soft drinks	11,838,672	24,907,081	14,641,666
Other beverages	45,567	69,308	10,046
Packaging	—	—	5,862
Total financial income	11,884,239	24,976,389	14,657,574

Financial expenses:
Soft drinks	27,569,866	13,337,854	14,528,779
Other beverages	4,158	99,849	7,614
Packaging	2,485	111,361	124,835
Total financial expenses	27,576,509	13,549,064	14,661,228

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Share of income from unconsolidated affiliates:
Soft drinks	218,016	(301,625)	79,234
Other beverages	477,616	223,299	79,857
Packaging	1,183,591	891,417	528,992
Total share of income from unconsolidated affiliates Subtotal	1,879,223	813,091	688,083

Income tax expenses:
Soft drinks	23,793,202	28,121,880	15,447,815
Other beverages	489,824	411,463	430,912
Packaging	965,049	728,513	(24,609)
Total income tax expenses	25,248,075	29,261,856	15,854,118

Depreciation:
Soft drinks	36,004,892	29,496,228	32,112,119
Other beverages	1,355,456	1,323,247	1,282,784
Packaging	697,040	922,663	1,170,909
Total depreciation	38,057,388	31,742,138	34,565,812

Segment assets:
Soft drinks	324,613,576	306,693,796	406,309,716
Other beverages	10,785,931	11,614,547	11,150,231
Packaging	6,866,884	4,533,754	7,666,301
Total segment assets	342,266,391	322,842,097	425,126,248

Capital expenditures:
Soft drinks	64,534,668	58,676,306	40,959,418
Other beverages	1,893,912	1,708,830	1,956,980
Packaging	645,818	625,489	363,394
Total capital expenditures	67,074,398	61,010,625	43,279,792

A geographical summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Chile	275,489,064	266,430,305	257,064,805
Brazil	370,731,419	294,028,930	256,027,619
Argentina	201,080,779	132,895,119	126,357,463
Total revenue	847,301,262	693,354,354	639,449,887

Operating income:
Chile	57,937,861	62,189,340	60,339,743
Brazil	61,442,876	52,288,226	40,018,369
Argentina	22,153,114	14,182,994	13,455,911
Corporate expenses	(2,857,251)	(2,887,222)	(2,630,729)
Total operating income	138,676,600	125,773,338	111,183,294

Financial income:
Chile	9,612,716	22,239,505	8,451,583
Brazil	2,215,205	2,363,247	6,105,281
Argentina	56,318	373,637	100,710
Total financial income	11,884,239	24,976,389	14,657,574

Financial expenses:
Chile	23,528,935	10,342,720	10,534,292
Brazil	2,574,256	2,714,180	2,890,842
Argentina	1,473,318	492,164	1,236,094
Total financial expenses	27,576,509	13,549,064	14,661,228

Share of income from unconsolidated affiliates:
Chile	1,401,608	892,323	502,696
Brazil	477,615	223,299	79,857
Argentina	—	(302,531)	105,530
Total share of income from unconsolidated affiliates	1,879,223	813,091	688,083

Income tax expenses (benefit):
Chile	8,757,921	7,164,134	7,062,371
Brazil	8,977,856	15,859,185	6,310,832
Argentina	7,512,298	6,238,537	2,480,915
Total income tax expenses	25,248,075	29,261,856	15,854,118

	At December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Depreciation:
Chile	15,631,467	13,856,526	15,206,966
Brazil	14,255,909	10,794,467	11,385,874
Argentina	8,170,012	7,091,145	7,972,972
Total depreciation	38,057,388	31,742,138	34,565,812

Identificable long-lived assets:
Chile	125,140,776	116,797,883	177,444,350
Brazil	149,155,292	119,297,629	150,354,844
Argentina	72,118,314	62,953,843	80,941,098
Total identificable long-lived assets	346,414,382	299,049,355	408,740,292

A reconciliation of total segment assets by product, and long-lived assets by country to total consolidated assets for the years ended December 31, 2008, 2007 and 2006 is as follows:

	At December 31,
Industry	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Total segment assets	342,266,391	322,842,097	425,126,247
Cash	21,250,102	26,957,261	19,113,693
Financial instruments	108,002,588	106,310,295	38,849,752
Amounts due from related parties	2,977,615	2,065,600	3,426,591
Recoverable taxes	5,985,290	2,772,754	9,253,198
Deferred income taxes	3,637,016	5,700,565	1,041,437
Investments in related companies	29,529,778	27,183,280	26,276,645
Investment in other companies	130,866	145,865	65,433
Intangible assets (net)	163,785	176,939	195,849
Liabilities deducted from segment assets	89,013,124	86,562,987	77,349,528
Total assets	602,956,555	580,717,643	600,698,373

Identifiable long-lived assets	346,414,382	299,049,355	408,740,292
Current assets	256,542,173	281,668,288	191,958,081
Total assets	602,956,555	580,717,643	600,698,373

e)     Derivative financial instruments

Derivative financial instruments are used by the Company principally in the management of foreign currency risk and its exposure to changes in the price of sugar.  The Company does not hold or issue derivative financial instruments for trading purposes.  See Note 26 above for the detail of the derivative instruments outstanding at December 31, 2008 and 2007.

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

f)     Operating income

Under Chilean GAAP, the following income and expenses arising during the years ended 2008, 2007 and 2006 are classified as “Non-operating income and expense” whereas under U.S. GAAP they would be included within “Operating income”:

	At December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Operating income as reported under Chilean GAAP	138,676,600	125,773,338	111,183,294
Gain on sale of, plant property and equipment	274,757	—	—
Reversal of Pis Cofins provision	—	—	4,888,384
Tax recoveries - Pis Cofins	—	1,493,997	—
Staff severance indemnities	(954,595)	—	—
Lawsuit fees	(929,253)	—	(512,114)
Realization of deposits in guaranty over containers	—	382,263	573,185
Provision PIS Cofins	—	—	—
Provision for labor, tax and commercial lawsuits	(949,984)	(765,653)	(874,543)
Obsolescence and write-off of property, plant and equipment	(1,134,898)	(1,116,932)	(4,344,987)
Loss on sale of property, plant and equipment	—	(159,758)	(2,489,116)
Provision for equity investee in Centralli Refrigerantes S.A.	(113,628)	—	(75,389)
Operating income under U.S. GAAP format	134,868,999	125,607,255	108,348,714

g)   Concentrations of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank.  The Company has a wide customer base and trades with a large number of small customers.  Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2008.

h)            Disclosures regarding the fair values of financial instruments

The estimated fair values of the Company’s financial instruments were as follows:

	At December 31,
	2008		2007
	Carrying value	Fair value	Carrying value	Fair value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	21,250,102	21,250,102	26,957,261	26,957,261
Time deposits	81,721,481	81,721,481	53,457,247	53,457,247
Marketable securities	26,281,107	26,281,107	52,853,048	52,864,240
Trade accounts receivable (net)	46,751,190	46,751,190	48,221,953	48,221,953
Notes receivable (net)	14,116,657	14,116,657	15,848,607	15,848,607
Other receivables (net)	13,256,520	13,256,520	17,458,395	17,458,935
Long-term credits	—	—	—	—
Long-term investment in bonds	—	—	—	—
Long-term receivables	19,862	19,862	40,849	40,849
Cross-currency swaps	—	—	18,957,211	18,957,211
Foreign-currency forward contracts	1,039,841	1,039,841	(345,500)	(345,500)
Futures contracts	—	—	251,540	251,540

	At December 31,
	2008		2007
	Carrying Value	Fair value	Carrying value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Short and long-term term bank borrowings	6,459,493	6,459,493	5,242,258	5,242,258
Bonds payable	79,797,699	88,195,420	87,677,668	107,272,362
Dividends payable	5,756,633	5,756,633	6,327,703	6,327,703
Accounts payable	64,183,029	64,183,029	59,443,103	59,443,103
Other creditors short and long-term	4,791,544	4,791,544	5,519,089	5,519,089

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

i)    Fair value of financial instruments

Effective January 1, 2008, the Company adopted FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157). This Statement defines fair value, establishes a framework for measuring fair value and expands the disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company often makes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

SFAS No. 157 requires consideration of the impact of nonperformance risk (including credit risk) from a market participant perspective in the measurement of the fair value of assets and liabilities. At December 31, 2008, the Company determined that nonperformance risk would have no material impact on their financial position or results of operations. To assess nonperformance risk, the Company considered information such as collateral requirements, master netting arrangements, letters of credit and parent company guarantees, and applied a market-based method by using the counterparty (for an asset) or the Company’s (for a liability) credit default swaps rates.

SFAS No. 157 established a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The standard requires that assets and liabilities be classified in their entirety based on the level of input that is significant to the fair value measurement. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and their placement within the fair value hierarchy. The Company classifies fair value balances based on the fair value hierarchy defined by SFAS No. 157 as follows:

•                  Level 1 — Consists of assets or liabilities whose value is based on unadjusted quoted prices in active markets at the measurement date. An active market is one in which transactions for assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis. This category includes contracts traded on active exchange markets valued using unadjusted prices quoted directly from the exchange.

•                  Level 2 — Consists of assets or liabilities valued using industry standard models and based on prices, other than quoted prices within Level 1, that are either directly or indirectly observable as of the measurement date. The industry standard models consider observable assumptions including time value, volatility factors, and current market and contractual prices for the underlying commodities, in addition to other economic measures. This category includes contracts traded on active exchanges or in over-the-counter markets priced with industry standard models.

•                  Level 3 — Consists of assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost benefit constraints. This category includes contracts priced using models that are internally developed and contracts placed in illiquid markets. It also includes contracts that expire after the period of time for which quoted prices are available and internal models are used to determine a significant portion of the value.

As of December 31, 2008, the Company held certain items that are required to be measured at fair value on a recurring basis.  These included:

(i)                     Investments in short term mutual funds (cash equivalents),

(ii)                  Foreign exchange derivative asset

(iii)               Bonds Payable

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis:

	Fair value at December 31,	Fair value measurements using inputs considered as
Descrption	2008	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Investments in short term mutual funds	26,281,107	26,281,107	—	—
Foreign exchange derivative asset	1,039,841	—	1,039,841	—
Liabilities	—	—	—	—
Bonds Payable	88,195,420	88,195,420	—	—

Investments in short term mutual funds are valued using publicly available year end quotes, therefore, they have been classified as Level 1.

Foreign exchange derivative assets:  The estimated fair values of the forward and swaps contracts are based on quoted market prices at year end, they have been classified as Level 2.

Bonds payable:  The fair value of bonds payable, including current portion, is estimated based on the quoted market price of the Company’s US dollar - denominated bonds payable, they have been classified as Level 2.

j)    Available-for-sale securities

The following are required disclosures for investments classified as available for-sale in accordance with SFAS 115. Realized gains and losses are determined using the proceeds from sale less the cost of the investments identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2008, 2007 and 2006 are as follows:

	Years ended December 31,
	2008	2007	2006
	ThCh$	ThCh$	ThCh$
Proceeds on realized gains	—	9,384,619	—
Realized gains	—	98,755	—
Proceeds on realized losses	—	77,286,945	—
Realized losses	—	(887,891)	—

The carrying value and market value of securities available-for-sale as of December 31, 2008, 2007 and 2006 are as follows:

Year ended December 31, 2008
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Foreign investments	—	—	—	—
Total	—	—	—	—

	Year ended December 31, 2007
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Foreign investments	1,093,768	11,185	—	1,104,953
Total	1,093,768	11,185	—	1,104,953

	Year ended December 31, 2006
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Chilean treasury bonds	9,145,315	—	(112,208)	9,033,107
Other securities of Chilean institutions	55,674,260	295,832	(1,081,361)	54,888,731
Foreign investments	37,960,176	230,236	(333,991)	37,856,421
Total	102,779,751	526,068	(1,527,560)	101,778,259

k)     Goodwill

The Company has performed the impairment test of goodwill as required by SFAS No.142, which did not result in any impairment.

Total carrying value of goodwill, net of accumulated amortization calculated up to December 31, 2001, amounts to ThCh$ 106,573,383 as of December 31, 2008 and has been allocated to the Softdrinks business segment.

l)      Concentrations of other risks

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

m)    Consolidated valuation and qualifying accounts

Description	Balance at Beginning of period	Additions (charged to costs and expenses)	Deductions (debits to the allowance)	Balance at end of period
	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts (1):
Year ended December 31, 2006	2,222,767	246,694	(663,300)	1,806,161
Year ended December 31, 2007	1,806,161	346,549	(479,684)	1,673,026
Year ended December 31, 2008	1,673,026	404,812	(517,857)	1,559,981

Allowance for obsolescence of inventories:
Year ended December 31, 2006	179,857	1,073,021	(625,426)	627,452
Year ended December 31, 2007	627,452	769,722	(516,125)	881,049
Year ended December 31, 2008	881,049	656,466	(1,054,158)	483,357

Valuation allowance for deferred tax assets (2):
Year ended December 31, 2006	12,833,324	(12,833,324)	—	—
Year ended December 31, 2007	—	—	—	—
Year ended December 31, 2008	—	—	—	—

(1)          Includes allowances for trade, non-trade and other receivables.

(2)          The balances and changes in the valuation allowance for deferred tax assets are expressed in accordance with Chilean GAAP.

n)    Recent accounting pronouncements

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and requires an employer to separately disclose the fair value of each major category of plan assets of a defined benefit pension or postretirement plan. In addition, employers are required to disclose information enabling users to understand investment policies and strategies, assess the inputs and valuation techniques used to develop fair value measurements, and to disclose any significant concentrations of risks within plan assets. This FSP is effective for fiscal years ending after December 15, 2009, earlier application is permitted. The Company is currently evaluating the impact of this FSP on the disclosures for defined benefit pension and postretirement plan assets.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” to expand financial statement disclosures required. This FSP is effective for the first reporting period ending after December 15, 2008. The application of this FSP did not have a material impact on the Company´s financial position, results of operations or liquidity. However, it did require additional disclosures regarding variable interest entities.

In November 2008, the FASB issued EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations,” which provides clarification on the measurement of the initial carrying value of an equity investment, impairment assessment of underlying indefinite-lived intangible assets of an equity method investment, accounting for an equity method investee’s issuance of shares, and how to account for a change in investment from the equity method to the cost method. The guidance in this EITF is effective for fiscal years beginning on or after December 15, 2008, and is to be applied prospectively. The Company is currently evaluating the impact of this FSP on their financial position, results of operations and liquidity.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” This FSP would amend FASB Statement No. 157, “Fair Value Measurements,” to clarify its application in an inactive market by providing an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have a material impact on the Companies’ financial position, results of operations or liquidity.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees; An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” to expand financial statement disclosures required for credit derivatives within the scope of Statement No. 133 and guarantees within the scope of Interpretation 45, as well as clarifying the effective date of FASB Statement No. 161. The FSP is effective for reporting periods ending after November 15, 2008. The application of this FSP did not have a material impact on the Companies’ financial position, results of operations or liquidity.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Board does not expect that this Statement will result in a change in current practice. The adoption of this Statement is not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” This FSP applies to convertible debt instruments that may be settled in cash, or other assets, upon conversion and are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt Instruments and Debt Issued with Stock Purchase Warrants.” If the embedded conversion option is required to be separately accounted for as a derivative, then such convertible debt instruments should be accounted for under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and this FSP does not apply ..This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. This FSP is not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impact of this FSP on their financial position, results of operations and liquidity.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends and expands the disclosure requirements of Statement 133 with the intent to provide users of financial statements with enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of this Statement on their disclosures of financial position, results of operations and liquidity.

In February 2008, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP No. 157-1 amends FASB Statement No. 157 to exclude FASB Statement No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification and measurement under Statement No. 13. This FSP was effective upon the initial adoption of SFAS 157. FSP No. FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The adoption of both FSP No. 157-1 and FSP No. FAS 157-2 did not have a material impact on the Company’s financial position, results of operations or liquidity.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, “Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68.” Issue E23 amends paragraph 68 of SFAS 133 with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness. The implementation guidance in this Issue is effective for hedging relationships designated on or after January 1, 2008. The adoption of Issue E23 did not have a material impact on the Company’s financial position, results of operations or liquidity.

Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations (“SFAS 141(R)”),and No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51 (“SFAS 160”): SFAS 141(R) and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141(R) will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting SFAS 141(R) and SFAS 160 on its consolidated financial position and results of operations.

Financial Accounting Standards Board (“FASB”) Staff Position FAS 141(R)-1, “Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies” (“FSP FAS 141(R)-1”): FSP FAS 141(R)-1 amends and clarifies SFAS 141® to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting FSP FAS 141(R)-1 on its consolidated financial position and results of operations.