Form 20-F
period 2009-12-31
ANDINA BOTTLING CO INC
filed 2010-06-30
CIK 925261

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Giuliana Gorrini, Tel. (56-2) 338-0520 E-mail: ggorrini@koandina.com Avenida El Golf 40, 4th Floor, Las Condes - Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

7.625% Notes due October 1, 2027

7.875% Notes due October 1, 2097

The number of outstanding shares of the issuer’s stock as of December 31, 2009 was 760,274,542 as follows:

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the international Accounting Standards Board ☐	Other. ☒

If Other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

		Page
PART I		3

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
ITEM 4.	INFORMATION ON THE COMPANY	13
ITEM 4A.	UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS	34
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	48
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	56
ITEM 8.	FINANCIAL INFORMATION	57
ITEM 9.	THE OFFER AND LISTING	58
ITEM 10.	ADDITIONAL INFORMATION	61
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	71
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	72
ITEM 12D.3	AMERICAN DEPOSITARY RECEIPTS	72
ITEM 12D.4	DIRECT AND INDIRECT PAYMENTS BY THE DEPOSITARY	73

PART II		73

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73
ITEM 15.	CONTROLS AND PROCEDURES	73
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	74
ITEM 16B.	CODE OF ETHICS	74
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	75
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	75
ITEM 16E.	PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	76
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	76
ITEM 16G.	CORPORATE GOVERNANCE	77

PART III		79

ITEM 17.	FINANCIAL STATEMENTS	79
ITEM 18.	FINANCIAL STATEMENTS	79
ITEM 19.	EXHIBITS	80
	EX-8.1: LIST OF OUR SUBSIDIARIES EX-8.2: LETTER ADDRESSED TO SEC RE: DISMISSAL OF PREVIOUS AUDITORS EX-12.1: CERTIFICATION EX-12.2: CERTIFICATION EX-13.1: CERTIFICATION EX-13.2: CERTIFICATION

INTRODUCTION

References

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

•             the “Company” and “we” means Andina and its consolidated subsidiaries;

•             “Andina” means Embotelladora Andina S.A.;

•             “Andina Brazil” means the Company’s subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

•             “EDASA” means the Company’s subsidiary, Embotelladora del Atlántico S.A.;

•             “CMF” means the Company’s affiliate, Envases CMF S.A.;

•             “Vital” means the Company’s subsidiary, Vital S.A.;

•             “VASA” means the Company’s subsidiary, Vital Aguas S.A.;

•             “TAR” means the Company’s subsidiary, Transportes Andina Refrescos Ltda.

•             “The Coca-Cola Company” or “TCCC” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina.

•             the “Chilean territory” means the Metropolitan Region of Santiago and the neighboring provinces of Cachapoal and San Antonio;

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

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under “Item 3. Key Information—Exchange Rates”) reported by the Banco Central de Chile (the Central Bank of Chile), which we refer to as the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar figures presented in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.

On August 28, 2007 the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) announced the adoption in Chile of International Financial Reporting Standards (“IFRS”) (which will be mandatory for Chilean companies starting 2010). The Company agreed to adopt IAS and IFRS of the IASB as its accounting and reporting standards beginning January 1, 2010.

Also as part of the adoption of IFRS, shareholders’ equity will undergo significant changes resulting from the revaluation on property, plant and equipment, differed income taxes, minimum dividend and the determination of the functional currency in the company’s subsidiaries.

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

Market Data

We have computed the information contained in this annual report regarding annual volume and per capita growth rates and levels, and market share, product segment, and population data in bottling and franchise territories, and it is based upon statistics accumulated and certain assumptions we have made. Additional data was obtained from third parties. Market share information presented with respect to soft drinks, juices, waters and beer is based on data supplied by A.C. Nielsen Company (“A.C. Nielsen”) and is believed to be accurate although no assurances to that effect can be given. Certain market data herein (including percentage amounts) may not sum due to rounding.

PART I

ITEM 1.                              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.                              OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.                              KEY INFORMATION

A.            Selected Financial Data

The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2009 and 2008 and for each of the three years ended December 31, 2009 has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto, included in Item 18 of this annual report, that we refer to in this annual report as the “Consolidated Financial Statements.” Our Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States which we refer to as “U.S. GAAP.” Note 30 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates covered thereby.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil and Argentina. Our subsidiaries outside Chile prepare their financial statements in accordance with Chilean GAAP and, to comply with local regulations, in accordance with accounting principles generally accepted in their country of operation. Our Consolidated Financial Statements reflect the Chilean GAAP results of our subsidiaries outside Chile translated into Chilean pesos. Chilean GAAP requires monetary assets and liabilities to be translated at year-end rates of exchange, non-monetary assets and liabilities to be translated at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos (which factors in the purchasing power of the Chilean peso) as of December 31, 2009. See Notes 1(c) and 30(a) and (b) to our Consolidated Financial Statements.

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

	For the years ended December 31,
	2009	2009	2008	2007	2006	2005
	(in million constant Ch$ as of December 31, 2009 and million US$, except ratios, per share and per ADS data, and sales volume)
	MUS$	MCh$	MCh$	MCh$	MCh$	MCh$
Income Statement Data:
Chilean GAAP:
Net sales	1,465	743,116	827,813	677,407	624,743	544,000
Cost of sales	(815)	(413,356)	(459,825)	(373,927)	(356,606)	(321,074)
Administrative and selling expenses	(394)	(199,699)	(232,501)	(180,599)	(159,511)	(132,032)
Operating income	256	130,061	135,487	122,881	108,626	90,894

Non-operating (expense) income, net	(9)	(4,681)	(10,743)	(507)	(708)	(8,287)
Income taxes and minority interest	(64)	(32,368)	(24,652)	(28,635)	(15,524)	(9,960)
Amortization of goodwill	(12)	(6,094)	(7,437)	(6,919)	(7,430)	(7,267)
Net income	171	86,918	92,655	86,821	84,964	65,380

Basic and diluted earnings per share
Series A	0.21	108,88	116,07	108,76	106,44	81,90
Series B	0.24	119,77	127,67	119,63	117,07	90,09
Basic and diluted earnings per ADR(3)
Series A	1.29	653,30	696,41	652,56	638,61	491,41
Series B	1.42	718,60	766,03	717,79	702,45	540,53

U.S.GAAP:
Net income	185	93,676	100,158	91,090	87,853	87,702
Total number of shares:
Series A		380,137,271	380,137,271	380,137,271	380,137,271	380,137,271
Series B		380,137,271	380,137,271	380,137,271	380,137,271	380,137,271
Dividends declared per series:
Series A	58.57	29,700	34,262	36,991	35,459	33,908
Series B	64.43	32,760	37,688	40,690	39,005	37,299

Basic and diluted earnings per share
Series A	0.23	117.35	125.47	114.11	110.05	109.86
Series B	0.25	129.08	138.01	125.52	121.05	120.85
Basic and diluted earnings per ADR(3)
Series A	1.39	704.08	752.82	684.66	660.03	659.16
Series B	1.53	774.46	828.06	753.12	726.30	725.10

Balance Sheet Data:
Chilean GAAP:
Total assets	1,154	585,252	589,089	567,361	586,882	613,733
Short-term debt (1)	7	3,733	8,604	11,690	37,596	49,122
Long-term debt	145	73,685	75,672	79,092	87,351	119,301
Total shareholders’ equity	664	336,579	338,285	299,129	313,934	313,180
U.S.GAAP:
Total shareholders’ equity	719,53	364,881	359,495	318,512	329,551	339,148

Other Financial Information:
Chilean GAAP:
Cash flows from operating activities	241	122,052	155,666	145,910	145,032	112,962
Cash flows from investing activities	(142)	(72,136)	(73,730)	33,457	6,836	12,726
Cash flows from financing activities	(133)	(67,532)	(77,469)	(96,540)	(128,341)	(133,144)
Depreciation	61	30,852	37,182	31,012	33,771	33,877
Capital expenditures	98	49,763	65,532	59,607	42,284	31,961

Ratio of total debt to total capitalization (2)	0.19	0.19	0.20	0.23	0.28	0.35

Other Operating Data:
Sales volume of :
Coca-Cola Soft Drinks (million UCs)(5)	419.6	419.6	411.2	402.4	381.9	360.1
Other Beverages (million UCs) (4)(5)(6)	45.7	45.7	43.3	38.9	33.3	29.3

(1)	Includes short-term bank liabilities and the portion of long—term bank liabilities and bonds payable within 12 months.
(2)

Total debt is calculated as the sum of short—term and long—term financial debt. Total capitalization is calculated as the sum of total financial debt, non-controlling interest and total shareholders’ equity. Shareholders’ equity under U.S. GAAP differs from Chilean GAAP in certain important respects. For a summary of the principal differences between U.S. GAAP and Chilean GAAP as they relate to us, see “Item 5 — Operating and Financial Review and Prospects — U.S. GAAP Reconciliation” and Note 30 to our Consolidated Financial Statements included elsewhere herein.

(3)	Each ADR represents six shares of common stock.
(4)	Includes waters and juices (in Chile and Argentina) and beer, waters and juices (in Brazil).
(5)	Unit cases (“UCs”) refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters.
(6)	Volume of waters and juices in Chile includes total sales volume of Vital Aguas S.A. and Vital S.A.

Exchange Rates

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2005 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
	Low(2)	High(2)	Average(3)	Period End

Year

2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39
2007	439.14	548.67	522.55	496.89
2008	431.22	676.75	522.35	636.45
2009	491.09	643.87	559.67	507.10

Month

December 2009	494.84	508.75	501.45	507.10
January 2010	489.47	531.75	500.66	523.10
February 2010	523.10	546.18	532.56	527.84
March 2010	508.66	533.87	523.16	524.46
April 2010	514.91	527.38	520.62	517.23
May 2010	517.23	549.17	533.21	530.62

Source: Central Bank.
(1)	Nominal Figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	With respect to annual periods, the average of the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.

The Observed Exchange Rate on June 25, 2010 was Ch$539.68 per US$1.00.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the offer and use of proceeds

Not applicable.

D.            Risk Factors

The Company is subject to various economic, political, social and competitive conditions. Any of the following risks, if they materialize, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Related to our Company

We rely heavily on our relationship with The Coca-Cola Company (“TCCC”) which has substantial influence over our business and operations

Approximately 87% of our net sales in 2009 were derived from the distribution of Coca-Cola soft drinks and 9% from the distribution of other beverages bearing trademarks owned by TCCC. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, the local subsidiary of TCCC or, in the case of fruit juices and nectars, The Minute Maid Company, a subsidiary of TCCC. TCCC has the ability to exercise substantial influence over our business through its rights under the Bottler Agreements. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.” Under the Bottler Agreements, TCCC unilaterally sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by TCCC) sold to us. TCCC also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by TCCC. Pursuant to the Bottler Agreements, we are required to submit a business plan to TCCC for prior approval on a yearly basis. In accordance with the Bottler Agreements, TCCC may, among other things, require that we demonstrate financial ability to meet our business plan and if we are not able to demonstrate our financial capacity TCCC may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of, Coca-Cola soft drinks or other Coca-Cola beverages and products.

We depend on TCCC to renew the Bottler Agreements which are subject to termination by TCCC in the event we default or upon expiration of their respective terms. We cannot assure you that the Bottler Agreements will be renewed or extended upon their expiration, and even if they are renewed, we cannot be certain that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of the Bottler Agreements would have a material adverse effect on our business, financial condition and results of operation.

In addition, any acquisition we make of bottlers of Coca-Cola products in other countries may require, among other things, the consent of TCCC under bottler agreements to which such other bottlers are subject. We cannot assure you that TCCC will consent to any future geographic expansion of our Coca-Cola beverage business. In addition, we cannot assure you that our relationship with TCCC will not undergo significant changes in the future. If such changes do occur, our operations, and financial results and condition could be materially affected.

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

Changes in the nonalcoholic beverages business environment could adversely affect our financial results

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

Instability in the supply of utility services and oil prices may adversely impact our results of operations

Our operations depend on a stable supply of utilities and fuel in the countries where we operate. Given recent economic instability, particularly in Argentina, we cannot assure you that such instability will not impair our ability to procure required utility services or fuel in the future which could adversely impact our results or operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation in the three countries we operate and we expect that they will continue to do so in the future.   We believe that the increase of energy prices will not have a significant effect over our results of operations.

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

Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect the market price of our common shares and American Depositary Receipts .

As a general rule, international investors consider Argentina, and to a lesser extent Chile and Brazil, to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil and Argentina and their evaluation of companies’ securities located in these countries.

During periods of heightened investor concern regarding emerging market economies, in particular Argentina and to a lesser extent Brazil , have experienced significant outflows of U.S. dollars. In addition, Brazilian and Argentine companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets, which have negatively affected the prices of Brazilian and Argentine securities. Although economic conditions are different in each of the emerging-market countries, investors’ reactions to developments in one of these countries may affect the securities of issuers in the others, including Chile. For example, adverse developments in other developing or emerging market countries may lead to decreased investor interest in investing in Chile or in the securities of Chilean companies, including securities of the Company.

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

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile

Approximately 51% of our assets and 37% of our net sales in 2009 were derived from our operations in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a rate of 4.6% in 2007, 3.7% in 2008 and -1.5% in 2009. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations

The annual rates of inflation in Chile which in 2007, 2008 and 2009 were 7.8%, 7.1% and -1.4%, respectively (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. We cannot assure you that Chilean inflation will not continue to increase significantly. We cannot assure you that, under competitive pressure, we will be able to realize price increases, which could adversely impact our financial condition and results of operations.

The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar, could adversely affect our operations and financial results and the dollar value of an investor’s return . The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. Based on the Observed Exchange Rates for U.S. dollars in the period from 2006 to 2009 the Chilean peso relative to the U.S. dollar appreciated 4.8% in nominal terms. During 2009 the Chilean peso relative to the U.S. dollar appreciated 20.3% in nominal terms.. See “Item 3. Key Information-Exchange Rates.”

Our Class A shares and Class B shares are traded in Chilean pesos on the Chilean Stock Exchanges. Cash distributions with respect to the shares will be received in Chilean pesos by the depositary, currently The Bank of New York Mellon Corporation (as depositary for the Series A and Series B shares represented by the Series A and Series B ADRs), which will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make U.S. dollar payments in respect of the ADRs. If the value of the Chilean peso depreciates relative to the U.S. dollar, the value of the ADRs and any distributions to be received from the depositary would be adversely affected. In addition, the depositary will incur costs (to be ultimately borne by theADR holders) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to our ADRs.

Exchange controls and withholding taxes in Chile may limit repatriation of foreign investments

Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the convertibility and repatriation of the investments and earnings. The ADRs are governed by an Agreement among us, the depositary and the Central Bank of Chile (the “Foreign Investment Agreement”). The Foreign Investment Agreement guarantees the depositary and the ADR holders access to Chile’s Formal Exchange Market, permits the depositary to remit dividends it receives from us to the ADR holders and permits the holders of ADRs to repatriate the proceeds of the sale of shares withdrawn from the ADR facility, thereby enabling them to acquire currencies necessary to repatriate investments in the shares and earnings there from.  Pursuant to current Chilean law, the Foreign Investment Agreement may not be amended unilaterally by the Central Bank of Chile, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Agreement may not be voided by future legislative changes.

Dividends received by ADR holders of are paid net of foreign currency exchange fees and expenses of the depositary and are subject to Chilean withholding tax, currently imposed at a rate of 35%, subject to credits in certain cases as described under “Item 10. Additional Considerations —Tax Considerations Relating to Equity Securities”.

We cannot assure you that additional restrictions applicable to ADR holders , the disposition of the shares underlying the ADRs and the convertibility and/or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions if imposed. If for any reason, including changes in the Foreign Investment Agreement or Chilean law, the depositary was unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chile and in Chilean pesos.

Risks Relating to Brazil

Our business is dependent to some extent on economic conditions in Brazil

Approximately 35% of our assets and 42% of our consolidated net sales in 2009 were derived from our operations in Brazil. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.  According to data available to general public, the Brazilean economy grew at a rate of 6.1% in 2007, 5.1% in 2008 and -0.2% in 2009.

The Brazilian government exercises influence over the Brazilian economy, which together with historically volatile Brazilian political and economic conditions, could adversely affect our financial condition and results of operations and the market price of our shares and ADRs

Historically, the Brazilian government has changed monetary, credit, tariff, and other policies to influence the course of Brazil’s economy. Such government actions have included wage and price controls as well as other measures such as freezing bank accounts, imposing exchange controls and imposing limits on imports and exports. Changes in policy and other political and economic developments could adversely affect the Brazilian economy and have a material adverse effect on our business, financial condition and results of operations.

Brazil’s current President, Luiz Inácio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. During 2006 he was reelected and will continue in office until the end of 2010. We cannot assure you that present economic conditions and policies intended to promote a sustainable economic development will continue.

Although inflation in Brazil has stabilized in recent years, increased inflation may adversely affect the operations of Andina Brazil which could adversely impact our financial condition and results of operations

As measured by the Brazilian Índice Nacional de Preços ao Consumidor or INPC, inflation in Brazil was 5.2%, 6.5% and 4.3% in 2007, 2008 and 2009, respectively. Increased inflation rates may result in lower consumer purchasing power on behalf of consumers and lower sales volume for Andina Brazil. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Andina Brazil and consequently our financial condition and results of operations and the market price of our shares and ADSs.

The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

During 2006 and 2007, the real appreciated 8.7% and 17.2%, respectively against the U.S. dollar compared to the prior year period and in 2008, the real depreciated 31.9% due to the world economic crisis and in 2009, it appreciated 25.5%.  In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

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

The Brazilian government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividend or other payment we receive

Brazilian law guarantees foreign shareholders of Brazilian companies the right to repatriate their invested capital and to receive all dividends in foreign currency provided that their investment is registered with Brazil’s Central Bank. We registered our investment in Andina Brazil with the Brazilian Central Bank on October 19, 1995. Although dividend payments related to profits obtained subsequent to January 1, 1996 are not subject to income tax, after the sum of repatriated capital and invested capital exceeds the investment amount registered with the Brazilian Central Bank, repatriated capital is subject to a capital gains tax of 15%. Under current Chilean tax law, we will realize a tax credit in respect of all Brazilian taxes paid relating to Andina Brazil. There can be no assurance that the Brazilian government will not impose additional restrictions or modify existing regulations that would have an adverse effect on an investor’s ability to repatriate funds from Brazil nor can there be any assurance of the timing or duration of such restrictions, if imposed in the future.

Risks Relating to Argentina

Our business is dependent to some extent on economic conditions in Argentina

Approximately 14% of our assets and 21% of our net sales in 2009 were derived from our operations in Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our franchise in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina.

After six consecutive years of GDP increases of 8% to 9%, the economy contracted an estimated 3% during 2009, breaking the growth cycle. Facing the international financial crisis, the public sector did not default and carried out payments using the reserves of Argentina’s Central bank and loans from Banco Nación, generating new and significant macroeconomic policy challenges. Although Argentina managed to roll with the punches of a recessive year and an international crisis without upsetting the main financial variables, we cannot assure that economic conditions in Argentina will continue improving or that our operations will continue experiencing good results.

Political and economic instability may recur which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

In the period from 1998 through 2003, Argentina experienced acute economic problems that culminated with the restructuring of substantially all of Argentina’s sovereign bond indebtedness. A succession of presidents were inaugurated during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures. Argentina’s GDP contracted by 10.9% in 2002. Beginning 2003, Argentine GDP began to recover and from 2004 to 2008 recorded an average rate of growth of 8.4%.  According to official records, GDP growth for the year 2009 was 1%.

In the political environment, legislative elections carried out in June of 2009 were a misfortune for the government’s political party losing the majority in both houses. This new political scenario in Argentina could make the executive power need to arrive at a consensus with the opposition regarding rules and regulations in order for them to be approved by the legislative power.

The macroeconomic condition in Argentina has been characterized by:

•                  increased inflation which has been slightly controlled by price control;

•                  deeper state intervention in the economy;

•                  high nominal exchange rate;

•                  deficit and commercial surplus, with a decreasing tendency; and

•                  strong salary pressures.

The exchange rate underwent a 10% depreciation during 2009. ,  The unemployment rate increased to 8.4% during 2009 compared to the 7.2% recoreded during the same period of 2008. The Argentine government continues to face significant exposure to litigation from holders of its defaulted debt that did not participate in the Argentine government’s exchange offer. At present, there are legal proceedings against the Argentine government in the United States, Italy and Germany. Although it is impossible to predict what the outcome of these proceedings will be, a judgment against the Argentine government in such cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect our results of operations.

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

Since 2003 and following a series of restrictive measures in the money market and fund movements, the Argentine Central Bank removed several of the foreign exchange restrictions, including elimination of the requirement that the Argentine Central Bank approve the pre-payment of principal of financial indebtedness, extended the term for the repatriation of export proceeds, allowed earlier payments of imports, and starting 2004, increased up to US$2 million, the monthly amount that Argentine-domiciled individuals or corporations are allowed to purchase and transfer abroad.

There can be no assurance that the Argentine Central Bank will not once again require its prior authorization for the transfer of funds abroad in the form of dividends or payment of inter-company or third party loans. Any such inability to transfer funds outside of Argentina, in the form of dividends or otherwise, could adversely affect the value of our Argentine operations and the market value of our ADRs.

Inflation in Argentina may adversely affect our operations which could adversely impact our financial condition and results of operations

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. The official annual rates of inflation (published by INDEC-Instituto Nacional de Estadisticas y Censos- National Statistics and Census Institute as measured by changes in the consumer price index) between 2005 and 2009 were 12.3%, 9.8%, 8.5%, 7.2% and 7.3%, respectively for each year.  However, unofficial records place the consumer index at levels close to 15% for 2009. High levels of inflation in Argentina could adversely affect the Argentine economy and have a material adverse effect on our financial condition and results of operations.

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

Risk Factors Relating to the ADRs and Common Stock

Preemptive rights may be unavailable to ADR holders

According to the Ley de Sociedades Anónimas No. 18.046 and the Reglamento de Sociedades Anónimas (collectively, the “Chilean Companies Law”), whenever we issue new shares for cash, we are required to grant preemptive rights to holders of our shares (including shares represented by ADRs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADRs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights and shares, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, is available.

Under the procedure established by the Central Bank of Chile, the foreign investment agreement of a Chilean company with an existing ADR program will become subject to an amendment (which will also be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) that will extend the benefits of such contract to new shares issued pursuant to a preemptive rights offering to existing ADR owners and to other persons residing and domiciled outside of Chile that exercise preemptive rights, upon request to the Central Bank of Chile. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to us of enabling United States ADR holderss to exercise preemptive rights and any other factors that we consider appropriate at the time, and then make a decision as to whether to file such registration statement.

We cannot assure you that any registration statement would be filed. To the extent ADR holders are unable to exercise such rights because a registration statement has not been filed, the depositary will attempt to sell such holders’ preemptive rights and distribute the net proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. If such rights cannot be sold, they will expire and ADR holders will not realize any value from the grant of such preemptive rights. In any such case, such holder’s equity interest in the Company would be diluted proportionately.

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

The market for our shares may be volatile and illiquid

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$231,106 million at December 31, 2009 and an average monthly trading volume of approximately US$3,147 million for 2009. The lack of liquidity owing, in part, to the relatively small size of the Chilean securities markets may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

ITEM 4.                              INFORMATION ON THE COMPANY

A.                     History and development of the Company

Our legal name is Embotelladora Andina S.A. and our commercial name is Andina. We were incorporated and organized on February 7, 1946 under the Chilean Companies Law as a sociedad anónima (stock corporation). An abstract of our bylaws is registered with the Registro de Comercio de Santiago (Public Registry of Commerce of the City of Santiago) under No. 581 on page 768 of the year 1946. Pursuant to our bylaws, our term of duration is indefinite.

Our shares of common stock are listed and traded on the Bolsa de Comercio de Santiago (Santiago Stock Exchange),  on the Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) and the Bolsa de Comercio de Valparaiso (the Valparaiso Stock Exchange). Our Series A and Series B ADRs representing our Series A and Series B shares, respectively, are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida El Golf 40, Piso 4, Las Condes, Santiago, Chile. Our telephone number is +56-2-338-0520 and our website is www.embotelladoraandina.com.

Our depositary agent for the ADRs in the United States is The Bank of New York Mellon Corporation, located at One Wall Street, New York, New York 10286. Our depositary agent’s telephone number is (212) 815-2296. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, United States and their phone number is (302) 738-6680.

History

In 1941, The Coca-Cola Company licensed a private Chilean company to produce Coca-Cola soft drinks in Chile, and production began in 1943. In 1946, the original licensee withdrew from the license arrangement, and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile. Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although no longer the sole Coca-Cola bottler in Chile, Andina has been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period of 64 years.

In 1985, a majority of Andina’s shares was acquired by four Chilean families who compromise Inversiones Freire Ltda. (“Freire” or “the Controlling Shareholders”). On December 31, 2009, the Controling Shareholders owned 52.6% of our outstanding Series A shares, which have preferred voting rights and thereby control the Company; and 42.4% of our outstanding Series B shares, consequently the Controlling Shareholders of Andina hold a 47.5% ownership interest in the Company.   Further information regarding our Controlling Shareholders can be found on page 74 of our 2009 Annual Report which is available at our website: www.embotelladoraandina.com.

Andina Brazil, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Andina Brazil for approximately US$120 million and contributed an additional US$31 million to Andina Brazil’s capital immediately after the acquisition to repay certain indebtedness of Andina Brazil.   In 2000, we purchased through Andina Brazil, from the Coffin Group, a Coca-Cola franchise license for a territory in Brazil comprising the State of Espírito Santo and part of the States of Rio de Janeiro and Minas Gerais (NVG), for US$74.5 million. NVG was merged into Andina Brazil in 2000, and its operations were integrated with Andina Brazil in 2001.   In 2004, Andina Brazil entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Indústria do Amazonas Ltda., for (1) an exchange of franchising rights, goods and other assets of Andina Brazil in the territory of Governador Valadares in the State of Minas Gerais, and (2) other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçú in the state of Rio de Janeiro, which was previously owned by Companhia Mineira de Refrescos S.A.  In 2007 TCCC along with the Coca-Cola bottlers in Brazil create a Joint Venture, Mais Indústria de Alimentos, in order to enhance the non-carbonated business for the entire System in that country.  In 2008 through the Mais joint venture The Coca-Cola System acquires the Sucos del Valle brand, leader in the juice segment in this market.

Production of Coca-Cola soft drinks in the Argentine territory began in 1943 with the start-up of operations in the province of Córdoba, Argentina, through Inti S.A.I.C., which we refer to as Inti. In July 1995, we (through Inversiones del Atlántico S.A., an investment company incorporated in Argentina), which we refer to as IASA, acquired a 59% interest in Edasa, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A. These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., which we refer to as Romesa. In 1996 we acquired an additional 35.9% interest in Edasa, an additional 78.7% interest in Inti, a 100% interest in Cipet located in Buenos Aires (a PET plastic bottle and packaging business) and a 15.2% interest in Cican S.A. Currently, Edasa is the Coca-Cola bottler in the provinces of Entre Rios, San Luis, San Juan, Mendoza, part of Santa Fe and part of Buenos Aires (San Nicolás y Ramallo). During 1997, the operations of Romesa were merged into Inti. In 1999, Edasa was merged into IASA. In 2000, IASA was merged into Inti, which in turn changed its corporate name to Embotelladora del Atlántico S.A. (EDASA). In 2002 Cipet merged into Edasa. During 2007 EDASA’s ownership interest in Cican S.A. was sold to Femsa. In 1998, Andina repurchased from The Coca-Cola Company its 49% stake in Vital. Concurrently with that transaction, The Coca-Cola Company purchased Vital’s mineral water springs located at Chanqueahue, 80 miles south of Santiago. As part of the transaction, the Vital bottler agreement was replaced with a juice bottler agreement with Minute Maid International Inc., as well as a new mineral water bottling agreement with The Coca-Cola Company. In addition, the 1995 shareholders’ agreement between us and The Coca-Cola Company regarding ownership of Vital was terminated. The restructuring of the water and juice business in Chile enhanced our focus on the production of soft drinks, water and juice.  During 2005, the production and packaging business of water, juice and non-carbonated beverages licensed by TCCC in Chile was restructured. Vital Aguas S.A., which we refer to as VASA, was created to develop the production and packaging businesses of Vital de Chanqueahue, mineral water and other water products. VASA is focused on developing juice and non-carbonated beverages. Andina, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. own 56.5%, 26.4% and 17.1%, respectively, of the outstanding capital of VASA.

In Chile we participate in the business of producing PET bottles through a 50/50 joint venture we entered into with Cristalerías de Chile in the year 2001.

In 1996, our shareholders approved the Reclassification of Capital Stock,which we refer to as the Reclassification, of Andina’s common stock into two new series of shares. Pursuant to the Reclassification, each outstanding share of Andina’s common stock was replaced by one newly issued Series A share and one newly issued Series B share,. The Series A and Series B shares are principally differentiated by their voting and economic rights: the holders of the Series A shares have full voting power and are entitled to elect six of seven regular and alternate members of the board of directors, and the holders of the Series B shares have no voting rights but for the right to elect one regular and one alternate member of the board of directors. In addition, holders of Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares.

After the Reclassificaction, the Superintendence of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones) decreed that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights. Later, during 2004, the Superintendence approved Series B shares as investment instruments for Chilean Pension funds. Series A shares have always been eligible as investment instruments.

Capital Expenditures

During 2009 the Company financed its permament investments exclusively from internal resources.

The following table sets forth our capital expenditures by territory and line of business for the periods indicated:

	Year ended December 31,
	2009	2008	2007
	MCh$	MCh$	MCh$
Soft Drinks:
Chilean territory	21,309	23,397	35,932
Brazilian territory	19,231	33,066	16,499
Argentine territory	6,248	6,588	4,895
Other Beverages:
Vital S.A. and EDASA	2,765	1,851	1,668
PET Packaging:
Argentine territory	210	630	613

Total	$49,763	$65,532	$59,607

During 2009, the company disbursed approximately Ch$4.530 million to improve its industrial processes, industrial waste metering equipment, laboratory analysis, environmental impact consultancy, and other studies.

Our total capital expenditures were Ch$49,763 million in 2009, Ch$65,532 million in 2008 and Ch$59,607 million in 2007.  In 2009, capital expenditures were principally related to the following:

Soft drinks:

Chile

•                  Returnable bottles (glass and PET bottles) and bottle cases;

•                  Cooling equipments, freezers, post mix and other point of sale equipments;

•                  New equipment to increase efficiency and production capacity;

•                  Completion of the architecture project for the new Renca bottling facility.

Brazil

•                  Glass bottles and bottle cases;

•                  Coolers, freezers, post-mix and other point-of-sale equipment; and

•                  Building the new logistics and distribution center at São Gonçalo and São Pedro D’Aldeia.

Argentina

•                  Bottles (glass and PET bottles) and bottle cases;

•                  New equipment to increase operating efficiency; Investments in coolers and freezers;

•                  Transformation of waste water treatment to an anaerobic process.

•                  Juice plant: construction of facilities and installation of 1 production line for Tetra 200 cc and 1000 cc.

Juices and Waters

Juices

•                  Renewal of One Way PET line equipment due to obsolesence;

•                  Automation process for glass bottle line and change equipment due to obsolesence;

•                  Acquire equipment for the production of new 500 cc non returnable PET and 250 cc returnable glass formats;

•                  Implementation and intitiation of operations of new Tettra Pak line for the production of Tetra Classic 65 cc format (Fruitopia);

•                  Implementation of production processes for managing a product based on juice and milk (Hugo); and

•                  Investment in supply equipment and nets.

Waters

•                  Civil works for new in-line blowing plant;

•                  Security system against fire;

•                  Increase useful life cold compressors;

•                  Renew fork lifts;

•                  Laser coding equipment; and

•                  CIF system and Glicol cooling system.

Divestitures

In November 2007, Edasa sold to Femsa for a total amount of US$1.4 million, its 15.2% ownership interest in Cican S.A., an Argentine company dedicated to the canning of Coca-Cola products and the packaging of Cepita juices.

B.                     Business Overview

Andina is among the ten largest Coca-Cola bottlers in the world, servicing franchised territories with 37 million people, delivering over seven million liters of soft drinks, juices, and bottled waters on a daily basis.We are the largest producer of soft drinks in Chile and the second largest soft drink producer in Brazil and in Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 87.1% of our consolidated net sales in 2009.

In 2009, we recorded consolidated net sales of Ch$743,116 million and total sales volume of 419.6 million unit cases of Coca-Cola soft drinks.

In addition to the Coca-Cola soft drinks business, through Vital S.A., we produce and distribute fruit juices and other fruit-flavored beverages in Chile under trademarks owned by TCCC. Through Vital Aguas S.A., we produce and sell mineral water and purified water in Chile under trademarks owned by TCCC.  Through Envases Central S.A. we produce flavored waters and certain formats for soft drinks under trademarks owned by TCCC.  We also manufacture PET bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina. In Brazil, we also distribute the beer brands Sol, Kaiser, Heineken, Bavaria, Xingú, and Dos Equis (XX).

Our Products

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories:

Chile: Andina, Andina Frut, Andina Frut Light, Andina Néctar, Andina Néctar Light, Benedictino, Burn, Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Dasani, Dasani Active, Dasani Balance, Dasani Citrus, Dasani Tangerine, Dasani AntiOx, Fanta Limón, Fanta Naranja, Fanta Naranja Zero, Fanta Uva, Fruitopia, Hugo, Kapo, Nestea, Nestea Light, Nordic Mist Ginger Ale, Nordic Mist Tónica, Powerade, Powerade Light, Quatro Guaraná, Quatro Light, Sprite, Sprite Zero and Vital.

Brazil: Aquarius, Aquarius Fresh, Bavaria, Burn, Coca-Cola, Coca-Cola Light, Coca-Cola Light Lemon, Coca-Cola Zero, Crystal, Del Valle Frut, Del Valle Kapo, Del Valle Mais, Del Valle Mais Soja, Dos Equis (XX), Fanta China, Fanta Mundo, Fanta Laranja, Fanta Laranja Zero, Fanta Uva, Fanta Uva Zero, Gladiator, Heineken, I9, Kaiser, Kaiser Summer, Kapo Chocolate (flavored milk), Kuat, Kuat Guaraná, Kuat com Laranja, Kuat Eko, Kuat Zero, Nestea Cha, Nestea Cha Light, Nestea Mate, Nestea Mate Light, Schweppes Citrus, Schweppes Citrus Light, Schweppes Club Soda, Schweppes Soda, Schweppes Tónica, Schweppes Tónica Light, Sol, Sprite, Sprite Zero and Xingú.

Argentina: Aquarius, Cepita (4 flavors), Cepita Naranja Light, Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Crush Lima-Limón, Crush Naranja, Dasani, Dasani Active, Dasani Balance, Dasani Citrus, Dasani Durazno, Fanta Limón, Fanta Naranja, Fanta Naranja Light, Powerade Naranja, Powerade Manzana, Powerade Mountain Blast, Powerade Light, Powerade Light Naranja, Quatro Light, Quatro Pomelo, Schweppes Citrus, Scweppes Tonica, Sprite and Sprite Zero.

We produce, market and distribute Coca-Cola soft drinks in our franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary in each jurisdiction of TCCC (collectively, the “Bottler Agreements”). We consider the enhancement of our relationship with TCCC an integral part of our business strategy.

We seek to enhance our business throughout the franchise territories by developing existing markets, penetrating other soft drink, waters and juices markets, forming strategic alliances with retailers to increase consumer demand for our products, increasing productivity, and by further internationalizing our operations.

1. Soft Drink Business

Sales Overview

We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters. The following table illustrates our historical sales volumes for each of our territories:

Soft Drink Sales Volumes

	Year ended December 31,
	2009	2008	2007
	(millions of UCs)
Chile	128.0	127.6	123.9
Brazil	173.7	163.5	164.9
Argentina	117.9	120.1	113.6

In 2009, our Coca-Cola soft drinks business accounted for net sales of Ch$646,899 million and operating income of Ch$117,841 million representing 87.1% and 90.6% of our consolidated net sales and operating income, respectively.

Our Chilean soft drink operations accounted for net sales in 2009 of Ch$224,864 million; the Brazilian soft drink operations for net sales of Ch$275,311 million; and the Argentine soft drink operations for net sales of Ch$146,724 million.

The following tables set forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in our franchise territories for the periods indicated.

	Year ended December 31, 2009
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	179,108	102.5	233,957	144.3	110,876	90.8
Flavored soft drinks	45,756	25.5	41,354	29.4	35,848	27.1
Total	224,864	128.0	275,311	173.7	146,724	117.9

	Year ended December 31, 2008
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	176,449	104,0	266,498	135.5	140,680	90.4
Flavored soft drinks	43,510	23.6	55,358	28.0	42,620	29.7
Total	219,959	127.6	321,856	163.5	183,300	120.1

	Year ended December 31, 2007
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	175,794	102.0	209,872	134.5	89,231	85.2
Flavored soft drinks	39,997	21.9	48,449	30.4	31,726	28.4
Total	215,791	123.9	258,321	164.9	120,957	113.6

In Chile, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans of various sizes. It is also distributed as Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, in stainless steel and bag-in-box containers. In Brazil, Coca-Cola soft drinks are distributed in returnable and non-returnable glass, in PET bottles of various sizes, in aluminum cans and also as post-mix syrup. In Argentina, Edasa produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup.  Regarding Juices, they are distributed in non-returnable glass and PET bottles, returnable glass bottles, in bi-laminated sachettes, cardboard Tetra Pak containers and bag-in-box as concentrated juice that is mixed with water at the point of sale. Waters are distributed in returnable glass bottles and non-returnable PET bottles.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by packaging type, measured as a percentage of total sales volume:

Soft Drink Sales by Packaging Type

	Year Ended December 31,
	2009			2008			2007
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix

Returnable	62.2	13.9	50.1	61.0	14.3	48.8	61.0	13.7	48.3
Non-returnable	34.3	83.4	49.2	35.1	82.7	50.5	34.9	83.5	51.0
Post Mix	3.5	2.7	0.7	3.9	2.9	0.7	4.1	2.8	0.7
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Customers and Distribution

As of December 31, 2009, we sold our products to approximately 46,244 customers in Chile, 72,493 customers in Brazil, and 45,901 customers in Argentina. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by type of customer, measured as a percentage of total sales volume:

Soft Drink Sales by Type of Customer

	Year ended December 31,
	2009			2008			2007
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)

Mom & Pops	57.6	24.2	49.7	56.4	20.9	49.3	55.5	20.1	48.5
Supermarkets	21.0	29.1	16.3	21.0	27.8	15.7	21.6	28.2	15.3
On Premise	13.4	23.3	7.1	14.1	29.8	7.0	14.3	31.2	6.8
Wholesale distributors	8.0	23.4	26.9	8.5	21.5	28	8.6	20.5	29.4
Total	100	100	100	100	100	100	100	100	100

Chile. As of December 31, 2009, Andina’s sales force in Chile consisted of 202 salespeople (147 workers hired indefinitely and 55 hired on a fixed term basis) who call on most customers on average 1.8 times per week. For sales to major supermarkets, we employ 5 key account managers, 12 field supervisors and 535 promoters (479 full time and 56 part time) who are on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis. Our distribution system for our soft drink products consisted of a group of 18 exclusive distributors, which are independent businesses that collectively deploy approximately 350 trucks (30 of which are company property), depending on seasonal demand. The 18 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 62% of total soft drinks volume in 2009. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 44 days after invoices are issued. On average, accounts receivable from all clients are liquidated on a 22-day term.

Chilean Law 20,123 (regulates Subcontracting employment) beginning January 16, 2007. The most significant aspects are the following: (i) amendment on the responsibility that the main company formerly had with the workers of its contractors. The main company shared responsibility regarding labor and social security obligations that can affect contractors and subcontractors favoring the workers of the contractors and subcontractors, expressly including the corresponding legal indemnities pursuant to termination of the labor relation of the workers assigned to the services. Nevertheless, this responsibility could be supplementary if the main company exerts information and retention rights in accordance to the law; (ii)  an obligation is established for the main company in the sense of adopting necessary measures to effectively protect the life and health of all workers who perform duties for the company, at any of the company’s locations; (iii) creation of the concept “temporary services companies” (EST for its meaning in Spanish-Empresa de Servicios Transitorios) that are solely and exclusively dedicated to providing workers to third parties as temporary workers for other companies; as well as selection, qualification and formation of workers and other activities within the scope of human resources; and (iv) jurisdictional faculties are granted to la Direccion del Trabajo by which resolutions of this organism could be appealed before the respective Court of Appeals. During the 2009, Andina implemented different actions to assure a proactive fulfillment of the new law, among other actions, the Company incorporated a group of contractor workers, as company employees, updating service agreements and implementing a Labor Audit system with contractor companies. A Contractor Regulation was established along with an internal procedure for the hiring of contractors, which must be fulfilled permanently, and must include a process of pre-qualification and a compliance assessment.

Brazil. As of December 31, 2009, Andina Brazil’ sales force in Brazil consisted of an average of 367 salespeople, divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and bottles), (ii) sales to supermarkets (consisting of bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, water, juice, energy drinks and ready-to-drink tea) distributed by Andina Brazil. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (ii) trucks operated by independent transport companies on a non-exclusive basis. In 2009, 11% were distributed by exclusive distributors, and 89% by independent transport companies. Distribution of all of Andina Brazil’ beverages takes place from distribution centers and production facilities. High volume customers such as supermarkets are serviced exclusively from the distribution centers located at Andina Brazil’ production facilities. In 2009, approximately 12%

of Andina Brazil’ soft drink sales were paid for in cash at the time of delivery, 16% were paid by check to be cashed between one and ten days after delivery and 72% were paid between 10 and 45 days after delivery by invoice.

Argentina. As of December 31, 2009, our sales force in Argentina consisted of 403 employees, grouped in salespeople, merchandisers, and Contact Center personnel. In 2009, 73% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 27% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2009, approximately 80% of Edasa’s soft drink sales were paid for in cash and 20% were credit sales.

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

Brazil. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or Ambev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products.

Argentina. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. The greatest competitor is Ambev, the Latin American unit of the largest brewery group of the world (Inbev) that produces and commercializes Pepsi-Cola products. As far as B-brands, the most significant are: Talca, Pritty and Naranpol representing over 75% of the volume for B-brands. Productora Alimentaria S.A. is dedicated to the production, commercialization, and distribution of juices, soft drinks, appetizers and mass consumption products; and among others it also commercializes, the Naranpol brand with a strong market presence in the coast of Argentina. Pritty S.A., a company established in the city of Córdoba, is dedicated to the production and sale of beverages without alcohol; it commercializes Pritty, Doble Cola, Saldán, Switty, Rafting, Hook and Magna. O.E.S.A., a preceding Pepsi bottler in the province of Mendoza, produces and commercializes soft drinks and soda water under the brand Talca.

Based on reports by A.C. Nielsen, we estimate that in 2009, our average soft drink market share within our franchise territories reached 68.5%, 57.5%, and 53.0% for Chile, Brazil, and Argentina, respectively.

The following table presents the market share of our main competitors in Chile, Brazil and Argentina for the periods indicated:

Market Share

	Year ended December 31,
	2009			2008			2007
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)
Coca-Cola soft drinks	69	57	53	67	57	51	67	57	51
ECUSA soft drinks	20	—	—	21	—	—	20	—	—
Pepsi-Cola and 7 Up products	3	5	22	3	5	22	3	6	20
Pritty products	—	—	9	—	—	9	—	—	9
Antarctica products	—	10	—	—	10	—	—	10	—
Brahma products	—	2	—	—	1	—	—	1	—
Other	8	26	16	9	27	18	10	26	20
Total	100	100	100	100	100	100	100	100	100

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

Chile—Raw Materials. We purchase concentrate at prices established by TCCC. We mainly purchase sugar from Industria Azucarera Nacional S.A., IANSA, the only producer of sugar in Chile, although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis. We obtain carbon dioxide gas from AGA Chile S.A.

Andina’s affiliate Envases CMF, produces returnable PET bottles and non-returnable PET pre-forms which are blown at our San Joaquín plant. We purchase glass bottles principally from Cristalerías de Chile S.A. and Cristalerías Toro S.A.I.C.  Bottle caps are purchased from Closure Systems International, Alucaps Mexicana S.A. de C.V., Inyecal S.A. and other suppliers.

During 2009 74% of variable cost of sales for soft drinks produced by Andina corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate represents 61%; sugar and artificial sweeteners 24%; non-returnable bottles 10%; bottle caps 4% and carbon dioxide 1%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 24% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Brazil - Raw Materials. Andina Brazil purchases concentrate in the city of Manaus at prices established by TCCC. Manaus has been designated as a duty-free development zone by the Brazilian government. Andina Brazil purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda. It purchases carbon dioxide gas mainly from Companhia White Martins Gases S.A and Linde Gases Ltda.  PET pre-forms from Amcor Ltd., Braspla Ltda., and from Edasa’s Packaging Division.  Glass bottles are purchased from Owens-Illinois and metal bottle caps from Aro S.A. Plastic bottle caps are purchased from Closure Systems International and Rexam.  Andina Brazil purchases water from the municipality of Rio de Janeiro.

During 2009, 98% of variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 33%; sugar and artificial sweeteners 19.%; non-returnable bottles 23%; cans 17%, bottle caps 4% and carbon dioxide 2%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 2% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non returnable glass bottles.

Argentina - Raw Materials. Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sugar mainly from Ing. y Refinería San Martín de Tabacal S.A., Cía. Azucarera Concepción S.A., and Atanor S.C.A.;  fructose from Productos de Maíz S.A. and Glucovil S.A., and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. Edasa produces non-returnable and returnable PET bottles through its own packaging division, and glass bottles from Cattorini Hermanos S.A. ,Cristalerías de Chile S.A. and Cristalerías Toro de Chile, plastic caps from Alusud S.A. and Inyecal S.A.,  and metal caps from Metalgráfica Cearense S.A. and Aro S.A. in Brazil. Regarding water supply for the production of

(1)  For detailed information please visit our website www.embotelladoraandina.com soft drink, Edasa owns water wells and pays a fee to the Dirección Provincial de Aguas Sanitarias.  Edasa also buys stretch wrap from Manuli Packaging Argentina, Plastiandino S.A., Sanlufilm S.A., Atiles S.A., IPESA Ind. Plast. S.A. and Rio Chico S.A., and carton from Cartocor S.A. and Papeltécica S.A.

During 2009, 70% of variable cost of sales for soft drinks produced by Edasa corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of main raw materials is the following: concentrate 56%; sugar and artificial sweeteners 21%; non-returnable bottles 16%; bottle caps 4% and carbon dioxide 1%, and the remaining 2% correspond to packaging. Water does not represent a significant cost as raw material.  Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 2% of the total costs of sales of soft drinks and correspond to can formats, juices and some bottled water products.

PET Packaging - Raw Materials. The principal raw material required for production of PET bottles is PET resin, during 2009 this raw material was from DAK Américas de Argentina S.A. In 2009, the Edasa Packaging Division’s costs for PET resin accounted for 90.1% of the total variable cost of its sales of PET bottles and preforms.

Marketing

We and TCCC jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective Bottler Agreements. During 2009, we paid approximately 50% of the advertising and promotional expenses incurred by TCCC in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by TCCC . See “Item 4. Information on the Company —Bottler Agreements.”

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

Our consolidated total marketing and advertising expenditures in 2009 were Ch$28,114 million.

Retailer Incentive Programs

We have implemented incentive programs to provide retailers with coolers for the display and cooling of soft drink products and of point-of-sale display materials. We seek, in particular, to increase the distribution of coolers among retailers to magnify the visibility and consumption of our products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

Advertising

We advertise in all major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by TCCC ‘s local affiliates, with our input at the local or regional level.

2.  Other Beverages

Chile. In addition to Coca-Cola soft drinks, through Vital S.A., we produce and sell juices, other fruit flavored beverages, ready-to-drink tea and sports drinks, and through Vital Aguas S.A. we produce and sell mineral water and purified water. Juices are produced and sold under the brands Andina Frut (fruit juices), Andina Nectar (fruit nectars), Kapo (fantasy drink) Nestea (ready-to-drink tea), Fruitopia (concentrate beverage with fruit juice) and Powerade (isotonic).Vital (mineral water) in the following versions: with gas, without gas and Soft Gas; Dasani (purified water) in the following versions: with gas, without gas, and flavored; Benedictino (purified water) in the following versions:  with gas and without gas; and Aquarius (flavored water). Additionally, we distribute HUGO (dairy product with fruit juice).

Brazil. We distribute beer under the Kaiser, Bavaria, Heineken, Sol, Xingu and Dos Equis (XX) labels. We also distribute water under the labels Aquarius and Crystal and sell and distribute ready-to-drink juices under the labels Del Valle Frut, Del Valle Mais, Del Valle Kapo, milk and cocoa-based beverages under the Kapo Chocolate brand, energy drinks under the brand names Burn and Gladiator, isotonics under i9 brand name and Nestea ready-to-drink tea.

Argentina. We produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Dasani (purified water)and Aquarius (flavored water), as well as Powerade in the isotonic segment..

Waters and Juices in Chile

Sales. In 2009, net sales of waters and juices in Chile represented 6.5% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$47,480 million, reflecting additional revenue we received from Vital’s sales to third parties together with Andina’s operating margin realized from the sale and distribution of these products.

The following table sets forth for the periods indicated, Vital’s net sales and sales by volume of unit cases of waters and juices:

Waters and Juices Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2009		2008		2007
	(in millions of constant Ch$ as of December 31, 2009, and millions of UCs, as applicable)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Andina Frut and Andina Néctar	21,741	12.0	20,618	11.4	19,605	10.5
Kapo	4,685	3.3	4,577	3.4	4,234	3.2
Andina HI-C	—	—	—	—	35	—
Powerade	1,533	0.6	1,164	0.4	1,001	0.4
Nestea	411	0.3	371	0.3	335	0.1
Fruitopia	372	0.1	—	—	—	—
Dasani (purified water and flavored water)	827	0.8	1,415	0.9	2,425	1.3
Benedictino (purified water)	1,451	2.5	1,207	1.2	—	—
Vital (mineral water)	7,545	11.5	7,938	5.6	7,704	5.0
Total(2)	38,565	31.0	37,290	23.2	35,339	20.5

(1)Reflects the sale of Vital and Vital Aguas to bottlers of The Coca-Cola Company.

(2)Includes sales to related companies which are eliminated upon consolidation.

Marketing. Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by TCCC for all Vital and Vital Aguas’ products.

Customers and Distribution. Juices and waters throughout Chile are distributed by means of distribution agreements between us and two other Coca-Cola bottlers. In 2009, Andina distributed approximately 56% of Vital’s products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 44%. Each Coca-Cola bottler in Chile distributes Vital and Vital Aguas products in its respective franchise territory. Under Vital and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory and each agrees not to distribute competing products.

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

Competition. Vital Aguas’ principal competitor regarding water is CCU with the Cachantún brand.   Additionally there are low priced brands (B-brands) in the water segment in Chile.   Vital S.A.’s principal competitors regarding juices are, Watt’s-CCU, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche S.A., who is also a subsidiary of Watt’s S.A. During 2006, the largest Chilean brewery CCU acquires from Watts S.A. a 50% ownership interest of the juice brands in Chile, creating a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products to compete with our waters and juices business because we believe that these products are of lower quality and value.

Based on reports by A.C. Nielsen, we estimate that in 2009, our market share within our Chilean franchise territories reached 35.1% for juices, 33.0% for sports drinks, 14.3% for energy drinks, 49.8% for ready to drink tea flavored and fruit flavored beverages and 32.6% for water.

Raw material for Juices. The principal raw materials used by Vital S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 12.4%, fruit pulp and juices 12.4%, flavors, aromas and citric acid 17.4%, containers 26.2% and wrapping material 5.2%, all of which during 2009 accounted for 80.3% of total costs for sales of juice, including packaging.

Raw materials for Waters: The principal raw materials used by Vital Aguas S.A. in the production of mineral water and purified unflavored and purified flavored water and as a percentage of total raw material costs are: Non returnable PET packaging 43.4%, mineral water, flavor, aromas, sweeteners and citric acid 25.7%, packaging material 4.8%, caps 5.0% and carbonation 0.9%, all of which during 2009 accounted for 83.8% of total costs for sales of water, including packaging.

Beer, Juices and Waters in Brazil

Sales. In 2009, net sales of beer, juices, waters, tea based beverages, isotonics and energy drinks in Brazil were Ch$36,590 million, representing 4.9% of our consolidated net sales.

Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Kaiser by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”). In 2006, Femsa acquired from Molson the controlling ownership interest over Kaiser.   Andina Brazil buys beer from Femsa at a price determined by Femsa and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Femsa, Femsa shares between 50% and 100% of the cost of such discounts. In 2009, Andina Brazil’s net sales of beer were Ch$13,819 million, of which Bavaria brand beer accounted for 52.5%, Sol for 16.6%, Kaiser for 15.4%, Heineken for 13.0%, Xingu for 2.2%, and Dos Equis (XX)  for 0.3% of net sales.

Competition. In the beer sector, Andina Brazil’s main competitor is Ambev that during 2009 had a very dominant position in the Brazilian market.

The Distribution Agreements.  TCCC and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola System of beer produced and imported by Femsa. The agreements were signed May 30, 2003, and are renewable for a period of 20 years.

Andina Brazil is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except as may be mutually agreed in writing between Andina Brazil and Femsa.

Under the terms of the distribution agreement, Femsa assumes all responsibility for planning and managing advertising, marketing and promotional activities related to beer.  Andina Brazil, however, is free to undertake marketing or promotional activities with Femsa´s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro region.

Andina Brazil has agreed to devote at least 3% of its sales net of taxes of Femsa products to such promotional activities or events.

Andina Brazil is prohibited from assigning, transferring, or otherwise encumbering the Femsa distribution agreement or any interest therein for the benefit of third parties without prior written consent from Femsa. Femsa may terminate the Femsa distribution agreement immediately in the event that Andina Brazil (i) declares bankruptcy, is made a party to bankruptcy proceedings or is placed under judicial administration, (ii) is dissolved or liquidated or its assets are nationalized, expropriated, attached or intervened, (iii) undergoes a change of business or of control, (iv) ceases to be a franchisee of TCCC or (v) causes a material breach of the Femsa distribution agreement. In addition, Femsa may terminate the Femsa distribution agreement one year after delivery of notice that Andina Brazil is not complying with the terms thereof. Andina Brazil may terminate the Femsa distribution agreement in the event of a material breach thereof by Femsa.

3. PET Packaging

Overview and Background

We produce PET bottles in both returnable and non-returnable formats. As a returnable packaging material, PET has advantages compared to glass because it is lightweight, difficult to break, transparent and easily recyclable. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products, wine and personal hygiene products In 2009, the Edasa Packaging Division was one of the largest manufacturers of PET products in Argentina. In 2009 Andina Brazil purchased 90% of its PET preforms from Brasalpla, 10% from Amcor.

Sales. In 2009, the Edasa Packaging Division had net sales of Ch$18,811 million with sales to Edasa Soft Drinks Division amounting to Ch$10,038 million and to Rio de Janeiro Refrescos amounted to Ch$1,237 million. The Edasa Packaging Division also sold PET bottles to third parties accounting for approximately Ch$7,536 million.

Competition. We are suppliers of returnable and non returnable PET bottles for Coca-Cola bottlers in Argentina and Chile. According to the pre-existing agreements between TCCC and the other Coca-Cola bottlers within South America, we must obtain the consent and assistance of TCCC to expand our sales of returnable PET bottles to said bottlers.

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

4. Patents and Licenses

The Company has entered into Bottler Agreements with TCCC by which it has the license to produce and distribute Coca-Cola brand products within its operating franchise territories in Chile, Brazil and Argentina. The Company’s operations are highly dependent on maintaining and renewing the Bottler Agreements which provide for the production and distribution of Coca-Cola brand products.

Bottler Agreements

The Bottler Agreements are international standard contracts TCCC enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages.

Bottler Agreements are renewable upon request by the bottler and at the sole discretion of TCCC. We cannot assure you that the Bottler Agreements will be renewed upon their expiration, and even if they are renewed.

The Bottler Agreements provide that we will purchase our entire requirement of concentrates and beverage basis for Coca-Cola soft drinks and other Coca-Cola beverages from The Coca-Cola Company and other authorized suppliers. Although under the Bottler Agreements TCCC, in its sole discretion, may set the price of concentrates and beverage basis, among other terms, we set the price of products sold to retailers at our discretion, subject only to certain price restraints.

We are the sole producer of Coca-Cola soft drinks and other Coca-Cola beverages in our franchise territories. Although this right is not exclusive, TCCC has never authorized any other entity to produce or distribute Coca-Cola soft drinks or other Coca-Cola beverages in such territories, although we cannot assure you that in the future it will not do so. In the case of post-mix soft drinks, the Bottler Agreements explicitly establish such non-exclusive rights.

The Bottler Agreements include an acknowledgment by us that TCCC is the sole owner of the trademarks that identify the Coca-Cola soft drinks and other Coca-Cola beverages and of any secret formula used in concentrates.

All distribution must be in authorized containers. TCCC has the right to approve, at its sole discretion, any and all kinds of packages and containers for beverages, including their size, shape and any of their attributes. TCCC has the authority at its sole discretion to redesign or discontinue any package of any of the Coca-Cola products, subject to certain limitations, so long as Coca-Cola soft drinks and other Coca-Cola beverages are not all discontinued at the same time. We are prohibited from producing or handling any other beverage products, other than those of TCCC or other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of TCCC, or from acquiring or holding an interest in a party that engages in such activities. The Bottler Agreements also impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of TCCC and prohibit bottlers from distributing Coca-Cola soft drinks or other Coca-Cola beverages outside their designated territories.

The Bottler Agreements require us to maintain adequate production and distribution facilities; inventories of bottles, caps, boxes, cartons and other exterior packaging or materials; to undertake adequate quality control measures prescribed by TCCC; to develop, stimulate, and fully satisfy the demand for Coca-Cola soft drinks and other Coca-Cola beverages and to use all approved means, and spend such funds on advertising and other forms of marketing, as may be reasonably required to meet that objective; and to maintain such sound financial capacity as may be reasonably necessary to assure performance by us and our affiliates of our obligations to TCCC. All Bottler Agreements require us annually to submit our business plans for such franchise territories to TCCC, including without limitation, marketing, management and promotional and advertising plans for the following year.

TCCC has no obligation to contribute to our expenditures derived from advertising and marketing, but it may, at its discretion, contribute to such expenditures and undertake independent advertising and marketing activities, as well as cooperative advertising and sales promotion that would require our cooperation and support. In each of the franchise territories, TCCC has been contributing approximately 50% of advertising and marketing expenses, but no assurances can be given that equivalent contributions will be made in the future.

Each bottler is prohibited from, directly or indirectly, assigning, transferring or pledging its Bottler Agreement, or any interest therein, whether voluntarily, involuntarily or by operation of law, without the consent of TCCC, and each Bottler Agreement is subject to termination by TCCC in the event of default by us. Moreover, the bottler may not undergo a material change of ownership or control without the consent of TCCC.

TCCC may terminate a Bottler Agreement immediately, by written notice to the bottler, in the event that, inter alia, (i) the bottler suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated, dissolved, changes its legal structure, or pledges or mortgages its assets; (ii) the bottler does not comply with instructions and standards established by TCCC relating to the production of its authorized soft drink products; (iii) the bottler ceases to be controlled by its controlling shareholders; or (iv) the terms of the Bottler Agreement come to violate applicable law.

Either party to any Bottler Agreement may, with 60 days’ notice thereof to the other party, terminate the Bottler Agreement in the event of non-compliance by the other party with the terms thereof so long as the party in non-compliance has not remedied such non-compliance during this period. In addition, if a bottler does not wish to pay the required price for concentrate for any Coca-Cola products, it must notify TCCC within 30 days of receipt of The Coca-Cola Company’s new prices. In the case of any Coca-Cola soft drink or other Coca-Cola beverages other than Coca-Cola concentrate, the franchise regarding such product shall be deemed automatically canceled three months after TCCC ‘s receipt of the bottler’s notice of refusal. In the case of Coca-Cola concentrate, the Bottler Agreements shall be deemed terminated three months after TCCC´s receipt of the bottler’s notice of refusal. TCCC may also terminate the Bottler Agreements if the bottler or any individual or legal entity that controls, owns a majority share in or directly or indirectly influences the management of the bottler, engages in the production of any non-Coca-Cola beverage, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the bottler shall be given six months to remedy such situation.

Chile Bottler Agreements:  (i)the Bottler Agreement entered into between Andina and TCCC celebrated on January 1, 2008 for a 5-year term until December 31, 2012; (ii) on December 22, 2005, Vital S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized Vital S.A. to produce, prepare and bottle in packaging previously approved by TCCC the following brands: Andina Frut Andina Nectar, Kapo, Nestea, Fruitopia and Powerade.  The Agreement will expire on December 31, 2015, and sets forth that Andina, and the other two Chilean Coca-Cola bottlers, Embonor and Polar, have the right to purchase products from Vital S.A. as well as produce, package, and sell these products at their respective production facilities; (iii) on December 22, 2005, Vital Aguas S.A. and TCCC entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue, Benedictino, Dasani and Aquarius.

Brazil-Bottler Agreement: the Bottler Agreement between Andina Brazil and TCCC will expire on October 4, 2013.

Argentina —Bottler Agreement: (i) the Bottler Agreement, between Edasa and TCCCwhich will expire in February of 2012; and (ii) with respect to the Argentine territory the Juice and Water Bottler Agreement is currently being negotiated.

PET Agreements

On June 29, 2001, we and Cristalerías de Chile S.A. signed a series of contracts forming a joint venture for the development of a PET production facility in Chile through the formation of Envases CMF S.A. We contributed the assets necessary to further the development of the joint venture. Our subsidiary Andina Inversiones Societarias S.A. holds a 50% stake in the joint venture while Cristalerías de Chile S.A. retains the other 50% interest.

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

Chile. There are no special licenses or permits required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from (and their activities are subject to supervision by) the Chilean Environmental Protection Services (Servicio Sanitario Metropolitano del Ambiente), which inspects production facilities and takes liquid samples for analysis on a regular basis. Our permit from the Chilean Environmental Protection Authority was obtained on January 8, 1992 and is in effect indefinitely. In addition, production and distribution of mineral water is subject to special regulations such that mineral water may be drawn only from sources designated for such purpose by presidential decree. Certification of compliance with such decree is provided by the National Health Service, the Undersecretary’s Office of the Ministry of Health (Servicio de Salud Metropolitano del Ambiente). Our mineral water production facilities have received the required certification.

Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health, which oversees diet products.. Our permits from said Ministries are valid and in force for a term of ten years for each product we produce. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits in the past nor do we expect to experience any difficulties in the future. The Ministries do not regularly inspect facilities but they do send inspectors to investigate any complaints it receives.

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

Environmental Matters

It is our policy to conduct environmentally sound operations on a basis consistent with applicable laws and with criteria established by TCCC. Although regulation of matters relating to the protection of the environment is not as well-developed in the franchise territories as in the United States and other industrialized countries, we expect that additional laws and regulations may be enacted in the future with respect to environmental matters that may impose additional restrictions on us which could materially or adversely affect our results of operations in the future. There are no material legal or administrative proceedings pending against us in any of the franchise territories with respect to environmental matters, and we believe that, to the best of our knowledge, we are in compliance in all material respects with all environmental regulations applicable to us.

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

Law 19,300, passed in March 1994, addresses general environmental concerns that may be applicable to our activities and which, if applicable, would require us to hire independent experts to conduct environmental impact studies or declarations of any future projects or activities that could be impacted by the regulations of Law 19,300. This Law creates the National Commission on the Environment, which is supported by regional commissions to supervise environmental impact studies and declarations for all new projects, to enforce the regulations of Law 19,300 and to grant discretionary power to regulators. There can be no assurance that future legislative regulatory developments will not impose further restrictions that would be material to our operations in Chile. We believe that, to the best of our knowledge we are in compliance with all material aspects of the Chilean environmental regulations.

In 2006 TCCC issued its audit regarding Certifications of Quality, Security and Environment Systems known as PHASE 3, and we have become the first production facility in Chile to receive this certification with the maximum qualifications.

During 2005, our production facility in Chile, became the first plant in Latin America to achieve the four Quality System Certifications, Food Safety and Quality Management System (HACCP-Hazard Analysis and Critical Control Point), Environment (ISO 14001:2004), Security and Occupational Health (OHSAS 18001:1999) and Quality (ISO 9001:2000). In September of 2007, these certifications were extended for another 3 years.

The distribution centers also count with the following certifications:  Food Safety and Quality Management System (HACCP) since 2007 and Security and Occupational Health OHSAS 18001:2008) since June 2009, both valid for a period of 3 years.

In 2003, the production facilities of Rengo and Vital were certified under the Codex Alimentarius and the Chilean regulation 2861:2004 for their production processes. These certifications were renewed in 2006. As of December 31, 2009 these production facilities held the following certifications: (i) Food Safety and Quality Management (HACCP); (ii) Quality

Management (ISO 9001); (iii) Environment Management (ISO 14001); and (iv) Security and Occupational Health (ISO 18000).

Brazil. Our Brazilian operations are subject to several environmental laws, none of which currently impose substantial restrictions on us. The Brazilian Constitution establishes the broad guidelines for the new treatment of environmental concerns, dedicating an entire chapter (Chapter VI, Article 225) to the protection of the environment, along with several other articles related to the environmental law and urban law. Environmental issues are regulated at the federal, state and municipal levels.  The Brazilian Constitution empowers the public authorities to develop regulations designed to preserve and restore the environment and to control industrial processes that affect human life. Violations of these regulations are subject to criminal, civil and administrative penalties.

In addition, Law No. 6,938 of 1981, known as the Brazilian Environmental Policy, introduced an entirely different environmental regime by which no environmental damage is exempt from coverage. The legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9,605 of 1998 or the Environmental Crimes Act.

Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministério do Meio Ambiente (Brazilian Ministry of Environment) and the Conselho Nacional do Meio-Ambiente or CONAMA dictate environmental policy, including, without limitation, initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or IBAMA enforces environmental regulations set by CONAMA. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect us. Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente or FEEMA, the principal environmental authority in Rio de Janeiro and the Instituto Estadual de Medio Ambiente e Recursos Hídricos or IEMA, the principal environmental authority in Espírito Santo. FEEMA and IEMA periodically inspect industrial sites and test liquid waste for contamination. We believe to the best of our knowledge that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material adverse effect on our results or operations.

Argentina. The Argentine Constitution, as amended in 1994, allows any individual who believes a third party may be damaging the environment to initiate an action against it. No such action has ever been instituted against us, but we cannot assure you that an action will not be brought in the future. Though provincial governments have primary regulatory authority over environmental matters, municipal and federal authorities are also competent to enact decrees and laws on environmental issues. Thus, municipalities are competent on local environmental matters, such as waste management, while the federal government regulates inter-province environmental issues, such as transport of hazardous waste or environmental matters covered by international treaties.

In 2002, the National Congress approved federal Law No. 25,612, Gestión Integral de Residuos Industriales y de Actividades de Servicios (Integral Management of Industrial Residues and Service Activities) and Law No. 25,675, Ley General del Ambiente (General Environmental Law) establishing minimum guidelines for the protection of the sustainable environmental management and the protection of biodiversity, applicable throughout Argentina. The law establishes the purposes, principles and instruments of the national environmental policy, the concept of “minimum guidelines,” the judicial competence and the rules governing environmental education and information, citizens’ participation and self-management, among other provisions.

Provincial governments within the Argentine territory have enacted laws establishing a framework for the preservation of the environment.  Provincial laws that are applicable to industrial facilities at EDASA, among others are Law No. 7,343 of the Province of Córdoba, and Law No. 11,459 of the Province of Buenos Aires. These laws contain principles on environmental policy and management, as well as rules on environmental impact assessment. They also give certain agencies competence in environmental issues.

Almost all provinces as well as many municipalities have established rules regarding the use of water, the sewage system and the disposal of liquids into underground flows of water or rivers. There are currently no claims pending against us on this matter. The violation of these rules usually results in fines.

During October of 2009, the National Award for Quality Foundation that promotes excellence in the development of processes and products in that country, granted us the 2009 National Award for Quality, which was handed by the president of Argentina, Cristina Fernandez de Kirchner.

C.                     Organizational Structure

The following table presents information relating to the main activity of our subsidiaries and our ownership interest in them as of December 31, 2009.

Subsidiary	Activity	Country of Incorporation	Percentage Ownership

Embotelladora Andina Chile S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.90

Vital S.A.	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	99.99

Vital Aguas S.A.	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	56.50

Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99

Transportes Andina Refrescos Ltda.	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99

Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00

Envases Central S.A.	Manufacture and packaging of all kinds of beverages, and commercialize all kinds of packaging.	Chile	49.91

Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.90

Andina Bottling Investments Dos S.A.	Carryout exclusively foreign permanent investments or lease all kinds of real estate.	Chile	99.90

Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99

Rio de Janeiro Refrescos Ltda.	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99

Mais Indústria de Alimentos S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	6.16

Sucos del Valle do Brasil Ltda.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	6.16

Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32

Embotelladora del Atlántico S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98

Abisa Corp.	Invest in financial instruments.	British Virgin Islands	99.99

The following chart presents in summary form the Company’s direct and indirect ownership participations in subsidiaries and affiliates:

Embotelladora Andina S.A.
99.90%
Andina Bottling Investments S.A.
99.90%
Embotelladora Andina Chile S.A.
99.90%
Transportes Andina Refrescos Ltda.
99.99%
Andina Inversiones Societarias S.A.
99.90%
Servicios Multivending Ltda.
56.50%
Vital Aguas S.A.
49.91%
Envases Central S.A.
0.10%
0.10%
0.10%
0.10%
0.10%
99.90%
Andina Bottling Investments Dos S.A.
0.01%
Embotelladora del Atlántico S.A.
99.90%
Vital S.A.
50.00%
Envases CMF S.A.
Abisa Corp.
99.99%
99.97%
0.10%
99.99%
Rio de Janeiro Refrescos Ltda.
6.16%
Sucos del Valle do Brasil Ltda.
6.16%
Mais Indústria de Alimentos S.A.
11.32%
Kaik Participações

D.            Property, Plants and Equipment

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties, and facilities in each of the franchise territories:

		Surface
Properties and Facilities	Main Use	(Square Meters)

Chile
Embotelladora Andina S.A.
Metropolitan Region	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	494,386
Rancagua	Warehouses	25,920
San Antonio	Warehouses	19,809

Vital S.A.
Metropolitan Region	Offices / Production of Juices	40,000

Vital Aguas S.A.
Rengo	Production of Waters	12,375

Envases CMF S.A.
Metropolitan Region	Offices / Production of PET bottles and preforms	74,001

Envases Central S.A.
Metropolitan Region	Offices / Production of Soft Drinks	51,906

Brazil
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	248,375
Itambi	Warehouses	131,420
Vitória	Offices / Production of Soft Drinks / Warehouses	93,320
Nova Iguaçu	Warehouses	79,958
Bangu	Warehouses	44,614
Campos	Warehouses	24,200
Cachoeira do Itapemirim	Warehouses	8,000
Cabo Frio	Warehouses	1,985

Argentina
Embotelladora del Atlántico S.A.
Córdoba	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	923,360
Santo Tomé	Offices / Warehouses	89,774
San Juan	Offices / Warehouses	48,036
Mendoza	Offices / Warehouses	41,579
Rosario	Offices / Warehouses	28,070
Río IV	Offices / Warehouses	7,482
San Luis	Offices / Warehouses	6,069
Buenos Aires	Production of PET bottles and preforms	27,043

We have full ownership of our properties and they are not subject to material encumbrances.

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2009			2008
	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)

Coca-Cola soft drinks (millions of UCs):
Chile	157	75	86	157	71	82
Brazil	222	77	100	209	80	94
Argentina	141	86	97	141	85	95
Other beverages (millions of UCs)
Chile	49	64	83	49	65	77
Argentina	2	21	31	—	—	—
PET packaging (millions of bottles)	639	91	100	639	94	100

Total installed annual production capacity assumes production of the mix of products and containers produced in 2009.

In 2009, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity; we also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations.  At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2009, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 571 million unit cases. Our primary facilities include:

•                          through Embotelladora Andina, in the Chilean territory,  one soft drink production facility with eight production lines with total installed annual capacity of 157 million unit cases (27.5% of our total installed annual capacity);

•                          through Vital S.A. in the Chilean territory, one fruit juice production facility, with six production lines, with total installed annual capacity of 21 million unit cases (3.7% of our total installed annual capacity);

•                          through Vital Aguas S.A. in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 28 million unit cases (4.8% of our total installed annual capacity);

•                          through Rio de Janeiro Refrescos in the Brazilian territory, two soft drink production facilities with eleven production lines with total installed annual capacity of 222 million unit cases (38.9% of our total installed annual capacity); and

•                          through Embotelladora del Atlántico in the Argentine territory, one soft drink production facility with seven production lines with a total installed annual capacity of 141 million unit cases (24.7% of our total installed annual capacity); and one production facility for bottles and preforms that covers the needs of the Coca-Cola system in that country and one facility for the production of juices with one production line that covers the needs of our franchise with a total installed annual capacity of 2.4 million unit cases (0.4% of our total installed annual capacity)

ITEM 4A.                     UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not Applicable.

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

Income reported on a U.S. GAAP basis differs from that reported in accordance with Chilean GAAP principally due to differences in property, plant and equipment, accounting for deferred income taxes, acquisition through the issuance of shares, difference in accounting for investments in related companies and different goodwill amounts, difference in accounting for translation adjustment of foreign investments, difference in joint venture accounting, and differences in amortization periods for goodwill. The effect of inflation accounting under Chilean GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 30 of the notes to the Consolidated Financial Statements.

Factors Affecting Comparability

During 2009, there were no changes in the application of Chilean GAAP as compared to the previous year that could materially affect the comparability of the financial statements.

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

Allowance for doubtful accounts

We evaluate the collectability of our trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, our recent loss history and an overall assessment of past due trade accounts receivable outstanding. As of December 31, 2009, our accounts receivable balance was Ch$78,869 million, net of allowances for doubtful accounts of

Ch$1,689 million. Historically, on a consolidated basis, doubtful accounts have averaged less than 1% of consolidated net sales.

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

Goodwill and other intangible assets

Goodwill and other intangible assets are recorded at cost plus price-level restatements and are amortized, principally on a straight-line basis, over the estimated future periods benefited (not exceeding 20 years). Intangible assets consist primarily of bottling and distribution rights in specific territories. Goodwill and other intangible assets are periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business or assets to which they relate may not be recoverable. As such events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices, marketing expenses and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate. In 2001, we adopted the provisions of ASC 350 “Goodwill and Other Intangible Assets,” for the purposes of U.S. GAAP reporting. We performed the impairment tests of our goodwill and concluded that no impairment charge was necessary.

Liability for deposits for bottles and cases

We have a liability for deposits received for bottles and cases provided to our customers and distributors. The liability represents the deposit value that we may be required to remit upon receipt from the customer or distributor of the bottles and cases, in good condition, along with the original invoice. The liability is not subject to price level restatements as per current agreements with customers and distributors. We estimate the liability for deposits based on an periodic inventory of bottles sold to customers and distributors, estimates of bottles in circulation and a weighted average historical deposit value per bottle or case. Additionally, because the amount of bottles and cases has generally increased over time, the liability is presented as a long-term liability. Significant management judgment is involved in estimating the number of bottles in circulation, the deposit value that could be subject to redemption and the timing of disbursements related to this liability.

A.            Operating Results

Summary of Operations

The following table sets forth, for the periods indicated, the net sales and operating income for the Company’s operations in Chile, Brazil and Argentina, respectively, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2009, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2009		2008		2007
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Chile	272,344	36.6%	269,153	32.5%	260,302	38.4%
Brazil	311,901	42.0	362,205	43.7	287,266	42.4
Argentina	160,108	21.5	200,042	24.2	133,286	19.7
Inter-country eliminations(1)	(1,237)	(0.2)	(3,587)	(0.4)	(3,447)	(0.5)
Total	743,116	100%	827,813	100%	677,407	100%
Operating income:
Chile	55,570	42.7%	56,605	41.8%	60,760	49.4%
Brazil	56,988	43.8	60,030	44.3	51,086	41.6
Argentina	21,437	16.5	21,644	16.0	13,856	11.3
Corporate expenses(2)	(3,934)	(3.0)	(2,792)	(2.1)	(2,821)	(2.3)
Total	130,061	100%	135,487	100%	122,881	100%

(1)                     Eliminations represent intercompany sales.

(2)                     Corresponds to corporate expenses that are not distributable in the operations.

The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2009, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2009			2008
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Soft drinks	646,899	87,1%	725,115	87.6%	595,069	87,8%
Other beverages(1)	89,031	12,0	93,206	11.3	75,556	11,2
Packaging	7,186	0,9	9,492	1.1	6,782	1,0
Total	743,116	100%	827,813	100%	677,407	100%
Operating income:
Soft drinks	117,841	90,6%	124,684	92.0%	113,844	92,6%
Other beverages(1)	9,120	7,0	8,383	6.2	7,209	5,9
Packaging	3,100	2,4	2,420	1.8	1,828	1,5
Total	130,061	100%	135,487	100%	122,881	100%

(1)                Includes, in Chile, waters and juices; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored waters and juices.

The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in millions of Chilean pesos with purchasing power as of December 31, 2009:

	Year ended December 31,
	2009		2008		2007
	MCh$	%	MCh$	%	MCh$	%
Net sales	743,116	100%	827,813	100%	677,407	100%
Cost of sales	(413,356)	(55,6)	(459,825)	(55.5)	(373,927)	(55.2)
Gross profit	329,760	44,4	367,988	44.5	303,480	44.8
Administrative and selling expenses	(199,699)	(26,9)	(232,501)	(28.1)	(180,599)	(26.7)
Operating income	130,061	17,5	135,487	16.4	122,881	18.1
Non-operating income (expenses), net	(10,775)	(1,5)	(18,180)	(2.2)	(7,425)	(1.1)
Income taxes, minority interest (net)	(32,368)	(4.4)	(24,652)	(3.0)	(28,635)	(4.2)
Net income	86,918	11.7	92,655	11.2%	86,821	12.8%

Results of Operations for the Years Ended December 31, 2009 and 2008

	Chile		Brazil		Argentina		Total(1)
	2009	2008	2009	2008	2009	2008	2009	2008
	(in millions of Ch$)
Net sales	272,344	269,153	311,901	362,205	160,108	200,042	743,116	827,813
Cost of sales	(155,270)	(152,158)	(170,241)	(192,892)	(89,082)	(118,362)	(413,356)	(459,825)
Gross profit	117,074	116,995	141,660	169,313	71,026	81,680	329,760	367,988
Administrative and selling expenses(2)	(61,504)	(60,390)	(84,672)	(109,283)	(49,589)	(60,036)	(195,765)	(229,709)
Corporate expenses							(3,934)	(2,792)
Operating income	55,570	56,605	56,988	60,030	21,437	21,644	130,061	135,487

(1)               Total does not equal the sum of all the franchise territories due to inter-country eliminations.

(2)               The majority of corporate expenses were distributed in the operations.

Net Sales

Consolidated Sales Volume amounted to 458.6 million unit cases in 2009, an increase of 2.6%. Soft Drinks grew 2.0%, while the other categories of, Juices, Waters, and Beer together increased by 9.5%. Particularly, the Juices segment recorded a significant 12.6% increase. Net Sales amounted to Ch$743,116 million, a 10.2% decrease mainly explained by the effect upon translation of figures from Brazil and Argentina, more than offsetting the consolidated increase in volumes and increased prices in the three countries. Net sales of Coca-Cola soft drinks represented 87.1% of total Consolidated Net Sales.

In Chile, Sales Volume amounted to 152.4 million unit cases a 1.1% growth. This growth was a result of increased soft drink volumes (+0.4%) as well as an increase in the Juices and Waters segment (+4.9%). Net Sales amounted to Ch$272,344 million, a 1.2% improvement, driven by higher volumes and prices. In year 2009, our average volume market share in the soft drink market in Chile increased to 68.6% reflecting that we maintain a strong competitive position. Our average value market share was 71.7% during 2009 compared to 71.0% in 2008.

Soft drink net sales in Chile amounted to Ch$224,864 million during 2009, representing a 2.2% increase regarding the previous year, principally explained by a 0.4% increase of volumes and by an increase of the average income per unit case . Net sales of fruit juices and waters in Chile was Ch$47,480 million in 2009, showing an increase of 8.0% from 2008. This growth was led by a 4.9% increase of sales volume of these segments and the average income per unit case.

In Brazil, Sales Volume amounted to 185.3 million unit cases, a 6.4% increase driven by Soft drinks (+6.2%) and the Juices, Waters and Beer segment (+10.8%). Net Sales reached Ch$311,901 million (-13.9%) due to the effect upon translation of figures in addition to higher volumes and price adjustments above local inflation. The Brazilian real devalued 9% on average. With respect to the end of period closing exchange rate of the Chilean peso it devalued 27%, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results. In year 2009, our average volume market share in the soft drink market in Brazil increased to 57.5% reflecting that we maintain a strong competitive position. Our average value market share was 67.6% during 2009 compared to 66.9% in 2008.

Soft drink net sales in Brazil amounted to Ch$275,311 million during 2009, representing a 14.5% decrease regarding the previous year, principally explained by the effect upon translation of figures which more than offset increased volumes and price adjustments made in this segment.  On the other hand, the Company’s beer, waters and juices operations in Brazil generated net sales in 2009 of Ch$36,590 million, representing a 9.3% decrease from 2008.

In Argentina, Sales Volume for the Full Year ended December 31, 2009 reached 120.9 million unit cases, a decrease of 0.9%. mainly explained by a moderate private consumption observed in the Argentine economy in all sectors.  Net Sales reached Ch$160,108 million (-20.0%). This decrease is mainly explained by the effect upon translation of figures which more than offset price adjustments above local inflation of our costs. The Argentine peso devalued 18% on average with respect to the U.S. Dollar; and 32% with respect to the end of period closing exchange rate of the Chilean peso resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results. In year 2009, our average volume market share in the soft drink market in Argentina increased to 53.0% reflecting that we maintain a strong competitive position. Our average value market share was 61.2% during 2009 compared to 60.1% in 2008.

Soft drink net sales in Argentina amounted to Ch$146,724 million during 2009, representing a 20.0% decrease regarding the previous year, principally explained by the effect upon translation of figures which more than offset increased volumes in this segment. Net sales of PET packaging and juices in Argentina were Ch$13,384 million in 2009, representing a decrease of 20.1% compared to 2008 resutling from the same reasons given for the decrease in soft drinks net sales.

Cost of Sales

Cost of sales were Ch$413,356 million in 2009, representing 55.6% of net sales, compared to Ch$459,825 million, or 55.5% of net sales in 2008. The increase in cost of sales as a percentage of net sales in 2009 was principally due to (i) significant increases in the cost of sugar for Chile and Brazil; (ii) depreciation of the Argentine peso, affecting our U.S.-dollar denominated costs; (iii) increased concentrate costs in the three countries resulting from higher prices and in Chile due to the incidence factor; and (iv) increased labor costs in Argentina.  All of which was almost completely offset by lower PET resin prices in the three countries and the appreciation of the currencies in Chile and Brazil, which resulted in a positive impact of U.S.-dollar denominated costs.

In Chile, Cost of Sales per unit case increased 4.3% due to the significant increase in the price of sugar and the average devaluation of the Chilean peso during the period (from Ch$522.5 average en 2008 to Ch$559.5 average in 2009). All of which was partially offset by lower PET resin prices. In Brazil, Cost of Sales per unit case increased 14.1% mainly explained by: (i) the significant increase in the price of sugar, (ii) increased concentrate prices (given price adjustments), and (iii) the effect upon translation of figures.  All of which was partially offset by lower PET resin prices and the average revaluation of the Brazilian real during the quarter. In Argentina, Cost of Sales per unit case decreased 24.0%, mainly explained by the effect upon translation of figures and lower sugar and PET resin prices; all of which was partially offset by: (i) increased concentrate costs (due to higher prices), (ii) increased labor costs, and (iii) the effect of U.S. dollar denominated raw materials due to the devaluation of the Argentine peso during the period.

For the Company’s Chilean operations, the percentage representing cost of sales regarding net sales was 57.0% for the year 2009 and 56.5% for the year 2008. For the Company’s Brazilean operations, Cost of Sales represented 54.6% for 2009 and 53.3% of net sales for 2008. For the Company’s Argentine Operations, cost of sales represented 55.6% during 2009 and 59.2% of net sales in 2008.

Gross Profit

Due to the aforementioned, gross profit in 2009 decreased by 10.4%, reaching Ch$329,760 million, or 44.4% of net sales, compared to Ch$367,988 million, or 44.5% of net sales in 2008.

Administrative and Selling Expenses

Selling and administrative expenses amounted to Ch$199,699 million in 2009, this represented 26.9% of net sales for 2009 and a 14.1% decrease with respect to the Ch$232,501 million in 2008, that represented 28.1% of net sales for that year. SG&A decreased by the effect upon translation of figures of our operations in Brazil and Argentina, and the adjustment of freight fees in Chile.

As a percentage of net sales, the Company’s Chilean operations recorded selling and administrative expenses of 22.6% in 2009 compared with 22.4% in 2008. Selling and administrative expenses in our Brazilian operations were 27.1% in 2009 compared with 30.2% in 2008 and the selling and administrative expenses in our Argentine operations were 31.0% in 2009 compared with 30.0% in 2008.

Operating Income

As a consequence of the aforementioned, operating income increased 4.0% in 2009, amounting to Ch$130,061 million, or 17.5% of net sales, compared to Ch$135,487 million, or 16.4% of net sales in 2008.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2009	2008
	MCh$	MCh$
Financial income	$5,419	$11,611
Share of income from affiliated companies	1,853	1,836
Other non-operating income	9,594	6,204
Amortization of goodwill	(6,094)	(7,437)
Financial expenses	(7,897)	(26,942)
Other non-operating expenses	(5,332)	(16,054)
Price-level restatement and exchange gain (loss)	(8,318)	12,602

Non-operating income (expense), net	$(10,775)	$(18,180)

Non-Operating Results totaled a loss of (Ch$10,755) million, which compares positively to a higher loss of (Ch$18,180) million recorded during 2008. This decreased loss in the non-operating result line is best explained by: (i) Financial Expense/Income (Net):  Impacted by a positive variation resulting from losses in financial hedging agreements that took place during 2008. This was offset by the exchange rate difference; and (ii) Other Non-Operating Income/Expenses: Resulted in a lower loss compared to the previous period explained by reversals against earnings from the conversion adjustment reserve realized during 2008, because of dividends received from foreign subsidiaries and other one-off effects.

Income Taxes

Income taxes in 2009 increased 31.2% to Ch$32,366 million compared to Ch$24,667 million in 2008. The increase is principally explained by: Deferred tax income resulting from higher future income tax due to the restatement of liabilities in US Dollars in Brazil.  The negative effect results from positive higher exchange rate differences charged to future income tax as a result of the appreciation of the Brazilian real during 2009.

Net Income

As a result of the aforementioned, net income in 2009 was Ch$86,918 million, representing 11.7% of net sales and a decrease of 6.2% compared to net income of Ch$92,655 million in 2008.

Results of Operations for the Years Ended December 31, 2008 and 2007

The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in millions of Chilean pesos with purchasing power as of December 31, 2009:

	Chile		Brazil		Argentina		Total(1)
	2008	2007	2008	2007	2008	2007	2008	2007
	(in millions of Ch$)
Net sales	269,153	260,302	362,205	287,266	200,042	133,287	827,813	677,407
Cost of sales	(152,158)	(144,738)	(192,892)	(151,841)	(118,362)	(80,796)	(459,825)	(373,927)
Gross profit	116,995	115,564	169,313	135,425	81,680	52,491	367,988	303,480
Administrative and selling expenses(2)	(60,390)	(54,804)	(109,283)	(84,340)	(60,036)	(38,634)	(229,709)	(177,778)
Corporate expenses							(2,792)	(2,821)
Operating income	56,605	60,760	60,030	51,085	21,644	13,857	135,487	122,881

(1)               The total does not equal the sum of all the franchise territories due to inter-country eliminations.

(2)               The majority of corporate expenses were distributed in the operations.

Net Sales

Our consolidated net sales in 2008 were Ch$827,813 million, representing a 22.2% improvement over the Ch$677,407 million recorded in 2007. Resulting from higher volumes, price adjustments in the three countries where we operate and in the case of Brazil and Argentina, a favorable exchange rate upon translation of figures. Consolidated Sales Volume amounted to 454.5 million unit cases, reflecting a 3.0% growth. Soft Drinks increased 2.2%, while the other categories of, Juices, Waters and Beer together increased by 11.4%, driven by several launchings during the year. Net sales of Coca-Cola soft drinks represented 87.6% of total Consolidated Net Sales, reflecting a decrease compared to the year 2007.

In Chile, total net sales amounted to Ch$269,153 million in 2008, which shows a 3.4% increase when comparing to 2007,  as a result of higher volumes and offset by a 1.3% decrease in real terms of the average income per unit case (prices increased less than the inflation recorded for the period.  Sales Volume amounted to 158.5 million unit cases, a 4.8% growth compared to the Full Year ended December 31, 2007.  This growth was a result of increased soft drink volumes (+3.0.%) as well as an increase in the Juices and Waters segment (+13.0%).   In addition to the volume contributed by the water brand Benedictino, launched in February, and by the energy drink BURN, launched in May, the Company also launched, Fanta Zero, seeking to modernize the brand, Nestea Green Tea, Fanta Limón and Dasani Anti-Ox during the last quarter.  In year 2008, our average volume market share in the soft drink market in Chile remained stable at 67.4 reflecting that we maintain a strong competitive position. Our average value market share was 71% during 2008 compared to 70.6% in 2007.

Soft drink net sales in Chile amounted to Ch$219,959 million during 2008, representing a 1.9% increase regarding the previous year, principally explained by a 3.0% increase of volumes and offset by the decrease of the average income per unit case . Net sales of fruit juices and waters in Chile was Ch$49,194 million in 2008, showing an increase of 10.5% from 2007. This growth was led by a 13.0% increase of sales volume of these segments.

In Brazil, net sales in 2008 reached Ch$362,205 million, 26.1% higher than in 2007. This increase is principally explained by the price adjustments and a favorable exchange rate upon translation of figures. The increase of soft drink net sales per unit case was 26.6%. The 6.5% average appreciation of the Brazilian real had a positive impact upon the translation of figures, which was partially offset by the 0.4% appreciation of the Chilean peso end of period exchange rate. Net sale of Coca-Cola soft drinks in Brazil were Ch$321,856 million, representing a 24.6% increase compared to 2007.  Sales Volume amounted to 174.0 million unit cases, remaining stable compared to 2007, strongly affected by the contraction in consumer demand and heavier rain in the territories within our franchise than those recorded during 2007.

On the other hand, the Company’s beer, waters and juices operations in Brazil generated net sales in 2008 of Ch$40,349 million, representing a 39.4% increase from 2007.

In Argentina, net sales in 2008 were Ch$200,042 million, representing a 50.1% increase from 2007. This increase is principally explained by higher sales volume of 5.8% and price adjustments during the period, and by the effect upon translation of figures. Sales volume of Coca-Cola soft drinks in 2008 grew 5.8% from 2007, amounting to 120.2 million unit cases of soft drinks sold, driven by the increase in salaries and private consumption observed during the period along with launchings of Cepita Light and Cepita 100% Jugo de Naranja that took place during August of 2008.

Net sales of PET packaging in Argentina were Ch$13,077 million in 2008, representing an increase of 27.8% compared to 2007.

Cost of Sales

Cost of sales were Ch$459,825 million in 2008, representing 55.5% of net sales, compared to Ch$373,927 million, or 55.2% of net sales in 2007. The increase in cost of sales as a percentage of net sales in 2008 was principally due to (i) increased concentrate costs in the Brazilian and Argentine franchises resulting from higher prices and in Chile due to the incidence factor; (ii) increased labor costs in Chile and Argentina; and (iii) increased depreciation in the three franchises.  All of which was partially offset by a lower price for sugar in Chile and Brazil resulting from negotiations with the suppliers. In Chile cost of sales per unit case remained stable.  In Brazil, cost of sales per unit case increased 27.5%, mainly due to the effect upon translation of figures, increased depreciation and an increase in the price of certain raw materials.  All of these factors were partially offset by the lower price of sugar and a 6.5% average appreciation of the Brazilian real during the year, resulting in a positive impact over the costs of U.S. dollar-denominated raw materials.  In Argentina, cost of sales per unit case increased 38.4% mainly explained by increased costs of concentrate (as a result of price increases), sugar and PET resin, higher labor costs and the effect upon translation of figures.

For our Chilean operations, cost of sales represented 56.5% of Chilean net sales for 2008 and 55.6% for 2007. For our Brazilian operations, cost of sales represented 53.3% of Brazilian net sales in 2008, compared to 52.9% in 2007. For the Argentine operations, cost of sales represented 59.2% of Argentine net sales in 2008, compared to 60.6% in 2007.

Gross Profit

Due to the aforementioned, gross profit in 2008 increased by 21.3%, reaching Ch$367,988  million, or 44.5% of net sales, compared to Ch$303,480 million, or 44.8% of net sales in 2007.

Administrative and Selling Expenses

Selling and administrative expenses amounted to Ch$232,501 million in 2008, this represented 28.1% of net sales for 2008 and a 28.7% growth with respect to the Ch$180,599 million in 2007, that represented 26.7% of net sales for that year. SG&A increased as a result of higher volumes, a one-time effect over labor costs and increased freight fees, which rose due to higher labor costs and fuel prices as well as road blockages in Argentina due the agricultural workers’ strike. In addition these expenses were impacted by the effect upon translation of figures of our operations in Brazil and Argentina, and increased advertising investments in our Argentine operation.

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

Operating Income

As a consequence of the aforementioned, operating income increased 10.3% in 2008, amounting to Ch$135,487 million, or 16.4% of net sales, compared to Ch$122,881 million, or 18.1% of net sales in 2007.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	As of December 31,
	2008	2007
	MCh$	MCh$
Financial income	11,611	24,402
Share of income from affiliated companies	1,836	794
Other non-operating income	6,204	13,069
Amortization of goodwill	(7,437)	(6,919)
Financial expenses	(26,942)	(13,237)
Other non-operating expenses	(16,054)	(10,092)
Price-level restatement and exchange gain (loss)	12,602	(15,443)

Non-operating income (expense), net	(18,180)	(7,426)

Non-operating income (expense), net, was a loss of Ch$18,180 million in 2008, compared to a loss of Ch$7,426 million in 2007, representing a decrease of 144.8% in 2008 compared to 2007. This increased loss in the non-operating result line is best explained by:

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

Income Taxes

Income taxes in 2008 decreased 13.7% to Ch$24,667 million compared to Ch$28,589 million in 2007. The decrease is principally explained by: Deferred tax income resulting from lower future income tax due to the restatement of liabilities in US Dollars in Brazil.  The positive effect results from higher exchange rate differences charged to future income tax as a result of the devaluation of the Brazilian real during 2008.

Net Income

As a result of the aforementioned, net income in 2008 was Ch$92,655 million, representing 11.3% of net sales and an increase of 6.7% compared to net income of Ch$86,821 million in 2007.

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

During the third quarter of 1998, Technical Bulletin N° 64 which required to account all investments outside Chile in U.S. dollars. This methodology has an effect on results for the period and requires that the exchange rate difference be recorded in a sub-account of shareholders’ equity reserve.

The following table sets forth, for the periods indicated, variations among the consumer price index, UF and U.S. dollar:

	Year ended December 31,
	2009	2008	2007

Consumer price index variation	(2.3)%	8.9%	7.4%
UF variation	(2.4)%	9.3%	7.0%
U.S. dollar variation	(20.3)%	28.1%	(6.7)%

The effects of price-level restatement are summarized below:

	Year ended December 31,
	2009	2008	2007
	MCh$	MCh$	MCh$
Shareholders’ equity	7,860	(20,220)	(16,830)
Liabilities	2,023	(8,917)	(10,476)
Property, plant and equipment	(2,367)	8,823	6,511
Other assets	(6,934)	21,146	18,207
Balance sheet adjustments	582	832	(2,588)
Income statement adjustments	(36)	(2,874)	(2,246)
Foreign exchange (loss) gain	(8,864)	14,644	(10,609)
Price-level restatement and exchange (loss) gain	(8,318)	12,602	(15,443)

Impact of Foreign Currency Fluctuations

In Chile we had losses of Ch$8,864 million in 2009 due to the appreciation of the Chilean peso, compared to a positive impact of foreign currency fluctuations in 2008 in the amount of approximately Ch$14,644 million, due to our net asset position in U.S. dollars amounting to a total of approximately US$86 million. In Argentina and Brazil we recognized earnings amounting in the aggregate to Ch$5,372 million in 2009 and losses amounting to Ch$4,011 million in 2008. These resulted from currency conversion undertaken in our financial statements as of December 31, 2009 and 2008, in accordance with the methodology set forth in Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are reflected on our consolidated statements of income in other non-operating income.

We use hedge agreements, including cross-currency swaps and forwards, to protect against foreign currency risk. In 2007, 2008 and 2009 these agreements partially offset the effects of the variation of the Chilean peso exchange rate, whose results are recorded in financial income or expense in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

For a discussion of political factors and governmental, economic, fiscal and monetary policies that could materially affect investments by U.S. shareholders as well as our operations, please refer to “Item 3. Key Information—Risk Factors” and “Item 10. Additional Information”.

B.            Liquidity and Capital Resources

Capital Resources, Treasury and Funding Policies

Our principal source of financing comes from our operations which historically have been  sufficient. Cash generation is designated to finance working capital and capital expenditure requirements. Cash surplus has been utilized to pay dividends. The main sources to finance future strategic and geographic expansion plans include (i) public equity offerings; (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and (iii) debt offerings in the Chilean and foreign capital markets.

There are no restrictions to transfer funds among our operating subsidiaries.We have transferred funds from Argentina to Chile through capital reductions.  During 2007, 2008 and 2009 we received dividends from our subsidiaries in Argentina and Brazil, and we also expect to receive them in 2010.

Our management believes that, through these sources, we have sufficient financial resources available to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends to shareholders. The amount and frequency of future dividends to our shareholders will be determined by the General Shareholders’ Meeting upon the proposal of our board of directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future, except for the minimum 30% of annual profits required by Chilean law.

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

Investing Activities

Additions to property, plants and equipment during 2009 totaled Ch$49,763 million. Capital expenditures during 2009 were funded with cash flows from operations.

At December 31, 2009, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. Our management anticipates that additions to property, plant and equipment in 2010 will be in the range of US$170 million and plans to fund such additions through cash flows from operations.

We believe that cash flow generated by operations, cash balances, available lines of credit, including lines of credit from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

Financing Activities

As of December 31, 2009, we had Ch$132,686 million invested in time deposits and other short-term investments.  As of that date, we had available short-term credit lines in an amount equivalent to Ch$76,259 million. The aggregate unused portion of such lines of credit at that date was equivalent to Ch$75,448 million.

Our unused sources of liquidity include 14 lines of credit. In Chile, we had the equivalent of Ch$12,404 million in credit available from three separate lines. In Brazil, we had the equivalent of Ch$44,104 million in credit available with six lines. In Argentina, we had the equivalent of Ch$19,750 million in credit available with five lines.

Liabilities

For the period ending December 31, 2009, our total liabilities, excluding minority interest, were Ch$248,664 million, representing a 3.2% decrease compared to December 31, 2008. The decrease in total liabilities resulted principally from a reduction in short and long-term bond debt and bank borrowings, partially offset by higher accounts payable withholdings, and deferred income taxes. As of December 31, 2009, our long term liabilities included (i) long-term bank debt of Ch$201 million, (ii) long-term bond debt of Ch$73,484 million, (iii) long-term accounts payable  of Ch$7 million, a (iv) long term notes and accounts payable to related companies of Ch$2,566 million, (v) long term deferred taxes of Ch$18,487 million, and (vi) other long-term accrued liabilities and provisions of Ch$26,636 million, for a total of Ch$121,380 million of long-term liabilities in 2009 compared to total long-term liabilities of Ch$119,115 million as of December 31, 2008.

Our short term liabilities, as of December 31, 2009 included (i) short-term bank debt of Ch$373 million, (ii) current portion of long-term bank liabilities of Ch$242 million, (iii) current portion of long-term bond debt of Ch$3,118 million, (iv) trade accounts payable of Ch$63,211 million, (v) notes payable to related companies of Ch$13,758 million, and (vi) other short-term liabilities, principally provisions, withholdings and income tax payable, for Ch$46,582 million, for a total of Ch$127,284 million of short-term liabilities in 2009 compared to total short-term liabilities of Ch$130,355  million as of December 31, 2008.

As of December 31, 2009, our bond liabilities had a weighted average interest rate of 6.50% while our bank liabilities had a weighted average interest rate of 9.37%.

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2009:

Unsecured Notes. On October 1, 1997 we entered into an indenture pursuant to which we issued three series of bonds. One of which expired during in 2007.  The indenture imposes certain restrictions on liens, sale and leaseback transactions, assets sales and subsidiary indebtedness and certain conditions in the event of merger or consolidation.

The two series of bonds issued in 1997 under this indenture are the following:

•                  US$100 million of 7.625% Unsecured Notes due 2027; and

•                  US$100 million of 7.875% Unsecured Notes due 2097.

The Company has repurchased, through our subsidiary Abisa Corp., for cash at par value the notes outstanding and the following notes were tendered:

•                  US$100 million of the 7.625% Unsecured Notes due 2027; and

•                  US$100 million of the 7.875% Notes due 2097.

During 2001, Andina completed a local bond placement in the Chilean capital markets of two series of bonds, one of which expired during 2008. The outstanding series as of December 31, 2009 is the following :

•                  UF 3.7 million series of bonds due 2026, with annual interest rate over inflation of 6.50

The bond issue and placement in the Chilean market is subject to the following restrictions:

•                  Andina must maintain a leverage ratio, defined as total debt/consolidated equity, of less than 1.20%. For purposes of calculating the leverage ratio, total debt includes (i) short-term bank liabilities, (ii) the current portion of long-term bank liabilities, (iii) short-term liabilities and promissory notes, (iv) the current portion of bonds payable, (v) long-

term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means total shareholders’ equity plus minority interest.

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

C.                     Research and development, patents and licenses

Given the nature of the business and the support provided by TCCC  as franchisor to its bottlers, the Company’s research and development expenses are not meaningful. For more information on patents and licenses, see “Patents and Licenses”.

D.                     Trend Information

Our results will likely continue to be influenced by changes in the level of consumer demand in the countries in which we operate, resulting from governmental economic measures that are or may be implemented in the future. Additionally, principal raw materials used in the production of soft drinks, such as sugar and resin, may experience price increases in the future. Such price increases may affect our results if we are unable to pass the cost increases on to the sales price of our products due to depressed consumer demand and/or heightened competition.

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

E.              Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2009:

		Payments Due by Period
		Years
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions of constant Ch$ as of December 31, 2009)
	MCh$	MCh$	MCh$	MCh$	MCh$
Long-term debt(1)	378	378	—	—	—
Short-term debt	485	267	218	—	—
Bonds payable(2)	124,467	7,543	15,087	15,087	86,750
Operating lease obligations	2,121	2,121	—	—	—
Purchase obligations	6,193	5,349	844	—	—
Other short and long term obligations	4,957	2,704	2,253	—	—

Total contractual obligations	138,601	18,362	18,402	15,087	86,750

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

		Maturity
		Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in million constant Ch$ as of December 31, 2009)
	MCh$	MCh$	MCh$	MCh$
Provisions	13,260	5,386	—	7,874
Deferred taxes	22,629	18,487	—	4,142
Other long-term liabilities	9,698	6,972	909	1,818

Total long-term liabilities not included in contractual obligations	$45,587	$30,845	$909	$13,833

U.S. GAAP Reconciliation

The principal differences between Chilean GAAP and U.S. GAAP as they relate to us are (i) inflation accounting under Chilean GAAP, which has not been reversed in the reconciliation to U.S. GAAP, (ii) the revaluation and depreciation of certain property, plant and equipment on the basis of a technical appraisal, (iii) different goodwill amounts and differences in amortization for goodwill, (iv) the treatment of mandatory minimum dividends, (v) difference in accounting for investments in related companies and joint ventures, (vi) the accounting for deferred income taxes, (vii) the treatment of investment securities, (viii) the accounting for the translation adjustment of foreign investments and translation of financial statements of non-Chilean operations; (ix) the accounting for derivative instruments, and (x) the reversal of impairment loss on fixed assets and the respective depreciation which is still in effect under Chilean GAAP. Note 30 of the notes to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Net income after reconciliation to U.S. GAAP was Ch$4,270 million higher in 2007, Ch$7,503 million higher in 2008, and Ch$6,758 million higher in 2009, in each case than net income as reported under Chilean GAAP for each respective year. See Note 30(o) of the notes to the Consolidated Financial Statements. Under Chilean GAAP, shareholders’ equity at December 31, 2008, was Ch$338,285 million, compared to Ch$359,495 million under U.S. GAAP, representing a difference of 6.3%. Under Chilean GAAP, shareholders’ equity as of December 31, 2009 was Ch$336,579 million, compared to Ch$364,881 million under U.S. GAAP, representing a difference of 8.4%.

ITEM 6.                              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors. The Company’s operations in Chile, Brazil, and Argentina report to the Corporate Office.

Principal Officers

The following table includes information regarding our senior executives as of December 31, 2009:

Name	Title	Biography

Jaime García	Chief Executive Officer

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

Date of birth: November 24, 1953

Renato Ramírez	Chief Operating Officer

Joined the Company in 1979, as general manager of Chilean soft drink operations. He began working as head of the budget and costs department and, in 1980was appointed planning assistant manager. From January 1988 to August 1990, he was the commercial manager of Embotelladora Williamson Balfour. From September 1990 to October 1992, he served as marketing manager for Compañía de Teléfonos de Chile. In August 1993, he returned to Andina as commercial manager, a position he held until 1997. In March of 1998, he became general manager of the Chilean Soft Drink Operation, until March 2009 when he was appointed as Chief Operating Officer.

Date of birth: July 27, 1952

Michael Cooper	Vice Presidente, Business Development

Joined the Company in 2000, as chief operating officer. In 1989, he was appointed chief executive officer of Inchcape Coca-Cola bottling operations, with businesses in Chile, Peru and Russia. In 1999, Embonor S.A. bought Inchcape Chilean and Peruvian bottling operations and he became chief executive officer of the consolidated entity. In March 2009 he was appointed Vice President of Business Development at Andina’s Corporate Office.

Date of birth: May 15, 1948

Osvaldo Garay.	Chief Financial Officer

Joined the Company in 1997, as controller of Andina. He was appointed as our chief financial officer on October 31, 2002. Prior to joining Andina, he held a similar position with Grupo Claro.

Date of birth: April 20, 1948

Jaime Cohen	Chief Legal Officer

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

Date of birth: October 14, 1967

Raúl Ramírez	Chief Technical Officer

Joined the Company in 1969 as deputy manager of operations from August 1969 until August 1995. In 1995, he was promoted to corporate manager of engineering, a position he held until December 1996. In January 1997, he was transferred to our operations in Argentina as technical manager until July 2000. Since 2000 until the present date he holds the position of chief technical officer.

Date of birth: July 24, 1944

Name	Title	Biography

Pablo Court	Chief Human Resources and CSR Officer

Joined the Company in 2008 as Chief Human Resources and CSR Officer . Prior to joining Andina he was strategic planning and human resources corporate officer at Indura S.A. from 1998. Before that he was the human resources manager of Watt’s Alimentos S.A. (from 1993-2007); human resources manager of Pesquera San José S.A. (from 1989 — 1993); and human resources manager of Compañía Minera Disputada Las Condes (1986-1989). He did business consulting since 1980.

Date of birth: September 22, 1956

German Garib	Chief Information Officer	Joined the Company in 1998, as chief information officer. Prior to Andina, he was the marketing manager of IBM Chile. Date of birth: August 28, 1961

Abel Bouchon	General Manager of Chilean Soft Drink Operation

Joined the Company in March 2009. Previously he worked for LAN during 13 years where he served as general manager of the international business from 2008 until March 2009; from 1998 until 2007, he served as commercial manager for the passenger business unit and manager of the international business unit; he started working at LAN in 1996 as manager of the domestic business unit. Prior to LAN, he worked for Booz, Allen & Hamilton, Inc. in Buenos Aires, Argentina, where he did his MBA summer internship as an associate in 1993, and then was appointed project manager from 1994 until 1995. He began his professional career in 1990 as an associate at The Chase Manhattan Bank where he worked until 1992.

Date of birth : May 23, 1968

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

Date of birth: May 19, 1953

Cesar Vargas	General Manager of Vital S.A. and Vital Aguas S.A.

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

The majority shareholders’ agreement for the election of directors is contained in Inversiones Freire S.A.’s Shareholder Agreement and further explained on Item 7 “Major Shareholders and Related Companies”. In addition, pursuant to the terms and conditions of the Deposit Agreement, if no instructions are received by The Bank of New York Mellon, as depositary, it shall give a discretionary proxy to a person designated by the chairman of the board of directors of Embotelladora Andina with respect to the shares or other deposited securities that represent the ADRs.

As of December 31, 2009, our board of directors consisted of the following directors and alternate directors:

Name	Title	Information

Juan Claro	Chairman of the Board of Directors

Has been a member of the board of directors since April 2004.

Principal occupation: Entrepreneur

Other directorships: Pesquera Friosur, Melón S.A., , Antofagasta Minerals S.A., Antofagasta PLC, Empresas CMPC S.A.,

Red Televisa Chilevisión S.A., Entel Chile S.A., Energía Andina y Energía Coyanco.

Date of birth: November 7, 1950

Gonzalo Said (1)	Vice Chairman of the Board of Directors

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

Principal occupation: General manager of Inversiones San Andrés Ltda.

Other directorships: Banvida S.A.; Inmobiliaria FFV S.A., Fundación Paternitas, Viña Montes, Viña Garcés Silva Ltda., and USEC.

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

Principal occupation: Director of Said Holding Group

Other directorships: Isapre Cruz Blanca S.A., Club Deportivo Palestino S.A.D.P., Parque Arauco S.A , Edelpa S.A.,BBVA Administradora General de Fondos Mutuos, BBVA Sociedad de Leasing Inmobiliario S.A., Endeavour Chile,

Date of birth: September 16, 1964

Brian J.Smith	Director	Has been a member of the board of directors since April 2009. Principal occupation: President Coca-Cola de Mexico Other directorships: Coca-Cola Embonor S.A. Date of birth: December 10, 1955

Heriberto Urzúa (2)	Director

Has been a member of the board of directors since April 2006.

Principal occupation: Company directorships

Other directorships: Agrícola Ariztía S.A.,

Inversiones Alsacia S.A., Hortifrut S.A. Promoplan y Otros S.A., RELSA S.A., Forus S.A., La Polar S.A., Trefilados Gerdau, Aceros Otero and Armacero S.A.

Date of birth: November 28, 1962

Ernesto Bertelsen	Alternate Director to Juan Claro	Has been a member of the board of directors since April 2005. Principal occupation: Company directorships Other directorships: Banco BBVA and Factorline S.A. Date of birth: March 18, 1945

José María Eyzaguirre	Alternate Director to Gonzalo Said	Has been a member of the board of directors since April 2006. Principal occupation: Lawyer, Partner at Estudio Claro y Cia. Date of birth: May 22, 1962

Name	Title	Information

Cristian Alliende	Alternate Director to Arturo Majlis	Has been a member of the board of directors since April 2009. Principal occupation: General manager of Inmobiliaria Aconcagua S.A. Other directorships: Mar Adentro Date of birth: July 20, 1964

Patricio Parodi	Alternate Director to José Antonio Garcés, Jr.

Has been a member of the board of directors since April 2005.

Principal occupation: General manager Consorcio Financiero S.A. and subsidiaries

Other directorships: Banmédica S.A.;, Help S.A.; Clínica Dávila S.A.; Sociedad Punta del Cobre S.A.; Pacífico V Región S.A.; Maderas Condor S.A., and Invernova S.A

Date of birth: April 28, 1963

José Domingo Eluchans	Alternate Director to Salvador Said

Has been a member of the board of directors since April 2005.

Principal occupation: Partner at José Domingo Eluchans Asesorías Limitada

Other directorships: Banco BBVA and Envases del Pacífico S.A.

Date of birth: August 6, 1953

Jorge Hurtado	Alternate Director to Brian J. Smith

Has been a member of the board of directors since January 2004.

Principal occupation: Directing Partner of Agrícola y Comercial Yerbas Buenas S.A.

Other directorships: CMPC Tissue S.A.; Vendomática S.A.; Trabajando.com Chile S.A., Adviser

Drilling S.A., and Proemsa S.A.,

Date of birth: March 25, 1946

Gonzalo Parot (2)	Alternate Director to Heriberto Urzúa	Has been a member of the board of directors since April 2009. Principal occupation: Director and consultant Date of birth: September 14, 1952

(1)                Salvador Said is the cousin of Gonzalo Said .

(2)                Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,045.

B.    Compensation

Compensation of Principal Officers

The Company does not have any incentive plans other than salaries. The compensation system is a mixed one, composed by a base salary and participation, which are in accordance with each market and the competitive conditions of each one. For General Managers it also considers use of cash flow versus the budget and market share versus the established goals. Amounts are different depending on each officer, position and/or responsibility, but it is applicable to all of the Company. For the year ended December 31, 2009, compensation paid out to the principal officers of Embotelladora Andina S.A. amounted to Ch$4,422 million (Ch$3,949 million in 2008).   Of the Ch$4,422 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 43% and for the period ended December 31, 2008 of the Ch$3,949 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 47%. Severance payments to former managers or former principal officers for the period ended December 31, 2009 amounted to Ch$153.9 million.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors and alternate directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director and alternate director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director or alternate director during 2009, which was approved by our shareholders, was as follows:

	Directors’	Executive	Directors’	(SOX) Audit
	Compensation	Committee	Committee	Committee	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Juan Claro González	48,727	48,727	2,514	2,514	102,482
Gonzalo Said Handal	48,727	48,727	—	—	97,455
José Antonio Garcés Silva (Junior)	48,727	48,727	—	—	97,455

	Directors’	Executive	Directors’	(SOX) Audit
	Compensation	Committee	Committee	Committee	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Arturo Majlis Albala	48,727	48,727	—	—	97,455
Salvador Said Somavía	48,727	48,727	3,776	3,776	105,006
Brian J. Smith	36,578	—	—	—	36,578
Heriberto Francisco Urzúa Sánchez	48,727	—	4,606	4,606	57,940
Ernesto Bertelsen Repetto	19,491	—	—	—	19,491
José María Eyzaguirre Baeza	19,491	—	—	—	19,491
Patricio Parodi Gil	19,491	—	—	—	19,491
Cristián Alliende Arriagada	14,631	—	—	—	14,631
José Domingo Eluchans Urenda	19,491	—	—	—	19,491
Jorge Hurtado Garretón	19,491	—	—	—	19,491
Gonzalo Parot Palma	14,631	—	—	—	14,631
José Miguel Barros Van Hövell Tot Westerflier	4,860	—	—	—	4,860
Pedro Arturo Vicente Molina	4,860	—	—	—	4,860
James Robert Quincey Blakstad	12,149	—	—	—	12,149

Total Gross Amounts	477,528	243,637	10,896	10,896	742,956

For the year that ended on December 31, 2009, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$5,165 million of which Ch$4,422 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

C.            Board Practices

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

Executive Committee

An Executive Committee that proposes Company policies and is comprised by the following Directors counsels the Company’s Board of Directors: Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal and Mr. Salvador Said Somavía, who were elected during the Extraordinary Board Session N°1031 held April 14, 2009. It is also comprised by the Chairman of the Board, Mr. Juan Claro González and by the Chief Executive Officer, Mr. Jaime García Rioseco, who participate by own right. This committee meets permanently throughout the year and normally holds one or two monthly sessions.

Directors’ Committee

In accordance with the requirements of Article 50 bis of Chilean Company Law N°18,046 in addition to Law N°19,705, and for the purpose of self regulation and to strengthen companies by incorporating more supervision over management’s activities, during the year 2001 a Directors’ Committee was created.

In accordance with the Shareholders’ Meeting held April 14, 2009 and Extraordinary Board Session N°1031 held April 14, 2009 the following Directors were elected as members of this Committee: Mr. Juan Claro González, Mr. Salvador Said Somavía and Mr. Heriberto Urzúa Sánchez.  Should any of the members be unable to attend a Committee session, their respective alternates will be:  Mr. Ernesto Bertelsen Repetto, Mr. José Domingo Eluchans Urenda and Mr. Gonzalo Parot Palma, respectively.

The duties developed by this Committee during 2009, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 were the following:

•                  To examine the reports of external auditors and account inspectors, accordingly, of the balance sheets and other financial statements, presented by the administrators or liquidators of the Company to the shareholders, and to take a position on such reports before they are presented to shareholders for their approval.

In 2009, these matters were addressed during Sessions: N°69 on January 27; N°71 on March 31; N°72 on April 28; N°75 on July 28; N°78 on October 27; and N°79 on November 24.

•                  To propose the External Auditors and Private Rating Agencies to the Board of Directors that will then be submitted to the Shareholders’ Meeting. In the event of disagreements with the Committee, the Board of Directors may make its own proposals and both will be submitted to the Shareholders’ Meeting.

This matter was addressed during Session N°71 on March 31, 2009.

•                  Examine information regarding the operations referred to by Articles 44 and 89 and report on these operations. For detailed information regarding these operations, please refer to the table on Note N°7 of the Consolidated Financial Statements included in the annual report.

In 2009, these matters were addressed during Sessions: N°70 on February 26; N°71 on March 31; N°76 on August 25; N°77 on September 29; N°78 on October 27; N°79 on November 24; and N°80 on December 22.

•                  Examine salary and compensation plans for Managers and Principal Officers.

This matter was addressed during Session N°80 on December 22, 2009.

•                  All other matters required by company bylaws or that may be required by the Shareholders’ Meeting or by the Board of Directors. The following matters were addressed during 2009:

•                  Review anonymous reports: In 2009 during Sessions: N°69 on January 27; N°70 on February 26; N°71 on March 31; N°72 on April 28; N°73 on May 26; N°74 on June 30; N°75 on July 28: N°76 on August 25; N°77 on September 29; N°78 on October 27; N°79 on November 24; and N°80 on December 22.

•                  Review and approve 2008 Annual Report: Session N°71 on March 31.

•                  Review and approve 2008 20F: Session N°74 on June 30.

•                  Review contingencies:  Session N°80 on December 22.

•                  2009 Operating Budget Directors’ Committee:  Session N°71 on March 31.

•                  Chair, Composition and Internal Regulations of the Audit Committee pursuant to the Sarbanes Oxley Act:  Session N°74 on June 30.

•                  2009 Integrated Audit Plan and Limited Review: Session N°75 on July 28.

•                  Review fees for advisories on labor and tax matters in EDASA: Session N°69 on January 27.

•                  Appoint Chairman and organize committees for the year 2009: Session N°72 on April 28.

•                  Fulfill Rule 404 of the Sarbanes-Oxley Act: Session N°74 on June 30.

Sarbanes-Oxley Audit Committee

In accordance with NYSE and SEC requirements regarding compliance with the Sarbanes-Oxley Act, the Board of Directors established the first Audit Committee on July 26, 2005. This Audit Committee is renewed every year. Mr. Juan Claro, Salvador Said, and Heriberto Urzúa were elected as members of this Committee during a Special Board Session N° 1,031 on April 14, 2009.

During Board Session N°1,034 on June 30, 2009, the Board accepted the resignation of Mr. Juan Claro González as Chairman of the Committee, because he no longer complied with the requirements of the Sarbanes-Oxley Act to be considered as an independent director of this Committee. Consequently, the Audit Committee Charter was modified in order to adapt to the new criteria established by the SEC in terms of composition and quorum and its final text is contained in the Minutes of Board Session N°1,034. The members of this committee are Mr. Juan Claro González, Mr. Salvador Said Somavía, and Mr. Heriberto Urzúa Sánchez. It was determined that Mr. Heriberto Urzúa Sánchez complies with the independence standards set forth in the Sarbanes-Oxley Act, SEC and NYSE regulations. Mr. Heriberto Urzúa Sánchez has been appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

The resolutions, agreements, and organization of the Audit Committee are governed by the rules relating to the Company’s Board Meetings and Directors’ Committee. Since its creation, the sessions of the Audit Committee have been held with the Directors’ Committee, since some of the functions are very similar and the members of both of these Committees are the same.

The Audit Committee Charter defines the duties and responsibilities of this Committee. The Audit Committee is responsible for analyzing financial statements; supporting the financial supervision and rendering of accounts; ensuring management’s development of reliable internal controls; ensuring compliance by the audit department and external auditors with their respective roles; and reviewing auditing practices. The main expenses incurred by this Committee have been those resulting from counseling in the implementation of the new IFRS regulations. During 2009 these expenses amounted to Ch$71.2 million

D.            Employees

On December 31, 2009, we had 5,880 employees, including 1,639 in Chile, 2,524 in Brazil, and 1,717 in Argentina. Of these employees, 310 were temporary employees in Chile and 254 in Argentina. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2009, 911, 333, and 1,158 of our employees in Chile, Brazil and Argentina, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2009, 2008 and 2007:

	2009
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	41	0	41	69	1	68	75	0	75
Technicians and professionals	684	320	364	558	47	511	326	4	322
Workers	638	591	47	1,897	285	1,612	1,062	906	156
Temporary workers	310	0	310	0	0	0	254	248	6

Total	1,673	911	762	2,524	333	2,191	1,717	1,158	559

	2008
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	38	0	38	69	0	69	72	0	72
Technicians and professionals	451	162	289	1,106	95	1,011	330	0	330
Workers	653	564	89	840	156	684	1,025	830	195
Temporary workers	401	0	401	0	0	0	240	218	22

Total	1,543	726	817	2,015	251	1,764	1,667	1,048	619

	2007
	Chile			Brazil			Argentina
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non- Union
Executives	35	0	35	77	0	77	69	0	69
Technicians and professionals	399	178	221	1,136	93	1,043	317	0	317
Workers	538	456	82	803	197	606	961	765	196
Temporary workers	273	0	273	0	0	0	305	285	20

Total	1,245	634	611	2,016	290	1,726	1,652	1,050	602

Management believes that is has good relations with its employees.

In Chile we make provisions for severance indemnities in accordance with our collective bargaining agreements and labor legislations, in the amount of one month’s salary for every year of employment subject to certain restrictions. In addition, we complement our employees’ contribution to our health insurance system, thus decreasing health costs for the employees’ families. Employees are required to contribute funds for financing pension funds, which are mainly managed by private entities.

In Chile, 63.6% of employees are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2009: (i) with Labor Union N°2, that mainly represents personnel from the areas of management, logistics, and operations specialists from June 1, 2007 to June 1, 2011; (ii) on June 1, 2009 Labor Union N°1 that mainly represents employees from the Bottling area, pursuant to Article 360 of the Chilean Work Code, chose to continue with the previous bargaining agreement under the same terms (except for salary restatements according to inflation ) for a period of 18 months. Said agreement had been signed after a 20-day legal strike that affected 223 workers; (iii) with Labor Union N°3, that mainly represents sales force employees, from July 1, 2006 to July 31, 2011; (iv) with another group of employees from the sales force, from August 1, 2009 to July 31, 2011; (v) with TAR’s Labor Union, that mainly represents employees from the distribution area, from July 1, 2008 to June 30, 2012; (vi) with the employees from the Distribution Centers in Puente Alto, Maipú and San Antonio, from 2008 to July 31, 2010 and with the employees of the Distribution Center in Rancagua to August 30, 2010; (vii) with employees from the picking area of Venecia and Carlos Valdovinos from January 1, 2009 to February 28, 2011 and with employees from the picking area of Renca from March 1, 2009 to July 31, 2011.

In Brazil, 22% of employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Andina Brazil, there are six collective bargaining agreements currently in force. Four agreements for employees in the State of Rio de Janeiro; (i) the Soft Drink Industry Employees’ Union agreement from July 1, 2009  to June 30, 2010; (ii) the Sales Force Union agreement from October 1, 2009 to September 30, 2010; (iii) the “Stack Machine” Operator Union agreement from May 1, 2009 to April 30, 2010; (iv)  the Driver and Helper of the Lagos Region Union agreement from May 1, 2009 through April 30, 2010.   Two agreements for employees in the State of Espírito Santo: (i) the Nourishment Union agreement from July 1, 2009 to June 30, 2010; (ii)  the Sales Force Union agreement from December 1, 2009 to November 30, 2011. These agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in January and October 1990, for eight days in each instance.

In Argentina, 67.4% of EDASA’’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On November 5, 2009, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non salary benefits, a new labor category, new figures for company contributions, contributions and a new complementary regulation on company contributions.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts fixed by legislations and jurisprudence of the Justice Supreme Court of Argentina.

At the end of 2008 Congress sanctioned Law N° 26,425 by which beginning 2009, private pension funds were eliminated  instructing that all employee contributions must be destined to the government social security system,  Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees.

As of December 31, 2008, Edasa had no pension fund liabilities. Employees contributed during 2009, on the basis of automatic withholding, to either the privately administered retirement funds or to the government social security system.

E.             Share Ownership of Directors, Members of the Directors’ Committee and Senior Executives

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2009.

	Series A						Series B
	Beneficial	%	Direct	%	Indirect	%	Beneficial	%	Direct	%	Indirect	%
Shareholder	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class
José Antonio Garcés Silva (junior)	—	—	—	—	—	—	—	—	—	—	4,538,839	1.1940%
Arturo Majlis Albala	—	—	—	—	2,150	0.0006	—	—	5,220	0.0014	—	—
Salvador Said Somavía	—	—	—	—	1,000	0.0003	—	—	—	—	1,000	0.0003
Gonzalo Said Handal	50,001,651	13.1536	—	—	—	—	11,761,462	3.094	—	—	4,241,565	1.1158

ITEM 7.                              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2009, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class

Controlling Shareholders (1)	200,006,603	52.61	161,269,184	42.42
The Bank of New York Mellon(2)	10,076,838	2.65	50,452,716	13.27
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04
AFPs as a group (Chilean pension funds)	71,954,954	18.93	23,893,852	6.29
Principal foreign mutual funds as a group	6,845,765	1.80	7,657,204	2.01
Executive officers as a group	165,474	0.04	180,474	0.05
Directors as a group(3)	50,004,801	13.15	20,702,943	5.45

(1)                Controlling Shareholders is comprised by: Inversiones Freire Ltda., Inversiones Freire Dos Ltda., Mr. José Antonio Garcés Silva (senior), Mr. José Said Saffie,MSr. Alberto Hurtado Fuenzalida, the estate of Mr. Jaime Said Demaría, Inversiones Nueva Sofía Ltda., Inversiones S.H. Seis Ltda., Inversiones Mar Adentro Ltda., Inversiones HB S.A, Inversiones Caburga S.A., and Inversiones Ledimor Chile Ltda.  For more information on the Controlling Shareholders please refer to page 74 of the Company’s 2009 Annual Report available on the Company’s website: www.embotelladoraandina.com.

(2)                Acting as depositary for the ADRs.

(3)                Represents shares to which Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía and Mr. Arturo Majlis Albala would claim direct and indirect.

The Controlling Shareholders act pursuant to an agreement among partners, dated May 29, 1992 that sets forth that no member of said group may, dispose of his pro rata portion of his shares of stock, unless in accordance with the previously mentioned Agreement.

In connection with TCCC’s investment in Andina, the Coca-Cola shareholders and the Controlling Shareholders entered into a Shareholders’ Agreement dated September 2, 1996 (the “Shareholders’ Agreement”), providing for certain restrictions on the transfer of shares of Andina’s capital stock by the Coca-Cola Shareholders and the Controlling Shareholders. Specifically, the Controlling Shareholders are restricted from transferring its Series A shares without the prior authorization of TCCC . The Shareholders’ Agreement also provides for certain corporate governance matters, including the right of the Coca-Cola shareholders to elect one regular and one alternate member of our board of directors so long as TCCC and its subsidiaries collectively own, in aggregate, at least 4% of the Series A shares. In addition, in related agreements, the Controlling Shareholders granted TCCC an option, exercisable upon the occurrence of certain changes in the beneficial ownership of Freire (majority shareholder of the Controlling Shareholders), to acquire 100% , of the Series A shares held by Freire at a price and in accordance with procedures established in such agreements.

An Agreement dated September 5, 1996, entered into by the Controlling Shareholders, the Company and other parties establishes that none of the shareholders, party to the Agreement, may transfer Series A shares of the Company they hold unless it involves:

•                          Transfers to wholly-owned subsidiaries of any Controlling Shareholder, provided that any shares transferred to such entities remain subject to the provisions of the Agreement;

•                          Acceptance by a member of the Controlling Shareholders party to the Agreement of a bona fide offer from a third party to purchase some or all of the shares held by such shareholder, so long as the member of the Controlling Shareholder first offers such shares for sale, on the same terms and conditions as those proposed to be sold to the third-party purchaser and to the other shareholder party to the Agreement; and

•                          A proposal by a shareholder party to the Agreement to sell its shares in a public offering or in a brokers’ transaction, so long as it first offers such shares to the other shareholders party to the Agreement at the price proposed in the public sale notice.

B.            Related Party Transactions

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 6(c) to our Consolidated Financial Statements and were carried out under the following conditions: (i) they were previously approved by the Company’s Board of Directors, with the abstainment of the director involved in the corresponding case; (ii) the purpose of these transactions was to contribute to the Company’s interest; and (iii) they were consistent to the prevailing market price, terms and conditions at the time of their aproval . Our Directors’ Committee is charged with evaluating transactions with related parties that exceed UF20,000 and to report on these transactions to the full board of directors. See “Item 6. Directors, Senior Management and Employees—Directors’ Committee.”

Our management believes, to the best of its knowledge, it has complied, in all material respects with the Chilean Public Company law regarding to the transactions with related parties in full force and effect at December 31, 2009.  There can be no assurance, however, that these regulations will not be modified in the future.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See “Item 18 —Financial Statements” for our Consolidated Financial Statements filed as part of this annual report.

Contingencies

We are party to certain legal proceedings that have arisen during the normal course of business, and we believe none of them are likely to have a material adverse effect on our financial condition. In accordance with accounting principles, the provisions regarding legal proceedings must be recorded if said procedures are reasonably probable to be resolved against the Company.

The following table represents accounting provisions made as of December 31, 2009 and 2008, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the period ended December 31,
	2009	2008
	ThCh$	ThCh$
Chile	6,834	7,862
Brazil	3,255,782	1,084,276
Argentina	1,029,938	1,555,481

Dividend Policy

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with Chilean GAAP, unless otherwise provided for by a unanimous vote of the Series A shareholders. If there is no net income in a given year, we are not legally required to distribute dividends from retained earnings. At the annual meeting of shareholders held in April 2009, the shareholders authorized the board of directors to distribute, at its discretion, interim dividends during July and October 2009 and January 2010. During 2007, 2008, and 2009, the respective shareholders’ meetings approved additional dividend payments to be paid from retained earnings fund in light of significant cash generation. There can be no assurance that these additional dividend payments will be available in the future.

The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to ADR holders, on each of the respective payment dates:

			Series A		Series B
Year	Date Dividend Paid	Fiscal year with respect to which dividend was declared	Ch$ per share (nominal)	US$ per ADR	Ch$ per share (nominal)	US$ per ADR
2010	28-Jan	2009	7.00	0,01344	7.70	0,01479
	28-Apr	2009	11.70	0,02239	12.87	0,02472
	18-May	Retained Earnings	50.00	0,09283	55.00	0,10212
2009	22-Jan	2008	7.00	0,01125	7.70	0,01237
	30-Apr	2008	14.13	0,02401	15.54	0,02641
	28-May	Retained Earnings	43.00	0,07603	47.30	0,08363
	30-Jul	2009	7.00	0,01288	7.70	0,01417
	28-Oct	2009	7.00	0,01314	7.70	0,01445
2008	24-Jan	2007	7.00	0,01485	7.70	0,01633
	24-Apr	2007	9.13	0,02036	10.04	0,02239
	14-May	Retained Earnings	60.00	0,12806	66.00	0,14087
	31-Jul	2008	7.00	0,01382	7.70	0,01520
	23-Oct	2008	7.00	0,01075	7.70	0,01182
2007	31-Jan	2006	5.60	0,01028	6.16	0,01131
	26-Apr	2006	11.12	0.02108	12.23	0,02319
	5-Jul	Retained Earnings	65.19	0,12442	71.71	0,13686
	26-Jul	2007	7.00	0,01337	7.70	0,01470
	24-Oct	2007	7.00	0,01387	7.70	0,01526

B.            Significant Changes since the Annual Financial Statements

Not applicable.

ITEM 9.                              THE OFFER AND LISTING

A.            Offer and Listing Details

Shares of Andina’s common stock trade in Chile on the Bolsa de Comercio de Santiago, the Bolsa de Valores Electrónica and the Bolsa de Valores de Valparaíso. Also shares of Andina’s common stock have traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of ADRs, which represent six shares of common stock. The Depositary for the ADRs is The Bank of New York Mellon.

The table below shows the high and low daily closing prices of the common stock in Chilean pesos and the trading volume of the common stock on the Santiago Stock Exchange for the periods indicated. It also shows the high and low daily closing prices of the ADRs and the volume traded in the NYSE.

	Share Volume		Ch$ per Share
	(in thousands)		Series A		Series B
	Series A	Series B	High	Low	High	Low
2005	56,477	127,049	1,400	1,050	1,505	1,100
2006	93,092	150,791	1,400	1,080	1,530	1,190
2007	81,787	242,133	1,750	1,300	1,930	1,420
2008
1st Quarter	12,798	33,078	1,412	1,040	1,529	1,165
2nd Quarter	29,284	52,739	1,426	1,180	1,581	1,273
3rd Quarter	25,204	27,820	1,403	1,180	1,539	1,262
4th Quarter	8,798	33,507	1,255	919	1,456	1,164
2009
1st Quarter	4,082	14,605	1,229	1,088	1,480	1,262
2nd Quarter	49,126	45,853	1,349	1,088	1,590	1,262
3rd Quarter	2,892	38,233	1,410	1,275	1,664	1,496
4th Quarter	7,547	26,785	1,440	1,290	1,740	1,520
Last six months:
Dec-09	4,539	8,614	1,440	1,295	1,740	1,550
Jan-10	3,458	10,935	1,475	1,440	1,800	1,737
Feb-10	1,708	4,052	1,460	1,380	1,800	1,720
Mar-10	5,620	5,299	1,510	1,351	1,820	1,700
Apr-10	2,544	7,499	1,570	1,500	1,892	1,760
May-10	5,402	12,018	1,581	1,490	1,880	1,770

	ADR Volume		US$ per Share
	(in thousands)		Series A		Series B
	Series A	Series B	High	Low	High	Low
2005	3,091	4,990	15.70	11.50	17.00	12.15
2006	1,781	4,745	16.02	11.52	17.46	13.00
2007	5,080	6,346	20.75	13.66	22.55	14.54
2008
1st Quarter	662	1,277	19.25	14.06	20.39	15.83
2nd Quarter	478	1,443	20.10	13.45	21.79	14.91
3rd Quarter	509	1,636	16.72	12.71	18.48	14.26
4th Quarter	915	1,103	13.5	8.41	15.02	10.53
2009
1st Quarter	360	642	12.70	10.26	15.71	12.36
2nd Quarter	171	1,180	15.15	11.87	17.40	13.91
3rd Quarter	265	3,041	15.70	14.15	18.50	16.90
4th Quarter	511	1,503	17.19	15.00	17.19	17.96
Last six months:
Dec-09	161	448	17.19	15.40	20.58	18.80
Jan-10	123	595	18.30	15.95	21.73	20.00
Feb-10	150	491	16.91	15.79	20.82	19.34
Mar-10	401	884	17.35	15.65	21.11	19.53
Apr-10	236	265	17.99	17.35	22.06	20.42
May-10	171	293	17.50	16.40	21.57	18.53

Source:Bloomberg

The total number of registered ADR holders Andina had at December 2009 was 35 (22 in the Series A ADRs and 13 in the Series B ADRs). At December 31, 2009, the ADRs represented 9.6% of the total number of our issued and outstanding shares. On December 31, 2009, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,440 per share (US$16.82 per Series A ADR), and Ch$1,737 for the Series B shares (US$20.49 per Series B ADR). At December 31, 2009, there were 1,728,439.  Series A ADRs (equivalent to 10,370,634 Series A shares) and 10,373,838 Series B ADRs (equivalent to 62,243,028 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2009, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 83.2% and 100% of such trading days, for Series A and Series B shares respectively.

Other than as previously discussed in “Item 7-Major Shareholders” we are not aware of any other existing contracts or documents that impose material limitations or qualifications on the rights of shareholders of our listed securities.

The Yankee Bonds

Our 7 5/8% Notes due 2027 and 7 7/8% Notes due 2097 are not listed on any stock exchange or other regulated market. Trading in these notes takes place primarily in the over-the counter market and, accordingly, we are not able to obtain reliable information on trading in these notes.

Debt Securities

The Central Bank is responsible, inter alia, for Chile’s monetary policies and exchange controls. The Central Bank has authorized Chilean issuers to offer bonds in Chile and abroad under the terms of Chapter XIV of the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales or CFER). The following paragraphs summarize some of the Central Bank rules on international bond issuances. This summary does not intend to be complete and those interested in a full description should refer to Chapter XIV of the CFER.

Effective April 19, 2001 the CFER greatly simplified the procedure to register capital contributions, investments and foreign loans, including bonds issuances.  Payments or remittances of funds, to or from Chile, in connection with credits granted abroad should be made through the Formal Exchange Market, which is composed by the main commercial banks that operate in Chile. When foreign currency resulting from loans or bonds is made available to the beneficiary in the country, the intervening bank should issue the pertinent “Form” and request certain information from the debtor and creditor, as applicable, pursuant to Chapter XIV.

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

In February 1999, after obtaining the requisite authorization from the Central Bank, we issued bonds in the international markets, subject to the exchange regulations in effect at that time. The main difference between the exchange regime applicable to our bond issuances and those currently in effect, is that in the case of our bond issuances the Central Banks warrants the access to currency markets. However, the regime applicable to our bond issuance has less flexibility as far as the procedures to carry out payments or remittances to bond holders.

We cannot give any assurance that the Central Bank will not impose future restrictions applicable to the holders of debt securities, nor can we make any evaluation of the duration or impact of such restrictions, if imposed.

B.            Markets.

See Item 9. The Offer and Listing — A. Offer and Listing Details.

ITEM 10.                                              ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

Our By-Laws (“Estatutos”) are hererby incorporated by reference from the Company’s annual report on Form 20-F for the fiscal year ended December 31, 1996, also available on our website www.embotelladoraandina.com.

C.            Material Contracts

During 2009, Edasa entered into the following materially significant agreements: construction of the new juice plant; leasing of processing equipment and filling lines for the juice plant; supply of natural gas; supply of power; and purchase and sale agreement of a blow molding machinery system for PET bottles.

On December 16, 2008 Andina Brazil entered into a Cession Agreement with Recofarma (a company from the Coca-Cola group in Brazil) along with the other Coca-Cola Bottlers and Jugos del Valle S.A.P.I. de C.V. (México) for the total shares of Holdfab Particapacoes Ltda. of the Sucos del Valle Brasil Ltda. Company (Sucos del Valle) whereby the Coca-Cola bottlers now hold a 50% ownership interest of this company.  With this joint venture Andina Brazil now holds a total ownership interest of 6.164% of capital share of the Sucos Mais + Sucos del Valle joint venture.  By this Cession Agreement, Sucos del Valle will produce and supply on an exclusive basis to all Coca-Cola bottlers so that they in turn can commercialize the products in their respective territories.

Pursuant to a Joint Venture Agreement or JV dated October 4, 2007 Andina Brazil and all Coca-Cola bottlers in Brazil entered into a joint venture to exploit the Brazilian juice market, through the incorporation of a company called “Mais Industria de Alimentos S.A.” or “Sucos Mais”. Sucos Mais was structured as follows: 50% of its capital was subscribed by the 18 Coca-Cola bottlers in Brazil and 50% by the company representing Coca-Cola in the country (called “Recofarma Industria do Amazonas Ltda.”).  Andina Brazil holds an interest of 7.35% in the capital of Sucos Mais.  By this JV, Sucos Mais will produce all Minute Maid Mais products, as well as Kapo, Nestea and Burn (non-carbonated, expet waters) and supply on an exclusive basis to all Coca-Cola bottlers so that they in turn can commercialize the products in their respective territories.

In Chile, on December 22, 2005, Andina, Vital, Coca-Cola Embonor S.A. or Embonor and Embotelladoras Coca-Cola Polar S.A. or Polar entered into an agreement to carry out the production and bottling of products in the business categories of Water, Juices and Non-Carbonated Beverages, licensed by The Coca-Cola Company in Chile:  (i) in the category of Water, Andina, Embonor (through its subsidiary, Embonor S.A.) and Polar have an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A., conducting the business of the processing, production and bottling of the Vital de Chanqueahue Mineral Water and other waters, according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC; and (ii) in the category of Juices and Non-carbonated Beverages, contracts were signed whereby Embonor and Polar have become the holders of the rights to acquire products from Vital S.A. under the Coca-Cola brands, according to the terms of the contracts agreed upon by each bottler and TCCC.  The right to purchase these products from Vital S.A. are at the prices and under the conditions applicable to volumes and maximum periods determined by the parties that will last, in all cases, until December 31, 2015. In addition, Andina, Vital, Embonor and Polar have agreed to the respective contracts and authorizations with TCCC to produce, bottle and sell these products at their respective plants.

D.            Exchange Controls

Foreign Investment and Exchange Controls in Chile

The Central Bank is responsible, among other matters, for setting monetary policies and exchange controls in Chile. As of April 19, 2001, the Chilean Central Bank (“CCB”) eliminated prior foreign exchange controls, imposed certain reporting requirements and determined that certain operations be conducted through the Formal Exchange Market (“FEM”). The main purpose of these amendments, as declared by the Central Bank, is to facilitate the flow of capital into Chile and outside the country and to foster foreign investment.

Equity investments in Chile (including investments in stock) by non-resident persons or entities must comply with some of the existing exchange control restrictions. Foreign investments may be registered with the Foreign Investment Committee (Comité de Inversiones Extranjeras) in accordance with Law N° 600 of 1974 and amendments or with the Central Bank in accordance with Chapter XIV of the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales or CFER) of the Central Bank. In the case of Decree Law N° 600, foreign investors execute a foreign investment agreement with Chile, thus guaranteeing access to the FEM.  However, investors under Decree Law N° 600 will only be able to repatriate capital one-year after the investment. Earnings can be remitted abroad at any time. In the case of CFER, capital as well as earnings can be repatriated at any time, without an agreement with the Central Bank.

During 2001 the CCB eliminated certain exchange controls.  For instance, it revoked Chapter XXVI of the CFER, which regulated the issuance and placement of ADRs by Chilean corporations. Pursuant to the new rules, the Central Bank’s approval is no longer a pre-condition for ADR issuances or foreign investment contracts with the CCB. ADR issuances are now regarded as an ordinary foreign investment, and the only requirements are that the CCB be informed of the transaction, by fulfilling the rules of Chapter XIV of the CFER, that mainly establishes that the monies come in or leave the country exclusively through the Formal Exchange Market, if the recipient of the investment decides to enter the foreign currency to the country or if it carries out payments or remittances from Chile.

Notwithstanding these changes, exchange transactions authorized prior to April 19, 2001 remained subject to the rules in force as of the date of such transactions.  The new exchange regime did not affect Chapter XXVI of the CFER and the Foreign Investment Contract - FIC between Andina, the Central Bank and The Bank of New York Mellon (as depositary of the shares represented by ADRs).  Notwithstanding the previous, the parties to the FIC may choose to adopt the norms imposed by the CCB, resigning to those of the FIC, and which has been the option we have taken until his date. The FIC is the agreement by which access to the FEM is given to the depositary and ADR holders.  The FIC adopted the dispositions of Chapter XXVI and was celebrated pursuant to Article 47 of the Constitutional Organic Act of the CCB.

Under Chapter XXVI of the CFER, if the funds to purchase the common shares underlying the ADRs are brought into Chile, the depositary must deliver, on behalf of foreign investors, an annex providing information on the transaction to the Formal Exchange Market entity involved, together with a letter instructing such entity to deliver the foreign currency or the equivalency in pesos, on or before the date the foreign currency is brought or is to be brought into Chile.

Repatriation of amounts received with respect to deposited common shares or common shares withdrawn from deposits on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising there from) need be made through the FEM. The FEM entity intervening in the repatriation must provide certain information to the CCB on the following banking business day.

Under Chapter XXVI and the FIC, the CCB agreed to grant to the depositary, on behalf of ADR holders, and to any investor not residing nor domiciled in Chile who acquire shares or replace ADRs for common stock, which we refer to as the Withdrawn Shares, FEM access to convert Chilean pesos into U.S. dollars and to remit those dollars outside Chile including amounts received as: (i) cash dividends; (ii) proceeds from the sale in Chile of Withdrawn Shares; (iii) proceeds from the sale in Chile of preemptive rights to subscribe for additional shares; (iv) proceeds from the liquidation, merger or consolidation of Andina; (v) proceeds resulting from capital decreases or earnings or liquidations; and (vi) other distributions, including those in respect of any re-capitalization resulting from holding shares, ADRs or by Withdrawn Shares.

The guarantee of FEM access under the FIC will extend to the participants of the ADR offering if the following requirements are met: (i) that the funds to purchase the shares underlying the ADRs are brought into Chile and converted into Chilean pesos through the FEM; (ii) that the purchase of the underlying shares is made on a Chilean stock exchange; and (iii) that within five business days from the conversion of the funds into Chilean pesos, the CCB is informed that the funds converted were used to purchase the underlying shares, if those funds are not invested in shares within that period, it can access the FEM to reacquire foreign currency, provided that the request is submitted to the CCB within seven banking business days of the initial conversion into pesos.

Chapter XXVI provides that FEM access in connection with dividend payments is conditioned to our certifying to the CCB that a dividend payment has been made and that any applicable tax has been withheld. Chapter XXVI also provides that FEM access in connection with the sale of Withdrawn Shares, or distribution thereon, is conditioned upon receipt by the CCB (i) a certificate by the depositary or custodian, as the case may be, that the shares have been withdrawn in exchange for delivery of the appropriate ADRs, and (ii) a waiver of the benefits of the FIC with respect to ADRs (except in connection with the proposed sale of the shares) until the Withdrawn Shares are re-deposited.

FEM access under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access needs the BCC’s approval on a request submitted to that end through a banking institution established in Chile. The FIC provides that if the BCC has not acted upon the request within seven banking days, the request is deemed to have been granted.

Under current Chilean law, the BCC cannot unilaterally change the FIC. The Chilean Courts (although not binding on future judicial decisions) also have established that the FIC cannot be annulled by future legislative changes. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, to the disposition of underlying shares, or to the repatriation of proceeds from their disposition, will not be imposed in the future; nor can there be any assessment of the duration or impact of any restrictions that might be imposed. If for whatever reason, including changes in the FIC or Chilean law, the Depositary is prevented from converting Chilean pesos into U.S. dollars; the investors shall receive dividends or other payments in Chilean pesos, which shall subject the investors to exchange rate risks. It cannot be assured that the CFER, as amended, or any other exchange regulation will not be amended in the future, or that if new regulations are enacted that they shall have no material bearing on Andina or the ADR holders.

No assurance can be given that Andina will be able to purchase U.S. dollars in the local exchange market at any time in the future, nor that any such purchase will be for the amounts necessary to pay any sum due under any of its capital or debt instruments. Likewise, it is not possible to guarantee that changes to the regulations of the CCB or other legislative changes relating to exchange controls will not restrict nor impair Andina’s ability to purchase U.S. dollars in order to make payment on its debt instruments.

E.              Taxation

Tax Considerations Relating to Equity Securities

Chilean Tax Considerations

The following discussion summarizes the material Chilean income tax consequences of an investment in Andina’s stock or ADRs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “foreign holder”). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Servicio de Impuestos Internos (the Chilean Internal Revenue Service or “SII”) and other applicable regulations and rulings that are subject to change without notice. The discussion is not intended as a tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Each investor or potential investor is encouraged to seek independent tax advice with respect to consequences of investing in Andina’s stock or the ADRs.

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

Capital Gains

Gains recognized from the sale or exchange of ADRs by a foreign holder outside Chile will not be subject to Chilean taxation. Gains recognized on a sale or exchange of shares of stock will be subject to both the First Category Tax and the Withholding Tax (the former being credited against the latter) if either: (i) the foreign holder has held the shares of common stock for less than one year, (ii) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as an habitual trader of shares; or (iii) the foreign holder transfers shares of common stock to a related person, as defined by Chilean tax law. In all other cases, gain on the disposition of shares of common stock will be subject only to the First Category Tax, currently imposed at a rate of 17%, except if it is for shares resulting from an exchange of ADRs for shares (flow back) in which case, the Chilean Internal Revenue Service pursuant to Oficio 1,705 dated May 15, 2006 has interpreted that said shares may benefit from article 18 ter if the ADRs were acquired through a stock broker or by any other circumstance stipulated by that norm.

The tax basis of shares of common stock received in exchange for ADRs will be determined in accordance with the valuation procedure set forth in the deposit agreement, which values shares of common stock at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the withdrawal of the shares of common stock from the depositary. Consequently, the conversion of ADRs into shares of common stock, and the immediate sale of the shares for the value established under the deposit agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADRs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADRs’ holders on a Chilean Stock Exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, should this amendment be included in the deposit agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADRs were sold, will not be subject to taxation. We reiterate that if a contributor in good faith adopts Oficio 1,705, then the excess value will not be subject to taxation in Chile.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares of common stock will be subject to both the First Category Tax and the Withholding Tax (the former being credited against the latter).

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADRs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADRs or shares of common stock.

Withholding Tax Certificates

Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes.

United States Tax Considerations Relating toADRs or Shares of Common Stock

The following discussion summarizes certain U.S. federal income tax consequences of an investment in ADRs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADRs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADRs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, investors in pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADRs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders of 10% or more of our voting shares, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADRs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADRs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the United States federal income tax consequences to a holder in light of its particular circumstances and does not address the effects of any state, local or non-United States tax laws. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADRs or shares of common stock.

As used herein, the term “U.S. holder” means a holder of ADRs or shares of common stock that is (i) an individual U.S. citizen or resident, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that: (a) is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If the obligations contemplated by the deposit agreement are performed in accordance with its terms, ADR holders generally will be treated for U.S. federal income tax purposes as the owners of the shares of common stock represented by those ADRs. Deposits or withdrawals of shares of common stock by U.S. holders in exchange for ADRs will not result in the realization of gain or loss for U.S. federal income tax purposes. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership bewtween the holder of an ADR and the issuer of the security underlying the ADR may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADRs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by that intermediaries in the chain of ownership bewtween the holder of an ADR and the Company.

Cash Dividends and Other Distributions

Cash dividends (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADRs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADRs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADRs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our common stock that are not backed by ADRs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADRs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Dividends paid in Chilean pesos will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the day of receipt by the Depositary, in the case of ADRs, or by the U.S. holder in the case of shares of common stock, regardless of whether the Chilean pesos are converted into U.S. dollars. If the Chilean pesos received as dividends are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Chilean pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean pesos will be treated as U.S. source ordinary income or loss, regardless of whether the pesos are converted into U.S. dollars.

The Chilean Withholding Tax (net of any credit for the First Category Tax) paid by or for the account of any U.S. holder may be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADRs or shares of common stock generally will be foreign source income and will generally constitute passive category income. Further, in certain circumstances, a U.S. holder that (i) has held ADRs or shares of common stock for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADRs or shares of common stock. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Distributions to U.S. holders of additional shares of common stock or preemptive rights with respect to shares of common stock that are made as part of a pro rata distribution to all shareholders of the Company generally should not be subject to U.S. federal income tax.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADRs or shares of common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the ADRs or shares of common stock), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits generally would not give rise to foreign source income and a U.S. holder generally would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. taxes due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend (as discussed above).

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and expect to continue our operations in such a manner that we will not be a PFIC. If, however, we are or become a PFIC, U.S. holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADRs or shares of common stock and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the PFIC rules of the U.S. federal income tax laws.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Capital Gains

U.S. holders that hold ADRs or shares of common stock as capital assets will recognize capital gain or loss for federal income tax purposes on the sale or other disposition of such ADRs or shares (or preemptive rights with respect to such shares) held by the U.S. holder or the Depositary. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of common stock (which, unlike a disposition of ADRs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply (subject to applicable limitations) the credit against tax due on other income from foreign sources.

Estate and Gift Taxation

As discussed above under “Chilean Tax Considerations — Other Chilean Taxes,” there are no Chilean inheritance, gift or succession taxes applicable to the transfer or disposition of ADRs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares of common stock by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. holder. U.S. holders should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of ADRs or the shares of common stock or the proceeds received on the sale, exchange, or redemption of the ADRs or the shares of common stock paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients. A backup withholding tax may apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number or certification of other exempt status or fails to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Tax Considerations Relating to Debt Securities

General

In October 1997, we issued US$100 million of 7.625% Unsecured Notes due 2027 and US$100 million of 7.875% Unsecured Notes due 2097 (together the “Debt Securities”). The following is a summary of certain Chilean tax and U.S. federal income tax considerations relating to the purchase, ownership and disposition of Debt Securities. The summary does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase Debt Securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Chile.

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

Under Chile’s Income Tax Law, payments of interest made in respect of the Debt Securities to a Foreign Holder will generally be subject to a Chilean withholding tax (the “Chilean Interest Withholding Tax”) currently assessed at a rate of 4.0%. If the Debt Securities are issued through our offshore branch, payment to Foreign Holders of Debt Securities by such branch generally will not be subject to the Chilean withholding tax.

Chile’s Income Tax Law provides that any capital gains realized on the sale or other disposition by a Foreign Holder of the Debt Securities generally will not be subject to any Chilean income taxes provided that such sale or other disposition occurs outside of Chile (except that any premium payable on redemption of the Debt Securities will be treated as interest and subject to the Chilean Interest Withholding Tax, as described above).

A Foreign Holder will not be liable for gift, inheritance or similar taxes with respect to its holdings unless the securities held by a foreign holder:

•      are located in Chile at the time of such Foreign Holder’s death, or

•      if they are located outside of Chile, they were purchased or acquired with funds derived from Chilean source income,

The initial issuance of the Debt Securities by a foreign entity (be they a company or a branch) is generally not subject to stamp taxes in Chile. If stamp taxes apply, a foreign or Chilean holder will not be liable for Chilean stamp, registration or similar taxes because these would be payable by the Company.

United States Tax Considerations Relating to Debt Securities

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

As used herein, a “U.S. holder” of the Debt Securities means a holder of the Debt Securities that is (i) an individual U.S. citizen or resident, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (a)  is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons have the authority to control all substantial decision of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Payments of Interest

Interest on the Debt Securities will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s method of accounting for tax purposes. In addition to interest on the Debt Securities, a U.S. holder will be required to include in income any additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. holder. A U.S. holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code, including that the election to deduct or credit foreign taxes applies to all of the U.S. holder’s foreign taxes for a particular year. Interest income, including Chilean taxes withheld there from and additional amounts on the Debt Securities, generally will constitute foreign source income and generally will be considered passive category income, which is treated separately from other types of income in computing the foreign tax credit that may be allowable to U.S. holders under U.S. federal tax laws. A U.S. holder will generally be denied a foreign tax credit for Chilean taxes imposed with respect to the Debt Securities where such a holder does not meet a minimum holding period requirement during which the holder is not protected from risk of loss.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on the Debt Securities and to the proceeds of the sale of the Debt Securities made to U.S. holders other than certain exempt recipients. A backup withholding tax will apply to such payments if the U.S. holder fails to provide its taxpayer identification number or a certification of exempt status, or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Special Tax Considerations Relating to the 2097 Debentures

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

F.              Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, which requires that we file periodic reports and other information with the SEC. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but furnish quarterly reports and reports in relation to material events on Form 6-K. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements and short-swing profit disclosure and liability.

You may read and copy all or any portion of the annual report or other information in our files in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also access these documents through the SEC’s website at www.sec.gov or from our corporate website www.embotelladoraandina.com or request a hard copy to kor@koandina.com.  You can also request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADRs are listed.

We also file reports with the Chilean Superintendencia de Valores y Seguros. You may read and copy any materials filed with the SVS directly from its website www.svs.cl of from our corporate website www.embotelladoraandina.com or request a hard copy to kor@koandina.com. The documents referred to in this annual report can be inspected at El Golf 40 Oficina 401, Las Condes, Santiago, Chile.

I.                 Subsidiary Information

Not applicable.

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

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2009.

	Expected Maturity Date							Estimated Fair Market Value
	2010	2011	2012	2013	2014	Thereafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest Earning Assets
Time deposits and credit links	96,378	0	0	0	0	0	96,378	96,378
Weighted average interest rate	2,28%						2.28%
Interest Bearing Liabilities
Long-term debt	3,118	2,888	3,075	3,275	3,488	60,758	76,602	85,083
Fixed Rate	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Bank liabilities	373	0	0	0	0	0	373	373
Weighted average interest rate	10.44%						10.44%
Variable Rate
Bank liabilities	242	171	30				443	443
Weighted average interest rate	10.51%	10.58%	10.26%				10.51%

Foreign Currency Risk

At December 31, 2009, the Company does not have long-term interest bearing debt subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The company maintains cash, short term deposits and money market mutual funds in U.S. dollars amounting to Ch$6,322 million at December 31, 2009

The following table summarizes the financial instruments denominated in US dollars we held as of December 31, 2009.

	Expected Maturity Date							Estimated Fair
Assets	2010	2011	2012	2013	2014	Thereafter	Total	Market Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
US$ denominated:
Cash	84	0	0	0	0	0	84	84
Money market mutual funds	6,238	0	0	0	0	0	6,238	6,238

ITEM 12.                       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 12.D.3.                        AMERICAN DEPOSITARY RECEIPITS

The Bank of New York Mellon serves as the depositary for our ADRs. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, or conversion of foreign currency into U.S. dollars. The depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions	Up to US$ 5.00 per 100 ADSs (or portion thereof)
Withdrawal of shares underlying ADRs	Up to US$ 5.00 per 100 ADSs (or portion thereof)
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect
Cash distribution fees	US$ 0.02 or less per ADS

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADRs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

12.D.4            DIRECT AND INDIRECT PAYMENTS BY THE DEPOSITARY

Fees Incurred in Past Annual Period

From January 1, 2009 to December 31, 2009, the Company received from the depositary $US$144,795 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Fees to be Paid in the Future

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADR program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Controller, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our Chief Executive Officer, Chief Financial Officer and Controller have concluded that these controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting.

Company management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Financial Officer and Controller and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii)                                                 provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by the Company’s registered independent accounting firm, which opinion is stated in their report, included herein.

Changes in Internal Controls over FinancialRreporting.

There were no changes in our internal control over financial reporting during the year ended December 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.              AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Heriberto Urzúa Sánchez is our Audit Committee Financial Expert as defined in the instructions to Item 16A of Form 20-F. Our board of directors has also determined that Mr. Heriberto Urzúa Sánchez is an Independent Director as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

ITEM 16B.               CODE OF ETHICS

We have adopted a Code of Business Conduct that constitutes a code of ethics for our employees. This Code applies to our Chief Executive Officer and all senior financial officers of our Company, including the Chief Financial Officer, controller, or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our Code of Business Conduct is available on our website www.embotelladoraandina.com. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on the above mentioned website through a 6-K form.

ITEM 16C.               PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2009		2008
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees
Audit fees(1)	577	98%	556	98%
Audit-related fees(2)	3	1%	5	1%
Tax fees(3)	5	1%	3	1%
Total	585	100%	564	100%

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

Directors’ Committee and Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by our Director’s Committee and Audit Committee and then it is discussed and approved by these committees during its meetings, which take place at least four times a year. Once the proposed service is approved, our subsidiaries or we formalize the engagement of services. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board of directors.

ITEM 16D.                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company’s Audit Committee is comprised of Salvador Said Somavía, Heriberto Urzúa Sánchez, and Juan Claro González. Salvador Said Somavía was ratified as member of the Company’s Audit Committee at a Special Board Session held April 14, 2009, in accordance with the report on form 6K filed with the SEC on June 30, 2009.

The Company discloses that, with respect to the current membership of Mr. Salvador Said on the Company’s Audit Committee, it has relied on the exemption from the independence requirements provided by Rule 10A-3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended . Pursuant to said rule, a director who is either an affiliate or a representative of an affiliate of the listed company may serve as a member of the audit committee to the extent the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the listed company.

Mr. Salvador Said meets, for the duration of his membership, the requirements of Rule 10A-3(b)(1)(iv)(D) because he (i) is a representative of the controlling shareholder of the Company, Inversiones Freire Ltda.; (ii) has an observer-only status on the audit committee of the Company; and (iii) is not an officer of the Company.

Mr. Juan Claro is exempt from the independence requirements pursuant to the terms of Rule 10A-3(b)(1)(iv)(D), since (i) Mr. Juan Claro participates in an Andina affiliate; (ii) neither Mr. Juan Claro nor the Andina affiliate is an officer of the company; and (iii) Mr. Juan Claro has only an observer status and is non-voting member of the audit committee.

The Company’s reliance on the exemption provided by Rule 10A-3of the Exchange Act, with respect to Mr. Salvador Said and Mr. Juan Claro, would not materially adversely affect the ability of the audit committee of the Company to act independently.

During Board Session N°1,034 on June 30, 2009, the Board accepted the resignation of Mr. Juan Claro González as Chairman of the Committee, because he no longer complied with the requirements to be considered as an independent director of this Committee. Consequently, the following was approved:  (i) amend the Charter (Reglamento Interno) of the Audit Committee, in order to permit it to operate with only one independent member, as allowed for foreign private issuers under U.S. federal laws and regulations; (ii) ratify Mr. Heriberto Urzúa, Mr. Juan Claro and Mr. Salvador Said as members of the Audit Committee; appointing Mr. Heriberto Urzúa as Chariman, who also complies with NYSE’s independence standards. Only Mr., Heriberto Urzúa will have full voting powers in the Audit Committee. Mr. Juan Claro and Mr. Salvador Said have been appointed members of this Committee and will have an observer-only status without being company officers; and (iii) ratify Mr. Heriberto Urzúa as Andina’s Audit Committee Financial Expert.

ITEM 16E.                 PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2009, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous independent registered public accounting firm

On April 14, 2009, Andina dismissed PricewaterhouseCoopers Consultores Auditores y Compañía Limitada as its independent registered public accounting firm. Andina’s board of directors participated in and approved the decision to change its independent registered public accounting firm.

The reports of PricewaterhouseCoopers Consultores Auditores y Compañía Limitada on the financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two most recent fiscal years and through April 14, 2009, there have been no disagreements with PricewaterhouseCoopers Consultores Auditores y Compañía Limitada on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers Consultores Auditores y Compañía Limitada would have caused them to make reference thereto in their reports on the financial statements for such years.

During the two most recent fiscal years and through April 14, 2009, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

Andina requested that PricewaterhouseCoopers Consultores Auditores y Compañía Limitada furnish it with a letter addressed to the SEC, dated June 25, 2010, stating whether it agrees or not with the above statements. See Exhibit 8.2 filed herewith.

New independent registered public accounting firm

Andina engaged Ernst & Young Auditores Independentes public accountants as its new independent registered public accounting firm as of April 14, 2009. During the two most recent fiscal years and through April 14, 2009, Andina has not consulted with Ernst & Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Andina’s financial statements, and neither a written report was provided to Andina or oral advice was provided that Ernst & Young concluded was an important factor considered by Andina in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(I)(v) of Regulation S-K.

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

No similar legal obligation exists under Chilean law. However, as of December 31, 2009, Chilean law defines a director as independent if he is elected by votes of shareholders who are not controlling shareholders or otherwise related to controlling shareholders.

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

There is no similar legal obligation under Chilean law.. Andina has a Directors’ Committee whose functions are set by Chilean Corporation Law. In addition, section 303 A regarding Controlled Companies does not apply to our Company

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

The Audit Committee must have a minimum of three members. In addition to any requirement of Rule 10A-3(b)(1), all Audit Committee members must satisfy the requirements for independence set out in Section 303 A.02. The Audit Committee must have a written charter addressing certain matters.

No similar legal obligation exists under Chilean law. However, in accordance with the Chilean Public Companies Law 18,046, public companies that have a net worth of more than 1.5 million UFs must have a Directors’ Committee, formed by three members who are in their majority independent of the controller. Andina designated an Audit Committee in accordance with Rule 10 A.3.The functions of this committee are described under “Item 6. Directors, Senior Management and Employees-Board Practices”

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

There is no similar obligation under Chilean law. Chilean law requires that companies must have both account inspectors and external auditors. However, Andina has an Internal Auditor who reports to the Audit Committee.

303A.08 Voting on Compensation Plans	Shareholders must have the opportunity to vote on the creation or amendment of compensation plans regarding board members, executives and employees.	There is no similar oblgation under Chilean law, with the exception of Directors’ compensation which annually approved during the General Shareholders’ Meeting.

303A.09 Corporate Governance	Listed companies must adopt and disclose Corporate Governance Practices.	Chilean Law does not require the adoption of Corporate Governance Practices because they have been established by Chilean Corporate Law.

303A.10 Code of Ethics and Business Conduct	A company must adopt a Code of Business Conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.

There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Business Conduct that applies to the entire Company.

303A.11 Summary of Differences

A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE as applicable to U.S. domestic listed companies

No similar obligation exists under Chilean law. However, Andina has posted this information on its website www.embotelladoraandina.com

303A.12 CEO Certification

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

No similar obligation exists under Chilean law, with the exception of sanctions imposed by the Chilean Superintendence of Securities (SVS)

307 Company Website	Listed Companies must have a company website which is accessible from the United States. The website must contain its all NYSE requirements including tose referring to Corporate Governance.	No similar obligation exists under Chilean law as of December 31, 2009.

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

1.1

English translation of our Bylaws (filed with the U.S. Securities and Exchange Commission in our annual report on Form 20-F for the fiscal year ended December 31, 1996 and incorporated herein by reference, also available on our website www.embotelladoraandina.com)

8.1	List of our subsidiaries (filed herewith).

8.2	Letter addressed to sec re: dismissal of previous auditors (filed herewith).

12.1	Certification of Jaime Garcia, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

12.2	Certification of Osvaldo Garay, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

13.1	Certification of Jaime Garcia, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

13.2	Certification of Osvaldo Garay, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2010.

EMBOTELLADORA ANDINA S.A.
(ANDINA BOTTLING COMPANY)

/s/ Osvaldo Garay
Osvaldo Garay
Chief Financial Officer

Date: June 30, 2010

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	Unidades de Fomento (Chilean government inflation-indexed monetary units)
A$	-	Argentine pesos
R$	-	Brazilian reals
	€-	Euros

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embotelladora Andina S.A. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and subsidiaries as of December 31, 2009, and the related consolidated statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embotelladora Andina S.A. and subsidiaries at December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 30 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Embotelladora Andina S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile

June 29, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embotelladora Andina S.A. and subsidiaries:

We have audited Embotelladora Andina S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Embotelladora Andina S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of the internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Embotelladora Andina S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Embotelladora Andina S.A. and subsidiaries as of December 31, 2009 and the related consolidated statements of income and cash flows for the year then ended and our report dated June 29, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile

June 29, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embotelladora Andina S.A.

In our opinion, the consolidated balance sheet as of December 31, 2008 and the related consolidated statements of income and of cash flows for each of the two years in the period ended December 31, 2008 present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in Chile. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Chile.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/s/PricewaterhouseCoopers

Santiago, Chile
June 30, 2009

(Except as to the price-level restatement described in Note 1 c), for which the date in June 29, 2010)

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2009)

		At December 31,
ASSETS	Note	2009	2008
		ThCh$	ThCh$
CURRENT ASSETS
Cash		20,217,244	20,761,350
Time deposits	3	96,377,995	79,841,887
Marketable securities	4	18,541,092	25,676,642
Trade accounts receivable (net)	5	53,698,650	45,675,913
Notes receivable (net)	5	13,975,488	13,791,974
Other receivables (net)	5	11,194,554	12,951,620
Accounts receivable from related companies	6 a)	1,051,015	2,875,209
Inventories (net)	7	36,222,020	30,509,121
Recoverable taxes		4,254,255	5,847,628
Prepaid expenses		2,793,157	2,379,857
Deferred income taxes	8 b)	2,573,818	3,553,365
Other current assets	9	10,076,161	6,777,138
Total current assets		270,975,449	250,641,704

PROPERTY, PLANT AND EQUIPMENT	10
Land		18,356,668	19,958,341
Buildings and improvements		113,806,749	122,489,875
Machinery and equipment		270,383,074	292,803,494
Other property, plant and equipment		261,202,767	275,698,453
Technical reappraisal of property, plant and equipment		2,349,325	2,349,325
Less: Accumulated depreciation		(461,601,328)	(491,330,969)
Total property, plant and equipment		204,497,255	221,968,519

OTHER ASSETS
Investments in unconsolidated affiliates	11	31,165,243	28,850,593
Investments in other companies		134,650	127,856
Goodwill (net)	12	46,093,855	63,767,882
Long-term receivables		5,819,796	19,405
Accounts receivable from related companies	6 a)	37,869	33,920
Intangibles (net)		477,231	160,018
Long-term investments and other long-term assets	13	26,051,144	23,518,657
Total other assets		109,779,788	116,478,331
Total assets		585,252,492	589,088,554

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2009)

LIABILITIES, NON-CONTROLLING INTERST		At December 31,
AND SHAREHOLDERS’ EQUITY	Note	2009	2008
		ThCh$	ThCh$
CURRENT LIABILITIES
Short-term bank borrowings	14 a)	373,178	5,685,778
Current portion of long-term bank borrowings	14 b)	242,259	221,205
Current portion of bonds payable	16	3,117,629	2,694,306
Dividends payable		5,800,444	5,624,230
Trade accounts payable		63,211,417	62,706,819
Other creditors		5,495,421	4,627,586
Amounts payable to related companies	6 b)	13,758,172	17,008,332
Other accrued liabilities	17	3,323,356	3,698,203
Withholdings		26,536,006	22,977,776
Income taxes payable		5,421,349	3,846,513
Unearned income		4,316	28,778
Other current liabilities		—	1,215,139
Total current liabilities		127,283,547	130,334,665

LONG-TERM LIABILITIES
Long-term bank borrowings	15	200,572	403,943
Bonds payable	16	73,484,258	75,268,046
Other creditors		6,720	53,750
Amounts payable to related companies	6 b)	2,565,767	3,065,189
Other accrued liabilities	17	15,368,396	16,376,924
Deferred income taxes	8 b)	18,487,127	11,237,644
Other long-term liabilities	19	11,267,167	12,709,517
Total long-term liabilities		121,380,007	119,115,013

NON-CONTROLLING INTEREST	20	10,432	1,353,991

COMMITMENTS AND CONTINGENCIES	26

SHAREHOLDERS’ EQUITY	21
Paid-in capital		230,892,178	230,892,178
Other reserves		(17,510,850)	8,846,885
Retained earnings from prior years		53,076,427	22,668,115
Net income for the year		86,918,333	92,654,730
Interim dividends		(16,797,582)	(16,777,023)
Total shareholders’ equity		336,578,506	338,284,885
Total liabilities and shareholders’ equity		585,252,492	589,088,554

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2009)

		For the years ended December 31,
	Note	2009	2008	2007
		ThCh$	ThCh$	ThCh$
OPERATING INCOME
Net sales		743,115,988	827,813,333	677,407,204
Cost of sales		(413,356,479)	(459,825,712)	(373,928,129)

Gross profit		329,759,509	367,987,621	303,479,075
Administrative and selling expenses		(199,698,228)	(232,500,582)	(180,598,523)
Operating income		130,061,281	135,487,039	122,880,552

NON-OPERATING INCOME AND EXPENSE
Financial income		5,418,767	11,610,902	24,401,932
Share of gain from unconsolidated affiliates	11	1,853,268	1,836,001	794,390
Other non-operating income	22	9,593,979	6,203,890	13,068,702
Amortization of goodwill	12	(6,094,120)	(7,437,058)	(6,918,538)
Financial expense		(7,897,359)	(26,942,249)	(13,237,436)
Other non-operating expense	22	(5,331,956)	(16,054,060)	(10,091,903)
Price-level restatement		546,494	(2,041,425)	(4,833,588)
Exchange gains (losses), net		(8,864,168)	14,643,894	(10,609,106)
Non-operating expense		(10,775,095)	(18,180,105)	(7,425,547)
Income before income tax expense and non-controlling interest	8 d)	119,286,186	117,306,934	115,455,005
Income tax expense	8 c)	(32,365,904)	(24,667,369)	(28,588,833)
Income before non-controlling interest		86,920,282	92,639,565	86,866,172
Income attributable non-controlling interest	20	(1,949)	15,165	(45,538)
Net income		86,918,333	92,654,730	86,820,634

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2009

	For the years ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade receivables	1,030,740,956	1,163,214,669	916,870,157
Financial income received	915,827	32,188,274	22,283,860
Dividends and other distributions received	1,987,500	2,550,459	3,522,415
Collection of other receivables	85,804	80,606	62,282
Payments to suppliers and personnel	(752,954,479)	(837,893,529)	(641,465,599)
Interest paid	(8,719,041)	(22,028,886)	(18,511,293)
Income tax payments	(25,639,527)	(29,867,230)	(22,702,222)
VAT and other similar items paid	(124,365,400)	(152,578,123)	(114,150,097)
Net cash provided by operating activities	122,051,640	155,666,240	145,909,503

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from banks	18,076,402	81,947,387	55,961,643
Dividends paid	(62,146,430)	(71,815,191)	(83,358,413)
Payments of loans	(22,143,823)	(80,850,885)	(54,610,975)
Repayments of bonds	(1,317,843)	(6,750,420)	(14,532,646)
Net cash used in financing activities	(67,531,694)	(77,469,109)	(96,540,391)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	434,848	740,224	742,985
Proceeds from sales of other investments	239,381	1,035,856	115,257,824
Additions to property, plant and equipment	(49,762,563)	(65,531,687)	(59,607,381)
Permanent investments	(904,924)	(1,495,503)	(3,885,237)
Purchases of other investments	(21,904,527)	(7,311,988)	(19,051,637)
Acquisition interest in Embotelladora del Sur S.A.	—	(1,113,762)	—
Other loans to related companies	(238,665)	—	—
Other investments disbursements	—	(53,003)	—
Net cash provided by investing activities	(72,136,450)	(73,729,863)	33,456,554

Net cash flows from operating, financing and investing activities	(17,616,504)	4,467,268	82,825,666
PRICE — LEVEL RESTATEMENT OF CASH AND CASH EQUIVALENTS	3,814,675	(7,321,182)	(1,196,452)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,801,829)	(2,853,914)	81,629,214
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	126,246,838	129,133,793	47,504,579
CASH AND CASH EQUIVALENTS AT END OF YEAR	112,445,009	126,279,879	129,133,793

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in

thousands of constant Chilean pesos of December 31, 2009)

	For the years ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	86,918,333	92,654,730	86,820,634
Income on sales of assets:
Loss (gain) on sale of property, plant and equipment	(296,775)	(268,438)	156,084
Loss on divesture of Cican S.A.	—	—	91,020
Loss (gain) on sale of other assets	(702)	(23,048)	90,160
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	30,852,043	37,182,068	31,012,069
Amortization of intangibles	14,500	343,478	252,156
Write-offs and provisions	3,150,736	918,408	1,158,323
Share of gain from unconsolidated affiliates	(1,853,268)	(1,836,001)	(794,390)
Amortization of goodwill	6,094,120	7,437,058	6,918,538
Price-level restatement	(546,494)	2,041,425	4,833,588
Exchange gains (losses), net	8,864,168	(14,643,894)	10,609,106
Other credits to income that do not represent cash flows	(5,371,504)	—	(3,223,066)
Other charges to income that do not represent cash flows	61,305	6,400,059	3,809,236
(Increase) decrease in operating assets:
Trade accounts receivable	5,755,529	14,032,609	(297,960)
Inventories	(10,035,573)	1,088,332	(5,752,488)
Other assets	(6,129,333)	20,240,260	(28,665,254)
Increase (decrease) in operating liabilities:
Accounts payable related to operating income	(3,692,906)	(30,251,535)	3,141,889
Interest payable	(3,082,694)	29,850,549	9,936,961
Income taxes payable	6,505,766	(16,062,574)	12,216,665
Other accounts payable related to non-operating income	(2,548,066)	(1,664,063)	7,508,662
VAT and other similar items	7,390,506	8,241,982	6,042,032
Income attributable to non-controlling interest	1,949	(15,165)	45,538
Net cash provided by operating activities	122,051,640	155,666,240	145,909,503

The accompanying Notes 1 to 30 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2009 AND 2008

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

c) Price-level restatement

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Chilean Consumer Price Index published by the National Institute of Statistics (the “CPI”), applied one month in arrears, which was 7.4%, 8.9% and -2.3% for the years ended November 30, 2007, 2008 and 2009, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

Assets and liabilities that are denominated in inflation-indexed monetary units are stated at year-end values. The principal inflation-indexed monetary unit used in Chile is the UF that changes daily to reflect the changes in the CPI. Values for the UF are as follows (historical pesos per UF):

	December 31,
	2009	2008	2007
	Ch$	Ch$	Ch$
Unidades de Fomento (UF)	20,942.88	21,452.57	19,622.66

All amounts in the financial statements and notes are expressed in Chilean pesos of December 31, 2009 purchasing power, unless otherwise stated. For comparative purposes, the 2007 and 2008 financial statements, and the amounts disclosed in the related footnotes, have been restated in terms of Chilean pesos of December 31, 2009 purchasing power. This updating does not change the prior year’s statements or information in any way except to update the amounts to Chilean pesos of similar purchasing power.

d) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies were translated into Chilean pesos at the exchange rates reported by the Central Bank of Chile as follows:

	December 31,
	2009	2008	2007
	Ch$	Ch$	Ch$
United States dollars (US$)	507.10	636.45	496.89
Argentine pesos (A$)	133.45	184.32	157.79
Brazilian Real (R$)	291.24	272.34	280.52
Euros (€)	726.82	898.81	730.94

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

Considering that the number of new containers in circulation during a year is historically greater than the number of containers returned by clients in that same period, the liability for cash guarantees received, amounting to ThCh$ 8,932,492 and ThCh$ 9,869,901 as of December 31, 2009 and 2008, respectively, is presented under Other long-term liabilities in the balance sheet.

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

p) Staff severance indemnities and retention plan

The Company has recorded a liability for long-term severance indemnities in accordance with the collective bargaining agreements entered into with its employees in Chile. The indemnity is payable to employees at the rate of one full month’s salary for every year of service with the Company. This liability is shown at the present value of the projected benefits, considering the impacts of inflation, discounted at a rate of 4%. The benefit accrued as of the end of the year considers the average future service period for all employees covered by such agreements. The staff severance indemnities are included in short-term and long-term Other accrued liabilities in the consolidated balance sheets. Beginning in 2005 the Company also maintains a separate management retention plan which entitles certain selected executives to receive a fixed lump sum payment on a pre-determined date upon completion of service.  The resulting obligation under the provisions of this plan is shown under Other accrued liabilities in the consolidated balance sheets.

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

t)   Raw materials purchase commitments

Probable losses arising from fixed-price purchase commitments of raw materials are recognized in the consolidated statements of income at their fair value.

u)  Translation of financial statements in foreign currencies

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

v)    Cash flows

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

NOTE 3 - TIME DEPOSITS

Time deposits at each year-end consisted of the following:

	At December 31,
	2009	2008
	ThCh$	ThCh$
Local currency deposits	86,024,684	66,380,681
Foreign currency deposits	10,353,311	13,461,206
Total	96,377,995	79,841,887

NOTE 4 - MARKETABLE SECURITIES

Marketable securities at each year-end consisted of the followings:

	At December 31,
	2009	2008
	ThCh$	ThCh$
Mutual funds	16,061,717	15,581,679
Investments funds	2,479,375	10,094,963
Total	18,541,092	25,676,642

NOTE 5 - RECEIVABLES

Of the portfolio of receivables at December 31, 2009 98.9% corresponded to the softdrinks and other beverage business and 1.1% to the container business.  Details of receivables are as follows:

	At December 31,
	2009	2008
	ThCh$	ThCh$
Trade accounts receivable	54,674,879	46,584,566
Allowance for doubtful accounts	(976,229)	(908,653)
Subtotal trade accounts receivable (net)	53,698,650	45,675,913
Notes receivable	14,494,834	14,256,100
Allowance for doubtful accounts	(519,346)	(464,126)
Subtotal notes receivable (net)	13,975,488	13,791,974
Other receivables	11,387,967	13,102,942
Allowance for doubtful accounts	(193,413)	(151,322)
Subtotal other receivables	11,194,554	12,951,620
Total receivables	80,557,680	73,943,608
Total allowance for doubtful accounts	(1,688,988)	(1,524,101)
Total net receivables	78,868,692	72,419,507

Notes receivable consisted primarily of post-dated checks for the purchases of goods.  Other receivables consisted primarily of advance payments made to suppliers and amounts due from employees.

Gross balances outstanding for 90 days or less were ThCh$ 78,284,984 and ThCh$ 72,239,661 at December 31, 2009 and 2008, respectively. Gross balances outstanding for more than 90 days were ThCh$ 2,272,696 and ThCh$ 1,703,947 at December 31, 2009 and 2008, respectively.

The Company’s bad debt expense totaled ThCh$ 367,460 in 2009, ThCh$ 395,501 in 2008 and ThCh$ 338,578 in 2007.

NOTE 6 - AMOUNTS AND TRANSACTIONS WITH RELATED COMPANIES

Amounts payable and receivable with related companies correspond to transactions made on market terms.  These balances are generally due within approximately 45 days.

a)     Amounts receivable

		At December 31,
		Short – term		Long – term
Company	Transaction	2009	2008	2009	2008
		ThCh$	ThCh$	ThCh$	ThCh$
Embonor S.A.	Sale of products	559,884	2,103,383	—	—
Embotelladora Coca Cola Polar S.A.	Sale of products	444,063	771,826	—	—
Embotelladora Iquique S.A.	Sale of products	47,068	—	—	—
Coca Cola de Chile S.A.	Advertising	—	—	37,869	33,920
Total		1,051,015	2,875,209	37,869	33,920

b)    Amounts payable

		At December 31,
		Short – term		Long – term
Company	Transaction	2009	2008	2009	2008
		ThCh$	ThCh$	ThCh$	ThCh$
Coca Cola de Chile S.A.	Advertising	5,367,733	6,215,061	—	—
Recofarma Industrias do Amazonas Ltda.	Purchase of concentrate	3,914,755	4,075,374	—	—
Envases CMF S.A.	Purchase of raw materials	1,153,607	3,562,566	—	—
SPBR S.R.L.	Purchase of concentrate	1,716,164	1,920,906	—	—
Envases Central S.A.	Raw materials and finished products transactions	632,281	1,060,409	—	—
Envases del Pacífico S.A.	Purchase of raw materials	59,831	174,016	—	—
Vital Aguas S.A.	Finished products purchases	913,801	—	—	—
Embonor S.A.	Unearned income from sale commitments (1)	—	—	2,047,047	2,438,505
Embotelladora Coca Cola Polar S.A.	Unearned income from sale commitments (1)	—	—	518,720	626,684
Total		13,758,172	17,008,332	2,565,767	3,065,189

(1)          Corresponds to unearned income from sale commitments of Vital S.A.’s products to Embonor S.A. and Embotelladora Coca Cola Polar S.A., which will be realized along with future deliveries.

c)              Transactions with related companies, exceeding ThCh$ 200,000, were as follows:

			2009		2008		2007
Company	Relation	Transaction	Amount	(Charge) Credit to income	Amount	(Charge) Credit to income	Amount	(Charge) Credit to income
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Coca-Cola de Chile S.A.	Shareholder	Concentrate purchases	79,166,075	—	54,890,291		52,482,770	—
		Payment of advertising participation	5,734,098	(5,734,098)	3,021,897	(3,021,897)	4,394,977	(4,394,977)
		Sales of advertisement	3,627,587	—	1,701,238	—	3,777,403	—
		Other sales	1,036,370	—	2,553,039	—	1,957,136	—

Recofarma Industrias do Amazonas Ltda.	Shareholder related	Concentrate purchases	56,859,868	—	72,425,640	—	58,346,009	—
		Payment of advertising participation	11,333,220	(11,333,220)	8,146,573	(8,146,573)	3,520,513	(3,520,513)
		Reimbursement and other purchases	2,118,745	2,118,745	1,564,091	1,564,091	551,470	551,470

SPBR S.R.L.	Shareholder	Concentrate purchases	35,498,256	—	35,218,858	—	28,849,453	—

Envases Central S.A.	Equity investee	Finished product purchases	18,361,212	—	16,496,288	—	17,945,416	—
		Sales of raw materials and supplies	2,432,955	344,596	1,506,992	258,296	1,784,330	42,376

Envases CMF S.A.	Equity investee	Purchase of containers	9,693,910	—	15,806,860	—	17,152,905	—
		Sale of finished products	—	—	—	—	230,180	—
		Dividend payment	2,000,000	—	2,637,900	—	3,415,289	—
		Purchase of machinery and equipment	—	—	735,712	—	—	—

Iansagro S.A.	Director in common	Purchase of sugar	6,506,542		19,679,729	—	18,697,186	—

Coca Cola Embonor S.A.	Shareholder related	Sale of finished products	6,887,687	1,861,866	9,702,504	2,162,925	9,268,754	2,122,515
		Purchases of finished products	707,819	—	295,995	—	297,917	—

Embotelladora Coca Cola Polar S.A.	Shareholder related	Sale of products	4,199,630	779,541	5,468,736	633,931	5,494,202	1,102,201
		Purchase of finished products	60,722	—	—	—	—	—

Vendomática S.A.	Director related	Sale of finished products	1,639,692	557,495	1,533,668	460,101	1,556,133	466,840

Cican S.A.	Shareholder related	Purchases of finished products	—	—	—	—	1,549,493	—

Envases del Pacífico S.A.	Director in common	Purchase of raw materials	496,303	—	552,576	—	240,396	—

BBVA Administradora General de Fondos S.A.	Director related	Investments in mutual funds	43,045,413	—	15,211,317	—	47,357,485	—
		Redemption of mutual funds	40,176,629	124,832	15,211,317	—	49,305,115	—

Vital Aguas S.A.	Equity investee	Purchases of finished products	5,415,866	—	—	—	—	—

d)    Other transactions

Within the normal course of operations, the Company entered into an agreement in 2009 with IANSAGRO S.A., for the future supply of sugar at a fixed price for 48,000 tons of sugar to cover the Company’s needs. This agreement will expire during 2010.

At the same time, and in order to maintain a variable price of sugar, the Company signed an agreement in the London Stock Exchange for the future sale of sugar for the same amounts (tons) and expiring on the same date as the agreements mentioned in the previous paragraph, thereby these operations have been matched.

Both operations have been considered as a single operation that seeks to maintain a variable price for sugar, and therefore they have not been considered as a derivative operation.

NOTE 7 - INVENTORIES

Inventories at each year-end consisted of the following:

	At December 31,
		2009			2008
	Gross value	Obsolescence provision	Net value	Gross value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	20,800,029	(150,881)	20,649,148	15,334,996	(287,780)	15,047,216
Finished products	14,467,913	(39,563)	14,428,350	12,858,584	(184,460)	12,674,124
Products in process	779,744	—	779,744	1,493,592	—	1,493,592
Raw materials in transit	364,778	—	364,778	1,294,189	—	1,294,189
Total	36,412,464	(190,444)	36,222,020	30,981,361	(472,240)	30,509,121

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a)      General:

At December 31, 2009 and 2008, the Company has no accumulated taxable profits with shareholders credit.

b)      Deferred income taxes at each year-end were as follows:

	December 31, 2009				December 31, 2008
	Assets		Liabilities		Assets		Liabilities
	Short- term	Long-term	Short- term	Long-term	Short- term	Long-term	Short- term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary Differences
Allowance for doubtful accounts	108,120	94,194	—	—	276,138	104,910	—	—
Vacation accrual	224,837	—	—	—	222,918	—	—	—
Production expenses	18,518	—	—	—	14,109	—	—	—
Depreciation of property, plant and equipment	—	—	182,251	6,601,258	—	—	224,361	6,309,691
Staff severance indemnities	71,685	—	5,232	29,806	76,570	—	13,018	140,811
Provision for assets write-off	152,166	612,677	—	—	253,329	560,124	—	82,140
Provision for labor and commercial lawsuits	—	1,400,491	—	—	—	1,455,083	—	—
Tax loss carryforwards	—	1,821	—	—	1,603,116	—	—	—
Local bond issue expenses	—	—	—	83,436	—	—	—	86,978
Contingency provision	—	240,134	—	—	—	320,623	—	—
Income participation provision	1,118,706	—	—	—	598,489	—	—	—
Exchange rate difference	—	—	—	13,309,062	—	—	—	8,116,717
Temporary difference fiscal incentives-Brazil	—	—	—	2,683,002	—	—	—	923,238
Unrealized earnings	—	200,786	—	—	—	—	—	—
Other	1,069,012	494,080	1,743	54,154	746,260	363,145	185	—

Others
Complementary accounts, net of Amortization	—	—	—	(1,229,408)	—	—	—	(1,618,046)
Total	2,763,044	3,044,183	189,226	21,531,310	3,790,929	2,803,885	237,564	14,041,529

Short-term deferred tax assets are presented net of short-term deferred tax liabilities.  Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

c)     Income tax expense for each year was as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Current income tax expense	(25,202,316)	(23,544,570)	(25,061,042)
Tax expense adjustment (previous period)	(32,148)	464,364	397,819
Deferred income tax expense over assets or liabilities	(7,369,187)	(362,206)	(3,003,300)
Amortization of deferred income tax asset and liability complementary accounts	(383,809)	(416,913)	(1,127,788)
Other	621,556	(808,044)	205,478
Total	(32,365,904)	(24,667,369)	(28,588,833)

d)             Total income (loss) before income taxes and non-controlling interest arising from the different geographic sources is as follows:

Year ended December 31,	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
2009	45,244,073	57,058,824	16,983,289	119,286,186
2008	56,087,494	44,257,949	16,961,491	117,306,934
2007	58,242,469	47,291,080	9,921,456	115,455,005

NOTE 9 - OTHER CURRENT ASSETS

Other current assets at each year-end consisted of the following:

	At December 31,
	2009	2008
	ThCh$	ThCh$
Supplies	5,815,661	5,135,592
Forward agreement over existing items	—	1,015,925
Wells Fargo Investments funds (restricted)	3,180,618	—
Other	1,079,882	625,621
Total	10,076,161	6,777,138

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists principally of land, buildings, improvements and machinery and equipment. Machinery and equipment includes production lines and supporting equipment, sugar processing and liquefying equipment, transportation machinery, and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories.  These assets are distributed as follows:

Chile	:	Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo
Argentina	:	Buenos Aires, Mendoza, Córdoba, and Rosario
Brazil	:	Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazú, Espíritu Santo and Vitoria

During 2009 and 2008, the Company and its subsidiaries adjusted property, plant and equipment that management deemed to remain inactive for an indefinite amount of time, to their estimated realization value.  The resulting write-downs were recorded as Other non-operating expense, as follows:

	2009	2008
	ThCh$	ThCh$
Blowing plant and utilities implementations that will not be used (Machinery and equipment)	—	928,811
Others (Other property, plant and equipment)	100,000	179,984
Total	100,000	1,108,795

a)             Principal components of property, plant and equipment at each year-end are as follows:

	Balances at December 31, 2009			Balances at December 31, 2008
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated Depreciation	Net property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	18,356,668	—	18,356,668	19,958,341	—	19,958,341
Buildings and improvements	113,806,749	(45,445,276)	68,361,473	122,489,875	(47,512,143)	74,977,732
Machinery and equipment	270,383,074	(203,547,919)	66,835,155	292,803,494	(225,341,168)	67,462,326
Other property, plant and equipment	261,202,767	(211,883,222)	49,319,545	275,698,453	(217,762,453)	57,936,000
Technical reappraisal of property, plant and equipment	2,349,325	(724,911)	1,624,414	2,349,325	(715,205)	1,634,120
Total	666,098,583	(461,601,328)	204,497,255	713,299,488	(491,330,969)	221,968,519

b)   Other property, plant and equipment at each year-end are as follows:

	At December 31,
	2009	2008
	ThCh$	ThCh$
Containers	158,774,796	161,491,393
Refrigeration equipment and other assets	61,432,739	67,379,374
Furniture and tools	8,816,782	9,543,523
Other	32,178,450	37,284,163
Total other property, plant and equipment	261,202,767	275,698,453

c)             Technical reappraisal of property, plant and equipment at each year-end was as follows:

	Balances at December 31, 2009			Balances at December 31, 2008
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,569,096	—	1,569,096	1,569,096	—	1,569,096
Buildings and improvements	219,673	(164,356)	55,317	219,673	(159,667)	60,006
Machinery and equipment	560,556	(560,555)	1	560,556	(555,538)	5,018
Total	2,349,325	(724,911)	1,624,414	2,349,325	(715,205)	1,634,120

d)            Depreciation charges for the period amounted to ThCh$ 30,852,043 (ThCh$ 37,182,068 and ThCh$ 31,012,069 in 2008 and 2007, respectively) of which ThCh$ 20,757,724 (ThCh$ 27,297,542 and ThCh$ 22,844,984 in 2008 and 2007, respectively) are included under Cost of sales and ThCh$ 10,094,319 (ThCh$ 9,884,526 and ThCh$8,167,085 in 2008 and 2007, respectively) under Administrative and selling expenses in the income statement.

NOTE 11 - INVESTMENT IN UNCONSOLIDATED AFFILATES

Investments in related companies and the related direct participation in equity and unrealized results at each year-end were as follows:

		Functional	Ownership(*) Interest		Accrued income			Participation in Equity		Unrealized losses		Book value of investment
Company	Country	Currency	2009	2008	2009	2008	2007	2009	2008	2009	2008	2009	2008
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A.	Chile	Chilean pesos	50.00	50.00	286,453	1,156,368	870,914	18,615,088	19,503,584	(956,099)	(1,039,239)	17,658,989	18,464,345
Holdfab Participacoes Ltda.	Brazil	US dollars	12.33	14.73	1,012,084	542,635	108,533	6,862,491	6,914,415	—	—	6,862,491	6,914,415
Envases Central S.A.	Chile	Chilean pesos	49.91	49.91	297,017	213,003	885	3,067,674	2,759,579	(257,100)	(257,100)	2,810,574	2,502,479
Kaik Participacoes Ltda.	Brazil	US dollars	11.32	11.32	92,358	(76,005)	109,630	1,190,965	969,354	—	—	1,190,965	969,354
Cican S.A.	Argentina	US dollars	—	—	—	—	(295,572)	—	—	—	—	—	—
Vital Aguas S.A.	Chile	Chilean Pesos	56.50	56.50	165,356	—	—	2,642,224	—	—	—	2,642,224	—
Total					1,853,268	1,836,001	794,390	32,378,442	30,146,932	(1,213,199)	(1,296,339)	31,165,243	28,850,593

(*)         Corresponds to the number of shares and rights of Andina over the total shares and rights in each of the companies.  This percentage equals the voting right in each entity, where there are no preferential shares.

1              The main changes that occurred in the reported periods are the following:

•                      During an Extraordinary Shareholders’ Meeting held during April 2009, Vital Aguas S.A. decided to carry out a capital increase in the amount of ThCh$1,274,284 through the issuance of 5,000 shares of which Embotelladora Andina S.A. subscribed and paid 2,825 shares equal to ThCh$720,690

•                      On March 23, 2009, RJR Investments Corp. was dissolved. Subsidiary Rio de Janeiro Refrescos Ltda. held 100% ownership interest in said corporation.

•                  On February 12, 2009 our subsidiary in Brazil Rio de Janeiro Refrescos Ltda., met the capital increase agreed upon by Holdfab Participacoes Ltda., in which it holds an ownership interest of 14.732%, by payment of the amount of ThCh$184,234.

•                  In June 2008, Embotelladora Andina S.A. acquired a 48% ownership interest in Embotelladoras del Sur S.A. for ThCh$736,248. Subsequent to the acquisition, Embotelladora Andina S.A. made a capital contribution in the amount of ThCh$377,513.

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

•                  In November 2007, the Company´s subsidiary Embotelladora del Atlantico S.A. sold its 15.20% ownership interest in Cican S.A. to Femsa at ThCh$722,958. This sale resulted in a loss of ThCh$91,020 which was recorded in the Income Statement under other non-operating expenses.

•                  The equity investee Centralli Refrigerante S.A., Brazil, has negative shareholders´ equity, which is provisioned in the corresponding equity proportion. Ownership is 25%. As of December 31, 2009 and 2008, such provision amounted to ThCh$ 168,586 and ThCh$ 147,714, respectively, and is included under Other long-term liabilities.

•                  The investment in Envases Central S.A. is presented net of unrealized income generated in December 1996 related to the sale of the property located in Renca. Total unrealized income amounted to ThCh$ 257,100 and will be recognized upon the sale of the land to a third party.

•                  The investment in Envases CMF S.A. is presented net of unrealized income of ThCh$956,099 originated in June 2001 from the purchase of machinery and equipment from the Company’s subsidiary Envases Multipack S.A.   Unrealized income is recognized in earnings over the remaining useful life of the assets sold to Envases CMF S.A.  In 2009 and 2008, the Company realized ThCh$ 83,140 each year for this concept.

•                  The equity gain recognized from the investment in Envases CMF S.A. is presented net of unrealized income related to the sale of bottles from Envases CMF S.A. to Andina.  As of December 31, 2009 this amounts to ThCh$ 908,189 (ThCh$ 1,107,146 and ThCh$ 1,123,924 as of December 31, 2008 and 2007, respectively).

•                  During 2009, Envases CMF S.A. distributed dividends to Andina amounting to ThCh$ 2,000,000 (ThCh$ 2,637,900 during 2007).

•                  During 2007, Kaik Participacoes Ltda. distributed dividends to Refrescos amounting to ThCh$ 792,023.

•                  Unrealized income corresponds to transactions between subsidiaries and/or the Parent Company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Vital Aguas S.A. (purchase of property, plant and equipment): ThCh$(12,299) in 2009.

Envases Central S.A. (purchase of finished products): ThCh$(11,078) in 2009 (ThCh$(1,951) in 2008)

2                  No liabilities have been designated as hedging instruments for investments abroad.

3                  Income likely to be remitted by subsidiaries abroad amounts to US$360 million.

4                  The investment in Kaik Partipacoes Ltda. (Brazil), where the Company holds an indirect ownership of 11.32%, has been accounted for under the equity method, as described in Note 1 l), since the Company has the right to designate a director.

NOTE 12 - GOODWILL

Goodwill at each year-end and the corresponding amortization for each year were as follows:

	At December 31,
	2009		2008		2007
	Amortization during the year	Goodwill balance	Amortization during the year	Goodwill balance	Amortization during the year	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	3,437,386	29,447,916	4,179,341	40,098,729	3,576,885	37,818,426
Embotelladora del Atlántico S.A.	2,656,734	16,645,939	3,257,717	23,669,153	2,769,727	22,893,369
Vital S.A.	—	—	—	—	571,926	—
Total	6,094,120	46,093,855	7,437,058	63,767,882	6,918,538	60,711,795

Accumulated amortization of goodwill was ThCh$ 127,540,379 and ThCh$ 121,446,259 at December 31, 2009 and 2008, respectively.

NOTE 13 - OTHER LONG-TERM ASSETS

Other long-term assets at each year-end were as follows:

	At December 31,
	2009	2008
	ThCh$	ThCh$
Judicial deposits (Brazil)	11,359,520	7,868,001
Transfer fiscal credit (Brazil)	6,149,540	5,417,717
Prepaid expenses	2,608,855	2,797,878
Bond issuance expense and par value difference	2,643,296	3,227,290
Spare parts	1,924,042	1,509,340
Non-operating assets	1,282,151	2,644,097
Other	83,740	54,334
Total	26,051,144	23,518,657

NOTE 14 - SHORT-TERM BANK BORROWINGS

a)     Short-term bank borrowings were as follows:

	At December 31,
	Currency or indexation adjustment
	Foreign currencies		Non-indexed Ch$		Total
	2009	2008	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco Galicia	129,455	3,656,287	—	—	129,455	3,656,287
Banco de Chile	—	—	—	977	—	977
Banco BBVA Frances.	—	2,028,514	—	—	—	2,028,514
Banco Nvo Santa Fe	243,723	—	—	—	243,723	—
Total	373,178	5,684,801	—	977	373,178	5,685,778
Principal due	368,194	5,304,600	—	977	368,194	5,305,577
Weighted average annual interest rate					10.44	17.64

At December 31, 2009 and 2008, the Company had approximately Ch$76,259 and Ch$106,792 million, respectively, available through short-term lines of credit.  The aggregate outstanding amount of these lines of credit at December 31, 2009 and 2008 was approximately Ch$811 million and Ch$7,332 million, respectively.

b)    Current portion of long-term bank borrowings:

	At December 31,
	Currency or indexation adjustment:
	Foreign currencies
Bank	2009	2008
	ThCh$	ThCh$
Banco Alfa	122,704	112,020
Banco Votorantim	119,555	109,185
Total	242,259	221,205
Principal due	241,242	220,564
Weighted average annual interest rate	10.79%	10.51%

NOTE 15 - LONG-TERM BANK BORROWINGS

Long — term bank borrowings were as follows:

		At December 31,
		Current year-end					Prior year-end
		Years to maturity
Bank	Currency	2011	2012	2013	Total long-term at year-end	Average annual interest rate	Total long-term at year-end	Average annual interest rate
		ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%
Banco Votorantim	R$	119,556	29,889	—	149,445	9.40	244,941	9.86
Banco Alfa	R$	51,127	—	—	51,127	10.79	159,002	11.20
Total		170,683	29,889	—	200,572		403,943

NOTE 16 - BONDS PAYABLE

1    Details of bonds payable are as follows:

Instrument subscription or		Nominal		Interest		Interest	Next capital	Par value		Placement in Chile
identification number	Series	value	Currency	rate	Maturity date	paid	amortization	2009	2008	or abroad
				%				ThCh$	ThCh$
Current portion of bonds payable
Register 254 SVS June 13, 2001	B	3,638,2610	UF	6.500	June 1, 2026	Half -yearly	Jun. 2010	3,117,629	2,694,306	Chile
Total current maturities								3,117,629	2,694,306

Long - term portion of bonds payable
Register 254 SVS June 13, 2001	B	3,638,261	UF	6.500	June 1, 2026	Half -yearly	Jun. 2010	73,484,258	75,268,046	Chile
Total long-term								73,484,258	75,268,046

Accrued interest included in current portion of bonds payable on the consolidated balance sheets amounted to ThCh$406,229 and ThCh$ 413,456 at December 31, 2009 and 2008, respectively.

2    Scheduled maturities of the long-term bonds payable at December 31, 2009 were as follows:

							Total
		Years to maturity					long-term
	Series	2011	2012	2013	2014	Thereafter	at year-end
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Register 254 SVS June 13, 2001	B	2,887,641	3,075,339	3,275,234	3,488,124	60,757,920	73,484,258
Total		2,887,641	3,075,339	3,275,234	3,488,124	60,757,920	73,484,258

The Company’s restrictions regarding the issue of bonds are set forth in Note 26.

3      The risk classification of outstanding bonds is as follows:

Bonds issued in the US market:

A             :       Rating according to Fitch Ratings Ltd.

Bonds issued in the local market:

AA+       :       Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA         :       Rating according to Feller Rate Clasificadora de Riesgo Ltda.

4      Bond repurchases

During 2000, 2001, 2002, 2007 and 2008, Embotelladora Andina S.A. repurchased bonds issued in the US market through its subsidiary Abisa Corp S.A. for a total amount of US$350 million, of which US$200 million remain outstanding, which are presented deducting the long-term liability from the bonds payable account.

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

NOTE 17 - OTHER ACCRUED LIABILITIES

Other accrued liabilities at each year-end consisted of the following:

	At December 31,
	Short — term		Long — term
	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$
Staff severance indemnities and (1) retention plan	984,689	771,723	9,006,580	8,204,888
Contingency provisions	38,878	42,441	4,253,676	2,644,291
Provision for Brazilian banking taxes (2)	2,299,789	2,884,039	2,108,140	5,527,745
Total	3,323,356	3,698,203	15,368,396	16,376,924

(1)          As of December 31, 2008, the Company modified the discount rate of the present value of accrued staff benefits from 7% to 4% to adjust to current market conditions.  The impact of this change was a ThCh$932,639 charge to income and was recorded under Other Non-Operating Expenses.

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

NOTE 18 - STAFF SEVERANCE INDEMNITIES AND RETENTION PLAN

Movements in the provision for staff severance indemnities and retention plan were as follows:

	At December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Beginning balance	9,179,042	6,969,788	6,626,265
Provision for the period	2,992,343	2,982,151	1,143,115
Payments	(2,180,116)	(975,328)	(179,279)
Ending balance	9,991,269	8,976,611	7,590,101

NOTE 19 - OTHER LONG-TERM LIABILITIES

Other long — term liabilities at each year-end consisted of the following:

	At December 31,
	2009	2008
	ThCh$	ThCh$
Deposits for containers	8,932,492	9,869,901
Participation acquisition of assets	1,546,904	2,003,659
Advertising agreements	149,810	271,398
Other	637,961	564,559
Total	11,267,167	12,709,517

NOTE 20 — NON-CONTROLLING INTEREST

As of December 31, 2009, 2008 and 2007, non-controlling interest is comprised as follow:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Composition of non-controlling interest:

Vital Aguas S.A.	—	1,342,632	1,359,809
Embotelladora del Atlántico S.A.	10,409	11,338	9,635
Andina Inversiones Societarias S.A.	23	21	17
Total	10,432	1,353,991	1,369,461

Composition of Income attributable to non-controlling interest:

Vital Aguas S.A.	—	17,178	(44,733)
Embotelladora del Atlántico S.A.	(1,947)	(2,009)	(798)
Andina Inversiones Societarias S.A.	(2)	(4)	(7)
Total.	(1,949)	15,165	(45,538)

NOTE 21 - SHAREHOLDERS’ EQUITY

a)              The movements in shareholders’ equity of the Company during each of the three years ended December 31, 2009 were as follows:

	Paid-in capital	Other reserves	Retained earnings from prior years	Net income for the year	Interim dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At January 1, 2007	202,060,999	1,750,274	10,005,032	74,355,094	(13,438,065)	274,733,334
Prior year income allocation	—	—	60,917,029	(74,355,094)	13,438,065	—
Dividends paid	—	—	(60,917,378)	—	(16,764,054)	(77,681,432)
Price-level restatement of equity	14,952,514	129,522	1,166,767	—	(430,277)	15,818,526
Cumulative translation adjustment of foreign investments	—	(13,323,239)	—	—	—	(13,323,239)
Net income for the year	—	—	—	81,601,944	—	81,601,944
At December 31, 2007	217,013,513	(11,443,443)	11,171,450	81,601,944	(17,194,331)	281,149,133

Balance at December 31, 2007 restated in constant Chilean pesos of December 31, 2009	230,892,178	(12,175,284)	11,885,902	86,820,633	(18,293,960)	299,129,469

At January 1, 2008	217,013,513	(11,443,443)	11,171,450	81,601,944	(17,194,331)	281,149,133
Prior year income allocation	—	—	64,407,613	(81,601,944)	17,194,331	—
Dividends paid	—	—	(55,185,668)	—	(16,764,054)	(71,949,722)
Price-level restatement of equity	19,314,203	(1,018,466)	2,808,355	—	(407,925)	20,696,167
Cumulative translation adjustment of foreign investments	—	21,517,062	—	—	—	21,517,062
Net income for the year	—	—	—	94,835,957	—	94,835,957
At December 31, 2008	236,327,716	9,055,153	23,201,750	94,835,957	(17,171,979)	346,248,597

Balance at December 31, 2008 restated in constant Chilean pesos of December 31, 2009	230,892,178	8,846,885	22,668,115	92,654,730	(16,777,023)	338,284,885

At January 1, 2009	236,327,716	9,055,153	23,201,750	94,835,957	(17,171,979)	346,248,597
Prior year income allocation	—	—	77,663,978	(94,835,957)	17,171,979	—
Dividends paid	—	—	(45,606,209)	—	(16,764,054)	(62,370,263)
Price-level restatement of equity	(5,435,538)	(208,269)	(2,183,092)	—	(33,528)	(7,860,427)
Cumulative translation adjustment of foreign investments	—	(26,357,734)	—	—	—	(26,357,734)
Net income for the year	—	—	—	86,918,333	—	86,918,333
At December 31, 2009	230,892,178	(17,510,850)	53,076,427	86,918,333	(16,797,582)	336,578,506

b)    Number of shares:

Series	Subscribed shares	Paid-in shares	Shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

The preferential rights of each series of shares are as follows:

•                  Series A:    The right to elect 6 of the 7 directors and their respective alternates.

•                  Series B:     The right to receive 10% more of all dividend distributions than Series A shareholders and to elect 1 of the 7 directors.

c)              Capital:

Series	Subscribed capital	Paid-in capital
	ThCh$	ThCh$

A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

d)            Other reserves:

Other reserves at each year-end were as follows:

	2009	2008	2007
	ThCh$	ThCh$	ThCh$

Reserve for cumulative translation adjustments (1)	(18,663,859)	7,693,875	(13,328,295)
Reserve for technical reappraisal of property, plant and equipment	68,854	69,414	71,591
Other reserves	1,084,155	1,083,596	1,081,420
Total	(17,510,850)	8,846,885	(12,175,284)

(1)          The reserve for cumulative translation adjustments complies with Technical Bulletin No. 64 of  the Chilean Institute of Accountants and Official letter No. 5,294 issued by the SVS.

The composition of this reserve was as follows:

Subsidiary	Balance at January 1, 2009	Foreign exchange losses generated during the year	Release / transfers of reserve(*)	Balance at December 31, 2009
	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda	4,396,522	(16,657,402)	61,305	(12,199,575)
Embotelladora del Atlántico S.A.	3,297,353	(9,761,637)	—	(6,464,284)
Total	7,693,875	(26,419,039)	61,305	(18,663,859)

(*)         During 2009, the Company received dividend payments from its subsidiaries Rio de Janeiro Refrescos Ltda. and Embotelladora del Atlántico S.A. for ThCh$23,026,558 and ThCh$4,014,692 respectively. The dividends distribution and the capital remittances triggered a pro-rata recognition in income of the cumulative translation reserve.

Subsidiary	Balance at January 1, 2008	Foreign exchange gains generated during the year	Release / transfers of reserve (*)	Balance at December 31, 2008
	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda	(8,059,234)	12,330,990	124,766	4,396,522
Embotelladora del Atlántico S.A.	(5,269,061)	6,292,354	2,274,060	3,297,353
Total	(13,328,295)	18,623,344	2,398,826	7,693,875

(*)         During 2008, the Company received dividend payments from its subsidiaries Rio de Janeiro Refrescos Ltda. and Embotelladora del Atlántico S.A. for ThCh$37,148,256 and ThCh$7,760,919. The dividends distribution and the capital remittances triggered a pro-rata recognition in income of the cumulative translation reserve.

Subsidiary	Balance at January 1, 2007	Foreign exchange losses generated during the year	Release / transfers of reserve(*)	Balance at December 31, 2007
	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda	(894,227)	(9,965,890)	2,800,883	(8,059,234)
Embotelladora del Atlántico S.A.	1,741,231	(8,014,836)	1,004,544	(5,269,061)
Total	847,004	(17,980,726)	3,805,427	(13,328,295)

(*)         During 2007, the Company received dividend payments from its subsidiary Rio de Janeiro Refrescos Ltda. for ThCh$33,025,762. In 2007 it also received   capital remittances from Embotelladora del Atlántico S.A. for ThCh$28,362,452. The dividends distribution and the capital remittances triggered a pro-rata recognition in income of the cumulative translation reserve.

NOTE 22 - OTHER NON-OPERATING INCOME AND EXPENSES

Other non-operating income during each year was as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Prior period adjustment related to judicial deposits (Brazil)	2,221,960	—	—
Re-estimation useful life prior years property, plant and equipment	894,893	—	—
Tax recoveries - Pis Cofins	—	—	1,459,635
Recovery of prior year taxes	—	—	2,886,265
Reversal of impairment loss on fixed asset (2)	—	5,100,990	4,890,512
Adjustments to guarantees received for containers	—	—	373,471
Gain on sale of plant, property and equipment	296,775	268,438	—
Other income	808,847	834,462	235,753
Subtotal	4,222,475	6,203,890	9,845,636
Translation adjustment (3)	5,371,504	—	3,223,066
Total	9,593,979	6,203,890	13,068,702

Other non-operating expenses during each year were as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$

Bank taxes (4)	(2,074,742)	(2,613,658)	(3,139,082)
Obsolescence and write-offs of property, plant and equipment	(100,000)	(1,108,795)	(1,091,243)
Write-off intangible Benedictino	—	(1,113,761)	—
Loss on sale of property, plant and equipment	—	—	(156,084)
Provision for labor, tax and commercial lawsuits	(770,762)	(928,134)	(748,043)
Lawsuit fees	(283,323)	(907,880)	—
Cumulative translation reserve realized (5)	(61,305)	(2,398,826)	(3,809,236)
Provision for equity investee Centralli Refrigerantes S.A.	(1,346)	(111,015)	—
One-time previous years territory taxes in Brazil	—	(396,295)	—
Provision for staff severance indemnities and retention plan	(276,008)	(932,639)	—
Donations	(175,000)	(331,845)
Other expenses	(1,589,470)	(1,209,978)	(1,148,215)
Subtotal	(5,331,956)	(12,052,826)	(10,091,903)
Translation adjustment (3)	—	(4,001,234)	—
Total	(5,331,956)	(16,054,060)	(10,091,903)

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

(5)          During 2009, 2008 and 2007, the Company received dividend payments from its subsidiary Rio de Janeiro Refrescos Ltda. for ThCh$23,026,558, ThCh$37,148,256, ThCh$, and ThCh$33,025,762 respectively. In 2009 and 2008 it also received dividend payments for ThCh$4,014,692 and ThCh$7,760,919  respectively. In 2007 it also received capital remittances from Embotelladora del Atlántico S.A. for ThCh$28,362,452. The dividends distribution and the capital remittances triggered a pro-rata recognition in income of the cumulative translation reserve.

NOTE 23 - FOREIGN CURRENCY

At December 31, 2009 and 2008, the Company had the following assets and liabilities denominated or measured in U.S. dollars, Brazilian reals and Argentine pesos, which have been translated into Chilean pesos in accordance with Note 1 d) and 1 v):

	2009				2008
Assets	US dollars	Brazilian reals	Argentine pesos	Euros	US dollars	Brazilian reals	Argentine Pesos	Euros
	(in thousands)				(in thousands)
Cash	166	42,547	4,390	—	2,350	26,200	12,511	—
Time deposits	—	35,494	121	—	21,102	112	—	—
Marketable securities (net)	12,301	—	—	—	15,769	216	—	—
Receivables (net)	2,124	117,264	33,865	—	1,482	102,077	46,790	—
Inventories	2,451	39,516	118,411	—	1,954	45,302	47,939	—
Other current assets	1,519	18,841	14,719	—	1,972	21,284	13,787	—
Property, plant and equipment	212,543	—	—	—	194,617	—	—	—
Investments in unconsolidated affiliates	—	27,652	—	—	—	28,949	—	—
Investments in other companies	155	—	—	—	113	—	—	—
Goodwill (net)	89,241	—	—	—	100,193	—	—	—
Other long-term assets	229	68,046	19,323	—	269	57,905	18,430	—
Total assets	320,729	349,360	190,829	—	339,821	282,045	139,457	—

	2009				2008
Liabilities	US dollars	Brazilian reals	Argentine pesos	Euros	US dollars	Brazilian Reals	Argentine pesos	Euros
	(in thousands)				(in thousands)
Obligations with banks and financial institutions	—	1,521	2,796	—	—	9,744	19,837	—
Accounts payable	2,267	98,161	95,669	66	5,769	86,411	87,837	12
Other accrued liabilities	—	—	—	—	—	35,011	8,439	—
Bonds payable	—	—	—	—	—	—	—	—
Provision	—	26,314	7,718	—	—	—	—	—
Other	—	100,299	103,914	—	—	67,496	84,484	—

Total liabilities	2,267	226,295	210,097	66	5,769	198,662	200,597	12
Total net assets (liabilities)	318,462	123,065	(19,268)	(66)	334,052	83,383	(61,140)	(12)

NOTE 24 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions or events to consider which have not been revealed in these financial statements and accompanying notes.

The following are investing and financing activities during the period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments:

	For the years ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Investing activities:
Fixed assets additions	1,729,073	1,101,555	6,365,567
Sale of property, plant and equipment	21,802	20,170	3,207

Financing activities:
Dividend payment	5,588,018	5,459,494	5,945,389

NOTE 25 - DERIVATIVE CONTRACTS

For the year ended December 31, 2009, the Company recorded net income from derivative instruments of ThCh$ 700,708 as Financial income in the consolidated statements of income (net gain of ThCh$ 12,081,583 and ThCh$14,239,004 for the year ended December 31, 2008 and 2007 respectively).

The Company had the following derivative contracts at December 31, 2009 (for presentation purposes, individual contracts were summarized and allocated to each quarter based on their maturities):

			Net carrying	Deferred
Derivative	Maturity	Description	values	gain/(loss)
			ThCh$	ThCh$
Forward contract	I Quarter 2010	Currency exchange UF	13,083	13,083
Total			13,083	13,083

As of December 31, 2009, total notional amounts for derivative contracts outstanding were:

Forward contracts:             UF 143,115 (Sell)

The Company had the following derivative contracts at December 31, 2008 (for presentation purposes, individual contracts were summarized and allocated to each quarter bases on their maturities):

			Net carrying	Deferred
Derivative	Maturity	Description	values	gain/(loss)
			ThCh$	ThCh$
Forward contract	I Quarter 2009	Currency exchange US$	1,015,925	175,959
Futures contract	II Quarter 2009	Currency exchange US$	—	(6,732)
Total			1,015,925	169,227

As of December 31, 2008, total notional amounts for derivative contracts outstanding were:

Forward contracts:             US$ 19,206,398 (Buy) and US$ 32,885,556 (Sell)

NOTE 26 - COMMITMENTS AND CONTINGENCIES

a.                                       Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or result of operations.

1)              Embotelladora del Atlántico S.A. faces labor and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,029,938 (ThCh$1,555,481 in 2008). In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

2)              Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits amount to ThCh$3,255,782 (ThCh$1,084,276 in 2008). In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

3)              Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency arising from these lawsuits amount to ThCh$6,834 (ThCh$7,862 in 2008). In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

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

The bond issue and placement by Andina in the Chilean market in 2001 of UF 3,700,000 is subject to the following restrictions:

•                  Andina must maintain a leverage ratio, defined as total debt/consolidated equity lower than 1.20. For purposes of calculating the leverage ratio, total debt includes; (i) short-term bank liabilities, (ii) the current portion of long-term bank liabilities, (iii) short-term liabilities and promisory notes, (iv) the current portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means total shareholders’ equity plus non-controlling interest.

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

At December 31, 2009 and 2008 the Company was in compliance with the aforementioned covenants.

c.               Direct guarantees and restricted assets

Direct guarantees and restricted assets at December 31, 2009 were as follows:

	Debtor		Assets involved		Book	Balances pending payment at year end		Year of expiration December 31,
Guarantee creditor	Name	Relation	Guarantee	Type	Value	2009	2008	2010	2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

State of Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Real estate property	11,420,510	11,826,943	10,805,073	—	—

Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long-term asset	14,791,035	—	—	—	—

Ezeiza Customs	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Export of molds	17,882	—	—	—	—
Ezeiza Customs	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Raw materials imports	36,031	—	—	—	—

Aga S.A.	Embotelladora Andina S.A.	Parent company	Guarante receipt	Agreement	—	152,130	—	—	152,130

Serviu Region Metropolitana	Embotelladora Andina S.A.	Parent company	Guarante receipt	Guarante receipt	—	2,727	—	—	2,727

Escuela Militar	Embotelladora Andina S.A.	Parent company	Guarante receipt	Guarante receipt	—	1,525	—	1,525	—

d.         Contractual obligations

The following table summarizes the contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by period
	Maturity
	2010	2011	2012	2013	More than 4 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Long-term debt	242,259	170,683	29,889	—	—	442,831
Short-term debt	373,178	—	—	—	—	373,178
Bonds payable	3,117,629	2,887,641	3,075,339	3,275,234	64,246,044	76,601,887
Brazilian banking taxes	2,299,789	2,108,140	—	—	—	4,407,929
Subtotal-included in our balance sheet	6,032,855	5,166,464	3,105,228	3,275,234	64,246,044	81,825,825

Operating lease obligations	2,120,975	308,670	284,462	245,215	715,212	3,674,534
Purchase obligations	5,349,336	843,934	—	—	—	6,193,270
Others	4,859,113	4,816,250	4,470,234	4,268,231	30,047,273	48,461,101
Subtotal-not included in our Balance sheet	12,329,424	5,968,854	4,754,696	4,513,446	30,762,485	58,328,905
Total contractual obligations	18,362,279	11,135,318	7,859,924	7,788,680	95,008,529	140,154,730

NOTE 27 - GUARANTEES RECEIVED FROM THIRD PARTIES

Guarantees received from third parties at December 31, 2009 were as follows:

Guarantor	Type of Guarantee	Amount	Currency	Transaction

AGA S.A.	Receipt	600,000	US$	Supply agreeement
Several Clients	Deposits	3,768,943	US$	Guarantee over containers (bottles)
Confab	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Russel W. Coffin	Letter of credit	53,014,484	US$	Purchase of Nitvitgov Refrigerantes S.A.
Mac Coke Distribuidora de Bebidas	Mortgage	369,860	US$	Distributor credit
Zulemar Comercio de Bebidas	Mortgage	304,952	US$	Distributor credit
Dist Real Cola	Mortgage	184,362	US$	Distributor credit
Soc. Com. Champfer	Mortgage	832,759	US$	Distributor credit
Motta Distribuidora de Bebidas	Mortgage	1,263,496	US$	Distributor credit
Franciscana Dist.	Mortgage	220,331	US$	Distributor credit
Soberana de Carmo Dist Beb	Mortgage	149,495	US$	Distributor credit
Aguiar Dist. de Bebidas	Mortgage	351,607	US$	Distributor credit
Asxt Fluminense Dist. Bebidas	Mortgage	321,617	US$	Distributor credit
Trasporte Rigar S.R.L.	Guarantee insurance	131,579	US$	Supplier
Siemens S.A.	Guarantee insurance	64,763	US$	Supplier
Catering Argentina S.A.	Guarantee insurance	235,000	US$	Supplier
La Isla Sur S.R.L.	Guarantee insurance	190,841	US$	Supplier
Atanor	Guarantee insurance	17,105,263	US$	Supplier
KHS Corpoplast	Guarantee insurance	896,875	US$	Supplier
Thermedics Detections de Argentina S.A.	Guarantee insurance	112,147	US$	Supplier

NOTE 28 - SUBSEQUENT EVENTS

•             On February 27th, an earthquake shook the central-south zone of Chile.  The main beverage plant located in San Joaquín suffered no material damage, so the production and sale of beverages resumed March 1st in the afternoon.  Vital Aguas S.A., a subsidiary located in Rengo, suffered virtually no damage and its operations resumed at dawn on March 1st. Envases Central (ECSA, canned beverages and individual PET bottle beverages) and Vital S.A. (Juices) suffered moderate damage to their production lines, so they gradually began to resume production 7 days (ECSA) and 5 days (Vital S.A.) later.

•                  On April 28, 2010, final dividend number 170 was paid from 2009 revenues as follows:

a)              Ch$11.70 for each series A share; and

b)             Ch$12.87 for each series B share.

•                  On May 18, 2010, final additional dividend number 171 was paid from retained earnings as follows:

a)              Ch$50.00 for each series A share; and

b)              Ch$55.00 for each series B share.

•                  No other significant events have occurred between December 31, 2009 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

NOTE 29 — IMPLEMENTATION OF INTERNATIONAL ACCOUNTING STANDARDS

It is of public knowledge that the country is committed to the development of a convergence plan to fully adopt International Financial Reporting Standards (IFRS), based on a progressive calendar as from year 2009.  In accordance with the regulations established by the Chilean Institute of Accountants on this matter and what has been specifically established by official letters N°427 and N°485 of the Superintendencia de Valores y Seguros (Superintendence of Securities and Insurance. As a result, there were changes that affected the beginning balance of shareholders’ equity as of January 1, 2010, and the determination of results for future periods will also be affected. Additionally, for comparative purposes, the financial statements for the year 2009 must be reported in accordance with the new standards, that when reported in such a manner, may differ from the ones presented herein.

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

1                  Differences in measurement methods

a)              Inflation accounting

The cumulative inflation rate in Chile as measured by the CPI in the three-year period ended December 31, 2009 was approximately 14.3%.

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

The price-level restatement was determined under Chilean GAAP by restating the following non-monetary assets and liabilities as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Shareholders’ equity	7,860,427	(20,220,155)	(16,830,168)
Liabilities	2,023,263	(8,916,903)	(10,479,685)
Property, plant and equipment	(2,366,729)	8,823,418	6,513,877
Current assets	(2,745,977)	9,847,761	3,435,565
Other assets	(4,188,420)	11,298,506	14,772,611
Adjustment of balance sheet accounts	582,564	832,627	(2,587,800)
Adjustment of income statement accounts	(36,070)	(2,874,052)	(2,245,788)
Price level restatement expense	546,494	(2,041,425)	(4,833,588)

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

For U.S. GAAP purposes, the Company applied ASC 740, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities at enacted rates expected to be in effect when such amounts will be realized.  A valuation allowance is provided against deferred tax assets that are not recoverable on a more-likely-than-not basis.

The effect of provisioning for deferred income taxes for the differences between the amounts shown for assets and liabilities in the consolidated balance sheets and the tax bases of those assets and liabilities under US GAAP and the remaining effects from the implementation of TB 60 are included in paragraph (o) below and certain disclosures required under ASC 740 are set forth under paragraph 2 a) below.

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

Under U.S. GAAP, goodwill and other intangibles are accounted for under ASC 805, “Business Combinations” and ASC 350, “Goodwill and Other Intangible Assets”.  ASC805 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method of accounting after this date.  With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill.  If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to noncurrent assets (except long-term investments in marketable securities) in determining their fair values.  If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain.  ASC 805 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

ASC 350, “Goodwill and Other Intangible Assets” establishes the following:

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

ASC 350 became effective for years beginning after December 15, 2001.  Accordingly,  goodwill amortization was ceased for U.S. GAAP purposes beginning in 2002.  The effects of eliminating goodwill amortization recognized for Chilean GAAP purposes are included in the reconciliation of Chilean GAAP to U.S. GAAP under paragraph (o) below.

g)                                     Joint venture accounting

In accordance with Chilean GAAP, in June 2001 the Company recognized a gain of ThCh$ 7,448,939 on the sale of property, plant and equipment to CMF upon the formation of this joint venture with Cristalerías.  In addition, the Company wrote-off the basis difference of ThCh$ 2,202,256 between its investment in and its share of the net equity of the joint venture.  Accordingly, the Company recognized a net gain before income taxes of ThCh$ 5,246,683.

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

h)                                     Investment securities

Under Chilean GAAP, long-term investments in bonds and time deposits held by the Company are carried at cost plus accrued interest.  Under ASC 320, “Accounting for Certain Investments in Debt and Equity Securities”, investment securities, which include debt and certain equity securities, are accounted for as follows:

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

For the purposes of ASC 320, the Company’s long-term investments in bonds are classified as available for sale securities. The effect of the difference between Chilean GAAP and U.S. GAAP in accounting for the Company’s long-term investments in bonds is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (o) below.

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

During 2009, 2008 and 2007, the dividends paid by the Company’s subsidiary Río de Janeiro Refrescos Ltda. and the capital remittances from Embotelladora del Atlántico S.A., generated a loss of ThCh$ 61,305, ThCh$2,398,826 and ThCh$3,809,236 respectively due to the reversal of the cumulative translation reserve.

Under U.S. GAAP as set forth in ASC 830, “Foreign Currency Translation”, the accumulated translation adjustment of foreign investments account is realized in the results of the period only upon the sale or upon the complete or substantially complete liquidation of an investment in a foreign entity.  The effect of reversing this loss is included in the reconciliation of Chilean GAAP to U.S. GAAP in paragraph (o) below.

k)                                      Derivative financial instruments

At December 31, 2009, 2008 and 2007, the Company had derivative contracts consisting of forward contracts to purchase US dollars and cross-currency swap agreements (UF/US$).  The forward contracts were obtained to protect the Company from foreign exchange risk, mainly with respect to future purchases of raw materials denominated in US dollars.  The cross-currency swap agreements were obtained to mitigate foreign exchange risk with respect to the US dollar-denominated bond investments held by the Company.  In 2009, the Company also entered into futures contracts for the sale of sugar.  These contracts expired in October 2010.  These contracts were obtained to hedge the changes in the fair value of purchase commitments originated by market fluctuations in the price of sugar, however, as described in Note 6 d), this transaction has not been treated as a derivative under Chilean GAAP.  This transaction has been treated together with the agreement entered into with Iansagro, as a transaction to keep sugar prices variable.

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

For U.S. GAAP reconciliation purposes only, the Company has adopted ASC 815 “Accounting for Derivative Instruments and Hedging Activities”, as amended by ASC 815 on the same matter (collectively referred to herein as “ASC 815”).  ASC 815 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognized all derivatives as either assets or liabilities in its consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or to the variability of the cash flows that are to be received or paid in connection with a recognize asset or liability or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, a foreign-currency-denominated forecasted transaction or a recognized asset or liability.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The Company has not completed the documentation necessary to qualify the contracts designated as hedges for Chilean GAAP purpose, as hedges for U.S. GAAP purposes.  Accordingly, the unrealized loss deferred under Chilean GAAP of ThCh$ 2,066,428 in 2009 (income deferred of ThCh$ 169,227 in 2008) represents a difference from U.S. GAAP that is included in paragraph (o) below.  Additional information concerning derivative financial instruments that is required to be disclosed under ASC 815 is set forth below in paragraph 2 e).

l)      Mandatory dividend

As required by the Chilean Company law, unless otherwise decided by the holders of a majority of the shares, the Company has to distribute a cash dividend in an amount equal to at least 30% of the Company’s net income under Chilean GAAP.  Since the payment of the dividend out of each year’s net income is a legal requirement in Chile, an accrual would have been made for US GAAP purposes to recognize the dividend obligation under Chilean law.  The effect of this accrual would be to decrease Shareholders’ equity by ThCh$ 9,227,918 and ThCh$ 11,019,398 at December 31, 2009 and 2008 respectively.

m)    Reversal of impairment loss on fixed assets

In previous years the Company recorded an asset impairment related to some of its plants.  The impairment considered a projection of losses associated with the use of certain production lines and on-going cash flows deficits.  In 2008 and 2007, the Company’s estimates of future cash flows associated with these plants’ existing service potential resulted in the reversal of impairment losses previously recognized amounting to ThCh$ 5,100,990 and ThCh$ 4,890,512 respectively, with the effect being included in Other non-operating income in the consolidated statement of income.  In 2009, reinstated previously-impaired assets started being depreciated under Chilean GAAP. Such depreciation amounted to ThCh$ 2,169,038. Under USGAAP, the restoration of a previously recognized impairment loss for a depreciable long-lived asset is prohibited. The depreciation originated under Chilean GAAP resulting from the reversal of impairment provisions has have been recorded as a U.S. GAAP adjustment during 2009.

n)   Presentation of non-controlling interest

Under Chilean GAAP non-controlling interest is reported in the consolidated balance sheet in the mezzanine section between liabilities and equity. Also, net income attributable to non-controlling interest is reported as an expense in arriving at consolidated net income.

ASC 810 “Consolidation” clarifies that a non-controlling interest in an operating subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest,  with disclosures on the face of the consolidated statements of operations of the amounts attributed to the parent and to the non-controlling interest. This statements was effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. Effective January1, 2009, the Company adopted the provision of this statement and applied its presentation requirements retrospectively.

o)   Effects of conforming to U.S. GAAP

The adjustments to reported net income for the periods indicated required to conform with U.S. GAAP are as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP financial statements	86,918,333	92,654,730	86,820,634
Reversal of additional depreciation on revaluation of property, plant and equipment (paragraph c)	9,706	1,319	2,002
Adjustment to deferred income tax provision (paragraph d)	389,166	1,742,577	2,210,790
Difference in accounting for investments in related companies (paragraph e)	(221,613)	205,454	601,193
Amortization of goodwill (paragraph f)	6,094,120	7,437,058	6,918,538
Joint venture accounting (paragraph g)	489,886	489,886	489,886
Accumulated translation adjustment of foreign investments (paragraph j)	61,305	2,398,826	3,805,427
Derivative financial instruments (paragraph k)	(2,235,655)	343,931	(4,913,249)
Reversal of impairment loss on fixed assets (paragraph m)	2,169,038	(5,100,990)	(4,890,512)
Reclasification of non-controlling interest under Chilean GAAP (paragraph n)	1,949	(15,165)	45,538
Net income in accordance with U.S. GAAP	93,676,235	100,157,626	91,090,247

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Components of other comprehensive (loss) income:
Cumulative translation adjustment for foreign investments	(26,419,039)	18,623,344	(17,980,726)
Unrealized (loss) gain on investment securities, net of applicable income tax expense (benefit) of ThCh$ (1,858) in 2008, ThCh$ 56,049 in 2007 (paragraph h)	—	(9,071)	933,335
Subtotal other comprehensive income (loss)	(26,419,039)	18,614,273	(17,047,391)
Comprehensive income (loss) in accordance with U.S. GAAP (paragraph 2 b)	67,257,196	118,771,899	74,042,856

Accumulated other comprehensive income amounted to ThCh$ 6,717,215, ThCh$ 33,136,254 and ThCh$ 14,521,981 as of December 31, 2009, 2008 and 2007, respectively.

The changes in other comprehensive income (loss) determined under U.S. GAAP were as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Other comprehensive income (loss), before income tax:
Cumulative translation adjustment for foreign investments	(26,419,039)	18,623,343	(17,980,727)
Unrealized holding gains (losses) arising during period	—	(10,928)	989,385
Other comprehensive income (loss), before income tax	(26,419,039)	18,612,415	(16,991,342)
Income tax related to items of other comprehensive income	—	1,858	(56,049)
Other comprehensive income (loss), net of income tax	(26,419,039)	18,614,273	(17,047,391)

The Company’s earnings per share under U.S. GAAP are as follows:

	For the year ended December 31,
	2009		2008		2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Series A	Series B	Series A	Series B	Series A	Series B
Basic and diluted net income per share	117.35	129.08	125.47	138.01	114.11	125.52
Weighted average number of common stock outstanding (thousands of shares)	380,137	380,137	380,137	380,137	380,137	380,137

Since Series B shares are entitled to a 10% higher dividend than Series A shares, Series B shareholders are entitled to 52.38% of earnings, and Series A shareholders are entitled to 47.62% of earnings.  In accordance to this calculation, earnings per share are composed as follows for the periods indicated:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Net income in accordance with U.S. GAAP	93,676,235	100,157,626	91,090,247
(less): Income available to Series B	(49,067,611)	(52,462,564)	(47,713,071)
Basic EPS

Income available to Series A	44,608,624	47,695,062	43,377,176
Weighted average number of common shares outstanding (thousands of shares) Series A	380,137	380,137	380,137
Basic and diluted net income per share Series A	117.35	125.47	114.11
Basic EPS
Income available to Series B	49,067,611	52,462,564	47,713,071
Weighted average number of preferred shares outstanding (thousands of shares) Series B	380,137	380,137	380,137
Basic and diluted net income per share Series B	129.08	138.01	125.52

The adjustments required to conform shareholders’ equity to U.S. GAAP are as follows:

	At December 31,
	2009	2008
	ThCh$	ThCh$
Shareholders’ equity as shown in the Chilean GAAP financial statements	336,578,506	338,284,885
Reversal of revaluation of property, plant and equipment, net of depreciation (paragraph c)	(1,624,414)	(1,634,120)
Adjustment to deferred income tax provision (paragraph d)	1,760,217	1,371,051
Difference in accounting for investments in related companies (paragraph e)	1,854,679	2,076,292
Amortization of goodwill (paragraph f)	46,448,433	40,354,313
Joint venture accounting (paragraph g)	(979,771)	(1,469,657)
Derivative financial instruments (paragraph k)	(2,066,428)	169,227
Minimum dividend (paragraph l)	(9,277,918)	(11,019,398)
Reversal of impairment loss on fixed assets (paragraph m)	(7,822,465)	(9,991,503)
Reclassification of non-controlling interest under Chilean GAAP (paragraph n)	10,432	1,353,991
Shareholders’ equity in accordance with U.S. GAAP	364,881,271	359,495,081

The changes in shareholders’ equity determined under U.S. GAAP were as follows:

	Equity Attributable to Parent Company	Non- Controlling interest	Total
	ThCh$	ThCh$	ThCh$
BALANCE AT DECEMBER 31, 2006	328,213,395	1,337,951	329,551,346

Distribution of dividends	(87,449,673)	—	(87,449,673)
Decrease in cumulative translation adjustment of foreign investments	(17,980,727)	—	(17,980,727)
Decrease non-controlling interest	—	(14,028)	(14,028)
Increase in net unrealized losses on investment securities	933,336	—	933,336
Minimum dividend	2,381,636	—	2,381,636
Net income for the year	91,044,709	45,538	91,090,247

BALANCE AT DECEMBER 31, 2007	317,142,676	1,369,461	318,512,137

Distribution of dividends	(74,521,483)		(74,521,483)
Increase in cumulative translation adjustment of foreign investments	18,623,343	—	18,623,343
Decrease non-controlling interest	—	(305)	(305)
Increase in net unrealized gains on investment securities	(9,070)	—	(9,070)
Minimum dividend	(3,267,167)	—	(3,267,167)
Net income for the year	100,172,791	(15,165)	100,157,626

BALANCE AT DECEMBER 31, 2008	358,141,090	1,353,991	359,495,081

Distribution of dividends	(62,266,978)	—	(62,266,978)
Increase in cumulative translation adjustment of foreign investments	(26,419,039)	—	(26,419,039)
Decrease non-controlling interest	—	(1,345,508)	(1,345,508)
Minimum dividend	1,741,480	—	1,741,480
Net income for the year	93,674,286	1,949	93,676,235

BALANCE AT DECEMBER 31, 2009	364,870,839	10,432	364,881,271

2      Additional disclosure requirements:

a)     Income taxes

The accounting for income taxes under Chilean GAAP and U.S. GAAP differs for deferred income taxes.  Under U.S. GAAP, as set forth in ASC 740, “Accounting for Income Taxes”, all temporary differences arising from transactions that have different accounting and tax treatments are recognized as deferred tax assets and liabilities as of the balance sheet date.  A valuation allowance is provided against deferred tax assets that are not recoverable on a more-likely-than-not basis. Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes.  Prior to the implementation of Technical Bulletin No. 60, only deferred tax assets and liabilities that were expected to materialize in the future were recognized in these consolidated financial statements.

The provisions for income taxes included in the consolidated statements of income were as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Current tax expense as per tax returns	(24,612,908)	(23,888,250)	(24,457,745)
Deferred tax expense as previously calculated under Chilean GAAP	(7,752,996)	(779,119)	(4,131,088)
Charge for the year under Chilean GAAP	(32,365,904)	(24,667,369)	(28,588,833)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109 to Chilean GAAP results	389,166	1,742,577	2,210,790
Charge from continuing operations for the year under U.S. GAAP	(31,976,738)	(22,924,792)	(26,378,043)

The above table can be broken down into geographic sources as follows:

2009	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(5,748,039)	(11,481,346)	(7,383,523)	(24,612,908)
Deferred tax expense as previously calculated under Chilean GAAP	108,993	(7,590,309)	(271,680)	(7,752,996)
Charge for the year under Chilean GAAP	(5,639,046)	(19,071,655)	(7,655,203)	(32,365,904)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	(40,760)	(64,776)	494,702	389,166
Charge from continuing operations for the year under U.S. GAAP	(5,679,806)	(19,136,431)	(7,160,501)	(31,976,738)

2008	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(7,220,404)	(9,217,484)	(7,450,362)	(23,888,250)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	(1,336,085)	446,119	110,847	(779,119)
Charge for the year under Chilean GAAP	(8,556,489)	(8,771,365)	(7,339,515)	(24,667,369)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	503,895	(46,453)	1,285,135	1,742,577
(Charge) benefit from continuing operations for the year under U.S. GAAP	(8,052,594)	(8,817,818)	(6,054,380)	(22,924,792)

2007	Chilean and others	Brazil	Argentina	The Company (consolidated)
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense as per tax return	(13,235,290)	(6,998,136)	(4,224,319)	(24,457,745)
Deferred tax (expense) benefit as previously calculated under Chilean GAAP	6,235,932	(8,496,288)	(1,870,732)	(4,131,088)
(Charge) benefit for the year under Chilean GAAP	(6,999,358)	(15,494,424)	(6,095,051)	(28,588,833)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS 109	855,973	325,240	1,029,577	2,210,790
(Charge) benefit from continuing operations for the year under U.S. GAAP	(6,143,385)	(15,169,184)	(5,065,474)	(26,378,043)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	For the year ended December 31,
	2009	2008
	ThCh$	ThCh$
Deferred tax assets:

Tax loss carryforwards	—	745,769
Social contribution	—	857,347
Provision for labor and trade lawsuits	1,640,625	1,775,706
Provision for assets written-off	3,149,912	3,451,423
Allowance for doubtful accounts	202,314	381,049
Vacation accrual	224,837	222,918
Provisions for employee benefits	1,118,706	598,488
Joint venture accounting	253,264	379,896
Fair value of derivatives not considered to be hedge	351,293	—
Other	1,855,902	1,200,084
Total deferred tax assets	8,796,853	9,612,680

Deferred tax liabilities:
Depreciation	6,783,509	6,534,052
Staff severance indemnities	35,038	153,829
Fair value of derivatives not considered to be hedge	—	28,769
Exchange rate difference	13,309,062	8,116,717
Fiscal incentives Brazil	2,683,002	923,238
Other	139,334	169,303
Total deferred tax liabilities	22,949,945	15,925,908

Net deferred tax (liabilities) assets under U.S. GAAP	(14,153,092)	(6,313,228)

Net deferred tax liabilities under Chilean GAAP	(15,913,309)	(7,684,279)

Effect of U.S. GAAP adjustments on deferred income taxes	1,760,217	1,371,051

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated according to U.S. GAAP as a result of the following:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Income tax provision at statutory Chilean tax rates	21,360,674	20,926,590	19,961,868
Increase (decrease) in provision resulting from:
Tax effects resulting from foreign operations	12,756,992	10,576,920	9,825,345
Permanent differences	613,162	(7,958,191)	(376,795)
Effect of remeasurement to U.S. dollars (Brazil and Argentina)	(1,698,858)	1,345,868	(1,011,561)
Adjustments in prior year income taxes	32,148	(464,364)	(397,819)
Other	(1,087,380)	(1,502,031)	(1,622,995)
Effective tax provision	31,976,738	22,924,792	26,378,043

The Chilean statutory first category (corporate) income tax rate was 17.0% for 2009, 2008 and 2007.  In accordance with Chilean law, the Company and each of its subsidiaries computes and pays income taxes on a separate basis.

The Brazilian federal statutory income tax rate was approximately 25% for 2009, 2008 and 2007.   Additionally, an additional surtax of 9% for 2009, 2008 and 2007 is charged in Brazil on net income with respect to a social contribution similar in nature to income tax.

The Argentine income tax rate was 35% for 2009, 2008 and 2007 in accordance with currently enacted tax legislation.

Tax loss carryforwards related to the Brazilian subsidiaries were fully utilized during 2009.

Tax loss carryforwards related to the Argentinean subsidiaries were fully utilized during 2007.

Tax years that remain subject to income tax audits by taxing authorities by country are as follows:

Chile	From 2007
Argentina	From 2005
Brazil	From 2004

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

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Cash	20,217,244	20,761,350	26,337,244
Time deposits	73,686,673	79,841,887	52,227,730
Money market funds	18,541,092	25,676,642	50,568,819
Total cash and cash equivalents	112,445,009	126,279,879	129,133,793

ii)              Additional cash flow disclosures required under U.S. GAAP that are shown net in Chilean GAAP are as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Short-term borrowings with banks and financial institutions	18,076,402	81,947,387	55,926,349
Long-term borrowings with banks and financial institutions	—	—	35,294
Repayment of short-term bank borrowings	(21,963,279)	(80,687,308)	(54,056,204)
Repayment of long-term bank borrowings	(180,544)	(163,577)	(554,771)
Net bank borrowings	(4,067,421)	1,096,502	1,350,668

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

A summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Soft drinks	646,899,126	725,115,386	595,069,412
Other beverages	89,031,012	93,206,849	75,556,481
Packaging	7,185,850	9,491,098	6,781,311
Subtotal	743,115,988	827,813,333	677,407,204

Intersegment sales:
Soft drinks	—	—	—
Other beverages	16,922,039	21,567,084	21,323,686
Packaging	10,388,236	16,116,191	12,117,117
Eliminations	(27,310,275)	(37,683,275)	(33,440,803)
Subtotal	—	—	—
Total revenue	743,115,988	827,813,333	677,407,204

Operating income:

Soft drinks	117,841,117	124,684,454	113,843,610
Other beverages	9,119,978	8,382,189	7,207,818
Packaging	3,100,186	2,420,396	1,829,124
Total operating income	130,061,281	135,487,039	122,880,552

Financial income:
Soft drinks	5,418,767	11,566,383	24,334,218
Other beverages	—	44,519	67,714
Packaging	—	—	—
Total financial income	5,418,767	11,610,902	24,401,932

Financial expenses:

Soft drinks	7,895,715	26,935,759	13,031,083
Other beverages	581	4,062	97,553
Packaging	1,063	2,428	108,800
Total financial expenses	7,897,359	26,942,249	13,237,436

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Share of income from unconsolidated affiliates:
Soft drinks	297,017	213,002	(294,688)
Other beverages	1,269,798	466,631	218,163
Packaging	286,453	1,156,368	870,915
Total share of income from unconsolidated affiliates Subtotal	1,853,268	1,836,001	794,390

Income tax expenses:

Soft drinks	30,924,390	23,245,958	27,475,077
Other beverages	245,969	478,558	401,999
Packaging	1,195,545	942,853	711,757
Total income tax expenses	32,365,904	24,667,369	28,588,833

Depreciation:
Soft drinks	29,463,171	35,176,779	28,817,815
Other beverages	936,454	1,324,281	1,292,813
Packaging	452,418	681,008	901,441
Total depreciation	30,852,043	37,182,068	31,012,069

Segment assets:

Soft drinks	309,451,867	317,147,464	299,639,839
Other beverages	9,082,037	10,537,855	11,347,412
Packaging	6,102,691	6,708,946	4,429,478
Total segment assets	324,636,595	334,394,265	315,416,729

Capital expenditures:

Soft drinks	47,737,737	63,050,371	57,326,751
Other beverages	1,566,325	1,850,352	1,669,527
Packaging	458,501	630,964	611,103
Total capital expenditures	49,762,563	65,531,687	59,607,381

A geographical summary of the Company’s operations by segment calculated under Chilean GAAP is as follows:

	For the year ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Revenue:
Sales to unaffiliated customers:
Chile	272,343,865	269,152,816	260,302,408
Brazil	311,901,365	362,204,596	287,266,265
Argentina	158,870,758	196,455,921	129,838,531
Total revenue	743,115,988	827,813,333	677,407,204

Operating income:
Chile	55,570,213	56,605,290	60,758,985
Brazil	56,988,058	60,029,690	51,085,597
Argentina	21,437,276	21,643,592	13,856,785
Corporate expenses	(3,934,266)	(2,791,533)	(2,820,815)
Total operating income	130,061,281	135,487,039	122,880,552

Financial income:
Chile	4,018,639	9,391,624	21,727,996
Brazil	1,264,726	2,164,255	2,308,893
Argentina	135,402	55,023	365,043
Total financial income	5,418,767	11,610,902	24,401,932

Financial expenses:

Chile	5,790,169	22,987,769	10,104,837
Brazil	1,420,132	2,515,048	2,651,754
Argentina	687,058	1,439,432	480,845
Total financial expenses	7,897,359	26,942,249	13,237,436

Share of income from unconsolidated affiliates:

Chile	748,826	1,369,371	871,800
Brazil	1,104,442	466,630	218,163
Argentina	—	—	(295,573)
Total share of income from unconsolidated affiliates	1,853,268	1,836,001	794,390

Income tax expenses (benefit):

Chile	5,639,046	8,556,489	6,999,359
Brazil	19,071,655	8,771,365	15,494,423
Argentina	7,655,203	7,339,515	6,095,051
Total income tax expenses	32,365,904	24,667,369	28,588,833

	At December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Depreciation:

Chile	14,478,723	15,271,943	13,537,826
Brazil	9,294,639	13,928,023	10,546,194
Argentina	7,078,681	7,982,102	6,928,049
Total depreciation	30,852,043	37,182,068	31,012,069

Identificable long-lived assets:
Chile	128,429,514	122,262,538	114,111,532
Brazil	130,569,300	145,724,720	116,553,784
Argentina	55,278,229	70,459,592	61,505,904
Total identificable long-lived assets	314,277,043	338,446,850	292,171,220

A reconciliation of total segment assets by product, and long-lived assets by country to total consolidated assets for the years ended December 31, 2009, 2008 and 2007 is as follows:

	At December 31,
Industry	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Total segment assets	324,636,595	334,394,264	315,416,729
Cash	20,217,244	20,761,350	26,337,244
Financial instruments	114,919,087	105,518,529	103,865,158
Amounts due from related parties	1,088,884	2,909,130	2,018,091
Recoverable taxes	4,254,255	5,847,628	2,708,981
Deferred income taxes	2,573,818	3,553,365	5,569,452
Investments in related companies	31,165,243	28,850,593	26,558,065
Investment in other companies	134,650	127,856	142,510
Intangible assets (net)	477,231	160,018	172,869
Liabilities deducted from segment assets	85,785,485	86,965,821	84,572,038
Total assets	585,252,492	589,088,554	567,361,137

Identifiable long-lived assets	314,277,043	338,446,850	292,171,220
Current assets	270,975,449	250,641,704	275,189,917
Total assets	585,252,492	589,088,554	567,361,137

e)     Derivative financial instruments

Derivative financial instruments are used by the Company principally in the management of foreign currency risk and its exposure to changes in the price of sugar.  The Company does not hold or issue derivative financial instruments for trading purposes.  See Note 25 above for the detail of the derivative instruments outstanding at December 31, 2009 and 2008.

As described in paragraph 1k), under U.S. GAAP, the Company applies ASC 815. ASC 815 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges.  To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.  None of the Company’s derivative financial instruments were designated as hedges for U.S. GAAP reconciliation purposes.

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

f)     Operating income

Under Chilean GAAP, the following income and expenses arising during the years ended 2009, 2008 and 2007 are classified as “Non-operating income and expense” whereas under U.S. GAAP they would be included within “Operating income”:

	At December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Operating income as reported under Chilean GAAP	130,061,281	135,487,039	122,880,552
Gain on sale of, plant property and equipment	296,775	268,436	—
Re-estimation useful life prior years property, plant and equipment	894,893	—	—
Tax recoveries - Pis Cofins	—	—	1,459,635
Staff severance indemnities	(276,008)	(932,639)	—
Lawsuit fees	(283,323)	(907,880)	—
Realization of deposits in guaranty over containers	—	—	373,471
Provision for labor, tax and commercial lawsuits	(770,762)	(928,134)	(748,043)
Obsolescence and write-off of property, plant and equipment	(100,000)	(1,108,795)	(1,091,243)
Loss on sale of property, plant and equipment	—	—	(156,084)
Provision for equity investee in Centralli Refrigerantes S.A.	(1,346)	(111,015)	—
Operating income under U.S. GAAP format	129,821,510	131,767,012	122,718,288

g)   Concentrations of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank.  The Company has a wide customer base and trades with a large number of small customers.  Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2009.

h)    Disclosures regarding the fair values of financial instruments

The estimated fair values of the Company’s financial instruments were as follows:

	At December 31,
	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	20,217,244	20,217,244	20,761,350	20,761,350
Time deposits	96,377,995	96,377,995	79,841,887	79,841,887
Marketable securities	18,541,092	18,541,092	25,676,642	25,676,642
Trade accounts receivable (net)	53,698,650	53,698,650	45,675,913	45,675,913
Notes receivable (net)	13,975,488	13,975,488	13,791,974	13,791,974
Other receivables (net)	11,194,554	11,194,554	12,951,620	12,951,620
Long-term receivables	5,819,796	5,819,796	19,405	19,405
Investments funds (restricted)	3,180,618	3,180,618	—	—
Foreign-currency forward contracts	13,083	13,083	1,015,925	1,015,925

	At December 31,
	2009		2008
	Carrying Value	Fair Value	Carrying value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Short and long-term term bank borrowings	816,009	816,009	6,310,926	6,310,926
Bonds payable	76,601,887	85,082,816	77,962,352	86,166,925
Dividends payable	5,800,444	5,800,444	5,624,230	5,624,230
Accounts payable	63,211,417	63,211,417	62,706,819	62,706,819
Other creditors short and long-term	5,502,141	5,502,141	4,681,336	4,681,336

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

i)    Fair value of financial instruments

Effective January 1, 2008, the Company adopted FASB ASC 820, “Fair Value Measurements” (ASC 820). This Statement defines fair value, establishes a framework for measuring fair value and expands the disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company often makes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

ASC 820 requires consideration of the impact of nonperformance risk (including credit risk) from a market participant perspective in the measurement of the fair value of assets and liabilities. At December 31, 2009, the Company determined that nonperformance risk would have no material impact on their financial position or results of operations. To assess nonperformance risk, the Company considered information such as collateral requirements, master netting arrangements, letters of credit and parent company guarantees, and applied a market-based method by using the counterparty (for an asset) or the Company’s (for a liability) credit default swaps rates.

ASC 820 established a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The standard requires that assets and liabilities be classified in their entirety based on the level of input that is significant to the fair value measurement. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and their placement within the fair value hierarchy. The Company classifies fair value balances based on the fair value hierarchy defined by ASC 820  as follows:

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

As of December 31, 2009, the Company held certain items that are required to be measured at fair value on a recurring basis.  These included:

(i)                     Investments in short term mutual funds (cash equivalents),

(ii)                  Foreign exchange derivative asset

(iii)               Bonds Payable

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis:

	Fair value at December 31,	Fair value measurements using inputs considered as
Descrption	2009	Level 1	Level 2	Level 3
Assets
Investments in short term mutual funds	18,541,092	18,541,092	—	—
Foreign exchange derivative asset	13,083	—	13,083	—
Liabilities	—	—	—	—
Bonds Payable	85,082,816	85,082,816	—	—

Investments in short term mutual funds are valued using publicly available year end quotes, therefore, they have been classified as Level 1.

Foreign exchange derivative assets and liabilities:  The estimated fair values of the forward and swaps contracts are based on quoted market prices at year end, they have been classified as Level 2.

Bonds payable:  The fair value of bonds payable, including current portion, is estimated based on the quoted market price of the Company’s US dollar - denominated bonds payable, they have been classified as Level 2.

j)    Available-for-sale securities

The following are required disclosures for investments classified as available for-sale in accordance with ASC 320. Realized gains and losses are determined using the proceeds from sale less the cost of the investments identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2009, 2008 and 2007 are as follows:

	Years ended December 31,
	2009	2008	2007
	ThCh$	ThCh$	ThCh$
Proceeds on realized gains	—	—	9,168,773
Realized gains	—	—	96,484
Proceeds on realized losses	—	—	75,509,345
Realized losses	—	—	(867,470)

The carrying value and market value of securities available-for-sale as of December 31, 2007 are as follows:

	Year ended December 31, 2007
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale-investments:
Foreign investments	1,068,611	10,928	—	1,079,539
Total	1,068,611	10,928	—	1,079,539

k)     Goodwill

The Company has performed the impairment test of goodwill as required by ASC 350, which did not result in any impairment.

Total carrying value of goodwill, net of accumulated amortization calculated up to December 31, 2001, amounts to ThCh$ 92,542,288 as of December 31, 2009 and has been allocated to the Softdrinks business segment.

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

m)    Consolidated valuation and qualifying accounts

Description	Balance at Beginning of period	Additions (charged to costs and expenses)	Deductions (debits to the allowance)	Balance at end of period
	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts (1):
Year ended December 31, 2007	1,764,619	338,578	(468,651)	1,634,546
Year ended December 31, 2008	1,634,546	395,501	(505,946)	1,524,101
Year ended December 31, 2009	1,524,101	367,460	(202,573)	1,688,988

Allowance for obsolescence of inventories:
Year ended December 31, 2007	613,021	752,018	(504,254)	860,785
Year ended December 31, 2008	860,785	641,367	(1,029,912)	472,240
Year ended December 31, 2009	472,240	365,169	(646,965)	190,444

(1)          Includes allowances for trade, non-trade and other receivables.

n)    Recent accounting pronouncements

The following accounting standards have been issued under U.S. GAAP, the application of which is required as indicated below:

• ASC 810 (formerly FAS 160)

Effective January 1, 2009, the Company adopted new accounting guidance ASC 810, which changed the accounting for and the reporting of an entity’s non-controlling interest. Such non-controlling interest, previously referred to as minority interest, is now referred to as non-controlling interests. The adoption of this guidance resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of stockholders’ equity titled “Non-controlling Interests” in the accompanying consolidated balance sheets and statement of changes in equity. Additionally, net income and comprehensive income attributable to non-controlling interests are shown separately from consolidated net income and comprehensive income in the accompanying consolidated statements of operations and statements of changes in equity. Prior period financial statements have been reclassified to conform to the current year presentation as required by the authoritative guidance.

• ASC 715 (formerly FSP FAS 132(R)-1)

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers´ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 was codified as a component of ASC 715. This new guidance amends previous U.S. GAAP in that this guidance replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also clarifies that defined benefits pension or other postretirement plan assets not subject to certain disclosure requirements. This new guidance is effective for fiscal years ending after December 2009. This new guidance will increase the amount of disclosures for plan assets in the Company’s 2010 audited financial statements.

• ASC 860 (formerly FAS 166)

FASB Statement No. 166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“FAS 166”) provides for removal of the concept of a qualifying special-purpose entity and removes the exception from applying variable interest entity accounting, to qualifying special-purpose entities.

It also clarifies that one objective of U.S. GAAP is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. FAS 166 modifies the financial-components approach used in U.S. GAAP and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. FAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. FAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by FAS 166.

FAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. This statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

• ASC 810 (formerly FAS 167)

The FASB’s objective in issuing FAS 167 “Amendments to FIN 46R” (“FAS 167”) is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of ASC 810 (formerly FIN 46R “Consolidation of Variable Interest Entities”(“FIN 46R”)), as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under previous guidance do not always provide timely and useful information about an enterprise’s involvement in a variable interest. FAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

• ASC 2010-6  Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06 “Improving Disclosures about Fair Value Measurements”, ASC 820, Fair Value Measurements and Disclosures. This update requires the disclosure of transfers between the observable input categories and activity in the unobservable input category for fair value measurements. The guidance also requires disclosures about the inputs and valuation techniques used to measure fair value and became effective for interim and annual reporting periods beginning January 1, 2010. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group is currently evaluating the impact this update will have on its consolidated financial statements.