Form 20-F
period 2010-12-31
ANDINA BOTTLING CO INC
filed 2011-06-30
CIK 925261

As filed with the Securities and Exchange Commission on June 30, 2011

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Paula Vicuña, Tel. (56-2) 338-0520 E-mail: paula.vicuna@koandina.com Avenida El Golf 40, 4th Floor, Las Condes - Santiago, Chile
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

7.625% Notes due October 1, 2027

7.875% Notes due October 1, 2097

The number of outstanding shares of the issuer’s stock as of December 31, 2010 was 760,274,542 as follows:

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the international Accounting Standards Board ☒	Other. ☐

If Other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17   ☐ Item 18

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

•             “Andina” means Embotelladora Andina S.A.;

•             “Andina Brazil” means the Company’s subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

•             “EDASA” means the Company’s subsidiary, Embotelladora del Atlántico S.A.;

•             “CMF” means the Company’s affiliate, Envases CMF S.A.;

•             “ECSA” means the Company’s affiliate, Envases Central S.A.;

•             “Vital” means the Company’s affiliate, Vital S.A., now known as Vital Jugos S.A.;

•             “VASA” means the Company’s affiliate, Vital Aguas S.A.;

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

On August 28, 2007 the Chilean Superintendence of Insurance and Securities announced the adoption of the International Financial Reporting Standards (“IFRS”)in Chile which became mandatory for companies of a certain size beginning 2009 and 2010.  The Company decided to adopt the IFRS of the International Accounting Standards Board (“IASB”) as its accounting and reporting rules beginning January 1, 2010.  Additionally the period between January 1 and December 31, 2009 constituted the transition period towards IFRS and the Financial Statements of the year 2010 are presented comparatively with 2009.

Also as part of adopting IFRS, shareholders’ equity underwent changes as a result of the revaluation of property, plant and equipment, differed taxes, minimum dividend and determining of functional currency of the group´s entities.

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

PART I

ITEM 1.                              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.                              OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.                              KEY INFORMATION

A.            Selected Financial Data

The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements, included in Item 18 of this annual report, that we refer to in this annual report as the “Consolidated Financial Statements .” Our Consolidated Financial Statements are prepared in accordance with IFRS.  The Securities and Exchange Commission (SEC) eliminated the requirement of preparing reconciliation between IFRS and U.S. GAAP for foreign listed companies that use IFRS as issued by the IASB.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil and Argentina. Our subsidiaries outside Chile prepare their financial statements in accordance with IFRS and to comply with local regulations in accordance with generally accepted accounting principles of the country in which they operate. The Consolidated Financial Statements reflect the results of the subsidiaries outside of Chile, translated to Chilean pesos (functional and reporting currency of the parent company) and are presented in accordance with IFRS.  The International Financial Reporting Standards requires assets and liabilities to be translated from the functional currency of each entity to the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in nominal Chilean pesos and U.S. dollars.

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

	For the period ended December 31,
	2010	2010	2009
	(in million nominal Chilean pesos and million US$, with the exception of those related to debt, shares and sales volume)
	MUS$	MCh$	MCh$
Income Statement Data
IFRS :
Net Sales	1,899	888,714	785,845
Cost of sales	(1,078)	(504,516)	(453,036)
Administrative, distribution and selling expenses	(502)	(234,964)	(199,686)
Operating Income	319	149,234	133,123

Non-operating (expense) income , net	(20)	(9,294)	(5,972)
Income taxes	(78)	(36,340)	(29,166)
Net Income	221	103,600	97,985

Basic and diluted earnings per share
Series A	0.28	129.78	122.75
Series B	0.31	142.75	135.02
Basic and diluted earnings per ADR(3)
Series A	1.66	778.68	736.50
Series B	1.83	856.50	810.12

Series A		380,137,271	380,137,271
Series B		380,137,271	380,137,271
Total dividends declared
Series A	70.83	33,148	29,700
Series B	77.91	36,463	32,670

Balance Sheet Data
IFRS:
Total assets	1,485	695,206	648,945
Current debt that accrues interest(1)	26	11,996	5,800
Non-current debt that accrues interest	151	70,449	73,150
Controlling and non-controlling shareholders’ equity	844	394,865	373,558

Other Financial Information
IFRS
Cash flows from operating activities	269	125,848	131,126
Cash flows from investing activities	(176)	(82,202)	(74,178)
Cash flows from financing activities	(134)	(62,548)	(67,756)
Depreciation and amortizations	79	37,015	36,807
Capital expenditures	204	95,462	49,483

Ratio of total debt to total capitalization(2)	0.21	0.21	0.21

Other Operating Data
Sales Volume
Coca-Cola Soft Drinks (million UCs)(5)	438.0	438.0	419.6
Other beverages (million UCs) (4)(5)(6)	51.2	51.2	39.0

(1)

Includes interest bearing liabilities including current bank liabilities, bonds payable discounting issuance expenses and initial discounts that are recognized forming part of the liability and other financial liabilities that accrue short term bank interests and the portion of long—term bank liabilities and bonds payable within 12 months.

(2)

Total debt is calculated as the sum of current and non-current financial interest bearing debt. Total capitalization is calculated as the sum of total financial debt, non-controlling interest and shareholders’ equity attributable to the controlling shareholder. Shareholders’ has been determined under IFRS.

(3)	Each ADR represents six shares of common stock.
(4)	Includes waters and juices (in Chile and Argentina) and beer, waters and juices (in Brazil).
(5)	Unit cases (“UCs”) refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters.
(6)	Volume of waters and juices in Chile includes total sales volume of Vital Jugos S.A. and water sales volume sold by Embotelladora Andina S.A.

Exchange Rates

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2006 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
	Low(2)	High(2)	Average(3)	Period End

Year

2006	511.44	549.63	530.34	532.39
2007	439.14	548.67	522.55	496.89
2008	431.22	676.75	522.35	636.45
2009	491.09	643.87	559.67	507.10
2010	468.01	549.17	510.22	468.01

Month

December 2010	468.01	485.34	473.83	468.01
January 2011	466.05	499.03	490.21	484.14
February 2011	468.94	481.56	475.24	475.21
March 2011	472.74	485.37	479.84	479.46
April 2011	460.04	476.90	470.85	460.09
May 2011	461.65	474.19	467.96	465.13

Source: Chilean Central Bank.

(1)                   Nominal Figures.

(2)                  Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)                   With respect to annual periods, the average of the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.

The Observed Exchange Rate on June 28, 2011 was Ch$472.96 per US$1.00.

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

Risks Related to our Company

We rely heavily on our relationship with The Coca-Cola Company (“TCCC”) which has substantial influence over our business and operations

Approximately 85% of our net sales in 2010 were derived from the distribution of Coca-Cola soft drinks and 12% from the distribution of other beverages bearing trademarks owned by TCCC. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, the local subsidiary of TCCC or, in the case of fruit juices and nectars, The Minute Maid Company, a subsidiary of TCCC. TCCC has the ability to exercise substantial influence over our business through its rights under the Bottler Agreements. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.” Under the Bottler Agreements, TCCC unilaterally sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by TCCC) sold to us. TCCC also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by TCCC. Pursuant to the Bottler Agreements, we are required to submit a business plan to TCCC for prior approval on a yearly basis. In accordance with the Bottler Agreements, TCCC may, among other things, require that we demonstrate financial ability to meet our business plan and if we are not able to demonstrate our financial capacity TCCC may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of, Coca-Cola soft drinks or other Coca-Cola beverages and products.

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

Instability in the supply of utility services and oil prices may adversely impact our results of operations

Our operations depend on a stable supply of utilities and fuel in the countries where we operate that the Company cannot assure fluctuations in oil prices have adversely affected our cost of energy and transportation in the three countries we operate and we expect that they will continue to do so in the future.   We believe that the increase of energy prices will not have a significant effect over our results of operations.

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

The countries in which we operate, may adopt significant additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of the Coca-Cola products. These types of requirements, if they become applicable to one or more of the Coca-Cola products under current or future environmental or health laws or regulations, may inhibit sales of such products.

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

Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect the market price of our common shares and American Depositary Receipts.

As a general rule, international investors consider Argentina, and to a lesser extent Chile and Brazil, to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil and Argentina and their evaluation of companies’ securities located in these countries.

During periods of heightened investor concern regarding emerging market economies, in particular Argentina and to a lesser extent Brazil, have experienced significant outflows of U.S. dollars. In addition, Brazilian and Argentine companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets, which have negatively affected the prices of Brazilian and Argentine securities. Although economic conditions are different in each of the emerging-market countries, investors’ reactions to developments in one of these countries may affect the securities of issuers in the others, including Chile. For example, adverse developments in other developing or emerging market countries may lead to decreased investor interest in investing in Chile or in the securities of Chilean companies, including securities of the Company.

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

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile

Approximately 47% of our assets and 33% of our net sales in 2010 were derived from our operations in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a rate of 3.7% in 2008, -1.7% in 2009 and 5.2 % in 2010. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations

The annual rates of inflation in Chile which in 2008, 2009 and 2010 were 7.1%, -1.4% and 3.0%, respectively (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. We cannot assure you that Chilean inflation will not continue to increase significantly. We cannot assure you that, under competitive pressure, we will be able to realize price increases, which could adversely impact our financial condition and results of operations.

The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar, could adversely affect our operations and financial results and the dollar value of an investor’s return. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. Based on the Observed Exchange Rates for U.S. dollars in the period from 2007 to 2010 the Chilean peso relative to the U.S. dollar appreciated 12.1% in nominal terms. During 2010 the Chilean peso relative to the U.S. dollar appreciated 7.7% in nominal terms. See “Item 3. Key Information-Exchange Rates.”

Our Class A shares and Class B shares are traded in Chilean pesos on the Chilean Stock Exchanges. Cash distributions with respect to the shares will be received in Chilean pesos by the depositary, currently The Bank of New York Mellon Corporation (as depositary for the Series A and Series B shares represented by the Series A and Series B ADRs), which will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make U.S. dollar payments in respect of the ADRs. If the value of the Chilean peso depreciates relative to the U.S. dollar, the value of the ADRs and any distributions to be received from the depositary would be adversely affected. In addition, the depositary will incur costs (to be ultimately borne by the ADR holders) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to our ADRs.

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

Risks Relating to Brazil

Our business is dependent to some extent on economic conditions in Brazil

Approximately 41% of our assets and 46% of our consolidated net sales in 2010 were derived from our operations in Brazil. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.  According to data available to general public, the Brazilian economy grew at a rate of 5.2% in 2008, -0.6% in 2009 and 7.5% in 2010.

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

Although inflation in Brazil has stabilized in recent years, increased inflation may adversely affect the operations of Andina Brazil which could adversely impact our financial condition and results of operations

As measured by the Brazilian Índice Nacional de Preços ao Consumidor or INPC, inflation in Brazil was 6.5%, 4.1% and 6.5% in 2008, 2009 and 2010, respectively. Increased inflation rates may result in lower consumer purchasing power on behalf of consumers and lower sales volume for Andina Brazil. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Andina Brazil and consequently our financial condition and results of operations and the market price of our shares and ADSs.

The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

During 2007, the real appreciated 17.2%%  against the U.S. dollar compared to the prior year period and in 2008, the real depreciated 31.9% due to the world economic crisis and in 2009  and 2010, it appreciated 25.5% and 4.3% respectively.

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

Risks Relating to Argentina

Our business is dependent to some extent on economic conditions in Argentina

Approximately 12% of our assets and 21% of our net sales in 2010 were derived from our operations in Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our franchise in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina.

GDP growth in Argentina was 9.2% in 2010, after a 0.9% in 2009 as a result of the world economic crisis. Facing the international financial crisis, the public sector did not default and carried out payments using the reserves of Argentina’s Central bank and loans from Banco de la Nación Argentina, generating new and significant macroeconomic policy challenges. Although Argentina managed to roll with the punches of a recessive year and an international crisis without upsetting the main financial variables, we cannot assure that economic conditions in Argentina will continue improving or that our operations will continue experiencing good results.

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

•                  deeper state of intervention in the economy;

•                  fiscal deficit ; and

•                  strong salary pressures.

The Argentine government continues to face significant exposure to litigation from holders of its defaulted debt that did not participate in the Argentine government’s exchange offer.

The Argentine government could impose certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividends or other payment we receive from our Argentine franchise

Until December 2001, the Argentine peso was pegged 1-to-1 to the U.S. dollar. From January 1st, 2002, the Argentine peso has been allowed to float freely against the U.S. dollar and other foreign currencies.

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

Inflation in Argentina may adversely affect our operations which could adversely impact our financial condition and results of operations

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. The official annual rates of inflation (published by INDEC-Instituto Nacional de Estadisticas y Censos- National Statistics and Census Institute as measured by changes in the consumer price index) between 2008 and 2010 were, 7.2%,  7.6% and 10.9%, respectively for each year.  However, unofficial records place the consumer index at levels close to 25% for 2010. High levels of inflation in Argentina could adversely affect the Argentine economy and have a material adverse effect on our financial condition and results of operations.

The Argentine peso is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

During 2010, the exchange rate in Argentina underwent a 4.6% depreciation. The Argentine government’s economic policies and any future devaluation of the Argentine peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Argentine peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

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

Under the procedure established by the Central Bank of Chile, the foreign investment agreement of a Chilean company with an existing ADR program will become subject to an amendment (which will also be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) that will extend the benefits of such contract to new shares issued pursuant to a preemptive rights offering to existing ADR owners and to other persons residing and domiciled outside of Chile that exercise preemptive rights, upon request to the Central Bank of Chile. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to us of enabling United States ADR holders to exercise preemptive rights and any other factors that we consider appropriate at the time, and then make a decision as to whether to file such registration statement.

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

The market for our shares may be volatile and illiquid

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$341,755 million at December 31, 2010 and an average monthly trading volume of approximately US$4,617 million for 2010. The lack of liquidity owing, in part, to the relatively small size of the Chilean securities markets may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

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

History

In 1941, The Coca-Cola Company licensed a private Chilean company to produce Coca-Cola soft drinks in Chile, and production began in 1943. In 1946, the original licensee withdrew from the license arrangement, and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile. Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although no longer the sole Coca-Cola bottler in Chile, Andina has been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period of 65 years.

In 1985, a majority of Andina’s shares was acquired by four Chilean families who compromise Inversiones Freire Ltda. (“Freire” or “the Controlling Shareholders”). On December 31, 2010, the Controlling Shareholders owned 52.6% of our outstanding Series A shares, which have preferred voting rights and thereby control the Company; and 42.4% of our outstanding Series B shares, consequently the Controlling Shareholders of Andina hold a 47.5% ownership interest in the Company.  Further information regarding our Controlling Shareholders can be found on page 54 of our 2010 Annual Report which is available at our website: www.embotelladoraandina.com.

Andina Brazil, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Andina Brazil for approximately US$120 million and contributed an additional US$31 million to Andina Brazil’s capital immediately after the acquisition to repay certain indebtedness of Andina Brazil.  In 2000, we purchased through Andina Brazil, from the Coffin Group, a Coca-Cola franchise license for a territory in Brazil comprising the State of Espírito Santo and part of the States of Rio de Janeiro and Minas Gerais (NVG), for US$74.5 million. NVG was merged into Andina Brazil in 2000, and its operations were integrated with Andina Brazil in 2001.  In 2004, Andina Brazil entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Indústria do Amazonas Ltda., for (1) an exchange of franchising rights, goods and other assets of Andina Brazil in the territory of Governador Valadares in the State of Minas Gerais, and (2) other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçu in the state of Rio de Janeiro, which was previously owned by Companhia Mineira de Refrescos S.A.  In 2007 TCCC along with the Coca-Cola bottlers in Brazil create a Joint Venture, Mais Indústria de Alimentos, in order to enhance the non-carbonated business for the entire System in that country.  Andina Brazil has a 6.16% ownership interest in Mais Industria de Alimentos. In 2008 The Coca-Cola System acquires Sucos del Valle do Brasil Ltda.; Andina Brazil holds a 6.16% ownership interest.  This company commercializes the juice brand Sucos del Valle, leader in the juice segment in this market. In 2010 TCCC along with the Coca-Cola bottlers in Brazil acquired Leao Junior S.A. through a Joint Venture.  Leao Junior S.A. among others, commercializes Matte Leao.  This company has a consolidated presence and market share within the ready-to-drink teas category in Andina Brazil’s territory. Andina Brazil has an 18.20% ownership interest in Leao Junior S.A.

Production of Coca-Cola soft drinks in the Argentine territory began in 1943 with the start-up of operations in the province of Córdoba, Argentina, through Inti S.A.I.C., which we refer to as “INTI”. In July 1995, we (through Inversiones del Atlántico S.A., an investment company incorporated in Argentina), which we refer to as “IASA”, acquired a 59% interest in Edasa, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A. These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., which we refer to as “Romesa”. In 1996 we acquired an additional 35.9% interest in Edasa, an additional 78.7% interest in Inti, a 100% interest in Cipet located in Buenos Aires (a PET plastic bottle and packaging business) and a 15.2% interest in Cican S.A. During 1997, the operations of Romesa were merged with INTI. In 1999, Edasa was merged into IASA. In 2000, IASA was merged into Inti, which in turn changed its corporate name to Embotelladora del Atlántico S.A. (EDASA). In 2002 Cipet merged into Edasa. During 2007 EDASA’s ownership interest in Cican S.A. was sold to Femsa. Currently, Edasa is the Coca-Cola bottler in the provinces of Entre Rios, San Luis, San Juan, Mendoza, part of Santa Fe and part of Buenos Aires (San Nicolás y Ramallo.)

In 1998, Andina repurchased from The Coca-Cola Company its 49% stake in Vital. Concurrently with that transaction, The Coca-Cola Company purchased Vital’s mineral water springs located at Chanqueahue, 80 miles south of Santiago. As part of the transaction, the Vital bottler agreement was replaced with a juice bottler agreement with Minute Maid International Inc., as well as a new mineral water bottling agreement with The Coca-Cola Company. In addition, the 1995 shareholders’ agreement between us and The Coca-Cola Company regarding ownership of Vital was terminated. The restructuring of the water and juice business in Chile enhanced our focus on the production of soft drinks, water and juice.  During 2005, the production and packaging business of water, juice and non-carbonated beverages licensed by TCCC in Chile was restructured. Vital Aguas S.A., which we refer to as VASA, was created to develop the production and packaging businesses of Vital de Chanqueahue, mineral water and other water products. VASA is focused on developing juice and non-carbonated beverages. Andina, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. own 56.5%, 26.4% and 17.1%, respectively, of the outstanding capital of VASA.  During January of 2011, the juice business was restructured, allowing the incorporation of the other Coca-Cola bottlers in Chile to the property of Vital S.A. which changed its name to Vital Jugos S.A.  Andina, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. own 57%, 28% and 15%, respectively, of the outstanding capital of Vital Jugos S.A.

In Chile we participate in the business of producing PET bottles through a 50/50 joint venture we entered into with Cristalerías de Chile in the year 2001.

In 1996, our shareholders approved the Reclassification of Capital Stock, which we refer to as the “Reclassification”, of Andina’s common stock into two new series of shares. Pursuant to the Reclassification, each outstanding share of Andina’s common stock was replaced by one newly issued Series A share and one newly issued Series B share. The Series A and Series B shares are principally differentiated by their voting and economic rights: the holders of the Series A shares have full voting power and are entitled to elect six of seven regular and alternate members of the board of directors, and the holders of the Series B shares have no voting rights but for the right to elect one regular and one alternate member of the board of directors. In addition, holders of Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares.

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

Capital Expenditures

During 2010 the Company financed its permanent investments exclusively from internal resources.

The following table sets forth our capital expenditures by territory and line of business for the periods indicated:

	Year ended December 31,
	2010	2009
	MCh$	MCh$
Soft Drinks:
Chilean territory	46,673	21,369
Brazilian territory	35,607	18,892
Argentine territory	8,961	7,362
Other Beverages:
Vital Jugos S.A.	3,315	1,566
PET Packaging:
Argentine territory	906	294
Total	95,462	49,483

During 2010, the Company disbursed approximately Ch$2.071 million to improve its industrial processes, industrial waste metering equipment, laboratory analysis, environmental impact consultancy, and other studies.

Our total capital expenditures were Ch$95,462 million in 2010, Ch$49,483 million in 2009.  In 2010, capital expenditures were principally related to the following:

Soft drinks:

Chile

•                  Returnable bottles (glass and PET bottles) and bottle cases;

•                  Cooling equipment, post mix and other point of sale equipment;

•                  New equipment to increase efficiency and production capacity;

•                  Implementation of the new Renca bottling facility.

Brazil

•                  Returnable glass bottles and bottle cases;

•                  Coolers, post-mix and other point-of-sale equipment;

•                  PET multi serving packaging production line;

•                  Equipment to increase efficiency and production capacity; and

•                  Remodeling of the Bangú distribution center

Argentina

•                  Bottles (glass and PET bottles) and bottle cases;

•                  Coolers ;

•                  Blowing equipment to increase operating efficiency

•                  Construction of a new deposit of 8,800 mt2 to increase storage capacity for finished products

Juices and Waters

Juices

•                  Renewal of transportation system for One Way PET line;

•                  Shrink Dase Seal labeling machine for One Way PET line;

•                  Extension of finished product warehouse;

•                  Acquire equipment for the production of the new 250 cc returnable glass format;

•                  Implementation of Tetra Pak line for the production of HUGO;

•                  Acquire 8,000 liters pasteurizing equipment for Tetra Pak line ; and

•                  Invest in equipment and supply nets.

Waters

•                  Implementation of CIP (cleaning in place) washing system at production lines;

•                  Glicol based cooling system at bottling facility;

•                  Implement line for the production of One Way 330 cc glass format;

•                  Acquire Packervitz labeling machine for 5 lt drum format

•                  Replace filler for glass line

•                  Fireproof security system at blowing plant;

•                  Renew forklifts;

•                  Build microbiology laboratory; and

•                  Laser encoders.

Divestitures

In November 2010, EDASA entered into an agreement to sell by May 2011 the property where the bottling facility was originally located in the Castro Barros area in Córdoba for an amount of US$3.5 million.

B.                     Business Overview

Andina is among the ten largest Coca-Cola bottlers in the world, servicing franchised territories with 36 million people, delivering over 7.6 million liters of soft drinks, juices, and bottled waters on a daily basis. We are the largest producer of soft drinks in Chile and the second largest soft drink producer in Brazil and in Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 85.4% of our consolidated net sales in 2010 In 2010, we recorded consolidated net sales of Ch$758,943 million and total sales volume of 438.0 million unit cases of Coca-Cola soft drinks.

In addition to the Coca-Cola soft drinks business, through Vital Jugos S.A., we produce and distribute fruit juices and other fruit-flavored beverages in Chile under trademarks owned by TCCC. Through Vital Aguas S.A., we produce and sell mineral water and purified water in Chile under trademarks owned by TCCC.  Through Envases Central S.A. we produce flavored waters and certain formats for soft drinks under trademarks owned by TCCC.  We also manufacture PET bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina. In Brazil, we also distribute the beer brands Amstel, Bavaria, Birra Moretti, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Murphy´s, Sol and Xingú.

Our Products

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories:

Chile: Andina, Andina Frut, Andina Frut Light, Andina Néctar, Andina Néctar Light, Benedictino, Burn, Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Dasani, Dasani Active, Dasani Balance, Dasani Citrus, Dasani Tangerine, Dasani AntiOx, Fanta Limón, Fanta Naranja, Fanta Naranja Zero, Fanta Uva, Fanta Frutilla, Fruitopia, Hugo, Kapo, Nestea, Nestea Light, Nordic Mist Ginger Ale, Nordic Mist Tónica, Powerade, Powerade Light, Quatro Guaraná, Quatro Light, Sprite, Sprite Zero and Vital.

             Brazil: Amstel, Aquarius Fresh, Bavaria, Birra Moretti, Burn, Chá Leão, Coca-Cola, Coca-Cola Light, Coca-Cola Light Plus, Coca-Cola Zero, Crystal, Del Valle, Del Valle Frut, Del Valle Mais, Del Valle Mais Soja, Dos Equis, Edelweiss, Fanta, Fanta Diet, Fanta Zero, Gladiator, Guaraná Leão, Heineken, I9, Kaiser, Kapo, Kapo Chocolate, Kuat, Kuat Eko, Kuat Zero, Leão Ice Tea, Matte Leão, Matte+Guaraná Leão, Murphy’s, Schweppes, Schweppes Light, Sol, Sprite, Sprite Diet, Sprite Zero, Xingú.

             Argentina: Aquarius, Cepita (7 flavors), Cepita Nutri Defense, Cepita Naranja Light, Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Crush Lima-Limón, Crush Naranja, Dasani, Dasani Active, Soda Kin, Fanta Limón, Fanta Naranja, Fanta

Naranja Zero, Powerade Naranja, Powerade Manzana, Powerade Mountain Blast, Powerade Light, Powerade Light Naranja, Quatro Liviana Schweppes Citrus, Schweppes Tónica, Sprite and Sprite Zero.

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

1. Soft Drink Business

Sales Overview

We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters. The following table illustrates our historical sales volumes for each of our territories:

	Soft Drink Sales Volumes
	Year ended December 31,
	2010	2009
	(millions of UCs)
Chile	132.6	128.0
Brazil	187.0	173.7
Argentina	118.4	117.9

In 2010, our Coca-Cola soft drinks business accounted for net sales of Ch$758,943 million and operating income of Ch$136,821 million representing 85.4% and 91.7% of our consolidated net sales and operating income, respectively.

Our Chilean soft drink operations accounted for net sales in 2010 of Ch$241,172 million; the Brazilian soft drink operations for net sales of Ch$350,824 million; and the Argentine soft drink operations for net sales of Ch$166,947 million.

The following tables set forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in our franchise territories for the periods indicated.

	Year ended December 31, 2010
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	189,941	104.4	297,644	155.6	127,808	91.5
Flavored soft drinks	51,231	28.2	53,180	31.4	39,139	26.9
Total	241,172	132.6	350,824	187.0	166,947	118.4

	Year ended December 31, 2009
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	179,470	102.5	253,514	144.3	120,982	90.8
Flavored soft drinks	45,843	25.5	44,812	29.4	39,115	27.1
Total	225,313	128.0	298,326	173.7	160,097	117.9

In Chile, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans of various sizes. It is also distributed as Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, in stainless steel and bag-in-box containers. In Brazil, Coca-Cola soft drinks are distributed in returnable and non-returnable glass, in PET bottles of various sizes, in aluminum cans and also as post-mix syrup. In Argentina, Edasa produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup.  Regarding Juices, they are distributed in non-returnable glass and PET bottles, returnable glass bottles, in bi-laminated sachets, cardboard Tetra Pak containers and bag-in-box as concentrated juice that is mixed with water at the point of sale. Waters are distributed in returnable glass bottles and non-returnable PET bottles.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by packaging type, measured as a percentage of total sales volume:

Soft Drink Sales by Packaging Type

	Year Ended December 31,
	2010			2009
	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix	% Total Mix
Returnable	61	12	49	62	14	50
Non-returnable	36	85	50	34	83	49
Post Mix	3	3	1	4	3	1
Total	100	100	100	100	100	100

Customers and Distribution

As of December 31, 2010, we sold our products to approximately 45,679 customers in Chile, 63,736 customers in Brazil, and 46,133 customers in Argentina. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by type of customer, measured as a percentage of total sales volume:

Soft Drink Sales by Type of Customer

	Year ended December 31,
	2010			2009
	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)

Mom & Pops	59	20	50	58	24	50
Supermarkets	21	30	18	21	29	16
On Premise	13	26	3	13	23	7
Wholesale distributors	7	24	29	8	24	27
Total	100	100	100	100	100	100

Chile. As of December 31, 2010, Andina’s sales force consisted of 208 salespeople (158 workers hired indefinitely and 50 hired on a fixed term basis) who call on most customers on average 1.4 times per week. For sales to major supermarkets, we employ 6 key account heads, 14 field supervisors and 543 third party promoters (469 full time and 74 part time) who are on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis. Our distribution system for our soft drink products consisted of a group of 18 exclusive distributors, which are independent businesses that collectively deploy approximately 365 trucks (30 of which are company property), depending on seasonal demand. The 18 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 61% of total soft drinks volume in 2010. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 46 days after invoices are issued. On average, accounts receivable from all clients are liquidated on a 20-day term.

Brazil. As of December 31, 2010, Andina Brazil’s sales force in Brazil consisted of an average of 595 salespeople (383 commercial representatives and 212 supermarket promoters) divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and bottles), (ii) sales to supermarkets (consisting of bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, water, juice, energy drinks and ready-to-drink tea) distributed by Andina Brazil. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (ii) trucks operated by independent transport companies on a non-exclusive basis. In 2010, 10% were distributed by exclusive distributors, and 90% by independent transport companies. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities. In 2010, approximately 19% of Andina Brazil’ soft drink sales were paid for in cash at the time of delivery, 19% were paid by check to be cashed between one and ten days after delivery and 62% were paid between 10 and 45 days after delivery by invoice.

Argentina. As of December 31, 2010, our sales force in Argentina consisted of 410 employees, grouped in salespeople, merchandisers, and Contact Center personnel. In 2010, 72% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 28% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2010, approximately 80% of Edasa’s soft drink sales were paid for in cash and 20% were credit sales.

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

Argentina. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. The greatest competitor is Ambev, the Latin American unit of the largest brewery group of the world (Inbev) that produces and commercializes Pepsi-Cola products. As far as B-brands, the most significant are: Talca, Pritty and Naranpol representing over 78% of the volume for B-brands. Productora Alimentaria S.A. is dedicated to the production, commercialization, and distribution of juices, soft drinks, appetizers and mass consumption products; and among others it also commercializes, the Naranpol brand with a strong market presence in the coast of Argentina. Pritty S.A., a company established in the city of Córdoba, is dedicated to the production and sale of beverages without alcohol; it commercializes Pritty, Doble Cola, Saldán, Switty, Rafting, Hook and Magna. O.E.S.A., a preceding Pepsi bottler in the province of Mendoza, produces and commercializes soft drinks and soda water under the brand Talca.

Based on reports by A.C. Nielsen, we estimate that in 2010, our average soft drink market share within our franchise territories reached 69.1%, 57.3%, and 55.3% for Chile, Brazil, and Argentina, respectively.

The following table presents the market share of our main competitors in Chile, Brazil and Argentina for the periods indicated:

Market Share

	Year ended December 31,
	2010			2009
	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)
Coca-Cola soft drinks	69	57	55	69	57	53
ECUSA soft drinks	20	—	—	20	—	—
Pepsi-Cola and 7 Up products	3	5	21	3	5	22
Pritty products	—	—	9	—	—	9
Antarctica products	—	11	—	—	10	—
Brahma products	—	2	—	—	2	—
Other	8	25	15	8	26	16
Total	100	100	100	100	100	100

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

The cost of each raw material within the total of main raw materials is the following: concentrate represents 60%; sugar and artificial sweeteners 26%; non-returnable bottles 9%; bottle caps 4% and carbon dioxide 1%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties (“ECSA”) is included within the cost of sales of soft drinks. These costs represent 21% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Brazil - Raw Materials. Andina Brazil purchases concentrate in the city of Manaus at prices established by TCCC. Manaus has been designated as a duty-free development zone by the Brazilian government. Andina Brazil purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda. It purchases carbon dioxide gas mainly from Companhia White Martins Gases S.A..  PET pre-forms from Braspla Ltda., and Amcor Ltda.,.  Glass bottles are purchased from Owens-Illinois and metal bottle caps from Aro S.A. Plastic bottle caps are purchased from Closure Systems International and Rexam.  Andina Brazil purchases water from the municipality of Rio de Janeiro.

The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 33%; sugar and artificial sweeteners 24.%; non-returnable bottles 21%; cans 14%, bottle caps 4%, carbon dioxide 1%. Additionally, the cost of soft drinks finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 3.5% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non-returnable glass bottles.

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

(1)  For detailed information please visit our website www.embotelladoraandina.com

The cost of each raw material as a percentage of the total cost of raw materials is the following: concentrate 55%; sugar and artificial sweeteners 22%; non-returnable bottles 16%; bottle caps 4% and carbon dioxide 1%, and the remaining 2% correspond to packaging. Water does not represent a significant cost as raw material.  Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1% of the total costs of sales of soft drinks and correspond to can formats, juices and some bottled water products.

Argentina PET Packaging - Raw Materials. The principal raw material required for production of PET bottles is PET resin, during 2010 this raw material was from DAK Américas de Argentina S.A. In 2010, the Edasa Packaging Division’s costs for PET resin accounted for 90.4% of the total variable cost of its sales of PET bottles and preforms.

Marketing

We and TCCC  jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective Bottler Agreements. During 2010, we paid approximately 50% of the advertising and promotional expenses incurred by TCCC  in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by TCCC . See “Item 4. Information on the Company —Bottler Agreements.”

Channel Marketing. In order to provide more dynamic and specialized marketing of our products, our strategy is to divide our market into distribution channels. Our principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each type of location or distribution channel. In response to this analysis, we seek to tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

Our consolidated total advertising expenditures in 2010 were Ch$28,662 million.

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

Brazil. We distribute beer under the Amstel, Birra Moretti, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Murphys, Sol, Xingu and Bavária labels. We also distribute water under the labels Crystal and Aquarius Fresh and sell and distribute ready-to-drink juices under the labels Del Valle Frut, Del Valle Mais, and Kapo; milk and cocoa-based beverages under the Kapo Chocolate brand, energy drinks under the brand names Burn and Gladiator, isotonics under i9 and Powerade brand names and Chá Leão, Leão Ice Tea, Matte Leão, and Guaraná Leão ready-to-drink teas.

Argentina. We produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Dasani (purified water) and Aquarius (flavored water), as well as Powerade in the isotonic segment.

Waters and Juices in Chile

Sales. In 2010, net sales of waters and juices in Chile represented 6.1% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$54,486 million, reflecting additional revenue we received from Vital Jugos’ sales to third parties together with Andina’s operating margin realized from the sale and distribution of these products.

The following table sets forth for the periods indicated, Vital Jugos’ net sales and sales by volume of unit cases of waters and juices:

Waters and Juices Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2010		2009
	In million Ch$ and million UCs
	Ch$	UCs	Ch$	UCs
Andina Frut an Andina Néctar	24,637	14.5	21,782	12.0
Kapo	5,578	3.9	4,693	3.3
Powerade	1,713	0.7	1,536	0.6
Nestea	689	0.3	412	0.3
Fruitopia, Hugo and Aquarius	432	0.2	373	0.1
Dasani (purified and flavored water)	535	0.6	829	0.8
Benedictino (purified water)	2,000	3.5	1,454	2.5
Vital (mineral water)	8,150	13.3	7,560	11.5
Total(2)	43,734	37.0	38,639	31.1

(1)Reflects the sale of Vital Jugos and Vital Aguas to bottlers of The Coca-Cola Company.

(2)Includes sales to related companies which are eliminated upon consolidation.

Marketing. Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by TCCC for all Vital Jugos’ and Vital Aguas’ products.

Customers and Distribution. Juices and waters throughout Chile are distributed by means of distribution agreements between TCCC and the Coca-Cola bottlers in Chile. In 2010, Andina distributed approximately 54% of Vital’s products, and the other two Coca-Cola bottlers in Chile distributed an aggregate of 46%. Each Coca-Cola bottler in Chile distributes Vital and Vital Aguas products in its respective franchise territory. Under Vital Jugos’ and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory.

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

Based on reports by A.C. Nielsen, we estimate that in 2010, our market share within our Chilean franchise territories reached 34.8% for the juice segment and 35.6% for waters.

Raw material for Juices. The principal raw materials used by Vital S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 13.5%, fruit pulp and juices 11.2%, flavors, aromas and citric acid 17.9%, containers 25.7% and wrapping material 5.5%, all of which during 2010 accounted for 80.2% of total costs for sales of juice, including packaging.

Raw materials for Waters: The principal raw materials used by Vital Aguas S.A. in the production of mineral water and purified unflavored and purified flavored water and as a percentage of total raw material costs are: Non-returnable PET packaging 41.6%, mineral water, flavor, aromas, sweeteners and citric acid 25.1%, packaging material 5.2%, caps 5.1% and carbonation 0.9%, all of which during 2010 accounted for 80.2% of total costs for sales of water, including packaging.

Beer, Juices and Waters in Brazil

Sales. In 2010, net sales of beer, juices, waters, tea based beverages, isotonics and energy drinks in Brazil were Ch$56,958 million, representing 6,4% of our consolidated net sales.

Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Kaiser by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”). In 2006, Femsa acquired from Molson the controlling ownership interest over Kaiser y later in 2010 Heineken acquired the controlling interest of Femsa’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2010, Andina Brazil’s net sales of beer were Ch$15,641 million, of which Bavaria brand beer accounted for 47.8%, Heineken for 19.2%, Kaiser for 18%, Sol for 12.2%, and all the other brands accounted for 0.9% of net sales.

Competition. In the beer sector, Andina Brazil’s main competitor is Ambev that during 2010 had a very dominant position in the Brazilian market.

The Distribution Agreements.  TCCC and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola System of beer produced and imported by Heineken. The agreements were signed May 30, 2003, and are renewable for a period of 20 years.

Andina Brazil is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except as may be mutually agreed in writing between Andina Brazil and Heineken.

Under the terms of the distribution agreement, Heineken undertakes all responsibility for planning and managing advertising, marketing and promotional activities related to beer.  Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken´s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro and Espirito Santo region. Andina Brazil has agreed to devote at least 2.6% of its sales net of taxes of Heineken products to such promotional activities or events.

Andina Brazil is prohibited from assigning, transferring, or otherwise encumbering the Heineken distribution agreement or any interest therein for the benefit of third parties without prior written consent from Heineken may terminate the distribution agreement immediately in the event that Andina Brazil (i) declares bankruptcy, is made a party to bankruptcy proceedings or is placed under judicial administration, (ii) is dissolved or liquidated or its assets are nationalized, expropriated, attached or intervened, (iii) undergoes a change of business or of control, (iv) ceases to be a franchisee of TCCC or (v) causes a material breach of the Heineken distribution agreement. In addition, Heineken may terminate the Heineken distribution agreement one year after delivery of notice that Andina Brazil is not complying with the terms thereof. Andina Brazil may terminate the Heineken distribution agreement in the event of a material breach thereof by Heineken.

3. PET Packaging

Overview and Background

We produce PET bottles in both returnable and non-returnable formats. As a returnable packaging material, PET has advantages compared to glass because it is lightweight, difficult to break, transparent and easily recyclable. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products, wine and personal hygiene products In 2010, the Edasa Packaging Division was one of the largest manufacturers of PET products in Argentina. In 2010,Andina Brazil purchased 90% of its PET preforms from Braspla and 10% from Amcor.

Sales. In 2010, the Edasa Packaging Division had net sales of Ch$20,365 million with sales to Edasa Soft Drinks Division amounting to Ch$12,244 million. The Edasa Packaging Division also sold PET bottles to third parties accounting for approximately Ch$8,121 million.

Competition. We are suppliers of returnable and non-returnable PET bottles for Coca-Cola bottlers in Argentina and Chile. According to the pre-existing agreements between TCCC  and the other Coca-Cola bottlers within South America, we must obtain the consent and assistance of TCCC  to expand our sales of returnable PET bottles to said bottlers.

In Chile, we do not have any principal competitors in the non—returnable PET bottles market for oils, wines and personal hygiene. There are a few producers of non-returnable PET bottles in Chile who are significantly smaller than CMF. Plasco S.A., the second Chilean manufacturer of non-returnable PET bottles, does not compete with us because it is the exclusive supplier of PET bottles for ECUSA. (The Chilean Pepsi bottler).

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

Either party to any Bottler Agreement may, with 60 days’ notice thereof to the other party, terminate the Bottler Agreement in the event of non-compliance by the other party with the terms thereof so long as the party in non-compliance has not remedied such non-compliance during this period. In addition, if a bottler does not wish to pay the required price for concentrate for any Coca-Cola products, it must notify TCCC within 30 days of receipt of The Coca-Cola Company’s new prices. In the case of any Coca-Cola soft drink or other Coca-Cola beverages other than Coca-Cola concentrate, the franchise regarding such product shall be deemed automatically canceled three months after TCCC’ s receipt of the bottler’s notice of refusal. In the case of Coca-Cola concentrate, the Bottler Agreements shall be deemed terminated three months after TCCC’s receipt of the bottler’s notice of refusal. TCCC may also terminate the Bottler Agreements if the bottler or any individual or legal entity that controls, owns a majority share in or directly or indirectly influences the management of the bottler, engages in the production of any non-Coca-Cola beverage, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the bottler shall be given six months to remedy such situation.

Chile Bottler Agreements:  (i) the Bottler Agreement entered into between Andina and TCCC celebrated on January 1, 2008 for a 5-year term until December 31, 2012; (ii) on December 22, 2005, Vital S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized Vital S.A. to produce, prepare and bottle in packaging previously approved by TCCC the following brands: Andina Frut Andina Nectar, Kapo, Nestea, Fruitopia and Powerade.  The Agreement will expire on December 31, 2015, and sets forth that Andina, and the other two Chilean Coca-Cola bottlers, Embonor and Polar, have the right to purchase products from Vital S.A. as well as produce, package, and sell these products at their respective production facilities; (iii) on December 22, 2005, Vital Aguas S.A. and TCCC entered into a

Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue, Benedictino, Dasani and Aquarius.

Brazil—Bottler Agreement: the Bottler Agreement between Andina Brazil and TCCC will expire on October 4, 2013.

Argentina —Bottler Agreement: (i) the Bottler Agreement, between Edasa and TCCC which will expire in February of 2012; and (ii) with respect to the Argentine territory the Juice and Water Bottler Agreement is currently being negotiated.

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

Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health, which oversees diet products. Our permits from said Ministries are valid and in force for a term of ten years for each product we produce. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits in the past nor do we expect to experience any difficulties in the future. The Ministries do not regularly inspect facilities but they do send inspectors to investigate any complaints it receives.

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

In 2006 TCCC  issued its audit regarding Certifications of Quality, Security and Environment Systems known as PHASE 3, and we have become the first production facility in Chile to receive this certification with the maximum qualifications.. These certifications were revalidated according to the new KORE (Coca-Cola Requirements) dispositions beginning August 2010.

During 2005, our  production facility in Chile , became the first plant in Latin America to achieve the four Quality System Certifications, Food Safety and Quality Management System (HACCP-Hazard Analysis and Critical Control Point), Environment (ISO 14001:2004), Security and Occupational Health (OHSAS 18001:1999) and Quality (ISO 9001:2000). Also in 2005 it achieves the National Award for Quality from Chilecalidad. In September of 2007 and 2010 these certifications were extended for another 3 years. Additionally during December 2010 we achieved certification for Food Safety Management (ISO 22001)

The distribution centers also count with the following certifications:  Food Safety and Quality Management System (HACCP) since 2007 and Security and Occupational Health (OHSAS 18001:2008) since June 2009, both valid for a period of 3 years.

In 2003, the production facilities of Rengo and Vital were certified under the Codex Alimentarius and the Chilean regulation 2861:2004 for their production processes. These certifications were renewed in 2006. As of December 31, 2009 these production facilities held the following certifications: (i) Food Safety and Quality Management (HACCP); (ii) Quality Management (ISO 9001); (iii) Environment Management (ISO 14001);  (iv) Security and Occupational Health (ISO 18000); and (v) Food Safety Management under ISO 22001 regulations and Best Practices of Food Manufacturing under PAS 220.

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

Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministério do Meio Ambiente (Brazilian Ministry of Environment) and the Conselho Nacional do Meio-Ambiente or CONAMA dictate environmental policy, including, without limitation, initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or IBAMA enforces environmental regulations set by CONAMA. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect us. Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente or FEEMA, the principal environmental authority in Rio de Janeiro and the Instituto Estadual de Medio Ambiente e Recursos Hídricos or IEMA, the principal environmental authority in Espírito Santo. FEEMA and IEMA periodically inspect industrial sites and test liquid waste for contamination. We believe to the best of our knowledge that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material adverse effect on our results or operations. The operation in Brazil as that of Chile counts with all certifications  mentioned in terms of Quality, Environment and Occupational Health and Safety and those associated with Food Safety and Best Practices in Food Processing.

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

During October of 2009, the National Award for Quality Foundation that promotes excellence in the development of processes and products in that country, granted us the 2009 National Award for Quality, which was handed by the president of Argentina, Cristina Fernandez de Kirchner. In the operation in Argentina we maintain all certifications mentioned for Chile in addition to the Excellence Level Award of TCCC achieved in December 2010 by EDASA, due to the constant importance given to the excellence in the development of processes, products and activities.

C.                     Organizational Structure

The following table presents information relating to the main activity of our subsidiaries and our direct and indirect ownership interest in them as of the date of preparation of this document:

Subsidiary	Activity	Country of Incorporation	Percentage Ownership

Embotelladora Andina Chile S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
Vital Jugos S.A.	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	57.00
Vital Aguas S.A.	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	56.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Envases Central S.A.	Manufacture and packaging of all kinds of beverages, and commercialize all kinds of packaging.	Chile	49.91
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carryout exclusively foreign permanent investments or lease all kinds of real estate.	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Rio de Janeiro Refrescos Ltda.	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Holdfab 2 Participações Ltda.	Manufacture, bottle and commercialize beverages and food in general, and beverage concentrate. Invest in other companies	Brazil	36.40
Mais Indústria de Alimentos S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	6.16
Sucos del Valle do Brasil Ltda.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	6.16
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
Embotelladora del Atlántico S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Abisa Corp.	Invest in financial instruments.	British Virgin Islands	99.99

The following chart presents in summary form the Company’s direct and indirect ownership participations in subsidiaries and affiliates:

D.            Property, Plants and Equipment

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties, and facilities in each of the franchise territories:

		Surface
Properties and Facilities	Main Use	(Square Meters)

Chile		718,397
Embotelladora Andina S.A.
Metropolitan Region	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	494,386
Rancagua	Warehouses	25,920
San Antonio	Warehouses	19,809

Vital Jugos S.A.
Metropolitan Region	Offices / Production of Juices	40,000

Vital Aguas S.A.
Rengo	Production of Waters	12,375

Envases CMF S.A.
Metropolitan Region	Offices / Production of PET bottles and preforms	74,001

Envases Central S.A.
Metropolitan Region	Offices / Production of Soft Drinks	51,906

Brazil		631,872
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	248,375
Itambi	Warehouses	131,420
Vitória	Offices / Production of Soft Drinks / Warehouses	93,320
Nova Iguaçu	Warehouses	79,958
Bangu	Distribution Center	44,614
Campos	Warehouses	24,200
Cachoeira do Itapemirim	Warehouses	8,000
Cabo Frio	Warehouses	1,985

Argentina		1,171,413
Embotelladora del Atlántico S.A.
Córdoba	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	923,360
Santo Tomé	Offices / Warehouses	89,774
San Juan	Offices / Warehouses	48,036
Mendoza	Offices / Warehouses	41,579
Rosario	Offices / Warehouses	28,070
Río IV	Offices / Warehouses	7,482
San Luis	Offices / Warehouses	6,069
Buenos Aires	Production of PET bottles and preforms	27,043

We have full ownership of our properties and they are not subject to material encumbrances.

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2010			2009
	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Chile	157	79	88	157	75	86
Brazil	222	81	99	222	77	100
Argentina	144	65	83	141	86	97
Other beverages (millions of UCs)
Chile	49	77	97	49	64	83
Argentina	4	40	75	2	21	31
PET packaging (millions of bottles)	639	93	100	639	94	100

Total installed annual production capacity assumes production of the mix of products and containers produced in 2010.

In 2010, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity; we also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations.  At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2010, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 576 million unit cases. Our primary facilities include:

•                          through Embotelladora Andina, in the Chilean territory,  one soft drink production facility with eight production lines with total installed annual capacity of 157 million unit cases (27.3% of our total installed annual capacity);

•                          through Vital Jugos in the Chilean territory, one fruit juice production facility, with six production lines, with total installed annual capacity of 21 million unit cases (3.6% of our total installed annual capacity);

•                          through Vital Aguas in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 28 million unit cases (4.9% of our total installed annual capacity);

•                          through Rio de Janeiro Refrescos in the Brazilian territory, two soft drink production facilities with eleven production lines with total installed annual capacity of 222 million unit cases (38.5% of our total installed annual capacity); and

•                          through Embotelladora del Atlántico in the Argentine territory, one soft drink production facility with seven production lines with a total installed annual capacity of 144 million unit cases (25.0% of our total installed annual capacity); and one production facility for bottles and preforms that covers the needs of the Coca-Cola system in that country and one facility for the production of juices with one production line that covers the needs of our franchise with a total installed annual capacity of 4 million unit cases (0.7% of our total installed annual capacity).

ITEM 4A.                     UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not Applicable .

ITEM 5.                              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

The following discussion should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto.

Theses Financial Statements have been prepared in accordance with IFRS issued by the IASB.

These Financial Statements reflect the consolidated financial position of Embotelladora Andina. S.A. and its subsidiaries as of December 31, 2010, 2009 and January 1, 2009 as well as the operating results, changes in shareholders’ equity and cash flows for the periods ended December 31, 2010 and 2009, all of which were approved by the Board of Directors on June 28, 2011.

IFRS N° 1 provides for certain exemptions from full retrospective application of IFRS in the opening balance sheet.  See Note 3 to the Audited Consolidated Financial Statements of the Company for a discussion of the exceptions elected by the Company.

These Consolidated Financial Statements have been prepared based on the accounting records of the parent company and the entities that form part of the Company.  Each entity prepares its Financial Statements in accordance to accounting principles of each country; therefore we have incorporated all necessary adjustments and restatements upon consolidation of figures in order to standardize all accounting principles and criterion to adjust them to IFRS.

Factors Affecting Comparability

During 2010, there were no changes in the application of IFRS as compared to the previous year that could materially affect the comparability of the financial statements.

Critical Accounting Estimates

Discussion of critical accounting estimates

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of our results of operations and financial position in the preparation of financial statements in conformity with IFRS. We cannot assure you that actual results will not differ from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates and assumptions about the effect of matters that are inherently uncertain. For a more detailed discussion of accounting policies significant to our operations, please see Note 1 to our Consolidated Financial Statements.

Allowance for doubtful accounts

We evaluate the collectability of our trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific identification of potential bad customer debts, bad debt charges are recorded based on, among other factors, our recent loss history and an overall assessment of past due trade accounts receivable outstanding. As of December 31, 2010, our accounts receivable balance was Ch$105,059 million, net of allowances for doubtful accounts of Ch$1,226 million. Historically, on a consolidated basis, doubtful accounts have averaged less than 1% of consolidated net sales.

Property, plant and equipment

Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of property, plant and equipment should be shortened, we depreciate the net book value in excess of the estimated salvage value over its revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, vending equipment, transportation equipment or software could result in shortened useful lives. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions and changes to our business model or changes in operating performance. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

Goodwill Impairment losses

The Company proves on a yearly basis if the goodwill has suffered impairment losses.  The recoverable amounts of cash generating units have been determined based on fair-value calculations.  Key variables that management calculates include sales volume, prices, marketing expenses and other economic factors.  The estimation of these variables requires significant discernment on the part of management, since these variables carry inherent uncertainties; however the assumptions used are consistent with our internal planning, and therefore, management periodically evaluates and updates these estimates, based on the conditions affecting these variables.  If assets are considered to have suffered impairment losses, they will have a write off at an estimated fair value or future recovery value in accordance with discounted cash flows.  Free cash flows from Brazil and Argentina are discounted at a rate of 15% and generated a higher value than their respective assets, including added value of the Brazilian and Argentine subsidiaries.

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

Operating Results

Summary of Operations

The following table sets forth, for the periods indicated, sales volume, net sales and operating income for the Company’s operations in Chile, Brazil and Argentina, respectively, expressed in each case in nominal million Chilean pesos as of December 31, 2010 and 2009, and as a percentage of consolidated net sales or operating income, as the case may be:

	Years ended December 31,
	2010	2009
	MUCs	MUCs
Sales volume:
Chile	161,5	152,4
Soft Drinks	132,6	128,0
Mineral Water	9,3	8,1
Juices	19,6	16,3
Brazil	202,5	185,3
Soft Drinks	187,0	173,6
Mineral Water	3,7	2,6
Juices	7,9	5,0
Beer	3,9	4,1
Argentina	125,2	120,9
Soft Drinks	118,4	117,9
Mineral Water	4,8	1,7
Juices	2,0	1,3

	Years ended December 31,
	2010		2009
	MCh$	%	MCh$	%
Net sales:
Chile	$295,659	33.3%	$273,098	34.8%
Brazil	407,782	45.9	339,546	43.2
Argentina	185,273	20.8	174,438	22.2
Inter-country eliminations(1)	—	—	(1,237)	(0.20)
Total	$888,714	100%	$785,845	100%

Operating income:
Chile	57,442	38.45%	53,905	40.4%
Brazil	72,252	48.4	59,949	45.0
Argentina	23,442	15.7	23,212	17.4
Corporate expenses(2)	(3,902)	(2.6)	(3,943)	(2.8)
Total	$149,234	100%	$133,123	100%

(1)                               Eliminations represent intercompany sales.

(2)                               Corresponds to corporate expenses that are not distributable in the operations.

The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in nominal million Chilean pesos as of December 31, 2010 and 2009, and as a percentage of consolidated net sales or operating income, as the case may be:

	Years ended December 31,
	2010		2009
	MCh$	%	MCh$	%
Net sales:
Soft drinks	$758,943	85.4%	$683,736	87.0%
Other beverages(1)	121,650	13.7	94,005	12.0
Packaging	8,121	0.9	8,104	1.0
Total	$888,714	100%	$785,845	100%
Operating income:
Soft drinks	$136,891	91.7%	$120,738	90.7%
Other beverages(1)	9,518	6.4	9,319	7.0
Packaging	2,825	1.9%	3,066	2.3
Total	$149,234	100%	$133,123	100%

(1)                Includes, in Chile, waters and juices; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored waters and juices.

The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in nominal million Chilean pesos as of December 31, 2010 and 2009, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2010		2009
	MCh$	%	MCh$	%
Net sales	$888,714	100%	$785,845	100%
Cost of sales	(504,516)	(56.8)	(453,036)	(57.6)
Gross profit	384,198	43.2	332,809	42.4
Administrative and selling expenses	(234,964)	(26.4)	(199,686)	(25.4)
Operating income	149,234	16.8	133,123	16.9
Non-operating income (expenses), net	(9,294)	(1.0)	(5,972)	(1.0)
Income taxes	(36,340)	(4.1)	(29,166)	(3.7)
Net income	$103,600	11.7%	$97,985	12.5%

Results of Operations for the Years Ended December 31, 2010 and 2009

	Chile		Brazil		Argentina		Total (1)
	2010	2009	2010	2009	2010	2009	2010	2009

Net sales	$295,659	$273,098	$407,782	$339,546	$185,273	$174,438	$888,714	$785,845
Cost of sales	(170,125)	(155,157)	(230,540)	(199,082)	(103,851)	(100,034)	(504,516)	(453,036)
Gross profit	125,534	117,941	177,242	140,464	81,422	74,404	384,198	332,809
Administrative and selling expenses(2)	(68,092)	(64,036)	(104,990)	(80,515)	(57,980)	(51,192)	(231,062)	(195,743)
Corporate expenses							(3,902)	(3,943)
Operating income	$57,442	$53,905	$72,252	$59,949	$23,442	$23,212	$149,234	$133,123

(1)              Total does not equal the sum of all the franchise territories due to inter-country eliminations.

(2)               The majority of corporate expenses were distributed in the operations.

Net Sales

Consolidated Sales Volume amounted to 489.2 million unit cases in 2010, an increase of 6.7%. Soft Drinks grew 4.4%, while the other categories of, Juices, Waters, and Beer together increased by 31.1%. Particularly, the Waters segment recorded a significant 43.9% increase. Net Sales amounted to Ch$888.714 million, a 13.1% increase mainly explained by the increase of volume and prices in the three countries in addition to the positive effect upon translation of figures from Brazil and negative in the case of Argentina.  Net sales of Coca-Cola soft drinks represented 85.4% of total Consolidated Net Sales.

In Chile, Sales Volume amounted to 161.5 million unit cases a 6.0% growth. This growth was a result of increased soft drink volumes (+3.6%) as well as an increase in the Juices and Waters segment (+20.4%). Net Sales amounted to Ch$295,659 million, a 8.3% improvement, driven by higher volumes and prices. In year 2010, our average volume market share in the soft drink market in Chile increased to 69.1% reflecting that we maintain a strong competitive position. Our average value market share was 71.8% during 2010 compared to 71.7% in 2009.

Soft drink net sales in Chile amounted to Ch$241,172 million during 2010, representing a 7.0% increase regarding the previous year, principally explained by a 3.6% increase of volumes and by an increase of the average income per unit case . Net sales of fruit juices and waters in Chile was Ch$54,487 million in 2010, showing an increase of 14.0% from 2009. This growth was led by a 18.4% increase of sales volume of these segments.

In Brazil, Sales Volume amounted to 202.5 million unit cases, a 9.3% increase driven by Soft drinks (+7.7%) and the Juices, Waters and Beer segment (+33.3%). This significant growth reflects the economic and consumption recovery and favorable weather conditions. Net Sales reached Ch$407,782 million (+20.1%) due to the effect upon translation of figures in addition to higher volumes and price adjustments above local inflation. The Brazilian real appreciated 3.5% on average with respect to the respect the Chilean peso, resulting in a positive accounting impact over costs and expenses upon translation of figures for consolidation. In year 2010, our average volume market share in the soft drink market in Brazil reached 57.4% reflecting that we maintain a strong competitive position. Our average value market share was 67.0% during 2010 compared to 67.6% in 2009.

Soft drink net sales in Brazil amounted to Ch$350,824 million during 2010, representing a 17.6% increase regarding the previous year, principally explained by the effect upon translation of figures, increased volumes and price adjustments made in this segment.  On the other hand, the Company’s beer, waters and juices operations in Brazil generated net sales in 2010 of Ch$56,958 million, representing a 38.2% increase from 2009.

In Argentina, Sales Volume for the Full Year ended December 31, 2010 reached 125.2 million unit cases, an increase of 3.6%.  Soft drinks grew 0.5% and the other categories of juices and Waters together grew 126%. Net Sales reached Ch$185,273 million (+6.2%), explained by price adjustments and increased volumes, offset by the effect upon translation of figures.  The Argentine peso devalued 13.1% on average with respect to the Chilean peso resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results. In year 2010, our average volume market share in the soft drink market in Argentina increased to 55.3% reflecting that we maintain a strong competitive position. Our average value market share was 62.8% during 2010 compared to 61.2% in 2009.

Soft drink net sales in Argentina amounted to Ch$166,947 million during 2010, representing a 4.3% increase  regarding the previous year, principally explained by higher volumes in this segment , offset by the negative effect upon translation of figures.  Net sales of PET packaging and juices in Argentina were Ch$18,326 million in 2010, representing an increase of 27.8% compared to 2009 resulting from the same reasons given for the increase in soft drinks net sales.

Cost of Sales

Cost of sales were Ch$504,516 million in 2010, representing 56.8% of net sales, compared to Ch$453,036 million, or 57.6% of net sales in 2009. The increase in cost of sales in 2010 was principally due to (i) significant increases in the cost of sugar; (ii) depreciation of the Argentine peso, affecting our U.S.-dollar denominated costs; (iii) increased concentrate costs in Chile due to the incidence factor; and (iv) increased labor costs in Argentina and Brazil.  All of which was offset by the appreciation of the currencies in Chile and Brazil, which resulted in a positive impact of U.S. - dollar denominated costs.

In Chile, Cost of Sales per unit case increased by 3,5% mainly due to increases in (i) the price of PET resin; (ii) depreciation and (iii) concentrate price; partially offset by the revaluation of the Chilean peso which has a positive impact over U.S. dollar denominated costs .  In Brazil, Cost of Sales per unit case increased 5.9% mainly explained by: (i) increased sugar prices; (ii) higher labor costs, and (iii) increased purchase of soft drinks from third parties.  Increased U.S. - dollar denominated costs were partially offset by the revaluation of the Brazilian real. In Argentina, Cost of Sales per unit case remained practically the same.

For the Company’s Chilean operations, the percentage representing cost of sales regarding net sales was 57.5% for the year 2010 and 56.8% for the year 2009. For the Company’s Brazilian operations, Cost of Sales represented 56.5% for 2010 and 58.6% of net sales for 2009. For the Company’s Argentine Operations, cost of sales represented 56.1% during 2010 and 57.3% of net sales in 2009.

Gross Profit

Due to the aforementioned, gross profit in 2010 increased by 15.4%, reaching Ch$384,198 million, or 43.2% of net sales, compared to Ch$332,809 million, or 42.4% of net sales in 2009.

Administrative and Selling Expenses

Selling and administrative expenses amounted to Ch$234,964 million in 2010, this represented 26.4% of net sales for 2010 and a 17.7% increase with respect to the Ch$199,686 million in 2009, that represented 25.4% of net sales for that year. SG&A increased by the effect upon translation of figures of our operations in Brazil and the adjustment of freight fees.

As a percentage of net sales, the Company’s Chilean operations recorded selling and administrative expenses of 23.0% in 2010 compared with 23.4% in 2009. Selling and administrative expenses in our Brazilian operations were 25.7% in 2010 compared with 23.7%  in 2009 and the selling and administrative expenses in our Argentine operations were 31.3% in 2010 compared with 29.3% in 2009

Operating Income

As a consequence of the aforementioned, operating income increased 12.1% in 2010, amounting to Ch$149,234 million, or 16.8% of net sales, compared to Ch$133,123 million, or 16.9% of net sales in 2009.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	For the year ended December 31,
	2010	2009
	(million Ch$)
Other income and expenses, by function and other gains and losses	$(7,143)	$(3,423)
Financial Income	3,376	3,952
Financial Costs	(7,402)	(8,124)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	2,315	1,604
Exchange rate differences	(222)	(621)
Income by indexation unit	(218)	640
Non-operating income, net	$(9,294)	$(5,972)

Non-Operating Results totaled a loss of (Ch$9,294) million, which compares negatively to a loss of (Ch$5,972) million recorded during 2009. The account with greater variation is “Other income and expenses, by function and other gains and losses” which reflects a higher loss of Ch$3,720 million due to (i) a lower restatement of judicial deposits in Brazil with respect to the previous year; (ii) higher debit and credit taxation in Argentina during year 2010; (iii) losses given the February 27 earthquake in Chile (below insurance deductibles); and (iv) greater contingency adjustments in year 2010 compared to year 2009. The Ch$711 million variation of from affiliated companies that are accounted for using the equity method is mainly due to improved results from the juice business Joint Venture in Brazil and from the packaging subsidiary in Chile.

Income Taxes

Income taxes in 2010 increased 24.6% to Ch$36,340 million compared to Ch$29,166 million in 2009. The increase is principally explained by: (i) greater earnings from the three countries in which the Company operates; (ii) a lower charge for tax expenses during 2009 in Chile, due to taxable assets in accordance with the variation of the exchange rate, generating tax savings as a result of the strong appreciation of the Chilean peso in 2009; and (iii) a lower use of fiscal incentives during 2010 in Brazil.

Net Income

As a result of the aforementioned, net income in 2010 was Ch$103,600 million, representing 11.7% of net sales and an increase of 5.7% compared to net income of Ch$97,985 million in 2009.

Impact of Foreign Currency Fluctuations

In Chile we had losses of Ch$222million in 2010 due to the revaluation of the Chilean peso, compared to a negative impact of foreign currency fluctuations in 2009 in the amount of approximately Ch$621 million, due to our low net asset position in U.S. dollars amounting to a total of approximately US$3 million.

In accordance with IFRS conversion methods, assets and liabilities from Argentina and Brazil are converted from their functional currency (Brazilian Real and Argentine Peso, respectively) to the reporting currency of the parent company (Chilean peso) at the end of period exchange rate, and income accounts at the exchange rate as of the date of the transaction or monthly average exchange rate of the month when it took place.  The effects of translation are presented as comprehensive income and do not affect the results for the years ended December 31, 2010 and 2009. The translation effects due to the currency conversion undertaken for assets and liabilities in accordance with the method previously explained resulted in a decrease of other comprehensive income of Ch$5,171 during 2010 (increase of Ch$6,496 million during 2009) for Brazil and a decrease of other comprehensive income of Ch$4,279 million during 2009 (decrease of Ch$15,428 million during 2009) for Argentina.  We also present under other comprehensive income the net effect as result of the restatement of Chilean pesos to U.S. Dollars and Brazilian Reais to U.S. dollars resulting from the update of intercompany accounts that have designated as part of the Company’s investment,  this effect amounted to Ch$1,845 million during 2010 (Ch$1,355 million during 2009).

We use hedge agreements, to protect against foreign currency risk. In 2009 and 2010 these agreements partially offset the effects of the variation of the Chilean peso exchange rate, whose results are recorded as earnings and losses in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

For a discussion of political factors and governmental, economic, fiscal and monetary policies that could materially affect investments by U.S. shareholders as well as our operations, please refer to “Item 3. Key Information—Risk Factors” and “Item 10. Additional Information”

A.            Liquidity and Capital Resources

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

There are no restrictions to transfer funds among our operating subsidiaries.We have transferred funds from Argentina to Chile through capital reductions.  During 2008, 2009 and 2010 we received dividends from our subsidiaries in Argentina and Brazil, and we also expect to receive them in 2011.

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

Investing Activities

Additions to property, plants and equipment during 2010 totaled Ch$95,462 million. Capital expenditures during 2010 were funded with cash flows from operations.

At December 31, 2010, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment.

We believe that cash flow generated by operations, cash balances, available lines of credit, including lines of credit from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

Financing Activities

As of December 31, 2010, we had Ch$97.178 million invested in time deposits and other short-term investments.  As of that date, we had available short-term credit lines in an amount equivalent to Ch$109.160 million. The aggregate unused portion of such lines of credit at that date was equivalent to Ch$87.046 million.

Our unused sources of liquidity include 14 lines of credit. In Chile, we had the equivalent of Ch$30.876 million in credit available from two separate lines. In Brazil, we had the equivalent of Ch$35.806 million in credit available with 6 lines. In Argentina, we had the equivalent of Ch$20.364 million in credit available with five lines.

Liabilities

For the period ending December 31, 2010, our total liabilities, excluding non controlling interest, were Ch$300,341 million, representing a 9.1% increase compared to December 31, 2009. The increase in total liabilities resulted principally from higher trade accounts payable and higher bank liabilities in Argentina, partially offset by lower tax liabilities. As of December 31, 2010, our non-current liabilities included (i) other non current financial liabilities of Ch$70,449 million, (ii) other non-current provisions of Ch$4,268 million, (iii) deferred tax liabilities for Ch$42,492 million; (iv) non-current employee benefit provisions for Ch$7,257 million; and (v) other non-current non-financial liabilities for Ch$8,323 million, totaling non-current liabilities for Ch$132,789 million during 2010 compared to Ch$137,577 million during 2009.

For the period ending December 31, 2010, our current liabilities, included (i) other current financial liabilities of Ch$11,996 million, (ii) commercial accounts and other accounts payable for Ch$105,282 million; (iii) current accounts payable to related entities for Ch$14,323 million; (iv) other current provisions for Ch$62 million; (v) current tax liabilities for Ch$4,009 million and (vi) other non financial current liabilities for Ch$31,880 million.  Total current liabilities during 2010 amounted to Ch$167,552 million compared to Ch$137,810 million during 2009.

As of December 31, 2010, our bond liabilities had a weighted average interest rate of 6.50% while our bank liabilities had a weighted average interest rate of 12.61%.

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2010:

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

•                  US$100 million of 7.875% Unsecured Notes due 2097.

The Company has repurchased, through our subsidiary Abisa Corp., for cash at par value the notes outstanding and the following notes were tendered:

•                  US$100 million of the 7.625% Unsecured Notes due 2027; and

•                  US$100 million of the 7.875% Notes due 2097.

During 2001, Andina completed a local bond placement in the Chilean capital markets of two series of bonds, one of which expired during 2008. The outstanding series as of December 31, 2010 is the following:

•                  UF 3.7 million series of bonds due 2026, with annual interest rate over inflation of 6.50

The bond issue and placement in the Chilean market is subject to the following restrictions:

•                  Andina must maintain a indebtedness level wherein consolidated financial liabilities must be less than 1.20 times of Consolidated Shareholders´ Equity. For this purpose, Consolidated Financial Liabilities will be equal to accruing interest current liabilities, i.e (i) other current financial liabilities, plus (ii) other non current financial liabilities.  Consolidated Equity means Total Shareholders’ Equity including non-controlling interest

•                  Andina must maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

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

F.              Contractual Obligations

The following table presents our contractual and comercial obligations as of December 31, 2010:

			Payments Due by Period
			Years
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in million nominal Ch$ as of December 31, 2010)

Long-term debt(1)	992	269	426	297	—
Short-term debt	7,402	7,402	—	—	—
Bonds payable(1)	119,785	7,728	15,456	15,456	81,145
Operating lease obligations	3,280	2,101	519	472	188
Purchase obligations	4,361	3,933	428	—	—
Other short and long term obligations	2,053	2,053	—	—	—

Total contractual obligations	137,873	23,486	16,829	16,225	81,333

(1) See Note 16 of the Notes to the Consolidated Financial Statements for additional information.

The following table presents future expirations for the remaining long term liabilities. These expirations have been made based on accounting estimates because the liabilities do not have specific dates of future payment as allowance for severance indemnities, contingencies, deferred taxes and liabilities for container guarantees are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in million nominal Ch$ as of December 31, 2010)
Provisions	4,268	4,268	—	—
Deferred taxes	42,492	11,090	6,727	24,675
Other long-term liabilities	15,579	320	—	15,259
Total long term liabilities	62,339	15,678	6,727	39,934

ITEM 6.                              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors. The Company’s operations in Chile, Brazil, and Argentina report to the Corporate Office.

Principal Officers

The following table includes information regarding our senior executives as of December 31, 2010:

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

Date of birth: November 24, 1953

Michael Cooper	Vice President, Business Development

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

Date of birth: May 15, 1948

Andrés Wainer	Chief Financial Officer

Joined the Company in 1996 as research analyst in the corporate office. In 2000 he was appointed development manager in EDASA and in 2001 he returned to the corporate office as research and development officer. In 2006 he was appointed finance and administration manager at the Chilean operation and in November 2010 he returns to the corporate office as Chief Financial Officer.

Date of birth; October 15, 1970

Osvaldo Garay	Chief Administration Officer

Joined the Company in 1997, as controller of Andina. He was appointed as our chief financial officer on October 31, 2002. In November of 2010 he is appointed Chief Administration Officer. Prior to joining Andina, he held similar positions with Grupo Claro.

Date of birth: April 20, 1948

Name	Title	Biography

Jaime Cohen	Chief Legal Officer

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

Date of birth: October 14, 1967

Mario La Torre	Chief Technical Officer

Joined the Company in 1985 as quality supervisor at the Cordoba bottling facility. In 1995 after holding several positions he is promoted to Quality Manager of the operation in Argentina, until 2002 when he is transferred to the Chilean operation as Quality Manager. Later, in 2008 he is appointed Corporate Manager of Processes, Security and Environment and in 2010 he is appointed Chief technical Officer.

Date of birth: April 23, 1961

Pablo Court	Chief Human Resources Officer

Joined the Company in 2008 as Chief Human Resources Officer . Prior to joining Andina he was strategic planning and human resources corporate officer at Indura S.A. from 1998. Before that he was the human resources manager of Watt’s Alimentos S.A. (from 1993-2007); human resources manager of Pesquera San José S.A. (from 1989 — 1993); and human resources manager of Compañía Minera Disputada Las Condes (1986-1989). He did business consulting since 1980.

Date of birth: September 22, 1956

German Garib	Chief Process and Information Officer	Joined the Company in 1998, as chief information officer. Prior to Andina, he was the marketing manager of IBM Chile. Date of birth: August 28, 1961

María Cristina Paluz	Corporate Social Responsibility Manager

Joined the Company in 1995, as lawyer at the Chilean bottling facility. Later on she became part of the company’s corporate legal division until June 2010 when she was appointed manager of the company’s sustainability area. She is an attorney at law from Chile’s Universidad Gabriela Mistral, with a Master’s degree in Management and Economy for lawyers from that same university.

Date of birth: October 21, 1968

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

Date of birth : May 23, 1968

Alejandro A. Feuereisen	General Manager of Rio de Janeiro Refrescos Ltda.

Joined the company in 1993. In 2010 he was appointed General Manager of our Brazilian operation. In August of 1998 he was appointed General Manager of EDASA. From September 1995 to July 1998, he served as the commercial manager of Embotelladora del Atlántico S.A. From 1993 to 1995, he was a sales manager at Andina and, from 1981 to 1992, an officer at Citibank, Santiago de Chile. During the last three years of his tenure at Citibank, he was vice president of the International Financial Institutions Group. From 1977 to 1980, he served as financial analyst at Leasing Andino S.A., a subsidiary of Banco de Chile.

Date of birth: May 19, 1953

Name	Title	Biography

José Luis Solorzano	General Manager of Embotelladora del Atlántico S.A.

Joined the Company in 2003, where he served in various managerial positions in the commercial area, passing through the management of key accounts sales, traditional channel sales management, and management of marketing and commercial areas. Since March of the year 2010 he took over as general manager of Andina’s Argentine operations. Prior to his arrival at Andina, he worked as marketing manager, plant manager and business manager of Coca-Cola Polar, for five years. Before his incorporation to the Coca-Cola bottier system, he worked at Malloa.

Date of birth: October 9, 1970

César Vargas	General Manager of Vital Jugos S.A. and Vital Aguas S.A.

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

As of December 31, 2010, our board of directors consisted of the following directors and alternate directors:

Name	Title	Information

Juan Claro	Chairman of the Board of Directors

Has been a member of the board of directors since April 2004.

Principal occupation: Entrepreneur

Other directorships: Pesquera Friosur, Melón S.A., Antofagasta Minerals S.A., Antofagasta PLC, Empresas CMPC S.A.,

Red Televisa Chilevisión S.A., Entel Chile S.A., Energía Andina y Energía Coyanco.

Date of birth: November 7, 1950

Name	Title	Information

José Antonio Garcés, Jr.	Vice Chairman of the Board of Directors

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

Date of birth: April 28, 1963

Name	Title	Information

José María Eyzaguirre	Alternate Director to Gonzalo Said	Has been a member of the board of directors since April 2006. Principal occupation: Lawyer, Partner at Estudio Claro y Cia. Date of birth: May 22, 1962

Cristian Alliende	Alternate Director to Arturo Majlis	Has been a member of the board of directors since April 2009. Principal occupation: General manager of Inmobiliaria Aconcagua S.A. Other directorships: Mar Adentro Date of birth: July 20, 1964

José Domingo Eluchans	Alternate Director to Salvador Said

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

(1)                Salvador Said is the cousin of Gonzalo Said.

(2)                Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

B.            Compensation

Compensation of Principal Officers

The Company does not have any incentive plans other than salaries. The compensation system is a mixed one, composed by a base salary and participation, which are in accordance with each market and the competitive conditions of each one. For General Managers it also considers use of cash flow versus the budget and market share versus the established goals. Amounts are different depending on each officer, position and/or responsibility, but it is applicable to all of the Company. For the year ended December 31, 2010, compensation paid out to the principal officers of Embotelladora Andina S.A. amounted to Ch$5,180 million (Ch$4,422 million in 2009).   Of the Ch$5,180 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 36% and for the period ended December 31, 2009 of the Ch$4,422 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 43%. Severance payments to former managers or former principal officers for the period ended December 31, 2010 amounted to Ch$1,644 million.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors and alternate directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director and alternate director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director or alternate director during 2010, which was approved by our shareholders, was as follows:

2010	Directors’ Compensation	Executive Committee	Directors’ Committee	Audit Committee	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Juan Claro González	66,206	66,206	419	419	133,250
Gonzalo Said Handal	66,206	66,206	—	—	132,413
José Antonio Garcés Silva (Junior)	66,206	66,206	—	—	132,413
Arturo Majlis Albala	66,206	66,206	9,838	9,838	152,088
Salvador Said Somavía	66,206	66,206	10,257	10,257	152,926
Brian J. Smith	66,206	—	—	—	66,206
Heriberto Francisco Urzúa Sánchez	66,206	—	10,257	10,257	86,720
Ernesto Bertelsen Repetto	22,883	—	—	—	22,883
José María Eyzaguirre Baeza	22,883	—	—	—	22,883
Patricio Parodi Gil	22,883	—	—	—	22,883
Cristián Alliende Arriagada	22,883	—	—	—	22,883
José Domingo Eluchans Urenda	22,883	—	—	—	22,883
Jorge Hurtado Garretón	22,883	—	—	—	22,883
Gonzalo Parot Palma	22,883	—	—	—	22,883
Total Gross Amounts	623,621	331,031	30,771	30,771	1,016,194

For the year that ended on December 31, 2010, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$6,196 million of which Ch$5,180 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

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

Executive Committee

An Executive Committee that proposes Company policies and is comprised by the following Directors counsels the Company’s Board of Directors: Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal and Mr. Salvador Said Somavía, who were elected during the Extraordinary Board Session N°1031 held April 14, 2009. It is also comprised by the Chairman of the Board, Mr. Juan Claro González and by the Chief Executive Officer, Mr. Jaime García Rioseco, who participate by own right. This committee meets permanently throughout the year and normally holds three or four monthly sessions.

Directors’ Committee

Pursuant to Article 50 bis of Chilean Company Law N°18,046 and in accordance to the dispositions of Circular N°1956 and Circular N°560 of the Chilean Superintendence of Securities and Insurance, a new Directors’ Committee was elected during Board Session N°1042 dated January 26, 2010, applying the same election criteria set forth by Circular N°1956. Mr. Heriberto Urzúa Sánchez (as Committee Chairman), Mr. Arturo Majlis Albala, and Mr. Salvador Said Somavía comprise the Committee. Should any of the members be unable to attend a Committee session, their respective alternates will be Mr. Gonzalo Parot Palma, Mr. Cristian Alliende Arriagada and Mr. José Domingo Eluchans Urenda, respectively.

The duties developed by this Committee during 2010, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 were the following:

•                  To examine the reports of external auditors, of the balance sheets and other financial statements, presented by the administrators or liquidators of the Company to the shareholders, and to take a position on such reports before they are presented to shareholders for their approval.

In 2010 these matters were addressed during Sessions: N°81 on January 26; N°84 on April 27; N°85 0n May 25; N°87 on July 27; and N°90 on October 21.

•                  To propose names of External Auditors and Private Rating Agencies, accordingly to the Board of Directors that will then be proposed to the Shareholders’ Meeting.

This matter was addressed during Session N°83 on March 30, 2010.

•                  Examine information regarding the operations referred to by Title XVI and report on these operations.  For detailed information regarding these operations, please refer to the table on Note 12 of the Consolidated Financial Statements included in this annual report.

•                  In 2010 these matters were addressed during Sessions: N°81 on January 26; N°82 on February 23; N°83 on March 30; N°84 on April 27; N°85 on May 25; and N°86 on June 29.

•                  Examine salary and compensation plans for Managers and Principal Officers.

In 2010 this matter was addressed during Sessions N°91 on November 30 and N°92 on December 21, 2010.

•                  Report to the Board of Directors whether it is convenient or not to hire an external auditing company to render services that do not form part of the external audit, when they are not forbidden in accordance to article 242 of Chilean Law N° 18,045, in that the nature of those services may generate a risk of loss of independence.

This matter was addressed during Session N°84 on April 27, 2010.

•                  All other matters required by company bylaws or that may be required by the Shareholders’ Meeting or by the Board of Directors.  The following matters were addressed during 2010:

•                  Review anonymous reports: During Sessions: N°81 on January 26; N°82 on February 23; N°83 on March 30; N°84 on April 27; N°85 on May 25; N°86 on June 29; N°87 on July 27: N°88 on August 23; N°89 on September 28; N°90 on October 21; N°91 on November 30; and N°92 on December 21.

•                  Review and approve Annual Report: Session N°83 on March 30.

•                  Review and approve 20F: Session N°86 on June 29.

•                  Review contingencies:  During Sessions N°88 on August 23 and N°89 on September 28.

•                  Review and approve updated text of the Audit Committee Charter: Session N°85 on May 25.

•                  Integrated Audit Plan and Limited Review: Session N°91 on November 30.

•                  Fullfill Rule 404 of the Sarbanes-Oxley Act: Session N°86 on June 29.

The main expenses incurred by the Directors’ Committee have been those resulting from advisories related to the evaluation of alternatives in accordance with International Accounting Standards for specific Company transactions. During 2010 these expenses amounted to Ch$12.0 million.

Sarbanes-Oxley Audit Committee

In accordance with NYSE and SEC requirements regarding compliance with the Sarbanes-Oxley Act, the Board of Directors established the first Audit Committee on July 26, 2005. This Audit Committee is renewed every year. During Board Session N°1042 dated January 26, 2010, Mr. Heriberto Urzúa Sánchez, Mr. Arturo Majlis Albala, and Mr. Salvador Said Somavía were elected as members of the Audit Committee. It was determined that Mr. Heriberto Urzúa Sánchez complies with the independence standards set forth in the Sarbanes-Oxley Act, SEC and NYSE regulations. Mr. Heriberto Urzúa Sánchez has been appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

The resolutions, agreements and organization of the Audit Committee are governed by the rules relating to Board Meetings and to the Company’s Directors’ Committee. Since its creation, the sessions of the Audit Committee have been held with the Directors’ Committee, since some of the functions are very similar and the members of both of these Committees are the same.

The Audit Committee Charter defines the duties and responsibilities of this Committee.  The Audit Committee is responsible for analyzing the Company’s financial statements; supporting the financial supervision and rendering of accounts; ensuring management’s development of reliable internal controls; ensuring compliance by the audit department and external auditors of their respective roles; and reviewing auditing practices. The main expenses incurred by the Audit Committee have been those resulting from advisories related to the review of the implementation of International Accounting Standards. During 2010 these expenses amounted to Ch$32.9 million.

D.            Employees

On December 31, 2010, we had 6,030 employees, including 1,706 in Chile, 2,550 in Brazil, and 1,774 in Argentina. Of these employees, 324 were temporary employees in Chile and 268 in Argentina. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2010, 969, 408, and 1,200 of our employees in Chile, Brazil and Argentina, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2010, and 2009 :

	2010
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	40	—	40	71	1	70	81	—	81
Technicians and professionals	643	320	323	1,233	43	1,190	342	5	337
Workers	699	649	50	1,246	364	882	1,083	933	150
Temporary workers	324	—	324	—	—	—	268	262	6
Total	1,706	969	737	2,550	408	2,142	1,774	1,200	574

	2009
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	41	—	41	68	1	67	75	—	75
Technicians and professionals	684	320	364	1,179	47	1,132	326	4	322
Workers	638	591	47	1,277	285	992	1,062	906	156
Temporary workers	310	—	310	—	—	—	254	248	6
Total	1,673	911	762	2,524	333	2,191	1,717	1,158	559

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

In Chile, 70.1% of employees with indefinite work contracts are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2010: (i) with Labor Union N°2, that mainly represents personel from the areas of management, logistics and oeprations sepcialists from June 1. 2007 to June 1, 2011; (ii) with Labor Union N° 1, that mainly represents workers from the Bottling area, from December 1, 2010 to November 30, 2012; (iii) with Labor Union N°3 that mainly represents sales force employees from May 1st, 2010 to April 31 2014; (iv) an agreement with the salesforce negotiating group from June 1, 2010 to May 31, 2013; (iv) with Labor Union TAR, that represents workers from the distribution area from July 1, 2008 to June 30, 2012; (vi) with the picking area workers from the Distribution Centers in Puente Alto, Maipú, Rancagua and San Antonio from September 1, 2010 to August 31, 2014; and with the picking area workers from the Venecia, Renca and Carlos Valdovinos branches, from March 2011, to February 28, 2015.

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

In Brazil, 16.0% of employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Andina Brazil, there are six collective bargaining agreements currently in force. Four agreements for employees in the State of Rio de Janeiro; (i) the Soft Drink Industry Employees’ Union agreement from July 1, 2010  to June 30, 2011; (ii) the Sales Force Union agreement from October 1, 2009 to September 30, 2011; (iii) the “Stack Machine” Operator Union agreement from May 1, 2010 to April 30, 2011; (iv)  the Driver and Helper of the Lagos Region Union agreement from May 1, 2010 through April 30, 2011.   Two agreements for employees in the State of Espírito Santo: (i) the Nourishment

Union agreement from July 1, 2010 to June 30, 2011; (ii)  the Sales Force Union agreement from December 1, 2009 to November 30, 2011. These agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in January and October 1990, for eight days in each instance.

In Argentina, 67.6% of EDASA’’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On November 29, 2010, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non salary benefits, a new labor category, new figures for company contributions, contributions and a new complementary regulation on company contributions.

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

E.             Share Ownership of Directors, Members of the Directors’ Committee and Senior Executives

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2010

	Series A						Series B
	Beneficial	%	Direct	%	Indirect	%	Beneficial	%	Direct	%	Indirect	%
Shareholder	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class
José Antonio Garcés Silva (junior)	—	—	—	—	—	—	—	—	—	—	4,529,700	1.1916%
Arturo Majlis Albala	—	—	—	—	2,150	0.0006	—	—	5,220	0.0014	—	—
Salvador Said Somavía	—	—	—	—	1,000	0.0003	—	—	—	—	1,000	0.0003
Gonzalo Said Handal	50,001,651	13.1536	—	—	—	—	11,761,462	3.094	—	—	4,241,565	1.1158

ITEM 7.                              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2010, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling Shareholders (1)	200,006,603	52.61	161,269,184	42.42
The Bank of New York Mellon(2)	11,405,448	3.00	51,688,026	13.60
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04
AFPs as a group (Chilean pension funds)	61,336,523	16.14	6,820,258	1.79
Principal foreign mutual funds as a group	9,036,263	2.38	23,504,161	6.18
Executive officers as a group	165,474	0.04	180,474	0.05
Directors as a group(3)	50,004,801	13.15	20,542,041	5.40

(1)       Controlling Shareholders is comprised by: Inversiones Freire Ltda., Inversiones Freire Dos Ltda., Mr. José Antonio Garcés Silva (senior), Mr. José Said Saffie, Mr. Alberto Hurtado Fuenzalida, the estate of Mr. Jaime Said Demaría, Inversiones Nueva Sofía Ltda., Inversiones S.H. Seis Ltda., Inversiones Mar Adentro Ltda., Inversiones HB S.A, Inversiones Caburga S.A., and Inversiones Ledimor Chile Ltda.  For more information on the Controlling Shareholders please refer to page 54 of the Company’s 2010 Annual Report available on the Company’s website: www.embotelladoraandina.com.

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

B.            Related Party Transactions

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 12.3 to our Consolidated Financial Statements and were carried out under the following conditions: (i) they were previously approved by the Company’s Board of Directors, with the abstainment of the director involved in the corresponding case; (ii) the purpose of these transactions was to contribute to the Company’s interest; and (iii) they were consistent to the prevailing market price, terms and conditions at the time of their aproval . Our Directors’ Committee is charged with evaluating transactions with related parties and to report on these transactions to the full board of directors. See “Item 6. Directors, Senior Management and Employees—Directors’ Committee.”

Our management believes, to the best of its knowledge, it has complied, in all material respects with the Chilean Public Company law regarding to the transactions with related parties in full force and effect at December 31, 2010.  There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2010 and 2009, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the period ended December 31,
	2010	2009
	ThCh$	ThCh$
Chile	29,843	6,834
Brazil	3,363,568	3,255,782
Argentina	934,956	1,029,938

Anti-Competition Lawsuit filed by the FNE (Chile’s National Economic Prosecutor)

On April 28, 2011the Company was legally informed of an anti-competition lawsuit filed by the Chilean Fiscalía Nacional Económica (“Chile’s National Economic Prosecutor”, the FNE) before the Tribunal de Defensa de la Libre Competencia (“Chile’s Court on Anti-Competition Cases”, the TDLC) against Embotelladora Andina S.A. and Coca-Cola Embonor S.A. This lawsuit indicates that said companies would have violated the regulation of free competition by establishing a system of granting incentives in the traditional distribution channel (“mom & pop’s”) with the purpose that these points of sale do not advertise, exhibit and/or commercialize, in any manner, the so called B-brands or alternative soft drink beverages.

Pursuant to the aforementioned, the FNE requires the TDLC to impose a fine to each of the companies amounting to 10,000 Unidades Tributarias Anuales yearly taxable units (currently USD9.6 million approximately);

Andina is dedicating all necessary efforts to prove before the TDLC the lack of merits of this lawsuit.

Dividend Policy

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS, unless otherwise provided for by a unanimous vote of the Series A shareholders. If there is no net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the annual meeting of shareholders held in April 2010, the shareholders authorized the board of directors to distribute, at its discretion, interim dividends during July and October 2010 and January 2011. During 2009 and 2010, the respective shareholders’ meetings approved additional dividend payments to be paid from retained earnings fund in light of significant cash generation. There can be no assurance that these additional dividend payments will be available in the future.

The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to ADR holders, on each of the respective payment dates:

	Date		Series A		Series B
Year	Dividend Paid	Fiscal year with respect to which dividend was declared	Ch$ per share (nominal)	US$ per ADR	Ch$ per share (nominal)	US$ per ADR
2011	27-Jan	2010	8.50	0.01734	9.35	0.01907
	12-May	2010	13.44	0.02873	14.784	0.03160
2010	28-Jan	2009	7.00	0.01344	7.70	0.01479
	28-Apr	2009	11.70	0.02239	12.87	0.02462
	18-May	Retained Earnings	50.00	0.09283	55.00	0.10212
	27-jul	2010	8.50	0.01635	9.35	0.01799
	27-oct	2010	8.50	0.01731	9.35	0.01904
2009	22-Jan	2008	7.00	0.01125	7.70	0.01237
	30-Apr	2008	14.13	0.02401	15.54	0.02641
	28-May	Retained Earnings	43.00	0.07603	47.30	0.08363
	30-Jul	2009	7.00	0.01288	7.70	0.01417
	28-Oct	2009	7.00	0.01314	7.70	0.01445
2008	24-Jan	2007	7.00	0.01485	7.70	0.01633
	24-Apr	2007	9.13	0.02036	10.04	0.02239
	14-May	Retained Earnings	60.00	0.12806	66.00	0.14087
	31-Jul	2008	7.00	0.01382	7.70	0.01520
	23-Oct	2008	7.00	0.01075	7.70	0.01182

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

	Share Volume		Ch$ per Share
	Series A	Series B	Series A		Series B
	(in thousands)		High	Low	High	Low
2006	93,092	150,791	1,400	1,080	1,530	1,190
2007	81,787	242,133	1,750	1,300	1,930	1,420
2008	76,084	147,144	1,426	919	1581	1164
2009
1st Quarter	4,082	14,605	1,229	1,088	1,480	1,262
2nd Quarter	49,126	45,853	1,349	1,088	1,590	1,262
3rd Quarter	2,892	38,233	1,410	1,275	1,664	1,496
4th Quarter	7,547	26,785	1,440	1,290	1,740	1,520
2010
1st Quarter	10,790	20,290	1,433	1,282	1,736	1,621
2nd Quarter	1,217	2,389	1,668	1,423	2,074	1,678
3rd Quarter	1,095	45,210	2,033	1,639	2,406	1,976
4th Quarter	2,094	42,160	2,072	1,904	2,501	2,273
Last six months:
Dec-10	1,406	942	2,006	1,912	2,461	2,336
Jan-11	1,050	817	2,120	1,892	2,511	2,330
Feb-11	126	843	2,012	1,750	2,330	2,057
Mar-11	340	699	2,001	1,785	2,344	2,065
Apr-11	7,096	5,258	1,936	1,827	2,314	2,201
May-11	1,589	8,413	1,885	1,827	2,260	2,188

	ADR Volume		US$ per Share
	Series A	Series B	Series A		Series B
	(in thousands)		High	Low	High	Low
2006	1,781	4,745	16.02	11.52	17.46	13.00
2007	5,080	6,346	20.75	13.66	22.55	14.54
2008	2,564	5,459	20.10	8.41	21.79	10.53
2009
1st Quarter	360	642	12.70	10.26	15.71	12.36
2nd Quarter	171	1,180	15.15	11.87	17.40	13.91
3rd Quarter	265	3,041	15.70	14.15	18.50	16.90
4th Quarter	511	1,503	17.19	15.00	17.19	17.96
2010
1st Quarter	674	1,970	17.54	15.04	20.90	18.68
2nd Quarter	493	1,020	18.99	16.22	23.17	19.23
3rd Quarter	474	2,480	28.83	22.88	25.57	22.31
4th Quarter	435	1,670	25.80	23.43	31.40	28.25
Last six months:
Dec-10	173	532	25.18	23.72	31.40	29.91
Jan-11	100	657	25.51	23.53	30.80	28.91
Feb-11	84	585	24.32	21.12	28.92	26.26
Mar-11	113	521	24.65	21.85	29.36	26.02
Apr-11	95	324	24.19	22.97	29.45	27.94
May-11	59	464	24.37	23.19	29.22	27.85

Source:Bloomberg

The total number of registered ADR holders Andina had at December 2010 was 34 (21 in the Series A ADRs and 13 in the Series B ADRs). At December 31, 2010, the ADRs represented 8.3% of the total number of our issued and outstanding shares. On December 31, 2010, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,920 per share (US$23.80 per Series A ADR), and Ch$2,369 for the Series B shares (US$30.20 per Series B ADR). At December 31, 2010, there were 1,900,908  Series A ADRs (equivalent to 11,405,448 Series A shares) and 8,600,646 Series B ADRs (equivalent to 51.603.876 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2010, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 87.6% and 100% of such trading days, for Series A and Series B shares respectively.

Other than as previously discussed in “Item 7-Major Shareholders” we are not aware of any other existing contracts or documents that impose material limitations or qualifications on the rights of shareholders of our listed securities.

The Yankee Bonds

Our 7 5/8% Notes due 2027 and 7 7/8% Notes due 2097 are not listed on any stock exchange or other regulated market and through its subsidiary, Abisa Corp S.A. (formerly Pacific Sterling). Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

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

B.            Markets.

See Item 9. The Offer and Listing -- A. Offer and Listing Details.

ITEM 10.               ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

Our By-Laws (“Estatutos”) are hererby incorporated by reference from the Company’s annual report on Form 20-F for the fiscal year ended December 31, 1996, also available on our website www.embotelladoraandina.com.

C.            Material Contracts

On August 31, 2010, Andina Brazil along with the other Coca-Cola bottlers in Brazil, entered into an agreement with Recofarma (A Coca-Cola Brazil Group company) to transfer all of the shares of Leão Junior S.A. (Matte Leão), by which the bottlers will now hold 50% ownership interest of the capital stock of that company.  With this joint venture, Andina Brazil now holds a 18.20% of the capital stock of  Leão Junior S.A.  With this transfer agreement, Leão Junior S.A. will produce Matte Leão products and supply the bottlers so that they can commercialize them in their respective territories.

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

In Chile, on December 22, 2005, Andina, Vital, Coca-Cola Embonor S.A. or Embonor and Embotelladoras Coca-Cola Polar S.A. or Polar entered into an agreement to carry out the production and bottling of products in the business categories of Water, Juices and Non-Carbonated Beverages, licensed by The Coca-Cola Company in Chile:  (i) in the category of Water, Andina, Embonor (through its subsidiary, Embonor S.A.) and Polar have an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A., conducting  the business of the processing, production and bottling of the Vital de Chanqueahue Mineral Water and other waters, according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC; and (ii)  During January of 2011, the juice business was restructured, allowing the incorporation of the other Coca-Cola bottlers in Chile to the property of Vital S.A. which changed its name to Vital Jugos S.A.  Andina, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. own 57%, 28% and 15%, respectively, of the outstanding capital of Vital Jugos S.A.

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

Notwithstanding these changes, exchange transactions authorized prior to April 19, 2001 remained subject to the rules in force as of the date of such transactions.  The new exchange regime did not affect Chapter XXVI of the CFER and the Foreign Investment Contract - FIC between Andina, the Central Bank and The Bank of New York Mellon (as depositary of the shares represented by ADRs).  Notwithstanding the previous, the parties to the FIC may choose to adopt the norms imposed by the CCB, resigning to those of the FIC, and which has been the option we have taken until this date. The FIC is the agreement by which access to the FEM is given to the depositary and ADR holders.  The FIC adopted the dispositions of Chapter XXVI and was celebrated pursuant to Article 47 of the Constitutional Organic Act of the CCB.

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

Cash Dividends and Other Distributions

Dividends we pay with respect to the shares of stock held by a foreign holder will be subject to Chilean withholding tax at a rate of 35% (the “Withholding Tax”). The tax paid by the Company on profits originating from Chile from which the dividends are paid (the “First Category Tax”), imposed at a rate of 17%, will be credited against the Withholding Tax. The credit will increase the base upon which the Withholding Tax is imposed. Consequently, dividends that are attributable to current profits will be subject to an effective dividend withholding tax rate of 21.7%, calculated as follows:

Ch$
Company taxable income	100.0
First Category Tax (17.0% of Ch$100)	(17.0)
Net distributable income	83.0

Dividend distributed	83.0

Withholding Tax (35% of the sum of Ch$83.0 dividend plus Ch$17.0 First Category Tax paid)	(35.0)
Credit for First Category Tax	17.0

Net additional tax withheld	(18.0)
Net dividend received	65.0

Effective dividend withholding rate (18.0/83.0)	21.7%

Profits originating from Brazil or Argentina have a different tax treatment for credit on First Category Tax.

For purposes of determining the amount of First Category Tax we pay on profits from which the dividends are paid, dividends are attributed to our oldest retained profits.

The two aforementioned factors generate a profit origin mix and thus, an additional net tax withholding.

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

You may read and copy all or any portion of the annual report or other information in our files in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also access these documents through the SEC’s website at www.sec.gov or from our corporate website www.embotelladoraandina.com or request a hard copy through our website also. You can also request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADRs are listed.

We also file reports with the Chilean Superintendencia de Valores y Seguros. You may read and copy any materials filed with the SVS directly from its website www.svs.cl of from our corporate website www.embotelladoraandina.com or request a hard copy through our website also.  The documents referred to in this annual report can be inspected at El Golf 40 Oficina 401, Las Condes, Santiago, Chile.

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

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2010.

	Expected Maturity Date							Estimated Fair Market Value
	2011	2012	2013	2014	2015	Thereafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest Earning Assets
Time deposits and credit links	77,310	—	—	—	—	—	77,310	77,310
Weighted average interest rate	1.94%	—	—	—	—	—	1.94%	—
Interest Bearing Liabilities
Long-term debt	3,360	3,152	3,355	3,574	3,806	58,439	75,686	89,173
Fixed Rate	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	—
Bank liabilities	6,743	—	—	—	—	—	6,743	6,743
Weighted average interest rate	12.99%	—	—	—	—	—	12.99%	—
Variable Rate
Bank liabilities	198	165	165	165	98	—	792	792
Weighted average interest rate	9.40%	9.40%	9.40%	9.40%	9.40%	—	9.40%	—

Foreign Currency Risk

At December 31, 2010, the Company does not have long-term interest bearing debt subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The company maintains cash, short term deposits and money market mutual funds  in U.S. dollars amounting to Ch$3,309 million at December 31, 2010

The following table summarizes the financial instruments denominated in US dollars we held as of December 31, 2010.

	Expected Maturity Date							Estimated Fair
	2011	2012	2013	2014	2015	Thereafter	Total	Market Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
US$ denominated:
Cash	1,899	—	—	—	—	—	1,899	1,899
Money market mutual funds	1,410	—	—	—	—	—	1,410	1,410

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

12.D.4    DIRECT AND INDIRECT PAYMENTS BY THE DEPOSITARY

Fees Incurred in Past Annual Period

From January 1, 2010 to December 31, 2010, the Company received from the depositary US$142,226.58  for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 15.                       CONTROLS AND DISCLOSURE PROCEDURES

Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Administration Officer and Controller, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our Chief Executive Officer, Chief Administration Officer and Controller have concluded that these controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting.

Company management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Administration Officer and Controller and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of  December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by the Company’s registered independent accounting firm, which opinion is stated in their report, included herein.

Changes in Internal Controls over Financial Reporting.

There were no changes in our internal control over financial reporting during the year ended December 31, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.              AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Heriberto Urzúa Sánchez is our Audit Committee Financial Expert as defined in the instructions to Item 16A of Form 20-F. Our board of directors has also determined that Mr. Heriberto Urzúa Sánchez is an Independent Director as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

ITEM 16B.              CODE OF ETHICS

We have adopted a Code of Business Conduct that constitutes a code of ethics for our employees. This Code applies to our Chief Executive Officer and all senior financial officers of our Company, including the  Chief Administration Officer and Controller or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our Code of Business Conduct is available on our website www.embotelladoraandina.com. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on the above mentioned website through a 6-K form.

ITEM 16C.              PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2010		2009
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees

Audit fees(1)	496	88%	577	98%
Audit-related fees(2)	52	9%	3	1%
Tax fees(3)	17	3%	5	1%
Total	565	100%	585	100%

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

ITEM 16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company’s Audit Committee is comprised of Salvador Said Somavía, Heriberto Urzúa Sánchez, Arturo Majlis Albala.

The Company discloses that, with respect to the current membership of Mr. Salvador Said and Mr. Arturo Majlis Albala on the Company’s Audit Committee, it has relied on the exemption from the independence requirements provided by Rule 10A-3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended . Pursuant to said rule, a director who is either an affiliate or a representative of an affiliate of the listed company may serve as a member of the audit committee to the extent the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the listed company.

Mr. Salvador Said and Mr. Arturo Majlis Albala meet, for the duration of their membership, the requirements of Rule 10A-3(b)(1)(iv)(D) because they  (i) are  a representative of the controlling shareholder of the Company, Inversiones Freire Ltda.; (ii) have an observer-only status on the audit committee of the Company; and (iii) are not officers of the Company.

The Company’s reliance on the exemption provided by Rule 10A-3of the Exchange Act, with respect to Mr. Salvador Said and Mr. Juan Claro, would not materially adversely affect the ability of the audit committee of the Company to act independently.

ITEM 16E.                PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2010, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

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

No similar obligation exists under Chilean law, with the exception of sanctions imposed by the Chilean Superintendence of Securities (SVS)

307 Company Website	Listed Companies must have a company website which is accessible from the United States. The website must contain its all NYSE requirements including tose referring to Corporate Governance.	No similar obligation exists under Chilean law as of December 31, 2010.

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

8.1	List of our subsidiaries (filed herewith).

12.1	Certification of Jaime Garcia, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

12.2	Certification of Osvaldo Garay, Chief Administration Officer and Controller pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

13.1	Certification of Jaime Garcia, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

13.2	Certification of Osvaldo Garay, Chief Administration Officer and Controller, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on June 30, 2011.

EMBOTELLADORA ANDINA S.A. (ANDINA BOTTLING COMPANY)

/s/ Osvaldo Garay
Osvaldo Garay
Chief Administration Officer and Controller

Date: June 30, 2011

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited the accompanying consolidated financial statements of Embotelladora Andina S.A. and subsidiaries (“the Company”) which comprise the consolidated statements of financial position as of December 31, 2010 and 2009, the opening consolidated statement of financial position as of January 1, 2009, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2010 and 2009, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”) and our report dated June 28, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, June 28, 2011

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited the internal control over financial reporting of Embotelladora Andina S.A. and subsidiaries (“the Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Embotelladora Andina S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009, and the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009, and expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, June 28, 2011

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position at December 31,

2010 and 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

ASSETS	NOTE	12/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Assets:
Cash and cash equivalents	5	48,263,080	62,791,221	89,705,981
Other financial assets	6	48,914,734	72,345,111	39,512,890
Other non-financial assets	7.1	10,712,132	10,086,541	7,270,555
Trade and other accounts receivable, net	8	97,254,597	78,558,590	74,029,537
Accounts receivable from related companies	12.1	248,273	1,051,014	1,726,604
Inventory	9	49,939,194	40,908,937	35,443,903
Current tax assets / Tax accounts receivable	10.1	2,288,725	4,563,058	7,089,181
Total Current Assets		257,620,735	270,304,472	254,778,651

Non-Current Assets:
Other non-financial, non-current assets	7.2	21,507,754	20,454,935	17,628,504
Trade and other accounts receivable, net	8	7,804,481	5,817,177	8,542
Accounts receivable from related companies, net	12.1	8,847	37,869	34,719
Investments in equity investees accounted for using the equity method	14	50,754,168	34,731,218	32,822,541
Intangible assets, net	15.1	1,365,595	2,117,333	2,455,762
Goodwill	15.2	57,770,335	61,360,345	65,269,071
Property, plant and equipment, net	11	291,482,180	247,869,091	248,747,764
Deferred tax assets	10.4	6,891,609	6,252,523	6,382,129
Total Non-Current Assets		437,584,969	378,640,491	373,349,032
Total Assets		695,205,704	648,944,963	628,127,683

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position at December 31, 2010,

at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

LIABILITIES AND NET EQUITY	NOTE	12/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Liabilities:
Other financial liabilities	16	11,996,399	5,799,881	11,504,242
Trade and other accounts payable	17	105,282,335	82,302,124	79,549,681
Accounts payable to related companies	12.2	14,323,473	13,757,847	16,528,635
Provisions	18	60,748	38,879	43,440
Income tax payable	10.2	4,009,389	5,676,913	2,927,434
Other non-financial liabilities	19	31,879,967	30,234,814	31,532,517
Total Current Liabilities		167,552,311	137,810,458	142,085,949

Non-Current Liabilities:
Other non-current financial liabilities	16	70,449,459	73,149,674	80,247,530
Accounts payable to related companies	12.2	—	2,565,767	3,137,347
Provisions	18	4,267,619	4,457,107	2,887,777
Deferred tax liabilities	10.4	42,492,348	39,435,167	34,578,183
Post-employment benefit liabilities	13.2	7,256,590	8,401,791	8,034,813
Other non-current liabilities	19	8,322,781	9,567,264	10,861,802
Total Non-Current Liabilities		132,788,797	137,576,770	139,747,452

Equity:	20
Issued capital		230,892,178	230,892,178	236,327,716
Retained earnings		180,110,975	147,508,036	109,955,729
Accumulated Other Comprehensive Income and capital reserves		(16,146,887)	(4,851,620)	—
Equity attributable to equity holders of the parent		394,856,266	373,548,594	346,283,445
Non-controlling interests		8,330	9,141	10,837
Total Equity		394,864,596	373,557,735	346,294,282
Total Liabilities and Equity		695,205,704	648,944,963	628,127,683

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Income Statements by Function

for the years ended December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

CONSOLIDATED INCOME STATEMENTS BY FUNCTION	NOTE	2010	2009
		ThCh$	ThCh$
Net sales		888,713,882	785,845,050
Cost of sales		(504,515,568)	(453,035,902)
Gross Profit		384,198,314	332,809,148
Other operating income	24	1,117,879	697,813
Distribution expenses		(83,141,545)	(71,390,766)
Administrative and sales expenses		(151,823,184)	(128,295,563)
Other expenses by function	25	(7,775,824)	(4,794,151)
Other income (expenses)	27	(484,641)	674,173
Finance income	26	3,376,138	3,951,779
Finance costs	26	(7,401,831)	(8,123,504)
Share in profit of equity investees accounted for using the equity method	14.2	2,314,935	1,603,898
Foreign exchange difference		(222,168)	(620,596)
Profit from units of adjustment		(217,769)	639,672
Net income before taxes		139,940,304	127,151,903
Income tax expense	10.3	(36,340,240)	(29,166,425)
Net income for the fiscal year		103,600,064	97,985,478

Net income attributable
Net income attributable to equity holders of the parent		103,597,372	97,982,730
Net income attributable to non-controlling interests		2,692	2,748
Net income for the fiscal year		103,600,064	97,985,478

		Ch$	Ch$
Earnings per Share
Earnings per Series A Share		129.78	122.74
Earnings per Series B Share		142.75	135.01

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	NOTE	2010	2009
		ThCh$	ThCh$
Net income for the fiscal year		103,600,064	97,985,478
Other comprehensive income and expenses debited or credited to equity
Foreign exchange translation adjustment, before taxes	20	(11,883,798)	(14,745,854)
Income tax effect related to losses from foreign exchange rate translation differences included within other comprehensive income		585,028	4,454,252
Comprehensive income for the fiscal year		92,301,294	87,693,876

Comprehensive income attributable to:

Controlling shareholders		92,302,105	87,695,572
Non-controlling interests		(811)	(1,696)
Total comprehensive income		92,301,294	87,693,876

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows for the

years ended December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01/01/2010	01/01/2009
	NOTE	12/31/2010	12/31/2009
		ThCh$	ThCh$
Operating Activities
Types of cash flows provided by Operating Activities
Receipts from customers		1,197,298,500	1,070,940,290
Proceeds from insurance policies		1,490,134	85,684
Types of cash flows used in Operating Activities
Supplier payments		(838,600,354)	(701,721,831)
Payroll		(81,670,428)	(64,228,027)
Dividends classified as from operations		1,379,837	2,009,793
Interest payments classified as from operations		(5,876,763)	(11,616,256)
Interest received classified as from operations		2,406,821	5,704,250
Income tax payments		(14,598,638)	(26,492,827)
Value-added taxes on purchases and sales		(127,786,359)	(138,340,498)
Cash flows used in other operating activities		(8,195,041)	(5,214,158)
Net cash flows provided by Operating Activities		125,847,709	131,126,420
Cash flows provided by (used in) Investing Activities
Capital increases in equity investees		(15,229,291)	(937,607)
Proceeds from sale of property, plant and equipment		590,074	435,013
Purchase of property, plant and equipment		(95,461,555)	(49,482,837)
Collections from forward agreements		5,336,646	1,039,841
Payments derived from forward agreements		(2,368,356)	(342,213)
Payments of banks deposits		(47,156,718)	(102,760,277)
Collection of banks deposits		72,746,562	68,999,577
Cash flows provided by (used in) other investing activities		1,038,460	(1,270,238)
Net cash flows used in Investing Activities		(80,504,178)	(84,318,741)
Cash Flows provided by (used in) Financing Activities
Short term loans obtained		30,023,277	18,075,837
Loan payments		(23,328,736)	(22,159,302)
Dividend payments by the reporting entity		(66,524,747)	(62,348,379)
Payments on bonds		(2,754,657)	(1,324,466)
Cash flows provided by other financing activities		37,124	—
Net cash flows used in Financing Activities		(62,547,739)	(67,756,310)
Decrease in Cash and cash equivalents, before effects of variations in Foreign Exchange Rates		(17,204,208)	(20,948,631)
Effects of variations in foreign exchange rates on cash and cash equivalents		2,676,067	(5,966,129)
Net decrease in cash and cash equivalents		(14,528,141)	(26,914,760)
Cash and cash equivalents — beginning of year	5	62,791,221	89,705,981
Cash and cash equivalents - end of year	5	48,263,080	62,791,221

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity at December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		Other reserves
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2010	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735
Changes in Equity
Comprehensive Income
Net income	—	—	—		103,597,372	103,597,372	2,692	103,600,064
Other comprehensive income	—	(11,295,267)	—	(11,295,267)	—	(11,295,267)	(3,503)	(11,298,770)
Comprehensive Income	—	(11,295,267)	—	(11,295,267)	103,597,372	92,302,105	(811)	92,301,294
Dividends	—	—	—	—	(70,994,433)	(70,994,433)	—	(70,994,433)
Total changes in Equity	—	(11,295,267)	—	(11,295,267)	32,602,939	21,307,672	(811)	21,306,861
Ending balance at 12/31/2010	230,892,178	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596

		Other reserves
	Issued Capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Shareholders’ Equity	Non- Controlling interest	Total Shareholders’ Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2009	236,327,716	—	—	—	109,955,729	346,283,445	10,837	346,294,282
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	97,982,730	97,982,730	2,748	97,985,478
Other comprehensive income	—	(10,287,158)	—	(10,287,158)	—	(10,287,158)	(4,444)	(10,291,602)
Comprehensive Income	—	(10,287,158)	—	(10,287,158)	97,982,730	87,695,572	(1,696)	87,693,876
Dividends	—	—	—	—	(60,430,423)	(60,430,423)	—	(60,430,423)
Increase (decrease) due to transfers and other changes	(5,435,538)	—	5,435,538	5,435,538	—	—	—	—
Total changes in Equity	(5,435,538)	(10,287,158)	5,435,538	(4,851,620)	37,552,307	27,265,149	(1,696)	27,263,453
Ending balance at 12/31/2009	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

at December 31, 2010, December 31, 2009, and January 1, 2009

(Translation of financial statements originally issued in Spanish — See Note 2.3)

NOTE 1 — CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendency of Securities and Insurance (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil and Argentina. In Chile, the areas in which it has distribution franchises are the cities of Santiago, San Antonio and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina. The license for those territories expires in 2012. All these licenses are issued at the discretion of The Coca-Cola Company. It is expected that the licenses will be renewed upon expiration based on similar terms and conditions.

At December 31, 2010, the Freire Group and related companies controlled the company with 52.61% of the outstanding voting shares.

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91,144,000-8.

NOTE 2 — BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                                       Comparability of Information

The Company adopted International Financial Reporting Standards as of December 31, 2010 with a transition date of January 1, 2009, which is the date of conversion to International Financial Reporting Standards.  Financial information is presented under IFRS, including an explicit and unqualified statement of compliance with IFRS in an explanatory note to the financial statements.

2.2                                       Years Covered

These Consolidated Financial Statements encompass the following years:

Consolidated Statements of Financial Position: At December 31, 2010, December 31, 2009 and January 1, 2009.

Consolidated Income Statements by Function: The years from January 1 to December 31, 2010 and 2009.

Consolidated Statements of Comprehensive Income: The years from January 1 to December 31, 2010 and 2009.

Consolidated Statements of Cash Flows: The years from January 1 to December 31, 2010 and 2009.

Consolidated Statements of Changes in Equity:  Balances and activity between January 1 and December 31, 2010 and 2009.

2.3                                       Basis of Preparation

The Company’s Consolidated Financial Statements for the year ended December 31, 2010 were prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009 along with consolidated income statement by function, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statement of changes in equity for the years ended December 31, 2010 and 2009, which were approved by the Board of Directors during session held on June 28, 2011.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country, adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

2.4                               Basis of Consolidation

2.4.1                             Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of December 31, 2010, December 31, 2009 and January 1, 2009; and income and cash flows for the years ended December 31, 2010 and 2009. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, of equity securities and of liabilities incurred or assumed on the date of exchange, plus the cost directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value as of the acquisition date. The excess acquisition cost above the fair value of the Group’s share in identifiable net assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in income.

Intra-group transactions, balances and unrealized gains in intra-group transactions are eliminated. Unrealized losses are also eliminated. Whenever necessary, the accounting policies of subsidiaries are modified to assure uniformity with the policies adopted by the Group.

The value of non-controlling interest in equity and the results of the consolidated subsidiaries is presented in Equity; non-controlling interests, in the Consolidated Statement of Financial Position and in “net income attributable to non-controlling interests,” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the company and its subsidiaries after eliminating intra-group balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		12/31/2010			12/31/2009
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59,144,140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
96,842,970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96,836,750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
96,972,760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98	—	99.98	99.98
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78,536,950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78,861,790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
93,899,000-K	Vital S.A.	—	99.99	99.99	—	99.99	99.99
76,070,406-7	Embotelladora Andina Chile S.A.	99.90	0.09	99.99	99.90	0.09	99.99

2.4.2 Investments in associates accounted for using the equity method

Associates are all entities over which the Group exercises a material influence but does not have control. Generally, it holds an interest of 20% to 50% in the voting rights of associates. Investments in associates are accounted for using the equity method and are initially recognized at cost.

The Group’s share in income and losses subsequent to the acquisition of associates is recognized in income.

Unrealized gains in transactions between the Group and its associates are eliminated to the extent of the interest the Group holds in those associates. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of associates are adjusted to assure uniformity with the policies adopted by the Group.

2.5                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined by geographic location:

•                  Chile operation

•                  Brazil operation

•                  Argentina operation

2.6                                       Foreign currency translation

2.6.1                             Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Group are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the Company’s functional currency and presentation currency.

2.6.2                    Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. Translation losses and gains in the settlement of these transactions and in the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the comprehensive income account.

The foreign exchange rates and values prevailing at the close of each fiscal year were:

	Exchange rate to the Chilean peso
Date	US$ dollar	Brazilian Real	Argentine Peso	Unidad de Fomento
12.31.2010	468.01	280.89	117.71	21,455.55
12.31.2009	507.10	291.24	133.45	20,942.88
01.01.2009	636.45	272.34	184.32	21,452.57

2.6.3                    Companies in the Group

The income statement and financial position of all companies in the Group (none of which uses the currency of a hyperinflationary economy) that use a functional currency other than the presentation currency are translated to the presentation currency in the following way:

(i)                         Assets and liabilities in each statement of financial position are translated at the closing foreign exchange rate at the reporting date;

(ii)                      Income and expenses of each income statement account are translated at the average foreign exchange rate; and

(iii)                   All resulting translation differences are recognized as other comprehensive income.

The Companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional Currency
Rio de Janeiro Refrescos Ltda. (Brazil segment)	Brazilian Real R$
Embotelladora del Atlántico S.A. (Argentina segment)	Argentine Peso A$

In the consolidation, the translation differences arising from the conversion of a net investment in foreign entities are recognized in other comprehensive income. On disposal of the investment, those translation differences are recognized in the income statement as part of the loss or gain on the disposal of the investment.

2.7                                       Property, Plant, and Equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of items. The historical cost also includes revaluations and price-level restatement of opening balances at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Group and the cost of the element can be determined reliably. The value of the component that is substituted is derecognized. The remaining repairs and maintenance are charged to the income statement in the fiscal year in which they incurred.

Land is not depreciated. Other assets, net of residual value, are depreciated by distributing the cost of the different components on a straight line basis over the estimated useful life, which is the period during which the companies expect to use them.

The estimated years of useful life are:

Assets	Range in years
Buildings	30-50
Plant and Equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and Containers	3-7

The residual value and useful lives of assets are revised and adjusted, if necessary, at each reporting date.

When the value of an asset is higher than its estimated recoverable amount, the value is reduced immediately to the recoverable amount.

Losses and gains on the disposal of property, plant, and equipment are calculated by comparing the disposal proceeds to the carrying amount, and are charged to the income statement.

2.8  Intangible Assets

2.8.1                             Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s share in identifiable net assets of the subsidiary on the acquisition date. The goodwill recognized separately is tested annually for impairment and is carried at cost, less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

2.8.2                           Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.9                                       Impairment Losses

Assets that have an indefinite useful life, such as land, are not amortized and are tested annually for impairment. Amortizable assets are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. An excess carrying value of the asset above its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an assets fair value less costs to sell and its value in use.

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed at each reporting date to determine whether there were any reversals of the loss.

2.10                                Financial Assets

The Company classifies its financial assets into the following categories:  financial assets at fair value through profit or loss, loans and accounts receivable, and assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.10.1                      Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss are financial assets available for sale. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Assets in this category are classified as current assets.

Losses or gains from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they occur.

2.10.2                       Loans and Accounts Receivable

Loans and accounts receivable are not quoted on an active market. They are recorded in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the statement of financial position.

2.10.3                       Other Financial Assets

Other Financial Assets corresponds to bank deposits that the Group’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date.

Accrued interests are recognized in the income statement under finance income during the year in which they occur.

2.11                                Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against foreign exchange rate risk and the price of raw materials and thus materially offset the risks that are hedged.

The derivatives are accounted for at fair value. If positive, they are recorded under “hedge assets”. If negative, they are recorded under “hedge liabilities.”

The Company’s hedge agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “Other income (expenses)”.

The Company does not use hedge accounting for its foreign investments.

The Company has also evaluated the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 32 and 39.

Fair value hierarchy

At December 31, 2010, the Company did not have any open sugar sales contracts.  The Company had a total liability related to its foreign exchange forward contracts of ThCh$ 917,219, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:  quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:  other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3:  techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

During the reporting period ended December 31, 2010, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 3.

2.12                                Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on a normal operating capacity) to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and ageing of the items involved.

2.13                                Trade receivable

Trade accounts receivable are recognized initially at their nominal value, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in administrative and sales expenses in the income statement.

2.14                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits in banks and other short-term, highly liquid investments with purchased maturities of three months or less.

2.15                                Bank and Debt Security Debt

Bank funding such as debt securities issued are initially recognized at fair value, net transaction costs. Liabilities with third parties are later valued at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the income statement during the term of the debt using the effective interest rate method.

2.16                                Income tax and deferred taxes

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Its subsidiaries abroad do so according to the rules of the respective countries.

Deferred taxes are calculated using the balance sheet - liability method on the temporary differences between the tax basis of assets and liabilities and their carrying amounts in the annual consolidated accounts.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be offset.

Deferred taxes for temporary differences deriving from investments in subsidiaries and associates are recognized except when the Company can control the timing when the temporary differences will be reversed and it is likely that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company has established a provision to cover employee indemnities that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The positive or negative effect on indemnities because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the directives of this plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under accrued liabilities.

2.18                                Provisions

Provisions for litigation are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

2.19                                Bottle deposits

This is a liability comprised of cash collateral received from customers for bottles made available to them.

This liability represents the value of the deposit maimed at client and distribute facilities that must be returned if the client or the distributor returns the bottles and cases to us in good condition, along with the original invoice. Estimation of this liability is based on an inventory of bottles given as a loan to clients and distributors, the estimated amount of bottles in circulation and a historical average weighted value per bottle or case.

2.20                                Revenue Recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue is presented net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

2.21                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated financial statements of the Company, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.22                                Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. Actual results may differ from previously estimated amounts... The estimates and judgments that might have a material impact on future financial statements are explained below.

2.22.1                      Estimated impairment loss on goodwill

The Group test annually whether goodwill has undergone any impairment. The recoverable amounts of cash generating units have been determined on the basis of value in use calculations. The key variables that management must calculate include the sales volume, prices, marketing expense, and other economic factors. Estimating these variables requires considerable judgment by the management, as those variables imply inherent uncertainties. However, the assumptions used are consistent with the Company’s internal planning. Therefore, the management evaluates and updates estimates from time to time according to the conditions affecting these variables. If these assets are deemed to have become impaired, the estimated fair value will be written off, as applicable. Should these assets deteriorate, they will be written off to the estimated fair value or future recoverable value, in accordance with discounted cash flows.  Estimated future free cash flows in Brazil and Argentina were discounted at a rate of 15% and generated a higher value than the respective assets, including the surplus value of the Brazilian and Argentine subsidiaries.

2.22.2                      Provision for Doubtful Receivables

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimate will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$105,059,078 at December 31, 2010, net of an allowance for doubtful accounts provision of ThCh$1,225,556. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.22.3                      Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful life as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. The Company reviews the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Company estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.22.4                      Liabilities for bottle and case collateral

The Company records a liability represented by deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given as a loan to customers and distributors, estimates of bottles in circulation and a weighted average historical cost per bottle or case. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the synchronization of disbursements.

2.23                                New IFRS and Interpretations of the IFRS Interpretation Committee

New accounting pronouncements from the IAS and IFRIC interpretation have been published and / or reviewed. The management assessed the impact of these new pronouncements and interpretation and does not anticipate that its adoption will lead to a significant impact on the annual information of the company and its subsidiaries in the year of initial application.

New Standards	Mandatory effective date
IFRS 7 Financial instruments: Disclosure and transfer of financial assets	July 1, 2011
IFRS 9 Financial instruments: Classification and measurement	January 1, 2013
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013

Improvements and amendments	Mandatory effective date
IFRIC 17 Distributions of Non-cash Assets to Owners	January 1, 2013
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments	January 1, 2013
IAS 12 Deferred taxes: Recovery of underlying assets	January 1, 2012
IAS 24 Related party disclosures	January 1, 2011
Amendment IFRIC 14 Minimum financing prepayment requirements	January 1, 2011
IFRS improvements May 2010: Series of Amendments to seven International Financial Reporting Standards	January 1, 2011

NOTE 3 — FIRST-TIME ADOPTION OF IFRS

Embotelladora Andina S.A. and Subsidiaries have implemented IFRS effective December 31, 2010.

The transition date for Embotelladora Andina and Subsidiaries is January 1, 2009.

Sections 3.1, 3.2 and 3.3 present the reconciliations required by IFRS 1 between the beginning and closing balances of the year ending December 31, 2009 and the year ended December 31, 2009; and the beginning balances as of January 1, 2009, after applying these standards.

The exemptions in IFRS 1 that the Company decided to apply in its IFRS adoption are:

i)                          Business combinations:

The Company did not retroactively restate any business combinations that took place prior to January 1, 2009.

ii)                       Fair value or revaluation as deemed cost.

The Company considered the valuation of certain items in property, plant, and equipment as the fair value to be used as the deemed cost on the transition date. Those assets comprise virtually all of the land of operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment, the values of which, in local currency, were significantly different from the fair values determined by valuation.

The group of assets of Chilean Companies for which the fair value was not assigned as deemed cost was valued at historical cost, plus a legal price-level restatement to represent the deemed cost on the transition date.

iii)                Cumulative actuarial gains and losses for post-employment benefits:

The effects of applying actuarial calculations to post-employment benefits were recognized directly in accrued income as of January 1, 2009.

iv)                   Translation reserves:

The Company considered all cumulative translation reserves at the transition date to be zero.

Below is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chile GAAP) and IFRS applied by the Company, and the impact on Equity at December 31, 2009, and January 1, 2009 and on the net income for the fiscal year ended December 31, 2009:

3.1                                       Reconciliation of Equity from generally accepted accounting principles in Chile to International Financial Reporting Standards at January 1, 2009 and December 31, 2009:

		12/31/2009	01/01/2009
		ThCh$	ThCh$
Equity according to Chilean GAAP		336,578,506	346,248,602
Adjustments to IFRS
Property, plant and equipment, revaluation	3.3.1	42,893,951	28,469,859
Suspension of goodwill amortization	3.3.2	15,085,550	—
Post-employment benefits	3.3.4	1,554,045	1,114,217
Reversal of price-level restatement	3.3.6	2,520,859	—
Hedging instruments	3.3.7	(2,079,511)	173,211
Deferred taxes	3.3.8	(17,205,160)	(20,324,257)
Investments in associates	3.3.9	3,591,820	1,400,227
Non-controlling interests		9,141	10,837
Other		(51,493)	481,399
Subtotal		382,897,708	357,574,095
Minimum dividend	3.3.10	(9,339,973)	(11,279,813)
Equity according to IFRS		373,557,735	346,294,282

3.2                                       Reconciliation of the year’s income from Chile GAAP to IFRS for the year ended December 31, 2009:

		2009
		ThCh$
Net income according to Chilean GAAP		86,918,333
Adjustments to IFRS
Depreciation	3.3.1	(4,276,931)
Goodwill amortization	3.3.2	6,094,120
Intercompany account considered investment in subsidiary	3.3.3	13,804,730
Post-employment benefits	3.3.4	439,828
Reversal of translation adjustment according to Chilean standard	3.3.5	(4,977,864)
Translation of income at average foreign exchange rate	3.3.5	2,412,869
Reversal of price-level restatement	3.3.6	(1,240,956)
Hedging instruments	3.3.7	(2,252,722)
Deferred taxes	3.3.8	1,476,431
Investments in associates	3.3.9	(382,625)
Non-controlling interests		2,748
Other		(32,483)
Net Income according to IFRS		97,985,478

3.3                               Explanation of main differences between Chilean GAAP and IFRS

3.3.1                     Property, plant and equipment

The Company reviewed all property, plant, and equipment in order to consider their fair value as deemed cost on the transition date. After the review, the Company determined that almost all of the land and selected real estate, machinery and equipment of our operations in Chile, Argentina and Brazil was significantly different from the fair values determined in valuations. The re-valuation was conducted one time only in accordance with IFRS 1. The new value determined corresponds to the initial cost of the asset beginning as of the transition date. The fair value of the assets amounted to ThCh$20,778,523 for Chile, ThCh$27,108,950 for Brazil and ThCh$16,298,876 for Argentina as of January 1, 2009 and represents an increase in equity of ThCh$64,186,349 as of that same date.

The group of assets of Chilean Companies for which the fair value was not used as the deemed cost was valued at historical cost, plus legal price-level restatement, as the deemed cost on the transition date.

Moreover, according to Chilean GAAP, property, plant and equipment of operations in Brazil and Argentina were accounted for in U.S. Dollars while according to IFRS, those same assets are now controlled accounted for in the functional currency of each of the countries of origin. This change in GAAP represents an decrease in equity of ThCh$35,716,490, with ThCh$12,573,086 originating from Argentina and ThCh$23,143,404 from Brazil.

Because of the increases in the initial balances for property, plant and equipment as described above, there was a greater charge for depreciation expense as presented in the reconciliation of income between Chilean GAAP and IFRS for a value of ThCh$4,276,931.

The amount shown in property, plant and equipment totaled, on a consolidated basis, ThCh$223,676,043 at December 31, 2008 according to Chilean GAAP, a value that in accordance with the new GAAP increased to ThCh$248,747,764, with ThCh$ 116,197,382 of this increase deriving from operations in Chile, ThCh$84,444,005 from operations in Argentina and ThCh$48,106,377 from operations in Brazil.

3.3.2                     Goodwill

The equity adjustment originates in the change in functional currency between Chilean GAAP and IFRS. According to Chilean GAAP, goodwill on the operations in Argentina and Brazil was accounted for in U.S. dollars while under IFRS, it is accounted for directly in the functional currency of each country.

The effects on income presented in the reconciliation between Chilean GAAP and IFRS come from suspending the straight-line amortization that had been performed through December 31, 2009 under Chilean GAAP. Under IFRS, those amounts are not amortizable and the value is reduced only provided the impairment test shows a recoverable amount that is less than the carrying value.

3.3.3                     Intercompany account treated as investment in subsidiary

Within its corporate structure, the Company has intercompany accounts receivable in U.S. dollars from its subsidiaries abroad. According to Chilean GAAP, the foreign exchange rate differences originating in the Chilean Companies resulting from these accounts receivable were accounted for directly in income, while the foreign subsidiaries recognized this effect and the rest of the items controlled in U.S. dollars as a translation effect in the income statement. Under IFRS, those U.S. dollar accounts receivable and accounts payable have been assigned as part of the foreign investment, therefore any difference between the U.S. dollar and the functional currency of each of the entities is accounted for under other comprehensive income.

3.3.4                     Post-employment benefits

Under IFRS, the employee severance indemnity based on individual or collective employment contracts creates a liability that must be determined by the actuarial value of the accrued cost of the benefit. This means making estimates of variables such as future permanence, the interest rate at which benefits are discounted, mortality rate, employee turnover rate and future salary increases, among others. According to Chilean GAAP, this same obligation was recognized at the actual value according to the benefit accrued cost and a year of capitalization that considered the expected time of employment of employees on the date of their retirement.

The difference derived from applying actuarial calculations to the employee severance benefits is shown in the reconciliation of equity and income statement between Chilean GAAP and IFRS.

3.3.5                     Foreign currency translation effects

Under Chilean GAAP, according to Bulletin 64 of the Chilean Accountants Association, the non-monetary assets and liabilities of foreign companies were accounted for in historic dollars and results were translated from local currency to the control currency (U.S. dollar).  Subsequently the figures in the control currency were translated to Chilean pesos at the closing foreign exchange rate.

According to IFRS, non-monetary asset and liability accounts are accounted for in the functional currency of each reporting entity and income accounts are translated at the functional currency of the parent company at the average foreign exchange rate for each transaction.

In the reconciliation of results between Chilean GAAP and IFRS, the foreign currency translation effects recognized under Chilean standards have been reversed and the income that results from the foreign currency translation to IFRS has been recognized.

3.3.6                     Price-level restatement

Accounting principles in Chile require that the financial statements be adjusted to reflect the effect exerted by variations in of the purchasing power of the Chilean peso on the financial position and operating income of the reporting entities. This method was based on a model that required calculating the profit or loss from net inflation attributed to monetary assets and liabilities exposed to variations in the purchasing power of the local currency. The historical cost of non-monetary assets and liabilities, equity accounts and income accounts are restated to reflect variations in the CPI from the date of acquisition to the close of the fiscal year.

The gain or loss in the purchasing power, included in net income or losses, reflected the effects of inflation on monetary assets and liabilities held by the Company.

IFRS does not permit indexing by inflation in countries, like Chile, that are not hyperinflationary. So, the income statement and statement of financial position accounts are not adjusted for inflation, and variations are nominal. The reconciliation of equity and income between Chilean GAAP and IFRS shows the effects of eliminating price-level restatement recorded during 2009.

3.3.7                     Hedging instruments

The Company holds hedging agreements to hedge foreign exchange rates, prices of raw materials and adjustment indicators. Under Chilean GAAP, pursuant to Technical Bulletin 57, theses were appraised according to variations in their fair value. The effects on income in those items defined as expected hedging transactions of items are deferred until settlement. However, under IFRS, these agreements have not demonstrated effective hedging, so the effects on variations in their fair value are charged directly to income at each year end.

3.3.8                     Deferred taxes

Differences from deferred taxes correspond to deferred taxes recognized according to the new treatment of each of the financial items according to IFRS as well as the reversal of the complementary deferred tax accounts in effect under Chilean GAAP at December 31, 2008.

3.3.9                     Investment in Associates

This corresponds to the effects of IFRS adoption by companies in which the parent company holds investments accounted for using the equity method.

3.3.10              Minimum dividend

Chilean Company Law requires companies to pay a cash dividend of at least 30% of net profits, unless otherwise decided by shareholders.  Since paying a dividend on net profits in each year is a requirement, under IFRS, the dividend liability pursuant to Chilean law must be recorded on an accrual basis.  This liability did not exist under Chilean GAAP.

NOTE 4 — REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments”, that establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The Company’s Board of Directors and Management measures and evaluates performance of segments according to the operating income of each of the countries where there are franchises.

The operating segments are disclosed coherently with the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors, which makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                  Chilean operations

•                  Brazilian operations

•                  Argentine operations

The three operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The expenses and income associated with corporate management were assigned to the Chilean operation in the operating segments soft drinks.

The total income by segment includes sales to unrelated customers, as indicated in the Company’s consolidated statement of income, as well as inter-segment sales.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

For the year ended December 31, 2010	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Operating revenue from external customers, total	295,658,591	185,273,657	407,781,634	—	888,713,882
Interest income, total for segments	1,176,029	253,667	1,946,442	—	3,376,138
Interest expense, total for segments	(5,256,730)	(1,069,665)	(1,075,436)	—	(7,401,831)
Interest income, net, total for segments	(4,080,701)	(815,998)	871,006	—	(4,025,693)

Depreciation and amortization, total for segments	(15,958,801)	(7,204,876)	(13,850,832)	—	(37,014,509)
Sums of significant income items, total	868,878	81,927	2,539,815	—	3,490,620
Sums of significant expense items, total	(236,598,062)	(164,453,198)	(346,512,976)	—	(747,564,236)
Net income of the segment reported, total	39,889,905	12,881,512	50,828,647	—	103,600,064

Share of the entity in income of associates accounted for using the equity method, total	519,441	—	1,795,494	—	2,314,935
Income tax expense (income), total	(7,632,006)	(6,963,258)	(21,744,976)	—	(36,340,240)

Segment assets, total	324,947,619	84,478,546	285,779,539	—	695,205,704
Carrying amount in associates and joint ventures accounted for using the equity method, total	25,772,670	—	24,981,498	—	50,754,168
Capital expenditures and other	49,987,257	9,867,356	50,836,233	—	110,690,846

Liabilities of the segments, total	127,917,724	44,719,133	127,704,251	—	300,341,108

For the fiscal year ending December 31, 2009	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Operating revenue from external customers, total	273,098,100	173,200,576	339,546,374	—	785,845,050
Operating revenue between segments, total	—	1,237,173	—	(1,237,173)	—
Finance income, total for segments	2,957,370	60,876	933,533	—	3,951,779
Finance expense, total for segments	(5,423,157)	(684,661)	(2,015,686)	—	(8,123,504)
Finance income, net, total for segments	(2,465,787)	(623,785)	(1,082,153)	—	(4,171,725)
Depreciation and amortization, total for segments	(16,629,416)	(8,126,684)	(12,050,568)	—	(36,806,668)
Sums of significant income items, total	1,235,517	121,055	3,953,014	—	5,309,586
Sums of significant expense items, total	(215,071,827)	(152,654,007)	(285,702,104)	1,237,173	(652,190,765)
Gain (loss) of the segment reported, total	40,166,587	13,154,328	44,664,563	—	97,985,478

Share of the entity in income of associates accounted for by the equity method, total	366,146	—	1,237,752	—	1,603,898
Income tax expense (income), total	(4,859,074)	(7,299,694)	(17,007,657)	—	(29,166,425)

Segment assets, total	322,224,369	81,920,589	244,800,005	—	648,944,963
Carrying amount in associates and joint ventures accounted for using the equity method, total	26,149,730	—	8,581,488	—	34,731,218
Capital expenditures	23,654,231	7,656,260	19,109,953	—	50,420,444

Liabilities of the segments, total	122,020,055	38,263,173	115,104,000	—	275,387,228

NOTE 5 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2010, December 31, 2009 and January 1, 2009:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
By item
Deposits	28,394,995	24,032,882	42,208,590
Bank Balances	13,267,099	20,162,614	19,864,906
Money Market Funds	5,561,034	18,541,091	26,281,105
Cash	1,039,952	54,634	1,351,380
Cash and cash equivalents	48,263,080	62,791,221	89,705,981

	ThCh$	ThCh$	ThCh$
By currency
Dollar	3,308,523	6,321,415	25,546,100
Argentine Peso	1,705,533	602,067	2,366,465
Chilean Peso	25,646,505	33,139,056	54,397,762
Real	17,602,519	22,728,683	7,395,654
Cash and cash equivalents	48,263,080	62,791,221	89,705,981

5.1          Time Deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at December 31, 2010, December 31, 2009 and January 1, 2009:

				Annual	Balance at
Placement	Entity	Currency	Principal	Rate	12/31/2010
			ThCh$	%	ThCh$
17-Dec-2009	Banco Santander	Chilean peso	7,000,000	3.72%	7,004,005
13-Jan-2010	Banco de Chile	UF	4,410,633	1.70%	4,602,188
13-Jan-2010	Banco Estado	UF	4,410,633	1.65%	4,599,975
02-Dec-2010	Banco BBVA	Euros	354,271	0.21%	345,623
13-Dec-2010	Banco BBVA	Argentine peso	14,392	10.00%	14,192
29-Mar-2010	Banco Votorantim	Real	31,383	8.82%	33,230
30-Sep-2010	Banco Itaú	Real	2,846,938	8.83%	2,859,355
23-Nov-2010	Banco Itaú	Real	2,814,206	8.83%	2,828,751
14-Apr-2010	Banco Itaú	Real	397,500	8.83%	398,609
27-Jul-2010	Banco Itaú	Real	2,891,489	8.83%	2,900,221
30-Dec-2010	Banco Itaú	Real	2,808,846	8.83%	2,808,846
Total					28,394,995

5.1          Time Deposits (continued)

				Annual	Balance at
Placement	Entity	Currency	Principal	Rate	12/31/2009
			ThCh$	%	ThCh$
13-Nov-09	Banco Santander	Chilean peso	1,876,098	3.30%	1,877,662
24-Nov-09	Banco BCI	Chilean peso	1,248,101	4.50%	1,249,422
18-Nov-09	Banco Estado	Chilean peso	1,003,066	3.30%	1,003,445
24-Nov-09	Banco Santander	Chilean peso	728,386	4.70%	729,305
14-Dec-09	Banco Deutsche	Chilean peso	8,817,738	0.48%	8,819,737
06-Oct-09	Banco Itaú	Real	8,878,654	8.45%	8,895,193
16-Oct-09	Banco Bradesco	Real	1,392,923	8.43%	1,410,005
02-Apr-09	Banco Votorantim	Real	30,295	8.63%	31,955
23-Nov-09	Banco BBVA Francés	Real	15,906	10.00%	16,158
Total					24,032,882

				Annual	Balance at
	Entity	Currency	Principal	Rate	01/01/2009
			ThCh$	%	ThCh$
02-Dec-08	Banco BCI	Chilean peso	8,727,900	8.88%	8,790,334
02-Dec-08	Banco BCI	Chilean peso	8,727,900	8.88%	8,790,334
26-Dec-08	Banco BBVA	Chilean peso	7,529,640	9.50%	7,538,359
16-Dec-08	Royal Bank of Canada	Dollar	7,575,731	2.73%	7,320,120
29-Sep-08	Banco Chile	Dollar	6,645,700	3.78%	6,426,649
16-Dec-08	Banco Itaú	Chilean peso	3,300,000	9.50%	3,311,459
02-Apr-08	Banco Votorantim	Argentine peso	28,329	13.61%	31,335
Total					42,208,590

5.2          Money Market and investment funds

Mutual and investment fund shares are valued at the share value at the close of each fiscal year. Variations in the value of shares during the respective fiscal years are accounted for as a debit or credit to income. Below is a description for the end of each year:

Institution	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
BBVA Money Market fund	—	2,844,000	—
Scotiabank Money Market fund	—	3,641,000	—
BCI Money Market fund	163,000	2,348,000	—
Santander Money Market fund	—	1,896,000	—
Itaú Corporate Money Market fund	37,384	1,574,370	36,153
Banchile Money Market fund	3,943,475	3,758,347	10,512,365
Royal Bank of Canada Money Market fund	—	—	189,977
Banco Estado Money Market fund	—	—	5,209,999
Citi Institutional Liquid Reserves Limited	1,417,175	2,478,907	10,332,249
Dreyfus Global Fund Universal Liquidity Plus	—	467	362
Total investment and mutual funds	5,561,034	18,541,091	26,281,105

NOTE 6 — OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2010, December 31, 2009, and January 1, 2009, other than cash and cash equivalents. They correspond to time deposits for longer than 90 days, see note 2.10.3:

Placement	Maturity				Annual
Date	Date	Entity	Currency	Principal	Rate	12/31/2010
				ThCh$	%	ThCh$
12-May-10	29-Apr-11	Banco BBVA	UF	456,766	0,57	467,322
12-May-10	30-Sep-11	Banco BBVA	UF	228,383	1,37	234,861
12-May-10	29-Dec-11	Banco BBVA	UF	228,383	1,37	256,423
23-Apr-2010	30-May-11	Banco BBVA	UF	12,114,877	0.00	12,362,024
03-May-2010	09-May-11	Banco BCI	UF	11,914,000	0.00	12,153,007
14-Jun-2010	09-May-11	Banco Itaú	UF	4,770,768	0.40	4,848,825
01-Jul-2010	09-May-11	Banco Itaú	UF	2,713,000	0.70	2,754,825
03-Aug-2010	09-Ago-11	Banco Itaú	UF	1,000,000	0.52	1,012,928
28-Oct-2010	09-May-11	Banco Itaú	UF	4,000,000	2.86	4,033,440
28-Oct-2010	09-May-11	Banco de Chile	UF	4,000,000	2.45	4,030,516
12-Apr-2010	12-Apr-11	Banco BBVA	Chilean peso	6,644,069	2,40	6,760,563
				Total		48,914,734

NOTE 6 — OTHER CURRENT FINANCIAL ASSETS (continued)

Placement	Maturity				Annual
Date	Date	Entity	Currency	Principal	Rate	12/31/2009
				ThCh$	%	ThCh$
12-Nov-09	28-Oct-10	Banco HSBC	UF	11,326,910	0.49%	11,336,036
13-Oct-09	12-Apr-10	Banco BCI	Chilean pesos	6,600,266	1.32%	6,619,385
14-Dec-09	14-Jun-10	Banco BCI	UF	4,731,879	1.80%	4,735,902
17-Dec-09	17-Dec-10	Banco Santander	UF	11,010,500	2.50%	10,996,285
29-Sep-09	04-May-10	Banco Itaú	UF	7,741,171	1.20%	7,804,537
13-Oct-09	04-May-10	Banco Estado	UF	5,783,449	0.23%	5,816,009
24-Jun-09	04-May-10	Banco Santander	UF	4,543,900	2.40%	4,600,859
19-Oct-09	04-May-10	Banco Estado	UF	4,364,533	0.42%	4,382,178
09-Nov-09	04-May-10	Banco Itaú	UF	4,200,000	2.00%	4,197,177
15-Jun-09	04-May-10	Banco Chile	UF	3,322,621	2.70%	3,368,735
24-Jun-09	04-May-10	Banco Chile	UF	3,000,000	3.20%	3,050,270
27-Oct-09	04-May-10	Banco Itaú	UF	2,670,000	1.40%	2,678,396
14-Jul-09	04-May-10	Banco BBVA	UF	2,737,500	1.50%	2,759,342
					Total	72,345,111

Placement	Maturity				Anual
Date	Date	Entity	Currency	Principal	Rate	01/01/2009
				ThCh$	%	ThCh$
11-Sep-08	30-Apr-09	Banco Santander	U.F.	14,478,105	2.42%	14,993,596
11-Sep-08	12-May-09	Banco BBVA	U.F.	7,961,385	2.90%	8,256,963
19-Nov-08	30-Apr-09	Banco Itaú	U.F.	6,156,000	6.50%	6,235,415
30-Mar-08	30-Apr-09	Banco Chile	U.F.	5,200,000	2.00%	5,627,843
23-Sep-08	30-Apr-09	Banco Chile	U.F.	2,238,600	3.40%	2,314,341
29-Jul-08	30-Apr-09	Banco Chile	U.F.	1,984,000	1.20%	2,084,732
					Total	39,512,890

NOTE 7 —  OTHER CURRENT AND NON-CURRENT NON FINANCIAL ASSETS

Note 7.1                           Other current non-financial assets

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Prepaid Insurance	288,588	16,879	15,815
Prepaid Expenses	1,897,584	3,060,440	2,629,151
Forward contract rights	—	13,083	1,213,052
Wachovia investment fund (restricted)	—	3,180,618	—
Fiscal credit remaining	4,257,271	—	191,192
Materials and supplies	3,776,315	3,620,404	2,872,966
Other current assets	492,374	195,117	348,379
Total	10,712,132	10,086,541	7,270,555

Note 7.2                           Other non-current, non-financial assets

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Prepaid expenses	2,180,033	2,597,060	3,238,086
Fiscal credits	5,681,851	7,254,343	5,545,259
Judicial deposits	12,720,300	10,254,716	8,053,225
Non-operating assets	—	115,963	493,769
Others	925,570	232,853	298,165
Total	21,507,754	20,454,935	17,628,504

NOTE 8                                - TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	12/31/2010		12/31/2009		01/01/2009
Description	Current	Non- current	Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	64,317,502	—	54,674,968	—	47,567,131	—
Notes receivables	16,325,466	7,585,983	14,494,834	5,625,155	14,591,709	—
Other accounts receivable	17,837,185	218,498	11,077,776	192,022	13,430,678	8,542
Allowance for doubtful accounts	(1,225,556)	—	(1,688,988)	—	(1,559,981)	—
Total	97,254,597	7,804,481	78,558,590	5,817,177	74,029,537	8,542

The change in the allowance for doubtful accounts between January 1 and December 31, 2010 and at January 1 and December 31, 2009 is presented below:

NOTE 8- TRADE AND OTHER ACCOUNTS RECEIVABLE (continued)

Item	12/31/2010	12/31/2009
	ThCh$	ThCh$
Initial balance	1,688,988	1,559,981
Increase	629,409	367,460
Use of allowance	(970,352)	(197,559)
Increase (decrease) because of foreign exchange	(122,489)	(40,894)
Movement	(463,432)	129,007
Final balance	1,225,556	1,688,988

NOTE 9 — INVENTORY

The composition of inventory balances is detailed as follows:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Raw materials	23,117,229	21,486,580	17,596,629
Merchandise	7,061,966	3,456,085	2,021,982
Production inputs	853,130	850,370	1,111,665
Products in progress	97,467	87,302	81,381
Finished goods	13,922,337	11,242,572	11,364,587
Spare parts	4,927,837	3,852,150	3,713,205
Other inventory	643,091	373,371	37,811
Obsolescence allowance	(683,863)	(439,493)	(483,357)
Balance	49,939,194	40,908,937	35,443,903

The cost of inventory recognized as a cost of sales totaled ThCh$504,515,568 at December 31, 2010 and ThCh$453,035,902 at December 31, 2009.

The obsolescence allowance for all inventory accounts at December 31, 2010, 2009 an January 1, 2009 amounted to ThCh$683,863, ThCh$439,493 and Th$483,357, respectively.

NOTE 10 —  INCOME TAX AND DEFERRED TAXES

At the end of the year 2010, the Company had distributable retained earnings shareholders tax credits totaling ThCh$55,790,966.

10.1                                                Current taxes receivable

The current taxes receivable consisted of the following items:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Monthly income tax installments	1,091,997	3,459,004	6,475,810
Tax credits (1)	1,196,728	1,104,054	613,371
Balance	2,288,725	4,563,058	7,089,181

(1) That item corresponds to tax income credit on account of training expenses, Purchase of property, plant and equipment and donations.

10.2                                                Current taxes payable

Current taxes payable are detailed as follows:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Income tax	3,877,563	5,490,308	2,700,061
Other	131,826	186,605	227,373
Balance	4,009,389	5,676,913	2,927,434

10.3                                Tax expense

The income tax and deferred tax expenses for the years ended December 31, 2010 and December 31, 2009 are detailed as follows:

Description	31/12/2010	31/12/2009
	ThCh$	ThCh$
Current tax expense	31,847,824	26,558,767
Adjustment to current tax from previous year	114,521	733,312
Other current tax expenses	10,276	111,287
Total net current tax expense	31,972,621	27,403,366

Deferred tax expenses	4,367,619	1,763,059
Total deferred tax expenses	4,367,619	1,763,059
Total income tax expense	36,340,240	29,166,425

10.4                                                Deferred taxes

The net cumulative balances of temporary differences originating in deferred tax assets and liabilities are detailed below:

	At December 31, 2010		At December 31, 2009		At January 1, 2009
Temporary differences	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	—	22,702,343	—	23,219,596	—	24,599,440
Impairment accrual	1,542,470	—	967,157	—	1,222,261	84,074
Employee benefits	2,386,307	—	1,760,300	—	834,793	—
Post-employment benefits	9,550	82,143	71,685	199,226	78,374	348,379
Tax losses	—	—	—	—	1,640,854	—
Contingency provision	1,638,483	—	1,640,625	—	1,817,509	—
Foreign exchange rate difference (debt Brazil)	—	13,506,899	—	13,309,062	—	8,307,797
Allowance for doubtful accounts	189,265	—	202,314	—	390,018	—
Inventory obsolescence allowance	663,663	—	233,132	—	—	—
Derivatives	183,444	—	353,517	—	—	—
Tax incentives	—	5,335,199	—	2,683,002	—	944,971
Other	278,427	865,764	1,023,793	24,281	398,320	293,522
Total	6,891,609	42,492,348	6,252,523	39,435,167	6,382,129	34,578,183

10.5                                                Deferred tax liability movement

Movement in deferred liability accounts is detailed as follows:

Item	12/31/2010	12/31/2009
	ThCh$	ThCh$
Initial Balance	39,435,167	34,578,183
Increase (decrease) in deferred tax liabilities	4,657,692	6,242,266
Increase (decrease) due to foreign currency translation	(1,600,511)	(1,385,282)
Movements	3,057,181	4,856,984
Final balance	42,492,348	39,435,167

10.6                                                Distribution of domestic and foreign tax expenses

As of December 31, 2010 and 2009, domestic and foreign tax expenses are detailed as follows:

	12/31/2010	12/31/2009
	ThCh$	ThCh$
Income tax
Current taxes
Foreign	(26,000,138)	(20,758,996)
Domestic	(5,972,483)	(6,644,370)
Current tax expense	(31,972,621)	(27,403,366)

Deferred taxes
Foreign	(3,293,124)	(2,437,295)
Domestic	(1,074,495)	674,236
Deferred tax expense	(4,367,619)	(1,763,059)
Income tax expense	(36,340,240)	(29,166,425)

10.7                                              Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	12/31/2010	12/31/2009
	ThCh$	ThCh$
Income before taxes	139,940,304	127,151,903
Tax expense at legal rate (17%)	(23,789,852)	(21,615,823)
Effect of tax rate in other jurisdictions	(15,161,635)	(13,421,632)

Permanent differences:
Investments in equity investees accounted for using the equity method and consolidation	4,754,092	5,993,880
Non-tax-deductible expenses	(213,192)	(591,384)
Other	(1,929,653)	468,534
Tax expense adjustment	2,611,247	5,871,030

Tax expense at effective rate	(36,340,240)	(29,166,425)
Effective rate	26.0%	22.9%

The income tax rates applicable in each of the jurisdictions where the company does business are:

Country	Rate
Chile	17%
Brazil	34%
Argentina	35%

NOTE 11 — PROPERTY, PLANT, AND EQUIPMENT

11.1                                Balances

Property, plant and equipment at the end of each year are detailed below:

	Gross property, plant and equipment			Cumulative depreciation and impairment loss			Net property, plant and equipment
Item	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	23,506,510	5,487,011	4,942,367	—	—	—	23,506,510	5,487,011	4,942,367
Land	38,247,941	38,770,284	39,845,679	—	—	—	38,247,941	38,770,284	39,845,679
Buildings	92,227,198	89,344,255	86,217,443	29,245,272	27,773,723	26,761,417	62,981,926	61,570,532	59,456,026
Plant and equipment	232,604,986	222,211,690	224,341,427	154,729,140	149,563,233	150,196,493	77,875,846	72,648,457	74,144,934
Information technology equipment	10,825,556	11,852,220	11,957,812	8,756,221	9,712,329	9,269,880	2,069,335	2,139,891	2,687,932
Fixed installations and accessories	28,879,568	28,629,067	28,308,977	14,319,552	13,688,638	13,596,631	14,560,016	14,940,429	14,712,346
Motor vehicles	5,627,463	5,460,712	5,147,810	3,757,415	4,043,972	4,317,408	1,870,048	1,416,740	830,402
Improvements to leased property	155,755	161,494	126,031	110,832	82,158	47,231	44,923	79,336	78,800
Other property, plant and equipment (1)	286,065,161	266,475,164	251,672,596	215,739,526	215,658,753	199,623,318	70,325,635	50,816,411	52,049,278
Total	718,140,138	668,391,897	652,560,142	426,657,958	420,522,806	403,812,378	291,482,180	247,869,091	248,747,764

(1)          Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.  The net balance of each of these categories at December 31, 2010 and 2009 is detailed as follows:

Other property, plant and equipment	31/12/2010	31/12/2009
	ThCh$	ThCh$
Bottles	38,230,257	36,126,057
Marketing and promotional assets	18,153,012	12,320,808
Other property, plant and equipment	13,942,366	2,369,546
Total	70,325,635	50,816,411

The Company has an insurance to protect its property, plant and equipment and its inventory from potential losses, The geographic distribution of those assets is detailed as follows:

Chile: Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina:  Buenos Aires, Mendoza, Córdoba and Rosario

Brazil:  Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria,

11.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2010 and between January 1 and December 31, 2009:

For the year ended 12/31/2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	5,487,011	38,770,284	61,570,532	72,648,457	2,139,891	14,940,429	1,416,740	79,336	50,816,411	247,869,091

Additions	32,097,391	501,788	1,834,762	21,923,605	669,553	60,376	895,781	—	32,592,914	90,576,170
Disposals	—	(10,039)	(71,333)	(225,383)	(350)	—	(4,342)	—	(206,873)	(518,320)
Transfers between items of property, plant and equipment	(13,807,070)	—	3,515,683	2,022,179	258,089	661,830	1,324	—	7,347,965	—
Depreciation expense	—	—	(1,829,939)	(13,445,509)	(938,545)	(985,366)	(355,283)	(32,584)	(18,519,806)	(36,107,032)
Increase (decrease) in foreign currency translation	(270,822)	(1,014,092)	(2,048,206)	(4,838,392)	(58,043)	(119,494)	(60,895)	(1,829)	(606,776)	(9,018,549)
Other increases (decreases)	—	—	10,427	(209,111)	(1,260)	2,241	(23,277)	—	(1,098,200)	(1,319,180)
Total movements	18,019,499	(522,343)	1,411,394	5,227,389	(70,556)	(380,413)	453,308	(34,413)	19,509,224	43,613,089
Final balance	23,506,510	38,247,941	62,981,926	77,875,846	2,069,335	14,560,016	1,870,048	44,923	70,325,635	291,482,180

11.2        Movements (Continued)

For the fiscal year ending 12/31/2009	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	4,942,367	39,845,679	59,456,026	74,144,934	2,687,932	14,712,346	830,402	78,800	52,049,278	248,747,764

Additions	12,246,515	—	363,270	11,068,846	353,965	17,120	961,803	23,676	21,109,718	46,144,913
Disposals	(18)	—	—	(29,640)	(398)	—	—	—	(145,417)	(175,473)
Transfers between items of property, plant and equipment	(9,920,144)	—	2,165,884	3,580,304	151,751	802,833	46,651	—	3,172,721	—
Depreciation expense	—	—	(1,752,611)	(14,514,062)	(1,350,230)	(1,106,466)	(249,014)	(30,670)	(17,059,331)	(36,062,384)

Increase (decrease) in foreign currency translation	(521,521)	(1,075,395)	978,600	(1,675,935)	268,779	(204,152)	(80,852)	7,530	(5,749,157)	(8,052,103)
Other increases (decreases)	(1,260,188)	—	359,363	74,010	28,092	718,748	(92,250)	—	(2,561,401)	(2,733,626)
Total movements	544,644	(1,075,395)	2,114,506	(1,496,477)	(548,041)	228,083	586,338	536	(1,232,867)	(878,673)
Final balance	5,487,011	38,770,284	61,570,532	72,648,457	2,139,891	14,940,429	1,416,740	79,336	50,816,411	247,869,091

NOTE 12 –  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of December 31, 2010, December 31, 2009 and January 1, 2009 are detailed as follows:

12.1           Accounts receivable:

12.1.1        Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A.	Related to shareholder	Chile	Ch$	—	606,952	1,726,604
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholder	Chile	Ch$	248,273	444,062	—
		Total			248,273	1,051,014	1,726,604

12.1.2 Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Ch$	8,847	37,869	34,719
		Total			8,847	37,869	34,719

12.2           Accounts Payable:

12.2.1       Current:

	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	3,959,060	5,367,733	5,582,317
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Argentine pesos	2,725,508	1,706,392	1,966,203
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholders	Brazil	Real	3,834,762	3,914,755	4,171,316
96,705,990-0	Envases Central S.A.	Associate	Chile	Chilean pesos	1,005,828	632,281	1,085,375
86,881,400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	1,216,955	1,163,054	2,488,399
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Chilean pesos	630,927	913,801	1,058,204
89,996,200-1	Envases del Pacífico S.A.	Common director	Chile	Chilean pesos	173,850	59,831	176,821
96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	776,583	—	—

		Total			14,323,473	13,757,847	16,528,635

12.2.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	—	2,047,047	2,495,910
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Chilean pesos	—	518,720	641,437

		Total			—	2,565,767	3,137,347

12.3           Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12/31/2010
96,705,990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	17,810,345
96,705,990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials	Chilean peso	2,542,071
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean peso	64,448,337
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Services rendered	Chilean peso	3,292,507
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising payment	Chilean peso	1,857,135
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising collection	Chilean peso	989,554
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of bottles	Chilean peso	7,636,480
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of packaging materials	Chilean peso	409,929
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Dividend payment	Chilean peso	1,379,837
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Purchase of finished products	Chilean peso	5,676,978
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Services rendered	Chilean peso	254,909
96,891,720-K	Embonor S.A.	Shareholder related	Chile	Sale of finished products	Chilean peso	8,236,127
96,517,310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	Chilean peso	689,551
93,473,000-3	Embotelladora Polar S.A.	Shareholder related	Chile	Sale of finished products	Chilean peso	5,243,772
89,996,200-1	Envases del Pacífico S.A.	Shareholder related	Chile	Purchase of raw materials	Chilean peso	481,592
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	Real	61,827,392
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	Real	1,188,468
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Advertising participation payment	Real	13,851,240
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	Argentine peso	39,404,175
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, rewards and others	Argentine peso	1,587,201
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Collection of advertising participation	Argentine peso	6,218,762
97,032,000-8	BBVA Administradora General de Fondos	Director related	Chile	Investment in mutual funds	Chilean peso	34,148,000
97,032,000-8	BBVA Administradora General de Fondos	Director related	Chile	Redemption of mutual funds	Chilean peso	36,992,000
84,505,800-8	Vendomatica S.A.	Director related	Chile	Supply and advertising agreement	Chilean peso	250,000
84,505,800-8	Vendomatica S.A.	Director related	Chile	Sale of finished products	Chilean peso	1,401,691

12.3           Transactions (continued):

Taxpayer ID	Company	Relationship	Country of Origin	Description of transaction	Currency	Cumulative as of 12/31/2009
						ThCh$
96,705,990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	18,361,212
96,705,990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials and materials	Chilean peso	2,432,955
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean peso	79,166,075
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Payment of advertising share	Chilean peso	5,734,098
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of advertising	Chilean peso	3,627,587
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Other sales	Chilean peso	1,036,370
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Purchase of concentrate	Real	56,859,868
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	2,118,745
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Payment of advertising shares	Real	11,333,220
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of bottles	Chilean peso	9,693,910
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Dividend payment	Chilean peso	2,000,000
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine peso	35,498,256
89,996,200-1	Envases del Pacífico S.A.	Common Director	Chile	Purchase of raw materials	Chilean peso	496,303
96,891,720-K	Embonor S.A.	Related to shareholders	Chile	Sale of finished products	Chilean peso	6,887,687
96,517,310-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	707,819
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Sale of products	Chilean peso	4,199,630
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	60,722
90,278,000-9	Iansagro S.A.	Common Director	Chile	Purchase of sugar	Chilean peso	6,506,542
84,505,800-8	Vendomática S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	1,639,692
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Investment of mutual funds	Chilean peso	43,045,413
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Redemption of mutual funds	Chilean peso	40,176,629
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	5,415,866

12.4                                Payroll and benefits of the Company’s key employees:

At the end of year December 31, 2010 and 2009, respectively, the salary and benefits paid to the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Executive wages, salaries and benefits	4,198,174	4,422,304
Director allowances	1,016,124	742,956
Termination benefits	1,643,749	153,924
Accrued benefits in the last five years and paid during the period (1)	981,635	—
Total	7,839,682	5,319,184

(1)  The Company has an executive retention plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

NOTE 13 –  EMPLOYEE BENEFITS

As of December 31, 2010 and 2009, and January 1, 2009, the Company had recorded reserves for profit share and for bonuses totaling ThCh$6,635,265, ThCh$6,230,506 and ThCh$6,582,713 respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

13.1           Personnel expenses

At December 31, 2010 and 2009, personnel expenses included in the statement of consolidated comprehensive income were:

Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Wages and salaries	78,616,848	61,841,332
Employee benefits	20,084,397	17,806,789
Severance and post-employment benefits	1,580,085	8,479,218
Other personnel expenses	4,549,669	4,159,121
Total	104,830,999	92,286,460

13.2           Post-employment benefits

This item presents the employee severance indemnities valued pursuant to Note 2.17. The composition of current and non-current balances at December 31, 2010, December 31, 2009 and January 1, 2009 is detailed as follows:

Post-employment benefits	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Non-current provision	7,256,590	8,401,791	8,034,813
Total	7,256,590	8,401,791	8,034,813

13.3           Post-employment benefit movement

The movements of post-employment benefits are detailed as follows during 2010 and 2009:

Movements	12/31/2010	12/31/2009
	ThCh$	ThCh$
Initial balance at 01/01/2010 and 01/01/2009	8,401,791	8,034,813
Service costs	359,798	114,293
Interest costs	213,927	325,872
Net actuarial losses	569,707	540,943
Benefits paid	(2,288,633)	(614,130)
Total	7,256,590	8,401,791

13.4           Assumptions

The actuarial assumptions used in the years ended December 31, 2010 and 2009 were:

Assumption
Discount rate(1)	6.7%
Expected salary increase rate	4.7%
Turnover rate	6.6%
Mortality rate	RV-2004 (2)
Retirement age of women	60 years
Retirement age of men	65 years

(1)  For the convenience of the reader discount rates and expected salary increase rates are calculated using real interest rates in UF that include the inflation adjustments.  Rates shown above are presented in nominal rate.

(2)  Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 14 –  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD

14.1           Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Investment Cost			Percentage interest
R,U,T,	Name	Incorporation	Currency	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
86,881,400-4	Envases CMF S.A.	Chile	Chilean Pesos	19,070,517	18,910,774	19,833,478	50.00%	50.00%	50.00%
76,389,720-6	Vital Aguas S.A.	Chile	Chilean Pesos	2,718,443	2,805,995	1,932,723	56.50%	56.50%	56.50%
96,705,990-0	Envases Central S.A.	Chile	Chilean Pesos	3,983,711	4,433,731	4,468,821	49.91%	49.91%	49.91%
Foreign	Mais Industria de Alimentos S.A.	Brazil	Real	5,517,687	—	—	6.16%	—	—
Foreign	Sucos Del Valle do Brasil Ltda.,	Brazil	Real	3,881,452	—	—	6.16%	—	—
Foreign	Holdfab Partic, Ltda.,	Brazil	Real	—	7,390,522	5,595,346	—	14.73%	14.73%
Foreign	Kaik Participações Ltda.,	Brazil	Real	1,223,538	1,190,196	992,173	11.31%	11.31%	11.31%
Foreign	Holdfab2 Participações Societarias Ltda.	Brazil	Real	14,358,820	—	—	36.40%	—	—

	Total			50,754,168	34,731,218	32,822,541

14.2           Movement

The movement of investments in associates recorded using the equity method is shown below, for the year from January 1 to December 31, 2010 and January 1 to December 31, 2009:

Details	12/31/2010	12/31/2009
	ThCh$	ThCh$
Initial Balance	34,731,218	32,822,541
Increase (decrease) in foreign currency translation, investments in Equity Investees	(624,004)	527,922
Capital increases in Equity Investees	15,229,291	937,607
Dividends received	(1,379,837)	(2,000,000)
Share in operating income	2,986,764	1,708,471
Unrealized profit	(671,829)	(104,573)
Others	482,565	839,250
Final balance	50,754,168	34,731,218

The main movements for the year are detailed as follows:

Holdfab2 Participacoes Societarias Ltda. was established in Brazil on March 23, 2010, along with the Coca-Cola bottlers for the purpose of concentrating their investments in the company Leon Junior S.A., in which our subsidiary Rio de Janeiro Refrescos Ltda. has a 36.40% ownership interest, capital contributions amounted to ThCh$15,229,291 and were carried out on August 23, 2010. In turn, Holdfab 2 Participações Societárias Ltda. holds a 50% ownership interest in Leão Junior, hence the Company indirectly controls 18.2% of the latter.

Through a shareholders agreement involving the Brazilian company Holdfab Participacoes Ltda., in which our subsidiary Rio de Janeiro Refrescos held a 14.73% ownership interest, this company was divided into two companies: Mais Industria de Alimentos Ltda” and Sucos del Valle do Brasil Ltda.” The company holds a 6.16% ownership interest in each of them.  The effects of this division began on January 1, 2010.

Vital Aguas S.A., an associate, decided to increase capital by ThCh$1,274,284 at a Special General Shareholders Meeting held in April 2009. The increase was to be made by issuing 5,000 shares. Embotelladora Andina S.A. subscribed and paid for 2,825 shares, for a price of ThCh$719,970.

On February 12, 2009, our Brazilian subsidiary Rio de Janeiro Refrescos Ltda, contributed to a capital increase approved by Holdfab Participações Ltda, in which it holds an interest of 14.732%. This entailed a payment of ThCh$217,637.

During 2010 and 2009, the Company received dividends from its associate Envases CMF S.A. which amounted to ThCh$1,379,837 and ThCh$2,000,000 respectively.

NOTE 15 –  INTANGIBLE ASSETS AND GOODWILL

15.1           Intangible assets not considered as goodwill

Intangible assets not considered as goodwill as of the end of each year are detailed as follows:

	12/31/2010			12/31/2009			01/01/2009
Description	Gross Amount	Cumulative Amortization	Net Amount	Gross Amount	Cumulative Amortization	Net Amount	Gross Amount	Cumulative Amortization	Net Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rights	522,750	(94,124)	428,626	525,403	(98,501)	426,902	244,317	(124,712)	119,605
Software	8,718,483	(7,781,514)	936,969	8,807,761	(7,117,330)	1,690,431	8,738,874	(6,402,717)	2,336,157
Total	9,241,233	(7,875,638)	1,365,595	9,333,164	(7,215,831)	2,117,333	8,983,191	(6,527,429)	2,455,762

The movement and balances of identifiable intangible assets are detailed as follows for the year January 1 to December 31, 2010 and January 1 to December 31, 2009:

	December 31, 2010			December 31, 2009
Item	Rights	Software	Total	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	426,902	1,690,431	2,117,333	119,605	2,336,157	2,455,762
Additions	16,710	181,123	197,833	405,798	66,746	472,544
Amortization	(8,024)	(907,477)	(915,501)	(98,501)	(744,284)	(842,785)
Other increases (decreases)	(6,962)	(27,108)	(34,070)	—	31,812	31,812
Final balance	428,626	936,969	1,365,595	426,902	1,690,431	2,117,333

15.2           Goodwill

Movement in goodwill during the years 2010 and 2009 is detailed as follows:

Year January – December 2010

Cash generating unit	01/01/2010	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12/31/2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	43,820,310	—	—	(1,521,355)	42,298,955
Argentine operation	17,540,035	—	—	(2,068,655)	15,471,380
Total	61,360,345	—	—	(3,590,010)	57,770,335

Year January – December 2009

Cash generating unit	01/01/2009	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	41,042,712	—	—	2,777,598	43,820,310
Argentine operation	24,226,359	—	—	(6,686,324)	17,540,035
Total	65,269,071	—	—	(3,908,726)	61,360,345

NOTE 16 –  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

	12.31.2010	12.31.2009	01.01.2009
	ThCh$	ThCh$	ThCh$
Current
Bank loans	6,941,133	615,441	6,046,170
Bonds payable	3,120,737	2,884,651	1,496,055
CPMF (1)	1,934,529	2,299,789	3,962,017
Total	11,996,399	5,799,881	11,504,242

Non-current
Bank loans	593,726	200,572	413,452
Bonds payable	69,855,733	70,840,962	75,186,299
CPMF (1)	—	2,108,140	4,647,779
Total	70,449,459	73,149,674	80,247,530

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

16.1.1     Bank loans, current

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	12-31-2010	12-31-2009	01-01-2009
												ThCh$	ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	AR$	At maturity	13.22%	13.22%	—	6,545,691	6,545,691	—	2,076,268
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nuevo Santa Fe	Argentina	AR$	At maturity	10.25%	10.25%	5,032	—	5,032	243,723	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de Galicia	Argentina	AR$	At maturity	12.50%	12.50%	9,220	—	9,220	129,455	3,742,490
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	BR$	Monthly	9.40%	9.40%	115,305	82,575	197,880	119,559	111,755
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Alfa	Brazil	BR$	Monthly	11.07%	11.07%	—	49,310	49,310	122,704	114,657
91,144,000-8	Embotelladora Andina S.A.	Chile	97,004,000-8	Banco de Chile	Chile	Ch$	At maturity	4.50%	4.50%	134,000	—	134,000	—	1,000
										Total		6,941,133	615,441	6,046,170

16.1.2     Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	at	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	12-31-2010	12-31-2009	01-01-2009
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brazil	BR$	Monthly	9.40%	9.40%	593,726	—	—	593,726	149,446	250,706
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Alfa	Brazil	BR$	Monthly	11.07%	11.07%				—	51,126	162,746
												Total	593,726	200,572	413,452

16.2.1     Bonds payable

Composition of bonds	Current			Non-Current			Total
payable	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	M$	M$	M$
Bonds (face rate)	3,359,692	3,117,629	1,747,656	72,324,782	73,484,258	78,050,043	75,684,474	76,601,887	79,797,699
Expenses of bond issuance and discounts on placement	(238,955)	(232,978)	(251,601)	(2,469,049)	(2,643,296)	(2,863,744)	(2,708,004)	(2,876,274)	(3,115,345)
Net balance presented in statement of financial position	3,120,737	2,884,651	1,496,055	69,855,733	70,840,962	75,186,299	72,976,470	73,725,613	76,682,354

16.2.2     Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

							Next
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization	Par value
identification number	Series	amount	adjustment	rate	maturity	payment	Of capital	12/31/2010	12/31/2009	01/01/2009
								ThCh$	ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 254, 6/13/2001	B	3,574,547	UF	6.5	June 01, 2026	Semi-annual	Dec-10	3,359,692	3,117,629	1,747,656
Total current portion								3,359,692	3,117,629	1,747,656

Bonds, non-current portion
SVS Registration No, 254, 6/13/2001	B	3,574,547	UF	6.5	June 01, 2026	Semi-annual	Dec-11	72,324,782	73,484,258	78,050,043
Total, non-current portion								72,324,782	73,484,258	78,050,043

Accrued interest included in the current portion of bonds totaled ThCh$ 421,282 at December 31, 2010, ThCh$406,229 at December 31, 2009 and ThCh$423,190 at January 1, 2009, respectively.

16.2.3     Non-current maturities

							Total
		Year of maturity					non-current
	Series	2012	2013	2014	2015	Beyond	12/31/2010
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 254, 6/13/2001	B	3,150,621	3,355,410	3,573,512	3,805,793	58,439,446	72,324,782

16.2.4     Restrictions

The following restrictions apply to the issuance and placement of the Company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF 3,508,794.30 is outstanding:

•    Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated Equity. For these purposes, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total Equity plus non-controlling interests will be considered consolidated Equity.

•    Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

•    The franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•    The territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

The Company was in compliance with all financial covenants at December 31, 2010; at December 31 and January 1, 2009.

16.2.5     Repurchased bonds

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At December 31, 2010 and 2009 and January 1, 2009, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income.

16.3        Liability for Banking fees

These amounts are liabilities for banking fees on bonds owed by our subsidiary, Rio de Janeiro Refrescos Ltda.:

	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Current	1,934,529	2,299,789	3,962,017
Non-current	—	2,108,140	4,647,779
Total	1,934,529	4,407,929	8,609,796

NOTE 17 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Trade accounts payable	87,580,971	49,701,196	49,313,014
Withholdings	8,265,314	13,649,090	10,679,276
Others	9,436,050	18,951,838	19,557,391
Total	105,282,335	82,302,124	79,549,681

NOTE 18 —  PROVISIONS

18.1           Balances

The balances of provisions recorded by the Company are shown below, as of December 31, 2010, December 31 and January 1, 2009:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Litigation	4,328,367	4,461,153	2,901,205
Other	—	34,833	30,012
Total	4,328,367	4,495,986	2,931,217

Current	60,748	38,879	43,440
Non-current	4,267,619	4,457,107	2,887,777
Total	4,328,367	4,495,986	2,931,217

These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.,

18.2        Movements

Movement in the main items included under provisions is detailed as follows:

	At 12/31/2010			At 12/31/2009
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	4,461,153	34,833	4,495,986	2,901,205	30,012	2,931,217

Additional provisions	875,703	—	875,703	2,752,562	9,821	2,762,383
Increase (decrease) in existingprovisions	381,875	—	381,875	29,318	—	29,318
Provision used (payment made) on account of the provision)	(1,146,574)	(34,833)	(1,181,407)	(871,587)	—	(871,587)
Reversal of unused provision	—	—	—	(1,213)	(5,000)	(6,213)
Increase (decrease) foreign exchange rate difference	(243,790)	—	(243,790)	(349,132)	—	(349,132)
Other increases (decreases)
Final Balance	4,328,367	—	4,328,367	4,461,153	34,833	4,495,986

NOTE 19 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at the end of each year are detailed as follows:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Minimum dividend liability (30%)	10,723,669	9,339,973	11,279,813
Supplemental dividend payable	6,925,621	5,796,644	5,751,633
Funds to be disbursed to foreign shareholders	—	—	1,243,745
Deposits in guarantee	8,002,105	8,848,386	6,236,271
Employee remuneration payable	6,635,679	6,230,506	6,582,713
Accrued vacations	6,635,265	6,154,855	5,839,183
Hedge liabilities	917,219	2,079,511	—
Other	363,190	1,352,203	5,460,961
Total	40,202,748	39,802,078	42,394,319

Current	31,879,967	30,234,814	31,532,517
Non-current	8,322,781	9,567,264	10,861,802
Total	40,202,748	39,802,078	42,394,319

NOTE 20 —   EQUITY

20.1        Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of December 31, 2010, divided into 760,274,542 Series A and B shares, The distribution and differentiation of these is detailed as follows:

20.1.1     Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

20.1.2     Capital:

Series	Subscribed capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

20.1.3            Rights of each series:

•                                          Series A:  Election of 6 of the 7 directors and their respective alternates.

•                                          Series B:  Receipt of 10% more of dividends than what is received by holders of Series A shares, and election of 1 of 7 directors.

20.2                        Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the company will not be legally obligated to pay dividends from retained earnings. At the 2010 annual shareholders meeting, the shareholders authorized the board to pay interim dividends during July and October 2010 and January 2011, at its discretion.

During 2009 and 2010, the shareholders’ meeting approved an extraordinary dividend payment against the retained earnings fund in light of significant cash generation. We cannot guarantee that those payments will be repeated in the future.

Regarding Circular Letter N°1945 of the Chilean Superintendence of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, during the session held October 26, 2010, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$935,908 have been realized at December 31, 2010 and are available for distribution as dividends in accordance with the following:

Concept	Event realized	Amount of accumulated earnings at 01/01/2009	Realized at 12/31/2010	Amount of accumulated earnings at 12/31/2010
		ThCh$	ThCh$	ThCh$
Revaluation of non-depreciating assets	Sale or deterioration	10,958,958	—	10,958,958
Foreign currency translation differences of investments in related companies	Sale or deterioration	6,393,518	—	6,393,518
Revaluation of depreciating assets	Depreciation	1,579,165	(264,582)	1,314,583
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(238,543)	691,017
Deferred taxes supplementary accounts	Depreciation	(1,414,383)	381,102	(1,033,281)
Revaluation of non-depreciating assets		19,260,703	(935,908)	18,324,795

The dividends declared and paid during 2010 and 2009 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2011	January	Interim	2010	8.50	9.35
2010	January	Interim	2009	7.00	7.70
	April	Final	2009	11.70	12.87
	May	Additional	Retained Earnings	50.00	55.00
	July	Interim	2010	8.50	9.35
	October	Interim	2010	8.50	9.35
2009	January	Interim	2008	7.00	7.70
	April	Final	2008	14.13	15.543
	May	Additional	Retained Earnings	43.00	47.30
	July	Interim	2009	7.00	7.70
	October	Interim	2009	7.00	7.70

20.3                        Reserves

20.3.1              Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other Equity reserves and was accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

20.3.2              Foreign currency translation reserves

This corresponds to the translation of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed below:

Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	1,324,710	6,495,746
Embotelladora del Atlántico S.A.	(19,706,911)	(15,428,107)
Foreign currency translation differences Abisa Corp.- Rio de Janeiro Refrescos Ltda.	(3,200,224)	(1,354,797)
Total	(21,582,425)	(10,287,158)

The movement of this reserve for the fiscal years ended December 31, 2010 and December 31, 2009 is detailed as follows:

Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(5,171,036)	6,495,746
Embotelladora del Atlántico S.A.	(4,278,804)	(15,428,107)
Foreign exchange Rate Differences Abisa Corp. - Rio de Janeiro Refrescos Ltda.	(1,845,427)	(1,354,797)
Total	(11,295,267)	(10,287,158)

20.4                        Non-controlling interests

This is the recognition of the portion of Equity and income from subsidiaries that are owned by third parties, The breakdown is as follows as of December 31, 2010:

	Non-controlling Interests
Description	Percentage %	Shareholders’ Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	8,300	2,689
Andina Inversiones Societarias S.A.	0.0001	30	3
Total		8,330	2,692

20.5                        Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same year.

The earnings per share used to calculate basic and diluted earnings per share at December 31, 2010 is detailed as follows:

	12/31/2010
Earnings per share	Series A	Series B	TOTAL
Earnings attributable to shareholders (ThCh$)	49,333,069	54,264,303	103,597,372
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	129.78	142.75	136.26

	12/31/2009
Earnings per share	Series A	Series B	TOTAL
Earnings attributable to shareholders (ThCh$)	46,658,396	51,324,334	97,982,730
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	122,74	135,01	128,88

NOTE 21 —   HEDGE ASSETS AND LIABILITIES

The company held the following hedge liabilities at December 31, 2010; December 31 and January 1, 2009.

21.1             Currency forwards for highly probable expected transactions:

At December 31, 2010, the Company had contracts to hedge the foreign exchange rate in foreign currency purchases of property, plant and equipment to be made in 2011, for a total of Th€$ 4,841. They were valued at fair value, resulting in a net loss of ThCh$913,378. Since the contracts do not meet the documentation requirements to be considered hedges under IFRS, they have been valued at fair value and the effects have been recognized in income.

At December 31, 2010, the Company had contracts to mitigate changes in the foreign exchange rate on purchases of property, plant and equipment in foreign currencies  to be made in 2011, for a total of ThUS$61,815. These were valued at fair value, resulting in a net loss of ThCh$485,983. Since the contracts do not meet the documentation requirements of the IFRS to be considered hedges, they have been measured at fair value with all changes being recorded through profit and loss.

During 2009, the Company had contracts to mitigate changes in the foreign exchange rate on purchases of property, plant and equipment in foreign currencies for a total of ThUS$10,483, which matured during the same year. They were valued at fair value, resulting in a net loss of ThCh$342,213. Since the contracts do not meet the IFRS documentation requirements to be considered hedges, they have been measured at fair value with all changes being recorded through profit and loss.

21.2             Foreign currency forward of items recognized in the accounting:

At January 1, 2009, the Company had contracts to mitigate the foreign exchange impact of foreign-currency-denominated assets totaling ThUS$32,886. Those contracts expire in the first quarter of 2009. They were valued at fair value, which resulted in a net profit of ThCh$1,039,841. Since these contracts do not meet the documentation requirements of IFRS to be treated as hedging, they have been measured at fair value with all changes being recorded through profit and loss.

21.3             Forward of UF (unidad de fomento) adjustment for items recognized in the accounting:

At December 31, 2009, the Company had contracts to compensate cash flows in Chilean pesos of financial investments denominated in Unidades de Fomento, amounting to UF 143,115, Those contracts expire in the first quarter of 2010. They were valued at fair value, which resulted in a net profit of ThCh$13,083. Since these contracts do not meet the documentation requirements of IFRS to be treated as hedging, they have been measured at fair value with all changes being recorded through profit and loss

21.4             Raw material price swap:

At December 31, 2010 and at December 31, 2009, the Company had sugar sales contracts with the London Exchange to hedge a variable price in the supply of sugar during 2010. These contracts expired during 2010, and were accounted for at fair value.  During the year ended December 31, 2010 these contracts generated net earnings amounting to ThCh$2,121,469.  During the year ended December 31, 2009 these contracts represented a loss amounting to ThCh$2,079,511. Since these contracts do not meet the documentation requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects have been charged directly to income. See also Note 2.11 Fair value hierarchy.

Fair value hierarchy

At December 31, 2010, the Company did not have any open sugar sales contracts.  The Company had a total liability related to its foreign exchange forward contracts of ThCh$ 917,219, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:  quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:  other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3:  techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

During the reporting period ended December 31, 2010, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 3.

Fair Value Measurements at December 31, 2010
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Assets	inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current Liabilities
Other non-financial liabilities	—	—	917,219	917,219
Total Liabilities	—	—	917,219	917,219

NOTE 22 —   COMMITMENTS AND CONTINGENCIES

22.1                        Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel.

Below is a summary of lawsuits and other legal actions:

1)              Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$934,956. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and Equity, based on the opinion of its legal counsel.

2)              Rio de Janeiro Refrescos Ltda. is involved in labor, tax and other lawsuits. The accounting provisions to cover contingencies of a probable loss in these lawsuits total ThCh$3,363,568. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the Company, based on the opinion of its legal counsel.

3)             Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$29,843. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the company, in the opinion of its legal advisors.

22.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of December 31, 2010 are detailed as follows:

					Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
	Provided by		Committed assets		amount	2010	2009	2011	2012
Guarantee in favor of	Name	Relationship	Guarantee	Type	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Export	16,303	—	—	—	—
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Import	6,967	—	—	—	—
Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Penora judial	Real estate	10,540,155	11,406,583	11,826,943	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	16,385,536	—	—	—	—
Aga	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Agreement	—	145,569	152,130	145,569	—
Serviu Región Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	2,778	2,727	2,778	—

NOTE 23 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s businesses are exposed to diverse financial risks: market risk (including foreign exchange rate risk, fair value interest rate risk and price risk). The Group’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Group. The Group uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Group to manage financial risks.

Interest rate risk

As of December 31, 2010, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business. The composition for this year is provided below:

CHILEAN PESO	BRAZILIAN REAL	ARGENTINE PESO
33%	46%	21%

Since the Company’s income is not tied to the U.S. Dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency.

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in American dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage of raw material purchases that are indexed to the US Dollar, if the currencies were to devalue by 5% in the three countries where the Company operates, it would generate a decrease in income of ThCh$5,498,365.

The exposure to conversion differences of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities, i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements, is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by the management.  In terms of income and the current scenario, where the appreciation of the Chilean peso with respect to the U.S. dollar is almost the same as the appreciation of the Brazilian real with respect to the U.S. Dollar, there is currently no significant difference upon translation of these two currencies.  On the other hand, the existence of a devaluation process of the Argentine peso with respect to the U.S. dollar and thus to the Chilean peso, which is in the process of appreciation, originates negative effects on income.  If the Argentine peso were to devalue 5% more than it did during the year against the U.S. dollar, considering a 5% higher appreciation of the Chilean peso than what occurred during the year, the negative effect on income would have been ThCh$ 2,229,886.  On the other hand, in terms of shareholders’ equity, this same scenario would cause the rest of the conversion of asset and liability accounts to result in a shareholders’ equity decrease of ThCh$2,654,409.

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk when market conditions warrant. Commodity hedges have also been used.  The probable effect on these financial statements if there was a 5% increase in the prices of raw materials would be an approximate income decrease of ThCh$6,929,718. In order to minimize and/or stabilize this risk, we frequently enter into anticipated purchase and supply agreements when market conditions are favorable. We have also used commodity hedge agreements.

NOTE 24 —  OTHER OPERATING INCOME

Other operating income is detailed as follows as of December 31, 2010 and December 31, 2009:

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	548,111	241,429
Adjustment judicial deposit (Brazil)	450,299	442,683
Other	119,469	13,701
Total	1,117,879	697,813

NOTE 25 —  OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses are detailed as follows at December 31, 2010 and 2009:

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Tax on bank debits	2,966,852	2,459,110
Contingencies	1,257,579	831,048
Professional service fees	1,656,515	823,649
Loss on the sale of property, plant and equipment	470,459	52,215
Donations	862,307	—
Others	562,112	628,129
Total	7,775,824	4,794,151

NOTE 26 —  FINANCE INCOME AND COSTS

Finance income and costs break down as follows at December 31, 2010 and 2009:

a)     Finance income

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Interest income	2,451,808	3,235,543
Other interest income	924,330	716,236
Total	3,376,138	3,951,779

b)              Finance costs

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Bond interest	5,022,931	5,272,873
Bank loan interest	1,079,806	565,953
Other interest costs	1,299,094	2,284,678
Total	7,401,831	8,123,504

NOTE 27 —  OTHER INCOME/ EXPENSES AND ADJUSTMENTS

Other gains and losses as of December 31, 2010 and 2009 are presented below:

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Adjustment of judicial deposits (Brazil)	—	2,435,639
Derivative transactions	722,108	(1,368,800)
Property, plant and equipment write-off due to change of production facility	(416,618)	—
Insurance deductible and donations due to earthquake	(620,512)	—
Other non-operating income	(169,619)	(392,666)
Total	(484,641)	674,173

NOTE 28 — THE ENVIRONMENT

The Company has made disbursements totaling ThCh$2,071,283 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.

These disbursements by country are detailed as follows:

	2010 Fiscal Year		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	28,957	242,072	150	19,337
Argentina	337,742	—	447,911	378,673
Brazil	1,424,835	37,677	298,664	—
Total	1,791,534	279,749	746,725	398,010

NOTE 29 — SUBSEQUENT EVENTS

No financial or other matters have occurred between the end of the year and the date of preparation of these financial statements that could significantly affect the assets, liabilities, and/or results of the Company.