Form 20-F/A
period 2010-12-31
ANDINA BOTTLING CO INC
filed 2012-04-17
CIK 925261

As filed with the Securities and Exchange Commission on June 30, 2011

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment #1)

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the international Accounting Standards Board ☒	Other ☐.

If Other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Explanation of Form 20-F/A

This Form 20-F/A for the year ended December 31, 2010 is being filed to correct matters contained within our IFRS consolidated financial statements contained in our 2010 Form 20-F previously filed on June 30, 2011.

The first matter relates to our IFRS transition disclosures. Note 3 to our IFRS consolidated financial statements is being restated to include an additional disclosure (specifically Note 3.3) regarding the impact on cash and cash equivalents, and the consolidated statement of cash flows of our transition form Chilean GAAP to IFRS on January 1, 2009, and for the year ended December 31, 2009. The additional disclosure provides additional information required by paragraph 25 of IFRS 1 First Time Adoption of IFRS, which was previously inadvertently excluded. This additional disclosure does not alter either our financial position as of December 31, 2010, December 31, 2009, January 1, 2009, or the results of our operations or cash flows for each of the two years ended December 31, 2010 as previously reported in accordance with IFRS as issued by the IASB.

We are also making certain corrections to certain account classifications contained in our consolidated financial statements. These corrections are explained in Note 2.24 to our consolidated financial statements. They also do not impact our previously reported equity, operating income, net income or cash flows from operating activities. Where these revisions impact amounts specifically disclosed elsewhere in our Form 20 F/A, those other disclosures have also been revised.

The Board of Directors approval date for our consolidated financial statements, the reports of our independent registered public accounting firm, and our relevant management certifications have also been currently dated to reflect these corrections. Because the approval date of our consolidated financial statements has been updated, we have also updated our disclosure of Subsequent Events contained in Note 29 to our consolidated financial statements, to include information on the proposed merger between Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A..

Except for the forgoing, no other amounts, dates or disclosures in this annual report have been changed from that contained in the previous June 30, 2011 Form 20-F filing.

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

	For the period ended December 31,
	2010	2010	2009
	(in million nominal Chilean pesos and million US$, with the exception of those related to debt, shares and sales volume)
	(restated) MUS$	(restated) MCh$	(restated) MCh$
Income Statement Data
IFRS :
Net Sales	1,899	888,714	785,845
Cost of sales	(1,083)	(506,882)	(455,300)
Administrative, distribution and selling expenses	(497)	(232,598)	(197,422)
Operating Income	319	149,234	133,123
Non-operating (expense) income , net	(20)	(9,294)	(5,972)
Income taxes	(78)	(36,340)	(29,166)
Net Income	221	103,600	97,985
Basic and diluted earnings per share
Series A	0.28	129.78	122.75
Series B	0.31	142.75	135.02

Basic and diluted earnings per ADR(3)
Series A	1.66	778.68	736.50
Series B	1.83	856.50	810.12
Series A		380,137,271	380,137,271
Series B		380,137,271	380,137,271
Total dividends declared
Series A	70.83	33,148	29,700
Series B	77.91	36,463	32,670
Balance Sheet Data
IFRS:
Total assets	1,471	688,314	642,692
Current debt that accrues interest(1)	26	11,996	5,800
Non-current debt that accrues interest	151	70,449	73,150
Controlling and non-controlling shareholders’ equity	844	394,865	373,558
Other Financial Information
IFRS
Cash flows from operating activities	269	125,848	131,126
Cash flows from investing activities	(172)	(80,504)	(84,319)
Cash flows from financing activities	(134)	(62,548)	(67,756)
Depreciation and amortizations	79	37,015	36,807
Capital expenditures	204	95,462	49,483
Ratio of total debt to total capitalization(2)	0.21	0.21	0.21
Other Operating Data
Sales Volume
Coca-Cola Soft Drinks (million UCs)(5)	438.0	438.0	419.6
Other beverages (million UCs) (4)(5)(6)	51.2	51.2	39.0

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

The cost of each raw material within the total of main raw materials is the following: concentrate represents 60%; sugar and artificial sweeteners 26%; non-returnable bottles 9%; bottle caps 4% and carbon dioxide 1%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties

(1)  For detailed information please visit our website www.embotelladoraandina.com

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

Liability for deposits for bottles and cases

We have a liability for deposits received for bottles and cases provided to our customers and distributors. The liability represents the deposit value that we may be required to remit upon receipt from the customer or distributor of the bottles and cases, in good condition, along with the original invoice. The liability is not subject to price level restatements as per current agreements with customers and distributors. We estimate the liability for deposits based on an periodic inventory of bottles sold to customers and distributors, estimates of bottles in circulation and a weighted average historical deposit value per bottle or case. Deposits for returnable containers are presented as current liabilities because the Company does not have a legal ability to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year. Significant management judgment is involved in estimating the number of bottles in circulation, the deposit value that could be subject to redemption and the timing of disbursements related to this liability.

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

The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in nominal million Chilean pesos as of December 31, 2010 and 2009, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2010		2009
	MCh$	%	MCh$	%
Net sales	$888,714	100%	$785,845	100%
Cost of sales	(506,882)	(57.0)	(455,300)	(57.9)
Gross profit	381,832	43.0	330,545	42.1
Administrative and selling expenses	(232,598)	(26.2)	(197,422)	(25.1)
Operating income	149,234	16.8	133,123	16.9
Non-operating income (expenses), net	(9,294)	(1.0)	(5,972)	(1.0)
Income taxes	(36,340)	(4.1)	(29,166)	(3.7)
Net income	$103,600	11.7%	$97,985	12.5%

Results of Operations for the Years Ended December 31, 2010 and 2009

	Chile		Brazil		Argentina		Total (1)
	2010	2009	2010 (restated)	2009 (restated)	2010	2009	2010 (restated)	2009 (restated)

Net sales	$295,659	$273,098	$407,782	$339,546	$185,274	$174,438	$888,714	$785,845
Cost of sales	(170,125)	(155,157)	(232,906)	(201,346)	(103,851)	(100,034)	(506,882)	(455,300)
Gross profit	125,534	117,941	174,786	138,200	81,423	74,404	381,832	330,545
Administrative and selling expenses(2)	(68,092)	(64,036)	(102,624)	(78,251)	(57,981)	(51,192)	(228,696)	(193,479)
Corporate expenses							(3,902)	(3,943)
Operating income	$57,442	$53,905	$72,252	$59,949	$23,442	$23,211	$149,234	$133,123

(1)               Total does not equal the sum of all the franchise territories due to inter-country eliminations.

(2)               The majority of corporate expenses were distributed in the operations.

Net Sales

Consolidated Sales Volume amounted to 489.2 million unit cases in 2010, an increase of 6.7%. Soft Drinks grew 4.4%, while the other categories of, Juices, Waters, and Beer together increased by 35.1%. Particularly, the Waters segment recorded a significant 43.9% increase. Net Sales amounted to Ch$888,714 million, a 13.1% increase mainly explained by the increase of volume and prices in the three countries in addition to the positive effect upon translation of figures from Brazil and negative effect in the case of Argentina.  Net sales of Coca-Cola soft drinks represented 85.4% of total Consolidated Net Sales.

In Chile, Sales Volume amounted to 161.5 million unit cases, a 6.0% growth. This growth was a result of increased soft drink volumes (+3.6%) as well as an increase in the volumes of Juices and Waters (+18.4%). Net Sales amounted to Ch$295,659 million, an 8.3% improvement, driven by higher volumes and price increases. In year 2010, our average volume market share in the soft drink market in Chile increased to 69.1% reflecting that we maintain a strong competitive position. Our average value market share was 71.8% during 201,0 compared to 71.7% in 2009.

Soft drink Net Sales in Chile amounted to Ch$241,172 million during 2010, representing a 7.0% increase regarding the previous year, principally explained by a 3.6% increase in volumes and by an increase of the average income per unit case . Net sales of Juices and Waters in Chile was Ch$54,486 million in 2010, showing an increase of 14.0% from 2009. This growth was led by an 18.4% increase in sales volumes of these segments.

In Brazil, Sales Volume amounted to 202.5 million unit cases, a 9.3% increase driven by Soft drinks (+7.7%) and the Juice, Water and Beer segment (+52.8%). This significant growth reflects the economic and consumption recovery and favorable weather conditions. Net Sales reached Ch$407,782 million (+20.1%) due to the effect upon translation of figures in addition to higher volumes and price adjustments above local inflation. The Brazilian real appreciated 3.5% on average with respect to the respect the Chilean peso, resulting in a positive accounting impact over costs and expenses upon translation of figures for consolidation.  In year 2010, our average volume market share in the soft drink market in Brazil reached 57.4% reflecting that we maintain a strong competitive position. Our average value market share was 67.0% during 2010 compared to 67.6% in 2009.

Soft drink Net Sales in Brazil amounted to Ch$350,824 million during 2010, representing a 17.6% increase regarding the previous year, principally explained by the effect upon translation of figures, increased volumes and price adjustments made in this segment.  On the other hand, the Company’s beer, water and juice operations in Brazil generated net sales in 2010 of Ch$56,958 million, representing a 38.2% increase from 2009.

In Argentina, Sales Volume reached 125.2 million unit cases, an increase of 3.6%.  Soft drinks grew 0.5% and the other categories of Juices and Waters together grew 126%. Net Sales reached Ch$185,274 million (+6.2%), explained by price adjustments and increased volumes, offset by the effect upon translation of figures.  The Argentine peso devalued 13.1% on average with respect to the Chilean peso resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results. In year 2010, our average volume market share in the soft drink market in Argentina increased to 55.3% reflecting that we maintain a strong competitive position. Our average value market share was 62.8% during 2010 compared to 61.2% in 2009.

Soft drink net sales in Argentina amounted to Ch$166,947 million during 2010, representing a 4.3% increase regarding the previous year, principally explained by higher volumes in this segment , offset by the negative effect upon translation of figures.  Net sales of PET packaging and juices in Argentina were Ch$18,327 million in 2010, representing an increase of 39.9% compared to 2009 resulting from the same reasons given for the increase in soft drinks net sales.

Cost of Sales

Cost of sales were Ch$506,882 million in 2010, representing 57.0% of net sales, compared to Ch$455,300 million, or 57.9% of net sales in 2009. The increase in cost of sales in 2010 was principally due to (i) significant increases in the cost of sugar in Chile and in Brazil; (ii) increased concentrate costs in Chile due to a price increase; (iii) change in the mix of products in Chile and Brazil, partially offset by lower PET prices in Brazil.

In Chile, Cost of Sales were Ch$170,125 million in 2010, a 9.6% increase when compared to the Ch$155,157 million in 2009. The cost of sales per unit case sold reached Ch$1,053 in 2010, increasing 3.5% when compared to 2009, mainly due to increases in (i) sugar costs per unit case, that on average were approximately 25% above last year, explaining 29% of the increase in the cost of sales per unit case, (ii) a 14% cost increase in the concentrate cost per unit case,  which explains 42% of the increase in the cost of sales per unit case, and (iii) higher mix of distributed juice and water products in our total sales, which explains 18% of the increase in the cost of sales per unit case. The percentage representing cost of sales regarding net sales was 57.5% for the year 2010 and 56.8% for the year 2009.

In Brazil, Cost of Sales were Ch$232,907 million in 2010, a 15.7% increase when compared to the Ch$201,346 million in 2009. The cost of sales per unit case sold reached Ch$1,150  in 2010, increasing 5.8% when compared to 2009,  mainly due to (i) sugar costs per unit case that on average was approximately 30% above last year, explaining 54% of the increase in the cost of sales per unit case, (ii) higher mix of distributed products in our total sales, which explains 70% of the increase in the cost of sales per unit case, and partially offset by a 12% decrease in PET costs per unit case, explaining a 26% decrease in the total cost of sales per unit case. The percentage representing cost of sales regarding net sales was 57.1% for the year 2010 and 59.3% for the year 2009.

In Argentina, Cost of Sales were Ch$103,851 million in 2010, a 3.8% increase when compared to the Ch$100,034 million in 2009. The cost of sales per unit case sold reached Ch$829 in 2010, flat when compared to 2009. The percentage representing cost of sales regarding net sales was 56.1% for the year 2010 and 57.3% for the year 2009.

Gross Profit

Due to the aforementioned, gross profit in 2010 increased by 14.7%, reaching Ch$381,832 million, or 43.0% of net sales, compared to Ch$330,545 million, or 42.1% of net sales in 2009.

Administrative and Selling Expenses

Administrative and Selling expenses amounted to Ch$232,598 million in 2010, this represented 26.2% of net sales for 2010 and a 17.8% increase with respect to the Ch$197,422 million in 2009, that represented 25.1% of net sales for that year. SG&A increased by (i) higher distribution costs in the 3 countries where we operate and the effect upon translation of figures of our operations in Brazil and the adjustment of freight fees.

In Chile SG&A expenses were Ch$68,092 million in 2010, a 6,3% increase when compared to the Ch$64,036 million in 2009. This increase was mainly due to (i) distribution costs which were 9% higher than the previous year, (ii) higher expenses from the Company’s IT division, and (iii) other expenses. As a percentage of net sales, selling and administrative expenses were 23.0% in 2010 compared with 23.4% in 2009.

In Brazil SG&A expenses were Ch$102,624 million in 2010, a 31.1% increase when compared to the Ch$78,251 million in 2009. The main factors that explain this increase are (i) higher distribution costs, which grew 26%, and (ii) higher labor costs, which grew 35% and (iii) )  other fixed costs which were affected by local inflation, mainly third party services. As a percentage of net sales, selling and administrative expenses were 25.2% in 2010 compared with 23.0% in 2009

In Argentina SG&A expenses were Ch$57,981 million in 2010, a 13.3% increase when compared to the Ch$51,192 million in 2009. This increase was mainly explained by (i) distribution costs which were 16% higher than the previous year, due to higher volumes and local inflation (ii) a 13% increase in labor costs due to wage increases as a result of local inflation, and (iii)  other fixed costs which were affected by local inflation, mainly leases and third party services. As a percentage of net sales, selling and administrative expenses were 31.3% in 2010 compared with 29.3% in 2009

Operating Income

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

Net Income

As a result of the aforementioned, net income in 2010 was Ch$103,597 million, representing 11.7% of net sales and an increase of 5.7% compared to net income of Ch$97,983 million in 2009.

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

Liabilities

For the period ending December 31, 2010, our total liabilities, excluding non controlling interest, were Ch$293,449 million, representing a 9.0% increase compared to December 31, 2009. The increase in total liabilities resulted principally from higher trade accounts payable and higher bank liabilities in Argentina, partially offset by lower tax liabilities. As of December 31, 2010, our non-current liabilities included (i) other non current financial liabilities of Ch$70,449 million, (ii) other non-current provisions of Ch$4,268 million, (iii) deferred tax liabilities for Ch$35,601 million; (iv) non-current employee benefit provisions for Ch$7,257 million; and (v) other non-current non-financial liabilities for Ch$321 million, totaling non-current liabilities for Ch$117,895 million during 2010 compared to Ch$122,476 million during 2009.

For the period ending December 31, 2010, our current liabilities, included (i) other current financial liabilities of Ch$20,916 million, (ii) commercial accounts and other accounts payable for Ch$105,282 million; (iii) current accounts payable to related entities for Ch$14,323 million; (iv) other current provisions for Ch$61 million; (v) current tax liabilities for Ch$4,009 million and (vi) other non financial current liabilities for Ch$30,963 million.  Total current liabilities during 2010 amounted to Ch$175,554 million compared to Ch$146,659 million during 2009.

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

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in million nominal Ch$ as of December 31, 2010)
Provisions	4,268	4,268	—	—
Deferred taxes	35,601	4,199	6,727	24,675
Other long-term liabilities	7,577	320	—	7,257
Total long term liabilities	47,446	8,787	6,727	31,932

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

	Directors’ Compensation	Executive Committee	Directors’ Committee	Audit Committee	Total
2010	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Juan Claro González	66,206	66,206	419	419	133,250
Gonzalo Said Handal	66,206	66,206	—	—	132,413
José Antonio Garcés Silva (Junior)	66,206	66,206	—	—	132,413
Arturo Majlis Albala	66,206	66,206	9,838	9,838	152,088
Salvador Said Somavía	66,206	66,206	10,257	10,257	152,926
Brian J. Smith	66,206	—	—	—	66,206
Heriberto Francisco Urzúa Sánchez	66,206	—	10,257	10,257	86,720
Ernesto Bertelsen Repetto	22,883	—	—	—	22,883
José María Eyzaguirre Baeza	22,883	—	—	—	22,883
Patricio Parodi Gil	22,883	—	—	—	22,883
Cristián Alliende Arriagada	22,883	—	—	—	22,883
José Domingo Eluchans Urenda	22,883	—	—	—	22,883
Jorge Hurtado Garretón	22,883	—	—	—	22,883
Gonzalo Parot Palma	22,883	—	—	—	22,883
Total Gross Amounts	623,621	331,031	30,771	30,771	1,016,194

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

ITEM 7.                              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2010, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class

Controlling Shareholders (1)	200,006,603	52.61	161,269,184	42.42
The Bank of New York Mellon(2)	11,405,448	3.00	51,688,026	13.60
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04
AFPs as a group (Chilean pension funds)	61,336,523	16.14	6,820,258	1.79
Principal foreign mutual funds as a group	9,036,263	2.38	23,504,161	6.18

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class

Executive officers as a group	165,474	0.04	180,474	0.05
Directors as a group(3)	50,004,801	13.15	20,542,041	5.40

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

The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to ADR holders, on each of the respective payment dates:

	Date		Series A		Series B
	Dividend Paid	Fiscal year with respect to which dividend was declared	Ch$ per share (nominal)	US$ per ADR	Ch$ per share (nominal)	US$ per ADR
Year
2011	27-Jan	2010	8.50	0.01734	9..35	0.01907
	12-May	2010	13.44	0.02873	14.784	0.03160
2010	28-Jan	2009	7.00	0.01344	7.70	0.01479
	28-Apr	2009	11.70	0.02239	12.87	0.02462
	18-May	Retained Earnings	50.00	0.09283	55.00	0.10212
	27-jul	2010	8.50	0.01635	9.35	0.01799
	27-oct	2010	8.50	0.01731	9.35	0.01904
2009	22-Jan	2008	7.00	0.01125	7.70	0.01237
	30-Apr	2008	14.13	0.02401	15.54	0.02641
	28-May	Retained Earnings	43.00	0.07603	47.30	0.08363
	30-Jul	2009	7.00	0.01288	7.70	0.01417
	28-Oct	2009	7.00	0.01314	7.70	0.01445
2008	24-Jan	2007	7.00	0.01485	7.70	0.01633
	24-Apr	2007	9.13	0.02036	10.04	0.02239
	14-May	Retained Earnings	60.00	0.12806	66.00	0.14087
	31-Jul	2008	7.00	0.01382	7.70	0.01520
	23-Oct	2008	7.00	0.01075	7.70	0.01182

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

ITEM 18.                        FINANCIAL STATEMENTS

The following financial statements, together with the report of independent registered accounting firm, are filed as part of this Annual Report:

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Restated Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Restated Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited the accompanying restated consolidated financial statements of Embotelladora Andina S.A. and subsidiaries (“the Company”) which comprise the restated consolidated statements of financial position as of December 31, 2010 and 2009, the opening consolidated statement of financial position as of January 1, 2009, and the related restated consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2010 and 2009, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”)

As discussed in Note 3.3, the accompanying consolidated financial statements have been restated for the addition of a cash flow statement transition disclosure required by IFRS 1 First Time Adoption of International Financial Reporting Standards. As discussed in Note 2.24, the accompanying consolidated financial statements have also been restated in order to correct the classification of certain consolidated financial statement account balances.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”) and our report dated April 16, 2012, expressed an unqualified opinion thereon.

/s/ERNST & YOUNG LIMITADA

Santiago, Chile, April 16, 2012

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the restated consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009, and the restated consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009, and expressed an unqualified opinion thereon.

/s/ERNST & YOUNG LIMITADA

Santiago, Chile, April 16, 2012

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Restated Consolidated Statements of Financial Position at December 31,

2010 and 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

ASSETS	NOTE	12/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Assets:
Cash and cash equivalents	5	48,263,080	62,791,221	89,705,981
Other financial assets	6	48,914,734	72,358,194	40,725,942
Other non-financial assets	7.1	6,935,817	6,453,054	3,184,537
Trade and other accounts receivable, net	8	97,254,597	78,558,590	74,029,537
Accounts receivable from related companies	12.1	248,273	1,051,014	1,726,604
Inventory	9	53,715,509	44,529,341	38,316,869
Current tax assets / Tax accounts receivable	10.1	2,288,725	4,563,058	7,089,181
Total Current Assets		257,620,735	270,304,472	254,778,651

Non-Current Assets:
Other non-financial, non-current assets	7.2	21,507,754	20,454,935	17,628,504
Trade and other accounts receivable, net	8	7,804,481	5,817,177	8,542
Accounts receivable from related companies, net	12.1	8,847	37,869	34,719
Investments in equity investees accounted for using the equity method	14	50,754,168	34,731,218	32,822,541
Intangible assets, net	15.1	1,365,595	2,117,333	2,455,762
Goodwill	15.2	57,770,335	61,360,345	65,269,071
Property, plant and equipment, net	11	291,482,180	247,869,091	248,747,764
Total Non-Current Assets		430,693,360	372,387,968	366,966,903
Total Assets		688,314,095	642,692,440	621,745,554

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Restated Consolidated Statements of Financial Position at December 31, 2010,

at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

LIABILITIES AND NET EQUITY	NOTE	12/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Liabilities:
Other financial liabilities	16	20,915,723	16,727,778	17,740,513
Trade and other accounts payable	17	105,282,335	82,302,124	79,549,681
Accounts payable to related companies	12.2	14,323,473	13,757,847	16,528,635
Provisions	18	60,748	38,879	43,440
Income tax payable	10.2	4,009,389	5,676,913	2,927,434
Other non-financial liabilities	19	30,962,748	28,155,303	31,532,517
Total Current Liabilities		175,554,416	146,658,844	148,322,220

Non-Current Liabilities:
Other non-current financial liabilities	16	70,449,459	73,149,674	80,247,530
Accounts payable to related companies	12.2	—	2,565,767	3,137,347
Provisions	18	4,267,619	4,457,107	2,887,777
Deferred tax liabilities	10.4	35,600,739	33,182,644	28,196,054
Post-employment benefit liabilities	13.2	7,256,590	8,401,791	8,034,813
Other non-current liabilities	19	320,676	718,878	4,625,531
Total Non-Current Liabilities		117,895,083	122,475,861	127,129,052

Equity:	20
Issued capital		230,892,178	230,892,178	236,327,716
Retained earnings		180,110,975	147,508,036	109,955,729
Accumulated Other Comprehensive Income and capital reserves		(16,146,887)	(4,851,620)	—
Equity attributable to equity holders of the parent		394,856,266	373,548,594	346,283,445
Non-controlling interests		8,330	9,141	10,837
Total Equity		394,864,596	373,557,735	346,294,282
Total Liabilities and Equity		688,314,095	642,692,440	621,745,554

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Restated Consolidated Income Statements by Function

for the years ended December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

CONSOLIDATED INCOME STATEMENTS BY FUNCTION	NOTE	2010	2009
		ThCh$	ThCh$

Net sales		888,713,882	785,845,050
Cost of sales		(506,882,144)	(455,300,000)
Gross Profit		381,831,738	330,545,050
Other operating income	24	1,117,879	697,813
Distribution expenses		(85,717,173)	(73,560,939)
Administrative and sales expenses		(146,880,980)	(123,861,292)
Other expenses by function	25	(7,775,824)	(4,794,151)
Other income (expenses)	27	(484,641)	674,173
Finance income	26	3,376,138	3,951,779
Finance costs	26	(7,401,831)	(8,123,504)
Share in profit of equity investees accounted for using the equity method	14.2	2,314,935	1,603,898
Foreign exchange difference		(222,168)	(620,596)
Profit from units of adjustment		(217,769)	639,672
Net income before taxes		139,940,304	127,151,903
Income tax expense	10.3	(36,340,240)	(29,166,425)
Net income for the fiscal year		103,600,064	97,985,478
Net income attributable
Net income attributable to equity holders of the parent		103,597,372	97,982,730
Net income attributable to non-controlling interests		2,692	2,748
Net income for the fiscal year		103,600,064	97,985,478

		Ch$	Ch$
Earnings per Share
Earnings per Series A Share		129.78	122.74
Earnings per Series B Share		142.75	135.01

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

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Restated Consolidated Statements of Cash Flows for the

years ended December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01/01/2010	01/01/2009
Operating Activities	NOTE	12/31/2010	12/31/2009
		ThCh$	ThCh$
Types of cash flows provided by Operating Activities
Receipts from customers		1,197,298,500	1,070,940,290
Proceeds from insurance policies		1,490,134	85,684
Types of cash flows used in Operating Activities
Supplier payments		(819,753,947)	(701,721,831)
Payroll		(81,670,428)	(64,228,027)
Dividends classified as from operations		1,379,837	2,009,793
Interest payments classified as from operations		(5,876,763)	(11,616,256)
Interest received classified as from operations		2,406,821	5,704,250
Income tax payments		(32,304,059)	(26,492,827)
Value-added taxes on purchases and sales		(134,723,290)	(138,340,498)
Cash flows used in other operating activities		(2,399,096)	(5,214,158)
Net cash flows provided by Operating Activities		125,847,709	131,126,420

Cash flows provided by (used in) Investing Activities
Capital increases in equity investees		(15,229,291)	(937,607)
Proceeds from sale of property, plant and equipment		590,074	435,013
Purchase of property, plant and equipment		(95,461,555)	(49,482,837)
Collections from forward agreements		5,336,646	1,039,841
Payments derived from forward agreements		(2,368,356)	(342,213)
Payments of banks deposits		(47,156,718)	(102,760,277)
Collection of banks deposits		72,746,562	68,999,577
Cash flows provided by (used in) other investing activities		1,038,460	(1,270,238)
Net cash flows used in Investing Activities		(80,504,178)	(84,318,741)

Cash Flows provided by (used in) Financing Activities
Short term loans obtained		30,023,277	18,075,837
Loan payments		(23,328,736)	(22,159,302)
Dividend payments by the reporting entity		(66,524,747)	(62,348,379)
Payments on bonds		(2,754,657)	(1,324,466)
Cash flows provided by other financing activities		37,124	—
Net cash flows used in Financing Activities		(62,547,739)	(67,756,310)
Decrease in Cash and cash equivalents, before effects of variations in Foreign Exchange Rates		(17,204,208)	(20,948,631)
Effects of variations in foreign exchange rates on cash and cash equivalents		2,676,067	(5,966,129)
Net decrease in cash and cash equivalents		(14,528,141)	(26,914,760)
Cash and cash equivalents — beginning of year	5	62,791,221	89,705,981
Cash and cash equivalents - end of year	5	48,263,080	62,791,221

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity at December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish – See Note 2.3)

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

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Restated Notes to the Consolidated Financial Statements

at December 31, 2010, December 31, 2009, and January 1, 2009

(Translation of financial statements originally issued in Spanish – See Note 2.3)

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

These consolidated financial statements comprise the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009 along with consolidated income statement by function, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statement of changes in equity for the years ended December 31, 2010 and 2009. The consolidated financial statements included in the Company´s 2010 Form 20-F were previously approved by the Board of Directors during session held on June 28, 2011. These consolidated financial statements have been reissued (restated) for the inclusion of an incremental disclosure contained in Note 3.3, and the correction of the classification of certain account balances as discussed in Note 2.24. The restated consolidated financial statements were approved by the Board of Directors during session held on April 16, 2012, with subsequent events considered through this later date.

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

2.24                                Reclassifications and Other Adjustments

Certain amounts in the consolidated financial statements have been reclassified (restated) from amounts previously reported. A summary of these items is presented below:

Consolidated Statement of Financial Position:

	12.31.2010		12.31.2009		1.1.2009
	Previously	12.31.2010	Previously	12.31.2009	Previously	1.1.2009
	reported	as adjusted	reported	as adjusted	reported	as adjusted
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (b)	—	—	72,345,111	72,358,194	39,512,890	40,725,942
Other non-financial assets (a)	10,712,132	6,935,817	10,086,541	6,453,054	7,270,555	3,184,537
Inventory (a)	49,939,194	53,715,509	40,908,937	44,529,341	35,443,903	38,316,869
Total current assets	257,620,735	257,620,735	270,304,472	270,304,472	254,778,651	254,778,651
Deferred tax assets (d)	6,891,609	—	6,252,523	—	6,382,129	—
Total non-current assets	437,584,969	430,693,360	378,640,491	372,387,968	373,349,032	366,966,903
Total Assets	695,205,704	688,314,095	648,944,963	642,692,440	628,127,683	621,745,554
Other financial liabilities (b), (c)	11,996,399	20,915,723	5,799,881	16,727,778	11,504,242	17,740,513
Other non-financial liabilities (b)	31,879,967	30,962,748	30,234,814	28,155,303	—	—
Total current liabilities (c)	167,552,311	175,554,416	137,810,458	146,658,844	142,085,949	148,322,220
Deferred tax liabilities (d)	42,492,348	35,600,739	39,435,167	33,182,644	34,578,183	28,196,054
Other non-current liabilities (c)	8,322,781	320,676	9,567,264	718,878	10,861,802	4,625,531
Total non-current liabilities	132,788,797	117,895,083	137,576,770	122,475,861	139,747,452	127,129,052
Total liabilities	300,341,108	293,449,499	275,387,228	269,134,705	281,833,401	275,451,272
Total equity	394,864,596	394,864,596	373,557,735	373,557,735	346,294,282	346,294,282
Total Liabilities and Equity	695,205,704	688,314,095	648,944,963	642,692,440	628,127,683	621,745,554

An explanation of the significant adjustments is as follows:

(a) Spare parts — This adjustment of Ch$3.8 million relates to spare parts used for production lines in the short-term. Such amounts were included in spare parts inventory in Chile. However, they were classified in “other non-financial assets” in both Argentina and Brazil as of December 31, 2010. All amounts have now been reclassified to inventory, and are now consistently classified between locations for all periods.

(b) Derivatives - This adjustment of Ch$0,9 million is to present the fair value of derivative instruments in “other financial liabilities-current” as of December 31, 2010. Balances are now consistently classified for all periods.

(c) Returnable Containers - Deposits for returnable containers are being reclassified to current liabilities because the Company does not have a legal ability to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year. In previously reported financial statements, the Company recorded these items as long-term liabilities as it believed it could evaluate the probability of cash settlement within the upcoming year.

(d) Deferred tax Classification — Deferred tax assets and liabilities relates to the same taxation authority are now offset at all balance sheet dates as required by IAS 12.74.

Consolidated Income Statements:

In the previously reported consolidated income statements, both depreciation and breakage of returnable containers in the Brazil operations were allocated between cost of sales and selling expenses dependent upon whether the container was located at the customer location or at the Company´s location. The Company considers returnable containers primarily a selling cost, and thus the Company is reclassifying certain amounts to be consistent with presentations in Chile and Argentina operations. This adjustments has resulted in an increased in cost of sales of ThCh$2,366,576 in 2010 (ThCh$2,264,098 in 2009), a decrease in administrative and sales expenses of ThCh$4,942,204 in 2010 (ThCh$4,434,271 in 2009), and an increase in distribution expenses of ThCh$2,575,628 in 2010 (ThCh$2,170,173 in 2009) compared to the amounts previously reported. It has no impact on operating income, income before taxes, or net income during the periods presented. Amounts are now consistently classified for all periods presented.

Consolidated Statements of Cash Flows:

Certain classification adjustments have also been made in the 2010 consolidated statements of cash flows:

	12.31.2010		12.31.2010
	restated		previous
	presentation	Change	presentation

Supplier payments	(819,753,947)	18,846,407	(838,600,354)
Other payments for operating activities	(134,723,290)	(6,936,931)	(127,786,359)
Income tax payments	(32,304,059)	(17,705,421)	(14,598,638)
Cash flows used in other operating activities	(2,399,096)	5,795,945	(8,195,041)
Net cash flows provided by operating activities	125,847,709	—	125,847,709

These adjustments are being made to consistently classify VAT and income tax payments of the Company’s Argentina and Brazil operations with that of this other operations. The reclassifications have no impact on the total cash flows from operating activities from those previously reported. Amounts are now consistently classified all periods presented.

NOTE 3 — FIRST-TIME ADOPTION OF IFRS

Embotelladora Andina S.A. and Subsidiaries have implemented IFRS effective December 31, 2010.

The transition date for Embotelladora Andina and Subsidiaries is January 1, 2009.

Sections 3.1, 3.2, 3.3 and 3.4 present the reconciliations required by IFRS 1 between the beginning and closing balances of the year ending December 31, 2009 and the year ended December 31, 2009; and the beginning balances as of January 1, 2009, after applying these standards.

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

3,2                                       Reconciliation of the year’s income from Chile GAAP to IFRS for the year ended December 31, 2009:

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

3.3                                       Cash Flow Transition Disclosures

These consolidated financial statements notes have been restated for the addition of the following cash flow transition disclosure required by paragraph 25 of IFRS 1 First Time Adoption of International Financial Reporting Standards:

	Chilean GAAP	Greater than three month purchased maturities (3.3.1)	Translation Effects (3.3.2)	IFRS
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents at January 1, 2009	126,246,838	(39,512,890)	2,972,033	89,705,981
Cash provided by operating activities	122,051,640	—	9,074,780	131,126,420
Cash used in investing activities	(72,136,450)	(10,140,898)	(2,041,393)	(84,318,741)
Cash used in financing activities	(67,531,694)	—	(224,616)	(67,756,310)
Exchange rates	3,814,675	—	(9,780,804)	(5,966,129)
Cash and cash equivalents at December 31, 2009	112,445,009	(49,653,788)	—	62,791,221

3.3.1                               In the 2009 Chilean GAAP statement of cash flows, cash equivalents consisted of investments in fixed-income securities, money market funds, time deposits and securities purchased under agreements to resell, maturing within 90 days — which in practice, might also include instruments with longer remaining contractual maturities when the Company had a high probability of being able to redeem them (without penalty or loss of accrued interest) prior to contractual maturity.  However, only financial instruments with purchased contractual maturities of three months or less are considered cash equivalents for IFRS. This difference resulted in reclassifications from cash equivalents to time deposits (marketable securities), and also in adjustments to investing activities due to the purchase (ThCh$79,140,475) and maturities (ThCh$68,999,577) of such instruments.

3.3.2                               Note 3.4.5 discloses differences between Chilean GAAP and IFRS as it relates to foreign currency translation effects.  These, and certain other computational differences, have also resulted statements of cash flows differences between Chilean GAAP and IFRS.

3.4                                       Explanation of main differences between Chilean GAAP and IFRS

3.4.1                             Property, plant and equipment

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

3.4.2                             Goodwill

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

3.4.3                             Intercompany account treated as investment in subsidiary

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

3.4.4                             Post-employment benefits

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

3.4.5                             Foreign currency translation effects

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

3.4.6                             Price-level restatement

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

3.4.7                             Hedging instruments

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

3.4.8                             Deferred taxes

Differences from deferred taxes correspond to deferred taxes recognized according to the new treatment of each of the financial items according to IFRS as well as the reversal of the complementary deferred tax accounts in effect under Chilean GAAP at December 31, 2008.

3.4.9                             Investment in Associates

This corresponds to the effects of IFRS adoption by companies in which the parent company holds investments accounted for using the equity method.

3.4.10                      Minimum dividend

Chilean Company Law requires companies to pay a cash dividend of at least 30% of net profits, unless otherwise decided by shareholders.  Since paying a dividend on net profits in each year is a requirement, under IFRS, the dividend liability pursuant to Chilean law must be recorded on an accrual basis.  This liability did not exist under Chilean GAAP.

NOTE 4 — REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments” that establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

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

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

For the year ended December 31, 2010	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	295,658,591	185,273,657	407,781,634	—	888,713,882
Interest income, total for segments	1,176,029	253,667	1,946,442	—	3,376,138
Interest expense, total for segments	(5,256,730)	(1,069,665)	(1,075,436)	—	(7,401,831)
Interest income, net, total for segments	(4,080,701)	(815,998)	871,006	—	(4,025,693)

Depreciation and amortization, total for segments	(15,958,801)	(7,204,876)	(13,850,832)	—	(37,014,509)
Sums of significant income items, total	868,878	81,927	2,539,815	—	3,490,620
Sums of significant expense items, total	(236,598,062)	(164,453,198)	(346,512,976)	—	(747,564,236)
Net income of the segment reported, total	39,889,905	12,881,512	50,828,647	—	103,600,064

Share of the entity in income of associates accounted for using the equity method, total	519,441	—	1,795,494	—	2,314,935
Income tax expense (income), total	(7,632,006)	(6,963,258)	(21,744,976)	—	(36,340,240)

Segment assets, total	323,554,334	83,040,700	281,719,061	—	688,314,095
Carrying amount in associates and joint ventures accounted for using the equity method, total	25,772,670	—	24,981,498	—	50,754,168
Capital expenditures and other	49,987,257	9,867,356	50,836,233	—	110,690,846

Liabilities of the segments, total	126,524,439	43,281,287	123,643,773	—	293,449,499

For the fiscal year ending December 31, 2009	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	273,098,100	173,200,576	339,546,374	—	785,845,050
Operating revenue between segments, total	—	1,237,173	—	(1,237,173)	—
Finance income, total for segments	2,957,370	60,876	933,533	—	3,951,779
Finance expense, total for segments	(5,423,157)	(684,661)	(2,015,686)	—	(8,123,504)
Finance income, net, total for segments	(2,465,787)	(623,785)	(1,082,153)	—	(4,171,725)
Depreciation and amortization, total for segments	(16,629,416)	(8,126,684)	(12,050,568)	—	(36,806,668)
Sums of significant income items, total	1,235,517	121,055	3,953,014	—	5,309,586
Sums of significant expense items, total	(215,071,827)	(152,654,007)	(285,702,104)	1,237,173	(652,190,765)
Gain (loss) of the segment reported, total	40,166,587	13,154,328	44,664,563	—	97,985,478

Share of the entity in income of associates accounted for by the equity method, total	366,146	—	1,237,752	—	1,603,898
Income tax expense (income), total	(4,859,074)	(7,299,694)	(17,007,657)	—	(29,166,425)

Segment assets, total	320,672,468	80,379,168	241,640,804	—	642,692,440

Carrying amount in associates and joint ventures accounted for using the equity method, total	26,149,730	—	8,581,488	—	34,731,218
Capital expenditures	23,654,231	7,656,260	19,109,953	—	50,420,444

Liabilities of the segments, total	120,468,154	36,721,752	111,944,799	—	269,134,705

NOTE 5 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2010, December 31, 2009 and January 1, 2009:

	12/31/2010	12/31/2009	01/01/2009
Description	ThCh$	ThCh$	ThCh$
By item
Deposits	28,394,995	24,032,882	42,208,590
Bank Balances	13,267,099	20,162,614	19,864,906
Money Market Funds	5,561,034	18,541,091	26,281,105
Cash	1,039,952	54,634	1,351,380
Cash and cash equivalents	48,263,080	62,791,221	89,705,981

	ThCh$	ThCh$	ThCh$
By currency
Dollar	3,308,523	6,321,415	25,546,100
Argentine Peso	1,705,533	602,067	2,366,465
Chilean Peso	25,646,505	33,139,056	54,397,762
Real	17,602,519	22,728,683	7,395,654
Cash and cash equivalents	48,263,080	62,791,221	89,705,981

5,1                                       Time Deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at December 31, 2010, December 31, 2009 and January 1, 2009:

				Annual	Balance at
Placement	Entity	Currency	Principal	Rate	12/31/2010
			ThCh$	%	ThCh$

17-Dec-2009	Banco Santander	Chilean peso	7,000,000	3.72%	7,004,005
13-Jan-2010	Banco de Chile	UF	4,410,633	1.70%	4,602,188
13-Jan-2010	Banco Estado	UF	4,410,633	1.65%	4,599,975
02-Dec-2010	Banco BBVA	Euros	354,271	0.21%	345,623
13-Dec-2010	Banco BBVA	Argentine peso	14,392	10.00%	14,192
29-Mar-2010	Banco Votorantim	Real	31,383	8.82%	33,230
30-Sep-2010	Banco Itaú	Real	2,846,938	8.83%	2,859,355
23-Nov-2010	Banco Itaú	Real	2,814,206	8.83%	2,828,751
14-Apr-2010	Banco Itaú	Real	397,500	8.83%	398,609
27-Jul-2010	Banco Itaú	Real	2,891,489	8.83%	2,900,221
30-Dec-2010	Banco Itaú	Real	2,808,846	8.83%	2,808,846
Total					28,394,995

5.1     Time Deposits (continued)

				Annual	Balance at
Placement	Entity	Currency	Principal	Rate	12/31/2009
			ThCh$	%	ThCh$
13-Nov-09	Banco Santander	Chilean peso	1,876,098	3.30%	1,877,662
24-Nov-09	Banco BCI	Chilean peso	1,248,101	4.50%	1,249,422
18-Nov-09	Banco Estado	Chilean peso	1,003,066	3.30%	1,003,445
24-Nov-09	Banco Santander	Chilean peso	728,386	4.70%	729,305
14-Dec-09	Banco Deutsche	Chilean peso	8,817,738	0.48%	8,819,737
06-Oct-09	Banco Itaú	Real	8,878,654	8.45%	8,895,193
16-Oct-09	Banco Bradesco	Real	1,392,923	8.43%	1,410,005
02-Apr-09	Banco Votorantim	Real	30,295	8.63%	31,955
23-Nov-09	Banco BBVA Francés	Real	15,906	10.00%	16,158
Total					24,032,882

				Annual	Balance at
	Entity	Currency	Principal	Rate	01/01/2009
			ThCh$	%	ThCh$
02-Dec-08	Banco BCI	Chilean peso	8,727,900	8.88%	8,790,334
02-Dec-08	Banco BCI	Chilean peso	8,727,900	8.88%	8,790,334
26-Dec-08	Banco BBVA	Chilean peso	7,529,640	9.50%	7,538,359
16-Dec-08	Royal Bank of Canada	Dollar	7,575,731	2.73%	7,320,120
29-Sep-08	Banco Chile	Dollar	6,645,700	3.78%	6,426,649
16-Dec-08	Banco Itaú	Chilean peso	3,300,000	9.50%	3,311,459
02-Apr-08	Banco Votorantim	Argentine peso	28,329	13.61%	31,335
Total					42,208,590

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

NOTE 6 — OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2010, December 31, 2009, and January 1, 2009, other than cash and cash equivalents. They correspond to time deposits for longer than 90 days, see note 2.10.3 and forward contract rights:

Placement	Maturity				Annual
Date	Date	Entity	Currency	Principal	Rate	12/31/2010
				ThCh$	%	ThCh$
12-May-10	29-Apr-11	Banco BBVA	UF	456,766	0,57	467,322
12-May-10	30-Sep-11	Banco BBVA	UF	228,383	1,37	234,861
12-May-10	29-Dec-11	Banco BBVA	UF	228,383	1,37	256,423
23-Apr-2010	30-May-11	Banco BBVA	UF	12,114,877	0.00	12,362,024
03-May-2010	09-May-11	Banco BCI	UF	11,914,000	0.00	12,153,007
14-Jun-2010	09-May-11	Banco Itaú	UF	4,770,768	0.40	4,848,825
01-Jul-2010	09-May-11	Banco Itaú	UF	2,713,000	0.70	2,754,825
03-Aug-2010	09-Ago-11	Banco Itaú	UF	1,000,000	0.52	1,012,928
28-Oct-2010	09-May-11	Banco Itaú	UF	4,000,000	2.86	4,033,440
28-Oct-2010	09-May-11	Banco de Chile	UF	4,000,000	2.45	4,030,516
12-Apr-2010	12-Apr-11	Banco BBVA	Chilean peso	6,644,069	2,40	6,760,563
				Total		48,914,734

NOTE 6 — OTHER CURRENT FINANCIAL ASSETS (continued)

Placement	Maturity				Annual	12/31/2009
Date	Date	Entity	Currency	Principal	Rate	(restated)
				ThCh$	%	ThCh$
12-Nov-09	28-Oct-10	Banco HSBC	UF	11,326,910	0.49%	11,336,036
13-Oct-09	12-Apr-10	Banco BCI	Chilean pesos	6,600,266	1.32%	6,619,385
14-Dec-09	14-Jun-10	Banco BCI	UF	4,731,879	1.80%	4,735,902
17-Dec-09	17-Dec-10	Banco Santander	UF	11,010,500	2.50%	10,996,285
29-Sep-09	04-May-10	Banco Itaú	UF	7,741,171	1.20%	7,804,537
13-Oct-09	04-May-10	Banco Estado	UF	5,783,449	0.23%	5,816,009
24-Jun-09	04-May-10	Banco Santander	UF	4,543,900	2.40%	4,600,859
19-Oct-09	04-May-10	Banco Estado	UF	4,364,533	0.42%	4,382,178
09-Nov-09	04-May-10	Banco Itaú	UF	4,200,000	2.00%	4,197,177
15-Jun-09	04-May-10	Banco Chile	UF	3,322,621	2.70%	3,368,735
24-Jun-09	04-May-10	Banco Chile	UF	3,000,000	3.20%	3,050,270
27-Oct-09	04-May-10	Banco Itaú	UF	2,670,000	1.40%	2,678,396
14-Jul-09	04-May-10	Banco BBVA	UF	2,737,500	1.50%	2,759,342
Subtotal Time deposits						72,345,111
Forward contracts rights						13,083
Total other current financial assets						72,358,194

Placement	Maturity				Anual	01/01/2009
Date	Date	Entity	Currency	Principal	Rate	(restated)
				ThCh$	%	ThCh$
11-Sep-08	30-Apr-09	Banco Santander	U.F.	14,478,105	2.42%	14,993,596
11-Sep-08	12-May-09	Banco BBVA	U.F.	7,961,385	2.90%	8,256,963
19-Nov-08	30-Apr-09	Banco Itaú	U.F.	6,156,000	6.50%	6,235,415
30-Mar-08	30-Apr-09	Banco Chile	U.F.	5,200,000	2.00%	5,627,843
23-Sep-08	30-Apr-09	Banco Chile	U.F.	2,238,600	3.40%	2,314,341
29-Jul-08	30-Apr-09	Banco Chile	U.F.	1,984,000	1.20%	2,084,732
Subtotal Time deposits						39,512,890
Forward contracts rights						1,213,052
Total other current financial assets						40,725,942

NOTE 7 — OTHER CURRENT AND NON-CURRENT NON FINANCIAL ASSETS

Note 7.1         Other current non-financial assets

Description	12/31/2010 (restated)	12/31/2009 (restated)	01/01/2009 (restated)
	ThCh$	ThCh$	ThCh$
Prepaid Insurance	288,588	16,879	15,815
Prepaid Expenses	1,897,584	3,060,440	2,629,151
Wachovia investment fund (restricted)	—	3,180,618	—
Fiscal credit remaining	4,257,271	—	191,192
Other current assets	492,374	195,117	348,379
Total	6,935,817	6,453,054	3,184,537

Note 7.2         Other non-current, non-financial assets

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Prepaid expenses	2,180,033	2,597,060	3,238,086
Fiscal credits	5,681,851	7,254,343	5,545,259
Judicial deposits	12,720,300	10,254,716	8,053,225
Non-operating assets	—	115,963	493,769
Others	925,570	232,853	298,165
Total	21,507,754	20,454,935	17,628,504

NOTE 8 — TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	12/31/2010		12/31/2009		01/01/2009
Description	Current	Non- current	Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable	64,317,502	—	54,674,968	—	47,567,131	—
Notes receivables	16,325,466	7,585,983	14,494,834	5,625,155	14,591,709	—
Other accounts receivable	17,837,185	218,498	11,077,776	192,022	13,430,678	8,542
Allowance for doubtful accounts	(1,225,556)	—	(1,688,988)	—	(1,559,981)	—
Total	97,254,597	7,804,481	78,558,590	5,817,177	74,029,537	8,542

The change in the allowance for doubtful accounts between January 1 and December 31, 2010 and at January 1 and December 31, 2009 is presented below:

NOTE 8 — TRADE AND OTHER ACCOUNTS RECEIVABLE (continued)

Item	12/31/2010	12/31/2009
	ThCh$	ThCh$

Initial balance	1,688,988	1,559,981
Increase	629,409	367,460
Use of allowance	(970,352)	(197,559)
Increase (decrease) because of foreign exchange	(122,489)	(40,894)
Movement	(463,432)	129,007
Final balance	1,225,556	1,688,988

NOTE 9 — INVENTORY

The composition of inventory balances is detailed as follows:

Description	12/31/2010 (restated)	12/31/2009 (restated)	01/01/2009 (restated)
	ThCh$	ThCh$	ThCh$

Raw materials	23,117,229	21,486,580	17,596,629
Merchandise	7,061,966	3,456,085	2,021,982
Production inputs	853,130	850,370	1,111,665
Products in progress	97,467	87,302	81,381
Finished goods	13,922,337	11,242,572	11,364,587
Spare parts	8,704,152	7,472,554	6,586,171
Other inventory	643,091	373,371	37,811
Obsolescence allowance	(683,863)	(439,493)	(483,357)
Balance	53,715,509	44,529,341	38,316,869

The cost of inventory recognized as a cost of sales totaled ThCh$506,882,144 at December 31, 2010 and ThCh$455,300,000 at December 31, 2009.

The obsolescence allowance for all inventory accounts at December 31, 2010, 2009 an January 1, 2009 amounted to ThCh$683,863, ThCh$439,493 and Th$483,357, respectively.

NOTE 10 —  INCOME TAX AND DEFERRED TAXES

At the end of the year 2010, the Company had distributable retained earnings shareholders tax credits totaling ThCh$55,790,966.

10.1                        Current taxes receivable

The current taxes receivable consisted of the following items:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Monthly income tax installments	1,091,997	3,459,004	6,475,810
Tax credits (1)	1,196,728	1,104,054	613,371
Balance	2,288,725	4,563,058	7,089,181

(1) That item corresponds to tax income credit on account of training expenses, Purchase of property, plant and equipment and donations.

10.2                        Current taxes payable

Current taxes payable are detailed as follows:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Income tax	3,877,563	5,490,308	2,700,061
Other	131,826	186,605	227,373
Balance	4,009,389	5,676,913	2,927,434

10.3                        Tax expense

The income tax and deferred tax expenses for the years ended December 31, 2010 and December 31, 2009 are detailed as follows:

Description	31/12/2010	31/12/2009
	ThCh$	ThCh$

Current tax expense	31,847,824	26,558,767
Adjustment to current tax from previous year	114,521	733,312
Other current tax expenses	10,276	111,287
Total net current tax expense	31,972,621	27,403,366

Deferred tax expenses	4,367,619	1,763,059
Total deferred tax expenses	4,367,619	1,763,059
Total income tax expense	36,340,240	29,166,425

10.4                        Deferred taxes

The net cumulative balances of temporary differences originating in deferred tax assets and liabilities are detailed below:

	At December 31, 2010		At December 31, 2009		At January 1, 2009
Temporary differences	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	—	22,702,343	—	23,219,596	—	24,599,440
Impairment accrual	1,542,470	—	967,157	—	1,222,261	84,074
Employee benefits	2,386,307	—	1,760,300	—	834,793	—
Post-employment benefits	9,550	82,143	71,685	199,226	78,374	348,379
Tax losses	—	—	—	—	1,640,854	—
Contingency provision	1,638,483	—	1,640,625	—	1,817,509	—
Foreign exchange rate difference (debt Brazil)	—	13,506,899	—	13,309,062	—	8,307,797
Allowance for doubtful accounts	189,265	—	202,314	—	390,018	—
Inventory obsolescence allowance	663,663	—	233,132	—	—	—
Derivatives	183,444	—	353,517	—	—	—
Tax incentives	—	5,335,199	—	2,683,002	—	944,971
Other	278,427	865,764	1,023,793	24,281	398,320	293,522
Subtotal	6,891,609	42,492,348	6,252,523	39,435,167	6,382,129	34,578,183
Net Liabilities	—	35,600,739	—	33,182,644	—	28,196,054

10.5                        Deferred tax liability movement

Movement in deferred liability accounts is detailed as follows:

Item	12/31/2010	12/31/2009
	ThCh$	ThCh$

Initial Balance	39,435,167	34,578,183
Increase (decrease) in deferred tax liabilities	4,657,692	6,242,266
Increase (decrease) due to foreign currency translation	(1,600,511)	(1,385,282)
Movements	3,057,181	4,856,984
Final balance	42,492,348	39,435,167

10.6                        Distribution of domestic and foreign tax expenses

As of December 31, 2010 and 2009, domestic and foreign tax expenses are detailed as follows:

Income tax	12/31/2010	12/31/2009
	ThCh$	ThCh$
Current taxes
Foreign	(26,000,138)	(20,758,996)
Domestic	(5,972,483)	(6,644,370)
Current tax expense	(31,972,621)	(27,403,366)

Deferred taxes
Foreign	(3,293,124)	(2,437,295)
Domestic	(1,074,495)	674,236
Deferred tax expense	(4,367,619)	(1,763,059)
Income tax expense	(36,340,240)	(29,166,425)

10.7           Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	12/31/2010	12/31/2009
	ThCh$	ThCh$

Income before taxes	139,940,304	127,151,903
Tax expense at legal rate (17%)	(23,789,852)	(21,615,823)
Effect of tax rate in other jurisdictions	(15,161,635)	(13,421,632)

Permanent differences:
Investments in equity investees accounted for using the equity method and consolidation	4,754,092	5,993,880
Non-tax-deductible expenses	(213,192)	(591,384)
Other	(1,929,653)	468,534
Tax expense adjustment	2,611,247	5,871,030

Tax expense at effective rate	(36,340,240)	(29,166,425)
Effective rate	26.0%	22.9%

The income tax rates applicable in each of the jurisdictions where the company does business are:

Country	Rate
Chile	17%
Brazil	34%
Argentina	35%

NOTE 11 — PROPERTY, PLANT, AND EQUIPMENT

11.1                                Balances

Property, plant and equipment at the end of each year are detailed below:

	Gross property, plant and equipment			Cumulative depreciation and impairment loss			Net property, plant and equipment
Item	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Construction in progress	23,506,510	5,487,011	4,942,367	—	—	—	23,506,510	5,487,011	4,942,367
Land	38,247,941	38,770,284	39,845,679	—	—	—	38,247,941	38,770,284	39,845,679
Buildings	92,227,198	89,344,255	86,217,443	29,245,272	27,773,723	26,761,417	62,981,926	61,570,532	59,456,026
Plant and equipment	232,604,986	222,211,690	224,341,427	154,729,140	149,563,233	150,196,493	77,875,846	72,648,457	74,144,934
Information technology equipment	10,825,556	11,852,220	11,957,812	8,756,221	9,712,329	9,269,880	2,069,335	2,139,891	2,687,932
Fixed installations and accessories	28,879,568	28,629,067	28,308,977	14,319,552	13,688,638	13,596,631	14,560,016	14,940,429	14,712,346
Motor vehicles	5,627,463	5,460,712	5,147,810	3,757,415	4,043,972	4,317,408	1,870,048	1,416,740	830,402
Improvements to leased property	155,755	161,494	126,031	110,832	82,158	47,231	44,923	79,336	78,800
Other property, plant and equipment (1)	286,065,161	266,475,164	251,672,596	215,739,526	215,658,753	199,623,318	70,325,635	50,816,411	52,049,278
Total	718,140,138	668,391,897	652,560,142	426,657,958	420,522,806	403,812,378	291,482,180	247,869,091	248,747,764

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

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of December 31, 2010, December 31, 2009 and January 1, 2009 are detailed as follows:

12.1           Accounts receivable:

12.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A.	Related to shareholder	Chile	Ch$	—	606,952	1,726,604
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholder	Chile	Ch$	248,273	444,062	—
		Total			248,273	1,051,014	1,726,604

12.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Ch$	8,847	37,869	34,719
		Total			8,847	37,869	34,719

12.2           Accounts Payable:

12.2.1       Current:

	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	3,959,060	5,367,733	5,582,317
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Argentine pesos	2,725,508	1,706,392	1,966,203
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholders	Brazil	Real	3,834,762	3,914,755	4,171,316
96,705,990-0	Envases Central S.A.	Associate	Chile	Chilean pesos	1,005,828	632,281	1,085,375
86,881,400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	1,216,955	1,163,054	2,488,399
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Chilean pesos	630,927	913,801	1,058,204
89,996,200-1	Envases del Pacífico S.A.	Common director	Chile	Chilean pesos	173,850	59,831	176,821
96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	776,583	—	—

		Total			14,323,473	13,757,847	16,528,635

12.2.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	—	2,047,047	2,495,910
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Chilean pesos	—	518,720	641,437

		Total			—	2,565,767	3,137,347

12.3           Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12/31/2010
96,705,990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	17,810,345
96,705,990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials	Chilean peso	2,542,071
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean peso	64,448,337
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Services rendered	Chilean peso	3,292,507
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising payment	Chilean peso	1,857,135
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising collection	Chilean peso	989,554
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of bottles	Chilean peso	7,636,480
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of packaging materials	Chilean peso	409,929
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Dividend payment	Chilean peso	1,379,837
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Purchase of finished products	Chilean peso	5,676,978
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Services rendered	Chilean peso	254,909
96,891,720-K	Embonor S.A.	Shareholder related	Chile	Sale of finished products	Chilean peso	8,236,127
96,517,310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	Chilean peso	689,551
93,473,000-3	Embotelladora Polar S.A.	Shareholder related	Chile	Sale of finished products	Chilean peso	5,243,772
89,996,200-1	Envases del Pacífico S.A.	Shareholder related	Chile	Purchase of raw materials	Chilean peso	481,592
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	Real	61,827,392
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	Real	1,188,468
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Advertising participation payment	Real	13,851,240
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	Argentine peso	39,404,175
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, rewards and others	Argentine peso	1,587,201
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Collection of advertising participation	Argentine peso	6,218,762
97,032,000-8	BBVA Administradora General de Fondos	Director related	Chile	Investment in mutual funds	Chilean peso	34,148,000
97,032,000-8	BBVA Administradora General de Fondos	Director related	Chile	Redemption of mutual funds	Chilean peso	36,992,000
84,505,800-8	Vendomatica S.A.	Director related	Chile	Supply and advertising agreement	Chilean peso	250,000
84,505,800-8	Vendomatica S.A.	Director related	Chile	Sale of finished products	Chilean peso	1,401,691

12.3           Transactions (continued):

			Country			Cumulative as of
Taxpayer ID	Company	Relationship	of Origin	Description of transaction	Currency	12/31/2009
						ThCh$
96,705,990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	18,361,212
96,705,990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials and materials	Chilean peso	2,432,955
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean peso	79,166,075
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Payment of advertising share	Chilean peso	5,734,098
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of advertising	Chilean peso	3,627,587
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Other sales	Chilean peso	1,036,370
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Purchase of concentrate	Real	56,859,868
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	2,118,745
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Payment of advertising shares	Real	11,333,220
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of bottles	Chilean peso	9,693,910
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Dividend payment	Chilean peso	2,000,000
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine peso	35,498,256
89,996,200-1	Envases del Pacífico S.A.	Common Director	Chile	Purchase of raw materials	Chilean peso	496,303
96,891,720-K	Embonor S.A.	Related to shareholders	Chile	Sale of finished products	Chilean peso	6,887,687
96,517,310-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	707,819
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Sale of products	Chilean peso	4,199,630
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	60,722
90,278,000-9	Iansagro S.A.	Common Director	Chile	Purchase of sugar	Chilean peso	6,506,542
84,505,800-8	Vendomática S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	1,639,692
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Investment of mutual funds	Chilean peso	43,045,413
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Redemption of mutual funds	Chilean peso	40,176,629
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	5,415,866

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

NOTE 13 —  EMPLOYEE BENEFITS

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

13.2           Post-employment benefits

This item presents the employee severance indemnities valued pursuant to Note 2.17. The composition of current and non-current balances at December 31, 2010, December 31, 2009 and January 1, 2009 is detailed as follows:

Post-employment benefits	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Non-current provision	7,256,590	8,401,791	8,034,813
Total	7,256,590	8,401,791	8,034,813

13.3           Post-employment benefit movement

The movements of post-employment benefits are detailed as follows during 2010 and 2009:

Movements	12/31/2010	12/31/2009
	ThCh$	ThCh$

Initial balance at 01/01/2010 and 01/01/2009	8,401,791	8,034,813
Service costs	359,798	114,293
Interest costs	213,927	325,872
Net actuarial losses	569,707	540,943
Benefits paid	(2,288,633)	(614,130)
Total	7,256,590	8,401,791

13.4           Assumptions

The actuarial assumptions used in the years ended December 31, 2010 and 2009 were:

Assumption

Discount rate(1)	6.7%
Expected salary increase rate	4.7%
Turnover rate	6.6%
Mortality rate	RV-2004(2)
Retirement age of women	60 years
Retirement age of men	65 years

(1)  For the convenience of the reader discount rates and expected salary increase rates are calculated using real interest rates in UF that include the inflation adjustments.  Rates shown above are presented in nominal rate.

(2)  Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD

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

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1           Intangible assets not considered as goodwill

Intangible assets not considered as goodwill as of the end of each year are detailed as follows:

	12/31/2010			12/31/2009			01/01/2009
	Gross	Cumulative	Net	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rights	522,750	(94,124)	428,626	525,403	(98,501)	426,902	244,317	(124,712)	119,605
Software	8,718,483	(7,781,514)	936,969	8,807,761	(7,117,330)	1,690,431	8,738,874	(6,402,717)	2,336,157

Total	9,241,233	(7,875,638)	1,365,595	9,333,164	(7,215,831)	2,117,333	8,983,191	(6,527,429)	2,455,762

The movement and balances of identifiable intangible assets are detailed as follows for the year January 1 to December 31, 2010 and January 1 to December 31, 2009:

	December 31, 2010			December 31, 2009
Item	Rights	Software	Total	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	426,902	1,690,431	2,117,333	119,605	2,336,157	2,455,762
Additions	16,710	181,123	197,833	405,798	66,746	472,544
Amortization	(8,024)	(907,477)	(915,501)	(98,501)	(744,284)	(842,785)
Other increases (decreases)	(6,962)	(27,108)	(34,070)	—	31,812	31,812

Final balance	428,626	936,969	1,365,595	426,902	1,690,431	2,117,333

15.2	Goodwill

Movement in goodwill during the years 2010 and 2009 is detailed as follows:

Year January — December 2010

Cash generating unit	01/01/2010	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12/31/2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	43,820,310	—	—	(1,521,355)	42,298,955
Argentine operation	17,540,035	—	—	(2,068,655)	15,471,380
Total	61,360,345	—	—	(3,590,010)	57,770,335

Year January — December 2009

Cash generating unit	01/01/2009	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	41,042,712	—	—	2,777,598	43,820,310
Argentine operation	24,226,359	—	—	(6,686,324)	17,540,035
Total	65,269,071	—	—	(3,908,726)	61,360,345

NOTE 16 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

	12.31.2010 (restated)	12.31.2009 (restated)	01.01.2009 (restated)
	ThCh$	ThCh$	ThCh$
Current
Bank loans	6,941,133	615,441	6,046,170
Bonds payable	3,120,737	2,884,651	1,496,055
Forward contractual obligations	917,219	2,079,511	—
Deposits in guarantee	8,002,105	8,848,386	6,236,271
CPMF (1)	1,934,529	2,299,789	3,962,017

Total	20,915,723	16,727,778	17,740,513

Non-current
Bank loans	593,726	200,572	413,452
Bonds payable	69,855,733	70,840,962	75,186,299
CPMF (1)	—	2,108,140	4,647,779

Total	70,449,459	73,149,674	80,247,530

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

18.2                                 Movements

Movement in the main items included under provisions is detailed as follows:

	At 12/31/2010			At 12/31/2009
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	4,461,153	34,833	4,495,986	2,901,205	30,012	2,931,217

Additional provisions	875,703	—	875,703	2,752,562	9,821	2,762,383
Increase (decrease) in existing provisions	381,875	—	381,875	29,318	—	29,318
Provision used (payment made) on account of the provision)	(1,146,574)	(34,833)	(1,181,407)	(871,587)	—	(871,587)
Reversal of unused provision	—	—	—	(1,213)	(5,000)	(6,213)
Increase (decrease) foreign exchange rate difference	(243,790)	—	(243,790)	(349,132)	—	(349,132)
Other increases (decreases)

Final Balance	4,328,367	—	4,328,367	4,461,153	34,833	4,495,986

NOTE 19 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at the end of each year are detailed as follows:

Description	12/31/2010	12/31/2009	01/01/2009
	(restated) ThCh$	(restated) ThCh$	(restated) ThCh$
Minimum dividend liability (30%)	10,723,669	9,339,973	11,279,813
Supplemental dividend payable	6,925,621	5,796,644	5,751,633
Funds to be disbursed to foreign shareholders	—	—	1,243,745
Employee remuneration payable	6,635,679	6,230,506	6,582,713
Accrued vacations	6,635,265	6,154,855	5,839,183
Other	363,190	1,352,203	5,460,961
Total	31,283,424	28,874,181	36,158,048

Current	30,962,748	28,155,303	31,532,517
Non-current	320,676	718,878	4,625,531
Total	31,283,424	28,874,181	36,158,048

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

The earnings per share used to calculate basic and diluted earnings per share at December 31, 2010 is detailed as follows:

	12/31/2010
Earnings per share	Series A	Series B	TOTAL

Earnings attributable to shareholders (ThCh$)	49,333,069	52,264,303	103,597,372
Average weighted number of shares	380,137,271	380,137,271	760,274,542

Earnings per basic and diluted share (in pesos)	129.78	142.75	136.26

	12/31/2009
Earnings per share	Series A	Series B	TOTAL

Earnings attributable to shareholders (ThCh$)	46,658,396	51,324,334	97,982,730
Average weighted number of shares	380,137,271	380,137,271	760,274,542

Earnings per basic and diluted share (in pesos)	122,74	135,01	128,88

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

22.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of December 31, 2010 are detailed as follows:

	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	amount	2010	2009	2011	2012
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Export	16,303	—	—	—	—
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Import	6,967	—	—	—	—
Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Penora judial	Real estate	10,540,155	11,406,583	11,826,943	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	16,385,536	—	—	—	—
Aga	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Agreement	—	145,569	152,130	145,569	—
Serviu Región Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	2,778	2,727	2,778	—

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

NOTE 29 — SUBSEQUENT EVENTS

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”).    Polar is also a Coca-Cola bottler, with its operations in Chile and Paraguay.

The terms of the merger prescribe the exchange of newly issued Company shares at a rate of 0.33269 Series A shares and 0.33269 Series B shares, for each outstanding share of Polar.  This exchange rate implies that the current shareholders of Polar will acquire a 19.68% interest in the Company.

Prior to closing the merger, and subject to the approval by of each of the respective shareholders’ meetings, Andina and Polar will each distribute dividends to their shareholders, in addition to those already declared and distributed to date.   Company dividends will amount to Ch$28,155,862,307 and Ch$29,565,609,857, respectively, which represents Ch$35.27 per Series A share and Ch$38.80 per Series B share.

Closing of the merger first requires the approval of the Chilean Superintendence of Securities and Insurance, the Boards of Directors and shareholders of both companies, and the Coca-Cola Company.  It also requires registration of new shares to be issued in the exchange.  The merger is scheduled to close before August 31, 2012.

Based on the historical results for the year ended December 31, 2011, the merged entity would have a pro-forma net revenues of approximately US$2.643 million, becoming one of the largest Coca-Cola bottlers in Latin America with operations in Argentina, Brazil, Chile and Paraguay.

Except as noted above, there are no financial or other matters have occurred between the end of the year and the date of preparation of these financial statements that could significantly affect the assets, liabilities, and/or results of the Company.

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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on April 16, 2012.

EMBOTELLADORA ANDINA S.A.
(ANDINA BOTTLING COMPANY)

/s/ Andrés Wainer
Andrés Wainer
Chief Financial Officer
Date: April 16, 2012