Form 20-F
period 2011-12-31
ANDINA BOTTLING CO INC
filed 2012-04-30
CIK 925261

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Paula Vicuña, Tel. (56-2) 338-0520 E-mail: andina.ir@koandina.com Avenida El Golf 40, 4th Floor, Las Condes - Santiago, Chile
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

7.625% Notes due October 1, 2027

7.875% Notes due October 1, 2097

The number of outstanding shares of  the issuer’s stock as of December 31, 2011 was 760,274,542 as follows:

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

•    “AESA” means the Company’s subsidiary, Andina Empaques Argentina S.A.

•    “EDASA” means the Company’s subsidiary, Embotelladora del Atlántico S.A.;

•    “CMF” means the Company’s affiliate, Envases CMF S.A.;

•    “ECSA” means the Company’s affiliate, Envases Central S.A.;

•    “Vital Jugos” means the the Company’s affiliate, Vital Jugos S.A., previously known as Vital S.A. ;

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

On August 28, 2007 the Chilean Superintendence of Insurance and Securities announced the adoption of the International Financial Reporting Standards (“IFRS”)in Chile which became mandatory for companies of a certain size beginning 2009 and 2010.  The Company decided to adopt the IFRS as issued by the International Accounting Standards Board (“IASB”) as its accounting and reporting rules beginning January 1, 2010.  Additionally the period between January 1 and December 31, 2009 constituted the transition period towards IFRS and the Financial Statements of the year 2010 were presented comparatively with 2009.

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

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.          KEY INFORMATION

A.    Selected Financial Data

The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2011, 2010 and 2009, and for each of the three years ended December 31, 2011 has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements, included in Item 18 of this annual report, that we refer to in this annual report as the “Consolidated Financial Statements .” Our Consolidated Financial Statements are prepared in accordance with IFRS.  The Securities and Exchange Commission (SEC) eliminated the requirement of preparing reconciliation between IFRS and U.S. GAAP for foreign listed companies that use IFRS as issued by the IASB.

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

	For the period ended December 31,
	2011	2011	2010	2009
	(in million nominal Chilean pesos and million US$, with the exception of those related to debt, shares and sales volume)
	MUS$	MCh$	MCh$	MCh$
Income Statement Data
IFRS :
Net Sales	1,893	982,864	888,714	785,845
Cost of sales	(1,114)	(578,581)	(506,882)	(455,300)
Administrative, distribution and selling expenses	(504)	(261,859)	(232,598)	(197,422)
Operating Income	274	142,424	149,234	133,123

Other (expense) income , net [financial results, exchange differences and share in equity investees]	(21)	(10,712)	(9,294)	(5,972)
Income taxes	(67)	(34,685)	(36,340)	(29,166)
Net Income	187	97,027	103,600	97,985
Basic and diluted earnings per share
Series A	0.23	121.54	129.78	122.75
Series B	0.26	133.69	142.75	135.02
Basic and diluted earnings per ADR(3)
Series A	1.40	729.24	778.68	736.50
Series B	1.54	802.14	856.50	810.12
Capital Stock
Series A		380,137,271	380,137,271	380,137,271
Series B		380,137,271	380,137,271	380,137,271
Issued Capital	444.71	230,892	230,892	230,892
Total dividends declared
Series A	65	33,809	33,148	29,700
Series B	72	37,190	36,463	32,670

Balance Sheet Data
IFRS:
Total assets	1,429	741,959	688,314	642,692
Current debt that accrues interest(1)	23	12,117	11,996	5,800
Non-current debt that accrues interest	144	74,641	70,449	73,150
Controlling and non-controlling shareholders’ equity	812.7	421,979	394,865	373,558

Other Financial Information
IFRS
Cash flows from operating activities	268	138,950	125,848	131,126
Cash flows from investing activities	(173)	(89,621)	(80,504)	(84,318)
Cash flows from financing activities	(129)	(67,159)	(62,548)	(67,756)
Depreciation and amortizations	76	39,498	37,015	36,807
Capital expenditures	244	126,931	95,462	49,483
Ratio of total debt to total capitalization(2)	0.21	0.21	0.21	0.21

Other Operating Data
Sales Volume
Coca-Cola Soft Drinks (million UCs)(5)	447.9	447.9	438.0	419.6
Other beverages (million UCs) (4)(5)(6)	53.3	53.3	51.2	39.0

(1) Includes interest bearing liabilities including current bank liabilities, bonds payable discounting issuance expenses and initial discounts that are recognized forming part of the liability and other financial liabilities that accrue short term bank interests and the portion of long—term bank liabilities and bonds payable within 12 months.

(2) Total debt is calculated as the sum of current and non-current financial interest bearing debt. Total capitalization is calculated as the sum of total financial debt, non-controlling interest and shareholders’ equity attributable to the controlling shareholder. Shareholders’ equity has been determined under IFRS.

(3) Each ADR represents six shares of common stock.

(4) Includes waters and juices (in Chile and Argentina) and beer, waters and juices (in Brazil).

(5) Unit cases (“UCs”) refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters.

(6) Volume of waters and juices in Chile includes total sales volume of Vital Jugos and water sales volume sold by Embotelladora Andina.

Exchange Rates

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2007 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End

2007	439.14	548.67	522.55	496.89
2008	431.22	676.75	522.35	636.45
2009	491.09	643.87	559.67	507.10
2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.90	519.20

Month

September 2011	460.34	521.85	486.48	521.76
October 2011	490.29	533.74	510.67	490.29
November 2011	494.08	526.83	509.73	517.37
December 2011	508.67	522.62	517.26	519.20
January 2012	485.35	518.20	499.96	488.75
February 2012	475.29	487.73	480.89	476.27
March 2012	480.62	491.57	485.90	487.44

Source: Chilean Central Bank.

(1)      Nominal Figures.

(2)      Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)      With respect to annual periods, the average of the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.

The Observed Exchange Rate on April 26, 2011 was Ch$484.88 per US$1.00.

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

Risks Related to our Company

We rely heavily on our relationship with The Coca-Cola Company (“TCCC”) which has substantial influence over our business and operations

Approximately 84% of our net sales in 2011 were derived from the distribution of Coca-Cola soft drinks and 13% from the distribution of other beverages bearing trademarks owned by TCCC. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, the local subsidiary of TCCC or, in the case of fruit juices and nectars, The Minute Maid Company, a subsidiary of TCCC. TCCC has the ability to exercise substantial influence over our business through its rights under the Bottler Agreements. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.” Under the Bottler Agreements, TCCC unilaterally sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by TCCC) sold to us. TCCC also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by TCCC. Pursuant to the Bottler Agreements, we are required to submit a business plan to TCCC for prior approval on a yearly basis. In accordance with the Bottler Agreements, TCCC may, among other things, require that we demonstrate financial ability to meet our business plan and if we are not able to demonstrate our financial capacity TCCC may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of, Coca-Cola soft drinks or other Coca-Cola beverages and products.

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

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile

Approximately 43% of our assets and 31% of our net sales in 2011 were derived from our operations in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a rate of -1.7% in 2009,  5.2 % in 2010 and 6.3% in 2011. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

•         the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

•         other political or economic developments in or affecting Chile;

•         regulatory changes or administrative practices of Chilean authorities;

•         inflation and governmental policies to combat inflation;

•         currency exchange movements; and

•         global and regional economic conditions.

Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations

The annual rates of inflation in Chile which in 2009, 2010 and 2011 were  —1.4%,  3.0% and 4.4%, respectively (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. We cannot assure you that Chilean inflation will not continue to increase significantly. We cannot assure you that, under competitive pressure, we will be able to realize price increases, which could adversely impact our financial condition and results of operations.

The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar, could adversely affect our operations and financial results and the dollar value of an investor’s return. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. Based on the Observed Exchange Rates for U.S. dollars in the period from 2008 to 2011 the Chilean peso relative to the U.S. dollar appreciated 7.39% in nominal terms. During 2011 the Chilean peso relative to the U.S. dollar appreciated 5.15% in nominal terms. See “Item 3. Key Information-Exchange Rates.”

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

Risks Relating to Brazil

Our business is dependent to some extent on economic conditions in Brazil

Approximately 41% of our assets and 45% of our consolidated net sales in 2011 were derived from our operations in Brazil. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.  According to data available to general public, the Brazilian economy grew at a rate of, -0.6% in 2009,  7.5% in 2010 and 2.8% in 2011.

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

Although inflation in Brazil has stabilized in recent years, increased inflation may adversely affect the operations of Andina Brazil which could adversely impact our financial condition and results of operations

As measured by the Brazilian Índice Nacional de Preços ao Consumidor or INPC, inflation in Brazil was 4.1% 6.5% and 6.1% in 2009, 2010 and 2011, respectively. Increased inflation rates may result in lower consumer purchasing power on behalf of consumers and lower sales volume for Andina Brazil. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Andina Brazil and consequently our financial condition and results of operations and the market price of our shares and ADSs.

The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

During 2008,  the real depreciated 31.9% due to the world economic crisis and in 2009,  2010 and 2011, it appreciated 25.5% , 4.3% and 4.9% respectively against the U.S. dollar compared to the prior year period. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

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

Risks Relating to Argentina

Our business is dependent to some extent on economic conditions in Argentina

Approximately 17% of our assets and 24% of our net sales in 2011 were derived from our operations in Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our franchise in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina.

GDP growth in Argentina was 8.3% in 2011 and 9.2% in 2010. Facing the international financial crisis, the public sector did not default and carried out payments using the reserves of Argentina’s Central bank and loans from Banco de la Nación Argentina, generating new and significant macroeconomic policy challenges. Although Argentina managed to roll with the punches of a recessive year and an international crisis without upsetting the main financial variables, we cannot assure that economic conditions in Argentina will continue improving or that our operations will continue experiencing good results.

Political and economic instability may recur which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

In the period from 1998 through 2003, Argentina experienced acute economic problems that culminated with the restructuring of substantially all of Argentina’s sovereign bond indebtedness. A succession of presidents were inaugurated during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures. Argentina’s GDP contracted 10.9% in 2002. Beginning 2003, Argentine GDP began to recover and from 2004 to 2008 recorded an average rate of growth of 8.4%.  In the political environment, legislative elections carried out in June of 2009 were a misfortune for the government’s political party losing the majority in both houses. This new political scenario in Argentina could make the executive power need to arrive at a consensus with the opposition regarding rules and regulations in order for them to be approved by the legislative power.

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

Inflation in Argentina may adversely affect our operations which could adversely impact our financial condition and results of operations

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. The official annual rates of inflation (published by INDEC-Instituto Nacional de Estadísticas y Censos- National Statistics and Census Institute as measured by changes in the consumer price index) between 2009, 2010 and 2011 were, 7.7%, 10.9% and 9.5%, respectively for each year.  High levels of inflation in Argentina could adversely affect the Argentine economy and have a material adverse effect on our financial condition and results of operations.

The Argentine peso is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

During 2011, the exchange rate in Argentina underwent a depreciation of 5.6%. The Argentine government’s economic policies and any future devaluation of the Argentine peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Argentine peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

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

The market for our shares may be volatile and illiquid

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$269,247  million at December 31, 2011 and an average monthly trading volume of approximately US$4,698 million for 2011. The lack of liquidity owing, in part, to the relatively small size of the Chilean securities markets may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

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

In 1985, a majority of Andina’s shares was acquired by four Chilean families who compromise Inversiones Freire Ltda. (“Freire” or “the Controlling Shareholders”). On December 31, 2011, the Controlling Shareholders owned 55.0% of our outstanding Series A shares, which have preferred voting rights and thereby control the Company; and 42.4% of our outstanding Series B shares, consequently the Controlling Shareholders of Andina hold a 48.7% ownership interest in the Company.   Further information regarding our Controlling Shareholders can be found on page 73 of our 2011 Annual Report which is available at our website: www.embotelladoraandina.com.

Andina Brazil, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Andina Brazil for approximately US$120 million and contributed an additional US$31 million to Andina Brazil’s capital immediately after the acquisition to repay certain indebtedness of Andina Brazil.   In 2000, we purchased through Andina Brazil, from the Coffin Group, a Coca-Cola franchise license for a territory in Brazil comprising the State of Espírito Santo and part of the States of Rio de Janeiro and Minas Gerais (NVG), for US$74.5 million. NVG was merged into Andina Brazil in 2000, and its operations were integrated with Andina Brazil in 2001.   In 2004, Andina Brazil entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Indústria do Amazonas Ltda., for (1) an exchange of franchising rights, goods and other assets of Andina Brazil in the territory of Governador Valadares in the State of Minas Gerais, and (2) other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçu in the state of Rio de Janeiro, which was previously owned by Companhia Mineira de Refrescos S.A.  In 2007 TCCC along with the Coca-Cola bottlers in Brazil create a Joint Venture, Mais Indústria de Alimentos, in order to enhance the non-carbonated business for the entire System in that country, and in   2008 The Coca-Cola System acquires a second company that produces non carbonated beverages called Sucos del Valle do Brasil Ltda  These two companies merged in 2011 and SABB (Sistema de Alimentos y Bebidas do Brasil) was created  in which Andina Brazil holds a 5.74% ownership interest. In 2010 TCCC along with the Coca-Cola bottlers in Brazil acquired Leão Junior S.A. through a Joint Venture.  Leão Junior S.A. among others, commercializes Matte Leão.  This company has a consolidated presence and market share within the ready-to-drink teas category in Andina Brazil’s territory. Andina Brazil has an 18.20% ownership interest in Leão Junior S.A.  Andina Brazil holds an average ownership interest of 10.74% in Leão Junior and SABB.

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

In Chile we participate in the business of producing PET bottles through a 50/50 joint venture we entered into with Cristalerías de Chile in the year 2001.  On January 27, 2012, Coca-Cola Embonor through its subsidiary, Embonor Empauqes S.A. acquired Cristalerías de Chile’s stake equivalente to a 50% ownership interest in Envases CMF.

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

Capital Expenditures

During 2011 the Company financed its permanent investments exclusively from internal resources.

The following table sets forth our capital expenditures by territory and line of business for the periods indicated:

	Year ended December 31,
	2011	2010	2009
	MCh$	MCh$	MCh$
Soft Drinks:
Chilean territory	72,669	46,673	21,369
Brazilian territory	28,951	35,607	18,892
Argentine territory	18,801	8,961	7,362
Other Beverages:
Vital Jugos S.A.	—	3,315	1,566
Argentine territory	3,780	—	—
PET Packaging:
Argentine territory	2,730	906	294
Total	126,931	95,462	49,483

During 2011, the Company has made disbursements totaling Ch$3,198 million for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.  For further details please refer to Note 27 of our Consolidated Financial Statements filed herewith.

Our total capital expenditures were Ch$126,931million in 2011, Ch$95,462  million in 2010.  In 2011, capital expenditures were principally related to the following:

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

•                  Equipment to increase efficiency and production capacity; and

•                  Remodeling of the Nova Iguacú distribution center

•                  Industrial projects at Jacarepaguá: cooling, syrup, tanks and “short finish”

Argentina

•                  Bottles (glass and PET bottles) and bottle cases;

•                  Coolers and pos tmix equipment;

•                  Returnable PET production line;

•                  Line for waters and sensitive products

•                  Semi-automatic sorting

•                  Injectors (2), one to increase operating capacity and the other one for the waters project.

Juices and Waters

Juices

•                  New SACMI filling line for Pet/glass OW Hot Fill bottles (Line N ° 3);

•                  Dase Seal labelor acquisition for Line N°3 Pet/glass OW;

•                  Automatic mixed system for beverages without pulp;

•                  Remodelling of quality control laboratory;

•                  Adaptation of Line N°2 Pet OW for new Powerade one liter format;

•                  Acquisition of automatic mixing system for beverages without pulp;

•                  Upgrade of central controlling system in formulation room;

•                  Relocation and enlargement of the general warehouse for raw materials; and

•                  Expansion of finished product warehouse.

Waters

•                  New network of for sanitary air;

•                  Gas boiler

•                  Electric generator bottling plant;

•                  Electric generator fire network;

•                  Electric generator neumatic transport Blowing Plant;

•                  Depalletizor and transportation of line N°1 for the new 330 cc product

•                  Adpatation of Line N°2 for the new 6 lt format

Divestitures

In May 2011, EDASA sold the property where the bottling facility was originally located in the Castro Barros area in Córdoba for an amount of US$3.5 million.

B.                     Business Overview

Andina is among the ten largest Coca-Cola bottlers in the world, servicing franchised territories with 36 million people, delivering over 7.8 million liters of soft drinks, juices, and bottled waters on a daily basis. We are the largest producer of soft drinks in Chile and the second largest soft drink producer in Brazil and in Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 84.4% of our consolidated net sales in 2011. On 2011, we recorded consolidated net sales of Ch$829,888 million and total sales volume of 447.9 million unit cases of Coca-Cola soft drinks.

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

Our Products

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories:

Chile: Andina, Andina Light, Aquarius, Benedictino, Burn, Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Dasani Citrus, Dasani Durazno, Dasani Manzana, Dasani Tangerine, Fanta Frutilla, Fanta Limón, Fanta Naranja, Fanta Naranja Zero, Fanta Uva, Hugo, Kapo, Minute Maid 100%, Nestea, Nestea Light, Nordic Mist Ginger Ale, Nordic Mist Tónica, Powerade, Powerade Light, Quatro Guarana, Quatro Light, Sprite, Sprite Zero andVital

Brazil: Amstel, Aquarius Fresh, Bavaria, Birra Moretti, Burn, Chá Leão, Coca-Cola, Coca-Cola Light, Coca-Cola Light Plus, Coca-Cola Zero, Crystal, Del Valle, Del Valle Frut, Del Valle Limao & Nada, Del Valle Fruta & Nada, Del Valle Mais, Del Valle Mais Soja, Dos Equis, Edelweiss, Fanta, Fanta Diet, Fanta Zero, Gladiator, Guaraná Leão, Heineken, I9, Kaiser, Kapo, Kapo Chocolate, Kuat, Kuat Eko, Kuat Zero, Leão Ice Tea, Matte Leão, Matte+Guaraná Leão, Murphy’s, Powerade, Schweppes, Schweppes Light, Sol, Sprite, Sprite Diet, Sprite Zero, Xingú.

Argentina: Aquarius, Cepita (8 flavors), Cepita Nutri Defense, Cepita 100%, Cepita Naranja Light, Coca-Cola, Coca-Cola Light, Coca-Cola Light Plus, Coca-Cola Zero, Crush Lima-Limón, Crush Naranja, Dasani,  Soda Kin, Fanta Limón, Fanta Pomelo, Fanta Naranja, Fanta Naranja Zero, Powerade Naranja, Powerade Manzana, Powerade Mountain Blast, Powerade Frutas Tropicales (tropical fruits), Powerade Naranja Light, Powerade Citrus, Quatro Liviana  Schweppes Citrus, Schweppes Citrus Light Schweppes Tónica, Sprite and Sprite Zero.

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

1. Soft Drink Business

Sales Overview

We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters. The following table illustrates our historical sales volumes for each of our territories:

	Soft Drink Sales Volumes
	Year ended December 31,
	2011	2010	2009
	(millions of UCs)
Chile	134.8	132.6	128.0
Brazil	183.5	187.0	173.7
Argentina	129.6	118.4	117.9

In 2011, our Coca-Cola soft drinks business accounted for net sales of Ch$829,888 million and operating income of Ch$128,783 million representing 84.4% and 90.4% of our consolidated net sales and operating income, respectively.

Our Chilean soft drink operations accounted for net sales in 2011 of Ch$255,436 million; the Brazilian soft drink operations for net sales of Ch$365,604 million; and the Argentine soft drink operations for net sales of Ch$208,848 million.

The following tables set forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in our franchise territories for the periods indicated.

	Year ended December 31, 2011
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	197,610	104.3	302,278	148.5	162,180	101.7
Flavored soft drinks	57,826	30.5	63,326	35.0	46,668	27.9
Total	255,436	134.8	365,604	183.5	208,848	129.6

	Year ended December 31, 2010
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	189,941	104.4	297,644	155.6	127,808	91.5
Flavored soft drinks	51,231	28.2	53,180	31.4	39,139	26.9
Total	241,172	132.6	350,824	187.0	166,947	118.4

	Year ended December 31, 2009
	Chile		Brazil		Argentina
	MCh$	MUCs	MCh$	MUCs	MCh$	MUCs
Colas	179,470	102.5	253,514	144.3	120,982	90.8
Flavored soft drinks	45,843	25.5	44,812	29.4	39,115	27.1
Total	225,313	128.0	298,326	173.7	160,097	117.9

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

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by packaging type, measured as a percentage of total sales volume:

Soft Drink Sales by Packaging Type

	Year Ended December 31,
	2011			2010
	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	% Total	% Total	% Total	% Total	% Total	% Total
	Mix	Mix	Mix	Mix	Mix	Mix

Returnable	61	11	51	61	12	49
Non-returnable	35	86	48	36	85	50
Post Mix	4	3	1	3	3	1
Total	100	100	100	100	100	100

Customers and Distribution

As of December 31, 2011, we sold our products to approximately 47,743 customers in Chile, 67,900 customers in Brazil, and 44,382 customers in Argentina. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil and Argentina, by type of customer, measured as a percentage of total sales volume:

Soft Drink Sales by Type of Customer

	Year ended December 31,
	2011			2010
	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)

Mom & Pops	53	22	50	59	20	50
Supermarkets	17	28	18	21	30	18
On Premise	11	26	3	13	26	3
Wholesale distributors	19	24	29	7	24	29
Total	100	100	100	100	100	100

Chile. As of December 31, 2011, Andina’s sales force consisted of 199 salespeople (158 workers hired indefinitely and 41 hired on a fixed term basis) who call on most customers on average 1.6 times per week. For sales to major supermarkets, we employ 8 key account heads, 14 field supervisors and 522 third party promoters who are on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis. Our distribution system for our soft drink products consisted of a group of 16 exclusive distributors, which are independent businesses that collectively deploy approximately 380 trucks (30 of which are company property), depending on seasonal demand. The 18 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 61% of total soft drinks volume in 2011. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 45 days after invoices are issued. On average, accounts receivable from all clients are liquidated on a 20-day term.

Brazil. As of December 31, 2011, Andina Brazil’s sales force in Brazil consisted of an average of 612 salespeople (402 commercial representatives and 209 supermarket promoters) divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and bottles), (ii) sales to supermarkets (consisting of bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, water, juice, energy drinks and ready-to-drink tea) distributed by Andina Brazil. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us and (ii) trucks operated by independent transport companies on a non-exclusive basis. In 2011, 9.5% were distributed by exclusive distributors, and 90.5% by independent transport companies. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities. In 2011, approximately 19% of Andina Brazil’ soft drink sales were paid for in cash at the time of delivery, 19% were paid by check to be cashed between one and ten days after delivery and 62% were paid between 10 and 45 days after delivery by invoice.

Argentina. As of December 31, 2011, our sales force in Argentina consisted of 416 employees, grouped in salespeople, merchandisers, and Contact Center personnel. In 2011, 71% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 29% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2011, approximately 78% of Edasa’s soft drink sales were paid for in cash and 22% were credit sales.

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

Based on reports by A.C. Nielsen, we estimate that in 2011, our average soft drink market share within our franchise territories reached 69.3%, 57.4%, and 57.3% for Chile, Brazil, and Argentina, respectively.

The following table presents the market share of our main competitors in Chile, Brazil and Argentina for the periods indicated:

Market Share

	Year ended December 31,
	2011			2010
	Chile	Brazil	Argentina	Chile	Brazil	Argentina
	(%)
Coca-Cola soft drinks	69	57	57	69	57	55
ECUSA soft drinks	20			20	—	—
Pepsi-Cola and 7 Up products	4	4	21	3	5	21
Pritty products	—		8	—	—	9
Antarctica products	—	12		—	11	—
Brahma products	—	2		—	2	—
Other	7	25	14	8	25	15
Total	100	100	100	100	100	100

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

(1)  For detailed information please visit our website www.embotelladoraandina.com

During  2011, 77% of the variable cost of sales for softdrinks produced by Andina Chile coprresponded to main raw materials.  The cost of each raw material within the total of main raw materials is the following: concentrate represents 59%; sugar and artificial sweeteners 28%; non-returnable bottles 8%; bottle caps 4% and carbon dioxide 1%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties (“ECSA”) is included within the cost of sales of soft drinks. These costs represent 21% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Brazil - Raw Materials. Andina Brazil purchases concentrate in the city of Manaus at prices established by TCCC. Manaus has been designated as a duty-free development zone by the Brazilian government. Andina Brazil purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda. It purchases carbon dioxide gas mainly from Companhia White Martins Gases S.A..  PET pre-forms from Braspla Ltda., and Amcor Ltda. Glass bottles are purchased from Owens-Illinois ; Cans are purchased from Rexam and Latapack Ball;  metal bottle caps from Aro S.A.;  and Plastic bottle caps are purchased from Closure Systems International and Rexam.  Andina Brazil purchases water from the municipality of Rio de Janeiro.

During  2011, 98.1% of the variable cost of sales for softdrinks produced by Andina Brazil coprresponded to main raw materials  The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 31.1%; sugar and artificial sweeteners 22.8.%; non-returnable bottles 21.4%; cans 12.2%, bottle caps 3.3%, carbon dioxide 7.3%. Additionally, the cost of soft drinks finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1.89% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non-returnable glass bottles.

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

The cost of each raw material as a percentage of the total cost of raw materials is the following: concentrate 46%; sugar and artificial sweeteners 26%; non-returnable bottles 14%; bottle caps 3% and carbon dioxide 1%, and the remaining 2% correspond to packaging. Water does not represent a significant cost as raw material.  Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 2% of the total costs of sales of soft drinks and correspond to can formats, juices and some bottled water products.

Argentina PET Packaging - Raw Materials. The principal raw material required for production of PET bottles is PET resin, during 2011 this raw material was mainly from DAK Américas de Argentina S.A. In 2011, the Edasa Packaging Division’s costs for PET resin accounted for 92% of the total variable cost of its sales of PET bottles and preforms.

Marketing

We and TCCC jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective Bottler Agreements. During 2011, we paid approximately 50% of the advertising and promotional expenses incurred by TCCC  in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by TCCC . See “Item 4. Information on the Company —Bottler Agreements.”

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

Our consolidated total advertising expenditures in 2011 were Ch$31,892 million.

Advertising

We advertise in all major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by TCCC ‘s local affiliates, with our input at the local or regional level.

2.  Other Beverages

Chile. In addition to Coca-Cola soft drinks, through Vital Jugos S.A., we produce and sell juices, other fruit flavored beverages, ready-to-drink tea and sports drinks, and through Vital Aguas S.A. we produce and sell mineral water and purified water. Juices are produced and sold under the brands Andina Frut (fruit juices), Andina Nectar (fruit nectars), Kapo (fantasy drink), Aquarius (flavored water) Nestea (ready-to-drink tea), Hugo (dairy product with fruit juice) and Powerade (isotonic).Waters are produced and sold under the brands Vital (mineral water) in the following versions: with gas, without gas and Soft Gas; Dasani (purified water) in the following versions: with gas, without gas, and flavored; Benedictino (purified water) in the following versions:  with gas and without gas.

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

Waters and Juices in Chile

Sales. In 2011, net sales of waters and juices in Chile represented 16.2% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$49,512 million.

The following table sets forth for the periods indicated, Vital Jugos’ net sales and sales by volume of unit cases of waters and juices:

Waters and Juices Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2011		2010
	In million Ch$ and million UCs
	Ch$	UCs	Ch$	UCs
Andina Frut an Andina Néctar	29,222	17	24,637	14.5
Kapo	6,629	4.6	5,578	3.9
Powerade	2,545	1.0	1,713	0.7
Nestea	951	0.5	689	0.3
Fruitopia, Hugo and Aquarius	388	0.2	432	0.2
Dasani (purified and flavored water)	450	0.4	535	0.6
Benedictino (purified water)	2,225	4.0	2,000	3.5
Vital (mineral water)	9,342	14.0	8,150	13.3
Total(2)	51,752	41.6	43,734	37.0

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

Customers and Distribution. Juices and waters throughout Chile are distributed by means of distribution agreements between TCCC and the Coca-Cola bottlers in Chile. In 2011, Andina distributed approximately 52% of the products of Vital Jugos and Vital Aguas , and the other two Coca-Cola bottlers in Chile distributed an aggregate of 48%. Each Coca-Cola bottler in Chile distributes the products of Vital Jugos and Vital Aguas in its respective franchise territory. Under Vital Jugos’ and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory.

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

Competition. Vital Aguas’ principal competitor regarding water is CCU with the Cachantún brand.   Additionally there are low priced brands (B-brands) in the water segment in Chile.   Vital Jugos S.A.’s principal competitors regarding juices are, Watt’s-CCU, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche S.A., who is also a subsidiary of Watt’s S.A. During 2006, the largest Chilean brewery CCU acquires from Watts S.A. a 50% ownership interest of the juice brands in Chile, creating a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products to compete with our waters and juices business because we believe that these products are of lower quality and value.

Based on reports by A.C. Nielsen, we estimate that in 2011, our market share within our Chilean franchise territories reached 35.9% for the juice segment and 339.5% for waters.

Raw material for Juices. The principal raw materials used by Vital Jugos S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 15.3%, fruit pulp and juices 12.3%, flavors, aromas and citric acid 17.3%, containers 24.6% and wrapping material 5.1%, all of which during 2011 accounted for 80.7% of total costs for sales of juice, including packaging.

Raw materials for Waters: The principal raw materials used by Vital Aguas S.A. in the production of mineral water and purified unflavored and purified flavored water and as a percentage of total raw material costs are: Non-returnable PET packaging 42.1%, mineral water, flavor, aromas, sweeteners and citric acid 23.9%, packaging material 5.2%, caps 5.3% and carbonation 0.8%, all of which during 2011 accounted for 81.9% of total costs for sales of water, including packaging.

Beer, Juices and Waters in Brazil

Sales. In 2011, net sales of beer, juices, waters, tea based beverages, isotonics and energy drinks in Brazil were Ch$80,089 million, representing 8.1% of our consolidated net sales.

Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Kaiser by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”). In 2006, Femsa acquired from Molson the controlling ownership interest over Kaiser y later in 2010 Heineken acquired the controlling interest of Femsa’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2011, Andina Brazil’s net sales of beer were Ch$17,913 million, of which Bavaria brand beer accounted for 52.4%, Heineken for 23.0%, Kaiser for 17.2%, Sol for 6.0%, y Xingú for 1.1%, and all the other brands accounted for 0.3% of net sales.

Competition. In the beer sector, Andina Brazil’s main competitor is Ambev that during 20111 had a very dominant position in the Brazilian market.

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

3. PET Packaging

Overview and Background

We produce PET bottles in both returnable and non-returnable formats. As a returnable packaging material, PET has advantages compared to glass because it is lightweight, difficult to break, transparent and easily recyclable. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products, wine and personal hygiene products.

In 2011, the Edasa Packaging Division was one of the largest manufacturers of PET products in Argentina. In 2011, Andina Brazil purchased its PET preforms mainly from Brasalpla and also from Amcor and Owens-Illinois.

Sales. In 2011, the Edasa Packaging Division had net sales of Ch$23,985 million with sales to Edasa Soft Drinks Division amounting to Ch$16,130 million. The Edasa Packaging Division also sold PET bottles to third parties accounting for approximately Ch$7,855 million.

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

Brazil—Bottler Agreement: the Bottler Agreement between Andina Brazil and TCCC will expire on October 4, 2013.

Argentina —Bottler Agreement: (i) the Bottler Agreement, between Edasa and TCCC expired in February of 2012, and was renewed for another 5 years; and (ii) with respect to the Argentine territory the Juice and Water Bottler Agreement is currently being negotiated.

PET Agreements

On June 29, 2001, we and Cristalerías de Chile S.A. signed a series of contracts forming a joint venture for the development of a PET production facility in Chile through the formation of Envases CMF S.A. We contributed the assets necessary to further the development of the joint venture. Our subsidiary Andina Inversiones Societarias S.A. holds a 50% stake in the joint venture while Cristalerías de Chile S.A. retains the other 50% interest. On January 27, 2012, Coca-Cola Embonor through its subsidiary, Embonor Empaques S.A. acquired Cristalerías de Chile’s stake equivalente to a 50% ownership interest in Envases CMF.

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

Chile. The Chilean government has several regulations governing environmental matters relating to our operations. For instance, Law 3,133 regulated discharge of residual industrial waste, and the Sanitary Code contains provisions relating to liquid and solid waste disposal, basic environmental conditions in the workplace, and the protection of water for human consumption. In 1993, the Chilean government published regulations that updated the provisions of Law 3,133, which was finally repealed in 2002 by Law 19,821, which also reaffirmed the control of the Superintendence of Sanitary Services over industrial liquid waste These regulations place limits on the disposal of harmful substances which may be hazardous to water used in irrigation or water for consumption by people or animals without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendence of Sanitary Services. The regulations also mandate governmental approval of any systems to treat or discharge liquid industrial waste (regulated by Supreme Decree 90 for discharges to open courses and by Supreme Decree 609 for discharges to sewage collectors, amended during 2000 by Supreme Decree 3592). In 1996, we installed a liquid industrial waste treatment plant to comply with the Chilean liquid waste emissions standards, in effect since 1998. As of May of 2006, the first stages of liquid industrial waste treatment are done at our facilities and then it is completed at La Farfana. Currently there is an outsourcing agreement with the company Ecoriles for the treatment of liquid industrial waste.

Law 19,300, passed in March 1994, addresses general environmental concerns that may be applicable to our activities and which, if applicable, would require us to hire independent experts to conduct environmental impact studies or declarations of any future projects or activities that could be impacted by the regulations of Law 19,300. This Law creates the National Commission on the Environment, which is supported by regional commissions to supervise environmental impact studies and declarations for all new projects, to enforce the regulations of Law 19,300 and to grant discretionary power to regulators. In January 2010 the law suffered an organic amendment with the enactment publication of Law 20,417, which created a new environmental institution, contemplating the creation of the Ministry of Environment, Environmental Assessment Services and the Superintendence of Environmental Protection. There can be no assurance that future legislative regulatory developments will not impose further restrictions that would be material to our operations in Chile. We believe that, to the best of our knowledge we are in compliance with all material aspects of the Chilean environmental regulations.

In 2006 TCCC  issued its audit regarding Certifications of Quality, Security and Environment Systems known as PHASE 3, and we have become the first production facility in Chile to receive this certification with the maximum qualifications.. These certifications were revalidated according to the new KORE (Coca-Cola Requirements) dispositions beginning August 2010.

During 2005, our  production facility in Chile , became the first plant in Latin America to achieve the four Quality System Certifications, Food Safety and Quality Management System (HACCP-Hazard Analysis and Critical Control Point), Environment (ISO 14001:2004), Security and Occupational Health (OHSAS 18001:1999) and Quality (ISO 9001:2000). Also in 2005 it achieves the National Award for Quality from Chilecalidad. In September of 2007 and 2010 these certifications were extended for another 3 years. Additionally during December 2010 we achieved certification for Food Safety Management (ISO 2200)

During 2011, with the new Renca Bottling facility beginning operations,  the geographical spread of our integrated management system was expanded, in a first stage, certifying, the Quality Management System (ISO 9000) and Food Safety (ISO 22000). The respective certifications for Environment (ISO 14000) and Security and Occupational Health (ISO 18000) remain pending for 2012.

The distribution centers also count with the following certifications:  Food Safety and Quality Management System (HACCP) since 2007 and Security and Occupational Health (OHSAS 18001:2008) since June 2009, both valid for a period of 3 years. As part of the logistics management, distribution centers were audited during the first half of 2011, maintaining the aforementioned systems certifications.

In 2003, the production facilities of Rengo and Vital were certified under the Codex Alimentarius and the Chilean regulation 2861:2004 for their production processes. These certifications were renewed in 2006. As of December 31, 2011 these production facilities held the following certifications: (i) Food Safety and Quality Management (HACCP); (ii) Quality Management (ISO 9001); (iii) Environment Management (ISO 14001);  (iv) Security and Occupational Health (ISO 18000); and (v) Food Safety Management under ISO 22000 regulations and Best Practices of Food Manufacturing under PAS 220.

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

Another international recognition was the obtaining achieving the Iberoamerican Quality Award for Plants from FUNDIBEQ, organization attached to the Ibero-American Summit of Heads of State and Government of the Iberoamerican Secretary General’s office (SEGIB).

In 2011 EDASA was recognized by the Ministry of Industry, Trade and Labor of the province of Córdoba, with the “Award for Eco efficiency”, for its efforts in reducing the carbon footprint in its operations during 2010. Another important award during of 2011 has been the “Live Positively” Cup awarded by the Latin America South Division of TCCC, who governed by the concept of sustainable development in our “social license” to operate, conducted a Ranking of bottlers according to performance in sustainability based on 5 pillars: Work environment; Water; Energy; Sustainable packaging; Wellness and Community.

C.                     Organizational Structure

The following table presents information relating to the main activity of our subsidiaries and our direct and indirect ownership interest in them as of the date of preparation of this document:

Subsidiary	Activity	Country of Incorporation	Percentage Ownership
Embotelladora Andina Chile S.A.(2)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
Vital Jugos S.A.	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	57.00
Vital Aguas S.A.	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	56.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Envases Central S.A.	Manufacture and packaging of all kinds of beverages, and commercialize all kinds of packaging.	Chile	49.91
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carryout exclusively foreign permanent investments or lease all kinds of real estate.	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Rio de Janeiro Refrescos Ltda.	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Holdfab 2 Participações Ltda.	Manufacture, bottle and commercialize beverages and food in general, and beverage concentrate. Invest in other companies	Brazil	36.40
Sistema de Alimentos e Bebidas do Brasil Ltda..	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	5.74
Leao Junior S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	18.20
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
Embotelladora del Atlántico S.A.(3)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Abisa Corp.	Invest in financial instruments.	British Virgin Islands	99.99

(2)          At the Extraordinary Shareholders’ Meeting held November 22, 2011, the shareholders of Embotelladora Andina Chile S.A. agreed to increase the capital of the latter from Ch$10,000,000 -divided into 10,000 shares- to Ch$4,778,206,076 -divided into 4,778,206 shares-. It was agreed that the capital increase was to be subscribed and paid by the shareholder Embotelladora Andina S.A. through the contribution of movable goods and real estate property, which are identified in the minutes of the Shareholders’ Meeting. The Shareholders’ Meeting was reduced to public document on November 28, 2011, granted by the notary public of Santiago, Cosme Gomila.

(3)          At the Extraordinary General Shareholders’ Meeting held November 1st 2011, Embotelladora del  Atlántico S.A. decided to divide part of its equity to form a new company, Andina Empaques Argentina S.A., for the purpose of developing the design, manufacture and sale of all kinds of plastic products or products derived from the industry for plastics, primarily in the packaging division. Accounting and tax effects will begin on January 1st 2012.

The following chart presents in summary form the Company’s direct and indirect ownership participations in subsidiaries and affiliates:

CHILE BRAZIL ARGENTINA BRITISH VIRGIN ISLANDS

EMBOTELLADORA ANDINA S.A.
99.90%
Andina Bottling Investments S.A.
0.10%
99.99%
Embotelladora Andina Chile S.A.
0.001%
99.90%
Transportes Andina Refrescos Ltda.
0.10%
99.99%
Andina Inversiones Societarias S.A.
99.90%
Servicios Multivending Ltda.
0.10%
56.50%
Vital Aguas S.A.
99.90%
0.10%
Andina Bottling Investments Dos S.A.
49.91%
Envases Central S.A.
99.99%
Abisa Corp.
99.98%
Andina Empaques Argentina S.A.*
0.003%
99.98%
Embotelladora del Atlántico S.A.
0.003%
57.00%
Vital Jugos S.A.
50.00%
Envases CMF S.A.
99.99%
Rio de Janeiro Refrescos Ltda.
36.40%
Holdfab 2 Participações Ltda.
18.20%
Leão Junior S.A.
5.74%
Sistema de Alimentos e Bebidas do Brasil Ltda.
11.32%
Kaik Participações Ltda.

D.            Property, Plants and Equipment

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties, and facilities in each of the franchise territories:

Location	Main Use	Surface (Square Meters)
CHILE
Embotelladora Andina S.A.
Región Metropolitana	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	494,386

Rancagua	Warehouses	25,920

San Antonio	Warehouses	19,809
Vital Jugos S.A.
Región Metropolitana	Offices / Production of Juices	40,000

Vital Aguas S.A.

Rengo	Production of Waters	12,375
Envases CMF S.A.
Región Metropolitana	Offices / Production of PET bottles and preforms	74,001

Envases Central S.A.
Región Metropolitana	Offices / Production of Soft Drinks	48,204

BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	249,470
Vitória	Offices / Production of Soft Drinks / Warehouses	93,320

Nova Iguaçu	Warehouses	82,618

Bangu	Distribution Center	44,389

Campos	Distribution Center	42,370

Cachoeira do Itapemirim	Cross Docking	8,000

São Cristovao	Distribution Center	4,500

São Goncalo	Distribution Center	10,880

Cabo Frio	Distribution Center	1,985

São Pedro da Aldeia	Distribution Center	10,139

ARGENTINA
Embotelladora del Atlántico S.A.
Córdoba	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	1,009,516
Santo Tomé	Offices / Warehouses	89,774
San Juan	Offices / Warehouses	48,036
Mendoza	Offices / Warehouses	41,579
Rosario	Offices / Warehouses	28,070
Río IV	Offices / Warehouses	7,482
San Luis	Offices / Warehouses	6,069
Buenos Aires	Production of PET bottles and preforms	27,043

We have full ownership of our properties and they are not subject to material encumbrances.

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2011			2010
	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Chile	157	82	96	157	79	88
Brazil	272	68	79	222	81	99
Argentina	169	60	75	141	65	83
Other beverages (millions of UCs)
Chile	49	80	98	49	77	97
Argentina	54	25	47	4	40	75
PET packaging (millions of bottles)	750	92	100	639	93	100

Total installed annual production capacity assumes production of the mix of products and containers produced in 2011.

In 2011, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity; we also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations.  At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2011, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 701 million unit cases. Our primary facilities include:

•                          through Embotelladora Andina, in the Chilean territory,  one soft drink production facility with eight production lines with total installed annual capacity of 157 million unit cases (22.4% of our total installed annual capacity) and one soft drink production facility that during 2012 will replace the current one and will increase capacity to 228 million unit cases;

•                          through Vital Jugos in the Chilean territory, one fruit juice production facility, with six production lines, with total installed annual capacity of 21 million unit cases (3.0% of our total installed annual capacity);

•                          through Vital Aguas in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 28 million unit cases (4.0% of our total installed annual capacity);

•                          through Rio de Janeiro Refrescos in the Brazilian territory, two soft drink production facilities with eleven production lines with total installed annual capacity of 272 million unit cases (38.8% of our total installed annual capacity); and

•                          through Embotelladora del Atlántico in the Argentine territory, one soft drink production facility with seven production lines with a total installed annual capacity of 169 million unit cases (24.1% of our total installed annual capacity); and one production facility for bottles and preforms that covers the needs of the Coca-Cola system in that country with a total installed annual capacity of 750 million units  and one facility for the production of juices with one production line that covers the needs of our franchise with a total installed annual capacity of 4 million unit cases (0.6% of our total installed annual capacity), and one production line for waters and sensistive products with a total installed annual capacity of 51.2 million unit cases (7.3% of our total installed annual capacity)

ITEM 4A.                     UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not Applicable .

ITEM 5.                              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

The following discussion should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto.

These Financial Statements have been prepared in accordance with IFRS issued by the IASB.

These Financial Statements reflect the consolidated financial position of Embotelladora Andina. S.A. and its subsidiaries as of December 31, 2011, and 2010 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2011, 2010, and 2009, all of which were approved by the Board of Directors on April 26, 2012.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil and Argentina. Our subsidiaries outside Chile prepare their financial statements in accordance with IFRS and to comply with local regulations in accordance with generally accepted accounting principles of the country in which they operate. The Consolidated Financial Statements reflect the results of the subsidiaries outside of Chile, translated to Chilean pesos (functional and reporting currency of the parent company) and are presented in accordance with IFRS.  The International Financial Reporting Standards requires assets and liabilities to be translated from the functional currency of each entity to the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized

Factors Affecting Comparability

During 2011, there were no changes in the application of IFRS as compared to the previous year that could materially affect the comparability of the financial statements. Nevertheless, due to the partial sale of Vital Jugos S.A. in Chile, this subsidiary no longer consolidates results with Andina.  The main effect to consider is that Andina’s results for 2011 do not include the juice volumes that Vital Jugos sold to Embonor and Polar, while 2010 volumes include these sales.

Critical Accounting Estimates

Discussion of critical accounting estimates

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of our results of operations and financial position in the preparation of financial statements in conformity with IFRS. We cannot assure you that actual results will not differ from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates and assumptions about the effect of matters that are inherently uncertain. For a more detailed discussion of accounting policies significant to our operations, please see Note 2 to our Consolidated Financial Statements.

Provision  for doubtful accounts

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimate will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$114,618,699 at December 31, 2011 (ThCh$105,059,078 in 2010), net of an allowance for doubtful accounts provision of ThCh$1,544,574 (ThCh$1,225,556 in 2010). Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

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

Estimated impairment loss on goodwill

The Group tests annually whether goodwill has undergone any impairment. The recoverable amounts of cash generating units have been determined on the basis of value in use calculations. The key variables that management must calculate include the sales volume, prices, marketing expense, and other economic factors. Estimating these variables requires considerable judgment by the management, as those variables imply inherent uncertainties. However, the assumptions used are consistent with the Company’s internal planning. Therefore, the management evaluates and updates estimates from time to time according to the conditions affecting these variables. If these assets are deemed to have become impaired, the estimated fair value will be written off, as applicable. Should these assets deteriorate, they will be written off to the estimated fair value or future recoverable value, in accordance with discounted cash flows. Estimated future free cash flows in Brazil and Argentina were discounted at a rate of 15% and generated a higher value than the respective assets, including the surplus value of the Brazilian and Argentine subsidiaries.

Liabilities for bottle and case collateral

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

Operating Results

Summary of Operations

The following table sets forth, for the periods indicated, sales volume, net sales and operating income for the Company’s operations in Chile, Brazil and Argentina, respectively, expressed in each case in nominal million Chilean pesos as of December 31, 2011, 2010 and 2009, and as a percentage of consolidated net sales or operating income, as the case may be:

	Years ended December 31,
	2011	2010	2009
	MUCs	MUCs	MUCs
Sales volume:
Chile	157.8	161.5	152.4
Soft Drinks	134.8	132.6	128.0
Mineral Water	10.6	9.3	8.1
Juices	12.4	19.6	16.3
Brazil	205.1	202.5	185.3
Soft Drinks	183.5	187.0	173.7
Mineral Water	4.5	3.7	2.5
Juices	13.4	7.9	5.0
Beer	3.7	3.9	4.1
Argentina	138.3	125.2	120.9
Soft Drinks	129.6	118.4	117.9
Mineral Water	6.1	4.8	1.7
Juices	2.6	2.0	1.3

	Years ended December 31,
	2011		2010		2009
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Chile	$304,948	31.0%	$295,659	33.3%	$273,098	34.8%
Brazil	445,693	45.4	407,782	45.9	339,546	43.2
Argentina	232,223	23.6	185,273	20.8	174,438	22.2
Inter-country eliminations(1)	—		—	—	(1,237)	(0.20)
Total	$982,864	100%	$888,714	100%	$785,845	100%

Operating income:
Chile	56,170	39.4%	57,442	38.5%	53,905	40.4%
Brazil	64,047	45.0	72,252	48.4	59,949	45.0
Argentina	25,942	18.2	23,442	15.7	23,212	17.4
Corporate expenses(2)	(3,735)	(2.6)	(3,902)	(2.6)	(3,943)	(2.8)
Total	$142,424	100%	$149,234	100%	$133,123	100%

(1)                               Eliminations represent intercompany sales.

(2)                               Corresponds to corporate expenses that are not distributable in the operations.

The following table sets forth, for the periods indicated, the net sales and operating income contributed by each of our business segments, expressed in each case in nominal million Chilean pesos as of December 31, 2011, 2010 and 2009, and as a percentage of consolidated net sales or operating income, as the case may be:

	Years ended December 31,
	2011		2010		2009
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Soft drinks	$829,888	84.4%	$758,943	85.4%	$683,736	87.0%
Other beverages(1)	145,121	14.8	121,650	13.7	94,005	12.0
Packaging	7,855	0.8	8,121	0.9	8,104	1.0
Total	$982,864	100%	$888,714	100%	$785,845	100%
Operating income:
Soft drinks	$128,783	90.4%	$136,891	91.7%	$120,738	90.7%
Other beverages(1)	10,923	7.7	9,518	6.4	9,319	7.0
Packaging	2,718	1.9	2,825	1.9%	3,066	2.3
Total	$142,424	100%	$149,234	100%	$133,123	100%

(1)                Includes, in Chile, waters and juices; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored waters and juices.

The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in nominal million Chilean pesos as of December 31, 2011, 2010 and 2009, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2011		2010		2009
	MCh$	%	MCh$	%	MCh$	%
Net sales	$982,864	100%	$888,714	100%	$785,845	100%
Cost of sales	(578,581)	(58.9)	(506,882)	(57.0)	(455,300)	(57.9)
Gross profit	404,283	41.1	381,832	43.0	330,545	42.1
Distribution, administrative and selling expenses	(261,859)	(26.6)	(232,598)	(26.2)	(197,422)	(25.1)
Operating income	142,424	14.5	149,234	16.8	133,123	16.9
Non-operating income (expenses), net	(10,712)	(1.1)	(9,294)	(1.0)	(5,972)	(1.0)
Income taxes	(34,685)	(3.5)	(36,340)	(4.1)	(29,166)	(3.7)
Net income	$97,027	9.9%	$103,600	11.7%	$97,985	12.5%

Results of Operations for the Years Ended December 31, 2011and 2010

	Chile		Brazil		Argentina		Total (1)
	2011	2010	2011	2010	2011	2010	2011	2010

Net sales	$304,948	$295,659	$445,693	$407,782	$232,223	$185,273	$982,864	$888,714
Cost of sales	(176,464)	(170,125)	(267,389)	(232,906)	(134,728)	(103,851)	(578,581)	(506,882)
Gross profit	128,484	125,534	178,304	174,876	97,495	81,422	404,283	381,832
Distribution, administrative and selling expenses(2)	(72,314)	(68,092)	(114,258)	(102,624)	(71,552)	(57,980)	(258,124)	(228,696)
Corporate expenses							(3,735)	(3,902)
Operating income	$56,170	$57,442	$64,046	$72,252	$25,943	$23,442	$142,424	$149,234

(1)               Total does not equal the sum of all the franchise territories due to inter-country eliminations.

(2)               The majority of corporate expenses were distributed in the operations.

Net Sales

Consolidated Sales Volume amounted to 501.2 million unit cases in 2011, an increase of 2.5%. Soft Drinks grew 2.3%, while the other categories of, Juices, Waters, and Beer together increased by 4.2%. Particularly, the Waters segment recorded a significant 19.6% increase.

The variations in the exchange rates of the Brazilian real and Argentine peso with respect to the Chilean peso, affect our results expressed in Chilean pesos. On average during the year and with respect to the Chilean peso, the Brazilian real devalued 0.3% resulting in a slight negative accounting effect upon translation of figures from Brazil; and the Argentine peso devalued 10.15%, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative accounting effect over results upon translation of figures from Argentina.

Net Sales amounted to Ch$982,864 million, a 10.6% increase mainly explained by the increase in volume and prices in the three countries. Of the consolidated net sales, soft drinks represented 84.4% in 2011, slightly lower when compared to the 85.4% in 2010.

In Chile, Sales Volume amounted to 157.8 million unit cases, a 2.3% decline, mainly explained by the 37.1% decrease in the juice segment. Due to the partial sale of Vital Jugos in Chile which occurred in January of 2011, this subsidiary no longer consolidates with Andina, therefore, 2011 volumes do not include the juice volume that Vital Jugos sold to Embonor and Polar (the other two Chilean Coca-Cola bottlers). Without considering this effect, volumes in Chile would have posted a 3.4% growth, with soft drink volumes growing 1.7% and the Juice and Water segment growing 14.9%. Regarding soft drinks, better execution in the market, allowed us to gain 10 bps of market share, thus reaching 69.2%. Our average value market share was 71.6% during 2011 compared to 71.8% in 2010. With respect to Juices and Waters, these are categories which still have low per capita consumption as compared with more developed markets, and thus have been presenting high growth rates in the last years.

Net Sales amounted to Ch$304,948 million, a 3.1% improvement, driven by higher volumes and prices, and offset by the non consolidation of Vital Jugos, which participated in 2010 in 4.5% of total revenues. Soft drink net sales in Chile amounted to Ch$255,436 million during 2011, representing a 5.9% increase regarding the previous year, principally explained by a 1.7% increase in volumes and by an increase of the average income per unit case. Net sales of juices and waters in Chile was Ch$49,512 million in 2011, showing a decrease of 9.1% from 2010. This decrease was led by a 37.1% decrease of sales volume of the juice segment, explained by the non consolidation of Vital Jugos in 2011. When considering proforma sales, juice sales would have grown 20.5%, led by a 15.1% volume increase, coupled with price increases slightly above local inflation.

In Brazil, Sales Volume amounted to 205.1 million unit cases, a 1.3% increase driven by the Juice, Water and Beer segment (+39.4%), while the soft drinks category showed a 1.9% decrease. Soft drink volumes were negatively impacted by the consumption slowdown observed in the economy during all of 2011, by higher inflation and by adverse weather conditions.  Juices and Waters were positively impacted by the incorporation to our portfolio of the Matte Leão brand. Net Sales reached Ch$445,693 million (+9.3%) due to higher volumes, price adjustments in line with local inflation and a change of our product mix towards more expensive products. In year 2011, our average volume market share in the soft drink market in Brazil reached 57.4%, same figure as 2010, reflecting a strong competitive position. Our average value market share was 66.4% during 2011 compared to 67.0% in 2010.

Soft drink Net Sales in Brazil amounted to Ch$365,604 million during 2011, representing a 4.2% increase regarding the previous year, mainly explained by price adjustments that were slightly below local inflation, coupled with  the decrease of 1.9% in  soft drinks volumes.  On the other hand, the Company’s beer, water and juice operations in Brazil generated net sales in 2011 of Ch$80,089  million, representing a 40.6% increase from 2010, mainly explained by increased volumes due to the incorporation to our portfolio of the Matte Leão brand.

In Argentina, Sales Volume amounted to 138.3 million unit cases, an increase of 10.5%.  Soft drinks grew 9.4% and the other categories of juices and waters together grew 29.1%. Net Sales reached Ch$232.223 million (+25.3%), explained by (i) price increases in local currency, in line with local inflation, (ii)  volume increases, and (iii) the devaluation of the Argentine peso with respect to the Chilean peso. In year 2011, our average volume market share in the soft drink market in Argentina increased to 57.3% reflecting that we maintain a strong competitive position. Our average value market share was 63.4% during 2011 compared to 62.8% in 2010.

Soft drinks Net Sales in Argentina amounted to Ch$208.848 million during 2011, representing a 25.1% increase  when compared to the previous year, mainly explained by higher volumes in this segment and price increases, that were in line with local inflation, in local currency.  Net sales of PET packaging and juices in Argentina were Ch$23,375 million in 2011, representing an increase of 27.5% compared to 2010 resulting from the same reasons given for the increase in Soft Drinks Net Sales.

Cost of Sales

Cost of sales were Ch$578,581 million in 2011, representing 58.9% of net sales, compared to Ch$506,882 million, or 57.0% of net sales in 2010. The increase in cost of sales in 2011 was principally due to (i) significant increase in the cost of sugar per unit case in the three countries where we operate; (ii) change in the mix of products in Chile and Brazil, and (iii) increased concentrate costs in Chile and in Argentina, (iv) increased labor costs in Chile and (v) high inflation in Argentina that affects an important portion of our cost of sales.

In Chile, Cost of Sales were Ch$176,464 million in 2011, a 3.7% increase when compared to the Ch$170,125 million in 2010. The cost of sales per unit case sold reached Ch$1,118 in 2011, a 6.2% increase when compared to 2010, mainly due to (i) sugar costs per unit case that on average were approximately 16% above last year, explaining  20% of the increase in the cost  of sales per unit case (ii)  higher mix of distributed juice and water products in our total sales, which explains 35% of the increase in the cost of sales per unit case, (iii) an 8% increase in the concentrate cost per unit case,  which explains 23% of the increase in the cost of sales  per unit case,  and (iv)  higher labor costs due to an increase in wages and to the fact that the Company has been running two production plants simultaneously during the fourth quarter of 2011.  The percentage representing cost of sales regarding net sales was 57.9% for the year 2011 and 57.5% for the year 2010.

In Brazil, Cost of Sales were Ch$267,389 million in 2011, a 14.8% increase when compared to the Ch$232,906 million in 2010.  The cost of sales per unit case  reached Ch$1,304 in 2011, increasing 13.4% when compared to 2010,  mainly due to (i) higher mix of distributed products in our total sales, which explains 74% of the increase in the cost of sales per unit case, (ii) increased costs of PET bottles (approximately 14% higher per unit case when compared to 2010), and which explains 11% of the increase in cost of sales per unit case and (iii) sugar costs per unit case, that on average were approximately 5% higher when compared to 2010, and which explains 5% of the increase in the cost of sales per unit case. The percentage representing cost of sales regarding net sales was 60.0% for 2011 and 57.1% for the year 2010.

In Argentina, Cost of Sales were Ch$134,728 million in 2011, a 29.7% increase when compared to the Ch$103,851 million in 2010. The cost of sales per unit case reached Ch$974 in 2011, increasing 17.4% when compared to 2010, mainly due to increases in (i) sugar costs, that on average, and in local currency, were approximately 68% higher per unit case, when compared to last year, and which explains 45% of the increase in cost of sales per unit case, (ii) higher concentrate prices, due to price increases,   which explains 26% of the increase in cost of sales per unit case and (iii) the 10.15% devaluation of the Argentine peso with respect to the Chilean peso, resulting in a positive accounting impact upon translation of figures from local currency to Chilean pesos. The percentage representing cost of sales regarding net sales was 58.0% during 2011 and 56.1% for the year 2010.

Gross Profit

Due to the aforementioned, gross profit in 2011 increased by 5.9%, reaching Ch$404,283 million, or 41.1% of net sales, compared to Ch$381,832 million, or 43.0% of net sales in 2010.

Distribution , Administrative and Selling Expenses

Distribution, administrative and selling expenses amounted to Ch$261,859 million in 2011, representing 26.6% of net sales for 2011, a 12.6% increase with respect to the Ch$232,598  million in 2010, that represented 26.2% of net sales for that year. SG&A expenses increased principally because of (i) higher distribution costs in the three countries where we operate, (ii) higher labor costs in Argentina and in Chile and (iii) higher inflation in Argentina.

In Chile, SG&A expenses were Ch$72,314 million in 2011, a 6.2% increase when compared to the Ch$68,092 million in 2010.  This increase was mainly due to (i) distribution costs which were 14% higher than the previous year,   (ii) a 12% increase in labor costs due to wage increases, hiring of third party logistic personnel, and  to the fact that the Company has been running two production plants simultaneously during the fourth quarter of 2011, and (iii)  higher depreciation charges (57% increase)  mainly associated with the new bottling facility.  As a percentage of net sales, selling and administrative expenses were 23.7% in 2011 compared with 23.0% in 2010

In Brazil, SG&A expenses were Ch$114,258 million in 2011, a 11.3% increase when compared to the Ch$102,624 million in 2010.  The main factors that explain this increase are (i) higher distribution costs, which grew 14% when compared to 2010, and (ii) higher marketing expenses, which grew 17%. As a percentage of net sales, selling and administrative expenses were 25.6% in 2011 compared with 25.2% in 2010.

In Argentina SG&A expenses were Ch$71,552 million in 2011, a 23.4% increase when compared to the Ch$57,980 million in 2010. This increase was mainly due to (i) distribution costs which were 24% higher than the previous year, due to higher volumes and local inflation, (ii) a 28% increase in labor costs due to wage increases as a result of local inflation, and    (iii) higher plant to warehouse transportation costs, which increased 25%. As a percentage of net sales, selling and administrative expenses were 30.8% in 2011 compared with 31.3% in 2010.

Operating Income

As a consequence of the aforementioned, Operating Income decreased 4.6% in 2011, amounting to Ch$142,424 million, or 14.5% of net sales, compared to Ch$149,234 million, or 16.8% of net sales in 2010.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	For the year ended December 31,
	2011	2010
	(million Ch$)

Other income and expenses, by function and other gains and losses	$(7,511)	$(7,143)
Financial Income	3,182	3,376
Financial Costs	(7,235)	(7,402)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	2,026	2,315
Exchange rate differences	3	(222)
Profit from unit of adjustment	(1,177)	(218)
Non-operating income, net	$(10,712)	$(9,294)

Non-Operating Results totaled a loss of (Ch$10,712) million, which compares negatively to a loss of (Ch$9,294) million recorded during 2010. The account with greater variation is “Other income and expenses, by function and other gains and losses” which reflects a higher loss of Ch$368 million due to (i) increased provisions for contingencies relating primarily to the Brazilian operation; (ii) greater property, plant and equipment write-offs relating mainly to the construction of the new plant located in Renca; partially offset by (iii) losses registered in 2010 and not present in the year 2011 resulting from the earthquake on February 27, 2010 (iii) earnings recognized in 2011 resulting from benefits associated with tax credits from previous years recognized by Brazilian authorities (iv) earnings in the proportional sale of the affiliate Vital juices S.A. in January 2011 (v) greater earning per the update of judicial deposits (vi) lower expenses in 2011 regarding 2010 resulting from non-operating fees and donations.

Income Taxes

Income taxes in 2011 decreased 4.6% to Ch$34,685 million compared to Ch$36,340  million in 2010. The decrease is principally explained by (i) lower profits from the Brazilian operation during the year 2011 versus the year 2010, which are partially offset by (ii) greater profits from the Argentine operation during the year 2011 versus the year 2010.

Net Income

As a result of the aforementioned, net income in 2011 was Ch$97,027 million, representing 9.9% of net sales and a decrease of 6.3% compared to net income of Ch$103,600 million in 2010.

Results of Operations for the Years Ended December 31, 2010 and 2009

	Chile		Brazil		Argentina		Total (1)
	2010	2009	2010	2009	2010	2009	2010	2009

Net sales	$295,659	$273,098	$407,782	$339,546	$185,273	$174,438	$888,714	$785,845
Cost of sales	(170,125)	(155,157)	(232,906)	(201,346)	(103,851)	(100,034)	(506,882)	(455,300)
Gross profit	125,534	117,941	174,876	138,200	81,422	74,404	381,832	330,545
Distribution, administrative and selling expenses(2)	(68,092)	(64,036)	(102,624)	(78,251)	(57,980)	(51,192)	(228,696)	(193,479)
Corporate expenses							(3,902)	(3,943)
Operating income	$57,442	$53,905	$72,252	$59,949	$23,442	$23,212	$149,234	$133,123

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

In Chile, Sales Volume amounted to 161.5 million unit cases, a 6.0% growth. This growth was a result of increased soft drink volumes (+3.6%), our main category, as well as an increase in juices and waters (18.4%). Regarding soft drinks, better execution at the point of sales allowed us to gain 50 bps of market share, thus reaching 69.1%. Our average value market share in the soft drinks category was 71.8% during 2010 compared to 71.7% in 2009. With respect to Juices and Waters, these are categories which still have low per capita consumption compared with more developed markets, and thus have been presenting high growth rates in the last years.  Also, we launched new flavors and packages in some categories like Powerade Frutilla (Strawberry) and Aquarius Uva (Grape).

Net Sales amounted to Ch$295,659 million, an 8.3% improvement, driven by the aforementioned higher volumes and price increases slightly below local inflation.  Soft drink Net Sales in Chile amounted to Ch$241,172 million during 2010, representing a 7.0% increase regarding the previous year, principally explained by a 3.6% increase in volumes and by an increase of the average income per unit case, as a result of price increases which aim at compensating our cost inflation.  Net sales of Juices and Waters in Chile was Ch$54,486 million in 2010, showing an increase of 14.0% from 2009. This growth was led by an 18.4% increase in sales volumes of these segments, and partially offset by lower income per unit case, mainly due to an increase in the mix of water, which has lower prices than juices.

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

In Brazil, Cost of Sales were Ch$232,906 million in 2010, a 15.7% increase when compared to the Ch$201,346 million in 2009. The cost of sales per unit case sold reached Ch$1,150  in 2010, increasing 5.8% when compared to 2009,  mainly due to (i) sugar costs per unit case that on average was approximately 30% above last year, explaining  54% of the increase in the cost of sales per unit case, (ii) higher mix of distributed products in our total sales, which explains 70% of the increase in the cost of sales per unit case, and partially offset by a 12% decrease in PET costs per unit case, explaining a 26% decrease in the total cost of sales per unit case. The percentage representing cost of sales regarding net sales was 57.1% for the year 2010 and 59.3% for the year 2009.

In Argentina, Cost of Sales were Ch$103,851 million in 2010, a 3.8% increase when compared to the Ch$100,034 million in 2009. The cost of sales per unit case sold reached Ch$829 in 2010, flat when compared to 2009, where the increase in the sugar price and the change in the mix towards distributed products were offset by the decrease in the price of bottle caps and PET resin, and by lower depreciation charges. The percentage representing cost of sales regarding net sales was 56.1% for the year 2010 and 57.3% for the year 2009.

Gross Profit

Due to the aforementioned, gross profit in 2010 increased by 14.7%, reaching Ch$381,832 million, or 43.0% of net sales, compared to Ch$330,545 million, or 42.1% of net sales in 2009.

Distribution, Administrative and Selling Expenses

Administrative and Selling expenses amounted to Ch$232,598 million in 2010, this represented 26.2% of net sales for 2010 and a 17.8% increase with respect to the Ch$197,422 million in 2009, that represented 25.1% of net sales for that year. SG&A increased by (i) higher distribution costs in the 3 countries where we operate, (ii) the effect upon translation of figures of our operations in Brazil and (iii) the adjustment of freight fees.

In Chile SG&A expenses were Ch$68,092 million in 2010, a 6.3% increase when compared to the Ch$64,036 million in 2009. This increase was mainly due to (i) distribution costs which were 9% higher than the previous year, mainly explained by an increase in volumes, and by an increase in our third party freight fees, as a result of higher labor and fuel costs, and (ii) higher expenses from the Company’s IT division, among others. As a percentage of net sales, selling and administrative expenses were 23.0% in 2010 compared with 23.4% in 2009.

In Brazil SG&A expenses were Ch$102,624 million in 2010, a 31.1% increase when compared to the Ch$78,251 million in 2009. The main factors that explain this increase are (i) higher distribution costs, which grew 26%, and (ii) higher labor costs, which grew 35% and (iii) )  other fixed costs which were affected by local inflation, mainly third party services. As a percentage of net sales, selling and administrative expenses were 25.2% in 2010 compared with 23.0% in 2009

In Argentina SG&A expenses were Ch$57,980 million in 2010, a 13.3% increase when compared to the Ch$51,192 million in 2009. This increase was mainly explained by (i) distribution costs which were 16% higher than the previous year, due to higher volumes and local inflation   (ii) a 13% increase in labor costs due to wage increases as a result of local inflation, and  (iii)  other fixed costs which were affected by local inflation, mainly leases and third party services. As a percentage of net sales, selling and administrative expenses were 31.3% in 2010 compared with 29.3% in 2009

Operating Income

As a consequence of the aforementioned, Operating Income increased 12.1% in 2010, amounting to Ch$149,234 million, or 16.8% of net sales, compared to Ch$133,123 million, or 16.9% of net sales in 2009.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	For the year ended December 31,
	2010	2009
	(million Ch$)

Other income and expenses, by function and other gains and losses	$(7,143)	$(3,423)
Financial Income	3,376	3,952
Financial Costs	(7,402)	(8,124)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	2,315	1,604
Exchange rate differences	(222)	(621)
Profit from unit of adjustment	(218)	640
Non-operating income, net	$(9,294)	$(5,972)

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

Impact of Foreign Currency Fluctuations

In Chile we had gains of Ch$3 million in 2011 due to the revaluation of the Chilean peso, compared to a negative impact of foreign currency fluctuations in 2010 in the amount of approximately Ch$222 million, due to our low net asset position in U.S. dollars amounting to a total of approximately US$3 million.

In accordance with IFRS conversion methods, assets and liabilities from Argentina and Brazil are converted from their functional currency (Brazilian Real and Argentine Peso, respectively) to the reporting currency of the parent company (Chilean peso) at the end of period exchange rate, and income accounts at the exchange rate as of the date of the transaction or monthly average exchange rate of the month when it took place.  The effects of translation are presented as comprehensive income and do not affect the results for the years ended December 31, 2011, 2010 and 2009. The translation effects due to the currency conversion undertaken for assets and liabilities in accordance with the method previously explained resulted in a decrease of other comprehensive income of Ch$2,600 during 2011 (decrease of Ch$5,171  million during 2010 and increase of Ch$6,496 million during 2009) for Brazil and an increase of other comprehensive income of Ch$635 million during 2011 (decrease of Ch$4,279 and Ch$15,428 million during 2010 and 2009 respectively) for Argentina.  We also present under other comprehensive income the net effect as result of the restatement of Chilean pesos to U.S. Dollars and Brazilian Reais to U.S. dollars resulting from the update of intercompany accounts that have designated as part of the Company’s investment,  this effect resulted in an increase of Ch$1,087 million during 2011 ( decrease of Ch$1,845 and Ch$1,355 million during 2010 and 2009).

We use hedge agreements, to protect against foreign currency risk. In 20011 and 2010 these agreements partially offset the effects of the variation of the Chilean peso exchange rate, whose results are recorded as earnings and losses in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

Capital Resources, Treasury and Funding Policies

The products we sell are mainly paid for in cash and short term credit, and  thereforeour main source of financing comes from the cash flow of our operations.  This cash flow has historically  been sufficient to cover  the investments necessary for  the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting.  Should  additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

Certain restrictions could exist to transfer funds among our operating subsidiaries. We have transferred funds from Argentina to Chile through capital reductions in 2009 and 2010, but in 2011, all cash flow generated by the subsidiary in Argentina was reinvested in the operation. During 2009, 2010 and 2011 we received dividends from our subsidiary in Brazil.  No assurance can be made that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

Our management believes that through these sources, we have sufficient financial resources available to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends to shareholders. The amount and frequency of future dividends to our shareholders will be determined by the General Shareholders’ Meeting upon the proposal of our board of directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future, except for the minimum 30% of annual profits required by Chilean law.

Our board of directors has been empowered by our shareholders to define our financing and investment policies. Our bylaws do not define a strict financing structure, nor do they limit the types of investments we may make. Traditionally, we have preferred to use our own resources to finance our investments.

Our general financing policy is that each subsidiary should finance its own operations. From this perspective, each subsidiary’s management must focus on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should increased financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our policy is to prefer local financing to allow for natural hedging. If local financing conditions are not acceptable, because of costs or other constraints, Andina will provide financing.

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

Cash Flows from Operating Activities 2011 vs Cash Flows from Operating Activities 2010

Cash flows  from operating activities during 2011 amounted to Ch$138,950 million compared to Ch$125,848 million in 2010.  The increase in cash flow generation came mainly from greater collections from clients partially offset by greater payments to suppliers, due to greater sales volume and increased prices in line with local inflation in each country.  Other operating cash flows did not vary significantly.

Cash Flows from Operating Activities 2010 vs Cash Flows from Operating Activities 2009

Cash flows from operating activities during 2010 amounted to Ch$125,848 million compared to Ch$131,126 million in 2009.  The decrease in cash flow generation is mainly due to lower income tax charges during 2009 resulting from tax loss carry forwards and other tax benefits which did not occur during 2010.

Cash Flows from Investing Activities 2011 vs Cash Flows from Investing Activities 2010

Cash flows for investing activities (includes purchase and sale of: property, plant and equipment; investment in associated companies; and financial investments) amounted to Ch$89,621 million in 2011 compared to Ch$80,504 million during 2010.

The main item of investing activities is the purchase of property, plant and equipment which went from Ch$95,462 million in 2010 to Ch$126,931 million in 2011. This figure is  highly influenced by the investment in a new bottling facility in Chile. Also, during 2011 we liquidated net financial investments in the amount of Ch$35,938 million and during 2010 we liquidated net financial investments in the amount of Ch$25,590 million. However, as of December 31, 2011, we had Ch$46,959 million invested in time deposits and other short-term investments.

Finally, during 2011we carried out the   sale of 43% of Vital Jugos, along with capital contributions in the associated company amounting to Ch$829 million.

During 2010 we carried out investments in Brazilian associated companies related to the iced tea and matte business, amounting to Ch$15,229 million, which was financed with own operating resources.

Cash Flows from Investing Activities 2010 vs Cash Flows from Investing Activities 2009

Cash flows for investing activities (includes purchase and sale of: property, plant and equipment; investment in associated companies; and financial investments) amounted to Ch$80,504 million in 2010 compared to Ch$84,318 million during 2009.

The main item of investing activities is the purchase of property, plant and equipment which went from Ch$49,482 million in 2009 to Ch$95,462 million in 2010. This figure is highly influenced by the investment in a new bottling facility in Chile. Also, during 2010 we liquidated net financial investments in the amount of Ch$25,590 million offset by greater net financial investments during 2009 in the amount of Ch$33,761 million. Additionally, during 2010 we carried out investments in Brazilian associated companies related to the iced tea and matte business, amounting to Ch$15,229 million, which was financed with own operating resources.

At December 31, 2011, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment.

We believe that cash flow generated by operations, cash balances, available lines of credit, including lines of credit from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

Cash Flows from Financing Activities 2011 vs Cash Flows from Financing Activities 2010

Our financing activities are directly related to dividend distributions to our shareholders, that record a utilization of cash resources amounting to Ch$70,906 million compared to $66,525 million during 2010, and borrowings from banks and payment of these loans, in order to finance these dividend payments and investments.  Worth mentioning is that as a result of our business’ seasonality, we generate greater cash flows during the summer months (December through March), therefore during the winter season we require short term financing  in order to fulfill our dividend and investment commitments.

Cash Flows from Financing Activities 2010 vs Cash Flows from Financing Activities 2009

Our financing activities are directly related to dividend distributions to our shareholders, that record a utilization of cash resources amounting to Ch$66,525 million compared to $62,348 million during 2009, and borrowings from banks and payment of these loans, in order to finance these dividend payments and investments.  Worth mentioning is that as a result of our business’ seasonality, we generate greater cash flows during the summer months (December through March), therefore during the winter season we require short term financing  in order to fulfill our dividend and investment commitments.

As of that date, we had available short-term credit lines in an amount equivalent to Ch$109.160 million. The aggregate unused portion of such lines of credit at that date was equivalent to Ch$87.046 million.

Our unused sources of liquidity include 14 lines of credit. In Chile, we had the equivalent of Ch$32.250 million in credit available from two separate lines. The unused portion of such lines of credit at that date was equivalent to Ch$30,025 million.  In Brazil, we had the equivalent of Ch$35.806 million in credit available with 6 lines. The unused portion of such lines of credit at that date was equivalent to Ch$29,326 million. In Argentina, we had the equivalent of Ch$40,731 million in credit available with five lines. The unused portion of such lines of credit at that date was equivalent to Ch$29,326 million.

Liabilities

For the period ending December 31, 2011, our total liabilities, excluding non controlling interest, were Ch$319,980 million, representing a 9.0% increase compared to December 31, 2010. The increase in total liabilities resulted principally from higher trade accounts payable, higher no-current provisions and higher bank liabilities in Argentina, partially offset by lower accounts payable to related companies and lower post-employement benefit liabilities. As of December 31, 2011, our non-current liabilities included (i) other non current financial liabilities of Ch$74,641 million, (ii) other non-current provisions of Ch$7,883 million, (iii) deferred tax liabilities for Ch$35,245 million; (iv) non-current employee benefit provisions for Ch$5,130 million; and (v) other non-current non-financial liabilities for Ch$437 million, totaling non-current liabilities for Ch$123,337 million during 2011 compared to Ch$117,895 million during 2010.

For the period ending December 31, 2011, our current liabilities, included (i) other current financial liabilities of Ch$23,093 million, (ii) commercial accounts and other accounts payable for Ch$127,941 million; (iii) current accounts payable to related entities for Ch$11,359 million; (iv) other current provisions for Ch$88 million; (v) current tax liabilities for Ch$3,821 million and (vi) other non financial current liabilities for Ch$30,341 million.  Total current liabilities during 2011 amounted to Ch$196,644 million compared to Ch$175,554 million during 2010.

As of December 31, 2011, our bond liabilities had a weighted average interest rate of 6.50% while our bank liabilities had a weighted average interest rate of 10.18%.

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2011:

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

•                  US$100 million of 7.875% Unsecured Notes due 2097.

The Company has repurchased, through our subsidiary Abisa Corp., for cash at par value the notes outstanding and the following notes were tendered:

•                  US$100 million of the 7.625% Unsecured Notes due 2027; and

•                  US$100 million of the 7.875% Notes due 2097.

During 2001, Andina completed a local bond placement in the Chilean capital markets of two series of bonds, one of which expired during 2008. The outstanding series as of December 31, 2011 is the following:

•                  UF 3.7 million series of bonds due 2026, with annual interest rate over inflation of 6.50%

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

F.              Contractual Obligations

The following table presents our contractual and comercial obligations as of December 31, 2011:

			Payments Due by Period
		Years
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in million nominal Ch$ as of December 31, 2011)

Long-term debt(1)	8,023	1,636	3,615	2,772	—
Short-term debt	8,464	8,464	—	—	—
Bonds payable(1)	116,436	8,030	16,060	16,060	76,286
Operating lease obligations	3,780	2,683	616	481	—
Purchase obligations	27,259	11,593	8,274	7,392

Total contractual obligations	163,962	32,406	28,565	26,705	76,286

(1)       See Note 16 of the Notes to the Consolidated Financial Statements for additional information.

The following table presents future expirations for the remaining long-term liabilities. These expirations have been made based on accounting estimates because the liabilities do not have specific dates of future payment as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in million nominal Ch$ as of December 31, 2011)
Provisions	7,883	7,883	—	—
Other long-term liabilities	5,567	855	1,292	3,420
Total long term liabilities	13,450	8,738	1,292	3,420

ITEM 6.                              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors.  The Company’s operations in Chile, Brazil and Argentina report to the Corporate Office. Effective December 31, 2011, the following officers no longer work at the Company:

•                  Jaime García, former Chief Executive Officer (his resignation was reported as a material event on July 13, 2011 to the Chilean Superintendence of Securities and the SEC, and also posted on our website)

•                  Michael Cooper, former Vice-president of Business Development

•                  Osvaldo Garay, former Chief Administration Officer

•                  Renato Barbosa joins the Company in Brazil effective January 1, 2012, replacing Alejandro Feuereisen who joins the Corporate Office as Chief Value Chain Officer.

Principal Officers

The following table includes information regarding our senior executives:

Name	Title	Biography

Miguel Ángel Peirano	Chief Executive Officer

Joined the Company in 2011, as Chief Executive Officer. Prior to his appointment in Andina he was President at FEMSA Cerveza Brazil from 2009 through 2011. With Coca-Cola FEMSA he held several positions: Vice-President. 2006-2008; Director of Operations in Argentina from 2003 though 2005; Commercial Director during 2002; Manufacturing Director in 2000 and Strategic Planning Director in 1999. He also worked as Assistant Manager at McKinsey & Company in 1999.

Date of birth: March 22, 1959

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

Date of birth; October 15, 1970

Name	Title	Biography

Rodrigo Ormaechea	Chief Strategic Planning Officer

Joined the Company in 2011 as Chief Strategic Planning Officer, prior to joining Andina he held the position of projects’ manager at Virtus Partners, strategic consultant at Bain & Co. in London, executive director at Uruguay Junior Achievement (NGO), relationship manager Corporate Banking and M&A at ABN AMRO Bank Uruguay and risk analyst at ABN AMRO Bank Brazil and Uruguay.

Date of Birth: January 7, 1976

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

Date of birth: September 22, 1956

German Garib	Chief Process and Information Officer	Joined the Company in 1998, as chief information officer. Prior to Andina, he was the marketing manager of IBM Chile. Date of birth: August 28, 1961

Alejandro A. Feuereisen	Chief Value Chain Officer

Joined the company in 1993. On January 1, 2012 he was appointed Chief Value Chain Officer at our Corporate Office. In 2010 he was appointed General Manager of our Brazilian operation. In August of 1998 he was appointed General Manager of EDASA. From September 1995 to July 1998, he served as the commercial manager of Embotelladora del Atlántico S.A. From 1993 to 1995, he was a sales manager at Andina and, from 1981 to 1992, an officer at Citibank, Santiago de Chile. During the last three years of his tenure at Citibank, he was vice president of the International Financial Institutions Group. From 1977 to 1980, he served as financial analyst at Leasing Andino S.A., a subsidiary of Banco de Chile.

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

Date of birth : May 23, 1968

Renato Barbosa	General Manager of Rio de Janeiro Refrescos Ltda.

Joins the Company on January 1, 2012 as General Manager of our operation in Brazil. Has worked in the Coca-Cola System for 23 years, primarily as General Manager of Brasal (Coca-Cola bottling company servicing the western central part of Brazil.) He also has worked for other large companies such as McDonald’s and Banco do Brasil.

Date of birth: January 14, 1960

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

As of December 31, 2011, our board of directors consisted of the following directors and alternate directors:

Name	Title	Information

Juan Claro	Chairman of the Board of Directors

Has been a member of the board of directors since April 2004.

Principal occupation: Entrepreneur and company directorships

Other directorships: Chairman of Embotelladora Andina, Energía Andina and Energía Llaima. Director of Entel, Antofagasta Plc, and Pesquera Friosur.

Date of birth: November 7, 1950

Salvador Said (1)	Vice Chairman of the Board of Directors

Has been a member of the board of directors since April 1992.

Principal occupation: Director of Said Holding Group

Other directorships: Cruz Blanca Salud S.A., Isapre Cruz Blanca S.A., , Parque Arauco S.A., Edelpa S.A., BBVA Chile and Endeavor Chile.

Date of birth: September 16, 1964

José Antonio Garcés, Jr.	Director

Has been a member of the board of directors since April 1992.

Principal occupation: General manager of Inversiones San Andrés Ltda.

Other directorships: Banco Consorcio, Banvida S.A.; Inmobiliaria FFV S.A., Fundación Paternitas, Viña Montes, Viña Garcés Silva Ltda., and USEC.

Date of birth: March 1, 1966

Arturo Majlis	Director

Has been a member of the board of directors since April 1997.

Principal occupation: Principal partner of the law offices of Grasty, Quintana, Majlis y Compañía

Other directorships: Asesorías e Inversiones Til Til S.A.; Asesorias e Inversiones MJS Ltda., Banchile Seguros de Vida, Seguros Orion and Mathiesen Group.

Date of birth: April 7, 1962

Gonzalo Said (1)	Director

Has been a member of the board of directors since April 1993.

Principal occupation: General manager and director of Newport Ltda.

Other directorships: Banco BBVA, BBVA Administradora General de Fondos S.A.

Date of birth: October 16, 1964

Brian J.Smith	Director

Has been a member of the board of directors since April 2009.

Principal occupation: President Coca-Cola de Mexico

Other directorships: Embotelladoras Coca-Cola Polar S.A.

Date of birth: December 10, 1955

Heriberto Urzúa (2)	Director

Has been a member of the board of directors since April 2006.

Principal occupation: Company directorships

Other directorships: Express de Santiago S.A., Hortifrut S.A., Relsa S.A., Forus S.A., Aceros Otero and Armacero S.A.

Date of birth: November 28, 1962

Ernesto Bertelsen	Alternate Director to Juan Claro

Has been a member of the board of directors since April 2005.

Principal occupation: Company directorships and financial advisor to companies

Other directorships: BBVA Inmobiliaria e Inversiones S.A.

Date of birth: March 18, 1945

Name	Title	Information

José Domingo Eluchans	Alternate Director to Salvador Said

Has been a member of the board of directors since April 2005.

Principal occupation: Partner at José Domingo Eluchans Asesorías Limitada Other directorships: Banco BBVA and Envases del Pacífico S.A.

Date of birth: August 6, 1953

Patricio Parodi	Alternate Director to José Antonio Garcés, Jr.

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

Principal occupation: Chairman of Inmobiliaria Aconcagua S.A.

Other directorships: Inversiones Mar Adentro S.A.

Date of birth: July 20, 1964

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

Other directorships: CMPC Tissue S.A.; Vendomática S.A.; Trabajando.com Chile S.A., and Foraco International S.A.

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

(1)                Salvador Said is the cousin of Gonzalo Said.

(2)                Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

B.            Compensation

Compensation of Principal Officers

The Company does not have any incentive plans other than salaries. The compensation system is a mixed one, composed by a base salary and participation, which are in accordance with each market and the competitive conditions of each one. For General Managers it also considers use of cash flow versus the budget and market share versus the established goals. Amounts are different depending on each officer, position and/or responsibility, but it is applicable to all of the Company. For the year ended December 31, 2011, compensation paid out to the principal officers of Embotelladora Andina S.A. amounted to Ch$5,663 million (Ch$5,180 million in 2010).   Of the Ch$5,663 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 42% and for the period ended December 31, 2010 of the Ch$5,180 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 36%. Severance payments to former managers or former principal officers for the period ended December 31, 2011 amounted to Ch$2,290 million.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors and alternate directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director and alternate director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director or alternate director during 2011, which was approved by our shareholders, was as follows:

	Directors’	Executive	Directors’	Audit
	Compensation	Committee	Committee	Committee	Total
2011	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Juan Claro González	72,000	72,000			144,000
Salvador Said Somavía	72,000	72,000	12,000	12,000	168,000
Jose Antonio Garcés Silva (Hijo)	72,000	72,000			144,000
Arturo Majlis Albala	72,000	72,000	12,000	12,000	168,000
Gonzalo Said Handal	72,000	72,000	—	—	144,000
Brian J. Smith	36,000	36,000	—	—	72,000
Heriberto Urzúa Sánchez	36,000	36,000	12,000	12,000	96,000
Ernesto Bertelsen Repetto	12,000	12,000	—	—	24,000
José Domingo Eluchans Urenda	12,000	12,000	—	—	24,000
Cristian Alliende Arriagada	12,000	12,000	—	—	24,000
Patricio Parodi Gil	12,000	12,000	—	—	24,000
Gonzalo Parot Palma	12,000	12,000	—	—	24,000
Jorge Hurtado Garreton	12,000	12,000	—	—	24,000
José María Eyzaguirre Baeza	12,000	12,000	—	—	24,000

Total Gross Amounts	516,000	516,000	36,000	36,000	1,104,000

For the year that ended on December 31, 2011, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$6,767 million of which Ch$5,663 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

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

Executive Committee

The Company’s Board of Directors is counseled by an Executive Committee that proposes Company policies and is currently comprised by the following Directors: Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal and Mr. Salvador Said Somavía, who were elected during Extraordinary Board Session N°1031 held

April 14, 2009. It is also comprised by the Chairman of the Board, Mr. Juan Claro González and by the Chief Executive Officer of the Company who participate by own right. This committee meets permanently throughout the year and normally holds three or four monthly sessions.

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

The duties developed by this Committee during 2011, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 were the following:

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

The duties developed by this Committee during 2011, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 of the Chilean Superintendence of Securities and Insurance, were the following:

•                  Examine the reports of external auditors, of the balance sheets and other financial statements, presented by the administrators or liquidators of the Company to the shareholders, and to take a position on such reports before they are presented to shareholders for their approval.

In 2011 these matters were addressed during Sessions: N°93 on January 25; N°96 on April 26; N°99 on July 26; and N°102 on October 25.

•                  Propose names of External Auditors and Private Rating Agencies, accordingly to the Board of Directors that will then be proposed to the Shareholders’ Meeting.

This matter was addressed during Session N°95 on March 29, 2011.

•                  Examine information regarding the operations referred to by Title XVI of Law 18,046 and report on these operations.  For detailed information regarding these operations, please refer to the table on Note 11 of the Consolidated Financial Statements included in this Form 20F .

In 2011 these matters were addressed during Sessions: N°94 on February 22; N°96 on April 26; N°97 on May 24; and N°105 on December 22.

•                  Examine salary and compensation plans for managers, principal officers and employees of the company.

In 2011 the Committee was informed that the salary systems and compensation plans of the company had not changed since the last reviews addressed during Sessions N°91 on November 30, 2010 and N°92 on December 21, 2010.

•                  Report to the Board of Directors whether it is convenient or not to hire an external auditing company to render services that do not form part of the external audit, when they are not forbidden in accordance to article 242 of Chilean Law N°18,045, in that the nature of those services may generate a risk of loss of independence.

In 2011 this matter was addressed during Sessions N°98 on June 28 and N°105 on December 22.

All other matters required by company bylaws or that may be required by the Shareholders’ Meeting or by the Board of Directors. During 2011, the following matters were addressed:

•                  Review anonymous reports: During Sessions: N°93 on January 25; N°94 on February 22; N°95 on March 29; N°96 on April 26; N°97 on May 24; N°98 on June 28; N°99 on July 26: N°100 on August 29; N°101 on September 30; N°102 on October 25; N°103 on November 22; N°104 on December 2; and N°105 on December 22.

•                  Review and approve Annual Report: Session N°95 on March 29.

•                  Review and approve 20F and fulfill Rule 404 of the Sarbanes-Oxley Act: Session N°98 on June 28.

•                  Review contingencies:  During Sessions N°93 on January 25, N°99 on July 26, N°100 on August 29; and N°104 on December 2.

•                  Approve Audit Committee budget: Session N°95 on March 29.

•                  Review pending legal proceedings: Sessions N°100 on August 29, N° 101 on September 30, N°102 on October 25, N°103 on November 22, N°104 on December 2; and N°105 on December 22.

•                  Review treatment of expenses on preforms: Session N°103 on November 22.

•                  Review Internal Control reports: Sessions N°103 on November 22 and N°104 on December 2.

The main expenses incurred by the Directors’ Committee have been those resulting from counseling and research in order to optimize the Company’s structure. During 2011 these expenses amounted to Ch$29.4 million.

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

The main expenses incurred by the Audit Committee have been those resulting from counseling on tax matters. During 2011 these expenses amounted to Ch$3.6 million.

D.            Employees

On December 31, 2011, we had 6,030 employees, including 1,732 in Chile, 2,847 in Brazil, and 1,892 in Argentina. Of these employees, 324 were temporary employees in Chile and 343 in Argentina. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2011, 954, 301, and 1,309 of our employees in Chile, Brazil and Argentina, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2011, and 2010 :

	2011
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	42	—	42	79	2	77	85	—	85
Technicians and professionals	650	315	335	1,451	247	1,204	349	6	343
Workers	716	639	77	1,317	52	1,265	1,115	966	149
Temporary workers	324	—	324	—	—	—	343	337	6
Total	1,732	954	778	2,847	301	2,546	1,892	1,309	583

	2010
	Chile			Brazil			Argentina
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	40	—	40	71	1	70	81	—	81
Technicians and professionals	643	320	323	1,233	43	1,190	342	5	337
Workers	699	649	50	1,246	364	882	1,083	933	150
Temporary workers	324	—	324	—	—	—	268	262	6
Total	1,706	969	737	2,550	408	2,142	1,774	1,200	574

Management believes that is has good relations with its employees.

In Chile we continue to make provisions for severance indemnities in accordance with our collective bargaining agreements and labor legislations, in the amount of one month’s salary for every year of employment subject to certain restrictions. In addition, we complement our employees’ contribution to our health insurance system, thus decreasing health costs for the employees’ families. Employees are required to contribute funds for financing pension funds, which are mainly managed by private entities.

In Chile, 67.8% of employees with indefinite work contracts are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2011: (i) with Labor Union N° 1, that mainly represents workers from the Bottling area, from December 1, 2010 to November 30, 2012; (ii) with Labor Union N°2, that mainly represents personel from the areas of management, logistics and operations specialists from June 1, 2011 to May 31, 2015; (iii) with Labor Union N°3 that mainly represents sales force employees from May 1st, 2010 to April 31, 2014; (iv) with the new salesforce negotiating group from June 1, 2010 to May 31, 2013; (iv) with Labor Union TAR, that represents workers from the distribution area from July 1, 2008 to June 30, 2012; (vi) with the picking area workers from the Distribution Centers in Puente Alto, Maipú, Rancagua and San Antonio from September 1, 2010 to August 31, 2014; and with the picking area workers from the Venecia, Renca and Carlos Valdovinos branches, from March 2011, to February 28, 2015.

Chilean Law 20,123 (regulates Subcontracting employment) beginning January 16, 2007. The most significant aspects are the following: (i) amendment on the responsibility that the main company formerly had with the workers of its contractors. The main company shared responsibility regarding labor and social security obligations that can affect contractors and subcontractors favoring the workers of the contractors and subcontractors, expressly including the corresponding legal indemnities pursuant to termination of the labor relation of the workers assigned to the services. Nevertheless, this responsibility could be supplementary if the main company exerts information and retention rights in accordance to the law; (ii)  an obligation is established for the main company in the sense of adopting  necessary measures to effectively protect the life and health of all workers who perform duties for the company, at any of the company’s locations; (iii) creation of the concept “temporary services companies” (EST for its meaning in Spanish-Empresa de Servicios Transitorios) that are solely and exclusively dedicated to providing workers to third parties as temporary workers for other companies; as well as selection, qualification and formation of workers and other activities within the scope of human resources; and (iv) jurisdictional faculties are granted to la Direccion del Trabajo by which resolutions of this organism could be appealed before the respective Court of Appeals. In 2009, Andina implemented different actions to assure a proactive fulfillment of the new law, among other actions, the Company incorporated a group of contractor workers, as company employees, updating service agreements and implementing a Labor Audit system with contractor companies. A Contractor Regulation was established along with an internal procedure for the hiring of contractors, which must be fulfilled permanently, and must include a process of pre-qualification and a compliance assessment.

In Brazil, 11.0% of employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year. With respect to Andina Brazil, there are six collective bargaining agreements currently in force. Four agreements for employees in the State of Rio de Janeiro; (i) the Soft Drink Industry Employees’ Union agreement from July 1, 2011  to June 30, 2012; (ii) the

Sales Force Union agreement from October 1, 2011 to September 30, 2012; (iii) the “Stack Machine” Operator Union agreement from May 1, 2011 to April 30, 2012; (iv)  the Driver and Helper of the Lagos Region Union agreement from May 1, 2011 through April 30, 2012.   Two agreements for employees in the State of Espírito Santo: (i) the Nourishment Union agreement from July 1, 2011 to June 30, 2012; (ii)  the Sales Force Union agreement from December 1, 2011 to November 30, 2012. These agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in January and October 1990, for eight days in each instance.

In Argentina, 69.2% of EDASA’’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On November 21, 2010, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non salary benefits, a new labor category, new figures for company contributions, contributions and a new complementary regulation on company contributions.

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

E.             Share Ownership of Directors, Members of the Directors’ Committee and Senior Executives

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2011

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

ITEM 7.                              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2011, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class

Controlling Shareholders (1)	208,965,796	54.97	161,269,184	42.42
The Bank of New York Mellon(2)	10,120,224	2.66	59,916,810	15.76
The Coca-Cola Company, directly or through subsidiaries	41,962,864	11.04	41,962,864	11.04

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class

AFPs as a group (Chilean pension funds)	57,954,803	15.25	5,994,743	1.58
Principal foreign mutual funds as a group	9,713,114	2.56	33,794,992	8.89
Executive officers as a group	165,474	0.04	180,474	0.05
Directors as a group(3)	50,004,801	13.15	20,542,041	5.40

(1)       Controlling Shareholders is comprised by: Inversiones Freire Ltda., Inversiones Freire Dos Ltda., Mr. José Antonio Garcés Silva (senior), Mr. José Said Saffie, Mr. Alberto Hurtado Fuenzalida, the estate of Mr. Jaime Said Demaría, Inversiones Nueva Sofía S.A.., Inversiones S.H. Seis Ltda., Inversiones Mar Adentro Ltda., Inversiones HB S.A, Inversiones Caburga S.A., and Inversiones Ledimor Chile Ltda.  For more information on the Controlling Shareholders please refer to page 72 of the Company’s 2011 Annual Report available on the Company’s website: www.embotelladoraandina.com.

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

In connection with TCCC’s investment in Andina, the Coca-Cola shareholders and the Controlling Shareholders entered into a Shareholders’ Agreement dated September 2, 1996 (the “Shareholders’ Agreement”-incorporated as Exhibit xx to the Form 20F), providing for certain restrictions on the transfer of shares of Andina’s capital stock by the Coca-Cola Shareholders and the Controlling Shareholders. Specifically, the Controlling Shareholders are restricted from transferring its Series A shares without the prior authorization of TCCC . The Shareholders’ Agreement also provides for certain corporate governance matters, including the right of the Coca-Cola shareholders to elect one regular and one alternate member of our board of directors so long as TCCC and its subsidiaries collectively own, in aggregate, at least 4% of the Series A shares. In addition, in related agreements, the Controlling Shareholders granted TCCC an option, exercisable upon the occurrence of certain changes in the beneficial ownership of Freire (majority shareholder of the Controlling Shareholders), to acquire 100% , of the Series A shares held by Freire at a price and in accordance with procedures established in such agreements

An Agreement dated September 5, 1996, entered into by the Controlling Shareholders, the Company and other parties establishes that none of the shareholders, party to the Agreement, may transfer Series A shares of the Company they hold unless it involves:

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

B.            Related Party Transactions

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 11.3 to our Consolidated Financial Statements and were carried out under the following conditions: (i) they were previously approved by the Company’s Board of Directors, with the abstainment of the director involved in the corresponding case; (ii) the purpose of these transactions was to contribute to the Company’s interest; and (iii) they were consistent to the prevailing market price, terms and conditions at the time of their aproval . Our Directors’ Committee is charged with evaluating transactions with related parties and to report on these transactions to the full board of directors. See “Item 6. Directors, Senior Management and Employees—Directors’ Committee.”

Our management believes, to the best of its knowledge, it has complied, in all material respects with the Chilean Public Company law regarding to the transactions with related parties in full force and effect at December 31, 2011.  There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2011 and 2010, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the period ended December 31,
	2011	2010
	ThCh$	ThCh$
Chile	57,512	29,843
Brazil	6,870,999	3,363,568
Argentina	1,042,324	934,956

Anti-Competition Lawsuit filed by the FNE (Chile’s National Economic Prosecutor)

On November 22, 2011 the Tribunal de Defensa de la Libre Competencia (Chile’s antitrust court, the “TLDC”) approved the terms of the conciliation agreement proposed on November 15, 2011 by the Chilean Fiscalía Nacional Económica (the National Economic Prosecutor’s Office), Embotelladora Latinoamericana S.A., Embotelladora Castel Ltda., Industrial and Comercial Lampa S.A., Sociedad Comercial Antillanca Ltda., Coca-Cola Embonor S.A. and Embotelladora Andina S.A. According  to the agreement, the Company assumes several commitments, including the liberation of 20% of the cooling capacity of the equipment that Andina has provided to certain points of sale in the traditional market  that do not count with other cooling equipments, and for a term of 5 years.  The conciliation agreement does not contemplate payment of fines and in no way constitutes recognition of responsibility of unlawful anti-competitive practices.  Consequently, the process initiated before the TDLC on April 19, 2011 has concluded.

On April 28, 2011 the Company was legally informed of an anti-competition lawsuit filed by the Chilean Fiscalía Nacional Económica (“Chile’s National Economic Prosecutor”, the FNE) before the Tribunal de Defensa de la Libre Competencia (“Chile’s Court on Anti-Competition Cases”, the TDLC) against Embotelladora Andina S.A. and Coca-Cola Embonor S.A. This lawsuit indicates that said companies would have violated the regulation of free competition by establishing a system of granting incentives in the traditional distribution channel (“mom & pop’s”) with the purpose that these points of sale do not advertise, exhibit and/or commercialize, in any manner, the so called B-brands or alternative soft drink beverages. Pursuant to the aforementioned, the FNE requires the TDLC to impose a fine to each of the companies amounting to 10,000 Unidades Tributarias Anuales yearly taxable units (currently USD9.6 million approximately).

Dividend Policy

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS, unless otherwise provided for by a unanimous vote of the Series A shareholders. If there is no net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the annual meeting of shareholders held in April 2011, the shareholders authorized the board of directors to distribute, at its discretion, interim dividends during July and October 2011 and January 2012. During 2010 and 2011, the respective shareholders’ meetings approved additional dividend payments to be paid from retained earnings fund in light of significant cash generation. There can be no assurance that these additional dividend payments will be available in the future.

The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to ADR holders, on each of the respective payment dates:

	Date		Series A		Series B
	Dividend	Fiscal year with respect to which	Ch$ per share	US$ per	Ch$ per share	US$ per
Year	Paid	dividend was declared	(nominal)	ADR	(nominal)	ADR

2012	23-Jan	2011	8.50	0.01742	9.35	0.01916
	11-May	2011	10.97		12.067
2011	27-Jan	2010	8.50	0.01734	9.35	0.01907
	12-May	2010	13.44	0.02870	14.784	0.03157
	26-Jul	Retained Earnings	50	0.10811	55	0.11892
	26-Jul	2011	8.50	0.01838	9.35	0.02022
	27-Oct	2011	8.50	0.01696	9.35	0.01866
2010	28-Jan	2009	7.00	0.01344	7.70	0.01479
	28-Apr	2009	11.70	0.02239	12.87	0.02462
	18-May	Retained Earnings	50.00	0.09283	55.00	0.10212
	27-jul	2010	8.50	0.01635	9.35	0.01799
	27-oct	2010	8.50	0.01731	9.35	0.01904
2009	22-Jan	2008	7.00	0.01125	7.70	0.01237
	30-Apr	2008	14.13	0.02401	15.54	0.02641
	28-May	Retained Earnings	43.00	0.07603	47.30	0.08363
	30-Jul	2009	7.00	0.01288	7.70	0.01417
	28-Oct	2009	7.00	0.01314	7.70	0.01445

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

	Share Volume
	(in thousands)		Ch$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low

2007	81,787	242,133	1,750	1,300	1,930	1,420

2008	76,084	147,144	1,426	919	1,581	1,164

2009	63,647	125,476	1,440	1,088	1,740	1,262
2010
1st Quarter	10,790	20,290	1,433	1,282	1,736	1,621
2nd Quarter	1,217	2,389	1,668	1,423	2,074	1,678
3rd Quarter	1,095	45,210	2,033	1,639	2,406	1,976
4th Quarter	2,094	42,160	2,072	1,904	2,501	2,273
2011
1st Quarter	15,153	23,597	2,025	1,670	2,411	1,899
2nd Quarter	9,429	19,655	1,924	1,746	2,235	2,071
3rd Quarter	10,555	19,600	1,972	1,586	2,232	1,766
4th Quarter	3,279	16,748	1,931	1,749	2,390	1,991
Last six months:
Oct-11	1,061	5,563	1,915	1,749	2,323	2,063
Nov-11	521	4,650	1,931	1,810	2,390	2,111
Dec-11	1,000	4,556	1,921	1,817	2,351	1,991
Jan-12	6,386	8,020	1,941	1,842	2,376	2,220
Feb-12
Mar-12

	ADR Volume
	(in thousands)		US$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2007	5,080	6,346	20.75	13.66	22.55	14.54
2008	2,564	5,459	20.10	8.41	21.79	10.53
2009	1,307	6,366	17.19	10.26	18.50	12.36
2010
1st Quarter	360	642	12.70	10.26	15.71	12.36
2nd Quarter	171	1,180	15.15	11.87	17.40	13.91
3rd Quarter	265	3,041	15.70	14.15	18.50	16.90
4th Quarter	511	1,503	17.19	15.00	17.19	17.96
2011
1st Quarter	297	1,764	24.71	19.90	30.26	24.34
2nd Quarter	200	1,161	24.49	21.92	28.75	26.55
3rd Quarter	198	1,153	25.44	19.11	29.30	20.86
4th Quarter	216	1,011	23.96	19.50	29.38	23.46
Last six months:
Oct-11	30	404	23.23	19.50	28.93	23.46
Nov-11	149	316	23.96	20.02	29.38	24.27
Dec-11	37	291	21.86	20.11	27.34	25.14
Jan-12	216	529	23.15	20.79	28.65	26.12
Feb-12
Mar-12

Source:Bloomberg

The total number of registered ADR holders Andina had at December 2011 was 34 (22 in the Series A ADRs and 12 in the Series B ADRs). At December 31, 2011, the ADRs represented 9.2% of the total number of our issued and outstanding shares. On December 31, 2011, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,850 per share (US$20.9 per Series A ADR), and Ch$2,270 for the Series B shares (US$25.9 per Series B ADR). At December 31, 2011, there were 1,686,704Series A ADRs (equivalent to 10,120,224Series A shares) and 9,985,835 Series B ADRs (equivalent to 59,915,010 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2011, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 81.27% and 100% of such trading days, for Series A and Series B shares respectively.

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

B.            Memorandum and Articles of Association

Our By-Laws (“Estatutos”) are incorporated as Exhibit xx to this Form 20F, and are also available on our website www.embotelladoraandina.com, under Corporate Governance/Board of Directors/Deeds of Incorporation

C.            Material Contracts

In October 2011, Andina Brazil entered into an agreement with the company “Light Esco — Prestação de Serviços S/A”, for the construction and operation of an electrical cogeneration station at the Jacarepaguá bottling facility. The term of this agreement is 15 years, since the date on which the station begins operating, which would enter into operation towards the year 2013 and will ensure the supply of energy for the plant. The estimated value of the agreement is of $738 million reals. At the end of the contractual term, ownership of the cogeneration station will be transferred to Andina Brazil and equipment maintenance and upgrades will be carried out by Light Esco.

On June 30, 2011, Andina Brazil together with the other bottlers of the Coca-Cola System in Brazil, and Recofarma (company of the Coca-Cola Group Brazil), signed an amendement to the agreement with SABB - SISTEMA DE ALIMENTOS E BEBIDAS DO BRASIL, new corporate name of Sucos del Valle, approving the incorporation of Mais Indústria de Alimentos Ltda to SABB, and bottlers remained with 50% of the share capital of  SABB. With this agreement, Andina Brazil went on to have a total ownership of 5.74% of the share capital of SABB.

During January of 2011, the juice business in Chile was restructured, allowing the incorporation of the other Coca-Cola bottlers in Chile in the property of Vital S.A. which changed its name to Vital Jugos S.A.  Andina, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. own 57%, 28% and 15%, respectively, of the outstanding capital of Vital Jugos S.A.

During 2011, Edasa, among others, entered into the following materially significant agreements: construction of the new plant for raw sugar; purchase of machinery and equipment for the REF PET line N°8 and N°7 (600 bottles per minute) ; construction and equipment for a new filling line for water and sensitive products; supply of natural gas; supply of electric power and long distance and inter-deposit service agreements.

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

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2011.

	Expected Maturity Date							Estimated Fair Market Value
	2012	2013	2014	2015	2016	There- after	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest Earning Assets

Time deposits and credit links	14,249	—	—	—	—	—	14,249	14,249
Weighted average interest rate	4.75%	—	—	—	—	—	4.75%	—
Interest Bearing Liabilities
Long-term debt	3,427	3,241	3,471	3,717	3,981	55,149	72,986	89,523
Fixed Rate	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	—
Bank liabilities	8,503	1,171	1,171	1,171	1,171	—	13,187	13,187
Weighted average interest rate	10.39%	9.90%	9.90%	9.90%	9.90%	—	10.48%	—
Variable Rate
Bank liabilities	187	159	159	80	—	—	585	585
Weighted average interest rate	9.40%	9.40%	9.40%	9.40%	9.40%	—	9.40%	—

Foreign Currency Risk

At December 31, 2011, the Company does not have long-term interest bearing debt subject to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The company maintains cash, short term deposits and money market mutual funds  in U.S. dollars amounting to Ch$2,968 million at December 31, 2011

The following table summarizes the financial instruments denominated in US dollars we held as of December 31, 2011.

	Expected Maturity Date							Estimated Fair
Assets	2012	2013	2014	2015	2016	Thereafter	Total	Market Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
US$ denominated:
Cash	90	—	—	—	—	—	90	90
Money market mutual funds	2,878	—	—	—	—	—	2,878	2,878

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

12.D.4    DIRECT AND INDIRECT PAYMENTS BY THE DEPOSITARY

Fees Incurred in Past Annual Period

From January 1, 2010 to December 31, 2011, the Company received from the depositary US$182,412.55 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Based on that evaluation, our Chief Executive Officer, Chief Financial Officer have concluded that these controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting.

Company management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii)      provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of  December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by the Company’s registered independent accounting firm, which opinion is stated in their report, included herein.

Changes in Internal Controls over Financial Reporting.

There were no changes in our internal control over financial reporting during the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.              AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Heriberto Urzúa Sánchez is our Audit Committee Financial Expert as defined in the instructions to Item 16A of Form 20-F. Our board of directors has also determined that Mr. Heriberto Urzúa Sánchez is an Independent Director as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

ITEM 16B.              CODE OF ETHICS

We have adopted a Code of Business Conduct that constitutes a code of ethics for our employees. This Code applies to our Chief Executive Officer and all senior financial officers of our Company, including the  Chief Financial Officer or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our Code of Business Conduct is available on our website www.embotelladoraandina.com. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on the above mentioned website through a 6-K form.

ITEM 16C.              PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year Ended December 31,
	2011		2010
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees

Audit fees(1)	545	95%	496	88%
Audit-related fees(2)	16	3%	52	9%
Tax fees(3)	10	2%	17	3%
Total	571	100%	565	100%

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

ITEM 16E.                PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2011, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

303A.02 Independence Tests	Members of the Board of Directors must meet the Test of Independence.

No similar legal obligation exists under Chilean law. However, Chilean law defines a director as independent if he is elected by votes of shareholders who are not controlling shareholders or otherwise related to controlling shareholders.

303A.03 Executive Sessions	Non-Management Directors must meet regularly without management of the company.

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

303A.04 Nominating/Corporate Governance Committee	Listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors and must have a written charter addressing certain matters.

There is no similar legal obligation under Chilean law.Andina has a Directors’ Committee whose functions are set by Chilean Corporation Law. In addition, section 303 A regarding Controlled Companies does not apply to our Company

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

303A.08 Voting on Compensation Plans	Shareholders must have the opportunity to vote on the creation or amendment of compensation plans regarding board members, executives and employees.	There is no similar obligation under Chilean law, with the exception of Directors’ compensation which annually approved during the General Shareholders’ Meeting.

303A.09 Corporate Governance Guidelines	Listed companies must adopt and disclose Corporate Governance Practices.	Chilean Law does not require the adoption of Corporate Governance Practices because they have been established by Chilean Corporate Law.

303A.10 Code of Ethics and Business Conduct	A company must adopt a Code of Business Conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.

There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Business Conduct that applies to the entire Company.  Andina has posted this information on its website www.embotelladoraandina.com

303A.11 Foreign Private Issuer Disclosure

A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE as applicable to U.S. domestic listed companies

No similar obligation exists under Chilean law. However, Andina has posted this information on its website www.embotelladoraandina.com

303A.12 Certification Requirements

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

No similar obligation exists under Chilean law, with the exception of sanctions imposed by the Chilean Superintendence of Securities and Insurance (SVS).

307 Company Website	Listed Companies must have a company website which is accessible from the United States. The website must contain its all NYSE requirements including those referring to Corporate Governance.

Chilean law does not require listed companies to maintain a website. However, if a listed company does have a website, the company must make available on its website certain information required by the rules under Chilean Company Law N° 18,046 .

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

ITEM 18.                        FINANCIAL STATEMENTS

The following financial statements, together with the report of independent registered accounting firm, are filed as part of this Annual Report:

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Translation of consolidated financial statements previously issued in Spanish

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”) and our report dated April 26, 2012, expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LIMITADA

ERNST & YOUNG LIMITADA

Santiago, Chile

April 26, 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited Embotelladora Andina S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Embotelladora Andina S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Embotelladora Andina S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2011 and 2010, and the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated April 26, 2012 expressed an unqualified opinion thereon.

/s/ERNST & YOUNG LIMITADA

Santiago, Chile, April 26, 2012

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

at December 31, 2011 and 2010

(Translation of consolidated financial statements originally issued in Spanish – See Note 2.3)

ASSETS	NOTE	12.31.2011	12.31.2010
		ThCh$	ThCh$
Current Assets:
Cash and cash equivalents	4	31,297,922	48,263,080
Other financial assets	5	15,661,183	48,914,734
Other non-financial assets	6.1	14,760,858	6,935,817
Trade and other accounts receivable, net	7	107,443,039	97,254,597
Accounts receivable from related companies	11.1	6,418,993	248,273
Inventory	8	57,486,658	53,715,509
Current tax assets	9.1	2,463,566	2,288,725
Total Current Assets		235,532,219	257,620,735

Non-Current Assets:
Other non-financial, non-current assets	6.2	30,193,809	21,507,754
Trade and other accounts receivable, net	7	7,175,660	7,804,481
Accounts receivable from related companies, net	11.1	11,187	8,847
Property, plant and equipment, net	10.1	350,064,467	291,482,180
Equity method investments	13.1	60,290,966	50,754,168
Intangible assets, net	14.1	1,138,857	1,365,595
Goodwill	14.2	57,552,178	57,770,335
Total Non-Current Assets		506,427,124	430,693,360
Total Assets		741,959,343	688,314,095

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

at December 31, 2011 and 2010

(Translation of consolidated financial statements originally issued in Spanish – See Note 2.3)

LIABILITIES AND NET EQUITY	NOTE	12.31.2011	12.31.2010
		ThCh$	ThCh$

Current Liabilities:
Other financial liabilities	15	23,093,402	20,915,723
Trade and other accounts payable	16	127,940,772	105,282,335
Accounts payable to related companies	11.2	11,359,038	14,323,473
Provisions	17	87,966	60,748
Income tax payable	9.2	3,821,247	4,009,389
Other non-financial liabilities	18	30,341,479	30,962,748
Total Current Liabilities		196,643,904	175,554,416

Non-Current Liabilities:
Other non-current financial liabilities	15	74,641,403	70,449,459
Provisions	17	7,882,869	4,267,619
Deferred tax liabilities	9.4	35,245,490	35,600,739
Post-employment benefit liabilities	12.2	5,130,015	7,256,590
Other non-current liabilities	18	436,742	320,676
Total Non-Current Liabilities		123,336,519	117,895,083

Equity:	19
Issued capital		230,892,178	230,892,178
Retained earnings		208,102,068	180,110,975
Accumulated other comprehensive income and capital reserves		(17,024,341)	(16,146,887)
Equity attributable to equity holders of the parent		421,969,905	394,856,266
Non-controlling interests		9,015	8,330
Total Equity		421,978,920	394,864,596
Total Liabilities and Equity		741,959,343	688,314,095

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Income Statements by Function

for the years ended at December 31, 2011, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish – See Note 2.3)

		01.01.2011	01.01.2010	01.01.2009
CONSOLIDATED INCOME STATEMENTS BY FUNCTION	NOTE	12.31.2011	12.31.2010	12.31.2009
		ThCh$	ThCh$	ThCh$

Net sales		982,864,417	888,713,882	785,845,050
Cost of sales		(578,581,184)	(506,882,144)	(455,300,000)
Gross Profit		404,283,233	381,831,738	330,545,050
Other operating income	23	2,909,445	1,117,879	697,813
Distribution expenses		(98,807,574)	(85,717,173)	(73,560,939)
Administrative and sales expenses		(163,051,423)	(146,880,980)	(123,861,292)
Other expenses by function	24	(11,915,003)	(7,775,824)	(4,794,151)
Other income (expenses)	26	1,494,918	(484,641)	674,173
Finance income	25	3,182,434	3,376,138	3,951,779
Finance costs	25	(7,235,176)	(7,401,831)	(8,123,504)
Share in profit (loss) of equity method investees	13.2	2,026,158	2,314,935	1,603,898
Foreign exchange difference	27	2,731	(222,168)	(620,596)
Profit from units of adjustment		(1,177,658)	(217,769)	639,672
Net income before taxes		131,712,085	139,940,304	127,151,903
Income tax expense	9.3	(34,684,661)	(36,340,240)	(29,166,425)
Net income		97,027,424	103,600,064	97,985,478

Net income attributable
Net income attributable to equity holders of the parent		97,024,405	103,597,372	97,982,730
Net income attributable to non-controlling interests		3,019	2,692	2,748
Net income		97,027,424	103,600,064	97,985,478

Earnings per Share	Ch$	Ch$	Ch$
Earnings per Series A Share	121.54	129.78	122.74
Earnings per Series B Share	133.69	142.75	135.01

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidates Statements of Comprehensive Income

for the years ended  December 31, 2011, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish – See Note 2.3)

		01.01.2011	01.01.2010	01.01.2009
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	NOTE	12.31.2011	12.31.2010	12.31.2009
		ThCh$	ThCh$	ThCh$
Net income		97,027,424	103,600,064	97,985,478
Foreign exchange translation adjustment, before taxes	19.3.2	601,269	(11,883,798)	(14,745,854)
Income tax effect related to losses from foreign exchange rate translation differences included within other comprehensive income		(1,481,057)	585,028	4,454,252
Comprehensive income		96,147,636	92,301,294	87,693,876
Comprehensive income attributable to:
Controlling shareholders		96,146,951	92,302,105	87,695,572
Non-controlling interests		685	(811)	(1,696)
Total comprehensive income		96,147,636	92,301,294	87,693,876

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

at December 31, 2011,2010 and 2009

		Other reserves
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2011	230,892,178	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	97,024,405	97,024,405	3,019	97,027,424
Other comprehensive income	—	(877,454)	—	(877,454)	—	(877,454)	(2,334)	(879,788)
Comprehensive income	—	(877,454)	—	(877,454)	97,024,405	96,146,951	685	96,147,636
Dividends	—	—	—	—	(69,033,312)	(69,033,312)	—	(69,033,312)
Total changes in equity	—	(877,454)	—	(877,454)	27,991,093	27,113,639	685	27,114,324
Ending balance at 12.31.2011	230,892,178	(22,459,879)	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920

		Other reserves
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2010	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	103,597,372	103,597,372	2,692	103,600,064
Other comprehensive income	—	(11,295,267)	—	(11,295,267)	—	(11,295,267)	(3,503)	(11,298,770)
Comprehensive income	—	(11,295,267)		(11,295,267)	103,597,372	92,302,105	(811)	92,301,294
Dividends	—	—	—	—	(70,994,433)	(70,994,433)	—	(70,994,433)
Total changes in equity		(11,295,267)	—	(11,295,267)	32,602,939	21,307,672	(811)	21,306,861
Ending balance at 12.31.2010	230,892,178	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596

		Other reserves
	Issued capital	Translation reserves	Other reserves (various	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2009	236,327,716	—	—	—	109,955,729	346,283,445	10,837	346,294,282
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	97,982,730	97,982,730	2,748	97,985,478
Other comprehensive income	—	(10,287,158)	—	(10,287,158)	—	(10,287,158)	(4,444)	(10,291,602)
Comprehensive income	—	(10,287,158)	—	(10,287,158)	97,982,730	87,695,572	(1,696)	87,693,876
Dividends	—	—	—	—	(60,430,423)	(60,430,423)	—	(60,430,423)
Increase (decrease) due to transfers and other changes	(5,435,538)	—	5,435,538	5,435,538	—	—	—	—
Total changes in Equity	(5,435,538)	(10,287,158)	5,435,538	(4,851,620)	37,552,307	27,265,149	(1,696)	27,263,453
Ending balance at 12.31.2009	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2011, 2010 and 2009

(Translation of Report originally issued in Spanish — See Note 2.3)

		01.01.2011	01.01.2010	01.01.2009
	NOTE	12.31.2011	12.31.2010	12.31.2009
		ThCh$	ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities
Types of cash flows provided by Operating Activities
Receipts from customers		1,383,987,572	1,197,298,500	1,070,940,290
Charges for premiums, services, annual fees and other policy benefits		162,979	1,490,134	85,684
Types of cash flows used in Operating Activities
Supplier payments		(960,961,322)	(819,753,947)	(701,721,831)
Payroll		(88,025,877)	(81,670,428)	(64,228,027)
Other payments for operating activities (value-added taxes on purchases and sales and others)		(159,030,469)	(134,723,290)	(138,340,498)
Dividends received		2,061,957	1,379,837	2,009,793
Interest payments classified as from operations		(6,472,220)	(5,876,763)	(11,616,256)
Interest received classified as from operations		2,139,339	2,406,821	5,704,250
Income tax payments		(31,682,397)	(32,304,059)	(26,492,827)
Cash flows used in other operating activities		(3,229,066)	(2,399,096)	(5,214,158)
Net cash flows provided by Operating Activities		138,950,496	125,847,709	131,126,420
Cash flows provided by (used in) Investing Activities
Sale of 43% interest in Vital S.A., net of cash previously held		5,355,930	—	—
Capital contribution in Vital Jugos S.A. before proportional sale		(1,278,000)	—	—
Capital contribution to the associateVital Jugos S.A.		(3,249,000)	—	—
Other capital contributions to equity method investments		—	(15,229,291)	(937,607)
Proceeds from sale of property, plant and equipment		2,187,364	590,074	435,013
Purchase of property, plant and equipment		(126,930,944)	(95,461,555)	(49,482,837)
Proceeds from the maturity of marketable securities		75,422,008	72,746,562	68,999,577
Purchase of marketable securities		(39,484,304)	(47,156,718)	(102,760,277)
Payments on forward, term, option and financial exchange agreements		(451,825)	(2,368,356)	(342,213)
Collections from forward, term, option and swap agreements		1,180,132	5,336,646	1,039,841
Cash flows (used in) provided by other investing activities		(2,372,559)	1,038,460	(1,270,238)
Net cash flows used in Investing Activities		(89,621,198)	(80,504,178)	(84,318,741)
Cash Flows provided by (used in) Financing Activities
Short-term loans obtained		118,456,093	30,023,277	18,075,837
Loan payments		(111,722,342)	(23,328,736)	(22,159,302)
Dividend payments by the reporting entity		(70,905,803)	(66,524,747)	(62,348,379)
Cash flows used in other financing activities		(2,987,333)	(2,717,533)	(1,324,466)
Net cash flows used in Financing Activities		(67,159,385)	(62,547,739)	(67,756,310)
Decrease in Cash and cash equivalents, before effects of variations in Foreign Exchange Rates		(17,830,087)	(17,204,208)	(20,948,631)
Effects of variations in foreign exchange rates on cash and cash equivalents		864,929	2,676,067	(5,966,129)
Net decrease in cash and cash equivalents		(16,965,158)	(14,528,141)	(26,914,760)
Cash and cash equivalents — beginning of year	4	48,263,080	62,791,221	89,705,981
Cash and cash equivalents - end of year	4	31,297,922	48,263,080	62,791,221

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendency of Securities and Insurance (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil and Argentina. In Chile, the areas in which it has distribution franchises are the cities of Santiago, San Antonio and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina. Licenses for the territories in Chile expire in 2012. Licenses for the territories in Argentina expire in 2012, however, in February 2012, they were extended for a period of 5 years.  The license for Brazil expires in 2013. All these licenses are issued at the discretion of The Coca-Cola Company. It is expected that the licenses will be renewed upon expiration based on similar terms and conditions.

At December 31, 2011, the Freire Group and related companies controlled the company with 54.97% of the outstanding voting shares.

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91,144,000-8.

NOTA 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1          Periods covered

These Consolidated Financial Statements encompass the following periods:

Consolidated statements of financial position: At December 31, 2011 and 2010.

Consolidated income statements by function: The years from January 1 to December 31, 2011,2010 and 2009.

Consolidated statements of comprehensive income: The years from January 1 to December 31, 2011, 2010 and 2009.

Consolidated statements of changes in equity:  Balances and activity between January 1 and December 31, 2011,2010 and 2009.

Consolidated statements of cash flows : The years from January 1 to December 31, 2011, 2010 and 2009 , using the “direct method”.

2.2             Basis of preparation

The Company’s Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009 were prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2011 and 2010 along with consolidated income statement by function, consolidated statements of comprehensive income, consolidated statement of changes in equity, and consolidated statements of cash flows, for the years ended December 31, 2011, 2010 and 2009.  The Spanish language consolidated financial statements for the years ended December 31, 2011 and 2010 were approved by the Board of Directors during session held on January 31, 2012.

Included in these English language translation IFRS consolidated financial statements are consolidated balance sheets as of December 31, 2011 and 2010, along with consolidated income statements, changes in equity and cash flows (and the related disclosures) for each of the three years ended December 31, 2011.  This three year presentation of operations, changes in equity and cash flows is required by the rules of the United States Securities and Exchange Commission.  These three year English language translation IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 26, 2012, with subsequent events considered through this later date.

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

2.3          Basis of consolidation

2.3.1          Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of December 31, 2011 and 2010; and results of operations and cash flows for the years ended December 31, 2011, 2010 and 2009. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of sale, as applicable.

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

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		12.31.2011			12.31.2010
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99

96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99

96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99

96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99

Foerign	Embotelladora del Atlántico S.A.	—	99.98	99.98	—	99.98	99.98

Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99

78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.00	99.99	99.90	0.09	99.99

93.899.000-K	Vital S.A.	—	—	—	—	99.99	99.99

2.3.2       Equity method investments

Associates are all entities over which the Group exercises significant influence but does not have control. Investments in associates are accounted for using the equity method and are initially recognized at cost.

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

2.4           Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined by geographic location:

•      Chile operation

•      Brazil operation

•      Argentina operation

2.5             Foreign currency translation

2.5.1          Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Group are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the Company’s functional currency and presentation currency.

2.5.2          Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. Translation losses and gains in the settlement of these transactions and in the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the income account by function.

The foreign exchange rates and values prevailing at the close of each fiscal year were:

	Exchange rate to the Chilean peso
Date	US$ dollar	Brazilian Real	Argentine Peso	Unidad de Fomento	€ Euro
12.31.2011	519.20	276.79	120.63	22,294.03	672.97
12.31.2010	468.01	280.89	117.71	21,455.55	621.53
12.31.2009	507.10	291.24	133.45	20,942.88	726.82

2.5.3          Companies in the group

The financial position and results of operations of all companies in the Group (none of which uses the currency of a hyperinflationary economy) that use a functional currency other than the presentation currency are translated to the presentation currency in the following way:

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

2.6             Property, plant, and equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of items and government subsidies originating from the difference between the market interest rates of the financial liabilities and the preferential government credit rates. The historical cost also includes revaluations and price-level restatement of opening balances at January 1, 2009, due to first-time exemptions in IFRS.

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

The estimated years of useful life are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

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

2.7            Intangible assets

2.7.1          Goodwill

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

2.7.2         Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.8          Impairment losses

Assets that have an indefinite useful life, such as land, are not amortized and are tested annually for impairment. Amortizable assets are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. An excess carrying value of the asset above its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that were impaired are reviewed at each reporting date to determine if impairment loss should be reversed.

2.9          Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and accounts receivable, and assets hold until their maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.9.1       Financial assets at fair value through profit or loss.

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

2.9.2          Loans and accounts receivable

Loans and accounts receivable are not quoted on an active market. They are recorded in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position.

2.9.3          Other financial assets

Other Financial Assets corresponds to bank deposits that the Group’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date.

Accrued interests are recognized in the consolidated income statement under finance income during the year in which they occur.

2.10           Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against foreign currency exchange rate risk and the price of raw materials and thus materially offset the risks that are hedged.

The derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “foreign exchange difference”.

The Company does not use hedge accounting for its foreign investments.

The Company has also evaluated the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company had a total liability related to its foreign exchange derivatives contracts of ThCh$163,718 at December 31, 2011 and ThCh$917,219 at December 31, 2010, which are classified within the other current financial liabilities and are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:     Quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:     Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as price) or indirectly (i.e. derived from a price).

Level 3:    Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the years ended December 31, 2011, 2010 and 2009, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2.

2.11           Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead(based on a operating capacity) to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and ageing of the items involved.

2.12           Trade receivable

Trade accounts receivable are recognized initially at their nominal value, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in administrative and sales expenses in the consolidated income statement by function.

2.13           Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand, time deposits in banks and other short-term, highly liquid investments with purchased original maturities of three months or less.

2.14           Bank and debt security debt

Bank funding such as debt securities issued are initially recognized at fair value, net transaction costs. Liabilities with third parties are later valued at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the income statement during the term of the debt using the effective interest rate method.

2.15        Government subsidies

Government subsidies are recognized at their fair value when it is sure that the subsidy will be received and that the Group will meet all the established conditions.

Official cost-related subsidies are deferred and recognized in the income account for the period required to correlate them to the costs to be offset.

Official subsidies for the purchase of property, plant and equipment are shown by deducting the item from property, plant and equipment and crediting the income accounts on a straight-line basis during the estimated useful lives of those assets.

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

The Company and its subsidiaries have made a provision for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under accrued liabilities

2.18           Provisions

Provisions for litigation are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

2.19           Deposits for returnable containers

This is a liability comprised of cash collateral received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. Estimation of this liability is based on an inventory of bottles given as a loan to clients and distributors at their premises, the estimated amount of bottles in circulation and a historical average weighted value per bottle or case.

Deposits for returnable containers are presented as a current liability because the Company does not have a legal ability to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

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

2.22           Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.22.1       Estimated impairment loss on goodwill

The Group test annually whether goodwill has undergone any impairment. The recoverable amounts of cash generating units have been determined on the basis of value in use calculations. The key variables that management must calculate include the sales volume, prices, marketing expense, and other economic factors. Estimating these variables requires considerable judgment by the management, as those variables imply inherent uncertainties. However, the assumptions used are consistent with the Company’s internal planning. Therefore, the management evaluates and updates estimates from time to time according to the conditions affecting these variables. If these assets are deemed to have become impaired, the estimated fair value will be written off, as applicable. Should these assets deteriorate, they will be written off to the estimated fair value or future recoverable value, in accordance with discounted cash flows.  Estimated future free cash flows in Brazil and Argentina were discounted at a discount rate which reflects the time value of money and the risks specific to the asset or group of assets, for which future cash flows were not adjusted.  . The so calculated recoverable amount was higher than the respective assets, including the surplus value of the Brazilian and Argentine subsidiaries.

2.22.2       Provision for doubtful receivables

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimate will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$114,618,699 at December 31, 2011 (ThCh$105,059,078 in 2010), net of an allowance for doubtful accounts provision of ThCh$1,544,574 (ThCh$1,225,556in 2010). Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.22.3       Property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. The Company reviews the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Company estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.22.4       Liabilities for returnable container collateral

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

2.23           New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

The following IFRS and Interpretations of the IFRSIC have been published:

New Standards	Mandatory Effective Date
IFRS 7 Financial Instruments: Disclosures. Enhanced Derecognition Disclosure Requirements	January 1, 2012
IFRS 9 Financial instruments: Classification and measurement	January 1, 2015
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013

IFRS 7 “Financial Instruments: Disclosures. Enhanced Derecognition Disclosure Requirements”

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company´s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on the Company’s financial position or performance.

IFRS 9 “Financial Instruments”

This Standard introduces new requirements for the classification and measurement of financial assets and early application is permitted.  All financial assets must be classified in their entirety on the basis of the company’s business model for financial asset management and the characteristics of contractual cash flows of financial assets.  Under this standard, financial assets are measured at the amortized cost or fair value.  Only financial assets classified as measured at the amortized cost must be impairment-tested.  This standard applies to years beginning on or after January 1, 2015, and it can be adopted earlier.

IFRS 10 “Consolidated Financial Statements” / NIC 27 “Separate Financial Statements”

This Standard supersedes the part of IAS 27 on Separate and Consolidated Financial Statements that spoke of accounting for consolidated financial statements.  It also includes matters in SIC-12, Special-Purpose Entities. IFRS 10 establishes one single control model that applies to all entities (including special purpose or structured entities).  The changes made by IFRS 10 will require that management exercise significant professional judgment in determining which entity is controlled and which must be consolidated.

IFRS 11 “Joint Arrangements”/ NIC 28 “Investments in Associates and Joint Ventures”

IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Joint Venturers.  IFRS 11 uses some of the terms used in IAS 31, but with different meanings.  IAS 31 identifies 3 types of joint ventures, but IFRS 11 only considers of 2 types (joint ventures and joint operations) when there is a joint control.  Since IFRS 11 uses the IFRS 10 principle of control to identify control, determining whether there is a joint control can change.  Moreover, IFRS 11 takes away the alternative of accounting for jointly controlled entities (JCEs) using a proportional consolidation.  Instead, JCEs meeting the definition of joint ventures must be accounted for using the equity method.  An entity must recognize the assets, liabilities, income and expenses, if any, of joint operations, which include jointly controlled assets, former jointly controlled operations and former JCEs.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all consolidation-related disclosures that were previously in IAS 27 as well as all disclosures previously included in IAS 31 and IAS 28.  These disclosures relate to the interests in related companies, joint arrangements, associates and structured entities.  A number of new disclosures are also required.

IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a new guide on how to measure fair value, when required or permitted by IFRS.  When an entity must use the fair value remains the same.  The standard changes the definition of fair value—Fair Value:  The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  Some new disclosures are also added.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements.

Improvements and amendments	Mandatory Effective date
IAS 1 Presentation of Financial Statements — Presentation of Other Comprehensive Income Components	July 1, 2012
IAS 12 Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IAS 19 Employee benefits (2011)	January 1, 2013
IAS 32 Financial Instruments Presentation	January 1, 2014

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact on the Company´s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012. These amendments must be incorporated obligatorily for years beginning on or after July 1, 2012.  They can be applied early, which must be disclosed.

IAS 12 “Income Taxes”

IAS 12 introduces a refutable presumption that deferred taxes on investment properties, measured using a fair value model, will be recognized on a sale presumption basis unless the entity has a business model that can show that the investment properties will be consumed through the business throughout its economic cycle.  If it is consumed, a consumption basis must be adopted.  The improvement also introduces the requirement that deferred taxes on non-depreciable assets measured using the revaluation model of IAS 16 must also be measured on a sales basis.  It must be applied for years starting on or after January 1, 2012.

IAS 19 “Employee Benefits”

On June 16, 2011, the IASB published changes to IAS 19, Employee Benefits, which changed the accounting of defined benefit plans and termination benefits.  The changes require recognizing changes in the liability for defined benefits and in the assets of the plan when those changes occur.  The recognition of costs of past services is accelerated.  The changes in the liability for defined benefits and the assets in the plan are disaggregated into three components:  service costs, net interest on net (assets) liabilities for defined benefits and re-measurement of net (assets) liabilities for defined benefits.  The net interest is calculated using a rate of return on high quality corporate bonds.  This could be lower than the rate actually used to calculate the expected return on the plan’s assets and result in a reduction in fiscal year profit.  The changes take effect for years starting on or after January 1, 2013 and they can be applied early.  A retroactive application is required, with certain exceptions.

IAS 32 “Financial Instruments Presentation”

The changes to IAS 32, issued in December 2011, are intended to clarify differences in how it applies to compensation and to reduce the level of diversity in actual practice.  The standard applies effective January 1, 2014 and it can be adopted early.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements.

NOTE 3 —  REPORTING BY SEGMENT

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

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

	Chile	Argentina	Brazil		Consolidated
For the year ended December 31, 2011	Operation	Operation	Operation	Eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	304,948,177	232,222,929	445,693,311	—	982,864,417
Interest income, total for segments	1,490,143	140,622	1,551,669	—	3,182,434
Interest expense, total for segments	(5,513,503)	(1,063,755)	(657,918)	—	(7,235,176)
Interest income, net, total for segments	(4,023,360)	(923,133)	893,751	—	(4,052,742)
Depreciation and amortization, total for segments	(15,894,245)	(7,780,619)	(15,822,662)	—	(39,497,526)
Sums of significant income items, total	4,001,479	497,269	2,239,588	—	6,738,336
Sums of significant expense items, total	(249,291,504)	(209,576,210)	(390,157,347)		(849,025,061)
Net income of the segment reported, total	39,740,547	14,440,236	42,846,641	—	97,027,424

Share of the entity in income of associates accounted for using the equity method, total	2,663,439	—	(637,281)	—	2,026,158
Income tax expense (income), total	(7,539,223)	(7,766,215)	(19,379,223)	—	(34,684,661)

Segment assets, total	320,036,934	121,366,676	300,555,733	—	741,959,343
Carrying amount in associates and joint ventures accounted for using the equity method, total	36,568,610	—	23,722,356	—	60,290,966
Capital expenditures and other	77,195,636	25,311,303	28,951,005	—	131,457,944
Liabilities of the segments, total	146,195,277	78,344,985	95,440,161	—	319,980,423

For the year ended December 31, 2010	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	295,658,591	185,273,657	407,781,634	—	888,713,882
Interest income, total for segments	1,176,029	253,667	1,946,442	—	3,376,138
Interest expense, total for segments	(5,256,730)	(1,069,665)	(1,075,436)	—	(7,401,831)
Interest income, net, total for segments	(4,080,701)	(815,998)	871,006	—	(4,025,693)
Depreciation and amortization, total for segments	(15,958,801)	(7,204,876)	(13,850,832)	—	(37,014,509)
Sums of significant income items, total	868,878	81,927	2,539,815	—	3,490,620
Sums of significant expense items, total	(236,598,062)	(164,453,198)	(346,512,976)		(747,564,236)
Net income of the segment reported, total	39,889,905	12,881,512	50,828,647	—	103,600,064

Share of the entity in income of associates accounted for using the equity method, total	519,441	—	1,795,494	—	2,314,935
Income tax expense (income), total	(7,632,006)	(6,963,258)	(21,744,976)	—	(36,340,240)

Segment assets, total	323,554,334	83,040,700	281,719,061	—	688,314,095
Carrying amount in associates and joint ventures accounted for using the equity method, total	25,772,670	—	24,981,498	—	50,754,168
Capital expenditures and other	49,987,257	9,867,356	50,836,233	—	110,690,846
Liabilities of the segments, total	126,524,439	43,281,287	123,643,773	—	293,449,499

For the fiscal year ending December 31, 2009	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	273,098,100	173,200,576	339,546,374	—	785,845,050
Interest income, total for segments	—	1,237,173	—	(1,237,173)	—
Interest expense, total for segments	2,957,370	60,876	933,533	—	3,951,779
Interest income, net, total for segments	(5,423,157)	(684,661)	(2,015,686)	—	(8,123,504)
Depreciation and amortization, total for segments	(2,465,787)	(623,785)	(1,082,153)	—	(4,171,725)
Sums of significant income items, total	(16,629,416)	(8,126,684)	(12,050,568)	—	(36,806,668)
Sums of significant expense items, total	1,235,517	121,055	3,953,014	—	5,309,586
Sums of significant expense items, total	(215,071,827)	(152,654,007)	(285,702,104)	1,237,173	(652,190,765)
Gain (loss) of the segment reported, total	40,166,587	13,154,328	44,664,563	—	97,985,478

Share of the entity in income of associates accounted for by the equity method, total	366,146	—	1,237,752	—	1,603,898
Income tax expense (income), total	(4,859,074)	(7,299,694)	(17,007,657)	—	(29,166,425)

Segment assets, total	320,672,468	80,379,168	241,640,804	—	642,692,440

Carrying amount in associates and joint ventures accounted for using the equity method, total	26,149,730	—	8,581,488	—	34,731,218
Capital expenditures	23,654,231	7,656,260	19,109,953	—	50,420,444

Liabilities of the segments, total	120,468,154	36,721,752	111,944,799	—	269,134,705

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2011 and 2010:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
By item
Cash	138,410	1,039,952
Bank balances	16,326,710	13,267,099
Time deposits	243,991	28,394,995
Money market funds	14,588,811	5,561,034
Cash and cash equivalents	31,297,922	48,263,080

	ThCh$	ThCh$
By currency
Dollar	2,724,252	2,962,900
Euro	243,991	345,623
Argentine Peso	5,020,278	1,705,533
Chilean Peso	6,340,907	25,646,505
Real	16,968,494	17,602,519
Cash and cash equivalents	31,297,922	48,263,080

4.1             Time deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at December 31, 2011 and 2010:

Placement	Entity	Currency	Principal	Annual Rate	Balance at 12.31.2011
			ThCh$	%	ThCh$

12.29.2011	Banco BBVA	Euro	243,449	0.350	243,991
Total					243.991

				Annual	Balance at
Placement	Entity	Currency	Principal	Rate	12.31.2010
			ThCh$	%	ThCh$

12.17.2010	Banco Santander	Chilean peso	7,000,000	3.720%	7,004,005
01.13.2010	Banco de Chile	Unidad de fomento	4,410,633	1.700%	4,602,188
01.13.2010	Banco Estado	Unidad de fomento	4,410,633	1.650%	4,599,975
12.02.2010	Banco BBVA	Euros	354,271	0.210%	345,623
12.13.2010	Banco BBVA	Argentine peso	14,392	10.000%	14,192
03.29.2010	Banco Votorantim	Real	31,383	8.820%	33,230
09.30.2010	Banco Itaú	Real	2,846,938	8.830%	2,859,355
11.23.2010	Banco Itaú	Real	2,814,206	8.830%	2,828,751
04.14.2010	Banco Itaú	Real	397,500	8.830%	398,609
07.27.2010	Banco Itaú	Real	2,891,489	8.830%	2,900,221
12.30.2010	Banco Itaú	Real	2,808,846	8.830%	2,808,846
Total					28,394,995

4.2             Money Market

Money market mutual fund shares are valued at the share value at the close of each fiscal year. Below is a description for the end of each period:

Institution	12.31.2011	12.31.2010
	ThCh$	ThCh$

Itaú money market fund	6,281,070	—
BBVA money market fund	770,000	—
Western Assets Institutional Cash	2,877,501	1,417,175
BCI money market fund	—	163,000
Corporate money market fund	2,093,339	37,384
Galicia money market fund	2,566,901	—
Banchile money market fund	—	3,943,475
Total mutual funds	14,588,811	5,561,034

NOTE 5 —  OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2011 and 2010, other than cash and cash equivalents.  They consist of time deposits expiring in the short term (more than 90 days) and restricted mutual funds.  The detail of financial instruments is detailed as follows:

Time deposits

Placement	Maturity					Annual	Balance at
date	date		Entity	Currency	Principal	Rate	12.31.2011
					ThCh$	%	ThCh$

08.04.2011	01.18.2012		Banco BBVA	Unidad de fomento	4,000,000	3.44	4,119,995
08.04.2011	01.18.2012		Banco Estado	Unidad de fomento	4,000,000	3.48	4,138,046
12.21.2011	05.09.2012		Banco Corpbanca	Unidad de fomento	2,500,000	5.00	2,505,892
12.21.2011	05.09.2012		Banco Chile	Unidad de fomento	2,500,000	4.70	2,505,684
12.16.2011	02.20.2012	(1)	Banco Galicia	Ar$	711,717	20.00	716,403
03.25.2011	03.20.2012		Banco Votorantin	R$	17,759	8.82	19,007
					Total		14,005,027

Mutual Funds
Banco Galicia money market fund (1)							1,656,156
					Total		1,656,156

Total other current financial assets 2011							15,661,183

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company.

Time deposits

Placement	Maturity				Annual	Balance at
date	date	Entity	Currency	Principal	rate	12.31.2010
				ThCh$	%	ThCh$

05.12.10	04.29.11	Banco BBVA	Unidad de fomento	456,766	0.57	467,322
05.12.10	09.30.11	Banco BBVA	Unidad de fomento	228,383	1.37	234,861
05.12.10	12.29.11	Banco BBVA	Unidad de fomento	228,383	1.37	256,423
04.23.10	05.30.11	Banco BBVA	Unidad de fomento	12,114,877	0.00	12,362,024
05.03.10	05.09.11	Banco BCI	Unidad de fomento	11,914,000	0.00	12,153,007
06.14.10	05.09.11	Banco Itaú	Unidad de fomento	4,770,768	0.40	4,848,825
07.01.10	05.09.11	Banco Itaú	Unidad de fomento	2,713,000	0.70	2,754,825
08.03.10	08.09.11	Banco Itaú	Unidad de fomento	1,000,000	0.52	1,012,928
10.28.10	05.09.11	Banco Itaú	Unidad de fomento	4,000,000	2.86	4,033,440
10.28.10	05.09.11	Banco de Chile	Unidad de fomento	4,000,000	2.45	4,030,516
04.12.10	04.12.11	Banco BBVA	Peso Chileno	6,644,069	2.40	6,760,563
Total other current financial assets 2011						48,914,734

NOTE 6 —  CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1   Other current non-financial assets

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$

Prepaid insurance	77,228	288,588
Prepaid expenses	2,933,946	1,897,584
Fiscal credit remaining	11,704,342	4,257,271
Other current assets	45,342	492,374
Total	14,760,858	6,935,817

Note 6.2   Other non-current, non-financial assets

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Prepaid expenses	2,275,128	2,180,033
Fiscal credit	6,529,944	5,681,851
Judicial deposits(1)	19,989,604	12,720,300
Others	1,399,133	925,570
Total	30,193,809	21,507,754

(1)         See note 21.1

NOTE 7 —  TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	12.31.2011		12.31.2010
Description	Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	71,818,536	—	64,317,502	—
Notes receivables	14,932,418	7,175,660	16,325,466	7,585,983
Other accounts receivable	22,236,659	—	17,837,185	218,498
Allowance for doubtful accounts	(1,544,574)	—	(1,225,556)	—
Total	107,443,039	7,175,660	97,254,597	7,804,481

The change in the allowance for doubtful accounts between January 1 and December 31, 2011, 2010 and 2009 is presented below:

Item	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Initial balance	1,225,556	1,688,988	1,559,981
Bad debt expense	1,610,540	629,409	367,460
Use of allowance	(1,368,084)	(970,352)	(197,559)
Increase (decrease) because of foreign exchange	76,562	(122,489)	(40,894)
Movement	319,018	(463,432)	129,007
Ending balance	1,544,574	1,225,556	1,688,988

NOTE 8 —  INVENTORY

The composition of inventory balances is detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$

Raw materials	29,518,840	23,117,229
Merchandise	6,949,830	7,061,966
Production inputs	1,386,122	853,130
Products in progress	256,273	97,467
Finished goods	11,215,868	13,922,337
Spare parts	8,136,491	8,704,152
Other inventory	765,020	643,091
Obsolescence allowance	(741,786)	(683,863)
Balance	57,486,658	53,715,509

The cost of inventory recognized as a cost of sales totaled ThCh$578,581,184, ThCh$506,882,144 and ThCh$455,300,000  at December 31, 2011, 2010 and 2009, respectively.

NOTE 9 —  INCOME TAX AND DEFERRED TAXES

9.1          Current taxes receivable

The current taxes receivable consisted of the following items:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$

Monthly income tax installments	1,646,502	1,091,997
Tax credits (1)	817,064	1,196,728
Balance	2,463,566	2,288,725

(1)     That item corresponds to income tax credits on account of training expenses, purchase of property, plant and equipment and donations.

9.2          Current taxes payable

Current taxes payable are detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Income tax	3,459,329	3,877,563
Other	361,918	131,826
Balance	3,821,247	4,009,389

9.3          Tax expense

The current and deferred income tax expenses for the years ended December 31, 2011,2010 and 2009 are detailed as follows:

Description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Current tax expense	31,384,666	31,847,824	26,558,767
Adjustment to current tax from previous year	371,547	114,521	733,312
Other current tax expenses	396,319	10,276	111,287
Total net current tax expense	32,152,532	31,972,621	27,403,366

Deferred tax expenses	2,532,129	4,367,619	1,763,059
Total deferred tax expenses	2,532,129	4,367,619	1,763,059
Total income tax expense	34,684,661	36,340,240	29,166,425

9.4          Deferred taxes

The net cumulative balances of temporary differences originating in deferred tax assets and liabilities are detailed below:

	12.31.2011		12.31.2010
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	897,101	22,769,301	—	22,702,343
Impairment accrual	865,769	—	1,302,801	—
Employee benefits	1,462,239	—	2,386,307	—
Post-employment benefits	—	510,613	9,550	82,143
Tax losses	705,861	—	—	—
Contingency provision	2,215,553	—	1,620,901	—
Foreign exchange rate difference (Brazilian debt)	—	11,698,815	—	13,506,899
Allowance for doubtful accounts	368,947	—	446,516	—
Tax income for inventory holding (Argentina)	1,066,527	—	663,663	—
Derivatives	—	—	183,444	—
Tax incentives	—	7,900,864	—	5,335,199
Other	478,230	426,124	278,427	865,764
Subtotal	8,060,227	43,305,717	6,891,609	42,492,348
Net Liabilities	—	35,245,490	—	35,600,739

9.5          Deferred tax liability movement

Movement in deferred liability accounts is detailed as follows:

Item	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$

Initial Balance	35,600,739	33,182,644	28,196,054
Increase in deferred tax liabilities	2,309,907	3,724,526	6,217,311
Sale of ownership interest in Vital S.A.	(947,445)	—	—
Decrease due to foreign currency translation	(1,717,711)	(1,306,431)	(1,230,721)
Movements	(355,249)	2,418,095	4,986,590
Ending balance	35,245,490	35,600,739	33,182,644

9.6          Distribution of domestic and foreign tax expenses

As of December 31, 2011, 2010 and 2009, domestic and foreign tax expenses are detailed as follows

	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Income tax
Current taxes
Foreign	(24,138,759)	(26,000,138)	(20,758,996)
Domestic	(8,013,773)	(5,972,483)	(6,644,370)
Current tax expense	(32,152,532)	(31,972,621)	(27,403,366)

Deferred taxes
Foreign	(3,006,679)	(3,293,124)	(2,437,295)
Domestic	474,550	(1,074,495)	674,236
Deferred tax expense	(2,532,129)	(4,367,619)	(1,763,059)
Income tax expense	(34,684,661)	(36,340,240)	(29,166,425)

9.7          Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Income before taxes	131,712,085	139,940,304	127,151,903
Tax expense at legal rate (20%)	(26,342,417)	—
Tax expense at legal rate (17%)	—	(23,789,852)	(21,615,823)
Effect of tax rate in other jurisdictions	(11,459,545)	(15,161,635)	(13,421,632)

Permanent differences:
Income frm investees and subsidiaries not subject to taxation	4,190,331	4,754,092	5,993,880
Non-tax-deductible expenses	(868,025)	(213,192)	(591,384)
Other	(205,005)	(1,929,653)	468,534
Tax expense adjustment	3,117,301	2,611,247	5,871,030

Tax expense at effective rate	(34,684,661)	(36,340,240)	(29,166,425)
Effective rate	26.3%	26.0%	22.9%

The income tax rates applicable in each of the jurisdictions where the company does business are detailed as follows:

Country	Rate
Chile	20%
Brasil	34%
Argentina	35%

NOTE 10 —  PROPERTY, PLANT, AND EQUIPMENT

10.1                                Balances

Property, plant and equipment at the end of each year are detailed below:

	Gross property, plant and equipment		Cumulative depreciation and impairment loss		Net property, plant and equipment
Item	12.31.2011	12.31.2010	12.31.2011	12.31.2010	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	47,924,160	23,506,510	—	—	47,924,160	23,506,510
Land	34,838,977	36,523,803	—	—	34,838,977	36,523,803
Buildings	93,603,989	92,227,198	(28,249,427)	(29,245,272)	65,354,562	62,981,926
Plant and equipment	264,342,629	232,604,986	(155,026,259)	(154,729,140)	109,316,370	77,875,846
Information technology equipment	11,416,373	10,825,556	(9,273,033)	(8,756,221)	2,143,340	2,069,335
Fixed installations and accessories	29,878,815	30,603,706	(14,428,606)	(14,319,552)	15,450,209	16,284,154
Motor vehicles	4,871,319	5,627,463	(2,932,515)	(3,757,415)	1,938,804	1,870,048
Improvements to leased property	153,483	155,755	(129,503)	(110,832)	23,980	44,923
Other property, plant and equipment (1)	250,672,995	286,065,161	(177,598,930)	(215,739,526)	73,074,065	70,325,635
Total	737,702,740	718,140,138	(387,638,273)	(426,657,958)	350,064,467	291,482,180

(1)         Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.  The net balance of each of these categories at December 31, 2011 and  2010 is detailed as follows:

Other property, plant and equipment	12.31.2011	12.31.2010
	ThCh$	ThCh$
Bottles	36,737,104	38,230,257
Marketing and promotional assets	19,478,303	18,153,012
Other property, plant and equipment	16,858,658	13,942,366
Total	73,074,065	70,325,635

The Company has an insurance to protect its property, plant and equipment and its inventory from potential losses.The geographic distribution of those assets is detailed as follows:

Chile: Santiago, Puente Alto, Maipú, Renca, Rancagua and San Antonio

Argentina:  Buenos Aires, Mendoza, Córdoba and Rosario

Brazil:  Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2011, 2010 and 2009:

For the year ended 12.31.2011	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180
Deconsolidation of Vital S.A. because control was lost	—	(1,789,538)	(5,234,227)	(6,749,334)	—	—	—	—	(732,167)	(14,505,266)
Additions	52,845,762	(973)	2,076,108	30,838,285	601,044	45,516	499,615	—	31,524,654	118,430,011
Disposals	(13,506)	(120,727)	(762,174)	(17,571)	(185)	(30,395)	—	—	(49,852)	(994,410)
Transfers between items of property, plant and equipment	(28,409,020)	283,495	8,785,405	21,589,748	398,449	1,810,434	14,956	—	(4,473,467)	—
Depreciation expense	—	—	(2,022,571)	(13,713,542)	(931,282)	(1,117,400)	(379,172)	(21,250)	(20,650,320)	(38,835,537)
Increase (decrease) in foreign currency translation	(24,574)	(67,205)	(179,705)	(542,938)	6,023	26,995	(1,980)	307	(280,024)	(1,063,101)
Other increases (decreases)	18,988	10,122	(290,200)	35,876	(44)	(1,569,095)	(64,663)	—	(2,590,394)	(4,449,410)
Total movements	24,417,650	(1,684,826)	2,372,636	31,440,524	74,005	(833,945)	68,756	(20,943)	2,748,430	58,582,287
Ending balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467

For the year ended 12.31.2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	5,487,011	37,046,146	61,570,532	72,648,457	2,139,891	16,664,567	1,416,740	79,336	50,816,411	247,869,091

Additions	32,097,391	501,788	1,834,762	21,923,605	669,553	60,376	895,781	—	32,592,914	90,576,170
Disposals	—	(10,039)	(71,333)	(225,383)	(350)	—	(4,342)	—	(206,873)	(518,320)
Transfers between items of property, plant and equipment	(13,807,070)	—	3,515,683	2,022,179	258,089	661,830	1,324	—	7,347,965	—
Depreciation expense	—	—	(1,829,939)	(13,445,509)	(938,545)	(985,366)	(355,283)	(32,584)	(18,519,806)	(36,107,032)
Increase (decrease) in foreign currency translation	(270,822)	(1,014,092)	(2,048,206)	(4,838,392)	(58,043)	(119,494)	(60,895)	(1,829)	(606,776)	(9,018,549)
Other increases (decreases)	—	—	10,427	(209,111)	(1,260)	2,241	(23,277)	—	(1,098,200)	(1,319,180)
Total movements	18,019,499	(522,343)	1,411,394	5,227,389	(70,556)	(380,413)	453,308	(34,413)	19,509,224	43,613,089
Ending balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180

For the fiscal year ending 12/31/2009	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	4,942,367	38,121,541	59,456,026	74,144,934	2,687,932	16,436,484	830,402	78,800	52,049,278	248,747,764

Additions	12,246,515	—	363,270	11,068,846	353,965	17,120	961,803	23,676	21,109,718	46,144,913
Disposals	(18)	—	—	(29,640)	(398)	—	—	—	(145,417)	(175,473)
Transfers between items of property, plant and equipment	(9,920,144)	—	2,165,884	3,580,304	151,751	802,833	46,651	—	3,172,721	—
Depreciation expense	—	—	(1,752,611)	(14,514,062)	(1,350,230)	(1,106,466)	(249,014)	(30,670)	(17,059,331)	(36,062,384)
Increase (decrease) in foreign currency translation	(521,521)	(1,075,395)	978,600	(1,675,935)	268,779	(204,152)	(80,852)	7,530	(5,749,157)	(8,052,103)
Other increases (decreases)	(1,260,188)	—	359,363	74,010	28,092	718,748	(92,250)	—	(2,561,401)	(2,733,626)
Total movements	544,644	(1,075,395)	2,114,506	(1,496,477)	(548,041)	228,083	586,338	536	(1,232,867)	(878,673)
Final balance	5,487,011	37,046,146	61,570,532	72,648,457	2,139,891	16,664,567	1,416,740	79,336	50,816,411	247,869,091

NOTE 11 –  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of December 31, 2011and 2010 are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2011	12.31.2010
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S. A.	Shareholder	Chile	Chilean peso	6,014,176	—
86.881.400-4	Envases CMF S. A.	Associate	Chile	Chilean peso	338,765	—
93.473.000-3	Embotelladoras Coca-Cola Polar S.A.	Related to shareholder	Chile	Chilean peso	66,052	248,273
Total					6,418,993	248,273

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2011	12.31.2010
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	11,187	8,847

Total					11,187	8,847

11.2           Accounts Payable :

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2011	12.31.2010
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	—	3,959,060
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Argentine peso	962,725	2,725,508
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Real	6,287,520	3,834,762
96.705.990-0	Envases Central S.A.	Associate	Chile	Chilean peso	2,200,977	1,005,828
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean peso	—	1,216,955
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Chilean peso	732,249	630,927
89.996.200-1	Envases del Pacífico S.A.	Director común	Chile	Chilean peso	—	173,850
93.891.720-k	Coca-Cola Embonor S.A.	Related to shareholder	Chile	Chilean peso	—	776,583
96.648.500-0	Vital Jugos S.A.	Associate	Chile	Chilean peso	1,175,567	—

Total					11,359,038	14,323,473

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2011 ThCh$
96.648.500-0	Vital S.A.	Associate	Chile	Sale of raw materials	Chilean peso	5,589,681
96.648.500-0	Vital S.A.	Associate	Chile	Collection of loans	Chilean peso	3,102,400
96.648.500-0	Vital S.A.	Associate	Chile	Purchase of finished products	Chilean peso	21,687,373
96.648.500-0	Vital S.A.	Associate	Chile	Loan granted	Chilean peso	2,600,000
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	19,170,427
96.705.990-0	Envases Central S. A.	Associate	Chile	Sale of raw materials	Chilean peso	3,345,527
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean peso	66,279,629
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	2,300,351
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of marketing services	Chilean peso	791,098
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean peso	6,147,836
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	10,574,791
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean peso	1,294,064
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	6,191,936
Foreign	Recofarma do Industrias Amazonas Ltda	Related to shareholder	Brazil	Concentrate purchase	Real	83,833,396
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	1,371,278
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Real	18,489,621
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Concentrate purchase	Argentine peso	50,482,708
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,099,957
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Collection of advertising participation	Argentine peso	5,078,692
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investments in time deposits	Chilean peso	723,921
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Bank loans	Chilean peso	3,498,249
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean peso	1,434,234
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Payment of bank loans	Chilean peso	3,498,249
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	1,330,544
79.753.810-8	Claro y Cia .	Related to director	Chile	Legal Counsel	Chilean peso	246,548
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean peso	355,460

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2010 ThCh$

96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	17,810,345
96.705.990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials	Chilean peso	2,542,071
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Concentrate purchase	Chilean peso	64,448,337
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Advertising payment	Chilean peso	1,857,135
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Services rendered	Chilean peso	3,292,507
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Advertising collection	Chilean peso	989,554
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Concentrate purchase	Real	61,827,392
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	1,188,468
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Real	13,851,240
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	7,636,480
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean peso	409,929
84.505.800-8	Vendomática S.A	Related to director	Chile	Sale of finished products	Chilean peso	1,401,691
84.505.800-8	Vendomática S.A	Related to director	Chile	Supply and advertising agreement	Chilean peso	250,000
96.815.680-2	BBVA Administración General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	34,148,000
96.815.680-2	BBVA Administración General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	36,992,000
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	5,676,978
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Services rendered	Chilean peso	254,909
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Concentrate purchase	Argentine peso	39,404,175
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	1,587,201
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Collection of advertising participation	Argentine peso	6,218,762
96.891.720-K	Coca-Cola Embonor S. A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	8,236,127
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	689,551
93.473.000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	5,243,772
89.996.200-1	Envases del Pacífico S.A.	Related to shareholder	Chile	Raw materials purchased	Chilean peso	481,592

Taxpayer ID	Company	Relationship	Country of Origin	Description of transaction	Currency	Cumulative 12.31.2009
						ThCh$
96,705,990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	18,361,212
96,705,990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials and materials	Chilean peso	2,432,955
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean peso	79,166,075
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Payment of advertising share	Chilean peso	5,734,098
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of advertising	Chilean peso	3,627,587
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Other sales	Chilean peso	1,036,370
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Purchase of concentrate	Real	56,859,868
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	2,118,745
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Payment of advertising shares	Real	11,333,220
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of bottles	Chilean peso	9,693,910
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine peso	35,498,256
89,996,200-1	Envases del Pacífico S.A.	Common Director	Chile	Purchase of raw materials	Chilean peso	496,303
96,891,720-K	Embonor S.A.	Related to shareholders	Chile	Sale of finished products	Chilean peso	6,887,687
96,517,310-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	707,819
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Sale of products	Chilean peso	4,199,630
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	60,722
90,278,000-9	Iansagro S.A.	Common Director	Chile	Purchase of sugar	Chilean peso	6,506,542
84,505,800-8	Vendomática S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	1,639,692
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Investment of mutual funds	Chilean peso	43,045,413
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Redemption of mutual funds	Chilean peso	40,176,629
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	5,415,866

11.4                                Payroll and benefits of the Company’s key employees

Salary and benefits paid to the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	4,324,205	4,198,174	4,422,304
Director allowances	1,104,000	1,016,124	742,956
Termination benefits	2,289,610	1,643,749	153,924
Accrued benefits in the last five years and paid during the period (1)	1,338,675	981,635	—
Total	9,056,490	7,839,682	5,319,184

(1)              The Company has an executive retention plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

NOTE 12 —  EMPLOYEE BENEFITS

As of December 31, 2011 and 2010, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$6,354,817 and ThCh$6,635,679 respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

12.1        Personnel expenses

Personnel expenses included in the statement of consolidated comprehensive income were:

Description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$

Wages and salaries	85,266,348	78,616,848	61,841,332
Employee benefits	19,336,845	20,084,397	17,806,789
Severance and post-employment benefits	2,307,187	1,580,085	8,479,218
Other personnel expenses	5,135,492	4,549,669	4,159,121
Total	112,045,872	104,830,999	92,286,460

12.2           Post-employment benefits

This item represents the employee severance indemnities valued pursuant to Note 2.17. The composition of balances at December 31, 2011 and 2010 is detailed as follows

Post-employment benefits	12.31.2011	12.31.2010
	ThCh$	ThCh$

Non-current provision	5,130,015	7,256,590
Total	5,130,015	7,256,590

12.3           Post-employment benefit movement

The movements of post-employment benefits for the year ended December 31, 2011 and 2010 are detailed as follows:

Movements	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$

Initial balance	7,256,590	8,401,791	8,034,813
Service costs	288,386	359,798	114,293
Interest costs	471,678	213,927	325,872
Net actuarial losses	1,310,764	569,707	540,943
Benefits paid	(4,197,403)	(2,288,633)	(614,130)
Ending balance	5,130,015	7,256,590	8,401,791

12.4           Assumptions

The actuarial assumptions used at December 31, 2011 and 2010 were:

Assumption	2011	2010	2009
Discount rate (1)	6.5%	6.7%	6,5%
Expected salary increase rate (1)	5.0%	4.7%	4.5%
Turnover rate	6.6%	6.6%	6,6%
Mortality rate (2)	RV-2009	RV-2004	RV-2004
Retirement age of women	60 years	60 years	60 años
Retirement age of men	65 years	65 years	65 años

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendency of Securities and Insurance.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD

13.1           Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Investment Cost		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2011	12.31.2010	12.31.2011	12.31.2010
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A.	Chile	Chilean peso	16,824,399	19,070,517	50.00%	50.00%
96.845.500-0	Vital Jugos S.A.	Chile	Chilean peso	12,568,269	—	57.00%	—
76.389.720-6	Vital Aguas S.A.	Chile	Chilean peso	2,952,050	2,718,443	56.50%	56.50%
96.705.990-0	Envases Central S.A.	Chile	Chilean peso	4,223,890	3,983,711	49.91%	49.91%
Foreign	Mais Indústria de Alimentos S.A.	Brazil	Real	—	5,517,687	—	6.16%
Foreign	Sucos Del Valle do Brasil Ltda.	Brazil	Real	—	3,881,452	—	6.16%
Foreign	Kaik Participações Ltda.	Brazil	Real	1,304,027	1,223,538	11.31%	11.31%
Foreign	Sistema de Alimentos e Bebidas do Brasil Ltda.	Brazil	Real	9,766,182	—	5.74%	—
Foreign	Holdfab2 Participações Societarias Ltda.	Brazil	Real	12,652,149	14,358,820	36.40%	36.40%

	Total			60,290,966	50,754,168

13.2           Movement

The movement of investments in associates recorded using the equity method is shown below, for to the year ended December 31, 2011 and 2010:

Details	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Initial Balance	50,754,168	34,731,218	32,822,541

Capital increases in equity investees	4,527,000	15,229,291	937,607
Sale of 43% ownership interest in Vital Jugos S.A.	(6,188,675)	—	—
Incorporation of Vital Jugos S.A.	13,114,268	—	—
Dividends received	(2,786,957)	(1,379,837)	(2,000,000)
Share in operating income	2,541,186	2,984,544	2,506,119
Goodwill in sale of property plant and equipment to Envases CMF	85,266	85,266	85,266
Decrease in foreign currency translation	(621,861)	(624,004)	527,922
Capital decrease (return of capital) in Envases CMF S.A.	(1,150,000)	—	—
Other, nets	16,571	(272,310)	(148,237)
Ending balance	60,290,966	50,754,168	34,731,218

The main movements for the years ended 2011 and 2010 are detailed as follows:

•             A special shareholders meeting of Vital S.A., our subsidiary, held on January 5, 2011, approved a capital increase of ThCh$1,278,000, which was paid in full on January 7, 2011.  It also approved changing the name of the company to Vital Jugos S.A.

•             On January 21, 2011, our subsidiaries Andina Bottling Investments S.A. and Andina Inversions Societarias S.A. together sold a 43% ownership interest in Vital Jugos S.A. to Embotelladoras Coca-Cola Polar S.A., (15%) and Coca-Cola Embonor S.A. (28%), for an amount of ThCh$6,841,889.  The fair value of the 43% sold was ThCh$6,188,675 resulting in a gain of ThCh$ 653,214 which is presented as Other gains (losses) in the income statement.

•             As a result of the transactions,  the Andina group lost control of Vital Jugos S.A., given that despite maintaining 57% owneship, substantive participating rights exist on behalf of the other shareholders in that at least one vote is required from the rest of the bottlers of Coca-Cola system for decision-making of financial policies and operation of the business. Accordingly, beginning on January 21, 2011, Vital Jugos S.A., is treated as investments accounted for using the equity method, being excluded from the consolidation.  The fair value of the 57% of Vital Jugos S.A. retained amounts to ThCh$13,144,268.

Additionally, because of the loss of control of Vital Jugos S.A., the difference between the estimated fair value and the book value of the investment remaining in the Company’s possession (amounting to ThCh$867,414) was recognized as of a component of “Share in profit (loss) of equity method investees” within the income statement,

•             During the year ended December 31, 2011, capital contribution were made to Vital Jugos S.A., for a total amount of ThCh$3,249,000.   These amounts are included as a component of the “capital increases in equity investees” disclosed above.

•             On February 12, 2009, our Brazilian subsidiary Rio de Janeiro Refrescos Ltda, made a capital contribution to Holdfab Participações Ltda, in which it holds an interest of 14.732% in the amount of ThCh$217,637.   These amounts are included as a component of the “capital increases in equity investees” disclosed above.

•             Holdfab2 Participacoes Societarias Ltda. was established in Brazil on March 23, 2010, along with the Coca-Cola bottlers for the purpose of concentrating their investments in the company Leon Junior S.A., in which our subsidiary Rio de Janeiro Refrescos Ltda. has a 36.40% ownership interest, capital contributions amounted to ThCh$15,229,291 and were carried out on August 23, 2010.   These amounts are included as a component of the “capital increases in equity investees” disclosed above.  In turn, Holdfab 2 Participações Societárias Ltda. holds a 50% ownership interest in Leão Junior, hence the Company indirectly controls 18.2% of the latter.

•             During 2011, Sucos del Valle do Brasil Ltda. changed its name to Sistema de Alimentos de Bebidas do Brasil Ltda. and merged with Mais Industrias de Alimentos S.A. that same year. Rio de Janeiro Refrescos Ltda. held an interest of 6.16% in both companies, but after the corporate restructuring, basically to capitalize income, that share fell to 5.74%.

•             During the years ended December 31, 2011, 2010 and 2009, the Company received dividends from its associate Envases CMF S.A. which amounted to ThCh$2,061,957, ThCh$1,379,837 and ThCh$2,000,000 respectively.

•             A special shareholders meeting of Envases CMF S.A. approved a capital decrease of ThCh$2,300,000.  The Company received ThCh$1,150,000 of that amount, which is shown as an accounts receivable from an affiliate.

Reconciliation of Income by Investment in Associates:

Details	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Equity in income of associates	2,541,186	2,984,544	2,506,119

Non-realized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(600,294)	(754,875)	(987,487)

Amortization of gain sale of property plant and equipment Envases CMF	85,266	85,266	85,266

Income Statement Balance	2,026,158	2,314,935	1,603,898

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets not considered as goodwill

Intangible assets not considered as goodwill as of the end of each period are detailed as follows:

	December 31, 2011			December 31, 2010
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Water rights	526,342	(103,879)	422,463	522,750	(94,124)	428,626
Software	8,974,534	(8,258,140)	716,394	8,718,483	(7,781,514)	936,969
Total	9,500,876	(8,362,019)	1,138,857	9,241,233	(7,875,638)	1,365,595

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2011, 2010 and 2009:

	December 31, 2011			December 31, 2010			December 31, 2009
	Water			Water			Water
Description	rights	Software	Total	rights	Software	Total	rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	428,626	936,969	1,365,595	426,902	1,690,431	2,117,333	119,605	2,336,157	2,455,762
Additions	—	418,182	418,182	16,710	181,123	197,833	405,798	66,746	472,544
Amortization	(7,207)	(661,989)	(669,196)	(8,024)	(907,477)	(915,501)	(98,501)	(744,284)	(842,785)
Other increases (decreases)	1,044	23,232	24,276	(6,962)	(27,108)	(34,070)	—	31,812	31,812
Final balance	422,463	716,394	1,138,857	428,626	936,969	1,365,595	426,902	1,690,431	2,117,333

14.2             Goodwill

Movement in goodwill during the years 2011, 2010 and 2009 is detailed as follows:

Year ended December 31, 2011

Cash generating unit	01.01.2011	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	42,298,955	—	—	(601,951)	41,697,004
Argentine operation	15,471,380	—	—	383,794	15,855,174
Total	57,770,335	—	—	(218,157)	57,552,178

Year ended December 31, 2010

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	43,820,310	—	—	(1,521,355)	42,298,955
Argentine operation	17,540,035	—	—	(2,068,655)	15,471,380
Total	61,360,345	—	—	(3,590,010)	57,770,335

Year January — December, 2009

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	41,042,712	—	—	2,777,598	43,820,310
Argentine operation	24,226,359	—	—	(6,686,324)	17,540,035
Total	65,269,071	—	—	(3,908,726)	61,360,345

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	12.31.2011	12.31.2010
	ThCh$	ThCh$
Current
Bank loans	8,689,670	6,941,133
Bonds payable	3,426,922	3,120,737
Forward contract obligations	163,718	917,219
Deposits in guarantee	10,813,092	8,002,105
CPMF(1)	—	1,934,529
Total	23,093,402	20,915,723

Non-current
Bank loans	5,081,986	593,726
Bonds payable	69,559,417	69,855,733
Total	74,641,403	70,449,459

(1)          In 1999, the Company’s subsidiary Rio Janeiro Refrescos Ltda. filed a tax lawsuit against the Brazilian Treasury for alleged unconstitutionality in the collection of the tax called CPMF (Contribuição Provisória sobre Movimentação Financeira) on the debits and credits to bank current accounts. While the subsidiary obtained a provisional suspension of said payments from the Courts of Justice, the corresponding tax obligation was still provisioned. In November 2006, the Courts of Justice ruled the constitutionality of the referred tax and Refrescos came to an agreement with the Brazilian Treasury to divide payments in 60 installments.

15.1.1                     Bank loans, current

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days up to 1	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	year	12.31.2011	12.31.2010
												ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine peso	At maturity	14.80%	9.90%	—	739,966	739,966	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación	Argentina	Argentine peso	At maturity	11.85%	11.85%	1,516,442	4,021,000	5,537,442	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de Galicia	Argentina	Argentine peso	At maturity	12.50%	12.50%	—	—	—	9,220
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine peso	At maturity	13.22%	13.22%	—	—	—	6,545,691
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nuevo Santa Fe	Argentina	Argentine peso	At maturity	10.25%	10.25%	—	—	—	5,032
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Real	Monthly	9,40%	9.40%	28,430	158,904	187,334	197,880
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco alfa	Brazil	Real	Monthly	11.07%	11.07%	—	—	—	49,310
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco BBVA	Chile	Chilean peso	At maturity	6.50%	6.50%	1,827,000	—	1,827,000	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco BBVA	Chile	Chilean peso	At maturity	8.88%	8.88%	397,928	—	397,928	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	4.50%	4.50%	—	—	—	134,000
											Total	8,689,670	6,941,133

15.1.2  Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	12.31.2011	12.31.2010
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Real	Monthly	9.40%	9.40%	159,105	145,756	92,717	397,578	593,726
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario(1)	Argentina	Argentine pesos	At maturity	14.80%	9.90%	1,222,020	3,462,388	—	4,684,408	—
												Total	5,081,986	593,726

(1)             The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlantico S.A. is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlantico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.  The loan has been recorded in the financial statements at the fair value, i.e. using the market rate of 14.8% per annum.  The interest differential of ThCh$ 639,844 is recorded as a component of the fixed asset balance and depreciated over its estimated useful life.

15.2.1        Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	12.31.2011	12.31.2010	12.31.2011	12.31.2010	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face rate interest)	3,674,408	3,359,692	71,877,478	72,324,782	75,551,886	75,684,474
Expenses of bond issuance and discounts on placement	(247,486)	(238,955)	(2,318,061)	(2,469,049)	(2,565,547)	(2,708,004)
Net balance presented in statement of financial position	3,426,922	3,120,737	69,559,417	69,855,733	72,986,339	72,976,470

15.2.2        Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

							Next
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization	Par value
identification number	Serie	amount	adjustment	rate	maturity	payment	of capital	12.31.2011	12.31.2010
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 254, 6/13/2001	B	3,370,913	UF	6.5	06.01.2026	Semestral	12.01.2012	3,674,408	3,359,692
Total current portion								3,674,408	3,359,692

Bonds, non-current portion
SVS Registration No, 254, 6/13/2001	B	3,370,913	UF	6.5	06.01.2026	Semestral	12.01.2013	71,877,478	72,324,782
Total, non-current portion								71,877,478	72,324,782

Accrued interest included in the current portion of bonds totaled ThCh$ 400,661 and ThCh$421,282  at December 31, 2011 and 2010, respectively.

15.2.3        Non-current maturities

		Year of maturity					Total non-current
	Series	2013	2014	2015	2016	Después	12.31.2011
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 254, 6/13/2001	B	3,486,539	3,713,164	3,954,523	4,211,566	56,511,686	71,877,478

15.2.4        Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2011:

AA +      :       Rating assigned by Fitch Chile

AA +      :       Rating assigned by Feller & Rate

15.2.5        Restrictions

The following restrictions apply to the issuance and placement of the Company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF3,370,912.55 is outstanding:

•                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated equity. As defined in the debt agreements, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total equity plus non-controlling interests will be considered consolidated Equity.

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

The Company was in compliance with all financial covenants at December 31, 2011 and 2010.

15.2.6        Repurchased bonds

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

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At December 31, 2011 and 2010, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income.

15.2.7        Liability for Banking fees (CPMF)

These amounts are liabilities for banking fees on bonds owed by our subsidiary, Rio de Janeiro Refrescos Ltda.:

	12.31.2011	12.31.2010
	ThCh$	ThCh$
Current	—	1,934,529
Total	—	1,934,529

15.2.8        Forward contract obligations

Please see the explanation in Note 20.

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	12.31.2011	12.31.2010
	ThCh$	ThCh$
Trade accounts payable	112,963,542	94,824,152
Withholdings	14,977,133	10,434,297
Others	97	23,886
Total	127,940,772	105,282,335

NOTE 17 —  PROVISIONS

17.1           Balances

The balances of provisions recorded by the Company at December 31, 2011 and 2010 are detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Litigation (1)	7,970,835	4,328,367
Total	7,970,835	4,328,367

Current	87,966	60,748
Non-current	7,882,869	4,267,619
Total	7,970,835	4,328,367

(1)              These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2           Movements

Movement in the main items included under provisions is detailed as follows:

	12.31.2011			12.31.2010			12.31.2009
Description	Litigation	Others	Total	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	4,328,367	—	4,328,367	4,461,153	34,833	4,495,986	2,901,205	30,012	2,931,217

Additional provisions	—	—	—	875,703	—	875,703	2,752,562	9,821	2,762,383
Increase (decrease) in existing provisions	4,370,851	—	4,370,851	381,875	—	381,875	29,318	—	29,318
Provision used (payment made) on account of the provision)	(702,552)	—	(702,552)	(1,146,574)	(34,833)	(1,181,407)	(871,587)	—	(871,587)
Reversal of unused provision							(1,213)	(5,000)	(6,213)
Increase (decrease) foreign exchange rate difference	(25,831)	—	(25,831)	(243,790)	—	(243,790)	(349,132)	—	(349,132)
Ending Balance	7,970,835	—	7,970,835	4,328,367	—	4,328,367	4,461,153	34,833	4,495,986

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each year end are detailed as follows:

Description	12.31.2011	12.31.2010
	ThCh$	ThCh$
Minimum dividend liability (30%)	8,766,572	10,723,669
Dividend payable	6,876,934	6,925,621
Employee remuneration payable	6,354,817	6,635,679
Accrued vacations	7,723,738	6,635,265
Other	1,056,160	363,190
Total	30,778,221	31,283,424

Current	30,341,479	30,962,748
Non-current	436,742	320,676
Total	30,778,221	31,283,424

NOTE 19 —   EQUITY

19.1                       Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of December 31, 2011, divided into 760,274,542 Series A and B shares. The distribution and differentiation of these is detailed as follows:

19.1.1        Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

19.1.2        Capital:

Series	Subscribed capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

19.1.3        Rights of each series:

•                                          Series A:  Election of 6 of the 7 directors and their respective alternates.

•                                          Series B:  Receipt of 10% more of dividends than what is received by holders of Series A shares, and election of 1 of 7 directors and the respective alternate.

19.2           Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April, 2011 Annual Shareholders Meeting, the shareholders authorized the Board of Directors to pay interim dividends during July and October 2011 and January 2012, at its discretion.

During 2011, the Shareholders’ Meeting approved an extraordinary dividend payment against the retained earnings fund. It is not guaranteed that those payments will be repeated in the future.

Regarding Circular Letter N°1945 of the Chilean Superintendency of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendency of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$3,621,923 have been realized at December 31, 2011 and are available for distribution as dividends in accordance with the following:

Concept	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2011	Amount of accumulated earnings at 12.31.2011
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,984,075)	9,554,048
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	—	6,393,518
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(395,016)	534,544
Deferred taxes complementary accounts	Amortization	(1,414,383)	571,053	(843,330)
Total		19,260,703	(3,621,923)	15,638,780

The dividends declared and paid during 2011 and 2010 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2011	January	Interim	2010	8.50	9.35
2011	May	Final	2010	13.44	14.784
2011	July	Additional	Retained Earnings	50.00	55.00
2011	July	Interim	2011	8.50	9.35
2011	October	Interim	2011	8.50	9.35
2010	January	Interim	2009	7.00	7.70
2010	April	Final	2009	11.70	12.87
2010	May	Additional	Retained Earnings	50.00	55.00
2010	July	Interim	2010	8.50	9.35
2010	October	Interim	2010	8.50	9.35
2009	January	Interim	2009	7.00	7.70
2009	April	Final	2009	14.13	15.543
2009	May	Additional	Retained Earnings	43.00	47.30
2009	July	Interim	2010	7.00	7.75
2009	October	Interim	2010	7.00	7.75

19.3           Reserves

19.3.1        Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendency of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and was accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

19.3.2        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed as follows:

Description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(1,274,857)	1,324,710	6,495,746
Embotelladora del Atlántico S.A.	(19,072,195)	(19,706,911)	(15,428,107)
Foreign currency translation differences Abisa Corp.- Rio de Janeiro Refrescos Ltda.	(2,112,827)	(3,200,224)	(1,354,797)
Total	(22,459,879)	(21,582,425)	(10,287,158)

The movement of this reserve for the fiscal periods ended December 31, 2010, 2010 and 2009 respectively is detailed as follows:

Description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(2,599,567)	(5,171,036)	6,495,746
Embotelladora del Atlántico S.A.	634,716	(4,278,804)	(15,428,107)
Foreign exchange Rate Differences Abisa Corp. - Rio de Janeiro Refrescos Ltda.	1,087,397	(1,845,427)	(1,354,797)
Total	(877,454)	(11,295,267)	(10,287,158)

19.4           Non-controlling interests

This is the recognition of the portion of Equity and income from subsidiaries that are owned by third parties, The detail of this account at December 31, 2011 is as follows:

	Non-controlling Interests
Description	Percentage %	Shareholders’ Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	8,981	3,015
Andina Inversiones Societarias S.A.	0.0001	34	4
Total		9,015	3,019

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share at December 31, 2011 and 2010, respectively, is detailed as follows:

		12.31.2011
Earnings per share	SERIES A	SERIES B	TOTAL

Earnings attributable to shareholders (ThCh$)	46,203,022	50,821,383	97,024,405
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	121,54	133,69	127,62

	12.31.2010
Earnings per share	SERIES A	SERIES B	TOTAL

Earnings attributable to shareholders (ThCh$)	49,333,069	54,264,303	103,597,372
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	129.78	142.75	136.26

	12.31.2009
Earnings per share	SERIES A	SERIES B	TOTAL

Earnings attributable to shareholders (ThCh$)	46,658,396	51,324,334	97,982,730
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	122.74	135.01	128.88

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative liabilities at December 31, 2011 and 2010:

20.1     Currency forwards for highly probable expected transactions:

During 2010, the Company made agreements to hedge the exchange rate in the purchases of fixed assets in a foreign currency during 2011.  Those agreements were appraised at the fair value, resulting in a net profit of ThCh$134,572 for 2011 (net loss of ThCh$913,378 at December 31, 2010).  No such agreements were outstanding at December 31, 2011 (there was a derivative liability outstanding for ThCh$431,236 at December 31, 2010).  Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

In 2011 and 2010, the Company made agreements to hedge the exchange rate in the purchases of raw materials and future flows in 2011 and 2012.  The outstanding agreements totaled ThUS$42,500 at December 31, 2011.  They were appraised at the fair value, which resulted in a net profit of ThCh$1,347,277 for 2011 (a net loss of ThCh$485,983 at December 31, 2010).  Liabilities of ThCh$163,718 were recognized at December 31, 2011 and of ThCh$485,983 at December 31, 2010.  The agreements oustanding at December 31, 2011 also required leaving financial instruments as collateral against performance, which totaled ThCh$2,372,559 on the closing date.  Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

20.2     Foreign currency forward of items recognized in the accounting:

At December 31, 2010, the Company had sugar sales contracts with the London Exchange to hedge a variable price in the supply of sugar during 2010. These contracts expired during 2010, and were accounted for at fair value.  At December 31, 2010 these contracts generated net earnings amounting to ThCh$2,121,469.  Since these contracts do not meet the documentation requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects have been charged directly to income.

Fair value hierarchy

The Company had a total liabilities related to its foreign exchange forward contracts of ThCh$163,718, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as Price) or indirectly (i.e. derived from a Price)
Level 3:	Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the reporting period ended December 31, 2011, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2.

Fair Value Measurements at December 31, 2011
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Assets	inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities
Other financial current liabilitiess	—	163,718	—	163,718
Total liabilities	—	163,718	—	163,718

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1           Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel, detailed as follows:

1) Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,042,324. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and Equity, based on the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in current lawsuits and probable lawsuits regarding labor, tax and other matters. The accounting provisions to cover contingencies of a probable loss total ThCh$6,870,999. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the Company, based on the opinion of its legal counsel. As it is customary in Brazil, the Company has been required by the tax authorities to guaranty contingencies in the amounts of ThCh$19,898,604 in 2011 and ThCh$12,720,301 in 2010 although occurrence possibility of these contingencies are remote, probable or possible.

3) Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$57,512. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the company, in the opinion of its legal advisors.

On April 28, 2011 the Company was legally informed of an anti-competition lawsuit filed by the Chilean Fiscalía Nacional Económica (“Chilean National Economic Prosecutor”, the FNE) before the Tribunal de Defensa de la Libre Competencia (“Chilean Anti-Competition Court”, the TDLC) against Embotelladora Andina S.A. and Coca-Cola Embonor S.A. This lawsuit indicates that said companies would have violated the regulation of free competition by establishing a system of granting incentives in the traditional distribution channel since these points of sale do not advertise, exhibit and/or commercialize, in any manner, the so called “B-brands” or alternative soft drink beverages.  This lawsuit ended on November 22, 2011, by approval of the Anti-competition Court of the terms of reconciliation proposed November 15, 2011 by the National Economic Prosecutor, Embotelladora Latinoamericana S.A., Embotelladora Castel Ltda., Industrial y Comercial Lampa S.A., Sociedad Comercial Antillanca Ltda., Coca-Cola Embonor S.A. and Embotelladora Andina S.A..

As a result of this agreement, the Company assumed certain commitments that included allowing 20% of space to be available in refrigerators provided by Embotelladora Andina S.A. at certain points of sale in the traditional channel where there are no other refrigerators, for a period of five years.

The reconciliation agreement did not impose fines nor constitute an acknowledgement of liability in the anti-competition offenses.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of December 31, 2011 and 2010 are detailed as follows:

Guarantee in	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
favor of	Name	Relationship	Carrying amount	Type	amount	2011	2010	2012	2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Export	21,894	—	—	—	—
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Import	6,657	—	—	—	—
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Substitution for collateral	483
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	19,989,604	—	—	—	—
Serviu Región Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	2,907	2,778	—	—
Hospital San Jose	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	512	—	512	—
Director Regional De Validad Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	1,116	—	1,116	—
Tesorero Municipal de Renca	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	89,306		89,306	—
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	155,760		—	155,760
AGA	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Contract	—	—	145,569	—	—
Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Financial instruments	Derivatives transactions	2,372,559	163,718	—	—	—

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

Interest rate risk

As of December 31, 2011, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business, the detail of which is detailed as follows:

CHILEAN PESO	BRAZILIAN REAL	ARGENTINE PESO
31%	45%	24%

Since the Company’s income is not tied to the US dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency.

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in US dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage of raw material purchases that are indexed to the US dollar, if the currencies were to devalue by 5% in the three countries where the Company operates, it would generate a decrease cummulative at December 31, 2011 in income of ThCh$5,367,802

The exposure  to conversion differences of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities, i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements, is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by the management. For the period January through December 2011, the Brazilian real and Argentine peso recorded average devaluations of 0.18% and 10.19%, respectively, regarding the presentation currency of the same period in 2010.  If the Brazilian real and the Argentine peso regarding the presentation currency would have devalued 3.0% and 12.0% respectively, the income account would have recorded lower earnings in the amount of ThCh$1,352,195. On the other hand, at equity level, this same scenario would cause the rest of the conversion of assets and liabilities accounts to decrease equity by ThCh$1,830,574.

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk when market conditions warrant. Commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be an approximate reduction in our accumulated results as of December 31, 2011 of around ThCh$7,795,246.  In order to minimize and/or stabilize this risk, we frequently enter into anticipated purchase and supply agreements when market conditions are favorable. We have also used commodity hedge agreements.

NOTE 23 —  OTHER OPERATING INCOME

Other operating income is detailed as follows:

	01.01.2011	01.01.2010	01.01.2009
Description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	673,669	548,111	241,429
Adjustment judicial deposit (Brazil)	784,856	450,299	442,683
Guaxupé tax credits	1,313,212	—	—
Other	137,708	119,469	13,701
Total	2,909,445	1,117,879	697,813

NOTE 24 —  OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses are detailed as follows:

	01.01.2011	01.01.2010	01.01.2009
Description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Tax on bank debits	3,074,333	2,966,852	2,459,110
Write-off of property, plant and equipment	2,452,231	—	—
Contingencies	4,370,851	1,257,579	831,048
Professional service fees	1,101,482	1,656,515	823,649
Loss on the sale of property, plant and equipment	415,823	470,459	52,215
Donations	—	862,307	—
Others	500,283	562,112	628,129
Total	11,915,003	7,775,824	4,794,151

NOTE 25 —  FINANCE INCOME AND COSTS

Finance income and costs break down as follows:

a)              Finance income

	01.01.2011	01.01.2010	01.01.2009
Description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Interest income	2,846,728	2,451,808	3,235,543
Other interest income	335,706	924,330	716,236
Total	3,182,434	3,376,138	3,951,779

b)              Finance costs

	01.01.2011	01.01.2010	01.01.2009
Description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Bond interest	5,092,403	5,022,931	5,272,873
Bank loan interest	1,098,757	1,079,806	565,953
Other interest costs	1,044,016	1,299,094	2,284,678
Total	7,235,176	7,401,831	8,123,504

NOTE 26 —  OTHER INCOME/ EXPENSES AND ADJUSTMENTS

Other gains and losses are detailed as follows:

	01.01.2011	01.01.2010	01.01.2009
Description	12.31.2011	12.31.2010	12.31.2009
	ThCh$	ThCh$	ThCh$
Profit on the sale of shares in Vital S.A.	653,214	—	—
Derivatives transactions	1,481,849	722,108	(1,368,800)
Adjustment of judicial deposits (Brazil)	—	—	2,435,639
Expenses at new Renca Plant	(304,629)	(416,618)	—
Insurance deductible and donations due to earthquake	—	(620,512)	—
Other income and outlays	(335,516)	(169,619)	(392,666)
Total	1,494,918	(484,641)	674,173

NOTE 27 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$3,198,110 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.

These disbursements by country are detailed as follows:

	Year 2011		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	106,980	110,582	1,260	121,195
Argentina	512,814	6,402	977,802	532,893
Brasil	1,789,748	671,584	1,450,428	1,701,988
Total	2,409,542	788,568	2,429,490	2,356,076

NOTE 28 —  SUBSEQUENT EVENTS

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

ITEM 19.               EXHIBITS

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description

1.1	English translation of our Bylaws (filed herewith and also available on our website www.embotelladoraandina.com)

1.2	English translation of a template of the Bottler’s Agreement (filed herewith)

1.3	Depositary Agreement with The Bank of New York Mellon (filed herewith)

1.4	Shareholders’ Agreement (filed herewith)

1.5	English Translation of the Stock Purchase Agreement and Amendment to the Stock Purchase Agreement (filed herewith)

1.6

Indenture dated as of September 30, 1997 among Embotelladora Andina S.A., Credit Suisse First Boston Corporation, and J.P. Morgan Securities Inc. (incorporated herein by reference and filed with the SEC on September 30, 1997 and also available on our website www.embotelladoraandina.com)

8.1	List of our subsidiaries (filed herewith).

12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on April 30, 2012.

EMBOTELLADORA ANDINA S.A.
(ANDINA BOTTLING COMPANY)

/s/ Andrés WainerAndrés Wainer
Andrés Wainer Andrés Wainer
Chief Financial Officer

Date: April 30, 2012