Form 20-F
period 2012-12-31
ANDINA BOTTLING CO INC
filed 2013-04-30
CIK 925261

As filed with the Securities and Exchange Commission on April 30, 2013

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 001-13142

Embotelladora Andina S.A.
(Exact name of Registrant as specified in its charter)

Andina Bottling Company
(Translation of the Registrant’s name in English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Miraflores 9153, 7th Floor Renca - Santiago, Chile
(Address of principal executive offices)

Paula Vicuña, Tel. (56-2) 2338-0520 E-mail: paula.vicuna@koandina.com Miraflores 9153, 7th Floor - Renca - Santiago, Chile
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

7.625% Notes due October 1, 2027

7.875% Notes due October 1, 2097

The number of outstanding shares of the issuer’s stock as of December 31, 2012 was 946,578,736 as follows:

473,289,368 Series A Shares

473,289,368 Series B Shares

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

☐ Yes   ☒ No

INTRODUCTION

References

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

·             the “Company”, “we”, “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;

·             “Andina Brazil” means the Company’s subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

·             “AESA” means the Company’s subsidiary, Andina Empaques Argentina S.A.

·             “EDASA” means the Company’s subsidiary, Embotelladora del Atlántico S.A.;

·             “PARESA” means the Company’s subsidiary, Paraguay Refrescos S.A.

·             “CMF” means the Company’s affiliate, Envases CMF S.A.;

·             “ECSA” means the Company’s affiliate, Envases Central S.A.;

·             “Vital Jugos” means the Company’s affiliate, Vital Jugos S.A., previously known as Vital S.A. ;

·             “VASA” means the Company’s affiliate, Vital Aguas S.A.;

·             “TAR” means the Company’s subsidiary, Transportes Andina Refrescos Ltda.

·             “TP” means the Company’s subsidiary, Transportes Polar S.A.

·             “The Coca-Cola Company” or “TCCC” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina.

·             the “Chilean territory” means the Metropolitan Region of Santiago and the neighboring provinces of Cachapoal and San Antonio; starting in 4Q12, and due to the merger with Embotelladoras Coca-Cola Polar, we also participate in the regions of Antofagasta, Atacama, Coquimbo, Aisén and Magallanes.

·             the “Brazilian territory” means the majority of the State of Rio de Janeiro, and the totality of the State of Espírito Santo; and

·             the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, Buenos Aires (only San Nicolás and Ramallo) and most of Santa Fe. Starting in 4Q12, and due to the merger with Embotelladoras Coca-Cola Polar, we also participate in the provinces of  La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego  and part of the province of  Buenos Aires.

·             the “Paraguayan territory” means the country of Paraguay

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Unless otherwise specified, references herein to “dollars,” “U.S. dollars” or “US$” are to United States dollars; references to “pesos,” “Chilean pesos”, “Ch$” or “ThCh$” are to Chilean pesos; references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate during the previous month; references to “Argentine pesos” or “AR$” are to Argentine pesos, references to “real” or “reais” or “R$” are to Brazilian reais and references to “guaranies” or “guarani” or “G$” are to Paraguayan Guaranies. Certain percentages and amounts contained in this annual report have been rounded for ease of presentation.

For the convenience of the reader, this document contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Chilean pesos is based on the Observed Exchange Rate (as defined under “Item 3. Key Information—Exchange Rates”) reported by the Banco Central de Chile (the Central Bank of Chile), which we refer to as the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. No representation is made that the peso or U.S. dollar figures presented in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at any particular rate or at all.

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

Market Data

We have computed the information contained in this annual report regarding annual volume and per capita growth rates and levels, and market share, product segment, and population data in bottling and franchise territories, and it is based upon statistics accumulated and certain assumptions we have made. Additional data was obtained from third parties. Market share information presented with respect to soft drinks, juices, waters and beer is based on data supplied by A.C. Nielsen Company (“A.C. Nielsen”) and by IPSOS company and is believed to be accurate although no assurances to that effect can be given. Certain market data herein (including percentage amounts) may not sum due to rounding.

PART I

ITEM 1.                         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.                         KEY INFORMATION

A.            Selected Financial Data

The following table presents our selected consolidated and other financial and operating information at the dates and for the periods indicated. The selected financial information at December 31, 2012 and 2011 and for each of the three years ended December 31, 2012, has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements, included in Item 18 of this annual report, that we refer to in this annual report as the “Consolidated Financial Statements.” Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil, Argentina and Paraguay. Our subsidiaries outside Chile prepare their financial statements in accordance with IFRS and to comply with local regulations in accordance with generally accepted accounting principles of the country in which they operate. The Consolidated Financial Statements reflect the results of the subsidiaries outside of Chile, translated to Chilean pesos (functional and reporting currency of the parent company) and are presented in accordance with IFRS.  The International Financial Reporting Standards requires assets and liabilities to be translated from the functional currency of each entity to the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in nominal Chilean pesos and U.S. dollars.

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

	For the period ended December 31,
	2012	2012	2011	2010	2009
	(in million nominal Chilean pesos and million US$, with the exception of those related to debt, shares and sales volume)
	MUS$ (6)	MCh$$(6)	MCh$	MCh$	MCh$
Income Statement Data
IFRS :
Net Sales	2,442	1,172,293	982,864	888,714	785,845
Cost of sales	-1,456	-698,955	-578,581	-506,882	-455,300
Administrative, distribution and selling expenses	-665	-319,174	-261,859	-232,598	-197,422
Other Operating Income	321	154,164	142,424	149,234	133,123

Other (expense) income , net [financial results, exchange differences and share in equity investees]	-57	-27,390	-10,712	-9,294	-5,972
Income taxes	-80	-38,505	-34,685	-36,340	-29,166
Net Income	184	88,269	97,027	103,600	97,985

Basic and diluted earnings per share
Series A(7)	0.22	104.12	121.54	129.78	122.75
Series B(7)	0.24	114.53	133.69	142.75	135.02
Basic and diluted earnings per ADR(3)
Series A(7)	1.3	624.72	729.24	778.68	736.5
Series B(7)	1.43	687.18	802.14	856.5	810.12
Capital Stock
Series A	473,289,368	473,289,368	380,137,271	380,137,271	380,137,271
Series B	473,289,368	473,289,368	380,137,271	380,137,271	380,137,271
Issued Capital	564	270,759	230,892	230,892	230,892
Total dividends declared
Total Series A Shares	71	34,018	33,809	32,578	29,700

Total Series B Shares	78	37,420	37,190	35,836	32,670

Balance Sheet Data
IFRS:
Total assets	3,208	1,539,836	741,959	688,314	642,692
Current debt that accrues interest(1)	192	92,002	12,117	11,996	5,800
Non-current debt that accrues interest	362	173,880	74,641	70,449	73,150
Controlling and non-controlling shareholders’ equity	1,861	893,605	421,979	394,865	373,558

Other Financial Information
IFRS
Cash flows from operating activities	393	188,857	138,950	125,848	131,126
Cash flows from investing activities	-325	-156,170	-89,621	-80,504	-84,318
Cash flows from financing activities	-7	-3,551	-67,159	-62,548	-67,756
Depreciation and amortizations	112	53,824	39,498	37,015	36,807
Capital expenditures	300	143,764	126,931	95,462	49,483

Ratio of total debt to total capitalization(2)	0.23	0.23	0.17	0.17	0.17

Other Operating Data
Sales Volume
Coca-Cola Soft Drinks (million UCs)(5)	517.6	517.6	448.2	438	419.6
Other beverages (million UCs) (4)(5)(6)	78.6	78.6	53.3	51.2	39.0

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

(3)         Each ADR represents six shares of common stock of the corresponding series of Shares..

(4)         Includes waters, juices, beer and other spirits.

(5)         Unit cases (“UCs”) refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters.

(6)         Due to the materialization  of the merger with Embotelladoras Coca Cola Polar S.A. on October 1, 2012,  2012 figures both monetary and volume figures include the operations of the last quarter of the territories of Ex Embotelladoras Coca Cola Polar S.A., as well as the consolidated figures for the last quarter of Sociedades Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. all which due to the merger passed from being associates to being subsidiaries that must be incorporated in the consolidation.

(7)         For the calculation of the profits per share, it is taken into consideration the average amount of outstanding shares that is 400.809.380 shares.

Exchange Rates

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 2008 and for each month during the six months immediately preceding the month of this annual report, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End

2008	431.22	676.75	522.35	636.45
2009	491.09	643.87	559.67	507.10
2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.90	519.20
2012	469.65	519.69	486.59	479.96

Month
September 2012	469.65	481.11	474.91	473.77
October 2012	471.54	481.98	475.67	480.59
November 2012	476.20	484.48	480.56	480.39
December 2012	474.36	481.28	477.11	479.96
January 2013	470.67	475.47	472.28	471.44
February 2013	470.67	473.60	472.42	472.96
March 2013	471.10	474.82	472.44	472.03
April 2013 (4)	466.50	477.74	472.17	472.73

Source: Chilean Central Bank.

(1)                  Nominal Figures.

(2)                  Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)                  With respect to annual periods, the average of the exchange rates on the last day of each month during the year and, with respect to monthly periods, the actual daily exchange rates.

(4)                  Considers until April 26th, 2012

The Observed Exchange Rate on April 26, 2012 was Ch$472.73 per US$1.00.

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

Risks Related to our Company

We rely heavily on our relationship with The Coca-Cola Company (“TCCC”) which has substantial influence over our business and operations

Approximately 82% of our net sales in 2012 were derived from the distribution of Coca-Cola soft drinks and 15% from the distribution of other beverages bearing trademarks owned by TCCC. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, the local subsidiary of TCCC or, in the case of fruit juices and nectars, The Minute Maid Company, a subsidiary of TCCC. TCCC has the ability to exercise substantial influence over our business through its rights under the Bottler Agreements. See “Item 7. Major Shareholders and Related Party Transactions—Bottler Agreements.” Under the Bottler Agreements, TCCC unilaterally sets the prices for Coca-Cola soft drink concentrates and Coca-Cola beverages (in the case of soft drinks pre-mixed by TCCC) sold to us. TCCC also monitors pricing changes we institute and has the right to review and approve our marketing, operational and advertising plans. These factors may impact our profit margins which could adversely affect our net income and results of operations. Our marketing campaigns for all Coca-Cola products are designed and controlled by TCCC. Pursuant to the Bottler Agreements, we are required to submit a business plan to TCCC for prior approval on a yearly basis. In accordance with the Bottler Agreements, TCCC may, among other things, require that we demonstrate financial ability to meet our business plan and if we are not able to demonstrate our financial capacity TCCC may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under the Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of, Coca-Cola soft drinks or other Coca-Cola beverages and products.

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

Raw material prices may be subject to U.S. dollar/local currency exchange risk and price volatility which could increase our costs of operations

Numerous raw materials, including sugar and resin, are used in producing beverages and containers. We purchase raw materials from both domestic and international suppliers. See “Item 4. Information on the Company—Part B. Business Overview—Soft Drink Business—Raw Materials and Supplies.” Because the prices of raw materials are fixed in U.S. dollars, we are subject to local currency risk in each of our operations. If the Chilean peso, Brazilian real or Argentine peso were to depreciate significantly against the U.S. dollar, the cost of certain raw materials could rise significantly, which could have an adverse effect on our financial condition and results of operations. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.   Additionally, some raw materials prices are subject to high volatility that could also have a material negative effect over our profitability.

Instability in the supply of utility services and oil prices may adversely impact our results of operations

Our operations depend on a stable supply of utilities and fuel in the countries where we operate that the Company cannot assure fluctuations in oil prices have adversely affected our cost of energy and transportation in the four countries we operate and we expect that they will continue to do so in the future. We believe that the increase of energy prices will not have a significant effect over our results of operations.

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

As a general rule, international investors consider Argentina and Paraguay, and to a lesser extent Chile and Brazil, to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil and Argentina and their evaluation of companies’ securities located in these countries.

During periods of heightened investor concern regarding emerging market economies, in particular Argentina and to a lesser extent Brazil and Paraguay, have experienced significant outflows of U.S. dollars.

In addition, in these periods Brazilian, Argentine and Paraguayan companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets, which have negatively affected the prices of the aforementioned countries securities. Although economic conditions are different in each of the emerging-market countries, investors’ reactions to developments in one of these countries may affect the securities of issuers in the others, including Chile. For example, adverse developments in other developing or emerging market countries may lead to decreased investor interest in investing in Chile or in the securities of Chilean companies, including securities of the Company.

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

Regulatory Risks

We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are water, environment, labor, taxation, health and antitrust. Regulation could also affect our ability to set prices for our products. The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. Currently there are no price controls applicable to our products in any of the territories in which we operate, other than in Argentina, were there are voluntary price restraints. There are currently no published laws or regulations imposing price controls on our products in Argentina. Nonetheless, the company has assented to the request by Argentine Government authorities to maintain prices of certain products sold through supermarkets. The imposition of these restrictions or voluntary price restraints in Argentina or other territories may have an adverse effect on our results and financial condition.  We cannot assure you that government authorities in Argentina or in any country in which we operate will not impose statutory price controls, or that we will not be asked to accept further voluntary price restraints in the future.

The countries in which we operate may adopt new tax laws or modify existing laws to increase taxes applicable to our business.

We cannot assure you that any governmental authority in any country where we operate will not impose new taxes or increase taxes on our products in the future. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results.

For example, in Chile, a tax reform became effective on 2011, pursuant to which there was a temporary increase in the income tax rate from 17% to 20%, to finance the reconstruction of the country after the earthquake of 2010. Pursuant to an amendment issued on 2012, the 20% income tax rate will continue to apply through 2013 and onwards.

In Brazil, the federal taxes applied on the production and sale of beverages are based on the national average retail price, calculated based on a yearly survey of each Brazilian beverage brand, combined with a fixed tax rate and a multiplier specific for each class of presentation (glass, plastic or can). On October 1, 2012, a number of changes to the federal taxes on beverages became effective. These changes include the increase of the multipliers used to calculate soft drink taxes sold  in cans or glass bottles. As of effectiveness,  the multiplier for cans increased from 30.0% to 31.9%, and as of October 2014, the multiplier will further be increased gradually to 38.1% by October 1, 2018. The multiplier for glass bottles increased from 35.0% to 37.2% as of effectiveness, and as of October 2014, the multiplier will further be increased gradually to 44.4% by October 1, 2018. In addition, the amendment suspended the 50% production tax benefit that had previously applied to juice-added soft drinks, and raised the rate for such beverages to the level currently applied to cola beverages. In addition to the changes in the federal sales taxes on soft drinks, there was a reduction in the federal production tax rate  on concentrate, from 27.0% to 20.0%. This reduction reduces the tax credit on the purchase of concentrate.

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile

Approximately 49% of our assets and 32% of our net sales in 2012 were derived from our operations in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a rate of 6.1% in 2010, 6.0 % in 2011 and 5.6% in 2012. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

·                          the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

·                          other political or economic developments in or affecting Chile;

·                          regulatory changes or administrative practices of Chilean authorities;

·                          inflation and governmental policies to combat inflation;

·                          currency exchange movements; and

·                          global and regional economic conditions.

Inflation in Chile may disrupt our business and have an adverse effect on our financial condition and results of operations

The annual rates of inflation in Chile which in 2010, 2011 and 2012 were 3.0%, 4.4% and 1.5%, respectively (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. We cannot assure you that, under competitive pressure, we will be able to realize price increases, which could adversely impact our financial condition and results of operations. Additionally, an important part of our financial debt is UF denominated, this is, linked to the inflation of the country, and therefore the value of the debt reflects any increase of the inflation in Chile.

The Chilean peso is subject to depreciation and volatility which could adversely affect the value of an investment in our securities

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar, could adversely affect our operations and financial results and the dollar value of an investor’s return. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. Based on the Observed Exchange Rates for U.S. dollars in the period from 2010 to 2012 the Chilean peso relative to the U.S. dollar appreciated 5.62% in nominal terms. During 2012 the Chilean peso relative to the U.S. dollar depreciated 0.5% in nominal terms. See “Item 3. Key Information-Exchange Rates.”

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

Risks Relating to Brazil

Our business is dependent to some extent on economic conditions in Brazil

Approximately 21% of our assets and 38% of our consolidated net sales in 2012 were derived from our operations in Brazil. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.  According to data available to general public, the Brazilian economy grew at a rate of 7.5% in 2010, 2.7% in 2011 and 1.0% in 2012.

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

Although inflation in Brazil has stabilized in recent years, increased inflation may adversely affect the operations of Andina Brazil which could adversely impact our financial condition and results of operations

As measured by the Brazilian Índice Nacional de Preços ao Consumidor or INPC, inflation in Brazil was 6.5%, 6.1% and 6.2% in 2010, 2011 and 2012, respectively. Increased inflation rates may result in lower consumer purchasing power on behalf of consumers and lower sales volume for Andina Brazil. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Andina Brazil and consequently our financial condition and results of operations and the market price of our shares and ADSs.

The Brazilian real is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

During 2010, the real apreciated 4.3% against the U.S. dollar compared to the prior year period. Nevertheless in 2011 and 2012 it depreciated 12.6% and 8.9%, which had an impact in the financial condition and results of operations of our Brazilian subsidiary.

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

Risks Relating to Argentina

Our business is dependent to some extent on economic conditions in Argentina

Approximately 13% of our assets and 27% of our net sales in 2012 were derived from our operations in Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our franchise in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina.

GDP growth in Argentina was 9.2% in 2010, 8.3% in 2011 and 2.0% in 2012. Facing the international financial crisis, the public sector did not default and carried out payments using the reserves of Argentina’s Central bank and loans from Banco de la Nación Argentina, generating new and significant macroeconomic policy challenges. Although Argentina managed to roll with the punches of a recessive year and an international crisis without upsetting the main financial variables, we cannot assure that economic conditions in Argentina will continue improving or that our operations will continue experiencing good results.

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

The macroeconomic condition in Argentina has been characterized by:

·                  increased inflation which has been slightly controlled by price control;

·                  deeper state of intervention in the economy;

·                  fiscal deficit ; and

·                  strong salary pressures.

The Argentine government continues to face significant exposure to litigation from holders of its defaulted debt that did not participate in the Argentine government’s exchange offer.

The Argentine government could impose certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividends or other payment we receive from our Argentine franchise

Under current Argentine law, we may declare and distribute dividends with respect to our Argentine subsidiary and our Argentine banks may lawfully process payments of those dividends to us and other non-resident shareholders.   Our declaration and distribution of dividends is subject to certain statutory requirements and must be consistent with our audited financial statements.  The processing of payment of dividends by our Argentine banks is subject to Argentine Central Bank regulations, including verification of our Argentine subsidiary’s compliance with foreign debt and direct investment disclosure obligations.  In addition to statutory and administrative rules affecting our Argentine subsidiary’s payment of dividends, during 2012 the Argentine Government imposed discretionary restrictions on Argentine companies as part of a policy to limit outbound transfers of U.S. dollars.  These de facto restrictions essentially halted dividend payments to non-resident shareholders.   The Argentine Government has begun to relax these restrictions.  Nonetheless, we cannot give any assurances that we will be able to cause our Argentine subsidiary to distribute dividends to its non-resident shareholders now or in the foreseeable future, despite otherwise meeting all statutory and regulatory requirements for payment.

Argentina’s government may impose certain restrictions on imports which could have an impact in our operation.

Argentina’s government could eventually limit our access to foreign exchange to pay for imports, and also could restrict raw materials or machinery imports, which are necessary for our operation in the country.

Inflation in Argentina may adversely affect our operations which could adversely impact our financial condition and results of operations

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. The official annual rates of inflation (published by INDEC-Instituto Nacional de Estadísticas y Censos- National Statistics and Census Institute as measured by changes in the consumer price index) between 2010, 2011 and 2012 were, 10.9%, 9.5% and 10.8%, respectively for each year.  High levels of inflation in Argentina could adversely affect the Argentine economy and have a material adverse effect on our financial condition and results of operations.  In the last years the accuracy of the national accounts of Argentina was questioned by some international public organizations.

The Argentine peso is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

During 2012, the exchange rate in Argentina underwent a depreciation of 13.8%. The Argentine government’s economic policies and any future devaluation of the Argentine peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Argentine peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

We cannot assure you that the policies to be implemented by the Argentine government in the future will stabilize the value of the Argentine peso against foreign currencies

Risks Related to Paraguay

Our business is dependent to some extent on economic conditions in Paraguay

Approximately 17% of our assets and 3% of our net sales in 2012 were derived from our operations in Paraguay. Since the demand for soft drinks and drinks is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our operations results could be adversely affected by changes in these factors over which we have no control.

The Gross Domestic Product (GDP) for 2012 reveals a contraction of the real economy of around -1.2% compared to the previous year, result it is interrupted two years of a very good behavior of the economic activity (4% in 2011 and 15% in 2010),

The economic performance in 2012 was influenced by a predominant factor that motivated a declination in economic activity: the effects of the drought that had a negative impact in the agricultural industry for 2011/2012, mainly on soybeans, corn and sunflower crops, in addition to the outbreak of foot and mouth disease detected in the last months of 2011 that resulted in the closing of markets for Paraguayan meat and has had an effect in the reduction of the levels of slaughtering during the first half of this year which, however, was reversed during the second half of the year, experiencing a significant upturn with the return of more than 20 markets for Paraguayan meat.

Inflation in Paraguay may adversely affect our operations which could adversely impact our financial condition and results of operations

Inflation during 2012 was 4%, below 4,9% in 2011 and 7,2% in 2010. This annual inflationary result implies that the total inflation has, for the sixth consecutive year, a one-digit figure and is below the top of the target range (7,5%).

An increase in the inflation could decrease the purchasing power of our consumers, which could have an effect in our volume growth and therefore, could have an impact in our sales income. We can’t assure you that the Paraguayan inflation will continue to be under the current levels.

The Paraguayan Guaraní is subject to depreciation and volatility which could adversely affect our financial condition and results of operations

The exchange rate is free and fluctuant and the BCP participate in the exchange market in order to smooth abrupt oscillations.

In 2012, the local currency appreciated in 3.0%. Nevertheless, it was very variable during the year. It was appreciated during the first quarter to then become strongly depreciated (around 11%), as a result of the lower export earnings to then be stabilized towards the last quarter of the year, closing 2012 with an appreciation of around 3%.

An important depreciation of the local currency could adversely affect our financial situation and financial results, because 25% of our total costs of raw materials and supplies are in dollars, as well as other expenses such as professional fees and maintenance costs.

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

The market for our shares may be volatile and illiquid

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$313,456  million at December 31, 2012 and an average monthly trading volume of approximately US$3,870 million for 2012. The lack of liquidity owing, in part, to the relatively small size of the Chilean securities markets may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

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

Our shares of common stock are listed and traded on the Bolsa de Comercio de Santiago (Santiago Stock Exchange),  on the Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) and the Bolsa de Comercio de Valparaiso (the Valparaiso Stock Exchange). Our Series A and Series B ADRs representing our Series A and Series B shares, respectively, are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida Miraflores 9153, Piso 7, Renca, Santiago, Chile. Our telephone number is +56-2-2338-0520 and our website is www.koandina.com.

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

History

In 1941, The Coca-Cola Company licensed a private Chilean company to produce Coca-Cola soft drinks in Chile, and production began in 1943. In 1946, the original licensee withdrew from the license arrangement, and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile. Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although no longer the sole Coca-Cola bottler in Chile, Andina has been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period of 66 years.

In 1985, a majority of Andina’s shares was acquired by four Chilean families who compromise Inversiones Freire Ltda. (“Freire” or “the Controlling Shareholders”). On December 31, 2012, the Controlling Shareholders owned 55.3% of our outstanding Series A shares, which have preferred voting rights and thereby control the Company; and 45.3% of our outstanding Series B shares, consequently the Controlling Shareholders of Andina hold a 50.3% ownership interest in the Company.   Further information regarding our Controlling Shareholders can be found on page 114 of our 2012 Annual Report which is available at our website: www.koandina.com.

Andina Brazil, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Andina Brazil for approximately US$120 million and contributed an additional US$31 million to Andina Brazil’s capital immediately after the acquisition to repay certain indebtedness of Andina Brazil.   In 2000, we purchased through Andina Brazil, from the Coffin Group, a Coca-Cola franchise license for a territory in Brazil comprising the State of Espírito Santo and part of the States of Rio de Janeiro and Minas Gerais (NVG), for US$74.5 million. NVG was merged into Andina Brazil in 2000, and its operations were integrated with Andina Brazil in 2001.   In 2004, Andina Brazil entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Indústria do Amazonas Ltda., for (1) an exchange of franchising rights, goods and other assets of Andina Brazil in the territory of Governador Valadares in the State of Minas Gerais, and (2) other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçu in the state of Rio de Janeiro, which was previously owned by Companhia Mineira de Refrescos S.A.  In 2007 TCCC along with the Coca-Cola bottlers in Brazil create a Joint Venture, Mais Indústria de Alimentos, in order to enhance the non-carbonated business for the entire System in that country, and in   2008 The Coca-Cola System acquires a second company that produces non carbonated beverages called Sucos del Valle do Brasil Ltda  These two companies merged in 2011 and SABB (Sistema de Alimentos y Bebidas do Brasil) was created  in which Andina Brazil holds a 5.74% ownership interest. In 2010 TCCC along with the Coca-Cola bottlers in Brazil acquired Leão Junior S.A. through a Joint Venture.  Leão Junior S.A. among others, commercializes Matte Leão.  This company has a consolidated presence and market share within the ready-to-drink teas category in Andina Brazil’s territory. Andina Brazil has an 18.20% ownership interest in Leão Junior S.A.  Andina Brazil holds an average ownership interest of 10.74% in Leão Junior and SABB. In November, 2012 Andina Brazil materialized the acquisition of a 40% stake in Sorocaba Refrescos S.A., a Coca-Cola  bottler located in the state of Sao Paulo, for $R146,946,004.

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

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in: Chile, servicing territories in the II, III, IV, XI and XII regions; Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western zone of the province of Buenos Aires; and Paraguay, servicing the whole country. The merger was made in order to reinforce the Company’s leadership position among Coca-Cola bottlers in South America.

Prior to closing, the merger was approved by the shareholders of both of the companies, as well as the Chilean Superintendence of Securities and Insurance, and the Coca-Cola Company. The terms of the merger prescribed the exchange of newly issued Company shares at a rate of 0.33269 Series A shares and 0.33269 Series B shares, for each outstanding share of Polar. Prior to the materialization of the merger and the approval of the Shareholder Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed with charge to 2011 income. The dividends distributed by the Company and Polar amounted to Ch$28,155,862,307 and Ch$29,565,609,857 respectively, that represented Ch$35.27 per each share of the Series A and Ch$38.80 per each share of the Series B.

The physical exchange of shares took place on October 16, 2012, with which former shareholders of Polar then had a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the actual control over day-to-day operations of Polar transferred to the Company as of October 1, 2012, and the Company began consolidating Polar’s operations from that date forward. Additionally and as a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interest in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. that added to its previous ownership interest in those entities. The Company’s current ownership enables it to exercise control over these entities, and thus incorporate them into the consolidation of the financial statements beginning October 1, 2012.

PARESA is the first authorized Coca-Cola Bottler Company in Paraguay, which started its operations in May 13, 1965. In 1967, Plant 1 was inaugurated with a capacity of 400,000 annual unit cases. In 1980, the Barcequillo Plant - located on Km 3.5 Barcequillo of the Ñemby route, in the City of San Lorenzo- was inaugurated, reaffirming and applying the concept of the highest end technology of bottling. Beginning in 2004, Paresa became property of the Grupo Polar from Chile, continuing its operations in the Paraguayan market. On October 1, 2012, Paresa became part of Grupo Coca-Cola Andina due to the merger of  Embotelladoras Coca-Cola Polar S.A. into Embotelladora Andina S.A.

In 1996, our shareholders approved the Reclassification of Capital Stock, which we refer to as the “Reclassification”, of Andina’s common stock into two new series of shares. Pursuant to the Reclassification, each outstanding share of Andina’s common stock was replaced by one newly issued Series A share and one newly issued Series B share. The Series A and Series B shares are principally differentiated by their voting and economic rights. Therefore, and after the modification of our bylaws as of June 25, 2012, that increased the number of directors from 7 to 14 — and thus, eliminating the alternate directors-  the holders of the Series A shares have full voting power and are entitled to elect 12 of 14 members of the board of directors, and the holders of the Series B shares have no voting rights but for the right to elect 2 members of the board of directors. In addition, holders of Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares.

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

Capital Expenditures

During 2012 the Company financed its permanent investments exclusively from internal resources.

The following table sets forth our capital expenditures by territory and line of business for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	MCh$	MCh$	MCh$
Soft Drinks:
Chilean territory	53,249	72,669	46,673
Brazilian territory	36,109	28,951	35,607
Argentine territory	44,682	18,801	8,961
Paraguayan territory	6,085

Other Beverages:

Vital Jugos S.A. and VASA	1,487	—	3,315
Argentine territory	—	3,780	—
PET Packaging:
Argentine territory	2,152	2,730	906
Total	143,764	126,931	95,462

During 2012, the Company has made disbursements totaling Ch$3,333 million (unaudited figures) for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.  For further details please refer to Note 27 of our Consolidated Financial Statements filed herewith.

Our total capital expenditures were Ch$143,764 million in 2012 and Ch$126,931 million in 2011. In 2012, capital expenditures were principally related to the following:

Soft drinks:

Chile

·                  Returnable bottles (glass and PET bottles) and bottle cases;

·                  Cooling equipment, post mix and other point of sale equipment;

·                  New equipment to increase efficiency and production capacity;

·                  Implementation of the new Renca bottling facility.

Brazil

·                  Returnable Ref Pet and glass bottles and bottle cases;

·                  Coolers, post-mix and other point-of-sale equipment;

·                  Equipment to increase efficiency and production capacity;

·                  Purchase of distribution trucks and automobiles for the sales force.

·                  Industrial projects at Jacarepaguá: Pet Ref Line, 2 volumetric fillers and one blower.

Argentina

·                  Bottles (glass and PET bottles) and bottle cases;

·                  Coolers and post mix equipment;

·                  OW PET production line and the adaptation of another existing OW line to improve productivity;

·                  Nueva Línea de Embotellado para productos de llenado en caliente “Hot Fill” Line for waters and sensitive products; (investment began in 2011) and a New Line of Tetra Pack Juice packaging;

·                  Expansion of the Finished product deposit and of the patio in the Floor of the Córdoba Plant (13,600 m2) and in the Bahia Blanca plant (2,800 m2);

·                  Purchase and modifying Moulds for Short Finish.

Paraguay (only considers the investments materialized in 4Q12)

·                  New Line for waters and sensitive products.

·                  Equipment to increase efficiency and production capacity.

·                  Miebach Project — Warehouses, deposits and roof in the truck cargo loading area.

·                  Bottles (glass and PET bottles).

·                  Coolers and post mix equipment.

Juices and Waters

Juices

·                  Incorporation of a new Tetra Gemina line and a new pasteurizer with a production capacity of 500cc, 750cc, 1000cc and 1.500cc. formats;

·                  Water Treatment System (Reverse Osmosis), for production with controlled water demineralization formulated products;

·                  Investment in a new PET Aseptic line (STORK);

·                  Adaptation of OW Pet Line No. 3 for the manufacture of new Andina Sabores Caseros and Glaceau Vitamin Water products;

·                  Purchase and installation of pasteurizer for line 3;

·                  Upgrade of the central control system  of the design//formulation room;

·                  Acquisition and installation boiler for steam generation;

·                  Expansion of the finished products warehouse (system drive in) and freight yard//patio.

·                  Increase of capacity and change of technology in the Industrial Water pumping systems (60 to 150 m3 hr).

Waters

·                  Construction of a new casino;

·                  Expansion of the finished product warehouse (system drive in);

·                  Monitoring system and ozonisation record;

·                  Conversion of cappings into Short Finish tops  in Line 3 and 4;

·                  Installation of automatic volume controller for CO2;

·                  Riles containment pool.

Divestitures

Not Applicable

B.                     Business Overview

Andina is among the seventh largest Coca-Cola bottlers in the world, servicing franchised territories with 50 million people, delivering over 3,300 million liters of soft drinks, juices, and bottled waters on 2012. We are nationwide producers of soft drinks in Paraguay, the largest producer of soft drinks in Chile and the second largest soft drink producer in Brazil and in Argentina. Our principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 82% of our consolidated net sales in 2012. On 2012, we recorded consolidated net sales of Ch$967,370 million and total sales volume of 517.6 million unit cases of Coca-Cola soft drinks.

In addition to the Coca-Cola soft drinks business, through Vital Jugos S.A., we produce and distribute fruit juices and other fruit-flavored beverages in Chile under trademarks owned by TCCC. Through Vital Aguas S.A., we produce and sell mineral water and purified water in Chile under trademarks owned by TCCC.  Through Envases Central S.A. we produce flavored waters and certain formats for soft drinks under trademarks owned by TCCC.  We also manufacture PET bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina. In Brazil, we also distribute the beer brands Amstel, Bavaria, Birra Moretti, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Murphy´s, Sol and Xingú. Also we distribute beer in the south of Argentina and spirits in the south of Chile.

Our Products

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories:

Chile: Andina, Andina Light, Aquarius, Benedictino, Burn, Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Dasani Citrus Antiox, Dasani Durazno, Dasani Manzana, Dasani Tangerine, Dasani Manzana Antiox, Fanta Frutilla, Fanta Limón, Fanta Naranja, Fanta Naranja Zero, Fanta Uva, Fanta Roja, Hugo, Kapo, Minute Maid 100%, Sabores Caseros, Fuze Tea, Fuze Tea Light, Nestea, Nestea Light, Nordic Mist Ginger Ale, Nordic Mist Tónica, Powerade, Glaceau, Powerade Light, Quatro Guarana, Quatro Light, Sprite, Sprite Zero, Inca Kola, Inca Kola Zero, Tai, Cantarina, Vital and some spirits in Punta Arenas.

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

Leão Ice Tea, Matte Leão, Matte+Guaraná Leão, Murphy’s, Powerade, Schweppes, Schweppes Light, Sol, Sprite, Sprite Diet, Sprite Zero, Xingú.

Argentina: Aquarius (Manzana, Naranja, Pera, Pomelo, Pomelo Rosado and Uva), Bonaqua (with and without gas), Cepita (Banana, Durazno, Naranja and Uva),  Nutri Defensas; Manzana and Naranja 100%; Multifruta; Naranja Light and Pomelo Rosado), Coca-Cola (Regular, Light and Zero), Crush (Lima-Limón and Naranja), Dasani (with and without gas), Epika, Fanta (Limón, Naranja, Naranja Zero and Pomelo), Kin (with and without gas), Powerade (Citrus, Frutas Tropicales, Mandarina, Manzana, Mountain Blast, Naranja and Naranja Light), Quatro Liviana (Pomelo, Limonada and Naranja Durazno), Schweppes (Citrus, Citrus Light, Lima limón, Pomelo and Tónica), Sprite (Regular and Zero) and Tai. Beers (Austral, Bieckert, Birra Moretti, Budweiser, Corona, Guiness, Heineken, Imperial, Kunstmann, Modelo, Otro mundo, Palermo, Paulaner, Salta and Schneider), Energy drinks Black Fire and Infusions (yerba La Vuelta).

Paraguay: Aquarius Manzana, Aquarius Naranja, Aquarius Pera, Burn Energy, Coca-Cola, Coca-Cola Zero, Crush Naranja, Crush Piña, Crush Pomelo, Dasani without Gas, Dasani with Gas, Fanta Guaraná, Fanta Naranja, Fanta Naranja Zero, Fanta Naranja Mandarina, Fanta Piña, Frugos Durazno, Frugos Manzana, Frugos Naranja, Frugos Pera, Powerade Manzana, Powerade Mountain blast, Powerade Multifruta, Powerade Naranja, Sprite, Sprite Zero, Schweppes Tónica and Schweppes Citrus.

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

1. Soft Drink Business

Sales Overview

We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters. The following table illustrates our historical sales volumes for each of our territories:

	Soft Drink Sales Volumes
	Year ended December 31,
	2012	2011	2010
	(millions of UCs)
Chile	149.9	135.1	132.6
Brazil	197.8	183.5	187.0
Argentina	153.4	129.6	118.4
Paraguay	16.5

In 2012, our Coca-Cola soft drinks business accounted for net sales of Ch$967,370 million and operating income of Ch$147,381 million representing 82% and 96% of our consolidated net sales and operating income, respectively.

Our Chilean soft drink operations accounted for net sales in 2012 of Ch$299,673 million; the Brazilian soft drink operations for net sales of Ch$359,116 million, the Argentine soft drink operations for net sales of Ch$281,696 million, and the Paraguayan soft drinks operations for net sales of Ch$26,885 million.

The following tables set forth, for the periods indicated, our net sales and volume of Coca-Cola soft drinks sold in our franchise territories for the periods indicated.

	Year ended December 31, 2012
	Chile		Brazil		Argentina		Paraguay*
	MM$	MMCUs	MM$	MMCUs	MM$	MMCUs	MM$	MMCUs
Colas	228,651	114.4	280,829	154.7	218,878	119.2	16,373	10.1
Flavored soft drinks	71,023	35.5	78,287	43.1	62,818	34.2	10,512	6.4
Total	299,673	149.9	359,116	197.8	281,696	153.4	26,885	16.5

	Year ended December 31, 2011
	Chile		Brazil		Argentina
	MM$	MMCUs	MM$	MMCUs	MM$	MMCUs
Colas	197,610	104.6	302,278	148.5	162,180	101.7
Flavored soft drinks	57,826	30.5	63,326	35.0	46,668	27.9
Total	255,436	135.1	365,604	183.5	208,848	129.6

	Year ended December 31, 2010
	Chile		Brazil		Argentina
	MM$	MMCUs	MM$	MMCUs	MM$	MMCUs
Colas	189,941	104.4	297,644	155.6	127,808	91.5
Flavored soft drinks	51,231	28.2	53,180	31.4	39,139	26.9
Total	241,172	132.6	350,824	187.0	166,947	118.4

(*) Figures only reflect 4Q12 in Paraguay

In Chile, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans of various sizes. It is also distributed as Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, in stainless steel and bag-in-box containers. In Brazil, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and also as post-mix syrup. In Argentina, Edasa produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup. In Paraguay Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans. It is also distributed as Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, in stainless steel and bag-in-box containers. Regarding Juices, they are distributed in non-returnable glass and PET bottles, returnable glass bottles, in bi-laminated sachets, cardboard Tetra Pak containers and bag-in-box as concentrated juice that is mixed with water at the point of sale. Waters are distributed in returnable glass bottles and non-returnable PET bottles.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil, Argentina and Paraguay by packaging type, measured as a percentage of total sales volume:

Soft Drink Sales by Packaging Type

	Year Ended December 31,
	2012				2011
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina
	% Total	% Total	% Total	% Total	% Total	% Total	% Total
	Mix	Mix	Mix	Mix	Mix	Mix	Mix
Returnable	59	9	50	49	61	11	51
Non-returnable	37	88	49	50	35	86	48
Post Mix	4	3	1	1	4	3	1
Total	100	100	100	100	100	100	100

Customers and Distribution

As of December 31, 2012, we sold our products to approximately 63,000 customers in Chile, 68,500 customers in Brazil, 79,401 customers in Argentina and 49,300 customers in Paraguay. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory.

The following table sets forth, for the periods indicated, our sales of Coca-Cola soft drinks in Chile, Brazil, Argentina and Paraguay, by type of customer, measured as a percentage of total sales volume:

Soft Drink Sales by Type of Customer

	Year ended December 31,
	2012				2011
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina
	(%)

Mom & Pops	51	24	47	40	53	22	50
Supermarkets	20	30	20	9	17	28	18
On Premise	13	22	3	22	11	26	3
Wholesale distributors	16	24	30	28	19	24	29
Total	100	100	100	100	100	100	100

Chile. As of December 31, 2012, Andina’s sales force consisted of 297 salespeople (262 workers hired indefinitely and 35 hired on a fixed term basis) who call on most customers on average 1.8 times per week. For sales to major supermarkets, we employ 6 key account heads, 20 field supervisors and 534 third party promoters who are on-site supervisors who handle our products, monitor displays and track the pricing and marketing strategies of our competitors. Account executives are also assigned to major fast food outlets to work with the customer to develop sales on a consistent basis. Our distribution system for our soft drink products consisted of a group of 67 exclusive distributors, which are independent businesses that collectively deploy approximately 571 trucks (30 of which are company property), depending on seasonal demand. The 67 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 59% of total soft drinks volume in 2012. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 45 days after invoices are issued. On average, accounts receivable from all clients are liquidated on a 20-day term.

Brazil. As of December 31, 2012, Andina Brazil’s sales force in Brazil consisted of an average of 1,325 salespeople (475 commercial representatives and 375 supermarket promoters, 29 unpackers y 77 field supervisors) divided into three major groups responsible for: (i) sales to key accounts and fast food chains (who purchase soft drinks in post-mix dispensers, in cans and bottles), (ii) sales to supermarkets (consisting of bottle and can sales) and (iii) all other traditional customers. Each of these three groups also manages sales of the other beverages (beer, water, juice, energy drinks and ready-to-drink tea) distributed by Andina Brazil. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us;  (ii) trucks operated by independent transport companies on a non-exclusive basis and (iii) own trucks. In 2012, 10% was distributed by exclusive distributors, 85.5% by independent transport companies and (iii) 5% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities. In 2012, approximately 18% of Andina Brazil’ soft drink sales were paid for in cash at the time of delivery, 9% were paid by check and 73% were paid were paid with other bank securities with an average payment term of 13 days.

Argentina. As of December 31, 2012, our sales force in Argentina consisted of 642 employees, grouped in salespeople, merchandisers, and Contact Center personnel. In 2012, 70% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 30% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2012, approximately 75% of EDASA’s soft drink sales were paid for in cash and 25% were credit sales.

Paraguay: As of December 31, 2012, the sales force consisted of 282 people, grouped into sellers and shelf stackers or replenishers. Paresa distributed 71% Coca-Cola soft drinks through direct distribution, and 29% through wholesalers distributors. The frequency of visit of the direct sale is 1.6 times a week. For sales to important supermarkets, there is one key account manager, 5 sales people and 99 on-site outsourced sales promoters who handle our products, monitor exhibitions and follow up on our pricing strategies, exhibitions and the marketing of our competitors. There are also account executives appointed to major “fast food” chains that work with the client to develop sales in a consistent way. All direct distribution is done by a group of small truck businessmen. In 2012 approximately 64% of sales of Paresa soft drinks were paid in cash and 36% were credit sales.

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

Argentina. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. The greatest competitor is Ambev, the Latin American unit of the largest brewery group of the world (Inbev) that produces and commercializes Pepsi-Cola products. As far as B-brands, the most significant are: Talca, Pritty and Interlagos representing over 60% of the volume for B-brands. Pritty S.A., a company established in the city of Córdoba, is dedicated to the production and sale of beverages without alcohol; it commercializes Pritty, Doble Cola, Saldán, Switty, Rafting, Hook and Magna. O.E.S.A., a preceding Pepsi bottler in the province of Mendoza, produces and commercializes soft drinks and soda water under the brand Talca. Embotelladora Comahue, located in Río Negro comercializes the brands Interlagos, Patagonia y Bardas Limay.

Paraguay: The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular and the amount of returnable bottles held by retailers or by consumers.

The greatest competitor is the local brand “Niko/De La Costa” produced and bottled by Embotelladora Central S.A , which has a 20.7% market share. The segment of economic brands in Paraguay represents 29.6% of the soft drink industry. Pepsi which resumed its operations in Paraguay in November 2011, reached a market share of 10.2% in December 2012, and it is produced and marketed by Group Vierci, a local franchisee.

Based on reports by A.C. Nielsen, we estimate that in 2012, our average soft drink market share within our franchise territories reached 69.5%, 59.1%, and 59.1% for Chile, Brazil, and Argentina, respectively. In the case of Paraguay, our average soft drink  market share for October, November and December 2012 published by IPSOS reached 60,1%.

The following table presents the market share of our main competitors in Chile, Brazil and Argentina for the periods indicated:

Market Share

	Year ended December 31,
	2012				2011
	Chile	Brazil	Argentina	Paraguay*	Chile	Brazil	Argentina
	(%)
Coca-Cola soft drinks	69%	59%	59%	60%	69	57	57
ECUSA soft drinks	21	—	—	—	20	—	—
Pepsi-Cola and 7 Up products	4	5	20	9	4	4	21
Pritty products	—	—	7	—	—	—	8
Antarctica products	—	12	—	—	—	12	—
Brahma products	—	1	—	—	—	2	—
Other	6	23	14	31	7	25	14
Total	100%	100%	100%	100%	100%	100%	100%

Source: A.C. Nielsen

(*)In the case of Paraguay, the average market share for October, November and December 2012 published by IPSOS

Seasonality

Each of our lines of business is seasonal. Most of our beverage products have their highest sales volumes during the South American summer (October through March), with the exception of nectar products, which have a slightly higher sales volume during the South American winter (April through September).

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

Chile—Raw Materials. We purchase concentrate at prices established by TCCC. We mainly purchase sugar from Industria Azucarera Nacional S.A., IANSA and to Sucden Chile S.A., although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis. We obtain carbon dioxide gas from Linde Gas Chile S.A. and Praxair. Andina’s affiliate Envases CMF, produces returnable PET bottles and non-returnable PET pre-forms which are blown at our Renca plant. We purchase glass bottles principally from Cristalerías de Chile S.A. and Cristalerías Toro S.A.I.C.  Bottle caps are purchased from Closure Systems International, Alucaps Mexicana S.A. de C.V., Inyecal S.A. and other suppliers.

During 2012, 80% of the variable cost of sales for softdrinks produced by Andina Chile corresponded to main raw materials.  The cost of each raw material within the total of main raw materials is the following: concentrate represents 63%; sugar and artificial sweeteners 24%; non-returnable bottles 8%; bottle caps 4% and carbon dioxide 1%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties (“ECSA”) is included within the cost of sales of soft drinks. These costs represent 17% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

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

During 2012, 99,3% of the variable cost of sales for softdrinks produced by Andina Brazil corresponded to main raw materials  The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 34,0%; sugar and artificial sweeteners 22.6%; non-returnable bottles 21.0%; cans 13.9%, bottle caps 3.2%, carbon dioxide and others 4.6%. Additionally, the cost of soft drinks finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 0.7% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non-returnable glass bottles.

Argentina - Raw Materials. Edasa purchases concentrate at prices established by The Coca-Cola Company. Edasa purchases sugar mainly from Ing. y Refinería San Martín de Tabacal S.A., Cía. Azucarera Concepción S.A., and Atanor S.C.A.;  fructose from Productos de Maíz S.A. and Glucovil S.A., and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. Edasa buys non-returnable and returnable PET bottles to

(1)  For detailed information please visit our website www.embotelladoraandina.com

AEASA and glass bottles from Cattorini Hermanos S.A. and Cristalerías de Chile S.A., the plastic caps from Alusud S.A. and Cristal Pet., and metal caps from Metalgráfica Cearense S.A. and Aro S.A. in Brazil. Regarding water supply for the production of soft drink, Edasa owns water wells and pays a fee to the Dirección Provincial de Aguas Sanitarias.  Edasa also buys stretch wrap from Manuli Packaging Argentina, Plastiandino S.A., Sanlufilm S.A., Atiles S.A., IPESA Ind. Plast. S.A. and Rio Chico S.A., and carton from Cartocor S.A. and Papeltécica S.A.

The cost of each raw material as a percentage of the total cost of raw materials is the following: concentrate 52%; sugar and artificial sweeteners 27%; non-returnable bottles 13%; bottle caps 3% and carbon dioxide 1%. The remaining 2% corresponds to packaging. Water does not represent a significant cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 2% of the total costs of sales of soft drinks and correspond to can formats, juices and some bottled water products.

Argentina PET Packaging - Raw Materials. The principal raw material required for production of PET bottles is PET resin; during 2012 this raw material was mainly from DAK Américas de Argentina S.A. and Cabelma S.A. Also, but in a lesser extent, they imported from Nan Ya Plastics Corp., Far Eastern New Century and DAK Americas  EE.UU. In 2012, AEASA’s costs for PET resin accounted for 61% of the total variable cost of its sales of PET bottles and preforms.

Paraguay - Commodities: Paresa acquires concentrates at prices established by TCCC. Paresa acquires sugar from Azucarera Paraguaya S.A. carbon dioxide gas is obtained from provider Liquid Carbonic (Praxair). Non-returnable pre-forms are mainly supplied by local provider Inpet, from Cristalpet, and from the associate company Andina Empaques de Argentina; the pre-forms are blown in our plant located in San Lorenzo. Glass bottles are bought from Cattorini Hermanos S.A. and Vidriolux. RefPet bottles are purchased from Cristalpet and Andina Empaques de Argentina. Plastic caps are bought from Sinea, and metal caps from Aro S.A. de Brazil. Plastic wrappers are purchased from suppliers Manuli, IPESA, Petropack, Bolsiplast and Anchor Packaging.

The cost of each commodity within the total cost of raw materials is the following: the concentrate (including juice used for some flavors) represents 44%, sugar and artificial sweeteners 32%, pet supplies 15%, bottle caps 3%; carbon dioxide 1% and packing material 2%. Water is not a significant cost as a raw material. Additionally, the cost of finished products purchased from third parties is included in the cost of sales of soft drinks; these costs represent 1% of total cost of sales of soft drinks and consist of cans

Marketing

We and TCCC jointly promote and market Coca-Cola soft drinks in our franchise territories, in accordance with the terms of our respective Bottler Agreements. During 2012, we paid approximately 50% of the advertising and promotional expenses incurred by TCCC  in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by TCCC . See “Item 4. Information on the Company —Bottler Agreements.”

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

We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating such systems, including providing hand-held computer and data gathering equipment to support the gathering of product, consumer and delivery information required to implement our channel marketing strategies effectively for most of our sales routes in Chile, Brazil, Argentina and Paraguay. We will continue investing to increase pre-sale coverage in our territories.

Our consolidated total advertising expenditures in 2012 were Ch$38,667 million.

Advertising

We advertise in all major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by TCCC ‘s local affiliates, with our input at the local or regional level.

2.  Other Beverages

Chile. In addition to Coca-Cola soft drinks, through Vital Jugos S.A., we produce and sell juices, other fruit flavored beverages, ready-to-drink tea and sports drinks, and through Vital Aguas S.A. we produce and sell mineral water and purified water. Juices are produced and sold under the brands Andina del Valle (juices and fruit nectars), , Kapo (fantasy drink), Aquarius (flavored water), Fuze Tea (ready-to-drink tea), Glaceau Vitamin Water (food for athletes with added vitamins and minerals) and Powerade (isotonic).Waters are produced and sold under the brands Vital (mineral water) in the following versions: with gas, without gas and Soft Gas; Dasani (purified water) in the following versions: with gas, without gas, and soft gas; Benedictino (purified water) in the following versions:  with gas and without gas.

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

Argentina. We produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Kin, Bonaqua (mineral water with and without gas), Aquarius and Quatro Liveana (flavored waters), as well as Powerade in the isotonic segment. With the incorporation of Coca Cola Polar Argentina S.A. we distribute energizers under the trademark Black Fire and beers (among which are: Palermo, Schneider, Heineken, and Budweiser).

Paraguay: We produce and distribute juices ready to be consumed under the trademark Frugos. We also manufacture and sell water under the trademarks Dasani (purified water), Aquarius (flavored water) and isotonic drinks like Powerade. We also manufacture and sell energy drinks in disposable glass bottles under the trademark Burn and we import and distribute Burn cans.

Waters and Juices in Chile

Sales. In 2012, net sales of waters and juices in Chile represented 6.4% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$74,812 million.

The following table sets forth for the periods indicated, Vital Jugos’and Vital Aguas’ net sales and sales by volume of unit cases of waters and juices:

Waters and Juices Sales by Net Sales and Volume(1)

	Year-ended December 31,
	2012		2011
	In million Ch$ and million UCs
	Ch$	UCs	Ch$	UCs
Andina Frut an Andina Néctar	37,826	21.4	29,222	17
Kapo	6,636	4.8	6,629	4.6
Powerade	4,384	1.7	2,545	1.0
Fuze Tea	988	0.5	951	0.5
Vitamin Water and Aquarius	162	0.1	388	0.2
Dasani (purified and flavored water)	0	0	450	0.4
Benedictino (purified water)	723	1.1	2,225	4.0
Vital (mineral water)	11,730	17.2	9,342	14.0
Total(2)	62,449	46.8	51,752	41.6

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

Customers and Distribution. Juices and waters throughout Chile are distributed by means of distribution agreements between TCCC and the Coca-Cola bottlers in Chile. In 2012, Andina distributed approximately 70% of the products of Vital Jugos and Vital Aguas, and the other Coca-Cola bottler in Chile distributed the remaining 30%. Each Coca-Cola bottler in Chile distributes the products of Vital Jugos and Vital Aguas in its respective franchise territory. Under Vital Jugos’ and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory.

Our management believes that our distribution arrangements for waters and juices provide an effective means of distributing those products throughout Chile using the extensive distribution system of the Coca-Cola bottlers. We have a good working relationship with the other Coca-Cola bottler that distribute waters and juices. If the other Coca-Cola bottler were to cease distribution, our management believes it could arrange alternative distribution arrangements, but the transition to the new arrangements could involve significant delays in distributing products and would involve additional costs and an initial reduction in sales.

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

Based on reports by A.C. Nielsen, we estimate that in 2012, our market share within our Chilean franchise territories reached 36.7% for the juice segment and 41.7% for waters.

Raw material for Juices. The principal raw materials used by Vital Jugos S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 13.2%, fruit pulp and juices 13.5%, flavors, aromas and citric acid 17.8%, containers 25.5% and wrapping material 4.7%, all of which during 2012 accounted for 81.1% of total costs for sales of juice, including packaging.

Raw materials for Waters: The principal raw materials used by Vital Aguas S.A. in the production of mineral water and purified unflavored and purified flavored water and as a percentage of total raw material costs are: Non-returnable PET packaging 42.7%, mineral water, flavor, aromas, sweeteners and citric acid 23.6%, packaging material 5.0%, caps 5.8% and carbonation 0.9%, all of which during 2012 accounted for 81.1% of total costs for sales of water, including packaging.

Beer, Juices and Waters in Brazil

Sales. In 2012, net sales of beer, juices, waters, tea based beverages, isotonics and energy drinks in Brazil were Ch$92,480 million, representing 7.9% of our consolidated net sales.

Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Kaiser by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”). In 2006, Femsa acquired from Molson the controlling ownership interest over Kaiser y later in 2010 Heineken acquired the controlling interest of Femsa’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2012, Andina Brazil’s net sales of beer were Ch$25,320 million, of which Bavaria brand beer accounted for 44.4%, Heineken for 33.2%, Kaiser for 18.4%, Sol for 2.9%, y Xingú for 0.6%, and all the other brands accounted for 0.5% of net sales.

Competition. In the beer sector, Andina Brazil’s main competitor is Ambev that during 2012 had a very dominant position in the Brazilian market.

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

Under the terms of the distribution agreement, Heineken undertakes all responsibility for planning and managing advertising, marketing and promotional activities related to beer.  Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken´s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro and Espirito Santo region. Andina Brazil has agreed to devote at least 2.3% of its sales net of taxes of Heineken products to such promotional activities or events.

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

In 2012, AEASA was one of the largest manufacturers of PET products in Argentina. In 2012, Andina Brazil purchased its PET preforms mainly from Brasalpla and also from Amcor and Owens-Illinois.

Sales . In 2012, AEASA had net sales of Ch$13.261 million with sales to EDASA amounting to Ch$5,522 million. AEASA also sold PET bottles to third parties accounting for approximately Ch$7,739 million.

Competition. We are suppliers of returnable and non-returnable PET bottles for Coca-Cola bottlers in Argentina and Chile. According to the pre-existing agreements between TCCC and the other Coca-Cola bottlers within South America, we must obtain the consent and assistance of TCCC  to expand our sales of returnable PET bottles to said bottlers.

In Chile, we do not have any principal competitors in the non–returnable PET bottles market for oils, wines and personal hygiene. There are a few producers of non-returnable PET bottles in Chile who are significantly smaller than CMF. Plasco S.A., the second Chilean manufacturer of non-returnable PET bottles, does not compete with us because it is the exclusive supplier of PET bottles for ECUSA. (The Chilean Pepsi bottler).

In Argentina, we compete principally with Alpla S.A. and Amcor. AEASA is the supplier of returnable PET bottles to all Coca-Cola bottlers in Argentina.

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

Chile Bottler Agreements:  (i) .  The licenses for the territories in Chile expire in 2013 and 2018; (ii) on December 22, 2005, Vital S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized Vital S.A. to produce, prepare and bottle in packaging previously approved by TCCC the following brands: Andina Frut Andina Nectar, Kapo, Nestea, Fruitopia and Powerade.  The Agreement will expire on December 31, 2015, and sets forth that Andina, and the other Chilean Coca-Cola bottler, Embonor, have the right to purchase products from Vital S.A. as well as produce, package, and sell these products at their respective production facilities; (iii) on December 22, 2005, Vital Aguas S.A. and TCCC entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue, Benedictino, Dasani and Aquarius.

Brazil–Bottler Agreement: the licenses for the territories in Brazil will expire in 2017.

Argentina –Bottler Agreement: the licenses for the territories in Argentina expires in 2013 and 2017.

Paraguay–Bottler Agreement: the licenses for the territories in Paraguay will expire in 2014.

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

Chile. The Chilean government has several regulations governing environmental matters relating to our operations, whereby, starting from the Constitution, the right of property is established, providing that restrictions to such right may be set by law, among which is the conservation of the environment.

For instance, Law 3,133 regulated discharge of residual industrial waste, and the Sanitary Code contains provisions relating to liquid and solid waste disposal, basic environmental conditions in the workplace, and the protection of water for human consumption. Supreme Decree No. 594, ensues from the Sanitary Code, which governs some matters related to solid and liquid wastes, among which stands out the prohibition to discharge hazardous substances into the public system or groundwater.

Law 19,300, passed in March 1994, addresses general environmental concerns that may be applicable to our activities and which, if applicable, would require us to hire independent experts to conduct environmental impact studies or declarations of any future projects or activities that could be impacted by the regulations of Law 19,300. This Law creates the National Commission on the Environment, which is supported by regional commissions to supervise environmental impact studies and declarations for all new projects, to enforce the regulations of Law 19,300 and to grant discretionary power to regulators. In January 2010 the law suffered an organic amendment with the enactment publication of Law 20,417, which created a new environmental institution, contemplating the creation of the Ministry of Environment, Environmental Assessment Services, the Superintendence of Environmental Protection and the Environmental Courts (3), which became effective on December 2012. In Particular, the Environmental Court in the Metropolitan Region shall begin functioning during the first half of 2013.

The first Environmental Court to start operating in other regions is the Court in Antofagasta and Coquimbo, and shall begin its in June 2013.

1.              Waste Waters

1.1 Generals:  In 1993, the Chilean government published regulations that updated the provisions of Law 3,133, which was finally repealed in 2002 by Law 19,821, which also reaffirmed the control of the Superintendence of Sanitary Services over industrial liquid waste These regulations place limits on the disposal of harmful substances which may be hazardous to water used in irrigation or water for consumption by people or animals without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendence of Sanitary Services. The regulations also mandate governmental approval of any systems to treat or discharge liquid industrial waste (regulated by Supreme Decree 90 for discharges to open courses and by Supreme Decree 609 for discharges to sewage collectors, amended during 2000 by Supreme Decree 3592).

1.2       Santiago Plant: In 1996, we installed a liquid industrial waste treatment plant to comply with the Chilean liquid waste emissions standards, in effect since 1998. As of May of 2006, the first stages of liquid industrial waste treatment are done at our facilities and then it is completed at La Farfana. Currently there is an outsourcing agreement with the company Ecoriles for the treatment of liquid industrial waste.

1.3       Coquimbo Plant: The construction of the liquid industrial waste treatment plant-which is the Coquimbo Plant- was approved by Resolution Nº 042, dated April 9, 1999, issued by the CONAMA of the IV Region of Coquimbo. On December 1, 2004, an agreement was executed with the local sanitary company (Aguas del Valle S.A.) for the direct discharge of liquid waste into the sewage system. This agreement remains in full force and effect in case there are any complications with the operation of the waste water (riles) treatment plant. On December 28, 2005, through SISS EX Resolution No. 3854, the monitoring program of the Quality of the Effluent generated by our Riles treatment plant. Therefore, DS 609 that Establishes the Emission Standard for regulation of contaminants associated with industrial liquid waste discharges to sewage systems —started being fulfilled.  On November 20, 2012, SISS EX Resolution No. 3854/2005, was amended by Resolution Ex. No. 5089. This involved the modification of the parameters for the monitoring of the treatment plant, specifically the extension of the pH operating range (5.5-9.0). The water obtained/used for the preparation of our products is obtained from the well built within our premises, thus the company is complying Res No. 425/2008 that sets a new text for the Resolution that establishes the standards of exploration and exploitation ground waters.

1.4       Punta Arenas Plant: Since 2005, it has its own effluent waters secondary treatment system, securing the compliance with the DS 609, with its own Environmental Qualification Resolution. This operation is carried out by specialist staff within the plant.

2.              Solid Waste:

2.2       General: On the other hand, the management and disposal of the generated solid waste must be operated having operational and sanitary disposal authorizations. Both [authorizations] are granted by the Health SEREMI as set forth in Resolution No. 5081 (Non-hazardous residues) and in DS N° 148. Sanitary Regulations for Hazardous Waste Management.

The next challenge is the bill on the Extended Producer’s Responsibility (REP or EPR) that is currently being considered, which returns the responsibility of managing the waste to the companies that manufacture such products that transform into waste.

Extended Producer Responsibility requires that the companies that manufacture and /or sell products or containers become financially or physically responsible for such products after their lifespan expires, that is, the responsibility of the producers to arrange, using sustainable processes, the collection, recycling and disposal of waste generated at the end of its life span.

2.3       Santiago Plant: According to the arrangements that had been made in the Carlos Valdovinos Plant, as from August 2011 the Renca plant has a Solid Waste Management Center where the waste generated in the operation is temporarily stored in order to be sold (Non-hazardous waste) with the purpose of being recycled and destruct those that are hazardous.

Coquimbo Plant: In 2008, the Health SEREMI of the Region of Coquimbo, authorized through Exempt Resolution No. 2181, the SITIO DE ALMACENAMIENTO DE RESIDUOS PELIGROSOS (“HAZARDOUS WASTE STORAGE SITE) (September 2, 2008). Since August 2012, our plant has a Management Center of Non-hazardous Solid Waste where the waste generated in the operation (recyclable and non-recyclable) is temporarily stored, and has different destinations: 1. returned to its vendor (to CMF); 2.  sold (Non-hazardous recyclable waste) 3.  sent to a Sanitary Landfill (waste similar to household).

Additionally, the muds generated in our effluent treatment plant are considered solid waste. Their disposal is authorized by Resolution Exempt No. 3854 dated December

28, 2005 issued by the Superintendency of Sanitary Services (SISS). Their definitive disposition is performed at the Panul – Coquimbo Landfill that is administered by Tasui Services S.A.

2.4       Punta Arenas Plant: The Punta Arenas Plant has a waste collection center that has all its health authorizations:

·                  Sanitary Authorization for the operation of a warehouse for the temporary storage of hazardous waste generated by the industry itself, as requested by DS 148.

·                  Sanitary authorization for the accumulation of liquid and solid industrial non-hazardous waste within the facility, as set forth in DS 594

3.              Air pollution:

3.2 General: Emissions are regulated by several regulatory bodies, standing out, among others, the declaration of the metropolitan Region as a zone saturated of some contaminants, the obligation to compensate for emissions, the Air Pollution Prevention and Decontamination Plan for the Metropolitan Region, emission standards of particulate material and gases for stationary and group sources, the mandatory obligation to declare emissions of substances that deplete the ozone layer. Atmospheric emissions are regulated by several regulatory bodies:

· D.S. No. 4/1994 - Establece Norma de Emisión de Contaminantes Aplicables a los Vehículos motorizados y fija los procedimientos para su control (Establishes Pollutant Standard Applicable to motor vehicles and sets procedures for its control).

· D.S. 211/1991- Norma sobre Emisiones de Vehículos motorizados livianos (Emissions standard for light motor vehicles)

· D.S. 54/1994 - Establece Norma de Emisión aplicables a Vehículos motorizados mediano que Indica (Establishes Emission Standard applicable to the medium motor vehicles that it indicates)

· D.S. 149/2007 - Regula las Concentraciones de Contaminantes como el NO, CO y HC (Regulates the concentrations of pollutants such as NO, CO and HC).

· D.S. 144/1961 - Establece normas para evitar emanaciones o contaminantes atmosféricos de cualquier naturaleza (Establishes standards to prevent atmospheric emissions or pollutants of any kind).

· D.S. 138/2005 - Establece Obligación de Declarar las Emisiones de Fuentes Fijas (Establishes the obligation to report emissions from stationary sources)

· D.S. 48/1984 - Reglamento de Calderas y Generadores de Vapor (Regulation of boilers and steam generators).

· The D.S. 686- Norma de Emisión para la Regulación de la Contaminación Lumínica” (Emission Standard for Control of Light Pollution) adopted on August 2, 1999. It was created considering that the heavens of Regions II, III and IV of our country is a valuable environmental and cultural heritage to develop the astronomical observation activity.

· The D.S. No. 146 - Establece los niveles de ruido máximo que puede emitir una fuente fija y que afecte al entorno donde se encuentra ubicado esta fuente (Establishes the maximum levels of noise that emit a fixed source and affecting the environment where such source is located).

· In the case of Punta Arenas plant it complies with D.S. No. 48 — that requesting the registration of the boiler before the Health Ministerial Regional Secretariat. Regarding air emissions, it [plant] declares that is complies with what D.S. 138 provides. This boiler is not controlled, since it operates with natural gas which makes this operation organic since it is the fuel that least contaminates.

There can be no assurance that future legislative regulatory developments will not impose further restrictions that would be material to our operations in Chile. We believe that, to the best of our knowledge we are in compliance with all material aspects of the Chilean environmental regulations.

4.              Certifications

4.2       Santiago Plant: In 2006 TCCC  issued its audit regarding Certifications of Quality, Security and Environment Systems known as PHASE 3, and we have become the first production facility in Chile to receive this certification with the maximum qualifications.. These certifications were revalidated according to the new KORE (Coca-Cola Requirements) dispositions beginning August 2010.

During 2005, our  production facility in Chile , became the first plant in Latin America to achieve the four Quality System Certifications, Food Safety and Quality Management System (HACCP-Hazard Analysis and Critical Control Point), Environment (ISO 14001:2004), Security and Occupational Health (OHSAS 18001:1999) and Quality (ISO 9001:2000). Also in 2005 it achieves the National Award for Quality from Chilecalidad. In September of 2007 and 2010 these certifications were extended for another 3 years. Additionally during December 2010 we achieved certification for Food Safety Management (ISO 2200).

During 2011, with the new Renca Bottling facility beginning operations,  the geographical spread of our integrated management system was expanded, in a first stage, certifying, the Quality Management System (ISO 9000) and Food Safety (ISO 22000). In March 2012 we obtrained the respective certifications for Environment (ISO 14001) and Security and Occupational Health (ISO 18001) . For 2013, the Food Safety Management System will be certified under the FSSC 22000 (Food Safety System Certification) standard which is fully recognized and accepted by the Global Food Safety Initiative (GFSI) and the European Cooperation for Accreditation (EA).

The distribution centers also count with the following certifications:  Food Safety and Quality Management System (HACCP) since 2007 and Security and Occupational Health (OHSAS 18001:2008) since June 2009, both valid for a period of 3 years. As part of the logistics management, distribution centers were audited during the first half of 2011 and 2012, maintaining the aforementioned systems certifications.

In 2003, the production facilities of Rengo and Vital were certified under the Codex Alimentarius and the Chilean regulation 2861:2004 for their production processes. These certifications were renewed in 2009. As of December 31, 2012 these production facilities held the following certifications: (i) Food Safety and Quality Management (HACCP); (ii) Quality Management (ISO 9001); (iii) Environment Management (ISO 14001);  (iv) Security and Occupational Health (ISO 18000); and (v) Food Safety Management under ISO 22000 regulations and Best Practices of Food Manufacturing under PAS 220.

4.3       Coquimbo Plant: The plant has the following certifications:

· In June 2003, HACCP Codex Alimentarius.

· In July 2006, Occupational Health and Safety (OHSAS 18001:2000)

· In November 2008, Environmental Certification (ISO 14001:2004) and Quality Certification (ISO 9001:2008).

· In January 2011 Food Safety System Certification (ISO 22000/2005), and PAS 220/2008.  In November 2011, the latter were recertified for 3 additional years within the abovementioned systems. (ISO 9001 - ISO 14001 - OHSAS 18001).

· In 2009 and 2012 the plant meets the Coca-Cola Company standards, certifying the KORE Environmental Requirements and Safety and Occupational Health

4.4       Punta Arenas Plant: Punta Arenas Plant 2003 certified its Quality, Environmental and Security system denominated “Evolution”. The system is required by TCCC. In 2010, the change from Evolution to KORE- the current TCCC system- was certified. In 2003 the Punta Arenas Plant was certified under ISO 9001 and HACCP. Later, in August 2006 it obtained the OHSAS 18001 certification, and in November 2008 ISO14001 and ISO22000, in addition to PAS 220 in January 2011. In December 2012 the Food Safety Certification was changed by SSC 22000, now being worldwide recognized and certifiable. The Integrated Management System is monitored annually and is recertified every three years, which ensuring the maintenance and continuous improvement of the system.

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

In 2012 the Ministerio de Industria, Comercio y Trabajo (Department of Industry, Commerce and Labor) of the Province of Córdoba, recognized EDASA with the “Quality Award” for the implementation of its Integrated Sustainability System, aligning the management processes of international standards (ISO9001, ISO14001, ISO22000, PAS 220 and OHSAS18001) with six strategic areas: Products and Services, Business Partners, Environment, Profitability, People and Community; which has led the company to achieve sustained results over time and be recognized internationally for its level of excellence.

Paraguay: The environmental framework comprises several national and local environmental regulations. The Paraguayan Constitution of 1992 states that everyone has the right to live in a healthy and ecologically balanced environment and has the obligation to preserve it. All damage caused to the environment will carry the obligation to repair and compensate.

Considered the “Mother of Environmental Law” in the country, Law 1561/00 chartered the three primary environmental agencies in Paraguay. These are: the Secretaría del Ambiente (SEAM or the Environmental Department), Consejo Nacional del Ambiente (CONAM or the National Environmetal Counsel), y el Sistema Nacional del Ambiente (SISNAM or National Environmental System). The Law establishes the authorities and responsibilities of the agencies to develop and oversee the national environmental policy.

Of the three, the SEAM is the main environmental institution responsible for the development and implementation of national environmental laws. The SEAM is the main authority responsible for implementing most of the national environmental standards and the main agency responsible for monitoring their compliance. The CONAM is responsible for investigating and establishing the main goals in the environmental policies, which the SEAM must then implement. The SISNAM in turn, is integrated by several bodies -including governmental and municipal agencies and private sector stakeholders- all interested in solving environmental issues. The SISNAM provides a discussion forum for the public and private sectors to work together collectively, developing ideas and plans to promote a sustainable development. Law 1561/00 also provides that all actions of the SEAM must, ultimately, meet the mandates established in Articles 7 and 8 of the Constitution.

According to Law 1561/00, Law 294/93 on Environmental Impact Assessment and other relevant regulations, landowners and others who intend to exploit the land for industrial, agricultural or other purposes, are prevented from deforesting native forests, convert non-forested areas located in forested lands for commercial purposes, or in general, exploit the land for industrial or agricultural purposes without preparation, appraisal and approval of an environmental impact study and the previous authorization granted as a permit issued by the SEAM.

Environmental Impact: Law 294/93 states that the above mentioned activities will be subject to an environmental impact assessment procedure and certain requirements applicable to such evaluation. Additionally, the Law sets out the rights and obligations that shall be triggered by any damage caused to the environment and mainly provides the obligation to restore the environment to its previous state or instead, if that is technically impossible, the corresponding payment or compensation. In accordance with Law 294/93, agricultural activities require and environmental impact assessment.

Illegal disposal of waste: The treatment, storage, disposal or removal of waste outside of the institutions designated to that effect, deviating from the applicable established laws and administrative regulations shall be punished with imprisonment of up to 5 years and/or a fine.

The Criminal Code defines waste including hazardous substances that can cause disease or infection, flammable or explosive substances that can pollute water and soil.

Hazardous industrial waste: Law 42/90 prohibits the importation or facilitation of the receipt, storage, use or distribution of products classified as hazardous or as industrial waste. Breaches to the law will be considered a crime against the human and the environmental health; and may be punishable with imprisonment of between 2 to 10 years. Public officials that breach this law may be removed from their positions and subsequently disqualified to hold public or commercial positions. Through Law 567/95, Paraguay ratified the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal.

Water Resources Act of Paraguay: Law 3239/07 on water resources establishes the sustainable management of all waters (superficial, ground, atmospheric) and the territories that generate such waters, regardless of their location, physical condition or natural occurrence within the Paraguayan territory, in order to make it socially, economically and environmentally sustainable for the people living in the territory of Paraguay. The supervising agency is the SEAM. Superficial and ground waters are property of the State’s public domain. The Law establishes the following order of priority for the use of water: i) Fulfillment of the needs of aquatic ecosystems; ii) Social use within the home environment; iii) Use and enjoyment for agricultural activities, including aquaculture; iv) use and utilization for power generation; v) Use and enjoyment for other industrial activities; vi) Use and enjoyment for other activities. The use of water for productive purposes is subject to the authorization granted by the State through a permit (for the use of small amounts of water) or through concessions (prior public bidding process), in both cases after the payment of applicable rights. Authorizations may be revoked based on the occurrence of the causes [situations] contemplated in the law. Concessions may be expropriated for public benefit, or be terminated in certain situations established by the Law. In addition, a National Registry of Water Resources has been created to keep record of all individuals or legal entities that utilize water resources or engage in activities related to them.

The SEAM, which is responsible for the fulfillment of laws on water resources, can apply sanctions, including: warnings, temporary or permanent suspension of authorizations or concessions, confiscations and/or fines. These penalties are applicable regardless of other civil or criminal sanctions or of the revocation of the environmental authorizations granted by SEAM.

Superficial and ground waters are property of the State public domain. All citizens of the Republic of Paraguay are holders of the right to use and enjoy water resources, not foreign States or their representatives. The use and enjoyment of superficial and ground water resources for human consumption are a priority. Other uses and enjoyments shall follow the order of priority established by law. The use and enjoyment for industrial activities is fifth in priority, having preeminence the social use within the home environment, fulfillment of the needs of aquatic ecosystems; the generation of energy and agricultural activities.

The use of water resources and their flows, except the direct personal or family use, may only be granted by a permit or concession.

Any work or activity related to the use of water resources must previously undergo the procedure of Environmental Impact Assessment. The issuance of a certificate by the SEAM regarding the water availability, in the quality and quantity required by the activity and in the area of the project site, is a pre-requisite for obtaining a positive Environmental Impact Statement.

Law 3239/07 controls most, but not all, types authorizations for the use of water. For example, Law 1614-1600 specifically regulates the public water supply service and sewage.

Authorizations for the use of water resources grant the holder a public precarious right to use water, but not the domain or other property right over it. This permit is revocable and may be granted through several authorizations: for use of small amounts of water, temporary uses and authorizations for the discharge of effluents.

Authorizations are granted through a Resolution and are personal and not transferable. The duration of the permit will be determined by taking into consideration the nature of the investment, the impact on water resource utilized and the social utility of the business venture.

On the other hand the right to use water resources may be granted for all such uses that do not need to be authorized by a permit. These authorizations will be granted through a contract, prior public bidding process, for a determined period of time.

Concessions for the use of water resources for commercial export purposes in whatever forms, shall be authorized by law. The holder of the concession acquires a subjective/personal public right to use water, but not the domain or any other property right over it. Concessions may be assigned to third parties prior approval by a Decree issued by Executive Branch in the form established in the regulations of this Law; and in accordance with the terms and conditions provided for in the corresponding concession contract.

Crimes againts the environment: Law 716/96 establishes  the sanctions applicable to crimes against the environment. The breach of environmental laws and regulations is punishable with criminal, civil and administrative sanctions, including mitigation measures and the compensation of damages that may result from breaches to the environmental law and its regulations.

Any person (including directors, officers and managers of legal entities) who commits a crime against the environment and the quality of human life, such as: discharging gases or pollutant industrial waste into the atmosphere, the discharge of effluents and untreated industrial waste, cutting or burning forests or vegetation which seriously harm the ecosystem, among others; shall be punished by imprisonment and/or fines, sanctions that are graduated in each particular case according to the aggravating factors.

As for administrative sanctions, they may vary -from notices and fines to the complete or partial suspension of activities, a and they even may involve the revocation or cancellation of tax benefits, cancellation or termination of bank credit lines and the restriction to executing contracts with public entities.

Coca-Cola Paresa Paraguay fulfills all regulations established by governmental authorities applicable to our operations in Paraguay. However, it is not possible to guarantee that other rules may be passed in the future that might contain potential restrictions and that such restrictions would not have a material effect on our results or operations.

This operation has external certifications for the Management System such as: Quality Management ISO 9001-2008, Environmental Management ISO 14001-2004, Occupational and Safety Health Management OHSAS 18001-2007, Food Safety ISO 22005-2005 and PAS 220-2008.

C.            Organizational Structure

The following table presents information relating to the main activity of our subsidiaries and our direct and indirect ownership interest in them as of the date of preparation of this document:

Subsidiary	Activity	Country of Incorporation	Percentage Ownership
Embotelladora Andina Chile S.A. (1)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
Vital Jugos S.A. (4) and (5)	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A. (4) and (5)	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A. (6)	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Envases Central S.A. (4)	Manufacture and packaging of all kinds of beverages, and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carryout exclusively foreign permanent investments or lease all kinds of real estate.	Chile	99.99
Inversiones Los Andes Ltda. (6)	Invest in all types of real property and chattels	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99

  (1)At the Extraordinary Shareholders’ Meeting held November 22, 2011, the shareholders of Embotelladora Andina Chile S.A. agreed to increase the capital of the latter from Ch$10,000,000 -divided into 10,000 shares- to Ch$4,778,206,076 -divided into 4,778,206 shares-. It was agreed that the capital increase was to be subscribed and paid by the shareholder Embotelladora Andina S.A. through the contribution of movable goods and real estate property, which are identified in the minutes of the Shareholders’ Meeting. The Shareholders’ Meeting was reduced to public document on November 28, 2011, granted by the notary public of Santiago, Cosme Gomila.

(2) At the Extraordinary General Shareholders’ Meeting held November 1st 2011, Embotelladora del  Atlántico S.A. decided to divide part of its equity to form a new company, Andina Empaques Argentina S.A., for the purpose of developing the design, manufacture and sale of all kinds of plastic products or products derived from the industry for plastics, primarily in the packaging division. Accounting and tax effects will begin on January 1st 2012.

(3)  In October 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of 146. 9 million Brazilian Reais.

(4) Vital Aguas S.A., Vital Jugos S.A. and Envases Central S.A., modified their percentage interests, due to the merger with Embotelladoras Coca Cola Polar in 2012.

(5) During 2012 a capital increase was made for M$6,960,000, of which, Embotelladora Andina S.A. paid the M$2,380,320 according to its percentage of interests.

(6) Companies incorporated during 2012, due to the merger with Embotelladoras Coca Cola Polar S.A.

Subsidiary	Activity	Country of Incorporation	Percentage Ownership
Rio de Janeiro Refrescos Ltda.	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Holdfab 2 Participações Ltda.	Manufacture, bottle and commercialize beverages and food in general, and beverage concentrate. Invest in other companies	Brazil	36.40
Sistema de Alimentos e Bebidas do Brasil Ltda	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	5.74
Leao Junior S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	18.20
Sorocaba Refrescos S.A. (3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
Embotelladora del Atlántico S.A.(2)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Coca Cola Polar Argentina S.A. (6)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.99
Andina Empaques S.A. (2)	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Paraguay Refrescos S.A. (6)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Paraguay	97.83
Abisa Corp.	Invest in financial instruments.	British Virgin Islands	99.99
Aconcagua Investing Ltda.(6)	Invest in financial instruments.	British Virgin Islands	99.99

The following chart presents in summary form the Company’s direct and indirect ownership participations in subsidiaries and affiliates:

D.            Property, Plants and Equipment

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties, and facilities in each of the franchise territories:

	Main Use	Surface (Square Meters)
CHILE
Embotelladora Andina S.A.
Región Metropolitana	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	494,386
Rancagua	Warehouses	25,920
San Antonio	Warehouses	19,809
Antofagasta	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	34,729
Coquimbo	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	31,383
Punta Arenas	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	109,517
Coyhaique	Warehouses	5,093
Taltal	Warehouses	975
Tocopilla	Warehouses	562
Calama	Warehouses	10,700
Ovalle	Warehouses	6,223
Vallenar	Warehouses	5,000
Copiapó	Warehouses	26,800
Vital Jugos S.A.
Región Metropolitana	Offices / Production of Juices	40,000
Vital Aguas S.A.
Rengo	Offices / Production of Waters	12,375
Envases CMF S.A.
Región Metropolitana	Offices / Production of bottles and PET preforms	74,001
Envases Central S.A.
Región Metropolitana	Offices / Production of Soft Drinks	50,100
Total Chile		947,573

BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	249,470
Vitória	Offices / Production of Soft Drinks / Warehouses	93,320
Nova Iguaçu	Warehouses	82,618
Bangu	Distribution Centers	44,389
Campos	Distribution Centers	42,370
Cachoeira do Itapemirim	Cross Docking	8,000
Sao Cristovao	Distribution Centers	4,500
Sao Goncalo	Distribution Centers	10,880
Cabo Frio	Distribution Centers	1,985
Sao Pedro da Aldeia	Distribution Centers	10,139

Total Brazil		547,671

ARGENTINA
Embotelladora del Atlántico S.A.
Córdoba	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	1,009,516
Santo Tomé	Offices / Warehouses	89,774
San Juan	Offices / Warehouses	48,036
Mendoza	Offices / Warehouses	41,579
Rosario	Offices / Warehouses	28,070
Río IV	Cross Docking	7,482
San Luis	Offices / Warehouses	6,069
Bahía Blanca	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	31,280
Chacabuco	Offices / Distribution Centers / Warehouses	5,129
Pergamino	Offices / Distribution Centers / Warehouses	1,195
General Pico	Offices / Distribution Centers / Warehouses	2,547
Neuquén	Offices / Distribution Centers / Warehouses	5,400
Trelew	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	16,024
Andina Empaques Argentina S.A.
Buenos Aires	Production of PET bottles and preforms	27,043
Total Argentina		1,319,144

PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo	Offices / Production of Soft Drinks / Warehouses	275,292
Coronel Oviedo	Offices / Warehouses	32,911
Encarnación	Offices / Warehouses	12,744
Ciudad del Este	Offices / Warehouses	14,620
Total Paraguay		335,567

TOTAL		3,149,955

We have full ownership of our properties and they are not subject to material encumbrances.

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2012			2011
	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)

Soft drinks (millions of UCs):
Chile	301	56	66	157	82	96
Brazil	307	72	79	272	68	79
Argentina	273	67	80	169	60	75
Paraguay	80	84	86
Other beverages (millions of UCs)
Chile	49	80	98	49	80	98
Argentina	46	37	59	54	25	47
Paraguay	16	80	95
PET packaging (millions of bottles)	750	92	100	750	92	100

Total installed annual production capacity assumes production of the mix of products and containers produced in 2012.

In 2012, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity; we also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations.  At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2012, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 1,072 million unit cases. Our primary facilities include:

·                          through Coca-Cola Andina, in the Chilean territory,  four soft drink production facilities with ten production lines in Renca, six production lines in Antofagasta,  three production lines in Coquimbo and tow production lines in Punta Arenas with total installed annual capacity of 301 million unit cases (28.1% of our total installed annual capacity);

·                          through Vital Jugos in the Chilean territory, one fruit juice production facility, with six production lines, with total installed annual capacity of 21 million unit cases (2.0% of our total installed annual capacity);

·                          through Vital Aguas in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 28 million unit cases (2.6% of our total installed annual capacity);

·                          through Rio de Janeiro Refrescos in the Brazilian territory, two soft drink production facilities with thirteen production lines with total installed annual capacity of 307 million unit cases (28.6% of our total installed annual capacity); and

·                          through Embotelladora del Atlántico in the Argentine territory, three soft drink production facilities with fourteen  production lines with a total installed annual capacity of 273 million unit cases (25.5% of our total installed annual capacity); and one facility for the production of juices with four production lines that covers the needs of our franchise with a total installed annual capacity of 11 million unit cases (1.0% of our total installed annual capacity), and one production line for waters and sensistive products with a total installed annual capacity of 35 million unit cases (3.3% of our total installed annual capacity)

·                          through Andina Empaques Argentina S.A. in the Argentine territory one production facility for bottles and preforms that covers the needs of the Coca-Cola system in that country with a total installed annual capacity of 750 million units and

·                          through Paresa in the Paraguayan territory, one production facility located in San Lorenzo, with seven production lines and two tetra pack lines (1.5% of our total installed annual capacity) .

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

These Financial Statements reflect the consolidated financial position of Embotelladora Andina. S.A. and its subsidiaries as of December 31, 2012, and 2011  as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2012, 2011, and 2010, all of which were approved by the Board of Directors on April 30, 2012.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil, Argentina and Paraguay. Our subsidiaries outside Chile prepare their financial statements in accordance with IFRS and to comply with local regulations in accordance with generally accepted accounting principles of the country in which they operate. The Consolidated Financial Statements reflect the results of the subsidiaries outside of Chile, translated to Chilean pesos (functional and reporting currency of the parent company) and are presented in accordance with IFRS.  The International Financial Reporting Standards requires assets and liabilities to be translated from the functional currency of each entity to the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized

Factors Affecting Comparability

During 2012, there were no changes in the application of IFRS as compared to the previous year that could materially affect the comparability of the financial statements. However, on October 1, 2012, the merger with Embotelladoras Coca Cola Polar S.A. was materialized, so assets and liabilities of the said bottler were incorporated to the consolidation as of October 1, 2012, at their fair value, as well as the results of its operations in October, November and December in Argentina, Chile and Paraguay. Additionally, due to the merger and as a result of an increase of percentage interests, Vital Aguas S.A., Vital Jugos S.A. y Envases Central S.A. are included in the consolidation.

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

Impairment of goodwill and intangible assets of indefinite useful life

The Company tests if goodwill and intangible assets of indefinite useful life have suffered impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.

Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or the amount at which a liability can be incurred or liquidated in an actual transaction among parties duly informed under conditions of mutual independence, different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are the current prices in the active market.  Lacking such an active market, the Company estimates said values based on the best information available, including the use of models or other valuation techniques.

The Company estimated the fair value of the intangible assets acquired as a result of the Polar merger based on the multiple period excess earning method, which implies the estimation of future cash flows generated by the intangible asset, adjusted by cash flows that do not come from the intangible asset, but from other assets.  For this, the Company estimated the time during which the intangible asset will generate cash flows, the cash flows themselves, cash flows from other assets and a discount rate.

Other assets acquired and implicit liabilities in the business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances including the cost of depreciated recovery and recent transaction values for comparable assets, among others. These methodologies require certain inputs to be estimated, including the estimation of future cash flows.

Provision  for doubtful accounts

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimate will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$159,540,993 at December 31, 2012 (ThCh$114,618,699 in 2011), net of an allowance for doubtful accounts provision of ThCh$1,486,749 (ThCh$1,544,574 in 2011). Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

Useful life, residual value and impairment of property, plant, and equipment

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

5.A Operating Results

Summary of Operations

The following table sets forth, for the periods indicated, sales volume, net sales and operating income for the Company’s operations in Chile, Brazil, Argentina and Paraguay, respectively, expressed in each case in nominal million Chilean pesos as of December 31, 2012, 2011 and 2010, and as a percentage of consolidated net sales or operating income, as the case may be:

	Years ended December 31,
	2012	2011	2010
	MUCs	MUCs	MUCs
Sales volume:
Chile	185.4	158.0	161.5
Soft Drinks	149.9	135.1	132.6
Mineral Water	16.8	10.6	9.3
Juices	18.6	12.4	19.6
Brazil	225.0	205.1	202.5
Soft Drinks	197.8	183.5	187.0
Mineral Water	5.8	4.5	3.7
Juices	16.2	13.4	7.9
Beer	5.2	3.7	3.9
Argentina	167.0	138.4	125.2
Soft Drinks	153.4	129.6	118.4
Mineral Water	9.8	6.2	4.8
Juices	3.8	2.6	2.0
Paraguay	18.8
Soft Drinks	16.5
Mineral Water	1.5
Juices	0.8

	Years ended December 31,
	2012		2011		2010
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Chile	374,873	32.0	$304,948	31.0	295,659	33.3
Brazil	451,597	38.5	445,693	45.4	407,782	45.9
Argentina	315,336	26.9	232,223	23.6	185,273	20.8
Paraguay	32,028	2.7
Inter-country eliminations(1)	(1,541)	(0.1)	—		—	—
Total	1,172,293	100	982,864	100	888,714	100

	MCh$	%	MCh$	%	MCh$	%
Operating income:
Chile	57,685	37.4	56,170	39.4	57,442	38.5
Brazil	64,647	41.9	64,047	45.0	72,252	48.4
Argentina	32,091	20.8	25,942	18.2	23,442	15.7
Paraguay	4,620	3.0
Corporate expenses(2)	(4,879)	(3.1)	(3,735)	(2.6)	(3,902)	(2.6)
Total	154.164	100	142,424	100	149,234	100

(1)  Eliminations represent intercompany sales.

(2)  Corresponds to corporate expenses that are not distributable in the operations.

The following table sets forth, for the periods indicated, the net sales and operating income contributed by product type, expressed in each case in nominal million Chilean pesos as of December 31, 2012, 2012 and 2010, and as a percentage of consolidated net sales or operating income, as the case may be:

	Years ended December 31,
	2012		2011		2010
	MCh$	%	MCh$	%	MCh$	%
Net sales:
Soft drinks	967,370	82.5	829,888	84.4	758,943	85.4
Other beverages(1)	197,900	16.9	145,121	14.8	121,650	13.7
Packaging	8,564	0.7	7,855	0.8	8,121	0.9
Inter-company eliminations(2)	(1,541)	(0.1)
Total	1,172,293	100	982,864	100	888,714	100
Operating income:
Soft drinks	147,381	95.6	128,783	90.4	136,891	91.7
Other beverages(1)	4,421	2.9	10,923	7.7	9,518	6.4
Packaging	2,362	1.5	2,718	1.9	2,825	1.9
Total	154,164	100	142,424	100	149,234	100

(1)         Includes, in Chile, waters and juices; in Brazil, beer, water, energy drinks, Nestea products and fruit flavored juices; and in Argentina fruit flavored waters, waters and juices.

(2)         Eliminations represents intercompany sales

The following table sets forth, for the periods indicated, information derived from our consolidated income statements, expressed in nominal million Chilean pesos as of December 31, 2012, 2011 and 2010, and as a percentage of consolidated net sales or operating income, as the case may be:

	Year ended December 31,
	2012		2011		2010
	MCh$	%	MCh$	%	MCh$	%
Net sales	1,172,293	100.0	982,864	100	888,714	100
Cost of sales	(698,955)	(59.6)	(578,581)	(58.9)	(506,882)	(57.0)
Gross profit	473,338	40.4	404,283	41.1	381,832	43.0
Distribution, administrative and selling expenses	(319,174)	(27.2)	(261,859)	(26.6)	(232,598)	(26.2)
Operating income	154,164	13.2	142,424	14.5	149,234	16.8
Non-operating income (expenses), net	(27,390)	(2.3)	(10,712)	(1.1)	(9,294)	(1.0)
Income taxes	(38,505)	(3.3)	(34,685)	(3.5)	(36,340)	(4.1)
Net income	88,269	7.5	97,027	9.9	103,600	11.7

Results of Operations for the Years Ended December 31, 2012 and 2011

	Chile		Brazil		Argentina		Paraguay	Eliminations		Total (1)
M Ch$	2012	2011	2012	2011	2012	2011	2012 (3)	2012	2011	2012	2011

Net sales	374,873	304,948	451,597	445,693	315,336	232,223	32,028	(1,541)		1,172,293	982,864
Cost of sales	(224,024)	(176,464)	(272,890)	(267,389)	(181,924)	(134,728)	(21,658)	1,541		(698,955)	(578,581)
Gross profit	150,849	128,484	178,707	178,304	133,412	97,495	10,370			473,338	404,283
Distribution, administrative and selling expenses(2)	(93,164)	(72,314)	(114,060)	(114,258)	(101,321)	(71,552)	(5,750)			(314,295)	(258,124)
Corporate expenses										(4,879)	(3,735)
Operating income	57,685	56,170	64,647	64,046	32,091	25,943	4,620			154,164	142,424

(1)                     Total does not equal the sum of all the franchise territories due to inter-country eliminations.

(2)                    The majority of corporate expenses were distributed in the operations.

(3)                     Only 4Q12 figures

Opening Remarks

The merger by absorption with Embotelladoras Coca-Cola Polar (“Polar”) took place on October 1, 2012, whereby Embotelladora Andina (the Company) increased its ownership interest in Vital, Vital Jugos and ECSA, incorporating them into the consolidation of results as of that date, as well as the results of Polar for the fourth quarter of 2012.

Net Sales

Consolidated Sales Volume was 596.2 million unit cases in 2012, an increase of 18.9%. Soft drinks grew 15.5%, while juices and waters together increased 47.9%. Excluding the effect of the merger with Polar, consolidated sales volume grew 8.7%, where soft drinks grew 6.7% and juices and waters together grew 24.3%. The incorporation of Polar’s operations as of October 1, 2012, contributed with 51.1 million unit cases.

The variations of the Brazilian Real, the Argentine Peso and the Paraguayan Guaraní, all relative to the Chilean Peso, have an impact on the conversion of figures to Chilean Pesos. On average, during the year and with respect to the Chilean Peso, the Brazilian Real depreciated 13.9%, the Argentine Peso 8.8%, and the Paraguayan Guarani 5.1%, generating a negative impact on income and a positive impact on costs and expenses.

Net Sales totaled Ch$1,172,293 million, a 19.3% increase, primarily explained by higher volumes and prices in the four countries where we operate, and partially offset by the effect of conversion of figures. In 2012, the soft drink segment represented 82.4% of consolidated Net Sales , which was slightly lower than the 84.4% we reported in 2011. Excluding the effect of the merger with Polar, Net Sales increased 8.9%, mainly explained by: (i) the effect of the increase in volumes, especially in Brazil and Argentina, as a result of the industry’s growth and of an increase in our market share, and (ii) the increase in revenues per unit case in local currency, mainly due to price increases in line with local inflation. These two effects are partially offset by the effect of the conversion of figures to Chilean Pesos. The incorporation of Polar’s operations as of October 1, 2012 contributed Ch$102,168 million to Net Sales.

In Chile, Sales Volume during 2012 reached 185.4 million unit cases, which represents an increase of 17.3%, and is mainly explained by the 54.1% growth of the juice and water segments and the 11.0% growth of the soft drinks segment. Excluding the effect of the merger with Polar, Sales Volume grew 5.5%, driven by the juice and water segments that together grew 18.9%, while the soft drinks category grew 3.2%. The incorporation of Polar`s operations as of October 1, 2012, contributed 18.7 million unit cases.

The incorporation of Polar did not involve significant changes in market share, since both companies had very similar figures. Regarding the soft drink segment, our market share reached 69.4%, which on average involved a gain of 20 basis points compared with the previous year. Average value market share was 71.9% in 2012, which compares with 71.6% in 2011. Categories of waters and juices still have a very low market penetration when compared to other developed countries, and therefore have presented high growth rates in recent years.

Net Sales in Chile were Ch$374,873 million, representing an increase of 22.9% explained by the following two effects: (i) greater volumes, mainly due to the merger with Polar, and by higher volumes of waters and juices resulting from the strong growth that these industries are experiencing and (ii) the increase of average revenue per unit case, basically explained by higher prices, in line with local inflation. Excluding the effect caused by the merger with Polar, Net Sales grew 10.1%. The incorporation of Polar’s operations as of October 1, 2012, contributed Ch$39,064 million to Net Sales.

Soft drinks Net Sales in Chile were Ch$299,673 million in 2012, an increase of 17.3% over the previous year, mainly due to the 11.0% increase in volumes and by a higher average revenue per unit case. Excluding the effect of the merger with Polar, Net Sales for soft drinks in Chile were Ch$276,014 million, an increase of 8% due to a 3.2% increase in volumes and an increase of the average revenue per unit case of 5%. Net sales of juices and water in Chile were Ch$74,902 million in 2012, 51.3% higher than in 2011, explained by the 54.1% increase in volumes and partially offset by a reduction in the average revenue per unit case. Excluding the effect of the merger with Polar, this figure was Ch$59,795 million, which represented an increase of 21% due to a volume growth of 19% and an increase in the average revenue per unit case of 2%. The incorporation of Polar’s operations as of October 1, 2012, contributed with Ch$23,659 million in soft drinks, and Ch$15,106 million in juices and waters.

In Brazil, 2012 Sales Volume reached 225.0 million unit cases, which represented a growth of 9.7%, explained by higher volumes in the juices and waters categories (23.0%), while the soft drink category expanded 7.8%. Sales volumes were positively impacted by: (i) a better execution at the points of sale as a result of an increase in the sales force, and (ii) industry growth, influenced by the 14% adjustment in the minimum wage. Net sales were Ch$451,597 million (+1.3%), explained by higher volumes and price increases slightly lower than local inflation. These effects were partially offset by the negative effect of the conversion of figures. In 2012, our average market share in the soft drink segment was 59.1%, 170 basis points higher than the previous year, which reflects our strong competitive position and the positive impact that our sales’ strategy has had. In value terms, our average market share reached 67.0% in 2012, in comparison with the 66.4% obtained in 2011.

Net Sales of soft drinks in Brazil were Ch$359,116 million in 2012, a drop of 1.8% over the previous year, which is explained by a 7.8% increase in volumes and by price increases slightly below local inflation. These effects were more than offset by the strong negative impact of conversion of figures. Net sales of juices, waters and beer in Brazil were Ch$92,480 million in 2012, representing an increase of 15.5% due to higher volumes and mix effect, partially offset by the conversion of figures.

In Argentina, 2012 Sales Volume reached 167 million unit cases, representing an increase of 20.7%, basically due to a 55.9% growth in the segment of juices and waters, leveraged by the launching of our new Bonaqua mineral water, and by the 18.3% growth of the soft drinks segment. Excluding the effect of the merger with Polar, sales volumes grew 10.8%, driven by juices and waters that together grew 41.3%, while the soft drinks category grew by 8.8%. The incorporation of Polar’s operations as of October 1, 2012, contributed 13.6 million unit cases.

The incorporation of Polar did not involve significant changes in market share, as both companies had very similar figures. Regarding the soft drink segment, our market share reached 58.8%, which -on average- involves a market share gain of 150 basis points in comparison with the previous year, and is mainly explained by a greater presence in supermarkets and a better execution in the returnable bottle segment. Average value market share was 63.9% in 2012, which compares to 63.4% in 2011. The waters and juices categories still have a very low penetration in the market compared to other developed countries, and therefore have presented high growth rates in recent years.

Net Sales in Argentina were Ch$315,336 million, which represents an increase of 35.8%, that is explained by the following effects: (i) greater volumes, mainly due to the merger with Polar, as well as by the incorporation of Bonaqua; and (ii) and increase of revenues per unit case, basically explained by price increases in line with local inflation, and partially offset by the effect of conversion of figures. Excluding the effect of the merger with Polar, Net Sales grew 21.7%, explained by the following two effects: (i) growth in volumes due to the same reasons explained above, and (ii) increases in the average revenue per unit case, basically explained by price increases in line with local inflation. The incorporation of Polar’s operations as of October 1, 2012, contributed Ch$32,618 million.

Net Sales of soft drinks in Argentina were Ch$281,696 million in 2012, an increase of 34.9% over the previous year, mainly due to an 18.3% increase in volume and to a higher average revenue per unit case. Excluding the effect of the merger with Polar, Net Sales of soft drinks in Argentina were Ch$253,319 million, an increase of 21.3% explained by an 8.8% increase in volumes and by price increases in line with local inflation, partially offset by the effect of the conversion of figures.

Net Sales of juices and water in Argentina were Ch$23,827 million in 2012, a 53.5% increase when compared with 2012, mainly due to the 55.9% increase in volumes and partially offset by a decrease in the average revenue per unit case. This decrease is explained by the effect of the launching of Bonaqua, which has a lower per unit case price than juices. On the other hand, without considering the effect of the merger with Polar, Net Sales for juices and waters were Ch$20,836 million, which represented an increase of 34%, due to the reasons already commented. The incorporation of Polar’s operations as of October 1, 2012, contributed Ch$28,377 million to the sales of soft drinks in Argentina and Ch$2,991 million to the sales of juices and waters.

In Paraguay, Sales Volume for the fourth quarter of 2012 reached 18.8 million unit cases. The soft drinks segment represented 87.8% of sales volume, while the remaining 12.2% were juices and waters. Net sales amounted to Ch$32,028 million. In the fourth quarter of 2012 our average market share in the soft drink segment was 60.7%. In terms of value, our average market share reached 70.4% during the fourth quarter of 2012.

Net Sales of soft drinks in Paraguay reached Ch$26,885 million in the fourth quarter of 2012. Net sales of juices and water in Paraguay amounted Ch$5,144 million in the fourth quarter of 2012.

Cost of Sales

Cost of Sales reached Ch$698,955 million in 2012, increasing 20.8% when compared to Ch$578,581 million in 2011. Excluding the effect of the merger with Polar, Cost of Sales were Ch$634,752 million, which represents an increase of 9.7%. In addition to the incorporation of Polar, that represents a cost of Ch$64,203 million, the increase in Costs of Sales is explained by: (i) changes in the products mix in Chile and Brazil, towards products with higher costs; (ii ) increases in the cost of concentrate in Chile, Brazil and Argentina;(iii) higher labor costs in Chile and Argentina; (iv) an increase of depreciation in Chile; (v) high inflation in Argentina, which affects a significant portion of our Cost of Sales; and (vi) the depreciation of local currencies in relation to the dollar, which has an impact on raw materials indexed to such currency. All the above effects were partially offset by the effect of conversion of our operations figures in Brazil and Argentina. Cost of Sales represented a 59.6% of Net Sales in 2012 and 58.9% in 2011.

In Chile, Costs of Sales amounted to Ch$224,025 million in 2012, an increase of 27.0% when compared to Ch$176,464 million in 2011. Cost of Sales per unit case was Ch$1,209 in 2012, an increase of 8.2% when compared to 2011. Excluding the effect of the merger with Polar, which contributes Ch$25,400 million, Cost of Sales was Ch$198,625 million, representing an increase of 12.6% over 2011. Costs of Sales per unit case, without considering the merger with Polar was Ch$1,191 in 2012, 6.7% higher than in 2011. In addition to the incorporation of Polar, the increase in Costs of Sales per unit case is explained by: (i) higher depreciation per unit case, as the new lines of the Renca plant began to be depreciated, which explains the 43% of the increase of cost per unit case; (ii) a greater participation of distributed products, which explains an 18% of the increase in Costs of Sales per unit case; and (iii) greater labor costs due to an increase of salaries, which accounts for 8% of the increase in costs per unit case. These increases were partially offset, among others by: (i) a decrease of the cost of products purchased from third parties, since the Renca plant started producing soft drinks in PET bottles of 591cc and 250cc; and (ii) a lower cost of sugar due to the price reduction it has presented on the international markets. Cost of Sales represented a 59.8% of Net Sales in 2012 and 57.9% in 2011.

In Brazil, Costs of Sales reached Ch$272,890 million in 2012, 2.1% higher than Ch$267,389 million in 2011. In local currency Costs of Sales increased 18.4%. Cost of Sales per unit case was Ch$1,331 in 2012, which is 2.1% higher than in 2011, mainly due to the change in the product mix, towards distributed products which have a higher Cost of Sales. This effect was partially offset by the effect of converting figures, due to the depreciation of the Brazilian Real in relation to the Chilean Peso. Cost of Sales represented a 60.4% of Net Sales in 2012 and 60.0% in 2011.

In Argentina, Cost of Sales reached Ch$181,924 million in 2012, 35.0% higher than the Ch$134,728 million in 2011. In local currency, Cost of Sales increased 50.0%. Cost of Sales per unit case was Ch$1,090 in 2012, an increase of 11.9% when compared to 2011. Excluding the effect of the merger with Polar, which explains an additional cost of Ch$18,687 million, Cost of Sales was Ch$163,237 million, that is, an increase of 12.6% over 2011, while Cost of Sales per unit case was Ch$1,064 in 2012, 9.3% higher than in 2011. In addition to the incorporation of Polar, the increase in Cost of Sales per unit case in local currency is explained by: (i) higher costs of concentrate explained by price increases, accounting for the 42% of the increase in the cost per unit case; (ii) higher labor costs, mainly caused by the increase in real wages and increase of headcount as a result of higher volumes; (iii) higher depreciation due to the investments we have made in recent years; and (iv) change in the product mix towards distributed products. All these effects were partially offset by: (i) a lower cost of PET bottles and (ii) the effect of conversion of figures. Cost of Sales represented a 57.7% of Net Sales in 2012 and 58.0% in 2011.

Gross Profit

Due to the aforementioned, gross profit in 2012 increased by 17.1% in 2012, reaching Ch$473,338 million, or 40.4% of Net Sales, compared to Ch$404,283 million, or 41.1%, of Net Sales, in 2011. Excluding the effect of the merger with Polar, gross profit in 2012 reached $435,373 million, representing 40.7% of Net Sales, and an increase of 7.7% compared with the previous year. The incorporation of Polar accounted for Ch$37,965 million of additional Gross Profit.

Sales and Administrative Expenses

Sales and Administrative (SG&A) Expenses totaled Ch$314,295 million in 2012, representing 26.8% of Net Sales in 2012, 21.8% higher than the Ch$258,124 million in 2011 (26.3% of Net Sales for that year). Excluding the effect of the merger with Polar, SG&As were Ch$286,444 million, representing 26.8% of Net Sales and were 11.0% higher than the previous year. In addition to the incorporation of Polar, which explains and additional cost of Ch$27,851 million, the increase in SG&A Expenses is explained by: (i) greater costs of distribution in the three countries in which we operate; (ii) higher labor costs in Argentina and Chile; and (iii) greater depreciationcharges in Brazil.

In Chile, SG&A Expenses were Ch$93,164 million in 2012, representing 24.9% of Net Sales, and 28.8% higher than the Ch$72,314 million in 2011 (23.7% of Net Sales for that year). Excluding the effect of the merger with Polar, SG&As were Ch$84,257 million, representing 25.1% of Net Sales and an increase of 16.5% when compared to the previous year. In addition to the incorporation of Polar, which explains an additional cost of Ch$8,907 million, the increase of SG&A Expenses is mainly explained by the fact that during the fourth quarter of 2011 there was a positive effect caused by other operating income classified under this item and, in this period, such situation did not happen. Excluding this item, SG&A Expenses would have increased 12%, mainly due to: (i) greater costs of distribution, 20% higher when compared to the previous year, due to greater volumes and increases of tariffs; and (ii) a 16% increase in labor costs, due to increases of real wages and the simultaneous operation of two production plants during 2012.

In Brazil, SG&A Expenses were Ch$114,060 million in 2012, 0.2% lower when compared to Ch$114,258 million 2011. This reduction is explained by the effect of currency conversion. In local currency SG&A Expenses increased 15.8%, mainly due to: (i) higher costs of labor, which in local currency were 31% higher than last year; (ii) greater distribution costs in local currency, that were 14% higher when compared to the year above, and (iii) greater depreciation charges, which in local currency was 29% higher than the previous year. As a percentage of Net Sales, SG&A Expenses were 25.3% in 2012, and 25.6% in 2011.

In Argentina, SG&A Expenses were Ch$101,321 million in 2012, representing 32.1% of Net Sales, and 41.6% higher when compared to Ch$71,552 million in 2011 (30.8% of the Net Sales for that year). Excluding the effect of the merger with Polar, SG&As were Ch$88,126 million, representing 31.2% of Net Sales, 23.2% higher when compared to the previous year. In addition to the incorporation of Polar, which explains the additional cost of Ch$13,195 million, the increase in SG&As is mainly explained by the effect of local inflation in these costs, among which the following stand out: (i) greater costs of distribution, which -in local currency- were 39 % higher when compared to the previous year and were also affected by higher volumes; and (ii) higher labor costs, which -in local currency- were 29% higher than the previous year. These effects were partially offset by the effect of conversion of figures.

In Paraguay, SG&A Expenses were Ch$5,750 million and, as a percentage of sales, they reached 18.0%.

Operating Income

As a consequence of the aforementioned, Operating Income increased 8.2% in 2012, reaching Ch$154,164 million, or 13.2% of net sales, compared to Ch$142,424 million, or 14.5% of net sales in 2011. Excluding the effects of the merger with Polar, Operating Income was Ch$144,050 million, representing 13.5% of Net Sales and a 1.1% increase when compared to the previous year. The incorporation of the operations of Polar explained Ch$10,114 million additional Operating Income.

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	For the year ended December 31,
	2012	2011
	(million Ch$)

Other income and expenses, by function and other gains and losses	(14,490)	(7,511)
Financial Income	2,728	3,182
Financial Costs	(11,173)	(7,235)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	1,770	2,026
Exchange rate differences	(4,471)	3
Profit from unit of adjustment	(1,754)	(1,177)
Non-operating income, net	(27,390)	(10,712)

Non-Operating Results totaled a loss of (Ch$27,390) million, which compares negatively to a loss of (Ch$10,712) million recorded during 2011. The account with greater variation is “Other income and expenses, by function and other gains and losses” which reflects a higher loss of Ch$6,979 million due to (i) expenses of the merger with Polar recognized  in 2012 for MM$4,518; (ii) higher expenses for derivatives transactions for MM$2,584. Financial costs increased Ch$3,938 in 2012, mainly due to: (i) greater debt mainly originated in Chile; and (ii) recognition for 3 months of the financial liabilities for the debts of the companies incorporated by the merger with Polar. Finally, exchange rate differences had a higher loss of MM$4,474 than the previous year, caused by the update of accounts payables to related companies.

Income Taxes

Income taxes in 2012 increased 11.0% to Ch$38,505 million compared to Ch$34,685 million in 2011. The increase is principally explained by i) higher tax liabilities due to the incorporation of Polar during 2012; (ii) profit increase of our subsidiary in Argentina, country that has the highest income tax rate of the group; and (iii) recognition of expenses caused by the change of the income tax rate from 18.5% to 20%, occurred  in Chile during 2012

Net Income

As a result of the aforementioned, net income in 2012 was Ch$88,269 million, representing 7.5% of net sales and a decrease of 9.0% compared to net income of Ch$97,027 million in 2011.

Impact of Foreign Currency Fluctuations

In Chile we had losses of Ch$4,471 million in 2012 due to the revaluation of the Chilean peso with respect to the Argentinean peso and the Brazilian real, currencies in which we maintained accounts receivables.  This loss compares to a profit of Ch$3 million in 2011, where the Chilean peso did not appreciated respect to the other local currencies of the countries in which we operate. Our net asset position in U.S. dollars is insignificant.

In accordance with IFRS conversion methods, assets and liabilities from Argentina, Paraguay and Brazil are converted from their functional currency (Argentine Peso, Paraguayan Guaraní and Brazilian Real respectively) to the reporting currency of the parent company (Chilean peso) at the end of period exchange rate, and income accounts at the exchange rate as of the date of the transaction or monthly average exchange rate of the month when it took place.  The effects of translation are presented as comprehensive income and do not affect the results for the years ended December 31, 2012, 2011 and 2010. The translation effects due to the currency conversion undertaken for assets and liabilities in accordance with the method previously explained resulted in a decrease of other comprehensive income of Ch$35,983 during 2012 (net decrease of Ch$1,965  million during 2011 and decrease of Ch$9,450 million during 2010) We also present under other comprehensive income the net effect as result of the restatement of Chilean pesos to U.S. Dollars and Brazilian Reais to U.S. dollars resulting from the update of intercompany accounts that have designated as part of the Company’s investment,  this effect resulted in an increase of Ch$5,113 million during 2012 ( decrease of Ch$1,087 and Ch$1,845 million during 2011 and 2010).

In Chile we use hedge agreements, to protect against foreign currency risk, which has an impact on our dollar denominated raw materials needs. The mark to market of these contracts was recorded in 2012 and 2011 as other earnings and losses in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

Results of Operations for the Years Ended December 31, 2011and 2010

	Chile		Brazil		Argentina		Total (1)
M Ch$	2011	2010	2011	2010	2011	2010	2011	2010

Net sales	304,948	295,659	445,693	407,782	232,223	185,273	982,864	888,714
Cost of sales	(176,464)	(170,125)	(267,389)	(232,906)	(134,728)	(103,851)	(578,581)	(506,882)
Gross profit	128,484	125,534	178,304	174,876	97,495	81,422	404,283	381,832
Distribution, administrative and selling expenses(2)	(72,314)	(68,092)	(114,258)	(102,624)	(71,552)	(57,980)	(258,124)	(228,696)
Corporate expenses							(3,735)	(3,902)
Operating income	56,170	57,442	64,046	72,252	25,943	23,442	142,424	149,234

(4)                 Total does not equal the sum of all the franchise territories due to inter-country eliminations.

(5)                 The majority of corporate expenses were distributed in the operations.

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

In Chile, Sales Volume amounted to 158.0 million unit cases, a 2.3% decline, mainly explained by the 37.1% decrease in the juice segment. Due to the partial sale of Vital Jugos in Chile which occurred in January of 2011, this subsidiary no longer consolidates with Andina, therefore, 2011 volumes do not include the juice volume that Vital Jugos sold to Embonor and Polar (the other two Chilean Coca-Cola bottlers). Without considering this effect, volumes in Chile would have posted a 3.4% growth, with soft drink volumes growing 1.7% and the Juice and Water segment growing 14.9%. Regarding soft drinks, better execution in the market, allowed us to gain 10 bps of market share, thus reaching 69.2%. Our average value market share was 71.6% during 2011 compared to 71.8% in 2010. With respect to Juices and Waters, these are categories which still have low per capita consumption as compared with more developed markets, and thus have been presenting high growth rates in the last years.

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

In Argentina, Sales Volume amounted to 138.4 million unit cases, an increase of 10.5%.  Soft drinks grew 9.4% and the other categories of juices and waters together grew 29.1%. Net Sales reached Ch$232.223 million (+25.3%), explained by (i) price increases in local currency, in line with local inflation, (ii) volume increases, and (iii) the devaluation of the Argentine peso with respect to the Chilean peso. In year 2011, our average volume market share in the soft drink market in Argentina increased to 57.3% reflecting that we maintain a strong competitive position. Our average value market share was 63.4% during 2011 compared to 62.8% in 2010.

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

Distribution, Administrative and Selling Expenses

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

Non-operating Income (Expense), Net

The following table sets forth, for the periods indicated, the items of non-operating income (expense), net:

	For the year ended December 31,
	2011	2010
	(million Ch$)

Other income and expenses, by function and other gains and losses	(7,511)	(7,143)
Financial Income	3,182	3,376
Financial Costs	(7,235)	(7,402)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	2,026	2,315
Exchange rate differences	3	(222)
Profit from unit of adjustment	(1,177)	(218)
Non-operating income, net	(10,712)	(9,294)

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

In accordance with IFRS conversion methods, assets and liabilities from Argentina and Brazil are converted from their functional currency (Brazilian Real and Argentine Peso, respectively) to the reporting currency of the parent company (Chilean peso) at the end of period exchange rate, and income accounts at the exchange rate as of the date of the transaction or monthly average exchange rate of the month when it took place.  The effects of translation are presented as comprehensive income and do not affect the results for the years ended December 31, 2011, 2010 and 2009. The translation effects due to the currency conversion undertaken for assets and liabilities in accordance with the method previously explained resulted in a decrease of other comprehensive income of Ch$2,600 during 2011 (decrease of Ch$5,171 million during 2010 and increase of Ch$6,496 million during 2009) for Brazil and an increase of other comprehensive income of Ch$635 million during 2011 (decrease of Ch$4,279 and Ch$15,428 million during 2010 and 2009 respectively) for Argentina.  We also present under other comprehensive income the net effect as result of the restatement of Chilean pesos to U.S. Dollars and Brazilian Reais to U.S. dollars resulting from the update of intercompany accounts that have designated as part of the Company’s investment, this effect resulted in an increase of Ch$1,087 million during 2011 (decrease of Ch$1,845 and Ch$1,355 million during 2010 and 2009).

We use hedge agreements, to protect against foreign currency risk. In 2011 and 2010 these agreements partially offset the effects of the variation of the Chilean peso exchange rate, whose results are recorded as earnings and losses in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

For a discussion of political factors and governmental, economic, fiscal and monetary policies that could materially affect investments by U.S. shareholders as well as our operations, please refer to “Item 3. Key Information—Risk Factors” and “Item 10. Additional Information”

5.B Liquidity and Capital Resources

Capital Resources, Treasury and Funding Policies

The products we sell are mainly paid for in cash and short term credit, and therefore our main source of financing comes from the cash flow of our operations.  This cash flow has  been generally sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting.  Nevertheless, in 2012 was necessary to use banking loans to finance the acquisition of the 40% stake of Sorocaba Refrescos in Brazil for R$147 million. Also, aour net cash position diminished after the merger with Polar, mainly because Polar used to have more debt when compared to Andina’s balance sheet. Should  additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

Certain restrictions could exist to transfer funds among our operating subsidiaries. We have transferred funds from Argentina to Chile through capital reductions in 2010, but in 2011 and 2012, all cash flow generated by the subsidiary in Argentina was reinvested in the operation. During 2010, 2011 and 2012 we received dividends from our subsidiary in Brazil.  No assurance can be made that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

Our management believes that we have access to financial resources to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends to shareholders. The amount and frequency of future dividends to our shareholders will be determined by the General Shareholders’ Meeting upon the proposal of our board of directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future, except for the minimum 30% of annual profits required by Chilean law.

Our board of directors has been empowered by our shareholders to define our financing and investment policies. Our bylaws do not define a strict financing structure, nor do they limit the types of investments we may make. Traditionally, we have preferred to use our own resources to finance our investments.

Our general financing policy is that each subsidiary should finance its own operations. From this perspective, each subsidiary’s management must focus on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should increased financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our general policy is to prefer local financing to allow for natural hedging. If local financing conditions were not acceptable, because of costs or other constraints, Andina will provide financing, or our subsidiary could finance itself in a currency different than the local one.

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

Cash Flows from Operating Activities 2012 vs Cash Flows from Operating Activities 2012

Cash flows from operating activities during 2012 amounted to Ch$188,857 million compared to Ch$138,950 million in 2011.  The increase in cash flow generation came mainly from greater collections from clients partially offset by greater payments to suppliers, mainly due to the incorporation of Polar during the 4Q12. Cash flows from operating activities without considering the merger with Polar amounted to Ch$172,754 million.

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

Cash Flows from Investing Activities 2012 vs Cash Flows from Investing Activities 2011

Cash flows for investing activities (includes purchase and sale of: property, plant and equipment; investment in associated companies; and financial investments) amounted to Ch$156,170 million in 2012 compared to Ch$89,621 million during 2012.  The investment activities of Andina during 2012, without considering the effect of the merger with Polar amounted to Ch$149,334 million.

The main item of investing activities is the purchase of property, plant and equipment which went from Ch$126,931 million in 2011 to Ch$143,764 million in 2012. In 2012, and without considering the effect of the merger with Polar, Andina invested Ch$131,552 million. This figure is highly influenced by the investment in a new bottling facility in Chile. Also, during 2012 we liquidated net financial investments in the amount of Ch$13,410 million and during 2011 we liquidated net financial investments in the amount of Ch$35,938 million. However, as of December 31, 2011, we had Ch$30,480 million invested in time deposits and other short-term investments.

Finally, during 2012 was also materialized the purchase of 40% of the capital interest in Sorocaba Refrescos S.A., which resulted in a flow of investment of $33,497 million. Additionally, a capital contribution was made to subsidiary Vital Jugos S.A. for $2,380 million.

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

Cash Flows from Financing Activities 2012 vs Cash Flows from Financing Activities 2011

Our financing activities are directly related to dividend distributions to our shareholders, that record a utilization of cash resources amounting to Ch$69,766 million compared to $70,906 million during 2011, and borrowings from banks and payment of these loans, in order to finance these dividend payments and investments.  Worth mentioning is that as a result of our business’ seasonality, we generate greater cash flows during the summer months (December through March), therefore during the winter season we require short term financing in order to fulfill our dividend and investment commitments.

As of that date, we had available short-term credit lines in an amount equivalent to Ch$77,370million. The aggregate unused portion of such lines of credit at that date was equivalent to Ch$44,300 million. Our unused sources of liquidity include 17 lines of credit. In Chile, we had the equivalent of Ch$15,000 million in credit available from two separate lines. The unused portion of such lines of credit at that date was equivalent to Ch$7,094 million. In Brazil, we had the equivalent of Ch$14,543 million in credit available with 4 lines. The unused portion of such lines of credit at that date was equivalent to Ch$6,719 million. In Argentina, we had the equivalent of Ch$47,719 million in credit available with six lines. The unused portion of such lines of credit at that date was equivalent to Ch$30,487 million. In Paraguay, we had the equivalent of Ch$33,751 million in credit available with five lines. The unused portion of such lines of credit at that date was equivalent to Ch$32,655 million.

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

Our unused sources of liquidity include 14 lines of credit. In Chile, we had the equivalent of Ch$32,010 million in credit available from two separate lines. The unused portion of such lines of credit at that date was equivalent to Ch$30,876 million. In Brazil, we had the equivalent of Ch$51,312 million in credit available with 6 lines. The unused portion of such lines of credit at that date was equivalent to Ch$35,805 million. In Argentina, we had the equivalent of Ch$26,838 million in credit available with six lines. The unused portion of such lines of credit at that date was equivalent to Ch$20,363 million.

Liabilities

For the period ending December 31, 2012, our total liabilities, excluding non controlling interest, were Ch$646,231 million, representing a 102.0% increase compared to December 31, 2011. The increase in total liabilities resulted principally from increase on current and non-current financial liabilities, mainly due to the incorporation of the debt arising from the incorporation of Polar in 2012, and increases of debt arising from Andina to cover investment projects. Another item that significantly explains the increase of liabilities are deferred taxes generated by the recognition at fair value of the assets contributed by Polar. Finally, and as a result of the abovementioned merger, the balances of trade accounts payables record a significant increase caused by the greater level of operations in 2012, in relation to 2011. As of December 31, 2012, our non-current liabilities included (i) other non-current financial liabilities of Ch$173,880 million, (ii) other non-current provisions of Ch$6,423 million, (iii) deferred tax liabilities for Ch$111,415million; (iv) non-current employee benefit provisions for Ch$7,037 million; and (v) other non-current non-financial liabilities for Ch$2,106 million, totaling non-current liabilities for Ch$300,861 million during 2012 compared to Ch$123,337 million during 2011.

For the period ending December 31, 2012, our current liabilities, included (i) other current financial liabilities of Ch$106,248 million, (ii) commercial accounts and other accounts payable for Ch$184,318 million; (iii) current accounts payable to related entities for Ch$32,727 million; (iv) other current provisions for Ch$593 million; (v) current tax liabilities for Ch$1,115 million and (vi) other non financial current liabilities for Ch$20,369 million.  Total current liabilities during 2012 amounted to Ch$345,370 million compared to Ch$196,644 million during 2011.

As of December 31, 2012, our bond liabilities had a weighted average interest rate of 5.25% while our bank liabilities had a weighted average interest rate of 6.23%.

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness outstanding as of December 31, 2012:

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

The two series of bonds issued in 1997 under this indenture are the following:

·                  US$100 million of 7.625% Unsecured Notes due 2027; and

·                  US$100 million of 7.875% Unsecured Notes due 2097.

The Company has repurchased, through our subsidiary Abisa Corp., for cash at par value the notes outstanding and the following notes were tendered:

·                  US$100 million of the 7.625% Unsecured Notes due 2027; and

·                  US$100 million of the 7.875% Notes due 2097.

During 2001, Andina completed a local bond placement in the Chilean capital markets of two series of bonds, one of which expired during 2008. The outstanding series as of December 31, 2011 is the following:

·                  UF 3.7 million Series B of bonds due 2026, with annual interest rate over inflation of 6.50%

Additionally, due to the merger with Polar, and as of December 31, 2012, Andina becomes creditor of two additional bond issuances placed in the Chilean market in 2010, with the following characteristics:

·     UF 1.0 million Serie A of bonds, due 2017, with annual interest rate over inflation of 3.00%.

·             UF 2.5 million Serie C of bonds due 2031, with annual interest rate over inflation of 4.00%.

The bond issue and placement in the Chilean market is subject to the following restrictions:

·                  Andina must maintain an indebtedness level wherein consolidated financial liabilities must be less than 1.20 times of Consolidated Shareholders´ Equity in the case of the Series B bond. For this purpose, Consolidated Financial Liabilities will be equal to accruing interest current liabilities, i.e (i) other current financial liabilities, plus (ii) other non-current financial liabilities.  Consolidated Equity means Total Shareholders’ Equity including non-controlling interest

·                  For series A and C, Embotelladora Andina S.A. must keep in its quarterly financial statements a level of “Net Financial Debt” not exceeding 1.5 times, measured over the figures of the consolidated financial statement. For this purpose, the level of net financial debt shall be the ratio between the net financial debt and the issuer’s total equity (equity attributable to controlling owners and to non-controlling interests). Also, the term net financial debt shall mean the difference between the financial debt and the issuer’s cash.

·                  Andina must maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

·                  For Series B, it must be kept, and under no circumstance loose, sell, assign or transfer to a third party, the geographical area currently denominated “Metropolitan Region” as a franchised territory by The Coca-Cola Company in Chile, for the elaboration, production, sale and distribution of the products and brands of the licensor, according to corresponding Bottler or License Agreement, renewable from time to time.

·                  For Series B, not to lose, sell, assign or transfer to a third party any other territory of Argentina or Brazil that to this date is currently franchised to the Company by TCCC for the elaboration, production, sale and distribution of products and brands of the licensor; provided that, any such areas represent more than 40% of Consolidated Operating Cash Flow of the Issuer.

·                  For Series A and C,  not to invest in securities issued by related parties, nor perform other operations outside of the ordinary course of business with such parties, under conditions that are less favorable to the Issuer in relation to those prevailing in the market .

·                  For series A and C it quarterly financial statements must keep a level of “Net Financial Debt Coverage” higher than 3 times.”Net Financial Debt Coverage “ shall mean the ratio between issuer’s EBITDA of the last 12 months and the issuer’s net financial expenses (financial income less financial expenses) of the last 12 months. However, it will be understood that this restriction has been breached when said Net Financial Debt Coverage is below the level indicated above for 2 consecutive quarters.

5. C.        Research and development, patents and licenses

Given the nature of the business and the support provided by TCCC as franchisor to its bottlers, the Company’s research and development expenses are not meaningful. For more information on patents and licenses, see “Patents and Licenses”.

5.D.           Trend Information

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

5.E Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

5.F Contractual Obligations

The following table presents our contractual and comercial obligations as of December 31, 2012:

		Payments Due by Period
		Years
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in million nominal Ch$ as of December 31, 2012)

Debt with financial institutions	150,930	95,603	32,528	22,799	—
Bonds payable(1)	189,037	10,264	31,694	42,888	104,191
Operating lease obligations	7,629	4,697	2,362	570	—
Purchase obligations	57,185	42,450	9,839	4,896

Total contractual obligations	404,781	153,014	76,423	71,153	104,191

(1) See Note 15 of the Notes to the Consolidated Financial Statements for additional information.

The following table presents future expirations for the remaining long-term liabilities. These expirations have been made based on accounting estimates because the liabilities do not have specific dates of future payment as allowance for severance indemnities, contingencies, and liabilities are included.

		Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in million nominal Ch$ as of December 31, 2012)
Provisions	6,423	6,423	—	—
Other long-term liabilities	9,143	4,008	1,902	3,233
Total long term liabilities	15,566	10,431	1,902	3,233

ITEM 6.                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors.  The Company’s operations in Chile, Brazil, Argentina and Paraguay report to the Corporate Office.

As of January 1, 2013, Alejandro Feuereisen is no longer Chief Value Chain Officer.

As of January 4, 2013 Pablo Court is replaced by Alan Dunford as Chief Human Resources Officer.

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

Date of birth: October 14, 1967

Name	Title	Biography

Pablo Court	Chief Human Resources Officer

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

Date of birth: May 19, 1953

Cristián Mandiola	Chief Comercial Operations Officer

He joined the Company after the merger with Embotelladoras Coca-Cola Polar assuming the position of Commercial Operations Corporate Manager. In 1996 he joined Embotelladoras Coca-Cola Polar S.A. assuming the responsibility for planning, organizing, strategic direction and company results as Chile General Manager (1996-1998), Chile and Argentina General Manager (1998-2002), Chile, Argentina and Paraguay Executive Vice-President from August 2002 until the merger with Andina.

Date of Birth: September 6, 1957.

Alan Dunford	Chief Projects Officer

He joined the Company after the merger with Embotelladoras Coca-Cola Polar assuming the position of Corporate Project Manager. In 2009 he joined Embotelladoras Coca-Cola Polar S.A. assuming the Corporate Management of Administration and Finances, to then, in 2012, assume the General Management of the Argentinean subsidiary. As of January 4, 2013, he assumed as Human Resources Corporate Manager replacing Pablo Court.

Date of Birth: February 11, 1957.

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

Date of birth: October 9, 1970

Board of Directors

In accordance with our current bylaws, the board of directors must consist of fourteen directors. The directors may or may not be shareholders and are elected for a term of three years subject to indefinite re-election. All members of the board of directors are nominated and elected every three years by and during the ordinary annual shareholders’ meeting. Cumulative voting is permitted for the election of directors.

In the event of a vacancy, the board of directors may appoint a replacement to fill the vacancy, and the entire board of directors must be elected or re-elected at the next regularly scheduled shareholders’ meeting.

The majority shareholders’ agreement for the election of directors is contained in the Agreement and further explained on Item 7 “Major Shareholders and Related Companies”. In addition, pursuant to the terms and conditions of the Deposit Agreement, if no instructions are received by The Bank of New York Mellon, as depositary, it shall give a discretionary proxy to a person designated by the chairman of the board of directors of Embotelladora Andina with respect to the shares or other deposited securities that represent the ADRs.

As of December 31, 2012, our board of directors consisted of the following directors:

Name	Title	Information

Series A

Juan Claro	Chairman of the Board of Directors

Has been a member of the board of directors since April 2004.

Principal occupation: Entrepreneur and company directorships

Other directorships: Chairman of Embotelladora Andina, Energía Andina Energía Covanco and Energía Llaima. Director of Entel, Antofagasta Minerals, Antofagasta Plc, Pesquera Friosur., Melon S.A and Agrosuper.

Date of birth: November 7, 1950

Eduardo Chadwick Claro	Vice Chairman of the Board of Directors

Has been a member of the board of directors since June 2012.

Principal occupation: Entrepreneur and company directorships

Other directorships:Viña Errazuriz, Empresas Penta, MaltexcoS.A., Ebema and Vinos de Chile.

Date of birth: March 20, 1962

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

Other directorships: Banco BBVA, Director Grupo Sid Handal, Member of the “Circle of Finance” of ICARE, Participates in the Board of Universidad Finnis Terrae. Date of birth: October 16, 1964

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

Principal occupation: President Coca-Cola de Mexico

Other directorships: Embotelladoras Coca-Cola Polar S.A.

Date of birth: December 10, 1955

Name	Title	Information

Gonzalo Parot (2)	Director

Has been a member of the board of directors since April 2009.

Principal occupation: Engineer and economist, Principal Partner and CEO at Elex Consulting Group

Other directorships: Kitchen Center S.A., Kitchen Center Perú S.A., and Inmobiliaria Elex.

Date of birth: September 14, 1952

Enrique Cibié (2)	Director

Has been a member of the board of directors since April 2012.

Principal occupation: Company directorships

Other directorships: Endesa, Masisa, Terramater and The Grange School.

Date of birth: July 17, 1953

José de Gregorio	Director

Has been a member of the Board since June 2012.

Principal occupation: Professor at Universidad de Chile

Other directorships: Compañía Sudamericana de Vapores; Intervial S.A. and Ruta del Maipo S.A.

Date of birth: August 17, 1959

Juan Andrés Fontaine	Director

Has been a member of the Board since June 2012.

Principal occupation: Consultancy and company directorships

Other directorships: Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Date of birth: May 21, 1954

Franz Alscher	Director	Has been a member of the Board since June 2012. Principal occupation: Vice President of Finance for Latin America, The Coca-Cola Company Other directorships: None Date of birth: November 27, 1963

Series B

Ricardo Vontobel	Director	Has been a member of the Board since June 2012. Principal occupation: General Manager of Vonpar S.A. Other directorships: Vonpar S.A. Date of birth: September 16, 1959

Mariano Rossi	Director	Has been a member of the Board since June 2012. Principal occupation: Consultancies Other directorships: None Date of birth: January 22, 1966

(1)                  Salvador Said is the cousin of Gonzalo Said.

(2)                 Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

B.            Compensation

Compensation of Principal Officers

The Company does not have any incentive plans other than salaries. The compensation system is a mixed one, composed by a base salary and participation, which are in accordance with each market and the competitive conditions of each one. For General Managers it also considers use of cash flow versus the budget and market share versus the established goals. Amounts are different depending on each officer, position and/or responsibility, but it is applicable to all of the Company. For the year ended December 31, 2012, compensation paid out to the principal officers of Embotelladora Andina S.A. amounted to Ch$5,235 million (Ch$5,663 million in 2011).   Of the Ch$5,235 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 35.5% and for the period ended December 31, 2011 the variable portion was 42%. There were not severance payments to former managers or former principal officers for the period ended December 31, 20112.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director or alternate director during 2012, which was approved by our shareholders, was as follows:

	Directors’	Executive	Directors’	Audit
	Compensation	Committee	Committee	Committee	Total
2012	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Juan Claro González	144,000	—	—	—	144,000
Arturo Majlis Albala	72,000	72,000	12,000	12,000	168,000
Gonzalo Said Handal	72,000	72,000	—	—	144,000
Jose Antonio Garcés Silva (Hijo)	72,000	72,000	—	—	144,000
Salvador Said Somavía	72,000	72,000	7,000	7,000	158,000
Eduardo Chadwick Claro	33,000	33,000	—	—	66,000
Brian J. Smith	72,000	—	—	—	72,000
Gonzalo Parot Palma	56,000	—	8,000	8,000	72,000
Enrique Andrés Cibie Bluth	40,000	—	5,000	5,000	50,000
José Fernando De Gregorio Rebeco	36,000	—	—	—	36,000
Juan Andrés Fontaine Talavera	36,000	—	—	—	36,000
Franz Alscher	36,000	—	—	—	36,000
Ricardo Vontobel	36,000	—	—	—	36,000
Mariano Rossi	36,000	—	—	—	36,000
Heriberto Urzúa Sánchez	24,000	—	4,000	4,000	32,000
Ernesto Bertelsen Repetto	12,000	—	—	—	12,000
José Domingo Eluchans Urenda	12,000	—	—	—	12,000
Cristian Alliende Arriagada	12,000	—	—	—	12,000
Patricio Parodi Gil	12,000	—	—	—	12,000
Jorge Hurtado Garreton	12,000	—	—	—	12,000
José María Eyzaguirre Baeza	12,000	—	—	—	12,000
Total Gross Amounts	909,000	321,000	36,000	36,000	1,302,000

For the year that ended on December 31, 2012, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$6,537 million of which Ch$5,235 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

C.            Board Practices

Our board of directors has regularly scheduled meetings at least once a month, and extraordinary meetings are convened when called by the chairman or when requested by one or more directors. The quorum for a meeting of the board of directors is established by the presence of an absolute majority of its directors. Resolutions are passed by the affirmative vote of an absolute majority of those directors present at the meeting, with the chairman determining the outcome of any tie vote.

Executive Committee

The Company’s Board of Directors is counseled by an Executive Committee that proposes Company policies and is currently comprised by the following Directors: Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal, Eduardo Chadwick Claro and Mr. Salvador Said Somavía, who were elected during ordinary Board Session N°1,078  held July 31, 2012. It is also comprised by the Chairman of the Board, Mr. Juan Claro González and by the Chief Executive Officer of the Company who participate by own right. This committee meets permanently throughout the year and normally holds three or four monthly sessions.

Directors’ Committee

Pursuant to Article 50 bis of Chilean Company Law N°18,046 and in accordance to the dispositions of Circular N°1956 and Circular N°560 of the Chilean Superintendence of Securities and Insurance, a new Directors’ Committee was elected during Board Session N°1078 dated July 31, 2012, applying the same election criteria set forth by Circular N°1956. Mr. Gonzalo Parot Palma (as Committee Chairman), Mr. Arturo Majlis Albala, and Mr. Enrique Cibie Bluth comprise the Committee.

The duties developed by this Committee during 2012, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 were the following:

·                  Examine the reports of external auditors, of the balance sheets and other financial statements, presented by the administrators or liquidators of the Company to the shareholders, and to take a position on such reports before they are presented to shareholders for their approval. In 2012 these matters were addressed during Sessions: N°106 on January 31; N°110 on May 29; N°112 on July 31; and N°116 on November 19.

·                  Propose names of External Auditors and Private Rating Agencies, accordingly to the Board of Directors that will then be proposed to the Shareholders’ Meeting. This matter was addressed during Session N°108 on March 27, 2012.

·                  Examine information regarding the operations referred to by Title XVI of Law N°18,046 and report on these operations. For detailed information regarding these operations, please refer to the table on Note 11 of the Consolidated Financial Statements included in this annual report. In 2012 these matters were addressed during Sessions: N°110 on May 29; N°115 on October 29; and N°116 on November 19.

·                  Examine the salary systems and compensation plans of managers, principal officers and employees. During 2012, the Committee was informed about the changes of company officers and of the new guidelines for salary and compensation plans. In addition, Company management informed the Committee that it is studying a new compensation system to be analyzed, approved and implemented during the year 2013. During January 2013 session, the Committee received and revised a report regarding Coca-Cola Andina’s salary and compensation system.

·                  Report to the Board of Directors whether it is convenient or not to hire an external auditing Company to render services that do not form part of the external audit, when they are not forbidden in accordance to article 242 of Chilean Law N°18,045, in that the nature of those services may generate a risk of loss of independence. In 2012 this matter was addressed during Sessions N°106 on January 31; Nº 110 on May 29; Nº111 on June 25; Nº112 on July 31; and Nº115 on October 29.

·                  All other matters required by Company bylaws or that may be required by the Shareholders’ Meeting or by the Board of Directors. During 2012, the following matters were addressed:

·                  Review anonymous reports: During Sessions: N°106 on January 31; N°107 on February 28; N°108 on March 27; N°109 on April 26; N°110 on May 29; N°111 on June 25; N°112 on July 31: N°113 on August 17; N°114 on September 24; N°115 on October 29; N°116 on November 19; and N°114 on December 17.

·                  Review and approve Annual Report: Session N°108 on March 27.

·                  Review and approve 20F and fulfill Rule 404 of the Sarbanes- Oxley Act: Sessions N°108 on March 27; N°109 on April 26; and N°116 on November 19.

·                  Review lawsuits and contingencies: During Session N°112 on July 31.

·                  Approve Audit Committee budget: Session N°108 on March 27.

·                  Review pending legal proceedings: Session N°112 on July 31.

Review Internal Audit reports: Sessions N°109 on April 26; N°113 on August 17; N°115 on October 29; and N°116 on November 19.

The main expenses incurred by the Directors’ Committee have been those resulting from counseling and research. During 2012 these expenses amounted to Ch$8.1 million.

Sarbanes-Oxley Audit Committee

In accordance with NYSE and SEC requirements regarding compliance with the Sarbanes-Oxley Act, the Board of Directors established the first Audit Committee on July 26, 2005. This Audit Committee is renewed every year. During Board Session N°1078 dated July 31, 2012, Mr. Gonzalo Parot Palma, Mr. Arturo Majlis Albala, and Mr. Enrique Cibié Bluth were elected as members of the Audit Committee. It was determined that Mr. Gonzalo Parot Palma and Mr. Enrique Cibié Bluth complied with the independence standards set forth in the Sarbanes-Oxley Act, SEC and NYSE regulations. Mr. Enrique Cibié Bluth has been appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

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

The main expenses incurred by the Audit Committee have been those resulting from counseling on tax matters. During 2012 these expenses amounted to Ch$17.1 million.

6.D Employees

On December 31, 2012, we had 11,984 employees, including 3,148 in Chile, 4,403 in Brazil, and 3,189 in Argentina and 1,244 in Paraguay. Of these employees, 332 were temporary employees in Chile, 122 were temporary employees in Paraguay and 578 in Argentina. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2012, 1,485; 286; 2,284 and 257 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2012, and 2011:

	2012
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	69	––	69	66	3	63	109	—	109	24	—	24
Technicians and professionals	1,040	388	652	2,537	236	2,301	637	29	608	1019	201	818
Workers	1,707	1,083	624	1,800	47	1,753	1,865	1,684	181	79	56	23
Temporary Workers	332	14	318	—	—	—	578	571	7	122	—	122
Total	3,148	1,485	1,663	4,403	286	4,117	3,189	2,284	905	1,244	257	987

				2011
	Chile			Brasil			Argentina
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	42	—	42	79	2	77	85	—	85
Technicians and professionals	650	315	335	1,451	247	1,204	349	6	343
Workers	716	639	77	1,317	52	1,265	1,115	966	149
Temporary Workers	324	—	324	—	—	—	343	337	6
Total	1,732	954	778	2,847	301	2,546	1,892	1,309	583

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

In Chile, 52.1% of employees with indefinite work contracts are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2012: (i) with Labor Union N° 1, that mainly represents workers from the Bottling area, from December 1, 2010 to November 30, 2015; (ii) with Labor Union N°2, that mainly represents personel from the areas of management, logistics and operations specialists from June 1, 2011 to June 31, 2015; (iii) with Labor Union N°3 that mainly represents sales force employees from May 1st, 2010 to April 31, 2014; (iv) with the new salesforce negotiating group from June 1, 2010 to May 31, 2013; (v) with Labor Union TAR, that represents workers from the distribution area from July 1, 2012 to June 30, 2014; (vi) with the picking area workers from the Distribution Centers in Puente Alto, Maipú, Rancagua and San Antonio from September 1, 2010 to August 31, 2014; and with the picking area workers from the Venecia, Renca and Carlos Valdovinos branches, from March 2011, to February 28, 2015 and (viii) collective agreement with a group of workers in the area of operations of the new plant Renca, effective as from October 1, 2011, until June 30, 2015.

Also, due to the merger the unions and collective agreements executed by Andina in Regions were also included. The ones in full force and effect as of December 31, 2012 in Coquimbo are: (ix) Collective bargaining agreement executed with Union No. 1, mainly integrated by workers in the production area, effective from March 1, 2010 until February 28, 2013; (x) Collective bargaining agreement with National Union No. 1, which represents part of the Administration employees and vendors, effective from January 1, 2011 until December 31, 2013; (xi) Collective bargaining agreement executed with a negotiating group of replenishers, effective from September 1, 2010 until June 30, 2013; (xii) Collective bargaining agreement executed with vendors from the base area, effective from June 1, 2011 until May 1, 2014; (xiii) Collective bargaining agreement executed with Administration employees, effective from February 1, 2011 until July 31, 2013; (xiv) Collective bargaining agreement executed with a negotiating group of Administration employees, effective from January 1, 2012 until January 31, 2014; (xv) Collective bargaining agreement executed with mostly transportation workers, effective from July 1, 2011 until June 30, 2014, and (xvi) Collective bargaining agreement executed with a negotiating group of transportation employees, effective from May 1, 2012 to April 30, 2014. The collective bargaining agreements in full force and effect as of December 31, 2012 in Antofagasta are: (xvii) Collective bargaining agreement executed with Union No. 1, integrated mainly by workers from the production area, effective from May 1, 2012 until April 30, 2014; (xviii) Collective bargaining agreement executed with Union No. 2 that represents a negotiating group employees from different areas, effective from November 27, 2011 until November 26, 2013, (xix) Collective bargaining agreement execute with a negotiation group of vendors, effective from December 1, 2010 until November 30, 2013, (xx) Collective bargaining agreement executed with transportation employees in the base zone, effective from May 4, 2012 to May 4, 2014 and (xxi) Collective bargaining agreement executed with transportation employees of Calama, effective from September 1, 2010 until September 30, 2013. Finally, collective bargaining agreements in full force and effect from December 31, 2012 in Punta Arenas are; (xxii) Collective bargaining agreement executed with Operario Unit, which mainly represents works from the production area, effective from August 1, 2011 until July 31, 2013; (xxiii) Collective bargaining agreement executed with the administration staff, effective from January 1, 2012 until December 31, 2013 and (xxiv) Collective bargaining agreement executed with transportation workers, effective from December 1, 2011 until November 30, 2013.

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

In Brazil, 6.5% of employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are eight collective bargaining agreements currently in force. Six agreements for employees in the State of Rio de Janeiro; (i) the Soft Drink Industry Employees’ Union agreement from July 1, 2012 to June 30, 2013; (ii) the Sales Force Union agreement from October 1, 2012 to September 30, 2013; (iii) the “Stack Machine” Operator Union agreement from May 1, 2012 to April 30, 2013; (iv)  the Driver and Helper of the Lagos Region Union agreement from May 1, 2012 through April 30, 2013; (v) Collective bargaining agreement executed with the Drivers and Nova Iguaçu Helpers affective from May 1, 2012 until April 30, 2013, and (vi) Collective bargaining agreement executed with Drivers and São Gonçalo helpers effective form May 1, 2012 until April 30, 2013.. Two agreements for employees in the

State of Espírito Santo: (i) the Nourishment Union agreement from July 1, 2012 to June 30, 2013; (ii)  the Sales Force Union agreement from December 1, 2012 to November 30, 2013. These agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in January and October 1990, for eight days in each instance.

In Argentina, 71.6% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On November 21, 2011, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non salary benefits and a new complementary regulation on company contributions.

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

In Paraguay, 20.5% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

Collective bargaining agreements that are currently in force are: (1) Collective bargaining agreement executed with Sindicato Autentico de Trabajadores de Paraguay Refrescos effective from June 16, 2011 to June 15, 2013; and (2) Sindicato de Empleados de Paraguay Refrescos effective from November 9, 2012 to May 3, 2014.

6.E.         Share Ownership of Directors, Members of the Directors’ Committee and Senior Executives

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2012

	Series A						Series B
	Beneficial	%	Direct	%	Indirect	%	Beneficial	%	Direct	%	Indirect	%
	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class	Owner	Class
Shareholder
José Antonio Garcés Silva (junior)	—	—	—	—	52,987,375	11.19	—	—	—	—	25,728,183	5.43
Arturo Majlis Albala	—	—	—	—	2,150	0.0006	—	—	5,220	0.0014	—	—
Salvador Said Somavía	—	—	—	—	52,987,375	11.19	—	—	—	—	49,700,463	10.50
Gonzalo Said Handal	—	—	—	—	52,987,375	11.19	11,761,462	3.094	—	—	37,914,463	8.018
Eduardo Chadwick Claro					52,987,375	11.19					52,989,382	11.19

ITEM 7.                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information concerning beneficial ownership of our capital stock at December 31, 2012, with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class

Controlling Shareholders (1)	261,955,178	55.3	214,258,566	45.3
The Bank of New York Mellon(2)	9,073,560	1.9	50,263,248	10.62
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	69,348,241	14.65
AFPs as a group (Chilean pension funds)	42,776,601	9.04	1,425,912	0.6
Principal foreign mutual funds as a group	58,025,352	0.081	79,959,878	0.059
Executive officers as a group	184,066	0.038	180,430	0.038
Directors as a group(3)	211,955,657	44.78	166,332,491	35.14

(1)         Embotelladora Andina´s Controlling Shareholders is comprised by: Inversiones Freire S.A., Inversiones Freire Alfa S.A., Inversiones Freire Beta S.A., Inversiones Freire Gamma S.A. and Inversiones Freire Delta S.A.; Inversiones Freire Dos S.A., Inversiones Freire Dos Alfa S.A., Inversiones Freire Dos Beta S.A., Inversiones Freire Dos Gamma S.A. e Inversiones Freire Dos Delta S.A., and Inversiones Los Aromos Limitada. For more information on the Controlling Shareholders please refer to page 114 of the Company’s 2012 Annual Report available on the Company’s website: www.embotelladoraandina.com.

(2)         Acting as depositary for the ADRs.

(3)         Represents shares to which Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía, Mr. Eduardo Chadwick Claro and Mr. Arturo Majlis Albala would claim direct and indirect.

The Controlling Shareholders act pursuant to an agreement among partners (the “Agreement”). The Agreement establishes that the controlling group will jointly exercise the control of Andina in order to assure most of the votes at shareholders’ meetings and board sessions.

The Agreement contemplates as general rule a majority of four of the five parties, except for the following matters that will require unanimity:

(i) new businesses different from the current line of business (unless related to “ready to drink products” or products under a Coca-Cola franchise); (ii) amendment of the number of directors; (iii) series of shares ; (iv) split or merger (v) capital increases (subject to certain debt thresholds); and (vi) the joint acquisition of Andina’s Series A shares. The Agreement has an indefinite duration. On the other hand, and subject to the fulfillment of the rules under Title XXV of the Chilean Securities Law, sales options are established in the Agreement for each party with respect to the other at market price plus a premium of 9.9% and 25%, with a 30-day exercise period in June of each year, and in June 2017 and June 2027 respectively; and a 30 day right of first option purchase is set, if at least one of the parties decides to sell.

In connection with TCCC’s investment in Andina, TCCC and the Controlling Shareholders entered into a Shareholders’ Agreement dated June 25, 2012 (the “Amended and Restated Shareholders Agreement or Shareholders’ Agreement”-incorporated as Exhibit to the Form 20F), providing for certain restrictions on the transfer of shares of Andina’s capital stock by the Coca-Cola Shareholders and the Controlling Shareholders. Specifically, the Controlling Shareholders are restricted from transferring its Series A shares without the prior authorization of TCCC. The Shareholders’ Agreement also provides for certain corporate governance matters, including the right of the Coca-Cola shareholders to elect two members of our board of directors so long as

TCCC and its subsidiaries collectively own, in aggregate, certain percentage of the Series A shares. In addition, in related agreements, the Controlling Shareholders granted TCCC an option, exercisable upon the occurrence of certain changes in the beneficial ownership of the Controlling Group, to acquire 100% of the Series A shares held by the Controlling Group at a price and in accordance with procedures established in such agreements

B.            Related Party Transactions

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

Our management believes, to the best of its knowledge, it has complied, in all material respects with the Chilean Public Company law regarding to the transactions with related parties in full force and effect at December 31, 2012. There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2012 and 2011, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the period ended December 31,
	2012	2011
	Million Ch$	Million Ch$
Chile	123	58
Brazil	5,098	6,871
Argentina	1,600	1,042

Dividend Policy

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS, unless otherwise provided for by a unanimous vote of the Series A shareholders. If there is no net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the annual meeting of shareholders held in April 2012, the shareholders authorized the board of directors to distribute, at its discretion, interim dividends during 2012 and beginnings of 2013.

During 2010, 2011 and 2012 the respective shareholders’ meetings approved additional dividend payments to be paid from retained earnings fund in light of significant cash generation. There can be no assurance that these additional dividend payments will be available in the future.

The following table sets forth the nominal amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to ADR holders, on each of the respective payment dates:

			Series A		Series B
	Date Dividend Paid	Fiscal year with respect to which dividend was declared	Ch$ per share (nominal)	US$ per ADR	Ch$ per share (nominal)	US$ per ADR
Year
2012	23-Jan	2011	8.50	0.01742	9.35	0.01916
	11-May	2011	10.97	0.02256	12.067	0.02481
	31-May	Retained Earnings	24.30	0.04692	26.730	0.05161
	31-Oct	2012	12.240	0.0255	13.460	0.02805
	27-Dec	2012	24.480	0.0511	26.930	0.05621
2011	27-Jan	2010	8.50	0.01734	9.35	0.01907
	12-May	2010	13.44	0.02870	14.784	0.03157
	26-Jul	Retained Earnings	50	0.10811	55	0.11892
	26-Jul	2011	8.50	0.01838	9.35	0.02022
	27-Oct	2011	8.50	0.01696	9.35	0.01866
2010	28-Jan	2009	7.00	0.01344	7.70	0.01479
	28-Apr	2009	11.70	0.02239	12.87	0.02462
	18-May	Retained Earnings	50.00	0.09283	55.00	0.10212
	27-jul	2010	8.50	0.01635	9.35	0.01799
	27-oct	2010	8.50	0.01731	9.35	0.01904

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

		Share Volume
		(in thousands)		Ch$ per Share
		Series A	Series B	Series A		Series B
				High	Low	High	Low
	2010	15,196	110,049	2,072	1,282	2,501	1,621
	2011
1st Quarter		15,153	23,597	2,120	1,749	2,521	1,985
2nd Quarter		9,429	19,655	2,000	1,828	2,336	2,150
3rd Quarter		10,555	19,600	2,000	1,600	2,300	1,780
4th Quarter		3,279	16,748	1,940	1,765	2,400	1,999
	2012
1st Quarter		10,809	20,786	2,300	1,847	2,780	2,220
2nd Quarter		13,897	19,454	2,350	2,135	2,800	2,552
3rd Quarter		10,339	23,451	2,300	2,090	2,835	2,440
4th Quarter		10,832	59,746	2,550	2,220	3,155	2,728
Last six months:
oct-12		3,675	13,408	2,550	2,220	3,155	2,728
nov-12		4,156	27,602	2,540	2,375	3,100	2,991
Dec-12		3,001	18,737	2,460	2,375	3,100	2,950
Jan-13		2,921	4,144	2,440	2,312	3,140	2,960
feb-13		1,575	6,185	2,585	2,440	3,320	3,002
mar-13		4,107	6,299	2,622	2,470	3,350	3,000

		ADR Volume
		(in thousands)		US$ per Share
		Series A	Series B	Series A		Series B
				High	Low	High	Low
	2010	2,076	7,140	29	15	31	19
	2011
1st Quarter		297	1,764	25.72	20.65	31.41	25.19
2nd Quarter		200	1,161	25.27	22.69	29.75	27.35
3rd Quarter		198	1,153	26.25	19.25	30.17	21.00
4th Quarter		216	1,011	24.05	19.65	29.48	23.62
	2012
1st Quarter		645	1,257	28.40	20.87	34.63	26.21
2nd Quarter		150	693	29.00	24.29	35.30	29.04
3rd Quarter		267	1,117	28.51	25.52	36.31	30.60
4th Quarter		214	2,963	33.16	27.59	39.85	34.06
Last six months:
oct-12		81	713	33.16	27.59	39.85	34.06
nov-12		69	1,929	31.43	29.46	38.72	36.99
Dec-12		65	321	31.47	29.25	39.19	37.28
Jan-13		50	270	31.43	30.03	39.94	37.75
feb-13		69	227	33.34	30.48	41.85	38.71
mar-13		42	301	34.07	30.84	42.23	38.39

Source:Bloomberg

The total number of registered ADR holders Andina had at December 2012 was 35 (23 in the Series A ADRs and 12 in the Series B ADRs). As of this date the ADRs represented 6.3% of the total number of our issued and outstanding shares. On December 31, 2012, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$2,436.90 per share (US$29.94 per Series A ADR), and Ch$3,011.70 for the Series B shares (US$37.97 per Series B ADR). At December 31, 2012, there were 1,512,260 Series A ADRs (equivalent to 9,073,560 Series A shares) and 8,377,208 Series B ADRs (equivalent to 50,263,248 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2012, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 73.89% and 100% of such trading days, for Series A and Series B shares respectively.

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

B.            Markets.

See Item 9. The Offer and Listing –– A. Offer and Listing Details.

ITEM 10.              ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

Our By-Laws (“Estatutos”) are incorporated as Exhibit to this Form 20F, and are also available on our website www.embotelladoraandina.com, under Corporate Governance/Board of Directors/Deeds of Incorporation

C.            Material Contracts

On August 30, 2012, Andina Brazil entered into a Share Purchase and Sale Agreement for the acquisition of 40% of the capital shares of Sorocaba Refreshments S.A., a manufacturer authorized by TCCC, based in the city of Sorocaba, State of São Paulo, owned by Compañía Maranhense de Refrigerantes (sucesora de Renosa Ind. Brasileira de Bebidas S/A) and in November 2012 RJR paid the purchase price of R$146,946,044.00

The General Extraordinary Shareholders Meeting of Embotelladora Andina S.A. held on June 25, 2012, approved the merger (by absorption) of Embotelladora Coca Cola Polar S.A. and Embotelladora

Andina S.A. On September 28, 2012 Embotelladora Andina S.A. and Embotelladora Coca Cola Polar S.A. signed the public deed of the merger of their operations, in which they declared that merger has been materialized and perfected on October 1, 2012. This operation began on February 2, 2012, and allows Embotelladora Andina S.A. to consolidate its leading position in the business of bottling products licensed by The Coca-Cola Company in the southern cone and generate opportunities for growth and generation of value for its shareholders and employees. In practice, Embotelladora Andina S.A. is the second largest Coca-Cola bottler in South America and the seventh in the world, with operations in Argentina, Brazil, Chile and Paraguay. The transaction took the form of a merger (by absorption) and the exchange of newly issued shares of Andina, at a ratio of 0.33268606071 shares of Andina Series A shares and 0.33268606071 Andina Series B shares for each share of Embotelladoras Coca-Cola Polar S.A. The final process of exchange of shares took place on October 16, 2012.

During 2012, Andina Argentina held, among others, the following contracts with economic or strategic transcendent content: natural gas supply agreements, and electricity supply agreements; IP telephony services agreement (with supplier SIEMENS); purchase of new forklift agreement (with supplier Toyota) which are necessary due to enlargement of the Cordoba Plant Deposit; and agreement for the extension of the Deposit of Final Products and Patio of the Cordoba Plant (13,600 m2) and at the Bahia Blanca Plant (2,800 m2).

During 2012, PARESA executed a contract with TECNOEDIL S.A. building company for the construction of Warehouse 9, extension of Warehouse 8 for forklifts and the construction of the Distribution building, which represents additional storage capacity, the total contract value Gs.8,262,784,550. Additionally, on June 1, 2012 and agreement was signed with AZPA (Azucarera Paraguaya S.A.) for the supply of sugar, raw material, which considers the provision of 38.500 tons (Thirty eight thousand five hundred tons) until May 31, 2013, the total value of the contract is Gs.192,500,000,000.

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

Cash Dividends and Other Distributions

Dividends we pay with respect to the shares of stock held by a foreign holder will be subject to Chilean withholding tax at a rate of 35% (the “Withholding Tax”). The tax paid by the Company on profits originating from Chile from which the dividends are paid (the “First Category Tax”), imposed at a rate of 20%, will be credited against the Withholding Tax. The credit will increase the base upon which the Withholding Tax is imposed. Consequently, dividends that are attributable to current profits will be subject to an effective dividend withholding tax rate of 18.7%, calculated as follows:

Ch$
Company taxable income	100.0
First Category Tax (20.0% of Ch$100)	(20.0)
Net distributable income	80.0

Dividend distributed	80.0

Withholding Tax (35% of the sum of Ch$80.0 dividend plus Ch$20.0 First Category Tax paid)	(35.0)
Credit for First Category Tax	20.0

Net additional tax withheld	(15.0)
Net dividend received	65.0

Effective dividend withholding rate (15.0/80.0)	18.7%

Profits originating from Brazil, Argentina or Paraguay have a different tax treatment for credit on First Category Tax.

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

A Foreign Holder will not be liable for gift, inheritance or similar taxes with respect to its holdings unless the securities held by a foreign holder:

·                  are located in Chile at the time of such Foreign Holder’s death, or

·                  if they are located outside of Chile, they were purchased or acquired with funds derived from Chilean source income,

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

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2012.

	Expected Maturity Date							Estimated Fair Market Value
	2012	2013	2014	2015	2016	Thereafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest Earning Assets
Time deposits and credit links	783	—	—	—	—	—	783	783
Weighted average interest rate	3.50%	—	—	—	—	—	3.50%	—

Interest Bearing Liabilities
Long-term debt (Bonds)	4,377	9,514	9,762	10,025	10,305	86,750	130,733	176,410
Fixed Rate	6.50%	4.40%	4.45%	4.51%	4.56%	5,54%	5.23%	—
Bank liabilities	87,281	15,613	12,292	9,934	8,514	—	133,634	133,634
Weighted average interest rate	7.05%	5.32%	5.02%	4.25%	3.52%	—	6.23%	—

Foreign Currency Risk

As of December 31, 2011, the Company only has short-term liabilities denominated in U.S. dollars, which are counterbalanced by cash balances and mutual funds also denominated in that currency, thus the risk of exposure to the accrual of fluctuations of the value of the US dollar is low. Net assets balance is denominated in dollars as of December 31, 2012, which amounts to $2,393 million as detailed below:

The following table summarizes the financial instruments held December 31, 2012, denominated in dollars:

	2013	2014	2015	2016	2017	2018 Onwards	Total	Fair estimated Market Value
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Assets
Deminonated in US Dollars
Assets
Cash and Cash equivalents	5,067						5,067	5,067
Mutual Fund	3,610						3,610	3,610
Liabilities
Bank debt	(6,284)						(6,284)	(6,284)
Net Assets (Liabilities)	2,393						2,393	2,393

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

12.D.4            DIRECT AND INDIRECT PAYMENTS BY THE DEPOSITARY

Fees Incurred in Past Annual Period

From January 1, 2010 to December 31, 2011, the Company received from the depositary US$125,112.74 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 15.                  CONTROLS AND DISCLOSURE PROCEDURES

(a)         Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)         Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a—15(f) and 15d—15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions or our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts an expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired company Embotelladoras Coca Cola Polar S.A. and the subsidiaries Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. which are included in the 2012 consolidated financial statements of Embotelladora Andina S.A. and subsidiaries, and constituted 20% and 15% of total assets and net assets, respectively, as of December 31, 2012 and 9% and 6% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Embotelladora Andina S.A. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Embotelladoras Coca Cola Polar S.A. and subsidiaries.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by the Company’s registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Enrique Cibié Bluth is our Audit Committee Financial Expert as defined in the instructions to Item 16A of Form 20-F. Our board of directors has also determined that Mr. Enrique Cibié Bluth and Mr. Gonzalo Parot Palma are Independent Directors as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

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

	Year Ended December 31,
	2012		2011
	Fees	% of Total	Fees	% of Total
Services rendered	MCh$	Fees	MCh$	Fees
Audit fees(1)	861	85%	545	95%
Audit-related fees(2)	10	1%	16	3%
Tax fees(3)	11	1%	10	2%
Other Fees	131	13%
Total	1,013	100%	571	100%

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

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company’s Audit Committee is comprised of Gonzalo Parot Palma, Enrique Cibié Bluth and Arturo Majlis Albala.

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

Mr. Arturo Majlis Albala meet, for the duration of his membership, the requirements of Rule 10A-3(b)(1)(iv)(D) because they (i) he is a representative of the controlling shareholder group of the Company; (ii) has an observer-only status on the audit committee of the Company; and (iii) is not officers of the Company.

The Company’s reliance on the exemption provided by Rule 10A-3of the Exchange Act, with respect to Mr. Arturo Majlis Albala, would not materially adversely affect the ability of the audit committee of the Company to act independently.

ITEM 16E.         PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2012, the Company made the following acquisition of its own shares (treasury shares), due to the exercise of the shareholders’ dissenter’s right generated as a consequence of the merger with Polar:

Period	Number of Shares	Price (Pesos per share)
August 2012	67 Series A shares	$2,165.73
August 2012	8.065 Series B shares	$2,675.69

According to legislation currently in force, the shares acquired by the Company due to a shareholders’ exercise of its dissenter’s right have to be sold in the term of one year, as of the date of their acquisition, otherwise the shares and their registration at the Company’s name will be cancelled and the capital shall be reduced ipso iure in an amount equal to the value at which the Company acquired such shares.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous independent registered public accounting firm

On April 25, 2013, Andina dismissed Ernst & Young Limitada as its independent registered public accounting firm, effective upon the filing of this 2012 Form 20-F which would contain Ernst & Young Limitadas’ PCAOB audit report dated April 30, 2012 on the Company’s 2012 consolidated financial statements.  Andina’s Board of Directors participated in and approved the decision to change its independent registered public accounting firm.

The reports of Ernst & Young Limitada on the consolidated financial statements for the past two fiscal years (specifically the years ended December 31, 2012 and 2011) contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertain, audit scope or accounting principle.

During the two most recent fiscal years (specifically the years ended December 31, 2012 and 2011) and through April 30, 2012, there have been no disagreements with Ernst & Young Limitada on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young Limitada would have caused them to make reference thereto in their reports on the consolidated financial statements for such years.

During the two most recent fiscal years (specifically the years ended December 31, 2012 and 2011)  and through April 30, 2013, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

Andina requested that Ernst & Young Limitada furnish it with a letter addressed to the SEC stating whether it agrees or not with the above statements.  Ernst & Young Limitadas’ letter dated April 30, 2012 is filed as Exhibit 8.2 filed herewith.

New independent registered public accounting firm

Andina engaged PricewaterhouseCoopers Consultores Auditores y Compañía Limitada public accountants as its new independent registered public accounting firm as of April 25, 2013. During the two most recent fiscal years and through April 25, 2013, Andina has not consulted with PricewaterhouseCoopers Consultores Auditores y Compañía Limitada regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Andina’s financial statements, and neither a written report was provided to Andina or oral advice was provided that PricewaterhouseCoopers Consultores Auditores y Compañía Limitada concluded was an important factor considered by Andina in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(I)(v) of Regulation S-K.

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

No similar legal obligation exists under Chilean law. However, article 50 bis of the Corporations Law require appointing at least one independent director. Law considers independent such director that within the last 18 months is not involved in certain circumstances, such as: having an economic interest in the company or other group, having a relationship with such persons, be director of nonprofit organizations, among others, and comply with a declaration of independence.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

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

No similar legal obligation exists under Chilean law. However, in accordance with the Chilean Public Companies Law 18,046, public companies that have a net worth of more than 1.5 million UFs and/or at least a 12,5% of its issued shares with voting rights are held by individual shareholders who control or own less than 10% of such shares must have a Directors’ Committee, formed by three members who are in their majority independent of the controller. Andina designated an Audit Committee in accordance with Rule 10 A.3.The functions of this committee are described under “Item 6. Directors, Senior Management and Employees-Board Practices”

303A.07 Internal Audit Function

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

Chilean Law does not require the adoption of Corporate Governance Practices because they have been established by Chilean Corporate Law. However, the Superintendency of Securities and Insurance in General Rule No. 341 requires publicly traded corporations to report their corporate governance practices.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

303A.10 Code of Ethics and Business Conduct	A company must adopt a Code of Business Conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.

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

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries (“the Company”)  as of December 31, 2012 and 2011, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embotelladora Andina S.A. and subsidiaries at December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013, expressed an unqualified opinion thereon.

/s/ERNST & YOUNG LIMITADA

Santiago, Chile, April 30, 2013

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited Embotelladora Andina S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Embotelladora Andina S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired companies Embotelladoras Coca Cola Polar S.A. and its subsidiaries, Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. which are included in the 2012 consolidated financial statements of Embotelladora Andina S.A., and constituted 20% and 15% of total assets and net assets, respectively, as of December 31, 2012 and 9% and 6% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Embotelladora Andina S.A. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Embotelladoras Coca Cola Polar S.A. and subsidiaries.

In our opinion, Embotelladora Andina S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated April 30, 2013 expressed an unqualified opinion thereon.

/s/ERNST & YOUNG LIMITADA

Santiago, Chile, April 30, 2013

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

at December 31, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	12.31.2012	12.31.2011
		ThCh$	ThCh$

Current Assets:
Cash and cash equivalents	4	55,522,255	31,297,922
Other financial assets	5	128,581	15,661,183
Other non-financial assets	6.1	18,202,838	14,760,858
Trade and other accounts receivable, net	7	152,816,916	107,443,039
Accounts receivable from related companies	11.1	5,324,389	6,418,993
Inventory	8	89,319,826	57,486,658
Current tax assets	9.1	2,879,393	2,463,566
Assets classified as available for sale		2,977,969	—
Total Current Assets		327,172,167	235,532,219

Non-Current Assets::
Other non-financial, non-current assets	6.2	26,927,090	30,193,809
Trade and other accounts receivable, net	7	6,724,077	7,175,660
Accounts receivable from related companies, net	11.1	7,197	11,187
Equity method investments	13.1	73,080,061	60,290,966
Intangible assets others than goodwill, net	14.1	464,582,273	1,138,857
Goodwill	14.2	64,792,741	57,552,178
Property, plant and equipment, net	10.1	576,550,725	350,064,467
Total Non-Current Assets		1,212,664,164	506,427,124
Total Assets		1,539,836,331	741,959,343

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

at December 31, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

LIABILITIES AND NET EQUITY	NOTE	12.31.2012	12.31.2011
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	106,248,019	23,093,402
Trade and other accounts payable	16	184,317,773	127,940,772
Accounts payable to related companies	11.2	32,727,212	11,359,038
Provisions	17	593,457	87,966
Income tax payable	9.2	1,114,810	3,821,247
Other non-financial liabilities	18	20,369,549	30,341,479
Total Current Liabilities		345,370,820	196,643,904

Non-Current Liabilities:
Other long - term-current financial liabilities	15	173,880,195	74,641,403
Trade and other accounts payable, long-term		1,930,233	163,738
Provisions	17	6,422,811	7,882,869
Deferred tax liabilities	9.4	111,414,626	35,245,490
Post-employment benefit liabilities	12.2	7,037,122	5,130,015
Other non-current liabilities	18	175,603	273,004
Total Non-Current Liabilities		300,860,590	123,336,519

Equity:	19
Issued capital		270,759,299	230,892,178
Treasury stock		(21,725)	—
Retained earnings		239,844,662	208,102,068
Accumulated other comprehensive income and capital reserves		363,581,513	(17,024,341)
Equity attributable to equity holders of the parent		874,163,749	421,969,905
Non-controlling interests		19,441,172	9,015
Total Equity		893,604,921	421,978,920
Total Liabilities and Equity		1,539,836,331	741,959,343

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Income Statements by Function

for the years ended at December 31, 2012, 2011 and 2010

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2012	01.01.2011	01.01.2010
	NOTE	12.31.2012	12.31.2011	12.31.2010
		ThCh$	ThCh$	ThCh$

Net sales		1,172,292,817	982,864,417	888,713,882
Cost of sales		(698,955,215)	(578,581,184)	(506,882,144)
Gross Profit		473,337,602	404,283,233	381,831,738
Other income	23	3,265,998	2,909,445	1,117,879
Distribution expenses		(122,818,941)	(98,807,574)	(85,717,173)
Administrative and sales expenses		(196,355,000)	(163,051,423)	(146,880,980)
Other expenses	24	(15,420,008)	(11,915,003)	(7,775,824)
Other income (expenses)	26	(2,336,215)	1,494,918	(484,641)
Finance income	25	2,728,059	3,182,434	3,376,138
Finance costs	25	(11,172,753)	(7,235,176)	(7,401,831)
Share in profit of equity method investees	13.3	1,769,898	2,026,158	2,314,935
Foreign exchange difference		(4,471,031)	2,731	(222,168)
Loss from indexed financial assets and liabilities		(1,753,801)	(1,177,658)	(217,769)
Net income before taxes		126,773,808	131,712,085	139,940,304
Income tax expense	9.3	(38,504,636)	(34,684,661)	(36,340,240)
Net income		88,269,172	97,027,424	103,600,064

Net income attributable to

Net income attributable to equity holders of the parent		87,636,961	97,024,405	103,597,372
Net income attributable to non-controlling interests		632,211	3,019	2,692
Net income		88,269,172	97,027,424	103,600,064

		Ch$	Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	19.5	104.12	121.54	129.78
Earnings per Series B Share	19.5	114.53	133.69	142.75

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2012, 2011 and 2010

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	01.01.2012	01.01.2011	01.01.2010
	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Net income	88,269,172	97,027,424	103,600,064
Foreign exchange translation adjustment, before taxes	(42,186,310)	601,269	(11,883,798)
Income tax effect related to losses from foreign exchange rate translation differences included within other comprehensive income	1,089,225	(1,481,057)	585,028
Comprehensive income	47,172,087	96,147,636	92,301,294
Comprehensive income attributable to:
Equity holders of the parent	46,541,295	96,146,951	92,302,105
Non-controlling interests	630,792	685	(811)
Total comprehensive income	47,172,087	96,147,636	92,301,294

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2011 and 2010

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2012	230,892,178	—	(22,459,879)	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920
Changes in Equity
Comprehensive Income
Net income	—	—	—	—		87,636,961	87,636,961	632,211	88,269,172
Other comprehensive income	—	—	(41,095,666)	—	(41,095,666)	—	(41,095,666)	(1,419)	(41,097,085)
Comprehensive income	—		(41,095,666)	—	(41,095,666)	87,636,961	46,541,295	630,792	47,172,087
Equity Issuance —Polar acquisition	39,867,121	—	—	421,701,520	421,701,520	—	461,568,641	18,801,365	480,370,006
Dividends	—	—	—	—	—	(55,894,367)	(55,894,367)	—	(55,894,367)
Purchase of treasury-stock	—	(21,725)	—	—	—	—	(21,725)	—	(21,725)
Total changes in equity	39,867,121	(21,725)	(41,095,666)	421,701,520	380,605,854	31,742,594	452,193,844	19,432,157	471,626,001
Ending balance at 12.31.2012	270,759,299	(21,725)	(63,555,545)	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2011	230,892,178	—	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	97,024,405	97,024,405	3,019	97,027,424
Other comprehensive income	—	—	(877,454)	—	(877,454)	—	(877,454)	(2,334)	(879,788)
Comprehensive income	—	—	(877,454)	—	(877,454)	97,024,405	96,146,951	685	96,147,636
Dividends	—	—	—	—	—	(69,033,312)	(69,033,312)	—	(69,033,312)
Total changes in equity	—	—	(877,454)	—	(877,454)	27,991,093	27,113,639	685	27,114,324
Ending balance at 12.31.2011	230,892,178	—	(22,459,879)	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

at December 31, 2012, 2011 and 2010

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

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

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2012, 2011 and 2010

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2012	01.01.2011	01.01.2010
	NOTE	12.31.2012	12.31.2011	12.31.2010
		ThCh$	ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		1,557,595,968	1,383,987,572	1,197,298,500
Charges for premiums, services, annual fees and other policy benefits		—	162,979	1,490,134
Cash flows used in Operating Activities
Supplier payments (including taxes)		(1,038,437,026)	(960,961,322)	(819,753,947)
Payroll		(109,386,885)	(88,025,877)	(81,670,428)
Other payments for operating activities (value-added taxes on purchases and sales and others)		(188,266,514)	(159,030,469)	(134,723,290)
Dividends received		725,000	2,061,957	1,379,837
Interest payments classified as from operations		(7,608,496)	(6,472,220)	(5,876,763)
Interest received classified as from operations		1,874,032	2,139,339	2,406,821
Income tax payments		(23,229,558)	(31,682,397)	(32,304,059)
Cash flows used in other operating activities		(4,409,721)	(3,229,066)	(2,399,096)
Net cash flows provided by Operating Activities		188,856,800	138,950,496	125,847,709
Cash flows provided by (used in) Investing Activities
Capital decrease in Envases CMF S.A. and Sale of 43% interest in Vital S.A., net of cash previously held		—	5,355,930	—
Capital contribution to the associate Vital Jugos S.A.		—	(1,278,000)	—
Cash flows used in the purchase of non-controlling ownership interest (purchase o Sorocaba Refrescos S.A. and capital contribution in Vital Jugos S.A. after its proportional sale)		(35,877,240)	(3,249,000)	—
Other capital contributions to equity method investments		—	—	(15,229,291)
Other collections from the sale of equity or debt instruments of other entities		1,150,000	—	—
Proceeds from sale of property, plant and equipment		611,634	2,187,364	590,074
Purchase of property, plant and equipment		(143,763,670)	(126,930,944)	(95,461,555)
Proceeds from the maturity of marketable securities		14,864,854	75,422,008	72,746,562
Purchase of marketable securities		(1,455,348)	(39,484,304)	(47,156,718)
Payments on forward, term, option and financial exchange agreements		(1,360,880)	(451,825)	(2,368,356)
Collections from forward, term, option and financial exchange agreements		881,832	1,180,132	5,336,646
Other cash inputs (outputs) (1)		8,778,615	(2,372,559)	1,038,460
Net cash flows used in Investing Activities		(156,170,203)	(89,621,198)	(80,504,178)

Cash Flows provided by (used in) Financing Activities
Long-term loans obtained		61,053,312	—	—
Short-term loans obtained		197,968,578	118,456,093	30,023,277
Loan payments		(188,693,538)	(111,722,342)	(23,328,736)
Purchase of treasury shares		(21,725)	—	—
Financial lease liability payments		(16,438)	—	—
Dividend payments by the reporting entity		(69,766,002)	(70,905,803)	(66,524,747)
Other cash inputs (outputs)		(4,075,171)	(2,987,333)	(2,717,533)
Net cash flows used in Financing Activities		(3,550,984)	(67,159,385)	(62,547,739)
Increase (Decrease) in Cash and cash equivalents, before effects of variations in foreign exchange rates		29,135,613	(17,830,087)	(17,204,208)
Effects of variations in foreign exchange rates on cash and cash equivalents		(4,911,280)	864,929	2,676,067
Net decrease in cash and cash equivalents		24,224,333	(16,965,158)	(14,528,141)
Cash and cash equivalents — beginning of year	4	31,297,922	48,263,080	62,791,221
Cash and cash equivalents - end of year	4	55,522,255	31,297,922	48,263,080

Includes ThCh$4,760,888 in cash and cash equivalent contributed by companies incorporated as a result of the 2012 merger as described in note 1b) and ThCh$2,112,582 of the sale of 7% of Vital Jugos S.A. and 7.1% of Vital Aguas S.A. during 2012 as described in note 13.

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

a)        Securities Registration and description of business

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory is the whole country.

The Company holds separate distribution licenses from The Coca-Cola Company for all of its territories.  The licenses for the territories in Chile expire in 2013 and 2018; in Argentina they expire in 2013 and 2017; in Brazil they expire in 2017; while in Paraguay it expires in 2014. All these licenses are renewable on similar terms, unless either the Company or The Coca-Cola Company choose not to do so. The Company currently expect that the licenses will be renewed upon expiration based on similar terms and conditions.

As of December 31, 2012 the Freire Group and related companies hold 55.35% of the outstanding shares with voting rights corresponding to the Series A shares.

The main offices of Embotelladora Andina S.A. are located at Avenue El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

b)        Merger with Embotelladoras Coca-Cola Polar S.A.

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in: Chile, servicing territories in the II, III, IV, XI and XII regions; Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western zone of the province of Buenos Aires; and Paraguay, servicing the whole country.  The merger was made in order to reinforce the Company’s leadership position among Coca-Cola bottlers in South America.

NOTE 1 - CORPORATE INFORMATION (Continued)

The merger is being accounted for as the acquisition of Polar by the Company.  Prior to closing, the merger was approved by the shareholders of both of the companies, as well as the Chilean Superintendence of Securities and Insurance, and the Coca-Cola Company.  The terms of the merger prescribed the exchange of newly issued Company shares at a rate of 0.33269 Series A shares and 0.33269 Series B shares, for each outstanding share of Polar.

The physical exchange of shares took place on October 16, 2012, with which former shareholders of Polar then having a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the actual control over day-to-day operations of Polar transferred to the Company as of October 1, 2012, and the Company began consolidating Polar’s operations from that date forward. Additionally and as a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interest in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. that added to its previous ownership interest in those entities.  The Company’s current ownership enables it to exercise control over these entities, and thus incorporate them into the consolidation of the consolidated financial statements beginning October 1, 2012.

Under IFRS 3, because the acquisition of control over Vital Jugos S.A. and Vital Aguas S.A, and Envases Central S.A. was made in stages, the preexisting equity method investment must be valued at fair value at the time of de-recognition, with the differences between fair value and book value being recognized in the result of the period in which control is obtained. The Company has not recognized a gain (or loss) in its 2012 results, because book values of the equity method investments approximated their fair values at the date of de-recognition.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$461,568,641 based on a share price of Ch$2,220 per Series A share and Ch$2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions. Transaction related costs of Ch$4,517,661 were expensed as incurred, and recorded as a component of other expenses by function in the Company’s accompanying consolidated income statement..

NOTE 1 - CORPORATE INFORMATION (Continued)

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to ThCh$4,760,888	66,536,012
Property, plant and equipment	153,012,024
Other non-current assets	15,221,922
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total Assets	694,163,878
Indebtedness	(99,924,279)
Other liabilities (includes deferred taxes of ThCh$81,672,940)	(149,131,026)
Total liabilities	(249,055,305)
Net Assets AcquiredAmounts attributed to non-controlling interests	445,108,573
Goodwill	16,460,068
Total consideration excluding non-controlling interests	461,568,641

Additionally, the Company allocated ThCh$18,801,365 to non-controlling interests resulting in total consideration (an aggregate purchase price) for the net assets acquired from Polar of ThCh$480,370,006.

The Company carried out the fair value of distribution rights, property, plant and equipment with the assistance of third-party valuations.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the cash generating unit of the Company in Chile (ThCh$8,503,023), Argentina (ThCh$1,041,633), and Paraguay (ThCh$6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

Included in the summary of net assets acquired above is ThCh$ 7,364,780 of other non-current assets related to the 15.0% equity investment in Vital previously owned by Polar.  Upon Vital’s ultimate consolidation by the Company, the current and non-current assets of the Company did not change significantly.

Condensed financial information of Polar for the period between October 1, 2012 and December 31, 2012 is as follows:

ThCh$
Net sales	93,918,209
Income before taxes	5,465,844
Net income	4,648,021

Condensed financial information of Andina as if Polar were consolidated beginning January 1, 2012 is as follows (amounts are unaudited in nature):

(UNAUDITED) ThCh$
Net sales	1,429,981,711
Income before taxes	133,211,027
Net income	95,050,027

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                     Periods covered

Consolidated statements of financial position: At December 31, 2012 and 2011.

Consolidated income statements by function and comprehensive income: For the years ended December 31, 2012, 2011 and 2010.

Consolidated statements of cash flows: For the years ended December 31, 2012, 2011 and 2010, using the “direct method”.

Consolidated statements of changes in equity:  For the years ended December 31, 2012, 2011 and 2010.

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2                                       Basis of preparation

The accompany consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

The Company’s 2012 Spanish language IFRS consolidated financial statements were approved by the Company’s Board of Directors on February 28, 2013, with subsequent events first being considered through that date.  Those Spanish language IFRS consolidated financial statements consisted of consoliated statements of financial position as of December, 31 2012 and 2011 along with consolidated income statements by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows (and related disclosures), each for the two years then ended.  Those Spanish language IFRS consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 25, 2013 meeting.

Included in this 2012 English language translation IFRS consolidated financial statements are consolidated statements of financial position as of December 31, 2012 and 2011, along with consolidated income statements by function, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows (and the related disclosures) for each of the three years ended December 31, 2012.  This three year presentation of operations, changes in equity and cash flows is required by the rules of the United States Securities and Exchange Commission.  Other than such three year presentation and disclosure, the accompanying English language IFRS consolidated financial statements are consistent with the previously issued Spanish language IFRS consolidated financial statements.  This three year English language IFRS consolidated financial statements were approved for issuances by the Board of

NOTE 2 -  BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Directors during a session held on April 30, 2013, with subsequent events considered through this later date.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English, as explained above.

2.3                     Basis of consolidation

2.3.1                             Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Parent Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of December 31, 2012 and 2011 and results of operations and cash flows for the years ended December 31, 2012, 2011 and 2010. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, of equity securities and of liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value as of the acquisition date. The excess acquisition cost plus non-controlling interest above the fair value of the Group’s share in identifiable net assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in income.

Intra-group transactions, balances, and unrealized gains and losses, are eliminated. Whenever necessary, the accounting policies of subsidiaries are modified to ensure uniformity with the policies adopted by the Company.

The value of non-controlling interest in equity and the results of the consolidated subsidiaries is presented in Equity; non-controlling interests, in the Consolidated Statement of Financial Position and in “net income attributable to non-controlling interests,” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intra-group balances and transactions.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		12-31-2012			12-31-2011
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.(2)	0.71	99.28	99.99	—	—	—
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A. (1)	—	99.98	99.98	—	—	—
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98	—	99.98	99.98
Foreign	Coca-Cola Polar Argentina S.A.	5.00	95.00	99.99	—	—	—
96.705.990-0	Envases Central S. A. (2)	59.27	—	59.27	49.91	—	49.91
96.971.280-6	Inversiones Los Andes Ltda.(2)	99.99	—	99.99	—	—	—
Foreign	Paraguay Refrescos S. A. (2)	0.08	97.75	97.83	—	—	—
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S. A.(2)	99.99	—	99.99	—	—	—
76.389.720-6	Vital Aguas S. A. (2)	66.50	—	66.50	56.50	—	56.50
96.845.500-0	Vital Jugos S. A. (2)	15.00	50.00	65.00	—	57.00	57.00

(1)         At a Special General Shareholders’ Meeting held November 1st 2011, Embotelladora del Atlántico S.A. decided to divide part of its equity to form a new company, Andina Empaques Argentina S.A., for the purpose of developing the design, manufacture and sale of plastic products or products derived from the industry for plastics, primarily in the packaging division. The transaction became effective January1, 2012 from an accounting and tax perspective.

(2)         Companies incorporated to the consolidation as of October 1, 2012 as a result of the merger with Embotelladoras Coca-Cola Polar S.A. explained in note 1 b).

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3.2                     Equity method investments

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method and are initially recognized at cost.

The Company’s share in income and losses subsequent to the acquisition of associates is recognized in income.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the interest the Company holds in those associates. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of associates are adjusted for reporting purposes to assure uniformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and the Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

·                 Chilean operations

·                 Brazilian operations

·                 Argentine operations

·                 Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Company are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and presentation currency.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5.2                             Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. The gains and losses resulting from the settlement of these transactions and the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the income account by function.

The foreign exchange rates and values prevailing at the close of each of the periods presented were:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF ¨Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2012	479.96	234.87	97.59	22,840.75	0.11	634.45
12.31.2011	519.20	276.79	120.63	22,294.03	0.12	672.97
12.31.2010	468.01	280.89	117.71	21,455.55	0.10	621.53

2.5.3                             Translation of foreign subsidiaries

The financial position and results of operations of all entities in the Company (none of which use the currency of a hyperinflationary economy) operating under a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)                         Assets and liabilities in each statement of financial position are translated at the closing foreign exchange rate as of the reporting date;

(ii)                      Income and expenses of each income statement account are translated at the average foreign exchange rate for the period; and

(iii)                   All resulting translation differences are recognized as other comprehensive income.

The companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil Segment)	R$ Brazilian Real
Embotelladora del Atlántico S.A. (Argentina Segment)	A$ Argentine Peso
Andina Empaques Argentina S. A. (Argentina Segment)	A$ Argentine Peso
Paraguay Refrescos S. A. (Paraguay Segment)	G$ Paraguayan Guaraní

In the consolidation, the translation differences arising from the conversion of a net investment in foreign entities are recognized in other comprehensive income. Exchange rate differences from accounts receivable which are considered to be part of an equity investment, have been recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, those translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6                               Property, plant, and equipment

The assets included in property, plant and equipment are recognized at their historical cost or the cost given as of the date of application of IFRS, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of the items less government subsidies resulting from the difference between the market interest rates of the financial liabilities and the preferential government credit rates. The historical cost also includes revaluations and price-level restatement of opening balances (attributed cost) at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Company and the cost of the element can be dependably determined. The value of the component that is substituted is derecognized. The remaining repairs and maintenance are charged to the income statement in the fiscal period in which they incurred.

Land is not depreciated. Other assets, net of residual value, are depreciated by distributing the cost of the different components on a straight line basis over the estimated useful life, which is the period during which the Company expects to use them.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are revised and adjusted at each reporting date, if necessary,

When the value of an asset is higher than its estimated recoverable amount, the value is reduced immediately to the recoverable amount.

Gains and losses on the disposal of property, plant, and equipment are calculated by comparing the disposal proceeds to the carrying amount, and are charged to the income statement.

Items available for sale and that fulfill the conditions under IFRS 5 “Non-Current Assets Available for Sale” are separate from property, plant and equipment are presented under current assets as the lower value between book value and fair value less costs of sale

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7                               Intangible assets and Goodwill

2.7.1                     Goodwill

Goodwill represents the excess cost of acquisition and non-controlling interest over the fair value of the Company’s share in identifiable net assets of the subsidiary on the acquisition date.  The goodwill is recognized separately and tested annually for impairment. Goodwill is carried at cost, less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

2.7.2                     Distribution rights

Distribution rights correspond to contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Chile and Paraguay acquired during the Polar merger discussed in Note 1 b).  Distribution rights have an indefinite useful life and are not amortized, given that that the Company believes that the bottling agreements will be indefinitely renewed by the Coca-Cola Company upon similar terms and conditions.  They are subject to impairment tests on a yearly basis.

2.7.3                     Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.8                               Impairment losses

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are annually tested for impairment loss. Amortizable assets and property, plant and equipment are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. The carrying value of the asset exceeding its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an asset’s fair value less costs to sell or its value in use.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that were impaired are reviewed at each reporting date to determine if the impairment loss should be reversed.

2.9                               Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and accounts receivable, and assets held until maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.9.1                     Financial assets at fair value through profit or loss

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

2.9.2                     Loans and accounts receivable

Loans and accounts receivable are not quoted in an active market. They are recorded in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position and they are presented at their amortized cost.

2.9.3                     Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are presented at their amortized cost, less impairment.

Accrued interest is recognized in the consolidated income statement under finance income during the year in which it occurs.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10                        Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against foreign currency exchange rate risk and the price of raw materials, property, plant and equipment, loan obligations and materially offset the risks that are hedged.

The method to recognize the resulting loss or gain, as well as its classification within the balance, depends on if the derivative has been appointed as a hedging instrument and of the item being hedged.

2.10.1              Hedging derivative instruments

Hedging derivative instruments are recorded at fair value and the effect is recorded under assets, liabilities, income and expenses, along with any change in the reasonable value of the hedged asset or liability attributable to the risk covered.

2.10.2              Non-hedging derivative instruments

The derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “other income and losses”

The Company does not use hedge accounting for its foreign investments.

The Company has also evaluated the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company has recorded a liability as of December 31, 2012 and 2011 foreign exchange derivatives contracts classified within the other current financial liabilities (current financial liabilities). These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:    Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:    Assumptions different to quoted prices included in Level 1 and that are applicable to assets and liabilities, be it directly (as price) or indirectly (i.e. derived from a price).

Level 3:    Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the years ended December 31, 2012, 2011 and 2010, there were no transfers of items between fair value measurements categories all of which were valued during the period using Level 2.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11                        Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and ageing of the items involved.

2.12                        Trade receivable

Trade accounts receivable are recognized initially at amortized cost, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in administrative and sales expenses in the consolidated income statement by function.

2.13                        Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand, time deposits in banks and other short-term, highly liquid investments and low risk of change in value with purchased original maturities of three months or less.

2.14                        Other financial liabilities

Bank funding such as debt securities issued are initially recognized at fair value, net of transaction costs. Liabilities with third parties are later valued at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the income statement during the term of the debt using the effective interest rate method.

2.15                        Government subsidies

Government subsidies are recognized at their fair value when it is sure that the subsidy will be received and that the Company will meet all the established conditions.

Operating cost-related subsidies are deferred and recognized on the income statement in the period of the corresponding operating cost.

Subsidies for the purchase of property, plant and equipment are deducted from the cost of the related asset in property, plant and equipment and recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16                        Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Subsidiaries abroad account for income taxes according to the regulations of the country in which they operate.

Deferred taxes are calculated using the balance sheet - liability method on the temporary differences between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rate in the year of reversal of the difference.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be offset.

The Company does not recognize deferred taxes for temporary differences from investments in subsidiaries and associates in which the Company can control the timing of reversal and it is likely that they will not be reversed in the foreseeable future.

2.17                        Employee benefits

The Company has established a provision for post-retirement compensation according to years of service that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The positive or negative effect on compensation because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision account for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under provisions.

2.18                        Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

2.19                        Leases

a)        Operating

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)        Financial

Property, plant and equipment assets where the Company substantially maintains all the risks and benefits derived from them are classified as financial leases. Financial leases are capitalized at the inception of the lease at the lesser of the fair value of property plant and equipment asset leased and the present value of the minimum lease payments.

2.20                        Deposits for returnable containers

This is a liability comprised of cash collateral received from customers for bottles and other returnable containers made available to them.

The liability pertains to the deposit amount that is reimbursed if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. Estimation of the liability is based on the inventory of bottles given as a loan to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or case.

Deposits for returnable containers are presented as a current liability because the Company does not have a legal right to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                        Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue is presented net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when earned and the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to clients.

2.22                        Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company, related to the financing of advertising and promotional programs for its products in the territories where it has distribution licensing. The resources received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific elements of property, plant and equipment.  In those situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the respective assets acquired.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.23                                  Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated financial statements of the Company, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.24                                  Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1                        Impairment of goodwill and intangible assets of indefinite useful life

The Company tests if goodwill and intangible assets of indefinite useful life (such as distribution rights) have suffered impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.

2.24.2                        Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or the amount at which a liability can be incurred or liquidated in an actual transaction among parties duly informed under conditions of mutual independence, different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are the current prices in the active market.  Lacking such an active market, the Company estimates said values based on the best information available, including the use of models or other valuation techniques.

The Company estimated the fair value of the intangible assets acquired as a result of the Polar merger based on the multiple period excess earning method, which implies the estimation of future cash flows generated by the intangible asset, adjusted by cash flows that do not come from the intangible asset, but from other assets.  For this, the Company estimated the time during which the intangible asset will generate cash flows, the cash flows themselves, cash flows from other assets and a discount rate.

Other assets acquired and implicit liabilities in the business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances including the cost of depreciated recovery and recent transaction values for comparable assets, among others. These methodologies require certain inputs to be estimated, including the estimation of future cash flows.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24.3                        Allowances for doubtful accounts

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, allowances for doubtful accounts are determined based on historical collection history and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$159,540,993 at December 31, 2012 (ThCh$114,618,699 at December 31, 2011), net of an allowance for doubtful accounts provision of ThCh$1,486,749 at December 31, 2012 (ThCh$1,544,574 at December 31, 2011).

2.24.4                        Useful life, residual value and impairment of property, plant, and equipment

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

2.24.5                        Liabilities for returnable container collateral

The Company records a liability for deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or case. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the timing of disbursements.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25                                  New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

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

IFRS 10 “Consolidated Financial Statements” / IAS 27 “Separate Financial Statements”

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

IFRS 11 “Joint Arrangements”/ IAS 28 “Investments in Associates and Joint Ventures”

IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Joint Ventures.  IFRS 11 uses some of the terms used in IAS 31, but with different meanings.  IAS 31 identifies three types of joint ventures, but IFRS 11 only considers of two types (joint ventures and joint operations) when there is a joint control.  Since IFRS 11 uses the IFRS 10 principle of control to identify control, determining whether there is a joint control can change.  Moreover, IFRS 11 takes away the alternative of accounting for jointly controlled entities (JCEs) using a proportional consolidation.  Instead, JCEs meeting the definition of joint ventures must be accounted for using the equity method. An entity must recognize the assets, liabilities, income and expenses, if any, of joint operations, which include jointly controlled assets, former jointly controlled operations and former JCEs.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Additionally it incorporates some new disclosures

Improvements and amendments	Mandatory application date

IFRS 7 Financial Instruments: Disclosure	January 1, 2013
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IAS 1 Presentation of Financial Statements	January 1, 2013
IAS 16 Property, Plant and Equipment	January 1, 2013
IAS 19 Employee Benefits	January 1, 2013
IAS 27 Consolidated and Separate Financial Statements	January 1, 2013
IAS 28 Investments in Associates and Joint Ventures	January 1, 2013
IAS 32 Financial Instruments — Presentation	January 1, 2013
IAS 34 Interim Financial Reporting	January 1, 2013

IFRS 7 Financial Instruments: Disclosure

An amendment to IAS 7 was issued in December 2011 that requires entities to disclose under financial information the effects or possible effects of the compensation agreements of the financial instruments over the entity’s financial position. The rule is applicable beginning January 1, 2013.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities

June 28, 2012 the IASB issued amendments to clarify the transition guidance to IFRS 10 Consolidated Financial Statements. The amendments also provide additional transition exceptions in the application of IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in other Entities, limiting the requirement to provide restated comparative information only for the preceding comparative period. On the other hand, for the first year that IFRS 12 is applied, the requirement to present comparative information for the disclosures related to unconsolidated structured entities is removed. Effective date for the amendments are the annual periods beginning on or after January 1, 2013, also aligned with the effective date of IFRS 10, 11 and 12.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

IAS 1 “Presentation of Financial Statements”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraphs 10, 38 and 41, eliminated paragraphs 39-40 and added paragraphs 38A-38D and 40A-40D, clarifying the difference between voluntary additional comparative information and the minimum required comparative information.  Generally the minimum comparative period required is the previous period.  An entity must include comparative information in the notes related to the financial statements when the entity voluntarily supplies comparative information beyond the minimum comparative period required.  The additional comparative period does not need to contain a complete set of financial statements. Also, opening balances of the financial statements (known as the third balance sheet) must be presented in the following circumstances: when the entity changes its accounting policies; carries out retroactive restatements or reclassifications, and that this change has a material effect on the financial statement. The initial balance of the financial statement would be as of the previous period.  However, contrary to voluntary comparative information, the related notes are not required to accompany the third balance sheet. An entity will apply these amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it is disclosed.

IAS 16 “Property, Plant and Equipment”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraph 8. The amendment clarifies that spare parts and auxiliary equipment that fulfill the definition of property, plant and equipment are not considered inventory. An entity will apply this amendment retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it is disclosed.

IAS 19 — “Employee Benefits”

On June 16 2011, the IASB published an amended IAS 19 — Employee Benefits that change accounting for defined benefit plans and termination benefits.  The amendments require recognition of changes in the defined benefit liability (asset) plan, eliminating the use of the corridor approach and accelerating the recognition of past service costs.  Changes in the defined benefit liability (asset) plan are separated in three components: service cost, net interest on liability (asset) for defined benefits and re-measurements of liability (asset) for defined benefits.

Net interest is calculated using the rate of return for high-quality corporate bonds.  This could be lower than the rate currently used to calculate the expected return over plan assets, resulting in a decrease of earnings for the period.  The amendments are effective for annual periods beginning on or after January 1, 2013, early adoption is permitted. Retrospective application is required with certain exceptions.

IAS 27 — Consolidated and Separate Financial Statements

In May 2011, IASB issued a revised IAS 27 with an amended title — Separate Financial Statements. IFRS 10 Consolidated Financial Statements establishes a single control model that applies to all entities and the requirements relating the preparation of consolidated financial statements.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

IAS 28 – Investments in Associates and Joint Ventures

Issued in May 2011, IAS 28 Investments in Associates and Joint Ventures, prescribes accounting of investments in associates and establishes the requirements of application on the equity method to investments in associates and joint ventures.

IAS 32 “Financial Instruments — Presentation”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraphs 35, 37 and 39 and added paragraph 35A, that clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. An entity will apply these amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and applies to annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it disclosed.

IAS 32 amendments issued in December 2011 clarify the differences in the application regarding compensation and reduce the diversity in the current application. The rule is applicable beginning January 1, 2014 and early application is permitted.

IAS 34 “Interim Financial Reporting”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraph 16A.  The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Amended paragraph 16A establishes that total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.

An entity will apply this amendment retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and applies to annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it disclosed.

Management of the Company and its subsidiaries have studied the impact of these new standards and have asserted they do not materially impact these consolidated financial statements.

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The Company’s Board of Directors and Management measures and evaluates performance of segments according to the operating income of each of the countries where there are franchises.

The operating segments are determined based on the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors as the board makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

·                  Chilean operations

·                  Brazilian operations

·                  Argentine operations

·                  Paraguayan operations

The four operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The income and expense related to corporate management are assigned to the Chilean operation in the operating segment.

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

NOTE 3 —  REPORTING BY SEGMENT (Continued)

A summary of the Company’s segment operations in accordance to IFRS is as follows:

For the year ended December 31, 2012	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	373,744,135	314,923,641	451,596,741	32,028,300	1,172,292,817
Interest income	803,029	301,025	1,602,098	21,907	2,728,059
Interest expense	(7,540,887)	(2,277,362)	(1,231,153)	(123,351)	(11,172,753)
Interest income, net	(6,737,858)	(1,976,337)	370,945	(101,444)	(8,444,694)

Depreciation and amortization	(24,290,171)	(11,201,323)	(16,064,773)	(2,267,871)	(53,824,138)
Total significant expenses items	(319,517,173)	(284,142,437)	(392,538,658)	(25,556,545)	(1,021,754,813)
Net income of the segment reported	23,198,933	17,603,544	43,364,255	4,102,440	88,269,172

Share of the entity in income of associates accounted for using the equity method, total	1,120,893	—	649,005	—	1,769,898
Income tax expense (income)	(7,378,459)	(10,204,847)	(20,365,279)	(556,051)	(38,504,636)

Segment assets, total	756,203,625	200,769,953	324,432,040	258,430,713	1,539,836,331
Carrying amount in associates and joint ventures accounted for using the equity method, total	17,848,009	—	55,232,052	—	73,080,061
Capital expenditures and other	57,115,820	46,833,922	69,605,956	6,085,212	179,640,910
Liabilities of the segments, total	367,012,519	108,896,064	130,102,661	40,220,166	646,231,410

Cash flows provided by in Operating Activities	62,059,810	42,711,789	74,224,089	9,861,112	188,856,800
Cash flows used in Investing Activities	(39,707,483)	(43,996,852)	(69,604,445)	(2,861,423)	(156,170,203)
Cash flows used in Financing Activities	(38,808,788)	2,720,303	32,537,501	-	(3,550,984)

NOTE 3 —  REPORTING BY SEGMENT (Continued)

For the year ended December 31, 2011	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	304,948,177	232,222,929	445,693,311	982,864,417
Interest income	1,490,143	140,622	1,551,669	3,182,434
Interest expense	(5,513,503)	(1,063,755)	(657,918)	(7,235,176)
Interest income, net	(4,023,360)	(923,133)	893,751	(4,052,742)
Depreciation and amortization	(15,894,245)	(7,780,619)	(15,822,662)	(39,497,526)
Total significant expenses items	(245,290,025)	(209,078,941)	(387,917,759)	(842,286,725)
Net income of the segment reported	39,740,547	14,440,236	42,846,641	97,027,424

Share of the entity in income of associates accounted for using the equity method, total	2,663,439	—	(637,281)	2,026,158
Income tax expense (income)	(7,539,223)	(7,766,215)	(19,379,223)	(34,684,661)

Segment assets, total	320,036,934	121,366,676	300,555,733	741,959,343
Carrying amount in associates and joint ventures accounted for using the equity method, total	36,568,610	—	23,722,356	60,290,966
Capital expenditures and other	77,195,636	25,311,303	28,951,005	131,457,944
Liabilities of the segments, total	146,195,277	78,344,985	95,440,161	319,980,423

Cash flows provided by in Operating Activities	60,517,314	23,655,598	54,777,584	138,950,496
Cash flows used in Investing Activities	(35,007,230)	(25,668,834)	(28,945,134)	(89,621,198)
Cash flows used in Financing Activities	(71,802,207)	4,925,725	(282,903)	(67,159,385)

NOTE 3 —  REPORTING BY SEGMENT (Continued)

For the year ended December 31, 2010	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	295,658,591	185,273,657	407,781,634	888,713,882
Interest income, total for segments	1,176,029	253,667	1,946,442	3,376,138
Interest expense, total for segments	(5,256,730)	(1,069,665)	(1,075,436)	(7,401,831)
Interest income, net, total for segments	(4,080,701)	(815,998)	871,006	(4,025,693)
Depreciation and amortization, total for segments	(15,958,801)	(7,204,876)	(13,850,832)	(37,014,509)
Total significant expense items, total	(235,729,184)	(164,371,271)	(343,973,161)	(744,073,616)
Net income of the segment reported, total	39,889,905	12,881,512	50,828,647	103,600,064

Share of the entity in income of associates accounted for using the equity method, total	519,441	—	1,795,494	2,314,935
Income tax expense (income), total	(7,632,006)	(6,963,258)	(21,744,976)	(36,340,240)

Segment assets, total	323,554,334	83,040,700	281,719,061	688,314,095
Carrying amount in associates and joint ventures accounted for using the equity method, total	25,772,670	—	24,981,498	50,754,168
Capital expenditures and other	49,987,257	9,867,356	50,836,233	110,690,846
Liabilities of the segments, total	126,524,439	43,281,287	123,643,773	293,449,499

Cash flows provided by in Operating Activities	78,434,713	5,015,778	42,397,218	125,847,709
Cash flows used in Investing Activities	(22,799,185)	(9,647,402)	(48,057,591)	(80,504,178)
Cash flows used in Financing Activities	(69,108,280)	6,149,280	411,261	(62,547,739)

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2012 and 2011

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
By item
Cash	871,173	138,410
Bank balances	24,171,486	16,326,710
Time deposits	783,223	243,991
Money market funds	29,696,373	14,588,811
Cash and cash equivalents	55,522,255	31,297,922

	M$	ThCh$
By currency
Dollar	5,067,208	2,724,252
Euro	—	243,991
Argentine Peso	5,181,955	5,020,278
Chilean Peso	14,089,380	6,340,907
Paraguayan Guaraní	6,112,524	—
Brazilian Real	25,071,188	16,968,494
Cash and cash equivalents	55,522,255	31,297,922

4.1                                         Time deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at December 31, 2012 and 2011:

Issuance	Entity	Currency	Capital	Annual rate	12.31.2012
			THCH$	%	THCH$
12.28.2012	Banco Regional SAECA – Paraguay	Paraguayan Guaraní	783,223	3.50	783,223
		Total			783,223

Issuance	Entity	Currency	Capital	Annual Rate	12.31.2011
			THCH$	%	THCH$
12.29.2011	Banco BBVA – Chile	Euros	243,449	0.35	243,991
		Total			243,991

NOTE 4 —  CASH AND CASH EQUIVALENTS (Continued)

4.2                                        Money Market

Money market mutual fund shares are valued at the share value at the close of each fiscal period. Below is a description for the end of each period:

Institution	12.31.2012	12.31.2011
	ThCh$	ThCh$
Mutual fund Select Banco Itaú — Chile	1,989,833	2,093,339
Mutual fund Soberano Banco Itaú — Brasil	18,235,213	6,281,070
Mutual fund Corporativo Banco BBVA — Chile	2,081,666	770,000
Western Assets Institutional Cash	3,472,196	2,877,501
Mutual fund Banco Galicia	946,885	2,566,901
Mutual fund Patrimonio Banco Caixa Económica Federal - Brasil	2,833,080	—
Mutual fund Wells Fargo Bank	137,500	—

Total mutual fund	29,696,373	14,588,811

NOTE 5 —  OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2012 and 2011, other than cash and cash equivalents.  They consist of time deposits expiring in the short term (more than three months), restricted mutual funds and derivative contracts. The detail of financial instruments is detailed as follows:

Time deposits

Placement	Maturity	Maturity			Annual
date	date	date	Currency	Principal	Rate	12.31.2012
				ThCh$	%	ThCh$

03.25.2012	03.20.2013	Banco Votorantim - Brasil	R$	16,480	8.82	17,280
Total						17,280

Mutual Funds

ThCh$
Institution
Mutual Fund Banco Galicia (1)	111,301
Subtotal	111,301

Total other current financial assets	128,581

NOTE 5 —  OTHER CURRENT FINANCIAL ASSETS (Continued)

Time deposits

Placement	Maturity					Annual
date	date		Entity	Currency	Principal	Rate	12.31.2011
					ThCh$	%	ThCh$
08.04.2011	01.18.2012		Banco BBVA- Chile	UF	4,000,000	3.44	4,119,995
08.04.2011	01.18.2012		Banco Estado — Chile	UF	4,000,000	3.48	4,138,046
12.21.2011	05.09.2012		Banco Corpbanca — Chile	UF	2,500,000	5.00	2,505,892
12.21.2011	05.09.2012		Banco Chile — Chile	UF	2,500,000	4.70	2,505,684
12.16.2011	02.20.2012	(1)	Banco Galicia - Argentina	Ar$	711,717	20.00	716,403
03.25.2011	03.20.2012		Banco Votorantin - Brasil	R$	17,759	8.82	19,007
					Subtotal		14,005,027

Mutual Funds

		ThCh$
Institution
Mutual Fund Banco Galicia (1)		1,656,156
Subtotal		1,656,156

Total other current financial assets	Total	15,661,183

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company

NOTE 6 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1   Other current non-financial assets

Descrption	12.31.2012	12.31.2011
	ThCh$	ThCh$
Prepaid insurance	182,015	77,228
Prepaid expenses	3,513,515	2,933,946
Fiscal credits	14,118,736	11,704,342
Other current assets	388,572	45,342
Total	18,202,838	14,760,858

Note 6.2   Other non-current, non-financial assets

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Prepaid expenses	2,515,235	2,275,128
Fiscal credits	5,880,191	6,529,944
Judicial deposits (1)	18,002,490	19,989,604
Others	529,174	1,399,133
Total	26,927,090	30,193,809

(1)             See note 21.1 2)

NOTE 7 —  TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	12.31.2012			12.31.2011
Trade and other accounts receivable	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	115,998,388	(1,458,801)	114,539,587	86,732,234	(1,516,817)	85,215,417
Other current debtors	15,782,069	—	15,782,069	11,711,426	—	11,711,426
Current commercial debtors	131,780,457	(1,458,801)	130,321,656	98,443,660	(1,516,817)	96,926,843
Prepayments suppliers	4,021,021	—	4,021,021	1,641,953	—	1,641,953
Other current accounts receivable	18,502,187	(27,948)	18,474,239	8,902,000	(27,757)	8,874,243
Commercial debtors and other current accounts receivable	154,303,665	(1,486,749)	152,816,916	108,987,613	(1,544,574)	107,443,039

Non-current accounts receivable
Trade debtors	6,599,310	—	6,599,310	7,175,559	—	7,175,559
Other non-current debtors	124,767	—	124,767	101	—	101
Non-current accounts receivable	6,724,077	—	6,724,077	7,175,660	—	7,175,660
Trade and other accounts receivable	161,027,742	(1,486,749)	159,540,993	116,163,273	(1,544,574)	114,618,699

Aging of debtor portfolio	Number of clients	12.31.2012	N° Number of clients	12.31.2011
		ThCh$		ThCh$
Up to date non-securitized portfolio	8,514	59,686,698	1,518	24,710,250
1 and 30 days	30,523	51,451,804	35,875	58,528,014
31 and 60 days	484	784,192	390	344,270
61 and 90 days	346	951,083	336	526,403
91 and 120 days	273	316,787	242	429,241
121 and 150 days	282	34,370	226	360,202
151 and 180 days	264	307,727	192	149,929
181 and 210 days	280	176,493	141	141,115
211 and 250 days	276	251,247	206	148,033
More than 250 days	1,362	8,637,297	527	8,570,336
Total	42,604	122,597,698	39,653	93,907,793

	12.31.2012	12.31.2011
	ThCh$	ThCh$
Current comercial debtors	115,998,388	86,732,234
Non-current comercial debtors	6,599,310	7,175,559
Total	122,597,698	93,907,793

NOTE 7 —  TRADE AND OTHER ACCOUNTS RECEIVABLE (Continued)

The change in the allowance for uncollectible receivables between January 1 and December 31, 2012, 2011 and 2010 is presented below:

Item	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Initial balance	1,544,574	1,225,556	1,688,988
Bad debt expense	976,331	1,610,540	629,409
Write-off of accounts receivable	(843,766)	(1,368,084)	(970,352)
Increase (decrease) because of foreign exchange	(190,390)	76,562	(122,489)
Movement	(57,825)	319,018	(463,432)
Ending balance	1,486,749	1,544,574	1,225,556

NOTE 8 —  INVENTORY

The composition of inventory balances is detailed as follows:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Raw materials	41,942,176	29,518,840
Merchandise	8,797,194	6,949,830
Production inputs	1,125,276	1,386,122
Products in progress	705,637	256,273
Finished goods	22,792,255	11,215,868
Spare parts	14,479,488	8,136,491
Other inventory	1,504,926	765,020
Obsolescence provision (1)	(2,027,126)	(741,786)
Total	89,319,826	57,486,658

The cost of inventory recognized as a cost of sales totaled ThCh$698,955,215, ThCh$578,581,184  and ThCh$506,882,144 at December 31, 2012, 2011 and 2010 respectively.

(1)             The provision for obsolescence is primarily related to the obsolescence of parts classified as inventories and less finished goods and raw materials.

NOTE 9 —  INCOME TAX AND DEFERRED TAXES

9.1                                       Current tax assets

Current tax receivables break down as follows:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Monthly provisional payments	2,319,627	1,646,502
Tax credits (1)	559,766	817,064
Total	2,879,393	2,463,566

(1)    That item corresponds to income tax credits on account of training expenses, purchase of property, plant and equipment and donations.

9.2                                       Current tax liabilities

Current tax payables correspond to the following items:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Income tax	355,363	3,459,329
Other	759,447	361,918
Balance	1,114,810	3,821,247

NOTE 9 —  INCOME TAX AND DEFERRED TAXES (Continued)

9.3                                       Tax expense

The current and deferred income tax expenses for the periods ended December 31, 2012,2011 and 2010 are detailed as follows:

Item	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Current tax expense	31,849,744	31,384,666	31,847,824
Adjustment to current tax from previous year	172,055	371,547	114,521
Other current tax expenses	823,616	396,319	10,276
Total net current tax expense	32,845,415	32,152,532	31,972,621
Deferred tax expenses	5,659,221	2,532,129	4,367,619
Total deferred tax expenses	5,659,221	2,532,129	4,367,619
Income tax expense	38,504,636	34,684,661	36,340,240

NOTE 9 —  INCOME TAX AND DEFERRED TAXES (Continued)

9.4                                         Deferred taxes

The net cumulative balances of temporary differences created deferred tax assets and liabilities, which are shown below:

	12.31.2012		12.31.2011
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	432,181	29,494,188	897,101	22,769,301
Obsolescence provision	637,675	—	865,769	—
Employee benefits	1,807,163	—	1,462,239	—
Post-employment benefits	—	277,510	—	510,613
Tax loss carry-forwards (1) and (2)	9,026,314	—	705,861	—
Contingency provision	2,020,821	—	2,215,553	—
Foreign exchange rate difference (Foreign Subsidiaries) (4)	—	9,145,349	—	11,698,815
Allowance for doubtful accounts	350,319	—	368,947	—
Tax incentives (Brazil) (3)	—	10,930,694	—	7,900,864
Assets and liabilities for placement of bonds	370,245	77,316	—	—
Leasing liabilities	430,476	—	—	—
Inventories	150,486	127,550	1,066,527	—
Distribution rights	—	76,559,423	—	—
Other	997,372	1,025,648	478,230	426,124
Subtotal	16,223,052	127,637,678	8,060,227	43,305,717
Net Liabilities	—	111,414,626	—	35,245,490

(1)    Corresponding to our subsidiary in Chile, Embotelladora Andina Chile S.A., that is in the start-up process of its manufacturing and commercial operations. Tax losses in Chile do not have an expiration date.

(2)    Tax losses related to Coca-Cola Polar Argentina S.A. amount of ThCh$5,280,865. The following table breaks down the expiration dates of these tax loss carryforwards:

Year of expiration	Amount ThCh$
2014	241,128
2015	2,191,633
2016	1,111,720
2017	1,735,784
Total tax loss carryforwards	5,280,265

(3)    Corresponds to tax incentives in Brazil that consist of a tax withholding reduction that are financially recorded under results, but under tax rules they must be controlled in equity accounts, and cannot be distributed as dividends.

(4)    Deferred tax generated by exchange rate difference upon translation of intercompany accounts with the Brazilian subsidiary Rio de Janeiro Refrescos Ltda. that financially are carried to comprehensive results, but under tax rules they are taxable in Brazil at the moment they are received.

NOTE 9 —  INCOME TAX AND DEFERRED TAXES (Continued)

9.5                                         Deferred tax liability movement

Movement in deferred accounts is detailed as follows:

Item	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$

Initial Balance	35,245,490	35,600,739	33,182,644
Increase due to merger	76,544,806	—	—
Increase in deferred tax liabilities	4,453,994	2,309,907	3,724,526
Sale of ownership interest in Vital S.A.	—	(947,445)	—
Decrease due to foreign currency translation	(4,829,664)	(1,717,711)	(1,306,431)
Movements	76,169,136	(355,249)	2,418,095
Ending balance	111,414,626	35,245,490	35,600,739

9.6                                         Distribution of domestic and foreign tax expenses

As of December 31, 2012, 2011 and 2010, domestic and foreign tax expenses are detailed as follows:

Income tax	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Current taxes
Foreign	(25,054,795)	(24,138,759)	(26,000,138)
Domestic	(7,790,620)	(8,013,773)	(5,972,483)
Current tax expense	(32,845,415)	(32,152,532)	(31,972,621)

Deferred taxes
Foreign	(6,071,382)	(3,006,679)	(3,293,124)
Domestic	412,161	474,550	(1,074,495)
Deferred tax expense	(5,659,221)	(2,532,129)	(4,367,619)
Income tax expense	(38,504,636)	(34,684,661)	(36,340,240)

NOTE 9 —  INCOME TAX AND DEFERRED TAXES (Continued)

9.7                                         Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Income before taxes	126,773,808	131,712,085	139,940,304
Tax expense at legal rate (20%)	(25,354,762)	(26,342,417)	—
Tax expense at legal rate (17%)	—	—	(23,789,852)
Effect of a different tax rate in other jurisdictions	(12,034,351)	(11,459,545)	(15,161,635)

Permanent differences:
Non-taxable revenues	3,302,249	4,190,331	4,754,092
Non-deductible expenses	(3,154,544)	(868,025)	(213,192)

Tax effect over changes in the tax rate in Chile	(826,898)	—	—
Tax provision in excess of preceding periods	(227,343)	—	—
Other increases (decreases) in charge for legal taxes	(208,987)	(205,005)	(1,929,653)
Adjustments to tax expenses	(1,115,523)	3,117,301	2,611,247

Tax expense at the effective rate	(38,504,636)	(34,684,661)	(36,340,240)
Effective rate	30.4%	26.3%	26.0%

Below are the income tax rates applicable in each jurisdiction where the Company does business:

	Rate
País	2012	2011	2010
Chile	20%	20%	17%
Brasil	34%	34%	34%
Argentina	35%	35%	35%
Paraguay	10%	—	—

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are itemized below for the close of each fiscal period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2012	12.31.2011	12.31.2012	12.31.2011	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	61,735,710	47,924,160	—	—	61,735,710	47,924,160
Land	57,134,715	34,838,977	—	—	57,134,715	34,838,977
Buildings	163,759,761	93,603,989	(31,980,362)	(28,249,427)	131,779,399	65,354,562
Plant and equipment	346,179,261	264,342,629	(169,999,912)	(155,026,259)	176,179,349	109,316,370
Information technology	12,429,618	11,416,373	(6,629,395)	(9,273,033)	5,800,223	2,143,340
Fixed facilities and accessories	40.282.483	29,878,815	(15,443,891)	(14,428,606)	24,838,592	15,450,209
Vehicles	11,134,161	4,871,319	(3,298,464)	(2,932,515)	7,835,697	1,938,804
Improvements to leased property	130,240	153,483	(120,818)	(129,503)	9,422	23,980
Other property, plant and equipment (1)	294.974.382	250,672,995	(183,736,764)	(177,598,930)	111,237,618	73,074,065
Item	987,760,331	737,702,740	(411,209,606)	(387,638,273)	576,550,725	350,064,467

(1)        Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.

(2)        As of December 31, 2012 there were financial lease agreements for the purchase of vehicles in the subsidiary Rio de Janeiro Refrescos Ltda., and Tetrapak equipment in Argentina

The net balance of each of these categories at December 31, 2012 and December 31, 2011 is detailed as follows:

Other property, plant and equipment	12.31.2012	12.31.2011
	ThCh$	ThCh$
Bottles	59,983,147	43,138,347
Marketing and promotional assets	40,251,550	23,218,456
Other property, plant and equipment	11,002,921	6,717,262
Total	111,237,618	73,074,065

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo y Punta Arenas.
Argentina	: Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, Tierra del Fuego
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo and Vitoria.
Paraguay:	Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT (Continued)

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2012, 2011 and 2010

For the year ended 12.31.2012	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467
Additions	59,622,568	—	163,015	16,253,430	590,141	33,027	1,623,662	—	50,800,843	129,086,686
Disposals	—	—	—	(425,844)	(32,575)	—	—	—	(712,471)	(1,170,890)
Transfers between items of property, plant and equipment	(62,379,694)	(263,320)	33,207,590	20,739,334	2,326,639	11,403,778	4,676,401	—	(9,710,728)	—
Transfers to assets held for sale, current	—	—	(2,977,969)	—	—	—	—	—	—	(2,977,969)
Additions due to merger(1)	18,267,801	25,288,317	46,717,142	58,602,133	2,068,712	24,765	591,579	—	40,370,384	191,930,833
Depreciation expense	—	—	(2,958,099)	(20,058,072)	(1,043,395)	(1,645,825)	(728,228)	(11,624)	(26,831,414)	(53,276,657)
Increase (decrease) in foreign currency translation	(1,699,125)	(2,729,259)	(7,833,909)	(8,547,363)	(236,756)	(422,406)	(133,634)	(2,934)	(13,619,288)	(35,224,674)
Other increases (decreases)	—	—	107,067	299,361	(15,883)	(4,956)	(132,887)	—	(2,133,773)	(1,881,071)
Total movements	13,811,550	22,295,738	66,424,837	66,862,979	3,656,883	9,388,383	5,896,893	(14,558)	38,163,553	226,486,258
Ending balance	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725

(1)         Corresponds to balances incorporated as of October 1, 2012 as a result of the consolidation of Embotellaoras Coca-Cola Polar S.A. and certain other companies explained in note 1 b).

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT (Continued)

For the period ended 12.31.2011	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180
Deconsolidation of Vital S.A. because control was lost	—	(1,789,538)	(5,234,227)	(6,749,334)	—	—	—	—	(732,167)	(14,505,266)
Additions	52,845,762	(973)	2,076,108	30,838,285	601,044	45,516	499,615	—	31,524,654	118,430,011
Disposals	(13,506)	(120,727)	(762,174)	(17,571)	(185)	(30,395)	—	—	(49,852)	(994,410)
Transfers between items of property, plant and equipment	(28,409,020)	283,495	8,785,405	21,589,748	398,449	1,810,434	14,956	—	(4,473,467)	—
Depreciation expense	—	—	(2,022,571)	(13,713,542)	(931,282)	(1,117,400)	(379,172)	(21,250)	(20,650,320)	(38,835,537)
Increase (decrease) in foreign currency translation	(24,574)	(67,205)	(179,705)	(542,938)	6,023	26,995	(1,980)	307	(280,024)	(1,063,101)
Other increases (decreases)	18,988	10,122	(290,200)	35,876	(44)	(1,569,095)	(64,663)	—	(2,590,394)	(4,449,410)
Total movements	24,417,650	(1,684,826)	2,372,636	31,440,524	74,005	(833,945)	68,756	(20,943)	2,748,430	58,582,287
Ending balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT (Continued)

For the year ended 12.31.2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	5,487,011	37,046,146	61,570,532	72,648,457	2,139,891	16,664,567	1,416,740	79,336	50,816,411	247,869,091

Additions	32,097,391	501,788	1,834,762	21,923,605	669,553	60,376	895,781	—	32,592,914	90,576,170
Disposals	—	(10,039)	(71,333)	(225,383)	(350)	—	(4,342)	—	(206,873)	(518,320)
Transfers between items of property, plant and equipment	(13,807,070)	—	3,515,683	2,022,179	258,089	661,830	1,324	—	7,347,965	—
Depreciation expense	—	—	(1,829,939)	(13,445,509)	(938,545)	(985,366)	(355,283)	(32,584)	(18,519,806)	(36,107,032)
Increase (decrease) in foreign currency translation	(270,822)	(1,014,092)	(2,048,206)	(4,838,392)	(58,043)	(119,494)	(60,895)	(1,829)	(606,776)	(9,018,549)
Other increases (decreases)	—	—	10,427	(209,111)	(1,260)	2,241	(23,277)	—	(1,098,200)	(1,319,180)
Total movements	18,019,499	(522,343)	1,411,394	5,227,389	(70,556)	(380,413)	453,308	(34,413)	19,509,224	43,613,089
Ending balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of  December 31, 2012 and December 31, 2011 are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2012	12.31.2011
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder	Chile	Chilean pesos	4,893,956	—
96.714.870-9	Coca-Cola de Chile S. A.	Shareholder	Chile	Chilean pesos	—	6,014,176
86.881.400-4	Envases CMF S. A.	Associate	Chile	Chilean pesos	—	338,765
96.517.210-2	Embotelladora Iquique S.A.	Shareholder	Chile	Chilean pesos	358,859	—
Foreign	Montevideo Refrescos S.A.	Shareholder	Uruguay	Dollars	51,215	—
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	20,058
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	301	—
93.473.000-3	Embotelladoras Coca-Cola Polar S.A.	Shareholder	Chile	Chilean pesos	—	66,052
		Total			5,324,389	6,418,993

11.1.2       Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2012	12.31.2011
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	7,197	11,187

		Total			7,197	11,187

NOTE 11 —  RELATED PARTY DISCLOSURES (Continued)

11.2           Accounts Payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2012	12.31.2011
					ThCh$	ThCh$

96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	8,680,945	—
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine peso	11,624,070	962,725
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian Reais	6,721,378	6,287,520
96.705.990-0	Envases Central S.A. (1)	Equity Investee	Chile	Chilean pesos	—	2,200,977
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	5,441,206	—
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Chilean pesos	—	732,249
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Chilean pesos	—	1,175,567
89.996.200-1	Envases del Pacifico S.A.	Related to director	Chile	Chilean pesos	259,613	—
		Total			32,727,212	11,359,038

(1)         As of December 31, 2012 they do not present balances, given they have been incorporated to the consolidation as of October 1, 2012, as a result of the merger with Embotellaoras Coca-Cola Polar S.A. explained in note 1 b).

NOTE 11 —  RELATED PARTY DISCLOSURES (Continued)

11.3           Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2012
						ThCh$
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean pesos	76,756,589
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	3,184,671
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,731,636
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of finished products	Chilean pesos	1,245,309
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	1,016,520
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean pesos	3,686,498
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	28,986,747
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,722,611
96.891.720-K	Embonor S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	10,293,435
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products dos	Chilean pesos	2,244,302
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Concentrate purchase	Brazilian Reais	78,524,183
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reimbursement and other purchases	Brazilian Reais	1,335,869
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Advertising participation payment	Brazilian Reais	14,502,915
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Concentrate purchase	Argentine pesos	68,569,280
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	2,624,656
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine pesos	5,419,055
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean pesos	1,873,336
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	61,042,686
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	59,455,046
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean pesos	223,027
84.505.800-8	Vendomatica S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,358,380
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling	Chilean pesos	349,211
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Sale of raw material and materials	Chilean pesos	4,697,898
93.899.000-K	Vital Jugos S.A.(1)	Associate	Chile	Purchase of finished products	Chilean pesos	18,656,191
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	14,618,933
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Sale of raw materials and materials	Chilean pesos	2,479,381
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	4,065,125

(1)         Corresponds to transactions generated with Vital Aguas S.A:, Vital Jugos S.A. and Envases Central S.A. up until before taking control over those companies as a result of what has been described in Note 1b)

NOTE 11 —  RELATED PARTY DISCLOSURES (Continued)

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2011
						ThCh$
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Sale of raw materials	Chilean pesos	5,589,681
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Collection of loans	Chilean pesos	3,102,400
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	21,687,373
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Loan granted	Chilean pesos	2,600,000
96.705.990-0	Envases Central S. A.	Associate	Chile	Purchase of finished products	Chilean pesos	19,170,427
96.705.990-0	Envases Central S. A.	Associate	Chile	Sale of raw materials	Chilean pesos	3,345,527
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean pesos	66,279,629
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	2,300,351
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of marketing services	Chilean pesos	791,098
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean pesos	6,147,836
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	10,574,791
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean pesos	1,294,064
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	6,191,936
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Concentrate purchase	Brazilian Reais	83,833,396
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reimbursement and other purchases	Brazilian Reais	1,371,278
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Advertising participation payment	Brazilian Reais	18,489,621
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Concentrate purchase	Argentine pesos	50,482,708
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	2,099,957
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine pesos	5,078,692
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investments in time deposits	Chilean pesos	723,921
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Bank loans	Chilean pesos	3,498,249
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean pesos	1,434,234
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Payment of bank loans	Chilean pesos	3,498,249
84.505.800-8	Vendomática S. A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,330,544
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling	Chilean pesos	246,548
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean pesos	355,460

NOTE 11 —  RELATED PARTY DISCLOSURES (Continued)

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2010 ThCh$
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	17,810,345
96.705.990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials	Chilean peso	2,542,071
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Concentrate purchase	Chilean peso	64,448,337
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Advertising payment	Chilean peso	1,857,135
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Services rendered	Chilean peso	3,292,507
96.714.870-9	Coca Cola de Chile S.A.	Associate	Chile	Advertising collection	Chilean peso	989,554
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Concentrate purchase	Real	61,827,392
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	1,188,468
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Real	13,851,240
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	7,636,480
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean peso	409,929
84.505.800-8	Vendomática S.A	Related to director	Chile	Sale of finished products	Chilean peso	1,401,691
84.505.800-8	Vendomática S.A	Related to director	Chile	Supply and advertising agreement	Chilean peso	250,000
96.815.680-2	BBVA Administración General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	34,148,000
96.815.680-2	BBVA Administración General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	36,992,000
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	5,676,978
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Services rendered	Chilean peso	254,909
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Concentrate purchase	Argentine peso	39,404,175
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	1,587,201
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Collection of advertising participation	Argentine peso	6,218,762
96.891.720-K	Coca-Cola Embonor S. A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	8,236,127
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	689,551
93.473.000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	5,243,772
89.996.200-1	Envases del Pacífico S.A.	Related to shareholder	Chile	Raw materials purchased	Chilean peso	481,592

NOTE 11 —  RELATED PARTY DISCLOSURES (Continued)

11.4                                Payroll and benefits of the Company’s key employees

Salary and benefits paid to the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	4,511,609	4,324,205	4,198,174
Director allowances	1,302,000	1,104,000	1,016,124
Termination benefits	—	2,289,610	1,643,749
Accrued benefits in the last five years and paid during the period	723,298	1,338,675	981,635
Total	6,536,907	9,056,490	7,839,682

NOTE 12 —  EMPLOYEE BENEFITS

As of December 31, 2012 and 2011, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh 8,240,460 and ThCh$6,354,816, respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

12.1           Personnel expenses

Personnel expenses included in the statement of consolidated income statement were:

Description	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$

Wages and salaries	116,549,091	85,266,348	78,616,848
Employee benefits	29,023,263	19,336,845	20,084,397
Severance and post-employment benefits	2,474,611	2,307,187	1,580,085
Other personnel expenses	7,218,448	5,135,492	4,549,669
Total	155,265,413	112,045,872	104,830,999

NOTE 12 —  EMPLOYEE BENEFITS (Continued)

12.2           Post-employment benefits

This item represents the post employment benefits valued pursuant to Note 2.17.

Post-employment benefits	12.31.2012	12.31.2011
	ThCh$	ThCh$

Non-current provision	7,037,122	5,130,015
Total	7,037,122	5,130,015

12.3           Post-employment benefit movement

The movements of post-employment benefits for the year ended December 31, 2012, 2011 and 2010 are detailed as follows:

Movements	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Initial balance	5,130,015	7,256,590	8,401,791
Increase due to merger	189,921	—	—
Service costs	1,500,412	288,386	359,798
Interest costs	158,235	471,678	213,927
Net actuarial losses	1,010,136	1,310,764	569,707
Benefits paid	(951,597)	(4,197,403)	(2,288,633)
Total	7,037,122	5,130,015	7,256,590

12.4           Assumptions

The actuarial assumptions used at December 31, 2012, 2011 and 2010    were::

Assumption	2012	2011	2010

Discount rate (1)	5.1%	6.5%	6.7%
Expected salary increase rate (1)	4.4%	5.0%	4.7%
Turnover rate	5.4%	6.6%	6.6%
Mortality rate (2)	RV-2009	RV-2009	RV-2004
Retirement age of women	60 years	60 years	60 years
Retirement age of men	65 years	65 years	65 years

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD

13.1           Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2012	12.31.2011	12.31.2012	12.31.2011
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Pesos	17,848,010	16,824,399	50.00%	50.00%
93.899.000-K	Vital Jugos S.A. (1) and (2)	Chile	Pesos	—	12,568,269	—	57.00%
76.389.720-6	Vital Aguas S.A. (1) and (2)	Chile	Pesos	—	2,952,050	—	56.50%
96.705.990-0	Envases Central S.A. (1) and (2)	Chile	Pesos	—	4,223,890	—	49.91%
Foreign	Kaik Participacoes Ltda. (3)	Brasil	Brazilian Real	1,172,641	1,304,027	11.31%	11.31%
Foreign	Sistema de Alimentos de Bebidas Do Brasil Ltda. (3)	Brasil	Brazilian Real	9,587,589	9,766,182	5.74%	5.74%
Foreign	Sorocaba Refrescos S.A.(4)	Brasil	Brazilian Real	34,709,914	—	40.00%	—
Foreign	Holdfab2 Participacoes Societarias Ltda.	Brasil	Brazilian Real	9,761,907	12,652,149	36.40%	36.40%

	Total			73,080,061	60,290,966

(1)             In these companies, regardless of the percentage of ownership interest held in 2011, was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             The mentioned companies do not present balances as of December 31, 2012, as a result of the merger with Embotellaoras Coca-Cola Polar S.A. explained in note 1 b)

(3)             In these companies, regardless of the percentage of ownership interest held,it has been determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(4)             Corresponds to the purchase of a 40% ownership interest in the Brazilian company for an amount of ThCh33,496,920 during the last quarter of 2012.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD (Continued)

13.2           Movement

The movement of investments in associates recorded using the equity method is shown below, for the year ended December 31, 2012, 2011 and 2010:

Details	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Initial Balance	60,290,966	50,754,168	34,731,218
Incorporation of Vital Jugos S.A.	—	13,114,268	—
Capital increases in equity investees	2,380,320	4,527,000	15,229,291
Acquisition of Sorocaba Refrescos S.A. (40%)	34,513,444	—	—
Sale of 43% ownership interest in Vital Jugos S.A.	—	(6,188,675)	—
Dividends received	(402,148)	(2,786,957)	(1,379,837)
Share in operating income (a)	2,409,110	2,541,186	2,984,544
Goodwill in sale of property plant and equipment to Envases CMF	85,266	85,266	85,266
Amortization Fair Value Vital Jugos S. A. (a)	(77,475)	—	—
Decrease in foreign currency translation	(3,652,740)	(621,861)	(624,004)
Capital decrease (return of capital) in Envases CMF S.A.	—	(1,150,000)	—
Deconsolidation of certain equity method investments due to Polar merger	(22,466,682)	—	—
Other, nets	—	16,571	(272,310)
Ending balance	73,080,061	60,290,966	50,754,168

(a)         Refer to table below for a reconciliation of these amounts to those recorded in the accompanying consolidated income statement.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD (Continued)

The main movements for the periods ended 2012, 2011 and 2010 are detailed as follows:

·             A special shareholders meeting of Vital S.A., a Company subsidiary, held on January 5, 2011, approved a capital increase of ThCh$1,278,000, which was paid in full on January 7, 2011.  It also approved changing the name of the company to Vital Jugos S.A.

·             On January 21, 2011, subsidiaries Andina Bottling Investments S.A. and Andina Inversions Societarias S.A. together sold a 43% ownership interest in Vital Jugos S.A. to Embotelladoras Coca-Cola Polar S.A., (15%) and Coca-Cola Embonor S.A. (28%), for an amount of ThCh$6,841,889, resulting in a gain of ThCh$ 653,214 which is presented as other gains (losses) in the income statement.

As a result of the transactions,  the Andina Company lost control of Vital Jugos S.A., given that despite maintaining 57% ownership, substantive participating rights existed on behalf of the other shareholders (in the then shareholders agreement) in that at least one vote is required from the rest of the bottlers of Coca-Cola system for decision-making of financial policies and operation of the business. Accordingly, beginning on January 21, 2011, Vital Jugos S.A., was thus treated as investments accounted for using the equity method, being excluded from the consolidation.  Additionally, because of the loss of control of Vital Jugos S.A., according to the guidelines of IAS 27 “Consolidated and Separate Financial Statements”, the difference between the estimated fair value and the book value of the investment remaining in the Company’s possession (amounting to ThCh$867,414) was recognized as a component of “Share in profit (loss) of equity method investees” within the income statement, at December 31, 2011.

·             During the months of March and April 2011, capital contributions were made to Vital Jugos S.A., for a total amount of ThCh$3,249,000.

·             Holdfab2 Participacoes Societarias Ltda. was established in Brazil on March 23, 2010, along with the Coca-Cola bottlers for the purpose of concentrating their investments in the company Leon Junior S.A., in which our subsidiary Rio de Janeiro Refrescos Ltda. has a 36.40% ownership interest, capital contributions amounted to ThCh$15,229,291 and were carried out on August 23, 2010.   These amounts are included as a component of the “capital increases in equity investees” disclosed above.  In turn, Holdfab 2 Participações Societárias Ltda. holds a 50% ownership interest in Leão Junior, hence the Company indirectly controls 18.2% of the latter.

·             During 2011, Sucos del Valle do Brasil Ltda. changed its name to Sistema de Alimentos de Bebidas do Brasil Ltda. and merged with Mais Industrias de Alimentos S.A. that same year. Rio de Janeiro Refrescos Ltda. held an interest of 6.16% in both companies, but after the corporate restructuring, basically to capitalize income, that share fell to 5.74%.

·             During the period ended December 31, 2011 and 2010, the Company has received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$2,061,957 and ThCh$1,379,837 respectively . During the year 2012 said Company has not distributed dividends, however, the minimum dividend established by IFRS has been recognized in the amount of ThCh$402,148.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD (Continued)

·             In accordance with the Special Shareholders’ Meeting of Envases CMF S.A., held during December 2011, a capital reduction was agreed in the amount of ThCh$2,300,000, of which the Company shall receive ThCh$1,150,000, which was paid during the month of January 2012.

·             In accordance with the Special Shareholders’ Meeting of our equity investee, Vital Jugos S.A., held April 10, 2012, a capital increase was agreed in the amount of ThCh$6,960,000, with 60% of the increase being paid on May 15, 2012 and the balance thereof will be paid during the course of the year. The Andina Company met that capital increase in the percentage of the outstanding ownership at that date of 57% contributing ThCh$2,380,320.

·             After the merger with Embotelladoras Coca-Cola Polar, identified in Note 1b) the Andina Company acquired control in Vital Jugos S.A., Vital Aguas S.A. and Envases Central as of October 1, 2012, since it now holds an ownership interest of 72.0%, 73.6% and 59.27% respectively, and the substantive participating rights of other shareholders that previously existed are no longer in effect.

·             In November of 2012 and exercising the faculties given by the Shareholders’ Agreements, Coca-Cola Embonor S.A., purchased at book value 7.1% ownership interest in Vital Aguas S.A. and 7.0% ownership interest in Vital Jugos S.A. The disbursements received for these transactions amounted to ThCh$2,112,582.

·             On August 30, 2012, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. in Brazil, on one part; and, on the other, Renosa Industria Brasileira de Bebidas S.A. have signed a promissory purchase agreement containing the conditions leading to the acquisition by RJR of 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A. which is equivalent to 40% of the total shares of Sorocaba.  The promissory agreement should be fulfilled within a period of 180 days. The agreement was materialized during the month of October with a payment of 146.9 million reais.   The Company is still in the process of completing its equity method purchase price allocation for this transaction.   Specifically, it is in the process of finalizing amounts to be assigned to non-monetary assets at the investee level.

13.3 Reconciliation of Income by Investment in Associates:

Details	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Equity in income of associates	2,409,110	2,541,186	2,984,544

Non-realized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(647,003)	(600,294)	(754,875)
Amortization of gain sale of property plant and equipment Envases CMF	85,266	85,266	85,266
Amortization of fair value adjustments related to Vital acquisition	(77,475)	—	—
Income Statement Balance	1,769,898	2,026,158	2,314,935

NOTE 13 — INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD (Continued)

13.4     Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of December 31, 2012:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	Sistema de Alimentos de Bebidas do Brasil Ltda.	Holdfab 2 Participacoes Societarias Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	58,188,207	42,451,865	10,359,341	272,181,209	27,343,843
Total liabilities	21,042,658	22,140,900	318	105,150,047	522,262
Total revenue	44,520,824	5,908,245	—	235,093,886	—
Net income (loss) of associate	2,680,985	491,176	543,050	18,486,920	(2,605,025)

Reporting date	12/31/2012	11/30/2012	11/30/2012	11/30/2012	11/30/2012

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets not considered goodwill

Intangible assets not considered as goodwill as of the end of each period are detailed as follows:

	December 31, 2012			December 31, 2011
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Water rights	497,998	(90,041)	407,957	526,342	(103,879)	422,463
Distribution rights	459,320,270	—	459,320,270	—	—	—
Software	13,597,796	(8,743,750)	4,854,046	8,974,534	(8,258,140)	716,394
Total	473,416,064	(8,833,791)	464,582,273	9,500,876	(8,362,019)	1,138,857

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL (Continued)

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2012, 2011 and 2010:

	December 31, 2012				December 31, 2011			December 31, 2010
	Distribution	Water			Water			Water
Description	Rights	rights	Software	Total	rights	Software	Total	rights	Software	Total
	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	—	422,463	716,394	1,138,857	428,626	936,969	1,365,595	426,902	1,690,431	2,117,333
Additions	—	—	3,506,266	3,506,266	—	418,182	418,182	16,710	181,123	197,833
Increase due to merger (1)	459,393,920	—	1,083,184	460,477,104	—	—	—	—	—	—
Amortization	—	(6,585)	(547,481)	(554,066)	(7,207)	(661,989)	(669,196)	(8,024)	(907,477)	(915,501)
Other increases (decreases)	(73,650)	(7,921)	95,683	14,112	1,044	23,232	24,276	(6,962)	(27,108)	(34,070)
Final balance	459,728,227	407,957	4,854,046	464,582,273	422,463	716,394	1,138,857	428,626	936,969	1,365,595

(1)         In accordance with what has been described in note 1b) corresponds to the rights to produce and distribute products under the Brand of Coca-Cola in the franchise territories maintained by Embotelladoras Coca-Cola Polar S.A. in Chile, Argentina and Paraguay.  Said distribution rights are not subject to amortization and are composed as follows:

M$
Chile	300,305,727
Paraguay	156,627,248
Argentina	2,387,295
Total	459,320,270

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL (Continued)

14.2        Goodwill

Movement in goodwill is detailed as follows:

Year ended December 31, 2012

Cash generating unit	01.01.2012	Additions (1)	Disposals or impairments	Foreign currency translation difference — functional currency different from currency of presentation	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operation	—	8,503,023	—	—	8,503,023
Brazilian operation	41,697,004	—	—	(6,160,037)	35,536,967
Argentine operation	15,855,174	1,041,633	—	(3,059,468)	13,837,339
Paraguayan operation	—	6,915,412	—	—	6,915,412
Total	57,552,178	16,460,068	—	(9,219,505)	64,792,741

(1)         As explained in note 1b), corresponds to goodwill generated in the fair value valuation of assets and liabilities stemming from the merger with Embotelladoras Coca-Cola Polar S.A.

Year ended December 31, 2011

Cash generating unit	01.01.2011	Additions	Disposals or impairments	Foreign currency translation difference — functional currency different from currency of presentation	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	42,298,955	—	—	(601,951)	41,697,004
Argentine operation	15,471,380	—	—	383,794	15,855,174
Total	57,770,335	—	—	(218,157)	57,552,178

Year ended December 31, 2010

Cash generating unit	01.01.2010	Additions	Disposals or impairments	Foreign currency translation difference — functional currency different from currency of presentation	12.31.2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	43,820,310	—	—	(1,521,355)	42,298,955
Argentine operation	17,540,035	—	—	(2,068,655)	15,471,380
Total	61,360,345	—	—	(3,590,010)	57,770,335

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2012	12.31.2011
	ThCh$	ThCh$
Bank loans	87,278,613	8,689,670
Bonds payable	4,376,648	3,426,922
Deposits in guarantee	13,851,410	10,813,092
Forward contract obligations (see note 20)	394,652	163,718
Leasing agreements	346,696	—
Total	106,248,019	23,093,402

Non-current	12.31.2012	12.31.2011
	ThCh$	ThCh$
Bank loans	46,353,758	5,081,986
Bonds payable	126,356,040	69,559,417
Leasing agreements	1,170,397	—
Total	173,880,195	74,641,403

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.1.1       Bank loans, current

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	12.31.2012	12.31.2011
												ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario	Argentina	Argentine Peso	Monthly	14.80%	9.90%	243,782	705,763	949,545	739,966
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santa Fe	Argentina	Argentine Peso	Monthly	15.00%	15.00%	—	96,370	96,370	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	Monthly	15.00%	15.00%	—	27,447	27,447	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santa Fe	Argentina	Argentine Peso	At maturity	12.85%	12.85%	6,500,755	—	6,500,755	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	At maturity	14.50%	14.50%	645,870	—	645,870	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación	Argentina	Argentine Peso	Monthly	18.85%	18.85%	—	—	—	5,537,442
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Patagonia	Argentina	Argentine Peso	At maturity	12.50%	12.50%	3,896,499	—	3,896,499	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Standard Bank	Argentina	Argentine Peso	At maturity	15.50%	15.50%	913	—	913	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brasil	Brazilian Real	Monthly	9.40%	9.40%	134,864	—	134,864	187,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	6.63%	6.63%	941,997	—	941,997	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	7.15%	7.15%	328,872	—	328,872	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	2.99%	3.52%	525,091	—	525,091	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.84%	6.84%	—	2,828,742	2,828,742	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	Semiannually	5.76%	5.76%	—	671,827	671,827	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.60%	6.60%	—	9,171,557	9,171,557	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.82%	6.82%	—	2,323,515	2,323,515	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.84%	6.84%	—	2,695,242	2,695,242	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	32,069	—	32,069	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Dollars	At maturity	3.36%	3.36%	—	1,452,145	1,452,145	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Dollars	At maturity	2.20%	2.20%	32,661	4,799,600	4,832,261	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	6.80%	6.80%	—	7,018,620	7,018,620	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.49%	6.49%	384,618	—	384,618	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	Banco BBVA	Chile	Chilean pesos	At maturity	6.25%	6.25%	7,521,185	—	7,521,185	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.83%	6.83%	—	10,335,540	10,335,540	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.951.000-4	Banco HSBC	Chile	Chilean pesos	At maturity	6.80%	6.80%	—	7,562,333	7,562,333	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	6.85%	6.85%	—	10,694,653	10,694,653	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	4.30%	4.30%	—	5,031,567	5,031,567	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco BBVA	Chile	Chilean pesos	At maturity	6.25%	6.25%	—	—	—	1,827,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco BBVA	Chile	Chilean pesos	At maturity	8.88%	8.88%	—	—	—	397,928
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	At maturity	4.680%	4.68%	—	674,516	674,516	—
											Total	87,278,613	8,689,670

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.1.2  Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	12.31.2012	12.31.2011
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario(1)	Argentina	Argentine Peso	At maturity	14.80%	9.90%	2,044,208	851,753	—	2,895,961	4,684,408
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine Peso	At maturity	15.00%	15.00%	674,591	—	—	674,591	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	At maturity	15.00%	15.00%	192,130	—	—	192,130	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brasil	Brazilian Real	Monthly	9.40%	9.40%	202,358	—	—	202,358	397,578
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	6.63%	6.63%	3,629,576	440,001	—	4,069,577	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	7.15%	7.15%	1,005,420	128,612	—	1,134,032	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	2.99%	3.52%	17,028,187	17,028,187	—	34,056,374	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	5.76%	5.76%	660,000	—	—	660,000	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	1,900,000	—	—	1,900,000	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	At maturity	4.29%	4.29%	568,735	—	—	568,735	—
												Total	46,353,758	5,081,986

(1)              The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A. is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.  The loan has been recorded in the financial statements at the fair value, i.e. using the market rate of 14.8% per annum.  The interest differential of ThCh$ 382,028  is recorded as a component of the fixed asset balance and depreciated over its estimated useful life.

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.2.1     Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	12.31.2012	12.31.2011	12.31.2012	12.31.2011	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face rate interest)	4,728,582	3,674,408	127,169,976	71,877,478	131,898,558	75,551,886
Expenses of bond issuance and discounts on placement	(351,934)	(247,486)	(813,936)	(2,318,061)	(1,165,870)	(2,565,547)
Net balance presented in statement of financial position	4,376,648	3,426,922	126,356,040	69,559,417	130,732,688	72,986,339

15.2.2     Current and non-current balances

The bonds correspond to Series A, B and C UF bonds issued on the Chilean market. These instruments are further described below :

Bond registration or							Next
identification number		Face	Unit of	Interest	Final	Interest	amortization	Par value
Bond registration or	Series	amount	adjustment	rate	maturity	payment	of capital	12.31.2012	12.31.2011
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 640, 8/23/2010	A	1,000,000	UF	3.0%	08.15.2017	Semi- annually	02/15/2014	255,057	—
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5%	06.01.2026	Semi- annually	12/01/2013	3,964,645	3,674,408
SVS Registration No, 641, 8/23/2010	C	1,500,000	UF	4.0%	08.15.2031	Semi- annually	02/15/2021	508,880	—
Total current portion								4,728,582	3,674,408

Bonds non-current portion
SVS Registration No, 640, 8/23/2010	A	1,000,000	UF	3.0%	08.15.2017	Semi- annually	02/15/2014	22,840,750	—
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5%	06.01.2026	Semi- annually	12/01/2013	70,068,101	71,877,478
SVS Registration No, 641, 8/23/2010	C	1,500,000	UF	4.0%	08.15.2031	Semi- annually	02/15/2021	34,261,125	—
Total non-current portion								127,169,976	71,877,478

Accrued interest included in the current portion of bonds totaled ThCh$1,156,542 and ThCh$400,661 at December 31, 2012 and 2011, respectively

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.2.3        Non-current maturities

							Total
		Year of maturity					non-current
	Series	2014	2015	2016	2017	After	12.31.2012
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 640, 8/23/2010	A	5,710,188	5,710,188	5,710,188	5,710,186	—	22,840,750
SVS Registration 254, 6/13/2001	B	3,804,223	4,051,500	4,314,846	4,595,310	53,302,222	70,068,101
SVS Registration 641,08/23/2010	C	—	—	—	—	34,261,125	34,261,125
Total		9,514,411	9,761,688	10,025,034	10,305,496	87,563,347	127,169,976

15.2.4        Restrictions

The following restrictions apply to the issuance and placement of the Company’s Series B bonds on the Chilean market in 2001, as well as Series A and C bonds, for a total of UF 6,200,000. Of that amount, UF 5,798,646.34 is outstanding:

·                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated equity in the case of Series B bonds. As defined in the debt agreements, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total equity plus non-controlling interests will be considered consolidated Equity.

·                                For Series A and C bonds, Embotelladora Andina S.A. must maintain a net financial indebtedness that does not exceed 1.5 times in its quarterly financial statements, measured against its consolidated financial statements.  For these effects, financial indebtedness level shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling shareholders plus non controlling interest). On the other hand, net financial debt is the difference between financial debt and cash balance of the issuer.

·                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

As of December 31, 2012 the amounts included in this restriction are the following:	ThCh$
Consolidated Assets free from pledges, mortgages and other taxes:	1,521,286,596
Non-guaranteed outstanding liabilities	280,128,213

Based on these figures Consolidated Assets free from pledges, mortgages and other taxes are equal to 5.4 times of non consolidated outstanding liabilities.

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

·                                For Series B bonds the franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

·                                For Series B bonds, the territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

·                                For A and C lines, not invest in instruments issued by related parties, nor engage in other activities with these parties that are not related to their general purpose, in conditions that are less favorable to the Issuer than those existing in the market.

·                                For A and C lines, maintain in quarterly financial statement, a Net Financial Hedging higher than 3 must be maintained.  Net Financial Hedging shall be the ratio between EBITDA of the issuer for the last 12 months and the net financial expenses (financial income less financial expenses) of the issuer for the last 12 months. However, this restriction will be deemed to be not in compliance when the mentioned net financial hedging level is lower than the lever before mentioned for two consecutive quarters.

The Company was in compliance with all financial covenants at December 31, 2012 and 2011.

15.2.5        Repurchased bond

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

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2020, with semi-annual interest payments. At December 31, 2012 and December 31, 2011, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the Company in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income.

15.2.6        Fair value of financial liabilities

The fair value of financial liabilities is similar to its book value, except for the bonds outstanding, which had a fair value of $176.4 million and $89.5 million as of December 31. 2012 and 2011, respectively.

15.3.1        Forward contract obligations

Please see the explanation in Note 20.

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.4.1       Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Name	Country	Tax ID,	Year	Country	Currency	Year	Rate	Rate	90 days	1 year	12.31.2012	12.31.2011
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	10.21%	10.22%	63,469	191,653	255,122	—
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Alfa	Brasil	Brazilian Real	Monthly	9.65%	9.47%	6,866	38,627	45,493	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	11,009	35,072	46,081	—

										Total	346,696	—

15.4.2  Noncurrent liabilities for leasing agreements

									Maturity			Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 years to up	3 years to up	More than de	at	at
Name	Country	Tax ID,	Year	Year	Currency	Year	Rate	Rate	3 years	5 years	5 years	12.31.2012	12.31.2011
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	10.21%	10.22%	599,593	—	—	599,593	—
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Alfa	Brasil	Brazilian Real	Monthly	9.65%	9.47%	63,561	—	—	63,561	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	171,758	335,485	—	507,243	—

											Total	1,170,397	—

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	12.31.2012	12.31.2011
	ThCh$	ThCh$
Trade accounts payable	159,211,448	112,963,542
Withholdings	23,529,819	14,977,133
Others	1,576,506	97
Total	184,317,773	127,940,772

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding the renewal option of the agreements. No restrictions exist regarding the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are the following:

12.31.2012
ThCh$
Maturity within one year term	4,322,954
Maturity after a term of one year to less than five years	2,301,651
Total	6,624,605

Total expenses related to operating leases maintained by the Company as of December 31, 2012 and 2011 amounted to ThCh$7,467,380 and ThCh$7,319,745, respectively.

NOTE 17 —  CURRENT AND NON-CURRENT PROVISIONS

17.1           Balances

The balances of provisions recorded by the Company at December 31, 2012 and December 31, 2011 are detailed as follows:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Litigation (1)	6,821,165	7,970,835
Others	195,103	—
Total	7,016,268	7,970,835

Current	593,457	87,966
Non-current	6,422,811	7,882,869
Total	7,016,268	7,970,835

(1)             These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2           Movements

Movement in the main items included under provisions is detailed as follows:

	12.31.2012			12.31.2011			12.31.2010
Description	Litigation	Others	Total	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	7,970,835	—	7,970,835	4,328,367	—	4,328,367	4,461,153	34,833	4,495,986
Increase due to mergen	325,174	136,826	462,000	—	—	—	—	—	—
Additional provisions	65,745	62,372	128,117	—	—	—	875,703	—	875,703
Increase (decrease) in existing provisions	851,150	—	851,150	4,370,851	—	4,370,851	381,875	—	381,875
Payments	(1,168,725)	—	(1,168,725)	(702,552)	—	(702,552)	(1,146,574)	(34,833)	(1,181,407)

Increase (decrease) foreign exchange rate difference	(1,223,014)	(4,095)	(1,227,109)	(25,831)	—	(25,831)	(243,790)	—	(243,790)
Ending Balance	6,821,165	195,103	7,016,268	7,970,835	—	7,970,835	4,328,367	—	4,328,367

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each year end are detailed as follows:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Minimum dividend liability - 30% (1)	—	8,766,572
Dividend payable	99,427	6,876,934
Employee remuneration payable	8,240,460	6,354,816
Accrued vacations	11,392,231	7,723,738
Other	813,034	892,423
Total	20,545,152	30,614,483

Current	20,369,549	30,341,479
Non-current	175,603	273,004
Total	20,545,152	30,614,483

(1)         During the year 2012, there was no minimum dividend recognized because the interim dividends distributed during October and December 2012, exceed 30% of net income for the period.

NOTE 19 —   EQUITY

As a result of the merger agreement with Embotelladoras Coca-Cola Polar S.A described in note 1b), during 2012, 93,152,097 Series A shares and 93,152,097 Series B shares were issued and exchanged for 100% of the outstanding shares of Embotelladoras Coca-Cola Polar S.A.  The value in legal terms of this new issuance amounted to ThCh$39,867,121.

19.1                       Paid-in Capital

The paid-in capital of the Company totaled ThCh$270,759,299 as of December 31, 2012, divided into 946,578,736 Series A and B shares. The distribution and classification of these is detailed as follows:

19.1.1        Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	473,289,368	473,289,368	473,289,368
B	473,289,368	473,289,368	473,289,368

19.1.2        Capital:

Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$
A	135,379,649.5	135,379,649.5
B	135,379,649.5	135,379,649.5
Total	270,759,299.0	270,759,299.0

19.1.3        Rights of each series:

·                                          Series A: Elect 12 of the 14 directors

·                                          Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 directors .

NOTE 19 —   EQUITY (Continued)

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April, 2012 Annual Shareholders Meeting, the shareholders authorized the Board of Directors to pay interim dividends during July and October 2012 and January 2013, at its discretion.

During 2012, the Shareholders’ Meeting approved an extraordinary dividend payment against the retained earnings fund. It is not guaranteed that those payments will be repeated in the future.

Regarding Circular Letter N°1945 of the Chilean Superintendence of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$3,564,500 have been realized at December 31, 2012 and are available for distribution as dividends in accordance with the following:

Concept	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2012	Amount of accumulated earnings at 12.31.2012
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(3,127,627)	9,410,496
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	—	6,393,518
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(385,192)	544,368
Deferred taxes complementary accounts	Amortization	(1,414,383)	762,204	(652,179)
Total		19,260,703	(3,564,500)	15,696,203

NOTE 19 —   EQUITY (Continued)

The dividends declared and paid during 2012, 2011 and 2010 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2010	January	Interim	2009	7.00	7.70
2010	April	Final	2009	11.70	12.87
2010	May	Additional	Retained Earnings	50.00	55.00
2010	July	Interim	2010	8.50	9.35
2010	October	Interim	2010	8.50	9.35
2011	January	Interim	2010	8.50	9.35
2011	May	Final	2010	13.44	14.784
2011	July	Additional	Retained Earnings	50.00	55.00
2011	July	Interim	2011	8.50	9.35
2011	October	Interim	2011	8.50	9.35
2012	January	Interim	2011	8.50	9.35
2012	May	Final	2011	10.97	12.067
2012	May	Additional	Retained Earnings	24.30	26.73
2012	October	Interim	2012	12.24	13.46
2012	December	Interim	2012	24.48	26.93

19.3           Reserves

Reserves	2012	2011
	ThCh$	ThCh$
Polar acquisition	421,701,520	—
Foreign currency translation reserves	(63,555,545)	(22,459,879)
Legal and statutory reserves	5,435,538	5,435,538
Total	363,581,513	(17,024,341)

19.3.1        Polar acquisition

This amount corresponds to the the fair value of the issuance of shares of Embotelladora Andina S.A. used to acquire Embotelladoras Coca-Cola Polar S.A.,.

19.3.2        Legal and statutory reserves

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

19.3.3        Foreign currency translation reserves

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

NOTE 19 —         EQUITY (Continued)

Description	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(26,905,052)	(1,274,857)	1,324,710
Embotelladora del Atlántico S.A	(29,448,998)	(19,072,195)	(19,706,911)
Paraguay Refrescos S.A.	24,248	—	—
Exchange rate differences in related companies	(7,225,743)	(2,112,827)	(3,200,224)
Total	(63,555,545)	(22,459,879)	(21,582,425)

The movement of this reserve for the fiscal periods ended December 31, 2012 and 2011 respectively is detailed as follows:

Description	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(25,630,195)	(2,599,567)	(5,171,036)
Embotelladora del Atlántico S.A	(10,376,803)	634,716	(4,278,804)
Paraguay Refrescos S.A.	24,248	—	—
Exchange rate differences in related companies	(5,112,916)	1,087,397	(1,845,427)
Total	(41,095,666)	(877,454)	(11,295,267)

19.4           Non-controlling interests

This is the recognition of the portion of Equity and income from subsidiaries that are owned by third parties, The detail of this account at December 31, 2012 is as follows:

	Non-controlling Interests
	Percentage	Shareholders
Description	%	Equity y	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0243	10,763	3,468
Andina Empaques Argentina S.A.	0.0244	1,977	439
Paraguay Refrescos S.A.	2.1697	4,697,403	89,012
Inversiones Los Andes Ltda.	0.0001	53	1
Transportes Polar S.A.	0.0001	6	—
Vital S.A.	35.0000	8,811,764	130,874
Vital Aguas S.A.	33.5000	1,807,913	81,651
Envases Central S.A.	40.7300	4,111,258	326,764
Andina Inversiones Societarias S.A.	0.0001	35	2
Total		19,441,172	632,211

NOTE 19 —   EQUITY (Continued)

19.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2012
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	41,732,721	45,904,240	87,636,961
Average weighted number of shares	400,809,380	400,809,380	801,618,760
Earnings per basic and diluted share (in pesos)	104.12	114.53	109.32

	12.31.2011
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	46,203,022	50,821,383	97,024,405
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	121.54	133.69	127.62

	12.31.2010
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	49,333,069	54,264,303	103,597,372
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	129.78	142.75	136.26

	12.31.2012
Movement of shares	SERIES A	SERIES B	TOTAL
Starting balance at Jaunary 1, 2012	380,137,271	380,137,271	760,274,542
Issuance of shares due to merger October 1, 2012	93,152,097	93,152,097	186,304,194
Ending balance at December 31, 2012	473,289,368	473,289,368	946,578,736
Compounded average number of shares (in Chilean pesos)	400,809,380	400,809,380	801,618,760

During year 2011, there were no movements in the number of shares.

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

The Company held the following derivative liabilities at December 31, 2012 and 2011:

20.1                Currency forwards of items recognized for accounting purposes:

As of December 31, 2012, the Company had agreements to guaranty bank liabilities in Brazil denominated in US dollars for an amount of ThUS$71.429, to convert them to reais at a different tax rate.  The valuation of said agreements was at fair value with a net loss of ThCh$333,427.  The effect of these agreements have been recognized as current financial liabilities and financial costs within the statement of income as of December 31, 2012.

20.2                Currency forwards for highly probable expected transactions:

During 2010, the Company made agreements to hedge the exchange rate in the purchases of fixed assets in a foreign currency during 2011. Those agreements were recorded at the fair value, resulting in a net profit of ThCh$134,572 for the year ended at December 31, 2011. No such agreements were outstanding at December 31, 2012 and 2011. Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

In 2010, 2011 and 2012, the Company made agreements to hedge the exchange rate in the purchases of raw materials and future flows in 2011, 2012 and 2013. The outstanding agreements totaled ThUS$140,000 at December 31, 2012 (ThUS$42,500 at December 31, 2011). Those agreements were recorded at fair value, resulting in a net loss of ThCh$1,102,412 for the year ended at December 31, 2012 (net gain of ThCh$1,347,277 at December 31, 2011), and liabilities for derivative contracts of ThCh$394,652 were recognized at December 31, 2012 (liabilities of ThCh$163,718 at December 31, 2011). Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

Fair value hierarchy

The Company had total assets related to its foreign exchange forward contracts of ThCh$394,652 and liabilities to ThCh$163,718 at December 31, 2012 and 2011, respectively, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as Price) or indirectly (i.e. derived from a Price)
Level 3:	Assumptions for assets and liabilities that are not based on information observed directly in the market.

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES (Continued)

During the year ended December 31, 2012 and 2011, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2

Fair Value Measurements at December 31, 2012
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Asset	Inputs	Inputs	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities
Current financial liabilities	—	394,652	—	394,652
Total liabilities	—	394,652	—	394,652

Fair Value Measurements at December 31, 2011
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Asset	Inputs	Inputs	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities
Current financial liabilities	—	163,718	—	163,718
Total liabilities	—	163,718	—	163,718

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                                 Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel, detailed as follows:

1) Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,600,326. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in current lawsuits and probable lawsuits regarding labor, tax and other matters. The accounting provisions to cover contingencies of a probable loss total ThCh$5,097,582. Management considers it unlikely that non-provisioned contingencies will affect income and equity of the Company, based on the opinion of its legal counsel. As it is customary in Brazil, the Company has been required by the tax authorities to guarantee contingencies in the amounts of ThCh$18,002,490 at December 31, 2012 and ThCh$19,989,604 at December 31, 2011.

3) Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$123,257. Management considers it unlikely that non-provisioned contingencies will affect income and equity of the company, in the opinion of its legal advisors.

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

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

As a result of this agreement, the Company assumed certain commitments that included allowing 20% of space to be available to other brands in refrigerators provided by Embotelladora Andina S.A. at certain points of sale in the traditional channel where there are no other refrigerators, for a period of five years.

The reconciliation agreement did not impose fines nor constitute an acknowledgement of liability in the anti-competition offenses.

21.2                                 Direct guarantees and restricted assets:

Guarantees and restricted assets as of December 31, 2012 are detailed as follows:

Guarantee in favor	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
of	Name	Relationship	Guarantee	Type	amount	2012	2011	2013	2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Import	35,132	—	—	—	—
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Import	208,348	—	—	—	—
Polar Argentina S.A.	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Import	3,601
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	1,952	—	—	—	—
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	2,928	—	—	—	—
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	19,993	—	—	—	—
Municipalidad San Martín	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	35,132	—	—	—	—
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	2,094	—	—	—	—
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	35	—	—	—	—
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Mold Import	7,199	—	—	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	18,002,490	—	—	—	—
Inter Material S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	101,700	—	—	101,700	—
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	143,988	—	—	—	143,988
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	287,976	—	—	—	287,976
Echeverría Izquierdo Ingeniería y Construcción	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	1,019,190	—	—	1,019,190	287,976

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s businesses are exposed to diverse financial and market risks (including foreign exchange rate risk, fair value interest rate risk and price risk). The Company’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest rate risk

As of December 31, 2012, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Notwithstanding the above, the Company’s most significant indebtedness comes for the issuance of Bonds that are denominated in Unidades de Fomento, which is indexed to the inflation in Chile).  If the inflation in Chile had reached 4% (instead of 2.5%) for the period January 01 to December 31, 2012, the Company’s results would have decreased by ThCh$2,008,527.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business, the detail of which is detailed as follows:

Chilean Peso	Brazilean Real	Argentine Peso	Paraguayan Guarani
33%	31%	28%	8%

Since the Company’s income is not tied to the US dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency (if US dollar liabilities exist).

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in US dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage at of raw material purchases that are indexed to the US dollar, if the currencies were to devalue by 5% in the three countries where the Company operates and remaining everything constant, it would generate a cumulative decrease in income December 31, 2012 of ThCh$6,877,441. Currently, the Company holds derivative contracts to cover this effect in Chile and Argentina, which do not qualify for hedge accounting according to IAS 39

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

The exposure to foreign currency exchange conversion differences of subsidiaries abroad (Brazil, Argentina and Paraguay), because of the difference between monetary assets and liabilities (i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements) is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by management. Currently the Company does not have these kinds of hedge agreements.

During the year ended December 31, 2012, the Brazilian real Argentine Peso and the Paraguayan Guarani have devalued 13.6%, 8.6% and 4.3% respectively regarding the presentation currency for the same period of 2011.

Currently in Argentina there are foreign exchange restrictions and there is a parallel currency market with an exchange rate which is higher than the official rate.-  If the Argentine peso were to devalue an additional 25% with respect to the Chilean peso, the effects upon results for the concept of translation from foreign subsidiaries would amount to a higher loss of ThCh$5,102,723. On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to a decrease in equity of ThCh$10,723,836.

If the Brazilian real devalued at least 3.6% with respect to the Chilean peso, the effect upon results for the concept of translation from foreign subsidiaries would amount to a higher gain of thCh$1,917,060.  On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to a smaller decrease in equity of ThCh$4,619,049.

If the Paraguayan Guarani appreciated 2.8% with respect to the Chilean peso, the effect upon results for the concept of translation from foreign subsidiaries would amount to a higher gain of thCh$317,385. On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to an increase in equity of ThCh$16,648,642.

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When warranted by market conditions commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the year ended December 31, 2012 of approximately ThCh$7,879,432.  To minimize and/or stabilize said risk, anticipated purchase and supply agreements are frequently obtained when market conditions are favorable.  Derivative instruments for commodities have also been used.

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore our main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of December 31, 2012:

	Year of maturity
Item	2013	2014	2015	2016	2017 and more
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	95,602,503	18,246,000	14,281,607	12,696,487	10,102,925
Bonds payable	10,264,230	15,931,909	15,761,871	15,591,833	131,486,846
Purchase obligations	42,450,378	5,415,240	4,423,912	4,343,418	552,729
Operating lease obligations	4,697,482	1,386,046	975,917	570,311	—
Total	153,014,593	40,979,195	35,443,307	33,202,049	142,142,500

NOTE 23 —  OTHER INCOME

Other operating income is detailed as follows

	01.01.2012	01.01.2011	01.01.2010
Description	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	2,304,613	673,669	548,111
Adjustment judicial deposit (Brazil)	748,299	784,856	450,299
Guaxupé fiscal credits (Brazil)	—	1,313,212	—
Other	213,086	137,708	119,469
Total	3,265,998	2,909,445	1,117,879

NOTE 24 — OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2012	01.01.2011	01.01.2010
Item	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Tax on bank debits	4,487,209	3,074,333	2,966,852
Write-off of property, plant and equipment	1,314,528	2,452,231	—
Contingencies	2,012,879	4,370,851	1,257,579
Professional service fees	650,912	1,101,482	1,656,515
Loss on the sale of property, plant and equipment	804,751	415,823	470,459
Merger Andina-Polar (see note 13.2)	4,517,661	—	—
Donations	815,945	—	862,307
Other	816,123	500,283	562,112
Total	15,420,008	11,915,003	7,775,824

NOTE 25 — FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows:

a)             Finance income

	01.01.2012	01.01.2011	01.01.2010
Description	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Interest income	2,487,739	2,846,728	2,451,808
Other interest income	240,320	335,706	924,330
Total	2,728,059	3,182,434	3,376,138

a)             Finance costs

	01.01.2012	01.01.2011	01.01.2010
Description	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$
Bond interest	5,473,534	5,092,403	5,022,931
Bank loan interest	4,594,167	1,098,757	1,079,806
Other interest costs	1,105,052	1,044,016	1,299,094
Total	11,172,753	7,235,176	7,401,831

NOTE 26 —  OTHER INCOME AND EXPENSES

Other gains and losses are detailed as follows:

	01.01.2012	01.01.2011	01.01.2010
Description	12.31.2012	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$

Restructuring of operations (new Renca plant)	(1,212,579)	(304,629)	(416,618)
Gain (loss) derivatives transactions	(1,102,412)	1,481,849	722,108
Insurance deductible and donations due to earthquake	—	—	(620,512)
Profit on the sale of shares in Vital S.A.	—	653,214
Other income and outlays	(21,224)	(335,516)	(169,619)
Total	(2,336,215)	1,494,918	(484,641)

NOTE 27 —  ENVIRONMENT (UNAUDITED)

The Company has made disbursements totaling ThCh$3,333,058 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other,

These disbursements by country are detailed as follows:

	Year ended December 31, 2012		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	674,893	124,388	—	—
Argentina	742,213	71,596	311,598	1,963,658
Brazil	1,004,181	678,887	1,308,374	3,979,832
Paraguay	26,628	10,272	—	5,740
Total	2,447,915	885,143	1,619,972	5,949,230

NOTE 28 —  SUBSEQUENT EVENTS

On April 25, 2013, final additional dividend number N° 184 was agreed to pay from retained earnings as follows:

a)             Ch$12.3 for each series A share; and

b)             Ch$13.53 for each series B share.

On April 25, 2013, final additional dividend number 185 was agreed to pay from retained earnings as follows:

a)             Ch$47.0 for each series A share; and

b)              Ch$51.7 for each series B share.

No other significant events have occurred between December 31, 2012 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description

1.1	English translation of our Bylaws (filed herewith and also available on our website www.embotelladoraandina.com)

1.2	English translation of the Bottler’s Agreement
1.2.1	Argentina’s Bottler’s Agreement EDASA (filed herewith)
1.2.2	Argentina’s Bottler’s Agreement EDASA (Schweppes) (filed herewith)
1.2.3	Argentina’s Bottler’s Agreement Ex — Polar (filed herewith)
1.2.4	Argentina’s Bottler’s Agreement Ex — Polar (other) (filed herewith)
1.2.5	Brasil’s Bottler’s Agreement RJR (filed herewith)
1.2.6	Brasil’s Bottler’s Agreement RJR (Exhibit) (filed herewith)
1.2.7	Chile’s Bottler’s Agreement Ex — Polar (filed herewith)
1.2.8	Chile’s Bottler’s Agreement Andina (filed herewith)
1.2.9	Chile’s Bottler’s Agreement Andina (Exhibit) (filed herewith)
1.2.10	Paraguay’s Bottler’s Agreement PARESA (filed herewith)

1.3	Depositary Agreement with The Bank of New York Mellon (filed herewith)

1.4	Shareholders’ Agreement (filed herewith)

1.5	English Translation of the Stock Purchase Agreement and Amendment to the Stock Purchase Agreement (filed herewith)

1.6

Indenture dated as of September 30, 1997 among Embotelladora Andina S.A., Credit Suisse First Boston Corporation, and J.P. Morgan Securities Inc. (incorporated herein by reference and filed with the SEC on September 30, 1997 and also available on our website www.embotelladoraandina.com)

8.1	List of our subsidiaries (filed herewith).
8.2	Letter addressed to SEC ref: dismissal of previous auditors (filed herewith).

12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herewith).

13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on April 30, 2013.

EMBOTELLADORA ANDINA S.A. (ANDINA BOTTLING COMPANY)

/s/ Andrés Wainer
Andrés Wainer Andrés Wainer
Chief Financial Officer

Date: April 30, 2013