Form 20-F
period 2013-12-31
ANDINA BOTTLING CO INC
filed 2014-05-15
CIK 925261

As filed with the Securities and Exchange Commission on May 15, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

Commission file number 001-13142

Embotelladora Andina S.A.
(Exact name of Registrant as specified in its charter)

Andina Bottling Company
(Translation of registrant's name in English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Miraflores 9153, 7th Floor Renca - Santiago, Chile
(Address of principal executive offices)

Paula Vicuña, Tel. (56-2) 2338-0520 E-mail: paula.vicuna@koandina.com Miraflores 9153, 7th Floor - Renca - Santiago, Chile
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Series A Shares, Series B Shares of Registrant represented by American Depositary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A Shares 473,289,301
Series B Shares 473,281,303

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

INTRODUCTION

References

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

•             the “Company”, “we”, “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;

•             “Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

•             “AESA” means our subsidiary, Andina Empaques Argentina S.A.

•             “EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;

•             “PARESA” means our subsidiary, Paraguay Refrescos S.A.

•             “CMF” means our affiliate, Envases CMF S.A.;

•             “ECSA” means our affiliate, Envases Central S.A.;

•             “Vital Jugos” means our affiliate, Vital Jugos S.A., previously known as Vital S.A.;

•             “VASA” means our affiliate, Vital Aguas S.A.;

•             “TAR” means our subsidiary, Transportes Andina Refrescos Ltda.

•             “TP” means our subsidiary, Transportes Polar S.A.

•             “The Coca-Cola Company” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina.

•             the “Chilean territory” means the Metropolitan Region of Santiago and the neighboring provinces of Cachapoal and San Antonio; Due to our merger with Embotelladoras Coca-Cola Polar, we also participate in the regions of Antofagasta, Atacama, Coquimbo, Aisén and Magallanes.

•             the “Brazilian territory” means the majority of the State of Rio de Janeiro, and the totality of the State of Espírito Santo. Due to our acquisition of Companhia de Bebidas Ipiranga (“Ipiranga”), on October 11, 2013, we also participate in part of the state of São Paulo and part of the state of Minas Gerais.

•             the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, Buenos Aires (only San Nicolás and Ramallo) and most of Santa Fe. Due to our merger with Embotelladoras Coca-Cola Polar, we also participate in the provinces of La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego and part of the province of Buenos Aires; and

•             the “Paraguayan territory” means the country of Paraguay

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Unless otherwise specified, references herein to “dollars,” “U.S. dollars” or “US$” are to United States dollars; references to “pesos,” “Chilean pesos”, “Ch$” or “ThCh$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos, references to “real” or “reais” or “R$” are to Brazilian reais and references to “guaranies” or “guarani” or “G$” are to Paraguayan Guaranies. References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official consumer price index of the Instituto Nacional de Estadísticas (the “Chilean National Institute of Statistics”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean consumer price index during the prior calendar month. Certain percentages and amounts contained in this annual report have been rounded for ease of presentation.

In this annual report certain (local currency) amounts have been translated into United States dollars at the rate of Ch$495.49 to the dollar when is average exchange rate and Ch$524.61 to the dollar when it is yearend exchange rate. Such translations should not be construed as representations that the (local currency) amounts represent, or have been or could be converted into, United States dollars at that or any other rate..

On December 28, 2007, the Superintendencia de Valores y Seguros (“SVS”) announced the adoption of the International Financial Reporting Standards (“IFRS”) in Chile, which became mandatory for companies of a certain size beginning in 2009 and 2010.  We decided to adopt the IFRS as issued by the IASB as our accounting and reporting rules beginning on January 1, 2010.  Additionally, the period between January 1 and December 31, 2009 constituted the transition period towards IFRS and the Financial Statements of the year 2010 were presented comparatively with 2009.

Forward-Looking Statements

This annual report includes forward looking statements, principally under the captions, , “Item 4. Information on the Company—Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Examples of such forward-looking statements include:

•                 statements of our plans, objectives or goals, including those related to anticipated trends, competition or regulation;

•                 statements about our future economic performance and that of Chile or other countries in which we operate;

•                 statements about our exposure to market risks, including interest rate risks, foreign exchange risk and equity price risk; and

•                 statements of assumptions underlying such statements.

Words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “target,” “goal,” “objective,” “future” or similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (i) our asset growth and financing plans, (ii) trends affecting our financial condition or results of operations and (iii) the impact of competition and regulations, but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially and adversely from those described in such forward-looking statements included in this annual report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially and adversely from those expressed in our forward-looking statements:

•                 changes in general economic, business, political or other conditions in the regions where we operate;

•                  changes in the legal and regulatory framework of the beverage sector in the regions where we operate;

•                 the monetary and interest rate policies of the central banks of the countries in which we operate;

•                 unanticipated movements or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;

•                 changes in, or our failure to comply with, laws and regulations in the countries where we operate and applicable foreign laws;

•                  changes in taxes;

•                  changes in competition and pricing environments;

•                  our inability to hedge certain risks economically;

•                  potential effects of weather conditions, earthquakes, tsunamis or other natural disasters;

•                  the outcome of litigation against us;

•                  the nature and extent of competition in the beverage industry in Latin America and the effect of competition on the prices we are able to charge for our products;

•                  volatility and fluctuations in demand for our products and the effect of such changes on the prices that we are able to charge for our products;

•                  capital and credit market conditions, including the availability of credit and changes in interest rates;

•                  delays in the development of our projects, changes to our investment plans due to changes in demand, authorizations, expropriations, etc.;

•                  actions of our shareholders;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms if at all; and

•                  the factors described under “Risk Factors” beginning on page 8.

The forward-looking statements contained in this document speak only as of the date of this annual report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Market Data

We have computed the information contained in this annual report regarding annual volume and per capita growth rates and levels, and market share, product segment, and population data in our bottling territories, based upon accumulated statistics developed by us. Market share information presented with respect to soft drinks, juices, waters and beer is based on data supplied by A.C. Nielsen Company and by Ipsos ASI.

PART I

ITEM 1.                         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                         KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The following tables present certain summary consolidated and other financial and operating information of Andina at the dates and for the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included elsewhere in this annual report and our consolidated financial statements, including the notes thereto, included herein.

The summary consolidated financial information for the years ended December 31, 2011, 2012 and 2013 has been derived from our audited consolidated financial statements as of December 31, 2013 included herein.  The summary consolidated financial information as of and for the year ended December 31, 2009, 2010 and 2011 has been derived from our audited consolidated financial statements as of and for the years then ended.

On October 1, 2012, we consummated the acquisition of Polar, which significantly enhanced the size and scope of our company.  We began consolidating the results of operations of Polar into our consolidated financial statements as of October 1, 2012.  As a result, our consolidated results of operations for the year ended December 31, 2012 are not fully comparable to our consolidated results of operations for previous periods.

On October 11, 2013, Andina Brazil consummated its acquisition of Ipiranga in an all-cash transaction. We began consolidating the results of operations of Ipiranga into our consolidated financial statements as of October 1, 2013.  As a result, our consolidated results of operations for the year ended December 31, 2013 are not fully comparable to our consolidated results of operations for previous periods.

Our consolidated financial statements reflect the results of our subsidiaries located in Brazil, Argentina and Paraguay, translated to Chilean pesos (our functional and reporting currency) and are presented in accordance with IFRS.  IFRS requires assets and liabilities to be translated from the functional currency of our subsidiaries outside Chile to our reporting currency (Chilean peso) at the end of period exchange rates and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in Chilean pesos and U.S. dollars.

Our income and cash flow accounts have been translated according to the average exchange rate during the relevant periods, using the average of monthly averages, and therefore may differ from a daily average of the observed exchange rate. Balance sheet accounts have been translated using the exchange rate at the end of the relevant period.

	Year Ended December 31,
	2009	2010	2011	2012 (2)	2013 (3)	2013 (3)
		(in millions of Ch$ and millions of US$)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Income Statement Data
Net sales	785,845	888,714	982,864	1,172,293	1,521,681	3,071
Cost of sales	(455,300)	(506,882)	(578,581)	(698,955)	(914,818)	(1,846)
Gross profit	330,545	381,832	404,283	473,338	606,863	1,225
Distribution, administrative and sales expenses	(197,422)	(232,598)	(261,859)	(319,174)	(435,579)	(879)
Other (expense) income, net(4)	(5,972)	(9,294)	(10,712)	(27,390)	(58,051)	(118)
Income taxes	(29,166)	(36,340)	(34,685)	(38,505)	(22,966)	(46)
Net income	97,985	103,600	97,027	88,269	90,267	182

Balance Sheet Data
Current assets
Trade and other accounts receivable, net	78,559	97,255	107,443	152,817	195,434	373
Noncurrent assets
Intangible assets and goodwill, net	63,478	59,136	58,691	529,375	816,386	1,556
Property, plant and equipment, net	247,869	291,482	350,064	576,551	692,950	1,321
Total assets	642,692	688,314	741,959	1,539,836	2,082,961	3,970
Current liabilities
Other financial liabilities	16,728	20,916	23,093	106,248	106,877	204
Trade and other accounts payable	82,302	105,282	127,941	184,318	210,446	401
Noncurrent liabilities
Other long-term current financial liabilities	73,150	70,449	74,641	173,880	605,362	1,154
Deferred tax liabilities	33,183	35,601	35,245	111,415	105,537	201
Total liabilities	269,135	293,449	319,980	646,231	1,201,529	2,290
Total equity	373,558	394,865	421,979	893,605	881,433	1,680
Total liabilities and equity	642,692	688,314	741,959	1,539,836	2,082,961	3,970

Cash Flow Data
Cash flows provided by (used in) operating activities	131,126	125,848	138,950	188,857	172,085	347
Cash flows used in investing activities	(84,319)	(80,504)	(89,621)	(156,170)	(447,550)	(903)
Cash flows provided by (used in) financing activities	(67,756)	(62,548)	(67,159)	(3,551)	303,106	612

Other Financial Data
Adjusted EBITDA(5)	169,929	186,248	181,922	207,988	254,621	514
Adjusted EBITDA margin(6)	21.6%	21.0%	18.5%	17.7%	16.7%	16.7%
Adjusted EBITDA/net financial expense(7)	40.7	46.3	44.9	24.6	10.6	10.6
Net debt(7)	(45,282)	(5,813)	50,776	224,477	587,869	1,120
Net debt/Adjusted EBITDA(9)	(0.3)	0.0	0.3	1.1	2.3	2.3
Depreciation and amortization	36,807	37,015	39,498	53,824	83,337	168
Capital expenditures	49,483	95,462	126,931	143,764	183,697	371
Dividends paid	62,348	66,525	70,906	69,766	73,041	147
Basic and diluted earnings per share:
Series A(10)	122.74	129.78	121.54	104.12	89.53	0.18
Series B(10)	135.01	142.75	133.69	114.53	98.48	0.20
Basic and diluted earnings per ADR:(11)
Series A(10)	736.44	778.68	729.24	624.72	537.18	1.08
Series B(10)	810.06	856.5	802.14	687.18	590.88	1.19
Capital Stock:
Series A	380,137,271	380,137,271	380,137,271	473,289,368	473,289,301	473,289,301
Series B	380,137,271	380,137,271	380,137,271	473,289,368	473,281,303	473,281,303
Issued Capital	230,892	230,892	230,892	270,759	270,738	516
Total dividends declared:
Total Series A Shares	29,700	32,578	33,809	34,018	33,888	68
Total Series B Shares	32,670	35,836	37,190	37,420	37,276	75

Other Operating Data
Sales volume
Coca-Cola trade brand soft drinks (millions of unit cases)(12)	491.6	438.0	448.2	517.6	633.5	633.5
Other beverages (millions of unit cases)(2)(3)(12)(13)	39.0	51.2	53.3	78.6	129.5	129.5

(1) Translation of U.S. dollar amounts, solely for the convenience of the reader.

(2) Due to Polar’s merger with and into us on October 1, 2012, data for the year ended December 31, 2012 includes the operations of Polar (as well as the operations of Vital Aguas, Vital Jugos and Envases Central (together, the “Joint Ventures”)) for the period from October 1, 2012 to December 31, 2012.  Prior to our merger with Polar, the Joint Ventures were held, in part, by each of Andina, Polar and Embonor S.A., respectively, and the Joint Ventures’ operations were not consolidated in the financial and other data of Andina or Polar.  Upon consummation of our merger with Polar, and our increased participatory interest in the Joint Ventures that resulted from such merger, the Joint Ventures became our subsidiaries, for accounting purposes, and are therefore consolidated into our financial and other data for periods subsequent to such merger.

(3) Due to Ipiranga’s acquisition consummated on October 11, 2013, data for the year ended December 31, 2013 includes the operations of Ipiranga for the period from October 1, 2013 to December 31, 2013.

(4) Includes other expenses, other income (expense), finance income, finance costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

(5) Adjusted EBITDA is a non-IFRS financial measure, does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of our results of operations or as an alternative to cash flows from operations as an indicator of liquidity.  Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.  See “Presentation of Financial and Other Information —Non-IFRS Financial Information.”  We define Adjusted EBITDA as net income plus income taxes, other expenses (income), net, depreciation and amortization (which includes only the amortization of information technology software).  A reconciliation of our net income to our Adjusted EBITDA is set forth below:

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
		(in millions of Ch$ and US$)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Add:
Income taxes	29,166	36,340	34,685	38,505	22,966	46
Finance costs	8,124	7,402	7,235	11,173	28,944	58
Finance income	(3,952)	(3,376)	(3,182)	(2,728)	(4,973)	(10)
Depreciation and amortization(5)	36,807	37,015	39,498	53,824	83,337	168
Share of profit of investments using equity method of accounting	(1,604)	(2,315)	(2,026)	(1,770)	(783)	(2)
Foreign exchange difference	621	222	(3)	4,471	7,695	16
Gain (loss) from indexed financial assets and liabilities	(640)	218	1,178	1,754	3,881	8
Other income	(698)	(1,118)	(2,909)	(3,266)	(6,434)	(13)
Other expenses	4,794	7,776	11,915	15,420	30,462	62
Other income (expenses)	(674)	484	(1,496)	2,336	(741)	(1)
Adjusted EBITDA(14)	169,929	186,248	181,922	207,988	254,621	514

(6) Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net sales, expressed as a percentage.

(7) Adjusted EBITDA / net financial expense is defined as Adjusted EBITDA divided by total financial expense (which includes expenses for hedging purposes) minus total financial income.

(8) Net debt is defined as the sum of (i) other current financial liabilities and (ii) other noncurrent financial liabilities, minus the sum of (i) cash and cash equivalents, (ii) other current financial assets and (iii) other non-current financial assets.

(9) Net debt/Adjusted EBITDA ratio is the ratio of our net debt (defined as the sum of (i) other current financial liabilities and (ii) other noncurrent financial liabilities, minus the sum of (i) cash and cash equivalents and (ii) other financial assets) as of the end of the applicable period divided by our Adjusted EBITDA for the last 12 months ended as of the end of the applicable period.

(10) For the calculation of the profits per share, it is taken into consideration the average amount of outstanding shares that is 400,809,380 shares.

(11) Each ADR represents six shares of common stock of the corresponding series of Shares.

(12) Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters.

(13) Includes waters, juices, beer and other spirits.

(14) Totals may not sum due to rounding.

Exchange Rates

Chile has two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is composed of banks and other entities authorized by the Central Bank. The Informal Exchange Market is composed of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by market conditions. Current regulations require that the Central Bank be informed of certain transactions and that these transactions be effected through the Formal Exchange Market.

The dólar observado (the “Observed Exchange Rate”), which is reported by the Central Bank and published daily in the Chilean Diario Oficial (Official Gazette), is the weighted average exchange rate of the U.S. dollar of the previous business day’s transactions in the Formal Exchange Market. The Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range. Even though the Central Bank is authorized to carry out its transactions at the Observed Exchange Rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods indicated, as reported by the Central Bank.

	Daily Observed Exchange Rate Ch$ per US$
Period	Low(1)	High(1)	Average(2)	Period End(3)
2008	431.22	676.75	522.71	636.45
2009	491.09	643.87	559.15	507.10
2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.57	519.20
2012	469.65	519.69	486.59	479.96
2013	466.50	533.95	495.18	524.61
October 2013	493.36	508.58	500.81	508.58
November 2013	507.64	528.19	519.25	528.19
December 2013	523.76	533.95	529.45	523.76
January 2014	527.53	553.84	538.36	553.84
February 2014	546.94	563.32	554.69	559.38
March 2014	550.53	573.24	563.45	551.18
April 2014 (through April 28)	544.96	563.76	554.07	560.36

Source: Central Bank.

(1)         Exchange rates are the actual low and high, on a daily basis for each period.

(2)         The yearly or monthly average rate is calculated as the average of the exchange rates observed each day of the period.

(3)         Each year period ends on December 31, and the respective period-end exchange rate is published by the Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Central Bank on the first business day of the following month.

We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted in U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

The Observed Exchange Rate on April 28, 2014 was Ch$560.36 per US$1.00.

B.                                    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                                    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                                    RISK FACTORS

We are subject to various economic, political, social and competitive conditions. Any of the following risks, if they materialize, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Relating to Our Company

We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations.

79% of our net sales for the year ended December 31, 2013 was derived from the distribution of soft drinks under The Coca-Cola Company trademarks, and an additional 18% was derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and The Coca-Cola Company and in certain cases a subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over our business through its rights under these bottler agreements. Under these bottler agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrate sold to us. The Coca-Cola Company also monitors our prices and has the right to review and approve our marketing, operational and advertising plans. In addition, The Coca-Cola Company may unilaterally set the price for its concentrate, and it may in the future increase the price we pay for concentrate, increasing our costs.  These factors may impact our profit margins, which could adversely affect our net income and results of operations. Our marketing campaigns for Coca-Cola products are designed and controlled by The Coca-Cola Company. The Coca-Cola Company also makes significant contributions to our marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contribution at any time. Pursuant to the bottler agreements, we are required to submit a business plan to The Coca-Cola Company for prior approval on a yearly basis. In accordance with our bottler agreements, The Coca-Cola Company may, among other things, require that we demonstrate the financial ability to meet our business plan, and if we are not able to demonstrate our financial capacity, The Coca-Cola Company may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under these bottler agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of, Coca-Cola soft drinks or other Coca-Cola beverages and products.

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms.  We currently are party to five bottler agreements: two agreements for Chile, which expire in 2014 and 2018, one agreement for Brazil, which expires in 2017, one agreement for Argentina, which expires in 2017 and one agreement for Paraguay, which expires in 2014. We are currently in process of renewing our bottler agreements that expire in 2014, in Chile and in Paraguay. We cannot provide any assurance that our bottler agreements will be maintained or extended upon their termination.  Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would have a material adverse effect on our business, financial condition and results of operation.

In addition, any acquisition we make of bottlers of Coca-Cola products in other countries may require, among other things, the consent of The Coca-Cola Company under bottler agreements to which such other bottlers are subject. We cannot assure you that The Coca-Cola Company will consent to any future geographic expansion of our Coca-Cola beverage business. In addition, we cannot assure you that our relationship with The Coca-Cola Company will not deteriorate or otherwise undergo significant changes in the future. If such changes do occur, our operations and financial results and condition could be materially affected.

The nonalcoholic beverage business environment is changing rapidly, including as a result of increased obesity and other health concerns, which could have a material adverse effect on demand for our products, and consequently on our financial performance.

Consumers, public health officials and government officials in certain of our core markets, including Chile and Brazil, are increasingly concerned with public health consequences associated with obesity, particularly among young people.  In addition, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sugar-sweetened beverages and beverages sweetened with nutritive sweeteners.  Increasing public concern about these issues; possible new taxes on sugar-sweetened beverages; additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages; and negative publicity resulting from actual or threatened legal actions against nonalcoholic beverage companies relating to the marketing, labeling or sale of sugar-sweetened beverages may reduce demand for our products, which could adversely affect our profitability.

The nonalcoholic beverage business environment in our territories is evolving rapidly as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns; shifting consumer tastes and needs; changes in consumer lifestyles; and competitive product and pricing pressures. In addition, the nonalcoholic beverage retail landscape is dynamic and constantly evolving, and if we are unable to adapt successfully to the changing environment and retail landscape, our share of nonalcoholic beverage sales, volume growth and overall financial results will be adversely affected.

Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.

The soft drink and nonalcoholic beverage businesses are highly competitive in each of the territories in which we operate. We compete with bottlers of regional brands, including low cost “B brand” beverages and Pepsi products.  In Argentina and Brazil, we compete with Companhia de Bebidas das Americas, commonly referred to as AmBev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsico trademark products, in addition to a portfolio that includes local brands with flavors, such as Guaraná. In Chile, our main competitor is Compañía de Cervecerías Unidas, which sells Pepsico trademark products as well as local brands.  In Paraguay, a new local bottler of Pepsico trademark products recently entered the market, which we believe had the effect of reducing our market share in Paraguay.  This competition in each of the regions where we operate is likely to continue, and we cannot assure you that it will not intensify in the future, which could materially and adversely affect our financial condition and results of operations.

Raw material prices may be subject to U.S. dollar/local currency exchange risk and price volatility, which could increase our costs of operations.

Numerous raw materials, including concentrate, sugar and resin, are used in producing beverages and containers. Prices for concentrate are determined by The Coca-Cola Company, and we cannot assure you that The Coca-Cola Company will not increase the price for concentrate or change the manner in which these prices are calculated. We purchase our raw materials from both domestic and international suppliers, some of which must be approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Because the prices of certain raw materials are denominated in U.S. dollars, we are subject to local currency risk with respect to each of our operations. If any of the Chilean peso, Brazilian real, Argentine peso, or Paraguayan guaraní were to depreciate significantly against the U.S. dollar, the cost of certain raw materials in our respective territories could rise significantly, which could have an adverse effect on our financial condition and results of operations. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.  Additionally, some raw material prices are subject to high volatility, which could also have a material adverse effect on our profitability. The supply or cost of specific raw materials could be adversely affected by domestic or global price changes, strikes, weather conditions, governmental controls or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our financial performance.

Instability in the supply of utility services and oil prices may adversely impact our results of operations.

Our operations depend on a stable supply of utilities and fuel in the countries where we operate. Electrical power outages could lead to increased energy prices and possible service interruptions. We cannot assure you that in the future we will not experience energy interruptions that materially and adversely affect our business. In addition, a significant increase in energy prices would raise our costs, which could materially impact our results of operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation in the regions where we operate and we expect that they will continue to do so in the future. We cannot assure you that fuel prices will not increase in the future, and a significant increase in fuel price may have a significant effect on our financial performance.

Water scarcity and poor water quality could adversely impact our production costs and capacity.

Water is the main ingredient in substantially all of our products. It is also a limited resource in many parts of the world, facing unprecedented challenges from overexploitation, increasing pollution and poor management.  As demand for water continues to increase around the world, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints that could adversely affect our profitability or net operating revenues.  In addition, the Paraguayan government recently enacted new regulations related to ownership and water usage rights.  Because this legislation is new, we will also be subject to uncertainty with respect to the interpretation of the regulations, and any ambiguity or uncertainty with respect to the interpretation or application of the regulation could result in non-compliance and associated costs and penalties, which are impossible or difficult to predict.

Significant additional labeling or warning requirements may inhibit sales of our products.

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products.  In addition, the Chilean congress recently passed a new law with respect to labeling of certain consumer products, including soft drinks and bottled juices and waters such as ours.  Because this legislation is new, we will also be subject to uncertainty with respect to the interpretation of the regulations, and any ambiguity or uncertainty with respect to the interpretation or application of the regulation could result in non-compliance and associated costs and penalties, which are impossible or difficult to predict.  These types of requirements, if they become applicable to one or more of our Coca-Cola products or other products under current or future environmental or health laws or regulations, may adversely affect sales of such products.

Our business may be adversely affected if we are unable to maintain brand image and product quality.

Our beverage business is highly dependent on maintaining the reputation of our products in the countries where we operate. If we fail to maintain high standards for product quality, our reputation and ability to remain a distributor of Coca-Cola beverages in the countries where we operate could be jeopardized. In addition, we may be liable if the consumption of any of our products causes injury or illness. Negative publicity of our products, including negative publicity relating to Coca-Cola products over which we may have no control, could have a material adverse effect on our financial performance.

We may not be able to realize the anticipated benefits of our acquisition of Ipiranga.

The success of our acquisition of Ipiranga will depend in part on our ability to achieve synergies from the streamlining of operations and personnel, increased economies of scale, organic growth and the implementation of best practices, from each of Ipiranga and Andina, with respect to production, distribution and commercialization, across our operations in Brazil.

We have been integrating Ipiranga’s operations with ours, which consists of combining back-office operations (mainly those activities related to finance, treasury, accounting, procurement, tax, legal and human resources) to achieve synergies from our combined operations. Additionally, we will determine the organizational structure and define the management team.  The second stage of integration will be focused on logistics and production, as well as the exchange of commercial best practices.  However, we may not be able to complete these phases of integration in a manner that achieve the synergies, efficiencies and growth opportunities in the time, manner or amount that we seek, or at all.  Challenges we will face in the integration process include, among others, the following:

•                  integrating different commercial practices and company cultures in order to provide a unified and superior client experience in each of our territories in Brazil;

•                  streamlining human resources and different management structures, while retaining highly qualified personnel;

•                  integrating different accounting, information technology and management systems;

•                  integrating procurement processes and maintaining strong relations with suppliers;

•                  maintaining client loyalty while consolidating marketing processes; and

•                  encountering unforeseen expenses, delays or liabilities that could exceed the savings that we seek to achieve from the elimination of duplicative expenses and cost savings.

The integration process itself presents significant management challenges and is time consuming and disruptive, as it requires coordination of operations in different geographic locations in Brazil.  As a result, the integration process may divert our management’s attention from the day-to-day operation of our core business operations.  Any such diversion could adversely affect our ability to maintain good relations with our customers, suppliers, employees, regulators and other constituencies or otherwise adversely affect our business, financial condition, results of operations and our business prospects.  If we fail to implement the integration with Ipiranga effectively within the timeline contemplated by us, or if for any other reason the anticipated synergies, cost savings and growth opportunities fail to materialize, our business, financial condition, results of operation and business prospects could be materially and adversely affected.

In addition, Ipiranga is party to a series of ongoing administrative tax proceedings in which the Brazilian federal tax authorities have claimed that Ipiranga has unpaid liabilities for value-added taxes on industrialized products (imposto sobre produtos industrializados, or IPI) in an aggregate amount of approximately R$1,379,707,155. Ipiranga disagrees with the Brazilian tax authority’s position and believes that it was entitled to claim IPI tax credits in connection with its purchases of certain exempt inputs from suppliers located in the Manaus Free Trade Zone, and believes that the Brazilian tax authority’s claims are without merit, and intends to defend its position vigorously. With respect to one of such tax proceedings, involving a claim of approximately R$600,000,000 out of the total R$1,379,707,155, our external Brazilian counsel has advised us that it believes Ipiranga’s likelihood of loss should be classified as remote (i.e., less than 20% likelihood), based on a Brazilian judicial court final ruling issued in May 2013 rejecting such claim, although certain additional procedural steps remain to be completed before the claim is definitively dismissed. With respect to the remaining claims, our external Brazilian counsel has advised us that it believes Ipiranga’s likelihood of loss should be classified as possible to remote (i.e., approximately 30% likelihood). Notwithstanding the foregoing, the final outcome of these claims is subject to uncertainty, and it is impossible to predict their final resolution. Notwithstanding the above, the accounting standards related to business combination in terms of distribution of the purchase price, establish that contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed the loss can be generated. According to this criteria, we made an initial provision in the business combination accounting for an amount of R$200.6 million equivalent to approximately Ch$44.9 million. Under the agreement pursuant to which we agreed to acquire the shares of Ipiranga, the sellers agreed to indemnify us for such tax liabilities and established an escrow account, with a duration of five years, in an amount equal to R$207,550,000 to support this indemnification obligation. If Ipiranga were required to pay all or a substantial portion of the amount claimed by the tax authorities, such payment could have a material adverse effect on the value of our investment in Ipiranga and our financial condition and results of operations.

Trademark infringement could adversely impact our beverage business.

A significant portion of our sales derives from sales of soft drinks branded with Coca-Cola trademarks, as well as other trademarks. If other parties attempt to misappropriate trademarks we use, we may be unable to protect these trademarks. The maintenance of the reputation of these brands is essential for the future success of our beverage business. Misappropriation of trademarks we use, or challenges thereto, could have a material adverse effect on our financial performance.

Weather conditions or natural disasters may adversely affect our business.

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of our beverage offerings. Additionally, adverse weather conditions or natural disasters may affect road infrastructure in the countries in which we operate and limit our ability to sell and distribute our products.  For example, in February of 2010 our business experienced a temporary interruption in our production as a result of the 8.8 magnitude earthquake in central Chile.

A severe earthquake or tsunami in Chile could adversely affect the Chilean economy and our network infrastructure.

Chile lies on the Nazca tectonic plate, one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960 which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck the central and south central regions of Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The regions of Bío Bío and Maule were the most severely affected regions, especially the coastal area, which, shortly after the earthquake, was hit by a tsunami that significantly damaged cities and port facilities. The regions of Valparaíso and Metropolitan region were also severely affected. At least 1,500,000 homes were damaged and more than 500 people were killed. According to an initial assessment by the government of Chile, the repair of the resulting damage, excluding damage to port facilities, is likely to take between three and four years and the preliminary assessments of reconstruction costs indicate that they could total approximately US$30 billion. As a result of these developments, economic activity in Chile was adversely affected in March 2010. Legislation was passed to raise the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami, which had an adverse effect on our results. The legislation increased the corporate tax rate from its previous rate of 17.0% to 20.0%.

A severe earthquake and/or tsunami in Chile in the future could have an adverse impact on the Chilean economy and on our production and logistics network, including our business, results of operations and financial condition.

Our insurance coverage may not adequately cover losses resulting from the risks for which we are insured.

We maintain insurance for our principal facilities and other assets. Our insurance coverage protects us in the event we suffer certain losses resulting from theft, fraud, expropriation, business interruption, natural disasters or other similar events or from business interruptions caused by such events. In addition, we maintain insurance policies for our directors and officers.  We cannot assure you that our insurance coverage will be sufficient or will provide adequate compensation for losses that we may incur.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including over the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for digital marketing activities and electronic communications among us and our clients, suppliers and also among our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information.

Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect our financial performance.

International investors generally consider Argentina and Paraguay, and to a lesser extent Chile and Brazil, to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil, Argentina and Paraguay and their evaluation of securities of companies located in these countries.

During periods of heightened investor concern regarding emerging market economies, in particular Argentina and to a lesser extent Brazil and Paraguay, have experienced significant outflows of U.S. dollars.

In addition, in these periods Brazilian, Argentine and Paraguayan companies have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets, which have negatively affected the prices of the aforementioned countries’ securities. Although economic conditions are different in each of the emerging-market countries, investors’ reactions to developments in one of these countries may affect the securities of issuers in the others, including Chile. For example, adverse developments in other developing or emerging market countries may lead to decreased investor interest in investing in Chile or in the securities of Chilean companies.

Our business may be adversely affected if we fail to renew collective bargaining labor agreements on satisfactory terms or experience strikes or other labor unrest.

A substantial portion of our employees is covered by collective bargaining labor agreements.  These agreements generally expire every one, two or three years, as the case may be. Our inability to renegotiate these agreements on satisfactory terms could cause work stoppages and interruptions, which may adversely impact our operations.  The terms and conditions of existing or renegotiated agreements could also increase our costs or otherwise have an adverse effect on our operational efficiency. We experience periodic strikes and other forms of labor unrest through the ordinary course of business. For example, in 2008 we experienced a strike in our production facilities in Chile, which lasted for a period of approximately two weeks, and which had a significant effect on our production capacity. We cannot assure you labor interruptions or other labor unrest will not occur in the future. If we experience strikes, work stoppages or other forms of labor unrest at any of our production facilities, our ability to supply finished beverages to customers could be impaired, which would reduce our net operating revenues and could expose us to customer claims.

Our business is subject to extensive regulation, which is complex and subject to change.

We are subject to local regulations in each of the territories in which we operate. The principal areas in which we are subject to regulation are water, environment, labor, taxation, health, consumer protection, advertising and antitrust. Regulation could also affect our ability to set prices for our products. The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. Further changes in current regulations may result in increased compliance costs, which may have an adverse effect on our results or financial condition.

In the past, voluntary price restraints or statutory price controls have been imposed in several of the countries in which we operate. Currently there are no price controls applicable to our products in any of the territories in which we operate, other than in Argentina, where there are voluntary price restraints. There are currently no published laws or regulations imposing price controls on our products in Argentina. Nonetheless, we have complied with the request by Argentine government authorities to maintain prices of certain products sold through supermarkets. The imposition of these restrictions or voluntary price restraints in Argentina or other territories may have an adverse effect on our results and financial condition.  We cannot assure you that government authorities in Argentina or in any country in which we operate will not impose statutory price controls, or that we will not be asked to accept further voluntary price restraints in the future.

We may be required to incur considerable expenses in order to comply with various environmental laws and regulations. Such expenses may have a material adverse effect on our results of operations and financial position.

We are subject to various environmental laws and regulations that apply to our products and activities. If these environmental laws and regulations are strengthened or newly established in jurisdictions in which we conduct our businesses, we may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material adverse effect on our results of operations and financial position. To the extent we determine that it is not financially sound for us to continue to comply with such laws and regulations, we may have to curtail or discontinue our activities in the affected business areas.

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation due to our failure to adequately communicate the impact of any such proceeding or its outcome to the investor and business communities.

In the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant.  In addition, Ipiranga is party to a series of ongoing administrative tax proceedings in which the Brazilian federal tax authorities have claimed that Ipiranga has unpaid liabilities for value-added taxes on industrialized products (imposto sobre produtos industrializados, or IPI) involving aggregate claims of a significant amount, as described under “—Risks Relating to our Acquisition of Ipiranga—We may not be able to realize the anticipated benefits of our acquisition of Ipiranga.”  Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business. Ineffective communications, during or after these proceedings, could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities.

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

For example, in Chile, a tax reform became effective in 2011, pursuant to which there was a temporary increase in the general corporate income tax rate from 17% to 20% for the income accrued in 2011, to finance reconstruction after an 8.8 magnitude earthquake in central Chile in February of 2010. Pursuant to an amendment issued in 2012, this increase to the general corporate income tax rate was made permanent.

It is worth mentioning that the executive branch recently sent a tax reform project to the legislative branch for discussion. Among other changes, the reform proposes an increase to the taxes paid by the Company on profits originating from Chile from which the dividends are paid ( the “First Category Taxes”) from 20% to 25% (progressively, 21% for the 2014 business year, 22.5% for 2015, 24% for 2016 and a permanent 25% rate beginning 2017). In addition, for non-residents, the reform proposes that they pay tax on an accrued basis beginning the 2017 business year.  If the reform is approved, nonresident owners of ADRs representing stock of Chilean companies will keep the current taxable rate, but the withholding tax must be declared and paid during the year in which the company generates the earnings. For these purposes, the reform establishes that Chilean companies must perform tax withholdings at the time the earnings are generated equivalent to 35% less the corresponding credit for the corporate Tax paid over those same earnings.  The same reform proposes to increase the additional tax on non-alcoholic beverages with sugar from 13% to 18% upon the enactment of the law.

In November 2012, the government of the Province of Buenos Aires, Argentina, adopted Law No. 14,394, which increased the tax rate applied to revenue from products sold within the Province of Buenos Aires. For products manufactured in the territory of the Province of Buenos Aires, Law No. 14,394 increased the tax rate from 1% to 1.75%, and for products manufactured in any other Argentine province, from 3% to 4%. In January 2013, the government of the Province of Chubut, Argentina, adopted Law No. XXIV-62, which increased the tax rate applied to revenue from products sold within the Province of Chubut and manufactured in any other Argentine province from 3% to 4%. In December 2012, the government of the Province of La Pampa, Argentina, adopted Law No. 2,700, which increased the tax rate applied to revenue from products sold within the Province of La Pampa and manufactured in any other Argentine province, from 1.5% to 2.5%. In January 2013, the government of the Province of Mendoza, Argentina, adopted Law No. 8,523, which increased the tax rate applied to revenue from the sale of mineral water bottled in any other Argentine province and sold within the Province of Mendoza from 4% to 6%. In January 2013, the government of the Province of Río Negro, Argentina, adopted Law No. 4,816, which increased the tax rate applied to revenue from products sold within the Province of Río Negro and manufactured in any other Argentine province from 1.8% to 3%.

Given the high tax burden in Brazil, the government provides certain tax incentives to attract investment to certain territories, particularly for manufacturers and other companies operating and investing in Brazil. However, these incentive programs may be modified or terminated, thereby increasing our cost of operations in Brazil. In addition, the federal taxes applied on the production and sale of beverages in Brazil are based on the national average retail price, calculated based on a yearly survey of each Brazilian beverage brand, combined with a fixed tax rate and a multiplier specific for each class of presentation (glass, plastic or can). On October 1, 2012, a number of changes to the federal taxes on beverages became effective. These changes include the increase of the rates used to calculate taxes on soft drinks sold in cans or glass bottles. Under these changes, the rates for cans increased from 30.0% to 31.9%, and as of October 2014, the rates will further be increased gradually to 38.1% by October 1, 2018. The rates for glass bottles increased from 35.0% to 37.2%, and as of October 2014, the rates will be increased gradually to 44.4% by October 1, 2018. In addition, the amendment suspended the 50% production tax benefit that had previously applied to juice-added soft drinks, and raised the rate for such beverages to the level currently applied to cola beverages. In addition to the changes in the federal sales taxes on soft drinks, there was a reduction in the federal production tax rate on concentrate, from 27.0% to 20.0%. This reduction reduces the tax credit on the purchase of concentrate.  As of May 2013, the 50% reduction in the production tax that had benefited juice-added soft drinks prior to October 2012 was fully restored for soft drinks with guaraná juice, and for all other juice-added soft drinks, a partial 25% reduction in the production tax was granted as of such date.

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile.

40.3% of our assets as of December 31, 2013 and 31.3% of our net sales for the year ended December 31, 2013 corresponded to our operations in Chile.  Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile.

Lingering negative effects of the global economic crisis may continue to adversely affect the Chilean economy, and unfavorable general economic conditions could negatively affect the affordability of and demand for some of our products. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products or buying low cost “B brands” offered by competitors. Any of these events could have an adverse effect on our business, financial condition and results of operations.

According to data published by the Central Bank, the Chilean economy grew at a rate of 6.0% in 2011, 5.6% in 2012 and 4.2% in 2013. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

We cannot assure you that Chile’s economy will continue to grow in the future, nor can we assure you that future developments in or affecting the Chilean economy will not impair our ability to successfully carry out our business plan or materially adversely affect our business, financial condition or results of operations.

Inflation in Chile and government measures to curb inflation may disrupt our business and have an adverse effect on our financial condition and results of operations.

Although Chilean inflation has decreased in recent years, Chile has experienced high levels of inflation in the past. The annual rates of inflation in Chile, which in 2011, 2012 and 2013 were 4.4%, 1.5% and 3.0%, respectively, as measured by changes in the consumer price index and as reported by the INE (Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics), could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations if we are unable to increase our prices in line with inflation. We cannot assure you that Chilean inflation will not revert to prior levels in the future.

The measures taken by the Central Bank to control inflation have often included maintaining a conservative monetary policy with high interest rates, thereby restricting the availability of credit and economic growth. Inflation, measures to combat inflation, and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are UF-denominated or are indexed to the Chilean consumer price index, and we cannot assure you that, under competitive pressure, we will be able to realize price increases, which could adversely impact our operating margins and operating income. Additionally, an important part of our financial debt is UF-denominated, and therefore the value of the debt reflects any increase of the inflation in Chile.

The Chilean peso is subject to depreciation and volatility, which could adversely affect our business.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our operations and financial results. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. The main drivers of exchange rate volatility in past years were the significant fluctuations of commodity prices, as well as general uncertainty and trade imbalances in the global markets. In 2011, the Chilean peso appreciated mainly resulting from worsening financial conditions in certain Eurozone countries and higher volatility in global financial markets. The more recent exchange rate volatility has also been driven by uncertainty about the Eurozone’s financial situation and its effects on global growth. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future.

Based on the Observed Exchange Rates for U.S. dollars as of December 31, 2011, 2012 and 2013, the Chilean peso depreciated 10.9%, appreciated 7.6% and depreciated 9.3% relative to the U.S. dollar in nominal terms, respectively.

Risks Relating to Brazil

Our business operations in Brazil are dependent on economic conditions in Brazil.

36.1% of our assets as December 31, 2013 and 32.3% of our consolidated net sales for the year ended December 31, 2013 corresponded to our operations in Brazil.  Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.  The Brazilian economy is also affected by international economic and market conditions in general, especially economic and market conditions in the United States.  Similarly to other emerging market countries, the Brazilian currency depreciated significantly during 2013, attributed in part to an outflow of capital related to the expectation that the United States Federal Reserve will reduce or end its “quantitative easing” economic stimulus measures.  The Brazilian economy is therefore subject to uncertainties and risks related to changes in economic conditions and policy measures in countries such as the United States and China, as well as the European Union and elsewhere.

In recent years, the Brazilian economy has experienced a decline in GDP growth.  After growing at a rate of 7.5% in 2010, GDP increased by 2.7% in 2011 and 1.0% in 2012.  In mid-2013, Brazil cut its outlook for GDP growth to 2.5% from 3% in 2013, and to 4% from 4.5% for 2014.  During 2013, the Brazilian economy has also experienced rising inflation, partially resulting from a significant depreciation in the value of its currency.  In late August of 2013, the real traded as low as R$2.45 per U.S. dollar, its lowest point since 2008 and a decline of approximately 20% since December 31, 2012.  Increased inflation and decreased economic growth have also contributed to an increase in social unrest, including public protests.  In late August 2013, the Central Bank of Brazil announced new policy measures, including interventions in foreign exchange markets designed to prevent the real from depreciating further, as well as raising Brazil’s benchmark interest rate, designed to prevent a further increase in inflation.  However, the effect of such policy measures are subject to significant uncertainties, and we cannot provide any assurance that these measures will be effective in causing an improvement in economic conditions, or that they will not lead to unintended, adverse effects on the Brazilian economy.

The Brazilian government exercises significant influence over the Brazilian economy, which together with historically volatile Brazilian political, social and economic conditions, could adversely affect our financial condition and results of operations.

The Brazilian government has intervened in the Brazilian economy and occasionally makes significant changes to monetary, tax and credit policies, among others. The Brazilian government’s measures to control inflation, stimulate economic expansion and implement other policies have included, among others, salary and price controls, appreciation or depreciation of the Brazilian real, foreign exchange adjustments, control over remittances abroad and intervention by the Central Bank of Brazil to change the basic interest rates. We cannot foresee or control which measures or policies the Brazilian government may adopt in the future. Our activities, financial and operating results, as well as our estimates may be adversely affected by changes in the policies adopted by the Brazilian government, as well as by general factors, including, but not limited to:

•                  Brazilian economic expansion;

•                  inflation;

•                  interest rates;

•                  variation in foreign exchange rates;

•                  foreign exchange rate control policies;

•                  liquidity of domestic capital and debt markets;

•                  tax policy and changes in tax laws; and

•                  other political, diplomatic, social and economic guidelines or events in Brazil or otherwise affecting the country.

Changes and uncertainties with respect to the implementation of the aforementioned governmental policies may contribute to uncertainties in Brazil.

In 2011, a new presidential term began, which raised the possibility of the introduction of new economic and social policies at the federal and state levels. Historically, changes in government have brought changes to Brazilian economic policy.  As of mid-2013, the Brazilian economy had experienced declining GDP growth, as well as a depreciated currency and increased inflation.  In late August 2013, the Brazilian central bank announced new policy measures, including interventions in foreign exchange markets designed to prevent the real from depreciating further, as well as raising Brazil’s benchmark interest rate, designed to prevent a further increase in inflation.  However, the effect of such policy measures are subject to significant uncertainties, and we cannot provide any assurance that these measures will be effective in causing an improvement in economic conditions, or that they will not lead to unintended, adverse effects on the Brazilian economy.

Any unfavorable policy changes by the Brazilian government could adversely affect us.  Uncertainty over whether the Brazilian government will implement changes in policy or laws affecting these and other factors in the future may contribute to economic uncertainty in Brazil.  These factors, as well as uncertainties about the policies or regulations to be adopted by the Brazilian government with respect to these factors may adversely affect us, including our activities and financial performance.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil, adversely affecting the operations of Andina Brazil, which could adversely impact our financial condition and results of operations.

Brazil has historically experienced extremely high rates of inflation. Inflation, and several measures taken by the Federal Government in order to control it, combined with speculation about possible government measures, had significant negative effects on the Brazilian economy. Historically, the annual inflation rates recorded in Brazil before 1995 were extremely high, and included periods of hyperinflation. The annual rate of inflation measured by the price index known as the IPCA (Índice Nacional de Preçosao Consumidor Amplo) was 4.31% in 2009, 5.91% in 2010, 6.50% in 2011 and 5.84% in 2012. For the year ended December 31, 2013 the IPCA was 5.91%. Considering this history and the uncertainty around the Brazilian government’s policies, we cannot provide any assurance that inflation rates in Brazil will not increase.

Inflationary pressures may result in governmental interventions in the economy, including policies that could adversely affect the general performance of the Brazilian economy, which, in turn, could adversely affect our business operations in Brazil. Inflation may also increase our costs and expenses, and we may be unable to transfer such costs to our customers, reducing our profit margins and net income. In addition, inflation could also affect us indirectly, as our customers may also be affected and have their financial capacity reduced. Any decrease in our net sales or net income, as well as any reduction in our financial performance, may also result in a reduction in our net operating margin. Our customers and suppliers may be affected by high inflation rates and such effects on our customers and suppliers may adversely affect us.

The Brazilian real is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

The Brazilian currency has fluctuated over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange market and floating exchange rate systems. Although long-term devaluation of the real is generally related to the rate of inflation in Brazil, the devaluation of the real over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. For example, the real depreciated 15.7% in 2001 and 34.3% in 2002 against the U.S. dollar. However, the real appreciated 13.4%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively. In 2008, as a result of the worsening global economic crisis, the real depreciated 24.2% against the U.S. dollar, closing at R$2.34 to US$1.00 on December 31, 2008. In 2009, the real appreciated 34.2% against the U.S. dollar, closing at R$1.74 to US$1.00. In 2010, the real appreciated 9.6% against the U.S. dollar, closing at R$1.666 to US$1.00 on December 31, 2010. In 2011, the real depreciated against the U.S. dollar, closing at R$1.866 to US$1.00 on December 31, 2011. In 2012, the real depreciated against the U.S. dollar, closing at R$2.0435 to US$1.00 on December 31, 2012. In 2013, the real depreciated against the U.S. dollar, closing at R$2.3426 to US$1.00. We cannot guarantee that the real will not again depreciate or appreciate against the U.S. dollar in the future. In addition, we cannot guarantee that any deprecation or appreciation of the real against the U.S. dollar or other currencies will not have an adverse effect on our business.

Any depreciation of the real against the U.S. dollar could create additional inflationary pressure, which might result in the Brazilian government adopting restrictive policies to combat inflation. This could lead to increases in interest rates, which might negatively affect the Brazilian economy as a whole, as well as our results of operations, in addition to restricting our access to international financial markets. It also reduces the U.S. dollar value of our revenues. On the other hand, future appreciation of the real against the U.S. dollar might result in the deterioration of Brazil’s current and capital accounts, as well as a weakening of Brazilian GDP growth derived from exports.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

10.4% of our assets as of December 31, 2013 and 29.0% of our net sales for the year ended December 31, 2013 corresponded to our operations in Argentina. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our business operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. During 2001 and 2002, Argentina went through a period of major political, economic and social instability, which led to a partial default by Argentina in the payment of its sovereign debt, and the devaluation of the peso in January 2002, after over ten years of parity with the U.S. dollar. Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this recovery is sustainable. This is mainly because recent economic growth was initially dependent on a significant devaluation of the Argentine peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. According to the INDEC (Instituto Nacional de Estadísticas y Censos, or the National Statistics and Census Institute), GDP growth in real terms in Argentina 9.2% in 2010, 8.9% in 2011, 1.9% in 2012 and 3.0% in 2013. We cannot assure you that Argentine GDP will increase or remain stable in the future. The economic crisis in Europe, the international demand for Argentine products, the stability and competitiveness of the Argentine peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable and relatively low rate of inflation and the future political uncertainties, among other factors, may affect the development of the Argentine economy.

Political and economic instability in Argentina may recur, which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

In the period from 1998 through 2003, Argentina experienced acute economic difficulties that culminated in the restructuring of substantially all of Argentina’s sovereign indebtedness. A succession of presidents was inaugurated during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures. Argentina’s GDP contracted 10.9% in 2002. Beginning in 2003, Argentine GDP began to recover and from 2004 to 2008 recorded an average rate of growth of 8.4%.

The global economic crisis of 2008 led to a sudden economic decline, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and lack of consumer and investor confidence, which have forced the Argentine government to adopt different measures, including the tightening of foreign exchange controls, the elimination of subsidies to the private sector and the proposal for new taxes.

Moreover, the Argentine government may increase its level of intervention in certain areas of the economy. For example, in May of 2012, the Argentine government nationalized YPF S.A., Argentina’s largest and previously Spanish-owned oil company. Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. In the future, the level of governmental intervention in the economy may continue, which may have adverse effects on Argentina’s economy and, in turn, our business, results of operations and financial condition.

The Argentine government could impose certain restrictions on currency conversions and remittances abroad, which could affect the timing and amount of any dividends or other payment we receive from our Argentine subsidiary.

In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures, which included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including for purposes of paying principal and interest on debt and distributing dividends. Although most of these restrictions were eased in the past, as a consequence of the increase of the demand in Argentina for U.S. dollars and the capital flows out of Argentina during 2011, the Argentine government imposed additional restrictions on the purchase of foreign currency and on certain transfers of funds from Argentina and reduced the time required to comply with certain transfers of funds into Argentina.

Under current Argentine law, we may declare and distribute dividends with respect to our Argentine subsidiary and Argentine banks may lawfully process payments of those dividends to us and other non-resident shareholders. Our declaration and distribution of dividends is subject to certain statutory requirements and must be consistent with our audited financial statements. The processing of payment of dividends by Argentine banks is subject to Argentine Central Bank regulations, including verification of our Argentine subsidiary’s compliance with foreign debt and direct investment disclosure obligations. In addition to statutory and administrative rules affecting our Argentine subsidiary’s payment of dividends, during 2012 the Argentine government imposed discretionary restrictions on Argentine companies as part of a policy to limit outbound transfers of U.S. dollars. These de facto restrictions essentially halted dividend payments to non-resident shareholders. The Argentine government has begun to relax these restrictions. Nonetheless, we cannot assure you that we will be able to cause our Argentine subsidiary to distribute dividends to its non-resident shareholders now or in the foreseeable future, despite otherwise meeting all statutory and regulatory requirements for payment.

Argentina’s government may impose certain restrictions on imports, which could have an impact in our operations.

Pursuant to a resolution of the Argentine Federal Tax Authority (“Administración Federal de Ingresos Públicos—AFIP”), since February 2012, prior to the execution of any purchase order or similar document, Argentine importers are required to file before the AFIP a “Prior Import Statement” (Declaración Jurada Anticipada de Importación) providing information on future imports. Compliance with this requirement will be verified by the Argentine customs upon arrival of the goods into Argentina and will be a condition for the authorization of the payment of the purchase price by the Argentine financial entities. Although this is intended merely as an information regime, it may be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services, and could result in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. The imposition of this regime may restrict the imports of goods and services of our Argentine subsidiaries which may adversely affect our financial conditions or results of operations.

Inflation in Argentina may adversely affect our operations, which could adversely impact our financial condition and results of operations.

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. According to the INDEC, the official annual rates of inflation for the years 2010, 2011, 2012 and 2013 were 10.9%, 9.5%, 10.8% and 10.9%, respectively. Moreover, after changes in personnel and in the methodology used to calculate the consumer price index at the INDEC in 2007, the accuracy of its measurements has been put in doubt by economists and investors, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. If it is determined that it is necessary to correct the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on our operations and financial condition.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that foster economic growth. In addition, high inflation or a high level of price instability may materially and adversely affect the business volume of the financial system. This result, in turn, could adversely affect the level of economic activity and employment in the country.

High inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Argentine peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia, the Stabilization Coefficient Index, or “CER Index,” a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country’s financial obligations. A high level of uncertainty with respect to these economic indicators, and a general lack of stability with respect to inflation, could cause a shortening of contract terms and affect the ability of businesses to plan and make decisions, thereby potentially materially and adversely affecting economic activity and lowering consumers’ and individuals’ income and their purchasing power, all of which could have a material adverse effect on our financial condition and operating results.

Due to a default by Argentina on its debt obligations in 2001 and related litigation, the ability of Argentina and private sector companies in Argentina to obtain financing and to attract direct foreign investment is and will continue to be limited, which may have material adverse effects on the economy and our financial performance.

Argentina has very limited access to foreign financing. In December 2001, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (and continues to owe a substantial portion of this amount to the Paris Club and to other financial institutions). As of December 31, 2013, Argentina’s total public debt amounted to approximately $28.4 billion (excluding the debt in default to bondholders).

In addition, the foreign shareholders of several Argentine companies, including public utilities, and bondholders filed claims that exceeded US$20 billion with the International Centre for Settlement of Investment Disputes, or “ICSID.” During 2013, approximately US$ 680 million of these claims were settled.  As of the date hereof, approximately US$ 15 billion in claims remains pending.

In addition, pursuant to an order dated February 23, 2012, as amended by an order dated November 21, 2012, the United States District Court for the Southern District of New York granted an injunction requiring Argentina to pay the holders of the defaulted debt as a precondition to making a single interest payment under the restructured debt. The injunction further required Argentina to pay into an escrow account over $1.3 billion prior to making the payment of the restructured debt on the December 15, 2012 scheduled payment. Upon appeal by Argentina, on August 23, 2013 the U.S. Court of Appeals for the Second Circuit upheld the lower court order requiring Argentina to pay holdout bondholders as a condition to payments to holders of restructured debt. On September 11, 2013, Argentina’s Congress approved an open-ended bond swap offer that would allow holders of the remaining 7% of bonds still outstanding after the country’s 2002 default (as well as participating bondholders) to exchange their instruments for new bonds governed by Argentine Law. On October 3, 2013, the U.S. District Court for the Southern District of New York ordered Argentina to desist from the exchange offer.  Argentina has appealed the Second Circuit’s ruling to the Supreme Court and has appealed the District Court’s order to desist from implementing the exchange offer. This substantial uncertainty on the outstanding defaulted debt limits the access of Argentina to foreign financing in the international markets. Without access to international private financing, Argentina may not be able to finance its obligations, which could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could adversely affect Argentina’s economic growth and public finances, which could, in turn, adversely affect our operations in Argentina, our financial condition and the results of our operations.

The Argentine peso is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

After several years of price stability in Argentina, the devaluation of the Argentine peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. The devaluation had an adverse effect on the ability of Argentine companies to make timely payments on their foreign currency denominated obligations, generated high inflation throughout 2002, significantly reduced real salaries and had an adverse effect on companies that were focused on the domestic market, such as public service companies and financial companies. It also adversely affected the ability of the government to honor its foreign debt obligations. During 2013, the official exchange rate in Argentina further depreciated 32.65% against the U.S. dollar with respect to the official exchange rate as of the end of 2012.

In order to ensure the level of reserves of the Banco Central de la República Argentina (“BCRA”), the Argentine government implemented in late 2011 a series of measures aimed at maintaining the level of the BCRA reserves. To that effect, during the last quarter of 2011, 2012 and 2013, new measures were implemented to limit the purchase of foreign currency made by private companies and individuals. Access to the foreign exchange market requires authorization of the tax authorities, among other restrictions. As a result, the implied exchange rate in the quotation of Argentine securities that trade in foreign markets and in the local market increased significantly. The BCRA reserves are expected to hit an eight-year low in January 2014. Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies, which could partially or totally reduce the current gap between the exchange rate published by the BCRA and the implied exchange rate. We cannot predict how these conditions will affect the consumption of our products or our ability to meet our Argentine subsidiary’s liabilities denominated in currencies other than the Argentine peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the Argentine peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests. In November of 2012 there was a general strike led by opposition trade unions. The social unrest increased during the last months of 2012, and in December 2012 additional riots occurred, in addition to lootings to shops and supermarkets in various cities around the country.

Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

The reform of the retirement and pension integrated system has materially and adversely affected the local capital markets and may materially and adversely affect our ability to obtain liquidity for our operations.

In November 2008, the Argentine government eliminated the private retirement system. The elimination of this system created a significant change in the operations of the local capital markets, as the private retirement funds were significant institutional investors in respect of local issuances of debt. The elimination of institutional investors and the related sources of funding from the local market could materially and adversely affect our future ability to access capital through the domestic capital markets to fund the operations of our Argentine subsidiaries. In addition, the nationalization of the private retirement funds has adversely affected investor confidence in Argentina, which may impact our Argentine subsidiaries’ ability to access the capital markets in the future.

The government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Due to the high levels of inflation, labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in the minimum salary and during the beginning of 2013, organized labor has agreed with employers’ associations on salary increases between 22% and 25%. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future, which could have a material and adverse effect on our expenses and business, results of operations and financial condition.

Changes in Argentine tax laws may adversely affect the results of our operations.

The Argentine government is currently developing a bill to amend the income tax law denominated “Anti-Evasion Plan III.” Pursuant to the proposed bill, among other things, deductible losses (that can be deducted within the following five years) would be limited to 30% of the gains earned in each fiscal year; capital gains obtained from foreign individuals or entities from the sale, exchange or disposition of shares and other securities would be subject to the income tax at a rate of 35%; and payments made to individuals or entities located or incorporated in countries with no income taxation would be subject to withholding at a rate of 35% and would not be deductible. If these amendments are passed into law, the limitations on the deductions may adversely affect the results of our Argentine subsidiaries’ operations; and the taxation of the capital gains will adversely impact the results of the sale or disposition of our Argentine subsidiaries’ shares.

Risks Relating to Paraguay

Our business operations in Paraguay are dependent on economic conditions in Paraguay.

13.2% of our assets as of December 31, 2013 and 7.4% of our net sales for the year ended December 31, 2013 corresponded to our operations in Paraguay.  Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

The GDP of Paraguay for 2013 increased approximately 12% compared to the previous year, after having decreased 1.2% in 2012. In 2011 the GDP increased approximately 4%.

The decrease in GDP in 2012 was heavily influenced by the effects of a severe drought on the agricultural industry during 2011 and 2012, mainly on soybeans, corn and sunflower crops. In addition, there was an outbreak of foot and mouth disease detected in the last months of 2011, which resulted in the closing of markets for Paraguayan meat and a reduction in the levels of slaughtering activity during the first half of 2012. This reduction was reversed during the second half of 2012.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Inflation in Paraguay during 2013 was 3.7%, below the levels for 2012 and 2011, which were 4.0% and 4.9%, respectively, remaining below the maximum target of 7.5%.  An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income. We cannot assure you that inflation in Paraguay will not increase significantly.

The Paraguayan guaraní is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Banco Central de Paraguay, or Paraguay Central Bank (“BCP”), actively participates in the exchange market in order to smooth abrupt oscillations.  In 2012 the local currency depreciated 5.9%, while in 2013, it appreciated 3.0%. Nevertheless, the guaraní experienced substantial volatility during 2012. It appreciated during the first quarter, depreciated by 11% during the second and third quarters, as a result of lower export earnings, and stabilized towards the last quarter of the year, closing 2012 with an appreciation of approximately 3%. A significant depreciation of the local currency could adversely affect our financial situation and financial results, as 25% of our total costs of raw materials and supplies are in U.S. dollars, as well as impact other expenses such as professional fees and maintenance costs.

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

The market for our shares may be volatile and illiquid.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$265,150 million at December 31, 2013 and an average monthly trading volume of approximately US$3,640 million for 2013. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

ITEM 4.                         INFORMATION ON THE COMPANY

A.                                    HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Our legal name is Embotelladora Andina S.A., and our commercial name is Andina. We were incorporated and organized on February 7, 1946 under the Chilean Companies Law as a sociedad anónima (stock corporation). An abstract of our bylaws is registered with the Registro de Comercio de Santiago (Public Registry of Commerce of the City of Santiago) under No. 581 of the year 1946. Pursuant to our bylaws, our term of duration is indefinite.

Our shares of common stock are listed and traded on the Santiago Stock Exchange, on the Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) and the Bolsa de Comercio de Valparaiso (the Valparaiso Stock Exchange). Our Series A and Series B ADRs representing our Series A and Series B shares, respectively, are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida Miraflores 9153, Piso 7, Renca, Santiago, Chile. Our telephone number is +56-2-2338-0520 and our website is www.koandina.com.

Our depositary agent for the ADRs in the United States is The Bank of New York Mellon Corporation, located at One Wall Street, New York, New York 10286. Our depositary agent’s telephone number is (212) 815-2296. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, United States, and its phone number is (302) 738-6680.

History

Chile

In 1941, The Coca-Cola Company licensed a private Chilean company to produce Coca-Cola soft drinks in Chile and production began in 1943. In 1946, the original licensee withdrew from the license arrangement and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile.

Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although no longer the sole Coca-Cola bottler in Chile, we have been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period of 66 years.

In 1998, we purchased from The Coca-Cola Company a 49% stake in Vital. Concurrently, The Coca-Cola Company purchased Vital’s mineral water springs located in Chanqueahue, 80 miles south of Santiago. As part of the transaction, the Vital bottler agreement was replaced with a Minute Maid International Inc., juice bottler agreement and a new mineral water bottling agreement with The Coca-Cola Company. Vital Aguas S.A., (“VASA”), was created in 2005 and was focused on developing and packaging juice, non-carbonated beverages, mineral water and purified water. Andina, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. own 56.5%, 26.4% and 17.1%, respectively, of the outstanding capital of VASA.  During January of 2011, the juice business was restructured, allowing the incorporation of the other Coca-Cola bottlers in Chile to the property of Vital S.A. which changed its name to Vital Jugos S.A.  Andina, Embonor S.A. and Embotelladoras Coca-Cola Polar S.A. own 57%, 28% and 15%, respectively, of the outstanding capital of Vital Jugos S.A. After our merger with Embotelladoras Coca-Cola Polar, Embonor exercised a repurchase option for a percentage of Vital and VASA, equivalent to 7.0% and 7.1%, respectively and as a result we currently own 65% and 66.5% of Vital and VASA, respectively.

In 2001, we entered into a joint venture with Cristalerías de Chile to produce PET bottles.  On January 27, 2012, Coca-Cola Embonor through its subsidiary, Embonor Empaques S.A. acquired Cristalerías de Chile’s stake equivalente to a 50% ownership interest in Envases CMF.

Brazil

Andina Brazil, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Andina Brazil for approximately US$120 million and contributed an additional US$31 million to Andina Brazil’s capital immediately after the acquisition to repay certain indebtedness of Andina Brazil.  In 2000, we purchased through Andina Brazil, a Coca-Cola franchise license for a territory in Brazil comprising the State of Espírito Santo and part of the States of Rio de Janeiro and Minas Gerais (NVG), for US$74.5 million. NVG was merged into Andina Brazil in 2000, and its operations were integrated with Andina Brazil in 2001.

In 2004, Andina Brazil entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Indústria do Amazonas Ltda., for (1) an exchange of franchising rights, goods and other assets of Andina Brazil in the territory of Governador Valadares in the State of Minas Gerais, and (2) other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçu in the state of Rio de Janeiro, which were previously owned by Companhia Mineira de Refrescos S.A.

In 2007, The Coca-Cola Company along with the Coca-Cola bottlers in Brazil create a joint venture, Mais Indústria de Alimentos, in order to enhance the non-carbonated business for the entire System in that country, and in 2008 The Coca-Cola System acquired a second company that produces non carbonated beverages called Sucos del Valle do Brasil Ltda.  These two companies merged in 2011 and SABB (Sistema de Alimentos y Bebidas do Brasil) was created.

In 2010, The Coca-Cola Company along with the Coca-Cola bottlers in Brazil acquired Leão Junior S.A. through a joint venture.  Leão Junior S.A. is one of several companies that produces Matte Leão.  This company has a consolidated presence and market share within the ready-to-drink teas category in Andina Brazil’s territory. In November, 2012 Andina Brazil acquired a 40% stake in Sorocaba Refrescos S.A., a Coca-Cola bottler located in the state of Sao Paulo, for R$146,946,004.

During 2013, there was a restructuring of the juice and mate business, pursuant to which the companies in which Rio de Janeiro Refrescos Ltda. held an interest were merged. As a result of the restructuring Rio de Janeiro Refrescos Ltda. ended up with a 9.57% ownership interest in Leon Alimentos y Bebidas Ltda., the legal successor of these companies. This percentage increased to 10.87% as a result of our acquisition of, and subsequent merger with, Compañía de Bebidas Ipiranga that held an ownership interest in Leon Alimentos y Bebidas Ltda.

Argentina

Production of Coca-Cola soft drinks in Argentina began in 1943 with operations in the province of Córdoba, Argentina, through Inti S.A.I.C., ( “INTI”). In July 1995, we, through an investment company incorporated in Argentina called Inversiones del Atlántico S.A., (“IASA”), acquired a 59% interest in EDASA, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A. These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., (“Romesa”). In 1996, we acquired an additional 35.9% interest in EDASA, an additional 78.7% interest in Inti, a 100% interest in Cipet located in Buenos Aires (a PET plastic bottle and packaging business) and a 15.2% interest in Cican S.A. During 1997, the operations of Romesa were merged with INTI. In 1999, Edasa was merged into IASA. In 2000, IASA was merged into INTI, forming Embotelladora del Atlántico S.A. (“EDASA”). In 2002, Cipet merged into EDASA. During 2007, EDASA’s ownership interest in Cican S.A. was sold to FEMSA.

During 2011, EDASA resolved the division of part of its equity to form a new company, Andina Empaques Argentina S.A., transferring all activities and assets necessary for the development of EDASA’s Packaging Division.  Accounting and tax effects began January 1, 2012.  Likewise, since November 1, 2012, EDASA as the surviving company, began a merger with Coca-Cola Polar Argentina S.A. as the non-surviving company.

Currently, EDASA is the Coca-Cola bottler in the provinces of Entre Rios, San Luis, San Juan, Mendoza, part of Santa Fe and part of Buenos Aires (San Nicolás y Ramallo), also, and as a result of the aforementioned merger and the amendment of the license agreement entered into by The Coca-Cola Company and EDASA during June 2013, EDASA is now the Coca-Cola bottler in the provinces of Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego Antarctica and South Atlantic Islands and certain parts of the province of Buenos Aires.

Paraguay

PARESA is the first authorized Coca-Cola Bottler Company in Paraguay, which started its operations in May 13, 1965. In 1967, Plant 1 opened with a capacity of 400,000 annual unit cases. In 1980, the Barcequillo Plant - located on Km 3.5 Barcequillo of the Ñemby route, in the City of San Lorenzo- was opened, reaffirming and applying the concept of the highest end technology of bottling. Beginning in 2004, PARESA became property of the Grupo Polar from Chile, continuing its operations in the Paraguayan market. On October 1, 2012, PARESA became part of Grupo Coca-Cola Andina due to the merger of Embotelladoras Coca-Cola Polar S.A. into Embotelladora Andina S.A.

Recent Acquisitions

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in: Chile, servicing territories in the II, III, IV, XI and XII regions; Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western zone of the province of Buenos Aires; and Paraguay, servicing the whole country. The merger was made in order to reinforce our leadership position among Coca-Cola bottlers in South America.

Prior to closing, the merger was approved by the shareholders of both of the companies, as well as the Chilean Superintendence of Securities and Insurance, and The Coca-Cola Company. The terms of the merger prescribed the exchange of newly issued Company shares at a rate of 0.33269 Series A shares and 0.33269 Series B shares, for each outstanding share of Polar. Prior to the finalization of the merger and the approval of the Shareholder Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed with charge to 2011 income. The dividends distributed by the Company and Polar amounted to Ch$28,155,862,307 and Ch$29,565,609,857 respectively, that represented Ch$35.27 per each share of the Series A and Ch$38.80 per each share of the Series B.

The physical exchange of shares took place on October 16, 2012, with which former shareholders of Polar then had a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the actual control over day-to-day operations of Polar transferred to the Company as of October 1, 2012, and the Company began consolidating Polar’s operations from that date forward. Additionally and as a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, we indirectly acquired additional ownership interest in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. that added to its previous ownership interest in those entities. Our current ownership enables it to exercise control over these entities, and thus incorporate them into the consolidation of the financial statements beginning October 1, 2012.

On October 11th, 2013, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. (“Coca-Cola Andina”) in Brazil, closed the acquisition of 100% of the capital stock of Companhia de Bebidas Ipiranga (“Ipiranga”) in an all-cash transaction. Ipiranga is also a Coca-Cola bottler with operations in part of the States of São Paulo and part of the State of Minas Gerais. This acquisition was previously arranged between the parties through an agreement signed on July 10th, 2013. The final price paid amounted R$1,155,445,998. Ipiranga is a leading bottler of The Coca-Cola System in Brazil that operates in certain territories of the states of São Paulo and Minas Gerais. During 2012, its sales volume amounted to 89.3 million unit cases, with revenues amounting to R$695 million, and an EBITDA of R$112 million.

Capital Expenditures

During 2013, we used external financing for the acquisition of Ipiranga, to cover temporary cash shortages and other corporate purposes.

The following table sets forth our capital expenditures by territory and line of business for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$
Chile:
Soft drinks	72,669	53,249	53,087
Other beverages	—	1,487	4,458

Brazil:
Soft drinks	28,951	36,109	49,410
Packaging	—	—	7,310

Argentina:
Soft drinks	18,801	44,682	35,882
Other beverages	3,780	—	9,199
Packaging	2,730	2,152	7,190

Paraguay:
Soft drinks	—	6,085	8,844
Other beverages	—	—	1,732
Packaging	—	—	6,585

Total	126,931	143,764	183,697

During 2013, we made disbursements totaling Ch$5,045 million (unaudited figures) for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies. For further details please refer to Note 28 of our consolidated financial statements filed herewith.

Our total capital expenditures were Ch$183,697 million in 2013 and Ch$143,764 million in 2012.

In 2013, capital expenditures were principally related to the following:

Argentina

•                  Bottles (glass and PET) and bottle cases;

•                  Coolers and post mix equipment;

•                  Logistic Technology Projects ( “LGV”, automatic sorting and picking) (in process);

•                  Expansion of finished product deposit and yard at the Cόrdoba plant (16,000 square meters) and at the San Juan deposit (1,150 square meters)

•                  New production line for Caps (Andina Empaques plant);

•                  New RGB bottling line (Córdoba plant) and OW PET (Trelew plant);

•                  Transformation of existing OW PET lines for productivity improvement (Trelew plant and Bahía Blanca plant)

•                  Transformation of short finish lines;

•                  New preforms injector (Andina Empaques plant);

•                  Processing and warehousing transformation at raw sugar plant; and

•                  Expansion of residual water treatment plant (Cόrdoba plant) (in process).

Brazil

•                  Purchase of land in Duque de Caxias for the construction of a new production facility:

•                  Purchase of land in downtown Rio de Janeiro for the construction of a new distribution center;

•                  REF PET and glass returnable bottles and bottle cases;

•                  Coolers and post-mix equipment for the point of sale;

•                  Machinery to increase efficiency and production capacity;

•                  Acquisition of distribution trucks and automobiles for the sales force.

Chile(1)

•                  Returnable bottles (glass and PET) and bottle cases;

•                  Refurbishing of the Carlos Valdovinos distribution center;

•                  Implementation project of the new Renca plant; and

•                  Machinery to improve efficiency and production capacity;

•                  Blender equipment Line N°3, assembly and start-up (Vital Jugos);

•                  Expansion of warehouses for finished products, including coating and roofing (drive in positions) (Vital Jugos);

•                  N°3 aseptic pasteurizers for new 1.5, 0.75 and 0.5 liter formats (Vital Jugos);

•                  Pneumatic empty bottle transportation Line N°2, acquisition, assembly and start-up (Vital Jugos);

•                  Additive dissolution system batch production. Almix b-300-2000V, includes equipment (Vital Jugos);

•                  Osmosis plant capacity increase 25-35m3 (Vital Jugos);

•                  On line control and recording physical-chemical parameters treated water (Vital Jugos);

•                  Ice bank up grade (Vital Jugos);

•                  Acquisition of 80,000 liter storage tank for sugar (Vital Jugos);

•                  Acquisition of CIP switchboard for supplies’ area, expansion to simultaneous 2nd service (Vital Jugos);

(1)  Including former “water and juices” section in Chile based on VASA and Vital Jugos S.A.

•                  Acquisition and start up of GA-75- USDP Atlas Copco compressor (Vital Jugos);

•                  Acquisition of 4 combustion forklifts (Vital Jugos);

•                  Waste water plant improvement - filtering with worms (Vital Aguas);

•                  Construction of ladies’ bath rooms and dressing rooms dispatch area (Vital Aguas);

•                  Implementation of sensorial laboratory (Vital Aguas);

•                  Acquisition of Visiocard Line 3 (Vital Aguas);

•                  Acquisition of Co2 flow-meter measurer (Vital Aguas)

•                  Refurbishing and expansion of the Cafeteria (Vital Aguas);

•                  Refurbishing of personnel facilities (Vital Aguas)

Paraguay

•                  New production line for sensitive products fully operating;

•                  Transformation of production lines for short finish;

•                  New simple syrup plant with greater capacity

•                  Miebach project, expansion of storehouse for finished products;

•                  Expansion of juice deposit

•                  New storehouse for coolers;

•                  Infrastructure layout improvement in distribution centers.

B.                                    BUSINESS OVERVIEW

We believe we are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We believe we are the largest bottler of Coca-Cola trademark beverages in Chile, the second largest in Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay. In 2013, we recorded consolidated net sales of Ch$1,199,620 million and total sales volume of 633.5 million unit cases of Coca-Cola soft drinks.

In addition to our soft drinks business, which accounted for 79% of our consolidated net sales during 2013, we also: (i) produce and distribute fruit juices, other fruit-flavored beverages and mineral and purified water in Chile and Argentina under trademarks owned by The Coca-Cola Company; (ii) produce flavored waters and other carbonated beverages under trademarks owned by The Coca-Cola Company; (iii) manufacture polyethylene terephthalate (“PET”) bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina; (iv) distribute non carbonated beverages in Brazil such as herbs, fruit juices, energy drinks, sport drinks and waters, under trademarks owned by The Coca-Cola Company; (v) distribute beer in Brazil under the brands Amstel, Bavaria, Birra Moretti, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Murphy’s, Sol and Xingú; (vi) distribute beer in the south of Argentina; and (vii) distribute spirits in the south of Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2013.

Per capita consumption data for a territory is determined by dividing total beverage sales volume, excluding the sales to other Coca-Cola bottlers within the territory by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of our products consumed annually per capita. One of the factors we use to evaluate the development of local volume sales in our territories and to determine product potential is the per capital consumption of our beverages.

Our Product Overview

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories. The following table sets forth our brands as of December 31, 2013:

	Chile	Brazil	Argentina	Paraguay
Colas:
Coca-Cola	✓	✓	✓	✓
Coca-Cola Light	✓		✓
Coca-Cola Light Plus
Coca-Cola Zero	✓	✓	✓	✓
Coca-Cola Life	✓		✓

Flavored Soft Drinks:
Crush			✓	✓
Fanta	✓	✓	✓	✓
Hugo
Inca Kola	✓
Kuat		✓
Nordic Mist	✓
Quatro	✓		✓

Sprite	✓	✓	✓	✓
Schweppes		✓	✓	✓
Tai	✓

Juice:
Andina
Cepita			✓
Del Valle		✓
Frugos				✓
Minute Maid 100%
Sabores Caseros

Water:
Aquarius		✓	✓	✓
Benedictino	✓
Bonaqua			✓
Crystal		✓
Dasani			✓	✓
Glaceau
Vital

Other:
Black Fire			✓
Burn	✓	✓		✓
Cantarina	✓
Chá Leão
Epikai
Fuze			✓
Gladiator
Guaraná Leão
Infusions

I9		✓
Kapo		✓
Kin (with and without gas)			✓
Leão Ice Tea		✓
Matte Leão		✓
Nestea
Nutri Defensas
Powerade		✓	✓	✓

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

Reporting Segments

The following discussion analyzes our product sales and customers by reporting segments.

Chile

In Chile, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the metropolitan region of Santiago and the neighboring provinces of Cachapoal and San Antonio, as well as the regions of Antofagasta, Atacama, Coquimbo, Aisén and Magallanes.  Chile accounted for 30.8% and 31.3% of our volumes and consolidated net sales, respectively, during 2013.

Soft Drinks. Our Chilean soft drink operations accounted for net sales in 2013 of Ch$357,175 million. We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2011		2012		2013
	Ch$	CUs	Ch$	CUs	Ch$	CUs

Colas	197,610	104.6	228,651	114.4	243,176	118.7
Flavored soft drinks	57,826	30.5	71,023	35.5	113,999	55.7
Total	255,436	135.1	299,673	149.9	357,175	174.4

As of December 31, 2013, we sold our products to approximately 64,000 customers in Chile. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2011	2012	2013
	(%)
Mom & Pops(1)	53	51	58
Supermarkets	17	20	25
On Premise	11	13	10
Wholesale distributors	19	16	7
Total	53	100	58

(1) Mom & Pops: are all the neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, the provide informal credit and products are available in smaller formats.

Other Beverages.  In addition to Coca-Cola soft drinks, through Vital Jugos S.A., we produce and sell juices, other fruit flavored beverages, ready-to-drink tea and sports drinks, and through Vital Aguas S.A. we produce and sell mineral water and purified water. Juices are produced and sold under the brands Andina del Valle (juices and fruit nectars), Kapo (juice drink), Aquarius (flavored water), Fuze Tea (ready-to-drink tea), Glaceau Vitamin Water (water with added vitamins and minerals) and Powerade (isotonic).

Waters are produced and sold under the brands Vital (mineral water) as sparkling, still and lightly carbonate; Dasani (purified water) as sparkling, still and lightly carbonated and Benedictino (purified water) as sparkling and still.

In 2013, net sales of waters and juices in Chile represented 7.9% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$120,472 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and as of October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the consummation of the Ipiranga acquisition on October 1, 2013.  Brazil accounted for 31.8% and 32.3% of our volumes and consolidated net sales, respectively, during 2013.

Soft Drinks. The Brazilian soft drink operations accounted for net sales of Ch$359,501 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2011		2012		2013
	(in millions)
	Ch$	CUs	Ch$	CUs	Ch$	CUs
Colas	302,278	148.5	280,829	154.7	271,159	154.8
Flavored soft drinks	63,326	35.0	78,287	43.1	88,342	50.4
Total	365,604	183.5	359,116	197.8	359,501	205.2

As of December 31, 2013, we sold our products to approximately 85.000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2011	2012	2013
	(%)
Mom & Pops	22	24	25
Supermarkets	28	30	32
On Premise	26	22	22
Wholesale distributors	24	24	21
Total	100	100	100

Other Beverages. We distribute beer under the Amstel, Birra Moretti, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Murphys, Sol, Xingu and Bavaria labels. We also distribute water under the labels Crystal and Aquarius Fresh and sell and distribute ready-to-drink juices under the labels Del Valle Frut, Del Valle Mais, and Kapo; milk and cocoa-based beverages under the Kapo Chocolate brand, energy drinks under the brand names Burn and Gladiator, isotonics under i9 and Powerade brand names and Chá Leão, Leão Ice Tea, Matte Leão, and Guaraná Leão ready-to-drink teas

In 2013, net sales of beer, juices, waters, tea based beverages, isotonics and energy drinks in Brazil were Ch$132,361 million, representing 8.7% of our consolidated net sales.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, part of the Province of Buenos Aires and most of Santa Fé, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz and Tierra del Fuego.  Argentina accounted for 29.4% and 29.0% of our volumes and consolidated net sales, respectively, during 2013.

Soft Drinks. The Argentine soft drink operations accounted for net sales of Ch$389,768 million in 2013. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2011		2012		2013
	(in millions)
	Ch$	CUs	Ch$	CUs	Ch$	CUs
Colas	162,180	101.7	218,878	119.2	291,231	149.8
Flavored soft drinks	46,668	27.9	62,818	34.2	98,537	50.6
Total	208,848	129.6	281,696	153.4	389,768	200.4

As of December 31, 2013, we sold our products to approximately 73,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2011	2012	2013
	(%)
Mom & Pops	50	47	45
Supermarkets	18	20	22
On Premise	3	3	3
Wholesale distributors	29	30	30
Total	100	100	100

Other Beverages. In Argentina, we produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Kin, Bonaqua (sparkling and still mineral water), Aquarius and Quatro Liveana (flavored waters), as well as Powerade in the isotonic segment. With the incorporation of Coca Cola Polar Argentina S.A., we distribute energy drinks under the trademark Black Fire and beers including Palermo, Schneider, Heineken, and Budweiser.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country. Paraguay accounted for 8.0% and 7.4% of our volumes and consolidated net sales, respectively, during 2013.

Soft Drinks. The Paraguayan soft drinks operations accounted for net sales of Ch$94,314 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2012		2013*
	(in millions)
	Ch$	CUs	Ch$	CUs
Colas	16,373	10.1	60,230	34.2
Flavored soft drinks	10,512	6.4	34,084	19.3
Total	26,885	16.5	94,314	53.5

As of December 31, 2013, we sold our products to approximately 51,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2012	2013
	(%)
Mom & Pops	40	45
Supermarkets	9	11
On Premise	22	22
Wholesale distributors	28	22
Total	100	100

Other Beverages. In Paraguay, we produce and distribute juices ready to be consumed under the trademark Frugos. We also manufacture and sell water under the trademarks Dasani (purified water) and Aquarius (flavored water), isotonic drinks like Powerade and energy drinks in disposable glass bottles and cans under the trademark Burn.

Distribution

Chile

Soft Drinks. In Chile, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us (676 trucks) and (ii) our own trucks (34 trucks).  In 2013, 91% was distributed by exclusive distributors and 9% by our own trucks. Distribution of all of Andina Chile’s beverages takes place from distribution centers and production facilities. The 73 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 54.2% of total soft drinks volume in 2013. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 46 days after invoices are issued. On average, accounts receivable from all clients are liquidated on a 30-day term.

Other Beverages. Juices and waters throughout Chile are distributed by means of distribution agreements between The Coca-Cola Company and the Coca-Cola bottlers in Chile. In 2013, Andina distributed approximately 70% of the products of Vital Jugos and Vital Aguas. Under Vital Jugos’ and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory.

Our management believes that our distribution arrangements for waters and juices provide an effective means of distributing those products throughout Chile using the extensive distribution system of the Coca-Cola bottlers. We have a good working relationship with the other Coca-Cola bottler that distribute waters and juices. If the other Coca-Cola bottler was to cease distribution, our management believes it could arrange alternative distribution arrangements, but the transition to the new arrangements could involve significant delays in distributing products and would involve additional costs and an initial reduction in sales.

Brazil

Soft Drinks. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us; (ii) trucks operated by independent transport companies on a non-exclusive basis and (iii) own trucks. In 2013, 7% was distributed by exclusive distributors, 54% by independent transport companies and 39% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities. In 2013, approximately 14% of Andina Brazil’ soft drink sales were paid for in cash at the time of delivery, 4% were paid by check and 82% were paid were paid with other bank securities with an average payment term of 15 days.

Other Beverages. Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Kaiser by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”). In 2006, Femsa acquired from Molson the controlling ownership interest over Kaiser and, in 2010, Heineken acquired the controlling interest of Femsa’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2013, Andina Brazil’s net sales of beer were Ch$43,387 million, of which Bavaria brand beer accounted for 29.9%, Heineken for 25.9%, Kaiser for 40.5%, Sol for 1.6%, and Xingú for 0.3%, and all the other brands accounted for 1.9% of net sales.

The Coca-Cola Company and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola System of beer produced and imported by Heineken. The agreements were signed May 30, 2003, and are renewable for a period of 20 years. Andina Brazil is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except as may be mutually agreed in writing between Andina Brazil and Heineken.

Argentina

Soft Drinks. In 2013, 80% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 20% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2013, approximately 61% of EDASA’s soft drink sales were paid for in cash and 39% were credit sales.

Paraguay

Soft Drinks. PARESA distributed 73% Coca-Cola soft drinks through direct distribution, and 27% through wholesalers distributors. All direct distribution is done by a group of small truck businessmen. In 2013 approximately 61% of sales of Paresa soft drinks were paid in cash and 39% were credit sales.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company — Our business is highly competitive including with respect to price competition which may adversely affect our net profits and margins.” The following table presents the market share of our main competitors in Chile, Brazil, Argentina and Paraguay for the periods indicated:

Market Share

	2011			2012				2013
	Chile	Brazil	Argentina	Chile	Brazil	Argentina	Paraguay*	Chile	Brazil	Argentina	Paraguay
	(%)
Coca-Cola soft drinks	69	57	57	69	59	59	60	67	61	60	61
ECUSA soft drinks	20	—	—	21	—	—	—	21
Pepsi-Cola and 7 Up products	4	4	21	4	5	20	9	5	5	20	11
Pritty products	—	—	8	—	—	7	—			6
Antarctica products	—	12	—	—	12	—	—		13
Brahma products	—	2	—	—	1	—	—		1
Other	7	25	14	6	23	14	31	7	20	14	28
Total	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen, with the exception of Paraguay, where the data is collected by IPSOS.

(*)         In the case of Paraguay, the average market share for October, November and December 2012 published by IPSOS

Chile

Soft Drinks. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the amount of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the major brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and bottled water). Based on reports by A.C. Nielsen, we estimate that in 2013, our average soft drink market share within our franchise territories reached 67.6%.

Other Beverages. Vital Aguas’ principal competitor in the water segment is CCU, but there is also competition from low priced brands (“B-brands”) in the water segment in Chile.  Vital Jugos S.A.’s principal competitors in the juice segment are, Watt’s-CCU, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche S.A.. During 2006, the largest Chilean brewery CCU acquired a 50% ownership interest of the juice brands in Chile, creating a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products competition for our waters and juices business because we believe that these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2013, our market share within our Chilean franchise territories was approximately 33.5% for the juice segment and approximately 44.1% for waters.

Brazil

Soft Drinks. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or Ambev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2013, our average soft drink market share within our Brazilian franchise territories was approximately 60.9%.

Other Beverages. In the beer sector, Andina Brazil’s main competitor is Ambev that during 2013 had a very dominant position in the Brazilian market.

Argentina

Soft Drinks. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is Ambev. The most significant B-brand competitors are: Talca, Pritty and Interlagos. Based on reports by A.C. Nielsen, we estimate that in 2013, our average soft drink market share within our Argentine franchise territories was approximately 60.2%.

Paraguay

Soft Drinks. The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular and the amount of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which has a 15% market share. Local brands in Paraguay represents 22.9% of the soft drink industry. Pepsi, which resumed its operations in Paraguay in November 2011, reached a market share of 10.7% in December 2013, and is produced and marketed by Group Vierci, a local franchisee. Based on reports by IPSOS, we estimate that in 2013, our average soft drinks market share within our Paraguayan franchise territories was approximately 60.5%.

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

Coca-Cola soft drinks are distributed in returnable and non-returnable glass and PET bottles and aluminum cans of various sizes. They are also distributed as post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, in stainless steel and bag-in-box containers. EDASA produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup.

Juices are distributed in non-returnable glass and PET bottles, returnable glass bottles, in bi-laminated sachets, cardboard Tetra Pak containers and bag-in-box as concentrated juice that is mixed with water at the point of sale. Waters are distributed in returnable glass bottles and non-returnable PET bottles.

Sales

In 2013, AEASA had net sales of Ch$13,713 million with sales to EDASA and other related companies amounting to Ch$7,597 million. AEASA also sold PET bottles to third parties accounting for approximately Ch$6,115 million.

Competition

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

PET Agreements

On June 29, 2001, we and Cristalerías de Chile S.A. signed a series of contracts forming a joint venture for the development of a PET production facility in Chile through the formation of Envases CMF S.A. We contributed the assets necessary to further the development of the joint venture. Our subsidiary Andina Inversiones Societarias S.A. holds a 50% stake in the joint venture while Cristalerías de Chile S.A. retains the other 50% interest. On January 27, 2012, Coca-Cola Embonor through its subsidiary, Embonor Empaques S.A. acquired Cristalerías de Chile’s stake equivalent to a 50% ownership interest in Envases CMF.

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

Chile

Soft Drinks. We purchase concentrate at prices established by The Coca-Cola Company. We mainly purchase sugar from Industria Azucarera Nacional S.A., IANSA and to Sucden Chile S.A., although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis. We obtain carbon dioxide gas from Linde Gas Chile S.A. and Praxair. Andina’s affiliate Envases CMF, produces returnable PET bottles and non-returnable PET pre-forms which are blown at our Renca plant. We purchase glass bottles principally from Cristalerías de Chile S.A. and Cristalerías Toro S.A.I.C.  Bottle caps are purchased from Closure Systems International, Alucaps Mexicana S.A. de C.V., Inyecal S.A. and other suppliers.

During 2013, 85% of the variable cost of sales for soft drinks produced by Andina Chile corresponded to main raw materials.  The cost of each raw material within the total of main raw materials is the following: concentrate represents 62%; sugar and artificial sweeteners 21%; non-returnable bottles 10%; bottle caps 3%, carbon dioxide 1% and other raw material 2%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties (“ECSA”) is included within the cost of sales of soft drinks. These costs represent 11% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Other Beverages. The principal raw materials used by Vital Jugos S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 15%, fruit pulp and juices 17%, concentrate 23%, containers 31% and wrapping material 6%, caps 4% and other raw material 4% all of which during 2013 accounted for 80% of total costs for sales of juice, including packaging.

The principal raw materials used by Vital Aguas S.A. in the production of mineral water and purified unflavored and purified flavored water and as a percentage of total raw material costs are: packaging 52%, concentrate 29%, caps 8%, wrapping material 6%, and carbonation 1%, all of which during 2013 accounted for 81% of total costs for sales of water, including packaging.

Brazil

Soft Drinks. Andina Brazil purchases concentrate in the city of Manaus at prices established by The Coca-Cola Company. Manaus has been designated as a duty-free development zone by the Brazilian government. Andina Brazil purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda. It purchases carbon dioxide gas mainly from Companhia White Martins Gases S.A. PET pre-forms from Braspla Ltda., and Amcor Ltda. Glass bottles are purchased from Owens-Illinois; cans are purchased from Rexam and Latapack Ball; metal bottle caps from Aro S.A. and Plastic bottle caps are purchased from Closure Systems International and Rexam.  Andina Brazil purchases water from the municipality of Rio de Janeiro.

During 2013, 77% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 39%; sugar and artificial sweeteners 22%; non-returnable bottles 18%; cans 13%; bottle caps 3%; carbon dioxide 2% and other raw material 3%. Additionally, the cost of soft drinks finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non-returnable glass bottles.

Argentina

Soft Drinks. EDASA purchases concentrate at prices established by The Coca-Cola Company. EDASA purchases sugar mainly from Ing. y Refinería San Martín de Tabacal S.A., Cía. Azucarera Concepción S.A., and Atanor S.C.A.; fructose from Productos de Maíz S.A. and Glucovil S.A. and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. EDASA buys non-returnable and returnable PET bottles from AEASA and glass bottles from Cattorini Hermanos S.A. and Cristalerías de Chile S.A. The plastic caps are purchased from Alusud S.A. and Cristal Pet. and the metal caps are purchased from Metalgráfica Cearense S.A. and Aro S.A. in Brazil. Regarding water supply for the production of soft drinks, EDASA owns water wells and pays a fee to the Dirección Provincial de Aguas Sanitarias.  EDASA also buys stretch wrap from Manuli Packaging Argentina,

Plastiandino S.A., Sanlufilm S.A., Atiles S.A., IPESA Ind. Plast. S.A. and Rio Chico S.A., and carton from Cartocor S.A. and Papeltécica S.A.

During 2013, 72% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is the following: concentrate 59%; sugar and artificial sweeteners 24%; non-returnable bottles 13%; bottle caps 3%, carbon dioxide 1% and other raw materials 1%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 3% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina.

PET Packaging. The principal raw material required for production of PET bottles is PET resin. During 2013, this raw material was mainly from DAK Américas de Argentina S.A. and Cabelma S.A. In 2013, AEASA’s costs for PET resin accounted for 80% of the total variable cost of its sales of PET bottles and preforms.

Paraguay

Soft Drinks. PARESA acquires concentrates at prices established by The Coca-Cola Company. PARESA acquires sugar from Azucarera Paraguaya S.A. carbon dioxide gas is obtained from provider Liquid Carbonic (Praxair). Non-returnable pre-forms are mainly supplied by local provider Inpet, Cristalpet, and from the associate company Andina Empaques de Argentina. The pre-forms are blown in our plant located in San Lorenzo. Glass bottles are bought from Cattorini Hermanos S.A. and Vidriolux. RefPet bottles are purchased from Cristalpet and Andina Empaques de Argentina. Plastic caps are bought from Sinea, and metal caps from Aro S.A. de Brazil. Plastic wrappers are purchased from suppliers Manuli, IPESA, Petropack, Bolsiplast and Anchor Packaging.

During 2013, 81% of the variable cost of sales for soft drinks produced by Paresa corresponded to main raw materials.  The cost of each raw material within the total of main raw materials is the following: concentrate represents 45%; sugar and artificial sweeteners 34%; non-returnable bottles 12%; bottle caps 4%, carbon dioxide 1% and other raw material 5%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

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

During 2013, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

Under the terms of our agreement with Heineken, Heineken undertakes all responsibility for planning and managing advertising, marketing and promotional activities related to beer.  Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken´s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro and Espirito Santo region. Andina Brazil has agreed to devote at least 2.3% of its sales net of taxes of Heineken products to such promotional activities or events.

Channel Marketing

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

Our consolidated total advertising expenditures were Ch$ 31,892 million, Ch$38,667 million and Ch$45,729 million in 2011, 2012 and 2013 respectively.

Bottler Agreements

The Company has entered into Bottler Agreements with The Coca-Cola Company by which it has the license to produce and distribute Coca-Cola brand products within its operating franchise territories in Chile, Brazil and Argentina. The Company’s operations are highly dependent on maintaining and renewing the Bottler Agreements which provide for the production and distribution of Coca-Cola brand products.

The Bottler Agreements are international standard contracts The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages.

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

All distribution must be in authorized containers. The Coca-Cola Company has the right to approve, at its sole discretion, any and all kinds of packages and containers for beverages, including their size, shape and any of their attributes. The Coca-Cola Company has the authority at its sole discretion to redesign or discontinue any package of any of the Coca-Cola products, subject to certain limitations, so long as Coca-Cola soft drinks and other Coca-Cola beverages are not all discontinued at the same time. We are prohibited from producing or handling any other beverage products, other than those of The Coca-Cola Company or other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The Bottler Agreements also impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company and prohibit bottlers from distributing Coca-Cola soft drinks or other Coca-Cola beverages outside their designated territories.

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

Chile

Our licenses for the territories in Chile expire in 2014 and 2018. On December 22, 2005, Vital S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized Vital S.A. to produce, prepare and bottle in packaging previously approved by The Coca-Cola Company the following brands: Andina Frut Andina Nectar, Kapo, Nestea, Fruitopia and Powerade.  The Agreement will expire on December 31, 2015, and sets forth that Andina, and the other Chilean Coca-Cola bottler, Embonor, have the right to purchase products from Vital S.A. as well as produce, package, and sell these products at their respective production facilities. On December 22, 2005, Vital Aguas S.A. and The Coca-Cola Company entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue, Benedictino, Dasani and Aquarius.

Brazil

Our licenses for the territories in Brazil will expire in 2017.

Argentina

Our licenses for the territories in Argentina expire in 2017.

Paraguay

Our licenses for the territories in Paraguay will expire in 2014.

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

Paraguay. Paresa is registered with the Ministry of Industry and Trade in Paraguay, which issues and renews the industrial registry, and its latest renewal expires in 2015.  Food and beverage producers in Paraguay must register with the Ministry of Health, which performs inspections of plants and monitors products in the market. Industries must also have an environmental license issued by the Ministry of Environment, which is the main body responsible for monitoring compliance with environmental laws. In addition to establishing the mandatory employee benefits, include safe working and sanitary conditions at industrial installations within Paraguay. Paresa maintains all of its licenses, permits and registrations issued by these institutions and ensures compliance with the regulations and ordinances of the municipalities where its plant is located.

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

Chile

The Chilean government has several regulations governing environmental matters relating to our operations.

Law 19,300, passed in March 1994, addresses general environmental concerns that may be applicable to our activities and which, if applicable, would require us to hire independent experts to conduct environmental impact studies or declarations of any future projects or activities that could be impacted by the regulations of Law 19,300. This Law creates the National Commission on the Environment, which is supported by regional commissions to supervise environmental impact studies and declarations for all new projects, to enforce the regulations of Law 19,300 and to grant discretionary power to regulators. In January 2010, the law was amended with the enactment of Law 20,417, which created a new environmental institution and created the Ministry of Environment, Environmental Assessment Services, the Superintendence of Environmental Protection and the Environmental Courts, which became effective on December 2012. The Environmental Courts in the Metropolitan Region and in Antofagasta began functioning during 2013.

Brazil

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

In addition, Law No. 6,938 of 1981, known as the Brazilian Environmental Policy, introduced an environmental regime by which no environmental damage is exempt from coverage. The legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9,605 of 1998 or the Environmental Crimes Act.

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

Argentina

The Argentine Constitution, as amended in 1994, allows any individual who believes a third party may be damaging the environment to initiate an action against it. No such action has ever been instituted against us, but we cannot assure you that an action will not be brought in the future. Though provincial governments have primary regulatory authority over environmental matters, municipal and federal authorities also have authority competent to enact decrees and laws on environmental issues. Thus, municipalities can set policy on local environmental matters, such as waste management, while the federal government regulates inter-province environmental issues, such as transport of hazardous waste or environmental matters covered by international treaties.

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

Paraguay

The environmental framework comprises several national and local environmental regulations. The Paraguayan Constitution of 1992 states that everyone has the right to live in a healthy and ecologically balanced environment and has the obligation to preserve it. All damage caused to the environment will carry the obligation to repair and compensate.

Considered the “Mother of Environmental Law” in the country, Law 1561/00 chartered the three primary environmental agencies in Paraguay. These are: the Secretaría del Ambiente (SEAM or the Environmental Department), Consejo Nacional del Ambiente (CONAM or the National Environmetal Counsel), and el Sistema Nacional del Ambiente (SISNAM or National Environmental System). The Law establishes the authorities and responsibilities of the agencies to develop and oversee the national environmental policy.

Of the three, the SEAM is the main environmental institution responsible for the development and implementation of national environmental laws and for monitoring their compliance. The SEAM can apply sanctions, including: warnings, temporary or permanent suspension of authorizations or concessions, confiscations and/or fines. These penalties are applicable regardless of other civil or criminal sanctions or of the revocation of the environmental authorizations granted by SEAM. The CONAM is responsible for investigating and establishing the main goals in the environmental policies, which the SEAM must then implement. The SISNAM is integrated by several bodies, including governmental and municipal agencies and private sector stakeholders, all interested in solving environmental issues. The SISNAM provides a discussion forum for the public and private sectors to work together collectively, developing ideas and plans to promote a sustainable development.

Environmental Impact: Law 294/93 states the rights and obligations that will be triggered by any damage caused to the environment and provides the obligation to restore the environment to its previous state or instead, if that is technically impossible, the corresponding payment or compensation.

Water Resources Act of Paraguay: Law 3239/07 on water resources establishes the sustainable management of all waters (superficial, ground, atmospheric) and the territories that generate such waters, regardless of their location, physical condition or natural occurrence within the Paraguayan territory, in order to make it socially, economically and environmentally sustainable for the people living in the territory of Paraguay. The supervising agency is the SEAM. Superficial and ground waters are property of the State’s public domain. The Law establishes the following order of priority for the use of water: i) fulfillment of the needs of aquatic ecosystems; ii) social use within the home environment; iii) use and enjoyment for agricultural activities, including aquaculture; iv) use and utilization for power generation; v) use and enjoyment for other industrial activities and vi) use and enjoyment for other activities. The use of water for productive purposes is subject to the authorization granted by the State through a permit (for the use of small amounts of water) or through concessions (prior public bidding process), in both cases after the payment of applicable rights. Authorizations may be revoked based on the occurrence of the situations contemplated in the law. Concessions may be expropriated for public benefit, or be terminated in certain situations established by the Law. In addition, a National Registry of Water Resources has been created to keep record of all individuals or legal entities that utilize water resources or engage in activities related to them.

C.                                ORGANIZATIONAL STRUCTURE

The following chart presents in summary form our direct and indirect ownership participations in subsidiaries and affiliates:

The following table presents information relating to the main activity of our subsidiaries and our direct and indirect ownership interest in them as of the date of preparation of this document:

Subsidiary	Activity	Country of Incorporation	Percentage Ownership

Embotelladora Andina Chile S.A.(1)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99

Vital Jugos S.A.(4) and (5)	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00

Vital Aguas S.A.(4) and (5)	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50

Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99

Transportes Andina Refrescos Ltda.	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99

Transporte Polar S.A.(6)	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99

Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00

Subsidiary	Activity	Country of Incorporation	Percentage Ownership

Envases Central S.A.(4)	Manufacture and packaging of all kinds of beverages, and commercialize all kinds of packaging.	Chile	59.27

Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99

Andina Bottling Investments Dos S.A.	Carryout exclusively foreign permanent investments or lease all kinds of real estate.	Chile	99.99

Inversiones Los Andes Ltda.(6)	Invest in all types of real property and chattels	Chile	99.99

Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99

Rio de Janeiro Refrescos Ltda.(9)	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99

Leao Alimentos e Bebidas Ltda. (7)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.87

Sorocaba Refrescos S.A.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00

SRSA Participacoes Ltda.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00

Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32

Embotelladora del Atlántico S.A.(2)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98

Andina Empaques S.A.(2)	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98

Paraguay Refrescos S.A. (6)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Paraguay	97.83

Abisa Corp.	Invest in financial instruments.	British Virgin Islands	99.99

Aconcagua Investing Ltda. (6)	Invest in financial instruments.	British Virgin Islands	99.99

Red de Transportes Comerciales Ltda. (8)	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99

Sociedad de Transportes Trans-Heca Limitada(8)	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99

(1)         At the Extraordinary Shareholders’ Meeting held November 22, 2011, the shareholders of Embotelladora Andina Chile S.A. agreed to increase the capital of the latter from Ch$10,000,000 -divided into 10,000 shares- to Ch$4,778,206,076 -divided into 4,778,206 shares-. It was agreed that the capital increase was to be subscribed and paid by the shareholder Embotelladora Andina S.A. through the contribution of movable goods and real estate property, which are identified in the minutes of the Shareholders’ Meeting. The Shareholders’ Meeting was reduced to public document on November 28, 2011, granted by the notary public of Santiago, Cosme Gomila.

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

(6)         Companies incorporated during 2012, due to the merger with Embotelladoras Coca Cola Polar S.A

(7)         During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda. and Sistema de Alimentos de Bebidas Do Brasil Ltda. into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda

(8)         Companies created to facilitate the restructuring of the distribution process in Chile.

(9)         During the fourth quarter of 2013 Rio de Janeiro Refrescos Ltda. acquired Companhia de Bebidas Ipiranga, which was legally merged into this entity.

D.            PROPERTY, PLANTS AND EQUIPMENT

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties, and facilities in each of the franchise territories:

	Main Use	Surface (Square Meters)
ARGENTINA
Embotelladora del Atlántico S.A.
Córdoba	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	1,009,516
Santo Tomé	Offices / Warehouses	89,774
San Juan	Offices / Warehouses	48,036
Mendoza	Offices / Warehouses	41,579
Rosario	Offices / Warehouses	28,070
Río IV	Cross Docking	7,482
San Luis	Offices / Warehouses	6,069
Bahía Blanca	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	31,280
Chacabuco	Offices / Distribution Centers / Warehouses	5,129
Pergamino	Offices / Distribution Centers / Warehouses / Cross Docking	1,195
General Pico	Offices / Distribution Centers / Warehouses	2,547
Neuquén	Offices / Distribution Centers / Warehouses	5,400
Trelew	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	16,024

Andina Empaques Argentina S.A.
Buenos Aires	Production of PET bottles and preforms	27,043
Total Argentina		1,319,144

BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	249,470

	Main Use	Surface (Square Meters)
Vitória	Offices / Production of Soft Drinks / Warehouses	93,320
Itambi	Centro de Distribución	149,000
Nova Iguaçu	Warehouses	82,618
Bangu	Distribution Centers	44,389
Campos	Distribution Centers	42,370
Cachoeira do Itapemirim	Cross Docking	8,000
Sao Cristovao	Distribution Centers	4,500
Cabo Frio	Distribution Centers	1,985
Sao Pedro da Aldeia	Distribution Centers	10,139
Duque de Caxias	Land for the construction of a plant	2,243,953
Caju 1	Land for the construction of a distribution center	4,866
Caju 2	Land for the construction of a distribution center	8,058
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	238,096
Ribeirão Preto	Distribution Centers	11,110
Franca	Distribution Centers	32,500
Araraquara	Distribution Centers	12,698
Mococa	Distribution Centers	40,056
Ribeirão Preto e Águs da Prata	Real Estate	279,557
São João da Boa Vista, Araraquara e São Paulo	Real Estate	32,506
Total Brazil		3,589,191

CHILE
Embotelladora Andina S.A.
Región Metropolitana	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	483,512
Rancagua	Warehouses	25,920
San Antonio	Warehouses	19,809
Antofagasta	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	34,729
Coquimbo	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	31,383
Pta. Arenas	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	109,517
Coyhaique	Warehouses	5,093
Taltal	Warehouses	975
Tocopilla	Warehouses	562
Calama	Warehouses	10,700
Ovalle	Warehouses	6,222
Vallenar	Warehouses	5,000
Copiapo	Warehouses	26,800

	Main Use	Surface (Square Meters)

Vital Jugos S.A.
Región Metropolitana	Offices / Production of Juices	40,000

Vital Aguas S.A.
Rengo	Offices / Production of Waters	12,375

Envases Central S.A.
Región Metropolitana	Offices / Production of Soft Drinks	50,100
Total Chile		862,697

PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo	Offices / Production of Soft Drinks / Warehouses	275,292
Coronel Oviedo	Offices / Warehouses	32,911
Encarnación	Offices / Warehouses	12,744
Ciudad del Este	Offices / Warehouses	14,620
Total Paraguay		335,567

Total All Franchises		6,106,598

We have full ownership of our properties and they are not subject to material encumbrances.

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2012			2013
	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Chile	301	56	66	327	50.5	64.7
Brazil	307	72	79	389	79	85
Argentina	273	67	80	327	63	73
Paraguay	80	84	86	80	83	85
Other beverages (millions of UCs)
Chile	49	80	98	59	80	98
Argentina	46	37	59	52	33	42
Paraguay	16	80	95	23	70	85
PET packaging (millions of bottles)	750	92	100	809	87	100

(1) Total installed annual production capacity assumes production of the mix of products and containers produced in 2013.

In 2013, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity; we also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations.  At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2013, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 1,257 million unit cases. Our primary facilities include:

•                          through Coca-Cola Andina, in the Chilean territory, four soft drink production facilities with ten production lines in Renca, five production lines in Antofagasta, three production lines in Coquimbo and two production lines in Punta Arenas with total installed annual capacity of 327 million unit cases (26% of our total installed annual capacity);

•                          through Vital Jugos in the Chilean territory, one fruit juice production facility, with fifteen production lines, with total installed annual capacity of 41 million unit cases (3.3% of our total installed annual capacity);

•                          through Vital Aguas in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 18 million unit cases (1.4% of our total installed annual capacity);

•                          through Rio de Janeiro Refrescos in the Brazilian territory, three soft drink production facilities with 24 production lines with total installed annual capacity of 389 million unit cases (31.0% of our total installed annual capacity);

•                          through Embotelladora del Atlántico in the Argentine territory, three soft drink production facilities with seventeen production lines with a total installed annual capacity of 327 million unit cases (26.0% of our total installed annual capacity); and two facility for the production of juices with five production lines that covers the needs of our franchise with a total installed annual capacity of 16,4 million unit cases (1.3% of our total installed annual capacity), and one production line for waters and sensistive products with a total installed annual capacity of 35.3 million unit cases (2.8% of our total installed annual capacity);

•                          through Andina Empaques Argentina S.A. in the Argentine territory one production facility for bottles and preforms that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors and three bottle blowers with a total installed annual capacity of 90 million (injector 13 start up occurred in October 2013). Additionally a new line for caps was installed with an installed capacity of 400 million units.

•                          through Paresa in the Paraguayan territory, one production facility located in San Lorenzo, with eight production lines with a total installed annual capacity of 80 million unit cases (6.4% of our total installed annual capacity); and two tetra pack lines with a total installed annual capacity of 23 million unit cases (1.8% of our total installed annual capacity).

ITEM 4A.                UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                                    OPERATING RESULTS

Results of Operations

Set forth below is a discussion and analysis of our results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012.  On October 11, 2013, Andina Brazil consummated its acquisition of Ipiranga and we began consolidating the results of the operations of Ipiranga into our consolidated financial statements as of October 1, 2013. Additionally, on October 1, 2012, the merger with Polar was finalized and we began consolidating the results of the operations of Polar into our consolidated financial statements as of the same date. As a result, our consolidated results of operations for the year ended December 31, 2013 are not fully comparable to our consolidated results of operations for December 31, 2012.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil, Argentina and Paraguay.  Our consolidated financial results for the year ended December 31, 2013 include the results of Polar and its subsidiaries located in Chile, Argentina and Paraguay.  Our consolidated financial results for the year ended December 31, 2013 also include the results of Ipiranga (only the fourth quarter). Our subsidiaries outside Chile prepare their financial statements in accordance with IFRS and, to comply with local regulations, in accordance with generally accepted accounting principles of the country in which they operate.  Our consolidated financial statements reflect the results of the subsidiaries outside of Chile, translated into Chilean pesos (our functional and reporting currency) and are presented in accordance with IFRS.  IFRS requires assets and liabilities to be translated from the functional currency of each entity to the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized.

Summary of Results of Operations for the Year ended December 31, 2012 and the Year ended December 31, 2013

The following tables set forth our sales volume, net sales and gross profit for the year ended December 31, 2012, compared to the year ended December 31, 2013:

	Year ended December 31,
	2011	2012	2013
	(millions of unit cases(1))
Sales volume:
Chile	158.0	185.4	234.7
Soft drinks	135.1	149.9	174.4
Mineral water	10.6	16.8	30.0
Juices	12.4	18.6	30.3
Beer	—	—	0.1
Brazil	205.1	225.0	242.6
Soft drinks	183.5	197.8	205.2
Mineral water	4.5	5.8	6.2
Juices	13.4	16.2	22.9
Beer	3.7	5.2	8.4
Argentina	138.4	167.0	224.4
Soft drinks	129.6	153.4	200.4
Mineral water	6.2	9.8	18.0
Juices	2.6	3.8	6.0
Paraguay	—	18.8	61.2
Soft drinks	—	16.5	53.5
Mineral water	—	1.5	4.4
Juices	—	0.8	3.4

(1)         Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters

	Year ended December 31,
	2011		2012		2013
	Ch$ millions	% of Total	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	304,948	31.0	374,873	32.0	477,918	31.4
Brazil	445,693	45.4	451,597	38.5	491,861	32.3
Argentina	232,223	23.6	315,336	26.9	441,229	29.0
Paraguay	—	—	32,028	2.7	112,254	7.4
Inter-country eliminations(1)	—	—	(1,541)	(0.1)	(1,581)	(0.1)
Total net sales	982,864	100.0%	1,172,293	100.0%	1,521,681	100.0%

(1)         Eliminations represent intercompany sales.

The following table sets forth our results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2013.

	Year ended December 31,
	2012		2013		2013
	Ch$ millions	% of net sales	Ch$ millions	% of net sales	US$ Millions(1)	% of net sales
Net sales	1,172,293	100.0	1,521,681	100.0	3,071	100.0
Cost of sales	(698,955)	(59.6)	(914,818)	(60.1)	(1,846)	(60.1)
Gross profit	473,338	40.4	606,864	39.9	1,225	39.9
Distribution, administrative and sales expenses	(319,174)	(27.2)	(435,579)	(28.6)	(879)	(28.6)
Other (expense) income, net(2)	(27,290)	(2.3)	(58,051)	(3.8)	(118)	(3.8)
Income taxes	(38,505)	(3.3)	(22,966)	(1.5)	(46)	(1.5)
Net income	88,269	7.5	90,267	5.9	182	5.9

(1)         Translation of U.S. dollar amounts, solely for the convenience of the reader.

(2)         Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total
M Ch$	2012	2013	2012	2013	2012	2013	2012 (1)	2013	2012	2013	2012	2013

Net sales	374,873	477,918	451,597	491,861	315,336	441,229	32,028	112,254	-1,541	-1,581	1,172,293	1,521,681
Cost of sales	-224,024	-283,988	-272,89	-308,359	-181,924	-250,551	-21,658	-73,5	1,541	1,581	-698,955	-914,818
Gross profit	150,849	193,93	178,707	183,502	133,412	190,678	10,37	38,753			473,338	606,864
Distribution, administrative and selling expenses	-93,164	-127,311	-114,06	-124,383	-101,321	-155,211	-5,75	-23,7			-314,295	-430,605
Corporate expenses											-4,879	-4,975

(1)             Only fourth quarter 2012 figures.

Overview

The merger with Embotelladoras Coca-Cola Polar (“Polar”) took place on October 1, 2012, pursuant to which we increased our ownership interest in Vital, Vital Jugos and ECSA, incorporating them into our consolidated results as of that date, as well as the results of Polar for the fourth quarter of 2012. The Ipiranga acquisition was consummated on October 11, 2013 and their results are included in our consolidated results as of October 1, 2013. For this analysis we define “Organically” as without taking into account the M&A activity associated with the Polar and Ipiranga acquisitions.

Net Sales

We had sales volumes of 763.0 million unit cases during the year ended December 31, 2013, a 28.0% increase compared to 596.2 million unit cases during in 2012.  Volumes for soft drinks increased 22.4%, and volumes for juices, beer and waters increased 59.0%, 61.4% and 72.1%, respectively, in each case during the year ended December 31, 2013, compared to 2012.  Organically, our sales volume increased 2.0%, which was comprised of a 0.1% increase in soft drinks volume, and increases in juices and waters volumes of 3.4% and

34.9%, respectively, while the beer volume decreased 4.4%. The merger with Polar and the Ipiranga acquisition contributed 51.1 million unit cases in 2012 and 207.0 million unit cases in 2013.

We had net sales of Ch$1,512,681 million during the year ended December 31, 2013, a Ch$349,389 million, or 29.8% increase compared to Ch$1,172,293 million during 2012.  Organically, our net sales increased 3.1%, mainly as a result of (i) increased volumes, mainly soft drinks in Argentina and waters in Chile and in Argentina and (ii) increased prices in Brazil and Argentina, and partially offset by (i) a decrease in soft drink volumes in Chile and Brazil and (ii) currency translations into Chilean pesos, resulting from an appreciation of the Chilean peso against the Brazilian real and the Argentine peso.

Soft drinks represented 79% of net sales during the year ended December 31, 2013, compared to 82% during 2012.

Chile

We had sales volumes in Chile of 234.7 million unit cases during the year ended December 31, 2013, a 26.6% increase compared to 185.4 million unit cases during 2012.  Volumes for soft drinks in Chile increased 16.3%, and volumes for juices and waters in Chile increased by 62.7% and 78.5%, respectively, in each case during the year ended December 31, 2013, compared to 2012.  Excluding the effect of our merger with Polar, sales volume increased 0.3%, mainly as a result of a 33.1% increase in water volumes, partially offset by the decrease of 1.6% in soft drink volumes and 12.4% decrease in juice volumes. The merger with Polar contributed 18.7 million unit cases in 2012 (where we incorporated only the fourth quarter of 2012 into our results) and 67.5 million unit cases in 2013 (where we incorporate full year 2013 results).

Our market share for soft drinks during the year ended December 31, 2013, according to A.C. Nielsen Company, was 67.6% (in terms of volumes), compared to 69.4% for 2012, and 70.0% (in terms of average sales), compared to 72.1% during 2012.

We had net sales in Chile of Ch$477,918 million during the year ended December 31, 2013, a Ch$103,045 million, or 27.5% increase compared to Ch$374,873 million during 2012.  Excluding the effect of our merger with Polar, which represented Ch$137,785 million, our net sales in Chile increased 1.3%, mainly as a result of (i) higher revenues per unit case and (ii) the aforementioned increase in volume sold.

We had net sales of soft drinks in Chile of Ch$357,175 million during the year ended December 31, 2013, a Ch$57,502 million, or 19.2% increase compared to Ch$299,673 million during 2012.  We had net sales of juices and waters in Chile of Ch$120,472 million during the year ended December 31, 2013, a Ch$45,570 million, or 60.6% increase compared to Ch$74,902 million during 2012.Beer sales in 2013 accounted for Ch$271 million, while in 2012 they reached Ch$298 million.

Brazil

We had sales volumes in Brazil of 242.6 million unit cases during the year ended December 31, 2013, a 7.8% increase compared to 225.0 million unit cases during 2012.  Volumes for soft drinks in Brazil increased 3.7%, volumes for waters increased 5.7%, volumes for juices increased 41.6% and volumes for beer increased 59.6% , in each case during the year ended December 31, 2013, compared to 2012. Excluding the effect of our merger with Ipiranga, sales volume decreased 3.6%, mainly as a result of a 4.6% decrease in soft drinks volumes, a 4.3% decrease in mineral water volumes and a 6,2% decrease in beers volume, which were partially offset by an 9.7% increase in juices volumes. The decrease in our soft drinks volumes was mainly due to (i) unfavorable macroeconomic conditions in Brazil; (ii) food inflation above overall inflation, which reduced the purchasing power of our consumers; and (iii) unfavorable weather conditions. The Ipiranga acquisition contributed 25.7 million unit cases in 2013 (where we incorporated only the fourth quarter of 2013 into our results).

Our market share for soft drinks in Brazil during the year ended December 31, 2013, according to A.C. Nielsen Company, was 58.4% (in terms of volumes), compared to 59.1% during 2012, and 66.4% (in terms of average sales), compared to 66.9% during 2012.

We had net sales in Brazil of Ch$491,861 million during the year ended December 31, 2013, a Ch$40,265 million, or 8.9% increase compared to Ch$451,597 million during 2012.  Excluding the effect of the Ipiranga acquisition, which represented Ch$49,354 million, our net sales in Brazil decreased 2.0%, mainly as a result of (i) the currency translation into Chilean pesos, resulting from a 7.7% depreciation of the Brazilian real against the Chilean peso, based upon the average exchange rate for the year ended December 31, 2013 compared to 2012; and (ii) decreased volumes, mainly with respect to soft drinks.  This decrease was partially offset by higher prices.

We had net sales of soft drinks in Brazil of Ch$359,501 million during the year ended December 31, 2013, a Ch$384 million, or 0.1% increase compared to Ch$359,116 million during 2012.  We had net sales of juices, water and beer in Brazil of Ch$132,361 million during the year ended December 31, 2013, a Ch$39,880 million, or 43.1% increase compared to Ch$92.480 million during 2012.

Argentina

We had sales volumes in Argentina of 224.4 million unit cases during the year ended December 31, 2013, a 34.4% increase compared to 167.0 million unit cases during 2012.  Volumes for soft drinks in Argentina increased 30.7%, volumes for juices increased 59.2% and volumes of waters increased 83.2%, in each case during the year ended December 31, 2013, compared to 2012.  Excluding the effect of our merger with Polar, sales volumes increased 12.1%, comprised of an 8.3% increase in soft drinks volumes, a 39.3% increase in juices volumes and a 63.1% increase in waters volumes. The merger with Polar contributed with 13.7 million unit cases in 2012 (where we incorporated only the fourth quarter of 2012 into our results) and 52.4 million unit cases in 2013 (where we incorporate full year 2013 results).

Our market share for soft drinks in Argentina during the year ended December 31, 2013, according to A.C. Nielsen Company, was 60.4% (in terms of volumes), compared to 59.2% during 2012, and 66.0% (in terms of average sales) compared to 65.1% during 2012.

We had net sales in Argentina of Ch$441,229 million during the year ended December 31, 2013, a Ch$125,893 million, or 39.9% increase compared to Ch$315,336 million during 2012.  Excluding the effect of our merger with Polar, which represented Ch$120,829 million, our net sales in Argentina increased 13.3%, mainly as a result of (i) increased volumes; and (ii) price increases, partially offset by currency translations into Chilean pesos, resulting from a 15.3% depreciation of the Argentine peso against the Chilean peso, based upon the average exchange rate for the year ended December 31, 2013 compared to 2012.

We had net sales of soft drinks in Argentina of Ch$389,768 million during the year ended December 31, 2013, a Ch$108,072 million, or 38.4% increase compared to Ch$281,696 million during 2012.  We had net sales of juices and waters in Argentina of Ch$45,346 million during the year ended December 31, 2013, a Ch$21,519 million, or 90.3% increase compared to Ch$23,827 million during 2012.

Paraguay

We had sales volumes in Paraguay of 61.2 million unit cases during the year ended December 31, 2013, a 225.3% increase compared to 18.8 million unit cases during 2012.  This increase is because we began the consolidation of Polar figures as of the fourth quarter of 2012, after the consummation of the merger, while in 2013 we consolidated the full year figures.

Our market share for soft drinks in Paraguay during the year ended December 31, 2013, according to Ipsos ASI, was 60.6% in terms of volumes compared to 60.2% during the fourth quarter of 2012 and 69.0% in terms of average sales compared to 69.5% during the fourth quarter of 2012.

We had net sales in Paraguay of Ch$112,254 million during the year ended December 31, 2013, a Ch$80,226 million, or 250.5% increase compared to Ch$32,028 million during 2012. Sales increased mainly we began to consolidate Polar figures as of the fourth quarter of 2012 after the consummation of the merger in 2012, while in 2013, we consolidated the full year figures.

We had net sales of soft drinks in Paraguay of Ch$93,314 million during the year ended December 31, 2013, a Ch$67,429 million, or 250.8% increase compared to Ch$26,885 million during the fourth quarter of 2012.  We had net sales of juices and waters in Paraguay of Ch$17,940 million during the year ended December 31, 2013, a Ch$12,796 million, or 248.8% increase compared to Ch$5,144 million during the fourth quarter of 2012.

Cost of Sales

Our cost of sales was Ch$914,818 million during the year ended December 31, 2013, a Ch$215,863 million, or 30.9% increase, compared to Ch$698,955 million during 2012. The cost of sales per unit case increases 2.3% in the same period.  Excluding the effect of the merger with Polar and the Ipiranga acquisition, which represented Ch$262,671 million of our cost of sales in 2013 and Ch$64,203 million in 2012, our cost of sales increased 2.7% compared to 2012.  This increase was mainly due to (i) an increase in the percentage of distributed products (juices and waters) in our product mix in Argentina, Brazil and Chile, which have a greater cost per unit case; (ii) an increase in labor costs, mainly in Argentina and Brazil, (iii) the depreciation of the local currencies of Argentina and Brazil relative to the U.S. dollar, which increases our effective cost of raw materials denominated in U.S. dollars; (iv) increased depreciation of capital goods, corresponding to plant and equipment in Argentina and Chile and (iv) higher cost of concentrate in Argentina and Brazil. These effects were partially offset by lower cost of sales in Chile and the depreciation of local currencies, which reduced our costs when converted into Chilean pesos. Our cost of sales represented 60.1% of net sales for the year ended December 31, 2013, compared to 59.6% for 2012.

Chile

Our cost of sales in Chile was Ch$283,988 million during the year ended December 31, 2013, a Ch$59,963 million, or 26.8% increase compared to Ch$224,025 million during 2012. The cost of sales per unit case increases 0.1% in the same period.  Excluding the effect of our merger with Polar, which contributed Ch$88,908 million to our cost of sales during the year ended December 31, 2013, and Ch$25,400 million in 2012, our cost of sales decreased 1.8% compared to 2012. The decrease in our cost of sales, without considering the effect of the incorporation of Polar, was mainly due to (i) reduced costs of supplies, in particular from decreased sugar prices on the international markets, which explains 55% of the decrease of the cost of sales per unit case; (ii) a decrease in our cost of products purchased from third parties, resulting from the commencement of the production of soft drinks in 250 cc and 591 cc PET bottles at our Renca plant, which explains 88% of the decrease of the cost of sales per unit case, and (iii) decreased labor costs resulting from the closing of our Carlos Valdovinos plant, which explains 34% of the decrease of the cost of sales per unit case. The decrease in cost of sales was partially offset, among others by (i) an increased percentage of distributed products (juices and waters) in our product mix, which have a greater cost per unit case; and (ii) increased depreciation charges resulting from the depreciation of the new production lines at our Renca plant.  Our cost of sales in Chile represented 59.4% of net sales in Chile for the year ended December 31, 2013, compared to 59.8% for 2012.

Brazil

Our cost of sales in Brazil was Ch$308,360 million during the year ended December 31, 2013, a Ch$35,470 million, or 13.0% increase compared to Ch$272,890 million during 2012. The cost of sales per unit case increased 4.8% in the same period. Excluding the effect of our merger with Ipiranga, which contributed Ch$35,062 million to our cost of sales during the year ended December 31, 2013, our cost of sales increased 0.1% (an increase of 3.9% per unit case) compared to 2012. This increase in Brazil, without considering the acquisition of Ipiranga, was mainly due to (i) an increase in our product mix of distributed products (juices and waters), which have a greater cost per unit case, which explains 68% of the increase of the cost of sales per unit case; (ii) increased costs of concentrate resulting from a reduction of certain tax incentives beginning in October 2012, which explains 23% of the increase of the cost of sales per unit case; (iii) increased labor costs, which explains 12% of the increase of the cost of sales per unit case; and (iv) the depreciation of the Brazilian real against the U.S. dollar, which increases our cost of raw materials denominated in U.S. dollars such as sugar and PET.  These effects were partially offset by the currency translation into Chilean pesos, resulting from a 7.7% depreciation of the Brazilian real against the Chilean peso, based upon the average exchange rate for the year ended December 31, 2013 compared to 2012.  Our cost of sales in Brazil represented 62.7% of net sales in Brazil for the year ended December 31, 2013, compared to 60.4% for 2012.

Argentina

Our cost of sales in Argentina was Ch$250,551 million during the year ended December 31, 2013, a Ch$68,627 million, or 37.7% increase compared to Ch$181,924 million during 2012. The cost of sales per unit case increased 2.5% in the same period. Excluding the effect of our merger with Polar, which contributed Ch$66,782 million to our cost of sales during the year ended December 31, 2013, and Ch$18,687 million in 2012, our cost of sales increased 12.6% (an increase of 0.4% per unit case) compared to 2012.  The increase in our cost of sales per unit case, without considering the effect of the incorporation of Polar, and in local currency was mainly due to: (i) higher costs of concentrate explained by price increases and higher volume sold, which explains 33% of the increase of the cost of sales per unit case; (ii) can increase in the product mix of distributed products, which explains 22% of the increase of the cost of sales per unit case; (iii) higher labor costs, mainly caused by the increase in real wages and increase of headcount as a result of higher volumes, which explains 11% of the increase of the cost of sales per unit case; and (iv) higher depreciation due to recent investments, which explains 8% of the increase of the cost of sales per unit case. All these effects were partially offset by a decrease in the cost of sugar.  Our cost of sales in Argentina represented 56.8% of net sales in Argentina for the year ended December 31, 2013, compared to 57.7% for 2012.

Paraguay

Our cost of sales in Paraguay was Ch$73,500 million during the year ended December 31, 2013, a Ch$51,842 million, or 239.4% increase compared to Ch$21,658 million during 2012.  Cost of sales increased mainly because in 2012 we began the consolidation of Polar figures as of the fourth quarter of 2012, after the conummation of the merger, while in 2013 we consolidated the full year figures.  Our cost of sales in Paraguay represented 65.5% of net sales in Paraguay for the year ended December 31, 2013, compared to 67.6% for 2012.

Gross Profit

Due to the factors described above, we had gross profit of Ch$606,864 million during the year ended December 31, 2013, a Ch$133,526 million, or 28.2% increase compared to Ch$473,338 million during 2012.  Our gross profit represented 39.9% of our net sales during the year ended December 31, 2013, while in 2012 represented 40.4% of our net sales.  Organically, our gross profit during the year ended December 31, 2013 was $450,893 million, representing 40.9% of our net sales, and a Ch$15,520 million, or 3.6% increase compared to 2012.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$435,579 million during the year ended December 31, 2013, a Ch$116,405 million, or 36.5% increase compared to Ch$319,174 million during 2012.  Excluding the effect of the merger with Polar and the acquisition of Ipiranga,, which represented Ch$118,583 million of our distribution, administrative and sales expenses in 2013, and Ch$27,851 million in 2012, our distribution, administrative and sales expenses increased 8.8% compared to 2012.  This increase in distribution, administrative and sales expenses, excluding the effect of the M&A activity, was mainly due to (i) increased distribution costs in Chile and Brazil; (ii) increased labor costs in Argentina, Brazil and Chile; (iii) increased depreciation charges in Brazil and Chile and; (iv) increased marketing expenses in Argentina.  Our distribution, administrative and sales expenses represented 28.3% of our net sales during the year ended December 31, 2013, compared to 26.8% for 2012.

Chile

In Chile, we had distribution, administrative and sales expenses of Ch$127,311 million during the year ended December 31, 2013, a Ch$34,147 million, or 36.7% increase compared to Ch$93,164 million during 2012.  Excluding the effect of our merger with Polar, which represented Ch$36,397 million of our distribution, administrative and sales expenses in Chile in 2013 and Ch$8,907 million in 2012, our distribution, administrative and sales expenses in Chile increased 7.9% compared to 2012.  This increase, excluding the incorporation of Polar, was mainly due to (i) increased labor costs resulting from salary increases, which were 11% higher when compared to the previous year; (ii) higher distribution expenses, which were 14% higher when compared to the previous year and (iii) increased capital goods depreciation charges, which was 63% higher when compared to the previous year.  Our distribution, administrative and sales expenses in Chile represented 26.6% of our net sales in Chile during the year ended December 31, 2013, compared to 24.9% for 2012.

Brazil

In Brazil, we had distribution, administrative and sales expenses of Ch$124,383 million during the year ended December 31, 2013, a Ch$10,323 million, or 9.0% increase compared to Ch$114,060 million during 2012. Excluding the effect of the Ipiranga acquisition, which represented Ch$9,048 million of our distribution, administrative and sales expenses in Brazil in 2013, our distribution, administrative and sales expenses in Brazil increased 1.1% compared to 2012. In local currency, this increase was mainly due to (i) increased labor costs resulting from an increase in our sales personnel, as well as increased sales commissions and salaries, which were 18% higher when compared to the previous year; (ii) increased depreciation charges, which were 11% higher when compared to the previous year; and (iii) higher distribution costs, which were 3% higher when compared to the previous year.  This increase was partially offset by lower marketing expenses, 15% lower when compared to the previous year.  Our distribution, administrative and sales expenses in Brazil represented 25.3% of our net sales in Brazil during the year ended December 31, 2013, unchanged when compared to 2012.

Argentina

In Argentina, we had distribution, administrative and sales expenses of Ch$155,211 million during the year ended December 31, 2013, a Ch$53,890 million, or 53.2% increase compared to Ch$101,321 million during 2012.  Excluding the effect of our merger with Polar, which represented Ch$49,438 million of our distribution, administrative and sales expenses in Argentina in 2013 and Ch$13,195 million in 2012, our distribution, administrative and sales expenses in Argentina were Ch$105,773 million, representing an increase of 20.0% compared to 2012.  In local currency, the increase in our distribution, administrative and sales expenses in Argentina, excluding the incorporation of Polar, was mainly due to (i) higher distribution costs, which were 38% higher when compared to the previous year; and (iii) higher marketing expenses, which were 58% higher when compared to the previous year; and (iii) the effect of local inflation on labor costs, freight costs and services provided by third parties.  Our distribution, administrative and sales expenses in Argentina represented 35.2% of our net sales in Argentina during the year ended December 31, 2013, compared to 32.1% for 2012.

Paraguay

In Paraguay, we had distribution, administrative and sales expenses of Ch$23,700 million during the year ended December 31, 2013, a Ch$17,959 million, or 312.2% increase compared to Ch$5,750 million during 2012.  Distribution, administrative and sales expenses increased mainly because in 2012 we began the consolidation of Polar figures as of the fourth quarter of 2012, after the consummation of the merger, while in 2013 we consolidated the complete year figures.  Our distribution, administrative and sales expenses in Paraguay represented 21.1% of our net sales in Paraguay during the year ended December 31, 2013, compared to 18.0% for 2012.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2012 and 2013:

	Year Ended December 31,
	2012	2013
	(in millions of Ch$)

Other income (expense)	(14,490)	(23,287)
Financial income	2,728	4,973
Financial costs	(11,173)	(28,944)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	1,770	783
Exchange rate differences	(4,471)	(7,695)
Profit from unit of adjustment	(1,754)	(3,881)
Other income (expense), net	(27,390)	(58,051)

We had other expenses, net, of Ch$58,051 million during the year ended December 31, 2013, a Ch$30,661, or 112% increase compared to Ch$27,390 million during 2012.  In addition to the effects of our merger with Polar and acquisition of Ipiranga, this increase was also influenced by (i) increased financial costs and profit from unit of adjustment, which resulted primarily from increased levels of financial indebtedness (in part due to our merger with Polar and the financing of the acquisition of Ipiranga); (ii) write-offs of property, plant & equipment in Brazil resulting from the discontinuation of the 1.25 liter returnable glass bottle format, as part of our product shift towards returnable plastic bottles; (iii) restructuring of the distribution process in Chile that implied additional expenses; (iv) decreased financial income, which resulted primarily from a decrease in financial investments compared to the prior period and; (v) we had losses of Ch$7,695 million as a result of the translation of accounts payable from U.S. dollars to the functional currency of each operation, and also of the translation into Chilean pesos of certain accounts receivable denominated in Argentine pesos and Brazilian reais, compared to losses of Ch$4,471 million during 2012.

Income Taxes

We had income taxes of Ch$22,966 million during the year ended December 31, 2013, a Ch$15,539 million, or 40.4% decrease compared to Ch$38,505 million during 2012.  This decrease was mainly due to the reversal of Ch$14,055million of deferred taxes with credit to 2013 income in our subsidiary, Rio de Janeiro Refrescos Ltda. This decrease was mainly due to the reversal of Ch$14,055 million of deferred tax liabilities in the subsidiary, Rio de Janeiro Refrescos Ltda. due to a new repatriation structure of earnings from Brazil, from a scheme based on dividends to a combination of interest returns on inter-company loans and dividends, in which the Company will not have to pay certain local taxes on earnings remitted to Chile.

Net Income

Due to the factors described above, we had net income of Ch$90,267 million during the year ended December 31, 2013, a Ch$1,998 million, or 2.3% increase compared to Ch$88,269 million during 2012.  Our net income represented 5.9% of our net sales during the year ended December 31, 2013, compared to 7.5% for 2012.

Results of Operations for the Years Ended December 31, 2012 and 2011

	December 31,
	2011		2012		2012
	Ch$ millions	% of net sales	Ch$ millions	% of net sales	US$ Millions(1)	% of net sales
Net sales	982,864	100.0	1,172,293	100.0	2,410	100.0
Cost of sales	(578,581)	(58.9)	(698,955)	(59.6)	(1,437)	(59.6)
Gross profit	404,283	41.1	473,338	40.4	973	40.4
Distribution, administrative and sales expenses	(261,859)	(26.6)	(319,174)	(27.2)	(656)	(27.2)
Other (expense) income, net	(10,712)	(10.9)	(27,390)	(2.3)	(56)	(2.3)
Income taxes	(34,685)	(3.5)	(38,505)	(3.3)	(79)	(3.3)
Net income	97,027	9.9	88,269	7.5	182	7.5

	Chile		Brazil		Argentina		Paraguay	Eliminations		Total (1)
M Ch$	2011	2012	2011	2012	2011	2012	2012 (3)	2011	2012	2011	2012

Net sales	304,948	374,873	445,693	451,597	232,223	315,336	32,028		(1,541)	982,864	1,172,293
Cost of sales	(176,464)	(224,024)	(267,389)	(272,890)	(134,728)	(181,924)	(21,658)		1,541	(578,581)	(698,955)
Gross profit	128,484	150,849	178,304	178,707	97,495	133,412	10,370			404,283	473,338
Distribution, administrative and selling expenses(2)	(72,314)	(93,164)	(114,258)	(114,060)	(71,552)	(101,321)	(5,750)			(258,124)	(314,295)
Corporate expenses										(3,735)	(4,879)

(1)      Total does not equal the sum of all the franchise territories due to inter-country eliminations.

(2)      The majority of corporate expenses were distributed in the operations.

(3)      Only fourth quarter of 2012 figures

Overview

The merger with Embotelladoras Coca-Cola Polar (“Polar”) took place on October 1, 2012, pursuant to which we increased our ownership interest in Vital, Vital Jugos and ECSA, incorporating them into our consolidated results as of that date, as well as the results of Polar for the fourth quarter of 2012.

Net Sales

Consolidated sales volume was 596.2 million unit cases in 2012, an increase of 18.9%. Soft drinks grew 15.5%, while juices and waters together increased 47.9%. Excluding the effect of the merger with Polar, consolidated sales volume grew 8.7%, where soft drinks grew 6.7% and juices and waters together grew 24.3%. The incorporation of Polar’s operations as of October 1, 2012 contributed 51.1 million unit cases.

The variations of the Brazilian real, the Argentine peso and the Paraguayan guaraní, all relative to the Chilean peso, have an impact on the conversion of figures to Chilean pesos. On average, during the year and with respect to the Chilean peso, the Brazilian real depreciated 13.9%, the Argentine peso 8.8%, and the Paraguayan guaraní 5.1%, generating a negative impact on income and a positive impact on costs and expenses.

Net sales totaled Ch$1,172,293 million, a 19.3% increase, primarily explained by higher volumes and prices in the four countries where we operate, and partially offset by the effect of conversion of figures. In 2012, the soft drink segment represented 82.4% of consolidated net sales, which was slightly lower than the 84.4% we reported in 2011. Excluding the effect of the merger with Polar, net sales increased 8.9%, mainly due to: (i) the effect of the increase in volumes, especially in Brazil and Argentina, as a result of the industry’s growth and of an increase in our market share, and (ii) the increase in revenues per unit case in local currency, mainly due to price increases in line with local inflation. These two effects are partially offset by the effect of the conversion of figures to Chilean pesos. The incorporation of Polar’s operations as of October 1, 2012 contributed Ch$102,168 million to net sales.

Chile

In Chile, sales volume during 2012 reached 185.4 million unit cases, which represents an increase of 17.3%, and is mainly due to the 54.1% growth of the juice and water segments and the 11.0% growth of the soft drinks segment. Excluding the effect of the merger with Polar, sales volume grew 5.5%, driven by the juice and water segments that together grew 18.9%, while the soft drinks category grew 3.2%. The incorporation of Polar`s operations as of October 1, 2012, contributed 18.7 million unit cases.

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

Net sales in Chile were Ch$374,873 million, representing an increase of 22.9% explained by the following two effects: (i) greater volumes, mainly due to the merger with Polar, and by higher volumes of waters and juices resulting from the strong growth that these industries are experiencing and (ii) the increase of average revenue per unit case, mainly due to higher prices, in line with local inflation. Excluding the effect caused by the merger with Polar, net sales grew 10.1%. The incorporation of Polar’s operations as of October 1, 2012, contributed Ch$39,064 million to net sales.

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

Brazil

In Brazil, 2012 sales volume reached 225.0 million unit cases, which represented a growth of 9.7%, explained by higher volumes in the juices and waters categories (23.0%), while the soft drink category expanded 7.8%. Sales volumes were positively impacted by: (i) a better execution at the points of sale as a result of an increase in the sales force, and (ii) industry growth, influenced by the 14% adjustment in the minimum wage. Net sales were Ch$451,597 million, an increase of 1.3%, explained by higher volumes and price increases slightly lower than local inflation. These effects were partially offset by the negative effect of the conversion of figures. In 2012, our average market share in the soft drink segment was 59.1%, 170 basis points higher than the previous year, which reflects our strong competitive position and the positive impact that our sales’ strategy has had. In value terms, our average market share reached 67.0% in 2012, in comparison with the 66.4% obtained in 2011.

Net sales of soft drinks in Brazil were Ch$359,116 million in 2012, a decrease of 1.8% over the previous year, which is explained by a 7.8% increase in volumes and by price increases slightly below local inflation. These effects were more than offset by the strong negative impact of conversion of figures. Net sales of juices, waters and beer in Brazil were Ch$92,480 million in 2012, representing an increase of 15.5% due to higher volumes and mix effect, partially offset by the conversion of figures.

Argentina

In Argentina, 2012 sales volume reached 167 million unit cases, representing an increase of 20.7%, mainly due to a 55.9% growth in the segment of juices and waters, leveraged by the launching of our new Bonaqua mineral water, and by the 18.3% growth of the soft drinks segment. Excluding the effect of the merger with Polar, sales volumes grew 10.8%, driven by juices and waters that together grew 41.3%, while the soft drinks category grew by 8.8%. The incorporation of Polar’s operations as of October 1, 2012, contributed 13.6 million unit cases.

The incorporation of Polar did not involve significant changes in market share, as both companies had very similar figures. Regarding the soft drink segment, our market share reached 58.8%, which, on average, involves a market share gain of 150 basis points in comparison with the previous year, and is mainly explained by a greater presence in supermarkets and a better execution in the returnable bottle segment. Average value market share was 63.9% in 2012, which compares to 63.4% in 2011. The waters and juices categories still have a very low penetration in the market compared to other developed countries, and therefore have presented high growth rates in recent years.

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

Paraguay

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

Chile

In Chile, costs of sales amounted to Ch$224,025 million in 2012, an increase of 27.0% when compared to Ch$176,464 million in 2011. Cost of sales per unit case was Ch$1,209 in 2012, an increase of 8.2% when compared to 2011. Excluding the effect of the merger with Polar, which contributes Ch$25,400 million, cost of sales was Ch$198,625 million, representing an increase of 12.6% over 2011. Cost of Sales per unit case, without considering the merger with Polar was Ch$1,191 in 2012, 6.7% higher than in 2011. In addition to the incorporation of Polar, the increase in costs of Sales per unit case is explained by: (i) higher depreciation per unit case, as the new lines of the Renca plant began to be depreciated, which explains the 43% of the increase of cost per unit case; (ii) a greater participation of distributed products, which explains an 18% of the increase in costs of Sales per unit case; and (iii) greater labor costs due to an increase of salaries, which accounts for 8% of the increase in costs per unit case. These increases were partially offset, among others by: (i) a decrease of the cost of products purchased from third parties, since the Renca plant started producing soft drinks in PET bottles of 591cc and 250cc; and (ii) a lower cost of sugar due to the price reduction it has presented on the international markets. Cost of sales represented a 59.8% of net sales in 2012 and 57.9% in 2011.

Brazil

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

Argentina

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

Sales and Administrative Expenses

Sales and Administrative (SG&A) Expenses totaled Ch$314,295 million in 2012, representing 26.8% of net sales in 2012, 21.8% higher than the Ch$258,124 million in 2011 (26.3% of net sales for that year). Excluding the effect of the merger with Polar, SG&As were Ch$286,444 million, representing 26.8% of net sales and were 11.0% higher than the previous year. In addition to the incorporation of Polar, which explains and additional cost of Ch$27,851 million, the increase in SG&A Expenses is explained by: (i) greater costs of distribution in the three countries in which we operate; (ii) higher labor costs in Argentina and Chile; and (iii) greater depreciation charges in Brazil.

Chile

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

Brazil

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

Argentina

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

Paraguay

In Paraguay, SG&A Expenses were Ch$5,750 million and, as a percentage of sales, they reached 18.0%.

Operating Income

As a consequence of the aforementioned, operating income increased 8.2% in 2012, reaching Ch$154,164 million, or 13.2% of net sales, compared to Ch$142,424 million, or 14.5% of net sales in 2011. Excluding the effects of the merger with Polar, operating income was Ch$144,050 million, representing 13.5% of net sales and a 1.1% increase when compared to the previous year. The incorporation of the operations of Polar explained Ch$10,114 million of additional operating income.

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

Non-operating results totaled a loss of (Ch$27,390) million, which compares negatively to a loss of (Ch$10,712) million recorded during 2011. The account with greater variation is “Other income and expenses, by function and other gains and losses” which reflects a higher loss of Ch$6,979 million due to (i) expenses of the merger with Polar recognized in 2012 for Ch$4,518 million; (ii) higher expenses for derivatives transactions for Ch$2,584 million. Financial costs increased Ch$3,938 in 2012, mainly due to: (i) greater debt mainly originated in Chile; and (ii) recognition for 3 months of the financial liabilities for the debts of the companies incorporated by the merger with Polar. Finally, exchange rate differences had a higher loss of Ch$4,474 million than the previous year, caused by the update of accounts payables to related companies.

Income Taxes

Income taxes in 2012 increased 11.0% to Ch$38,505 million compared to Ch$34,685 million in 2011. The increase is principally due to i) higher tax liabilities due to the incorporation of Polar during 2012; (ii) profit increase of our subsidiary in Argentina, the country that has the highest income tax rate of the group; and (iii) recognition of expenses caused by the change of the income tax rate from 18.5% to 20%, occurred in Chile during 2012.

Net Income

As a result of the aforementioned, net income in 2012 was Ch$88,269 million, representing 7.5% of net sales and a decrease of 9.0% compared to net income of Ch$97,027 million in 2011.

Basis of Presentation

The aforementioned discussion should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto.

These Financial Statements have been prepared in accordance with IFRS issued by the IASB.

These Financial Statements reflect the consolidated financial position of Embotelladora Andina. S.A. and its subsidiaries as of December 31, 2013 and 2012 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2013 and 2012, all of which were approved by the board of directors on April 29, 2013.

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

During 2013, there were no changes in the application of IFRS compared to the previous year that could materially affect the comparability of the financial statements.

 On October 1, 2012, the merger with Embotelladoras Coca-Cola Polar S.A. was finalized. As such, the assets and liabilities of Polar were included in our consolidated financial statements as of October 1, 2012, at their fair value, as well as the results of its operations in October, November and December in Argentina, Chile and Paraguay. Additionally, due to the merger and as a result of an increase of percentage interests, Vital Aguas S.A., Vital Jugos S.A. and Envases Central S.A. are included in the consolidation.

On October 11, 2013, Andina Brazil consummated its acquisition of Ipiranga in an all-cash transaction. We began consolidating the results of operations of Ipiranga into our consolidated financial statements as of October 1, 2013.

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

Impairment of goodwill and intangible assets of indefinite useful life

We test if goodwill and intangible assets of indefinite useful life have suffered impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.  Refer to note 15.3 of the consolidated Financial Statements for additional information related to key assumptions and the results of our 2013 annual impairment assessments.

Fair value of assets and liabilities

IFRS requires, in certain cases, that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or the amount at which a liability can be incurred or liquidated in an actual transaction among parties duly informed under conditions of mutual independence, different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are the current prices in the active market.  Lacking such an active market, we estimate said values based on the best information available, including the use of models or other valuation techniques.

We estimated the fair value of the intangible assets acquired as a result of mergers and acquisitions based on the multiple period excess earning method, which implies the estimation of future cash flows generated by the intangible asset, adjusted by cash flows that do not come from the intangible asset, but from other assets.  For this, we estimated the time during which the intangible asset will generate cash flows, the cash flows themselves, cash flows from other assets and a discount rate.

Other assets acquired and implicit liabilities in the business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances including the cost of depreciated recovery and recent transaction values for comparable assets, among others. These methodologies require certain inputs to be estimated, including the estimation of future cash flows.

Provision for doubtful accounts

We evaluate the possibility of collecting trade accounts receivable using several factors. When we become aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that we estimate will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to our business model, or changes in our capital strategy might modify the effective useful lives compared to our estimates. Whenever we determine that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. We review the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Our estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

Liabilities for bottle and case collateral

We have a liability for deposits received for bottles and cases provided to our customers and distributors. The liability represents the deposit value that we may be required to remit upon receipt from the customer or distributor of the bottles and cases, in good condition, along with the original invoice. The liability is not subject to price level restatements as per current agreements with customers and distributors. We estimate the liability for deposits based on a periodic inventory of bottles sold to customers and distributors, estimates of bottles in circulation and a weighted average historical deposit value per bottle or case. Significant management judgment is involved in estimating the number of bottles in circulation, the deposit value that could be subject to redemption and the timing of disbursements related to this liability.

Impact of Foreign Currency Fluctuations

In accordance with IFRS conversion methods, assets and liabilities from Argentina, Paraguay and Brazil are converted from their functional currency (Argentine peso, Paraguayan guaraní and Brazilian real respectively) to the reporting currency of the parent company (Chilean peso) at the end of period exchange rate, and income accounts at the exchange rate as of the date of the transaction or monthly average exchange rate of the month when it took place.  The effects of translation are presented as comprehensive income and do not affect the results for the years ended December 31, 2013, 2012 and 2011. The translation effects due to the currency conversion undertaken for assets and liabilities in accordance with the method previously explained resulted in a decrease of other comprehensive income of Ch$17,297 during 2013  (net decrease of Ch$35,983  million during 2012 and decrease of Ch$1,965  million during 2011). We also present under other comprehensive income the net effect as result of the restatement of Chilean pesos to U.S. dollars and other currencies to U.S. dollars resulting from the update of intercompany accounts that have designated as part of the Company’s investment, this effect resulted in an decrease of Ch$675 million during 2013 (decrease of Ch$5,113 million during 2012 and an increase of Ch$1,087 million during 2011).

In order to protect us from the effects on income resulting from the volatility of the Brazilian real and the Chilean peso against the U.S. dollar, we maintain derivative contracts (cross currency swaps) derivative to cover almost 100% of U.S. dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean peso and the Brazilian real against the U.S. dollar, are mitigated annulling its exposure to exchange rate.

In Chile, we use hedge agreements, to protect against foreign currency risk, which has an impact on our dollar denominated raw materials needs. The mark to market of these contracts was recorded in 2013 and 2012 as other earnings and losses in the consolidated statements of income. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

For a discussion of political factors and governmental, economic, fiscal and monetary policies that could materially affect investments by U.S. shareholders as well as our operations, please refer to “Item 3. Key Information—Risk Factors” and “Item 10. Additional Information”

B.                                    LIQUIDITY AND CAPITAL RESOURCES

Capital Resources, Treasury and Funding Policies

The products we sell are usually paid for in cash and short term credit, and therefore our main source of financing comes from the cash flow of our operations.  This cash flow has been generally sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved at our General Shareholders’ Meeting.  Nevertheless, in 2012 and 2013 it was necessary to use banking loans and international bonds to finance the acquisition of the 40% stake of Sorocaba Refrescos in Brazil for R$147 million (equivalent to Ch$33,497 million) and 100% stake of Ipiranga in Brazil for R$1,155 million (equivalent to Ch$261,245 million). Our net cash position diminished after the merger with Polar and the Ipiranga acquisition in part because Polar and Ipiranga used to have more debt when compared to Andina’s balance sheet. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

Certain restrictions could exist to transfer funds among our operating subsidiaries. In 2011, 2012 and 2013, all cash flow generated by the subsidiary in Argentina was reinvested in operations, and we did not receive dividends from our subsidiary in Argentina.  During 2011, 2012 and 2013, we received dividends from our subsidiaries in Brazil and Paraguay.  No assurance can be made that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

Our management believes that we have access to financial resources to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividends to shareholders. The amount and frequency of future dividends to our shareholders will be determined at the General Shareholders’ Meeting upon the proposal of our board of directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future.

Our board of directors has been empowered by our shareholders to define our financing and investment policies. Our bylaws do not define a strict financing structure, nor do they limit the types of investments we may make. Traditionally, we have preferred to use our own resources to finance our investments.

Our general financing policy is that each subsidiary should finance its own operations. From this perspective, each subsidiary’s management must focus on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should additional financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our general policy is to prefer local financing to allow for natural hedging. If local financing conditions were not acceptable, because of costs or other constraints, Andina will provide financing, or our subsidiary could finance itself in a currency different than the local one.

Our cash surplus policy is that Andina invests any cash surplus in a portfolio of investment grade securities until such time as our board of directors makes a final decision as to the disposition of the surplus.

Derivative instruments are utilized only for business purposes, and never for speculative purposes. Forward currency contracts are used in some operations to cover the risk of local currency devaluation relative to the U.S. dollar in an amount not greater than the budgeted purchases of U.S. dollar-denominated raw materials. Depending on market conditions, instead of forward currency contracts, from time to time we prefer to utilize our cash surplus to purchase raw materials in advance to obtain better prices and a fixed exchange rate.

Cash Flows from Operating Activities 2013 vs Cash Flows from Operating Activities 2012

Cash flows from operating activities during 2013 amounted to Ch$172,085 million compared to Ch$188,857 million in 2012.  The decrease in cash flow generation was mainly due to higher interest payments and greater indebtedness entered into by the Company primarily due to the acquisition of Polar and Ipiranga. Cash flows from operating activities without considering the merger with Ipiranga amounted to Ch$169,361 million.

Cash Flows from Operating Activities 2012 vs Cash Flows from Operating Activities 2011

Cash flows from operating activities during 2012 amounted to Ch$188,857 million compared to Ch$138,950 million in 2011.  The increase in cash flow generation came mainly from greater collections from clients partially offset by greater payments to suppliers, mainly due to the incorporation of Polar during the fourth quarter of 2012. Cash flows from operating activities without considering the merger with Polar amounted to Ch$172,754 million.

Cash Flows from Investing Activities 2013 vs Cash Flows from Investing Activities 2012

Cash flows for investing activities (includes purchase and sale of: property, plant and equipment; investment in associated companies; and financial investments) amounted to Ch$447,550 million in 2013 compared to Ch$156,170 million during 2012. The Ipiranga acquisition represented a disbursement in the amount of Ch$261,245 million. The investment activities of Andina during 2013, without considering the effect of the acquisition of Ipiranga and the disbursements associated with its purchase, amounted to Ch$191.852 million.

The main item of investing activities is the purchase of property, plant and equipment which increased from Ch$143,764 million in 2012 to Ch$183,697 million in 2013. In 2013, and without considering the effect of the merger with Ipiranga, Andina invested Ch$180,133 million. This figure is highly influenced by greater purchases of property, plant and equipment in Brazil and Paraguay, and by purchases of financial instruments which are not defined as cash and cash equivalents.

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

The main item of investing activities is the purchase of property, plant and equipment which increased from Ch$126,931 million in 2011 to Ch$143,764 million in 2012. In 2012, and without considering the effect of the merger with Polar, Andina invested Ch$131,552 million. This figure is highly influenced by the investment in a new bottling facility in Chile. Also, during 2012, we liquidated net financial investments in the amount of Ch$13,410 million and during 2011 we liquidated net financial investments in the amount of Ch$35,938 million. However, as of December 31, 2011, we had Ch$30,480 million invested in time deposits and other short-term investments.

Finally, during 2012 we finalized the purchase of 40% of the capital interest in Sorocaba Refrescos S.A., which resulted in a flow of investment of $33,497 million. Additionally, a capital contribution was made to subsidiary Vital Jugos S.A. for $2,380 million.

Cash Flows from Financing Activities 2013 vs Cash Flows from Financing Activities 2012

Our financing activities are directly related to dividend distributions to our shareholders, that record a utilization of cash resources amounting to Ch$73,041 million compared to Ch$69,766 million during 2012, and borrowings from banks and payment of these loans, in order to finance these dividend payments and investments.  As a result of our business’ seasonality, we generate greater cash flows during the summer months (December through March); therefore, during the winter season we may require short term financing in order to fulfill our dividend and investment commitments.

As of December 31, 2013, we had available short-term credit lines in an amount equivalent to Ch$279,196 million. The aggregate unused portion of such lines of credit at that date was equivalent to Ch$134,803 million. Our unused sources of liquidity include five lines of credit. In Chile, we had the equivalent of Ch$17,500 million in credit available from five separate lines. The unused portion of such lines of credit at that date was equivalent to Ch$15,591 million. In Brazil, we had the equivalent of Ch$179,333 million in credit available with seven lines. The unused portion of such lines of credit at that date was equivalent to Ch$72,286 million. In Argentina, we had the equivalent of Ch$58,756 million in credit available with ten lines. The unused portion of such lines of credit at that date was equivalent to Ch$23,319 million. In Paraguay, we had the equivalent of Ch$23,607 million in credit available with two lines. The unused portion of such lines of credit at that date was equivalent to Ch$23,607 million.

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

As of that date, we had available short-term credit lines in an amount equivalent to Ch$77,370 million. The aggregate unused portion of such lines of credit at that date was equivalent to Ch$44,300 million. Our unused sources of liquidity include 17 lines of credit. In Chile, we had the equivalent of Ch$15,000 million in credit available from two separate lines. The unused portion of such lines of credit at that date was equivalent to Ch$7,094 million. In Brazil, we had the equivalent of Ch$14,543 million in credit available with four lines. The unused portion of such lines of credit at that date was equivalent to Ch$6,719 million. In Argentina, we had the equivalent of Ch$47,719 million in credit available with six lines. The unused portion of such lines of credit at that date was equivalent to Ch$30,487 million. In Paraguay, we had the equivalent of Ch$33,751 million in credit available with five lines. The unused portion of such lines of credit at that date was equivalent to Ch$32,655 million.

Liabilities

For the year ended 2013, our total liabilities, excluding non-controlling interest, were Ch$1,201,529 million; representing an 85.9% increase compared to December 31, 2012. The increase in total liabilities resulted principally from the Issuance of public liabilities in the amount of US$575 million on the international market (Ch$301,650 million) and of UF 5 million on the local market (Ch$116.548 million) and from liabilities from Ipiranga, where Ch$69.290 million come from contingency provisions.  As of December 31, 2013, our noncurrent liabilities included (i) other noncurrent financial liabilities of Ch$605,362 million, (ii) noncurrent accounts payable of Ch$1,262 million (iii) other noncurrent provisions of Ch$77,543 million, (iv) deferred tax liabilities for Ch$105,537 million; (v) noncurrent employee benefit provisions for Ch$8,758 million; and (vi) other noncurrent non-financial liabilities for Ch$923 million, totaling noncurrent liabilities for Ch$799,385 million during the year ended December 31, 2013 compared to Ch$300,861 million during the year ended December 31, 2012.

For the year ended, 2013, our current liabilities included (i) other current financial liabilities of Ch$106,877 million; (ii) commercial accounts and other accounts payable for Ch$210,446 million; (iii) current accounts payable to related entities for Ch$43,425 million; (iv) other current provisions for Ch$270 million; (v) current tax liabilities for Ch$3,679 million and (vi) other non-financial current liabilities for Ch$37,447 million.  Total current liabilities during the year ended December 31, 2013 amounted to Ch$402,144 million compared to Ch$345,371 million during the year ended December 31, 2012.

As of December 31, 2013, and before the cross currency swaps contracts the company entered in, our bond liabilities had a weighted average interest rate of 4.78% while our bank liabilities had a weighted average interest rate of 8.85%.

Summary of Significant Debt Instruments

Summary of Significant Debt Instruments

As of December 31, 2013, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds

In 2001, we issued in the Chilean capital markets UF 3.7 million Series B bonds due 2026, bearing interest at a variable annual interest rate of 6.50% over inflation.  The Series B Local Bonds are subject to the following restrictive covenants:

•                                          The ratio of our consolidated financial liabilities to our consolidated shareholders’ equity (including noncontrolling interest) must not exceed 1.2 to 1.0.  For this purpose, “consolidated financial liabilities” includes interest accruing current liabilities, which includes obligations with banks and financial institutions.

•                                          The ratio of our consolidated assets free of any pledge, mortgage or other encumbrances to our unsecured consolidated liabilities must be at least 1.3 to 1.0.

•                                          We must maintain, and not sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the production, sale and distribution of Coca-Cola products and brands.

•                                          We must maintain, and not sell, assign or transfer to a third party any other territory of Argentina or Brazil in which we are currently authorized by The Coca-Cola Company for the production, sale and distribution of Coca-Cola products and brands, where any such territories represent more than 40% of our adjusted consolidated operating cash flow.

Series A and C Local Bonds

As a consequence of our merger with Polar, we became an obligor under the following two bonds issued by Polar in the Chilean capital markets in 2010:

•                                          UF 1.0 million of Series A bonds due 2017, bearing interest at a variable annual rate equal to 3.00%; and

•                                          UF 1.5 million of Series C bonds due 2031, bearing interest at a variable annual rate equal to 4.00%

The Series A and C local bonds are subject to the following restrictions:

•                                          The ratio of our net financial debt (i.e., our financial debt minus our cash) to our total equity (i.e., equity attributable to controlling owners and to noncontrolling interests) may not exceed 1.5 to 1.0.

•                                          The ratio of our consolidated assets free of any pledge, mortgage or other encumbrances to our unsecured consolidated liabilities must be at least 1.3 to 1.0.

•                                          The ratio of our EBITDA for the last 12 months to our net financial expenses (i.e., financial income less financial expenses) for the last 12 months must be greater than 3.0 to 1.0. This requirement will have been breached if such ratio is not met for two consecutive quarters.

Series C and D Local Bonds

On September 4, 2013, we issued in the Chilean capital markets UF 4,000,000 aggregate principal amount (equivalent to Ch$92,199.40 million, as of September 5, 2013) of UF 3.80% bonds due 2034 and UF 1,000,000 aggregate principal amount (equivalent to Ch$23,049.85 million, as of September 5, 2013) of UF 3.50% bonds due 2020. The bonds are non-convertible and are not guaranteed. The proceeds from these local bonds were used to pay down existing indebtedness and for other general corporate purposes.

The Series C and D local bonds are subject to the following restrictions:

•                                          The ratio of our net consolidated financial liabilities to our consolidated shareholders’ equity (including noncontrolling interest) must not exceed 1.2 to 1.0.  For this purpose, “net consolidated financial liabilities” includes interest accruing current liabilities, which includes obligations with banks and financial institutions, and is determined net of cash and cash equivalents.

•                                          The ratio of our consolidated assets free of any pledge, mortgage or other encumbrances to our unsecured consolidated liabilities must be at least 1.3 to 1.0.

•                                          We must maintain, and not sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the production, sale and distribution of Coca-Cola products and brands.

•                                          We must maintain, and not sell, assign or transfer to a third party any other territory of Argentina or Brazil in which we are currently authorized by The Coca-Cola Company for the production, sale and distribution of Coca-Cola products and brands, where any such territories represent more than 40% of our adjusted consolidated operating cash flow.

Senior Notes due 2023 in Connection with Acquisition of Ipiranga

In October 2013, we issued US$575 million of 5.000% Senior Notes due 2023. The notes will mature on October 1, 2023. The notes are unsecured obligations that are effectively subordinated to our secured debt. The proceeds from these notes were used to finance a portion of the purchase price for our acquisition of Ipiranga and for general corporate purposes.

Repurchased Notes due 2027 and 2097

In October 1997, we issued US$100 million of 7.625% Notes due 2027 and US$100 million of 7.875% Notes due 2097. Through a series of repurchases between 2000 and 2009, we have repurchased and currently hold, all of these notes through our wholly-owned subsidiary Abisa Corp.

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

E.                                    OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2013, we did not have any material off-balance sheet arrangements.

F.                                     CONTRACTUAL OBLIGATIONS

The following table sets forth our principal contractual and commercial obligations as of December 31, 2013:

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Ch$ )
Debt with financial institutions	82,628	56,435	17,911	4,054	161,028
Bonds(1)	35,641	70,776	75,672	639,391	821,480
Operating lease obligations	5,269	5,218	2,092	—	12,579
Purchase obligations	136,917	114,924	121,985	—	373,826
Total	260,455	247,353	217,660	643,445	1,368,913

(1)     See Note 16 to our consolidated financial statements as of December 31, 2013 and for the year ended December 31, 2012 and 2013 for additional information.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Ch$ 2013)
Provisions	10,014	25,879	41,649	77,542
Other long-term liabilities	3,089	1,827	6,027	10,943
Total long-term liabilities	13,103	27,706	47,676	88,485

G.           SAFE HARBOR

See “Presentation of Financial and Certain Other Information—Forward-Looking Statements.”

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors.  The Company’s operations in Chile, Brazil, Argentina and Paraguay report to the Corporate Office.

Principal Officers

The following table includes information regarding our senior executives:

Name	Age	Position
Miguel Ángel Peirano	54	Chief Executive Officer
Cristián Mandiola	56	Chief Operations South Officer
Andrés Wainer	43	Chief Financial Officer
Rodrigo Ormaechea	38	Chief Strategic Planning Officer
Jaime Cohen	46	Chief Legal Officer
German Garib	52	Chief Process and Information Officer
Alan Dunford	57	Chief Human Resourcers Officer
Abel Bouchon	45	General Manager of Chilean Soft Drink Operation
Renato Barbosa	54	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solorzano	43	General Manager of Embotelladora del Atlántico S.A.
Francisco Sanfurgo	59	General Manager of Paraguay Refrescos S.A.

Mr. Peirano joined us in 2011, as Chief Executive Officer.  Prior to his appointment in Andina, he was president at FEMSA Cerveza Brazil from 2009 through 2011.  While at Coca-Cola FEMSA he held several positions: vice-president from 2006-2008; director of operations in Argentina from 2003 through 2005; commercial director during 2002; manufacturing director in 2000 and strategic planning director in 1999.  He also worked as Assistant manager at McKinsey & Company in 1999.

Mr. Mandiola joined us after the merger with Embotelladoras Coca-Cola Polar assuming the position of Chief Operations South Officer. In 1996, he joined Embotelladoras Coca-Cola Polar S.A. and was responsible for planning, organizing, strategic direction and company results as Chile General Manager (1996-1998), Chile and Argentina General Manager (1998-2002), Chile, Argentina and Paraguay Executive Vice-President from August 2002 until the merger with Andina.

Mr. Wainer joined us in 1996 as a research analyst in the corporate office.  In 2000, he was appointed development manager in EDASA and in 2001, he returned to the corporate office as research and development officer. In 2006, he was appointed finance and administration manager at the Chilean operation and in November 2010, he returns to the corporate office as Chief Financial Officer.

Mr. Ormaechea joined us in 2011 as Chief Strategic Planning Officer. Prior to joining Andina, he held the position of projects manager at Virtus Partners, strategic consultant at Bain & Co. in London, executive director at Uruguay Junior Achievement (NGO), relationship manager Corporate Banking and M&A at ABN AMRO Bank Uruguay and risk analyst at ABN AMRO Bank Brazil and Uruguay.

Mr. Cohen joined us in 2008, as chief legal officer. Prior to joining Andina, he held a similar position at Socovesa S.A. from 2004. He formed part of the legal division of Citibank from 2000 to 2004.  He also was an attorney at the law offices of Cruzat, Ortuzar & Mackenna, Baker & McKenzie from 1996 until 1999.  He began his professional career in 1993 as lawyer at Banco de A. Edwards.

Mr. Garib joined us in 1998, as chief information officer. Prior to Andina, he was the marketing manager of IBM Chile.

Mr. Dunford joined us after the merger with Embotelladoras Coca-Cola Polar, assuming the position of Corporate Project Manager. As of January 4, 2013, he assumed as chief human resources officer replacing Pablo Court. In 2012, he served as general manager of Embotelladoras Coca-Cola Polar S.A. and served as corporate manager of administration and finances from 2009 until 2012.

Mr. Bouchon* joined us in March 2009. Previously, he worked for LAN for 13 years where he served as general manager of the international business from 2008 until March 2009; as commercial manager for the passenger business unit and manager of the international business unit from 1998 until 2007 and as manager of the domestic business unit from 1996 until 1998. Prior to LAN, he worked for Booz, Allen & Hamilton, Inc. in Buenos Aires, Argentina, where he did his MBA summer internship as an associate in 1993, and then was appointed project manager from 1994 until 1995. He began his professional career in 1990 as an associate at The Chase Manhattan Bank where he worked until 1992.

Mr. Barbosa joined us on January 1, 2012 as general manager of our operation in Brazil. He has worked in the Coca-Cola System for 23 years, primarily as general manager of Brasal, a Coca-Cola bottling company servicing the western central part of Brazil. He also has worked for other large companies such as McDonald’s and Banco do Brasil.

Mr. Solorzano* joined us in 2003, where he served in various managerial positions in the commercial area, passing through the management of key accounts sales, traditional channel sales management, and management of marketing and commercial areas. Since March of 2010, he has served as general manager of Andina’s Argentine operations.  Prior to his arrival at Andina, he worked as marketing manager, plant manager and business manager of Coca-Cola Polar, for five years. Before his introduction to the Coca-Cola bottler system, he worked at Malloa.

Mr. Sansfurgo joined us after the merger with Embotelladoras Coca-Cola Polar assuming the position of general manager of Paraguay Refrescos S.A. In 1990, he joined Embotelladoras Coca-Cola Polar S.A. as general manager of Embotelladora Austral (Punta Arenas — Chile). Since 2005 has been general manager of Paraguay Refrescos S.A.

*                 Abel Bouchon resigned from his position as General Manager of Andina Chile beginning March 31, 2014. José Luis Solorzano takes office as General Manager of Andina Chile beginning April 1, 2014. Fabián Castelli takes office as General Manager of Andina Argentina beginning April 1, 2014.

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

The majority shareholders’ agreement for the election of directors is contained in the Agreement and further explained on Item 7 “Major Shareholders and Related Companies”. In addition, pursuant to the terms and conditions of the deposit agreement among the Company and the Bank of New York dated as of December 14, 2000, (the “Deposit Agreement”), if no instructions are received by The Bank of New York Mellon, as depositary (the “Depositary”), it shall give a discretionary proxy to a person designated by the chairman of our board of directors with respect to the shares or other deposited securities that represent the ADRs.

As of December 31, 2013, our board of directors consisted of the following directors:

Name	Age	Position
Juan Claro	63	Chairman of the Board of Directors
Arturo Majlis	51	Vice Chairman of the Board of Directors
Eduardo Chadwick	51	Director
José Antonio Garcés, Jr.	47	Director
Gonzalo Said(1)	49	Director
Salvador Said(1)	49	Director
Francisco Javier Crespo	49	Director
Gonzalo Parot(2)	61	Director
Emilio Rodriguez Larraín	63	Director
José de Gregorio	54	Director
Juan Andrés Fontaine	59	Director
Franz Alscher	50	Director
Ricardo Vontobel	54	Director
Mariano Rossi	48	Director

(1)                  Salvador Said is the cousin of Gonzalo Said.

(2)                  Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

Mr. Claro has been a member of our board of directors since April 2004. His principal occupation is as an entrepreneur. He also serves as a director in the following organizations: Chairman of Embotelladora Andina, Energía Covanco and Energía Llaima; director of Entel, Antofagasta Minerals, Antofagasta Plc, Pesquera Friosur., Melon S.A and Agrosuper.

Mr. Chadwick has been a member of our board of directors since June 2012. His principal occupation is as an entrepreneur. He also serves as a director in the following organizations:Viña Errazuriz, Empresas Penta, MaltexcoS.A., Ebema and Vinos de Chile.

Mr. Majlis has been a member of our board of directors since April 1997. His principal occupation is as a principal partner of the law offices of Grasty, Quintana, Majlis y Compañía. He also serves as a director in the following organizations: Asesorías e Inversiones Til Til S.A.; Asesorias e Inversiones MJS Ltda., Banchile Seguros de Vida, Seguros Orion,Mathiesen Group, Laboratotio Maver, Fundación Convivir and Fundación Puerto de Ideas.

Mr. Garcés has been a member of our board of directors since April 1992. His principal occupation is as general manager of Inversiones San Andrés Ltda. He also serves as director in the following organizations: Banco Consorcio, Banvida S.A.; Inmobiliaria FFV S.A., Fundación Paternitas, Viña Montes, Viña Garcés Silva Ltda., and Chairman of USEC.

Mr. Gonzalo Said has been a member of our board of directors since April 1993. He also serves as director in the following organizations: Banco BBVA, Director Newport Ltda. (Grupo Said Handal), Member of the “Circle of Finance” of ICARE, and participates in the Board of Universidad Finnis Terrae.

Mr. Salvador Said has been a member of our board of directors since April 1992. His principal occupation is as director of Said Holding Group. He also serves as director in the following organizations:  Chairman of Cruz Blanca Salud S.A., Chairman of Endeavor Chile, Parque Arauco S.A., Edelpa S.A., BBVA Chile and Envases CMF S.A..

Mr. Crespo has been member of our board of directors since April 2013. His principal occupation is as President of Coca Cola Mexico.

Mr. Parot has been a member of our board of directors since April 2009. His principal occupation is as an engineer and economist. He is principal partner and CEO at Elex Consulting Group. He also serves as director in the following organizations: Kitchen Center S.A., Kitchen Center Perú S.A., and Inmobiliaria Elex.

Mr. Rodriguez has been member of our board of directors since April 2013. His principal occupation is as attorney at law. He also serves as director in the following organizations: Lan Peru, Inmuebles Comerciales del peru S.A., Inmuebles Panamericana S.A., La Positiva Sanitas EPS S.A., Soriperu S.A., Inversiones en Salud S.A., Automotores Gildemeister del Peru S.A., Maquinaria Nacional Perú S.A. Motormundi S.A., Prospectiva 2020 Perú,

Mr. de Gregorio has been a member of our board of directors since June 2012. His principal occupation is as a professor at Universidad de Chile. He also serves as director in the following organizations: Compañía Sudamericana de Vapores; Intervial S.A., Euroamerica S.A. and Ruta del Maipo S.A.

Mr. Fontaine has been a member of our board of directors since June 2012. His principal occupation is as a consultant. He also serves as director in the following organizations: Bolsa de Comercio de Santiago (Santiago Stock Exchange), Administradora de Inversiones La Construcción S.A., Sigdo Koppers. Advisor of Libertad y Desarrollo.

Mr. Alscher has been a member of our board of directors since June 2012. His principal occupation is as Vice President of Finance for Latin America, The Coca-Cola Company. He does not serve as director in any other organizations.

Mr. Vontobel has been a member of our board of directors since June 2012. His principal occupation is as General Manager of Vonpar S.A.. He also serves as director in Vonpar S.A.

Mr. Rossi has been a member of our board of directors since June 2012. His principal occupation is as a consultant. He does not serve as director in any other organizations.

B.            COMPENSATION

Compensation of Principal Officers

We do not have any incentive plans other than salaries. The compensation system is a mixed one, composed by a base salary and participation, which are in accordance with each market and the competitive conditions of each one. For General Managers, we also consider use of cash flow versus the budget and market share versus the established goals. Amounts are different depending on each officer, position and/or responsibility, but it is applicable to all of the Company. For the year ended December 31, 2013, compensation paid out to the principal officers of Embotelladora Andina S.A. amounted to Ch$5,164 million (Ch$5,235 million in 2012).  Of the Ch$5,164 million paid to the main officers of Embotelladora Andina S.A., the variable portion was 40.8% and for the period ended December 31, 2012, the variable portion was 35.5%. There were not severance payments to former managers or former principal officers for the period ended December 31, 2013.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director or alternate director during 2013, which was approved by our shareholders, was as follows:

2013	Directors’ Compensation	Executive Committee	Directors’ Committee	Audit Committee	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Juan Claro González	144,000	—	—	—	144,000
Arturo Majlis Albala	72,000	72,000	12,000	12,000	168,000
Gonzalo Said Handal	72,000	72,000	—	—	144,000
Jose Antonio Garcés Silva (Hijo)	72,000	72,000	—	—	144,000
Salvador Said Somavía	72,000	72,000	8,000	8,000	160,000
Eduardo Chadwick Claro	72,000	72,000	—	—	144,000
Gonzalo Parot Palma	72,000	—	12,000	12,000	96,000
José Fernando De Gregorio Rebeco	72,000	—	—	—	72,000
Juan Andrés Fontaine Talavera	72,000	—	—	—	72,000
Franz Alscher	72,000	—	—	—	72,000
Ricardo Vontobel	72,000	—	—	—	72,000
Mariano Rossi	72,000	—	—	—	72,000
Francisco Crespo	48,000	—	—	—	48,000
César Emilio Rodriguez Larraín Salinas (ind.)	48,000	—	—	—	48,000
Enrique Andrés Cibie Bluth	24,000	—	4,000	4,000	32,000
Brian J. Smith	24,000	—	—	—	24,000

Total	1,080,000	360,000	36,000	36,000	1,512,000

For the year that ended on December 31, 2013, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$6,676 million of which Ch$5,164 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

C.            BOARD PRACTICES

Our board of directors has regularly scheduled meetings at least once a month, and extraordinary meetings are convened when called by the chairman or when requested by one or more directors. The quorum for a meeting of the board of directors is established by the presence of an absolute majority of its directors. Directors serve terms of 3 years and are elected. Resolutions are passed by the affirmative vote of an absolute majority of those directors present at the meeting, with the chairman determining the outcome of any tie vote.

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment.

Executive Committee

Our board of directors is counseled by an Executive Committee that proposes Company policies and is currently comprised by the following Directors: Mr. Eduardo Chadwick Claro, Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal, and Mr. Salvador Said Somavía, who were elected during ordinary Board Session N°1,086 held on April 30, 2013. It is also comprised by the Chairman of the

Board, Mr. Juan Claro González and by our chief executive officer who participate by their own rights. This committee meets permanently throughout the year and normally holds three or four monthly sessions.

Directors’ Committee

Pursuant to Article 50 bis of Chilean Company Law N°18,046 and in accordance to the dispositions of Circular N°1956 and Circular N°560 of the Chilean Superintendence of Securities and Insurance, a new Directors’ Committee was elected during Board Session N°1086 dated April 30, 2013, applying the same election criteria set forth by Circular N°1956. Mr. Gonzalo Parot Palma (as Committee Chairman and as Independent Director), Mr. Arturo Majlis Albala and Mr. Salvador Said Somavía comprise the Committee.

The duties performed by this Committee during 2013, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 of the Chilean Superintendence of Securities and Insurance, were the following:

•                  Examine the reports of external auditors, of the balance sheets and other financial statements, presented by the administrators or liquidators of the Company to the shareholders, and to take a position on such reports before they are presented to shareholders for their approval. In 2013 these matters were addressed during Sessions: N°119 on February 27; N°122 on May 24; N°125 on August 23; N°129 on November 18 and N°131 on January 2014.

•                  Propose names of External Auditors and Private Rating Agencies, accordingly to the Board of Directors that will then be proposed to the Shareholders’ Meeting. This matter was addressed during Session N°120 on March 25, 2013.

•                  Examine information regarding the operations referred to by Title XVI of Law N°18,046 and report on these operations. For detailed information regarding these operations, please refer to the table on Note12 of our consolidated financial statements included in this annual report. In 2013 these matters were addressed during Sessions: N°122 on May 24; N°125 on August 23; and N°127 on October 21, N°129 on November 18 and N°130 on December 04.

•                  Examine the salary systems and compensation plans of managers, principal officers and employees. This matter was addressed during sessions N° 129 on November 18.

•                  Report to the Board of Directors whether it is convenient or not to hire an external auditing Company to render services that do not form part of the external audit, when they are not forbidden in accordance to article 242 of Chilean Law N°18,045, in that the nature of those services may generate a risk of loss of independence. In 2013 this matter was addressed during Sessions N°118 on January 17 and N° 125 on August 23.

All other matters required by Company bylaws or that may be required by the shareholders’ meeting or by the Board of Directors. During 2013, the following matters were addressed:

•                  Review anonymous reports: During Sessions: N°118 on January 17; N°119 on February 27; N°120 on March 25; N°121 on April 22; N°122 on May 24; N°123 on June 17; N°124 on July 29: N°125 on August 23; N°126 on September 23; N°127 on October 21; N°129 on November 18; and N°130 on December 04.

•                  Review and approve 20F and fulfill Rule 404 of the Sarbanes- Oxley Act: Sessions N°121 on April 22.

•                  Approve Audit Committee budget: Session N°120 on March 25.

•                  Review Internal Audit reports: Sessions N°118 on January 17; N°119 on February 17; N°120 on March 25; N°121 on April 22; N°122 on May 24; N°123 on June 17; N°124 on July 29; N°125 on August 23; N°126 on September 23; N°129 on November 18; and N°130 on December 04.

During 2013, the Directors’ Committee did not incur any expenses.

Sarbanes-Oxley Audit Committee

In accordance with NYSE and SEC requirements regarding compliance with the Sarbanes-Oxley Act, the board of directors established the first Audit Committee on July 26, 2005. The members of the Audit Committee are designated by the Board, and serve until such member’s successor is duly designated or until such member’s earlier resignation or removal. Any member of the Audit Committee may be removed, with or without cause, by a majority vote of the Board. During Board Session N°1086 dated April 30, 2013, Mr. Gonzalo Parot Palma, Mr. Arturo Majlis Albala, and Mr. Salvador Said Somavía were elected as members of our Audit Committee. It was determined that Mr. Gonzalo Parot Palma complied with the independence standards set forth in the Sarbanes-Oxley Act, SEC and NYSE regulations. Also, Mr. Parot has been appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

The resolutions, agreements and organization of the Audit Committee are governed by the rules relating to Board Meetings and to the Company’s Directors’ Committee. Since its creation, the sessions of the Audit Committee have been held with the Directors’ Committee, since some of the functions are very similar and the members of both of these Committees are the same.

The Audit Committee Charter that is available on our website: www.koandina.com, defines the duties and responsibilities of this Committee. The Audit Committee is responsible for analyzing the Company’s financial statements; supporting the financial supervision and rendering of accounts; ensuring management’s development of reliable internal controls; ensuring compliance by the audit department and external auditors of their respective roles; and reviewing auditing practices.

For the period ended December 31, 2013, the Audit Committee incurred in Ch$9.1 million related to expenses for counseling on business combination, requested to “Phi Partners”.

D. EMPLOYEES

Overview

On December 31, 2013, we had 16,587 employees, including 3,670 in Chile, 8,047 in Brazil, and 3,410 in Argentina and 1,460 in Paraguay. Of these employees, 508 were temporary employees in Chile, 760 were temporary employees in Brazil, 600 were temporary employees in Argentina and 114 in Paraguay. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2013, 1,732; 330; 2,410 and 301 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2012, and 2013:

	2012
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	69	—	69	66	3	63	109	—	109	24	—	24
Technicians and professionals	1,040	388	652	2,537	236	2,301	637	29	608	1019	201	818
Workers	1,707	1,083	624	1,800	47	1,753	1,865	1,684	181	79	56	23
Temporary Workers	332	14	318	—	—	—	578	571	7	122	—	122
Total	3,148	1,485	1,663	4,403	286	4,117	3,189	2,284	905	1,244	257	987

	2013
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	80	—	80	67	1	66	110	—	110	22	—	22
Technicians and professionals	1,204	472	732	4,698	289	4,409	669	12	657	218	9	209
Workers	1,878	1,281	597	2,522	40	2,482	2.031	1.821	210	1,106	292	814
Temporary Workers	508	320	188	760	—	760	600	577	23	114	—	114
Total	3,670	2,073	1,597	8,047	330	7,717	3.410	2.410	1.000	1,460	301	1,159

Management believes that is has good relations with its employees.

Chile

In Chile, we continue to make provisions for severance indemnities in accordance with our collective bargaining agreements and labor legislations, in the amount of one month’s salary for every year of employment subject to certain restrictions. In addition, we complement our employees’ contribution to our health insurance system, thus decreasing health costs for the employees’ families. Employees are required to contribute funds for financing pension funds, which are mainly managed by private entities.

In Chile, 47% of employees with indefinite work contracts are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2013 in the city of Santiago: (i) with Labor Union N° 1, that mainly represents workers from the bottling area, from December 1, 2012 to December 30, 2015; (ii) with Labor Union N°2, that mainly represents personel from the areas of management, logistics and operations specialists from June 1, 2011 to June 1, 2015; (iii) with Labor Union N°3 that mainly represents sales force employees from May 1st, 2010 to April 31, 2014; (iv) Collective agreement with Workers Union N°3 of new salesforce negotiating group from June 1, 2013 to May 31, 2016; (v) Collective agreement with Workers Union N°3 of non-sales force personnel, in force since June 1, 2011 through April 30, 2014; (vi) Agreement with sales force negotiating group in force since June 1, 2013 through May 31, 2016; (vii) with Labor Union TAR, that represents workers from the distribution area from July 1, 2012 to June 30, 2016; (viii) with the picking area workers from the distribution centers in Puente Alto, Maipú, Rancagua and San Antonio from September 1, 2010 to August 31, 2014 and with the picking area workers from the Venecia, Renca and Carlos Valdovinos branches, from March 2011, to February 28, 2015 and (ix) collective agreement with a group of workers in the area of operations of the new plant Renca, effective as from October 1, 2011, until June 30, 2015.

The agreements in force as of December 31, 2013 in Coquimbo are: (x) Workers Union N° 1Agreement, formed mainly by workers from the production area, in force since March 1, 2013 through February 28, 2016; (xi) National Workers Union N°1 Agreement, which represents a part of the Administrative Employees and salesman, in force since January 1, 2011 through December 31, 2013 (the new agreement is in force since January 1, 2014 through November 30, 2016); (xii) Collective Agreement with salesman from base zone, in force since June 1, 2011 through May 1, 2014; (xiii) Collective Agreement formed mainly by Administrative Employees which is in force since September 1, 2013 through August 31, 2016; (xiv) Collective Agreement formed mainly by transportation workers (negotiating group) in force since July 1, 2011 through June 30, 2014; and Transportation Collective Agreement, in force since May 1, 2012 through April 30, 2014. The collective agreements in force as of December 31, 2013 in Antofagasta are: (xvi) Collective agreement with Workers Union N°1 formed mainly by workers form the production area, in force since May 1 2012 through April 30, 2014; (xvii) Collective agreement with Workers Union N°2, which represents a negotiating group of workers form by personnel from different areas, in force since November 27, 2013 through November 30, 2016; (xviii) collective agreement with the salesmen negotiating group, in force since December 1, 2013 through November 30, 2016; (xix) Collective agreement with transportation workers from the base zone, in force since May 4, 2012 through May 4, 2014, and (xx) Collective agreement with transportation workers from Calama, in force since October 1, 2013 through September 30, 2016. Finally, the collective agreements in force as of December 31, 2013 in Punta Arenas are: (xxi) Collective agreement with the workers union, which mainly represents workers from the Production Area, in force since August 1, 2012, through July 31, 2016; (xxii) Collective Agreement with Administrative personnel, in force since January 1, 2012 through December 31, 2013 (in the process of negotiation), and (xxiii) Collective agreement with Transportation workers, in force since December 1, 2013 through November 30, 2016.

Brazil

In Brazil, 4% of employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are fifteen collective bargaining agreements currently in force. Seven agreements for employees in the State of Rio de Janeiro; (i) the Soft Drink Industry Employees’ Union agreement from July 1, 2013  to June 30, 2014; (ii) the Sales Force Union agreement from May 1, 2013 to April 30, 2015; (iii) the “Stack Machine” Operator Union agreement from May 1, 2013 to April 30, 2015; (iv)  the Driver and Helper of the Lagos Region Union agreement from May 1, 2013 through April 30, 2015; (v) Collective bargaining agreement executed with the Drivers and Nova Iguaçu Helpers effective from May 1, 2013 until April 30, 2015, and (vi) Collective bargaining agreement executed with Drivers and São Gonçalo helpers effective form May 1, 2013 until April 30, 2015; and (vii) Agreement with the Drivers and Helpers Workers’ Union of the city of Rio de Janeiro in force since May 1, 2013 through April 30, 2015.

Three agreements for employees in the State of Espírito Santo: (i) the Nourishment Union agreement from July 1, 2013 to June 30, 2014; (ii) the Sales Force Union agreement from May 1, 2013 to April 30, 2015; and (iii) Agreement with the Drivers and Helpers Workers’ Union of the State of Espirito Santo in force since May 1, 2013 through April 30, 2015.

Five agreements with employees from the State of São Paulo: (i) Workers Union for the Beverage Industry of Ribeirão Preto since October 1, 2013 through September 1, 2014; (ii) Agreement with the Trade Workers Union for the region of Araraquara and Franca since October 1, 2013 through September 1, 2014; (iii) agreement with the Transportation Workers Union for the regions of Ribeirão Preto, Franca, Araraquara and São João da Boa Vista since July 1, 2013 through June 30, 2014; (iv) Agreement with the Salesmen Union of the State of São Paulo since July 1, 2013 through June 30, 2014; and (v) Agreement with the Security Technicians Union for the region of Ribeirão Preto, Franca, Araraquara and Mococa since May 1, 2013 through April 30, 2014.

These agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in January and October 1990, for eight days in each instance.

Argentina

In Argentina, 71% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On December 12, 2013, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non salary benefits and a new complementary regulation on company contributions.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts fixed by legislations and jurisprudence of the Justice Supreme Court of Argentina.

Beginning in 2009, private pension funds were eliminated and all employee contributions are to the government social security system.  Most of the health system in the Argentine territory is run by the unions through contributions from union and non-union employees.

Paraguay

In Paraguay, 21% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

Collective bargaining agreements that are currently in force are: (1) Collective bargaining agreement executed with Sindicato Autentico de Trabajadores de Paraguay Refrescos effective from June 16, 2013 to June 15, 2015; and (2) Sindicato de Empleados de Paraguay Refrescos effective from November 9, 2012 to May 3, 2014.

E.                                    SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2013.

	Series A						Series B
	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class
Shareholder
José Antonio Garcés Silva (junior)	—	—	—	—	52,987,375	11.19	—	—	—	—	25,728,183	5.43
Arturo Majlis Albala	—	—	—	—	2,150	0.0006	—	—	5,220	0.0014	—	—
Salvador Said Somavía	—	—	—	—	52,987,375	11.19	—	—	—	—	49,700,463	10.50
Gonzalo Said Handal	—	—	—	—	52,987,375	11.19	11,761,462	3.094	—	—	37,914,463	8.018
Eduardo Chadwick Claro					52,987,375	11.19					52,989,382	11.19

ITEM 7.                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2013:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	263,524,909	55.68	214,258,566	45.27
The Bank of New York Mellon(2)	10,647,528	2,25	52,189,038	11,03
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	69,348,241	14.65
AFPs as a group (Chilean pension funds)	31,724,127	6.70	543,584	0.11
Principal foreign funds as a group	66,873,885	14.13	85,497,856	18,06
Executive officers as a group	0	0	0	0
Directors as a group(3)	211,955,684	44.78	166,339,861	35.14

(1) Our controlling shareholders are comprised by: Inversiones SH6 Limitada; Inversiones Cabildo SpA; Inversiones el Olivillo Limitada; Inversiones Nueva Delta S.A.; Inversiones Alerce Limitada; Inversiones Nueva Delta Dos S.A.; Inversiones Las Gaviotas Dos Limitada; Inversiones Playa Negra Dos Limitada; Inversiones Don Alfonso Dos Limitada hoy Inversiones Don Alfonso Limitada; Inversiones el Campanario Dos Limitada; Inversiones los Robles Dos Limitada e Inversiones Las Viñas Dos Limitada; Jaime Said Demaría; José Said Saffie; José Antonio Garcés Silva and Alberto Hurtado Fuenzalida.

(2) Acting as Depositary for ADRs.

(3) Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía, Mr. Eduardo Chadwick Claro and Mr. Arturo Majlis Albala.

Our controlling shareholders act pursuant to a shareholders’ agreement that establishes that our controlling group will jointly control us in order to assure most of the votes at shareholders’ meetings and board sessions.  Our controlling shareholders pass resolutions with the approval of at least four of the five parties, except with respect to the following matters, which require a unanimous decision:

•                  the carrying out of new business activities different from our current line of business (unless related to “ready to drink products” or Coca Cola products);

•                  the amendment of the number of our directors;

•                  issuances of new shares;

•                  spin-offs or mergers;

•                  capital increases (subject to certain indebtedness thresholds); and

•                  the joint acquisition of our Series A shares

In connection with The Coca-Cola Company’s investment in us, The Coca-Cola Company and our controlling shareholders entered into a Shareholders’ Agreement dated September 5, 1996, as amended (the “Amended and Restated Shareholders Agreement or Shareholders’ Agreement”-incorporated as Exhibit to the Form 20-F), providing for certain restrictions on the transfer of shares of our capital stock by the Coca-Cola Shareholders and ourcontrolling shareholders. Specifically, our controlling shareholders are restricted from transferring its Series A shares without the prior authorization of The Coca-Cola Company. The Shareholders’ Agreement also provides for certain corporate governance matters, including the right of the Coca-Cola shareholders to elect two members of our board of directors so long as The Coca-Cola Company and its subsidiaries collectively own, in aggregate, certain percentage of the Series A shares. In addition, in related agreements, our controlling shareholders granted The Coca-Cola Company an option, exercisable upon the occurrence of certain changes in the beneficial ownership of the Controlling Group, to acquire 100% of the Series A shares held by our controlling shareholders at a price and in accordance with procedures established in such agreements.

B.            RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 11.3 to our Consolidated Financial Statements and were carried out under the following conditions: (i) they were previously approved by the Company’s Board of Directors, with the abstainment of the director involved in the corresponding case; (ii) the purpose of these transactions was to contribute to the Company’s interest; and (iii) they were consistent to the prevailing market price, terms and conditions at the time of their approval. Our Directors’ Committee is charged with evaluating transactions with related parties and to report on these transactions to the full board of directors. See “Item 6. Directors, Senior Management and Employees—Directors’ Committee.”

Our management believes, to the best of its knowledge, it has complied, in all material respects with the Chilean Public Company law regarding to the transactions with related parties in full force and effect at December 31, 2013.  There can be no assurance, however, that these regulations will not be modified in the future.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. —Financial Statements” for our Consolidated Financial Statements filed as part of this annual report.

Contingencies

We are party to certain legal proceedings that have arisen during the normal course of business, and we believe none of them are likely to have a material adverse effect on our financial condition. In accordance with accounting principles, the provisions regarding legal proceedings must be recorded if said procedures are reasonably probable to be resolved against the Company.

The following table represents accounting provisions made as of December 31, 2013 and 2012, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2013	2012
	Million Ch$	Million Ch$
Chile	270	123
Brazil	75,943	5,098
Argentina	1,600	1,600

Dividend Policy

The declaration and payment of dividends are determined, subject to the limitations set forth below, by the affirmative vote of a majority of our shareholders at a general shareholders’ meeting, based upon the recommendation of our board of directors.

At our annual ordinary shareholders’ meeting, our board of directors submits for approval by our shareholders our annual financial statements for the preceding fiscal year together with reports prepared by our Audit Committee. Once our shareholders have approved our annual financial statements, they determine the allocation of our net income, after provision for income taxes and legal reserves for the preceding year and taking into account the accumulation of losses from prior periods. All shares of our capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution, except that holders of our Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares.

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings.  At the annual meeting of shareholders held in April of 2012, our shareholders authorized our board of directors to distribute, at its discretion, interim dividends during 2012 and 2013.

During 2011, 2012 and 2013, our respective shareholders’ meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation.  These additional dividend payments for 2011, 2012 and 2013 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

Dividend	Dividend	Fiscal year with respect to	Aggregate Amount of Dividends Declared and Paid	Series A		Series B
Approval Date	payment Date	which dividend was declared	(Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share

12-17-2013	01-23-2014	2013	13,020	13.1	0.02407	14.41	0.02648
04-25-2013	11-15-2013	Retained Earnings	46,713	47.0	0.09023	51.7	0.09925

05-28-2013	06-26-2013	2013	12,225	12.3	0.02419	13.53	0.02660
04-25-2013	05-20-2013	Retained Earnings	12,225	12.3	0.02581	13.53	0.02814
11-20-2012	12-27-2012	2012	24,331	24.480	0.05110	26.930	0.05621
10-02-2012	10-30-2012	2012	12,165	12.240	0.02550	13.460	0.02805
02-27-2012	05-31-2012	Retained Earnings	19,398	24.30	0.04692	26.730	0.05161
04-27-2012	05-11-2012	2011	8,757	10.97	0.02256	12.067	0.02481
12-20-2011	01-23-2012	2011	6,785	8.50	0.01742	9.35	0.01916
09-27-2011	10-27-2011	2011	6.785	8.50	0.01696	9.35	0.01866
06-28-2011	07-26-2011	2011	6,785	8.50	0.01838	9.35	0.02022
04-27-2011	07-26-2011	Retained Earnings	39,914	50.00	0.10811	55.00	0.11892
04-27-2011	05-12-2011	2010	10,728	13.44	0.02870	14.784	0.03157
12-21-2010	01-27-2011	2010	6,785	8.50	0.01734	9.35	0.01907
09-28-2010	10-27-2010	2010	6,785	8.50	0.01731	9.35	0.01904
06-29-2010	07-27-2010	2010	6,785	8.50	0.01635	9.35	0.01799
04-13-2010	05-18-2010	Retained Earnings	39,914	50.00	0.09283	55.00	0.10212
04-13-2010	04-28-2010	2009	9,340	11.70	0.02239	12.87	0.02462
24-12-2009	01-28-2010	2009	5,588	7.00	0.01344	7.70	0.01479

(1) This dividend has been approved but not yet paid. We expect this dividend to be paid in the fourth quarter of 2013.

(2) The exchange rate used for purposes of this conversion was Ch$509.74 per US$1.00 as of September 2, 2013.

B.                                    SIGNIFICANT CHANGES

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9.                         THE OFFER AND LISTING

A.                                    OFFER AND LISTING DETAILS

Shares of our common stock trade in Chile on the Bolsa de Comercio de Santiago, the Bolsa de Valores Electrónica and the Bolsa de Valores de Valparaíso. Also, shares of ourcommon stock have traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of ADRs, which represent six shares of common stock. The Depositary for the ADRs is The Bank of New York Mellon.

The table below shows the high and low daily closing prices of the common stock in Chilean pesos and the trading volume of the common stock on the Santiago Stock Exchange for the periods indicated. It also shows the high and low daily closing prices of the ADRs and the volume traded in the NYSE.

	Share Volume (in thousands)		Ch$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2007	81,787	242,133	1,750	1,300	1,930	1,420
2008	76,084	147,144	1426	919	1581	1164
2009	63,647	125,476	1,440	1,088	1,740	1,262
2010	15,196	110,049	2,072	1,282	2,501	1,621
2011	38,416	79,599	2,120	1,600	2,521	1,780
2012
1st Quarter	10,809	20,786	2,300	1,847	2,780	2,220
2nd Quarter	13,897	19,454	2,350	2,135	2,800	2,552
3rd Quarter	10,339	23,451	2,300	2,090	2,835	2,440
4th Quarter	10,832	59,746	2,550	2,220	3,155	2,728
2013
1st Quarter	8,604	16,629	2,622	2,312	3,350	2,960
2nd Quarter	10,286	27,587	2,560	2,240	3,250	2,750
3rd Quarter	14,270	19,657	2,250	1,950	3,100	2,373
4th Quarter	8,713	15,746	2,293	1,847	2,940	2,310
Last six months
Oct — 13	3,965	3,254	2,180	2,080	2,940	2,770
Nov — 13	2,189	6,586	2,293	1,980	2,922	2,460
Dec — 13	2,559	5,905	2,000	1,847	2,627	2,310
Jan — 14	1,558	20,464	1,890	1,670	2,525	1,988
Feb — 14	4,449	8,175	1,755	1,600	2,200	1,900
Mar — 14	6,599	8,280	1,710	1,590	2,165	1,900

	ADR Volume (in thousands)		US$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2007	5,080	6,346	20.75	13.66	22.55	14.54
2008	2,564	5,459	20.10	8.41	21.79	10.53
2009	1,307	6,366	17.19	10.26	18.50	12.36
2010	2,076	7,140	28.83	15.04	31.40	18.68
2011	911	5,089	26.25	15.04	31.41	21.00
2012
1st Quarter	645	1,257	28.40	20.87	34.63	26.21
2nd Quarter	150	693	29.00	24.29	35.30	29.04
3rd Quarter	267	1,117	28.51	25.52	36.31	30.60
4th Quarter	214	2,963	33.16	27.59	39.85	34.06
2013
1st Quarter	161	798	34.07	30.03	42.23	37.75
2nd Quarter	304	1,480	32.55	25.63	41.70	32.46
3rd Quarter	616	1,199	27.60	21.83	35.55	28.75
4th Quarter	270	1,453	26.41	20.67	35.86	26.51
Last six months
Oct — 13	65	236	26.41	24.85	35.86	32.75
Nov — 13	103	721	25.99	22.20	34.50	28.24
Dec — 13	102	496	22.80	20.67	29.62	26.51
Jan — 14	154	1,206	21.50	17.95	28.25	21.53
Feb — 14	197	813	19.48	17.35	23.32	20.44
Mar — 14	105	549	18.90	16.59	23.28	19.75

Source:Bloomberg

The total number of registered ADR holders we had at December 2013 was 33 (23 in the Series A ADRs and 8 in the Series B ADRs). As of this date the ADRs represented 6.64% of the total number of our issued and outstanding shares. On December 31, 2013, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,850.00 per share (US$21.0393 per Series A ADR), and Ch$2,412.90 for the Series B shares (US$28.24 per Series B ADR). At December 31, 2013, there were 1,774,588 Series A ADRs (equivalent to 10,647,528 Series A shares) and 8,698,173 Series B ADRs (equivalent to 52,189,038 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2013, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 93% and 100% of such trading days, for Series A and Series B shares respectively.

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

B.                                    PLAN OF DISTRIBUTION

Not applicable.

C.                                    MARKETS

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

D.                                    SELLING SHAREHOLDERS

Not applicable.

E.                                    DILUTION

Not applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

A.                                    SHARE CAPITAL

Not applicable.

B.                                    MEMORANDUM AND ARTICLES OF ASSOCIATION

Our bylaws (“Estatutos”) are incorporated as an Exhibit to this Form 20F, and are also available on our website www.koandina.com, under Corporate Governance/Board of Directors/Deeds of Incorporation. The following is a summary of the material provisions of our bylaws. The last amendment of our bylaws was approved on July 12, 2012.

Organization

We are a publicly held company and were incorporated in February 7, 1946. Our legal domicile is the city of Santiago, Chile, notwithstanding the special domiciles of offices, agencies or branches that are established in the country as well as abroad. Our duration is indefinite.

Purposes

Our corporate purposes are to execute and develop the following:

•                  Develop one or more industrial establishments dedicated to the business, operations and activities to manufacture, produce, transform, bottle, can, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of food product and in particular any type of mineral water, juice, beverage and drink in general or other similar products, and raw materials or semi- finished materials used in such activities and/or products complementary or related to the preceding businesses and activities;

•                  Develop one or more agricultural or agro industrial establishments and farm land dedicated to the business, operations and development of agricultural activities and agro industry in general;

•                  Produce, transform, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of agricultural products and/or agro industrial products and raw materials, or semi-finished materials used in such activities, and/or products complementary or related to the preceding activities;

•                  Manufacture, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of container; and execute and develop any type of material recycling process and activity;

•                  Accept from and/or grant the representation of trademarks, products and/or licenses related to such businesses, activities, operations and products to national or foreign companies;

•                  Provide any type of service and/or technical assistance in any way related to the goods, products, businesses and activities referred to in the preceding letters;

•                  Invest cash surplus, even in the capital market; and

•                  In general, undertake all other businesses and activities supplementary or linked to the above mentioned operations.

We may execute our objectives directly or by participating as a partner or shareholder in other companies or by acquiring rights or interests in any other type of association related to the aforementioned activities.

Voting Rights

Our capital equity is divided into Series A shares and Series B shares, both preferred and with no par value, whose features, rights and privileges are the following:

•                  The preference of Series A shares consists solely of the right to elect twelve out of the fourteen board members of the Company. Series A shares are entitled to full voting rights without limitations.

•                  The preference of Series B shares consists solely of the right to receive all and any of the per share dividends we may distribute, whether temporary, definitive, minimum mandatory, additional, or eventual, increased by 10%. Series B shares are entitled to a limited voting right, voting only with respect to the election of a board member for the Company.

•                  The preferences of Series A and B shares will remain in effect through December 31, 2130. Once this period has expired, Series A and B will be eliminated and the shares which comprise them shall automatically become common shares without any preferences whatsoever, therefore eliminating the division of shares into series.

Board of Directors and Shareholder Meetings

Our management is controlled by a board of directors, whose members are proposed and elected every three years during the general annual shareholders’ meeting. Board members are elected by separate voting of the Series A and Series B shareholder. As mentioned, Series A shares elect twelve directors, and Series B shares elect two Directors.

The Directors may or may not be shareholders, and will hold their offices for three years with the possibility to be re-elected for an indefinite number of periods. Even though we have not established a formal process that allows our shareholders to communicate with the directors, shareholders desiring to do so may share their opinions, considerations or recommendations before or during the corresponding shareholders’ meeting which will be heard and attended by the Chairman of the Board, or by the Chief Executive Officer, as the case may be, and any such recommendations will be submitted for resolution by the shareholders in attendance during the meeting.

Regular general shareholders meetings are held once a year within the first four months following the date of the annual balance sheet. We prepare a balance sheet annually on our operations as of December 31, which is presented together with the profit and loss statement, the report by the auditors and annual report to the respective shareholders meeting. The board sends a copy of the balance sheet, annual report, report by the auditors and respective notes to each of the shareholders registered in the registry no later than by the date the first summons is published.Special shareholders meetings may be held at any time according to corporate needs and to discuss and decide upon any matter within the competence thereof, provided it is indicated in the summons.

C.                                    MATERIAL CONTRACTS

In 2013, we acquired the 100% of the shares of Companhia de Bebidas Ipiranga in Brazil. Additionally, we issued UF 5,000,000 in bonds in tranches of 7 and 21 years in the Chilean market and US$575 million in 10 years term bonds in the US market.

On August 30, 2012, Andina Brazil entered into a Share Purchase and Sale Agreement for the acquisition of 40% of the capital shares of Sorocaba Refreshments S.A., a manufacturer authorized by The Coca-Cola Company, based in the city of Sorocaba, State of São Paulo, owned by Compañía Maranhense de Refrigerantes (sucesora de Renosa Ind. Brasileira de Bebidas S/A) and in November 2012 RJR paid the purchase price of R$146,946,044.00.

Our general extraordinary shareholders meeting held on June 25, 2012, approved the merger (by absorption) of Embotelladora Coca Cola Polar S.A. and Embotelladora Andina S.A. On September 28, 2012, Embotelladora Andina S.A. and Embotelladora Coca Cola Polar S.A. signed the public deed of the merger of their operations, in which they declared that merger had been finalized and perfected on October 1, 2012. This operation began on February 2, 2012, and allows Embotelladora Andina S.A. to consolidate its leading position in the business of bottling products licensed by The Coca-Cola Company in the southern cone and generate opportunities for growth and generation of value for its shareholders and employees. In practice, Embotelladora Andina S.A. is the second largest Coca-Cola bottler in South America and the seventh in the world, with operations in Argentina, Brazil, Chile and Paraguay. The transaction took the form of a merger (by absorption) and the exchange of newly issued shares of Andina, at a ratio of 0.33268606071 shares of Andina Series A shares and 0.33268606071 Andina Series B shares for each share of Embotelladoras Coca-Cola Polar S.A. The final process of exchange of shares took place on October 16, 2012.

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

During 2012, PARESA executed a contract with TECNOEDIL S.A. building company for the construction of Warehouse 9, extension of Warehouse 8 for forklifts and the construction of the Distribution building, which represents additional storage capacity, the total contract value Gs.8,262,784,550. Additionally, on June 1, 2012 an agreement was signed with AZPA (Azucarera Paraguaya S.A.) for the supply of sugar, raw material, which considers the provision of 38,500 tons (Thirty eight thousand five hundred tons) until May 31, 2013, the total value of the contract is Gs.192,500,000,000.

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

During 2011, EDASA, among others, entered into the following materially significant agreements: construction of the new plant for raw sugar; purchase of machinery and equipment for the REF PET line N°8 and N°7 (600 bottles per minute); construction and equipment for a new filling line for water and sensitive products; supply of natural gas; supply of electric power and long distance and inter-deposit service agreements.

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

During 2001, the CCB eliminated certain exchange controls.  For instance, it revoked Chapter XXVI of the CFER, which regulated the issuance and placement of ADRs by Chilean corporations. Pursuant to the new rules, the Central Bank’s approval is no longer a pre-condition for ADR issuances or foreign investment contracts with the CCB. ADR issuances are now regarded as an ordinary foreign investment, and the only requirements are that the CCB be informed of the transaction, by fulfilling the rules of Chapter XIV of the CFER, that mainly establishes that the monies come in or leave the country exclusively through the Formal Exchange Market, if the recipient of the investment decides to enter the foreign currency to the country or if it carries out payments or remittances from Chile.

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

E.                                    TAXATION

Tax Considerations Relating to Equity Securities

Chilean Tax Considerations

The following discussion summarizes the material Chilean income tax consequences of an investment in Andina’s stock or ADRs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “foreign holder”). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Servicio de Impuestos Internos (the Chilean Internal Revenue Service or “SII”) and other applicable regulations and rulings that are subject to change without notice. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Each investor or potential investor is encouraged to seek independent tax advice with respect to consequences of investing in Andina’s stock or ADRs.

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

Cash Dividends and Other Distributions

Dividends we pay with respect to the shares of stock held by a foreign holder will be subject to Chilean withholding tax at a rate of 35% (the “Withholding Tax”). The First Category Tax, imposed at a rate of 20%, will be credited against the Withholding Tax. The credit will increase the base upon which the Withholding Tax is imposed. Consequently, dividends that are attributable to current profits will be subject to an effective dividend withholding tax rate of 18.7%, calculated as follows:

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

The two aforementioned factors, that is, the origin of the profits and the timing in which they were produced, generate a profit origin mix and thus, an additional net tax withholding.

Dividend distributions made in property will be subject to the same Chilean tax rules as cash dividends. Our stock dividends are not subject to Chilean taxation.

Capital Gains

Gains recognized from the sale or exchange of ADRs by a foreign holder outside Chile will not be subject to Chilean taxation. Gains recognized on a sale or exchange of shares of common stock will be subject to both the First Category Tax and the Withholding Tax (the former being credited against the latter) if either: (i) the foreign holder has held the shares of common stock for less than one year, (ii) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as an habitual trader of shares, or (iii) the foreign holder transfers shares of common stock to a related person, as defined by Chilean tax law. In all other cases, gain on the disposition of shares of common stock will be subject only to the First Category Tax, currently imposed at a rate of 20%, except for shares resulting from an exchange of ADRs for shares (flow back) in which case, the Chilean Internal Revenue Service pursuant to Oficio 1,705 dated May 15, 2006 has interpreted that said shares may benefit from article 18 ter if the ADRs were acquired through a stock broker or by any other circumstance stipulated by that norm.

The tax basis of shares of common stock received in exchange for ADRs will be determined in accordance with the valuation procedure set forth in the Deposit Agreement, which values shares of common stock at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the withdrawal of the shares of common stock from the Depositary. Consequently, the conversion of ADRs into shares of common stock, and the immediate sale of the shares for the value established under the Deposit Agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADRs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADRs’ holders on a Chilean stock exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. As this amendment has been included in the Deposit Agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADRs were sold, will not be subject to taxation.We reiterate that if a contributor in good faith adopts Oficio 1,705, then the excess value will not be subject to taxation in Chile.

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

United States Tax Considerations Relating to ADRs or Shares of Common Stock

The following discussion summarizes certain U.S. federal income tax consequences of an investment in Andina’s ADRs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADRs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADRs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADRs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders that own or are deemed to own 10% or more of our voting shares, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADRs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADRs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the United States federal income tax consequences to a holder in light of its particular circumstances and does not address the effects of any state, local or non-United States tax laws. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADRs or shares of common stock.

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

Cash Dividends and Other Distributions

Cash distirbutions (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADRs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADRs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADRs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our common stock that are not backed by ADRs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADRs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Dividends paid in Chilean pesos will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the day of receipt by the Depositary, in the case of ADRs, or by the U.S. holder, in the case of shares of common stock, regardless of whether the Chilean pesos are converted into U.S. dollars. If the Chilean pesos received as dividends are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Chilean pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean pesos will be treated as U.S. source ordinary income or loss, regardless of whether the pesos are converted into U.S. dollars.

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

Passive Foreign Investment Company

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

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Capital Gains

U.S. holders that hold ADRs or shares of common stock as capital assets will recognize capital gain or loss for federal income tax purposes on the sale or other disposition of such ADRs or shares (or preemptive rights with respect to such shares) held by the U.S. holder or the Depositary. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of common stock (which, unlike a disposition of ADRs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for any Chilean tax imposed on the gain unless it can apply (subject to applicable limitations) the credit against tax due on other income from foreign sources.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of ADRs or shares of common stock or the proceeds received on the sale, exchange, or redemption of ADRs or shares of common stock paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients. A backup withholding tax may apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number or certification of other exempt status or fails to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

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

You may read and copy all or any portion of the annual report or other information in our files in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also access these documents through the SEC’s website at www.sec.gov or from our corporate website www.koandina.com or request a hard copy through our website also. You can also request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADRs are listed.

We also file reports with the Chilean Superintendencia de Valores y Seguros. You may read and copy any materials filed with the SVS directly from its website www.svs.cl.  The documents referred to in this annual report can be inspected at Miraflores 9153, Piso 7, Renca, Santiago, Chile.

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

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2013.

	Expected Maturity Date							Estimated Fair Market Value
	2014	2015	2016	2017	2018	Therafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest Earning Assets
Time deposits and credit links	49,179	—	—	—	—	—	49,179	49,179
Weighted average interest rate	4.75%	—	—	—	—	—	4.75%	—

Interest Bearing Liabilities
Long-term debt (Bonds)	15,589	9,853	10,119	16,165	10,703	485,536	547,966	565,702
Fixed Rate	4.49%	4.45%	4.51%	4.18%	4.88%	4,82%	4.78%	—
Bank liabilities	70,357	17,474	17,474	15,190	14,121	3,828	138,443	136,190
Weighted average interest rate	10.09%	9.30%	9.30%	5.02%	4.90%	11.79	8.85%	—

Foreign Currency Risk

As of December 31, 2013, we have debt held by banks and debt held by the public denominated in U.S. dollars, which are counterbalanced by cash balances and mutual funds also denominated in that currency, thus the risk of exposure to the accrual of fluctuations of the value of the US dollar is low. Net assets balance is denominated in dollars as of December 31, 2013, which amounts to $635 million as detailed below:

The following table summarizes the financial instruments held December 31, 2013, denominated in dollars:

	2014	2015	2016	2017	2018	2019 Onwards	Total	Fair estimated Market Value
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Assets
Denominated in US dollars
Assets
Cash and cash equivalents	3,461	—	—	—	—	—	3,461	3,461
Mutual fund	6,561	—	—	—	—	—	6,561	6,561
Liabilities
Bonds obligations	(3,771)	—	—	—	—	(301,651)	(305,422)	(307,559)
Bank debt	(9,261)	(3,147)	(3,147)	(11,059)	(11,059)	—	(37,673)	38,202
Net assets (liabilities)	(3,010)	(3,147)	(3,147)	(11,059)	(11,059)	(301,651)	(333,073)	(335,210)

ITEM 12.                  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    DEBT SECURITIES

Not applicable.

B.                                    WARRANTS AND RIGHTS

Not applicable.

C.                                    OTHER SECURITIES

Not applicable.

D.                                    AMERICAN DEPOSITARY RECEIPTS

Fees and Charges

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

Fees Incurred in Past Annual Period

From January 1, 2013 to December 31, 2013, we received from the depositary US$55,756.30 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Fees to be Paid in the Future

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADR program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

ITEM 14.                  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In 1985, a majority of our shares was acquired by four Chilean families who compromise Inversiones Freire Ltda. In 1996, our shareholders approved the Reclassification of Capital Stock, which we refer to as the “Reclassification,” of our common stock into two new series of shares. Pursuant to the Reclassification, each outstanding share of our common stock was replaced by one newly issued Series A share and one newly issued Series B share.

The Series A and Series B shares are principally differentiated by their voting and economic rights. The modification of our bylaws as of June 25, 2012, increased the number of directors from 7 to 14. The holders of the Series A shares have full voting power and are entitled to elect 12 of 14 members of the board of directors, and the holders of the Series B shares have no voting rights but for the right to elect 2 members of the board of directors. In addition, holders of Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares.

After the Reclassificaction, the Superintendence of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones ) decreed that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights. Later, during 2004, the Superintendence approved Series B shares as investment instruments for Chilean Pension funds. Series A shares have always been eligible as investment instruments.

ITEM 15.                  CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a—15(f) and 15d—15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (1992) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

The Company’s management has excluded Companhia de Bebidas Ipiranga from its assessment of internal control over financial reporting as of December 31, 2013, because they were acquired by the Company in purchase business combinations during 2013. Companhia de Bebidas Ipiranga is a wholly-owned business whose total assets represents18.7% and total revenues represents 3.2% of the related consolidated financial statement amounts as of and for the year ended December 31, 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

Attestation Report of the Registered Public Accounting Firm

See page F-1 and F-2 of our audited consolidated financial statements,

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required under Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                  [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has designated Mr. Gonzalo Parot Palma as our Audit Committee Financial Expert, as defined in the instructions to Item 16A of Form 20-F. Our board of directors has also determined that Mr. Gonzalo Parot Palma is an Independent Director as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

ITEM 16B.         CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct that constitutes a code of ethics for our directors and employees. This Code applies to our Board of Directors, chief executive officer and all senior financial officers of our Company, including the chief financial officer or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our Code of Ethics and Business Conduct is available on our website www.koandina.com. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on the above mentioned website through a 6-K form.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year ended December 31,
	2012		2013
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees
Audit fees(1)	861	85%	706	74%
Audit-related fees(2)	10	1%	180	19%
Tax fees(3)	11	1%	23	2%
Other fees	131	13%	47	5%
Total	1,013	100%	956	100%

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

Directors’ Committee and Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all non-audit services provided by our external auditors must be pre-approved by our Directors’ Committee. Once the proposed service is approved, our subsidiaries or we formalize the engagement of services. In addition, the members of our board of directors are briefed on matters discussed by the Directors’ Committee.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our Audit Committee is comprised of Gonzalo Parot Palma, Salvador Said Somavía and Arturo Majlis Albala.

We disclose that, with respect to the current membership of Mr. Salvador Said Somavía and Mr. Arturo Majlis Albala on our Audit Committee, it has relied on the exemption from the independence requirements provided by Rule 10A-3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended. Pursuant to said rule, a member of the Committee who is an affiliate of the foreign private issuer or a representative of such an affiliate; has only observer status on, and is not a voting member or the chair of, the audit committee; and is not an executive officer of the foreign private issuer, may be exempted from the independence requirement.

Mr. Arturo Majlis Albala and Mr. Salvador Said Somavía meet, for the duration of their membership, the requirements of Rule 10A-3(b)(1)(iv)(D) because they (i) are a representative of our controlling shareholder group; (ii) have an observer-only status on our Audit Committee;(iii) are not officers of us or any of our subsidiatires; and (iv) do not receive, directly or indeirectly, compednsation from ous or any of our subsidiaries other than in their capacities as members of our Audit Committee.

Our reliance on the exemption provided by Rule 10A-3of the Exchange Act, with respect to Mr. Arturo Majlis Albala and Mr. Salvador Said Somavía, would not materially adversely affect the ability of our Audit Committee to act independently.

ITEM 16E.         PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2013, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable to this annual report

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

303A.05 Compensation Committee	Listed companies must have a Compensation Committee composed entirely of independent directors, and must have a written charter addressing certain matters.

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

There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Business Conduct that applies to the entire Company.  Andina has posted this information on its website www.koandina.com

303A.11 Foreign Private Issuer Disclosure

A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE as applicable to U.S. domestic listed companies

No similar obligation exists under Chilean law. However, Andina has posted this information on its website www.koandina.com

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

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

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                   FINANCIAL STATEMENTS

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

ITEM 18.                   FINANCIAL STATEMENTS

The following financial statements, together with the report of independent registered accounting firm, are filed as part of this Annual Report:

ITEM 19.                   EXHIBITS.

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description

1.1	Amended and restated Bylaws of Embotelladora Andina S.A. dated as of June 25, 2012 (English Translation) (filed herein))
2.1

Amended and restated Deposit Agreement, dated as of December 14, 2000, among Embotelladora Andina S.A., The Bank of New York as Depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 1.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.2

Indenture dated as of September 30, 1997, among Embotelladora Andina S.A., Credit Suisse First Boston Corporation, and J.P. Morgan Securities Inc. (incorporated herein by reference and filed with the SEC on September 30, 1997 and also available on our website www.koandina.com)

4.1

Amended and restated Call Option Agreement, dated as of December 17, 1996, among Inversiones Freire Limitada, Inversiones Freire Dos Limitada, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., The Coca-Cola Company, and Embotelladora Andina S.A. and Custody Agreement among Inversiones Freire Limitada and Inversiones Freire Dos Limitada and Citibank, N.A. (English translation) (incorporated by reference to Exhibit 1.5 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

4.2

Amendment dated as of August 31, 2012 to the Amended and restated Shareholders’ Agreement, dated as of June 25, 2012,  among Embotelladora Andina S.A., the Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire Ltda., and Inversiones Freire Dos Ltda (filed herein)

4.3	English translation of the form Bottler Agreement, (incorporated by reference to Exhibit 1.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142))
4.4

Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.1 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.5

Amendment dated as of February 1, 2012 to the Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and Schweppes Holdings Limited (incorporated by reference to Exhibit 1.2.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.6

Amendment dated as of June 30, 2013 to the Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.7

Bottler Agreement in force as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding operations in Argentina (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.8

Amendment dated as of October 16, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding syrup mix (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.9

Amendment dated as of October 16, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding distribution in Argentina (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.10

Amendment dated as of November 17, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.11

Amendment dated as of November 28, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.12

Amendment dated as of March 21, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.13	Amendment dated as of November 26, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola

Item	Description

Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.14

Amendment dated as of December 7, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.15

Amendment dated as of December 27, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.16

Amendment dated as of July 28, 2008 to Bottler Agreement effective as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.17

Amendment dated as of July 28, 2008 to Bottler Agreement effective as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and Schweppes Holdings Limited (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.18

Bottler Agreement dated as of October 4, 2007 among Rio de Janeiro Refrescos Ltda and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.5 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.19

Amendment dated as of October 4, 2012 to Bottler Agreement dated as of October 4, 2007 between Rio de Janeiro Refrescos Ltda and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.6 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.20	Amendment dated as of February 7, 2013 to the Bottling Agreement dated as of October 4, 2007 between Cia. de Bebidas Ipiranga and The Coca-Cola Company (filed herein).
4.21

Bottler Agreement dated as of September 1, 2008 among Embotelladoras Coca-Cola Polar S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.7 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.22

Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.8 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.23

Amendment dated as of February 1, 2013 to Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.9 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.24

Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.25

Amendment dated as of March 3, 2010 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

8.1	List of our subsidiaries (filed herein).
12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).
13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2013 and 2012

and for each of the three years is the period ended December 31, 2013

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embotelladora Andina S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, cash flows and of changes in equity present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries at December 31, 2013 and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit.  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

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

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Companhia de Bebidas Ipiranga from its assessment of internal control over financial reporting as of December 31, 2013 because it was acquired by the Company in a purchase business combination during 2013. We have also excluded Companhia de Bebidas Ipiranga from our audit of internal control over financial reporting.  Companhia de Bebidas Ipiranga is a wholly-owned business whose total assets represents18.7% and total revenues represents 3.2% of the related consolidated financial statement amounts as of and for the year ended December 31, 2013.

/s/ PricewaterhouseCoopers
Santiago, Chile
May 15, 2014

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited the accompanying consolidated statement of financial position of Embotelladora Andina S.A. and subsidiaries (“the Company”)  as of December 31, 2012, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2012 and the consolidated results of their operations and their cash flows for each of the two years then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ ERNST & YOUNG LIMITADA

Santiago, Chile, April 30, 2013

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Financial Position

At December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	12.31.2013	12.31.2012
		ThCh$	ThCh$
Current Assets:

Cash and cash equivalents	5	79,976,126	55,522,255
Other financial assets	6	36,471,637	128,581
Other non-financial assets	7.1	9,695,804	18,202,838
Trade and other receivables	8	195,434,075	152,816,916
Accounts receivable from related parties	12.1	8,028,987	5,324,389
Inventories	9	125,853,991	89,319,826
Current income tax assets	10.1	3,989,697	2,879,393
Total current assets excluding assets held for sale		459,450,317	324,194,198
Assets held for sale		1,133,769	2,977,969
Total Current Assets		460,584,086	327,172,167

Non-Current Assets::
Other financial assets	6	7,922,287	—
Other non-financial assets	7.2	28,796,153	26,927,090
Trade and other receivables	8	7,631,253	6,724,077
Accounts receivable from related parties	12.1	18,765	7,197
Investments accounted for under the equity method	14.1	68,673,399	73,080,061
Intangible assets	15.1	700,606,492	464,582,273
Goodwill	15.2	115,779,067	64,792,741
Property, plant and equipment	11.1	692,949,808	576,550,725
Total Non-Current Assets		1,622,377,224	1,212,664,164
Total Assets		2,082,961,310	1,539,836,331

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Financial Position

At December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

LIABILITIES AND EQUITY	NOTE	12.31.2013	12.31.2012
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:

Other financial liabilities	16	106,877,255	106,248,019
Trade and other accounts payable	17	210,446,298	184,317,773
Accounts payable to related parties	12.2	43,425,287	32,727,212
Provisions	18	269,906	593,457
Income taxes payable	10.2	3,679,057	1,114,810
Other non-financial liabilities	19	37,446,336	20,369,549
Total Current Liabilities		402,144,139	345,370,820

Non-Current Liabilities:
Other financial liabilities	16	605,362,059	173,880,195
Trade and other payables		1,262,043	1,930,233
Provisions	18	77,542,388	6,422,811
Deferred income tax liabilities	10.4	105,537,484	111,414,626
Post-employment benefit liabilities	13.3	8,758,111	7,037,122
Other non-financial liabilities	19	922,498	175,603
Total Non-Current Liabilities		799,384,583	300,860,590

Equity:	20
Issued capital		270,737,574	270,759,299
Treasury shares		—	(21,725)
Retained earnings		243,192,801	239,844,662
Other reserves		346,738,667	363,581,513
Equity attributable to equity holders of the parent		860,669,042	874,163,749
Non-controlling interests		20,763,546	19,441,172
Total Equity		881,432,588	893,604,921
Total Liabilities and Equity		2,082,961,310	1,539,836,331

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Income

For the years ended December 31, 2013, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2013	01.01.2012	01.01.2011
	NOTE	12.31.2013	12.31.2012	12.31.2011
		ThCh$	ThCh$	ThCh$
Net sales		1,521,681,335	1,172,292,817	982,864,417
Cost of sales	24	(914,817,748)	(698,955,215)	(578,581,184)
Gross Profit		606,863,587	473,337,602	404,283,233
Other income	24	6,434,020	3,265,998	2,909,445
Distribution expenses	24	(163,022,685)	(122,818,941)	(98,807,574)
Administrative expenses	24	(272,556,438)	(196,355,000)	(163,051,423)
Other expenses	25	(30,462,097)	(15,420,008)	(11,915,003)
Other gains (losses)	27	740,373	(2,336,215)	1,494,918
Financial income	26	4,973,312	2,728,059	3,182,434
Financial expense	26	(28,944,023)	(11,172,753)	(7,235,176)
Share of profit of investments accounted for using the equity method	14.3	783,418	1,769,898	2,026,158
Foreign exchange differences		(7,694,834)	(4,471,031)	2,731
Loss from differences in indexed financial assets and liabilities		(3,881,145)	(1,753,801)	(1,177,658)
Net income before income taxes		113,233,488	126,773,808	131,712,085
Income tax expense	10.3	(22,966,264)	(38,504,636)	(34,684,661)
Net income		90,267,224	88,269,172	97,027,424

Net income attributable to:
Equity holders of the parent		88,982,678	87,636,961	97,024,405
Non-controlling interests		1,284,546	632,211	3,019
Net income		90,267,224	88,269,172	97,027,424

		Ch$	Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	20.5	89.53	104.12	121.54
Earnings per Series B Share	20.5	98.48	114.53	133.69

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2013, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	01.01.2013	01.01.2012	01.01.2011
	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Net income	90,267,224	88,269,172	97,027,424
Other Comprehensive Income:

Components of other comprehensive income that are not reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(1,411,030)	—	—
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gains (losses) from exchange rate translation differences	(18,877,527)	(42,186,310)	601,269
Gains from cash flow hedges	2,961,146	—	—

Income tax related to components of other comprehensive income that are not reclassified to net income for the period
Income tax benefit related to actuarial losses from defined benefit plans	282,206	—	—

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax (benefit) related to exchange rate translation differences	1,096,509	1,089,225	(1,481,057)
Income tax related to cash flow hedges	(703,002)	—	—
Total comprehensive income	73,615,526	47,172,087	96,147,636
Total comprehensive income attributable to:
Equity holders of the parent	72,139,832	46,541,295	96,146,951
Non-controlling interests	1,475,694	630,792	685
Total comprehensive income	73,615,526	47,172,087	96,147,636

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

for the years ended December 31, 2013, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2013	270,759,299	(21,725)	(63,555,545)	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	88,982,678	88,982,678	1,284,546	90,267,224
Other comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	—	(16,842,846)	191,148	(16,651,698)
Comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	88,982,678	72,139,832	1,475,694	73,615,526
Dividends	—	—	—	—	—	—	—	(85,634,539)	(85,634,539)	(153,320)	(85,787,859)
Decrease of Capital	(21,725)	21,725	—	—	—	—	—	—	—	—	—
Total changes in equity	(21,725)	21,725	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	3,348,139	(13,494,707)	1,322,374	(12,172,333)
Ending balance at 12.31.2013	270,737,574	—	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedging reserve	Actuarial gains or losses in employee benefits	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2012	230,892,178	—	(22,459,879)	—	—	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	87,636,961	87,636,961	632,211	88,269,172
Other comprehensive income	—	—	(41,095,666)	—	—	—	(41,095,666)	—	(41,095,666)	(1,419)	(41,097,085)
Comprehensive income	—	—	(41,095,666)	—	—	—	(41,095,666)	87,636,961	46,541,295	630,792	47,172,087
Equity Issuance — Polar acquisition	39,867,121	—	—	—	—	421,701,520	421,701,520	—	461,568,641	18,801,365	480,370,006
Dividends	—	—	—	—	—	—	—	(55,894,367)	(55,894,367)	—	(55,894,367)
Purchase of treasury-shares	—	(21,725)	—	—	—	—	—	—	(21,725)	—	(21,725)
Total changes in equity	39,867,121	(21,725)	(41,095,666)	—	—	421,701,520	380,605,854	31,742,594	452,193,844	19,432,157	471,626,001
Ending balance at 12.31.2012	270,759,299	(21,725)	(63,555,545)	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

for the years ended December 31, 2013, 2012 and 2011

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

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2013	01.01.2012	01.01.2011
Cash flows provided by Operating Activities	NOTE	12.31.2013	12.31.2012	12.31.2011
		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (includingtaxes)		1,954,744,395	1,557,595,968	1,383,987,572
Receipts from premiums, claims, annuities and other policy benefits		77,300	—	162,979
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,349,009,473)	(1,038,437,026)	(960,961,322)
Payments to employees		(153,571,748)	(109,386,885)	(88,025,877)
Other payments for operating activities (value-added taxes on purchases, sales andothers)		(222,218,717)	(188,266,514)	(159,030,469)
Dividends received		2,085,031	725,000	2,061,957
Interest payments		(23,319,351)	(7,608,496)	(6,472,220)
Interest received		3,295,309	1,874,032	2,139,339
Income tax payments		(33,410,166)	(23,229,558)	(31,682,397)
Other cash movements		(6,587,855)	(4,409,721)	(3,229,066)
Net cash flows generated from Operating Activities		172,084,725	188,856,800	138,950,496
Cash flows used in Investing Activities
Capital decrease in Envases CMF S.A., and Sale of 43% interest in Vital S.A., net of cash previously held		—	—	5,355,930
Capital contribution to the associate Vital Jugos S.A.		—	—	(1,278,000)
Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltd.)		3,704,831	—	—
Cash flows used to purchase non-controlling interests (Purchase 40% Sorocaba Refrescos, S.A., and capital contributions in Vital Jugos S.A., after its proportional sale)		—	(35,877,240)	(3,249,000)
Cash flows used to obtain control of subsidiaries or other businesses (Purchase Compañía de Bebidas Ipiranga)		(261,244,818)	—
Cash flows from change in controls of subsidiaries and others (Capital decrease in Envases CMF S.A.)		—	1,150,000	—
Proceeds from sale of property, plant and equipment		6,861,329	611,634	2,187,364
Purchase of property, plant and equipment		(183,697,386)	(143,763,670)	(126,930,944)
Proceeds from other long term assets (term deposits over 90 days)		19,423,100	14,864,854	75,422,008
Purchase of other long term assets (term deposits over 90 days)		(52,076,837)	(1,455,348)	(39,484,304)
Payments on forward, term, option and financial exchange agreements		(873,453)	(1,360,880)	(451,825)
Receipts from forward, term, option and financial exchange agreements		11,216,678	881,832	1,180,132
Other cash movements		9,137,035	8,778,615	(2,372,559)
Net cash flows used in Investing Activities		(447,549,521)	(156,170,203)	(89,621,198)
Cash Flows generated from (used in) Financing Activities
Proceeds from long-term borrowings obtained		403,245,077	61,053,312	—
Proceeds from short-term borrowings obtained		246,038,498	197,968,578	118,456,093
Repayments of borrowings		(271,177,359)	(192,768,709)	(114,709,675)
Payments of finance lease liabilities		(1,959,307)	(16,438)	—
Purchase of treasury shares		—	(21,725)	—
Dividend payments by the reporting entity		(73,041,053)	(69,766,002)	(70,905,803)
Net cash flows generated by (used in) Financing Activities		303,105,856	(3,550,984)	(67,159,385)
Net increase (decrease) in cash and cash equivalents before exchange differences		27,641,060	29,135,613	(17,830,087)
Effects of exchange differences on cash and cash equivalents		(3,187,189)	(4,911,280)	864,929
Net increase (decrease) in cash and cash equivalents		24,453,871	24,224,333	(16,965,158)
Cash and cash equivalents — beginning of year	5	55,522,255	31,297,922	48,263,080
Cash and cash equivalents - end of year	5	79,976,126	55,522,255	31,297,922

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country.

The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brasil, Argentina and Paraguay. The licenses for the territories expire in Chile in 2014 and 2018; in Argentina in 2017; in Brazil in 2017; and in Paraguay in 2014. All of these licenses are issued at The Coca-Cola Company´s discretion. The Company is currently in the process of renewing its licences in Paraguay and Chile that expire en 2014 and expects that these licenses, along with all others, will be renewed with similar terms and conditions upon expiration.

As of December 31, 2013, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                               Periods covered

These consolidated financial statements encompass the following periods:

Consolidated statement of financial position: At December 31, 2013 and December 31, 2012.

Consolidated statement of income: For the years ended at December 31, 2013, 2012 and 2011.

Consolidated statement of comprehensive income: For the years ended at December 31, 2013, 2012 and 2011.

Consolidated statement of cash flows: For the years ended at December 31, 2013, 2012 and 2011 using the “direct method”.

Consolidated statement of changes in equity:  For the years ended at December 31, 2013, 2012 and 2011.

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2                     Basis of preparation

The Company’s Consolidated Financial Statements for the years ended December 31, 2013 and 2012 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).  The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and liabilities at fair value through profit or loss (including derivatives) and available for sale financial assets.  The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.  The areas involving a high degree of judgement or complexity, or areas where assumptions or estimates are significant to the consolidated financial statements are disclosed in Note 2.24.

The Company’s 2013 Spanish language IFRS consolidated financial statements were approved by the Company’s Board of Directors on February 27, 2014, with subsequent events first being considered through that date.  Those Spanish language IFRS consolidated financial statements consisted of consolidated statement of financial position as of December, 31 2013 and 2012 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended.  Those Spanish language IFRS consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 21, 2014 meeting.

Included in this 2013 English language translation IFRS consolidated financial statements are consolidated statement of financial position as of December 31, 2013 and 2012, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2013.  This three year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission.  Other than such three year presentation and disclosure, the accompanying English language IFRS consolidated financial statements are consistent with the previously issued Spanish language IFRS consolidated financial statements.  This three year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 29, 2014, with subsequent events considered through this later date.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of December 31, 2013 and  2012 and results of operations and cash flows for the years ended December 31, 2013, 2012 and 2011. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred to the former owners of the acquire or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. All acquisition related costs are expensed in the period incurred.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2013			12-31-2012
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A. (1)	0.92	99.07	99.99	—	99.98	99.98
Foreign	Coca Cola Polar Argentina S.A. (1)	—	—	—	5.00	94.99	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.(2)	99.90	0.09	99.99	—	—	—
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada.(2)	—	99.99	99.99	—	—	—
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.5	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

(1)    On January 1, 2013, Embotelladora del Atlántico S.A absorbed Coca-Cola Polar Argentina S.A.

(2)    Corresponds to Chilean companies constituted to reorganize the distribution process in Chile, in parts of Santiago and the Rancagua region. Total assets of both companies at December 31, 2013 amounts to ThCh$ 954,091.

2.3.2                     Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement, and its share of post acquisition movements in other comprehensive income is recognized in OCI with corresponding adjustment to the carrying amount of the investment.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF ¨Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2013	524.61	223.94	80.45	23,309.56	0.1144	724.30
12.31.2012	479.96	234.87	97.59	22,840.75	0.1100	634.45
12.31.2011	519.20	276.79	120.63	22,294.03	0.1200	672.97

2.5.3                             Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil Segment)	R$ Brazilian Real
Embotelladora del Atlántico S.A. (Argentina Segment)	A$ Argentine Peso
Andina Empaques Argentina S. A. (Argentina Segment)	A$ Argentine Peso
Paraguay Refrescos S. A. (Paraguay Segment)	G$ Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                                       Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items that are available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Goodwill is recognized separately and tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units; from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis..

2.7.3                              Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                                       Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At each reporting date the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets. Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the year in which they incur.

2.9.2                             Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment.

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in administrative expenses in the consolidated income statement.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income during the year in which it occurs.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, property, plant and equipment, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                      Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”.

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of December 31, 2013 and 2012 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the assets or liabilities that are not based on observable market data information.

During the period ended December 31, 2013, there were no transfers of items between fair value measurement categories; all of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14                                Other financial liabilities

Bank borrowings are initially recognized at fair value, net of transaction costs. These liabilities are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.  For the years ended December 31, 2013, 2012 and 2011, no borrowing costs have been capitalized.

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be ultilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries and associates in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future. Liabilities for unrecognized deferred taxes in associates and subsidiaries, due to the postponement of the reception of earnings amount to ThCh$ 47,560,506.

2.17                                Employee benefits

The Company provides for post-retirement compensation to its retirees according to their years of service and the individual and collective contracts in place. This provision is recognized in the balance sheet at the present value of the defined benefit obligation using the projected unit credit method based on discounted estimated future cash outflows using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and with terms approximating the terms of the related pension obligation.

The results from the update of actuarial variables were directly recorded under results within sales and administrative expenses until December 31, 2012. From the year 2013, and according to the modifications established by IAS 19, variations in actuarial variables are prospectively recognized within other comprehensive income.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19                                Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20                                Deposits for returnable containers

This liability comprises of cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue presents amounts receivable for goods supplied net of value-added tax, returns, rebates, and discounts and net of sales between companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                                Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the Company´s consolidated financial statements, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.24                                Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1                      Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful lives (such as distribution rights) have suffered any loss of impairment. The recoverable amounts of cash generating units are determined based on value-in-use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2                      Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows which do not come from these, but from other assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, amendments and interpretations are mandatory for the first time for financial years beginning on January 1, 2013

Standards and interpretations	Mandatory for the years beginning from

IAS 19 Revised “Employee Benefits”

Issued in June 2011, it supersedes IAS 19 (1998). This revised standard modifies how to recognize and measure expenses for defined benefit plans and termination benefits. Essentially, this modification eliminates the corridor method or fluctuation band and requites that the actuarial fluctuation of the period be recognized in Other Comprehensive Income. Additionally it includes modifications to disclosures of all employee benefits.

01/01/2013

IAS 27 “Separate Financial Statements”

Issued in May 2011, it supersedes IAS 27 (2008). The change of this standard is restricted only to separate financial statements. Under this change, the definition of control and consolidation were removed and included under IFRS 10.

01/01/2013

IFRS 10 “Consolidated Financial Statements”

Issued in May 2011, it replaces the SIC-12 “Consolidation of special purpose entities” and guidance on control and consolidation of IAS 27 “Consolidated financial statements”. It provides clarifications and new parameters for the definition of control, as well as the principles for the preparation of consolidated financial statements.

01/01/2013

IFRS 11 “Joint Agreements”

Issued in May 2011, it replaces IAS 31 “Interests in joint ventures” and SIC-13 “Jointly controlled entities”. It provides a more realistic reflection of the joint agreements focusing on the rights and obligations arising from the agreements rather than its legal form. Some of the modifications include the elimination of the concept of jointly controlled assets and the option of proportional consolidation of entities under joint agreements.

01/01/2013

IFRS 12 “Disclosure of Interests in Other Entities”

Issued in May 2011, brings together in one standard all disclosure requirements in related holdings in other financial statements are those classified as subsidiaries, associates or joint ventures. Applies for those entities that have investments in subsidiaries, joint ventures and / or associates.

01/01/2013

IFRS 13 “Fair Value Measurement”

Issued in May 2011, it brings together in a single standard the source of fair value measurement of assets and liabilities and disclosure requirements, and incorporates new concepts and clarifications for their measurement.

01/01/2013

Amendments and improvements	Mandatory for the years beginning from

IAS 1 “Presentation of Financial Statements”

Issued in June 2011, the main modification of this amendment is a requirement for entities to group items presented in Other Comprehensive Income on the basis whether they are potentially reclassifiable to income statement subsequently.

07/01/2012

IAS 28 “Investments in Associates and Joint Ventures” Issued in May 2011, it regulates the accounting treatment of these investments through the application of the equity method.	01/01/2013

IFRS 7 “Financial Instruments: Disclosures”

Issued in December 2011, it includes improvements in current disclosures of offsetting financial assets and liabilities, in order to increase the convergence between IFRS and U.S. GAAP. These disclosures focus on quantitative information on the recognized financial instruments that are offset in the financial statement.

01/01/2013

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

Issued in March 2012, it provides an exception for retroactive application to the recognition and measurement of the loans received from the Government with interest rates below market, at the date of transition.

01/01/2013

IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Agreements” and IFRS 12 “Disclosure of Interest in Other Entities”.

Issued in July 2012. It clarifies transitional provisions for IFRS 10, indicating that it is necessary to apply to them the first day of the annual period in which the standard is adopted. Therefore, it may be necessary to make modifications to the comparative information presented in that period, if the evaluation of the control over investment differs from what has been recognized according to IAS 27/SIC 12

01/01/2013

Improvements to International Financial Reporting Standards (2011) Issued in May 2012.	01/01/2013

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — it clarifies that an entity may apply IFRS 1 more than once, under certain circumstances.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — It clarifies that an entity may chose to adopt IAS 23, “Borrowing Costs” on the transition date or since a previous date”

IAS 1 “Presentation of Financial Statements” - It clarifies requirements of comparative information when the entity presents a third balance column.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — As a consequence of the previous amendment to IAS 1, it clarifies that an entity adopting

IFRS for the first time can deliver information in notes for all periods presented.

IAS 16 “Property, Plant and Equipment” — It clarifies that the spare parts and service equipment will be classified as Property, Plant and Equipment rather than inventory, as they meet the definition of Property, Plant and Equipment.

IAS 32 “Presentation of Financial Instruments” — It clarifies the treatment of income tax relative to distribution and transaction costs.

IAS 34 “Interim Financial Information” — It clarifies then presentation requirements of assets and liabilities by segments during interim periods, ratifying the same applicable requirements to the annual financial statements.

The adoption of standards, amendments and interpretations previously described, did not have a material impact on the consolidated financial statements of the Company.

b)             New standards, interpretations and amendments issued, not applicable for the year 2013, for which early adoption is allowed, are as follows.

Standards and interpretations	Mandatory for periods beginning on

IFRS 9 “Financial Instruments”

Issued in December 2009, it amends the classification and measurement of financial assets. It establishes two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is measured at amortized cost only if the entity keeps it to obtain contractual cash flows and if cash flows represent principal and interest.

Not determined

Subsequently this standard was amended in November 2010 to include the treatment and classification of financial liabilities. For liabilities the standard keeps most of the requirements of IAS 39. These include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that, in the cases where the option of fair value of financial liabilities is taken, the part of the change in fair value attributable to changes in the risk of the entity’s credit is recognized within other comprehensive income instead of income, unless this produces an accounting asymmetry.

Early adoption is allowed.

IFRIC 21 “Liens”

Issued in May 2013. Defines a lien as an outflow of resources embodying economic benefits is imposed by the government entities in accordance with current legislation. Indicates the accounting treatment for a liability to pay a tax if that person is within the scope of IAS 37. It’s about when to recognize a liability for charges imposed by a public authority to operate in a specific market. Submit a liability to be recognized when the event giving rise to the obligation and the payment can not be prevented from occurring. The obligating event generator can occur gradually or at a specific date in time. Early adoption is permitted.

01/01/2014

Amendments and improvements	Mandatory for the years beginning from

IAS 32 “Presentation of Financial Instruments”

Issued in December 2011 - It clarifies the requirements for offsetting financial assets and liabilities in the financial statement. Specifically, it indicates that the offsetting right must be available on the date of the financial statement and not be dependent on a future event. It also indicates that it must be legally obligatory for counterparts both in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Early adoption is permitted.

01/01/2014

IAS 36 “Impairment of Assets”

Issued in May 2013 - It modifies the information disclosure of the recoverable amount of non-financial assets by aligning them with the requirements of IFRS 13. It requires disclosure of information about the recoverable amount of assets that are impaired if that amount is based on fair value less selling costs. Additionally, it requires among other things, that discount rates used in determining present values of the recoverable amount must be disclosed. Early adoption is permitted.

01/01/2014

IAS 39 “ Financial Instruments: Recognition and Measurement ”
Issued in June 2013. Down certain conditions to be met novation of derivatives continue to allow hedge accounting , that in order to prevent innovations that are the result of laws and regulations affecting the financial statements. To this effect indicates that the changes will not lead to the expiration or termination of the hedging instrument if: ( a) as a result of laws or regulations , the parties to the hedging instrument agree that a central counterparty , or an entity (or entities) act as counterparty to offset centrally replaces the original counterparty , ( b ) other changes , if any , to the hedging instruments , which are limited to those necessary to conduct such replacement counterparty . These changes include changes in the requirements of contractual guarantees, rights of offset receivables and payables , taxes and levies. Early adoption is permitted.

01/01/2014

IFRS 9 “Financial Instruments”

Issued in November 2013, a main aspect of the amendments include a substantial review of hedge accounting to allow entities to better reflect its risk management activities in the financial statements.

Not determined

In addition, and although not related to hedge accounting, this amendment allows an early adoption of the requirement to recognize the changes in the fair value attributable to changes in the entity’s credit risk (for financial liabilities that are designated under the fair value option) in other comprehensive income. Such amendment can be applied without having to adopt the rest of IFRS 9.

IAS 19 “Employee Benefits”

Issued in November 2013, this amendment applies to contributions in defined benefit plans from employees or third parties. The purpose of the amendments is to simplify accounting of contributions that are independent of the number of years of service of employees, for example, employee contributions calculated according to a fixed percentage of the salary.

07/01/2014

Amendments and improvements	Mandatory for periods beginning on

Improvements to International Financial Reporting Standards (2012) Issued in December 2013.	07/01/2014

IFRS 3 “Business Combinations” - The standard is amended to clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity, on the basis of the definitions in IAS 32, ‘Financial instruments: Presentation’. The standard is further amended to clarify that all non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognized in results.

Consequential changes are also made to IFRS 9, IAS 37 and IAS 39.

This amendment should be applied prospectively for business combinations where the acquisition date is on or after 1 July 2014. Early adoption is permitted if and when amendments to IFRS 9 and IAS 7 issued also as part of 2012 improvement plan, are also adopted early.

IFRS 8 “Operating Segments” - The standard is amended to include the requirement of disclosure of judgments made by management in the aggregation of operating segments. This includes a description of the segments that have been added and the economic indicators that have been evaluated in determining that added segments share similar economic characteristics. The standard was further amended to require a reconciliation of the segments’ assets to the entity’s assets, when segment assets are reported. Early adoption is permitted.

IFRS 13 “Fair Value Measurement” - When IFRS 13 was published, as a result paragraphs B5.4.12 of IFRS 9 and GA79 of IAS 39 were eliminated. This generated a doubt as to whether entities no longer had the ability to measure the short term accounts receivable and payable by the nominal amounts if the effect of not updating them was immaterial. IASB has changed the basis of the conclusions of IFRS 13 to clarify that it had no intention of eliminating the ability to measure the short-term accounts receivable and payable by nominal amounts in such cases.

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” - Both rules are amended to clarify the treatment of the gross carrying amount and the accumulated depreciation when the entity is using the revaluation model. In these cases, the book value of the asset is updated to the revalued amount and the division of such revaluation between the gross carrying amount and the accumulated depreciation is treated in one of the following ways: 1) update the gross carrying amount in a manner consistent with the revaluation of the carrying amount and the accumulated depreciation is adjusted to equal the difference between the gross carrying value and the carrying value after taking into account accumulated impairment losses; or 2) accumulated depreciation is eliminated against the gross carrying amount of the asset. Early adoption is permitted.

IAS 24 “Related Party Disclosures” - The standard is amended to include, as a related entity, an entity that provides key management personnel services to the reporting entity or the parent company of the reporting entity (“the managing body”). The entity that reports is not obligated to disclose the compensation paid by the managing body for workers or administrators of the managing body, but it is obligated to reveal the amounts charged to the reporting entity by the managing body for services rendered by key management personnel. Early adoption is permitted.

Improvements to International Financial Reporting Standards (2013) Issued in December 2013.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” - Clarifies that when a new version of a rule is not mandatory, but is available for early adoption, an adopter of IFRS for the first time, can choose to apply the old version or the new version of the standard, as long as it applies the same standard in all periods reported.

07/01/2014

IFRS 3 “Business Combinations” - The standard is amended to clarify that IFRS is not applicable to the accounting for the formation of a joint arrangement under IFRS 11. The amendment also clarifies that the exemption of the scope is only applied in the financial statements of the joint arrangement itself.

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

NOTE 3 — BUSINESS COMBINATIONS

a)                 Merger with Embotelladoras Coca-Cola Polar S.A.:

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in Chile, servicing territories in the II, III, IV, XI and XII regions; in Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the province of Buenos Aires; and in Paraguay servicing the whole country. The merger was made in order to reinforce the Company’s leading position among other Coca-Cola bottlers in South America.

Prior to the finalization of the merger and the approval of the shareholders at the Shareholders´Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed from 2011 results. Dividends distributed by the Company and Polar amounted to Ch$ 28,155,862,307 and Ch$ 29,565,609,857, respectively, which represented Ch$ 35.27 per each Series A share and Ch$ 38.80 per each Series B share.

The physical exchange of shares took place on October 16, 2012, when the former shareholders of Polar obtained a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the Company took actual control over day-to-day operations of Polar as of October 1, 2012, when it began to consolidate Polar’s operating results. As a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interests in Vital Jugos S.A., Vital Aguas S.A., and Envases Central S.A., in addition to its existing ownership interests in those entities. The Company’s current ownership enables it to exercise control over these entities, and thus, consolidate them into its consolidated financial statements from October 1, 2012.

As part of the business combination, the Company obtained controls over Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. because of the combination of its news shares and existing shares in these entities. Under IFRS 3, because the business combination of Vital Jugos S.A., and Vital Aguas S.A., and Envases Central S.A., was achieved in stages, carrying value of the Company´s previously held equity interest in these entities was re-measured to fair value at the acquisition date. The Company has not recognized any gain or loss in its 2012 income statement due to the fact that carrying values of these investments were not significantly different from their fair values.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$ 461,568,641 based on a share price of Ch$ 2,220 per Series A share and Ch$ 2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions. Transaction related costs of ThCh$ 193,825 in 2013 and ThCh$ 4,517,661 in 2012 were expensed as incurred, and recorded as a component of other expenses in the consolidated income statement.

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to ThCh$ 4,760,888	11,063,598
Trade accounts receivable	31,980,882
Inventories	23,491,532
Property, plant and equipment	153,012,024
Deferred tax assets	6,651,326
Other non-current assets	8,570,596
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total Assets	694,163,878
Indebtedness	(99,924,279)
Suppliers	(41,840,383)
Deferred taxes	(81,672,940)
Other liabilities	(25,617,704)
Total liabilities	(249,055,306)
Net assets acquired	445,108,572
Goodwill	16,460,068
Total consideration excluding non-controlling interests (purchase price)	461,568,640

The Company determined the fair value of its distribution rights, and property, plant and equipment using discounted cash flow models, replacement costs for similar assets, and market based appraisals. Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity. Goodwill has been assigned to the Company´s operating segments in Chile (ThCh$ 8,503,023), Argentina (ThCh$ 1,041,633), and Paraguay (ThCh$ 6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

Condensed financial information of Polar for the period October 1, 2012 to December 31, 2012 is as follows:

Millions Ch$
Net sales	93,918
Income before taxes	5,466
Net income	4,648

The proforma consolidated statement of income had the acquisition occurred on January 1, 2012 is as follows:

Millions Ch$
(Unaudited)
Net sales	1,427,936
Income before taxes	130,246
Net income	91,371

b)        Acquisition of Companhia de Bebidas Ipiranga:

On June 18, 2013 the Board of Directors of Embotelladora Andina S.A., unanimously approved the acquisition of the Brazilian company Companhia de Bebidas Ipiranga. The aforementioned company is dedicated to the marketing and distribution of Coca-Cola products in parts of the territories of São Paulo and Minas Gerais, serving approximately 23,000 customers. Such approval was reflected in a purchase and sale agreement signed on July 10, 2013.

After the transaction was approved by Coca-Cola and the Administrative Council of Economic Defense of Brazil, on October 11, 2013 the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda., completed the acquisition of 100% of the shares of Companhia de Bebidas Ipiranga. The acquisition price was ThR$1,155,446 (equivalent to ThCh$ 261,244,818) and was paid in cash by Rio de Janeiro Refrescos Ltda. using proceeds from intercompany loans and a capital contribution from the parent.

Transaction costs of ThCh$ 578,864 were charged to results at the time they were incurred, and were recorded as other expenses within the Company’s consolidated income statement.

Estimated fair value of the net assets acquired of Companhia de Bebidas Ipiranga is as follows:

ThCh$
Total current assets acquired, including cash in the amount of ThCh$ 8,963,612	14,117,173
Trade accounts receivable	11,462,843
Inventories	6,930,932
Property, plant and equipment	68,575,023
Deferred tax assets	85,404,849
Other non-current assets	6,702,764
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	228,359,641
Total assets	421,553,225
Indebtedness	(30,392,168)
Suppliers	(12,471,093)
Contingencies (refer to note 22.1)	(70,902,559)
Deferred taxes	(91,830,873)
Other liabilities	(9,966,908)
Total liabilities	(215,563,601)
Net asset acquired	205,989,624
Goodwill	55,255,194
Total value transferred (purchase price)	261,244,818

The fair value of distribution rights and property, plant and equipment, was calculated by the Company, using valuation models such as discounted cash flows. Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through synergies related to available production capacity.  Goodwill has been assigned to the Company’s Brazil operating segment in the amount of ThCh$ 55,255,194.  Goodwill is expected to be tax deductible for income tax purposes.

Under the agreement pursuant to which the Company acquired the shares of Ipiranga, the sellers agreed to indemnify the Company for certain tax contingencies and established an escrow account, with a duration of five years, in an amount equal to ThCh$46,356,301 to support this indemnification obligation.  Based on the terms of the agreement, no amounts have been recognized as an indemnification asset.

The condensed income statement of Companhia de Bebidas Ipiranga for the period October 11, 2013 to December 31, 2013 is as follows:

Millions Ch$
Net sales	49,366
Income before taxes	4,767
Net income	5,367

The proforma consolidated statement of income had the acquisition occurred on January 1, 2013 is as follows:

Millions Ch$
(Unaudited)
Net sales	1,640,705
Income before taxes	110,320
Net income	86,423

NOTE 4 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials. Total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income. Net expenses related to corporate management amounting to ThCh$ 4,974,831, ThCh$ 4,879,081, and ThCh$ 3,735,152 for the years ended December 31, 2013, 2012 and 2011, respectively, have been assigned to the Chilean operating segment.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the year ended December 31, 2013	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Eliminations intercountries	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Softdrinks	357,175,049	389,768,200	359,500,578	94,313,713	(1,137,508)	1,199,620,032
Other beverages	120,742,893	45,345,896	132,360,694	17,939,818	—	316,389,301
Packaging	—	6,115,002	—	—	(443,000)	5,672,002
Net sales	477,917,942	441,229,098	491,861,272	112,253,531	(1,580,508)	1,521,681,335

Finance income	1,751,973	48,638	3,035,143	137,558	—	4,973,312
Finance costs	(16,619,213)	(5,407,881)	(6,524,560)	(392,369)	—	(28,944,023)
Finance income, net	(14,867,240)	(5,359,243)	(3,489,417)	(254,811)	—	(23,970,711)

Depreciation and amortization	(35,967,369)	(17,282,433)	(19,611,566)	(10,475,516)	—	(83,336,884)
Share of profit of associates using equity method of accounting	724,629	—	58,789	—	—	783,418
Income tax expense	(15,339,760)	(7,743,806)	1,853,334	(1,736,032)	—	(22,966,264)
Total expenses	(401,538,230)	(393,248,668)	(422,162,675)	(86,554,605)	1,580,508	(1,301,923,670)
Net income of the segment reported	10,929,972	17,594,948	48,509,737	13,232,567	—	90,267,224

Current assets	205,826,949	89,031,090	141,763,935	23,962,112	—	460,584,086
Non Current Assets	633,401,594	128,631,476	609,181,470	251,162,684	—	1,622,377,224
Segment assets, total	839,228,543	217,662,566	750,945,405	275,124,796	—	2,082,961,310

Investments in associates using equity method of accounting	17,881,972	—	50,791,427	—	—	68,673,399
Capital expenditures and other	57,545,219	52,271,592	317,965,173	17,160,220	—	444,942,204

Current liabilities	151,808,516	117,167,718	108,646,120	24,521,785	—	402,144,139
Non current liabilities	382,039,567	16,215,376	383,329,736	17,799,904	—	799,384,583
Segment liabilities, total	533,848,083	133,383,094	491,975,856	42,321,689	—	1,201,528,722

Cash flows generated from Operating Activities	78,994,275	35,501,051	37,067,316	20,522,083	—	172,084,725
Cash flows used in Investing Activities	(76,510,197)	(51,754,052)	(302,125,052)	(17,160,220)	—	(447,549,521)
Cash flows generated from (used in) Financing Activities	282,137,848	19,569,666	7,924,748	(6,526,406)	—	303,105,856

For the year ended December 31, 2012	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Eliminations intercountries	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Softdrinks	299,673,400	281,696,617	359,116,392	26,884,520	(1,039,291)	966,331,638
Other beverages	75,199,621	25,075,149	92,480,349	5,143,780	(89,595)	197,809,304
Packaging	—	8,564,719	—	—	(412,844)	8,151,875
Net sales	374,873,021	315,336,485	451,596,741	32,028,300	(1,541,730)	1,172,292,817

Finance income	803,029	301,025	1,602,098	21,907	—	2,728,059
Finance costs	(7,540,887)	(2,277,362)	(1,231,153)	(123,351)	—	(11,172,753)
Finance income, net	(6,737,858)	(1,976,337)	370,945	(101,444)	—	(8,444,694)

Depreciation and amortization	(24,290,171)	(11,201,323)	(16,064,773)	(2,267,871)	—	(53,824,138)
Share of profit of associates using equity method of accounting	1,120,893	—	649,005	—	—	1,769,898
Income tax expense	(7,378,459)	(10,204,847)	(20,365,279)	(556,051)	—	(38,504,636)
Total expenses	(314,388,493)	(274,350,434)	(372,822,384)	(25,000,494)	1,541,730	(985,020,075)
Net income of the segment reported	23,198,933	17,603,544	43,364,255	4,102,440	—	88,269,172

Current assets	134,592,777	77,684,243	89,318,029	25,577,117	—	327,172,166
Non Current Assets	620,989,136	123,085,710	235,114,011	233,475,308	—	1,212,664,165
Segment assets, total	755,581,913	200,769,953	324,432,040	259,052,425	—	1,539,836,331

Investments in associates using equity method of accounting	17,848,009	—	55,232,052	—	—	73,080,061
Capital expenditures and other	57,115,820	46,833,922	69,605,956	6,085,212	—	179,640,910

Current liabilities	158,127,119	102,846,204	61,583,727	22,813,770	—	345,370,820
Non current liabilities	208,885,400	6,049,860	68,518,934	17,406,396	—	300,860,590
Segment liabilities, total	367,012,519	108,896,064	130,102,661	40,220,166	—	646,231,410

Cash flows generated from Operating Activities	62,059,810	42,711,789	74,224,089	9,861,112	—	188,856,800
Cash flows used in Investing Activities	(39,707,483)	(43,996,852)	(69,604,445)	(2,861,423)	—	(156,170,203)
Cash flows generated from (used in) Financing Activities	(38,808,788)	2,720,303	32,537,501	—	—	(3,550,984)

For the year ended December 31, 2011	Chile Operation	Argentina Operation	Brazil Operation	Eliminations intercountries	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Softdrinks	255,435,748	208,848,028	365,604,175	—	829,887,951
Other beverages	49,512,429	15,519,760	80,089,136	—	145,121,325
Packaging	—	7,855,141	—	—	7,855,141
Net sales	304,948,177	232,222,929	445,693,311	—	982,864,417

Finance income	1,490,143	140,622	1,551,669	—	3,182,434
Finance costs	(5,513,503)	(1,063,755)	(657,918)	—	(7,235,176)
Finance income, net	(4,023,360)	(923,133)	893,751	—	(4,052,742)

Depreciation and amortization	(15,894,245)	(7,780,619)	(15,822,662)	—	(39,497,526)
Share of profit of associates using equity method of accounting	2,663,439	—	(637,281)	—	2,026,158
Income tax expense	(7,539,223)	(7,766,215)	(19,379,223)	—	(34,684,661)
Total expenses	(240,414,241)	(201,312,726)	(367,901,255)	—	(809,628,222)
Net income of the segment reported	39,740,547	14,440,236	42,846,641	—	97,027,424

Current assets	98,942,692	52,060,691	84,528,836	—	235,532,219
Non Current Assets	221,094,242	69,305,985	216,026,897		506,427,124
Segment assets, total	320,036,934	121,366,676	300,555,733	—	741,959,343

Investments in associates using equity method of accounting	36,568,610	—	23,722,356	—	60,290,966
Capital expenditures and other	77,195,636	25,311,303	28,951,005	—	131,457,944

Current liabilities	66,349,196	60,664,754	69,629,954	—	196,643,904
Non current liabilities	79,846,081	17,680,231	25,810,207	—	123,336,519
Segment liabilities, total	146,195,277	78,344,985	95,440,161	—	319,980,423

Cash flows generated from Operating Activities	60,517,314	23,655,598	54,777,584	—	138,950,496
Cash flows used in Investing Activities	(35,007,230)	(25,668,834)	(28,945,134)	—	(89,621,198)
Cash flows generated from (used in) Financing Activities	(71,802,207)	4,925,725	(282,903)	—	(67,159,385)

NOTE 5 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2013 and and 2012:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
By item
Cash	505,545	871,173
Bank balances	23,317,938	24,171,486
Time deposits	16,233,044	783,223
Mutual funds	39,919,599	29,696,373
Total cash and cash equivalents	79,976,126	55,522,255

	ThCh$	ThCh$
By currency
Dollar	10,021,933	5,067,208
Euro	522	—
Argentine Peso	7,947,636	5,181,955
Chilean Peso	30,452,472	14,089,380
Paraguayan Guaraní	3,970,265	6,112,524
Brazilian Real	27,583,298	25,071,188
Total cash and cash equivalents	79,976,126	55,522,255

5.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at December 31, 2013 and 2012:

Placement date	Institution	Currency	Principal	Annual Rate	12.31.2013
			ThCh$	%	ThCh$
12-11-2013	Banco Chile	Chilean peso	3,000,000	4.68	3,007,800
12-18-2013	Banco Chile	Chilean peso	4,340,000	4.56	4,347,147
12-18-2013	Banco HSBC	Chilean peso	2,579,000	4.56	2,583,247
12-18-2013	Banco Santander	Chilean peso	4,340,000	4.92	4,347,705
12-18-2013	Banco Votorantim	Brazilian real	16,702	8.82	17,578
12-31-2013	Banco Regional S.A.E.C.A	Paraguayan guaraní	1.929.567	3.50	1,929,567
		Total			16,233,044

Placement date	Institution	Currency	Principal	Annual Rate	12.31.2012
			ThCh$	%	ThCh$
12-28-2012	Banco Regional S.A.E.C.A.	Paraguayan guaraní	783,223	3.50	783,223
		Total			783,223

5.2                                        Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2013	12.31.2012
	ThCh$	ThCh$

Mutual fund Soberano Banco Itaú — Brasil	20,414,604	18,235,213
Mutual fund Corporativo Banchile — Chile	9,720,215	—
Western Assets Institutional Cash Reserves — USA	6,427,025	3,472,196
Mutual fund Corporativo Banco Itaú — Chile	—	1,989,833
Mutual fund Wells Fargo — USA	133,378	137,500
Mutual fund Corporativo Banco BBVA — Chile	—	2,081,666
Mutual fund Banco Galicia — Argentina	3,224,247	946,885
Mutual fund Patrimonio Banco Caja Económica Federal - Brasil	—	2,833,080
Other	130	—

Total money market mutual funds	39,919,599	29,696,373

NOTE 6 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2013 and 2012, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)        Current year 2013

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	12.31.2013
				ThCh$	%	ThCh$
09-13-2013	02-13-2014	Banco HSBC — Chile	Chilean peso	1,650,000	5.40	1,676,978
09-30-2013	03-26-2014	Banco Santander — Chile	Chilean peso	1,600,000	5.52	1,622,571
10-10-2013	02-13-2014	Banco Santander — Chile	Chilean peso	1,000,000	5.52	1,012,573
10-10-2013	03-26-2014	Banco HSBC — Chile	Chilean peso	2,380,000	5.16	2,407,973
11-20-2013	04-22-2014	Banco HSBC — Chile	Chilean peso	3,630,000	4.56	3,648,852
11-20-2013	04-22-2014	Banco BBVA — Chile	Chilean peso	3,630,000	4.44	3,648,356
11-20-2013	04-22-2014	Banco Itaú — Chile	Chilean peso	3,630,000	4.50	3,648,604
12-11-2013	05-29-2014	Banco HSBC — Chile	Chilean peso	3,000,000	4.92	3,008,200
12-18-2013	04-22-2014	Banco de Chile- Chile	Chilean peso	6,200,000	4.80	6,210,747
12-18-2013	04-22-2014	Banco Santander — Chile	Chilean peso	6,200,000	4.92	6,211,014
10-15-2013	04-14-2014	Banco Bradesco-Brazil	Brazilean real	25,662	10.01	26,129
				Subtotal		33,121,997

Bonds		12.31.2013
		ThCh$
Institution
Bonos Provincia Buenos Aires — Argentina		7,468
	Subtotal	7,468

Derivative futures contracts		12.31.2013
		ThCh$
Derivative futures contracts (see note 21)		3,342,172
Total other current financial assets	Total	36,471,637

b)        Non-current year 2013

Derivative futures contracts

		12.31.2013
		ThCh$
Derivative futures contracts (see note 21)		7,922,287
Total other non-current financial assets	Total	7,922,287

c)         Current year 2012

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	12.31.2012
				ThCh$	%	ThCh$

03-25-2012	03-20-2013	Banco Votorantim - Brasil	Brazilean real	16,480	8.82	17,280
				Total		17,280

Mutual fund

Institution		THCH$
Mutual fund Banco Galicia (1)		111,301
	Subtotal	111,301

Total other current financial assets	Total	128,581

(1) These are restricted financial investments because they were made to comply with the guarantees of derivatives transactions performed by the Company.

NOTE 7 —  CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

NOTE 7.1    Other current non-financial assets

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Prepaid expenses	4,959,328	3,513,515
Fiscal credits	4,386,106	14,118,736
Prepaid insurance	112,460	182,015
Other current assets	237,910	388,572
Total	9,695,804	18,202,838

NOTE 7.2    Other non-current, non-financial assets

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Judicial deposits (1)	21,357,404	18,002,490
Prepaid expenses	4,067,531	2,515,235
Fiscal credits	2,816,784	5,880,191
Others	554,434	529,174
Total	28,796,153	26,927,090

(1)       See note 22.2

NOTE 8 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2013			12.31.2012
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	153,734,921	(2,628,832)	151,106,089	115,998,388	(1,458,801)	114,539,587
Other current debtors	34,433,688	—	34,433,688	15,782,069	—	15,782,069
Current commercial debtors	188,168,609	(2,628,832)	185,539,777	131,780,457	(1,458,801)	130,321,656
Prepayments suppliers	4,926,329	—	4,926,329	4,021,021	—	4,021,021
Other current accounts receivable	5,018,016	(50,047)	4,967,969	18,502,187	(27,948)	18,474,239
Commercial debtors and other current accounts receivable	198,112,954	(2,678,879)	195,434,075	154,303,665	(1,486,749)	152,816,916

Non-current accounts receivable
Trade debtors	92,283	—	92,283	124,767	—	124,767
Other non-current debtors	7,538,970	—	7,538,970	6,599,310	—	6,599,310
Non-current accounts receivable	7,631,253	—	7,631,253	6,724,077	—	6,724,077
Trade and other receivable	205,744,207	(2,678,879)	203,065,328	161,027,742	(1,486,749)	159,540,993

The fair value of current receivables approximates their carrying value given their term short nature.  The fair value of non-current receivables is approximatelyThCh$6,122,700 as of December 31, 2013 based on Level 3 fair value inputs.

Aging of debtor portfolio	Number of clients	12.31.2013	Number of clients	12.31.2012
		ThCh$		ThCh$

Up to date non-securitized portfolio	38,701	44,992,572	8,514	59,686,698
1 and 30 days	68,206	100,449,837	30,523	51,451,804
31 and 60 days	1,256	3,387,111	484	784,192
61 and 90 days	392	585,664	346	951,083
91 and 120 days	353	365,714	273	316,787
121 and 150 days	287	235,232	282	34,370
151 and 180 days	253	412,096	264	307,727
181 and 210 days	219	1,284,030	280	176,493
211 and 250 days	300	450,165	276	251,247
More than 250 days	1,134	1,664,783	1,362	2,162,754
Total	111,101	153,827,204	42,604	116,123,155

	12.31.2013	12.31.2012
	ThCh$	ThCh$
Current comercial debtors	153,734,921	115,998,388
Non-current comercial debtors	92,283	124,767
Total	153,827,204	116,123,155

The movement in the allowance for doubtful accounts between January 1 and December 31, 2013 and 2012, are presented below:

	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$

Opening balance	1,486,749	1,544,574	1,225,556
Bad debt expense	2,519,653	976,331	1,610,540
Write-off of accounts receivable	(1,278,400)	(843,766)	(1,368,084)
Change due to foreign exchange differences	(49,123)	(190,390)	76,562
Movement	1,192,130	(57,825)	319,018
Ending balance	2,678,879	1,486,749	1,544,574

NOTE 9 —  INVENTORIES

The composition of inventories is detailed as follows:

	Current
Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Raw materials	64,227,397	41,942,176
Finished goods	25,526,110	22,792,255
Spare parts	20,708,225	14,479,488
Merchandise	14,713,305	8,797,194
Supplies	1,251,866	1,125,276
Work in progress	324,781	705,637
Other inventories	2,510,771	1,504,926
Obsolescence provision (1)	(3,408,464)	(2,027,126)
Total	125,853,991	89,319,826

The cost of inventory recognized as cost of sales is ThCh$ 914,817,748, ThCh$ 698,955,215 and ThCh$ 578,581,184  at December 31, 2013, 2012 and 2011, respectively.

(1) The provision for obsolescence is primarily associated with spare parts and to a lesser extent raw materials and finished goods.

NOTE 10 —  CURRENT AND DEFERRED INCOME TAXES

For the year ended Decemberr 31, 2013, the Company had taxable profits of ThCh$ 58,767,054, comprised of profits with credits for first category income tax amounting to ThCh$ 50,858,123 and profits without credits amounting to ThCh$ 7,908,931.

10.1           Current tax assets

Current tax receivables correspond to the following items:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Monthly provisional payments	3,756,220	2,319,627
Tax credits (1)	233,477	559,766
Total	3,989,697	2,879,393

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

10.2           Current tax liabilities

Current tax payables correspond to the following items:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Income tax expense	3,679,057	355,363
Other	—	759,447
Total	3,679,057	1,114,810

10.3                                Income tax expense

The current and deferred income tax expenses for the years ended December 31, 2013, 2012 and 2011 are detailed as follows:

Item	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Current income tax expense	31,237,950	31,849,744	31,384,666
Adjustment to current income tax from the previous fiscal year	1,051,182	172,055	371,547
Other current income tax expense	1,688,450	823,616	396,319
Current income tax expense	33,977,582	32,845,415	32,152,532
Deferred income tax (benefit) expense	(11,011,318)	5,659,221	2,532,129
Total deferred income tax expense	(11,011,318)	5,659,221	2,532,129
Total income tax expense	22,966,264	38,504,636	34,684,661

10.4                                Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	12.31.2013		12.31.2012
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	1,056,518	49,845,214	432,181	29,494,188
Obsolescence provision	965,678	—	637,675	—
Employee benefits	2,088,002	31,116	1,807,163	—
Post-employment benefits	53,660	109,700	—	277,510
Tax loss carried-forwards (1) y (2)	6,889,833	—	9,026,314	—
Tax Goodwill Brazil (5)	58,617,580	—	—	—
Contingency provision (5)	26,495,935	—	2,020,821	—
Foreign exchange differences (Foreign Subsidiaries) (4)	—	2,456,789	—	9,145,349
Allowance for doubtful accounts	328,046	—	350,319	—
Tax resulting from holding inventories (Argentina)	1,154,458	—	150,486	—
Tax incentives (Brazil) (3)	—	—	—	10,930,694
Assets and liabilities for placement of bonds	—	516,364	370,245	77,316
Lease liabilities (5)	3,807,924	11,924	430,476	—
Inventories	425,384	415,379	—	127,550
Distribution rights (5)	—	153,253,820	—	76,559,423
Others	850,620	1,630,816	997,372	1,025,648
Subtotal	102,733,638	208,271,122	16,223,052	127,637,678
Net Liabilities	—	105,537,484	—	111,414,626

(1)    Tax losses associated mainly with our subsidiary in Chile - Embotelladora Andina Chile S.A., which is in the process of implementation of their manufacturing and commercial operations, the amount totals to ThCh$ 6,693,607 and other minor subsidiaries in Chile ThCh$ 196,226.  Tax losses in Chile do not have an expiration date.

(2)    Tax losses associated with Ex Coca-Cola Polar Argentina S.A. (currently Embotelladora del Atlántico S.A), which were used during the 2013 period. The outstanding amount as of December 31, 2012 was ThCh$ 5,280,865.

(3)    This corresponds to tax incentives in Brazil that consist of a reduction in tax withholdings that are recorded in the income statement, but under tax rules they must be recorded in equity, and cannot be distributed as dividends. Given the purchase of Companhia de Bebidas Ipiranga during the year 2013 and the new repatriation structure of cash flows from Brazil, the possibility of paying taxes is remote, whereby during the year 2013 the related deferred tax has been reversed. The reversed amount totals ThCh$  14,055,018.

(4)    Corresponds to deferred tax exchange differences generated upon translation of debts in foreign currency in the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda. that in terms of tax, are recognized in Brazil upon liquidation.

(5)    Corresponds to increases in deferred tax arising from the purchase of Companhia de Bebidas Ipiranga, explained in note 3 “Business Combinations”.

10.5                                Deferred tax liability movement

The movement in deferred income tax accounts from January 1 — December 31, of each year presented is as follows:

Item	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$

Opening Balance	111,414,626	35,245,490	35,600,739
Increase from business combination	6,426,024	76,544,806	—
Change in deferred tax liabilities	(12,592,600)	4,453,994	2,309,907
Sale of ownership interest in Vital S.A.	—	—	(947,445)
Foreign currency translation	289,434	(4,829,664)	(1,717,711)
Movements	(5,877,142)	76,169,136	(355,249)
Ending balance	105,537,484	111,414,626	35,245,490

10.6                                Distribution of domestic and foreign tax expense

For the yeasr ended December 31, 2013, 2012 and 2011, domestic and foreign tax expense are detailed as follows:

Income tax	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Current income taxes
Foreign	(18,135,554)	(25,054,795)	(24,138,759)
Domestic	(15,842,028)	(7,790,620)	(8,013,773)
Current income tax expense	(33,977,582)	(32,845,415)	(32,152,532)

Deferred income taxes
Foreign	10,509,053	(6,071,382)	(3,006,679)
Domestic	502,265	412,161	474,550
Deferred income tax expense	11,011,318	(5,659,221)	(2,532,129)
Income tax expense	(22,966,264)	(38,504,636)	(34,684,661)

10.7                                Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Net income before taxes	113,233,488	126,773,808	131,712,085
Tax expense at legal rate (20.0%)	(22,646,698)	(25,354,762)	(26,342,417)
Effect of a different tax rate in other jurisdictions	(8,244,382)	(12,034,351)	(11,459,545)

Permanent differences:
Non-taxable revenues	14,908,228	3,302,249	4,190,331
Non-deductible expenses	(6,750,973)	(3,154,544)	(868,025)
Tax effect of change in tax rate	—	(826,898)	—
Tax provision in excess of preceding periods	(89,615)	(227,343)	—
Other taxes on income	(142,824)	(208,987)	(205,005)
Adjustments to tax expense	7,924,816	(1,115,523)	3,117,301

Tax expense at effective rate	(22,966,264)	(38,504,636)	(34,684,661)
Effective rate (1)	20.3%	30.4%	26.3%

(1)         The large decrease in the effective rate in 2013 is due to the reversal of ThCh$ 14,055,018 of deferred taxes with a benefit to 2013 income tax in the subsidiary, Rio de Janeiro Refrescos Ltda. This reversal originates because the probability of paying taxes on the use of tax incentives in Brazil for any dividend payments to the parent company in Chile went from probable to remote, given the new repatriation structure of cash flows from Brazil from a scheme based on dividends to a combined form of interest returns on inter-company credits and dividends.

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2013	2012	2011
Chile	20%	20%	20%
Brazil	34%	34%	34%
Argentina	35%	35%	35%
Paraguay	10%	10%	—

NOTE 11 —  PROPERTY, PLANT AND EQUIPMENT

11.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	36,544,802	61,735,710	—	—	36,544,802	61,735,710
Land	76,063,090	57,134,715	—	—	76,063,090	57,134,715
Buildings	192,480,646	163,759,761	(40,664,034)	(31,980,362)	151,816,612	131,779,399
Plant and equipment	441,676,692	346,179,261	(200,955,598)	(169,999,912)	240,721,094	176,179,349
Information technology	16,144,001	12,429,618	(10,559,816)	(6,629,395)	5,584,185	5,800,223
Fixed facilities and accessories	45,615,919	40,282,483	(12,407,955)	(15,443,891)	33,207,964	24,838,592
Vehicles	28,724,536	11,134,161	(13,602,672)	(3,298,464)	15,121,864	7,835,697
Leasehold improvements	770,928	130,240	(203,887)	(120,818)	567,041	9,422
Other property, plant and equipment (1)	378,989,105	294,974,382	(245,665,949)	(183,736,764)	133,323,156	111,237,618
Total	1,217,009,719	987,760,331	(524,059,911)	(411,209,606)	692,949,808	576,550,725

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at December 31, 2013 and 2012 is detailed as follows:

Other property, plant and equipment	12.31.2013	12.31.2012
	ThCh$	ThCh$
Bottles	71,654,957	59,983,147
Marketing and promotional assets	42,683,677	40,251,550
Other property, plant and equipment	18,984,522	11,002,921
Total	133,323,156	111,237,618

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	:	Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	:	Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	:	Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.
Paraguay	:	Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

11.2                        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2013 and 2012:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2013	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	99,023,742	13,048,106	5,123,731	16,777,829	469,280	479,487	1,097,294	7,535	43,207,810	179,234,814
Disposals	—	(733,044)	(230,659)	(2,198,991)	(213)	(700,111)	—	—	(2,030,783)	(5,893,801)
Transfers between items of property, plant and equipment	(120,904,100)	(182,817)	16,005,001	61,071,686	1,666,511	10,979,455	6,629,711	639,213	24,095,340	—
Transfer to investment property	—	—	—	(1,565,232)	—	—	—	—	—	(1,565,232)
Additions from business combinations (1)	18,282	9,124,967	13,469,878	25,832,574	551,976	—	2,027,699	—	7,692,513	58,717,889
Depreciation expense	—	—	(3,912,718)	(28,448,397)	(1,694,902)	(2,346,228)	(2,153,714)	(89,976)	(42,943,717)	(81,589,652)
Increase (decrease) due to foreign currency translation differences	(3,319,254)	(1,389,534)	(8,451,502)	(5,130,748)	(150,635)	2,412,608	(313,103)	847	(3,345,472)	(19,686,793)
Other increase (decrease)	(9,578)	(939,303)	(1,966,518)	(1,796,976)	(1,058,055)	(2,455,839)	(1,720)	—	(4,590,153)	(12,818,142)
Total movimientos	(25,190,909)	18,928,375	20,037,213	64,541,745	(216,038)	8,369,372	7,286,167	557,619	22,085,538	116,399,083
Ending balance at December 31, 2013	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808

(1)         Corresponds to balances incorporated as of October 11, 2013, resulting from the acquisition of Companhia de Bebidas Ipiranga, pursuant to the description in Note 3b).

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2012	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467
Additions	59,622,568	—	163,015	16,253,430	590,141	33,027	1,623,662	—	50,800,843	129,086,686
Disposals	—	—	—	(425,844)	(32,575)	—	—	—	(712,471)	(1,170,890)
Transfers between items of property, plant and equipment	(62,379,694)	(263,320)	33,207,590	20,739,334	2,326,639	11,403,778	4,676,401	—	(9,710,728)	—
Transfer to investment property	—	—	(2,977,969)	—	—	—	—	—	—	(2,977,969)
Additions from business combinations (1)	18,267,801	25,288,317	46,717,142	58,602,133	2,068,712	24,765	591,579	—	40,370,384	191,930,833
Depreciation expense	—	—	(2,958,099)	(20,058,072)	(1,043,395)	(1,645,825)	(728,228)	(11,624)	(26,831,414)	(53,276,657)
Increase (decrease) due to foreign currency translation differences	(1,699,125)	(2,729,259)	(7,833,909)	(8,547,363)	(236,756)	(422,406)	(133,634)	(2,934)	(13,619,288)	(35,224,674)
Other increase (decrease)	—	—	107,067	299,361	(15,883)	(4,956)	(132,887)	—	(2,133,773)	(1,881,071)
Total movimientos	13,811,550	22,295,738	66,424,837	66,862,979	3,656,883	9,388,383	5,896,893	(14,558)	38,163,553	226,486,258
Ending balance at December 31, 2012	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725

(1)         Corresponds to balances incorporated as of October 1, 2012 as a result of the consolidation of Embotelladoras Coca-Cola Polar S.A. and certain other companies explained in note 3a).

NOTE 12 –  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of December 31, 2013 and 2012 are detailed as follows:

12.1                                Accounts receivable:

12.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2013	12.31.2012
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	2,441,871	—
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean peso	4,958,064	4,893,956
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean peso	607,913	358,859
Extranjera	Montevideo Refrescos S.A.	Related to Shareholder	Uruguay	Dollar	—	51,215
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollar	20,368	20,058
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean peso	771	301
		Total			8,028,987	5,324,389

12.1.2                      Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2013	12.31.2012
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	18,765	7,197
		Total			18,765	7,197

12.2                                Accounts payable:

12.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2013	12.31.2012
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	11,942,070	8,680,945
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine peso	2,500,343	11,624,070
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Brazilean real	9,613,040	6,721,378
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean peso	4,882,720	5,441,206
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollar	3,489,376	—
Foreign	Leão Júnior S.A.	Associate	Brasil	Brazilean real	10,683,703	—
Foreign	Socoraba Refrescos S.A.	Associate	Brasil	Brazilean real	83,128	—
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean peso	230,907	259,613
		Total			43,425,287	32,727,212

12.3                       Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2013
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	110,774,146
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	5,429,796
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,646,654
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	5,571,189
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	33,459,965
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	3,373,064
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean peso	2,822,034
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean peso	145,773
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	28,698,682
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,383,113
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilean real	97,171,997
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Reimbursement and other purchases	Brazilean real	630,511
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilean real	14,788,823
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilean real	2,788,906
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilean real	31,991,055
Foreign	Sistema de Alimentos e Bebidas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilean real	24,283,921
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	95,897,878
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,321,031
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	8,534,260
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,406,642
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and marketing expenses recovery	Chilean peso	1,426,307
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	883,534
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	54,441,000
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	54,953,000

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2012
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	76,756,589
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	3,184,671
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,731,636
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of finished products	Chilean peso	1,245,309
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	1,016,520
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean peso	3,686,498
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	28,986,747
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	2,722,611
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	10,293,435
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,244,302
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Purchase of concentrates	Brazilean real	78,524,183
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Reimbursement and other purchases	Brazilean real	1,335,869
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Advertising participation payment	Brazilean real	14,502,915
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	68,569,280
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,624,656
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	5,419,055
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,873,336
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	61,042,686
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	59,455,046
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean peso	223,027
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	1,358.380
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling charges	Chilean peso	349,211
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Sale of raw material and materials	Chilean peso	4,697,898
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Purchase of finished products	Chilean peso	18,656,191
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Purchase of finished products	Chilean peso	14,618,933
96.705.990-0	Envases Central S A. (1)	Associate	Chile	Sale of raw materials and materials	Chilean peso	2,479,381
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Purchase of finished products	Chilean peso	4,065,125

(1) Corresponds to transactions generated with Vital Aguas S.A., Vital Jugos S.A., and Envases Central S.A., up until before taking control over those companies as a result of what has been described in Note 3a)

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2011
						ThCh$
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Sale of raw materials	Chilean pesos	5,589,681
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Collection of loans	Chilean pesos	3,102,400
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	21,687,373
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Loan granted	Chilean pesos	2,600,000
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	19,170,427
96.705.990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials	Chilean pesos	3,345,527
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean pesos	66,279,629
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	2,300,351
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of marketing services	Chilean pesos	791,098
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean pesos	6,147,836
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	10,574,791
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean pesos	1,294,064
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	6,191,936
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Concentrate purchase	Brazilian Reais	83,833,396
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reimbursement and other purchases	Brazilian Reais	1,371,278
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Advertising participation payment	Brazilian Reais	18,489,621
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Concentrate purchase	Argentine pesos	50,482,708
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	2,099,957
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine pesos	5,078,692
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investments in time deposits	Chilean pesos	723,921
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Bank loans	Chilean pesos	3,498,249
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean pesos	1,434,234
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Payment of bank loans	Chilean pesos	3,498,249
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,330,544
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling	Chilean pesos	246,548
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean pesos	355,460

12.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	4,965,149	4,511,609	4,324,205
Director allowances	1,512,000	1,302,000	1,104,000
Termination benefits	—	—	2,289,610
Accrued benefits in the last five years and paid during the period	196,819	723,298	1,338,675
Total	6,673,968	6,536,907	9,056,490

NOTE 13 —  EMPLOYEE BENEFITS

As of December 31, 2013, and 2012, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$ 8,749,678 and ThCh$ 8,240,460, respectively.

This liability is included in other non-current non-financial liabilities in the statement of financial position.

Employee benefits expense is allocated between the cost of sales, cost of marketing, distribution costs and administrative expenses.

13.1                                Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Wages and salaries	164,138,911	116,549,091	85,266,348
Employee benefits	36,190,649	29,023,263	19,336,845
Severance and post-employment benefits	4,519,576	2,474,611	2,307,187
Other personnel expenses	9,334,468	7,218,448	5,135,492
Total	214,183,604	155,265,413	112,045,872

13.2                                 Number of Employees

	12.31.2013	12.31.2012
Number of employees	16,587	13,762

Number of average employees	15,913	12,028

13.3                                Post-employment benefits

This item represents post employment benefits which are determined as stated in Note 2.17.

Post-employment benefits	12.31.2013	12.31.2012
	ThCh$	ThCh$

Non-current provision	8,758,111	7,037,122
Total	8,758,111	7,037,122

13.4                                Post-employment benefits movement

The movements of post-employment benefits for the years ended December 31, 2013 and  2012 are detailed as follows:

Movements	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Opening balance	7,037,122	5,130,015	7,256,590
Increase due to merger	—	189,921	—
Service costs	1,957,686	1,500,412	288,386
Interest costs	133,561	158,235	471,678
Net actuarial losses	1,411,030	1,010,136	1,310,764
Benefits paid	(1,781,288)	(951,597)	(4,197,403)
Total	8,758,111	7,037,122	5,130,015

13.5                                 Assumptions

The actuarial assumptions used at December 31, 2013 and 2012 were:

Assumptions	12.31.2013	12.31.2012	12.31.2011

Discount rate (1)	4.8%	5.1%	6.5%
Expected salary increase rate (1)	4.1%	4.4%	5.0%
Turnover rate	5.4%	5.4%	6.6%
Mortality rate (2)	RV-2009	RV-2009	RV-2009
Retirement age of women	60 years	60 years	60 years
Retirement age of men	65 years	65 years	65 years

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1                                Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2013	12.31.2012	12.31.2013	12.31.2012
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	17,881,972	17,848,010	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda.(2) and (4)	Brazil	Brazilean real	17,354,749	—	10.87%	—
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilean real	1,165,044	1,172,641	11.32%	11.31%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilean real	100,874	—	40.00%	—
Foreign	Sistema de Alimentos de Bebidas Do Brasil Ltda. (2) and (4)	Brazil	Brazilean real	—	9,587,589	—	5.74%
Foreign	Sorocaba Refrescos S.A.(3)	Brazil	Brazilean real	32,170,760	34,709,914	40.00%	40.00%
Foreign	Holdfab2 Participacoes Societarias Ltda. (4)	Brazil	Brazilean real	—	9,761,907	—	36.40%

	Total			68,673,399	73,080,061

(1)             In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

(3)             Corresponds to the purchase of a 40% ownership interest in the Brazilian company during the last quarter of 2012.

(4)             During the year 2013 through corporate restructuring that occurred in Brazil, interests held in Sistema de Alimentos de Bebidas Do Brasil Ltda. and Holdfab 2 Participacoes Societarias Ltda., were merged into a new company called Leao Alimentos e Bebidas Ltda. Subsequently and according to the current sales volume of Rio de Janeiro Refrescos Ltda., part of the investment in the new company was sold to the rest of the bottler shareholders for an amount of  ThCh$ 3,704,831 at carrying value.

14.2                                Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the year ended December 31, 2013, 2012 and 2011:

Details	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Opening Balance	73,080,061	60,290,966	50,754,168
Incorporation of Vital Jugos S.A.	—	—	13,114,268
Capital increases in equity investees	—	2,380,320	4,527,000
Acquisition of Sorocaba Refrescos S.A. (40%)	—	34,513,444	—
Investment in Holdfab 2 Soc Participacoes Ltda and SABB in exchange for interest in the new company Leao Alimentos e Bebidas Ltda.	(19,349,496)	—	—
Increase in interest in new company Leao Alimentos e Bebidas Ltda. By 9.57%	18,928,747	—	—
Sale ownership interest in associates	(3,704,831)	—	(6,188,675)
Increase of 1.30% participation in Leon Alimentos e Bebidas Ltda. for acquisition of the Compañía de Bebidas Ipiranga, October 11, 2013.	2,089,253	—	—
Dividends received	(2,085,031)	—	(2,061,957)
Variation of minimum dividends from equity investees	22,459	(402,148)	(725,000)
Share in operating income	1,325,518	2,409,110	2,541,186
Amortization of unrealized earnings of equity investees	85,266	85,266	85,266
Decrease due to foreign currency translation differences	(1,718,547)	(3,652,740)	(621,861)
Capital decrease (return of capital) in Envases CMF S.A.	—	—	(1,150,000)
Deconsolidation of certain investments under equity method of accounting due to Polar merger (1)	—	(22,466,682)	—
Others	—	(77,475)	16,571
Ending Balance	68,673,399	73,080,061	60,290,966

(1)         Corresponds to the proportional equity value recorded as of September 30, 2012 for the equity investees Vital Aguas S.A. Vital Jugos S.A. and Envases Central S.A., as explained in note 3 a) as a result of the merger with Embotelladoras Coca-Cola Polar S.A., they are now considered subisidiaries and are incorporated into the Company´s consolidation as of October 1, 2012.

The main movements for the years ended 2013, 2012 and 2011 are detailed as follows:

•             A special shareholders meeting of Vital S.A., a Company subsidiary, held on January 5, 2011, approved a capital increase of ThCh$ 1,278,000, which was paid in full on January 7, 2011.  It also approved changing the name of the company to Vital Jugos S.A.

•             On January 21, 2011, subsidiaries Andina Bottling Investments S.A. and Andina Inversions Societarias S.A. together sold a 43% ownership interest in Vital Jugos S.A. to Embotelladoras Coca-Cola Polar S.A., (15%) and Coca-Cola Embonor S.A. (28%), for an amount of ThCh$ 6,841,889, resulting in a gain of ThCh$  653,214 which is presented as other income in the income statement.

As a result of the transactions,  the Andina Company lost control of Vital Jugos S.A., given that despite maintaining 57% ownership, substantive participating rights existed on behalf of the other shareholders (in the then shareholders agreement) in that at least one vote is required from the rest of the bottlers of Coca-Cola system for decision-making of financial policies and operation of the business. Accordingly, beginning on January 21, 2011, Vital Jugos S.A., was thus treated as an investment accounted for using the equity method, being excluded from the consolidation.  Additionally, because of the loss of control of Vital Jugos S.A., according to the guidelines of IAS 27 “Consolidated and Separate Financial Statements”, the difference between the estimated fair value and the book value of the investment remaining in the Company’s possession (amounting to ThCh$867,414) was recognized as a component of “Share in profit (loss) of equity method investees” within the income statement, at December 31, 2011.

•             During the months of March and April 2011, capital contributions were made to Vital Jugos S.A., for a total amount of ThCh$ 3,249,000.

•             Holdfab2 Participacoes Societarias Ltda. was established in Brazil on March 23, 2010, along with the Coca-Cola bottlers for the purpose of concentrating their investments in the company Leon Junior S.A., in which our subsidiary Rio de Janeiro Refrescos Ltda., has a 36.40% ownership interest, capital contributions amounted to ThCh$ 15,229,291 were carried out on August 23, 2010.   These amounts are included as a component of the “capital increases in equity investees” disclosed above.  In turn, Holdfab 2 Participações Societárias Ltda., holds a 50% ownership interest in Leão JuniorS.A., hence the Company indirectly controls 18.2% of the latter.

•             During 2011, Sucos del Valle do Brasil Ltda. changed its name to Sistema de Alimentos de Bebidas do Brasil Ltda. and merged with Mais Industrias de Alimentos S.A., that same year. Rio de Janeiro Refrescos Ltda. held an interest of 6.16% in both companies, but after the corporate restructuring to capitalize income, that share fell to 5.74%.

•             During the periods ended December 31, 2013 and 2011, the Company received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$ 1,340,492 and ThCh$ 2,061,957 respectively. During the year 2012 said Company did not distributed dividends, however, the minimum dividend established by Chilean law has been recognized in the amount of ThCh$ 402,148.

•             In accordance with the Special Shareholders’ Meeting of Envases CMF S.A., held during December 2011, a capital reduction was agreed in the amount of ThCh$ 2,300,000, of which the Company received ThCh$ 1,150,000 paid during the month of January 2012.

•             In accordance with the Special Shareholders’ Meeting of our equity investee, Vital Jugos S.A., held April 10, 2012, a capital increase was agreed in the amount of ThCh$ 6,960,000, with 60% of the increase being paid on May 15, 2012 and the balance thereof will be paid in the future. The Andina Company met that capital increase in the percentage of the outstanding ownership at that date of 57% contributing ThCh$ 2,380,320.

•             After the merger with Embotelladoras Coca-Cola Polar S.A., identified in Note 3a) the Company acquired control in Vital Jugos S.A., Vital Aguas S.A., and Envases Central S.A., as of October 1, 2012, since it now holds an ownership interest of 72.0%, 73.6% and 59.27% respectively, and the substantive participating rights of other shareholders that previously existed are no longer in effect.

•             In November 2012 and exercising the faculties given by the Shareholders’ Agreements, Coca-Cola Embonor S.A., purchased at book value 7.1% ownership interest in Vital Aguas S.A., and 7.0% ownership interest in Vital Jugos S.A. The disbursements received for these transactions amounted to ThCh$ 2,112,582.

•             On August 30, 2012, Rio de Janeiro Refrescos Ltda., (“RJR”), a subsidiary of Embotelladora Andina S.A., in Brazil, on one part; and, on the other, Renosa Industria Brasileira de Bebidas S.A. have signed a promissory purchase agreement containing the conditions leading to the acquisition by RJR of 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A., which is equivalent to 40% of the total shares of Sorocaba.  The promissory agreement should be fulfilled within a period of 180 days. The agreement was materialized during the month of October 2012 with a payment of 146.9 million reais.

•             During the year 2013,  Sorocaba Refrescos S.A.  has distributed  dividends of ThCh$  744,539.

•             During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda., and Sistema de Alimentos de Bebidas Do Brasil Ltda., into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

14.3 Reconciliation of share of profit in investments in associates:

Details	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method.	1,325,518	2,409,110	2,541,186

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(627,366)	(647,003)	(600,294)
Amortization of gain on sale of property plant and equipment to Envases CMFS.A.	85,266	85,266	85,266
Amortization of fair value adjustments related to the Vital acquisition	—	(77,475)	—
Income Statement Balance	783,418	1,769,898	2,026,158

14.4              Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of December 31, 2013:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	59,975,360	40,921,923	10,292,225	4,840,920	368,833,186
Total liabilities	22,932,419	20,611,212	42	4,588,736	211,848,534
Total revenue	42,698,148	5,907,901	381,033	—	297,404,888

Net income of associate	2,533,458	706,155	381,033	247,705	6,779,285

Reporting date	12-31-2013	11-30-2013	11-30-2013	11-30-2013	11-30-2013

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	December 31, 2013			December 31, 2012
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detalle	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	691,355,453	—	691,355,453	459,320,270	—	459,320,270
Software	21,106,268	(12,308,966)	8,797,302	13,597,796	(8,743,750)	4,854,046
Others	532,912	(79,175)	453,737	497,998	(90,041)	407,957
Total	712,994,633	(12,388,141)	700,606,492	473,416,064	(8,833,791)	464,582,273

(1)         According to note 3 Business Combinations, these assets correspond to the rights to produce and distribute Coca-Cola products in the territories where Embotelladoras Coca-Cola Polar S.A., maintained franchises in Chile, Argentina and Paraguay and in the territories in parts of Sao Paulo and Minas Gerais maintained by Companhia de Bebidas Ipiranga. Such distribution rights are composed as follows and are not subject to amortization:

	12.31.2013	12.31.2012
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Brazil	226,182,916	—
Paraguay	162,904,834	156,627,248
Argentina	1,961,976	2,387,295
Total	691,355,453	459,320,270

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2013 and 2012:

	December 31, 2013				December 31, 2012				December 31, 2011
	Distribution				Distribution				Distribution
Description	Rights	Rights	Software	Total	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	459,320,270	407,957	4,854,046	464,582,273	—	422,463	716,394	1,138,857	—	428,626	936,969	1,365,595
Increase due to acquisitions	228,359,641	—	1,034,159	229,393,800	459,393,920	—	1,083,184	460,477,104	—	—	418,182	418,182
Additions		56,000	4,709,903	4,765,903	—	—	3,506,266	3,506,266	—	—	—	—
Amortization	—	(4,948)	(1,747,232)	(1,752,180)	—	(6,585)	(547,481)	(554,066)	—	(7,207)	(661,989)	(669,196)
Other increases (decreases)(1)	3,675,542	(5,272)	(53,574)	3,616,696	(73,650)	(7,921)	95,683	14,112	—	1,044	23,232	24,276
Ending balance	691,355,453	453,737	8,797,302	700,606,492	459,320,270	407,957	4,854,046	464,582,273	—	422,463	716,394	1,138,857

(1)         Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights.

15.2                        Goodwill

Movement in goodwill is detailed as follows:

Year ended December 31,2013

Operating segment	01.01.2013	Additions		Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2013
	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

Chilean operation	8,503,023	19,465		—	—	8,522,488
Brazilian operation	35,536,967	55,255,194	(1)	—	(2,132,658)	88,659,503
Argentine operation	13,837,339	—		—	(2,432,843)	11,404,496
Paraguayan operation	6,915,412	—		—	277,168	7,192,580
Total	64,792,741	55,274,659		—	(4,288,333)	115,779,067

Year ended December 31,2012

Operating segment	01.01.2012	Additions (2)	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chilean operation	—	8,503,023	—	—	8,503,023
Brazilian operation	41,697,004	—	—	(6,160,037)	35,536,967
Argentine operation	15,855,174	1,041,633	—	(3,059,468)	13,837,339
Paraguayan operation	—	6,915,412	—	—	6,915,412
Total	57,552,178	16,460,068	—	(9,219,505)	64,792,741

(1)             Corresponds to goodwill generated from the adcquisition of Compañía de Bebidas Ipiranga, refer to Note 3b.

(2)             Corresponds to goodwill generated from the merger with Embotelladoras Coca-Cola Polar S.A., refer to Note 3a.

15.3                        Impairment Test:

Management reviews the business performance based on geography.  Goodwill is monitored by management at the operating segment level which includes the Chilean, Brazilian, Argentinian and Paraguayan operations.  Distribution rights are monitored for impairment geographically at the CGU or group of CGUs, which correspond to specific territories for which Coca Cola distribution rights have been acquired.  These CGUs or group of CGUs consists of Chilean Regions, Argentina South, Brazil (Ipiranga territories) and Paraguay.

The recoverable amount of all CGUs and operating segments has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using the estimated average volume growth rates, which do not exceed the long term average growth rates.  Management determined annual volume growth rates, discount rates and local inflation rates for each CGU to be key assumptions. The volume of sales in each period is the main driver for revenue and costs. Annual volume growth rates are based on past performance and management’s expectations of market development. The discount rates used are US Dollar pre-tax rates and reflect specific risks relating to each country of operations.  Local inflation rates are based on available country data and information provided by financial institutions.

Key assumptions used in the calculations:

Country	Volume Growth Rate	Discount Rate	Local Inflation Rate
Argentina	4.3%	11.2%	25.0%
Brazil	3.8%	8.0%	5.0%
Chile	4.4%	7.7%	3.0%
Paraguay	4.8%	10.8%	4.4%

As a result of the annual test there were no impairments identified in any of the CGUs (distribution rights) or reporting segments (goodwill).

The fair value of  Company’s Chilean Regions CGU is approximately equal to net book value.  The distribution rights associated with this CGU were acquired in the Polar acquisition in October 2012. The Chilean Regions CGU is sensitive to expected future growth rates in sales volumes and sales prices, as well as changes in the discount rate, including market and risk premiums. The Chilean Regions CGU’s failure to meet management’s objectives or a future increase in the discount rate could result in future impairment of some or all of the Chilean Regions distribution rights, which were ThCh$ 300,305,727 at December 31, 2013.

NOTE 16 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2013	12.31.2012
	ThCh$	ThCh$
Bank loans	70,356,550	87,278,613
Bonds payable	15,589,444	4,376,648
Deposits in guarantee	14,577,572	13,851,410
Forward contract obligations (see note 21)	1,037,473	394,652
Leasing agreements	5,316,216	346,696
Total	106,877,255	106,248,019

Non-current	12.31.2013	12.31.2012
	ThCh$	ThCh$
Bank loans	68,086,431	46,353,758
Bonds payable	532,376,302	126,356,040
Forward contract obligations (see note 21)	948,481	—
Leasing agreements	3,950,845	1,170,397
Total	605,362,059	173,880,195

The fair value of the aforementioned financial liabilities is presented below:

Current	Book value 12.31.2013	Fair value 12.31.2013	Book value 12.31.2012	Fair value 12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	70,356,550	70,110,113	87,278,613	87,278,613
Bonds payable (2)	15,589,444	16,109,523	4,376,648	5,909,735
Deposits in guarantee (3)	14,577,572	14,577,572	13,851,410	13,851,410
Forward contract obligations (see note 21)	1,037,473	1,037,473	394,652	394,652
Total	101,561,039	101,834,681	105,901,323	107,434,410

Non-current	12.31.2013	12.31.2013	12.31.2012	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	68,086,431	66,079,744	46,353,758	46,353,758
Bonds payable (2)	532,376,302	549,592,754	126,356,040	170,504,174
Forward contract obligations (see note 21)	948,481	948,481	—	—
Total	601,411,214	616,620,979	172,709,798	216,857,932

(1)         The fair values are based on discounted cash flows using market based discount rates as of year-end and are Level 2 fair value measurements.

(2)         The fair value of coporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)         The fair value approximates book value considering the nature and term of the obligations.

16.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	12.31.2013	12.31.2012
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.60%	6.60%	—	—	—	9,171,557
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	5.76%	5.76%	5,914	660,000	665,914	671,827
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.82%	6.82%	—	—	—	2,323,515
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.39%	6.39%	—	1,932,039	1,932,039	32,069
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.84%	6.84%	—	—	—	2,695,242
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.49%	6.49%	—	—	—	384,618
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Dollar	At maturity	3.36%	3.36%	—	—	—	1,452,145
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Pesos chilenos	At maturity	6.84%	6.84%	—	—	—	2,828,742
91.144.000-8	Embotelladora Andina S.A.	Chile	97.951.000-4	Banco HSBC	Chile	Pesos chilenos	At maturity	6.80%	6.80%	—	—	—	7,562,333
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Unidades de fomento	At maturity	3.84%	3.84%	20,396	23,903,953	23,924,349	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	Monthly	1.10%	1.10%	7,184	31,129	38,313	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	At maturity	6.85%	6.85%	—	—	—	10,694,653
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	At maturity	4.30%	4.30%	—	—	—	5,031,567
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	At maturity	6.83%	6.83%	—	—	—	10,335,540
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean peso	At maturity	6.80%	6.80%	—	—	—	7,018,620
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	At maturity	2.20%	2.20%	—	—	—	4,832,261
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean peso	At maturity	6.25%	6.25%	—	—	—	7,521,185
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean peso	At maturity	6.50%	6.50%	1,887,000	—	1,887,000	—
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean peso	Semiannually	4.29%	4.29%	—	199,487	199,487	674,516
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	119,660	1,061,931	1,181,591	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	14.80%	9.90%	139,345	670,411	809,756	949,545
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	57,200	170,553	227,753	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	At maturity	18.85%	18.85%	13,295	5,148,756	5,162,051	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.00%	15.00%	25,899	67,879	93,778	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Monthly	15.00%	15.00%	—	—	—	27,447
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	14.50%	14.50%	—	—	—	645,870
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	7,428	78,438	85,866	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	21.00%	21.00%	73,045	—	73,045	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	54,117	143,100	197,217	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	At maturity	21.00%	21.00%	22,738	—	22,738	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Patagonia	Argentina	Argentine peso	At maturity	12.50%	12.50%	—	—	—	3,896,499
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine peso	Monthly	15.25%	15.25%	6,386	268,138	274,524	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	49,880	134,975	184,855	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine peso	At maturity	21.00%	21.00%	8,862,492	—	8,862,492	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.00%	15.00%	81,011	238,331	319,342	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Monthly	15.00%	15.00%	—	—	—	96,370
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	20,994	404,761	425,755	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	At maturity	21.00%	21.00%	7,578,030	—	7,578,030	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine peso	At maturity	12.85%	12.85%	—	—	—	6,500,755
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine peso	Quarterly	15.25%	15.25%	28,234	353,977	382,211	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine peso	At maturity	15.25%	15.25%	2,017	89,388	91,405	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine peso	At maturity	21.00%	21.00%	23,623	—	23.623	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Standard Bank	Argentina	Argentine peso	At maturity	15.50%	15.50%	—	—	—	913
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	VOTORANTIM	Brazil	Brazilean real	Monthly	9.40%	9.40%	5,617	122,776	128,393	134,864
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Brazilean real	Monthly	6.63%	6.63%	671,921	1,641,343	2,313,264	941,997
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	7.15%	7.15%	77,865	222,132	299,997	328,872
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollar	Monthly	2.992%	2.992%	4,058,976	5,201,855	9,260,831	525,091
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Citibank	Brazil	Brazilean real	Monthly	3.06%	3.06%	572,058	—	572,058	—
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Quarterly	12.41%	12.41%	182,409	419,894	602,303	—
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Quarterly	11.79%	11.79%	39,699	2,296,540	2,336,239	—
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	4.50%	4.50%	48,497	142,240	190,737	—
Foreign	Rio de Janeiro Refrescos Ltda	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	7.00%	7.00%	2,466	7,128	9,594	—
											Total	70,356,550	87,278,613

16.1.2  Bank obligations, non-current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year up to 3	3 years	More than	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	years	up to 5 years	5 years	12.31.2013	12.31.2012
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Brazilean real	Monthly	9.40%	9.40%	64,928	—	—	64,928	202,358
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	6.63%	6.63%	9,443,298	1,043,036	—	10,486,334	4,069,577
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Río	Brazil	Brazilean real	Monthly	7.15%	7.15%	783,623	—	—	783,623	1,134,032
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollar	Monthly	2.992%	2.992%	6,294,711	22,118,118	—	28,412,829	34,056,374
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Quarterly	12.41%	12.41%	979,753	—	—	979,753	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Quarterly	11.79%	11.79%	6,124,108	6,124,108	3,827,567	16,075,783	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	4.50%	4.50%	379,308	21,685	—	400,993	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	7.00%	7.00%	18,998	3,958	—	22,956	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	397,956	—	—	397,956	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine peso	Monthly	14.80%	9.90%	1,504,443	—	—	1,504,443	2,895,961
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.00%	15.00%	238,331	—	—	238,331	674,591
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	801,980	—	—	801,980	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.00%	15.00%	67,879	—	—	67,879	192,130
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	130,730	—	—	130,730	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As..	Argentina	Argentine peso	Quarterly	15.25%	15.25%	2,156,125	—	—	2,156,125	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	511,539	—	—	511,539	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine peso	Monthly	15.25%	15.25%	536,356	—	—	536,356	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	547,844	—	—	547,844	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine peso	Quarterly	15.25%	15.25%	2,863,994	—	—	2,863,994	—
Foreign	Andina Empaques Argentina S.A	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine peso	At maturity	15.25%	15.25%	715,111	—	—	715,116
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean peso	At maturity	4.29%	4.29%	386,939	—	—	386,939	568,735
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	5.76%	5.76%	—	—	—	—	660,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean peso	At maturity	6.39%	6.39%	—	—	—	—	1,900,000
												Total	68,086,431	46,353,758

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.2.1     Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	16,260,180	4,728,582	538,269,015	127,169,976	554,529,195	131,898,558
Expenses of bond issuance and discounts on placement	(670,736)	(351,934)	(5,892,713)	(813,936)	(6,563,449)	(1,165,870)
Net balance presented in statement of financial position	15,589,444	4,376,648	532,376,302	126,356,040	547,965,746	130,732,688

16.2.2                       Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market.  In August 2013, the Company placed 2 new series,  Series C for UF 1,000,000 and Series D for UF4,000,000. On October 1, 2013 the Company placed in the United States of America a bond for MUS$ 575. Following is a breakdown of these instruments:

							Date
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization
identification number	Series	amount	adjustment	rate	maturity	payment	of capital	12.31.2013	12.31.2012
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 640 08.23.2010	A	1,000,000	Unidad de Fomento	3.0%	08-15-2017	Semi- annually	02-15-2014	6,087,682	255,057
SVS Registration No, 254 06.13.2001	B	3,067,680	Unidad de Fomento	6.5%	06-01-2026	Semi- annually	06-01-2014	4,262,972	3,964,645
SVS Registration No, 641 08.23.2010	C	1,500,000	Unidad de Fomento	4.0%	08-15-2031	Semi- annually	02-15-2021	519,326	508,880
SVS Registration No, 759 08.20.2013	C	1,000,000	Unidad de Fomento	3.5%	08-16-2020	Semi- annually	02-16-2017	303,298	—
SVS Registration No, 760 08.20.2013	D	4,000,000	Unidad de Fomento	3.8%	08-16-2034	Semi- annually	02-16-2032	1,316,268	—
Yankee Bonds	—	575,000,000	Dollar	5.0%	10-01-2023	Semi- annually	10-01-2023	3,770,634	—
Total current portion								16,260,180	4,728,582
Bonds non-current portion
SVS Registration No, 640 08.23.2010	A	1,000,000	Unidad de Fomento	3.0%	08-15-2017	Semi- annually	02-15-2015	17,482,170	22,840,750
SVS Registration No, 254 06.13.2001	B	3,068,680	Unidad de Fomento	6.5%	06-01-2026	Semi- annually	06-01-2015	67,623,955	70,068,101
SVS Registration No, 641 08.23.2010	C	1,500,000	Unidad de Fomento	4.0%	08-15-2031	Semi- annually	02-15-2021	34,964,340	34,261,125
SVS Registration No, 759 08.20.2013	C	1,000,000	Unidad de Fomento	3.5%	08-16-2020	Semi- annually	02-16-2017	23,309,560	—
SVS Registration No, 760 08.20.2013	D	4,000,000	Unidad de Fomento	3.8%	08-16-2034	Semi- annually	02-16-2032	93,238,240	—
Yankee Bonds	—	575,000,000	Dollar	5.0%	10-01-2023	Semi- annually	10-01-2023	301,650,750	—
Total non-current portion								538,269,015	127,169,976

Accrued interest included in the current portion of bonds totaled ThCh$6,550,485 and ThCh$1,156,542 at December 31, 2013 and December 31, 2012, respectively.

16.2.3                       Non-current maturities

		Year of maturity				Total non- current
	Series	2015	2016	2017	Después	12.31.2013
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration No, 640 08.23.2010	A	5,827,390	5,827,390	5,827,390	—	17,482,170
SVS Registration No, 254 06.13.2001	B	4,134,658	4,403,409	4,689,629	54,396,259	67,623,955
SVS Registration No, 641 08.23.2010	C	—	—	—	34,964,340	34,964,340
SVS Registration No, 759 08.20.2013	C	—	—	5,827,390	17,482,170	23,309,560
SVS Registration No, 760 08.20.2013	D	—	—	—	93,238,240	93,238,240
Yankee Bonds	—	—	—	—	301,650,750	301,650,750
		9,962,048	10,230,799	16,344,409	501,731,759	538,269,015

16.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2013

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2013 is the following:

BBB                     :                    Standard&Poors rating

A-                                   :                    Fitch Chile Clasificadora de Riesgo Limitada rating

16.2.5                       Restrictions

The following restrictions apply to the issuance and placement of the Company’s Series B bonds on the Chilean market in 2001, Series A and C bonds issued in 2010, and the C and D Series in 2013 for a total of      UF 11,200,000. Of that amount, UF 10,567,680 is outstanding.

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

As of December 31, 2013 the amounts included in this restriction are the following:	ThCh$
Other current financial liabilities	106,877,255
Other non-current financial liabilities	605,362,059
Total consolidated outstanding liabilities	881,432,588

Based on these numbers the level of indebtedness amounts to 0.81 times the consolidated equity.

•                                Embotelladora Andina S.A., must maintain a net financial indebtedness that does not exceed 1.5 times in its quarterly financial statements, measured against its consolidated financial statements.  For these effects, financial indebtedness level shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling shareholders plus non controlling interest). On the other hand, net financial debt is the difference between financial debt and cash balance of the issuer.

As of December 31, 2013 the amounts included in this restriction are as follows:	ThCh$
Cash and cash equivalents	79,976,126
Other current financial liabilities	106,877,255
Other non-current financial liabilities	605,362,059
Total Consolidated Equity	881,432,588

Based on these figures, the level of indebtedness amounts to 0.72 times of consolidated equity.

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times of the consolidated unsecured current liabilities of the issuer.

As of December 31, 2013 values of the items included in this restriction are:	ThCh$
Consolidated Assets free of pledges, mortgages or other encumbrances	1,968,835,018
Non-guaranteed Consolidated Liabilities	1,201,528,722

Based on these figures, the consolidated assets free of liens, mortgages or other charges equivalent to 1.64 times of the unsecured consolidated liabilities.

•                                Must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

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

•                                Not invest in instruments issued by related parties, nor engage in other activities with these parties that are not related to their general purpose, in conditions that are less favorable to the Issuer than those existing in the market.

•                                Maintain in quarterly financial statement, a Net Financial Hedging higher than 3.  Net Financial Hedging shall be the ratio between EBITDA of the issuer for the last 12 months and the net financial expenses (financial income less financial expenses) of the issuer for the last 12 months. However, this restriction will be deemed to be not in compliance when such net financial hedging level is lower than the level of the two previous consecutive quarters.

As of December 31, 2013, the values of the items included in these restrictions are as follows::	ThCh$
(+) Ebitda consolidated between January 1 and December 31, 2013	254,621,348
(+) Finance income consolidated between January 1 and December 31, 2013	4,973,312
(-)Finance costs consolidated between January 1 and December 31, 2012	28,944,023

Based on these figures, the level of net financial coverage (EBITDA / (Finance costs - Interest income)) totals 10.62 times.

The Company was in compliance with all financial covenants at December 31, 2013 and 2012.

16.2.6                       Repurchased bond

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$ 350 million, of which US$ 200 million are outstanding and are presented after deducting the long-term liability from other financial liabilities.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On December 31, 2013 these issues belong to Andina and as of December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

16.3.1                       Forward contract obligations

Please see details in Note 21.

16.4.1                     Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortización	Effective	Nominal	Up to	90 days	at	At
Name	Country	Tax ID,	Name	Country	Currency	year	rate	rame	90 days	1 year	12.31.2013	12.31.2012
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	10.21%	10.22%	27,525	82,573	110,098	255,122
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	9.65%	9.47%	1,743	5,228	6,971	45,493
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean real	Monthly	13.00%	13.00%	469,444	901,383	1,370,828	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Monthly	13.06%	13.06%	64,999	181,334	246,334	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean real	Monthly	12.70%	12.70%	744,815	849,647	1,594,463	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	12.68%	12.68%	464,899	1,317,775	1,782,674	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	13.49%	13.49%	63,481	84,785	148,266	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollar	Monthly	12.00%	12.00%	13,520	43,065	56,582	46,081

										Total	5,316,216	346,696

16.4.2  Non-current liabilities for leasing agreements

									Maturity			Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	3 years to	More than	at	at
Name	Country	Tax ID,	Name	Country	Currency	year	rate	rate	3 years	5 years	5 years	12.31.2013	12.31.2012
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	10.21%	10.22%	824,548	—	—	824,548	599,593
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	9.65%	9.47%	53,764	—	—	53,764	63,561
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean real	Monthly	13.00%	13.00%	192,802	—	—	192,802	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Monthly	13.06%	13.06%	248,187	—	—	248,187	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean real	Monthly	12.70%	12.70%	671,942	—	—	671,942	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	12.68%	12.68%	1,437,383	—	—	1,437,383	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	13.49%	13.49%	26,057	—	—	26,057	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollar	Monthly	12.00%	12.00%	216,570	279,592	—	496,162	507,243

											Total	3,950,845	1,170,397

NOTE 17 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	12.31.2013	12.31.2012
	ThCh$	ThCh$
Trade accounts payable	162,980,833	159,211,448
Withholdings tax	41,564,170	23,529,819
Others	5,901,295	1,576,506
Total	210,446,298	184,317,773

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

12.31.2013
ThCh$
Maturity within one year	3,983,386
Maturity between one and eight years	2,686,172
Total	6,669,558

Total expenses related to operating leases maintained by the Company as of December 31, 2013, 2012 and 2011 amounted to ThCh$ 5,261,246, ThCh$ 7,467,380, and ThCh$ 7,319,745 respectively.

NOTE 18 —  CURRENT AND NON-CURRENT PROVISIONS

18.1                                 Balances

The balances of provisions recorded by the Company at December 31, 2013 and 2012 are detailed as follows:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Litigation (1)	77,812,294	6,821,165
Others	—	195,103
Total	77,812,294	7,016,268

Current	269,906	593,457
Non-current	77,542,388	6,422,811
Total	77,812,294	7,016,268

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 22.1)	12.31.2013	12.31.2012
	ThCh$	ThCh$

Tax Contingencies	73,238,000	3,972,366
Labor Contingencies	4,077,980	2,378,416
Civil Contingencies	496,314	470,383
Total	77,812,294	6,821,165

18.2                                 Movements

Movement of provisions is detailed as follows:

	12.31.2013			12.31.2012
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	6,821,165	195,103	7,016,268	7,970,835	—	7,970,835

Increase due to business combination	70,902,559	—	70,902,559	325,174	136,826	462,000
Additional provisions	—	—	—	65,745	62,372	128,117
Increase (decrease) in existing provisions	2,109,425	(195,103)	1,914,322	851,150	—	851,150
Payments	(2,201,350)	—	(2,201,350)	(1,168,725)	—	(1,168,725)
Increase (decrease) due to foreign exchange differences	180,495	—	180,495	(1,223,014)	(4,095)	(1,227,109)
Ending Balance at December	77,812,294	—	77,812,294	6,821,165	195,103	7,016,268

NOTE 19 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2013	12.31.2012
	ThCh$	ThCh$
Minimum Dividend	1,451,092	—
Dividend payable	13,489,949	99,427
Employee remuneration payable	8,749,678	8,240,460
Accrued vacations	12,690,387	11,392,231
Other	1,987,728	813,034
Total	38,368,834	20,545,152

Current	37,446,336	20,369,549
Non-current	922,498	175,603
Total	38,368,834	20,545,152

NOTE 20 —   EQUITY

As a result of the merger agreement with Embotelladoras Coca-Cola Polar S.A., described in note 3a), during 2012, 93,152,097 Series A shares and 93,152,097 Series B shares were issued and exchanged for 100% of the outstanding shares of Embotelladoras Coca-Cola Polar S.A. The value in legal terms of this new issuance amounted to ThCh$ 39,867,121.

20.1                                 Share capital

On August 21, 2013 issued capital decreased as a result of retiring 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, due to shareholders exercising their right to retire such shares associated with the Embotelladoras Coca-Cola Polar S.A. merger agreement.  The retirement of these shares decreased issued capital by ThCh$21,725 to ThCh $ 270,759,299. The distribution and classification is detailed as follows:

20.1.1                       Number of shares:

	Number of shares subscribed			Number of shares paid in			Number of voting shares
Series	2013	2012	2011	2013	2012	2011	2013	2012	2011
A	473,289,301	473,289,368	380,137,271	473,289,301	473,289,368	380,137,271	473,289,301	473,289,368	380,137,271
B	473,281,303	473,289,368	380,137,271	473,281,303	473,289,368	380,137,271	473,281,303	473,289,368	380,137,271

20.1.2                       Capital:

	Subscribed Capital			Paid-in capital
Series	2013	2012	2011	2013	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504.0	135,379,649.5	115,446,089.0	135,379,504.0	135,379,649.5	115,446,089.0
B	135,358,070.0	135,379,649.5	115,446,089.0	135,358,070.0	135,379,649.5	115,446,089.0
Total	270,737,574.0	270,759,299.0	230,892,178.0	270,737,574.0	270,759,299.0	230,892,178.0

20.1.3                       Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

20.2                                  Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April 2013 Annual Shareholders Meeting, the shareholders authorised to pay out of the 2012 earnings into 2 additional dividend payments with one being in May and the other being in the second half of 2013.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 4,009,618 have been realized at December 31, 2013 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2013	Amount of accumulated earnings at 12.31.2013
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,014,700)	10,523,423
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	(1,481,482)	4,912,036
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(443,007)	486,553
Deferred taxes complementary accounts	Amortization	(1,414,383)	743,455	(670,928)
Total		19,260,703	(4,009,619)	15,251,084

The dividends declared and paid during 2013, 2012 and 2011 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2011	January	Interim	2010	8.50	9.35
2011	May	Final	2010	13.44	14.784
2011	July	Additional	Retained Earnings	50.00	55.00
2011	July	Interim	2011	8.50	9.35
2011	October	Interim	2011	8.50	9.35
2012	January	Interim	2011	8.50	9.35
2012	May	Definitivo	2011	10.97	12.067
2012	May	Additional	Retained Earnings	24.30	26.73
2012	October	Interim	2012	12.24	13.46
2012	December	Interim	2012	24.48	26.93
2013	May	Additional	2012	12.30	13.53
2013	June	Interim	2013	12.30	13.53
2013	November	Additional	2012	47.00	51.70
2013	December	Interim (1)	2013	13.1	14.41

(1)             At December 31, 2013 this dividend is outstanding and, as agreed by the Board December 2013, will be available to shareholders starting on January 23, 2014.

20.3                                 Reserves

The balance of other reserves include the following:

Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	—
Foreign currency translation reserves	(81,527,711)	(63,555,545)	(22,459,879)
Cash flow hedge reserve	2,258,144	—	—
Reserve for employee benefit actuarial gains or losses	(1,128,824)	—	—
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Total	346,738,667	363,581,513	(17,024,341)

20.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A.

20.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 21).

20.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses, that according to IAS 19 amendments must be carried to other comprehensive income.

20.3.4                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009.

20.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Brazil	(36,125,708)	(26,905,052)	(1,274,857)
Argentina	(46,087,935)	(29,448,998)	(19,072,195)
Paraguay	8,586,782	24,248	—
Exchange rate differences in related companies	(7,900,850)	(7,225,743)	(2,112,827)
Total	(81,527,711)	(63,555,545)	(22,459,879)

The movement of this reserve for the fiscal periods ended December 31, 2013, 2012 and 2011 respectively is detailed as follows:

Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Brazil	(9,220,656)	(25,630,195)	(2,599,567)
Argentina	(16,638,937)	(10,376,803)	634,716
Paraguay	8,562,534	24,248	—
Exchange rate differences in related companies	(675,107)	(5,112,916)	1,087,397
Total	(17,972,166)	(41,095,666)	(877,454)

20.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at December 31, 2013 and 2012 are as follows:

	Non-controlling Interests
	Percentage %		Shareholders Equity		Income
Description	2013	2012	2013	2012	2013	2012
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0243	13,118	10,763	2,692	3,468
Andina Empaques Argentina S.A.	0.0209	0.0244	1,760	1,977	406	439
Paraguay Refrescos S.A.	2.1697	2.1697	5,051,217	4,697,403	287,112	89,012
Inversiones Los Andes Ltda.	0.0001	0.0001	51	53	—	1
Transportes Polar S.A.	—	0.0001	—	6	—	—
Vital S.A.	35.0000	35.0000	9,216,505	8,811,764	502,397	130,874
Vital Aguas S.A.	33.5000	33.5000	1,913,632	1,807,913	115,774	81,651
Envases Central S.A.	40.7300	40.7300	4,567,226	4,111,258	376,163	326,764
Andina Inversiones Societarias S.A.	0.0001	0.0001	37	35	2	2
Total			20,763,546	19,441,172	1,284,546	632,211

20.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2013
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	42,373,551	46,609,127	88,982,678
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	89.53	98.48	94.01

	12.31.2012
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	41,732,721	45,904,240	87,636,961
Average weighted number of shares	400,809,380	400,809,380	801,618,760
Earnings per basic and diluted share (in Chilean pesos)	104.12	114.53	109.32

	12.31.2011
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	46,203,022	50,821,383	97,024,405
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	121.54	133.69	127.62

NOTE 21 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative instruments at December 31, 2013 and 2012:

21.1                Derivatives accounted for as cash flow hedges:

a)             Cross Currency Swap Itau Credit.

During 2013, the Company entered into cross currency swap derivative contracts to convert US Dollar bank liabilities of ThUS$71,429, into Brazilian Reals to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bank obligation and expire in 2017.  The fair value of these derivatives resulted in an asset of ThCh$6,817,409 at December 31, 2013, which is presented as other current and non-current financial assets. In addition, the excess value of the derivative above the hedged items of ThCh$1,371,220 has been recognized within other equity reserves as of December 31, 2013. The amount of losses recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$3,128,270.

b)             Cross Currency Swaps associated with US Bonds.

During 2013, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in an asset of ThCh$2,497,092 at December 31, 2013, which is presented as other current and non-current financial assets.  In addition excess value of the derivative above the hedged items of ThCh$866,924 has been recognized within other equity reserves as of December 31, 2013. The ineffective portion amount of ThCh$559,875 associated with this hedge was recorded in other gains and losses. The amount of losses recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$1,421,253.

21.2                Derivatives accounted for as financial assets and liabilities at fair value through profit and loss

In 2012 and 2013, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars. The total amount of outstanding forward contracts were US$103.3 million and US$140.0 million at December 31, 2013 and 2012, respectively, and expire monthly over a twelve month period. These agreements were recorded at fair value, resulting in a net gains of ThCh$1,711,816 for the year ended December 31, 2013, and a net loss of ThCh$1,102,412 for the year-ended December 31, 2012. The fair value of these derivative contracts is an asset in Chile of ThCh$1,949,958 and liability in Brazil of ThCh$1,985,954at 31 December 2013 (liabilities of ThCh$394,652 at December 31, 2012).  These derivative contracts do not qualify for hedge accounting and are accounted for as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company recorded an asset related to foreign currency derivative contracts as of December 31, 2013 for an amount of ThCh$ 11,264,459 and liabilities for the same concept in an amount of ThCh$ 1,985,954 (liability of ThCh$ 394,652 as of December 31, 2012), which were classified under current liabilities and are accounted for at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :          quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:             Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data..

During the period ended  December 31, 2013 and 2012, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December, 31 2013
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Assets
Current assets
Other current financial assets	—	3,342,172	—	3,342,172
Other non-current financial assets	—	7,922,287	—	7,922,287
Total assets	—	11,264,459	—	11,264,459

Liabilities
Current libilities
Other current financial liabilities	—	1,037,473	—	1,037,473
Other non-current financial liabilitioes	—	948,481	—	948,481
Total liabilities	—	1,985,954	—	1,985,954

	Fair Value Measurements at December, 31 2012
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities Current financial liabilities	—	394,652	—	394,652
Total liabilities	—	394,652	—	394,652

NOTE 22 —   CONTINGENCIES AND COMMITMENTS

22.1                                 Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)  Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 1,599,639. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$ 899,601 to guaranty judicial liabilities.

2)  Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 75,942,748. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of December 31, 2013 and 2012 amounted to ThCh$ 112,428,189 and ThCh$ 18,002,490, respectively.

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga totaling approximately    R$ 1,379,707,155.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has net recorded a provision on these matters.

Notwithstanding the above, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish that contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 200.6 million equivalent to ThCh$ 44,939,519.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 126.3 million equivalent to ThCh$ 28,298,481.

3)  Embotelladora Andina S.A., faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 269,907. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors

22.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of December 31, 2013 and 2012 are detailed as follows:

Guarantees that involve assets included in the financial statements:

	Provided by		Committed assets		Carrying	Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	12-31-2013	2014	2015
					ThCh$	ThCh$	ThCh$
Other creditors	Embotelladora Andina S.A.	Parent Company	Cash	Other debtors	2,105	—	20,105
San Francisco warehouse	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	6,788	—	6,788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	1,140	—	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	3,416	—	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	3,508	—	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash	Cash and cash equivalents	3,216	—	3,216
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash	Cash and cash equivalents	1,000	1,000	—
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	16,232,506		16,232,506
Miscellaneous	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	15,337,887	—	15,337,887
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	6,550,967	—	6,550,967
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Propiedades, Planta y Equipo	74,306,829	—	74,306,829
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	1,609	—	1,609
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	2,414	—	2,414
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	10,397	—	10,397
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	28,962	—	28,962
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	1,726	—	1,726
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	29	—	29
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	437,326	—	437,326
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	3,421	—	3,421
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	10,008	—	10,008
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-current financial assets	1,110,693	—	1,110,693
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other current financial assets	44,811	44,811	—
Others	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other current financial assets	14,282	14,282	—
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Import machinery	Other current financial assets	11,252	11,252	—
					114,126,292

Guarantees that not- involve assets included in the financial statements:

	Provided by		Committed assets		Carrying	Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	31-12-2013	2014	2015
					ThCh$	ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	472,149	—	472,149
Central de Restaurantes Aramark Ltda.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	243,515	—	243,515
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	487,776	—	487,776
Processes workers	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	556,149	—	556,149
Processes administrative	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2,001,285	—	2,001,285
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	85,047	—	85,047
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	9,174,320	—	9,174,320
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	204,520	—	204,520

NOTE 23 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks including foreign exchange risk, interest rate risk and price risk. The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of December 31, 2013, the Company carried all of its debt liabilities at UF fixed rate (UF is variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greater indebtedness corresponds to bonds which are denominated in Unidades de Fomento, that is indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile, would have generated a UF variation of 4% during the period between January 1 and December 31, 2013 (instead of 2.05%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$ 5,204,394.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of December 31, 2013, the Company maintains a net investment of ThCh$ 85,208,413 in Argentina, composed by the recognition of assets amounting to ThCh$ 218,591,509 and liabilities amounting to ThCh$ 133,383,094. These investments reported 29% of the Company’s consolidated sales revenues.

As of December 31, 2013, the Argentine peso devalued 21.3% during 2013 with respect to the Chilean peso.

There are currently exchange restrictions in Argentina and a parallel foreign exchange market with a higher exchange rate than the official exchange rate. If the official exchange rate in Argentina devalued reaching the informal rate of $ 11.8 (54% devaluation), the Company would have lower income from the operations in Argentina of ThCh$ 6,217,050, and a decrease in equity of ThCh$ 24,152,319, originated by lower asset recognition of ThCh$ 59,665,147 and lower liabilities recognition of ThCh$ 35,512,827.

a.2 Investment in Brazil

As of December 31, 2013, the Company maintains a net investment of ThCh$ 258,969,548 in Brazil, composed by the recognition of assets amounting to ThCh$ 750,945,404 and liabilities amounting to ThCh$ 491,975,856. These investments reported 32% of the Company’s consolidated sales revenues.

As of December 31, 2013, the Brazilian Real devalued 4.9% during 2013 with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$ 2,146,913, and a decrease in equity of ThCh$ 7,060,589, originated by lower asset recognition of ThCh$ 14,730,330 and a lower liabilities recognition of ThCh$ 7,669,740.

a.3 Investment in Paraguay

As of December 31, 2013, the Company maintains a net investment of ThCh$ 232,803,106 in Paraguay, composed by the recognition of assets amounting to ThCh$ 275,124,795 and liabilities amounting to ThCh$ 42,321,689. These investments reported 7% of the Company’s consolidated sales revenues.

As of December 31, 2013, the Paraguayan Guarani appreciated 5.3% during 2013 with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operations in Paraguay of ThCh$ 707,175, and an increase in equity of ThCh$ 11,428,274, originated by higher asset recognition of ThCh$ 13,674,695  and greater liabilities recognition of ThCh$ 2,246,421.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31. 2013, the Company maintains a net liability position totaling ThCh$ 335,043,304, basically composed of obligations with the public and bank liabilities for ThCh$ 345,065,237 offset partially by financial assets denominated in dollars for ThCh$ 10,021,933.

Of total financial liabilities denominated in US dollars, ThCh$ 39,643,853 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other hand ThCh$ 305,421,384 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of December 31, 2013 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$ 1,418,329.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19.1% of our cost of sales or approximately US$334 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. US$103.3 million for future purchases have been hedged as of December 31, 2013.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$ 6,843,447 as of December 31, 2013. Currently, the Company has contracts to hedge this effect only in Chile.

d)   Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used in the past. The possible effects that exist in the present consolidated financial statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the year ended December 31, 2013 of approximately ThCh$ 8,173,520.

e) Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of December 31, 2013:

	Year of maturity
Item	2014	2015	2016	2017	2018 and more
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	82,627,968	31,769,834	24,665,353	14,442,700	7,521,826
Bonds payable	35,640,832	35,472,307	35,303,894	40,915,559	674,147,357
Operating lease obligations	5,268,690	3,833,152	1,384,789	980,571	1,111,455
Purchase obligations	136,916,969	65,857,682	49,066,655	10,907,445	111,077,469
Total	260,454,459	136,932,975	110,420,691	67,246,275	793,858,107

NOTE 24 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2013	01.01.2012	01.01.2011
Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$

Direct production costs	709,805,149	553,318,289	474,348,956
Payroll and employee benefits	214,183,604	155,265,412	112,045,872
Transportation and distribution	153,775,697	115,231,690	94,745,875
Marketing	45,729,107	38,667,202	31,892,432
Depreciation and amortization	83,336,884	53,824,138	39,497,526
Repairs and maintenance	29,869,212	13,976,614	12,783,653
Other expenses	113,697,218	87,845,811	75,125,867
Total	1,350,396,871	1,018,129,156	840,440,181

NOTE 25 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2013	01.01.2012	01.01.2011
Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$

Gain on disposal of property, plant and equipment	3,345,299	2,304,613	673,669
Adjustment of judicial deposit (Brazil)	2,048,403	748,299	784,856
Guaxupé fiscal credits (Brazil)	—	—	1,313,212
Other	1,040,318	213,086	137,708
Total	6,434,020	3,265,998	2,909,445

NOTE 26 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2013	01.01.2012	01.01.2011
Detalle	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$

Disposal and write-off of property, plant and equipment	7,546,982	2,119,279	2,868,054
Tax on bank debits	6,189,979	4,487,209	3,074,333
Contingencies	4,510,908	2,012,879	4,370,851
Distribution Restructuring Project (Chile)	3,148,187	—	—
Non-operating fees	2,560,619	650,912	1,101,482
Fiscal Credit Provision (Brazil)	1,970,894	—	—
Judicial Deposits Provision (Brazil)	1,255,090	—	—
Donations	582,000	815,945	—
Business combination related expenses	772,689	4,517,661	—
Others	1,924,749	816,123	500,283
Total	30,462,097	15,420,008	11,915,003

NOTE 27 —  FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows:

a)             Finance income

	01.01.2013	01.01.2012	01.01.2011
Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$
Interest income	4,497,802	2,487,739	2,846,728
Other interest income	475,510	240,320	335,706
Total	4,973,312	2,728,059	3,182,434

b)             Finance costs

	01.01.2013	01.01.2012	01.01.2011
Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$

Bond interest	12,441,966	5,473,534	5,092,403
Bank loan interest	14,283,636	4,594,167	1,098,757
Other interest costs	2,218,421	1,105,052	1,044,016
Total	28,944,023	11,172,753	7,235,176

NOTE 28 —  OTHER GAIN AND (LOSSES)

Other gains and (losses) are detailed as follows:

	01.01.2013	01.01.2012	01.01.2011
Description	12.31.2013	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$

Restructuring of operations (new Renca plant)	(94,143)	(1,212,579)	(304,629)
Gains (loss) on derivative transactions	1,711,816	(1,102,412)	1,481,849
Losses on ineffective portion of hedging derivatives	(559,875)	—	—
Profit on the sale of shares in Vital S.A.	—	—	653,214
Other expenses	(317,425)	(21,224)	(335,516)
Total	740,373	(2,336,215)	1,494,918

NOTE 29 —  THE ENVIRONMENT (Unaudited)

The Company has made disbursements totaling ThCh$ 5,045,186 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others

These disbursements by country are detailed as follows:

	Year ended December 31, 2013		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	997,952	228,651	—	181,745
Argentina	1,104,822	2,685	76,982	17,559
Brasil	1,157,782	990,102	1,301,587	2,497,254
Paraguay	496,990	66,203	—	67,467
Total	3,757,546	1,287,641	1,378,569	2,764,025

NOTE 30 —  SUBSEQUENT EVENTS

On January 23, 2014, the dividend payment approved in December 2013 was paid out equivalent to 13.1 Chilean Pesos per each Series A share and 14.41 Chilean Pesos per each Series B share.

During January of 2014, the Argentine peso devalued significantly, trading at levels that approximated 8 Argentine Pesos per U.S. dollar. This situation resulted in an exhange rate difference loss from the dividend receivable from the Argentine subsidiary, Embotelladora del Atlántico S.A. totaling ThCh$ 1,165,000, and a decrease in equity due to the effect of translation totaling ThCh$ 11,974,555

Except as noted above, there are no subsequent events that could significantly affect the Company’s consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Embotelladora Andina S.A.
(Registrant)

		/s/ Miguel Ángel Peirano	/s/ Andrés Wainer
(Signature)

Date:	May 15, 2014