Form 20-F
period 2014-12-31
ANDINA BOTTLING CO INC
filed 2015-04-30
CIK 925261

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

Commission file number 001-13142

Embotelladora Andina S.A.
(Exact name of Registrant as specified in its charter)

Andina Bottling Company
(Translation of Registrant’s name in English)

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

INTRODUCTION

References

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

·             the “Company”, “we”, “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;

·             “Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

·             “AESA” means our subsidiary, Andina Empaques Argentina S.A.

·             “EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;

·             “PARESA” means our subsidiary, Paraguay Refrescos S.A.

·             “CMF” means our affiliate, Envases CMF S.A.;

·             “ECSA” means our affiliate, Envases Central S.A.;

·             “Vital Jugos” means our affiliate, Vital Jugos S.A., previously known as Vital S.A.;

·             “VASA” means our affiliate, Vital Aguas S.A.;

·             “TAR” means our subsidiary, Transportes Andina Refrescos Ltda.

·             “TP” means our subsidiary, Transportes Polar S.A.

·             “The Coca-Cola Company” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina.

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

In this annual report certain (local currency) amounts have been translated into United States dollars at the rate of Ch$570.34 to the dollar when is average exchange rate and Ch$606.75 to the dollar when it is yearend exchange rate. Such translations should not be construed as representations that the (local currency) amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

The Company’s Consolidated Financial Statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

Special Note Regarding Non-IFRS Financial Measures

This annual report makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expenseand income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA plus other expenses (income), net.    We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results.

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock.

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

Forward-Looking Statements

This annual report includes forward looking statements, principally under the captions, “Item 4. Information on the Company—Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Examples of such forward-looking statements include:

·                  statements of our plans, objectives or goals, including those related to anticipated trends, competition or regulation;

·                  statements about our future economic performance and that of Chile or other countries in which we operate;

·                  statements about our exposure to market risks, including interest rate risks, foreign exchange risk and equity price risk; and

·                  statements of assumptions underlying such statements.

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

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially and adversely from those expressed in our forward-looking statements:

·                  changes in general economic, business, political or other conditions in the regions where we operate;

·                  changes in the legal and regulatory framework of the beverage sector in the regions where we operate;

·                  the monetary and interest rate policies of the central banks of the countries in which we operate;

·                  unanticipated movements or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;

·                  changes in, or our failure to comply with, laws and regulations in the countries where we operate and applicable foreign laws;

·                  changes in taxes;

·                  changes in competition and pricing environments;

·                  our inability to hedge certain risks economically;

·                  potential effects of weather conditions, earthquakes, tsunamis or other natural disasters;

·                  the outcome of litigation against us;

·                  the nature and extent of competition in the beverage industry in Latin America and the effect of competition on the prices we are able to charge for our products;

·                  volatility and fluctuations in demand for our products and the effect of such changes on the prices that we are able to charge for our products;

·                  capital and credit market conditions, including the availability of credit and changes in interest rates;

·                  delays in the development of our projects, changes to our investment plans due to changes in demand, authorizations, expropriations, etc.;

·                  actions of our shareholders;

·                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms if at all; and

·                  the factors described under “Risk Factors” beginning on page 8.

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

The summary consolidated financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 has been derived from our audited consolidated financial statements included herein.  The summary consolidated financial information as of December 31, 2010, 2011 and 2012 and for the year ended December 31, 2010 and 2011 has been derived from our audited consolidated financial statements as of and for the years then ended not included herein.

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

		Year Ended December 31,
	2010	2011	2012 (2)	2013 (3)	2014	2014
	(in millions of Ch$ and millions of US$)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Income Statement Data
Net sales	888,714	982,864	1,172,293	1,521,681	1,797,200	3,151
Cost of sales	(506,882)	(578,581)	(698,955)	(914,818)	(1,081,243)	(1,896)
Gross profit	381,832	404,283	473,338	606,863	715,957	1,255
Distribution, administrative and sales expenses	(232,598)	(261,859)	(319,174)	(435,579)	(529,184)	(928)
Other (expense) income, net(4)	(9,294)	(10,712)	(27,390)	(58,051)	(89,385)	(157)
Income taxes	(36,340)	(34,685)	(38,505)	(22,966)	(45,354)	(79)
Net income	103,600	97,027	88,269	90,267	52,034	91

Balance Sheet Data
Current assets
Trade and other accounts receivable, net	97,255	107,443	152,817	195,434	198,110	347
Noncurrent assets
Intangible assets and goodwill, net	59,136	58,691	529,375	816,386	845,105	1,482
Property, plant and equipment, net	291,482	350,064	576,551	692,950	713,075	1,250
Total assets	688,314	741,959	1,539,836	2,082,961	2,269,173	3,979
Current liabilities
Other financial liabilities	20,916	23,093	106,248	106,877	83,402	146
Trade and other accounts payable	105,282	127,941	184,318	210,446	228,179	400
Noncurrent liabilities
Other long-term current financial liabilities	70,449	74,641	173,880	605,362	726,616	1,274
Deferred tax liabilities	35,601	35,245	111,415	105,537	126,126	221
Total liabilities	293,449	319,980	646,231	1,201,529	1,350,176	2,367
Total equity	394,865	421,979	893,605	881,433	918,998	1,611
Total liabilities and equity	688,314	741,959	1,539,836	2,082,961	2,269,173	3,979

Cash Flow Data
Cash flows provided by (used in) operating activities	125,848	138,950	188,857	172,085	215,514	378
Cash flows used in investing activities	(80,504)	(89,621)	(156,170)	(447,550)	(166,776)	-292
Cash flows provided by (used in) financing activities	(62,548)	(67,159)	(3,551)	303,106	(46,920)	-82

Other Financial Data
Adjusted EBITDA(5)	186,248	181,922	207,988	254,621	289,740	508
Adjusted EBITDA margin(6)	21.0%	18.5%	17.7%	16.7%	16.1%	16.1%
Adjusted EBITDA/net financial expense(7)	46.3	44.9	24.6	10.6	5.1	5.1
Net debt(7)	(5,813)	50,776	224,477	587,869	572,901	1,004
Net debt/Adjusted EBITDA(9)	0.0	0.3	1.1	2.3	2.0	.2.0
Depreciation and amortization	37,015	39,498	53,824	83,337	102,967	181
Capital expenditures	95,462	126,931	143,764	183,697	114,217	200
Dividends paid	66,525	70,906	69,766	73,041	52,269	92
Basic and diluted earnings per share:
Series A(10)	129.78	121.54	104.12	89.53	52.19	0.09
Series B(10)	142.75	133.69	114.53	98.48	57.41	0.10
Basic and diluted earnings per ADR:(11)
Series A(10)	778.68	729.24	624.72	537.18	313.16	0.55
Series B(10)	856.5	802.14	687.18	590.88	344.48	0.60
Capital Stock:
Series A	380,137,271	380,137,271	473,289,368	473,289,301	473,289,301	473,289,301
Series B	380,137,271	380,137,271	473,289,368	473,281,303	473,281,303	473,281,303
Issued Capital	230,892	230,892	270,759	270,738	270,738	475
Total dividends declared:
Total Series A Shares	32,578	33,809	34,018	33,888	24,800	43
Total Series B Shares	35,836	37,190	37,420	37,276	27,283	48

Other Operating Data
Sales volume
Coca-Cola trade brand soft drinks (millions of unit cases)(12)	438.0	448.2	517.6	633.5	671.6	671.6
Other beverages (millions of unit cases)(2)(3)(12)(13)	51.2	53.3	78.6	129.5	159.0	159.0

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

(5) Adjusted EBITDA is a non-IFRS financial measure, does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of our results of operations or as an alternative to cash flows from operations as an indicator of liquidity.  Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.  See “Presentation of Financial and Other Information —Non-IFRS Financial Information.”  We define Adjusted EBITDA as net income plus income taxes, other expenses (income), depreciation and amortization (which includes only the amortization of information technology software).  A reconciliation of our net income to our Adjusted EBITDA is set forth below:

		Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	(in millions of Ch$ and US$)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Net income	103,600	97,027	88,269	90,267	52,034	91
Add:
Income taxes	36,340	34,685	38,505	22,966	45,354	80
Finance costs	7,402	7,235	11,173	28,944	65,081	114
Finance income	(3,376)	(3,182)	(2,728)	(4,973)	(8,656)	(15)
Depreciation and amortization(5)	37,015	39,498	53,824	83,337	102,967	181
Share of profit of investments using equity method of accounting	(2,315)	(2,026)	(1,770)	(783)	(1,191)	(2)
Foreign exchange difference	222	(3)	4,471	7,695	2,675	5
Gain (loss) from indexed financial assets and liabilities	218	1,178	1,754	3,881	15,235	27
Other income	(1,118)	(2,909)	(3,266)	(6,434)	(6,744)	(12)
Other expenses	7,776	11,915	15,420	30,462	18,591	33
Other income (expenses)	484	(1,496)	2,336	(741)	4,392	8
Adjusted EBITDA(14)	186,248	181,922	207,988	254,621	289,740	508

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

(10) For the calculation of the profits per share, it is taken into consideration the average amount of outstanding shares existing at each date.

(11) Each ADR represents six shares of common stock of the corresponding series of Shares.

(12) Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters.

(13) Includes waters, juices, beer and other spirits.

(14) Totals may not sum due to rounding.

Exchange Rates

Chile

Chile has two currency markets, the Mercado Cambiario Formal (the “Formal Exchange Market”) and the Mercado Cambiario Informal (the “Informal Exchange Market”). The Formal Exchange Market is comprised of banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Chile.”

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

The U.S. dollar observed exchange rate (dólar observado), which is reported by the Chilean Central Bank and published daily in the Official Gazette (Diario Oficial), is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. The Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the observed exchange rate within a desired range. During the past few years the Chilean Central Bank has attempted to keep the observed exchange rate within a certain range only under special circumstances. Although the Chilean Central Bank is not required to purchase or sell dollars at any specific exchange rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

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

The following table sets forth the annual low, high, average and period end observed exchange rate for U.S. dollars for the periods presented, as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily observed exchange rate Ch$ per U.S.$
	High(1)	Low(1)	Average(2)	Period end(3)
Year ended December 31,
2010	549.17	468.01	510.21	468.01
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.33	606.75
Month end
October 31, 2014	598.64	527.53	538.36	553.84
November 30, 2014	605.46	580.62	593.91	605.46
December 31, 2014	621.41	606.75	612.98	606.75
January 31, 2015	632.03	612.47	622.11	632.03
February 28, 2015	632.19	616.86	622.95	618.76
March 31, 2015	642.18	617.38	628.86	626.58
April 2015 (through April 17, 2015)	621.10	610.74	614.84	612.30

Source: Chilean Central Bank.

(1)                  Exchange rates are the actual low and high, on a daily basis for each period.

(2)                  The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(3)                  Each year period ends on December 31, and the respective period-end exchange rate is published by the Chilean Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Chilean Central Bank on the first business day of the following month.

Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to U.S.$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. For the last few years the Argentine government has maintained a policy of intervention in foreign exchange markets, conducting periodic transactions for the sale and purchase of U.S. dollars. There is no way to forsee if this could continue in the future. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation as reported by the Central Bank of Argentina. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Daily observed exchange rate Ar$ per U.S.$
	High	Low	Average(1)	Period end
Year ended December 31,
2010	3.988	3.794	3.913	3.976
2011	4.304	3.972	4.131	4.304
2012	4.917	4.304	4.552	4.917
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
Month end
October 31, 2014	8.503	8.448	8.480	8.502
November 30, 2014	8.526	8.507	8.514	8.526
December 31, 2014	8.556	8.526	8.550	8.552
January 31, 2015	8.640	8.554	8.602	8.640
February 28, 2015	8.726	8.649	8.686	8.724
March 31, 2015	8.820	8.736	8.781	8.820
April 2015 (through April 17, 2015)	8.867	8.826	8.848	8.867

Source: Central Bank of Argentina.

(1)                  Represents the daily average exchange rate during each of the relevant periods.

Brazil

The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely and has intervened occasionally to control unstable fluctuations in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The Brazilian real may depreciate or appreciate substantially against the U.S. dollar in the future. Exchange rate fluctuations may adversely affect our financial condition. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Brazil.”

Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. On March 14, 2005, the National Monetary Council of Brazil (Conselho Monetário Nacional) unified the two markets.

The following table sets forth the exchange selling rates expressed in Brazilian reais per U.S. dollar for the periods indicated, as reported by the Central Bank of Brazil through the Central Bank System (Sistema do Banco Central) using PTAX 800, option 5.

	Daily observed exchange rate R$ per U.S.$
	High	Low	Average	Period end
Year ended December 31,
2010	2.4218	1.7024	1.9935	1.7412
2011	1.8811	1.6554	1.7593	1.6662
2012	1.9016	1.5345	1.6746	1.8758
2013	2.1121	1.7024	1.9550	2.0435
2014	2.7403	2.1974	2.3547	2.6562
Month end
October 31, 2014	2.5341	2.3914	2.4483	2.4442
November 30, 2014	2.6136	2.4839	2.5484	2.5601
December 31, 2014	2.7403	2.5607	2.6394	2.6562
January 31, 2015	2.7107	2.5754	2.6342	2.6623
February 28, 2015	2.8811	2.6894	2.8165	2.8782
March 31, 2015	3.2683	2.8655	3.1395	3.2080
April 2015 (through April 17, 2015)	3.1556	3.0249	3.0889	3.0544

Source: Central Bank of Brazil.

(1)                Represents the daily average exchange rate during each of the relevant periods.

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

75% of our net sales for the year ended December 31, 2014 was derived from the distribution of soft drinks under The Coca-Cola Company trademarks, and an additional 19% was derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and The Coca-Cola Company and in certain cases a subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over our business through its rights under these bottler agreements. Under these bottler agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrate sold to us. The Coca-Cola Company also monitors our prices and has the right to review and approve our marketing, operational and advertising plans. In addition, The Coca-Cola Company may unilaterally set the price for its concentrate, and it may in the future increase the price we pay for concentrate, increasing our costs.  These factors may impact our profit margins, which could adversely affect our net income and results of operations. Our marketing campaigns for Coca-Cola products are designed and controlled by The Coca-Cola Company. The Coca-Cola Company also makes significant contributions to our marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contribution at any time. Pursuant to the bottler agreements, we are required to submit a business plan to The

Coca-Cola Company for prior approval on a yearly basis. In accordance with our bottler agreements, The Coca-Cola Company may, among other things, require that we demonstrate the financial ability to meet our business plan, and if we are not able to demonstrate our financial capacity, The Coca-Cola Company may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under these bottler agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of, Coca-Cola soft drinks or other Coca-Cola beverages and products.

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms.  We currently are party to five bottler agreements: two agreements for Chile, which expire in 2018 and 2019, one agreement for Brazil, which expires in 2017, one agreement for Argentina, which expires in 2017, and one agreement for Paraguay, which is in process of renewal. We cannot provide any assurance that our bottler agreements will be maintained or extended upon their termination.  Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would have a material adverse effect on our business, financial condition and results of operation.

In addition, any acquisition we make of bottlers of Coca-Cola products in other territories may require, among other things, the consent of The Coca-Cola Company under bottler agreements to which such other bottlers are subject. We cannot assure you that The Coca-Cola Company will consent to any future geographic expansion of our Coca-Cola beverage business. In addition, we cannot assure you that our relationship with The Coca-Cola Company will not deteriorate or otherwise undergo significant changes in the future. If such changes do occur, our operations and financial results and condition could be materially affected.

The nonalcoholic beverage business environment is changing rapidly, including as a result of increased obesity and other health concerns, which could have a material adverse effect on demand for our products, and consequently on our financial performance.

Consumers, public health officials and government officials in certain of our core markets, including Chile and Brazil, are increasingly concerned with public health consequences associated with obesity, particularly among young people.  In addition, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sugar-sweetened beverages and beverages sweetened with nutritive or alternative sweeteners.  Increasing public concern about these issues; possible new taxes on sugar-sweetened beverages; additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages; and negative publicity resulting from actual or threatened legal actions against nonalcoholic beverage companies relating to the marketing, labeling or sale of beverages may reduce demand for our products, which could adversely affect our profitability.

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

The soft drink and nonalcoholic beverage businesses are highly competitive in each of the territories in which we operate. We compete with bottlers of regional brands, including low cost “B brand” beverages and Pepsi products.  In Argentina and Brazil, we compete with Companhia de Bebidas das Americas, commonly referred to as AmBev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsico trademark products, in addition to a portfolio that includes local brands with flavors, such as Guaraná. In Chile, our main competitor is Compañía de Cervecerías Unidas, which sells Pepsico trademark products as well as local brands.  In Paraguay, a new local bottler of Pepsico trademark products entered the market, which we believe had the effect of reducing our market share in Paraguay and could continue doing so.  This competition in each of the regions where we operate is likely to continue, and we cannot assure you that it will not intensify in the future, which could materially and adversely affect our financial condition and results of operations.

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

Water is the main ingredient in substantially all of our products. It is also a limited resource in many parts of the world, facing unprecedented challenges from overexploitation, increasing pollution and poor management.  As demand for water continues to increase around the world, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints that could adversely affect our profitability or net operating revenues.  In addition, the Paraguayan government recently enacted new regulations related to ownership and water usage rights.  Because this legislation is new, we will also be subject to uncertainty with respect to the interpretation of the regulations, and any ambiguity or uncertainty with respect to the interpretation or application of the regulation could result in non-compliance and associated costs and penalties, which are impossible or difficult to predict. We also anticipate discussions on new regulations on ownership and water usage in Chile.

Significant additional labeling or warning requirements may inhibit sales of our products.

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products.  In addition, the Chilean congress recently passed a new law with respect to labeling of certain consumer products, including soft drinks and bottled juices and waters such as ours.  Because this legislation is new, we will also be subject to uncertainty with respect to the interpretation of the regulations, and any ambiguity or uncertainty with respect to the interpretation or application of the regulation could result in non-compliance and associated costs and penalties, which are impossible or difficult to predict.  These types of requirements, may adversely affect sales of our products.

Our business may be adversely affected if we are unable to maintain brand image and product quality.

Our beverage business is highly dependent on maintaining the reputation of our products in the countries where we operate. If we fail to maintain high standards for product quality, our reputation and ability to remain a distributor of Coca-Cola beverages in the countries where we operate could be jeopardized. In addition, we may be liable if the consumption of any of our products causes injury or illness. Negative publicity or incidents related to our products may reduce their demand and could have a material adverse effect on our financial performance.

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

We have been integrating Ipiranga’s operations with ours, which consists of combining back-office operations (mainly those activities related to finance, treasury, accounting, procurement, tax, legal and human resources) to achieve synergies from our combined operations. Additionally, we will determine the organizational structure and define the management team.  The second stage of integration will be focused on logistics and production, as well as the exchange of commercial best practices.  However, we may not be able to complete these phases of integration in a manner that achieve the synergies, efficiencies and growth opportunities in the time, manner or amount that we seek.  Challenges we will face in the integration process include, among others, the following:

·                  integrating different commercial practices and company cultures in order to provide a unified and superior client experience in each of our territories in Brazil;

·                  streamlining human resources and different management structures, while retaining highly qualified personnel;

·                  integrating different accounting, information technology and management systems;

·                  integrating procurement processes and maintaining strong relations with suppliers;

·                  maintaining client loyalty while consolidating marketing processes; and

·                  encountering unforeseen expenses, delays or liabilities that could exceed the savings that we seek to achieve from the elimination of duplicative expenses and cost savings.

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

In addition, Ipiranga is party to a series of ongoing administrative tax proceedings in which the Brazilian federal tax authorities have claimed that Ipiranga has unpaid liabilities for value-added taxes on industrialized products (imposto sobre produtos industrializados, or IPI) in an aggregate amount of approximately R$939.288.545. Ipiranga disagrees with the Brazilian tax authority’s position and believes that it was entitled to claim IPI tax credits in connection with its purchases of certain exempt inputs from suppliers located in the Manaus Free Trade Zone, and believes that the Brazilian tax authority’s claims are without merit, and intends to defend its position vigorously. Our external Brazilian counsel has advised us that it believes Ipiranga’s likelihood of loss in most of these procedures should be classified as possible to remote (i.e., approximately 30% likelihood). If Ipiranga were required to pay all or a substantial portion of the amount claimed by the tax authorities, such payment could have a material adverse effect on the value of our investment in Ipiranga and our financial condition and results of operations. Additionally, adverse preliminary decisions in one or more of these proceedings may require the use of substantial financial resources during its review by a higher court.

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

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of our beverage offerings. Additionally, adverse weather conditions or natural disasters may affect road infrastructure in the countries in which we operate and limit our ability to sell and distribute our products.  For example, in February of 2010 our business experienced a temporary interruption in our production as a result of the 8.8 magnitude earthquake in central Chile; and in March 2015, flash floods in the north of Chile interrupted our production and distribution in such territory.

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

In the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant.  In addition, Andina Brazil is party to a series of ongoing administrative tax proceedings in which the Brazilian federal tax authorities have claimed that Andina Brazil has unpaid liabilities for value-added taxes on industrialized products (imposto sobre produtos industrializados, or IPI) involving aggregate claims of a significant amount. We may not be able to realize the anticipated benefits of our acquisition of Ipiranga.”  Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business. Ineffective communications, during or after these proceedings, could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities. Additionally, adverse preliminary decisions in one or more of these proceedings may require the use of substantial financial resources during its review by a higher court.

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

For example, in Chile, a tax reform became effective in September 2014. This reform provides “Transitional rules” for business years 2014, 2015 and 2016 and “Permanent rules” for business years 2017 and following.

In the Transitional Regime, for calendar years 2014, 2015 and 2016, the Reform progressively increases the Corporate Income Tax rate (“corporate income tax”) to 21%, 22.5% and 24%, respectively. There are no changes to the taxation that applies to dividends paid to non-resident in Chile shareholders. The additional tax rate (“withholding tax”) remains at 35% and credit for 100 percent of corporate income tax that may be charged to dividends remitted abroad. For local shareholders, natural persons domiciled or resident in Chile the current regime also remains.. They are taxed with the Supplementary Global Tax which has progressive rates ranging between 0% and 40% in the year they receive the payment of the dividend, entitled to credit for the entirety of corporate income tax paid by the issuer of the shares. For the business year 2017 the rate will be 25% for companies that choose the “attributed” system and 25.5% for those taxed by the “semi-integrated” system.

In the Permanent Regime, for the years 2017 and following, taxpayers may choose one of the following income taxation schemes: a) Attributed Regime: in this scheme, annual accrued profits are immediately charged with the corporate income tax rate of 25% and an Additional Tax of 35%, maintaining the right to credit against the latter, 100% of corporate income tax. In this option, not resident in Chile shareholders are taxed with the Additional Tax regardless of whether the Chilean company pays a dividend or not, since the Additional Tax should be declared and paid in the year in which profits are accrued in the Chilean company that has issued the shares.

The same applies to local shareholders, natural persons domiciled in Chile, but with a maximum rate of 35% for Supplementary Global Tax. (b) Semi-integrated regime: under this regime, the earned annual profits are taxed with the corporate income tax rate of 27% (25.5% for business year 2017).  Dividends remitted abroad and those paid to local shareholders are taxed with additional tax or Supplementary Global Tax (with a maximum rate of 35%) only in the year of the payment of the dividend. The additional tax rate remains at 35% with corporate income tax credit paid by the issuing company.

Notwithstanding the previous, local shareholders and shareholders domiciled in countries that do not have an existing Treaty to avoid double taxation with Chile, can only credit 65% of corporate income tax, with which total tax burden on profits distributed to these shareholders rises to 44,45%. The credit limitation is made by establishing a debit (tax) to the shareholder equal to 35% of corporate income tax.

It should be noted, that in an open stock corporation the option to choose the regime which will be used, must be approved at an extraordinary shareholders meeting with a quorum of at least two thirds of the shares issued with voting rights. For the first period (business year 2017), the option must be exercised (via a statement to the tax authority) during the second half of business year 2016.  If it does not exercise the option, it will be subject to the semi-integrated system.

The same reform increased the additional tax on non-alcoholic beverages with sugar from 13% to 18%, and reduced the additional tax on non-alcoholic beverages without sugar from 13% to 10%.

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

Given the high tax burden in Brazil, the government provides relevant tax incentives to attract investment to certain territories, particularly for manufacturers and other companies operating and investing in Brazil. Andina Brazil has been provided with some of said incentives. However, these incentive programs may be modified or terminated, thereby increasing our cost of operations in Brazil. Termination, non-extension or non-renewal of said tax incentives would have a material adverse effect on our business, financial condition and results of operation.

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile.

39.3% of our assets as of December 31, 2014 and 27.3% of our net sales for the year ended December 31, 2013 corresponded to our operations in Chile.  Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile.

International and local economic crisis may adversely affect the Chilean economy, and unfavorable general economic conditions could negatively affect the affordability of and demand for some of our products. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products or buying low cost “B brands” offered by competitors. Any of these events could have an adverse effect on our business, financial condition and results of operations.

According to data published by the Central Bank, the Chilean economy grew at a rate of 5.6% in 2012, 4.2% in 2013 and 1.9% in 2014. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

Although Chilean inflation has decreased in recent years, Chile has experienced high levels of inflation in the past. The annual rates of inflation in Chile, which in 2012, 2013 and 2014 were 1.5%, 3.0% and 4.6%, respectively, as measured by changes in the consumer price index and as reported by the INE (Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics), could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations if we are unable to increase our prices in line with inflation. We cannot assure you that Chilean inflation will not revert to prior levels in the future.

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

Based on the Observed Exchange Rates for U.S. dollars as of December 31, 2012, 2013 and 2014, the Chilean peso appreciated 7.6% and depreciated 9.3% and 15.7% relative to the U.S. dollar in nominal terms, respectively.

Risks Relating to Brazil

Our business operations in Brazil are dependent on economic conditions in Brazil.

36.6% of our assets as December 31, 2014 and 39.8% of our consolidated net sales for the year ended December 31, 2014 corresponded to our operations in Brazil.  Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.  The Brazilian economy is also affected by international economic and market conditions in general, especially economic and market conditions in the United States.  Similarly to other emerging market countries, the Brazilian currency depreciated significantly during 2014, attributed in part to an outflow of capital related to the expectation that the United States Federal Reserve will reduce or end its “quantitative easing” economic stimulus measures.  The Brazilian economy is therefore subject to uncertainties and risks related to changes in economic conditions and policy measures in countries such as the United States and China, as well as the European Union and elsewhere.

In recent years, the Brazilian economy has experienced a decline in GDP growth.  After growing at a rate of 7.6% in 2010, GDP increased by 3.9% in 2011, 1.0% in 2012, 2.7 in 2013 and 0.1 in 2014. During 2013 and 2014, the Brazilian economy has also experienced rising inflation, partially resulting from a significant depreciation in the value of its currency.  Increased inflation and decreased economic growth have also contributed to an increase in social unrest, including public protests.  In late August 2013, the Central Bank of Brazil announced new policy measures, including interventions in foreign exchange markets designed to prevent the real from depreciating further, as well as raising Brazil’s benchmark interest rate, designed to prevent a further increase in inflation.  However, the effect of such policy measures are subject to significant uncertainties, and we cannot provide any assurance that these measures will be effective in causing an improvement in economic conditions, or that they will not lead to unintended, adverse effects on the Brazilian economy.

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

The Brazilian government has intervened in the Brazilian economy and occasionally makes significant changes to monetary, tax and credit policies, among others. The Brazilian government’s measures to control inflation, stimulate economic expansion and implement other policies have included, among others, salary and price controls, appreciation or depreciation of the Brazilian real, foreign exchange adjustments, control over remittances abroad and intervention by the Central Bank of Brazil to change the basic interest rates. We cannot foresee or control which measures or policies the Brazilian government may adopt in the future. Our activities, financial and operating results, as well as our estimates may be adversely affected by changes in the policies adopted by the Brazilian government, as well as by general factors, including, but not limited to:

·                  Brazilian economic expansion;

·                  inflation;

·                  interest rates;

·                  variation in foreign exchange rates;

·                  foreign exchange rate control policies;

·                  liquidity of domestic capital and debt markets;

·                  tax policy and changes in tax laws; and

·                  other political, diplomatic, social and economic guidelines or events in Brazil or otherwise affecting the country.

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

Brazil has historically experienced extremely high rates of inflation. Inflation, and several measures taken by the Federal Government in order to control it, combined with speculation about possible government measures, had significant negative effects on the Brazilian economy. Historically, the annual inflation rates recorded in Brazil before 1995 were extremely high, and included periods of hyperinflation. The annual rate of inflation measured by the price index known as the IPCA (Índice Nacional de Preçosao Consumidor Amplo) was 6.50% in 2011, 5.84% in 2012 and 5.91% in 2013. For the year ended December 31, 2014 the IPCA was 6.41%. Considering this history and the uncertainty around the Brazilian government’s policies, we cannot provide any assurance that inflation rates in Brazil will not increase.

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

The Brazilian currency has fluctuated over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange market and floating exchange rate systems. Although long-term devaluation of the real is generally related to the rate of inflation in Brazil, the devaluation of the real over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. For example, the real depreciated 15.7% in 2001 and 34.3% in 2002 against the U.S. dollar. However, the real appreciated 13.4%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively. In 2008, as a result of the worsening global economic crisis, the real depreciated 24.2% against the U.S. dollar, closing at R$2.34 to US$1.00 on December 31, 2008. In 2009, the real appreciated 34.2% against the U.S. dollar, closing at R$1.74 to US$1.00. In 2010, the real appreciated 9.6% against the U.S. dollar, closing at R$1.666 to US$1.00 on December 31, 2010. In 2011, the real depreciated against the U.S. dollar, closing at R$1.866 to US$1.00 on December 31, 2011. In 2012, the real depreciated against the U.S. dollar, closing at R$2.0435 to US$1.00 on December 31, 2012. In 2013, the real depreciated against the U.S. dollar, closing at R$2.3426 to US$1.00. In 2014, the real depreciated against the U.S. dollar, closing at R$2.6562 to US$1.00. We cannot guarantee that the real will not again depreciate or appreciate against the U.S. dollar in the future. In addition, we cannot guarantee that any deprecation or appreciation of the real against the U.S. dollar or other currencies will not have an adverse effect on our business.

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

Risks Relating to ArgentinaOur business operations in Argentina are dependent on economic conditions in Argentina.

10.0% of our assets as of December 31, 2014 and 25.7% of our net sales for the year ended December 31, 2014 corresponded to our operations in Argentina. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our business operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. During 2001 and 2002, Argentina went through a period of major political, economic and social instability, which led to a partial default by Argentina in the payment of its sovereign debt, and the devaluation of the peso in January 2002, after over ten years of parity with the U.S. dollar. Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this recovery is sustainable. This is mainly because recent economic growth was initially dependent on a significant devaluation of the Argentine peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. According to the INDEC (Instituto Nacional de Estadísticas y Censos, or the National Statistics and Census Institute), GDP growth in real terms in Argentina 9.2% in 2010, 8.9% in 2011, 1.9% in 2012, 3.0% in 2013 and 0.5% in 2014. We cannot assure you that Argentine GDP will increase or remain stable in the future. The economic crisis in Europe, the international demand for Argentine products, the stability and competitiveness of the Argentine peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable and relatively low rate of inflation and the future political uncertainties, among other factors, may affect the development of the Argentine economy.

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

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. According to the INDEC, the official annual rates of inflation for the years 2011, 2012, 2013 and 2014 were 9.5%, 10.8%, 10.9% and 23.9%, respectively. Moreover, after changes in personnel and in the methodology used to calculate the consumer price index at the INDEC in 2007, the accuracy of its measurements has been put in doubt by economists and investors, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. If it is determined that it is necessary to correct the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on our operations and financial condition.

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

After several years of price stability in Argentina, the devaluation of the Argentine peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. The devaluation had an adverse effect on the ability of Argentine companies to make timely payments on their foreign currency denominated obligations, generated high inflation throughout 2002, significantly reduced real salaries and had an adverse effect on companies that were focused on the domestic market, such as public service companies and financial companies. It also adversely affected the ability of the government to honor its foreign debt obligations. During 2014, the official exchange rate in Argentina further depreciated 48.4% against the U.S. dollar with respect to the official exchange rate as of the end of 2013.

In order to ensure the level of reserves of the Banco Central de la República Argentina (“BCRA”), the Argentine government implemented in late 2011 a series of measures aimed at maintaining the level of the BCRA reserves. To that effect, during the last quarter of 2011, 2012 and 2013, new measures were implemented to limit the purchase of foreign currency made by private companies and individuals. Access to the foreign exchange market requires authorization of the tax authorities, among other restrictions. As a result, the implied exchange rate in the quotation of Argentine securities that trade in foreign markets and in the local market increased significantly. Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies, which could partially or totally reduce the current gap between the exchange rate published by the BCRA and the black market exchange rate. We cannot predict how these conditions will affect the consumption of our products. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the Argentine peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations. According to IFRS, which is the method under which the Company presents its results, the results generated by our operations in Argentina are translated to the reporting currency using the official exchange rate.

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

14.1% of our assets as of December 31, 2014 and 7.2% of our net sales for the year ended December 31, 2014 corresponded to our operations in Paraguay.  Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

The GDP growth of Paraguay for 2014 was approximately 4.0%, and in 2013 increased 14.2% compared to the previous year, after having decreased 1.2% in 2012. In 2011 the GDP increased approximately 4%.

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

Inflation in Paraguay during 2014 was 4.2%, in 2013 was 3.7% and in 2012 was 4.0, remaining below the maximum target of 7.5%.  An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income. We cannot assure you that inflation in Paraguay will not increase significantly.

The Paraguayan guaraní is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Banco Central de Paraguay, or Paraguay Central Bank (“BCP”), actively participates in the exchange market in order to smooth abrupt oscillations.  In 2012 the local currency depreciated 5.9%, while in 2013, it appreciated 3.0%. In 2014 it depreciated 4.2%. Nevertheless, the guaraní experienced substantial volatility during 2012. It appreciated during the first quarter, depreciated by 11% during the second and third quarters, as a result of lower export earnings, and stabilized towards the last quarter of the year, closing 2012 with an appreciation of approximately 3%. A significant depreciation of the local currency could adversely affect our financial situation and financial results, as 25% of our total costs of raw materials and supplies are in U.S. dollars, as well as impact other expenses such as professional fees and maintenance costs.

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

ITEM 4.                         INFORMATION ON THE COMPANY

A.                                    HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Our legal name is Embotelladora Andina S.A., and our commercial name is Coca-Cola Andina. We were incorporated and organized on February 7, 1946 under the Chilean Companies Law as a sociedad anónima (stock corporation). An abstract of our bylaws is registered with the Registro de Comercio de Santiago (Public Registry of Commerce of the City of Santiago) under No. 581 of the year 1946. Pursuant to our bylaws, our term of duration is indefinite.

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

The production and packaging business of water, juices and non carbonated beverages licensed by the TCCC in Chile was restructured in 2005. Vital Aguas S.A: (“VASA”) was created in 2005 in order to develop the processing, production and packaging business of Agua Mineral de Chanqueahue Vital (mineral water) and other waters.  Vital S.A. is focused on developing juices and non carbonated beverages.  For said purpose Andina and Embonor S.A. participate in the ownership of VASA, with a 66.5% and 33.5% ownership interest, respectively.  In January 2011 the juice production business is restructured allowing the incorporation of the other Coca-Cola bottlers in Chile to the ownership of Vital S.A. which changed its name to Vital Jugos S.A. Of said company 65% ownership is held by Andina and 35% by Embonor S.A.

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

In 2007, The Coca-Cola Company along with the Coca-Cola bottlers in Brazil create a joint venture, Mais Indústria de Alimentos, in order to enhance the non-carbonated business for the entire System in that country, and in 2008 The Coca-Cola System acquired a second company that produces non-carbonated beverages called Sucos del Valle do Brasil Ltda.  These two companies merged in 2011 and SABB (Sistema de Alimentos y Bebidas do Brasil) was created.

In 2010, The Coca-Cola Company along with its bottlers, acquired in a joint venture the company Leão Junior S.A. with a consolidated presence and market share in Andina Brazil’s region in the category of iced tea. Leão Junior S.A. commercializes the Matte Leão brand, among others.  Andina Brazil controls 18.20% of Leão Junior S.A. Andina Brazil holds a 10.74% average ownership interest in Leão Junior S.A and SABB.

In November, 2012 Andina Brazil acquired a 40% stake in Sorocaba Refrescos S.A., a Coca-Cola bottler located in the state of Sao Paulo, for R$146,946,004.

During 2013, there was a restructuring of the juice and mate business, pursuant to which the companies in which Rio de Janeiro Refrescos Ltda. held an interest were merged. As a result of the restructuring Rio de Janeiro Refrescos Ltda. ended up with a 9.57% ownership interest in Leon Alimentos y Bebidas Ltda., the legal successor of these companies. This percentage increased to 10.87% as a result of our acquisition of, and subsequent merger with, Compañía de Bebidas Ipiranga that held an ownership interest in Leon Alimentos y Bebidas Ltda.  During 2014, Rio de Janeiro Refrescos Ltda. sold 2.05% of its ownership interest in Leão Alimentos e Bebidas Ltda., remaining with a final ownership interest of 8.82%.

Argentina

Production of Coca-Cola soft drinks in Argentina began in 1943 with operations in the province of Córdoba, Argentina, through Inti S.A.I.C., (“INTI”). In July 1995, we, through an investment company incorporated in Argentina called Inversiones del Atlántico S.A., (“IASA”), acquired a 59% interest in EDASA, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A. These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., (“Romesa”). In 1996, we acquired an additional 35.9% interest in EDASA, an additional 78.7% interest in Inti, a 100% interest in Cipet located in Buenos Aires (a PET plastic bottle and packaging business) and a 15.2% interest in Cican S.A. During 1997, the operations of Romesa were merged with INTI. In 1999, Edasa was merged into IASA. In 2000, IASA was merged into INTI, forming Embotelladora del Atlántico S.A. (“EDASA”). In 2002, Cipet merged into EDASA. During 2007, EDASA’s ownership interest in Cican S.A. was sold to FEMSA.

During 2011, EDASA resolved the division of part of its equity to form a new company, Andina Empaques Argentina S.A., transferring all activities and assets necessary for the development of EDASA’s Packaging Division.  Accounting and tax effects began January 1, 2012.  Subsequently, Edasa absorbed Coca-Cola Polar Argentina S.A. by merger. The corresponding Definitive Merger Agreement was registered in the Public Register of Trade of the Province of Córdoba under the Contracts and Dissolves Protocol Registration N ° 007-A25 on September 24, 2014. The merger has tax and accounting effects beginning November 1, 2012. Currently Edasa is the Coca-Cola bottler in the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, part of the province of Buenos Aires and in almost all of Santa Fe, as well as in La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego, Antarctica and South Atlantic Islands.

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

Capital Expenditures

During 2014, we used external financing to refinance certain current financial liabilities, to cover temporary cash shortages and other corporate purposes.

The following table sets forth our capital expenditures by territory and line of business for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	MCh$	MCh$	MCh$
Chile	54,736	57,545	45,110
Brazil	36,109	56,720	30,280
Argentina	46,834	52,272	25,724
Paraguay	6,085	17,160	13.103
Total	143,764	183,697	114,217

During 2014, we made investments totaling Ch$8,826 million (unaudited figures) for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies. For further details please refer to Note 29| of our consolidated financial statements filed herewith.

Our total capital expenditures were Ch$143,764 million in 2012, Ch$183,697 million in 2013 and Ch$114,217 million in 2014.

We have budgeted approximately US$240-270 million for our capital expenditures in 2015. Our capital expenditures in 2015 are primarily intended for:

· investments in production capacity (primarily for a plant in Brazil among other investments);

· investments in real estate (primarily for land in Chile)

· market investments (primarily for the placement of coolers);

· returnable bottles and cases;

· invesments in vehicles (primarily in Brazil); and

· investments in information technology.

We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2015. Our capital expenditure plan for 2015 may change based on market and other conditions, our results and financial resources.

In 2014, capital expenditures were principally related to the following:

Argentina

·             Bottles (glass and PET) and bottle cases

·             Coolers and post mix equipment;

·             Logistic Technology Projects (“LGV”, automatic sorting and picking) (fine tuning);

·             New Box Line for packaging (Andina Empaques Plant-in process)

·             Process and storage adaptation at Raw Sugar Plant;

·             Expansion Effluent Plant (Córdoba Plant);

·             Adaptation Cold and Hot Fill Production Lines (all plants);

·             Adaptation Finished Product Deposit and yard (all Plants and Distribution Centers) and

·             Acquistion of auto-elevators for the Logistics and Industrial Areas (Trelew Plant)

Brazil

·             Development of the Duque de Caxias plant project and initiation of construction

·             Development of the new Caju Distribution Center project and initiation of construction;

·             REF PET and glass returnable bottles and bottle cases;

·             Coolers and post-mix equipment for the point of sale;

·             Machinery to increase efficiency and production capacity;

·             Acquisition of distribution trucks and motorcycles for the sales force.

Chile

·             Returnable bottles (glass and PET) and bottle cases;

·             Cold equipment, post-mix and other equipment for the point of sale

·             Refurbishing of the Carlos Valdovinos distribution center;

·             Aditional investments in the Renca plant and corporate offices

·             Cold equipment, post-mix and other equipment for the point of sale

·             Machinery to improve efficiency and production capacity;

·             Additives in batch solution system for juices formulation area (Vital Jugos)

·             Construction of storage warehouse for fruit pulps (Vital Jugos)

·             Expansion finished product warehouse, Drive-in system (Vital Jugos);

·             Installation of a 330 Kwh electric generator group (Vital Jugos);

·             Acquisition of driving parts for Line N°3 (SACMI) for new 1.5 liters and 2.0 liters OW Pet bottles (Vital Jugos)

·             Renew fork-lifts (Vital Jugos)

·             Installation of 2 burners at boiler room (Vital Jugos)

·             Acquisition of automatic bottle box-in system for Line N° 1 RGB glass (Vital Jugos)

·             Incorporation of new 330 Tetra Pak format for Powerade (Vital Jugos);

·             Air gateway construction and enabling for entry of personnel to the area of operations (Vital Jugos)

·             Replacement surveillance cameras system (Vital Aguas);

·             Increase service life Line N° 3 Pet OW caps machine (Vital Aguas)

·             Drains system construction of wastewater plant (Vital Aguas)

·             Power network installation from new thermal water well to accumulation tank (Vital Aguas)

·             Management integrated system SIG improvements (Vital Aguas)

·             Hazardous waste warehouse construction (Vital Aguas)

·             Increase service life of electric panels Filler N ° 3, N ° 4 and Carbo Cooler N ° 4 (Vital Aguas)

·             Caustic soda storage tank (Vital Aguas);

·             Construction and fitting of well N°3 - service water (Vital Aguas)

Paraguay

·             New Tetrapak production line for 1.0 and 1.5 liters;

·             Transformation of two production lines for short finish (100% of the Pet lines);

·             Miebach project, investment in selective shelves and racks, drive in, 3,855 positions;

·             Returnable bottles and plastic cases and

·             Cooling equipments.

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

In 2014, we recorded consolidated net sales of Ch$1,352,242 million and total sales volume of 671.6 million unit cases of Coca-Cola soft drinks.

In addition to our soft drinks business, which accounted for 75% of our consolidated net sales during 2014, we also: (i) produce and distribute fruit juices, other fruit-flavored beverages and mineral and purified water in Chile, Argentina and Paraguay under trademarks owned by The Coca-Cola Company; (ii) produce flavored waters and other carbonated beverages under trademarks owned by The Coca-Cola Company; (iii) manufacture polyethylene terephthalate (“PET”) bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina; (iv) in Brazil we produce Tea and Juices for Leão Alimentos e Industria Ltda., (v) distribute non carbonated beverages in Brazil such as te, fruit juices, energy drinks, sport drinks and waters, under trademarks owned by The Coca-Cola Company; (vi) distribute beer in Brazil under the brands Amstel, Bavaria, Birra Moretti, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Murphy’s, Sol and Xingú; (vii) distribute beer in the south of Argentina; and (viii) distribute spirits in the south of Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2014.

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

Our Product Overview

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories. The following table sets forth our brands as of December 31, 2014:

	Chile	Brazil	Argentina	Paraguay
Colas:
Coca-Cola	✓	✓	✓	✓
Coca-Cola Light	✓	☐	✓
Coca-Cola Zero	✓	✓	✓	✓

Coca-Cola Life	✓		✓

Flavored Soft Drinks:
Crush			✓	✓
Fanta	✓	✓	✓	✓
Fanta Zero	✓
Fanta Limón	✓
Inca Kola	✓
Inca Kola Zero	✓
Kuat		✓
Nordic Mist Ginger Ale	✓
Nordic Mist Zero	✓
Nordic Mist Agua Tónica	✓
Quatro			✓
Quatro Guarana	✓
Quatro Pomelo Light	✓
Quatro Frambuesa	✓
Quatro Papaya	✓
Quatro Piña	✓
Sprite	✓	✓	✓	✓
Sprite Zero	✓
Schweppes		✓	✓	✓
Cantarina	✓

Juice:
Cepita			✓
Del Valle	☐	✓
Frugos				✓
Sabores Caseros	☐			☐

Water:
Aquarius	☐	✓	✓	✓
Benedictino	✓
Bonaqua			✓
Crystal		✓
Dasani				✓
Glaceau	☐
Vital	☐

Other:
Black	✓
Burn	✓	✓		✓
Chá Leão		☐
Fuze	☐	☐	✓
Infusions		☐
I9		✓
Kapo	☐	✓
Kin (with and without gas)			✓
Leão Ice Tea		✓
Matte Leão		✓
Nutri Defensas				☐
Powerade	☐	✓	✓	✓

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

Chile

In Chile, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the metropolitan region of Santiago and the neighboring provinces of Cachapoal and San Antonio, as well as the regions of Antofagasta, Atacama, Coquimbo, Aisén and Magallanes.  Chile accounted for 27.9% and 27.4% of our volumes and consolidated net sales, respectively, during 2014.

Soft Drinks. Our Chilean soft drink operations accounted for net sales in 2014 of Ch$363,123 million. We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2012		2013		2014
	Ch$	UCs	Ch$	UCs	Ch$	UCs
	(in millions)
Colas	228,651	114.4	243,176	118.7	262,901	122.8
Flavored soft drinks	71,023	35.5	113,999	55.7	100,222	45.7
Total	299,673	149.9	357,175	174.4	363,123	168.5

As of December 31, 2014, we sold our products to approximately 62,576 customers in Chile. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2012	2013	2014
	(%)
Mom & Pops	51	58	53
Supermarkets	20	25	25
On Premise	13	10	15
Wholesale distributors	16	7	7
Total	100	100	100

(1) Mom & Pops: are all the neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, the provide informal credit and products are available in smaller formats.

Other Beverages.  In addition to Coca-Cola soft drinks, through Vital Jugos S.A., we produce and sell juices, other fruit flavored beverages, ready-to-drink tea and sports drinks, and through Vital Aguas S.A. we produce and sell mineral water and purified water. Juices are produced and sold under the brands Andina del Valle (juices and fruit nectars), Kapo (juice drink), Fuze Tea (ready-to-drink tea), Glaceau Vitamin Water (water with added vitamins and minerals) and Powerade (isotonic).

Waters are produced and sold under the brands Vital (mineral water) as sparkling, still and lightly carbonate; and Benedictino (purified water) as sparkling and still.

In 2014, net sales of waters and juices in Chile represented 7.2% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$128,948 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and as of October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the consummation of the Ipiranga acquisition on October 1, 2013.  Brazil accounted for 37.9% and 27.3% of our volumes and consolidated net sales, respectively, during 2014.

Soft Drinks. The Brazilian soft drink operations accounted for net sales of Ch$490,931 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2012		2013		2014
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	280,829	154.7	271,159	154.8	365,744	186.6
Flavored soft drinks	78,287	43.1	88,342	50.4	125,188	63.6
Total	359,116	197.8	359,501	205.2	490,931	250.2

As of December 31, 2013, we sold our products to approximately 88,300 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2012	2013	2014
	(%)
Mom & Pops	24	25	26
Supermarkets	30	32	31
On Premise	22	22	21
Wholesale distributors	24	21	22
Total	100	100	100

Other Beverages. We distribute beer under the Amstel, Bavaria, Birra Moretti, Desesperados, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Murphys, Sagres, Sol and Xingu labels. We also distribute water under the labels Crystal and Aquarius Fresh and sell and distribute ready-to-drink juices under the labels Del Valle Frut, Del Valle Mais, and Kapo; milk and cocoa-based beverages under the Kapo Chocolate brand, energy drinks under the brand names Burn and Gladiator, isotonics under i9 and Powerade brand names and Chá Leão, Leão Ice Tea, Matte Leão, and Guaraná Leão ready-to-drink teas.

In 2014, net sales of beer, juices, waters, tea based beverages, isotonics and energy drinks in Brazil were Ch$224,797 million, representing 12.5% of our consolidated net sales.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, part of the Province of Buenos Aires and most of Santa Fé, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego,

Antarctica and South Atlantic Islands. .  Argentina accounted for 28.3% and 25.7% of our volumes and consolidated net sales, respectively, during 2014.

Soft Drinks. The Argentine soft drink operations accounted for net sales of Ch$391,799 million in 2014. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2012		2013		2014
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	218,878	119.2	291,231	149.8	294,241	149.5
Flavored soft drinks	62,818	34.2	98,537	50.6	97,558	49.6
Total	281,696	153.4	389,768	200.4	391,799	199.1

As of December 31, 2014, we sold our products to approximately 68,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2012	2013	2014
	(%)
Mom & Pops	47	45	44
Supermarkets	20	22	22
On Premise	3	3	3
Wholesale distributors	30	30	31
Total	100	100	100

Other Beverages. In Argentina, we produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Kin, Bonaqua (sparkling and still mineral water), Aquarius and Quatro Liviana (flavored waters), as well as Powerade in the isotonic segment. With the incorporation of Coca-Cola Polar Argentina S.A., starting 2012, we distribute energy drinks under the trademark Black Fire and beers including Palermo, Schneider, Heineken, and Budweiser.

In 2014, net sales of juices, waters, tea based beverages, isotonics and energy drinks in Argentina were Ch$69,204 million, representing 3.9% of our consolidated net sales.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country. Paraguay accounted for 8.0% and 7.9% of our volumes and consolidated net sales, respectively, during 2014.

Soft Drinks. The Paraguayan soft drinks operations accounted for net sales of Ch$106,579 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,,
	2012*		2013		2014
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	16,373	10.1	60,230	34.2	65,866	33.2
Flavored soft drinks	10,512	6.4	34,084	19.3	40,713	20.6
Total	26,885	16.5	94,314	53.5	106,579	53.8

*2012 figures only for the 4Q12

As of December 31, 2014, we sold our products to approximately 52,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2012	2013	2014
	(%)
Mom & Pops	40	45	44
Supermarkets	9	11	11
On Premise	22	22	22
Wholesale distributors	28	22	23
Total	100	100	100

Other Beverages. In Paraguay, we produce and distribute juices ready to be consumed under the trademark Frugos. We also manufacture and sell water under the trademarks Dasani (purified water) and Aquarius (flavored water), isotonic drinks like Powerade and energy drinks in disposable glass bottles and cans under the trademark Burn.

In 2014, net sales of juices, waters, isotonics and energy drinks in Paraguay were Ch$22,916 million, representing 1.3% of our consolidated net sales.

Distribution

Chile

Soft Drinks. In Chile, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us (515 trucks) and (ii) our own trucks (79 trucks).  In 2014, 85% was distributed by exclusive distributors and 15% by our own trucks. Distribution of all of Andina Chile’s beverages takes place from distribution centers and production facilities. The 77 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 53.1% of total soft drinks volume in 2014. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 49 days after invoices are issued. On average, accounts receivable from all credit sales clients are liquidated on a 35 day term.

Other Beverages. Juices and waters throughout Chile are distributed by means of distribution agreements between The Coca-Cola Company and the Coca-Cola bottlers in Chile. In 2014, Andina distributed approximately 71% of the products of Vital Jugos and Vital Aguas. Under Vital Jugos’ and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory.

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

(ii) trucks operated by independent transport companies on a non-exclusive basis and (iii) own trucks. In 2014, 7% was distributed by exclusive distributors, 36% by independent transport companies and 57% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities. In 2014, approximately 8% of Andina Brazil’ soft drink sales were paid for in cash at the time of delivery, 0.1% were paid by check and 92% were paid were paid with other bank securities with an average payment term of 17 days.

Other Beverages. Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Kaiser by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Cervejarias Kaiser S.A. (“Kaiser”). In 2006, Femsa acquired from Molson the controlling ownership interest over Kaiser and, in 2010, Heineken acquired the controlling interest of Femsa’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2014, Andina Brazil’s net sales of beer were Ch$89,201 million, of which Bavaria brand beer accounted for 37.4%, Heineken for 17.6%, Kaiser for 42.8%, Sol for 1.0%, and all the other brands accounted for 1.2% of net sales.

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

Argentina

Soft Drinks. In 2014, 76% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution (trucking) and 24% by wholesale distribution. All of the direct distribution is done by a group of independent transport companies (each with three or more trucks). In 2014, approximately 67% of EDASA’s soft drink sales were paid for in cash and 33% were credit sales.

Paraguay

Soft Drinks. PARESA distributed 75% Coca-Cola soft drinks through direct distribution, and 25% through wholesalers distributors. All direct distribution is done by a group of small truck businessmen. In 2014 approximately 61.5% of sales of Paresa soft drinks were paid in cash and 38.5% were credit sales.

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

Market Share

	2012				2013				2014
	Chile	Brazil	Argentina	Paraguay*	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay
	(%)
Coca-Cola soft drinks	69	59	59	60	67	61	60	61	69	61	61	62
ECUSA soft drinks	21	—	—	—	21	—	—	—	21	—	—	—
Pepsi-Cola and 7 Up products	4	5	20	9	5	5	20	11	5	5	20	12
Pritty products	—	—	7	—	—	—	6	—	—	—	6	—
Antarctica products	—	12	—	—	—	13	—	—	—	13	—	—
Brahma products	—	1	—	—	—	1	—	—	—	1	—	—
Other	6	23	14	31	7	20	14	28	5	20	13	26
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen, with the exception of Paraguay, where the data is collected by IPSOS.

(*)             In the case of Paraguay, the average market share for October, November and December 2012 published by IPSOS

Chile

Soft Drinks. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the amount of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the major brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and bottled water). Based on reports by A.C. Nielsen, we estimate that in 2014, our average soft drink market share within our franchise territories reached 68.5%.

Other Beverages. Vital Aguas’ principal competitor in the water segment is CCU, but there is also competition from low priced brands (“B-brands”) in the water segment in Chile.  Vital Jugos S.A.’s principal competitors in the juice segment are, Watt’s-CCU, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche S.A.. During 2006, the largest Chilean brewery CCU acquired a 50% ownership interest of the juice brands in Chile, creating a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products competition for our waters and juices business because we believe that these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2014, our market share within our Chilean franchise territories was approximately 33.5% for the juice segment and approximately 45.7% for waters.

Brazil

Soft Drinks. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or Ambev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2014, our average soft drink market share within our Brazilian franchise territories was approximately 61.4%.

Other Beverages. In the beer sector, Andina Brazil’s main competitor is Ambev that during 2014 had a very dominant position in the Brazilian market. In our Rio de Janeiro and Espiritu Santo franchise our market share for waters was 5.8%, where we distribute under the Crystal brand mineral water. In the segment of juices and others our market share reached 40.8%.

Argentina

Soft Drinks. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is Inbev. The most significant B-brand competitors are: Talca, Pritty and Interlagos. Based on reports by A.C. Nielsen, we estimate that in 2014, our average soft drink market share within our Argentine franchise territories was approximately 61.4%.

Other Beverages.  We service the water market through the Bonaqua brand, with which we have 8% of the market. In addition the market of juices and others is serviced through the Cepita juice brand, Aquarius in flavored water and Powerade in Isotonicos, where we have a market share of 26.4%.

Paraguay

Soft Drinks. The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular and the amount of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which has a 16.8% market share. B-brands in Paraguay represents 20.3% of the soft drink industry. Pepsi, which resumed its operations in Paraguay in November 2011, reached a market share of 11.8% in December 2014, and is produced and marketed by Group Vierci, a local franchisee. Based on reports by IPSOS, we estimate that in 2014, our average soft drinks market share within our Paraguayan franchise territories was approximately 62.1%.

Other Beverages. We are leaders in all non-carbonated categories. In waters, we achieved a market share of 63.4% with the Aquarius and Dasani brands. In juices and others we are market leaders with Frugos, Powerade and Burn brands, among others and reached a market share of 38.3%.

Seasonality

Each of our lines of business is seasonal. Most of our beverage products have their highest sales volumes during the South American summer (October through March), with the exception of nectar products, which have a slightly higher sales volume during the South American winter (April through September).

Packaging

Overview and Background

We produce PET bottles in both returnable and non-returnable formats and plastic caps. As a returnable packaging material, PET has advantages compared to glass because it is lightweight, difficult to break, transparent and easily recyclable. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products, wine and personal hygiene products.

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

Sales

In 2014, AEASA had net sales of Ch$16,640 million with sales to EDASA and other related companies amounting to Ch$8,970 million. AEASA also sold PET bottles to third parties accounting for approximately Ch$7,671 million.

Competition

We are suppliers of returnable and non-returnable PET bottles and plastic caps for Coca-Cola bottlers in Argentina and Chile. According to the pre-existing agreements between The Coca-Cola Company and the other Coca-Cola bottlers within South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles to said bottlers.

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

Chile

Soft Drinks. We purchase concentrate at prices established by The Coca-Cola Company. We mainly purchase sugar from Industria Azucarera Nacional S.A., IANSA, Sucden Américas and to Sucden Chile S.A., although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis. We obtain carbon dioxide gas from Linde Gas Chile S.A. and Praxair. Andina’s affiliate Envases CMF, produces returnable PET bottles and non-returnable PET pre-forms which are blown at our Renca plant. We purchase glass bottles principally from Cristalerías de Chile S.A. and Cristalerías Toro S.A.I.C.  Bottle caps are purchased from Envases CMF S.A., Alucaps Mexicana S.A. de C.V., Sinea S.A.y Sanchez e Hijos Limitada and other suppliers.

During 2014, 83% of the variable cost of sales for soft drinks produced by Andina Chile corresponded to main raw materials.  The cost of each raw material within the total of main raw materials is the following: concentrate represents 66%; sugar and artificial sweeteners 21%; non-returnable bottles 9%; bottle caps 3%, carbon dioxide 1% and other raw material 2%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties (“ECSA”) is included within the cost of sales of soft drinks. These costs represent 15% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Other Beverages. The principal raw materials used by Vital Jugos S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 12%, fruit pulp and juices 14%, concentrate 23%, containers 23% and wrapping material 4%, caps 3% and other raw material 3% all of which during 2014 accounted for 82% of total costs for sales of juice, including packaging.

The principal raw materials used by Vital Aguas S.A. in the production of mineral water and purified unflavored and purified flavored water and as a percentage of total raw material costs are: packaging 42%, concentrate 22%, caps 7%, wrapping material 5%, and carbonation 1%, all of which during 2014 accounted for 80% of total costs for sales of water, including packaging.

Brazil

Soft Drinks. Andina Brazil purchases concentrate in the city of Manaus at prices established by The Coca-Cola Company. Manaus has been designated as a duty-free development zone by the Brazilian government. Andina Brazil purchases sugar from Brazilian suppliers, in particular from Copersucar Ltda., Alta Mogiana and Usina Moreno. It purchases carbon dioxide gas mainly from Companhia White Martins Gases S.A and Light Esco Ltda., PET pre-forms from Braspla Ltda., and Amcor Ltda., CPR Indústria e Comércio de Plásticos and Engepack Embalagens São Paulo S.A. Glass bottles are purchased from Owens-Illinois; cans are purchased from Rexam and Latapack Ball;  metal bottle caps from Aro S.A. and Plastic bottle caps are purchased from Closure Systems International and Rexam.  Andina Brazil purchases water from the municipality of Rio de Janeiro and to Companhia Espírito Santense de Sanenamento.

During 2013, 77% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 41%; sugar and artificial sweeteners 20%; non-returnable bottles 17%; cans 13%; bottle caps 4%; carbon dioxide 1% and other raw material 4%. Additionally, the cost of soft drinks finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 0.4% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non-returnable glass bottles.

Argentina

Soft Drinks. EDASA purchases concentrate at prices established by The Coca-Cola Company. EDASA purchases sugar mainly from Atanor S.C.A., Ingenio y Refinería San Martín de Tabacal S.R.L. and Cía. Inversora Industrial S.A.;  fructose from Ingredion Argentina S.A. and Glucovil S.A. and carbon dioxide gas from Praxair S.A. and Air Liquide S.A. EDASA buys non-returnable and returnable PET bottles from AEASA and glass bottles from Cattorini Hermanos S.A. The plastic caps are purchased from Alusud S.A., AEASA, Sinea Plásticos S.A. and Bericap S.A. and the metal caps are purchased from Metalgráfica Cearense S.A. and Aro S.A. in Brazil. Regarding water supply for the production of soft drinks, EDASA owns water wells and pays a fee to the Dirección Provincial de Aguas Sanitarias. EDASA also buys plastic labels from Luis and Miguel Zanniello S.A., Envases John S.A and Cañuelas Pack S.A; and plastic packaging from Manuli Packaging Argentina S.A., Plastiandino S.A., Sanlufilm S.A., Atiles S.A., IPESA Industrias Plásticas S.A. and Rio Chico S.A. Finally cardboard boxes and tabs are purchased from Cartocor S.A., Smurfit Kappa de Argentina S.A., Zucamor S.A. and Papeltectica S.A.

During 2014, 73% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is the following: concentrate 57%; sugar and artificial sweeteners 20%; non-returnable bottles 15%; bottle caps 3%, carbon dioxide 1% and other raw materials 4%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 4% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina.

PET Packaging. The principal raw material required for production of PET bottles is PET resin. During 2014, this raw material was mainly purchased from DAK Américas de Argentina S.A. and Cabelma S.A. In the case of plastic caps, the main raw material required for their production is PEAD resin, which during the year 2014 was bought mainly from PBBPolisur S.A.

In 2014, AEASA’s costs for PET resin accounted for 43% of the total variable cost of its sales of PET bottles and preforms.

Paraguay

Soft Drinks. PARESA acquires concentrates at prices established by The Coca-Cola Company. PARESA acquires sugar from Industria Paraguaya de Alcoholes S.A. and Azucarera Paraguaya S.A. carbon dioxide gas is obtained from provider Liquid Carbonic (Praxair). Non-returnable pre-forms are mainly supplied by local provider Inpet, Cristalpet, and from the associate company Andina Empaques de Argentina. The pre-forms are blown in our plant located in San Lorenzo. Glass bottles are bought from Cattorini Hermanos S.A. and Vidriolux. RefPet bottles are purchased from Cristalpet and Andina Empaques de Argentina. Plastic caps for non-returnable bottles are bought from Andina Empaques in Argentina and plastic caps for returnable glass bottles and RefPet are are bought from Sinea, and metal caps from Aro S.A. de Brazil. Plastic wrappers are purchased from suppliers Manuli, IPESA, Petropack, Bolsiplast and Anchor Packaging.

During 2014, 78% of the variable cost of sales for soft drinks produced by Paresa corresponded to main raw materials.  The cost of each raw material within the total of main raw materials is the following: concentrate represents 48%; sugar and artificial sweeteners 23%; non-returnable bottles 12%; bottle caps 4%, carbon dioxide 1% and other raw material 12%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

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

During 2014, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

Under the terms of our agreement with Heineken, Heineken undertakes all responsibility for planning and managing advertising, marketing and promotional activities related to beer.  Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken´s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro and Espirito Santo region. Andina Brazil has agreed to devote at least 1.0% of its sales net of taxes of Heineken products to such promotional activities or events.

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

Our consolidated total advertising expenditures were Ch$38,667 million, Ch$45,729 million and Ch$48,110 million in 2012, 2013 and 2014 respectively.

Bottler Agreements

The Company has entered into Bottler Agreements with The Coca-Cola Company by which it has the license to produce and distribute Coca-Cola brand products within its operating franchise territories in Chile, Brazil, Argentina and Paraguay. The Company’s operations are highly dependent on maintaining and renewing the Bottler Agreements which provide for the production and distribution of Coca-Cola brand products.

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

Chile

Our licenses for the territories in Chile expire in 2018 and 2019. On December 22, 2005, Vital S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized Vital S.A. to produce, prepare and bottle in packaging previously approved by The Coca-Cola Company the following brands: Andina Frut Andina Nectar, Kapo, Nestea, Fruitopia and Powerade.  The Agreement will expire on December 31, 2015, and sets forth that Andina, and the other Chilean Coca-Cola bottler, Embonor, have the right to purchase products from Vital S.A. as well as produce, package, and sell these products at their respective production facilities. On December 22, 2005, Vital Aguas S.A. and The Coca-Cola Company entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages that will be in effect until December 31, 2015, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue, Benedictino, Dasani and Aquarius.

Brazil

Our licenses for the territories in Brazil will expire in 2017.

Argentina

Our licenses for the territories in Argentina expire in 2017.

Paraguay

Our licenses for the territories in Paraguay expire in August 2015.

Regulation

General

We are subject to the full range of government regulations generally applicable to companies engaged in business in our franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities and anti-trust laws. Currently, no material legal or administrative proceedings are pending against us with respect to any regulatory matter in any of our franchise territories except those listed as such in “Item 3. Key Information—Risk Factors” and “Item 8. Financial Information—Contingencies.”

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

Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente or FEEMA, the principal environmental authority in Rio de Janeiro, the Instituto Estadual de Medio Ambiente e Recursos Hídricos or IEMA, the principal environmental authority in Espírito Santo and the principal environmental authority in São Paulo is CETESB - Companhia de Tecnologia de Saneamento Ambiental. FEEMA, IEMA and CETESB periodically inspect industrial sites and test liquid waste for contamination. We believe to the best of our knowledge that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material adverse effect on our results or operations. The operation in Brazil as that of Chile counts with all certifications mentioned in terms of Quality, Environment and Occupational Health and Safety and those associated with Food Safety and Best Practices in Food Processing.

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

Provincial governments within the Argentine territory have enacted laws establishing a framework for the preservation of the environment.  Provincial laws that are applicable to industrial facilities at EDASA, among others are Law No. 7,343 of the Province of Córdoba and its supplemental N°. 10208 since 2014, Law No. 11,459 of the Province of Buenos Aires and Environmental Code N° 5439 of the Chubut provinceThese laws contain principles on environmental policy and management, as well as rules on environmental impact assessment. They also give certain agencies competence in environmental issues.

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

C.                                ORGANIZATIONAL STRUCTURE

The following chart presents in summary form our direct and indirect ownership participations in subsidiaries and affiliates:

The following tables presents information relating to the main activity of our subsidiaries and associates and our direct and indirect ownership interest in them as of the date of preparation of this document:

Subsidiary	Activity	Country of Incorporation	Percentage Ownership
Embotelladora Andina Chile S.A.(1)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
Vital Jugos S.A.(4 and 5)	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A.(4 and 5)	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A.(6)	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99
Envases Central S.A.(4)	Manufacture and packaging of all kinds of beverages, and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carryout exclusively foreign permanent investments or lease all kinds of real estate.	Chile	99.99
Inversiones Los Andes Ltda.(6)	Invest in all types of real property and chattels	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Rio de Janeiro Refrescos Ltda.(9)	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A.(2)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Andina Empaques S.A.(2)	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Paraguay Refrescos S.A. (6)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Paraguay	97.83
Abisa Corp.	Invest in financial instruments.	British Virgin Islands	99.99
Aconcagua Investing Ltda. (6)	Invest in financial instruments.	British Virgin Islands	99.99
Red de Transportes Comerciales Ltda. (8)	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99
Sociedad de Transportes Trans-Heca Limitada(8)	Provide administration services and management of domestic and foreign ground transportation.	Chile	99.99

Associates	Activity	Country of Incorporation	Percentage Ownership
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Leao Alimentos e Bebidas Ltda. (7)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	8.82
Sorocaba Refrescos S.A.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participacoes Ltda.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32

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

(6)         Companies incorporated during 2012, due to the merger with Embotelladoras Coca Cola Polar S.A

(7)         During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda. and Sistema de Alimentos de Bebidas Do Brasil Ltda. into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda. According to the current business scheme in Brazil for this company, during 2014 a 2.05% ownership interest held by Rio de Janeiro Refrescos Ltda. in Leao Alimentos e Bebidas Ltda. was sold to the rest of the bottlers’ system in Brazil.

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

D.            PROPERTY, PLANTS AND EQUIPMENT

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties, and facilities in each of the franchise territories:

	Main Use	(Square Meters)	Property
Embotelladora del Atlántico S.A.
Bahía Blanca *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Comercial Offices	576	Leased
Bariloche	Offices / Distribution Centers / Warehouses	1,870	Leased
Bragado	Comercial Offices	25	Leased
Carlos Paz	Comercial Offices	30	Leased
Carmen de Patagones	Comercial Offices / Warehouses	1,600	Leased
Chacabuco *	Offices / Distribution Centers / Warehouses	25,798	Own

Comodoro Rivadavia	Offices / Distribution Centers / Warehouses	7,500	Leased
Concepcion del Uruguay	Comercial Offices	118	Leased
Concordia	Offices / Distribution Centers / Warehouses	1,289	Leased
Córdoba *	Offices / Production of Soft Drinks and stills / Distribution Center / Warehouses / Land	1,008,390	Own
Córdoba	Comercial Offices	1,173	Leased
Coronel Suarez	Offices / Distribution Centers / Warehouses	1,000	Leased
General Pico *	Offices / Distribution Centers / Warehouses	15,525	Own
Gualeguaychu	Offices / Distribution Centers / Warehouses	1,471	Leased
Junin	Comercial Offices	100	Leased
Mendoza *	Offices / Distribution Centers / Warehouses	36,452	Own
Monte Hermoso *	Land	300	Own
Neuquén *	Offices / Distribution Centers / Warehouses	10,157	Own
Olavarria	Offices / Distribution Centers / Warehouses	1,974	Leased
Paraná	Comercial Offices	172	Leased
Pehuajo	Offices / Distribution Centers / Warehouses	1,060	Leased
Pergamino *	Offices / Cross Docking	15,700	Own
Puerto Madryn	Offices	115	Leased
Rio Gallegos	Distribution Centers / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Centers / Warehouses	4,518	Leased
Río IV *	Cross Docking	7,482	Own
Río IV	Comercial Offices	93	Leased
Rosario	Offices / Distribution Center / Warehouses / Land	27,814	Own
San Francisco	Comercial Offices	63	Leased
San Juan *	Offices / Distribution Centers / Warehouses	48,036	Own
San Luis *	Offices / Distribution Centers / Warehouses	5,205	Own
San Martin de los Andes	Offices / Distribution Centers / Warehouses	70	Leased
San Nicolas	Comercial Offices	30	Leased
San Rafael	Comercial Offices	57	Leased
Santa Fe	Comercial Offices	238	Leased
Santo Tomé *	Offices / Distribution Centers / Warehouses	88,309	Own
Trelew *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	51,000	Own
Tres Arroyos	Comercial Offices / Cross Docking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Centers / Warehouses	1,360	Leased
Ushuaia	Comercial Offices	94	Leased
Venado Tuerto	Offices / Distribution Centers / Warehouses	2,449	Leased
Villa Maria	Comercial Offices	98	Leased
Villa Mercedes	Comercial Offices	70	Leased
Andina Empaques Argentina S.A.
Buenos Aires *	Production of PET bottles and preforms	27,043	Own

BRASIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias *	Land to build a Plant	2,243,953	Own
Nova Iguaçu *	Distribution Centers / Warehouses	82,618	Own
Bangu *	Distribution Centers	44,389	Own
Campos *	Distribution Centers	42,370	Own
Itambi	Distribution Centers	149,000	Leased
Cabo Frio *	Distribution Centers - Desactivated	1,985	Own
Sao Pedro da Aldeia *	Distribution Centers	10,139	Own
Itaperuna	Cross Docking	2,500	Leased
Caju 1 *	Distribution Centers	4,866	Own
Caju 2 *	Distribution Centers	8,058	Own
Vitória (Cariacica) *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	93,320	Own
Cachoeiro do Itapemirim	Cross Docking	8,000	Leased

Linhares	Cross Docking	1,500	Leased
Serra	Distribution Centers	28,000	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto	Real Estate	279,557	Own
Franca	Distribution Centers	32,500	Own
Mococa	Distribution Centers	40,056	Leased
Araraquara	Distribution Centers	12,698	Leased
Castelo Branco	Distribution Centers	11,110	Leased
Sao Joao da Boa Vista, Araraquara e Sao Paulo	Real Estate	32,506	Own

CHILE

Embotelladora Andina S.A.
Renca *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	267,095	Own
Carlos Valovinos *	Distribution Centers / Warehouses	101,902	Own
Puente Alto *	Distribution Centers / Warehouses	68,682	Own
Maipu *	Distribution Centers / Warehouses	45,833	Own
Rancagua *	Distribution Centers / Warehouses	25,920	Own
San Antonio *	Distribution Centers / Warehouses	19,809	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Calama *	Distribution Centers / Warehouses	10,700	Own
Taltal *	Distribution Centers / Warehouses	975	Own
Tocopilla *	Distribution Centers / Warehouses	562	Own
Coquimbo *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	31,383	Own
Copiapo *	Distribution Centers / Warehouses	26,800	Own
Ovalle *	Distribution Centers / Warehouses	6,223	Own
Vallenar *	Distribution Centers / Warehouses	5,000	Own
Illapel	Distribution Centers / Warehouses	s/d	Leased
Pta. Arenas *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique *	Distribution Centers / Warehouses	5,093	Own
Puerto Natales	Distribution Centers / Warehouses	850	Leased
Vital Jugos S.A.
Región Metropolitana *	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo *	Offices / Production of Waters	12,375	Own
Envases Central S.A.
Región Metropolitana *	Offices / Production of Soft Drinks	50,100	Own

PARAGUAY

Paraguay Refrescos S.A.
San Lorenzo *	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo *	Offices / Warehouses	32,911	Own
Encarnación *	Offices / Warehouses	12,744	Own
Ciudad del Este *	Offices / Warehouses	14,620	Own

* Encumbrance free properties

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2013			2014
	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Chile.	327	51	65	320	52	68
Brazil	420	78	85	405	72	74
Argentina	327	63	73	341	60	72
Paraguay	80	83	85	80	82	86
Other beverages (millions of UCs)
Chile	59	65	83	62	61	83
Brazil	17	78	97	16	81	86
Argentina	52	33	42	52	31	49
Paraguay	23	70	85	23	75	88
PET packaging (millions of bottles)	74	69	100	67	56	100
Preformas (millones de preformas)	824	92	100	988	88	100
Plastic caps (millions of caps)	—	—	—	511	85	100

(1) Total installed annual production capacity assumes production of the mix of products and containers produced in 2014.

In 2014, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity; we also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations.  At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2014, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 1,299 million unit cases. Our primary facilities include:

·                          through Coca-Cola Andina, in the Chilean territory, four soft drink production facilities with ten production lines in Renca, four production lines in Antofagasta,  three production lines in Coquimbo and two production lines in Punta Arenas with total installed annual capacity of 320 million unit cases (24.6% of our total installed annual capacity);

·                          through Vital Jugos in the Chilean territory, one fruit juice production facility, with fifteen  production lines, with total installed annual capacity of 41 million unit cases (3.2% of our total installed annual capacity);

·                          through Vital Aguas in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 21 million unit cases (1.6% of our total installed annual capacity);

·              through Rio de Janeiro Refrescos in the Brazilian territory, three soft drink production facilities with 20 production lines with total installed annual capacity of 405 million unit cases (31.2% of our total installed annual capacity); and five production lines for juices and tea which satisfy the franchise’s needs and re-sales to other Bottlers in Brazil, with total installed annual capacity of 16 million unit cases (1.2% of our total installed annual capacity);

·                      through Embotelladora del Atlántico in the Argentine territory, three soft drink production facilities with seventeen production lines with a total installed annual capacity of 341 million unit cases

(26.3% of our total installed annual capacity); and two facility for the production of juices with five production lines that covers the needs of our franchise with a total installed annual capacity of 16,4 million unit cases (1.3% of our total installed annual capacity), and one production line for waters and sensitive products with a total installed annual capacity of 35.3 million unit cases (2.7% of our total installed annual capacity);

·                      through Andina Empaques Argentina S.A. in the Argentine territory one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, three bottle blowers and 1 injector for plastic caps, with a total installed annual capacity of 1,566 million units considering PET bottles, preforms and plastic caps.

·                      through Paresa in the Paraguayan territory, one production facility located in San Lorenzo, with eight production lines with a total installed annual capacity of 80 million unit cases (6.2% of our total installed annual capacity); and three tetra pack lines with a total installed annual capacity of 30 million unit cases (1.8% of our total installed annual capacity).

ITEM 4A.             UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            OPERATING RESULTS

Results of Operations

Set forth below is a discussion and analysis of our results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013 and 2012.  On October 11, 2013, Andina Brazil consummated its acquisition of Ipiranga and we began consolidating the results of the operations of Ipiranga into our consolidated financial statements as of October 1, 2013. Additionally, on October 1, 2012, the merger with Polar was finalized and we began consolidating the results of the operations of Polar into our consolidated financial statements as of the same date. As a result, our consolidated results of operations for the year ended December 31, 2014 are not fully comparable to our consolidated results of operations for December 31, 2013 and 2012.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil, Argentina and Paraguay.  Our consolidated financial results for the year ended December 31, 2014 include the results of Polar and its subsidiaries located in Chile, Argentina, Paraguay and include the results of Ipiranga. Our consolidated financial results for the year ended December 31, 2013 include the results of Polar and its subsidiaries located in Chile, Argentina and Paraguay.  Our consolidated financial results for the year ended December 31, 2013 also include the results of Ipiranga (only the fourth quarter).  Our consolidated financial statements reflect the results of the subsidiaries outside of Chile, translated into Chilean pesos (our functional and reporting currency) and are presented in accordance with IFRS.  IFRS requires assets and liabilities to be translated from the functional currency of each entity to the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be translated at the average monthly exchange rate for the month in which income or expense is recognized.

Summary of Results of Operations for the Year ended December 31, 2013 and the Year ended December 31, 2014

The following tables set forth our sales volume, net sales and gross profit for the year ended December 31, 2012, compared to the year ended December 31, 2013 and December 31, 2014:

	Year ended December 31,
	2012	2013	2014
	(millions of unit cases(1))
Sales volume:
Chile	185.4	234.7	231.8
Soft drinks	149.9	174.4	168.5
Mineral water 10	16.8	30.0	32.8
Juices	18.6	30.3	30.3
Beer	—	0.1	0.1
Brazil	225.0	242.6	306.9
Soft drinks	197.8	205.2	250.2
Mineral water	5.8	6.2	5.4
Juices	16.2	22.9	34.1
Beer	5.2	8.4	17.2
Argentina	167.0	224.4	229.4
Soft drinks	153.4	200.4	199.1
Mineral water	9.8	18.0	21.7
Juices	3.8	6.0	8.5
Paraguay	18.8	61.2	62.5
Soft drinks	16.5	53.5	53.8
Mineral water	1.5	4.4	5.5
Juices	0.8	3.4	3.3

(1)         Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters

	Year ended December 31,
	2012		2013		2014
	Ch$ millions	% of Total	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	374,873	32.0	477,918	31.4	492,072	27.4
Brazil	451,597	38.5	491,861	32.3	715,728	39.8
Argentina	315,336	26.9	441,229	29.0	461,003	25.7
Paraguay	32,028	2.7	112,254	7.4	129,496	7.2
Inter-country eliminations(1)	(1,541)	(0.1)	(1,581)	(0.1)	(1,099)	(0.1)
Total net sales	1,172,293	100.0%	1,521,681	100.0%	1,797,200	100.0%

(1)         Eliminations represent intercompany sales.

The following table sets forth our results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2014.

	Year ended December 31,
	2013		2014		2014
	Ch$ millions	% of net sales	Ch$ millions	% of net sales	US$ Millions(1)	% of net sales
Net sales	1,521,681	100.0	1.797.200	100.0	3,151	100.0
Cost of sales	(914,818)	(60.1)	(1.081.243)	(60.2)	(1,896)	(60.2)
Gross profit	606,864	39.9	715.957	39.8	1,255	39.8
Distribution, administrative and sales expenses	(435,579)	(28.6)	(529.184)	(29.4)	(928)	(29.4)
Other (expense) income, net(2)	(58,051)	(3.8)	(89.385)	(5.0)	(157)	(5.0)
Income taxes	(22,966)	(1.5)	(45.354)	(2.5)	(79)	(2.5)
Net income	90,267	5.9	52.034	2.9	91	2.9

(1)         Translation of U.S. dollar amounts, solely for the convenience of the reader.

(2)         Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total
	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014
M Ch$
Net sales	477,918	492,072	491,861	715,728	441,229	461,003	112,254	129,496	-1,581	-1,099	1,521,681	1,797,200
Cost of sales	-283,988	-296,894	-308,359	-440,655	-250,551	-265,288	-73,500	-79,505	1,581	1,099	-914,818	-1,081,243
Gross profit	193,930	195,178	183,502	275,073	190,678	195,715	38,753	49,990			606,864	715,956
Distribution, administrative and selling expenses	-127,311	-138,718	-124,383	-190,272	-155,211	-165,267	-23,700	-23,700			-430,605	-524,089
Corporate expenses											-4,975	-5,095

Overview

The Ipiranga acquisition was consummated on October 11, 2013 and their results are included in our consolidated results as of October 1, 2013. For this analysis we define “Organically” as without taking into account the M&A activity associated with the Ipiranga acquisition.

Net Sales

Our sales volume reached 830.6 million unit cases during the year ended December 31, 2014, an 8.9% increase compared to 763.0 million unit cases during in 2013.  Volumes for soft drinks increased 6.0%, and volumes for juices, beer and waters increased 21.8%, 104.3% and 11.9%, respectively, in each case during the year ended December 31, 2014, compared to the corresponding period in 2013.  Organically, our sales volume increased 0.7%, which was comprised of a 0.7% decrease in soft drinks volume, and increases in waters, juices and beer volumes of 10.5%, 6.4% and 4.0% respectively. The Ipiranga acquisition contributed 25.7 million unit cases in 2013 and 87.9 million unit cases in 2014.

Our net sales were Ch$1,797,200 million during the year ended December 31, 2014, a Ch$275,519 million, or 18.1% increase compared to Ch$1,521,681 million during the corresponding period in 2013.  Organically, our net sales increased 8.8%, principally as a result of (i) increased volumes, mainly soft drinks in Argentina and waters in Chile and Argentina and (ii) increased prices in Brazil and Argentina, and partially offset by (i) a decrease in soft drink volumes in Chile and Brazil and (ii) currency translations into Chilean pesos, resulting from an appreciation of the Chilean peso against the Argentine peso.

Soft drinks represented 75% of net sales during the year ended December 31, 2014, compared to 79% during the corresponding period in 2013.

Chile

Our sales volumes in Chile reached 231.8 million unit cases during the year ended December 31, 2014, a 1.3% decrease compared to 234.7 million unit cases during the corresponding period in 2013.  Volumes for soft drinks in Chile decreased 3.3%, and volumes for juices and waters in Chile increased by 0.2% and 11.9%, respectively, in each case during the year ended December 31, 2014, compared to the corresponding period during 2013.

Our market share for soft drinks in Chile during the year ended December 31, 20134, according to A.C. Nielsen Company, was 68.5% (in terms of volumes), compared to 67.6% for the corresponding period in 2013, and 70.9% (in terms of average sales), compared to 70.0% for the corresponding period in 2013.

Our net sales in Chile were Ch$492,072 million during the year ended December 31, 2014, a Ch$14,154 million, or 3.0% increase compared to Ch$477,918 million during the corresponding period in 2013, mainly resulting from higher revenues per unit case and partially offset by the aforementioned decrease in volume sold.

Our net sales of soft drinks in Chile were Ch$363,123 million during the year ended December 31, 2014, a Ch$5,948 million, or 1.7% increase compared to Ch$357,175 million during the corresponding period in 2013.  Our net sales of juices and waters in Chile were Ch$128,072 million during the year ended December 31, 2014, a Ch$8,477 million, or 7.0% increase compared to Ch$120,472 million during the corresponding period in 2013.

Brazil

Our sales volumes in Brazil reached 306.9 million unit cases during the year ended December 31, 2014, a 26.5% increase compared to 242.6 million unit cases during the corresponding period  in 2013.  Volumes for soft drinks in Brazil increased 21.9%, and volumes for waters decreased 13.1%, volumes for juices increased 49.2% and volumes for beer increased 105.6% in each case during the year ended December 31, 2014, compared to the corresponding period during 2013.  Excluding the effect of our merger with Ipiranga, sales volumes increased 1.0% principally resulting from the 1.3% increase in soft drinks volumes and the 7.3% increase in juices and 4.3% increase in beer, partially offset by the 30.5% decrease in the volumes for waters. The low growth in soft drinks volumes is principally due to (i) the unfavorable macroeconomic condition in Brazil; and (ii) food inflation above general inflation which reduced consumers’ purchasing power.  The Ipiranga acquisition contributed 25.7 million unit cases in 2013 (when we incorporated only 4Q13 in our results) and 87.9 million unit cases in 2014 (when we incorporated results for the full year 2014).

Our market share for soft drinks in Brazil, excluding Ipiranga,  during the year ended December 31, 2014, according to A.C. Nielsen Company, was 59.1% (in terms of volumes), compared to 58.4% for the corresponding period in 2013, and 66.6% (in terms of average sales), compared to 66.4% for the corresponding period in 2013.

Our net sales in Brazil were Ch$715,728 million during the year ended December 31, 2014, a Ch$91.572 million, or 45.5% increase compared to Ch$491,861 million during the corresponding period in 2013. Excluding the effect of the Ipiranga acquisition, which represented Ch$194,810 million, net sales in Brazil increased 17.7%, principally as a result of (i) higher revenues per unit case and (ii) the aforementioned volume increase.  These effects where greatened by the effect of translation of local currency to Chilean pesos resulting from a 5.6% appreciation of the Brazilian real against the Chilean Peso, based on the average exchange rate for the year ended December 31, 2014 compared with the corresponding period in 2013.

Our net sales of soft drinks in Brazil were Ch$490,931 million during the year ended December 31, 2014, a Ch$131,431 million, or 36.6% increase compared to Ch$359,501 million during the corresponding period in 2013.  Our net sales of juices, waters and beer in Brazil were Ch$224,797 million during the year ended December 31, 2013, a Ch$92,436 million, or 69.8% increase compared to Ch$132,361 million during the corresponding period in 2013.

Argentina

Our sales volumes in Argentina reached 229.4 million unit cases during the year ended December 31, 2014, a 2.2% increase compared to 224.4 million unit cases unit cases during the corresponding period in 2013.  Volumes for soft drinks in Argentina decreased 0.7%, and volumes for juices increased by 41.0% and volumes for waters increased 21.0%, in each case during the year ended December 31, 2014, compared to the corresponding period during 2013.

Our market share for soft drinks in Argentina during the year ended December 31, 2014, according to A.C. Nielsen Company, was 61.4% (in terms of volumes), compared to 60.4% for the corresponding period in 2013, and 66.6% (in terms of average sales), compared to 66.0% for the corresponding period in 2013.

Our  net sales in Argentina were Ch$461,003 million during the year ended December 31, 2014, a Ch$19,774 million, or 4.5% increase compared to Ch$441,229 million during the corresponding period in 2013, mainly resulting from (i) increased volumes; and (ii) increased prices, partially offset by currency translation to Chilean Pesos, resulting from the 22.3% depreciation of the Argentine Peso against the Chilean Peso based on the average exchange rate for the year ended December 31, 2014, compared to the corresponding period in 2013.

Our net sales of soft drinks in Argentina were Ch$391,799 million during the year ended December 31, 2014, a Ch$2.031 million, or 0.5% increase compared to Ch$389,768 million during the corresponding period in 2013.  Our net sales of juices and waters in Argentina were Ch$61,533 million during the year ended December 31, 2013, an Ch$16,187 million, or 35.7% increase compared to Ch$45,346 million during the corresponding period in 2013.

Paraguay

Our sales volumes in Paraguay reached 62.5 million unit cases during the year ended December 31, 2014, a 2.1% increase compared to 61.2 million unit cases unit cases during the corresponding period in 2013.  Volumes for soft drinks in Paraguay increased 0.5%, and volumes for juices decreased by 4.4% and volumes for waters increased 26.9%, in each case during the year ended December 31, 2014, compared to the corresponding period during 2013.

Our market share for soft drinks in Paraguay during the year ended December 31, 20134, according to IPSOS ASI, was 62.1% in terms of volumes, compared to 60.6% for the corresponding period in 2013, and 70.1% in terms of average sales, compared to 69.0% for the corresponding period in 2013.

Our  net sales in Paraguay were Ch$129.496 million during the year ended December 31, 2014, a Ch$17,242 million, or 15.4% increase compared to Ch$112,254 million during the corresponding period in 2013, mainly resulting from (i) increased volumes; and (ii) increased prices, and (iii) local currency translation to Chilean Pesos, resulting from the 10.6% appreciation of the Paraguayan Guarani against the Chilean Peso based on the average exchange rate for the year ended December 31, 2014, compared to the corresponding period in 2013.

Our net sales of soft drinks in Paraguay were Ch$106,579 million during the year ended December 31, 2014, a Ch$12,266 million, or 13.0% increase compared to Ch$94,314 million during the corresponding period in 2013.  Our net sales of juices and waters in Paraguay were Ch$22,916 million during the year ended December 31, 2014, a Ch$4,977 million, or 27.7% increase compared to Ch$17,940 million during the corresponding period in 2013.

Cost of Sales

Our cost of sales were Ch$1,081,243 million during the year ended December 31, 2014, a Ch$166,426 million, or 18.2% increase, compared to Ch$914,818 million during the corresponding period in 2013. The cost of sales per unit case increased 8.6% in the same period.  Excluding the effect of the Ipiranga acquisition, which represented Ch$130,012 million of our cost of sales in 2014 and Ch$35,044 million in 2013, our cost of sales increased 8.1% compared to the corresponding period in 2013.  This increase was mainly due to (i) an increase in the percentage of distributed products (juices and waters) in our product mix in Brazil and Chile  which have a greater cost per unit case; (ii) an increase in labor costs, mainly in Argentina, Chile and Paraguay, (iii) the depreciation of the local currencies of Argentina, Chile and Brazil relative to the U.S. dollar, which increases our effective cost of raw materials denominated in U.S. dollars; (iv) increased depreciation of capital goods, corresponding to plant and equipment in Brazil and Paraguay and (v) higher cost of concentrate in Argentina, Chile and Brazil, due to price increases of our products. These effects were partially offset by the depreciation of the Argentinean peso with respect to the Chilean Peso, which reduces our costs upon translation to Chilean Pesos and by the lower cost of sugar in Paraguay. Our cost of sales represented 60.2% of net sales for the year ended December 31, 2014, compared to 60.1% for the corresponding period in 2013.

Chile

Our cost of sales in Chile was Ch$296.894 million during the year ended December 31, 2014, a Ch$12.906 million, or 4.5% increase compared to Ch$283,988 million during the corresponding period in 2013. The cost of sales per unit case increased 5.9% in the same period.  This increase was mainly due to (i) the depreciation of the Chilean peso which has a negative impact over dollarized costs, (ii) an increase in the mix of distributed products (juices and waters), which have a higher cost per unit case, (iii) higher concentrate costs given price increases carried out which explains 57% of the increase of cost of sales per unit case and (iv) higher labor costs in Chile, which explains 8% of the increase of cost of sales per unit cases.  Our cost of sales in Chile represented 60.3% of net sales in Chile for the year ended December 31, 2014, compared to 59.4% for the corresponding period in 2013.

Brazil

Our cost of sales in Brazil was Ch$440,655 million during the year ended December 31, 2014, a Ch$132,295 million, or 42.9% increase compared to Ch$308.360 million during the corresponding period in 2013. The cost of sales per unit case increased 13.0% in the same period. Excluding the effect of the Ipiranga acquisition, which contributed Ch$130,012 million to our cost of sales during the year ended December 31, 2014, our cost of sales increased 8.1% (an increase of 12.5% per unit case) compared to the corresponding period in 2013. In local currency and excluding the effect of the Ipiranga acquisition, cost of sales increased 8.0%, mainly due  to (i) an increase in  our product mix of distributed products (juices and waters), which have a greater cost per unit case, which explains 76% of the increase of the cost of sales per unit case; (ii) increased costs of concentrate resulting from price increases carried out which explains  17% of the increase of the cost of sales per unit case; and (iii) greater depreciation charges, which explains 11% of the increase of the cost of sales per unit case. These effects were partially offset by the lower cost of PET and labels, resulting from the shift in the product mix towards returnable formats and the translation of local currency to Chilean Pesos, resulting from the 5.6% appreciation of the Brazilian Real against the Chilean Peso, based on the average exchange rate for the period ended December 31, 2014 compared to the corresponding period in 2013.  Our cost of sales in Brazil represented 61.6% of net sales in Brazil for the year ended December 31, 2014, compared to 62.7% for the corresponding period in 2013.

Argentina

Our cost of sales in Argentina was Ch$265,288 million during the year ended December 31, 2014, a Ch$14,737 million, or 5.9% increase compared to Ch$250,551 million during the corresponding period in 2013. The cost of sales per unit case increased 3.6% in the same period. In local currency total cost of sales increased 35.7%. The increase in our cost of sales per unit case in local currency  was mainly due to: (i) higher costs of concentrate explained by price increases and higher volumes sold, which explains 29% of the increase of the cost of sales per unit case; (ii) increase  in the product mix of juices and waters, which explains 16% of the increase of the cost of sales per unit case; (iii) higher labor costs, mainly caused by the increase in real wages, which explains 15% of the increase of the cost of sales per unit case; and (iv) higher depreciation due to recent investments, which explains 8% of the increase of the cost of sales per unit case.  Our cost of sales in Argentina represented 57.5% of net sales in Argentina for the year ended December 31, 2014, compared to 56.8% for the corresponding period in 2013.

Paraguay

Our cost of sales in Paraguay was Ch$79,506 million during the year ended December 31, 2014, a Ch$6,005 million, or 8.2% increase compared to Ch$73,500 million during the corresponding period in 2013.  Cost of sales per unit case increase 5.9% during the same period. This increase is explained by the effect of translation of figures given the appreciation of the Paraguayan Guarani against the Chilean Peso.  In local currency cost of sales decreased 2%, which is mainly explained by the lower cost of sugar which was 25% lower per unit case when compared to the previous year.  This was partially offset by (i) greater depreciation charges and (ii) increased labor costs.  Our cost of sales in Paraguay represented 61.4% of net sales in Paraguay for the year ended December 31, 2014, compared to 65.5% for the corresponding period in 2013.

Gross Profit

Due to the factors described above, our gross profit reached Ch$715,956 million during the year ended December 31, 2014, a Ch$109,093 million, or 18.0% increase compared to Ch$606,864 million during the corresponding period 2013.  Our gross profit represented 39.8% of our net sales during the year ended December 31, 2014, while in the corresponding period in 2013 represented 39.9% of our net sales.  Organically, our gross profit during the year ended December 31, 2014 was $651,158 million, representing 40.6% of our net sales, and a Ch$58,587 million, or 9.9% increase compared to the corresponding period in 2013.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$529,184 million during the year ended December 31, 2014, a Ch$93,605 million, or 21.5% increase compared to Ch$435,579 million during the corresponding period in 2013.  Excluding the effect of the acquisition of Ipiranga, which represented Ch$50,225 million of our distribution, administrative and sales expenses in 2014, and Ch$14,293 million in 2013, our distribution, administrative and sales expenses increased 12.3% compared to the corresponding period in 2013.  This increase in distribution, administrative and sales expenses, excluding the effect of the M&A activity, was mainly due to (i) increased distribution costs in the four countries where we operate; (ii) increased labor costs in the four countries; (iii) increased marketing expenses in the four countries and (iv) the effect of other operating income which is classified under this item and which was substantially higher in 2013 in Paraguay. Our distribution, administrative and sales expenses represented 29.4% of our net sales during the year ended December 31, 2014, compared to 28.6% for to the corresponding period in 2013.

Chile

In Chile, our distribution, administrative and sales expenses reached Ch$138,718 million during the year ended December 31, 2014, a Ch$11,407 million, or 9.0% increase compared to Ch$127,311 million during the corresponding period in 2013. The increase in distribution, administrative and sales expenses in Chile was mainly due to the effect of other operating income which is classified under the item and which were greater in 2013.  Isolating this effect, distribution, administrative and sales expenses increased 7%, which is mainly explained by (i) higher distribution expenses, which were 14% higher when compared to the previous year and (ii) increased labor costs which were 7% higher when compared to the previous year. Our distribution, administrative and sales expenses in Chile represented 28.2% of our net sales in Chile during the year ended December 31, 2014, compared to 26.6% for the corresponding period in 2013.

Brazil

In Brazil, our distribution, administrative and sales expenses reached Ch$190,272 million during the year ended December 31, 2014, a Ch$65,889 million, or 53.0% increase compared to Ch$124,383 million during the corresponding period in 2013. Excluding the effect of the Ipiranga acquisition, which represented Ch$50,225 million of our distribution, administrative and sales expenses in Brazil in 2014, our distribution, administrative and sales expenses in Brazil increased 21.4% compared to the corresponding period in 2013. In local currency and excluding the effect of the Ipiranga acquisition, our distribution, administrative and sales expenses increased 13.8%, mainly due to (i) increased marketing expenses, which were 57% higher compared to the previous year; (ii) increased labor costs resulting from an increase in salaries, which were 11% higher when compared to the previous year; (iii) higher distribution costs, which were 10% higher when compared to the previous year.  Our distribution, administrative and sales expenses in Brazil represented 26.6% of our net sales in Brazil during the year ended December 31, 2014, compared to 25.3% for the corresponding period in 2013.

Argentina

In Argentina, our distribution, administrative and sales expenses reached Ch$165,267 million during the year ended December 31, 2014, a Ch$10.056 million, or 6.5% increase compared to Ch$155,211 million during the corresponding period in 2013. In local currency the distribution, administrative and sales expenses increased 36.1%, mainly due to (i) the effect of local inflation on labor costs, freight costs and services provided by third parties, (ii) higher distribution costs, which were 36% higher when compared to the previous year; and (iii) higher marketing expenses, which were 54% higher when compared to the previous year.  Our distribution, administrative and sales expenses in Argentina represented 35.8% of our net sales in Argentina during the year ended December 31, 2014, compared to 35.2% for the corresponding period in 2013.

Paraguay

In Paraguay, our distribution, administrative and sales expenses reached Ch$29,833 million during the year ended December 31, 2014, a Ch$6,133 million, or 25.9% increase compared to Ch$23,700 million during the corresponding period in 2013.  The increase in distribution, administrative and sales expenses in local currency in Paraguay was mainly due to the effect of other operating income which is classified under the item and which were substantially greater in 2013.  Isolating this effect, distribution, administrative and sales expenses increased 8% in local currency, which is mainly explained by (i) increased labor costs, which were 15% higher when compared to the previous year and (ii) increased freight distribution charged due to higher tariffs which were 11% higher compared to the previous year. Our distribution, administrative and sales expenses in Paraguay represented 23.0% of our net sales in Paraguay during the year ended December 31, 2014, compared to 21.1% for the corresponding period in 2013.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013	2014
	(in millions of Ch$)

Other income (expense)	(23,287)	(16,241)
Financial income	4,973	8,656
Financial costs	(28,944)	(65,081)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	783	1,191
Exchange rate differences	(7,695)	(2,675)
Loss from differences in indexed financial assets and liabilities	(3,881)	(15,235)
Other income (expense), net	(58,051)	(89,385)

We had other expenses, net, of Ch$89,385 million during the year ended December 31, 2014, a Ch$31,334 million, or 54.0% increase compared to Ch$58,051 million during 2013.  This increase was mainly influenced by increased financial costs and loss generated on UF conversion, which resulted primarily from increased levels of financial indebtedness (basically due the financing of the acquisition of Ipiranga and other debt restructuring). The financing of the acquisition of Ipiranga consisted of an issuance of US$575 million in Yankee Bonds, which began to accrue interest from October 1, 2013. Additionally in April 2014 a UF 3 million local bond was issued, which add to the issuance of UF 5 million in local bonds issued in August of 2013.

Income Taxes

We had income taxes of Ch$45,354 million during the year ended December 31, 2014, a Ch$22,388 million, or 97.5% increase compared to Ch$22,966 million during 2013.  This increase was mainly due to the effects of the tax reform in Chile, which increased the tax income line in Ch$ 23,335 million. On September 29, 2014, Chile enacted the Tax Reform Act.  The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others.  The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018.

On the other hand the effect of tax reductions in 2013 for Ch$14,055 million of deferred taxes with credit to 2013 income in our subsidiary, Rio de Janeiro Refrescos Ltda. This decrease was mainly due to the reversal of Ch$14,055 million of deferred tax liabilities in the subsidiary, Rio de Janeiro Refrescos Ltda. due to a new repatriation structure of earnings from Brazil, from a scheme based on dividends to a combination of interest returns on inter-company loans and dividends, in which the Company will not have to pay certain local taxes on earnings remitted to Chile, is offset by lower income taxes during 2014, resulting from the Company’s greater financial burden beginning 2014 tax year.

Net Income

Due to the factors described above, we had net income of Ch$52,034 million during the year ended December 31, 2014, a Ch$38,233 million, or 42.4% decrease compared to Ch$90,267 million during 2013.  Our net income represented 4.2% of our net sales during the year ended December 31, 2014, compared to 5.9% for 2013.

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

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total
	2012	2013	2012	2013	2012	2013	2012 (1)	2013	2012	2013	2012	2013
M Ch$
Net sales	374,873	477,918	451,597	491,861	315,336	441,229	32,028	112,254	-1,541	-1,581	1,172,293	1,521,681
Cost of sales	-224,024	-283,988	-272,890	-308,359	-181,924	-250,551	-21,658	-73,500	1,541	1,581	-698,955	-914,818
Gross profit	150,849	193,930	178,707	183,502	133,412	190,678	10,370	38,753			473,338	606,864
Distribution, administrative and selling expenses	-93,164	-127,311	-114,060	-124,383	-101,321	-155,211	-5,750	-23,700			-314,295	-430,605
Corporate expenses											-4,879	-4,975

(1)             Only 4Q12 figures.

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

We had net sales in Paraguay of Ch$112,254 million during the year ended December 31, 2013, a Ch$80,226 million, or 250.5% increase compared to Ch$32,028 million during 2012. Sales increased mainly because we began to consolidate Polar figures as of the fourth quarter of 2012 after the consummation of the merger in 2012, while in 2013, we consolidated the full year figures.

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

These Financial Statements reflect the consolidated financial position of Embotelladora Andina. S.A. and its subsidiaries as of December 31, 2014 and 2013 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2014 and 2013, all of which were approved by the board of directors on April 28, 2015.

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

During 2014, there were no changes in the application of IFRS compared to the previous year that could materially affect the comparability of the financial statements.

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

Impairment of goodwill and intangible assets of indefinite useful life

We test if goodwill and intangible assets of indefinite useful life have suffered impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.  Refer to note 15.3 of the consolidated Financial Statements for additional information related to key assumptions and the results of our 2014 annual impairment assessments.

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

Impact of Foreign Currency Fluctuations

In accordance with IFRS conversion methods, assets and liabilities from Argentina, Paraguay and Brazil are converted from their functional currency (Argentine peso, Paraguayan guaraní and Brazilian real respectively) to the reporting currency of the parent company (Chilean peso) at the end of period exchange rate, and income accounts at the exchange rate as of the date of the transaction or monthly average exchange rate of the month when it took place.  The effects of translation are presented as comprehensive income and do not affect the results for the years ended December 31, 2014, 2013 and 2012. The translation effects due to the currency conversion undertaken for assets and liabilities in accordance with the method previously explained resulted in an increase of other comprehensive income of Ch$28,150 during 2014 (net decrease of Ch$17,297  million during 2013 and net decrease of Ch$35,983 million during 2012). We also present under other comprehensive income the net effect as result of the restatement of Chilean pesos to U.S. dollars and other currencies to U.S. dollars resulting from the update of intercompany accounts that have designated as part of the Company’s investment, this effect resulted in an increase of Ch$92 million during 2014 (decrease of Ch$975 million during 2013 and an decrease of Ch$5,113 million during 2012).

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

In Chile, we use hedge agreements, to protect against foreign currency risk, which has an impact on our dollar denominated raw materials needs. The mark to market of these contracts was recorded in 2014 and 2013 according to the hedge accounting methodology outlined in IFRS standards, i.e., the valuation at fair value is carried to equity accounts, and when the effect on results of the hedged item occurs, the effects of derivatives contracts, are recycled from equity to operating results.  For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

Capital Resources, Treasury and Funding Policies

The products we sell are usually paid for in cash and short term credit, and therefore our main source of financing comes from the cash flow of our operations.  This cash flow has been generally sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved at our General Shareholders’ Meeting.  Nevertheless, in 2013 was necessary to issue international bonds to finance the acquisition of the 100% stake of Ipiranga in Brazil for R$1,155 million (equivalent to Ch$261,245 million). Our net cash position diminished after the merger with Polar and the Ipiranga acquisition in part because Polar and Ipiranga used to have more debt when compared to Andina’s balance sheet. Should  additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

Certain restrictions could exist to transfer funds among our operating subsidiaries. In 2012, 2013 and 2014, all cash flow generated by the subsidiary in Argentina was reinvested in the operation, and we did not receive dividends from our subsidiary in Argentina.  During 2012, 2013 and 2014, we received dividends from our subsidiaries in Brazil and Paraguay.  No assurance can be made that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

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

Cash Flows from Operating Activities 2014 vs Cash Flows from Operating Activities 2013

Cash flows from operating activities during 2014 amounted to Ch$215,514 million compared to Ch$172,085 million in 2013.  The increase in cash flow generation was mainly due to higher client collections, resulting from the integration of Ipiranga for the whole year, partially offset by higher interest payments due to greater indebtedness entered into by the Company. Cash flows from operating activities without considering the merger with Ipiranga amounted to Ch$183,805 million.

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

Cash Flows from Investing Activities 2014 vs Cash Flows from Investing Activities 2013

Cash flows for investing activities (includes purchase and sale of: property, plant and equipment; investment in associated companies; and financial investments) amounted to Ch$166,776 million in 2014 compared to Ch$447,550 million during 2013. In 2013 the Ipiranga acquisition represented a disbursement in the amount of Ch$261,245 million. The investment activities of Andina during 2013, without considering the effect of the acquisition of Ipiranga and the disbursements associated with its purchase, amounted to Ch$191.852 million.

The main item of investing activities is the purchase of property, plant and equipment which decreased from Ch$183,697 million in 2013 to Ch$114,217 million in 2014. In 2014, and without considering the effect of the merger with Ipiranga, Andina invested Ch$109,513 million. This figure is highly influenced by greater purchases of property, plant and equipment in Brazil and Paraguay, and by purchases of financial instruments which are not defined as cash and cash equivalents.

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

Cash Flows from Financing Activities 2014 vs Cash Flows from Financing Activities 2013

Our financing activities are directly related to dividend distributions to our shareholders, that record a utilization of cash resources amounting to Ch$52,269 million compared to Ch$73,041 million during 2013, and borrowings from banks and payment of these loans, in order to finance these dividend payments and investments.  As a result of our business’ seasonality, we generate greater cash flows during the summer months (December through March); therefore, during the winter season we may require short term financing in order to fulfill our dividend and investment commitments.

As of December 31, 2014, we had available short-term credit lines in an amount equivalent to Ch$320,113 million. The aggregate unused portion of such lines of credit at that date was equivalent to Ch$204,594 million. Our unused sources of liquidity include eight lines of credit. In Chile, we had the equivalent of Ch$16,738 million in credit available from five separate lines. The unused portion of such lines of credit at that date was equivalent to Ch$16,532 million. In Brazil, we had the equivalent of Ch$197,376 million in credit available with twenty one lines. The unused portion of such lines of credit at that date was equivalent to Ch$101,145 million. In Argentina, we had the equivalent of Ch$87,979 million in credit available with ten lines. The unused portion of such lines of credit at that date was equivalent to Ch$68,896 million. In Paraguay, we had the equivalent of Ch$18,020 million in credit available with two lines. The unused portion of such lines of credit at that date was equivalent to Ch$18,020 million.

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

Liabilities

For the year ended 2014, our total liabilities, excluding non-controlling interest, were Ch$1,350,176 million; representing a 12.4% increase compared to December 31, 2013. The increase in total liabilities resulted principally from the Issuance of public liabilities in the amount of UF 3 million on the local market (Ch$70,855 million) and the increase of deferred taxes caused by the tax reform in Chile whose effect on increase in liabilities was Ch$23,335 million. As of December 31, 2014, our noncurrent liabilities included (i) other noncurrent financial liabilities of Ch$726,616 million, (ii) noncurrent accounts payable of Ch$1,216 million (iii) other noncurrent provisions of Ch$77,447 million, (iv) deferred tax liabilities for Ch$126,126 million; (v) noncurrent employee benefit provisions for Ch$8,125 million; and (vi) other noncurrent non-financial liabilities for Ch$432 million, totaling noncurrent liabilities for Ch$939,963 million during the year ended December 31, 2014 compared to Ch$799,385 million during the year ended December 31, 2013.

For the year ended, 2014, our current liabilities included (i) other current financial liabilities of Ch$83,402 million; (ii) commercial accounts and other accounts payable for Ch$228,179 million; (iii) current accounts payable to related entities for Ch$55,967 million; (iv) other current provisions for Ch$366 million; (v) current tax liabilities for Ch$2,931 million and (vi) other non-financial current liabilities for Ch$39,367 million.  Total current liabilities during the year ended December 31, 2014 amounted to Ch$410,212 million compared to Ch$402,144 million during the year ended December 31, 2013.

As of December 31, 2014, and before the cross currency swaps contracts the company entered in, our bond liabilities had a weighted average interest rate of 4.66% while our bank liabilities had a weighted average interest rate of 8.47%.

Summary of Significant Debt Instruments

Summary of Significant Debt Instruments

As of December 31, 2014, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds

In 2001, we issued in the Chilean capital markets UF 3.7 million Series B bonds due 2026, bearing interest at a variable annual interest rate of 6.50% over inflation.  The Series B Local Bonds are subject to the following restrictive covenants:

·                  The ratio of our consolidated financial liabilities to our consolidated shareholders’ equity (including noncontrolling interest) must not exceed 1.2 to 1.0.  For this purpose, “consolidated financial liabilities” includes interest accruing current liabilities, which includes obligations with banks and financial institutions.

·                  The ratio of our consolidated assets free of any pledge, mortgage or other encumbrances to our unsecured consolidated liabilities must be at least 1.3 to 1.0.

·                  We must maintain, and not sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the production, sale and distribution of Coca-Cola products and brands.

·                  We must maintain, and not sell, assign or transfer to a third party any other territory of Argentina or Brazil in which we are currently authorized by The Coca-Cola Company for the production, sale and distribution of Coca-Cola products and brands, where any such territories represent more than 40% of our adjusted consolidated operating cash flow.

Series A and C Local Bonds

As a consequence of our merger with Polar, we became an obligor under the following two bonds issued by Polar in the Chilean capital markets in 2010:

·                  UF 1.0 million of Series A bonds due 2017, bearing interest at a variable annual rate equal to 3.00%; and

·                  UF 1.5 million of Series C bonds due 2031, bearing interest at a variable annual rate equal to 4.00%

The Series A and C local bonds are subject to the following restrictions:

·                  The ratio of our net financial debt (i.e., our financial debt minus our cash) to our total equity (i.e., equity attributable to controlling owners and to noncontrolling interests) may not exceed 1.5 to 1.0.

·                  The ratio of our consolidated assets free of any pledge, mortgage or other encumbrances to our unsecured consolidated liabilities must be at least 1.3 to 1.0.

·                  The ratio of our EBITDA for the last 12 months to our net financial expenses (i.e., financial income less financial expenses) for the last 12 months must be greater than 3.0 to 1.0. This requirement will have been breached if such ratio is not met for two consecutive quarters.

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

The Series C and D local bonds are subject to the following restrictions:

·                  The ratio of our net consolidated financial liabilities to our consolidated shareholders’ equity (including noncontrolling interest) must not exceed 1.2 to 1.0.  For this purpose, “net consolidated financial liabilities” includes interest accruing current liabilities, which includes obligations with banks and financial institutions, and is determined net of cash and cash equivalents.

·                  The ratio of our consolidated assets free of any pledge, mortgage or other encumbrances to our unsecured consolidated liabilities must be at least 1.3 to 1.0.

·                  We must maintain, and not sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the production, sale and distribution of Coca-Cola products and brands.

·                  We must maintain, and not sell, assign or transfer to a third party any other territory of Argentina or Brazil in which we are currently authorized by The Coca-Cola Company for the production, sale and distribution of Coca-Cola products and brands, where any such territories represent more than 40% of our adjusted consolidated operating cash flow.

Series E Local Bonds

On April 3, 2014, we issued added capital in the amount of UF 3,000,000 in the Chilean capital markets (equivalent to Ch$70,855 million, on April 3, 2014) in UF bonds at 3.75% maturing in 2035. The funds from these local bond funds were used to pay off existing debts existing and for other general corporate purposes.

Series C and D Local Bonds are subject to the following restrictions:

·                  The ratio of our net consolidated financial liabilities to our consolidated equity (including non-controlling interests) should not exceed 1.2 to 1.0. For this purpose, “net consolidated financial liabilities” includes current liability interest which include bank and financial institution liabilities and are deemed net of cash and cash equivalents.

·                  The ratio our consolidated assets free of any pledge, mortgage or other encumbrances to our consolidated liabilities that are not guaranteed must be at least 1.30 to 1.0.

·                  We must keep and not sell, assign or transfer to a third party the geographical area currently referred to as the “Región Metropolitana” (Metroplitan Region) as a territory in Chile in which we have been authorized by The Coca-Cola Company to produce, sell and distribute Coca-Cola brands and products.

We must keep and not sell, assign, or transfer to third parties any other territory of the Republic of Argentina or Brazil in which we are currently authorized by The Coca-Cola Company to produce, sell and distribute Coca-Cola products and brands, where any such territory represents more than 40% of our consolidated adjusted operating cash flow

Senior Notes due 2023 in Connection with Acquisition of Ipiranga

In October 2013, we issued US$575 million of 5.000% Senior Notes due 2023. The notes will mature on October 1, 2023. The notes are unsecured obligations that are effectively subordinated to our secured debt. The proceeds from these notes were used to finance a portion of the purchase price for our acquisition of Ipiranga and for general corporate purposes.

Repurchased Notes due 2027 and 2097

In October 1997, we issued US$100 million of 7.625% Notes due 2027 and US$100 million of 7.875% Notes due 2097. Through a series of repurchases between 2000 and 2009, we have repurchased and currently hold, all of these notes through our wholly-owned subsidiary Abisa Corp.  On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

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

E.                                    OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2014, we did not have any material off-balance sheet arrangements.

F.                                     CONTRACTUAL OBLIGATIONS

The following table sets forth our principal contractual and commercial obligations as of December 31, 2014:

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Ch$ )

Debt with financial institutions	44,876	47,242	9,310	—	101,428
Bonds(1)	41,747	89,047	81,737	779,404	991,935
Operating lease obligations	8,331	2,899	2,550	—	13,780
Purchase obligations	194,472	52,858	21,519	92,360	361,209
Total	289,426	192,046	115,116	871,764	1,468,352

(1)         See Note 16 to our consolidated financial statements as of December 31, 2014 and for the year ended December 31, 2013 and 2014 for additional information.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Ch$ 2014)
Provisions	2,689	32,306	42,452	77,447
Other long-term liabilities	1,918	1,486	6,370	9,774
Total long-term liabilities	4,607	33,792	48,822	87,221

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

Principal Officers

The following table includes information regarding our senior executives:

Name	Age	Position
Miguel Ángel Peirano	56	Chief Executive Officer
Cristián Mandiola	57	Chief Operations South Officer
Andrés Wainer	44	Chief Financial Officer
Rodrigo Ormaechea	39	Chief Strategic Planning Officer
Jaime Cohen	47	Chief Legal Officer
German Garib	53	Chief Process and Information Officer
Alan Dunford	58	Chief Human Resourcers Officer

Fabián Castelli	49	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	55	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solorzano	44	General Manager of Chilean Soft Drink Operation.
Francisco Sanfurgo	60	General Manager of Paraguay Refrescos S.A.

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

Mr. Dunford* joined us after the merger with Embotelladoras Coca-Cola Polar, assuming the position of Corporate Project Manager. As of January 4, 2013, he assumed as chief human resources officer replacing

Mr. Castelli joined us in 1994, holding the position of Traditional Sales Manager in Mendoza. He is currently General Manager (since April 2014) of Andina Argentina. Previously, he was Andina Argentina Commercial Manager (2010). Marketing Manager from 2000-2010, Commercial Planning Manager from 1997 to 2000, Marketing Services Manager between 1996 and 1997, Sales Manager Traditional Mendoza in 1994-1995.

Mr. Barbosa joined us on January 1, 2012 as general manager of our operation in Brazil. He has worked in the Coca-Cola System for 23 years, primarily as general manager of Brasal, a Coca-Cola bottling company servicing the western central part of Brazil. He also has worked for other large companies such as McDonald’s and Banco do Brasil.

Mr. Solorzano joined us in 2003, where he served in various managerial positions in the commercial area, passing through the management of key accounts sales, traditional channel sales management, and management of marketing and commercial areas. In March of 2010, he has served as general manager of Andina’s Argentine operations. On April 1, 2014 assumed as General Manager of Andina Chile. Prior to his arrival at Andina, he worked as marketing manager, plant manager and business manager of Coca-Cola Polar, for five years. Before his introduction to the Coca-Cola bottler system, he worked at Malloa.

Mr. Sansfurgo joined us after the merger with Embotelladoras Coca-Cola Polar assuming the position of general manager of Paraguay Refrescos S.A. In 1990, he joined Embotelladoras Coca-Cola Polar S.A. as general manager of Embotelladora Austral (Punta Arenas — Chile). Since 2005 has been general manager of Paraguay Refrescos S.A.

* Mr. Dunford left his position on December 31, 2014 and has been replaced as Chief Human Resources Officer by Mr. Gonzalo Muñoz.

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

As of December 31, 2014, our board of directors consisted of the following directors:

Name	Age	Position
Juan Claro	64	Chairman of the Board of Directors
Eduardo Chadwick	56	Director
José Antonio Garcés, Jr.	49	Director
Arturo Majlis	53	Director
Gonzalo Said(1)	50	Vice Chairman of the Board of Directors
Salvador Said(1)	50	Director
Francisco Javier Crespo	49	Director
Gonzalo Parot(2)	62	Director
Emilio Rodriguez Larraín	63	Director
José de Gregorio	55	Director
Juan Andrés Fontaine	60	Director
Franz Alscher	51	Director
Ricardo Vontobel	55	Director
Mariano Rossi	49	Director

(1)                  Salvador Said is the cousin of Gonzalo Said.

(2)                  Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

Mr. Claro has been a member of our board of directors since April 2004. His principal occupation is as an entrepreneur. He also serves as a director in the following organizations: Chairman of Embotelladora Andina, Energía Covanco and Energía Llaima; director of Entel, Antofagasta Minerals, Antofagasta Plc, Pesquera Friosur, Melon S.A and Agrosuper.

Mr. Chadwick has been a member of our board of directors since June 2012. His principal occupation is as an entrepreneur. He also serves as a director in the following organizations:Viña Errazuriz, Empresas Penta, MaltexcoS.A., Ebema, Vinos de Chile and Banco Penta.

Mr. Majlis has been a member of our board of directors since April 1997. His principal occupation is as a principal partner of the law offices of Grasty, Quintana, Majlis y Compañía. He also serves as a director in the following organizations: Asesorías e Inversiones Til Til S.A.; Asesorias e Inversiones MJS Ltda., Banchile Seguros de Vida, Seguros Orion, Mathiesen Group, Laboratotio Maver, Fundación Convivir, Fundación Puerto de Ideas and Orion Seguros Generales.

Mr. Garcés has been a member of our board of directors since April 1992. His principal occupation is as general manager of Inversiones San Andrés Ltda. He also serves as director in the following organizations: Banco Consorcio, Banvida S.A.; Inmobiliaria FFV S.A., Fundación Paternitas, Viña Montes, Viña Garcés Silva Ltda., and Chairman of USEC.

Mr. Gonzalo Said has been a member of our board of directors since April 1993. He also serves as director in the following organizations: Banco BBVA, Director Newport Ltda. (Grupo Said Handal), Member of the “Circle

of Finance” of ICARE, and participates in the Board of Universidad Finnis Terrae and is the Chairman of Fundación Generación Empresarial

Mr. Salvador Said has been a member of our board of directors since April 1992. His principal occupation is as director of Said Holding Group. He also serves as director in the following organizations: Chairman of Endeavor Chile and of Bupa Chile S.A. Board member of Parque Arauco S.A., Edelpa S.A., BBVA Chile and Envases CMF S.A. Counselor in CEP (Centro de Estudios Públicos) and in Generación Empresarial.

Mr. Crespo has been member of our board of directors since April 2013. His principal occupation is as President of Coca Cola Mexico.

Mr. Parot has been a member of our board of directors since April 2009. His principal occupation is as an engineer and economist. He is principal partner and CEO at Elex Consulting Group. He also serves as director in Inmobiliaria Elex.

Mr. Rodriguez has been member of our board of directors since April 2013. His principal occupation is as attorney at law. He also serves as director in the following organizations: Lan Peru, Inmuebles Comerciales del peru S.A., Inmuebles Panamericana S.A., La Positiva Sanitas EPS S.A., Soriperu S.A., Inversiones en Salud S.A., Automotores Gildemeister del Peru S.A., Maquinaria Nacional Perú S.A. Motormundi S.A., Prospectiva 2020 Perú,

Mr. de Gregorio has been a member of our board of directors since June 2012. His principal occupation are Professor of Economics at Universidad de Chile and non-resident Senior Fellow at the Petersen Institute for International Economics. He also serves as director in the following corporations: Compañía Sudamericana de Vapores; Intervial S.A., Euroamerica S.A. and Ruta del Maipo S.A.

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

Mr. Vontobel has been a member of our board of directors since June 2012. His principal occupation is as General Manager of Vonpar S.A. He also serves as director in Vonpar S.A.

Mr. Rossi has been a member of our board of directors since June 2012. His principal occupation is as a consultant. He does not serve as director in any other organizations.

B.            COMPENSATION

Compensation of Principal Officers

The Company does not provide general incentives other than its compensation plans, except in the case of its principal officers, whose compensation plans are composed of a fixed remuneration and a performance bonus, which try to adapt to the reality and competitive conditions in each market, and whose amounts vary according to the position or exercised responsibility. Such performance bonuses are payable only to the extent that personal goals of each principal officer and company goals are met, which are previously defined for each case in particular.

For the period ended December 31, 2014 the amount of fixed compensations paid to Coca-Cola Andina’s principal officers amounted to ThCh$3,859 (ThCh$3,057 in 2013). Likewise, the amount of compensation paid in performance bonuses amounted to ThCh$2,468 (ThCh$2,107 in 2013).

During the period ended December 31, 2014 severance payments to managers and principal officers of Embotelladora Andina S.A. reached Ch$327 million. There were not severance payments to former managers or former principal officers for the period ended December 31, 2013.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director or alternate director during 2014, which was approved by our shareholders, was as follows:

	Directors’	Executive	Directors’ and Audit
	Compensation	Committee	Committee	Total
2014	ThCh$	ThCh$	ThCh$	ThCh$

Juan Claro Gonzalez	144,000	—	—	144,000
Arturo Majlis Albala	72,000	72,000	24,000	168,000
Gonzalo Said Handal	72,000	72,000	—	144,000
Jose Antonio Garces Silva, Jr	72,000	72,000	—	144,000
Salvador Said Somavia	72,000	72,000	24,000	168,000
Eduardo Chadwick Claro	72,000	72,000	—	144,000
Gonzalo Parot Palma (Ind)	72,000	—	24,000	96,000
Francisco Crespo	72,000	—	—	72,000
Cesar Emilio Rodriguez Larrain Salinas (Ind.)	72,000	—	—	72,000
José Fernando De Gregorio Rebeco	72,000	—	—	72,000
Juan Andrés Fontaine Talavera	72,000	—	—	72,000
Franz Alscher	72,000	—	—	72,000
Ricardo Vontobel	72,000	—	—	72,000
Mariano Rossi	72,000	—	—	72,000

Total	1,080,000	360,000	72,000	1,512,000

For the year that ended on December 31, 2013, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$7,839 million of which Ch$6,327 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

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

The duties performed by this Committee during 2014, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 of the Chilean Superintendence of Securities and Insurance, were the following:

·                  Examined the reports of external auditors, of the balance sheets and other financial statements, presented by the administrators of the Company to the shareholders, and to take a position on such reports before they are presented to shareholders for their approval.

·                  Proposed External Auditors and Private Rating Agencies, accordingly to the Board of Directors were proposed to the Shareholders’ Meeting.

·                  Examined information regarding the operations referred to by Title XVI of Law N°18,046 and report on these operations. For detailed information regarding these operations, please refer to the Notes of the Consolidated Financial Statements included in this annual report.

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

·                  Reviewed and approved the Company’s 20F and verified management compliance with Rule 404 of the Sarbanes Oxley Act (Rule 404 states that management must evaluate Company internal controls on a yearly basis).

·                  Approved Directors’ Committee budget.

·                  Supervised the implementation of the Crime Prevention Model (Law N° 20,393) and prepared and approved a new Ethics Code and Business Conduct for the Company.

·                  Model (Law N° 20,393) and prepared and approved a new Ethics Code and Business Conduct for the Company

·                  Reviewed periodic reports prepared by the Company’s area of Internal Audit.

·                  Reviewed claims and complaints received through the Company’s whistleblower hotline, and monitored their investigation.

During 2014, the Directors’ Committee incurred in expenses for Ch$29.2 million.

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

For the period ended December 31, 2014, the Audit Committee did not incur any expenses.

Ethics Committee,

The Ethics Committee was established during the Board of Directors session held January 28, 2014. This Committee is composed by three directors, who are appointed by the Board of Directors and will occupy their posts until their successors are elected, or until resignation or dismissal. The current members of the Ethics Committee are the directors Mr. José Antonio Garcés Silva, Mr. Juan Claro González and Mr. José de Gregorio Rebeco.

D. EMPLOYEES

Overview

On December 31, 2014, we had 15,428 employees, including 3,102 in Chile, 7,560 in Brazil, and 3,288 in Argentina and 1,478 in Paraguay. Of these employees, 417 were temporary employees in Chile, 20 were temporary employees in Brazil, 473 were temporary employees in Argentina and 100 were temporary employees in Paraguay. During the South American summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2014, 1,500; 612; 2,270 and 332 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2013, and 2014:

	2013
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	80	—	80	67	1	66	110	—	110	22	—	22
Technicians and professionals	1,204	472	732	4,698	289	4,409	669	12	657	229	9	220
Workers	1,878	1,281	597	2,522	40	2,482	2,031	1,821	210	1,106	292	814
Temporary Workers	508	320	188	760	—	760	600	577	23	114	—	114
Total	3,670	2,073	1,597	8,047	330	7,717	3,410	2,410	1.000	1,471	301	1,170

	2014
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	69	—	69	60	—	60	107	—	107	29	—	29
Technicians and professionals	1,008	388	620	5,278	599	4,679	687	10	677	246	24	222
Workers	1,608	1,112	496	2,202	13	2,189	2,021	1,801	220	1,103	308	795
Temporary Workers	417	—	417	20	—	20	473	459	14	100	—	100
Total	3,102	1,500	1,602	7,560	612	6,948	3,288	2,270	1,018	1,478	332	1,146

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

In Chile, 55.9% of employees with indefinite work contracts are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2014 in the city of Santiago: (i) with Labor Union N° 1, that mainly represents workers from the bottling area, from December 1, 2012 to December 30, 2015; (ii) with Labor Union N°2, that mainly represents personel from the areas of management, logistics and operations specialists from June 1, 2011 to June 1, 2015; (iii) with Labor Union N°3 that mainly represents sales force employees from May 1, 2014 to April 30, 2018; (iv) Collective contract with  Workers Union N°3 of new salesforce from June 1, 2013 to May 31, 2016; (v) Agreement with sales force negotiating group in force since June 1, 2013 through May 31, 2016; (vi) Collective Contract with Labor Union TAR, that represents workers from the distribution area from July 1, 2012 to June 30, 2016; and collective agreement with the picking area workers from the Venecia, Renca and Carlos Valdovinos branches, from March 1st 2011, to February 28, 2015 and (vii) collective contract with a group of workers in the area of operations of the new plant Renca, effective as from October 1, 2011, until June 30, 2015.

The agreements in force as of December 31, 2014 in Coquimbo are: (viii) Workers Union N°1 Agreement, formed mainly by workers from the production area, in force since March 1, 2013 through February 28, 2016; (ix) National Workers Union N°1 Agreement, which represents a part of the Administrative Employees and salesman, in force since January 1, 2014 through November  30, 2016; (x) Collective Agreement formed mainly by Administrative Employees which is in force since September 1, 2013 through August  31, 2016; (xi)Transportation Collective Agreement, in force since May 1, 2014 through October 31, 2016. The collective agreements in force as of December 31, 2014 in Antofagasta (xii) Collective agreement with Workers Union N°1 formed mainly by workers form the production area, in force since May 1 2014 through April 30, 2017; (xiii) Collective agreement with Workers Union N°2, form by personnel from different areas, in force since November 27, 2013 through November 30, 2016; (xiv) collective agreement with the salesmen negotiating group, in force since December 1, 2013 through November 30, 2016; (xv) Collective agreement with transportation workers from the base zone, in force since May 4, 2014 through May 4, 2017, and (xvi) Collective agreement with transportation workers from Calama, in force since October 1, 2013 through September 30, 2016. Finally, the collective agreements in force as of December 31, 2014 in Punta Arenas are: (xvii) Collective agreement with the workers union, which mainly represents workers from the Production Area, in force since August 1, 2013, through July 31, 2016; (xviii) Collective Agreement with InterAreas personnel, in force since February 1, 2014 through December 31, 2016, and (xix) Collective agreement with Transportation workers, in force since December 1, 2013 through November 30, 2016.

Brazil

In Brazil, 8.1%of employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are fifteen collective bargaining agreements currently in force. Seven agreements for employees in the State of Rio de Janeiro; (i) the Soft Drink Industry Employees’ Union agreement from July 1, 2014  to June 30, 2015; (ii) the Sales Force Union agreement from May 1, 2014 to April 30, 2015; (iii) the “Stack Machine” Operator Union agreement from May 1, 2014 to April 30, 2015; (iv)  the Driver and Helper of the Lagos Region Union agreement from May 1, 2014 through April 30, 2015; (v) Collective bargaining agreement executed with the Drivers and Nova Iguaçu Helpers effective from May 1, 2014 until April 30, 2015, (vi) Collective bargaining agreement executed with Drivers and São Gonçalo helpers effective form May 1, 2014 until April 30, 2015; and  (vii) Agreement with the Drivers and Helpers Workers’ Union of the city of Rio de Janeiro in force since May 1, 2014 through April 30, 2015.

Three agreements for employees in the State of Espírito Santo: (i) the Nourishment Union agreement from July 1, 2014 to June 30, 2015; (ii) the Sales Force Union agreement from May 1, 2014 to April 30, 2015; and (iii) Agreement with the Drivers and Helpers Workers’ Union of the State of Espirito Santo in force since May 1, 2014 through April 30, 2015.

Five agreements with employees from the State of São Paulo: (i) Workers Union for the Beverage Industry of Ribeirão Preto since October 1, 2014 through September 1, 2015; (ii) Agreement with the Trade Workers Union for the region of Araraquara and Franca since October 1, 2014 through September 1, 2015; (iii) agreement with the Transportation Workers Union for the regions of Ribeirão Preto, Franca, Araraquara and São João da Boa Vista since July 1, 2014 through June 30, 2015; (iv) Agreement with the Salesmen Union of the State of São Paulo since July 1, 2014 through June 30, 2015; and (v) Agreement with the Security Technicians Union for the region of Ribeirão Preto, Franca, Araraquara and Mococa since May 1, 2014 through April 30, 2015.

These agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, mainly in the manufacturing area. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in December 2014, for three days organized by the drivers of internal buses.

Argentina

In Argentina, 69% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On December 12, 2013, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non salary benefits and a new complementary regulation on company contributions.

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

Paraguay

In Paraguay, 22.5% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

Collective bargaining agreements that are currently in force are: (1) Collective bargaining agreement executed with Sindicato Autentico de Trabajadores de Paraguay Refrescos effective from June 16, 2013 to June 15, 2015; and (2) Sindicato de Empleados de Paraguay Refrescos  effective from May 3, 2014 to November 3, 2015.

E.            SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2014.

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

ITEM 7.                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2013:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	263,524,909	55.68	207.258.566	43.79
The Bank of New York Mellon(2)	9.269.364	1.96	50.710.236	10.71
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	69,348,241	14.65
AFPs as a group (Chilean pension funds)	18.680.443	3.95	5.221.342	1.10
Principal foreign funds as a group	9.269.364	1.96	50.710.236	10.71
Executive officers as a group	0	0	0	0
Directors as a group(3)	211,955,684	44.78	166,339,861	35.14

(1) Our controlling shareholders are comprised by: Inversiones SH Seis Limitada, Inversiones Cabildo SpA, Inversiones El Olivillo Limitada, Inversiones Nueva Delta S.A., Inversiones Alerce Limitada, Inversiones Nueva Delta Dos S.A., Inversiones Las Gaviotas Dos Limitada, Inversiones Playa Negra Dos Limitada, Inversiones Don Alfonso Dos Limitada, today known as Don Alfonso Limitada, Inversiones El Campanario Dos Limitada, today known as Inversiones El Campanario Limitada, Inversiones Los Robles Dos Limitada, today known as Inversiones Los Robles Limitada  and Inversiones Las Viñas Dos Limitada, today known as Inversiones Las Niñas Dos SpA.; the estate of Jaime Said Demaría; José Said Saffie; José Antonio Garcés Silva and Alberto Hurtado Fuenzalida.

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

Our controlling shareholders act pursuant to a shareholders’ agreement that establishes that our controlling group will jointly control us in order to assure most of the votes at shareholders’ meetings and board sessions.  Our controlling shareholders pass resolutions with the approval of at least four of the five parties, except with respect to the following matters, which require a unanimous decision:

·                  the carrying out of new business activities different from our current line of business (unless related to “ready to drink products” or Coca Cola products);

·                  the amendment of the number of our directors;

·                  issuances of new shares;

·                  spin-offs or mergers;

·                  capital increases (subject to certain indebtedness thresholds); and

·                  the joint acquisition of our Series A shares

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

Our management believes, to the best of its knowledge, it has complied, in all material respects with the Chilean Public Company law regarding to the transactions with related parties in full force and effect at December 31, 2014.  There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2013 and 2014, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2013	2014
	Million Ch$
Chile	270	366
Brazil	75,942	76,016
Argentina	1,600	1,430
Total	77,812	77,812

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

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings.  At the annual meeting of shareholders held in April of 2013, our shareholders authorized our board of directors to distribute, at its discretion, interim dividends during 2013 and 2014.

During 2012, 2013 and 2014, our respective shareholders’ meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation.  These additional dividend payments for 2012, 2013 and 2014 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

Dividend	Dividend	Fiscal year with respect	Aggregate Amount of Dividends Declared and Paid	Series A		Series B
Approval	payment	to which dividend was	(Ch$	Ch$ per	US$ per	Ch$ per	US$ per
Date	Date	declared	millions)	share	share	share	share

12-18-2014	01-29-2015	2014	8,945	9.0	0.014459	9.9	0.01591
09-30-2014	10-29-2014	2014	13,020	13.10	0.022523	14.41	0.02478
04-21-2014	08-20-2014	Retained Earnings	12,295	12.37	0.021381	13.607	0.02352
04-21-2014	05-16-2014	2013	1,451	1.46	0.00264	1.606	0.00290
04-21-2014	05-16-2014	Retained Earnings	12,295	12.37	0.022344	13.607	0.02458
12-17-2013	01-23-2014	2013	13,020	13.1	0.02407	14.41	0.02648
04-25-2013	11-15-2013	Retained Earnings	46,713	47.0	0.09023	51.7	0.09925

05-28-2013	06-26-2013	2013	12,225	12.3	0.02419	13.53	0.02660
04-25-2013	05-20-2013	Retained Earnings	12,225	12.3	0.02581	13.53	0.02814
11-20-2012	12-27-2012	2012	24,331	24.480	0.05110	26.930	0.05621
10-02-2012	10-30-2012	2012	12,165	12.240	0.02550	13.460	0.02805
02-27-2012	05-31-2012	Retained Earnings	19,398	24.30	0.04692	26.730	0.05161
04-27-2012	05-11-2012	2011	8,757	10.97	0.02256	12.067	0.02481
12-20-2011	01-23-2012	2011	6,785	8.50	0.01742	9.35	0.01916
09-27-2011	10-27-2011	2011	6.785	8.50	0.01696	9.35	0.01866
06-28-2011	07-26-2011	2011	6,785	8.50	0.01838	9.35	0.02022
04-27-2011	07-26-2011	Retained Earnings	39,914	50.00	0.10811	55.00	0.11892
04-27-2011	05-12-2011	2010	10,728	13.44	0.02870	14.784	0.03157
12-21-2010	01-27-2011	2010	6,785	8.50	0.01734	9.35	0.01907

B.            SIGNIFICANT CHANGES

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9.                         THE OFFER AND LISTING

A.                                    OFFER AND LISTING DETAILS

Shares of our common stock trade in Chile on the Bolsa de Comercio de Santiago, the Bolsa de Valores Electrónica and the Bolsa de Valores de Valparaíso. Also, shares of our common stock have traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of ADRs, which represent six shares of common stock. The Depositary for the ADRs is The Bank of New York Mellon.

The table below shows the high and low daily closing prices of the common stock in Chilean pesos and the trading volume of the common stock on the Santiago Stock Exchange for the periods indicated. It also shows the high and low daily closing prices of the ADRs and the volume traded in the NYSE.

	Share Volume (in thousands)		Ch$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2008	76,084	147,144	1,426	919	1,581	1,164
2009	63,647	125,476	1,440	1,088	1,740	1,262
2010	15,196	110,049	2,072	1,282	2,501	1,621
2011	38,416	79,599	2,120	1,600	2,521	1,780
2012	45,877	123,437	2,550	1,847	3,155	2,220
2013
1st Quarter	8,604	16,629	2,622	2,312	3,350	2,960
2nd Quarter	10,286	27,587	2,560	2,240	3,250	2,750
3rd Quarter	14,270	19,657	2,250	1,950	3,100	2,373
4th Quarter	8,713	15,746	2,293	1,847	2,940	2,310
2014
1st Quarter	12,606	36,919	1,890	1,590	2,525	1,900
2nd Quarter	14,817	22,665	1,840	1,600	2,380	1,982
3rd Quarter	10,363	27,004	1,730	1,590	2,123	1,865
4th Quarter	16,478	27,034	1,640	1,400	1,975	1,705
Last six months
Oct-14	1,101	10,848	1,640	1,475	1,975	1,795
Nov-14	12,212	8,277	1,550	1,450	1,870	1,765
Dec-14	3,165	7,909	1,570	1,400	1,906	1,705
Jan-15	2,025	5,829	1,500	1,470	1,829	1,650
Feb-15	493	6,106	1,500	1,450	1,801	1,679
Mar-15	7,585	10,650	1,440	1,350	1,822	1,550

	ADR Volume (in thousands)		US$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2008	2,564	5,459	20.10	8.41	21.79	10.53
2009	1,307	6,366	17.19	10.26	18.50	12.36
2010	2,076	7,140	28.83	15.04	31.40	18.68
2011	911	5,089	26.25	15.04	31.41	21.00
2012	1,276	6,030	33	21	40	26
2013
1st Quarter	161	798	34.07	30.03	42.23	37.75
2nd Quarter	304	1,480	32.55	25.63	41.70	32.46
3rd Quarter	616	1,199	27.60	21.83	35.55	28.75
4th Quarter	270	1,453	26.41	20.67	35.86	26.51
2014
1st Quarter	457	2,567	21.50	16.59	28.25	19.75
2nd Quarter	393	2,257	21.45	17.06	25.75	21.19
3rd Quarter	167	2,346	19.08	16.04	22.96	18.19
4th Quarter	498	2,843	16.15	14.00	19.93	16.82
Last six months
Oct-14	89	1,068	16.15	15.50	19.93	18.25
Nov-14	352	817	15.67	14.94	19.00	17.77
Dec-14	57	957	15.42	14.00	18.81	16.82
Jan-15	47	534	14.40	13.85	17.30	16.06
Feb-15	39	331	15.00	13.95	17.77	16.27
Mar-15	151	996	14.01	12.14	17.26	14.87

Source:Bloomberg

The total number of registered ADR holders we had at December 2014 was 28 (20 in the Series A ADRs and 8 in the Series B ADRs). As of this date the ADRs represented 6.34% of the total number of our issued and outstanding shares. On December 31, 2014, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,472.00 per share (US$14.30 per Series A ADR), and Ch$1,717.00 for the Series B shares (US$17.00 per Series B ADR). At December 31, 2014, there were 1,544,894 Series A ADRs (equivalent to 9,269,364 Series A shares) and 8,451,706 Series B ADRs (equivalent to 50,710,236 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2014, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 81% and 100% of such trading days, for Series A and Series B shares respectively.

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

Purposes

Our corporate purposes are to execute and develop the following:

·                  Develop one or more industrial establishments dedicated to the business, operations and activities to manufacture, produce, transform, bottle, can, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of food product and in particular any type of mineral water, juice, beverage and drink in general or other similar products, and raw materials or semi- finished materials used in such activities and/or products complementary or related to the preceding businesses and activities;

·                  Develop one or more agricultural or agro industrial establishments and farm land dedicated to the business, operations and development of agricultural activities and agro industry in general;

·                  Produce, transform, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of agricultural products and/or agro industrial products and raw materials, or semi-finished materials used in such activities, and/or products complementary or related to the preceding activities;

·                  Manufacture, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of container; and execute and develop any type of material recycling process and activity;

·                  Accept from and/or grant the representation of trademarks, products and/or licenses related to such businesses, activities, operations and products to national or foreign companies;

·                  Provide any type of service and/or technical assistance in any way related to the goods, products, businesses and activities referred to in the preceding letters;

·                  Invest cash surplus, even in the capital market; and

·                  In general, undertake all other businesses and activities supplementary or linked to the above mentioned operations.

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

Voting Rights

Our capital equity is divided into Series A shares and Series B shares, both preferred and with no par value, whose features, rights and privileges are the following:

·                  The preference of Series A shares consists solely of the right to elect twelve out of the fourteen board members of the Company. Series A shares are entitled to full voting rights without limitations.

·                  The preference of Series B shares consists solely of the right to receive all and any of the per share dividends we may distribute, whether temporary, definitive, minimum mandatory, additional, or eventual, increased by 10%. Series B shares are entitled to a limited voting right, voting only with respect to the election of a board member for the Company.

·                  The preferences of Series A and B shares will remain in effect through December 31, 2130. Once this period has expired, Series A and B will be eliminated and the shares which comprise them shall automatically become common shares without any preferences whatsoever, therefore eliminating the division of shares into series.

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

Regular general shareholders meetings are held once a year within the first four months following the date of the annual balance sheet. We prepare a balance sheet annually on our operations as of December 31, which is presented together with the profit and loss statement, the report by the auditors and annual report to the respective shareholders meeting. The board sends a copy of the balance sheet, annual report, report by the auditors and respective notes to each of the shareholders registered in the registry no later than by the date the first summons is published. Special shareholders meetings may be held at any time according to corporate needs and to discuss and decide upon any matter within the competence thereof, provided it is indicated in the summons.

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

Capital Gains

Gains recognized from the sale or exchange of ADRs by a foreign holder outside Chile will not be subject to Chilean taxation. Gains recognized on a sale or exchange of shares of common stock will be subject to both the Corporate Income Tax and the Withholding Tax (the former being credited against the latter) if either: (i) the foreign holder has held the shares of common stock for less than one year, (ii) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as an habitual trader of shares, or (iii) the foreign holder transfers shares of common stock to a related person, as defined by Chilean tax law. In all other cases, gain on the disposition of shares of common stock will be subject only to the Corporate Income Tax, with rates of 22.5% and 24% for business years 2015 and 2016, respectively, except for shares resulting from an exchange of ADRs for shares (flow back) in which case, the Chilean Internal Revenue Service pursuant to Oficio 1,705 dated May 15, 2006 has interpreted that said shares may benefit from article 18 ter if the ADRs were acquired through a stock broker or by any other circumstance stipulated by that norm.

The profit generated by sales of shares carried out beginning business year 2017 is subject to both Corporate Income Tax and Withholding Tax (crediting the first against the latter, under the same conditions and limitations outlined in Item 3. Key Information-Risk Factors), except that between the date of acquisition and the sale of shares one year or more elapsed, in which case, the gain is taxed only with the Withholding Tax rate of 35%. Equal treatment will apply to sales that are made to related parties, according to the Chilean tax regulation, even when a year or more elapsed from the date of purchase.

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

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares of common stock will be subject to both the Corporate Income Tax and the Withholding Tax (the former being credited against the latter).

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

Cash Dividends and Other Distributions

Cash distributions (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADRs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADRs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADRs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our common stock that are not backed by ADRs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADRs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

The Chilean Withholding Tax (net of any credit for the Corporate Income Tax) paid by or for the account of any U.S. holder may be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADRs or shares of common stock generally will be foreign source income and will generally constitute passive category income. Further, in certain circumstances, a U.S. holder that (i) has held ADRs or shares of common stock for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADRs or shares of common stock. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2014.

	Expected Maturity Date							Estimated Fair Market Value
	2015	2016	2017	2018	2019	Therafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest Earning Assets
Time deposits and credit links	114,001	20	—	—	—	—	114,021	114,021
Weighted average interest rate	2.48%	8.82%	—	—	—	—	2.48%	—

Interest Bearing Liabilities
Long-term debt (Bonds)	17,624	10,678	17,163	11,328	11,662	606,388	674,844	720,175
Fixed Rate	4.44%	4.48%	4.16%	4.86%	4.91%	4.67%	4.66%
Bank liabilities	41,676	22,525	15,331	4,423	3,315	821	88,091	84,467
Weighted average interest rate	11.26%	6.43%	4.74%	6.90%	7.00%	7.00%	8.47%	—

Foreign Currency Risk

As of December 31, 2014, we have debt held by banks and debt held by the public denominated in U.S. dollars, which are hedged by derivative instruments, which lower the risk of exposure to the accrual of fluctuations of the value of the US dollar. Net assets balance is denominated in dollars as of December 31, 2014, which amounts to $626.6 million as detailed below:

The following table summarizes the financial instruments held December 31, 2014, denominated in dollars:

	2014	2015	2016	2017	2018	2019 Onwards	Total	Fair estimated Market Value
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Assets
Denominated in US dollars
Assets
Cash and cash equivalents	5,747	—	—	—	—	—	5,747	5,747
Mutual fund
Liabilities
Bonds obligations	(4,361)	—	—	—	—	(348,881)	(353,242)	(367,549)
Bank debt	(16,118)	(8,281)	(8,281)	—	—		(32,680)	(33,824)
Net assets (liabilities)	(14,732)	(8,281)	(8,281)	—	—	(348,881)	(380,175)	(395,626)

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions	Up to US$5.00 per 100 ADSs (or portion thereof)
Withdrawal of shares underlying ADRs	Up to US$5.00 per 100 ADSs (or portion thereof)
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect
Cash distribution fees	US$ 0.02 or less per ADS

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADRs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

Fees Incurred in Past Annual Period

From January 1, 2013 to December 31, 2014, we received from the depositary US$66,665.02 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 15.                  CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (1992) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Santiago, April 30, 2015

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of income, comprenhensive income, cash flows and of changes in equity present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile RUT: 81.513.400-1 | Teléfono: (562) 22940 0000 | www.pwc.cl

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

Santiago, Chile

April 30, 2015

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

ITEM 16B.         CODE OF ETHICS

We have adopted a Code of Ethics that constitutes a code of ethics for our directors and employees. This Code applies to our Board of Directors, chief executive officer and all senior financial officers of our Company, including the chief financial officer or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our Code of Ethics is available on our website www.koandina.com. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on the above mentioned website through a 6-K form.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year ended December 31,
	2013		2014
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees
Audit fees(1)	706	74%	889	94%
Audit-related fees(2)	180	19%	28	3%
Tax fees(3)	23	2%	18	2%
Other fees	47	5%	10	1%
Total	956	100%	945	100%

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

Mr. Arturo Majlis Albala and Mr. Salvador Said Somavía meet, for the duration of their membership, the requirements of Rule 10A-3(b)(1)(iv)(D) because they (i) are a representative of our controlling shareholder group; (ii) have an observer-only status on our Audit Committee;(iii) are not officers of us or any of our subsidiaries; and (iv) do not receive, directly or indirectly, compensation from us or any of our subsidiaries other than in their capacities as members of our Audit Committee.

Our reliance on the exemption provided by Rule 10A-3of the Exchange Act, with respect to Mr. Arturo Majlis Albala and Mr. Salvador Said Somavía, would not materially adversely affect the ability of our Audit Committee to act independently.

ITEM 16E.         PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2014, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

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

There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Ethics and Business Conduct that applies to the entire Company. Andina has posted this information on its website www.koandina.com

303A.11 Foreign Private Issuer Disclosure

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

Chilean law does not require listed companies to maintain a website. However, if a listed company does have a website, the company must make available on its website certain information required by the rules under Chilean Company Law N° 18,046.

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

Embotelladora Andina S.A.
(Registrant)

		/s/ Miguel Ángel Peirano	/s/ Andrés Wainer/
(Signature)

Date:	April 30, 2015

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2014 and 2013

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Santiago, April 30, 2015

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of income, comprenhensive income, cash flows and of changes in equity present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile RUT: 81.513.400-1 | Teléfono: (562) 22940 0000 | www.pwc.cl

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

Santiago, Chile

April 30, 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Embotelladora Andina S.A.:

We have audited the accompanying consolidated income statement, statement of comprehensive income, changes in equity and cash flows of Embotelladora Andina S.A. and subsidiaries (“the Company”) for the year ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Embotelladora Andina S.A. and subsidiaries for the year ended December 31, 2012, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

EY LTDA.	/s/ Ernst & Young Ltda.

Santiago, Chile, April 30, 2013

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	12.31.2014	12.31.2013
		ThCh$	ThCh$
Current assets:
Cash and cash equivalents	5	79,514,434	79,976,126
Other financial assets	6	106,577,042	36,471,637
Other non-financial assets	7.1	7,787,181	9,695,804
Trade and other accounts receivable, net	8	198,110,424	195,434,075
Accounts receivable from related parties	12.1	5,994,453	8,028,987
Inventories	9	149,727,618	125,853,991
Current tax assets	10.2	6,025,049	3,989,697
Total current assets excluding assets held for sale		553,736,201	459,450,317
Assets held for sale		—	1,133,769
Total Current Assets		553,736,201	460,584,086

Non-Current Assets:
Other financial assets	6	51,026,773	7,922,287
Other non-financial assets	7.2	33,056,780	28,796,153
Trade and other receivables	8	7,097,809	7,631,253
Accounts receivable from related parties	12.1	24,752	18,765
Investments accounted for under the equity method	14.1	66,050,213	68,673,399
Intangible assets other than goodwill	15.1	728,181,279	700,606,492
Goodwill	15.2	116,924,199	115,779,067
Property, plant and equipment	11.1	713,075,285	692,949,808
Total Non-Current Assets		1,715,437,090	1,622,377,224
Total Assets		2,269,173,291	2,082,961,310

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

LIABILITIES AND EQUITY	NOTE	12.31.2014	12.31.2013
		ThCh$	ThCh$
LIABILITIES

Current Liabilities:
Other financial liabilities	16	83,402,440	106,877,255
Trade and other accounts payable	17	228,179,112	210,446,298
Accounts payable to related parties	12.2	55,966,789	43,425,287
Provisions	18	365,832	269,906
Income taxes payable	10.2	2,931,206	3,679,057
Other non-financial liabilities	19	39,367,048	37,446,336
Total Current Liabilities		410,212,427	402,144,139

Non-Current Liabilities:
Other financial liabilities	16	726,616,440	605,362,059
Trade and other payables		1,216,434	1,262,043
Provisions	18	77,446,513	77,542,388
Deferred income tax liabilities	10.4	126,126,147	105,537,484
Post-employment benefit liabilities	13.3	8,125,107	8,758,111
Other non-financial liabilities	19	432,490	922,498
Total Non-Current Liabilities		939,963,131	799,384,583

Equity:	20
Issued capital		270,737,574	270,737,574
Retained earnings		247,817,939	243,192,801
Other reserves		378,738,982	346,738,667
Equity attributable to equity holders of the parent		897,294,495	860,669,042
Non-controlling interests		21,703,238	20,763,546
Total Equity		918,997,733	881,432,588
Total Liabilities and Equity		2,269,173,291	2,082,961,310

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function for the years ended

December 31, 2014, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	NOTE	12.31.2014	12.31.2013	12.31.2012
		ThCh$	ThCh$	ThCh$
Net sales		1,797,199,877	1,521,681,335	1,172,292,817
Cost of sales	24	(1,081,243,408)	(914,817,748)	(698,955,215)
Gross Profit		715,956,469	606,863,587	473,337,602
Other income	25	6,743,691	6,434,020	3,265,998
Distribution expenses	24	(187,042,843)	(163,022,685)	(122,818,941)
Administrative expenses	24	(342,140,932)	(272,556,438)	(196,355,000)
Other expenses	26	(18,591,271)	(30,462,097)	(15,420,008)
Other (losses) gains	28	(4,392,105)	740,373	(2,336,215)
Financial income	27	8,655,623	4,973,312	2,728,059
Financial expenses	27	(65,081,431)	(28,944,023)	(11,172,753)
Share of profit of investments accounted for using the equity method	14.3	1,190,969	783,418	1,769,898
Foreign exchange differences		(2,675,027)	(7,694,834)	(4,471,031)
Loss from differences in indexed financial assets and liabilities		(15,234,616)	(3,881,145)	(1,753,801)
Net income before income taxes		97,388,527	113,233,488	126,773,808
Income tax expense	10.3	(45,354,435)	(22,966,264)	(38,504,636)
Net income		52,034,092	90,267,224	88,269,172

Net income attributable to:
Equity holders of the parent		51,875,084	88,982,678	87,636,961
Non-controlling interests		159,008	1,284,546	632,211
Net income		52,034,092	90,267,224	88,269,172

		Ch$	Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	20.5	52.19	89.53	104.12
Earnings per Series B Share	20.5	57.41	98.48	114.53

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2014, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Net income	52,034,092	90,267,224	88,269,172
Other Comprehensive Income:
Components of other comprehensive income that are not reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(140,749)	(1,411,030)	—
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gains (losses) from exchange rate translation differences	28,309,535	(18,877,527)	(42,186,310)
Gains from cash flow hedges	5,909,129	2,961,146	—
Income tax related to components of other comprehensive income that are not reclassified to net income for the period
Income tax benefit related to defined benefit plans	31,580	282,206	—
Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax, related to exchange rate translation differences	663,705	1,096,509	1,089,225
Income tax related to cash flow hedges	(2,041,658)	(703,002)	—
Total comprehensive income	84,765,634	73,615,526	47,172,087
Total comprehensive income attributable to:
Equity holders of the parent	83,875,399	72,139,832	46,541,295
Non-controlling interests	890,234	1,475,694	630,792
Total comprehensive income	84,765,634	73,615,526	47,172,087

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

for the years ended December 31, 2014, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2014	270,737,574	—	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	51,875,084	51,875,084	159,008	52,034,092
Other comprehensive income	—	—	28,242,013	3,867,471	(109,169)	—	32,000,315	—	32,000,315	731,227	32,731,542
Comprehensive income	—	—	28,242,013	3,867,471	(109,169)	—	32,000,315	51,875,084	83,875,399	890,235	84,765,634
Dividends	—	—	—	—	—	—	—	(47,249,946)	(47,249,946)	49,457	(47,200,489)
Total changes in equity	—	—	28,242,013	3,867,471	(109,169)	—	32,000,315	4,625,138	36,625,453	939,692	37,565,145
Ending balance at 12.31.2014	270,737,574	—	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2013	270,759,299	(21,725)	(63,555,545)	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	88,982,678	88,982,678	1,284,546	90,267,224
Other comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	—	(16,842,846)	191,148	(16,651,698)
Comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	88,982,678	72,139,832	1,475,694	73,615,526
Dividends	—	—	—	—	—	—	—	(85,634,539)	(85,634,539)	(153,320)	(85,787,859)
Decrease of Capital	(21,725)	21,725	—	—	—	—	—	—	—	—	—
Total changes in equity	(21,725)	21,725	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	3,348,139	(13,494,707)	1,322,374	(12,172,333)
Ending balance at 12.31.2013	270,737,574	—	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

for the years ended December 31, 2014, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedging reserve	Actuarial gains or losses in employee benefits	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2012	230,892,178	—	(22,459,879)	—	—	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	87,636,961	87,636,961	632,211	88,269,172
Other comprehensive income	—	—	(41,095,666)	—	—	—	(41,095,666)	—	(41,095,666)	(1,419)	(41,097,085)
Comprehensive income	—	—	(41,095,666)	—	—	—	(41,095,666)	87,636,961	46,541,295	630,792	47,172,087
Equity Issuance-Polar acquisition	39,867,121	—	—	—	—	421,701,520	421,701,520	—	461,568,641	18,801,365	480,370,006
Dividends	—	—	—	—	—	—	—	(55,894,367)	(55,894,367)	—	(55,894,367)
Purchase of treasury-shares	—	(21,725)	—	—	—	—	—	—	(21,725)	—	(21,725)
Total changes in equity	39,867,121	(21,725)	(41,095,666)	—	—	421,701,520	380,605,854	31,742,594	452,193,844	19,432,157	471,626,001
Ending balance at 12.31.2012	270,759,299	(21,725)	(63,555,545)	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

Cash flows provided by Operating Activities	NOTE	12.31.2014	12.31.2013	12.31.2012
		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		2,367,485,129	1,954,744,395	1,557,595,968
Receipts from premiums, claims, annuities and other policy benefits		—	77,300	—
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,579,575,529)	(1,349,009,473)	(1,038,437,026)
Payments to employees		(191,529,823)	(153,571,748)	(109,386,885)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(295,650,855)	(222,218,717)	(188,266,514)
Dividends received		1,590,675	2,085,031	725,000
Interest payments		(62,079,744)	(23,319,351)	(7,608,496)
Interest received		5,332,755	3,295,309	1,874,032
Income tax payments		(23,778,366)	(33,410,166)	(23,229,558)
Other cash movements (tax on bank debits Argentina and others)		(6,279,811)	(6,587,855)	(4,409,721)
Net cash flows generated from Operating Activities		215,514,431	172,084,725	188,856,800
Cash flows used in Investing Activities
Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltd.)		4,616,752	3,704,831	—
Cash flows used to obtain control of subsidiaries or other businesses (Purchase Compañía de Bebidas Ipiranga)		—	(261,244,818)	—
Cash flows used in the purchase of non-controlling interests (Purchase 40% Sorocaba Refrescos and capital contributions in Vital Jugos S.A. after its proportional sale)		—	—	(35,877,240)
Cash flows from change in controls of subsidiaries and others (Capital decrease in Envases CMF S.A.)		—	—	1,150,000
Proceeds from sale of property, plant and equipment		2,273,241	6,861,329	611,634
Purchase of property, plant and equipment		(114,216,855)	(183,697,386)	(143,763,670)
Proceeds from other long term assets (term deposits over 90 days)		122,292,893	19,423,100	14,864,854
Purchase of other long term assets (term deposits over 90 days)		(186,014,285)	(52,076,837)	(1,455,348)
Payments on forward, term, option and financial exchange agreements		(702,959)	(873,453)	(1,360,880)
Receipts from forward, term, option and financial exchange agreements		4,975,477	11,216,678	881,832
Other cash movements (cash opening balance Companhia de Bebidas Ipiranga in 2013 and Embotelladoras Coca Cola Polar in 2012 and others)		—	9,137,035	8,778,615
Net cash flows used in Investing Activities		(166,775,736)	(447,549,521)	(156,170,203)
Cash Flows generated from (used in) Financing Activities
Proceeds from long-term loans obtained		73,087,596	403,245,077	61,053,312
Proceeds from short-term loans obtained		106,645,178	246,038,498	197,968,578
Loan payments		(167,480,619)	(271,177,359)	(192,768,709)
Payments of finance lease liabilities		(6,903,487)	(1,959,307)	(16,438)
Purchase of treasury shares		—	—	(21,725)
Dividend payments by the reporting entity		(52,268,909)	(73,041,053)	(69,766,002)
Net cash flows generated by (used in) Financing Activities		(46,920,241)	303,105,856	(3,550,984)
Net increase in cash and cash equivalents before exchange differences		1,818,454	27,641,060	29,135,613
Effects of exchange differences on cash and cash equivalents		(2,280,146)	(3,187,189)	(4,911,280)
Net increase (decrease) in cash and cash equivalents		(461,692)	24,453,871	24,224,333
Cash and cash equivalents — beginning of year	5	79,976,126	55,522,255	31,297,922
Cash and cash equivalents - end of year	5	79,514,434	79,976,126	55,522,255

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

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. The licenses for the territories in Chile expire in 2018 and 2019; in Argentina expire in 2017; in Brazil expire in 2017; and the Paraguayan franchise expired in December 2014, and an extension has been granted until February 2015 within the normal renewal process, after which the long-term agreement should be signed or a new extension shall be granted until the long-term agreement is signed. All these licenses are issued at The Coca-Cola Company´s discretion. The Company currently expects that these licenses will be renewed with similar terms and conditions upon expiration.

As of December 31, 2014, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                     Periods covered

These consolidated financial statements encompass the following periods:

Consolidated statements of financial position: For the years ended at December 31, 2014 and 2013.

Consolidated statements of income by function: For the periods from January 1 to December 31, 2014, 2013 and 2012.

Consolidated statements of comprehensive income: For the periods from January 1 to December 31, 2014, 2013 and 2012.

Consolidated statements of cash flows: For the periods from January 1 to December 31, 2014, 2013 and 2012, using the “direct method”.

Consolidated statements of changes in equity:  For the periods between January 1 and December 31, 2014, 2013 and 2012 .

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2                     Basis of preparation

As explained in note 10.1, on September 29, 2014 Law No. 20,780 was issued, which introduces modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12.

In order to comply with IAS 12, these financial statements are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement. A reconciliation of such differences in presented as follows:

As of December 31, 2014

	Consolidated Financial Statements for SEC	Consolidated Financial Statements for SVS	Difference
	ThCh$	ThCh$	ThCh$
Total Equity
Equity holders of the parent
Retained earnings
Net income (loss) for the period	51,875,084	75,490,235	(23,615,151)
Retained earnings for the last period	195,942,855	172,327,704	23,615,151
Total retained earnings	247,817,939	247,817,939	—

Non-controlling interest
Retained earnings
Net income (loss) for the period	159,008	317,203	(158,195)
Retained earnings for the last period	21,544,230	21,386,035	158,195
Total retained earnings	21,703,238	21,703,238	—

The Company’s Consolidated Financial Statements for the years ended December 31, 2014 and 2013 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

The consolidated financial statements are presented under the historical cost criteria, although modified by the revaluation of certain financial instruments and derivative instruments.

The Company’s 2014 local statutory consolidated financial statements in spanish were approved by the Company’s Board of Directors on February 26, 2015, with subsequent events first being considered through that date.  Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December, 31 2014 and 2013 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended.  Those consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 22, 2015 meeting.

Included in this 2014 consolidated financial statements are consolidated statement of financial position as of December 31, 2014 and 2013, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2014.  This three year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission.  Other than such three year presentation and disclosure and the effect of the change in the income tax rates on deferred tax assets and liabilities were directly recognized within “Retained Earnings” in the Company’s 2014 local statutory consolidated financial statements instead of the income statement for the period ended December 31, 2014, the accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements.  This three year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 28, 2015, with subsequent events considered through this later date.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of December 31, 2014 and 2013 and results of operations and cash flows for the years ended December 31, 2014, 2013 and 2012. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

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

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2014			12-31-2013
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.99	—	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada	—	99.99	99.99	—	99.99	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

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

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2014	606.75	228.43	70.96	24,627.10	0.1311	738.05
12.31.2013	524.61	223.94	80.45	23,309.56	0.1144	724.30
12.31.2012	479.96	234.87	97.59	22,840.75	0.1100	634.45

2.5.3                             Translate of foreign subsidiaries

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

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$ Brazilian Real
Embotelladora del Atlántico S.A.	A$ Argentine Peso
Andina Empaques Argentina S.A.	A$ Argentine Peso
Paraguay Refrescos S.A.	G$ Paraguayan Guaraní

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

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Software licenses, furniture and supplies	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items that are available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs..

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

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

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

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of December 31, 2014 and 2013 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3:	Inputs for the assets or liabilities that are not based on observable market data information.

During the year ended December 31, 2014, there were no transfers of items between fair value measurement categories; all of which were valued during the period using Level 2.

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

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.  For the years ended December 31, 2014 and 2013, no borrowing costs have been capitalized.

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future, the amount of deferred tax not recognized in this connection amounted to ThCh$ 62,662,666 at December 31, 2014 (ThCh$ 47,560,506 at December 31, 2013).

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

Actuarial variables updated income are recorded under other comprehensive income, beginning 2013, according to amendments established by IAS 19.

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

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, amendments and interpretations are mandatory for the first time for financial years beginning on January 1, 2014:

Standards and interpretations	Mandatory for the years beginning from

IFRIC 21 “Levies” - Indicates the accounting treatment for a liability to pay a levy if that liability is within the scope of IAS 37. It proposes to recognize that liability when the source of the liability occurs and payment cannot be avoided. The source of the liability will be the one established by the corresponding legislation and it may occur on a certain date or gradually over time.

01/01/2014

Amendments	Mandatory for the years beginning from
IAS 32 “Financial Instruments: Presentation” - Amends the requirements for compensating financial assets and liabilities in the Statement of Financial Position.	01/01/2014

IAS 27 “Separate Financial Statements” and IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of information about interest in other entities” - The amendments include the definition of an entity’s investment and incorporate an exception to consolidate certain subsidiaries belonging to investment entities. The amendment also incorporates new information disclosure requirements relating to investment entities in IFRS 12 and IAS 27.

01/01/2014

IAS 36 “Impairment of Assets” - Amends disclosure of information regarding recovery of non-financial assets aligning them with IFRS 13 requirements.	01/01/2014

IAS 39 “Financial Instruments: Recognition and Measurement” - Sets certain conditions for the novation of derivatives and continuation of hedge accounting; preventing novations resulting from laws and regulations affecting the financial statements.

01/01/2014

IAS 19 “Employee Benefits” - This amendment applies to contributions to defined benefit plans from employees or third parties. The amendment target is to simplify accounting of contributions that are independent of the number of years of service of employees, for example, contributions for employees calculated according to a fixed percentage of the salary.

01/01/2014

Improvements to International Financial Reporting Standards (2012)

Issued in December 2013.

IFRS 2 “Share-based Payment” - Amends the definition of ‘Vesting Condition’ and ‘Market Condition”. “Performance Condition’ and ‘Service Condition’ are defined separately. This amendment should be applied for future periods to share-based payment transactions for which the date of grant is July 1, 2014 or later.

07/01/2014

IFRS 3 “Business Combinations” - The standard is amended to clarify that the obligation to pay contingent consideration which complies with the definition of financial instrument is classified as financial liability or as equity, based on IAS 32 definitions, and that all non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date with changes in fair value recognized in results. Consequently, changes are also introduced to IFRS 9, IAS 37 and IAS 39. The amendment applies for future periods to business combinations whose acquisition date is July 1, 2014 or later.

07/01/2014

IFRS 8 “Operating Segments” -  The standard is amended to include the disclosure requirement of management judgement in the aggregation of operating segments. The standard was additionally amended to require a reconciliation between the segment’s assets with the entity’s assets, when assets are reported by segment.

07/01/2014

IFRS 13 “Fair Value Measurement” - The IASB has amended the basis of the conclusions of IFRS 13 to clarify that the ability to measure short term accounts receivable and accounts payable in nominal amounts is not removed if there is no significant effect of not updating.

07/01/2014

IAS 16 - “Property, plant and equipment”, and IAS 38 “Intangible assets” - Both standards are amended regarding treatment of gross value in accounting books and accumulated depreciation when the entity uses the revaluation model.

07/01/2014

IAS 24 - Disclosure information on related parties” - The standard is amended to include as a related company, an entity that provides key directing personnel to the reporting company or to the parent company of the reporting company (“the managing company”).

07/01/2014

Improvements to International Financial Reporting Standards (2013)

Issued in December 2013.

IFRS 3 “Business Combinations” - The standard is amended to clarify that IFRS 3 is not applicable to accounting of a joint venture under IFRS 11. The amendment also clarifies that the exemption scope is only applied to the financial statements of the joint agreement in itself.

07/01/2014

IFRS 13 “Fair Value Measurement” - Clarifies that the portfolio exemption under IFRS 13, which allows an entity to measure fair value of a group of financial assets and liabilities over its net value, is applicable to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply amendments for future periods from the beginning of the yearly period in which IFRS 13 is applied.

07/01/2014

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

b)             The new standards, interpretations and amendments issued, which are not in force for the 2014 period, for which no early adoption has been adopted are as follow:

Standards and interpretations	Mandatory for the years beginning

IFRS 9 “Financial Instruments” - Amends classification and measurement of financial assets. Establishes two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. This standard was subsequently amended to include treatment and classification of financial liabilities. The main change is that if the fair value of financial liabilities is adopted, the change in fair value attributable to changes in the entity’s own credit risk is recognized in other comprehensive income instead of income, unless this generates an accounting asymmetry. Early adoption is permitted.

01/01/2018

IFRS 15 “Revenues from Contracts with Customers” - Establishes the principles to be applied by an entity in presenting useful information for users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Its application replaces IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue — Barter Transactions Involving Advertising Services. Early adoption is permitted.

01/01/2017

Amendments and improvements	Mandatory for the years beginning from

IFRS 9 “Financial instruments” - The amendments include a substantial review on hedge accounting to enable entities to better reflect their risk management activities in the financial statements. Likewise, this amendment enables entities to early adopt the requirement to recognize the changes in fair value attributable to changes in the entity’s own credit risk (for financial liabilities designated under the fair value option), in other comprehensive income. Said amendment can be applied without having to adopt the remainder of IFRS 9. The amendment is mandatory for periods beginning on July 1, 2014. An entity must apply the amendments in future reporting periods from the beginning of the first yearly period in which IFRS 13 is applied.

01/01/2018

IFRS 11“Joint Arrangements” - This amendment incorporates guidance to the standard regarding how to account for the acquisition of an interest in a joint operation which constitutes a business, thus specifying the appropriate treatment for said acquisition.

01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”- The amendment clarifies that the use of asset amortization methods based on revenue is not appropriate, given that the revenue generated by the activity that includes use of assets generally reflects other factors different from the use of economic benefits embedded in the asset. Likewise, it clarifies that revenues in general are an inappropriate base to measure consumption of economic benefits embedded in the intangible asset.

01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Agriculture”- The amendment modifies	01/01/2016

financial information regarding “bearer plants” such as vines, rubber and palm oil trees. The amendment defines the concept of a “bearer plant” and establishes that it should be accounted for as property, plant and equipment, because its operation is similar to that of a production facility. As a result, it is brought into the scope of IAS 16 rather than IAS 41. Products grown in bearer plants will remain within scope of IAS 41. Early application is permitted.

IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” The amendment clarifies that when an asset (or disposal group) is reclassified from “held for sale” to “maintained for distribution”, or vice versa, this does not constitute an amendment to a sale or distribution plan, and does not have to be accounted for as such. This means that the asset (or disposal group) need not be reinstalled in the financial statements as if it had never been classified as “held for sale” or “maintained for distribution”, simply because the provision conditions have changed. The amendment also corrects an omission in the standard explaining that guidance on changes to a sales plan should be applied to an asset (or disposal group) that is no longer maintained for distribution, but that is not reclassified as “held for sale”.

01/01/2016

IFRS 7 “Financial Instruments: Disclosures” There are two amendments to IFRS 7. (1) Service Agreements: if an entity transfers a financial asset to a third party under conditions that allow the grantor to write off the asset, IFRS 7 requires disclosure of any type of continued implication that the entity may still have in the transferred assets. IFRS 7 provides guidance regarding continued implication in this context. The amendment is prospective with the option to retroactive application. This also affects IFRS 1 to give the same option to those who apply IFRS for the first time. (2) Interim Financial Statements: The amendment clarifies the additional disclosure required by IFRS 7 amendments, “Offsetting financial assets and financial liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retroactive.

01/01/2016

IFRS 19 “Employee Benefits” - The amendment clarifies that in order to determine the liabilities’ discount rate for post-employment benefits it should be denominated in the same currency as the benefits to be paid and not the currency from the country where it has been generated. The evaluation of the existence of a broad market for high quality corporate bonds is based on corporate bonds denominated in that currency, not on corporate bonds from a specific country. Likewise, where a broad market for high quality corporate bonds in that currency does not exist, government bonds should be used in the corresponding currency. The amendment is retroactive but limited to the beginning of the first period presented.

01/01/2016

IAS 34 “Interim Financial Reporting” The amendment clarifies the meaning of “elsewhere in the interim report”. The new amendment to IAS 34 requires a cross-reference of the interim financial statements as to the location of said information. The amendment is retroactive.

01/01/2016

Regarding IFRS 15, the Company is in the process of analysing the potential impacts of its adoption.

The Company’s management considers the adoption of all other standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

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

Prior to the finalization of the merger and the approval of the shareholders at the Shareholders’ Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed from 2011 results. Dividends distributed by the Company and Polar amounted to Ch$ 28,155,862,307 and  Ch$ 29,565,609,857, respectively, which represented Ch$ 35.27 per each Series A share and Ch$ 38.80 per each Series B share. The physical exchange of shares took place on October 16, 2012, when the former shareholders of Polar obtained a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the Company took actual control over day-to-day operations of Polar as of October 1, 2012, when it began to consolidate Polar’s operating results. As a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interests in Vital Jugos S.A., Vital Aguas S.A., and Envases Central S.A., in addition to its existing ownership interests in those entities.  The Company’s current ownership enables it to exercise control over these entities, and thus, consolidate them into its consolidated financial statements from October 1, 2012.

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

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to ThCh$ 4,760,888	11,063,598
Trade accounts receivable	31,980,882
Inventories	23,491,532
Property, plant and equipment	153,012,024
Other non current assets	6,651,326
Deferred income tax assets	8,570,596
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total assets	694,163,878
Indebtedness	(99,924,279)
Suppliers	(41,840,383)
Deferred income tax liabilities	(81,672,940)
Other liabilities	(25,617,704)
Total liabilities	(249,055,306)
Net assets acquired	445,108,572
Goodwill	16,460,068
Total consideration excluding non-controlling interests (purchase price)	461,568,640

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

After the transaction was approved by Coca-Cola and the Administrative Council of Economic Defense of Brazil, on October 11, 2013 the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda., completed the acquisition of 100% of the shares of Companhia de Bebidas Ipiranga. The acquisition price was ThR$ 1,155,446 (equivalent to ThCh$ 261,244,818) and was paid in cash by Rio de Janeiro Refrescos Ltda. using proceeds from intercompany loans and a capital contribution from the parent.

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

During the fiscal year 2014, and using the guidelines of IFRS 3 “Business Combinations” that allows to adjust the values assigned to the purchase by knowledge of new information which was not available at the first date of recognition, we have decreased the allowance value from contingencies of the Brazilian company Compañía de Bebidas Ipiranga, given litigation that already existed at the date of purchase in an amount of ThCh$ 442,977, the net tax  value of  ThCh$ 292,365 was assigned to goodwill from the purchase.

The condensed income statement of Companhia de Bebidas Ipiranga for the period October 11, 2013 to Deceber 31, 2013 is as follows:

Million$
Net sales	49,336
Income before taxes	4,764
Net income	5,366

Embotelladora Andina S.A.’s proforma condensed income statement at December 31, 2013, as if the acquisition would have occurred on January 1, 2013 is as follows:

(Unaudited)
Million$
Net sales	1,640,705
Income before taxes	111,320
Net income	86,423

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

Total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

Net expenses related to corporate management, have been assigned to the Chilean operating segment.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2014	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	363,123,062	391,798,772	490,931,489	106,579,478	(190,520)	1,352,242,281
Other beverages	128,948,478	61,533,214	224,796,810	22,916,498	—	438,195,000
Packaging	—	7,670,802	—	—	(908,206)	6,762,596
Net sales	492,071,540	461,002,788	715,728,299	129,495,976	(1,098,726)	1,797,199,877
Cost of sales	(296,893,869)	(265,287,659)	(440,654,978)	(79,505,628)	1,098,726	(1,081,243,408)
Distribution expenses	(50,807,225)	(74,059,744)	(55,131,215)	(7,044,659)	—	(187,042,843)
Administrative expenses	(101,676,504)	(87,897,233)	(130,689,621)	(21,877,574)	—	(342,140,932)
Finance income	3,453,892	240,844	4,680,739	280,148	—	8,655,623
Finance expense	(16,939,606)	(8,416,222)	(39,454,670)	(270,933)	—	(65,081,431)
Interest expense, net	(13,485,714)	(8,175,378)	(34,773,931)	9,215	—	(56,425,808)
Share of the entity in income of associates accounted for using the equity method, total	(212,439)	—	1,403,408	—	—	1,190,969
Income tax expense	(28,215,677)	(5,904,815)	(8,959,990)	(2,273,953)	—	(45,354,435)
Other income (loss)	(21,101,524)	(5,814,509)	(6,900,864)	(332,431)	—	(34,149,328)
Net income of the segment reported	(20,321,412)	13,863,450	40,021,108	18,470,946	—	52,034,092

Depreciation and amortization	38,707,146	18,372,306	32,702,078	13,185,395	—	102,966,925

Current assets	252,116,763	100,705,367	165,690,695	35,223,376	—	553,736,201
Non current assets	640,425,454	126,044,044	664,110,834	284,856,758	—	1,715,437,090
Segment assets, total	892,542,217	226,749,411	829,801,529	320,080,134	—	2,269,173,291

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,684,657	—	48,365,556	—	—	66,050,213
Capital expenditures and other	45,109,547	25,724,227	30,280,491	13,102,590	—	114,216,855

Current liabilities	86,641,700	125,942,946	172,228,688	25,399,093	—	410,212,427
Non-current liabilities	527,235,725	15,151,169	379,280,707	18,295,530	—	939,963,131
Segment liabilities, total	613,877,425	141,094,115	551,509,395	43,694,623	—	1,350,175,558

Cash flows provided by in Operating Activities	84,409,260	31,798,589	76,107,895	23,198,687	—	215,514,431
Cash flows used in Investing Activities	(100,090,488)	(25,297,402)	(25,663,739)	(15,724,107)	—	(166,775,736)
Cash flows provided by (used in) Financing Activities	(2,382,266)	(11,603,894)	(31,087,316)	(1,846,765)	—	(46,920,241)

For the period ended December 31, 2013	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	357,175,049	389,768,200	359,500,578	94,313,713	(1,137,508)	1,199,620,032
Other beverages	120,742,893	45,345,896	132,360,694	17,939,818	—	316,389,301
Packaging	—	6,115,002	—	—	(443,000)	5,672,002
Net sales	477,917,942	441,229,098	491,861,272	112,253,531	(1,580,508)	1,521,681,335
Cost of sales	(283,987,524)	(250,550,829)	(308,359,706)	(73,500,197)	1,580,508	(914,817,748)
Distribution expenses	(46,133,420)	(70,901,210)	(39,999,942)	(5,988,113)	—	(163,022,685)
Administrative expenses	(94,360,894)	(80,644,714)	(80,841,396)	(16,709,434)	—	(272,556,438)
Finance income	1,751,973	48,638	3,035,143	137,558	—	4,973,312
Finance expense	(16,619,213)	(5,407,881)	(6,524,560)	(392,369)	—	(28,944,023)
Interest expense, net	(14,867,240)	(5,359,243)	(3,489,417)	(254,811)	—	(23,970,711)
Share of the entity in income of associates accounted for using the equity method, total	724,629	—	58,789	—	—	783,418
Income tax expense	(15,339,760)	(7,743,806)	1,853,334	(1,736,032)	—	(22,966,264)
Other income (loss)	(13,023,761)	(8,434,348)	(12,573,197)	(832,377)	—	(34,863,683)
Net income of the segment reported	10,929,972	17,594,948	48,509,737	13,232,567	—	90,267,224

Depreciation and amortization	35,967,369	17,282,433	19,611,566	10,475,516	—	83,336,884

Current assets	205,826,948	89,031,091	141,763,935	23,962,112	—	460,584,086
Non current assets	632,472,652	129,560,418	609,181,470	251,162,684	—	1,622,377,224
Segment assets, total	838,299,600	218,591,509	750,945,405	275,124,796	—	2,082,961,310
Carrying amount in associates and joint ventures accounted for using the equity method, total	17,881,972	—	50,791,427	—	—	68,673,399
Capital expenditures and other	57,545,219	52,271,592	317,965,173	17,160,220	—	444,942,204
Current liabilities	151,808,516	117,167,718	108,646,120	24,521,785	—	402,144,139
Non-current liabilities	382,039,567	16,215,376	383,329,737	17,799,903	—	799,384,583
Segment liabilities, total	533,848,083	133,383,094	491,975,857	42,321,688	—	1,201,528,722

Cash flows provided by in Operating Activities	78,994,275	35,501,051	37,067,316	20,522,083	—	172,084,725
Cash flows used in Investing Activities	(76,510,197)	(51,754,052)	(302,125,052)	(17,160,220)	—	(447,549,521)
Cash flows provided by (used in) Financing Activities	282,137,848	19,569,666	7,924,748	(6,526,406)	—	303,105,856

For the year ended December 31, 2012	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Eliminations intercountries	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	299,673,400	281,696,617	359,116,392	26,884,520	(1,039,291)	966,331,638
Other beverages	75,199,621	25,075,149	92,480,349	5,143,780	(89,595)	197,809,304
Packaging	—	8,564,719	—	—	(412,844)	8,151,875
Net sales	374,873,021	315,336,485	451,596,741	32,028,300	(1,541,730)	1,172,292,817
Finance income	803,029	301,025	1,602,098	21,907	—	2,728,059
Finance costs	(7,540,887)	(2,277,362)	(1,231,153)	(123,351)	—	(11,172,753)
Finance income, net	(6,737,858)	(1,976,337)	370,945	(101,444)	—	(8,444,694)
Depreciation and amortization	(24,290,171)	(11,201,323)	(16,064,773)	(2,267,871)	—	(53,824,138)
Share of profit of associates using equity method of accounting	1,120,893	—	649,005	—	—	1,769,898
Income tax expense	(7,378,459)	(10,204,847)	(20,365,279)	(556,051)	—	(38,504,636)
Total expenses	(314,388,493)	(274,350,434)	(372,822,384)	(25,000,494)	1,541,730	(985,020,075)
Net income of the segment reported	23,198,933	17,603,544	43,364,255	4,102,440	—	88,269,172

Current assets	134,592,777	77,684,243	89,318,029	25,577,117	—	327,172,166
Non Current Assets	620,989,136	123,085,710	235,114,011	233,475,308	—	1,212,664,165
Segment assets, total	755,581,913	200,769,953	324,432,040	259,052,425	—	1,539,836,331
Investments in associates using equity method of accounting	17,848,009	—	55,232,052	—	—	73,080,061
Capital expenditures and other	57,115,820	46,833,922	69,605,956	6,085,212	—	179,640,910

Current liabilities	158,127,119	102,846,204	61,583,727	22,813,770	—	345,370,820
Non current liabilities	208,885,400	6,049,860	68,518,934	17,406,396	—	300,860,590
Segment liabilities, total	367,012,519	108,896,064	130,102,661	40,220,166	—	646,231,410

Cash flows generated from Operating Activities	62,059,810	42,711,789	74,224,089	9,861,112	—	188,856,800
Cash flows used in Investing Activities	(39,707,483)	(43,996,852)	(69,604,445)	(2,861,423)	—	(156,170,203)
Cash flows generated from (used in) Financing Activities	(38,808,788)	2,720,303	32,537,501	—	—	(3,550,984)

NOTE 5 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2014 and 2013:

Description	12.31.2014	12.31.2013
By item	ThCh$	ThCh$
Cash	595,442	505,545
Bank balances	13,931,375	23,317,938
Time deposits	13,159,563	16,233,044
Mutual funds	51,828,054	39,919,599
Total cash and cash equivalents	79,514,434	79,976,126

By currency	ThCh$	ThCh$
Dollar	5,747,745	10,021,933
Euro	15	522
Argentine Peso	1,317,489	7,947,636
Chilean Peso	17,708,037	30,452,472
Paraguayan Guaraní	9,385,359	3,970,265
Brazilian Real	45,355,789	27,583,298
Total cash and cash equivalents	79,514,434	79,976,126

5.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at December 31, 2014 and  2013:

Placement	Institution	Currency	Principal	Annual rate	12.31.2014
			ThCh$	%	ThCh$
11-28-2014	Banco de Chile	Chilean pesos	3,800,000	3.60	3,810,980
11-28-2014	Banco Santander	Chilean pesos	1,300,000	3.72	2,508,525
12-31-2014	Banco Regional S.A.E.C.A.	Paraguayan guaranies	4,218,542	4.00	4,218,542
12-19-2014	Banco Citibank NA	Paraguayan guaranies	1,310,758	4.75	1,310,758
12-19-2014	Banco Itaú Paraguay S.A.	Paraguayan guaranies	1,310,758	4.50	1,310,758
Total					13,159,563

Placement	Institution	Currency	Principal	Annual rate	12.31.2013
			ThCh$	%	ThCh$
12-18-2013	Banco Chile	Chilean pesos	4,340,000	4.56	4,347,147
12-18-2013	Banco Santander	Chilean pesos	4,340,000	4.92	4,347,705
12-11-2013	Banco Chile	Chilean pesos	3,000,000	4.68	3,007,800
12-18-2013	Banco HSBC	Chilean pesos	2,579,000	4.56	2,583,247
12-31-2013	Banco Regional S.A.E.C.A.	Paraguayan guaranies	1,929,567	3.50	1,929,567
12-18-2013	Banco Votorantim	Brazilian real	16,702	8.82	17,578
Total					16,233,044

5.2             Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2014	12.31.2013
	ThCh$	ThCh$
Mutual fund Soberano Banco Itaú — Brazil	41,354,014	20,414,604
Mutual fund Corporativo Banchile - Chile	7,006,132	9,720,215
Western Assets Institutional Cash Reserves - USA	3,313,647	6,427,025
Mutual fund Wells Fargo - USA	154,261	133,378
Mutual fund Banco Galicia - Argentina	—	3,224,247
UBS	—	130
Total mutual funds	51,828,054	39,919,599

NOTE 6 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2014 and  2013, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion 2014

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2014
				ThCh$	%	ThCh$
08-14-2014	02-13-2015	Banco Santander - Chile	Unidad de fomento	4,500,000	1.65%	4,632,134
08-14-2014	02-13-2015	Banco de Chile - Chile	Unidad de fomento	4,500,000	1.25%	4,625,025
08-14-2014	02-13-2015	Banco Estado - Chile	Unidad de fomento	4,500,000	1.15%	4,623,248
08-19-2014	02-13-2015	Banco Santander - Chile	Unidad de fomento	5,480,000	1.45%	5,633,637
08-29-2014	08-31-2015	Banco Itaú - Chile	Unidad de fomento	6,000,000	0.60%	6,143,820
08-29-2014	08-31-2015	Banco Santander - Chile	Unidad de fomento	6,000,000	0.70%	6,145,932
09-26-2014	05-13-2015	Banco Santander - Chile	Unidad de fomento	8,950,000	0.15%	9,127,301
09-26-2014	09-30-2015	Banco HSBC - Chile	Unidad de fomento	8,950,000	0.54%	9,136,789
10-07-2014	09-24-2015	Banco de Chile - Chile	Unidad de fomento	4,650,000	0.35%	4,738,930
11-06-2014	08-13-2015	Banco de Chile - Chile	Unidad de fomento	4,000,000	1.60%	4,053,000
11-06-2014	11-12-2015	Banco Santander - Chile	Unidad de fomento	4,000,000	1.58%	4,052,877
11-06-2014	08-13-2015	Banco Itaú - Chile	Unidad de fomento	4,000,000	1.47%	4,052,197
12-10-2014	08-13-2015	Banco Santander - Chile	Unidad de fomento	6,580,000	3.28%	6,592,590
12-10-2014	05-13-2015	Banco Itaú - Chile	Unidad de fomento	3,290,000	3.87%	3,297,427
12-12-2014	08-13-2015	Banco Itaú - Chile	Unidad de fomento	400,000	3.50%	400,739
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de fomento	4,100,000	3.86%	4,105,275
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de fomento	3,500,000	3.59%	3,504,188
12-26-2014	10-27-2015	Banco Santander - Chile	Unidad de fomento	2,000,000	2.75%	2,000,764
12-29-2014	10-27-2015	Banco Santander - Chile	Unidad de fomento	4,750,000	2.81%	4,750,742
12-30-2014	10-27-2015	Banco de Chile - Chile	Unidad de fomento	3,500,000	2.55%	3,500,248
11-28-2014	03-02-2015	Banco Citibank NA - Paraguay	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-28-2014	03-02-2015	Banco BBVA Paraguay S.A.	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-03-2014	01-02-2015	Banco Galicia - Argentina	Argentine pesos (1)	366,130	20.75%	366,130
11-05-2014	01-05-2015	Banco HSBC - Argentina	Argentine pesos (1)	148,668	20.00%	148,668
11-07-2014	01-06-2015	Banco Galicia - Argentina	Argentine pesos (1)	365,348	20.75%	365,348
11-17-2014	01-16-2015	Banco Industrial - Argentina	Argentine pesos (1)	291,128	22.00%	291,128
12-17-2014	02-18-2015	Banco Industrial - Argentina	Argentine pesos (1)	152,652	21.00%	152,652
11-21-2014	01-20-2015	Banco Galicia - Argentina	Argentine pesos (1)	304,783	20.75%	304,783
12-09-2014	02-09-2015	Banco Santander Río - Argentina	Argentine pesos (1)	349,255	20.90%	349,255
12-16-2014	02-18-2015	Banco Industrial - Argentina	Argentine pesos (1)	370,189	21.00%	370,189
12-19-2014	02-18-2015	Banco Santander Río - Argentina	Argentine pesos (1)	383,087	20.90%	383,087
12-22-2014	02-18-2015	Banco ICB - Argentina	Argentine pesos (1)	160,501	20.00%	160,501
12-29-2014	02-27-2015	Banco Santander Río - Argentina	Argentine pesos (1)	211,092	20.90%	211,092
Subtotal						100,841,212

(1)   Corresponds to time deposits entered into in order to guaranty derivative operations in Argentina

12.31.2014 ThCh$
Mutual funds
Banco Crédito e Inversiones - Chile	23,514
Western Assets Institutional Cash Reserves - USA	1,107,579
1,131,093
Bonds
Bonds Provincia Buenos Aires - Argentina	3,584

Guarantee Funds
Guarantee funds for derivative operations Rofex-Argentina (2)	1,729,820

Derivative futures contracts
Derivative futures contracts (see note Note 21)	2,871,333

Total other current financial assets	106,577,042

(2)         Corresponds to funds that should remain restricted according to the partial results from derivative operations in Argentina.

b)             Non-current portion 2014

12.31.2014 ThCh$
Time Deposits
Banco Votorantim	19,533
19,533

Derivative futures contracts
Derivative futures contracts (see note Note 21)	51,007,240
Total other non-current financial assets	51,026,773

c)              Current portion 2013

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	12.31.2013
				ThCh$	%	ThCh$
09-13-2013	02-13-2014	Banco HSBC - Chile	Chilean pesos	1,650,000	5.40	1,676,978
09-30-2013	03-26-2014	Banco Santander - Chile	Chilean pesos	1,600,000	5.52	1,622,571
10-10-2013	02-13-2014	Banco Santander - Chile	Chilean pesos	1,000,000	5.52	1,012,573
10-10-2013	03-26-2014	Banco HSBC - Chile	Chilean pesos	2,380,000	5.16	2,407,973
11-20-2013	04-22-2014	Banco HSBC - Chile	Chilean pesos	3,630,000	4.56	3,648,852
11-20-2013	04-22-2014	Banco BBVA - Chile	Chilean pesos	3,630,000	4.44	3,648,356
11-20-2013	22-04-2014	Banco Itaú - Chile	Chilean pesos	3,630,000	4.50	3,648,604
12-11-2013	05-29-2014	Banco HSBC - Chile	Chilean pesos	3,000,000	4.92	3,008,200
12-18-2013	04-22-2014	Banco de Chile- Chile	Chilean pesos	6,200,000	4.80	6,210,747
12-18-2013	04-22-2014	Banco Santander - Chile	Chilean pesos	6,200,000	4.92	6,211,014
10-15-2013	04-14-2014	Banco Bradesco	Brazilian real	25,662	10.01	26,129
Subtotal						33,121,997

12.31.2013
ThCh$
Bonds
Bonds Provincia Buenos Aires - Argentina	7,468

Derivative futures contracts
Derivative futures contracts (see note Note 21)	3,342,172
Total other non-current financial assets	36,471,637

d)             Non-current portion 2013

12.31.2013
ThCh$
Derivative futures contracts
Derivative futures contracts (see note Note 21)	7,922,287
Total other non-current financial assets	7,922,287

NOTE 7 —  CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 7.1   Other current non-financial assets

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Prepaid expenses	6,178,285	4,959,328
Fiscal credits	1,466,228	4,386,106
Prepaid insurance	53,402	112,460
Prepaid insurance (Argentine)	9,924	11,252
Other current assets	79,342	226,658
Total	7,787,181	9,695,804

Note 7.2   Other non-current, non-financial assets

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Judicial deposits (1)	22,717,093	21,357,404
Prepaid expenses	5,624,838	4,067,531
Fiscal credits	4,409,561	2,816,784
Others	305,288	554,434
Total	33,056,780	28,796,153

(1)       See note 22.2

NOTE 8 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2014			12.31.2013
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	164,026,718	(7,028,207)	156,998,511	153,734,921	(2,628,832)	151,106,089
Other current debtors	30,963,659	—	30,963,659	34,433,688	—	34,433,688
Current commercial debtors	194,990,377	(7,028,207)	187,962,170	188,168,609	(2,628,832)	185,539,777
Prepayments suppliers	6,017,624	—	6,017,624	4,926,329	—	4,926,329
Other current accounts receivable	4,189,001	(58,371)	4,130,630	5,018,016	(50,047)	4,967,969
Commercial debtors and other current accounts receivable	205,197,002	(7,086,578)	198,110,424	198,112,954	(2,678,879)	195,434,075

Non-current accounts receivable
Trade debtors	100,105	—	100,105	92,283	—	92,283
Other non-current debtors	6,997,704	—	6,997,704	7,538,970	—	7,538,970
Non-current accounts receivable	7,097,809	—	7,097,809	7,631,253	—	7,631,253

Trade and other receivable	212,294,811	(7,086,578)	205,208,233	205,744,207	(2,678,879)	203,065,328

Aging of debtor portfolio	Number of clients	12.31.2014	Number of clients	12.31.2013
		ThCh$		ThCh$
Up to date non-securitized portfolio	25,834	59,916,856	38,701	44,992,572
1 and 30 days	63,235	92,184,412	68,206	100,449,837
31 and 60 days	583	1,309,832	1,256	3,387,111
61 and 90 days	396	420,965	392	585,664
91 and 120 days	334	481,396	353	365,714
121 and 150 days	210	353,768	287	235,232
151 and 180 days	197	207,522	253	412,096
181 and 210 days	306	568,956	219	1,284,030
211 and 250 days	199	548,469	300	450,165
More than 250 days	1,248	8,134,647	1,134	1,664,783
Total	92,542	164,126,823	111,101	153,827,204

	12.31.2014	12.31.2013
	ThCh$	ThCh$
Current comercial debtors	164,026,718	153,734,921
Non-current comercial debtors	100,105	92,283
Total	164,126,823	153,827,204

The movement in the allowance for doubtful accounts between January 1 and December 31, 2014 and 2013, are presented below:

	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Opening balance	2,678,879	1,486,749	1,544,574
Bad debt expense	4,459,276	2,519,653	976,331
Reverse applied against the provision	(35,827)	(1,278,400)	(843,766)
Change due to foreign exchange differences	(15,750)	(49,123)	(190,390)
Movement	4,407,699	1,192,130	(57,825)
Ending balance	7,086,578	2,678,879	1,486,749

NOTE 9 —  INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2014	12.31.2013
	ThCh$	ThCh$
Raw materials	74,691,675	64,227,397
Finished goods	27,912,801	25,526,110
Spare parts and supplies	26,213,284	21,960,091
Merchandise	19,981,602	14,713,305
Work in progress	289,740	324,781
Other inventories	3,039,477	2,510,771
Obsolescence provision (1)	(2,400,961)	(3,408,464)
Total	149,727,618	125,853,991

The cost of inventory recognized as cost of sales is ThCh$ 1,081,243,408, ThCh$ 914,817,748 and ThCh$ 698,955,215 at December 31, 2014, 2013 and 2012, respectively.

(1)             The provision for obsolescence is primarily related more to the obsolescence of parts classified as inventories than finished goods and raw materials.

NOTE 10 —  CURRENT AND DEFERRED INCOME TAXE

For the year ended December 31, 2014, the Company had taxable profits of ThCh$ 64,344,562, comprised of profits with credits for first category income tax amounting to ThCh$ 53,682,038 and profits without credits amounting to ThCh$ 10,662,524.

10.1                                Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 which amends the Chilean tax regime, with the main following changes:

·                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which should be subsequently ratified by a future General Shareholders Meeting.

·                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

·                  The effect of applying the new rate of 21% from  January 1, 2014, generated a higher charge to income in the amount of ThCh$ 180,724.

·                  Regarding the amendments to deferred taxes resulting from rate changes to be applied during the reversal period of differences between the bases of valuation of assets and liabilities by deferred taxes, were recognized on December 31, 2014, according to IAS 12 with a charge to net income, amounting to a total of ThCh$ 23,615,151.

10.2                                Current tax assets

Current tax payables correspond to the following items:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Monthly provisional payments	5,727,642	3,756,220
Tax credits (1)	297,407	233,477
Total	6,025,049	3,989,697

(1)         Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

10.3                                                Current tax liabilities

Current tax payables correspond to the following items

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Income tax expense	2,931,206	3,679,057
Total	2,931,206	3,679,057

10.4                                                Income tax expense

The current and deferred income tax expenses for the years ended December 31, 2014 and 2013 are detailed as follows:

Item	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Current income tax expense	16,313,855	31,237,950	31,849,744
Adjustment to current income tax from the previous fiscal year	(547,549)	1,051,182	172,055
Withholding tax expense foreign subsidiaries	4,848,794	1,032,620	322,703
Property tax expense	784,742	668,111	428,008
Other current income tax expense (income)	(220,675)	(12,281)	72,905
Current income tax expense	21,179,167	33,977,582	32,845,415
Income (expense) for the creation and reversal of current tax difference	840,269	(11,011,318)	5,659,221
Tax reform	23,334,999	—	—
Expense (income) for deferred taxes	24,175,268	(11,011,318)	5,659,221
Total income tax expense	45,354,435	22,966,264	38,504,636

10.5                                                Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	12.31.2014		12.31.2013
Temporary differences (4)	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	1,825,735	50,035,641	1,056,518	49,845,214
Obsolescence provision	1,789,886	—	965,678	—
Employee benefits	3,092,399	—	2,088,002	31,116
Post-employment benefits	82,299	798,459	53,660	109,700
Tax loss carried-forwards (1) and (2)	12,301,624	—	6,889,833	—
Tax Goodwill Brazil	51,257,770	—	58,617,580	—
Contingency provision	29,553,200	—	26,495,935	—
Foreign exchange differences (Foreign Subsidiaries) (3)	—	2,612,804	—	2,456,789
Allowance for doubtful accounts	977,330	—	328,046	—
Tax resulting from holding inventories (Argentina)	1,892,625	—	1,154,458	—
Assets and liabilities for placement of bonds	—	809,091	—	516,364
Lease liabilities	4,441,730	—	3,807,924	11,924
Inventories	—	78,337	425,384	415,379
Distribution rights	—	178,308,862	—	153,253,820
Others	939,033	1,636,584	850,620	1,630,816
Subtotal	108,153,631	234,279,778	102,733,638	208,271,122
Net Liabilities	—	126,126,147	—	105,537,484

(1)         Tax losses associated mainly with our subsidiary in Chile - Embotelladora Andina Chile S.A., which is in the process of implementation of their manufacturing and commercial operations, the amount totals to ThCh$ 9,994,425 and other minor  subsidiaries in Chile ThCh$ 540,276. Tax losses in Chile do not have an expiration date

(2)         Tax losses associated to our subsidiary Rio de Janeiro Refrescos Ltda. amounting to ThCh$ 1,766,923 arising during  2014.

(3)         This corresponds to tax incentives in Brazil that consist of a tax withholding reduction that are recorded under income statement, but under tax rules they must be recorded in equity, and cannot be distributed as dividends.

(4)         Balances are increased due to rate changes resulting from the Tax Reform approved in Chile, which is explained in note 10.1.

10.6           Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$

Opening Balance	105,537,484	111,414,626	35,245,490
Increase due to merger	—	6,938,385	76,544,806
Increase (decrease) in deferred tax	(4,931,757)	(12,592,600)	4,453,994
Increase resulting from Tax Reform rates	23,334,999	—	—
Decrease due to foreign currency translation	2,185,421	(222,927)	(4,829,664)
Movements	20,588,663	(5,877,142)	76,169,136
Ending balance	126,126,147	105,537,484	111,414,626

10.7           Distribution of domestic and foreign tax expense

For the years ended  December 31, 2014 and 2013, domestic and foreign tax expense are detailed as follows:

Income tax	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Current income taxes
Foreign	(15,058,221)	(18,135,554)	(25,054,795)
Domestic	(6,120,946)	(15,842,028)	(7,790,620)
Current income tax expense	(21,179,167)	(33,977,582)	(32,845,415)

Deferred income taxes
Foreign	(2,080,538)	10,509,053	(6,071,382)
Domestic	(22,094,730)	502,265	412,161
Deferred income tax expense	(24,175,268)	11,011,318	(5,659,221)
Income tax expense	(45,354,435)	(22,966,264)	(38,504,636)

10.8           Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2014	12.31.2013
	ThCh$	ThCh$
Net income before taxes	97,388,527	113,233,488
Tax expense at legal rate (21.0%)	(20,451,591)	—
Tax expense at legal rate (20.0%)	—	(22,646,698)
Effect of a different tax rate in other jurisdictions	(6,916,744)	(8,244,382)

Permanent differences:
Non-taxable revenues	16,703,891	14,908,228
Non-deductible expenses	(7,336,011)	(6,750,973)
Tax reform (Chile)	(23,334,999)	—
Tax effect of tax provided in excess of prior period	(254,185)	—
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(3,764,796)	(232,439)
Adjustments to tax expense	(17,986,100)	7,924,816

Tax expense at effective rate	(45,354,435)	(22,966,264)
Effective rate	46.6%	20.3%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2014	2013
Chile	21%	20%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 11 —  PROPERTY, PLANT AND EQUIPMENT

11.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2014	12.31.2013	12.31.2014	12.31.2013	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	25,522,059	36,544,802	—	—	25,522,059	36,544,802
Land	76,957,848	76,063,090	—	—	76,957,848	76,063,090
Buildings	223,273,615	192,480,646	(51,215,168)	(40,664,034)	172,058,447	151,816,612
Plant and equipment	489,218,564	441,676,692	(235,979,731)	(200,955,598)	253,238,833	240,721,094
Information technology	17,527,911	16,144,001	(12,706,055)	(10,559,816)	4,821,856	5,584,185
Fixed facilities and accessories	34,015,967	45,615,919	(8,960,420)	(12,407,955)	25,055,547	33,207,964
Vehicles	36,966,300	28,724,536	(20,796,517)	(13,602,672)	16,169,783	15,121,864
Leasehold improvements	786,269	770,928	(340,149)	(203,887)	446,120	567,041
Other property, plant and equipment (1)	404,317,216	378,989,105	(265,512,424)	(245,665,949)	138,804,792	133,323,156
Total	1,308,585,749	1,217,009,719	(595,510,464)	(524,059,911)	713,075,285	692,949,808

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at December 31, 2014 and 2013 is detailed as follows:

Other property, plant and equipment	12.31.2014	12.31.2013
	ThCh$	ThCh$
Bottles	62,769,011	71,654,957
Marketing and promotional assets	66,444,241	42,683,677
Other property, plant and equipment	9,591,540	18,984,522
Total	138,804,792	133,323,156

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	:	Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	:	Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	:	Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.
Paraguay	:	Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

11.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2014 and January 1 and December 31, 2013:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2014	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808
Additions	61,749,644	—	2,689,039	46,090,966	403,941	196,726	921,557	—	13,661,737	125,713,610
Disposals	(16,668)	(109,252)	(22,864)	(3,017,160)	(1,296)	(1,940)	(51,126)	—	(1,299,940)	(4,520,246)
Transfers between items of property, plant and equipment	(71,807,784)	—	22,189,920	13,217,587	920,853	(5,762,142)	4,710,288	—	36,531,278	—
Depreciation expense	—	—	(5,510,350)	(37,943,247)	(2,020,178)	(1,818,210)	(4,661,508)	(132,184)	(47,832,641)	(99,918,318)
Increase (decrease) due to foreign currency translation differences	(912,128)	1,004,086	568,887	(1,733,312)	54,839	(766,851)	206,760	11,208	9,964,653	8,398,142
Other increase (decrease)	(35,807)	(76)	327,203	(4,097,095)	(120,488)	—	(78,052)	55	(5,543,451)	(9,547,711)
Total movements	(11,022,743)	894,758	20,241,835	12,517,739	(762,329)	(8,152,417)	1,047,919	(120,921)	5,481,636	20,125,477
Ending balance at December 31, 2014	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2013	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	99,023,742	13,048,106	5,123,731	16,777,829	469,280	479,487	1,097,294	7,535	43,207,810	179,234,814
Disposals	—	(733,044)	(230,659)	(2,198,991)	(213)	(700,111)	—	—	(2,030,783)	(5,893,801)
Transfers between items of property, plant and equipment	(120,904,100)	(182,817)	16,005,001	61,071,686	1,666,511	10,979,455	6,629,711	639,213	24,095,340	—
Transfer to investment property	—	—	—	(1,565,232)	—	—	—	—	—	(1,565,232)
Additions from business combinations (1)	18,282	9,124,967	13,469,878	25,832,574	551,976	—	2,027,699	—	7,692,513	58,717,889
Depreciation expense	—	—	(3,912,718)	(28,448,397)	(1,694,902)	(2,346,228)	(2,153,714)	(89,976)	(42,943,717)	(81,589,652)
Increase (decrease) due to foreign currency translation differences	(3,319,254)	(1,389,534)	(8,451,502)	(5,130,748)	(150,635)	2,412,608	(313,103)	847	(3,345,472)	(19,686,793)
Other increase (decrease)	(9,578)	(939,303)	(1,966,518)	(1,796,976)	(1,058,055)	(2,455,839)	(1,720)	—	(4,590,153)	(12,818,142)
Total movements	(25,190,908)	18,928,375	20,037,213	64,541,745	(216,038)	8,369,372	7,286,167	557,619	22,085,538	116,399,083
Ending balance at December 31, 2013	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808

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

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of  December 31, 2014 and  December 31, 2013 are detailed as follows:

12.1           Accounts receivable:

12.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2014	12.31.2013
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	5,629,383	4,958,064
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	359,933	607,913
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	—	2,441,871
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	4,847	20,368
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	290	771
		Total			5,994,453	8,028,987

12.1.2       Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2014	12.31.2013
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	24,752	18,765

		Total			24,752	18,765

12.2           Accounts payable:

12.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2014	12.31.2013
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	14,076,916	11,942,070
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	5,831,334	2,500,343
Foreign	Recofarma do Industrias Amazonas Ltda,	Related to Shareholder	Brazil	Brazilian real	13,482,012	9,613,040
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	6,281,874	4,882,720
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollars	5,354,145	3,489,376
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	10,356,646	10,683,703
Foreign	Socoraba Refrescos S.A.	Associate	Brazil	Brazilian real	—	83,128
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	583,862	230,907
		Total			55,966,789	43,425,287

12.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2014
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	132,201,085
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,112,331
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,143,674
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	5,494,143
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	35,394,840
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,210,686
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	12,526,172
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,369,911
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	101,724,406
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,598,422
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	35,118,038
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	112,809,593
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	15,624,972
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,718,878
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	—
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and advertising participation	Chilean pesos	986,989
Foreign	Sorocaba Refrescos S. A.	Associate	Brazil	Purchase of products	Brazilian real	537,948

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2013
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	110,774,146
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	5,429,796
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,646,654
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	5,571,189
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	33,459,965
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	3,373,064
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean peso	2,822,034
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean peso	145,773
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	28,698,682
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,383,113
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Purchase of concentrates	Brazilian real	97,171,997
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Reimbursement and other purchases	Brazilian real	630,511
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Advertising participation payment	Brazilian real	14,788,823
Foreign	Sorocaba Refrescos S. A.	Associate	Brasil	Purchase of products	Brazilian real	2,788,906
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brasil	Purchase of products	Brazilian real	31,991,055
Foreign	Sistema de Alimentos e Bebidas do Brasil Ltda.	Associate	Brasil	Purchase of products	Brazilian real	24,283,921
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	95,897,878
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,321,031
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	8,534,260
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,406,642
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and marketing expenses recovery	Chilean peso	1,426,307
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	883,534
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	54,441,000
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	54,953,000

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2012
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	76,756,589
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	3,184,671
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,731,636
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of finished products	Chilean peso	1,245,309
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	1,016,520
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean peso	3,686,498
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	28,986,747
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	2,722,611
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	10,293,435
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,244,302
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Purchase of concentrates	Brazilean real	78,524,183
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Reimbursement and other purchases	Brazilean real	1,335,869
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Advertising participation payment	Brazilean real	14,502,915
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	68,569,280
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,624,656
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	5,419,055
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,873,336
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	61,042,686
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	59,455,046
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean peso	223,027
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	1,358,380
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling charges	Chilean peso	349,211
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Sale of raw material and materials	Chilean peso	4,697,898
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Purchase of finished products	Chilean peso	18,656,191
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Purchase of finished products	Chilean peso	14,618,933
96.705.990-0	Envases Central S. A. (1)	Associate	Chile	Sale of raw materials and materials	Chilean peso	2,479,381
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Purchase of finished products	Chilean peso	4,065,125

(1) Corresponds to transactions generated with Vital Aguas S.A:, Vital Jugos S.A. and Envases Central S.A. up until before taking control over those companies as a result of what has been described in Note 3a)

12.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	5,296,344	4,965,149	4,511,609
Director allowances	1,512,000	1,512,000	1,302,000
Contract termination benefits	327,000	—	—
Accrued benefits during the last five years and paid during the period	1,030,990	196,819	723,298
Total	8,166,334	6,673,968	6,536,907

NOTE 13 —  EMPLOYEE BENEFITS

As of December 31, 2014 and 2013, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$ 14,563,449 and ThCh$ 8,749,678, respectively.

This liability is included in other non-current non-financial liabilities in the statement of financial position.

Employee benefits expense is allocated between the cost of sales, cost of marketing, distribution costs and administrative expenses.

13.1           Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Wages and salaries	197,343,949	164,138,911	116,549,091
Employee benefits	47,424,162	36,190,649	29,023,263
Severance and post-employment benefits	7,154,581	4,519,576	2,474,611
Other personnel expenses	12,721,326	9,334,468	7,218,448
Total	264,644,018	214,183,604	155,265,413

13.2        Number of Employees

Description	12.31.2014	12.31.2013	12.31.2012
Number of employees	16,136	16,587	13,762
Number of average employees	15,703	15,913	12,028

13.3        Post-employment benefits

This item represents post employment benefits which are determined as stated in Note 2.17

Post-employment benefits	12.31.2014	12.31.2013
	ThCh$	ThCh$

Non-current provision	8,125,107	8,758,111
Total	8,125,107	8,758,111

13.4        Post-employment benefits movement

The movements of post-employment benefits for the periods ended December 31, 2014 and 2013 are detailed as follows:

Movements	12.31.2014	12.31.2013
	ThCh$	ThCh$
Opening balance	8,758,111	7,037,122
Increase due to merger	—	—
Service costs	1,385,620	1,957,686
Interest costs	199,314	133,561
Net actuarial losses	342,990	1,411,030
Benefits paid	(2,560,928)	(1,781,288)
Total	8,125,107	8,758,111

13.5        Assumptions

The actuarial assumptions used at  December 31, 2014 and 2013 were:

Assumptions	12.31.2014	12.31.2013

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1           Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2014	12.31.2013	12.31.2014	12.31.2013
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	17,684,657	17,881,972	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2) (3)	Brasil	Brazilian real	14,910,530	17,354,749	8.82%	10.87%
Foreign	Kaik Participacoes Ltda. (2)	Brasil	Brazilian real	1,276,042	1,165,044	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brasil	Brazilian real	238,647	100,874	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brasil	Brazilian real	31,940,337	32,170,760	40.00%	40.00%

	Total			66,050,213	68,673,399

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

(3)             In October 2014, Rio Janeiro Refrescos Ltda., sold the 2.05% stake in Leão Alimentos e Bebidas Ltda. according to volume quotas for US$ 4,495,771 generating earnings amounting to ThCh$ 300,816, which were recognized as a credit to results.

14.2           Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the period ended December 31, 2014, 2013 and 2012:

Details	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Opening Balance	68,673,399	73,080,061	60,290,966
Investment in Holdfab 2 Soc Participacoes Ltda and SABB in exchange for interest in the new company Leao Alimentos e Bebidas Ltda.	—	(19,349,496)	—
Capital increases in equity investees	—	—	2,380,320
Acquisition of Sorocaba Refrescos S.A. (40%)	—	—	34,513,444
Increase in interest in new company Leao Alimentos e Bebidas Ltda. By 9.57%	—	18,928,747	—
Increase of 1.30% participation in Leao Alimentos e Bebidas Ltda. for cquisition of the Compañía de Bebidas Ipiranga, October 11, 2013.	—	2,089,253	—
Dividends received	(1,590,674)	(2,085,031)	—
Variation of minimum dividends from equity investees	149,938	22,459	(402,148)
Share in operating income	2,169,272	1,325,518	2,409,110
Unrealized income	85,266	85,266	7,791
Other decrease investment in associate (Sale participation in Leon Alimentos y Bebidas Ltda.).	(4,194,955)	(3,704,831)	—
Deferred tax effect resulting from change in related tax rate in associate	(438,347)	—	—
Deconsolidation of certain investments under equity method of accounting due to Polar merger (1)	—	—	(22,466,682)
Decrease due to foreign currency translation differences	1,196,314	(1,718,547)	(3,652,740)
Ending Balance	66,050,213	68,673,399	73,080,061

(1)         Corresponds to the proportional equity value recorded as of September 30, 2012 for the equity investees Vital Aguas S.A. Vital Jugos S.A. and Envases Central, as explained in note 3 a) as a result of the merger with Embotelladoras Coca-Cola Polar, they are now considered subisidiaries and are incorporated into the Company´s consolidation as of October 1, 2012.

The main movements for the periods ended 2014, 2013 and 2012 are detailed as follows:

·             During the year ended December 31, 2014, the Company received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$ 760,037 ( ThCh$ 1,340,492 at December 31, 2013). During the year 2012 said Company did not distributed dividends, however, the minimum dividend established by the corporate law has been recognized in the amount of ThCh$ 402,148.

·             During the year ended December 31, 2014,  Sorocaba Refrescos S.A.  has distributed  dividends of ThCh$ 830,637 (ThCh$ 744,539 at December 31, 2013).

·             During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda., and Sistema de Alimentos de Bebidas Do Brasil Ltda., into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

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

·             After the merger with Embotelladoras Coca-Cola Polar, identified in Note 3a) the Company acquired control in Vital Jugos S.A., Vital Aguas S.A. and Envases Central as of October 1, 2012, since it now holds an ownership interest of 72.0%, 73.6% and 59.27% respectively, and the substantive participating rights of other shareholders that previously existed are no longer in effect.

·             In November 2012 and exercising the faculties given by the Shareholders’ Agreements, Coca-Cola Embonor S.A., purchased at book value 7.1% ownership interest in Vital Aguas S.A. and 7.0% ownership interest in Vital Jugos S.A. The disbursements received for these transactions amounted to ThCh$ 2,112,582.

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

·             During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda. and Sistema de Alimentos de Bebidas Do Brasil Ltda. into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

14.3 Reconciliation of share of profit in investments in associates:

Details	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	1,730,925	1,325,518	2,409,110

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(625,222)	(627,366)	(647,003)
Amortization of Fair Value in Vital Jugos S. A	85,266	85,266	85,266
Amortization of fair value adjustments related to the Vital acquisition	—	—	(77,475)
Income Statement Balance	1,190,969	783,418	1,769,898

14.4        Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of December 31, 2014:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	64,887,663	138,474,778	11,272,685	5,184,855	398,795,472
Total liabilities	28,409,885	57,233,278	43	4,588,430	228,729,868
Total revenue	44,960,882	12,099,822	721,375	—	461,349,291
Net income of associate	1,531,727	747,644	721,375	592,085	8,601,678

Reporting date	12/31/2014	11/30/2014	11/30/2014	11/30/2014	11/30/2014

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1           Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	December 31, 2014			December 31, 2013
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	719,385,108	—	719,385,108	691,355,453	—	691,355,453
Software	22,591,363	(14,242,229)	8,349,134	21,106,268	(12,308,966)	8,797,302
Water rights	521,234	(74,197)	447,037	532,912	(79,175)	453,737
Total	742,497,705	(14,316,426)	728,181,279	712,994,633	(12,388,141)	700,606,492

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

	12.31.2014	12.31.2013
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Brazil	230,712,143	226,182,916
Paraguay	186,636,782	162,904,834
Argentina	1,730,456	1,961,976
Total	719,385,108	691,355,453

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2014 and December 31, 2013:

	December 31, 2014				December 31, 2013
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	691,355,453	453,737	8,797,302	700,606,492	459,320,270	407,957	4,854,046	464,582,273
Increase due to acquisitions	—	—	—	—	228,359,641	—	1,034,159	229,393,800
Additions	—	—	3,191,059	3,191,059	—	56,000	4,709,903	4,765,903
Amortization	—	(4,365)	(3,048,607)	(3,052,972)	—	(4,948)	(1,747,232)	(1,752,180)
Other increases (decreases)(1)	28,029,655	(2,335)	(590,620)	27,436,700	3,675,542	(5,272)	(53,574)	3,616,696
Ending balance	719,385,108	447,037	8,349,134	728,181,279	691,355,453	453,737	8,797,302	700,606,492

(1)     Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights.

15.2                                                     Goodwill

Movement in goodwill is detailed as follows:

Year ended December 31, 2014

Operating segment	01.01.2014	Additions	Disposals or impairments		Foreign currency translation differences where functional currency is different from presentation currency	12.31.2014
	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Chilean operation	8,522,488	—	(19,465)		—	8,503,023
Brazilian operation	88,659,503	—	(292,365	)(1)	1,754,919	90,122,057
Argentine operation	11,404,496	—	—		(1,345,771)	10,058,725
Paraguayan operation	7,192,580	—	—		1,047,814	8,240,394
Total	115,779,067	—	(311,830)		1,456,962	116,924,199

Year ended December 31, 2013

Operating segment	01.01.2013	Additions		Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2013
	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	19,465		—	—	8,522,488
Brazilian operation	35,536,967	55,255,194	(2)	—	(2,132,658)	88,659,503
Argentine operation	13,837,339	—		—	(2,432,843)	11,404,496
Paraguayan operation	6,915,412	—		—	277,168	7,192,580
Total	64,792,741	55,274,659		—	(4,288,333)	115,779,067

(1)              Corresponds to goodwill generated from the adcquisition of Compañía de Bebidas Ipiranga, refer to Note 3.

(2)              Corresponds to the final valuation of assets and liabilities acquired at the purchase of Compañia de Bebidas Ipiranga, in accordance to what has been described in Note 3 “Business Combinations”.

15.3                                                     Impairment Test

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

The main assumptions used in the calculations, performed at December 31, 2014 (the impairment tests are performed annually):

Country	Volume Growth Rate	Discount Rate	Local Inflation Rate
Argentina	2.9%	32.8%	22.7%
Brazil	2.9%	10.7%	5.2%
Chile	3.7%	8.7%	3.1%
Paraguay	3.8%	12.4%	5.0%

As a result of the annual test there were no impairments identified in any of the CGUs (distribution rights) or reporting segments (goodwill).

The fair value of  Company’s Chilean Regions CGU is approximately equal to net book value.  The distribution rights associated with this CGU were acquired in the Polar acquisition in October 2012. The Chilean Regions CGU is sensitive to expected future growth rates in sales volumes and sales prices, as well as changes in the discount rate, including market and risk premiums. The Chilean Regions CGU’s failure to meet management’s objectives or a future increase in the discount rate could result in future impairment of some or all of the Chilean Regions distribution rights, which were ThCh$ 300,305,727 at December 31, 2014.

NOTE 16 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2014	12.31.2013
	ThCh$	ThCh$
Bank loans	41,675,933	70,356,550
Bonds payable	17,623,883	15,589,444
Deposits in guarantee	15,982,913	14,577,572
Derivative contract obligations (see note 21)	4,431,484	1,037,473
Leasing agreements	3,688,227	5,316,216
Total	83,402,440	106,877,255

Non-current	12.31.2014	12.31.2013
	ThCh$	ThCh$
Bank loans	46,414,771	68,086,431
Bonds payable	657,220,248	532,376,302
Derivative contract obligations (see note 21)	—	948,481
Leasing agreements	22,981,421	3,950,845
Total	726,616,440	605,362,059

The fair value of the aforementioned financial liabilities is presented below:

Currrent	Book Value 12.31.2014	Fair Value 12.31.2014	Book Value 12.31.2013	Fair Value 12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	79,514,434	79,514,434	79,976,126	79,976,126
Other financial assets (3)	106,577,042	106,577,042	36,471,637	36,471,637
Trade and other accounts receivable, net (3)	198,110,424	198,110,424	195,434,075	195,434,075
Accounts receivable from related parties (3)	5,994,453	5,994,453	8,028,987	8,028,987
Bank Loans (1)	41,675,933	42,604,758	70,356,550	70,110,113
Bonds Payable (2)	17,623,883	18,852,764	15,589,444	16,109,523
Deposits in guarantee (3)	15,982,913	15,982,913	14,577,572	14,577,572
Derivative contract obligations (see note 21)	4,431,484	4,431,484	1,037,473	1,037,473

Non-current	12.31.2014	12.31.2014	12.31.2013	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	51,026,773	51,026,773	7,922,287	7,922,287
Trade and other receivables (3)	7,097,809	7,097,809	7,631,253	7,631,253
Accounts receivable from related parties (3)	24,752	24,752	18,765	18,765
Bank loans (1)	46,414,771	41,861,984	68,086,431	66,079,744
Bonds payable (2)	657,220,248	701,322,386	532,376,302	549,592,754
Derivative contract obligations (see note 21)	—	—	948,481	948,481

(1)             The fair values are based on discounted cash flows using market based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of coporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

16.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	12.31.2014	12.31.2013
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	5.76%	5.76%	—	—	—	665,914
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	—	—	—	1,932,039
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Unidades de fomento	At maturity	3.84%	3.84%	—	—	—	23,924,349
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean pesos	Monthly	1.10%	1.10%	7,238	2,395	9,633	38,313
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean pesos	At maturity	6.50%	6.50%	—	—	—	1,887,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean pesos	At maturity	5.00%	5.00%	205,000	—	205,000	—
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	Semiannually	4.29%	4.29%	211,137	—	211,137	199,487
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	190,666	468,314	658,980	1,181,591
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	157,591	591,305	748,896	809,756
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	50,904	150,428	201,332	227,753
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.06%	23.06%	853,102	—	853,102	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.38%	23.38%	—	4,587,880	4,587,880	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	At maturity	18.85%	18.85%	—	—	—	5,162,051
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	21,064	39,913	60,977	93,778
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	385,008	1,005,811	1,390,819	85,866
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	73,045
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	51,945	147,005	198,950	197,217
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	22,738
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	82,786	236,498	319,284	274,524
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	48,179	138,658	186,837	184,855
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	8,862,492
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	70,588	140,139	210,727	319,342
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	146,019	399,130	545,149	425,755
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	7,578,030
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine pesos	At maturity	28.00%	28.00%	5,080,638	—	5,080,638	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	83,593	234,157	317,750	382,211
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	83,593	234,157	317,750	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	Monthly	30.25%	30.25%	453,690	—	453,690	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	15.25%	15.25%	79,631	236,522	316,153	91,405
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	23,623
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	VOTORANTIM	Brazil	Brazilian real	Monthly	9.40%	9.40%	32,894	32,894	65,788	128,393
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Brazilian real	Monthly	6.63%	6.63%	—	—	—	2,313,264
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Brazilian real	Monthly	6.60%	6.60%	1,045,057	3,152,076	4,197,133	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	108,275	332,591	440,866	299,997
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Monthly	2.992%	2.992%	—	16,118,096	16,118,096	9,260,831
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	3.06%	3.06%	—	—	—	572,058
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Quarterly	12.41%	12.41%	—	—	—	602,303
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	4.50%	4.50%	174,976	428,302	603,278	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	11.79%	11.79%	—	—	—	2,336,239
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	4.50%	4.50%	—	—	—	190,737
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.00%	7.00%	881,046	2,495,042	3,376,088	9,594
Total												41,675,933	70,356,550

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.1.2  Bank obligations, non-current December 31,2014

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2014
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	4,169,265	3,582,205	1,133,230	65,787	—	8,950,487
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Río	Brazil	Brazilian real	Monthly	7.15%	7.15%	476,272	310,662	158,529	117,869	—	1,063,332
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dólar USA	Monthly	2.992%	2.992%	8,280,509	8,280,509	—	—	—	16,561,018
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	4.50%	4.50%	428,302	—	—	—	—	428,302
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.00%	7.00%	3,327,965	3,157,786	3,131,517	3,131,517	820,546	13,569,331
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	14.80%	9.90%	581,022	—	—	—	—	581,022
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	150,428	—	—	—	—	150,428
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	175,174	—	—	—	—	175,174
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	988,071	—	—	—	—	988,071
Foreign	Embotelladora del Atántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	326,400	—	—	—	—	326,400
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	269,432	—	—	—	—	269,432
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	157,737	—	—	—	—	157,737
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	290,509	—	—	—	—	290,509
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	315,363	—	—	—	—	315,363
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	At maturity	4.29%	4.29%	1,949,555	—	—	—	—	1,949,555

														Total	46,414,771

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.1.3  Bank obligations, non-current, December 31, 2013

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	more 5	At
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2013
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Brazilian Real	Monthly	9.40%	9.40%	32,464	32,464	—	—	—	64,928
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	6.63%	6.63%	4,721,649	4,721,649	1,043,036	—	—	10,486,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Rio	Brazil	Brazilian Real	Monthly	7.15%	7.15%	391,812	391,811	—	—	—	783,623
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Itaú	Brazil	US$Dollars	Monthly	2.992%	2.992%	3,147,356	3,147,356	11,059,059	11,059,058	—	28,412,829
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian Real	Quarterly	12.41%	12.41%	489,877	489,876	—	—	—	979,753
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Quarterly	11.79%	11.79%	3,062,054	3,062,054	3,062,054	3,062,054	3,827,567	16,075,783
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	4.50%	4.50%	189,654	189,654	21,685	—	—	400,993
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	7.00%	7.00%	9,499	9,499	3,958	—	—	22,956
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	198,978	198,978	—	—	—	397,956
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	752,222	752,221	—	—	—	1,504,443
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	119,166	119,165	—	—	—	238,331
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	400,990	400,990	—	—	—	801,980
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	33,940	33,939	—	—	—	67,879
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	65,365	65,365	—	—	—	130,730
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	1,078,063	1,078,062	—	—	—	2,156,125
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	255,770	255,769	—	—	—	511,539
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santanderr Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	268,178	268,178	—	—	—	536,356
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	273,922	273,922	—	—	—	547,844
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank Of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	1,431,997	1,431,997	—	—	—	2,863,994
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	At maturity	15.25%	15.25%	357.558	357,558	—	—	—	715,116
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Pesos chilenos	At maturity	4.29%	4.29%	193,470	193,469	—	—	—	386,939
	Total														68,086,431

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.2.1        Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	12.31.2014	12.31.2013	12.31.2014	12.31.2013	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	18,457,970	16,260,180	662,420,327	538,269,015	680,878,297	554,529,195
Expenses of bond issuance and discounts on placement	(834,087)	(670,736)	(5,200,079)	(5,892,713)	(6,034,166)	(6,563,449)
Net balance presented in statement of financial position	17,623,883	15,589,444	657,220,248	532,376,302	674,844,131	547,965,746

16.2.2        Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market. In the month of April 2014, the Company placed series E bonds on the Chilean market for an amount of UF 3,000,000. Following is a detail of the these instruments:

		Face	Unit of	Interest	Final	Interest	Date
	Series	amount	Adjustment	rate	Maturity	Payment	Amortization of capital	12.31.2014	12.31.2013
								ThCh$	ThCh$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	750,000	UF	3.0%	08-15-2017	Semiannually	02-15-2015	6,363,030	6,087,682
SVS Registration N°254 SVS 06.13.2001	B	2,901,125	UF	6.5%	06-01-2026	Semiannually	06-01-2015	4,749,263	4,262,972
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-15-2021	548,679	519,326
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	284,837	303,298
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	1,236,149	1,316,268
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	914,996	—
Yankee Bonds	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	4,361,016	3,770,634
Total current portion								18,457,970	16,260,180
Bonds non-current portion
SVS Registration N°640 SVS 08.23.2010	A	750,000	UF	3.0%	08-15-2017	Semiannually	02-15-2016	12,313,550	17,482,170
SVS Registration N°254 SVS 06.13.2001	B	2,901,125	UF	6.5%	06-01-2026	Semiannually	06-01-2016	67,077,946	67,623,955
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-15-2021	36,940,650	34,964,340
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	24,662,705	23,309,560
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	98,662,919	93,238,240
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	73,881,307	—
Yankee Bonds	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	348,881,250	301,650,750
Total non-current portion								662,420,327	538,269,015

Accrued interest included in the current portion of bonds totaled ThCh$ 8,122,961 and ThCh$ 6,550,485 at December 31, 2014 and 2013, respectively.

16.2.3                       Non-current maturities

		Year of maturity				Total non- current
	Series	2016	2017	2018	After	12-31-2014
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°640 08.23.2010	A	6,156,775	6,156,775	—	—	12,313,550
SVS Registration N°254 06.13.2001	B	4,652,434	4,954,726	5,276,849	52,193,937	67,077,946
SVS Registration N°641 08.23.2010	C	—	—	—	36,940,650	36,940,650
SVS Registration N°759 08.20.2013	C	—	6,165,641	6,165,640	12,331,424	24,662,705
SVS Registration N°760 08.20.2013	D	—	—	—	98,662,919	98,662,919
SVS Registration N°760 04.02.2014	E	—	—	—	73,881,307	73,881,307
Yankee Bonds	—	—	—	—	348,881,250	348,881,250
		10,809,209	17,277,142	11,442,489	622,891,487	662,420,327

16.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2014:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2014 is the following:

BBB	:	Standard&Poors rating
A-	:	Fitch Chile Clasificadora de Riesgo Limitada rating.

16.2.5                       Restrictions

16.2.5.1             Restrictions regarding bonds placed abroad

On September 26, 2013, Andina issued a bond in the U.S. Market (Yankee Bonds) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

16.2.5.2             Restrictions regarding bonds placed in the local market.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of December 31, 2014 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of December 31, 2014 is UF 2,901 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registered under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

·             Maintain an indebtedness level where Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2014, Indebtedness Level is 0.88 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of December 31, 2014, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	83,402,440
Other non-current financial liabilities	726,616,440
Total Consolidated Equity	918,997,733

·             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

·             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

·             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

As of December 31, 2014, this index is 1.59 times

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,149,231,064
Unsecured consolidated liabilities payable	1,350,175,558

Restrictions regarding bond lines registered in the Securities Registrered under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

·             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of 3.00%. As of December 31, 2014, the balance of outstanding capital is UF 0.750 million

·             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of December 31, 2014, the balance of outstanding capital is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

·             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of December 31, 2014, Net Financial Debt was 0.79 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this indicator are the following:	ThCh$
Cash and cash equivalent	79,514,434
Other current financial liabilities	83,402,440
Other non-current financial liabilities	726,616,440
Total Consolidated Equity	918,997,733

·             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

As of December 31, 2014, this index is 1.59 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,149,231,064
Consolidated liabilities payable not guaranteed	1,350,175,558

·             Not carry out investments in instruments issued by related parties, nor carry out with these parties any other operations not related to normal business, in conditions that may be more unfavorable to the Issuer regarding those prevailing in the market.

·             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2014 Net Financial Coverage level is 5.13 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and December 31, 2014	289,739,619
(+) Consolidated financial income between January 1 and December 31, 2014	8,655,623
(-) Consolidated financial expenses between January 1 and December 31, 2014	65,081,431

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into two series.

·             Series C outstanding as of December 31, 2014, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF 1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of December 31, 2014 is UF 1.0 million.

·             Series D and E outstanding at December 31, 2014 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The anual interest rates are 3.8% for Series D and 3.75% for Series E. The oustanding capital balance at December 31, 2014 of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

·             Maintain an indebtedness level where Net Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2014, Indebtedness Level is 0.68 times of Consolidated Equity

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this indicaror are the following:	ThCh$
Cash and cash equivalent	79,514,434
Other current financial assets	106,577,042
Other current financial liabilities	83,402,440
Other non-current financial liabilities	726,616,440
Total Consolidated Equity	918,997,733

·             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities payable.

As of December 31, 2014, this index is 1.59 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,149,231,064
Consolidated liabilities payable not guaranteed	1,350,175,558

·             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

·             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of December 31, 2014 and 2013, the Company complies with all financial collaterals.

16.2.6                       Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On December 31, 2014 these issues belong to Andina, until December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

16.3.1                       Derivative contract obligations.

Please see details in Note 21.

16.4.1                      Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Name	Country	Tax,ID	Name	Country	Currency	type	rate	rate	90 días	1 año	12.31.2014	12.31.2013
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	39,290	39,290	78,580	110,098
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	5,939	17,817	23,756	6,971
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	13.00%	133,630	471,475	605,105	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	13.00%	13.00%	79,950	162,869	242,819	1,370,828
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	13.06%	13.06%	72,183	175,661	247,844	246,334
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	12.70%	12.70%	221,575	433,556	655,131	1,594,463
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	12.68%	12.68%	215,864	1,496,888	1,712,752	1,782,674
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	13.49%	13.49%	31,592	16,904	48,496	148,266
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	17,619	56,125	73,744	56,582

										Total	3,688,227	5,316,216

16.4.2  Non-Current liabilities for leasing agreements December 31, 2014

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2014
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	479,460	—	—	—	—	479,460
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	18,881	—	—	—	—	18,881
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	13.00%	1,945,291	17,775,797	—	—	—	19,721,088
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	13.00%	13.00%	43,401	—	—	—	—	43,401
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	13.06%	13.06%	125,635	—	—	—	—	125,635
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	12.70%	12.70%	786,477	—	—	—	—	786,477
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	12.68%	12.68%	1,306,378	—	—	—	—	1,306,378
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	500,101	—	—	—	—	500,101

													Total	22,981,421

16.4.3  Non-Current liabilities for leasing agreements December 31, 2013

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2013
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	824,548	—	—	—	—	824,548
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	53,764	—	—	—	—	53,764
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	13.00%	13.00%	192,802	—	—	—	—	192,802
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	13.06%	13.06%	248,187	—	—	—	—	248,187
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	12.70%	12.70%	671,942	—	—	—	—	671,942
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	12.68%	12.68%	1,437,383	—	—	—	—	1,437,383
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	13.49%	13.49%	26,057	—	—	—	—	26,057
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	63,761	71,848	80,960	279,593	—	496,162

													Total	3,950,845

NOTE 17 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	12.31.2014	12.31.2013
	ThCh$	ThCh$
Trade accounts payable	171,289,867	162,980,833
Withholdings tax	47,459,313	41,564,170
Others	9,429,932	5,901,295
Total	228,179,112	210,446,298

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

Item	12.31.2014
ThCh$
Maturity within one year	5,377,854
Maturity between one and eight years	2,220,125
Total	7,597,979

Total expenses related to operating leases maintained by the Company as of December 31, 2014 and 2013 amounted to ThCh$ 4,915,222 and ThCh$ 5,261,246 respectively

NOTE 18 —  CURRENT AND NON-CURRENT PROVISIONS

18.1                                 Balances

The balances of provisions recorded by the Company at December 31, 2014 and 2013 are detailed as follows:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Litigation (1)	77,812,345	77,812,294
Total	77,812,345	77,812,294

Current	365,832	269,906
Non-current	77,446,513	77,542,388
Total	77,812,345	77,812,294

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 22.1)	12.31.2014	12.31.2013
	ThCh$	ThCh$

Tax Contingencies	68,750,633	73,238,000
Labor Contingencies	4,671,795	4,077,980
Civil Contingencies	4,389,917	496,314
Total	77,812,345	77,812,294

18.2                                 Movements

Movement of provisions is detailed as follows:

	12.31.2014			12.31.2013
Description	Litigation	Others	Total	Litigation	Others	Total
	TCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	77,812,294	—	77,812,294	6,821,165	195,103	7,016,268

Increase due to business combination	—	—	—	70,902,559	—	70,902,559
Additional provisions	—	—	—	—	—	—
Increase (decrease) in existing provisions	1,064,399	—	1,064,399	2,109,425	(195,103)	1,914,322
Payments	(2,403,975)	—	(2,403,975)	(2,201,350)	—	(2,201,350)
Increase (decrease) due to foreign exchange differences	1,339,627	—	1,339,627	180,495	—	180,495
Total	77,812,345	—	77,812,345	77,812,294	—	77,812,294

NOTE 19 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Minimum Dividend	695,729	1,451,092
Dividend payable	9,164,842	13,489,949
Employee remuneration payable	14,563,449	8,749,678
Accrued vacations	13,183,296	12,690,387
Other	2,192,222	1,987,728
Total	39,799,538	38,368,834

Current	39,367,048	37,446,336
Non-current	432,490	922,498
Total	39,799,538	38,368,834

NOTE 20 —   EQUITY

20.1                                 Paid-in capital

On August 21, 2013 saw the decline of paid capital as of right for not having alienated third 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, to shareholders exercised their right to retire when it was merged with Embotelladoras  Coca-Cola Polar S.A, thus passing the capital paid a total of ThCh $ 270,759,299 to a total of ThCh$ 270,737,574.

The paid-in capital of the Company totaled ThCh$ 270,737,574 as of December 31, 2014 and 2013. The distribution and classification is detailed as follows:

20.1.1                       Number of shares:

	Number of shares subscribed			Number of shares paid in			Number of voting shares
Series	2014	2013	2012	2014	2013	2012	2014	2013	2012
A	473,289,301	473,289,301	473,289,368	473,289,301	473,289,301	473,289,368	473,289,301	473,289,301	473,289,368
B	473,281,303	473,281,303	473,289,368	473,281,303	473,281,303	473,289,368	473,281,303	473,281,303	473,289,368

20.1.2              Equity:

	Subscribed Capital			Paid-in capital
Series	2014	2013	2012	2014	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,649.5	135,379,504	135,379,504	135,379,649.5
B	135,358,070	135,358,070	135,379,649.5	135,358,070	135,358,070	135,379,649.5
Total	270,737,574	270,737,574	270,759,299.0	270,737,574	270,737,574	270,759,299.0

20.1.3                       Rights of each series:

·                                                   Series A : Elect 12 of the 14 Directors

·                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

20.2                                 Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April 2014 Annual Shareholders Meeting, the shareholders authorised to pay out of the 2013 earnings one final dividend to complete 30% required by the law 18,046 and 2 additional dividends payments; one in May, 2014 and the other in August, 2014.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 4,059,927 have been realized at December 31, 2014 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009 ThCh$	Realized at 12.31.2014 ThCh$	Amount of accumulated earnings at 12.31.2014 ThCh$

Revaluation of assets	Sale or impairment	12,538,123	(2,524,449)	10,013,674
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	(1,481,482)	4,912,036
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(550,944)	378,616
Deferred taxes complementary accounts	Amortization	(1,414,383)	1,310,833	(103,550)
Total		19,260,703	(4,059,927)	15,200,776

The dividends declared and paid during 2014 and 2013 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2012	January	Interim	2011	8.50	9.35
2012	May	Definitivo	2011	10.97	12.067
2012	May	Additional	Retained Earnings	24.30	26.73
2012	October	Interim	2012	12.24	13.46
2012	December	Interim	2012	24.48	26.93
2013	May	Additional	2012	12.30	13.53
2013	June	Interim	2013	12.30	13.53
2013	Novembre	Additional	2012	47.00	51.70
2013	December	Interim	2013	13.10	14.41
2014	May	Additional	Retained Earnings	12.37	13.61
2014	May	Final	2013	1.46	1.61
2014	August	Additional	Retained Earnings	12.37	13.61
2014	October	Interim	2014	13.10	14.41
2014	December (*)	Interim	2014	9.00	9.90

(*) As of December 31, 2014 this dividend is yet to be paid and in accordance to the agreements of the Board of Directors held during December 2014, will be available to shareholders beginning January 29, 2015.

20.3                                 Reserves

The balance of other reserves include the following:

Description	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(53,285,698)	(81,527,711)	(63,555,545)
Cash flow hedge reserve	6,125,615	2,258,144	—
Reserve for employee benefit actuarial gains or losses	(1,237,993)	(1,128,824)	—
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Total	378,738,982	346,738,667	363,581,513

20.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of  Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A..

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

Description	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Brazil	(30,861,504)	(36,125,708)	(26,905,052)
Argentina	(56,273,418)	(46,087,935)	(29,448,998)
Paraguay	41,657,749	8,586,782	24,248
Exchange rate differences in related companies	(7,808,525)	(7,900,850)	(7,225,743)
Total	(53,285,698)	(81,527,711)	(63,555,545)

The movement of this reserve for the fiscal periods ended December 31, 2014 and 2013 respectively is detailed as follows:

Description	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Brazil	5,264,204	(9,220,656)	(25,630,195)
Argentina	(10,185,483)	(16,638,937)	(10,376,803)
Paraguay	33,070,967	8,562,534	24,248
Exchange rate differences in related companies	92,325	(675,107)	(5,112,916)
Total	28,242,013	(17,972,166)	(41,095,666)

20.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at December 31, 2014 are as follow:

	Non-controlling Interests
	Percentage %			Shareholders Equity			Income
Details	2014	2013	2012	2014	2013	2012	2014	2013	2012
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0243	13,181	13,118	10,763	2,014	2,692	3,468
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0244	2,093	1,760	1,977	536	406	439
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	5,996,843	5,051,217	4,697,403	400,771	287,112	89,012
Inversiones Los Andes Ltda.		0.0001	0.0001	—	51	53	—	—	1
Transportes Polar S.A.		—	0.0001	—	—	6	—	—	—
Vital S.A.	35.0000	35.0000	35.0000	8,910,290	9,216,505	8,811,764	(286,878)	502,397	130,874
Vital Aguas S.A.	33.5000	33.5000	33.5000	1,948,634	1,913,632	1,807,913	21,517	115,774	81,651
Envases Central S.A.	40.7300	40.7300	40.7300	4,832,197	4,567,226	4,111,258	179,243	376,163	326,764
Andina Inversiones Societarias S.A.		0.0001	0.0001	—	37	35	—	2	2
Total				21,703,238	20,763,546	19,441,172	317,203	1,284,546	632,211

20.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2014
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	24,702,640	27,172,444	51,875,084
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	52.19	57.41	54.80

	12.31.2013
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	42,373,551	46,609,127	88,982,678
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	89.53	98.48	94.01

	12.31.2012
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	41,732,721	45,904,240	87,636,961
Average weighted number of shares	400,809,380	400,809,380	801,618,760
Earnings per basic and diluted share (in Chilean pesos)	104.12	114.53	109.32

NOTE 21 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative instruments at December 31, 2014 and 2013:

21.1                Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit.

As of December 31, 2014, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$ 53,574, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$ 8,459,531 at December 31, 2014 which is presented in other financial assets non-current. In addition, the excess value of the derivative above the hedged items of ThCh$ 639,447 (ThCh$ 1,371,220 in 2013) has been recognized within other equity reserves as of December 31, 2014. The amount of income recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$ 1,632,629 at December 31, 2014 (ThCh$ 3,128,270 at December 31, 2013).

b)     Cross Currency Swaps associated with US Bonds

At December 31, 2014, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$ 570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in an asset of ThCh$ 42,547,508 at December 31, 2014, which is presented as other financial assets non-current.  In addition excess value of the derivative above the hedged items of ThCh$ 5,861,704 has been recognized within other equity reserves as of December 31, 2014. The ineffective portion amount of ThCh$ 5,995,530 (ThCh$ 559,875 at December 31, 2013) associated with this hedge was recorded in other gains and losses.

The amount of net earnings recognized in income  for financial liabilities in U.S. dollars and those declared as effective that were neutralized by the recycling of capital derivative contracts amounted to ThCh$ 16,427,083 (ThCh$ 1,421,253 in 2013).

21.2                Derivatives accounted for as financial assets and liabilities at fair value through profit and loss:

In 2012, 2013 and 2014, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during the years 2013,2014 and 2015. The total amount of outstanding forward contracts were US$ 125.1 million at December 31, 2014 (US$ 103.3 million at December 31, 2013). These agreements were recorded at fair value, resulting in a net gains of ThCh$ 196,009 for the period ended December 31, 2013 (net gains of ThCh$ 1,711,816 at December 31, 2013). The fair value of these derivative contracts is an asset of ThCh$ 2,871,333 and liability of ThCh$ 4,431,484  at December 31, 2014 (assets of ThCh$ 1,949,958 and liabilities of ThCh$ 1,985,954 at December 31, 2013). The agreements that ensure future flows of foreign currency have been designated as hedge beginning August 1, 2014, following hedge accounting as of that date, at December 31, 2014, as a result of this methodology the Company registered a net balance of ThCh$ 375,536 as a capital decrease associated with the fair value of existing contracts. Futures contracts that ensure prices of future materials have not been designated as hedge agreements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

These derivative contracts do not qualify for hedge accounting and are accounted for as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts of ThCh$ 53,878,373 and liabilities to ThCh$ 4,431,484 at December 31, 2014 (assets for ThCh$ 11,264,459 and liabilities for ThCh$ 1,985,954 at December 31, 2013). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :    quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:     Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:     Inputs for assets and liabilities that are not based on observable market data.

During the period ended  December 31, 2014, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December, 31 2014
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	2,871,333	—	2,871,333
Other non-current financial assets	—	51,007,240	—	51,007,240
Total assets	—	53,878,573	—	53,878,573
Liabilities
Current liabilities
Other current financial liabilities	—	4,431,484	—	4,431,484
Total liabilities	—	4,431,484	—	4,431,484

	Fair Value Measurements at December, 31 2013
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	3,342,172	—	3,342,172
Other non-current financial assets	—	7,922,287	—	7,922,287
Total assets	—	11,264,459	—	11,264,459
Liabilities
Current liabilities
Other current financial liabilities	—	1,037,473	—	1,037,473
Other non-current financial liabilities	—	948,481	—	948,481
Total liabilities	—	1,985,954	—	1,985,954

NOTE 22 —   CONTINGENCIES AND COMMITMENTS

22.1           Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)                 Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 1,430,150. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$ 1,055,127 to guaranty judicial liabilities.

2)                 Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 76,016,363. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of Decemberr 31, 2014 and 2013 amounted to ThCh$ 113,574,536 and ThCh$ 114,126,292 respectively

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

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

Notwithstanding the above, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish that contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 200.6 million equivalent to ThCh$ 44,939,519. (ThCh$ 45,822,657 in currency of December 31, 2014)

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 126.3 million equivalent to ThCh$ 28,298,481. (ThCh$ 28,850,456 in currency of December 31, 2014)

3)        Embotelladora Andina S.A., faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 365,832. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors

22.2           Direct guarantees and restricted assets:

Guarantees and restricted December 31, 2014 and 2013 are detailed as follows:

Guarantees that compromise assets including in the financial statements:

Provided by			Committed assets		Carrying at	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	12.31.2014	12.31.2014	12.31.2013	2014	2015
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Diverse suppliers	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Other debtors	—	—	21,172	—	—
Bodega San Francisco	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	6,788	6,788	6,788	—	6,788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	1,140	1,140	1,140	—	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	3,416	3,416	3,416	—	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	3,508	3,508	3,508	—	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Cash and cash equivalents	4,579	4,579	3,216	—	4,579
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Cash and cash equivalents	2,565	2,565	1,000	—	2,565
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	15,017,759	15,017,579	17,537,735	—	15,07,759
Diversos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	15,817,942	15,817,942	15,554,926	—	15,817,942
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	6,944,052	6,944,052	6,550,967	—	6,944,052
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	75,794,783	75,794,783	74,306,829	—	75,794,783
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	1,419	1,419	1,741	—	1,419
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	2,129	2,129	2,611	—	2,129
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	9,170	9,170	11,249	—	9,170
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	25,544	25,544	31,334	—	25,544
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	1,522	1,522	1,867	—	1,522
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	385,720	385,720	473,149	—	385,720
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	3,017	3,017	3,701	—	3,017
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	979,627	979,627	10,828	—	979,627
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	6,334	6,334	1,201,674	—	6,334
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	12,772	12,772	—	—	12,772
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other current financial assets	39,524	39,524	—	—	39,524
Locadores varios	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other current financial assets	10,710	10,710	—	—	10,710
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Import machinery	Other current financial assets	9,924	9,924	—	—	9,924
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	8,300	8,300	—	—	8,300
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	17,332	17,332	—	—	17,332
Banco Santander Rio	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	943,434	943,434	—	—	943,434
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	1,036,261	1,036,261	—	—	1,036,261
Banco HSBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	148,666	148,666	—	—	148,666
Banco Industrial	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	813,969	813,969	—	—	813,969
Banco ICBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	160,501	160,501	—	—	160,501
Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	1,729,820	1,729,820	—	—	1,729,820
					119,942,227

Guarantees provided without obligation of assets included in the financial statements:

Provided by			Committed assets		Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	12.31.2014	12.31.2013	2014	2015
					ThCh$	ThCh$	ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	546,075	472,149	—	546,075
Central de Restaurantes Aramark Ltda.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	243,515	—	—
Echeverría, Izquierdo Ingeniería y Construcción,	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	515,348	487,776	—	515,348
Rabdstad Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	640,000	—	640,000	—
Vigaflow S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	472,149	—	—
Transpores Vic Ben	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	472,149	—	—
Processos trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	567,285	556,149	—	567,285
Processos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2,041,360	2,001,285	—	2,041,360
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	86,750	85,047	—	86,750
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	9,632,911	9,174,320	—	9,632,911
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	1,246,117	204,520	—	1,246,117

NOTE 23 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of December 31, 2014, the Company carried all of its debt liabilities at a fixed rate, variability factors are given by the currencies in which they are set: UF and US$ (are variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greatest indebtedness corresponds to bonds of own issuance; the portion of bonds issued in the local market are denominated in Unidades de Fomento, indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile would have generated a UF variation of 6.65% during the period between  January 1 and December 31, 2014 (instead of 5.65%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$ 3,159,754.

There are also bonds of own issuance amounting to US$ 575 million, which are hedged against the fluctuation of the U.S. dollar with cross currency swap agreements.

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

a.1 Investment in Argentina

As of December 31, 2014, the Company maintains a net investment of ThCh$ 85,655,296 in Argentina, composed by the recognition of assets amounting to ThCh$226,749,411 and liabilities amounting to ThCh$ 141,094,115. These investments reported 25.7% of the Company’s consolidated sales revenues.

As of December 31, 2014, the Argentine peso devalued 11.8% with respect to the Chilean peso

There are currently exchange restrictions in Argentina and a parallel foreign exchange market with a higher exchange rate than the official exchange rate.

If the official exchange rate in Argentina devalued reaching the informal rate of $ 13.7 (42.7% devaluation), the Company would have lower income from the operations in Argentina of ThCh$ 4,149,218, and a decrease in equity of ThCh$ 26,340,652, originated by lower asset recognition of ThCh$ 67,573,563 and lower liabilities recognition of ThCh$ 41,232,911.

a.2 Investment in Brazil

As of December 31, 2014, the Company maintains a net investment of ThCh$ 278,292,133 in Brazil, composed by the recognition of assets amounting to ThCh$ 797,796,613 and liabilities amounting to ThCh$ 519,504,480. These investments reported 39.8% of the Company’s consolidated sales revenues.

As of December 31, 2014, the Brazilian Real apreciated 2.0% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real apreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operation in Brazil of ThCh$ 3,024,991, and a increase in equity of ThCh$ 13,012,915, originated by higher asset recognition of ThCh$ 37,734,122 and a higher liabilities recognition of ThCh$ 24,721,207.

a.3 Investment in Paraguay

As of December 31, 2014, the Company maintains a net investment of ThCh$ 276,385,512 in Paraguay, composed by the recognition of assets amounting to ThCh$ 320,080,134 and liabilities amounting to ThCh$ 43,694,622. These investments reported 7.2% of the Company’s consolidated sales revenues.

As of December 31, 2014, the Paraguayan Guarani appreciated 14.6% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní apreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operations in Paraguay of ThCh$ 4,514,068, and an increase in equity of ThCh$ 11,805,902, originated by higher asset recognition of ThCh$ 13,952,118  and greater liabilities recognition of ThCh$ 2,146,216.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2014, the Company maintains a net liability position totaling ThCh$ 380,173,635, basically composed of obligations with the public and bank liabilities for ThCh$ 385,921,380 offset partially by financial assets denominated in dollars for ThCh$ 5,747,745.

Of total financial liabilities denominated in US dollars, ThCh$ 32,679,114 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other and ThCh$ 353,242,266 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of December 31, 2014 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$ 2,713,995.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$ 340 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. US$ 111.7 million for future purchases have been hedged as of December 31, 2014.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$ 4,410,105 as of  December 31, 2014. Currently, the Company has contracts to hedge this effect in Argentina, Brazil and Chile.

d) Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used in the past. The possible effects that exist in the present consolidated financial statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the period ended December 31, 2014 of approximately ThCh$ 9,455,581. To minimize the risk often supply contracts and anticipated purchases are made when market conditions warrant. Also been used commodity derivative instruments by $ 13.4 million.

e) Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover  the investments necessary for  the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents our contractual and commercial obligations as of December 31, 2014:

	Maturity
Item	1 year	More 1 year up to 2	More 2 years up to 3	More 3 years up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	44,876,229	27,891,067	19,351,077	9,309,688	—
Bonds payable	41,746,599	41,563,261	47,483,291	40,975,386	820,165,956
Operating lease obligations	8,330,983	1,686,336	1,212,946	1,374,541	1,175,175
Purchase obligations	194,471,800	41,201,103	11,656,865	113,525,381	353,997
Total	289,425,611	112,341,767	79,704,179	165,184,996	821,695,128

NOTE 24 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2014	01.01.2013	01.01.2012
Details	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Direct production costs	841,172,891	709,805,149	553,318,289
Payroll and employee benefits	264,644,018	214,183,604	155,265,412
Transportation and distribution	172,927,314	153,775,697	115,231,690
Marketing	48,109,609	45,729,107	38,667,202
Depreciation and amortization	102,966,925	83,336,884	53,824,138
Repairs and maintenance	34,374,318	29,869,212	13,976,614
Other expenses	146,232,108	113,697,218	87,845,811
Total	1,610,427,183	1,350,396,871	1,018,129,156

NOTE 25 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2014	01.01.2013	01.01.2012
Details	12.31.2014	12.31.2013	12.31.2012
	TCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	2,533,546	3,345,299	2,304,613
Adjustment of judicial deposit (Brazil)	2,773,068	2,048,403	748,299
Earnings from sale of ownership interest in Leao Junior	300,816	—	—
Others	1,136,261	1,040,318	213,086
Total	6,743,691	6,434,020	3,265,998

NOTE 26 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2014	01.01.2013	01.01.2012
Details	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Disposal and write-off of property, plant and equipment	5,812,123	7,546,982	2,119,279
Tax on bank debits	6,130,568	6,189,979	4,487,209
Fiscal Credit Provision (Brazil)	—	1,970,894	2,012,879
Judicial Deposits Provision (Brazil)	—	1,255,090	—
Non-operating fees	934,646	2,560,619	650,912
Distribution restructuring project (Chile)	—	3,148,187	—
Contingencies	2,567,561	4,510,908	—
Donations	2,034,119	582,000	815,945
Merger expenses	—	772,689	4,517,661
Others	1,112,254	1,924,749	816,123
Total	18,591,271	30,462,097	15,420,008

NOTE 27 —  FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2014	01.01.2013	01.01.2012
Description	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Interest income	7,770,198	4,497,802	2,487,739
Other interest income	885,425	475,510	240,320
Total	8,655,623	4,973,312	2,728,059

a)             Finance expenses

	01.01.2014	01.01.2013	01.01.2012
Description	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Bond interest	44,917,601	12,441,966	5,473,534
Bank loan interest	15,029,145	14,283,636	4,594,167
Other interest costs	5,134,685	2,218,421	1,105,052
Total	65,081,431	28,944,023	11,172,753

NOTE 28 —  OTHER GAINS (LOSSES)

Other gains (losses) are detailed as follows:

	01.01.2014	01.01.2013	01.01.2012
Details	12.31.2014	12.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$
Restructuring of operations (new Renca plant)	—	(94,143)	(1,212,579)
Gains (loss) on derivative transactions raw materials	196,009	1,711,816	(1,102,412)
Losses on ineffective portion of hedge derivatives (1)	(5,995,530)	(559,875)	—
Previous year allownace reversals	1,411,030	—	—
Other income and (expenses)	(3,614)	(317,425)	(21,224)
Total	(4,392,105)	740,373	(2,336,215)

(1)         See note  21 (b).

NOTE 29 —  THE ENVIRONMENT (Unaudited)

The Company has made disbursements totaling ThCh$ 8,825,599 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Year ended 2014		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	788,373	—	—	—
Argentina	1,258,397	—	1,804,605	—
Brazil	1,727,599	4,888,812	2,184,684	1,191,708
Paraguay	97,243	65,175	—	27,389
Total	3,871,612	4,953,987	3,989,289	1,219,097

NOTE 30 —  SUBSEQUENT EVENTS

On January 29, 2015 a dividend was paid on interim character, which amounted to Ch$ 9.00 for each share of Series A and Ch$ 9.90 for each share of Series B.

On April 22, 2015, final dividend number 193 was agreed to pay from net income 2014 follows:

a)             Ch$15.0 for each series A share; and

b)             Ch$16.54 for each series B share.

On April 22, 2015, final additional dividend number 194 was agreed to pay from retained earnings as follows:

a)             Ch$15.0 for each series A share; and

b)              Ch$16.5 for each series B share.

Except as provided above there are no subsequent events that may significantly affect the Company’s consolidated financial position, results of operations or cash flows.

ITEM 19.                   EXHIBITS.

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description

1.1

Amended and restated Bylaws of Embotelladora Andina S.A. dated as of June 25, 2012 (English Translation) (incorporated by reference to Exhibit 1.1 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.1

Amended and restated Deposit Agreement, dated as of December 14, 2000, among Embotelladora Andina S.A., The Bank of New York as Depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 1.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.2

Indenture dated as of September 30, 1997, among Embotelladora Andina S.A., Credit Suisse First Boston Corporation, and J.P. Morgan Securities Inc. (incorporated herein by reference and filed with the SEC on September 30, 1997 and also available on our website www.koandina.com)

4.1

Amended and restated Call Option Agreement, dated as of December 17, 1996, among Inversiones Freire Limitada, Inversiones Freire Dos Limitada, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., The Coca-Cola Company, and Embotelladora Andina S.A. and Custody Agreement among Inversiones Freire Limitada and Inversiones Freire Dos Limitada and Citibank, N.A. (English translation) (incorporated by reference to Exhibit 1.5 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

4.2

Amendment dated as of August 31, 2012 to the Amended and restated Shareholders’ Agreement, dated as of June 25, 2012, among Embotelladora Andina S.A., the Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire Ltda., and Inversiones Freire Dos Ltda (incorporated by reference to Exhibit 4.2 to Andina’s Annual Report on Form 20-F filed on May 15, 2014 (File No. 001-13142)

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

Item	Description

Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.14

Amendment dated as of December 7, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.15

Amendment dated as of December 27, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.16

Amendment dated as of July 28, 2008 to Bottler Agreement effective as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.17

Amendment dated as of July 28, 2008 to Bottler Agreement effective as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and Schweppes Holdings Limited (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.18

Bottler Agreement dated as of October 4, 2007 among Rio de Janeiro Refrescos Ltda and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.5 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.19

Amendment dated as of October 4, 2012 to Bottler Agreement dated as of October 4, 2007 between Rio de Janeiro Refrescos Ltda and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.6 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.20

Amendment dated as of February 7, 2013 to the Bottling Agreement dated as of October 4, 2007 between Cia. de Bebidas Ipiranga and The Coca-Cola Company (incorporated by reference to Exhibit 4.20 to Andina’s Annual Report on Form 20-F filed on May 15, 2014 (File No. 001-13142).

4.21

Bottler Agreement dated as of September 1, 2008 among Embotelladoras Coca-Cola Polar S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.7 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.21.1	Amendment dated as of July 9, 2014 to Bottler Agreement dated as of September 1, 2008 between Embotelladora Andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (filed herein)
4.21.2	Bottler Agreement dated as of November 3, 2014 among Embotelladora andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (filed herein)
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

4.26	Amendment dated as of November 6, 2014 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (filed herein)
4.27	Amendment dated as of March 25, 2015 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (filed herein)
8.1	List of our subsidiaries (filed herein).
12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).
13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).