Form 20-F
period 2015-12-31
ANDINA BOTTLING CO INC
filed 2016-04-28
CIK 925261

As filed with the Securities and Exchange Commission on April 28, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

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

•             “AESA” means our subsidiary, Andina Empaques Argentina S.A.;

•             “EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;

•             “PARESA” means our subsidiary, Paraguay Refrescos S.A.;

•             “CMF” means our affiliate, Envases CMF S.A.;

•             “ECSA” means our affiliate, Envases Central S.A.;

•             “Vital Jugos” means our affiliate, Vital Jugos S.A., previously known as Vital S.A.;

•             “VASA” means our affiliate, Vital Aguas S.A.;

•             “TAR” means our subsidiary, Transportes Andina Refrescos Ltda.;

•             “TP” means our subsidiary, Transportes Polar S.A.;

•             “The Coca-Cola Company” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina;

•             the “Chilean territory” means the Metropolitan Region of Santiago, the Coquimbo region, and the provinces of Cachapoal, San Antonio, Antofagasta, Atacama, Aisén and Magallanes;

•             the “Brazilian territory” means the majority of the State of Rio de Janeiro, and the totality of the State of Espírito Santo, part of the state of São Paulo and part of the state of Minas Gerais;

•             the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, Buenos Aires (only San Nicolás and Ramallo), La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego and most of Santa Fe as well as part of the province of Buenos Aires; and

•             the “Paraguayan territory” means the country of Paraguay.

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

In this annual report certain (local currency) amounts have been converted into United States dollars at the rate of Ch$654.66 to the dollar when it is average exchange rate and Ch$710.16 to the dollar when it is year end exchange rate. Such conversions should not be construed as representations that the (local currency) amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

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

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA plus other expenses (income), net.  We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

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

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) significant interest expense or the cash requirements necessary to service interest or principal payments on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only complementarily. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

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

Market Data

We have computed the information contained in this annual report regarding annual volume and per capita growth rates and levels, and market share, product segment, and population data in our bottling territories, based upon accumulated statistics developed by us. Market share information presented with respect to soft drinks, juices, waters and beer is based on data supplied by A.C. Nielsen Company.

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

The summary consolidated financial information as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 has been derived from our audited consolidated financial statements as of December 31, 2015 and 2014.  The summary consolidated financial information as of December 31, 2011, 2012 and 2013 and for the year ended December 31, 2011 and 2012 has been derived from our audited consolidated financial statements as of and for the years then ended not included herein.

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

Our consolidated financial statements reflect the results of our subsidiaries located in Brazil, Argentina and Paraguay, converted to Chilean pesos (our functional and reporting currency) and are presented in accordance with IFRS.  IFRS requires assets and liabilities to be converted from the functional currency of our subsidiaries outside Chile to our reporting currency (Chilean peso) at the end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in Chilean pesos and U.S. dollars.

Our income and cash flow accounts have been converted according to the average exchange rate during the relevant periods, using the average of monthly averages, and therefore may differ from a daily average of the observed exchange rate. Balance sheet accounts have been converted using the exchange rate at the end of the relevant period.

	Year ended December 31,
	2011	2012(2)	2013(3)	2014	2015	2015
	(in millions of Ch$ and millions of US$)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
INCOME STATEMENT DATA
Net sales	982,864	1,172,293	1,521,681	1,797,200	1,877,394	2,868
Cost of sales	(578,581)	(698,955)	(914,818)	(1,081,243)	(1,106,706)	(1,691)
Gross profit	404,283	473,338	606,863	715,957	770,688	1,177
Other income	2,125	2,518	4,386	3,971	472	1
Distribution expenses	(98,808)	(122,819)	(163,023)	(187,043)	(202,491)	(309)
Administrative expenses	(163,051)	(196,355)	(272,556)	(342,141)	(352,601)	(539)
Other expenses	(11,915)	(15,420)	(30,462)	(18,591)	(21,983)	(34)
Other (expense) income, net(4)	1,495	(2,336)	740	(4,392)	(6,301)	(10)
Financial income	3,182	2,728	4,973	8,656	10,118	15
Financial expenses	(7,235)	(11,173)	(28,944)	(65,081)	(55,669)	(85)
Share of (loss) profit of investments accounted for using the equity method	2,026	1,770	783	1,191	(2,328)	(4)
Foreign exchange differences	3	(4,471)	(7,695)	(2,676)	(2,856)	(4)
Loss from differences in indexed financial assets and liabilities	(393)	(1,006)	(1,832)	(12,463)	(7,308)	(10)
Net income before income taxes	131,712	126,774	113,233	97,388	129,741	198
Income tax expense	(34,685)	(38,505)	(22,966)	(45,354)	(41,643)	(63)
Net income	97,027	88,269	90,267	52,034	88,098	135

BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	31,298	55,522	79,976	79,514	129,160	182
Other financial assets	15,661	129	36,472	106,577	87,492	123
Other non-financial assets	14,761	18.203	9,696	7,787	8,686	12
Trade and other accounts receivable, net	107,443	152,817	195,434	198,110	176,386	248
Accounts receivable from related parties	6,419	5,324	8,029	5,994	4,611	6
Inventories	57,487	89,320	125,854	149,728	133,333	188
Current tax assets	2,463	2,879	3,990	6,026	7,742	12
Non-current assets classified as available for sale	—	2,978	1,133	—	—	—
Total current assets	235,532	327,172	460,584	553,736	547,410	771

Non current assets:
Other financial assets	—	—	7,922	51,027	181,491	256
Other non-financial assets	30,194	26,927	28,796	33,057	18,290	26
Trade and other receivables	7,176	6,724	7,631	7,098	5,932	8
Accounts receivable from related parties	11	7	19	25	15	—
Investments accounted for under the equity method	60,291	73,080	68,673	66,050	54,191	76
Intangible assets other than goodwill	1,139	464,582	700,606	728,181	665,666	937
Goodwill	57,552	64,793	115,779	116,924	95,836	135
Property, plant and equipment	350,064	576,551	692,950	713,075	640,530	902
Total non-current assets	506,427	1,212,664	1,622,377	1,715,437	1,661,951	2,340
Total assets	741,959	1,539,836	2,082,961	2,269,173	2,209,361	3,111

Liabilities
Current liabilities
Other financial liabilities	23,093	106,248	106,877	83,402	62,218	88
Trade and other accounts payable	127,941	184,318	210,446	228,179	212,526	299
Accounts payable to related parties	11,359	32,727	43,425	55,967	48,653	69
Provisions	88	593	270	366	326	—
Income taxes payable	3,821	1,115	3,679	2,931	7,495	11
Employee benefits current provisions	14,079	19,633	21,440	27,747	31,791	45
Other non-financial liabilities	16,263	737	16,007	11,620	17,565	24
Total current liabilities	196,644	345,371	402,144	410,212	380,574	536

Non-current liabilities
Other long-term current financial liabilities	74,641	173,880	605,362	726,616	765,299	1,078
Trade and other payables	164	1,930	1,262	1,216	9,303	13
Provisions	7,883	6,422	77,542	77,447	63,976	90
Deferred income tax liabilities	35,245	111,415	105,537	126,126	130,202	183
Post-employment benefit liabilities	5,130	7,037	8,759	8,125	8,230	12
Other non-financial liabilities	273	176	922	433	243	—
Total Non-Current Liabilities	123,336	300,860	799,384	939,963	977,253	1,376

Issued capital	230,892	270,737	270,737	270,737	270,737	381
Retained earnings	208,102	239,845	243,193	247,818	274,755	387
Other reserves	(17,024)	363,582	346,739	378,739	284,982	401
Equity attributable to equity holders of the parent	421,970	874,164	860,669	897,294	830,474	1,169
Non-controlling interests	9	19,441	20,764	21,703	21,060	30
Total equity	421,979	893,605	881,433	918,998	851,534	1,199
Total liabilities and equity	741,959	1,539,836	2,082,961	2,269,173	2,209,361	3,111

	Year ended December 31,
	2011	2012(2)	2013(3)	2014	2015	2015
	(in millions of Ch$ and millions of US$)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
CASH FLOW DATA
Net cash flows generated from Operating Activities	138,950	188,857	172,085	215,514	264,909	405
Net cash flows used in investing activities	(89,621)	(156,170)	(447,550)	(166,776)	(103,131)	(158)
Net cash flows provided by (used in) financing activities	(67,159)	(3,551)	303,106	(46,920)	(98,560)	(151)
Net increase in cash and cash equivalents before exchange differences	(17,830)	29,136	27,641	1,818	63,218	96
Effects of exchange differences on cash and cash equivalents	865	(4,912)	(3,187)	(2,280)	(13,571)	(21)
Net increase (decrease) in cash and cash equivalents	(16,965)	24,224	24,454	(462)	49,647	75
Cash and cash equivalents - beginning of year	48,263	31,298	55,522	79,976	79,514	112
Cash and cash equivalents - end of year	31,298	55,522	79,976	79,514	129,161	182

OTHER FINANCIAL DATA
Adjusted EBITDA(5)	181,922	207,988	254,621	289,740	316,229	483
Adjusted EBITDA margin(6)	18,5%	17,7%	16,7%	16,1%	16,8%	16,8%
Adjusted EBITDA/net financial expense(7)	44,9	24,6	10,6	5,1	6,9	6,9
Net debt(8)	50,776	224,477	587,869	572,901	429,373	656
Net debt/Adjusted EBITDA(9)	0,3	1,1	2,3	2,0	1,4	1,4
Depreciation and amortization	39,498	53,824	83,337	102,967	100,632	154
Capital expenditures	126,931	143,764	183,697	114,217	112,400	172
Dividends paid	70,906	69,766	73,041	52,269	53,671	82
Basic and diluted earnings per share:
Series A(13)	121,54	104,12	89,53	52,19	88,40	0,14
Series B(13)	133,69	114,53	98,48	57,41	97,24	0,15
Basic and diluted earnings per ADR:(14)
Series A(13)	729,24	624,72	537,18	313,16	530,40	0,81
Series B(13)	802,14	687,18	590,88	344,48	583,44	0,89
Capital Stock:
Series A	380,137,271	473,289,368	473,289,301	473,289,301	473,289,301	473,289,301
Series B	380,137,271	473,289,368	473,281,303	473,281,303	473,281,303	473,281,303
Issued Capital	230,892	270,759	270,738	270,738	270,738	414
Total dividends declared:
Total Series A Shares	33.809	34.018	33.888	24.800	29.344	45
Total Series B Shares	37.190	37.420	37.276	27.283	32.278	49

OTHER OPERATING DATA (unaudited)
Sales volume
Coca-Cola trade brand soft drinks (millions of UCs)(10)	448.2	517.6	633.5	671.6	653.8	653.8
Other beverages (millions of UCs) (2)(3)(10)(11)	53.3	78.6	129.5	159.0	166.1	166.1

(1) Conversion to U.S. dollars are solely for the convenience of the reader.

(2) Due to Polar’s merger with and into us on October 1, 2012, data for the year ended December 31, 2012 includes the operations of Polar (as well as the operations of Vital Aguas, Vital Jugos and Envases Central (together, the “Joint Ventures”)) for the period from October 1, 2012 to December 31, 2012.  Prior to our merger with Polar the Joint Ventures were held, in part, by each of Andina, Polar and Embonor S.A., respectively, and the Joint Ventures’ operations were not consolidated in the financial and other data of Andina or Polar.  Upon consummation of our merger with Polar, and our increased ownership interest in the Joint Ventures that resulted from such merger, the Joint Ventures became our subsidiaries for accounting purposes and are therefore consolidated into our financial and other data for periods subsequent to such merger.

(3) Due to the acquisition of Ipiranga consummated on October 11, 2013, data for the year ended December 31, 2013 includes the operations of Ipiranga for the period from October 1, 2013 to December 31, 2013.

(4) Includes other expenses, other income (expense), share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

(5) Adjusted EBITDA is a non-IFRS financial measure, does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of our results of operations or as an alternative to cash flows from operations as an indicator of liquidity.  Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.  See “Presentation of Financial and Other Information —Non-IFRS Financial Information”.  We define Adjusted EBITDA as net income plus income taxes, other expenses (income), depreciation and amortization (which includes only the amortization of information technology software).  A reconciliation of our net income to our Adjusted EBITDA is set forth below:

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	(in millions of Ch$ and US$)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Net income	97,027	88,269	90,267	52,034	88,098	135
Add:
Income taxes	34,685	38,505	22,966	45,354	41,643	64
Finance costs	7,235	11,173	28,944	65,082	55,669	85
Finance income	(3,182)	(2,728)	(4,973)	(8,656)	(10,118)	(15)
Depreciation and amortization(5)	39,498	53,824	83,337	102,967	100,632	154
Share of profit of investments using equity method of accounting	(2,026)	(1,770)	(783)	(1,191)	2,328	4
Foreign exchange difference	(3)	4,471	7,695	2,675	2,856	4
Gain (loss) from indexed financial assets and liabilities	1,178	1,754	1,833	12,462	7,308	11
Other income	(2,909)	(3,266)	(4,386)	(3,971)	(472)	(1)
Other expenses	11,915	15,420	30,462	18,591	21,983	34
Other income (expenses)	(1,496)	2,336	(741)	4,392	6,301	10
Adjusted EBITDA(14)	181,922	207,988	254,621	289,740	316,229	483

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

(9)         Net debt / Adjusted EBITDA ratio is the ratio of our net debt (defined as the sum of (i) other current financial liabilities and (ii) other noncurrent financial liabilities, minus the sum of (i) cash and cash equivalents and (ii) other financial assets) as of the end of the applicable period divided by our Adjusted EBITDA for the last 12 months ended as of the end of the applicable period.

(10)  Calculation of profits per share considers the average amount of outstanding shares existing at each date.

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

The Informal Exchange Market reflects transactions carried out at the informal exchange rate. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. In recent years, the variation between the observed exchange rate and the informal exchange rate has not been significant.

The following table sets forth the annual low, high, average and period end observed exchange rate for U.S. dollars for the periods presented, as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily observed exchange rate Ch$ per U.S.$
	High(1)	Low(1)	Average(2)	Period end (3)
Year ended December 31,
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.33	606.75
2015	715.66	597.10	654.66	710.16
Month end
October 31, 2015	695.53	673.91	684.91	690.32
November 30, 2015	715.66	688.94	705.00	711.20
December 31, 2015	711.52	693.72	704.19	710.16
January 31, 2016	730.31	710.37	721.96	710.37
February 29, 2016	715.41	689.18	703.31	694.17
March 31, 2016	694.82	669.80	680.96	669.80
April 2016 (through April 22, 2016)	682.45	657.90	670.60	666.80

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

Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to U.S.$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. For the last few years the Argentine government has maintained a policy of intervention in foreign exchange markets, conducting periodic transactions for the sale and purchase of U.S. dollars. There is no way to foresee if this could continue in the future. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation as reported by the Central Bank of Argentina. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	High	Low	Average(1)	Period end

Year ended December 31,
2011	4.304	3.972	4.131	4.304
2012	4.917	4.304	4.552	4.917
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
2015	13.005	8.554	9.269	13.005
Month end
October 31, 2015	9.546	9.427	9.490	9.546
November 30, 2015	9.688	9.554	9.627	9.688
December 31, 2015	13.005	9.698	11.428	13.005
January 31, 2016	13.960	13.200	13.654	13.960
February 29, 2016	15.800	14.130	14.852	15.800
March 31, 2016	15.800	14.390	14.954	14.700
April 2016 (through April 22, 2016)	14.790	14.050	14.416	14.330

Source: Central Bank of Argentina. (“A” 3500 Report — Wholesale)

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

	Daily observed exchange rate R$ per U.S.$
	High	Low	Average	Period end
Year ended December 31,
2011	1.8811	1.6554	1.7593	1.6662
2012	1.9016	1.5345	1.6746	1.8758
2013	2.1121	1.7024	1.9550	2.0435
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3314	3.9048
Month end
October 31, 2015	4.0010	3.7386	3.8801	3.8589
November 30, 2015	3.8506	3.7010	3.7765	3.8506
December 31, 2015	3.9831	3.7476	3.8711	3.9048
January 31, 2016	4.1558	3.9863	4.0524	4.0428
February 29, 2016	4.0492	3.8653	3.9737	3.9796
March 31, 2016	3.9913	3.5589	3.7039	3.5589
April 2016 (through April 22, 2016)	3.6921	3.5126	3.5817	3.5472

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

The Coca-Cola Company has substantial influence on the conduct of our business. The interests of The Coca-Cola Company may be different from the interests of our remaining shareholders, which may result in us taking actions contrary to the interests of our remaining shareholders.

76% of our net sales for the year ended December 31, 2015 were derived from the distribution of soft drinks under The Coca-Cola Company trademarks, and an additional 19% was derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, The Coca-Cola Company’s local subsidiary or The Coca-Cola Company, or, in the case of juices and nectars, The Minute Maid Company, a subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over our business through its rights under these bottler agreements. Under these bottler agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrate sold to us. The Coca-Cola Company also monitors our prices and has the right to review and approve our marketing, operational and advertising plans. In addition, The Coca-Cola Company may unilaterally set the price for its concentrate, and it may in the future increase the price we pay for concentrate, increasing our costs.  These factors may impact our profit margins, which could adversely affect our net income and results of operations.

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

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms.  We currently are party to five bottler agreements: two agreements for Chile, which expire in 2018 and 2019, one agreement for Brazil, which expires in 2017, one agreement for Argentina, which expires in 2017, and one agreement for Paraguay, which expires in 2020. We cannot provide any assurance that our bottler agreements will be maintained or extended upon their termination.  Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would have a material adverse effect on our business, financial condition and results of operation.

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

Consumers, public health officials and government officials in the majority of our markets, are increasingly concerned with public health consequences associated with obesity, particularly among young people.  Some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sugar-sweetened beverages and beverages sweetened with High Fructose Corn Syrup, nutritive or alternative sweeteners.  Increasing public concern about these issues, the possibility of taxes on sugar-sweetened beverages, additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages and any negative publicity resulting from actual or threatened legal actions against nonalcoholic beverage companies relating to the marketing, labeling or sale of beverages may reduce demand for our products, which could adversely affect our profitability.

In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand.

The nonalcoholic beverage business environment in our territories is dynamic and constantly evolving rapidly as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns; shifting consumer tastes and needs; changes in consumer lifestyles; and competitive product and pricing pressures. If we are unable to adapt successfully to the changing environment and retail landscape, our share of nonalcoholic beverage sales, volume growth and overall financial results will be adversely affected.

Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.

The soft drink and nonalcoholic beverage businesses are highly competitive in each of the territories in which we operate. We compete with bottlers of local and regional brands, including low cost beverages and Pepsi products.  In Argentina and Brazil, we compete with Companhia de Bebidas das Americas, commonly referred to as AmBev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsico trademark products, in addition to a portfolio that includes local brands with flavors such as Guaraná. In Chile, our main competitor is Compañía de Cervecerías Unidas, which sells Pepsico trademark products as well as a portfolio that includes juices and waters.  In Paraguay, our main competitor is Embotelladora Central with Niki and De la Costa trademarks (which are low cost “B-brands”), followed by AV S.A. a bottler of the Pepsico trademark.  This competition in each of the regions where we operate is likely to continue, and we cannot assure you that it will not intensify in the future, which could materially and adversely affect our financial condition and results of operations.

Raw material prices may be subject to U.S. dollar/local currency exchange risk and price volatility, which could increase our costs of operations.

In addition to water, our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) sweeteners and (3) packaging materials. Our most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. Prices for concentrate are determined by The Coca-Cola Company and the Coca-Cola Company has unilaterally increased concentrate prices in the past and may do so again in the future. We cannot assure you that The Coca-Cola Company will not increase the price of the concentrate for Coca-Cola trademark beverages or change the manner in which such price will be calculated in the future. We may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of our products or our results. The prices for our remaining raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates.

We purchase our raw materials from both domestic and international suppliers, some of which must be approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Because the prices of the main raw materials are denominated in U.S. dollars, we are subject to local currency risk with respect to each of our operations. If any of the Chilean peso, Brazilian real, Argentine peso, or Paraguayan guaraní were to depreciate significantly against the U.S. dollar, the cost of certain raw materials in our respective territories could rise significantly, which could have an adverse effect on our financial condition and results of operations. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.  Additionally, some raw material prices are subject to high volatility, which could also have a material adverse effect on our profitability. The supply or cost of specific raw materials could be adversely affected by domestic or global price changes, strikes, weather conditions, governmental controls or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our financial performance.

Instability in the supply of utility services and oil prices may adversely impact our results of operations.

Our operations depend on a stable supply of utilities and fuel in the countries where we operate. Electrical power outages could lead to increased energy prices and possible service interruptions. Interruptions in the supply of water could also generate an increase of our production costs and possible service interruptions. We cannot assure you that in the future we will not experience energy or water supply interruptions that could materially and adversely affect our business. In addition, a significant increase in energy prices would raise our costs, which could materially impact our results of operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation in the regions where we operate and we expect that they will continue to do so in the future. We cannot assure you that fuel prices will not increase in the future, and a significant increase in fuel price may have a significant effect on our financial performance.

Water scarcity and poor water quality could adversely impact our production costs and capacity.

Water is the main ingredient in substantially all of our products. It is also a limited resource in many parts of the world, facing unprecedented challenges from overexploitation, increasing pollution and poor management.  As demand for water continues to increase around the world, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints that could adversely affect our profitability or net operating revenues. We obtain water from various sources in our territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in our various territories or pursuant to contracts. We are also subject to uncertainty regarding the interpretation of the laws of the countries in which we operate, and any ambiguity or uncertainty regarding the interpretation or application of regulations can result in increased production costs or penalties for non-compliance, which are impossible or difficult to predict. We also anticipate discussions on new regulations on ownership and water usage in Chile and Paraguay. Additionally, water supply in the São Paulo region has been recently affected by low rainfall, which has affected the main water reservoir that serves the greater São Paulo area. Water shortages or changes in governmental regulations aimed at rationing water in the region could affect our water supply.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Significant additional labeling or warning requirements may inhibit sales of our products.

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products. In addition, the Chilean congress recently passed a new law which will become effective on June 27, 2016, with respect to labeling of certain consumer products, including soft drinks and bottled juices and waters such as ours. In October 2015 we instituted a plan to adjust our labels to the new requirements of this law in order to be able to comply with its requirements once it becomes effective. Due to the difficulty of determining the future scope and interpretation of the requirements of this law we may be subject to ambiguity or uncertainty with respect to its interpretation and application which could result in non-compliance and associated costs and penalties, which are impossible or difficult to predict.  These requirements may adversely affect sales of our products.

Our business may be adversely affected if we are unable to maintain brand image and product quality.

Our beverage business is highly dependent on maintaining the reputation of our products in the countries where we operate. If we fail to maintain high standards for product quality, our reputation and ability to remain a distributor of Coca-Cola beverages in the countries where we operate could be jeopardized. Negative publicity or incidents related to our products may reduce their demand and could have a material adverse effect on our financial performance. If any of our products is defective or found to contain contaminants, or causes injury or illness, we may be subject to product recalls or other liabilities.

We take precautions to ensure that our beverage products are free from contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) are free of defects. Such precautions include quality-control programs for primary materials, the production process and our final products.

We have established procedures to correct problems detected.

In the event that contamination or a defect does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance policies against certain product liability risks, we may not be able to enforce our rights in respect of these policies, and, in the event that a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

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

International investors, as a general rule, consider the countries in which we operate to be emerging market economies. Consequently, economic conditions and the market for securities of emerging market countries influence investors’ perceptions of Chile, Brazil, Argentina and Paraguay and their evaluation of securities of companies located in these countries.

During periods of heightened investor concern regarding emerging market economies, the countries where we operate may experience significant outflows of U.S. dollars.

In addition, during these periods companies based in the countries where we operate have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets, which have negatively affected the prices of the aforementioned countries’ securities. Although economic conditions are different in each of the emerging-market countries, investors’ reactions to developments in one of these countries may affect the securities of issuers in the others. For example, adverse developments in emerging market countries may lead to decreased investor interest in investing in the securities of Chilean companies.

Our business may be adversely affected if we fail to renew collective bargaining labor agreements on satisfactory terms or experience strikes or other labor unrest.

A substantial portion of our employees is covered by collective bargaining labor agreements.  These agreements generally expire every year. Our inability to renegotiate these agreements on satisfactory terms could cause work stoppages and interruptions, which may adversely impact our operations. Amendments to the terms and conditions of existing agreements could also increase our costs or otherwise have an adverse effect on our operational efficiency. We experience periodic strikes and other forms of labor unrest through the ordinary course of business. For example, in 2008 we experienced a strike in our production facilities in Chile, which lasted for a period of approximately two weeks, and which had a significant effect on our production capacity. We cannot assure you labor interruptions or other labor unrest will not occur in the future. If we experience strikes, work stoppages or other forms of labor unrest at any of our production facilities, our ability to supply finished beverages to customers could be impaired, which would reduce our net operating revenues and could expose us to customer claims.

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

In the past, voluntary price restraints or statutory price controls have been imposed in several of the countries in which we operate. Currently there are no price controls applicable to our products in any of the territories in which we operate, other than in Argentina, where there are voluntary price restraints. There are currently no price controls for our products in any of the territories in which we operate, except in Argentina, where there are voluntary price restraints. There are currently no published laws or regulations imposing price controls on our products in Argentina. Nonetheless, we have complied with the request by Argentine government authorities to maintain prices of certain products sold through supermarkets.

The imposition of these restrictions or voluntary price restraints in Argentina or other territories may have an adverse effect on our results and financial condition.  We cannot assure you that government authorities in Argentina or in any country in which we operate will not impose statutory price controls, or that we will not be requested to impose voluntary price restraints in the future.

We may be required to incur considerable expenses in order to comply with various environmental laws and regulations. Such expenses may have a material adverse effect on our results of operations and financial position.

We are subject to various environmental laws and regulations that apply to our containers, products and activities. If these environmental laws and regulations are strengthened or newly established in jurisdictions in which we conduct our businesses, we may be forced to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material adverse effect on our results of operations and financial position. To the extent we determine that it is not financially sound for us to continue to comply with such laws and regulations, we may have to curtail or discontinue our activities in the affected business areas.

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation due to our failure to adequately communicate the impact of any such proceeding or its outcome to the investor and business communities.

In the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant.  In addition, Coca-Cola Andina Brazil is party to a series of ongoing administrative tax proceedings in which the Brazilian federal tax authorities have claimed that Coca-Cola Andina Brazil has unpaid liabilities for value-added taxes on industrialized products (imposto sobre produtos industrializados, or IPI) involving aggregate claims of a significant amount. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business. Ineffective communications during or after these proceedings could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities. Additionally, adverse preliminary decisions in one or more of these proceedings may require the use of substantial financial resources during its review by a higher court.

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

For example, in Chile on September 29, 2014 Law 20.780 was enacted which was subsequently amended by Law 20.899, on February 8, 2016 (the “Tax Reform”). The Tax Reform provides a “Transitional Regime” for calendar years 2014, 2015 and 2016 and a “Permanent Regime” for calendar years 2017 and thereafter.

In the Transitional Regime, for calendar years 2014, 2015 and 2016, the Tax Reform progressively increases the Corporate Income Tax rate to 21%, 22.5% and 24%, respectively. There are no changes to the taxation that applies to dividends paid to shareholders that are not resident in Chile. The additional tax rate remains at 35% and credit is available for 100 percent of corporate income tax that may be charged to dividends remitted abroad. For natural persons domiciled or resident in Chile the current regime also remains. Such shareholders are taxed with the Supplementary Global Tax which has progressive rates ranging between 0% and 40% in the year they receive the payment of the dividend, entitled to credit for the entirety of corporate income tax paid by the issuer of the shares. For the calendar year 2017, the rate will be 25% for companies that choose the Attributed Regime scheme and 25.5% for those taxed by the Semi-Integrated scheme, each described below.

In the Permanent Regime, for the years 2017 and thereafter, taxpayers may choose either the Attributed Regime or the Semi-Integrated income taxation schemes. Under the Attributed Regime scheme, annual accrued profits are immediately charged with the corporate income tax rate of 25% and an additional tax of 35%, maintaining the right to credit against the latter 100% of corporate income tax. In this option, non-Chilean shareholders are taxed with the additional tax of 35% regardless of whether the Chilean company pays a dividend or not due to the fact that the additional tax should be declared and paid in the year in which profits are accrued in the Chilean company that has issued the shares.

The same applies to local shareholders, defined as natural persons domiciled in Chile, but with a maximum rate of 35% for the Supplementary Global Tax. Under the Semi-Integrated tax scheme, earned annual profits are taxed at the corporate income tax rate of 27% (25.5% for fiscal year 2017).  Dividends remitted abroad and those paid to local shareholders are taxed with additional tax or Supplementary Global Tax (with a maximum rate of 35%) only in the year of the payment of the dividend. The additional tax rate remains at 35% with corporate income tax credit paid by the issuing company.

Notwithstanding the above, local shareholders and shareholders domiciled in countries that do not have an existing treaty to avoid double taxation with Chile, can only credit 65% of corporate income tax, which results in a total tax burden on profits distributed to those shareholders of 44.45%. The credit limitation is made by establishing a debit (tax) to the shareholder equal to 35% of corporate income tax.

It should be noted that an open stock corporation in which one or more of its shareholders is in turn a company domiciled in Chile does not have the option and will automatically be subject to the Semi-Integrated scheme.

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

In January 2016, the government of the Province of Río Negro, Argentina, adopted Law No. 5,009, which increased the tax rate applied to revenue from products sold within the Province of Río Negro and manufactured in any other Argentine province from 3.8% to 4%. In January 2016, the government of the Province of Neuquén, Argentina adopted Law No. 2.982, which increased the tax rate applied to revenue from products sold within the Province of Neuquén and manufactured in any other Argentine province in 0.5%. In December 2015, the government of the Province of Córdoba, Argentina adopted Law No 10.323, establishing an additional tax from January 1, 2016 through and including December 31, 2019, for the Infrastructure Works Financing Fund increasing the tax rate on gross income by 15.25%.

Given the high tax burden in Brazil, the government provides tax incentives to attract investment to certain territories, particularly for manufacturers and other companies operating and investing in Brazil. Andina Brazil has been provided with some of said incentives. However, these incentive programs may be modified or terminated, thereby increasing our cost of operations in Brazil. Termination, non-extension or non-renewal of said tax incentives would have a material adverse effect on our business, financial condition and results of operation.

We may not be able to successfully integrate our recent acquisitions and achieve the operational efficiencies and/or expected synergies.

We have and we may continue to acquire bottling operations and other businesses. A key element to achieve the benefits and expected synergies of our recent and future acquisitions and/or mergers is to integrate the operation of acquired or merged businesses into our operations in a timely and effective manner. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, results and financial condition could be adversely affected if we are unable to do so.

If we do not successfully comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act.

We may not be able to recruit or retain key personnel.

In order to support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies. We face various challenges inherent in the management of a large number of employees over diverse geographical regions. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile.

39.3% of our assets as of December 31, 2015 and 27.3% of our net sales for the year ended December 31, 2015 corresponded to our operations in Chile.  Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile.

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

According to data published by the Central Bank, the Chilean economy grew at a rate of 5.6% in 2012, 4.2% in 2013 and 1.9% in 2014 and at a rate of 2.5%, 1.9% and 2.2% respectively during the first three quarters of 2015. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

We cannot assure you that the future development of the Chilean economy will not impair our ability to successfully carry out our business plan or materially adversely affect our business, financial condition or results of operations.

Inflation in Chile and government measures to curb inflation may disrupt our business and have an adverse effect on our financial condition and results of operations.

Although Chilean inflation has decreased in recent years, Chile has experienced high levels of inflation in the past. The annual rates of inflation in Chile, which in 2012, 2013, 2014 and 2015 were 1.5%, 3.0% 4.6%

and 4.4%, respectively, as measured by changes in the consumer price index and as reported by the INE (Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics), could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations if we are unable to increase our prices in line with inflation. We cannot assure you that Chilean inflation will not revert to prior levels in the future.

The measures taken by the Central Bank to control inflation have often included maintaining a conservative monetary policy with high interest rates, thereby restricting the availability of credit and economic growth. Inflation, measures to combat inflation, and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are UF-denominated or are indexed to the Chilean consumer price index. Due to competition, we cannot assure you that we will be able to realize price increases, which could adversely impact our operating margins and operating income. Additionally, an important part of our financial debt is UF-denominated, and therefore the value of the debt reflects any increase of the inflation in Chile.

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

Based on the Observed Exchange Rates for U.S. dollars as of December 31, 2013, 2014 and 2015, the Chilean peso depreciated 9.3%, 15.7% and 14.7% relative to the U.S. dollar in nominal terms, respectively.

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

36.6% of our assets as December 31, 2015 and 32.3% of our consolidated net sales for the year ended December 31, 2015 corresponded to our operations in Brazil.

Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations to a considerable extent are dependent upon political and economic conditions prevailing in Brazil.  The Brazilian economy is also affected by international economic and market conditions in general, especially economic and market conditions in the United States.  Similarly to other emerging market countries, the Brazilian currency depreciated significantly during 2015, attributed in part to an outflow of capital related to the expectation that the United States Federal Reserve will reduce or end its “quantitative easing” economic stimulus measures.  The Brazilian economy is therefore subject to uncertainties and risks related to changes in economic conditions and policy measures in countries such as the United States and China, as well as the European Union and elsewhere.

The Brazilian economy has been experiencing a slowdown — GDP growth rates were 3.9%, 1.8%, 2.7%, and 0.1% in 2011, 2012, 2013 and 2014, respectively, but GDP decreased 3.8% in 2015. In addition, inflation, unemployment and interest rates increased in 2015, and the Brazilian real weakened significantly in comparison to the U.S. dollar. The market expectation for 2016 is that the Brazilian economy will continue to slow down.

The Brazilian government exercises significant influence over the Brazilian economy, which together with historically volatile Brazilian political, social and economic conditions could adversely affect our financial condition and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, price controls, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. Our business, results of operations, financial condition and prospects may be adversely affected by, among others, the following factors:

•                  exchange rate fluctuations;

•                  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product (GDP);

•                  high inflation rates;

•                  changes in fiscal or monetary policies;

•                  increase in interest rates;

•                  exchange control policies;

•                  volatility and liquidity of domestic capital and credit markets;

•                  changes in climate and weather patterns;

•                  energy or water shortages or rationalization, particularly in light of water shortages in parts of Brazil;

•                  changes in environmental regulation;

•                  social and political instability, particularly in light of recent protests against the government; and

•                  other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation.

Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil. In addition, protests, strikes and corruption scandals, including the “Lava Jato” investigation, have led to a fall in confidence and a political crisis. There is strong popular pressure and several legal and administrative proceedings for the impeachment of Dilma Rousseff, the Brazilian President, and/or revocation of the mandates or resignation of the Brazilian President and/or the Head of the House of Representatives, which have led to uncertainties. The political crisis could worsen the economic conditions in Brazil, which may worsen purchasing power, consumption and supply chain costs and adversely affect our results of operations and financial condition.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil, adversely affecting the operations of Andina Brazil, which could adversely impact our financial condition and results of operations.

Brazil has historically experienced extremely high rates of inflation. Inflation, and several measures taken by the Federal Government in order to control it, combined with speculation about possible government measures, have in the past had significant negative effects on the Brazilian economy. Historically, the annual inflation rates recorded in Brazil before 1995 were extremely high, and included periods of hyperinflation. According to the National Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”), Brazilian consumer price inflation rates were 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4%  in 2014 and 10.7% in 2015.  Considering this history and the uncertainty around the Brazilian government’s policies, we cannot provide any assurance that inflation rates in Brazil will not increase more.

Brazil may continue experiencing high levels of inflation in 2016, above the Central Bank’s target. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net profit. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations and financial condition.

Exchange rate instability could affect our business, financial condition and results of operations.

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

In 2013, the real depreciated against the U.S. dollar, closing at R$2.3426 to US$1.00. In 2014, the real depreciated against the U.S. dollar, closing at R$2.6562 to US$1.00 on December 31, 2014. In 2015, the real depreciated against the U.S. dollar, closing at R$3.904 to US$1.00 on December 31, 2015. We cannot guarantee that the real will not again depreciate or appreciate against the U.S. dollar in the future. In addition, we cannot guarantee that any deprecation or appreciation of the real against the U.S. dollar or other currencies will not have an adverse effect on our business.

Depreciation of the real against major foreign currencies, including the U.S. dollar, could create additional inflationary pressures in Brazil and cause the Central Bank to increase interest rates in effort to steady the economy. In turn, these measures could negatively affect the growth of the Brazilian economy as a whole and may harm our financial condition and our results of operations, curtail access to foreign financial markets and prompt government intervention, including efforts to avoid recession. Depreciation of the real can also, as in the context of an economic slowdown, lead to a decrease in consumer spending, deflationary pressures and reduced growth in the Brazilian economy as a whole.

In contrast, appreciation of the real relative to the major foreign currencies, including the U.S. dollar, could lead to a deterioration of Brazilian current accounts, as well as foreign exchange current accounts, and also affect export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and us.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social, or “PIS”) and Social Security Contribution (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes, the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”) and some other taxes, such as increases in payroll taxes. These proposals may not be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Recently, regarding the “ICMS”, there have been some discussions about the difference between a full exemption and a base reduction. If a base reduction is considered a partial exemption, there is a risk of reduction of our tax credits, which may adversely affect our results of operations.

Tax proceedings may result in a significant tax liability to Ipiranga

Ipiranga is party to a series of ongoing administrative tax proceedings in which the Brazilian federal tax authorities have claimed that Ipiranga has unpaid liabilities for value-added taxes on industrialized products (imposto sobre produtos industrializados, or IPI) in an aggregate amount, as of December 31, 2015, of approximately R$1,206,853,388. These proceedings are at different administrative as well as judicial procedural stages. We disagree with the Brazilian tax authority’s position and believe that Ipiranga was entitled to claim IPI tax credits in connection with its purchases of certain exempt inputs from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authority’s claims are without merit. Our external Brazilian counsel has advised us that it believes Ipiranga’s likelihood of loss in most of these proceedings is classified as possible to remote (i.e., approximately 30% likelihood). Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is impossible to predict its final resolution. Finally, pursuant to the agreement under which we agreed to acquire Ipiranga’s shares, the sellers agreed to indemnify us for such tax obligations and established a five-year duration escrow account (which five-year term expires [•]) to support this indemnity liability in an amount equivalent to R$270,018,165.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

10.0% of our assets as of December 31, 2015 and 33.4% of our net sales for the year ended December 31, 2015 corresponded to our operations in Argentina. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our business operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. During 2001 and 2002, Argentina went through a period of major political, economic and social instability, which led to a partial default by Argentina in the payment of its sovereign debt, and the devaluation of the peso in January 2002, after over ten years of parity with the U.S. dollar. Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this recovery is sustainable. This is mainly because recent economic growth was initially dependent on a significant devaluation of the Argentine peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. According to the INDEC (Instituto Nacional de Estadísticas y Censos, or the National Statistics and Census Institute), GDP growth in real terms in Argentina was 9.5% in 2010, 8.4% in 2011, 0.8% in 2012, 2.9% in 2013 and 0.5% in 2014. The most recent GDP figures INDEC has released are for the first and second quarters of 2015, when Argentina registered GDP growth in real terms of 2.1% and 2.3%, respectively. We cannot assure you that Argentine GDP will increase or remain stable in the future. The economic crisis in Europe, the international demand for Argentine products, the instability and competitiveness of the Argentine peso against foreign currencies, confidence among consumers and foreign and domestic investors, the significant and increasing inflation rate and future political, financial and economic uncertainties, among other factors, may affect the development of the Argentine economy.

Political and economic instability in Argentina may recur, which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

In the period from 1998 through 2003, Argentina experienced acute economic difficulties that culminated in the restructuring of substantially all of Argentina’s sovereign indebtedness. There were a succession of presidents during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures. Argentina’s GDP contracted 10.9% in 2002. Beginning in 2003, Argentine GDP began to recover and from 2004 to 2008 recorded an average rate of growth of 8.4%.

The global economic crisis of 2008 led to a sudden economic decline, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures, and lack of consumer and investor confidence, which have forced the Argentine government to adopt different measures, including the tightening of foreign exchange controls, the elimination of subsidies to the private sector and the proposal for new taxes.

On the other hand, until December 2015, the Argentine government increased its intervention level in some of the areas of the economy. For example, in May of 2012, the Argentine government nationalized YPF S.A., Argentina’s largest and previously Spanish-owned oil company, which was originally an Argentinian state owned entity. Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. Despite the change in government that occurred in December 2015, the level of governmental intervention in the economy in the future may continue, which may have adverse effects on Argentina’s economy and, in turn, our business, results of operations and financial condition.

The Argentine government could impose certain restrictions on currency conversions and remittances abroad, which could affect the timing and amount of any dividends or other payment we receive from our Argentine subsidiary.

In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures, which included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including for purposes of paying principal and interest on debt and distributing dividends. From December 2011 to November 2015, as a result of the increased demand in Argentina for U.S. dollars and capital flows from Argentina during 2011, the Argentine Government imposed additional restrictions on the purchase of foreign currency and certain transfers of funds out of Argentina and reduced the time required to comply with certain transfers of funds into Argentina.

During December 2015 these restrictions began to be reviewed by the new administration in order to normalize the existing exchange-rate policy.

Under current Argentine law, we may declare and distribute dividends with respect to our Argentine subsidiary and Argentine banks may lawfully process payments of those dividends to us and other non-resident shareholders. Our declaration and distribution of dividends is subject to certain statutory requirements and must be consistent with our audited financial statements. The processing of payment of dividends by Argentine banks is subject to Argentine Central Bank regulations, including verification of our Argentine subsidiary’s compliance with foreign debt and direct investment disclosure obligations. In addition to statutory and administrative rules affecting our Argentine subsidiary’s payment of dividends, during 2012 the Argentine government imposed discretionary restrictions on Argentine companies as part of a policy to limit outbound transfers of U.S. dollars. From 2010 until the beginning of 2016 these restrictions halted dividend payments to non-resident shareholders. At the start of 2016 the new administration began decreasing these restrictions which enabled us to withdraw earnings for the year 2010 from our Argentine subsidiary in February 2016.

Nonetheless, we cannot assure you that we will be able to cause our Argentine subsidiary to distribute dividends to its non-resident shareholders, despite otherwise meeting all statutory and regulatory requirements for payment.

Argentina’s government may impose certain restrictions on imports, which could have an impact in our operations.

Since February 2012, pursuant to a resolution of the Argentine Federal Tax Authority (“Administración Federal de Ingresos Públicos—AFIP”) Argentine importers were required to file a “Prior Import Statement” (“Declaración Jurada Anticipada de Importación—DJAI”) with the AFIP providing information on future imports prior to the execution of any purchase order or similar document.  Compliance with this requirement, was verified by the Argentine customs upon arrival of the goods into Argentina and was a condition for the authorization of the payment of the purchase price by the Argentine fiscal entities. Although this was intended merely as an information gathering regime, it may in the future be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services (known by its initials as “DJAS”), and resulted in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. While the change in the Argentine government that occurred in December 2015 considerably relaxed restrictions on imports of goods and services and replaced the Prior Import Statement system described above with a Comprehensive System of Monitoring Imports (Sistema Integral de Monitoreo de Importaciones - SIMI) (together with the implementation of automatic and non-automatic licenses) while maintaining the DJAS, we cannot assure that these restrictions will be completely removed or that the previous regime will not be reinstated. Restrictions on Argentine imports of goods and services of our subsidiaries may adversely affect our financial conditions or results of operations.

Inflation in Argentina may adversely affect our operations, which could adversely impact our financial condition and results of operations.

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and its money supply. According to the INDEC, the official annual rates of inflation for the years 2011, 2012, 2013, 2014 and 2015 (date until October 2015 since the INDEC suspended its report thereafter) were 9.5%, 10.8%, 10.9%, 23.9% and 11.8%, respectively. Moreover, after changes in personnel and in the methodology used to calculate the consumer price index at the INDEC in 2007, the accuracy of its past measurements has been put into doubt by economists and investors. The actual consumer price index and wholesale price index may therefore be substantially higher than those indicated by the INDEC for years prior to December 2015. With the change of the Argentine Government in December 2015, INDEC has suspended the issuance of reports on the consumer and wholesale price indices until June 2016, date on which, according to INDEC, it will begin to report new indexes. We cannot assure INDEC will disseminate new indexes or that when they do they will be accurate or appropriate. A lack of consumer price indexes and other proper and accurate

INDEC indexes could cause a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on our operations and financial condition

In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that foster economic growth. In addition, high inflation or a high level of price instability may materially and adversely affect the business volume of the financial system. This result, in turn, could adversely affect the level of economic activity and employment in the country.

High inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, a dilution of the positive effects of the Argentine peso devaluation on the export-oriented sectors of the Argentine economy, even with the elimination of the exchange restriction, would decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia, the Stabilization Coefficient Index, a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country’s financial obligations. A high level of uncertainty with respect to these economic indicators, and a general lack of stability with respect to inflation, could cause a shortening of contract terms and affect the ability of businesses to plan and make decisions, thereby potentially materially and adversely affecting economic activity and lowering consumers’ and individuals’ income and their purchasing power, all of which could have a material adverse effect on our financial condition and operating results.

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

In addition, the foreign shareholders of several Argentine companies, including public utilities, and bondholders filed claims that exceeded US$20 billion with the International Centre for Settlement of Investment Disputes. During 2013, approximately US$ 680 million of these claims were settled.  As of the date hereof, approximately US$ 15 billion in claims remains pending.

In addition, pursuant to an order dated February 23, 2012, as amended by an order dated November 21, 2012, the United States District Court for the Southern District of New York granted an injunction requiring Argentina to pay the holders of the defaulted debt as a precondition to making a single interest payment under the restructured debt. The injunction further required Argentina to pay into an escrow account over $1.3 billion prior to making the payment of the restructured debt on the December 15, 2012 scheduled payment. Upon appeal by Argentina, on August 23, 2013 the U.S. Court of Appeals for the Second Circuit upheld the lower court order requiring Argentina to pay holdout bondholders as a condition to payments to holders of restructured debt. On September 11, 2013, Argentina’s Congress approved an open-ended bond swap offer that would allow holders of the remaining 7% of bonds still outstanding after the country’s 2002 default (as well as participating bondholders) to exchange their instruments for new bonds governed by Argentine law. On October 3, 2013, the U.S. District Court for the Southern District of New York ordered Argentina to desist from the exchange offer.  On November 18, 2013 the Second Circuit upheld the previous order and Argentina appealed to the Supreme Court of the United States. A ruling is expected within the next 6 months, however if the Supreme Court does not rule within that period the previous ruling will be affirmed. In December 2015, the new Argentinian administration announced its intention to negotiate with holdout bondholders, a process that is currently under negotiation.

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

After several years of price stability in Argentina, the devaluation of the Argentine peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. The devaluation had an adverse effect on the ability of Argentine companies to make timely payments on their foreign currency denominated obligations, generating high inflation throughout 2002, significantly reducing real salaries and adversely affecting companies that were focused on the domestic market, such as public service companies and financial companies. It also adversely affected the ability of the government to honor its foreign debt obligations. Since December 2001 until November 2015 CPI increased 1290% while the nominal exchange rate varied 979% rendering an exchange rate depreciation that was attempted to be partially corrected through a 43% devaluation of the peso towards the end of December 2015.

During 2015, the official exchange rate in Argentina depreciated by 52.5% against the U.S. dollar with respect to the official exchange rate as of the end of 2014.

In late 2011 the Argentine government implemented a series of measures aimed at maintaining the level of reserves of the Banco Central de la República Argentina (“BCRA”). As part of that effort, during the last quarter of 2011 until December 2015 new measures were implemented to limit the purchase of foreign currency by private companies and individuals. Access to the foreign exchange market requires authorization of the tax authorities, among other restrictions. As a result, the implied exchange rate in the quotation of Argentine securities that traded in foreign markets and in the local market increased significantly. During the year 2015 these restrictions continued increasing, making operations to withdraw payments to overseas suppliers highly complex. In January 2015  the purchase of dollars per day was limited to US$300,000. By the middle of the year, this limit had been decreased to US$75,000 and by year end was US$50,000, which forced companies to split foreign import payments and caused some companies to reduce their importation of certain inputs.

On December 17, 2015, after the devaluation of the Argentine Peso, the split exchange rate market was reunified with the return of the “Single Free Exchange Market” (Mercado Unico Libre de Cambio) and many restrictions on acquisition of foreign exchange and payments to overseas suppliers were eliminated.

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. With the change of the Argentine Government in December 2015, the exchange market was partially deregulated, and the gap between the exchange rate published by the BCRA and the black market exchange rate was considerably reduced. We cannot predict how these conditions will affect the consumption of our products. Moreover, we cannot predict whether the new Argentine government will continue its monetary, fiscal, and exchange rate policy amendments and if so, what impact any of these changes could have on the value of the Argentine peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations. According to IFRS, which is the method under which the Company presents its results, the results generated by our operations in Argentina are converted to the reporting currency using the official exchange rate.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests. In November of 2012 there was a general strike led by opposition trade unions. The social unrest increased during the last months of 2012, and in December 2012 additional riots occurred, in addition to lootings of shops and supermarkets in cities around the country.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Due to the high levels of inflation, labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in the minimum salary accumulating a total of 32% for that period, and 16% for 2012.  In 2013, 2014 and 2015 the increase of the vital and mobile minimum salary was 23.60%, 33.33% and 27% respectively, and for these same years the market average increase for workers was 25%, 30% and 32%, respectively.

It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future, which could have a material and adverse effect on our expenses and business, results of operations and financial condition.

Legislative and public policy changes.

In 2015 a new Civil and Commercial Code of the Republic of Argentina came into force that regulates all legal relations of our Argentine subsidiary with its customers, suppliers and consumers.  In addition, the new Argentine government which took office in December 2015 has announced that it is considering various bills that could amend Argentinian legislation on issues such as tax, customs, social security, labor, and commerce, among other areas.  Also, the new government has announced changes in various public policies, including an increase in controls under the competition act.  We cannot guarantee that these legislative amendments, if approved, may not adversely affect our financial condition or results of operations of our Argentine subsidiaries.

Risks Relating to Paraguay

Our business operations in Paraguay are dependent on economic conditions in Paraguay.

14.1% of our assets as of December 31, 2015 and 7.0% of our net sales for the year ended December 31, 2015 corresponded to our operations in Paraguay.  Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

GDP in Paraguay for the year 2015 grew by 3.0%, according to preliminary figures from the Central Bank of Paraguay published in the month of December of 2015, compared to growth of 4.7% in 2014 and 14.2% in 2013, after a decrease of 1.2% in 2012 due to adverse weather conditions. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile. If Paraguayan agricultural performance is removed from calculation of GDP, Paraguay’s GDP has grown for 13 consecutive years at an average rate that lies between 3% and 4%.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Paraguay’s consumer price index presented was 3.1% in 2015 versus 4.2% in 2014, showing inflation. Part of the basic food basket used in its calculation consists of imported products and despite the value of the dollar appreciating by over 25%, the exchange rate pass-through was not observed in inflation levels due to the reduced activity of the Paraguayan economy during 2015, principally in trade sector.

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

The exchange rate of Paraguay is free and floating and the Banco Central de Paraguay, or Paraguay Central Bank (“BCP”), actively participate in the exchange market in order to reduce volatility.

In 2015 the guaraní depreciated by 25.2% against the U.S. dollar, while in 2014 it depreciated by 0.7%.  While this depreciation is lower than that of other countries in the region, the local currency follows regional and global trends. Therefore, to the extent that the United States economy improves, the U.S. dollar will begin to gain value. When the U.S. dollar’s value increases and raw materials lose value, this directly impacts Paraguay’s generation of foreign exchange which occurs mainly through the export of raw materials.

A significant depreciation of the local currency could adversely affect our financial situation and financial results, as approximately 25% of our total costs of raw materials and supplies are in U.S. dollars, as well as impact other expenses such as professional fees and maintenance costs.

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

Pursuant to Law No. 19,705, enacted in December 2000, the controlling shareholders of an open stock corporation can only sell their controlling shares via a tender offer issued to all shareholders in which the bidder would have to buy all of the offered shares up to the percentage determined by it, where the price paid is substantially higher than the market price (that is, when the price paid was higher than the average market price for a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%).

The market for our shares may be volatile and illiquid.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$191,510 million at December 31, 2015 and an average monthly trading volume of approximately US$1,861 million for 2015. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

ITEM 4.                         INFORMATION ON THE COMPANY

A.                                   HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Our legal name is Embotelladora Andina S.A., and our commercial name is Coca-Cola Andina. We were incorporated and organized as a sociedad anónima on February 7, 1946 under Chilean regulations, most importantly Chilean Companies’ Law N° 18,046 . An abstract of our bylaws is registered with the Registro de Comercio del Conservador de Bienes Raíces de Santiago (Public Registry of Commerce of the Real Estate Commission Administrator of the City of Santiago) under No. 581 of the year 1946. Pursuant to our bylaws, our term of duration is indefinite.

Our shares of common stock are listed and traded on the Santiago Stock Exchange, on the Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) and the Bolsa de Corredores de Valparaiso (the Valparaiso Stockbrokers Stock Exchange). Our Series A and Series B ADRs representing our Series A and Series B shares, respectively, are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida Miraflores 9153, Piso 7, Renca, Santiago, Chile. Our telephone number is +56-2-2338-0520 and our website is www.koandina.com.

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

In 1998, we purchased a 49% stake in Vital from The Coca-Cola Company. Concurrently, The Coca-Cola Company purchased Vital’s mineral water springs located in Chanqueahue, 80 miles south of Santiago. As part of the transaction, the Vital bottler agreement was replaced with a Minute Maid International Inc., juice bottler agreement and a new mineral water bottling agreement with The Coca-Cola Company.

The production and packaging business of water, juices and non-carbonated beverages licensed by The Coca-Cola Company in Chile was restructured in 2005. Vital Aguas S.A: (“VASA”) was created in 2005 in order to develop the processing, production and packaging of mineral water and other waters by Agua Mineral de Chanqueahue Vital.  Vital S.A. is focused on developing juices and non-carbonated beverages. Andina and Embonor S.A. are also involved in the development of juices and non-carbonated beverages through their ownership stakes in Vital S.A., holding 66.5% and 33.5%, respectively.  In January 2011 the juice production business was restructured to allow the incorporation of the other Coca-Cola bottlers in Chile to the ownership of Vital S.A. which changed its name to Vital Jugos S.A. Andina and Embonor hold 65% and 35% stakes in Embonor S.A, respectively.

In 2001, we entered into a joint venture with Cristalerías de Chile to produce PET bottles.  On January 27, 2012, Coca-Cola Embonor through its subsidiary, Embonor Empaques S.A. acquired Cristalerías de Chile’s stake equivalent to a 50% ownership interest in Envases CMF.

On October 16, 2012, in order to reinforce our leadership position among Coca-Cola bottlers in South America, the Company completed its merger with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is a Coca-Cola bottler with operations in Chile, where it services territories in the II, III, IV, XI and XII regions, as well as parts of Argentina, as described below, and all of Paraguay. The merger grants former shareholders of Polar a 19.68% ownership interest in the merged entity, however the Company controls its day to day operations. As a result of the transaction, we also acquired additional indirect ownership interests in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A.

On January 28, 2016, the Company incorporated a closed joint-stock company called Coca-Cola Del Valle New Ventures S.A. (“Coca-Cola Del Valle”). Embotelladora Andina S.A. contributed 35% of the capital of Coca-Cola Del Valle, with Embonor S.A. and Coca-Cola de Chile S.A contributing the remaining 15% and 50%, respectively. The main corporate purpose of Coca-Cola Del Valle is the development and production of juices, waters and non-carbonated beverages under brands owned by The Coca-Cola Company that Andina and Coca-Cola Embonor S.A. are authorized to commercialize and distribute in their respective franchise territories.

Brazil

Andina Brazil, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In June 1994, we acquired 100% of the capital stock of Andina Brazil for approximately US$120 million and contributed an additional US$31 million to Andina Brazil’s capital immediately after the acquisition to repay certain indebtedness of Andina Brazil.   In 2000, we purchased a Coca-Cola franchise licensee NVG through Andina Brazil for a territory in Brazil comprising the State of Espírito Santo and part of the States of Rio de Janeiro and Minas Gerais, for US$74.5 million.

NVG was merged into Andina Brazil in 2000, and its operations were integrated with Andina Brazil in 2001.

In 2004, Andina Brazil entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Indústria do Amazonas Ltda., for an exchange of franchising rights, goods and other assets of Andina Brazil in the territory of Governador Valadares in the State of Minas Gerais, and other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçu in the state of Rio de Janeiro, which were previously owned by Companhia Mineira de Refrescos S.A.

In 2007, The Coca-Cola Company along with the Coca-Cola bottlers in Brazil created a joint venture, Mais Indústria de Alimentos, in order to enhance the non-carbonated business for the entire System in that country, and in 2008 The Coca-Cola System acquired a second company that produces non-carbonated beverages called Sucos del Valle do Brasil Ltda.  These two companies merged in 2011 and SABB (Sistema de Alimentos y Bebidas do Brasil) was created.

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

On October 11th, 2013, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. (“Coca-Cola Andina”) in Brazil, closed the acquisition of 100% of the capital stock of Companhia de Bebidas Ipiranga (“Ipiranga”) in an all-cash transaction. Ipiranga is also a Coca-Cola bottler with operations in part of the States of São Paulo and part of the State of Minas Gerais. This acquisition was previously arranged between the parties through an agreement signed on July 10th, 2013. The final price paid was R$1,155,445,998. Ipiranga is a leading bottler of The Coca-Cola System in Brazil that operates in certain territories of the states of São Paulo and Minas Gerais. During 2012, its sales volume amounted to 89.3 million unit cases, with revenues amounting to R$695 million, and an EBITDA of R$112 million.

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

Argentina

Production of Coca-Cola soft drinks in Argentina began in 1943 with operations in the province of Córdoba, Argentina, through Inti S.A.I.C., (“INTI”). In July 1995, we, through an investment company incorporated in Argentina called Inversiones del Atlántico S.A., (“IASA”), acquired a 59% interest in Embotelladoras del Atlántico S.A. (“Edasa”, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A. These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., (“Romesa”). In 1996, we acquired an additional 35.9% interest in Edasa, an additional 78.7% interest in Inti, a 100% interest in Cipet (a PET plastic bottle and packaging business located in Buenos Aires) and a 15.2% interest in Cican S.A. During 1997, the operations of Romesa were merged with INTI. In 1999, Edasa was merged into IASA. In 2000, IASA was merged into INTI, forming Embotelladora del Atlántico S.A. (“EDASA”). In 2002, Cipet merged into EDASA. During 2007, EDASA’s ownership interest in Cican S.A. was sold to FEMSA.

During 2011, EDASA resolved the division of part of its equity to form a new company, Andina Empaques Argentina S.A., transferring all activities and assets necessary for the development of EDASA’s Packaging Division.

Accounting and tax effects began on January 1, 2012.  Subsequently, EDASA absorbed Coca-Cola Polar Argentina S.A. by merger. The corresponding Definitive Merger Agreement was registered in the Public Register of Trade of the Province of Córdoba under the Contracts and Dissolves Protocol Registration N ° 007-A25 on September 24, 2014. The merger’s tax and accounting effects began on November 1, 2012. Currently EDASA is the Coca-Cola bottler in the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, part of the province of Buenos Aires and in almost all of Santa Fe, as well as in La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego, Antarctica and South Atlantic Islands.

Additionally, as a result of the Company’s merger with Polar which was completed in October 16, 2012 and is more fully described above, the Company gained territory serviced by Polar in Argentina, consisting of territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western zone of the province of Buenos Aires.

Finally, after the issuance of favorable opinions, on December 2, 2015 the National Commission for the defense of Competition in the Republic of Argentina, a non-concentrated organism under the administration of the Undersecretary of Trade of the Secretary of Trade of Ministry of Economy and Public Finances, notified EDASA of Resolution No. 640 dictated on November 24, 2015 by the Secretary of Trade of the Ministry of Economy and Public Finances under which it moved to authorize and approve the economic concentration caused by the (i) merger by incorporation between the Chilean company Embotelladora Andina S.A., as surviving entity, and Embotelladoras Coca-Cola Polar S.A, and (ii) the merger by incorporation between EDASA as surviving entity, and Coca-Cola Polar Argentina S.A, respectively, under article 13, inc. a) of Law 25.156.

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

Capital Expenditures

During 2015, we used external financing to refinance certain current financial liabilities, to cover temporary cash shortages and other corporate purposes.

The following table sets forth our capital expenditures by territory and line of business for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	MCh$	MCh$	MCh$
Chile	57,545	45,110	50,043
Brazil	56,720	30,280	24,831
Argentina	52,272	25,724	30,056
Paraguay	17,160	13.103	7,470
Total	183,697	114,217	112,400

During 2015, we made investments totaling Ch$2,403 million (unaudited figures) for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies. For further details please refer to Note 29 of our consolidated financial statements filed herewith.

Our total capital expenditures were Ch$183,697 million in 2013, Ch$114,217 million in 2014 and Ch$112,400 million in 2015.

We have budgeted approximately US$200-230 million for our capital expenditures in 2016. Our capital expenditures in 2016 are primarily intended for:

• investments in production capacity (primarily for a plant in Brazil among other investments);

• market investments (primarily for the placement of coolers);

• returnable bottles and cases; and

• investments in vehicles (primarily in Brazil);

We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2016. Our capital expenditure plan for 2016 may change based on market and other conditions, our results and financial resources.

In 2015, capital expenditures were principally related to the following:

Argentina

•              Bottles (glass and PET) and bottle cases;

•              Coolers and post mix equipment;

•              New Box Line for packaging (Andina Empaques Plant-fine tuning)

•              Process adaptation and new towers at Raw Sugar Plant;

•              Adaptation Cold and Hot Fill Production Lines (all plants);

•              Molds and tooling of new SKUs (CDS and NCBS); and

•              Expansion of finished product deposit and patio (Bahía Blanca plant)

Brazil

•              First stage construction of the Duque de Caxias plant;

•              Construction of the Caju Distribution Center;

•              REF PET and glass returnable bottles and bottle cases;

•              Coolers and post-mix equipment for the point of sale;

•              Machinery to increase efficiency and production capacity; and

•              Acquisition of distribution trucks and motorcycles for the sales force.

Chile

•                                         Returnable bottles (glass and PET) and bottle cases;

•                                         Cold equipment, post-mix and other equipment for points of sale;

•                                         Purchase of distribution trucks;

•                                         Infrastructure investments at Renca plant, in logistics and sourcing;

•                                         Machinery to improve efficiency and production capacity; and

•                                         Land purchases.

Vital Jugos

•                                          Acquisition of an Electronic Inspector for RGB Line 1;

•                                          Implementation of inventory and dispatch control with RFID system;

•                                          Acquisition of automatic caser for bottles RGB Line 1;

•                                          Construction of fruit pulp warehouse in racks; and

•                                          Acquisition and installation of a water treatment plant.

Vital Aguas:

•                                          Acquisition and installation of a bottle cap manufacturing machine for aluminum caps for glass bottles;

•                                          Refurbishing of PET OW Lines 3 and 4 and Container Line 2; and

•                                          Installation of CCTV IP system.

Paraguay

•                                         Sugar treatment system by ion exchange;

•                                         Completion of implementation of electronic inspection by Asebi in all returnable glass lines;

•                                         Implementation of fire network in industrial plant and distribution centers of Coronel Oviedo and Encarnación;

•                                         Returnable bottles and plastic cases; and

•                                         Cooling equipment.

B.            BUSINESS OVERVIEW

We believe we are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We believe we are the largest bottler of Coca-Cola trademark beverages in Chile, the second largest in Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay. In 2015, we had consolidated net sales of Ch$1,877,394 million and total sales volume of 819.9 million unit cases of Coca-Cola soft drinks.

In addition to our soft drinks business, which accounted for 76% of our consolidated net sales during 2015, we also:

•                  produce and distribute fruit juices, other fruit-flavored beverages and mineral and purified water in Chile, Argentina and Paraguay under trademarks owned by The Coca-Cola Company;

•                  produce flavored waters and other carbonated beverages under trademarks owned by The Coca-Cola Company;

•                  manufacture polyethylene terephthalate (“PET”) bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina, where we also produce returnable PET bottles, cases and plastic caps;

•                  produce Tea and Juices in Brazil for Leão Alimentos e Industria Ltda.;

•                  distribute non-carbonated beverages such as tea, fruit juices, energy drinks, sport drinks and waters in Brazil under trademarks owned by The Coca-Cola Company;

•                  distribute beer in Brazil under the brands Amstel, Bavaria, Birra Moretti, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Murphy’s, Sol and Xingú;

•                  distribute beer in the south of Argentina; and

•                  distribute spirits in the south of Chile.

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

Our Product Overview

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories. The following table sets forth our brands as of December 31, 2015:

	Chile	Brazil	Argentina	Paraguay
Colas:
Coca-Cola	✓	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓	✓	✓
Coca-Cola Life	✓		✓

Flavored Soft Drinks:
Crush			✓	✓
Fanta	✓	✓	✓	✓
Fanta Zero	✓
Inca Kola	✓
Inca Kola Zero	✓
Kuat		✓
Kuat Zero		✓
Nordic Mist	✓
Nordic Mist Zero	✓
Quatro			✓

Sprite	✓	✓	✓	✓
Sprite Zero	✓
Schweppes		✓	✓	✓
Schweppes Soda		✓
Cantarina	✓

Juice:
Cepita			✓
Del Valle	✓	✓
Frugos				✓
Frugos Light		✓		✓
Mais

Water:
Aquarius	✓	✓	✓	✓
Benedictino	✓
Bonaqua (with and without gas)			✓
Crystal		✓
Dasani				✓
Glaceau	✓
Vital	✓

Other:
Black	✓
Burn	✓	✓		✓
Chá Leão		✓
Fuze	✓	✓	✓
I9		✓
Kapo	✓	✓
Kin (with and without gas)			✓
Leão Ice Tea		✓
Matte Leão		✓
Powerade	✓	✓	✓	✓
Powerade Zero	✓
Guaraná Power		✓

We produce, market and distribute Coca-Cola soft drinks in our franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary in each jurisdiction of The Coca-Cola Company (collectively, the “Bottler Agreements”). We consider the enhancement of our relationship with The Coca-Cola Company to be an integral part of our business strategy.

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

Chile

In Chile, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the metropolitan region of Santiago and the neighboring provinces of Cachapoal and San Antonio, as well as the regions of Antofagasta, Atacama, Coquimbo, Aisén and Magallanes.  Chile accounted for 28.5% and 27.3% of our volume and consolidated net sales, respectively, during 2015.

Soft Drinks. Our Chilean soft drink operations accounted for net sales in 2015 of Ch$375,993 million. We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters.

The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2013		2014		2015
	Ch$	UCs	Ch$	UCs	Ch$	UCs
	(in millions)
Colas	243,176	118.7	262,901	122.8	262,173	115.4
Flavored soft drinks	113,999	55.7	100,222	45.7	113,820	50.1
Total	357,175	174.4	363,123	168.5	375,993	165.5

As of December 31, 2015, we sold our products to approximately 65,000 customers in Chile. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2013	2014	2015
	(%)
Mom & Pops(1)	58	53	50
Supermarkets	25	25	26
On premise	10	15	13
Wholesale distributors	7	7	11
Total	100	100	100

(1) Mom & Pops: are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, the provide informal credit and products are available in smaller formats.

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

Waters are produced and sold under the brands Vital (mineral water) as sparkling, still and lightly carbonated and Benedictino (purified water) as sparkling and still.

In 2015, net sales of waters and juices in Chile represented 7.4% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$138,547 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and as of October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the consummation of the Ipiranga acquisition on October 1, 2013.  Brazil accounted for 35.4% and 32.3% of our volume and consolidated net sales, respectively, during 2015.

Soft Drinks. The Brazilian soft drink operations accounted for net sales of Ch$417,509 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2013		2014		2015
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	271,159	154.8	365,744	186.6	320,220	180.7
Flavored soft drinks	88,342	50.4	125,188	63.6	97,289	54.9
Total	359,501	205.2	490,931	250.2	417,509	235.6

As of December 31, 2015, we sold our products to approximately 97,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2013	2014	2015
	(%)
Mom & Pops	25	26	25
Supermarkets	32	31	31
On premise	22	21	21
Wholesale distributors	21	22	23
Total	100	100	100

Other Beverages. We distribute beer under the Amstel, Bavaria, Birra Moretti, Desesperados, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Murphys, Sagres, Sol and Xingu labels. We also distribute water under the labels Crystal and Aquarius Fresh and sell and distribute ready-to-drink juices under the labels Del Valle Frut, Del Valle Mais, Del Valle 100% and Kapo, energy drinks under the brand names Burn, isotonic drinks under i9 and Powerade brand names and Fuze Chá Leão, Fuze Ice Tea, Fuze Matte Leão, and Guaraná Leão ready-to-drink teas.

In 2015, net sales of beer, waters, juices, ready-to-drink teas, isotonic and energy drinks in Brazil were Ch$189,539 million, representing 10.1% of our consolidated net sales.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, part of the Province of Buenos Aires and most of Santa Fé, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego, Antarctica and South Atlantic Islands. Argentina accounted for 28.6% and 33.4% of our sales volume and consolidated net sales, respectively, during 2015.

Soft Drinks. The Argentine soft drink operations accounted for net sales of Ch$523,461 million in 2015. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2013		2014		2015
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	291,231	149.8	294,241	149.5	384,429	147.1
Flavored soft drinks	98,537	50.6	97,558	49.6	139,032	53.2
Total	389,768	200.4	391,799	199.1	523,461	200.3

As of December 31, 2015, we sold our products to approximately 66,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2013	2014	2015
	(%)
Mom & Pops	45	44	35
Supermarkets	22	22	28
On premise	3	3	3
Wholesale distributors	30	31	34
Total	100	100	100

Other Beverages. In Argentina, we produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Kin, Bonaqua (sparkling and still mineral water), Aquarius and Quatro Liviana (flavored waters), as well as Powerade in the isotonic segment. With the incorporation of Coca-Cola Polar Argentina S.A., starting 2012, we distribute beers including Palermo, Schneider, Heineken, Budweiser, Amstel, Bieckert, Sol, Imperial and Kunstmann

In 2015, net sales of juices, waters, tea based beverages, isotonic and energy drinks in Argentina were Ch$93,410 million, representing 5.0% of our consolidated net sales.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country. Paraguay accounted for 7.5% and 7.0% of our volume and consolidated net sales, respectively, during 2015.

Soft Drinks. The Paraguayan soft drinks operations accounted for net sales of Ch$105,710 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2013		2014		2015
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	60,230	34.2	65,866	33.2	62,337	30.9
Flavored soft drinks	34,084	19.3	40,713	20.6	43,373	21.5
Total	94,314	53.5	106,579	53.8	105,710	52.4

As of December 31, 2015, we sold our products to approximately 53,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2013	2014	2015
	(%)
Mom & Pops	45	44	45
Supermarkets	11	11	11
On premise	22	22	23
Wholesale distributors	22	23	21
Total	100	100	100

Other Beverages. In Paraguay, we produce and distribute juices ready to be consumed under the trademark Frugos. We also manufacture and sell water under the trademarks Dasani (purified water) and Aquarius (flavored water), and isotonic drinks like Powerade. We also manufacture and sell energy drinks under the trademark Burn in disposable glass bottles and we import and distribute cans under the trademark Burn.

In 2015, net sales of juices, waters, isotonic and energy drinks in Paraguay were Ch$24,330 million, representing 1.3% of our consolidated net sales.

Distribution

Chile

Soft Drinks. In Chile, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us (622 trucks) and (ii) our own trucks (75 trucks).  In 2015, 85% was distributed by exclusive distributors and 15% by our own trucks. Distribution of all of Andina Chile’s beverages takes place from distribution centers and production facilities. The 76 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 52.3% of total soft drinks volume in 2015. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 43 days after invoices are issued. On average, accounts receivable from all credit sales clients are liquidated on a 41 day term.

Other Beverages. Juices and waters throughout Chile are distributed by means of distribution agreements between The Coca-Cola Company and the Coca-Cola bottlers in Chile. In 2015, Andina distributed approximately 71% of the products of Vital Jugos and Vital Aguas. Under Vital Jugos’ and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory.

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

Brazil

Soft Drinks. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us;  (ii) trucks operated by independent transport companies on a non-exclusive basis and (iii) our own trucks. In 2015, 8% was distributed by exclusive distributors, 31% by independent transport companies and 61% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities. In 2015, approximately 7.6% of Andina Brazil’ soft drink sales were paid for in cash at the time of delivery, 0.3% were paid by check and 92.1% were paid were paid with other bank securities with an average payment term of 17 days.

Other Beverages. Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Cervejarias Kaiser S.A. (“Kaiser”) by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Kaiser. In 2006, Femsa acquired from Molson a controlling ownership interest in Kaiser and in 2010, Heineken acquired a controlling interest in Femsa’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2015, Andina Brazil’s net sales of beer were Ch$82,790 million, of which Bavaria brand beer accounted for 37.4%, Heineken for 17.6%, Kaiser for 42.8%, Sol for 1.0%, and all the other brands accounted for 1.2% of net sales.

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

Argentina

Soft Drinks. In 2015, 70% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution and 30% by other distributors and wholesale distribution (indirect distribution). All distribution is done by a group of independent transport companies. In 2015, approximately 68% of EDASA’s soft drink sales were paid for in cash and 32% were credit sales.

Paraguay

Soft Drinks. PARESA distributed 76.5% Coca-Cola soft drinks through direct distribution, and 23.5% through wholesale distributors. All direct distribution is done by a group of small truck businessmen. In 2015 approximately 65.3% of sales of Paresa soft drinks were paid in cash and 34.7% were credit sales.

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

Market Share

	2013				2014				2015
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay
	(%)
Coca-Cola soft drinks	67	61	60	61	69	61	61	62	69	62	62	66
Pepsi Bottler soft drinks	26	19	20	11	26	19	20	12	27	19	19	9
Other soft drinks	7	20	20	28	5	20	19	26	4	19	19	25
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen, with the exception of Paraguay, where the data was collected by IPSOS in 2013 and 2014.

Chile

Soft Drinks. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the amount of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and bottled water). Based on reports by A.C. Nielsen, we estimate that in 2015, our average soft drink market share within our franchise territories was 69.3%.

Other Beverages. Vital Aguas’ principal competitor in the water segment is CCU, but there is also competition from low priced brands (“B-brands”) in the water segment in Chile.  Vital Jugos S.A.’s principal competitors in the juice segment are, Watt’s-CCU, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche S.A.. During 2006, CCU acquired a 50% ownership interest of the juice brands in Chile and created a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products competition for our waters and juices business because we believe that these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2015, our market share within our Chilean franchise territories was approximately 34.8% for juices and others segment and approximately 42.5% for waters.

Brazil

Soft Drinks. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets).

According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2015, our average soft drink market share within our Brazilian franchise territories was approximately 62.3%.

Other Beverages. In the beer sector, Andina Brazil’s main competitor is AmBev which during 2014 had a very dominant position in the Brazilian market. In our Rio de Janeiro and Espiritu Santo franchise our market share for waters was 5.8%, where we distribute under the Crystal brand mineral water. In the segment of juices and others our market share was 40.8%.

Argentina

Soft Drinks. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is InBev. The most significant B-brand competitors are: Talca, Pritty and Interlagos. Based on reports by A.C. Nielsen, we estimate that in 2015, our average soft drink market share within our Argentine franchise territories was approximately 61.6%.

Other Beverages.  We service the water market through the Bonaqua brand, through which we have 8% of the market. In addition the market of juices and others is serviced through the Cepita juice brand, Aquarius in flavored water and Powerade in isotonic, where we have a market share of 26.4%.

Paraguay

Soft Drinks. The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the amount of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which has a 13.1% market share. B-brands in Paraguay represent 25.0% of the soft drink industry. Pepsi had a market share of 8.8% in December 2015, and is produced and marketed by Group Vierci, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2015, our average soft drinks market share within our Paraguayan franchise territories was approximately 66.3%.

Other Beverages. We are leaders in all non-carbonated categories, except energy drinks. In waters, we have a market share of 49.4% with the Aquarius and Dasani brands. Additionally, the market for juices and others is serviced, among others by the trademark Frugos in juices and Powerade in isotonic where we have a market share of 38.2%.

Seasonality

Each of our lines of business are seasonal. Most of our beverage products have their highest sales volumes during the South American summer (October through March), with the exception of nectar products, which have a slightly higher sales volume during the South American winter (April through September).

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

EDASA produces and distributes Coca-Cola soft drinks in glass bottles and returnable and non-returnable PET bottles of various sizes and also in aluminum cans. They are also distributed as post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, in stainless steel and bag-in-box containers. EDASA produces and distributes Coca-Cola soft drinks in returnable and non-returnable glass and PET bottles of various sizes, in aluminum cans and as post-mix syrup.

Juices are distributed in non-returnable PET bottles and Tetra Pak containers EDASA also produces and distributes mineral and mineralized water in returnable glass bottles and non-returnable PET bottles. Lastly, it produces and distributes flavored water in non-returnable PET bottles and aluminum cans and isotonic drinks in non-returnable PET bottles.

Sales

In 2015, AEASA had net sales of Ch$22,162 million with sales to EDASA and other related companies amounting to Ch$11,775 million. AEASA also sold PET bottles to third parties accounting for approximately Ch$10,387 million.

Competition

We are suppliers of returnable and non-returnable PET bottles, plastic caps and cases for Coca-Cola bottlers in Argentina and Chile. According to the pre-existing agreements between The Coca-Cola Company and the other Coca-Cola bottlers within South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles to said bottlers.

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

In Argentina, we compete principally with Alpla S.A. and Amcor. AEASA supplies returnable PET bottles to all Coca-Cola bottlers in Argentina.

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

Chile

Soft Drinks. We purchase concentrate at prices established by The Coca-Cola Company. We mainly purchase sugar from Industria Azucarera Nacional S.A., IANSA, Sucden Américas and to Sucden Chile S.A., although we may purchase sugar in the international market when prices are favorable, and have done so on occasion. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis. We obtain carbon dioxide gas from Linde Gas Chile S.A., Praxair Chile S.A. and Praxair Argentina S.A.-  Our electric energy supplier is Chilectra S.A.. Andina’s affiliate Envases CMF, produces returnable PET bottles and non-returnable PET pre-forms which are blown at our Renca plant.

We also purchase bottles from Cristalerías de Chile S.A., Cristalpet S.A. Uruguay and Cristalerías Toro S.A.I.C.  Bottle caps are purchased from Envases CMF S.A., Alucaps Mexicana S.A. de C.V. and Sinea S.A. Water is supplied by Aguas Andina S.A.

During 2015, 84% of the variable cost of sales for soft drinks produced by Andina Chile corresponded to main raw materials.  The cost of each raw material within the total of main raw materials is the following: concentrate represents 66%; sugar and artificial sweeteners 21%; non-returnable bottles 9%; bottle caps 3%, carbon dioxide 1% and other raw material 2%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties (such as our affiliate ECSA) is included within the cost of sales of soft drinks. These costs represent 14% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Other Beverages. The principal raw materials used by Vital Jugos S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 10%, fruit pulp and juices 13%, concentrate 30%, containers 21% and wrapping material 4%, caps 3% and other raw material 3% all of which during 2015 accounted for 84% of total costs for sales of juice, including packaging.

The principal raw materials used by Vital Aguas S.A. in the production of mineral water with and without gas and as a percentage of total raw material costs are: packaging 43%, concentrate 22%, caps 7%, wrapping material 5%, carbonation 1%, and other raw materials 2%, all of which during 2015 accounted for 79% of total costs for sales of water, including packaging.

Brazil

Soft Drinks. Andina Brazil purchases concentrate in the city of Manaus at prices established by The Coca-Cola Company. Manaus has been designated as a duty-free development zone by the Brazilian government. Andina Brazil purchases sugar from Brazilian suppliers, in particular from Usina Alta Mogiana S.A., Acúcar e Alcool, Guarani S.A. and Central EM Acucar e Alcool Ltda (Moreno)  Copersucar Ltda., Alta Mogiana and Usina Moreno. It purchases carbon dioxide gas mainly from Companhia White Martins Gases S.A., Light Esco Ltda. and Linde Gases S.A., packaging from Brasalpla Brasil Industria de Embalagens Ltda. Amcor Pet Packaging do Brasil Ltd., and Owens Illinois S.A. Cans and aluminum caps are purchased from Rexam Beverage Can South and Latapack Ball Embalagens Ltda; metal bottle caps from Aro S.A., Bericap do Brasil Ltda and Closure Systems International (Brazil) Sistemas de Vedacao Ltda.  Andina Brazil purchases water from the municipality of Rio de Janeiro and to Companhia Espírito Santense de Sanenamento.

During 2015, 76% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 40%; sugar and artificial sweeteners 21%; non-returnable bottles 16%; cans 15%; bottle caps 3%; carbon dioxide 1% and other raw material 4%. Additionally, the cost of soft drinks finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 0.3% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non-returnable glass bottles.

Argentina

Soft Drinks. EDASA purchases concentrate at prices established by The Coca-Cola Company. EDASA purchases sugar mainly from Atanor S.C.A. and Ingenio y Refinería San Martín de Tabacal S.R.L. and Carbon dioxide gas from Praxair Argentina S.R.L. and Air Liquide S.A. EDASA buys non-returnable and returnable PET bottles and cases from AEASA and glass bottles from Cattorini Hermanos S.A.  EDASA also buys bottles from Amcor Pet Packaging de Argentina S.A. The plastic caps are purchased from Alusud Argentina S.R.L., AEASA, Sinea Plásticos S.A. and Bericap S.A. and the metal caps are purchased from Metalgráfica Cearense S.A. and Aro S.A. in Brazil. Regarding water supply for the production of soft drinks, EDASA owns water wells and pays a fee to the Dirección Provincial de Aguas Sanitarias. EDASA also buys plastic labels from Luis and Miguel Zanniello S.A. and Envases John S.A and plastic packaging from Petropack S.A., Plastiandino S.A. and Rio Chico S.A.

EDASA obtains electric energy from Compañía Administradora del Mercado Mayorista Eléctrico S.A..

During 2015, 71% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 59%, sugar and artificial sweeteners 20%, non-returnable bottles 14%, bottle caps 3%, carbon dioxide 1% and other raw materials 3%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 4% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina.

PET Packaging. The principal raw material required for production of PET bottles is PET resin. During 2014, this raw material was mainly purchased from DAK Américas de Argentina S.A. and EcopekS.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2015 was bought mainly from PBB Polisur S.A.

In 2014, AEASA’s costs for PET resin accounted for 42% of the total variable cost of its sales of PET bottles and preforms.

Paraguay

Soft Drinks. PARESA acquires concentrates at prices established by The Coca-Cola Company. PARESA acquires sugar from Industria Paraguaya de Alcoholes S.A. Non-returnable pre-forms are mainly supplied by Industrias Pet S.A. Glass bottles are bought from Cattorini Hermanos S.A. and Lux S.A.. Plastic caps for non-returnable bottles are bought from Andina Empaques in Argentina and plastic caps for returnable glass bottles and RefPet are bought from Sinea, and metal caps from Aro S.A. de Brazil. Electric energy is supplied by ANDE-Administración Nacional de Electricidad.  PARESA has its own water wells for the supply of water.

During 2015, 77% of the variable cost of sales for soft drinks produced by Paresa corresponded to main raw materials.  The cost of each raw material within the total of main raw materials is as follows: concentrate represents 49%, sugar and artificial sweeteners 20%, non-returnable bottles 12%, bottle caps 4%, carbon dioxide 1% and other raw material 14%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

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

During 2015, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

Under the terms of our agreement with Heineken, Heineken undertakes all responsibility for planning and managing advertising, marketing and promotional activities related to beer. Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken´s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro and Espírito Santo region.

Channel Marketing

In order to provide more dynamic and specialized marketing of our products, our strategy is to divide our market into distribution channels. Our principal channels are small retailers, “on premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each type of location or distribution channel. In response to this analysis, we seek to tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

Our consolidated total advertising expenditures were Ch$45,729million, Ch$48,110 million and Ch$43,667 million in 2013, 2014 and 2015 respectively.

Bottler Agreements

Our status as a The Coca-Cola Company franchisee is based on the Bottler Agreements that the Company has entered into with The Coca-Cola Company by which it has the license to produce and distribute Coca-Cola brand products within its operating franchise territories in Chile, Brazil, Argentina and Paraguay. The Company’s operations are highly dependent on maintaining and renewing the Bottler Agreements which provide for the production and distribution of Coca-Cola brand products under certain terms and provisions

The Bottler Agreements are international standard contracts The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. These are renewable upon request by the bottler and at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration or that they will be renewed upon the same terms.

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

We are the sole producer of Coca-Cola soft drinks and other Coca-Cola beverages in our franchise territories. Although this right is not exclusive, The Coca-Cola Company even though empowered to do so, has never authorized any other entity to produce or distribute Coca-Cola soft drinks or other Coca-Cola beverages in such territories, although we cannot assure you that in the future it will not do so. In the case of post-mix soft drinks, the Bottler Agreements explicitly establish such non-exclusive rights.

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

Each bottler is prohibited from, directly or indirectly, assigning, transferring or pledging its Bottler Agreement, or any interest therein, whether voluntarily, involuntarily or by operation of law, without the consent of The Coca-Cola Company, and each Bottler Agreement is subject to termination by The Coca-Cola Company in the event of default by us. Moreover, no bottler may undergo a material change of ownership or control without the consent of The Coca-Cola Company.

The Coca-Cola Company may terminate a Bottler Agreement immediately by written notice to the bottler in the event that, among other events, (i) the bottler suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated, dissolved, changes its legal structure, or pledges or mortgages its assets; (ii) the bottler does not comply with instructions and standards established by The Coca-Cola Company relating to the production of its authorized soft drink products; (iii) the bottler ceases to be controlled by its controlling shareholders; or (iv) the terms of the Bottler Agreement come to violate applicable law.

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

In 2005 Vital S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized Vital S.A. to produce, prepare and bottle in packaging previously approved by The Coca-Cola Company the previously mentioned trademarks

Andina, and, Embonor, have the right to purchase products from Vital Jugos S.A. Said agreement is currently in the process of renewal.  Additionally, Andina, Vital Jugos and Embonor have agreed with The Coca-Cola Company, the respective agreements and authorizations to produce, bottle and commercialize these products at their respective plants.

Water Production and Packaging Agreement: In 2005, Vital Aguas S.A. and The Coca-Cola Company entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue, and Dasani incorporating at the beginning of 2008 the brand Benedictino to the product portfolio manufactured by Vital Aguas S.A. under the agreement. This agreement is currently in the process of renewal

Brazil

Our licenses for the territories in Brazil will expire in 2017.

Argentina

Our licenses for the territories in Argentina expire in 2017.

Paraguay

Our licenses for the territories in Paraguay expire in September 2020.

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

Chile. There are no special licenses or permits specifically required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from, and are supervised by, the Chilean Environmental Protection Services (Servicio Sanitario Metropolitano del Ambiente), which inspects production facilities and takes liquid samples for analysis on a regular basis. Our permit from the Chilean Environmental Protection Authority was obtained on January 8, 1992 and is in effect indefinitely. In addition, production and distribution of mineral water is subject to special regulations such that mineral water may be drawn only from sources designated for such purpose by presidential decree. Certification of compliance with such decree is provided by the National Health Service, the Undersecretary’s Office of the Ministry of Health (Servicio de Salud Metropolitano del Ambiente). Our mineral water production facilities have received the required certification.

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

Argentina. While most laws applicable to EDASA are enforced at the federal level, some, such as sanitary and environmental regulations, are primarily enforced by provincial and municipal governments. Licenses or permits are required for the manufacture or distribution of soft drinks in the Argentine territory, which are evidenced through national records of food establishment and food products. Additionally, our production facilities are subject to registration with federal and provincial authorities and to supervision by municipal health agencies, which certify compliance with applicable laws.

Paraguay. Paresa is registered with the Ministry of Industry and Trade in Paraguay, which issues and renews the industrial registry. Its latest renewal expires in 2017.  Food and beverage producers in Paraguay must register with the Ministry of Health, which performs inspections of plants and monitors products in the market. Industries must also have an environmental license issued by the Ministry of Environment, which is the main body responsible for monitoring compliance with environmental laws. In addition to establishing the mandatory employee benefits, include safe working and sanitary conditions at industrial installations within Paraguay. Paresa maintains all of its licenses, permits and registrations issued by these institutions and ensures compliance with the regulations and ordinances of the municipalities where its plant is located.

Environmental Matters

It is our policy to conduct environmentally sound operations on a basis consistent with applicable laws and within criteria established by The Coca-Cola Company. Although regulation of matters relating to the protection of the environment is not as well-developed in the franchise territories as in the United States and other industrialized countries, we expect that additional laws and regulations may be enacted in the future with respect to environmental matters that may impose additional restrictions on us which could materially or adversely affect our results of operations in the future. There are no material legal or administrative proceedings pending against us in any of the franchise territories with respect to environmental matters, and we believe that, to the best of our knowledge, we are in compliance in all material respects with all environmental regulations applicable to us.

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

In addition, Law No. 6,938 of 1981, known as the Brazilian Environmental Policy, introduced an environmental regime under which no environmental damage is exempt from coverage. The legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9,605 of 1998 or the Environmental Crimes Act.

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

Argentina

The Argentine Constitution, as amended in 1994, allows any individual who believes a third party may be damaging the environment to initiate an action against it. No such action has ever been instituted against EDASA, but we cannot assure you that an action will not be brought in the future. Though provincial governments have primary regulatory authority over environmental matters, municipal and federal authorities also have authority competent to enact decrees and laws on environmental issues. Thus, municipalities can set policy on local environmental matters, such as waste management, while the federal government regulates inter-province environmental issues, such as transport of hazardous waste or environmental matters covered by international treaties.

In 2002, the National Congress approved federal Law No. 25,612, Gestión Integral de Residuos Industriales y de Actividades de Servicios (Comprehensive Management of Industrial Residues and Service Activities) and Law No. 25,675, Ley General del Ambiente (General Environmental Law) establishing minimum guidelines for the protection of the sustainable environmental management and the protection of biodiversity, applicable throughout Argentina. The law establishes the purposes, principles and instruments of the national environmental policy, the concept of “minimum guidelines,” the judicial purview and the rules governing environmental education and information, citizens’ participation and self-management, among other provisions.

Provincial governments within the Argentine territory have enacted laws establishing a framework for the preservation of the environment.  Provincial laws that are applicable to industrial facilities at EDASA, among others are Law No. 7,343 of the Province of Córdoba and its supplemental N°. 10208 since 2014, Law No. 11,459 of the Province of Buenos Aires and Environmental Code N° 5439 of the Chubut province. These laws contain principles on environmental policy and management, as well as rules on environmental impact assessment.

 They also give certain agencies jurisdiction over environmental issues.

Almost all provinces as well as many municipalities have established rules regarding the use of water, the sewage system and the disposal of liquids into underground flows of water or rivers. There are currently no claims pending against EDASA related to these rules, whose violation normally results in a fine.

Paraguay

The environmental framework comprises several national and local environmental regulations. The Paraguayan Constitution of 1992 states that everyone has the right to live in a healthy and ecologically balanced environment and has the obligation to preserve it. All damage caused to the environment will carry the obligation to repair and compensate.

Considered the “mother of environmental law” in the country, Law 1561/00 chartered the three primary environmental agencies in Paraguay. These are: the Secretaría del Ambiente (SEAM or the Environmental Department), Consejo Nacional del Ambiente (CONAM or the National Environmental Counsel), and el Sistema Nacional del Ambiente (SISNAM or National Environmental System). The Law establishes the authority and responsibility of these agencies to develop and oversee the national environmental policy.

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

Environmental Impact: Law 294/93 states the rights and obligations that will be triggered by any damage caused to the environment and provides the obligation to restore the environment to its previous state or, if that is technically impossible, to make a payment or provide compensation.

Water Resources Act of Paraguay: Law 3239/07 on water resources establishes the sustainable management of all waters (superficial, ground, atmospheric) and the territories that generate such waters, regardless of their location, physical condition or natural occurrence within the Paraguayan territory, in order to make it socially, economically and environmentally sustainable for the people living in the territory of Paraguay. The supervising agency is the SEAM. Superficial and ground waters are property of the State’s public domain. The law establishes the following order of priority for the use of water: i) fulfillment of the needs of aquatic ecosystems; ii) social use within the home environment; iii) use and enjoyment for agricultural activities, including aquaculture; iv) use and utilization for power generation; v) use and enjoyment for other industrial activities and vi) use and enjoyment for other activities. The use of water for productive purposes is subject to the authorization granted by the State through a permit (for the use of small amounts of water) or through concessions (prior public bidding process), in both cases after the payment of applicable fees. Authorizations may be revoked based on the occurrence of situations contemplated under the law. Concessions may be expropriated for public benefit, or be terminated in certain situations established by the law. In addition, a National Registry of Water Resources has been created to keep record of all individuals or legal entities that utilize water resources or engage in activities related to them.

C.           ORGANIZATIONALSTRUCTURE

The following chart presents in summary form our direct and indirect ownership interests in our subsidiaries and affiliates:

The following tables presents information relating to the main activities of our subsidiaries and affiliates, as well as our direct and indirect ownership interests in them as of the date of the preparation of this document:

Subsidiary	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A.(1)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
Vital Jugos S.A. (4)(5)	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A. (4)(5)	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A.(6)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases Central S.A.(4)	Manufacture and packaging of all kinds of beverages, and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	99.99
Inversiones Los Andes Ltda.(6)	Invest in all types of real property and chattels	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Rio de Janeiro Refrescos Ltda.(9)	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A.(2)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Andina Empaques S.A. (2)	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Paraguay Refrescos S.A. (6)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products (mainly packaging).	Paraguay	97.83
Abisa Corp.	Invest in financial instruments.	British Virgin Islands	99.99
Aconcagua Investing Ltda. (6)	Invest in financial instruments.	British Virgin Islands	99.99
Red de Transportes Comerciales Ltda. (8)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Sociedad de Transportes Trans-Heca Limitada(8)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99

Associates	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Leao Alimentos e Bebidas Ltda. (7)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	8.82
Sorocaba Refrescos S.A.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participacoes Ltda.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32

(1)         At the Extraordinary Shareholders’ Meeting held November 22, 2011, the shareholders of Embotelladora Andina Chile S.A. agreed to increase its capital of the latter from Ch$10,000,000 (divided into 10,000 shares) to Ch$4,778,206,076 (divided into 4,778,206 shares). It was agreed that the capital increase was to be subscribed and paid by the shareholder Embotelladora Andina S.A. through the contribution of movable goods and real estate property, which are identified in the minutes of the Shareholders’ Meeting. The Shareholders’ Meeting was reduced to public document on November 28, 2011, granted by the notary public of Santiago, Cosme Gomila.

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

(3)         In October 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of 146.9 million Brazilian reais.

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

D.            PROPERTY, PLANTS AND EQUIPMENT

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties, and facilities in each of the franchise territories:

	Main Use	(Square Meters)	Property
ARGENTINA
Embotelladora del Atlántico S.A.
Bahía Blanca *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Commercial Offices	576	Leased
Bariloche	Offices / Distribution Centers / Warehouses	1,870	Leased
Bragado	Commercial Offices	25	Leased
Carlos Paz	Commercial Offices	30	Leased
Carmen de Patagones	Commercial Offices / Warehouses	1,600	Leased
Chacabuco *	Offices / Distribution Centers / Warehouses	25,798	Own
Comodoro Rivadavia	Offices / Distribution Centers / Warehouses	7,500	Leased
Concepcion del Uruguay	Commercial Offices	118	Leased
Concordia	Offices / Distribution Centers / Warehouses	1,289	Leased
Córdoba *	Offices / Production of Soft Drinks and stills / Distribution Center / Warehouses / Land	1,008,390	Own
Córdoba	Commercial Offices	1,173	Leased
Coronel Suarez	Offices / Distribution Centers / Warehouses	1,000	Leased
General Pico *	Offices / Distribution Centers / Warehouses	15,525	Own
Gualeguaychu	Offices / Distribution Centers / Warehouses	1,471	Leased
Junin	Commercial Offices	100	Leased
Mendoza *	Offices / Distribution Centers / Warehouses	36,452	Own
Monte Hermoso *	Land	300	Own
Neuquén *	Offices / Distribution Centers / Warehouses	10,157	Own
Olavarria	Offices / Distribution Centers / Warehouses	1,974	Leased
Paraná	Commercial Offices	172	Leased
Pehuajo	Offices / Distribution Centers / Warehouses	1,060	Leased
Pergamino *	Offices / Cross Docking	15,700	Own
Puerto Madryn	Offices	115	Leased
Rio Gallegos	Distribution Centers / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Centers / Warehouses	4,518	Leased
Río IV *	Cross Docking	7,482	Own
Río IV	Commercial Offices	93	Leased
Rosario	Offices / Distribution Center / Warehouses / Land	27,814	Own
San Francisco	Commercial Offices	63	Leased
San Juan *	Offices / Distribution Centers / Warehouses	48,036	Own
San Luis *	Offices / Distribution Centers / Warehouses	5,205	Own
San Martin de los Andes	Offices / Distribution Centers / Warehouses	70	Leased
San Nicolas	Commercial Offices	30	Leased
San Rafael	Commercial Offices	57	Leased
Santa Fe	Commercial Offices	238	Leased
Santo Tomé *	Offices / Distribution Centers / Warehouses	88,309	Own
Trelew *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	51,000	Own
Tres Arroyos	Commercial Offices / Cross Docking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Centers / Warehouses	1,360	Leased
Ushuaia	Commercial Offices	94	Leased
Venado Tuerto	Offices / Distribution Centers / Warehouses	2,449	Leased
Villa Maria	Commercial Offices	98	Leased
Villa Mercedes	Commercial Offices	70	Leased
Andina Empaques Argentina S.A.
Buenos Aires *	Production of PET bottles and preforms	27,043	Own

BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias *	Land to build a Plant	2,243,953	Own
Nova Iguaçu *	Distribution Centers / Warehouses	82,618	Own
Bangu *	Distribution Centers	44,389	Own
Campos *	Distribution Centers	42,370	Own
Itambi	Distribution Centers	149,000	Leased

	Main Use	(Square Meters)	Property
Cabo Frio *	Distribution Centers - Deactivated	1,985	Own
Sao Pedro da Aldeia *	Distribution Centers	10,139	Own
Itaperuna	Cross Docking	2,500	Leased
Caju 1 *	Distribution Centers	4,866	Own
Caju 2 *	Distribution Centers	8,058	Own
Vitória (Cariacica) *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	93,320	Own
Cachoeiro do Itapemirim	Cross Docking	8,000	Leased
Linhares	Cross Docking	1,500	Leased
Serra	Distribution Centers	28,000	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto	Real Estate	279,557	Own
Franca	Distribution Centers	32,500	Own
Mococa	Distribution Centers	40,056	Leased
Araraquara	Distribution Centers	12,698	Leased
Castelo Branco	Distribution Centers	11,110	Leased
Sao Joao da Boa Vista, Araraquara e Sao Paulo	Real Estate	32,506	Own
CHILE
Embotelladora Andina S.A.
Renca *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	267,095	Own
Carlos Valdovinos *	Distribution Centers / Warehouses	101,902	Own
Puente Alto *	Distribution Centers / Warehouses	68,682	Own
Maipu *	Distribution Centers / Warehouses	45,833	Own
Rancagua *	Distribution Centers / Warehouses	25,920	Own
San Antonio *	Distribution Centers / Warehouses	19,809	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Calama *	Distribution Centers / Warehouses	10,700	Own
Taltal *	Distribution Centers / Warehouses	975	Own
Tocopilla *	Distribution Centers / Warehouses	562	Own
Coquimbo *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	31,383	Own
Copiapo *	Distribution Centers / Warehouses	26,800	Own
Ovalle *	Distribution Centers / Warehouses	6,223	Own
Vallenar *	Distribution Centers / Warehouses	5,000	Own
Illapel	Distribution Centers / Warehouses	s/d	Leased
Pta. Arenas *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique *	Distribution Centers / Warehouses	5,093	Own
Puerto Natales	Distribution Centers / Warehouses	850	Leased
Vital Jugos S.A.
Región Metropolitana *	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo *	Offices / Production of Waters	12,375	Own
Envases Central S.A.
Región Metropolitana *	Offices / Production of Soft Drinks	50,100	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo *	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo *	Offices / Warehouses	32,911	Own
Encarnación *	Offices / Warehouses	12,744	Own
Ciudad del Este *	Offices / Warehouses	14,620	Own

* Encumbrance free properties

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2014			2015
	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Chile	320	52	68	319	52	65
Brazil	405	72	74	386	67	70
Argentina	341	60	72	347	62	72
Paraguay	80	82	86	80	82	86
Other beverages (millions of UCs)
Chile	62	61	83	62	61	83
Brazil	16	81	86	18	65	85
Argentina	52	31	49	52	40	58
Paraguay	23	75	88	23	75	88
PET packaging (millions of bottles)	67	56	100	67	74	100
Preforms (millions of preforms)	988	88	100	1,000	91	100
Plastic caps (millions of caps )	511	85	100	511	90	100

(1) Total installed annual production capacity assumes production of the mix of products and containers produced in 2015.

In 2015, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. We also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations.  At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2015, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 1,299 million unit cases. Our primary facilities include:

•                           through Coca-Cola Andina, in the Chilean territory, four soft drink production facilities with ten production lines in Renca, four production lines in Antofagasta,  three production lines in Coquimbo and two production lines in Punta Arenas with total installed annual capacity of 320 million unit cases (24.8% of our total installed annual capacity);

•                           through Vital Jugos in the Chilean territory, one fruit juice production facility, with sixteen production lines, with total installed annual capacity of 41 million unit cases (3.2% of our total installed annual capacity);

•                           through Vital Aguas in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 21 million unit cases (1.6% of our total installed annual capacity);

•                           through Rio de Janeiro Refrescos in the Brazilian territory, three soft drink production facilities with twenty-five production lines with total installed annual capacity of 386 million unit cases (30.0% of our total installed annual capacity); and five production lines for juices and tea which satisfy the franchise’s needs and re-sales to other Bottlers in Brazil, with total installed annual capacity of 18 million unit cases (1.4% of our total installed annual capacity);

•                      through Embotelladora del Atlántico in the Argentine territory, three soft drink production facilities with sixteen production lines with a total installed annual capacity of 347 million unit cases (27.0% of our total installed annual capacity); and two facilities for the production of juices with four production lines that covers the needs of our franchise with a total installed annual capacity of 17 million unit cases (1.3% of our total installed annual capacity), and one production line for waters and sensitive products with a total installed annual capacity of 35.3 million unit cases (2.7% of our total installed annual capacity);

•                      through Andina Empaques Argentina S.A. in the Argentine territory one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, three bottle blowers, 1 injector for plastic caps and one production line for cases, with a total installed annual capacity of 1,579 million units considering PET bottles, preforms, plastic caps and cases.

•                      through Paresa in the Paraguayan territory, one production facility located in San Lorenzo, with eight production lines with a total installed annual capacity of 95 million unit cases (7.4% of our total installed annual capacity); and three tetra pack lines with a total installed annual capacity of 8 million unit cases (0.6% of our total installed annual capacity).

ITEM 4A.            UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            OPERATING RESULTS

Results of Operations 2015

Overview

Set forth below is a discussion and analysis of our results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014 and 2013. Our consolidated financial results for the years ended December 31, 2015 and 2014 include the results of our subsidiaries located in Chile, Brazil (including full year operations of Ipiranga), Argentina and Paraguay.  Our consolidated financial results for the year ended December 31, 2013 include the results of Ipiranga beginning October 11, 2013. Our consolidated financial statements reflect the results of the subsidiaries outside of Chile, converted into Chilean pesos (our functional and reporting currency) and are presented in accordance with IFRS.  IFRS requires assets and liabilities to be converted from the functional currency of each entity to the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized.

Factors Affecting Comparability

On October 11, 2013, Andina Brazil consummated its acquisition of Ipiranga and we began consolidating the results of the operations of Ipiranga into our consolidated financial statements as of October 1, 2013. As a result, our consolidated results of operations for the year ended December 31, 2015 and 2014 are not fully comparable to our consolidated results of operations for December 31, 2013.

Summary of Results of Operations for the Year ended December 31, 2014 and the Year ended December 31, 2015

The following tables set forth our sales volume, net sales and gross profit for the year ended December 31, 2013, compared to the year ended December 31, 2014 and December 31, 2015:

	Year ended December 31,
	2013	2014	2015
	(millions of unit cases(1))
Sales volume:
Chile
Soft drinks	174.4	168.5	165.5
Mineral water	30.0	32.8	35.4
Juices	30.3	30.3	32.8
Beer	0.1	0.1	0.0
Total	234.7	231.8	233.7

Brazil
Soft drinks	205.2	250.2	235.6
Mineral water	6.2	5.4	6.4
Juices	22.9	34.1	30.8
Beer	8.4	17.2	17.8
Total	242.6	306.9	290.6

Argentina
Soft drinks	200.4	199.1	200.3
Mineral water	18.0	21.7	24.4
Juices	6.0	8.5	9.6
Total	224.4	229.4	234.2

Paraguay
Soft drinks	53.5	53.8	52.4
Mineral water	4.4	5.5	5.6
Juices	3.4	3.3	3.4
Total	61.2	62.5	61.4

(1)         Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters

	Year ended December 31,
	2013		2014		2015
	Ch$ millions	% of Total	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	477,918	31.4	492,072	27.4	514,733	27.4
Brazil	491,861	32.3	715,728	39.8	607,048	32.3
Argentina	441,229	29.0	461,003	25.7	627,258	33.4
Paraguay	112,254	7.4	129,496	7.2	130,039	7.0
Inter-country eliminations(1)	(1,581)	(0.1)	(1,099)	(0.1)	(1,684)	(0.1)
Total net sales	1,521,681	100.0%	1,797,200	100.0%	1,877,394	100.0%

(1)         Eliminations represent intercompany sales.

The following tables set forth our results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2015.

	Year ended December 31,
	2014		2015		2015
	Ch$ millions	% of net sales	Ch$ millions	% of net sales	US$ Millions(1)	% of net sales
Net sales	1.797.200	100.0	1,877,394	100.0	2,868	100.0
Cost of sales	(1.081.243)	(60.2)	(1,106,706)	(58.9)	(1,691)	(58.9)
Gross profit	715.957	39.8	770,688	41.1	1,177	41.1
Distribution, administrative and sales expenses	(529.184)	(29.4)	(555,092)	(29.6)	(848)	(29.6)
Other (expense) income, net(2)	(89.385)	(5.0)	(85,856)	(4.6)	(131)	(4.6)
Income taxes	(45.354)	(2.5)	(41,643)	(2.2)	(64)	(2.2)
Net income	52.034	2.9	88,098	4.7	135	4.7

(1)         Conversion of U.S. dollar amounts, solely for the convenience of the reader.

(2)         Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
M Ch$
Net Sales	492,072	514,733	715,728	607,048	461,003	627,258	129,496	130,039	(1,099)	(1,684)	1,797,200	1,877,394
Cost of sales	(296,894)	(309,387)	(440,655)	(369,212)	(265,288)	(351,140)	(79,505)	(78,651)	1,099	1,684	(1,081,243)	(1,106,706)
Gross profit	195,178	205,345	275,073	237,836	195,715	276,118	49,990	51,389	—	—	715,956	770,688
Distribution, administrative and selling expenses	(138,718)	(142,287)	(190,272)	(161,899)	(165,267)	(217,644)	(29,832)	(29,221)			(524,089)	(551,051)
Corporate expenses									—	—	(5,095)	(4,040)

Net Sales

Our sales volume was 819.9 million unit cases during the year ended December 31, 2015, a 1.3% decrease compared to 830.6 million unit cases during in 2014.  Volume for soft drinks decreased 2.3%, and volume for juices decreased 2.9%, while beer and waters increased 3.0% and 9.7%, respectively, in each case during the year ended December 31, 2015, compared to 2014.

Our net sales were Ch$1,877,394 million during the year ended December 31, 2015, a Ch$80,194 million, or 4.5% increase compared to Ch$1,797,200 million during 2014, principally as a result of (i) increased volume in Argentina and Chile and (ii) increased sales prices in Chile, Brazil, Argentina and Paraguay. This was partially offset by (i) a decrease in soft drink volume in Brazil and Paraguay, and (ii) currency conversions into Chilean pesos, resulting from a depreciation of the Brazilian real against the Chilean peso.

Soft drinks represented 76% of net sales during the year ended December 31, 2015, compared to 75% during 2014.

Chile

Our sales volume in Chile was 233.7 million unit cases during the year ended December 31, 2015, a 0.8% increase compared to 231.8 million unit cases during 2014.  Volumes for soft drinks and juices in Chile decreased 0.2% and 0.7% respectively while volume for waters in Chile increased by 7.9%, in each case during the year ended December 31, 2015, compared to 2014.

Our average market share for soft drinks in Chile during the year ended December 31, 2015, according to A.C. Nielsen Company, was 69.3% (in terms of volume), compared to 68.5% for 2014, and 71.3% (in terms of average sales), compared to 71.0% for 2014.

Our net sales in Chile were Ch$514,733 million during the year ended December 31, 2015, a Ch$22,661 million, or 4.6% increase compared to Ch$492,072 million during 2014, mainly resulting from higher revenues per unit case and by the aforementioned increase in volume sold.

Our net sales of soft drinks in Chile were Ch$375,993 million during the year ended December 31, 2015, a Ch$12,870 million, or 3.5% increase compared to Ch$363,123 million in 2014, primarily as a result of higher revenues per unit case.  Our net sales of juices and waters in Chile were Ch$138,547 million during the year ended December 31, 2015, a Ch$9,599 million, or 7.4% increase compared to Ch$128,948 million during 2014, primarily as a result of higher revenues per unit case and higher volumes.

Brazil

Our sales volume in Brazil was 290.6 million unit cases during the year ended December 31, 2015, a 5.3% decrease compared to 306.9 million unit cases during 2014.  Volume for soft drinks in Brazil decreased 5.8%, and volume for waters increased 19.1%, volume for juices decreased 9.6% and volume for beer increased 3.3% in each case during the year ended December 31, 2015, compared to 2014.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2015, according to A.C. Nielsen Company, was 62.3% (in terms of volume), compared to 61.4% for 2014, and 68.7% (in terms of average sales), compared to 68.0% for 2014.

Our net sales in Brazil were Ch$607,048 million during the year ended December 31, 2015, a Ch$108,681 million, or 15.2% decrease compared to Ch$715,728 million during 2014.

Our net sales of soft drinks in Brazil were Ch$417,509 million during the year ended December 31, 2015, a Ch$73,423 million, or 15.0% decrease compared to Ch$490,931 million during 2014, primarily as a result of conversion of figures, given the strong devaluation of the Brazilian real against the Chilean peso. In local currency, they increased 3.6%, mainly as a result of higher revenues per unit case which was partially offset by a decrease in volume. Our net sales of juices, waters and beer in Brazil were Ch$189,539 million during the year ended December 31, 2015, a Ch$35,258 million, or 15.7% decrease compared to Ch$224,797 million during 2014, primarily as a result of conversion of figures, given the strong devaluation of the Brazilian real against the Chilean peso. In local currency, they increased 2.9%, mainly as a result of higher revenues per unit case which was partially offset by a decrease in volume.

Argentina

Our sales volume in Argentina was 234.2 million unit cases during the year ended December 31, 2015, a 2.1% increase compared to 229.4 million unit cases during 2014.  Volume for soft drinks in Argentina increased 0.6%, volume for juices increased by 13.1% and volume for waters increased 12.1%, in each case during the year ended December 31, 2015, compared to 2014.

Our average market share for soft drinks in Argentina during the year ended December 31, 2015, according to A.C. Nielsen Company, was 61.6% (in terms of volume), compared to 61.4% for 2014, and 67.6% (in terms of average sales), compared to 66.9% for 2014.

Our net sales in Argentina were Ch$627,258 million during the year ended December 31, 2015, a Ch$166,255 million, or 36.1% increase compared to Ch$461,003 million during 2014, mainly resulting from an increase in volume and prices.

Our net sales of soft drinks in Argentina were Ch$523,461 million during the year ended December 31, 2015, a Ch$131,662 million, or 33.6% increase compared to Ch$391,799 million during 2014 primarily as a result of higher revenues per unit case and higher volume which was partially offset by the devaluation of the Argentinean peso against the Chilean peso. Our net sales of juices and waters in Argentina were Ch$93,410 million during the year ended December 31, 2014, a Ch$31,876 million, or 51.8% increase compared to Ch$61,533 million during 2014, primarily as a result of higher revenues per unit case and higher volume which was partially offset by the devaluation of the Argentinean peso against the Chilean peso.

Paraguay

Our sales volume in Paraguay was 61.4 million unit cases during the year ended December 31, 2015, a 1.8% decrease compared to 62.5 million unit cases during 2014.  Volume for soft drinks in Paraguay decreased 2.5%, while volume for juices increased 3.2% and volume for waters increased 1.9%, in each case during the year ended December 31, 2015, compared to 2014.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2015, according to A.C. Nielsen Company, was 66.3% (in terms of volume), compared to 61.7% for 2014, and 72.8% (in terms of average sales), compared to 66.9% for 2014.

Our net sales in Paraguay were Ch$130,039 million during the year ended December 31, 2015, a Ch$543 million, or 0.4% increase compared to Ch$129.496 million during 2014, mainly resulting from increased prices, and partially offset by the volume decrease.

Our net sales of soft drinks in Paraguay were Ch$105,710 million during the year ended December 31, 2015, a Ch$870 million, or 0.8% decrease compared to Ch$106,579 million during 2014, primarily as a result of result of the devaluation of the Paraguayan guaraní against the Chilean peso. In local currency, they increased 1.0%, mainly as a result of higher revenues per unit case which was partially offset by a decrease in volume. Our net sales of juices and waters in Paraguay were Ch$24,330 million during the year ended December 31, 2015, a Ch$1,413 million, or 6.2% increase compared to Ch$22,916 million during 2014, primarily as a result of higher revenues per unit case and higher volume, which was partially offset by conversion of the Paraguayan guaraní to Chilean pesos.

Cost of Sales

Our cost of sales were Ch$1,106,706 million during the year ended December 31, 2015, a Ch$25,463 million, or 2.4% increase, compared to Ch$1,081,243 million during 2014. The cost of sales per unit case increased 3.7% in the same period.  This increase was mainly due to (i) higher cost of concentrate, for which we are charged a percentage of our sales by The Coca Cola Company, in Argentina, Brazil and Chile; (ii) an increase in the percentage of distributed products (juices and waters) in our product mix in Brazil, which have a greater cost per unit case; (iii) an increase in labor costs, mainly in Argentina, (iv) the depreciation of the local currencies of Brazil, Chile and Paraguay relative to the U.S. dollar, which increases our effective cost of raw materials denominated in U.S. dollars; and (iv) increased depreciation of capital goods in Argentina . These effects were partially offset by (i) the lower cost of sugar in Paraguay and (ii) the decrease in the cost of juices and waters in Chile. Our cost of sales represented 58.9% of net sales for the year ended December 31, 2015, compared to 60.2% for 2014.

Chile

Our cost of sales in Chile was Ch$309,387 million during the year ended December 31, 2015, a Ch$12,493 million, or 4.2% increase compared to Ch$296.894 million during 2014. The cost of sales per unit case increased 3.4% in the same period.  This increase was mainly due to (i) higher concentrate costs given price increases carried out and (ii) the depreciation of the Chilean peso which has a negative impact on dollar denominated costs. This was partially compensated for by the decrease in the cost of juices and waters. Our cost of sales in Chile represented 60.1% of net sales in Chile for the year ended December 31, 2015, compared to 60.3% for 2014.

Brazil

Our cost of sales in Brazil was Ch$369,212 million during the year ended December 31, 2015, a Ch$71,443 million, or 16.2% decrease compared to Ch$440,655 million during 2014. The cost of sales per unit case decreased 11.5% in the same period. In local currency total cost of sales increased 2.4%, mainly due to (i) increased costs of concentrate resulting from price increases carried out, (ii) an increase in our product mix of distributed products (mainly waters and beer), which have a greater cost per unit case; and (iii) the devaluation effect of the Brazilian Real over our costs expressed in US Dollars.  Our cost of sales in Brazil represented 60.8% of net sales in Brazil for the year ended December 31, 2015, compared to 61.6% for 2014.

Argentina

Our cost of sales in Argentina was Ch$351,140 million during the year ended December 31, 2015, a Ch$85,852 million, or 32.4% increase compared to Ch$265,288 million during 2014. The cost of sales per unit case increased 29.6% in the same period. In local currency total cost of sales increased 35.7%. The increase in our cost of sales per unit case in local currency was mainly due to: (i) higher costs of concentrate explained by price increases; (ii) higher labor costs, mainly caused by the increase in real wages, and (iii) higher depreciation due to recent investments.

Our cost of sales in Argentina represented 57.5% of net sales in Argentina for the year ended December 31, 2015, compared to 57.5% for 2014.

Paraguay

Our cost of sales in Paraguay was Ch$78,651 million during the year ended December 31, 2015, a Ch$855 million, or 1.1% decrease compared to Ch$79,506 million during 2014.  Cost of sales per unit case increased 0.7% during the same period. This increase is explained by the effect of conversion of figures.  In local currency it experienced a marginal increase, due to the effect of the devaluation of the Paraguay guaraní over our costs expressed in U.S. dollars, partially offset by the lower cost of sugar. Our cost of sales in Paraguay represented 60.5% of net sales in Paraguay for the year ended December 31, 2015, compared to 61.4% for 2014.

Gross Profit

Due to the factors described above, our gross profit was Ch$770,688 million during the year ended December 31, 2015, a Ch$54,732 million, or 7.6% increase compared to Ch$715,956 million during 2014.  Our gross profit represented 41.1% of our net sales during the year ended December 31, 2015, compared to 39.8% of our net sales in 2014.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$555,092 million during the year ended December 31, 2015, a Ch$25,908 million, or 4.9% increase compared to Ch$529,184 million during 2014.  This increase in distribution, administrative and sales expenses was mainly due to (i) increased labor costs in Argentina, Chile and Brazil and (ii) increased distribution costs in Argentina and Brazil. This was partially offset by lower marketing expenses in Brazil and Chile. Our distribution, administrative and sales expenses represented 29.4% of our net sales during the year ended December 31, 2015, compared to 29.2% for 2014.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$142,287 million during the year ended December 31, 2015, a Ch$3,569 million, or 2.6% increase compared to Ch$138,718 million during 2014. The increase in distribution, administrative and sales expenses in Chile was mainly due to increased labor costs which were 7% higher when compared to the previous year and partially offset by lower marketing expenses which were 19% lower compared to the previous year. Our distribution, administrative and sales expenses in Chile represented 27.6% of our net sales in Chile during the year ended December 31, 2015, compared to 28.2% for 2014.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$161,899 million during the year ended December 31, 2015, a Ch$28,372 million, or 14.9% decrease compared to Ch$190,272 million during 2014, mainly due to the effect of currency conversion.  In local currency our distribution, administrative and sales expenses increased 4.1% mainly due to increased labor costs which were 6% higher when compared to the previous year, and higher freight costs, which were 10% higher when compared to the previous year, which were partially offset by lower marketing expenses.  Our distribution, administrative and sales expenses in Brazil represented 26.7% of our net sales in Brazil during the year ended December 31, 2015, compared to 26.6% for 2014.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$217,644 million during the year ended December 31, 2015, a Ch$52,377 million, or 31.7% increase compared to Ch$165,267 million during 2014. In local currency the distribution, administrative and sales expenses increased 31.9%, mainly due to the effect of local inflation over labor costs and costs for freight and third-party services. Our distribution, administrative and sales expenses in Argentina represented 34.7% of our net sales in Argentina during the year ended December 31, 2015, compared to 35.8% for 2014.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$29,221 million during the year ended December 31, 2015, a Ch$611 million, or 2.0% decrease compared to Ch$29,832 million during 2014.  The distribution, administrative and sales expenses in local currency in Paraguay deceased 0.3% since increased labor costs, which was 8% higher when compared to the previous year was offset by (i) lower freight distribution which was 10% lower compared to the previous year and (ii) lower marketing expenses which were 11% lower when compared to the previous year. Our distribution, administrative and sales expenses in Paraguay represented 22.5% of our net sales in Paraguay during the year ended December 31, 2015, compared to 23.0% for 2014.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2014 and 2015:

	Year Ended December 31,
	2014	2015
	(in millions of Ch$)

Other income (expense)	(19,014)	(27,813)
Financial income	8,656	10,118
Financial costs	(65,081)	(55,669)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	1,191	(2,328)
Exchange rate differences	(2,675)	(2,856)
Loss from differences in indexed financial assets and liabilities	(12,462)	(7,308)
Other income (expense), net	(89,385)	(85,856)

We had other expenses, net, of Ch$85,856 million during the year ended December 31, 2015, a Ch$3,529 million, or 3.9% decrease compared to Ch$89,385 million during 2014.  This decrease was mainly influenced by decreased financial costs and decreased levels of financial indebtedness in Argentina and Brazil and the effect of conversion of figures given the depreciation of the Brazilian real against the Chilean peso, lower losses by adjustment units resulting from lower inflation levels in Chile during 2015 against 2014, which has a favorable impact on the debt indexed to Chilean inflation (Unidad de Fomento); these effects were partially offset by (i) the increase in expenses generated mainly from increased contingency provision in Brazil and (ii) in the item income from related companies, from recognizing losses from investment in Brazilian equity investees.

Income Taxes

We had income taxes of Ch$41,643 million during the year ended December 31, 2015, a Ch$3,711 million, or 8.2% decrease compared to Ch$45,354 million during 2014.  This decrease was mainly resulting from differed tax estimates due to the exchange rate variation. This effect was partially offset during 2015 by increased taxable income in the operations in Argentina and Brazil and increased deferred taxes due to exchange rate variations.

Net Income

Due to the factors described above, we had net income of Ch$88,098 million during the year ended December 31, 2015, a Ch$36,064 million, or 69.3% increase compared to Ch$52,034 million during 2014.  Our net income represented 4.7% of our net sales during the year ended December 31, 2015, compared to 2.9% for 2014.

Summary of Results of Operations for the Year ended December 31, 2013 and the Year ended December 31, 2014

The following tables set forth our sales volume, net sales and gross profit for the year ended December 31, 2012, compared to the year ended December 31, 2013 and December 31, 2014:

	Year ended December 31,
	2012	2013	2014
	(millions of unit cases(1))
Sales volume:
Chile
Soft drinks	149.9	174.4	168.5
Mineral water	16.8	30.0	32.8
Juices	18.6	30.3	30.3
Beer	—	0.1	0.1
Total	185.4	234.7	231.8

Brazil
Soft drinks	197.8	205.2	250.2
Mineral water	5.8	6.2	5.4
Juices	16.2	22.9	34.1
Beer	5.2	8.4	17.2
Total	225.0	242.6	306.9

Argentina
Soft drinks	153.4	200.4	199.1
Mineral water	9.8	18.0	21.7
Juices	3.8	6.0	8.5
Total	167.0	224.4	229.4

Paraguay
Soft drinks	16.5	53.5	53.8
Mineral water	1.5	4.4	5.5
Juices	0.8	3.4	3.3
Total	18.8	61.2	62.5

(1)         Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters

	Year ended December 31,
	2012		2013		2014
	Ch$ millions	% of Total	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	374,873	32.0	477,918	31.4	492,072	27.4
Brazil	451,597	38.5	491,861	32.3	715,728	39.8
Argentina	315,336	26.9	441,229	29.0	461,003	25.7
Paraguay	32,028	2.7	112,254	7.4	129,496	7.2
Inter-country eliminations(1)	(1,541)	(0.1)	(1,581)	(0.1)	(1,099)	(0.1)
Total net sales	1,172,293	100.0%	1,521,681	100.0%	1,797,200	100.0%

(1)         Eliminations represent intercompany sales.

The following tables set forth our results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2014.

	Year ended December 31,
	2013		2014		2014
	Ch$ millions	% of net sales	Ch$ millions	% of net sales	US$ Millions(1)	% of net sales
Net sales	1,521,681	100.0	1.797.200	100.0	3,151	100.0
Cost of sales	(914,818)	(60.1)	(1.081.243)	(60.2)	(1,896)	(60.2)
Gross profit	606,864	39.9	715.957	39.8	1,255	39.8
Distribution, administrative and sales expenses	(435,579)	(28.6)	(529.184)	(29.4)	(928)	(29.4)
Other (expense) income, net(2)	(58,051)	(3.8)	(89.385)	(5.0)	(157)	(5.0)
Income taxes	(22,966)	(1.5)	(45.354)	(2.5)	(79)	(2.5)
Net income	90,267	5.9	52.034	2.9	91	2.9

(1)         Conversion of U.S. dollar amounts, solely for the convenience of the reader.

(2)         Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total
	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014
M Ch$
Net sales	477,918	492,072	491,861	715,728	441,229	461,003	112,254	129,496	(1,581)	(1,099)	1,521,681	1,797,200
Cost of sales	(283,988)	(296,894)	(308,359)	(440,655)	(250,551)	(265,288)	(73,500)	(79,505)	1,581	1,099	(914,818)	(1,081,243)
Gross profit	193,930	195,178	183,502	275,073	190,678	195,715	38,753	49,990			606,864	715,956
Distribution, administrative and selling expenses	(127,311)	(138,718)	(124,383)	(190,272)	(155,211)	(165,267)	(23,700)	(29,832)			(430,605)	(524,089)
Corporate expenses											(4,975)	(5,095)

Overview

The Ipiranga acquisition was consummated on October 11, 2013 and their results are included in our consolidated results as of October 1, 2013. For this analysis we define “Organically” as without taking into account the M&A activity associated with the Ipiranga acquisition.

Net Sales

Our sales volume was 830.6 million unit cases during the year ended December 31, 2014, an 8.9% increase compared to 763.0 million unit cases during in 2013.  Volume for soft drinks increased 6.0%, and volume for juices, beer and waters increased 21.8%, 104.3% and 11.9%, respectively, in each case during the year ended December 31, 2014, compared to 2013.  Organically, our sales volume increased 0.7%, which was comprised of a 0.7% decrease in soft drinks volume, and increases in waters, juices and beer volumes of 10.5%, 6.4% and 4.0% respectively. The Ipiranga acquisition contributed 25.7 million unit cases in 2013 and 87.9 million unit cases in 2014.

Our net sales were Ch$1,797,200 million during the year ended December 31, 2014, a Ch$275,519 million, or 18.1% increase compared to Ch$1,521,681 million during 2013.  Organically, our net sales increased 8.8%, principally as a result of (i) increased volume, mainly soft drinks in Argentina and waters in Chile and Argentina and (ii) increased prices in Brazil and Argentina, and partially offset by (i) a decrease in soft drink volume in Chile and Brazil and (ii) currency conversions into Chilean pesos, resulting from an appreciation of the Chilean peso against the Argentine peso.

Soft drinks represented 75% of net sales during the year ended December 31, 2014, compared to 79% during 2013.

Chile

Our sales volume in Chile was 231.8 million unit cases during the year ended December 31, 2014, a 1.3% decrease compared to 234.7 million unit cases during 2013.  Volume for soft drinks in Chile decreased 3.3%, and volume for juices and waters in Chile increased by 0.2% and 11.9%, respectively, in each case during the year ended December 31, 2014, compared to 2013.

Our market share for soft drinks in Chile during the year ended December 31, 20134, according to A.C. Nielsen Company, was 68.5% (in terms of volume), compared to 67.6% for 2013, and 70.9% (in terms of average sales), compared to 70.0% for 2013.

Our net sales in Chile were Ch$492,072 million during the year ended December 31, 2014, a Ch$14,154 million, or 3.0% increase compared to Ch$477,918 million during 2013, mainly resulting from higher revenues per unit case and partially offset by the aforementioned decrease in volume sold.

Our net sales of soft drinks in Chile were Ch$363,123 million during the year ended December 31, 2014, a Ch$5,948 million, or 1.7% increase compared to Ch$357,175 million during 2013.  Our net sales of juices and waters in Chile were Ch$128,948 million during the year ended December 31, 2014, a Ch$8,477 million, or 7.0% increase compared to Ch$120,472 million during 2013.

Brazil

Our sales volume in Brazil was 306.9 million unit cases during the year ended December 31, 2014, a 26.5% increase compared to 242.6 million unit cases during 2013.  Volume for soft drinks in Brazil increased 21.9%, and volume for waters decreased 13.1%, volume for juices increased 49.2% and volume for beer increased 105.6% in each case during the year ended December 31, 2014, compared to 2013.  Excluding the effect of our merger with Ipiranga, sales volumes increased 1.0% principally resulting from the 1.3% increase in soft drinks volume and the 7.3% increase in juices and 4.3% increase in beer, partially offset by the 30.5% decrease in the volume for waters. The low growth in soft drinks volume is principally due to (i) the unfavorable macroeconomic condition in Brazil; and (ii) food inflation above general inflation which reduced consumers’ purchasing power.  The Ipiranga acquisition contributed 25.7 million unit cases in 2013 (when we incorporated only 4Q13 in our results) and 87.9 million unit cases in 2014 (when we incorporated results for the full year 2014).

Our market share for soft drinks in Brazil, excluding Ipiranga,  during the year ended December 31, 2014, according to A.C. Nielsen Company, was 59.1% (in terms of volume), compared to 58.4% for 2013, and 66.6% (in terms of average sales), compared to 66.4% for 2013.

Our net sales in Brazil were Ch$715,728 million during the year ended December 31, 2014, a Ch$223,867 million, or 45.5% increase compared to Ch$491,861 million during 2013. Excluding the effect of the Ipiranga acquisition, which represented Ch$194,810 million, net sales in Brazil increased 17.7%, principally as a result of (i) higher revenues per unit case and (ii) the aforementioned volume increase.  These effects where greatened by the effect of conversion of local currency to Chilean pesos resulting from a 5.6% appreciation of the Brazilian real against the Chilean Peso, based on the average exchange rate for the year ended December 31, 2014 compared with 2013.

Our net sales of soft drinks in Brazil were Ch$490,931 million during the year ended December 31, 2014, a Ch$131,431 million, or 36.6% increase compared to Ch$359,501 million during 2013.  Our net sales of juices, waters and beer in Brazil were Ch$224,797 million during the year ended December 31, 2013, a Ch$92,436 million, or 69.8% increase compared to Ch$132,361 million during 2013.

Argentina

Our sales volume in Argentina was 229.4 million unit cases during the year ended December 31, 2014, a 2.2% increase compared to 224.4 million unit cases during 2013.  Volume for soft drinks in Argentina decreased 0.7%, and volume for juices increased by 41.0% and volume for waters increased 21.0%, in each case during the year ended December 31, 2014, compared to 2013.

Our market share for soft drinks in Argentina during the year ended December 31, 2014, according to A.C. Nielsen Company, was 61.4% (in terms of volume), compared to 60.4% for 2013, and 66.6% (in terms of average sales), compared to 66.0% for 2013.

Our net sales in Argentina were Ch$461,003 million during the year ended December 31, 2014, a Ch$19,774 million, or 4.5% increase compared to Ch$441,229 million during 2013, mainly resulting from (i) increased volume; and (ii) increased prices, partially offset by currency conversion to Chilean Pesos, resulting from the 22.3% depreciation of the Argentine Peso against the Chilean Peso based on the average exchange rate for the year ended December 31, 2014, compared to 2013.

Our net sales of soft drinks in Argentina were Ch$391,799 million during the year ended December 31, 2014, a Ch$2.031 million, or 0.5% increase compared to Ch$389,768 million during 2013.  Our net sales of juices and waters in Argentina were Ch$61,533 million during the year ended December 31, 2013, an Ch$16,187 million, or 35.7% increase compared to Ch$45,346 million during 2013.

Paraguay

Our sales volume in Paraguay was 62.5 million unit cases during the year ended December 31, 2014, a 2.1% increase compared to 61.2 million unit cases during 2013.  Volume for soft drinks in Paraguay increased 0.5%, and volume for juices decreased by 4.4% and volume for waters increased 26.9%, in each case during the year ended December 31, 2014, compared to 2013.

Our market share for soft drinks in Paraguay during the year ended December 31, 20134, according to IPSOS ASI, was 62.1% in terms of volume, compared to 60.6% for 2013, and 70.1% in terms of average sales, compared to 69.0% for 2013.

Our net sales in Paraguay were Ch$129.496 million during the year ended December 31, 2014, a Ch$17,242 million, or 15.4% increase compared to Ch$112,254 million during 2013, mainly resulting from (i) increased volume; and (ii) increased prices, and (iii) local currency conversion to Chilean Pesos, resulting from the 10.6% appreciation of the Paraguayan Guarani against the Chilean Peso based on the average exchange rate for the year ended December 31, 2014, compared to 2013.

Our net sales of soft drinks in Paraguay were Ch$106,579 million during the year ended December 31, 2014, a Ch$12,266 million, or 13.0% increase compared to Ch$94,314 million during 2013.  Our net sales of juices and waters in Paraguay were Ch$22,916 million during the year ended December 31, 2014, a Ch$4,977 million, or 27.7% increase compared to Ch$17,940 million during 2013.

Cost of Sales

Our cost of sales were Ch$1,081,243 million during the year ended December 31, 2014, a Ch$166,426 million, or 18.2% increase, compared to Ch$914,818 million during 2013. The cost of sales per unit case increased 8.6% in the same period.  Excluding the effect of the Ipiranga acquisition, which represented Ch$130,012 million of our cost of sales in 2014 and Ch$35,044 million in 2013, our cost of sales increased 8.1% compared to 2013.  This increase was mainly due to (i) an increase in the percentage of distributed products (juices and waters) in our product mix in Brazil and Chile which have a greater cost per unit case; (ii) an increase in labor costs, mainly in Argentina, Chile and Paraguay, (iii) the depreciation of the local currencies of Argentina, Chile and Brazil relative to the U.S. dollar, which increases our effective cost of raw materials denominated in U.S. dollars; (iv) increased depreciation of capital goods, corresponding to plant and equipment in Brazil and Paraguay and (v) higher cost of concentrate, for which we are charged a percentage of our sales by The Coca Cola Company, in Argentina, Chile and Brazil, due to price increases of our products. These effects were partially offset by the depreciation of the Argentinean peso with respect to the Chilean Peso, which reduces our costs upon conversion to Chilean Pesos and by the lower cost of sugar in Paraguay. Our cost of sales represented 60.2% of net sales for the year ended December 31, 2014, compared to 60.1% for 2013.

Chile

Our cost of sales in Chile was Ch$296.894 million during the year ended December 31, 2014, a Ch$12.906 million, or 4.5% increase compared to Ch$283,988 million during 2013. The cost of sales per unit case increased 5.9% in the same period.  This increase was mainly due to (i) the depreciation of the Chilean peso which has a negative impact over dollarized costs, (ii) an increase in the mix of distributed products (juices and waters), which have a higher cost per unit case, (iii) higher concentrate costs given price increases carried out which explains 57% of the increase of cost of sales per unit case and (iv) higher labor costs in Chile, which explains 8% of the increase of cost of sales per unit cases.  Our cost of sales in Chile represented 60.3% of net sales in Chile for the year ended December 31, 2014, compared to 59.4% for 2013.

Brazil

Our cost of sales in Brazil was Ch$440,655 million during the year ended December 31, 2014, a Ch$132,295 million, or 42.9% increase compared to Ch$308.360 million during 2013. The cost of sales per unit case increased 13.0% in the same period. Excluding the effect of the Ipiranga acquisition, which contributed Ch$130,012 million to our cost of sales during the year ended December 31, 2014, our cost of sales increased 8.1% (an increase of 12.5% per unit case) compared to 2013. In local currency and excluding the effect of the Ipiranga acquisition, cost of sales increased 8.0%, mainly due to (i) an increase in our product mix of distributed products (juices and waters), which have a greater cost per unit case, which explains 76% of the increase of the cost of sales per unit case; (ii) increased costs of concentrate resulting from price increases carried out which explains 17% of the increase of the cost of sales per unit case; and (iii) greater depreciation charges, which explains 11% of the increase of the cost of sales per unit case. These effects were partially offset by the lower cost of PET and labels, resulting from the shift in the product mix towards returnable formats and the conversion of local currency to Chilean Pesos, resulting from the 5.6% appreciation of the Brazilian Real against the Chilean Peso, based on the average exchange rate for the period ended December 31, 2014 compared to 2013.  Our cost of sales in Brazil represented 61.6% of net sales in Brazil for the year ended December 31, 2014, compared to 62.7% for 2013.

Argentina

Our cost of sales in Argentina was Ch$265,288 million during the year ended December 31, 2014, a Ch$14,737 million, or 5.9% increase compared to Ch$250,551 million during 2013. The cost of sales per unit case increased 3.6% in the same period. In local currency total cost of sales increased 35.7%. The increase in our cost of sales per unit case in local currency was mainly due to: (i) higher costs of concentrate explained by price increases and higher volumes sold, which explains 29% of the increase of the cost of sales per unit case; (ii) increase in the product mix of juices and waters, which explains 16% of the increase of the cost of sales per unit case; (iii) higher labor costs, mainly caused by the increase in real wages, which explains 15% of the increase of the cost of sales per unit case; and (iv) higher depreciation due to recent investments, which explains 8% of the increase of the cost of sales per unit case.  Our cost of sales in Argentina represented 57.5% of net sales in Argentina for the year ended December 31, 2014, compared to 56.8% for 2013.

Paraguay

Our cost of sales in Paraguay was Ch$79,506 million during the year ended December 31, 2014, a Ch$6,005 million, or 8.2% increase compared to Ch$73,500 million during 2013.  Cost of sales per unit case increased 5.9% during the same period. This increase is explained by the effect of conversion of figures given the appreciation of the Paraguayan Guarani against the Chilean Peso.  In local currency cost of sales decreased 2%, which is mainly explained by the lower cost of sugar which was 25% lower per unit case when compared to the previous year.  This was partially offset by (i) greater depreciation charges and (ii) increased labor costs.  Our cost of sales in Paraguay represented 61.4% of net sales in Paraguay for the year ended December 31, 2014, compared to 65.5% for 2013.

Gross Profit

Due to the factors described above, our gross profit was Ch$715,956 million during the year ended December 31, 2014, a Ch$109,093 million, or 18.0% increase compared to Ch$606,864 million during 2013.  Our gross profit represented 39.8% of our net sales during the year ended December 31, 2014, while in 2013 it represented 39.9% of our net sales.  Organically, our gross profit during the year ended December 31, 2014 was $651,158 million, representing 40.6% of our net sales, and a Ch$58,587 million, or 9.9% increase compared to 2013.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$529,184 million during the year ended December 31, 2014, a Ch$93,605 million, or 21.5% increase compared to Ch$435,579 million during 2013.  Excluding the effect of the acquisition of Ipiranga, which represented Ch$50,225 million of our distribution, administrative and sales expenses in 2014, and Ch$14,293 million in 2013, our distribution, administrative and sales expenses increased 12.3% compared to 2013.

 This increase in distribution, administrative and sales expenses, excluding the effect of the M&A activity, was mainly due to (i) increased distribution costs in the four countries where we operate; (ii) increased labor costs in the four countries; (iii) increased marketing expenses in the four countries and (iv) the effect of other operating income which is classified under this item and which was substantially higher in 2013 in Paraguay. Our distribution, administrative and sales expenses represented 29.4% of our net sales during the year ended December 31, 2014, compared to 28.6% for 2013.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$138,718 million during the year ended December 31, 2014, a Ch$11,407 million, or 9.0% increase compared to Ch$127,311 million during 2013. The increase in distribution, administrative and sales expenses in Chile was mainly due to the effect of other operating income which is classified under the item and which were greater in 2013.  Isolating this effect, distribution, administrative and sales expenses increased 7%, which is mainly explained by (i) higher distribution expenses, which were 14% higher when compared to the previous year and (ii) increased labor costs which were 7% higher when compared to the previous year. Our distribution, administrative and sales expenses in Chile represented 28.2% of our net sales in Chile during the year ended December 31, 2014, compared to 26.6% for 2013.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$190,272 million during the year ended December 31, 2014, a Ch$65,889 million, or 53.0% increase compared to Ch$124,383 million during 2013. Excluding the effect of the Ipiranga acquisition, which represented Ch$50,225 million of our distribution, administrative and sales expenses in Brazil in 2014, our distribution, administrative and sales expenses in Brazil increased 21.4% compared to 2013. In local currency and excluding the effect of the Ipiranga acquisition, our distribution, administrative and sales expenses increased 13.8%, mainly due to (i) increased marketing expenses, which were 57% higher compared to the previous year; (ii) increased labor costs resulting from an increase in salaries, which were 11% higher when compared to the previous year; (iii) higher distribution costs, which were 10% higher when compared to the previous year.  Our distribution, administrative and sales expenses in Brazil represented 26.6% of our net sales in Brazil during the year ended December 31, 2014, compared to 25.3% for 2013.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$165,267 million during the year ended December 31, 2014, a Ch$10.056 million, or 6.5% increase compared to Ch$155,211 million during 2013. In local currency the distribution, administrative and sales expenses increased 36.1%, mainly due to (i) the effect of local inflation on labor costs, freight costs and services provided by third parties, (ii) higher distribution costs, which were 36% higher when compared to the previous year; and (iii) higher marketing expenses, which were 54% higher when compared to the previous year.  Our distribution, administrative and sales expenses in Argentina represented 35.8% of our net sales in Argentina during the year ended December 31, 2014, compared to 35.2% for 2013.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$29,832 million during the year ended December 31, 2014, a Ch$6,133 million, or 25.9% increase compared to Ch$23,700 million during 2013.  The increase in distribution, administrative and sales expenses in local currency in Paraguay was mainly due to the effect of other operating income which is classified under the item and which was substantially greater in 2013.  Isolating this effect, distribution, administrative and sales expenses increased 8% in local currency, which is mainly explained by (i) increased labor costs, which were 15% higher when compared to the previous year and (ii) increased freight distribution charges due to higher tariffs which were 11% higher compared to the previous year. Our distribution, administrative and sales expenses in Paraguay represented 23.0% of our net sales in Paraguay during the year ended December 31, 2014, compared to 21.1% for 2013.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013	2014
	(in millions of Ch$)

Other income (expense)	(25,335)	(19,014)
Financial income	4,973	8,656
Financial costs	(28,944)	(65,081)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	783	1,191
Exchange rate differences	(7,695)	(2,675)
Loss from differences in indexed financial assets and liabilities	(1,833)	(12,462)
Other income (expense), net	(58,051)	(89,385)

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

These Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2015 and 2014 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, all of which were approved by the board of directors on April 26, 2016.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil, Argentina and Paraguay. Our subsidiaries outside Chile prepare their financial statements in accordance with IFRS and to comply with local regulations in accordance with generally accepted accounting principles of the country in which they operate. The Consolidated Financial Statements reflect the results of the subsidiaries outside of Chile, converted to Chilean pesos (functional and reporting currency of the parent company) and are presented in accordance with IFRS.  The International Financial Reporting Standards requires assets and liabilities to be converted from the functional currency of each entity to the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized

Critical Accounting Estimates

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

Impairment of goodwill and intangible assets of indefinite useful life

The Group tests if goodwill and intangible assets of indefinite useful life have suffered impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.  Discounted free cash flows in the cash generating unit of the Parent Company in Chile as well as the subsidiaries in Brazil, Argentina and Paraguay generated greater values than their respective assets, including goodwill for the Brazilian, Argentine and Paraguayan subsidiaries.

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

We estimated the fair value of the intangible assets acquired as a result of mergers and acquisitions based on the multiple period excess earning method, which implies the estimation of future cash flows generated by intangible assets, adjusted by cash flows that do not come from intangible assets, but from other assets.

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

Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to our business model, or changes in our capital strategy might modify the effective useful lives compared to our estimates. Whenever we determine that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. We review the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Our estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated recoverable value.

Liabilities for bottle and case collateral

We have a liability for deposits received for bottles and cases provided to our customers and distributors. The liability represents the deposit value that we may be required to remit upon receipt from the customer or distributor of the bottles and cases, in good condition, along with the original invoice. The liability is not subject to price level restatements as per current agreements with customers and distributors. We estimate the liability for deposits based on a periodic inventory of bottles loaned to customers and distributors, estimates of bottles in circulation and a weighted average historical deposit value per bottle or case. Significant management judgment is involved in estimating the number of bottles in circulation, the deposit value that could be subject to redemption and the timing of disbursements related to this liability.

Impact of Foreign Currency Fluctuations

In accordance with IFRS conversion methods, assets and liabilities from Argentina, Paraguay and Brazil are converted from their functional currency (Argentine peso, Paraguayan guaraní and Brazilian real respectively) to the reporting currency of the parent company (Chilean peso) at the end of period exchange rate, and income accounts at the exchange rate as of the date of the transaction or monthly average exchange rate of the month when it took place.  The effects of conversion are presented as comprehensive income and do not affect the results for the years ended December 31, 2015, 2014 and 2013. The conversion effects due to the currency conversion undertaken for assets and liabilities in accordance with the method previously explained resulted in a decrease of other comprehensive income of Ch$106,153 million during 2014 (net increase of Ch$28,150 million during 2014 and a net decrease of Ch$17,297 million during 2013). We also present under other comprehensive income the net effect as result of the restatement of Chilean pesos to U.S. dollars and other currencies to U.S. dollars resulting from the update of intercompany accounts that have designated as part of the Company’s investment, this effect resulted in a decrease of Ch$8,009 million during 2015 (increase of Ch$92 million in 2014 and a decrease of Ch$675 million during 2013).

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

Capital Resources, Treasury and Funding Policies

The products we sell are usually paid for in cash and short term credit, and therefore our main source of financing comes from the cash flow of our operations.  This cash flow has been generally sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved at our General Shareholders’ Meeting.  Nevertheless, in 2013 it was necessary to issue international bonds to finance the acquisition of the 100% stake of Ipiranga in Brazil for R$1,155 million (equivalent to Ch$261,245 million). Our net cash position diminished after the merger with Polar and the Ipiranga acquisition in part because Polar and Ipiranga previously had more debt when compared to Andina’s balance sheet. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

Certain restrictions could exist to transfer funds among our operating subsidiaries. In 2013, 2014 and 2015, all cash flow generated by the subsidiary in Argentina was reinvested in the operation, and we did not receive dividends from our subsidiary in Argentina.  During 2013, 2014 and 2015, we received dividends from our subsidiaries in Brazil and Paraguay.  No assurance can be made that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

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

Cash Flows from Operating Activities 2015 vs Cash Flows from Operating Activities 2014

Cash flows from operating activities during 2015 amounted to Ch$264,909 million compared to Ch$215,514 million in 2014.  The increase in cash flow generation was mainly due to higher client collections, resulting from a better performance mainly from the Argentine operation.

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

Cash Flows from Investing Activities 2015 vs Cash Flows from Investing Activities 2014

Cash flows for investing activities (includes purchase and sale of property, plant and equipment, investment in associated companies and financial investments) amounted to Ch$103,131 million in 2015 compared to Ch$166,776 million during 2014. During 2014 we made lower net investments in short and long term financial instruments.

The main item of investing activities is the purchase of property, plant and equipment which decreased from Ch$114,217 million in 2014 to Ch$112,400 in 2015.

Cash Flows from Investing Activities 2014 vs Cash Flows from Investing Activities 2013

Cash flows for investing activities (includes purchase and sale of property, plant and equipment, investment in associated companies and financial investments) amounted to Ch$166,776 million in 2014 compared to Ch$447,550 million during 2013. In 2013 the Ipiranga acquisition represented a disbursement in the amount of Ch$261,245 million. The investment activities of Andina during 2013, without considering the effect of the acquisition of Ipiranga and the disbursements associated with its purchase, amounted to Ch$191.852 million.

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

Cash Flows from Financing Activities 2015 vs Cash Flows from Financing Activities 2014

Our financing activities are directly related to dividend distributions to our shareholders, that record a utilization of cash resources amounting to Ch$54,320 million compared to Ch$52,269 million during 2014, and borrowings from banks and payment of these loans, in order to finance these dividend payments and investments.  As a result of our business’ seasonality, we generate greater cash flows during the summer months (December through March); therefore, during the winter season we may require short term financing in order to fulfill our dividend and investment commitments.

As of December 31, 2015, we had available short-term credit lines in an amount equivalent to Ch$198,144 million. The aggregate unused portion of such lines of credit at that date was equivalent to Ch$126,398 million. Our unused sources of liquidity include four lines of credit. In Chile, we had the equivalent of Ch$15,000 million in credit available from two separate lines. The unused portion of such lines of credit at that date was equivalent to Ch$15,000 million. In Brazil, we had the equivalent of Ch$108,506 million in credit available from four lines. The unused portion of such lines of credit at that date was equivalent to Ch$39,530 million. In Argentina, we had the equivalent of Ch$67,536 million in credit available with ten lines. The unused portion of such lines of credit at that date was equivalent to Ch$64,766 million. In Paraguay, we had the equivalent of Ch$7,102 million in credit available from one line. The unused portion of said line of credit at that date was equivalent to Ch$7,102 million.

Cash Flows from Financing Activities 2014 vs Cash Flows from Financing Activities 2013

Our financing activities are directly related to dividend distributions to our shareholders, that record a utilization of cash resources amounting to Ch$52,269 million in 2014 compared to Ch$73,041 million during 2013, and borrowings from banks and payment of these loans, in order to finance these dividend payments and investments.  As a result of our business’ seasonality, we generate greater cash flows during the summer months (December through March); therefore, during the winter season we may require short term financing in order to fulfill our dividend and investment commitments.

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

Liabilities

For the year ended December 31, 2015, our total liabilities, excluding non-controlling interest, were Ch$1,357,827 million; representing a 0.6% increase compared to December 31, 2014. The increase in total liabilities resulted principally from the restatement of public liabilities given currency indexation (Unidad de Fomento), partially offset by decreased bank liabilities in Argentina.  As of December 31, 2015, our noncurrent liabilities included (i) other noncurrent financial liabilities of Ch$765,299 million, (ii) noncurrent accounts payable of Ch$9,303 million (iii) other noncurrent provisions of Ch$63,976 million, (iv) deferred tax liabilities for Ch$130,202 million; (v) noncurrent employee benefit provisions for Ch$8,230 million; and (vi) other noncurrent non-financial liabilities for Ch$242 million, totaling noncurrent liabilities for Ch$977,252 million during the year ended December 31, 2015 compared to Ch$939,963 million during the year ended December 31, 2014.

As of December 31, 2015, our current liabilities included (i) other current financial liabilities of Ch$62,218 million; (ii) trade accounts and other accounts payable for Ch$212,526 million; (iii) current accounts payable to related entities for Ch$48,653 million; (iv) other current provisions for Ch$326 million; (v) current tax liabilities for Ch$7,495 million and (vi) current employee benefit provisions for Ch$31,791 million and (vi) other non-financial current liabilities for Ch$17,566 million.  Total current liabilities during the year ended December 31, 2015 amounted to Ch$380,574 million compared to Ch$410,212 million during the year ended December 31, 2013.

As of December 31, 2015, and before the cross currency swaps contracts the company entered in, our bond liabilities had a weighted average interest rate of 4.70% while our bank liabilities had a weighted average interest rate of 4.93%.

***

Summary of Significant Debt Instruments

Summary of Significant Debt Instruments

As of December 31, 2015, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds

In 2001, we issued in the Chilean capital markets UF 3.7 million Series B bonds due 2026, bearing interest at a variable annual interest rate of 6.50% over inflation.  The Series B Local Bonds are subject to the following restrictive covenants:

•                  Maintain an indebtedness level where Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Current Liabilities bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under “Other Current Financial Assets” and “Other Non-current Financial Assets” of the issuer’s Consolidated Statement of Financial Position.  Consolidated Equity shall be regarded as total equity including non-controlling interests.

•                  Maintain and in no way lose, sell, assign, or transfer to a third party the geographical area today called “Metropolitan Region”, as franchised territory in Chile by The Coca-Cola Company, for the development, production, sale and distribution of products and brands of the licensor, in accordance with the respective bottling agreement or license, renewable from time to time.

•                  Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which to date is franchised to the Company by TCCC for the manufacture, production, sale and distribution of products and brands of such licensor; as long as these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Flow.

•                  Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, less than or equal to 1.3 times of the Issuer’s unsecured consolidated current liabilities.

Unsecured consolidated current liabilities are the Company’s total liabilities, obligations and debts that are not secured with real guarantees on goods and assets of the latter, made voluntarily and conventionally by the Company less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under “Other Current Financial Assets” and “Other Non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

Consolidated assets are assets free of any pledge, mortgage or other lien, as well as those assets that have real liens, mortgage or encumbrances that operate only by law less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under “Other Current Financial Assets” and “Other Non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

Series A and C Local Bonds

As a consequence of our merger with Polar, we became an obligor under the following two bonds issued by Polar in the Chilean capital markets in 2010:

•                  UF 1.0 million of Series A bonds due 2017, bearing interest at a variable annual rate equal to 3.00%; and

•                  UF 1.5 million of Series C bonds due 2031, bearing interest at a variable annual rate equal to 4.00%

The Series A and C local bonds are subject to the following restrictions:

•                      Maintain a “Net Financial Indebtedness” level of no more than 1.5 times in the quarterly financial statements, measured by figures included in the Polar’s Consolidated Statement of Financial Position. For these purposes, net financial indebtedness level is defined as the ratio of net financial debt to total assets of the issuer (equity attributable to the owners of the controllers plus non-controlling interests). Net financial debt means the difference between the Issuer’s financial debt and cash.

•                      Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, less than or equal to 1.3 times of the Issuer’s unsecured consolidated current liabilities.

Unencumbered assets are assets that meet the following conditions. They are the property of Polar, they are classified under Total Assets of the Polar’s Financial Statement and are free of any pledge, mortgage or other levies constituted in favor of third parties, less “Other current financial assets” and “Other non-current financial assets” on Polar’s Financial Statement (to the extent they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities.)

Unsecured total liabilities means liabilities under the account Total Current liabilities and Total non-current Liabilities on Polar’s Financial Statements which do not benefit from preferences or privileges, less “Other current financial assets” and “Other non-current financial assets” of Polar’s Financial Statements (to the extent they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities.)

•                      Not invest in instruments issued by related parties or carry out operations with related parties other than those related to the general purpose of the entities, in conditions that are unfavorable to Polar in relation to those prevailing in the market.

•                      Maintain a Net Financial Coverage level of greater than 3.0.  Net financial coverage is the ratio between Polar’s EBITDA for the past 12 months and Polar’s net financial expenses (financial income less financial expenses) for the past 12 months. However, this restriction shall be regarded as breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

Series C, D and E Local Bonds

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

On April 3, 2014, we issued additional capital in the amount of UF 3,000,000 in the Chilean capital markets (equivalent to Ch$70,855 million, on April 3, 2014) in UF bonds at 3.75% maturing in 2035. The funds from these local bond funds were used to pay off existing debts and for other general corporate purposes.

The Series C, D and E local bonds are subject to the following restrictions:

•                      Maintain an indebtedness level where Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities is Current Liabilities bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under “Other Current Financial Assets” and “Other Non-current Financial Assets” of the issuer’s Consolidated Statement of Financial Position.  Consolidated Equity is total equity including non-controlling interests.

•                      Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, less than or equal to 1.3 times of the Issuer’s unsecured consolidated current liabilities.

“Unsecured Consolidated Current Liabilities” are the Company’s total liabilities, obligations and debts that are not secured with real guarantees on goods and assets of the latter, made voluntarily and conventionally by the Company less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under “Other Current Financial Assets” and “Other Non-current Financial Assets” of the Company’s Consolidated Statement of Financial Position.

For purposes of determining Consolidated Assets these will consider assets free of any pledge, mortgage or other lien, as well as those assets that have real liens, mortgage or encumbrances that operate only by law. Therefore, Consolidated Assets free of any lien, mortgage or other encumbrance shall be regarded as those assets for which no real lien, mortgage or other encumbrance has been made voluntarily and conventionally by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under “Other Current Financial Assets” and “Other Non-current Financial Assets” of the Company’s Consolidated Statement of Financial Position.

•                      Maintain and in no way lose, sell, assign, or transfer to a third party the Metropolitan Region, as franchised territory in Chile by The Coca-Cola Company for the production, sale and distribution of products and brands of the licensor. Losing said territory means the non-renewal, cancellation, early termination or annulment of this license agreement by The Coca-Cola Company, for the Metropolitan Region.

•                      Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of the Series C, D and E local bonds, is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of The Coca-Cola Company; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow of the audited fiscal year immediately prior to the moment when said loss, sale, assignment or transfer occurs. For these purposes “Adjusted Consolidated Operating Flow” is the addition of the following accounting items of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Income”, including revenue and cost of sales, less (ii) “Distribution Costs”, less (iii) Administrative Expenses, plus (iv) Participation in Earnings (Losses) of Associates and Joint Ventures accounted for using the Equity Method”, plus (v) “Depreciation”, plus (vi) “Amortization of Intangibles”.

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

Repurchased Notes due 2027 and 2097

In October 1997, we issued US$100 million of 7.625% Notes due 2027 and US$100 million of 7.875% Notes due 2097. Through a series of repurchases between 2000 and 2009, we have repurchased and currently hold, all of these notes through our wholly-owned subsidiary Abisa Corp.  On December 15, 2014, Embotelladora Andina S.A. repurchased US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thereby eliminating the related bond liability.

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

E.                                   OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2015, we did not have any material off-balance sheet arrangements.

F.                                    CONTRACTUAL OBLIGATIONS

The following table sets forth our principal contractual and commercial obligations as of December 31, 2015:

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Ch$ )

Debt with financial institutions(1)	24,592	24,699	6,615	—	55,905
Bonds(1)(2)	45,518	96,584	89,145	835,728	1,066,975
Lease obligations(1)	10,338	6,366	16,827	—	33,531
Purchase obligations(1)(3)	158,942	75,270	16,089	52,183	302,484
Total(1)	239,390	202,919	128,675	887,911	1,458,896

(1)         Includes interest

(2)         See Note 16 to our consolidated financial statements as of December 31, 2015 and for the year ended December 31, 2014 and 2015 for additional information.

(3)         This includes: (i) our Brazilian cogeneration contract, (ii) our services contract with Hewlett Packard and (iii) some services and raw material contacts, mainly for sugar.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in millions of Ch$ 2014)
Provisions	63,975	365	730	62,880
Other long-term liabilities	8,473	1,003	2,006	5,464
Total long-term liabilities	72,448	1,368	2,736	68,344

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

Principal Officers

The following table includes information regarding our senior executives:

Name	Age	Position
Miguel Ángel Peirano	56	Chief Executive Officer
Andrés Wainer	45	Chief Financial Officer
Tomás Vedoya	38	Chief Strategic Planning Officer
Jaime Cohen	48	Chief Legal Officer
German Garib	54	Chief Process and Information Officer
Gonzalo Muñoz	54	Chief Human Resources Officer
Fabián Castelli	50	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	55	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solorzano Hurtado	45	General Manager of Chilean Soft Drink Operation.
Francisco Sanfurgo	61	General Manager of Paraguay Refrescos S.A.

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

Mr. Vedoya joined us in 2015 as Chief Strategic Planning Officer. Prior to joining Andina, he was an independent consultant from 2011 until 2014.  He also held the position of Senior Consultant at Virtus Partners, from 2009 until 2011. He also worked for other companies in the hotel industry.

Mr. Cohen joined us in 2008, as Chief Legal Officer. Prior to joining Andina, he held a similar position at Socovesa S.A. from 2004. He formed part of the legal division of Citibank from 2000 to 2004.  He also was an attorney at the law offices of Cruzat, Ortuzar & Mackenna and Baker & McKenzie from 1996 until 1999.  He began his professional career in 1993 as lawyer at Banco de A. Edwards.

Mr. Garib has held the position of as Chief Information Officer since 1998. Prior to Andina, he was the marketing manager of IBM Chile.

Mr. Muñoz joined the Company in 2015 as Chief Human Resources officer. Prior to Andina he worked at British American Tobacco as Human Resources Director in Mexico and Human Resources Southern Cone Director. He also held several other positions at British American Tobacco such as Finance Directors and General Manager in several Latin-American countries.

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

Notes:

1.              Germán Garib left his position on January 31, 2016 and has been replaced as Chief Processes and IT Officer by Mr. Carlos Gálvez, beginning February 1, 2016.

2.              Cristián Mandiola resigned to his position as Chief Operations South Officer of Coca-Cola Andina effective April 2, 2015.

3.              Beginning April 1, 2015 Rodrigo Ormaechea assumes the position of Commercial Director of Coca-Cola Andina in Brazil reporting to the General Manager Renato Barbosa. His replacement as Chief Strategic Planning Officer of Coca-Cola Andina is assumed by Mr. Tomás Vedoya, beginning February 23, 2015.

4.              Alan Dunford left his position on December 31, 2014 and has been replaced as Chief Human Resources Officer by Mr. Gonzalo Muñoz, Rut beginning January 1, 2015.

Board of Directors

In accordance with our current bylaws, the board of directors must consist of fourteen directors. The directors may or may not be shareholders and are elected for a term of three years subject to indefinite re-election. All members of the board of directors are completely renewed every three years by and during the General Shareholders’ Meeting. Cumulative voting is permitted for the election of directors.

In the event of a vacancy, the board of directors may appoint a replacement to fill the vacancy, and the entire board of directors must be elected or re-elected at the next regularly scheduled General Shareholders’ Meeting.

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

As of December 31, 2015, our board of directors consisted of the following directors:

Name	Age	Date of Expiration of Current Term	Position
Juan Claro	65	2016-04-21	Chairman of the Board of Directors
Eduardo Chadwick	57	2016-04-21	Vice Chairman of the Board of Directors
José Antonio Garcés,	50	2016-04-21	Director
Arturo Majlis	54	2016-04-21	Director
Gonzalo Said(1)	51	2016-04-21	Director
Salvador Said(1)	51	2016-04-21	Director
Francisco Javier Crespo	50	2016-04-21	Director
Gonzalo Parot(2)	63	2016-04-21	Director
Emilio Rodriguez Larraín	64	2016-04-21	Director
José De Gregorio	56	2016-04-21	Director
Juan Andrés Fontaine	61	2016-04-21	Director
Franz Alscher	52	2016-04-21	Director
Ricardo Vontobel	56	2016-04-21	Director
Mariano Rossi	50	2016-04-21	Director

(1)                  Salvador Said is first cousin of Gonzalo Said.

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

Mr. Chadwick has been a member of our board of directors since June 2012. His principal occupation is as an entrepreneur. He also serves as a director in the following organizations: Viña Errazuriz, Empresas Penta, MaltexcoS.A., Ebema, Vinos de Chile and Banco Penta.

Mr. Majlis has been a member of our board of directors since April 1997. His principal occupation is as a principal partner of the law offices of Grasty, Quintana, Majlis y Compañía. He also serves as a director in the following organizations: Asesorías e Inversiones Til Til S.A.; Asesorías e Inversiones MJS Ltda., Banchile Seguros de Vida, Seguros Orion, Mathiesen Group, Laboratorio Maver, Fundación Convivir, Fundación Puerto de Ideas and Orion Seguros Generales.

Mr. Garcés has been a member of our board of directors since April 1992. His principal occupation is as general manager of Inversiones San Andrés Ltda. He also serves as director in the following organizations: Banco Consorcio, Banvida S.A.; Inmobiliaria FFV S.A., Fundación Paternitas, Viña Montes, Viña Garcés Silva Ltda., and Chairman of USEC.

Mr. Gonzalo Said has been a member of our board of directors since April 1993. His principal occupation is as an entrepreneur. He also serves as director in the following organizations: Banco BBVA, Director Newport Ltda. (Grupo Said Handal), Member of the “Circle of Finance” of ICARE, and participates in the Board of Universidad Finnis Terrae and is the Chairman of Fundación Generación Empresarial

Mr. Salvador Said has been a member of our board of directors since April 1992. His principal occupation is as Director of Said Holding Group. He also serves as director in the following organizations: Chairman of Endeavor Chile and of Bupa Chile S.A. Board member of Parque Arauco S.A., Edelpa S.A., BBVA Chile and Envases CMF S.A. Counselor in CEP (Centro de Estudios Públicos) and in Generación Empresarial.

Mr. Crespo has been member of our board of directors since April 2013. His principal occupation is as President of Coca Cola Mexico.

Mr. Parot has been a member of our board of directors since April 2009. His principal occupation is as an engineer and economist. He is Principal Partner and CEO at Elex Consulting Group. He also serves as Director in Inmobiliaria Elex.

Mr. Rodriguez has been member of our board of directors since April 2013. His principal occupation is as attorney at law. He also serves as director in the following organizations: Lan Perú, Inmuebles Comerciales del Perú S.A., Inmuebles Panamericana S.A., La Positiva Sanitas EPS S.A., Soriperu S.A., Inversiones en Salud S.A., Automotores Gildemeister del Perú S.A., Maquinaria Nacional Perú S.A. Motormundi S.A., Prospectiva 2020 Perú,

Mr. De Gregorio has been a member of our board of directors since June 2012. His principal occupation are Professor of Economics at Universidad de Chile and non-resident Senior Fellow at the Petersen Institute for International Economics. He also serves as director in the following corporations: Compañía Sudamericana de Vapores; Intervial S.A., Euroamerica S.A. and Ruta del Maipo S.A.

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

For the period ended December 31, 2015 the amount of fixed compensations paid to Coca-Cola Andina’s principal officers amounted to ThCh$4,308 (ThCh$3,859 in 2014). Likewise, the amount of compensation paid in performance bonuses amounted to ThCh$2,362 (ThCh$2,468 in 2014).

During the period ended December 31, 2015 severance payments to managers and principal officers of Embotelladora Andina S.A. were Ch$193 million. During the period ended December 31, 2014 severance payments to managers and principal officers of Embotelladora Andina S.A. were Ch$327 million.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director or alternate director during 2015, which was approved by our shareholders, was as follows:

	Directors’	Executive	Directors’ and Audit
	Compensation	Committee	Committee	Total
2015	ThCh$	ThCh$	ThCh$	ThCh$

Juan Claro Gonzalez	144,000			144,000
Arturo Majlis Albala	72,000	72,000	24,000	168,000
Gonzalo Said Handal	72,000	72,000		144,000
Jose Antonio Garces Silva	72,000	72,000		144,000
Salvador Said Somavia	72,000	72,000	24,000	168,000
Eduardo Chadwick Claro	72,000	72,000		144,000
Gonzalo Parot Palma (Ind)	72,000		24,000	96,000
Francisco Crespo	72,000			72,000
Cesar Emilio Rodriguez Larrain Salinas	72,000			72,000
José Fernando De Gregorio Rebeco	72,000			72,000
Juan Andrés Fontaine Talavera	72,000			72,000
Franz Alscher	72,000			72,000
Ricardo Vontobel	72,000			72,000
Mariano Rossi	72,000			72,000
Total	1,080,000	360,000	72,000	1,512,000

For the year that ended on December 31, 2015, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$8,182 million of which Ch$6,670 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

C.            BOARD PRACTICES

Our board of directors has regularly scheduled meetings at least once a month, and extraordinary meetings are convened when called by the chairman or when requested by one or more directors. The quorum for a meeting of the board of directors is established by the presence of an absolute majority of its directors. Directors serve terms of 3 years from the date they are elected. Resolutions are passed by the affirmative vote of an absolute majority of those directors present at the meeting, with the chairman determining the outcome of any tie vote.

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment.

Executive Committee

Our board of directors is counseled by an Executive Committee that proposes Company policies and is currently comprised by the following Directors: Mr. Eduardo Chadwick Claro, Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal, and Mr. Salvador Said Somavía, who were elected during ordinary Board Session N°1,086 held on April 30, 2013. The Executive Committee is also comprised by the Chairman of the Board, Mr. Juan Claro González and by our chief executive officer who participate by their own rights.

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

The duties performed by this Committee during 2015, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 of the Chilean Superintendence of Securities and Insurance, were the following:

•                  Examined the reports of external auditors, of the balance sheets and other financial statements, presented by the administrators of the Company to the shareholders, and to take a position on such reports before they are presented to shareholders for their approval.

•                  Proposed External Auditors and Private Rating Agencies, accordingly to the Board of Directors were proposed to the Shareholders’ Meeting.

•                  Examined information regarding the operations referred to by Title XVI of Law N°18,046 and report on these operations. For detailed information regarding these operations, please refer to the Notes of the Consolidated Financial Statements included in this annual report.

•                  Examine the salary systems and compensation plans of managers, principal officers and employees.

•                  Reported to the Board of Directors whether it is convenient or not to hire an external auditing Company to render services that do not form part of the external audit, when they are not forbidden in accordance to article 242 of Chilean Law N°18,045 on Securities Market.

•                  Reviewed and approved the Company’s 20F and verified management compliance with Rule 404 of the Sarbanes Oxley Act (Rule 404 states that management must evaluate Company internal controls on a yearly basis).

•                  Reviewed anonymous complaints.

•                  Reviewed internal audit reports.

•                  Reviewed and approved Corporate Policy on Purchases and Investments.

•                  Reviewed and monitored the Internal Control system in accordance to the new COSO 2013 standard.

•                  Reviewed and followed up on the implementation of the Coke One System.

•                  Reviewed and reported to the Board about the Corporate Policy on Conflict of Interest.

•                  Followed up on the fulfillment of the Conciliation Agreement concluded with Chile’s National Economic Prosecutor (Fiscalía Nacional Económica)

•                  Requested counseling to comply with General Rule N ° 385 of Chile’s Superintendence of Securities and Insurance, and to follow up on the reports referred to the progress in this area.

•                  Acknowledged and analyzed the origin of a new business model for Stills.

•                  Reviewed the terms of the Corporate Policy on Insurance.

During 2015, the Directors’ Committee incurred in expenses for Ch$42,354,736. Said expenses were related to counselling by Ernst & Young on internal control issues, market research and corporate transparency analysis and maintenance of the Company’s whistleblowing hotline.

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

For the period ended December 31, 2015, the Audit Committee did not incur any expenses.

Ethics Committee

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

D. EMPLOYEES

Overview

On December 31, 2015, we had 15,428 employees, including 3,102 in Chile, 7,560 in Brazil, and 3,288 in Argentina and 1,478 in Paraguay. Of these employees, 289 were temporary employees in Chile, 501 were temporary employees in Argentina, and 152 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2015, 1,137; 605; 2,329 and 316 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2014, and 2015:

	2014
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	69	—	69	60	—	60	107	—	107	29	—	29
Technicians and professionals	1,008	388	620	5,278	599	4,679	687	10	677	246	24	222
Workers	1,608	1,112	496	2,202	13	2,189	2,021	1,801	220	1,103	308	795
Temporary Workers	417	—	417	20	—	20	473	459	14	100	—	100
Total	3,102	1,500	1,602	7,560	612	6,948	3,288	2,270	1,018	1,478	332	1,146

	2015
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	69	—	56	63	0	63	106	—	106	33	—	33
Technicians and professionals	1,008	411	611	5,705	535	5,170	712	10	702	250	29	221
Workers	1,608	726	559	2,271	70	2,201	2,050	1,884	166	1,084	287	797
Temporary Workers	417	0	289	0	—	0	501	435	66	152	—	152
Total	3,102	1,137	1,515	8,039	605	7,434	3,369	2,329	1,040	1,519	316	1,203

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

In Chile, 56.5% of employees with indefinite work contracts are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2015 in the city of Santiago: (i) with Labor Union N° 1, that mainly represents workers from the bottling area, from December 1, 2015 to November 30, 2018; (ii) with Labor Union N°2, that mainly represents personnel from the areas of management, logistics and operations specialists from June 1, 2015 to June 1, 2018; (iii) with Labor Union N°3 that mainly represents sales force employees from May 1, 2014 to April 30, 2018; (iv) Collective contract with Workers Union N°3 of new salesforce from June 1, 2013 to May 31, 2016; (v) Agreement with sales force negotiating group in force since June 1, 2013 through May 31, 2016; (vi) Collective Contract with Labor Union TAR, that represents workers from the distribution area from July 1, 2012 to June 30, 2016; and collective agreement with the picking area workers from the Venecia, Renca and Carlos Valdovinos branches, from March 1st 2011, to February 28, 2015 and (vii) collective contract with a group of workers in the area of operations of the new plant Renca, effective as from July 1, 2015, until June 30, 2018.

The agreements in force as of December 31, 2015 in Coquimbo are: (i) Workers Union N°1 Agreement, formed mainly by workers from the production area, in force since March 1, 2013 through February 28, 2016; (ii) National Workers Union N°1 Agreement, which represents a part of the Administrative Employees and salesman, in force since January 1, 2014 through November 30, 2016; (iii) Collective Agreement formed mainly by Administrative Employees which is in force since September 1, 2013 through August 31, 2016; (iv) Transportation Collective Agreement, in force since May 1, 2014 through October 31, 2016. The collective agreements in force as of December 31, 2015 in Antofagasta (v) Collective agreement with Workers Union N°1 formed mainly by workers form the production area, in force since May 1 2014 through April 30, 2017; (vi) Collective agreement with Workers Union N°2, form by personnel from different areas, in force since November 27, 2013 through November 30, 2016; (vii) collective agreement with the salesmen negotiating group, in force since December 1, 2013 through November 30, 2016; (viii) Collective agreement with transportation workers from the base zone, in force since May 4, 2014 through May 4, 2017, and (ix) Collective agreement with transportation workers from Calama, in force since October 1, 2013 through September 30, 2016. Finally, the collective agreements in force as of December 31, 2015 in Punta Arenas are: (i) Collective agreement with the workers union in Punta Arenas, which mainly represents workers from the Production Area, in force since August 1, 2013, through July 31, 2016; (ii) Collective Agreement with InterAreas personnel, in force since February 1, 2014 through December 31, 2016, and (iii) Collective agreement with Transportation workers, in force since December 1, 2013 through November 30, 2016.

Brazil

In Brazil, 7.5% of employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are twenty collective bargaining agreements currently in force.

Twelve agreements for employees in the State of Rio de Janeiro:

(i)                                     the Soft Drink Industry Employees’ Union agreement from July 1, 2015  to June 30, 2016;

(ii)                                  the Sales Force Union agreement from May 1, 2015 to April 30, 2016;

(iii)                               The Sales Force II Union agreement from August 1, 2015 to July 31, 2016;

(iv)                              the “Forklift “ Operator Union agreement from May 1, 2015 to April 30, 2016;

(v)                                 the “Forklift “ II Operator Union agreement from August 1, 2015 to July 31, 2016;

(vi)                              the Driver and Helper of the Lagos Region Union agreement from May 1, 2015 through April 30, 2016;

(vii)                           the Driver and Helper of the Lagos Region II Union agreement from May 1, 2015 through April 30, 2016;

(viii)                        Collective bargaining agreement executed with the Drivers and Nova Iguaçu Helpers effective from May 1, 2015 until April 30, 2016;

(ix)                              Agreement with the Drivers and Helpers Workers’ Union of Sao Goncalo in force since May 1, 2015 through April 30, 2016;

(x)                                 Agreement with the Drivers and Helpers Workers’ Union of Rio de Janeiro in force since May 1, 2015 through April 30, 2016;

(xi)                              Agreement with the Drivers and Helpers Workers’ Union of Campos in force since May 1, 2015 through April 30, 2016; and

(xii)                           Agreement with the Drivers and Helpers Workers’ Union of Itaperuna in force since May 1, 2015 through April 30, 2016.

Four agreements for employees in the State of Espírito Santo:

(i)                                     the Nourishment Union agreement from July 1, 2015 to June 30, 2016;

(ii)                                  the Sales Force Union agreement from May 1, 2015 to April 30, 2016;

(iii)                               the Sales Force Union II agreement from May 1, 2015 to April 30, 2016; and

(iv)                              Agreement with the Drivers and Helpers Workers’ Union of the State of Espírito Santo in force since May 1, 2015 through April 30, 2016.

Seven agreements with employees from the State of São Paulo:

(i)                                     Workers Union for the Beverage Industry of Ribeirão Preto since October 1, 2015 through September 1, 2016;

(ii)                                  Agreement with the Trade Workers Union for the region of Araraquara since October 1, 2015 through September 1, 2016;

(iii)                               Agreement with the Trade Workers Union for the region of Franca since October 1, 2015 through September 1, 2016;

(i)                                     Agreement with the Transportation Workers Union for the regions of Ribeirão Preto since May 1, 2015 through April 30, 2016;

(ii)                                   Agreement with the Transportation Workers Union for the regions of Ribeirão Preto since May 1, 2015 through April 30, 2016;

(iii)                                Agreement with the Transportation Workers Union for the regions of Franca since May 1, 2015 through April 30, 2016;

(iv)                               Agreement with the Transportation Workers Union for the regions of Araquara since May 1, 2015 through April 30, 2016;

(v)                                  Agreement with the Transportation Workers Union for the regions of Mococa since May 1, 2015 through April 30, 2016;

(vi)                               Agreement with the Salesmen Union of the State of São Paulo since July 1, 2015 through June 30, 2016;  and

(vii)                            Agreement with the Security Technicians Union for the region of Ribeirão Preto, Franca, Araraquara and Mococa since May 1, 2015 through April 30, 2016.

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

Argentina

In Argentina, 69% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On November 24, 2015,  the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non salary benefits and a new complementary regulation on company contributions.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts fixed by legislations and jurisprudence of the Justice Supreme Court of Argentina.

All employee contributions are made to the state social security system. Most of the health system in the Argentine territory is run by the unions through contributions from employees within the Collective Work Agreements (CCT — Convenios Colectivos de Trabajo).

Paraguay

In Paraguay, 20.8% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

The collective bargaining agreements that are currently in force are: (1) Collective bargaining agreement executed with the Authentic Workers’ Union of Paraguay Refrescos effective from June 16, 2015 to June 15, 2017; and (2) Workers’ Union of Paraguay Refrescos effective from April 10, 2015 to September 10, 2016.

E.                                   SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2015.

	Series A						Series B
	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class
Shareholder
José Antonio Garcés Silva	—	—	—	—	52,987,375	11.19	—	—	—	—	25,728,183	5.43
Arturo Majlis Albala	—	—	—	—	2,150	0.0006	—	—	5,220	0.0014	—	—
Salvador Said Somavía	—	—	—	—	52,987,375	11.19	—	—	—	—	49,700,463	10.50
Gonzalo Said Handal	—	—	—	—	52,987,375	11.19	11,761,462	3.094	—	—	37,914,463	8.018
Eduardo Chadwick Claro					52,987,375	11.19					52,989,382	11.19

ITEM 7.                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2015:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	263,718,485	55.7	207,253,769	43.8
The Bank of New York Mellon(2)	11,023,308	2.33	50,815,002	10.7
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.7	69,348,241	14.7
AFPs as a group (Chilean pension funds)	21,772,987	4.6	7,205,884	1.5
Principal foreign funds as a group	11,023,308	2.33	50,815,002	10.7
Executive officers as a group	0	0	0	0
Directors as a group(3)	215,327,365	45.49	165,686,166	35.0

(1)

Our controlling shareholders are: Inversiones SH Seis Limitada, Inversiones Cabildo SpA, Inversiones Chucao Limitada (legal successor of Inversiones EI Olivillo Limitada and Inversiones Alerce Limitada), Inversiones Nueva Delta S.A., Inversiones Nueva Delta Dos S.A., Inversiones Las Gaviotas Dos Limitada, Inversiones Playa Negra Dos Limitada today known as Inversiones Negra SpA, Inversiones Don Alfonso Dos Limitada, today known as Don Alfonso Limitada, Inversiones El Campanario Dos Limitada, today known as Inversiones El Campanario Limitada, Inversiones Los Robles Dos Limitada, today known as Inversiones Los Robles Limitada and Inversiones Las Viñas Dos Limitada, today known as Inversiones Las Niñas Dos SpA.; the estate of Jaime Said Demaría; José Said Saffie; José Antonio Garcés Silva and Alberto Hurtado Fuenzalida.

(2)	Acting as Depositary for ADRs.
(3)	Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía, Mr. Eduardo Chadwick Claro and Mr. Arturo Majlis Albala.

Our controlling shareholders act pursuant to a shareholders’ agreement that establishes that this group will exercise joint control in order to ensure a majority vote at shareholders’ meetings and board sessions.  Our controlling shareholders pass resolutions with the approval of at least four of the five parties, except with respect to the following matters, which require a unanimous decision:

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

•                  capital increases (subject to certain indebtedness thresholds); and

•                  the joint acquisition of our Series A shares.

In connection with The Coca-Cola Company’s investment in us, The Coca-Cola Company and our controlling shareholders entered into a Shareholders’ Agreement dated September 5, 1996, as amended (the “Amended and Restated Shareholders Agreement or Shareholders’ Agreement”-incorporated as Exhibit to the Form 20-F), providing for certain restrictions on the transfer of shares of our capital stock by the Coca-Cola Shareholders and our controlling shareholders. Specifically, our controlling shareholders are restricted from transferring its Series A shares without the prior authorization of The Coca-Cola Company. The Shareholders’ Agreement also provides for certain corporate governance matters, including the right of the Coca-Cola shareholders to elect two members of our board of directors so long as The Coca-Cola Company and its subsidiaries collectively own, in aggregate, certain percentage of the Series A shares. In addition, in related agreements, our controlling shareholders granted The Coca-Cola Company an option, exercisable upon the occurrence of certain changes in the beneficial ownership of the Controlling Group, to acquire 100% of the Series A shares held by our controlling shareholders at a price and in accordance with procedures established in such agreements.

B.            RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 12.3 to our Consolidated Financial Statements and were carried out under the following conditions: (i) they were previously approved by the Company’s Board of Directors, with the abstention of the director involved in the corresponding case; (ii) the purpose of these transactions was to contribute to the Company’s interest; and (iii) they were consistent with prevailing market price, terms and conditions at the time of their approval. Our Directors’ Committee is charged with evaluating transactions with related parties and to report on these transactions to the full board of directors. See “Item 6. Directors, Senior Management and Employees—Directors’ Committee.”

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect at December 31, 2015.  There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2014 and 2015, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2014	2015
	Million Ch$
Chile	366	263
Brazil	76,016	62,571
Argentina	1,430	1,468
Total	77,812	64,302

Dividend Policy

The declaration and payment of dividends are determined, subject to the limitations set forth below, by the affirmative vote of a majority of our shareholders at a general shareholders’ meeting, based upon the recommendation of our board of directors.

At our annual ordinary shareholders’ meeting, our board of directors submits our annual financial statements for the preceding fiscal year together with reports prepared by our Audit Committee for approval by our shareholders. Once our shareholders have approved our annual financial statements, they determine the allocation of our net income, after provision for income taxes and legal reserves for the preceding year and taking into account the accumulation of losses from prior periods. All shares of our capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution, except that holders of our Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares.

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings.  At the annual meeting of shareholders held in April of 2014, our shareholders authorized our board of directors to distribute, at its discretion, interim dividends during 2014 and 2015.

During 2013, 2014 and 2015, our respective shareholders’ meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation.  These additional dividend payments for 2013, 2014 and 2015 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

			Aggregate Amount of Dividends	Series A		Series B
Dividend Approval Date	Dividend payment Date	Fiscal year with respect to which dividend was declared	Declared and Paid (Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
12-22-15	01-28-16	2015	16,896	17.00	0.02374	18.70	0.02611
09-29-15	10-29-15	2015	14,908	15.00	0.02182	16.50	0.02400
04-22-15	08-28-15	Accumulated earnings	14,908	15.00	0.02144	16.50	0.02358
04-22-15	05-29-15	2014	14,908	15.00	0.02429	16.50	0.02673
12-18-14	01-29-15	2014	8,945	9.00	0.01446	9.90	0.01590
09-30-14	10-29-14	2014	13,020	13.10	0.02252	14.41	0.02478
04-21-14	08-20-14	Accumulated earnings	12,295	12.37	0.02138	13.607	0.02352
04-21-14	05-16-14	Accumulated earnings	12,295	12.37	0.02234	13.607	0.02458
04-21-14	05-16-14	2013	1,451	1.46	0.00264	1.606	0.00290
12-18-14	01-29-15	2014	8,945	9.0	0.01446	9.9	0.01591
12-17-13	01-23-14	2013	13,020	13.1	0.02407	14.41	0.02648
04-24-13	11-15-13	Accumulated earnings	46,713	47.0	0.09023	51.7	0.09925
05-28-13	06-26-13	2013	12,225	12.3	0.02419	13.53	0.02660
04-25-13	05-20-13	Accumulated earnings	12,225	12.3	0.02581	13.53	0.02814
11-20-12	12-27-12	2012	24,331	24.48	0.05110	26.930	0.05621
10-02-12	10-30-12	2012	12,165	12.24	0.02550	13.460	0.02805
02-27-12	05-31-12	Accumulated earnings	19,398	24.3	0.04692	26.730	0.05161
04-27-12	05-11-12	2011	8,757	10.97	0.02256	12.067	0.02481
04-27-11	07-26-11	Accumulated earnings	39,914	50.0	0.10811	55.000	0.11892

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

	Share Volume (in thousands)		Ch$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2009	63,647	125,476	1,440	1,088	1,740	1,262
2010	15,196	110,049	2,072	1,282	2,501	1,621
2011	38,416	79,599	2,120	1,600	2,521	1,780
2012	45,877	123,437	2,550	1,847	3,155	2,220
2013	41,873	79,618	2,622	1,847	3,350	2,310
2014
1st Quarter	12,606	36,919	1,890	1,590	2,525	1,900
2nd Quarter	14,817	22,665	1,840	1,600	2,380	1,982
3rd Quarter	10,363	27,004	1,730	1,590	2,123	1,865
4th Quarter	16,478	27,034	1,640	1,400	1,975	1,705
2015
1st Quarter	10,104	22,584	1,500	1,350	1,829	1,550
2nd Quarter	11,388	47,093	1,680	1,300	2,180	1,585
3rd Quarter	10,044	33,332	2,200	1,510	2,800	1,800
4th Quarter	11,837	23,200	2,200	1,830	2,710	1,970

Last six months
Oct-15	1,585	9,929	2,200	1,999	2,710	2,300
Nov-15	6,573	7,119	2,050	1,925	2,563	2,144
Dec-15	3,678	6,151	2,000	1,830	2,300	1,970
Jan-16	4,736	8,259	1,970	1,674	2,100	1,750
Feb-16	3,195	7,686	1,800	1,600	2,125	1,903
Mar-16	2,139	8,924	1,900	1,750	2,240	2,030

	ADR Volume (in thousands)		US$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2009	1,307	6,366	17.19	10.26	18.50	12.36
2010	2,076	7,140	28.83	15.04	31.40	18.68
2011	911	5,089	26.25	15.04	31.41	21.00
2012	1,276	6,030	33	21	40	26
2013	1,351	4,930	34.07	15.04	42.23	26.51
2014
1st Quarter	457	2,567	21.50	16.59	28.25	19.75
2nd Quarter	393	2,257	21.45	17.06	25.75	21.19
3rd Quarter	167	2,346	19.08	16.04	22.96	18.19
4th Quarter	498	2,843	16.15	14.00	19.93	16.82
2015
1st Quarter	237	1,861	15.00	12.14	17.77	14.87
2nd Quarter	150	4,716	16.48	12.56	21.46	15.32
3rd Quarter	221	2,718	18.68	13.18	23.74	16.35
4th Quarter	199	2,606	19.20	15.14	24.01	16.56
Last six months
Oct-15	63	1,311	19.20	16.67	24.01	20.00
Nov-15	88	505	17.48	15.31	22.33	18.28
Dec-15	49	790	16.85	15.14	18.90	16.56
Jan-16	53	1,118	16.01	14.20	17.80	14.21
Feb-16	263	744	15.48	14.17	18.30	14.78
Mar-16	49	607	17.49	15.34	19.82	17.56

Source: Bloomberg

The total number of registered ADR holders we had at December 2015 was 28 (316 in the Series A ADRs and 7 in the Series B ADRs). As of this date the ADRs represented 6.34% of the total number of our issued and outstanding shares. On December 31, 2015, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,955.00 per share (US$16.28 per Series A ADR), and Ch$2,130.00 for the Series B shares (US$17.41 per Series B ADR). At December 31, 2015, there were 2,070,218 Series A ADRs (equivalent to 9,269,364 Series A shares) and 8,926,701 Series B ADRs (equivalent to 50,710,236 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2015, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 81% and 100% of such trading days, for Series A and Series B shares respectively.

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

•                  The preference of Series B shares consists solely of the right to receive all and any of the per share dividends we may distribute, whether temporary, definitive, minimum mandatory, additional, or eventual, increased by 10%. Series B shares are entitled to a limited voting right, voting only with respect to the election of two board members for the Company.

•                  The preferences of Series A and B shares will remain in effect through December 31, 2130. Once this period has expired, Series A and B will be eliminated and the shares which comprise them shall automatically become common shares without any preferences whatsoever, therefore eliminating the division of shares into series.

Board of Directors and Shareholder Meetings

Our management is exercised by a board of directors, whose members are proposed and elected every three years during the general annual shareholders’ meeting. Board members are elected by separate voting of the Series A and Series B shareholder. As mentioned, Series A shares elect twelve directors, and Series B shares elect two Directors.

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

Special shareholders meetings may be held at any time according to corporate needs and to discuss and decide upon any matter within the competence thereof, provided it is indicated in the summons. Being a shareholder of the Company is the only condition for entry to a shareholder’s meeting.

C.                                    MATERIAL CONTRACTS

On January 28, 2016, the Company incorporated a closed joint-stock company called Coca-Cola Del Valle New Ventures S.A. (“Coca-Cola Del Valle”) in Chile. Embotelladora Andina S.A. contributed 35% of the capital of Coca-Cola Del Valle, with Embonor S.A. and Coca-Cola de Chile S.A contributing the remaining 15% and 50%, respectively. The main corporate purpose of Coca-Cola Del Valle is the development and production of juices, waters and non-carbonated beverages under brands owned by The Coca-Cola Company that Andina and Coca-Cola Embonor S.A. are authorized to commercialize and distribute in their respective franchise territories.

In 2013, we acquired the 100% of the shares of Companhia de Bebidas Ipiranga in Brazil. Additionally, we issued UF 5,000,000 in bonds in tranches of 7 and 21 years in the Chilean market and US$575 million in 10 years term bonds in the US market.

On August 30, 2012, Andina Brazil entered into a Share Purchase and Sale Agreement for the acquisition of 40% of the capital shares of Sorocaba Refreshments S.A., a manufacturer authorized by The Coca-Cola Company, based in the city of Sorocaba, State of São Paulo, owned by Compañía Maranhense de Refrigerantes (successor of Renosa Ind. Brasileira de Bebidas S/A) and in November 2012 RJR paid the purchase price of R$146,946,044.00.

Our special shareholders’ meeting held on June 25, 2012, approved the merger (by absorption) of Embotelladora Coca Cola Polar S.A. and Embotelladora Andina S.A. On September 28, 2012, Embotelladora Andina S.A. and Embotelladora Coca Cola Polar S.A. signed the public deed of the merger of their operations, in which they declared that merger had been finalized and perfected on October 1, 2012. This operation began on February 2, 2012, and allows Embotelladora Andina S.A. to consolidate its leading position in the business of bottling products licensed by The Coca-Cola Company in the southern cone and generate opportunities for growth and generation of value for its shareholders and employees. In practice, Embotelladora Andina S.A. is the second largest Coca-Cola bottler in South America and the seventh in the world, with operations in Argentina, Brazil, Chile and Paraguay. The transaction took the form of a merger (by absorption) and the exchange of newly issued shares of Andina, at a ratio of 0.33268606071 shares of Andina Series A shares and 0.33268606071 Andina Series B shares for each share of Embotelladoras Coca-Cola Polar S.A. The final process of exchange of shares took place on October 16, 2012.

During 2012, Andina Argentina held, among others, the following contracts with economic or strategic content: natural gas supply agreements, and electricity supply agreements; IP telephony services agreement (with supplier SIEMENS); purchase of new forklift agreement (with supplier Toyota) which are necessary due to the enlargement of the Cordoba Plant Deposit; and agreement for the extension of the Deposit of Final Products and Patio of the Cordoba Plant (13,600 m2) and at the Bahia Blanca Plant (2,800 m2).

During 2012, PARESA executed a contract with TECNOEDIL S.A. building company for the construction of Warehouse 9, extension of Warehouse 8 for forklifts and the construction of the Distribution building, which represents additional storage capacity, the total contract value Gs.8,262,784,550. Additionally, on June 1, 2012 an agreement was signed with Azucarera Paraguaya S.A. for the provision of 38,500 of sugar tons until May 31, 2013. The total value of the contract is Gs.192,500,000,000.

In October 2011, Andina Brazil entered into an agreement with Light Esco — Prestação de Serviços S/A, for the construction and operation of an electrical cogeneration station at the Jacarepaguá bottling facility. The term of this agreement is 15 years beginning upon the date on which the station begins operating, which would enter into operation towards the year 2013 and will ensure the supply of energy for the plant. The estimated value of the agreement is of $738 million reals. At the end of the contractual term, ownership of the cogeneration station will be transferred to Andina Brazil and equipment maintenance and upgrades will be carried out by Light Esco.

On June 30, 2011, Andina Brazil together with the other bottlers of the Coca-Cola System in Brazil, and Recofarma (a constituent of the Coca-Cola Group Brazil), signed an amendment to the agreement with SABB - SISTEMA DE ALIMENTOS E BEBIDAS DO BRASIL, the new corporate name of Sucos del Valle, approving the merger of Mais Indústria de Alimentos Ltda into SABB, which gave the Brazilian bottlers 50% of the share capital of SABB. As a result of this agreement, Andina Brazil obtained a total ownership of 5.74% of the share capital of SABB.

During January of 2011, the juice business in Chile was restructured to allow the incorporation of the other Coca-Cola bottlers in Chile into the property of Vital S.A. which changed its name to Vital Jugos S.A.  Andina, Embonor S.A. and Embotelladora Coca-Cola Polar S.A. own 57%, 28% and 15%, respectively, of the outstanding capital of Vital Jugos S.A.

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

Equity investments in Chile (including investments in stock) by non-resident persons or entities must comply with some existing exchange control restrictions. Foreign investments may be registered with the Foreign Investment Committee (Comité de Inversiones Extranjeras) in accordance with Law N° 600 of 1974 and amendments or with the Central Bank in accordance with Chapter XIV of the Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales or CFER) of the Central Bank. In the case of Decree Law N° 600, foreign investors execute a foreign investment agreement with Chile, thus guaranteeing access to the FEM.  However, investors under Decree Law N° 600 will only be able to repatriate capital one year after the investment. Earnings can be remitted abroad at any time. In the case of CFER, capital as well as earnings can be repatriated at any time, without an agreement with the Central Bank.

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

Notwithstanding these changes, exchange transactions authorized prior to April 19, 2001 remained subject to the rules in force as of the date of such transactions.  The new exchange regime did not affect Chapter XXVI of the CFER and the Foreign Investment Contract (“FIC”) between Andina, the Central Bank and The Bank of New York Mellon (as Depositary of the shares represented by ADRs).  Notwithstanding the previous, the parties to the FIC may choose to adopt the norms imposed by the CCB, resigning to those of the FIC, and which has been the option we have taken until this date. The FIC is the agreement by which access to the FEM is given to the Depositary and ADR holders.  The FIC adopted the dispositions of Chapter XXVI and was celebrated pursuant to Article 47 of the Constitutional Organic Act of the CCB.

Under Chapter XXVI of the CFER, if the funds to purchase the common shares underlying the ADRs are brought into Chile, the Depositary must deliver, on behalf of foreign investors, an annex providing information on the transaction to the Formal Exchange Market entity involved, together with a letter instructing such entity to deliver the foreign currency or the equivalent amount in pesos, on or before the date the foreign currency is brought or is to be brought into Chile.

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

Under Chapter XXVI and the FIC, the CCB agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing nor domiciled in Chile who acquire shares or replace ADRs for common stock, which we refer to as “Withdrawn Shares”, FEM access to convert Chilean pesos into U.S. dollars and to remit those dollars outside Chile including amounts received as: (i) cash dividends; (ii) proceeds from the sale in Chile of Withdrawn Shares; (iii) proceeds from the sale in Chile of preemptive rights to subscribe for additional shares; (iv) proceeds from the liquidation, merger or consolidation of Andina; (v) proceeds resulting from capital decreases or earnings or liquidations; and (vi) other distributions, including those in respect of any re-capitalization resulting from holding shares, ADRs or by Withdrawn Shares.

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

Under current Chilean law, the BCC cannot unilaterally change the FIC. The Chilean Courts (although not binding on future judicial decisions) also have established that the FIC cannot be annulled by future legislative changes. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, to the disposition of underlying shares, or to the repatriation of proceeds from their disposition, will not be imposed in the future; nor can there be any assessment of the duration or impact of any restrictions that might be imposed. If for whatever reason, including changes in the FIC or Chilean law, the Depositary is prevented from converting Chilean pesos into U.S. dollars, the investors shall receive dividends or other payments in Chilean pesos, which shall subject the investors to exchange rate risks. It cannot be guaranteed that the CFER, as amended, or any other exchange regulation will not be amended in the future, or that if new regulations are enacted that they shall have no material bearing on Andina or the ADR holders.

No assurance can be given that Andina will be able to purchase U.S. dollars in the local exchange market at any time in the future, nor that any such purchase will be for the amounts necessary to pay any sum due under any of its capital or debt instruments.

Likewise, it is not possible to guarantee that changes to the regulations of the CCB or other legislative changes relating to exchange controls will not restrict or impair Andina’s ability to purchase U.S. dollars in order to make payment on its debt instruments.

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

Capital Gains

Gains recognized from the sale or exchange of ADRs by a foreign holder outside of Chile will not be subject to Chilean taxation. Gains recognized on a sale or exchange of shares of common stock will be subject to both the Corporate Income Tax and the Withholding Tax (the former being credited against the latter) if either: (i) the foreign holder has held the shares of common stock for less than one year, (ii) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as an habitual trader of shares, or (iii) the foreign holder transfers shares of common stock to a related person, as defined by Chilean tax law. In all other cases, gain on the disposition of shares of common stock will be subject only to the Corporate Income Tax, with rates of 22.5% and 24% for business years 2015 and 2016, respectively, except for shares resulting from an exchange of ADRs for shares (flow back), in which case the Chilean Internal Revenue Service pursuant to Notice 1,705, dated May 15, 2006, has been interpreted to say that shares may benefit from Article 18 if the ADRs were acquired through a stock broker or by any other circumstance stipulated by that norm.

Beginning in fiscal year 2017, the profit generated by sales of shares will be subject to a Withholding Tax rate of 35%.

The tax basis of shares of common stock received in exchange for ADRs will be determined in accordance with the valuation procedure set forth in the Deposit Agreement, which values shares of common stock at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the withdrawal of the shares of common stock from the Depositary. Consequently, the conversion of ADRs into shares of common stock, and the immediate sale of the shares for the value established under the Deposit Agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADRs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADRs’ holders on a Chilean stock exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. As this amendment has been included in the Deposit Agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADRs were sold, will not be subject to taxation. We reiterate that if a contributor in good faith adopts Notice No.1.705, then the excess value will not be subject to taxation in Chile.

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

United States Tax Considerations Relating to ADRs or Shares of Common Stock

The following discussion summarizes certain U.S. federal income tax consequences of an investment in Andina’s ADRs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADRs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADRs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADRs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders that own or are deemed to own 10% or more of our voting shares, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADRs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADRs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the United States federal income tax consequences to a holder in light of its particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADRs or shares of common stock.

As used herein, the term “U.S. holder” means a beneficial of ADRs or shares of common stock that is (i) an individual U.S. citizen or resident, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that: (a) is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

The Chilean Withholding Tax (net of any credit for the Corporate Income Tax) paid by or for the account of any U.S. holder may be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADRs or shares of common stock generally will be foreign source income and will generally constitute passive category income. Furthermore, in certain circumstances, a U.S. holder that (i) has held ADRs or shares of common stock for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADRs or shares of common stock. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Capital Gains

U.S. holders that hold ADRs or shares of common stock as capital assets will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of such ADRs or shares (or preemptive rights with respect to such shares) held by the U.S. holder or the Depositary. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of common stock (which, unlike a disposition of ADRs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for any Chilean tax imposed on the gain unless it can apply (subject to applicable limitations) the credit against tax due on other income from foreign sources.

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

ITEM 11.                   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We are exposed to changes in financial market conditions in the normal course of our business due to our use of certain financial instruments as well as transacting in various foreign currencies and conversion of our foreign subsidiaries’ financial statements into the Chilean peso.

Interest Rate Risk

Our primary interest rate exposures relate to U.S. dollar denominated and UF long-term fixed rate bond liabilities and other long-term variable and fixed rate bank liabilities. We also invest in certain medium-term bond securities that bear a fixed interest rate. We monitor our exposure to interest rate fluctuations regularly depending on market conditions.

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2015.

	Expected Maturity Date							Estimated Fair Market Value
	2016	2017	2018	2019	2020	Thereafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest Earning Assets
Time deposits and credit links	99,113	17	—	—	—	—	99,130	99,130
Weighted average interest rate	1.1%	8.82%	—	—	—	—	1.1%	—

Interest Bearing Liabilities
Long-term debt (Bonds)	19,237	17,971	11,898	12,256	12,636	663,243	737,241	785,844
Fixed Rate	4.54%	4.18%	4.88%	4.86%	4.93%	4.71%	4.70%
Bank liabilities	23,991	20,441	3,951	2,980	2,865	—	54,228	48,607
Weighted average interest rate	5.49%	4.05%	5.63%	5.27%	5.21%	—	4,93%

Foreign Currency Risk

As of December 31, 2015, we have debt held by banks and debt held by the public denominated in U.S. dollars, which are hedged by derivative instruments, which lower the risk of exposure to the accrual of fluctuations of the value of the US dollar. Net assets balance is denominated in dollars as of December 31, 2015, which amounts to $591.0 million as detailed below. The following table summarizes the financial instruments held December 31, 2015, denominated in dollars:

Assets	2016	2017	2018	2019	2020	2021 Onwards	Total	Fair estimated Market Value
(U.S. Dollars)	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Assets
Cash and cash equivalents	13,598	—	—	—	—	—	13,598	13,598
Liabilities
Bonds obligations	(4,377)	—	—	—	—	(403,430)	(407,807)	(423,100)
Bank debt	(12,818)	(12,681)	—	—	—		(25,499)	(24,992)
Net assets (liabilities)	(3,597)	(12,681)	—	—	—	(403,430)	(419,708)	(395,626)

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions	Up to US$5.00 per 100 ADSs (or portion thereof)
Withdrawal of shares underlying ADRs	Up to US$5.00 per 100 ADSs (or portion thereof)
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect
Cash distribution fees	US$0.02 or less per ADS

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADRs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

Fees Incurred in Past Annual Period

From January 1, 2015 to December 31, 2015, we received from the depositary US$118,430.65 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

After the Reclassification, the Superintendence of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones ) decreed that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights. In 2004, however, the Superintendence reversed and approved Series B shares as investment instruments for Chilean Pension funds. Series A shares have always been eligible as investment instruments.

ITEM 15.                  CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a—15(f) and 15d—15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions or our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

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

	Year ended December 31,
	2014		2015
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees
Audit fees(1)	889	94%	961	99%
Audit-related fees(2)	28	3%	—	0%
Tax fees(3)	18	2%	9	1%
Other fees	10	1%	1	0%
Total	945	100%	972	100%

(1)         Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)         Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attestation services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plan audits; and consultation concerning financial accounting and reporting standards.

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

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our Audit Committee is comprised of Gonzalo Parot Palma, Salvador Said Somavía and Arturo Majlis Albala.

We disclose that, with respect to the current membership of Mr. Salvador Said Somavía and Mr. Arturo Majlis Albala on our Audit Committee,  the Company has relied on the exemption from the independence requirements provided by Rule 10A-3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended. Pursuant to said rule, a member of the Committee who is an affiliate of the foreign private issuer or a representative of such an affiliate that has only observer status on, and is not a voting member or the chair of, the audit committee, and is not an executive officer of the foreign private issuer, may be exempted from the independence requirement.

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

ITEM 16E.         PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2015, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

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

Chilean Law does not require the adoption of Corporate Governance Practices because they have been established by Chilean Corporate Law. However, the Superintendence of Securities and Insurance in General Rule No. 341 requires publicly traded corporations to report their corporate governance practices.

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

307 Company Website	Listed Companies must have a company website which is accessible from the United States. The website must contain in it all NYSE requirements including those referring to Corporate Governance.

Chilean law does not require listed companies to maintain a website. However, if a listed company does have a website, the company must make available on its website certain information required by the rules under Chilean Company Law N° 18,046.

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                   FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”.

ITEM 18.                   FINANCIAL STATEMENTS

The following financial statements, together with the report of independent registered accounting firm, are filed as part of this Annual Report:

ITEM 18.                   FINANCIAL STATEMENTS

ITEM 19.                   EXHIBITS.

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description

1.1

Amended and restated Bylaws of Embotelladora Andina S.A. dated as of June 25, 2012 (English translation) (incorporated by reference to Exhibit 1.1 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142)).

2.1

Amended and restated Deposit Agreement, dated as of December 14, 2000, among Embotelladora Andina S.A., The Bank of New York as Depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 1.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142)).

2.2

Indenture dated as of September 30, 1997, among Embotelladora Andina S.A., Credit Suisse First Boston Corporation, and J.P. Morgan Securities Inc. (filed with the SEC on September 30, 1997 and also available on our website www.koandina.com).

4.1

Amended and restated Call Option Agreement, dated as of December 17, 1996, among Inversiones Freire Limitada, Inversiones Freire Dos Limitada, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., The Coca-Cola Company, and Embotelladora Andina S.A. and Custody Agreement among Inversiones Freire Limitada and Inversiones Freire Dos Limitada and Citibank, N.A. (English translation) (incorporated by reference to Exhibit 1.5 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142)).

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

4.3	Form Bottler Agreement (English translation) (incorporated by reference to Exhibit 1.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2012 (File No. 001-13142)).
4.4

Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.1 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.5

Amendment dated as of February 1, 2012 to the Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and Schweppes Holdings Limited (incorporated by reference to Exhibit 1.2.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.6

Amendment dated as of June 30, 2013 to the Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.7

Bottler Agreement in force as of July 1, 2003, among Embotelladora del Atlántico S.A.,  Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding operations in Argentina (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

Item	Description

4.8

Amendment dated as of October 16, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding syrup mix (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.9

Amendment dated as of October 16, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding distribution in Argentina (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.10

Amendment dated as of November 17, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.11

Amendment dated as of November 28, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.12

Amendment dated as of March 21, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.13

Amendment dated as of November 26, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.14

Amendment dated as of December 7, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.15

Amendment dated as of December 27, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.16

Amendment dated as of July 28, 2008 to Bottler Agreement effective as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.17

Amendment dated as of July 28, 2008 to Bottler Agreement effective as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and Schweppes Holdings Limited (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.18

Bottler Agreement dated as of October 4, 2007 among Rio de Janeiro Refrescos Ltda and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.5 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

Item	Description

4.19

Amendment dated as of October 4, 2012 to Bottler Agreement dated as of October 4, 2007 between Rio de Janeiro Refrescos Ltda and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.6 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.20

Amendment dated as of February 7, 2013 to the Bottling Agreement dated as of October 4, 2007 between Cia. de Bebidas Ipiranga and The Coca-Cola Company (incorporated by reference to Exhibit 4.20 to Andina’s Annual Report on Form 20-F filed on May 15, 2014 (File No. 001-13142).

4.21

Bottler Agreement dated as of September 1, 2008 among Embotelladoras Coca-Cola Polar S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.7 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.21.1

Amendment dated as of July 9, 2014 to Bottler Agreement dated as of September 1, 2008 between Embotelladora Andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (incorporated by reference to Exhibit 4.21.1 to Andina’s Annual Report on Form 20-F filed on April 30, 2015 (File No. 001-13142)).

4.21.2

Bottler Agreement dated as of November 3, 2014 among Embotelladora Andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (incorporated by reference to Exhibit 4.21.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2015 (File No. 001-13142)).

4.22

Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.8 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.23

Amendment dated as of February 1, 2013 to Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.9 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.24

Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.25

Amendment dated as of March 3, 2010 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142)).

4.26

Amendment dated as of November 6, 2014 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.26 to Andina’s Annual Report on Form 20-F filed on April 30, 2015 (File No. 001-13142)).

4.27

Amendment dated as of March 25, 2015 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.27 to Andina’s Annual Report on Form 20-F filed on April 30, 2015 (File No. 001-13142)).

4.28	Amendment dated as of September 1, 2015 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (filed herein).

Item	Description

8.1	Company Subsidiaries (filed herein).
12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350 (filed herein).
13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350 (filed herein).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano	/s/ Andrés Wainer
(Signature)

Date: April 28, 2016

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2015 and 2014

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Embotelladora Andina S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries at December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Santiago - Chile

April 26, 2016

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	NOTE	12.31.2015	12.31.2014
		ThCh$	ThCh$
ASSETS
Current assets:
Cash and cash equivalents	5	129,160,939	79,514,434
Other financial assets	6	87,491,931	106,577,042
Other non-financial assets	7.1	8,686,156	7,787,181
Trade and other accounts receivable, net	8	176,385,836	198,110,424
Accounts receivable from related parties	12.1	4,610,500	5,994,453
Inventories	9	133,333,253	149,727,618
Current tax assets	10.2	7,741,241	6,025,049
Total Current Assets		547,409,856	553,736,201

Non-Current Assets:
Other financial assets	6	181,491,527	51,026,773
Other non-financial assets	7.2	18,289,901	33,056,780
Trade and other receivables	8	5,931,999	7,097,809
Accounts receivable from related parties	12.1	14,732	24,752
Investments accounted for under the equity method	14.1	54,190,546	66,050,213
Intangible assets other than goodwill	15.1	665,666,655	728,181,279
Goodwill	15.2	95,835,936	116,924,199
Property, plant and equipment	11.1	640,529,872	713,075,285
Total Non-Current Assets		1,661,951,168	1,715,437,090
Total Assets		2,209,361,024	2,269,173,291

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	NOTE	12.31.2015	12.31.2014
		ThCh$	ThCh$
LIABILITIES AND EQUITY
LIABILITIES
Current Liabilities:
Other financial liabilities	16	62,217,688	83,402,440
Trade and other accounts payable	17	212,526,368	228,179,112
Accounts payable to related parties	12.2	48,652,827	55,966,789
Provisions	18	326,093	365,832
Income taxes payable	10.3	7,494,832	2,931,206
Employee benefits current provisions	13	31,790,759	27,746,745
Other non-financial liabilities	19	17,565,643	11,620,303
Total Current Liabilities		380,574,210	410,212,427

Non-Current Liabilities:
Other financial liabilities	16	765,299,344	726,616,440
Trade and other payables	17	9,303,224	1,216,434
Provisions	18	63,975,724	77,446,513
Deferred income tax liabilities	10.5	130,201,701	126,126,147
Post-employment benefit liabilities	13	8,230,030	8,125,107
Other non-financial liabilities	19	242,491	432,490
Total Non-Current Liabilities		977,252,514	939,963,131

Equity:	20
Issued capital		270,737,574	270,737,574
Retained earnings		274,755,431	247,817,939
Other reserves		284,980,830	378,738,982
Equity attributable to equity holders of the parent		830,473,835	897,294,495
Non-controlling interests		21,060,465	21,703,238
Total Equity		851,534,300	918,997,733
Total Liabilities and Equity		2,209,361,024	2,269,173,291

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function for the years ended at December 31, 2015, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2015	01.01.2014	01.01.2013
	NOTE	12.31.2015	12.31.2014	12.31.2013
		ThCh$	ThCh$	ThCh$
Net sales		1,877,394,256	1,797,199,877	1,521,681,335
Cost of sales	24	(1,106,706,146)	(1,081,243,408)	(914,817,748)
Gross Profit		770,688,110	715,956,469	606,863,587
Other income	25	471,569	3,970,623	4,385,617
Distribution expenses	24	(202,490,792)	(187,042,843)	(163,022,685)
Administrative expenses	24	(352,600,846)	(342,140,932)	(272,556,438)
Other expenses	26	(21,983,048)	(18,591,271)	(30,462,097)
Other (loss) gains	28	(6,301,121)	(4,392,105)	740,373
Financial income	27	10,118,375	8,655,623	4,973,312
Financial expenses	27	(55,669,217)	(65,081,431)	(28,944,023)
Share of (loss) profit of investments accounted for using the equity method	14.3	(2,327,829)	1,190,969	783,418
Foreign exchange differences		(2,856,370)	(2,675,027)	(7,694,834)
Loss from differences in indexed financial assets and liabilities		(7,308,343)	(12,461,548)	(1,832,742)
Net income before income taxes		129,740,488	97,388,527	113,233,488
Income tax expense	10.4	(41,642,562)	(45,354,435)	(22,966,264)
Net income		88,097,926	52,034,092	90,267,224

Net income attributable to:
Equity holders of the parent		87,863,484	51,875,084	88,982,678
Non-controlling interests		234,442	159,008	1,284,546
Net income		88,097,926	52,034,092	90,267,224

		Ch$	Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	20.5	88,40	52,19	89.53
Earnings per Series B Share	20.5	97,24	57,41	98.48

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended at December 31, 2015, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	01.01.2015	01.01.2014	01.01.2013
	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$
Net income	88,097,926	52,034,092	90,267,224
Other Comprehensive Income:
Components of other comprehensive income that are not re-measured to net income for the period, before taxes
Actuarial losses from defined benefit plans	(744,445)	(140,749)	(1,411,030)
Components of other comprehensive income that will be re-measured to net income for the period, before taxes
Gains (losses) from exchange rate translation differences	(119,212,803)	28,309,535	(18,877,527)
Gains from cash flow hedges	31,134,391	5,909,129	2,961,146
Income tax related to components of other comprehensive income that are not re-measured to net income for the period
Income tax benefit related to defined benefit plans	148,877	31,580	282,206

Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax, related to exchange rate translation differences	4,604,711	663,705	1,096,509
Income tax related to cash flow hedges	(10,172,792)	(2,041,658)	(703,002)
Total comprehensive income	(6,144,135)	84,765,634	73,615,526
Total comprehensive income attributable to:
Equity holders of the parent	(5,894,668)	83,875,399	72,139,832
Non-controlling interests	(249,467)	890,235	1,475,694
Total comprehensive income	(6,144,135)	84,765,634	73,615,526

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

for the years ended December 31, 2015, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2015	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	87,863,484	87,863,484	234,442	88.097.926
Other comprehensive income	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	—	(93,758,152)	(483,909)	(94.242.061)
Comprehensive income	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	87,863,484	(5,894,668)	(249,467)	(6.144.135)
Dividends	—	—	—	—	—	—	(60,925,992)	(60,925,992)	(393,306)	(61,319,298)
Total changes in equity	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	26,937,492	(66,820,660)	(642,773)	(67,463,433)
Ending balance at 12.31.2015	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2014	270,737,574	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	51,875,084	51,875,084	159,008	52.034.092
Other comprehensive income	—	28,242,013	3,867,471	(109,169)	—	32,000,315	—	32,000,315	731,227	32.731.542
Comprehensive income	—	28,242,013	3,867,471	(109,169)	—	32,000,315	51,875,084	83,875,399	890,235	84.765.634
Dividends	—	—	—	—	—	—	(47,249,946)	(47,249,946)	49,457	(47,200,489)
Total changes in equity	—	28,242,013	3,867,471	(109,169)	—	32,000,315	4,625,138	36,625,453	939,692	37,565,145
Ending balance at 12.31.2014	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733

The accompanying notes 1 to 30 form an integral part of these financial statements

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2013	270,759,299	(21,725)	(63,555,545)	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	88,982,678	88,982,678	1,284,546	90,267,224
Other comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	—	(16,842,846)	191,148	(16,651,698)
Comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	88,982,678	72,139,832	1,475,694	73,615,526
Dividends	—	—	—	—	—	—	—	(85,634,539)	(85,634,539)	(153,320)	(85,787,859)
Decrease of Capital	(21,725)	21,725	—	—	—	—	—	—	—	—	—
Total changes in equity	(21,725)	21,725	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	3,348,139	(13,494,707)	1,322,374	(12,172,333)
Ending balance at 12.31.2013	270,737,574	—	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588

The accompanying notes 1 to 30 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2015	01.01.2014	01.01.2013
	NOTE	12.31.2015	12.31.2014	12.31.2013
		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		2,406,656,125	2,367,485,129	1,954,744,395
Receipts from premiums, claims, annuities and other policy benefits				77,300
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,569,343,254)	(1,579,575,529)	(1,349,009,473)
Payments to employees		(213,532,202)	(191,529,823)	(153,571,748)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(275,697,786)	(295,650,855)	(222,218,717)
Dividends received		1,250,000	1,590,675	2,085,031
Interest payments		(57,963,479)	(62,079,744)	(23,319,351)
Interest received		7,463,013	5,332,755	3,295,309
Income tax payments		(26,322,106)	(23,778,366)	(33,410,166)
Other cash movements (tax on bank debits Argentina and others)		(7,601,081)	(6,279,811)	(6,587,855)
Net cash flows generated from Operating Activities		264,909,230	215,514,431	172,084,725

Cash flows used in Investing Activities

Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltda.)		—	4,616,752	3,704,831
Cash flows used to obtain control of subsidiaries or other businesses (Purchase Compañía de Bebidas Ipiranga)		—	—	(261,244,818)
Cash flow used to acquire non-controlling interests (Capital contribution in Leão Alimentos e Bebidas Ltda.)	14.2	(915,069)	—	—
Proceeds from sale of property, plant and equipment		1,969,878	2,273,241	6,861,329
Purchase of property, plant and equipment		(112,399,528)	(114,216,855)	(183,697,386)
Proceeds from other long term assets (term deposits over 90 days)		106,609,849	122,292,893	19,423,100
Purchase of other long term assets (term deposits over 90 days)		(95,008,674)	(186,014,285)	(52,076,837)
Payments on forward, term, option and financial exchange agreements		(3,387,526)	(702,959)	(873,453)
Receipts from forward, term, option and financial exchange agreements		—	4,975,477	11,216,678
Other cash movements (cash opening balance Companhia de Bebidas Ipiranga in 2013 and Embotelladoras Coca Cola Polar in 2012 and others)		—	—	9,137,035
Net cash flows used in Investing Activities		(103,131,070)	(166,775,736)	(447,549,521)

Cash Flows generated from (used in) Financing Activities

Proceeds from long-term loans obtained		—	73,087,596	403,245,077
Proceeds from short-term loans obtained		89,423,068	106,645,178	246,038,498
Loan payments		(130,503,764)	(167,480,619)	(271,177,359)
Payments of finance lease liabilities		(3,160,000)	(6,903,487)	(1,959,307)
Dividend payments by the reporting entity		(54,319,681)	(52,268,909)	(73,041,053)
Net cash flows generated by (used in) Financing Activities		(98,560,377)	(46,920,241)	303,105,856

Net increase in cash and cash equivalents before exchange differences		63,217,783	1,818,454	27,641,060
Effects of exchange differences on cash and cash equivalents		(13,571,278)	(2,280,146)	(3,187,189)
Net increase (decrease) in cash and cash equivalents		49,646,505	(461,692)	24,453,871
Cash and cash equivalents — beginning of year	5	79,514,434	79,976,126	55,522,255
Cash and cash equivalents - end of year	5	129,160,939	79,514,434	79,976,126

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

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. Licenses for the territories in Chile expire in 2018 and 2019; in Argentina in 2017; in Brazil in 2017 and in Paraguay they expire in 2020. The Coca-Cola Company chooses to grant all of these licenses, and they are expected to be renewed under similar conditions on the date of expiration.

As of December 31, 2015, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                     Periods covered

These consolidated financial statements encompass the following periods:

Consolidated statements of financial position: For the years ended at December 31, 2015 and 2014.

Consolidated statements of income by function and comprehensive income: For the periods from January 1 to December 31, 2015, 2014  and 2013.

Consolidated statements of cash flows: For the periods from January 1 to December 31, 2015, 2014 and 2013, using the “direct method”.

Consolidated statements of changes in equity:  For the periods between January 1 and December 31, 2015, 2014 and 2013 .

2.2                     Basis of preparation

The Company’s Consolidated Financial Statements for the years ended December 31, 2015 and 2014 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

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

In order to comply with IAS 12, financial statements as of December 31,2014 are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement. A reconciliation of such differences is presented as follows:

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

The Company’s 2015 local statutory consolidated financial statements in spanish were approved by the Company’s Board of Directors on February 29, 2016, with subsequent events first being considered through that date.  Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December, 31 2015 and 2014 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended.  Those consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 26, 2016 meeting.

Included in this 2015 consolidated financial statements are consolidated statement of financial position as of December 31, 2015 and 2014, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2015, 2014 and 2013.  This three year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission.  Other than such three year presentation and disclosure and the effect of the change in the income tax rates on deferred tax assets and liabilities were directly recognized within “Retained Earnings” in the Company’s 2015 local statutory consolidated financial statements instead of the income statement for the period ended December 31, 2015 , the accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements.  This three year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 26, 2016, with subsequent events considered through this later date.

2.3          Basis of consolidation

2.3.1       Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of December 31, 2015 and 2014 and results of operations and cash flows for the years ended December 31, 2015, 2014 and 2013. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

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

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2015			12-31-2014
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada	—	99.99	99.99	—	99.99	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

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

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2015	710.16	181.87	54.46	25,629.09	0.1217	774.61
12.31.2014	606.75	228.43	70.96	24,627.10	0.1311	738.05
12.31.2013	524.61	223.94	80.45	23,309.56	0.1144	724.30

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

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$Brazilian Real
Embotelladora del Atlántico S.A.	A$Argentine Peso
Andina Empaques Argentina S.A.	A$Argentine Peso
Paraguay Refrescos S.A.	G$Paraguayan Guaraní

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

If there are items available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

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

2.9.1                             Financial assets at fair value through profit or loss

Fair value financial assets with changes in results are financial assets available for sale in the short term. A financial asset is classified under this category if it is acquired mainly for the purpose of selling it in the short term.  Assets in this category are classified as current assets.

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

Fair value hierarchy

The Company records assets and liabilities as of December 31, 2015 and 2014 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

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

During the year ended December 31, 2015, there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

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

2.14                                Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold, no borrowing costs have been capitalized. For the years ended December 31, 2015, 2014  and 2013.

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

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future, the amount of deferred tax not recognized in this connection amounted to ThCh$77,921,832 at December 31, 2015 (ThCh$62,662,666 at December 31, 2014).

2.17                                Employee benefits

The Company has a provision to cover indemnities for years of service which will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income.

Additionally the Company has retention plans for some officers which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under employee benefits current provisions.

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

2.21                                Revenue recognition

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities.  This revenue is presented net of VAT, reimbursements, deductions and discounts.

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

2.23                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s consolidated financial statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

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

2.24.1             Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

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

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, interpretations and amendments have been adopted in these consolidated financial statements:

Amendment to IAS 19 “Employee Benefits” regarding defined benefit plans — published November 2013.  This amendment applies to the contributions to the defined benefit plans made by employees or third parties. The purpose of these amendments is to simplify accounting for contributions which are independent of the number of years of service of employees, for example, employee contributions are calculated in accordance with a salary fixed percentage.

Improvements to International Financial Reporting Standards (2012)

Issued in December 2013.

IFRS 3 “Business Combinations” — this standard is amended to clarify that the obligation to pay a contingent consideration that complies with the definition of financial instrument is classified as a financial liability or equity based on the definitions of IAS 32 and that every non-equity contingent consideration, financial as well as non-financial, is measured at its fair value on the date of each presentation, with changes in fair value being presented in profit and loss. Consequently, changes are also made to IFRS 9, IAS 37 and IAS 39.  The amendment will be prospectively applied to business combinations acquired on or after July 1, 2014.

IFRS 8 “Operating segments” — The standard is amended to include the requirement to disclose judgments made by management in applying the aggregation criteria to operating segments.  The standard is further amended to require a reconciliation of the segments’ assets to the entity’s assets when assets by segment are reported.

IFRS 13 “Fair value measurement” IASB has amended the base of conclusions of IFRS 13 to clarify that it has not removed the ability to measure short-term accounts receivables and payables if the effect of restatement is immaterial.

IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”- Both standards are amended to clarify how gross value and accumulated depreciation is accounted for when the entity uses the revaluation method.

IAS 24, “Related parties disclosures” — The standard is amended to include, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity (the “managing entity”)

Improvements to International Financial Reporting Standards (2013)

Issued in December 2013..

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

The adoption of standards, amendments and interpretations have no significant impact on the consolidated financial statements of the Company.

b)             The new standards, interpretations and amendments issued, which are not in force for the 2015 period, for which no early adoption has been adopted are as follow:

Standards and interpretations	Mandatory for the years beginning

IFRS 9 “Financial Instruments” — Published in July 2014. IASB has published the complete version of IFRS 9 that replaces the application guide for IAS 39. This final version includes requirements relating to classification and measurement of financial assets and liabilities and a model of expected credit losses that replaces the incurred loss impairment model. Regarding hedge accounting that forms part of this final version of IFRS 9, it had already been published in November 2013.

01/01/2018

IFRS 15 “Revenues from contracts with customers” — Published in May 2014. It sets the principles that should be applied by an entity for the presentation of useful information to financial statements users regarding the nature, amount, opportunity and uncertainty of revenues and cash flows from contracts with customers. The base principal is that an entity will recognize revenues that represent the transfer of goods or services committed to customers in an amount that reflects the consideration to which the entity expects to have a right to in exchange for those goods or services. Its application replaces IAS 11 Construction contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services. Early application is allowed.

01/01/2018

IFRS 16 “Leases” — Published in January 2016, it replaces the current guidelines of IAS 17. Some fundamental changes of the new IFRS 16 are related to the following: Lessees are required to record a lease liability reflecting payments of future leases and a “right to use the asset” for almost “all of the lease agreements; for lessors accounting remains the same.
An optional exception is included for some short-term leases and for the lease of assets of a lower value that can be applied by the lessees.
Early adoption is allowed if IFRS 15 is also applied.

01/01/2019

Amendments and improvements	Mandatory for the years beginning from

IFRS 11 “Joint arrangements” — regarding the acquisition of ownership in a joint operation — Published in May 2014- This amendment incorporates a guideline to the standard regarding how to account the acquisition of an ownership of a joint operation that constitutes a business, specifying how these acquisitions shall be accordingly treated.

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

01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” Published in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and those of IAS 28 in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a complete gain or loss is recognized when a transaction involves a business (within a subsidiary or not) and a partial earning or loss when the transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” Published in December 2014. The amendment clarifies the application of the consolidation exception for investment entities and its subsidiaries. Amendment to IFRS 10 clarifies the consolidation exception available to group structure entities that include investment entities. Amendment to IAS 28 allows an option of accounting policy in the application of the equity method to a non-investment entity that participates in an associate of joint venture of an investment entity. The entity may choose to keep the fair value measurement applied by the associate or joint venture that is an investment entity, or instead, consolidate with the investment entity (associate or joint venture).

01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements” Published in December 2014. The amendment clarifies the guidance on the application of IAS 1 on materialness, aggregation, presentation of sub-totals, financial statements structure and disclosure of accounting policies. The amendments are part of IASB’s Disclosure Initiatives.

01/01/2016

IFRS 7 “Financial instruments: disclosures.” There are two amendments to IFRS 7: (1) Servicing contracts: if an entity transfers a financial asset to a third party under conditions that will allow the transferee to write off the asset, IFRS 7 requires to disclose all continuing involvement that the entity may have in the transferred assets.

01/01/2016

IFRS 7 gives guidance on the meaning of continuing involvement in this context.  The amendment is prospective with an option of a retroactive application. This also affects IFRS 1 in order to grant the same option to first-time users of IFRS. (2)Interim financial statements: the amendment clarifies that the additional disclosures required by the amendments to IFRS 7, “Compensation of financial assets and financial liabilities” are not specifically required for the interim periods, unless required by IAS 34.  The amendment is retroactive.

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

01/01/2016

Management is analyzing the potential impact on the Company’s consolidated financial statements of the adoption of the previously mentioned new standards, amendments and interpretations, especially IFRS 9 Financial Instruments, IFRS 15 Revenues form customer contracts and IFRS 16 Leases.

NOTE 3 — BUSINESS COMBINATIONS

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

Estimated fair value of the net assets acquired of Companhia de Bebidas Ipiranga is as follows:

ThCh$
Total current assets acquired, including cash in the amount of ThCh$8,963,612	14,117,173
Trade accounts receivable	11,462,843
Inventories	6,930,932
Property, plant and equipment	68,575,023
Deferred tax assets	85,404,849
Other non-current assets	6,702,764
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	228,359,641
Total assets	421,553,225
Indebtedness	(30,392,168)
Suppliers	(12,471,093)
Contingencies (refer to note 22.1)	(70,902,559)
Deferred taxes	(91,830,873)
Other liabilities	(9,966,908)
Total liabilities	(215,563,601)
Net asset acquired	205,989,624
Goodwill	55,255,194
Total value transferred (purchase price)	261,244,818

The fair value of distribution rights and property, plant and equipment, was calculated by the Company, using valuation models such as discounted cash flows. Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through synergies related to the available production capacity.  Goodwill has been assigned to the Company’s cash generating unit in Brazil for an amount of ThCh$55,255,194 and it is expected that goodwill may be tax deductible for tax income purposes.

During 2014, and using the guidelines in IFRS 3 “Business Combinations” that allows to adjust values assigned to an acquisition resulting from knowledge of new information not available at the time of initial recognition, there has been a decrease in the value for the provisions for the contingencies from Sociedad Brasilera Compañía de Bebidas Ipiranga for lawsuits that already existed at the date of acquisition for an amount of ThCh$442,977, a value of ThCh$292,365 net of taxes was assigned to the goodwill of that acquisition.

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

Expenses associated with the Corporate Office were allocated to the operation in Chile since Chile is the country that manages and pays for corporate expenses, which also are substantially incurred independently from the existence of foreign susbsidiaries.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2015	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	375,993,430	523,460,939	417,508,814	105,709,646	(281,091)	1,422,391,738
Other beverages	138,739,166	93,409,514	189,538,968	24,329,754	—	446,017,402
Packaging	—	10,387,685	—	—	(1,402,569)	8,985,116
Net sales	514,732,596	627,258,138	607,047,782	130,039,400	(1,683,660)	1,877,394,256
Cost of sales	(309,387,177)	(351,139,902)	(369,212,113)	(78,650,614)	1,683,660	(1,106,706,146)
Distribution expenses	(51,642,087)	(97,485,454)	(46,571,390)	(6,791,861)	—	(202,490,792)
Administrative expenses	(105,959,018)	(115,611,438)	(109,802,964)	(21,227,426)	—	(352,600,846)
Finance income	1,859,795	1,669,559	6,239,526	349,495	—	10,118,375
Finance expense	(16,699,299)	(3,916,370)	(35,021,529)	(32,019)	—	(55,669,217)
Interest expense, net	(14,839,504)	(2,246,811)	(28,782,003)	317,476	—	(45,550,842)
Share of the entity in income of associates accounted for using the equity method, total	777,620	—	(3,105,449)	—	—	(2,327,829)
Income tax expense	(14,949,823)	(16,740,817)	(6,887,666)	(3,064,256)	—	(41,642,562)
Other income (loss)	(15,363,727)	(9,902,996)	(10,809,496)	(1,901,094)	—	(37,977,313)
Net income of the segment reported	3,368,880	34,130,720	31,876,701	18,721,625	—	88,097,926

Depreciation and amortization	40,083,270	21,171,806	26,572,048	12,805,208	—	100,632,332

Current assets	256,380,151	111,228,338	145,809,121	33,992,246	—	547,409,856
Non current assets	668,605,326	102,027,611	631,923,188	259,395,043	—	1,661,951,168
Segment assets, total	924,985,477	213,255,949	777,732,309	293,387,289	—	2,209,361,024

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,793,784	—	36,396,762	—	—	54,190,546
Capital expenditures and other	50,042,740	30,056,170	25,745,746	7,469,941	—	113,314,597

Current liabilities	81,766,688	113,185,338	164,173,404	21,448,780	—	380,574,210
Non-current liabilities	571,635,493	6,708,979	381,506,922	17,401,120	—	977,252,514
Segment liabilities, total	653,402,181	119,894,317	545,680,326	38,849,900	—	1,357,826,724

Cash flows provided by in Operating Activities	105,897,100	83,290,552	66,272,643	9,448,935	—	264,909,230
Cash flows used in Investing Activities	(40,431,754)	(28,732,653)	(29,150,493)	(4,816,170)	—	(103,131,070)
Cash flows provided by (used in) Financing Activities	(50,804,304)	(15,529,951)	(31,576,973)	(649,149)	—	(98,560,377)

For the period ended December 31, 2014	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	363,123,062	391,798,772	490,931,489	106,579,478	(190,520)	1,352,242,281
Other beverages	128,948,478	61,533,214	224,796,810	22,916,498	—	438,195,000
Packaging	—	7,670,802	—	—	(908,206)	6,762,596
Net sales	492,071,540	461,002,788	715,728,299	129,495,976	(1,098,726)	1,797,199,877
Cost of sales	(296,893,869)	(265,287,659)	(440,654,978)	(79,505,628)	1,098,726	(1,081,243,408)
Distribution expenses	(50,807,225)	(74,059,744)	(55,131,215)	(7,044,659)	—	(187,042,843)
Administrative expenses	(101,676,504)	(87,897,233)	(130,689,621)	(21,877,574)	—	(342,140,932)
Finance income	3,453,892	240,844	4,680,739	280,148	—	8,655,623
Finance expense	(16,939,606)	(8,416,222)	(39,454,670)	(270,933)	—	(65,081,431)
Interest expense, net	(13,485,714)	(8,175,378)	(34,773,931)	9,215	—	(56,425,808)
Share of the entity in income of associates accounted for using the equity method, total	(212,439)	—	1,403,408	—	—	1,190,969
Income tax expense	(28,215,677)	(5,904,815)	(8,959,990)	(2,273,953)	—	(45,354,435)
Other income (loss)	(21,101,524)	(5,814,509)	(6,900,864)	(332,431)	—	(34,149,328)
Net income of the segment reported	(20,321,412)	13,863,450	40,021,108	18,470,946	—	52,034,092

Depreciation and amortization	38,707,146	18,372,306	32,702,078	13,185,395	—	102,966,925

Current assets	252,116,763	100,705,367	165,690,695	35,223,376	—	553,736,201
Non current assets	640,425,454	126,044,044	664,110,834	284,856,758	—	1,715,437,090
Segment assets, total	892,542,217	226,749,411	829,801,529	320,080,134	—	2,269,173,291

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,684,657	—	48,365,556	—	—	66,050,213
Capital expenditures and other	45,109,547	25,724,227	30,280,491	13,102,590	—	114,216,855

Current liabilities	86,641,700	125,942,946	172,228,688	25,399,093	—	410,212,427
Non-current liabilities	527,235,725	15,151,169	379,280,707	18,295,530	—	939,963,131
Segment liabilities, total	613,877,425	141,094,115	551,509,395	43,694,623	—	1,350,175,558

Cash flows provided by in Operating Activities	84,409,260	31,798,589	76,107,895	23,198,687	—	215,514,431
Cash flows used in Investing Activities	(100,090,488)	(25,297,402)	(25,663,739)	(15,724,107)	—	(166,775,736)
Cash flows provided by (used in) Financing Activities	(2,382,266)	(11,603,894)	(31,087,316)	(1,846,765)	—	(46,920,241)

For the period ended December 31, 2013	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	357,175,049	389,768,200	359,500,578	94,313,713	(1,137,508)	1,199,620,032
Other beverages	120,742,893	45,345,896	132,360,694	17,939,818	—	316,389,301
Packaging	—	6,115,002	—	—	(443,000)	5,672,002
Net sales	477,917,942	441,229,098	491,861,272	112,253,531	(1,580,508)	1,521,681,335
Cost of sales	(283,987,524)	(250,550,829)	(308,359,706)	(73,500,197)	1,580,508	(914,817,748)
Distribution expenses	(46,133,420)	(70,901,210)	(39,999,942)	(5,988,113)	—	(163,022,685)
Administrative expenses	(94,360,894)	(80,644,714)	(80,841,396)	(16,709,434)	—	(272,556,438)
Finance income	1,751,973	48,638	3,035,143	137,558	—	4,973,312
Finance expense	(16,619,213)	(5,407,881)	(6,524,560)	(392,369)	—	(28,944,023)
Interest expense, net	(14,867,240)	(5,359,243)	(3,489,417)	(254,811)	—	(23,970,711)
Share of the entity in income of associates accounted for using the equity method, total	724,629	—	58,789	—	—	783,418
Income tax expense	(15,339,760)	(7,743,806)	1,853,334	(1,736,032)	—	(22,966,264)
Other income (loss)	(13,023,761)	(8,434,348)	(12,573,197)	(832,377)	—	(34,863,683)
Net income of the segment reported	10,929,972	17,594,948	48,509,737	13,232,567	—	90,267,224

Depreciation and amortization	35,967,369	17,282,433	19,611,566	10,475,516	—	83,336,884

Current assets	205,826,948	89,031,091	141,763,935	23,962,112	—	460,584,086
Non current assets	632,472,652	129,560,418	609,181,470	251,162,684	—	1,622,377,224
Segment assets, total	838,299,600	218,591,509	750,945,405	275,124,796	—	2,082,961,310
Carrying amount in associates and joint ventures accounted for using the equity method, total	17,881,972	—	50,791,427	—	—	68,673,399
Capital expenditures and other	57,545,219	52,271,592	317,965,173	17,160,220	—	444,942,204
Current liabilities	151,808,516	117,167,718	108,646,120	24,521,785	—	402,144,139
Non-current liabilities	382,039,567	16,215,376	383,329,737	17,799,903	—	799,384,583
Segment liabilities, total	533,848,083	133,383,094	491,975,857	42,321,688	—	1,201,528,722

Cash flows provided by in Operating Activities	78,994,275	35,501,051	37,067,316	20,522,083	—	172,084,725
Cash flows used in Investing Activities	(76,510,197)	(51,754,052)	(302,125,052)	(17,160,220)	—	(447,549,521)
Cash flows provided by (used in) Financing Activities	282,137,848	19,569,666	7,924,748	(6,526,406)	—	303,105,856

NOTE 5 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2015 and 2014:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
By item
Cash	633,010	595,442
Bank balances	28,208,845	13,931,375
Time deposits	11,621,566	13,159,563
Mutual funds	88,697,518	51,828,054
Total cash and cash equivalents	129,160,939	79,514,434

	ThCh$	ThCh$
By currency
Dollar	13,598,302	5,747,745
Euro	1,859	15
Argentine Peso	27,168,042	1,317,489
Chilean Peso	35,545,272	17,708,037
Paraguayan Guaraní	9,631,669	9,385,359
Brazilian Real	43,215,795	45,355,789
Total cash and cash equivalents	129,160,939	79,514,434

5.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at December 31, 2015 and 2014:

Placement	Institution	Currency	Principal	Annual rate	12.31.2015
			ThCh$	%	ThCh$
11-11-2015	Banco HSBC	Chilean pesos	6,900,000	0.37%	6,941,975
12-31-2015	Banco Regional S.A.E.C.A.	Paraguayan guaraníes	2,952,717	4.00%	2,952,717
12-31-2015	Banco Galicia	US$Dollars	1,420,320	2.80%	1,420,425
12-03-2015	Banco Santander Rio	Argentinean pesos	136,150	25.75%	138,852
12-14-2015	Banco Santander Rio	Argentinean pesos	92,582	26.32%	93,748
12-11-2015	Banco Industrial	Argentinean pesos	70,798	27.00%	71,865
12-09-2015	Banco Galicia	Argentinean pesos	1,943	0.37%	1,984
Total					11,621,566

Placement	Institution	Currency	Principal	Annual rate	12.31.2014
			ThCh$	%	ThCh$
11-28-2014	Banco de Chile	Chilean pesos	3,800,000	3.60	3,810,980
11-28-2014	Banco Santander	Chilean pesos	2,500,000	3.72	2,508,525
12-31-2014	Banco Regional S.A.E.C.A.	Paraguayan guaranies	4,218,542	4.00	4,218,542
12-19-2014	Banco Citibank NA	Paraguayan guaranies	1,310,758	4.75	1,310,758
12-19-2014	Banco Itaú Paraguay S.A.	Paraguayan guaranies	1,310,758	4.50	1,310,758
Total					13,159,563

5.2             Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2015	12.31.2014
	ThCh$	ThCh$
Mutual Fund Corporativo Banchile — Chile	15,629,654	7,006,132
Mutual Fund Santander — Brasil	11,457,193	—
Mutual Fund Soberano Banco Itaú — Brasil	17,719,483	41,354,014
Fund Fima Ahorro Plus C	12,561,861	—
Fund Fima Ahorro Pesos C	12,572,400	—
Mutual Fund Bradesco — Brasil	10,686,106	—
Western Assets Institutional Cash Reserves — USA	7,454,378	3,313,647
Mutual Fund Wells Fargo — USA	180,549	154,261
Fund Fima Premium B	435,894	—
Total mutual funds	88,697,518	51,828,054

NOTE 6 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2015 and 2014, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion 2015

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
05-15-2015	02-11-2016	Banco BTG Pactual— Chile	Unidad de fomento	4,000,000	1.15%	4,159,405
05-15-2015	02-11-2016	Banco Itaú — Chile	Unidad de fomento	3,500,000	0.94%	3,634,643
05-15-2015	02-11-2016	Banco de Chile — Chile	Unidad de fomento	3,500,000	0.85%	3,632,554
06-03-2015	01-15-2016	Banco Itaú — Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	01-15-2016	Banco Santander — Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	05-27-2016	Banco Santander — Chile	Unidad de fomento	5,000,000	1.00%	5,172,585
06-03-2015	05-09-2016	Banco de Chile — Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
06-03-2015	05-09-2016	Banco de Chile — Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
09-01-2015	05-09-2016	Banco Santander — Chile	Unidad de fomento	3,000,000	0.01%	3,051,493
09-01-2015	08-09-2016	Banco Santander— Chile	Unidad de fomento	4,000,000	0.26%	4,072,077
09-01-2015	08-09-2016	Banco Santander— Chile	Unidad de fomento	6,000,000	0.26%	6,108,115
09-30-2015	08-31-2016	Banco BTG Pactual— Chile	Unidad de fomento	2,000,000	0.65%	2,025,626
11-11-2015	09-09-2016	Banco de Chile — Chile	Unidad de fomento	2,750,000	1.61%	2,766,439
11-11-2015	10-07-2016	Banco Itaú — Chile	Unidad de fomento	5,500,000	1.83%	5,534,564
06-03-2015	08-09-2016	Banco BTG Pactual— Chile	Unidad de fomento	4,350,000	1.30%	4,508,016
06-22-2015	08-09-2016	Banco Santander — Chile	Unidad de fomento	3,000,000	1.06%	3,096,637
06-30-2015	08-09-2016	Banco Santander — Chile	Unidad de fomento	2,800,000	1.02%	2,887,391
07-20-2015	08-09-2016	Banco Estado — Chile	Unidad de fomento	3,400,000	0.36%	3,485,387
09-30-2015	10-07-2016	Banco BTG Pactual— Chile	Unidad de fomento	3,700,000	0.89%	3,749,703
09-30-2015	10-07-2016	Banco Santander — Chile	Unidad de fomento	3,700,000	0.85%	3,749,320
Subtotal						87,491,453

12.31.2015
ThCh$
Bonds
Bonds Provincia Buenos Aires - Argentina	478
Total other current financial assets	87,491,931

b)             Non-current portion 2015

Time Deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
03-16-2015	03-16-2017	Banco Votoratim	$R	15,358	8.82%	17,221
Sub Total						17,221

		12.31.2015
		ThCh$
Derivative futures contracts
Derivative futures contracts (see note Note 21)		181,474,306
Total other non-current financial assets	Total	181,491,527

c)              Current portion 2014

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2014
				ThCh$	%	ThCh$
08-14-2014	02-13-2015	Banco Santander — Chile	Unidad de fomento	4,500,000	1.65%	4,632,134
08-14-2014	02-13-2015	Banco de Chile — Chile	Unidad de fomento	4,500,000	1.25%	4,625,025
08-14-2014	02-13-2015	Banco Estado — Chile	Unidad de fomento	4,500,000	1.15%	4,623,248
08-19-2014	02-13-2015	Banco Santander — Chile	Unidad de fomento	5,480,000	1.45%	5,633,637
08-29-2014	08-31-2015	Banco Itaú — Chile	Unidad de fomento	6,000,000	0.60%	6,143,820
08-29-2014	08-31-2015	Banco Santander — Chile	Unidad de fomento	6,000,000	0.70%	6,145,932
09-26-2014	05-13-2015	Banco Santander — Chile	Unidad de fomento	8,950,000	0.15%	9,127,301
09-26-2014	09-30-2015	Banco HSBC — Chile	Unidad de fomento	8,950,000	0.54%	9,136,789
10-07-2014	09-24-2015	Banco de Chile — Chile	Unidad de fomento	4,650,000	0.35%	4,738,930
11-06-2014	08-13-2015	Banco de Chile — Chile	Unidad de fomento	4,000,000	1.60%	4,053,000
11-06-2014	11-12-2015	Banco Santander — Chile	Unidad de fomento	4,000,000	1.58%	4,052,877
11-06-2014	08-13-2015	Banco Itaú — Chile	Unidad de fomento	4,000,000	1.47%	4,052,197
12-10-2014	08-13-2015	Banco Santander — Chile	Unidad de fomento	6,580,000	3.28%	6,592,590
12-10-2014	05-13-2015	Banco Itaú — Chile	Unidad de fomento	3,290,000	3.87%	3,297,427
12-12-2014	08-13-2015	Banco Itaú — Chile	Unidad de fomento	400,000	3.50%	400,739
12-19-2014	08-26-2015	Banco Santander — Chile	Unidad de fomento	4,100,000	3.86%	4,105,275
12-19-2014	08-26-2015	Banco Santander — Chile	Unidad de fomento	3,500,000	3.59%	3,504,188
12-26-2014	10-27-2015	Banco Santander — Chile	Unidad de fomento	2,000,000	2.75%	2,000,764
12-29-2014	10-27-2015	Banco Santander — Chile	Unidad de fomento	4,750,000	2.81%	4,750,742
12-30-2014	10-27-2015	Banco de Chile — Chile	Unidad de fomento	3,500,000	2.55%	3,500,248
11-28-2014	03-02-2015	Banco Citibank NA — Paraguay	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-28-2014	03-02-2015	Banco BBVA Paraguay S.A.	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-03-2014	01-02-2015	Banco Galicia — Argentina	Argentine pesos (1)	366,130	20.75%	366,130
11-05-2014	01-05-2015	Banco HSBC — Argentina	Argentine pesos (1)	148,668	20.00%	148,668
11-07-2014	01-06-2015	Banco Galicia — Argentina	Argentine pesos (1)	365,348	20.75%	365,348
11-17-2014	01-16-2015	Banco Industrial — Argentina	Argentine pesos (1)	291,128	22.00%	291,128
12-17-2014	02-18-2015	Banco Industrial — Argentina	Argentine pesos (1)	152,652	21.00%	152,652
11-21-2014	01-20-2015	Banco Galicia — Argentina	Argentine pesos (1)	304,783	20.75%	304,783
12-09-2014	02-09-2015	Banco Santander Río — Argentina	Argentine pesos (1)	349,255	20.90%	349,255
12-16-2014	02-18-2015	Banco Industrial — Argentina	Argentine pesos (1)	370,189	21.00%	370,189
12-19-2014	02-18-2015	Banco Santander Río — Argentina	Argentine pesos (1)	383,087	20.90%	383,087
12-22-2014	02-20-2015	Banco ICB — Argentina	Argentine pesos (1)	160,501	20.00%	160,501
12-29-2014	02-27-2015	Banco Santander Río — Argentina	Argentine pesos (1)	211,092	20.90%	211,092
Subtotal						100,841,212

(1)         Corresponds to time deposits entered into in order to guaranty derivative operations in Argentina

12.31.2014
ThCh$
Mutual funds
Banco Crédito e Inversiones - Chile	23,514
Western Assets Institutional Cash Reserves - USA	1,107,579
1,131,093
Bonds
Bonds Provincia Buenos Aires - Argentina	3,584

Guarantee Funds
Guarantee funds for derivative operations Rofex-Argentina (1)	1,729,820

Derivative futures contracts
Derivative futures contracts (see note Note 21)	2,871,333

Total other current financial assets	106,577,042

(1)         Corresponds to funds that should remain restricted according to the partial results from derivative operations in Argentina.

d)             Non-current portion 2014

12.31.2014
ThCh$
Time Deposits
Banco Votorantim	19,533
19,533

Derivative futures contracts
Derivative futures contracts (see note Note 21)	51,007,240
Total other non-current financial assets	51,026,773

NOTE 7 —  CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 7.1   Other current non-financial assets

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Prepaid expenses	7,311,951	6,231,687
Fiscal credits	468,574	1,466,228
Guarantee deposit (Argentine)	47,023	9,924
Other current assets	858,608	79,342
Total	8,686,156	7,787,181

Note 7.2   Other non-current, non-financial assets

Description	12,31,2015	12,31,2014
	ThCh$	ThCh$
Judicial deposits (see note 22.2)	11,127,988	22,717,093
Prepaid expenses	3,408,763	5,624,838
Fiscal credits	3,060,733	4,409,561
Others	692,417	305,288
Total	18,289,901	33,056,780

NOTE 8 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2015			12.31.2014
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	147,949,551	(4,276,100)	143,673,451	164,026,718	(7,028,207)	156,998,511
Other current debtors	24,881,812	(939,201)	23,942,611	30,963,659	—	30,963,659
Current commercial debtors	172,831,363	(5,215,301)	167,616,062	194,990,377	(7,028,207)	187,962,170
Prepayments suppliers	6,777,567	—	6,777,567	6,017,624	—	6,017,624
Other current accounts receivable	2,042,131	(49,924)	1,992,207	4,189,001	(58,371)	4,130,630
Commercial debtors and other current accounts receivable	181,651,061	(5,265,225)	176,385,836	205,197,002	(7,086,578)	198,110,424

Non-current accounts receivable
Trade debtors	95,413	—	95,413	100,105	—	100,105
Other non-current debtors	5,836,586	—	5,836,586	6,997,704	—	6,997,704
Non-current accounts receivable	5,931,999	—	5,931,999	7,097,809	—	7,097,809
Trade and other receivable	187,583,060	(5,265,225)	182,317,835	212,294,811	(7,086,578)	205,208,233

Aging of debtor portfolio	Number of clients	12.31.2015	Number of clients	12.31.2014
		ThCh$		ThCh$
Up to date non-securitized portfolio	7,433	61,153,091	25,834	59,916,856
1 and 30 days	66,511	82,344,857	63,235	92,184,412
31 and 60 days	705	1,760,954	583	1,309,832
61 and 90 days	344	675,559	396	420,965
91 and 120 days	316	147,289	334	481,396
121 and 150 days	233	180,617	210	353,768
151 and 180 days	194	172,041	197	207,522
181 and 210 days	476	297,653	306	568,956
211 and 250 days	241	91,308	199	548,469
More than 250 days	1,522	1,221,595	1,248	8,134,647
Total	77,975	148,044,964	92,542	164,126,823

	12.31.2015	12.31.2014
	ThCh$	ThCh$
Current comercial debtors	147,949,551	164,026,718
Non-current comercial debtors	95,413	100,105
Total	148,044,964	164,126,823

The movement in the allowance for doubtful accounts between January 1 and December 31, 2015 and 2014, are presented below:

	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$
Opening balance	7,086,578	2,678,879	1,486,749
Bad debt expense	5,762,634	4,459,276	2,519,653
Provision application	(6,992,793)	(35,827)	(1,278,400)
Change due to foreign exchange differences	(591,194)	(15,750)	(49,123)
Movement	(1,821,353)	4,407,699	1,192,130
Ending balance	5,265,225	7,086,578	2,678,879

NOTE 9 —  INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2015	12.31.2014
	ThCh$	ThCh$
Raw materials	80,466,928	74,691,675
Finished goods	26,378,890	47,894,403
Spare parts and supplies	26,082,728	26,213,284
Work in progress	761,923	289,740
Other inventories	1,438,231	3,039,477
Obsolescence provision (1)	(1,795,447)	(2,400,961)
Total	133,333,253	149,727,618

The cost of inventory recognized as cost of sales is ThCh$ 1,106,706,146, ThCh$ 1,081,243,408  and ThCh$ 914,817,748 at December 31, 2015, 2014 and 2013, respectively.

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

NOTE 10 —  CURRENT AND DEFERRED INCOME TAXE

10.1                                Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 which amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which should be subsequently ratified by a future Shareholders Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

•                  Regarding the amendments to deferred taxes resulting from rate changes to be applied during the reversal period of differences between the bases of valuation of assets and liabilities by deferred taxes, were recognized on December 31, 2014, according to IAS 12 with a charge to net income, amounting to ThCh$23,615,151.

10.2                                Current tax assets

Current tax assets correspond to the following items:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Monthly provisional payments	7,506,564	5,727,642
Tax credits (1)	234,677	297,407
Total	7,741,241	6,025,049

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

10.3                                Current tax liabilities

Current tax payables correspond to the following items

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Income tax expense	7,494,832	2,931,206
Total	7,494,832	2,931,206

10.4                                Income tax expense

The current and deferred income tax expenses for the years ended December 31, 2015, 2014 and 2013 are detailed as follows:

Item	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$
Current income tax expense	33,322,550	16,313,855	31,237,950
Adjustment to current income tax from the previous fiscal year	(117,316)	(547,549)	1,051,182
Withholding tax expense foreign subsidiaries	7,027,661	4,848,794	1,032,620
Property tax expense	1,212,398	784,742	668,111
Other tax expense (income)	—	(220,675)	(12,281)
Current income tax expense	41,445,293	21,179,167	33,977,582
Income (expense) for the creation and reversal of current tax difference	197,269	840,269	(11,011,318)
Tax reform	—	23,334,999	—
Expense (income) for deferred taxes	197,269	24,175,268	(11,011,318)
Total income tax expense	41,642,562	45,354,435	22,966,264

10.5                                Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below

	12.31.2015		12.31.2014
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	1,811,306	46,043,942	1,825,735	50,035,641
Obsolescence provision	1,722,802	—	1,789,886	—
Employee benefits	3,327,490	—	3,092,399	—
Post-employment benefits	102,742	1,207,337	82,299	798,459
Tax loss carried-forwards (1)	10,313,066	—	12,301,624	—
Tax Goodwill Brazil	34,538,542	—	51,257,770	—
Contingency provision	29,778,445	—	29,553,200	—
Foreign exchange differences (2)	—	9,600,022	—	2,612,804
Allowance for doubtful accounts	437,113	—	977,330	—
Coca-Cola incentives (Argentina)	1,882,260	—	1,892,625	—
Assets and liabilities for placement of bonds	—	806,980	—	809,091
Lease liabilities	2,021,092	—	2,233,827	—
Inventories	2,512,725	—	1,285,918	—
Distribution rights	—	161,331,490	—	178,308,862
Others	637,737	297,250	454,312	308,215
Subtotal	89,085,320	219,287,021	106,746,925	232,873,072
Total liabilities net	—	130,201,701	—	126,126,147

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A., for ThCh$ 9,960,263 and other smaller subsidiaries in Chile for ThCh$ 352,803. In Chile tax losses have no expiration date.

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency that are taxed differently to their accrual.

10.6                                Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$

Opening Balance	126,126,147	105,537,484	111,414,626
Increase due to merger			6,938,385
Increase (decrease) in deferred tax	9,474,186	(4,931,757)	(12,592,600)
Increase resulting from Tax Reform rates	—	23,334,999	—
Increase (decrease) due to foreign currency translation	(5,398,632)	2,185,421	(222,927)
Movements	4,075,554	20,588,663	(5,877,142)
Ending balance	130,201,701	126,126,147	105,537,484

10.7                                Distribution of domestic and foreign tax expense

For the years ended December 31, 2015, 2014 and 2013, domestic and foreign tax expense are detailed as follows:

Income tax	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh
Current income taxes
Foreign	(36,438,137)	(15,058,221)	(18,135,554)
Domestic	(5,007,156)	(6,120,946)	(15,842,028)
Current income tax expense	(41,445,293)	(21,179,167)	(33,977,582)

Deferred income taxes
Foreign	9,745,398	(2,080,538)	10,509,053
Domestic	(9,942,667)	(22,094,730)	502,265
Deferred income tax expense	(197,269)	(24,175,268)	11,011,318
Income tax expense	(41,642,562)	(45,354,435)	(22,966,264)

10.8                                Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2015	12.31.2014
	ThCh$	ThCh$
Net income before taxes	129,740,488	97,388,527
Tax expense at legal rate ( 22,5%)	(29,191,610)	—
Tax expense at legal rate ( 21,0%)	—	(20,451,591)
Effect of a different tax rate in other jurisdictions	(8,161,392)	(6,916,744)

Permanent differences:
Non-taxable revenues	11,778,290	16,703,891
Non-deductible expenses	(7,945,107)	(7,336,011)
Tax reform (Chile)	—	(23,334,999)
Adjustement to current income tax from the previous fiscal year	117,316	(254,185)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(8,240,059)	(3,764,796)
Adjustments to tax expense	(4,289,560)	(17,986,100)

Tax expense at effective rate	(41,642,562)	(45,354,435)
Effective rate	32,1%	46,6%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2015	2014
Chile	22,5%	21%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 11 —  PROPERTY, PLANT AND EQUIPMENT

11.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Construction in progress	34,625,004	25,522,059	—	—	34,625,004	25,522,059
Land	86,898,529	76,957,848	—	—	86,898,529	76,957,848
Buildings	209,625,725	223,273,615	(50,150,795)	(51,215,168)	159,474,930	172,058,447
Plant and equipment	432,853,976	489,218,564	(229,474,042)	(235,979,731)	203,379,934	253,238,833
Information technology	17,189,199	17,527,911	(12,868,543)	(12,706,055)	4,320,656	4,821,856
Fixed facilities and accessories	32.882.106	34,015,967	(10,575,347)	(8,960,420)	22,306,759	25,055,547
Vehicles	33,857,560	36,966,300	(15,750,855)	(20,796,517)	18,106,705	16,169,783
Leasehold improvements	650,815	786,269	(375,870)	(340,149)	274,945	446,120
Other property, plant and equipment (1)	376.360.341	404,317,216	(265,217,931)	(265,512,424)	111,142,410	138,804,792
Total	1,224,943,255	1,308,585,749	(584,413,383)	(595,510,464)	640,529,872	713,075,285

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at December 31, 2015 and 2014 is detailed as follows:

Other property, plant and equipment	12.31.2015	12.31.2014
	ThCh$	ThCh$

Bottles	67,110,520	62,769,011
Marketing and promotional assets	38,061,595	66,444,241
Other property, plant and equipment	5,970,295	9,591,540
Total	111,142,410	138,804,792

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	: Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.
Paraguay	: Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

11.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2015 and 2014:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2015	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285
Additions	59,639,751	17,987,524	104,132	9,184,539	285,838	—	105,804	—	23,668,047	110,975,635
Disposals	—	—	(16,277)	(228,309)	(245)	—	(4,917)	—	(84,020)	(333,768)
Transfers between items of property, plant and equipment	(46,527,488)	—	10,132,100	9,853,256	1,583,502	1,371,016	8,868,154	5,993	14,713,467	—
Depreciation expense	—	—	(5,069,161)	(35,294,090)	(1,879,341)	(2,512,958)	(3,967,423)	(87,523)	(49,139,913)	(97,950,409)
Increase (decrease) due to foreign currency translation differences	(4,009,318)	(8,046,843)	(17,496,868)	(29,405,268)	(469,797)	(1,606,846)	(2,918,202)	(89,645)	(16,283,975)	(80,326,762)
Other increase (decrease)	—	—	(237,443)	(3,969,027)	(21,157)	—	(146,494)	—	(535,988)	(4,910,109)
Total movements	9,102,945	9,940,681	(12,583,517)	(49,858,899)	(501,200)	(2,748,788)	1,936,922	(171,175)	(27,662,382)	(72,545,413)
Ending balance at December 31, 2015	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2014	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808
Additions	61,749,644	—	2,689,039	46,090,966	403,941	196,726	921,557	—	13,661,737	125,713,610
Disposals	(16,668)	(109,252)	(22,864)	(3,017,160)	(1,296)	(1,940)	(51,126)	—	(1,299,940)	(4,520,246)
Transfers between items of property, plant and equipment	(71,807,784)	—	22,189,920	13,217,587	920,853	(5,762,142)	4,710,288	—	36,531,278	—
Depreciation expense	—	—	(5,510,350)	(37,943,247)	(2,020,178)	(1,818,210)	(4,661,508)	(132,184)	(47,832,641)	(99,918,318)
Increase (decrease) due to foreign currency translation differences	(912,128)	1,004,086	568,887	(1,733,312)	54,839	(766,851)	206,760	11,208	9,964,653	8,398,142
Other increase (decrease)	(35,807)	(76)	327,203	(4,097,095)	(120,488)	—	(78,052)	55	(5,543,451)	(9,547,711)
Total movements	(11,022,743)	894,758	20,241,835	12,517,739	(762,329)	(8,152,417)	1,047,919	(120,921)	5,481,636	20,125,477
Ending balance at December 31, 2014	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2013	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	99,023,742	13,048,106	5,123,731	16,777,829	469,280	479,487	1,097,294	7,535	43,207,810	179,234,814
Disposals	—	(733,044)	(230,659)	(2,198,991)	(213)	(700,111)	—	—	(2,030,783)	(5,893,801)
Transfers between items of property, plant and equipment	(120,904,100)	(182,817)	16,005,001	61,071,686	1,666,511	10,979,455	6,629,711	639,213	24,095,340	—
Transfer to investment property	—	—	—	(1,565,232)	—	—	—	—	—	(1,565,232)
Additions from business combinations (1)	18,282	9,124,967	13,469,878	25,832,574	551,976	—	2,027,699	—	7,692,513	58,717,889
Depreciation expense	—	—	(3,912,718)	(28,448,397)	(1,694,902)	(2,346,228)	(2,153,714)	(89,976)	(42,943,717)	(81,589,652)
Increase (decrease) due to foreign currency translation differences	(3,319,254)	(1,389,534)	(8,451,502)	(5,130,748)	(150,635)	2,412,608	(313,103)	847	(3,345,472)	(19,686,793)
Other increase (decrease)	(9,578)	(939,303)	(1,966,518)	(1,796,976)	(1,058,055)	(2,455,839)	(1,720)	—	(4,590,153)	(12,818,142)
Total movements	(25,190,908)	18,928,375	20,037,213	64,541,745	(216,038)	8,369,372	7,286,167	557,619	22,085,538	116,399,083
Ending balance at December 31, 2013	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808

(1)         Corresponds to balances incorporated as of October 11, 2013, resulting from the acquisition of  Companhia de Bebidas Ipiranga, pursuant to the description in Note 3b).

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of  December 31, 2015 and  2014 are detailed as follows:

12.1                                Accounts receivable:

12.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2015	12.31.2014
					ThCh$	ThCh$

96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	4,417,016	5,629,383
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	177,329	359,933
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	14,873	4,847
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	1,282	290
		Total			4,610,500	5,994,453

12.1.2                      Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2015	12.31.2014
					ThCh$	ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	14,732	24,752

		Total			14,732	24,752

12.2                                Accounts payable:

12.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2015	12.31.2014
					ThCh$	ThCh$

Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian real	13,394,625	13,482,012
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	12,765,952	14,076,916
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	7,614,888	10,356,646
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	6,824,553	5,831,334
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	5,534,367	6,281,874
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollars	2,194,644	5,354,145
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	323,798	583,862

		Total			48,652,827	55,966,789

12.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2015
						ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	131,381,786
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,510,007
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,065,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,938,754
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	38,203,461
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	1,946,094
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42,147,579
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,888,054
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	106,510,167
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,953,118
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	16,963,602
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	145,188,901
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	20,555,307
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,662,803
Foreign	Coca-Cola Perú	Related to director	Perú	Sale of finished products	Chilean pesos	3,399,427
Foreign	Sorocaba Refrescos S. A.	Related to Shareholder	Brazil	Purchase of concentrates and advertising participation	Brazilian real	2,986,650

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2014
						ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	132,201,085
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,112,331
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,143,674
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	5,494,143
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	35,394,840
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,210,686
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	12,526,172
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,369,911
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	101,724,406
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,598,422
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	35,118,038
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	112,809,593
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	15,624,972
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,718,878
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and advertising participation	Chilean pesos	986,989
Foreign	Sorocaba Refrescos S. A.	Associate	Brazil	Purchase of products	Brazilian real	537,948

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2013
						ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	110,774,146
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	5,429,796
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,646,654
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	5,571,189
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	33,459,965
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	3,373,064
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean peso	2,822,034
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean peso	145,773
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	28,698,682
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,383,113
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Purchase of concentrates	Brazilian real	97,171,997
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Reimbursement and other purchases	Brazilian real	630,511
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Advertising participation payment	Brazilian real	14,788,823
Foreign	Sorocaba Refrescos S. A.	Associate	Brasil	Purchase of products	Brazilian real	2,788,906
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brasil	Purchase of products	Brazilian real	31,991,055
Foreign	Sistema de Alimentos e Bebidas do Brasil Ltda.	Associate	Brasil	Purchase of products	Brazilian real	24,283,921
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	95,897,878
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,321,031
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	8,534,260
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,406,642
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and marketing expenses recovery	Chilean peso	1,426,307
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	883,534
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	54,441,000
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	54,953,000

12.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	6,412,238	5,296,344	4,965,149
Director allowances	1,512,000	1,512,000	1,512,000
Contract termination benefits	192,920	327,000	—
Accrued benefits during the last five years and paid during the period	257,683	1,030,990	196,819
Total	8,374,841	8,166,334	6,673,968

NOTE 13 —  CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Composition of employee benefits is the following:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Accrued vacations	18,025,589	17,363,565
Employee remuneration payable	13,765,170	10,383,180
Indemnities for years of service	8,230,030	8,125,107
Total	40,020,789	35,871,852

	ThCh$	ThCh$
Current	31,790,759	27,746,745
Non-current	8,230,030	8,125,107
Total	40,020,789	35,871,852

13.1        Indemnities for years of service

This item represents post employment benefits which are determined as stated in Note 2.17.

The movements of post-employment benefits for the periods ended December 31, 2015 and 2014 are detailed as follows:

Movements	12.31.2015	12.31.2014
	ThCh$	ThCh$

Opening balance	8,125,107	8,758,111
Service costs	2,022,010	1,385,620
Interest costs	192,145	199,314
Net actuarial losses	901,171	342,990
Benefits paid	(3,010,403)	(2,560,928)
Total	8,230,030	8,125,107

13.1.1                       Assumptions

The actuarial assumptions used at  December 31, 2015 and 2014 were:

Assumptions	12.31.2015	12.31.2014

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

13.2                                Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$

Wages and salaries	230,854,998	197,343,949	164,138,911
Employee benefits	48,977,105	47,424,162	36,190,649
Severance and post-employment benefits	6,217,204	7,154,581	4,519,576
Other personnel expenses	10,561,935	12,721,326	9,334,468
Total	296,611,242	264,644,018	214,183,604

13.3                                 Number of Employees

Description	12.31.2015	12.31.2014	12.31.2013
Number of employees	16,525	16,136	16,587
Number of average employees	15,504	15,703	15,913

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1                                Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2015	12.31.2014	12.31.2015	12.31.2014
				ThCh$	ThCh$	%	%

86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	17,793,783	17,684,657	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	12,393,777	14,910,530	8.82%	8.82%
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilian real	1,106,733	1,276,042	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilian real	231,183	238,647	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	22,665,070	31,940,337	40.00%	40.00%

	Total			54,190,546	66,050,213

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

14.2                        Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the period ended December 31, 2015, 2014 and 2013:

Details	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$
Opening Balance	66,050,213	68,673,399	73,080,061
Investment in Holdfab 2 Soc Participacoes Ltda and SABB in exchange for interest in the new company Leao Alimentos e Bebidas Ltda.	—	—	(19,349,496)
Increase in interest in new company Leao Alimentos e Bebidas Ltda. By 9.57%	—	—	18,928,747
Increase of 1.30% participation in Leao Alimentos e Bebidas Ltda. for acquisition of the Compañía de Bebidas Ipiranga, October 11, 2013.	—	—	2,089,253
Dividends received	(1,250,000)	(1,590,674)	(2,085,031)
Variation of minimum dividends from equity investees	(217,750)	149,938	22,459
Share in operating income	(1,613,839)	2,169,272	1,325,518
Unrealized income	85,266	85,266	85,266
Other decrease investment in associate (Sale participation in Leon Alimentos y Bebidas Ltda.).	—	(4,194,955)	(3,704,831)
Other investment increases in associates (Capital Contribution Leão Alimentos e Bebidas Ltda.).	915,070	—	—
Deferred tax effect resulting from change in related tax rate in associate	—	(438,347)	—
Increase (Decrease) due to foreign currency translation differences	(9,778,414)	1,196,314	(1,718,547)
Ending Balance	54,190,546	66,050,213	68,673,399

The main movements for the periods ended 2015, 2014 and 2013 are detailed as follows:

•             During the year ended December 31, 2015, the Company received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$ 1,250,000 ( ThCh$ 760,037 at December 31, 2014).

•             During 2015 Sorocaba Refrescos S.A. has not distributed dividends. During 2014 it distributed ThCh$830,637 in dividends.

•             In October 2015 Leão Alimentos e Bebidas Ltda. carried out a capital increase.  Rio de Janeiro Refrescos Ltda. participated in this capital increase regarding its ownership interest for an amount of ThCh$915,070.

•             In October 2014, Rio de Janeiro Refrescos Ltda. sold 2.05% of its ownership interest in Leão Alimentos e Bebidas Ltda. for ThCh$4,495,771 generating ThCh$300,816 in earnings which was recognized as a credit in the company’s income statement.

•             During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda., and Sistema de Alimentos de Bebidas Do Brasil Ltda., into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

14.3                        Reconciliation of share of profit in investments in associates:

Details	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	(1,613,839)	1,730,925	1,325,518

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(799,256)	(625,222)	(627,366)
Amortization of value in CMF S. A	85,266	85,266	85,266
Income Statement Balance	(2,327,829)	1,190,969	783,418

14.4                        Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of December 31, 2015:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	63,174,016	72,465,279	9,777,084	577,957	311,121,542
Total liabilities	26,648,521	25,567,640	34	—	170,593,004
Total revenue	48,551,553	44,380,315	737,361	—	1,454,265,468
Net income (loss) of associate	2,983,219	(2,608,333)	737,361	574,320	(5,620,076)

Reporting date	12/31/2015	11/30/2015	11/30/2015	11/30/2015	11/30/2015

NOTE 15 — INTANGIBLE ASSETS AND GOODWILL

15.1                        Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	December 31, 2015			December 31, 2014
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	658,625,624	—	658,625,624	719,385,108	—	719,385,108
Software	22,378,687	(15,814,299)	6,564,388	22,591,363	(14,242,229)	8,349,134
Water rights	536,940	(60,297)	476,643	521,234	(74,197)	447,037
Total	681,541,251	(15,874,596)	665,666,655	742,497,705	(14,316,426)	728,181,279

(1) Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as permanent contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization:

	12.31.2015	12.31.2014
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	300,305,727	300,305,727
Brazil (Rio de Janeiro, Espirito Santo, Riberao Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	183,687,154	230,712,143
Paraguay	173,304,596	186,636,782
Argentina (North and South)	1,328,147	1,730,456
Total	658,625,624	719,385,108

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2015 and December 31, 2014:

	December 31, 2015				December 31, 2014
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	719,385,108	447,037	8,349,134	728,181,279	691,355,453	453,737	8,797,302	700,606,492
Additions	—	—	1,191,200	1,191,200	—	—	3,191,059	3,191,059
Amortization	—	(6,394)	(2,681,923)	(2,688,317)	—	(4,365)	(3,048,607)	(3,052,972)
Other increases (decreases)(1)	(60.759.485)	36,000	(294,022)	(61,017,507)	28,029,655	(2,335)	(590,620)	27,436,700
Total	658,625,623	476,643	6,564,389	665,666,655	719,385,108	447,037	8,349,134	728,181,279

(1)         Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

15.2                        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

15.2.1              Measurement of recoverable goodwill value

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts which indicate a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash generating unit (CGU).

Management reviews business performance based on geographic segments.  Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay.  Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired.  These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: the investment in the associate Sorocaba

•                  Brazil: the investment in the associate Leão Alimentos S.A.

•                  Paraguay

In order to check if goodwill has suffered an impairment loss, the company compares its book value with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate method.

15.2.2              Main assumptions used in the annual test:

a.                  Discount rate:

The real discount rate applied in the annual test carried out in December 2015 was estimated with the Capital Asset Pricing Model which allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

	Discount Rate
	2015	2014
Argentina	34,1%	32,8%
Chile	7,7%	7,2%
Brazil	11,6%	10,7%
Paraguay	11,5%	12,4%

Management carried out the annual goodwill impairment test as of December 31, 2015 for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future cash flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which fluctuates between 1.5% and 3% for the soft drinks category and between 6% and 7% for the less developed categories such as juices and water. Perpetuity growth rates between 2% and 3% depending on the level of per capita consumption of our products at each operation are set beyond the fifth year of projection.

The variables of greater sensitivity in these projections are the discount rates applied in determining the net present value of the projected cash flows, sales volume, sale prices and growth of unit variable cost vs. fixed cost. For the purpose of the impairment test, sensitivities were conducted in these critical variables according to the following:

•                  Annual volume variation: corresponds to an increase or decrease of 1 percentage point of total annual volume. This variation is applied for every year.

•                  Price variation: corresponds to an increase or decrease of 1 percentage point of the real price of each product. This variation is applied only during the first year, there fore prices for every year are adjusted by 1 percentage point.

•                  Fixed costs variation: it assumes which fixed costs (labor and other fixed expenses) have greater or lesser correlation with volume variation, for example 10 percentage points higher means that the fixed cost has less correlation with volume.

•                  Discount rate: corresponds to an increase or decrease of 50 bps in the discount rate of future cash flows.

15.2.3              Conclusions

As a result of the annual test, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

15.2.4              Goodwill by business segment and country

Movement in goodwill is detailed as follows:

Year ended December 31, 2015

				Foreign currency
				translation differences
				where functional
			Disposals	currency is different
Operating segment	01.01.2015	Additions	or impairments	from presentation currency	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	90,122,057	—	—	(18,161,097)	71,960,960
Argentine operation	10,058,725	—	—	(2,338,523)	7,720,202
Paraguayan operation	8,240,394	—	—	(588,643)	7,651,751
Total	116,924,199	—	—	(21,088,263)	95,835,936

Year ended December 31, 2014

					Foreign currency
					translation differences
					where functional
			Disposals		currency is different
Operating segment	01.01.2014	Additions	or impairments		from presentation currency	12.31.2014
	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Chilean operation	8,522,488	—	(19,465)		—	8,503,023
Brazilian operation	88,659,503	—	(292,365	)(1)	1,754,919	90,122,057
Argentine operation	11,404,496	—	—		(1,345,771)	10,058,725
Paraguayan operation	7,192,580	—	—		1,047,814	8,240,394
Total	115,779,067	—	(311,830)		1,456,962	116,924,199

(1)         Corresponds to the final valuation of assets and liabilities acquired at the purchase of Compañia de Bebidas Ipiranga, in accordance to what has been described in Note 3 “Business Combinations”.

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

NOTE 16 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2015	12.31.2014
	ThCh$	ThCh$
Bank loans	23,990,783	41,675,933
Bonds payable	19,236,780	17,623,883
Deposits in guarantee	16,247,026	15,982,913
Derivative contract obligations (see note 21)	107,428	4,431,484
Leasing agreements	2,635,671	3,688,227
Total	62,217,688	83,402,440

Non-current	12.31.2015	12.31.2014
	ThCh$	ThCh$
Bank loans	30,237,950	46,414,771
Bonds payable	718,004,190	657,220,248
Leasing agreements	17,057,204	22,981,421
Total	765,299,344	726,616,440

The fair value of the aforementioned assets and liabilities is presented below:

Currrent	Book Value 12.31.2015	Fair Value 12.31.2015	Book Value 12.31.2014	Fair Value 12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	129,160,939	129,160,939	79,514,434	79,514,434
Other financial assets (3)	87,491,931	87,491,931	106,577,042	106,577,042
Trade and other accounts receivable, net (3)	176,385,386	176,385,386	198,110,424	198,110,424
Accounts receivable from related parties (3)	4,610,500	4,610,500	5,994,453	5,994,453
Bank Loans (1)	23,990,783	23,928,084	41,675,933	42,604,758
Bonds Payable (2)	19,236,780	20,732,412	17,623,883	18,852,764
Deposits in guarantee (3)	16,247,026	16,247,026	15,982,913	15,982,913
Derivative contract obligations (see note 21)	107,428	107,428	4,431,484	4,431,484
Leasing agreements (3)	2,635,671	2,635,671	3,688,227	3,688,227

Non-current	12.31.2015	12.31.2015	12.31.2014	12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	181,491,527	181,491,527	51,026,773	51,026,773
Trade and other receivables (3)	5,931,999	5,931,999	7,097,809	7,097,809
Accounts receivable from related parties (3)	14,732	14,732	24,752	24,752
Bank Loans (1)	30,237,950	24,678,828	46,414,771	41,861,984
Bonds Payable (2)	718,004,190	765,111,961	657,220,248	701,322,386
Leasing agreements (3)	17,057,204	17,057,204	22,981,421	22,981,421

(1)             The fair values are based on discounted cash flows using market based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of coporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

16.1.1              Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	12.31.2015	12.31.2014
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean pesos	Monthly	1.10%	1.10%	—	—	—	9,633
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean pesos	At maturity	5.00%	5.00%	—	—	—	205,000
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	Semiannually	4.29%	4.29%	—	214,927	214,927	211,137
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Chilean pesos	Semiannually	3.43%	3.43%	—	275,268	275,268	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	129,023	130,704	259,727	658,980
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	144,740	302,556	447,296	748,896
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	38,830	76,970	115,800	201,332
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.06%	23.06%	—	—	—	853,102
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.38%	23.38%	—	—	—	4,587,880
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	60,916	181,534	242,450	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	—	—	—	60,977
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	271,561	501,033	772,594	1,390,819
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	43,502	131,386	174,888	198,950
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	61,567	60,560	122,127	319,284
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	40,640	123,925	164,565	186,837
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	—	—	—	210,727
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	105,037	32,336	137,373	545,149
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine pesos	At maturity	28.00%	28.00%	—	—	—	5,080,638
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	62,056	185,165	247,221	317,750
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	62,056	185,165	247,221	317,750
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	Monthly	30.25%	30.25%	—	—	—	453,690
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	15.25%	15.25%	—	—	—	316,153
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	VOTORANTIM	Brasil	Brazilian real	Monthly	9.40%	9.40%	—	—	—	65,788
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brasil	Dollars	Semiannually	2.992%	2.992%	—	12,817,824	12,817,824	16,118,096
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brasil	Brazilian real	Monthly	7.15%	7.15%	172,746	824,554	997,300	440,866
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brasil	Brazilian real	Quarterly	3.86%	3.86%	172,048	181,868	353,916	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brasil	Brazilian real	Monthly	4.50%	4.50%	—	—	—	603,278
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brasil	Brazilian real	Quarterly	4.50%	4.50%	658,705	1,865,061	2,523,766	3,376,088
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brasil	Brazilian real	Monthly	6.63%	6.63%	984,440	2,892,080	3,876,520	4,197,133
Total												23,990,783	41,675,933

(1)   The Bicentennial credit granted by Banco de la Nación Argentina to Embotelladora del Atlántico S.A. at a preferential rate is a benefit of the Argentine Government to promote investment projects. Embotelladora del Atlántico S.A. registered investment projects and received the bicentennial credit at a preferential rate of 9.9% a year, the financial expense is recognized according to the market rate, and the financial expense differential between market and nominal rate was allocated as a lower cost of the fixed asset.

16.1.2              Bank obligations, non-current December 31, 2015

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	At
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2015
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Reales	Monthly	6.63%	6.63%	3,323,725	1,258,291	466,032	413,519	—	5,461,567
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Reales	Monthly	7.15%	7.15%	776,263	672,484	493,743	431,272	—	2,373,762
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Semiannually	2.992%	2.992%	12,681,431	—	—	—	—	12,681,431
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Reales	Monthly	4.50%	4.50%	2,020,483	2,020,483	2,020,483	2,020,480	—	8,081,929
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Pesos argentinos	Monthly	15.25%	15.25%	44,560	—	—	—	—	44,560
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Pesos argentinos	Monthly	15.25%	15.25%	50,970	—	—	—	—	50,970
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Pesos chilenos	Semiannually	4.29%	4.29%	1,543,731	—	—	—	—	1,543,731

Total															30,237,950

16.1.2  Bank obligations, non-current December 31, 2014

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2014
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	4,169,265	3,582,205	1,133,230	65,787	—	8,950,487
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Río	Brazil	Brazilian real	Monthly	7.15%	7.15%	476,272	310,662	158,529	117,869	—	1,063,332
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Semiannually	2.992%	2.992%	8,280,509	8,280,509	—	—	—	16,561,018
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	4.50%	4.50%	428,302	—	—	—	—	428,302
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.00%	7.00%	3,327,965	3,157,786	3,131,517	3,131,517	820,546	13,569,331
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	14.80%	9.90%	581,022	—	—	—	—	581,022
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	150,428	—	—	—	—	150,428
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	175,174	—	—	—	—	175,174
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	988,071	—	—	—	—	988,071
Foreign	Embotelladora del Atántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	326,400	—	—	—	—	326,400
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	269,432	—	—	—	—	269,432
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	157,737	—	—	—	—	157,737
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	290,509	—	—	—	—	290,509
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	315,363	—	—	—	—	315,363
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	At maturity	4.29%	4.29%	1,949,555	—	—	—	—	1,949,555

Total															46,414,771

(1) The Bicentennial credit granted by Banco de la Nación Argentina to Embotelladora del Atlántico S.A. at a preferential rate is a benefit of the Argentine Government to promote investment projects. Embotelladora del Atlántico S.A. registered investment projects and received the bicentennial credit at a preferential rate of 9.9% a year, the financial expense is recognized according to the market rate, and the financial expense differential between market and nominal rate was allocated as a lower cost of the fixed asset.

16.2.1        Bonds payable

	Current		Non-Current		Total
	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Composition of bonds payable
Bonds (face value)	20,172,356	18,457,970	723,191,154	662,420,327	743,363,510	680,878,297
Expenses of bond issuance and discounts on placement	(935,576)	(834,087)	(5,186,964)	(5,200,079)	(6,122,540)	(6,034,166)
Net balance presented in statement of financial position	19,236,780	17,623,883	718,004,190	657,220,248	737,240,970	674,844,131

16.2.2        Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

		Face	Unit of	Interest	Final	Interest	Date
	Series	amount	Adjustment	rate	Maturity	Payment	Amortization of capital	12.31.2015	12.31.2014
								ThCh$	ThCh$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	500,000	UF	3.0%	08-15-2017	Semiannually	02-15-2016	6,550,372	6,363,030
SVS Registration N°254 SVS 06.13.2001	B	2,723,745	UF	6.5%	06-01-2026	Semiannually	06-01-2016	5,213,755	4,749,263
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-15-2021	571,003	548,679
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	333,479	284,837
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	1,447,249	1,236,149
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	952,223	914,996
Bonds USA	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	5,104,275	4,361,016
Total current portion								20,172,356	18,457,970

Bonds non-current portion
SVS Registration N°640 SVS 08.23.2010	A	500,000	UF	3.0%	08-15-2017	Semiannually	02-15-2017	6,407,273	12,313,550
SVS Registration N°254 SVS 06.13.2001	B	2,723,745	UF	6.5%	06-01-2026	Semiannually	06-01-2017	64,965,518	67,077,946
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-16-2021	38,443,635	36,940,650
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	25,629,090	24,662,705
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	102,516,360	98,662,919
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	76,887,278	73,881,307
Bonds USA	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	408,342,000	348,881,250
Total non-current portion								723,191,154	662,420,327

Accrued interest included in the current portion of bonds totaled ThCh$8,923,499 and ThCh$8,122,961 at December 31, 2015 and 2014, respectively.

16.2.3              Non-current maturities

		Year of maturity				Total non- current
	Series	2017	2018	2019	After	12-31-2015
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°640 08.23.2010	A	6,407,273	—	—	—	6,407,273
SVS Registration N°254 06.13.2001	B	5,156,294	5,491,452	5,848,396	48,469,376	64,965,518
SVS Registration N°641 08.23.2010	C	—	—	—	38,443,635	38,443,635
SVS Registration N°759 08.20.2013	C	6,407,273	6,407,273	6,407,273	6,407,271	25,629,090
SVS Registration N°760 08.20.2013	D	—	—	—	102,516,360	102,516,360
SVS Registration N°760 04.02.2014	E	—	—	—	76,887,278	76,887,278
Bonds USA	—	—	—	—	408,342,000	408,342,000
Total		17,970,840	11,898,725	12,255,669	681,065,920	723,191,154

16.2.4              Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2015:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2015 is the following:

BBB	:	Standard&Poors rating
BBB+	:	Fitch Chile Clasificadora de Riesgo Limitada rating.

16.2.5              Restrictions

16.2.5.1    Restrictions regarding bonds placed abroad

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

16.2.5.2    Restrictions regarding bonds placed in the local market.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of December 31, 2015 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of December 31, 2015 is UF2,724 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registered under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

•             Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2015, Indebtedness Level is 0.76 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of December 31, 2015, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	62,217,688
Other non-current financial liabilities	765,299,344
(-) Other non-current financial assets (hedge derivatives)	181,474,306
Total Consolidated Equity	851,534,300

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

As of December 31, 2015, this index is 1.64 times

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,104,901,286
(-)Other non-current financial assets (hedge derivatives)	181,474,306
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,923,426,980

Consolidated liabilities payable not guaranteed	1,357,826,724
(-) Other non-current financial assets (hedge derivatives)	181,474,306
Unsecured Consolidated Liabilities Payable (adjusted	1,176,352,418

Restrictions regarding bond lines registered in the Securities Registrered under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of 3.00%. As of December 31, 2015, the balance of outstanding capital is UF 0.5 million.

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of December 31, 2015, the balance of outstanding capital is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010.

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of December 31, 2015, Net Financial Debt was 0.50 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this indicator are the following:	ThCh$
Cash and cash equivalent	129,160,939
Other current financial assets	87,491,931
Other non-current financial assets	181,491,527
Other current financial liabilities	62,217,688
Other non-current financial liabilities	765,299,344
Total Consolidated Equity	851,534,300

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that meet the following conditions: are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities refers to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of December 31, 2015, this index is 1.64 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,104,901,286
(-)Other non-current financial assets (hedge derivatives)	181,474,306
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,923,426,980

Consolidated liabilities payable not guaranteed	1,357,826,724
(-) Other non-current financial assets (hedge derivatives)	181,474,306
Unsecured Consolidated Liabilities Payable (adjusted	1,176,352,418

•             Not carry out investments in instruments issued by related parties, nor carry out with these parties any other operations not related to normal business, in conditions that may be more unfavorable to the Issuer regarding those prevailing in the market.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months.

However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2015 Net Financial Coverage level is 6.46 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this indicator are the following:	ThCh$
Consolidated Ebitda between January 1 and December 31, 2015	294,245,756
Consolidated financial income between January 1 and December 31, 2015	10,118,375
Consolidated financial expenses between January 1 and December 31, 2015	55,669,217

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into two series.

•             Series C outstanding as of December 31, 2015, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of December 31, 2015 is UF 1.0 million.

•             Series D and E outstanding at December 31, 2015 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The anual interest rates are 3.8% for Series D and 3.75% for Series E. The oustanding capital balance at December 31, 2015 of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2015, Indebtedness Level is 0.50 times of Consolidated Equity

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this indicaror are the following:	ThCh$
Cash and cash equivalent	129,160,939
Other current financial assets	87,491,931
Other non-current financial assets (hedge derivatives)	181,474,306
Other current financial liabilities	62,217,688
Other non-current financial liabilities	765,299,344
Total Consolidated Equity	851,534,300

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements.

As of December 31, 2015, this index is 1.64 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2015, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,104,901,286
(-)Other non-current financial assets (hedge derivatives)	181,474,306
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,923,426,980

Consolidated liabilities payable not guaranteed	1,357,826,724
(-) Other non-current financial assets (hedge derivatives)	181,474,306
Unsecured Consolidated Liabilities Payable (adjusted	1,176,352,418

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of December 31, 2015 and 2014, the Company complies with all financial collaterals.

16.2.6              Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding at December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On December 31, 2015 these issues belong to Andina, until December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

16.3.1              Derivative contract obligations.

Please see details in Note 21.

16.4.1       Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nomina	Up to	90 fays to	at	at
Name	Country	Tax,ID	Name	Country	Currency	type	rate	rate	90 days	1 year	12.31.2015	12.31.2014
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	306,220	738,064	1,044,284	1,736,508
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	266,709	513,539	780,248	655,131
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	120,287	292,005	412,292	605,105
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	49,611	148,832	198,443	369,895
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	31,525	71,619	103,144	247,844
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	23,237	74,023	97,260	73,744

Total											2,635,671	3,688,227

16.4.2  Non- Current liabilities for leasing agreements December 31, 2015

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2015
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	1,940,324	2,799,686	—	—	10,457,637	15,197,647
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	437,913	84,568	—	—	—	522,481
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	327,205	—	—	—	—	327,205
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	269,316	245,255	—	—	—	514,571
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	7,226	—	—	—	—	7,226
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	488,074	—	—	—	—	488,074

												Total		17,057,204

16.4.2  Non-Current liabilities for leasing agreements December 31, 2014

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2014
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	479,460	—	—	—	—	479,460
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	18,881	—	—	—	—	18,881
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	13.00%	1,945,291	1,945,291	1,945,291	1,945,291	11,939,924	19,721,088
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	13.00%	13.00%	43,401	—	—	—	—	43,401
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	13.06%	13.06%	125,635	—	—	—	—	125,635
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	12.70%	12.70%	786,477	—	—	—	—	786,477
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	12.68%	12.68%	1,306,378	—	—	—	—	1,306,378
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	500,101	—	—	—	—	500,101

													Total	22,981,421

NOTE 17 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	12.31.2015	12.31.2014
	ThCh$	ThCh$
Trade accounts payable	167,492,719	172,506,301
Withholdings tax	35,009,855	47,459,313
Accounts payable Inamar Ltda. (1)	7,784,836	—
Others	11,542,182	9,429,932
Total	221,829,592	229,395,546

Current	212,526,368	228,179,112
Non-current	9,303,224	1,216,434
Total	221,829,592	229,395,546

b)             The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

12.31.2015
ThCh$
Maturity within one year	6,602,883
Maturity long-term	2,064,377
Total	8,667,260

Total expenses related to operating leases maintained by the Company as of December 31, 2015 and 2014 amounted to ThCh$6,604,204 and ThCh$4,915,222 respectively.

(1)         On December 3, 2015 a land was purchased from Industrias Metalurgicas Inamar Ltda. for an amount of ThCh$ 17,292,040 equivalent to 675,000 UFs, of which there is a balance payable of ThCh$7,784,836 equivalent to 303.750 UFs. Such balance payable will be paid in one installment maturing in 30 more months. To guarantee the payment of this obligation the land has been mortgaged to in favor of Industrias Metalurgicas Inamar Ltda.

NOTE 18 —  CURRENT AND NON-CURRENT PROVISIONS

18.1                        Balances

The balances of provisions recorded by the Company at December 31, 2015 and 2014 are detailed as follows:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Litigation (1)	64,301,817	77,812,345
Total	64,301,817	77,812,345

Current	326,093	365,832
Non-current	63,975,724	77,446,513
Total	64,301,817	77,812,345

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 22.1)	12.31.2015	12.31.2014
	ThCh$	ThCh$

Tax Contingencies	54,208,233	68,750,633
Labor Contingencies	5,774,453	4,671,795
Civil Contingencies	4,319,131	4,389,917
Total	64,301,817	77,812,345

18.2                        Movements

Movement of provisions is detailed as follows:

	12.31.2015			12.31.2014
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	77,812,345	—	77,812,345	77,812,294	—	77,812,294
Additional provisions	243,330	—	243,330	—	—	—
Increase (decrease) in existing provisions	1,893,402	—	1,893,402	1,064,399	—	1,064,399
Payments	343,359	—	343,359	(2,403,975)	—	(2,403,975)
Reverse unused provision	(182,670)	—	(182,670)	—	—	—
Increase (decrease) due to foreign exchange differences	(15,807,949)	—	(15,807,949)	1,339,627	—	1,339,627
Total	64,301,817	—	64,301,817	77,812,345	—	77,812,345

NOTE 19 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2015	12.31.2014
	ThCh$	ThCh$
Minimum dividend	—	695,729
Dividend payable	17,093,596	9,164,842
Other	714,538	2,192,222
Total	17,808,134	12,052,793

Current	17,565,643	11,620,303
Non-current	242,491	432,490
Total	17,808,134	12,052,793

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

The paid-in capital of the Company totaled ThCh$270,737,574 as of December 31, 2015, 2014 and 2013. The distribution and classification is detailed as follows:

20.1.1              Number of shares:

	Number of shares subscribed			Number of shares paid in			Number of voting shares
Series	2015	2014	2013	2015	2014	2013	2015	2014	2013
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

20.1.2              Equity:

	Subscribed Capital			Paid-in capital
Series	2015	2014	2013	2015	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574	270,737,574	270,737,574

20.1.3              Rights of each series:

•                                          Series A : Elect 12 of the 14 Directors

•                                          Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

20.2                        Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2015, the shareholders agreed to pay out of the 2014 earnings are final dividend to complete the 30% required by the Law 18,046 which was paid in August 2015.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 8,893,477 have been realized at December 31, 2015 and are available for distribution as dividends in accordance with the following:

	Event when amount is	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2015	Amount of accumulated earnings at 12.31.2015
Description	realized	ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,665,431)	3,134,953
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,264,615	6,917,916
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(578,547)	368,256
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,391,061	(53,899)
Total		19,260,703	(8,893,477)	10,367,226

The dividends declared and paid during 2015, 2014 and 2013 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2013	May	Additional	2012	12,30	13,53
2013	June	Interim	2013	12,30	13,53
2013	Novembre	Additional	2012	47,00	51,70
2013	December	Interim	2013	13,10	14,41
2014	May	Additional	Retained Earnings	12,37	13,61
2014	May	Final	2013	1,46	1,61
2014	August	Additional	Retained Earnings	12,37	13,61
2014	October	Interim	2014	13,10	14,41
2015	January	Interim	2014	9,00	9,90
2015	May	Final	2014	15,00	16,50
2015	August	Additional	Retained Earnings	15,00	16,50
2015	October	Interim	2015	15,00	16,50
2015	December (*)	Interim	2015	17,00	18,70

(*)As of December 31, 2015 this dividend is yet to be paid and in accordance to the agreements of the Board of Directors held during December 2015, will be available to shareholders beginning January 28, 2016.

20.3                        Reserves

The balance of other reserves include the following:

Description	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(167,447,157)	(53,285,698)	(81,527,711)
Cash flow hedge reserve	27,087,214	6,125,615	2,258,144
Reserve for employee benefit actuarial gains or losses	(1,796,285)	(1,237,993)	(1,128,824)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Total	284,980,830	378,738,982	346,738,667

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

Description	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$
Brazil	(88,444,294)	(30,861,504)	(36,125,708)
Argentina	(84,913,998)	(56,273,418)	(46,087,935)
Paraguay	21,728,456	41,657,749	8,586,782
Exchange rate differences in related companies	(15,817,321)	(7,808,525)	(7,900,850)
Total	(167,447,157)	(53,285,698)	(81,527,711)

The movement of this reserve for the fiscal periods ended December 31, 2015, 2014 and 2013 respectively is detailed as follows:

Description	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$
Brazil	(57,582,790)	5,264,204	(9,220,656)
Argentina	(28,640,580)	(10,185,483)	(16,638,937)
Paraguay	(19,929,293)	33,070,967	8,562,534
Exchange rate differences in related companies	(8,008,796)	92,325	(675,107)
Total	(114,161,459)	28,242,013	(17,972,166)

20.4                        Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at December 31, 2015, 2014 and 2013 are as follow:

	Non-controlling Interests
	Percentage %			Shareholders Equity			Income
Details	2015	2014	2013	2015	2014	2013	2015	2014	2013
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	14,484	13,181	13,118	5,262	2,014	2,692
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	2,220	2,093	1,760	798	536	406
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	5,522,797	5,996,843	5,051,217	406,211	400,771	287,112
Inversiones Los Andes Ltda.	—	—	0.0001	—	—	51	—	—	—
Vital S.A.	35.0000	35.0000	35.0000	8,891,548	8,910,290	9,216,505	(4,556)	(286,878)	502,397
Vital Aguas S.A.	33.5000	33.5000	33.5000	1,967,652	1,948,634	1,913,632	50,933	21,517	115,774
Envases Central S.A.	40.7300	40.7300	40.7300	4,661,764	4,832,197	4,567,226	(224,206)	179,243	376,163
Andina Inversiones Societarias S.A.	—	—	0.0001	—	—	37	—	—	2
Total				21,060,465	21,703,238	20,763,546	234,442	317,203	1,284,546

20.5                        Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2015
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	41,840,108	46,023,376	87,863,484
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	88.40	97.24	92.82

Earnings per share	12.31.2014
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	24,702,640	27,172,444	51,875,084
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	52.19	57.41	54.80

Earnings per share	12.31.2013
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	42,373,551	46,609,127	88,982,678
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	89.53	98.48	94.01

NOTE 21 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative instruments at December 31, 2015 and 2014:

21.1                        Derivatives accounted for as cash flow hedges:

a)             Cross Currency Swap Itau Credit.

As of December 31, 2015, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$ 35,714, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$13,463,222 at December 31, 2015 which is presented in other financial assets non-current. These swap contracts have the same terms of the underlying bond obligation and expire in 2017. In addition, the excess value of the derivative above the hedged items of ThCh$ 959,012 (ThCh$ 639,447 in 2014) has been recognized within other equity reserves as of December 31, 2015. The amount of income recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$ 6,238,586  at December 31, 2015 (ThCh$ 1,632,629 at December 31, 2014).

b)             Cross Currency Swaps associated with US Bonds

At December 31, 2015, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in an asset of ThCh$168,011,084 at December 31, 2015, which is presented as other financial assets non-current.  In addition excess value of the derivative above the hedged items of ThCh$26,128,202 has been recognized within other equity reserves as of December 31, 2015. The ineffective portion amount of ThCh$4,698,187 (ThCh$5,995,530 at December 31, 2014) associated with this hedge was recorded in other gains and losses.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified ineffective portion of the hedge derivative were compensated with the recycling to income of the financial derivative instruments reserve in other comprehensive income amounting ThCh$71,749,245 (ThCh$16,427,083 at December 31, 2014).

21.2                        Derivatives accounted for as financial assets and liabilities at fair value through profit and loss:

In 2013 and 2014, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during the years 2014 and 2015. The total amount of outstanding forward contracts were US$0.15 million at December 31, 2015 (US$125.1 million at December 31, 2014). These agreements were recorded at fair value, resulting in a net gains of ThCh$292,015 for the period ended December 31, 2015 (net gains of ThCh$ 196,009 at December 31, 2014). The fair value of these derivative contracts is a liability of ThCh$ 107,428 at December 31, 2015 (assets of ThCh$2,871,333 and liabilities of ThCh$4,431,484 at December 31, 2014). The agreements that ensure future flows of foreign currency have been designated as hedge beginning August 1, 2014, following hedge accounting as of that date, as of December 31, 2015, there are no pending balances for recycling to net income.  Futures contracts that ensure prices of future materials have not been designated as hedge agreements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

These derivative contracts do not qualify for hedge accounting and are accounted for as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts of ThCh$181,474,306 and liabilities to ThCh$107,428 at December 31, 2015 (assets for ThCh$53,878,573 and liabilities for ThCh$4,431,484 at December 31, 2014). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)
Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the period ended December 31, 2015, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December, 31 2015
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other non-current financial assets	—	181,474,306	—	181,474,306
Total assets	—	181,474,306	—	181,474,306
Liabilities
Current liabilities
Other current financial liabilities	—	107,428	—	107,428
Total liabilities	—	107,428	—	107,428

	Fair Value Measurements at December, 31 2014
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	2,871,333	—	2,871,333
Other non-current financial assets	—	51,007,240	—	51,007,240
Total assets	—	53,878,573	—	53,878,573
Liabilities
Current liabilities
Other current financial liabilities	—	4,431,484	—	4,431,484
Total liabilities	—	4,431,484	—	4,431,484

NOTE 22 —   CONTINGENCIES AND COMMITMENTS

22.1                        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)        Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,467,587. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$699,625 to guaranty judicial liabilities.

2)        Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$62,570,819. anagement considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of Decemberr 31, 2015 and 2014 amounted to ThCh$86,364,210 and ThCh$113,574,536 respectively.

Part of the assets given as warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have been released with the exchange of Warranty Insurance and Bail Letters entered into amounting to R$499,421,531 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In June 2014, one of these trials for R$598,754,218, was resolved in favor of the Company, however, there are new law suits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$303,518,513.  These law suits include amounts originally demanded plus accrued adjustments to date.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criteria, from a total of identified contingencies amounting R$1,169,888,014 (including readjustments of current lawsuits), the Company recorded a provision R$201,880,601 equivalent to ThCh$36,715,716.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 96.5 million equivalent to ThCh$ 17,547,397.

3)        Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$263,411. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

22.2                                 Direct guarantees and restricted assets:

Guarantees and restricted December 31, 2015 and 2014 are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Guarantee in favor of	12.31.2015	12.31.2014
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,292,040	—
Bodega San Francisco	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	—	6,788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,416	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,508	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,579	4,579
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,499,232	15,017,759
Reclamantes ações civiles y tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	7,929,131	15,817,942
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	—	6,944,052
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	75,935,847	75,794,783
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,089	1,419
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,634	2,129
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	—	9,170
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	19,606	25,544
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,168	1,522
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	96,045	385,720
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,316	3,017
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	538,968	979,627
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,862	6,334
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	9,803	12,772
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other current financial assets	30,335	39,524
Locadores varios	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other current financial assets	11,297	10,710
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Machinery import	Other current financial assets	47,023	9,924
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	9,508	8,300
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	14,626	17,332
Banco Santander Rio	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	943,434
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	1,036,261
Banco HSBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	148,666
Banco Industrial	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	813,969
Banco ICBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	160,501
Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	1,729,820
					104,459,738	119,942,227

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Guarantee in favor of	12.31.2015	12.31.2014
					ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	639,144	546,075
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	536,315	515,348
Rabdstad Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	640,000
Aduana de Ezeiza	Andina Empaques Argentina S.A.	Subsidiary	Compliance of contract	Surety insurance	235,981	—
Processos trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	575,583	567,285
Processos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2,370,025	2,041,360
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	74,198,243	86,750
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	10,450,612	9,632,911
HSBC	Sorocaba Refrescos	Associate	Loan	co-signers	3,637,369	5,162,012
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	3,234,566	1,246,117

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

Interest Rate Risk

As of December 31, 2015, the Company carried all of its debt liabilities at a fixed rate, variability factors are given by the currencies in which they are set: UF and US$ (are variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greatest indebtedness corresponds to bonds of own issuance; the portion of bonds issued in the local market are denominated in Unidades de Fomento, indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile would have generated a UF variation of 5.0% during the period between January 1 and December 31, 2015 (instead of 4.07%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$2,220,471.

There are also bonds of own issuance amounting to US$575 million, which are hedged against the fluctuation of the U.S. dollar with cross currency swap agreements.

Credit Risk

Credit risk to which the Company is exposed primarily comes from accounts receivable trade held with retail customers, wholesale distributors and supermarket chains domestic markets; and financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

Credit risk related to trade receivables is managed and monitored by the Administration and Finance of each business unit. The Company has a broad base of customers who are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers based on an internal rating and behaviour payment. The trade accounts receivable outstanding are monthly monitored. Additionally, the Company takes credit insurance that substantially cover balances Commercial Debtors.

The Company estimates that additional credit risk provisions are not necessary, other than individual and collective provisions determined as of December 31 2015 and 2014. Regarding financial placements, these are made in the highest-rated financial institutions credit of each of the countries in which it operates.

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

a.1 Investment in Argentina

As of December 31, 2015, the Company maintains a net investment of ThCh$93,361,632 in Argentina, composed by the recognition of assets amounting to ThCh$213,255,949 and liabilities amounting to ThCh$119,894,317. These investments reported 33.4% of the Company’s consolidated sales revenues.

As of December 31, 2015, the Argentine peso devalued 23.2% with respect to the Chilean peso.

During 2015 exchange restrictions existed in Argentina and until mid-December, there was a parallel foreign exchange market with a higher than the official exchange rate. With the arrival of the new Argentine Government, fixing exchange rate is lightened by increasing parity of the Argentine peso versus dollar at the close to values similar to those that kept the parallel market.

If the exchange rate of the Argentinean Peso devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$1,625,272 and decrease in equity of ThCh$3,130,550, originated by lower asset recognition of ThCh$8,287,291 and by lower liabilities recognition of ThCh$5,156,741.

a.2 Investment in Brazil

As of December 31, 2015, the Company maintains a net investment of ThCh$232,051,982 in Brazil, composed by the recognition of assets amounting to ThCh$777,732,309 and liabilities amounting to ThCh$545,680,327. These investments reported 32.3% of the Company’s consolidated sales revenues.

As of December 31, 2015, the Brazilian Real devaluated 20.4% with respect to the Chilean peso

If the exchange rate of the Brazilian Real devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$1,517,936 and decrease in equity of ThCh$10,550,913, originated by lower asset recognition of ThCh$23,178,980 and by lower liabilities recognition of ThCh$12,628,067.

a.3 Investment in Paraguay

As of December 31, 2015, the Company maintains a net investment of ThCh$254,537,390 in Paraguay, composed by the recognition of assets amounting to ThCh$293,387,289 and liabilities amounting to ThCh$38,849,900. These investments reported 6.9% of the Company’s consolidated sales revenues.

As of December 31, 2015, the Paraguayan Guarani devaluated 7.1% with respect to the Chilean peso

If the exchange rate of the Paraguayan Guaraní devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$896,581, and decrease in equity of ThCh$12,221,058 originated by lower asset recognition of ThCh$14,153,122 and lower liabilities recognition of ThCh$1,932,064.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2015, the Company maintains a net liability position totaling ThCh$425,347,228, basically composed of obligations with the public and bank liabilities for ThCh$438,945,530 offset partially by financial assets denominated in dollars for ThCh$13,598,302.

Of total financial liabilities denominated in US dollars, ThCh$25,499,255 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other and ThCh$413,446,275 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of December 31, 2015 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$10,038,822.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. As of December 31, 2015 there are no hedge agreements for future dollar purchases.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$10,905,763 as of December 31, 2015. Currently, the Company has contracts to hedge this effect in Argentina, Brazil and Chile.

d) Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these consolidated financial statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$ 6,326,712 in earnings for the year ended December 31, 2015.

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

The following table presents our contractual and commercial obligations as of December 31, 2015:

	Maturity
Item	1 year	More 1 year up to 2	More 2 years up to 3	More 3 years up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	24,591,989	20,027,145	4,671,470	3,216,844	3,397,764
Bonds payable	45,517,624	51,678,519	44,905,830	44,683,510	880,189,651
Operating lease obligations	10,338,214	3,646,445	2,719,674	2,103,210	14,723,714
Purchase obligations	158,942,337	63,211,521	12,058,315	8,271,526	60,000,306
Total	239,390,164	138,563,630	64,355,289	58,275,090	958,311,435

NOTE 24 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2015	01.01.2014	01.01.2013
Details	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$

Direct production costs	841,498,727	841,172,891	709,805,149
Payroll and employee benefits	296,611,242	264,644,018	214,183,604
Transportation and distribution	181,481,242	172,927,314	153,775,697
Marketing	43,676,871	48,109,609	45,729,107
Depreciation and amortization	100,632,332	102,966,925	83,336,884
Repairs and maintenance	33,732,510	34,374,318	29,869,212
Other expenses	164,164,860	146,232,108	113,697,218
Total	1,661,797,784	1,610,427,183	1,350,396,871

NOTE 25 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2015	01.01.2014	01.01.2013
Details	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$

Earnings from sale of ownership interest in Leao Junior	—	300,816	—
Gain on disposal of property, plant and equipment	233,255	2,533,546	3,345,299
Others	238,314	1,136,261	1,040,318
Total	471,569	3,970,623	4,385,617

NOTE 26 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2015	01.01.2014	01.01.2013
Details	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$

Tax on bank debits	8,219,046	6,130,568	6,189,979
Contingencies and associated fees	8,866,661	3,502,207	7,071,527
Disposal and write-off of property, plant and equipment	3,979,594	5,812,123	7,546,982
Fiscal Credit Provision (Brazil)	—	—	1,970,894
Judicial Deposits Provision (Brazil)	—	—	1,255,090
Distribution restructuring project (Chile)	—	—	3,148,187
Merger expenses	—	—	772,689
Donations	214,856	2,034,119	582,000
Others	702,891	1,112,254	1,924,749
Total	21,983,048	18,591,271	30,462,097

NOTE 27 —  FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2015	01.01.2014	01.01.2013
Description	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$

Interest income	9,175,522	7,770,198	4,497,802
Other interest income	942,853	885,425	475,510
Total	10,118,375	8,655,623	4,973,312

b)             Finance expenses

	01.01.2015	01.01.2014	01.01.2013
Description	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$

Bond interest	42,096,039	44,917,601	12,441,966
Bank loan interest	8,115,445	15,029,145	14,283,636
Other interest costs	5,457,733	5,134,685	2,218,421
Total	55,669,217	65,081,431	28,944,023

NOTE 28 —  OTHER GAIN AND (LOSSES)

Other gains and (losses) are detailed as follows:

	01.01.2015	01.01.2014	01.01.2013
Details	12.31.2015	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$

Gains (loss) on derivative transactions raw materials	(1,620,304)	196,009	1,711,816
Losses on ineffective portion of hedge derivatives (see note 21 b)	(4,698,187)	(5,995,530)	(559,875)
Previous year allowance reversals	—	1,411,030	—
Restructuring of operations (new Renca plant)	—	—	(94,143)
Other income and (expenses)	17,370	(3,614)	(317,425)
Total	(6,301,121)	(4,392,105)	740,373

NOTE 29 —  THE ENVIRONMENT (unaudited)

The Company has made disbursements totaling ThCh$2,402,749 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

			Future commitments
				to be capitalized to
	Year ended 2015			property,
Country	Recorded as expenses	Capitalized to property, plant and equipment	to be Recorded as Expenses	plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	868,113	—	—	—
Argentina	601,537	715	245,048	—
Brazil	483,228	17,973	114,667	—
Paraguay	86,788	344,395	—	—
Total	2,039,666	363,083	359,715	—

NOTE 30 —  SUBSEQUENT EVENTS

On the ordinary Board of Directors, held and January 28, 2016, Directors of Embotelladora Andina S.A. agreed to incorporate a closed joint-stock company called Coca-Cola Del Valle New Ventures S.A. (“Coca-Cola Del Valle”).

The capital of Coca-Cola Del Valle will be Ch$10,000,000, 35% of which will be contributed by Embotelladora Andina S.A., 15% by Embonor S.A. and 50% by Coca-Cola de Chile S.A.  The main corporate purpose of Coca-Cola Del Valle will be the development and production of juices, water and non-carbonated beverages under brands owned by The Coca-Cola Company, that Andina and Coca-Cola Embonor S.A. are authorized to commercialize and distribute in their respective franchise territories.

There are no other subsequent events that may significantly impact the Company’s consolidated financial situation.