Form 20-F
period 2016-12-31
ANDINA BOTTLING CO INC
filed 2017-04-28
CIK 925261

As filed with the Securities and Exchange Commission on April 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•             the “Chilean territory” means the Metropolitan Region of Santiago, the Coquimbo region, and the provinces of Cachapoal, San Antonio, Antofagasta, Atacama, Aisén and Magallanes.

•             the “Brazilian territory” means the majority of the State of Rio de Janeiro, and the totality of the State of Espírito Santo, part of the state of São Paulo and part of the state of Minas Gerais.

•             the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, Buenos Aires (only San Nicolás and Ramallo), La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego and most of Santa Fe as well as part of the province of Buenos Aires.

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

In this annual report certain (local currency) amounts have been converted into United States dollars at the rate of Ch$676.68 to the dollar when it is average exchange rate and Ch$669.47 to the dollar when it is year-end exchange rate. Such conversions should not be construed as representations that the (local currency) amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

The Company’s Consolidated Financial Statements for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

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

The summary consolidated financial information as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 has been derived from our audited consolidated financial statements as of December 31, 2016 and 2015.  The summary consolidated financial information as of December 31, 2012, 2013 and 2014 and for the year ended December 31, 2012 and 2013 has been derived from our audited consolidated financial statements as of and for the years then ended not included herein.

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

Our income, cash flow and balance sheet accounts have been converted using the exchange rate at the end of the relevant period.

	Year ended December 31,
	2012(2)	2013(3)	2014	2015	2016	2016 (1)
	(in million Chilean pesos at December of each year and million US$)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
INCOME STATEMENT DATA
Net sales	1,172,293	1,521,681	1,797,200	1,877,394	1,777,459	2,655
Cost of sales	(698,955)	(914,818)	(1,081,243)	(1,106,706)	(1,033,910)	(1,544)
Gross profit	473,338	606,863	715,957	770,688	743,549	1,111
Other income	2,518	4,386	3,971	472	1761	3
Distribution expenses	(122,819)	(163,023)	(187,043)	(202,491)	(183,677)	(274)
Administrative expenses	(196,355)	(272,556)	(342,141)	(352,601)	(346,203)	(517)
Other expenses	(15,420)	(30,462)	(18,591)	(21,983)	(22,765)	(34)
Other (expense) income, net(4)	(2,336)	740	(4,392)	(6,301)	(3,387)	(5)
Financial income	2,728	4,973	8,656	10,118	9,662	14
Financial expenses	(11,173)	(28,944)	(65,081)	(55,669)	(51,375)	(77)
Share of (loss) profit of investments accounted for using the equity method	1,770	783	1,191	(2,328)	(263)	—
Foreign exchange differences	(4,471)	(7,695)	(2,676)	(2,856)	(68)	—
Loss from differences in indexed financial assets and liabilities	(1,006)	(1,832)	(12,463)	(7,308)	(6,378)	(10)
Net income before income taxes	126,774	113,233	97,388	129,741	140,856	210
Income tax expense	(38,505)	(22,966)	(45,354)	(41,643)	(48,807)	(73)
Net income	88,269	90,267	52,034	88,098	92,049	137

BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	55,522	79,976	79,514	129,160	141,264	211
Other financial assets	129	36,472	106,577	87,492	60,153	90
Other non-financial assets	18.203	9,696	7,787	8,686	8,601	13
Trade and other accounts receivable, net	152,817	195,434	198,110	176,386	190,524	285
Accounts receivable from related parties	5,324	8,029	5,994	4,611	5,789	9
Inventories	89,320	125,854	149,728	133,333	144,709	216
Current tax assets	2,879	3,990	6,026	7,742	1,702	3
Non-current assets classified as available for sale	2,978	1,133	—	—	—	—
Total current assets	327,172	460,584	553,736	547,410	552,742	826

Non-current assets:
Other financial assets	—	7,922	51,027	181,491	80,181	120
Other non-financial assets	26,927	28,796	33,057	18,290	35,247	53
Trade and other receivables	6,724	7,631	7,098	5,932	3,528	5
Accounts receivable from related parties	7	19	25	15	148	—
Investments accounted for under the equity method	73,080	68,673	66,050	54,191	77,198	115
Intangible assets other than goodwill	464,582	700,606	728,181	665,666	680,996	1,017
Goodwill	64,793	115,779	116,924	95,836	102,920	154
Property, plant and equipment	576,551	692,950	713,075	640,530	666,151	995
Total non-current assets	1,212,664	1,622,377	1,715,437	1,661,951	1,646,367	2,459
Total assets	1,539,836	2,082,961	2,269,173	2,209,361	2,199,110	3,285

Liabilities
Current liabilities
Other financial liabilities	106,248	106,877	83,402	62,218	64,801	97
Trade and other accounts payable	184,318	210,446	228,179	212,526	242,836	363
Accounts payable to related parties	32,727	43,425	55,967	48,653	44,120	66
Provisions	593	270	366	326	683	1
Income taxes payable	1,115	3,679	2,931	7,495	10,829	16
Employee benefits current provisions	19,633	21,440	27,747	31,791	35,653	53
Other non-financial liabilities	737	16,007	11,620	17,565	20,613	31
Total current liabilities	345,371	402,144	410,212	380,574	419,535	627

Non-current liabilities
Other long-term current financial liabilities	173,880	605,362	726,616	765,299	721,571	1,078
Trade and other payables	1,930	1,262	1,216	9,303	9,510	14
Provisions	6,422	77,542	77,447	63,976	72,399	108
Deferred income tax liabilities	111,415	105,537	126,126	130,202	125,609	188
Post-employment benefit liabilities	7,037	8,759	8,125	8,230	8,158	12
Other non-financial liabilities	176	922	433	243	159	—
Total Non-Current Liabilities	300,860	799,384	939,963	977,253	937,405	1,400

Issued capital	270,737	270,737	270,737	270,737	270,737	404
Retained earnings	239,845	243,193	247,818	274,755	295,709	442
Other reserves	363,582	346,739	378,739	284,982	254,159	380

	Year ended December 31,
	2012(2)	2013(3)	2014	2015	2016	2016 (1)
	(in million Chilean pesos at December of each year and million US$)
Equity attributable to equity holders of the parent	874,164	860,669	897,294	830,474	820,606	1,226
Non-controlling interests	19,441	20,764	21,703	21,060	21,564	32
Total equity	893,605	881,433	918,998	851,534	842,170	1,258
Total liabilities and equity	1,539,836	2,082,961	2,269,173	2,209,361	2,199,110	3,285

CASH FLOW DATA
Net cash flows generated from Operating Activities	188,857	172,085	215,514	264,909	223,447	334
Net cash flows used in investing activities	(156,170)	(447,550)	(166,776)	(103,131)	(113,916)	(170)
Net cash flows provided by (used in) financing activities	(3,551)	303,106	(46,920)	(98,560)	(98,225)	(147)
Net increase in cash and cash equivalents before exchange differences	29,136	27,641	1,818	63,218	11,306	17
Effects of exchange differences on cash and cash equivalents	(4,912)	(3,187)	(2,280)	(13,571)	797	1
Net increase (decrease) in cash and cash equivalents	24,224	24,454	(462)	49,647	12,103	18
Cash and cash equivalents — beginning of year	31,298	55,522	79,976	79,514	129,161	193
Cash and cash equivalents - end of year	55,522	79,976	79,514	129,161	141,264	211

OTHER FINANCIAL DATA
Adjusted EBITDA(5)	207,988	254,621	289,740	316,229	311,004	465
Adjusted EBITDA margin(6)	17,7%	16,7%	16,1%	16,8%	17,5%	17,5%
Adjusted EBITDA/net financial expense(7)	24,6	10,6	5,1	6,9	7,5	7,5
Net debt(8)	224,477	587,869	572,901	429,373	504,774	754
Net debt/Adjusted EBITDA(9)	1,1	2,3	2,0	1,4	1,6	1,6
Depreciation and amortization	53,824	83,337	102,967	100,632	97,334	145
Capital expenditures	143,764	183,697	114,217	112,400	128,217	192
Dividends paid	69,766	73,041	52,269	53,671	67,585	101
Basic and diluted earnings per share:
Series A(10)	104,12	89,53	52,19	88,40	91,080	0,13
Series B(10)	114,53	98,48	57,41	97,24	100,190	0,15
Basic and diluted earnings per ADR:(11)
Series A(10)	624,72	537,18	313,16	530,40	546,480	0,81
Series B(10)	687,18	590,88	344,48	583,44	601,140	0,89
Capital Stock:
Series A	473,289,368	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
Series B	473,289,368	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303
Issued Capital	270,759	270,738	270,738	270,738	270,738	404
Total dividends declared:
Total Series A Shares	34.018	33.888	24.800	29.344	33,130	49
Total Series B Shares	37.420	37.276	27.283	32.278	36,443	54

OTHER OPERATING DATA (unaudited)
Sales volume
Coca-Cola trade brand soft drinks (millions of UCs)(12)	517.6	633.5	671.6	653.8	613.2	613.2
Other beverages (millions of UCs) (12)(13)	78.6	129.5	159.0	166.1	165.8	165.8

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

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016 (1)
	(in millions of Ch$ and US$)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$
Net income	88,269	90,267	52,034	88,098	92,049	137
Add:
Income taxes	38,505	22,966	45,354	41,643	48,807	73
Finance costs	11,173	28,944	65,082	55,669	51,375	77
Finance income	(2,728)	(4,973)	(8,656)	(10,118)	(9,662)	(14)
Depreciation and amortization	53,824	83,337	102,967	100,632	97,334	145
Share of profit of investments using equity method of accounting	(1,770)	(783)	(1,191)	2,328	263	—
Foreign exchange difference	4,471	7,695	2,675	2,856	68	—
Gain (loss) from indexed financial assets and liabilities	1,754	1,833	12,462	7,308	6,378	10
Other income	(3,266)	(4,386)	(3,971)	(472)	(1,761)	(3)
Other expenses	15,420	30,462	18,591	21,983	22,765	34
Other income (expenses)	2,336	(741)	4,392	6,301	3,387	5
Adjusted EBITDA(14)	207,988	254,621	289,740	316,229	311,004	465

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

	Daily observed exchange rate Ch$ per US$
	High(1)	Low(1)	Average(2)	Period end (3)
Year ended December 31,
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.33	606.75
2015	715.66	597.10	654.66	710.16
2015	730.31	645.22	676.69	669.47

Month end
October 31, 2016	670.88	651.65	663.56	651.18
November 30, 2016	679.24	650.72	667.24	673.54
December 31, 2016	677.11	649.40	666.97	669.47
January 31, 2017	673.36	646.19	660.09	646.19
February 28, 2017	648.88	638.35	643.44	648.88
March 31, 2017	669.52	650.98	661.86	663.97
April 2017 (through April 21, 2017)	661.42	647.47	653.54	650.65

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

Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to US$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. For the last few years the Argentine government has maintained a policy of intervention in foreign exchange markets, conducting periodic transactions for the sale and purchase of U.S. dollars. There is no way to foresee if this could continue in the future. See also “Item 10. Additional Information—D. Exchange Controls—Foreign Exchange Controls—Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation as reported by the Central Bank of Argentina. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	High	Low	Average(1)	Period end

Year ended December 31,
2012	4.917	4.304	4.552	4.917
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
2015	13.005	8.554	9.269	13.005
2016	16.030	13.200	14.781	15.890
Month end
October 31, 2016	15.230	15.070	15.174	15.150
November 30, 2016	15.868	14.920	15.346	15.868
December 31, 2016	16.030	15.479	15.828	15.890
January 31, 2017	16.080	15.810	15.909	15.897
February 29, 2017	15.800	15.360	15.592	15.480
March 31, 2017	15.645	15.390	15.522	15.390
April 2017 (through April 21, 2017)	15.490	15.190	15.330	15.490

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

	Daily observed exchange rate R$ per US$
	High	Low	Average	Period end
Year ended December 31,
2012	1.9016	1.5345	1.6746	1.8758
2013	2.1121	1.7024	1.9550	2.0435
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3314	3.9048
2016	4.1558	3.1193	3.2564	3.2591
Month end
October 31, 2016	3.2359	3.1193	3.1858	3.1811
November 30, 2016	3.4446	3.2024	3.3420	3.3967
December 31, 2016	3.4650	3.2591	3.3523	3.2591
January 31, 2017	3.2729	3.1270	3.1966	3.1270
February 28, 2017	3.1479	3.0510	3.1042	3.0993
March 31, 2017	3.1735	3.0765	3.1279	3.1684
April 2017 (through April 21, 2017)	3.1463	3.0923	3.1238	3.1453

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

74% of our net sales for the year ended December 31, 2016 were derived from the distribution of soft drinks under The Coca-Cola Company trademarks, and an additional 21% was derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, The Coca-Cola Company’s local subsidiary or The Coca-Cola Company, or, in the case of juices and nectars, The Minute Maid Company, a subsidiary of The Coca-Cola Company. The Coca-Cola Company has the ability to exercise substantial influence over our business through its rights under these bottler agreements. Under these bottler agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrate sold to us. The Coca-Cola Company also monitors our prices and has the right to review and approve our marketing, operational and advertising plans. In addition, The Coca-Cola Company may unilaterally set the price for its concentrate, and it may in the future increase the price we pay for concentrate at any time during the term of the Bottling Agreement, increasing our costs.  These factors may impact our profit margins, which could adversely affect our net income and results of operations.

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

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms.  We currently are party to: two agreements for Chile, which expire in 2018 and 2019, one agreement for Brazil, which expires in 2017, one agreement for Argentina, which expires in 2017, and one agreement for Paraguay, which expires in 2020. We cannot provide any assurance that our bottler agreements will be maintained or extended upon their termination.  Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would have a material adverse effect on our business, financial condition and results of operation.

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

The nonalcoholic beverage business environment is changing rapidly, as a result of increased obesity and other health concerns, which could have a material adverse effect on demand for our products, and consequently on our financial performance.

Consumers, public health officials and government officials in the majority of our markets, are increasingly concerned with public health consequences associated with obesity, particularly among young people.  Additionally, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sugar-sweetened beverages and beverages sweetened with nutritive or alternative sweeteners.  Increasing public concern about these issues, the possibility of taxes on sugar-sweetened beverages, additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages and any negative publicity resulting from actual or threatened legal actions against nonalcoholic beverage companies relating to the marketing, labeling or sale of beverages may reduce demand for our products, which could adversely affect our profitability.

In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand.

The nonalcoholic beverage business environment in our territories is dynamic and constantly evolving rapidly as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns; shifting consumer preferences and needs; and changes in consumer lifestyles.  In addition, the non-alcoholic beverage retail landscape is dynamic and is constantly evolving, and if we are unable to successfully adapt in this environment, our participation in the sales of non-alcoholic beverages, and financial results in general will be negatively affected.

Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.

The soft drink and nonalcoholic beverage businesses in general are highly competitive in each of the territories in which we operate. We compete with bottlers of local and regional brands, including low cost beverages and Pepsi products.  This competition in each of the regions where we operate is likely to continue, and we cannot assure you that it will not intensify in the future, which could materially and adversely affect our financial condition and results of operations.

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

We purchase our raw materials from both domestic and international suppliers, some of which must be approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Because the prices of the main raw materials are denominated in U.S. dollars, we are subject to local currency risk with respect to each of our operations. If any of the Chilean peso, Brazilian real, Argentine peso, or Paraguayan guaraní were to depreciate significantly against the U.S. dollar, the cost of certain raw materials in our respective territories could rise significantly, which could have an adverse effect on our financial condition and results of operations. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future.  Additionally, some raw material prices  are subject to high volatility, which could also have a material adverse effect on our profitability. The supply or cost of specific raw materials could be adversely affected by domestic or global price changes, strikes, weather conditions, taxes, governmental controls or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our financial performance.

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

Water is the main ingredient in substantially all of our products. It is also a limited resource in many parts of the world, facing unprecedented challenges from overexploitation, increasing pollution and poor management.  As demand for water continues to increase around the world, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints that could adversely affect our profitability or net operating revenues. We obtain water from various sources in our territories, including springs, wells, rivers and municipal and state water companies pursuant to concessions granted by governments in our various territories. We are also subject to uncertainty regarding the interpretation of the laws of the countries in which we operate, and any ambiguity or uncertainty regarding the interpretation or application of regulations can result in increased production costs or penalties for non-compliance, which are impossible or difficult to predict. We also anticipate discussions on new regulations on ownership and water usage. Water scarcity or changes in governmental regulations aimed at rationing water in the region could affect our water supply.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Significant additional labeling or warning requirements may inhibit sales of our products.

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products. In addition, the Chilean congress recently passed a new law which became effective on June 27, 2016, with respect to labeling of certain consumer products, including soft drinks and bottled juices and waters such as ours. In October 2015 we implemented a plan to adjust our labels to the new requirements of this law in order to be able to comply with its requirements. Due to the difficulty of determining the future scope and interpretation of the requirements of this law we may be subject to ambiguity or uncertainty with respect to its interpretation and application which could result in non-compliance and associated costs and penalties, which are impossible or difficult to predict.  These requirements may adversely affect sales of our products.

Our business may be adversely affected if we are unable to maintain brand image and product quality.

Our beverage business is highly dependent on maintaining the reputation of our products in the countries where we operate. If we fail to maintain high standards for product quality, our reputation and ability to remain a distributor of The Coca-Cola Company beverages in the countries where we operate could be jeopardized. Negative publicity or incidents related to our products may reduce their demand and could have a material adverse effect on our financial performance. If any of our products is defective or found to contain contaminants, or causes injury or illness, we may be subject to product recalls or other liabilities.

We take precautions in order to minimize the risk that our beverage products are not free from contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) are free of defects. Such precautions include quality-control programs for raw materials, the production process and of our final products. We have established procedures to correct any problems detected.

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

A significant portion of our sales derives from sales of soft drinks branded with trademarks of The Coca-Cola Company, as well as other trademarks. If other parties attempt to misappropriate trademarks we use, we may be unable to protect these trademarks. The maintenance of the reputation of these brands is essential for the future success of our beverage business. Misappropriation of trademarks we use, or challenges thereto, could have a material adverse effect on our financial performance.

Weather conditions or natural disasters may adversely affect our business.

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of our beverages. Additionally, adverse weather conditions or natural disasters may affect road infrastructure in the countries in which we operate and limit our ability to sell and distribute our products.  For example, in February of 2010 our business experienced a temporary interruption in our production as a result of the 8.8 magnitude earthquake in central Chile; and in March 2015, flash floods in the north of Chile interrupted our production and distribution in such territory.

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

We are increasingly dependent on information technology networks and systems, including over the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for digital marketing activities and electronic communications among us and our clients, suppliers and also among our subsidiaries and facilities. Security breaches or infrastructure flaws can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches or flaws, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information.

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

A substantial portion of our employees is covered by collective bargaining labor agreements.  These agreements generally expire every year. Our inability to renegotiate these agreements on satisfactory terms could cause work stoppages and interruptions, which may adversely impact our operations. Amendments to the terms and conditions of existing agreements could also increase our costs or otherwise have an adverse effect on our operational efficiency. We experience periodic strikes and other forms of labor unrest through the ordinary course of business. We cannot assure you labor interruptions or other labor unrest will not occur in the future. If we experience strikes, work stoppages or other forms of labor unrest at any of our production facilities, our ability to supply beverages to customers could be impaired, which would reduce our net operating revenues and could expose us to customer claims.

Our business is subject to extensive regulation, which is complex and subject to change.

We are subject to local regulations in each of the territories in which we operate. The principal areas in which we are subject to regulation are water, environment, labor, labelling, taxation, health, consumer protection, advertising and antitrust. Regulation could also affect our ability to set prices for our products. The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. Further changes in current regulations may result in increased compliance costs, which may have an adverse effect on our results or financial condition.

In the past, voluntary price restraints or statutory price controls have been imposed in several of the countries in which we operate. Currently there are no such restraints or price controls applicable to our products in any of the territories in which we operate, except in Argentina.  However, we cannot assure you that government authorities in any country in which we operate will not impose statutory price controls, or that we will not be requested to impose voluntary price restraints in the future. The imposition of such restraints or price controls be in the future may have an adverse effect on our results and financial condition.

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

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation.

In the ordinary course of our business, we become involved in various claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant.  Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business. Ineffective communications during or after these proceedings could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities. Additionally, adverse preliminary decisions in one or more of these proceedings may require the use of substantial financial resources during its review by a higher court.

In addition, during recent years, the Company has been subject to judicial proceedings and administrative investigations associated with alleged monopolistic practices. Although these processes and investigations have not resulted in any convictions or penalties for the Company, we cannot assure that this will not occur in the future. Ineffective communications, during or after these procedures or investigations, or possible sanctions in matters of competition, could have an adverse effect on our business.

The countries in which we operate may adopt new tax laws or modify existing laws to increase taxes applicable to our business or to reduce existing tax incentives.

We cannot assure you that any governmental authority in any country where we operate will not impose new taxes or increase taxes on our products in the future. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition and results.

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

Notwithstanding the above, local shareholders and shareholders domiciled in countries that do not have an existing treaty to avoid double taxation with Chile, can only credit 65% of corporate income tax, which results in a total tax burden on profits distributed to those shareholders of 44.45%. The credit limitation is made by establishing a debit (tax) to the shareholder equal to 35% of corporate income tax. This tax debit does not apply to dividends paid to a shareholder resident in a country that has an existing treaty to avoid double taxation with Chile and, until 2019, this exemption will also apply to dividends paid in a country where such a treaty has been signed but is not yet in force.

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

In Argentina, the tax burden has steadily increased in recent years, especially at the provincial and municipal levels, where tax rates are increased nearly every year. However, in nearly all of the provinces where Andina Argentina pays taxes, companies that have a production plant or that carry out investments at the production plants in the province are granted reduced rates and in some cases zero rates on gross income taxes.

Andina Argentina enjoys the benefit of zero tax rate on gross income in the province of Cordoba until the year 2021 under an industrial promotion, as a result of our investments at the Montecristo plant in 2010. For these same investments, the municipality of the city of Córdoba gave us a 60% discount off of the trade and industry taxation rate until 2018. Termination, non-extension or non-renewal of these tax incentives would have a material adverse effect on our business, financial condition and results of operations.

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

40.8% of our assets as of December 31, 2016 and 30.4% of our net sales for the year ended December 31, 2016 corresponded to our operations in Chile.  Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile.

International and local economic crisis may adversely affect the Chilean economy, and unfavorable general economic conditions could negatively affect the affordability of and demand for some of our products. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products or buying low cost brands offered by competitors. Any of these events could have an adverse effect on our business, financial condition and results of operations.

According to data published by the Central Bank, the Chilean economy grew at a rate of 4.2% in 2013 and 1.9% in 2014 2.3% in 2015, and at a rate of 2.3%, 1.6% and 1.6% respectively during the first three quarters of 2016. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

Although Chilean inflation has decreased in recent years, Chile has experienced high levels of inflation in the past. The annual rates of inflation in Chile, which in 2013, 2014, 2015 and 2016 were 3.0% 4.6% 4.4% and 2.7%, respectively, as measured by changes in the consumer price index and as reported by the INE (Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics), could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations if we are unable to increase our prices in line with inflation. We cannot assure you that Chilean inflation will not revert to high levels in the future.

The measures taken by the Central Bank to control inflation have often included maintaining a conservative monetary policy with high interest rates, thereby restricting the availability of credit and economic growth. Inflation, measures to combat inflation, and public speculation about possible additional actions have also contributed to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are UF-denominated or are indexed to the Chilean consumer price index. Due to competition, we cannot assure you that we will be able to realize price increases, which could adversely impact our operating margins and operating income. Additionally, an important part of our financial debt is UF-denominated, and therefore the value of the debt reflects any increase of the inflation in Chile.

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

Based on the Observed Exchange Rates for U.S. dollars as of December 31, 2013, 2014, 2015 and 2016, the Chilean peso depreciated 9.3%, 15.7%, 14.7% and -5.7%, respectively, relative to the U.S. dollar in nominal terms.

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

36.9% of our assets as December 31, 2016 and 33.2% of our consolidated net sales for the year ended December 31, 2016 corresponded to our operations in Brazil.

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

The Brazilian economy has been experiencing a slowdown — GDP growth rates were 1.9%, 3.0% and 0.5% in 2012, 2013, and 2014, respectively, but GDP decreased 3.8% in 2015 and a 3.5% decrease is expected in 2016. In addition, the Brazilian real continues to significantly weaken in comparison to the U.S. dollar.

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

Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil. In addition, protests, strikes and corruption scandals, including the “Lava Jato” investigation, have led to a fall in confidence and a political crisis. In August 2016, Brazilian President Dilma Rousseff was impeached and removed from office for violations of fiscal responsibility laws and the then-Vice-President Temer assumed office to complete the remainder of the presidential mandate. We cannot predict the outcome of recent political uncertainty in Brazil. The political crisis could worsen the economic conditions in Brazil, which may worsen purchasing power, consumption and supply chain costs and adversely affect our results of operations and financial condition.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil, adversely affecting the operations of Andina Brazil, which could adversely impact our financial condition and results of operations.

Brazil has historically experienced extremely high rates of inflation. Inflation, and several measures taken by the Federal Government in order to control it, combined with speculation about possible government measures, have in the past had significant negative effects on the Brazilian economy. Historically, the annual inflation rates recorded in Brazil before 1995 were extremely high, and included periods of hyperinflation. According to the National Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”), Brazilian consumer price inflation rates were, 5.8% in 2012, 5.9% in 2013, 6.4%  in 2014, 10.7% in 2015 and 6.3% in 2016.  Considering this history and the uncertainty around the Brazilian government’s policies, we cannot provide any assurance that inflation rates in Brazil will not increase more.

Brazil may continue experiencing high levels of inflation in 2017, above the Central Bank’s target. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net profit. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations and financial condition.

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

In 2014, the real depreciated against the U.S. dollar, closing at R$2.66 to US$1.00 on December 31, 2014. In 2015, the real depreciated against the U.S. dollar, closing at R$3.90 to US$1.00 on December 31, 2015. In 2016, the real appreciated against the U.S. dollar, closing at R$3.26 to US$1.00 on December 31, 2016. We cannot guarantee that the real will not again depreciate or appreciate against the U.S. dollar in the future. In addition, we cannot guarantee that any deprecation or appreciation of the real against the U.S. dollar or other currencies will not have an adverse effect on our business.

Depreciation of the real against major foreign currencies, including the U.S. dollar, could create additional inflationary pressures in Brazil and cause the Central Bank to increase interest rates in an effort to steady the economy. In turn, these measures could negatively affect the growth of the Brazilian economy as a whole and may harm our financial condition and our results of operations, curtail access to foreign financial markets and prompt government intervention, including efforts to avoid recession. Depreciation of the real can also, as in the context of an economic slowdown, lead to a decrease in consumer spending, deflationary pressures and reduced growth in the Brazilian economy as a whole.

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

Given the high tax burden in Brazil, federal and state authorities of that country offer a series of significant tax incentives to certain territories and/or localities in order to attract investment, particularly for manufacturers and other companies operating and investing in Brazil. Coca-Cola Andina Brazil has received some of these tax incentives and its results are strongly influenced by these incentives. Although these incentives have been renewed in the past, we cannot assure that they will continue to be renewed in the future. Termination, non-extension or non-renewal of said tax incentives could have a material adverse effect on our business, financial condition and results of operation.

Tax proceedings may result in a significant tax liability

Rio de Janeiro Refrescos Ltda. is part of a series of procedures in which their right to use certain tax credits associated with the purchase of raw materials from the Manaus free zone is at issue. On this matter, particularly relevant are a series of ongoing administrative tax proceedings in which the Brazilian federal tax have claimed that Ipiranga, which was absorbed by Rio de Janeiro Refrescos Ltda in December 2013, has unpaid liabilities for value-added tax on industrialized products (imposto sobre produtos industrializados, or IPI) in an aggregate amount, as of December 31, 2016, of approximately R$1,245,990,136. These proceedings are at administrative as well as judicial different procedural stages. We disagree with the Brazilian tax authorities’ position and believe that Ipiranga was entitled to claim IPI tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that Ipiranga’s likelihood of loss in most of these proceedings is classified as possible to remote (i.e., approximately 30% likelihood). Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is impossible to predict its final resolution. Finally, pursuant to the agreement under which we agreed to acquire Ipiranga’s shares, the sellers agreed to indemnify us for such tax obligations and establish a five year duration escrow account (which five year term expires on October 11, 2018) to support this indemnity liability in an amount equivalent to R$ 286,446,799.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

9.7% of our assets as of December 31, 2016 and 29.0% of our net sales for the year ended December 31, 2016 corresponded to our operations in Argentina. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our business operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. During 2001 and 2002, Argentina went through a period of major political, economic and social instability, which led to a partial default by Argentina in the payment of its sovereign debt, and the devaluation of the peso in January 2002, after over ten years of parity with the U.S. dollar. Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this recovery is sustainable. This is mainly because recent economic growth was initially dependent on a significant devaluation of the Argentine peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. According to the INDEC (Instituto Nacional de Estadísticas y Censos, or the National Statistics and Census Institute), GDP growth in real terms in Argentina was 10.1% in 2010, 6.0% in 2011,-1.0% in 2012, 2.4% in 2013, 2.5% in 2014, 2.6% in 2015 and -2.3% in 2016. We cannot assure you that Argentine GDP will increase or remain stable in the future. Domestic and external economic crisis, the international demand for Argentine products, the instability and competitiveness of the Argentine peso against foreign currencies, confidence among consumers and foreign and domestic investors, the inflation rate and future financial and economic uncertainties, among other factors, may affect the development of the Argentine economy.

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

In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures, which included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including for purposes of paying principal and interest on debt and distributing dividends. From December 2011 to November 2015, the Argentine Government imposed additional restrictions on the purchase of foreign currency and certain transfers of funds out of Argentina and reduced the time required to comply with certain transfers of funds into Argentina. During December 2015 these restrictions began to be reviewed and removed by the new administration in order to normalize the existing exchange-rate policy.

Under current Argentine law, we may declare and distribute dividends with respect to our Argentine subsidiary and Argentine banks may lawfully process payments of those dividends to us and other non-resident shareholders. Our declaration and distribution of dividends is subject to certain statutory requirements and must be consistent with our audited financial statements. The processing of payment of dividends by Argentine banks is subject to Argentine Central Bank regulations, including verification of our Argentine subsidiary’s compliance with foreign debt and direct investment disclosure obligations. In addition to statutory and administrative rules affecting our Argentine subsidiary’s payment of dividends, during 2012 the Argentine government imposed discretionary restrictions on Argentine companies as part of a policy to limit outbound transfers of U.S. dollars. From 2010 until the beginning of 2016 these restrictions halted dividend payments to non-resident shareholders. At the start of 2016 the new administration began decreasing these restrictions which enabled us to begin withdrawing earnings from our Argentine subsidiary. There are currently no restrictions imposed by the Argentine government to withdraw earnings from Argentina.

Nonetheless, we cannot assure you that we will be able to cause our Argentine subsidiary to distribute dividends to its non-resident shareholders, despite otherwise meeting all statutory and regulatory requirements for payment.

Argentina’s government may impose certain restrictions on imports, which could have an impact in our operations.

Since February 2012, pursuant to a resolution of the Argentine Federal Tax Authority (“Administración Federal de Ingresos Públicos—AFIP”) Argentine importers were required to file a “Prior Import Statement” (“Declaración Jurada Anticipada de Importación—DJAI”) with the AFIP providing information on future imports prior to the execution of any purchase order or similar document.  Compliance with this requirement, was verified by the Argentine customs upon arrival of the goods into Argentina and was a condition for the authorization of the payment of the purchase price by the Argentine fiscal entities. Although this was intended merely as an information gathering regime, it may in the future be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services (known by its initials as “DJAS”), and resulted in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. While the change in the Argentine government that occurred in December 2015 relaxed restrictions on imports of goods and services and replaced the Prior Import Statement system described above with a Comprehensive System of Monitoring Imports (Sistema Integral de Monitoreo de Importaciones— (SIMI), together with the implementation of automatic and non-automatic licenses), while maintaining the DJAS, we cannot assure that these restrictions will be completely removed or that the previous regime will not be reinstated. Restrictions on Argentine imports of goods and services of our subsidiaries may adversely affect our financial conditions or results of operations.

Inflation in Argentina may adversely affect our operations, which could adversely impact our financial condition and results of operations.

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and its money supply. According to the INDEC, the official annual rates of inflation for the years 2011, 2012, 2013, 2014 and 2015 (date until October 2015 since the INDEC suspended its report thereafter) were 9.5%, 10.8%, 10.9%, 23.9% and 11.8%, respectively. Moreover, after changes in personnel and in the methodology used to calculate the consumer price index at the INDEC in 2007, the accuracy of its past measurements has been put into doubt by economists and investors. The actual consumer price index and wholesale price index may therefore be substantially higher than those indicated by the INDEC for years prior to December 2015. With the change of the Argentine Government in December 2015, INDEC suspended the issuance of reports on the consumer and wholesale price indices until April 2016, at which time INDEC began disseminating a new CPI monthly series, without reporting the months prior to April 2016. We cannot assure  that INDEC will not be suspended again in the future, which could cause a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on our operations and financial condition.

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

High inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, a dilution of the positive effects of the Argentine peso devaluation on the export-oriented sectors of the Argentine economy, even with the elimination of the exchange restriction, could decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia, the Stabilization Coefficient Index, a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country’s financial obligations. A high level of uncertainty with respect to these economic indicators, and a general lack of stability with respect to inflation, could cause a shortening of contract terms and affect the ability of businesses to plan and make decisions, thereby materially and adversely affecting economic activity and consumers’ income and their purchasing power, all of which could have a material adverse effect on our financial condition and operating results.

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

The exchange rate in Argentina depreciated by 52.5% in 2015 and 21.8% in 2016 against the U.S. dollar with respect to the exchange rate as of the end of 2014 and 2015, respectively.

In late 2011 the Argentine government implemented a series of measures aimed at maintaining the level of reserves of the Banco Central de la República Argentina (“BCRA”). As part of that effort, during the last quarter of 2011 until December 2015 new measures were implemented to limit the purchase of foreign currency by private companies and individuals. Access to the foreign exchange market requires authorization of the tax authorities, among other restrictions. As a result, the implied exchange rate in the quotation of Argentine securities that traded in foreign markets and in the local market increased significantly. During the year 2015 these restrictions continued increasing, making operations to withdraw payments to overseas suppliers highly complex. In January 2015 the purchase of dollars per day was limited to US$300,000. By the middle of the year, this limit had been decreased to US$75,000 and by year end was US$50,000, which forced companies to split foreign import payments and caused some companies to reduce their importation of certain inputs. On December 17, 2015, after the devaluation of the Argentine Peso, the split exchange rate market was reunified with the return of the “Single Free Exchange Market” (Mercado Unico Libre de Cambio) and many restrictions on acquisition of foreign exchange and payments to overseas suppliers were eliminated. However, we cannot assure  that such restrictions may not be implemented again in the future.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Due to the high levels of inflation, labor organizations are demanding significant wage increases. In 2013, 2014, 2015 and 2016 the increase of the vital and mobile minimum salary was 23.60%, 33.33%, 27% and 35.2%, respectively, and for these same years the market average salary increase for workers was 25%, 30%, 32% and 33.4%, respectively.

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

12.6% of our assets as of December 31, 2016 and 7.4% of our net sales for the year ended December 31, 2016 corresponded to our operations in Paraguay.  Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

GDP in Paraguay for the year 2016 grew by 4.0%, according to preliminary figures from the Central Bank of Paraguay published in the month of December of 2016, compared to growth of 3.1% in 2015, 4.7% in 2014, and 14.2% in 2013. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

Economic conditions in Argentina and Brazil

The situation of the Paraguayan economy is strongly influenced by the economic situation in Argentina and Brazil. A deterioration in the economic situation of these countries could adversely affect our financial condition and operating results.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Although it has remained stable at around 4% during the last 5 years, we cannot assure  that inflation in Paraguay will not increase significantly. An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income.

The Paraguayan guaraní is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Banco Central de Paraguay, or Paraguay Central Bank (“BCP”), actively participate in the exchange market in order to reduce volatility.

In 2016 the guaraní appreciated 0.7% against the U.S. dollar, while in 2015 it depreciated by 25.2%.  While the guaraní appreciated during 2016, the local currency follows regional and global trends. When the U.S. dollar’s value increases and raw materials lose value, this directly impacts Paraguay’s generation of foreign exchange which occurs mainly through the export of raw materials.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$209,857 million at December 31, 2016 and an average monthly trading volume of approximately US$1,970 million for 2016. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

ITEM 4.                         INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Our legal name is Embotelladora Andina S.A., and our commercial name is Coca-Cola Andina. We were incorporated and organized as a sociedad anónima on February 7, 1946 under Chilean regulations, most importantly Chilean Companies’ Law N° 18,046. An abstract of our bylaws is registered with the Registro de Comercio del Conservador de Bienes Raíces de Santiago (Public Registry of Commerce of the Real Estate Commission Administrator of the City of Santiago) under No. 581 of the year 1946. Pursuant to our bylaws, our term of duration is indefinite.

Our shares of common stock are listed and traded on the Santiago Stock Exchange, on the Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) and the Bolsa de Corredores de Valparaiso (the Valparaiso Stockbrokers Stock Exchange). Our Series A and Series B ADRs representing our Series A and Series B shares, respectively, are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida Miraflores 9153, Piso 7, Renca, Santiago, Chile. Our telephone number is +562-2338-0520 and our website is www.koandina.com.

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

In 1998, we purchased a 49% stake in Vital S.A. from The Coca-Cola Company. Concurrently, The Coca-Cola Company purchased Vital’s mineral water springs located in Chanqueahue, 80 miles south of Santiago. As part of the transaction, the Vital bottler agreement was replaced with a Minute Maid International Inc., juice bottler agreement and a new mineral water bottling agreement with The Coca-Cola Company.

The production and packaging business of water, juices and non-carbonated beverages licensed by The Coca-Cola Company in Chile was restructured in 2005. Vital Aguas S.A. (“VASA”) was created in 2005 in order to develop the processing, production and packaging of mineral water and other waters by Agua Mineral de Chanqueahue Vital.  Andina and Embonor S.A. continued the development of juices and non-carbonated beverages through their ownership stakes in Vital S.A., holding 66.5% and 33.5%, respectively.  In January 2011 the juice production business was restructured to allow the incorporation of the other Coca-Cola bottlers in Chile to the ownership of Vital S.A., which changed its name to Vital Jugos S.A. Andina and Embonor hold 65% and 35% stakes in Vital Jugos S.A., respectively.

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

On October 11, 2013, Andina Brazil, a subsidiary of Embotelladora Andina S.A. (“Coca-Cola Andina”) in Brazil, closed the acquisition of 100% of the capital stock of Companhia de Bebidas Ipiranga (“Ipiranga”) in an all-cash transaction. Ipiranga is also a Coca-Cola bottler with operations in part of the States of São Paulo and part of the State of Minas Gerais. This acquisition was previously arranged between the parties through an agreement signed on July 10th, 2013. The final price paid was R$1,155,445,998. Ipiranga is a leading bottler of The Coca-Cola System in Brazil that operates in certain territories of the states of São Paulo and Minas Gerais. During 2012, its sales volume amounted to 89.3 million unit cases, with revenues amounting to R$695 million, and an EBITDA of R$112 million.

During 2013, there was a restructuring of the juice and mate business, pursuant to which the companies in which Rio de Janeiro Refrescos Ltda. held an interest were merged. As a result of the restructuring Rio de Janeiro Refrescos Ltda. ended up with a 9.57% ownership interest in Leão Alimentos y Bebidas Ltda., the legal successor of these companies. This percentage increased to 10.87% as a result of our acquisition of, and subsequent merger with, Compañía de Bebidas Ipiranga that held an ownership interest in Leão Alimentos y Bebidas Ltda.  During 2014, Rio de Janeiro Refrescos Ltda. sold 2.05% of its ownership interest in Leão Alimentos e Bebidas Ltda., remaining with a final ownership interest of 8.82%.

During 2015 and 2016, Rio de Janeiro Refrescos made two capital increases in Leão Alimentos S.A for a total amount of R$ 39.9 million. Rio de Janeiro Refrescos’ ownership interest in Leão Alimentos S.A did not increase, given that all of the shareholders of Leão Alimentos S.A proportionally participated in the capital increase.

During 2016, Rio de Janeiro Refrescos, along with Coca-Cola Brazil and the other bottlers in Brazil, purchased Laticinios Verde Campo Ltda. The purchase was made through Trop Frutas do Brasil Ltda. a subsidiary of Leão Alimentos S.A.  Rio de Janeiro Refrescos acquired 7.52% of Laticinios Verde Campo Ltda. in R$ 29.5 million.

In 2016, Rio de Janeiro Refrescos signed an agreement with Monster Energy Company for the distribution of Monster Energy products in Andina Brazil’s territory. These began being distributed on November 1, 2016.

In 2016, Rio de Janeiro Refrescos closed its production facility in Cariacica, State of Espirito Santo, leaving only two production facilities, in the States of Rio de Janeiro and Sao Paulo.

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

Capital Expenditures

During 2016, we used external financing to refinance certain current financial liabilities, to cover temporary cash shortages and other corporate purposes.

The following table sets forth our capital expenditures by country for the 2014-2016 period:

	Year ended December 31,
	2014	2015	2016
	MCh$	MCh$	MCh$
Chile	45,110	50,043	42,430
Brazil	30,280	24,831	39,517
Argentina	25,724	30,056	37,030
Paraguay	13.103	7,470	9,240
Total	114,217	112,400	128,217

During 2016, we made investments totaling Ch$1,532 million (unaudited figures) for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies. For further details please refer to Note 29 of our consolidated financial statements filed herewith.

Our total capital expenditures were Ch$114,217 million in 2014, Ch$112,400 million in 2015 and Ch$128,217 million in 2016.

We have budgeted approximately US$200-230 million for our capital expenditures in 2017. Our capital expenditures in 2017 are primarily intended for:

• investments in production capacity (primarily for a plant in Brazil among other investments);

• market investments (primarily for the placement of coolers); and

• returnable bottles and cases.

For 2017, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2017 may change based on market conditions, our results or based on the variation of financial resources managed.

In 2016, capital expenditures were principally related to the following:

Argentina

•              Bottles (glass and PET) and bottle cases;

•              Coolers and post mix equipment;

•              New Hot Fill Line (Montecristo Plant — running since 2017);

•              New caps line for packaging (Andina Empaques Plant);

•              Process adaptation and new towers at Raw Sugar Plant (investment initiated in 2015);

•              Molds and tooling of new SKUs (CDS investment initiated in 2015);

•              Deposit for raw materials (Montecristo plant);

•              Expansion of packaging patio (Montecristo plant);

•              Forklifts; and

•              Purchase of tetra line for 1000 cm3 (Montecristo plant, exercising leasing purchase option).

Brazil

•              Begin construction of the Duque de Caxias plant;

•              Completion of the Caju Distribution Center;

•              REF PET and glass returnable bottles and bottle cases;

•              Coolers and post-mix equipment for the point of sale;

•              Structure adaptation for Olympic Games;

•              Production line adaptation for mineral waters;

•              Machinery to increase efficiency and production capacity; and

•              Acquisition of distribution trucks and motorcycles for the sales force.

Chile

•                                         Returnable bottles (glass and PET) and bottle cases;

•                                         Cold equipment, post-mix and other equipment for points of sale;

•                                         Purchase of distribution trucks and tow trucks;

•                                         Infrastructure investments at Renca plant, in logistics and sorting; and

•                                         Machinery to improve efficiency and production capacity.

Vital Jugos

•                                          Upgrade OW PET L2 bottle line;

•                                          Installation of CCTV, IP Technology

•                                          Acquisition and installation of tilter, cooling tunnel and vacuum transportation to nectar L1 filling room;

•                                          Roof expansion in loading patio;

•                                          Acquisition and installation of generator at power substation; and

•                                          Implementation of 2 new formats for Fuze products in L1.

Vital Aguas:

•                                          Upgrade L1 OW Glass bottle line;

•                                          Acquisition of overhauled PET B&H 2300 labelling equipment;

•                                          Acquisition and installation of MADEF CE-600 evaporating condenser; and

•                                          L3 and L4 rinser water recovery circuit.

Paraguay

•                                         Line 2 and Line 4 flexibility to fill 1500 cc and 1000 cc returnable glass;

•                                         Replacement of Line 2 washing basket;

•                                         Returnable bottles and plastic cases; and

•                                         Cooling equipment.

B.            BUSINESS OVERVIEW

We believe we are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We believe we are the largest bottler of Coca-Cola trademark beverages in Chile, the second largest in Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay. In 2016, we had consolidated net sales of Ch$1,777,459 million and total sales volume of 779.0 million unit cases of Coca-Cola soft drinks.

In addition to our soft drinks business, which accounted for 74% of our consolidated net sales during 2016, we also:

•                  produce and distribute fruit juices, other fruit-flavored beverages, flavored waters, mineral and purified water in Chile, Argentina and Paraguay under trademarks owned by The Coca-Cola Company;

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

•                  distribute beer in Brazil under the brands Amstel, Bavaria, Birra Moretti, Desperados, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Sol and Xingú;

•                  distribute beer in the south of Argentina; and

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2016.

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

Our Product Overview

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories. In addition, we distribute Heineken brand beer in Brazil and southern Argentina. The following table sets forth our brands as of December 31, 2016:

	Chile	Brasil	Argentina	Paraguay
Colas:
Coca-Cola	✓	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓	✓	✓
Coca-Cola Life	✓	✓

Flavored soft drinks
Crush			✓	✓
Fanta	✓	✓	✓	✓
Fanta Zero	✓	✓	✓	✓
Inca Kola	✓
Inca Kola Zero.	✓
Kuat		✓
Kuat Zero		✓
Nordic Mist	✓
Nordic Mist Zero	✓
Quatro	✓		✓

	Chile	Brasil	Argentina	Paraguay
Sprite	✓	✓	✓	✓
Sprite Zero	✓	✓	✓	✓
Schweppes		✓	✓	✓
Schewppes Zero			✓	✓
Schweppes Soda
Cantarina	✓

Juice
Cepita			✓
Del Valle	✓	✓
Kapo	✓	✓
Frugos	✓			✓
Frugos Light				✓
Mais		✓

Water
Aquarius	✓		✓	✓
Benedictino	✓
Bonaqua			✓
Kin			✓
Crystal		✓
Dasani				✓
Glaceau	✓
Vital	✓

Other
Black	✓
Burn	✓	✓		✓
Monster	✓	✓
Monster Zero	✓	✓
Chá Leão		✓
Fuze	✓	✓
I9		✓
Leão Ice Tea		✓
Matte Leão		✓
Powerade	✓	✓	✓	✓
Powerade Zero	✓	✓

Beer
Amstel		✓	✓
Bavaria		✓
Bieckert			✓
Birra Moretti		✓
Budweiser			✓
Desesperados		✓
Dos Equis (XX)		✓
Edelweiss		✓
Heineken		✓	✓
Imperial			✓
Kaiser		✓
Kunstmann			✓
Palermo			✓
Sagres		✓
Schneider			✓
Sol		✓	✓
Xingu		✓

In Chile, through the Koolife business unit we import and distribute in Chile Coca-Cola Cherry, Coca-Cola Vainilla, Coca-Cola without caffeine, Smartwater, GoldPeak (three flavors), GoldPeak Diet. Core Power (three flavors) and Zico (two flavors).

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

Chile

In Chile, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the metropolitan region of Santiago and the neighboring provinces of Cachapoal and San Antonio, as well as the regions of Antofagasta, Atacama, Coquimbo, Aysén and Magallanes.  Chile accounted for 29.8% and 30.3% of our volume and consolidated net sales, respectively, during 2016.

Soft Drinks. Our Chilean soft drink operations accounted for net sales in 2016 of Ch$391,479 million. We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2014		2015		2016
	Ch$	UCs	Ch$	UCs	Ch$	UCs
	(in millions)
Colas	262,901	122.8	262,173	115.4	265,516	109.4
Flavored soft drinks	100,222	45.7	113,820	50.1	125,963	51.9
Total	363,123	168.5	375,993	165.5	391,479	161.3

As of December 31, 2016, we sold our products to approximately 63,000 customers in Chile. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2014	2015	2016
	(%)
Mom & Pops(1)	53	50	48
Supermarkets	25	26	28
On premise	15	13	12
Wholesale distributors	7	11	12
Total	100	100	100

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

In 2016, net sales of waters and juices in Chile represented 8.4% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$148,948 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and as of October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the consummation of the Ipiranga acquisition on October 1, 2013.  Brazil accounted for 34.2% and 33.2% of our volume and consolidated net sales, respectively, during 2016.

Soft Drinks. The Brazilian soft drink operations accounted for net sales of Ch$389,048 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2014		2015		2016
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	365,744	186.6	320,220	180.7	295,115	164.0
Flavored soft drinks	125,188	63.6	97,289	54.9	93,933	52.2
Total	490,931	250.2	417,509	235.6	389,048	216.2

As of December 31, 2016, we sold our products to approximately 79,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2014	2015	2016
	(%)
Mom & Pops	26	25	25
Supermarkets	31	31	31
On premise	21	21	20
Wholesale distributors	22	23	24
Total	100	100	100

Other Beverages. We distribute beer under the Amstel, Bavaria, Birra Moretti, Desesperados, Dos Equis (XX), Edelweiss, Heineken, Kaiser, Sol and Xingu labels. We also distribute water under the label Crystal and sell and distribute ready-to-drink juices under the labels Del Valle Frut, Del Valle Mais, Del Valle 100%, Del Valle Reserva and Del Valle Kapo, energy drinks under the brand names Burn and Monster, isotonic drinks under i9 and Powerade brand names and Fuze Chá Leão, Fuze Ice Tea, FuzeMatte Leão, and Guaraná Leão ready-to-drink teas.

In 2016, net sales of beer, waters, juices, ready-to-drink teas, isotonic and energy drinks in Brazil were Ch$201,097 million, representing 11.3% of our consolidated net sales.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, part of the Province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del

Fuego, Antarctica and South Atlantic Islands. Argentina accounted for 28.1% and 29.1% of our sales volume and consolidated net sales, respectively, during 2016.

Soft Drinks. The Argentine soft drink operations accounted for net sales of Ch$424,428 million in 2015. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2014		2015		2016
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	294,241	149.5	384,429	147.1	307,201	132.6
Flavored soft drinks	97,558	49.6	139,032	53.2	117,227	50.6
Total	391,799	199.1	523,461	200.3	424,428	183.2

As of December 31, 2016, we sold our products to approximately 63,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2014	2015	2016
	(%)
Mom & Pops	44	35	33
Supermarkets	22	28	30
On premise	3	3	3
Wholesale distributors	31	34	34
Total	100	100	100

Other Beverages. In Argentina, we produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Kin, Bonaqua (sparkling and still mineral water), Aquarius and Quatro Liviana (flavored waters), and Powerade (isotonic). Also, with the incorporation of Coca-Cola Polar Argentina S.A., starting 2012, we distribute beers including Palermo, Schneider, Heineken, Budweiser, Amstel, Bieckert, Sol, Imperial and Kunstmann

In 2016, net sales of juices, waters, tea based beverages, isotonic and energy drinks in Argentina were Ch$83,519 million, representing 4.7% of our consolidated net sales.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country. Paraguay accounted for 8.0% and 7.4% of our volume and consolidated net sales, respectively, during 2016.

Soft Drinks. The Paraguayan soft drinks operations accounted for net sales of Ch$106,954 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2014		2015		2016
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	65,866	33.2	62,337	30.9	63,034	31.0
Flavored soft drinks	40,713	20.6	43,373	21.5	43,920	21.6
Total	106,579	53.8	105,710	52.4	106,954	52.6

As of December 31, 2016, we sold our products to approximately 53,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2014	2015	2016
	(%)
Mom & Pops	44	45	47
Supermarkets	11	11	12
On premise	22	23	23
Wholesale distributors	23	21	18
Total	100	100	100

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

In 2016, net sales of juices, waters, isotonic and energy drinks in Paraguay were Ch$25,052 million, representing 1.4% of our consolidated net sales.

Distribution

Chile

Soft Drinks. In Chile, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us (622 trucks) and (ii) our own trucks (75 trucks).  In 2016, 85% was distributed by exclusive distributors and 15% by our own trucks. Distribution of all of Andina Chile’s beverages takes place from distribution centers and production facilities. The 60 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the bottles being delivered, or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 50.0% of total soft drinks volume in 2016. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 39 days after invoices are issued. On average, accounts receivable from all credit sales clients are liquidated on a 38 day term.

Other Beverages. Juices and waters throughout Chile are distributed by means of distribution agreements between The Coca-Cola Company and the Coca-Cola bottlers in Chile. In 2016, Andina distributed approximately 67% of the products of Vital Jugos and Vital Aguas. Under Vital Jugos’ and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory.

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

Brazil

Soft Drinks. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us; (ii) trucks operated by independent transport companies on a non-exclusive basis and (iii) our own trucks. In 2016, 10 was distributed by exclusive distributors, 18% by independent transport companies and 72% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities. In 2016, approximately 7.5% of Andina Brazil’ soft drink sales were paid for in cash at the time of delivery and 92.5% were paid were paid with other bank securities with an average payment term of 17 days.

Other Beverages. Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Cervejarias Kaiser S.A. (“Kaiser”) by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Kaiser. In 2006, FEMSA acquired from Molson a controlling ownership interest in Kaiser and in 2010, Heineken acquired a controlling interest in FEMSA’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2016, Andina Brazil’s net sales of beer were Ch$89,637 million, of which Amstel beer brand accounted for 13.7%, Bavaria brand beer accounted for 27.2%, Heineken for 26.3%, Kaiser for 30.6%, Sol for 1.9%, and all the other brands accounted for 0.3% of net sales.

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

Argentina

Soft Drinks. In 2016, 67% of Edasa’s Coca-Cola soft drinks were distributed by direct distribution and 33% by other distributors and wholesale distribution (indirect distribution). All distribution is done by a group of independent transport companies. In 2016, approximately 67% of EDASA’s soft drink sales were paid for in cash and 33% were credit sales.

Other Beverages.  Andina Argentina uses its distribution system to distribute beer in the territory composed by the provinces of La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego and the following parts of the Province of Buenos Aires: Bahía Blanca, Tornquist, Coronel M.L.Rosales, Coronel Dorrego, Villarino, Daireaux, Guamini, Adolfo Alsina, Coronel Suarez, Coronel Pringles, Saavedra, Puán, Saliqueló, Municipio Urbano de Monte Hermoso, Benito Juárez, Gonzalez Chávez, Tres Arroyos, Carmen de Patagones, Olavarría, Azul, Tapalqué, Laprida, Lamadrid, Arrecifes, Chacabuco, Colón, Pergamino, Rojas, Salto, Bartolomé Mitre, Capitán Sarmiento, 9 de Julio, 25 de Mayo, General Alvear, Chivilcoy, Alberti, Bragado, Junín, Viamonte, Arenales, L.N.Alem, Lincoln, General Pinto, Ameghino, Tres Lomas, Pehuajó, Carlos Casares, Hipólito Yrigoyen, Bolívar, Carlos Pellegrini, Trenque Lauquen, Rivadavia, Carlos Tejedor, General Villegas. Andina Argentina began distributing beer in 2012 due to the merger with Coca-Cola Polar.  Andina Argentina distributes on behalf of and according to an order by CICSA (Compañía Industrial Cervecera S.A.) at a set price which is segmented for each of the regions where the contract operates, and for which Andina Argentina receives a commission.

The Coca-Cola Company and two bottlers (ex Coca-Cola Polar Argentina S.A. — today Andina Argentina — and ex Juan Bautista Guerrero S.A. — today Salta Refrescos S.A. of the Arca group) executed a master agreement regarding the distribution of beer manufactured or imported by CICSA, through the Coca-Cola distribution system.  The distribution master agreement was executed on June 12, 2003 for an initial period of five years, with successive extensions every three years, the last one expiring June 12, 2017 (in the renewal process).

Paraguay

Soft Drinks. PARESA distributed 80.2% Coca-Cola soft drinks through direct distribution, and 19.2% through wholesale distributors. All direct distribution is done by a group of small truck businessmen. In 2016 approximately 68.8% of sales of Paresa soft drinks were paid in cash and 31.2% were credit sales.

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

Market Share

	2014				2015				2016
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay
	(%)
Coca-Cola soft drinks	69	61	61	62	69	62	62	66	68	63	62	68
Pepsi Bottler soft drinks	26	19	20	12	27	19	19	9	28	17	18	10
Other soft drinks	5	20	19	26	4	19	19	25	4	20	20	22
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen, with the exception of Paraguay, where the data was collected by IPSOS in 2014.

Chile

Soft Drinks. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the amount of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and bottled water). Based on reports by A.C. Nielsen, we estimate that in 2016, our average soft drink market share within our franchise territories was 68.2%.

Other Beverages. Vital Aguas’ principal competitor in the water segment is CCU, but there is also competition from low priced brands (“B-brands”) in the water segment in Chile.  Vital Jugos S.A.’s principal competitors in the juice segment are, Watt’s-CCU, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche S.A.. During 2006, CCU acquired a 50% ownership interest of the juice brands in Chile and created a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products competition for our waters and juices business because we believe that these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2016, our market share within our Chilean franchise territories was approximately 34.6% for juices and others segment and approximately 42.9% for waters.

Brazil

Soft Drinks. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2016, our average soft drink market share within our Brazilian franchise territories was approximately 63.4%.

Other Beverages. In the beer sector, Andina Brazil’s main competitor is AmBev which during 2014 had a very dominant position in the Brazilian market. In our Rio de Janeiro and Espiritu Santo franchise our market share for waters was 8.1%, where we distribute under the Crystal brand mineral water. In the segment of juices and others our market share was 47.0%.

Argentina

Soft Drinks. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is InBev. The most significant B-brand competitors are: Pritty, Manaos. Talca and Interlagos. Based on reports by A.C. Nielsen, we estimate that in 2015, our average soft drink market share within our Argentine franchise territories was approximately 61.6%.

Other Beverages.  We service the market for plain and flavored water through the Bonaqua and Aquarius brands, through which we have 14.5% of the market. In addition the market of juices and others is serviced through the Cepita juice brand, and Powerade in isotonic, where we have a market share of 33.4%.

Paraguay

Soft Drinks. The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the amount of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which has a 12.1% market share. B-brands in Paraguay represent 24.9% of the soft drink industry. Pepsi had a market share of 11.1% in December 2016, and is produced and marketed by Group Vierci, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2016, our average soft drinks market share within our Paraguayan franchise territories was approximately 67.8%.

Other Beverages. We are leaders in all non-carbonated categories, except energy drinks. In waters, we have a market share of 49.4% with the Aquarius and Dasani brands. Additionally, the market for juices and others is serviced, among others by the trademark Frugos in juices and Powerade in isotonic where we have a market share of 41.4%.

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

Sales

In 2016, AEASA had net sales of Ch$20,602 million with sales to EDASA and other related companies amounting to Ch$13,333 million. AEASA also sold PET bottles to third parties accounting for approximately Ch$7,269 million.

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

Chile

Soft Drinks.

Suppliers of main raw materials are:

Concentrate: Coca-Cola de Chile S.A.

Sweetener: Iansagro S.A., Sucden Chile S.A. and Sucden Americas

Water: Aguas Andinas S.A.

Carbon dioxide gas: Linde Gas Chile S.A., Praxair Chile S.A. and Praxair Argentina

Containers (bottles): Envases CMF S.A., Cristalerías de Chile S.A. and Cristalerías Toro S.A.C.I.

Aluminum cans and caps: Rexam Chile S.A.

Caps: Envases CMF S.A.

During 2016, 82% of the variable cost of sales for soft drinks produced by Andina Chile corresponded to main raw materials.  The cost of each raw material within the total of main raw materials is the following: concentrate represents 70%; sugar and artificial sweeteners 18%; non-returnable bottles 8%; bottle caps 3%, carbon dioxide 1% and other raw material 2%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties (such as our affiliate ECSA) is included within the cost of sales of soft drinks. These costs represent 16% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Other Beverages. The principal raw materials used by Vital Jugos S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 5%, fruit pulp and juices 15%, concentrate 30%, containers 20% and wrapping material 3%, caps 3% and other raw material 3% all of which during 2016 accounted for 79% of total costs for sales of juice, including packaging.

The principal raw materials used by Vital Aguas S.A. in the production of mineral water with and without gas and as a percentage of total raw material costs are: packaging 42%, concentrate 20%, caps 7%, wrapping material 5%, carbonation 1%, and other raw materials 2%, all of which during 2016 accounted for 77% of total costs for sales of water, including packaging.

Brazil

Soft Drinks.

Suppliers of main raw materials are:

Concentrate: Recofarma Industrias do Amazonas Ltda.(1)

Sweetener: Usina Alta Mogiana S.A. Açúcar e Alcool, Central E M Açúcar e Alcool Ltda (Moreno)

Water: Companhia Estadual de Água e Esgoto do Rio de Janeiro and Companhia Espírito Santense de Sanenamento

Carbon dioxide gas: White Martins Gases S.A., Light Esco Ltda., Linde Gases S.A.

Containers (bottles): CPR Industria e Comercio, Engepack Embalagens, RioPet Embalagens

Aluminum cans and aluminum caps: Rexam Beverage Can South, Latapack Ball Embalagens Ltda.

Caps: Bericap do Brasil Ltda., Mirvi Brasil AS, America Tampas.

Electricity: Light Esco Ltda., Light S.A. and Centrais Elétricas S.A.

Reselling of products: Leão Alimentos e Bebidas Ltda.(2) and Cervejarias Kaiser S.A.

During 2016, 77.2% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 44.6%; sugar and artificial sweeteners 22.2%; non-returnable bottles 13.1%; cans 13.0%; bottle caps 3.0%; carbon dioxide 1.4% and other raw material 2.6%. Additionally, the cost of soft drinks finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 0.1% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non-returnable glass bottles.

Argentina

Soft Drinks.

Suppliers of main raw materials are:

Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.(1)

Sweetener: Atanor S.C.A., Glucovil Argentina S.A. and Temas Industriales S.A.

Water: EDAS owns water wells and pays a fee to the Dirección Provincial de Aguas Sanitarias

Carbon dioxide gas: Praxair Argentina S.R.L. and Air Liquide Argentina S.A.

Containers (bottles): Andina Empaques Argentina S.A.(2), Cattorini Hermanos S.A.C.I.F.E.I. and Dak Americas Argentina S.A.

Boxes: Andina Empaques Argentina S.A.(2), Cabelma S.A. and PbbPolisur S.A.

Plastic caps: Andina Empaques Argentina S.A.(2) y Alusud Argentina S.R.L.

Metal caps: Aro S.A. Exportação Importação Indústria Comercio y Metalgráfica Cearence S.A.

Electric energy: Compañía Administradora del Mercado Mayorista Eléctrico S.A. (CAMMESA), Termoandes S.A. and EPEC

Thermo-contractible: Rio Chico S.A., Petropack and Pastiandino S.A.

Labels: Luis y Miguel Zanniello S.A. and Envases John S.A.

During 2016, 70% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 63%, sugar and artificial sweeteners 16%, non-returnable bottles 14%, bottle caps 3%, carbon dioxide 1% and other raw materials 3%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 4% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina.

PET Packaging. The principal raw material required for production of PET bottles is PET resin. During 2016, this raw material was mainly purchased from DAK Américas de Argentina S.A. and EcopekS.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2016 was bought mainly from PBB Polisur S.A.

In 2016, AEASA’s costs for PET resin accounted for 47% of the total variable cost of its sales of PET bottles and preforms.

Paraguay

Soft Drinks.

Suppliers of main raw materials are:

Concentrate: Servicios y Productos Argentina(1) and Recofarma Industrias do Amazonas Ltda.(2)

Sugar: Industria Paraguaya de Alcoholes S.A.

Water: Coca-Cola Paresa has its own water wells for the supply of water.

Containers (bottles): Cattorini Hnos (Glass)

Plastic caps: Andina Empaques Argentina(2) and Sinea S.A.

Preforms: Industrias PET S.A.

Electric energy: ANDE-Administración Nacional de Electricidad

Carbon dioxide gas: Liquid Carbonic del Paraguay S.A.

During 2016, 76% of the variable cost of sales for soft drinks produced by Paresa corresponded to main raw materials.  The cost of each raw material within the total of main raw materials is as follows: concentrate represents 50%, sugar and artificial sweeteners 19%, non-returnable bottles 11%, bottle caps 4%, carbon dioxide 1% and other raw material 12%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

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

During 2016, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

Pursuant to the existing distribution agreements with Heineken and Monster, these companies undertake all responsibility for planning and managing advertising, marketing and promotional activities related to beer and energy drinks, respectively. Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken´s and Monster’s prior approval. The parties have agreed to assume joint responsibility for the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro, Espírito Santo and Ribeirão Preto regions.

On September 1, 2016, Coca-Cola Andina Chile began to commercialize the energy drink, Monster Energy.  This new brand is part of the collaboration agreement signed during 2015 by The Coca-Cola Company and Monster Energy, which included the distribution of its products in the territories of the Coca-Cola System, such as Chile.

We believe that this agreement with Monster Energy, a leading brand in the energy drink category, will reinforce our current presence in the category and will allow us to become one of the leaders in the category for energy drinks.

In Argentina, in accordance with the existing distribution agreement with CICSA, the latter undertakes full responsibility for planning and managing advertising, marketing and promotional activities related to beer. Andina Argentina, however, is free to undertake marketing or promotional activities with CICSA’s prior approval. The parties have agreed that CICSA will be responsible for the costs of promotional activities (radio, television, outdoor advertising and media) in the region.

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

Our consolidated total advertising expenditures were Ch$48,110 million, Ch$43,667 million and Ch$39,736 million, in 2014, 2015 and 2016 respectively.

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

Chile

Our licenses for the territories in Chile expire in January 2018 and October 2019.

In 2005 Vital S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized Vital S.A. to produce, prepare and bottle in packaging previously approved by The Coca-Cola Company the previously mentioned trademarks

Andina, and, Embonor, have the right to purchase products from Vital Jugos S.A. Said agreement expires in December 2017.  Additionally, Andina, Vital Jugos and Embonor have agreed with The Coca-Cola Company, the respective agreements and authorizations to produce, bottle and commercialize these products at their respective plants.

Water Production and Packaging Agreement: In 2005, Vital Aguas S.A. and The Coca-Cola Company entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages, regarding the brands Vital, Chanqueahue, Vital de Chanqueahue, and Dasani incorporating at the beginning of  2008 the brand Benedictino to the product portfolio manufactured by Vital Aguas S.A. under the agreement. This agreement expires on December 31, 2017.

Brazil

Our licenses for the territories in Brazil will expire in October 2017 (in the renewal process).

Argentina

Our licenses for the territories in Argentina expire in September 2017 (in the renewal process).

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

Chile. There are no special licenses or permits specifically required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from, and are supervised by the Health Ministry’s respective regional offices (Secretaría Regional Ministerial de Salud), which inspects production facilities and takes liquid samples for analysis on a regular basis. Our permit from the Chilean Environmental Protection Authority was obtained on January 8, 1992 and is in effect indefinitely. In addition, production and distribution of mineral water is subject to special regulations such that mineral water may be drawn only from sources designated for such purpose by supreme decree. Certification of compliance with such decree is provided by the National Health Service, the Undersecretary’s Office of the Ministry of Health (Servicio de Salud Metropolitano del Ambiente). Our mineral water production facilities have received the required certification.

Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health. Our permits from said Ministries are valid and in force for a term of ten years for each product we produce. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits in the past nor do we expect to experience any difficulties in the future. The Ministries do not regularly inspect facilities but they do send inspectors to investigate any complaints it receives.

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

Law Nº 20,920, passed in June 2016, sets the framework for waste management, including by expanding the responsibility of the waste producer and promoting recycling. This law aims to reduce the generation of waste and promote reuse, recycling and other recovery, in order to protect the health of people and the environment.

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

In addition, Law No. 6,938 of 1981, known as the Brazilian Environmental Policy, introduced an environmental regime under which no environmental damage is exempt from coverage. This legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to the payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9,605 of 1998 or the Environmental Crimes Act.

Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministério do Meio Ambiente (Brazilian Ministry of Environment) and the Conselho Nacional do Meio-Ambiente or CONAMA dictate environmental policy, including, without limitation, initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or IBAMA, enforces environmental regulations set by CONAMA, including by developing several activities for the preservation and conservation of natural heritage and controlling and supervising the use of natural resources. In addition, various federal authorities have jurisdiction over specific industrial sectors, but none of these currently affect us.

Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente or FEEMA, the principal environmental authority in Rio de Janeiro, and the Instituto Estadual de Medio Ambiente e Recursos Hídricos (“IEMA”), and the principal environmental authority in São Paulo is CETESB - Companhia de Tecnologia de Saneamento Ambiental. FEEMA, IEMA and CETESB periodically inspect industrial sites. We believe to the best of our knowledge that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material adverse effect on our results or operations. The operation in Brazil as that of Chile counts with all certifications mentioned in terms of Quality, Environment and Occupational Health and Safety and those associated with Food Safety and Best Practices in Food Processing.

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

C.           ORGANIZATIONAL STRUCTURE

The following chart presents in summary form our direct and indirect ownership interests in our subsidiaries and associates:

The following table presents information relating to the main activities of our subsidiaries and associates, as well as our direct and indirect ownership interests in them as of the date of the preparation of this document:

Subsidiary	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A.(1)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
Vital Jugos S.A. (4)(5)	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A. (4)(5)	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A.(6)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases Central S.A.(4)	Manufacture and packaging of all kinds of beverages, and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	99.99
Inversiones Los Andes Ltda.(6)	Invest in all types of real property and chattels	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Rio de Janeiro Refrescos Ltda.(9)	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A.(2)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.9
Andina Empaques S.A. (2)	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Paraguay Refrescos S.A. (6)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products (mainly packaging).	Paraguay	97.83
Abisa Corp.	Invest in financial instruments.	British Virgin Islands	99.99
Aconcagua Investing Ltda. (6)	Invest in financial instruments.	British Virgin Islands	99.99
Red de Transportes Comerciales Ltda. (8)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99

Associates	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca Cola del Valle New Ventures S.A. (10)	Develop and produce juices, waters and non-carbonated beverages under brands owned by The Coca-Cola Company in Chile.	Chile	35.00
Leao Alimentos e Bebidas Ltda. (7)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	8.82
Trop Frutas do Brasil Ltda. (11)	Manufactures and commercialize fruit beverages.	Brazil	7.52
Sorocaba Refrescos S.A.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participacoes Ltda.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32

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

(3)         In October 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of R$146.9 million.

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

(10)  Coca-Cola del Valle New Ventures S.A. was incorporated during 2016, with capital contributions amounting to Ch$5,324 million.

(11)  As a result of company restructuring in 2016, Trop Frutas do Brasil Ltda, began to depend on the group of bottlers from The Coca-Cola System in Brazil, Rio de Janeiro Refrescos Ltda, holds a 7.52% direct ownership interest in that company.

D.            PROPERTY, PLANTS AND EQUIPMENT

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties, and facilities in each of the franchise territories:

	Main Use	(Square Meters)	Property
ARGENTINA
Embotelladora del Atlántico S.A.
Bahía Blanca *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Commercial Offices	576	Leased
Bariloche	Offices / Distribution Centers / Warehouses	1,870	Leased
Bragado	Commercial Offices	42	Leased
Carlos Paz	Commercial Offices	30	Leased
Carmen de Patagones	Commercial Offices / Warehouses	1,600	Leased
Chacabuco *	Offices / Distribution Centers / Warehouses	25,798	Own
Comodoro Rivadavia	Offices / Distribution Centers / Warehouses	7,500	Leased
Concepcion del Uruguay	Commercial Offices	118	Leased
Concordia	Offices / Distribution Centers / Warehouses	1,289	Leased
Córdoba *	Offices / Production of Soft Drinks and stills / Distribution Center / Warehouses / Land	959,585	Own
Córdoba (San Isidro)	Deposit / Offices	8,880	Own
Cordoba (H.Primo)	Commercial offices / parking lot / Deposit	1,173	Leased
Coronel Suarez	Offices / Third Party Distribution Centers / Warehouses / Deposit	1,000	Leased
General Pico *	Offices / Distribution Centers /	15,525	Own
Gualeguaychu	Offices / Distribution Centers / Warehouses	1,471	Leased
Junin	Commercial Offices	100	Leased
Mendoza *	Offices / Distribution Centers / Warehouses	36,452	Own
Monte Hermoso *	Land	300	Own
Neuquén *	Offices / Distribution Centers / Warehouses	10,157	Own
Olavarria	Offices / Distribution Centers / Warehouses	1,974	Leased
Paraná	Commercial Offices	318	Leased
Pehuajo	Offices / Distribution Centers / Warehouses	1,060	Leased
Pergamino *	Offices / Cross Docking	15,700	Own
Puerto Madryn	Offices	115	Leased
Rio Gallegos	Distribution Centers / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Centers / Warehouses	4,518	Leased
Río IV *	Cross Docking	7,482	Own
Río IV	Commercial Offices	93	Leased
Rosario	Offices / Distribution Center / Warehouses / Land	27,814	Own
San Francisco	Commercial Offices	63	Leased
San Juan *	Offices / Distribution Centers / Warehouses	48,036	Own
San Luis *	Offices / Distribution Centers / Warehouses	5,205	Own
San Martin de los Andes	Offices / Distribution Centers / Warehouses	70	Leased
San Nicolas	Commercial Offices	30	Leased
San Rafael	Commercial Offices	58	Leased
Santa Fe	Commercial Offices	238	Leased
Santo Tomé *	Offices / Distribution Centers / Warehouses	88,309	Own
Trelew *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	51,000	Own
Tres Arroyos	Commercial Offices / Cross Docking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Centers / Warehouses	1,360	Leased
Ushuaia	Commercial Offices	94	Leased
Venado Tuerto	Offices / Distribution Centers / Warehouses	2,449	Leased
Villa Maria	Commercial Offices	125	Leased
Villa Mercedes	Commercial Offices	70	Leased
Bialet Masse	Land	880	Own
Rivadavia (Mendoza)	Deposit	782	Own
Rio IV	Real Estate	1,914	Own
Rio IV	Real Estate	5,170	Own
Andina Empaques Argentina S.A.
Buenos Aires *	Production of PET bottles and preforms	27,043	Own
Buenos Aires	Warehouses	1,041	Leased

	Main Use	(Square Meters)	Property
BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias *	Land to build a Plant	2,243,953	Own
Nova Iguaçu *	Distribution Centers / Warehouses	82,618	Own
Bangu *	Distribution Centers	44,389	Own
Campos *	Distribution Centers	42,370	Own
Itambi	Distribution Centers	149,000	Leased
Cabo Frio *	Distribution Centers - Deactivated	1,985	Own
Sao Pedro da Aldeia *	Distribution Centers	10,139	Own
Itaperuna	Cross Docking	2,500	Leased
Caju 1 *	Distribution Centers	4,866	Own
Caju 2 *	Distribution Centers	8,058	Own
Vitória (Cariacica) *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	93,320	Own
Cachoeiro do Itapemirim	Cross Docking	8,000	Leased
Linhares	Cross Docking	1,500	Leased
Serra	Distribution Centers	28,000	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto	Real Estate	279,557	Own
Franca	Distribution Centers	32,500	Own
Mococa	Distribution Centers	40,056	Leased
Araraquara	Distribution Centers	12,698	Leased
Castelo Branco	Distribution Centers	11,110	Leased
Sao Joao da Boa Vista, Araraquara e Sao Paulo	Real Estate	32,506	Own
CHILE
Embotelladora Andina S.A.
Renca *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	380,833	Own
Carlos Valdovinos *	Distribution Centers / Warehouses	106,820	Own
Puente Alto *	Distribution Centers / Warehouses	68,682	Own
Maipu *	Distribution Centers / Warehouses	45,833	Own
Rancagua *	Distribution Centers / Warehouses	25,920	Own
San Antonio *	Distribution Centers / Warehouses	19,809	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Calama *	Distribution Centers / Warehouses	10,700	Own
Taltal *	Distribution Centers / Warehouses	975	Own
Tocopilla *	Distribution Centers / Warehouses	562	Own
Coquimbo *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	31,383	Own
Copiapo *	Distribution Centers / Warehouses	26,800	Own
Ovalle *	Distribution Centers / Warehouses	6,223	Own
Vallenar *	Distribution Centers / Warehouses	5,000	Own
Illapel	Distribution Centers / Warehouses	s/d	Leased
Pta. Arenas *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique *	Distribution Centers / Warehouses	5,093	Own
Puerto Natales	Distribution Centers / Warehouses	850	Leased
Vital Jugos S.A.
Región Metropolitana *	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo *	Offices / Production of Waters	544,600	Own
Envases Central S.A.
Región Metropolitana *	Offices / Production of Soft Drinks	50,100	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo *	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo *	Offices / Warehouses	32,911	Own
Encarnación *	Offices / Warehouses	12,744	Own
Ciudad del Este *	Offices / Warehouses	14,620	Own

* Encumbrance free properties

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2015			2016
	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Chile	319	52	65	318	52	68
Brazil	386	67	70	369	62	70
Argentina	347	62	72	337	58	70
Paraguay	80	82	86	80	82	86
Other beverages (millions of UCs)
Chile	62	61	83	61	66	85
Brazil	18	65	85	18	55	69
Argentina	52	40	58	50	48	61
Paraguay	23	75	88	23	75	88
PET packaging (millions of bottles)	67	74	100	67	71	100
Preforms (millions of preforms)	1,000	91	100	1,000	84	100
Plastic caps (millions of caps)	511	90	100	700	88	100

(1) Total installed annual production capacity assumes production of the mix of products and containers produced in 2016.

In 2016, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. We also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations.  At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2016, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 1,256 million unit cases. Our primary facilities include:

•                           through Coca-Cola Andina, in the Chilean territory, four soft drink production facilities with ten production lines in Renca, four production lines in Antofagasta,  three production lines in Coquimbo and two production lines in Punta Arenas with total installed annual capacity of 318 million unit cases (25.3% of our total installed annual capacity);

•                           through Vital Jugos in the Chilean territory, one fruit juice production facility, with sixteen  production lines, with total installed annual capacity of 41 million unit cases (3.3% of our total installed annual capacity);

•                           through Vital Aguas in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 20 million unit cases (1.6% of our total installed annual capacity);

•                           through Rio de Janeiro Refrescos in the Brazilian territory, three soft drink production facilities with twenty-five production lines with total installed annual capacity of 369 million unit cases (29.4% of our total installed annual capacity); and five production lines for juices and tea which satisfy the franchise’s needs and re-sales to other Bottlers in Brazil, with total installed annual capacity of 18 million unit cases (1.4% of our total installed annual capacity);

•                      through Embotelladora del Atlántico in the Argentine territory, three soft drink production facilities with sixteen production lines with a total installed annual capacity of 337 million unit cases (26.8% of our total installed annual capacity); and two facilities for the production of juices with four production lines that covers the needs of our franchise with a total installed annual capacity of 19 million unit cases (1.5% of our total installed annual capacity), and one production line for waters and sensitive products with a total installed annual capacity of 31 million unit cases (2.5% of our total installed annual capacity);

•                      through Andina Empaques Argentina S.A. in the Argentine territory one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, three bottle blowers, 1 injector for plastic caps and one production line for cases, with a total installed annual capacity of 1,768 million units considering PET bottles, preforms, plastic caps and cases.

•                      through Paresa in the Paraguayan territory, one production facility located in San Lorenzo, with eight production lines with a total installed annual capacity of 95 million unit cases (6.4% of our total installed annual capacity); and three tetra pack lines with a total installed annual capacity of 8 million unit cases (1.8% of our total installed annual capacity).

In 2015 we began construction of the Duque de Caixas plant in Brazil. We expect this plant to begin operations in the first quarter of 2018. The plant will have three production lines: returnable bottles, non-returnable bottles and mineral water. The additional installed capacity for returnable bottles will allow us to expand production to meet demand, as our Jacarepaguá facility is currently at 100% capacity. The non-returnable bottles production line will allow us to increase the logistical efficiency of our current distribution model in Brazil. The water production line will allow us to reduce costs by meeting demand for the Rio de Janeiro area from this new facility rather than bringing mineral water from our facility in Ribeirão Preto. We expect that the completion of the Duque de Caixas plant will increase our production capacity in Brazil by 30%.

ITEM 4A.            UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                                      OPERATING RESULTS 2016

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2016, 2015 and 2014.

Our consolidated financial results for the years ended December 31, 2016, 2015 and 2014 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay.  Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency) and are presented in accordance with IFRS.  IFRS require assets and liabilities to be converted from the functional currency of each entity into the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized.

Factors affecting comparability

There are no events during the periods presented that significantly affect the comparability of the figures presented.

Summary of Results of Operations for the Year ended December 31, 2015 and the Year ended December 31, 2016

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
	(millions of unit cases(1))
Sales volume:
Chile
Soft drinks	168.5	165.5	161.3
Mineral water	32.8	35.4	36.5
Juices	30.3	32.8	34.4
Beer	0.1	0.0	0.0
Total	231.8	233.7	232.2

Brazil
Soft drinks	250.2	235.6	216.2
Mineral water	5.4	6.4	6.6
Juices	34.1	30.8	26.4
Beer	17.2	17.8	16.9
Total	306.9	290.6	266.1

Argentina
Soft drinks	199.1	200.3	183.2
Mineral water	21.7	24.4	25.9
Juices	8.5	9.6	9.7
Total	229.4	234.2	218.7

Paraguay
Soft drinks	53.8	52.4	52.6
Mineral water	5.5	5.6	5.9
Juices	3.3	3.4	3.5
Total	62.5	61.4	62.0

(1)         Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters

	Year ended December 31,
	2014		2015		2016
	Ch$ millions	% of Total	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	492,072	27.4	514,733	27.4	540,427	30.4
Brazil	715,728	39.8	607,048	32.3	590,146	33.2
Argentina	461,003	25.7	627,258	33.4	517,059	29.1
Paraguay	129,496	7.2	130,039	7.0	132,006	7.4
Inter-country eliminations(1)	(1,099)	(0.1)	(1,684)	(0.1)	(2,178)	(0.1)%
Total net sales	1,797,200	100.0%	1,877,394	100.0%	1,777,459	100.00

(1)         Eliminations represent intercompany sales.

The following tables set forth our results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2016.

	Year ended December 31,
	2015		2016		2016
	Ch$ millions	% of net sales	Ch$ millions	% of net sales	US$ Millions(1)	% of net sales
Net sales	1,877,394	100.0	1,777,459	100.0	2,627	100.0
Cost of sales	(1,106,706)	(58.9)	(1,033,910)	(58.2)	(1,528)	(58.2)
Gross profit	770,688	41.1	743,549	41.8	1,099	41.8
Distribution, administrative and sales expenses	(555,092)	(29.6)	(529,879)	(29.8)	(783)	(29.8)
Other (expense) income, net(2)	(85,856)	(4.6)	(72,814)	(4.1)	(108)	(4.1)
Income taxes	(41,643)	(2.2)	(48,807))	(2.7)	(72)	(2.7)
Net income	88,098	4.7	92,049	5.2	136	5.2

(1)         Conversion of U.S. dollar amounts, solely for the convenience of the reader.

(2)         Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016
M Ch$
Net Sales	514,733	540,427	607,048	590,146	627,258	517,059	130,039	132,006	(1,684)	(1,684)	1,877,394	1,777,459
Cost of sales	(309,387)	(319,214)	(369,212)	(359,156)	(351,140)	(279,308)	(78,651)	(78,410)	1,684	1,684	(1,106,706)	(1,033,910)
Gross profit	205,345	221,214	237,836	230,989	276,118	237,751	51,389	53,596	—	—	770,688	743,549
Distribution, administrative and selling expenses	(142,287)	(152,334)	(161,899)	(159,699)	(217,644)	(182,894)	(29,221)	(29,849)			(551,051)	(524,776)
Corporate expenses									—	—	(4,040)	(5,104)

Net Sales

Our sales volume was 779.0 million unit cases during the year ended December 31, 2016, a 5.0% decrease compared to 819.9 million unit cases during in 2015.  Volume for soft drinks decreased 6.2%, volume for juices decreased 3.3%, and volume for beer decreased 5.3%, while waters increased 4.5%, in each case during the year ended December 31, 2016, compared to 2015.

Our net sales were Ch$1,777,459 million during the year ended December 31, 2016, a 5.3% decrease equivalent to Ch$99,935 million, compared to Ch$1,877,394 million during 2015, principally as a result of (i) decreased volume in Argentina, Brazil and Chile and (ii) currency conversions into Chilean pesos, resulting from a depreciation of the Brazilian real, the Argentinean peso and the Paraguayan guaraní against the Chilean peso.  This was partially offset by greater revenues per unit case in Argentina, Chile and Paraguay.

Soft drinks represented 73.8% of net sales during the year ended December 31, 2016, compared to 76.0% during 2015.

Chile

Our sales volume in Chile was 232.2 million unit cases during the year ended December 31, 2016, a 0.7% decrease compared to 233.7 million unit cases during 2015.  Volumes for soft drinks in Chile decreased 2.6%, while volume for waters and juices in Chile increased by 3.3% and 4.9%, respectively, in each case during the year ended December 31, 2016, compared to 2015.

Our average market share for soft drinks in Chile during the year ended December 31, 2016, according to A.C. Nielsen Company, was 68.2% (in terms of volume), compared to 69.3% for 2015, and 70.6% (in terms of average sales), compared to 71.3% for 2015.

Our net sales in Chile were Ch$540,427 million during the year ended December 31, 2016, a Ch$25,694 million, or 5.0% increase compared to Ch$514,733 million during 2015, which is explained by higher revenues per unit case and partially offset by the aforementioned decrease in volume sold.

Our net sales of soft drinks in Chile were Ch$391,479 million during the year ended December 31, 2016, a Ch$15,486 million, or 4.1% increase compared to Ch$375,993 million in 2015, primarily as a result of higher revenues per unit case and partially offset by the aforementioned decrease in volume sold.  Our net sales of juices and waters in Chile were Ch$148,948 million during the year ended December 31, 2016, a Ch$10,401 million, or 7.5% increase compared to Ch$138,547 million during 2015, primarily as a result of higher revenues per unit case and higher volume.

Brazil

Our sales volume in Brazil was 266.1 million unit cases during the year ended December 31, 2016, an 8.4% decrease compared to 290.6 million unit cases during 2015.  Volume for soft drinks in Brazil decreased 8.2%, volume for waters increased 3.9%, volume for juices decreased 14.3% and volume for beer decreased 5.2%, in each case during the year ended December 31, 2016, compared to 2015.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2016, according to A.C. Nielsen Company, was 63.4% (in terms of volume), compared to 62.7% for 2015, and 69.5% (in terms of average sales), compared to 69.0% for 2015.

Our net sales in Brazil were Ch$590,146 million during the year ended December 31, 2016, a Ch$16,902 million, or 2.8% decrease compared to Ch$607,048 million during 2015.

Our net sales of soft drinks in Brazil were Ch$389,048 million during the year ended December 31, 2016, a Ch$28,460 million, or 6.8% decrease compared to Ch$417,509 million during 2015, primarily as a result of the aforementioned decrease in volume and the negative impact upon conversion of figures, given the devaluation of the Brazilian real against the Chilean peso. This was partially offset by greater revenues per unit case. In local currency, net sales of soft drinks decreased 4.8%, mainly as a result of the decrease in volume which was partially offset by higher revenues per unit case.  Our net sales of juices, waters and beer in Brazil were Ch$201,097 million during the year ended December 31, 2016, an Ch$11,558 million increase or 6.1% compared to Ch$189,539 million during 2015, primarily as a result of higher revenues per unit case which was partially offset by a decrease in volume and the effect upon conversion of figures, given the devaluation of the Brazilian real against the Chilean peso. In local currency, they increased 8.2%, mainly as a result of higher revenues per unit case which was partially offset by a decrease in volume.

Argentina

Our sales volume in Argentina was 218.7 million unit cases during the year ended December 31, 2016, a 6.6% decrease compared to 234.2 million unit cases during 2015.  Volume for soft drinks in Argentina decreased 8.5% and volume for juices and waters increased by 0.9% and 6.2%, respectively, in each case during the year ended December 31, 2016, compared to 2015.

Our average market share for soft drinks in Argentina during the year ended December 31, 2016, according to A.C. Nielsen Company, was 61.6% (in terms of volume), with no variation from 2015, and 67.8% (in terms of average sales), compared to 67.6% for 2015.

Our net sales in Argentina were Ch$517,059 million during the year ended December 31, 2016, a Ch$110,199 million decrease equivalent to 17.6% compared to Ch$627,258 million during 2015, mainly resulting from the devaluation of the Argentinean peso against the Chilean peso and the decrease in volume.

Our net sales of soft drinks in Argentina were Ch$424,428 million during the year ended December 31, 2016, a Ch$99,033 million decrease equivalent to 18.9% compared to Ch$523,461 million during 2015 primarily as a result of the devaluation of the Argentinean peso against the Chilean peso and the decrease in volume that was partially offset by higher revenues per unit case. Our net sales of juices and waters in Argentina were Ch$83,519 million during the year ended December 31, 2015, a 10.6% decrease equivalent to Ch$9,891 million compared to Ch$93,410 million during 2015, primarily as a result of the devaluation of the Argentinean peso against the Chilean peso which was partially offset by higher volume and higher revenues per unit case.

Paraguay

Our sales volume in Paraguay was 62.0 million unit cases during the year ended December 31, 2016, a 1.0% increase compared to 61.4 million unit cases during 2015.  Volume for soft drinks, juices and waters in Paraguay increased 0.3%, 4.4% and 5.2%, respectively, in each case during the year ended December 31, 2016, compared to 2015.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2016, according to A.C. Nielsen Company, was 67.7% in terms of volume compared to 66.1% for 2015, and 74.7% in terms of average sales compared to 72.8% for 2015 according to the same source.

Our net sales in Paraguay were Ch$132,006 million during the year ended December 31, 2016, a Ch$1,244 million, or 1.2% increase compared to Ch$105,710 million during 2015, mainly resulting from higher revenues per unit case and increased volume which was partially offset by the conversion of figures from Paraguayan guaranís to Chilean pesos.

Our net sales of soft drinks in Paraguay were Ch$106,954 million during the year ended December 31, 2016, a Ch$1,244 million, or 1.2% increase compared to Ch$105,710 million during 2015, primarily as a result of higher revenues per unit case which was partially offset by the devaluation of the Paraguayan guaraní against the Chilean peso. In local currency, our net sales increased 6.8% primarily as a result of higher revenues per unit case. Our net sales of juices and waters in Paraguay were Ch$25,052 million during the year ended December 31, 2016, a Ch$722million increase equivalent to 3.0%, compared to Ch$24,330 million during 2015, primarily as a result of higher revenues per unit case and higher volume, which was partially offset by conversion of the Paraguayan guaraní to Chilean pesos.

Cost of Sales

Our cost of sales were Ch$1,033,910 million during the year ended December 31, 2016, a Ch$72,796 million, or 6.6% decrease, compared to Ch$1,106,706 million during 2015. The cost of sales per unit case decreased 1.7% in the same period.  This decrease is primarily a result of (i) the effect upon conversion of figures from our subsidiaries in Argentina, Brazil and Paraguay, (ii) lower volume sold, and (iii) the lower cost of dollar denominated raw materials.  The previous was partially offset by (i) higher revenues, with a direct effect on concentrate costs, (ii) the devaluation of the local currencies with respect to the U.S. Dollar, which has a negative impact on our dollar denominated costs, and (iii) increased labor costs. Our cost of sales represented 58.2% of net sales for the year ended December 31, 2016, compared to 58.9% for 2015.

Chile

Our cost of sales in Chile was Ch$319,214 million during the year ended December 31, 2016, a Ch$9,827 million, or 3.2% increase compared to Ch$309,387 million during 2015. The cost of sales per unit case increased 3.9% in the same period.  This increase was mainly due to (i) higher concentrate costs given price increases carried out, (ii) the depreciation of the Chilean peso, which has a negative impact on dollar denominated costs, and (iii) the shift in the mix from soft drinks to waters, juices and others. This was partially offset by the lower costs in U.S. Dollars of dollar denominated raw materials, namely sugar and PET.  Our cost of sales in Chile represented 59.1% of net sales in Chile for the year ended December 31, 2016, compared to 60.1% for 2015.

Brazil

Our cost of sales in Brazil was Ch$359,156 million during the year ended December 31, 2016, a Ch$10,056 million decrease equivalent to 2.7% compared to Ch$369,212 million during 2015. The cost of sales per unit case decreased 6.2% in the same period. In local currency total cost of sales decreased 0.9%, mainly due to (i) lower volume sold, (ii) lower cost in U.S. Dollars of dollar denominated raw materials, and (iii) lower labor costs, explained in part by the shutdown of the Vitoria plant. These effects were partially offset by (i) increased costs of concentrate resulting from price increases carried out, (ii) the devaluation effect of the Brazilian Real over our costs expressed in U.S. Dollars, and (iii) higher cost of other beverages, specifically driven by an increased consumption of water. Our cost of sales in Brazil represented 60.9% of net sales in Brazil for the year ended December 31, 2016, compared to 60.8% for 2015.

Argentina

Our cost of sales in Argentina was Ch$279,308 million during the year ended December 31, 2016, a Ch$71,832 million decrease equivalent to 20.5% compared to Ch$351,140 million during 2015. The cost of sales per unit case decreased 14.8% in the same period. In local currency cost of sales increased 23.1% mainly due to: (i) higher revenues with a direct effect on the cost of concentrate, (ii) increased labor costs, primarily resulting from  high local inflation, and (iii) the devaluation effect of the Argentinean peso on our dollar denominated costs.  This was partially offset by (i) lower costs given lower volume sold and (ii) lower cost in U.S. dollars of dollar denominated raw materials. Our cost of sales in Argentina represented 54.0% of net sales in Argentina for the year ended December 31, 2016, compared to 56.0% for 2015.

Paraguay

Our cost of sales in Paraguay was Ch$78,410 million during the year ended December 31, 2016, a Ch$241 million decrease equivalent to 0.3% compared to Ch$78,651 million during 2015.  Cost of sales per unit case decreased 1.3% during the same period. In local currency cost of sales increased 5.2% primarily due to (i) greater cost of concentrate due to price increases carried out, (ii) greater labor costs, (iii) the effect of the shift in the mix toward products carrying greater costs such as juices, and (iv) the depreciation effect of the Paraguayan guaraní over dollar denominated costs. Our cost of sales in Paraguay represented 59.4% of net sales in Paraguay for the year ended December 31, 2016, compared to 60.5% for 2015.

Gross Profit

Due to the factors described above, our gross profit was Ch$743,549 million during the year ended December 31, 2016, a Ch$27,139 million, or 3.5% decrease compared to Ch$770,688 million during 2015.  Our gross profit represented 41.8% of our net sales during the year ended December 31, 2016, compared to 41.1% of our net sales in 2015.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$529,880 million during the year ended December 31, 2016, a 4.5% decrease equivalent to Ch$25,212 million compared to Ch$555,092 million during 2015.  This decrease was mainly due to the effect upon conversion of figures from our subsidiaries in Argentina, Brazil and Paraguay. The previous was partially offset by (i) local inflation, specifically in Argentina, which affects the majority of the these expenses, especially labor, (ii) greater freight expenses in Chile, (iii) greater depreciation charges in Brazil, and (iv) greater marketing expenses in Chile and Paraguay. Our distribution, administrative and sales expenses represented 29.8% of our net sales during the year ended December 31, 2016, compared to 29.6% for 2015.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$152,334 million during the year ended December 31, 2016, a 7.1% increase equivalent to Ch$10,048 million compared to Ch$142,287 million during 2015. This increase in distribution, administrative and sales expenses in Chile was mainly due to the effect of other operating income classified under this item, which were higher than those of 2015. Isolating this effect, distribution, administrative and sales expenses would have increased 3.4% in local currency, which is mainly explained by (i) greater labor costs which were 6.1% higher when compared to the previous year and (ii) greater distribution freights which were 5.6% higher when compared to the previous year. These effects were partially offset by lower haulage freights, which were 11.9% lower when compared to the previous year. Our distribution, administrative and sales expenses in Chile represented 28.2% of our net sales in Chile during the year ended December 31, 2016, compared to 27.6% for 2015.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$159,699 million during the year ended December 31, 2016, a 1.4% decrease equivalent to Ch$2,200 million, compared to Ch$161,899 million during 2015, mainly due to the effect of currency conversion.  In local currency our distribution, administrative and sales expenses increased 0.4% mainly due to (i) increased labor costs which were 4.9% higher when compared to the previous year and (ii) higher depreciation charges, which were 6.8% higher when compared to the previous year.  The previous was partially offset by lower distribution expenses which were 6.0% lower, mainly explained by the internalization of the distribution fleet and by the lower volume sold.  Our distribution, administrative and sales expenses in Brazil represented 27.1% of our net sales in Brazil during the year ended December 31, 2016, compared to 26.7% for 2015.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$182,894 million during the year ended December 31, 2016, a 16.0% decrease equivalent to Ch$34,750 million, compared to Ch$217,644 million during 2015. In local currency the distribution, administrative and sales expenses increased 29.8%, mainly due to the effect of local inflation over labor costs and costs for freight and third-party services. Our distribution, administrative and sales expenses in Argentina represented 35.4% of our net sales in Argentina during the year ended December 31, 2016, compared to 34.7% for 2015.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$29,849 million during the year ended December 31, 2016, a 2.1% increase equivalent to Ch$627 million, compared to Ch$29,222 million during 2015.  The distribution, administrative and sales expenses in local currency in Paraguay increased 8.0% which is primarily explained by (i) greater marketing expenses, which were 7.4% higher when compared to the previous year, (ii) greater labor costs, which were 9.5% higher compared to the previous year, and (iii) greater distribution freight expenses which were 15.6% higher compared to the previous year, mainly due to increased volume sold directly.  These effects were partially offset by lower depreciation charges, which were 17.7% lower compared to the previous year. Our distribution, administrative and sales expenses in Paraguay represented 22.6% of our net sales in Paraguay during the year ended December 31, 2016, compared to 22.5% for 2015.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2015 and 2016:

	Year Ended December 31,
	2015	2016
	(in millions of Ch$)

Other income (expense)	(27,813)	(24,392)
Financial income	10,118	9,662
Financial costs	(55,669)	(51,375)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	(2,328)	(263)
Exchange rate differences	(2,856)	(68)
Loss from differences in indexed financial assets and liabilities	(7,308)	(6,378)
Other income (expense), net	(85,856)	(72,814)

We had other expenses, net, of Ch$72,814 million during the year ended December 31, 2016, a Ch$13,042 million, or 15.2% decrease compared to Ch$85,856 million during 2015.  This decrease was mainly influenced by decreased financial costs and decreased levels of financial indebtedness in Argentina and Brazil, lower losses by adjustment units resulting from lower inflation levels in Chile during 2016 against 2015, which has a favorable impact on the debt indexed to Chilean inflation (Unidad de Fomento); additionally, during 2016 there was a lower loss in the recognition of income in related companies, and a lower loss from exchange rate differences on dollarized accounts in Argentina and Paraguay in 2016.

Income Taxes

We had income taxes of Ch$48,807 million during the year ended December 31, 2016, a Ch$7,164 million, or 17.2% increase compared to Ch$41,643 million during 2015.  This increase was mainly resulting from deferred tax estimates due to the exchange rate variation, lower net financial expenses and a higher corporate tax rate in Chile, which increased from 22.5% in 2015 to 24% in 2016.

Net Income

Due to the factors described above, we had net income of Ch$92,049 million during the year ended December 31, 2016, a Ch$3,951 million, or 4.5% increase compared to Ch$88,098 million during 2015.  Our net income represented 5.2% of our net sales during the year ended December 31, 2016, compared to 4.7% for 2015.

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

Our average market share for soft drinks in Paraguay during the year ended December 31, 2015, according to A.C. Nielsen Company, was 61.6% (in terms of volume), compared to 61.7% for 2014, and 72.8% (in terms of average sales), compared to 66.9% for 2014.

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

Brazil

Our cost of sales in Brazil was Ch$369,212 million during the year ended December 31, 2015, a Ch$71,443 million, or 16.2% decrease compared to Ch$440,655 million during 2014. The cost of sales per unit case decreased 11.5% in the same period. In local currency total cost of sales increased 2.4%, mainly due to (i) increased costs of concentrate resulting from price increases carried out, (ii) an increase in our product mix of distributed products (mainly waters and beer), which have a greater cost per unit case; and (iii) the devaluation effect of the Brazilian Real over our costs expressed in U.S. dollars.  Our cost of sales in Brazil represented 60.8% of net sales in Brazil for the year ended December 31, 2015, compared to 61.6% for 2014.

Argentina

Our cost of sales in Argentina was Ch$351,140 million during the year ended December 31, 2015, a Ch$85,852 million, or 32.4% increase compared to Ch$265,288 million during 2014. The cost of sales per unit case increased 29.6% in the same period. In local currency total cost of sales increased 35.7%. The increase in our cost of sales per unit case in local currency was mainly due to: (i) higher costs of concentrate explained by price increases; (ii) higher labor costs, mainly caused by the increase in real wages, and (iii) higher depreciation due to recent investments. Our cost of sales in Argentina represented 56.0% of net sales in Argentina for the year ended December 31, 2015, compared to 57.5% for 2014.

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

These Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2016 and 2015 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014, all of which were approved by the board of directors on April 26, 2017.

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

Impact of Foreign Currency Fluctuations

In accordance with IFRS conversion methods, assets and liabilities from Argentina, Paraguay and Brazil are converted from their functional currency (Argentine peso, Paraguayan guaraní and Brazilian real respectively) to the reporting currency of the parent company (Chilean peso) at the end of period exchange rate, and income accounts at the exchange rate as of the date of the transaction or monthly average exchange rate of the month when it took place.  The effects of conversion are presented as comprehensive income and do not affect the results for the years ended December 31, 2016, 2015 and 2014. The conversion effects due to the currency conversion undertaken for assets and liabilities in accordance with the method previously explained resulted in a decrease of other comprehensive income of Ch$4,517 million during 2016 (net increase of Ch$106,153 million during 2015 and a net decrease of Ch$28,150 million during 2014). We also present under other comprehensive income the net effect as result of the restatement of Chilean pesos to U.S. dollars and other currencies to U.S. dollars resulting from the update of intercompany accounts that have designated as part of the Company’s investment, this effect resulted in an increase of Ch$3,220 million during 2016 (decrease of Ch$8,000 million in 2015 and an increase of Ch$925 million during 2014).

In order to protect us from the effects on income resulting from the volatility of the Brazilian real and the Chilean peso against the U.S. dollar, we maintain derivative contracts (cross currency swaps) derivative to cover almost 100% of U.S. dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean peso and the Brazilian real against the U.S. dollar, are significantly mitigating our exchange rate exposure.

According to our currency hedge policy, we frequently use forward contracts to protect against the risk of variation of the U.S. dollar, which has an impact on some of our principal raw materials. These contracts depend on each operation. For example, on our balance sheets we keep dollar forward contracts against the Argentine peso, the Brazilian real, the Chilean peso and the Paraguayan Guaraní.

The mark to market of these contracts are recorded according to the hedge accounting methodology outlined in IFRS standards, i.e., the valuation at fair value is carried to equity accounts, and when the effect on results of the hedged item occurs, the effects of derivatives contracts, are recycled from equity to operating results.  For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

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

Capital Resources, Treasury and Funding Policies

The products we sell are usually paid for in cash or short term credit, and therefore our main source of financing comes from the cash flow of our operations.  This cash flow has been generally sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved at our General Shareholders’ Meeting. Nevertheless, in 2013 it was necessary to issue international bonds to finance the acquisition of the 100% stake of Ipiranga in Brazil for R$1,155 million (equivalent to Ch$261,245 million). Our net cash position diminished after the merger with Polar and the Ipiranga acquisition in part because Polar and Ipiranga previously had more debt when compared to Andina’s balance sheet. Should  additional funding be required for potential future investments in geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, as it was the case of cash flows generated by our subsidiary in Argentina in the years 2013, 2014 and 2015. Currently, there are no such restrictions in place. During 2016, we received dividends from subsidiaries in Argentina, Brazil and Paraguay. We cannot assure you that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

Our management believes that we have access to financial resources to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividend payments to shareholders.

The amount and frequency of future dividends to our shareholders will be determined at the General Shareholders’ Meeting upon the proposal of our board of directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future. However, it should be noted that Corporate Law requires us to distribute at least 30% of any profits generated each year.

Our board of directors has been empowered by our shareholders to define our financing and investment policies. Our bylaws do not define a strict financing structure, nor do they limit the types of investments we may make. Traditionally, we have preferred to use our own resources to finance our investments.

Our financing policy contemplates that each subsidiary should finance its own operations. From this perspective, each subsidiary’s management must focus on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should additional financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our general policy is to prefer local financing to allow for natural hedging. If local financing conditions were not acceptable, because of costs or other constraints, Andina will provide financing, or our subsidiary could finance itself in a currency different than the local one.

Our cash management policy contemplates that any cash surplus must be invested in a portfolio of investment grade securities until such time as our board of directors makes a final decision as to the disposition of the surplus.

Derivative instruments are utilized only for business purposes, and never for speculative purposes. Pursuant to our currency hedge policy, forward currency contracts are used in some operations to cover the risk of local currency devaluation relative to the U.S. dollar in an amount not greater than the budgeted purchases of U.S. dollar-denominated raw materials. Depending on market conditions, instead of forward currency contracts, from time to time we prefer to utilize our cash surplus to purchase raw materials in advance to obtain better prices and a fixed exchange rate.

Cash Flows from Operating Activities 2016 vs. Cash Flows from Operating Activities 2015

Cash flows from operating activities during 2016 amounted to Ch$223,447 million compared to Ch$264,909 million in 2015.  The decrease in cash flow generation was mainly due to higher payments to suppliers during 2016.

Cash Flows from Operating Activities 2015 vs. Cash Flows from Operating Activities 2014

Cash flows from operating activities during 2015 amounted to Ch$264,909 million compared to Ch$215,514 million in 2014.  The increase in cash flow generation was mainly due to higher client collections, resulting from a better performance mainly from the Argentine operation.

Cash Flows from Investing Activities 2016 vs. Cash Flows from Investing Activities 2015

Cash flows for investing activities (includes purchase and sale of property, plant and equipment, investment in associated companies and financial investments) amounted to Ch$113,916 million in 2016 compared to Ch$103,131 million during 2015. During 2016 we made higher investments in property, plant and equipment, amounting to Ch$15,817 million and capital contributions in Coca-Cola del Valle Ventures S.A. and Trop Frutas do Brasil Ltda. in the amount of Ch$17,587 million.

The main item of investing activities is the purchase of property, plant and equipment which increased from Ch$112,400 in 2015 to Ch$128,217 million in 2016 .

Cash Flows from Investing Activities 2015 vs. Cash Flows from Investing Activities 2014

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

Cash Flows from Financing Activities 2016 vs. Cash Flows from Financing Activities 2015

Our financing activities are directly related to dividend distributions to our shareholders, that record a utilization of cash resources amounting to Ch$67,592 million compared to Ch$54,320 million during 2015, and borrowings from banks and payment of these loans, in order to finance these dividend payments and investments.  As a result of our business’ seasonality, we generate greater cash flows during the summer months (December through March); therefore, during the winter season we may require short term financing in order to fulfill our dividend and investment commitments.

As of December 31, 2016, we had 18 short-term credit lines in an amount equivalent to Ch$260,817 million of which the equivalent of Ch$193,850 million correspond to 12 unused lines of credit that remain available. . In Argentina, we had the equivalent of Ch$66,077 million in credit available with eight lines of credit. The unused portion of such lines of credit at that date was equivalent to Ch$65,943 million. In Brazil, we had the equivalent of Ch$147,106 million in credit available from four lines of credit. The unused portion of such lines of credit at that date was equivalent to Ch$80,274 million.  In Chile, we had the equivalent of Ch$15,700 million in credit available from three lines of credit  which have not been used.  In Paraguay, we had the equivalent of Ch$31,934 million in credit available from four lines of credit which have not been used.

Cash Flows from Financing Activities 2015 vs. Cash Flows from Financing Activities 2014

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

Liabilities

For the year ended December 31, 2016, our total liabilities, excluding non-controlling interest, were Ch$1,356,940 million; representing a 0.06% decrease compared to December 31, 2015. The decrease in total liabilities resulted principally from the restatement of U.S. dollar denominated public liabilities (given the appreciation of the Chilean peso against the U.S. dollar) and the decreases of bank liabilities in Argentina and Brazil, partially offset by an increased balance of trade accounts payable.  As of December 31, 2016, our noncurrent liabilities included (i) other noncurrent financial liabilities of Ch$721,571 million, (ii) noncurrent accounts payable of Ch$9,510 million (iii) other noncurrent provisions of Ch$72,399 million, (iv) deferred tax liabilities for Ch$125,609 million; (v) noncurrent employee benefit provisions for Ch$8,158 million; and (vi) other noncurrent non-financial liabilities for Ch$159 million, totaling noncurrent liabilities for Ch$937,405 million during the year ended December 31, 2016 compared to Ch$977,252 million during the year ended December 31, 2015..

As of December 31, 2016, our current liabilities included (i) other current financial liabilities of Ch$64,801 million; (ii) trade accounts and other accounts payable for Ch$242,836 million; (iii) current accounts payable to related entities for Ch$44,120 million; (iv) other current provisions for Ch$683 million; (v) current tax liabilities for Ch$10,829 million and (vi) current employee benefit provisions for Ch$35,633 million and (vi) other non-financial current liabilities for Ch$20,613 million.  Total current liabilities during the year ended December 31, 2016 amounted to Ch$419,535 million compared to Ch$380,574 million during the year ended December 31, 2015.

As of December 31, 2016, and before the cross currency swaps contracts the company entered in, our bond liabilities had a weighted average interest rate of 4.70% while our bank liabilities had a weighted average interest rate of 5.06%.

Summary of Significant Debt Instruments

As of December 31, 2016, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds

During 2001, we issued in the Chilean capital markets Series B bonds. This issuance was structured into two series, one of which matured during 2008. The outstanding series as of December 31, 2016 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The Series B Local Bonds are subject to the following restrictive covenants:

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

•                  Maintain and in no way lose, sell, assign, or transfer to a third party the geographical area today called the “Metropolitan Region”, as franchised territory in Chile by The Coca-Cola Company, for the development,  production, sale and distribution of products and brands of such licensor, in accordance with the respective bottling agreement or license, renewable from time to time.

•                  Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which to date is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of such licensor; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow.

•                  Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, less than or equal to 1.3 times the Company’s unsecured consolidated current liabilities.

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

Series A and C Local Bonds

As a consequence of our merger with Polar, we became an obligor under the following two bonds issued by Polar in the Chilean capital markets in 2010.

•                   UF 1.0 million of Series A bonds due 2017, bearing interest at a variable annual rate equal to 3.00%; and

•                   UF 1.5 million of Series C bonds due 2031, bearing interest at a variable annual rate equal to 4.00%.

Both series are subject to the following restrictions:

•                  Maintain a level of “Net Financial Indebtedness” within its quarterly financial statements that may not exceed 1.5 times, measured by figures included in the Company Consolidated Statement of Financial Position. For these purposes, net financial indebtedness level is defined as the ratio of net financial debt to total assets of the Company (equity attributable to the owners of the controllers plus non-controlling interests). Net financial debt means the difference between the Company financial debt and cash.

•                  Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the Company unsecured consolidated liabilities.

Unencumbered Assets are (a) assets that meet the following conditions: (i) they are the property of the Company , (ii) they are classified under Total Assets of the Company Financial Statement and (iii) they are free of any pledge, mortgage or other levies constituted in favor of third parties, less (b) “Other Current Financial Assets” and “Other Non-Current Financial Assets” included in the Company Financial Statements (to the extent they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities.)

Unsecured Total Liabilities are (a) liabilities included under Total Current Liabilities and Total Non-Current Liabilities on the Company Financial Statements which do not benefit from preferences or privileges, less (b) “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Company Financial Statements (to the extent they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).

•                      Not invest in instruments issued by related parties or carry out operations with related parties other than those related to the general purpose of the entities, in conditions that are less favorable to those of the Company in relation to those prevailing in the market.

•                      Maintain a “Net Financial Coverage” level greater than 3.0 times.  Net financial coverage is the ratio between the Company EBITDA for the past 12 months and the Company net financial expenses (financial income less financial expenses) for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

Series C, D and E Local Bonds

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into three series.

•                   UF 1.0 million of Series C Bonds due 2020, bearing an annual interest rate of 3.50%;

•                   UF 4.0 million of Series D Bonds due 2034, bearing an annual interest rate of 3.8%; and

•                   UF 3.0 million of Series E Bonds due 2035, bearing an annual interest rate of 3.75%.

The Series C, D and E local bonds are subject to the following restrictions:

•                      Maintain an indebtedness level where Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times.

For these purposes Consolidated Financial Liabilities means Current Liabilities bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under “Other Current Financial Assets” and “Other Non-current Financial Assets” of the issuer’s Consolidated Statement of Financial Position.

Consolidated Equity is total equity including non-controlling interests.

•                  Maintain Consolidated Assets free of any pledge, mortgage or other lien by an amount, at least equal to 1.3 times of the Issuer’s unsecured consolidated current liabilities.

“Unsecured Consolidated Current Liabilities” are the Company’s total liabilities, obligations and debts that are not secured with real guarantees on goods and assets of the latter, made voluntarily and conventionally by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under “Other Current Financial Assets” and “Other Non-current Financial  Assets” of the Company’s Consolidated Statement of Financial Position.

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

•                  Maintain and in no way lose, sell, assign, or transfer to a third party the “Metropolitan Region”, as franchised territory in Chile by The Coca-Cola Company for the production, sale and distribution of products and brands of the licensor. Losing said territory means the non-renewal, cancellation, early termination or annulment of the license agreement granted by The Coca-Cola Company for the Metropolitan Region.

•                  Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of the Series C, D and E local bonds, is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of The Coca-Cola Company; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow of the audited fiscal year immediately prior to the moment when said loss, sale, assignment or transfer occurs. For these purposes “Adjusted Consolidated Operating Flow” is the addition of the following accounting items of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Income”, including revenue and cost of sales, less (ii) “Distribution Costs”, less (iii) “Administrative Expenses”, plus (iv) “Participation in Earnings (Losses) of Associates and Joint Ventures accounted for using the Equity Method”, plus (v) “Depreciation”, plus (vi) “Amortization of Intangibles”.

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

Repurchased Notes due 2027 and 2097

In October 1997, we issued notes in the amount of US$100 million at a rate of 7.625% due 2027 and another US$100 million at a rate of 7.875% due 2097. Through a series of repurchases between 2000 and 2009, we repurchased all of these notes through our wholly-owned subsidiary, Abisa Corp S.A. Subsequently, in December 2014, we repurchased US$200 million in outstanding bonds from Abisa Corp S.A., thereby eliminating the related bond liability.

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

E.            OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2016, we did not have any material off-balance sheet arrangements.

F.            CONTRACTUAL OBLIGATIONS

The following table sets forth our principal contractual and commercial obligations as of December 31, 2016:

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Ch$ )

Debt with financial institutions(1)	22,880	15,958	3,677		42,515
Bonds(1)(2)	51,386	88,617	84,730	763,159	987,892
Lease obligations(1)	11,508	9,946	7,342	19,695	48,491
Purchase obligations(1)(3)	190,795	64,985	531	159	256,470
Total(1)	276,569	179,506	96,280	783,013	1,335,368

(1)         Includes interest

(2)         See Note 15 to our consolidated financial statements as of December 31, 2016 and 2015 for additional information.

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

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in millions of Ch$ 2016)
Provisions	72,399	72,399	—	—
Other long-term liabilities	8,317	523	—	7,794
Total long-term liabilities	80,716	72,922	—	7,794

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

Principal Officers

The following table includes information regarding our senior executives:

Name	Age	Position
Miguel Ángel Peirano	57	Chief Executive Officer
Andrés Wainer	46	Chief Financial Officer
Tomás Vedoya	39	Chief Strategic Planning Officer
Jaime Cohen	49	Chief Legal Officer
Carlos Gálvez	53	Chief Process and Information Officer
Gonzalo Muñoz	55	Chief Human Resources Officer
Fabián Castelli	51	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	56	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solorzano Hurtado	46	General Manager of Chilean Soft Drink Operation.
Francisco Sanfurgo	62	General Manager of Paraguay Refrescos S.A.

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

Mr. Galvez joined the Company in 2016 as Chief Information Officer. Prior to joining Coca-Cola Andina, he served for more than 17 years at British American Tobacco, during which time he held the roles of Area Head of IT Southern Cone (August 2012 to January 2016),  Head of IT Colombia & Integration Manager (July 2011 to July 2012) and Regional Operations IT Manager — Americas (January 2009 to June 2011). Mr. Galvez has also worked at El Mercurio and Nestlé.

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

Mr. Sanfurgo joined us after the merger with Embotelladoras Coca-Cola Polar assuming the position of General Manager of Paraguay Refrescos S.A. In 1990, he joined Embotelladoras Coca-Cola Polar S.A. as General Manager of Embotelladora Austral (Punta Arenas — Chile). Since 2005 has been General Manager of Paraguay Refrescos S.A.

Board of Directors

In accordance with our current bylaws, the board of directors is composed of fourteen directors. The directors may or may not be shareholders and are elected for a term of three years subject to indefinite re-election. All members of the board of directors are completely renewed every three years by and during the General Shareholders’ Meeting. Cumulative voting is permitted for the election of directors.

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

As of December 31, 2016, our board of directors consisted of the following directors:

Name	Age	Date of Expiration of Current Term	Position
Juan Claro	65	2019-04-21	Chairman of the Board of Directors
Salvador Said(1)	51	2019-04-21	Vice Chairman of the Board of Directors
Eduardo Chadwick	57	2019-04-21	Director
José Antonio Garcés,	50	2019-04-21	Director
Arturo Majlis	54	2019-04-21	Director
Gonzalo Said(1)	51	2019-04-21	Director
Francisco Javier Crespo	50	2019-04-21	Director
Gonzalo Parot(2)	63	2019-04-21	Director
Georges de Bourguignon	55	2019-04-21	Director
José De Gregorio	56	2019-04-21	Director
Juan Andrés Fontaine	61	2019-04-21	Director
Susana Tonda	62	2019-04-21	Director
Enrique Rapetti	40	2019-04-21	Director
Mariano Rossi	50	2019-04-21	Director

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

Mr. Gonzalo Said has been a member of our board of directors since April 1993. His principal occupation is as an entrepreneur. He also serves as director in the following organizations: Banco BBVA, Director Newport Ltda. (Grupo Said Handal), Member of the “Circle of Finance” of ICARE, and participates in the Board of Universidad Finnis Terrae and is the Chairman of Fundación Generación Empresarial.

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

Mr. de Bourguignon has been member of our board of directors since April 2016. His principal occupation is as economist. He is the founder and executive director of Asset. He also serves as director in the following companies:  Sal Lobos, a Chilean subsidiary of the German group K+S, and Latam Airlines Group.

Mr. De Gregorio has been a member of our board of directors since June 2012. His principal occupations are Professor of Economics at Universidad de Chile and non-resident Senior Fellow at the Petersen Institute for International Economics. He also serves as director in the following corporations: Compañía Sudamericana de Vapores; Intervial S.A., Euroamerica S.A. and Ruta del Maipo S.A.

Mr. Fontaine has been a member of our board of directors since June 2012. His principal occupation is as a consultant. He also serves as director in the following organizations: Bolsa de Comercio de Santiago (Santiago Stock Exchange), Administradora de Inversiones La Construcción S.A., Sigdo Koppers. Advisor of Libertad y Desarrollo.

Mrs. Tonda has been a member of our board of directors since April 2016. Her principal occupation is as business administrator. She is the executive director of the Center for Corporate Governance of the Pontificia Universidad Católica de Chile.  She also serves as director at Banco BBVA Chile.

Mr. Rapetti has been a member of our board of directors since September 2016. His principal occupation is as certified public accountant. He does not serve as director in any other organizations.

Mr. Rossi has been a member of our board of directors since June 2012. His principal occupation is as a consultant. He does not serve as director in any other organizations.

B.            COMPENSATION

Compensation of Principal Officers

In the case of our principal officers, the compensation plans are composed of a fixed remuneration and a performance bonus, which try to adapt to the reality and competitive conditions in each market, and whose amounts vary according to the position or exercised responsibility. Such performance bonuses are payable only to the extent that personal goals of each principal officer and company goals are met, which are previously defined for each case in particular.

For the period ended December 31, 2016 the amount of fixed compensations paid to Coca-Cola Andina’s principal officers amounted to ThCh$3,962 (ThCh$4,129 in 2015). Likewise, the amount of compensation paid in performance bonuses amounted to ThCh$2,461 (ThCh$2,295 in 2015).

During the period ended December 31, 2016 severance payments to managers and principal officers of Embotelladora Andina S.A. were Ch$463 million. During the period ended December 31, 2015 severance payments to managers and principal officers of Embotelladora Andina S.A. were Ch$193 million.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2016, which was approved by our shareholders, was as follows:

2016	Directors’ Compensation ThCh$	Executive Committee ThCh$	Directors’’ and Audit (SOX) Committee ThCh$	Total ThCh$

Juan Claro González	144,000			144,000
Arturo Majlis Albala	72,000	72,000	24,000	168,000
Gonzalo Said Handal	72,000	72,000		144,000
José Antonio Garcés Silva	72,000	72,000		144,000
Salvador Said Somavía	72,000	72,000	24,000	168,000
Eduardo Chadwick Claro	72,000	72,000		144,000
Gonzalo Parot Palma (Ind)	72,000		24,000	96,000
Francisco Crespo	72,000			72,000
César Emilio Rodríguez Larraín Salinas	18,087			18,087
José Fernando De Gregorio Rebeco	72,000			72,000
Juan Andrés Fontaine Talavera	72,000			72,000
Franz Alscher	48,000			48,000
Ricardo Vontobel	12,000			12,000
Mariano Rossi	72,000			72,000
Susana Tonda Mitri	50,000			50,000
Georges de Bourguignon	50,000			50,000
Enrique Rapetti	18,000			18,000
Totals Gross	1,060,087	360,000	72,000	1,492,087

For the year that ended on December 31, 2016, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$7,915 million of which Ch$6,423 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

C.            BOARD PRACTICES

Our board of directors has regularly scheduled meetings at least once a month, and extraordinary meetings are convened when called by the chairman or when requested by one or more directors. The quorum for a meeting of the board of directors is established by the presence of an absolute majority of its directors. Directors serve terms of three years from the date they are elected. Resolutions are passed by the affirmative vote of an absolute majority of those directors present at the meeting, with the chairman determining the outcome of any tie vote.

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment.

Executive Committee

Our board of directors is counseled by an Executive Committee that proposes Company policies and is currently comprised by the following Directors: Mr. Eduardo Chadwick Claro, Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal, and Mr. Salvador Said Somavía, who were elected during ordinary Board Session N°1,122 held on April 26, 2016. The Executive Committee is also comprised by the

Chairman of the Board, Mr. Juan Claro González and by our chief executive officer who participate by their own rights. This committee meets permanently throughout the year and normally holds one or two monthly sessions.

Directors’ Committee

Pursuant to Article 50 bis of Chilean Company Law N°18,046 and in accordance to the dispositions of Circular N°1956 and Circular N°560 of the Chilean Superintendence of Securities and Insurance, a new Directors’ Committee was elected during Board Session held April 26, 2016, applying the same election criteria set forth by Circular N°1956. Mr. Gonzalo Parot Palma (as Committee Chairman and as Independent Director), Mr. Arturo Majlis Albala and Mr. Salvador Said Somavía comprise the Committee.

The duties performed by this Committee during 2016, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 of the Chilean Superintendence of Securities and Insurance, were the following:

•                  Examined the reports of external auditors, the balance sheets and other financial statements, presented by the administrators of the Company to the shareholders, and took a position on such reports before they were presented to shareholders for their approval.

•                  Proposed External Auditors and Private Rating Agencies to the Board of Directors, which were proposed to the respective Shareholders’ Meeting.

•                  Examined information regarding the operations referred to by Title XVI of Law N°18,046 and reported on these operations. For detailed information regarding these operations, please refer to the Notes to the  Consolidated Financial Statements included in this Annual Report.

•                  Examined the salary systems and compensation plans of the Company’s managers, principal officers and employees.

•                  Reviewed and approved the Company’s 20F and verified Management compliance with Rule 404 of the Sarbanes Oxley Act (which states that Management must assess Company internal controls on a yearly basis).

•                  Reviewed Anonymous Reports.

•                  Reviewed Internal Audit Reports.

•                  Prepared the budget proposal for the Committee’s operation.

•                  Periodically interviewed the Company’s External Auditors.

•                  Reviewed the budget for Related Company Operations (production Joint Ventures).

•                  Reviewed Free Competition Compliance Program.

•                  Reviewed the Internal Control Model.

•                  Analyzed and Internal Audit Certification processes.

•                  Reviewed and approved Press Releases issued by the Company.

•                  Reviewed the Company’s four Operations’ Internal Control Standards, including Critical Risks in Accounting Processes, Compliance of Corporate Policies, Tax Contingencies and status of Internal and External Audit Observations.

•                  Analyzed Management and Risk Control Model.

•                  Reviewed progress on the implementation of Information Systems.

•                  Reviewed the terms and conditions of our Corporate Insurance policies.

•                  Reviewed judicial contingencies in the Company’s four Operations.

•                  Reviewed Dissemination Programs for Corporate Codes and Policies.

•                  Reviewed the Company’s relevant tax risks.

•                  Prepared the Annual Management Report

During 2016, the Directors’ Committee incurred expenses of Ch$117 million. Said expenses were related to consultancies on free competition and legal matters, among others.

Sarbanes-Oxley Audit Committee

In accordance with NYSE and SEC requirements regarding compliance with the Sarbanes-Oxley Act, the board of directors established the first Audit Committee on July 26, 2005. The members of the Audit Committee are designated by the Board, and serve until such member’s successor is duly designated or until such member’s earlier resignation or removal. Any member of the Audit Committee may be removed, with or without cause, by a majority vote of the Board. During Board Session Nº 1,122 dated April 26, 2016, Mr. Gonzalo Parot Palma, Mr. Arturo Majlis Albala, and Mr. Salvador Said Somavía were elected as members of our Audit Committee. It was determined that Mr. Gonzalo Parot Palma complied with the independence standards set forth in the Sarbanes-Oxley Act, SEC and NYSE regulations. Also, Mr. Parot has been appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

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

For the period ended December 31, 2016, the Audit Committee did not incur any expenses.

Ethics Committee

The Ethics Committee was established during the Board of Directors session held January 28, 2014. This Committee is composed by three directors, who are appointed by the Board of Directors and will occupy their posts until their successors are elected, or until resignation or dismissal. The current members of the Ethics Committee are the directors Mr. José Antonio Garcés Silva (Chairman), Mr. Juan Claro González and Mrs. Susana Tonda Mitri.

D. EMPLOYEES

Overview

On December 31, 2016, we had 16,296 employees, including 3,523 in Chile, 7,918 (7,568 own and 350 outsourced) in Brazil, and 3,328 in Argentina and 1,527 in Paraguay. Of these employees, 552 were temporary employees in Chile, 488 were temporary employees in Argentina, and 126 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2016, 1,858; 232; 2,270 and 374 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2015, and 2016:

	2015
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	69	0	56	63	0	63	106	0	106	33	0	33
Technicians and professionals	1,008	411	611	5,705	535	5,170	712	10	702	250	29	221
Workers	1,608	726	559	2,271	70	2,201	2,050	1,884	166	1,084	287	797
Temporary Workers	417	0	289	0	0	0	501	435	66	152	0	152
Total	3,102	1,137	1,515	8,039	605	7,434	3,369	2,329	1,040	1,519	316	1,203

	2016
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union	Total	Union	Non- Union
Executives	88	0	88	61	0	61	103	0	103	32	0	32
Technicians and professionals	578	62	516	5,348	215	5,133	726	10	716	287	36	251
Workers	2,207	1,789	418	2,509	17	2,492	2,012	1,850	162	1,082	338	744
Temporary Workers	650	7	643	0	0	0	487	410	77	126	0	126
Total	3,523	1,858	1,665	7,918	232	7,686	3,328	2,270	1,058	1,527	374	1,153

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

In Chile, 53.14% of employees with indefinite work contracts are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2016 in the city of Santiago:

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

(iii)          with Labor Union N°3 that mainly represents sales force employees from May 1, 2014 to April 30, 2018;

(iv)          Collective contract with  Workers Union N°3 of new salesforce from May 2016 to April 30, 2019 ;

(v)           Agreement with sales force negotiating group in force since June 1, 2016 through May 31, 2019;

(vi)          Collective Contract with Labor Union TAR, that represents workers from the distribution area from July 1, 2016 to June 30, 2019; and collective agreement with the picking area workers from the Venecia, Renca and Carlos Valdovinos branches, from March 1st 2011, to February 28, 2015, and

(vii)         Collective contract with a group of workers in the area of operations of the new plant Renca, effective as from July 1, 2015, until June 30, 2018.

The agreements in force as of December 31, 2016 in Coquimbo are:

(i)            Workers Union N°1 Agreement, formed mainly by workers from the production area, in force since March 1, 2016 through February 28, 2020;

(ii)           National Workers Union N°1 Agreement, which represents a part of the Administrative Employees and salesman, in force since January 1, 2014 through November  30, 2016;

(iii)          Collective Agreement formed mainly by Administrative Employees which is in force since September 1, 2016 through August  31, 2019;

(iv)          Transportation Collective Agreement, in force since November 1, 2016 through April 30, 2019. The collective agreements in force as of December 31, 2015 in Antofagasta

(v)           Collective agreement with Workers Union N°1 formed mainly by workers form the production area, in force since May 1 2014 through April 30, 2017;

(vi)          Collective agreement with Workers Union N°2, form by personnel from different areas, in force since December 1, 2016  through November 30, 2019;

(vii)         collective agreement with the salesmen negotiating group, in force since December 1, 2016 through November 30, 2019;

(viii)        Collective agreement with transportation workers from the base zone, in force since May 4, 2014 through May 4, 2017, and

(ix)          Collective agreement with transportation workers from Calama, in force since October 1, 2013 through September 30, 2016.

Finally, the collective agreements in force as of December 31, 2016 in Punta Arenas are:

(i)            Collective agreement with the workers union in Punta Arenas, which mainly represents workers from the Production Area, in force since August 1, 2016, through July 31, 2019; and

(ii)           Collective Agreement with InterAreas personnel, in force since February 1, 2014 through December 31, 2016.

Brazil

In Brazil, 3.1% of own employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are twenty four collective bargaining agreements currently in force.

Twelve agreements for employees in the State of Rio de Janeiro;

(i)            the Soft Drink Industry Employees’ Union agreement from July 1, 2016  to June 30, 2017;

(ii)           the Sales Force Union agreement from May 1, 2016 to April 30, 2017;

(iii)          The Sales Force II Union agreement from August 1, 2016 to July 31, 2017;

(iv)          the “Forklift “ Operator Union agreement from May 1, 2016 to April 30, 2017;

(v)           the “Forklift “ II Operator Union agreement from August 1, 2016 to July 31, 2017;

(vi)          the Driver and Helper of the Lagos Region Union agreement from May 1, 2016 through April 30, 2017;

(vii)         the Driver and Helper of the Lagos Region II Union agreement from May 1, 2016 through April 30, 2017;

(viii)        Collective bargaining agreement executed with the Drivers and Nova Iguaçu Helpers effective from May 1, 2016 until April 30, 2017;

(ix)          Agreement with the Drivers and Helpers Workers’ Union of Sao Goncalo in force since May 1, 2016 through April 30, 2017;

(x)           Agreement with the Drivers and Helpers Workers’ Union of Rio de Janeiro in force since May 1, 2016 through April 30, 2017;

(xi)          Agreement with the Drivers and Helpers Workers’ Union of Campos in force since May 1, 2016 through April 30, 2017; and

(xii)         Agreement with the Drivers and Helpers Workers’ Union of Itaperuna in force since May 1, 2016 through April 30, 2017.

Three agreements for employees in the State of Espírito Santo:

(i)            the Sales Force Union agreement from May 1, 2016 to April 30, 2017;

(ii)           Agreement with the Drivers and Helpers Workers’ Union of the State of Espírito Santo in force since May 1, 2016 through April 30, 2017; and

(iii)          the Trade Employees Union agreement from November 1, 2016 to October 31 2017.

Nine agreements with employees from the State of São Paulo:

(i)            Workers Union for the Beverage Industry of Ribeirão Preto since October 1, 2016 through September 1, 2017;

(ii)           Agreement with the Trade Workers Union for the region of Araraquara since October 1, 2016 through September 1, 2017;

(iii)          Agreement with the Trade Workers Union for the region of Franca since October 1, 2016 through September 1, 2017;

(iv)          Agreement with the Transportation Workers Union for the regions of Ribeirão Preto since May 1, 2016 through April 30, 2017;

(v)           Agreement with the Transportation Workers Union for the regions of Franca since May 1, 2016 through April 30, 2017;

(vi)          Agreement with the Transportation Workers Union for the regions of Araquara since May 1, 2016 through April 30, 2017;

(vii)         Agreement with the Transportation Workers Union for the regions of Mococa since May 1, 2016 through April 30, 2017;

(viii)        Agreement with the Salesmen Union of the State of São Paulo since July 1, 2016 through June 30, 2017;  and

(ix)          Agreement with the Security Technicians Union for the region of Ribeirão Preto, Franca, Araraquara and Mococa since May 1, 2016 through April 30, 2017.

These agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, according to inflation. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in December 2014, for three days organized by the drivers of internal buses in the Espirito Santo operation. However, as this operation no longer uses internal buses, such work stoppages are not expected to recur in the future.

Argentina

In Argentina, 68% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On November 30, 2016, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non salary benefits and a new complementary regulation on company contributions.

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

Paraguay

In Paraguay, 35.7% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

The collective bargaining agreements that are currently in force are: (1) Collective bargaining agreement executed with the Authentic Workers’ Union of Paraguay Refrescos effective from June 16, 2015 to June 15, 2017; (2) Workers’ Union of Paraguay Refrescos effective from April 10, 2015 to September 10, 2016 (beginning negotiations); and (3) Employees’ Union of Paraguay Refrescos effective from June 2016 to June 2018.

E.            SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2016.

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

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2016:

As of December 31, 2016, approximately 85.8% of our Series A shares and 80.3% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	263,718,485	55.7	207,253,769	43.8
The Bank of New York Mellon(2)	8,843,436	1.9	44,712,342	9.4
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.7	69,348,241	14.7
AFPs as a group (Chilean pension funds)	29,018,588	6.1	11,428,014	2.4
Principal foreign funds as a group	67,262,211	14.2	93,557,657	19.7
Executive officers as a group	0	0	0	0
Directors as a group(3)	212,147,110	44.8	166,526,094	35.2

(1) Our controlling shareholders are: Inversiones SH Seis Limitada, Inversiones Cabildo SpA, Inversiones Lleuque Limitada, (legal successor of Inversiones Chucao Limitada) Inversiones Nueva Delta S.A., Inversiones Alerce Limitada, Inversiones Nueva Delta Dos S.A., Inversiones Las Gaviotas Dos Limitada, Inversiones Playa Negra Dos Limitada today known as Inversiones Negra SpA, Inversiones Don Alfonso Dos Limitada, today known as Don Alfonso Limitada, Inversiones El Campanario Dos Limitada, today known as Inversiones El Campanario Limitada, Inversiones Los Robles Dos Limitada, today known as Inversiones Los Robles Limitada  and Inversiones Las Viñas Dos Limitada, today known as Inversiones Las Niñas Dos SpA.; the estate of Jaime Said Demaría; José Said Saffie; José Antonio Garcés Silva and Alberto Hurtado Fuenzalida.

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

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect at December 31, 2016.  There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2014, 2015 and 2016, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2015	2016
	Million Ch$
Chile	263	623
Brazil	62,571	71.116
Argentina	1,468	1,283
Paraguay	—	60
Total	64,302	73,082

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

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings.  At the General Shareholders’ Meeting held in April of 2016, our shareholders authorized our board of directors to distribute, at its discretion, interim dividends during 2016 and 2017.

During 2014, 2015 and 2016, our respective General Shareholders’ Meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation.  These additional dividend payments for 2014, 2015 and 2016 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

			Aggregate Amount of Dividends	Series A		Series B
Dividend Approval Date	Dividend payment Date	Fiscal year with respect to which dividend was declared	Declared and Paid (Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
12-22-2016	01-26-2017	2016	18,884	19.00	0.02931	20.90	0.03224
09-27-2016	10-27-2016	2016	16,896	17.00	0.02601	18.70	0.02861
04-21-2016	08-27-2016	Accumulated earnings	16,896	17.00	0.02564	18.70	0.02821
04-21-2016	05-27-2016	2015	16,896	17.00	0.02473	18.70	0.02721
12-22-15	01-28-16	2015	16,896	17.00	0.02374	18.70	0.02611
09-29-15	10-29-15	2015	14,908	15.00	0.02182	16.50	0.02400
04-22-15	08-28-15	Accumulated earnings	14,908	15.00	0.02144	16.50	0.02358
04-22-15	05-29-15	2014	14,908	15.00	0.02429	16.50	0.02673
12-18-14	01-29-15	2014	8,945	9.00	0.01446	9.90	0.01590
09-30-14	10-29-14	2014	13,020	13.10	0.02252	14.41	0.02478
04-21-14	08-20-14	Accumulated earnings	12,295	12.37	0.02138	13.607	0.02352
04-21-14	05-16-14	Accumulated earnings	12,295	12.37	0.02234	13.607	0.02458
04-21-14	05-16-14	2013	1,451	1.46	0.00264	1.606	0.00290
12-18-14	01-29-15	2014	8,945	9.0	0.01446	9.9	0.01591
12-17-13	01-23-14	2013	13,020	13.1	0.02407	14.41	0.02648
04-24-13	11-15-13	Accumulated earnings	46,713	47.0	0.09023	51.7	0.09925
05-28-13	06-26-13	2013	12,225	12.3	0.02419	13.53	0.02660
04-25-13	05-20-13	Accumulated earnings	12,225	12.3	0.02581	13.53	0.02814
11-20-12	12-27-12	2012	24,331	24.48	0.05110	26.930	0.05621
10-02-12	10-30-12	2012	12,165	12.24	0.02550	13.460	0.02805
02-27-12	05-31-12	Accumulated earnings	19,398	24.3	0.04692	26.730	0.05161
04-27-12	05-11-12	2011	8,757	10.97	0.02256	12.067	0.02481
04-27-11	07-26-11	Accumulated earnings	39,914	50.0	0.10811	55.000	0.11892

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

	Share Volume (in thousands)		Ch$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2010	15,196	110,049	2,072	1,282	2,501	1,621
2011	38,416	79,599	2,120	1,600	2,521	1,780
2012	45,877	123,437	2,550	1,847	3,155	2,220
2013	41,873	79,618	2,622	1,847	3,350	2,310
2014	54,263	113,622	1,890	1,400	2,525	1,705
2015
1st Quarter	10,104	22,584	1,500	1,350	1,829	1,550
2nd Quarter	11,388	47,093	1,680	1,300	2,180	1,585
3rd Quarter	10,044	33,332	2,200	1,510	2,800	1,800
4th Quarter	11,837	23,200	2,200	1,830	2,710	1,970
2016
1st Quarter	10,071	24,869	1,970	1,600	2,240	1,750
2nd Quarter	10,462	19,524	2,150	1,900	2,398	2,085
3rd Quarter	4,564	19,223	2,500	2,100	2,720	2,300
4th Quarter	8,517	17,320	2,451	2,228	2,741	2,300
Last six months
Oct-16	2,784	5,758	2,450	2,300	2,700	2,410
Nov-16	2,241	6,539	2,451	2,300	2,741	2,401
Dec-16	3,491	5,023	2,400	2,228	2,615	2,300
Jan-17	2,091	4,618	2,300	2,250	2,610	2,304
Feb-17	1,590	5,085	2,290	2,100	2,542	2,301
Mar-17	2,399	8,332	2,550	2,225	2,736	2,420

	ADR Volume (in thousands)		US$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2010	2,076	7,140	28.83	15.04	31.40	18.68
2011	911	5,089	26.25	15.04	31.41	21.00
2012	1,276	6,030	33	21	40	26
2013	1,351	4,930	34.07	15.04	42.23	26.51
2014	1,515	10,013	21.50	15.04	28.25	16.82
2015
1st Quarter	237	1,861	15.00	12.14	17.77	14.87
2nd Quarter	150	4,716	16.48	12.56	21.46	15.32
3rd Quarter	221	2,718	18.68	13.18	23.74	16.35
4th Quarter	199	2,606	19.20	15.14	24.01	16.56
2016
1st Quarter	365	2,470	17.49	14.17	19.82	14.21
2nd Quarter	445	1,242	19.55	16.69	21.33	18.36
3rd Quarter	279	1,319	21.98	19.31	24.64	20.82
4th Quarter	524	961	22.91	20.15	25.07	21.12
Last six months
Oct-16	386	221	22.85	20.77	25.07	22.62
Nov-16	109	428	22.91	20.15	24.53	21.75
Dec-16	30	313	21.89	20.19	23.29	21.12
Jan-11	30	277	21.00	19.92	23.64	21.47
Feb-17	30	445	21.02	19.74	23.71	21.39
Mar-17	152	426	23.14	20.34	24.98	22.80

Source: Bloomberg

The total number of registered ADR holders we had at December 2016 was 22 (15 in the Series A ADRs and 7 in the Series B ADRs). As of this date the ADRs represented 5.66% of the total number of our issued and outstanding shares. On December 31, 2016, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$2,289 per share (US$20.53 per Series A ADR), and Ch$2,491 for the Series B shares (US$22.47 per Series B ADR). At December 31, 2016, there were 1,473,906 Series A ADRs (equivalent to 8,843,436 Series A shares) and 7,425,057 Series B ADRs (equivalent to 44,712,342 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2016, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 77% and 100% of such trading days, for Series A and Series B shares respectively.

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

C.                                    MATERIAL CONTRACTS

On August 1, 2016, Embotelladora Andina SA, along with Monster Energy Company, entered into an agreement by which Monster Energy Company appointed Embotelladora Andina S.A. as distributor of products bearing the trademark “Monster” within its licensed territory in Chile (Antofagasta, Atacama, Coquimbo, Valparaíso, San Antonio, Cachapoal, Aysén and Magallanes). Similarly, on August 2, 2016 of the same year, Coca-Cola Andina Brazil along with Monster Energy Company entered into an agreement by which Monster Energy Company appointed Coca-Cola Andina Brazil authorizing it to commercialize and distribute the products bearing the trade mark “Monster” within its licensed territory in Brazil (Rio de Janeiro, Espirito Santo, part of São Paulo, and part of Minas Gerais).

On August 2, 2016, Andina Brazil (Rio de Janeiro Refrescos) entered into an international distribution agreement with Monster Energy Company, whereby the latter authorizes Andina Brazil (Rio de Janeiro Refrescos) to distribute and commercialize the products bearing the trade mark “Monster” within its territory, beginning November 1, 2016, for a period of 10 years.

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

ITEM 11.                   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We are exposed to changes in financial market conditions in the normal course of our business due to our use of certain financial instruments as well as transacting in various foreign currencies and conversion of our foreign subsidiaries’ financial statements into the Chilean peso. We do not enter into or hold derivative contracts for trading purposes.

Interest Rate Risk

Our primary interest rate exposures relate to U.S. dollar denominated and UF long-term fixed rate bond liabilities and other long-term variable and fixed rate bank liabilities. We also invest in certain medium-term bond securities that bear a fixed interest rate. We monitor our exposure to interest rate fluctuations regularly depending on market conditions.

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2016.

	Expected Maturity Date							Estimated Fair Market Value
	2017	2018	2019	2020	2021	Thereafter	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest Earning Assets
Time deposits and credit links	53,892	—	—	—	—	—	53,892	53,892
Weighted average interest rate	1.8%	—	—	—	—	—	1,8%	—

Interest Bearing Liabilities
Long-term debt (Bonds)	26,730	12,232	12,599	12,990	10,412	637,451	712,414	781,417
Fixed Rate	4.29%	5.05%	5.09%	5.13%	5.64%	4.48%	4.70%
Bank liabilities	20,610	8,618	5,696	3,264	158	—	38,346	35,298
Weighted average interest rate	4.31%	5.36%	6.12%	7.08%	7.15%	—	5.06%

Foreign Currency Risk

As of December 31, 2016, we have debt held by banks and debt held by the public denominated in U.S. dollars, which are hedged by derivative instruments, which lower the risk of exposure to the accrual of fluctuations of the value of the U.S. dollar. The following table summarizes the financial instruments held December 31, 2015, denominated in dollars:

Assets (U.S. Dollars)	2017	2018	2019	2020	2021	2022 Onwards	Total	Fair estimated Market Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and cash equivalents	53,074	—	—	—	—	—	53,074	53,074
Liabilities
Bonds obligations	(4,429)	—	—	—	—	(380,479)	(384,908)	(411,584)
Bank debt	(12,018)	—	—	—	—	—	(12,018)	(11,893)
Net assets (liabilities)	36,627	—	—	—	—	(380,479)	(343,852)	(370,403)

The Company maintains a net liability position as of December 31, 2016 in the amount of ThCh$ 348,701,380, comprised of bonds payable and obligations with financial institutions in the amount of ThCh$ 401,775,008, partially offset by financial assets denominated in U.S. dollars in the amount of ThCh$ 53,073,628. Of our total U.S. dollar-denominated financial liabilities, ThCh$ 12,017,942 correspond to our Brazilian operations and are exposed to the volatility of the Brazilian real against the U.S. dollar, while ThCh$ 389,757,066 correspond to the Chilean operations, which are exposed to the volatility of the Chilean peso against the U.S. dollar. In order to protect the Company from the effects on results due to the volatility of the Brazilian real and the Chilean peso against the U.S. dollar, we have entered into currency swaps that cover 99% of our dollar-denominated financial obligations, thereby mitigating our exchange rate exposure. As of December 31, 2016 the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was ThCh$ 49,580,028.

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

Fees Incurred in Past Annual Period

From January 1, 2016 to December 31, 2016, we received from the depositary US$96,172.20 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 15.                  CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

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

	Year ended December 31,
	2015		2016
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees
Audit fees(1)	961	99%	851	99%
Audit-related fees(2)	—	0%	—	0%
Tax fees(3)	9	1%	—	0%
Other fees	1	0%	5	1%
Total	972	100%	856	100%

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

Our reliance on the exemption provided by Rule 10A-3 of the Exchange Act, with respect to Mr. Arturo Majlis Albala and Mr. Salvador Said Somavía, would not materially adversely affect the ability of our Audit Committee to act independently.

ITEM 16E.         PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2016, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Pursuant to the Chilean Corporations Act, the Company is obliged to elect on an annual basis its principal accountant. The election takes place at the annual shareholders´ meeting. The audit committee and the directors committee independently submitted to the board of directors their proposal for the election of the principal accountant for fiscal year 2017. The board of directors´ at its meeting held on March 28, 2017 agreed to propose to the annual shareholders´ meeting of April 26, 2017 three candidates: EY Servicios Profesionales de Auditoría y Asesorías SpA. was proposed in first place, and PricewaterhouseCoopers Consultores Auditores SpA (“PwC Chile”), in second place and KPMG Auditores Consultores Ltda (“KPMG”), in third place.

At the referred annual shareholders´ meeting held April 26, 2017, EY Servicios Profesionales de Auditoría y Asesorías SpA. was elected as principal accountant for the fiscal year 2017. As a consequence, PwC Chile was dismissed as our independent registered public accounting firm on April 26, 2017. Such dismissal becomes effective upon completion by PwC Chile of its procedures on the financial statements of Embotelladora Andina S.A. as of and for the year ended December 31, 2016 and the filing of the related Form 20-F.

The reports of PwC Chile on the financial statements for the fiscal years ended December 31, 2016 and 2015 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2016 and 2015 and the subsequent interim period through April 26, 2017, there have been no disagreements with PwC Chile on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC Chile would have caused them to make reference thereto in their reports on the financial statements for such years.

During the fiscal years ended December 31, 2016 and 2015 and the subsequent interim period through April 26, 2017, there have been no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Registrant has requested that PwC Chile furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 26, 2017, is filed as Exhibit 15.1 to this Form 20-F.

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

No similar legal obligation exists under Chilean law. However, in accordance with the Chilean Public Companies Law 18,046, public companies that have a net worth of more than 1.5 million UFs and/or at least a 12.5% of its issued shares with voting rights are held by individual shareholders who control or own less than 10% of such shares must have a Directors’ Committee, formed by three members who are in their majority independent of the controller. Andina designated an Audit Committee in accordance with Rule 10 A.3.The functions of this committee are described under “Item 6. Directors, Senior Management and Employees-Board Practices”

303A.07 Internal Audit Function

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

Item	Description

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

4.21

Bottler Agreement dated as of September 1, 2008 among Embotelladoras Coca-Cola Polar S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.7 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.21.1

Amendment dated as of July 9, 2014 to Bottler Agreement dated as of September 1, 2008 between Embotelladora Andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (incorporated by reference to Exhibit 4.21.1 to Andina’s Annual Report on Form 20-F filed on April 28, 2015 (File No. 001-13142))

4.2.2

Bottler Agreement dated as of November 3, 2014 among Embotelladora andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (incorporated by reference to Exhibit 4.2.2 to Andina’s Annual Report on Form 20-F filed on April 28, 2015 (File No. 001-13142))

4.22

Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.8 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.23

Amendment dated as of February 1, 2013 to Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.9 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.24

Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.25

Amendment dated as of March 3, 2010 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.26

Amendment dated as of November 6, 2014 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.26 to Andina’s Annual Report on Form 20-F filed on April 28, 2015 (File No. 001-13142))

Item	Description

4.27

Amendment dated as of March 25, 2015 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.27 to Andina’s Annual Report on Form 20-F filed on April 28, 2015 (File No. 001-13142))

4.28	International distribution agreement dated as of August 1, 2016 among Embotelladora Andina S.A. and Monster Energy Company (filed herein)
4.29	International distribution agreement dated as of August 2, 2016 among Rio de Janeiro Refrescos Ltda. and Monster Energy Company (filed herein)
8.1	List of our subsidiaries (filed herein).
12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).
13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).
15.1	Consent of PricewaterhouseCoopers

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano	/s/ Andrés Wainer
(Signature)

Date: April 28, 2017

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2016 and 2015

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embotelladora Andina S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this Annual Report on Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
April 26, 2017

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	NOTE	12.31.2016	12.31.2015
		ThCh$	ThCh$
ASSETS
Current assets:
Cash and cash equivalents	4	141,263,880	129,160,939
Other financial assets	5	60,152,627	87,491,931
Other non-financial assets	6.1	8,601,209	8,686,156
Trade and other accounts receivable, net	7	190,524,354	176,385,836
Accounts receivable from related companies	11.1	5,788,683	4,610,500
Inventory	8	144,709,348	133,333,253
Current tax assets	9.2	1,702,296	7,741,241
Total Current Assets		552,742,397	547,409,856

Non-Current Assets:
Other financial assets	5	80,180,880	181,491,527
Other non-financial assets	6.2	35,246,823	18,289,901
Trade and other receivables	7	3,527,732	5,931,999
Accounts receivable from related parties	11.1	147,682	14,732
Investments accounted for under the equity method	13	77,197,781	54,190,546
Intangible assets other than goodwill	14.1	680,996,062	665,666,655
Goodwill	14.2	102,919,505	95,835,936
Property, plant and equipment	10	666,150,885	640,529,872
Total Non-Current Assets		1,646,367,350	1,661,951,168
Total Assets		2,199,109,747	2,209,361,024

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	NOTE	12.31.2016	12.31.2015
		ThCh$	ThCh$
LIABILITIES AND EQUITY
LIABILITIES
Current Liabilities:
Other financial liabilities	15	64,800,570	62,217,688
Trade and other accounts payable	16	242,836,356	212,526,368
Accounts payable to related parties	11.2	44,120,335	48,652,827
Provisions	17	682,778	326,093
Income taxes payable	9.3	10,828,593	7,494,832
Employee benefits current provisions	12	35,653,431	31,790,759
Other non-financial liabilities	18	20,612,791	17,565,643
Total Current Liabilities		419,534,854	380,574,210

Other financial liabilities	15	721,570,587	765,299,344
Trade and other payables	16	9,509,827	9,303,224
Provisions	17	72,399,115	63,975,724
Deferred income tax liabilities	9.5	125,608,802	130,201,701
Post-employment benefit liabilities	12	8,157,745	8,230,030
Other non-financial liabilities	18	158,790	242,491
Non-Current Liabilities:		937,404,866	977,252,514

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		295,708,512	274,755,431
Other reserves		254,159,496	284,980,830
Equity attributable to equity holders of the parent		820,605,582	830,473,835
Non-controlling interests		21,564,445	21,060,465
Total Equity		842,170,027	851,534,300
Total Liabilities and Equity		2,199,109,747	2,209,361,024

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function for the years ended at December 31, 2016, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2016	01.01.2015	01.01.2014
	NOTE	12.31.2016	12.31.2015	12.31.2014
		ThCh$	ThCh$	ThCh$
Net sales		1,777,459,320	1,877,394,256	1,797,199,877
Cost of sales	23	(1,033,910,027)	(1,106,706,146)	(1,081,243,408)
Gross Profit		743,549,293	770,688,110	715,956,469
Other income	24	1,760,899	471,569	3,970,623
Distribution expenses	23	(183,676,895)	(202,490,792)	(187,042,843)
Administrative expenses	23	(346,202,795)	(352,600,846)	(342,140,932)
Other expenses	25	(22,765,167)	(21,983,048)	(18,591,271)
Other (losses) gains	27	(3,387,377)	(6,301,121)	(4,392,105)
Financial income	26	9,661,692	10,118,375	8,655,623
Financial expenses	26	(51,374,971)	(55,669,217)	(65,081,431)
Share of profit of investments accounted for using the equity method	13.3	(262,582)	(2,327,829)	1,190,969
Foreign exchange differences		(67,518)	(2,856,370)	(2,675,027)
Loss from differences in indexed financial assets and liabilities		(6,378,375)	(7,308,343)	(12,461,548)
Net income before income taxes		140,856,204	129,740,488	97,388,527
Income tax expense	9.4	(48,807,093)	(41,642,562)	(45,354,435)
Net income		92,049,111	88,097,926	52,034,092

Net income attributable to
Equity holders of the parent		90,525,991	87,863,484	51,875,084
Non-controlling interests		1,523,120	234,442	159,008
Net income		92,049,111	88,097,926	52,034,092

		Ch$	Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	19.5	91.08	88.4	52.19
Earnings per Series B Share	19.5	100.19	97.24	57.41

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended at December 31, 2016, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	01.01.2016	01.01.2015	01.01.2014
	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Net income	92,049,111	88,097,926	52,034,092

Other Comprehensive Income:

Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(29,423)	(744,445)	(140,749)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	148,686	(119,212,803)	28,309,535
Gain (losses) from cash flow hedges	(42,836,575)	31,134,391	5,909,129
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	7,060	148,877	31,580

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	(2,431,408)	4,604,711	663,705
Income tax related to cash flow hedges	13,301,186	(10,172,792)	(2,041,658)
Total comprehensive income	60,208,637	(6,144,135)	84,765,634
Total comprehensive income attributable to:
Equity holders of the parent	59,704,657	(5,894,668)	83,875,399
Non-controlling interests	503,980	(249,467)	890,235
Total comprehensive income	60,208,637	(6,144,135)	84,765,634

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

for the years ended December 31, 2016, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2016	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	90,525,991	90,525,991	1,523,120	92,049,111
Other comprehensive income	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	—	(30,821,334)	(1,019,140)	(31,840,474)
Comprehensive income	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	90,525,991	59,704,657	503,980	60,208,637
Dividends	—	—	—	—		—	(69,572,910)	(69,572,910)	—	(69,572,910)
Total changes in equity	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	20,953,081	(9,868,253)	503,980	(9,364,273)
Ending balance at 12/31/2016	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2015	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	87,863,484	87,863,484	234,442	88.097.926
Other comprehensive income	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	—	(93,758,152)	(483,909)	(94.242.061)
Comprehensive income	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	87,863,484	(5,894,668)	(249,467)	(6.144.135)
Dividends	—	—	—	—	—	—	(60,925,992)	(60,925,992)	(393,306)	(61,319,298)
Total changes in equity	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	26,937,492	(66,820,660)	(642,773)	(67,463,433)
Ending balance at 12/30/2015	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

for the years ended December 31, 2016, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2014	270,737,574	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	51,875,084	51,875,084	159,008	52.034.092
Other comprehensive income	—	28,242,013	3,867,471	(109,169)	—	32,000,315	—	32,000,315	731,227	32.731.542
Comprehensive income	—	28,242,013	3,867,471	(109,169)	—	32,000,315	51,875,084	83,875,399	890,235	84.765.634
Dividends	—	—	—	—	—	—	(47,249,946)	(47,249,946)	49,457	(47,200,489)
Total changes in equity	—	28,242,013	3,867,471	(109,169)	—	32,000,315	4,625,138	36,625,453	939,692	37,565,145
Ending balance at 12/31/2014	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2016	01.01.2015	01.01.2014
Cash flows provided by (used in) Operating Activities	NOTE	12.31.2016	12.31.2015	12.31.2014
		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		2,415,467,366	2,406,656,125	2,367,485,129
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,624,748,620)	(1,569,343,254)	(1,579,575,529)
Payments to employees		(210,545,781)	(213,532,202)	(191,529,823)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(280,846,689)	(275,697,786)	(295,650,855)
Dividends received		745,805	1,250,000	1,590,675
Interest payments		(49,931,807)	(57,963,479)	(62,079,744)
Interest received		8,610,102	7,463,013	5,332,755
Income tax payments		(25,721,727)	(26,322,106)	(23,778,366)
Other cash movements (tax on bank debits Argentina and others)		(9,582,089)	(7,601,081)	(6,279,811)
Cash flows provided by Operating Activities		223,446,560	264,909,230	215,514,431

Cash flows provided by (used in) Investing Activities

Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltda.)		—	—	4,616,752
Cash flow used to acquire non-controlling interests (Capital contributions)	13.2	(17.586.575)	(915,069)	—
Proceeds from sale of property, plant and equipment		70,431	1,969,878	2,273,241
Purchase of property, plant and equipment		(128,217,485)	(112,399,528)	(114,216,855)
Proceeds from other long term assets (term deposits over 90 days)		109,824,298	106,609,849	122,292,893
Purchase of other long term assets (term deposits over 90 days)		(77,789,768)	(95,008,674)	(186,014,285)
Collections from forward, term, option and financial exchange agreements		(217,218)	(3,387,526)	(702,959)
Receipts from forward, term, option and financial exchange agreements		—	—	4,975,477
Net cash flows used in Investing Activities		(113,916,317)	(103,131,070)	(166,775,736)

Cash Flows generated from (used in) Financing Activities

Proceeds from long-term loans obtained		—	—	73,087,596
Proceeds from short-term loans obtained		22,188,721	89,423,068	106,645,178
Loan payments		(47,288,156)	(130,503,764)	(167,480,619)
Financial lease liability payments		(5,533,160)	(3,160,000)	(6,903,487)
Dividend payments by the reporting entity		(67,591,930)	(54,319,681)	(52,268,909)
Net cash flows used in Financing Activities		(98,224,525)	(98,560,377)	(46,920,241)
Net increase (decrease) in cash and cash equivalents before exchange differences		11,305,718	63,217,783	1,818,454
Effects of exchange differences on cash and cash equivalents		797,223	(13,571,278)	(2,280,146)
Net increase (decrease) in cash and cash equivalents		12,102,941	49,646,505	(461,692)
Cash and cash equivalents — beginning of year	4	129,160,939	79,514,434	79,976,126
Cash and cash equivalents - end of year	4	141,263,880	129,160,939	79,514,434

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. Licenses for the territories in Chile expire in 2018 and 2019; in Argentina in 2017 (in the renewal process); in Brazil in 2017 (in the renewal process) and in Paraguay they expire in 2020. The Coca-Cola Company chooses to grant all of these licenses, and Management expects to be renewed under similar conditions on the date of expiration.

As of December 31, 2016, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1           Periods covered

These Consolidated financial statements encompass the following periods:

Consolidated statement of financial position: At December 31, 2016 and 2015.

Consolidated income statements by function and comprehensive income: For the periods ended December 31, 2016, 2015 and 2014.

Consolidated statements of direct cash flows: For the periods ended December 31, 2016, 2015 and 2014.

Consolidated statements of changes in equity:  For the periods ended December 31, 2016, 2015 and 2014.

2.2                     Basis of preparation

The Company’s Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

As explained in note 9.1, on September 29, 2014 Law No. 20,780 was issued, which introduces modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12.

In order to comply with IAS 12, financial statements as of December 31, 2014 are different to those presented to the SVS as the aforementioned effect has been recognized within the income statement. A reconciliation of such differences is presented as follows:

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

The Company’s 2016 local statutory consolidated financial statements in spanish were approved by the Company’s Board of Directors on February 28, 2017, with subsequent events first being considered through that date.  Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December, 31 2016 and 2015 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended.  Those consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 26, 2017 meeting.

Included in this 2016 consolidated financial statements are consolidated statement of financial position as of December 31, 2016 and 2015, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2016, 2015 and 2014.  This three year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission.  Other than such three year presentation and disclosure and the effect of the change in the income tax rates on deferred tax assets and liabilities were directly recognized within “Retained Earnings” in the Company’s 2014 local statutory consolidated financial statements instead of the income statement for the period ended December 31, 2014 , the accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements.  This three year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 26, 2017, with subsequent events considered through this later date.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of December 31, 2016 and 2015 and results of operations and cash flows for the periods between January 1 and December 31, 2016, 2015 and 2014. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

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

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and “Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2016			12-31-2015
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada	—	—	—	—	99.99	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2                     Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

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

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2016	669.47	205.42	42.13	26,347.98	0.116	705.60
12.31.2015	710.16	181.87	54.46	25,629.09	0.1217	774.61
12.31.2014	606.75	228.43	70.96	24,627.10	0.1311	738.05

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

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable, which are considered part of an equity investment, are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

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

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement-reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function.

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

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                             Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination.  Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

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

At each reporting date, the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1                             Financial assets at fair value through profit or loss

Fair value financial assets with changes in results are financial assets available for sale in the short term. A financial asset is classified under this category if it is acquired mainly for selling it in the short term.  Assets in this category are classified as current assets.

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

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in consolidated administrative expenses.

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

Accrued interest is recognized in the consolidated income statement under financial income.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “Other (losses) gains”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other (losses) gains”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of December 31, 2016 and 2015 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

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

During the reporting period there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

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

2.12                                Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short-term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

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

General and specific  borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold. No borrowing costs have been capitalized for the reporting period.

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

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future. The amount of deferred tax not recognized in this connection amounted to ThCh$ 80.029.807 at December 31, 2016 (ThCh$ 77,921,832 at December 31, 2015).

2.17                                Employee benefits

The Company has a provision to cover indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

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

Each lease payment is allocated between the liability and finance charges.The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

2.24.1             Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2              Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

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

2.24.4              Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and  computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off  to its estimated recoverable value.

2.24.5              Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                        New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             First time mandatory adoption of standards, interpretations and amendments for the financial periods beginning January 1, 2016:

Amendments and improvements

Amendment to IFRS 11 “Joint arrangements”, on the acquisition of an interest in a joint operation — Issued in May 2014. This amendment incorporates guidance to the standard regarding how to account for the acquisition of an interest in a joint operation that represents a business, specifying the appropriate accounting treatment for said acquisitions.

Amendment to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets”, on depreciation and amortization — Issued in May 2014. Clarifies that revenue in general is an inappropriate basis to measure the consumption of economic benefits that are incorporated in the intangible asset or in an element of property, plant and equipment and, therefore, there is a rebuttable assumption that the depreciation or amortization method based on revenue, is not appropriate.

Amendment to IAS 27 “Separate financial statements”, on equity method. Issued in August 2014. This amendment allows entities to use the equity method when recognizing investments in subsidiaries, joint ventures and associates in separate financial statements.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” -  Issued in September 2014. This amendment addresses a conflict between IFRS 10 and IAS 28 requirements on the treatment of the sale or contribution of goods between an investor and its associate or joint venture. The main consequence of these amendments is that a full gain or loss is recognized when the transaction involves a business (whether the business is housed in a subsidiary or not) and a partial gain or loss when the transaction involves assets that do not belong to a business, even when these assets are housed in a subsidiary.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” -  Issued in December 2014. This amendment clarifies the application of the consolidation exception for investment entities and its subsidiaries. Amendment to IFRS 10 clarifies the consolidation exception available for entities in group structures that include investment entities. Amendment to IAS 28 allows an entity that is not an investment entity but has an interest in an associate or joint venture of an investment entity, the option of accounting policy when applying the equity method. The entity may opt to keep the fair value measurement applied by the associate or joint venture, which is an investment entity, or instead, consolidate at the investment entity (associate or joint venture) level.

Amendment to IAS 1 “Presentation of financial statements”. Published in December 2014. The amendment clarifies the application guide of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. Modifications are part of IASB’s Disclosure Initiative.

Improvements to International Financial Reporting Standards (2014) Amendments issued in September 2014.

IFRS 5, “Non-current assets held for sale and interrupted operations”  The amendment clarifies that, when an asset (or disposal group) is reclassified from “held for sale” to “held for distribution”, or vice versa, this does not constitute an amendment to a sale or distribution plan, and does not have to be accounted for as such. This means that the asset (or disposal group) need not be reinstalled in the financial statements as if it had never been classified as “held for sale” or “held for distribution ‘, simply because the disposal conditions have changed. The amendment also corrects an omission in the standard explaining that guidelines on changes of a sales plan should be applied to an asset (or disposal group) that is no longer held for distribution, but that is not reclassified as “held for sale”.

IFRS 7 “Financial Instruments: Disclosures”. There are two amendments to IFRS 7. (1) Service contracts: If an entity transfers a financial asset to a third party under conditions that allow the assignor to dispose the asset, IFRS 7 requires disclosure of any type of continued involvement the entity may still have in the transferred asset. IFRS 7 provides guidance on what continued involvement means in this context. The amendment is prospective with the option of retroactive application. This also affects IFRS 1 to give the same choice to those who apply IFRS for first time. (2) Interim financial statements: the amendment clarifies that the additional disclosure required by the amendments of IFRS 7, “Compensation of financial assets and liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retroactive.

IAS 19, “Employee benefits”-the amendment clarifies that, to determine the discount rate for post-employment benefits obligations, what is important is the currency in which liabilities are denominated and not the country where they are generated. The assessment of whether there is a market for high-quality corporate bonds is based on corporate bonds in that currency, not in corporate bonds in a country in particular. Similarly, where there is a market for high quality corporate bonds in that currency, Government bonds should be used in the corresponding currency. The amendment is retroactive but limited to the beginning of the first period presented.

IAS 34, “Interim financial reports” - the amendment clarifies what is meant by the reference in the standard to “information disclosed elsewhere in the interim financial report”. The new amendment modifies IAS 34 to require a cross-reference of the interim financial statements to the location of that information. The amendment is retroactive.

The adoption of standards, amendments and interpretations have no significant impact on the consolidated financial statements of the Company.

b)                                     Standards, interpretations and amendments issued, whose application is not mandatory, for which no early adoption has been adopted:

Standards and interpretations	Mandatory for the years beginning

IFRS 9 “Financial Instruments” — Published in July 2014. IASB has published the complete version of IFRS 9 that replaces the application guide for IAS 39. This final version includes requirements relating to classification and measurement of financial assets and liabilities and a model of expected credit losses that replaces the incurred loss impairment model. Regarding hedge accounting that forms part of this final version of IFRS 9, it had already been published in November 2013. Early adoption is allowed.

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

01/01/2018

IFRS 16 “Leases”-issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces the current IAS 17 and introduces a unique lessee accounting model and requires a tenant to recognize assets and liabilities of all leases with a term of more than 12 months, unless the underlying asset is of low value. The goal is to ensure that lessees and lessors provide relevant information that faithfully represents the transactions. IFRS 16 is effective for annual

01/01/2019

periods beginning on or after the January 1, 2019, early application is permitted for entities that apply IFRS 15 or before the date of the initial application of IFRS 16.

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. Issued December 2016. This interpretation applies to a transaction in foreign currency (or part of it) when an entity recognizes a non-financial asset or a non-financial liability arising from the prepayment or recovery in advance of the recognition of the related asset, expense or income (or the corresponding part). The interpretation provides guidance regarding the date of a transaction (payment/collection), and also for multiple transactions. The purpose of this interpretation is that of reducing diversity in practice.

01/01/2018

Amendments and improvements	Mandatory for the years beginning from

Amendment to IAS 7 “Cash Flow Statement”. Issued in February 2016. The amendment introduces additional disclosure that allows users of the financial statements to assess changes in liabilities coming from financial activities.

01/01/2017

Amendment to IAS 12 “Income taxes”. Issued in February 2016. The amendment clarifies how to account for assets of deferred taxes regarding debt instruments valued a fair value.	01/01/2017

Amendment to IFRS 2 “Share-based payment”. Issued in June 2016. The amendment clarifies the measurement of share-based payments settled in cash and accounting for changes in premium charges. In addition, it introduces an exception to IFRS 2 principles that will require treatment of the premiums as if it were all liquidation as an equity instrument, when the employer is required to withhold the tax related to share-based payments.

01/01/2018

Amendment to IFRS 15 “Revenue from Contracts with Customers”. Issued in April 2016. The amendment clarifies guidance on identifying performance obligations in contracts with customers, licensing and assessing principal versus agent considerations (gross versus net presentation of income). It includes new and amended illustrative examples as guidance, as well as practical examples regarding the transition to the new standard on income.

01/01/2018

Amendment to IFRS 12 “ Disclosure of Interests in Other Entities”. Issued December 2016. The amendment clarifies the scope of this standard. These amendments should apply retroactively for annual periods beginning on or after 1 January 2017.

01/01/2018

Amendment to IAS 28 “Investment in Associates and Joint Ventures” regarding the measurement at fair value of the associate or joint venture. Issued December 2016.	01/01/2018

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16:

(1)         IFRS 15 Revenue from Contracts with Customers supersedes actual standard for revenue recognition that actually uses the Company, as IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standards supersedes IFRS 15 supersedes, IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

We are currently evaluating how the adoption of the revenue recognition standard will impact our Consolidated Financial Statements. We currently believe the adoption will not have a significant impact.

(2)         The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement.

We are assessing the impact the adoption of the new lease accounting standard would have over the consolidated financial statements, however, considering the existing operating leases and based on the Company’s current operating structure, we estimate that the increase of assets and liabilities in our consolidated financial statements would amount to ThCh $4,639,700.

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

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Operation in Chile

•                 Operation in Brazil

•                 Operation in Argentina

•                 Operation in Paraguay

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

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2016	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	391,479,133	424,427,824	389,048,385	106,953,951	(334,784)	1,311,574,509
Other beverages	148,948,285	83,518,724	201,097,188	25,051,552	—	458,615,749
Packaging	—	9,112,468	—	—	(1,843,406)	7,269,062
Net sales	540,427,418	517,059,016	590,145,573	132,005,503	(2,178,190)	1,777,459,320
Cost of sales	(319,213,825)	(279,308,400)	(359,156,149)	(78,409,843)	2,178,190	(1,033,910,027)
Distribution expenses	(52,540,986)	(80,066,734)	(44,107,337)	(6,961,838)	—	(183,676,895)
Administrative expenses	(117,615,991)	(97,788,860)	(109,345,331)	(21,452,613)	—	(346,202,795)
Finance income	2,426,279	1,095,411	5,800,712	339,290	—	9,661,692
Finance expense	(16,262,215)	(587,216)	(34,504,760)	(20,780)		(51,374,971)
Interest expense, net*	(13,835,936)	508,195	(28,704,048)	318,510	—	(41,713,279)
Share of the entity in income of associates accounted for using the equity method, total	717,947	—	(980,529)	—	—	(262,582)
Income tax expense	(19,763,700)	(17,427,278)	(8,911,762)	(2,704,353)	—	(48,807,093)
Other income (loss)	(13,481,333)	(8,284,072)	(9,322,611)	250,478	—	(30,837,538)
Net income of the segment reported	4,693,594	34,691,867	29,617,806	23,045,844	—	92,049,111

Depreciation and amortization	43,619,318	16,445,143	25,666,094	11,603,897	—	97,334,452

Current assets	251,357,854	115,280,140	150,820,924	35,283,479	—	552,742,397
Non-current assets	644,817,201	98,810,807	659,123,444	243,615,898	—	1,646,367,350
Segment assets, total	896,175,055	214,090,947	809,944,368	278,899,377	—	2,199,109,747

Carrying amount in associates and joint ventures accounted for using the equity method, total	23,854,602	—	53,343,179	—	—	77,197,781

Capital expenditures and other	47,755,389	37,029,524	51,779,625	9,239,522	—	145,804,060

Current liabilities	137,438,744	134,624,014	130,279,607	17,192,489	—	419,534,854
Non-current liabilities	509,625,208	(1,981,066)	413,749,384	16,011,340	—	937,404,866
Segment liabilities, total	647,063,952	132,642,948	544,028,991	33,203,829	—	1,356,939,720

Cash flows provided by in Operating Activities	71,077,982	54,162,992	67,963,682	30,241,904	—	223,446,560
Cash flows (used in) provided by Investing Activities	(15,781,118)	(37,017,204)	(51,873,047)	(9,244,948)	—	(113,916,317)
Cash flows (used in) provided by Financing Activities	(23,591,062)	(17,777,191)	(36,806,173)	(20,050,099)	—	(98,224,525)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended December 31, 2015	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	375,993,430	523,460,939	417,508,814	105,709,646	(281,091)	1,422,391,738
Other beverages	138,739,166	93,409,514	189,538,968	24,329,754	—	446,017,402
Packaging	—	10,387,685	—	—	(1,402,569)	8,985,116
Net sales	514,732,596	627,258,138	607,047,782	130,039,400	(1,683,660)	1,877,394,256
Cost of sales	(309,387,177)	(351,139,902)	(369,212,113)	(78,650,614)	1,683,660	(1,106,706,146)
Distribution expenses	(51,642,087)	(97,485,454)	(46,571,390)	(6,791,861)	—	(202,490,792)
Administrative expenses	(105,959,018)	(115,611,438)	(109,802,964)	(21,227,426)	—	(352,600,846)
Finance income	1,859,795	1,669,559	6,239,526	349,495	—	10,118,375
Finance expense	(16,699,299)	(3,916,370)	(35,021,529)	(32,019)	—	(55,669,217)
Interest expense, net*	(14,839,504)	(2,246,811)	(28,782,003)	317,476	—	(45,550,842)
Share of the entity in income of associates accounted for using the equity method, total	777,620	—	(3,105,449)	—	—	(2,327,829)
Income tax expense	(14,949,823)	(16,740,817)	(6,887,666)	(3,064,256)	—	(41,642,562)
Other income (loss)	(15,363,727)	(9,902,996)	(10,809,496)	(1,901,094)	—	(37,977,313)
Net income of the segment reported	3,368,880	34,130,720	31,876,701	18,721,625	—	88,097,926

Depreciation and amortization	40,083,270	21,171,806	26,572,048	12,805,208	—	100,632,332

Current assets	256,380,151	111,228,338	145,809,121	33,992,246	—	547,409,856
Non-current assets	668,605,326	102,027,611	631,923,188	259,395,043	—	1,661,951,168
Segment assets, total	924,985,477	213,255,949	777,732,309	293,387,289	—	2,209,361,024

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,793,784	—	36,396,762	—	—	54,190,546
Capital expenditures and other	50,042,740	30,056,170	25,745,746	7,469,941	—	113,314,597

Current liabilities	81,766,688	113,185,338	164,173,404	21,448,780	—	380,574,210
Non-current liabilities	571,635,493	6,708,979	381,506,922	17,401,120	—	977,252,514
Segment liabilities, total	653,402,181	119,894,317	545,680,326	38,849,900	—	1,357,826,724

Cash flows provided by in Operating Activities	105,897,100	83,290,552	66,272,643	9,448,935	—	264,909,230
Cash flows (used in) provided by Investing Activities	(40,431,754)	(28,732,653)	(29,150,493)	(4,816,170)	—	(103,131,070)
Cash flows (used in) provided by Financing Activities	(50,804,304)	(15,529,951)	(31,576,973)	(649,149)	—	(98,560,377)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended December 31, 2014	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	363,123,062	391,798,772	490,931,489	106,579,478	(190,520)	1,352,242,281
Other beverages	128,948,478	61,533,214	224,796,810	22,916,498	—	438,195,000
Packaging	—	7,670,802	—	—	(908,206)	6,762,596
Net sales	492,071,540	461,002,788	715,728,299	129,495,976	(1,098,726)	1,797,199,877
Cost of sales	(296,893,869)	(265,287,659)	(440,654,978)	(79,505,628)	1,098,726	(1,081,243,408)
Distribution expenses	(50,807,225)	(74,059,744)	(55,131,215)	(7,044,659)	—	(187,042,843)
Administrative expenses	(101,676,504)	(87,897,233)	(130,689,621)	(21,877,574)	—	(342,140,932)
Finance income	3,453,892	240,844	4,680,739	280,148	—	8,655,623
Finance expense	(16,939,606)	(8,416,222)	(39,454,670)	(270,933)	—	(65,081,431)
Interest expense, net*	(13,485,714)	(8,175,378)	(34,773,931)	9,215	—	(56,425,808)
Share of the entity in income of associates accounted for using the equity method, total	(212,439)	—	1,403,408	—	—	1,190,969
Income tax expense	(28,215,677)	(5,904,815)	(8,959,990)	(2,273,953)	—	(45,354,435)
Other income (loss)	(21,101,524)	(5,814,509)	(6,900,864)	(332,431)	—	(34,149,328)
Net income of the segment reported	(20,321,412)	13,863,450	40,021,108	18,470,946	—	52,034,092

Depreciation and amortization	38,707,146	18,372,306	32,702,078	13,185,395	—	102,966,925

Current assets	252,116,763	100,705,367	165,690,695	35,223,376	—	553,736,201
Non current assets	640,425,454	126,044,044	664,110,834	284,856,758	—	1,715,437,090
Segment assets, total	892,542,217	226,749,411	829,801,529	320,080,134	—	2,269,173,291

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,684,657	—	48,365,556	—	—	66,050,213
Capital expenditures and other	45,109,547	25,724,227	30,280,491	13,102,590	—	114,216,855

Current liabilities	86,641,700	125,942,946	172,228,688	25,399,093	—	410,212,427
Non-current liabilities	527,235,725	15,151,169	379,280,707	18,295,530	—	939,963,131
Segment liabilities, total	613,877,425	141,094,115	551,509,395	43,694,623	—	1,350,175,558

Cash flows provided by in Operating Activities	84,409,260	31,798,589	76,107,895	23,198,687	—	215,514,431
Cash flows used in Investing Activities	(100,090,488)	(25,297,402)	(25,663,739)	(15,724,107)	—	(166,775,736)
Cash flows provided by (used in) Financing Activities	(2,382,266)	(11,603,894)	(31,087,316)	(1,846,765)	—	(46,920,241)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

Description	12.31.2016	12.31.2015
	ThCh$	ThCh$
By item
Cash	361,797	633,010
Bank balances	27,536,924	28,208,845
Time deposits	1,879	11,621,566
Mutual funds	113,363,280	88,697,518
Total cash and cash equivalents	141,263,880	129,160,939

	ThCh$	ThCh$
By currency
Dollar	53,073,628	13,598,302
Euro	4,926	1,859
Argentine Peso	5,105,633	27,168,042
Chilean Peso	48,891,546	35,545,272
Paraguayan Guaraní	8,115,946	9,631,669
Brazilian Real	26,072,201	43,215,795
Total cash and cash equivalents	141,263,880	129,160,939

4.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows:

Placement	Institution	Currency	Principal	Annual rate	12.31.2016
			ThCh$	%	ThCh$
12/7/2016	Plazo Fijo Banco Galicia	Argentinean pesos	1,853	17.00%	1,879
Total					1,879

Placement	Institution	Currency	Principal	Annual rate	12.31.2015
			ThCh$	%	ThCh$
11-11-2015	Banco HSBC	Chilean pesos	6,900,000	0.37%	6,941,975
12-31-2015	Banco Regional S.A.E.C.A.	Paraguayan guaraníes	2,952,717	4.00%	2,952,717
12-31-2015	Banco Galicia	US$ Dollars	1,420,320	2.80%	1,420,425
12-03-2015	Banco Santander Rio	Argentine pesos	136,150	25.75%	138,852
12-14-2015	Banco Santander Rio	Argentine pesos	92,582	26.32%	93,748
12-11-2015	Banco Industrial	Argentine pesos	70,798	27.00%	71,865
12-09-2015	Banco Galicia	Argentine pesos	1,943	0.37%	1,984
Total					11,621,566

4.2                               Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2016	12.31.2015
	ThCh$	ThCh$
Mutual fund Corporativo Banchile - Chile	6,305,390	15,629,654
Mutual fund Banco Estado - Chile	14,375,037	—
Wester Asset Institutional Cash Reserves - USA	46,207,447	7,454,378
Mutual fund Itaú - Brasil	9,097,387	—
Mutual fund Bradesco - Brasil	6,299,734	10,686,106
Mutual fund Santander - Brasil	6,287,332	11,457,193
Mutual fund Banco Santander - Chile	8,242,619	—
Mutual fund Banco Security - Chile	5,214,179	—
Mutual fund Banco Bice - Chile	4,616,379	—
Fund Fima Ahorro Pesos C - Argentina	—	12,572,400
Fund Fima Premium B - Argentina	3,717,158	435,894
Fund Fima Ahorro Plus C - Argentina	—	12,561,861
Mutual fund Soberano Banco Itaú - Brasil	—	17,719,483
Mutual fund Itaú - Chile	1,500,306	—
Mutual fund Scotiabank - Chile	1,500,312	—
Mutual fund Wells Fargo - USA	—	180,549
Total mutual fund	113,363,280	88,697,518

NOTE 5 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion 2016

a.1  Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12-31-2016
				ThCh$	%	ThCh$
01-15-2016	01-04-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	1.35%	5,207,907
02-25-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	6.000.000	1.09%	6,209,086
04-22-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	1.25%	5,135,282
06-24-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	1.11%	5,088,450
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	7.000.000	1.50%	7,072,864
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	3.000.000	1.24%	3,028,570
10-19-2016	02-24-2017	Banco HSBC - Chile	Unidad de fomento	2.000.000	2.30%	2,017,503
11-09-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	3.48%	5,038,755
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	10.000.000	2.85%	10,046,439
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	2.85%	5,023,219
03-15-2016	03-15-2017	Banco Votoratim - Brasil	Brazilean reais	19.926	8.82%	21,632

Subtotal						53,889,707

a.2 Rights in Forward Contracts
Rights in Forward Contracts (see details in Note 20)						4,678,343

a.3 Funds in Guaranty
Funds in guaranty for Rofez derivative operations — Argentina (1)						1,584,577
Total other Financial Assets, current						60,152,627

(1) Corresponds to funds that should remain restricted according to the partial results for derivative operations in Argentina.

b)             Non-current 2016

12.31.2016
ThCh$
Derivative futures contracts
Derivative futures contracts (see note 20)	80,180,880
Total other non-current financial assets	80,180,880

c)              Current portion 2015

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
05-15-2015	02-11-2016	Banco BTG Pactual- Chile	Unidad de fomento	4,000,000	1.15%	4,159,405
05-15-2015	02-11-2016	Banco Itaú — Chile	Unidad de fomento	3,500,000	0.94%	3,634,643
05-15-2015	02-11-2016	Banco de Chile — Chile	Unidad de fomento	3,500,000	0.85%	3,632,554
06-03-2015	01-15-2016	Banco Itaú — Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	01-15-2016	Banco Santander - Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	05-27-2016	Banco Santander - Chile	Unidad de fomento	5,000,000	1.00%	5,172,585
06-03-2015	05-09-2016	Banco de Chile — Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
06-03-2015	05-09-2016	Banco de Chile — Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
09-01-2015	05-09-2016	Banco Santander - Chile	Unidad de fomento	3,000,000	0.01%	3,051,493
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	4,000,000	0.26%	4,072,077
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	6,000,000	0.26%	6,108,115
09-30-2015	08-31-2016	Banco BTG Pactual- Chile	Unidad de fomento	2,000,000	0.65%	2,025,626
11-11-2015	09-09-2016	Banco de Chile — Chile	Unidad de fomento	2,750,000	1.61%	2,766,439
11-11-2015	10-07-2016	Banco Itaú — Chile	Unidad de fomento	5,500,000	1.83%	5,534,564
06-03-2015	08-09-2016	Banco BTG Pactual- Chile	Unidad de fomento	4,350,000	1.30%	4,508,016
06-22-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	3,000,000	1.06%	3,096,637
06-30-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	2,800,000	1.02%	2,887,391
07-20-2015	08-09-2016	Banco Estado - Chile	Unidad de fomento	3,400,000	0.36%	3,485,387
09-30-2015	10-07-2016	Banco BTG Pactual- Chile	Unidad de fomento	3,700,000	0.89%	3,749,703
09-30-2015	10-07-2016	Banco Santander - Chile	Unidad de fomento	3,700,000	0.85%	3,749,320

Subtotal						87,491,453

12.31.2015 ThCh$
Bonds
Bonds Provincia Buenos Aires - Argentina	478
Total other current financial assets	87,491,931

d)                                     Non-current portion 2015

Time Deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
03-16-2015	03-16-2017	Banco Votoratim	Brazilian Real	15,358	8.82%	17,221
Sub Total						17,221

		12.31.2015 ThCh$
Derivative futures contracts
Derivative futures contracts (see note 20)		181,474,306
Total other non-current financial assets	Total	181,491,527

NOTE 6 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1   Other current non-financial assets

	12.31.2016	12.31.2015
	ThCh$	ThCh$
Description
Prepaid expenses	5,689,560	7,311,951
Fiscal credits	—	468,574
Guarantee deposit (Argentine)	11,226	47,023
Disbursements to acquire property, plant & equipment on behalf of Coca-Cola del Valle New Ventures S.A. (1)	1,991,167	—
Other assets	909,256	858,608
Total	8,601,209	8,686,156

Note 6.2   Other non-current, non-financial assets

	12.31.2016	12.31.2015
	ThCh$	ThCh$
Description
Judicial deposits (see note 21.2)	19,112,974	11,127,988
Prepaid expenses	1,613,989	3,408,763
Fiscal credits	2,975,706	3,060,733
Advance payment to suppliers of property, plant & equipment (2)	11,173,966	—
Others	370,188	692,417
Total	35,246,823	18,289,901

(1)         Corresponds to disbursments to acquire property, plant & equipment performed by subsidiaries of the Andina Group that subsequently will be transferred to the equity investee Coca-Cola del Valle New Ventures S.A.

(2)         Corresponds to advance payments made for the construction of the new “Duque de Caixas” bottling plant in Brazil.

NOTE 7 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2016			12.31.2015
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	155,792,966	(3,090,160)	152,702,806	147,949,551	(4,276,100)	143,673,451
Other current debtors	30,923,474	(2,827,678)	28,095,796	24,881,812	(939,201)	23,942,611
Current commercial debtors	186,716,440	(5,917,838)	180,798,602	172,831,363	(5,215,301)	167,616,062
Prepayments suppliers	8,776,211	—	8,776,211	6,777,567	—	6,777,567
Other current accounts receivable	1,728,859	(779,318)	949,541	2,042,131	(49,924)	1,992,207
Commercial debtors and other current accounts receivable	197,221,510	(6,697,156)	190,524,354	181,651,061	(5,265,225)	176,385,836

Non-current accounts receivable
Trade debtors	83,881	—	83,881	95,413	—	95,413
Other non-current debtors	3,443,851	—	3,443,851	5,836,586	—	5,836,586
Non-current accounts receivable	3,527,732	—	3,527,732	5,931,999	—	5,931,999
Trade and other receivable	200,749,242	(6,697,156)	194,052,086	187,583,060	(5,265,225)	182,317,835

Aging of debtor portfolio	12.31.2016	12.31.2015
	ThCh$	ThCh$
Up to date non-securitized portfolio until 30 days	148,694,299	143,497,948
31 and 60 days	1,463,935	1,760,954
61 and 90 days	567,318	675,559
91 and 120 days	909,985	147,289
121 and 150 days	410,944	180,617
151 and 180 days	155,596	172,041
181 and 210 days	245,947	297,653
211 and 250 days	107,679	91,308
More than 250 days	3,321,144	1,221,595
Total	155,876,847	148,044,964

The Company has an approximate number of 259,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 63,000 in Chile, 79,000 in Brazil, 64,000 in Argentina and 53,000 in Paraguay.

	12.31.2016	12.31.2015
	ThCh$	ThCh$
Current commercial debtors	155,792,966	147,949,551
Non-current commercial debtors	83,881	95.413
Total	155,876,847	148,044,964

The movement in the allowance for doubtful accounts is presented below:

	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Opening balance	5,265,225	7,086,578	2,678,879
Bad debt expense	4,381,803	5,762,634	4,459,276
Provision application	(2,650,520)	(6,992,793)	(35,827)
Change due to foreign exchange differences	(299,352)	(591,194)	(15,750)
Movement	1,431,931	(1,821,353)	4,407,699
Ending balance	6,697,156	5,265,225	7,086,578

NOTE 8 —  INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2016	12.31.2015
	ThCh$	ThCh$
Raw materials (1)	81,841,400	80,466,928
Finished goods	34,304,162	26,378,890
Spare parts and supplies	24,137,074	26,082,728
Work in progress	670,849	761,923
Other inventories	6,668,977	1,438,231
Obsolescence provision (2)	(2,913,114)	(1,795,447)
Total	144,709,348	133,333,253

The cost of inventory recognized as cost of sales is ThCh$1,033,910,027, ThCh$1,106,706,146 and ThCh$1,081,243,408, at December 31, 2016, 2015 and 2014, respectively.

(1)        Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and other supplies used in the packaging of the product.

(2)        The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

NOTE 9 —  CURRENT AND DEFERRED INCOME TAXES

9.1 Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 that amends the Chilean tax regime, with the main following changes:

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

9.2     Current tax assets

Current tax assets correspond to the following items:

Description	12.31.2016	12.31.2015
	ThCh$	ThCh$
Monthly provisional payments	1,330,379	7,506,564
Tax credits (1)	371,917	234,677
Total	1,702,296	7,741,241

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

9.3                                       Current tax liabilities

Current tax payables correspond to the following items

Description	12.31.2016	12.31.2015
	ThCh$	ThCh$
Income tax expense	10,828,593	7,494,832
Total	10,828,593	7,494,832

9.4                                       Income tax expense

The current and deferred income tax expenses are detailed as follows:

Item	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Current income tax expense	35,902,002	33,322,550	16,313,855
Adjustment to current income tax from the previous fiscal year	534,392	(117,316)	(547,549)
Withholding tax expense foreign subsidiaries	7,645,218	7,027,661	4,848,794
Other deferred tax expense (income)	92,008	1,212,398	564,067
Current income tax expense	44,173,620	41,445,293	21,179,167
Income (expense) for the creation and reversal of current tax difference	4,633,473	197,269	840,269
Tax reform	—	—	23,334,999
Expense (income) for deferred taxes	4,633,473	197,269	24,175,268
Total income tax expense	48,807,093	41,642,562	45,354,435

9.5                                                       Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are shown below:

	12.31.2016		12.31.2015
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	2,127,336	48,561,147	1,811,306	46,043,942
Obsolescence provision	1,541,553	—	1,722,802	—
Employee benefits	4,383,007	—	3,327,490	—
Post-employment benefits	49,900	1,010,779	102,742	1,207,337
Tax loss carried-forwards (1)	9,928,940	—	10,313,066	—
Tax Goodwill Brazil	31,926,760	—	34,538,542	—
Contingency provision	36,969,451	—	29,778,445	—
Foreign exchange differences (2)	—	2,124,435	—	9,600,022
Allowance for doubtful accounts	1,031,375	—	437,113	—
Coca-Cola incentives (Argentina)	2,408,651	—	1,882,260	—
Assets and liabilities for placement of bonds	—	669,856	—	806,980
Lease liabilities	1,767,944	—	2,021,092	—
Inventories	1,604,538	806,529	2,512,725	—
Distribution rights	—	168,511,436	—	161,331,490
Others	2,689,002	353,077	637,737	297,250
Subtotal	96,428,457	222,037,259	89,085,320	219,287,021
Total liabilities net	—	125,608,802	—	130,201,701

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency that are taxed differently to their accrual.

9.6                                       Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$

Opening Balance	130,201,701	126,126,147	105,537,484
Increase (decrease) in deferred tax	(6,409,481)	9,474,186	(4,931,757)
Increase resulting from Tax Reform rates	—	—	23,334,999
Increase (decrease) due to foreign currency translation	1,816,582	(5,398,632)	2,185,421
Movements	(4,592,899)	4,075,554	20,588,663
Ending balance	125,608,802	130,201,701	126,126,147

9.7                                       Distribution of domestic and foreign tax expense

The composition of domestic and foreign tax expense are detailed as follows:

Income tax	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Current income taxes
Foreign	(24,752,106)	(36,438,137)	(15,058,221)
Domestic	(19,421,514)	(5,007,156)	(6,120,946)
Current income tax expense	(44,173,620)	(41,445,293)	(21,179,167)

Deferred income taxes
Foreign	(4,291,287)	9,745,398	(2,080,538)
Domestic	(342,186)	(9,942,667)	(22,094,730)
Deferred income tax expense	(4,633,473)	(197,269)	(24,175,268)
Income tax expense	(48,807,093)	(41,642,562)	(45,354,435)

9.8                                       Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Net income before taxes	140,856,204	129,740,488	97,388,527
Tax expense at legal rate (24.0%)	(33,805,489)	—	—
Tax expense at legal rate (22.5%)	—	(29,191,610)	(20,451,591)
Effect of a different tax rate in other jurisdictions	(9,214,270)	(8,161,392)	(6,916,744)

Permanent differences:
Non-taxable revenues	6,068,410	11,778,290	16,703,891
Non-deductible expenses	(419,761)	(5,557,758)	(7,336,011)
Tax effect of tax provided in excess of prior period	86,731	117,316	(23,334,999)
Tax price level restatement effect Chilean companies	(1,875,343)	(2,387,349)	(254,185)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(9,647,371)	(8,240,059)	(3,764,796)
Adjustments to tax expense	(5,787,334)	(4,289,560)	(17,986,100)

Tax expense at effective rate	(48,807,093)	(41,642,562)	(45,354,435)
Effective rate	34.7%	32.1%	46.6%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2016	2015	2014
Chile	24.0%	22.5%	21%
Brazil	34%	34%	34%
Argentina	35%	35%	35%
Paraguay	10%	10%	10%

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2016	12.31.2015	12.31.2016	12.31.2015	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	49,986,111	34,625,004	—	—	49,986,111	34,625,004
Land	91,961,876	86,898,529	—	—	91,961,876	86,898,529
Buildings	230,355,844	209,625,725	(57,282,683)	(50,150,795)	173,073,161	159,474,930
Plant and equipment	453,359,655	432,853,976	(262,957,030)	(229,474,042)	190,402,625	203,379,934
Information technology	19,683,777	17,189,199	(13,560,865)	(12,868,543)	6,122,912	4,320,656
Fixed facilities and accessories	32,616,284	32,882,106	(12,150,171)	(10,575,347)	20,466,113	22,306,759
Vehicles	44,629,827	33,857,560	(20,733,402)	(15,750,855)	23,896,425	18,106,705
Leasehold improvements	734,100	650,815	(543,577)	(375,870)	190,523	274,945
Other property, plant and equipment (1)	397,539,405	376,360,341	(287,488,266)	(265,217,931)	110,051,139	111,142,410
Total	1,320,866,879	1,224,943,255	(654,715,994)	(584,413,383)	666,150,885	640,529,872

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories is detailed as follows:

Other property, plant and equipment	12.31.2016	12.31.2015
	ThCh$	ThCh$
Bottles	64,020,146	67,110,520
Marketing and promotional assets	38,834,104	38,061,595
Other property, plant and equipment	7,196,889	5,970,295
Total	110,051,139	111,142,410

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile                                  : Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.

Argentina         : Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, and Tierra del Fuego

Brazil                              : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.

Paraguay          : Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2016	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872
Additions	70,421,863	1,248,433	1,201,903	9,833,490	2,666,593	161,395	338,986	—	38,923,620	124,796,283
Disposals	—	—	(4,598)	(601,444)	—	—	(3,473)	—	(54,861)	(664,376)
Transfers between items of property, plant and equipment	(53,824,861)	1,643,038	15,471,645	16,202,982	1,062,653	1,709,635	9,015,390	—	8,719,518	—
Depreciation expense	—	—	(5,335,475)	(35,568,436)	(1,910,731)	(2,456,511)	(4,622,348)	(112,805)	(44,120,837)	(94,127,143)
Increase (decrease) due to foreign currency translation differences	(1,235,895)	2,171,876	2,792,916	(1,266,728)	29,148	(1,254,915)	1,783,041	28,383	(3,322,005)	(274,179)
Other increase (decrease) (1)	—	—	(528,160)	(1,577,173)	(45,407)	(250)	(721,876)	—	(1,236,706)	(4,109,572)
Total movements	15,361,107	5,063,347	13,598,231	(12,977,309)	1,802,256	(1,840,646)	5,789,720	(84,422)	(1,091,271)	25,621,013
Ending balance at December 31, 2016	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885

(1)         Mainly correspond to property, plant & equipment write-offs.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2015	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285
Additions	59,639,751	17,987,524	104,132	9,184,539	285,838	—	105,804	—	23,668,047	110,975,635
Disposals	—	—	(16,277)	(228,309)	(245)	—	(4,917)	—	(84,020)	(333,768)
Transfers between items of property, plant and equipment	(46,527,488)	—	10,132,100	9,853,256	1,583,502	1,371,016	8,868,154	5,993	14,713,467	—
Depreciation expense	—	—	(5,069,161)	(35,294,090)	(1,879,341)	(2,512,958)	(3,967,423)	(87,523)	(49,139,913)	(97,950,409)
Increase (decrease) due to foreign currency translation differences	(4,009,318)	(8,046,843)	(17,496,868)	(29,405,268)	(469,797)	(1,606,846)	(2,918,202)	(89,645)	(16,283,975)	(80,326,762)
Other increase (decrease) (1)	—	—	(237,443)	(3,969,027)	(21,157)	—	(146,494)	—	(535,988)	(4,910,109)
Total movements	9,102,945	9,940,681	(12,583,517)	(49,858,899)	(501,200)	(2,748,788)	1,936,922	(171,175)	(27,662,382)	(72,545,413)
Ending balance at December 31, 2015	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872

(1)         Mainly correspond to property, plant & equipment write-offs.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2014	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808
Additions	61,749,644	—	2,689,039	46,090,966	403,941	196,726	921,557	—	13,661,737	125,713,610
Disposals	(16,668)	(109,252)	(22,864)	(3,017,160)	(1,296)	(1,940)	(51,126)	—	(1,299,940)	(4,520,246)
Transfers between items of property, plant and equipment	(71,807,784)	—	22,189,920	13,217,587	920,853	(5,762,142)	4,710,288	—	36,531,278	—
Depreciation expense	—	—	(5,510,350)	(37,943,247)	(2,020,178)	(1,818,210)	(4,661,508)	(132,184)	(47,832,641)	(99,918,318)
Increase (decrease) due to foreign currency translation differences	(912,128)	1,004,086	568,887	(1,733,312)	54,839	(766,851)	206,760	11,208	9,964,653	8,398,142
Other increase (decrease) (1)	(35,807)	(76)	327,203	(4,097,095)	(120,488)	—	(78,052)	55	(5,543,451)	(9,547,711)
Total movements	(11,022,743)	894,758	20,241,835	12,517,739	(762,329)	(8,152,417)	1,047,919	(120,921)	5,481,636	20,125,477
Ending balance at December 31, 2014	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285

(1)         Mainly correspond to property, plant & equipment write-offs.

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and main transactions with related parties are detailed as follows:

11.1                                Accounts receivable:

11.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2016	12.31.2015
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	5,283,410	4,417,016
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	307,848	177,329
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	180,000	—
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	13,827	14,873
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	3,598	1,282
		Total			5,788,683	4,610,500

11.1.2                      Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2016	12.31.2015
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	147,682	14,732

		Total			147,682	14,732

11.2                                Accounts payable:

11.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2016	12.31.2015
					ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian real	17,345,806	13,394,625
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	10,275,931	6,824,553
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	7,284,499	12,765,952
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	3,571,514	7,614,888
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	5,338,180	5,534,367
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollars	—	2,194,644
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	304,405	323,798

Total					44,120,335	48,652,827

11.3                       Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2016
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	129,660,611
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	7,154,023
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,740,351
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,299,634
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	34,144,348
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	Administrative and commercial services	Chilean pesos	180,000
96.891.720-K	Embonor S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	44,310,169
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,749,506
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Sale of finished products	Chilean pesos	115,706,386
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	25,675,184
Foreign	Leao Alimentos e Bebidas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	11,658,142
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Purchase of concentrates	Brazilian real	114,427,713
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	14,680,603
89.996.200-1	Envases del Pacífico S.A.	Shareholder	Chile	Advertising participation payment	Argentine pesos	1,751,011
Foreign	Coca-Cola Perú	Related to director	Perú	Purchase of raw materials	Chilean pesos	4,188,812

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2015
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	131,381,786
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,510,007
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,065,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,938,754
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	38,203,461
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	1,946,094
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42,147,579
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,888,054
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	106,510,167
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,953,118
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	16,963,602
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	145,188,901
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	20,555,307
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,662,803
Foreign	Coca-Cola Perú	Related to director	Perú	Sale of finished products	Chilean pesos	3,399,427
Foreign	Sorocaba Refrescos S. A.	Related to Shareholder	Brazil	Purchase of concentrates and advertising participation	Brazilian real	2,986,650

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2014
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	132,201,085
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,112,331
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,143,674
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	5,494,143
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	35,394,840
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,210,686
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	12,526,172
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,369,911
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	101,724,406
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,598,422
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	35,118,038
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	112,809,593
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	15,624,972
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,718,878
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and advertising participation	Chilean pesos	986,989
Foreign	Sorocaba Refrescos S. A.	Associate	Brazil	Purchase of products	Brazilian real	537,948

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	6,255,806	6,412,238	5,296,344
Director allowances	1,492,088	1,512,000	1,512,000
Contract termination benefits	79,027	192,920	327,000
Accrued benefit in the past five years and paid during the fiscal year	314,288	257,683	1,030,990
Total	8,141,209	8,374,841	8,166,334

NOTE 12 —  CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Composition of employee benefits is the following:

Description	12.31.2016	12.31.2015
	ThCh$	ThCh$
Accrued vacations	19,828,622	18,025,589
Employee remuneration payable	15,824,809	13,765,170
Indemnities for years of service	8,157,745	8,230,030
Total	43,811,176	40,020,789

	ThCh$	ThCh$
Current	35,653,431	31,790,759
Non-current	8,157,745	8,230,030
Total	43,811,176	40,020,789

12.1        Indemnities for years of service

The movements of post-employment benefits that are determined as stated in Note 2 are detailed as follows:

Movements	12.31.2016	12.31.2015
	ThCh$	ThCh$
Opening balance	8,230,030	8,125,107
Service costs	2,059,799	2,022,010
Interest costs	182,328	192,145
Net actuarial losses	536,105	901,171
Benefits paid	(2,850,517)	(3,010,403)
Total	8,157,745	8,230,030

12.1.1        Assumptions

The actuarial assumptions used were:

Assumptions	12.31.2016	12.31.2015

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

12.2           Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	12.31.2016	12.30.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Wages and salaries	218,944,639	230,854,998	197,343,949
Employee benefits	50,174,153	48,977,105	47,424,162
Severance and post-employment benefits	8,252,502	6,217,204	7,154,581
Other personnel expenses	10,921,843	10,561,935	12,721,326
Total	288,293,137	296,611,242	264,644,018

12.3           Number of Employees

Description	12.31.2016	12.31.2015	12.31.2014
Number of employees	16,296	16,525	16,136
Number of average employees	16,009	15,504	15,703

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1           Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2016	12.31.2015	12.31.2016	12.31.2015
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,693,851	17,793,783	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	19,559,114	12,393,777	8.82%	8.82%
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilian real	1,364,444	1,106,733	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilian real	258,928	231,183	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	26,091,690	22,665,070	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	Brazilian real	6,069,003	—	7,52%	—
76.572.588-7	Coca-Cola del Valle New Ventures S.A. (3)	Chile	Chilean peso	5,160,751	—	35,00%	—

	Total			77,197,781	54,190,546

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

(3)              On January 28, 2016, Embotelladora Andina S.A along with Coca-Cola de Chile S.A. and Coca-Cola Embonor S.A., formed the company Coca-Cola del Valle New Ventures S.A., whose main purpose will be the development and production of juices, waters and non-carbonated beverages under trade names of The Coca-Cola Company, that Andina and Coca-Cola Embonor S.A. are authorized to market and distribute in their respective franchise territories.

13.2     Movement

The movement of investments in associates accounted for using the equity method is shown below:

Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Opening Balance	54,190,546	66,050,213	68,673,399
Dividends received	(745,805)	(1,250,000)	(1,590,674)
Variation of minimum dividends from equity investees	—	(217,750)	149,938
Share in operating income	396,764	(1,613,839)	2,169,272
Unrealized income	85,266	85,266	85,266
Other decrease investment in associate (Sale participation in Leon Alimentos y Bebidas Ltda.).	—	—	(4,194,955)
Other investment increases in associates (Capital Contributions)	17,586,575	915,069	—
Deferred tax effect resulting from change in related tax rate in associate	—	—	(438,347)
Increase (Decrease) due to foreign currency translation differences	5,684,435	(9,778,413)	1,196,314
Ending Balance	77,197,781	54,190,546	66,050,213

	Embotelladora del Altantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	110,564,779	6,680,394	35,283,479	19,265,466	4,783,537	8,508,056
Total non current assets	98,518,204	7,381,968	243,615,898	22,297,712	6,298,423	12,034,286
Total current liabilities	132,431,541	4,061,713	17,192,489	15,246,108	4,884,341	7,333,325
Total non-current liabilities	1,621,792	141,258	16,011,340	445,794	144,250	614,711
Net sales	507,946,548	20,601647	132,005,503	75,788,427	14,437,818	40,342,848
Net Income	32,268,140	3,754,831	23,045,844	913,880	70,878	1,641,112

The main movements for the periods ended 2016 and 2015:

•             During the 2016, 2015 and 2014 periods Envases CMF S.A. distributed dividends in the amounts of ThCh$750,806, ThCh$1,250,000 and ThCh$760,037 respectively.

•             During 2016 and 2015, Sorocaba Refrescos S.A. has not distributed dividends. During 2014 it distributed ThCh$830,637 in dividends.

•             During the 2016 and 2015 periods, Leão Alimentos e Bebidas Ltda. carried out a capital increase.  Rio de Janeiro Refrescos Ltda. participated in this capital increase regarding its ownership interest for an amount of ThCh$6,105,732 and ThCh$915,069 respectively.

•             In October 2014, Rio de Janeiro Refrescos Ltda. sold 2.05% of its ownership interest in Leão Alimentos e Bebidas Ltda. for ThCh$4,495,771 generating ThCh$300,816 in earnings which was recognized as a credit in the company’s income statement.

•             During 2016, as a result of company restructuring, the Brazilian company Trop Frutas do Brasil Ltda., became part of bottler group of the Coca-Cola system in Brazil.  As a result , Rio de Janeiro Refrescos Ltda. have a 7.52% direct ownership interest in that company through a capital contribution of ThCh$ 6,157,150.

•             During 2016, Embotelladora Andina S.A. has made capital contributions to Coca-Cola del Valle New Ventures S.A. for ThCh$ 5,323,693.

13.3 Reconciliation of share of profit in investments in associates:

Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	396,764	(1,613,839)	1,730,925

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(744,612)	(799,256)	(625,222)
Amortization of Fair Value in CMF S.A.	85,266	85,266	85,266
Income (expense) Statement Balance	(262,582)	(2,327,829)	1,190,969

13.4     Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of December 31, 2016:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Total assets	70,340,930	122,090,133	12,053,702	647,320	320,380,393	83,866,143	15,236,646
Total liabilities	32,185,830	57,032,988	38	—	97,369,905	2,460,972	490,762
Total revenue	47,627,790	54,790,144	927,449	643,211	1,425,870,207	6,303,863	—
Net income (loss) of associate	3,080,181	(1,318,822)	927,449	643,211	(14,435,787)	(1,487,559)	(465,138)

Reporting date	12/31/2016	11/30/2016	11/30/2016	11/30/2016	11/30/2016	10/31/2016	12/31/2016

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	December 31, 2016			December31, 2015
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	674,920,063	—	674,920,063	658,625,624	—	658,625,624
Software	24,954,998	(19,349,917)	5,605,081	22,378,687	(15,814,299)	6,564,388
Water rights	522,748	(51,830)	470,918	536,940	(60,297)	476,643
Total	700,397,809	(19,401,747)	680,996,062	681,541,251	(15,874,596)	665,666,655

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

Distribution rights	12.31.2016	12.31.2015
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	300,305,728	300,305,727
Brazil (Rio de Janeiro, Espirito Santo, Riberao Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	207,469,759	183,687,154
Paraguay	165,295,516	173,304,596
Argentina (North and South)	1,027,483	1,328,147
Monster distribution rights	821,577	—
Total	674,920,063	658,625,624

The movement and balances of identifiable intangible assets are detailed as follows:

	From January 1 through December 31, 2016					From January 1 through December 31, 2015
	Distribution					Distribution
Details	Rights		Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	658,625,624		476,643	6,564,388	665,666,655	719,385,108	447,037	8,349,134	728,181,279
Additions	821,577	(1)	975	2,842,314	3,664,866	—	—	1,191,200	1,191,200
Amortization	—		(4,575)	(3,207,309)	(3,211,884)	—	(6,394)	(2,681,923)	(2,688,317)
Other increases (decreases)(2)	15,472,862		(2,125)	(594,312)	14,876,425	(60,759,484)	36,000	(294,023)	(61,017,507)
Total	674,920,063		470,918	5,605,081	680,996,062	658,625,624	476,643	6,564,388	665,666,655

(1)   During the second quarter of 2016 Embotelladora Andina S.A. began distributing of Monster products

(2)   Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

14.2                        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1              Measurement of recoverable goodwill value.

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts indicating a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash-generating unit (CGU).

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

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2016 was estimated with the Capital Asset Pricing Model that allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

	Discount Rate
	2015	2016
Argentina	34.1%	20.5%
Chile	7.7%	7.9%
Brazil	11.6%	11.9%
Paraguay	11.5%	10.7%

Management carried out the annual goodwill impairment test as of December 31, 2016 for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future cash flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which reach 3% for the soft drinks category and up to 7% for the less developed categories such as juices and water. Perpetuity growth rates between 2% and 2.5% depending on the level of per capita consumption of our products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections correspond to discount rates applied in order to determine the net present value of projected flows.

There were no reasonably possible changes in any of the key assumptions that would have resulted in an impairment write-down in the CGUs subject to impairment test.

14.2.3              Conclusions

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

14.2.4              Goodwill by business segment and country

Movement in goodwill is detailed as follows:

Operating segment	01.01.2016	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	71,960,960	—	—	9,184,874	81,145,834
Argentine operation	7,720,202	—	—	(1,747,687)	5,972,515
Paraguayan operation	7,651,751	—	—	(353,618)	7,298,133
Total	95,835,936	—	—	7,083,569	102,919,505

Operating segment	01.01.2015	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	90,122,057	—	—	(18,161,097)	71,960,960
Argentine operation	10,058,725	—	—	(2,338,523)	7,720,202
Paraguayan operation	8,240,394	—	—	(588,643)	7,651,751
Total	116,924,199	—	—	(21,088,263)	95,835,936

Operating segment	01.01.2014	Additions	Disposals or impairments		Foreign currency translation differences where functional currency is different from presentation currency	12.31.2014
	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Chilean operation	8,522,488	—	(19,465)		—	8,503,023
Brazilian operation	88,659,503	—	(292,365	)(1)	1,754,919	90,122,057
Argentine operation	11,404,496	—	—		(1,345,771)	10,058,725
Paraguayan operation	7,192,580	—	—		1,047,814	8,240,394
Total	115,779,067	—	(311,830)		1,456,962	116,924,199

(1) Corresponds to the final valuation of assets and liabilities acquired at the purchase of Compañia de Bebidas Ipiranga.

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2016	12.31.2015
	ThCh$	ThCh$
Bank loans	20,609,887	23,990,783
Bonds payable	26,729,828	19,236,780
Deposits in guarantee	13,446,077	16,247,026
Derivative contract obligations (see note 20)	1,229,354	107,428
Leasing agreements	2,785,424	2,635,671
Total	64,800,570	62,217,688

Non-current	12.31.2016	12.31.2015
	ThCh$	ThCh$
Bank loans	17,736,697	30,237,950
Bonds payable	685,684,184	718,004,190
Leasing agreements	18,149,706	17,057,204
Total	721,570,587	765,299,344

The fair value of the aforementioned assets and liabilities is presented below:

Current	Book Value 12.31.2016	Fair Value 12.31.2016	Book Value 12.31.2016	Fair Value 12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	141,263,880	141,263,880	129,160,939	129,160,939
Other financial assets (3)	60,152,627	60,152,627	87,491,931	87,491,931
Trade and other accounts receivable (3)	190,524,354	190,524,354	176,385,386	176,385,386
Accounts receivable from related companies (3)	5,788,683	5,788,683	4,610,500	4,610,500
Bank loans (1)	20,609,887	20,932,073	23,990,783	23,928,084
Bonds payable (2)	26,729,828	29,338,170	19,236,780	20,732,412
Deposits in guarantee (3)	13,446,077	13,446,077	16,247,026	16,247,026
Derivative contract obligations (see note 20)	1,229,354	1,229,354	107,428	107,428
Leasing agreements (3)	2,785,424	2,785,424	2,635,671	2,635,671

Non-current	12.31.2016	12.31.2016	12.31.2015	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	80,180,880	80,180,880	181,491,527	181,491,527
Trade and other payable (3)	3,527,732	3,527,732	5,931,999	5,931,999
Accounts payable to related parties (3)	147,682	147,682	14,732	14,732
Bank loans (1)	17,736,697	14,365,502	30,237,950	24,678,828
Bonds payable (2)	685,684,184	752,078,561	718,004,190	765,111,961
Leasing agreements (3)	18,149,706	18,149,706	17,057,204	17,057,204

(1)             The fair values are based on discounted cash flows using market-based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of corporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

15.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	12.31.2016	12.31.2015
										ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.080.000-k	Banco Bice	Chile	Unidad de fomento	Semiannually	4.29%	4.29%	—	—	—	214,927
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Unidad de fomento	Semiannually	3.43%	3.43%	—	655,752	655,752	275,268
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	—	—	—	447,296
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	—	—	—	115,800
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	340	—	340	772,594
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	—	—	—	242,450
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	—	—	—	247,221
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	—	—	—	247,221
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	39,942	—	39,942	174,888
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	34,861	—	34,861	164,565
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	—	—	—	122,127
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	—	—	—	137,373
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	—	—	—	259,727
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	335,722	—	335,722	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Dollars	Monthly	2.99%	2.99%	—	12,017,942	12,017,942	12,817,824
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	148,033	806,523	954,556	997,300
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	733,176	2,106,537	2,839,713	2,523,766
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	380,848	3,350,211	3,731,059	3,876,520
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	3.86%	3.86%	—	—	—	353,916
Total												20,609,887	23,990,783

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

15.1.2  Bank obligations, non-current December 31, 2016

										Maturity
											More than 2	More than 3	More than 4 years	More
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	years	years	Up to 5	than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	1,485,327	547,219	431,726	—	—	2,464,272
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	1,985,981	3,042,278	2,832,515	158,490	—	8,019,264
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	4,213,075	2,106,537	—	—	—	6,319,612
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	3.43%	3.43%	933,549	—	—	—	—	933,549

Total															17,736,697

15.1.2  Bank obligations, non-current December 31, 2015

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More than 2 years	More than 3 years	More than 4 years	More than 5	At
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2015
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	3,323,725	1,258,291	466,032	413,519	—	5,461,567
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	776,263	672,484	493,743	431,272	—	2,373,762
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	2.992%	2.992%	12,681,431	—	—	—	—	12,681,431
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	4.50%	4.50%	2,020,483	2,020,483	2,020,483	2,020,480	—	8,081,929
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	44,560	—	—	—	—	44,560
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	50,970	—	—	—	—	50,970
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	4.29%	4.29%	1,543,731	—	—	—	—	1,543,731

Total															30,237,950

15.1.3  Restrictions

In general, the Company’s bank obligations are not subject to the fulfilment of covenants, with the exception of debt kept by the subsidiary Rio de Janeiro Refrescos Ltda. with Banco Itaú with maturity in 2017 at a 2.992% annual rate, which is primarily recorded under other current liabilities. The covenant associated with this debt is that: the gross debt deducting available cash must not exceed 2.5 times EBITDA at the annual closing date. As of December 31, 2016 the debt of Rio de Janeiro Refrescos Ltda reaches 2.35 times EBITDA according to the following details:

Items included in the indicator to the date of the last annual closing are:	ThR$
Borrowings with third parties other then Andina group	1,396,699
Cash and cash equivalents	127,029
EBITDA	540,227

15.2.1                       Bonds payable

	Current		Non-current		Total
	12.31.2016	12.31.2015	12.31.2016	12.31.2015	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Composition of bonds payable
Bonds (face value)	27,112,986	20,172,356	690,150,930	723,191,154	717,263,916	743,363,510
Expenses of bond issuance and discounts on placement	(383,158)	(935,576)	(4,466,746)	(5,186,964)	(4,849,904)	(6,122,540)
Net balance presented in statement of financial position	26,729,828	19,236,780	685,684,184	718,004,190	712,414,012	737,240,970

15.2.2                       Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

							Date
	Series	Current face Amount	Unit of Adjustment	Interest rate	final Maturity	Interest Payment	Amortization of capital	12.31.1016	12.31.2015
								ThCh$	ThCh$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	250,000	UF	3.0%	08-15-2017	Semiannually	02-15-2017	6,660,552	6,550,372
SVS Registration N°254 SVS 06.13.2001	B	2,534,835	UF	6.5%	06-01-2026	Semiannually	06-01-2016	5,656,992	5,213,755
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-15-2021	587,020	571,003
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	6,929,828	333,479
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	1,487,844	1,447,249
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	978,933	952,223
Bonds USA	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	4,811,817	5,104,275
Total current portion								27,112,986	20,172,356
Bonds non-current portion
SVS Registration N°640 SVS 08.23.2010	A	250,000	UF	3.0%	08-15-2017	Semiannually	02-15-2017	—	6,407,273
SVS Registration N°254 SVS 06.13.2001	B	2,534,835	UF	6.5%	06-01-2026	Semiannually	06-01-2016	61,486,857	64,965,518
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	15-02-2021	39,521,970	38,443,635
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	08-16-2017	19,760,985	25,629,090
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	105,391,920	102,516,360
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	79,043,948	76,887,278
Bonds USA	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	384,945,250	408,342,000
Bonds non-current portion								690,150,930	723,191,154

Accrued interest included in the current portion of bonds totaled ThCh$8,646,270 and ThCh$8,923,499 at December 31, 2016 and 2015, respectively.

15.2.3                       Non-current maturities

		Year of maturity				Total non- current
	Series	2017	2018	2019	After	12-31-2016
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°254 06.13.2001	B	5.645.493	6.012.442	6.403.253	43.425.669	61.486.857
SVS Registration N°641 08.23.2010	C	—	—	—	39.521.970	39.521.970
SVS Registration N°759 08.20.2013	C	6.586.995	6.586.995	3.293.498	3.293.497	19.760.985
SVS Registration N°760 08.20.2013	D	—	—	—	105.391.920	105.391.920
SVS Registration N°760 04.02.2014	E	—	—	—	79.043.949	79.043.949
Bonds USA	—	—	—	—	384.945.249	384.945.249
Total		12.232.488	12.599.437	9.696.751	655.622.254	690.150.930

15.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2016:

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2016 is the following:

BBB                     :                    Standard&Poors rating

BBB+              :                    Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5                                                              Restrictions

15.2.5.1                                                    Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

15.2.5.2                                                    Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of December 31, 2016 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of December 31, 2016 is UF2,535 million.

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

As of December 31, 2016, Indebtedness Level is 0.83 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of December 31, 2016, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	64,800,570
Other non-current financial liabilities	721,570,587
(-) Other non-current financial assets (hedge derivatives)	(84,859,223)
Consolidated Equity	842,170,027

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

As of December 31, 2016, this index is 1.56 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2016, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,075,314,621
(-) Other current and non-current financial assets (hedge derivatives)	(84,859,223)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,990,455,398

Consolidated liabilities payable not guaranteed	1,356,939,720
(-) Other current and non-current financial assets (hedge derivatives)	(84,859,223)
Unsecured Consolidated Liabilities Payable (adjusted)	1,272,080,497

Restrictions regarding bond lines registered in the Securities Registered under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of  the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of 3.00%. As of December 31, 2016, the balance of outstanding capital is UF 0.250 million.

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of December 31, 2016, the balance of outstanding capital is UF 1.5 million.

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

As of December 31, 2016, Net Financial Debt was 0.60 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2016, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	64,800,570
Other non-current financial liabilities	721,570,587
(-) Cash and cash equivalent	(141,263,880)
(-) Other current financial assets	(60,152,627)
(-) Other non-current financial assets (hedge derivatives)	(80,180,880)
Consolidated Equity	842,170,027

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

As of December 31, 2016, this index is 1.56 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2016, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,075,314,621
(-) Other current and non-current financial assets (hedge derivatives)	(84,859,223)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,990,455,398
Consolidated liabilities payable not guaranteed	1,356,939,720
(-) Other current and non-current financial assets (hedge derivatives)	(84,859,223)
Unsecured Consolidated Liabilities Payable (adjusted	1,272,080,497

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

As of December 31, 2016 Net Financial Coverage level is 6.91 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2016, the values of items included in this indicator are the following:	ThCh$
(1) Consolidated Ebitda between January 1 and December 31, 2016	288,238,888
Consolidated Financial income between January 1 and December 31, 2016	9,661,692
Consolidated Financial expenses between January 1 and December 31, 2016	51,374,971

(1) For the purpose of calculating the covenant, EBITDA was calculated as agreed in the bond issue.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into three series.

•             Series C outstanding as of December 31, 2016, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of December 31, 2016 is UF 1.0 million.

•             Series D and E outstanding at December 31, 2016 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The annual interest rates are 3.8% for Series D and 3.75% for Series E. The outstanding capital balance at December 31, 2016 of both series amounts to UF 7.0 million.

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

As of December 31, 2016, Indebtedness Level is 0.60 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2016, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	64,800,570
Other non-current financial liabilities	721,570,587
(-) Cash and cash equivalent	(141,263,880)
(-) Other current financial assets	(60,152,627)
(-) Other non-current financial assets (hedge derivatives)	(80,180,880)
Consolidated Equity	842,170,027

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

As of December 31, 2016, this index is 1.56 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2016, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,075,314,621
(-) Other current and non-current financial assets (hedge derivatives)	(84,859,223)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,990,455,398
Consolidated liabilities payable not guaranteed	1,356,939,720
(-) Other current and non-current financial assets (hedge derivatives)	(84,859,223)
Unsecured Consolidated Liabilities Payable (adjusted)	1,272,080,497

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

As of December 31, 2016 and 2015, the Company complies with all financial collaterals.

15.2.6              Repurchased bonds

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

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. At December 31, 2016 these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these consolidated financial statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

15.3.1                       Derivative contract obligations

Please see details in Note 20.

15.4.1       Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	91 days to	at	At
Name	Country	Tax ID	type	Type	Currency	Type	rate	rate	90 days	1 year	12.31.2016	12.31.2015
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	223,697	793,008	1,016,705	1,044,284
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	148,366	723,881	872,247	780,248
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	153,523	520,604	674,127	412,292
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	20,840	89,892	110,732	198,443
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	8,057	242	8,299	103,144
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	24,684	78,630	103,314	97,260
Total											2,785,424	2,635,671

15.4.2  Bank obligations, non-current December 31, 2016

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax,ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13,00%	12,28%	2,476,445	2.234.004	2.138.183	2.138.183	7.535.257	16.522.072
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9,65%	9,47%	591,576	—	—	—	—	591.576
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10,21%	10,22%	54,327	—	—	—	—	54.327
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8,54%	8,52%	624,937	—	—	—	—	624.937
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12,00%	12,00%	356,794	—	—	—	—	356.794

Total															18,149,706

15.4.2  Non-Current liabilities for leasing agreements December 31, 2015

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2015
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	1,940,324	2,799,686	2,799,686	2,799,686	4,858,265	15,197,647
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	437,913	84,568	—	—	—	522,481
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	327,205	—	—	—	—	327,205
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	269,316	245,255	—	—	—	514,571
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	7,226	—	—	—	—	7,226
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	488,074	—	—	—	—	488,074

Total														17,057,204

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	12.31.2016	12.31.2015
	ThCh$	ThCh$
Trade accounts payable	179,246,672	167,492,719
Withholdings tax	45,504,119	35,009,855
Accounts payable Inamar Ltda. (1)	8,312,403	7,784,836
Others	19,282,989	11,542,182
Total	252,346,183	221,829,592

Current	242,836,356	212,526,368
Non-current	9,509,827	9,303,224
Total	252,346,183	221,829,592

The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Accruable liabilities pursuant to the Company’s operating leasing agreements are as follows:

ThCh$
Maturity within one year	5,685,460
Maturity long-term	1,229,766
Total	6,915,226

Total expenses related to operating leases maintained by the Company as of December 31, 2016 and 2015 amounted to ThCh$5,725,325 and ThCh$6,604,204 respectively.

(1)         On December 3, 2015 a land was purchased from Industrias Metalurgicas Inamar Ltda. for an amount of ThCh$17,292,040 equivalent to 675,000 UFs, of which there is a balance payable of ThCh$8,312,403 equivalent to 303.750 UFs. Such balance payable will be paid in one installment maturing in 18 more months regarding the closing date. To guarantee the payment of this obligation the land has been mortgaged to in favor of Industrias Metalurgicas Inamar Ltda.

NOTE 17 —  CURRENT AND NON-CURRENT PROVISIONS

17.1           Balances

The composition of this account is the following:

Description	12.31.2016	12.31.2015
	ThCh$	ThCh$
Litigation (1)	73,081,893	64,301,817
Total	73,081,893	64,301,817

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 21.1)	12.31.2016	12.31.2015
	ThCh$	ThCh$

Tax Contingencies	63,543,782	54,208,233
Labor Contingencies	7,940,428	5,774,453
Civil Contingencies	1,597,683	4,319,131
Total	73,081,893	64,301,817

17.2           Movements

Movement of provisions is detailed as follows:

	12.31.2016			12.31.2015
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	64,301,817	—	64,301,817	77,812,345	—	77,812,345

Additional provisions	1,047,308	—	1,047,308	243,330	—	243,330
Increase (decrease) in existing provisions	(1,519,800)	—	(1,519,800)	1,893,402	—	1,893,402
Payments	4,276,851	—	4,276,851	343,359	—	343,359
Reverse unused provision(*)	(2,774,703)	—	(2,774,703)	(182,670)	—	(182,670)
Increase (decrease) due to foreign exchange differences	7,750,420	—	7,750,420	(15,807,949)	—	(15,807,949)
Total	73,081,893	—	73,081,893	64,301,817	—	64,301,817

(*)Corresponds to reversal of provisions for fines requested from the Brazilian Tax authorities on the use of fiscal credits IPI in the free zone of Manaus, since during September 2016 there was favorable ruling on the subject for Rio de Janeiro Refrescos Ltda. from Brazil’s Superior Chamber of  Fiscal Resources (CSFR)

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2016	12.31.2015
	ThCh$	ThCh$
Dividend payable	19,358,263	17,093,596
Other	1,413,318	714,538
Total	20,771,581	17,808,134

Current	20,612,791	17,565,643
Non-current	158,790	242,491
Total	20,771,581	17,808,134

NOTE 19 —   EQUITY

19.1           Number of shares:

	Number of shares subscribed			Number of shares paid in			Number of voting shares
Series	2016	2015	2014	2016	2015	2014	2016	2015	2014
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.1     Equity:

	Subscribed Capital			Paid-in capital
Series	2016	2015	2014	2016	2015	2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574	270,737,574	270,737,574

19.1.2        Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2              Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2016, the shareholders agreed to pay out of the 2015 earnings are final dividend to complete the 30% required by the Law 18,046 which was paid in May 2016, and an additional dividend was paid in August 2016.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 8,367,144 have been realized at December 31, 2016 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2016	Amount of accumulated earnings at 12.31.2016
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,836,739)	2,963,645
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,962,009	7,615,310
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(632,199)	314,604
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,444,960	—
Total		19,260,703	(8,367,144)	10,893,559

The dividends declared and paid are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2015	January	Interim	2014	9.00	9.90
2015	May	Final	2014	15.00	16.50
2015	August	Additional	Retained Earnings	15.00	16.50
2015	October	Interim	2015	15.00	16.50
2016	January	Interim	2015	17.00	18.70
2016	May	Final	2015	17.00	18.70
2016	August	Additional	Retained Earnings	17.00	18.70
2016	October	Interim	2016	17.00	18.70
2016	December(*)	Interim	2016	19.00	20.90

(*) As of December 31, 2016, this dividend was pending of payment, and pursuant to the agreements of the Board of Directors’ meeting held in December, it will become available to shareholders beginning January 26, 2017.

19.3           Reserves

The balance of other reserves include the following:

Description	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(168,744,355)	(167,447,157)	(53,285,698)
Cash flow hedge reserve	(2,448,175)	27,087,214	6,125,615
Reserve for employee benefit actuarial gains or losses	(1,785,032)	(1,796,285)	(1,237,993)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Total	254,159,496	284,980,830	378,738,982

19.3.1        Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A.

19.3.2        Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 20).

19.3.3        Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

19.3.4        Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009

19.3.5        Foreign currency translation reserves

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

Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Brazil	(58,306,230)	(88,444,294)	(30,861,504)
Argentina	(108,386,213)	(84,913,998)	(56,273,418)
Paraguay	10,545,453	21,728,456	41,657,749
Exchange rate differences in related companies	(12,597,365)	(15,817,321)	(7,808,525)
Total	(168,744,355)	(167,447,157)	(53,285,698)

The movement of this reserve for the fiscal years ended December 31, 2016, 2015 and 2014 is detailed as follows:

Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Brazil	30,138,065	(57,582,790)	5,264,204
Argentina	(23,472,215)	(28,640,580)	(10,185,483)
Paraguay	(11,183,004)	(19,929,293)	33,070,967
Exchange rate differences in related companies	3,219,956	(8,008,796)	92,325
Total	(1,297,198)	(114,161,459)	28,242,013

19.3.6        Consolidated statements of comprehensive income

As of December 31, 2016, 2015 and 2014, the detail of the comprehensive income and loss of the term is as follows:

	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow for hedge (1)	(42,836,575)	13,301,186	(29,535,389)
Exchange rate translation differences (1)	148,686	(2,431,408)	(2,282,722)
Actual income (loss) from defined benefit plan	(29,423)	7,060	(22,363)
Total other comprehensive income as of December 31, 2016	(42,717,312)	10,876,838	(31,840,474)

	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow for hedge (1)	31,134,391	(10,172,792)	20,961,599
Exchange rate translation differences (1)	(119,212,803)	4,604,711	(114,608,092)
Actual income (loss) from defined benefit plan	(744,445)	148,877	(595,568)
Total other comprehensive income as of December 31, 2015	(88,822,857)	(5,419,204)	(94,242,061)

	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow for hedge (1)	5,909,129	(2,041,658)	3,867,471
Exchange rate translation differences (1)	28,309,535	663,705	28,973,240
Actual income (loss) from defined benefit plan	(140,749)	31,580	(109,169)
Total other comprehensive income as of December 31, 2014	34,077,915	(1,346,373)	32,731,542

(1)         These concepts will be reclassified to the statements of income when it is settled.

The movement of comprehensive income and loss is as follows:

As of December 31, 2016:

	Cash Flow Hedge	Exchange rate Differences	Actual income (loss) from defined benefit plan
	ThCh$	ThCh$	ThCh$
Increase (decrease)	(119,668,724)	148,686	(359,258)
Deferred taxes	38,337,727	(2,431,408)	86,222
Reclassification to the result by function	76,802,629	—	313,341
Reclassification of deferred taxes related to other reserves	(25,007,021)	—	(62,668)
Total Changes in Equity	(29,535,389)	(2,282,722)	(22,363)
Equity holders of the parent	(29,535,389)	(1,297,198)	11,253
Non-Controlling interests	—	(985,524)	(33,616)
Total Changes in equity as of December 31, 2016	(29,535,389)	(2,282,722)	(22,363)

As of December 31, 2015:

	Cash Flow Hedge	Exchange rate Differences	Actual income (loss) from defined benefit plan
	ThCh$	ThCh$	ThCh$
Increase (decrease)	144,373,046	(119,212,803)	(1,016,400)
Deferred taxes	(46,055,955)	4,604,711	228,690
Reclassification to the result by function	(114,423,713)	—	240,177
Reclassification of deferred taxes related to other reserves	37,068,221	—	(48,035)
Total Changes in Equity	20,961,599	(114,608,092)	(595,568)
Equity holders of the parent	20,961,599	(114,161,459)	(558,292)
Non-Controlling interests	—	(446,633)	(37,276)
Total Changes in equity as of December 31, 2015	20,961,599	(114,608,092)	(595,568)

As of December 31, 2014:

	Cash Flow Hedge	Exchange rate Differences	Actual income (loss) from defined benefit plan
	ThCh$	ThCh$	ThCh$
Increase (decrease)	24,530,698	28,309,535	(342,990)
Deferred taxes	(5,645,337)	663,705	72,028
Reclassification to the result by function	(20,790,848)	—	202,241
Reclassification of deferred taxes related to other reserves	5,772,958	—	(40,448)
Total Changes in Equity	3,867,471	28,973,240	(109,169)
Equity holders of the parent	3,867,471	28,242,013	(109,169)
Non-Controlling interests	—	731,227	—
Total Changes in equity as of December 31, 2014	3,867,471	28,973,240	(109,169)

19.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at December 31, 2016, 2015 and 2014 is the following:

	Non-controlling Interests
	Percentage %			Shareholders Equity			Income
Details	2016	2015	2014	2016	2015	2014	2016	2015	2014
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	12,209	14,484	13,181	5,502	5,262	2,014
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	2,062	2,220	2,093	785	798	536
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	5,337,687	5,522,797	5,996,843	504,806	406,211	400,771
Vital S.A.	35.0000	35.0000	35.0000	9,054,947	8,891,548	8,910,290	319,858	(4,556)	(286,878)
Vital Aguas S.A.	33.5000	33.5000	33.5000	2,027,879	1,967,652	1,948,634	23,744	50,933	21,517
Envases Central S.A.	40.7300	40.7300	40.7300	5,129,661	4,661,764	4,832,197	668,425	(224,206)	179,243
Total				21,564,445	21,060,465	21,703,238	1,523,120	234,442	317,203

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2016
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	43,107,979	47,418,012	90,525,991
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	91.08	100.19	95.64

	12.31.2015
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	41,840,108	46,023,376	87,863,484
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	88.40	97.24	92.82

	12.31.2014
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	24,702,640	27,172,444	51,875,084
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	52.19	57.41	54.80

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets

Cross Currency Swaps, also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a rate corresponding to the risk of the operation. The basis of the information used in the calculations is obtained in the market by using the Bloomberg terminal. Currently Embotelladora Andina maintains Cross Currency Swap for UF/USD and BRL/USD, for which it is necessary to discount future cash flows in UFs, in Brazilian Reais and in U.S. Dollars. For this calculation, the Company uses as discount curves, the UF Zero-Coupon, the Brazilian Real Zero-Coupon and the U.S. Dollar Zero-Coupon.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles. To perform the above calculation, the Company uses market information available on the Bloomberg terminal.

As of the closing date, the Company held the following derivative instruments at December 31, 2016 and 2015:

20.1     Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit

As of December 31, 2016, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$17,951, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$ 4,678,343 at December 31, 2016, which is presented in other financial assets non-current. These swap contracts have the same terms of the underlying bond obligation and expire in 2017. In addition, fair value exceeding the hedged items of ThCh$ 138,039 (ThCh$ 959,012 in December 31, 2015) has been recognized within other equity reserves as of December 31, 2016. The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars that were absorbed by the amounts recognized under Comprehensive Income amounted to ThCh$ 2,645,178 as of December 31, 2016.

b)     Cross Currency Swaps associated with US Bonds

At December 31, 2016, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. The valuation of these contracts was carried out at their fair values, resulting in a net receivable amount as of December 31, 2016 of ThCh$80,180,880 which is presented in other non-current financial assets. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  Additionally, the fair value of these derivatives which is lower than the hedged items amounted to ThCh$1,759,742 and has been recognized within other equity reserves as of December 31, 2016. The ineffective portion amount of ThCh$3,378,484 in losses associated with this hedge was recorded in other gains and losses at December 31, 2016.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income amounted to ThCh$ 43,947,726 at December 31, 2016.

20.2. Forward currency transactions expected to be very likely:

During 2016, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during the year 2016 and 2017. The total amount of outstanding forward contracts were US$61.1 million at December 31, 2016 (US$0.15 million at December 31, 2015). These agreements were recorded at fair value, resulting in a net loss due to hedge recycling of ThCh$5,202,703 for the period ended December 31, 2016, and a hedge liability of ThCh$1,229,354 at December 31, 2016 (liability of ThCh$107,428 at December 31, 2015). The agreements that ensure future flows of foreign currency have been designated as hedge, at December 31, 2016, there is a balance of ThCh$826,474 to be recycled to income statement.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts of ThCh$84,859,223 and liabilities to ThCh$1,229,354 at December 31, 2016 (assets for ThCh$181,474,306 and liabilities for ThCh$107,428 at December 31, 2015). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)
Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December 31, 2016
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Current financial assets	—	4,678,343	—	4,678,343
Other non-current financial assets	—	80,180,880	—	80,180,880
Total assets	—	84,859,223	—	84,859,223
Liabilities
Current liabilities
Other current financial liabilities	—	1,229,354	—	1,229,354
Total liabilities	—	1,229,354	—	1,229,354

	Fair Value Measurements at December 31, 2015
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	—	—	—
Other non-current financial assets	—	181,474,306	—	181,474,306
Total assets	—	181,474,306	—	181,474,306
Liabilities
Current liabilities
Other current financial liabilities	—	107,428	—	107,428
Total liabilities	—	107,428	—	107,428

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1           Lawsuits and other legal actions:

In the opinion of the Company’s Management and its legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)             Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,283,274. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$974,785 to guaranty judicial liabilities.

2)             Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$71,115,841. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of December 31, 2016 and 2015 amounted to ThCh$103,351,097 and ThCh$86,364,210 respectively.

Part of the assets given as warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have been released with the exchange of Warranty Insurance and Bail Letters entered into amounting to R$561,593,627 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)    Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In June 2014, one of these trials for R$598,745,218, was resolved in favor of the Company, however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$307,375,039.

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

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criteria, from a total of identified contingencies amounting R$1,211,152,520 (including readjustments of current lawsuits), the Company recorded a provision R$196,930,959 equivalent to ThCh$40,452,692.

b)    Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 78.2 million equivalent to ThCh$ 16,054,458.

3)             Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$622,993. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

On December 27, 2016, Andina confirmed to the Coca-Cola Company its decision to participate in the “AdeS” business and market such products in all of its franchise territories. The total amount that Andina pledged to invest amounts to approximately $42 million, and the operation is expected to be materialized within the first quarter of 2017.

On December 27, 2016, Embotelladora Andina S.A. signed a promissory purchase agreement for property located in the Region of Antofagasta amounting to 136,476 UFs. The purchase transaction should take place during the first quarter of 2017, in the event of a breach by any of the parties, compensation will result in damages amounting to 27,000 UFs.

4)             Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$ 59,785. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	12.31.2016	12.31.2015
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,777,078	17,292,040
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,416	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,508	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,579	4,579
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Hospital Militar	Servicios Multivending Ltda.	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,648	—
Reclamaciones Trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	3,833,788	2,499,232
Reclamaciones civiles y tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	14,304,401	7,929,131
Instituciones gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	85,212,908	75,935,847
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	843	1,089
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,264	1,634
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	15,167	19,606
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	904	1,168
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	15	—
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	230,599	96,045
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	93,005	2,316
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	3,761	4,862
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	581,668	538,968
Otros	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	179	—
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	7,584	9,803
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Otros activos no financieros corrientes	23,468	30,335
Locadores varios	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Otros activos no financieros corrientes	47,397	11,297
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Otros activos no financieros corrientes	11,226	47,023
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	7,356	9,508
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	11,315	14,626
Municipalidad de Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	163	—
Fondo Fima Ahorro Plus C	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	588,485	—
Fondo Fima Ahorro Pesos C	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	588,299	—
Fondo Fima Premium B	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	407,792	—
Farías Matías Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	20,367	—
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	79	—
Lopes Gustavo Gerardo /Inti Saic y otro	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	516	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	4,017	—
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	871	—
Jorge Routi Maltese	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	755	—
Total					123,795,126	104,459,738

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Amounts involved
Guarantee in favor of	Name	Relationship	Guarantee	Type	12-31-2016	12-31-2015
					ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	639,144
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	536,315
Importadora Casa y Regalos	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance with lease	2,050	—
Inmobiliaria e Inversiones Gestion Activa Ltda	Red de Transportes Comerciales Ltda.	Subsidiary	Guarantee insurance	Compliance with lease	4,585	—
Inmobiliaria Portofino	Red de Transportes Comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	900	—
Teléfonica Chile S.A.	Red de Transportes Comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	1,000	—
Inmobiliaria San Martin Logista S.A	Red de Transportes Comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	3,461	—
Procesos trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	1,236,439	575,583
Procesos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	4,885,075	2,370,025
Gobierno Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	87,773,855	74,198,243
Gobierno Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	14,674,244	10,450,612
HSBC	Sorocaba Refescos S.A.	Associate	Loan	co-signers	4,108,312	3,637,369
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2,682,170	3,234,566
Aduana de Ezeiza	Andina Empaques S.A.	Subsidiary	Guarantee insurance	Faithful fulfillment of contract	369,963	235,981
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Faithful fulfillment of contract	1,142,642	—

NOTE 22 —  FINANCIAL RISK MANAGEMENT

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

Interest Rate Risk

At December 31, 2016, the Company maintains all of its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate in the amount of UF12.3 million denominated in UF (“UF”), a currency indexed to inflation in Chile (the Company’s sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for US$575 million, denominated in dollars, and practically 100% of which has been re-denominated to UF and BRL through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.              Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 100 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.                                          Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than US$ 250,000, and over 60 days expired, sale is suspended.  The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed US$1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than US$250,000 according to the country’s reality.

ii.                                       Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days.  Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.                                    Prepayment to suppliers

The Policy establishes that US$25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned.  The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required.  Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under US$25,000.

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañìa de Seguros de Crédito Continental S.A.  (AA rating -according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 87% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$63,683,603 A provision of ThCh$963,239 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.         Financial investments

The Company has a Policy that is applicable to all of the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration.  The companies of the group can invest in:

a.              Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1  (Fitch) or equivalent for deposits of less than 1 year and rated A (S&P) or equivalent for deposits of more than 1 year.

b.              Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with AA+ rating (S&P) or equivalent.

c.               Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of December 31, 2016, the Company maintains a net investment of ThCh$81,447,999 in Argentina, composed by the recognition of assets amounting to ThCh$214,093,450 and liabilities amounting to Ch$132,645,451. These investments accounted for 29.0% of the Company’s consolidated sales revenues

As of December 31, 2016, the Argentine peso devalued 22.6% with respect to the Chilean peso.

During 2015 exchange restrictions existed in Argentina and until mid-December, there was a parallel foreign exchange market with a higher than the official exchange rate. With the arrival of the new Argentine Government, fixing exchange rate is lightened by increasing parity of the Argentine peso versus dollar at the close to values similar to those that kept the parallel market.

If the exchange rate of the Argentinean Peso devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$1,687,219 and decrease in equity of ThCh$3,439,361, originated by lower asset recognition of ThCh$7,856,163 and by lower liabilities recognition of ThCh$4,416,802.

a.2 Investment in Brazil

As of December 31, 2016, the Company maintains a net investment of ThCh$265,915,377 in Brazil, composed by the recognition of assets amounting to ThCh$815,130,087 and liabilities amounting to ThCh$549,214,710. These investments accounted for 33.2% of the Company’s consolidated sales revenues.

As of December 31, 2016, the Brazilian Real appreciated 12.9% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real appreciated an additional 5% with respect to the Chilean Peso, the Company would have higher income from the operation in Brazil of ThCh$1,544,203 and increase in equity of ThCh$13,104,827, originated by higher asset recognition of ThCh$43,921,399 and by higher liabilities recognition of ThCh$30,816,572.

a.3 Investment in Paraguay

As of December 31, 2016, the Company maintains a net investment of ThCh$245,695,548 in Paraguay, composed by the recognition of assets amounting to ThCh$278,899,377 and liabilities amounting to ThCh$33,203,829. These investments accounted for 7.4% of the Company’s consolidated sales revenues.

As of December 31, 2016, the Paraguayan Guarani devaluated 4.6% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$1,103,429 and  a decrease in equity of ThCh$11,560,677 originated by lower asset recognition of ThCh$13,325,177 and lower liabilities recognition of ThCh$1,764,500.

b)                                     Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2016, the Company maintains a net liability position totaling ThCh$348,701,380, basically composed of obligations with the public and bank liabilities for ThCh$401,775,008 offset partially by financial assets denominated in dollars for ThCh$53,073,628.

Of total financial liabilities denominated in US dollars, ThCh$12,017,942 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other ThCh$ 389,757,066 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar.

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

The Company’s net exposure as of December 31, 2016 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$49,580,028.

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

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations.  This policy stipulates a 12-month forward horizon.  As of December 31, 2016, US$61.1 million for future purchases have been hedged-for the following 12 months.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$6,157,736 as of December 31, 2016. Currently, the Company has contracts to hedge this effect in Chile, Argentina and Brazil.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these consolidated financial statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$9,146,930 in earnings for the period ended December 31, 2016. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More 1 year up to 2	More 2 years up to 3	More 3 up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	22,879,819	9,385,718	6,572,034	3,506,721	169,822
Bond payable	51,385,557	44,422,896	44,194,339	43,965,786	803,923,288
Operating lease obligations	11,508,146	5,818,408	4,127,417	26,150,476	886,191
Purchase obligations	190,795,088	56,772,247	8,212,547	371,998	317,189
Total	276,568,610	116,399,269	63,106,337	73,994,981	805,296,490

NOTE 23 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2016	01.01.2015	01.01.2014
Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Direct production costs	776,824,622	841,498,727	841,172,891
Payroll and employee benefits	288,293,137	296,611,242	264,644,018
Transportation and distribution	153,675,961	181,481,242	172,927,314
Marketing	39,981,813	43,676,871	48,109,609
Depreciation and amortization	97,334,452	100,632,332	102,966,925
Repairs and maintenance	34,511,508	33,732,510	34,374,318
Other expenses	173,168,224	164,164,860	146,232,108
Total	1,563,789,717	1,661,797,784	1,610,427,183

NOTE 24 —  OTHER INCOME

Other income is detailed as follows:

	01.01.2016	01.01.2015	01.01.2014
Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Earnings from sale of ownership interest in Leao Junior	—	—	300,816
Gain on disposal of property, plant and equipment	318,771	233,255	2,533,546
PIS/CONFINS Leasing tax recovery	1,034,040	—	—
Others	408,088	238,314	1,136,261
Total	1,760,899	471,569	3,970,623

NOTE 25 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2016	01.01.2015	01.01.2014
Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$
Contingencies and Non-operating fees	9,959,181	8,866,661	3,502,207
Tax on bank debits	7,006,261	8,219,046	6,130,568
Disposal and write-off of property, plant and equipment	4,800,278	3,979,594	5,812,123
Donations flood repairs and northern Chile	—	214,856	2,034,119
Others	999,447	702,891	1,112,254
Total	22,765,167	21,983,048	18,591,271

NOTE 26 —  FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2016	01.01.2015	01.01.2014
Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$

Interest income	8,466,177	9,175,522	7,770,198
Other interest income	1,195,515	942,853	885,425
Total	9,661,692	10,118,375	8,655,623

b)             Finance expenses

	01.01.2016	01.01.2015	01.01.2014
Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$

Bond interest	41,652,154	42,096,039	44,917,601
Bank loan interest	3,990,853	8,115,445	15,029,145
Other interest costs	5,731,964	5,457,733	5,134,685
Total	51,374,971	55,669,217	65,081,431

NOTE 27 —  OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2016	01.01.2015	01.01.2014
Details	12.31.2016	12.31.2015	12.31.2014
	ThCh$	ThCh$	ThCh$

Gains (loss) on derivative transactions raw materials	(1,466)	(1,620,304)	196,009
(Losses) gains on ineffective portion of hedge derivatives (see note 20 b)	(3,378,484)	(4,698,187)	(5,995,530)
Previous year allowance reversals	—	—	1,411,030
Other income and expenses	(7,427)	17,370	(3,614)
Total	(3,387,377)	(6,301,121)	(4,392,105)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of December 31, 2016 and 2015 are the following:

CURRENT ASSETS	12.31.2016	12.31.2015
	ThCh$	ThCh$
Cash and cash equivalents	141,263,880	129,160,939
US$Dollars	53,073,628	13,598,302
Euros	4,926	1,859
Chilean pesos	48,891,546	35,545,272
Brazilian Real	26,072,201	43,215,795
Argentine Pesos	5,105,633	27,168,042
Paraguayan Guarani	8,115,946	9,631,669

Other financial assets	60,152,627	87,491,931
Unidad de Fomento	53,868,075	87,491,453
Brazilian Real	4,699,975	—
Argentine Pesos	1,584,577	478

Other non-financial assets	8,601,209	8,686,156
US$Dollars	37,052	37,370
Chilean pesos	5,830,276	4,883,158
Brazilian Real	1,773,583	2,157,877
Argentine Pesos	370,574	813,706
Paraguayan Guarani	589,724	794,045

Trade and other accounts receivable, net	190,524,354	176,385,836
US$Dollars	1,265,303	772,358
Euros	308,578	159,318
Unidad de Fomento	2,354,310	2,085,824
Chilean pesos	71,977,019	68,893,839
Brazilian Real	74,902,213	66,063,716
Argentine Pesos	33,859,436	31,780,221
Paraguayan Guarani	5,857,495	6,630,560

Accounts receivable from related companies	5,788,683	4,610,500
Chilean pesos	5,788,683	4,610,500

Inventory	144,709,348	133,333,253
US$Dollars	5,469,362	583,647
Euros	6,634	—
Chilean pesos	34,276,101	42,552,421
Brazilian Real	41,670,656	32,192,760
Argentine Pesos	51,163,685	45,200,226
Paraguayan Guarani	12,122,910	12,804,199

Current tax assets	1,702,296	7,741,241
Chilean pesos	—	5,562,239
Brazilian Real	1,702,296	2,179,002
Argentine Pesos	—	—

Total Current Assets	552,742,397	547,409,856
US$Dollars	59,845,345	14,991,677
Euros	320,138	161,177
Unidad de Fomento	56,222,385	89,577,277
Chilean pesos	166,763,625	162,047,429
Brazilian Real	150,820,924	145,809,150
Argentine Pesos	92,083,905	104,962,673
Paraguayan Guarani	26,686,075	29,860,473

NON-CURRENT ASSETS	12.31.2016	12.31.2015
	ThCh$	ThCh$
Other financial assets	80,180,880	181,491,527
Chilean pesos	16,697,871	41,335,207
Brazilian Real	63,483,009	140,156,320

Other non-financial assets	35,246,823	18,289,901
US$Dollars	—	36,890
Unidad de Fomento	269,333	253,553
Chilean pesos	188,472	950,370
Brazilian Real	32,660,854	14,115,166
Argentine Pesos	2,079,079	2,669,665
Paraguayan Guarani	49,085	264,257

Trade and other receivables	3,527,732	5,931,999
Unidad de Fomento	3,436,831	5,443,951
Chilean pesos	7,021	389,439
Argentine Pesos	5,425	3,196
Paraguayan Guarani	78,455	95,413

Accounts receivable from related parties	147,682	14,732
Chilean pesos	147,682	14,732

Investments accounted for under the equity method	77,197,781	54,190,546
Chilean pesos	23,854,602	17,793,783
Brazilian Real	53,343,179	36,396,763

Intangible assets other than goodwill	680,996,062	665,666,655
Chilean pesos	306,067,525	306,346,125
Brazilian Real	208,399,580	184,337,841
Argentine Pesos	1,233,441	1,678,095
Paraguayan Guarani	165,295,516	173,304,594

Goodwill	102,919,505	95,835,936
Chilean pesos	9,523,767	9,523,768
Brazilian Real	80,125,090	70,940,216
Argentine Pesos	5,972,515	7,720,202
Paraguayan Guarani	7,298,133	7,651,750

Property, plant and equipment	666,150,885	640,529,872
US$Dollars	1,038,400	213,046
Euros	5,787,857	14,889
Chilean pesos	277,939,125	286,554,400
Brazilian Real	221,111,732	185,976,882
Argentine Pesos	89,379,062	89,728,516
Paraguayan Guarani	70,894,709	78,042,139

Total Non-Current Assets	1,646,367,350	1,661,951,168
US$Dollars	1,038,400	249,936
Euros	5,787,857	14,889
Unidad de Fomento	3,706,164	5,697,504
Chilean pesos	634,426,065	662,907,824
Brazilian Real	659,123,444	631,923,188
Argentine Pesos	98,669,522	101,799,674
Paraguayan Guarani	243,615,898	259,358,153

	As of December 31, 2016			As of December 31, 2015
CURRENT LIABILITIES	Until 90 days	More 90 days until 1 year	Total	Until 90 days	More 90 days until 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	12,287,632	52,512,938	64,800,570	10,462,227	51,755,461	62,217,688
US$Dollars	24,684	18,038,219	18,062,903	23,237	17,290,210	17,313,447
Unidad de Fomento	10,035,543	12,637,744	22,673,287	6,656,770	8,779,270	15,436,040
Chilean peso	—	9,148,589	9,148,589	—	8,517,730	8,517,730
Brazilian real	1,816,540	10,358,970	12,175,510	2,762,291	9,698,687	12,460,978
Argentine peso	410,865	1,590,238	2,001,103	1,019,929	6,880,534	7,900,463
Paraguayan guarani	—	739,178	739,178	—	589,030	589,030

Trade and other accounts payable	240,350,658	2,485,698	242,836,356	212,481,849	44,519	212,526,368
US$Dollars	8,331,196	—	8,331,196	6,375,519	—	6,375,519
Euros	4,958,363	—	4,958,363	3,095,017	—	3,095,017
Unidad de Fomento	8,312,403	—	8,312,403	60,256	—	60,256
Chilean peso	68,190,344	2,466,116	70,656,460	67,973,784	—	67,973,784
Brazilian real	58,354,740	—	58,354,740	49,371,155	—	49,371,155
Argentine peso	85,051,314	19,582	85,070,896	77,976,299	44,519	78,020,818
Paraguayan guarani	7,152,298	—	7,152,298	7,629,819	—	7,629,819

Trade and other accounts payable to related companies	44,120,335	—	44,120,335	46,349,316	2,303,511	48,652,827
US$Dollars	—	—	—	5,689,731	2,303,511	7,993,242
Chilean peso	12,927,085	—	12,927,085	18,331,259	—	18,331,259
Brazilian real	20,917,319	—	20,917,319	16,806,693	—	16,806,693
Argentine peso	10,275,931	—	10,275,931	5,521,633	—	5,521,633

Provisions	622,993	59,785	682,778	263,411	62,682	326,093
Chilean peso	622,993	—	622,993	263,411	—	263,411
Paraguayan guarani	—	59,785	59,785	—	62,682	62,682

Income taxes payable	—	10,828,593	10,828,593	—	7,494,832	7,494,832
Chilean peso	—	2,785,425	2,785,425	—	—	—
Argentine peso	—	7,613,012	7,613,012	—	7,312,031	7,312,031
Paraguayan guaraní	—	430,156	430,156	—	182,801	182,801

Employee benefits current provisions	—	35,653,431	35,653,431	—	31,790,759	31,790,759
Chilean peso	—	6,177,733	6,177,733	—	5,709,834	5,709,834
Brazilian real	—	17,117,494	17,117,494	—	13,908,362	13,908,362
Argentine peso	—	11,640,535	11,640,535	—	11,505,671	11,505,671
Paraguayan guarani	—	717,669	717,669	—	666,892	666,892

Other non-financial liabilities	1,705,768	18,907,023	20,612,791	—	17,565,643	17,565,643
Unidad de Fomento	204,724	—	204,724	—	—	—
Chilean peso	1,198,755	18,729,079	19,927,834	—	17,446,738	17,446,738
Argentine peso	302,289	—	302,289	—	4,097	4,097
Paraguayan guarani	—	177,944	177,944	—	114,808	114,808

Total current liabilities	299,087,386	120,447,468	419,534,854	269,556,803	111,017,407	380,574,210
US$Dollars	8,355,880	18,038,219	26,394,099	12,088,487	19,593,721	31,682,208
Euros	4,958,363	—	4,958,363	3,095,017	—	3,095,017
Unidad de Fomento	18,552,670	12,637,744	31,190,414	6,717,026	8,779,270	15,496,296
Chilean peso	82,939,177	39,306,942	122,246,119	86,568,454	31,674,302	118,242,756
Brazilian real	81,088,599	27,476,464	108,565,063	68,940,139	23,607,049	92,547,188
Argentine peso	96,040,399	20,863,367	116,903,766	84,517,861	25,746,852	110,264,713
Paraguayan guarani	7,152,298	2,124,732	9,277,030	7,629,819	1,616,213	9,246,032

	As of December 31, 2016				As of December 31, 2015
NON-CURRENT LIABILITIES	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	45,118,483	30,672,918	645,779,186	721,570,587	60,634,069	36,078,613	668,586,662	765,299,344
US$ Dollars	—	—	379,760,266	379,760,266	13,169,505	—	402,719,166	415,888,671
Unidad de Fomento	25,399,983	23,132,311	258,325,173	306,857,467	31,185,811	24,633,712	261,009,231	316,828,754
Brazilian real	19,361,706	7,540,607	7,693,747	34,596,060	16,183,222	11,444,901	4,858,265	32,486,388
Argentine peso	356,794	—	—	356,794	95,531	—	—	95,531

Trade and other payables	9,509,827	—	—	9,509,827	9,303,224	—	—	9,303,224
US$ Dollars	1,200,187	—	—	1,200,187	1,460,394	—	—	1,460,394
Unidad de Fomento	8,003,199	—	—	8,003,199	7,819,135	—	—	7,819,135
Chilean peso	304,124	—	—	304,124	—	—	—	—
Argentine peso	2,317	—	—	2,317	23,695	—	—	23,695

Provisions	72,399,115	—	—	72,399,115	63,975,724	—	—	63,975,724
Brazilian real	71,115,841	—	—	71,115,841	62,508,137	—	—	62,508,137
Argentine peso	1,283,274	—	—	1,283,274	1,467,587	—	—	1,467,587

Deferred income tax liabilities	13,035,795	14,627,908	97,945,099	125,608,802	16,951,042	15,726,891	97,523,768	130,201,701
Chilean peso	—	—	97,945,099	97,945,099	—	—	97,523,768	97,523,768
Brazilian real	16,659,246	—	—	16,659,246	17,930,877	—	—	17,930,877
Argentine peso	(3,623,451)	—	—	(3,623,451)	(979,835)	—	—	(979,835)
Paraguayan guarani	—	14,627,908	—	14,627,908	—	15,726,891	—	15,726,891

Post-employment benefit liabilities	364,502	—	7,793,243	8,157,745	213,835	—	8,016,195	8,230,030
Chilean peso	181,257	—	7,793,243	7,974,500	—	—	8,016,195	8,016,195
Paraguayan guarani	183,245	—	—	183,245	213,835	—	—	213,835

Other non-financial liabilities	158,790	—	—	158,790	242,491	—	—	242,491
Brazilian real	158,790	—	—	158,790	242,491	—	—	242,491

Total non-current liabilities	140,586,512	45,300,826	751,517,528	937,404,866	151,320,385	51,805,504	774,126,625	977,252,514
US$ Dollars	1,200,187	—	379,760,266	380,960,453	14,629,899	—	402,719,166	417,349,065
Unidad de Fomento	33,403,182	23,132,311	258,325,173	314,860,666	39,004,946	24,633,712	261,009,231	324,647,889
Chilean peso	485,381		105,738,342	106,223,723	—	—	105,539,963	105,539,963
Brazilian real	107,295,583	7,540,607	7,693,747	122,529,937	96,864,727	11,444,901	4,858,265	113,167,893
Argentine peso	(1,981,066)	—	—	(1,981,066)	606,978	—	—	606,978
Paraguayan guarani	183,245	14,627,908	—	14,811,153	213,835	15,726,891	—	15,940,726

NOTE 29 —  THE ENVIRONMENT (Unaudited)

The Company has made disbursements totaling ThCh$1,532,451 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Period ended 2016		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	386,479	—	—	—
Argentina	477,425	—	196,025	—
Brazil	204,832	138,288	135,440	72,220
Paraguay	52,994	272,433	—	—
Total	1,121,730	410,721	331,465	72,220

NOTE 30 — SUBSEQUENT EVENTS

On December 27th 2016, Coca-Cola Andina confirmed its decision to The Coca-Cola Company to participate in the “AdeS” business and commercialize such products in all of its franchised territories. As a result, this operation materialized on March 28th 2017, which according to agreements implied allocating US$18 million for distribution rights and US$21 million for shareholding rights in companies.