Form 20-F
period 2017-12-31
ANDINA BOTTLING CO INC
filed 2018-04-27
CIK 925261

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

Commission file number 001-13142

Embotelladora Andina S.A.
(Exact name of Registrant as specified in its charter)

Andina Bottling Company
(Translation of Registrant’s name into English)

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

References

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

•             the “Company”, “we”, “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;

•             “Andina Argentina” means our subsidiary, Embotelladora del Atlántico S.A., or EDASA;

•             “Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

•             “AEASA” means our subsidiary, Andina Empaques Argentina S.A.

•             “EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;

•             “PARESA” means our subsidiary, Paraguay Refrescos S.A.

•             “Envases CMF” means our affiliate, Envases CMF S.A.;

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

The Company’s Consolidated Financial Statements for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

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

Words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “target,” “goal,” “objective,” “future” or similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (i) our asset growth and financing plans, (ii) trends affecting our financial condition or results of operations and (iii) the impact of competition and regulations but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially and adversely from those described in such forward-looking statements included in this annual report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

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

•                  actions of our shareholders;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms if at all; and

•                  the factors described under “Risk Factors” beginning on page 9.

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

ITEM 2.                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                         KEY INFORMATION

A.                                   Selected Financial Data

The following tables present certain summary consolidated and other financial and operating information of Andina at the dates and for the periods indicated. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included elsewhere in this annual report and our consolidated financial statements, including the notes thereto, included herein.

The summary consolidated financial information as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 has been derived from our audited consolidated financial statements as of December 31, 2017 and 2016. The summary consolidated financial information as of December 31, 2013, 2014 and 2015 has been derived from our audited consolidated financial statements as of and for the years then ended, not included herein.

On October 11, 2013, Andina Brazil consummated its acquisition of Ipiranga in an all-cash transaction. We began consolidating the results of operations of Ipiranga into our consolidated financial statements as of October 1, 2013.

Our consolidated financial statements reflect the results of our subsidiaries located in Brazil, Argentina and Paraguay, converted to Chilean pesos (our functional and reporting currency) and are presented in accordance with IFRS. IFRS requires assets and liabilities to be converted from the functional currency of our subsidiaries outside Chile to our reporting currency (Chilean peso) at the end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized. Unless otherwise specified, our financial data is presented herein in Chilean pesos.

Our income, cash flow and balance sheet accounts have been converted using the exchange rate at the end of the relevant period.

	For the year ended December 31,
	2013(1)	2014	2015	2016	2017
	(in million Chilean pesos at December of each year)
	Ch$	Ch$	Ch$	Ch$	Ch$
INCOME STATEMENT DATA
Net sales	1,521,681	1,797,200	1,877,394	1,777,459	1,848,879
Cost of sales	(914,818)	(1,081,243)	(1,106,706)	(1,033,910)	(1,069,025)
Gross profit	606,863	715,957	770,688	743,549	779,854
Other income	4,386	3,971	472	1,761	551
Distribution expenses	(163,023)	(187,043)	(202,491)	(183,677)	(192,928)
Administrative expenses	(272,556)	(342,141)	(352,601)	(346,203)	(348,199)
Other expenses	(30,462)	(18,591)	(21,983)	(22,765)	(16,701)
Other (expense) income, net(2)	740	(4,392)	(6,301)	(3,387)	(2,537)
Financial income	4,973	8,656	10,118	9,662	11,194
Financial expenses	(28,944)	(65,081)	(55,669)	(51,375)	(55,220)
Share of (loss) profit of investments accounted for using the equity method	783	1,191	(2,328)	(263)	(80)
Foreign exchange differences	(7,695)	(2,676)	(2,856)	(68)	(1,371)
Loss from differences in indexed financial assets and liabilities	(1,832)	(12,463)	(7,308)	(6,378)	(3,763)
Net income before income taxes	113,233	97,388	129,741	140,856	170,798
Income tax expense	(22,966)	(45,354)	(41,643)	(48,807)	(51,797)
Net income	90,267	52,034	88,098	92,049	119,001

BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	79,976	79,514	129,160	141,264	136,242
Other financial assets	36,472	106,577	87,492	60,153	14,138
Other non-financial assets	9,696	7,787	8,686	8,601	5,612
Trade and other accounts receivable, net	195,434	198,110	176,386	190,524	191,285
Accounts receivable from related parties	8,029	5,994	4,611	5,789	5,370
Inventories	125,854	149,728	133,333	144,709	131,363
Current tax assets	3,990	6,026	7,742	1,702	—
Non-current assets classified as available for sale	1,133	—	—	—	—
Total current assets	460,584	553,736	547,410	552,742	484,010

Non-current assets:
Other financial assets	7,922	51,027	181,491	80,181	74,259
Other non-financial assets	28,796	33,057	18,290	35,247	47,349
Trade and other receivables	7,631	7,098	5,932	3,528	2,396
Accounts receivable from related parties	19	25	15	148	156
Investments accounted for under the equity method	68,673	66,050	54,191	77,198	86,809
Intangible assets other than goodwill	700,606	728,181	665,666	680,996	663,273
Goodwill	115,779	116,924	95,836	102,920	93,598
Property, plant and equipment	692,950	713,075	640,530	666,151	659,750
Deferred tax assets	—	—	—	—	3,213
Total non-current assets	1,622,377	1,715,437	1,661,951	1,646,367	1,630,849
Total assets	2,082,961	2,269,173	2,209,361	2,199,110	2,114,859

Liabilities
Current liabilities
Other financial liabilities	106,877	83,402	62,218	64,801	67,981
Trade and other accounts payable	210,446	228,179	212,526	242,836	257,519
Accounts payable to related parties	43,425	55,967	48,653	44,120	33,961
Provisions	270	366	326	683	2,676
Income taxes payable	3,679	2,931	7,495	10,829	3,185
Employee benefits current provisions	21,440	27,747	31,791	35,653	35,956
Other non-financial liabilities	16,007	11,620	17,565	20,613	27,008
Total current liabilities	402,144	410,212	380,574	419,535	428,287

Non-current liabilities
Other long-term current financial liabilities	605,362	726,616	765,299	721,571	675,767
Trade and other payables	1,262	1,216	9,303	9,510	1,133
Provisions	77,542	77,447	63,976	72,399	62,948
Deferred income tax liabilities	105,537	126,126	130,202	125,609	125,205
Post-employment benefit liabilities	8,759	8,125	8,230	8,158	8,286
Other non-financial liabilities	922	433	243	159	—
Total Non-Current Liabilities	799,384	939,963	977,253	937,405	873,339

Issued capital	270,737	270,737	270,737	270,737	270,737
Retained earnings	243,193	247,818	274,755	295,709	335,523
Other reserves	346,739	378,739	284,982	254,159	185,049
Equity attributable to equity holders of the parent	860,669	897,294	830,474	820,606	791,310
Non-controlling interests	20,764	21,703	21,060	21,564	21,923
Total equity	881,433	918,998	851,534	842,170	813,233
Total liabilities and equity	2,082,961	2,269,173	2,209,361	2,199,110	2,114,859

	For the year ended December 31,
	2013(1)	2014	2015	2016	2017
	(in million Chilean pesos)
	Ch$	Ch$	Ch$	Ch$	Ch$

CASH FLOW DATA
Net cash flows generated from operating activities	172,085	215,514	264,909	223,447	247,960
Net cash flows used in investing activities	(447,550)	(166,776)	(103,131)	(113,916)	(168,831)
Net cash flows provided by (used in) financing activities	303,106	(46,920)	(98,560)	(98,225)	(78,346)
Net increase in cash and cash equivalents before exchange differences	27,641	1,818	63,218	11,306	783
Effects of exchange differences on cash and cash equivalents	(3,187)	(2,280)	(13,571)	797	(5,805)
Net increase (decrease) in cash and cash equivalents	24,454	(462)	49,647	12,103	(5,022)
Cash and cash equivalents — beginning of year	55,522	79,976	79,514	129,161	141,264
Cash and cash equivalents - end of year	79,976	79,514	129,161	141,264	136,242

OTHER FINANCIAL DATA
Depreciation and amortization	83,337	102,967	100,632	97,334	99,164
Capital expenditures	183,697	114,217	112,400	128,217	168,858
Dividends paid	73,041	52,269	53,671	67,585	75,536
Basic and diluted earnings per share:
Series A(3)	89,530	52,190	88,400	91,080	118.056
Series B(3)	98,480	57,410	97,240	100,190	130.42
Basic and diluted earnings per ADR(4)
Series A(3)	537,180	313,160	530,400	546,480	711.36
Series B(3)	590,880	344,480	583,440	601,140	782.52
Capital Stock:
Series A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
Series B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303
Issued Capital	270,738	270,738	270,738	270,738
Total dividends declared:
Total Series A Shares	33,888	24,800	29,344	33,130	37,153
Total Series B Shares	37,276	27,283	32,278	36,443	40,868

OTHER OPERATING DATA (unaudited)
Sales volume
Coca-Cola trade brand soft drinks (millions of UCs)(5)	633.5	671.6	653.8	613.2	587.9
Other beverages (millions of UCs) (5)(6)	129.5	159.0	166.1	165.8	168.5

(1) Due to the acquisition of Ipiranga consummated on October 11, 2013, data for the year ended December 31, 2013 includes the operations of Ipiranga for the period from October 1, 2013 to December 31, 2013.

(2) Includes other expenses, other income (expense), share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

(3) Calculation of profits per share considers the average amount of outstanding shares existing at each date.

(4) Each ADR represents six shares of common stock of the corresponding series of Shares.

(5) UCs or Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters.

(6) Includes waters, juices, beer and other spirits.

Note: Totals may not sum due to rounding.

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

	Daily observed exchange rate Ch$ per US$
	High(1)	Low(1)	Average(2)	Period end (3)
Year ended December 31,
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.33	606.75
2015	715.66	597.10	654.66	710.16
2016	730.31	645.22	676.69	669.47
2017	679.05	614.75	649.12	614.75

Month end
October 31, 2017	640.52	619.68	629.49	636.80
November 30, 2017	645.32	629.21	634.17	645.32
December 31, 2017	655.74	614.75	635.31	614.75
January 31, 2018	609.49	599.33	605.01	603.25
February 28, 2018	603.07	588.28	596.36	593.61
March 31, 2018	609.58	595.93	603.91	603.39
April 2018 (through April 21, 2018)	605.17	594.41	599.70	596.26

Source: Chilean Central Bank.

(1)   Exchange rates are the actual low and high, on a daily basis for each period.

(2)   The yearly average exchange rate is calculated as the average of the exchange rates on the last day of each month during the period. Monthly exchange rates correspond to the average monthly exchange rates published by the Chilean Central Bank.

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

	Daily observed exchange rate Ch$ per US$
	High	Low	Average (1)	Period end

Year ended December 31,
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
2015	13.005	8.554	9.269	13.005
2016	16.030	13.200	14.781	15.890
2017	19.200	15.190	16.572	18.649

Month end
October 31, 2017	17.700	17.335	17.462	17.605
November 30, 2017	17.650	17.305	17.476	17.305
December 31, 2017	19.200	17.230	17.727	18.649
January 31, 2018	19.650	18.410	19.038	19.650
February 29, 2018	20.200	19.380	19.833	20.110
March 31, 2018	20.410	20.149	20.242	20.149
April 2018 (through April 21, 2018)	20.220	20.135	20.184	20.190

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

	Daily observed exchange rate R$ per US$
	High	Low	Average(1)	Period end
Year ended December 31,
2013	2.4457	1.9528	2.1605	2.3426
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3314	3.9048
2016	4.1558	3.1193	3.4854	3.2591
2017	3.3807	3.0510	3.1925	3.3080

Month end
October 31, 2017	3.2801	3.1315	3.1912	3.2769
November 30, 2017	3.2920	3.2136	3.2594	3.2616
December 31, 2017	3.3332	3.2322	3.2919	3.3080
January 31, 2018	3.2697	3.1391	3.2106	3.1624
February 28, 2018	3.2821	3.1730	3.2415	3.2449
March 31, 2018	3.3380	3.2246	3.2792	3.3238
April 2018 (through April 21, 2018)	3.4263	3.3104	3.3799	3.4101

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

72% of net sales for the year ended December 31, 2017 were derived from the distribution of soft drinks under The Coca-Cola Company trademarks and an additional 22% were derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, the local subsidiary of The Coca-Cola Company or The Coca-Cola Company, or, in the case of juices and nectars, The Minute Maid Company, a subsidiary of The Coca-Cola Company (hereinafter, the “Bottler Agreements”). The Coca-Cola Company has the ability to exert an important influence on the business of the Company through its rights under the Bottler Agreements. According to the Bottler Agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola concentrate and soft drinks (in the case of pre-mixed soft drinks by The Coca-Cola Company) that they sell to us. The Coca-Cola Company also monitors prices and has the right to review and approve our marketing, operating and advertising plans. In addition, The Coca-Cola Company can unilaterally set the prices of concentrate, and may in the future increase the price we pay for the concentrate, increasing our costs. These factors may impact our profit margins, which could adversely affect our net income and results of operations.

Our marketing campaigns for Coca-Cola products are designed and controlled by The Coca-Cola Company. The Coca-Cola Company also makes significant contributions to our marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contribution at any time. Pursuant to the Bottler Agreements, we are required to submit a business plan to The Coca-Cola Company for prior approval on a yearly basis. In accordance with our Bottler Agreements, The Coca-Cola Company may, among other things, require that we demonstrate the financial ability to meet our business plan, and if we are not able to demonstrate our financial capacity, The Coca-Cola Company may terminate our rights to produce, market and distribute Coca-Cola soft drinks or other Coca-Cola beverages in territories where we have such approval. Under these Bottler Agreements, we are prohibited from producing, bottling, distributing or selling any products that could be substituted for, be confused with or be considered an imitation of soft drinks or other beverages and products under the trademarks of The Coca-Cola Company.

We depend on The Coca-Cola Company to renew our Bottler Agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We currently are party to: two agreements for Chile, which expire in 2019 and 2023, one agreement for Brazil, which has a five-year term beginning in October 3, 2012, and is currently in the process of being renewed, one agreement for Argentina, which expires in 2022, and one agreement for Paraguay, which expires in 2020. We cannot provide any assurance that our Bottler Agreements will be maintained or extended upon their termination. Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our Bottler Agreements would have a material adverse effect on our business, financial condition and results of operation.

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

Consumers, public health officials and government officials in the majority of our markets, are increasingly concerned with public health consequences associated with obesity, particularly among young people. Additionally, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sugar-sweetened beverages and beverages sweetened with nutritive or alternative sweeteners. Increasing public concern about these issues, the possibility of taxes on sugar-sweetened beverages, other sweeteners, additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages and any negative publicity resulting from actual or threatened legal actions against nonalcoholic beverage companies relating to the marketing, labeling or sale of beverages may reduce demand for our products, which could adversely affect our profitability.

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

Our operations depend on a stable supply of utilities and fuel in the countries where we operate. Electrical power outages could lead to increased energy prices and possible service interruptions. Interruptions in the supply of water could also generate an increase of our production costs and possible service interruptions. We cannot assure you that in the future we will not experience energy or water supply interruptions that could materially and adversely affect our business. In addition, a significant increase in energy prices would raise our costs, which could materially impact our results of operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation in the regions where we operate, and we expect that they will continue to do so in the future. We cannot assure you that fuel prices will not increase in the future, and a significant increase in fuel price may have a significant effect on our financial performance.

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

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products. In addition, the Chilean congress passed a new law which became effective on June 27, 2016, with respect to labeling of certain consumer products, including soft drinks and bottled juices and waters such as ours. Due to the difficulty of determining the future scope and interpretation of the requirements of this law we may be subject to ambiguity or uncertainty with respect to its interpretation and application which could result in non-compliance and associated costs and penalties, which are impossible or difficult to predict. These requirements may adversely affect sales of our products.

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

A significant portion of our sales derives from sales of beverages branded with trademarks of The Coca-Cola Company, as well as other trademarks. If other parties attempt to misappropriate trademarks we use, we may be unable to protect these trademarks. The maintenance of the reputation of these brands is essential for the future success of our beverage business. Misappropriation of trademarks we use, or challenges thereto, could have a material adverse effect on our financial performance.

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

Cyber threats are rapidly evolving and those threats and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated. Cyber threats and cyber-attackers can be sponsored by countries or sophisticated criminal organizations or be the work of single “hackers” or small groups of “hackers.”

We invest in industry standard security technology to protect the Company’s data and business processes against risk of data security breach and cyber attack. We are continuously installing new and upgrading existing information technology systems.  Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. Nevertheless, as cyber threats evolve, change and become more difficult to detect and successfully defend against, one or more cyber-attacks might defeat our or a third-party service provider’s security measures in the future and obtain the personal information of customers or employees. Employee error or other irregularities may also result in a defeat of security measures and a breach of information systems. Moreover, hardware, software or applications we use may have inherent defects of design, manufacture or operations or could be inadvertently or intentionally implemented or used in a manner that could compromise information security. A security breach and loss of information may not be discovered for a significant period of time after it occurs. While we have no knowledge of a material security breach to date, any compromise of data security could result in a violation of applicable privacy and other laws or standards, the loss of valuable business data, or a disruption of our business. A security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential information could give rise to unwanted media attention, materially damage to our customer relationships and reputation, and result in fines, fees, or liabilities, which may not be covered by our insurance policies.

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

In the Transitional Regime, for calendar years 2014, 2015 and 2016, the Tax Reform progressively increases the Corporate Income Tax rate to 21%, 22.5% and 24%, respectively. There are no changes to the taxation that applies to dividends paid to shareholders that are not resident in Chile. The additional tax rate remains at 35% and credit is available for 100% of corporate income tax that may be charged to dividends remitted abroad. For natural persons domiciled or resident in Chile the current regime also remains. Such shareholders are taxed with the Supplementary Global Tax which has progressive rates ranging between 0% and 40% in the year they receive the payment of the dividend, entitled to credit for the entirety of corporate income tax paid by the issuer of the shares. For the calendar year 2017, the rate was 25% for companies that chose the Attributed Regime scheme and 25.5% for those taxed by the Semi-Integrated scheme, each described below.

In the Permanent Regime, for the years 2017 and following, corporations (“sociedades anónimas”) are subject to the Semi-Integrated Regime established in article 14(B) of Chilean Income Law, in accordance with which the Company will be subject to the First Category corporate tax with a rate of 27% (25.5% for the calendar year 2017) on accrued yearly earnings. Dividends paid to shareholders without domicile or residence in Chile are taxed with the additional withholding tax of 35%, maintaining the right to credit against the latter 100% of the First Category Tax (without prejudice to the debit or refund referred to in the subsequent paragraph) Local shareholders who are natural persons remain affected by progressive rates, but with new tranches ranging from 0% to 35%, with the right to credit for First Category tax rate with the limitation indicated below.

Notwithstanding the above, local shareholders and shareholders domiciled in countries that have not entered into a treaty to avoid double taxation with Chile, can only credit 65% of corporate income tax, which results in a total tax burden on profits distributed to those shareholders of 44.45%. The credit limitation is made by establishing a debit (restitution) to the shareholder equal to 35% of corporate income tax. This tax debit does not apply to dividends paid to a shareholder resident in a country that has an existing treaty to avoid double taxation with Chile and, until 2021, this exemption also applies to dividends paid in a country where such a treaty has been signed but is not yet in force.

The same reform increased the additional tax on non-alcoholic beverages with sugar from 13% to 18% and reduced the additional tax on non-alcoholic beverages without sugar from 13% to 10%.

In Argentina, the tax burden has steadily increased in recent years, especially at the provincial and municipal levels, where tax rates are increased nearly every year.

In December 2017, a tax reform was passed, which became effective in 2018. The most significant consequence for the Company is the reduction of the current 35% income tax rate to 30% for the 2018 and 2019 fiscal years and from 2020 onwards the rate decreases to 25%. However, his reduction is available only if profits are reinvested, as otherwise a tax is due at the time of the dividend distribution at a rate of 13% for the first two years and of 7% from 2020 onwards.

However, in almost all the provinces where Andina Argentina is taxed, companies that have a production plant or invest in them, are granted reduced rates and in some cases zero rates on gross income tax, beginning with the 2018 fiscal year. In addition, as a result of the fiscal agreement signed between the central government and the provinces, all the provinces that previously charged an incremental rate to non-residing industries, are now going to charge the same rate as the residing industries, generating an important economic benefit.

Andina Argentina enjoys the benefit of zero tax rate on gross income in the province of Córdoba until the year 2021 under an industrial promotion, as a result of our investments at the Montecristo plant in 2010. For these same investments, the municipality of the city of Córdoba gave us a 60% discount off of the trade and industry taxation rate which expired on December 31, 2017. Termination, non-extension or non-renewal of these tax incentives would have a material adverse effect on our business, financial condition and results of operations.

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

40.6% of our assets as of December 31, 2017 and 29.9% of our net sales for the year ended December 31, 2017 corresponded to our operations in Chile. Thus, our financial condition and results of operations depend significantly on economic conditions prevailing in Chile.

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

According to data published by the Central Bank, the Chilean economy grew at a rate of 4.2% in 2013, 1.9% in 2014, 2.3% in 2015, 1.6% in 2016, and at a rate of 1.5% in 2017. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

Although Chilean inflation has decreased in recent years, Chile has experienced high levels of inflation in the past. The annual rates of inflation in Chile, which in 2014, 2015, 2016 and 2017 were 4.6%, 4.4%, 2.7% and 2.3%, respectively, as measured by changes in the consumer price index and as reported by the INE (Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics), could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations if we are unable to increase our prices in line with inflation. We cannot assure you that Chilean inflation will not revert to high levels in the future.

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

Based on the Observed Exchange Rates for U.S. dollars as of December 31, 2014, 2015, 2016 and 2017, the Chilean peso depreciated 15.7%, 14.7%, -5.7% and -7.8%, respectively, relative to the U.S. dollar in nominal terms.

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

On February 27, 2010, an 8.8 magnitude earthquake struck the central and south-central regions of Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The regions of Bío and Maule were the most severely affected regions, especially the coastal area, which, shortly after the earthquake, was hit by a tsunami that significantly damaged cities and port facilities. The regions of Valparaíso and Metropolitan region were also severely affected. At least 1,500,000 homes were damaged, and more than 500 people were killed. As a result of these developments, economic activity in Chile was adversely affected in March 2010. Legislation was passed to raise the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami, which had an adverse effect on our results. The legislation increased the corporate tax rate from its previous rate of 17.0% to 20.0%.

A severe earthquake and/or tsunami in Chile in the future could have an adverse impact on the Chilean economy and on our production and logistics network, including our business, results of operations and financial condition.

Risks Relating to Brazil

Our business operations in Brazil are dependent on economic conditions in Brazil.

37.7% of our assets at December 31, 2017 and 32.6% of our consolidated net sales for the year ended December 31, 2017 corresponded to our operations in Brazil.

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

In Brazil GDP growth rates were 1.9%, 3.0% and 0.5% in 2012, 2013, and 2014, respectively. In 2015 as well as 2016 GDP decreased 3.5% but in 2017 GDP increased 1.0%.

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

Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil. In addition, protests, strikes and corruption scandals, including the “Lava Jato” investigation, have led to a fall in confidence and a political crisis. In August 2016, Brazilian President Dilma Rousseff was impeached and removed from office for violations of fiscal responsibility laws and the then-Vice-President Temer assumed office to complete the remainder of the presidential mandate. More recently, in May 2017, the development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office has increased uncertainty with respect to the future prospects of the Brazilian market. Furthermore, although the Brazilian Superior Electoral Court (Tribunal Superior Eleitoral) in a 4 to 3 vote has recently acquitted Dilma Rousseff and Michel Temer of charges of illegal campaign financing that could annul the presidential election that took place in 2014 and ultimately could require President Michel Temer to vacate the presidential office, this decision may still be appealed to the Brazilian Supreme Court (Supremo Tribunal Federal). In addition, a number of requests for impeachment have been filed against Mr. Temer, as well as criminal charges by the Brazilian Federal Prosecutor’s Office, which could also result in his removal from office, after allegations surfaced that Mr. Temer had allegedly been leading a political corruption related criminal organization. Furthermore, recently a Brazilian federal appeals court unanimously upheld the conviction of former president Luís Inácio Lula da Silva on corruption charges uncovered by the Lava Jato operation, a decision which can still be appealed to the Brazilian Supreme Court. We cannot predict whether these investigations and lawsuits will bring about further economic and political instability or if new allegations against high officers of the Brazilian Federal Government will arise in the future. The political crisis could worsen the economic conditions in Brazil, which may worsen purchasing power, consumption and supply chain costs and adversely affect our results of operations and financial condition.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil, adversely affecting the operations of Andina Brazil, which could adversely impact our financial condition and results of operations.

Brazil has historically experienced extremely high rates of inflation. Inflation, and several measures taken by the Federal Government in order to control it, combined with speculation about possible government measures, have in the past had significant negative effects on the Brazilian economy. Historically, the annual inflation rates recorded in Brazil before 1995 were extremely high and included periods of hyperinflation. According to the National Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, “IBGE”), Brazilian consumer price inflation rates were, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015, 6.3% in 2016 and 3.0% in 2017. Considering this history and the uncertainty around the Brazilian government’s policies, we cannot provide any assurance that inflation rates in Brazil will not increase more.

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

In 2014, the real depreciated against the U.S. dollar, closing at R$2.66 to US$1.00 on December 31, 2014. In 2015, the real depreciated against the U.S. dollar, closing at R$3.90 to US$1.00 on December 31, 2015. In 2016, the real appreciated against the U.S. dollar, closing at R$3.26 to US$1.00 on December 31, 2016. In

2017, the real depreciated against the U.S. dollar, closing at R$3.31 to US$1.00 on December 31, 2017. We cannot guarantee that the real will not again depreciate or appreciate against the U.S. dollar in the future. In addition, we cannot guarantee that any deprecation or appreciation of the real against the U.S. dollar or other currencies will not have an adverse effect on our business.

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

Tax proceedings may result in a significant tax liability

Rio de Janeiro Refrescos Ltda. is part of a series of proceedings in which their right to use certain tax credits associated with the purchase of raw materials from the Manaus free zone is at issue. On this matter, particularly relevant are a series of ongoing administrative tax proceedings in which the Brazilian federal tax authorities have claimed that Ipiranga, which was absorbed by Rio de Janeiro Refrescos Ltda in December 2013, has unpaid liabilities for value-added tax on industrialized products (imposto sobre produtos industrializados, or IPI) in an aggregate amount of approximately R$1,281,000,000. These proceedings are at different administrative as well as judicial procedural stages. We disagree with the Brazilian tax authorities’ position and believe that Ipiranga was entitled to claim IPI tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that Ipiranga’s likelihood of loss in most of these proceedings is classified as possible to remote (i.e., approximately 30% likelihood). Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is impossible to predict its final resolution. Finally, pursuant to the agreement under which we agreed to acquire Ipiranga’s shares, the sellers agreed to indemnify us for such tax obligations and established a five-year duration escrow account

(which five-year term expires on October 11, 2018) to support this indemnity liability in an amount of R$ 207,550,000 (at December 31, 2017).

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

9.2% of our assets as of December 31, 2017 and 29.9% of our net sales for the year ended December 31, 2017 corresponded to our operations in Argentina. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our business operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. During 2001 and 2002, Argentina went through a period of major political, economic and social instability, which led to a partial default by Argentina in the payment of its sovereign debt, and the devaluation of the peso in January 2002, after over ten years of parity with the U.S. dollar. Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this recovery is sustainable. This is mainly because recent economic growth was initially dependent on a significant devaluation of the Argentine peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. According to the INDEC (Instituto Nacional de Estadísticas y Censos, or the National Statistics and Census Institute), GDP growth in real terms in Argentina was 10.1% in 2010, 6.0% in 2011, -1.0% in 2012, 2.4% in 2013, 2.5% in 2014, 2.6% in 2015, -2.2% in 2016, 0.4% in the first quarter of 2017, 2.9% in the second quarter of 2017, and 4.2% in the third quarter of 2017. We cannot assure you that Argentine GDP will increase or remain stable in the future. Domestic and external economic crisis, the international demand for Argentine products, the instability and competitiveness of the Argentine peso against foreign currencies, confidence among consumers and foreign and domestic investors, the inflation rate and future financial and economic uncertainties, among other factors, may affect the development of the Argentine economy.

Political and economic instability in Argentina may recur, which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

In the period from 1998 through 2003, Argentina experienced acute economic difficulties that culminated in the restructuring of substantially all of Argentina’s sovereign indebtedness. There was a succession of presidents during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures. Argentina’s GDP contracted 10.9% in 2002. Beginning in 2003, Argentine GDP began to recover and from 2004 to 2008 recorded an average rate of growth of 8.4%.

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

On the other hand, until December 2015, the Argentine government increased its intervention level in some of the areas of the economy. For example, in May of 2012, the Argentine government nationalized YPF S.A., Argentina’s largest and previously Spanish-owned oil company, which was originally an Argentinian state-owned entity. Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. Despite the change in government that occurred in December 2015, the level of governmental intervention in the economy in the future may continue, which may have adverse effects on Argentina’s economy and, in turn, our business, results of operations and financial condition.

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

Since February 2012, pursuant to a resolution of the Argentine Federal Tax Authority (“Administración Federal de Ingresos Públicos—AFIP”) Argentine importers were required to file a “Prior Import Statement” (“Declaración Jurada Anticipada de Importación—DJAI”) with the AFIP providing information on future imports prior to the execution of any purchase order or similar document. Compliance with this requirement, was verified by the Argentine customs upon arrival of the goods into Argentina and was a condition for the authorization of the payment of the purchase price by the Argentine fiscal entities. Although this was intended merely as an information gathering regime, it may in the future be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services (known by its initials as “DJAS”) and resulted in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. While the change in the Argentine government that occurred in December 2015 relaxed restrictions on imports of goods and services and replaced the Prior Import Statement system described above with a Comprehensive System of Monitoring Imports (Sistema Integral de Monitoreo de Importaciones— (SIMI), together with the implementation of automatic and non-automatic licenses), and repealed the requirements of the DJAS, we cannot assure that these restrictions will be completely removed as certain discretion still remains over certain goods. Restrictions on Argentine imports of goods and services of our subsidiaries may adversely affect our financial conditions or results of operations.

Inflation in Argentina may adversely affect our operations, which could adversely impact our financial condition and results of operations.

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and its money supply. According to the INDEC, the official annual rates of inflation for the years 2011, 2012, 2013, 2014 and 2015 (date until October 2015 since the INDEC suspended its report thereafter) were 9.5%, 10.8%, 10.9%, 23.9% and 11.8%, respectively. Moreover, after changes in personnel and in the methodology used to calculate the consumer price index at the INDEC in 2007, the accuracy of its past measurements has been put into doubt by economists and investors. The actual consumer price index and wholesale price index may therefore be substantially higher than those indicated by the INDEC for years prior to December 2015. With the change of the Argentine Government in December 2015, INDEC suspended the issuance of reports on the consumer and wholesale price indices until April 2016, at which time INDEC began disseminating a new CPI monthly series, without reporting the months prior to April 2016. Inflation for 2017 according to INDEC was 24.8%. We cannot assure that INDEC will not be suspended again in the future, which could cause a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on our operations and financial condition.

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

The exchange rate in Argentina depreciated by 21.8% in 2016 and 18.4% in 2017 against the U.S. dollar with respect to the exchange rate as of the end of 2015 and 2016, respectively.

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

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. With the change of the Argentine Government in December 2015, the exchange market was partially deregulated, and the gap between the exchange rate published by the BCRA and the black-market exchange rate was considerably reduced. We cannot predict how these conditions will affect the consumption of our products. Moreover, we cannot predict whether the new Argentine government will continue its monetary, fiscal, and exchange rate policy amendments and if so, what impact any of these changes could have on the value of the Argentine peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees and may do so again in the future. Due to the high levels of inflation, labor organizations are demanding significant wage increases. In 2013, 2014, 2015,2016 and 2017 the increase of the vital and mobile minimum salary was 23.6%, 33.3%, 27.0%, 35.2% and 17.2%, respectively, and for these same years the market average salary increase for workers was 25%, 30%, 32%, 33.4% and 26% respectively.

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

12.5% of our assets as of December 31, 2017 and 7.6% of our net sales for the year ended December 31, 2017 corresponded to our operations in Paraguay. Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

GDP in Paraguay for the year 2017 grew by 4.3%, according to preliminary figures from the Central Bank of Paraguay published in the month of December of 2017, compared to growth of 4.0% in 2016, 3.1% in 2015, and 4.7% in 2014. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

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

The exchange rate of Paraguay is free and floating and the Banco Central de Paraguay, or Paraguay Central Bank (“BCP”), actively participates in the exchange market in order to reduce volatility. However, since approximately 25% of our total costs for raw material and supplies are denominated in US dollars, a significant depreciation of the local currency could adversely affect our financial situation and results, as well as impact other expenses, such as professional fees and maintenance costs.

In 2017 the guaraní appreciated 3.0% against the U.S. dollar, while in 2016 it appreciated by 0.7%. While the guaraní appreciated during 2017, the local currency follows regional and global trends. When the U.S. dollar’s value increases, and raw materials lose value, this directly impacts Paraguay’s generation of foreign exchange which occurs mainly through the export of raw materials.

A significant depreciation of the local currency could adversely affect our financial situation and financial results, as approximately 24% of our total raw materials and supply costs are in U.S. Dollars, and may also affect other expenses such as professional fees and maintenance costs.

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

We cannot assure you that any registration statement would be filed. To the extent ADR holders are unable to exercise such rights because a registration statement has not been filed, the depositary will attempt to sell such holders’ preemptive rights and distribute the net proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. If such rights cannot be sold, they will expire, and ADR holders will not realize any value from the grant of such preemptive rights. In any such case, such holder’s equity interest in the Company would be diluted proportionately.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$294,327 million at December 31, 2017 and an average monthly trading volume of approximately US$3,030 million for 2017. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

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

In 1998, we purchased a 49% stake in Vital S.A. from The Coca-Cola Company. Concurrently, The Coca-Cola Company purchased Vital S.A. mineral water springs located in Chanqueahue, 80 miles south of Santiago. As part of the transaction, the Vital bottler agreement was replaced with a Minute Maid International Inc., juice bottler agreement and a new mineral water bottling agreement with The Coca-Cola Company.

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

On August 1, 2016 the Company signed an agreement with Monster Energy Company for the distribution of Monster Energy products in the territory covered by Andina Chile, which we began distributing in September 2016.

On March 28, 2017 The Coca-Cola Company, together with its bottlers in Latin America, announced the closing of the acquisition from Unilever of the AdeS vegetable protein-based beverage business. Andina Chile began distributing AdeS products in July 2017.

In January 2018, the Company, Embonor S.A., Coca-Cola del Valle New Ventures S.A., and Coca-Cola de Chile S.A., as buyers, and Inversiones Siemel S.A. as seller, entered into a stock purchase agreement (the “Agreement”) under which the parties agreed to transfer 100% ownership of the shares of Comercializadora Novaverde S.A. (“Novaverde”), a Chilean company dedicated to the production and distribution of juices, ice cream, and other food, mainly under the brand “Guallarauco”. The transaction did not include the acquisition of the avocado sales business line and the General Mills representation. The transaction is subject to certain conditions precedent, including but not limited to, the authorization of the transaction by the Chilean Antitrust Authorities.

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

In November 2012 Andina Brazil acquired a 40% stake in Sorocaba Refrescos S.A., a Coca-Cola bottler located in the state of Sao Paulo, for R$146,946,004.

On October 11, 2013, Andina Brazil, closed the acquisition of 100% of the capital stock of Companhia de Bebidas Ipiranga (“Ipiranga”) in an all-cash transaction. Ipiranga is also a Coca-Cola bottler with operations in part of the States of São Paulo and part of the State of Minas Gerais. This acquisition was previously arranged between the parties through an agreement signed on July 10th, 2013. The final price paid was R$1,155,445,998. Ipiranga is a leading bottler of The Coca-Cola System in Brazil that operates in certain territories of the states of São Paulo and Minas Gerais. During 2012, its sales volume amounted to 89.3 million unit cases, with revenues amounting to R$695 million.

During 2013, there was a restructuring of the juice and mate infusion business, pursuant to which the companies in which Andina Brazil held an interest were merged. As a result of the restructuring, Andina Brazil ended up with a 9.57% ownership interest in Leão Alimentos y Bebidas Ltda., the legal successor of these companies. This percentage increased to 10.87% as a result of our acquisition of, and subsequent merger with, Compañía de Bebidas Ipiranga that held an ownership interest in Leão Alimentos y Bebidas Ltda. During 2014, Andina Brazil sold 2.05% of its ownership interest in Leão Alimentos e Bebidas Ltda., remaining with a final ownership interest of 8.82%.

During 2015 and 2016, Andina Brazil made two capital increases in Leão Alimentos e Bebidas Ltda. for a total amount of R$ 39.9 million. Andina Brazil’s ownership interest in Leão Alimentos e Bebidas Ltda. did not increase, given that all of the shareholders of Leão Alimentos e Bebidas Ltda. proportionally participated in the capital increase.

During 2016, Andina Brazil, along with Coca-Cola Brazil and the other bottlers in Brazil, purchased Laticinios Verde Campo Ltda. The purchase was made through Trop Frutas do Brasil Ltda. a subsidiary of Leão Alimentos e Bebidas Ltda. Andina Brazil acquired 7.5% of Laticinios Verde Campo Ltda. in R$ 29.5 million.

In 2016, Andina Brazil signed an agreement with Monster Energy Company for the distribution of Monster Energy products in Andina Brazil’s territory. These began being distributed on November 1, 2016.

In 2016, Andina Brazil closed its production facility in Cariacica, State of Espirito Santo, leaving only two production facilities, in the States of Rio de Janeiro and Sao Paulo.

In 2017, Andina Brazil bought, together with Coca-Cola Brasil and the other Coca-Cola bottlers in Brazil, the company UBI 3 Participações Ltda. The operation was carried out to make the distribution and marketing of AdeS products in Brazil viable. Andina Brazil bought 8.50% of UBI 3 Participações Ltda. for R$21.4 million. Andina Brazil began distributing AdeS products in June 2017.

In August 2017, Andina Brazil increased its ownership interest in Leão Alimentos e Bebidas Ltda. from 8.8% to 10.3%. The value of the additional ownership interest acquired was R $26.5 million

Argentina

Production of Coca-Cola soft drinks in Argentina began in 1943 with operations in the province of Córdoba, Argentina, through Inti S.A.I.C., (“INTI”). In July 1995, we, through an investment company incorporated in Argentina called Inversiones del Atlántico S.A., (“IASA”), acquired a 59% interest in Embotelladoras del Atlántico S.A. (“Edasa”, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A. These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., (“Romesa”). In 1996, we acquired an additional 35.9% interest in Edasa, an additional 78.7% interest in Inti, a 100% interest in Cipet (a PET plastic bottle and packaging business located in Buenos Aires) and a 15.2% interest in Cican S.A. During 1997, the operations of Romesa were merged with INTI. In 1999, EDASA was merged into IASA. In 2000, IASA was merged into INTI, forming Embotelladora del Atlántico S.A. (“EDASA”). In 2002, Cipet merged into EDASA. During 2007, EDASA’s ownership interest in Cican S.A. was sold to FEMSA.

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

Finally, after the issuance of favorable opinions, on December 2, 2015 the National Commission for the defense of Competition in the Republic of Argentina, a non-concentrated organism under the administration of the Undersecretary of Trade of the Secretary of Trade of Ministry of Economy and Public Finances, notified EDASA of Resolution No. 640 dictated on November 24, 2015 by the Secretary of Trade of the Ministry of Economy and Public Finances under which it moved to authorize and approve the economic concentration caused by the (i) merger by incorporation between the Chilean company Embotelladora Andina S.A., as surviving entity, and Embotelladora Coca-Cola Polar S.A, and (ii) the merger by incorporation between EDASA as surviving entity, and Coca-Cola Polar Argentina S.A, respectively, under article 13, inc. a) of Law 25.156.

On March 28, 2017, EDASA acquired 13.0% of the shares of the company Alimentos de Soja S.A.U., dedicated to the production of vegetable protein-based beverages marketed under the brand “AdeS”. The sale of Alimentos de Soja S.A.U. shares was carried out within the framework of a global transaction under the terms of which The Coca-Cola Company and certain Coca-Cola bottlers acquired the “AdeS” liquid soy-based food business from the Unilever Group in Brazil, Mexico, Argentina, Colombia, Paraguay, Uruguay, Bolivia and Chile. Andina Argentina began distributing Ades products in July 2017.

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

On March 28, 2017, The Coca-Cola Company, together with its bottlers in Latin America, announced the closing of the acquisition from Unilever of the AdeS vegetable protein-based beverage business. PARESA began distributing Ades products in July 2017.

Capital Expenditures

During 2017, we used external financing to refinance certain current financial liabilities, to cover temporary cash shortages and other corporate purposes.

The following table sets forth our capital expenditures by country for the 2015-2017 period:

	Year ended December 31,
	2015	2016	2017
	MCh$	MCh$	MCh$
Chile	50,043	42,430	50,337
Brazil	24,831	39,517	81,322
Argentina	30,056	37,030	29,538
Paraguay	7,470	9,240	7,661
Total	112,400	128,217	168,858

Our total capital expenditures were Ch$112,400 million in 2015, Ch$128,217 million in 2016 and Ch$168,858 million in 2017.

In 2017, capital expenditures were principally related to the following:

Argentina

•                                         Returnable containers (glass and PET bottles) and bottle cases,

•                                         Coolers and post mix equipment,

•                                         Purchase of land in Bahía Blanca;

•                                         Purchase of forklifts,

•                                         Purchase and installation of automatic Bag in Box line (Monte Cristo Plant), and

•                                         Purchase of automatic labelers for pallets (Monte Cristo Plant)

Brazil

•                                         Construction of the Duque de Caixas plant,

•                                         Production lines and equipment for the Duque de Caxias plant,

•                                         Returnable containers (Ref Pet and glass bottlers) and plastic bottle cases;

•                                         Cold equipment, post-mix and other equipment for the point of sale,

•                                         Extension of the São Pedro D’Aldeia Distribution Center;

•                                         Machinery to increase efficiency and productive capacity; and

•                                         Renewal of part of the vehicles and motorcycles of the sales force.

Chile

•                                         Returnable containers (glass and PET bottles) and bottle cases,

•                                         Cold equipment, post-mix and other equipment for the points of sale,

•                                         SAP Front Office,

•                                         Racks and ceilings for the Renca plant,

•                                         Land in Antofagasta

Vital Jugos

•                                         Upgrade Pet OW bottles line,

•                                         Acquisition and installation of loading table in washing machine,

•                                         Productive improvements for nectar line,

•                                         Improvement and certification of warehouse for hazardous substances, and

•                                         Acquisition of pasteurizers Tetrapak line

Vital Aguas:

•                                         Property Security

•                                         Acquisition and installation B&H labelling machine,

•                                         Drive assembly and transfer in finished product storage,

•                                         Modification of production line layout,

•                                         Upgrade line of OW glass bottles,

Paraguay

•                                         Molds and adaptations for new packaging,

•                                         Warehouse for AdeS finished products,

•                                         Returnable bottles and plastic cases; and

•                                         Cold equipment.

We have budgeted approximately US$180-200 million for our capital expenditures in 2018. Our capital expenditures in 2018 are primarily intended for:

• investments in machinery and equipment;

• returnable bottles and cases; and

• market investments (primarily for the placement of coolers).

For 2018, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2018 may change based on market conditions, our results or based on the variation of financial resources managed.

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

In 2017, we had consolidated net sales of Ch$1,848,879 million and total sales volume of 756.3 million unit cases of Coca-Cola soft drinks.

In addition to our soft drinks business, which accounted for 72% of our consolidated net sales during 2017, we also:

•                  produce and distribute fruit juices, other fruit-flavored beverages, flavored waters, mineral and purified water in Chile, Argentina, Brazil and Paraguay under trademarks owned by The Coca-Cola Company;

•                  manufacture polyethylene terephthalate (“PET”) bottles primarily for our own use in the packaging of Coca-Cola soft drinks in Chile and Argentina, where we also produce returnable PET bottles, cases and plastic caps;

•                  produce tea, sport drinks, energy drinks, and juices in Brazil for Leão Alimentos e Bebidas Ltda.;

•                  distribute beverages such as tea, fruit juices, energy drinks, sport drinks, seed-based beverages, lactose free dairy products and/or waters in Argentina, Brazil, Chile and Paraguay under trademarks owned by The Coca-Cola Company in each of the territories where we have authorization to do so;

•                  distribute beer in Brazil under the brands Amstel, Bavaria, Birra Moretti, Desperados, Dos Equis (XX), Edelweiss, Heineken, Murphy´s, Sol and Xingú;

•                  distribute beer in the south of Argentina.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2017.

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

Our Product Overview

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories. In addition, we distribute Heineken brand beer in Brazil and southern Argentina. The following table sets forth our brands as of December 31, 2017:

	Chile	Brazil	Argentina	Paraguay
Colas:
Coca-Cola	✓	✓	✓	✓
Coca-Cola Light	✓		✓
Coca-Cola Zero	✓	✓	✓	✓

	Chile	Brazil	Argentina	Paraguay
Coca-Cola Stevia		✓

Flavored soft drinks
Crush			✓	✓
Fanta	✓	✓	✓	✓
Fanta Zero	✓	✓	✓	✓
Inca Kola	✓
Inca Kola Zero	✓
Kuat		✓
Kuat Zero		✓
Nordic Mist	✓
Nordic Mist Zero	✓
Nordic Mist Agua Tonica	✓
Quatro	✓		✓
Sprite	✓	✓	✓	✓
Sprite Zero	✓	✓	✓	✓
Schweppes		✓	✓	✓
Schewppes Zero			✓
Schweppes Tonica		✓	✓	✓
Cantarina	✓

Juices
Cepita			✓
Del Valle	✓	✓
Kapo	✓	✓
Frugos				✓
Frugos Light				✓
AdeS	✓	✓	✓	✓

Waters
Aquarius	✓		✓	✓
Benedictino	✓
Bonaqua			✓
Kin			✓
Crystal		✓
Dasani				✓
Glaceau Vitamin Water	✓
Vital	✓

Others
Black	✓
Burn	✓	✓		✓
Monster	✓	✓
Monster Zero	✓	✓
Chá Leão		✓
Fuze	✓	✓
I9		✓
Matte Leão		✓
Leão Ice Tea		✓
Powerade	✓	✓	✓	✓
Powerade Zero	✓	✓	✓
Minilac		✓
Lacfree		✓
Shake Whey		✓

Beer
Amstel		✓	✓
Bavaria		✓
Bieckert			✓
Birra Moretti		✓
Budweiser			✓
Desesperados		✓
Dos Equis (XX)		✓
Edelweiss		✓
Heineken		✓	✓

	Chile	Brazil	Argentina	Paraguay
Imperial			✓
Murphy´s		✓
Kunstmann			✓
Palermo			✓
Schneider			✓
Sol		✓	✓
Xingu		✓

In addition, in Chile, through the Koolife business unit, we import and distribute Coca-Cola Zero Cherry, Coca-Cola Zero Vainilla, Coca-Cola and Coca-Cola Zero without caffeine, aluminum bottles of Coca-Cola and Coca-Cola Zero, Smartwater (500ml and 1.000ml), GoldPeak (Diet, Green tea and Unsweetened), Core Power Vainilla and Chocolate, Zico Natural and Chocolate (Natural flavor available in Tetra 250ml and1.000ml). From Ecuador we import and distribute Café Blak Capuccino and Mocaccino available in 285ml glass bottles. From the Middle East we import and distribute Rani (juice with pieces of fruit) Peach and Pineapple available in 240ml. cans and Barbican (alcohol-free beer) Malta and Malta Manzana available in 250ml. cans.

We produce, market and distribute Coca-Cola soft drinks in our franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary in each jurisdiction of The Coca-Cola Company. We consider the enhancement of our relationship with The Coca-Cola Company to be an integral part of our business strategy.

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

Chile accounted for 30.5% and 29.7% of our volume and consolidated net sales, respectively, during 2017.

Soft Drinks. Our Chilean soft drink operations accounted for net sales in 2017 of Ch$391,629 million. We measure sales volume in terms of unit cases, which we refer to as UCs. Unit cases contain 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2015		2016		2017
	Ch$	UCs	Ch$	UCs	Ch$	UCs
	(in millions)
Colas	262,173	115.4	265,516	109.4	271,723	110.3
Flavored soft drinks	113,820	50.1	125,963	51.9	119,906	47.4
Total	375,993	165.5	391,479	161.3	391,629	157.7

As of December 31, 2017, we sold our products to approximately 65,000 customers in Chile. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2015	2016	2017
	(%)
Mom & Pops(1)	50	48	47
Supermarkets	26	28	29
On premise	13	12	12
Wholesale distributors	11	12	12
Total	100	100	100

(1) Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby and products are available in smaller formats.

Other Beverages. In addition to Coca-Cola soft drinks, through Vital Jugos S.A., we produce and sell juices, other fruit flavored beverages, ready-to-drink tea and sports drinks, and through Vital Aguas S.A. we produce and sell mineral water and purified water. Juices are produced and sold under the brands Andina del Valle (juices and fruit nectars), Kapo (juice drink), Fuze Tea (ready-to-drink tea), Glaceau Vitamin Water (water with added vitamins and minerals) and Powerade (isotonic). Waters are produced and sold under the brands Vital (mineral water) as sparkling, still and lightly carbonated water and Benedictino (purified water) as sparkling and still water. Lastly, on September 2016 and July 2017, respectively, the Company began the distribution in Chile of products under the trademarks of Monster and AdeS.

In 2017, net sales of waters and juices in Chile represented 8.7% of our consolidated net sales. On a consolidated basis, sales of waters and juices in Chile were Ch$160,244 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and as of October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the consummation of the Ipiranga acquisition on October 1, 2013. Brazil accounted for 32.9% and 32.6% of our volume and consolidated net sales, respectively, during 2017.

Soft Drinks. The Brazilian soft drink operations accounted for net sales of Ch$387,545 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2015		2016		2017
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	320,220	180.7	295,115	164.0	300,804	150.8
Flavored soft drinks	97,289	54.9	93,933	52.2	86,741	50.9
Total	417,509	235.6	389,048	216.2	387,545	201.7

As of December 31, 2017, we sold our products to approximately 89,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2015	2016	2017
	(%)
Mom & Pops	25	25	40
Supermarkets	31	31	34
On premise	21	20	18
Wholesale distributors	23	24	8
Total	100	100	100

Other Beverages. We distribute beer under the Amstel, Bavaria, Birra Moretti, Desesperados, Dos Equis (XX), Edelweiss, Heineken, Murphy´s, Sol and Xingu labels. We sell and distribute water under the label Crystal, ready-to-drink juices under the labels Del Valle Frut, Del Valle Mais, Del Valle 100%, Del Valle Reserva,Del Valle Nutri, Sabores Caseros and Kapo, energy drinks under the brand names Burn and Monster, isotonic drinks under i9 and Powerade brand names and Fuze Ice Tea, FuzeMatte Leão,Guaraná Leão and Matte Leão ready-to-drink teas. We also distribute seed-based beverages, AdeS Juice and AdeS Milk, under the brand name AdeS and Shake Whet, LacFreed and Minilac lactose-free beverages under the brand name Verde Campo. Lastly, as of November 2016 and June 2017, respectively, the Company began the distribution in its Brazilian franchise territories of products under the trademarks of Monster and AdeS.

In 2017, net sales of beer, waters, juices, ready-to-drink teas, isotonic and energy drinks in Brazil were Ch$216,353 million, representing 11.3% of our consolidated net sales.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, part of the Province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego, Antarctica and South Atlantic Islands. Argentina accounted for 28.0% and 29.9% of our sales volume and consolidated net sales, respectively, during 2017.

Soft Drinks. The Argentine soft drink operations accounted for net sales of Ch$444,872 million in 2017. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2015		2016		2017
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	384,429	147.1	307,201	132.6	308,462	123.5
Flavored soft drinks	139,032	53.2	117,227	50.6	136,410	50.9
Total	523,461	200.3	424,428	183.2	444.872	174.4

As of December 31, 2016, we sold our products to approximately 64,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2015	2016	2017
	(%)
Mom & Pops	35	33	34
Supermarkets	28	30	33
On premise	3	3	3
Wholesale distributors	34	34	30
Total	100	100	100

Other Beverages. In Argentina, we produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Kin, Bonaqua (sparkling and still mineral water), Aquarius (flavored waters), and Powerade (sports drink). During 2017, we incorporated the AdeS brand (ready to drink soy-based beverage) through a Joint Venture with The Coca-Cola Company and the rest of the bottlers (Andina Argentina bills this business on behalf and by order of the AdeS S.A.joint venture). Also, with the incorporation of Coca-Cola Polar Argentina S.A., starting in 2012, we distribute beers including Palermo, Schneider, Heineken, Budweiser, Amstel, Bieckert, Sol, Imperial and Kunstmann. During 2017, we incorporated the Miller brand to the beer portfolio. Lastly, as of July 2017, the Company began the distribution in its Argentine franchise territories of products under the AdeS trademark.

In 2017, net sales of juices, waters, tea-based beverages, isotonic and energy drinks in Argentina were Ch$99,713 million, representing 5.4% of our consolidated net sales.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country. Paraguay accounted for 8.6% and 7.6% of our volume and consolidated net sales, respectively, during 2017.

Soft Drinks. The Paraguayan soft drinks operations accounted for net sales of Ch$113,315 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2015		2016		2017
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	62,337	30.9	63,034	31.0	68,020	30.8
Flavored soft drinks	43,373	21.5	43,920	21.6	45,295	23.3
Total	105,710	52.4	106,954	52.6	113,315	54.1

As of December 31, 2017, we sold our products to approximately 57,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2015	2016	2017
	(%)
Mom & Pops	45	47	46
Supermarkets	11	12	20
On premise	23	23	18
Wholesale distributors	21	18	16
Total	100	100	100

Other Beverages. In Paraguay, we produce and distribute juices ready to be consumed under the trademark Frugos. We also manufacture and sell water under the trademarks Dasani (purified water) and Aquarius (flavored water), and isotonic drinks like Powerade. We also manufacture and sell energy drinks under the trademark Burn in disposable glass bottles and we import and distribute cans under the trademark Burn. Lastly, as of July 2017 the Company began the distribution in Paraguay of products under the AdeS trademark.

In 2017, net sales of juices, waters, isotonic and energy drinks in Paraguay were Ch$27,962 million, representing 1.5% of our consolidated net sales.

Distribution

Chile

Soft Drinks. In Chile, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) trucks operated by independent distributors pursuant to exclusive distribution arrangements with us (471 trucks) and (ii) our own trucks (166 trucks). In 2017, 74% was distributed by exclusive distributors and 26% by our own trucks. Distribution of all of Andina Chile’s beverages takes place from distribution centers and production facilities. The 81 distributors collectively service all of our Chilean customers. In most cases, the distributor collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the ones being delivered or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 47.9% of total soft drinks volume in 2017. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 42 days after invoices are issued. On average, accounts receivable from all credit sales clients are liquidated on a 39 day term.

Other Beverages. Juices and waters throughout Chile are distributed by means of distribution agreements between The Coca-Cola Company and the Coca-Cola bottlers in Chile. In 2017, Andina distributed approximately 66% of the products of Vital Jugos and Vital Aguas. Under Vital Jugos’ and Vital Aguas’ distribution agreements, each bottler has the exclusive right to distribute waters and juices in its territory.

Our management believes that our distribution arrangements for waters and juices provide an effective means of distributing those products throughout Chile using the extensive system of the Coca-Cola bottlers. We have a good working relationship with the other Coca-Cola bottler that distribute waters and juices. If the other Coca-Cola bottler was to cease distribution, our management believes it could arrange alternative distribution arrangements, but the transition to the new arrangements could involve significant delays in distributing products and would involve initially high costs and permanent medium costs due to the lack of synergies and an initial reduction in sales.

Brazil

Soft Drinks. In Brazil, we generally distribute Coca-Cola soft drinks through a distribution system that includes: (i) own trucks (ii) trucks operated by independent distributors pursuant to non-exclusive distribution arrangements, and (iii) trucks operated by independent transport companies on an exclusive basis with us. In 2017, 9.1% was distributed by exclusive distributors, 9.5% by independent transport companies and 81.4% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities. In 2017, approximately 6.0% of Andina Brazil’ soft drink sales were paid for in cash at the time of delivery and 94.0% were paid with other bank securities with an average payment term of 17.8 days.

Other Beverages. Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Cervejarias Kaiser S.A. (“Kaiser”) by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Kaiser. In 2006, FEMSA acquired from Molson a controlling ownership interest in Kaiser and in 2010, Heineken acquired a controlling interest in FEMSA’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2017, Andina Brazil’s net sales of beer were Ch$104,975 million, of which Heineken represented 51.9%, Amstel accounted for 19.1%, Kaiser 14.6%, Bavaria accounted for 11.6%, Sol for 2.5%, and all the other brands accounted for 0.3% of net sales.

The Coca-Cola Company and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola System of beer produced and imported by Heineken. The agreements were signed May 30, 2003 and are renewable for a period of 20 years. Andina Brazil is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except as may be mutually agreed in writing between Andina Brazil and Heineken.

Argentina

Soft Drinks. In 2017, 67% of EDASA’s Coca-Cola soft drinks were distributed by direct distribution and 33% by other distributors and wholesale distribution (indirect distribution). All distribution is done by a group of independent transport companies. In 2017, approximately 68% of EDASA’s soft drink sales were paid for in cash and 32% were credit sales.

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

The Coca-Cola Company and two bottlers (ex Coca-Cola Polar Argentina S.A. — today Andina Argentina — and ex Juan Bautista Guerrero S.A. — today Salta Refrescos S.A. of the Arca group) executed a master agreement regarding the distribution of beer manufactured or imported by CICSA, through the Coca-Cola distribution system. The distribution master agreement was executed on June 12, 2003 for an initial period of five years, with successive extensions every three years, and the last one agreed on November 29, 2017 for a new five-year term expiring on June 12, 2022.

In addition, on December 13, 2017, EDASA executed an agreement with Monster Energy Company for the distribution and commercialization of energy drinks of the “Monster” trademark for an initial period of 10 years in the territory within the franchise of Andina Argentina, with the consent of The Coca-Cola Company.

Paraguay

Soft Drinks. PARESA distributed 84.4% Coca-Cola soft drinks through direct distribution, and 15.6% through wholesale distributors. All direct distribution is done by a group of small truck businesses. In 2017 approximately 69.5% of sales of Paresa soft drinks were paid in cash and 30.5% were credit sales.

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

Market Share

	2015				2016				2017
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay
	(%)
Coca-Cola soft drinks	69	62	62	66	68	63	62	68	68	63	62	69
Pepsi Bottler soft drinks	27	19	19	9	28	17	18	10	28	17	17	9
Other soft drinks	4	19	19	25	4	20	20	22	4	20	21	22
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen.

Chile

Soft Drinks. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the number of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and bottled water). Based on reports by A.C. Nielsen, we estimate that in 2017, our average soft drink market share within our franchise territories was 67.5%.

Other Beverages. Vital Aguas’ principal competitor in the water segment is CCU, but there is also competition from low priced brands (“B-brands”) in the water segment in Chile. Vital Jugos S.A.’s principal competitors in the juice segment are, Watt’s-CCU, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche. During 2006, CCU acquired a 50% ownership interest of the juice brands in Chile and created a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products competition for our waters and juices business because we believe that these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2017, our market share within our Chilean franchise territories was approximately 35.7% for juices and others segment and approximately 41.2% for waters.

Brazil

Soft Drinks. The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2017, our average soft drink market share within our Brazilian franchise territories was approximately 63.2%.

Other Beverages. In the beer sector, Andina Brazil’s main competitor is AmBev which during 2017 had a very dominant position in the Brazilian market. In our Rio de Janeiro and Espiritu Santo franchise our market share for waters was 10.7%, where we distribute under the Crystal brand mineral water. In the segment of juices and others our market share was 44.6%.

Argentina

Soft Drinks. The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is InBev. The most significant B-brand competitors are: Pritty, Manaos, and Talca. Based on reports by A.C. Nielsen, we estimate that in 2017, our average soft drink market share within our Argentine franchise territories was approximately 62.3%.

Other Beverages. We service the market for plain and flavored water through the Bonaqua, Kin and Aquarius brands, through which we have 16.3% of the market. In addition, the market of juices and others is serviced through the Cepita juice brand and Powerade in isotonic and the recently acquired AdeS, where we have a market share of 35.2%.

Paraguay

Soft Drinks. The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the number of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which has an 11.3% market share. B-brands in Paraguay represent 15.8% of the soft drink industry. Pepsi had a market share of 8.9% in December 2017, and is produced and marketed by Group Vierci, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2017, our average soft drinks market share within our Paraguayan franchise territories was approximately 68.9%.

Other Beverages. We are leaders in all non-carbonated categories, except energy drinks. In waters, we have a market share of 33.4% with the Aquarius and Dasani brands. Additionally, the market for juices and others is serviced, among others by the trademark Frugos and AdeS in juices and Powerade in isotonic where we have a market share of 43.2%.

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

Juices are distributed in non-returnable PET bottles and Tetra Pak containers EDASA also produces and distributes mineral and mineralized water in returnable glass bottles and non-returnable PET bottles. Lastly, it produces and distributes flavored water in non-returnable PET bottles and isotonic drinks in non-returnable PET bottles.

Sales

In 2017, AEASA had net sales of Ch$20,698 million with sales to EDASA and other related companies amounting to Ch$13,357 million. AEASA also sold PET bottles to third parties accounting for approximately Ch$7,341 million.

Competition

We are suppliers of returnable and non-returnable PET bottles, plastic caps and cases for Coca-Cola bottlers in Argentina, Chile and Paraguay. According to the pre-existing agreements between The Coca-Cola

Company and the other Coca-Cola bottlers within South America, we must obtain the consent and assistance of The Coca-Cola Company to expand our sales of returnable PET bottles to said bottlers.

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

Chile

Principal suppliers of raw materials for the production of soft drinks:

Concentrate: Coca-Cola de Chile S.A.

Sweetener: Iansagro S.A., Sucden Chile S.A. and Sucden Americas

Water: Aguas Andinas S.A.

Carbon dioxide gas: Linde Gas Chile S.A., Praxair Chile S.A. and Praxair Argentina

Containers (bottles): Envases CMF S.A., Cristalerías de Chile S.A. and Cristalerías Toro S.A.C.I.

Aluminum cans and caps: Rexam Chile S.A.

Caps: Envases CMF S.A., Sinea S.A. and Alicaps Mexicana S.A. de C.V.

During 2017, 84% of the variable cost of sales for soft drinks produced and acquired by Andina Chile corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate represents 68%; sugar and artificial sweeteners 19%; non-returnable bottles 8%; bottle caps 3%, carbon dioxide 1% and other raw material 2%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties (such as our affiliate ECSA) is included within the cost of sales of soft drinks. These costs represent 16% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Other Beverages. The principal raw materials used by Vital Jugos S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 4%, fruit pulp and juices 15%, concentrate 31%, containers 19% and wrapping material 3%, caps 4% and other raw material 3% all of which during 2017 accounted for 78% of total costs for sales of juice, including packaging.

The principal raw materials used by Vital Aguas S.A. in the production of still and sparkling mineral water and as a percentage of total raw material costs are: packaging 36%, concentrate 21%, caps 6%, wrapping material

5%, carbonation 1%, and other raw materials 2%, all of which during 2017 accounted for 71% of total costs for sales of water, including packaging.

Brazil

Principal suppliers of raw materials for the production of soft drinks:

Concentrate: Recofarma Industrias do Amazonas Ltda

Sweetener: Usina Alta Mogiana S.A. Açúcar e Alcool, Central Energética Moreno Açúcar e Alcool Ltda

Water: Companhia Estadual de Água e Esgoto do Rio de Janeiro and Sanenamento Departamento de Agua e Esgoto de Riberao Preto

Preforms: CPR Industria Com Plásticos Ldta., Engepack Embalagens São Paulo S.A.

Containers (Refpet): RioPet Embalagens S.A. and Amcor Rigid Plastic do Brasil Ldta.

Aluminum cans and aluminum caps: Ball Embalagens Ltda., Crown Bem Met da Amazonia S.A.

Caps: Bericap do Brasil Ltda., Mirvi Brasil AS, America Tampas S.A.

Electricity/Gas: Light Esco Ltda., Light S.A., Companhi Paulista de Forca e Luz and CPFL Comercializacao Brasil S.A.

Reselling of products: Leão Alimentos e Bebidas Ltda., Cervejarias Kaiser S.A. and Total Distribuidora de Bebidas Ltda.

Thermo-contractible: S R Embalagens Plastica Ldta, Patena Ind C R Filmes Plasticos Ldta. and Valfim ne Industria e Comercio de Plasticos Ldta.

During 2017, 76.6% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 42.4%; sugar and artificial sweeteners 22.5%; non-returnable bottles 14.1%; cans 13.9%; bottle caps 3.0%; carbon dioxide 1.4% and other raw material 2.7%. Additionally, the cost of soft drinks finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 0.1% of the total costs of sales of soft drinks and correspond to some formats of cans, PET and non-returnable glass bottles.

Argentina

Principal suppliers of raw materials for the production of soft drinks:

Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.

Sweetener: Complejo Azucarero Concepcion, Glucovil Argentina S.A. and Ingredion Argentina S.A.

Water: EDASA owns water wells and pays a fee to the Dirección Provincial de Aguas Sanitarias

Carbon dioxide gas: Praxair Argentina S.R.L. and Air Liquide Argentina S.A.

Containers (bottles): Andina Empaques Argentina S.A., Cattorini Hermanos S.A.C.I.F.E.I. and Dak Americas Argentina S.A.

Boxes: Andina Empaques Argentina S.A., Cabelma S.A. and PbbPolisur S.A.

Plastic caps: Andina Empaques Argentina S.A. y Alusud Argentina S.R.L.

Metal caps: Metalgráfica Cearence S.A.

Electric energy: Compañía Administradora del Mercado Mayorista Eléctrico S.A. (CAMMESA), Termoandes S.A. and EPEC

Thermo-contractible: Rio Chico S.A., Ipesa Ind. Plast S.A. and Pastiandino S.A.

Labels: Luis y Miguel Zanniello S.A. and Envases John S.A.

During 2017, 66% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 60%, sugar and artificial sweeteners 16%, non-returnable bottles 14%, bottle caps 3%, carbon dioxide 1% and other raw materials 2%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 4% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina.

PET Packaging. The principal raw material required for production of PET bottles is PET resin. During 2017, this raw material was mainly purchased from DAK Américas de Argentina S.A. and EcopekS.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2017 was bought mainly from PBB Polisur S.A.

In 2017, AEASA’s costs for PET resin accounted for 47% of the total variable cost of its sales of PET bottles and preforms.

Paraguay

Principal suppliers of raw materials for the production of soft drinks:

Concentrate: Servicios y Productos Argentina and Recofarma Industrias do Amazonas Ltda.

Sugar: Industria Paraguaya de Alcoholes S.A.

Water: Coca-Cola Paresa has its own water wells for the supply of water.

Containers (bottles): Cattorini Hnos. (Glass)

Plastic caps: Andina Empaques Argentina and Sinea S.A.

Preforms: Industrias PET S.A.

Electric energy: ANDE-Administración Nacional de Electricidad

During 2017, 72% of the variable cost of sales for soft drinks produced by Paresa corresponded to main raw materials. The cost of each raw material within the total of main raw materials is as follows: concentrate represents 48%, sugar and artificial sweeteners 23%, non-returnable bottles 13%, bottle caps 4%, carbon dioxide 1% and other raw material 5%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1% of the total costs of sales of soft drinks and correspond to cans and some PET bottles, and the purchase of AdeS finished products represents 5% of the total costs of sales of soft drinks.

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

During 2017, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

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

On September 1, 2016 and November 2016, Andina Chile and Andina Brazil respectively, began to commercialize the energy drink, Monster Energy. This new brand is part of the collaboration agreement signed during 2015 by The Coca-Cola Company and Monster Energy, which included the distribution of its products in the territories of the Coca-Cola System, such as Chile and Brazil. We believe that this agreement with Monster Energy, a leading brand in the energy drink category, will reinforce our current presence in the category and will allow us to become one of the leaders in the category for energy drinks.

Channel Marketing

In order to provide more dynamic and specialized marketing of our products, our strategy is to divide our market into distribution channels. Our principal channels are small retailers, “on premise” consumption such as restaurants and bars, supermarkets and third-party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each type of location or distribution channel. In response to this analysis, we seek to tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

Our consolidated total advertising expenditures were Ch$43,667 million, Ch$39,982 million and Ch$29,210 million in 2015, 2016 and 2017 respectively.

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

The Bottler Agreements provide that we will purchase our entire requirement of concentrates and beverage basis for Coca-Cola soft drinks and other Coca-Cola beverages from The Coca-Cola Company and other authorized suppliers. Although under the Bottler Agreements, The Coca-Cola Company, in its sole discretion, may set the price of concentrates and beverage basis, among other terms, we set the price of products sold to retailers at our discretion, subject only to certain price restraints.

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

Chile

Our licenses for the territories in Chile expire in January 2019 and October 2023.

In 2005 Vital S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized Vital S.A. to produce, prepare and bottle in packaging previously approved by The Coca-Cola Company the previously mentioned trademarks

Andina and Embonor have the right to purchase products from Vital Jugos S.A. This agreement is currently in the process of being renewed. Additionally, Andina, Vital Jugos and Embonor have agreed with The Coca-Cola Company to produce, bottle and commercialize these products at their respective plants.

In 2005, Vital Aguas S.A. and The Coca-Cola Company entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages in connection with the Vital, Chanqueahue, Vital de Chanqueahue, and Dasani brands incorporating at the beginning of 2008 the Benedictino brand to the product portfolio manufactured by Vital Aguas S.A. under the agreement. This agreement is currently in the process of being renewed.

Brazil

Our licenses for the territories in Brazil are currently in the process of being renewed.

Argentina

Our licenses for the territories in Argentina expire in September 2022.

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

Brazil. Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health. Our permits from said Ministries are valid and in force for a term of ten years for each product we produce. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits in the past nor do we expect to experience any difficulties in the future. The Ministries do not regularly inspect facilities, but they do send inspectors to investigate any complaints it receives.

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

Law N° 19,300, addressing general environmental concerns, passed in March 1994, regulates general environmental issues and fundamental aspects applicable to our activities and that could require the hiring of independent experts to conduct studies or environmental impact statements of any future project or activity that may be affected by the provisions of Law N° 19,300. In January 2010, the aforementioned law underwent an organic amendment with the enactment of Law N° 20.417, which created a new environmental agency, the Environment Ministry, the Environmental Assessment Service and the Environment Superintendence. In January 2012, Law N° 20,600 was published which created the Environmental Tribunals (3), which came into operation on December 2012.

Law No. 20,920 passed in June 2016, sets the framework for waste management, the extended liability of the producer and the promotion of recycling, which aims to reduce waste generation and encourage reuse, recycling and other types of valorization, in order to protect people’s health and the environment.

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

In addition, Law N° 6,938 of 1981, known as the Brazilian Environmental Policy, introduced an environmental regime under which no environmental damage is exempt from coverage. This legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to the payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law 9,605 of 1998 or the Environmental Crimes Act.

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

Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente or FEEMA, the principal environmental authority in Rio de Janeiro, and the Instituto Estadual de Medio Ambiente e Recursos Hídricos (“IEMA”), the main authority on environmental issues in Espirito Santo, and the Companhia de Tecnologia de Saneamento Ambiental — CETESB, the main environmental authority in São Paulo. FEEMA, IEMA and CETESB periodically inspect industrial sites. We believe to the best of our knowledge that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material adverse effect on our results or operations. The operation in Brazil as that of Chile counts with all certifications mentioned in terms of Quality, Environment and Occupational Health and Safety and those associated with Food Safety and Best Practices in Food Processing.

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

In 2002, the National Congress approved federal Law N° 25,612, Gestión Integral de Residuos Industriales y de Actividades de Servicios (Comprehensive Management of Industrial Residues and Service Activities) and Law N° 25,675, Ley General del Ambiente (General Environmental Law) establishing minimum guidelines for the protection of the sustainable environmental management and the protection of biodiversity, applicable throughout Argentina. The law establishes the purposes, principles and instruments of the national environmental policy, the concept of “minimum guidelines,” the judicial purview and the rules governing environmental education and information, citizens’ participation and self-management, among other provisions.

Provincial governments within the Argentine territory have enacted laws establishing a framework for the preservation of the environment. Provincial laws that are applicable to industrial facilities at EDASA, among others are Law N° 7,343 of the Province of Córdoba and its supplemental N° 10,208 since 2014, Law N° 11,459 of the Province of Buenos Aires and Environmental Code N° 5439 of the Chubut province. These laws contain principles on environmental policy and management, as well as rules on environmental impact assessment. They also give certain agencies jurisdiction over environmental issues.

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

Water Resources Act of Paraguay: Law 3239/07 on water resources establishes the sustainable management of all waters (superficial, ground, atmospheric) and the territories that generate such waters, regardless of their location, physical condition or natural occurrence within the Paraguayan territory, in order to make it socially, economically and environmentally sustainable for the people living in the territory of Paraguay. The supervising agency is the SEAM. Superficial and ground waters are property of the State’s public domain. The law establishes the following order of priority for the use of water: i) fulfillment of the needs of aquatic ecosystems; ii) social use within the home environment; iii) use and enjoyment for agricultural activities, including aquaculture; iv) use and utilization for power generation; v) use and enjoyment for other industrial activities and vi) use and enjoyment for other activities. The use of water for productive purposes is subject to the authorization granted by the State through a permit (for the use of small amounts of water) or through concessions (prior public bidding process), in both cases after the payment of applicable fees. Authorizations may be revoked based on the occurrence of situations contemplated under the law. Concessions may be expropriated for public benefit or be terminated in certain situations established by the law. In addition, a National Registry of Water Resources has been created to keep record of all individuals or legal entities that utilize water resources or engage in activities related to them.

C.                               ORGANIZATIONAL STRUCTURE

The following chart presents in summary form our direct and indirect ownership interests in our subsidiaries and associates:

The following table presents information relating to the main activities of our subsidiaries and associates, as well as our direct and indirect ownership interests in them as of the date of the preparation of this document:

Subsidiary	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A.(1)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
Vital Jugos S.A. (4)(5)	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A. (4)(5)	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A.(6)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases Central S.A.(4)	Manufacture and packaging of all kinds of beverages, and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	99.99
Inversiones Los Andes Ltda.(6)	Invest in all types of real property and chattels	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Rio de Janeiro Refrescos Ltda.(9)	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A.(2)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.99
Andina Empaques S.A. (2)	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Paraguay Refrescos S.A. (6)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products (mainly packaging).	Paraguay	97.83
Abisa Corp.	Invest in financial instruments, for its own account or on behalf of third parties.	British Virgin Islands	99.99
Aconcagua Investing Ltda. (6)	Invest in financial instruments, for its own account or on behalf of third parties.	British Virgin Islands	99.99
Red de Transportes Comerciales Ltda. (8)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99

Associates	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca Cola del Valle New Ventures S.A.(10)	Manufacture, distribute and commercialize all kinds of juices, waters and beverages in general.	Chile	35.00
Leao Alimentos e Bebidas Ltda. (7)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.26
Trop Frutas do Brasil Ltda.(11)	Manufacture, commercialize and export natural fruit pulp and coconut water.	Brazil	7.52
Sorocaba Refrescos S.A.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participacoes Ltda.(3)	Purchase and sale of real estate investments and property management.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32

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

(2)         At the Extraordinary General Shareholders’ Meeting held November 1st, 2011, Embotelladora del Atlántico S.A. decided to divide part of its equity to form a new company, Andina Empaques Argentina S.A., for the purpose of developing the design, manufacture and sale of all kinds of plastic products or products derived from the industry for plastics, primarily in the packaging division. Accounting and tax effects began on January 1st, 2012.

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

D.            PROPERTY, PLANTS AND EQUIPMENT

We maintain production plants in each of the principal population centers that comprise the franchise territories. In addition, we maintain distribution centers and administrative offices in each of the franchise territories. The following table sets forth in square meters, our principal properties, and facilities in each of the franchise territories:

	MAIN USE	Square meters	Property
ARGENTINA
Embotelladora del Atlántico S.A.
Azul	Distribution Centers / Warehouses	600	Third Parties
Bahía Blanca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Warehouses	6,000	Leased
Bahía Blanca	Commercial Offices	576	Leased
Bahía Blanca*	Real Estate	73,150	Own
Bariloche	Offices / Distribution Centers / Warehouses	1,870	Leased
Bialet Masse*	Real Estate	880	Own
Bolivar	Warehouses	700	Third Parties
Bragado	Commercial Offices	42	Leased
Carlos Casares	Warehouses	345	Third Parties
Carlos Paz	Commercial Offices	30	Leased
Carmen de Patagones	Offices / Distribution Centers / Warehouses	1,600	Leased
Chacabuco*	Offices / Distribution Centers / Warehouses	25,798	Own
Chivilcoy	Distribution Centers / Warehouses	1,350	Third Parties
Comodoro Rivadavia	Offices / Distribution Centers / Warehouses	7,500	Leased
Concepcion del Uruguay	Commercial Offices	118	Leased
Concordia	Offices / Distribution Centers / Warehouses	1,289	Leased
Córdoba*	Offices / Distribution Centers / Warehouses	959,585	Own
Córdoba (H.Primo)	Offices / Distribution Centers / Warehouses	1,173	Leased
Córdoba (San Isidro)*	Offices / Distribution Centers / Warehouses	8,880	Own
Córdoba (Agnolon)	Warehouses	6200	Leased
Coronel Suarez	Offices / Distribution Centers / Warehouses	1,000	Leased
General Pico*	Offices / Distribution Centers / Warehouses	15,525	Own
Gualeguaychu	Offices / Distribution Centers / Warehouses	1,471	Leased
Junin (Mendoza)	Commercial Offices	100	Leased
Mendoza*	Offices / Distribution Centers / Warehouses	36,452	Own
Monte Hermoso*	Terreno	300	Own
Neuquén*	Offices / Distribution Centers / Warehouses	10,157	Own
Olavarria	Offices / Distribution Centers / Warehouses	1,974	Leased
Paraná	Commercial Offices	318	Leased
Pehuajo	Offices / Distribution Centers / Warehouses	1,060	Leased
Pergamino*	Oficinas / Cross Docking	15,700	Own
Puerto Madryn	Commercial Offices	115	Leased
Rafaela	Warehouses	1,000	Third Parties
Rio Gallegos	Distribution Centers / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Centers / Warehouses	4,518	Leased
Río IV*	Vivienda	1,914	Own
Río IV*	Pasillo Privado	5,170	Own
Río IV*	Cross Docking	7,482	Own
Río IV	Commercial Offices	93	Leased
Rivadavia (Mendoza)*	Warehouses	782	Own

	MAIN USE	Square meters	Property
Rosario*	Offices / Distribution Centers / Warehouses	27,814	Own
San Francisco	Commercial Offices	63	Leased
San Francisco	Cross Docking	800	Leased
San Juan*	Offices / Distribution Centers / Warehouses	48,036	Own
San Luis*	Offices / Distribution Centers / Warehouses	5,205	Own
San Nicolas	Commercial Offices	30	Leased
San Rafael	Commercial Offices	58	Leased
Santa Fe	Commercial Offices	238	Leased
Santo Tomé	Offices / Distribution Centers / Warehouses	88,309	Own
Trelew*	Offices / Distribution Centers / Warehouses	51,000	Own
Trelew	Warehouses	1,500	Leased
Tres Arroyos	Offices / Distribution Centers / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Centers / Warehouses	1,360	Leased
Ushuaia	Commercial Offices	94	Leased
Venado Tuerto	Offices / Distribution Centers / Warehouses	2,449	Leased
Villa Maria	Commercial Offices	125	Leased
Villa Mercedes	Commercial Offices	70	Leased
Andina Empaques Argentina S.A.
Buenos Aires*	Production of PET bottles, Preforms and Caps	27,043	Own
Buenos Aires	Warehouses	1,041	Leased

BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias*	Land to build a Plant	2,243,953	Own
Nova Iguaçu*	Distribution Centers / Warehouses	82,618	Own
Bangu*	Distribution Centers	44,389	Own
Campos*	Distribution Centers	36,083	Own
Cabo Frio*	Distribution Centers	1,985	Own
Sao Pedro da Aldeia 1*	Distribution Centers	10,139	Concession
Itaperuna*	Cross Docking	2,500	Leased
Caju 1*	Distribution Centers	4,866	Own
Caju 2*	Distribution Centers	8,058	Own
Caju 3*	Parkinglot	7,400	Own
Vitória (Cariacica)*	Distribution Centers	93,320	Own
Cachoeiro do Itapemirim *	Cross Docking	8,000	Leased
Linhares*	Cross Docking	1,500	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto	Real Estate	279,557	Own
Franca	Distribution Centers	32,500	Own
Mococa*	Distribution Centers	33,669	Leased
Araraquara*	Distribution Centers	11,658	Leased
São Paulo	Real Estate	69	Own
Sao Joao da Boa Vista, Araraquara,São Paulo	Cross Docking	20,773	Own
Sao Pedro da Aldeia 2*	Parkinglot	6,400	License
Itaipu	Commercial Offices	750	Leased
Nova Friburgo	Commercial Offices	350	Leased

CHILE
Embotelladora Andina S.A.
Renca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	380,833	Own
Carlos Valdovinos*	Distribution Centers / Warehouses	106,820	Own
Puente Alto *	Distribution Centers / Warehouses	68,682	Own
Maipú*	Distribution Centers / Warehouses	45,833	Own
Rancagua*	Distribution Centers / Warehouses	25,920	Own
San Antonio*	Distribution Centers / Warehouses	19,809	Own

	MAIN USE	Square meters	Property
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Calama*	Distribution Centers / Warehouses	10,700	Own
Taltal*	Distribution Centers / Warehouses	975	Own
Tocopilla*	Distribution Centers / Warehouses	562	Own
Coquimbo*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	31,383	Own
Copiapó*	Distribution Centers / Warehouses	26,800	Own
Ovalle*	Distribution Centers / Warehouses	6,223	Own
Vallenar*	Distribution Centers / Warehouses	5,000	Own
Illapel	Distribution Centers / Warehouses	s/d	Leased
Punta Arenas*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique*	Distribution Centers / Warehouses	5,093	Own
Puerto Natales	Distribution Centers / Warehouses	850	Leased
Vital Jugos S.A.
Renca*	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo*	Offices / Production of Waters	544,600	Own
Envases Central S.A.
Renca*	Offices / Production of Soft Drinks	50,100	Own

PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo*	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo*	Offices / Warehouses	32,911	Own
Encarnación*	Offices / Warehouses	12,744	Own
Ciudad del Este*	Offices / Warehouses	14,620	Own

* Encumbrance free properties

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2016			2017
	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Chile	281	52	77	285	53	78
Brazil	369	62	70	358	61	63
Argentina	337	58	70	316	59	67
Paraguay	80	82	86	80	82	85
Other beverages (millions of UCs)
Chile	61	66	85	86	56	60
Brazil	18	55	69	24	61	75
Argentina	50	48	61	61	41	42
Paraguay	23	75	88	23	77	87
PET packaging (millions of bottles)	67	71	100	67	61	91
Preforms (millions of preforms)	1,000	84	100	970	79	94
Plastic caps (millions of caps)	700	88	100	1,000	55	84
Cases	0.6	77	100	0.6	85	100

(1) Total installed annual production capacity assumes production of the mix of products and containers produced in 2017.

In 2017, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. We also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations. At present, we estimate we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2017, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 1,232 million unit cases. Our primary facilities include:

•                           through Coca-Cola Andina, in the Chilean territory, four soft drink production facilities with ten production lines in Renca, plus one post-mix line, six production lines in Antofagasta, four production lines in Coquimbo, and three production lines in Punta Arenas with total installed annual capacity of 313 million unit cases (23.1% of our total installed annual capacity);

•                           through Vital Jugos in the Chilean territory, one fruit juice production facility, with 15 production lines, with total installed annual capacity of 45 million unit cases (3.7% of our total installed annual capacity);

•                           through Vital Aguas in the Chilean territory, one mineral water production facility, with four production lines, with total installed annual capacity of 41 million unit cases (3.3% of our total installed annual capacity);

•                           through Rio de Janeiro Refrescos in the Brazilian territory, two soft drink production facilities with 16 production lines with total installed annual capacity of 358 million unit cases (29.1% of our total installed annual capacity); and seven production lines for juices and tea which satisfy the franchise’s needs and re-sales to other Bottlers in Brazil, with total installed annual capacity of 24 million unit cases (1.9% of our total installed annual capacity);

•                      through Embotelladora del Atlántico in the Argentine territory, three soft drink production facilities with 15 production lines with a total installed annual capacity of 316 million unit cases (25.6% of our total installed annual capacity); and two facilities for the production of juices with five production lines that covers the needs of our franchise with a total installed annual capacity of 35 million unit cases (2.8% of our total installed annual capacity), and one production line for waters and sensitive products with a total installed annual capacity of 26 million unit cases (2.1% of our total installed annual capacity);

•                      through Andina Empaques Argentina S.A. in the Argentine territory one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, three bottle blowers, 1 injector for plastic caps and one production line for cases, with a total installed annual capacity of 2,038 million units considering PET bottles, preforms, plastic caps and cases.

•                      through Paresa in the Paraguayan territory, one production facility located in San Lorenzo, with eight production lines with a total installed annual capacity of 95 million unit cases (6.4% of our total installed annual capacity); and three tetra pack lines with a total installed annual capacity of 8 million unit cases (1.8% of our total installed annual capacity).

In 2015 we began construction of the Duque de Caixas plant in Brazil. We expect this plant to be fully operating during the first half of 2018. The plant will have three production lines: returnable bottles, non-returnable bottles and mineral water. The additional installed capacity for returnable bottles will allow us to expand production to meet demand, as our Jacarepaguá facility is currently at 100% capacity. The non-returnable bottles production line will allow us to increase the logistical efficiency of our current distribution model in Brazil. The water production line will allow us to reduce costs by meeting demand for the Rio de Janeiro area from this new facility rather than bringing mineral water from our facility in Ribeirão Preto. We expect that the completion of the Duque de Caixas plant will increase our production capacity in Brazil by 30%.

ITEM 4A.                                     UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                                      OPERATING RESULTS 2017

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2017, 2016 and 2015.

Our consolidated financial results for the years ended December 31, 2017, 2016 and 2015 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay. Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency) and are presented in accordance with IFRS. IFRS require assets and liabilities to be converted from the functional currency of each entity into the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized.

Factors affecting comparability

There are no events during the periods presented that significantly affect the comparability of the figures presented.

Summary of Results of Operations for the Years ended December 31, 2016 and 2017

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	165.5	161.3	157.7
Mineral water	35.4	36.5	39.0
Juices	32.8	34.4	34.3
Total	233.7	232.2	231.0

Brazil
Soft drinks	235.6	216.2	201.7
Mineral water	6.4	6.6	6.0
Juices	30.8	26.4	22.2
Beer	17.8	16.9	19.0
Total	290.6	266.1	248.9

Argentina
Soft drinks	200.3	183.2	174.4
Mineral water	24.4	25.9	26.1
Juices	9.6	9.7	10.9
Total	234.2	218.7	211.4

Paraguay
Soft drinks	52.4	52.6	54.1
Mineral water	5.6	5.9	6.6
Juices	3.4	3.5	4.3
Total	61.4	62.0	65.0

(1)         Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters

Note: Totals may not sum due to rounding.

	Year ended December 31,
	2015		2016		2017
	Ch$ millions	% of Total	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	514,733	27.4	540,427	30.4	551,873	29.8
Brazil	607,048	32.3	590,146	33.2	603,898	32.7
Argentina	627,258	33.4	517,059	29.1	553,788	30.0
Paraguay	130,039	7.0	132,006	7.4	141,277	7.6
Inter-country eliminations (1)	(1,684)	(0.1)	(2,178)	(0.1)	(1,957)	(0.1)
Total net sales	1,877,394	100.0	1,777,459	100.0	1,848,879	100.0

(1)         Eliminations represent intercompany sales.

The following tables set forth our results of operations for the years ended December 31, 2016 and 2017.

	Year ended December 31,
	2016		2017
	Ch$ millions	% of net sales	Ch$ millions	% of net sales
Net sales	1,777,459	100.0	1,848,879	100.0
Cost of sales	(1,033,910)	(58.2)	(1,069,025)	(57.8)
Gross profit	743,549	41.8	779,854	42.2
Distribution, administrative and sales expenses	(529,879)	(29.8)	(541,127)	(29.3)
Other (expense) income, net (1)	(72,814)	(4.1)	(67,928)	(3.7)
Income taxes	(48,807)	(2.7)	(51,798)	(2.8)
Net income	92,049	5.2	119,001	6.4

(1)         Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
M Ch$	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017

Net Sales	540,427	551,873	590,146	603,898	517,059	553,788	132,006	141,277	(2,178)	(1,957)	1,777,459	1,848,879
Cost of sales	(319,214)	(328,579)	(359,156)	(362,686)	(279,308)	(294,371)	(78,410)	(85,347)	2,178	1,957	(1,033,910)	(1,069,025)
Gross profit	221,214	223,294	230,989	241,211	237,751	259,417	53,596	55,930	—	—	743,549	779,854
Distribution, administrative and selling expenses	(152,334)	(150,404)	(159,699)	(157,401)	(182,894)	(197,595)	(29,849)	(30,508)			(524,776)	(535,908)
Corporate expenses	—	—	—	—	—	—	—	—	—	—	(5,104)	(5,220)

Net Sales

Our sales volume was 756.3 million unit cases during the year ended December 31, 2017, a 2.9% decrease compared to 779.0 million unit cases during in 2016. Volume for soft drinks decreased 4.1%, volume for juices decreased 3.2%, while waters increased 3.8% and beer increased 12.7%, in each case during the year ended December 31, 2017, compared to 2016.

Our net sales were Ch$1,848,879 million during the year ended December 31, 2017, a 4.0% increase compared to Ch$1,777,459 million during 2016, principally as a result of (i) greater revenues per unit case, in the local currencies, in Argentina, Brazil, Chile and Paraguay, (ii) currency conversions into Chilean pesos, resulting from the appreciation of the Brazilian real, and (iii) volume increase in Paraguay.  This was partially offset by the decrease in volumes in Argentina, Brazil and Chile.

Soft drinks represented 72.3% of net sales during the year ended December 31, 2017, compared to 73.8% during 2016.

Chile

Our sales volume in Chile was 231.0 million unit cases during the year ended December 31, 2017, a 0.5% decrease compared to 232.2 million unit cases during 2016. Soft drink volumes in Chile decreased 2.2%, juices decreased 0.1%, while volume for waters increased by 6.8%, in each case during the year ended December 31, 2017, compared to 2016.

Our average market share for soft drinks in Chile during the year ended December 31, 2017, according to A.C. Nielsen Company, was 67.5% (in terms of volume), compared to 68.2% for 2016, and 69.8% (in terms of average sales), compared to 70.6% for 2016.

Our net sales in Chile were Ch$551,873 million during the year ended December 31, 2017, a 2.1% increase compared to Ch$540,427 million during 2016, which is explained by higher revenues per unit case and partially offset by the aforementioned decrease in volume sold.

Our net sales of soft drinks in Chile were Ch$391,629 million during the year ended December 31, 2017, flat when compared to Ch$391,479 million in 2016, primarily as a result of higher revenues per unit case and offset by the aforementioned decrease in volume sold. Our net sales of juices and waters in Chile were Ch$160,224 million during the year ended December 31, 2017, a 7.6% increase compared to Ch$148,948 million during 2016, primarily as a result of higher revenues per unit case and higher volume.

Brazil

Our sales volume in Brazil was 248.9 million unit cases during the year ended December 31, 2017, a 6.5% decrease compared to 266.1 million unit cases during 2016. Volume for soft drinks in Brazil decreased 6.7%, volume for waters decreased 8.8%, volume for juices decreased 16.2% while volume for beer increased 12.7%, in each case during the year ended December 31, 2017, compared to 2016.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2017, according to A.C. Nielsen Company, was 63.2% (in terms of volume), compared to 63.4% for 2016, and 69.0% (in terms of average sales), compared to 69.5% for 2016.

Our net sales in Brazil were Ch$603,898 million during the year ended December 31, 2017, a 2.3% increase compared to Ch$590,146 million during 2016.

Our net sales of soft drinks in Brazil were Ch$387,545 million during the year ended December 31, 2017, a 0.4% decrease compared to Ch$389,048 million during 2016. In local currency, net sales of soft drinks decreased 4.7%, mainly as a result of the decrease in volume which was partially offset by higher revenues per unit case. Our net sales of juices, waters and beer in Brazil were Ch$216,353 million during the year ended December 31, 2017, a 7.6% increase compared to Ch$201,097 million during 2016, primarily as a result of (i) higher revenues per unit case in local currency and (ii) the effect upon conversion of figures, given the appreciation of the Brazilian real against the Chilean peso; these effects were partially offset by a decrease in volume. In local currency, net sales of juices, waters and beer increased 3.2%, mainly as a result of higher revenues per unit case which was partially offset by a decrease in volume.

Argentina

Our sales volume in Argentina was 211.4 million unit cases during the year ended December 31, 2017, a 3.4% decrease compared to 218.7 million unit cases during 2016. Volume for soft drinks in Argentina decreased 4.8% and volume for juices and waters increased by 12.1% and 1.0%, respectively, in each case during the year ended December 31, 2017, compared to 2016.

Our average market share for soft drinks in Argentina during the year ended December 31, 2017, according to A.C. Nielsen Company, was 62.3% (in terms of volume), compared to 61.6% for 2016, and 69.0% (in terms of average sales), compared to 67.8% for 2016.

Our net sales in Argentina were Ch$553,788 million during the year ended December 31, 2017, a 7.1% increase compared to Ch$517,059 million during 2016, resulting from higher revenues per unit case in local currency, which was partially offset by the previously mentioned decrease in volume.

Our net sales of soft drinks in Argentina were Ch$444,872 million during the year ended December 31, 2017, a 4.8% increase compared to Ch$424,428 million during 2016 primarily as a result of higher revenues per unit case in local currency, which was partially offset by the devaluation of the Argentinean peso against the Chilean peso and lower volumes. Our net sales of juices and waters in Argentina were Ch$99,713 million during the year ended December 31, 2017, a 19.4% increase compared to Ch$83,519 million during 2016, primarily as a result of higher revenues per unit case in local currency and higher volumes, which was partially offset by the devaluation of the Argentinean peso against the Chilean peso.

Paraguay

Our sales volume in Paraguay was 65.0 million unit cases during the year ended December 31, 2017, a 4.8% increase compared to 62.0 million unit cases during 2016. Volume for soft drinks, juices and waters in Paraguay increased 2.9%, 22.0% and 11.3%, respectively, in each case during the year ended December 31, 2017, compared to 2016.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2017, according to A.C. Nielsen Company, was 68.9% in terms of volume compared to 67.7% for 2016, and 75.8% in terms of average sales compared to 74.7% for 2016 according to the same source.

Our net sales in Paraguay were Ch$141,277 million during the year ended December 31, 2017, a 7.0% increase compared to Ch$132,006 million during 2016, mainly resulting from higher revenues per unit case in local currency and increased volume which was partially offset by the conversion of figures from Paraguayan guaranís to Chilean pesos.

Our net sales of soft drinks in Paraguay were Ch$113,315 million during the year ended December 31, 2017, a 5.9% increase compared to Ch$106,954 million during 2016, primarily as a result of higher volumes and revenues per unit case in local currency; which were partially offset by the devaluation of the Paraguayan guaraní against the Chilean peso. In local currency, our net sales increased 9.6%, primarily as a result of higher revenues per unit case and higher volume. Our net sales of juices and waters in Paraguay were Ch$27,962 million during the year ended December 31, 2017, a 11.6% increase compared to Ch$25,052 million during 2016, primarily as a result of higher volume, which was partially offset by the conversion of the Paraguayan guaraní to Chilean pesos.

Cost of Sales

Our cost of sales was Ch$1,069,025 million during the year ended December 31, 2017, a 3.4% increase, compared to Ch$1,033,910 million during 2016. The cost of sales per unit case increased 6.5% in the same period. This increase is primarily a result of (i) the higher cost of sugar, (ii) increased revenues, with a direct effect on the cost of concentrate and (iii) higher labor costs in Argentina. The foregoing was partially offset by (i) lower costs resulting from the decrease in sales volume, and (ii) the appreciation of local currencies with respect to the U.S. Dollar, which has a positive effect on our dollar denominated costs. Our cost of sales represented 57.8% of net sales for the year ended December 31, 2017, compared to 58.2% for 2016.

Chile

Our cost of sales in Chile was Ch$328,579 million during the year ended December 31, 2017, a 2.9% increase compared to Ch$319,214 million during 2016. The cost of sales per unit case increased 3.4% in the same period. This increase was mainly due to (i) a higher sugar price, and (ii) the shift in the mix towards products bought from Vital Aguas S.A., Vital Jugos S.A, and Envases Central S.A, which have a higher unit cost. This was partially offset by the appreciation of the Chilean peso that has a positive effect on our dollar denominated costs. Our cost of sales in Chile represented 59.5% of net sales in Chile for the year ended December 31, 2017, compared to 59.1% for 2016.

Brazil

Our cost of sales in Brazil was Ch$362,686 million during the year ended December 31, 2017, a 1.0% increase compared to Ch$359,156 million during 2016. The cost of sales per unit case increased 8.0% in the same period. In local currency total cost of sales decreased 3.3%, mainly due to (i) the decrease in revenues, which has a direct impact on the cost of concentrate, (ii) lower volume sold, and (iii) the appreciation of the Brazilian real against the U.S. Dollar, which has a positive effect on our dollar denominated costs. These effects were partially offset by (i) the shift in the mix towards products carrying a higher unit cost and (ii) a higher sugar price. Our cost of sales in Brazil represented 60.1% of net sales in Brazil for the year ended December 31, 2017, compared to 60.9% for 2016.

Argentina

Our cost of sales in Argentina was Ch$294,371 million during the year ended December 31, 2017, a 5.4% increase compared to Ch$279,308 million during 2016. The cost of sales per unit case increased 9.1% in the same period. In local currency cost of sales increased 22.9% mainly due to (i) increased revenues, having a direct effect on the cost of concentrate, (ii) increased labor costs, mainly as a result of high local inflation, (iii) higher sugar price, and (iv) the effect of the devaluation of the Argentine peso on our dollar denominated costs. Our cost of sales in Argentina represented 53.2% of net sales in Argentina for the year ended December 31, 2017, compared to 54.0% for 2016.

Paraguay

Our cost of sales in Paraguay was Ch$85,347 million during the year ended December 31, 2017, a 8.8% increase compared to Ch$78,410 million during 2016. Cost of sales per unit case increased 3.9% during the same period. In local currency, cost of sales increased 12.7% primarily due to (i) a higher sugar price, (ii) higher volume sold, and (iii) higher costs in repair and maintenance. Our cost of sales in Paraguay represented 60.4% of net sales in Paraguay for the year ended December 31, 2017, compared to 59.4% for 2016.

Gross Profit

Due to the factors described above, our gross profit was Ch$779,854 million during the year ended December 31, 2017, a 4.9% increase compared to Ch$743,549 million during 2016. Our gross profit represented 42.2% of our net sales during the year ended December 31, 2017, compared to 41.8% of our net sales in 2016.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$541,127 million during the year ended December 31, 2017, a 2.1% increase compared to Ch$529,879 million during 2016. This increase is mainly explained by (i) the effect of inflation in Argentina on expenses such as labor, freight and services provided by third parties, and (ii) higher labor costs in Chile, Brazil and Paraguay. This was partially offset by (i) the effect of converting figures from our subsidiary in Argentina, (ii) lower marketing expenses in Brazil, and (iii) lower freight costs in Brazil. Our distribution, administrative and sales expenses represented 29.3% of our net sales during the year ended December 31, 2017, compared to 29.8% for 2016.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$150,404 million during the year ended December 31, 2017, a 1.3% decrease equivalent to Ch$1,930 million compared to Ch$152,334 million during 2016. This decrease in distribution, administrative and sales expenses in Chile was mainly due to the effect of other operating income classified under this item, which were lower in 2016. Isolating this effect, our distribution, administrative and sales expenses would have increased 0.9% in local currency, which is mainly explained by (i) higher distribution freight expenses, which was 5.4% higher compared to the previous year, and (ii) higher labor costs, which were 2.2% higher compared to the previous year. These effects were partially offset by lower marketing expenses, which were 7.0% lower compared to the previous year. Our distribution, administrative and sales expenses in Chile represented 27.3% of our net sales in Chile during the year ended December 31, 2017, compared to 28.2% for 2016.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$157,401 million during the year ended December 31, 2017, a 1.4% decrease compared to Ch$159,699 million during 2016. In local currency, our distribution, administrative and sales expenses decreased 5.4% mainly due to (i) lower marketing expenses and (ii) lower freight costs resulting from the lower volume sold. This was partially offset by higher labor costs, which were 1.5% higher. Our distribution, administrative and sales expenses in Brazil represented 26.1% of our net sales in Brazil during the year ended December 31, 2017, compared to 27.1% for 2016.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$197,595 million during the year ended December 31, 2017, an 8.0% increase compared to Ch$182,894 million during 2016. In local currency, the distribution, administrative and sales expenses increased 26.5%, mainly due to the effect of local inflation over expenses such as freight, labor and services provided by third parties. Our distribution, administrative and sales expenses in Argentina represented 35.7% of our net sales in Argentina during the year ended December 31, 2017, compared to 35.4% for 2016.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$30,508 million during the year ended December 31, 2017, a 2.2% increase, compared to Ch$29,849 million during 2016. The distribution, administrative and sales expenses in local currency in Paraguay increased 5.8%, which is primarily explained by (i) greater labor expenses, which were 12.4% higher compared to the previous year and (ii) higher distribution freight costs, which were 14.5% higher compared to the previous year, mainly due to an increase in direct sales.   This was partially offset by lower depreciation charges, which were 20.7% lower compared to the previous year. Our distribution, administrative and sales expenses in Paraguay represented 21.6% of our net sales in Paraguay during the year ended December 31, 2017, compared to 22.6% for 2016.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017
	(in millions of Ch$)

Other income (expense)	(24,392)	(18,689)
Financial income	9,662	11,194
Financial costs	(51,375)	(55,220)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	(263)	(80)
Exchange rate differences	(68)	(1,371)
Loss from differences in indexed financial assets and liabilities	(6,378)	(3,762)
Other income (expense), net	(72,814)	(67,928)

We had other expenses, net, of Ch$67,928 million during the year ended December 31, 2017, a Ch$4,886 million, or 6.7% decrease compared to Ch$72,814 million during 2016. The decrease is mainly explained by the decrease in financial expenses resulting from a lower indebtedness level in Argentina and Brazil, lower losses by readjustment units due to the lower inflation recorded in Chile in 2017 versus 2016, which favorably impacts the debt indexed to the Chilean inflation (Unidad de Fomento). In addition, during 2017, revenues from reversals of contingency provisions, for the IPI Manaus lawsuits won in Brazil, were recognized under other expenses.

Income Taxes

We had income taxes of Ch$51,798 million during the year ended December 31, 2017, a Ch$2,991 million, or 6.1% increase compared to Ch$48,807 million during 2016. This increase is mainly explained by greater operating income (11.8%), partially offset by the effects of higher financial expenses and deferred tax estimates due to the exchange rate variation.

Net Income

Due to the factors described above, we had net income of Ch$119,001 million during the year ended December 31, 2017, a Ch$26,952 million, or 29.3% increase compared to Ch$92,049 million during 2016. Our net income represented 6.4% of our net sales during the year ended December 31, 2017, compared to 5.2% for 2016.

Summary of Results of Operations for the Year ended December 31, 2015 and the Year ended December 31, 2016

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	168.5	165.5	161.3
Mineral water	32.8	35.4	36.5
Juices	30.3	32.8	34.4
Beer	0.1	0.0	0.0
Total	231.8	233.7	232.2

Brazil
Soft drinks	250.2	235.6	216.2
Mineral water	5.4	6.4	6.6
Juices	34.1	30.8	26.4
Beer	17.2	17.8	16.9
Total	306.9	290.6	266.1

Argentina
Soft drinks	199.1	200.3	183.2
Mineral water	21.7	24.4	25.9
Juices	8.5	9.6	9.7
Total	229.4	234.2	218.7

Paraguay
Soft drinks	53.8	52.4	52.6
Mineral water	5.5	5.6	5.9
Juices	3.3	3.4	3.5
Total	62.5	61.4	62.0

(1)         Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters

	Year ended December 31,
	2014		2015		2016
	Ch$ millions	% of Total	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	492,072	27.4	514,733	27.4	540,427	30.4
Brazil	715,728	39.8	607,048	32.3	590,146	33.2
Argentina	461,003	25.7	627,258	33.4	517,059	29.1
Paraguay	129,496	7.2	130,039	7.0	132,006	7.4
Inter-country eliminations (2)	(1,099)	(0.1)	(1,684)	(0.1)	(2,178)	(0.1)%
Total net sales	1,797,200	100.0%	1,877,394	100.0%	1,777,459	100.00

(2)         Eliminations represent intercompany sales.

The following tables set forth our results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2016.

	Year ended December 31,
	2015		2016
	Ch$ millions	% of net sales	Ch$ millions	% of net sales
Net sales	1,877,394	100.0	1,777,459	100.0
Cost of sales	(1,106,706)	(58.9)	(1,033,910)	(58.2)
Gross profit	770,688	41.1	743,549	41.8
Distribution, administrative and sales expenses	(555,092)	(29.6)	(529,879)	(29.8)
Other (expense) income, net (1)	(85,856)	(4.6)	(72,814)	(4.1)
Income taxes	(41,643)	(2.2)	(48,807)	(2.7)
Net income	88,098	4.7	92,049	5.2

(1)         Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
M Ch$	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016

Net Sales	514,733	540,427	607,048	590,146	627,258	517,059	130,039	132,006	(1,684)	(1,684)	1,877,394	1,777,459
Cost of sales	(309,387)	(319,214)	(369,212)	(359,156)	(351,140)	(279,308)	(78,651)	(78,410)	1,684	1,684	(1,106,706)	(1,033,910)
Gross profit	205,345	221,214	237,836	230,989	276,118	237,751	51,389	53,596	—	—	770,688	743,549
Distribution, administrative and selling expenses	(142,287)	(152,334)	(161,899)	(159,699)	(217,644)	(182,894)	(29,221)	(29,849)			(551,051)	(524,776)
Corporate expenses	—	—	—	—	—	—	—	—	—	—	(4,040)	(5,104)

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

Our net sales of soft drinks in Paraguay were Ch$106,954 million during the year ended December 31, 2016, a Ch$1,244 million, or 1.2% increase compared to Ch$105,710 million during 2015, primarily as a result of higher revenues per unit case which was partially offset by the devaluation of the Paraguayan guaraní against the Chilean peso. In local currency, our net sales increased 6.8% primarily as a result of higher revenues per unit case. Our net sales of juices and waters in Paraguay were Ch$25,052 million during the year ended December 31, 2016, a Ch$722 million increase equivalent to 3.0%, compared to Ch$24,330 million during 2015, primarily as a result of higher revenues per unit case and higher volume, which was partially offset by conversion of the Paraguayan guaraní to Chilean pesos.

Cost of Sales

Our cost of sales was Ch$1,033,910 million during the year ended December 31, 2016, a Ch$72,796 million, or 6.6% decrease, compared to Ch$1,106,706 million during 2015. The cost of sales per unit case decreased 1.7% in the same period. This decrease is primarily a result of (i) the effect upon conversion of figures from our subsidiaries in Argentina, Brazil and Paraguay, (ii) lower volume sold, and (iii) the lower cost of dollar denominated raw materials. The previous was partially offset by (i) higher revenues, with a direct effect on concentrate costs, (ii) the devaluation of the local currencies with respect to the U.S. Dollar, which has a negative impact on our dollar denominated costs, and (iii) increased labor costs. Our cost of sales represented 58.2% of net sales for the year ended December 31, 2016, compared to 58.9% for 2015.

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

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$529,880 million during the year ended December 31, 2016, a 4.5% decrease equivalent to Ch$25,212 million compared to Ch$555,092 million during 2015. This decrease was mainly due to the effect upon conversion of figures from our subsidiaries in Argentina, Brazil and Paraguay. The previous was partially offset by (i) local inflation, specifically in Argentina, which affects the majority of these expenses, especially labor, (ii) greater freight expenses in Chile, (iii) greater depreciation charges in Brazil, and (iv) greater marketing expenses in Chile and Paraguay. Our distribution, administrative and sales expenses represented 29.8% of our net sales during the year ended December 31, 2016, compared to 29.6% for 2015.

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

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2015 and 2016:

	Year Ended December 31,
	2015	2016
	(in millions of Ch$)

Other income (expense)	(27,813)	(24,392)
Financial income	10,118	9,662
Financial costs	(55,669)	(51,375)

	Year Ended December 31,
	2015	2016
	(in millions of Ch$)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	(2,328)	(263)
Exchange rate differences	(2,856)	(68)
Loss from differences in indexed financial assets and liabilities	(7,308)	(6,378)
Other income (expense), net	(85,856)	(72,814)

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

These Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2017 and 2016 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2017, 2016 and 2015, all of which were approved by the board of directors on April 26, 2018.

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

Impairment of goodwill and intangible assets of indefinite useful life

The Company tests if goodwill and intangible assets of indefinite useful life have suffered impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units are determined based on calculations of the value in use. The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors. The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties. However, the assumptions are consistent with our internal planning. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows. Discounted free cash flows in the cash generating unit of the Parent Company in Chile as well as the subsidiaries in Brazil, Argentina and Paraguay generated greater values than their respective assets, including goodwill for the Brazilian, Argentine and Paraguayan subsidiaries.

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

Impact of Foreign Currency Fluctuations

In accordance with IFRS conversion methods, assets and liabilities from Argentina, Paraguay and Brazil are converted from their functional currency (Argentine peso, Paraguayan guaraní and Brazilian real respectively) to the reporting currency of the parent company (Chilean peso) at the end of period exchange rate, and income accounts at the exchange rate as of the date of the transaction or monthly average exchange rate of the month when it took place. The effects of conversion are presented as comprehensive income and do not affect the results for the years ended December 31, 2017, 2016 and 2015. The conversion effects due to the currency conversion undertaken for assets and liabilities in accordance with the method previously explained resulted in a decrease of other comprehensive income of Ch$67,220 million during 2017 (net decrease of Ch$4,517 million during 2016 and a net decrease of Ch$106,153 million during 2015). We also present under other comprehensive income the net effect as result of the restatement of Chilean pesos to U.S. dollars and other currencies to U.S. dollars resulting from the update of intercompany accounts that have designated as part of the Company’s investment, this effect resulted in a decrease of Ch$1,113 million during 2017 (an increase of Ch$3,220 million during 2016 and a decrease of Ch$8,000 million in 2015).

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

Capital Resources, Treasury and Funding Policies

The products we sell are usually paid for in cash or short-term credit, and therefore our main source of financing comes from the cash flow of our operations. This cash flow has been generally sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved at our General Shareholders’ Meeting. Nevertheless, in 2013 it was necessary to issue international bonds to finance the acquisition of the 100% stake of Ipiranga in Brazil for R$1,155 million (equivalent to Ch$261,245 million). Our net cash position diminished after the merger with Polar and the Ipiranga acquisition in part because Polar and Ipiranga previously had more debt when compared to Andina’s balance sheet. Should additional funding be required for potential future investments in geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, as it was the case of cash flows generated by our subsidiary in Argentina in the years 2014, 2015 and 2016. Currently, there are no such restrictions in place. During 2017, we received dividends from subsidiaries in Argentina, Brazil and Paraguay. We cannot assure you that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

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

Our financing policy contemplates that each subsidiary should finance its own operations. From this perspective, each subsidiary’s management must focus on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should additional financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our general policy is to prefer local financing to allow for natural hedging. If local financing conditions were not acceptable, because of costs or other constraints, Andina will provide financing, or our subsidiary could finance itself in a currency different than the local one and through derivative instruments they will be hedged against the operation’s functional currency.

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

Cash Flows from Operating Activities 2017 vs. Cash Flows from Operating Activities 2016

Cash flows from operating activities during 2017 amounted to Ch$247,960 million compared to Ch$223,447 million in 2016. The decrease in cash flow generation was mainly due to lower payments to suppliers during 2017.

Cash Flows from Operating Activities 2016 vs. Cash Flows from Operating Activities 2015

Cash flows from operating activities during 2016 amounted to Ch$223,447 million compared to Ch$264,909 million in 2015. The decrease in cash flow generation was mainly due to higher payments to suppliers during 2016.

Cash Flows from Investing Activities 2017 vs. Cash Flows from Investing Activities 2016

The main item of investment activities is the purchase of property, plant and equipment, which increased from Ch$128,217 million in 2016 to Ch$168,858 million in 2017.

Cash flows for investment activities (includes purchase and sale of property, plant and equipment; investments in associated companies; and financial Investments) amounted to Ch$168,831 million in 2017 compared to Ch$113,916 million during 2016. During 2017 we made greater investments in property, plant and equipment in the amount of Ch$40,641 million and capital contributions were realized in the associated company Coca del Valle New Ventures S.A. and Trop Frutas do Brasil Ltda. for a total amount of Ch$15,570 million and disbursements related to the participation in the purchase of the AdeS business in conjunction with The Coca-Cola Company for Ch$26,077 million.

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

The main item of investing activities is the purchase of property, plant and equipment which increased from Ch$112,400 in 2015 to Ch$128,217 million in 2016.

Cash Flows from Financing Activities 2017 vs. Cash Flows from Financing Activities 2016

Our financing activities are directly related to dividend distributions to shareholders, which records a utilization of cash resources amounting to Ch$74,968 million compared to Ch$67,592 million during 2016 and bank loans and the payment of these loans to finance these dividend and investment payments. Because of the seasonality of our business, we generate more cash flows during the summer months (December to March); therefore, during the winter season we may require financing to meet our dividend commitments and short-term investments.

As of December 31, 2017, 20 short-term credit lines are available for an amount equivalent to Ch$403,028 million, of which the equivalent of Ch$265,095 million corresponds to 18 unused lines of credit that remain available. In Argentina, we had the equivalent of Ch$101,434 million in credit available with eight lines of credit. The unused portion of such lines of credit at that date was equivalent to Ch$88,217 million. In Brazil, we had the equivalent of Ch$264,563 million in credit available with four lines of credit. The unused portion of these lines of credit at that date was equivalent to Ch$139,846 million. In Chile, we had the equivalent of Ch$15,700 million in credit available with two lines of credit, which have not been used. In Paraguay, we had the equivalent of Ch$21,332 million in credit available with two lines of credit, which have not been used.

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

Liabilities

For the year ended December 31, 2017, our total liabilities, excluding non-controlling interest, were Ch$1,301,626 million; representing a 4.1% decrease compared to December 31, 2016. The decrease in total liabilities resulted principally from the restatement of U.S. dollar denominated public liabilities (given the appreciation of the Chilean peso against the U.S. dollar) and the decreases of bank liabilities in Argentina and Brazil, partially offset by an increased balance of trade accounts payable. As of December 31, 2017, our noncurrent liabilities included (i) other noncurrent financial liabilities of Ch$675,767 million, (ii) noncurrent accounts payable of Ch$1,133 million (iii) other noncurrent provisions of Ch$62,948 million, (iv) deferred tax liabilities for Ch$125,205 million; and (v) noncurrent employee benefit provisions for Ch$8,286 million totaling noncurrent liabilities for Ch$873,339 million during the year ended December 31, 2017 compared to Ch$937,405 million during the year ended December 31, 2016.

As of December 31, 2017, our current liabilities included (i) other current financial liabilities of Ch$67,981 million; (ii) trade accounts and other accounts payable for Ch$257,519 million; (iii) current accounts payable to related entities for Ch$33,961 million; (iv) other current provisions for Ch$2,676 million; (v) current tax liabilities for Ch$3,185 million; (vi) current employee benefit provisions for Ch$35.956 million and (vii) other non-financial current liabilities for Ch$27,008 million. Total current liabilities during the year ended December 31, 2017 amounted to Ch$428,287 million compared to Ch$419,535 million during the year ended December 31, 2016.

As of December 31, 2017, and before the cross-currency swaps contracts the company entered in, our bond liabilities had a weighted average interest rate of 4.7% while our bank liabilities had a weighted average interest rate of 8.6%.

Summary of Significant Debt Instruments

As of December 31, 2017, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds

During 2001, we issued in the Chilean capital markets Series B bonds. This issuance was structured into two series, one of which matured during 2008. The outstanding series as of December 31, 2017 is Series B with sub-series B1 and B2. During 2001, UF 3.7 million in bonds were issued with final maturity in the year 2026 at a 6.5% annual interest rate. The Series B Local Bonds are subject to the following restrictive covenants:

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

Series C Local Bonds

As a consequence of our merger with Polar, we became an obligor under the following outstanding bonds issued by Polar in the Chilean capital markets in 2010.

•                   Series C bonds due 2031, bearing interest at a variable annual rate equal to 4.00%.

This series is subject to the following restrictions:

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

•      UF 1.0 million of Series C Bonds due 2020 were issued in August 2013, bearing an annual interest rate of 3.5%;

•      UF 4.0 million of Series D Bonds due 2034 were issued in August 2013, bearing an annual interest rate of 3.8%;

•      UF 3.0 million of Series E Bonds due 2035 were issued in March 2014, bearing an annual interest rate of 3.75%.

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

Senior Notes due 2023 in Connection with Acquisition of Ipiranga

In October 2013, we issued 144A/Reg S bonds in the amount of US$575 million of 5.0% Senior Notes due 2023. The notes will mature on October 1, 2023. The notes are unsecured obligations that are effectively subordinated to our secured debt. The proceeds from these notes were used to finance a portion of the purchase price for our acquisition of Ipiranga and for general corporate purposes.

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

E.            OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2017, we did not have any material off-balance sheet arrangements.

F.            CONTRACTUAL OBLIGATIONS

The following table sets forth our principal contractual and commercial obligations as of December 31, 2017:

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Ch$)
Debt with financial institutions (1)	32,733	8,388	4,749	—	45,870
Bonds (1)(2)	60,166	85,862	78,794	694,938	919,940
Lease obligations (1)	10,607	18,911	33,861	—	63,379
Purchase obligations (1)(3)	34,884	7,609	299	149	42,943
Total (1)	139,390	120,770	117,883	695,087	1,072,132

(1)   Includes interest

(2)   See Note 15 to our consolidated financial statements as of December 31, 2017 and 2016 for additional information.

(3)   This includes: (i) our Brazilian cogeneration contract, (ii) our IT services contract and (iii) some services and raw material contracts, mainly for sugar.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in millions of Ch$ 2017)
Provisions	62,948	62,948
Other long-term liabilities	8,286	360	62	7,864
Total long-term liabilities	71,234	63,308	62	7,864

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

Principal Officers

The following table includes information regarding our senior executives:

Name	Age	Position
Miguel Ángel Peirano	58	Chief Executive Officer
Andrés Wainer	47	Chief Financial Officer
Tomás Vedoya	40	Chief Strategic Planning Officer
Jaime Cohen	50	Chief Legal Officer
Carlos Gálvez	54	Chief Process and Information Officer
Gonzalo Muñoz	56	Chief Human Resources Officer
Fabián Castelli	52	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	57	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solorzano Hurtado	47	General Manager of Chilean Soft Drink Operation.
Francisco Sanfurgo	63	General Manager of Paraguay Refrescos S.A.

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

As of December 31, 2017, our board of directors consisted of the following directors:

Name	Age	Date of expiration current term	Position
Juan Claro	67	April 19, 2018	Chairman of the Board
Eduardo Chadwick	58	April 19, 2018	Vice-Chairman of the Board
Salvador Said(1)	53	April 19, 2018	Director
José Antonio Garcés	51	April 19, 2018	Director
Arturo Majlis	55	April 19, 2018	Director
Gonzalo Said(1)	53	April 19, 2018	Director
Karim Yahi	47	April 19, 2018	Director
Gonzalo Parot(2)	65	April 19, 2018	Director
Georges de Bourguignon	55	April 19, 2018	Director
Pilar Lamana(2)	53	April 19, 2018	Director
Juan Andrés Fontaine	63	April 19, 2018	Director
Susana Tonda	63	April 19, 2018	Director
Enrique Rapetti	41	April 19, 2018	Director
Mariano Rossi	51	April 19, 2018	Director

(1)      Salvador Said is first cousin of Gonzalo Said.

(2)      Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

Mr. Juan Claro has been a member of our board of directors since April 2004. His principal occupation is as an entrepreneur. He also serves as a director in several publicly traded and private companies.

Mr. Eduardo Chadwick has been a member of our board of directors since June 2012. His principal occupation is as an entrepreneur. He also serves as a director in several publicly traded and private companies.

Mr. Arturo Majlis has been a member of our board of directors since April 1997. His principal occupation is as a principal partner of the law offices of Grasty, Quintana, Majlis y Compañía. He also serves as a director in several publicly traded and private companies.

Mr. José Antonio Garcés has been a member of our board of directors since April 1992. His principal occupation is as general manager of Inversiones San Andrés Ltda. He also serves as director in several publicly traded and private companies.

Mr. Gonzalo Said has been a member of our board of directors since April 1993. His principal occupation is as an entrepreneur. He also serves as director in several publicly traded and private companies.

Mr. Salvador Said has been a member of our board of directors since April 1992. His principal occupation is as Director of Said Holding Group. He also serves as director in in several publicly traded and private companies.

Mr. Karim Yahi has been member of our board of directors since April 2017. His principal occupation is as certified public accountant. He does not serve as director in any other organizations.

Mr. Gonzalo Parot has been a member of our board of directors since April 2009. His principal occupation is as an engineer and economist. He is Principal Partner and CEO at Elex Consulting Group. He also serves as director in several publicly traded and private companies

Mr. Georges de Bourguignon has been member of our board of directors since April 2016. His principal occupation is as economist. He is the founder and executive director of Asset. He also serves as director in several publicly traded and private companies.

Mrs. Pilar Lamana has been a member of our board of directors since April 2017. Her principal occupation is as business consultant.

Mr. Juan Andrés Fontaine has been a member of our board of directors since June 2012 until February 2018. His principal occupation is as a consultant.

Mrs. Susana Tonda has been a member of our board of directors since April 2016 until March 2018. Her principal occupation is as business administrator.

Mr. Enrique Rapetti has been a member of our board of directors since September 2016. His principal occupation is as certified public accountant. He does not serve as director in any other organizations.

Mr. Mariano Rossi has been a member of our board of directors since June 2012. His principal occupation is as a consultant. He does not serve as director in any other organizations.

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

For the year ended December 31, 2017 the amount of fixed compensations paid to Coca-Cola Andina’s principal officers amounted to ThCh$4,020 (ThCh$4,121 in 2016). Likewise, the amount of compensation paid in performance bonuses amounted to ThCh$2,769 (ThCh$2,528 in 2016).

During the period ended December 31, 2017 no severance payments were made to managers and principal officers of Embotelladora Andina S.A. During the period ended December 31, 2016 severance payments to managers and principal officers of Embotelladora Andina S.A. were Ch$463 million.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2017, which was approved by our shareholders, was as follows:

	Directors’	Executive	Directors’ and Audit
	Compensation	Committee	(SOX) Committee	Total
2017	ThCh$	ThCh$	ThCh$	ThCh$

Juan Claro González	144,000			144,000
Arturo Majlis Albala	72,000	72,000	8,000	152,000
Gonzalo Said Handal	72,000	72,000		144,000
José Antonio Garcés Silva	72,000	72,000		144,000
Salvador Said Somavía	72,000	72,000	24,000	168,000
Eduardo Chadwick Claro	72,000	72,000		144,000
Gonzalo Parot Palma (Ind)	72,000		24,000	96,000
Francisco Crespo	24,000			24,000
José Fernando De Gregorio Rebeco	24,000			24,000
Juan Andrés Fontaine Talavera	72,000			72,000
Mariano Rossi	72,000			72,000
Susana Tonda Mitri	72,000			72,000
Georges de Bourguignon	72,000			72,000
Enrique Rapetti	72,000			72,000
Karim Yahi	48,000			48,000
Maria del Pilar Lamana Gaete	48,000		16,000	64,000
Total Gross	1,080,000	360,000	72,000	1,448,000

For the year that ended on December 31, 2017, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$8,302 million of which Ch$6,789 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis. We do not maintain any pension or retirement programs for our directors or executive officers. See “—Employees.”

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

Executive Committee

Our board of directors is counseled by an Executive Committee that proposes Company policies and is currently comprised by the following Directors: Mr. Eduardo Chadwick Claro, Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal, and Mr. Salvador Said Somavía, who were elected during the ordinary Board Session held on April 26, 2017. The Executive Committee is also comprised of the Chairman of the Board, Mr. Juan Claro González and our chief executive officer who participate by their own rights. This committee meets permanently throughout the year and normally holds one or two monthly sessions.

Directors’ Committee

Pursuant to Article 50 bis of Chilean Company Law N°18,046 and in accordance to the dispositions of Circular N°1956 and Circular N°560 of the Chilean Superintendence of Securities and Insurance, a new Directors’ Committee was elected during the Board Session held on April 26, 2017, applying the same election criteria set forth by Circular N°1956. The directors Mrs. Pilar Lamana Gaete and Mr. Gonzalo Parot Palma (both as Independent Directors), and Mr. Salvador Said Somavía comprise the Committee. Mr. Gonzalo Parot Palma is the Chairman of the Company’s Directors’ Committee

The duties performed by this Committee during 2017, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 of the Chilean Superintendence of Securities and Insurance, were the following:

•                  Examine the reports of external auditors, the balance sheets and other financial statements, presented by the administrators of the Company, and take a position on such reports before they were presented to shareholders.

•                  Propose external auditors and private rating agencies to the Board of Directors, which were suggested to the respective Shareholders’ Meeting.

•                  Examine information regarding the operations referred to by Title XVI of Law N°18,046 and issue a report on those operations.

•                  Examine the salary systems and compensation plans of the Company’s managers, principal officers and employees.

•                  Review anonymous reports.

•                  Review and approve the 20F and verify Management compliance with Rule 404 of the Sarbanes-Oxley Act.

•                  Review Internal Audit Reports.

•                  Prepare the budget proposal for the Committee’s operation.

•                  Periodically interview the Company’s external auditors.

•                  Review the budget for the Coca-Cola System related company operations.

•                  Analyze and approve the Internal Audit certification processes as well as the operating bylaws proposal

•                  Review the Risk Matrix and Mitigation Plans of the Company.

•                  Review efficiency opportunities in the Company’s structure, analyzing corporate roles and functions regarding the Company’s operations, as well as the structure of investment companies.

•                  Review and approve press releases that refer to the Company’s statements of income.

•                  Review the Company’s four Operations’ Internal Control Standards, including Critical Risks in accounting processes, compliance of corporate policies, tax contingencies, IT and status of Internal and External Audit observations.

•                  Analyze the risk map identified in the area of Information Technology, as well as the progress status on the implementation of the respective mitigation plans.

•                  Review and approve for the Operations, in certain cases, the hiring of audit companies to perform non-audit services and which are not forbidden by current standards.

•                  Review the Impairment Test.

•                  Review the Corporate Tax Policy.

•                  Report on effects of new IFRS standards.

•                  Prepare the Annual Management Report

During 2017, the Directors’ Committee incurred expenses of Ch$82,720,832. These expenses relate to consultancies on free competition and legal matters, among others.

Sarbanes-Oxley Audit Committee

In accordance with NYSE and SEC requirements regarding compliance with the Sarbanes-Oxley Act, the Board of Directors established an Audit Committee on July 26, 2005. The current Audit Committee was elected during the Board Session held on April 26, 2017. The Committee is composed of the directors Mrs. Pilar Lamana

Gaete, Mr. Gonzalo Parot Palma, and Mr. Salvador Said Somavía determining that Mrs. Pilar Lama Gaete and Mr. Gonzalo Parot Palma fulfill the independence standards set forth in the Sarbanes-Oxley Act and SEC and NYSE regulations. Also, Mr. Parot was appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

The resolutions, agreements and organization of the Sarbanes-Oxley Audit Committee are governed by the rules relating to Board Meetings and to the Company’s Directors’ Committee. Since its creation, the sessions of the Sarbanes-Oxley Audit Committee have been held with the Directors’ Committee, since some of the functions are very similar and the members of both of these Committees are the same.

The Sarbanes-Oxley Audit Committee Charter that is available on our website: www.koandina.com, defines the duties and responsibilities of this Committee. The Sarbanes-Oxley Audit Committee is responsible for analyzing the Company’s financial statements; supporting the financial supervision and rendering of accounts; ensuring management’s development of reliable internal controls; ensuring compliance by the audit department and external auditors of their respective roles; and reviewing auditing practices.

For the period ended December 31, 2017, the Sarbanes-Oxley Audit Committee did not incur any expenses.

Culture, Ethics & Sustainability Committee

The Culture, Ethics and Sustainability Committee was established during the Board of Directors session held on January 28, 2014. This Committee is composed of three directors, who are appointed by the Board of Directors and will occupy their posts until their successors are elected, or until resignation or dismissal. After the resignation of the director Mrs. Susana Tonda in March 2018, the current members of the Culture, Ethics and Sustainability Committee are Mr. José Antonio Garcés Silva and Mr. Gonzalo Said Handal, in addition to the Chairman of the Board, who also sits on this Committee by his own right.

D. EMPLOYEES

Overview

On December 31, 2017, we had 16,063 employees, including 3,457 in Chile, 7,780 (7,439 own and 341 outsourced) in Brazil, 3,246 in Argentina and 1,580 in Paraguay. Of these employees, 521 were temporary employees in Chile, 445 were temporary employees in Argentina, and 111 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand.

On December 31, 2017, 1,846; 722; 2,207 and 349 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

The following table represents a breakdown of our employees for the years ended December 31, 2016, and 2017:

	2016
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	88	0	88	61	0	61	103	0	103	32	0	32
Technicians and professionals	578	62	516	5,348	215	5,133	726	10	716	287	36	251
Workers	2,207	1,789	418	2,509	17	2,492	2,012	1,850	162	1,082	338	744
Temporary Workers	650	7	643	0	0	0	487	410	77	126	0	126
Total	3,523	1,858	1,665	7,918	232	7,686	3,328	2,270	1,058	1,527	374	1,153

	2017
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	94	—	94	58	1	57	101	—	101	37	—	37
Technicians and professionals	612	71	541	1,023	45	978	715	11	704	306	43	263
Workers	2,172	1,721	451	6,699	676	6,023	1,985	1,831	154	1,126	306	820
Temporary Workers	579	54	525	0	0	0	445	365	80	111	—	111
Total	3,457	1,846	1,611	7,780	722	7,058	3,246	2,207	1,039	1,580	349	1,231

Note: The number of employees is calculated as equivalent to full time hours, which means that extraordinary hours are considered as additional employees.

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

In Chile, 52.5% of employees with indefinite work contracts are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2017 in the city of Santiago:

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

(iii)                             with Labor Union N°3 that mainly represents sales force employees from May 1, 2014 to April 30, 2018;

(iv)                            Collective contract with Workers Union N°3 of new salesforce from May 1, 2016 to April 30, 2019;

(v)                               Agreement with sales force negotiating group in force since June 1, 2016 through May 31, 2019;

(vi)                            Collective Contract with Labor Union TAR, that represents workers from the distribution area from July 1, 2016 to June 30, 2019; and collective agreement with the picking area workers from the Venecia, Renca and Carlos Valdovinos branches, from March 1, 2011, to February 28, 2015, and

(vii)                         Collective contract with a group of workers in the area of operations of the new plant Renca, effective as from July 1, 2015, until June 30, 2018.

The agreements in force as of December 31, 2017 in Coquimbo are:

(i)                                   Workers Union N°1 Agreement, formed mainly by workers from the production area, in force since March 1, 2016 through February 28, 2020;

(ii)                                National Workers Union N°1 Agreement, which represents a part of the Administrative Employees and salesman, in force since January 1, 2017 through December 31, 2019;

(iii)                             Collective Agreement formed mainly by Administrative Employees which is in force since September 1, 2016 through August 31, 2019;

(iv)                            Transportation Collective Agreement, in force since November 1, 2016 through April 30, 2019.

The collective agreements in force as of December 31, 2017 in Antofagasta

(v)                               Collective agreement with Workers Union N°1 formed mainly by workers form the production area, in force since September 15, 2017 through September 14, 2020;

(vi)                            Collective agreement with Workers Union N°2, form by personnel from different areas, in force since December 1, 2016 through November 30, 2019;

(vii)                         collective agreement with the salesmen negotiating group, in force since December 1, 2016 through November 30, 2019; and

(viii)                      Collective agreement with transportation workers from the base zone, in force since May 4, 2017 through May 4, 2020.

Finally, the collective agreements in force as of December 31, 2017 in Punta Arenas are:

(i)                                   Collective agreement with the workers union in Punta Arenas, which mainly represents workers from the Production Area, in force since August 1, 2016, through July 31, 2019; and

(ii)                                Collective Agreement with InterAreas personnel, in force since January 1, 2017 through December 31, 2019.

Brazil

In Brazil, 9.7% of own employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are 25 collective bargaining agreements currently in force.

12 agreements for employees in the State of Rio de Janeiro;

(i)                                   the Soft Drink Industry Employees’ Union agreement from July 1, 2017 to June 30, 2018;

(ii)                                the Sales Force Union agreement from May 1, 2017 to April 30, 2018;

(iii)                             The Sales Force II Union agreement from August 1, 2017 to July 31, 2018;

(iv)                            the “Forklift” Operator Union agreement from May 1, 2017 to April 30, 2018;

(v)                               the “Forklift” II Operator Union agreement from August 1, 2017 to July 31, 2018;

(vi)                            the Driver and Helper of the Lagos Region Union agreement from May 1, 2017 through April 30, 2018;

(vii)                         the Driver and Helper of the Lagos Region II Union agreement from May 1, 2017 through April 30, 2018;

(viii)                      Collective bargaining agreement executed with the Drivers and Nova Iguaçu Helpers effective from May 1, 2017 until April 30, 2018;

(ix)                            Agreement with the Drivers and Helpers Workers’ Union of Sao Goncalo in force since May 1, 2017 through April 30, 2018;

(x)                               Agreement with the Drivers and Helpers Workers’ Union of Rio de Janeiro in force since May 1,

2017 through April 30, 2018;

(xi)                            Agreement with the Drivers and Helpers Workers’ Union of Campos dos Goytacazes in force since May 1, 2017 through April 30, 2018;

(xii)                         Agreement with the Drivers and Helpers Workers’ Union of Itaperuna in force since May 1, 2017 through April 30, 2018; and

(xiii)                      The Duque de Caxias Soft Drink Industry Employees’ Union agreement from December 1, 2017 to February 28, 2019.

Three agreements for employees in the State of Espírito Santo:

(i)                                   the Sales Force Union agreement from May 1, 2017 to April 30, 2018;

(ii)                                Agreement with the Drivers and Helpers Workers’ Union of the State of Espírito Santo in force since May 1, 2017 through April 30, 2018; and

(iii)                             the Trade Employees Union agreement from November 1, 2017 to October 31 2018.

Nine agreements with employees from the State of São Paulo:

(i)                                   Workers Union for the Beverage Industry of Ribeirão Preto since October 1, 2017 through September 1, 2018;

(ii)                                Agreement with the Trade Workers Union for the region of Araraquara since October 1, 2017 through September 1, 2018;

(iii)                             Agreement with the Trade Workers Union for the region of Franca since October 1, 2017 through September 1, 2018;

(iv)                            Agreement with the Transportation Workers Union for the regions of Ribeirão Preto since May 1, 2017 through April 30, 2018;

(v)                               Agreement with the Transportation Workers Union for the regions of Franca since May 1, 2017 through April 30, 2018;

(vi)                            Agreement with the Transportation Workers Union for the regions of Araquara since May 1, 2017 through April 30, 2018;

(vii)                         Agreement with the Transportation Workers Union for the regions of Mococa since May 1, 2017 through April 30, 2018;

(viii)                      Agreement with the Salesmen Union of the State of São Paulo since July 1, 2017 through June 30, 2018; and

(ix)                            Agreement with the Security Technicians Union for the region of Ribeirão Preto, Franca, Araraquara and Mococa since May 1, 2017 through April 30, 2018.

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

Argentina

In Argentina, 68.0% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación

Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On November 29, 2017, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non- salary benefits and a new complementary regulation on company contributions.

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

Paraguay

In Paraguay, 35.0% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

The collective bargaining agreements that are currently in force are: (1) Collective bargaining agreement executed with the Authentic Workers’ Union of Paraguay Refrescos effective from June 16, 2017 to June 15, 2019; (2) Workers’ Union of Paraguay Refrescos effective from August 2017 to February 2018 (beginning negotiations); and (3) Employees’ Union of Paraguay Refrescos effective from June 2016 to June 2018.

E.                                    SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and senior executives as of December 31, 2017.

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

ITEM 7.                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2017:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	263,718,512	55.72	207,452,169	43.83
The Bank of New York Mellon(2)	4,937,346	1.35	34,864,668	7.42
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	69,348,241	14.65
AFPs as a group (Chilean pension funds)	30,255,743	6.12	13,553,940	2.55
Principal foreign funds as a group	72,980,175	15.01	92,578,548	19.42
Executive officers as a group	—	—	—	—
Directors as a group(3)	212,147,110	44.8	166,526,094	35.2

(1) Our controlling shareholders are: Inversiones SH Seis Limitada, Inversiones Cabildo SpA, Inversiones Chucaco Limitada, (legal successor of Inversiones Lleuque Limitada) Inversiones Nueva Delta S.A., Inversiones Alerce Limitada, Inversiones Nueva Delta Dos S.A., Inversiones Las Gaviotas Dos Limitada today known as Inversiones Playa Amarilla SpA, Inversiones Playa Negra Dos Limitada, today known as Inversiones Negra SpA, Inversiones Don Alfonso Dos Limitada, today Inversiones Don Alfonso Limitada, Inversiones El Campanario Dos Limitada, today known as Inversiones El Campanario Limitada, Inversiones Los Robles Dos Limitada, today known as Inversiones Los Robles Limitada and Inversiones Las Viñas Dos Limitada, today known as Inversiones Las Niñas Dos SpA.; the estate of Jaime Said Demaría; José Said Saffie; José Antonio Garcés Silva and Alberto Hurtado Fuenzalida.

(2) Acting as Depositary for ADRs.

(3) Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía, Mr. Eduardo Chadwick Claro and Mr. Arturo Majlis Albala.

As of December 31, 2017, approximately 84.99% of our Series A shares and 80.58% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

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

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect at December 31, 2017. There can be no assurance, however, that these regulations will not be modified in the future.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                                              FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18.—Financial Statements” for our Consolidated Financial Statements filed as part of this annual report.

Contingencies

We are party to certain legal proceedings that have arisen during the normal course of business, and we believe none of them are likely to have a material adverse effect on our financial condition. In accordance with accounting principles, the provisions regarding legal proceedings must be recorded if said procedures are reasonably probable to be resolved against the Company.

The following table represents accounting provisions made as of December 31, 2016 and 2017, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2016	2017
	Million Ch$
Chile	623	7,616
Brazil	71,116	56,608
Argentina	1,283	1,340
Paraguay	60	60
Total	73,082	65,624

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

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the General Shareholders’ Meeting held in April of 2017, our shareholders authorized our board of directors to distribute, at its discretion, interim dividends during 2017 and 2018.

During 2015, 2016 and 2017, our respective General Shareholders’ Meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation. These additional dividend payments for 2015, 2016 and 2017 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

Dividend		Fiscal year with	Aggregate Amount of Dividends	Series A		Series B
Approval Date	Dividend payment Date	respect to which dividend was declared	Declared and Paid (Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share

12-22-2017	01-25-2018	2017	21,639	21.50	0.03587	23.65	0.03946
09-27-2017	10-26-2017	2017	18,884	19.00	0.03018	20.90	0.03319
04-26-2017	08-31-2017	Accumulated earnings	18,884	19.00	0.03021	20.90	0.03323
04-26-2017	05-30-2017	2016	18,884	19.00	0.02814	20.90	0.03095
12-22-2016	01-26-2017	2016	18,884	19.00	0.02931	20.90	0.03224
09-27-2016	10-27-2016	2016	16,896	17.00	0.02601	18.70	0.02861
04-21-2016	08-27-2016	Accumulated earnings	16,896	17.00	0.02564	18.70	0.02821
04-21-2016	05-27-2016	2015	16,896	17.00	0.02473	18.70	0.02721
12-22-2015	01-28-2016	2015	16,896	17.00	0.02374	18.70	0.02611
09-29-2015	10-29-2015	2015	14,908	15.00	0.02182	16.50	0.02400
04-22-2015	08-28-2015	Accumulated earnings	14,908	15.00	0.02144	16.50	0.02358
04-22-2015	05-29-2015	2014	14,908	15.00	0.02429	16.50	0.02673
12-18-2014	01-29-2015	2014	8,945	9.00	0.01446	9.90	0.01590
09-30-2014	10-29-2014	2014	13,020	13.10	0.02252	14.41	0.02478
04-21-2014	08-20-2014	Accumulated earnings	12,295	12.37	0.02138	13.607	0.02352
04-21-2014	05-16-2014	Accumulated earnings	12,295	12.37	0.02234	13.607	0.02458
04-21-2014	05-16-2014	2013	1,451	1.46	0.00264	1.606	0.00290
12-18-2014	01-29-2015	2014	8,945	9.0	0.01446	9.9	0.01591
12-17-2013	01-23-2014	2013	13,020	13.1	0.02407	14.41	0.02648
04-24-2013	11-15-2013	Accumulated earnings	46,713	47.0	0.09023	51.7	0.09925
05-28-2013	06-26-2013	2013	12,225	12.3	0.02419	13.53	0.02660
04-25-2013	05-20-2013	Accumulated earnings	12,225	12.3	0.02581	13.53	0.02814
11-20-2012	12-27-2012	2012	24,331	24.48	0.05110	26.930	0.05621
10-02-2012	10-30-2012	2012	12,165	12.24	0.02550	13.460	0.02805
02-27-2012	05-31-2012	Accumulated earnings	19,398	24.3	0.04692	26.730	0.05161
04-27-2012	05-11-2012	2011	8,757	10.97	0.02256	12.067	0.02481
04-27-2011	07-26-2011	Accumulated earnings	39,914	50.0	0.10811	55.000	0.11892

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

	Share Volume (in thousands)		Ch$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2011	38,416	79,599	2,120	1,600	2,521	1,780
2012	45,877	123,437	2,550	1,847	3,155	2,220
2013	41,873	79,618	2,622	1,847	3,350	2,310
2014	54,263	113,622	1,890	1,400	2,525	1,705
2015	43,373	126,209	2,200	1,300	2,800	1,550
2016
1st Quarter	10,071	24,869	1,970	1,600	2,240	1,750
2nd Quarter	10,462	19,524	2,150	1,900	2,398	2,085
3rd Quarter	4,564	19,223	2,500	2,100	2,720	2,300
4th Quarter	8,517	17,320	2,451	2,228	2,741	2,300
2017
1st Quarter	6,082	18,035	2,550	2,100	2,736	2,301
2nd Quarter	8,791	21,778	2,620	2,450	2,900	2,525
3rd Quarter	6,785	39,045	2,700	2,500	3,099	2,700
4th Quarter	7,144	33,044	2,900	2,579	3,300	2,650
Last six months
Oct-17	1,539	11,498	2,800	2,600	3,300	2,933
Nov-17	3,072	11,292	2,801	2,579	3,271	2,675
Dec-17	2,533	10,254	2,900	2,600	3,186	2,650
Jan-18	4,929	74,855	2,900	2,650	3,100	2,900
Feb-18	5,512	20,372	2,721	2,599	2,970	2,819
Mar-18	1,976	13,774	2,700	2,580	2,975	2,861

	ADR Volume (in thousands)		US$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2011	911	5,089	26.25	15.04	31.41	21.00
2012	1,276	6,030	33.00	21.00	40.00	26.00
2013	1,351	4,930	34.07	15.04	42.23	26.51
2014	1,515	10,013	21.50	15.04	28.25	16.82
2015	807	11,901	19.20	12.14	24.01	14.87
2016
1st Quarter	365	2,470	17.49	14.17	19.82	14.21
2nd Quarter	445	1,242	19.55	16.69	21.33	18.36
3rd Quarter	279	1,319	21.98	19.31	24.64	20.82
4th Quarter	524	961	22.91	20.15	25.07	21.12
2017
1st Quarter	212	1,148	23.14	19.74	24.98	21.39
2nd Quarter	126	1,652	24.12	21.51	26.64	22.55
3rd Quarter	351	2,202	26.29	22.26	29.59	24.65
4th Quarter	537	1,455	27.87	23.00	31.07	24.57
Last six months
Oct-17	158	611	27.43	24.45	31.07	27.33
Nov-17	106	496	26.91	23.00	30.80	25.25
Dec-17	273	348	27.87	23.16	30.49	24.57
Jan-18	76	291	28.25	24.94	30.87	28.43
Feb-18	221	901	27.33	24.51	30.83	27.14
Mar-18	20	322	26.54	25.00	30.16	28.26

Source: Bloomberg

The total number of registered ADR holders we had at December 2017 was 24 (17 in the Series A ADRs and 7 in the Series B ADRs). As of this date the ADRs represented 5.66% of the total number of our issued and outstanding shares. On December 31, 2017, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$2,850 per share (US$26.51 per Series A ADR), and Ch$3,071 for the Series B shares (US$29.28 per Series B ADR). At December 31, 2017, there were 822,891 Series A ADRs (equivalent to 4,937,346 Series A shares) and 5,810,778 Series B ADRs (equivalent to 34,864,668 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2017, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 80% and 100% of such trading days, for Series A and Series B shares respectively.

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

C.                                    MATERIAL CONTRACTS

A stock purchase and sale agreement (the “Agreement”) was entered into on January 5, 2018, by and between the Company, Embonor S.A., Coca-Cola del Valle New Ventures, S.A., and Coca-Cola de Chile S.A., as buyers, and Inversiones Siemel S.A. as seller. In this Agreement the parties agreed to the terms and conditions for transferring 100% ownership of the shares of Comercializadora Novaverde S.A. (“Novaverde”), a company dedicated to the processing and commercialization of fruits, ice cream, vegetables and food in general, mainly under the Guallarauco trademark. Guallarauco is a relevant trademark in the premium juice segment in Chile and will allow us to incorporate new categories such as frozen fruits, ice creams and prepared desserts.

Pursuant to the Agreement, closing will occur after certain preceding conditions, including the corresponding authorization by the Chilean free competition authorities.

On August 1, 2016, Embotelladora Andina SA, along with Monster Energy Company, entered into an agreement by which Monster Energy Company appointed Embotelladora Andina S.A. as distributor of products bearing the trademark “Monster” within its licensed territory in Chile (Antofagasta, Atacama, Coquimbo, Valparaíso, San Antonio, Cachapoal, Aysén and Magallanes). Similarly, on August 2, 2016 of the same year, Coca-Cola Andina Brazil along with Monster Energy Company entered into an agreement by which Monster Energy Company appointed Coca-Cola Andina Brazil authorizing it to commercialize and distribute the products bearing the trade mark “Monster” within its licensed territory in Brazil (Rio de Janeiro, Espirito Santo, part of São Paulo, and part of Minas Gerais), beginning November 1, 2016, for a period of 10 years.

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

Capital Gains

Gains recognized from the sale or exchange of ADRs by a foreign holder outside of Chile are not subject to Chilean taxation. Gains recognized on a sale of shares of common stock are subject to both the Corporate Income Tax and the Withholding Tax (the former being credited against the latter) unless the stock is sold on the stock market and acquired in a stock exchange or are shares of first issue.

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

Passive Foreign Investment Company

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”) and expect to continue our operations in such a manner that we will not be a PFIC. If, however, we are or become a PFIC, U.S. holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADRs or shares of common stock and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the PFIC rules of the U.S. federal income tax laws.

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

The following table provides information about our long-term debt and bond investments that are sensitive to changes in market interest rates as of December 31, 2017.

	Expected Maturity Date							Estimated Fair Market Value
	2018	2019	2020	2021	2022	2023 Onwards	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest Earning Assets
Time deposits and credit links	24,120	—	—	—	—	—	24,120	24,120
Weighted average interest rate	1.68%	—	—	—	—	—	1.68%	—

Interest Bearing Liabilities
Long-term debt (Bonds)	20,156	12,610	12,996	10,512	10,980	601,131	668,384	744,529
Fixed Rate	4.73%	4.90%	4.95%	5.60%	5.64%	4.63%	4.68%
Bank liabilities	31,470	7,492	1,525	834	3,206	—	13,058	42,596
Weighted average interest rate	11.88%	4.60%	7,11%	7.17%	7.19%	—	10.07%

Foreign Currency Risk

As of December 31, 2017, we have debt held by banks and debt held by the public denominated in U.S. dollars, which are hedged by derivative instruments, which lower the risk of exposure to the accrual of fluctuations of the value of the U.S. dollar.

The following table summarizes the financial instruments held December 31, 2017, denominated in dollars:

Assets (U.S. Dollars)	2018	2019	2020	2021	2022	2023 Onwards	Total	Fair estimated Market Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and cash equivalents	6,973	—	—	—	—	—	6,973	6,973
Liabilities
Bonds obligations(1)	(4,239)	—	—	—	—	(349,503)	(353,742)	(390,612)
Bank debt	(328)	—	—	—	—	—	(328)	(328)
Net assets (liabilities)	2,406	—	—	—	—	(349,503)	(347,097)	(383,967)

(1): Includes underwriting fees.

The Company maintains a net liability position as of December 31, 2017 in the amount of ThCh$ 351,254,100, comprised of bonds payable, obligations with financial institutions and leasing obligations in the amount of ThCh$ 358,227,398, partially offset by financial assets denominated in U.S. dollars in the amount of ThCh$6,973,298.

Of our total U.S. dollar-denominated financial liabilities, ThCh$357,899,766 correspond to the Chilean operations, which are exposed to the volatility of the Chilean peso against the U.S. dollar.

In order to protect the Company from the effects on results due to the volatility of the Brazilian real and the Chilean peso against the U.S. dollar, we have entered into currency swaps that cover 99% of our dollar-denominated financial obligations, thereby mitigating our exchange rate exposure.

As of December 31, 2017, the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was ThCh$3,899,548.

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

Fees Incurred in Past Annual Period

From January 1, 2017 to December 31, 2017, we received from the depositary US$98,510.00 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 15.                  CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

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

ITEM 16.                  [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has designated Mr. Gonzalo Parot Palma as our Audit Committee Financial Expert, as defined in the instructions to Item 16A of Form 20-F. Our board of directors has also determined that Mrs. Pilar Lamana Gaete and Mr. Gonzalo Parot Palma are Independent Directors as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

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

	Year ended December 31,
	2016		2017
Services rendered	Fees MCh$	% of Total Fees	Fees MCh$	% of Total Fees
Audit fees(1)	851	99%	794	84%
Audit-related fees(2)	—	0%	—	—
Tax fees(3)	—	0%	140	15%
Other fees	5	1%	13	1%
Total	856	100%	947	100%

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

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our Audit Committee is comprised of Gonzalo Parot Palma, Salvador Said Somavía and Pilar Lamana Gaete.

We disclose that, with respect to the current membership of Mr. Salvador Said Somavía on our Audit Committee, the Company has relied on the exemption from the independence requirements provided by Rule 10A-3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended. Pursuant to said rule, a member of the Committee who is an affiliate of the foreign private issuer or a representative of such an affiliate that has only observer status on, and is not a voting member or the chair of, the audit committee, and is not an executive officer of the foreign private issuer, may be exempted from the independence requirement.

Mr. Salvador Said Somavía meets, for the duration of his membership, the requirements of Rule 10A-3(b)(1)(iv)(D) because he (i) is a representative of our controlling shareholder group; (ii) has an observer-only status on our Audit Committee; (iii) is not an officer of the Company or any of our subsidiaries; and (iv) does not receive, directly or indirectly, compensation from us or any of our subsidiaries other than in his capacity as member of our Audit Committee.

Our reliance on the exemption provided by Rule 10A-3 of the Exchange Act, with respect to Mr. Salvador Said Somavía, would not materially adversely affect the ability of our Audit Committee to act independently.

ITEM 16E.         PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2017, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

307 Company Website	Listed Companies must have a company website which is accessible from the United States. The website must contain in it all NYSE requirements including those referring to Corporate Governance.

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
4.4

Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.5

Amendment dated as of February 1, 2012 to the Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and Schweppes Holdings Limited (incorporated by reference to Exhibit 1.2.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.6

Amendment dated as of June 30, 2013 to the Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.7

Bottler Agreement in force as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding operations in Argentina (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.8

Amendment dated as of October 16, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding syrup mix (incorporated by reference to Exhibit 1.2.3 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.9

Amendment dated as of October 16, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding distribution in Argentina (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.10

Amendment dated as of November 17, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.11

Amendment dated as of November 28, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

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

4.21

Bottler Agreement dated as of September 1, 2008 among Embotelladoras Coca-Cola Polar S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.7 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.21.1

Amendment dated as of July 9, 2014 to Bottler Agreement dated as of September 1, 2008 between Embotelladora Andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (incorporated by reference to Exhibit 4.21.1 to Andina’s Annual Report on Form 20-F filed on April 30, 2015 (File No. 001-13142))

4.22

Bottler Agreement dated as of November 3, 2014 among Embotelladora Andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (incorporated by reference to Exhibit 4.2.2 to Andina’s Annual Report on Form 20-F filed on April 30, 2015 (File No. 001-13142))

4.23

Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.8 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.23.1

Amendment dated as of February 1, 2013 to Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.9 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.24

Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.25

Amendment dated as of March 3, 2010 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s Annual Report on Form 20-F filed on April 30, 2013 (File No. 001-13142))

4.26

Amendment dated as of November 6, 2014 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.26 to Andina’s Annual Report on Form 20-F filed on April 28, 2015 (File No. 001-13142))

Item	Description
4.27

Amendment dated as of March 25, 2015 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.27 to Andina’s Annual Report on Form 20-F filed on April 30, 2015 (File No. 001-13142))

4.28

International distribution agreement dated as of August 1, 2016 among Embotelladora Andina S.A. and Monster Energy Company (incorporated by reference to Exhibit 4.27 to Andina’s Annual Report on Form 20-F filed on April 28, 2017 (File No. 001-13142))

4.29

International distribution agreement dated as of August 2, 2016 among Rio de Janeiro Refrescos Ltda. and Monster Energy Company (incorporated by reference to Exhibit 4.27 to Andina’s Annual Report on Form 20-F filed on April 28, 2017 (File No. 001-13142))

4.30	Bottler Agreement dated as of October 1, 2017 among Embotelladora del Atlántico S.A. and The Coca-Cola Company (filed herein)
4.31	Bottler Agreement dated as of January 1, 2018 among Embotelladora Andina S.A. and The Coca-Cola Company (filed herein)
8.1	List of our subsidiaries (filed herein).
12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).
13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano /s/ Andrés Wainer
(Signature)

Date: April 27, 2018

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

As of December 31, 2017 and 2016

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

as of December 31,  2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Embotelladora Andina S.A. and subsidiaries (the Company) as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in  equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EY Audit SpA

We have served as the Company’s auditor since 2017.

Santiago, Chile

April 26, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on Internal Control over Financial Reporting

We have audited Embotelladora Andina S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Embotelladora Andina S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated statement of financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ EY Audit SpA

Santiago, Chile

April 26, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embotelladora Andina S.A.

In our opinion, the consolidated statement of financial position as of December 31, 2016 and the related consolidated statements of income by function, comprehensive income, changes in equity and direct cash flows for each of the two years in the period ended December 31, 2016 present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago - Chile

April 26, 2017

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

	NOTE	12.31.2017	12.31.2016
		ThCh$	ThCh$
ASSETS
Current assets:

Cash and cash equivalents	4	136,242,116	141,263,880
Other financial assets	5	14,138,161	60,152,627
Other non-financial assets	6.1	5,611,861	8,601,209
Trade and other accounts receivable, net	7	191,284,680	190,524,354
Accounts receivable from related companies	11.1	5,370,232	5,788,683
Inventory	8	131,363,000	144,709,348
Current tax assets	9.2	—	1,702,296
Total Current Assets		484,010,050	552,742,397

Non-Current Assets:
Other financial assets	5	74,259,085	80,180,880
Other non-financial assets	6.2	47,394,345	35,246,823
Trade and other receivables	7	2,395,851	3,527,732
Accounts receivable from related parties	11.1	156,492	147,682
Investments accounted for under the equity method	13.1	86,809,069	77,197,781
Intangible assets other than goodwill	14.1	663,272,878	680,996,062
Goodwill	14.2	93,598,217	102,919,505
Property, plant and equipment	10.1	659,750,499	666,150,885
Deferred income tax assets	9.5	3,212,981	—
Total Non-Current Assets		1,630,849,417	1,646,367,350
Total Assets		2,114,859,467	2,199,109,747

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

	NOTE	12.31.2017	12.31.2016
		ThCh$	ThCh$
LIABILITIES AND EQUITY
LIABILITIES
Current Liabilities:
Other financial liabilities	15	67,981,405	64,800,570
Trade and other accounts payable	16	257,519,477	242,836,356
Accounts payable to related parties	11.2	33,961,437	44,120,335
Provisions	17	2,676,418	682,778
Income taxes payable	9.3	3,184,965	10,828,593
Employee benefits current provisions	12	35,955,643	35,653,431
Other non-financial liabilities	18	27,007,977	20,612,791
Total Current Liabilities		428,287,322	419,534,854

Other financial liabilities	15	675,767,201	721,570,587
Trade and other payables	16	1,132,926	9,509,827
Provisions	17	62,947,748	72,399,115
Deferred income tax liabilities	9.5	125,204,566	125,608,802
Post-employment benefit liabilities	12	8,286,355	8,157,745
Other non-financial liabilities	18	—	158,790
Non-Current Liabilities:		873,338,796	937,404,866

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		335,523,254	295,708,512
Other reserves		185,049,228	254,159,496
Equity attributable to equity holders of the parent		791.310.056	820,605,582
Non-controlling interests		21,923,293	21,564,445
Total Equity		813,233,349	842,170,027
Total Liabilities and Equity		2,114,859,467	2,199,109,747

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

for the periods between January 1 and December 31, 2017, 2016 and 2015

		01.01.2017	01.01.2016	01.01.2015
	NOTE	12.31.2017	12.31.2016	12.31.2015
		ThCh$	ThCh$	ThCh$
Net sales		1,848,878,619	1,777,459,320	1,877,394,256
Cost of sales	23	(1,069,024,964)	(1,033,910,027)	(1,106,706,146)
Gross Profit		779,853,655	743,549,293	770,688,110
Other income	24	550,834	1,760,899	471,569
Distribution expenses	23	(192,927,875)	(183,676,895)	(202,490,792)
Administrative expenses	23	(348,199,321)	(346,202,795)	(352,600,846)
Other expenses	25	(16,701,471)	(22,765,167)	(21,983,048)
Other (loss) gains	27	(2,537,269)	(3,387,377)	(6,301,121)
Financial income	26	11,194,375	9,661,692	10,118,375
Financial expenses	26	(55,220,369)	(51,374,971)	(55,669,217)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	13.3	(80,360)	(262,582)	(2,327,829)
Foreign exchange differences		(1,370,910)	(67,518)	(2,856,370)
Income by indexation units		(3,762,930)	(6,378,375)	(7,308,343)
Net income before income taxes		170,798,359	140,856,204	129,740,488
Income tax expense	9.4	(51,797,634)	(48,807,093)	(41,642,562)
Net income		119,000,725	92,049,111	88,097,926

Net income attributable to
Equity holders of the parent		117,835,790	90,525,991	87,863,484
Non-controlling interests		1,164,935	1,523,120	234,442
Net income		119,000,725	92,049,111	88,097,926

		Ch$	Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	19.5	118.56	91.08	88.4
Earnings per Series B Share	19.5	130.42	100.19	97.24

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the periods between January 1 and December 31, 2017, 2016 and 2015

	01.01.2017	01.01.2016	01.01.2015
	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Net income	119,000,725	92,049,111	88,097,926
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(329,477)	(29,423)	(744,445)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(68,831,435)	148,686	(119,212,803)
Gain (losses) from cash flow hedges	(813,844)	(42,836,575)	31,134,391
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	84,017	7,060	148,877

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	232,666	(2,431,408)	4,604,711
Income tax related to cash flow hedges	167,348	13,301,186	(10,172,792)
Total comprehensive income	49,510,000	60,208,637	(6,144,135)
Total comprehensive income attributable to:
Equity holders of the parent	48,725,522	59,704,657	(5,894,668)
Non-controlling interests	784,478	503,980	(249,467)
Total comprehensive income	49,510,000	60,208,637	(6,144,135)

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity for the periods between January 1 and December 31, 2017, 2016 and 2015

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2017	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027
Changes in Equity
Comprehensive Income
- Net income	—	—	—	—	—	—	117,835,790	117,835,790	1,164,935	119,000,725
- Other comprehensive income	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	—	(69,110,268)	(380,457)	(69,490,725)
- Total Comprehensive income	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	117,835,790	48,725,522	784,478	49,510,000
Dividends	—	—	—	—	—	—	(78,021,048)	(78,021,048)	(425,630)	(78,446,678)
Total changes in equity	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	39,814,742	(29,295,526)	358,848	(28,936,678)
Ending balance as of 12/31/2017	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2016	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300
Changes in Equity
Comprehensive Income
- Net income	—	—	—	—	—	—	90,525,991	90,525,991	1,523,120	92,049,111
- Other comprehensive income	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	—	(30,821,334)	(1,019,140)	(31,840,474)
- Total Comprehensive income	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	90,525,991	59,704,657	503,980	60,208,637
Dividends	—	—	—	—	—	—	(69,572,910)	(69,572,910)	—	(69,572,910)
Total changes in equity	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	20,953,081	(9,868,253)	503,980	(9,364,273)
Ending balance as of 12/31/2016	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2015	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733
Changes in Equity
Comprehensive Income
- Net income	—	—	—	—	—	—	87,863,484	87,863,484	234,442	88.097.926
- Other comprehensive income	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	—	(93,758,152)	(483,909)	(94.242.061)
- Total Comprehensive income	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	87,863,484	(5.894.668)	(249,467)	(6.144.135)
Dividends	—	—	—	—	—	—	(60,925,992)	(60,925,992)	(393,306)	(61,319,298)
Total changes in equity	—	(114,161,459)	20,961,599	(558,292)	—	(93,758,152)	26,937,492	(66,820,660)	(642,773)	(67,463,433)
Ending balance as of 12/31/2015	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

for the periods between January 1 and December 31, 2017, 2016 and 2015

		01.01.2017	01.01.2016	01.01.2015
Cash flows provided by (used in) Operating Activities	NOTE	12.31.2017	12.31.2016	12.31.2015
		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,388,420,701	2,415,467,366	2,406,656,125
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,495,009,304)	(1,624,748,620)	(1,569,343,254)
Payments to and on behalf of employees		(221,146,637)	(210,545,781)	(213,532,202)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(333,155,023)	(280,846,689)	(275,697,786)
Dividend received		1,540,090	745,805	1,250,000
Interest payments		(53,103,434)	(49,931,807)	(57,963,479)
Interest received		8,240,023	8,610,102	7,463,013
Income tax payments		(40,654,077)	(25,721,727)	(26,322,106)
Other cash movements (tax on bank debits Argentina and others)		(7,171,991)	(9,582,089)	(7,601,081)
Net cash flows provided by (used in) Operating Activities		247,960,348	223,446,560	264,909,230

Cash flows provided by (used in) Investing Activities
Investment in associates	13.2	(15.570.161)	(17,586,575)	(915,069)
Proceeds from sale of Property, plant and equipment		99,421	70,431	1,969,878
Purchase of Property, plant and equipment		(168,857,680)	(128,217,485)	(112,399,528)
Purchase of intangible		(11,923,449)	—	—
Proceeds from other long-term assets (term deposits over 90 days)		81,258,426	109,824,298	106,609,849
Purchase of other long-term assets (term deposits over 90 days)		(41,059,494)	(77,789,768)	(95,008,674)
Payments on forward, term, option and financial exchange agreements		1,374,638	(217,218)	(3,387,526)
Other payments on acquisition of financial instruments	5.b.2	(14,153,111)	—	—
Net cash flows provided by (used in) Investing Activities		(168,831,410)	(113,916,317)	(103,131,070)

Cash Flows generated from (used in) Financing Activities

Proceeds from short-term loans obtained		71,801,741	22,188,721	89,423,068
Loan payments		(70,433,452)	(47,288,156)	(130,503,764)
Financial lease liability payments		(4,745,884)	(5,533,160)	(3,160,000)
Dividend payments by the reporting entity		(74,968,175)	(67,591,930)	(54,319,681)
Net cash flows provided by (used in) generated by Financing Activities		(78,345,770)	(98,224,525)	(98,560,377)

Net increase in cash and cash equivalents before exchange differences		783,168	11,305,718	63,217,783
Effects of exchange differences on cash and cash equivalents		(5,804,932)	797,223	(13,571,278)
Net decrease in cash and cash equivalents		(5,021,764)	12,102,941	49,646,505
Cash and cash equivalents — beginning of year	4	141,263,880	129,160,939	79,514,434
Cash and cash equivalents - end of year	4	136,242,116	141,263,880	129,160,939

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (previously the Superintendence of Securities and Insurance pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. The Company has distribution licenses from The Coca-Cola Company in all its territories: Chile, Brazil, Argentina and Paraguay. Licenses for the territories in Chile expire in 2018 and 2019. In Argentina in 2022; in Brazil in the renewal process and in Paraguay they expire in 2020. The Coca-Cola Company chooses to grant all these licenses, and they are expected to be renewed under similar conditions on the date of expiration.

As of December 31, 2017, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1    Periods covered

These Consolidated financial statements encompass the following periods:

Consolidated Statement of Financial Position: As of December 31, 2017, and December 31, 2016.

Consolidated Income Statements by Function and Comprehensive Income: For the periods between January 1 and December 31, 2017, 2016 and 2015.

Consolidated Statements of Direct Cash Flows: For the periods between January 1 and December 31, 2017, 2016 and 2015.

Consolidated Statements of Changes in Equity:  Balance and movements between January 1 and December 31, 2017, 2016 and 2015.

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

The Company’s 2017 local statutory consolidated financial statements in spanish were approved by the Company’s Board of Directors on February 27, 2018, with subsequent events first being considered through that date. Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December 31, 2017 and 2016 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended. Those consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 19, 2018 meeting.

Included in this 2017 consolidated financial statements are consolidated statement of financial position as of December 31, 2017 and 2016, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes  in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2017, 2016 and 2015. This three year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission. The accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements. This three year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 26, 2018, with subsequent events considered through this later date.

These Consolidated Financial Statements have been prepared, based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof.

2.3          Basis of consolidation

2.3.1       Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of December 31, 2017 and 2016, and results of operations for the periods between January 1 and December 31, 2017, 2016 and 2015, and cash flows for the periods between January 1 and December 31, 2017, 2016 and 2015. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. All acquisition related costs are expensed in the period incurred.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2017			12-31-2016
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

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

•      Argentinean operations

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

The exchange rates and value of the UF at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2017	614.75	185.84	32.96	26,798.14	0.110	739.15
12.31.2016	669.47	205.42	42.13	26,347.98	0.116	705.60
12.31.2015	710.16	181.87	54.46	25,629.09	0.1217	774.61

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

(ii)       Revenue and expenses of the income statement are translated at average exchange rates for the period; and

(iii)      All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$Brazilian Real
Embotelladora del Atlántico S.A.	A$Argentinean Peso
Andina Empaques Argentina S.A.	A$Argentinean Peso
Paraguay Refrescos S.A.	G$Paraguayan Guaraní

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

Historical cost of Property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between the valuation of liabilities at fair value and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

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

If there are items available for sale and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7            Intangible assets and Goodwill

2.7.1          Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

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

2.7.2         Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination.  Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

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

At the close of each period, the Company assesses if there is evidence of impairment for any asset or group of financial assets. As of December 31, 2017 and 2016, there are no signs impairment in any of the Company’s financial assets.

2.9.1       Financial assets at fair value through profit or loss

Fair value financial assets with changes in results are financial assets available for sale in the short term. A financial asset is classified under this category if it is acquired mainly for selling it in the short term.  Assets in this category are classified in current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the fiscal year in which they are generated.

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

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company and its subsidiaries may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in consolidated administrative expenses.

2.9.3          Financial assets held to maturity

Other financial assets correspond to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income.

2.10           Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations.

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

2.10.1        Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

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

2.10.2        Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39. As of December 31, 2017, 2016 and 2015, the Company had no implicit derivatives.

Fair value hierarchy

The Company records assets and liabilities as of December 31, 2017 and December 31, 2016, based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

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

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and supplies are stated at the lower of cost or net realizable value.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables and other accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short-term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents includes cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities of less than 90 day.

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

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

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

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

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

b)        Finance leases

Leases of Property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases that are capitalized at the inception of the lease of the item of Property, plant and equipment at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20           Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated number of bottles in circulation, and a historical average weighted value per bottle or containers.

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

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22        Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in the income statement after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.23                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s consolidated financial statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.24                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements.

2.24.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

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

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

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

2.25.1       New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2017.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below. The Company has applied these rules concluding that they will not significantly affect the financial statements.

	Amendments and/or Improvements	Mandatory Application Date
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2017
IAS 7	Statements of Cash Flows	January 1, 2017
IAS 12	Income Tax	January 1, 2017

2.25.2     New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2018.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, but are still not effective at the date of these financial statements, are detailed below. The Company has not performed an early application of these rules:

	New Standards	Mandatory application date
IFRS 9	Financial Instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advanced Considerations	January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

IFRS 9 “Financial Instruments”

The final version of IFRS 9 Financial Instruments was issued in July 2014, incorporating all the phases of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement.  This standard includes new requirements based on classification and measurement principles, it introduces a “more prospective” model for expected credit losses for impairment accounting and a significantly reformed focus for hedge accounting. Entities will also have the option of early application of accounting for income and losses for changes in fair value regarding “own credit risk” for financial liabilities set at fair value with changes in profit and loss, without applying other IFRS 9 requirements. It is mandatorily effective for periods beginning on or after 1 January 2018.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 Revenue from Contracts with Customers, issued in May 2014 is a new standard applicable to all contracts with customers, except leases, financial instruments and insurance contracts.  It is a joint project with the FASB to eliminate differences upon recognizing revenue between IFRS and US GAAP.  This new standard pretends to improve inconsistencies and weaknesses of IAS 18 and deliver a model that will facilitate comparability of companies in different industries and regions. It grants a new model for recognizing revenue and more detailed requirements for contracts with multiple elements.  It also requires more detailed disclosure.  It is mandatorily effective for periods beginning on or after January 1, 2018.

The standard also presents a single comprehensive model for accounting of revenue from customer contracts and replaces the most recent revenue recognition guide, including industry-specific guidance. This comprehensive model introduces a five-step approach to recognizing revenue: 1) identification of the contract; 2) Identify performance obligations in the contract; 3) Determine the price of the transaction; 4) Assign the price of the transaction to each performance obligation in the contract; 5) Recognize revenue when the entity satisfies the performance obligation. Additionally, an entity must disclose sufficient information to allow users of the financial statements to understand the nature, amount, measure of time and uncertainty of revenue and cash flows derived from contracts with customers.

With regards to the reporting segment of Embotelladora Andina, revenue channels are mainly related to the sale of finished product and the delivery of promotional products, which are currently being recognized in the statement of income when the Company transfers these products to the customers. These revenue channels are supported by contracts with different retailers through traditional and modern channels, in which prices with such customers are constantly negotiated due to the high turnover of the Company’s products and in order to remain competitive in the market.

The Company has completed the assessment process of the possible impacts that the adoption of IFRS 15 represents for the consolidated financial statements. As part of the process, management has concluded they have no significant impact on the Company’s consolidated financial statements. The company will use the modified retrospective transition method.

The Company analyzing the presentation of certain municipal and sales taxes in the Argentinean Operation, which today are presented deducting Revenues. The gross tax amount of the Argentinean Operation amounts to ThCh$15,927,999 and represents 0.87% of Consolidated Revenues. Regarding the recognition and valuation of this tax, we have concluded that there is no impact on the Consolidated Financial Statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advanced Considerations”

The Interpretation addresses the way to determine the date of the transaction in order to establish the exchange rate to be used on the initial recognition of the related asset, expense or income (or the corresponding part of these) in the de-recognition of accounts of a non-monetary asset or liability arising from the payment or collection of advanced consideration in foreign currency, for this purpose the date of the transaction corresponds to the moment in which an entity initially recognizes the non-monetary asset or liability arising from the payment or collection of the advanced consideration.  If there are multiple advanced payments or collections, the entity shall determine a transaction date for each advanced consideration payment or collection.

This Interpretation will be applied for annual periods beginning January 1, 2018.  An entity shall disclose the application of this Interpretation to previous periods.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets the definition of a lease agreement and specifies the accounting treatment of assets and liabilities arising from these contracts from the point of view of the lessor and lessee. The new standard does not differ significantly from the preceding standard, IAS 17 Leases, regarding accounting treatment from the point of view of the lessor. However, from the point of view of the lessee, the new standard requires the recognition of assets and liabilities for the majority of leasing contracts. IFRS 16 will be mandatory for annual periods beginning after January 1, 2019. Early application is permitted if adopted together with IFRS 15 Revenue from Contracts with Customers.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB issued IFRIC Interpretation 23, clarifying the application of recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about the tax treatments. This interpretation shall be applied for annual periods beginning after January 1, 2019.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

	Amendments and Improvements	Mandatory application date
IAS 28	Investments in Associates and Joint Ventures	January 1, 2018
IFRS 3	Business Combinations	January 1, 2019
IFRS 9	Financial Instruments	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 28	Investments in Associates	January 1, 2019
IFRS 10	Consolidated Financial Statements	To be define

IAS 28 “Investments in associates and joint ventures”

The amendment clarifies that an entity that is a venture capital organization, or another qualifying entity, can choose in the initial recognition to assess its investments in associates and joint ventures at fair value with changes in results. If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, it may choose to keep the measurement at fair value applied by its associate. The modifications must be applied retrospectively, and are effective beginning January 1, 2018, allowing early application.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

IFRS 3 “Business Combinations”

The amendments clarify that when an entity gets control of an entity that is a joint venture, the requirements for a phased business combination are applicable, including the interests previously held on the assets and liabilities of a joint venture presented at fair value. The amendments must apply to business combinations made after January 1, 2019. Early application is allowed.

The entity will assess the impact of the amendment once it becomes effective.

IFRS 9 “Financial Instruments — Payments with negative compensation”

A debt instrument can be measured at amortized cost, cost or at fair value through another comprehensive result, provided that the contractual cash flows are only principal and interest payments on the outstanding principal capital and the instrument is carried out within the business model for that classification. Amendments to IFRS 9 aim to clarify that a financial asset meets the criterion of only principal plus interest payments regardless of the event or circumstance that causes the anticipated termination of the contract or of which party pays or receives reasonable compensation for early termination of the contract.

Amendments to IFRS 9 shall apply when prepayment is approximate to unpaid capital and interest amounts in such a way as to reflect the change in reference interest rate. This implies that prepayments at fair value or for an amount including the fair value of the cost of an associated hedging instrument will normally satisfy the criterion only principal payments plus interest only if other elements of the change in fair value, such as the effects of credit risk or liquidity are not representative. Application begins January 1, 2019 and will be retrospectively performed with early adoption allowed.

The Company will assess the impact of the amendment once it becomes effective.

IFRS 11 “Joint Arrangements”

The amendment affects joint arrangements on interests previously held in a joint operation. A participating party, but that does not have the joint control of a joint operation could gain control if the joint operation activity constitutes a business as defined by IFRS 3. The amendments clarify that the interests previously maintained in that joint operation are not re-measured at the time of the operation. The amendments shall apply to transactions in which the joint control is acquired after January 1, 2019. Early application is allowed.

The Company will assess the impact of the amendment once it becomes effective.

IAS 12 “Income Taxes”

The amendments clarify that the income tax on dividends generated by financial instruments classified as equity are more directly linked to past transactions or events that generated distribution of profits than distribution to the owners. Therefore, an entity recognizes income tax on dividends in results, other comprehensive income or equity, according to where the entity originally recognized those transactions or past events. The amendments shall apply to dividends recognized after January 1, 2019.

The Company will assess the impact of the amendment once it becomes effective.

IAS 23 “Borrowing Costs”

The amendments clarify that an entity treats any indebtedness originally made to develop a qualified asset as a general loan when substantially all the activities necessary to culminate that asset for use or sale are complete. Amendments should be applied beginning January 1, 2019.

The Company will assess the impact of the amendment once it becomes effective.

IAS 28 Investments in Associates

The amendments clarify that an entity applies IFRS 9 Financial Instruments for long-term investments in associates or joint ventures for those investments that do not apply the equity method but which, in substance, is part of the net investment in the associate or joint venture. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests. Entities should apply the amendments retrospectively, with certain exceptions, and shall become effective beginning January 1, 2019. Early application is allowed.

The Company will assess the impact of the amendment once it becomes effective.

IAS 28 “Investment in Associates and Joint Ventures” and IFRS 10 “Consolidated Financial Statements”

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the accounting of the sale or contribution of goods between an investor and its associate or joint venture. The amendments, issued in September 2014, stipulate that when the transaction involves a business (whether in a subsidiary or not), all of the generated gain or loss is recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory date of application of these changes is to be determined because IASB plans a thorough investigation that may result in a simplified accounting of associates and joint ventures. Early adoption is permitted.

The Company will assess the impact of the amendment once it becomes effective.

IFRS 10 “Consolidated Financial Statements”

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between the requirements of 10 IFRS and IAS 28 (2011) in the treatment of the contribution or sale of goods between an investor and the associate or joint venture. Amendments, issued in September of 2014, established that when the transaction involves a business (both in a subsidiary or not) it recognizes all profit or loss generated. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The date of mandatory application of these modifications is to be determined since IASB plans an in-depth investigation that may result in a simplification of accounting of associates and joint ventures. Immediate adoption is permitted.

The Company will assess the impact of the amendment once it becomes effective.

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

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

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

Expenses and income related to corporate management, have been assigned to the Chilean soft drinks segment, since Chile is the country that manages and pays corporate expenses, which would also be substantially incurred, independent to the existence of foreign subsidiaries.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2017	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	391,629,010	444,872,352	387,545,053	113,314,824	(96,999)	1,337,264,240
Other beverages	160,244,448	99,712,939	216,352,694	27,962,406	—	504,272,487
Packaging	—	9,202,768	—	—	(1,860,876)	7,341,892
Net sales	551,873,458	553,788,059	603,897,747	141,277,230	(1,957,875)	1,848,878,619
Cost of sales	(328,579,003)	(294,370,581)	(362,686,353)	(85,346,902)	1,957,875	(1,069,024,964)
Distribution expenses	(54,777,094)	(87,032,428)	(43,483,958)	(7,634,395)	—	(192,927,875)
Administrative expenses	(110,969,260)	(106,504,163)	(109,095,660)	(21,630,238)	—	(348,199,321)
Finance income	19,057,630	2,116,590	6,575,528	257,906	(16,813,279)	11,194,375
Finance expense	(32,594,796)	(4,663,527)	(34,767,713)	(7,612)	16,813,279	(55,220,369)
Interest expense, net.	(13,537,166)	(2,546,937)	(28,192,185)	250,294	—	(44,025,994)
Share of the entity in income of associates	246,084	(243)	(326,201)	—	—	(80,360)
Income tax expense	(16,871,257)	(17,683,875)	(13,719,506)	(3,522,996)	—	(51,797,634)
Other income (loss)	(11,312,509)	(10,441,173)	(1,855,039)	(213,025)	—	(23,821,746)
Net income of the segment reported	16,073,253	35,208,659	44,538,845	23,179,968	—	119,000,725

Depreciation and amortization	42,688,326	17,648,018	27,879,514	10,948,033	—	99,163,891

Current assets	223,245,173	97,529,488	132,815,545	30,419,844	—	484,010,050
Non-current assets	636,482,010	96,532,150	663,556,969	234,278,288	—	1,630,849,417
Segment assets, total	859,727,183	194,061,638	796,372,514	264,698,132	—	2,114,859,467

Carrying amount in associates and joint ventures accounted for using the equity method, total	33,789,538	—	53,019,531	—	—	86,809,069
Capital expenditures and other	64,480,973	40,347,989	91,198,657	14,476,783	—	210,504,402

Current liabilities	169,508,083	105,886,744	135,595,155	17,297,339	—	428,287,321
Non-current liabilities	463,997,113	1,368,167	393,125,740	14,847,776	—	873,338,796
Segment liabilities, total	633,505,196	107,254,911	528,720,895	32,145,115	—	1,301,626,117

Cash flows provided by in Operating Activities	79,451,122	38,904,028	98,783,329	30,821,869	—	247,960,348
Cash flows (used in) provided by Investing Activities	(49,677,671)	(40,344,994)	(64,331,960)	(14,476,785)	—	(168,831,410)
Cash flows (used in) provided by Financing Activities	(91,800,089)	16,891,759	(3,437,442)	—	—	(78,345,770)

For the period ended December 31, 2016	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	391,479,133	424,427,824	389,048,385	106,953,951	(334,784)	1,311,574,509
Other beverages	148,948,285	83,518,724	201,097,188	25,051,552	—	458,615,749
Packaging	—	9,112,468	—	—	(1,843,406)	7,269,062
Net sales	540,427,418	517,059,016	590,145,573	132,005,503	(2,178,190)	1,777,459,320
Cost of sales	(319,213,825)	(279,308,400)	(359,156,149)	(78,409,843)	2,178,190	(1,033,910,027)
Distribution expenses	(52,540,986)	(80,066,734)	(44,107,337)	(6,961,838)		(183,676,895)
Administrative expenses	(117,615,991)	(97,788,860)	(109,345,331)	(21,452,613)		(346,202,795)
Finance income	2,426,279	1,095,411	5,800,712	339,290		9,661,692
Finance expense	(16,262,215)	(587,216)	(34,504,760)	(20,780)		(51,374,971)
Interest expense, net*	(13,835,936)	508,195	(28,704,048)	318,510	—	(41,713,279)
Share of the entity in income of associates	717,947	—	(980,529)	—	—	(262,582)
Income tax expense	(19,763,700)	(17,427,278)	(8,911,762)	(2,704,353)	—	(48,807,093)
Other income (loss)	(13,481,333)	(8,284,072)	(9,322,611)	250,478	—	(30,837,538)
Net income of the segment reported	4,693,594	34,691,867	29,617,806	23,045,844	—	92,049,111

Depreciation and amortization	43,619,318	16,445,143	25,666,094	11,603,897	—	97,334,452

Current assets	251,357,854	115,280,140	150,820,924	35,283,479	—	552,742,397
Non-current assets	644,817,201	98,810,807	659,123,444	243,615,898	—	1,646,367,350
Segment assets, total	896,175,055	214,090,947	809,944,368	278,899,377	—	2,199,109,747

Carrying amount in associates and joint ventures accounted for using the equity method, total	23,854,602	—	53,343,179	—	—	77,197,781
Capital expenditures and other	47,755,389	37,029,524	51,779,625	9,239,522	—	145,804,060

Current liabilities	137,438,744	134,624,014	130,279,607	17,192,489	—	419,534,854
Non-current liabilities	509,625,208	(1,981,066)	413,749,384	16,011,340	—	937,404,866
Segment liabilities, total	647,063,952	132,642,948	544,028,991	33,203,829	—	1,356,939,720

Cash flows provided by Operating Activities	71,077,982	54,162,992	67,963,682	30,241,904	—	223,446,560
Cash flows (used in) provided by Investing Activities	(15,781,118)	(37,017,204)	(51,873,047)	(9,244,948)	—	(113,916,317)
Cash flows (used in) provided by Financing Activities	(23,591,062)	(17,777,191)	(36,806,173)	(20,050,099)	—	(98,224,525)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended December 31, 2015	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	375,993,430	523,460,939	417,508,814	105,709,646	(281,091)	1,422,391,738
Other beverages	138,739,166	93,409,514	189,538,968	24,329,754	—	446,017,402
Packaging	—	10,387,685	—	—	(1,402,569)	8,985,116
Net sales	514,732,596	627,258,138	607,047,782	130,039,400	(1,683,660)	1,877,394,256
Cost of sales	(309,387,177)	(351,139,902)	(369,212,113)	(78,650,614)	1,683,660	(1,106,706,146)
Distribution expenses	(51,642,087)	(97,485,454)	(46,571,390)	(6,791,861)	—	(202,490,792)
Administrative expenses	(105,959,018)	(115,611,438)	(109,802,964)	(21,227,426)	—	(352,600,846)
Finance income	1,859,795	1,669,559	6,239,526	349,495	—	10,118,375
Finance expense	(16,699,299)	(3,916,370)	(35,021,529)	(32,019)	—	(55,669,217)
Interest expense, net*	(14,839,504)	(2,246,811)	(28,782,003)	317,476	—	(45,550,842)
Share of the entity in income of associates accounted for using the equity method, total	777,620	—	(3,105,449)	—	—	(2,327,829)
Income tax expense	(14,949,823)	(16,740,817)	(6,887,666)	(3,064,256)	—	(41,642,562)
Other income (loss)	(15,363,727)	(9,902,996)	(10,809,496)	(1,901,094)	—	(37,977,313)
Net income of the segment reported	3,368,880	34,130,720	31,876,701	18,721,625	—	88,097,926

Depreciation and amortization	40,083,270	21,171,806	26,572,048	12,805,208	—	100,632,332

Current assets	256,380,151	111,228,338	145,809,121	33,992,246	—	547,409,856
Non-current assets	668,605,326	102,027,611	631,923,188	259,395,043	—	1,661,951,168
Segment assets, total	924,985,477	213,255,949	777,732,309	293,387,289	—	2,209,361,024

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,793,784	—	36,396,762	—	—	54,190,546
Capital expenditures and other	50,042,740	30,056,170	25,745,746	7,469,941	—	113,314,597

Current liabilities	81,766,688	113,185,338	164,173,404	21,448,780	—	380,574,210
Non-current liabilities	571,635,493	6,708,979	381,506,922	17,401,120	—	977,252,514
Segment liabilities, total	653,402,181	119,894,317	545,680,326	38,849,900	—	1,357,826,724

Cash flows provided by in Operating Activities	105,897,100	83,290,552	66,272,643	9,448,935	—	264,909,230
Cash flows (used in) provided by Investing Activities	(40,431,754)	(28,732,653)	(29,150,493)	(4,816,170)	—	(103,131,070)
Cash flows (used in) provided by Financing Activities	(50,804,304)	(15,529,951)	(31,576,973)	(649,149)	—	(98,560,377)

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
By item
Cash	139,835	361,797
Bank balances	29,234,531	27,536,924
Time deposits	10,616,688	1,879
Mutual funds	96,251,062	113,363,280
Total cash and cash equivalents	136,242,116	141,263,880

	ThCh$	ThCh$
By currency
Dollar	6,973,298	53,073,628
Euro	17,245	4,926
Argentine Peso	19,681,449	5,105,633
Chilean Peso	80,985,719	48,891,546
Paraguayan Guaraní	6,804,997	8,115,946
Brazilian Real	21,779,408	26,072,201
Total cash and cash equivalents	136,242,116	141,263,880

4.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows:

Placement	Institution	Currency	Principal	Annual rate	12.31.2017
			ThCh$	%	ThCh$
12/29/2017	Banco Santander	Chilean pesos	7,500,000	2.52%	7,516,275
12/29/2017	Banco Santander	Chilean pesos	2,700,000	2.40%	2,700,360
12/29/2017	Banco Santander	Chilean pesos	400,000	2.40%	400,053
Total					10,616,688

Placement	Institution	Currency	Principal	Annual rate	12.31.2016
			ThCh$	%	ThCh$
12/7/2016	Banco Galicia	Argentinean pesos	1,853	17.00%	1,879
Total					1,879

4.2                               Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2017	12.31.2016
	ThCh$	ThCh$
Mutual fund Itaú - Chile	—	1,500,306
Mutual fund Banco Estado - Chile	9,002,000	14,375,037
Fima fund Saving Plus C - Argentina	8,275,073	—
Mutual fund Itaú - Brazil	4,922,923	9,097,387
Mutual fund Santander - Brazil	4,748,368	6,287,332
Mutual fund Bradesco - Brazil	5,046,882	6,299,734
Mutual fund Corporativo Banchile - Chile	17,645,940	6,305,390
Mutual fund Banco Security - Chile	14,242,343	5,214,179
Mutual fund Banco Bice - Chile	—	4,616,379
Fima fund Saving Pesos C - Argentina	8,308,664	—
Mutual fund Banco Santander - Chile	—	8,242,619
Wester Asset Institutional Cash Reserves - USA	3,740,526	46,207,447
Mutual fund Larrain Vial - Chile	6,349,486	—
Mutual fund BTG - Chile	5,823,608
Fima fund Primium B - Argentina	1,495,556	3,717,158
Mutual fund Scotiabank - Chile	5,878,523	1,500,312
Citi Institutional Liquid Reserves Limited. (C.GAM)	771,170	—
Total mutual funds	96,251,062	113,363,280

NOTE 5 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion 2017

a.1 Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rat	12.31.2017
				ThCh$	%	ThCh$
08-09-2017	02-12-2018	Banco Santander - Chile	Unidad de fomento	7,000,000	1.04%	7,082,167
09-25-2017	02-26-2018	BCI	Unidad de fomento	1,500,000	1.36%	1,516,454
09-25-2017	05-28-2018	Banco Santander - Chile	Unidad de fomento	5,000,000	0.94%	5,049,376
06-13-2017	03-15-2018	Vatorantim	Brazilian reais	20,013	8.82%	21,145
Subtotal						13,669,142

a.2 Rights in Forward Contracts

Rights in Forward Contracts — Forward (see details in Note 20)						469,019
Subtotal						469,019
Total other Financial Assets, current						14,138,161

b)             Non-current 2017

b.1                             Rights in forward contracts

12.31.2017
ThCh$

Rights in forward contracts (see note 20)	61,898,833
Sub total	61,898,833

b.2 Rights in other companies

12.31.2017
ThCh$
Rights in Ades (*) manufacturing companies	14,153,111
Increase (decrease) in foreign currency exchange	(1,792,859)
Subtotal	12,360,252
Total Other Financial Assets, non-current	74,259,085

(*) On December 27, 2016, Coca-Cola Andina confirmed to The Coca-Cola Company its decision to participate in the “AdeS” business and commercialize said products in all its franchise territories,  As a result, the operation materialized on March 28, 2017, and pursuant to the agreements, implied a disbursement of US$39 million, ThCh$14,153,111 were allocated to the purchase of rights in the manufacturing company “AdeS” and ThCh$11,923,449 were allocated to distribution rights of the “AdeS” products.  The rights in the acquired companies are distributed as follows:

•                  Purchase of 13.0% interest in the Argentine company Alimentos de Soya S.A. for ThCh$9,661,283.

•                  Purchase of 8.5% interest in the Brazilian company UBI 3 Participações Ltda. for ThCh$4,491,828.

a)             Current portion 2016

a. 1 Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2016
				ThCh$	%	ThCh$
01-15-2016	01-04-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.35%	5,207,907
02-25-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	6,000,000	1.09%	6,209,086
04-22-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.25%	5,135,282
06-24-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.11%	5,088,450
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	7,000,000	1.50%	7,072,864
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	3,000,000	1.24%	3,028,570
10-19-2016	02-24-2017	Banco HSBC - Chile	Unidad de fomento	2,000,000	2.30%	2,017,503
11-09-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	3.48%	5,038,755
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	10,000,000	2.85%	10,046,439
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	5,000,000	2.85%	5,023,219
03-15-2016	03-15-2017	Banco Votoratim - Brazil	Brazilian reais	19,926	8.82%	21,632
Subtotal						53,889,707

a.2 Rights in Forward Contracts
Rights in Forward Contracts (see details in Note 20)						4,678,343

a.3 Funds in Guaranty
Funds in guaranty for Rofex derivative operations — Argentina (1)						1,584,577
Total other Financial Assets, current						60,152,627

(1) Corresponds to funds that must be restricted in accordance with the partial results of derivative operations in Argentina.

b)             Non-current portion 2016

12.31.2016
ThCh$
Derivative futures contracts
Derivative futures contracts (see note 20)	80,180,880
Total other non-current financial assets	80,180,880

NOTE 6 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1 Other current, non-financial assets

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Description
Prepaid expenses	4,839,465	5,689,560
Tax credit remainder	169,120	—
Guarantee deposit (Argentine)	6,608	11,226
Disbursements of property, plant & equipment on behalf of Coca-Cola del Valle New Ventures S.A. (1)	—	1,991,167
Other current assets	596,668	909,256
Total	5,611,861	8,601,209

Note 6.2   Other non-current, non-financial assets

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Description
Judicial deposits (see note 21.2)	18,393,546	19,112,974
Prepaid expenses	1,113,154	1,613,989
Fiscal credits	2,287,051	2,975,706
Advance payment to suppliers of property, plant & equipment (2)	24,269,901	11,173,966
Others	1,330,693	370,188
Total	47,394,345	35,246,823

(1)         Corresponds to disbursements of property, plant & equipment performed by subsidiaries of the Andina Group in property, plant & equipment that subsequently will be transferred to the equity investee Coca-Cola del Valle New Ventures S.A.

(2)         Corresponds to advance payments made for the construction of the new “Duque de Caxias” bottling plant in Brazil.

NOTE 7 — TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2017			12.31.2016
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	157,926,958	(3,521,734)	154,405,224	155,792,966	(3,090,160)	152,702,806
Other current debtors	31,015,390	(2,825,453)	28,189,937	30,923,474	(2,827,678)	28,095,796
Current commercial debtors	188,942,348	(6,347,187)	182,595,161	186,716,440	(5,917,838)	180,798,602
Prepayments suppliers	8,057,544	—	8,057,544	8,776,211	—	8,776,211
Other current accounts receivable	778,901	(146,926)	631,975	1,728,859	(779,318)	949,541

Commercial debtors and other current accounts receivable	197,778,793	(6,494,113)	191,284,680	197,221,510	(6,697,156)	190,524,354

Non-current accounts receivable
Trade debtors	58,336	—	58,336	83,881	—	83,881
Other non-current debtors	2,335,322	—	2,335,322	3,443,851	—	3,443,851
Other non-current accounts receivable	2,193	—	2,193	—	—	—
Non-current accounts receivable	2,395,851	—	2,395,851	3,527,732	—	3,527,732
Trade and other receivable	200,174,644	(6,494,113)	193,680,531	200,749,242	(6,697,156)	194,052,086

Stratification of portfolio current and non-current debtors from credit operations

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Up to date non-securitized portfolio until 30 days	151,275,377	148,694,299
31 and 60 days	908,980	1,463,935
61 and 90 days	1,050,476	567,318
91 and 120 days	331,740	909,985
121 and 150 days	709,400	410,944
151 and 180 days	62,834	155,596
181 and 210 days	82,863	245,947
211 and 250 days	538,081	107,679
More than 250 days	3,025,543	3,321,144
Total	157,985,294	155,876,847

The Company has an approximate number of 276,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 65,400 in Chile, 89,200 in Brazil, 64,400 in Argentina and 57,000 in Paraguay.

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Current commercial debtors	157,926,958	155,792,966
Non-current commercial debtors	58,336	83,881
Total	157,985,294	155,876,847

The movement in the allowance for doubtful accounts is presented below:

	12.31.2017	12.31.2016
	ThCh$	ThCh$
Opening balance	6,697,156	5,265,225
Bad debt expense	2,004,958	4,381,803
Provision application	(1,708,602)	(2,650,520)
Change due to foreign exchange differences	(499,399)	(299,352)
Movement	(203,043)	1,431,931
Ending balance	6,494,113	6,697,156

NOTE 8 — INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2017	12.31.2016
	ThCh$	ThCh$
Raw materials (1)	78,216,172	81,841,400
Finished goods	32,097,377	34,304,162
Spare parts and supplies	19,774,056	24,137,074
Work in progress	676,609	670,849
Other inventories	4,134,237	6,668,977
Obsolescence provision (2)	(3,535,451)	(2,913,114)
Total	131,363,000	144,709,348

The cost of inventory recognized as cost of sales as of December 31, 2017 and 2016, is ThCh$1,069,024,964 and ThCh$1,033,910,027, respectively

(1)        Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

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

NOTE 9 — CURRENT AND DEFERRED INCOME TAXES

9.1 Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 that amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which was ratified by the Shareholders’ Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

9.2     Current tax assets

Current tax assets correspond to the following items:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Monthly provisional payments	—	1,330,379
Tax credits (1)	—	371,917
Total	—	1,702,296

(1)         Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations, and additionally income tax recoveries requested by Brazil.

9.3                                       Current tax liabilities

Current tax payable are detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$

Income tax expense	3,184,965	10,828,593

Total	3,184,965	10,828,593

9.4                                       Income tax expense

The current and deferred income tax expenses are detailed as follows:

Item	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$

Current income tax expense	40,183,261	35,902,002	33,322,550
Current tax adjustment previous period	137,455	534,392	(117,316)
Withholding tax expense foreign subsidiaries	6,730,031	7,645,218	7,027,661
Other current tax expense (income)	(5,733)	92,008	1,212,398
Current income tax expense	47,045,014	44,173,620	41,445,293
Income (expense) for the creation and reversal of current tax difference	4,752,620	4,633,473	197,269
Expense (income) for deferred taxes	4,752,620	4,633,473	197,269
Total income tax expense	51,797,634	48,807,093	41,642,562

9.5                                        Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	12.31.2017		12.31.2016
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,978,377	47,179,903	2,127,336	48,561,147
Obsolescence provision	2,215,341	200,979	1,541,553	—
Employee benefits	5,391,796	—	4,383,007	—
Post-employment benefits	61,155	1,020,522	49,900	1,010,779
Tax loss carried-forwards (1)	10,056,534	—	9,928,940	—
Tax Goodwill Brazil	23,195,957	—	31,926,760	—
Contingency provision	31,177,351	—	36,969,451	—
Foreign exchange differences (2)	7,631,498	—	—	2,124,435
Allowance for doubtful accounts	1,155,542	—	1,031,375	—
Coca-Cola incentives (Argentina)	451,790	—	2,408,651	—
Assets and liabilities for placement of bonds	—	1,297,000	—	669,856
Lease liabilities	1,083,010	—	1,767,944	—
Inventories	350,746	—	1,604,538	806.529
Distribution rights	—	163,850,599	—	168,511,436
Others	3,729,093	920,772	2,689,002	353,077
Subtotal	92,478,190	214,469,775	96,428,457	222,037,259
Total liabilities net	3,212,981	125,204,566	—	125,608,802
Total net movement fiscal year	—	121,991,585	—	125,608,802

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil when incurred.

9.6             Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$

Opening Balance	125,608,802	130,201,701	126,126,147
Increase (decrease) in deferred tax	(3,417,011)	(6,409,481)	9,474,186
Increase (decrease) due to foreign currency translation	(200,206)	1,816,582	(5,398,632)
Movements	(3,617,217)	(4,592,899)	4,075,554
Ending balance	121,991,585	125,608,802	130,201,701

9.7             Distribution of domestic and foreign tax expense

The composition of domestic and foreign tax expense is detailed as follows:

Income tax	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Current income taxes
Foreign	(30,258,395)	(24,752,106)	(36,438,137)
Domestic	(16,786,619)	(19,421,514)	(5,007,156)
Current income tax expense	(47,045,014)	(44,173,620)	(41,445,293)

Deferred income taxes
Foreign	(4,667,982)	(4,291,287)	9,745,398
Domestic	(84,638)	(342,186)	(9,942,667)
Deferred income tax expense	(4,752,620)	(4,633,473)	(197,269)
Income tax expense	(51,797,634)	(48,807,093)	(41,642,562)

9.8             Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Net income before taxes	170,798,359	140,856,204	129,740,488
Tax expense at legal rate (25.5%)	(43,553,581)	—	—
Tax expense at legal rate (24.0%)	—	(33,805,489)	(29,191,610)
Effect of a different tax rate in other jurisdictions	(4,971,103)	(9,214,270)	(8,161,392)

Permanent differences:
Non-taxable revenues	9,645,068	6,068,410	11,778,290
Non-deductible expenses	(4,020,729)	(419,761)	(5,557,758)
Effect of tax on excess tax provision previous periods	125,021	86,731	117,316
Effect of tax monetary restatement Chilean companies	(1,465,753)	(1,875,343)	(2,387,349)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(7,556,557)	(9,647,371)	(8,240,059)
Adjustments to tax expense	(3,272,950)	(5,787,334)	(4,289,560)

Tax expense at effective rate	(51,797,634)	(48,807,093)	(41,642,562)
Effective rate	30.6%	34.7%	32.1%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2017	2016	2015
Chile	25.5%	24.0%	22.5%
Brazil	34.0%	34.0%	34.0%
Argentina	35.0%	35.0%	35.0%
Paraguay	10.0%	10.0%	10.0%

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	84,118,716	49,986,111	—	—	84,118,716	49,986,111
Land	96,990,155	91,961,876	—	—	96,990,155	91,961,876
Buildings	222,101,850	230,355,844	(59,716,002)	(57,282,683)	162,385,848	173,073,161
Plant and equipment	431,876,945	453,359,655	(276,043,865)	(262,957,030)	155,833,080	190,402,625
Information technology	20,697,750	19,683,777	(16,070,425)	(13,560,865)	4,627,325	6,122,912
Fixed facilities and accessories	32.990.387	32,616,284	(13,400,510)	(12,150,171)	19,589,877	20,466,113
Vehicles	52,587,886	44,629,827	(23,324,621)	(20,733,402)	29,263,265	23,896,425
Leasehold improvements	115,768	734,100	(108,355)	(543,577)	7,415	190,523
Other Property, plant and equipment (1)	395.823.718	397,539,405	(288,888,898)	(287,488,266)	106,934,818	110,051,139
Total	1,337,303,175	1,320,866,879	(677,552,676)	(654,715,994)	659,750,499	666,150,885

(1)        Other Property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories is detailed as follows:

Other Property, plant and equipment	12.31.2017	12.31.2016
	ThCh$	ThCh$
Bottles	51,876,569	64,020,146
Marketing and promotional assets	42,798,282	38,834,104
Other Property, plant and equipment	12,259,967	7,196,889
Total	106,934,818	110,051,139

The Company has insurance to protect its Property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	: Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuquén, Comodoro Rivadavia, Trelew, and Tierra del Fuego
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria, part of São Paulo and Minas Gerais.
Paraguay	: Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2017	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885
Additions	89,392,003	4,955,929	1,674,734	4,992,508	945,827	(4,161)	1,512,162	13,529	44,451,636	147,934,167
Disposals	—	—	(300,079)	(700,973)	(1,062,530)	—	(173,190)	—	(790,242)	(3,027,014)
Transfers between items of Property, plant and equipment	(41,957,409)	—	3,450,060	24,250,647	1,133,684	2,548,441	2,253,061	—	8,321,516	—
Depreciation expense	—	—	(5,880,770)	(36,026,939)	(2,190,107)	(2,112,681)	(5,303,332)	(61,033)	(45,746,096)	(97,320,958)
Increase (decrease) due to foreign currency translation differences	(13,319,346)	72,350	(9,538,737)	(20,492,851)	(320,634)	(1,307,835)	7,441,057	(34,272)	(7,670,229)	(45,170,497)
Other increase (decrease) (1)	17,357	—	(92,521)	(6,591,937)	(1,827)	—	(362,918)	(101,332)	(1,682,906)	(8,816,084)
Total movements	34,132,605	5,028,279	(10,687,313)	(34,569,545)	(1,495,587)	(876,236)	5,366,840	(183,108)	(3,116,321)	(6,400,386)
Ending balance at December 31, 2017	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499

(1)         Mainly correspond to property, plant & equipment write-offs.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2016	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872
Additions	70,421,863	1,248,433	1,201,903	9,833,490	2,666,593	161,395	338,986	—	38,923,620	124,796,283
Disposals	—	—	(4,598)	(601,444)	—	—	(3,473)	—	(54,861)	(664,376)
Transfers between items of Property, plant and equipment	(53,824,861)	1,643,038	15,471,645	16,202,982	1,062,653	1,709,635	9,015,390	—	8,719,518	—
Depreciation expense	—	—	(5,335,475)	(35,568,436)	(1,910,731)	(2,456,511)	(4,622,348)	(112,805)	(44,120,837)	(94,127,143)
Increase (decrease) due to foreign currency translation differences	(1,235,895)	2,171,876	2,792,916	(1,266,728)	29,148	(1,254,915)	1,783,041	28,383	(3,322,005)	(274,179)
Other increase (decrease) (1)	—	—	(528,160)	(1,577,173)	(45,407)	(250)	(721,876)	—	(1,236,706)	(4,109,572)
Total movements	15,361,107	5,063,347	13,598,231	(12,977,309)	1,802,256	(1,840,646)	5,789,720	(84,422)	(1,091,271)	25,621,013
Ending balance at December 31, 2016	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885

(1)         Mainly correspond to property, plant & equipment write-offs.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2015	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285
Additions	59,639,751	17,987,524	104,132	9,184,539	285,838	—	105,804	—	23,668,047	110,975,635
Disposals	—	—	(16,277)	(228,309)	(245)	—	(4,917)	—	(84,020)	(333,768)
Transfers between items of property, plant and equipment	(46,527,488)	—	10,132,100	9,853,256	1,583,502	1,371,016	8,868,154	5,993	14,713,467	—
Depreciation expense	—	—	(5,069,161)	(35,294,090)	(1,879,341)	(2,512,958)	(3,967,423)	(87,523)	(49,139,913)	(97,950,409)
Increase (decrease) due to foreign currency translation differences	(4,009,318)	(8,046,843)	(17,496,868)	(29,405,268)	(469,797)	(1,606,846)	(2,918,202)	(89,645)	(16,283,975)	(80,326,762)
Other increase (decrease) (1)	—	—	(237,443)	(3,969,027)	(21,157)	—	(146,494)	—	(535,988)	(4,910,109)
Total movements	9,102,945	9,940,681	(12,583,517)	(49,858,899)	(501,200)	(2,748,788)	1,936,922	(171,175)	(27,662,382)	(72,545,413)
Ending balance at December 31, 2015	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872

NOTE 11 — RELATED PARTY DISCLOSURES

Balances and main transactions with related parties are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2017	12.31.2016
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	4,220,936	5,283,410
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	303,866	307,848
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	647.342	180,000
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	16,674	13,827
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	—	3,598
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	181,414	—
Total					5,370,232	5,788,683

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2017	12.31.2016
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	156,492	147,682
Total					156,492	147,682

11.2           Accounts payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2017	12.31.2016
					ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda,	Related to Shareholder	Brazil	Brazilian real	15,891,797	17,345,806
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	—	10,275,931
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	12,458,055	7,284,499
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	2,539,052	3,571,514
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	2,807,572	5,338,180
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	193,685	304,405
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Argentine pesos	71,276	—
Total					33,961.437	44,120,335

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2017
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	140.609.445
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	1.823.190
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2.989.115
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	2.163.225
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	20.865.624
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	12.617.540
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	477.188
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	357.456
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale services and others	Chilean pesos	14.944
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean pesos	2.960.894
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	2.942.690
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42.561.124
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2.650.329
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Chilean pesos	1.676.013
94.627.000-8	Parque Arauco S.A.	Related to director	Chile	Rent of spaces	Chilean pesos	90.032
99.279.000-8	Euroamerica Seguros de Vida S.A.	Related to director	Chile	Purchase of insurance policies	Chilean pesos	312.231
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Chilean pesos	196.738.018
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Chilean pesos	5.099.040
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	272.541.272
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	12.584.231
Foreign	KAIK Participações	Associate	Brazil	Refund and other purchases	Brazilian real	6.614
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	104.103
Foreign	Coca-Cola Peru	Related to Shareholder	Peru	Purchase of concentrate and marketing recovery	U.S. dollar	7.147.534
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	574.881
89.862.200-2	Latam Airlines Group S.A.	Related to director	Chile	Sale of products	Chilean pesos	652.588
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	1.444.162
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilian real	317.565
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	538.546

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2016
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean pesos	129,660,611
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	7,154,023
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,740,351
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,299,634
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	34,144,348
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	Administrative and commercial services	Chilean pesos	180,000
96.891.720-K	Embonor S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	44,310,169
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,749,506
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Sale of finished products	Chilean pesos	115,706,386
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	25,675,184
Foreign	Leão Alimentos e Bebidas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	11,658,142
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Purchase of concentrates	Brazilian real	114,427,713
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	14,680,603
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Advertising participation payment	Argentine pesos	1,751,011
Foreign	Coca-Cola Peru	Related to director	Peru	Purchase of raw materials	Chilean pesos	4,188,812

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2015
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	131,381,786
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,510,007
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,065,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,938,754
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	38,203,461
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	1,946,094
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42,147,579
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,888,054
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	106,510,167
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,953,118
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	16,963,602
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	145,188,901
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	20,555,307
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,662,803
Foreign	Coca-Cola Perú	Related to director	Perú	Sale of finished products	Chilean pesos	3,399,427
Foreign	Sorocaba Refrescos S. A.	Related to Shareholder	Brazil	Purchase of concentrates and advertising participation	Brazilian real	2,986,650

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	6,454,846	6,255,806	6,412,238
Director allowances	1,513,100	1,492,088	1,512,000
Termination of employment contracts benefits	—	79,027	192,920
Accrued benefit in last five years and paid during fiscal year	334,477	314,288	257,683
Total	8,302,423	8,141,209	8,374,841

NOTE 12 — CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Accrued vacations	20,769,275	19,828,622
Employee remuneration payable	15,186,368	15,824,809
Indemnities for years of service	8,286,355	8,157,745
Total	44,241,998	43,811,176

	ThCh$	ThCh$
Current	35,955,643	35,653,431
Non-current	8,286,355	8,157,745
Total	44,241,998	43,811,176

12.1                        Indemnities for years of service

The movements of post-employment benefits that are determined as stated in Note 2 are detailed as follows:

Movements	12.31.2017	12.31.2016
	ThCh$	ThCh$
Opening balance	8,157,745	8,230,030
Service costs	1,727,905	2,059,799
Interest costs	300,755	182,328
Net actuarial losses	(530,059)	536,105
Benefits paid	(1,369,991)	(2,850,517)
Total	8,286,355	8,157,745

12.1.1                       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2017	12.31.2016

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) Mortality assumption tables prescribed for use by the Chilean Financial Market Commission (CMF).

12.2                                Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2017	12.31.2016	12.30.2015
	ThCh$	ThCh$	ThCh$
Wages and salaries	215,715,214	218,944,639	230,854,998
Employee benefits	50,127,117	50,174,153	48,977,105
Severance and post-employment benefits	7,410,936	8,252,502	6,217,204
Other personnel expenses	14,205,259	10,921,843	10,561,935
Total	287,458,526	288,293,137	296,611,242

12.3                                 Number of Employees (unaudited)

Description	12.31.2017	12.31.2016	12.31.2015
Number of employees	15,924	16,296	16,525
Number of average employees	15,784	16,009	15,504

NOTE 13 — INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                                Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2017	12.31.2016	12.31.2017	12.31.2016
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,528,567	18,693,851	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	22,163,333	19,559,114	10.26%	8.82%
Foreign	Kaik Participações Ltda. (2)	Brazil	Brazilian real	1,228,350	1,364,444	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	Brazilian real	189,290	258,928	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	23,079,130	26,091,690	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	Brazilian real	6,359,428	6,069,003	7.52%	7.52%
76.572.588-7	Coca Cola del Valle New Ventures S.A. (3)	Chile	Chilean peso	15,260,971	5,160,751	35.00%	35.00%
Total				86.809.069	77,197,781

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

13.2              Movement

The movement of investments in associates accounted for using the equity method is shown below:

Details	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Opening Balance	77,197,781	54,190,546	66,050,213
Variation of minimum dividends from equity investees	—	—	(217,750)
Dividends received	(1,540,090)	(750,806)	(1,250,000)
Share in operating income	932,340	396,764	(1,613,839)
Unrealized income	85,268	85,266	85,266
Other investment increases in associates (Capital Contributions)	15,570,161	17,586,575	915,069
Increase (Decrease) due to foreign currency translation differences	(5,436,391)	5,689,436	(9,778,413)
Ending Balance	86.809.069	77,197,781	54,190,546

December 31, 2017	Embotelladora del Atlántico	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envase Central S.A.
Total current assests	97,285,008	7,143,561	30,419,844	21,135,712	4,296,412	8,343,734
Total non-current assests	94,369,129	6,413,307	234,278,288	19,691,418	5,876,875	14,243,627
Total current liabilities	109,594,738	2,944,499	17,297,339	14,244,283	3,698,382	7,410,662
Total non-current liabilities	1,339,723	28,444	14,487,776	128,071	157,558	1,710,709
Net sales	544,585,291	20,698,427	141,277,230	68,884,622	14,642,493	39,205,943
Net Income	32,781,977	3,398,080	23,179,968	809,507	452,679	541,927

December 31, 2016	Embotelladora del Atlántico	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envase Central S.A.
Total current assests	110,564,779	6,680,394	35,283,479	19,265,466	4,783,537	8,508,056
Total non-current assests	98,518,204	7,381,968	243,615,898	22,297,712	6,298,423	12,034,286
Total current liabilities	132,431,541	4,061,713	17,192,489	15,246,108	4,884,341	7,333,325
Total non-current liabilities	1,621,792	141,258	16,011,340	445,794	144,250	614,711
Net sales	507,946,578	20,601,647	132,005,503	75,788,427	14,437,818	40,342,848
Net Income	32,268,140	3,754,831	23,045,844	913,880	70,878	1,641,112

December 31, 2015	Embotelladora del Atlántico	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envase Central S.A.
Total current assests	106,560,232	7,156,377	33,992,246	16,976,780	4,092,161	9,033,175
Total non-current assests	96,910,341	7,181,419	259,395,043	20,187,586	5,547,345	12,799,930
Total current liabilities	112,132,723	3,410,663	21,448,780	10,596,366	4,180,302	9,104,102
Total non-current liabilities	6,399,291	309,688	17,401,120	1,163,577	370,502	1,283,473
Net sales	616,870,453	22,162,260	130,039,400	69,587,397	14,012,087	38,417,972
Net Income	30,855,725	3,817,259	(542,264)	(13,018)	152,038	(550,469)

The main movements for the twelve- months ended December 2017 and fiscal year ended December 31, 2016, are the following:

•             During fiscal year 2017 and 2016, Leão Alimentos e Bebidas Ltda. carried out capital increases.  Rio de Janeiro Refrescos Ltda. participated in these capital increases regarding its ownership interest for amounts of ThCh$5,385,161 and ThCh$6,105,732, respectively.

•             During fiscal year 2016, because of corporate restructuring, the Brazilian company Trop Frutas do Brasil Ltda., became part of bottler group of the Coca-Cola system in Brazil.  As a result, Rio de Janeiro Refrescos Ltda. holds a 7.52% direct ownership interest in that company throu7gh a capital contribution of ThCh$ 6,157,150.

•             During fiscal year 2017, Embotelladora Andina S.A. has made capital contributions to Coca-Cola del Valle New Ventures S.A. in the amount of ThCh$10,185,000 (ThCh$ 5,323,693 as of December 31, 2016).

•             During the fiscal year 2017 and 2016, Envases CMF S.A. declared ThCh$1,540,090 and ThCh$750,806 in dividends, respectively. Of the dividends declared for the year 2017 only ThCh$770,045 have been paid.

•             During the twelve months period ended December 31, 2017and fiscal year ended December 2016, Sorocaba Refrescos S.A. did not distribute dividends.

13.3 Reconciliation of share of profit in investments in associates:

Details	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	932,340	396,764	(1,613,839)
Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(1,097,966)	(744,612)	(799,256)
Amortization of Fair Value in Envases CMF S.A.	85,266	85,266	85,266
Income Statement Balance	(80,360)	(262,582)	(2,327,829)

13.4              Summary financial information of associates:

The following table presents summarized information regarding the Company´s equity investees as of December 31, 2017:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	74,308,406	111,697,833	10,851,460	473,226	282,895,158	88,327,243	48,190,779
Total liabilities	36,654,412	54,000,005	35	—	79,689,080	11,407,361	4,594,308
Total revenue	49,924,142	52,507,920	(137,002)	469,509	198,216,570	3,345,146	—
Net income (loss) of associate	2,405,060	(1,541,788)	(137,002)	469,509	(157,266)	1,927,448	(248,532)

Reporting date	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	11/30/2017

NOTE 14 — INTANGIBLE ASSETS AND GOODWILL

14.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	12.31.2017			12.31.2016
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	656,411,004	(116,387)	656,294,617	674,920,063	—	674,920,063
Software	27,595,084	(21,087,741)	6,507,343	24,954,998	(19,349,917)	5,605,081
Water rights	511,470	(40,552)	470,918	522,748	(51,830)	470,918
Total	684,517,558	(21,244,680)	663,272,878	700,397,809	(19,401,747)	680,996,062

(1)         Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	12.31.2017	12.31.2016
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	304,264,699	300,305,728
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	187,695,738	207,469,759
Paraguay	162,825,074	165,295,516
Argentina (North and South)	803,916	1,027,483
Monster distribution rights	705,190	821,577
Total	656,294,617	674,920,063

The movement and balances of identifiable intangible assets are detailed as follows:

	01-01-2017 to 12-31-2017				01-01-2016 to 12-31-2016
	Distribution				Distribution
Details	Rights	Water rights	Software	Total	Rights		Water rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

Opening balance	674,920,063	470,918	5,605,081	680,996,062	658,625,624		476,643	6,564,388	665,666,655
Additions (1)	11,923,449 (1)	—	2,907,715	14,831,164	821,577	(2)	975	2,842,314	3,664,866
Amortization	(116.387)	—	(1,842,933)	(1,959,320)	—		(4,575)	(3,207,309)	(3,211,884)
Other increases (decreases) (3)	(30.432.508)	—	(162,520)	(30,595,028)	15,472,862		(2,125)	(594,312)	14,876,425
Total	656,294,617	470,918	6,507,343	663,272,878	674,920,063		470,918	5,605,081	680,996,062

(1)             Corresponds to distribution rights paid in Argentina, Paraguay and Chile resulting from the transaction in which The Coca-Cola Company acquired the “AdeS” business described in previous notes.

(2)             During the second quarter of 2016 Embotelladora Andina S.A. began distributing of Monster products

(3)             Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

14.2                        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1 Measurement of recoverable goodwill value

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

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: (investment in the associate Sorocaba)

•                  Brazil: (investment in the associate Leão Alimentos S.A.)

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

14.2.2              Main assumptions used in the annual test:

a.                  Discount rate

The real discount rate applied in the annual test carried out in December 2017 was estimated with the Capital Asset Pricing Model, which allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

	Discount Rate
	2017	2016
Argentina	17.1%	20.5%
Chile	7.2%	7.9%
Brazil	9.6%	11.9%
Paraguay	9.1%	10.7%

Management carries out the annual goodwill impairment test as of December 31 of each year for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future cash flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which reach 3% for the soft drinks category and up to 7% for the less developed categories such as juices and water. Perpetuity growth rates between 2% and 2.5% depending on the level of per capita consumption of the products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections correspond to discount rates applied in order to determine the net present value of projected flows.

For the purpose of the impairment test, sensitivities were conducted in these critical variables according to the following:

•                  EBITDA Margin: corresponds to an increase or decrease of up to 150 bps of the EBITDA margin of the operations.

•                  Discount rate: corresponds to an increase or decrease of 150 bps in the discount rate of future cash flows

14.2.3              Conclusions

As a result of the annual test for 2017, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.  As of December 31, 2017, there have been no signs of impairment.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in Goodwill as of December 31, 2017 and December 31, 2016 is detailed as follows:

Operating segment	01.01.2017	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	81,145,834	—	—	(7,636,754)	73,509,080
Argentine operation	5,972,515	—	—	(1,299,544)	4,672,971
Paraguayan operation	7,298,133	—	—	(384,990)	6,913,143
Total	102,919,505	—	—	(9,321,288)	93,598,217

Operating segment	01.01.2016	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	71,960,960	—	—	9,184,874	81,145,834
Argentine operation	7,720,202	—	—	(1,747,687)	5,972,515
Paraguayan operation	7,651,751	—	—	(353,618)	7,298,133
Total	95,835,936	—	—	7,083,569	102,919,505

Operating segment	01.01.2015	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	90,122,057	—	—	(18,161,097)	71,960,960
Argentine operation	10,058,725	—	—	(2,338,523)	7,720,202
Paraguayan operation	8,240,394	—	—	(588,643)	7,651,751
Total	116,924,199	—	—	(21,088,263)	95,835,936

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2017	12.31.2016
	ThCh$	ThCh$
Bank loans	31,470,003	20,609,887
Bonds payable	20,156,295	26,729,828
Deposits in guarantee	13,849,504	13,446,077
Derivative contract obligations (see note 20)	445,278	1,229,354
Leasing agreements	2,060,325	2,785,424
Total	67,981,405	64,800,570

Non-current	12.31.2017	12.31.2016
	ThCh$	ThCh$
Bank loans	13,057,542	17,736,697
Bonds payable	648,228,554	685,684,184
Leasing agreements	14,481,105	18,149,706
Total	675,767,201	721,570,587

The fair value of financial assets and liabilities as of December 31, 2017 and December 31, 2016 is presented below:

Current	Book Value 12.31.2017	Fair Value 12.31.2017	Book Value 12.31.2016	Fair Value 12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	136,242,116	136,242,116	141,263,880	141,263,880
Other financial assets (3)	14,138,161	14,138,161	60,152.627	60,152,627
Trade and other accounts receivable (3)	191,284,680	191,284,680	190,524,354	190,524,354
Accounts receivable from related companies (3)	5,370,232	5,370,232	5,788,683	5,788,683
Bank loans (1)	31,470,003	31,006,898	20,609,887	20,932,073
Bonds payable (2)	20,156,295	22,484,452	26,729,828	29,338,170
Deposits in guarantee (3)	13,849,504	13,849,504	13,446,077	13,446,077
Derivative contract obligations (see note 20)	445,278	445,278	1,229,354	1,229,354
Leasing agreements (3)	2,060,325	2,060,325	2,785,424	2,785,424
Trade and other accounts payable (3)	257,519,477	257,519,477	242,836,356	242,836,356
Accounts payable from related companies (3)	33,961,437	33,961,437	44,120,335	44,120,335

Non-current	12.31.2017	12.31.2017	12.31.2016	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	74,259,085	75,259,085	80,180,880	80,180,880
Trade and other accounts receivable(3)	2,395,851	2,395,851	3,527,732	3,527,732
Accounts receivable from related companies (3)	156,492	156,492	147,682	147,682
Bank loans (1)	13,057,542	11,588,575	17,736,697	14,365,502
Bonds payable (2)	648,228,554	722,044,324	685,684,184	752,078,561
Leasing agreements (3)	14,481,105	14,481,105	18,149,706	18,149,706

(1)             The fair values are based on discounted cash flows using market-based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of corporate bonds is classified as Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

15.1.1 Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	12.31.2017	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97032000-8	Banco Bilbao Viscaya Argentaria,	Chile	Chilean pesos	Monthly	3,64%	3,64%	—	300,000	300,000	—
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Unidad de fomento	Semiannually	2,13%	2,13%	—	709,794	709,794	655,752
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	20,00%	20,00%	75,863	9,889,270	9,965,133	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	—	—	—	340
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	20,00%	20,00%	55,994	3,296,423	3,352,417	335,722
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	15,25%	15,25%	—	—	—	39,942
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBBVA Banco Frances	Argentina	Argentine pesos	Monthly	15,25%	15,25%	—	—	—	34,861
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Monthly	2.992%	2.992%	—	—	—	12,017,942
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7,48%	7,48%	11,688	286,768	298,456	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	6,63%	6,63%	592,682	766,789	1,359,471	954,556
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	7,15%	7,15%	278,803	1,332,944	1,611,747	2,839,713
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	4,50%	4,50%	1,905,762	635,254	2,541,016	3,731,059
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	6,24%	6,24%	—	11,331,969	11,331,969	—
Total												31,470,003	20,609,887

15.1.2 Bank obligations, non-current December 31, 2017

										Maturity
Indebted Entity			Creditor Entity										More 4 years
							Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	Up to 5	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	12.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Bice	Chile	Unidad de fomento	Semiannually	2,1%	2,1%	2,092,245	—	—	—	—	2,092,245
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	7,48%	7,5%	125,461	125,461	125,461	627,305	—	1,003,688
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Itaú	Brazil	Brazilian real	Monthly	6,6%	6,6%	504,700	197,779	44,639	128,887	—	876,005
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Santander	Brazil	Brazilian real	Monthly	7,2%	7,2%	1,593,608	1,202,096	663,779	2,449,851	—	5,909,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4,5%	4,5%	3,176,270	—	—	—	—	3,176,270

Total															13,057,542

15.1.2 Bank obligations, non-current December 31, 2016

										Maturity
											More than 2	More than 3	More than 4	More
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	years	years	years	than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	1,485,327	547,219	431,726	—	—	2,464,272
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	1,985,981	3,042,278	2,832,515	158,490	—	8,019,264
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	4,213,075	2,106,537	—	—	—	6,319,612
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Unidad de fomento	Semiannually	3.43%	3.43%	933,549	—	—	—	—	933,549

Total															17,736,697

15.1.3 Restrictions

In general, the Company’s bank obligations are not subject to the fulfilment of covenants as of December 31, 2017, ending this year, which was maintained by the subsidiary Rio de Janeiro Refrescos Ltda. with Banco Itaú.

15.2.1     Bonds payable

	Current		Non-current		Total
	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Composition of bonds payable
Bonds (face value)	20,547,117	27,112,986	651,459,940	690,150,930	672,007,057	717,263,916
Expenses of bond issuance and discounts on placement	(390,822)	(383,158)	(3,231,386)	(4,466,746)	(3,622,208)	(4,849,904)
Net balance presented in statement of financial position	20,156,295	26,729,828	648,228,554	685,684,184	668,384,849	712,414,012

15.2.2     Changes in liabilities arising from financing activities (Bonds Payable)

	Total	Cash Flows				Total
	01.01.2017	Interest Payment	Capital Payment	Accrued interest	Foreign exchange movement	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds payable	712,414,012	(32,459,909)	(18,286,457)	42,178,816	(35,461,613)	668,384,849
Total liabilities from financing activities	712,414,012	(32,459,909)	(18,286,457)	42,178,816	(35,461,613)	668,384,849

15.2.3     Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

							Date
		Face	Unit of	Interest	final	Interest	Amortization of
Bonds, current portion	Series	amount	Adjustment	rate	Maturity	Payment	capital	12.31.2017	12.31.2016
								ThCh$	ThCh$
CMF Registration N°640 CMF 08.23.2010	A	—	UF	3.0%	08.15.2017	Semiannually	02.15.2017	—	6,660,552
CMF Registration N°254 CMF 06.13.2001	B	2.333.646	UF	6.5%	06.01.2026	Semiannually	06.01.2018	6,071,687	5,656,992
CMF Registration N°641 08.23.2010	C	1.500.000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	597,049	587,020
CMF Registration N°759 08.20.2013	C	750.000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	6,959,157	6,929,828
CMF Registration N°760 08.20.2013	D	4.000.000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	1,502,299	1,487,844
CMF Registration N°760 04.02.2014	E	3.000.000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	998,409	978,933
Bonds USA	—	575.000.000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	4,418,516	4,811,817
Total current portion								20,547,117	27,112,986
Bonds non-current portion
CMF Registration N°254 CMF 06.13.2001	B	2.333.646	UF	6.5%	06.01.2026	Semiannually	06.01.2018	56,795,423	61,486,857
CMF Registration N°641 08.23.2010	C	1.500.000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	40,197,210	39,521,970
CMF Registration N°759 08.20.2013	C	750.000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	13,399,069	19,760,985
CMF Registration N°760 08.20.2013	D	4.000.000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	107,192,560	105,391,920
CMF Registration N°760 04.02.2014	E	3.000.000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	80,394,428	79,043,948
Bonds USA	—	575.000.000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	353,481,250	384,945,250
Bonds non-current portion								651,459,940	690,150,930

Accrued interest included in the current portion of bonds totaled ThCh$8,105,642 and ThCh$8,646,270 at December 31, 2017 and December 31, 2016, respectively.

15.2.4        Non-current maturities

		Year of maturity				Total non-
	Series	more than 1 to 2	more than 2 to 3	more than 3 to 4	More than 5	current 12.31.2017
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°254 06.13.2001	B	6,115,168	6,512,654	6,935,977	37,231,622	56,795,421
SVS Registration N°641 08.23.2010	C	—	—	3,654,292	36,542,918	40,197,210
SVS Registration N°759 08.20.2013	C	6,699,535	6,699,535	—	—	13,399,070
SVS Registration N°760 08.20.2013	D	—	—	—	107,192,561	107,192,561
SVS Registration N°760 04.02.2014	E	—	—	—	80,394,428	80,394,428
Bonds USA	—	—	—	—	353,481,250	353,481,250
Total		12,814,703	13,212,189	10,590,269	614,842,779	651,459,940

15.2.5        Market rating

The bonds issued on the Chilean market had the following rating as of December 31, 2017:

AA          :       ICR Compañía Clasificadora de Riesgo Ltda. rating

AA          :       Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2017, is the following:

BBB       :      Standard&Poors rating

BBB+     :      Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.6                                                              Restrictions

15.2.6.1                                                    Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.0% maturing on October 1, 2023.  These bonds do not have financial restrictions.

15.2.6.2                                                    Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

The outstanding series as of December 31, 2017, is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50% annual interest rate. The balance of outstanding capital as of December 31, 2017 is UF 2,333 million.

Series B was issued with charge to the bonds line registered with the Securities Registered under number 254 dated September 13, 2001.

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

As of December 31, 2017, indebtedness level is 0.84 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is detailed as follows (in thousand Chilean pesos):

As of December 31, 2017, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	67,981,405
Other non-current financial liabilities	675,767,201
(-) Other non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Equity	813,233,349

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

As of December 31, 2017, this index is 1.62 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,064,208,143
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	2,002,309,310

Consolidated liabilities payable not guaranteed	1,301,626,118
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Unsecured Consolidated Liabilities Payable (adjusted)	1,239,727,285

Restrictions regarding bond lines registered in the Securities Registered under number 641.

Because of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of December 31, 2017, the balance of outstanding capital is UF 1.5 million.

Series C was issued with charge to the Bond Lines registered with the Securities Registrar, under number 641, on August 23, 2010.

Regarding Series C, the Issuer is subject to the following restrictions:

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

As of December 31, 2017, Net Financial Debt was 0.65 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	67,981,405
Other non-current financial liabilities	675,767,201
(-) Cash and cash equivalent	(136,242,116)
(-) Other current financial assets	(14,138,161)
(-) Other non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Equity	813,233,349

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

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of December 31, 2017, this index is 1.62 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,064,208,143
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	2,002,309,310

Consolidated liabilities payable not guaranteed	1,301,626,118
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Unsecured Consolidated Liabilities Payable (adjusted	1,239,727,285

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

As of December 31, 2017 Net Financial Coverage level is 7.30 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and December 31, 2017	321,188,879
(+) Consolidated financial income between January 1 and December 31, 2017	11,194,375
(-) Consolidated Ebitda between January 1 and September 30, 2016	(55,220,369)

For the purpose of calculating the covenant, EBITDA was calculated as agreed in the bond issue.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuances were structured into three series.

•             Series C outstanding as of December 31, 2017, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of December 31, 2017, is UF 0.750 million.

•             Series D and E outstanding as of December 31, 2017, for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August 2013 (series D) and UF 3 million during April 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The annual interest rates are 3.8% for Series D and 3.75% for Series E. The outstanding capital balance as of December 31, 2017, of both series amounts to UF 7.0 million.

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

As of December 31, 2017, Indebtedness Level is 0.65 times of Consolidated Equity.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	67,981,405
Other non-current financial liabilities	675,767,201
(-) Cash and cash equivalent	(136,242,116)
(-) Other current financial assets	(14,138,161)
(-) Other non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Equity	813,233,349

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

As of December 31, 2017, this index is 1.62 times.

The accounts with the respective amounts used for the previous calculation are detailed as follows:

As of December 31, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,064,208,143
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	2,002,309,310

Consolidated liabilities payable not guaranteed	1,301,626,118
(-) Other current and non-current financial assets (hedge derivatives)	(61,898,833)
Unsecured Consolidated Liabilities Payable (adjusted	1,239,727,285

•             Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

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

As of December 31, 2017, and December 31, 2016, the Company complies with all financial collaterals.

15.2.7                                                              Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding as of December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of December 31, 2017, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these consolidated financial statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one has been recorded in other comprehensive income.

15.3.1                                                              Derivative contract obligations

Please see details in Note 20.

15.4.1                     Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days to	at	At
Name	Country	Tax ID	type	Type	Currency	Type	rate	rate	90 days	1 year	12.31.2017	12.31.2016
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Itaú	Brazil	Brazilian real	Monthly	10.215%	10.227%	9,767	31,700	41,467	110,732
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	183,761	321,054	504,815	1,016,705
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	146,251	382,550	528,801	872,247
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	156,946	500,664	657,610	674,127
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	25,541	302,091	327,632	103,314
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	—	—	—	8,299

Total											2,060,325	2,785,424

15.4.2                     Non-current liabilities for leasing agreements December 31, 2017

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Name	Country	Tax ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2017
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	11,764	—	—	—	—	11,764
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	73,799	—	—	—	—	73,799
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	105,807	—	—	—	—	105,807
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	743.100	839,703	948,864	1,072,216	10,685,852	14,289,735
														14,481,105

15.4.3                                                              Non-current liabilities for leasing agreements December 31, 2016

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax, ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	2,476,445	2,234,004	2,138,183	2,138,183	7,535,257	16,522,072
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	591,576	—	—	—	—	591,576
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	54,327	—	—	—	—	54,327
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	624,937	—	—	—	—	624,937
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	356,794	—	—	—	—	356,794

Total															18,149,706

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	12.31.2017	12.31.2016
	ThCh$	ThCh$
Trade accounts payable	187,872,116	179,246,672
Withholdings tax	49,857,086	45,504,119
Accounts payable Inamar Ltda. (1)	356,221	8,312,403
Others	20,566,980	19,282,989
Total	258,652,403	252,346,183

Current	257,519,477	242,836,356
Non-current	1,132,926	9,509,827
Total	258,652,403	252,346,183

The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to eight years excluding renewal options.

Accruable liabilities pursuant to the Company’s operating leasing agreements are detailed as follows:

ThCh$
Maturity within one year	5,530,653
Maturity between one and five years	1,201,980
Maturity more than five years	1,944,717
Total	8,677,350

Total expenses related to operating leases maintained by the Company as of December 31, 2017 amount to ThCh$1,671,534.

(1)         On December 3, 2015, property was purchased from Industrias Metalurgicas Inamar Ltda. for an amount of ThCh$17,292,040 equivalent to UF 675,000, of which there is an approximate balance of ThUF 303. To guarantee the payment of this obligation the land has been mortgaged to in favor of Industrias Metalurgicas Inamar Ltda.

NOTE 17 — CURRENT AND NON-CURRENT PROVISIONS

17.1                                 Balances

This account is detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Litigation (1)	65,624,166	73,081,893
Total	65,624,166	73,081,893

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, detailed as follows:

Detail (see note 21.1)	12.31.2017	12.31.2016
	ThCh$	ThCh$

Tax Contingencies	49,185,234	63,543,782
Labor Contingencies	10,468,704	7,940,428
Civil Contingencies	5,970,228	1,597,683
Total	65,624,166	73,081,893

17.2                                 Movements

Movement of provisions is detailed as follows:

	12.31.2017			12.31.2016
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 01	73,081,893	—	73,081,893	64,301,817	—	64,301,817

Additional provisions	2,493,968	—	2,493,968	1,047,308	—	1,047,308
Increase (decrease) in existing provisions	(19,083,499)	—	(19,083,499)	(1,519,800)	—	(1,519,800)
Payments	22,985,793	—	22,985,793	4,276,851	—	4,276,851
Reverse unused provision (*)	(6,769,384)	—	(6,769,384)	(2,774,703)	—	(2,774,703)
Increase (decrease) due to foreign exchange differences	(7,084,605)	—	(7,084,605)	7,750,420	—	7,750,420
Total	65,624,166	—	65,624,166	73,081,893	—	73,081,893

(*) During the years 2017 and 2016 there has been a reversal of provisions amounting to Th$6,769,384 and Th$2,774,703, respectively, which resulted from fines demanded by the Brazilian Treasury on the use of IPI tax credits in the Free Zone of Manaus, because of favorable rulings on the subject for Rio de Janeiro Refrescos Ltda. from the Superior Chamber of Fiscal Resources (CSRF).

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2017	12.31.2016
	ThCh$	ThCh$
Dividend payable	21,679,922	19,358,263
Other	5,328,055	1,413,318
Total	27,007,977	20,771,581

Current	27,007,977	20,612,791
Non-current	—	158,790
Total	27,007,977	20,771,581

NOTE 19 —   EQUITY

19.1                               Number of shares:

	Number of shares subscribed			Number of shares paid in			Number of voting shares
Series	2017	2016	2015	2017	2016	2015	2017	2016	2015
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.1                                                            Equity:

	Subscribed Capital			Paid-in capital
Series	2017	2016	2015	2017	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574	270,737,574	270,737,574

19.1.2                                                Rights of each series:

•                                                   Series A: Elects 12 of the 14 Directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2017, the shareholders agreed to pay out of the 2016 earnings are final dividend to complete the 30% required by the Law 18,046 which was paid in May 2017, and an additional dividend was paid in August 2017.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Accumulated earnings at the date of IFRS adoption as of January 1, 2009, amounted to ThCh$ 19,260,703, of which ThCh$ 8,600,015 have been realized as of December 31, 2017, and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2017	Amount of accumulated earnings at 12.31.2017
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,907,228)	2,893,156
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,805,255	7,458,556
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(637,827)	308,976
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,444,960	—
Total		19,260,703	(8,600,015)	10,660,688

The dividends declared and paid per share are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share

2016	January	Interim	2015	17.00	18.70
2016	May	Final	2015	17.00	18.70
2016	August	Additional	Retained Earnings	17.00	18.70
2016	October	Interim	2016	17.00	18.70
2017	January	Interim	2016	19.00	20.90
2017	May	Final	2016	19.00	20.90
2017	August	Additional	Retained Earnings	19.00	20.90
2017	October	Interim	2017	19.00	20.90
2017	December (*)	Interim	2017	21.50	23.65

(*) This dividend is pending payment as of the closing date.

19.3                                 Reserves

The balance of other reserves includes the following:

Description	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(237,077,572)	(168,744,355)	(167,447,157)
Cash flow hedge reserve	(3,094,671)	(2,448,175)	27,087,214
Reserve for employee benefit actuarial gains or losses	(1,915,587)	(1,785,032)	(1,796,285)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Total	185,049,228	254,159,496	284,980,830

19.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A., which was the value of the capital increase notarized in legal terms.

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

19.3.4                       Legal and statutory reserves

The balance of other reserves is established through the following concept:

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 as of December 31, 2009

19.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. Translation reserves are detailed as follows:

Details	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Brazil	(90,156,924)	(58,306,230)	(88,444,294)
Argentina	(128,348,112)	(108,386,213)	(84,913,998)
Paraguay	(4,862,332)	10,545,453	21,728,456
Exchange rate differences in related companies	(13,710,204)	(12,597,365)	(15,817,321)
Total	(237,077,572)	(168,744,355)	(167,447,157)

The movement of this reserve for the fiscal years ended December 31, 2017,2016 and December 31, 2015, is detailed as follows:

Details	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Brazil	(31,850,694)	30,138,065	(57,582,790)
Argentina	(19,961,899)	(23,472,215)	(28,640,580)
Paraguay	(15,407,785)	(11,183,004)	(19,929,293)
Exchange rate differences in related companies	(1,112,839)	3,219,956	(8,008,796)
Total	(68,333,217)	(1,297,198)	(114,161,459)

19.3.6                       Consolidated statements of comprehensive income

As of December 31, 2017, 2016 and 2015, the detail of the comprehensive income and expense of the term is as follows:

	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow for hedge (1)	(813,844)	167,348	(646,496)
Exchange rate translation differences (1)	(68,831,435)	232,666	(68,598,769)
Benefit related to defined benefit plans	(329,477)	84,017	(245,460)
Total Comprehensive income as of December 31, 2017	(69,974,756)	484,031	(69,490,725)

	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow for hedge (1)	(42,836,575)	13,301,186	(29,535,389)
Exchange rate translation differences (1)	148,686	(2,431,408)	(2,282,722)
Benefit related to defined benefit plans	(29,423)	7,060	(22,363)
Total Comprehensive income as of December 31, 2016	(42,717,312)	10,876,838	(31,840,474)

	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow for hedge (1)	31,134,391	(10,172,792)	20,961,599
Exchange rate translation differences (1)	(119,212,803)	4,604,711	(114,608,092)
Benefit related to defined benefit plans	(744,445)	148,877	(595,568)
Total Comprehensive income as of December 31, 2015	(88,822,857)	(5,419,204)	(94,242,061)

(1)         These concepts will be reclassified to the statements of income when it is settled.

The movement of comprehensive income and expense is as follows:

As of December 31, 2017:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	(14.172.572)	(68,831,435)	(476.044)
Deferred taxes	3.875.908	232,666	121.390
Reclassification to the result by function	13.352.835	—	146.564
Reclassification of deferred taxes related to other reserves	(3.702.667)	—	(37.370)
Total Changes in Equity	(646,496)	(68,598,769)	(245,460)
Equity holders of the parent	(646.496)	(68,333,217)	(130.555)
Non-Controlling interests	—	(265,552)	(114.905)
Total Changes in equity as of December 31, 2017	(646,496)	(68,598,769)	(245,460)

As of December 31, 2016:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	(119,668,724)	148,686	(359,258)
Deferred taxes	38,337,727	(2,431,408)	86,222
Reclassification to the result by function	76,802,629	—	313,341
Reclassification of deferred taxes related to other reserves	(25,007,021)	—	(62,668)
Total Changes in Equity	(29,535,389)	(2,282,722)	(22,363)
Equity holders of the parent	(29,535,389)	(1,297,198)	11,253
Non-Controlling interests	—	(985,524)	(33,616)
Total Changes in equity as of December 31, 2016	(29,535,389)	(2,282,722)	(22,363)

As of December 31, 2015:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	144,373,046	(119,212,803)	(1,016,400)
Deferred taxes	(46,055,955)	4,604,711	228,690
Reclassification to the result by function	(114,423,713)	—	240,177
Reclassification of deferred taxes related to other reserves	37,068,221	—	(48,035)
Total Changes in Equity	20,961,599	(114,608,092)	(595,568)
Equity holders of the parent	20,961,599	(114,161,459)	(558,292)
Non-Controlling interests	—	(446,633)	(37,276)
Total Changes in equity as of December 31, 2015	20,961,599	(114,608,092)	(595,568)

19.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. As of December 31, 2017 and December 31, 2016, this account is detailed as follows:

	Non-controlling Interests
	Ownership %			Shareholders’ Equity			Income
Details	2017	2016	2015	December 2017	December 2016	December 2015	December 2017	December 2016	December 2015
	ThCh$	ThCh$	ThCh$	ThCh $	ThCh $	ThCh $
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	13,765	12,209	14,484	5,590	5,502	5,262
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	2,213	2,062	2,220	711	785	798
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	5,045,792	5,337,687	5,522,797	502,945	504,806	406,211
Vital S.A.	35.0000	35.0000	35.0000	9,261,108	9,054,947	8,891,548	283,327	319,858	(4,556)
Vital Aguas S.A.	33.5000	33.5000	33.5000	2,117,098	2,027,879	1,967,652	151,647	23,744	50,933
Envases Central S.A.	40.7300	40.7300	40.7300	5,483,317	5,129,661	4,661,764	220,715	668,425	(224,206)
Total				21,923,293	21,564,445	21,060,465	1,164,935	1,523,120	234,442

19.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2017
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	56,112,755	61,723,035	117,835,790
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	118.56	130.42	124.49

	12.31.2016
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	43,107,979	47,418,012	90,525,991
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	91.08	100.19	95.64

	12.31.2015
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	41,840,108	46,023,376	87,863,484
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	88.40	97.24	92.82

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets.

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

As of the closing dates as of December 31, 2017 and December 31, 2016, the Company held the following derivative instruments:

20.1                Derivatives accounted for as cash flow hedges:

a) Cross Currency Swaps Itau Credit

At December 31, 2017, the company does not hold derivative contracts to secure bank obligations with Itau in Brazil

b) Cross Currency Swaps associated with US Bonds

At December 31, 2017, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of December 31, 2017 amounted to ThCh$61,898,833. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  Additionally, the fair value of these derivatives which is lower than the hedged items amounted to ThCh$2,875,365 and has been recognized within other equity reserves as of December 31, 2017. The ineffective portion for ThCh$2,112,608 in losses associated with this hedge was recorded in other gains and losses as of December 31, 2017.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income amounted to ThCh$ 13,443,698 as of December 31, 2017.

20.2. Forward currency transactions expected to be very likely:

During 2017 and 2016, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during these years. The total amount of outstanding forward contracts was US$62.8 million as of December 31, 2017 (US$61.1 million as of December 31, 2016). These agreements were recorded at fair value, resulting in a net loss due to hedge recycling of ThCh$3,655,493 for the period ended December 31, 2017, and a hedge liability of ThCh$445,278 and an asset for the same concept of ThCh$ 469,019 as of December 31, 2017 (liability of ThCh$1,229,354 as of December 31, 2016). The agreements that ensure future flows of foreign currency have been designated as hedge as of December 31, 2017; there is a balance of ThCh$219,306 to be recycled to income statement.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Fair value hierarchy

As of December 31, 2017, the Company had total assets related to its foreign exchange derivative contracts for ThCh$62,244,284 (ThCh$84,859,223 as of December 31, 2016) and liabilities related to its foreign exchange derivative contracts for ThCh$445,278 (ThCh$1,229,354 as of December 31, 2016). Those contracts covering existing items have been classified in the same category of the hedged item, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

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

	Fair Value Measurements at December 31, 2017
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Current financial assets	—	469,019		469,019
Other non-current financial assets	—	61,898,833	—	61,898,833
Total assets	—	62,367,852	—	62,367,852

Liabilities
Current liabilities
Other current financial liabilities	—	445,278	—	445,278
Total liabilities	—	445,278	—	445,278

	Fair Value Measurements at December 31, 2016
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	4,678,343	—	4,678,343
Other non-current financial assets	—	80,180,880	—	80,180,880
Total assets	—	84,859,223	—	84,859,223
Liabilities
Current liabilities
Other current financial liabilities	—	1,229,354	—	1,229,354
Total liabilities	—	1,229,354	—	1,229,354

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                                                                        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)        Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,340,027. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$663,274 to guaranty judicial liabilities

2)        Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$56,607,721. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees as of December 31, 2017 and December 31, 2016, amounted to ThCh$31,953,725 and ThCh$103,351,097 respectively.

To ensure fulfillment of the obligations arising from judicial proceedings faced in Brazil, Rio de Janeiro Refrescos Ltda., has taken guarantee insurance and guarantee letters amounting to R$682,849,162 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)                  Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for R$598,745,218, was settled in favor of the Company, and additionally during 2017 several trials were settled in favor of the Company in the amount for R$135,282,155 however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$331,045,690

The Company rejects the position of the Brazilian tax authority in these procedures and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting R$1,082,396,664 (including readjustments of current lawsuits), the Company recorded a provision R$159,293,486 equivalent to ThCh$29,602,682.

b)                  Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criterion, an initial provision has been made in the business combination accounting for an amount of R$37.2 million equivalent to ThCh$ 6,916,453.

3)        Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$7,616,340. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)        Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh60,078. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2                                 Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	12.31.2017	12.31.2016
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,991,202	17,777,078
Gas Licuado Lipigas S.A	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	—	6,924
Hospital Militar	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,727	4,648
Parque Arauco	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	5,345	—
Aeropuerto Nuevo Pudahuel	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	10,129	—
Hospital FACH	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	697	—
Inmob. E Invers. Supetar Ltda	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	4,579	4,579
Bodegas San Francisco Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	6,483	—
Maria Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Reclamaciones Trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,626,086	3,833,788
Reclamaciones Civiles Y Tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	13,104,186	14,304,401
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	14,223,453	85,212,908
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	659	843
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	989	1,264
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	—	15,167
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	707	904
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	12	15
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	38,315	230,599
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	72,768	93,005
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,943	3,761
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	455,104	581,668
Otros	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	140	179
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	5,934	7,584
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	8,249	23,468
Locadores Varios	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	53,900	47,397
Aduana De EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, non-financial assets	6,608	11,226
Municipalidad De Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	5,755	7,356
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	8,853	11,315
Municipalidad De Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	128	163
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,226	20,367
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	62	79
Lopez Gustavo Gerardo C/Inti Saic Y Otros	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	403	516
Fondo Fima Ahorro Plus C	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	—	588,485
Fondo Firma Ahorro Pesos C	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	—	588,299
Tribunal Superior De Justicia De La Provincia De Córdoba	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	519	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	3,782	4,017
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	800	871
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	715	755
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,107	—
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,054	—
Fondo Fuma Premium B	Fondo Fuma Premium B	Subsidiary	Judicial deposit	Other current, financial assets	—	407,792
Total					50,651,324	123,795,126

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Amounts involved
Warranty creditor	Name	Relationship	Guarantee	Type	12.31.2017	12.31.2016
					ThCh$	ThCh$
Importadora Casa y Regalos	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	2.050	2,050
Inmobiliaria e Inversiones Gestion Activa Ltda	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	4.585	4,585
Inmobiliaria Portofino	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	900	900
Teléfonica Chile S.A.	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	1.000	1,000
Inmobiliaria San Martin Logista S.A	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	3.461	3,461
Procesos trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	1.496.862	1,236,439
Procesos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	7.185.511	4,885,075
Gobierno Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	91.903.312	87,773,855
Gobierno Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	20.527.817	14,674,244
HSBC	Sorocaba Refrescos S.A.	Associate	Loan	co-signers	3.716.747	4,108,312
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2.449.103	2,682,170
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	63.777	1,142,642
Aduana de Ezeiza	Andina Empaques S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	347.990	369,963

NOTE 22 — FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of December 31, 2017, the Company maintains all of its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate in the amount of UF11.58 million denominated in UF (“UF”), a currency indexed to inflation in Chile (the Company’s sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for US$575 million, denominated in dollars, and practically 100% of which has been re-denominated to UF and BRL through Cross Currency Swaps.

Insurance net credit balances as of December 31, 2017 amounted to Th$220,693.

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

ii.                                       Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60%between 60 and 91 days, 90%between 91 and 120 days overdue and 100% for more than 120 days.  Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

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

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A.  (AA rating —according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 87% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$66,872,384. A provision of ThCh$973,696 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

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

a.1 Investment in Argentina

As of December 31, 2017, the Company maintains a net investment of ThCh$86,806,727 in Argentina, composed by the recognition of assets amounting to ThCh$190,848,657 and liabilities amounting to Ch$104,041,930. These investments accounted for 29.9% of the Company’s consolidated sales revenues

As of December 31, 2017, the Argentine peso devalued by 21.8% with respect to the Chilean peso.

During 2015, exchange restrictions existed in Argentina and until mid-December, there was a parallel foreign exchange market with a higher than the official exchange rate. With the arrival of the new Argentine Government, fixing exchange rate is lightened by increasing parity of the Argentine peso versus dollar at the close to values similar to those that kept the parallel market.

If the exchange rate of the Argentinean Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$1,676,795 and a decrease in equity for ThCh$3,034,568, originated by lower asset recognition of ThCh$7,976,544 and by lower liabilities recognition of ThCh$4,941,976.

a.2 Investment in Brazil

As of December 31, 2017, the Company maintains a net investment of ThCh$267,651,617 in Brazil, composed by the recognition of assets amounting to ThCh$796,372,514 and liabilities amounting to ThCh$528,720,897. These investments accounted for 32.6% of the Company’s consolidated sales revenues.

As of December 31, 2017, the Brazilian Real devalued by 9.5% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$2,012,627 and a decrease in equity of ThCh$11,455,756, originated by lower asset recognition of ThCh$34,892,774 and by lower liabilities recognition of ThCh$23,437,018.

a.3 Investment in Paraguay

As of December 31, 2017, the Company maintains a net investment of ThCh$232,553,018 in Paraguay, composed by the recognition of assets amounting to ThCh$264,698,133 and liabilities amounting to ThCh$32,145,115. These investments accounted for 7.6% of the Company’s consolidated sales revenues.

As of December 31, 2017, the Paraguayan Guarani appreciated by 5.3% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$1,103,808 and a decrease in equity of ThCh$11,082,603 originated by lower asset recognition of ThCh$12,580,330 and lower liabilities recognition of ThCh$1,497,727.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2017, the Company maintains a net liability position totaling ThCh$351,058,536, basically composed of bonds payable and leasing liabilities for ThCh$358,227,398 offset partially by financial assets denominated in dollars for ThCh$7,168,862.

Of total U.S. dollar liabilities, ThCh$327,632  correspond to leasing liabilities in Argentina. On the other hand, ThCh$357,899,766 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar.

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

The Company’s net exposure as of December 31, 2017, to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$4,095,112.

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

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations.  This policy stipulates a 12-month forward horizon.  As of December 31, 2017, US$62.8 million for future purchases have been hedged-for the following 12 months.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$6,533,169 as of December 31, 2017. Currently, the Company has contracts to hedge this effect in Chile, Argentina, Paraguay and Brazil.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these consolidated financial statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$9,603,715 in earnings for the period ended December 31, 2017. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

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

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More than 1 year up to 2	More than 2 years up to 3	More than 3 up to 4	More than 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	32,732,672	6,138,862	2,249,305	1,542,559	3,206,042
Bond payable	60,165,940	43,047,365	42,814,906	39,559,134	734,352,340
Operating lease obligations	10,606,875	9,875,310	9,035,715	8,988,245	24,872,335
Purchase obligations	34,884,104	6,634,305	974,124	150,495	297,867
Total	138,389,591	65,695,842	55,074,050	50,240,433	762,728,584

NOTE 23 — EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2017	01.01.2016	01.01.2015
Details	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Direct production costs	815,455,280	776,824,622	841,498,727
Payroll and employee benefits	287,458,526	288,293,137	296,611,242
Transportation and distribution	163,361,088	153,675,961	181,481,242
Marketing	29,209,904	39,981,813	43,676,871
Depreciation and amortization	99,163,891	97,334,452	100,632,332
Repairs and maintenance	34,253,824	34,511,508	33,732,510
Other expenses	181,249,647	173,168,224	164,164,860
Total	1,610,152,160	1,563,789,717	1,661,797,784

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

NOTE 24 — OTHER INCOME

Other income by function is detailed as follows:

	01.01.2017	01.01.2016	01.01.2015
Details	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	312,470	318,771	233,255
PIS/CONFINS Leasing tax recovery	—	1,034,040	—
Others	238,364	408,088	238,314
Total	550,834	1,760,899	471,569

NOTE 25 — OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2017	01.01.2016	01.01.2015
Detail	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$
Contingencies and Non-operating fees	5,377,190	9,959,181	8,866,661
Tax on bank debits	7,669,234	7,006,261	8,219,046
Disposal and write-off of Property, plant and equipment	3,025,497	4,800,278	3,979,594
Donations flood repairs northern Chile	—	—	214,856
Others	629,550	999,447	702,891
Total	16,701,471	22,765,167	21,983,048

NOTE 26 — FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2017	01.01.2016	01.01.2015
Detail	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$

Interest income	8,370,338	8,466,177	9,175,522
Other interest income	2,824,037	1,195,515	942,853
Total	11,194,375	9,661,692	10,118,375

b)             Finance expenses

	01.01.2017	01.01.2016	01.01.2015
Detail	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$

Bond interest	42,178,816	41,652,154	42,096,039
Bank loan interest	5,553,485	3,990,853	8,115,445
Other interest costs	7,488,068	5,731,964	5,457,733
Total	55,220,369	51,374,971	55,669,217

NOTE 27 — OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2017	01.01.2016	01.01.2015
Details	12.31.2017	12.31.2016	12.31.2015
	ThCh$	ThCh$	ThCh$

Gains (loss) on derivative transactions	—	(1,466)	(1,620,304)
(Losses) gains on ineffective portion of hedge derivatives	(2,536,079)	(3,378,484)	(4,698,187)
Other income and (expenses)	(1,190)	(7,427)	17,370
Total	(2,537,269)	(3,387,377)	(6,301,121)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of December 31, 2017 and December 31, 2016, are the following:

CURRENT ASSETS	12.31.2017	12.31.2016
	ThCh$	ThCh$
Cash and cash equivalents	136,242,116	141,263,880
US Dollars	6,973,298	53,073,628
Euros	17,245	4,926
Chilean pesos	80,985,719	48,891,546
Brazilian Real	21,779,408	26,072,201
Argentine Pesos	19,681,449	5,105,633
Paraguayan Guarani	6,804,997	8,115,946

Other financial assets	14,138,161	60,152,627
Unidad de Fomento	13,647,997	53,868,075
Brazilian Real	366,595	4,699,975
Argentine Pesos	123,569	—
Paraguayan Guarani	—	1,584,577

Other non-financial assets	5,611,861	8,601,209
US Dollars	70,975	37,052
Unidad de Fomento	9,790	—
Chilean pesos	3,049,402	5,830,276
Brazilian Real	1,447,790	1,773,583
Argentine Pesos	632,428	370,574
Paraguayan Guarani	401,476	589,724

Trade and other accounts receivable, net	191,284,680	190,524,354
US Dollars	541,579	1,265,303
Euros	112,763	308,578
Unidad de Fomento	1,673,147	2,354,310
Chilean pesos	75,797,942	71,977,019
Brazilian Real	75,387,122	74,902,213
Argentine Pesos	30,870,192	33,859,436
Paraguayan Guarani	6,901,935	5,857,495

Accounts receivable from related companies	5,370,232	5,788,683
US Dollars	16,674	—
Chilean pesos	5,172,144	5,788,683
Argentine Pesos	181,414	—

Inventory	131,363,000	144,709,348
US Dollars	3,046,600	5,469,362
Euros	262,204	6,634
Chilean pesos	39,750,597	34,276,101
Brazilian Real	33,834,631	41,670,656
Argentine Pesos	43,857,361	51,163,685
Paraguayan Guarani	10,611,607	12,122,910

Current tax assets	—	1,702,296
Brazilian Real	—	1,702,296

Total Current Assets	484,010,050	552,742,397
US Dollars	10,649,126	59,845,345
Euros	392,212	320,138
Unidad de Fomento	15,330,934	56,222,385
Chilean pesos	204,755,804	166,763,625
Brazilian Real	132,815,546	150,820,924
Argentine Pesos	95,346,413	90,499,328
Paraguayan Guarani	24,720,015	28,270,652

NON-CURRENT ASSETS	12.31.2017	12.31.2016
	ThCh$	ThCh$
Other financial assets	74,259,085	80,180,880
Chilean pesos	2,212,688	16,697,871
Brazilian Real	63,531,839	63,483,009
Argentine Pesos	8,514,558	—

Other non-financial assets	47,394,345	35,246,823
Unidad de Fomento	—	269,333
Chilean pesos	395,857	188,472
Brazilian Real	45,334,405	32,660,854
Argentine Pesos	1,626,255	2,079,079
Paraguayan Guarani	37,828	49,085

Trade and other receivables	2,395,851	3,527,732
Unidad de Fomento	2,335,322	3,436,831
Chilean pesos	—	7,021
Argentine Pesos	2,193	5,425
Paraguayan Guarani	58,336	78,455

Accounts receivable from related parties	156,492	147,682
Chilean pesos	156,492	147,682

Investments accounted for under the equity method	86,809,069	77,197,781
Chilean pesos	33,789,538	23,854,602
Brazilian Real	53,019,531	53,343,179

Intangible assets other than goodwill	663,272,878	680,996,062
US Dollars	3,959,421	—
Chilean pesos	307,165,028	306,067,525
Brazilian Real	188,401,129	208,399,580
Argentine Pesos	922,226	1,233,441
Paraguayan Guarani	162,825,074	165,295,516

Goodwill	93,598,217	102,919,505
Chilean pesos	9,523,767	9,523,767
Brazilian Real	72,488,336	80,125,090
Argentine Pesos	4,672,971	5,972,515
Paraguayan Guarani	6,913,143	7,298,133

Property, plant and equipment	659,750,499	666,150,885
US Dollars	190,365	1,038,400
Euros	5,362,096	5,787,857
Chilean pesos	271,391,436	277,939,125
Brazilian Real	240,781,729	221,111,732
Argentine Pesos	77,580,966	89,379,062
Paraguayan Guarani	64,443,907	70,894,709

Deferred tax assets	3,212,981	—
Argentine Pesos	3,212,981	—

Total Non-Current Assets	1,630,849,417	1,646,367,350
US Dollars	4,149,786	1,038,400
Euros	5,362,096	5,787,857
Unidad de Fomento	2,335,322	3,706,164
Chilean pesos	624,634,806	634,426,065
Brazilian Real	663,556,969	659,123,444
Argentine Pesos	96,532,150	98,669,522
Paraguayan Guarani	234,278,288	243,615,898

	As of December 31, 2017			As of December 31, 2016
CURRENT LIABILITIES	Until 90 days	More 90 days until 1 year	Total	Until 90 days	More 90 days until 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	13,536,530	54,444,874	67,981,405	12,287,632	52,512,938	64,800,570
US Dollars	25,540	4,563,131	4,588,671	24,684	6,020,277	6,044,961
Unidad de Fomento	6,735,155	9,892,144	16,627,299	10,035,543	12,637,744	22,673,287
Chilean peso	—	10,342,404	10,342,404	—	9,148,589	9,148,589
Brazilian real	5,084,725	15,589,691	20,674,417	1,816,540	22,376,912	24,193,452
Argentine peso	1,691,110	13,185,694	14,876,803	410,865	1,590,238	2,001,103
Paraguayan Guaraní	—	871,811	871,811	—	739,178	739,178

Trade and other accounts payable	251,551,666	5,967,811	257,519,477	240,350,658	2,485,698	242,836,356
US Dollars	11,716,262	29,728	11,745,990	8,331,196	—	8,331,196
Euros	2,202,581	80,070	2,282,651	4,958,363	—	4,958,363
Unidad de Fomento	2,198,131	—	2,198,131	8,312,403	—	8,312,403
Chilean peso	82,576,800	5,823,291	88,400,091	68,190,344	2,466,116	70,656,460
Brazilian real	74,524,169	—	74,524,169	58,354,740	—	58,354,740
Argentine peso	69,859,508	52,403	69,911,911	85,051,314	19,582	85,070,896
Paraguayan Guaraní	8,472,550	(17,681)	8,454,869	7,152,298	—	7,152,298
Other Currency	1,665	—	1,665	—	—	—

Trade and other accounts payable to related companies	33,728,629	232,808	33,961,437	44,120,335	—	44,120,335
Chilean peso	15,297,780	232,808	15,530,588	12,927,085	—	12,927,085
Brazilian real	18,430,849	—	18,430,849	20,917,319	—	20,917,319
Argentine peso	—	—	—	10,275,931	—	10,275,931

Provisions	2,616,340	60,078	2,676,418	622,993	59,785	682,778
Chilean peso	2,616,340	—	2,616,341	622,993	—	622,993
Paraguayan Guaraní	—	60,078	60,078	—	59,785	59,785

Income taxes payable	543,874	2,641,091	3,184,965	—	10,828,593	10,828,593
Chilean peso	184,406	—	184,406	—	2,785,425	2,785,425
Brazilian real	359,468	359,468	718,936	—	—	—
Argentine peso	—	2,155,680	2,155,680	—	7,613,012	7,613,012
Paraguayan Guaraní	—	125,943	125,943	—	430,156	430,156

Employee benefits current provisions	—	35,955,643	35,955,643	—	35,653,431	35,653,431
Chilean peso	—	6,365,543	6,365,543	—	6,177,733	6,177,733
Brazilian real	—	16,412,363	16,412,363	—	17,117,494	17,117,494
Argentine peso	—	12,371,827	12,371,827	—	11,640,535	11,640,535
Paraguayan Guaraní	—	805,911	805,911	—	717,669	717,669

Other non-financial liabilities	648.171	26.359.806	27.007.977	1,705,768	18,907,023	20,612,791
Unidad de Fomento	—	—	—	204,724	—	204,724
Chilean peso	190.529	26.111.396	26.301.926	1,198,755	18,729,079	19,927,834
Argentine peso	457.642	—	457.642	302,289	—	302,289
Paraguayan Guaraní	—	248.410	248.410	—	177,944	177,944

Total current liabilities	302.625.210	125.662.112	428.287.322	299,087,386	120,447,468	419,534,854
US Dollars	11.741.801	4.592.859	16.334.660	8,355,880	6,020,277	14,376,157
Euros	2.202.581	80.070	2.282.651	4,958,363	—	4,958,363
Unidad de Fomento	8.933.286	9.892.144	18.825.430	18,552,670	12,637,744	31,190,414
Chilean peso	100.865.856	48.875.441	149.741.297	82,939,177	39,306,942	122,246,119
Brazilian real	98.399.211	32.361.522	130.760.733	81,088,599	39,494,406	120,583,005
Argentine peso	72.008.260	27.765.604	99.773.864	96,040,399	20,863,367	116,903,766
Paraguayan Guaraní	11,085,414	1,830,641	12,916,055	7,152,298	2,124,732	9,277,030
Other Currency	1,665	—	1,665	—	—	—

	As of December 31, 2017				As of December 31, 2016
NON-CURRENT LIABILITIES	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	8,699,548	19,460,071	647,607,582	675.767.201	45,118,483	30,672,918	645,779,186	721,570,587
US$ Dollars	—	—	350,249,864	350,249,864	—	—	379,760,266	379,760,266
Unidad de Fomento	—	13,399,069	286,671,866	300,070,935	25,399,983	23,132,311	258,325,173	306,857,467
Brazilian real	8,699,548	6,061,002	10,685,852	25.446.402	19,361,706	7,540,607	7,693,747	34,596,060
Argentine peso	—	—	—	—	356,794	—	—	356,794

Trade and other payables	1,132,926	—	—	1.132.926	9,509,827	—	—	9,509,827
US$ Dollars	748,565	—	—	748.565	1,200,187	—	—	1,200,187
Unidad de Fomento	—	—	—	—	8,003,199	—	—	8,003,199
Chilean peso	356,221	—	—	356.221	304,124	—	—	304,124
Argentine peso	28,140	—	—	28.140	2,317	—	—	2,317

Provisions	62,947,748	—	—	62.947.748	72,399,115	—	—	72,399,115
Chilean peso	5,000,000	—	—	5.000.000	—	—	—	—
Brazilian real	56,607,720	—	—	56.607.720	71,115,841	—	—	71,115,841
Argentine peso	1,340,028	—	—	1.340.028	1,283,274	—	—	1,283,274

Deferred income tax liabilities	19,317,807	91,769	105,794,989	125.204.566	13,035,795	14,627,908	97,945,099	125,608,802
Chilean peso	252,448	91,769	92,319,662	92.663.879	—	—	97,945,099	97,945,099
Brazilian real	19,065,360	—	—	19.065.360	16,659,246	—	—	16,659,246
Argentine peso	—	—	—	—	(3,623,451)	—	—	(3,623,451)
Paraguayan Guaraní	—	—	13,475,327	13.475.327	—	14,627,908	—	14,627,908

Post-employment benefit liabilities	359,760	62,742	7,863,853	8.286.355	364,502	—	7,793,243	8,157,745
Chilean peso	163,756	62,742	7,863,853	8.090.351	181,257	—	7,793,243	7,974,500
Paraguayan Guaraní	196,004	—	—	196.004	183,245	—	—	183,245

Other non-financial liabilities	—	—	—	—	158,790	—	—	158,790
Brazilian real	—	—	—	—	158,790	—	—	158,790

Total non-current liabilities	92,457,790	19,614,582	761,266,424	873.338.796	140,586,512	45,300,826	751,517,528	937,404,866
US$ Dollars	748,565	—	350,249,864	350,998,429	1,200,187	—	379,760,266	380,960,453
Unidad de Fomento	—	13,399,069	286,671,866	300,070,.935	33,403,182	23,132,311	258,325,173	314,860,666
Chilean peso	5,772,425	154,511	100,183,515	106,110,451	485,381	—	105,738,342	106,223,723
Brazilian real	84,372,628	6,061,002	10,685,852	101,119,482	107,295,583	7,540,607	7,693,747	122,529,937
Argentine peso	1,368,168	—	—	1,368,168	(1,981,066)	—	—	(1,981,066)
Paraguayan Guaraní	196,004	—	13,475,327	13,671,331	183,245	14,627,908	—	14,811,153

NOTE 29 — THE ENVIRONMENT (unaudited)

The Company has made disbursements totaling ThCh$ 2,184,723 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others,

These disbursements by country are detailed as follows:

	Period ended 2017		Future commitments
Country	Recorded as expenses	Capitalized to Property, plant and equipment	To be Recorded as expenses	To be capitalized to Property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,061,569	—	—	—
Argentina	357,999	—	—	—
Brazil	464,022	69,689	—	—
Paraguay	64,216	167,228	7,061	18,389
Total	1,947,806	236,917	7,061	18,389

NOTE 30 — SUBSEQUENT EVENTS

A stock purchase and sale agreement (the “Agreement”) has been entered into on January 5, 2018, by and between Embotelladora Andina S.A., Embonor S.A., Coca-Cola del Valle New Ventures, S.A., and Coca-Cola de Chile S.A., as buyers, and Inversiones Siemel S.A. as seller,

In this Agreement the parties agreed to the terms and conditions for transferring 100% ownership of the shares of Comercializadora Novaverde S.A. (“Novaverde”), a company dedicated to the processing and commercialization of fruits, ice cream, vegetables and food in general, mainly under the Guallarauco brand, The Transaction does not contemplate the acquisition of the business lines of avocado sales and the presentation of General Mills.

Pursuant to the Agreement materialization will occur after certain preceding conditions, including but not limited to, the authorization of the transaction by Chile’s National Economic Prosecutor’s Office,

Should the transaction be materialized, the purchase price of 100% of the shares of Novaverde would be around the equivalent of 1,785,374 Unidades de Fomento, less the value of the financial debt of Novaverde at the time the transaction is materializeds. This price may be amended based on the purchase price adjustments set forth in the Agreement.

Once the sale has been perfected, the shareholdings in Novaverde will be as follows: (i) Coca-Cola del Valle New Ventures, S.A. will own 2,999,994 shares, (ii) Coca-Cola de Chile S.A. will own 3 shares, (iii) Embotelladora Andina S.A. will own 2 shares; and (iv) Coca-Cola Embonor S.A. will own 1 share, As Embotelladora Andina S.A. is a shareholder of Coca-Cola del Valle New Ventures, S.A., its direct and indirect ownership in the equity capital of Novaverde, will be approximately 35%,

Except for the aforementioned, there are no subsequent events that may significantly affect the Company’s consolidated financial position as of December 31, 2017.