Form 20-F
period 2018-12-31
ANDINA BOTTLING CO INC
filed 2019-04-25
CIK 925261

As filed with the Securities and Exchange Commission on April 25, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

Commission file number 001-13142

Embotelladora Andina S.A.
(Exact name of Registrant as specified in its charter)

Andina Bottling Company
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Miraflores 9153, 7th Floor Renca - Santiago, Chile
(Address of principal executive offices)

Ignacio Morales, Tel. (56-2) 2338-0520 E-mail: ignacio.morales @koandina.com Miraflores 9153, 7th Floor - Renca - Santiago, Chile
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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Certain Definitions

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

•             the “Company,” “we,” “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;

•             “Andina Argentina” means our subsidiary, Embotelladora del Atlántico S.A., or EDASA;

•             “Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

•             “AEASA” means our subsidiary, Andina Empaques Argentina S.A;

•             “EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;

•             “PARESA” means our subsidiary, Paraguay Refrescos S.A;

•             “Envases CMF” means our affiliate, Envases CMF S.A.;

•             “ECSA” means our affiliate, Envases Central S.A.;

•             “Vital Jugos” means our affiliate, Vital Jugos S.A., previously known as Vital S.A.;

•             “VASA” means our affiliate, Vital Aguas S.A.;

•             “TAR” means our subsidiary, Transportes Andina Refrescos Ltda;

•             “TP” means our subsidiary, Transportes Polar S.A;

•             “The Coca-Cola Company” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil, and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina;

•             the “Chilean territory” means the regions of Antofagasta, Atacama, Coquimbo, Metropolitan Region of Santiago, Aysén and Magallanes and the provinces of Cachapoal and San Antonio;

•             the “Brazilian territory” means the greater part of the State of Rio de Janeiro, the totality of the State of Espírito Santo and parts of the state of São Paulo and the state of Minas Gerais;

•             the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Santa Fe, Entre Rios, La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego as well as the western part of the province of Buenos Aires; and,

•             the “Paraguayan territory” means the country of Paraguay.

Presentation of Financial and Certain Other Information

Unless otherwise specified, references herein to “dollars”, “U.S. dollars” or “US$” are to United States dollars; references to “pesos”, “Chilean pesos”, “Ch$” or “ThCh$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “real”, “reais” or “R$” are to Brazilian reais; and references to “guaranies”, “guarani” or “G$” are to Paraguayan guaranies. References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official consumer price index of the Instituto Nacional de Estadísticas (the “Chilean National Institute of Statistics”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean consumer price index during the prior calendar month. Certain percentages and amounts contained in this annual report have been rounded for ease of presentation.

The Company’s consolidated financial statements for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

Our consolidated financial statements are presented in Chilean pesos. Our consolidated financial statements reflect the results of our subsidiaries located in Brazil, Argentina and Paraguay, converted to Chilean pesos (our functional and presentation currency). IFRS requires assets and liabilities to be converted from the functional currency of our subsidiaries outside Chile to our reporting currency (Chilean peso) at the end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized for subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2018 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

•        financial condition (balance sheet): Non-cash items are expressed in the current currency at the balance sheet date and translated to the presentation currency of the closing exchange rate. Losses and gains are included in net earnings (fiscal year income).

•        first fiscal year: Losses and gains by correction of current non-monetary items the previous year are recorded in accumulated results as of January 1, 2018.

•        statement of income: Income statement items are expressed in the current currency unit at the end of the reporting period, using the variation of the general price index from the date on which the expenses and revenues were accrued, and translated to the presentation currency at closing exchange rate.

•        cash flow statement: Cash flow statement items are expressed in the current currency unit at the end of the reporting period and translated to the presentation currency at closing exchange rate.

For more information on the effects of the hyperinflationary environment in Argentina in 2018 see note 2.5 of our consolidated financial statements included herein.

Unless otherwise specified, our financial data is presented herein in Chilean pesos.

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

•                  changes in, or our failure to comply with, laws and regulations in the countries where we operate;

•                  changes in taxes;

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

•                  volatility and fluctuations in demand for our products and the effect of such changes on the volume that we are able to sell and the price that we are able to charge for our products;

•                  capital and credit market conditions, including the availability of credit and changes in interest rates;

•                  delays in the development of our projects, changes to our investment plans due to changes in demand, authorizations, expropriations, etc.;

•                  actions of our shareholders;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms if at all; and

•                  the factors described under “Risk Factors”.

The forward-looking statements contained in this document speak only as of the date of this annual report, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless required by law.

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

ITEM 2.                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                         KEY INFORMATION

A.            Selected Financial Data

The following tables present certain summary consolidated and other financial and operating information of Andina at the dates and for the periods indicated. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements.

The summary consolidated financial information as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 has been derived from our audited consolidated financial statements included in this annual report. The summary consolidated financial information as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 has been derived from our audited consolidated financial statements not included herein.

Our consolidated financial statements are prepared in accordance IFRS and presented in Chilean pesos. Our consolidated financial statements reflect the results of our subsidiaries located in Brazil, Argentina and Paraguay, converted to Chilean pesos (our functional and reporting currency). IFRS requires assets and liabilities to be converted from the functional currency of our subsidiaries outside Chile to our reporting currency (Chilean peso) at the end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized for subsidiaries that do not operate in hyperinflationary economies.

Our Argentine subsidiaries have been operating in an environment that in 2018 was classified as hyperinflationary. For a description of the conversion criteria from the functional currency to the presentation currency, see “Introduction — Presentation of Financial and Certain Other Information” and note 2.5 of our consolidated financial statements included herein.

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(in million Chilean pesos)
INCOME STATEMENT DATA
Net sales	1,797,200	1,877,394	1,777,459	1,848,879	1,672,916
Cost of sales	(1,081,243)	(1,106,706)	(1,033,910)	(1,069,025)	(968,028)
Gross profit	715,957	770,688	743,549	779,854	704,888
Other income	3,971	472	1,761	551	859
Distribution expenses	(187,043)	(202,491)	(183,677)	(192,928)	(165,775)
Administrative expenses	(342,141)	(352,601)	(346,203)	(348,199)	(313,743)
Other expenses	(18,591)	(21,983)	(22,765)	(16,701)	(14,308)
Other (expense) income, net	(4,392)	(6,301)	(3,387)	(2,537)	(2,708)
Financial income	8,656	10,118	9,662	11,194	3,940
Financial expenses	(65,081)	(55,669)	(51,375)	(55,220)	(55,015)
Share of (loss) profit of investments accounted for using the equity method	1,191	(2,328)	(263)	(80)	1,411
Foreign exchange differences	(2,676)	(2,856)	(68)	(1,370)	(1,449)
Loss from differences in indexed financial assets and liabilities	(12,463)	(7,308)	(6,378)	(3,763)	(5,085)
Net income before income taxes	97,388	129,741	140,856	170,798	153,016
Income tax expense	(45,354)	(41,643)	(48,807)	(51,797)	(55,565)
Net income	52,034	88,098	92,049	119,001	97,451

BALANCE SHEET DATA
Assets
Current assets
Cash and cash equivalents	79,514	129,160	141,264	136,242	137,539
Other financial assets	106,577	87,492	60,153	14,138	684
Other non-financial assets	7,787	8,686	8,601	5,612	5,949
Trade and other accounts receivable, net	198,110	176,386	190,524	191,285	174,113
Accounts receivable from related parties	5,994	4,611	5,789	5,370	9,450
Inventories	149,728	133,333	144,709	131,363	151,320
Current tax assets	6,026	7,742	1,702	—	2,532
Total current assets	553,736	547,410	552,742	484,010	481,586

Non-current assets
Other financial assets	51,027	181,491	80,181	74,259	97,362
Other non-financial assets	33,057	18,290	35,247	47,349	34,977
Trade and other receivables	7,098	5,932	3,528	2,396	1,271
Accounts receivable from related parties	25	15	148	156	74
Investments accounted for under the equity method	66,050	54,191	77,198	86,809	102,411
Intangible assets other than goodwill	728,181	665,666	680,996	663,273	668,823
Goodwill	116,924	95,836	102,920	93,598	117,229
Property, plant and equipment	713,075	640,530	666,151	659,750	710,771
Deferred tax assets	—	—	—	3,213	—
Total non-current assets	1,715,437	1,661,951	1,646,367	1,630,849	1,732,918
Total assets	2,269,173	2,209,361	2,199,110	2,114,859	2,214,505

Liabilities
Current liabilities
Other financial liabilities	83,402	62,218	64,801	67,981	56,115
Trade and other accounts payable	228,179	212,526	242,836	257,519	238,110
Accounts payable to related parties	55,967	48,653	44,120	33,961	45,828
Provisions	366	326	683	2,676	3,486
Income taxes payable	2,931	7,495	10,829	3,185	9,339
Employee benefits current provisions	27,747	31,791	35,653	35,956	33,211
Other non-financial liabilities	11,620	17,565	20,613	27,008	33,774
Total current liabilities	410,212	380,574	419,535	428,287	419,862

Non-current liabilities
Other long-term current financial liabilities	726,616	765,299	721,571	675,767	716,564
Trade and other payables	1,216	9,303	9,510	1,133	736
Provisions	77,447	63,976	72,399	62,948	58,967
Deferred income tax liabilities	126,126	130,202	125,609	125,205	145,246
Post-employment benefit liabilities	8,125	8,230	8,158	8,286	9,416
Other non-financial liabilities	433	243	159	—	—
Total non-current liabilities	939,963	977,253	937,405	873,339	930,928

Issued capital	270,738	270,738	270,738	270,738	270,738
Retained earnings	247,818	274,755	295,709	335,523	462,221
Other reserves	378,739	284,982	254,159	185,049	110,854
Equity attributable to equity holders of the parent	897,294	830,474	820,606	791,310	843,813
Non-controlling interests	21,703	21,060	21,564	21,923	19,902
Total equity	918,998	851,534	842,170	813,233	863,715
Total liabilities and equity	2,269,173	2,209,361	2,199,110	2,114,859	2,214,505

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(in million Chilean pesos, except share and per share data and other operating data)
CASH FLOW DATA
Net cash flows generated from operating activities	215,514	264,909	223,447	247,960	235,279
Net cash flows used in investing activities	(166,776)	(103,131)	(113,916)	(168,831)	(118,086)
Net cash flows provided by (used in) financing activities	(46,920)	(98,560)	(98,225)	(78,346)	(114,635)
Net increase in cash and cash equivalents before exchange differences	1,818	63,218	11,306	783	2,558
Effects of exchange differences on cash and cash equivalents	(2,280)	(13,571)	797	(5,805)	3,574
Effects of inflation on cash and cash equivalents in Argentina	—	—	—	—	(4,836)
Net increase (decrease) in cash and cash equivalents	(462)	49,647	12,103	(5,022)	1,296
Cash and cash equivalents - beginning of year	79,976	79,514	129,161	141,264	136,242
Cash and cash equivalents - end of year	79,514	129,161	141,264	136,242	137,539

OTHER FINANCIAL DATA
Depreciation and amortization	102,967	100,632	97,334	99,164	99,594
Capital expenditures	114,217	112,400	128,217	168,858	121,063
Dividends paid	52,269	53,671	67,585	75,536	85,475

Basic and diluted earnings per share:
Series A(1)	52.19	88.40	91.08	118.56	97.20
Series B(1)	57.41	97.24	100.19	130.42	106.92

Basic and diluted earnings per ADR(2)
Series A(2)	313.16	530.40	546.48	711.36	583.20
Series B(2)	344.48	583.44	601.14	782.52	641.52

Capital Stock
Series A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
Series B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303
Issued Capital	270,738	270,738	270,738	270,738	270,738

Total dividends declared
Total Series A Shares	24,800	29,344	33,130	37,153	40,703
Total Series B Shares	27,283	32,278	36,443	40,868	44,772

OTHER OPERATING DATA (unaudited)
Sales volume
Coca-Cola trade brand soft drinks (millions of UCs)(3)	671.6	653.8	613.2	587.9	579.2
Other beverages (millions of UCs) (3)(4)	159.0	166.1	165.8	168.5	171.3

(1)         Calculation of profits per share considers the average amount of outstanding shares existing at each date.

(2)         Each ADR represents six shares of common stock of the corresponding series of shares.

(3)         UCs or Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

(4)         Includes waters, juices, beer and other spirits.

Note: Totals may not sum due to rounding.

Exchange Rates

Chile

Chile has two currency markets, the Mercado Cambiario Formal (the “Formal Exchange Market”) and the Mercado Cambiario Informal (the “Informal Exchange Market”). The Formal Exchange Market is comprised of banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. See also “Item 10. Additional Information—D. Exchange Controls— Foreign Investment and Exchange Controls in Chile”.

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

	Exchange rate Ch$ per US$
	High(1)	Low(1)	Average(2)	Period end (3)
Year ended December 31,
2014	621.41	527.53	570.33	606.75
2015	715.66	597.10	654.66	710.16
2016	730.31	645.22	676.69	669.47
2017	679.05	614.75	649.12	614.75
2018	698.56	588.28	641.22	695.69

Month end
October 31, 2018	693.31	656.25	676.84	693.31
November 30, 2018	698.56	667.46	677.61	669.43
December 31, 2018	695.69	666.46	681.99	695.69
January 31, 2019	697.64	666.76	677.06	666.76
February 28, 2019	665.90	649.22	656.30	649.92
March 31, 2019	683.73	651.79	667.68	681.09
April 2018 (through April 17, 2019)	678.53	660.67	666.15	663.98

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

	Exchange rate Ar$ per US$
	High	Low	Average (1)	Period end

Year ended December 31,
2014	8.556	6.543	8.119	8.552
2015	13.005	8.554	9.269	13.005
2016	16.030	13.200	14.781	15.850
2017	18.830	15.174	16.567	18.774
2018	40.897	18.416	28.094	37.808

Month end
October 31, 2018	40.342	36.197	37.120	36.197
November 30, 2018	38.875	35.488	36.459	38.022
December 31, 2018	38.570	36.890	37.885	37.808
January 31, 2019	37.933	37.035	37.407	37.035
February 29, 2019	40.040	37.197	38.409	38.998
March 31, 2019	43.698	39.445	41.362	43.353
April 2019 (through April 17, 2019)	43.800	41.562	42.808	41.783

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

	Exchange rate R$ per US$
	High	Low	Average(1)	Period end
Year ended December 31,
2014	2.7403	2.1974	2.3536	2.6562
2015	4.1949	2.5754	3.3314	3.9048
2016	4.1558	3.1193	3.4901	3.2591
2017	3.3807	3.0510	3.1920	3.3080
2018	4.1879	3.1391	3.6544	3.8748

Month end
October 31, 2018	4.0273	3.6368	3.7584	3.7177
November 30, 2018	3.8925	3.6973	3.7867	3.8633
December 31, 2018	3.9330	3.825	3.8851	3.8748
January 31, 2019	3.8595	3.6519	3.7417	3.6519
February 28, 2019	3.7756	3.6694	3.7236	3.7385
March 31, 2019	3.9682	3.7762	3.8465	3.8967
April 2019 (through April 17, 2019)	3.9225	3.8345	3.8664	3.9225

Source: Central Bank of Brazil.

(1) Represents the daily average exchange rate during each of the relevant periods.

Paraguay

The price of the U.S. currency in Paraguay is determined by the interaction between the supply and demand of this currency, and the Central Bank of Paraguay (BCP) has the ability to intervene in order to minimize the effects of potential large variations.

Standing out among foreign exchange income are exports (including border trade mainly with Brazil), foreign direct investment (FDI), remittances from relatives living abroad (in previous periods this impact was more significant). Imports stand out regarding dollar expenditures.

Until 2013, the flow of U.S. dollar income and expenditures was characterized by a large influx (income) of U.S. dollars in the first part of the year due to soybean exports. Currently, due to the various investments made, the influx still exists, but income throughout the year is more balanced.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Paraguayan guarani per U.S. dollar as reported by the Central Bank of Paraguay.

	Exchange rate G$ per US$
	High	Low	Average(1)	Period end
Year ended December 31,
2014	4,689	4,170	4,462	4,636
2015	5,866	4,626	5,205	5,807
2016	5,953	5,494	5,671	5,767
2017	5,785	5,408	5,619	5,590
2018	6,016	5,492	5,732	5,961

Month end
October 31, 2018	6,016	5,894	5,954	5,994
November 30, 2018	5,994	5,896	5,937	5,933
December 31, 2018	5,977	5,900	5,927	5,961
January 31, 2019	6,092	5,980	6,039	6,050
February 28, 2019	6,105	6,017	6,059	6,092
March 31, 2019	6,191	6,072	6,130	6,181
April 2019 (through April 17, 2019)	6,242	6,188	6,209	6,245

Source: Central Bank of Paraguay.

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

Risks Relating to Our Company

We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations and changes in this relationship may adversely affect our business.

The Coca-Cola Company has substantial influence on the conduct of our business. The interests of The Coca-Cola Company may be different from the interests of our other shareholders, which may result in us taking actions contrary to the interests of our other shareholders.

70% of net sales for the year ended December 31, 2018 were derived from the distribution of soft drinks under The Coca-Cola Company trademarks and an additional 24% were derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and, in each case, the local subsidiary of The Coca-Cola Company or The Coca-Cola Company, or, in the case of juices and nectars, The Minute Maid Company, a subsidiary of The Coca-Cola Company (hereinafter, the “Bottler Agreements”). The Coca-Cola Company has the ability to exert an important influence on the business of the Company through its rights under the Bottler Agreements. According to the Bottler Agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola concentrate and soft drinks (in the case of pre-mixed soft drinks by The Coca-Cola Company) that they sell to us. The Coca-Cola Company also monitors prices and has the right to review and approve our marketing, operating and advertising plans. In addition, The Coca-Cola Company can unilaterally set the prices of concentrate and may in the future increase the price we pay for the concentrate, increasing our costs. These factors may impact our profit margins, which could adversely affect our net income and results of operations.

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

We depend on The Coca-Cola Company to renew our Bottler Agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We currently are party to: two agreements for Chile, which expire in 2019 and in 2023, one agreement for Brazil, which expires in 2022, one agreement for Argentina, which expires in 2022, and one agreement for Paraguay, which expires in 2020. We cannot provide any assurance that our Bottler Agreements will be maintained or renewed upon their termination. Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our Bottler Agreements would prevent us from selling Coca-Cola trademark beverages in the affected territory, which would have a material adverse effect on our business, financial condition and results of operation.

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

The non-alcoholic beverage business environment is changing rapidly, as a result of increased obesity and other health concerns, which could have a material adverse effect on demand for our products, and consequently on our financial performance.

Consumers, public health officials and government agencies in the majority of our markets, are increasingly concerned with public health consequences associated with obesity, particularly among young people. Additionally, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sugar-sweetened beverages and beverages sweetened with nutritive or alternative sweeteners. Increasing public concern about these issues, the possibility of taxes on sugar-sweetened beverages or other sweeteners, additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages and any negative publicity resulting from actual or threatened legal actions against non-alcoholic beverage companies relating to the marketing, labeling or sale of beverages may reduce demand for our products or increase the cost, which could adversely affect our profitability.

In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand.

If we do not address evolving consumer product and shopping preferences, our business could suffer.

The non-alcoholic beverage business environment in our territories is dynamic and constantly evolving rapidly as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns; shifting consumer preferences and needs; changes in consumer lifestyles; concerns regarding location of origin or source of ingredients and raw materials and the environmental and sustainability impact of the product manufacturing process; consumer emphasis on transparency related to our products and packaging; and competitive product and pricing pressures. In addition, the non-alcoholic beverage retail landscape is dynamic and is constantly evolving, and if we are unable to successfully adapt in this environment, our participation in the sales of non-alcoholic beverages and financial results in general would be negatively affected.

Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.

The soft drink and nonalcoholic beverage businesses in general are highly competitive in each of the territories in which we operate. We compete with bottlers of local and regional brands, including low cost beverages and Pepsi products. This competition in each of the regions where we operate is likely to continue, and we cannot assure you that it will not intensify in the future, which could materially and adversely affect our financial condition and results of operations. If we do not continuously strengthen our capabilities in marketing and innovation to maintain our brand loyalty and market share, while we selectively expand into other profitable categories in the non-alcoholic beverage segment of the commercial beverage industry, our business could be negatively affected.

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

Our operations depend on a stable supply of utilities and fuel in the countries where we operate. Electrical power outages could lead to increased energy prices and possible service interruptions. Interruptions in the supply of water could also generate an increase of our production costs and possible service interruptions. We cannot assure you that in the future we will not experience energy or water supply interruptions that could materially and adversely affect our business. In addition, a significant increase in energy prices would raise our costs, which could materially impact our results of operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation in the regions where we operate, and we expect that they will continue to do so in the future. We cannot assure you that fuel prices will not increase in the future, and that such an increase would not have a significant effect on our financial performance.

Water scarcity and poor water quality could adversely impact our production costs and capacity.

Water is the main ingredient in substantially all of our products. It is also a limited resource in many parts of the world, subject to changes and unpredictable situations from overexploitation, increasing pollution and poor management. As demand for water continues to increase around the world, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints that could adversely affect our profitability or net operating revenues. We obtain water from various sources in our territories, including springs, wells, rivers and municipal and state water companies pursuant to concessions granted by governments in our various territories. We are also subject to uncertainty regarding the interpretation of the laws of the countries in which we operate, and any ambiguity or uncertainty regarding the interpretation or application of regulations can result in increased production costs or penalties for non-compliance, which are impossible or difficult to predict. We also anticipate discussions on new regulations on ownership and water usage. Water scarcity or changes in governmental regulations aimed at rationing water in the region could affect our water supply.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Significant additional labeling or warning requirements may inhibit sales of our products.

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products. In addition, the Chilean congress passed a law which became effective on June 27, 2016, with respect to labeling of certain consumer products, including soft drinks and bottled juices and waters such as ours. The second phase of the law began on June 27, 2018, which hardened the parameters of information required for the labelling of products offered on the market. Due to the difficulty of determining the future scope and interpretation of the requirements of this law we may be subject to ambiguity or uncertainty with respect to its interpretation and application which could result in non-compliance and associated costs and penalties, which are impossible or difficult to predict. These requirements may adversely affect sales of our products.

Our business may be adversely affected if we are unable to maintain brand image and product quality.

Our beverage business is highly dependent on maintaining the reputation of our products in the countries where we operate. If we fail to maintain high standards for product quality, our reputation and ability to remain a distributor of The Coca-Cola Company beverages in the countries where we operate could be jeopardized. Negative publicity or incidents related to our products may reduce their demand and could have a material adverse effect on our financial performance. If any of our products is defective or found to contain contaminants, or causes injury or illness, we may be subject to product recalls and/or other liabilities.

We take precautions in order to minimize the risk that our beverage products present contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) present defects. Such precautions include quality-control programs for raw materials, the production process and of our final products. Likewise, we have established procedures to correct any problems detected.

The existence of contamination or defect in the future may lead to business interruptions, product recalls or liability, which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

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

Cyber threats are rapidly evolving and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated. Cyber threats and cyber-attackers can be sponsored by countries or sophisticated criminal organizations or be the work of single “hackers” or small groups of “hackers.”

We invest in industry standard security technology to protect the Company’s data and business processes against risk of data security breach and cyber-attack. We are continuously installing new and upgrading existing information technology systems. Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. Nevertheless, as cyber threats evolve, change and become more difficult to detect and successfully defend against, one or more cyber-attacks might defeat our or a third-party service provider’s security measures in the future and obtain the personal information of customers or employees. Employee error or other irregularities may also result in a defeat of security measures and a breach of information systems. Moreover, hardware, software or applications we use may have inherent defects of design, manufacture or operations or could be inadvertently or intentionally implemented or used in a manner that could compromise information security. A security breach and loss of information may not be discovered for a significant period of time after it occurs. While we have no knowledge of a material security breach to date, any compromise of data security could result in a violation of applicable privacy and other laws or standards, the loss of valuable business data, or a disruption of our business. A security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential information could give rise to unwanted media attention, materially damage to our customer relationships and reputation, and result in fines, fees, or liabilities, which may not be covered by our insurance policies.

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

In addition, during these periods companies based in the countries where we operate have faced higher costs for raising funds, both domestically and abroad, as well as limited access to international capital markets, which have negatively affected the prices of the aforementioned countries’ securities. Although economic conditions are different in each of the emerging-market countries, investors’ reactions to developments in one of these countries may affect the securities of issuers in the others. For example, adverse developments in emerging market countries may lead to decreased investor interest in the securities of Chilean companies.

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

We may be required to incur considerable expenses in order to comply with environmental laws and regulations. Such expenses may have a material adverse effect on our results of operations and financial position.

We are subject to various environmental laws and regulations that apply to our containers, products and activities. If these environmental laws and regulations are strengthened or newly established in jurisdictions in which we conduct our businesses, we might be forced to incur considerable expenses in order to comply with such laws and regulations. We are also subject to uncertainty regarding the interpretation of the environmental laws and regulations of the countries in which we operate, and any ambiguity or uncertainty regarding the interpretation or application of regulations can result in increased production costs or penalties for non-compliance, which are impossible or difficult to predict. Such expenses may have a material adverse effect on our results of operations and financial position. To the extent we determine that it is not financially sound for us to continue to comply with such laws and regulations, we may have to curtail or discontinue our activities in the affected business areas.

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, significant liabilities, increased costs or damage to our reputation.

In the ordinary course of our business, we become involved in various claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements. These could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business. Ineffective communications during or after these proceedings could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities. Additionally, adverse preliminary decisions in one or more of these proceedings may require the use of substantial financial resources during its review by a higher court. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our current assessments and estimates.

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

The countries in which we operate may adopt new tax laws or modify existing laws to increase taxes applicable to our business or reduce existing tax incentives.

We cannot assure you that any governmental authority in any country where we operate will not impose new taxes or increase the taxes on our products in the future. The imposition of new taxes or increases in taxes may have a material adverse effect on our business, financial condition and results.

For example, in Chile on September 29, 2014 Law 20.780 was enacted which was subsequently amended by Law 20.899, on February 8, 2016 (the “Tax Reform”). The Tax Reform provides a “Transitional Regime” for calendar years 2014, 2015 and 2016 and a “Permanent Regime” for calendar years 2017 and thereafter.

In the Permanent Regime, for the years 2017 and following, corporations (“sociedades anónimas”) are subject to the Semi-Integrated Regime established in article 14(B) of the Chilean Income Law, in accordance with which the Company will be subject to the First Category corporate tax with a rate of 27% on accrued yearly earnings. Dividends paid to shareholders without domicile or residence in Chile are taxed with the additional withholding tax of 35%, maintaining the right to credit against the latter 100% of the First Category Tax (without prejudice to the debit or refund referred to in the subsequent paragraph). Local shareholders who are natural persons remain affected by progressive rates, but with new tranches ranging from 0% to 35%, with the right to credit for First Category tax rate with the limitation indicated below.

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

In Argentina in December 2017, a tax reform was passed, which became effective in 2018. The most significant consequence for the Company is the reduction of the former 35% income tax rate to 30% for the 2018 and 2019 fiscal years and from 2020 onwards the rate decreases to 25%. However, this reduction is available only if profits are reinvested, as otherwise a tax is due at the time of the dividend distribution at a rate of 13% for the first two years and of 7% from 2020 onwards.

In relation to gross income tax, in 2018 there was a 2% average reduction in the gross income tax rate for industry activity in provinces where Andina Argentina has no productive plants. Municipal rates in 2018 remained unchanged, with few insignificant exceptions.

Andina Argentina enjoys the benefit of zero tax rate on gross income in the province of Córdoba until the year 2021 under an industrial promotion.

If we do not successfully comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or the U.S. Foreign Corrupt Practices Act.

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

A devaluation of the currencies of the countries where we have our operations, with regard to the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos.

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. In 2018, 65.9% of our revenues, and 63.3% of Adjusted EBITDA came from Argentina, Brazil and Paraguay. Specifically, in 2018, 24.7% of the Company’s revenues were generated in Argentina, 32.3% in Brazil, and 8.9% in Paraguay, while 18.5% of Adjusted EBITDA was generated in Argentina, 32.7% in Brazil, and 12.0% in Paraguay. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results and financial condition of the Company, which are reported in Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity.

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Negative information on social media and similar platforms could adversely affect our reputation.

Negative or inaccurate information concerning us or The Coca-Cola trademarks may be posted on social media and similar platforms of Internet-based communications at any time. This information may affect our reputation, and adversely impact our business, results of operations and financial condition.

Risks Relating to Chile

Our growth and profitability depend on economic conditions in Chile.

39.4% of our assets as of December 31, 2018 and 34.1% of our net sales for the year ended December 31, 2018 corresponded to our operations in Chile.

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

According to data published by the Central Bank, the Chilean economy grew at a rate of 1.8% in 2014, 2.3% in 2015, 1.3% in 2016, 1.5% in 2017 and according to the Monetary Policy Report of Chile’s Central Bank, at around a rate of 4% in 2018. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

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

Although Chilean inflation has decreased in recent years, Chile has experienced significant levels of inflation in the past. The annual rates of inflation in Chile, which in 2014, 2015, 2016, 2017 and 2018 were 4.6%, 4.4%, 2.7%, 2.3% and 2.6%, respectively, as measured by changes in the consumer price index and as reported by the INE (Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics), could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations if we are unable to increase our prices in line with inflation. We cannot assure you that Chilean inflation will not revert to significant inflation in the future.

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

A significant part of the raw materials used by the company in Chile are in U.S. dollars, so a devaluation of the Chilean peso against the U.S. dollar can affect our costs and margins in a significant way.

Based on the observed exchange rates for U.S. dollars as of December 31, 2014, 2015, 2016, 2017 and 2018, the Chilean peso depreciated 15.7%, 14.7%, -5.7%, -7.8%, and 13.1%, respectively, relative to the U.S. dollar in nominal terms.

A severe earthquake or tsunami in Chile could adversely affect the Chilean economy and our network infrastructure.

Chile lies on the Nazca tectonic plate, one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960 which is the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck the central and south-central regions of Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The regions of Bío Bío and Maule were the most severely affected regions, especially the coastal area, which, shortly after the earthquake, was hit by a tsunami that significantly damaged cities and port facilities. The regions of Valparaíso and Metropolitan region were also severely affected. At least 1.5 million homes were damaged, and more than 500 people were killed. As a result of these developments, economic activity in Chile was adversely affected in March 2010. Legislation was passed to raise the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami, which had an adverse effect on our results. The legislation increased the corporate income tax rate from 17.0% to 20.0%.

A severe earthquake and/or tsunami in Chile in the future could have an adverse impact on the Chilean economy and on our production and logistics network, including our business, results of operations and financial condition.

Risks Relating to Brazil

Our business operations in Brazil are dependent on economic conditions in Brazil.

36.8% of our assets at December 31, 2018 and 32.3% of our consolidated net sales for the year ended December 31, 2018 corresponded to our operations in Brazil.

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

In Brazil GDP growth rates were 1.9%, 3.0% and 0.5% in 2012, 2013, and 2014, respectively. In 2015 as well as 2016 GDP decreased 3.5% and 3.3%, respectively, but in 2017 and 2018 GDP increased 1.1% and 1.3%, respectively.

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

The development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office during 2017 has increased uncertainty with respect to the future prospects of the Brazilian market. The Brazilian Superior Electoral Court (Tribunal Superior Eleitoral) in a 4 to 3 vote acquitted Dilma Rousseff and Michel Temer of charges of illegal campaign financing. However, during 2018 the former president Luís Inácio Lula da Silva was sentenced to 12 years of prison on corruption charges uncovered by the Lava Jato operation. Michel Temer, the former Vice-President, who assumed the presidency of Brazil following Rousseff’s ouster, was arrested as part of corruption investigations in March 2019.We cannot predict whether these investigations and lawsuits will bring about further economic and political instability or if new allegations against high officers of the Brazilian Federal Government will arise in the future.

Jair Bolsonaro was elected as the new President of Brazil on October 28, 2018. He has been in office since January 1, 2019. His election led to a market resurgence and the recovery of the value of local stock and the Brazilian real. However, we cannot assure that such confidence in the market will remain, nor that the policies promoted by the new government will be beneficial to our operations.

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

Brazil has historically experienced high rates of inflation. Several measures have been taken by the Federal Government in order to control it, but it is impossible to assure these will be successful. Historically, the annual inflation rates recorded in Brazil before 1995 were extremely high and included periods of hyperinflation. According to the National Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, “IBGE”), Brazilian consumer price inflation rates were, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015, 6.3% in 2016, 2.9% in 2017 and 3.7% in 2018. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. Considering this history and the uncertainty around the Brazilian government’s policies, we cannot provide any assurance that inflation rates in Brazil will not increase more and if that inflation will not affect our business in the future.

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

The exchange rate in Brazil depreciated by 1.5% in 2017 and 17.1% in 2018 against the U.S. dollar. We cannot guarantee that the real will not again depreciate or appreciate against the U.S. dollar in the future. In addition, we cannot guarantee that any deprecation or appreciation of the real against the U.S. dollar or other currencies will not have an adverse effect on our business.

A significant part of the raw materials used by the Company in Brazil are in U.S. dollars, so a devaluation of the Brazilian real against the U.S. dollar can affect our costs and margins in a significant way.

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

During 2018, the Brazilian government reduced the value-added tax on industrialized products (Imposto sobre Productos Industrializados or IPI) applicable to soft drinks concentrate, from 20% to 4%. This measure has negatively affected our operations, since it significantly reduced the tax credit derived from the purchases of concentrate from the Manaus free zone that currently benefits Rio de Janeiro Refrescos, and the soft drinks industry as a whole.

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

Tax proceedings may result in a significant tax liability

Rio de Janeiro Refrescos Ltda. is party in several tax procedures in which the Brazilian federal tax authorities argue the alleged existence of liabilities associated with value added tax on industrialized products (Imposto sobre Produtos Industrializados or IPI) for an approximate total amount of BRL 1,990,400,000. These proceedings are at different administrative as well as judicial procedural stages. We disagree with the Brazilian tax authorities’ position and believe that Ipiranga was entitled to claim IPI tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that Ipiranga’s likelihood of loss in most of these proceedings is classified as possible to remote (i.e., approximately 30% likelihood). Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is impossible to predict its final resolution.

The eventual termination of the Heineken product distribution agreement could adversely affect our profitability

In July 2017 Heineken Brazil unilaterally notified the termination of the agreement by virtue of which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers in our franchise territories in Brazil. Rio de Janeiro Refrescos Ltda. understands that the expiration of this agreement is scheduled for the year 2022, which is why we submitted this dispute to an arbitration process.

While we continue to market the aforementioned products, and Heineken Brazil remains obligated to distribute its products through The Coca-Cola System during the course of the arbitration process indicated above, the final result is subject to uncertainty, and it is not possible for us to predict its final resolution. An unfavorable result of this arbitration process could result in an early termination of the agreement according to which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers, which could have a significant adverse impact on our business in Brazil. Heineken products represent 18.7% of our revenues in Brazil during 2018.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

10.9% of our assets as of December 31, 2018 and 24.7% of our net sales for the year ended December 31, 2018 corresponded to our operations in Argentina.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. During 2001 and 2002, Argentina went through a period of major political, economic and social instability, which led to a partial default by Argentina in the payment of its sovereign debt, and the devaluation of the peso in January 2002, after over ten years of parity with the U.S. dollar. Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this recovery is sustainable. This is mainly because recent economic growth was initially dependent on a significant devaluation of the Argentine peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. According to the INDEC (Instituto Nacional de Estadísticas y Censos, or the National Statistics and Census Institute), GDP growth in real terms in Argentina was 10.1% in 2010, 6.0% in 2011, -1.0% in 2012, 2.4% in 2013, -2.5% in 2014, 2.6% in 2015, -1.8% in 2016, 2.9% in 2017 and -2.5% in 2018. We cannot assure you that Argentine GDP will increase or remain stable in the future. Domestic and external economic crisis, the international demand for Argentine products, the instability and competitiveness of the Argentine peso against foreign currencies, confidence among consumers and foreign and domestic investors, the inflation rate and future financial and economic uncertainties, among other factors, may affect the development of the Argentine economy.

Political and economic instability in Argentina may recur, which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

In the period from 1998 through 2003, Argentina experienced acute economic difficulties that culminated in the restructuring of substantially all its sovereign indebtedness. There was a succession of presidents during this crisis period and various states of emergency were declared that suspended civil liberties and instituted restrictions on transfers of funds abroad and foreign exchange controls, among other measures. Argentina’s GDP contracted 10.9% in 2002. Beginning in 2003, Argentine GDP began to recover and from 2004 to 2008 recorded an average rate of growth of 8.4%.

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

In October 2019, Argentine presidential, legislative and certain provincial and municipal governments elections will be held. The uncertainty relating to electoral campaigns and the result of the elections, or uncertainty regarding whether the new Argentine Government will implement changes in policy or regulation, could adversely affect the Argentine economy.

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

We cannot provide assurance that the Argentine government will not adopt policies that could adversely affect the Argentine economy or our business. In addition, we cannot guarantee that future economic, social and political developments in Argentina, over which we have no control, will not impair our businesses, financial condition or results of operations. We cannot provide assurance that future economic instability, over which we have no control, will impair our business, our net worth or financial condition or the results of our operations.

The Argentine government could impose certain restrictions on currency conversions and remittances abroad, which could affect the timing and amount of any dividends or other payment we receive from our Argentine subsidiary.

In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures, which included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including for purposes of paying principal and interest on debt and distributing dividends. From December 2011 to November 2015, the Argentine Government imposed additional restrictions on the purchase of foreign currency and certain transfers of funds out of Argentina and reduced the time required to comply with certain transfers of funds into Argentina. During December 2015, these restrictions began to be reviewed and removed by the current administration in order to normalize the  exchange-rate policy.

Under current Argentine law, we may declare and distribute dividends with respect to our Argentine subsidiary and Argentine banks may lawfully process payments of those dividends to us and other non-resident shareholders. Our declaration and distribution of dividends is subject to certain statutory requirements and must be consistent with our audited financial statements. The processing of payment of dividends by Argentine banks is subject to Argentine Central Bank regulations, including verification of our Argentine subsidiary’s compliance with foreign debt and direct investment disclosure obligations. In addition to statutory and administrative rules affecting our Argentine subsidiary’s payment of dividends, during 2012 the Argentine government imposed discretionary restrictions on Argentine companies as part of a policy to limit outbound transfers of U.S. dollars. From 2010 until the beginning of 2016 these restrictions halted dividend payments to non-resident shareholders. At the start of 2016, the new administration began decreasing these restrictions which enabled us to begin withdrawing earnings from our Argentine subsidiary. There are currently no restrictions imposed by the Argentine government to withdraw earnings from Argentina. Nonetheless, we cannot assure you that we will be able to cause our Argentine subsidiary to distribute dividends to its non-resident shareholders, despite otherwise meeting all statutory and regulatory requirements for payment.

Argentina’s government may impose certain restrictions on imports, which could have an impact in our operations.

Since February 2012, pursuant to a resolution of the Argentine Federal Tax Authority (“Administración Federal de Ingresos Públicos—AFIP”) Argentine importers were required to file a “Prior Import Statement” (“Declaración Jurada Anticipada de Importación—DJAI”) with the AFIP providing information on future imports. Compliance with this requirement, was verified by the Argentine customs upon arrival of the goods into Argentina and was a condition for the authorization of the payment of the purchase price by the Argentine fiscal entities. Although this was intended merely as an information gathering regime, it may in the future be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services (known by its initials as “DJAS”) and resulted in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. While the change in the Argentine government that occurred in December 2015 relaxed restrictions on imports of goods and services and replaced the Prior Import Statement system described above with a Comprehensive System of Monitoring Imports (Sistema Integral de Monitoreo de Importaciones— (SIMI), together with the implementation of automatic and non-automatic licenses), and repealed the requirements of the DJAS, we cannot assure that these restrictions will be completely removed as certain discretion still remains over certain goods. Restrictions on Argentine imports of goods and services of our subsidiaries may adversely affect our financial conditions or results of operations.

Inflation in Argentina may adversely affect our operations, which could adversely impact our financial condition and results of operations.

Argentina has experienced high levels of inflation in recent decades, resulting in large devaluations of its currency. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and its money supply. According to the INDEC, the official annual rates of inflation for the years 2014 and 2015 (date until October 2015 since the INDEC suspended its report thereafter) were 23.9% and 11.8%, respectively. Moreover, after changes in personnel and in the methodology used to calculate the consumer price index at the INDEC in 2007, the accuracy of its past measurements has been put into doubt by economists and investors. The actual consumer price index and wholesale price index may therefore be substantially higher than those indicated by the INDEC for years prior to December 2015. With the change of the Argentine Government in December 2015, INDEC suspended the issuance of reports on the consumer and wholesale price indices until April 2016, at which time it began disseminating a new CPI monthly series, without reporting the months prior to April 2016. Inflation according to INDEC for 2017 was 24.8% and 47.6% for 2018. We cannot assure that INDEC will not be suspended again in the future, which could cause a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on our operations and financial condition.

During 2018, Argentina was declared as a hyperinflationary economy by the Financial Accounting Standards Board of the United States of America, and the International Accounting Standards Board. According to IAS 29-IFRS “Financial reporting in hyperinflationary economies” does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. In order to determine whether an economy qualifies as hyperinflationary within the meaning of IAS 29, the standard contemplates a series of qualitative and quantitative factors to be considered, including the existence of a three-year cumulative inflation rate close to or higher than 100%. In this sense, for accounting purposes, Argentina is considered as a hyperinflationary country, as inflation rates for the past three years were 40.9%, 24.8% and 47.6%, in 2016, 2017 and 2018, respectively. Accordingly, since July 2018, the Company began to apply IAS 29 of IFRS regarding its financial reports, requiring to report the results of its operations in Argentina as if this economy was hyperinflationary from January 1, 2018 and, as a result, restate accumulated results as of that month. In addition, by application of IAS 29, we had to translate figures in Argentine pesos to Chilean pesos using the period closing exchange rate (and not the average exchange rate), thus reducing the Company’s results of operations and net earnings. We do not know how long this situation will persist.

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

In late 2011 the Argentine government implemented a series of measures aimed at maintaining the level of reserves of the Banco Central de la República Argentina (“BCRA”). As part of that effort, during the last quarter of 2011 until December 2015 new measures were implemented to limit the purchase of foreign currency by private companies and individuals. Access to the foreign exchange market requires authorization of the tax authorities, among other restrictions. As a result, the implied exchange rate in the quotation of Argentine securities that traded in foreign markets and in the local market increased significantly. During the year 2015 these restrictions continued increasing, making operations to withdraw payments to overseas suppliers highly complex. In January 2015, the purchase of dollars per day was limited to US$300,000. By the middle of the year, this limit had been decreased to US$75,000 and by year end was US$50,000, which forced companies to split foreign import payments and caused some companies to reduce their importation of certain inputs. On December 17, 2015, after the devaluation of the Argentine Peso, the split exchange rate market was reunified with the return of the “Free Exchange Market” (Mercado Libre de Cambio) and many restrictions on acquisition of foreign exchange and payments to overseas suppliers were eliminated. However, we cannot assure that such restrictions may not be implemented again in the future.

The exchange rate in Argentina depreciated 17.4% in 2017 and 102.2% during 2018 compared with the closing exchange rate for the U.S. dollar for the end of the 2016 and 2017 fiscal years, respectively. The strong devaluation of the exchange rate during 2018 had a significant impact over our consolidated results.

Also, a significant part of the raw materials used by the company in Argentina are in U.S. dollars, so a devaluation of the Argentine peso against the U.S. dollar can affect our costs and margins in a significant way.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees and may do so again in the future. Due to the high levels of inflation, labor organizations are demanding significant wage increases. In 2014, 2015,2016, 2017 and 2018 the increase of the vital and mobile minimum salary was 33%, 27%, 35%, 17% and 28%, respectively, and for these same years the market average salary increase for workers was 30%, 32%, 33%, 26% and 32%, respectively.

In the future, the government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure in support of such measures. Any such increase in wages or worker benefit could result in added costs and reduced results of operations for Argentine companies, including us.

Legislative and public policy changes in Argentina could affect our business.

In 2015 a new Civil and Commercial Code of the Republic of Argentina went into force that regulates all legal relations of our Argentine subsidiary with its customers, suppliers and consumers. In addition, the new Argentine government which took office in December 2015 has announced that it is considering various bills that could amend Argentinian legislation on issues such as tax, customs, social security, labor, and commerce, among other areas. Also, the government has announced changes in various public policies, including an increase in controls under the competition act. We cannot guarantee that these legislative amendments, if approved, may not adversely affect our financial condition or results of operations of our Argentine subsidiaries.

In November 2017, Congress passed Law No. 27,401 (Criminal Liability Regime for Private Legal Persons Law) which came into force on March 2018. This law sets forth the criminal responsibility of legal entities for crimes against public administration and transnational bribery committed by their shareholders, attorneys, directors, managers, employees or representatives, among others.

In May 2017, the new Anti-Trust Law (Law No. 27,442) that among its main amendments, establishes per se anti-trust practices “per se” (such as pricing, market share, limitations to production and coordination in bids) while hardening penalties for anti-trust behavior, and establishes joint liability to “controlling persons” when by action or omission of their duties of control, supervision or surveillance they would have contributed, induced or allowed the committing of infringement.

Because these laws have been recently enacted or came into force, we cannot assure you how the Argentine government will apply these laws, nor whether such application will not affect our business.

Risks Relating to Paraguay

Our business operations in Paraguay are dependent on economic conditions in Paraguay.

12.9% of our assets as of December 31, 2018 and 8.9% of our net sales for the year ended December 31, 2018 corresponded to our operations in Paraguay. Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

GDP in Paraguay for the year 2018 grew by 4.0%, according to preliminary figures from the Central Bank of Paraguay published in the month of December of 2018, compared to growth of 5.0% in 2017, 4.3% in 2016, 3.1% in 2015 and 4.7% in 2014. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

The situation of the Paraguayan economy is strongly influenced by the economic situation in Argentina and Brazil. A deterioration in the economic situation of these countries could adversely affect our financial condition and operating results.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Although the inflation in Paraguay has remained stable at around 4% during the last 5 years, we cannot assure that inflation in Paraguay will not increase significantly. An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income.

The Paraguayan guaraní is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Banco Central de Paraguay, or Paraguay Central Bank (“BCP”), actively participates in the exchange market in order to reduce volatility. However, since approximately 25% of our total costs for raw material and supplies are denominated in US dollars, a significant depreciation of the local currency could adversely affect our financial situation and results, such as income and margins, other expenses, such as professional fees and maintenance costs.

The exchange rate in Paraguay depreciated by 6.6% in 2018 and appreciated by 3.1% in 2017 compared to the exchange rate for the U.S. dollar at the close of each fiscal year.

The local currency follows regional and global trends. When the U.S. dollar’s value increases, and raw materials lose value in Paraguay, this directly impacts Paraguay’s generation of foreign exchange which occurs mainly through the export of raw materials.

Risk Factors Relating to the ADRs and Common Stock

Preemptive rights may be unavailable to ADR holders.

According to the Ley de Sociedades Anónimas No.18,046 and the Reglamento de Sociedades Anónimas (collectively, the “Chilean Companies Law”), whenever we issue new shares for cash, we are required to grant preemptive rights to holders of our shares (including shares represented by ADRs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADRs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights and shares, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, is available.

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

Shareholders’ rights are less well-defined in Chile than in other jurisdictions, including the United States.

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

Our corporate affairs are governed by the laws of Chile and our estatutos or bylaws. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.

Pursuant to Law No. 19,705, enacted in December 2000, the controlling shareholders of an open stock corporation can only sell their controlling shares through a tender offer to all shareholders in which the bidder would have to buy all of the offered shares up to the percentage determined by it, where the price paid is substantially higher than the market price (i.e., when the price paid was higher than the average market price for a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%).

The market for our shares may be volatile and illiquid.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$249,817 million as of December 31, 2018 and an average monthly trading volume of approximately US$4,460 million for the year. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

ITEM 4.                         INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Our legal name is Embotelladora Andina S.A., and our commercial name is Coca-Cola Andina. We were incorporated and organized under Chilean law as a sociedad anónima on February 7, 1946. An abstract of our bylaws is registered with the Registro de Comercio del Conservador de Bienes Raíces de Santiago (Public Registry of Commerce of the Real Estate Commission Administrator of the City of Santiago) under No. 581 of the year 1946. Pursuant to our bylaws, our term of duration is indefinite.

Our common shares are listed and traded on the Santiago Stock Exchange and on the Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) and, until October 2018, were listed on the Bolsa de Corredores de Valparaiso (the Valparaiso Brokers Stock Exchange), which closed operations in October 2018.

Our Series A and Series B ADRs representing our Series A and Series B shares, respectively, are listed on the New York Stock Exchange. Our principal executive offices are located at Avenida Miraflores 9153, Floor 7, Renca, Santiago, Chile. Our telephone number is +562-2338-0520 and our website is www.koandina.com.

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

Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although we are no longer the sole Coca-Cola bottler in Chile, we have been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period of 72 years.

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

The production and packaging business of water, juices and non-carbonated beverages licensed by The Coca-Cola Company in Chile was restructured in 2005. Vital Aguas S.A. (“VASA”) was created in 2005 in order to develop the processing, production and packaging of mineral water and other waters by Agua Mineral de Chanqueahue Vital. Andina and Embonor S.A. continued the development of juices and non-carbonated beverages through their ownership stakes in Vital S.A., holding 66.5% and 33.5%, respectively. In January 2011, the juice production business was restructured to allow the incorporation of the other Coca-Cola bottlers in Chile to the ownership of Vital S.A., which changed its name to Vital Jugos S.A. Andina and Embonor hold 65% and 35% stakes in Vital Jugos S.A., respectively.

In 2001, we entered into a joint venture with Cristalerías de Chile to produce PET bottles. On January 27, 2012, Coca-Cola Embonor through its subsidiary, Embonor Empaques S.A. acquired Cristalerías de Chile’s stake equivalent to a 50% ownership interest in Envases CMF.

On October 16, 2012, in order to reinforce our leadership position among Coca-Cola bottlers in South America, the Company completed its merger with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar was a Coca-Cola bottler with operations in Chile, where it serviced territories in the II, III, IV, XI and XII regions, as well as parts of Argentina, as described below, and all of Paraguay. The merger granted former shareholders of Polar a 19.68% ownership interest in the merged entity, however the Company controls its day to day operations. As a result of the transaction, we also acquired additional indirect ownership interests in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A.

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

On August 1, 2016, the Company signed an agreement with Monster Energy Company for the distribution of Monster Energy products in the territory covered by Andina Chile, which we began distributing in September 2016.

On March 28, 2017, The Coca-Cola Company, together with its bottlers in Latin America, announced the closing of the acquisition from Unilever of the AdeS vegetable protein-based beverage business. Andina Chile began distributing AdeS products in July 2017.

In January 2018, the Company, Embonor S.A., Coca-Cola del Valle New Ventures S.A., and Coca-Cola de Chile S.A., as buyers, and Inversiones Siemel S.A. as seller, entered into a stock purchase agreement under which the parties agreed to transfer 100% ownership of the shares of Comercializadora Novaverde S.A. (“Novaverde”), a Chilean company dedicated to the production and distribution of juices, ice cream, and other food, mainly under the brand “Guallarauco” subject to certain conditions precedent. The transaction did not include the acquisition of the avocado sales business line and the General Mills representation. In October 2018, the purchase of 100% of the shares of Novaverde was completed.

In May 2018, Diageo Chile Ltda., Embonor S.A. and Embotelladora Andina S.A. signed an agreement for the distribution in Chile of the brands belonging to Diageo, including Johnnie Walker, Baileys, Smirnoff, Guinness, Pampero, among others.

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

In November 2012, Andina Brazil acquired a 40% stake in Sorocaba Refrescos S.A., a Coca-Cola bottler located in the state of São Paulo, for R$146,946,004.

On October 11, 2013, Andina Brazil, acquired 100% of the capital stock of Companhia de Bebidas Ipiranga (“Ipiranga”) in an all-cash transaction. Ipiranga is also a Coca-Cola bottler with operations in part of the States of São Paulo and part of the State of Minas Gerais. This acquisition was previously arranged between the parties through an agreement signed on July 10, 2013. The final price paid was R$1,155,445,998.

During 2013, there was a restructuring of the juice and mate herb (“yerba mate”) business, pursuant to which the companies in which Andina Brazil held an interest were merged. As a result of the restructuring, Andina Brazil ended up with a 9.57% ownership interest in Leão Alimentos y Bebidas Ltda., the legal successor of these companies. This percentage increased to 10.87% as a result of our acquisition of, and subsequent merger with, Compañía de Bebidas Ipiranga that held an ownership interest in Leão Alimentos y Bebidas Ltda. During 2014, Andina Brazil sold 2.05% of its ownership interest in Leão Alimentos e Bebidas Ltda., remaining with a final ownership interest of 8.82%.

During 2015 and 2016, Andina Brazil made two capital increases in Leão Alimentos e Bebidas Ltda. for a total amount of R$ 39.9 million. Andina Brazil’s ownership interest in Leão Alimentos e Bebidas Ltda. did not increase, given that all of the shareholders of Leão Alimentos e Bebidas Ltda. proportionally participated in the capital increase.

During 2016, Andina Brazil, along with Coca-Cola Brazil and the other bottlers in Brazil, acquired Laticinios Verde Campo Ltda. The purchase was made through Trop Frutas do Brasil Ltda. a subsidiary of Leão Alimentos e Bebidas Ltda. Andina Brazil acquired 7.5% of Laticinios Verde Campo Ltda. in R$ 29.5 million.

In 2016, Andina Brazil signed an agreement with Monster Energy Company for the distribution of Monster Energy products in Andina Brazil’s territory. These products began being distributed on November 1, 2016.

In 2016, Andina Brazil closed its production facility in Cariacica, state of Espirito Santo, leaving only two production facilities, in the States of Rio de Janeiro and São Paulo.

In 2017, Andina Brazil bought, together with Coca-Cola Brasil and the other Coca-Cola bottlers in Brazil, the company UBI 3 Participações Ltda. The operation was carried out to make the distribution and marketing of AdeS products in Brazil viable. Andina Brazil bought 8.50% of UBI 3 Participações Ltda. for R$21.4 million. Andina Brazil began distributing AdeS products in June 2017.

In August 2017, Andina Brazil increased its ownership interest in Leão Alimentos e Bebidas Ltda. from 8.8% to 10.3%. The value of the additional ownership interest acquired was R $26.5 million.

In March 2018, Andina Brasil started the production of soft drinks at the new Duque de Caxias plant in the state of Rio de Janeiro.

Argentina

Production of Coca-Cola soft drinks in Argentina began in 1943 with operations in the province of Córdoba, Argentina, through Inti S.A.I.C., (“INTI”). In July 1995, we, through an investment company incorporated in Argentina called Inversiones del Atlántico S.A., (“IASA”), acquired a 59% interest in Embotelladoras del Atlántico S.A. (“Edasa”, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A.). These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., (“Romesa”). In 1996, we acquired an additional 35.9% interest in Edasa, an additional 78.7% interest in Inti, a 100% interest in Cipet (a PET plastic bottle and packaging business located in Buenos Aires) and a 15.2% interest in Cican S.A. During 1997, the operations of Romesa were merged with INTI. In 1999, EDASA was merged into IASA. In 2000, IASA was merged into INTI, forming Embotelladora del Atlántico S.A. (“EDASA”). In 2002, Cipet merged into EDASA. During 2007, EDASA’s ownership interest in Cican S.A. was sold to FEMSA.

In 2011, EDASA’s shareholders resolved to form Andina Empaques Argentina S.A., through a spin-off of all of EDASA’s Packaging Division, including all tangible and intangible assets related thereto. Accounting and tax effects began on January 1, 2012. Subsequently, EDASA absorbed Coca-Cola Polar Argentina S.A.

Additionally, as a result of the Company’s merger with Polar which was completed in October 16, 2012, the Company gained territory serviced by Polar in Argentina, consisting of territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western part of the province of Buenos Aires.

On December 2, 2015 the National Commission for the defense of Competition in the Republic of Argentina, a non-concentrated organism under the administration of the Undersecretary of Trade of the Secretary of Trade of Ministry of Economy and Public Finances, notified EDASA of Resolution No. 640 issued by the Secretary of Trade of the Ministry of Economy and Public Finances on November 24, 2015, under which it authorized and approved the economic concentration caused by the (i) merger by incorporation between the Chilean company Embotelladora Andina S.A., as surviving entity, and Embotelladora Coca-Cola Polar S.A, and (ii) the merger by incorporation between EDASA as surviving entity, and Coca-Cola Polar Argentina S.A, respectively, under article 13, inc. a) of Law 25.156 (old Anti-Trust Law).

On March 28, 2017, EDASA acquired 13.0% of the shares of the company Alimentos de Soja S.A.U., dedicated to the production of vegetable protein-based beverages marketed under the brand “AdeS”. The sale of Alimentos de Soja S.A.U. shares was carried out within the framework of a global transaction under the terms of which The Coca-Cola Company and certain Coca-Cola bottlers acquired the “AdeS” liquid soy-based food business from the Unilever Group in Brazil, Mexico, Argentina, Colombia, Paraguay, Uruguay, Bolivia and Chile. EDASA began distributing Ade products in July 2017. In 2018, EDASA acquired shares of Alimentos de Soja S.A.U. (currently Alimentos de Soja S.A.), increasing its ownership interest to 14.3%. The amount of shares transferred was sufficient to provide EDASA a percentage of shares approximately proportional to its market share in the territory.

On December 13, 2017, EDASA, together with Monster Energy Company, entered into an agreement in which Monster Energy Company named Embotelladora del Atlántico S.A. as distributor in the franchise territory of Andina Argentina of the products bearing the “Monster” brand for an initial period of 10 years. In February 2018, we began commercializing and distributing Monster products entering the category for energy drinks.

Paraguay

PARESA is the first authorized Coca-Cola Bottler Company in Paraguay, which started its operations in May 13, 1965. In 1967, Plant 1 was opened with a capacity of 400,000 annual unit cases. In 1980, the Barcequillo Plant - located on Km 3.5 Barcequillo of the Ñemby route, in the City of San Lorenzo- was opened, reaffirming and applying the concept of the highest end technology of bottling. Beginning in 2004, PARESA became property of the Grupo Polar from Chile, continuing its operations in the Paraguayan market. On October 1, 2012, PARESA became part of Grupo Coca-Cola Andina due to the merger of Embotelladoras Coca-Cola Polar S.A. into Embotelladora Andina S.A.

On March 28, 2017, The Coca-Cola Company, together with its bottlers in Latin America, announced the closing of the acquisition from Unilever of the AdeS vegetable protein-based beverage business. PARESA began distributing Ades products in July 2017.

Capital Expenditures

The following table sets forth our capital expenditures by country for the 2016-2018 period:

	Year ended December 31,
	2016	2017	2018
	(in millions of Ch$)
Chile	42,430	50,337	52,094
Brazil	39,517	81,322	32,536
Argentina	37,030	29,538	26,749
Paraguay	9,240	7,661	9,684
Total	128,217	168,858	121,063

Our total capital expenditures were Ch$128,217 million in 2016, Ch$168,858 million in 2017 and Ch$121,063 in 2018.

In 2018, capital expenditures were principally related to the following:

Argentina

•                  Returnable containers (glass and PET bottles) and bottles cases,

•                  Coolers and post mix equipment,

•                  Purchase and installation of Canning Line (Monte Cristo plant),

•                  Returnable labelling project (Monte Cristo plant and Bahía Blanca plant),

•                  Extension of finished product deposit (9,600 m2) and outdoor lot (4,400 m2, both at the Monte Cristo plant), and

•                  Purchase of LGVs (automatic fork lift trucks called “Laser Guide Vehicle”), forklifts and electric transpallets.

Brazil

•                  Finalization of the Duque de Caixas plant,

•                  Production lines and equipment for the Duque de Caxias plant,

•                  Begin implementation of returnable labelling project,

•                  Returnable containers (REF PET and glass bottles) and plastic bottle cases,

•                  Cold equipment, post-mix and other equipment for the point of sale,

•                  Machinery to increase efficiency and productive capacity, and

•                  Renewal of part of the vehicles and motorcycles of the sales force.

Chile

•                  Adjustment of production room,

•                  Implementation alcohol beverages infrastructure,

•                  Implementation of technological infrastructure, and

•                  Renewal fleet of distribution trucks.

Paraguay

•                  Fructose production facilities,

•                  Transportation and mixer Line 3,

•                  New 23,000 volts power supply,

•                  Returnable bottles and plastic cases, and

•                 Cold equipment.

We have budgeted US$ 160-180 million for our capital expenditures in 2019, which is expected to be mainly destined to:

•                 Production capacity (mainly for a new line in Chile, among other investments),

•                 Returnable bottles and containers, and

•                 Cold equipment.

For 2019, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2019 may change based on market conditions and how the economy evolves in the countries where we operate.

B.            BUSINESS OVERVIEW

We are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We are the largest bottler of Coca-Cola trademark beverages in Chile and Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay.

In 2018, we had consolidated net sales of Ch$1,672,916 million and total sales volume of 750.6 million unit cases of Coca-Cola soft drinks.

In addition to our soft drinks business, which accounted for 70% of our consolidated net sales during 2018, we also:

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

•                                          produce tea, guarana, sport drinks and juices in Brazil for Leão Alimentos e Bebidas Ltda.;

•                                          distribute beverages such as tea, fruit juices, sport drinks, seed-based beverages, lactose free dairy products and/or waters in Argentina, Brazil, Chile and Paraguay under trademarks owned by The Coca-Cola Company in each of the territories where we have authorization to do so;

•                                          distribute energy drinks in Argentina, Brazil and Chile under trademarks owned by Monster Energy Company;

•                                          distribute beer in Brazil under the brands Amstel, Bavaria, Heineken, Kaiser, Sol and Xingú;

•                                          distribute beer in the south of Argentina, and

•                                          distribute spirits in Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2018.

Per capita consumption data for a territory is determined by dividing total beverage sales volume, excluding the sales to other Coca-Cola bottlers within the territory by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of our products. One of the factors we use to evaluate the development of local volume sales in our territories and to determine product potential is the per capital consumption of our beverages.

Our Product Overview

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories. In addition, we distribute Heineken brand beer in Brazil and southern Argentina and spirits in Chile. The following table sets forth the brands of the products that we distribute by country as of December 31, 2018:

	Chile	Brazil	Argentina	Paraguay
Colas:
Coca-Cola	✓	✓	✓	✓
Coca-Cola Light	✓		✓
Coca-Cola Zero/Sin Azúcar	✓	✓	✓	✓

Flavored soft drinks
Crush			✓	✓
Fanta	✓	✓	✓	✓
Fanta Zero/Sin Azúcar	✓	✓	✓	✓
Inca Kola	✓
Inca Kola Zero/Sin Azúcar	✓
Kuat		✓
Kuat Zero		✓
Nordic Mist	✓
Nordic Mist Zero	✓
Nordic Mist Agua Tónica	✓
Quatro	✓
Sprite	✓	✓	✓	✓
Sprite Zero/Sin Azúcar	✓	✓	✓	✓
Schweppes		✓	✓	✓
Schewppes Zero			✓
Schweppes Tónica		✓	✓	✓
Cantarina	✓
& Nada	✓

Juices
Cepita			✓
Del Valle		✓
Andina Del Valle	✓
Kapo	✓	✓
Frugos				✓
AdeS	✓	✓	✓	✓
Guallarauco	✓

Waters
Aquarius	✓		✓	✓
Benedictino	✓
Bonaqua			✓
Kin			✓	✓
Crystal		✓
Dasani				✓
Glaceau Vitamin Water	✓
Vital	✓
Glaceau SmartWater	✓
Guallarauco	✓

Others
Black	✓
Burn		✓		✓
Monster	✓	✓	✓
Fuze	✓	✓
I9		✓
Matte Leão		✓
Leão Iced Tea		✓

	Chile	Brazil	Argentina	Paraguay
Powerade	✓	✓	✓	✓
Powerade Zero	✓	✓	✓
Minilac		✓
Lacfree		✓
Shake Whey		✓

Beer
Amstel		✓	✓
Bavaria		✓
Bieckert			✓
Budweiser			✓
Guiness Original	✓
Heineken		✓	✓
Imperial			✓
Kunstmann			✓
Palermo			✓
Schneider			✓
Sol		✓	✓
Xingu		✓
Kaiser		✓
Isenbeck			✓
Miller			✓

Spirits
Baileys	✓
Bourbon Bulleit	✓
Gin Tanqueray	✓
Ron Cacique	✓
Ron Pampero	✓
Ron Zacapa	✓
Sheridan’s	✓
Tequila Don Julio	✓
Vodka Ciroc	✓
Vodka Smirnoff	✓
Whisky Bell’s	✓
Whisky Buchanan’s	✓
Whisky J&B	✓
Whisky Johnnie Walker	✓
Whisky Old Parr	✓
Whisky Sandy	✓
Whisky Singleton	✓
Whisky Vat-69	✓
Whisky White Horse	✓

In addition, in Chile, through the Koolife business unit, we import and distribute SSDs, such as Coca-Cola Zero Cherry, Coca-Cola Zero Vainilla, Coca-Cola and Coca-Cola Zero without caffeine, Fanta Uva and Fanta Piña, aluminum bottles of Coca-Cola and Coca-Cola Zero, and from Brazil we are importing the new Coca-Cola Plus Café Espresso (220 ml). We also have Iced Tea GoldPeak (Diet, Green tea and Unsweetened), Core Power Vainilla and Chocolate (sports protein shake), Zico Natural (coconut water) in PET 500 ml, Tetra 250 ml and 1,000 ml). From Ecuador we import and distribute Café Blak Capuccino and Mocaccino available in 285 ml glass bottles. From the Middle East we import and distribute Rani (juice with pieces of fruit) peach and pineapple flavors available in 240 ml cans.

We produce, market and distribute Coca-Cola soft drinks in our franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary in each jurisdiction of The Coca-Cola Company. We consider our relationship with The Coca-Cola Company to be an integral part of our business strategy.

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

Chile

In Chile, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the metropolitan region of Santiago and the provinces of Cachapoal and San Antonio, as well as the regions of Antofagasta, Atacama, Coquimbo, Aysén and Magallanes.

During 2018, Chile accounted for 30.8% and 34.1% of our volume and consolidated net sales, respectively.

Soft Drinks: Our Chilean soft drink operations accounted for net sales in 2018 of Ch$390,782 million. We measure sales volume in terms of unit cases (UCs). The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2016		2017		2018
	Ch$	UCs	Ch$	UCs	Ch$	UCs
	(in millions)
Colas	265,516	109.4	271,723	110.3	284,155	112.5
Flavored soft drinks	125,963	51.9	119,906	47.4	106,627	42.2
Total	391,479	161.3	391,629	157.7	390,782	154.7

As of December 31, 2018, we sold our products to approximately 67,000 customers in Chile. Although the mix varies significantly among the franchise territories, our distribution network generally relies on a combination of Company-owned trucks and independent distributors in each territory. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2016	2017	2018
	(%)
Mom & Pops (1)	48	47	46
Supermarkets	28	29	30
On premise	12	12	12
Wholesale distributors	12	12	12
Total	100	100	100

(1) Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: Coca-Cola Andina, through Vital Jugos S.A., produces and sells juices, fruit flavored beverages, ready-to-drink tea and sports drinks. Juices are manufactured and commercialized under the brands Andina del Valle (juices and fruit nectars), Kapo (juice drink), Fuze Tea (ready-to-drink tea), Glaceau Vitamin Water (water with added vitamins and minerals) and Powerade (isotonic). Vital Aguas S.A. is in charge of bottling mineral and mineralized water under the brands Vital and SmartWater (sparkling and still versions).

Lastly, in September 2016 and July 2017, the Company began the distribution in Chile of products under the trademarks of Monster and AdeS, respectively. In 2018, the Company began selling and distributing certain Guallarauco products and spirits from the company Diageo.

In 2018, net sales of waters, juices, sports drinks, energy drinks and spirits in Chile were Ch$180,157 million and represented 10.8% of our consolidated net sales.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and since October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the consummation of the Ipiranga acquisition on October 1, 2013. During 2018, Brazil accounted for 33.2% and 32.3% of our volume and consolidated net sales, respectively.

Soft Drinks: The Brazilian soft drink operations accounted for net sales of Ch$326,016 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2016		2017		2018
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	295,115	164.0	300,804	150.8	245,955	152.0
Flavored soft drinks	93,933	52.2	86,741	50.9	80,601	49.4
Total	389,048	216.2	387,545	201.7	326,016	201.4

As of December 31, 2018, we sold our products to approximately 86,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2016	2017	2018
	(%)
Mom & Pops (1)	25	40	23
Supermarkets	31	34	34
On premise	20	18	17
Wholesale distributors	24	8	26
Total	100	100	100

(1) Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Note: The large difference of figures in the Mom & Pops and Wholesale distributors channels when comparing 2016 and 2018 with 2017 is because in 2017 the volume of Wholesale Distributors and Deposits were considered as part of the Mom & Pops volume, unlike the other years where it is assigned to Wholesale Distributors. If the same criteria had been applied in 2017, the Mom & pops channel mix would be 23.8% in 2017.

Other Beverages: We distribute beer under the Amstel, Bavaria, Heineken, Kaiser, Sol and Xingu labels. We sell and distribute water under the labels Crystal and SmartWater, ready-to-drink juices under the labels Del Valle Frut e Fresh, Del Valle Mais, Del Valle 100%, Del Valle Nutri, Del Valle Água de Coco, Del Valle Concentrado, Sabores Caseros and Kapo, energy drinks under the brand names Burn and Monster, isotonic drinks under i9 and Powerade brand names and Fuze Ice Tea, Fuze Matte Leão, Matte Leão and Guaraná Leão ready-to-drink teas. We also distribute seed-based beverages, AdeS Juice and AdeS Milk, under the brand name AdeS and Shake Whet, LacFreed and Minilac lactose-free beverages under the brand name Verde Campo. Lastly, as of November 2016 and June 2017, the Company began the distribution in its Brazilian franchise territories of products under the trademarks of Monster and AdeS, respectively. We are currently in an arbitration process with Heineken Brazil. See “Item 3. Key Information — Risk Factors — Risks Related to Brazil”.

In 2018, net sales of beer, waters, juices, ready-to-drink teas, sports drinks and energy drinks in Brazil were Ch$214,494 million, representing 12.8% of our consolidated net sales.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, western part of the province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, and Tierra del Fuego. During 2018, Argentina accounted for 26.9% and 24.7% of our sales volume and consolidated net sales, respectively.

Soft Drinks: The Argentine soft drink operations accounted for net sales of Ch$330,803 million in 2018. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2016		2017		2018
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	307,201	132.6	308,462	123.5	235,678	119.0
Flavored soft drinks	117,227	50.6	136,410	50.9	95,125	48.0
Total	424,428	183.2	444.872	174.4	330,803	167.0

As of December 31, 2018, we sold our products to approximately 60,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2016	2017	2018
	(%)
Mom & Pops (1)	33	34	33
Supermarkets	30	33	31
On premise	3	3	3
Wholesale distributors	34	30	32
Total	100	100	100

(1) Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: In Argentina, we produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Kin, Bonaqua (sparkling and still mineral water), Aquarius (flavored waters), and Powerade (sports drink). During 2017, we incorporated the AdeS brand (ready to drink soy-based beverage) through a Joint Venture with The Coca-Cola Company and the rest of the bottlers (Andina Argentina bills this business on behalf and by order of the AdeS S.A. joint venture). In 2018 we incorporated the Monster brand (energy drink) to our portfolio, through a purchase and sale model. Also, with the incorporation of Coca-Cola Polar Argentina S.A., starting in 2012, we distribute beers including Palermo, Schneider, Heineken, Amstel, Bieckert, Sol, Imperial, Kunstmann and Miller. During 2018, we stopped distributing Budweiser and instead we incorporated the Isenbeck to our portfolio.

In 2018, net sales of juices, waters, tea-based beverages, isotonic and energy drinks in Argentina were Ch$75,342 million, representing 4.5% of our consolidated net sales. These values also consider the commission for distribution of beer.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country. During 2018, Paraguay accounted for 9.1% and 8.9% of our volume and consolidated net sales, respectively.

Soft Drinks: The Paraguayan soft drinks operations accounted for net sales of Ch$118,095 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2016		2017		2018
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	63,034	31.0	68,020	30.8	67,538	32.1
Flavored soft drinks	43,920	21.6	45,295	23.3	50,557	24.0
Total	106,954	52.6	113,315	54.1	118,095	56.1

As of December 31, 2018, we sold our products to approximately 55,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2016	2017	2018
	(%)
Mom & Pops (1)	47	46	28
Supermarkets	12	20	12
On premise	23	18	24
Wholesale distributors	18	16	36
Total	100	100	100

(1) Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Note: The large variation in 2018 percentages versus 2016 and 2017 of the Mom & Pops and Wholesale distributors channels is because during 2018 the volume of Distributors began to be considered as part of the volume of Wholesale distributors. Previously, it was divided among the various categories according to its subsequent sale (using the same criteria of 2018, Mom & Pops in 2016 and 2017 would be 26% and 27%, respectively).

Other Beverages: In Paraguay, we produce and distribute juices ready to be consumed under the trademark Frugos and we import and distribute seed-based drinks under the AdeS trademark. We also manufacture and sell water under the trademarks Dasani (purified water), Aquarius (flavored water), Kin (mineral water) and isotonic drinks like Powerade. We also manufacture and sell energy drinks under the trademark Burn in disposable glass bottles.

In 2018, net sales of juices, waters, isotonic and energy drinks in Paraguay were Ch$31,493 million, representing 1.9% of our consolidated net sales.

Distribution

Chile

Soft Drinks, Juices and Waters: In Chile, we distribute our products through a distribution system that includes: (i) trucks operated by independent companies pursuant to exclusive distribution arrangements (487 trucks) and (ii) our own trucks (171 trucks). In 2018, 74% was distributed by exclusive transport companies and 26% by our own trucks. Distribution of all of Andina Chile’s beverages takes place from distribution centers and production facilities. In most cases, the transport company collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the ones being delivered or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 45.3% of total soft drinks volume in 2018. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 34 days after invoices are issued.

Brazil

Soft Drinks, Juices and Waters: In Brazil, we generally distribute Coca-Cola products through a distribution system that includes: (i) own trucks (ii) trucks operated by independent distributors pursuant to non-exclusive distribution arrangements, and (iii) trucks operated by independent transport companies on an exclusive basis with us. In 2018, 8.4% was distributed by exclusive distributors, 11.0% by independent transport companies and 80.6% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities.

Other Beverages: Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Cervejarias Kaiser S.A. (“Kaiser”) by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Kaiser. In 2006, FEMSA acquired from Molson a controlling ownership interest in Kaiser and in 2010, Heineken acquired a controlling interest in FEMSA’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2018, Andina Brazil’s net sales of beer were Ch$100,864 million.

The Coca-Cola Company and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola System of beer produced and imported by Heineken. The agreements were signed on March 19, 2002 and are renewable for a period of 20 years. Andina Brazil is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except as may be mutually agreed in writing between Andina Brazil and Heineken.

Argentina

Soft Drinks, Juices and Waters: In 2018, 68% of EDASA’s Coca-Cola soft drinks were distributed by direct distribution and 32% by other distributors and wholesale distribution (indirect distribution). The direct distribution is done by a group of independent transport companies, on an exclusive basis.

Other Beverages: Andina Argentina uses its distribution system to distribute beer in the territory composed by the provinces of La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego and the following parts of the Province of Buenos Aires: Bahía Blanca, Tornquist, Coronel M.L.Rosales, Coronel Dorrego, Villarino, Daireaux, Guamini, Adolfo Alsina, Coronel Suarez, Coronel Pringles, Saavedra, Puán, Saliqueló, Municipio Urbano de Monte Hermoso, Benito Juárez, Gonzalez Chávez, Tres Arroyos, Carmen de Patagones, Olavarría, Azul, Tapalqué, Laprida, Lamadrid, Arrecifes, Chacabuco, Colón, Pergamino, Rojas, Salto, Bartolomé Mitre, Capitán Sarmiento, 9 de Julio, 25 de Mayo, General Alvear, Chivilcoy, Alberti, Bragado, Junín, Viamonte, Arenales, L.N.Alem, Lincoln, General Pinto, Ameghino, Tres Lomas, Pehuajó, Carlos Casares, Hipólito Yrigoyen, Bolívar, Carlos Pellegrini, Trenque Lauquen, Rivadavia, Carlos Tejedor, General Villegas. Andina Argentina began distributing beer in 2012 due to the merger with

Coca-Cola Polar. Andina Argentina distributes on behalf of and according to an order by CICSA (Compañía Industrial Cervecera S.A.) at a set price which is segmented for each of the regions where the contract operates, and for which Andina Argentina receives a commission.

The Coca-Cola Company and two bottlers (ex-Coca-Cola Polar Argentina S.A., today Andina Argentina, and ex Juan Bautista Guerrero S.A., today Salta Refrescos S.A. of the Arca group) executed a master agreement regarding the distribution of beer manufactured or imported by CICSA, through the Coca-Cola distribution system. The distribution master agreement was executed on June 12, 2003 for an initial period of five years, with successive extensions every three years, and the last one agreed on November 29, 2017 for a new five-year term expiring on June 12, 2022.

In addition, on December 13, 2017, EDASA executed an agreement with Monster Energy Company for the distribution and commercialization of energy drinks of the “Monster” trademark for an initial period of 10 years in the territory within the franchise of Andina Argentina, with the consent of The Coca-Cola Company.

Paraguay

Soft Drinks, Juices and Waters: PARESA distributed 87.6% of its products through direct distribution (independent transport companies), and 12.4% through wholesale distributors. All direct distribution is done by a group of small truck businesses.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company—Our Business is highly competitive including with respect to price competition which may adversely affect our net profits and margins”. Our business is highly competitive including with respect to price competition which may adversely affect our net profits and margins. The following table presents the market share of our main competitors in Chile, Brazil, Argentina and Paraguay for the periods indicated:

Market Share

	2016				2017				2018
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay
	(%)
Coca-Cola soft drinks	68	63	62	68	68	63	62	69	67	63	63	72
Pepsi Bottler soft drinks	28	17	18	10	28	17	17	9	29	17	16	8
Other soft drinks	4	20	20	22	4	20	21	22	4	20	21	20
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen.

Chile

Soft Drinks: The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the number of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and bottled water). Based on reports by A.C. Nielsen, we estimate that in 2018, our average soft drink market share within our franchise territories was 66.8%.

Other Beverages: Our principal competitor in the water segment is CCU, but there is also competition from low priced brands (“B-brands”). Our principal competitors in the juice segment are, Watt’s-CCU, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche. During 2006, CCU acquired a 50% ownership interest of the juice brands in Chile and created a joint venture for the management of this business area. The Chilean market for fruit-flavored beverages and waters also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products competition for our waters and juices business because we believe that these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2018, our market share within our Chilean franchise territories grew and reached approximately 37.0% for juices and others segment and approximately 41.3% for waters.

Brazil

Soft Drinks: The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2018, our average soft drink market share within our Brazilian franchise territories was approximately 63.3%.

Other Beverages: In the beer sector, Andina Brazil’s main competitor is AmBev which during 2018 had a very dominant position in the Brazilian market. In our Rio de Janeiro and Espiritu Santo franchise our market share for waters was 13.8%, where we distribute under the Crystal brand mineral water. In the segment of juices and others our market share was 46.0%.

Argentina

Soft Drinks: The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is InBev. The most significant B-brand competitors are: Pritty, Refresh Now (Manaos), and Produnoa (Secco). Based on reports by A.C. Nielsen, we estimate that in 2018, our average soft drink market share within our Argentine franchise territories was approximately 63.0%.

Other Beverages: We service the market for plain and flavored water through the Bonaqua, Kin and Aquarius brands, through which we have 17.4% of the market. In addition, the market of juices and others is serviced through the Cepita juice brand and Powerade in isotonic and the recently acquired AdeS, where we have a market share of 44.5%.

Paraguay

Soft Drinks: The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the number of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which has an 9.6% market share. B-brands in Paraguay represent 23.3% of the soft drink industry. Pepsi had a market share of 8.3% in December 2018, and is produced and marketed by Group Vierci, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2018, our average soft drinks market share within our Paraguayan franchise territories was approximately 71.6%.

Other Beverages: We are leaders in all non-carbonated categories, except energy drinks. In waters, we have a market share of 30.9% with our Dasani, Aquarius and Kin brands. Additionally, the market for juices and others is serviced, among others by the trademark Frugos and AdeS in juices and Powerade in sport drinks where we have a market share of 48.2%.

Seasonality

Each of our lines of business are seasonal. Most of our beverage products have their highest sales volumes during the South American spring and summer (October through March), with the exception of nectar products, which have a slightly higher sales volume during the South American winter and autumn (April through September).

Packaging

Overview

Through Envases CMF S.A. in Chile (50% owned by Andina and 50% owned by Embonor), and Andina Empaques Argentina S.A. (“AEASA”) in Argentina we produce PET bottles in both returnable and non-returnable formats and plastic caps. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles also are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products, wine and personal hygiene products.

Sales

Total sales of AEASA reached Ch$16,035 million, of which Ch$8,691 million corresponded to sales to EDASA, Ch$1,609 million corresponded to sales to other related companies of the group and Ch$5,735 million corresponded to sales to third parties.

Competition

AEASA is the principal supplier of returnable and non-returnable PET bottles, plastic caps and cases for Coca-Cola bottlers in Argentina, and we also supply some formats on occasion to Coca-Cola bottlers in Chile and Paraguay.

In Argentina, we compete principally with Alpla S.A. and Amcor. AEASA supplies returnable PET bottles to all Coca-Cola bottlers in Argentina.

CMF is the principal supplier of returnable bottles, non-returnable PET, plastic caps and cases for Coca-Cola bottlers in Chile, also supplying in some formats and occasions Coca-Cola bottlers in other countries. The industry in Chile presents few manufacturers of non-returnable PET bottles which are significantly smaller to those of CMF. The second national manufacturer of non-returnable PET bottles is Plasco S.A., which does not compete with CMF as it is the exclusive bottle manufacturer of ECUSA (Chilean Pepsi bottler).

Raw Materials and Supplies

The main raw materials used in the production of Coca-Cola soft drinks are concentrate, sweetener, water and carbon dioxide gas. Production also requires glass and plastic bottles, bottle tops and labels. Water used in soft drink production is treated for impurities and adjusted for taste reasons. All raw materials, especially water, are subjected to continuous quality control.

Chile

Main suppliers of raw materials for the production of soft drinks:

Concentrate: Coca-Cola de Chile S.A.

Sweetener: Iansa Ingredientes S.A., Sucden Chile S.A., Sucden Americas and Comercializadora de Productos Panor.

Water: Aguas Andinas S.A.

Carbon dioxide gas: Linde Gas Chile S.A.

Containers (bottles): Envases CMF S.A., Cristalerías de Chile S.A. and Cristalerías Toro S.A.C.I.

Caps: Envases CMF S.A., Sinea S.A. and Alucaps Mexicana S.A. de C.V.

During 2018, 82% of the variable cost of sales for soft drinks produced and acquired by Andina Chile corresponded to main raw materials. The raw material cost mix is divided as follows: concentrate represents 72%; sweeteners 14%; non-returnable bottles 9%; bottle caps 3%, carbon dioxide 1% and other raw material 2%. Water does not constitute an important cost as raw material. Additionally, the cost of finished products purchased from third parties (such as our affiliate ECSA) is included within the cost of sales of soft drinks. These costs represent 18% of the total costs of sales of soft drinks and correspond to cans and some PET bottles.

Other Beverages: The principal raw materials used by Vital Jugos S.A. in the production of juices and as a percentage of total raw material costs, are sweeteners 4%, fruit pulp and juices 11%, concentrate 33%, containers 19% and wrapping material 3%, caps 3% and other raw material 3% all of which during 2018 accounted for 75% of total costs for sales of juice, including packaging.

The principal raw materials used by Vital Aguas. in the production of still and sparkling mineral water and as a percentage of total raw material costs are: packaging 29%, concentrate 26%, caps 6%, wrapping material 5%, carbonation 1%, and other raw materials 3%, all of which during 2018 accounted for 70% of total costs for sales of water, including packaging.

Brazil

Main suppliers of raw materials for the production of soft drinks:

Concentrate: Recofarma Industrias do Amazonas Ltda.

Sweetener: Usina Alta Mogiana S.A. Açúcar e Alcool, Central Energética Moreno Açúcar e Alcool Ltda.

Water: Companhia Estadual de Água e Esgotos CEDAE and Departamento de Agua e Esgoto de Ribeirão Preto.

Preforms: Engepack Embalagens São Paulo S.A. and Lorenpet Industria e Comercio de Plásticos Ltda.

Containers (RefPET): RioPet Embalagens S.A.

Aluminum cans and aluminum caps: Ball Embalagens Ltda. and Crown Embalagens Metalicas da Amazonia S.A.

Caps: Bericap do Brasil Ltda., America Tampas S.A., and Mirvi Brasil Ltda.

Electricity/Gas: Ecogen Rio Solucoes Energeticas S.A, NC Energia S.A and Companhia Paulista De Forca E Luz.

Reselling of products: Cervejarias Kaiser S.A., Total Distribuidora de Bebidas Ltda., and Leão Alimentos e Bebidas Ltda.

Thermo-contractible: Patena Industria e Comercio de Resinas e Filmes Plasticos Ldta., Valfim e Industria e Comercio de Plasticos Ldta. and S R Embalagens Plastica Ldta.

Plastic labels: Pp Print Embalagens S.A, Mazda Embalagens Ltda. and Converplast Embalagens Ltda.

Juices: Tecnovin Do Brasil S.A, Citrus Juice Ltda. and Sumabras Do Brasil - Industria E Comercio De Sucos De Maca Ltda.

In 2018, 77.0% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 44.1%; sugar and artificial sweeteners 19.7%; non-returnable bottles 15.0%; cans 13.3%; bottle caps 3.4%; carbon dioxide 1.6% and other raw material 2.9%.

Argentina

Main suppliers of raw materials for the production of soft drinks:

Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.

Sweetener: Complejo Azucarero Concepcion and Ingredion Argentina S.A.

Water: EDASA owns water wells and pays a fee to public water entities.

Carbon dioxide gas: Praxair Argentina S.R.L. and Air Liquide Argentina S.A.

Containers (bottles): Dak Americas Argentina S.A., Andina Empaques Argentina S.A., and Cattorini Hermanos S.A.C.I.F.E.I.

Boxes: Andina Empaques Argentina S.A., Cabelma S.A.

Plastic caps: Andina Empaques Argentina S.A., PbbPolisur S.A. and Alusud Argentina S.R.L.

Metal caps: Metalgráfica Cearence S.A., and Alucaps Mexicana de Occidente.

Electric energy: Compañía Administradora del Mercado Mayorista Eléctrico S.A., EPEC (CAMMESA), and Termoandes S.A.

Thermo-contractible: Rio Chico S.A., Ipesa Ind. Plast S.A. and Pastiandino S.A.

Labels: Luis y Miguel Zanniello S.A., Envases John S.A., and Emsur Argentina S.A.

LPG: Repsol YPF Gas S.A. and Total Especialidades Argentina S.A.

In 2018, 64.7% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 64.3%, sugar and artificial sweeteners 13.4%, non-returnable bottles 16.5%, bottle caps 3.1%, carbon dioxide 0.5% and other raw materials 2.3%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 2.7% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina during 2018. At the end of 2018 we completed the installation of a canning line at the Monte Cristo plant enabling us to have our own supply of this product during 2019.

PET Packaging: The principal raw material required for production of PET bottles is PET resin. During 2018, this raw material was mainly purchased from DAK Américas de Argentina S.A. and EcopekS.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2018 was bought mainly from PBB Polisur S.A.

In 2018, AEASA’s costs for PET resin accounted for 57% of the total variable cost of its sales of PET bottles and preforms.

Paraguay

Main suppliers of raw materials for the production of soft drinks:

Concentrate: Recofarma Industrias do Amazonas Ltda., and Servicios y Productos Argentina.

Sugar: Industria Paraguaya de Alcoholes S.A., and Azucarera Paraguaya S.A.

Water: Coca-Cola Paresa has its own water wells for the supply of water.

Containers (bottles): Cattorini Hnos. (Glass).

Plastic caps: Andina Empaques Argentina and Sinea S.A.

Preforms: Industrias PET S.A.

Electric energy: ANDE-Administración Nacional de Electricidad.

Resale products: Unilever de Paraguay S.A. and Alimentos de Soja SAU.

Tetra: Tettra Pak Ltda.

Fructose: Ingredion Argentina S.R.L.

During 2018, 71.7% of the variable cost of sales for beverages produced by PARESA corresponded to main raw materials. The composition of this raw material cost is as follows: concentrate represents 52%, sugar and artificial sweeteners 23%, non-returnable bottles 15%, bottle caps 4%, carbon dioxide 1% and other raw materials 5%.

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

In 2018, we paid approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

Pursuant to the existing distribution agreements with Heineken and Monster, these companies are responsible for planning and managing advertising, marketing and promotional activities related to beer and energy drinks, respectively. Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken´s and Monster’s prior approval. The parties have agreed to assume jointly the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro, Espírito Santo and Ribeirão Preto regions.

In Argentina, in accordance with the existing distribution agreement with CICSA, CICSA is responsible for planning and managing advertising, marketing and promotional activities related to beer. Andina Argentina, however, is free to undertake marketing or promotional activities with CICSA’s prior approval. The parties have agreed that CICSA will assume the costs of promotional activities (radio, television, outdoor advertising and media) in the region.

In September 2016, November 2016, and at the end of February 2018, Andina Chile, Andina Brazil and Andina Argentina, respectively, began to commercialize the energy drink, called Monster Energy. This new brand is part of the collaboration agreement entered into during 2015 by The Coca-Cola Company and Monster Energy, which included the distribution of its products in the territories of the Coca-Cola System, such as Chile, Brazil and Argentina. We believe that this agreement with Monster Energy, a leading brand in the energy drink category, will reinforce our current presence in the category and will allow us to become one of the leaders in the category for energy drinks.

Channel Marketing

In order to provide more dynamic and specialized marketing of our products, our strategy is to divide our market into distribution channels. Our main channels are small retailers, “on premise” consumption such as restaurants and bars, supermarkets and third-party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each type of location or distribution channel. In response to this analysis, we seek to tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating such systems, including providing hand-held computer and data gathering equipment to support the gathering of product, consumer and delivery information, as well as applications that may be used on smartphones enabled to use these applications. All of which is required to implement our channel marketing strategies effectively for most of our sales routes in Chile, Brazil, Argentina and Paraguay. We will continue investing to increase pre-sale coverage in our territories.

Our consolidated total advertising expenditures were Ch$39,982 million, Ch$29,210 million and Ch$17,210 million in 2016, 2017 and 2018, respectively.

Bottler Agreements

General

Our status as a The Coca-Cola Company franchisee is based on the Bottler Agreements that the Company has entered into with The Coca-Cola Company by which it has the license to produce and distribute Coca-Cola brand products within its operating franchise territories in Chile, Brazil, Argentina and Paraguay. The Company’s operations are highly dependent on maintaining and renewing the Bottler Agreements which provide for the production and distribution of Coca-Cola brand products under certain terms and provisions.

The Bottler Agreements are international standard contracts The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. These are renewable upon request by the bottler and at the sole discretion of The Coca-Cola Company. We cannot assure you that the Bottler Agreements will be renewed upon their expiration or that they will be renewed upon the same or better terms.

Concentrates and beverage basis

The Bottler Agreements provide that we will purchase our entire requirement of concentrates and beverage basis for Coca-Cola soft drinks and other Coca-Cola beverages from The Coca-Cola Company and other authorized suppliers. Although under the Bottler Agreements, The Coca-Cola Company, in its sole discretion, may set the price of concentrates and beverage basis, among other terms, we set the price of products sold to retailers at our discretion, subject only to certain price restrictions.

As of the date of this annual report, we are the sole producer of Coca-Cola soft drinks and other Coca-Cola beverages in our franchise territories. Although this right is not exclusive, The Coca-Cola Company even though it has the ability to do so, has never authorized any other entity to produce or distribute Coca-Cola soft drinks or other Coca-Cola beverages in such territories, although we cannot assure you that in the future it will not do so. In the case of post-mix soft drinks, the Bottler Agreements explicitly establish such non-exclusive rights.

The Bottler Agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola soft drinks and other Coca-Cola beverages and of any secret formula used in concentrates.

Production and Distribution

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

The Bottler Agreements require us to maintain adequate production and distribution facilities; inventories of bottles, caps, boxes, cartons and other exterior packaging or materials; to undertake adequate quality control measures prescribed by The Coca-Cola Company; to develop, stimulate, and fully satisfy the demand for Coca-Cola soft drinks and other Coca-Cola beverages and that we use all approved means, and spend such funds on advertising and other forms of marketing, as may be reasonably required to meet that objective; and to maintain financial capacity as may be reasonably necessary to assure performance by us and our affiliates of our obligations before to The Coca-Cola Company. All Bottler Agreements require us to submit, on an annually basis, our business plans for such franchise territories to The Coca-Cola Company, including without limitation, marketing, management and promotional and advertising plans for the following year.

Advertising and marketing

The Coca-Cola Company has no obligation to contribute to our expenditures for advertising and marketing, but it may, at its discretion, contribute to such expenditures and perform independent advertising and marketing activities, as well as cooperative advertising and sales promotion that would require our cooperation and support. In each of the franchise territories, The Coca-Cola Company has been contributing approximately 50% of our advertising and marketing expenses, but no assurances can be given that equivalent contributions or any contributions at all will be made in the future.

Assignments and other provisions

Each bottler is prohibited from, directly or indirectly, assigning, transferring or pledging its Bottler Agreement, or any interest therein, whether voluntarily, involuntarily or by operation of law, without the prior consent of The Coca-Cola Company, and each Bottler Agreement is subject to termination by The Coca-Cola Company in the event of default by us. Moreover, no material change of ownership or control in the bottler may occur without the prior consent of The Coca-Cola Company.

Termination

The Coca-Cola Company may terminate a Bottler Agreement immediately by written notice to the bottler in the event that, among other events, (i) the bottler suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalized, is liquidated, dissolved, changes its legal structure, or pledges or mortgages its assets; (ii) the bottler does not comply with instructions and standards established by The Coca-Cola Company relating to the production of its authorized soft drink products; (iii) the bottler ceases to be controlled by its controlling shareholders (without the prior consent of The Coca-Cola Company); or (iv) the terms of the Bottler Agreement become contrary to the applicable law.

Either party to any Bottler Agreement may, within 60 days’ notice thereof to the other party, terminate the Bottler Agreement in case of default of the other party, provided that such default is not remedied during such period.

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

The Coca-Cola Company may also terminate the Bottler Agreements if the bottler or any individual or legal entity that controls it, engages in the production of any non-Coca-Cola beverage, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the bottler shall be given six months to remedy such situation.

Chile

Our licenses for the territories in Chile expire in October 2019 and January 2023. We do not have a reason to believe that these agreements will not be renewed.

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

Brazil

Our licenses for the territories in Brazil expire in October 2022.

Argentina

Our licenses for the territories in Argentina expire in September 2022.

Paraguay

Our licenses for the territories in Paraguay expire in September 2020.

Regulation

General

We are subject to a full range of government regulations generally applicable to companies engaged in business in our franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities and anti-trust laws. Currently, no material legal or administrative proceedings are pending against us with respect to any regulatory matter in any of our franchise territories except those listed as such in “Item 3. Key Information—Risk Factors” and “Item 8. Financial Information—Contingencies.”

We believe that, to the best of our knowledge we are in compliance in all material respects with applicable statutory and administrative regulations relating to our business in each of our franchise territories.

Chile: There are no special licenses or permits specifically required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from, and are supervised by the Health Ministry’s respective regional offices (Secretaría Regional Ministerial de Salud), which inspects production facilities and takes liquid samples for analysis on a regular basis. Our permit from the Chilean Environmental Protection Authority was obtained on January 8, 1992 and it has been granted for an indefinite term. In addition, production and distribution of mineral water is subject to special regulations such that mineral water may be drawn only from sources designated for such purpose by supreme decree. Certification of compliance with such decree is provided by the National Health Service, the Undersecretary’s Office of the Ministry of Health (Servicio de Salud Metropolitano del Ambiente). Our mineral water production facilities have received the required certification.

Brazil: Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health. Our permits from said Ministries are valid and in force for a term of ten years for each product we produce. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits in the past nor do we expect to experience any difficulties in the future. The Ministries do not regularly inspect facilities, but they do send inspectors to investigate any complaints it receives.

Argentina: While most laws applicable to EDASA are enforced at the federal level, some, such as sanitary and environmental regulations, are primarily enforced by provincial and municipal governments. Licenses or permits are required for the manufacture or distribution of soft drinks in the Argentine territory, which are evidenced through national records of food establishment and food products. Additionally, our production facilities are subject to registration with federal and provincial authorities and to supervision by municipal health agencies, which certify compliance with applicable laws.

Paraguay: PARESA is registered with the Ministry of Industry and Trade in Paraguay, which issues and renews the industrial registry. Food and beverage producers in Paraguay must register with the Ministry of Health, which performs inspections of plants and monitors products in the market. Industries must also have an environmental license issued by the Ministry of Environment and Sustainable Development, which is the main body responsible for monitoring compliance with environmental laws. In addition to establishing the mandatory employee benefits, include safe working and sanitary conditions at industrial installations within Paraguay. PARESA maintains all of its licenses, permits and registrations issued by these institutions and ensures compliance with the regulations and ordinances of the municipalities where its plant is located.

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

Law N° 19,300, addressing general environmental concerns, passed in March 1994, regulates general environmental issues and fundamental aspects applicable to our activities and that could require the hiring of independent experts to conduct studies or environmental impact statements of any future project or activity that may be affected by the provisions of Law N° 19,300. In January 2010, the aforementioned law was amended by Law N° 20.417, which created a new environmental agency, the Environment Ministry, the Environmental Assessment Service and the Environment Superintendence. In January 2012, Law N° 20,600 was published which created the Environmental Tribunals (3), which came into operation on December 2012.

Law N° 20,920 passed in June 2016, sets the framework for waste management, the extended liability of the producer and the promotion of recycling, which aims to reduce waste generation and encourage reuse, recycling and other types of valorization, in order to protect people’s health and the environment.

Brazil

Our Brazilian operations are subject to several environmental laws, none of which currently impose substantial restrictions on us. The Brazilian Constitution establishes the broad guidelines for the new treatment of environmental concerns. Environmental issues are regulated at federal, state and municipal levels. The Brazilian Constitution empowers the public authorities to develop regulations designed to preserve and restore the environment and to control industrial processes that affect human life. Violations of these regulations are subject to criminal, civil and administrative penalties.

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

Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Fundação Estadual de Engenharia do Meio-Ambiente or FEEMA, the main environmental authority in Rio de Janeiro, and the Instituto Estadual de Medio Ambiente e Recursos Hídricos (“IEMA”), the main authority on environmental issues in Espirito Santo, and the Companhia de Tecnologia de Saneamento Ambiental — CETESB, the main environmental authority in São Paulo. FEEMA, IEMA and CETESB periodically inspect industrial sites. We believe that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material adverse effect on our results or operations. The operation in Brazil as that of Chile counts with all certifications mentioned in terms of Quality, Environment and Occupational Health and Safety and those associated with Food Safety and Best Practices in Food Processing.

Argentina

The Argentine Constitution, as amended in 1994, allows any individual who believes a third party may be damaging the environment to initiate an action against it. No action of this nature has been initiated against EDASA, but we cannot ensure that it will not be initiated in the future. Though provincial governments have primary regulatory authority over environmental matters, municipal and federal authorities also have authority competent to enact decrees and laws on environmental issues. Thus, municipalities can set policy on local environmental matters, such as waste management, while the federal government regulates inter-province environmental issues, such as transport of hazardous waste or environmental matters covered by international treaties.

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

Provincial governments within the Argentine territory have enacted laws establishing a framework for the preservation of the environment. Provincial laws that are applicable to industrial facilities at EDASA, among others are Law N° 7,343 of the Province of Córdoba and its supplemental N° 10,208 since 2014, Law N° 11,459 of the Province of Buenos Aires and Environmental Code N°

5,439 of the Chubut province. These laws contain principles on environmental policy and management, as well as rules on environmental impact assessment. They also give certain agencies jurisdiction over environmental issues.

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

Law 1561/00 chartered the three primary environmental agencies in Paraguay. These are: The Ministry of the Environment and Sustainable Development, Consejo Nacional del Ambiente (CONAM or the National Environmental Counsel), and el Sistema Nacional del Ambiente (SISNAM or National Environmental System). The Law establishes the authority and responsibility of these agencies to develop and oversee the national environmental policy.

The Ministry of the Environment and Sustainable Development is the main environmental body responsible for the development and implementation of national environmental laws and it is also the authority responsible for implementing most of the national environmental regulations and for monitoring their compliance. The CONAM is responsible for investigating and establishing the main goals in the environmental policies, which the SEAM (Environmental Department of Paraguay) must then implement. The SISNAM is integrated by several bodies, including governmental and municipal agencies and private sector stakeholders, all interested in solving environmental issues. The SISNAM provides a discussion forum for the public and private sectors to work together collectively, developing ideas and plans to promote a sustainable development.

Environmental Impact: Law 294/93 states the rights and obligations that will be triggered by any damage caused to the environment and provides the obligation to restore the environment to its previous state or, if that is technically impossible, to make a payment or provide compensation.

Water Resources Act of Paraguay: Law 3239/07 on water resources establishes the sustainable management of all waters (superficial, ground, atmospheric) and the territories that generate such waters, regardless of their location, physical condition or natural occurrence within the Paraguayan territory, in order to make it socially, economically and environmentally sustainable for the people living in the territory of Paraguay. The supervising agency is the Ministry of Environment and Sustainable Development. Superficial and ground waters are property of the State’s public domain. The law establishes the following order of priority for the use of water: i) fulfillment of the needs of aquatic ecosystems; ii) social use within the home environment; iii) use and enjoyment for agricultural activities, including aquaculture; iv) use and utilization for power generation; v) use and enjoyment for other industrial activities and vi) use and enjoyment for other activities. The use of water for productive purposes is subject to the authorization granted by the State through a permit (for the use of small amounts of water) or through concessions (prior public bidding process), in both cases after the payment of applicable fees. Authorizations may be revoked based on the occurrence of situations contemplated under the law. Concessions may be expropriated for public benefit or be terminated in certain situations established by the law. In addition, a National Registry of Water Resources has been created to keep record of all individuals or legal entities that utilize water resources or engage in activities related to them.

C.                               ORGANIZATIONAL STRUCTURE

The following chart presents a summary of our direct and indirect ownership interests in our subsidiaries and associated companies:

Company structure - INDEX
135
2018 INTEGRATED ANNUAL REPORT

Company structure

Embotelladora Andina S.A.
35.00% Coca-Cola Del Valle New Ventures S.A.
59.27% Envases Central S.A.
66.5% Vital Aguas S.A.
99.9998% Andina Inversiones Societarias S.A.
0.000019%
0.00011%
99.999981% Inversiones Los Andes Ltda.
99.30%
0.70% Aconcagua Investing Ltda.
0.01%
99.99%
0.15%
0.0041%
0.10%
0.00005%
0.10%
50.0%
0.10%
99.99% Transportes Polar S.A.
0.00007% Comercializadora Novaverde S.A.
99.85% Red de Transportes Comerciales Ltda.
99.9959% Transportes Andina Refrescos Ltda.
99.90% Servicios Multivending Ltda.
99.99995% Embotelladora Andina Chile S.A.
99.90% Andina Bottling Investments S.A.
15.0% Vital Jugos S.A.
50.0% Envases CMF S.A.
99.90% Andina Bottling Investments Dos S.A.
0.003%
0.1% Abisa Corp
81.67%
0.92% Embotelladora del Atlántico S.A.
17.40%
0.07697% Paraguay Refrescos S.A.
99.99% Rio de Janeiro Refrescos Ltda.
99.90%
97.7533%
40.00% Sorocaba Refrescos Ltda.
99.98%
0.003% Andina Empaques Argentina S.A.
40.00% SRSA Participacoes Ltda.
11.32% Kaik Participacoes Ltda.
14.3% Sociedad Alimentos de SOJA S.A.
10.26% Leao Alimentos e Bebidas Ltda.
7.52% Trop Frutas do Brasil Ltda.
8.50% UBI 3 Participações Ltda.
Argentina
Brazil
Chile
Paraguay
British Virgin Islands
Parent Company
Consolidating subsidiaries
Associates
Investments without significant influence

* These companies incorporated the Company for the AdeS business development and have not been rated as having significant influence, so within the Financial Statements they are classified under Other non-Current Financial Assets.

The following table presents information relating to the main activities of our subsidiaries and associated companies, as well as our direct and indirect ownership interests in them as of the date of this document:

Subsidiary	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A. (1)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
Vital Jugos S.A. (4)	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A. (4)	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A. (5)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases Central S.A. (4)	Manufacture and packaging of all kinds of beverages and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	99.99
Inversiones Los Andes Ltda. (5)	Invest in all types of real property and chattels	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Comercializadora Novaverde S. A.	Process and commercialize fruits, ice cream, vegetables and food in general, under the Guallarauco trademark.	Chile	35.00
Rio de Janeiro Refrescos Ltda. (8)	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A. (2)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.99
Andina Empaques S.A. (2)	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Alimentos de SOJA S.A. (11)	Manufacture, commercialize, import, export, transformation, fraction, package and distribute food products and beverages in general, and their raw materials and related products and by-products.
Paraguay Refrescos S.A. (5)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages. Design, produce, and commercialize plastic products (mainly packaging).	Paraguay	97.83
Abisa Corp.	Invest in financial instruments, for its own account or on behalf of third parties.	British Virgin Islands	99.99
Aconcagua Investing Ltda. (5)	Invest in financial instruments, for its own account or on behalf of third parties.	British Virgin Islands	99.99
Red de Transportes Comerciales Ltda. (7)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99

Associates	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca Cola del Valle New Ventures S.A.(9)	Manufacture, distribute and commercialize all kinds of juices, waters and beverages in general.	Chile	35.00
Leão Alimentos e Bebidas Ltda. (7)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.26
Trop Frutas do Brasil Ltda.(10)	Manufacture, commercialize and export natural fruit pulp and coconut water.	Brazil	7.52
Sorocaba Refrescos S.A.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participações Ltda.(3)	Purchase and sale of real estate investments and property management.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
UBI 3 Participações Ltda.	Invest in other companies with own resources. Purchase and sale of real estate investments and property management..	Brazil	8.5

(1)         At the Special Shareholders’ Meeting held on November 22, 2011, the shareholders of Embotelladora Andina Chile S.A. agreed to increase its capital of the latter from Ch$10,000,000 (divided into 10,000 shares) to Ch$4,778,206,076 (divided into 4,778,206 shares). It was agreed that the capital increase was to be subscribed and paid by the shareholder Embotelladora Andina S.A. through the contribution of movable goods and real estate property, which are identified in the minutes of the Shareholders’ Meeting.

(2)         At the Extraordinary General Shareholders’ Meeting held on November 1st, 2011, Embotelladora del Atlántico S.A. decided to divide part of its equity to form a new company, Andina Empaques Argentina S.A., for the purpose of developing the design, manufacture and sale of all kinds of plastic products or products derived from the industry for plastics, primarily in the packaging division. Accounting and tax effects began on January 1, 2012.

(3)         In October 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of R$146.9 million.

(4)         Vital Aguas S.A., Vital Jugos S.A. and Envases Central S.A., modified their percentage interests, due to the merger with Embotelladoras Coca Cola Polar in 2012.

(5)         Companies incorporated during 2012, due to the merger with Embotelladoras Coca Cola Polar S.A

(6)         During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda. and Sistema de Alimentos de Bebidas Do Brasil Ltda. into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda. According to the current business scheme in Brazil for this company, during 2014 a 2.05% ownership interest held by Rio de Janeiro Refrescos Ltda. in Leao Alimentos e Bebidas Ltda. was sold to the rest of the bottlers’ system in Brazil.

(7)         Companies created to facilitate the restructuring of the distribution process in Chile.

(8)         During the fourth quarter of 2013 Rio de Janeiro Refrescos Ltda. acquired Companhia de Bebidas Ipiranga, which was legally merged into this entity.

(9)         Coca-Cola del Valle New Ventures S.A. was incorporated during 2016.

(10)  As a result of company restructuring in 2016, Trop Frutas do Brasil Ltda, began to depend on the group of bottlers from The Coca-Cola System in Brazil, Rio de Janeiro Refrescos Ltda, holds a 7.52% direct ownership interest in that company.

(11) In the last year there were ownership variations. At the end of the fiscal year 2017, Embotelladora Andina S.A., indirectly through Embotelladora del Atlántico S.A. (EDASA) held an ownership interest of 12.96% (76,507,211 shares) in the stock capital of Alimentos de Soja S.A. On August 23, 2018, the capitalization of contributions made by the shareholders in 2017 was approved. As a result of such capitalization, EDASA maintained its ownership percentage (84,692,875 shares). On August 24, 2018, EDASA acquired 8,849,363 shares from the shareholder Salta Refrescos S.A., according to the volume quotas, and as a result the ownership interest of EDASA increased to 14.30% (93,542,238 shares). Additionally, on August 28, 2018 and December 3, 2018, two capital increases were approved for which EDASA’s holding increased to 113,431,590 and then 130,449,895 shares, respectively, maintaining its ownership interest of 14.30% at the end of the fiscal year 2018.

D.            PROPERTY, PLANTS AND EQUIPMENT

We own production plants in each of the principal population centers that comprise the franchise territories. In addition, we own distribution centers and administrative offices in each of the franchise territories. We also use (i) facilities owned by third parties through lease agreements and (ii) facilities owned by third parties through contracts other than lease agreements, such as distribution contracts. The following table sets forth our principal real property (in square meters) and other facilities that we use in each of the franchise territories:

	MAIN USE	Square meters	Property
ARGENTINA
Embotelladora del Atlántico S.A.
Azul	Distribution Centers / Warehouses	600	Third Parties
Bahía Blanca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Warehouses (Don Pedro)	6,000	Leased
Bahía Blanca	Commercial Offices	903	Leased
Bahía Blanca*	Real Estate (parking lot)	73,150	Own
Bahía Blanca	Warehouses (M&F Palletizer -EDF deposit)	1,400	Leased
Bariloche	Offices / Distribution Centers / Warehouses	1,870	Leased
Bialet Masse*	Real Estate	880	Own
Bolivar	Warehouses	700	Third Parties
Bragado	Commercial Offices	38	Leased
Carlos Casares	Commercial Logistic Operations	345	Third Parties
Carlos Paz	Commercial Offices	270	Leased
Carmen de Patagones	Commercial Offices / Warehouses / Crossdocking	1,600	Leased
Chacabuco*	Offices / Distribution Centers / Warehouses	25,798	Own
Chivilcoy	Distribution Centers / Warehouses	1,350	Third Parties
Chivilcoy	Commercial Offices	72	Leased
Comodoro Rivadavia	Offices / Distribution Centers / Warehouses	7,500	Leased
Concepcion del Uruguay	Crossdocking		Third Parties
Concepcion del Uruguay	Commercial Offices	118	Leased
Concordia	Offices / Third party Distribution Centers / Warehouses	1,289	Leased
Córdoba*	Offices /Production of soft drinks and other still beverages / Distribution Centers / Real estate	959,585	Own
Córdoba (H.Primo)	Commercial Offices / parking lot / Deposit	1,173	Leased
Córdoba (San Isidro)*	Deposit and Offices	8,808	Own
Córdoba	Deposit (Cencosud)	s/d	Leased
Córdoba	Deposit (Rigar)	8.8	Leased
Córdoba	Deposit (Ricardo Balbín)	2.5	Leased
Córdoba	Deposit (Agnolon)	6	Leased
Coronel Pringles	COMMERCIAL LOGISTIC OPERATIONS	675	Third Parties
Coronel Suarez	Offices / Distribution Centers / Warehouses	1,000	Leased
Embalse	COMMERCIAL LOGISTIC OPERATIONS	600	Third Parties
General Pico*	Offices / Distribution Centers / Warehouses	15,525	Own
General Roca	Distribution Centers / Warehouses	2,548	Third Parties
Gualeguaychu	Offices / Distribution Centers / Warehouses	2,392	Leased
Junin (Buenos Aires)	Cross Docking	995	Third Parties

	MAIN USE	Square meters	Property
Junin (Buenos Aires)	Commercial Offices	108	Leased
Junin (Mendoza)	Commercial Offices	100	Leased
Mendoza*	Offices / Distribution Centers / Warehouses	36,452	Own
Monte Hermoso*	Real Estate	300	Own
Neuquén*	Offices / Distribution Centers / Warehouses	10,157	Own
Olavarria	Offices / Distribution Centers / Warehouses	1,974	Leased
Paraná	Commercial Offices	318	Leased
Pehuajo	Offices / Distribution Centers / Warehouses	1,060	Leased
Pergamino*	Offices / Cross Docking	15,700	Own
Puerto Madryn	Commercial Offices	115	Leased
Rafaela	COMMERCIAL LOGISTIC OPERATIONS	1,000	Third Parties
Rio Gallegos	Distribution Centers / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Centers / Warehouses	4,518	Leased
Río IV*	Housing	1,914	Own
Río IV*	Private Passageway	5,170	Own
Río IV*	Cross Docking	7,482	Own
Río IV	Commercial Offices	93	Leased
Rio Tercero	COMMERCIAL LOGISTIC OPERATIONS	600	Third Parties
Rivadavia (Mendoza)*	Deposit	800	Own
Rosario*	Offices / Distribution Centers / Warehouses / Parking Lot / Real Estate	27,814	Own
San Francisco	Commercial Offices	63	Leased
San Francisco	Crossdocking	800	Leased
San Juan*	Offices / Distribution Centers / Warehouses	48,036	Own
San Luis*	Offices / Distribution Centers / Warehouses	5,205	Own
San Martin de Los Andes	Offices / Distribution Center / Warehouses	1,500	Third Parties
San Nicolas	Crossdocking	1,320	Third Parties
San Nicolas	Commercial Offices	50	Leased
San Rafael	Commercial Offices	58	Leased
Santa Fe	Commercial Offices	238	Leased
Santa Rosa	Distribution Centers / Warehouses	1100	Third Parties
Santo Tomé*	Administrative Offices / Distribution Centers / Warehouses	88,309	Own
Trelew*	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	51,000	Own
Trelew	Warehouses	1,500	Leased
Trenque Lauquen	Distribution Center / Warehouses / Commercial Offices	1,185	Third Parties
Tres Arroyos	Offices / Crossdocking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Centers / Warehouses	1,360	Leased
Ushuaia	Commercial Offices	94	Leased
Venado Tuerto	Offices / Distribution Centers / Warehouses	2,449	Leased
Villa Maria	Commercial Offices	125	Leased
Villa Maria	Crossdocking	1200	Third Parties
Villa Mercedes	Commercial Offices	70	Leased

	MAIN USE	Square meters	Property
Villa Mercedes	Crossdocking	600	Third Parties
Andina Empaques Argentina S.A.
Buenos Aires*	Production of bottles, PET Preforms, Plastic Caps and Cases	27,043	Own
Buenos Aires	Deposit adjoining the production plant	1,041	Leased
Buenos Aires	Deposit adjoining the production plant	940	Leased
BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	2,243,953	Own
Nova Iguaçu*	Distribution Centers / Warehouses	82,618	Own
Bangu*	Distribution Centers	44,389	Own
Campos*	Distribution Centers	36,083	Own
Cabo Frio*	Distribution Centers**	1,985	Own
São Pedro da Aldeia 1*	Distribution Centers	10,139	Concession
Itaperuna*	Cross Docking	2,500	Leased
Caju 1*	Distribution Centers	4,866	Own
Caju 2*	Distribution Centers	8,058	Own
Caju 3*	Parking Lot	7,400	Own
Vitória (Cariacica)*	Distribution Centers	93,320	Own
Cachoeiro do Itapemirim *	Cross Docking	8,000	Leased
Linhares*	Cross Docking	1,500	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto	Real Estate	279,557	Own
Franca	Distribution Centers	32,500	Own
Mococa*	Distribution Centers	33,669	Leased
Araraquara*	Distribution Centers	11,658	Leased
São Paulo	Real Estate	69	Own
São Joao da Boa Vista, Araraquara,São Paulo	Cross Docking	20,773	Own
São Pedro da Aldeia 2*	Parking Lot	6,400	License
Itaipu*	Commercial Offices	750	Leased
Nova Friburgo*	Commercial Offices	350	Leased
CHILE
Embotelladora Andina S.A.
Renca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	380,833	Own
Renca*	Warehouses	55,562	Own
Renca*	Warehouses	11,211	Own

	MAIN USE	Square meters	Property
Renca*	Warehouses	46,965	Own
Carlos Valdovinos*	Distribution Centers / Warehouses	106,820	Own
Puente Alto *	Distribution Centers / Warehouses	68,682	Own
Maipú*	Distribution Centers / Warehouses	45,833	Own
Demetrop (Metropolitan Region)	Warehouses	s/d	Leased
Trailerlogistic (Metropolitan Region)	Warehouses	s/d	Leased
Monster (Metropolitan Region)	Warehouses	s/d	Leased
Rancagua*	Distribution Centers / Warehouses	25,920	Own
San Antonio*	Distribution Centers / Warehouses	19,809	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	8,028	Own
Calama*	Distribution Centers / Warehouses	10,700	Own
Taltal*	Distribution Centers / Warehouses**	975	Own
Tocopilla*	Distribution Centers / Warehouses	562	Own
Coquimbo*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	31,383	Own
Copiapó*	Distribution Centers / Warehouses	26,800	Own
Ovalle*	Distribution Centers / Warehouses	6,223	Own
Vallenar*	Distribution Centers / Warehouses	5,000	Own
Illapel	Distribution Centers / Warehouses	s/d	Leased
Punta Arenas*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique*	Distribution Centers / Warehouses	5,093	Own
Puerto Natales	Distribution Centers / Warehouses	850	Leased
Vital Jugos S.A.
Renca*	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo*	Offices / Production of Waters	573,620	Own
Envases Central S.A.
Renca*	Offices / Production of Soft Drinks	51,907	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo*	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo*	Offices / Warehouses	32,911	Own
Encarnación*	Offices / Warehouses	12,744	Own
Ciudad del Este*	Offices / Warehouses	14,620	Own

*Free of encumbrance properties.

**Inactive: facilities that are not being use currently by the Company.

Leased: facilities owned by third parties, used by the Company through a lease agreement.

Third Parties: facilities owned by third parties, used by the Company through contracts other than lease agreements, such as distribution contracts.

Own: facilities owned by the Company.

Capacity by Line of Business

Set forth below is certain information concerning the installed capacity and approximate average utilization of our production facilities, by line of business.

	Year Ended December 31,
	2017			2018
	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Chile	285	53	78	320	49	60
Brazil	358	61	63	449	51	56
Argentina	316	59	67	305	51	62
Paraguay	80	82	85	77	73	76
Other beverages (millions of UCs)
Chile	86	56	60	107	55	60
Brazil	24	61	75	39	49	52
Argentina	61	41	42	92	47	56
Paraguay	23	77	87	17	61	65
PET packaging (millions of bottles)	67	61	91	67	54	66
Preforms (millions of preforms)	970	79	94	978	82	99
Plastic caps (millions of caps)	1,000	55	84	1,000	60	94
Cases	0.6	85	100	0.7	92	100

(1) Total installed annual production capacity assumes production of the mix of products and containers produced in 2017 and 2018.

In 2018, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. We also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations. We believe we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and spring and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2018, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 1,406 million unit cases. Our primary facilities include:

•                 through Coca-Cola Andina, in the Chilean territory, four soft drink production facilities with ten production lines in Renca, plus one post-mix line, five production lines in Antofagasta, plus one post-mix line, three production lines in Coquimbo plus one post-mix line, and two production lines in Punta Arenas, plus one post-mix line, with total installed annual capacity of 320 million unit cases (23.0% of our total installed annual capacity);

•                 through Vital Jugos in the Chilean territory, one fruit juice production facility, with 15 production lines, with total installed annual capacity of 43 million unit cases (3.1% of our total installed annual capacity);

•                 through Envases Central in the Chilean territory, one fruit juice production facility, with 1 production line, with total installed annual capacity of 23 million unit cases (1.6% of our total installed annual capacity);

•                 through Vital Aguas in the Chilean territory, one mineral water production facility, with three production lines, with total installed annual capacity of 41 million unit cases (2.9% of our total installed annual capacity);

•                 through Rio de Janeiro Refrescos in the Brazilian territory, three soft drink production facilities with 16 production lines with total installed annual capacity of 449 million unit cases (32.2% of our total installed annual capacity); and nine production lines for juices, tea and water which satisfy the franchise’s needs and re-sales to other Bottlers in Brazil, with total installed annual capacity of 39 million unit cases (2.8% of our total installed annual capacity);

•                 through Embotelladora del Atlántico in the Argentine territory, three soft drink production facilities with 15 production lines with a total installed annual capacity of 305 million unit cases (21.9% of our total installed annual capacity); and two facilities for the production of juices with five production lines that covers the needs of our franchise with a total installed annual capacity of 38 million unit cases (2.7% of our total installed annual capacity), and one production line for waters and sensitive products with a total installed annual capacity of 33 million unit cases (2.4% of our total installed annual capacity);

•                 through Andina Empaques Argentina S.A. in the Argentine territory one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors (including one injector which is currently not operating), three bottle blowers, two injectors for plastic caps and one production line for cases, with a total installed annual capacity of 2,046 million units considering PET bottles, preforms, plastic caps and cases.

•                 through PARESA in the Paraguayan territory, one production facility located in San Lorenzo, with eight production lines with a total installed annual capacity of 95 million unit cases (6.8% of our total installed annual capacity); and three tetra pack lines with a total installed annual capacity of 8 million unit cases (0.6% of our total installed annual capacity).

In 2015 we began construction of the Duque de Caixas plant in Brazil. This plant began operating in 2018. The plant has three production lines: returnable bottles, non-returnable bottles and mineral water. The additional installed capacity for returnable bottles allows us to expand production to meet demand, as our Jacarepaguá facility was operating at 100% capacity in terms of returnable PET. The water production line will allow us to reduce costs by meeting demand for the Rio de Janeiro area from this new facility rather than bringing mineral water from our facility in Ribeirão Preto. In 2018 production was 17 million unit cases, and in 2019, we expect production to reach 54 million unit cases (23% of our production capacity in Andina Brazil).

ITEM 4A.                UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                                      OPERATING RESULTS 2018

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2018, 2017 and 2016.

Our consolidated financial results for the years ended December 31, 2018, 2017 and 2016 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay. Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency). IFRS require assets and liabilities to be converted from the functional currency of each entity into the reporting currency (Chilean peso) at end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized for subsidiaries that do not operate in hyperinflationary economies.

IFRS requires that assets and liabilities of our subsidiaries outside of Chile be converted from the functional currency to the presentation currency (Chilean peso) at year-end exchange rates, and that income and expense accounts are converted at monthly average exchange rates for the month in which they are recognized for those subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2018 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

• financial condition (balance sheet): Non-cash items are expressed in the current currency at the balance sheet date and translated to the presentation currency at the closing exchange rate. Losses and gains are included in net earnings (fiscal year income).

• first fiscal year: Losses and gains by correction of current non-monetary items the previous year are recorded in accumulated results as of January 1, 2018.

• statement of income: Income statement items are expressed in the current currency unit at the end of the reporting period, using the variation of the general price index from the date on which the expenses and revenues were accrued, and translated to the presentation currency at closing exchange rate.

•  cash flow statement: Cash flow statement items are expressed in the current currency unit at the end of the reporting period and translated to the presentation currency at closing exchange rate.

• For more information on the effects of the hyper-inflationary environment in Argentina in 2018, see note 2.5 of our consolidated financial statements included herein.

Factors affecting comparability

The comparability of our consolidated financial statements for 2018 versus prior periods is influenced by the adoption of IFRS conversion rules for subsidiaries operating under a hyperinflationary economy in Argentina. This standard requires that the results of operations in Argentina be presented as if this economy were hyperinflationary from January 1, 2018 and, as a result, requires a restatement of accumulated results as of that month. In addition, due to the adoption of IAS 29, we had to translate figures from Argentinean pesos to Chilean pesos, using the closing exchange rate of the period. The IFRS standard does not require that the comparative financial information for 2017 and 2016 to be restated as of the closing of 2018, since the functional currency of the reporting company is the Chilean peso.

Except as expressed in the below paragraph, there are no events during the periods presented that significantly affect the comparability of the figures presented.

Summary of Results of Operations for the Years ended December 31, 2016, 2017 and 2018

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	161.3	157.7	154.7
Mineral water	36.5	39.0	40.5
Juices	34.4	34.3	36.0
Beer & Spirits	—	—	0.2
Total	232.2	231.0	231.4
Brazil
Soft drinks	216.2	201.7	201.5
Mineral water	6.6	6.0	7.7
Juices	26.4	22.2	24.0
Beer	16.9	19.0	16.0
Total	266.1	248.9	249.2
Argentina
Soft drinks	183.2	174.4	167.0
Mineral water	25.9	26.1	23.2
Juices	9.7	10.9	11.7
Total	218.7	211.4	201.9
Paraguay
Soft drinks	52.6	54.1	56.1
Mineral water	5.9	6.6	7.0
Juices	3.5	4.3	5.0
Total	62.0	65.0	68.2

(1)         Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.69 liters

Note: Totals may not sum due to rounding.

	Year ended December 31,
	2016		2017		2018
	Ch$ millions	% of Total	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	540,427	30.4	551,873	29.8	570,939	34.1
Brazil	590,146	33.2	603,898	32.7	540,510	32.3
Argentina	517,059	29.1	553,788	30.0	413,561	24.7
Paraguay	132,006	7.4	141,277	7.6	149,588	8.9
Inter-country eliminations (1)	(2,178)	(0.1)	(1,957)	(0.1)	(1,682)	(0.1)
Total net sales	1,777,459	100.0	1,848,879	100.0	1,672,916	100.0

(1)         Eliminations represent intercompany sales.

Note: Totals may not sum due to rounding.

The following tables set forth our results of operations for the years ended December 31, 2017 and 2018.

	Year ended December 31,
	2017		2018
	Ch$ millions	% of net sales	Ch$ millions	% of net sales
Net sales	1,848,879	100.0	1,672,916	100.0
Cost of sales	(1,069,025)	(57.8)	(968,028)	(57.9)
Gross profit	779,854	42.2	704,888	42.1
Distribution, administrative and sales expenses	(541,127)	(29.3)	(479,518)	(28.7)
Other (expense) income, net (1)	(67,928)	(3.7)	(72,354)	(4.3)
Income taxes	(51,798)	(2.8)	(55,565)	(3.3)
Net income	119,001	6.4	97,451	5.8

(1)         Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
Millons Ch$	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018

Net Sales	551,873	570,939	603,898	540,510	553,788	413,561	141,277	149,588	(1,957)	(1,682)	1,848,879	1,672,916
Cost of sales	(328,579)	(336,720)	(362,686)	(329,529)	(294,371)	(214,648)	(85,347)	(88,813)	1,957	1,682	(1,069,025)	(968,028)
Gross profit	223,294	234,219	241,211	210,981	259,417	198,913	55,930	60,775	—		779,854	704,888
Distribution, administrative and sales expenses	(150,404)	(152,088)	(157,401)	(131,499)	(197,595)	(159,146)	(30,508)	(31,688)			(535,908)	(474,421)
Corporate expenses	—	—	—		—	—	—	—	—		(5,220)	(5,097)

(1)             Totals may not sum due to rounding.

Net Sales

Our sales volume was 750.6 million unit cases during the year ended December 31, 2018, a 0.8% decrease compared to 756.3 million unit cases in 2017. Volume for soft drinks decreased 1.5%, volume for beer and spirits decreased 14.8%, while waters increased 0.7% and juices increased 7.2%, in each case during the year ended December 31, 2018, compared to 2017.

Our net sales were Ch$1,672,916 million during the year ended December 31, 2018, a 9.5% decrease compared to Ch$1,848,879 million during 2017, principally as a result of (i) the effect of currency conversions into Chilean pesos of the results of Argentina and Brazil, with a negative effect resulting from the devaluation of the Argentine peso and the Brazilian real.  This was partially offset by the increase in sales volume in Chile, Brazil and Paraguay, as well as by price increases implemented in each of our four geographic segments.

Soft drinks represented 69.7% of net sales during the year ended December 31, 2018, compared to 72.3% during 2017.

Chile

Our sales volume in Chile was 231.4 million unit cases during the year ended December 31, 2018, a 0.1% increase compared to 231.0 million unit cases during 2017. Soft drink volumes in Chile decreased 1.9%, while volume for waters increased by 3.7% and juices increased 4.9%, in each case during the year ended December 31, 2018, compared to 2017.

Our average market share for soft drinks in Chile during the year ended December 31, 2018, according to A.C. Nielsen Company, was 66.8% (in terms of volume), compared to 67.6% for 2017, and 69.2% (in terms of average sales), compared to 69.8% for 2017.

Our net sales in Chile were Ch$570,939 million during the year ended December 31, 2018, a 3.5% increase compared to Ch$551,873 million during 2017, which is explained mainly by higher revenues per unit case and partially offset by the aforementioned decrease in volume sold.

Our net sales of soft drinks in Chile were Ch$390,782 million during the year ended December 31, 2018, without significant variation when compared to Ch$391,629 million in 2017, primarily as a result of higher revenues per unit case and offset by the aforementioned decrease in volume sold. Our net sales of juices and waters in Chile were Ch$174,910 million during the year ended December 31, 2018, a 9.2% increase compared to Ch$160,224 million during 2017, primarily as a result of higher revenues per unit case and higher volume.

Brazil

Our sales volume in Brazil was 249.2 million unit cases during the year ended December 31, 2018, a 0.1% increase compared to 248.9 million unit cases during 2017. Volume for soft drinks in Brazil decreased 0.1% and beer decreased 15.7%, while volume for juices increased 8.3% and waters increased 27.0%, in each case during the year ended December 31, 2018, compared to 2017.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2018, according to A.C. Nielsen Company, was 63.3% (in terms of volume), compared to 63.2% for 2017, and 68.3% (in terms of average sales), compared to 69.0% for 2017.

Our net sales in Brazil were Ch$540,510 million during the year ended December 31, 2018, a 10.5% decrease compared to Ch$603,898 million during 2017.

Our net sales of soft drinks in Brazil were Ch$326,016 million during the year ended December 31, 2018, a 15.9% decrease compared to Ch$387,545 million during 2017. In local currency, net sales of soft drinks decreased 3.2%, mainly as a result of lower revenues per unit case. Our net sales of juices, waters and beer in Brazil were Ch$214,494 million during the year ended December 31, 2018, a 0.9% decrease compared to Ch$216,353 million during 2017, mainly resulting from the effect of conversion of results into

Chilean pesos, given the devaluation of the Brazilian real against the Chilean peso, which was partially offset by higher revenues per unit case in local currency. In local currency, net sales of juices, water and beer increased 13.8%, mainly as a result of higher revenues per unit case as well as higher revenues from Heineken sales commissions.

Argentina

Our sales volume in Argentina was 201.9 million unit cases during the year ended December 31, 2018, a 4.5% decrease compared to 211.4 million unit cases during 2017. Volume for soft drinks in Argentina decreased 4.3%, waters decreased 11.4%, while volume for juices increased by 7.8%, in each case during the year ended December 31, 2018 compared to 2017.

Our average market share for soft drinks in Argentina during the year ended December 31, 2018, according to A.C. Nielsen Company, was 63.0% (in terms of volume), compared to 62.3% for 2017, and 70.3% (in terms of average sales), compared to 69.0% for 2017.

Our net sales in Argentina were Ch$413,561 million during the year ended December 31, 2018, a 25.3% decrease compared to Ch$553,788 million during 2017. This is mainly explained by the effect of the conversion of results into Chilean pesos, due to the devaluation of the Argentine peso, and to a lesser extent by the decrease in volumes. These effects were partially offset by the continuous price increases in local currency implemented during the period, increases that have generally been in line with high levels of inflation during the period.

Our net sales of soft drinks in Argentina were Ch$330,875 million during the year ended December 31, 2018, a 25.6% decrease compared to Ch$444,872 million during 2017, primarily due to the devaluation of the Argentinean peso against the Chilean peso and the previously mentioned drop in volumes, and partially offset by a higher price in local currency. Our net sales of juices and waters in Argentina were Ch$74,528 million during the year ended December 31, 2018, a 25.3% decrease compared to Ch$99,713 million during 2017, primarily by the devaluation of the Argentinean peso against the Chilean peso and partially offset by a greater price in local currency.

Paraguay

Our sales volume in Paraguay was 68.2 million unit cases during the year ended December 31, 2018, a 4.9% increase compared to 65.0 million unit cases during 2017. Volume for soft drinks, juices and waters in Paraguay increased 3.7%, 17.8% and 6.6%, respectively, in each case during the year ended December 31, 2018, compared to 2017.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2018, according to A.C. Nielsen Company, was 71.6% (in terms of volume) compared to 68.9% for 2017, and 77.4% (in terms of average sales) compared to 75.8% for 2017 according to the same source.

Our net sales in Paraguay were Ch$149,588 million during the year ended December 31, 2018, a 5.9% increase compared to Ch$141,277 million during 2017, mainly resulting from higher revenues per unit case in local currency and increased volume.

Our net sales of soft drinks in Paraguay were Ch$118,095 million during the year ended December 31, 2018, a 4.2% increase compared to Ch$113,315 million during 2017, primarily as a result of higher volumes and revenues per unit case in local currency. In local currency, our net sales of soft drinks increased 7.4%, primarily as a result of higher revenues per unit case and higher volume. Our net sales of juices and waters in Paraguay were Ch$31,493 million during the year ended December 31, 2018, a 12.6% increase compared to Ch$27,962 million during 2017, primarily as a result of higher volume and higher average prices.

Cost of Sales

Our cost of sales was Ch$968,028 million during the year ended December 31, 2018, a 9.4% decrease, compared to Ch$1,069,025 million during 2017. The cost of sales per unit case decreased 8.8% in the same period. The decrease in the cost of sales is mainly due to (i) the effect of conversion into Chilean pesos of the results from our subsidiaries in Argentina and Brazil, (ii) the reduction of the use of sugar in Brazil and Chile, because of the reformulations we have made, and (iii) the lower cost of sugar in Brazil and Chile. The foregoing was partially offset by (i) the increase in revenues in local currency in the four operations, which has a direct impact on the cost of concentrate, (ii) the effect of the devaluation of the Argentine peso and the Brazilian real on our dollarized costs, and (iii) the higher cost of PET resin. Our cost of sales represented 57.9% of net sales for the year ended December 31, 2018, compared to 57.8% for 2017.

Chile

Our cost of sales in Chile was Ch$336,720 million during the year ended December 31, 2018, a 2.5% increase compared to Ch$328,579 million during 2017. The cost of sales per unit case increased 2.3% in the same period. This increase was mainly due to (i) the shift in the mix towards products that have a higher unit cost, and (ii) a higher cost of PET resin. This was partially offset by the lower cost of sugar and the lower use of sugar because of the shift in the mix towards sugar free products and because of the reformulations implemented. Our cost of sales in Chile represented 59.0% of net sales in Chile for the year ended December 31, 2018, compared to 59.5% for 2017.

Brazil

Our cost of sales in Brazil was Ch$329,529 million during the year ended December 31, 2018, a 9.1% decrease compared to Ch$362,686 million during 2017. The cost of sales per unit case decreased 9.2% in the same period mainly due to the negative effect on our dollarized costs of the depreciation of the Brazilian real against the U.S dollar. In local currency total cost of sales increased 4.5%, mainly due to (i) the negative effect on our dollarized costs of the depreciation of the Brazilian real against the U.S. dollar, (ii) greater depreciation charges, explained by the new Duque de Caxias plant, and (iii) a greater cost of PET resin. These effects were partially offset by (i) the lower cost of sugar, and (ii) the lower use of sugar because of the reformulations implemented. Our cost of sales in Brazil represented 61.0% of net sales in Brazil for the year ended December 31, 2018, compared to 60.1% for 2017.

Argentina

Our cost of sales in Argentina was Ch$214,648 million during the year ended December 31, 2018, a 27.1% decrease compared to Ch$294,371 million during 2017. The cost of sales per unit case decreased 23.6% in the same period mainly due to the effect of the devaluation of the Argentine peso on our dollar denominated costs. In local currency cost of sales increased 54.5% mainly due to (i) 2018 results being stated in constant currency of December 2018 due to the application of IAS 29 for results for the year, while 2017 figures are stated in nominal local currency of each month of 2017, (ii) increased revenues in local currency, having a direct incidence on the cost of concentrate, (iii) increased labor costs and services provided by third parties, mainly as a result of high local inflation, (iv) the effect of the devaluation of the Argentine peso on our dollar denominated costs, and (v) a greater cost of PET resin. Our cost of sales in Argentina represented 51.9% of net sales in Argentina for the year ended December 31, 2018, compared to 53.2% for 2017.

Paraguay

Our cost of sales in Paraguay was Ch$88,813 million during the year ended December 31, 2018, a 4.1% increase compared to Ch$85,347 million during 2017. Cost of sales per unit case decreased 0.8% during the same period. In local currency, cost of sales increased 7.1% primarily due to (i) higher volume sold, (ii) increased revenues having a direct incidence on the cost of concentrate, and (iii) higher cost of PET resin. Our cost of sales in Paraguay represented 59.4% of net sales in Paraguay for the year ended December 31, 2018, compared to 60.4% for 2017.

Gross Profit

Due to the factors described above, our gross profit was Ch$704,888 million during the year ended December 31, 2018, a 9.6% decrease compared to Ch$779,854 million during 2017. Our gross profit represented 42.1% of our net sales during the year ended December 31, 2018, compared to 42.2% of our net sales in 2017.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$479,518 million during the year ended December 31, 2018, an 11.4% decrease compared to Ch$541,127 million during 2017. This decrease is mainly explained by (i) the effect of the conversions into Chilean pesos of results from our subsidiaries in Argentina and Brazil, and (ii) lower advertising expenses in Brazil. This was partially offset by (i) the effect of inflation in Argentina on expenses such as labor, freight and services provided by third parties, (ii) higher labor costs in Chile and Paraguay, and (iii) greater advertising expense in Chile. Our distribution, administrative and sales expenses represented 28.7% of our net sales during the year ended December 31, 2018, compared to 29.3% for 2017.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$152,088 million during the year ended December 31, 2018, a 1.1% increase compared to Ch$150,404 million during 2017. This increase in distribution, administrative and sales expenses in Chile was mainly due to greater labor costs and greater advertising expenses. This effect was partially offset by other operating income classified under this item, which were higher in 2018 than in 2017. Our distribution, administrative and sales expenses in Chile represented 26.6% of our net sales in Chile during the year ended December 31, 2018, compared to 27.3% for 2017.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$131,499 million during the year ended December 31, 2018, a 16.5% decrease compared to Ch$157,401 million during 2017. In local currency, our distribution, administrative and sales expenses decreased 3.6% mainly due to lower advertising expenses and an increase in other operating income classified in this item, and partially offset by greater transportation freight costs. Our distribution, administrative and sales expenses in Brazil represented 24.3% of our net sales in Brazil during the year ended December 31, 2018, compared to 26.1% for 2017.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$159,146 million during the year ended December 31, 2018, a 19.5% decrease compared to Ch$197,595 million during 2017. In local currency, the distribution, administrative and sales expenses increased 70.1%, mainly because (i) 2018 results being stated in constant currency of December 2018 due to the application of IAS 29 for results for the year, while 2017 results were stated in nominal local currency of each month of 2017, and (ii) of the effect of local inflation over expenses such as freight, labor and services provided by third parties. Our distribution, administrative and sales expenses in Argentina represented 38.5% of our net sales in Argentina during the year ended December 31, 2018, compared to 35.7% for 2017.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$31,688 million during the year ended December 31, 2018, a 3.9% increase, compared to Ch$30,508 million during 2017. The distribution, administrative and sales expenses in local currency in Paraguay increased 7.0%, which is primarily explained by (i) greater labor costs, and (ii) greater advertising expenses, which were partially offset by lower depreciation charges. Our distribution, administrative and sales expenses in Paraguay represented 21.2% of our net sales in Paraguay during the year ended December 31, 2018, compared to 21.6% for 2017.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2017 and 2018:

	Year Ended December 31,
	2017	2018
	(in millions of Ch$)

Other income (expense)	(18,689)	(16,157)
Financial income	11,194	3,940
Financial costs	(55,220)	(55,015)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	(80)	1,411
Exchange rate differences	(1,371)	(1,449)
Loss from differences in indexed financial assets and liabilities	(3,762)	(5,085)
Other income (expense), net	(67,928)	(72,354)

We had other expenses, net, of Ch$72,354 million during the year ended December 31, 2018, a 6.5% increase compared to Ch$67,928 million during 2017. The increase is mainly explained by the increase in financial expenses resulting from the accounting effect of the partial repurchase of bonds in October 2018, since the premium paid with respect the nominal value of the bond, as well as expenses associated to the transaction, are recorded as a financial expense, which amounted to Ch$9,583 million. This increase in expenses is partially offset by a greater recognition of earnings from investments in related companies, mainly because of the better performance of Brazilian equity investees.

Income Taxes

We had income taxes of Ch$55,565 million during the year ended December 31, 2018, a 7.3% increase compared to Ch$51,798 million during 2017. This increase is mainly because of the effect of IAS 29 on deferred taxes, as well as greater tax earnings resulting from exchange rate differences.

Net Income

Due to the factors described above, we had net income of Ch$97,451 million during the year ended December 31, 2018, an 18.1% decrease compared to Ch$119,001 million during 2017. Our net income represented 5.8% of our net sales during the year ended December 31, 2018, compared to 6.4% for 2017.

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

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
Million Ch$	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017

Net Sales	540,427	551,873	590,146	603,898	517,059	553,788	132,006	141,277	(2,178)	(1,957)	1,777,459	1,848,879
Cost of sales	(319,214)	(328,579)	(359,156)	(362,686)	(279,308)	(294,371)	(78,410)	(85,347)	2,178	1,957	(1,033,910)	(1,069,025)
Gross profit	221,214	223,294	230,989	241,211	237,751	259,417	53,596	55,930	—	—	743,549	779,854
Distribution, administrative and sales expenses	(152,334)	(150,404)	(159,699)	(157,401)	(182,894)	(197,595)	(29,849)	(30,508)			(524,776)	(535,908)
Corporate expenses	—	—	—	—	—	—	—	—	—	—	(5,104)	(5,220)

(1)             Totals may not sum due to rounding.

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

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

These financial statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2018 and 2017 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2018, 2017 and 2016, all of which were approved by the board of directors on April 24, 2019.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil, Argentina and Paraguay. Our subsidiaries outside Chile prepare their financial statements in accordance with IFRS and to comply with local regulations in accordance with generally accepted accounting principles of the country in which they operate. The consolidated financial statements reflect the results of the subsidiaries outside of Chile, converted to Chilean pesos (functional and reporting currency of the parent company) and are presented in accordance with IFRS. The IFRS require that balances of subsidiaries be converted from their functional currency to the presentation currency (Chilean peso). The conversion for subsidiaries operating in non-hyperinflationary environments (Brazil and Paraguay) shall be performed by converting the assets and liabilities of subsidiaries at year-end exchange rates, and income and expense accounts must be converted at monthly average exchange rates of the month in which they are recognized. And in the case of subsidiaries operating in hyperinflationary environments (Argentina), non-monetary assets and liabilities and income statements will be restated by the inflation rate of the hyperinflationary economy, bringing its effects to the income statement. These restated balances will be converted from the functional currency to the presentation currency at the closing exchange rate of each year.

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

Provision for doubtful accounts

We evaluate the possibility of collecting trade accounts receivables using several factors. We apply a simplified approach in calculating expected credit losses. Accordingly, we do not track changes in credit risk, but instead recognize a loss allowance based on lifetime expected credit losses at each reporting date. We have established a provision matrix that is based on our historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

Impact of Foreign Currency Fluctuations

Pursuant to the methodology of conversion of IFRS, the assets and liabilities of the subsidiaries of Brazil and Paraguay are converted from their functional currency (Brazilian real and Paraguayan guarani, respectively) to the presentation currency of the Parent company (Chilean peso), at the closing exchange rate, and income accounts at the exchange rate of the date of each transaction or at the average exchange rate of each month in which these are performed. In the case of subsidiaries operating in hyperinflationary environments (Argentina, beginning in 2018), non-monetary assets and liabilities and income statements are restated by the inflation rate of the hyperinflationary economy, bringing its effects to the income statement. These restated balances are converted from the functional currency to the presentation currency at the closing exchange rate of each year. The effects of these conversions are presented as other comprehensive income not affecting the results of the fiscal years ended as of December 31, 2016, 2017 and 2018. The conversion effect resulting from bringing assets and liabilities (including the effects of intercompany accounts designated as an integral part of the investment) from the functional currency to the presentation currency, according to the methodology described above, resulted in a decrease of other comprehensive income of Ch$69,597 million in 2018 (a net decrease of Ch$68,333 million in 2017 and a net decrease of Ch$4,517 million in 2016).

In order to protect us from the effects on income resulting from the volatility of the Brazilian real against the U.S. dollar, we maintain derivative contracts (cross currency swaps) derivative to cover almost 100% of U.S. dollar-denominated financial liabilities.

On the other hand, according to our currency hedge policy, we enter into forward contracts on a monthly basis to protect against the risk of variation of the U.S. dollar, which has an impact on some of our principal raw materials. This is why on our balance sheets there are dollar forward contracts against the Argentine peso, the Brazilian real, the Chilean peso and the Paraguayan guaraní. These contracts depend on each operation.

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

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, as it was the case of cash flows generated by our subsidiary in Argentina in the years 2014, 2015 and 2016. Currently, there are no such restrictions in place. During 2018, we received dividends from subsidiaries in Argentina, Brazil and Paraguay. We cannot assure you that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

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

Our financing policy contemplates that each subsidiary must finance its own operations. From this perspective, each subsidiary’s management must focus on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should additional financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our general policy is to prefer local financing to allow for natural hedging. If local financing conditions were not acceptable, because of costs or other constraints, Andina will provide financing, or our subsidiary could finance itself in a currency different than the local one and through derivative instruments they will be hedged against the operation’s functional currency.

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

Cash Flows from Operating Activities 2018 vs. Cash Flows from Operating Activities 2017

Cash flows from operating activities during 2018 amounted to Ch$235,279 million compared to Ch$247,960 million in 2017. The decrease in cash flow generation was mainly due to higher payments to suppliers during 2018.

Cash Flows from Operating Activities 2017 vs. Cash Flows from Operating Activities 2016

Cash flows from operating activities during 2017 amounted to Ch$247,960 million compared to Ch$223,447 million in 2016. The decrease in cash flow generation was mainly due to lower payments to suppliers during 2017.

Cash Flows from Investing Activities 2018 vs. Cash Flows from Investing Activities 2017

Cash flows for investment activities (includes purchase and sale of property, plant and equipment; investments in associated companies; and financial Investments) amounted to Ch$118,086 million in 2018 compared to Ch$168,831 million during 2017. During 2018 we made lower investments in property, plant and equipment in the amount of Ch$47,794 million and there is also a negative effect resulting from lower redemptions proceeds from financial instruments in the amount of Ch$26,316 million whose negative effect is offset by the positive effect of disbursements made in 2017 related to the participation in the purchase of the AdeS business in conjunction with The Coca-Cola Company for Ch$26,077 million.

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

Cash Flows from Financing Activities 2018 vs. Cash Flows from Financing Activities 2017

Our financing activities are directly related to dividend distributions to shareholders, which records a utilization of cash resources amounting to Ch$87,536 million compared to Ch$74,968 million during 2017 and bank loans and the payment of these loans to finance these dividend and investment payments. Because of the seasonality of our business, we generate more cash flows during the summer months (December to March); therefore, during the winter season we may require financing to meet our dividend commitments and short-term investments.

As of December 31, 2018, 36 short-term credit lines are available for an amount equivalent to Ch$389,110 million, of which the equivalent of Ch$250,966 million corresponds to 20 unused lines of credit that remain available. In Argentina, we had the equivalent of Ch$115,702 million in credit available from eight lines of credit which have not been used. In Brazil, we had the equivalent of Ch$233,568 million in credit available from 20 lines of credit. The unused portion of these lines of credit at that date was equivalent to Ch$95,424 million. In Chile, we had the equivalent of Ch$15,700 million in credit available from five lines of credit, which have not been used. In Paraguay, we had the equivalent of Ch$24,140 million in credit available from two lines of credit, which have not been used.

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

As of December 31, 2017, 20 short-term credit lines are available for an amount equivalent to Ch$403,028 million, of which the equivalent of Ch$265,095 million corresponds to 18 unused lines of credit that remain available. In Argentina, we had the equivalent of Ch$101,434 million in credit available from eight lines of credit. The unused portion of such lines of credit at that date was equivalent to Ch$88,217 million. In Brazil, we had the equivalent of Ch$264,563 million in credit available from four lines of credit. The unused portion of these lines of credit at that date was equivalent to Ch$139,846 million. In Chile, we had the equivalent of Ch$15,700 million in credit available from two lines of credit, which have not been used. In Paraguay, we had the equivalent of Ch$21,332 million in credit available from two lines of credit, which have not been used.

Liabilities

For the year ended December 31, 2018, our total liabilities, excluding non-controlling interest, were Ch$1,350,790 million; representing a 3.8% increase compared to December 31, 2017. The increase in total liabilities resulted mainly from the restatement of bonds payable denominated in U.S. dollars (given the devaluation of the Chilean peso against the U.S. dollar), and the increase of bonds payable for UF 5.7 million, partially offset by the prepayment of US$210 million given the prepayment of the bond in U.S. dollars and a decrease in the balance of trade accounts payable. As of December 31, 2018, our non-current liabilities included (i) other non-current financial liabilities for Ch$716,564 million, (ii) non-current accounts payable for Ch$736 million, (iii) other non-current provisions for Ch$58,967 million, (iv) deferred tax liabilities for Ch$145,246 million, and (v) provisions for employee benefits for Ch$9,416 million. Total non-current liabilities during the year ended December 31, 2018 amounted to Ch$930,928 million compared to Ch$873,339 million during the fiscal year ended December 31, 2017.

As of December 31, 2018, our current liabilities included (i) other current financial liabilities of Ch$56,115 million; (ii) trade accounts and other accounts payable for Ch$238,110 million; (iii) current accounts payable to related entities for Ch$45,828 million; (iv) other current provisions for Ch$3,486 million; (v) current tax liabilities for Ch$9,339 million; (vi) current employee benefit provisions for Ch$33,211 million and (vii) other non-financial current liabilities for Ch$33,774 million. Total current liabilities during the year ended December 31, 2018 amounted to Ch$419,862 million compared to Ch$428,287 million during the year ended December 31, 2017.

As of December 31, 2018, and before the cross-currency swaps contracts the company entered in, our bond liabilities had a weighted average interest rate of 4.0% while our bank liabilities had a weighted average interest rate of 5.65%.

Summary of Significant Debt Instruments

As of December 31, 2018, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds (BANDI-B1;BANDI-B2)

During 2001, we issued in Chile Series B bonds. This issuance was structured into two series, one of which matured in 2008. As of December 31, 2018, Series B is the outstanding series with sub-series B1 and B2. During 2001, UF 3.7 million in bonds were issued with final maturity in 2026, bearing an annual interest rate of 6.5%. The Series B Local Bonds are subject to the following restrictive covenants:

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

Unsecured consolidated current liabilities are the Company’s total liabilities, obligations and debts that are not secured with real guarantees on goods and assets of the latter, made voluntarily and conventionally by the Company less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

Consolidated Assets are assets free of any pledge, mortgage or other lien, as well as those assets that have real liens, mortgage or encumbrances that operate only by law less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

Series C Local Bonds (BKOP-C)

As a consequence of our merger with Polar, we became an obligor under the following outstanding bonds issued by Polar in the Chile in 2010.

•                                Series C bonds due 2031, bearing interest at a variable annual rate equal to 4.00%.

This series is subject to the following restrictions:

•                                Maintain a level of Net Financial Indebtedness within its quarterly financial statements that may not exceed 1.5 times, measured by figures included in the Company Consolidated Statement of Financial Position. For these purposes, net financial indebtedness level is defined as the ratio of net financial debt to total assets of the Company (equity attributable to the owners of the controllers plus non-controlling interests). Net financial debt means the difference between the Company financial debt and cash.

•                                Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the Company unsecured consolidated liabilities.

Unencumbered Assets are (a) assets that meet the following conditions: (i) they are the property of the Company, (ii) they are classified under Total Assets in the Company’s Financial Statement and, (iii) they are free of any pledge, mortgage or other levies constituted in favor of third parties, less (b) Other Current Financial Assets and Other Non-Current Financial Assets included in the Company’s Financial Statements (to the extent they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).

Unsecured Total Liabilities are (a) liabilities included under Total Current Liabilities and Total Non-Current Liabilities on the Company Financial Statements which do not benefit from preferences or privileges, less (b) Other Current Financial Assets and Other Non-Current Financial Assets of the Company’s Financial Statements (to the extent they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).

•                                Not invest in instruments issued by related parties or carry out operations with related parties other than those related to the general purpose of the entities, in conditions that are less favorable to those of the Company in relation to those prevailing in the market.

•                                Maintain a Net Financial Coverage level greater than 3.0 times. Net financial coverage is the ratio between the Company’s EBITDA for the past 12 months and the Company’s net financial expenses (financial income minus financial expenses) for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

Series C, D and E Local Bonds (BANDI-C; BANDI-D; BANDI-E)

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

The Series C, D and E local bonds are subject to the following restrictions:

•                                Maintain an indebtedness level where Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities means Current Liabilities bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the issuer’s Consolidated Statement of Financial Position.

Consolidated Equity is total equity including non-controlling interests.

•                                Maintain Consolidated Assets free of any pledge, mortgage or other lien by an amount, at least equal to 1.3 times of the Issuer’s unsecured consolidated current liabilities.

Unsecured Consolidated Current Liabilities are the Company’s total liabilities, obligations and debts that are not secured with real guarantees on goods and assets of the latter, made voluntarily and conventionally by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

For purposes of determining Consolidated Assets these will consider assets free of any pledge, mortgage or other lien, as well as those assets that have real liens, mortgage or encumbrances that operate only by law. Therefore, Consolidated Assets free of any lien, mortgage or other encumbrance shall be regarded as those assets for which no real lien, mortgage or other encumbrance has been made voluntarily and conventionally by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

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

•                                Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of the Series C, D and E local bonds, is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of The Coca-Cola Company; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow of the audited fiscal year immediately prior to the moment when said loss, sale, assignment or transfer occurs. For these purposes Adjusted Consolidated Operating Flow is the addition of the following accounting items of the Issuer’s Consolidated Statement of Financial Position: (i) Gross Income, including revenue and cost of sales, less (ii) Distribution Costs, less (iii) Administrative Expenses, plus (iv) Participation in Earnings (Losses) of Associates and Joint Ventures accounted for using the Equity Method, plus (v) Depreciation, plus (vi) Amortization of Intangibles.

Series F Local Bonds (BANDI-F)

During 2018, Andina performed a debt restructuring process which consisted in the partial repurchase (US$210 million) of the Senior Notes due 2023, which was refinanced with the placement of the Series F Local Bonds in the Chilean local market. These bonds were issued in October 2018, in the amount of UF5.7 million, accruing an annual interest rate of 2.8% and with a maturity of 2039.

The Series F local bonds are subject to the following restrictions:

•                                Maintain an indebtedness level where Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times.

For these purposes Consolidated Financial Liabilities means Current Liabilities bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the issuer’s Consolidated Statement of Financial Position.

Consolidated Equity is total equity including non-controlling interests.

•                                Maintain Consolidated Assets free of any pledge, mortgage or other lien by an amount, at least equal to 1.3 times of the Issuer’s unsecured consolidated current liabilities.

Unsecured Consolidated Current Liabilities are the Company’s total liabilities, obligations and debts that are not secured with real guarantees on goods and assets of the latter, made voluntarily and conventionally by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

For purposes of determining Consolidated Assets these will consider assets free of any pledge, mortgage or other lien, as well as those assets that have real liens, mortgage or encumbrances that operate only by law. Therefore, Consolidated Assets free of any lien, mortgage or other encumbrance shall be regarded as those assets for which no real lien, mortgage or other encumbrance has been made voluntarily and conventionally by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

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

•                                Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of the Series F local bonds, is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of The Coca-Cola Company; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow of the audited fiscal year immediately prior to the moment when said loss, sale, assignment or transfer occurs. For these purposes Adjusted Consolidated Operating Flow is the addition of the following accounting items of the Issuer’s Consolidated Statement of Financial Position: (i) Gross Income, including revenue and cost of sales, less (ii) Distribution Costs, less (iii) Administrative Expenses, plus (iv) Participation in Earnings (Losses) of Associates and Joint Ventures accounted for using the Equity Method, plus (v) Depreciation, plus (vi) Amortization of Intangibles.

Senior Notes due 2023

In October 2013, we issued US$575 million of Senior Notes in the U.S. market under 144A/Reg S regulations. These notes are unsecured obligations with a bullet structure due 2023. The proceeds from these notes were used to finance a portion of the purchase price for our acquisition of Ipiranga and for general corporate purposes.

In October 2018, as part of the Company’s debt restructuring, Andina performed a partial repurchase of the Senior Notes in the amount of US$210 million (which was refinanced with the placement of Series F Local Bonds in the Chilean local market), with a total outstanding amount of Senior Notes of US$365 million.

C.                                    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Given the nature of the business and the support provided by The Coca-Cola Company as franchisor to its bottlers, the Company’s research and development expenses are not meaningful. For more information on patents and licenses, see “Item 4. Information on the Company — Bottler Agreements”.

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

E.                                   OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2018, we did not have any material off-balance sheet arrangements.

F.                                    CONTRACTUAL OBLIGATIONS

The following table sets forth our principal contractual and commercial obligations as of December 31, 2018:

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Ch$)
Debt with financial institutions (1)	21,580	2,385	853	—	24,818
Bonds (1)(2)	42,992	82,470	332,265	551,912	1,009,639
Lease obligations (1)	7,306	18,590	31,092	—	56,988
Purchase obligations (1)(3)	64,406	18,464	474	—	83,344
Total	136,284	121,909	364,684	551,912	1,174,789

(1)         Includes interest

(2)         See Note 15 to our consolidated financial statements for additional information.

(3)         This includes: (i) our Brazilian cogeneration contract, (ii) our IT services contract and, (iii) some services and raw material contracts, mainly for sugar.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(in millions of Ch$ 2018)
Provisions	58,967	3,448	55,519	—
Other long-term liabilities	9,416	742	240	8,434
Total long-term liabilities	68,383	4,190	55,759	8,434

G.           SAFE HARBOR

See “Presentation of Financial and Certain Other Information—Forward-Looking Statements”.

ITEM 6.                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors. The Company’s operations in Chile, Brazil, Argentina and Paraguay report to the Corporate Office.

Board of Directors

In accordance with our current bylaws, the board of directors is comprised of fourteen (14) directors. The directors may or may not be shareholders and are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Cumulative voting is permitted for the election of directors.

In the event of a vacancy, the board of directors may appoint a replacement to fill the vacancy, and the entire board of directors must be elected or re-elected at the next regularly scheduled General Shareholders’ Meeting.

The shareholders agreement regulates the election of directors of the Company by the controlling shareholders (See “Item 7.  Major Shareholders and Transactions with Related Companies”). In addition, pursuant to the terms and conditions of the deposit agreement entered between the Company and the Bank of New York dated as of December 14, 2000, (the “Deposit Agreement”), if no instructions are received by The Bank of New York Mellon, as depositary (the “Depositary”), it shall give a discretionary proxy to a person designated by the chairman of our board of directors with respect to the shares or other deposited securities that represent the ADRs.

The following table sets forth information with respect to the current directors of the Company:

Name	Age(3)	Date of expiration current term	Position
Juan Claro	68	April 19, 2021	Chairman of the Board
Arturo Majlis	56	April 19, 2021	Vice-Chairman of the Board
Eduardo Chadwick	59	April 19, 2021	Director
Salvador Said(1)	54	April 19, 2021	Director
José Antonio Garcés	52	April 19, 2021	Director
Gonzalo Said(1)	54	April 19, 2021	Director
Manuel Arroyo	51	April 19, 2021	Director
Gonzalo Parot(2)	66	April 19, 2021	Director
Georges de Bourguignon	56	April 19, 2021	Director
Pilar Lamana(2)	54	April 19, 2021	Director
Rodrigo Vergara	56	April 19, 2021	Director
Felipe Joannon	59	April 19, 2021	Director
Enrique Rapetti	42	April 19, 2021	Director
Mariano Rossi	52	April 19, 2021	Director

(1)                  Salvador Said is first cousin of Gonzalo Said.

(2)                  Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

(3)                  Age at December 31, 2018.

The following are brief biographies of each of the Company’s directors:

Mr. Juan Claro has been a member of our board of directors since April 2004. He is an entrepreneur, who also serves as a director in several publicly traded and private companies.

Mr. Arturo Majlis has been a member of our board of directors since April 1997. He is an attorney at law and he is currently principal partner of the law firm Grasty, Quintana, Majlis y Compañía. He also serves as a director in several publicly traded and private companies.

Mr. Eduardo Chadwick has been a member of our board of directors since June 2012. He holds a degree in civil industrial engineering and he is currently an entrepreneur. He also serves as a director in several publicly traded and private companies.

Mr. José Antonio Garcés has been a member of our board of directors since April 1992. He holds a degree in business administration and he is currently general manager of Inversiones San Andrés Ltda. He also serves as director in several publicly traded and private companies.

Mr. Gonzalo Said has been a member of our board of directors since April 1993. He holds a degree in business administration and he is currently an entrepreneur. He also serves as director in several publicly traded and private companies.

Mr. Salvador Said has been a member of our board of directors since April 1992. He holds a degree in business administration and he is currently Director of Said Holding Group. He also serves as director in in several publicly traded and private companies.

Mr. Manuel Arroyo has been a member of our board of directors since April 2018. He holds a degree in business administration and law and he is currently the group president for the Asia Pacific region of The Coca-Cola Company.

Mr. Gonzalo Parot has been a member of our board of directors since April 2009. He is an engineer and he is currently the Principal Partner and CEO at Elex Consulting Group. He also serves as director in several publicly traded and private companies

Mr. Georges de Bourguignon has been member of our board of directors since April 2016. He is an economist, founder of Asset Chile and he is currently executive director of Asset Chile. He also serves as director in several publicly traded and private companies.

Mrs. Pilar Lamana has been a member of our board of directors since April 2017. She holds a degree in business administration and she is currently a business consultant.

Mr. Enrique Rapetti has been a member of our board of directors since September 2016. He is a certified public accountant and he is currently the CFO of the Latin America Group of The Coca-Cola Company.

Mr. Mariano Rossi has been a member of our board of directors since June 2012. He holds a degree in administration and business management and he is currently a business consultant.

Mr. Rodrigo Vergara has been a member of our board of directors since April 2018. He is as an economist and a professor at the Institute of economics of the Faculty of Economic and Administrative Sciences of Chile’s Pontificia Universidad Católica. He also serves as director in several publicly and traded and private companies.

Mr. Felipe Joannon has been a member of our board of directors since April 2018. He is an economist and he is currently director of several publicly traded companies.

Mr. Juan Andrés Fontaine was a member of our board of directors since June 2012 until February 2018. He is an economist and he was a consultant while he served as director of Andina.

Mrs. Susana Tonda was a member of our board of directors since April 2016 until March 2018. She holds a degree in business administration and she was a professor at the School of Administration of the Faculty of Economic and Administrative Sciences of Chile’s Pontificia Universidad Católica, while she served as director of Andina.

Mr. Karim Yahi was a member of our board of directors since April 2017 until April 2018. He is a certified public accountant and he was vice president of planning and strategy for Latin America of The Coca-Cola Company while he served as director of Andina.

Executive Officers

The following table includes information regarding our senior executives:

Name	Age	Position
Miguel Ángel Peirano	59	Chief Executive Officer
Andrés Wainer	48	Chief Financial Officer
Tomás Vedoya(1)	41	Chief Strategic Planning Officer
Jaime Cohen	51	Chief Legal Officer
Martín Idígoras	44	Chief IT Officer
Gonzalo Muñoz	57	Chief Human Resources Officer
Fabián Castelli	53	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	58	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solorzano	48	General Manager of Embotelladora Andina S.A.
Francisco Sanfurgo	64	General Manager of Paraguay Refrescos S.A.

(1) Mr. Tomás Vedoya left his position on January 29, 2019

Mr. Peirano joined the Company in 2011, as Chief Executive Officer. Prior to joining Andina, he worked at Coca-Cola FEMSA, where he was COO of the Mercosur Division from 2009 until 2011; President of FEMSA Cerveza Brazil from 2006 until 2008; CEO of Coca-Cola FEMSA Argentina from 2003 through 2005; and previously responsible for the Management Areas of Operations / Marketing / Production / Strategic Planning in Argentina. He also worked as a consultant at McKinsey & Company from 1991 until 1996 in Argentina, Spain, Germany, Chile and Brazil.

Mr. Wainer joined the Company in 1996 as a research analyst in the corporate office. In 2000, he was appointed Development Manager in EDASA and in 2001, he returned to the corporate office as Research and Development Officer. In 2006, he was appointed finance and administration manager at the Chilean operation and in November 2010, he returned to the corporate office as Chief Financial Officer. Mr. Wainer also worked at Econsult and Banedwards Corredores de Bolsa.

Mr. Cohen joined the Company in 2008, as Chief Legal Officer. Prior to joining Andina, he held a similar position at Socovesa S.A. from 2004. He formed part of the legal division of Citibank from 2000 until 2004. He also was an attorney at the law offices of Cruzat, Ortuzar & Mackenna and Baker & McKenzie from 1996 until 1999. He began his professional career in 1993 as lawyer at Banco de A. Edwards.

Mr. Idígoras joined the Company in 2018 as Chief IT Officer. Prior to joining Coca-Cola Andina, he served for more than 17 years at Cencosud, during which time he held the roles of CIO Home Improvement Division from 2015 until 2018, Regional Manager Center of Expertise SAP from 2014 until 2015, and Regional CTO from 2010 until June 2014. Mr. Idígoras has also worked at Correo Argentino and Arcor.

Mr. Muñoz joined the Company in 2015 as Chief Human Resources officer. Prior to joining Andina he worked at British American Tobacco as Human Resources Director in Mexico and Human Resources Southern Cone Director. He also held several other positions at British American Tobacco such as Finance Director and General Manager in several Latin-American countries.

Mr. Castelli joined the Company in 1994, holding the position of Traditional Sales Manager in Mendoza. He is currently General Manager of Andina Argentina (since April 2014). Previously, he was Commercial Manager of Andina Argentina (2010), Marketing Manager from 2000 until 2010, Commercial Planning Manager from 1997 until 2000, Marketing Services Manager between 1996 and 1997, Traditional Sales Manager - Mendoza between 1994 and 1995.

Mr. Barbosa joined the Company on January 1, 2012 as general manager of our operation in Brazil. He has worked in the Coca-Cola System for 24 years, primarily as general manager of Brasal, a Coca-Cola bottling company servicing the western central part of Brazil. He also has worked for other large companies such as McDonald’s and Banco do Brasil.

Mr. Solorzano joined the Company in 2003, where he served in various managerial positions in the commercial area, passing through the management of key accounts sales, traditional channel sales management, and management of marketing and commercial areas. In March of 2010, he served as General Manager of Andina’s Argentine operations. On April 1, 2014 he was appointed General Manager of Andina Chile. Prior to joining Andina, he worked as marketing manager, plant manager and business manager of Coca-Cola Polar, for five years. Prior to joining Coca-Cola bottler system, he worked at Malloa.

Mr. Sanfurgo joined the Company after the merger with Embotelladoras Coca-Cola Polar as General Manager of Paraguay Refrescos S.A. In 1990, he joined Embotelladoras Coca-Cola Polar S.A. as General Manager of Embotelladora Austral (Punta Arenas — Chile). Since 2005 he has been General Manager of Paraguay Refrescos S.A.

B.            COMPENSATION

Compensation of Executive Officers

In the case of our executive officers, the compensation plans are composed of a fixed remuneration and a performance bonus, whose amounts vary according to the position or responsibility. Such performance bonuses are payable only to the extent that personal goals of each executive officer and company goals are met, which are previously defined for each case in particular.

For the year ended December 31, 2018 the amount of fixed compensations paid to Coca-Cola Andina’s executive officers amounted to Ch$3,782 million (Ch$4,020 million in 2017). Likewise, the amount of compensation paid in performance bonuses amounted to Ch$2,517 million (Ch$2,769 million in 2017).

For the year ended December 31, 2018 severance payments to managers and executive officers of Embotelladora Andina S.A. were Ch$52 million. During the period ended December 31, 2017 no severance payments were made to managers and executive officers of Embotelladora Andina S.A.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for attendance to meetings of the board of directors and committees. The amounts paid to each director for attendance at board meetings varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2018, which was approved by our shareholders, was as follows:

2018	Directors’ Compensation ThCh$	Executive Committee ThCh$	Directors’ and Audit Committee ThCh$	Total ThCh$
Juan Claro González(1)	144,000			144,000
Arturo Majlis Albala	72,000	72,000		144,000
Gonzalo Said Handal	72,000	72,000		144,000
Jose Antonio Garcés Silva	72,000	72,000		144,000
Salvador Said Somavía	72,000	72,000	24,000	168,000
Eduardo Chadwick Claro	72,000	72,000		144,000
Gonzalo Parot Palma(2)	72,000		24,000	96,000
Manuel Arroyo Prieto(4)	60,000			60,000
Rodrigo Vergara Montes(4)	54,000			54,000
Juan Andrés Fontaine Talavera(3)	12,000			12,000
Mariano Rossi	72,000			72,000
Susana Tonda Mitri(3)	18,000			18,000
Georges de Bourguignon Arndt	72,000			72,000
Enrique Rapetti	72,000			72,000
Karim Yahi(3)	24,000			24,000
María del Pilar Lamana Gaete(2)	72,000		24,000	96,000
Felipe Joannon Vergara(4)	54,000			54,000
Total Gross	1,086,000	360,000	72,000	1,518,000

(1) Includes Ch$72 million additional as Chairman of the Board.

(2) Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

(3) Left the Board in 2018.

(4) Joined the Board in 2018.

For the year that ended December 31, 2018, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$7,869 million of which Ch$6,403 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law. We do not maintain any pension or retirement programs for our directors or executive officers. See “D-Employees.”

C.            BOARD PRACTICES

Our board of directors has regularly scheduled meetings at least once a month, and extraordinary meetings are convened when called by the chairman or when requested by one or more directors. The quorum for a meeting of the board of directors is established by the presence of an absolute majority of its directors. Directors serve terms of three years from the date they are elected. Resolutions are adopted by the affirmative vote of a majority of those directors present at the meeting, with the chairman determining the outcome of any tie vote.

Benefits upon Termination of Employment

There are no contracts providing benefits to directors upon termination of employment.

Executive Committee

Our board of directors is counseled by an Executive Committee that proposes Company policies and is currently comprised by the following Directors: Mr. Eduardo Chadwick Claro, Mr. Arturo Majlis Albala, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal, and Mr. Salvador Said Somavía, who were elected during the ordinary Board Meeting held on April 26, 2018. The Executive Committee is also comprised by the Chairman of the Board, Mr. Juan Claro González and our chief executive officer. This committee meets permanently throughout the year and normally holds one or two monthly sessions.

Directors’ Committee

Pursuant to Article 50 bis of Chilean Company Law N°18,046 and in accordance to the dispositions of Circular N°1956 and Circular N°560 of the Chilean Superintendence of Securities and Insurance, today known as the Financial Market Commission (Comisión para el Mercado Financiero — “CMF”) a new Directors’ Committee was elected during the Board Meeting held on April 26, 2018, applying the same election criteria set forth by Circular N°1956. The directors Mrs. Pilar Lamana Gaete and Mr. Gonzalo Parot Palma (both as Independent Directors), and Mr. Salvador Said Somavía comprised the Committee. Mr. Gonzalo Parot Palma is the Chairman of the Company’s Directors’ Committee.

The duties performed by this Committee during 2018, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 of the Chilean Superintendence of Securities and Insurance, were the following:

•                                Examine the reports of external auditors, the balance sheets and other financial statements, presented by the administrators of the Company, and take a position on such reports before they were presented to shareholders for their approval.

•                                Analyze and prepare the proposal of external auditors and private rating agencies to the Board of Directors, which were suggested to the respective Shareholders’ Meeting.

•                                Examine information regarding the operations referred to by Title XVI of Law N°18,046 and issue a report on those operations.

•                                Examine the salary systems and compensation plans of the Company’s managers, principal officers and employees.

•                                Review anonymous reports.

•                                Review and approve the 20F and compliance with Rule 404 of the Sarbanes-Oxley Act.

•                                Prepare the budget proposal for the Committee’s operation.

•                                Review Internal Audit Reports.

•                                Periodically interview the Company’s external auditors’ representatives.

•                                Interview human resources managers.

•                                Review operating budget between related companies (production Joint Ventures).

•                                Review Internal Control Model.

•                                Analyze and approve the Internal Audit certification processes.

•                                Review and approve press releases that refer to the Company’s communications.

•                                Review the Company’s four Operations’ Internal Control Standards, including Critical Risks in accounting processes, compliance of corporate policies, tax contingencies, IT and status of Internal and External Audit observations.

•                                Analyze Management and Risk Control Model.

•                                Analyze IAS 29.

•                                Review Crime Prevention Model Law No. 20,393.

•                                Review progress on implementation of IT systems.

•                                Review corporate insurances, including cyber-safety.

•                                Review judicial contingencies in the four operations.

•                                Review Impairment test model.

•                                Review judicial procedure and contingency analysis.

•                                Review relevant tax risks.

•                                Analyze possible improvements to corporate governance.

•                                Prepare the Annual Management Report.

Finally, during 2018, the Directors’ Committee incurred expenses of Ch$72,358,000. These expenses relate to consultancies on anti-trust and legal matters, among others.

Sarbanes-Oxley Audit Committee

In accordance with NYSE and SEC requirements regarding compliance with the Sarbanes-Oxley Act, the Board of Directors established an Audit Committee on July 26, 2005. The current Audit Committee was elected during the Board Meeting held on April 26, 2018. The Committee is comprised by the directors Mrs. Pilar Lamana Gaete, Mr. Gonzalo Parot Palma, and Mr. Salvador Said Somavía determining that Mrs. Pilar Lama Gaete and Mr. Gonzalo Parot Palma fulfill the independence standards set forth in the Sarbanes-Oxley Act and SEC and NYSE regulations. Also, Mr. Parot was appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

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

For the period ended December 31, 2018, the Sarbanes-Oxley Audit Committee did not incur any expenses.

Culture, Ethics & Sustainability Committee

The Culture, Ethics and Sustainability Committee was established during the Board Meeting held on January 28, 2014. This Committee is comprised by three directors, who are appointed by the Board of Directors and will occupy their posts until their successors are elected, or until resignation or dismissal. After the resignation of the director Mrs. Susana Tonda in March 2018, the current members of the Culture, Ethics and Sustainability Committee are Mr. José Antonio Garcés Silva, Mr. Felipe Joannon Vergara and Mr. Gonzalo Said Handal, in addition to the Chairman of the Board.

D. EMPLOYEES

Overview

As of December 31, 2018, we had 17,386 employees, including 4,174 in Chile (3,145 own and 1,029 outsourced), 7,895 in Brazil (7,544 own and 351 outsourced), 3,176 in Argentina (3,095 own and 81 outsourced) and 1,600 in Paraguay (1,100 own and 500 outsourced). From the total employees, 595 were temporary employees in Chile, 369 were temporary employees in Argentina, 0 were temporary in Brazil and 105 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand. Additionally, in Vital Jugos, Vital Aguas and Envases Central we had 284, 97 and 121 employees, respectively, for a total aggregate amount of 502 employees for those three companies. On the other hand, the corporate office had 39 employees.

As of December 31, 2018, 1,618; 920; 2,126 and 359 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

Management believes that the Company has good relations with its employees.

The following table represents a breakdown of our employees for the years ended December 31, 2017 and 2018:

	2017
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	94	—	94	58	1	57	101	—	101	37		37
Technicians and professionals	612	71	541	1,023	45	978	715	11	704	306	43	263
Workers	2,172	1,721	451	6,699	676	6,023	1,985	1,831	154	1,126	306	82
Temporary workers	579	54	525	0	0	0	445	365	80	111		111
Total	3,457	1,846	1,611	7,780	722	7,058	3,246	2,207	1,039	1,580	349	1,231

	2018
	Chile			Brazil			Argentina			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	74	—	74	63	1	62	104	—	104	37	—	37
Technicians and professionals	488	2	486	998	49	949	749	11	738	317	45	272
Workers	2959	1,616	1,343	6,834	870	5,964	1,961	1,823	138	1,141	314	827
Temporary workers	653	0	653	0	0	0	370	297	73	105	—	105
Total	4,174	1,618	2,556	7,895	920	6,975	3,176	2,126	1,050	1,600	359	1,241

	2017
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	1	0	1
Technicians and professionals	212	73	139
Workers	344	280	64
Temporary workers	59	7	52
Total	616	360	256

	2018
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	1	0	1
Technicians and professionals	168	44	124
Workers	324	265	59
Temporary workers	9	1	8
Total	502	310	192

Note: The number of employees is calculated as equivalent to full time hours, which means that extraordinary hours are considered as additional employees.

(1) Information for Chile includes only Andina Chile. 2018 data considers a change in the criteria because as of this year, in addition to own employees, third-party employees for the main processes of the business are also included, besides overtime converted to workers and students performing their internship.  In addition to these differences, in 2017 employees of Vital Aguas, Vital Jugos and ECSA were considered in Chile`s employees

(2) Argentina includes Andina Empaques Argentina.

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

In Chile, 64.29% of employees with indefinite work contracts are members of labor unions. The following collective bargaining agreements are in effect as of December 31, 2018.

The agreements in force as of December 31, 2018 in Santiago are:

i.                     with Labor Union N° 1, that mainly represents workers from the bottling area, from December 1, 2018 to November 30, 2021;

ii.                  with Labor Union N°2, that mainly represents personnel from the areas of management, logistics and operations specialists from June 1, 2018 to June 1, 2021;

iii.              with Labor Union N°3 that mainly represents sales force employees from May 1, 2018 to April 30, 2021;

iv.              Agreement with sales force negotiating group in force since June 1, 2016 to May 31, 2019;

v.                 Collective Contract with Labor Union TAR, that represents workers from the distribution area from July 1, 2016 to June 30, 2019; and

vi.              Collective contract with a group of workers in the area of operations of the new plant Renca, effective as from July 1, 2018, to June 30, 2021.

The agreements in force as of December 31, 2018 in Coquimbo are:

i.                     Workers Union N°1 Agreement, formed mainly by workers from the production area, in force since March 1, 2016 to February 28, 2020;

ii.                  National Workers Union N°1 Agreement, which represents a part of the Administrative Employees and salesman, in force since January 1, 2017 to December 31, 2019;

iii.              Collective Agreement formed mainly by Administrative Employees which is in force since September 1, 2016 to August 31, 2019; and,

iv.              Transportation Collective Agreement, in force since November 1, 2016 to April 30, 2019.

The collective agreements in force as of December 31, 2018 in Antofagasta are:

i.                     Collective agreement with Workers Union N°1 formed mainly by workers form the production area, in force since September 15, 2017 to September 14, 2020;

ii.                  Collective agreement with Workers Union N°2, form by personnel from different areas, in force since December 1, 2016 to November 30, 2019;

iii.              Collective agreement with the salesmen negotiating group, in force since December 1, 2016 to November 30, 2019; and,

iv.              Collective agreement with transportation workers from the base zone, in force since May 4, 2017 to May 4, 2020.

Finally, the collective agreements in force as of December 31, 2018 in Punta Arenas are:

i.                     Collective agreement with the workers union in Punta Arenas, which mainly represents workers from the Production Area, in force since August 1, 2016, to July 31, 2019; and

ii.                  Collective Agreement with InterAreas personnel, in force since January 1, 2017 to December 31, 2019.

Brazil

In Brazil, 12.2% of our employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are 25 collective bargaining agreements in force as of December 31, 2018.

15 agreements for employees in the State of Rio de Janeiro:

i.                      the Soft Drink Industry Employees’ Union agreement from July 1, 2018 to June 30, 2019;

ii.                   the Sales Force Union agreement from May 1, 2018 to April 30, 2019;

iii.               The Sales Force II Union agreement from August 1, 2018 to July 31, 2019;

iv.                the “Forklift” Operator Union agreement from May 1, 2018 to April 30, 2019;

v.                   the “Forklift” II Operator Union agreement from August 1, 2018 to July 31, 2019;

vi.                the Driver and Helper of the Lagos Region Union agreement from May 1, 2018 to April 30, 2019;

vii.             the Driver and Helper of the Lagos Region II Union agreement from May 1, 2018 to April 30, 2019;

viii.          Collective bargaining agreement executed with the Drivers and Nova Iguaçu Helpers effective from May 1, 2018 to April 30, 2019;

ix.                Agreement with the Drivers and Helpers Workers’ Union of Rio de Janeiro in force since May 1, 2018 to April 30, 2019;

x.                   Agreement with the Drivers and Helpers Workers’ Union of Campos dos Goytacazes in force since May 1, 2018 to April 30, 2019;

xi.                Agreement with the Drivers and Helpers Workers’ Union of Itaperuna in force since May 1, 2018 to April 30, 2019; and

xii.           The Duque de Caxias Soft Drink Industry Employees’ Union agreement from March 1, 2018 to February 28, 2019.

xiii.        Agreement with the Drivers and Helpers Workers’ Union of Duque de Caxias in force since May 1, 2018 to April 30, 2019;

xiv.         Agreement with the Drivers and Helpers Workers’ Union of Nova Friburgo in force since May 1, 2018 to April 30, 2019;

xv.            Agreement with the Drivers and Helpers Workers’ Union of São Gonçalo in force since May 1, 2018 to April 30, 2019;

Three agreements for employees in the State of Espírito Santo:

i.                      the Sales Force Union agreement from May 1, 2018 to April 30, 2019;

ii.                   Agreement with the Drivers and Helpers Workers’ Union of the State of Espírito Santo in force since May 1, 2018 to April 30, 2019; and

iii.               the Trade Employees Union agreement from November 1, 2018 to October 31, 2019.

Nine agreements with employees from the State of São Paulo:

i.                      Workers Union for the Beverage Industry of Ribeirão Preto since October 1, 2018 to September 1, 2019;

ii.                   Agreement with the Trade Workers Union for the region of Araraquara since October 1, 2018 to September 1, 2019;

iii.               Agreement with the Trade Workers Union for the region of Franca since October 1, 2018 to September 1, 2019;

iv.               Agreement with the Transportation Workers Union for the regions of Ribeirão Preto since May 1, 2018 to April 30, 2019;

v.                  Agreement with the Transportation Workers Union for the regions of Franca since May 1, 2018 to April 30, 2019;

vi.               Agreement with the Transportation Workers Union for the regions of Araquara since May 1, 2018 to April 30, 2019;

vii.            Agreement with the Transportation Workers Union for the regions of Mococa since May 1, 2018 to April 30, 2019;

viii.        Agreement with the Salesmen Union of the State of São Paulo since July 1, 2018 to June 30, 2019; and

ix.               Agreement with the Security Technicians Union for the region of Ribeirão Preto, Franca, Araraquara and Mococa since May 1, 2018 to April 30, 2019.

These agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, according to inflation. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in December 2014, for three days organized by the drivers of internal buses in the Espirito Santo operation. However, as this operation no longer uses internal buses, such work stoppages are not expected to occur in the future.

Argentina

In Argentina, 66.9% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On December 12, 2018, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non- salary benefits and a new complementary regulation on company contributions.

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

Paraguay

In Paraguay, 36.0% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

The collective bargaining agreements that are in force as of December 31, 2018 are:

i.                     Collective bargaining agreement executed with the Authentic Workers’ Union of Paraguay Refrescos effective from June 16, 2017 to June 15, 2019;

ii.                  Workers’ Union of Paraguay Refrescos effective from August 2017 to February 2019; and

iii.              Employees’ Union of Paraguay Refrescos effective from June 2018 to June 2020.

E.                                   SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and executive officers as of December 31, 2018.

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

ITEM 7.                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2018:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	263,718,512	55.72	166,575,694	35.20
The Bank of New York Mellon(2)	2,069,172	0.49	23,854,338	5.65
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	69,348,241	14.65
AFPs as a group (Chilean pension funds)	34,178,103	7.17	36,817,827	6.13
Principal foreign funds as a group	63,173,672	13.55	101,827,303	21.88
Executive officers as a group	—	—	—	—
Directors as a group(3)	212,147,110	44.8	166,526,094	35.2

(1) Our controlling shareholders are: Inversiones SH Seis Limitada, Inversiones Cabildo SpA, Inversiones Chucaco Limitada, (legal successor of Inversiones Lleuque Limitada) Inversiones Nueva Delta S.A. Inversiones Nueva Delta Dos S.A., Inversiones Las Gaviotas Dos Limitada today known as Inversiones Playa Amarilla SpA, Inversiones Playa Negra Dos Limitada, today known as Inversiones Negra SpA, Inversiones Don Alfonso Dos Limitada, today Inversiones Don Alfonso Limitada, Inversiones El Campanario Dos Limitada, today known as Inversiones El Campanario Limitada, Inversiones Los Robles Dos Limitada, today known as Inversiones Los Robles Limitada and Inversiones Las Viñas Dos Limitada, today known as Inversiones Las Niñas Dos SpA.; the estates of Jaime Said Demaría and Alberto Hurtado Fuenzalida; and José Said Saffie and José Antonio Garcés Silva.

(2) Acting as Depositary for ADRs.

(3) Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía, Mr. Eduardo Chadwick Claro and Mr. Arturo Majlis Albala.

As of December 31, 2018, approximately 86.65% of our Series A shares and 78.48% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

Our controlling shareholders act pursuant to a shareholders’ agreement that establishes that this group will exercise joint control in order to ensure a majority vote at shareholders’ meetings and board meetings. Our controlling shareholders pass resolutions with the approval of at least four of the five parties, except with respect to the following matters, which require an unanimous decision:

•                  carrying out of new business activities different from our current line of business (unless related to “ready to drink products” or Coca Cola products);

•                  amendment of the number of our directors;

•                  issuances of new shares;

•                  spin-offs or mergers;

•                  capital increases (subject to certain indebtedness thresholds); and

•                  the joint acquisition of our Series A shares.

In connection with The Coca-Cola Company’s investment in us, The Coca-Cola Company and our controlling shareholders entered into a Shareholders’ Agreement dated September 5, 1996, as amended (the “Amended and Restated Shareholders Agreement or Shareholders’ Agreement”-included as exhibit to this annual report), providing for certain restrictions on the transfer of shares of our capital stock by the Coca-Cola Shareholders and our controlling shareholders. Specifically, our controlling shareholders are restricted from transferring its Series A shares without the prior authorization of The Coca-Cola Company. The Shareholders’ Agreement also provides for certain corporate governance matters, including the right of the Coca-Cola shareholders to elect two members of our board of directors so long as The Coca-Cola Company and its subsidiaries collectively own, in aggregate, certain percentage of the Series A shares. In addition, in related agreements, our controlling shareholders granted The Coca-Cola Company an option, exercisable upon the occurrence of certain changes in the beneficial ownership of the Controlling Group, to acquire 100% of the Series A shares held by our controlling shareholders at a price and in accordance with procedures established in such agreements.

B.            RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 11.3 to our consolidated financial statements and were carried out under the following conditions: (i) they were previously approved by the Company’s Board of Directors, with the abstention of the director involved in the corresponding case; (ii) the purpose of these transactions was to contribute to the Company’s interest; and (iii) they were consistent with prevailing market price, terms and conditions at the time of their approval. Our Directors’ Committee is responsible for evaluating transactions with related parties and for reporting these transactions to the full board of directors. See “Item 6. Directors, Senior Management and Employees—Directors’ Committee”.

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect as of December 31, 2018. There can be no assurance, however, that these regulations will not be modified in the future.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                         FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18 - Financial Statements” for our consolidated financial statements filed as part of this annual report.

Contingencies

We are party to certain legal proceedings that have arisen during the normal course of business, and we believe none of them are likely to have a material adverse effect on our financial condition. In accordance with accounting principles, the provisions regarding legal proceedings must be recorded if said procedures are reasonably probable to be resolved against the Company.

The following table represents accounting provisions made as of December 31, 2017 and 2018, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2017	2018
	Million Ch$
Chile	7,616	5,970
Brazil	56,608	55,519
Argentina	1,340	949
Paraguay	60	15
Total	65,624	62,453

For more details, see note 21 of our consolidated financial statements included herein.

Dividend Policy

The declaration and payment of dividends are determined, subject to the limitations set forth below, by the affirmative vote of a majority of our shareholders at a general shareholders’ meeting, based upon the recommendation of our board of directors.

At our annual ordinary shareholders’ meeting, our board of directors submits our annual financial statements for the preceding fiscal year together with reports prepared by our Audit Committee for approval by our shareholders. Once our shareholders have approved our annual financial statements, they determine the allocation of our net income, after provision for income taxes and legal reserves for the preceding year and considering the accumulation of losses from prior periods. All shares of our capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution, except that holders of our Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares.

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the General Shareholders’ Meeting held in April of 2018, our shareholders authorized our board of directors to distribute, at its discretion, interim dividends during 2018 and 2019.

During 2016, 2017 and 2018, our respective General Shareholders’ Meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation. These additional dividend payments for 2016, 2017 and 2018 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

Dividend		Fiscal year with	Aggregate Amount of Dividends	Series A		Series B
Approval Date	Dividend payment Date	respect to which dividend was declared	Declared and Paid (Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
12-20-2018	01-24-2019	2018	21,369	21.50	0.03199	23.65	0.03519
09-25-2018	10-25-2018	2018	21,369	21.50	0.03127	23.65	0.03440
04-19-2018	08-30-2018	Accumulated earnings	21,369	21.50	0.03160	23.65	0.03475
04-19-2018	05-31-2018	2017	21,369	21.50	0.03406	23.65	0.03746
12-22-2017	01-25-2018	2017	21,639	21.50	0.03587	23.65	0.03946
09-27-2017	10-26-2017	2017	18,884	19.00	0.03018	20.90	0.03319
04-26-2017	08-31-2017	Accumulated earnings	18,884	19.00	0.03021	20.90	0.03323
04-26-2017	05-30-2017	2016	18,884	19.00	0.02814	20.90	0.03095
12-22-2016	01-26-2017	2016	18,884	19.00	0.02931	20.90	0.03224
09-27-2016	10-27-2016	2016	16,896	17.00	0.02601	18.70	0.02861
04-21-2016	08-27-2016	Accumulated earnings	16,896	17.00	0.02564	18.70	0.02821
04-21-2016	05-27-2016	2015	16,896	17.00	0.02473	18.70	0.02721
12-22-2015	01-28-2016	2015	16,896	17.00	0.02374	18.70	0.02611
09-29-2015	10-29-2015	2015	14,908	15.00	0.02182	16.50	0.02400
04-22-2015	08-28-2015	Accumulated earnings	14,908	15.00	0.02144	16.50	0.02358
04-22-2015	05-29-2015	2014	14,908	15.00	0.02429	16.50	0.02673
12-18-2014	01-29-2015	2014	8,945	9.00	0.01446	9.90	0.01590
09-30-2014	10-29-2014	2014	13,020	13.10	0.02252	14.41	0.02478
04-21-2014	08-20-2014	Accumulated earnings	12,295	12.37	0.02138	13.607	0.02352
04-21-2014	05-16-2014	Accumulated earnings	12,295	12.37	0.02234	13.607	0.02458
04-21-2014	05-16-2014	2013	1,451	1.46	0.00264	1.606	0.00290
12-18-2014	01-29-2015	2014	8,945	9.0	0.01446	9.9	0.01591
12-17-2013	01-23-2014	2013	13,020	13.1	0.02407	14.41	0.02648
04-24-2013	11-15-2013	Accumulated earnings	46,713	47.0	0.09023	51.7	0.09925
05-28-2013	06-26-2013	2013	12,225	12.3	0.02419	13.53	0.02660
04-25-2013	05-20-2013	Accumulated earnings	12,225	12.3	0.02581	13.53	0.02814

Dividend		Fiscal year with	Aggregate Amount of Dividends	Series A		Series B
Approval Date	Dividend payment Date	respect to which dividend was declared	Declared and Paid (Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
11-20-2012	12-27-2012	2012	24,331	24.48	0.05110	26.930	0.05621
10-02-2012	10-30-2012	2012	12,165	12.24	0.02550	13.460	0.02805
02-27-2012	05-31-2012	Accumulated earnings	19,398	24.3	0.04692	26.730	0.05161
04-27-2012	05-11-2012	2011	8,757	10.97	0.02256	12.067	0.02481
04-27-2011	07-26-2011	Accumulated earnings	39,914	50.0	0.10811	55.000	0.11892

B.            SIGNIFICANT CHANGES

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9.                         THE OFFER AND LISTING

A.                                    OFFER AND LISTING DETAILS

Our common shares are listed and traded on the Santiago Stock Exchange and on the Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) and, until October 2018, were listed on the Bolsa de Corredores de Valparaiso (the Valparaiso Brokers Stock Exchange), which closed operations in October 2018.

Also, our common shares have been traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of ADRs, which represent six common shares. The Depositary for the ADRs is The Bank of New York Mellon.

The table below shows the high and low daily closing prices of the common stock in Chilean pesos and the trading volume of the common stock on the Santiago Stock Exchange for the periods indicated. It also shows the high and low daily closing prices of the ADRs and the volume traded in the NYSE.

	Share Volume (in thousands)		Ch$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2011	38,416	79,599	2,120	1,600	2,521	1,780
2012	45,877	123,437	2,550	1,847	3,155	2,220
2013	41,873	79,618	2,622	1,847	3,350	2,310
2014	54,263	113,622	1,890	1,400	2,525	1,705
2015	43,373	126,209	2,200	1,300	2,800	1,550
2016	33,614	80,936	2,500	1,600	2,741	1,750
2017
1st Quarter	6,082	18,035	2,550	2,100	2,736	2,301
2nd Quarter	8,791	21,778	2,620	2,450	2,900	2,525
3rd Quarter	6,785	39,045	2,700	2,500	3,099	2,700
4th Quarter	7,144	33,044	2,900	2,579	3,300	2,650
2018
1st Quarter	12,417	109,001	2,900	2,580	3,100	2,819
2nd Quarter	8,053	54,529	2,750	2,300	3,080	2,465
3rd Quarter	7,350	35,112	2,350	2,200	2,720	2,351
4th Quarter	11,496	54,584	2,255	2,015	2,690	2,310
Last six months
October 18	5,512	16,795	2,255	2,100	2,690	2,310
November 18	5,002	12,683	2,200	2,015	2,515	2,330
December 18	982	25,106	2,250	2,130	2,649	2,400
January 19	1,547	12,087	2,350	2,200	2,710	2,505
February 19	2,890	115,155	2,280	2,180	2,545	2,405
March 19	1,017	13,127	2,220	2,108	2,449	2,343

	ADR Volume (in thousands)		US$ per Share
	Series A	Series B	Series A		Series B
			High	Low	High	Low
2012	1,276	6,030	33.00	21.00	40.00	26.00
2013	1,351	4,930	34.07	15.04	42.23	26.51
2014	1,515	10,013	21.50	15.04	28.25	16.82
2015	807	11,901	19.20	12.14	24.01	14.87
2016	1,613	5,992	22.91	14.17	25.07	14.21
2017
1st Quarter	212	1,148	23.14	19.74	24.98	21.39
2nd Quarter	126	1,652	24.12	21.51	26.64	22.55
3rd Quarter	351	2,202	26.29	22.26	29.59	24.65
4th Quarter	537	1,455	27.87	23.00	31.07	24.57
2018
1st Quarter	317	1,513	28.25	24.51	30.87	27.14
2nd Quarter	195	1,139	27.80	20.42	31.80	22.48
3rd Quarter	98	1,745	21.64	18.60	25.42	20.48
4th Quarter	166	1,803	20.85	17.17	25.05	19.63
Last six months
October 18	33	619	20.85	17.78	25.05	19.63
November 18	64	533	19.52	17.17	22.25	20.42
December 18	69	651	20.66	17.79	23.57	20.34
January 19	5	277	20.74	18.67	24.25	21.66
February 19	8	109	21.00	19.42	23.49	21.80
March 19	4	152	20.16	19.06	22.60	20.73

Source: Bloomberg

The total number of registered ADR holders we had at December 2018 was 23 (16 in the Series A ADRs and 7 in the Series B ADRs). As of that date the ADRs represented 3.07% of the total number of our issued and outstanding shares. On December 31, 2018, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$2,250 per share (US$18.94 per Series A ADR), and Ch$2,595 for the Series B shares (US$22.82 per Series B ADR). At December 31, 2018, there were 344,862 Series A ADRs (equivalent to 2,069,172 Series A shares) and 3,975,723 Series B ADRs (equivalent to 23,854,338 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2018, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 74% and 100% of such trading days, for Series A and Series B shares, respectively.

Other than as previously discussed in “Item 7 - Major Shareholders” we are not aware of any other existing contracts or documents that impose material limitations or qualifications on the rights of shareholders of our listed securities.

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

B.                                    MEMORANDUM AND ARTICLES OF ASSOCIATION

Our bylaws (“Estatutos”) are included as an exhibit to this annual report, and are also available on our website www.koandina.com, under Corporate Governance/Board of Directors/Deeds of Incorporation. The following is a summary of the material provisions of our bylaws. The last amendment of our bylaws was approved on July 12, 2012.

Organization

We are a publicly held company and were incorporated on February 7, 1946. Our legal domicile is the city of Santiago, Chile, notwithstanding the special domiciles of offices, agencies or branches that are established in the country as well as abroad. Our duration is indefinite.

Purposes

Our corporate purposes are to execute and develop the following:

•                  Develop one or more industrial establishments dedicated to the business, operations and activities to manufacture, produce, transform, bottle, can, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of food product and in particular any type of mineral water, juice, beverage and drink in general or other similar products, and raw materials or semi-finished materials used in such activities and/or products complementary or related to the preceding businesses and activities;

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

Board of Directors and Shareholder Meetings

The members of the board of Directors are proposed and elected every three years during the general annual shareholders’ meeting. Separate voting of the Series A and Series B shareholder elect board members. As mentioned, Series A shares elect twelve directors, and Series B shares elect two Directors.

Board members are elected by separate voting at Series A and Series B shareholders meeting and will hold their offices for three years with the possibility to be re-elected for an indefinite number of periods. Even though we have not established a formal process that allows our shareholders to communicate with the directors, shareholders desiring to do so may share their opinions, considerations or recommendations before or during the corresponding shareholders’ meeting which will be heard and attended by the Chairman of the Board, or by the Chief Executive Officer, as the case may be, and any such recommendations will be submitted for resolution by the shareholders in attendance during the meeting.

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

C.                                    MATERIAL CONTRACTS

On August 1, 2016, Embotelladora Andina S.A., along with Monster Energy Company, entered into an agreement by which Monster Energy Company appointed Embotelladora Andina S.A. as distributor of products bearing the trademark “Monster” within its licensed territory in Chile (Antofagasta, Atacama, Coquimbo, Valparaíso, San Antonio, Cachapoal, Aysén and Magallanes). Similarly, on August 2, 2016 of the same year, Coca-Cola Andina Brazil along with Monster Energy Company entered into an agreement by which Monster Energy Company appointed Coca-Cola Andina Brazil authorizing it to commercialize and distribute the products bearing the trade mark “Monster” within its licensed territory in Brazil (Rio de Janeiro, Espirito Santo, part of São Paulo, and part of Minas Gerais), beginning November 1, 2016, for a period of 10 years. On December 13, 2017, Embotelladora del Atlántico S.A. together with Monster Energy Company, executed an agreement whereby Monster Energy Company named Embotelladora del Atlántico S.A. as distributor of products bearing the “Monster” trademark for an initial period of 10 years in the territory within the franchise of Andina Argentina, with the consent of The Coca-Cola Company. On May 11, 2018, Paraguay Refrescos S.A. along with Monster Energy Company entered into an agreement by which Monster Energy Company appointed Paraguay Refrescos S.A. authorizing it to commercialize and distribute products bearing the trademark “Monster” within its licensed territory in Paraguay (totality of the country), beginning on December 1, 2018, for a period of 10 years.

See “-Item 4. Information on the Company - Bottler Agreements and Item 5. Operating and Financial Review and Prospects - Summary of Significant Debt Instruments”.

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

Dividends

Dividend distributions to investors who are juridical or natural persons residing or domiciled abroad, are affected by an Additional Tax (“withholding at the source”) at a rate of 35%, with the right to credit for Corporate Tax paid by Andina (today a rate of 27%). However, distributions made to investors residing or domiciled in countries that do not have a treaty to avoid double taxation with Chile, are affected by an additional withholding equivalent to 35% of the Corporate Tax credit, thus limiting the credit for this tax at 65%. This limitation does not apply to distributions made to residents in countries that have a treaty, who can impute 100% of the credit.

Distributions made to investors residing or domiciled in Chile are affected by personal taxes (“Supplementary Global Tax”) which has progressive rates ranging from 0% to 35%. The Corporate Tax credit limitation applies to these investors, so they are taxed with a higher tax (“debit”) equivalent to 35% of the credit.

Capital Gains

Gains recognized from the sale or exchange of ADRs by a foreign holder outside of Chile are not subject to Chilean taxation. Gains recognized on a sale of shares of common stock are subject to both the Corporate Income Tax and the Withholding Tax (the former being credited against the latter), unless the stock is sold on the stock market and acquired in a stock exchange or are shares of first issue.

The tax basis of shares of common stock received in exchange for ADRs will be determined in accordance with the valuation procedure set forth in the Deposit Agreement, which values shares of common stock at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the withdrawal of the shares of common stock from the Depositary. Consequently, the conversion of ADRs into shares of common stock, and the immediate sale of the shares for the value established under the Deposit Agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADRs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADRs’ holders on a Chilean stock exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. As this amendment has been included in the Deposit Agreement, the capital gain that may be generated if the exchange date is different than the date on which the shares received in exchange for ADRs were sold, would not be subject to taxation, to the extent that the SII’s criterion is maintained and the contributor in good faith adopts this criterion, which the contributor must certify to the satisfaction of the authority in case of objection.

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

United States Tax Considerations Relating to ADRs or Shares of Common Stock.

The following discussion summarizes certain U.S. federal income tax consequences of an investment in Andina’s ADRs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADRs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADRs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADRs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders that own or are deemed to own 10% or more of our shares (by vote or value), persons required to accelerate the recognition of any item of gross income with respect to ADRs or shares of common stock as a result of such income being recognized on an applicable financial statement, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADRs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADRs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the United States federal income tax consequences to a holder in light of its particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws.

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

Cash Dividends and Other Distributions

Cash distributions (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADRs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADRs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United

States. U.S. Treasury Department guidance indicates that our ADRs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our common stock that are not represented by ADRs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADRs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of ADRs or shares of common stock or the proceeds received on the sale, exchange, or other disposition of ADRs or shares of common stock paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients. A backup withholding tax may apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

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

We also file reports with the Chilean Comisión para el Mercado Financiero (“CMF”). You may read and copy any materials filed with the CMF directly from its website www.cmfchile.cl. The documents referred to in this annual report can be inspected at Miraflores 9153, Piso 7, Renca, Santiago, Chile.

I.             SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The main sources of systematic risks that the Company is exposed to are: changes in interest rates and changes in currency exchange rates.

Particularly, interest rates increase, and currency exchange rates depreciation may affect the Company financial strategy given the various currency denominated debt the company currently holds. To protect the Company against market volatility, hedging policies have been set with the objective to regulate the use of financial derivatives by management. The use of these instruments had been strictly designed for hedging purposes, leaving out any speculation and trading use.

Interest Rate Risk

The Company’s debt is mainly denominated in UF (local inflation indexed Chilean currency) and U.S. dollar fixed rate bonds. Bank debt represents a smaller proportion of the total debt and it’s denominated in various local currencies in either fixed or variable rates. Given that the main portion of the debt is in fixed rate, the main risk is the interest rate increase at the moment of refinancing mature debt.

On the other side, our cash is invested in certain short-term securities mainly in fixed interest rate.

The following table provides information about the Company’s debt (bonds & bank debt) and short-term investments that have exposure to changes in interest rates as of December 31, 2018.

	Expected Maturity Date							Fair Value
	2019	2020	2021	2022	2023	2024 Onwards	Total	Total
	(in millions Ch$)
Interest Earning Assets
Time deposits	1,514	—	—	—	—	—	1,514	1,514
Weighted average interest rate	2.52%	—	—	—	—	—	2,52%	—

Interest Bearing Liabilities
International bonds (US) (1)	3,023	—	—	—	250,976	—	253,999	260,454
Local Bond (Chile) (1)	17,641	13,388	10,813	11,294	11,811	402,046	466,993	517,559
Total public debt (Bonds)	20,664	13,388	10,813	11,294	262,787	402,046	720,992	778,013
Fixed Rate	4.93%	4.98%	4.27%	4.36%	4.98%	3.27%	4.00%

Bank debt	21,543	2,272	43	43	81	—	23,982	24,626
Weighted average interest rate	5.91%	3.25%	6.63%	6.63%	6.63%	—	5.65%	—

(1): Includes issuance deferred costs:

• International Bonds Issuance Costs: Current: Ch$147 million, Non-Current: Ch$ 2.615 million

• Local Chilean Bonds: Current: Ch$227 million, Non-Current: Ch$1,107 million

Foreign Currency Risk

As of December 31, 2018, the only foreign currency used by the Company to finance its operation is the U.S dollar, all the rest of the company’s bank and public debt is denominated in local operation currencies (UF, Chilean Peso, Argentinean Peso, Brazilian real and Paraguayan guaranies).

The following table summarizes the financial instruments held to December 31, 2018, denominated in U.S. dollars:

(Denominated in U.S. Dollars instruments)	2019	2020	2021	2022	2023	2024 Onwards	Total	Fair Value
	(in millions Ch$)
Assets
Cash and cash equivalents	5,917	—	—	—	—	—	5,917	5,917

Liabilities
Bonds debt (1)	(3,023)	—	—	—	(250,976)	—	(253,999)	(260,454)
Banks debt	(281)	—	—	—	—	—	(281)	(281)

Net debt	2,613	—	—	—	—	(250,976)	(248,363)	(254,818)

(1): Includes issuance deferred costs:

• International Bonds Issuance Costs: Current: Ch$147 million, Non-Current: Ch$ 2.615 million

• Local Chilean Bonds: Current: Ch$227 million, Non-Current: Ch$1,107 million

In order to protect the Company from the effects on results due to the volatility of the Brazilian real against the U.S. dollar, we have entered into currency swaps that cover 99% of our dollar-denominated financial obligations, thereby mitigating our exchange rate exposure.

As of December 31, 2018, the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was Ch$2,466 million.

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

Fees Incurred in Past Annual Period

From January 1, 2018 to December 31, 2018, we received from the depositary US$88,617 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

After the Reclassification, the Superintendence of Pension Fund Managers (Superintendencia de Administradores de Fondos de Pensiones) decreed that Chilean pension funds would not be permitted to acquire Series B Shares due to their limited voting rights. In 2004, however, the Superintendence reversed, and approved Series B shares as investment instruments for Chilean Pension funds. Series A shares have always been eligible as investment instruments for Chilean pensions funds.

ITEM 15.                  CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

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

	Year ended December 31,
	2017		2018
Services rendered	Fees Millions Ch$	% of Total Fees	Fees Millions Ch$	% of Total Fees
Audit fees(1)	794	84%	835	100%
Audit-related fees(2)	—	—%	—	—%
Tax fees(3)	140	15%	—	—%
Other fees	13	1%	—	—%
Total	947	100%	835	100%

(1)         Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)         Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including attestation services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plan audits; and consultation concerning financial accounting and reporting standards.

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

ITEM 16E.         PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2018, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

303A.01 Independent Directors	Members of the Board of Directors must be independent in their majority.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
required to convene in legally established meetings to resolve matters required by Chilean Corporation Law.

303A.04 Nominating/Corporate Governance Committee	Listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors and must have a written charter addressing certain matters.

There is no similar legal obligation under Chilean law. Andina has a Directors’ Committee whose functions are set by Chilean Corporation Law. In addition, section 303 A regarding Controlled Companies does not apply to our Company.

303A.05 Compensation Committee	Listed companies must have a Compensation Committee composed entirely of independent directors and must have a written charter addressing certain matters.

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

No similar legal obligation exists under Chilean law. However, in accordance with the Chilean Public Companies Law 18,046, public companies that have a net worth of more than 1.5 million UFs and/or at least a 12.5% of its issued shares with voting rights are held by individual shareholders who control or own less than 10% of such shares must have a Directors’ Committee, formed by three members who are in their majority independent of the controller. Andina designated an Audit Committee in accordance with Rule 10 A.3.The functions of this committee are described under “Item 6. Directors, Senior Management and Employees-Board Practices”.

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

Chilean Law does not require the adoption of Corporate Governance Practices because Chilean Corporate Law have established them. However, the CMF in General Rule No. 385 requires publicly traded corporations to report their corporate governance practices.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS

other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Ethics and Business Conduct that applies to the entire Company. Andina has posted this information on its website www.koandina.com.

303A.11 Foreign Private Issuer Disclosure

A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE as applicable to U.S. domestic listed companies

No similar obligation exists under Chilean law. However, Andina has posted this information on its website www.koandina.com.

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

No similar obligation exists under Chilean law, with the exception of sanctions imposed by the CMF.

307 Company Website	Listed Companies must have a company website which is accessible from the United States. The website must contain in it all NYSE requirements including those referring to Corporate Governance.

No similar obligation exists under Chilean law. However, if a listed company does have a website, the company must make available on its website certain information required by the rules under Chilean Company Law N° 18,046.

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

Item	Description

4.29

International distribution agreement dated as of August 2, 2016 among Rio de Janeiro Refrescos Ltda. and Monster Energy Company (incorporated by reference to Exhibit 4.27 to Andina’s Annual Report on Form 20-F filed on April 28, 2017 (File No. 001-13142))

4.30

Bottler Agreement dated as of October 1, 2017 among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.30 to Andina’s Annual Report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.31

Bottler Agreement dated as of January 1, 2018 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.31 to Andina’s Annual Report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.32	Bottler Agreement dated as of October 4, 2017 among Rio de Janeiro Refrescos Ltda. and The Coca-Cola Company (filed herein).

4.33	Distribution agreement dated as of December 13, 2017 among Embotelladora del Atlántico S.A. and Monster Energy Company and its respective amendment (filed herein).

4.34	Distribution agreement dated as of May 11, 2018 among Paraguay Refrescos S.A. and Monster Energy Company (filed herein).

8.1	List of our subsidiaries (filed herein).

12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).

12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).

13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).

13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano /s/ Andrés Wainer
(Signature)

Date: April 25, 2019

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2018, and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “(consolidated) financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2019 expressed an unqualified opinion thereon.

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

April 24, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on Internal Control over Financial Reporting

We have audited Embotelladora Andina S.A. internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Embotelladora Andina S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated statements of financial position of Embotelladora Andina S.A. as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the two years then ended, and the related notes and our report dated April 24, 2019 expressed an unqualified opinion thereon.

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

April 24, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embotelladora Andina S.A.

In our opinion, the consolidated statements of income by function, comprehensive income, changes in equity and direct cash flows for the year ended December 31, 2016 present fairly, in all material respects, the results of operations and cash flows of Embotelladora Andina S.A. for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago - Chile

April 26, 2017

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of December 31, 2018, and 2017

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

ASSETS	NOTE	12.31.2018	12.31.2017
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	137,538,613	136,242,116
Other financial assets	5	683,567	14,138,161
Other non-financial assets	6.1	5,948,923	5,611,861
Trade and other accounts receivable, net	7	174,113,323	191,284,680
Accounts receivable from related companies	11.1	9,450,263	5,370,232
Inventory	8	151,319,709	131,363,000
Current tax assets	9.2	2,532,056	—
Total Current Assets		481,586,454	484,010,050

Non-Current Assets:
Other financial assets	5	97,362,295	74,259,085
Other non-financial assets	6.2	34,977,264	47,394,345
Trade and other receivables	7	1,270,697	2,395,851
Accounts receivable from related parties	11.1	74,340	156,492
Investments accounted for under the equity method	13.1	102,410,945	86,809,069
Intangible assets other than goodwill	14.1	668,822,553	663,272,878
Goodwill	14.2	117,229,173	93,598,217
Property, plant and equipment	10.1	710,770,968	659,750,499
Deferred income tax assets	9.5	—	3,212,981
Total Non-Current Assets		1,732,918,235	1,630,849,417
Total Assets		2,214,504,689	2,114,859,467

The accompanying notes 1 to 29 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

LIABILITIES AND EQUITY	NOTE	12.31.2018	12.31.2017
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	56,114,977	67,981,405
Trade and other accounts payable	16	238,109,847	257,519,477
Accounts payable to related parties	11.2	45,827,859	33,961,437
Provisions	17	3,485,613	2,676,418
Income taxes payable	9.3	9,338,612	3,184,965
Employee benefits current provisions	12	33,210,979	35,955,643
Other non-financial liabilities	18	33,774,214	27,007,977
Total Current Liabilities		419,862,101	428,287,322

Other financial liabilities	15	716,563,778	675,767,201
Trade and other payables	16	735,665	1,132,926
Provisions	17	58,966,913	62,947,748
Deferred income tax liabilities	9.5	145,245,948	125,204,566
Post-employment benefit liabilities	12	9,415,541	8,286,355
Non-Current Liabilities:		930,927,845	873,338,796

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		462,221,463	335,523,254
Other reserves		110,854,089	185,049,228
Equity attributable to equity holders of the parent		843,813,126	791,310,056
Non-controlling interests		19,901,617	21,923,293
Total Equity		863,714,743	813,233,349
Total Liabilities and Equity		2,214,504,689	2,114,859,467

The accompanying notes 1 to 29 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

for the periods between January 1 and December 31, 2018, 2017 and 2016

		01.01.2018	01.01.2017	01.01.2016
	NOTE	12.31.2018	12.31.2017	12.31.2016
		ThCh$	ThCh$	ThCh$
Net sales		1,672,915,799	1,848,878,619	1,777,459,320
Cost of sales	23	(968,027,774)	(1,069,024,964)	(1,033,910,027)
Gross Profit		704,888,025	779,853,655	743,549,293
Other income	24	2,609,168	550,834	1,760,899
Distribution expenses	23	(165,775,484)	(192,927,875)	(183,676,895)
Administrative expenses	23	(313,742,853)	(348,199,321)	(346,202,795)
Other expenses	25	(16,057,763)	(16,701,471)	(22,765,167)
Other (loss) gains	27	(2,707,859)	(2,537,269)	(3,387,377)
Financial income	26	3,940,244	11,194,375	9,661,692
Financial expenses	26	(55,014,660)	(55,220,369)	(51,374,971)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	13.3	1,411,179	(80,360)	(262,582)
Foreign exchange differences		(1,449,256)	(1,370,910)	(67,518)
Income by indexation units		(5,085,140)	(3,762,930)	(6,378,375)
Net income before income taxes		153,015,601	170,798,359	140,856,204
Income tax expense	9.4	(55,564,855)	(51,797,634)	(48,807,093)
Net income		97,450,746	119,000,725	92,049,111

Net income attributable to
Equity holders of the parent		96,603,371	117,835,790	90,525,991
Non-controlling interests		847,375	1,164,935	1,523,120
Net income		97,450,746	119,000,725	92,049,111

		Ch$	Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	19.5	97.20	118.56	91.08
Earnings per Series B Share	19.5	106.92	130.42	100.19

The accompanying notes 1 to 29 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the periods between January 1 and December 31, 2018, 2017 and 2016

	01.01.2018	01.01.2017	01.01.2016
	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$

Net income	97,450,746	119,000,725	92,049,111
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(63,463)	(329,477)	(29,423)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(72,455,525)	(68,831,435)	148,686
Gain (losses) from cash flow hedges	(13,151,841)	(813,844)	(42,836,575)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	16,184	84,017	7,060

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	2,476,204	232,666	(2,431,408)
Income tax related to cash flow hedges	2,554,551	167,348	13,301,186
Total other comprehensive income	(80,623,890)	(69,490,725)	(31,840,474)
Total comprehensive income	16,826,856	49,510,000	60,208,637

Equity holders of the parent	16,370,635	48,725,522	59,704,657
Non-controlling interests	456,221	784,478	503,980
Total comprehensive income	16,826,856	49,510,000	60,208,637

The accompanying notes 1 to 29 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity for the periods between January 1 and December 31, 2018, 2017 and 201

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance as of 01/01/2018	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349
Changes for new accounting standards (1)	—	—	—	—	—	—	79,499,736	79,499,736	—	79,499,736
Restated opening balance	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	415,022,990	870,809,792	21,923,293	892,733,085
Changes in Equity
Comprehensive Income
Earnings	—	—	—	—	—	—	96,603,371	96,603,371	847,375	97,450,746
Other comprehensive income	—	(69,596,956)	(10,597,290)	(38,490)	—	(80,232,736)	—	(80,232,736)	(391,154)	(80,623,890)
Total Comprehensive income	—	(69,596,956)	(10,597,290)	(38,490)	—	(80,232,736)	96,603,371	16,370,635	456,221	16,826,856
Dividends	—	—	—	—	—	—	(85,475,291)	(85,475,291)	(2,477,897)	(87,953,188)
Increase (decrease) from other changes			23,029	—	6,014,568	6,037597	36,070,393	42,107,990		42,107,990
Total changes in equity	—	(69,596,956)	(10,574,261)	(38,490)	6,014,568	(74,195,139)	47,198,473	(26,996,666)	(2,021,676)	(29,018,342)
Ending balance as of 12/31/2018	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance as of 01/01/2017	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027
Changes in Equity
Comprehensive Income
Earnings	—	—	—	—	—	—	117,835,790	117,835,790	1,164,935	119,000,725
Other comprehensive income	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	—	(69,110,268)	(380,457)	(69,490,725)
Comprehensive income	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	117,835,790	48,725,522	784,478	49,510,000
Dividends	—	—	—	—	—	—	(78,021,048)	(78,021,048)	(425,630)	(78,446,678)
Total changes in equity	—	(68,333,217)	(646,496)	(130,555)	—	(69,110,268)	39,814,742	(29,295,526)	358,848	(28,936,678)
Ending balance as of 12/31/2017	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349

(1) It corresponds to the effect of the adoption of IAS 29.

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2016	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300
Changes in Equity
Comprehensive Income
Earnings	—	—	—	—	—	—	90,525,991	90,525,991	1,523,120	92,049,111
Other comprehensive income	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	—	(30,821,334)	(1,019,140)	(31,840,474)
Comprehensive income	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	90,525,991	59,704,657	503,980	60,208,637
Dividends	—	—	—	—	—	—	(69,572,910)	(69,572,910)	—	(69,572,910)
Total changes in equity	—	(1,297,198)	(29,535,389)	11,253	—	(30,821,334)	20,953,081	(9,868,253)	503,980	(9,364,273)
Ending balance as of 12/31/2016	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027

The accompanying notes 1 to 29 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

for the periods between January 1 and December 31, 2018, 2017 and 2016

		01.01.2018	01.01.2017	01.01.2016
Cash flows provided by (used in) Operating Activities	NOTE	12.31.2018	12.31.2017	12.31.2016
		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,296,830,656	2,388,420,701	2,415,467,366
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,526,444,730)	(1,495,009,304)	(1,624,748,620)
Payments to and on behalf of employees		(199,460,816)	(221,146,637)	(210,545,781)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(267,827,342)	(333,155,023)	(280,846,689)
Dividend received		601,022	1,540,090	745,805
Interest payments		(41,353,013)	(53,103,434)	(49,931,807)
Interest received		3,545,313	8,240,023	8,610,102
Income tax payments		(29,904,176)	(40,654,077)	(25,721,727)
Other cash movements (tax on bank debits Argentina and others)		(707,552)	(7,171,991)	(9,582,089)
Cash flows provided by (used in) Operating Activities		235,279,362	247,960,348	223,446,560

Cash flows provided by (used in) Investing Activities
Investment in associates	13.2	(15,615,466)	(15,570,161)	(17.586.575)
Proceeds from sale of Property, plant and equipment		260,116	99,421	70,431
Purchase of Property, plant and equipment		(121,063,273)	(168,857,680)	(128,217,485)
Purchase of intangible		—	(11,923,449)	—
Proceeds from other long-term assets (term deposits over 90 days)		13,883,132	81,258,426	109,824,298
Purchase of other long-term assets (term deposits over 90 days)		—	(41,059,494)	(77,789,768)
Payments (Recoveries) on forward, term, option and financial exchange agreements		6,403,152	1,374,638	(217,218)
Other payments on purchase of financial instruments		(1,953,309)	(14,153,111)	—
Net cash flows used in Investing Activities		(118,085,648)	(168,831,410)	(113,916,317)

Cash Flows generated from (used in) Financing Activities

Proceeds from short-term loans obtained		29,850,728	71,801,741	22,188,721
Loan payments		(44,234,859)	(52,146,995)	(47,288,156)
Financial lease liability payments		(2,395,966)	(4,745,884)	(5,533,160)
Dividend payments by the reporting entity		(87,535,698)	(74,968,175)	(67,591,930)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(10,319,483)	(18,286,457)	—
Net cash flows (used in) generated by Financing Activities		(114,635,278)	(78,345,770)	(98,224,525)

Net increase in cash and cash equivalents before exchange differences		2,558,436	783,168	11,305,718
Effects of exchange differences on cash and cash equivalents		3,574,340	(5,804,932)	797,223
Effects of inflation on cash and cash equivalents in Argentina		(4,836,279)	—	—
Net decrease in cash and cash equivalents		1,296,497	(5,021,764)	12,102,941
Cash and cash equivalents — beginning of year	4	136,242,116	141,263,880	129,160,939
Cash and cash equivalents - end of year	4	137,538,613	136,242,116	141,263,880

The accompanying notes 1 to 29 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Tax Id. N°) 91.144.000-8 (hereafter “Andina,” and together with its subsidiaries, the “Company”) is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (previously the Superintendence of Securities and Insurance) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. are to manufacture, bottle, commercialize and/or distribute Coca-Cola products and brands registered by The Coca-Cola Company. The Company has operations and is licensed by The Coca-Cola Company in its territories Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, in the states of Rio de Janeiro, Espirito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. Regarding licenses for the territories in Chile, some are in the renewal process and others in October 2023. In Argentina they expire in 2022; in Brazil they are in the renewal process and in Paraguay they expire in 2020. Said licenses are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company. These licenses are expected to be renewed under similar conditions on the date of expiration.

As of the date of this report, regarding Andina’s principal shareholders, the Controlling Group(1) holds 55.72% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, borough of Renca, Santiago, Chile.

(1)  Controlling Group: Inversiones SH Seis Limitada , Inversiones Cabildo SpA, Inversiones Chucao Limitada, today Inversiones Lleuque Limitada , Inversiones Nueva Delta S.A. , Inversiones Nueva Delta Dos S.A. , Inversiones Las Gaviotas Dos Limitada, today Inversiones Playa Amarilla SpA , Inversiones Playa Negra Dos Limitada, today Inversiones Playa Negra SpA , Inversiones Don Alfonso Dos Limitada, today Inversiones Don Alfonso Limitada , Inversiones El Campanario Dos Limitada, today Inversiones El Campanario Limitada , Inversiones Los Robles Dos Limitada, today Inversiones Los Robles Limitada  and Inversiones Las Viñas Dos Limitada, today Inversiones Las Niñas Dos SpA .

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1           Periods covered

These Consolidated Financial Statements encompass the following periods:

Consolidated Statement of Financial Position: As of December 31, 2018 and 2017.

Consolidated Income Statements by Function and Comprehensive Income: For the periods between January 1 and December 31, 2018, 2017 and 2016.

Consolidated Statements of Direct Cash Flows: For the periods between January 1 and December 31, 2018, 2017 and 2016.

Consolidated Statements of Changes in Equity:  Balance and movements between January 1 and December 31, 2018, 2017 and 2016.

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

The Company’s 2018 local statutory consolidated financial statements in spanish were approved by the Company’s Board of Directors on February 28, 2019, with subsequent events first being considered through that date. Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December 31, 2018 and 2017 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended. Those consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 17, 2019 meeting.

Included in this 2018 consolidated financial statements are consolidated statement of financial position as of December 31, 2018 and 2017, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes  in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2018, 2017 and 2016. This three year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission. The accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements. This three year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 24, 2019, with subsequent events considered through this later date.

These Consolidated Financial Statements have been prepared, based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of December 31, 2018 and 2017, and results of operations for the periods between January 1 and December 31, 2018, 2017 and 2016, and cash flows for the periods between January 1 and December 31, 2018, 2017 and 2016. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of disposal, as applicable.

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

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2018			12-31-2017
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

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

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5                                       Functional currency and presentation currency

2.5.1                      Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional currency

Andina Empaques Argentina	Argentine Peso
Embotelladora del Atlántico	Argentine Peso
Embotelladora Andina	Chilean Peso
Paraguay Refrescos	Guaraní
Rio de Janeiro Refrescos	Reales

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

Functional currency in hyperinflationary economies

According to the criteria established in the International Accounting Standard No. 29 Financial information in Hyperinflationary Economies, as of July 2018, Argentina’s economy is considered to be hyperinflationary. This determination was carried out on the basis of a series of qualitative and quantitative criteria, among which the presence of an accumulated inflation rate of more than 100% for three years stands out. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentinean peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were re-expressed since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the group made its transition to IFRS on 1 January 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our subsidiaries in Argentina were converted to the closing exchange rate (AR/CLP) as of December 31, 2018, in accordance with IAS 21 “Effects of foreign currency exchange rate variations”, when dealing with a hyperinflationary economy. Previously, the results of the Argentinean subsidiaries were converted to the average exchange rate of the period, as is the case for the conversion of the results of the rest of the subsidiaries operating in other countries whose economies are not considered hyperinflationary.

Whereas the functional and presentation currency of Embotelladora Andina S.A. does not correspond to that of a hyperinflationary economy, according to the guidelines set out in IAS 29, the restatement of comparative periods is not required in the consolidated financial statements of the Group.

Inflation for the periods January to December 2018 and 2017 amounted to 47.6% and 24.8%, respectively.

The first time adoption of IAS 29 resulted in a positive adjustment in the accumulated results of Embotelladora Andina S.A., for Th$79,499,736 (net of taxes) as of January 1, 2018. On the other hand, during 2018, the adoption of this standard generated earnings by the re-expression of balance sheet accounts for Th$8,516,369, which is recognized in the consolidated income statement under “Income by readjustment units”. In addition, since the Argentinean economy was declared as hyperinflationary, a net loss effect was recorded for Th$15,743,592 in the fiscal year’s income, generated by inflation adjustment and translation at the closing exchange rate at December 31, 2018.

2.5.2                    Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.              Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•                  The balance sheet is translated to the closing exchange rate at the balance sheet date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

•                  Cash flow income statement are also translated at average exchange rates for each transaction.

•                  When an account receivable from related companies is designated as hedge investment, translation differences are recorded under comprehensive income, net of deferred taxes. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

b.              Conversion of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements measured in their functional currency, with inflation adjustments since they correspond to a hyperinflationary economy, are translated to the presentation currency as follows:

•                  The balance sheet is translated at the closing exchange rate at the balance sheet date;

•                  Results are translated at the closing exchange rate at the balance sheet date

•                  When an account receivable from related companies is designated as hedge investment, translation differences are recorded under comprehensive income, net of deferred taxes. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

c.               Comparative figures

According to the IAS, figures of previous years are not adjusted or re-expressed when the presentation currency is that of a non-hyperinflationary economy, as is the case of the Chilean peso, thus, financial statements of previous years are not amended.

2.5.3       Exchange rates and value of the UF

	Exchange rate to the Chilean Peso
Date	US$ dollar	R$ Brazi lian Real	A$ Argent ine Peso	UF Unidad de Fomento	G$ Paragua yan Guaraní	€ Euro
12.31.2018	694.77	179.30	18.43	27,565.79	0.117	794.75
12.31.2017	614.75	185.84	32.96	26,798.14	0.110	739.15
12.31.2016	669.47	205.42	42.13	26,347.98	0.116	705.60

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

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate.

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

2.9          Financial assets

Pursuant to IFRS 9, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

According to IFRS 9, financial assets are subsequently measured at fair value with changes in P&L (FVPL), amortized cost or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: The Group’s business model for managing assets; and if the contractual cash flows of financial instruments represent “solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”).

The new classification and measurement of the Group’s financial assets is as follows:

•                  Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

•                  Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group’s instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

•                  Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

•                  Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

The Group’s financial liabilities accounting, to a large extent continues to be same as the one set forth in IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires that assets for contingent services be treated as financial instruments measured at fair value, with changes in fair value recognized in P&L.

Pursuant to IFRS 9, implicit derivatives are no longer separated from a principal financial asset. Financial assets, however, are classified according to contractual terms and the Group’s business model.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences.”  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

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

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2018 and  2017, the Company had no implicit derivatives.

Fair value hierarchy

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

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

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables and other accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less an allowance for expected credit losses, given their short-term nature. An allowance for expected credit losses is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable. The carrying amount of the asset is reduced by the allowance for expected credit losses amount and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months.

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

2.15                                Income tax

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

2.16                                Employee benefits

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

2.17                                Provisions

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

2.18           Leases

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

2.19           Deposits for returnable containers

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

2.20                                Revenue recognition

Pursuant to IFRS 15, adopted by the Company for its consolidated financial statements as of the effective date January 1, 2018, the only performance obligation identified by the Company is the sale of finished products, which also incorporate the sale of the service of deliver the product to the final customer. The performance obligation is satisfied with the physical delivery of products to customers and no kind of contract exists granting additional rights to clients that can be unilaterally enforced.

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities. These revenues are transferred and are presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes said Revenues when they can be reliably valued, and when it is probable that the future economic benefits will flow to the Company.

For previous periods, the Company applied the revenue recognition policy based on the requirements of IAS 18.

2.21        Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.23                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements.

2.23.1 Impairment of goodwill and intangible assets with indefinite useful lives

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

2.23.2 Fair Value of Assets and Liabilities

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

2.23.3       Allowances for expected credit losses

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific allowance for expected credit losses is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for expected credit losses are also determined based on the restated valued of expected credit losses pursuant to IFRS 9.

2.23.4       Useful life, residual value and impairment of property, plant, and equipment

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

2.23.5       Liabilities for deposits of returnable container

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

2.24.1       New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2018.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below. The Company has applied these rules concluding that they will not significantly affect the financial statements.

	Standards, Interpretations and Amendments	Mandatory Application Date
IFRS 9	Financial Instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advanced Considerations	January 1, 2018
IAS 28	Investments in Associates and Joint Ventures— decision to measure participation in associates and joint ventures at fair value with changes in results	January 1, 2018

IFRS 9 “Financial Instruments”

The final version of IFRS 9 Financial Instruments was issued in July 2014, incorporating all the phases of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement for the annual periods beginning on or after January 1, 2018, this standard includes new requirements based on classification, measurement, impairment and hedge accounting principles, it introduces a “more prospective” model for expected credit losses for impairment accounting and a significantly reformed focus for hedge accounting. The adoption of IFRS 9 has not had a significant effect on the accounting policies of the Company in terms of classification and measurement of financial assets and related profit or loss accounts.

For classification, measurement and accounting for hedges, no significant changes were determined. Therefore, no significant adjustments from the adoption of IFRS 9 were recognized in the Consolidated Financial Statements of the Company in relation to the classification, measurement and accounting for hedges.

In relation to the analysis carried out by the Company to determine the impact of the new expected credit loss model of financial assets to calculate the provisions that should be registered. as of January 1, 2018, the effect of adopting the standard within the retained earnings was not significant because most of the accounts receivable are characterized by recovering in the short term, which results in estimates of expected credit loss that approximates the previous provisions for doubtful accounts under IAS 39.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 Revenue from Contracts with Customers, is a joint project with FASB to eliminate differences upon revenue recognition between IFRS and US GAAP, which was issued in May 2014, it is applicable to all customer contracts, it replaces IAS 11 construction contracts, IAS 18 revenues and related interpretations, and applies to all revenues arising from customer contracts, unless such contracts are within the scope of other standards. The new standard establishes a five-step model for accounting for revenues from contracts with customers, this model will facilitate the comparability of companies from different industries and regions. According to IFRS 15, revenues are recognized in an amount that reflects the consideration to which the entity expects to be entitled in exchange for transfer of control of goods or the provision of services to a customer.

The standard requires that the entities apply more judgment, taking into consideration all relevant facts and circumstances when applying each step of the model to the contracts with its customers. The standard also specifies the accounting for incremental costs arising from obtaining a contract and the costs directly related to the fulfillment of a contract.

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

For the transition, the Company applied the modified retrospective method by determining the cumulative effect as of the date of the standard adoption on the consolidated financial information for the years ended December 31, 2017 and prior periods. In this manner, the prior periods financial statements were not restated, concluding the impacts of adoption did not have a significant impact on the Company’s Consolidated Financial Statements.

IFRIC Interpretation 22 “Foreign Currency Transactions and Advanced Considerations”

The Interpretation addresses the way to determine the date of the transaction in order to establish the exchange rate to be used on the initial recognition of the related asset, expense or income (or the corresponding part of these) in the de-recognition of accounts of a non-monetary asset or liability arising from a payment or collection of advanced consideration in foreign currency, for this purpose the date of the transaction corresponds to the moment in which an entity initially recognizes the non-monetary asset or liability arising from the payment or collection of the advanced consideration.  If there are multiple advanced payments or collections, the entity shall determine a transaction date for each advanced consideration payment or collection.

The adoption of the aforementioned standards, amendments and interpretations did not have a significant impact on the Company’s Consolidated Financial Statements.

IAS 28 “Investments in associates and joint ventures - decision to measure participation in associates and joint ventures at fair value with changes in results”

The amendment clarifies that an entity that is a venture capital organization, or another qualifying entity, can choose in the initial recognition to assess its investments in associates and joint ventures at fair value with changes in results. If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, it may choose to keep the measurement at fair value applied by its associate. The amendment must be applied retrospectively.

The adoption of the aforementioned standards, amendments and interpretations did not have a significant impact on the Company’s Consolidated Financial Statements.

2.24.2    New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2019.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, but are still not effective at the date of these financial statements, are detailed below. The Company has not performed an early application of these rules:

	New Standards	Mandatory application date
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Conceptual Framework	Revised Conceptual Framework	January 1, 2020

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 Leases.

IFRS 16 sets the definition of a lease agreement and specifies the accounting treatment of assets and liabilities arising from these contracts from the point of view of the lessor and lessee. The new standard does not differ significantly from the preceding standard, IAS 17 Leases, regarding accounting treatment from the point of view of the lessor. However, from the point of view of the lessee, the new standard requires the recognition of assets and liabilities for most of leasing contracts. IFRS 16 will be mandatory for annual periods beginning after January 1, 2019. Early application is permitted if adopted together with IFRS 15 Revenue from Contracts with Customers.

The Company has assessed the impacts of the implementation of the new standard and has estimated an increase of its assets by approximately 1.0%, and an increase of its liabilities of approximately 1.6%. The impact of the adoption will generate a reduction of equity of approximately 0.6%.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB issued IFRIC Interpretation 23, clarifying the application of recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about the tax treatments. This interpretation shall be applied for annual periods beginning after January 1, 2019.

The Company has yet to complete its evaluation of whether this interpretation will have a significant impact on the consolidated financial statements.

Revised Conceptual Framework

The IASB issued a Revised Conceptual Framework in March 2018, incorporating some new concepts, providing updated definitions and recognition criterion for assets and liabilities and clarifying some important concepts.

Changes in the Conceptual Framework may affect the application of IFRS when no standard applies to a given transaction or event. The Revised Conceptual Framework becomes effective for periods ending on or after January 1, 2020.

The Company will assess the impact of these new definitions.

	Amendments and Improvements	Mandatory application date
IFRS 3	Business Combinations	January 1, 2019
IFRS 9	Financial Instruments	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 28	Investments in Associates	January 1, 2019
IAS 19	Employee Benefits — Amendment, reduction or liquidation of the plan	January 1, 2019
IFRS 10 and IAS 28	Consolidated Financial Statements — sale or contribution of assets between an investor and its associate or joint venture	To be defined

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

The entity will perform an assessment of the impact of the improvement once it becomes effective.

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

IAS 19   Employee Benefits — Amendment, reduction or liquidation of the plan

Amendments to IAS 19 address accounting when the plan is amended, reduced or liquidated during a reporting period.

The amendments specify that when a plan has been amended, reduced or liquidated during the annual reporting period, the entity must:

•                  Determine the current cost of services for the remainder of the period following the amendment, reduction or liquidation of the plan, using the actuarial assumptions used to re-measure the liability (asset) for net defined benefits, reflecting the benefits offered under the plan and the assets of the plan after that event.

•                  Determine the net interest for the remainder of the period after the amendment, reduction or liquidation of the plan using: net liabilities (assets), for defined benefits that reflect the benefits offered under the plan and the assets of the plan after that event; and the discount rate used to re-measure net liabilities (assets) for defined benefits.

The amendments clarify that an entity first determines any past service costs, or a gain or loss in liquidation, without considering the asset ceiling effect. This amount is recognized under income. An entity then determines the asset ceiling effect after the plan is amended, reduced, or liquidated. Any change in that effect, excluding the amounts included in net interest, is recognized under other comprehensive income.

This clarification states that entities may have to recognize a past service cost, or a result in liquidation that reduces a surplus that was not recognized before. Changes to the asset ceiling effect are not offset by those amounts.

The amendments apply to amendments, reductions or liquidations of the plan occurring at or after the commencement of the first annual reporting period beginning on or after January 1, 2019. Early application is permitted, which must be disclosed.

The entity will evaluate the impact of the amendment once it becomes effective.

IFRS 3 Business Combinations — Defining business

The IASB issued amendments regarding the definition of a business in IFRS 3 Business Combinations, to help entities determine whether an acquired set of activities and assets is a business or not. The IASB clarifies the minimum requirements for defining a business, eliminates the assessment as to whether market participants are able to replace any missing items, includes guidance to help entities evaluate whether a process acquired is substantial, reduces the definitions of a business and products and introduces an optional fair value concentration test.

The amendments must apply to business combinations or asset acquisitions occurring on or after the commencement of the first annual reporting period commencing on or after January 1, 2020. Consequently, entities do not have to revise those transactions that occurred in previous periods. Early adoption is permitted and must be disclosed.

Given that amendments are prospectively applied to transactions or other events occurring on or after the date of first application, most entities will probably not be affected by these amendments in the transition. However, those entities that consider acquiring a set of activities and assets after applying the amendments must first of all update their accounting policies in a timely manner.

The amendments could also be relevant in other areas of IFRS (for example, that may be relevant when a controller loses control of a subsidiary and has early adopted the sale or contribution of assets between an investor and its associate or business combination) (Amendments to IFRS 10 and IAS 28).

The entity will carry out an assessment of the impact of the amendment once it becomes effective.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors- Definition of material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition of “material” in all standards and to clarify certain aspects of the definition. The new definition states that information is material if omitting it, erroneously declaring it, or hiding it could reasonably be expected to influence decisions that primary users of general-purpose financial statements take based on those financial statements, which provide financial information about a specific reporting entity.

The amendments must be applied prospectively. Early adoption is permitted and must be disclosed.

Although amendments to the definition of material are not expected to have a significant impact on an entity’s financial statements, the introduction of the term “hide” in the definition could impact the way in which materiality judgments are made in the practice, elevating the importance of how information is communicated and organized in the financial statements.

The entity will carry out an assessment of the impact of the amendment once it becomes effective.

IFRS 10 Consolidated Financial Statements and IAS 28 Investment in Associates and Joint Ventures — sale or contribution of assets between an investor and its associate or joint venture

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between the requirements of 10 IFRS and IAS 28 (2011) in the treatment of the contribution or sale of assets between an investor and the associate or joint venture. Amendments, issued in September of 2014, established that when the transaction involves a business (both in a subsidiary or not) it recognizes all profit or loss generated. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The date of mandatory application of these amendments is to be determined since IASB is waiting for the results of its research project on accounting using the equity method. These amendments must be applied retrospectively, and early adoption is permitted, which must be disclosed.

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

Expenses and income managed and paid by the Corporate Office in Chile, which would also be substantially incurred, independent to the existence of foreign subsidiaries, are assigned to the operation in Chile to the soft drinks segment.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2018	Chile Operation	Argentina Operation (2)	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	390,782,296	330,874,797	326,015,740	118,095,369	(72,170)	1,165,696,032
Other beverages	180,156,806	75,341,941	214,493,809	31,492,883	—	501,485,439
Packaging	—	7,343,785	—	—	(1,609,457)	5,734,328
Net sales	570,939,102	413,560,523	540,509,549	149,588,252	(1,681,627)	1,672,915,799
Cost of sales	(336,719,937)	(214,647,052)	(329,529,112)	(88,813,300)	1,681,627	(968,027,774)
Distribution expenses	(55,798,363)	(62,899,574)	(38,835,833)	(8,241,714)		(165,775,484)
Administrative expenses	(109,373,432)	(93,149,904)	(88,809,386)	(22,410,131)		(313,742,853)
Finance income	1,686,041	14,750	2,019,489	219,964	—	3,940,244
Finance expense	(23,713,774)	(192,602)	(31,108,284)	—	—	(55,014,660)
Interest expense, net (1)	(22,027,733)	(177,852)	(29,088,795)	219,964	—	(51,074,416)
Share of the entity in income of associates	298,359	—	1,112,820	—	—	1,411,179
Income tax expense	(22,000,539)	(18,874,454)	(10,088,988)	(4,600,874)	—	(55,564,855)
Other income (loss)	(11,540,167)	(2,639,386)	(8,399,463)	(111,834)	—	(22,690,850)
Net income of the segment reported	13,777,290	21,172,301	36,870,792	25,630,363	—	97,450,746

Depreciation and amortization	42,353,664	20,474,446	26,830,835	9,935,501	—	99,594,446

Current assets	228,108,768	80,908,212	135,259,768	37,309,706	—	481,586,454
Non-current assets	644,395,166	160,587,931	679,183,347	248,751,791	—	1,732,918,235
Segment assets, total	872,503,934	241,496,143	814,443,115	286,061,497	—	2,214,504,689

Carrying amount in associates and joint ventures accounted for using the equity method, total	50,136,065	—	52,274,880	—	—	102,410,945
Capital expenditures and other	67,709,231	28,702,138	32,536,213	9,684,466	—	138,632,048

Current liabilities	186,831,021	83,013,418	128,146,943	21,870,719	—	419,862,101
Non-current liabilities	477,319,648	17,066,746	420,218,066	16,323,385	—	930,927,845
Segment liabilities, total	664,150,669	100,080,164	548,365,009	38,194,104	—	1,350,789,946

Cash flows provided by in Operating Activities	150,035,425	28,899,457	44,949,860	11,394,620	—	235,279,362
Cash flows (used in) provided by Investing Activities	(47,164,236)	(28,700,733)	(32,536,213)	(9,684,466)	—	(118,085,648)
Cash flows (used in) provided by Financing Activities	(98,560,576)	(10,644,812)	(5,099,823)	(330,067)	—	(114,635,278)

(1) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

(2) Pursuant the application of IAS 19 in Argentina, assets and liabilities increased by ThCh $ 97,318,892 and ThCh $ 16,093,780, respectively. The effect in the income statement was a net loss of ThCh $ 15,743,592.

For the period ended December 31, 2017	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	391,629,010	444,872,352	387,545,053	113,314,824	(96,999)	1,337,264,240
Other beverages	160,244,448	99,712,939	216,352,694	27,962,406	—	504,272,487
Packaging	—	9,202,768	—	—	(1,860,876)	7,341,892
Net sales	551,873,458	553,788,059	603,897,747	141,277,230	(1,957,875)	1,848,878,619
Cost of sales	(328,579,003)	(294,370,581)	(362,686,353)	(85,346,902)	1,957,875	(1,069,024,964)
Distribution expenses	(54,777,094)	(87,032,428)	(43,483,958)	(7,634,395)	—	(192,927,875)
Administrative expenses	(110,969,260)	(106,504,163)	(109,095,660)	(21,630,238)	—	(348,199,321)
Finance income	19,057,630	2,116,590	6,575,528	257,906	(16,813,279)	11,194,375
Finance expense	(32,594,796)	(4,663,527)	(34,767,713)	(7,612)	16,813,279	(55,220,369)
Interest expense, net*	(13,537,166)	(2,546,937)	(28,192,185)	250,294	—	(44,025,994)
Share of the entity in income of associates	246,084	(243)	(326,201)	—	—	(80,360)
Income tax expense	(16,871,257)	(17,683,875)	(13,719,506)	(3,522,996)	—	(51,797,634)
Other income (loss)	(11,312,509)	(10,441,173)	(1,855,039)	(213,025)	—	(23,821,746)
Net income of the segment reported	16,073,253	35,208,659	44,538,845	23,179,968	—	119,000,725

Depreciation and amortization	42,688,326	17,648,018	27,879,514	10,948,033	—	99,163,891

Current assets	223,245,173	97,529,488	132,815,545	30,419,844	—	484,010,050
Non-current assets	636,482,010	96,532,150	663,556,969	234,278,288	—	1,630,849,417
Segment assets, total	859,727,183	194,061,638	796,372,514	264,698,132	—	2,114,859,467

Carrying amount in associates and joint ventures accounted for using the equity method, total	33,789,538	—	53,019,531	—	—	86,809,069
Capital expenditures and other	64,480,973	40,347,989	91,198,657	14,476,783	—	210,504,402

Current liabilities	169,508,083	105,886,744	135,595,156	17,297,339	—	428,287,322
Non-current liabilities	463,997,113	1,368,167	393,125,740	14,847,776	—	873,338,796
Segment liabilities, total	633,505,196	107,254,911	528,720,896	32,145,115	—	1,301,626,118

Cash flows provided by Operating Activities	79,451,122	38,904,028	98,783,329	30,821,869	—	247,960,348
Cash flows (used in) provided by Investing Activities	(49,677,671)	(40,344,994)	(64,331,960)	(14,476,785)	—	(168,831,410)
Cash flows (used in) provided by Financing Activities	(91,800,089)	16,891,759	(3,437,440)	—	—	(78,345,770)

For the period ended December 31, 2016	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	391,479,133	424,427,824	389,048,385	106,953,951	(334,784)	1,311,574,509
Other beverages	148,948,285	83,518,724	201,097,188	25,051,552	—	458,615,749
Packaging	—	9,112,468	—	—	(1,843,406)	7,269,062
Net sales	540,427,418	517,059,016	590,145,573	132,005,503	(2,178,190)	1,777,459,320
Cost of sales	(319,213,825)	(279,308,400)	(359,156,149)	(78,409,843)	2,178,190	(1,033,910,027)
Distribution expenses	(52,540,986)	(80,066,734)	(44,107,337)	(6,961,838)	—	(183,676,895)
Administrative expenses	(117,615,991)	(97,788,860)	(109,345,331)	(21,452,613)	—	(346,202,795)
Finance income	2,426,279	1,095,411	5,800,712	339,290	—	9,661,692
Finance expense	(16,262,215)	(587,216)	(34,504,760)	(20,780)	—	(51,374,971)
Interest expense, net*	(13,835,936)	508,195	(28,704,048)	318,510	—	(41,713,279)
Share of the entity in income of associates	717,947	—	(980,529)	—	—	(262,582)
Income tax expense	(19,763,700)	(17,427,278)	(8,911,762)	(2,704,353)	—	(48,807,093)
Other income (loss)	(13,481,333)	(8,284,072)	(9,322,611)	250,478	—	(30,837,538)
Net income of the segment reported	4,693,594	34,691,867	29,617,806	23,045,844	—	92,049,111

Depreciation and amortization	43,619,318	16,445,143	25,666,094	11,603,897	—	97,334,452

Current assets	251,357,854	115,280,140	150,820,924	35,283,479	—	552,742,397
Non-current assets	644,817,201	98,810,807	659,123,444	243,615,898	—	1,646,367,350
Segment assets, total	896,175,055	214,090,947	809,944,368	278,899,377	—	2,199,109,747

Carrying amount in associates and joint ventures accounted for using the equity method, total	23,854,602	—	53,343,179	—	—	77,197,781
Capital expenditures and other	47,755,389	37,029,524	51,779,625	9,239,522	—	145,804,060

Current liabilities	137,438,744	134,624,014	130,279,607	17,192,489	—	419,534,854
Non-current liabilities	509,625,208	(1,981,066)	413,749,384	16,011,340	—	937,404,866
Segment liabilities, total	647,063,952	132,642,948	544,028,991	33,203,829	—	1,356,939,720

Cash flows provided by Operating Activities	71,077,982	54,162,992	67,963,682	30,241,904	—	223,446,560
Cash flows (used in) provided by Investing Activities	(15,781,118)	(37,017,204)	(51,873,047)	(9,244,948)	—	(113,916,317)
Cash flows (used in) provided by Financing Activities	(23,591,062)	(17,777,191)	(36,806,173)	(20,050,099)	—	(98,224,525)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
By item
Cash	2,907,276	139,835
Bank balances	46,425,927	29,234,531
Time deposits	1,500,315	10,616,688
Mutual funds	86,705,095	96,251,062
Total cash and cash equivalents	137,538,613	136,242,116

	ThCh$	ThCh$
By currency
Dollar	5,917,041	6,973,298
Euro	51,401	17,245
Argentine Peso	6,726,906	19,681,449
Chilean Peso	86,121,695	80,985,719
Paraguayan Guaraní	10,680,600	6,804,997
Brazilian Real	28,040,970	21,779,408
Total cash and cash equivalents	137,538,613	136,242,116

4.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows:

Placement	Expiration	Institution	Currency	Principal	Annual rate	12.31.2018	12.31.2017
				ThCh$	%	ThCh$	ThCh$
12-29-2017	01-05-2018	Banco Santander	Chilean pesos	7,500,000	2.52%	—	7,516,275
12-29-2017	01-05-2018	Banco Santander	Chilean pesos	2,700,000	2.40%	—	2,700,360
12-29-2017	01-05-2018	Banco Santander	Chilean pesos	400,000	2.40%	—	400,053
12-28-2018	01-04-2019	Banco Santander	Chilean pesos	700,000	2.52%	700,147
12-28-2018	01-04-2019	Banco Santander	Chilean pesos	800,000	2.52%	800,168
		Total				1,500,315	10,616,688

4.2                              Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2018	12.31.2017
	ThCh$	ThCh$

Western Asset Institutional Cash Reserves - USA	15,214,062	3,740,526
Fondo mutuo Banco Chile BTG	13,090,507	5,823,608
Fondo mutuo Larrain Vial - Chile	13,082,767	6,349,486
Fondo mutuo Itaú - Brasil	8,579,254	4,922,923
Fondo mutuo Banco Security - Chile	7,667,585	14,242,343
Fondo mutuo Scotiabank - Chile	7,528,086	5,878,523
Fondo mutuo Santander - Brazil	7,177,468	4,748,368
Fondo mutuo Votorantim	5,630,641	—
Fondo mutuo BCI - Chile	4,804,238	—
Fondo Fima Premium B - Argentina	2,952,316	1,495,556
Fondo mutuo Banco Estado - Chile	—	9,002,000
Fondo mutuo Bradesco - Brazil	978,171	5,046,882
Fondo Fima Ahorro Plus C - Argentina	—	8,275,073
Fondo Fima Ahorro Pesos C - Argentina	—	8,308,664
Fondo mutuo Corporativo Banchile - Chile	—	17,645,940
Citi Institutional Liquid Reserves Limited (CGAM)	—	771,170
Total	86,705,095	96,251,062

NOTE 5 —  OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company other than cash and cash equivalents. They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion

a.1 Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rat	12.31.2018	12.31.2017
				ThCh$	%
03-15-2018	03-15-2019	Votorantim	Brazilian reais	12,729	8.82%	14,040	—
08-09-2017	02-12-2018	Banco Santander - Chile	Unidad de fomento	7,000,000	1.04%	—	7,082,167
09-25-2017	02-26-2018	BCI	Unidad de fomento	1,500,000	1.36%	—	1,516,454
09-25-2017	05-28-2018	Banco Santander - Chile	Unidad de fomento	5,000,000	0.94%	—	5,049,376
06-13-2017	03-15-2018	Votorantim	Brazilian reais	20,013	8.82%	—	21,145
						14,040	13,669,142

a.2 Rights in Forward Contracts

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Rights in Forward Contracts — Forwards (see details in Note 20)	669,527	469,019
Total other Financial Assets, current	683,567	14,138,161

b)             Non-current

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Rights in forward contracts (see note 20)	87,446,662	61,898,833
Rights in AdeS (1) manufacturing companies	13,475,279	14,153,111
Increase (decrease) in foreign currency exchange (2)	(3,559,646)	(1,792,859)
Total	97,362,295	74,259,085

(1) On December 27, 2016, Coca-Cola Andina confirmed to The Coca-Cola Company its decision to participate in the “AdeS” business and commercialize said products in all its franchise territories,  As a result, the operation materialized on March 28, 2017, and pursuant to the agreements, implied a disbursement of US$39 million, ThCh$14,153,111 were allocated to the purchase of rights in the manufacturing company “AdeS” and ThCh$11,923,449 were allocated to distribution rights of the “AdeS” products.  The rights in the acquired companies are distributed as follows:

•                  Purchase of 13.0% interest in the Argentine company Alimentos de Soya S.A. for ThCh$9,661,283.

•                  Purchase of 8.5% interest in the Brazilian company UBI 3 Participações Ltda. for ThCh$4,491,828.

(2) Corresponds to the translation of foreign currencies into the Company’s presentation currency and the result of the application of the IAS 29.

NOTE 6 — OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1                          Other current, non-financial assets

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Description
Prepaid expenses	4,967,255	4,839,465
Tax credit remainder	18,022	169,120
Guarantee deposit (Argentine)	3,013	6,608
Other current assets	960,633	596,668
Total	5,948,923	5,611,861

Note 6.2   Other non-current, non-financial assets

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Description
Advance payment to suppliers of property, plant & equipment (1)	—	24,269,901
Judicial deposits (see note 21.2)	18,590,597	18,393,546
Fiscal credits	13,222,720	2,287,051
Prepaid expenses	810,662	1,113,154
Others	2,353,285	1,330,693
Total	34,977,264	47,394,345

(1)         Corresponds to advance payments made for the construction of the new “Duque de Caxias” bottling plant in Brazil.

NOTE 7 — TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2018			12.31.2017
Trade and other receivables	Assets before provisions	Allowance for expected credit losses	Commercial debtors net assets	Assets before provisions	Allowance for expected credit losses	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	150,933,965	(3,205,749)	147,728,216	157,926,958	(3,521,734)	154,405,224
Other current debtors	19,552,539	(2,830,299)	16,722,240	31,015,390	(2,825,453)	28,189,937
Current commercial debtors	170,486,504	(6,036,048)	164,450,456	188,942,348	(6,347,187)	182,595,161
Prepayments suppliers	8,672,820	—	8,672,820	8,057,544	—	8,057,544
Other current accounts receivable	1,252,207	(262,160)	990,047	778,901	(146,926)	631,975

Commercial debtors and other current accounts receivable	180,411,531	(6,298,208)	174,113,323	197,778,793	(6,494,113)	191,284,680

Non-current accounts receivable
Trade debtors	66,510	—	66,510	58,336	—	58,336
Other non-current debtors	1,204,187	—	1,204,187	2,335,322	—	2,335,322
Other non-current accounts receivable	—	—	—	2,193	—	2,193
Non-current accounts receivable	1,270,697	—	1,270,697	2,395,851	—	2,395,851
Trade and other receivables	181,682,228	(6,298,208)	175,384,020	200,174,644	(6,494,113)	193,680,531

Stratification of portfolio current and non-current debtors from credit operations

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Up to date non-securitized portfolio until 30 days	144,172,500	151,275,377
31 and 60 days	1,815,954	908,980
61 and 90 days	250,560	1,050,476
91 and 120 days	148,622	331,740
121 and 150 days	310,986	709,400
151 and 180 days	141,434	62,834
181 and 210 days	674,676	82,863
211 and 250 days	176,333	538,081
More than 250 days	3,309,410	3,025,543
Total	151,000,475	157,985,294

The Company has an approximate number of 268,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 67,000 in Chile, 86,000 in Brazil, 55,000 in Argentina and 57,000 in Paraguay.

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Current commercial debtors	150,933,965	157,926,958
Non-current commercial debtors	66,510	58,336
Total	151,000,475	157,985,294

The movement in the allowance for doubtful accounts is presented below:

	12.31.2018	12.31.2017
	ThCh$	ThCh$
Opening balance	6,494,113	6,697,156
Bad debt expense	1,629,761	2,004,958
Provision application	(1,257,591)	(1,708,602)
Change due to foreign exchange differences	(568,075)	(499,399)
Movement	(195,905)	(203,043)
Ending balance	6,298,208	6,494,113

NOTE 8 — INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2018	12.31.2017
	ThCh$	ThCh$
Raw materials (1)	86,102,495	78,216,172
Finished goods	37,213,848	32,097,377
Spare parts and supplies	28,777,180	19,774,056
Work in progress	780,324	676,609
Other inventories	1,049,165	4,134,237
Obsolescence provision (2)	(2,603,303)	(3,535,451)
Total	151,319,709	131,363,000

The cost of inventory recognized as cost of sales as of December 31, 2018 and 2017, is ThCh$968,027,774 and ThCh$1,069,024,964, respectively

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

9.2     Current tax assets

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Tax credits (*)	2,532,056	—
Total	2,532,056	—

(*) Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations.

9.3                               Current tax liabilities

Current tax payable are detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Income tax expense	9,338,612	3,184,965
Total	9,338,612	3,184,965

9.4                                        Income tax expense

The current and deferred income tax expenses are detailed as follows:

Item	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$
Current income tax expense	38,313,980	40,183,261	35,902,002
Current tax adjustment previous period	312,403	137,455	534,392
Withholding tax expense foreign subsidiaries	7,364,213	6,730,031	7,645,218
Other current tax expense (income)	474,105	(5,733)	92,008
Current income tax expense	46,464,701	47,045,014	44,173,620
Income (expense) for the creation and reversal of current tax difference (*)	9,100,154	4,752,620	4,633,473
Expense (income) for deferred taxes	9,100,154	4,752,620	4,633,473
Total income tax expense	55,564,855	51,797,634	48,807,093

(*) It includes the effects for the adoption of IAS 29.

9.5                               Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	12.31.2018		12.31.2017
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,420,447	46,181,359	5,978,377	47,179,903
Obsolescence provision	910,076	112,359	2,215,341	200,979
Employee benefits	5,169,161	131,829	5,391,796	—
Post-employment benefits	90,941	1,014,354	61,155	1,020,522
Tax loss carried-forwards (1)	9,137,392	—	10,056,534	—
Tax Goodwill Brazil	18,836,838	—	23,195,957	—
Contingency provision	26,796,262	—	31,177,351	—
Foreign exchange differences (2)	13,083,953	—	7,631,498	—
Allowance for doubtful accounts	1,262,977	—	1,155,542	—
Coca-Cola incentives (Argentina)	352,061	—	451,790	—
Assets and liabilities for placement of bonds	—	1,327,727	—	1,297,000
Lease liabilities	1,328,320	—	1,083,010	—
Inventories	347,470	—	350,746	—
Distribution rights	—	173,273,994	—	163,850,599
Others		5,940,224	3,729,093	920,772
Subtotal	82,735,898	227,981,846	92,478,190	214,469,775
Total Assets and net liabilities	—	145,245,948	3,212,981	125,204,566

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil when incurred. This item also includes the effects of the differences generated in the appraisal of forward contracts.

9.6                               Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$

Opening Balance	121,991,585	125,608,802	130,201,701
Increase (decrease) in deferred tax	11,303,016	(3,417,011)	(6,409,481)
Increase (decrease) due to foreign currency translation (*)	11,951,347	(200,206)	1,816,582
Movements	23,254,363	(3,617,217)	(4,592,899)
Ending balance	145,245,948	121,991,585	125,608,802

(*) It includes the effects for the adoption of IAS 29.

9.7                               Distribution of domestic and foreign tax expense

The composition of domestic and foreign tax expense is detailed as follows:

Income tax	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$
Current income taxes
Foreign	(24,442,984)	(30,258,395)	(24,752,106)
Domestic	(22,021,717)	(16,786,619)	(19,421,514)
Current income tax expense	(46,464,701)	(47,045,014)	(44,173,620)

Deferred income taxes
Foreign	(9,121,332)	(4,667,982)	(4,291,287)
Domestic	21,178	(84,638)	(342,186)
Deferred income tax expense	(9,100,154)	(4,752,620)	(4,633,473)
Income tax expense	(55,564,855)	(51,797,634)	(48,807,093)

9.8                                       Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$
Net income before taxes	153,606,681	170,798,359	140,856,204
Tax expense at legal rate (27.0%)	(41,544,270)	—	—
Tax expense at legal rate (25.5%)	—	(43,553,581)	(33,805,489)
Effect of a different tax rate in other jurisdictions	967,671	(4,971,103)	(9,214,270)

Permanent differences:
Non-taxable revenues	12,752,599	9,645,068	6,068,410
Non-deductible expenses	(11,141,237)	(4,020,729)	(419,761)
Tax effect on excess tax provision prior periods	(295,632)	125,021	86,731
Effect of tax restatement Chilean companies	2,566,163	(1,465,753)	(1,875,343)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(18,870,149)	(7,556,557)	(9,647,371)
Adjustments to tax expense	(14,988,256)	(3,272,950)	(5,787,334)

Tax expense at effective rate	(55,564,855)	(51,797,634)	(48,807,093)
Effective rate	36.2%	30.6%	34.7%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2018	2017	2016
Chile	27.0%	25.5%	24.0%
Brazil	34.0%	34.0%	34,0%
Argentina	30.0%	35.0%	35,0%
Paraguay	10.0%	10.0%	10,0%

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2018	12.31.2017	12.31.2018	12.31.2017	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	26,048,670	84,118,716	—	—	26,048,670	84,118,716
Land	100,479,196	96,990,155	—	—	100,479,196	96,990,155
Buildings	371,279,937	222,101,850	(157,119,586)	(59,716,002)	214,160,351	162,385,848
Plant and equipment	623,568,795	431,876,945	(416,164,810)	(276,043,865)	207,403,985	155,833,080
Information technology	22,752,205	20,697,750	(17,567,484)	(16,070,425)	5,184,721	4,627,325
Fixed facilities and accessories	43.717.907	32,990,387	(22,660,738)	(13,400,510)	21,057,169	19,589,877
Vehicles	53,682,179	52,587,886	(31,883,578)	(23,324,621)	21,798,601	29,263,265
Leasehold improvements	144,914	115,768	(112,737)	(108,353)	32,177	7,415
Other Property, plant and equipment (1)	438,350,022	395,823,718	(323,743,924)	(288,888,900)	114,606,098	106,934,818
Total	1,680,023,825	1,337,303,175	(969,252,857)	(677,552,676)	710,770,968	659,750,499

(1)       Other Property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories is detailed as follows:

Other Property, plant and equipment	12.31.2018	12.31.2017
	ThCh$	ThCh$
Bottles	51,522,834	51,876,569
Marketing and promotional assets (*)	45,739,948	42,798,282
Other Property, plant and equipment	17,343,316	12,259,967
Total	114,606,098	106,934,818

(*) It mainly includes refrigerators, drink and dispensing machines and other minor equipment.

The Company has insurance to protect its Property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	:	Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	:	Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuquén, Comodoro Rivadavia, Trelew, and Tierra del Fuego
Brazil	:	Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria, part of São Paulo and Minas Gerais.
Paraguay	:	Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2018	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499
Additions	65,284,334	—	504,675	17,924,606	783,299	165,226	1,451,462	1,430	42,793,277	128,908,309
Disposals	—	(5,465)	(209,713)	(1,002,133)	—	—	(203,036)	—	(1,588,050)	(3,008,397)
Transfers between items of Property, plant and equipment	(109,893,610)	—	45,032,440	54,460,571	622,222	1,481,081	(2,218,354)	22,000	10,493,650	—
Depreciation expense	—	—	(7,001,828)	(39,182,401)	(1,830,295)	(2,668,535)	(5,201,263)	(11,112)	(41,727,195)	(97,622,629)
Increase (decrease) due to foreign currency translation differences	(6,880,059)	(4,615,830)	(14,485,709)	(17,048,903)	(414,850)	(4,048,135)	(1,722,767)	169	(16,954,922)	(66,171,006)
Other increase (decrease) (1)	(6,580,711)	8,110,336	27,934,638	36,419,165	1,397,020	6,537,655	429,294	12,275	14,654,520	88,914,192
Total movements	(58,070,046)	3,489,041	51,774,503	51,570,905	557,396	1,467,292	(7,464,664)	24,762	7,671,280	51,020,469
Ending balance at December 31, 2018	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	710,770,968

(1)         Mainly correspond to effects of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2017	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885
Additions	89,392,003	4,955,929	1,674,734	4,992,508	945,827	—	1,512,162	13,529	44,451,636	147,938,328
Disposals	—	—	(300,079)	(700,973)	(1,062,530)	(4.161)	(173,190)	—	(790,242)	(3,031.175)
Transfers between items of Property, plant and equipment	(41,957,409)	—	3,450,060	24,250,647	1,133,684	2,548,441	2,253,061	—	8,321,516	—
Depreciation expense	—	—	(5,880,770)	(36,026,939)	(2,190,107)	(2,112,681)	(5,303,332)	(61,033)	(45,746,096)	(97,320,958)
Increase (decrease) due to foreign currency translation differences	(13,319,346)	72,350	(9,538,737)	(20,492,851)	(320,634)	(1,307,835)	7,441,057	(34,272)	(7,670,229)	(45,170,497)
Other increase (decrease) (1)	17,357	—	(92,521)	(6,591,937)	(1,827)	—	(362,918)	(101,332)	(1,682,906)	(8,816,084)
Total movements	34,132,605	5,028,279	(10,687,313)	(34,569,545)	(1,495,587)	(876,236)	5,366,840	(183,108)	(3,116,321)	(6,400,386)
Ending balance at December 31, 2017	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499

(1)         Mainly correspond to property, plant & equipment write-offs.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2016	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872
Additions	70,421,863	1,248,433	1,201,903	9,833,490	2,666,593	161,395	338,986	—	38,923,620	124,796,283
Disposals	—	—	(4,598)	(601,444)	—	—	(3,473)	—	(54,861)	(664,376)
Transfers between items of Property, plant and equipment	(53,824,861)	1,643,038	15,471,645	16,202,982	1,062,653	1,709,635	9,015,390	—	8,719,518	—
Depreciation expense	—	—	(5,335,475)	(35,568,436)	(1,910,731)	(2,456,511)	(4,622,348)	(112,805)	(44,120,837)	(94,127,143)
Increase (decrease) due to foreign currency translation differences	(1,235,895)	2,171,876	2,792,916	(1,266,728)	29,148	(1,254,915)	1,783,041	28,383	(3,322,005)	(274,179)
Other increase (decrease) (1)	—	—	(528,160)	(1,577,173)	(45,407)	(250)	(721,876)	—	(1,236,706)	(4,109,572)
Total movements	15,361,107	5,063,347	13,598,231	(12,977,309)	1,802,256	(1,840,646)	5,789,720	(84,422)	(1,091,271)	25,621,013
Ending balance at December 31, 2016	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885

(1)         Mainly correspond to property, plant & equipment write-offs.

NOTE 11 — RELATED PARTY DISCLOSURES

Balances and main transactions with related parties are detailed as follows:

11.1                                Accounts receivable:

11.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2018	12.31.2017
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Chilean pesos	4,344,082	4,220,936
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	2,175,934	—
Foreign	Coca Cola de Argentina	Director related	Argentina	Argentinean pesos	1,684,357	—
Foreign	UBI 3 (Ades)	Shareholder related	Argentina	Argentinean pesos	455,823
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Argentinean pesos	371,712	—
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Chilean pesos	228,387	303,866
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	161,460	—
96.919.980-7	Cervecería Austral S.A.	Director related	Chile	U.S. Dollars	26,557	16,674
77.755.610-K	Comercial Patagona Ltda.	Director related	Chile	Chilean pesos	1,951	—
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Chile	Argentinean pesos	—	181,414
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	—	647,342
Total					9,450,263	5,370,232

11.1.2                      Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2018	12.31.2017
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S. A.	Shareholder	Chile	Chilean pesos	74,340	156,492
Total					74,340	156,492

11.2                                Accounts payable:

11.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2018	12.31.2017
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	21,286,933	12,458,055
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Brazilian real	8,681,099	15,891,797
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	5,702,194	2,807,572
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentinean pesos	5,479,714	—
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	3,132,515	2,539,052
Foreign	Monster	Shareholder related	Brazil	Brazilian real	664,565	—
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	649,046	—
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Chilean pesos	139,468	193,685
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Chilean pesos	92,325	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Argentinean pesos	—	71,276
Total					45,827,859	33,961,437

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2018
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	149,933,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	3,508,010
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	1,156,744
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	14,319,777
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	18,914,788
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	107,859
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	1,593,798
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	Pesos chilenos	4,096,502
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	3,981,631
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	41,933,095
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,570,315
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Pesos chilenos	1,007,382
94.627.000-8	Parque Arauco S.A.	Related to director	Chile	Rent of spaces	Chilean pesos	91,685
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	95,449,139
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Brazilian real	7,641,736
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	98,947,407
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	5,727,498
Foreign	KIAK Participaciones	Subsidiary	Brazil	Purchase of concentrate and marketing recovery	U.S. dollar	42,292
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	357,286
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	698,090
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	1,391,110
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilian real	86,994
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	1,623,794
96.633.550-5	Sinea S.A.	Ownership held by an officer’s uncle	Chile	Purchase of raw materials	Chilean pesos	581,508

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2017
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	140.609.445
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	1.823.190
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2.989.115
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	2.163.225
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	20.865.624
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	12.617.540
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	477.188
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	357.456
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale services and others	Chilean pesos	14.944
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean pesos	2.960.894
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	2.942.690
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42.561.124
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2.650.329
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Chilean pesos	1.676.013
94.627.000-8	Parque Arauco S.A.	Related to director	Chile	Rent of spaces	Chilean pesos	90.032
99.279.000-8	Euroamerica Seguros de Vida S.A.	Related to director	Chile	Purchase of insurance policies	Chilean pesos	312.231
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Chilean pesos	196.738.018
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Chilean pesos	5.099.040
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	272.541.272
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	12.584.231
Foreign	KAIK Participações	Associate	Brazil	Refund and other purchases	Brazilian real	6.614
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	104.103
Foreign	Coca-Cola Peru	Related to Shareholder	Peru	Purchase of concentrate and marketing recovery	U.S. dollar	7.147.534
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	574.881
89.862.200-2	Latam Airlines Group S.A.	Related to director	Chile	Sale of products	Chilean pesos	652.588
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	1.444.162
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilian real	317.565
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	538.546

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2016
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	129,660,611
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	7,154,023
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,740,351
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	2,299,634
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	34,144,348
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	Administrative and commerciall services	Chilean pesos	180,000
96.891.720-K	Embonor S.A	Associate	Chile	Sale of packagingmaterials	Chilean pesos	44,310,169
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,749,506
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Sale of finished products	Brazilian real	115,706,386
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	25,675,184
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Advertising participation payment	Brazilian real	11,658,142
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	114,427,713
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	14,680,603
89.996.200-1	Envases del Pacífico S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	1,751,011
Foreign	Coca-Cola Peru	Related to Shareholder	Peru	Purchase of raw materials	U.S. dollar	4,188,812

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	6,056,337	6,454,846	6,255,806
Director allowances	1,495,123	1,513,100	1,492,088
Accrued benefit last five years and paid during the fiscal year	242,907	334,477	314,288
Contract termination benefit	51,534	—	79,027
Total	7,845,901	8,302,423	8,141,209

NOTE 12 — CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Accrued vacations	19,536,809	20,769,275
Employee remuneration payable	13,674,170	15,186,368
Indemnities for years of service	9,415,541	8,286,355
Total	42,626,520	44,241,998

	ThCh$	ThCh$
Current	33,210,979	35,955,643
Non-current	9,415,541	8,286,355
Total	42,626,520	44,241,998

12.1        Indemnities for years of service

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2018	12.31.2017
	ThCh$	ThCh$
Opening balance	8,286,355	8,157,745
Service costs	957,593	1,727,905
Interest costs	565,167	300,755
Net actuarial losses	271,045	(530,059)
Benefits paid	(664,619)	(1,369,991)
Total	9,415,541	8,286,355

12.1.1        Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2018	12.31.2017

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

12.2           Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$
Wages and salaries	195,162,903	215,715,214	218,944,639
Employee benefits	50,254,164	50,127,117	50,174,153
Severance and post-employment benefits	5,535,410	7,410,936	8,252,502
Other personnel expenses	16,014,364	14,205,259	10,921,843
Total	266,966,841	287,458,526	288,293,137

12.3        Number of Employees

	12.31.2018	12.31.2017	12.31.2016

Number of employees	16,098	15,924	16,296

Number of average employees	15,364	15,784	16,009

NOTE 13 — INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                   Balances

Investments in associates using equity method of accounting are detailed as follows:

Taxpayer		Country of	Functional	Carrying Value		Percentage interest
ID	Name	Incorporation	Currency	12.31.2018	12.31.2017	12.31.2018	12.31.2017
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,743,604	18,528,567	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	21,727,894	22,163,333	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	Brazilian real	1,228,256	1,228,350	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	Brazilian real	94,706	189,290	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	22,979,029	23,079,130	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	Brazilian real	6,244,839	6,359,428	7.52%	7.52%
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	Chilean peso	31,392,617	15,260,971	35.00%	35.00%
	Total			102,410,945	86,809,069

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

13.2     Movement

The movement of investments in associates accounted for using the equity method is shown below:

Details	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$

Opening Balance	86,809,069	77,197,781	54,190,546
Other Invesment increases in associates (Capital Contributions to Leao Alimentos e Bebidas Ltda and Coca Cola del Valle New Ventures S.A.)	15,615,466	15,570,161	17,586,575
Dividends received	(403,414)	(1,540,090)	(750,806)
Share in operating income	2,194,144	932,340	396,764
Unrealized income	85,268	85,268	85,266
Increase (Decrease) due to foreign currency translation differences	(1,889,588)	(5,436,391)	5,689,436
Ending Balance	102,410,945	86,809,069	77,197,781

The main movements for the fiscal years ended December 31, 2018 and 2017, are the following:

•             During fiscal years 2018 and 2017, Embotelladora Andina S.A. made capital contributions in Coca-Cola del Valle New Ventures S.A. in the amount of ThCh$15,615,466 and ThCh$10,185,000.

•             During fiscal years 2018 and 2017, Envases CMF S.A., agreed to distribute dividends in the amount of thCh$403,414 and ThCh$1,540,090, respectively. Embotelladora Andina S.A. participates in those dividends pursuant to its ownership interest.

•             During fiscal years 2018 and 2017 Sorocaba Refrescos S.A. did not distribute dividends.

•             During fiscal year 2017, Leão Alimentos e Bebidas Ltda. carried out capital increases. Rio de Janeiro Refrescos Ltda. participated in these capital increases pursuant to its ownership interest for amounts of ThCh$5,385,161.

13.3 Reconciliation of share of profit in investments in associates:

Details	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$

Share of profit of investment accounted for using the equity method	2,194,144	932,340	396,764
Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(868,233)	(1,097,968)	(744,612)
Amortization of Fair Value in Envases CMF S.A.	85,268	85,268	85,266
Income Statement Balance	1,411,179	(80,360)	(262,582)

13.4     Summary financial information of associates:

The following table presents summarized information regarding the Company´s equity investees as of December 31, 2018:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Total assets	78,714,139	106,598,837	10,850,626	513,823	257,149,411	96,963,355	101,275,213
Total liabilities	40,800,603	49,151,318	34	277,055	57,538,296	21,568,158	11,582,021
Total revenue	53,073,645	57,570,452	348,705	233,182	161,749,228	12,169,188	2,673,496
Net income (loss) of associate	1,086,050	936,360	348,705	233,182	2,000,217	7,753,517	1,506,540

Reporting date	12-31.2018	11-30-2018	11-30-2018	11-30-2018	11-30-2018	11-30-2018	12-31-2018

The following table presents summarized information regarding the Company´s equity investees as of December 31, 2017:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Total assets	74,308,406	111,697,833	10,851,460	473,226	282,895,158	88,327,243	48,190,779
Total liabilities	36,654,412	54,000,005	35	—	79,689,080	11,407,361	4,594,308
Total revenue	49,924,142	52,507,920	—	469,509	198,216,570	3,345,146	—
Net income (loss) of associate	2,405,060	(1,541,788)	(137,007)	469,509	(157,266)	1,927,488	(248,532)

Reporting date	12-31-2017	12-31-2017	12-31-2017	12-31-2017	12-31-2017	12-31-2017	11-30-2017

NOTE 14 — INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	12-31-2018			12-31-2017
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Distribution rights (1)	661,285,834	(259,434)	661,026,400	656,411,004	(116,387)	656,294,617
Software	31,526,159	(24,160,202)	7,365,957	27,595,084	(21,087,741)	6,507,343
Others	728,198	(298,002)	430,196	511,470	(40,552)	470,918
Total	693,540,191	(24,717,638)	668,822,553	684,517,558	(21,244,680)	663,272,878

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

Distribution rights	12.31.2018	12.31.2017
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	304,888,183	304,969,889
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	181,583,404	187,695,738
Paraguay	172,594,328	162,825,074
Argentina (North and South)	1,960,485	803,916
Total	661,026,400	656,294,617

The movement and balances of identifiable intangible assets are detailed as follows:

	01-01-2018 to 12-31-2018				01-01-2017 to 12-31-2017
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	656,294,617	470,918	6,507,343	663,272,878	674,920,063	470,918	5,605,081	680,996,062
Additions	—	—	3,718,038	3,718,038	11,923,449 (1)	—	2,907,715	14,831,164
Amortization	(112,601)	(40,722)	(1,971,417)	(2,124,740)	(116,387)	—	(1,842,933)	(1,959,320)
Other increases (decreases) (2)	4,844,384		(888,007)	3,956,377	(30,432,508)	—	(162,520)	(30,595,028)
Total	661,026,400	430,196	7,365,957	668,822,553	656,294,617	470,918	6,507,343	663,272,878

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

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2018 was estimated with the Capital Asset Pricing Model, which allows estimating a discount rate according to the risk level of the CGU in the country where it operates. A nominal discount rate before taxes is used according to the following table:

	Discount Rate	Discount Rate
	2017	2017
Argentina	21.2%	17.1%
Chile	8.1%	7.2%
Brazil	10.9%	9.6%
Paraguay	10.1%	9.1%

Management carries out the annual goodwill impairment test as of December 31 of each year for each CGU.

b.                  Other assumptions

Financial projections to determine the present net value of future cash flows of the CGU are modelled based on the main historical variables , and the respective budgets approved by the CGU. In this sense, a conservative growth rate is used, which reach 3% for the soft drinks category and up to 7% for the less developed categories such as juices and water. Perpetuity growth rates between 1% and 2.5% are established by operation depending on the level of consumption maturity of the products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections correspond to discount rates applied in order to determine the net present value of projected flows, perpetuity growths and EBITDA margin considered in each CGU.

For purposes of sensitizing the impairment test, variations were made to the main variables used in the model. Following we present the ranges used for each of the modified variables:

•                                          Discount rate: Increase/decrease of up to 100bps as value in the rate with which the future flows are discounted to bring them to present value

•                                          Perpetuity: Increase/decrease of up to 75bps in the rate to calculate the perpetual growth of future flows

•                                          EBITDA margin: Increase/decrease of 100bps in the EBITDA margin of operations, which is applied per year for the projected periods, i.e. for the years 2019-2023

14.2.3              Conclusions

As a result of the annual test for 2018, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.  As of December 31, 2018, there have been no signs of impairment.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in Goodwill as of December 31, 2018 and December 31, 2017 is detailed as follows:

Operating segment	01.01.2018	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2018
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	73,509,080	(428,980)	73,080,100
Argentine operation	4,672,971	23,645,158	28,318,129
Paraguayan operation	6,913,143	414,778	7,327,921
Total	93,598,217	23,630,956	117,229,173

Operating segment	01.01.2017	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2017
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	81,145,834	(7,636,754)	73,509,080
Argentine operation	5,972,515	(1,299,544)	4,672,971
Paraguayan operation	7,298,133	(384,990)	6,913,143
Total	102,919,505	(9,321,288)	93,598,217

Operating segment	01.01.2016	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2016
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	71,960,960	9,184,874	81,145,834
Argentine operation	7,720,202	(1,747,687)	5,972,515
Paraguayan operation	7,651,751	(353,618)	7,298,133
Total	95,835,936	7,083,569	102,919,505

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2018	12.31.2017
	ThCh$	ThCh$
Bank loans	21,542,736	31,470,003
Bonds payable	20,664,481	20,156,295
Deposits in guarantee	12,242,464	13,849,504
Derivative contract obligations (see note 20)	130,829	445,278
Leasing agreements	1,534,467	2,060,325
Total	56,114,977	67,981,405

Non-current	12.31.2018	12.31.2017
	ThCh$	ThCh$
Bank loans	2,439,253	13,057,542
Bonds payable	700,327,057	648,228,554
Leasing agreements	13,797,468	14,481,105
Total	716,563,778	675,767,201

The fair value of financial assets and liabilities as of December 31, 2018 and  2017 is presented below:

Current	Book Value 12.31.2018	Fair Value 12.31.2018	Book Value 12.31.2017	Fair Value 12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	137,538,613	137,538,613	136,242,116	136,242,116
Other financial assets (3)	683,567	683,567	14,138,161	14,138,161
Trade and other accounts receivable (3)	187,210,279	187,210,279	191,284,680	191,284,680
Accounts receivable from related companies (3)	9,450,263	9,450,263	5,370,232	5,370,232
Bank loans (1)	21,542,736	20,298,761	31,470,003	31,006,898
Bonds payable (2)	20,664,481	22,318,939	20,156,295	22,484,452
Deposits in guarantee (3)	12,242,464	12,242,464	13,849,504	13,849,504
Derivative contract obligations (3) (see note 20)	130,829	130,829	445,278	445,278
Leasing agreements (3)	1,534,467	1,534,467	2,060,325	2,060,325
Trade and other accounts payable (3)	238,109,847	238,109,847	257,519,477	257,519,477
Accounts payable from related companies (3)	45,827,859	45,827,859	33,961,437	33,961,437

Non-current	12.31.2018	12.31.2018	12.31.2017	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	97,362,295	97,362,295	74,259,085	75,259,085
Trade and other receivables	1,270,697	1,270,697	2,395,851	2,395,851
Accounts receivable from related companies (3)	74,340	74,340	156,492	156,492
Bank loans (1)	2,439,253	2,307,396	13,057,542	11,588,575
Bonds payable (2)	700,327,057	755,694,265	648,228,554	722,044,324
Leasing agreements (3)	13,797,468	13,797,468	14,481,105	14,481,105
Trade and other accounts payable (3)	735,665	735,665	1,132,926	1,132,926

(1)         The fair values are based on discounted cash flows using market discount rates as of the close of each fiscal year and are Level 2 fair value measurements.

(2)         The fair value of corporate bonds is classified as Level 2 fair value measurements based on quoted prices for the Company’s obligations.

(3)         The fair value approximates book value considering the nature and term of the obligations.

15.1.1     Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	12.31.2018	12.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97032000-8	Banco Scotiabank	Chile	Chilean pesos	Monthly	3.64%	3.64%	—	—	—	300,000
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	—	726,943	726,943	709,794
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	20.00%	20.00%	1,071	—	1,071	9,965,133
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	Argentine pesos	Monthly	20.00%	20.00%	—	—	—	3,352,417
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.48%	7.48%	—	—	—	298,456
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	6.63%	6.63%	—	—	—	1,359,471
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	82,480	88,935	171,415	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	83,151	194,366	277,517	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	7.15%	7.15%	—	—	—	1,611,747
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	4.50%	4.50%	—	—	—	2,541,016
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Quarterly	4.50%	4.50%	616,808	1,838,770	2,455,578	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	6.24%	6.24%	—	17,910,212	17,910,212	11,331,969
Total												21,542,736	31,470,003

15.1.2     Bank obligations, non-current

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years Up to 5	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	12.31.2018
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.1%	2.1%	1,434,786	—	—	—	—	1,434,786
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.6%	6.6%	72,439	43,033	43,033	81,225	—	239,730
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.2%	7.2%	151,873	—	—	—	—	151,873
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Quarterly	6.2%	6.2%	—	—	—	—	—	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.5%	4.5%	612,864	—	—	—	—	612,864
Total															2,439,253

15.1.2              Bank obligations, non-current December 31, 2017

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	31.12.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Unidad de fomento	Semiannually	2.1%	2.1%	2,092,245	—	—	—	—	2,092,245
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	7.5%	7.5%	125,461	125,461	125,461	627,305	—	1,003,688
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.6%	6.6%	504,700	197,779	44,639	128,887	—	876,005
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.2%	7.2%	1,593,608	1,202,096	663,779	2,449,851	—	5,909,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.5%	4.5%	3,176,270	—	—	—	—	3,176,270
Total															13,057,542

15.1.3              Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

15.2.1              Bonds payable

During 2018, Andina carried out a debt restructuring process that consisted of a partial repurchase in the amount of US$210 million of the 144A/RegS Senior Notes and refinancing it with the placement of Series F bonds in the local market in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.83%.

The costs corresponding to the repurchase of bonds, associated with premium payments, overpricing and proportional amortization of placement costs and discounts in bonds in original U.S. Dollars amounting to ThCh$9,583,000, were recorded in results under the item financial costs.

	Current		Non-current		Total
Composition of bonds payable	12.31.2018	12.31.2017	12.31.2018	12.31.2017	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	21,038,064	20,547,117	704,048,747	651,459,940	725,086,811	672,007,057
Expenses of bond issuance and discounts on placement	(373,583)	(390,822)	(3,721,690)	(3,231,386)	(4,095,273)	(3,622,208)
Net balance presented in statement of financial position	20,664,481	20,156,295	700,327,057	648,228,554	720,991,538	668,384,849

15.2.2              Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Face	Unit of	Interest	final	Interest	Date Amortization
	Series	amount	Adjustment	rate	Maturity	Payment	of capital	12.31.2018	12.31.2017
								ThCh$	ThCh$
Bonds, current portion
CMF Registration N°254 CMF 06.13.2001	B	2.228.199	UF	6.5%	06.01.2026	Semiannually	00.01.2019	6,598,389	6,071,687
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	614,152	597,049
CMF Registration N°759 08.20.2013	C	500,000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	7,069,487	6,959,157
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	1,545,334	1,502,299
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	1,027,009	998,409
CMF Registration N°912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2016	Semiannually	09.25-2039	1,013,805
Bonds USA	—	365,000,000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	3,169,888	4,418,516
Total current portion								21,038,064	20,547,117
Bonds non-current portion
CMF Registration N°254 CMF 06.13.2001	B	2.228.199	UF	6.5%	06.01.2026	Semiannually	00.01.2019	52,132,023	56,795,423
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	41,348,685	40,197,210
CMF Registration N°759 08.20.2013	C	500,000	UF	3.5%	08.16.2020	Semiannually	02.16.2018	6,891,448	13,399,069
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	110,263,160	107,192,560
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	82,697,378	80,394,428
CMF Registration N°912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2016	Semiannually	09.25-2039	157,125,003
Bonds USA	—	365,000,000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	253,591,050	353,481,250
Bonds non-current portion								704,048,747	651,459,940

Accrued interest included in the current portion of bonds totaled ThCh$ 7,856,274 and ThCh$8,105,642 at December 31, 2018 and 2017, respectively.

15.2.3              Non-current maturities

		Year of maturity				Total non-
	Series	more than 1 to 2	more than 2 to 3	more than 3 to 4	More than 5	current 12.31.2018
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°254 06.13.2001	B	6,704,717	7,134,663	7,598,414	30,694,229	52,132,023
SVS Registration N°641 08.23.2010	C	—	1,879,436	3,758,871	35,710,378	41,348,685
SVS Registration N°759 08.20.2013	C	3,445,724	3,445,724	—	—	6,891,448
SVS Registration N°760 08.20.2013	D	—	—	—	110,263,160	110,263,160
SVS Registration N°760 04.02.2014	E	—	—	—	82,697,378	82,697,378
CMF Registration N°912 10.10.2018	F				157,125,003	157,125,003
Bonds USA	—	—	—	—	253,591,050	253,591,050
Total		10,150,441	12,459,823	11,357,285	670,081,198	704,048,747

15.2.4              Market rating

The bonds issued on the Chilean market had the following rating as of December 31, 2018:

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2018, is the following:

BBB                     :                    Standard&Poors rating

BBB+              :                    Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5                                                              Restrictions

15.2.5.1                                                    Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.0% maturing on October 1, 2023. These bonds do not have financial restrictions. In October 2018, there was a partial repurchase of this bond for US $210 million, with US$365 million remaining outstanding.

15.2.5.2                                                    Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

The outstanding series as of December 31, 2018, is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50% annual interest rate. The balance of outstanding capital as of December 31, 2018 is UF 2,228 million.

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

As of December 31, 2018, indebtedness level is 0.78 times of Consolidated Equity.

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

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

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

As of December 31, 2018, this index is 1.66 times.

Restrictions regarding bond lines registered in the Securities Registered under number 641.

Because of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of December 31, 2018, the balance of outstanding capital is UF 1.5 million.

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

As of December 31, 2018, Net Financial Debt was 0.62 times.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

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

As of December 31, 2018, this index is 1.66 times.

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

As of December 31, 2018, Net Financial Coverage level is 6.08 times.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuances were structured into three series.

•             Series C outstanding as of December 31, 2018, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759. Outstanding capital as of December 31, 2018, is UF 0.500 million.

•             Series D and E outstanding as of December 31, 2018, for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August 2013 (series D) and UF 3 million during April 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760. The annual interest rates are 3.8% for Series D and 3.75% for Series E. The outstanding capital balance as of December 31, 2018, of both series amounts to UF 7.000 million.

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

As of December 31, 2018, Indebtedness Level is 0.62 times of Consolidated Equity.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

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

As of December 31, 2018, this index is 1.66 times.

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

Restrictions regarding bond lines registered in the Securities Registrar under number 912.

In October 2018, a Series F bond was issued in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.8%.

Regarding Series F Local Bond, the Issuer is subject to the following restrictions:

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

As of December 31, 2018, this index equals 0.62 times.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

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

As of December 31, 2018, this index equals 1.66 times.

•             Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of December 31, 2018, and December 31, 2017, the Company complies with all financial collaterals.

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

15.3.1              Derivative contract obligations

Please see details in Note 20.

15.4.1                    Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity
Name	Country	Tax ID	type	Type	Currency	Amortization Type	Effective Rate	Nominal Rate	Up to 90 days	90 days to 1 year	At 12.31.2018	At 12.31.2017
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.215%	10.227%	11,996	,	11,996	41,467
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	51,766	23,494	75,260	504,815
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	57,750	51,823	109,573	528,801
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	171,115	545,863	716,978	657,610
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Brazilian real	Monthly	7.65%	7.39%	57,561	282,104	339,665	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	280,995	—	280,995	327,632

Total											1,534,467	2,060,325

15.4.2                    Non-current liabilities for leasing agreements December 31, 2018

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Name	Country	Tax ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2018
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	810,185	915,509	1,034,525	1,169,014	9,466,995	13,396,228
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Brazilian real	Monthly	7.65%	7.39%	401,240	—	—	—	—	401,240
TOTAL														13,797,468

15.4.3                    Non-current liabilities for leasing agreements December 31, 2017

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax, ID	Name	Country	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	11,764	—	—	—	—	11,764
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	73,799	—	—	—	—	73,799
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	105,807	—	—	—	—	105,807
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	743,100	839,703	948,864	1,072,216	10,685,852	14,289,735

Total															14,481,105

15.4.4 Current and non-current leasing agreements obligations “Restrictions”

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

NOTE 16 —   TRADE AND OTHER ACCOUNTS PAYABLE, CURRENT AND NON-CURRENT

Trade and other current accounts payable are detailed as follows:

	12.31.2018	12.31.2017
Item	ThCh$	ThCh$
Trade accounts payable	174,486,806	187,872,116
Withholdings tax	47,693,379	49,857,086
Accounts payable Inamar Ltda. (1)	—	356,221
Others	16,665,327	20,566,980
Total	238,845,512	258,652,403

Current	238,109,847	257,519,477
Non-current	735,665	1,132,926
Total	238,845,512	258,652,403

The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery. These lease agreements have an average duration of one to eight years excluding renewal options.

Accruable liabilities pursuant to the Company’s operating leasing agreements are detailed as follows:

Accruable liability
ThCh$
Maturity within one year	3,823,849
Maturity between one and five years	4,259,402
Maturity more than five years	480,963
Total	8,564,214

Total expenses related to operating leases maintained by the Company as of December 31, 2018 amount to ThCh$6,133,282.

NOTE 17 — OTHER PROVISIONS, CURRENT AND NON-CURRENT

17.1                                 Balances

This account is detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Litigation (1)	62,452,526	65,624,166
Total	62,452,526	65,624,166

Current	3,485,613	2,676,418
Non-current	58,966,913	62,947,748
Total	62,452,526	65,624,166

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, detailed as follows:

Detail (see note 21.1)	12.31.2018	12.31.2017
	ThCh$	ThCh$
Tax Contingencies	47,991,514	49,185,234
Labor Contingencies	10,376,830	10,468,704
Civil Contingencies	4,084,182	5,970,228
Total	62,452,526	65,624,166

17.2                                 Movements

The movement of principal provisions over law suits is detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Opening Balance as of January 01	65,624,166	73,081,893
Additional provisions	46,657	2,493,968
Increase (decrease) in existing provisions	(4,998,530)	(19,083,499)
Payments	6,139,963	22,985,793
Reverse unused provision (*)	(2,157,152)	(6,769,384)
Increase (decrease) due to foreign exchange differences	(2,202,578)	(7,084,605)
Total	62,452,526	65,624,166

(*) During fiscal years 2018 and 2017 there have been reversals of provisions amounting to Th$ 2,157,152 and Th$6,769,384, respectively which resulted from fines demanded by the Brazilian Treasury on the use of tax credits, because of favorable rulings on the subject for Rio de Janeiro Refrescos Ltda.

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2018	12.31.2017
	ThCh$	ThCh$
Dividend payable	21,584,314	21,679,922
Other	12,189,900	5,328,055
Total	33,774,214	27,007,977

NOTE 19 —   EQUITY

19.1                                 Number of shares:

	Number of shares subscribed			Number of shares paid in			Number of voting shares
Series	2018	2017	2016	2018	2017	2016	2018	2017	2016
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.1                                                                                                           Equity:

	Subscribed Capital			Paid-in capital
Series	2018	2017	2016	2018	2017	2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574	270,737,574	270,737,574

19.1.2                                                            Rights of each series:

•                                                   Series A: Elects 12 of the 14 Directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2018, the shareholders agreed to pay out of the 2017 earnings are final dividend to complete the 30% required by the Law 18,046 which will be paid in May 2018 , and an additional dividend will be paid in August 2018.

The dividends declared and paid per share are presented below:

Payment month		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2017	January	Interim	2016	19.00	20.90
2017	May	Final	2016	19.00	20.90
2017	August	Additional	Retained Earnings	19.00	20.90
2017	October	Interim	2017	19.00	20.90
2018	January	Interim	2017	21.50	23.65
2018	May	Final	2017	21.50	23.65
2018	August	Additional	Retained Earnings	21.50	23.65
2018	October	Interim	2018	21.50	23.65
2019	January	Interim	2018	21.50	23.65

19.3                                 Other Reserves

The balance of other reserves includes the following:

Description	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(306,674,528)	(237,077,572)	(168,744,355)
Cash flow hedge reserve	(13,668,932)	(3,094,671)	(2,448,175)
Reserve for employee benefit actuarial gains or losses	(1,954,077)	(1,915,587)	(1,785,032)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Other	6,014,568	—	—
Total	110,854,089	185,049,228	254,159,496

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

Details	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$
Brazil	(99,990,343)	(90,156,924)	(58,306,230)
Argentina	(201,118,180)	(128,348,112)	(108,386,213)
Paraguay	8,623,849	(4,862,332)	10,545,453
Exchange rate differences in related companies	(14,189,854)	(13,710,204)	(12,597,365)
Total	(306,674,528)	(237,077,572)	(168,744,355)

The movement of this reserve for the fiscal years ended December 31, 2018, 2017 and 2016, is detailed as follows:

Details	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$
Brazil	(10,313,069)	(32.963.533)	30,138,065
Argentina	(72,770,068)	(19.961.899)	(23,472,215)
Paraguay	13,486,181	(15.407.785)	(11,183,004)
Exchange rate differences in related companies	—	—	3,219,956
Total	(69,596,956)	(68,333,217)	(1,297,198)

19.3.6                       Consolidated statements of comprehensive income

As of December 31, 2018, 2017 and 2016, the detail of the comprehensive income and expense of the term is as follows:

	Gross Balance	Tax	Net Balance
Cash Flow for hedge (1)	(13,151,841)	2,554,551	(10,597,290)
Exchange rate translation differences (1)	(72,455,525)	2,476,204	(69,979,321)
Benefit relate to defined benefit plans	(63,463)	16,184	(47.279)
Total Comprenhensive income as of December 31, 2018	(85,670,829)	5,046,939	(80,623,890)

	Gross Balance	Tax	Net Balance
Cash Flow for hedge (1)	(813,844)	167,348	(646.496)
Exchange rate translation differences (1)	(68,831,435)	232,666	(68.598.769)
Benefit relate to defined benefit plans	(329,477)	84,017	(245.460)
Total Comprenhensive income as of December 31, 2017	(69,974,756)	484,031	(69.490.725)

	Gross Balance	Tax	Net Balance
Cash Flow for hedge (1)	(42.836.575)	13.301.186	(29.535.389)
Exchange rate translation differences (1)	148.686	(2.431.408)	(2.282.722)
Benefit relate to defined benefit plans	(29.423)	7.060	(22.363)
Total Comprenhensive income as of December 31, 2016	(42.717.312)	10.876.838	(31.840.474)

(1)         These concepts will be reclassified to the statements of income when it is settled

The movement of comprehensive income and expense is as follows:

As of December 31, 2018:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	M$	M$	M$
Increase (decrease)	(63,699,788)	(72,455,525)	(334,508)
Deferred taxes	20,217,065	2,476,204	89,366
Reclassification to the result by function	48,415,956	—	271,045
Reclassification of deferred taxes related to other reserves	(15,530,523)	—	(73,182)
Total Changes in Equity	(10,597,290)	(69,979,321)	(47,279)
Equity holders of the parent	(10,597,290)	(69,592,296)	(43,150)
Non-Controlling interests	—	(387,025)	(4,129)
Total Changes in equity as of December 31, 2018	(10,597,290)	(69,979,321)	(47,279)

As of December 31, 2017:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	M$	M$	M$
Increase (decrease)	(14.172.572)	(68.831.435)	(476.044)
Deferred taxes	3.875.908	232.666	121.390
Reclassification to the result by function	13.352.835	—	146.564
Reclassification of deferred taxes related to other reserves	(3.702.667)	—	(37.370)
Total Changes in Equity	(646.496)	(68.598.769)	(245.460)
Equity holders of the parent	(646.496)	(68.333.217)	(130.555)
Non-Controlling interests	—	(265.552)	(114.905)
Total Changes in equity as of December 31, 2017	(646.496)	(68.598.769)	(245.460)

As of December 31, 2016:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	M$	M$	M$
Increase (decrease)	(119.668.724)	148.686	(359.258)
Deferred taxes	38.337.727	(2.431.408)	86.222
Reclassification to the result by function	76.802.629	—	313.341
Reclassification of deferred taxes related to other reserves	(25.007.021)	—	(62.668)
Total Changes in Equity	(29.535.389)	(2.282.722)	(22.363)
Equity holders of the parent	(29.535.389)	(1.297.198)	11.253
Non-Controlling interests	—	(985.524)	(33.616)
Total Changes in equity as of December 31, 2016	(29.535.389)	(2.282.722)	(22.363)

19.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. As of December 31, 2018, 2017 and 2016, this account is detailed as follows:

	Non-controlling Interests
	Ownership %			Shareholders’ Equity			Income
Details	2018	2017	2016	December 2018	December 2017	December 2016	December 2018	December 2017	December 2016
				ThCh$	ThCh$	ThCh$	ThCh $	ThCh $	ThCh $
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	23,260	13,765	12,209	3,633	5,590	5,502
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	2,113	2,213	2,062	96	711	785
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	5,378,074	5,045,792	5,337,687	556,112	502,945	504,806
Vital S.A.	35.0000	35.0000	35.0000	7,674,785	9,261,108	9,054,947	271,063	283,327	319,858
Vital Aguas S.A.	33.5000	33.5000	33.5000	1,986,493	2,117,098	2,027,879	36,696	151,647	23,744
Envases Central S.A.	40.7300	40.7300	40.7300	4,836,892	5,483,317	5,129,661	(20,225)	220,715	668,425
Total				19,901,617	21,923,293	21,564,445	847,375	1,164,935	1,523,120

The following tables presents summarized information regarding the Company´s subsidiaries owned by third parties as of December 31, 2018, 2017 and 2016:

December 31,2018	Embotelladora Del Atlantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	78,222,876	4,329,932	37,309,706	16,005,424	4,616,490	13,737,336
Total non-current assets	156,224,157	9,251,880	248,751,791	16,969,708	5,287,639	12,239,33
Total current liabilities	82,148,269	2,309,810	21,870,719	11,018,878	3,803,117	13,063,735
Total non-current liabilities	15,897,476	1,169,270	16,323,385	28,298	171,184	1,041,400
Net sales	406,216,738	16,034,964	149,588,252	56,724,318	15,859,403	59,433,099
Net Income	21,304,406	458,980	25,630,364	774,466	109,539	(112,302)

December 31,2017	Embotelladora Del Atlantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	97,285,008	7,143,561	30,419,844	21,135,712	4,296,412	8,343,734
Total non-current assets	94,369,129	6,413,307	234,278,288	19,691,418	5,876,875	14,243,627
Total current liabilities	109,594,738	2,944,499	17,297,339	14,244,283	3,698,382	7,410,662
Total non-current liabilities	1,339,723	28,444	14,487,776	128,071	157,558	1,710,709
Net sales	544,585,291	20,698,427	141,277,230	68,884,622	14,642,493	39,205,943
Net Income	32,781,977	3,398,080	23,179,968	809,507	452,679	541,927

December 31,2016	Embotelladora Del Atlantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	110,564,779	6,680,394	35,283,479	19,265,466	4,783,537	8,508,056
Total non-current assets	98,518,204	7,381,968	243,615,898	22,297,712	6,298,423	12,034,286
Total current liabilities	132,431,541	4,061,713	17,192,489	15,246,108	4,884,341	7,333,325
Total non-current liabilities	1,621,792	141,258	16,011,340	445,794	144,250	614,711
Net sales	507,946,578	20,601,647	132,005,503	75,788,427	14,437,818	40,342,848
Net Income	32,268,140	3,754,831	23,045,844	913,880	70,878	1,641,112

19.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2018
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	46,001,994	50,601,377	96,603,371
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	97.20	106.92	102.06

	12.31.2017
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	56,112,755	61,723,035	117,835,790
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	118.56	130.42	124.49

	12.31.2016
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	43,107,979	47,418,012	90,525,991
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	91.08	100.19	95.64

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets.

Cross Currency Swaps, also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a rate corresponding to the risk of the operation. The basis of the information used in the calculations is obtained in the market by using the Bloomberg terminal. Currently Embotelladora Andina maintains Cross Currency Swap for BRL/USD, for which it is necessary to discount future cash flows in Brazilian Reais and in U.S. Dollars. For this calculation, the Company uses as discount curves, the Brazilian Real Zero-Coupon and the U.S. Dollar Zero-Coupon.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles. To perform the above calculation, the Company uses market information available on the Bloomberg terminal.

As of the closing dates as of December 31, 2018 and December 31, 2017, the Company held the following derivative instruments:

20.1                Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swaps associated with US Bonds

At December 31, 2018, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$360 million into Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of December 31, 2018 amounted to ThCh$87,446,662. These swap contracts have the same terms of the underlying bond obligation and expire in 2023. Additionally, the fair value of these derivatives which is lower than the hedged items amounted to ThCh$14,089,111 and has been recognized within other equity reserves as of December 31, 2018. The ineffective portion for ThCh$2,07,802 in losses associated with this hedge was recorded in other gains and losses as of December 31, 2018.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income amounted to ThCh$25,302,080 as of  December 31, 2018.

20.2. Forward currency transactions expected to be very likely:

During 2018 and 2017, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during these years. The total amount of outstanding forward contracts was US$56.8 million as of December 31, 2018 (US$62.8 million as of December 31, 2017). These agreements were recorded at fair value, resulting in net earnings due to hedge recycling of ThCh$7,583,354 for the period ended December 31, 2018, and hedge asset and liabilities of ThCh$669,527 and ThCh$130,829, respectively. Contracts that ensure future flows of foreign currency have been designated as hedge agreements, as of December 31, 2018 with a pending amounted to be recycled to income in the amount of ThCh$397,151.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Fair value hierarchy

As of  December 31, 2018, the Company had total assets related to its foreign exchange derivative contracts for ThCh$88,116,189 (ThCh$62,367,852  as of December 31, 2017) and liabilities for ThCh$130,829 as of December 31, 2018 (ThCh$445,278  as of December 31, 2017). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

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

	Fair Value Measurements at December 31, 2018
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Other current financial assets	—	669,527		669,527
Other non-current financial assets	—	87,446,662	—	87,446,662
Total assets	—	88,116,189	—	88,116,189
Liabilities
Current liabilities
Other current financial liabilities	—	130,829	—	130,829
Total liabilities	—	130,829	—	130,829

	Fair Value Measurements at December 31, 2017
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	469,019	—	469,019
Other non-current financial assets	—	61,898,833	—	61,898,833
Total assets	—	62,367,852	—	62,367,852
Liabilities
Current liabilities
Other current financial liabilities	—	445,278	—	445,278
Total liabilities	—	445,278	—	445,278

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                                                              Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)        Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$948,042. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$656,817 to guaranty judicial liabilities

2)        Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$55,518,871 Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees as of December 31, 2018 and December 31, 2017, amounted to ThCh$31,143,415 and ThCh$31,953,725, respectively.

To ensure fulfillment of the obligations arising from judicial proceedings faced in Brazil, Rio de Janeiro Refrescos Ltda., has taken guarantee insurance and guarantee letters amounting to R$986,396,119 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.44% annual commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for R$598,745,218, was settled in favor of the Company, and additionally during 2017 several trials were settled in favor of the Company in the amount for R$135,282,155 however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$346,232,541.

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

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting R$1,138,749,846 (including readjustments of current lawsuits), the Company recorded a provision for the beginning of business combination accounting in the amount R$203,070,206 equivalent to ThCh$36,411,450.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criterion, an initial provision has been made in the business combination accounting for an amount of R$76,883,016 equivalent to ThCh$13,785,489.

3)        Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$5,970,453. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)        Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$15,160. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2                                 Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	12.31.2018	12.31.2017
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	—	17,991,202
Gas Licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Hospital Militar	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	—	4,727
Parque Arauco	Servicios Multivending	Subsidiary	Cash and cash equivalents	Trade and other receivables	—	5,345
Aeropuerto Nuevo Pudahuel	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	—	10,129
Hospital FACH	Servicios Multivending	Subsidiary	Cash and cash equivalents	Other receivables	—	697
Inmob. E Invers. Supetar Ltda	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	4,579	4,579
Bodegas San Francisco Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	—	6,483
Maria Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Reclamaciones Trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	5,336,644	4,626,086
Reclamaciones Civiles Y Tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	12,597,136	13,104,186
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	13,209,635	14,223,453
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	369	659
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	553	989
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	395	707
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	7	12
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	21,420	38,315
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	40,682	72,768
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,645	2,943
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	254,430	455,104
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	78	140
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	3,317	5,934
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,612	8,249
Locadores Varios	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	46,169	53,900
Aduana De EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	3,013	6,608
Municipalidad De Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,592	5,755
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,949	8,853
Municipalidad De Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	72	128
Migoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	112	—
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	309	1,226
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	231,077	—
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	35	62
Lopez Gustavo Gerardo C/Inti Saic Y Otros	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	226	403
Fondo Fima Ahorro Plus C	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, financial assets	—	519
Tribunal Superior De Justicia De La Provincia De Córdoba	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	290	—
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial Deposit	Other non-current, non-financial assets	41,465	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	4,164	3,782
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	904	800
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	758	715
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,251	1,107
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,191	1,054
Total					31,816,784	50,651,324

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Amounts involved
Warranty creditor	Name	Relationship	Guarantee	Type	12.31.2018	12.31.2017
					ThCh$	ThCh$
Importadora Casa y Regalos	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	—	2,050
Inmobiliaria e Inversiones Gestion Activa Ltda	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance lease contract	—	4,585
Inmobiliaria Portofino	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	—	900
Teléfonica Chile S.A.	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	—	1,000
Inmobiliaria San Martin Logista S.A	Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee bond	—	3,461
Employee procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2,601,353	1,496,862
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	8,233,853	7,185,511
Gobierno Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	116,192,877	91,903,312
Gobierno Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	43,015,207	20,527,817
HSBC	Sorocaba Refrescos S.A.	Associate	Loan	co-signers	3,586,095	3,716,747
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	3,236,092	2,449,103
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	699,502	63,777
Aduana de Ezeiza	Andina Empaques S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	182,459	347,990

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

Interest Rate Risk

As of December 31, 2018, the Company maintains all of its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate in the amount of UF16,928 million denominated in UF (“UF”), a currency indexed to inflation in Chile (the Company’s sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for US$365 million (original amount issued US$575 million and partial prepayment in October 2019 for US$210 million), denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps.

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

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating —according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 91% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$63,322,758. A provision of ThCh$1,343,691 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

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

a)        Exposure of foreign investment

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

a.1 Investment in Argentina

As of December 31, 2018, the Company maintains a net investment of ThCh$141,415,980 in Argentina, composed by the recognition of assets amounting to ThCh$241,496,143 and liabilities amounting to Ch$100,080,163. These investments accounted for 24.6% of the Company’s consolidated sales revenues

As of December 31, 2018, the Argentine peso devalued by 44.1% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso depreciated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$1,008,205 and a decrease in equity of ThCh$4,547,092, originated by lower asset recognition of ThCh$8,049,598 and by lower liabilities recognition of ThCh$3,502,506.

a.2 Investment in Brazil

As of December 31, 2018, the Company maintains a net investment of ThCh$266,078,105 in Brazil, composed by the recognition of assets amounting to ThCh$814,443,115 and liabilities amounting to ThCh$548,365,009. These investments accounted for 32.3% of the Company’s consolidated sales revenues.

As of December 31, 2018, the Brazilian Real devalued by 3.5% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real depreciated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$1,755,781 and a decrease in equity of ThCh$12,297,287, originated by lower asset recognition of ThCh$36,589,434 and by lower liabilities recognition of ThCh$ 24,292,147.

a.3 Investment in Paraguay

As of December 31, 2018, the Company maintains a net investment of ThCh$247,867,392 in Paraguay, composed by the recognition of assets amounting to ThCh$286,061,496 and liabilities amounting to ThCh$38,194,104. These investments accounted for 8.9% of the Company’s consolidated sales revenues.

As of December 31, 2018, the Paraguayan Guarani appreciated by 6.0% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$1,220,490 and a decrease in equity of ThCh$11,738,373 originated by lower asset recognition of ThCh$13,360,934 and lower liabilities recognition of ThCh$1,622,561.

b)        Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2018, the Company maintains a net liability position totaling ThCh$251,124,893, basically composed of bonds payable and leasing contracts for ThCh$257,041,934 partially offset by financial assets denominated in dollars for ThCh$5,917,041.

All U.S. Dollar liabilities amounting to ThCh$257,041,934 correspond to dollar liabilities of the Chilean, Argentinean and Brazilian operations and are, therefore, exposed to the volatility of the Chilean peso against the U.S. Dollar.

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

The Company’s net exposure as of December 31, 2018, to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$2,466,157.

c) Assets purchased or indexed to foreign currency exposure

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

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates a 12-month forward horizon. As of December 31, 2018, US$56.8 million for future purchases have been hedged-for the following 12 months.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$5,861,388 as of December 31, 2018. Currently, the Company has contracts to hedge this effect in Chile, Argentina, Paraguay and Brazil.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these Consolidated Financial Statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$7,762,189 in earnings for the period ended December 31, 2018. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

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

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
	1 year	More than 1 year up to 2	More than 2 years up to 3	More than 3 up to 4	More than 4 years
Item	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	21,579,550	1,597,027	787,777	772,051	81,286
Bond payable	42,991,809	42,909,590	39,560,554	39,411,666	844,765,446
Operating lease obligations	7,305,508	9,516,692	9,072,970	9,032,343	22,059,516
Purchase obligations	64,406,811	9,126,536	9,338,111	233,004	240,600
Total	136,283,678	63,149,845	58,759,412	49,449,064	867,146,848

NOTE 23 — EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2018	01.01.2017	01.01.2016
	12.31.2018	12.31.2017	12.31.2016
Details	ThCh$	ThCh$	ThCh$
Direct production costs	759,229,954	815,455,280	776,824,622
Payroll and employee benefits	266,966,841	287,458,526	288,293,137
Transportation and distribution	137,428,173	163,361,088	153,675,961
Marketing	17,345,951	29,209,904	39,981,813
Depreciation and amortization	99,594,446	99,163,891	97,334,452
Repairs and maintenance	28,120,097	34,253,824	34,511,508
Other expenses	138,860,649	181,249,647	173,168,224
Total (1)	1,447,546,111	1,610,152,160	1,563,789,717

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

NOTE 24 — OTHER INCOME

Other income by function is detailed as follows:

	01.01.2018	01.01.2017	01.01.2016
	12.31.2018	12.31.2017	12.31.2016
Details	ThCh$	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	1,984,547	312,470	318,771
Recovery AFIP claim	232,617	—	1,034,040
Others	392,004	238,364	408,088
Total	2,609,168	550,834	1,760,899

NOTE 25 — OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2018	01.01.2017	01.01.2016
Detail	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$
Contingencies and Non-operating fees	10,192,495	5.377.190	9,959,181
Tax on bank debits	4,653,929	7,669,234	7,006,261
Disposal and write-off of Property, plant and equipment	262,366	3,025,497	4,800,278
Others	948,973	629,550	999,447
Total	16,057,763	16,701,471	22,765,167

NOTE 26 — FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2018	01.01.2017	01.01.2016
Detail	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$

Interest income	1,046,580	8,370,338	8,466,177
Other interest income	2,893,664	2,824,037	1,195,515
Total	3,940,244	11,194,375	9,661,692

b)             Finance expenses

	01.01.2018	01.01.2017	01.01.2016
Detail	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$

Bond interest	38,547,682	42,178,816	41,652,154
Bank loan interest	1,828,588	5,553,485	3,990,853
Other interest costs	14,638,390	7,488,068	5,731,964
Total	55,014,660	55,220,369	51,374,971

NOTE 27 — OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2018	01.01.2017	01.01.2016
Details	12.31.2018	12.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$

Gains (loss) on derivative transactions raw materials	—	—	(1,466)
(Losses) gains on ineffective portion of hedge derivatives	(2,707,802)	(2,536,079)	(3,378,484)
Other income and (expenses)	(57)	(1,190)	(7,427)
Total	(2,707,859)	(2,537,269)	(3,387,377)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of December 31, 2018 and December 31, 2017, are the following:

CURRENT ASSETS	12.31.2018	12.31.2017
	ThCh$	ThCh$
Cash and cash equivalents	137,538,613	136,242,116
US Dollars	5,917,041	6,973,298
Euros	51,401	17,245
Chilean pesos	86,121,695	80,985,719
Brazilian Real	28,040,970	21,779,408
Argentine Pesos	6,726,906	19,681,449
Paraguayan Guarani	10,680,600	6,804,997

Other financial assets	683,567	14,138,161
U.S. Dollars	—	—
Chilean pesos	355,126	—
Unidad de Fomento	—	13,647,997
Brazilian Real	14,040	366,595
Argentine Pesos	300,359	123,569
Paraguayan Guarani	14,042	—

Other non-financial assets	5,948,923	5,611,861
US Dollars	45,053	70,975
Unidad de Fomento	78,623	9,790
Chilean pesos	3,589,253	3,049,402
Brazilian Real	1,275,073	1,447,790
Argentine Pesos	460,125	632,428
Paraguayan Guarani	500,796	401,476

Trade and other accounts receivable, net	174,113,323	191,284,680
US Dollars	863,794	541,579
Euros	52,332	112,763
Unidad de Fomento	1,414,800	1,673,147
Chilean pesos	73,028,244	75,797,942
Brazilian Real	66,585,089	75,387,122
Argentine Pesos	25,000,141	30,870,192
Paraguayan Guarani	7,168,923	6,901,935

Accounts receivable from related companies	9,450,263	5,370,232
US Dollars	26,557	16,674
Chilean pesos	6,911,814	5,172,144
Brazilian Real		—
Argentine Pesos	2,511,892	181,414

Inventory	151,319,709	131,363,000
US Dollars	2,197,382	3,046,600
Euros	12,522	262,204
Chilean pesos	50,130,341	39,750,597
Brazilian Real	36,797,523	33,834,631
Argentine Pesos	46,394,230	43,857,361
Paraguayan Guarani	15,787,711	10,611,607

Current tax assets	2,532,056	—
Chilean pesos	—	—
Brazilian Real	2,532,056	—

Total Current Assets	481,586,454	484,010,050
US Dollars	9,049,827	10,649,126
Euros	116,255	392,212
Unidad de Fomento	1,493,423	15,330,934
Chilean pesos	220,136,473	204,755,804
Brazilian Real	135,244,751	132,815,546
Argentine Pesos	81,393,653	95,346,413
Paraguayan Guarani	34,152,072	24,720,015

NON-CURRENT ASSETS	12.31.2018	12.31.2017
	ThCh$	ThCh$
Other financial assets	97,362,295	74,259,085
Chilean pesos	—	2,212,688
Brazilian Real	87,446,661	63,531,839
Argentine Pesos	9,915,634	8,514,558

Other non-financial assets	34,977,264	47,394,345
US Dollars	22,917	—
Unidad de Fomento	314,283	—
Chilean pesos	47,532	395,857
Brazilian Real	32,070,120	45,334,405
Argentine Pesos	2,315,682	1,626,255
Paraguayan Guarani	206,730	37,828

Trade and other receivables	1,270,697	2,395,851
Unidad de Fomento	1,204,097	2,335,322
Argentine Pesos	90	2,193
Paraguayan Guarani	66,510	58,336

Accounts receivable from related parties	74,340	156,492
Chilean pesos	74,340	156,492

Investments accounted for under the equity method	102,410,945	86,809,069
Chilean pesos	50,136,221	33,789,538
Brazilian Real	52,274,724	53,019,531

Intangible assets other than goodwill
US Dollars	668,822,553	663,272,878
Chilean pesos	4,960,399	3,959,421
Brazilian Real	306,508,710	307,165,028
Argentine Pesos	182,657,545	188,401,129
Paraguayan Guarani	2,101,571	922,226
	172,594,328	162,825,074
Goodwill
Chilean pesos	117,229,173	93,598,217
Brazilian Real	9,523,767	9,523,767
Argentine Pesos	72,059,356	72,488,336
Paraguayan Guarani	28,318,129	4,672,971
	7,327,921	6,913,143
Property, plant and equipment
US Dollars	710,770,968	659,750,499
Euros	—	190,365
Chilean pesos	—	5,362,096
Brazilian Real	381,732	271,391,436
Argentine Pesos	271,625,978	240,781,729
Paraguayan Guarani	252,674,783	77,580,966
	117,532,176	64,443,907
Deferred income tax assets	68,556,299
Argentine Pesos		3,212,981
	—	3,212,981
	—
Total Non-Current Assets	1,732,918,235	1,630,849,417
US Dollars	4,983,316	4,149,786
Euros	381,732	5,362,096
Unidad de Fomento	1,518,380	2,335,322
Chilean pesos	637,916,548	624,634,806
Brazilian Real	679,183,189	663,556,969
Argentine Pesos	160,183,282	96,532,150
Paraguayan Guarani	248.751.788	234,278,288

	12.31.2018			12.31.2017
CURRENT LIABILITIES	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, current	9,377,421	46,737,556	56,114,977	13,536,530	54,444,875	67,981,405
U.S. Dollars	130,829	3,304,011	3,434,840	25,540	4,563,131	4,588,671
Unidad de Fomento	7,831,899	10,536,509	18,368,408	6,735,155	9,892,144	16,627,299
Chilean pesos	—	9,681,676	9,681,676	—	10,342,404	10,342,404
Brazilian Real	1,413,622	20,833,877	22,247,499	5,084,725	15,589,691	20,674,416
Argentinean pesos	1,071	1,357,285	1,358,356	1,691,110	13,185,694	14,876,804
Paraguayan Guaraní	—	1,024,198	1,024,198	—	871,811	871,811

Trade and other accounts payable, current	234,715,484	3,394,363	238,109,847	251,516,304	6,003,173	257,519,477
U.S. Dollars	14,514,082	—	14,514,082	11,716,262	29,728	11,745,990
Euros	4,311,724	59,951	4,371,675	2,202,581	80,070	2,282,651
Unidad de Fomento	192,055	—	192,055	2,198,131	—	2,198,131
Chilean pesos	81,099,246	3,334,412	84,433,658	82,576,800	5,823,291	88,400,091
Brazilian Real	68,940,973	—	68,940,973	74,524,169	—	74,524,169
Argentinean pesos	54,846,437	—	54,846,437	69,859,508	52,403	69,911,911
Paraguayan Guaraní	10,805,605	—	10,805,605	8,437,188	17,681	8,454,869
Other currencies	5,362	—	5,362	1,665	—	1,665
	—	—	—
Accounts payable to related companies, current	45,687,476	140,383	45,827,859	33,728,629	232,808	33,961,437
U.S. Dollars	—	—	—	—	—	—
Unidad de Fomento	—	—	—	—	—	—
Chilean pesos	27,729,583	140,383	27,869,966	15,297,780	232,808	15,530,588
Brazilian Real	12,478,179	—	12,478,179	18,430,849	—	18,430,849
Argentinean pesos	5,479,714	—	5,479,714	—	—	—
Paraguayan Guaraní	—	—	—

Other provisions, current	1,789,275	1,696,338	3,485,613	2,616,340	60,078	2,676,418
Chilean pesos	1,789,275	1,681,178	3,470,453	2,616,340	—	2,616,340
Paraguayan Guaraní	—	15,160	15,160	—	60,078	60,078

Tax liabilities, current	4,302,370	5,036,242	9,338,612	543,874	2,641,091	3,184,965
Chilean pesos	4,302,370	1,184,842	5,487,212	184,406	—	184,406
Brazilian Real	—	—	—	359,468	359,468	718,936
Argentinean pesos	—	2,980,634	2,980,634	—	2,155,680	2,155,680
Paraguayan Guaraní	—	870,766	870,766	—	125,943	125,943

Employee benefits current provisions	10,189,264	23,021,715	33,210,979	—	35,955,643	35,955,643
Chilean pesos	1,177,114	4,854,163	6,031,277	—	6,365,543	6,365,543
Brazilian Real	—	17,180,455	17,180,455	—	16,412,363	16,412,363
Argentinean pesos	9,012,150	—	9,012,150	—	12,371,827	12,371,827
Paraguayan Guaraní	—	987,097	987,097	—	805,910	805,910

Other non-financial liabilities, current	1,346,839	32,427,375	33,774,214	648,171	26,359,806	27,007,977
Unidad de Fomento	—	—	—	—	—	—
Chilean pesos	869,964	32,276,377	33,146,341	190,529	26,111,396	26,301,925
Brazilian Real	—	—	—	—	—	—
Argentinean pesos	476,875	—	476,875	457,642	—	457,642
Paraguayan Guaraní	—	150,998	150,998	—	248,410	248,410

Total current liabilities	307,408,129	112,453,972	419,862,101	302,589,848	125,697,474	428,287,322
U.S. Dollars	14,644,911	3,304,011	17,948,922	11,741,802	4,592,859	16,334,661
Euros	4,311,724	59,951	4,371,675	2,202,581	80,070	2,282,651
Unidad de Fomento	8,023,954	10,536,509	18,560,463	8,933,286	9,892,144	18,825,430
Chilean pesos	116,967,552	53,153,031	170,120,583	100,865,855	48,875,442	149,741,297
Brazilian Real	82,832,774	38,014,332	120,847,106	98,399,211	32,361,522	130,760,733
Argentinean pesos	69,816,247	4,337,919	74,154,166	72,008,260	27,765,604	99,773,864
Paraguayan guaraní	10,805,605	3,048,219	13,853,824	8,437,188	2,129,833	10,567,021
Other currencies	5,362	—	5,362	1,665	—	1,665

	12.31.2018				12.31.2017
NON CURRENT LIABILITIES	More than 1 up to 3 years	More than 3 years up to 5 years	More than 5 years	Total	More than 1 up to 3 years	More than 3 years up to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	28,642,101	276,409,074	411,512,603	716,563,778	8,185,760	8,153,247	659,428,194	675,767,201
U.S. Dollars	—	250,976,154	—	250,976,154	513,788	—	350,016,750	350,530,538
Unidad de Fomento	25,634,958	23,105,123	402,045,609	450,785,690	—	2,092,245	298,725,592	300,817,837
Chilean pesos	—	—	—	—	—	—	—	—
Brazilian Real	3,007,143	2,327,797	9,466,994	14,801,934	7,671,972	6,061,002	10,685,852	24,418,826

Non-current accounts payable	735,665	—	—	735,665	1,132,926	—	—	1,132,926
U.S. Dollars	585,289	—	—	585,289	748,565	—	—	748,565
Chilean pesos	148,680	—	—	148,680	356,221	—	—	356,221
Argentinean pesos	1,696	—	—	1,696	28,140	—	—	28,140

Other provisions, non-current	3,448,042	55,518,871	—	58,966,913	62,947,748	—	—	62,947,748
Chilean pesos	2,500,000	—	—	2,500,000	5,000,000			5,000,000
Brazilian Real	—	55,518,871	—	55,518,871	56,607,720	—	—	56,607,720
Argentinean pesos	948,042	—	—	948,042	1,340,028	—	—	1,340,028
Paraguayan Guaraní	—	—	—	—

Deferred tax liabilities	16,607,605	101,512,040	27,126,303	145,245,948	19,317,808	91,769	105,794,989	125,204,566
Chilean pesos	497,175	81,630,530	11,899,975	94,027,680	252,448	91,769	92,319,662	92,663,879
Brazilian Real	—	19,881,510	—	19,881,510	19,065,360	—	—	19,065,360
Argentinean pesos	16,110,430	—	—	16,110,430
Paraguayan Guaraní	—	—	15,226,328	15,226,328	—	—	13,475,327	13,475,327

Employee benefits non-current provisions	742.297	240,148	8,433,096	9,415,541	359,760	62,742	7,863,853	8,286,355
Chilean pesos	230.528	240,148	8,433,096	8,903,772	163,756	62,742	7,863,853	8,090,351
Paraguayan Guaraní	511.769	—	—	511,769	196,004	—	—	196,004

Other non-financial liabilities, non-current	—	—	—	—	—	—	—	—
Brazilian Real	—	—	—	—	—	—	—	—
Argentinean pesos	—	—	—	—

Total non-current liabilities	50,175,710	433,680,133	447,072,002	930,927,845	91,944,002	8,307,758	773,087,036	873,338,796
U.S. Dollars	585,289	250976154	—	251,561,443	1,262,353	—	350,016,750	351,279,103
Unidad de Fomento	25,634,958	23,105,123	402,045,609	450,785,690	—	2,092,245	298,725,592	300,817,837
Chilean pesos	3,376,383	81,870,678	20,333,071	105,580,132	5,772,425	154,511	100,183,515	106,110,451
Brazilian Real	3,007,143	77,728,178	9,466,994	90,202,315	83,345,052	6,061,002	10,685,852	100,091,906
Argentinean pesos	17,060,168	—	—	17,060,168	1,368,168	—	—	1,368,168
Paraguayan Guaraní	511,769	—	15,226,328	15,738,097	196,004	—	13,475,327	13,671,331

NOTE 29 — SUBSEQUENT EVENTS

There are no subsequent events that may significantly affect the Company’s consolidated financial position as of December 31, 2018.