Form 20-F
period 2019-12-31
ANDINA BOTTLING CO INC
filed 2020-04-29
CIK 925261

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

Commission file number 001-13142

Embotelladora Andina S.A.
(Exact name of Registrant as specified in its charter)
Andina Bottling Company
(Translation of Registrant’s name into English)
Republic of Chile
(Jurisdiction of incorporation or organization)
Miraflores 9153, 7th Floor Renca - Santiago, Chile
(Address of principal executive offices)
Ignacio Morales, Tel. (56-2) 2338-0520 E-mail: ignacio.morales @koandina.com Miraflores 9153, 7th Floor - Renca - Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Shares, Series B Shares of Registrant represented by American Depositary Shares	AKO.A AKO.B	New York Stock Exchange

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Yes ☒ No

INTRODUCTION

Certain Definitions

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

•	the “Company,” “we,” “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;
•	“Andina Argentina” means our subsidiary, Embotelladora del Atlántico S.A., or EDASA;
•	“Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;
•	“AEASA” means our subsidiary, Andina Empaques Argentina S.A;
•	“EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;
•	“PARESA” means our subsidiary, Paraguay Refrescos S.A;
•	“Envases CMF” means our affiliate, Envases CMF S.A.;
•	“ECSA” means our subsidiary, Envases Central S.A.;
•	“Vital Jugos” means our subsidiary, VJ S.A., previously known as Vital S.A. and subsequently Vital Jugos S.A.;
•	“VASA” means our subsidiary, Vital Aguas S.A.;
•	“TAR” means our subsidiary, Transportes Andina Refrescos Ltda;
•	“TP” means our subsidiary, Transportes Polar S.A;
•	“The Coca-Cola Company” means The Coca-Cola Company or any of its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil, and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina;
•	the “Chilean territory” means the regions of Antofagasta, Atacama, Coquimbo, Metropolitan Region of Santiago, Aysén and Magallanes and the provinces of Cachapoal and San Antonio;
•	the “Brazilian territory” means the greater part of the State of Rio de Janeiro, the totality of the State of Espírito Santo and parts of the state of São Paulo and the state of Minas Gerais;
•	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Santa Fe, Entre Rios, La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego as well as the western part of the province of Buenos Aires; and,
•	the “Paraguayan territory” means the country of Paraguay.

Presentation of Financial and Certain Other Information

Unless otherwise specified, references herein to “dollars”, “U.S. dollars” or “US$” are to United States dollars; references to “pesos”, “Chilean pesos”, “Ch$” or “ThCh$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “real”, “reais” or “R$” are to Brazilian reais; and references to “guaraníes”, “guaraní” or “G$” are to Paraguayan guaraníes. References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official consumer price index of the Instituto Nacional de Estadísticas (the “Chilean National Institute of Statistics”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean consumer price index during the prior calendar month. Certain percentages and amounts contained in this annual report have been rounded for ease of presentation.

The Company’s consolidated financial statements for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

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

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2018 and 2019 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

•	The statement of financial position (balance sheet): Non-cash items are expressed in the current currency at the balance sheet date and translated to the presentation currency of the closing exchange rate. Losses and gains are included in net earnings (fiscal year income).
•	First adoption of a hyperinflationary economy was in 2018: Losses and gains by correction of current non-monetary items the previous year are recorded in accumulated results as of January 1, 2018.
•	The income statement: Income statement items are expressed in the current currency unit at the end of the reporting period, using the variation of the general price index from the date on which the expenses and revenues were accrued, and translated to the presentation currency at closing exchange rate.
•	Cash flow statement: Cash flow statement items are expressed in the current currency unit at the end of the reporting period and translated to the presentation currency at closing exchange rate.

For more information on the effects of the hyperinflationary environment in Argentina see note 2.5 of our consolidated financial statements included herein.

Unless otherwise specified, our financial data is presented herein in Chilean pesos.

Forward-Looking Statements

This annual report includes forward looking statements, principally under the captions, “Item 4. Information on the Company—Part B. Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Examples of such forward-looking statements include:

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

The summary consolidated financial information as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 has been derived from our audited consolidated financial statements included in this annual report. The summary consolidated financial information as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 has been derived from our audited consolidated financial statements not included herein.

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

Our Argentine subsidiaries have been operating in an environment that in 2018 and 2019 was classified as hyperinflationary. For a description of the conversion criteria from the functional currency to the presentation currency, see “Introduction – Presentation of Financial and Certain Other Information” and note 2.5 of our consolidated financial statements included herein.

	For the year ended December 31,
	2015	2016	2017	2018	2019
	(in million Chilean pesos)
INCOME STATEMENT DATA
Net sales	1,877,394	1,777,459	1,848,879	1,672,916	1,779,025
Cost of sales	(1,106,706)	(1,033,910)	(1,069,025)	(968,028)	(1,048,344)
Gross profit	770,688	743,549	779,854	704,888	730,681
Other income	472	1,761	551	2,609	40,947
Distribution expenses	(202,491)	(183,677)	(192,928)	(165,775)	(166,996)
Administrative expenses	(352,601)	(346,203)	(348,199)	(313,743)	(325,904)
Other expenses	(21,983)	(22,765)	(16,701)	(16,058)	(26,183)
Other (expense) income, net	(6,301)	(3,387)	(2,537)	(2,708)	3
Financial income	10,118	9,662	11,194	3,940	45,156
Financial expenses	(55,669)	(51,375)	(55,220)	(55,015)	(46,209)
Share of (loss) profit of investments accounted for using the equity method	(2,328)	(263)	(80)	1,411	(3,415)
Foreign exchange differences	(2,856)	(68)	(1,370)	(1,449)	(4,131)
Loss from differences in indexed financial assets and liabilities	(7,308)	(6,378)	(3,763)	(5,085)	(7,536)
Net income before income taxes	129,741	140,856	170,798	153,016	236,413
Income tax expense	(41,643)	(48,807)	(51,797)	(55,565)	(61,167)
Net income	88,098	92,049	119,001	97,451	175,246

BALANCE SHEET DATA
Assets
Current assets
Cash and cash equivalents	129,160	141,264	136,242	137,539	157,568
Other financial assets	87,492	60,153	14,138	684	347
Other non-financial assets	8,686	8,601	5,612	5,949	16,189
Trade and other accounts receivable, net	176,386	190,524	191,285	174,113	191,078
Accounts receivable from related parties	4,611	5,789	5,370	9,450	10,836
Inventories	133,333	144,709	131,363	151,320	147,641
Current tax assets	7,742	1,702	-	2,532	9,815
Total current assets	547,410	552,742	484,010	481,586	533,474

Non-current assets
Other financial assets	181,491	80,181	74,259	97,362	110,784
Other non-financial assets	18,290	35,247	47,349	34,977	125,636
Trade and other receivables	5,932	3,528	2,396	1,271	524
Accounts receivable from related parties	15	148	156	74	283
Investments accounted for under the equity method	54,191	77,198	86,809	102,411	99,867
Intangible assets other than goodwill	665,666	680,996	663,273	668,823	675,075
Goodwill	95,836	102,920	93,598	117,229	121,222
Property, plant and equipment	640,530	666,151	659,750	710,771	722,719
Deferred tax assets	-	-	3,213	-	1,364
Total non-current assets	1,661,951	1,646,367	1,630,849	1,732,918	1,857,474
Total assets	2,209,361	2,199,110	2,114,859	2,214,505	2,390,948

Liabilities
Current liabilities
Other financial liabilities	62,218	64,801	67,981	56,115	40,594
Trade and other accounts payable	212,526	242,836	257,519	238,110	243,701
Accounts payable to related parties	48,653	44,120	33,961	45,828	53,638
Provisions	326	683	2,676	3,486	2,069
Income taxes payable	7,495	10,829	3,185	9,339	6,762
Employee benefits current provisions	31,791	35,653	35,956	33,211	38,393
Other non-financial liabilities	17,565	20,613	27,008	33,774	26,502
Total current liabilities	380,574	419,535	428,287	419,862	411,658

Non-current liabilities
Other long-term current financial liabilities	765,299	721,571	675,767	716,564	743,327
Trade and other payables	9,303	9,510	1,133	736	620
Accounts payable to related parties	-	-	-	-	19,778
Provisions	63,976	72,399	62,948	58,967	67,039
Deferred income tax liabilities	130,202	125,609	125,205	145,246	169,450
Post-employment benefit liabilities	8,230	8,158	8,286	9,416	10,173
Other non-financial liabilities	243	159	-	-	-
Total non-current liabilities	977,253	937,405	873,339	930,928	1,010,386

Issued capital	270,738	270,738	270,738	270,738	270,738
Retained earnings	274,755	295,709	335,523	462,221	600,918
Other reserves	284,982	254,159	185,049	110,854	76,994
Equity attributable to equity holders of the parent	830,474	820,606	791,310	843,813	948,650
Non-controlling interests	21,060	21,564	21,923	19,902	20,254
Total equity	851,534	842,170	813,233	863,715	968,904
Total liabilities and equity	2,209,361	2,199,110	2,114,859	2,214,505	2,390,948

	For the year ended December 31,
	2015	2016	2017	2018	2019
	(in million Chilean pesos, except share and per share data and other operating data)
CASH FLOW DATA
Net cash flows generated from operating activities	264,909	223,447	247,960	235,279	255,148
Net cash flows used in investing activities	(103,131)	(113,916)	(168,831)	(118,086)	(110,048)
Net cash flows provided by (used in) financing activities	(98,560)	(98,225)	(78,346)	(114,635)	(127,113)
Net increase in cash and cash equivalents before exchange differences	63,218	11,306	783	2,558	17,988
Effects of exchange differences on cash and cash equivalents	(13,571)	797	(5,805)	3,574	4,048
Effects of inflation on cash and cash equivalents in Argentina	-	-	-	(4,836)	(2,007)
Net increase (decrease) in cash and cash equivalents	49,647	12,103	(5,022)	1,296	20,029
Cash and cash equivalents - beginning of year	79,514	129,161	141,264	136,242	137,539
Cash and cash equivalents - end of year	129,161	141,264	136,242	137,539	157,568

OTHER FINANCIAL DATA
Depreciation and amortization	100,632	97,334	99,164	99,594	111,087
Capital expenditures	112,400	128,217	168,858	121,063	110,683
Dividends paid	53,670	67,584	75,536	85,475	85,475

Basic and diluted earnings per share:
Series A(1)	88.40	91.08	118.56	97.20	174.79
Series B(1)	97.24	100.19	130.42	106.92	192.27

Basic and diluted earnings per ADR(2)
Series A(2)	530.40	546.48	711.36	583.20	1,048.73
Series B(2)	583.44	601.14	782.52	641.52	1,153.60

Capital Stock
Series A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
Series B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303
Issued Capital	270,738	270,738	270,738	270,738	270,738

Total dividends declared
Total Series A Shares	29,344	33,130	37,153	40,703	41,223
Total Series B Shares	32,278	36,443	40,868	44,772	45,345

OTHER OPERATING DATA (unaudited)
Sales volume
Coca-Cola trade brand soft drinks (millions of UCs)(3)	653.8	613.2	587.9	579.2	570.8
Other beverages (millions of UCs) (3)(4)	166.1	165.8	168.5	171.3	175.6

(1)	Calculation of profits per share considers the average amount of outstanding shares existing at each date.
(2)	Each ADR represents six shares of common stock of the corresponding series of shares.
(3)	UCs or Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.
(4)	Includes waters, juices, beer and other spirits.

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

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effectuated through the Formal Exchange Market.

The U.S. dollar observed exchange rate (dólar observado), which is reported by the Chilean Central Bank and published daily in the Official Gazette (Diario Oficial), is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. The Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the observed exchange rate within a desired range. During the past few years, the Chilean Central Bank has attempted to keep the observed exchange rate within a certain range only under special circumstances. Although the Chilean Central Bank is not required to purchase or sell dollars at any specific exchange rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

The Informal Exchange Market reflects transactions carried out at the informal exchange rate. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. In recent years, the variation between the observed exchange rate and the informal exchange rate has not been significant.

Argentina

Over the last 20 years, Argentina’s monetary policy has fluctuated between extremes. On September 1, 2019, after four years of unrestricted foreign exchange, Argentina reinstated foreign exchange controls as a measure to reduce the amount of Argentine pesos available in the market and reduce the demand for foreign currency, and stabilize the value of the Argentine peso. Among other provisions set forth in such legislation, the most relevant aspects of the new foreign exchange rules provide new regulation that impact the following areas and situations: (i) exports and imports of services; (ii) payments of profits and dividends; (iii) sale of non-produced non-financial assets; (iv) external financial loans disbursed as of September 1, 2019; (v) repayment local notes offerings in dollars; (vi) payment of principal and interest external financial indebtedness; (vii) payments in foreign currency among residents; and (viii) purchase of foreign currency by individuals, entities and non-residents. In addition, the capacity of individuals and companies to exchange Argentine pesos for foreign currencies has been conditioned to prior approval from the Argentine Central Bank. As a consequence, under current Argentine law we are restricted from accessing the official foreign exchange market to make dividend payments to us from our Argentine subsidiaries without prior approval from the Argentine Central Bank.

The foreign exchange restrictions and various other government policies have fanned the return to different exchange rates, both “official” and “parallel” (black market). The official exchange rate is fixed by the Argentine government and it currently and historically diverges widely from the parallel exchange rate. Although initially framed as “temporary,” these foreign exchange restrictions have been extended indefinitely. While we cannot predict future government policies, we believe the foreign exchange restrictions are likely to continue for the foreseeable future.

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

Risks Relating to our Company

We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations; and changes in this relationship may adversely affect our business.

The Coca-Cola Company has substantial influence on the conduct of our business. The interests of The Coca-Cola Company may be different from the interests of our other shareholders. 68% and 70% of our net sales for 2018 and 2019, respectively, were derived from the distribution of soft drinks under The Coca-Cola Company trademarks, while 22% and 23% of our net sales for 2018 and 2019, respectively, were derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. In addition, The Coca-Cola Company currently owns, directly or through its subsidiaries, 14.65% of our Series A shares (representing 7.3% of our total shares) and benefits from certain rights under a shareholders’ agreement. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and The Coca-Cola Company. The Coca-Cola Company has the ability to exert a substantial influence on the business of the Company through its rights under the bottler agreements. According to the bottler agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola concentrate that they sell to us. The Coca-Cola Company may in the future increase the price we pay for the concentrate, increasing our costs. The Coca-Cola Company also monitors our prices and has the right to review and approve our marketing, operating and advertising plans. These factors may impact our profit margins, which could adversely affect our net income and results of operations.

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

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We currently are party to four bottler agreements: one agreement for Chile, which expires in 2023, one agreement for Brazil, which expires in 2022, one agreement for Argentina, which expires in 2022, and one agreement for Paraguay, which expires in September 2020. We cannot provide any assurance that our bottler agreements will be maintained or renewed upon their termination. Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would prevent us from selling Coca-Cola trademark beverages in the affected territory, which would have a material adverse effect on our business, financial condition and results of operation.

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

The beverage business environment is changing rapidly including as a result of epidemic diseases such as the recent outbreak of the COVID-19 pandemic, and increased health and environmental concerns, and if we do not address evolving consumer product and shopping preferences, our business could suffer.

The beverage business environment in our territories is dynamic and constantly evolving rapidly as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns; shifting consumer preferences and needs; changes in consumer lifestyles; concerns regarding location of origin or source of ingredients and raw materials, and the environmental and sustainability impact of the product manufacturing process; consumer shopping patterns that are changing with the digital revolution; consumer emphasis on transparency related to our products and packaging; and competitive product and pricing pressures. While we have reduced the amounts of sugar in multiple beverages across our portfolio and increased availability of low or no-calorie soft drinks, if we are unable to successfully adapt in this environment, our participation in the sales of beverages and financial results in general would be negatively affected.

Increased concern about the health effects of sugar and other sweeteners in beverages could result in changes to the beverage business.

Consumers, public health officials and government agencies in the majority of our markets, are increasingly concerned with public health consequences associated with obesity, particularly among young people. Additionally, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sugar-sweetened beverages and beverages sweetened with nutritive or alternative sweeteners. Increasing public concern about these issues, the possibility of taxes on sugar-sweetened beverages or other sweeteners, additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages and any negative publicity resulting from actual or threatened legal actions against beverage companies relating to the marketing, labeling or sale of beverages may reduce demand for our products or increase the cost, which could adversely affect our profitability.

Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.

The beverage business is highly competitive in each of the territories in which we operate. We compete with bottlers of local and regional brands, including low cost beverages and Pepsi products. This competition in each of the regions where we operate is likely to continue, and we cannot assure you that it will not intensify in the future, which could materially and adversely affect our financial condition and results of operations. If we do not continuously strengthen our capabilities in marketing and innovation to maintain our brand loyalty and market share, our business and results of operations could be negatively affected.

If our raw material costs increase, including as a result of U.S. dollar/local currency exchange risk and price volatility, our profitability may be affected.

In addition to water, our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) sweeteners and (3) packaging materials. Our most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. Prices for concentrate are determined by The Coca-Cola Company and The Coca-Cola Company has unilaterally increased concentrate prices in the past and may do so again in the future. We cannot assure you that The Coca-Cola Company will not increase the price of the concentrate for Coca-Cola trademark beverages or change the manner in which these prices will be calculated in the future. The prices for our remaining raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. We may not be successful in negotiating or implementing measures to mitigate the negative effect that increased raw material costs may have in the pricing of our products or our results.

We purchase our raw materials from both domestic and international suppliers, some of which must be approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Because the prices of our main raw materials –except for concentrate– are denominated in U.S. dollars, we are subject to local currency risk with respect to each of our operations. If any of the Chilean peso, Brazilian real, Argentine peso, or Paraguayan guaraní were to depreciate significantly against the U.S. dollar, the cost of certain raw materials in our respective territories could rise significantly, which could have an adverse effect on our financial condition and results of operations. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future. Additionally, some raw material prices are subject to high volatility, which could also have a material adverse effect on our profitability. The supply or cost of specific raw materials could be adversely affected by domestic or global price changes, strikes, weather conditions, taxes, governmental controls or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our financial performance.

Instability in the supply of utility services and oil prices may adversely impact our results of operations.

Our operations depend on a stable supply of utilities and fuel in the countries where we operate. Electrical power outages could lead to increased energy prices and possible service interruptions. We cannot assure you that in the future we will not experience energy interruptions that could materially and adversely affect our business. In addition, a significant increase in energy prices would raise our costs, which could materially impact our results of operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation in the regions where we operate, and we expect that they will continue to do so in the future. We cannot assure you that fuel prices will not increase in the future, and that such an increase would not have a significant effect on our financial performance.

Water scarcity and poor water quality could adversely impact our production costs and capacity.

Water is the main ingredient in substantially all of our products. It is also a limited resource in many parts of the world, facing unprecedented challenges from overexploitation, increasing pollution and poor management. As demand for water continues to increase around the world, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints that could adversely affect our profitability. We obtain water from various sources in our territories, including springs, wells, rivers and municipal and state water companies pursuant to concessions granted by governments in our various territories. We also anticipate future discussions on new regulations in Chile and other countries where we operate relating to future ownership of water resources, including possible nationalization, and stricter controls on water usage. Water scarcity or changes in governmental regulations aimed at rationing water in the regions where we operate could affect our water supply and therefore our business.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our current water supply needs.

Significant additional labeling or warning requirements may inhibit sales of our products.

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products. The Chilean Congress passed Law No. 20,606 with respect to labeling of certain consumer products, including soft drinks and bottled juices and waters such as ours. The law became effective in June 2016 and its implementation has been carried out in stages, with labeling requirements becoming progressively stricter in June 2018 and June 2019. Given the uncertainty surrounding the interpretation of the law, we may occasionally be subject to costs and penalties associated with non-compliance, which are difficult to predict. These requirements may adversely affect sales of our products and our results of operations.

Our business may be adversely affected if we are unable to maintain brand image and product quality.

Our beverage business is highly dependent on maintaining the reputation of our products in the countries where we operate. If we fail to maintain high standards for product quality, our reputation and ability to remain a distributor of The Coca-Cola Company beverages in the countries where we operate could be jeopardized. Negative publicity or incidents related to our products may reduce their demand and could have a material adverse effect on our financial performance. If any of our products is defective or found to contain contaminants, or causes injury or illness, we may be subject to legal claims filed by consumers, product recalls, business interruptions and/or other liabilities.

We take significant precautions in order to minimize any risk of defects or contamination in our products. These precautions include quality-control programs for raw materials, the production process and our final products. We also have established procedures to correct as soon as practicable any problems that are detected. However, the precautions and procedures we implement may not be sufficient to protect us from potential incidents.

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

We may not be able to successfully implement our expansion strategies or achieve the expected operational efficiencies or synergies from potential acquisitions.

We have, and we may continue to, acquire businesses and pursue other strategic transactions as part of our expansion strategies. We cannot assure you that we will be successful in identifying opportunities and consummating acquisitions and other strategic transactions on favorable terms or at all. These types of transactions may involve additional risks to our Company, including operating in geographic regions or with beverage categories in which we have less or no operating history. Depending on the size and timing of an acquisition or transaction, we may be required to raise future financing to consummate the acquisition or transaction. Moreover, even if we are able to consummate a transaction, acquisitions and other strategic opportunities may involve significant risks and uncertainties.

Key elements to achieving the benefits and expected synergies of our acquisitions are the integration of acquired businesses’ operations into our own in a timely and effective manner and the retention of qualified and experienced key personnel. We may incur in unforeseen liabilities in connection with acquiring, taking control of, or managing beverage operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. These difficulties include distraction of management from current operations, difficulties in integration with our existing business and technology, greater than expected liabilities and expenses, inadequate return on capital, and unidentified issues not discovered in our pre-acquisition investigations and evaluations of those strategies and acquisitions. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, financial condition, results of operations could be adversely affected if we are unable to do so.

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

Our business is subject to risks arising from the ongoing COVID-19 pandemic.

The recent outbreak of the Novel Coronavirus 2019 (COVID-19), which has been declared by the World Health Organization to be a “public health emergency of international concern”, has spread across most of the world. Countries around the world have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay-at-home advisories and orders, implementing quarantines and similar actions. The impact to date of the COVID-19 pandemic on global economic conditions has significantly increased economic uncertainty and is likely to cause a global recession. We cannot predict how long the COVID-19 pandemic will continue or how long current or future governments’ restrictions will remain in place. Furthermore, even if the initial outbreaks of COVID-19 subside, we cannot predict whether subsequent outbreaks will reoccur, or whether governments will implement longer-term measures that continue to affect industries.

Given uncertainties regarding the impact of the COVID-19 pandemic, we cannot predict accurately the extent to which the COVID-19 outbreak could affect our business and results of operations. COVID-19 poses the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. While our operations have not been materially disrupted to date, the COVID-19 pandemic and government measures taken to contain the spread of the virus could disrupt our supply chain and the manufacture or shipment of our products, and adversely impact our business or results of operations. Additionally, the COVID-19 pandemic and government measures have disrupted certain of our sales channels, in particular as a result of the temporary mandatory closing of restaurants and bars and prohibition on social gathering events, which adversely affects our sales volumes to these channels. We cannot predict how much of an impact the COVID-19 pandemic and government measures will ultimately have on these sales channels, including whether many channels will be able to resume their operations after the virus is contained. Nor can we predict how much or for how long consumer spending patterns may change as a result of these developments.

The COVID-19 pandemic and government measures could in the future adversely affect our business and results of operations, potentially materially. In addition, an outbreak of other epidemics in the future, such as the bird flu, influenza, SARS, the Ebola virus and the Zika virus, could also result in a similar impact.

Our insurance coverage may not adequately cover losses resulting from the risks for which we are insured.

We maintain insurance for our principal facilities and other assets. Our insurance coverage protects us in the event we suffer certain losses resulting from fire, terrorism and natural disasters, such as earthquake and floods, or from business interruptions caused by such events. In addition, we maintain other insurance policies for general liability and product contamination. We cannot assure you that our insurance coverage will be sufficient or will provide adequate compensation for losses that we may incur.

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

Cyber threats are rapidly evolving and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated. Cyber threats and cyber-attackers can be sponsored by countries or sophisticated criminal organizations or be the work of single “hackers” or small groups of “hackers”.

We are in the process of analyzing the adequacy of our information technology systems and installing new and upgrading existing information technology systems in order to achieve industry standard levels of protection for the Company’s data and business processes against risk of data security breach and cyber-attack. We are working to strengthen the integrity of our data network and expect this process to continue over the coming years. Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. Nevertheless, as cyber threats evolve, change and become more difficult to detect and successfully defend against, one or more cyber-attacks might defeat our or a third-party service provider’s security measures in the future and obtain the personal information of customers or employees. Employee error or other irregularities may also defeat of security measures and result in a breach of information systems. Moreover, hardware, software or applications we use may have inherent defects of design, manufacture or operations or could be inadvertently or intentionally implemented or used in a manner that could compromise information security. A security breach and loss of information may not be discovered for a significant period of time after it occurs. While we have no knowledge of a material security breach to date, any compromise of data security could result in a violation of applicable privacy and other laws or standards, the loss of valuable business data, or a disruption of our business. A security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential information could give rise to unwanted media attention, materially damage our customer relationships and reputation, and result in fines or liabilities, which may not be covered by our insurance policies.

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

During periods of heightened investor concern regarding emerging market economies, in particular in recent years Argentina, the countries where we operate may experience significant outflows of U.S. dollars.

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

A substantial portion of our employees is covered by collective bargaining labor agreements. These agreements generally expire every year. Our inability to renegotiate these agreements on satisfactory terms could cause work stoppages and interruptions, which may adversely impact our operations. Changes to the terms and conditions of existing agreements could also increase our costs or otherwise have an adverse effect on our operational efficiency. We experience periodic strikes and other forms of labor unrest through the ordinary course of business. We cannot assure you labor interruptions or other labor unrest will not occur in the future. If we experience strikes, work stoppages or other forms of labor unrest at any of our production facilities, our ability to supply beverages to customers could be impaired, which would reduce our net operating revenues and could expose us to customer claims.

Our business is subject to extensive regulation, which is complex and subject to change.

We are subject to local regulations in each of the territories in which we operate. The main areas of regulation are water, environment, labor, taxation, health, consumer protection, advertising and antitrust. Regulation could affect our ability to set prices for our products. The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. Further changes in current regulations may result in increased compliance costs, which may have an adverse effect on our results or financial condition.

In the past, voluntary price restraints or statutory price controls have been imposed in several of the countries in which we operate. Currently there are no restraints or price controls applicable to our products in any of the territories in which we operate, except with respect to a limited number of products in Argentina. However, we cannot assure you that government authorities in any country in which we operate will not impose statutory price controls, or that we will not be requested to impose voluntary price restraints in the future. The potential imposition of restraints or price controls in the future may have an adverse effect on our results and financial condition.

Our business is subject to increasing environmental regulation, which may result in increases in our operating costs or adverse changes in consumer demand.

We are subject to various environmental laws and regulations in the countries where we operate, which apply to our products, containers and activities. If these environmental laws and regulations are strengthened or newly established in jurisdictions in which we conduct our businesses, we may be required to incur considerable expenses in order to comply with such laws and regulations. We are also subject to uncertainty regarding the interpretation of the environmental laws and regulations of the countries in which we operate, and any ambiguity or uncertainty regarding the interpretation or application of regulations can result in increased production costs or penalties for non-compliance, which are difficult to predict. Such increased expenses may have a material adverse effect on our results of operations and financial position. To the extent we determine that it is not financially sound for us to continue to comply with such laws and regulations, we may have to curtail or discontinue our activities in the affected business areas.

In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. In 2019 alone, three bills seeking to restrict the production and sale of single-use plastics in Chile were introduced for consideration by the Chilean Congress. Currently, we cannot predict whether these laws will pass. While the legislative process is still in its early stages, if enacted, these bills may have an adverse effect on our results of operations.

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through significant liabilities, a reduction of sales, increased costs or damage to our reputation.

In the ordinary course of our business, we become involved in various claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. We are currently a party to certain legal proceedings. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements. These could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business. Ineffective communications during or after these proceedings could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our current assessments and estimates.

In addition, during recent years, the Company has been subject to judicial proceedings and administrative investigations associated with alleged monopolistic practices. In December 2019, the Chilean Supreme Court overturned a dismissal by the Chilean Antitrust Court of an antitrust complaint filed against us and remanded the case to the Antitrust Court for a full decision on the merits. We believe the likelihood of loss remains low. Although these proceedings and investigations have not resulted in any convictions or penalties for the Company, we cannot assure that this will not occur in the future. Antitrust complaints may be submitted in Chile without any prior admissibility test and, as a result, we cannot predict whether unsubstantiated claims against us will be filed. Possible sanctions in matters of competition could have an adverse effect on our business.

The countries in which we operate may adopt new tax laws or modify existing laws to increase taxes applicable to our business or reduce existing tax incentives.

We cannot assure you that any governmental authority in any country where we operate will not impose new taxes or increase the taxes on our products in the future. The imposition of new taxes, the increases in taxes or the reduction of tax incentives may have a material adverse effect on our business, financial condition and results.

For example, in Chile on September 29, 2014 Law No. 20,780 was enacted which was subsequently amended by Law No. 20,899, on February 8, 2016 (the “Tax Reform”). The Tax Reform introduced a new tax regime for corporations, the Semi-Integrated Regime established in article 14(B) of the Chilean Income Law, increasing the tax burden, among other changes.

In Argentina in December 2017, a tax reform was passed, which came into force in 2018. The most important consequence for the Company is the reduction in the previous income tax rate from 35% to 30% for the fiscal years 2018 and 2019 and from 2020 onwards the rate decreases to 25%. However, this reduction is only available when profits are reinvested. In addition, a tax of 7% must be paid at the time of distribution of dividends for the first two years and 13% from 2020 onwards. However, as of the date of this annual report, the Argentine government had suspended the corporate income tax rate decrease previously contemplated for fiscal year 2020. As a result, the corporate income tax rate will remain at 30% and the income tax rate on dividends will remain at 7%. In relation to gross income tax, in 2019 there was a 0.5% average reduction in the gross income tax rate for industry activity in provinces of Argentina where Andina has no productive plants, while the 0.5% reduction planned for 2020 has been suspended. Municipal rates in 2019 and so far as of the date of this annual report, remain unchanged, with few insignificant exceptions.

Andina enjoys the benefit of a zero-tax rate on gross income in the province of Córdoba, Argentina, until the year 2021 under an industrial promotion. For further information, see also “Risks Relating to Brazil – Changes in tax laws may increase our tax burden and reduce tax incentives, and as a result negatively affect our profitability.”

Brazilian tax proceedings may result in a significant tax liability.

Our subsidiary Rio de Janeiro Refrescos Ltda. is party in several tax proceedings in which the Brazilian federal tax authorities argue the alleged existence of liabilities associated with value added tax on industrialized products for an approximate total amount of R$ 2 billion (equivalent to approximately US$488 million). These proceedings are at different administrative as well as judicial procedural stages. We disagree with the Brazilian tax authorities’ position and believe that Rio de Janeiro Refrescos Ltda. is entitled to claim Imposto sobre Productos Industrializados (IPI) tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that Rio de Janeiro Refrescos Ltda.’s likelihood of loss in most of these proceedings is classified as possible to remote (i.e., approximately 30%). Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is difficult to predict their final resolution or any other negative repercussions from this dispute with the Brazilian tax authorities to The Coca-Cola Company or its bottling companies in Brazil, including our Brazilian subsidiaries.

The termination of the Heineken product distribution agreement in Brazil and our potential inability to secure a substitute supplier could adversely affect our profitability.

In July 2017 Heineken Brazil unilaterally notified us of the termination of the agreement by virtue of which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken-branded beers in Brazil. Rio de Janeiro Refrescos Ltda. understood that the expiration of the agreement was scheduled for 2022 and we submitted the dispute to arbitration. In October 2019, a non-appealable decision was rendered in our favor.

We continue distributing Heineken-branded products in Brazil and expect to do so until the termination of the agreement in March 2022. However, if following the termination of the agreement we are unable to secure a substitute supplier of beer in Brazil, our business and results of operations may be adversely affected. Heineken-branded products represent 21.7% of our consolidated net sales in Brazil during 2019.

If we do not successfully comply with laws and regulations designed to combat corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, and our sales and profitability could suffer.

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

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. During 2018 and 2019, 32% and 35% of the Company’s net sales were generated in Brazil, 25% and 22% in Argentina, and 9% and 9% in Paraguay, while 33% and 34% of Adjusted EBITDA was generated in Brazil, 19% and 16% in Argentina, and 12% and 12% in Paraguay, respectively. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results and financial condition of the Company, which are reported in Chilean pesos.

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

Negative or inaccurate information concerning us or The Coca-Cola trademarks may be posted on social media and similar platforms of Internet-based communications at any time. This information may affect our reputation, and adversely impact our business and results of operations.

Risks Relating to Chile

Our growth and profitability depend to a significant degree on economic conditions in Chile.

Our operations in Chile represented 39.4% and 37.7% of our assets as of December 31, 2018 and December 31, 2019, respectively, and 34.1% and 34.2% of our net sales for 2018 and 2019, respectively. Accordingly, our business, financial condition, and results of operations depend, to a considerable extent, upon economic conditions in Chile.

International and local economic conditions may adversely affect the Chilean economy, and unfavorable general economic conditions could negatively affect the affordability of and demand for some of our products in the country. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products or buying low cost brands offered by competitors. Any of these events could have an adverse effect on our business, financial condition and results of operations.

According to data published by the Central Bank, the Chilean economy grew at a rate of 2.3% in 2015, 1.3% in 2016, 1.5% in 2017, 4.0% in 2018 and 1.1% in 2019. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

•	political or economic developments in or affecting Chile;
•	the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;
•	tax rates and policies;
•	regulatory changes or administrative practices of Chilean authorities;
•	inflation and governmental policies to combat inflation;
•	currency exchange movements; and
•	global and regional economic conditions.

We cannot assure you that the future development of the Chilean economy will not impair our ability to successfully carry out our business plan or materially adversely affect our business, financial condition or results of operations.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business, results of operations and financial condition.

Beginning on October 18, 2019, widespread protests have taken place in Chile. The protests began over the government’s announcement of an increase in subway fares in Santiago and quickly grew into broader unrest over economic inequality, including claims about transportation costs, funding for education, health care costs and pension amounts, among others. Demonstrations spread across the country and resulted in violent, and sometimes deadly acts, causing significant damage to subway stations in Santiago, shops, houses and other public and private property. The Chilean government imposed a state of emergency and nighttime curfews in Santiago and other cities; however, protests and violence continued. Additionally, the Chilean government announced a reshuffling of the cabinet and a series of social and economic reforms to tackle issues at the heart of the unrest, including cancellation of the increased subway fares, increases in government-subsidized pension, a guaranteed minimum monthly income, affordable medical insurance, lowering the price of medicine and a cancellation of energy price hikes. Chile’s Congress also reached an agreement to reform the country’s constitution. Following an agreement between Chilean political parties, a nationwide plebiscite has now been set for October 25, 2020, to ask Chileans if they want a new constitution and, if so, how the new constitution should be drafted.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy. Changes in government policies may include higher tax rates and other changes in laws and policies that could result in a less favorable environment for private businesses. Despite looting and vandalism at our distribution center in Puente Alto, our operations have not been affected in any material respect to date. We cannot assure you that looting and vandalism will not affect our production and logistics infrastructure in the future. Also, if the protests continue or worsen, future government policies to preempt, or in response to unrest, may materially affect the Chilean economy, and thereby our business, financial condition and results of operation.

The Chilean peso is subject to depreciation and volatility, which could adversely affect our business.

The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. The main drivers of exchange rate volatility in past years were the significant fluctuations of commodity prices, as well as general uncertainty and trade imbalances in the global markets. The Chilean peso depreciated 17% during 2015, appreciated 6% and 8% during 2016 and 2017, respectively, and depreciated 13% and 8% during 2018 and 2019, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar in nominal terms.

A significant part of the raw materials used by the Company are in U.S. dollars, therefore a devaluation of the Chilean peso against the U.S. dollar can affect our costs and margins in a significant way.

In addition, as we report our results of operations in Chilean pesos, fluctuations in the value of the Chilean peso versus the Brazilian real, the Argentine peso and the Paraguayan guaraní could also impact our reported performance in Chilean pesos.

Inflation in Chile and government measures to curb inflation may disrupt our business and have an adverse effect on our financial condition and results of operations.

Although Chilean inflation has decreased in recent years, Chile has experienced significant levels of inflation in the past. The rates of inflation in Chile, which in, 2015, 2016, 2017, 2018 and 2019 were, 4.4%, 2.7%, 2.3%, 2.6% and 3.0%, respectively, as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics, could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations if we are unable to increase our prices in line with inflation. We cannot assure you that Chilean inflation will not increase in the future.

The measures taken by the Central Bank in the past to control inflation have often included maintaining a conservative monetary policy with high interest rates, thereby restricting the availability of credit and economic growth. Inflation, measures to combat inflation, and public speculation about possible additional actions by the government have also contributed in the past to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts in Chile are UF-denominated or are indexed to the Chilean consumer price index. We cannot assure you that, under competitive pressure, we will be able to carry out price increases, which could adversely impact our operating margins and operating income. Additionally, an important part of our financial debt in Chile is UF-denominated, and therefore the value of the debt reflects any increase of the inflation in Chile.

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

In February 2010, an 8.8 magnitude earthquake struck the central and south-central regions of Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The regions of Bío Bío and Maule were the most severely affected regions, especially the coastal area, which, shortly after the earthquake, was hit by a tsunami that significantly damaged cities and port facilities. The Valparaíso and Metropolitan regions were also severely affected. At least 1.5 million homes were damaged, and more than 500 people were killed. As a result of these developments, economic activity in Chile was adversely affected in March 2010. Legislation was passed to raise the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami, which had an adverse effect on our results.

A severe earthquake and/or tsunami in Chile in the future could have an adverse impact on the Chilean economy and on our business, financial condition and results of operation, including our production and logistics network.

Risks Relating to Brazil

Our business operations in Brazil are dependent on economic conditions in Brazil.

Our operations in Brazil represented 36.8% and 40.1% of our assets as of December 31, 2018 and December 31, 2019, respectively, and 32.3% and 34.8% of our net sales for 2018 and 2019, respectively. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, developments in economic conditions in Brazil, and measures taken by the Brazilian government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

The Brazilian economy has historically been characterized by unstable economic cycles and interventions by the Brazilian government. Brazilian GDP contracted by 3.5% and 3.3% in 2015 and 2016, respectively, grew by 1.1%, 1.3% and 1.2% in 2017, 2018 and 2019, respectively, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica). The Brazilian government has often changed monetary, taxation and other policies to influence the course of Brazil’s economy. Our business, results of operations and financial condition may be adversely affected by, among others, the following factors:

•	expansion or contraction of the Brazilian economy;

•	exchange rate fluctuations;

•	high inflation rates;

•	changes in fiscal or tax policies;

•	changes in monetary policy, including an increase in interest rates;

•	exchange control policies and restrictions on remittances abroad;

•	investment levels;

•	liquidity of domestic capital and credit markets;

•	employment levels and labor and social security regulations;

•	energy or water shortages or rationalization;

•	changes in environmental regulation;

•	social and political instability; and

•	other developments in or affecting Brazil.

The Brazilian economy is also affected by international economic and market conditions in general, especially economic and market conditions in the United States, the European Union and China.

Historically volatile political, social and economic conditions in Brazil could adversely affect our business and results of operations.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crisis have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration.

Economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

Jair Bolsonaro was elected as the President of Brazil in October 2018. His election led to a market recovery and the recovery of the value of the local stock market. However, we cannot assure that this confidence in the market will remain, nor that the policies promoted by the new government will be beneficial to the economy or our business. A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s fiscal condition and budget, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil.

Brazil has historically experienced high rates of inflation, including periods of hyperinflation before 1995. Several measures have been implemented by the Brazilian government in an effort to curb rising inflation, but we cannot predict whether these policies will be effective. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, “IBGE”), Brazilian annual rates of inflation for consumer prices were 10.7% in 2015, 6.3% in 2016, 2.9% in 2017, 3.7% in 2018 and 4.1% in 2019.

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

The Brazilian real is subject to depreciation and volatility, which could adversely affect our business, financial condition and results of operations.

The Brazilian currency has been subject to significant fluctuations over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange market and floating exchange rate systems. Although long-term devaluation of the real is generally related to the rate of inflation in Brazil, the devaluation of the real over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. The Brazilian real depreciated 47% during 2015, appreciated 17% during 2016 and depreciated 2%, 17%, and 4% during 2017, 2018 and 2019, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar in nominal terms.

A significant part of the raw materials we use in Brazil are priced in U.S. dollars, so a depreciation of the Brazilian real against the U.S. dollar has a significant adverse effect in our costs and margins.

Any depreciation of the real against the U.S. dollar could create additional inflationary pressure, which might result in the Brazilian government adopting restrictive policies to combat inflation. This could lead to increases in interest rates, which might negatively affect the Brazilian economy as a whole, as well as our results of operations, in addition to restricting our access to international financial markets. It also reduces the U.S. dollar value of our revenues. On the other hand, future appreciation of the real against the U.S. dollar might result in the deterioration of Brazil’s current and capital accounts, as well as a weakening of Brazilian GDP growth derived from exports. We cannot assure you that the real will not again fluctuate significantly against the U.S. dollar in the future and, as a result, have an adverse effect on our business, results of operations and financial condition.

Changes in tax laws may increase our tax burden and reduce tax incentives and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social, or “PIS”) and Social Security Contribution (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes, the state Tax on the Circulation of Goods and Services (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”) and some other taxes, such as increases in payroll taxes. These proposals may not be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance. In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.

Since 2018, the Brazilian government has gradually altered the value-added tax on industrialized products (Imposto sobre Produtos Industrializados or “IPI”) applicable to soft drinks concentrate. This measure has negatively affected our operations, since it significantly reduced the tax credit derived from the purchases of concentrate from the Manaus Free Trade Zone that currently benefits Rio de Janeiro Refrescos, and the soft drinks industry as a whole. Such alterations have been implemented gradually, as follows: (1) 20% IPI rate until September 2018; (2) 4% IPI rate from October to December 2018; (3) 12% IPI rate in the first half of 2019; (4) 8% IPI rate from July 1, 2019 to September 30, 2019; (5) 10% IPI rate from October 1, 2019 to December 31, 2019; (6) 4% IPI rate from January 1, 2020 to May 31, 2020; (7) 8% IPI rate from June 1, 2020 to November 30, 2020; and (8) 4% IPI rate from December 1, 2020 onwards. Any further reductions of the IPI may adversely affect our financial condition and results of operations.

Given the high tax burden in Brazil, federal and state authorities of that country offer a series of significant tax incentives to certain territories and/or localities in order to attract investment, particularly for manufacturers and other companies operating and investing in Brazil. Coca-Cola Andina Brazil has received some of these tax incentives and its results have been positively affected by these incentives. Although these incentives have generally been renewed in the past, we cannot assure that they will continue to be renewed in the future. Current tax incentives from the State of Rio de Janeiro in connection with the development and construction of the Duque de Caxias production plant are due to expire in October 2020 and may not be renewed. Termination, non-extension or non-renewal of tax incentives could have a material adverse effect on our business, financial condition and results of operation.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

Our operations in Argentina represented 10.9% and 10.1% of our assets as of December 31, 2018 and December 31, 2019, respectively, and 24.7% and 22.2% of our net sales for 2018 and 2019, respectively. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. According to the National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, or “INDEC”), Argentine GDP grew in real terms 2.6% in 2015, contracted by 2.1% in 2016, grew by 2.7% in 2017 and contracted by 2.5% and 2.2% in 2018 and 2019, respectively.

Argentine economic conditions are dependent on a variety of factors, including the following:

•	domestic production, international demand and prices for Argentina’s principal commodity exports;

•	the competitiveness and efficiency of domestic industries and services;

•	the stability and competitiveness of the Argentine peso against foreign currencies;

•	the rate of inflation;

•	the government’s fiscal deficits;

•	the government’s public debt levels;

•	foreign and domestic investment and financing; and

•	governmental policies and the legal and regulatory environment.

Government policies and regulation—which at times have been implemented through informal measures and have been subject to radical shifts—that have had a significant impact on the Argentine economy in the past have included, among others: monetary policy, including exchange controls, capital controls, high interest rates and a variety of measures to curb inflation, restrictions on exports and imports, price controls, mandatory wage increases, taxation and government intervention in the private sector.

We cannot assure you that the future development of the Argentine economy will not impair our ability to successfully carry out our business plan or materially adversely affect our business, financial condition or results of operations.

Political and economic instability in Argentina may recur, which could have a material adverse effect on our Argentine operations and on our financial condition and results of operations.

Argentina has a history of political and economic instability that often results in abrupt changes in government policies. Argentine governments have pursued different, and often contradictory, policies to those of preceding administrations. In recent decades, succeeding administrations have implemented interventionist policies, which included nationalization, debt renegotiation, price controls, and exchange restrictions, as well as market-friendly policies, such as export tax reductions, elimination of currency controls, deregulation of utility prices, negotiation of free trade agreements and implementation of pro-investor initiatives.

In October 2019, Argentine presidential, legislative and certain provincial and municipal governments elections were held and Alberto Fernández was elected president. The new administration took office on December 10, 2019. Certain members of the current government coalition, including president Alberto Fernández and vice president Cristina Fernández de Kirchner, were part of administrations which in the past were characterized by high levels of government intervention and policies at times disadvantageous to investors and the private sector. As a result, there is uncertainty regarding the policies and changes in regulation that the new Argentine government will implement. On December 23, 2019, the new Argentine government passed a law granting emergency powers to the executive branch, among other measures. We cannot predict what policies the new Argentine government will implement under these emergency powers.

We cannot provide assurance that the Argentine government will not adopt policies, over which we have no control, that adversely affect the Argentine economy and impair our Argentine operations and our business, financial condition or results of operations.

Inflation in Argentina may adversely affect our operations, which could adversely impact our financial condition and results of operations.

Argentina has experienced high levels of inflation in recent decades. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Argentina continues to face high inflationary pressures. The INDEC in 2017 reported that the consumer price index (índice de precios al consumidor or “CPI”) increased 24.8%, while the wholesale price index (índice de precios internos al por mayor or “WPI”) increased 18.8%. In 2018, the INDEC registered a variation in the CPI of 47.6% and an increase in WPI of 73.5%. In 2019, the INDEC registered an increase in CPI of 53.7%, while the WPI increased 58.5%.

During 2018 and 2019, Argentina met the criteria to be considered a hyperinflationary economy as provided by IAS 29 guidelines, which include, among other characteristics, a cumulative inflation rate over three years that approaches or exceeds 100%. Accordingly, IAS 29 must be applied for financial statements for fiscal years ending on or after July 1, 2018. IAS 29 requires non-monetary assets and liabilities, shareholders’ equity and comprehensive income to be restated in terms of a measuring unit current at the period end. IAS 29 also requires the use of a general price index to reflect changes in purchasing power. As a result, since July 2018, we began to apply IAS 29 in the preparation of our financial statements and report the results of our operations in Argentina as if this economy was hyperinflationary from January 1, 2018. In addition, by application of IAS 29, we had to translate figures in Argentine pesos to Chilean pesos using the period closing exchange rate (and not the average exchange rate), thus reducing our results of operations and net earnings. We cannot predict for how long Argentina will be considered a hyperinflationary economy and we will have to apply IAS 29 to the preparation of our financial statements.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to generate conditions that foster economic growth. High inflation or a high level of price instability may materially and adversely affect the business volume of the financial system. This result, in turn, could adversely affect the level of economic activity and employment in the country.

High inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates, thereby materially and adversely affecting economic activity and consumers’ income and their purchasing power, all of which could have a material adverse effect on our financial condition and operating results.

Between 2007 and 2015, the INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, experienced significant institutional and methodological changes that gave rise to controversy regarding the reliability of the information that it produces, including inflation, GDP and unemployment data, resulting in allegations that the inflation rate in Argentina and the other rates calculated by INDEC could be substantially different than as indicated in official reports. While the previous administration undertook reforms and the credibility of the national statistics systems has since been restored, we cannot assure you that the new or future administrations will not implement policies that may affect the national statistics system undermining consumer and investor confidence, which ultimately could affect our business, results of operations and financial condition.

The Argentine peso is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

Fluctuations in the value of the peso continue to affect the Argentine economy. Since January 2002, the peso has fluctuated significantly in value, often following periods of high inflation and currency controls that artificially appreciated the value of the currency. Frequent devaluations have had an adverse effect on the ability of the Argentine government and Argentine companies to make timely payments on their foreign currency denominated obligations, have significantly reduced wages in real terms, and have adversely impacted the stability of businesses whose success depends on the domestic market demand.

In an effort to reduce downward pressure on the value of the Argentine peso, the Argentine government has at times implemented policies aimed at maintaining the level of reserves of the Banco Central de la República Argentina (“BCRA”) that limit the purchase of foreign currency by private companies and individuals. Currently, access to the foreign exchange market is subject to several restrictions and governmental authorizations.

In 2015, 2016, 2017, 2018 and 2019, the Argentine peso depreciated 52%, 22%, 17%, 102% and 59%, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar. A significant part of the raw materials used by the company in Argentina are in U.S. dollars, so a devaluation of the Argentine peso against the U.S. dollar can affect our costs and margins in a significant way.

The depreciation of the Argentine peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt, significantly reduce real wages and jeopardize the stability of businesses which success depends on domestic market demand. It may also, adversely affect the Argentine government’s ability to honor its foreign debt obligations. A significant appreciation of the Argentine peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness. Any such appreciation could also have a negative effect on economic growth and employment, and reduce tax revenues.

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of our products. Moreover, we cannot predict whether the new Argentine government will continue its monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the Argentine peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations.

The Argentine government could impose certain restrictions on currency conversions and remittances abroad, which could affect the timing and amount of any dividends or other payment we receive from our Argentine subsidiary.

Beginning in December 2015, the Argentine government gradually eased restrictions which significantly curtailed access to the foreign exchange market by individuals and private sector entities and affected our ability to declare and distribute dividends with respect to our Argentine subsidiary. These measures included informal restrictions, which consisted of de facto measures restricting local residents and companies from purchasing foreign currency through the foreign exchange market to make payments abroad, such as dividends and payment for the importation of goods and services.

On September 1, 2019, in a response to the weakening of the Argentine peso following the results of the primary elections, the Argentine government temporarily reinstated certain exchange restrictions. The new controls apply with respect to access to the foreign exchange market by residents (both companies and natural persons) for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, the payment of imports of goods and services, and the obligation to repatriate and settle for Argentine pesos the proceeds from exports of goods and services, among others. Under current Argentine law, we are restricted from accessing the official foreign exchange market to make dividend payments to us from our Argentine subsidiaries without prior approval from the Argentine Central Bank.

It is not possible to anticipate whether these measures will be in force after December 31, 2019 or if the new administration which took office on December 10, 2019 will impose additional restrictions. The Argentine government could maintain or impose new exchange control regulations, restrictions and take other measures in response to capital flight or a significant depreciation of the peso, which could limit access to the international capital markets, adversely affect Argentina’s economy, and further impair our ability to declare and distribute dividends from our Argentine subsidiaries.

The Argentine government’s ability to obtain financing from international capital markets may be limited or costly, which may impair its ability to implement reforms and foster economic growth.

At the end of 2001, the Argentine government defaulted in part of its sovereign debt. In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. Through these exchange offers, Argentina restructured over 92% of its eligible defaulted debt. In April 2016, after a series of judicial actions by Argentina’s bondholders, the Argentine government settled substantially all of the remaining defaulted debt. Additionally, as a result partially of emergency measures undertaken by the government in response to the crisis of 2001 and 2002, foreign shareholders of several Argentine companies filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that those measures diverged from the just and equal treatment standards set forth in bilateral investment treaties to which Argentina is a party. The ICSID ruled against the Argentine government in a number of these proceedings, and the Argentine government has settled some but not all of these claims.

In December 2019, the Argentine government delayed payment on roughly US$9 billion in U.S. dollar-denominated short-term debt, postponing payment until August 2020 while announcing to its creditors that it will seek to restructure the country’s debt obligations, including loans from the International Monetary Fund, which extended a US$57 billion bailout program. As a result, rating agency Fitch downgraded Argentina to “restricted default” and Standard & Poor’s changed its country rating to “selective default”.

While Argentina had regained access to the international capital markets, actions by the Argentine government, or investor perceptions of the country’s creditworthiness, could curtail access in the future or could significantly increase borrowing costs, limiting the government’s ability to foster economic growth. Limited or costly access to international financing for the private sector could also affect our business, financial condition and results of operations.

The government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees. On December 23, 2019, the Argentine government passed a law granting emergency powers to the executive branch which, among others, include the ability to mandate increases to private sector wages. Due to persistent high levels of inflation, labor organizations regularly demand significant wage increases. In 2015, 2016, 2017, 2018 and 2019 the increase in the federally-mandated minimum wage was 27%, 35%, 17%, 28% and 48%, respectively, and for these same years the market average salary increase for workers was 32%, 33%, 26%, 32% and 48%, respectively. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. Due to high levels of inflation, both public and private sector employers continue to experience significant pressure to further increase salaries.

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Law No. 14,250 on Collective Bargaining Agreements, which, among other things, dictate how salary and other labor negotiations are to be conducted. In the future, the government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure in support of such measures. Any such increase in wages or worker benefit could result in added costs and reduced results of operations for Argentine companies, including us.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

In recent decades, Argentina has experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Social and political tension and high levels of poverty and unemployment continue. Unions frequently stage nationwide strikes and protests, and riots and lootings of shops and supermarkets in cities around the country have taken place at times of social turmoil.

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

Our operations in Paraguay represented 12.9% and 12.1% of our assets as of December 31, 2018 and December 31, 2019, respectively, and 8.9% and 8.9% of our net sales for 2018 and 2019, respectively. Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption and weak judicial security. Paraguayan GDP grew by 3%, 4%, 5% and 3% in 2015, 2016, 2017 and 2018, respectively; and did not grow in 2019, according to the Paraguayan Central Bank. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

The situation of the Paraguayan economy is also strongly influenced by the economic situation in Argentina and Brazil. A deterioration in the economic situation of these countries could adversely affect the Paraguayan economy and, in turn, our financial condition and operating results.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Although inflation in Paraguay has remained stable at around 4% over the last five years, we cannot assure that inflation in Paraguay will not increase significantly. An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income.

The Paraguayan guaraní is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Paraguay Central Bank, actively participates in the exchange market in order to reduce volatility. Since a portion of our total costs (30%) in Paraguay for raw material and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our financial situation and results.

The Paraguayan guaraní depreciated by 26% in 2015, appreciated by 1% and 3% in 2016 and 2017, respectively, and depreciated by 7% and 8% in 2018 and 2019, respectively, in each case compared to the closing exchange rate as of the end of the prior period of the U.S. dollar.

The local currency follows regional and global trends. When the U.S. dollar’s value increases, and raw materials lose value in Paraguay, this directly impacts Paraguay’s generation of foreign exchange which occurs mainly through the export of raw materials. A deterioration in the economic growth of Paraguay as result of a significant depreciation of the Paraguayan guaraní could have an effect on our business, financial condition and results of operations.

Risk Factors Relating to the ADRs and Common Stock

Preemptive rights may be unavailable to ADR holders.

According to the Ley de Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas (collectively, the “Chilean Companies Law”), whenever we issue new shares for cash, we are required to grant preemptive rights to holders of our shares (including shares represented by ADRs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to United States holders of ADRs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights and shares, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, is available.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$205,798 million as of December 31, 2019 and an average monthly trading volume of approximately US$3,369 million for the year. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

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

Our depositary agent for the ADRs in the United States is The Bank of New York Mellon Corporation, located at 240 Greenwich Street, New York, New York 10286. Our depositary agent’s telephone number is (212) 815-2296. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, United States, and its phone number is (302) 738-6680.

History

Chile

In 1941, The Coca-Cola Company licensed a private Chilean company to produce Coca-Cola soft drinks in Chile and production began in 1943. In 1946, the original licensee withdrew from the license arrangement and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile.

Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago area. Although we are no longer the sole Coca-Cola bottler in Chile, we have been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period of 73 years.

In 1998, we purchased a 49% stake in Vital S.A. from The Coca-Cola Company. Concurrently, The Coca-Cola Company purchased Vital S.A. mineral water springs located in Chanqueahue, 80 miles south of Santiago. As part of the transaction, the Vital bottler agreement was replaced with a Minute Maid International Inc. juice bottler agreement and a new mineral water bottling agreement with The Coca-Cola Company.

The production and packaging business of water, juices and non-carbonated beverages licensed by The Coca-Cola Company in Chile was restructured in 2005. Vital Aguas S.A. (“VASA”) was created in 2005 in order to develop the processing, production and packaging of mineral water and other waters by Agua Mineral de Chanqueahue Vital. Andina and Embonor S.A. continued the development of juices and non-carbonated beverages through their ownership stakes in Vital S.A., holding 66.5% and 33.5%, respectively. In January 2011, the juice production business was restructured to allow the incorporation of the other Coca-Cola bottlers in Chile to the ownership of Vital S.A., which changed its name initially to Vital Jugos S.A. and then to VJ S.A. in 2019. Andina and Embonor hold 65% and 35% stakes in Vital Jugos, respectively.

In 2001, we entered into a joint venture with Cristalerías de Chile to produce PET bottles. On January 27, 2012, Coca-Cola Embonor through its subsidiary, Embonor Empaques S.A., acquired Cristalerías de Chile’s stake equivalent to a 50% ownership interest in Envases CMF.

On October 16, 2012, in order to reinforce our leadership position among Coca-Cola bottlers in South America, the Company completed its merger with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar was a Coca-Cola bottler with operations in Chile, where it serviced territories in the II, III, IV, XI and XII regions, as well as parts of Argentina, as described below, and all of Paraguay. The merger granted former shareholders of Polar a 19.68% ownership interest in the merged entity, however the Company controls its day to day operations. As a result of the transaction, we also acquired additional indirect ownership interests in Vital Jugos, Vital Aguas and Envases Central.

On January 28, 2016, the Company incorporated a closed joint-stock company called Coca-Cola Del Valle New Ventures S.A. (“Coca-Cola Del Valle”). Embotelladora Andina S.A. contributed 35% of the capital of Coca-Cola Del Valle, with Embonor S.A. and Coca-Cola de Chile S.A. contributing the remaining 15% and 50%, respectively. The main corporate purpose of Coca-Cola Del Valle is the development and production of juices, waters and non-carbonated beverages under brands owned by The Coca-Cola Company that Andina and Coca-Cola Embonor S.A. are authorized to commercialize and distribute in their respective franchise territories.

On August 1, 2016, the Company signed an agreement with Monster Energy Company for the distribution of Monster Energy products in the Chilean territory covered by Andina, which we began distributing in September 2016.

On March 28, 2017, The Coca-Cola Company, together with its bottlers in Latin America, announced the closing of the acquisition from Unilever of the AdeS vegetable protein-based beverage business. Andina began distributing AdeS products in Chile in July 2017.

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

In October 2019, Cooperativa Agrícola Pisquera Elqui Ltda. (“Capel”), Embonor S.A. and Andina, signed an agreement for the distribution in Chile of products bearing the brands belonging to Capel, including Capel (brand), Alto del Carmen, Monte Fraile, Brujas de Salamanca, Artesanos del Cochiguaz, among others.

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

In 2010, The Coca-Cola Company along with its bottlers, acquired in a joint venture the company Leão Junior S.A. with a consolidated presence and market share in Andina Brazil’s region in the category of iced tea. Leão Junior S.A. commercializes the Matte Leão brand, among others. Andina Brazil controls 18.20% of Leão Junior S.A. Andina Brazil holds a 10.74% average ownership interest in Leão Junior S.A. and SABB.

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

In 2016, Andina Brazil closed its production facility in Cariacica, state of Espírito Santo, leaving only two production facilities, in the States of Rio de Janeiro and São Paulo.

In 2017, Andina Brazil bought, together with Coca-Cola Brazil and the other Coca-Cola bottlers in Brazil, the company UBI 3 Participações Ltda. The operation was carried out to make the distribution and marketing of AdeS products in Brazil viable. Andina Brazil bought 8.50% of UBI 3 Participações Ltda. for R$21.4 million. Andina Brazil began distributing AdeS products in June 2017.

In August 2017, Andina Brazil increased its ownership interest in Leão Alimentos e Bebidas Ltda. from 8.8% to 10.3%. The value of the additional ownership interest acquired was R $26.5 million.

In March 2018, Andina Brazil started the production of soft drinks at the new Duque de Caxias plant in the state of Rio de Janeiro, and in January 2019, the production of mineral waters started in the same plant.

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

In 2011, EDASA's shareholders resolved to form Andina Empaques Argentina S.A., through a spin-off of all of EDASA’s Packaging Division, including all tangible and intangible assets related thereto. Accounting and tax effects began on January 1, 2012. Subsequently, EDASA absorbed Coca-Cola Polar Argentina S.A.

Additionally, as a result of the Company’s merger with Polar which was completed in October 16, 2012, the Company gained territory serviced by Polar in Argentina, consisting of territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western part of the province of Buenos Aires.

On December 2, 2015 the National Commission for the defense of Competition in the Republic of Argentina, a non-concentrated organism under the administration of the Undersecretary of Trade of the Secretary of Trade of Ministry of Economy and Public Finances, notified EDASA of Resolution No. 640 issued by the Secretary of Trade of the Ministry of Economy and Public Finances on November 24, 2015, under which it authorized and approved the economic concentration caused by the (i) merger by incorporation between the Chilean company Embotelladora Andina S.A., as surviving entity, and Embotelladoras Coca-Cola Polar S.A., and (ii) the merger by incorporation between EDASA as surviving entity, and Coca-Cola Polar Argentina S.A., respectively, under article 13, inc. a) of Law 25,156 (old Anti-Trust Law).

On March 28, 2017, EDASA acquired 13.0% of the shares of the company Alimentos de Soja S.A.U., dedicated to the production of vegetable protein-based beverages marketed under the brand “AdeS”. The sale of Alimentos de Soja S.A.U. shares was carried out within the framework of a global transaction under the terms of which The Coca-Cola Company and certain Coca-Cola bottlers acquired the “AdeS” liquid soy-based food business from the Unilever Group in Brazil, Mexico, Argentina, Colombia, Paraguay, Uruguay, Bolivia and Chile. EDASA began distributing AdeS products in July 2017. In 2018, EDASA acquired shares of Alimentos de Soja S.A.U. (currently Alimentos de Soja S.A.), increasing its ownership interest to 14.3%. The amount of shares transferred was sufficient to provide EDASA a percentage of shares approximately proportional to its market share in the territory.

On December 13, 2017, EDASA, together with Monster Energy Company, entered into an agreement in which Monster Energy Company named Embotelladora del Atlántico S.A. as distributor in the franchise territory of Andina Argentina of the products bearing the "Monster" brand for an initial period of 10 years. In February 2018, we began commercializing and distributing Monster products entering the category for energy drinks.

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

PARESA began distributing AdeS and Monster products in July 2017 and May 2019, respectively.

Capital Expenditures

The following table sets forth our capital expenditures by country for the 2017-2019 period:

	Year ended December 31,
	2017	2018	2019
	(in millions of Ch$)
Chile	50,337	52,094	51,543
Brazil	81,322	32,536	21,343
Argentina	29,538	26,749	24,343
Paraguay	7,661	9,684	13,454
Total	168,858	121,063	110,683

Our total capital expenditures were Ch$168,858 million in 2017, Ch$121,063 million in 2018 and Ch$110,683 in 2019.

In 2019, capital expenditures were principally related to the following:

Argentina

•	Returnable containers (glass and PET bottles) and cases for bottles,
•	Coolers - Cold Equipment,
•	Can Line Project (Monte Cristo plant – fine tuning),
•	Refillable PET (Ref PET) Returnable Labeling Project (Monte Cristo plant and Bahia Blanca plant – fine tuning),
•	Ref PET Blowing Project (Monte Cristo plant),
•	Front Office project (implementation stage 1 which will be completed in 2020), and
•	Purchase of forklifts and transpallets.

Brazil

•	Finalization of the Duque de Caxias plant,
•	Production lines and equipment for the Duque de Caxias plant,
•	Implementation of returnable labelling project,
•	Returnable containers (Ref PET and glass bottles) and plastic bottle cases,
•	Cold equipment, post-mix and other equipment for the point of sale,
•	Improvements in the management systems,
•	Machinery to increase efficiency and productive capacity, and
•	Renewal of part of the trucks and forklifts for industrial and logistics areas.

Chile

•	New One-Way (OW) line for soft drinks and water,
•	Labelling project central zone,
•	Production room adjustment, and
•	Renewal distribution fleet.

Paraguay

•	Fructose production facilities,
•	Online blowing Line 3,
•	Extension of deposits,
•	“Front Office” project,
•	Returnable bottles and plastic cases, and
•	Cold equipment.

We have budgeted US$160-170 million for our capital expenditures in 2020, which is expected to be mainly destined to:

•	Improve our information technologies with a main focus on big data and artificial intelligence,
•	Improve our productive capacity (mainly returnable labeling projects, and a production line in Paraguay),
•	Improve infrastructure for greater flexibility (mainly in Paraguay and Chile),
•	Returnable bottles and containers (optimizing the use of multipurpose bottles), and
•	Cold equipment (with energy efficiency savings and better customer service).

For 2020, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2020 may change based on market conditions and how the economy evolves in the countries where we operate. In particular, we are reviewing our capital expenditures plan for the year 2020 due to the changing conditions resulting from the effects of the COVID-19 crisis.

B.	BUSINESS OVERVIEW

We are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We are the largest bottler of Coca-Cola trademark beverages in Chile and Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay.

In 2019, we had consolidated net sales of Ch$1,779,025 million and total sales volume of 746.4 million unit cases of beverages.

In addition to our soft drinks business, which accounted for 68% of our consolidated net sales during 2019, we also:

•	produce, sell and distribute fruit juices, other fruit-flavored beverages, sport drinks, flavored waters, mineral and purified water in Chile, Argentina, Brazil and Paraguay under trademarks owned by The Coca-Cola Company;
•	manufacture polyethylene terephthalate (“PET”) bottles and preforms, returnable PET bottles, cases and plastic caps, primarily for our own use in the packaging of our beverages in Chile and Argentina;
•	produce, sell and distribute ice tea, mate beverages, and sell and distribute lactose free dairy products in Brazil;
•	produce, sell and distribute seed-based beverages in Argentina under trademarks owned by The Coca-Cola Company, and sell and distribute these products in Brazil, Chile and Paraguay;
•	sell and distribute energy drinks in Argentina, Brazil, Chile and Paraguay under trademarks owned by Monster Energy Company;
•	sell and distribute beer in Brazil under the brands Amstel, Bavaria, Heineken, Kaiser, Sol and Xingu;
•	distribute beer, wine and cider in the south of Argentina;
•	sell and distribute spirits and wine in Chile; and
•	distribute ice cream and other frozen products under the Guallarauco brand in Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2019.

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

Our Product Overview

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories. In addition, we distribute Heineken brand beer in Brazil, beer, wine and cider in southern Argentina, and spirits and wine in Chile. The following table sets forth the brands of the products that we distribute by country as of December 31, 2019:

	Chile	Brazil	Argentina	Paraguay
Colas
Coca-Cola	✓	✓	✓	✓
Coca-Cola Light	✓		✓
Coca-Cola Zero/Sin Azúcar	✓	✓	✓	✓
Coca-Cola Energy	✓
Coca-Cola Plus Café	✓

Flavored soft drinks
Cantarina	✓
Crush			✓	✓
Fanta	✓	✓	✓	✓
Fanta Zero/Sin Azúcar	✓	✓	✓	✓
Inca Kola	✓
Inca Kola Zero/Sin Azúcar	✓
Kuat		✓
Kuat Zero		✓
Nordic Mist	✓
Nordic Mist Zero	✓
Nordic Mist Agua Tónica	✓
Quatro Zero	✓
Schweppes		✓	✓	✓
Schweppes Zero			✓
Schweppes Tónica		✓	✓	✓
Sprite	✓	✓	✓	✓
Sprite Zero/Sin Azúcar	✓	✓	✓	✓
& Nada	✓		✓
Yas		✓

Juices
Cepita			✓
Del Valle		✓
Andina Del Valle	✓
Kapo	✓	✓
Frugos				✓
AdeS	✓	✓	✓	✓
Guallarauco	✓

Waters
Aquarius	✓		✓	✓
Benedictino	✓
Bonaqua			✓
Crystal		✓
Dasani				✓
Glaceau Vitamin Water	✓
Kin			✓	✓
Glaceau SmartWater	✓
Guallarauco	✓
Vital	✓
Tropical				✓

	Chile	Brazil	Argentina	Paraguay
Other Non-alcoholic Beverages
Black	✓
Burn		✓
Monster	✓	✓	✓	✓
Fuze		✓
I9		✓
Matte Leão		✓
Powerade	✓	✓	✓	✓
Powerade Zero	✓		✓
Minilac Verde Campo		✓
Shake Whey Verde Campo		✓

Beer
Amstel		✓	✓
Bavaria		✓
Blue Moon			✓
Guiness Original	✓
Grolsch			✓
Heineken		✓	✓
Imperial			✓
Isenbeck			✓
Kaiser		✓
Kunstmann			✓
Miller			✓
Palermo			✓
Schneider			✓
Sol		✓	✓
Warsteiner			✓
Xingu		✓

Spirits and Wine
Baileys	✓
Bourbon Bulleit	✓
Gin Tanqueray	✓
Rum Cacique	✓
Rum Pampero	✓
Rum Zacapa	✓
Sheridan’s	✓
Tequila Don Julio	✓
Vodka Ciroc	✓
Vodka Smirnoff	✓
Whisky Bell’s	✓
Whisky Buchanan’s	✓
Whisky J&B	✓
Whisky Johnnie Walker	✓
Whisky Old Parr	✓
Whisky Sandy Mac	✓
Whisky Singleton	✓
Whisky Vat-69	✓
Whisky White Horse	✓
Pisco Monte Fraile	✓
Pisco Hacienda La Torre	✓
Pisco Alto del Carmen	✓
Pisco Capel	✓
Pisco Brujas de Salamanca	✓

	Chile	Brazil	Argentina	Paraguay
Pisco Artesanos del Cochiguaz	✓
Rum Maddero	✓
Wine Prólogo Late Harvest	✓
Sparkling Wine Pkador	✓
Sparkling Wine Francisco de Aguirre	✓
Sparkling Wine Sensus	✓
Sparkling Wine Nola Zero	✓
Sparkling Wine Myla	✓
Pisco Sour Estrella del Elqui	✓
Pisco Sour Nola Zero	✓
Cocktail Inca de Oro Sour	✓
Cider 1888			✓
Cider Real			✓
Wine Colón			✓
Wine La Celia			✓
Wine Eugenio Bustos			✓
Wine Graffigna			✓
Wine Grosso	✓

Ice Creams and Frozen Products
Guallarauco	✓

In addition, in Chile, through the Koolife business unit, we import and distribute some other Coca-Cola trademark beverages, such as Coca-Cola Caffeine Free, Coca-Cola Zero Cherry, Coca-Cola Zero Vanilla, Aloe Gloe (organic aloe vera), Coca-Cola Plus Espresso, Zico coconut water, among others.

We produce, market and distribute Coca-Cola products in our franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary in each jurisdiction of The Coca-Cola Company. We consider our relationship with The Coca-Cola Company to be an integral part of our business strategy.

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

During 2019, Chile accounted for 32.1% and 34.2% of our volume and consolidated net sales, respectively.

Soft Drinks: Our Chilean soft drink operations accounted for net sales in 2019 of Ch$408,468 million. We measure sales volume in terms of unit cases (UCs). The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	271,723	110.3	284,155	112.5	305,205	119.3
Flavored soft drinks	119,906	47.4	106,627	42.2	103,263	38.9
Total	391,629	157.7	390,782	154.7	408,468	158.2

As of December 31, 2019, we sold our products to approximately 64,000 customers in Chile. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2017	2018	2019
		(%)
Mom & Pops (1)	47	46	46
Supermarkets	29	30	28
On premise	12	12	15
Wholesale distributors	12	12	11
Total	100	100	100

(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: Coca-Cola Andina, through VJ S.A., produces and sells juices, fruit flavored beverages and sports drinks. Juices are manufactured and commercialized under the brands Andina del Valle (juices and fruit nectars), Kapo (juice drink), Glaceau Vitamin Water (water with added vitamins and minerals), Aquarius (juice drink) and Powerade (isotonic). Vital Aguas S.A. is in charge of bottling mineral and mineralized water under the brands Vital and SmartWater (sparkling and still versions). Also, Andina (in Chile) and ECSA produce purified water under the brand Benedictino.

In September 2016 and July 2017, the Company began the distribution in Chile of products under the trademarks of Monster and AdeS, respectively. In 2018, the Company began selling and distributing certain Guallarauco products and spirits from the company Diageo, and in 2019 the Company began with the sale and distribution of liquors and wine of the company Capel.

In 2019, net sales of waters, juices, seed-based beverages, sports drinks, energy drinks and spirits in Chile were Ch$200,484 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and since October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the consummation of the Ipiranga acquisition on October 1, 2013. During 2019, Brazil accounted for 34.7% and 34.8% of our volume and consolidated net sales, respectively.

Soft Drinks: The Brazilian soft drink operations accounted for net sales of Ch$360,792 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	300,804	150.8	245,955	152.0	264,929	145.6
Flavored soft drinks	86,741	50.9	80,601	49.4	95,862	61.2
Total	387,545	201.7	326,016	201.4	360,792	206.8

As of December 31, 2019, we sold our products to approximately 85,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2017	2018	2019
		(%)
Mom & Pops (1)	40	23	24
Supermarkets	34	34	32
On premise	18	17	17
Wholesale distributors	8	26	28
Total	100	100	100

(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Note: The large difference of figures in the Mom & Pops and Wholesale distributors channels when comparing 2018 and 2019 with 2017 is because in 2017 the volume of Wholesale Distributors and Deposits were considered as part of the Mom & Pops volume, unlike the other years where it is assigned to Wholesale Distributors. If the same criteria had been applied in 2017, the Mom & pops channel mix would be 23.8% in 2017.

Other Beverages: We sell and distribute beer under the Amstel, Bavaria, Heineken, Kaiser, Sol and Xingu labels. We sell and distribute water under the labels Crystal and SmartWater, ready-to-drink juices under the labels Del Valle Frut e Fresh, Del Valle Mais, Del Valle 100%, Del Valle Nutri, Del Valle Água de Coco, Del Valle Concentrado, Sabores Caseros and Kapo, energy drinks under the brand names Burn and Monster, isotonic drinks under i9 and Powerade brand names and Fuze Ice Tea, Fuze Matte Leão, Matte Leão and Guaraná Leão ready-to-drink teas. We also sell and distribute seed-based beverages, AdeS Juice and AdeS Milk, under the brand name AdeS and Shake Whey and Minilac lactose-free beverages under the brand name Verde Campo. As of November 2016 and June 2017, the Company began the distribution in its Brazilian franchise territories of products under the trademarks of Monster and AdeS, respectively.

In 2019, net sales of beer, waters, juices, ready-to-drink teas, seed-based beverages, sports drinks and energy drinks in Brazil were Ch$258,530 million.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Rios, western part of the province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, and Tierra del Fuego. During 2019, Argentina accounted for 23.9% and 22.2% of our sales volume and consolidated net sales, respectively.

Soft Drinks: The Argentine soft drink operations accounted for net sales of Ch$313,866 million in 2019. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	(in millions)
			Ch$	UCs	Ch$	UCs
Colas	308,462	123.5	235,678	119.0	222,140	108.9
Flavored soft drinks	136,410	50.9	95,125	48.0	91,726	40.8
Total	444,872	174.4	330,803	167.0	313,866	149.7

As of December 31, 2019, we sold our products to approximately 59,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2017	2018	2019
		(%)
Mom & Pops (1)	34	33	33
Supermarkets	33	31	31
On premise	3	3	4
Wholesale distributors	30	32	32
Total	100	100	100

(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: In Argentina, we produce and distribute ready-to-drink juices under the Cepita brand name. We also produce and sell water under the brands Kin, Bonaqua (sparkling and still mineral water), Aquarius (flavored waters), and Powerade (sports drink). During 2017, we incorporated the AdeS brand (ready to drink soy-based beverage) through a Joint Venture with The Coca-Cola Company and the rest of the bottlers (Andina Argentina bills this business on behalf and by order of the AdeS S.A. joint venture). In 2018 we incorporated the Monster brand (energy drink) to our portfolio, through a purchase and sale model. Also, we distribute beer including Palermo, Schneider, Heineken, Amstel, Bieckert, Sol, Imperial, Kunstmann, Miller, Isenbeck, Grolsch and Warsteiner; wine under the brands La Celia, Eugenio Bustos, Graffigna and Colon; and cider under the brands 1888 and Real.

In 2019, net sales of juices, waters, seed-based beverages, sports and energy drinks in Argentina were Ch$70,990 million. These values also consider the commission for distribution of beer, wine and cider.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country. During 2019, Paraguay accounted for 9.3% and 8.9% of our volume and consolidated net sales, respectively.

Soft Drinks: The Paraguayan soft drinks operations accounted for net sales of Ch$124,856 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	(in millions)
			Ch$	UCs	Ch$	UCs
Colas	68,020	30.8	67,538	32.1	72,303	30.6
Flavored soft drinks	45,295	23.3	50,557	24.0	52,553	25.6
Total	113,315	54.1	118,095	56.1	124,856	56.2

As of December 31, 2019, we sold our products to approximately 58,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31(1),
	2017	2018	2019
		(%)
Mom & Pops (2)	34	34	36
Supermarkets	15	16	17
On premise	14	14	13
Wholesale distributors	36	36	34
Total	100	100	100

(1)	In 2019, we changed how we define our types of customer in Paraguay, and as a result we have reclassified our sales volume per type of customer for each of the years shown in the table above.
(2)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: In Paraguay, we produce and distribute juices ready to be consumed under the trademark Frugos and we import and distribute seed-based drinks under the AdeS trademark. We also manufacture and sell water under the trademarks Dasani (purified water), Aquarius (flavored water), Kin (mineral water) and isotonic drinks like Powerade. We also manufacture and sell energy drinks under the trademark Monster (since May 2019).

In 2019, net sales of juices, waters, seed-based beverages, isotonic and energy drinks in Paraguay were Ch$34,036 million.

Distribution

Chile

Soft Drinks, Juices and Waters: In Chile, we distribute our products through a distribution system that includes: (i) third-party owned trucks (491 trucks) that provide an exclusive distribution service and (ii) our own trucks (234 trucks). In 2019, 88% was distributed by exclusive third-party transport companies and 12% by companies of the Andina group. Distribution of all of Andina beverages in Chile takes place from distribution centers and production facilities. In most cases, the transport company collects payment from the customer in cash or check. Where applicable, the driver also either collects empty returnable glass or PET bottles of the same type and quantity as the ones being delivered or collects cash deposits for the net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 44.7% of total soft drinks volume in 2019. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 41 days after invoices are issued.

Brazil

Soft Drinks, Juices and Waters: In Brazil, we generally distribute Coca-Cola products through a distribution system that includes: (i) own trucks (ii) trucks operated by independent distributors pursuant to non-exclusive distribution arrangements, and (iii) trucks operated by independent transport companies on an exclusive basis with us. In 2019, 9.6% was distributed by exclusive distributors, 10.5% by independent transport companies and 79.9% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities.

Other Beverages: Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Cervejarias Kaiser S.A. (“Kaiser”) by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Kaiser. In 2006, FEMSA acquired from Molson a controlling ownership interest in Kaiser and in 2010, Heineken acquired a controlling interest in FEMSA’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2019, Andina Brazil’s net sales of beer were Ch$134,701 million.

The Coca-Cola Company and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola System of beer produced and imported by Heineken. The agreement was signed on March 19, 2002 and is renewable for a period of 20 years.

In July 2017 Heineken Brazil unilaterally notified us of the termination of the agreement by virtue of which Andina Brazil commercializes and distributes Heineken-branded beers in Brazil. Andina Brazil understood that the expiration of the agreement was scheduled for 2022 and submitted the dispute to arbitration. On October 31, 2019, a non-appealable decision was rendered in Andina Brazil’s favor. Andina Brazil continues distributing Heineken-branded products in Brazil and expects to do so until the termination of the agreement in March 2022.

Andina Brazil is not allowed to produce, bottle, sell or obtain any interest in any bottled or tap beer under any other label or in any bottle or packaging that could be confused with brand beers, except as may be mutually agreed in writing between Andina Brazil and Heineken.

Argentina

Soft Drinks, Juices and Waters: In 2019, 68% of EDASA’s Coca-Cola soft drinks were distributed by direct distribution and 32% by other distributors and wholesale distribution (indirect distribution). The direct distribution is done by a group of independent transport companies, on an exclusive basis.

Other Beverages: Andina Argentina uses its distribution system to distribute beer in the territory composed by the provinces of La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego and the following parts of the Province of Buenos Aires: Bahía Blanca, Tornquist, Coronel M.L.Rosales, Coronel Dorrego, Villarino, Daireaux, Guamini, Adolfo Alsina, Coronel Suarez, Coronel Pringles, Saavedra, Puán, Saliqueló, Municipio Urbano de Monte Hermoso, Benito Juárez, Gonzalez Chávez, Tres Arroyos, Carmen de Patagones, Olavarría, Azul, Tapalqué, Laprida, Lamadrid, Arrecifes, Chacabuco, Colón, Pergamino, Rojas, Salto, Bartolomé Mitre, Capitán Sarmiento, 9 de Julio, 25 de Mayo, General Alvear, Chivilcoy, Alberti, Bragado, Junín, Viamonte, Arenales, L.N.Alem, Lincoln, General Pinto, Ameghino, Tres Lomas, Pehuajó, Carlos Casares, Hipólito Yrigoyen, Bolívar, Carlos Pellegrini, Trenque Lauquen, Rivadavia, Carlos Tejedor, General Villegas. Andina Argentina began distributing beer in 2012 due to the merger with Coca-Cola Polar. Since mid-2019, wine and cider have been added to the business. Andina Argentina distributes on behalf of and according to an order by CICSA (Compañía Industrial Cervecera S.A.) at a set price which is segmented for each of the regions where the contract operates, and for which Andina Argentina receives a commission.

The Coca-Cola Company and two bottlers (ex-Coca-Cola Polar Argentina S.A., today Andina Argentina, and ex Juan Bautista Guerrero S.A., today Salta Refrescos S.A. of the Arca group) executed a master agreement regarding the distribution of beer manufactured or imported by CICSA, through the Coca-Cola distribution system. The distribution master agreement was executed on June 12, 2003 for an initial period of five years, with successive extensions every three years, and the last one agreed on November 29, 2017 for a new five-year term expiring on June 12, 2022. On August 1, 2019, an addendum to this agreement was signed to amend the commissions, and include wine and cider within the scope of the distribution agreement.

In addition, on December 13, 2017, EDASA executed an agreement with Monster Energy Company for the distribution and commercialization of energy drinks of the “Monster” trademark for an initial period of 10 years in the territory within the franchise of Andina Argentina, with the consent of The Coca-Cola Company.

Paraguay

Soft Drinks, Juices and Waters: PARESA distributed 88.3% of its products through direct distribution (independent transport companies), and 11.7% through wholesale distributors.

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

Soft Drinks Market Share

	2017				2018				2019
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay
							(%)
Coca-Cola soft drinks	68	62	62	69	67	62	63	72	67	62	63	73
Pepsi Bottler soft drinks	28	17	17	9	29	17	16	8	30	17	14	7
Other soft drinks	4	21	21	22	4	21	21	20	4	21	23	20
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen.

Chile

Soft Drinks: The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the number of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and bottled water). Based on reports by A.C. Nielsen, we estimate that in 2019, our average soft drink market share within our franchise territories was 66.7%.

Other Beverages: Our principal competitor in the water segment is CCU, but there is also competition from low priced brands (“B-brands”). Our principal competitors in the juice segment are, Watt’s-CCU joint venture, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche. The Chilean market for fruit-flavored beverages also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products competition for our waters and juices business because we believe that these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2019, our market share within our Chilean franchise territories reached approximately 37.8% for juices and others segment and approximately 42.2% for waters.

Brazil

Soft Drinks: The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2019, our average soft drink market share within our Brazilian franchise territories was approximately 61.7%.

Other Beverages: In the beer sector, Andina Brazil’s main competitor is AmBev which during 2019 had a very dominant position in the Brazilian market. In Andina Brazil our market share for waters reached 18.3%, where we distribute under the Crystal brand mineral water and SmartWater. In the segment of juices and others our market share was 48.7%.

Argentina

Soft Drinks: The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is Pepsi, commercialized by InBev. The most significant B-brand competitors are: Pritty, Refresh Now (Manaos), and Produnoa (Secco). Based on reports by A.C. Nielsen, we estimate that in 2019, our average soft drink market share within our Argentine franchise territories reached approximately 62.9%.

Other Beverages: We service the market for plain and flavored water through the Bonaqua, Kin and Aquarius brands, through which we have 17.4% of the market. In addition, the market of juices and others is serviced through the Cepita juice brand, Powerade in isotonic and seed-based beverages AdeS, where we have a market share of 45.3%.

Paraguay

Soft Drinks: The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the number of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which had a 9.1% market share in 2019. B-brands in Paraguay represented 22.7% of the soft drink industry. In 2019, Pepsi had a market share of 7.5%, and is produced and marketed by Vierci Group, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2019, our average soft drinks market share within our Paraguayan franchise territories was approximately 73.4%.

Other Beverages: We are leaders in all non-carbonated categories. In waters, we have a market share of 47.6% with our Dasani, Aquarius, Tropical and Kin brands. The market for juices and others is serviced through the Frugos and AdeS brands, Powerade in sport drinks, and Monster in energy drinks, where we had a market share of 59.0% in 2019.

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

Sales

Total sales of AEASA reached Ch$18,509 million, of which Ch$8,730 million corresponded to sales to EDASA, Ch$2,668 million corresponded to sales to other related companies of the group and Ch$7,111 million corresponded to sales to third parties.

Competition

AEASA is the supplier of returnable bottles, preforms, plastic caps and cases for Coca-Cola Bottlers in Argentina, also supplying some formats to Coca-Cola bottlers in Chile, Bolivia and Paraguay. In Argentina, we compete principally with Alpla S.A. and Amcor.

CMF is the principal supplier of returnable bottles, non-returnable PET, plastic caps and cases for Coca-Cola bottlers in Chile. The industry in Chile presents few manufacturers of non-returnable PET bottles which are significantly smaller to those of CMF. The second national manufacturer of non-returnable PET bottles is Plasco S.A., which does not compete with CMF as it is the bottle manufacturer of ECUSA (Chilean Pepsi bottler).

Raw Materials and Supplies

The main raw materials used in the production of Coca-Cola soft drinks are concentrate, sweetener, water and carbon dioxide gas. Production also requires glass and plastic bottles, bottle caps and labels. Water used in soft drink production is treated for impurities and adjusted for taste reasons. All raw materials, especially water, are subjected to continuous quality control.

Chile

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

•	Concentrate: Coca-Cola de Chile S.A.

•	Sweetener: Iansa Ingredientes S.A., Sucden Chile S.A. and Comercializadora de Productos Panor Ltda.

•	Carbon dioxide gas: Linde Gas Chile S.A.

•	Containers (bottles): Envases CMF S.A. (PET and RefPET), Cristalerías de Chile S.A. (glass) and Cristalerías Toro S.A.C.I. (glass).

•	Caps: Envases CMF S.A. and Sinea S.A.

During 2019, 83% of the variable cost of sales for soft drinks corresponded to main raw materials and acquired finished products by Andina in Chile. The raw material cost mix is divided as follows: concentrate represents 72%; sweeteners 13%; non-returnable bottles 10%; bottle caps 3%, carbon dioxide 1% and other raw material 1%. Water does not constitute an important raw material cost. Additionally, the cost of finished products purchased from our subsidiaries, such as ECSA, is included within the cost of sales of soft drinks. These costs represent 15% of the total costs of sales of soft drinks and correspond mainly to cans, PET bottles and sweeteners.

Other Beverages: The principal raw materials used by Vital Jugos in the production of juices and as a percentage of total raw material costs, are sweeteners 2.4%, fruit pulp and juices 8.1%, concentrate 32.4%, containers 20.6%, wrapping material 4.2%, caps 3.1% and other raw material 2.6% all of which during 2019 accounted for 73.4% of total costs for sales of juice, including packaging.

The principal raw materials used by Vital Aguas in the production of still and sparkling mineral water and as a percentage of total raw material costs are: packaging 30%, concentrate 26%, caps 6%, wrapping material 4%, carbonation 1%, and other raw materials 2%, all of which during 2019 accounted for 69% of total costs for sales of water, including packaging.

Brazil

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

•	Concentrate: Recofarma Industrias do Amazonas Ltda.
•	Sweetener: Usina Alta Mogiana S.A. Açúcar e Alcool.
•	Water: Companhia Estadual de Água e Esgotos CEDAE (only Jacarepaguá).
•	Preforms: Lorenpet Industria e Comercio de Plásticos Ltda.
•	Containers (RefPET): RioPet Embalagens S.A.
•	Aluminum cans and aluminum caps: Ball Embalagens Ltda.
•	Caps: Bericap do Brasil Ltda.
•	Electricity/Gas: Ecogen Rio Solucoes Energeticas S.A.
•	Reselling of products: Cervejarias Kaiser Brasil S.A.
•	Thermo-contractible: Patena Industria e Comercio de Resinas e Filmes Plasticos Ldta.
•	Tetra: Tetra Pak Ltda.
•	Juices: Citrus Juice Eireli.

In 2019, 75.1% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 48.0%; sugar and artificial sweeteners 17.9%; non-returnable bottles 14.4%; cans 11.8%; bottle caps 3.3%; carbon dioxide 1.8% and other raw material 2.8%.

Argentina

Main suppliers of raw materials for the production of soft drinks:

•	Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.
•	Sweetener: Complejo Azucarero Concepcion.
•	Carbon dioxide gas, Carbonic gas and Nitrogen: Praxair Argentina S.R.L.
•	Containers (bottles): Dak Americas Argentina S.A. (PET), Andina Empaques Argentina S.A. (PET and RefPET), and Cattorini Hermanos S.A.C.I.F.E.I. (glass).
•	Cans: Ball Beverage Can South America.
•	Electric energy: Compañía Administradora del Mercado Mayorista Eléctrico S.A., EPEC (CAMMESA), and Termoandes S.A.
•	Thermo-contractible: Rio Chico S.A.

In 2019, 63.7% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 60.8%, sugar and artificial sweeteners 13.9%, non-returnable bottles 16.3%, bottle caps 3.3%, carbon dioxide 0.5%, cans and caps 2.8%, and other raw materials 2.4%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1.7% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina during 2019. At the end of 2018, a canning line was installed at the Monte Cristo plant allowing us to have our own supply of this product since 2019.

PET Packaging: The principal raw material required for production of PET bottles is PET resin. During 2019, this raw material was mainly purchased from DAK Americas de Argentina S.A. and Ecopek S.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2019 was bought mainly from PBB Polisur S.A.

In 2019, AEASA’s costs for PET resin accounted for 39% of the total variable cost of its sales of PET bottles and preforms.

Paraguay

Main suppliers of raw materials for the production of soft drinks:

•	Concentrate: Recofarma Industrias do Amazonas Ltda., and Servicios y Productos Argentina.
•	Sugar: Industria Paraguaya de Alcoholes S.A., and Azucarera Paraguaya S.A.
•	Containers (bottles): Cattorini Hnos. (glass).
•	Plastic caps: Andina Empaques Argentina and Sinea S.A.
•	Preforms: Industrias PET S.A.
•	Electric energy: ANDE-Administración Nacional de Electricidad.
•	Resale products: Alimentos de Soja S.A. and Embotelladora del Atlántico S.A. - Monster Energy.
•	Tetra: Tetra Pak Ltda.
•	Fructose: Ingredion Argentina S.R.L. and Arcor S.A.

During 2019, 73% of the variable cost of sales for beverages produced by PARESA corresponded to main raw materials. The composition of this raw material cost is as follows: concentrate represents 48%, sugar and artificial sweeteners 19%, non-returnable bottles 14%, AdeS finished product cost 7%, bottle caps 4%, carbon dioxide 1% and other raw materials 7%.

Marketing

We and The Coca-Cola Company jointly promote and market Coca-Cola products in our franchise territories, in accordance with the terms of our respective bottler agreements. We advertise in major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with our input at the local or regional level.

In 2019, we paid approximately 60% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

Pursuant to the existing distribution agreements with Heineken and Monster, these companies are responsible for planning and managing advertising, marketing and promotional activities related to beer and energy drinks, respectively. Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken’s and Monster’s prior approval. The parties have agreed to assume jointly the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro, Espírito Santo and Ribeirão Preto regions.

In Argentina, in accordance with the existing distribution agreement with CICSA, CICSA is responsible for planning and managing advertising, marketing and promotional activities related to beer, wine and cider. Andina Argentina, however, is free to undertake marketing or promotional activities with CICSA’s prior approval. The parties have agreed that CICSA will assume the costs of promotional activities (radio, television, outdoor advertising and media) in the region.

In September 2016, November 2016, February 2018 and May 2019, Andina (Chile), Andina Brazil, Andina Argentina and Paraguay Refrescos, respectively, began to commercialize the energy drink, called Monster Energy. This brand is part of the collaboration agreement entered into during 2015 by The Coca-Cola Company and Monster Energy, which included the distribution of its products in the territories of the Coca-Cola System, such as Chile, Brazil, Argentina and Paraguay.

Channel Marketing

In order to provide more dynamic and specialized marketing of our products, our strategy is to divide our market into distribution channels. Our main channels are small retailers, “on premise” consumption such as restaurants and bars, supermarkets and third-party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drinks and other beverages consumers in each type of location or distribution channel. In response to this analysis, we seek to tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

Our consolidated total advertising expenditures were Ch$29,210 million, Ch$17,346 million and Ch$27,113 million in 2017, 2018 and 2019, respectively.

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

The bottler agreements are international standard contracts. The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates and beverage basis for certain Coca-Cola soft drinks and non-soft drink beverages. These are renewable upon request by the bottler and at the sole discretion of The Coca-Cola Company. We cannot assure you that the bottler agreements will be renewed upon their expiration or that they will be renewed upon the same or better terms.

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

Advertising and marketing

The Coca-Cola Company has no obligation to contribute to our expenditures for advertising and marketing, but it may, at its discretion, contribute to such expenditures and perform independent advertising and marketing activities, as well as cooperative advertising and sales promotion that would require our cooperation and support. In each of the franchise territories, The Coca-Cola Company has been contributing approximately 40-50% of our advertising and marketing expenses, but no assurances can be given that equivalent contributions or any contributions at all will be made in the future.

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

Chile

Our licenses for the territories in Chile expire in January 2023.

In 2005 Vital S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized Vital S.A. to produce, prepare and bottle in packaging previously approved by The Coca-Cola Company the previously mentioned trademarks.

Andina and Embonor have the right to purchase products from Vital Jugos. This contract was renewed on January 1, 2019 and expires on December 31, 2020. Additionally, Andina, Vital Jugos and Embonor have agreed with The Coca-Cola Company to produce, bottle and commercialize these products at their respective plants.

In 2005, Vital Aguas and The Coca-Cola Company entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages in connection with the Vital, Chanqueahue, Vital de Chanqueahue, and Dasani brands incorporating at the beginning of 2008 the Benedictino brand to the product portfolio manufactured by Vital Aguas under the agreement. This contract was renewed on January 1, 2019 and expires on December 31, 2020.

Brazil

Our licenses for the territories in Brazil expire in October 2022.

Argentina

Our licenses for the territories in Argentina expire in September 2022.

Paraguay

Our licenses for the territories in Paraguay expire in September 2020.

Regulation

General

We are subject to a full range of government regulations generally applicable to companies engaged in business in our franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities and anti-trust laws. Currently, no material legal or administrative proceedings are pending against us with respect to any regulatory matter in any of our franchise territories except those listed as such in “Item 3. Key Information—Risk Factors” and “Item 8. Financial Information—Contingencies”.

We believe that, to the best of our knowledge we are in compliance in all material respects with applicable statutory and administrative regulations relating to our business in each of our franchise territories.

Chile: There are no special licenses or permits specifically required to manufacture and distribute soft drinks and juices in the Chilean territory. Food and beverage producers in Chile, however, must obtain authorization from, and are supervised by the Health Ministry’s respective regional offices (Secretaría Regional Ministerial de Salud), which inspects production facilities and takes liquid samples for analysis on a regular basis. Our main plant in Renca obtained its permit to operate on October 6, 2011 which has been granted for an indefinite period. Likewise, the permits we have to operate our other plants in Chile, have also been granted for an indefinite period. In addition, production and distribution of mineral water is subject to special regulations such that mineral water may be drawn only from sources designated for such purpose by supreme decree. Certification of compliance with such decree is provided by the National Health Service, the Undersecretary’s Office of the Ministry of Health (Servicio de Salud Metropolitano del Ambiente). Our mineral water production facilities have received the required certification.

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

Argentina: While most laws applicable to EDASA are enforced at the federal level, some, such as sanitary and environmental regulations, are primarily enforced by provincial and municipal governments. Licenses or permits are required for the manufacture or distribution of beverages in the Argentine territory, which are evidenced through national records of food establishment and food products. Additionally, our production facilities are subject to registration with federal and provincial authorities and to supervision by municipal health agencies, which certify compliance with applicable laws.

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

Law N° 19,300, addressing general environmental concerns, passed in March 1994, regulates general environmental issues and fundamental aspects applicable to our activities and that could require the hiring of independent experts to conduct studies or environmental impact statements of any future project or activity that may be affected by the provisions of Law N° 19,300. In January 2010, the aforementioned law was amended by Law N° 20,417, which created a new environmental agency, the Environment Ministry, the Environmental Assessment Service and the Environment Superintendence. In January 2012, Law N° 20,600 was published which created the Environmental Tribunals (3), which came into operation on December 2012.

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

In addition, Law N° 6,938 of 1981, known as the Brazilian Environmental Policy, introduced an environmental regime under which no environmental damage is exempt from coverage. This legislation is based on the idea that even a polluting waste tolerated under the established standards could cause environmental damage, and therefore subjects the party causing such damage to the payment of an indemnity. Moreover, as mentioned above, activities damaging to the environment lead to criminal and administrative penalties, provided for in Law N° 9,605 of 1998 or the Environmental Crimes Act.

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

Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Instituto Estadual do Ambiente or INEA, the main environmental authority in Rio de Janeiro, and the Instituto Estadual de Medio Ambiente e Recursos Hídricos (“IEMA”), the main authority on environmental issues in Espirito Santo, and the Companhia de Tecnologia de Saneamento Ambiental - CETESB, the main environmental authority in São Paulo. FEEMA, IEMA and CETESB periodically inspect industrial sites. We believe that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material adverse effect on our results or operations. The operation in Brazil as that of Chile counts with all certifications mentioned in terms of Quality, Environment and Occupational Health and Safety and those associated with Food Safety and Best Practices in Food Processing.

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

In 2002, the National Congress approved federal Law N° 25,612, Comprehensive Management of Industrial Residues and Service Activities (Gestión Integral de Residuos Industriales y de Actividades de Servicios) and Law N° 25,675, General Environmental Law (Ley General del Ambiente) establishing minimum guidelines for the protection of the sustainable environmental management and the protection of biodiversity, applicable throughout Argentina. The law establishes the purposes, principles and instruments of the national environmental policy, the concept of “minimum guidelines,” the judicial purview and the rules governing environmental education and information, citizens’ participation and self-management, among other provisions.

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

Law 1561/00 chartered the three primary environmental agencies in Paraguay. These are: The Ministry of the Environment and Sustainable Development of Paraguay (Ministerio del Ambiente y Desarrollo Sostenible or “MADES”), National Environmental Council (Consejo Nacional del Ambiente or “CONAM”), and National Environmental System (Sistema Nacional del Ambiente or “SISNAM”). The Law establishes the authority and responsibility of these agencies to develop and oversee the national environmental policy.

The Ministry of the Environment and Sustainable Development is the main environmental body responsible for the development and implementation of national environmental laws and it is also the authority responsible for implementing most of the national environmental regulations and for monitoring their compliance. The CONAM is responsible for investigating and establishing the main goals in the environmental policies, which the MADES must then implement. The SISNAM is integrated by several bodies, including governmental and municipal agencies and private sector stakeholders, all interested in solving environmental issues. The SISNAM provides a discussion forum for the public and private sectors to work together collectively, developing ideas and plans to promote a sustainable development.

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

The following chart presents a summary of our direct and indirect ownership interests in our subsidiaries and associated companies:

The following table presents information relating to the main activities of our subsidiaries and associated companies, as well as our direct and indirect ownership interests in them as of the date of this document:

Subsidiary	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A. (1)............	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
VJ S.A. (4)	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A. (4)	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A. (5)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases Central S.A. (4)	Manufacture and packaging of all kinds of beverages and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A. (12)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Comercializadora Novaverde S.A	Process and commercialize fruits, ice cream, vegetables and food in general, under the Guallarauco trademark.	Chile	35.00
Rio de Janeiro Refrescos Ltda. (8)	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A. (2)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Argentina	99.99
Andina Empaques S.A. (2)	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Alimentos de SOJA S.A. (11)	Manufacture, commercialize, import, export, transformation, fraction, package and distribute food products and beverages in general, and their raw materials and related products and by-products.	Argentina	14.30
Paraguay Refrescos S.A. (5)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Paraguay	97.83
Abisa Corp.	Invest in financial instruments, for its own account or on behalf of third parties.	British Virgin Islands	99.99
Aconcagua Investing Ltda. (5)	Invest in financial instruments, for its own account or on behalf of third parties.	British Virgin Islands	99.99
Red de Transportes Comerciales Ltda. (7)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99

Associates	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca-Cola del Valle New Ventures S.A.(9)	Manufacture, distribute and commercialize all kinds of juices, waters and beverages in general.	Chile	35.00
Leão Alimentos e Bebidas Ltda. (6)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.26
Trop Frutas do Brasil Ltda.(10)	Manufacture, commercialize and export natural fruit pulp and coconut water.	Brazil	7.52
Sorocaba Refrescos S.A.(3)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participações Ltda.(3)	Purchase and sale of real estate investments and property management.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
UBI 3 Participações Ltda	Invest in other companies with own resources. Purchase and sale of real estate investments and property management.	Brazil	8.5

(1)	At the Special Shareholders’ Meeting held on November 22, 2011, the shareholders of Embotelladora Andina Chile S.A. agreed to increase its capital of the latter from Ch$10,000,000 (divided into 10,000 shares) to Ch$4,778,206,076 (divided into 4,778,206 shares). It was agreed that the capital increase was to be subscribed and paid by the shareholder Embotelladora Andina S.A. through the contribution of movable goods and real estate property, which are identified in the minutes of the Shareholders’ Meeting.
(2)	At the extraordinary general shareholders’ meeting held on November 1st, 2011, Embotelladora del Atlántico S.A. decided to divide part of its equity to form a new company, Andina Empaques Argentina S.A., for the purpose of developing the design, manufacture and sale of all kinds of plastic products or products derived from the industry for plastics, primarily in the packaging division. Accounting and tax effects began on January 1, 2012.
(3)	In October 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of R$146.9 million.
(4)	Vital Aguas, Vital Jugos, and Envases Central, modified their percentage interests, due to the merger with Embotelladoras Coca-Cola Polar in 2012.
(5)	Companies incorporated during 2012, due to the merger with Embotelladoras Coca-Cola Polar S.A.
(6)	During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda. and Sistema de Alimentos de Bebidas Do Brasil Ltda. into a single company that is the legal continuing entity, namely Leão Alimentos e Bebidas Ltda. According to the current business scheme in Brazil for this company, during 2014 a 2.05% ownership interest held by Rio de Janeiro Refrescos Ltda. in Leão Alimentos e Bebidas Ltda. was sold to the rest of the bottlers’ system in Brazil.
(7)	Companies created to facilitate the restructuring of the distribution process in Chile.
(8)	During the fourth quarter of 2013 Rio de Janeiro Refrescos Ltda. acquired Companhia de Bebidas Ipiranga, which was legally merged into this entity.
(9)	Coca-Cola del Valle New Ventures S.A. was incorporated during 2016.
(10)	As a result of company restructuring in 2016, Trop Frutas do Brasil Ltda, began to depend on the group of bottlers from The Coca-Cola System in Brazil, Rio de Janeiro Refrescos Ltda, holds a 7.52% direct ownership interest in that company.
(11)	At the end of the fiscal year 2017, Embotelladora Andina S.A., indirectly through Embotelladora del Atlántico S.A. (EDASA) held an ownership interest of 12.96% (76,507,211 shares) in the stock capital of Alimentos de Soja S.A. On August 23, 2018, the capitalization of contributions made by the shareholders in 2017 was approved. As a result of such capitalization, EDASA maintained its ownership percentage (84,692,875 shares). On August 24, 2018, EDASA acquired 8,849,363 shares from the shareholder Salta Refrescos S.A., according to the volume quotas, and as a result the ownership interest of EDASA increased to 14.30% (93,542,238 shares). Additionally, on August 28, 2018 and December 3, 2018, two capital increases were approved for which EDASA's holding increased to 113,431,590 and then 130,449,895 shares, respectively, maintaining its ownership interest of 14.30%.
(12)	In November 2019, Inversiones Los Andes Ltda. (ILA) was merged into Andina Bottling Investments S.A. (ABISA) for corporate purposes. As a consequence of the merger, ILA was absorbed by ABISA, which became the owner of the shares issued by Embotelladora del Atlántico S.A. (EDASA), Aconcagua Investing Limitada and Paraguay Refrescos S.A. (PARESA), previously held by ILA.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

	MAIN USE	Square meters	Property
ARGENTINA
Embotelladora del Atlántico S.A.
Azul	Distribution Centers / Warehouses	600	Third Parties
Bahía Blanca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Warehouses (Don Pedro)	6,000	Leased
Bahía Blanca	Commercial Offices	903	Leased
Bahía Blanca*	Real Estate (parking lot)	73,150	Own
Bahía Blanca	Warehouses (M&F Palletizer -EDF deposit)	1,400	Leased
Bariloche	Offices / Distribution Centers / Warehouses	1,870	Leased
Bialet Masse*	Real Estate**	880	Own
Bolivar	Commercial Logistic Operations	700	Third Parties
Bragado	Commercial Offices	38	Leased
Carlos Casares	Commercial Logistic Operations	345	Third Parties
Carlos Paz	Commercial Offices	270	Leased
Carmen de Patagones	Commercial Offices / Warehouses / Crossdocking	1,600	Leased
Chacabuco*	Offices / Distribution Centers / Warehouses	25,798	Own
Chivilcoy	Distribution Centers / Warehouses	1,350	Third Parties
Chivilcoy	Commercial Offices	72	Leased
Comodoro Rivadavia	Offices / Distribution Centers / Warehouses	7,500	Leased
Concepcion del Uruguay	Crossdocking	n/a	Third Parties
Concepcion del Uruguay	Commercial Offices	118	Leased
Concordia	Commercial Offices / Third party Distribution Centers / Warehouses	1,289	Leased
Córdoba*	Offices /Production of soft drinks and other still beverages / Distribution Centers / Warehouses / Real estate	959,585	Own
Córdoba (H.Primo)	Commercial Offices / parking lot / Deposit	1,173	Leased
Córdoba (San Isidro)*	Deposit and Offices	8,808	Own
Córdoba	Deposit (Cencosud)	n/a	Leased
Córdoba	Deposit (Rigar)	8,800	Leased
Córdoba	Deposit (Ricardo Balbín)	2,500	Leased
Córdoba	Deposit (Agnolon)	6,000	Leased
Coronel Pringles	Commercial Logistic Operations	675	Third Parties
Coronel Suarez	Offices / Third party Distribution Centers / Warehouses / Deposit	1,000	Leased
Embalse	Commercial Logistic Operations	600	Third Parties
General Pico*	Offices / Distribution Centers / Warehouses	15,525	Own
General Roca	Distribution Centers / Warehouses	2,548	Third Parties
Gualeguaychu	Commercial Offices / Warehouses	2,392	Leased

Junin (Buenos Aires)	Cross Docking	995	Third Parties
Junin (Buenos Aires)	Commercial Offices	108	Leased
Junin (Mendoza)	Commercial Offices	234	Leased
Mendoza*	Offices / Distribution Centers / Warehouses	36,452	Own
Monte Hermoso*	Real Estate**	300	Own
Neuquén*	Offices / Distribution Centers / Warehouses	10,157	Own
Olavarria	Offices / Distribution Centers / Warehouses	3,065	Leased
Paraná	Commercial Offices	318	Leased
Pehuajo	Offices / Distribution Centers / Warehouses	1,060	Leased
Pergamino*	Offices / Cross Docking	15,700	Own
Puerto Madryn	Commercial Offices	115	Leased
Rafaela	Commercial Logistic Operations	1,000	Third Parties
Rio Gallegos	Distribution Centers / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Centers / Warehouses	2,460	Leased
Río IV*	Housing	1,914	Own
Río IV*	Private Passageway	5,170	Own
Río IV*	Cross Docking	7,482	Own
Río IV	Commercial Offices	93	Leased
Rio Tercero	Commercial Logistic Operations	600	Third Parties
Rivadavia (Mendoza)*	Deposit**	800	Own
Rosario*	Offices / Distribution Centers / Warehouses / Parking Lot / Real Estate	27,814	Own
San Francisco	Commercial Offices	63	Leased
San Francisco	Crossdocking	800	Third Parties
San Juan*	Offices / Distribution Centers / Warehouses	48,036	Own
San Luis*	Commercial Offices / Distribution Centers / Warehouses	5,205	Own
San Martin de Los Andes	Offices / Distribution Center / Warehouses	1,500	Third Parties
San Nicolas	Crossdocking	1,320	Third Parties
San Nicolas	Commercial Offices	50	Leased
San Rafael	Commercial Offices	58	Leased
Santa Fe	Commercial Offices	238	Leased
Santa Rosa	Distribution Centers / Warehouses	1,200	Third Parties
Santo Tomé*	Administrative Offices / Distribution Centers / Warehouses	88,309	Own
Trelew*	Offices / Production of Soft Drinks / Distribution Centers / Warehouses	51,000	Own
Trelew	Warehouses	1,500	Leased
Trenque Lauquen	Distribution Center / Warehouses / Commercial Offices	1,185	Third Parties
Tres Arroyos	Offices / Crossdocking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Centers / Warehouses	1,360	Leased
Ushuaia	Commercial Offices	94	Leased
Venado Tuerto	Commercial Offices / Distribution Centers / Warehouses	2,449	Leased
Villa Maria	Commercial Offices	125	Leased

Villa Maria	Crossdocking	1,200	Third Parties
Villa Mercedes	Commercial Offices	70	Leased
Villa Mercedes	Crossdocking	600	Third Parties
Andina Empaques Argentina S.A.
Buenos Aires*	Production of bottles, PET Preforms, Plastic Caps and Cases	27,043	Own
Buenos Aires	Deposit adjoining the production plant	1,041	Leased
Buenos Aires	Deposit adjoining the production plant	940	Leased
BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	2,243,953	Own
Nova Iguaçu*	Distribution Centers / Warehouses	82,618	Own
Bangu*	Distribution Centers	44,389	Own
Campos*	Distribution Centers	36,083	Own
Cabo Frio*	Distribution Centers**	1,985	Own
São Pedro da Aldeia 1*	Distribution Centers	10,139	Concession
Itaperuna*	Crossdocking	2,500	Leased
Caju 1*	Distribution Centers	4,866	Own
Caju 2*	Distribution Centers	8,058	Own
Caju 3*	Parking Lot	7,400	Leased
Vitória (Cariacica)*	Distribution Centers	93,320	Own
Cachoeiro do Itapemirim *	Crossdocking	8,000	Leased
Linhares*	Crossdocking	1,500	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto*	Real Estate	279,557	Own
Franca*	Distribution Centers	32,500	Own
Mococa*	Distribution Centers	33,669	Leased
Araraquara*	Distribution Centers	11,658	Own
São Paulo*	Apartment	69	Own
São Joao da Boa Vista, Araraquara,São Paulo*	Crossdocking	20,773	Own
São Pedro da Aldeia 2*	Parking Lot	6,400	Concession
Itaipu*	Commercial Offices	750	Leased
Nova Friburgo*	Commercial Offices / Crossdocking	350	Leased
CHILE
Embotelladora Andina S.A.
Renca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	380,833	Own

Renca*	Warehouses	55,562	Own
Renca*	Warehouses	11,211	Own
Renca*	Warehouses	46,965	Own
Carlos Valdovinos*	Distribution Centers / Warehouses	106,820	Own
Puente Alto *	Distribution Centers / Warehouses	68,682	Own
Maipú*	Distribution Centers / Warehouses	45,833	Own
Demetrop (Metropolitan Region)	Warehouses	n/a	Leased
Trailerlogistic (Metropolitan Region)	Warehouses	n/a	Leased
Monster (Metropolitan Region)	Warehouses	n/a	Leased
Rancagua*	Distribution Centers / Warehouses	25,920	Own
San Antonio*	Distribution Centers / Warehouses	19,809	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	8,028	Own
Calama*	Distribution Centers / Warehouses	10,700	Own
Tocopilla*	Distribution Centers / Warehouses	562	Own
Coquimbo*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	31,383	Own
Copiapó*	Distribution Centers / Warehouses	26,800	Own
Ovalle*	Distribution Centers / Warehouses	6,223	Own
Vallenar*	Distribution Centers / Warehouses	5,000	Own
Illapel	Distribution Centers / Warehouses	n/a	Leased
Punta Arenas*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique*	Distribution Centers / Warehouses	5,093	Own
Puerto Natales	Distribution Centers / Warehouses	850	Leased
VJ S.A.
Renca*	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo*	Offices / Production of Waters	573,620	Own
Envases Central S.A.
Renca*	Offices / Production of Soft Drinks	51,907	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo*	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo*	Offices / Warehouses	32,911	Own
Encarnación*	Offices / Warehouses	12,744	Own
Ciudad del Este*	Offices / Warehouses	14,620	Own

* Free of encumbrance properties.

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

	Year Ended December 31,
	2018			2019
	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Andina Chile	298	50	60	337	45	63
Andina Brazil	449	51	56	430	58	62
Andina Argentina	305	51	62	344	44	55
Paraguay Refrescos	114	46	63	118	45	59
Other beverages (millions of UCs)
Andina Chile	22	43	54	22	50	72
Andina Brazil	39	49	52	45	47	42
Andina Argentina	92	47	56	105	25	36
Paraguay Refrescos	30	34	40	29	40	54
ECSA/VJSA/VASA…………….	103	55	60	115	49	54
PET packaging (millions of bottles) (2)	67	54	66	46	42	60
Preforms (millions of preforms) (2)	978	82	99	968	67	93
Plastic caps (millions of caps) (2)	1,000	60	94	1,000	54	88
Cases(2)	0.7	92	100	0.7	68	100

(1)	Annual Total Installed Capacity assumes production of the mix of products and containers produced in 2018 and 2019. Capacity calculation was standardized for all operations. Thus, calculation considers Overall Equipment Effectiveness budgeted for the years 2018 and 2019.
(2)	Andina Empaques Argentina only. The annual capacity for PET packaging decreased in 2019 because a blower machine was transferred to the Córdoba plant.

In 2019, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. We also made significant improvements to our auxiliary services and complementary processes such as water treatment plants and effluent treatment stations. We believe we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and spring and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2019, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 1,545 million unit cases. Our primary facilities include:

•	through Coca-Cola Andina, in the Chilean territory, four soft drink and other beverages production facilities with 23 production lines, with total installed annual capacity of 359 million unit cases (23.2% of our total installed annual capacity);
•	through Vital Jugos in the Chilean territory, one fruit juice production facility, with 15 production lines, with total installed annual capacity of 38 million unit cases (2.5% of our total installed annual capacity);
•	through Envases Central in the Chilean territory, one fruit juice production facility, with 3 production line, with total installed annual capacity of 36 million unit cases (2.3% of our total installed annual capacity);
•	through Vital Aguas in the Chilean territory, one mineral water production facility, with 2 production lines, with total installed annual capacity of 42 million unit cases (2.7% of our total installed annual capacity);
•	through Rio de Janeiro Refrescos in the Brazilian territory, three soft drink production facilities with 18 production lines with total installed annual capacity of 430 million unit cases (27.8% of our total installed annual capacity); and 10 production lines for juices, tea and water which satisfy the franchise’s needs and re-sales to other Bottlers in Brazil, with total installed annual capacity of 45 million unit cases (2.9% of our total installed annual capacity);
•	through Embotelladora del Atlántico in the Argentine territory, three soft drink production facilities with 17 production lines with a total installed annual capacity of 344 million unit cases (22.3% of our total installed annual capacity); three production lines for juices that covers the needs of our franchise with a total installed annual capacity of 70 million unit cases (4.5% of our total installed annual capacity), and one production line for waters and sensitive products with a total installed annual capacity of 35 million unit cases (2.3% of our total installed annual capacity);

•	through Andina Empaques Argentina S.A. in the Argentine territory, one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, two bottle blowers, two injectors for plastic caps and one production line for cases, with a total installed annual capacity of 2,015 million units considering PET bottles, preforms, plastic caps and cases;
•	through PARESA in the Paraguayan territory, one production facility located in San Lorenzo, with seven production lines with a total installed annual capacity of 132 million unit cases (8.5% of our total installed annual capacity); and three tetra pack lines with a total installed annual capacity of 15 million unit cases (1.0% of our total installed annual capacity).

ITEM 4A.	UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS 2019

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2019, 2018 and 2017.

Our consolidated financial results for the years ended December 31, 2019, 2018 and 2017 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay. Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency).

IFRS requires that assets and liabilities of our subsidiaries outside of Chile be converted from the functional currency to the presentation currency (Chilean peso) at year-end exchange rates, and that income and expense accounts are converted at monthly average exchange rates for the month in which they are recognized for those subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2018 and 2019 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

•	The statement of financial position (balance sheet): Non-cash items are expressed in the current currency at the balance sheet date and translated to the presentation currency at the closing exchange rate. Losses and gains are included in net earnings (fiscal year income).
•	First adoption of a hyperinflationary economy was in 2018: Losses and gains by correction of current non-monetary items the previous year are recorded in accumulated results as of January 1, 2018.
•	The income statement: Income statement items are expressed in the current currency unit at the end of the reporting period, using the variation of the general price index from the date on which the expenses and revenues were accrued, and translated to the presentation currency at closing exchange rate.
•	Cash flow statement: Cash flow statement items are expressed in the current currency unit at the end of the reporting period and translated to the presentation currency at closing exchange rate.

For more information on the effects of the hyper-inflationary environment in Argentina, see note 2.5 of our consolidated financial statements included herein.

The Impact of the Ongoing COVID-19 Pandemic

As a result of the impact that the ongoing COVID-19 pandemic is having across the world, including its more recent outbreak in the countries where we operate, we have taken measures necessary to protect the health and safety of our employees and to ensure the continuity of our operations. Among the measures we have taken are the following:

•	the launch of a campaign to educate our employees on actions to be taken to avoid the spread of the virus;
•	sending home any employee that has been exposed to the virus;
•	implementation of additional cleaning protocols for our facilities;
•	modifying certain work practices and activities, without affecting our operational standards; for instance, home office has been implemented for those employees whose work can be performed remotely, and domestic and international traveling has been canceled; and
•	providing personal protection and cleaning products (including face masks and sanitizers) to those employees who need to keep working at our plants and distribution centers or in the transportation of our products.

Beginning mid-March 2020, governments around the world, including in the countries where we operate, have adopted extraordinary measures to contain the spread of COVID-19 and reduce infection rates, including, in some cases, the closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a temporary restriction on workforce reductions. These government measures are affecting our Company and our customers. As these measures become more restrictive or are extended in time, our Company’s priority will continue to be to protect the health and safety of our employees and to continue operating to serve our customers and communities in the best way we can. To date, our operations have not been required to close and we are not aware of the virus affecting any significant part of our workforce.

Since mid-March 2020, as a result of the ongoing COVID-19 pandemic and government measures to contain the virus, we have experienced volatility in our sales volume across our channels. During this period, we have experienced, on a consolidated basis, a sharp decline in sales volumes in our on premise channel, which primarily consists of restaurants, bars and similar establishments that have been temporarily shut down by government measures. We have also experienced a decline in our wholesale channel and more moderate overall declines in our supermarkets and traditional channels. These changes in our sales volumes, however, have varied significantly across the four countries where we operate. Because these changes in sales volumes are very recent, and the pandemic and government measures are evolving rapidly, we believe it is too soon to draw conclusions about longer term trends in consumer spending patterns and how they may affect our future operating and financial results.

Due to uncertainties regarding the COVID-19 pandemic and the above-mentioned government restrictions, including how long these conditions may persist, and uncertainties regarding the effects they will have on our sales volumes and our business in general, we cannot predict accurately the ultimate financial impact from these new trends. In any event, we estimate that we will not face liquidity constraints, or difficulties in complying with covenants under our debt instruments. We do not anticipate any significant provisions or impairments at this time. In addition, we are reviewing our investment and expense plan for the year to adapt it to these new trends.

Factors affecting comparability

The comparability of our consolidated financial statements for 2018 and 2019 versus prior periods is influenced by the adoption of IFRS conversion rules for subsidiaries operating under a hyperinflationary economy in Argentina. This standard requires that the results of operations in Argentina be presented as if this economy were hyperinflationary from January 1, 2018 and, as a result, requires a restatement of accumulated results as of that month. In addition, due to the adoption of IAS 29, we had to translate figures from Argentinean pesos to Chilean pesos, using the closing exchange rate of the period. The IFRS standard does not require that the comparative financial information for 2017 to be restated as of the closing of 2019, since the functional currency of the reporting company is the Chilean peso.

Except as expressed in the preceding paragraph, there are no events during the periods presented that significantly affect the comparability of the figures presented.

Summary of Results of Operations for the Years ended December 31, 2017, 2018 and 2019

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	157.7	154.7	158.2
Mineral water	39.0	40.5	44.6
Juices	34.3	36.0	36.1
Beer & Spirits	-	0.2	0.6
Total	231.0	231.4	239.6

Brazil
Soft drinks	201.7	201.5	206.8
Mineral water	6.0	7.7	11.5
Juices	22.2	24.0	22.3
Beer	19.0	16.0	18.7
Total	248.9	249.2	259.3

Argentina
Soft drinks	174.4	167.0	149.7
Mineral water	26.1	23.2	18.5
Juices	10.9	11.7	10.0
Total	211.4	201.9	178.2

Paraguay
Soft drinks	54.1	56.1	56.2
Mineral water	6.6	7.0	7.9
Juices	4.3	5.0	5.2
Total	65.0	68.2	69.3

(1)	Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

Note: Totals may not sum due to rounding.

	Year ended December 31,
	2017		2018		2019
	Ch$ millions	% of Total	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	551,873	29.8	570,939	34.1	608,952	34.2
Brazil	603,898	32.7	540,510	32.3	619,321	34.8
Argentina	553,788	30.0	413,561	24.7	394,636	22.2
Paraguay	141,277	7.6	149,588	8.9	158,892	8.9
Inter-country eliminations (1)	(1,957)	(0.1)	(1,682)	(0.1)	(2,776)	(0.2)
Total net sales	1,848,879	100.0	1,672,916	100.0	1,779,025	100.0

(1)	Eliminations represent intercompany sales.

Note: Totals may not sum due to rounding.

The following tables set forth our results of operations for the years ended December 31, 2018 and 2019.

	Year ended December 31,
	2018		2019
	Ch$ millions	% of net sales	Ch$ millions	% of net sales
Net sales	1,672,916	100.0	1,779,025	100.0
Cost of sales	(968,028)	(57.9)	(1,048,344)	(58.9)
Gross profit	704,888	42.1	730,681	41.1
Distribution, administrative and sales expenses	(479,518)	(28.7)	(492,900)	(27.7)
Other (expense) income, net (1)	(72,354)	(4.3)	(1,368)	(0.1)
Income taxes	(55,565)	(3.3)	(61,167)	(3.4)
Net income	97,451	5.8	175,246	9.9

(1)	Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
Millons Ch$	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
Net sales	570,939	608,952	540,510	619,321	413,561	394,636	149,588	158,892	(1,682)	(2,776)	1,672,916	1,779,025
Cost of sales	(336,720)	(359,466)	(329,529)	(384,839)	(214,648)	(214,447)	(88,813)	(92,368)	1,682	2,776	(968,028)	(1,048,344)
Gross profit	234,219	249,486	210,981	234,482	198,913	180,189	60,775	66,524	—	—	704,888	730,681
Distribution, administrative and sales expenses	(152,088)	(161,508)	(131,499)	(144,297)	(159,146)	(148,150)	(31,688)	(34,073)	—	—	(474,421)	(488,028)
Corporate expenses	—	—	—	—	—	—	—	—	—	—	(5,097)	(4,872)

(1)	Totals may not sum due to rounding.

Net Sales

Our sales volume was 746.4 million unit cases during the year ended December 31, 2019, a 0.6% decrease compared to 750.6 million unit cases in 2018. Volume for soft drinks decreased 1.5%, volume for juices decreased 3.9%, while waters increased 5.3% and beer and spirits increased 19.6%, in each case during the year ended December 31, 2019, compared to 2018. The increase of sales volume of beer and spirits is explained by sales increase in the sales of beer in Brazil due to the expansion of the sales area during 2019 and consumer preference of Heineken brand, and by the sales increase of spirits in Chile due to the agreements signed with Diageo and Capel in May 2018 and October 2019, respectively.

Our net sales were Ch$1,779,025 million during the year ended December 31, 2019, a 6.3% increase compared to Ch$1,672,916 million during 2018. Our net sales increased mainly as a result of increased sales in Brazil, Chile and Paraguay, mainly due to the positive volumes in those countries, and higher average revenue per unit case sold. This was partially offset by lower sales in Argentina, mainly as a result of the decrease in sales volume.

Soft drinks represented 67.9% of net sales during the year ended December 31, 2019, compared to 69.7% during 2018.

Chile

Our sales volume in Chile was 239.6 million unit cases during the year ended December 31, 2019, a 3.5% increase compared to 231.4 million unit cases during 2018. Volume for soft drinks, juices, waters, beer and spirits in Chile increased 2.2%, 0.4%, 10.1% and 305.4%, respectively, in each case during the year ended December 31, 2019, compared to 2018.

Our average market share for soft drinks in Chile during the year ended December 31, 2019, according to A.C. Nielsen Company, was 66.7% (in terms of volume), compared to 66.8% for 2018, and 68.9% (in terms of average sales), compared to 69.2% for 2018.

Our net sales in Chile were Ch$608,952 million during the year ended December 31, 2019, a 6.7% increase compared to Ch$570,939 million during 2018, which is explained mainly by the aforementioned increase in volume sold and higher revenues per unit case.

Our net sales of soft drinks in Chile were Ch$408,468 million during the year ended December 31, 2019, a 4.5% increase when compared to Ch$390,782 million in 2018, primarily as a result of higher revenues per unit case and higher volume sold. Our net sales of juices, waters, beer and spirits in Chile were Ch$200,484 million during the year ended December 31, 2019, a 11.3% increase compared to Ch$180,157 million during 2018, primarily as a result of higher revenues per unit case and higher volume.

Brazil

Our sales volume in Brazil was 259.3 million unit cases during the year ended December 31, 2019, a 4.1% increase compared to 249.2 million unit cases during 2018. Volume for soft drinks, waters and beer in Brazil increased 2.6%, 49.6% and 16.9%, respectively, while volume for juices decreased 7.0%, in each case during the year ended December 31, 2019, compared to 2018. The increase of sales volume of waters is explained by the increase in the production in Duque de Caxias plant, which enabled us to reduce prices, improve our competitiveness and expand our coverage in the territory, and thereby increasing the sales volume during 2019. As aforementioned, the increase of sales volume of beer is explained by the expansion of the sales area in 2019 and consumer preference of Heineken brand.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2019, according to A.C. Nielsen Company, was 61.7% (in terms of volume), compared to 62.0% for 2018, and 68.1% (in terms of average sales), compared to 67.6% for 2018.

Our net sales in Brazil were Ch$619,321 million during the year ended December 31, 2019, a 14.6% increase compared to Ch$540,510 million during 2018.

Our net sales of soft drinks in Brazil were Ch$360,792 million during the year ended December 31, 2019, a 10.7% increase compared to Ch$326,016 million during 2018. In local currency, net sales of soft drinks increased 9.3%, mainly as a result of higher revenues per unit case and higher volume sold. Our net sales of juices, waters and beer in Brazil were Ch$258,530 million during the year ended December 31, 2019, a 20.5% increase compared to Ch$214,494 million during 2018. In local currency, net sales of juices, water and beer increased 19.1%, mainly as a result of the increase in volume sold as well as higher average revenues per unit case sold.

Argentina

Our sales volume in Argentina was 178.2 million unit cases during the year ended December 31, 2019, a 11.7% decrease compared to 201.9 million unit cases during 2018. Volume for soft drinks in Argentina decreased 10.4%, waters decreased 20.0%, and volume for juices decreased by 14.3%, in each case during the year ended December 31, 2019 compared to 2018. The decrease of sales volumes is explained by the negative macroeconomic environment faced by the country during 2019.

Our average market share for soft drinks in Argentina during the year ended December 31, 2019, according to A.C. Nielsen Company, was 62.9% (in terms of volume), compared to 62.6% for 2018, and 71.6% (in terms of average sales), compared to 70.0% for 2018.

Our net sales in Argentina were Ch$394,636 million during the year ended December 31, 2019, a 4.6% decrease compared to Ch$413,561 million during 2018. This was mainly explained by the decrease in sales volume and partially compensated by the effect of the conversion of results into Chilean pesos and a higher average revenue per unit case sold.

Our net sales of soft drinks in Argentina were Ch$313,866 million during the year ended December 31, 2019, a 5.1% decrease compared to Ch$330,875 million during 2018. In local currency, net sales of soft drinks decreased 9.7% in real terms, mainly as a result of the lower volume sold. Our net sales of juices and waters in Argentina were Ch$70,923 million during the year ended December 31, 2019, a 4.8% decrease compared to Ch$74,528 million during 2018. In local currency, net sales of juices and water decreased 28.3% in real terms, mainly due to the previously mentioned decline in volumes, and partially offset by a higher average price per unit case sold.

Paraguay

Our sales volume in Paraguay was 69.3 million unit cases during the year ended December 31, 2019, a 1.7% increase compared to 68.2 million unit cases during 2018. Volume for soft drinks, juices and waters in Paraguay increased 0.1%, 4.1% and 12.5%, respectively, in each case during the year ended December 31, 2019, compared to 2018.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2019, according to A.C. Nielsen Company, was 73.4% (in terms of volume) compared to 71.6% for 2018, and 78.3% (in terms of average sales) compared to 77.4% for 2018 according to the same source.

Our net sales in Paraguay were Ch$158,892 million during the year ended December 31, 2019, a 6.2% increase compared to Ch$149,588 million during 2018, mainly resulting from higher revenues per unit case in local currency and increased volume.

Our net sales of soft drinks in Paraguay were Ch$124,856 million during the year ended December 31, 2019, a 5.7% increase compared to Ch$118,095 million during 2018, primarily as a result of higher revenues per unit case in local currency. In local currency, our net sales of soft drinks increased 4.6%, primarily as a result of higher revenues per unit case. Our net sales of juices and waters in Paraguay were Ch$34,036 million during the year ended December 31, 2019, an 8.1% increase compared to Ch$31,493 million during 2018, primarily as a result of higher volume. In local currency, net sales of juices and waters increased by 6.8%, primarily as a result of the increase in sales volume, which was partially offset by a lower average price per unit case sold.

Cost of Sales

Our cost of sales was Ch$1,048,344 million during the year ended December 31, 2019, an 8.3% increase, compared to Ch$968,028 million during 2018. The cost of sales per unit case increased 8.9% in the same period. This increase was mainly due to (i) the higher volume sold in Brazil and in Chile, (ii) the effect of the devaluation of the Argentine peso and the Paraguayan guaraní on our dollarized costs, (iii) a greater cost of concentrate in Brazil, and (iv) a shift in the mix towards products carrying a higher unit cost in Brazil and Chile. The foregoing was partially offset by (i) the lower cost of sugar in the four countries in which we operate, and (ii) the lower sales volume in Argentina. Our cost of sales represented 58.9% of net sales for the year ended December 31, 2019, compared to 57.9% for 2018.

Chile

Our cost of sales in Chile was Ch$359,466 million during the year ended December 31, 2019, a 6.8% increase compared to Ch$336,720 million during 2018. The cost of sales per unit case increased 3.1% in the same period. This was mainly due to (i) greater volume sold, (ii) the shift in the mix towards products that carry a higher unit cost, and (iii) a higher cost of PET resin. This was partially offset by a lower cost of sugar. Our cost of sales in Chile represented 59.0% of net sales in Chile for both the year ended December 31, 2019, and the year ended December 31, 2018.

Brazil

Our cost of sales in Brazil was Ch$384,839 million during the year ended December 31, 2019, a 16.8% increase compared to Ch$329,529 million during 2018. The cost of sales per unit case increased 12.2% in the same period. In local currency total cost of sales increased 15.4%, mainly due to (i) greater concentrate costs generated as a consequence of the decrease of Manaus IPI (lower tax credit), and the increase in price in some of our categories (ii) the increase in our sales volumes, and (iii) the shift in the mix towards products carrying a greater unit price, such as beer. This was partially offset by the lower sugar prices and the lower use of sugar given the reformulations we implemented. Our cost of sales in Brazil represented 62.1% of net sales in Brazil for the year ended December 31, 2019, compared to 61.0% for 2018.

Argentina

Our cost of sales in Argentina was Ch$214,447 million during the year ended December 31, 2019, a 0.1% decrease compared to Ch$214,648 million during 2018. The cost of sales per unit case increased 13.2% in the same period. In local currency (in real terms, based on currency rates as of December 2019) cost of sales decreased 4.9% mainly due to (i) lower sales volumes, (ii) lower sugar costs, and (iii) lower labor costs. This was partially offset by the effect of the devaluation of the Argentine peso over our dollarized costs. Our cost of sales in Argentina represented 54.3% of net sales in Argentina for the year ended December 31, 2019, compared to 51.9% for 2018.

Paraguay

Our cost of sales in Paraguay was Ch$92,368 million during the year ended December 31, 2019, a 4.0% increase compared to Ch$88,813 million during 2018. Cost of sales per unit case increased 2.3% during the same period. In local currency, cost of sales increased 2.9%. This is mainly explained by the negative impact of the devaluation of local currency on our dollarized costs and was partially offset by the reduction in sugar and fructose prices. Our cost of sales in Paraguay represented 58.1% of net sales in Paraguay for the year ended December 31, 2019, compared to 59.4% for 2018.

Gross Profit

Due to the factors described above, our gross profit was Ch$730,681 million during the year ended December 31, 2019, a 3.7% increase compared to Ch$704,888 million during 2018. Our gross profit represented 41.1% of our net sales during the year ended December 31, 2019, compared to 42.1% of our net sales in 2018.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$492,900 million during the year ended December 31, 2019, a 2.8% increase compared to Ch$479,518 million during 2018. This increase in distribution, administrative and sales expenses, was mainly due to (i) greater freight costs in Brazil, Chile and Paraguay, (ii) greater labor costs in Brazil, Chile and Paraguay, and (iii) higher advertising expenses in Brazil, Chile and Paraguay. This was partially offset by (i) the effect of lower volumes on distribution expenses in Argentina and (ii) lower labor expenses and services provided by third parties in Argentina, which grew below local inflation levels. Our distribution, administrative and sales expenses represented 27.7% of our net sales during the year ended December 31, 2019, compared to 28.7% for 2018.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$161,508 million during the year ended December 31, 2019, a 6.2% increase compared to Ch$152,088 million during 2018. This was mainly due to greater labor costs, greater distribution expenses and higher advertising expenses. Our distribution, administrative and sales expenses in Chile represented 26.5% of our net sales in Chile during the year ended December 31, 2019, compared to 26.6% for 2018.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$144,297 million during the year ended December 31, 2019, a 9.7% increase compared to Ch$131,499 million during 2018. In local currency, they increased 8.2%, mainly due to (i) greater advertising expenses, (ii) greater distribution freight expenses, and (iii) greater labor costs. Our distribution, administrative and sales expenses in Brazil represented 23.3% of our net sales in Brazil during the year ended December 31, 2019, compared to 24.3% for 2018.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$148,150 million during the year ended December 31, 2019, a 6.9% decrease compared to Ch$159,146 million during 2018. In local currency (in real terms, based on currency rates as of December 2019), the distribution, administrative and sales expenses decreased 11.4%, mainly due to (i) the effect of lower volumes over distribution expenses, (ii) lower labor costs and services provided by third parties, which grew below local inflation levels, and (iii) the reverse of a provision related to local taxes. Our distribution, administrative and sales expenses in Argentina represented 37.5% of our net sales in Argentina during the year ended December 31, 2019, compared to 38.5% for 2018.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$34,073 million during the year ended December 31, 2019, a 7.5% increase, compared to Ch$31,688 million during 2018. The distribution, administrative and sales expenses in local currency in Paraguay increased 6.5%, which is mainly due to (i) greater labor costs, (ii) greater advertising expenses, and (iii) higher freight expenses. Our distribution, administrative and sales expenses in Paraguay represented 21.4% of our net sales in Paraguay during the year ended December 31, 2019, compared to 21.2% for 2018.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018	2019
	(in millions of Ch$)
Other income (expense)	(16,157)	14,767
Financial income	3,940	45,156
Financial costs	(55,015)	(46,209)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	1,411	(3,415)
Exchange rate differences	(1,449)	(4,131)
Gain (loss) from differences in indexed financial assets and liabilities	(5,085)	(7,536)
Other income (expense), net	(72,354)	(1,368)

We had other expenses, net, of Ch$1,368 million during the year ended December 31, 2019, a 98.1% decrease compared to Ch$72,354 million during 2018. The decrease is mainly explained by the recognition of a tax credit in Brazil and its monetary restatement, which impacted by Ch$40,282 million in other income and by Ch$35,543 million in financial income (net of financial costs), respectively. This decrease in expenses is partially offset by a greater recognition of losses from investments in related companies (Leão Alimentos e Bebidas Ltda.), because a write-off of fixed assets due to an impairment recognition.

Income Taxes

We had income taxes of Ch$61,167 million during the year ended December 31, 2019, a 10.1% increase compared to Ch$55,565 million during 2018. This increase is mainly explained by the recognition of income tax resulting from tax credits from previous years recognized by the operation in Brazil, which involved an increase in income tax by Ch$25,780 million in 2019. This increase in income tax expenses is partially offset by the depreciation of the Chilean peso against the dollar (7.8%) which led to the recognition of tax expenses derived from the exchange rate differences.

Net Income

Due to the factors described above, we had net income of Ch$175,246 million during the year ended December 31, 2019, an 79.8% increase compared to Ch$97,451 million during 2018. Our net income represented 9.9% of our net sales during the year ended December 31, 2019, compared to 5.8% for 2018.

Summary of Results of Operations for the Years ended December 31, 2017 and 2018

For information regarding the results of operations for the years ended December 31, 2017 and December 31, 2018, See “Item 5. Operating and Financial Review and Prospects –A. Operating Results 2018 –Summary of Results of Operations for the years ended December 31, 2016, 2017 and 2018” in our Company’s annual report on Form 20-F for the fiscal year endede December 31, 2018.

Basis of Presentation

The aforementioned discussion should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements, including the notes thereto.

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

These financial statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2019 and 2018 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2019, 2018 and 2017, all of which were approved by the board of directors on April 16, 2020.

Our consolidated financial results include the results of our subsidiaries located in Chile, Brazil, Argentina and Paraguay. Our subsidiaries outside Chile prepare their financial statements in accordance with IFRS and to comply with local regulations in accordance with generally accepted accounting principles of the country in which they operate. The consolidated financial statements reflect the results of the subsidiaries outside of Chile, converted to Chilean pesos (functional and reporting currency of the parent company) and are presented in accordance with IFRS. The IFRS require that balances of subsidiaries be converted from their functional currency to the presentation currency (Chilean peso). The conversion for subsidiaries operating in non-hyperinflationary environments (Brazil and Paraguay) is performed by converting the assets and liabilities of subsidiaries at year-end exchange rates, and income and expense accounts must be converted at monthly average exchange rates of the month in which they are recognized. In the case of subsidiaries operating in hyperinflationary environments (Argentina), non-monetary assets and liabilities and income statements are restated by the inflation rate of the hyperinflationary economy, bringing its effects to the income statement. These restated balances are converted from the functional currency to the presentation currency at the closing exchange rate of each year.

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

Allowances for expected credit losses

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

Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to our business model, or changes in our capital strategy might modify the effective useful lives compared to our estimates. Whenever we determine that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. We review the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Our estimates of discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated recoverable value.

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

Impact of Foreign Currency Fluctuations

Pursuant to the methodology of conversion of IFRS, the assets and liabilities of the subsidiaries of Brazil and Paraguay are converted from their functional currency (Brazilian real and Paraguayan guaraní, respectively) to the presentation currency of the Parent company (Chilean peso), at the closing exchange rate, and income accounts at the exchange rate of the date of each transaction or at the average exchange rate of each month in which these are performed. In the case of subsidiaries operating in hyperinflationary environments (Argentina, beginning in 2018), non-monetary assets and liabilities and income statements items are restated by the inflation rate of the hyperinflationary economy, bringing its effects to the income statement. These restated balances are converted from the functional currency to the presentation currency at the closing exchange rate of each year. The effects of these conversions are presented as other comprehensive income not affecting the results of the fiscal years ended as of December 31, 2017, 2018 and 2019. The conversion effect resulting from bringing assets and liabilities (including the effects of intercompany accounts designated as an integral part of the investment) from the functional currency to the presentation currency, according to the methodology described above, resulted in a decrease of other comprehensive income of Ch$32,402 million in 2019 (a net decrease of Ch$69,597 million in 2018 and a net decrease of Ch$68,333 million in 2017).

In order to protect us from the effects on income resulting from the volatility of the Brazilian real and the Chilean peso against the U.S. dollar, we maintain derivative contracts (cross currency swaps) to cover almost 100% of U.S. dollar-denominated financial liabilities.

Additionally, according to our currency hedge policy, we enter into forward contracts on a monthly basis to protect against the risk of variation of the U.S. dollar against our local currencies, which has an impact on some of our principal raw materials. Our balance sheets reflect these dollar forward contracts against the Argentine peso, the Brazilian real, the Chilean peso and the Paraguayan guaraní.

The mark to market of these contracts are recorded according to the hedge accounting methodology outlined in IFRS standards, i.e., the valuation at fair value is carried to equity accounts, and when the effect on results of the hedged item occurs, the effects of derivatives contracts, are recycled from equity to operating results. For further information about the instruments we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk”.

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

Capital Resources, Treasury and Funding Policies

The products we sell are usually paid for in cash or short-term credit, and therefore our main source of financing comes from the cash flow of our operations. This cash flow has been generally sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved at our general shareholders meeting. Nevertheless, in 2013 we issued international bonds to finance the acquisition of the 100% stake of Ipiranga in Brazil for R$1,155 million (equivalent to Ch$261,245 million). Should additional funding be required for potential future investments in geographic expansion or other needs, our main sources of financing are expected to be: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, however during 2019, we received dividends from subsidiaries in Argentina, Brazil and Paraguay. On September 1, 2019, the Argentine government reinstated certain exchange restrictions. We cannot assure you that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

Our management believes that we have access to financial resources to maintain our current operations and provide for our current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax payments and dividend payments to shareholders.

The amount and frequency of future dividends to our shareholders will be determined at the general shareholders meeting upon the proposal of our board of directors in light of our earnings and financial condition at such time, and we cannot assure you that dividends will be declared in the future. However, it should be noted that Chilean Corporate Law requires us to distribute at least 30% of any profits generated each year.

Our board of directors has been empowered by our shareholders to define our financing and investment policies. Our bylaws do not define a strict financing structure, nor do they limit the types of investments we may make. Traditionally, we have preferred to use our own resources to finance our investments.

Our financing policy contemplates that each subsidiary finance its own operations. From this perspective, each subsidiary’s management focuses on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should additional financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our general policy is to prefer local financing to allow for natural hedging. If local financing conditions are not acceptable, because of costs or other constraints, Andina will provide financing, or our subsidiary could finance itself in a currency different than the local one, and use derivative instruments to hedge against the operation’s functional currency.

Our cash management policy contemplates that cash surpluses be invested in a portfolio of investment grade securities until such time as our board of directors makes a final decision as to the disposition of the surplus.

Derivative instruments are utilized only for business purposes, and not for speculative purposes. Pursuant to our currency hedge policy, forward currency contracts are used in some operations to cover the risk of local currency devaluation relative to the U.S. dollar in an amount not greater than the budgeted purchases of U.S. dollar-denominated raw materials. Depending on market conditions, instead of forward currency contracts, from time to time we prefer to utilize our cash surplus to purchase raw materials in advance to obtain better prices and a fixed exchange rate.

Cash Flows from Operating Activities 2019 vs. Cash Flows from Operating Activities 2018

Cash flows from operating activities during 2019 amounted to Ch$255,148 million compared to Ch$235,279 million in 2018. The increase in cash flow generation was mainly due to higher collection from customers during 2019.

Cash Flows from Operating Activities 2018 vs. Cash Flows from Operating Activities 2017

See “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies”, in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.

Cash Flows from Investing Activities 2019 vs. Cash Flows from Investing Activities 2018

Cash flows for investment activities (includes purchase and sale of property, plant and equipment; investments in associated companies; and financial Investments) amounted to Ch$110,048 million in 2019 compared to Ch$118,086 million during 2018. During 2019 we made lower investments in property, plant and equipment in the amount of Ch$10,380 million and there is also an effect resulting from lower redemptions proceeds from financial instruments in the amount of Ch$20,286 million in 2018 not presented in 2019.

Cash Flows from Investing Activities 2018 vs. Cash Flows from Investing Activities 2017

See “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies”, in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.

Cash Flows from Financing Activities 2019 vs. Cash Flows from Financing Activities 2018

Financing activities generated a negative cash flow of Ch$127,112 million in 2019, decreasing Ch$12,477 million compared to 2018, mainly explained by an increase in financial expenses in Chile for interest paid. Our financing activities are directly related to dividend distributions to shareholders, which resulted in a utilization of cash resources amounting to Ch$86,266 million compared to Ch$87,536 million during 2018. Also payments of bank loans and bonds are part of our financing activities.

As of December 31, 2019, 17 short-term credit lines are available for an amount equivalent to Ch$201,163 million, of which the equivalent of Ch$201,155 million corresponds to 16 unused lines of credit that remain available. In Argentina, we had the equivalent of Ch$33,147 million in credit available from seven lines of credit, out of which an amount of Ch$33,138 million remained unused as of December 31, 2019. In Brazil, we had the equivalent of Ch$134,405 million in credit available from 5 lines of credit, which have not been used. In Chile, we had the equivalent of Ch$7,600 million in credit available from three lines of credit, which have not been used. In Paraguay, we had the equivalent of Ch$26,011 million in credit available from two lines of credit, which have not been used.

Cash Flows from Financing Activities 2018 vs. Cash Flows from Financing Activities 2017

See “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies”, in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.

Liabilities

As of December 31, 2019, our total liabilities, excluding non-controlling interest, were Ch$1,422,044 million, representing a 5.3% increase compared to December 31, 2018.

Current liabilities decreased by Ch$8,204 million, 2.0% compared to December 2018, which is explained by the decrease in other current financial liabilities (-Ch$15,521 million) mainly due to the decrease in net debt between banks and the public, and by the decrease in other current non-financial liabilities (-Ch$7,272 million). The previous decreases are partially offset by the increase in accounts payable to related entities (Ch$7,810 million) for higher accounts payable by our Brazilian subsidiary, and due to an increase in trade accounts payable and other accounts payable (Ch$5,591 million).

Non-current liabilities increased by Ch$79,458 million, 8.5% compared to December 2018, mainly due to the increase in other non-current financial liabilities (Ch$26,763 million), explained by the monetary restatement of local bond in UF and dollars, and for the increase of liabilities due to the recognition of rights-of-use under the application of IFRS 16. Also there is an increase of deferred tax liabilities (Ch$24,204 million) which is explained by the recognition of tax credits in Brazil, and the increase in accounts payable to related companies (Ch$19,778 million), due to an accounts payable between our subsidiary in Brazil and The Coca-Cola Company subsidiary in the same country, related to the recognition of the same tax credits in Brazil.

As of December 31, 2019, our bond obligation had a weighted average interest rate of 3.8% in UF and 5% in USD while our bank obligation had a weighted average interest rate of 6.7% for debts in R$, 62.0% for debts in AR$ and 4.26% for debts in Ch$.

Summary of Significant Debt Instruments

As of December 31, 2019, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds (BANDI-B1; BANDI-B2)

During 2001, we issued in Chile Series B bonds. This issuance was structured into two series, one of which matured in 2008. As of December 31, 2019, Series B is the outstanding series with sub-series B1 and B2. During 2001, UF 3.7 million in bonds were issued with final maturity in 2026, bearing an annual interest rate of 6.5%. The Series B Local Bonds are subject to the following restrictive covenants:

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities are regarded as Current Liabilities bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under “Other Current Financial Assets” and “Other Non-current Financial Assets” of the Company’s Consolidated Statement of Financial Position. Consolidated Equity is regarded as total equity including non-controlling interests.

•	Maintain and not lose, sell, assign, or transfer to a third party the geographical area today called the “Metropolitan Region”, as franchised territory in Chile by The Coca-Cola Company, for the development, production, sale and distribution of products and brands of such licensor, in accordance with the respective bottling agreement or license, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which to date is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of such licensor; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, less than or equal to 1.3 times the Company’s unsecured consolidated current liabilities.

Unsecured consolidated current liabilities are the Company’s total liabilities, obligations and debts that are not secured with real guarantees on goods and assets of the latter, made voluntarily or by agreement by the Company less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

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

Series C Local Bonds (BKOP-C)

As a consequence of our merger with Polar, we became an obligor under the following outstanding bonds issued by Polar in Chile in 2010.

•	Series C bonds due 2031, bearing interest at a variable annual rate equal to 4.00%.

This series is subject to the following restrictions:

•	Maintain a level of Net Financial Indebtedness within its quarterly financial statements that may not exceed 1.5 times, measured by figures included in the Company Consolidated Statement of Financial Position. For these purposes, net financial indebtedness level is defined as the ratio of net financial debt to total equity of the Company (equity attributable to the owners of the controllers plus non-controlling interests). Net financial debt means the difference between the Company financial debt and cash.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the Company unsecured consolidated liabilities.

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

Unsecured Consolidated Current Liabilities are the Company’s total liabilities, obligations and debts that are not secured with real guarantees on goods and assets of the latter, made voluntarily or by agreement by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

For purposes of determining Consolidated Assets these will consider assets free of any pledge, mortgage or other lien, as well as those assets that have real liens, mortgage or encumbrances that operate only by law. Therefore, Consolidated Assets free of any lien, mortgage or other encumbrance are regarded as those assets for which no real lien, mortgage or other encumbrance has been made voluntarily or by agreement by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

•	Maintain and not lose, sell, assign, or transfer to a third party the Metropolitan Region, as franchised territory in Chile by The Coca-Cola Company for the production, sale and distribution of products and brands of the licensor. Losing said territory means the non-renewal, cancellation, early termination or annulment of the license agreement granted by The Coca-Cola Company for the Metropolitan Region.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of the Series C, D and E local bonds were franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of The Coca-Cola Company; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow of the audited fiscal year immediately prior to the moment when such loss, sale, assignment or transfer occurs. For these purposes Adjusted Consolidated Operating Flow is the addition of the following accounting items of the Issuer’s Consolidated Statement of Financial Position: (i) Gross Income, including revenue and cost of sales, less (ii) Distribution Costs, less (iii) Administrative Expenses, plus (iv) Participation in Earnings (Losses) of Associates and Joint Ventures accounted for using the Equity Method, plus (v) Depreciation, plus (vi) Amortization of Intangibles.

Series F Local Bonds (BANDI-F)

During 2018, Andina undertook the partial repurchase (US$210 million) of the Senior Notes due 2023, which was refinanced with the placement of the Series F Local Bonds in the Chilean local market. These bonds were issued in October 2018, in the amount of UF5.7 million, accruing an annual interest rate of 2.8% and with a maturity of 2039.

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

Unsecured Consolidated Current Liabilities are the Company’s total liabilities, obligations and debts that are not secured with real guarantees on goods and assets of the latter, made voluntarily or by agreement by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

For purposes of determining Consolidated Assets these will consider assets free of any pledge, mortgage or other lien, as well as those assets that have real liens, mortgage or encumbrances that operate only by law. Therefore, Consolidated Assets free of any lien, mortgage or other encumbrance shall be regarded as those assets for which no real lien, mortgage or other encumbrance has been made voluntarily or by agreement by the Company, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

•	Maintain and not lose, sell, assign, or transfer to a third party the Metropolitan Region, as franchised territory in Chile by The Coca-Cola Company for the production, sale and distribution of products and brands of the licensor. Losing said territory means the non-renewal, cancellation, early termination or annulment of the license agreement granted by The Coca-Cola Company for the Metropolitan Region.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of the Series F local bonds, is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of The Coca-Cola Company; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow of the audited fiscal year immediately prior to the moment when said loss, sale, assignment or transfer occurs. For these purposes Adjusted Consolidated Operating Flow is the addition of the following accounting items of the Issuer’s Consolidated Statement of Financial Position: (i) Gross Income, including revenue and cost of sales, less (ii) Distribution Costs, less (iii) Administrative Expenses, plus (iv) Participation in Earnings (Losses) of Associates and Joint Ventures accounted for using the Equity Method, plus (v) Depreciation, plus (vi) Amortization of Intangibles.

Senior Notes due 2023

In October 2013, we issued US$575 million of Senior Notes in the U.S. market under 144A/Reg S regulations. These notes are unsecured obligations with the whole principal amount due in 2023. The proceeds from these notes were used to finance a portion of the purchase price for our acquisition of Ipiranga and for general corporate purposes.

In October 2018, as part of the Company’s debt reprofiling, Andina undertook a partial repurchase of the Senior Notes in the amount of US$210 million (which was refinanced with the placement of Series F Local Bonds in the Chilean local market), with a total remaining outstanding amount of Senior Notes of US$365 million.

Recent Bond Issuance

Senior Notes Due 2050

On January 21, 2020, the Company issued a 30-year corporate bond in the international markets for US$300 million due 2050, with an annual coupon rate of 3.950%. The use of funds from this operation are general corporate purposes which could include an eventual payment of existing liabilities, financing of potential acquisitions and improvement of the company's liquidity position.

In parallel, derivatives have been contracted (Cross Currency Swaps) that cover 100% of US dollar-denominated financial obligations redenominating them to UF.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Given the nature of the business and the support provided by The Coca-Cola Company as franchisor to its bottlers, the Company’s research and development expenses are not meaningful. For more information on patents and licenses, see “Item 4. Information on the Company – Bottler Agreements”.

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

Additionally, exchange rate fluctuations, in particular the potential devaluations relative to the U.S. dollar of local currencies in the countries in which we operate, may adversely affect our results because of the impact on the cost of U.S. dollar-denominated raw materials and the conversion of monetary assets.

Finally, the recent outbreak of the COVID-19 pandemic and the extraordinary measures adopted by the government to contain the spread of the virus, could adversely affect our business and results of operations. For more information see “Item 3. Key Information – D. Risk Factors – Our business is subject to risks arising from the ongoing COVID-19 pandemic”.

E.	OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2019, we did not have any material off-balance sheet arrangements.

F.	CONTRACTUAL OBLIGATIONS

The following table sets forth our principal contractual and commercial obligations as of December 31, 2019:

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total
	(in millions of Ch$)
Debt with financial institutions (1)	724	2,226	89	0	3,039
Bonds (1) (2)	42,979	82,237	341,251	558,316	1,024,782
Lease obligations (1)	8,664	22,162	19,120	10,177	60,122
Purchase obligations (1) (3)	19,109	68,786	7,323	0	95,218
Total	71,476	175,410	367,783	568,493	1,183,162

(1)	Includes interest
(2)	See Note 17 to our consolidated financial statements for additional information.
(3)	This includes: (i) Brazilian cogeneration contract (ii) our IT services contract and, (iii) some services and raw material contracts, mainly for sugar.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years
	(Millions Ch$ 2019)
Provisions	67,039	968	66,070	0
Other long-term liabilities	10,085	736	439	8,910
Total long-term liabilities	77,124	1,704	66,509	8,910

G.	SAFE HARBOR

See “Introduction - Presentation of Financial and Certain Other Information—Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors. The Company’s operations in Chile, Brazil, Argentina and Paraguay report to the Corporate Office.

Board of Directors

In accordance with our current bylaws, the board of directors is comprised of fourteen (14) directors. The directors may or may not be shareholders and are elected at general shareholders meetings for a three-year term, re-election being permitted. Cumulative voting is permitted for the election of directors.

In the event of a vacancy, the board of directors may appoint a replacement to fill the vacancy, and the entire board of directors must be elected or re-elected at the next regularly scheduled general shareholders meeting.

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

The following table sets forth information with respect to the current directors of the Company, which have been recently reelected at our general shareholders meeting dated April 16, 2020:

Name	Age(3)	Date of expiration current term	Position
Juan Claro	69	April 16, 2023	Chairman
Arturo Majlis	57	April 16, 2023	Director
Eduardo Chadwick	60	April 16, 2023	Director
Salvador Said(1)	55	April 16, 2023	Director
José Antonio Garcés	53	April 16, 2023	Director
Gonzalo Said(1)	55	April 16, 2023	Director
Roberto Mercadé	51	April 16, 2023	Director
Gonzalo Parot(2)	67	April 16, 2023	Director
Georges de Bourguignon	57	April 16, 2023	Director
Pilar Lamana(2)	55	April 16, 2023	Director
Rodrigo Vergara	57	April 16, 2023	Director
Felipe Joannon	60	April 16, 2023	Director
Marco Antonio Araujo	53	April 16, 2023	Director
Mariano Rossi	53	April 16, 2023	Director

(1)	Salvador Said is first cousin of Gonzalo Said.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	Age at December 31, 2019.

The following are brief biographies of each of the Company’s directors:

Mr. Juan Claro has been a member of our board of directors since April 2004. He is an entrepreneur, who also serves as a director in several publicly traded and private companies.

Mr. Arturo Majlis has been a member of our board of directors since April 1997. He is an attorney at law, and he is currently principal partner of the law firm Grasty, Quintana, Majlis y Compañía. He also serves as a director in several publicly traded and private companies.

Mr. Eduardo Chadwick has been a member of our board of directors since June 2012. He holds a degree in civil industrial engineering, and he is currently an entrepreneur. He also serves as a director in several publicly traded and private companies.

Mr. José Antonio Garcés has been a member of our board of directors since April 1992. He holds a degree in business administration, and he is currently general manager of Inversiones San Andrés Ltda. He also serves as director in several publicly traded and private companies.

Mr. Gonzalo Said has been a member of our board of directors since April 1993. He holds a degree in business administration, and he is currently an entrepreneur. He also serves as director in several publicly traded and private companies.

Mr. Salvador Said has been a member of our board of directors since April 1992. He holds a degree in business administration, and he is currently Director of Said Holding Group. He also serves as director in in several publicly traded and private companies.

Mr. Roberto Mercadé has been a member of our board of directors since April 2019. He is an industrial engineer and previously was on the board of ARCA-Lindley in Peru, Escuela Campo Alegre in Venezuela and American International School of Johannesburg in South Africa.

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

Mrs. Pilar Lamana has been a member of our board of directors since April 2017. She holds a degree in business administration, and she is currently a business consultant.

Mr. Marco Antonio Araujo has been a member of our board of directors since April 2020. He is an industrial engineering and he is currently the Representative Director, Executive Vice President and Chief Financial Officer of Coca-Cola (Japan) Company, Limited.

Mr. Mariano Rossi has been a member of our board of directors since June 2012. He holds a degree in administration and business management, and he is currently a business consultant.

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

Executive Officers

The following table includes information regarding our senior executives:

Name	Age	Position
Miguel Ángel Peirano	60	Chief Executive Officer
Andrés Wainer	49	Chief Financial Officer
Fernando Jaña	42	Chief Strategic Planning Officer
Jaime Cohen	52	Chief Legal Officer
Martín Idígoras	45	Chief IT Officer
Gonzalo Muñoz	58	Chief Human Resources Officer
Fabián Castelli	54	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	59	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solorzano	49	General Manager of Embotelladora Andina S.A.
Francisco Sanfurgo	65	General Manager of Paraguay Refrescos S.A.

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

Mr. Jaña joined the Company in 2014, as Project and Innovation Manager. In 2017 he was appointed General Manager of Coca-Cola Del Valle New Ventures. In 2019 was appointed Chief Strategic Planning Officer. He previously worked at Cencosud and CCU.

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

Mr. Solorzano joined the Company in April 2003, where he served in various managerial positions in the commercial area, passing through the management of key accounts sales, traditional channel sales management, and management of marketing and commercial areas. In March of 2010, he served as General Manager of Andina’s Argentine operations. On April 1, 2014 he was appointed General Manager of Andina Chile. Prior to joining Andina, he worked as marketing manager, plant manager and business manager of Coca-Cola Polar, for five years. Prior to joining Coca-Cola bottler system, he worked at Malloa.

Mr. Sanfurgo joined the Company in 2012, after the merger with Embotelladoras Coca-Cola Polar as General Manager of Paraguay Refrescos S.A. In 1990, he joined Embotelladoras Coca-Cola Polar S.A. as General Manager of Embotelladora Austral (Punta Arenas — Chile). Since 2005 he has been General Manager of Paraguay Refrescos S.A.

B.	COMPENSATION

Compensation of Executive Officers

In the case of senior executives, compensation plans are composed of a fixed remuneration and a variable remuneration, which is paid through a performance bonus, both of which are defined according to the competitive and offer conditions of each market, and their amounts vary according to the position and/or degree of responsibility. The performance bonuses are payable only to the extent that the goals defined annually for the Company are met, in accordance with the corporate performance management policy.

For the year ended December 31, 2019 the amount of fixed compensations paid to Coca-Cola Andina’s executive officers amounted to Ch$4,167 million (Ch$3,782 million in 2018). Likewise, the amount of compensation paid in performance bonuses amounted to Ch$2,407 million (Ch$2,517 million in 2018).

For the year ended December 31, 2019 severance payments to managers and executive officers of Embotelladora Andina S.A. were Ch$55 million. During the period ended December 31, 2018 severance payments were made to managers and executive officers of Embotelladora Andina S.A. for the amount of Ch$52 million.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for their services and participation as members of the board of directors and committees. The amounts paid to each director varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2019, which was approved by our shareholders, was as follows:

2019	Directors’ Compensation ThCh$	Executive Committee ThCh$	Directors’ and Audit Committee ThCh$	Total ThCh$
Juan Claro González(1)	144,000			144,000
Arturo Majlis Albala	72,000	72,000		144,000
Gonzalo Said Handal	72,000	72,000		144,000
Jose Antonio Garcés Silva	72,000	72,000		144,000
Salvador Said Somavía	72,000	72,000	24,000	168,000
Eduardo Chadwick Claro	72,000	72,000		144,000
Gonzalo Parot Palma(2)	72,000		24,000	96,000
Manuel Arroyo Prieto(3)	22,600			22,600
Rodrigo Vergara Montes	72,000			72,000
Mariano Rossi	72,000			72,000
Roberto Mercadé Rovira(4)	49,400			49,400
Georges de Bourguignon Arndt	72,000			72,000
Enrique Rapetti(5)	72,000			72,000
María del Pilar Lamana Gaete(2)	72,000		24,000	96,000
Felipe Joannon Vergara	72,000			72,000
Total Gross	1,080,000	360,000	72,000	1,512,000

(1)	Includes Ch$72 million additional as Chairman of the Board.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	Left the Board in April 2019.
(4)	Joined the Board in April 2019.
(5)	Left the Board in April 2020.

For the year that ended December 31, 2019, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$8,141 million of which Ch$6,629 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law. We only maintain a retirement plan for our chief executive officer.

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

Directors’ Committee

Pursuant to Article 50 bis of Chilean Company Law N°18,046 and in accordance to the dispositions of Circular N°1,956 and Circular N°560 of the Chilean Superintendence of Securities and Insurance, today known as the Financial Market Commission (Comisión para el Mercado Financiero – “CMF”) a new Directors’ Committee was elected during the Board Meeting held on April 26, 2018, applying the same election criteria set forth by Circular N°1,956. The directors Mrs. Pilar Lamana Gaete and Mr. Gonzalo Parot Palma (both as Independent Directors), and Mr. Salvador Said Somavía comprised the Committee. Mr. Gonzalo Parot Palma is the Chairman of the Company’s Directors’ Committee.

The duties performed by this Committee during 2019, following the same categorization of faculties and responsibilities established by Article 50 bis of Company Law N°18,046 of the Chilean Superintendence of Securities and Insurance, were the following:

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

Finally, during 2019, the Directors’ Committee incurred expenses of Ch$122,657,510. These expenses relate to consultancies on anti-trust and legal matters, among others.

Sarbanes-Oxley Audit Committee

In accordance with NYSE and SEC requirements regarding compliance with the Sarbanes-Oxley Act, the Board of Directors established an Audit Committee on July 26, 2005. The current Audit Committee was elected during the Board Meeting held on April 26, 2018. The Committee is comprised by the directors Mrs. Pilar Lamana Gaete, Mr. Gonzalo Parot Palma, and Mr. Salvador Said Somavía determining that Mrs. Pilar Lamana Gaete and Mr. Gonzalo Parot Palma fulfill the independence standards set forth in the Sarbanes-Oxley Act and SEC and NYSE regulations. Also, Mr. Parot was appointed by the Board of Directors as the financial expert in accordance with the definitions of the listing standards of the NYSE and the Sarbanes-Oxley Act.

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

For the period ended December 31, 2019, the Sarbanes-Oxley Audit Committee incurred in expenses of Ch$46,904,316.

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

Overview

As of December 31, 2019, we had 17,586 employees, including 4,271 in Chile (3,163 own and 1,108 outsourced), 8,032 in Brazil (7,675 own and 357 outsourced), 3,059 in Argentina (2,986 own and 73 outsourced) and 1,646 in Paraguay (1,137 own and 509 outsourced). From the total employees, 691 were temporary employees in Chile, 341 were temporary employees in Argentina, 0 were temporary in Brazil and 155 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand. Additionally, in Vital Jugos, Vital Aguas and Envases Central we had 260, 95 and 182 employees, respectively, for a total aggregate amount of 537 employees for those three companies. On the other hand, the corporate office had 41 employees.

As of December 31, 2019, 1,860; 735; 2,038 and 410 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

Management believes that the Company has good relations with its employees.

The following table represents a breakdown of our employees for the years ended December 31, 2018 and 2019:

	2018
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	74	0	74	63	1	62	104	0	104	37	0	37
Technicians and professionals	488	2	486	998	49	949	749	11	738	317	45	272
Workers	2,959	1,616	1,343	6,834	870	5,964	1,961	1,823	138	1,141	314	827
Temporary workers	653	0	653	0	0	0	370	297	73	105	0	105
Total	4,174	1,618	2,556	7,895	920	6,975	3,176	2,126	1,050	1,600	359	1,241

	2019
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	70	0	70	53	1	52	97	0	97	38	0	38
Technicians and professionals	481	2	479	981	38	943	738	10	728	335	53	282
Workers	3,029	1,858	1,172	6,998	696	6,302	1,883	1,757	126	1,168	357	811
Temporary workers	691	1	690	0	0	0	341	271	70	105	0	105
Total	4,271	1,860	2,411	8,032	735	7,297	3,059	2,038	1,021	1,646	410	1,236

	2018
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	1	0	1
Technicians and professionals	168	44	124
Workers	324	265	59
Temporary workers	9	1	8
Total	502	310	192

	2019
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	10	0	10
Technicians and professionals	135	44	91
Workers	375	270	105
Temporary workers	17	1	16
Total	537	315	222

(1)	Information for Chile includes only Andina Chile.
(2)	Argentina includes AEASA.

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

In Chile 62.29% of employees with indefinite work contracts are affiliated with a labor union organization, with a total of 13 labor union organizations and a total of 17 Collective Instruments. The following are the collective bargaining agreements in force as of December 31, 2019:

The agreements in force as of December 31, 2019 in Santiago are:

i.	collective agreement with Labor Union No. 1, that mainly represents workers from the Operations area, effective from December 1, 2018 until 30 November 2021;
ii.	collective agreement with Labor Union No. 2 that mainly represents the logistics administration staff and operations specialists, effective from June 1, 2018 until June 1, 2021;
iii.	collective agreement with Labor Union No. 3, which mainly represents staff in the Sales area, effective from May 1, 2018 until April 30, 2021;
iv.	collective agreement with workers, which mainly represents staff in the administration area, effective from July 1, 2018 until June 30, 2021;
v.	collective agreement with a group of workers in the logistics area of the Puente Alto facility, effective from January 1, 2018 until June 30, 2020;
vi.	collective agreement with the TAR Union, representing distribution staff, effective from July 1, 2019 until June 30, 2022; and
vii.	collective agreement with a group of workers in the Operations area of the new Renca plant, which effective from July 1, 2018 until June 30, 2021.

The agreements in force as of December 31, 2019 in Coquimbo are:

i.	collective agreement with Labor Union No. 1, consisting mainly of workers from the production area, effective from March 1, 2016 until February 28, 2020;
ii.	collective agreement with the National Workers Union No. 1 representing a portion of the administration workers and sales force, effective from January 1, 2017 through December 31, 2019;
iii.	collective agreement consisting mainly of administrative workers, effective from September 1, 2019 until August 31, 2022; and
iv.	collective agreement of sales force, effective from April 1, 2019 until March 31, 2022.

The collective agreements in force as of December 31, 2019 in Antofagasta are:

i.	collective agreement with the Workers Union No.1, consisting mainly of workers in the Production area, effective from September 15, 2017 until September 14, 2020;
ii.	collective agreement with the Workers Union No.2, made up of staff from different areas, effective from December 1, 2019 until November 30, 2022;
iii.	collective agreement with the sales force negotiating group, effective from October 1, 2016 until September 30, 2022; and
iv.	collective agreement with transportation workers from the base zone, effective from May 4, 2017 until May 4, 2020.

Finally, the collective agreements in force as of December 31, 2019 in Punta Arenas are:

i.	collective agreement with the Workers' Union of Punta Arenas, which mainly represents workers in the production area, effective from August 1, 2019 until July 31, 2022; and
ii.	collective agreement with Interarea staff effective from January 1, 2017 until December 31, 2019.

Brazil

In Brazil, 9.58% of our employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are 30 collective bargaining agreements in force as of December 31, 2019.

16 agreements for employees in the State of Rio de Janeiro:

i.	the Soft Drink Industry Employees’ Union agreement from July 1, 2019 to June 30, 2020;
ii.	the Sales Force Union agreement from May 1, 2019 to April 30, 2020;
iii.	The Sales Force II Union agreement from August 1, 2019 to July 31, 2020;
iv.	the “Forklift” Operator Union agreement from May 1, 2019 to April 30, 2020;
v.	the “Forklift” II Operator Union agreement from August 1, 2019 to July 31, 2020;
vi.	the Driver and Helper of the Lagos Region Union agreement from May 1, 2019 to April 30, 2020;
vii.	the Driver and Helper of the Lagos Region II Union agreement from May 1, 2019 to April 30, 2020;
viii.	Collective bargaining agreement executed with the Drivers and Nova Iguaçu Helpers effective from May 1, 2019 to April 30, 2020;
ix.	Agreement with the Drivers and Helpers Workers’ Union of Rio de Janeiro in force since May 1, 2019 to April 30, 2020;
x.	Agreement with the Drivers and Helpers Workers’ Union of Campos dos Goytacazes in force since May 1, 2019 to April 30, 2020;
xi.	Agreement with the Drivers and Helpers Workers’ Union of Itaperuna in force since May 1, 2019 to April 30, 2020;
xii.	Agreement with the Drivers and Helpers Workers’ Union of Duque de Caxias in force since May 1, 2019 to April 30, 2020;
xiii.	Agreement with the Drivers and Helpers Workers’ Union of Nova Friburgo in force since May 1, 2019 to April 30, 2020;
xiv.	Agreement with the Drivers and Helpers Workers’ Union of São Gonçalo in force since May 1, 2019 to April 30, 2020;
xv.	Agreement with the Market Promoters Force Union in force since May 1, 2019 to April 30, 2020; and
xvi.	The Duque de Caxias Soft Drink Industry Employees’ Union agreement in negotiation.

5 agreements for employees in the State of Espírito Santo:

i.	the Sales Force Union agreement from May 1, 2019 to April 30, 2020;
ii.	Agreement with the Drivers and Helpers Workers’ Union of Vitória in force since May 1, 2019 to April 30, 2020;
iii.	Agreement with the Drivers and Helpers Workers’ Union at the North of the State of Espírito Santo in force since May 1, 2019 to April 30, 2020;
iv.	Agreement with the Drivers and Helpers Workers’ Union at the South of the State of Espírito Santo in force since May 1, 2019 to April 30, 2020; and
v.	the Trade Employees Union agreement from November 1, 2019 to October 31, 2020.

9 agreements with employees from the State of São Paulo:

i.	Workers Union for the Beverage Industry of Ribeirão Preto since October 1, 2019 to September 1, 2020;
ii.	Agreement with the Trade Workers Union for the region of Araraquara since October 1, 2019 to September 1, 2020;
iii.	Agreement with the Trade Workers Union for the region of Franca since October 1, 2019 to September 1, 2020;
iv.	Agreement with the Transportation Workers Union for the regions of Ribeirão Preto since May 1, 2019 to April 30, 2020;
v.	Agreement with the Transportation Workers Union for the regions of Franca since May 1, 2019 to April 30, 2020;
vi.	Agreement with the Transportation Workers Union for the regions of Araquara since May 1, 2019 to April 30, 2020;
vii.	Agreement with the Transportation Workers Union for the regions of Mococa since May 1, 2019 to April 30, 2020;
viii.	Agreement with the Security Technicians Union for the region of Ribeirão Preto, Franca, Araraquara and Mococa since May 1, 2019 to April 30, 2020; and
ix.	Agreement with the Salesmen Union of the State of São Paulo in negotiation.

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

Argentina

In Argentina, 66.6% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On October 23, 2019, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non- salary benefits and a new complementary regulation on company contributions.

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

Paraguay

In Paraguay, 24.9% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

The collective bargaining agreements that are in force as of December 31, 2019 are:

i.	Collective bargaining agreement executed with the Authentic Workers’ Union of Paraguay Refrescos effective from July 1, 2019 to June 30, 2021;
ii.	Employees’ Union of Paraguay Refrescos agreement effective from June 2018 to May 2020; and
iii.	Workers’ Union of Paraguay Refrescos agreement in negotiation.

E.	SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the Directors’ Committee and executive officers as of December 31, 2019.

	Series A						Series B
	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class
Shareholder
José Antonio Garcés Silva	—	—	—	—	52,987,375	11.19	—	—	—	—	25,728,183	5.43
Arturo Majlis Albala	—	—	—	—	2,150	0.00045	—	—	5,220	0.0011	2,150	0.00045
Salvador Said Somavía	—	—	—	—	52,987,375	11.19	—	—	—	—	49,650,863	10
Gonzalo Said Handal	—	—	—	—	52,989,375	11.19	11,761,462	3.094	—	—	37,864,863	8.018
Eduardo Chadwick Claro	—	—	—	—	53,182,985	11.19	—	—	—	—	29,394,622	6

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2019:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	263,718,512	55.72	142,787,331	33.13
The Bank of New York Mellon(2)	2,461,146	0.42	19,952,898	4.24
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	—	—
AFPs as a group (Chilean pension funds)	38,402,663	8.11	69,616,526	15.46
Principal foreign mutual funds as a group	53,362,306	11.39	130,028,552	26.30
Executive officers as a group	—	—	—	—
Directors as a group(3)	212,149,260	45	142,638,531	30.13

(1)	Our controlling shareholders are: Inversiones SH Seis Limitada, Inversiones Cabildo SpA, Inversiones Lleuque Limitada, Inversiones Nueva Delta S.A., Inversiones Nueva Delta Dos S.A., Inversiones Playa Amarilla SpA, Inversiones Playa Negra SpA, Inversiones Don Alfonso Limitada, Inversiones El Campanario Limitada, Inversiones Los Robles Limitada, Inversiones Las Niñas Dos SpA.; the estates of Jaime Said Demaría and Alberto Hurtado Fuenzalida; and José Said Saffie and José Antonio Garcés Silva.
(2)	Acting as Depositary for ADRs.
(3)	Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía, Mr. Eduardo Chadwick Claro and Mr. Arturo Majlis Albala.

As of December 31, 2019, approximately 88.19% of our Series A shares and 69.46% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

Our controlling shareholders act pursuant to a shareholders’ agreement that establishes that this group will exercise joint control in order to ensure a majority vote at shareholders’ meetings and board meetings. Our controlling shareholders pass resolutions with the approval of at least four of the five parties, except with respect to the following matters, which require an unanimous decision:

•	carrying out of new business activities different from our current line of business (unless related to “ready to drink products” or Coca-Cola products);

•	amendment of the number of our directors;

•	issuances of new shares;

•	spin-offs or mergers;

•	capital increases (subject to certain indebtedness thresholds); and

•	the joint acquisition of our Series A shares.

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

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect as of December 31, 2019. There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2018 and 2019, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2018	2019
	Million Ch$
Chile	5,970	2,065
Brazil	55,519	66,070
Argentina	949	968
Paraguay	15	3
Total	62,453	69,108

For more details, see note 23 of our consolidated financial statements included herein.

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

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the general shareholders meeting held in April of 2019, our shareholders authorized our board of directors to distribute, at its discretion, interim dividends during 2019 and 2020.

During 2017, 2018 and 2019, our respective general shareholders meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation. These additional dividend payments for 2017, 2018 and 2019 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

			Aggregate Amount
Dividend		Fiscal year with	of Dividends	Series A		Series B
Approval	Dividend	respect to which	Declared and Paid	Ch$ per	US$ per	Ch$ per	US$ per
Date	payment Date	dividend was declared	(Ch$ millions)	share	share	share	share
12-20-2019	01-23-2020	2019	22,462	22.60	0.02927	24.86	0.03220
09-24-2019	10-24-2019	2019	21,369	21.50	0.02961	23.65	0.03257
04-17-2019	08-29-2019	Accumulated earnings	21,369	21.50	0.02969	23.65	0.03266
04-17-2019	05-30-2019	2018	21,369	21.50	0.03036	23.65	0.03339
12-20-2018	01-24-2019	2018	21,369	21.50	0.03199	23.65	0.03519
09-25-2018	10-25-2018	2018	21,369	21.50	0.03127	23.65	0.03440
04-19-2018	08-30-2018	Accumulated earnings	21,369	21.50	0.03160	23.65	0.03475
04-19-2018	05-31-2018	2017	21,369	21.50	0.03406	23.65	0.03746
12-22-2017	01-25-2018	2017	21,369	21.50	0.03587	23.65	0.03946
09-27-2017	10-26-2017	2017	18,884	19.00	0.03018	20.90	0.03319
04-26-2017	08-31-2017	Accumulated earnings	18,884	19.00	0.03021	20.90	0.03323
04-26-2017	05-30-2017	2016	18,884	19.00	0.02814	20.90	0.03095
12-22-2016	01-26-2017	2016	18,884	19.00	0.02931	20.90	0.03224
09-27-2016	10-27-2016	2016	16,896	17.00	0.02601	18.70	0.02861
04-21-2016	08-27-2016	Accumulated earnings	16,896	17.00	0.02564	18.70	0.02821
04-21-2016	05-27-2016	2015	16,896	17.00	0.02473	18.70	0.02721
12-22-2015	01-28-2016	2015	16,896	17.00	0.02374	18.70	0.02611
09-29-2015	10-29-2015	2015	14,908	15.00	0.02182	16.50	0.02400
04-22-2015	08-28-2015	Accumulated earnings	14,908	15.00	0.02144	16.50	0.02358
04-22-2015	05-29-2015	2014	14,908	15.00	0.02429	16.50	0.02673
12-18-2014	01-29-2015	2014	8,946	9.00	0.01446	9.90	0.01590

At our general shareholders meeting held on April 16, 2020, the distribution of dividends corresponding to the 2019 year was approved. The general shareholders meeting approved to distribute definitive dividends for the amount of Ch$25,841,367,092, and additional dividends for the amount of Ch$25,841,367,092, which are expected to be paid in May and August, 2020.

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

The total number of registered ADR holders we had at December 2019 was 20 (15 in the Series A ADRs and 5 in the Series B ADRs). As of that date the ADRs represented 2.37% of the total number of our issued and outstanding shares. On December 31, 2019 the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,879.90 per share (US$ 15.60 per Series A ADR) and Ch$2,179 for the Series B shares (US$ 17.50 per Series B ADR). At December 31, 2019, there were 410,191 Series A ADRs (equivalent to 2,461,146 Series A shares) and 3,325,483 Series B ADRs (equivalent to 19,952,898 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States. We estimate that for the year ended December 31, 2019, Andina’s shares were traded on the Santiago Stock Exchange on an average of approximately 69% and 100% of such trading days, for Series A and Series B shares, respectively.

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

See “Item 9. The Offer and Listing—A. Offer and Listing Details”.

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

Purposes

Our corporate purposes are to execute and develop the following:

•	Develop one or more industrial establishments dedicated to the business, operations and activities to manufacture, produce, transform, bottle, can, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of food product and in particular any type of mineral water, juice, beverage and drink in general or other similar products, and raw materials or semi-finished materials used in such activities and/or products complementary or related to the preceding businesses and activities;

•	Develop one or more agricultural or agro industrial establishments and farmland dedicated to the business, operations and development of agricultural activities and agro industry in general;

•	Produce, transform, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of agricultural products and/or agro industrial products and raw materials, or semi-finished materials used in such activities, and/or products complementary or related to the preceding activities;

•	Manufacture, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of container; and execute and develop any type of material recycling process and activity;

•	Accept from and/or grant the representation of trademarks, products and/or licenses related to such businesses, activities, operations and products to national or foreign companies;

•	Provide any type of service and/or technical assistance in any way related to the goods, products, businesses and activities referred to in the preceding letters;

•	Invest cash surplus, even in the capital market; and

•	In general, undertake all other businesses and activities supplementary or linked to the above mentioned operations.

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

Board of Directors and Shareholder Meetings

The members of the board of Directors are proposed and elected every three years during the general annual shareholders meeting. Separate voting of the Series A and Series B shareholder elect board members. As mentioned, Series A shares elect twelve directors, and Series B shares elect two Directors.

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

On August 1, 2016, Embotelladora Andina S.A., along with Monster Energy Company, entered into an agreement by which Monster Energy Company appointed Embotelladora Andina S.A. as distributor of products bearing the trademark “Monster” within its licensed territory in Chile (Antofagasta, Atacama, Coquimbo, Valparaíso, San Antonio, Cachapoal, Aysén and Magallanes). Similarly, on August 2, 2016, Coca-Cola Andina Brazil along with Monster Energy Company entered into an agreement by which Monster Energy Company appointed Coca-Cola Andina Brazil authorizing it to commercialize and distribute the products bearing the trademark “Monster” within its licensed territory in Brazil (majority of the State of Rio de Janeiro, entirety of the state of Espírito Santo, part of São Paulo, and part of Minas Gerais), beginning November 1, 2016, for a period of 10 years. On December 13, 2017, EDASA together with Monster Energy Company, executed an agreement whereby Monster Energy Company named Embotelladora del Atlántico S.A. as distributor of products bearing the “Monster” trademark for an initial period of 10 years in the territory within the franchise of Andina Argentina, with the consent of The Coca-Cola Company. On May 11, 2018, Paraguay Refrescos S.A. along with Monster Energy Company entered into an agreement by which Monster Energy Company appointed Paraguay Refrescos S.A. authorizing it to commercialize and distribute products bearing the trademark "Monster" within its licensed territory in Paraguay (totality of the country), beginning on December 1, 2018, for a period of 10 years.

See “Item 4. Information on the Company - Bottler Agreements and Item 5. Operating and Financial Review and Prospects - Summary of Significant Debt Instruments".

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

Any foreign individual or legal entity, as well as Chileans with residence abroad, can invest in Chile through the New Direct Foreign Investment Statute or by Chapter XIV of the Foreign Exchange Regulations of the Central Bank.

Under the New Direct Foreign Investment Statute, any legal entity or individual that qualifies as foreign investor under the terms of the aforementioned Statute, may request a certificate to be issued by the Foreign Investment Promotion Agency, confirming its status as foreign investor, and enabling access to the new foreign investment regime.

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

FEM access under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access needs the CCB’s approval on a request submitted to that end through a banking institution established in Chile. The FIC provides that if the CCB has not acted upon the request within seven banking days, the request is deemed to have been granted.

Under current Chilean law, the CCB cannot unilaterally change the FIC. The Chilean Courts (although not binding on future judicial decisions) also have established that the FIC cannot be annulled by future legislative changes. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, to the disposition of underlying shares, or to the repatriation of proceeds from their disposition, will not be imposed in the future; nor can there be any assessment of the duration or impact of any restrictions that might be imposed. If for whatever reason, including changes in the FIC or Chilean law, the Depositary is prevented from converting Chilean pesos into U.S. dollars, the investors shall receive dividends or other payments in Chilean pesos, which shall subject the investors to exchange rate risks. It cannot be guaranteed that the CFER, as amended, or any other exchange regulation will not be amended in the future, or that if new regulations are enacted that they shall have no material bearing on Andina or the ADR holders.

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

Tax Considerations Relating to Equity Securities

Chilean Tax Considerations.

The following discussion summarizes the material Chilean income tax consequences of an investment in Andina’s stock or ADRs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (“foreign holder”). This discussion is based upon Chilean income tax laws presently in force and administrative jurisprudence, including Ruling No. 324 of January 29, 1990 of the Servicio de Impuestos Internos (the Chilean Internal Revenue Service or “SII”) and other applicable regulations and rulings that are subject to change without notice. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Each investor or potential investor is encouraged to seek independent tax advice with respect to consequences of investing in Andina’s stock or ADRs.

Dividends

Dividend distributions to investors who are juridical or natural persons residing or domiciled abroad, are affected by an additional tax ("withholding at the source") at a rate of 35%, with the right to credit for corporate income tax (First Category Tax) paid by Andina (today a rate of 27%). However, distributions made to investors residing or domiciled in countries that do not have a treaty to avoid double taxation with Chile, are affected by an additional withholding equivalent to 35% of the corporate income tax credit, thus limiting the credit for this tax at 65%. This limitation does not apply to distributions made to residents in countries that have a treaty, who can impute 100% of the credit.

Distributions made to investors residing or domiciled in Chile are affected by personal taxes ("Supplementary Global Tax") which has progressive rates ranging from 0% to 35%. The tax credit limitation applies to these investors so they are taxed with a higher tax ("debit") equivalent to 35% of the corporate income tax credit.

Capital Gains

Gains recognized from the sale or exchange of ADRs by a foreign holder outside of Chile are not subject to Chilean taxation. Gains recognized from a sale of common shares will be subject to both the corporate income tax and the additional tax (the first can be credited against the latter), unless they are shares that are sold on the stock exchange and that have been acquired on the stock exchange, or are shares of first issue, in which case gains are not affected by income taxation in Chile.

The tax basis of shares of common stock received in exchange for ADRs will be determined in accordance with the valuation procedure set forth in the Deposit Agreement, which values shares of common stock at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the withdrawal of the shares of common stock from the Depositary. Consequently, the conversion of ADRs into shares of common stock, and the immediate sale of the shares for the value established under the Deposit Agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the Chilean Internal Revenue Service issued Ruling No. 3,708 whereby it allowed Chilean issuers of ADRs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADRs’ holders on a Chilean stock exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. As this amendment has been included in the Deposit Agreement, the capital gain that may be generated if the exchange date is different than the date on which the shares received in exchange for ADRs were sold, would not be subject to taxation, to the extent that the SII's criterion is maintained and the contributor in good faith adopts this criterion, which the contributor must certify to the satisfaction of the authority in case of observation.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Any gain from the sale or transfer of preemptive rights in relation to common shares will be subject to both corporate income tax and additional tax (the first may be credited against the latter).

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

United States Tax Considerations Relating to ADRs or Shares of Common Stock.

The following discussion summarizes certain U.S. federal income tax consequences of an investment ADRs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADRs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADRs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADRs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders that own or are deemed to own 10% or more of our shares (by vote or value), persons required to accelerate the recognition of any item of gross income with respect to ADRs or shares of common stock as a result of such income being recognized on an applicable financial statement, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADRs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADRs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the United States federal income tax consequences to a holder in light of its particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws.

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

Cash Dividends and Other Distributions

Cash distributions (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADRs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADRs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADRs (which are listed on the New York Stock Exchange, but not our shares of common stock), are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our common stock that are not represented by ADRs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADRs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

The Chilean additional tax (net of any credit for the corporate tax), paid by or for the account of any U.S. holder may be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADRs or shares of common stock generally will be foreign source income and will generally constitute passive category income. Furthermore, in certain circumstances, a U.S. holder that: (i) has held ADRs or shares of common stock for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADRs or shares of common stock. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Estate and Donation Taxation

As mentioned in the section "Chilean Tax Considerations – Other Chilean Taxes", in Chile no taxes are applied to inheritance, donations or transfer at the time of death with respect to ADRs by a foreign holder; however, these taxes will apply in the case of transfer at death or by gift, of common shares. The amount of any estate tax paid to Chile may qualify for credit against the amount of U.S. federal estate tax affecting the estate of a U.S. holder. U.S. holders should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. Chilean tax on donations generally will not be treated as a creditable foreign tax for U.S. tax purposes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of ADRs or shares of common stock or the proceeds received on the sale, exchange, or other disposition of ADRs or shares of common stock paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients. Likewise, a backup withholding tax may apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

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

You may read and copy all or any portion of the annual report or other information in our files in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also access to these documents through the SEC’s website at www.sec.gov, and access –and request– a hard copy of them through our corporate website www.koandina.com. You can also request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADRs are listed.

We also file reports with the Chilean Comisión para el Mercado Financiero (“CMF”). You may read and copy any materials filed with the CMF directly from its website www.cmfchile.cl or from our corporate website www.koandina.com or request a hard copy through our website also. The documents referred to in this annual report can be inspected at Miraflores 9153, Piso 7, Renca, Santiago, Chile.

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

The following table provides information about the Company’s debt (bonds & bank debt) and short-term investments that have exposure to changes in interest rates as of December 31, 2019.

	Expected Maturity Date							Fair Value
	2020	2021	2022	2023	2024	2025 Onwards	Total	Total
	(in millions Ch$)
Interest Earning Assets
Time deposits	13	-	-	-	-	-	13	13
Interest rate (weighted average)	8.82%	-	-	-	-	-	8.82%	-

Interest Bearing Liabilities
International bonds (144A/RegS) (1)	2,981	-	-	270,960	-	-	273,941	296,653
Fixed Rate [US$] 144A Bonds	5.00%	-	-	5.00%	-	-	5.00%	-

Local Chilean Bonds (1)	18,623	11,218	11,599	12,130	12,698	400,358	466,626	534,125
Fixed Rate [UF] - Local Chilean Bonds (weighted average)	4.63%	5.61%	5.64%	5.68%	5.72%	3.51%	3.78%	-

Total public debt (Bonds)	21,604	11,218	11,599	283,090	12,698	400,358	740,567	830,778

Bank debt - Chile	749	736	-	-	-	-	1,485	-
Weighted average interest rate Ch$	2.13%	2.13%	-	-	-	-	2.13%	-

Bank debt - Argentina	8	-	-	-	-	-	8	-
Weighted average interest rate AR$	62.00%	-	-	-	-	-	62.00%	-

Bank debt - Brazil	681	45	45	45	39	-	855	-
Weighted average interest rate R$	6.91%	6.00%	6.00%	6.00%	6.00%	-	6.72%	-

Total bank debt	1,438	781	45	45	39	-	2,348	2,301

(1)	Includes issuance deferred costs:
International Bonds Issuance Costs: Current: Ch$416 million, Non-Current: Ch$1,933 million Local Chilean Bonds: Current: Ch$169 million, Non-Current: Ch$1,055 million

Foreign Currency Risk

As of December 31, 2019, the only foreign currency used by the Company to finance its operation is the U.S dollar, all the rest of the company’s bank and public debt is denominated in local operation currencies (UF, Chilean Peso, Argentinean Peso, Brazilian real and Paraguayan guaraníes).

The following table summarizes the financial instruments held to December 31, 2019, denominated in U.S. dollars:

(Denominated in U.S. Dollars instruments)	2020	2021	2022	2023	2024	2025 Onwards	Total	Fair Value
	(in millions Ch$)
Assets
Cash and cash equivalents	16,733	0	0	0	0	0	16,733	16,733

Liabilities
Bonds debt (1)	(2,981)	0	0	(270,960)	0	0	(273,941)	(296,653)
Leasing debt	(222)	(509)	0	(343)	0	0	(1,074)	0

Net debt	13,530	(509)	0	(271,303)	0	0	(258,282)	(279,920)

(2)	Includes issuance deferred costs:
International Bonds Issuance Costs: Current: Ch$416 million, Non-Current: Ch$1,933 million Local Chilean Bonds: Current: Ch$169 million, Non-Current: Ch$1,055 million.

In order to protect the Company from the effects on results due to the volatility of the Brazilian real against the U.S. dollar, we have entered into currency swaps that cover 99% of our dollar-denominated financial obligations, thereby mitigating our exchange rate exposure.

As of December 31, 2019, the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was Ch$10,867,119.

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

Fees Incurred in Past Annual Period

From January 1, 2019 to December 31, 2019, we received from the depositary US$90,151 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

In 1996, our shareholders approved the reclassification of our common stock into two new series of shares. Pursuant to the reclassification, each outstanding share of our common stock was replaced by one newly issued Series A share and one newly issued Series B share.

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

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

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

	Year ended December 31,
	2018		2019
Services rendered	Fees millions Ch$	% of Total Fees	Fees millions Ch$	% of Total Fees
Audit fees (1)	835	100%	842	100%
Audit-related fees (2)	—	—	—	—
Tax fees (3)	—	—	—	—
Other fees	—	—	—	—
Total	835	100%	842	100%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including attestation services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plan audits; and consultation concerning financial accounting and reporting standards.
(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

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

During 2019, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

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

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
303A.01 Independent Directors	Members of the Board of Directors must be independent in their majority.	There is no legal obligation to have a Board of Directors composed mainly of independent members. In addition, according to section 303A regarding Controlled Companies, the requirements of 303A do not apply to our Company.

303A.02 Independence Tests	Members of the Board of Directors must meet the Test of Independence.	No similar legal obligation exists under Chilean law. However, article 50 bis of the Corporations Law require appointing at least one independent director. Law considers independent such director that within the last 18 months is not involved in certain circumstances, such as: having an economic interest in the company or other group, having a relationship with such persons, be director of nonprofit organizations, among others, and comply with a declaration of independence.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
303A.03 Executive Sessions	Non-Management Directors must meet regularly without management of the company.	No similar legal obligation exists under Chilean law. Under Chilean law, the position of director of a corporation is incompatible with the position of manager, auditor, accountant or president of the company. The Non-Management Director does not exist under Chilean law. Directors, however, are required to convene in legally established meetings to resolve matters required by Chilean Corporation Law.

303A.04 Nominating/Corporate Governance Committee	Listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors and must have a written charter addressing certain matters.	There is no similar legal obligation under Chilean law. Andina has a Directors’ Committee whose functions are set by Chilean Corporation Law. In addition, section 303 A regarding Controlled Companies does not apply to our Company.

303A.05 Compensation Committee	Listed companies must have a Compensation Committee composed entirely of independent directors and must have a written charter addressing certain matters.	There is no similar legal obligation under Chilean law. In accordance with Chilean law, the above-mentioned Directors’ Committee is in charge of reviewing management compensation. In addition, section 303 A regarding Controlled Companies does not apply to our Company.

303A.06 Audit Committee	Listed companies must have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
	The Audit Committee must have a minimum of three members. In addition to any requirement of Rule 10A-3(b)(1), all Audit Committee members must satisfy the requirements for independence set out in Section 303 A.02. The Audit Committee must have a written charter addressing certain matters.	No similar legal obligation exists under Chilean law. However, in accordance with the Chilean Public Companies Law 18,046, public companies that have a net worth of more than 1.5 million UFs and/or at least a 12.5% of its issued shares with voting rights are held by individual shareholders who control or own less than 10% of such shares must have a Directors’ Committee, formed by three members who are in their majority independent of the controller. Andina designated an Audit Committee in accordance with Rule 10 A.3.The functions of this committee are described under “Item 6. Directors, Senior Management and Employees-Board Practices”.

303A.07 Internal Audit Function	Listed companies must maintain an Internal Audit Function to provide management and the Audit Committee with ongoing assessments of the company’s risk management processes and systems of internal control. A listed company may choose to outsource this function to a third party service provider other than its independent auditor.	There is no similar obligation under Chilean law. Chilean law requires that companies must have both account inspectors and external auditors. However, Andina has an Internal Auditor who reports to the Audit Committee.

303A.08 Voting on Compensation Plans	Shareholders must have the opportunity to vote on the creation or amendment of compensation plans regarding board members, executives and employees.	There is no similar obligation under Chilean law, with the exception of Directors’ compensation which annually approved during the general shareholders meeting.

303A.09 Corporate Governance Guidelines	Listed companies must adopt and disclose Corporate Governance Practices.	Chilean Law does not require the adoption of Corporate Governance Practices because Chilean Corporate Law have established them. However, the CMF in General Rule No. 385 requires publicly traded corporations to report their corporate governance practices.

ITEM	NYSE REQUIREMENTS	CHILEAN LAW REQUIREMENTS
303A.10 Code of Ethics and Business Conduct	A company must adopt a Code of Business Conduct for its directors, officers and employees. Such company must disclose any waiver of its code of conduct that is granted to an officer or director.	There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Ethics and Business Conduct that applies to the entire Company. Andina has posted this information on its website www.koandina.com.

303A.11 Foreign Private Issuer Disclosure	A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE as applicable to U.S. domestic listed companies	No similar obligation exists under Chilean law. However, Andina has posted this information on its website www.koandina.com.

303A.12 Certification Requirements	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any of the applicable provisions of Section 303 A. Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the Board of Directors or any of the committees subject to Section 303 A. The annual and interim Written Affirmations must be in the form specified by the NYSE.	No similar obligation exists under Chilean law. However, in accordance with Chilean law, the directors of a company must annually submit for approval the company’s annual report and financial statements to its shareholders at the company’s annual shareholders’ meeting. Similarly, public companies must, from time to time, provide all relevant company information by means of the publications and notifications established by law.

303A.13 Public Reprimand	The NYSE may issue a Public Reprimand letter to any listed company, regardless of the type of security listed or country of incorporation if it determines the company has violated a NYSE listing standard.	No similar obligation exists under Chilean law, with the exception of sanctions imposed by the CMF.

307 Company Website	Listed Companies must have a company website which is accessible from the United States. The website must contain in it all NYSE requirements including those referring to Corporate Governance.	No similar obligation exists under Chilean law. However, if a listed company does have a website, the company must make available on its website certain information required by the rules under Chilean Company Law N° 18,046.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the report of independent registered accounting firm, are filed as part of this annual report:

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description
1.1	Amended and restated Bylaws of Embotelladora Andina S.A. dated as of June 25, 2012 (English Translation) (incorporated by reference to Exhibit 1.1 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No.001-13142))
2.1	Amended and restated Deposit Agreement, dated as of December 14, 2000, among Embotelladora Andina S.A., The Bank of New York as Depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 1.3 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No.001-13142))
2.2	Indenture dated as of September 30, 1997, among Embotelladora Andina S.A., Credit Suisse First Boston Corporation, and J.P. Morgan Securities Inc. (incorporated herein by reference and filed with the SEC on September 30, 1997 and also available on our website www.koandina.com)
2.3	Description of Securities Registered under Section 12(b) of the Exchange Act (filed herein)
4.1	Amended and restated Call Option Agreement, dated as of December 17, 1996, among Inversiones Freire Limitada,Inversiones Freire Dos Limitada, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., The Coca-Cola Company, and Embotelladora Andina S.A. and Custody Agreement among Inversiones Freire Limitada and Inversiones Freire Dos Limitada and Citibank, N.A. (English translation) (incorporated by reference to Exhibit 1.5 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No.001-13142))
4.2	Amendment dated as of August 31, 2012 to the Amended and restated Shareholders’ Agreement, dated as of June 25, 2012, among Embotelladora Andina S.A., the Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited,Inversiones Freire Ltda., and Inversiones Freire Dos Ltda (incorporated by reference to Exhibit 4.2 to Andina’s annual report on Form 20-F filed on May 15, 2014 (File No.001-13142)
4.3	English translation of the form Bottler Agreement, (incorporated by reference to Exhibit 1.2 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No.001-13142))
4.4	Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No.001-13142))
4.5	Amendment dated as of February 1, 2012 to the Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and Schweppes Holdings Limited (incorporated by reference to Exhibit 1.2.2 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No.001-13142))
4.6	Amendment dated as of June 30, 2013 to the Bottler Agreement dated as of February 10, 2007, among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.2 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No.001-13142))
4.7	Bottler Agreement in force as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding operations in Argentina (incorporated by reference to Exhibit 1.2.3 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No.001-13142))
4.8	Amendment dated as of October 16, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding syrup mix (incorporated by reference to Exhibit 1.2.3 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No.001-13142))

4.9	Amendment dated as of October 16, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company regarding distribution in Argentina (incorporated by reference to Exhibit 1.2.4 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.10	Amendment dated as of November 17, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.11	Amendment dated as of November 28, 2003 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.12	Amendment dated as of March 21, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.13	Amendment dated as of November 26, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.14	Amendment dated as of December 7, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.15	Amendment dated as of December 27, 2004 to Bottler Agreement effective as of July 1, 2003, among Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.4 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.16	Amendment dated as of July 28, 2008 to Bottler Agreement effective as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.3 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.17	Amendment dated as of July 28, 2008 to Bottler Agreement effective as of July 1, 2003, among Embotelladora del Atlántico S.A., Coca-Cola Polar Argentina S.A. and Schweppes Holdings Limited (incorporated by reference to Exhibit 1.2.3 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.18	Bottler Agreement dated as of October 4, 2007 among Rio de Janeiro Refrescos Ltda and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.5 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.19	Amendment dated as of October 4, 2012 to Bottler Agreement dated as of October 4, 2007 between Rio de Janeiro Refrescos Ltda and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.6 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.20	Amendment dated as of February 7, 2013 to the Bottling Agreement dated as of October 4, 2007 between Cia. de Bebidas Ipiranga and The Coca-Cola Company (incorporated by reference to Exhibit 4.20 to Andina’s annual report on Form 20-F filed on May 15, 2014 (File No. 001-13142))
4.21	Bottler Agreement dated as of September 1, 2008 among Embotelladoras Coca-Cola Polar S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.7 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No. 001-13142))
4.21.1	Amendment dated as of July 9, 2014 to Bottler Agreement dated as of September 1, 2008 between Embotelladora Andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (incorporated by reference to Exhibit 4.21.1 to Andina’s annual report on Form 20-F filed on April 30, 2015 (File No. 001-13142))

4.22	Bottler Agreement dated as of November 3, 2014 among Embotelladora Andina (ex-Embotelladoras Coca-Cola Polar S.A.) and The Coca-Cola Company (incorporated by reference to Exhibit 4.2.2 to Andina’s annual report on Form 20-F filed on April 30, 2015 (File No.001-13142))
4.23	Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.8 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No.001-13142))
4.23.1	Amendment dated as of February 1, 2013 to Bottler Agreement dated as of February 1, 2008 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.9 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No.001-13142))
4.24	Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No.001-13142))
4.25	Amendment dated as of March 3, 2010 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 1.2.10 to Andina’s annual report on Form 20-F filed on April 30, 2013 (File No.001-13142))
4.26	Amendment dated as of November 6, 2014 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.26 to Andina’s annual report on Form 20-F filed on April 28, 2015 (File No.001-13142))
4.27	Amendment dated as of March 25, 2015 to Bottler Agreement dated as of December 1, 2004 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.27 to Andina’s annual report on Form 20-F filed on April 30, 2015 (File No.001-13142))
4.28	International distribution agreement dated as of August 1, 2016 among Embotelladora Andina S.A. and Monster Energy Company (incorporated by reference to Exhibit 4.27 to Andina’s annual report on Form 20-F filed on April 28, 2017 (File No.001-13142))
4.29	International distribution agreement dated as of August 2, 2016 among Rio de Janeiro Refrescos Ltda. and Monster Energy Company (incorporated by reference to Exhibit 4.27 to Andina’s annual report on Form 20-F filed on April 28, 2017 (File No.001-13142))
4.30	Bottler Agreement dated as of October 1, 2017 among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.30 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No.001-13142))
4.31	Bottler Agreement dated as of January 1, 2018 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.31 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No.001-13142))
4.32	Bottler Agreement dated as of October 4, 2017 among Rio de Janeiro Refrescos Ltda. and The Coca-Cola Company (incorporated by reference to Exhibit 4.32 to Andina’s annual report on Form 20-F filed on April 25, 2019 (File No.001-13142))
4.33	Distribution agreement dated as of December 13, 2017 among Embotelladora del Atlántico S.A. and Monster Energy Company and its respective amendment (incorporated by reference to Exhibit 4.33 to Andina’s annual report on Form 20-F filed on April 25, 2019 (File No.001-13142))
4.34	Distribution agreement dated as of May 11, 2018 among Paraguay Refrescos S.A. and Monster Energy Company (incorporated by reference to Exhibit 4.34 to Andina’s annual report on Form 20-F filed on April 25, 2019 (File No.001-13142))
4.35	Amendment to the Bottler Agreement between Embotelladora Andina S.A. and The Coca-Cola Company dated November 7, 2019 (filed herein).

8.1	List of our subsidiaries (filed herein).
12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein).
13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).
13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano /s/ Andrés Wainer
(Signature)

Date: April 29, 2020

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of indefinite lived assets - distribution rights and goodwill
Description of the Matter

As disclosed in Notes 15 and 16 to the consolidated financial statements, Distribution Rights and Goodwill were Ch$ 666,755 million and Ch$ 121,222 million respectively as of December 31, 2019. The Company carries out an impairment test annually, or more frequently if indicators of impairment require the performance of an interim impairment assessment.

Auditing management impairment tests was complex and specially challenging due to the significant measurement uncertainty in determining the fair values of the reporting units. In particular the fair value estimates are sensitive to changes in significant assumptions such as discount rate, revenue growth rate, operating margins, consumer trends and other market and economic conditions.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the distribution rights and goodwill impairment test. For example, we tested controls over the significant assumptions, such as discount rate, projected cash flow, terminal growth rate, revenue growth rates, among others, used in the fair value computation process.

To test the fair values of the reporting units, our audit procedures included, among others, assessing the methodologies used by the Company with the assistance of our valuation specialists; testing the underlying data; evaluating significant assumptions, such as volume growth and product mix, with the assistance of our valuation specialists; comparing significant assumptions to current market and economic trends and historical results of the Company's business and performing a sensitivity analysis of significant assumptions to evaluate the changes in the fair value of the reporting units resulting from changes in those assumptions. We also evaluated the financial statements disclosures included in Notes 2.8, 15 and 16.

Tax Contingencies in Brazil
Description of the Matter

As described in Note 23 to the consolidated financial statements, the Company is party to administrative and legal proceedings arising from various tax claims. The provision regarding these claims recorded as of December 31, 2019, only includes those claims in which the probability of loss was assessed as more-likely-than-not based on current available information. The Company uses significant judgment in determining whether its technical merits are more-likely-than-not to be sustained in the court, considering the complexity of the Brazilian tax environment and lack of jurisprudence for certain tax matters. To carry out this assessment, management monitors the evolution of court ruling trends and is assisted by the Company’s external legal counsel.

Auditing management’s assessment of the probability of a loss on tax claims is complex, highly judgmental and based on interpretations of tax laws and legal rulings, as there is significant estimation uncertainty related to the ultimate outcome of court decisions, the evolution of jurisprudence and the position of the Brazilian tax authorities.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in the court.

To test the Company’s assessment of the probability of a loss on tax claims, our audit procedures included, among others, involving of our tax professionals to assess the Company’s technical merits and in evaluating a sample of legal opinions or other tax advice obtained by the Company; independently corresponding with certain key external tax and legal advisers of the Company; comparing the evolution of the loss probability assessment by the Company for significant matters and evaluating the Company’s current assessment using our knowledge of, and experience with, the application of tax laws by the relevant tax authorities. We also evaluated the financial statements disclosures included in notes in Notes 19 and 23.

/s/ EY Audit SpA

We have served as the Company's auditor since 2017.

Santiago, Chile

April 28, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on Internal Control over Financial Reporting

We have audited Embotelladora Andina S.A .’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Embotelladora Andina S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated statements of financial position of Embotelladora Andina S.A. as of December 31, 2019 and 2018, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years then ended December 31, 2019, and the related notes and our report dated April 28, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ EY Audit SpA

Santiago, Chile

April 28, 2020

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Consolidated Statements of Financial Position as of December 31, 2019 and 2018	F-7

II.	Consolidated Statements of Income by Function For the periods ended December 31, 2019, 2018 and 2017	F-9

III.	Consolidated Statements of Comprehensive Income For the periods ended December 31, 2019, 2018 and 2017	F-10

IV.	Consolidated Statements of Changes in Equity For the periods ended December 31, 2019, 2018 and 2017	F-11

V.	Consolidated Statements of Direct Cash Flows For the periods ended December 31, 2019, 2018 and 2017	F-13

VI.	Notes to the Consolidated Financial Statements	F-14

1.	Corporate information	F-14
2.	Presentation bases of consolidated financial statements and applicable accounting criteria	F-15
3.	Financial information by segment	F-36
4.	Cash and cash equivalents	F-40
5.	Other financial assets, current and non-current	F-40
6.	Other non-financial assets, current and non-current	F-41
7.	Trade and other receivables	F-42
8.	Inventory	F-43
9.	Tax assets and liabilities	F-44
10.	Income tax and deferred taxes	F-45
11.	Property, plant and equipment	F-48
12.	Related parties	F-53
13.	Employee benefits, current and non-current	F-55
14.	Investments accounted for using the equity method	F-57
15.	Intangible assets other than goodwill	F-60
16.	Goodwill	F-62
17.	Other financial liabilities, current and non-current	F-62
18.	Trade accounts payable and other accounts payable	F-74
19.	Other provisions, current and non-current	F-74
20.	Other non-financial liabilities	F-75
21.	Equity	F-75
22.	Derivative Assets and liabilities	F-82
23.	Litigations and contingencies	F-85
24.	Financial risk management	F-88
25.	Expenses by nature	F-93
26.	Other income	F-93
27.	Other expenses by function	F-94
28.	Income and financial costs	F-94
29.	Other (loss) gains	F-95
30.	Local and foreign currency	F-96
31.	Subsequent events	F-100

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

ASSETS	NOTE	12.31.2019	12.31.2018
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	157,567,986	137,538,613
Other financial assets	5	347,278	683,567
Other non-financial assets	6	16,188,965	5,948,923
Trade and other accounts receivable, net	7	191,077,588	174,113,323
Accounts receivable from related companies	12.1	10,835,768	9,450,263
Inventory	8	147,641,224	151,319,709
Current tax assets	9	9,815,294	2,532,056
Total Current Assets		533,474,103	481,586,454

Non-Current Assets:
Other financial assets	5	110,784,311	97,362,295
Other non-financial assets	6	125,636,150	34,977,264
Trade and other receivables	7	523,769	1,270,697
Accounts receivable from related parties	12.1	283,118	74,340
Investments accounted for under the equity method	14	99,866,733	102,410,945
Intangible assets other than goodwill	15	675,075,375	668,822,553
Goodwill	16	121,221,661	117,229,173
Property, plant and equipment	11	722,718,863	710,770,968
Deferred tax assets	10.2	1,364,340	-
Total Non-Current Assets		1,857,474,320	1,732,918,235
Total Assets		2,390,948,423	2,214,504,689

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

LIABILITIES AND EQUITY	NOTE	12.31.2019	12.31.2018
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	17	40,593,878	56,114,977
Trade and other accounts payable	18	243,700,553	238,109,847
Accounts payable to related parties	12.2	53,637,601	45,827,859
Provisions	19	2,068,984	3,485,613
Income taxes payable	9	6,762,267	9,338,612
Employee benefits current provisions	13	38,392,854	33,210,979
Other non-financial liabilities	20	26,502,215	33,774,214
Total Current Liabilities		411,658,352	419,862,101

Other financial liabilities, non-current	17	743,327,057	716,563,778
Accounts payable, non-current	18	619,587	735,665
Accounts payable to related companies, non-current	12.2	19,777,812	-
Other provisions, non-current	19	67,038,566	58,966,913
Deferred tax liabilities	10.2	169,449,747	145,245,948
Employee benefits non-current provisions	13	10,173,354	9,415,541
Non-Current Liabilities:		1,010,386,123	930,927,845

Equity:	21
Issued capital		270,737,574	270,737,574
Retained earnings		600,918,265	462,221,463
Other reserves		76,993,851	110,854,089
Equity attributable to equity holders of the parent		948,649,690	843,813,126
Non-controlling interests		20,254,258	19,901,617
Total Equity		968,903,948	863,714,743
Total Liabilities and Equity		2,390,948,423	2,214,504,689

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

for the periods between January 1 and December 31, 2019, 2018 and 2017

		01.01.2019	01.01.2018	01.01.2017
		12.31.2019	12.31.2018	12.31.2017

	NOTE	ThCh$	ThCh$	ThCh$
Net sales		1,779,025,115	1,672,915,799	1,848,878,619
Cost of sales	8	(1,048,343,767)	(968,027,774)	(1,069,024,964)
Gross Profit		730,681,348	704,888,025	779,853,655
Other income	26	40,947,158	2,609,168	550,834
Distribution expenses	25	(166,996,289)	(165,775,484)	(192,927,875)
Administrative expenses	25	(325,903,809)	(313,742,853)	(348,199,321)
Other expenses	27	(26,182,847)	(16,057,763)	(16,701,471)
Other (loss) gains	29	2,876	(2,707,859)	(2,537,269)
Financial income	28	45,155,791	3,940,244	11,194,375
Financial expenses	28	(46,209,020)	(55,014,660)	(55,220,369)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	(3,415,083)	1,411,179	(80,360)
Foreign exchange differences		(4,130,543)	(1,449,256)	(1,370,910)
Income by indexation units		(7,536,466)	(5,085,140)	(3,762,930)
Net income before income taxes		236,413,116	153,015,601	170,798,359
Income tax expense	10.1	(61,166,891)	(55,564,855)	(51,797,634)
Net income		175,246,225	97,450,746	119,000,725

Net income attributable to
Owners of the controller		173,721,928	96,603,371	117,835,790
Non-controlling interests		1,524,297	847,375	1,164,935
Net income		175,246,225	97,450,746	119,000,725

Earnings per Share, basic and diluted		Ch$	Ch$	Ch$
Earnings per Series A Share	21.5	174.79	97.20	118.56
Earnings per Series B Share	21.5	192.27	106.92	130.42

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the periods between January 1 and December 31, 2019, 2018 and 2017

	01.01.2019	01.01.2018	01.01.2017
	12.31.2019	12.31.2018	12.31.2017

	ThCh$	ThCh$	ThCh$
Net income	175,246,225	97,450,746	119,000,725
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(379,007)	(63,463)	(329,477)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(41,844,584)	(72,455,525)	(68,831,435)
Gain (losses) from cash flow hedges	(1,865,233)	(13,151,841)	(813,844)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	102,332	16,184	84,017

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	9,295,546	2,476,204	232,666
Income tax related to cash flow hedges	683,482	2,554,551	167,348
Other comprehensive income, total	(34,007,464)	(80,623,890)	(69,490,725)
Total comprehensive income	141,238,761	16,826,856	49,510,000
Total comprehensive income attributable to:
Equity holders of the controller	139,861,690	16,370,635	48,725,522
Non-controlling interests	1,377,071	456,221	784,478
Total comprehensive income	141,238,761	16,826,856	49,510,000

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity for the periods between January 1 and December 31, 2019, 2018 and 2017

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserve, net of tax s	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2019	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743
Changes in Equity
Comprehensive Income
Earnings	-	-		-	-	-	173,721,928	173,721,928	1,524,297	175,246,225
Other comprehensive income	-	(32,401,812)	(1,181,751)	(276,675)	-	(33,860,238)	-	(33,860,238)	(147,226)	(34,007,464)
Comprehensive income	-	(32,401,812)	(1,181,751)	(276,675)	-	(33,860,238)	173,721,928	139,861,690	1,377,071	141,238,761
Dividends	-	-	-	-	-	-	(86,568,579)	(86,568,579)	(1,024,430)	(87,593,009)
Increase (decrease) from other changes	-	-	-	-	-	-	51,543,453	51,543,453	-	51,543,453
Total changes in equity	-	(32,401,812)	(1,181,751)	(276,675)	-	(33,860,238)	138,696,802	104,836,564	352,641	105,189,205
Ending balance as of 12.31.2019	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves, net of tax	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2018	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349
Changes in accounting policies	-	-	-	-	-	-	79,499,736	79,499,736	-	79,499,736
Restated opening balance	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	415,022,990	870,809,792	21,923,293	892,733,085
Changes in Equity
Comprehensive Income
Earnings	-	-	-	-	-	-	96,603,371	96,603,371	847,375	97,450,746
Other comprehensive income	-	(69,596,956)	(10,597,290)	(38,490)	-	(80,232,736)	-	(80,232,736)	(391,154)	(80,623,890)
Comprehensive income, total	-	(69,596,956)	(10,597,290)	(38,490)	-	(80,232,736)	96,603,371	16,370,635	456,221	16,826,856
Dividends	-	-	-	-	-	-	(85,475,291)	(85,475,291)	(2,477,897)	(87,953,188)
Increase (decrease) from other changes	-	-	23,029	-	6,014,568	6,037,597	36,070,393	42,107,990	-	42,107,990
Total changes in equity	-	(69,596,956)	(10,574,261)	(38,490)	6,014,568	(74,195,139)	47,198,473	(26,996,666)	(2,021,676)	(29,018,342)
Ending balance as of 12.31.2018	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves, net of tax	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2017	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027
Changes in Equity
Comprehensive Income
Earnings	-	-	-	-	-	-	117,835,790	117,835,790	1,164,935	119,000,725
Other comprehensive income	-	(68,333,217)	(646,496)	(130,555)	-	(69,110,268)	-	(69,110,268)	(380,457)	(69,490,725)
Comprehensive income	-	(68,333,217)	(646,496)	(130,555)	-	(69,110,268)	117,835,790	48,725,522	784,478	49,510,000
Dividends	-	-	-	-	-	-	(78,021,048)	(78,021,048)	(425,630)	(78,446,678)
Total changes in equity	-	(68,333,217)	(646,496)	(130,555)	-	(69,110,268)	39,814,742	(29,295,526)	358,848	(28,936,678)
Ending balance as of 12/31/2017	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

for the periods between January 1 and December 31, 2019, 2018 and 2017

		01.01.2019	01.01.2018	01.01.2017
Cash flows provided by (used in) Operating Activities	NOTE	12.31.2019	12.31.2018	12.31.2017
Cash flows provided by Operating Activities		ThCh$	ThCh$	ThCh$
Receipts from the sale of goods and the rendering of services (including taxes)		2,626,374,510	2,296,830,656	2,388,420,701
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,802,751,639)	(1,526,444,730)	(1,495,009,304)
Payments to and on behalf of employees		(203,681,853)	(199,460,816)	(221,146,637)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(292,958,045)	(267,827,342)	(333,155,023)
Dividends received		411,041	601,022	1,540,090
Interest payments		(36,141,477)	(41,353,013)	(53,103,434)
Interest received		1,539,120	3,545,313	8,240,023
Income tax payments		(34,198,767)	(29,904,176)	(40,654,077)
Other cash movements (tax on bank debits Argentina and others)		(3,444,416)	(707,552)	(7,171,991)
Cash flows provided by (used in) Operating Activities		255,148,474	235,279,362	247,960,348

Cash flows provided by (used in) Investing Activities
Contributions made in associates		-	(15,615,466)	(15,570,161)
Proceeds from sale of Property, plant and equipment		18,904	260,116	99,421
Purchase of Property, plant and equipment		(110,683,258)	(121,063,273)	(168,857,680)
Purchase of intangible assets		(448,307)	-	(11,923,449)
Proceeds from other long-term assets (redemption of term deposits over 90 days)		-	13,883,132	81,258,426
Purchase of other long-term assets (term deposits over 90 days)		-	-	(41,059,494)
Payments on forward, term, option and financial exchange agreements		1,135,034	6,403,152	1,374,638
Other payments on the purchase of financial instruments		(70,373)	(1,953,309)	(14,153,111)
Net cash flows used in Investing Activities		(110,048,000)	(118,085,648)	(168,831,410)

Cash Flows generated from (used in) Financing Activities
Proceeds from short-term loans obtained		50,297,337	29,850,728	71,801,741
Loan payments		(74,332,889)	(44,234,859)	(52,146,995)
Lease liability payments		(2,989,457)	(2,395,966)	(4,745,884)
Dividend payments by the reporting entity		(86,265,896)	(87,535,698)	(74,968,175)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(13,821,732)	(10,319,483)	(18,286,457)
Net cash flows (used in) generated by Financing Activities		(127,112,637)	(114,635,278)	(78,345,770)
Net increase in cash and cash equivalents before exchange differences		17,987,837	2,558,436	783,168
Effects of exchange differences on cash and cash equivalents		4,048,168	3,574,340	(5,804,932)
Effects of exchange differences on cash and cash equivalents		(2,006,632)	(4,836,279)	-
Net decrease in cash and cash equivalents		20,029,373	1,296,497	(5,021,764)
Cash and cash equivalents – beginning of period	4	137,538,613	136,242,116	141,263,880
Cash and cash equivalents - end of period	4	157,567,986	137,538,613	136,242,116

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Tax Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activities of Embotelladora Andina S.A. are to manufacture, bottle, commercialize and/or distribute Coca-Cola products and brands registered by The Coca-Cola Company (“TCCC”). The Company has operations and is licensed by The Coca-Cola Company in its territories Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are the Metropolitan Region II Region of Antofagasta, III Region of Atacama, IV Region of Coquimbo, the Province of San Antonio, V Region of Valparaiso, the province of Cachapoal, VI Region del Libertador General Bernardo O’Higgins, XI Region de Aysén del General Carlos Ibáñez del Campo; and XII Region of Magallanes and Chilean Antartic.. In Brazil, its territories include the city of Rio de Janeiro and the central and northern parts of the state of Rio de Janeiro, the city of Vitória and the whole state of Espirito Santo and the city of Ribeirão Preto and part of the state of Sao Paulo and Minas Gerais. In Argentina, the territories include Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. License agreements for the territories in Chile expire in October 2023. In Argentina they expire in 2022; in Brazil they expire in 2022 and in Paraguay they expire in 2020.

Said licenses are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.72% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families, who control the Company in equal parts.

2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1       Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the periods ended December 31, 2019 and 2018, have been prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, 2018 and 2017 and the related notes .

The Company’s 2019 local statutory consolidated financial statements in Spanish  were approved by the Company’s Board of Directors on February 25, 2020, with subsequent events first being considered through that date. Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December 31, 2019 and 2018 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended. Those consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 16 , 2020 meeting.

Included in this 2019 consolidated financial statements are consolidated statement of financial position as of December 31, 2019 and 2018, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2019 2018 and 2017. This three-year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission. The accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements. This three-year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 28, 2020, with subsequent events considered through this later date.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2       Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

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

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		12.31.2019			12.31.2018
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	-	99.99	99.99	-	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
96.971.280-6	Inversiones Los Andes Ltda. (1)	-	-	-	99.99	-	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

(1) Company merged into Andina Bottling Investments SA.

2.3       Investments in associates and joint ventures

Ownership interest held by the Group in joint ventures and associates are recorded following the equity method. According to the equity method, the investment in an associate or joint venture is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus goodwill  that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

2.3.1    Investments in Associates

Associates are all entities over which the Group exercises significant influence but does not have control, significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

2.4       Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.5       Functional currency and presentation currency

2.5.1    Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the spot exchange rate in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded in another overall result until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized in another overall outcome.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized in another overall result or in results, respectively).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) as December 31, 2019, in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant prior year financial statements (i.e. not adjusted for subsequent changes in the price level or exchange rates). This results in differences between the closing equity of the previous year and the opening equity of the current year and, as an accounting policy choice, these changes are presented as follows: (a) the remeasurement of beginning balances under IAS 29 as an adjustment to equity and (b) the subsequent effects, including retranslation under IAS 21, as “Exchange differences on translation of foreign operations” in other comprehensive income.

Inflation for the periods January to December 2019 and 2018 amounted to 54.85% and 47.6%, respectively. The first-time adoption of IAS 29 in 2018 resulted in a positive adjustment in the accumulated consolidated results of Embotelladora Andina S.A., for CLP 79,499,736 thousand (net of deferred taxes) as of January 1, 2018.

2.5.2    Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency.

The financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the parent company. The financial statements were translated as indicated below.

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
•	Cash flow income statement are also translated at average exchange rates for each transaction.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date;
•	The income statement is translated at the closing exchange rate at the financial statements date
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3    Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PGY
12.31.2019	748.74	185.76	12.50	0.116
12.31.2018	694.77	179.30	18.43	0.117
12.31.2017	614.75	185.84	32.96	0.110

2.6       Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

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

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Furniture and supplies	4-5
Motor vehicles	5-7
Other Property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

If there are items available for sale and comply with the conditions of IFRS 5 "Non-current assets held for sale and discontinued operations" are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

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

2.7.2    Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3    Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8       Impairment of non-financial assets

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

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU).

Regardless of what was stated in the previous paragraph, in the case of CGUs to which goodwill  or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile (excluding the Metropolitan Region, Rancagua Province and San Antonio Province);
-	Operation in Argentina (North and South region);
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);
-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)	Discount rate

The discount rate applied in the annual test carried out in December 2019 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate before tax is used according to the following table:

	Discount rates 2019	Discount rates 2018
Argentina	35.3%	21.2%
Chile	8.5%	8.1%
Brazil	11.4%	10.9%
Paraguay	11.5%	10.1%

Management carries out the process of annual goodwill impairment assessments as of December 31 of each year for each CGU.

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 3% for the carbonated beverage category and up to 7% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from 1% to 2.5% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the changes in key assumptions, variations were applied to the key asssumptions used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 100 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 75 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 100bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2020-2024

The Company conducts impairment analyses on an annual basis, as a result of tests conducted as of December 31, 2019 and 2018, no signs of impairments in any of the CGUs were identified, assuming conservative EBITDA margin projections in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries where cash-generating units operate, the impairment test resulted in recovery values higher than the book values including sensitivity calculations to which it was submitted.

2.9          Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1       Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI). The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,
-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset, but has transferred control of the asset.

2.9.2       Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3       Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and
-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10       Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses)” Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.”  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2    Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under "Other income and losses".  The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2019, the Company had no implicit derivatives.

2.10.3    Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or
-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

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

Level 1: Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

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

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, recognized under other comprehensive income, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade receivables

Trade accounts receivables and other accounts receivable are measured and recognized at the transaction price at the time they are generated pursuant to IFRS 15, since they do not have a significant financial component, less provision for expected credit losses.

The Group recognizes an allowance for expected credit losses. The Group applies a simplified approach in calculating expected credit losses. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months from the date of acquisition.

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

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”.

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

2.18       Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities). This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor.

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

2.20       Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

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

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law, unless otherwise agreed in the respective meeting, by the unanimity of the issued shares.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.23	Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts.

In preparing the consolidated financial statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments.

Following is a summary  of the estimates and judgments that might have a material impact on future financial statements.

2.23.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. As of December 31, 2019, discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

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

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

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

2.23.3       Allowances for expected credit losses

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e. by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e. gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

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

2.23.5       Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management uses professional judgment in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.24.1       New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2019.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below. The Company has applied these rules concluding that they will not significantly affect the financial statements.

	Standards, Interpretations, Amendments	Mandatory application date
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

IFRS 16 “Leases”

IFRS 16 replaces IAS17 “Leases”, IFRIC 4 “Determining Whether an Arrangement Contains a Lease”, SIC-15 “Operating Leases Incentives” and SIC-27 “Evaluating the Substance of Transactions in the Legal Form of a Lease.” The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires that lessees consider most leases in a single balance sheet model.

The lessor's accounting under IFRS 16 remains substantially unchanged from IAS 17. Lessors will continue to classify leases as operating or financial leases using principles similar to those in IAS 17.

The Group adopted IFRS 16 using the amended retrospective adoption method, with an initial application date of January 1, 2019. The Group chose to use the transition practice to not re-evaluate whether a contract is, or contains, a lease as of January 1, 2019. Instead, the Group applied the rule only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 on the date of initial application. The Group also chose to use the recognition exemptions for leases that, on the start date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and leases for which the underlying asset is of low value (low-value assets).

The effects of adopting IFRS 16 are as follows:

Consolidated Statement of Financial Position	12.31.2018	IFRS 16 Adjustments	01.01.2019
Assets
Property, Plant & Equipment (several)	17,805,700	(17,805,700)		(i)
Right of use	-	37,380,774	37,380,774	(i)

Liabilities				(ii)
Lease liabilities short-term	1,534,467	4,410,510	5,944,977
Lease liabilities long-term	13,797,468	12,309,239	26,106,707

i.	Right-of-use assets consisting of CLP 17,805,700 from transfers of other Property, Plant and Equipment assets and CLP 19,575,074 for assets arising from operating leases.

ii.	Lease Liabilities increase

Following the adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases for which it is the tenant, except for short-term leases and low-value asset leases. The Group recognized lease liabilities for lease payments and right-of-use assets that represent the right to use the underlying assets. In accordance with the amended retrospective adoption method, the Group recognized assets and liabilities for the total future payments committed in the contracts.

IFRIC 23 “Uncertainty over Income Tax Treatments”

The Interpretation addresses the accounting of income taxes when tax treatments imply uncertainty that affects the application of IAS 12 “Income taxes”. It does not apply to taxes or encumbrances that are outside the scope of IAS 12, nor does it specifically include requirements related to interests and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	If an entity considers the treatment of uncertain tax positions separately
•	The assumptions that an entity makes about the assessment of tax treatments by tax authorities
•	How an entity determines fiscal gain (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
•	How an entity considers changes in facts and circumstances.

This interpretation began its effective application as of January 1, 2019. The application of IFRIC 23 has not generated impacts on the consolidated financial statements of Embotelladora Andina and its subsidiaries.

Amendments to IFRS that have been issued effective as of the date of these financial statements, are detailed below.

	Amendments	Application date
IFRS 3	Business combinations - interests previously held in a joint operation	January 1, 2019
IFRS 9	Financial instruments - payments with negative compensation	January 1, 2019
IFRS 11	Joint agreements - interests previously held in a joint operation	January 1, 2019
IAS 12	Income taxes - tax consequences of payments related to financial instruments classified as equity	January 1, 2019
IAS 23	Loan costs - eligible loan costs to be capitalized	January 1, 2019
IAS 28	Investments in associates - long-term investments in associates or joint ventures	January 1, 2019
IAS 19	Employee benefits - amendment, reduction or liquidation of the plan	January 1, 2019

Company Management evaluates the impact of the amendments listed above, once such transactions are carried out.

2.24.2 New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandatory application date
Conceptual Framework	Revised Conceptual Framework	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021

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

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new comprehensive accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. The new rule applies to all types of insurance contracts, regardless of the type of entity that issues them, being effective for periods beginning on or after January 1, 2021, with required comparative figures, early application is allowed, provided that the entity also applies IFRS 9 and IFRS 15.

Amendments to IFRS which have been issued and will become in effect on January 1, 2020 are detailed below:

	Amendments	Implementation date
IFRS 3	Definition of a business	January 1,2020
IAS 1 and IAS 8	Definition of material	January 1,2020
IFRS 9, IAS 39 and IFRS 7	Reference Interest Rate Reform	January 1,2020
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined

IFRS 3 Business Combinations - Definition of Business

The IASB issued amendments to the definition of business in IFRS 3 Business Combinations, to help entities determine whether an acquired set of activities and assets is a business or not. The IASB clarifies the minimum requirements for defining a business, eliminates the assessment of whether market participants are able to replace any missing elements, includes guidance to help entities assess whether a process acquired is substantial, reduces the definitions of a business and products and introduces an optional fair value concentration test.

Amendments have to be applied to business combinations or asset acquisitions that occur on or after the start of the first annual reporting period beginning on or after January 1, 2020. As a result, entities do not have to review transactions that occurred in previous periods. Early application is permitted and must be disclosed.

Because the amendments apply prospectively to transactions or other events that occur on or after the date of the first application, most entities will probably not be affected by these amendments in the transition. However, those entities that consider the acquisition of a set of activities and assets after implementing the amendments must first update their accounting policies in a timely manner.

Amendments may also be relevant in other areas of IFRS (e.g. they may be relevant when a controller loses control of a subsidiary and has anticipated the sale or contribution of assets between an investor and its associate or joint venture) (Amendments to IFRS 10 and IAS 28).

The Company will perform an impact assessment of the amendment once it takes effect.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, changes in accounting estimates and errors, to align the definition of "material" in all standards and to clarify certain aspects of the definition. The new definition states that information is material if when omitted, misstated, or reasonably hidden could be expected to influence decisions that primary users of general-purpose of the financial statements make based on those financial statements, which provide financial information about a specific reporting entity.

Amendments should be applied prospectively. Early application is permitted and must be disclosed.

While amendments to the definition of material are not expected to have a significant impact on an entity's financial statements, the introduction of the term "hide" in the definition could impact the way materiality judgments are made, increasing the importance of how information is communicated and organized in the financial statements.

The Company will perform an impact assessment of the amendment once it takes effect.

IFRS 9, IAS 39 and IFRS 7 Reference Interest Rate Reform

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes the first stage of its work to respond to the effects of the reform of interbank offer rate (IBOR) in financial information. The amendments provide temporary exceptions that allow hedge accounting to continue during the uncertain period, prior to replacing existing benchmark interest rates with near-risk free alternative interest rates.

Amendments should be applied retrospectively. However, any hedge relationship that has previously been discontinued cannot be reinstated with the application of these amendments, nor can a hedge relationship be designated using the retrospect reasoning benefit. Early application is permitted and must be disclosed.

The Company will perform an impact assessment of the amendment once it takes effect.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between IFRS 10 requirements and IAS 28 (2011) requirements in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) all gains, or losses generated are recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory implementation date of these amendments is yet to be determined because the IASB is awaiting the results of its research project on accounting according to the equity method of accounting. These amendments must be applied retrospectively, and early adoption is allowed, which must be disclosed.

The Company will perform an impact assessment of the amendment once it takes effect.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

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

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2019	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Softdrinks	408,467,731	313,866,082	360,791,744	124,855,857	(366,490)	1,207,614,924
Other beverages	200,484,390	70,990,286	258,529,540	34,036,153	(450,559)	563,589,810
Packaging	-	9,779,472	-	-	(1,959,091)	7,820,381
Net sales	608,952,121	394,635,840	619,321,284	158,892,010	(2,776,140)	1,779,025,115
Cost of sales	(359,465,664)	(214,447,259)	(384,838,875)	(92,368,109)	2,776,140	(1,048,343,767)
Distribution expenses	(59,076,433)	(56,421,024)	(42,673,570)	(8,825,262)		(166,996,289)
Administrative expenses	(114,250,801)	(89,276,114)	(98,071,441)	(24,305,453)		(325,903,809)
Finance income	1,286,021	1,346,501	42,327,682	195,587	-	45,155,791
Finance expense	(13,151,176)	999,370	(34,057,214)	0	-	(46,209,020)
Interest expense, net (1)	(11,865,155)	2,345,871	8,270,468	195,587	-	(1,053,229)
Share of the entity in income of associates	381,255	-	(3,796,338)	-	-	(3,415,083)
Income tax expense	(12,838,517)	(6,902,265)	(36,821,377)	(4,604,732)	-	(61,166,891)
Other income (loss)	(15,109,823)	(3,235,926)	21,754,242	(308,315)	-	3,100,178
Net income of the segment reported	36,726,983	26,699,123	83,144,393	28,675,726	-	175,246,225

Depreciation and amortization	46,105,063	25,369,034	29,945,887	9,667,300	-	111,087,284

Current assets	244,504,165	76,354,086	171,349,293	41,266,559	-	533,474,103
Non-current assets	657,069,423	165,116,212	786,979,234	248,309,451	-	1,857,474,320
Segment assets, total	901,573,588	241,470,298	958,328,527	289,576,010	-	2,390,948,423

Carrying amount in associates and joint ventures accounted for using the equity method, total	49,703,673	-	50,163,060	-	-	99,866,733

Segment disbursements of non-monetary assets	51,542,820	24,343,002	21,343,312	13,454,124	-	110,683,258

Current liabilities	193,298,799	68,120,885	124,248,587	25,990,081	-	411,658,352
Non-current liabilities	474,576,722	13,350,651	506,297,573	16,161,177	-	1,010,386,123
Segment liabilities, total	667,875,521	81,471,536	630,546,160	42,151,258	-	1,422,044,475

Cash flows provided by in Operating Activities	145,551,360	30,440,761	63,145,540	16,010,813	-	255,148,474
Cash flows (used in) provided by Investing Activities	(50,706,748)	(24,790,752)	(21,096,376)	(13,454,124)	-	(110,048,000)
Cash flows (used in) provided by Financing Activities	(100,352,068)	(616,475)	(25,654,792)	(489,302)	-	(127,112,637)

(1) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended December 31, 2018	Chile Operation	Argentina Operation (2)	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	390,782,296	330,874,797	326,015,740	118,095,369	(72,170)	1,165,696,032
Other beverages	180,156,806	75,341,941	214,493,809	31,492,883	-	501,485,439
Packaging	-	7,343,785	-	-	(1,609,457)	5,734,328
Net sales	570,939,102	413,560,523	540,509,549	149,588,252	(1,681,627)	1,672,915,799
Cost of sales	(336,719,937)	(214,647,052)	(329,529,112)	(88,813,300)	1,681,627	(968,027,774)
Distribution expenses	(55,798,363)	(62,899,574)	(38,835,833)	(8,241,714)		(165,775,484)
Administrative expenses	(109,373,432)	(93,149,904)	(88,809,386)	(22,410,131)		(313,742,853)
Finance income	1,686,041	14,750	2,019,489	219,964	-	3,940,244
Finance expense	(23,713,774)	(192,602)	(31,108,284)	-	-	(55,014,660)
Interest expense, net (1)	(22,027,733)	(177,852)	(29,088,795)	219,964	-	(51,074,416)
Share of the entity in income of associates	298,359	-	1,112,820	-	-	1,411,179
Income tax expense	(22,000,539)	(18,874,454)	(10,088,988)	(4,600,874)	-	(55,564,855)
Other income (loss)	(11,540,167)	(2,639,386)	(8,399,463)	(111,834)	-	(22,690,850)
Net income of the segment reported	13,777,290	21,172,301	36,870,792	25,630,363	-	97,450,746

Depreciation and amortization	42,353,664	20,474,446	26,830,835	9,935,501	-	99,594,446

Current assets	228,108,768	80,908,212	135,259,768	37,309,706	-	481,586,454
Non-current assets	644,395,166	160,587,931	679,183,347	248,751,791	-	1,732,918,235
Segment assets, total	872,503,934	241,496,143	814,443,115	286,061,497	-	2,214,504,689

Carrying amount in associates and joint ventures accounted for using the equity method, total	50,136,065	-	52,274,880	-	-	102,410,945
Capital expenditures and other	67,709,231	28,702,138	32,536,213	9,684,466	-	138,632,048

Current liabilities	186,831,021	83,013,418	128,146,943	21,870,719	-	419,862,101
Non-current liabilities	477,319,648	17,066,746	420,218,066	16,323,385	-	930,927,845
Segment liabilities, total	664,150,669	100,080,164	548,365,009	38,194,104	-	1,350,789,946

Cash flows provided by in Operating Activities	150,035,425	28,899,457	44,949,860	11,394,620	-	235,279,362
Cash flows (used in) provided by Investing Activities	(47,164,236)	(28,700,733)	(32,536,213)	(9,684,466)	-	(118,085,648)
Cash flows (used in) provided by Financing Activities	(98,560,576)	(10,644,812)	(5,099,823)	(330,067)	-	(114,635,278)

(1) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

(2) Pursuant the application of IAS 19 in Argentina, assets and liabilities increased by ThCh $ 97,318,892 and ThCh $ 16,093,780, respectively. The effect in the income statement was a net loss of ThCh $ 15,743,592.

For the period ended December 31, 2017	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	391,629,010	444,872,352	387,545,053	113,314,824	(96,999)	1,337,264,240
Other beverages	160,244,448	99,712,939	216,352,694	27,962,406	-	504,272,487
Packaging	-	9,202,768	-	-	(1,860,876)	7,341,892
Net sales	551,873,458	553,788,059	603,897,747	141,277,230	(1,957,875)	1,848,878,619
Cost of sales	(328,579,003)	(294,370,581)	(362,686,353)	(85,346,902)	1,957,875	(1,069,024,964)
Distribution expenses	(54,777,094)	(87,032,428)	(43,483,958)	(7,634,395)	-	(192,927,875)
Administrative expenses	(110,969,260)	(106,504,163)	(109,095,660)	(21,630,238)	-	(348,199,321)
Finance income	19,057,630	2,116,590	6,575,528	257,906	(16,813,279)	11,194,375
Finance expense	(32,594,796)	(4,663,527)	(34,767,713)	(7,612)	16,813,279	(55,220,369)
Interest expense, net*	(13,537,166)	(2,546,937)	(28,192,185)	250,294	-	(44,025,994)
Share of the entity in income of associates	246,084	(243)	(326,201)	-	-	(80,360)
Income tax expense	(16,871,257)	(17,683,875)	(13,719,506)	(3,522,996)	-	(51,797,634)
Other income (loss)	(11,312,509)	(10,441,173)	(1,855,039)	(213,025)	-	(23,821,746)
Net income of the segment reported	16,073,253	35,208,659	44,538,845	23,179,968	-	119,000,725

Depreciation and amortization	42,688,326	17,648,018	27,879,514	10,948,033	-	99,163,891

Current assets	223,245,173	97,529,488	132,815,545	30,419,844	-	484,010,050
Non-current assets	636,482,010	96,532,150	663,556,969	234,278,288	-	1,630,849,417
Segment assets, total	859,727,183	194,061,638	796,372,514	264,698,132	-	2,114,859,467

Carrying amount in associates and joint ventures accounted for using the equity method, total	33,789,538	-	53,019,531	-	-	86,809,069
Capital expenditures and other	64,480,973	40,347,989	91,198,657	14,476,783	-	210,504,402

Current liabilities	169,508,083	105,886,744	135,595,156	17,297,339	-	428,287,322
Non-current liabilities	463,997,113	1,368,167	393,125,740	14,847,776	-	873,338,796
Segment liabilities, total	633,505,196	107,254,911	528,720,896	32,145,115	-	1,301,626,118

Cash flows provided by Operating Activities	79,451,122	38,904,028	98,783,329	30,821,869	-	247,960,348
Cash flows (used in) provided by Investing Activities	(49,677,671)	(40,344,994)	(64,331,960)	(14,476,785)	-	(168,831,410)
Cash flows (used in) provided by Financing Activities	(91,800,089)	16,891,759	(3,437,440)	-	-	(78,345,770)

4 – CASH AND CASH EQUIVALENTS

The composition of Cash and cash equivalents is as follows:

By item	12.31.2019	12.31.2018
	ThCh$	ThCh$
Cash	2,331,714	2,907,276
Bank balances	51,176,617	46,425,927
Time deposits	-	1,500,315
Other fixed rate instruments	104,059,655	86,705,095
Total cash and cash equivalents	157,567,986	137,538,613

Time deposits expire in less than three months from their acquisition date and accrue market interest for this type of short-term investment. Other fixed-income instruments mainly correspond to mutual funds with  a maturity of less than 90 days, from the date of investment. There are no restrictions for significant amounts available to cash.

By currency	12.31.2019	12.31.2018
	ThCh$	ThCh$
USD	16,733,249	5,917,041
EUR	9,722	51,401
ARS	3,830,199	6,726,906
CLP	78,420,966	86,121,695
PGY	12,383,873	10,680,600
BRL	46,189,977	28,040,970
Cash and cash equivalents	157,567,986	137,538,613

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	30,073	14,040	1,216,865	-
Financial assets at fair value (2)	317,205	669,527	98,918,457	87,446,662
Other financial assets measured at amortized cost (3)	-	-	10,648,989	9,915,663
Total	347,278	683,567	110,784,311	97,362,295

(1) Financial instruments held by the Company other than cash and cash equivalents. They mainly consist of time deposits with short-term maturities (more than 90 days).

(2) See detail in Note 22

(3) Correspond to the rights in the Argentinean company Alimentos de Soya S.A., which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	11,242,456	4,967,255	595,045	810,662
Tax credit remainder (1)	180,695	18,022	103,540,639	13,322,720
Guaranty deposit	422	3,013	-	-
Judicial deposits	-	-	19,226,030	18,590,597
Others (2)	4,765,392	960,633	2,274,436	2,253,285
Total	16,188,965	5,948,923	125,636,150	34,977,264

(1) In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling CLP 103,540 million (BRL 567 million, of which BRL 357 million corresponds to capital and BRL 210 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys' fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 161 million.

The payment of income tax occurs when liquidating the credit, thus the respective deferred tax liability recorded was CLP 25,200 million (BRL 138 million).

Compañía de Bebidas Ipiranga ("CBI") acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 1, 2013 (date when CBI was incorporated by RJR). CBI's credit will be generated in the name of RJR, however, pursuant to the contractual clause ("Subscription Agreement for Shares and Exhibits"), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders).

In addition, RJR has an associate called Sorocaba Refrescos SA ("Sorocaba"), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR's action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. The amount of this credit will be calculated and the respective impacts on RJR’s results derived from its participation in Sorocaba will be recognized in the fiscal year ended December 31, 2020.

Based on the information available for the CBI and Sorocaba lawsuits, the Company concluded that there was not enough documentary support to say that the credit is almost certain for the tax authorities and therefore, did not record the respective asset in the booking accounts.

(2)       Other non-financial assets are mainly composed of advances to suppliers

7 – TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is as follows:

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Net	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	150,509,528	147,728,216	-	66,510
Other debtors	39,620,246	16,722,240	466,007	1,204,187
Other accounts receivable	947,814	9,662,867	57,762	-
Total	191,077,588	174,113,323	523,769	1,270,697

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Gross	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	153,654,549	150,933,965	-	66,510
Other debtors	42,719,679	19,552,539	466,007	1,204,187
Other accounts receivable	1,196,347	9,925,027	57,762	-
Total	197,570,575	180,411,531	523,769	1,270,697

The stratification of the portfolio is as follows:

	Balance
	12.31.2019	12.31.2018
Current trade debtors without impairment impact	ThCh$	ThCh$
Less than one month	148,150,717	144,172,500
Between one and three months	1,872,144	2,066,514
Between three and six months	838,277	601,042
Between six and eight months	482,596	851,009
Older than eight months	2,310,815	3,309,410
Total	153,654,549	151,000,475

The Company has approximately 276,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 65,400 in Chile, 89,200 in Brazil, 64,400 in Argentina and 57,000 in Paraguay.

	12.31.2019	12.31.2018
	ThCh$	ThCh$
Debtors for current credit operations	153,654,549	150,933,965
Non-current credit operations	-	66,510
Total	153,654,549	151,000,475

The movement in the allowance for expected credit losses is presented below:

	12.31.2019	12.31.2018
	ThCh$	ThCh$
Opening balance	6,298,208	6,494,113
Increase (decrease)	1,762,246	1,629,761
Provision reversal	(1,184,953)	(1,257,591)
Increases (decrease) for changes of foreign currency	(382,514)	(568,075)
Sub – total movements	194,779	(195,905)
Ending balance	6,492,987	6,298,208

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2019	12.31.2018
	ThCh$	ThCh$
Raw materials (1)	93,524,911	86,102,495
Finished goods	32,337,670	37,213,848
Spare parts and supplies	20,769,626	28,777,180
Work in progress	567,973	780,324
Other inventories	3,625,488	1,049,165
Obsolescence provision (2)	(3,184,444)	(2,603,303)
Total	147,641,224	151,319,709

The cost of inventory recognized as cost of sales as of December 31, 2019 and 2018, is CLP 1,048,343,767 thousand and CLP 968,027,774 thousand, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.
(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12.31.2019	12.31.2018
	ThCh$	ThCh$
Tax credits (1)	9,815,294	2,532,056
Total	9,815,294	2,532,056

(1) Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations.

The composition of current tax accounts payable is the following:

Tax liabilities	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Income tax expense	6,762,267	9,338,612	3,184,965
Total	6,762,267	9,338,612	3,184,965

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1 Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Current income tax expense	35,439,707	38,313,980	40,183,261
Current tax adjustment previous period	713,992	312,403	137,455
Withholding tax expense foreign subsidiaries	4,534,145	7,364,213	6,730,031
Other current tax expense (income)	(425,958)	474,105	(5,733)
Current income tax expense	40,261,886	46,464,701	47,045,014
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	20,905,005	9,100,154	4,752,620
Expense (income) for deferred taxes	20,905,005	9,100,154	4,752,620
Total income tax expense	61,166,891	55,564,855	51,797,634

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Current taxes
Foreign	(24,315,576)	(24,442,984)	(30,258,395)
National	(15,946,310)	(22,021,717)	(16,786,619)
Current tax expense	(40,261,886)	(46,464,701)	(47,045,014)
Deferred taxes
Foreign	(24,012,798)	(9,121,332)	(4,667,982)
National	3,107,793	21,178	(84,638)
Deferred tax expense	(20,905,005)	(9,100,154)	(4,752,620)
Income tax expense	(61,166,891)	(55,564,855)	(51,797,634)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Net income before taxes	236,413,116	153,015,601	170,798,359
Tax expense at legal rate (27.0%)	(63,831,541)	(41,314,212)	(43,553,581)
Effect of a different tax rate in other jurisdictions	(3,471,705)	967,671	(4,971,103)
Permanent differences:
Non-taxable revenues	9,507,807	12,522,541	9,645,068
Non-deductible expenses	(4,664,045)	(11,141,237)	(4,020,729)
Reversal of tax provision	(3,316,278)	(295,632)	125,021
Effect of monetary tax restatement Chilean companies	5,199,589	2,566,163	(1,465,753)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(590,718)	(18,870,149)	(7,556,557)
Adjustments to tax expense	6,136,355	(15,218,314)	(3,272,950)
Tax expense at effective rate	(61,166,891)	(55,564,855)	(51,797,634)
Effective rate	25.9%	36.3%	30.6%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2019	2018	2017
Chile	27.0%	27.0%	25.5%
Brazil	34.0%	34.0%	34.0%
Argentina	30.0%	30.0%	35.0%
Paraguay	10.0%	10.0%	10.0%

10.2       Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	12.31.2019		12.31.2018
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,445,810	51,414,971	5,420,447	46,181,359
Obsolescence provision	1,588,563	-	910,076	112,359
ICMS exclusion credit	-	25,651,794	-	-
Employee benefits	5,418,561	12,157	5,169,161	131,829
Post-employment benefits	148,853	787,576	90,941	1,014,354
Tax loss carry forwards (1)	7,607,813	-	9,137,392	-
Tax goodwill Brazil	10,341,033	-	18,836,838	-
Contingency provision	34,109,458	-	26,796,262	-
Foreign Exchange differences (2)	9,284,450	-	13,083,953	-
Allowance for doubtful accounts	756,895	-	1,262,977	-
Coca-Cola incentives (Argentina)	-	-	352,061	-
Assets and liabilities for placement of bonds	390,163	1,187,649	-	1,327,727
Lease liabilities	2,242,439	-	1,328,320	-
Inventories	447,192	-	347,470	-
Distribution rights	-	163,107,412	-	173,273,994
Others	-	3,705,078	-	5,940,224
Subtotal	77,781,230	245,866,637	82,735,898	227,981,846
Total assets and liabilities net	1,364,340	169,449,747	-	145,245,948

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date
(2)	Corresponds to deffered taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil when incurred.

The movement in deferred income tax accounts is as follows:

Movement	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Opening Balance	145,245,948	121,991,585	125,608,802
Increase (decrease) in deferred tax	20,905,005	11,303,016	(3,417,011)
Increase (decrease) due to foreign currency translation (*)	1,934,454	11,951,347	(200,206)
Total movements	22,839,459	23,254,363	(3,617,217)
Ending balance	168,085,407	145,245,948	121,991,585

(*) Includes IAS 29 effect, due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are detailed below at the end of each period:

Property, plant and equipment, gross	12.31.2019	12.31.2018
	ThCh$	ThCh$
Construction in progress	27,290,581	26,048,670
Land	104,196,754	100,479,196
Buildings	299,282,674	371,279,937
Plant and equipment	571,154,695	623,568,795
Information technology equipment	23,912,963	22,752,205
Fixed installations and accessories	46,062,659	43,717,907
Vehicles	55,128,493	53,682,179
Leasehold improvements	214,886	144,914
Rights of use (1)	40,498,400	-
Other properties, plant and equipment (2)	452,600,945	438,350,022
Total Property, plant and equipment, gross	1,620,343,050	1,680,023,825

Accumulated depreciation of Property, plant and equipment	12.31.2019	12.31.2018
	ThCh$	ThCh$
Buildings	(87,308,899)	(157,119,586)
Plant and equipment	(385,801,471)	(416,164,810)
Information technology equipment	(18,911,118)	(17,567,484)
Fixed installations and accessories	(26,219,378)	(22,660,738)
Vehicles	(33,167,346)	(31,883,578)
Leasehold improvements	(144,865)	(112,737)
Rights of use (1)	(8,254,568)	-
Other properties, plant and equipment (2)	(337,816,542)	(323,743,924)
Total accumulated depreciation	(897,624,187)	(969,252,857)

Total Property, plant and equipment, net	722,718,863	710,770,968

(1) For adoption of IFRS 16. See details of underlying assets in Note 11.1

(2) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	12.31.2019	12.31.2018
	ThCh$	ThCh$
Bottles	44,071,742	51,522,834
Marketing and promotional assets	57,442,154	45,739,948
Other Property, plant and equipment	13,270,507	17,343,316
Total	114,784,403	114,606,098

11.1       Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use	Property, plant & equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2019	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	-	710,770,968
Additions	49,134,461	-	749,800	11,582,259	675,974	7,271	(342,001)	1,309	32,640,210	-	94,449,283
Right-of use additions (3)	-	-	-	-	-	-	-	-	-	21,721,728	21,721,728
Disposals	(8,761)	-	(5,902)	(352,204)	(977)	(8,911)	(52,095)	(155)	(1,135,304)	-	(1,564,309)
Transfers between items of Property, plant and equipment	(48,358,902)	2,268,316	430,971	20,735,065	1,019,048	1,379,012	7,650,847	65,250	14,810,393	-	-
Right-of-use transfers	(25,991)	-	(266,007)	(13,788,120)	(23,712)	-	(1,181,465)	-	(2,520,405)	17,805,700	-
Depreciation expense	-	-	(7,681,481)	(37,572,910)	(1,949,851)	(2,977,512)	(6,267,039)	(30,737)	(42,410,016)		(98,889,546)
Amortization (2)	-	-	-	-	-	-	-	-	-	(8,254,568)	(8,254,568)
Increase (decrease) due to foreign currency translation differences	688,063	1,529,526	4,685,319	3,228,519	83,757	386,253	464,563	2,177	2,216,555	1,024,539	14,309,271
Other increase (decrease) (1)	(186,959)	(80,284)	(99,276)	(5,883,370)	12,885	(1)	(110,264)	-	(3,423,128)	(53,567)	(9,823,964)
Total movements	1,241,911	3,717,558	(2,186,576)	(22,050,761)	(182,876)	(1,213,888)	162,546	37,844	178,305	32,243,832	11,947,895
Ending balance at December 31, 2019	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863

(1)	Mainly correspond to effects of IAS 29 in Argentina.

(2)	Of the total of CLP 8,254,468 thousand recorded as amortization for the current period, CLP 5,994,037 thousand correspond to right-of-use amortization arising from the adoption of the IFRS, effective beginning on January 1, 2019. The remaining CLP 2,260,531 thousand correspond to depreciation (today amortization) of goods acquired under the financial lease method, which until December 31, 2018 were classified and valued pursuant to the accounting criteria of property, plant and equipment.

(3)	For IFRS 16 adoption

Right-of-use asset as of December 31, 2019 is composed as follows:

Rights of use	Gross asset	Depreciation
	ThCh$	ThCh$
Buildings	1,454,555	(294,791)
Plant and equipment	28,109,470	(4,856,397)
IT Equipment	283,473	(69,209)
Motor vehicles	5,198,413	(1,776,055)
Others	5,452,489	(1,258,116)
Total	40,498,400	(8,254,568)

Interest expense for lease liabilities for the period ended December 31, 2019 amounts to CLP 2,282,221 thousand.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2018	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499
Additions	65,284,334	-	504,675	17,924,606	783,299	165,226	1,451,462	1,430	42,793,277	128,908,309
Disposals	-	(5,465)	(209,713)	(1,002,133)	-	-	(203,036)	-	(1,588,050)	(3,008,397)
Transfers between items of Property, plant and equipment	(109,893,610)	-	45,032,440	54,460,571	622,222	1,481,081	(2,218,354)	22,000	10,493,650	-
Depreciation expense	-	-	(7,001,828)	(39,182,401)	(1,830,295)	(2,668,535)	(5,201,263)	(11,112)	(41,727,195)	(97,622,629)
Increase (decrease) due to foreign currency translation differences	(6,880,059)	(4,615,830)	(14,485,709)	(17,048,903)	(414,850)	(4,048,135)	(1,722,767)	169	(16,954,922)	(66,171,006)
Other increase (decrease) (1)	(6,580,711)	8,110,336	27,934,638	36,419,165	1,397,020	6,537,655	429,294	12,275	14,654,520	88,914,192
Total movements	(58,070,046)	3,489,041	51,774,503	51,570,905	557,396	1,467,292	(7,464,664)	24,762	7,671,280	51,020,469
Ending balance at December 31, 2018	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	710,770,968

(1) Mainly correspond to the effects of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2017	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885
Additions	89,392,003	4,955,929	1,674,734	4,992,508	945,827	-	1,512,162	13,529	44,451,636	147,938,328
Disposals	-	-	(300,079)	(700,973)	(1,062,530)	(4,161)	(173,190)	-	(790,242)	(3,031.175)
Transfers between items of Property, plant and equipment	(41,957,409)	-	3,450,060	24,250,647	1,133,684	2,548,441	2,253,061	-	8,321,516	-
Depreciation expense	-	-	(5,880,770)	(36,026,939)	(2,190,107)	(2,112,681)	(5,303,332)	(61,033)	(45,746,096)	(97,320,958)
Increase (decrease) due to foreign currency translation differences	(13,319,346)	72,350	(9,538,737)	(20,492,851)	(320,634)	(1,307,835)	7,441,057	(34,272)	(7,670,229)	(45,170,497)
Other increase (decrease) (1)	17,357	-	(92,521)	(6,591,937)	(1,827)	-	(362,918)	(101,332)	(1,682,906)	(8,816,084)
Total movements	34,132,605	5,028,279	(10,687,313)	(34,569,545)	(1,495,587)	(876,236)	5,366,840	(183,108)	(3,116,321)	(6,400,386)
Ending balance at December 31, 2017	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499

(1) Mainly correspond to property, plant & equipment write-offs.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1       Accounts receivable:

					12.31.2019		12.31.2018
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	6,589,539	-	4,344,082	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	14,839	283,118	2,175,934	74,340
Foreign	Coca Cola de Argentina	Director related	Argentina	ARS	1,203,389	-	1,684,357	-
Foreign	UBI 3 (AdeS)	Shareholder related	Argentina	ARS	-	-	455,823	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	428,802	-	371,712	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	278,176	-	228,387	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	217,510	-	161,460	-
96.919.980-7	Cervecería Austral S.A.	Director related	Chile	USD	45,644	-	26,557	-
77.755.610-K	Comercial Patagona Ltda.	Director related	Chile	CLP	3,872	-	1,951	-
78.826.410-9	Guallarauco	Associate	Chile	CLP	2,003,203	-	-	-
76.140.057-6	Monster	Associate	Chile	CLP	50,794	-	-	-
Total					10,835,768	283,118	9,450,263	74,340

12.2       Accounts payable:

					12.31.2019		12.31.2018
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					M$	M$	M$	M$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	20,555,135	-	21,286,933	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	14,888,934	19,777,812	8,681,099	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	6,359,797	-	5,702,194	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	5,887,070	-	5,479,714	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	1,841,377	-	3,132,515	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	827,300	-	664,565	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	1,247,961	-	649,046	-
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	CLP	25,202	-	139,468	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	275,565	-	92,325	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	929,986	-	-	-
Foreign	Verde Campo	Shareholder related	Brazil	BRL	765,521	-	-	-
Foreign	Coca-Cola Panama	Shareholder related	Panama	USD	7,739	-	-	-
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	BRL	26,014	-	-	-
Total					53,637,601	19,777,812	45,827,859	-

12.3       Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction Description	Currency	Accumulated 12.31.2019	Accumulated 12.31.2018
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Concentrate purchase	CLP	150,548,253	149,933,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services	CLP	4,369,500	3,508,010
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	5,324,194	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	1,196,793	1,156,744
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	CLP	19,422,280	14,319,777
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	16,814,062	18,914,788
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	281,174	107,859
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	6,425,579	1,593,798
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	521,466	4,096,502
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers /raw materials	CLP	6,132,091	3,981,631
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of finished products	CLP	50,315,292	41,933,095
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of services and others	CLP	268,526	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	212,517	-
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	3,208,559	2,570,315
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and materials	CLP	93,117	1,007,382
94.627.000-8	Parque Arauco S.A	Director related	Chile	Space lease	CLP	-	91,685
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	BRL	91,426,935	95,449,139
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	BRL	5,977,419	7,641,736
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	ARS	97,321,567	98,947,407
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	4,111,764	5,727,498
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	39,382	42,292
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	1,049,709	698,090
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	-	357,286
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	3,959,962	1,391,110
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of commissions and services	ARS	802,563	1,623,794
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	4,274,236	-
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	-	86,994
96.633.550-5	Sinea S.A.	Ownership held by an officer’s uncle	Chile	Purchase of raw materials		-	581,508

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	6,267,936	6,056,337	6,454,846
Director allowances	1,512,000	1,495,123	1,513,100
Benefit accrued in the last five years and paid during the fiscal year	305,674	242,907	334,477
Benefit for contract termination	54,819	51,534	-
Total	8,140,429	7,845,901	8,302,423

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2019	12.31.2018
	ThCh$	ThCh$
Accrued vacation	17,584,587	19,536,809
Participation in profits and bonuses	20,896,357	13,674,170
Indemnities for years of service	10,085,264	9,415,541
Total	48,566,208	42,626,520

	ThCh$	ThCh$
Current	38,392,854	33,210,979
Non-current	10,173,354	9,415,541
Total	48,566,208	42,626,520

13.1	Pensions and post-employment benefits

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2019	12.31.2018
	ThCh$	ThCh$
Opening balance	9,415,541	8,286,355
Service costs	784,984	957,593
Interest costs	354,471	565,167
Actuarial losses	(210,956)	271,045
Benefits paid	(258,776)	(664,619)
Total	10,085,264	9,415,541

13.1.1       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2019	12.31.2018
Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate	RV-2014	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2	Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Wages and salaries	194,740,646	195,162,903	215,715,214
Employee benefits	58,005,213	50,254,164	50,127,117
Severance benefits	6,987,184	5,535,410	7,410,936
Other personnel expenses	13,389,967	16,014,364	14,205,259
Total	273,123,010	266,966,841	287,458,526

13.3       Number of employees

Description	12.31.2019	12.31.2018	12.31.2017
Number of employees	16,167	16,098	15,924
Average number of employees	15,444	15,364	15,364

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates using equity method of accounting are detailed as follows:

		Functional		Investment value		Ownership interest
Taxpayer ID	Company	Country	Currency	12.31.2019	12.31.2018	12.31.2019	12.31.2018
				ThCh$	ThCh$
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	18,561,835	18,743,604	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	17,896,839	21,727,894	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,313,498	1,228,256	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	65,301	94,706	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	24,636,945	22,979,029	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	6,250,481	6,244,839	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	31,141,834	31,392,617	35.00%	35.00%
Total				99,866,733	102,410,945

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.
(2)	In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

14.1       Movement

The movement of investments in other entities accounted for using the equity method is shown below:

Description	12.31.2019	12.31.2018	12.31.2017
Opening balance	ThCh$	ThCh$	ThCh$
	102,410,945	86,809,069	77,197,781
Other investment increases in associates (Capital contributions to Leão Alimentos e Bebidas Ltda. and Coca-Cola del Valle New Ventures S.A.)	-	15,615,466	15,570,161
Dividends received	(1,076,491)	(403,414)	(1,540,090)
Share in operating income	(2,495,621)	2,194,144	932,340
Amortization unrealized income in associates	(919,462)	85,268	85,268
Increase (decrease) in foreign currency translation, investments in associates	1,947,362	(1,889,588)	(5,436,391)
Ending balance	99,866,733	102,410,945	86,809,069

The main movements are explained below:

•	In December 2019, Leão Alimentos e Bebidas Ltda. performed an impairment provision at its Linhares Plant for BRL 256 million. Andina recognized as results for the 2019 fiscal year, a loss of CLP 4,671 million.
•	In 2019 Sorocaba Refrescos S.A., Coca-Cola del Valle and CMF distributed dividends.
•	During 2018, Embotelladora Andina S.A. made a capital contribution in Coca-Cola del Valle New Ventures S.A. for CLP 15,615,466 thousand.

14.2 Reconciliation of share of profit in investments in associates:

Description	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	(2,495,621)	2,194,144	932,340

Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(394,490)	(868,233)	(1,097,968)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	85,266	85,268	85,268
Amortization goodwill preferred rights CCDV S.A.	(610,238)	-	-
Income statement balance	(3,415,083)	1,411,179	(80,360)

14.3       Summary financial information of associates:

The following table presents summarized information regarding the Company’s equity investees as of December 2019:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	77,994,582	116,551,131	11,661,828	393,856	248,493,994	104,778,397	107,388,847
Total liabilities	39,826,283	54,650,105	35	229,780	38,137,061	27,158,470	18,693,717
Total revenue	58,640,058	69,343,990	337,450	160,342	139,769,189	47,252,571	31,914,825
Net income (loss) of associate	1,449,997	3,948,798	337,450	160,342	2,320,841	(1,177,262)	4,297,003

Reporting date	12.31.2019	11.30.2019	11.30.2019	11.30.2019	11.30.2019	11.30.2019	11.30.2019

The following table presents summarized information regarding the Company’s equity investees as of December 2018:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
otal assets	78,714,139	106,598,837	10,850,626	513,823	257,149,411	96,963,355	101,275,213
Total liabilities	40,800,603	49,151,318	34	277,055	57,538,296	21,568,158	11,582,021
Total revenue	53,073,645	57,570,452	348,705	233,182	161,749,228	12,169,188	2,673,496
Net income (loss) of associate	1,086,050	936,360	348,705	233,182	2,000,217	7,753,517	1,506,540

Reporting date	12-31.2018	11-30-2018	11-30-2018	11-30-2018	11-30-2018	11-30-2018	12-31-2018

15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2019			December 31, 2018
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization	Value	Value	Amortization	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	667,148,383	(393,187)	666,755,196	661,285,834	(259,434)	661,026,400
Software	34,347,843	(26,484,427)	7,863,416	31,526,159	(24,160,202)	7,365,957
Others	750,309	(293,546)	456,763	728,198	(298,002)	430,196
Total	702,246,535	(27,171,160)	675,075,375	693,540,191	(24,717,638)	668,822,553

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	12.31.2019	12.31.2018
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	305,235,247	304,888,183
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and investments in Sorocaba y Leão Alimentos e Bebidas Ltda.)	187,616,890	181,583,404
Paraguay	171,841,663	172,594,328
Argentina (North and South)	2,061,396	1,960,485
Total	666,755,196	661,026,400

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to December 31, 2019				January 1 to December 31, 2018
	Distribution				Distribution
Description	Rights	Others	Software	Total	Rights	Others	Software	Total
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Opening balance	661,026,400	430,196	7,365,957	668,822,553	656,294,617	470,918	6,507,343	663,272,878
Additions	-	-	3,296,558	3,296,558	-	-	3,718,038	3,718,038
Amortization	(133,753)	-	(2,324,225)	(2,457,978)	(112,601)	(40,722)	(1,971,417)	(2,124,740)
Other increases (decreases) (1)	5,862,549	26,567	(474,874)	5,414,242	4,844,384	-	(888,007)	3,956,377
Ending balance	666,755,196	456,763	7,863,416	675,075,375	661,026,400	430,196	7,365,957	668,822,553

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 - GOODWILL

Movement in Goodwill is detailed as follows:

Operating segment	01.01.2019	Foreign currency translation differences where functional currency is different from presentation currency and hyperinflation	12.31.2019
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,080,100	2,593,972	75,674,072
Argentine operation	28,318,129	1,432,109	29,750,238
Paraguayan operation	7,327,921	(33,593)	7,294,328
Total	117,229,173	3,992,488	121,221,661

Operating segment	01.01.2018	Foreign currency translation differences where functional currency is different from presentation currency and hyperinflation	12.31.2018
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,509,080	(428,980)	73,080,100
Argentine operation	4,672,971	23,645,158	28,318,129
Paraguayan operation	6,913,143	414,778	7,327,921
Total	93,598,217	23,630,956	117,229,173

Operating segment	01.01.2017	Foreign currency translation differences where functional currency is different from presentation currency and hyperinflation	12.31.2017
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	81,145,834	(7,636,754)	73,509,080
Argentine operation	5,972,515	(1,299,544)	4,672,971
Paraguayan operation	7,298,133	(384,990)	6,913,143
Total	102,919,505	(9,321,288)	93,598,217

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (17.1.1 – 2)	1,438,161	21,542,736	909,486	2,439,253
Bonds payable, net[1] (17.2)	21,604,601	20,664,481	718,962,871	700,327,057
Deposits in guarantee	11,163,005	12,242,464	-	-
Derivative contract liabilities (see note 22)	374,576	130,829	-	-
Leasing agreements (17.4.1 – 2)	6,013,535	1,534,467	23,454,700	13,797,468
Total	40,593,878	56,114,977	743,327,057	716,563,778

1 Amounts net of placement expenses and discounts related to placement

The fair value of financial assets and liabilities is presented below:

Current	Book Value 12.31.2019	Fair Value 12.31.2019	Book Value 12.31.2018	Fair Value 12.31.2018
	THCH$	THCH$	THCH$	THCH$
Cash and cash equivalent (2)	157,567,986	157,567,986	137,538,613	137,538,613
Other financial assets (1)	317,205	317,205	669,527	669,527
Trade debtors and other accounts receivable (2)	191,077,588	191,077,588	174,113,323	174,113,323
Accounts receivable related companies (2)	10,619,740	10,619,740	9,450,263	9,450,263
Bank loans (2)	1,438,161	1,434,255	21,542,736	21,542,736
Bonds payable (2)	21,604,601	24,188,060	20,664,481	20,664,481
Bottle guaranty deposits (2)	11,163,005	11,163,005	12,242,464	12,242,464
Derivative contracts liabilities (see note 20) (1)	374,576	374,576	130,829	130,829
Leasing agreements (2)	6,013,535	6,013,535	1,534,467	1,534,467
Accounts payable (2)	243,700,553	243,700,553	238,109,847	238,109,847
Accounts payable related companies (2)	53,637,601	53,637,601	45,827,859	45,827,859

Non-current	12.31.2019	12.31.2019	12.31.2018	12.31.2018
	THCH$	THCH$	THCH$	THCH$
Other financial assets (1)	98,918,457	98,918,457	97,362,295	97,362,295
Accounts receivable, non-current (2)	523,769	523,769	1,270,697	1,270,697
Accounts receivable related companies (2)	283,118	283,118	74,340	74,340
Bank loans (2)	909,486	867,025	2,439,253	2,307,396
Bonds payable (2)	718,962,871	803,017,145	700,327,057	755,694,265
Leasing agreements (2)	23,454,700	23,454,700	13,797,468	13,797,468
Accounts payable, non-current (2)	619,587	619,587	735,665	735,665

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1.1 Bank obligations, current

	Maturity											Total
	Indebted entity			Creditor entity			Type of	Effective	Nominal	Up to	90 days to	at	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	12.31.2019	12.31.2018
										THCH$	THCH$	THCH$	THCH$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	374,419	374,419	748,838	726,943
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	ARS	Monthly	20.00%	20.00%	-	-	-	1,071
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	ARS	Upon maturity	82.00%	82.00%	8,453	-	8,453	-
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	6.63%	635,727	-	635,727	171,415
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Monthly	7.15%	7.15%	-	-	-	277,517
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Quarterly	4.50%	4.50%	11,678	33,465	45,143	2,455,578
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Quarterly	6.24%	6.24%	-	-	-	17,910,212
Total												1,438,161	21,542,736

17.1.2 Bank obligations, non-current

										Maturity
	Indebted Entity			Creditor Entity			Type	Effective	Nominal	1 year up to	More than 2 years	More than 3 years	More than 4 years	More than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2019
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	736,033	-	-	-	-	736,033
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	6.63%	44,621	44,621	44,621	39,590	-	173,453
Total															909,486

17.1.2 Bank obligations, non-current previous

										Maturity
	Indebted Entity			Creditor Entity			Type of	Effective	Nominal	1 year to	More than 2	More than	More than 4	More than 5	At
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2018
										THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.1%	2.1%	1,434,786	-	-	-	-	1,434,786
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.6%	6.6%	72,439	43,033	43,033	81,225	-	239,730
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Monthly	7.2%	7.2%	151,873	-	-	-	-	151,873
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Quarterly	6.2%	6.2%	-	-	-	-	-	-
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Quarterly	4.5%	4.5%	612,864	-	-	-	-	612,864
Total															2,439,253

17.1.3 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2       Bonds payable

During 2018, Andina carried out a debt restructuring process that consisted of a partial repurchase in the amount of USD 210 million of the 144A/RegS Senior Notes and refinancing it with the placement of Series F bonds in the local market in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.83%. The costs corresponding to the repurchase of bonds, associated with premium payments, overpricing and proportional amortization of placement costs and discounts in bonds in original U.S. Dollars amounting to CLP 9,583,000 thousand, were recorded in results under the item financial costs.

	Current		Non-current		Total
Composition of bonds payable	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value) [2]	22,189,595,	21,038,064	721,950,553	704,048,747	744,140,148	725,086,811

17.2.1       Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

							Current		Non-current
Bonds	Series	Current Nominal amount	Adjustment Unit	Interest Rate	Final Maturity	Interest payment	12.31.2019	12.31.2018	12.31.2019	12.31.2018
							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration N°254 06.13.2001	B	1,891,186	UF	6.5%	06-01-2026	Semi-annually	7,160,809	6,598,389	46,659,296	52,132,023
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semi-annually	630,731	614,152	42,464,910	41,348,685
CMF Registration N°759 08.20.2013	C	250,000	UF	3.5%	08-16-2020	Semi-annually	7,168,907	7,069,487	-	6,891,448
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semi-annually	1,587,051	1,545,334	113,239,760	110,263,160
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semi-annually	1,048,938	1,027,009	84,929,828	82,697,378
CMF Registration N°912 10.10.2018	F	5,700,000	UF	2.83%	09-25-2039	Semi-annually	1,195,700	1,013,805	161,366,658	157,125,003
Bonds USA	-	365,000,000	USD	5.0%	10-01-2023	Semi-annually	3,397,459	3,169,888	273,290,101	253,591,050
Total							22,189,595	21,038,064	721,950,553	704,048,747

Accrued interest included in the current portion of bonds payable as of December 31, 2019 and 2018 amounts to CLP 7,983,770 thousand and CLP 7,856,274 thousand, respectively.

2 Amounts gross, not consider placement expenses and discounts related to placement

17.2.3       Non-current maturities

		Year of maturity				Total non- current
	Series	more than 1 to 2	more than 2 to 3	more than 3 to 4	More than 5	12.31.2019
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration N°254 06.13.2001	B	7,327,269	7,803,536	8,310,767	23,217,724	46,659,296
CMF Registration N°641 08.23.2010	C	3,860,446	3,860,446	3,860,447	30,883,571	42,464,910
CMF Registration N°760 08.20.2013	D	-	-	-	113,239,760	113,239,760
CMF Registration N°760 04.02.2014	E	-	-	-	84,929,828	84,929,828
CMF Registration N°912 10.10.2018	F	-	-	-	161,366,658	161,366,658
Bonds USA	-	-	-	273,290,101	-	273,290,101
Total		11,187,715	11,663,982	285,461,315	413,637,541	721,950,553

17.2.4       Market rating

The bonds issued on the Chilean market had the following rating:

AA       :     ICR Compañía Clasificadora de Riesgo Ltda. rating

AA       :     Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB     :     Standard&Poors Global Ratings

BBB+   :     Fitch Ratings Inc.

17.2.5        Restrictions

17.2.5.1     Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported

17.2.5.2     Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions on the issuance of bonds for a fixed amount registered under number 254.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2019, indebtedness level is 0.71 times of Consolidated Equity.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2019, this ratio  is 1.71 times.

Restrictions to bond lines registered in the Securities Registered under number 641.

•	Maintain a level of "Net Financial Debt" within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer's financial debt and cash.

As of December 31, 2019, Net Financial Debt level was 0.66 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of December 31, 2019, this ratio  is 1.71 times.

•	Maintain a level of "Financial net coverage" in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer's Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2019, Net Financial Coverage level is 306.38 times.

Restrictions to bond lines registered in the Securities Registrar under numbers 759 and 760 D-E.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2019, Indebtedness Level is 0.54 times of Consolidated Equity.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2019, this ratio  is 1.71 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times.

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

As of December 31, 2019, this ratio  equals 0.65 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2019, this ratio  equals 1.71 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of December 31, 2018, the Company complies with all financial collaterals.

17.2.6    Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of December 31, 2019, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these Consolidated Financial Statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one has been recorded in other comprehensive income.

17.3       Derivative contract obligations

Please see details in Note 22

17.4.1       Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Type of	Effective	Nominal	Up to	90 days up to	At	At
Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	12.31.2019	12.31.2018
									THCH$	THCH$	THCH$	THCH$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	BRL	Monthly	9.65%	9.47%	-	-	-	11,996
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Citibank	Brazil	BRL	Monthly	8.54%	8.52%	-	-	-	75,260
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	200,472	639,030	839,502	109,573
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	87,735	273,119	360,854	716,978
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Imóveis	Brazil	BRL	Monthly	8.20%	8.20%	90,234	210,104	300,338	339,665
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	6.56%	6.56%	127,226	370,160	497,386	280,995
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	33,204	99,611	132,815	-
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	22,184	66,555	88,739	-
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	ARS	Monthly	50.00%	50.00%	66,607	122,713	189,320	-
Vital Aguas S.A	Chile	76.389.720-6	Coca Cola del Valle New Ventures S.A	Chile	CLP	Lineal	6.20%	6.20%	292,471	877,413	1,169,884	-
Envases Central S.A	Chile	96.705.990-0	Coca Cola del Valle New Ventures S.A	Chile	CLP	Lineal	6.20%	6.20%	549,750	1,649,248	2,198,998	-
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	0.00%	0.00%	58,925	176,774	235,699	-
										Total	6,013,535	1,534,467

The Company maintains lease agreements on forklifts, vehicles, real estate and machinery. These leases have an average life of between one and eight years without including a renewal option in the contracts.

17.4.2        Non-current liabilities for leasing agreements, non-current

								Maturity
Indebted Entity		Creditor Entity				Type of	Effective	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Rut	Name	Country	Currency	Amortization	Rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2019
									M$	M$	M$	M$	M$	M$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	948,466	1,071,766	1,211,096	1,368,538	8,101,730	12,701,596
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	271,264	111,005	-	-	-	382,269
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	8.20%	97,784	9,144	-	-	-	106,928
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	6.56%	365,671	355,172	339,020	331,185	375,688	1,766,736
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	-	398,442	-	343,104	-	741,546
Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	-	110,924	-	-	-	110,924
Embotelladora del Atlántico S.A.	Argentina	O-E	Real estate	Argentina	ARS	Monthly	50.00%	50.00%	-	55,222	-	-	-	55,222
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	6.2%	0.27%	2,242,278	-	-	-	-	2,242,278
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	6.7%	0.27%	4,947,745	-	-	-	-	4,947,745
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	0.00%	0.00%	399,456					399,456
Total														23,454,700

17.4.3 Non-current liabilities for leasing agreements (previous year)

								Maturity
Indebted Entity		Creditor Entity				Type of	Effective	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Rut	Name	Country	Currency	Amortization	Rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2018
									M$	M$	M$	M$	M$	M$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	810,185	915,509	1,034,525	1,169,014	9,466,995	13,396,228
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	401,240	-	-	-	-	401,240
														13,797,468

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Classification	12.31.2019	12.31.2018
	ThCh$	ThCh$
Current	243,700,553	238,109,847
Non-current	619,587	735,665
Total	244,320,140	238,845,512

Item	12.31.2019	12.31.2018
	ThCh$	ThCh$
Trade accounts payable	172,142,472	174,486,806
Withholding tax	53,326,254	47,693,379
Others	18,851,414	16,665,327
Total	244,320,140	238,845,512

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1       Balances

The composition of provisions is as follows:

Detail	12.31.2019	12.31.2018
	ThCh$	ThCh$
Litigation (1)	69,107,550	62,452,526
Total	69,107,550	62,452,526

Current	2,068,984	3,485,613
Non-current	67,038,566	58,966,913
Total	69,107,550	62,452,526

(1)	Correspond to the provision made for the probable losses of fiscal, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Detail (see note 23.1)	12.31.2019	12.31.2018
	ThCh$	ThCh$
Tax contingencies	38,853,059	47,991,514
Labor contingencies	10,569,754	10,376,830
Civil contingencies	19,684,737	4,084,182
Total	69,107,550	62,452,526

19.2       Movements

The movement of principal provisions over litigation is detailed as follows:

Detail	12.31.2019	12.31.2018
	ThCh$	ThCh$
Opening balance as of January 1	62,452,526	65,624,166
Additional provisions	121,003	46,657
Increases (decrease) in existing provisions (*)	(13,085,051)	(4,998,530)
Payments	21,506,141	6,139,963
Reversal of unused provision	(2,511,589)	(2,157,152)
Increase (decrease) due to foreign exchange differences	624,520	(2,202,578)
Total	69,107,550	62,452,526

(*) During 2019 and 2018, provisions consisting of fines demanded by the Brazilian tax authority on the use of tax credits resulting from favorable sentencing to Rio de Janeiro Refrescos Ltda.

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2019	12.31.2018
	ThCh$	ThCh$
Dividends payable	22,639,150	21,584,314
Other	3,863,065	12,189,900
Total	26,502,215	33,774,214

21 – EQUITY

21.1        Number of shares:

	Number of shares subscribed at nominal value		Number of shares paid in		Number of voting shares
Series	2019	2018	2019	2018	2019	2018
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

21.1.1       Equity:

	Subscribed Capital		Paid-in capital
Series	2019	2018	2019	2018
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

21.1.2        Rights of each series:

•	Series A: Elects 12 of the 14 Directors
•	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2       Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2019, the shareholders agreed to pay out of the 2018 earnings a final dividend additional to the 30% required by Chile’s Law 18,046 which will be paid in May 2019, and an additional dividend that will be paid in August 2019.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as accumulated earnings for future distribution.

The dividends declared and paid per share are presented below:

Periods	Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2018 January	Interim	2017 Earnings	21.50	23.65
2018 May	Final	2017 Earnings	21.50	23.65
2018 August	Additional	Accumulated Earnings	21.50	23.65
2018 October	Interim	2018 Earnings	21.50	23.65
2019 January	Interim	2018 Earnings	21.50	23.65
2019 May	Final	2018 Earnings	21.50	23.65
2019 August	Additional	Accumulated Earnings	21.50	23.65
2019 October	Interim	2019 Earnings	21.50	23.65
2020 January	Interim	2019 Earnings	22.60	24.86

21.3       Other Reserves

The balance of other reserves includes the following:

Description	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(339,076,340)	(306,674,528)	(237,077,572)
Cash flow hedge reserve	(14,850,683)	(13,668,932)	(3,094,671)
Reserve for employee benefit actuarial gains or losses	(2,230,752)	(1,954,077)	(1,915,587)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Other	6,014,568	6,014,568	-
Total	76,993,851	110,854,089	185,049,228

21.3.1       Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4       Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5       Foreign currency translation reserves

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

Details	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Brazil	(102,922,548)	(99,990,343)	(90,156,924)
Argentina	(246,415,922)	(201,118,180)	(128,348,112)
Paraguay	6,133,700	8,623,849	(4,862,332)
Exchange rate differences in related companies	4,128,430	(14,189,854)	(13,710,204)
Total	(339,076,340)	(306,674,528)	(237,077,572)

The movement of this reserve for the fiscal years ended December 31, 2019 and 2018, is detailed as follows:

Details	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Brazil	15,386,079	(10,313,069)	(32,963,533)
Argentina	(45,297,742)	(72,770,068)	(19,961,899)
Paraguay	(2,490,149)	13,486,181	(15,407,785)
Exchange rate differences in related companies	-	-	-
Total	(32,401,812)	(69,596,956)	(68,333,217)

21.3.6       Consolidated statements of comprehensive income

As of December 31, 2019, 2018 and 2017, the detail of the comprehensive income and expense of the term is as follows:

	Gross Balance	Tax	Net Balance
Cash Flow for hedge (1)	(1,865,233)	683,482	(1,181,751)
Exchange rate translation differences (1)	(41,844,584)	9,295,546	(32,549,038)
Benefit relate to defined benefit plans	(379,007)	102,332	(276,675)
Total Comprenhensive income as of December 31, 2019	(44,088,824)	10,081,360	(34,007,464)

	Gross Balance	Tax	Net Balance
Cash Flow for hedge (1)	(13,151,841)	2,554,551	(10,597,290)
Exchange rate translation differences (1)	(72,455,525)	2,476,204	(69,979,321)
Benefit relate to defined benefit plans	(63,463)	16,184	(47.279)
Total Comprenhensive income as of December 31, 2018	(85,670,829)	5,046,939	(80,623,890)

	Gross Balance	Tax	Net Balance
Cash Flow for hedge (1)	(813,844)	167,348	(646,496)
Exchange rate translation differences (1)	(68,831,435)	232,666	(68,598,769)
Benefit relate to defined benefit plans	(329,477)	84,017	(245,460)
Total Comprenhensive income as of December 31, 2017	(69,974,756)	484,031	(69,490,725)

(1)	These concepts will be reclassified to the statements of income when it is settled.

The movement of comprehensive income and expense is as follows:

As of December 31, 2019:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	M$	M$	M$
Increase (decrease)	(1.724.004)	(41,844,584)	53,511
Deferred taxes	340.835	9,295,546	(14,448)
Reclassification to the result by function	118.779	-	(432,518)
Reclassification of deferred taxes related to other reserves	82.639	-	116,780
Total Changes in Equity	(1,181,751)	(32,549,038)	(276,675)
Equity holders of the parent	(1,181,751)	(32,401,812)	(276,675)
Non-Controlling interests	-	(147,226)	-
Total Changes in equity as of December 31, 2019	(1,181,751)	(32,549,038)	(276,675)

As of December 31, 2018:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	M$	M$	M$
Increase (decrease)	(63,699,788)	(72,455,525)	(334,508)
Deferred taxes	20,217,065	2,476,204	89,366
Reclassification to the result by function	48,415,956	-	271,045
Reclassification of deferred taxes related to other reserves	(15,530,523)	-	(73,182)
Total Changes in Equity	(10,597,290)	(69,979,321)	(47,279)
Equity holders of the parent	(10,597,290)	(69,592,296)	(43,150)
Non-Controlling interests	-	(387,025)	(4,129)
Total Changes in equity as of December 31, 2018	(10,597,290)	(69,979,321)	(47,279)

As of December 31, 2017:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	M$	M$	M$
Increase (decrease)	(14,172,572)	(68,831,435)	(476,044)
Deferred taxes	3,875,908	232,666	121,390
Reclassification to the result by function	13,352,835	-	146,564
Reclassification of deferred taxes related to other reserves	(3,702,667)	-	(37,370)
Total Changes in Equity	(646,496)	(68,598,769)	(245,460)
Equity holders of the parent	(646,496)	(68,333,217)	(130,555)
Non-Controlling interests	-	(265,552)	(114,905)
Total Changes in equity as of December 31, 2017	(646,496)	(68,598,769)	(245,460)

21.4       Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling Interests
	Ownership %			Shareholders’ Equity			Income
Details	2019	2018	2017	December 2019	December 2018	December 2017	December 2019	December 2018	December 2017
				ThCh$	ThCh$	ThCh$	ThCh $	ThCh $	ThCh $
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	26,342	23,260	13,765	4,183	3,633	5,590
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	2,290	2,113	2,213	409	96	711
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	5,368,470	5,378,074	5,045,792	622,188	556,112	502,945
Vital S.A.	35.0000	35.0000	35.0000	7,904,741	7,674,785	9,261,108	263,442	271,063	283,327
Vital Aguas S.A.	33.5000	33.5000	33.5000	1,803,884	1,986,493	2,117,098	105,870	36,696	151,647
Envases Central S.A.	40.7300	40.7300	40.7300	5,148,531	4,836,892	5,483,317	528,205	(20,225)	220,715
Total				20,254,258	19,901,617	21,923,293	1,524,297	847,375	1,164,935

The following tables presents summarized information regarding the Company´s subsidiaries owned by third parties as of December 31, 2019, 2018 and 2017:

December 31,2019	Embotelladora Del Atlantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	73,309,861	4,350,074	41,266,559	18,534,272	5,266,575	16,265,862
Total non-current assets	160,885,628	9,433,294	248,309,451	15,475,979	8,527,624	20,903,184
Total current liabilities	66,987,371	2,212,255	25,990,081	11,150,695	5,794,282	18,732,369
Total non-current liabilities	12,732,620	618,031	16,161,177	274,583	2,615,188	5,796,119
Net sales	384,856,368	18,509,124	158,892,010	46,818,385	18,201,656	70,633,817
Net Income	24,531,815	1,954,024	28,675,727	752,692	316,031	1,296,840

December 31,2018	Embotelladora Del Atlantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	78,222,876	4,329,932	37,309,706	16,005,424	4,616,490	13,737,336
Total non-current assets	156,224,157	9,251,880	248,751,791	16,969,708	5,287,639	12,239,333
Total current liabilities	82,148,269	2,309,810	21,870,719	11,018,878	3,803,117	13,063,735
Total non-current liabilities	15,897,476	1,169,270	16,323,385	28,298	171,184	1,041,400
Net sales	406,216,738	16,034,964	149,588,252	56,724,318	15,859,403	59,433,099
Net Income	21,304,406	458,980	25,630,364	774,466	109,539	(112,302)

December 31,2017	Embotelladora Del Atlantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	97,285,008	7,143,561	30,419,844	21,135,712	4,296,412	8,343,734
Total non-current assets	94,369,129	6,413,307	234,278,288	19,691,418	5,876,875	14,243,627
Total current liabilities	109,594,738	2,944,499	17,297,339	14,244,283	3,698,382	7,410,662
Total non-current liabilities	1,339,723	28,444	14,487,776	128,071	157,558	1,710,709
Net sales	544,585,291	20,698,427	141,277,230	68,884,622	14,642,493	39,205,943
Net Income	32,781,977	3,398,080	23,179,968	809,507	452,679	541,927

21.5       Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2019
Earnings per share	SERIES A	SERIES B
Earnings attributable to shareholders (CLP 000’s)	82,725,427	90,996,501
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	174.79	192.27

	12.31.2018
Earnings per share	SERIES A	SERIES B
Earnings attributable to shareholders (ThCh$)	46,001,994	50,601,377
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	97.20	106.92

	12.31.2017
Earnings per share	SERIES A	SERIES B
Earnings attributable to shareholders (ThCh$)	56,112,755	61,723,035
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	118.56	130.42

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a market rate corresponding to the risk of the operation. CCS are currently maintained to re-denominate debt incurred in currency and rate in USD to currency and rate in BRL. To discount future flows in BRL and USD, the Zero coupon curves of the BRL and the Zero coupon USD are used, respectively.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of December 31, 2019 and 2018, the Company held the following derivative instruments:

22.1       Derivatives accounted for as cash flow hedges:

Cross Currency Swaps associated with US Bonds

At December 31, 2019, the Company held cross currency swap derivative contracts to convert US Dollar public bond obligations of USD 360 million into Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of December 31, 2019 amounted to CLP 98,918,457 thousand. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income.

22.2. Forward currency transactions expected to be very likely:

During 2019 and 2018, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during these years. The total amount of outstanding forward contracts was USD 46.9 million as of December 31, 2019 (USD 56.8 million as of December 31, 2018).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the "other gains and losses" account.

Fair value hierarchy

As of December 31, 2019, the Company held assets for derivative contracts for CLP 99,235,662 thousand (CLP 88,116,189 thousand as of December 31, 2018) and held liabilities for derivative contracts as of December 31, 2019 for CLP 374,576 thousand (CLP 130,829 thousand as of December 31, 2018). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

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

	Fair Value Measurements at December 31, 2019
	Quoted prices in active markets	Observable market data	Unobservable market data
	for identical assets or liabilities
	(Level 1)	(Level 2)	(Level 3)	Total
	THCH$	THCH$	THCH$	THCH$
Assets
Current assets
Other current financial assets	-	317,205	-	317,205
Other non-current financial assets	-	98,918,457	-	98,918,457
Total assets	-	99,235,662	-	99,235,662
Liabilities
Current liabilities
Other current financial liabilities	-	374,576	-	374,576
Total liabilities	-	374,576	-	374,576

	Fair Value Measurements at December 31, 2018
	Quoted prices in active markets	Observable market data	Unobservable market data
	for identical assets or liabilities
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	-	669,527		669,527
Other non-current financial assets	-	87,446,662	-	87,446,662
Total assets	-	88,116,189	-	88,116,189
Liabilities
Current liabilities
Other current financial liabilities	-	130,829	-	130,829
Total liabilities	-	130,829	-	130,829

23 – LITIGATION AND CONTINGENCIES

23.1       Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1) Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 942,173. Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$ 457,576 to guaranty judicial liabilities

2) Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 66,070,162. Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees As of December 31, 2019 and 2018, amounted to ThCh$ 32,166,823 and ThCh$ 31,143,415, respectively.

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,152,911,259, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.59%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached BRL 1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for BRL 598,745,218, was settled in favor of the Company, and additionally during 2017 several trials were settled in favor of the Company in the amount for BRL 135,282,155 however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to BRL 375,286,356.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting BRL 694,085,017 (including readjustments of current lawsuits), the Company recorded a provision for the beginning of business combination accounting in the amount BRL 213,122,274 equivalent to ThCh$ 39,608,019.

b)	Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. Based on this criterion, a starting provision has been made in the accounting of the business combination for BRL 77,587,076 equivalent to ThCh$ 14,412,520.

3) Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$ 2,065,496. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4) Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$ 3,488. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2       Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets included in the financial statements:

			Committed assets		Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12-31-2019	12-31-2018
					ThCh$	ThCh$
Gas Licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade debtors and other accounts receivable	-	1,140
Transportes San Martin	Embotelladora Andina S.A.	Parent company	Cash	Trade debtors and other accounts receivable	2,805	-
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Cash	Other non-current financial assets	1,216,865	-
Inmob. e invers. supetar Ltda.	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	4,579	4,579
Maria Lobos Jamet	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	2,565	2,565
Bodega San Francisco	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	6,483	-
Employee claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Deposit in court	Other non-current non-financial assets	6,600,863	5,336,644
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Deposit in court	Other non-current non-financial assets	12,186,432	12,597,136
Government entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant & equipment	Property, Plant & Equipment	13,379,610	13,209,635
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	250	369
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	375	553
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	268	395
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	5	7
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	36,313	21,420
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	27,598	40,682
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	1,116	1,645
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	172,602	254,430
Others	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	53	78
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	2,250	3,317
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	3,128	4,612
Other lessors	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	15,289	46,169
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	422	3,013
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	360	1,592
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	3,054	4,949
Municipalidad de Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	-	72
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	76	112
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	1,401	309
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	156,759	231,077
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	-	35
Lopez Gustavo Gerardo C/Inti Saic Y Otros	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current financial assets	-	226
Tribunal Superior De Justicia De La Provincia De Córdoba	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	-	290
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	28,129	41,465
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	5,001	-
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Deposit in court	Other non-current non-financial assets	3,125	-
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	3,955	4,164
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	917	904
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	738	758
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	1,275	1,251
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant & Equipment	1,213	1,191
					33,865,874	31,816,784

Guarantees provided without obligation of assets included in the financial statements:

			Committed assets		Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2019	12.31.2018
					ThCh$	ThCh$
Employee procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	2.819.285	2,601,353
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	10.432.633	8,233,853
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	138.635.908	116,192,877
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	54.803.911	43,015,207
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Associate	Loan	Guarantor	3.715.186	3,586,095
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	3.757.062	3,236,092
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	673.854	699,502
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	506.623	182,459

24 – FINANCIAL RISK MANAGEMENT

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

Interest Rate Risk

As of December 31, 2019, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate for UF 16,457 million denominated in UF (“UF”), a currency indexed to inflation in Chile (Company sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for USD 365 million (original amount issued USD 575 million and partial prepayment in October 2019 for USD 210 million), denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps.

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

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

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

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

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

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)    Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of December 31, 2019, the Company maintains a net investment of ThCh$ 159,998,762. in Argentina, composed by the recognition of assets amounting to ThCh$ 241,470,298 and liabilities amounting to ThCh$ 81,471,536. These investments accounted for 22.0% of the Company’s consolidated sales revenues

As of December 31, 2019, the Argentine peso devalued by 32.2% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$ 309,180 and a decrease in equity of ThCh$ 4,568,317, originated by lower asset recognition of ThCh$ 7,801,317 and by lower liabilities recognition of ThCh$ 3,233,000.

a.2 Investment in Brazil

As of December 31, 2019, the Company maintains a net investment of CLP 327,782,367 thousand in Brazil, composed by the recognition of assets amounting to ThCh$ 958,328,527 and liabilities amounting to ThCh$ 630,546,160. These investments accounted for 34.8% of the Company's consolidated sales revenues.

As of December 31, 2019, the Brazilian Real devalued by 3.6% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$ 3,959,257 and a decrease in equity of ThCh$ 13,126,491, originated by lower asset recognition of ThCh$ 40,179,105 and by lower liabilities recognition of ThCh$ 27,052,614.

a.3 Investment in Paraguay

As of December 31, 2019, the Company maintains a net investment of ThCh$ 247,424,752 in Paraguay, composed by the recognition of assets amounting to ThCh$ 289,576,010 and liabilities amounting to ThCh$ 42,151,258. These investments accounted for 8.9% of the Company's consolidated sales revenues.

As of December 31, 2019, the Paraguayan Guarani devalued by 0.5% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$ 1,365,519 and a decrease in equity of ThCh$ 11,749,100 originated by lower asset recognition of ThCh$ 13,559,529 and lower liabilities recognition of ThCh$ 1,810,429.

b)        Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2019, the Company maintains a net debt position with a net liability position in USD totaling ThCh$ 258,679,281, basically composed of bonds payable and leasing contracts for ThCh$ 275,412,530 partially offset by financial assets denominated in dollars for ThCh$ 16,733,249.

All U.S. Dollar liabilities amounting to ThCh$ 275,412,530 correspond to dollar liabilities of the Chilean, Argentinean and Brazilian operations and are, therefore, exposed to the volatility of the Chilean peso against the U.S. Dollar.

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

The Company's net exposure as of December 31, 2019, to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$10,867,119.

c) Exposure of assets purchased or indexed to foreign currency

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

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

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

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More than 1 year up to 2	More than 2 years up to 3	More than 3 up to 4	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	724,370	1,439,072	786,812	44,621	44,621
Bonds payable	42,979,308	41,194,718	41,041,811	314,179,008	585,387,621
Lease obligations	8,663,557	11,228,497	10,933,557	10,817,417	18,479,429
Contractual obligations	19,108,905	63,130,570	5,654,968	4,823,313	2,499,886
Total	71,476,140	116,992,857	58,417,148	329,864,359	606,411,557

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2019	01.01.2018	01.01.2017
Details	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Direct production costs	877,716,948	759,229,954	815,455,280
Payroll and employee benefits	273,123,010	266,966,841	287,458,526
Transportation and distribution	138,486,337	137,428,173	163,361,088
Advertising	27,113,322	17,345,951	29,209,904
Depreciation and amortization	111,087,284	99,594,446	99,163,891
Repairs and maintenance	30,528,180	28,120,098	34,253,824
Other expenses	83,188,784	138,860,648	181,249,647
Total (1)	1,541,243,865	1,447,546,111	1,610,152,160

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2019	01.01.2018	01.01.2017
Details	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	265,514	1,984,547	312,470
Recovery AFIP claim	-	232,617	-
Recovery PIS and COFINS credits (1)	40,281,550	-	-
Others	400,094	392,004	238,364
Total	40,947,158	2,609,168	550,834

(1)	See Note 6 for more information regarding recovery

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2019	01.01.2018	01.01.2017
Details	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Contingencies and non-operating fees	17,690,171	10,192,495	5.377.190
Tax on bank debits	4,356,973	4,653,929	7,669,234
Write-offs, disposal and loss of Property, plant and equipment	2,978,194	262,366	3,025,497
Others	1,157,509	948,973	629,550
Total	26,182,847	16,057,763	16,701,471

28 – FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)	Financial income

	01.01.2019	01.01.2018	01.01.2017
Detail	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Interest income	3,249,550	1,046,580	8,370,338
Guaranty restatement Ipiranga acquisition	27,219	-	-
Recovery PIS and COFINS credits (1)	39,780,620	-	-
Other financial income	2,098,402	2,893,664	2,824,037
Total	45,155,791	3,940,244	11,194,375

(1)	See Note 6 for more information regarding recovery

b)	Financial costs

	01.01.2019	01.01.2018	01.01.2017
Details	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
Bond interest	38,153,036	38,547,682	42,178,816
Bank loan interest	1,337,670	1,828,588	5,553,485
Other financial costs	6,718,314	14,638,390	7,488,068
Total	46,209,020	55,014,660	55,220,369

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2019	01.01.2018	01.01.2017
Details	12.31.2019	12.31.2018	12.31.2017
	ThCh$	ThCh$	ThCh$
(Losses) gains on ineffective portion of hedge derivatives	-	(2,707,802)	(2,536,079)
Other income and expenses	2,876	(57)	(1,190)
Total	2,876	(2,707,859)	(2,537,269)

30. LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2019	12.31.2018
	THCH$	THCH$
Cash and cash equivalent	157,567,986	137,538,613
USD	16,733,249	5,917,041
EUR	9,722	51,401
CLP	78,420,966	86,121,695
BRL	46,189,977	28,040,970
ARS	3,830,199	6,726,906
PGY	12,383,873	10,680,600

Other financial assets, current	347,278	683,567
CLP	275,407	355,126
BRL	13,498	14,040
ARS	16,575	300,359
PGY	41,798	14,042

Other non-financial assets, current	16,188,965	5,948,923
USD	893,571	45,053
EUR	615,636	-
UF	410,203	78,623
CLP	5,642,901	3,589,253
BRL	1,738,793	1,275,073
ARS	3,918,728	460,125
PGY	2,969,133	500,796

Trade accounts and other accounts receivable	191,077,588	174,113,323
USD	1,431,079	863,794
EUR	-	52,332
UF	453,469	1,414,800
CLP	83,328,449	73,028,244
BRL	79,586,461	66,585,089
ARS	19,088,164	25,000,141
PGY	7,189,966	7,168,923

Accounts receivable related entities	10,835,768	9,450,263
USD	45,644	26,557
CLP	9,157,922	6,911,814
ARS	1,632,202	2,511,892

Inventory	147,641,224	151,319,709
USD	6,027,076	2,197,382
EUR	-	12,522
CLP	48,320,784	50,130,341
BRL	43,820,564	36,797,523
ARS	34,262,914	46,394,230
PGY	15,209,886	15,787,711

Current tax assets	9,815,294	2,532,056
CLP	9,815,294	-
BRL	-	2,532,056

Total current assets	533,474,103	481,586,454
USD	25,130,619	9,049,827
EUR	625,358	116,255
UF	863,672	1,493,423
CLP	234,961,723	220,136,473
BRL	171,349,293	135,244,751
ARS	62,748,782	81,393,653
PGY	37,794,656	34,152,072

NON-CURRENT ASSETS	12.31.2019	12.31.2018
	ThCh$	ThCh$
Other non-current financial assets	110,784,311	97,362,295
UF	1,216,865	-
BRL	98,918,457	87,446,661
ARS	10,648,989	9,915,634

Other non-current, non-financial assets	125,636,150	34,977,264
USD	-	22,917
UF	318,533	314,283
CLP	47,531	47,532
BRL	122,922,979	32,070,120
ARS	2,223,600	2,315,682
PGY	123,507	206,730

Accounts receivable, non-current	523,769	1,270,697
UF	465,371	1,204,097
ARS	636	90
PGY	57,762	66,510

Accounts receivable related entities, non-current	283,118	74,340
CLP	283,118	74,340

Investments accounted for using the equity method	99,866,733	102,410,945
CLP	49,703,673	50,136,221
BRL	50,163,060	52,274,724
ARS	-	-

Intangible assets other than goodwill	675,075,375	668,822,553
USD	3,959,421	4,960,399
CLP	307,324,953	306,508,710
BRL	189,240,893	182,657,545
ARS	2,708,445	2,101,571
PGY	171,841,663	172,594,328

Goodwill	121,221,661	117,229,173
CLP	9,523,767	9,523,767
BRL	74,653,328	72,059,356
ARS	29,750,238	28,318,129
PGY	7,294,328	7,327,921

Property, plant & equipment	722,718,863	710,770,968
USD	-	-
EUR	-	381,732
CLP	282,861,852	271,625,978
BRL	251,080,517	252,674,783
ARS	119,784,304	117,532,176
PGY	68,992,190	68,556,299

Deferred tax assets	1,364,340	-
CLP	1,364,340	-

Total non-current assets	1,857,474,320	1,732,918,235
USD	3,959,421	4,983,316
EUR	-	381,732
UF	2,000,769	1,518,380
CLP	651,109,234	637,916,548
BRL	786,979,234	679,183,189
ARS	165,116,212	160,183,282
PGY	248,309,450	248,751,788

	12.31.2019			12.31.2018
CURRENT LIABILITIES	Up to 90 days	90 days up to1 year	Total	Up to 90 days	90 days up to1 year	Total
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Other financial liabilities, current	9,719,894	30,873,984	40,593,878	9,377,421	46,737,556	56,114,977
USD	55,388	3,147,441	3,202,829	130,829	3,304,011	3,434,840
UF	7,535,228	11,836,936	19,372,164	7,831,899	10,536,509	18,368,408
CLP	842,221	11,700,946	12,543,167	-	9,681,676	9,681,676
BRL	1,153,072	2,119,141	3,272,213	1,413,622	20,833,877	22,247,499
ARS	75,060	704,921	779,981	1,071	1,357,285	1,358,356
PGY	58,925	1,364,599	1,423,524	-	1,024,198	1,024,198

Trade accounts and other accounts payable, current	228,259,216	15,441,337	243,700,553	234,715,484	3,394,363	238,109,847
USD	10,049,567	-	10,049,567	14,514,082	-	14,514,082
EUR	2,024,156	-	2,024,156	4,311,724	59,951	4,371,675
UF	2,044,871	-	2,044,871	192,055	-	192,055
CLP	84,602,547	15,441,337	100,043,884	81,099,246	3,334,412	84,433,658
BRL	75,051,089	-	75,051,089	68,940,973	-	68,940,973
ARS	40,826,489		40,826,489	54,846,437	-	54,846,437
PGY	13,660,497	-	13,660,497	10,805,605	-	10,805,605
Other currencies	-	-	-	5,362	-	5,362

Accounts payable to related entities, current	53,637,601	-	53,637,601	45,687,476	140,383	45,827,859
USD	-		-	-	-
CLP	28,471,399	-	28,471,399	27,729,583	140,383	27,869,966
BRL	19,279,132	-	19,279,132	12,478,179	-	12,478,179
ARS	5,887,070	-	5,887,070	5,479,714	-	5,479,714
PGY	-	-	-	-	-	-

Other current provisions	1,637,799	431,185	2,068,984	1,789,275	1,696,338	3,485,613
CLP	1,637,799	427,697	2,065,496	1,789,275	1,681,178	3,470,453
PGY	-	3,488	3,488	-	15,160	15,160

Current tax liabilities	3,097,223	3,665,044	6,762,267	4,302,370	5,036,242	9,338,612
CLP	896,975	-	896,975	4,302,370	1,184,842	5,487,212
BRL	2,107,381	-	2,107,381	-	-	-
ARS	92,867	3,446,054	3,538,921	-	2,980,634	2,980,634
PGY	-	218,990	218,990	-	870,766	870,766

Employee benefits current provisions	26,513,813	11,879,041	38,392,854	10,189,264	23,021,715	33,210,979
CLP	1,241,603	5,509,351	6,750,954	1,177,114	4,854,163	6,031,277
BRL	20,681,694	-	20,681,694	-	17,180,455	17,180,455
ARS	4,590,516	5,260,142	9,850,658	9,012,150	-	9,012,150
PGY	-	1,109,548	1,109,548	-	987,097	987,097

Other current non-financial liabilities	328,441	26,173,774	26,502,215	1,346,839	32,427,375	33,774,214
CLP	327,847	26,064,658	26,392,505	869,964	32,276,377	33,146,341
ARS	594	5,286	5,880	476,875	-	476,875
PGY	-	103,830	103,830	-	150,998	150,998

Total current liabilities	323,193,987	88,464,365	411,658,352	307,408,129	112,453,972	419,862,101
USD	10,104,955	3,147,441	13,252,396	14,644,911	3,304,011	17,948,922
EUR	2,024,156	-	2,024,156	4,311,724	59,951	4,371,675
UF	9,580,099	11,836,936	21,417,035	8,023,954	10,536,509	18,560,463
CLP	118,020,391	59,143,989	177,164,380	116,967,552	53,153,031	170,120,583
BRL	118,272,368	2,119,141	120,391,509	82,832,774	38,014,332	120,847,106
ARS	51,472,596	9,416,403	60,888,999	69,816,247	4,337,919	74,154,166
PGY	13,719,422	2,800,455	16,519,877	10,805,605	3,048,219	13,853,824
Other currencies	-	-	-	5,362	-	5,362

	12.31.2019				12.31.2018
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, non-current	34,794,568	299,661,490	408,870,999	743,327,057	28,642,101	276,409,074	411,512,603	716,563,778
USD	509,366	271,700,335	-	272,209,701	-	250,976,154	-	250,976,154
UF	22,584,954	24,627,105	400,393,581	447,605,640	25,634,958	23,105,123	402,045,609	450,785,690
CLP	7,926,056	-	-	7,926,056	-	-	-	-
BRL	3,319,514	3,334,050	8,477,418	15,130,982	3,007,143	2,327,797	9,466,994	14,801,934
ARS	55,222	-	-	55,222	-	-	-	-
PGY	399,456	-	-	399,456	-	-	-	-

Accounts payable, non-current	619,587	-	-	619,587	735,665	-	-	735,665
USD	-	-	-	-	585,289	-	-	585,289
CLP	618,509	-	-	618,509	148,680	-	-	148,680
ARS	1,078	-	-	1,078	1,696	-	-	1,696

Accounts payable related entities	19,777,812	-	-	19,777,812	-	-	-	-
BRL	19,777,812	-	-	19,777,812	-	-	-	-

Other provisions, non-current	968,404	66,070,162	-	67,038,566	3,448,042	55,518,871	-	58,966,913
CLP	-	-	-	-	2,500,000	-	-	2,500,000
BRL	-	66,070,162	-	66,070,162	-	55,518,871	-	55,518,871
ARS	968,404	-	-	968,404	948,042	-	-	948,042

Deferred Tax liabilities	12,834,788	49,848,536	106,766,423	169,449,747	16,607,605	101,512,040	27,126,303	145,245,948
UF	-	-	1,298,050	1,298,050	-	-	-	-
CLP	1,449,404	181,418	90,271,026	91,901,848	497,175	81,630,530	11,899,975	94,027,680
BRL	-	49,667,118	-	49,667,118	-	19,881,510	-	19,881,510
ARS	11,385,384	-	-	11,385,384	16,110,430	-	-	16,110,430
PGY	-	-	15,197,347	15,197,347	-	-	15,226,328	15,226,328

Employee benefits non-current provisions	1.114.051	148,954	8,910,349	10,173,354	742,297	240,148	8,433,096	9,415,541
CLP	461,587	148,954	8,910,349	9,520,890	230,528	240,148	8,433,096	8,903,772
ARS	88,090	-	-	88,090	-	-	-	-
PGY	564,374	-	-	564,374	511,769	-	-	511,769

Total non-current liabilities	70,109,210	415,729,142	524,547,771	1,010,386,123	50,175,710	433,680,133	447,072,002	930,927,845
USD	509,366	271,700,335	-	272,209,701	585,289	250,976,154	-	251,561,443
UF	22,584,954	24,627,105	401,691,631	448,903,690	25,634,958	23,105,123	402,045,609	450,785,690
CLP	10,455,556	330,372	99,181,375	109,967,303	3,376,383	81,870,678	20,333,071	105,580,132
BRL	23,097,326	119,071,330	8,477,418	150,646,074	3,007,143	77,728,178	9,466,994	90,202,315
ARS	12,498,178	-	-	12,498,178	17,060,168	-	-	17,060,168
PGY	963,830	-	15,197,347	16,161,177	511,769	-	15,226,328	15,738,097

31 – SUBSEQUENT EVENTS

i)    On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million. The use of proceeds from this operation will be for general corporate purposes which could include the eventual payment of existing liabilities, financing of potential acquisitions and improving the liquidity of the Company. The transaction consisted of issuing a 30-year bond totaling USD 300 million with a bullet structure and an annual coupon rate of 3.950%.

At the same time, derivatives (Cross Currency Swaps) have been contracted hedging 100% of the bond's financial liabilities that are denominated in U.S. dollars by redenominating that liability to UF.

ii)   On February 24, 2020, the tax reform was approved in Chile, which becomes effective immediately, however, most of the effects will begin to materialize in the 2021 Income Tax Statement, the Company will assess the possible impacts in the relevant period.

iii)  As a result of the impact that the ongoing COVID-19 pandemic is having across the world, including its more recent outbreak in the countries where we operate, we have taken measures necessary to protect the health and safety of our employees and to ensure the continuity of our operations. Among the measures we have taken are the following:

•	the launch of a campaign to educate our employees on actions to be taken to avoid the spread of the virus;
•	sending home any employee that has been exposed to the virus;
•	implementation of additional cleaning protocols for our facilities;
•	modifying certain work practices and activities, without affecting our operational standards; for instance, home office has been implemented for those employees whose work can be performed remotely, and domestic and international traveling has been canceled; and
•	providing personal protection and cleaning products (including face masks and sanitizers) to those employees who need to keep working at our plants and distribution centers or in the transportation of our products.

Beginning mid-March 2020, governments around the world, including in the countries where we operate, have adopted extraordinary measures to contain the spread of COVID-19 and reduce infection rates, including, in some cases, the closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a temporary restriction on workforce reductions. These government measures are affecting our Company and our customers. As these measures become more restrictive or are extended in time, our Company’s priority will continue to be to protect the health and safety of our employees and to continue operating to serve our customers and communities in the best way we can. To date, our operations have not been required to close and we are not aware of the virus affecting any significant part of our workforce.

Since mid-March 2020, as a result of the ongoing COVID-19 pandemic and government measures to contain the virus, we have experienced volatility in our sales volume across our channels. During this period, we have experienced, on a consolidated basis, a sharp decline in sales volumes in our on premise channel, which primarily consists of restaurants, bars and similar establishments that have been temporarily shut down by government measures. We have also experienced a decline in our wholesale channel and more moderate overall declines in our supermarkets and traditional channels. These changes in our sales volumes, however, have varied significantly across the four countries where we operate. Because these changes in sales volumes are very recent, and the pandemic and government measures are evolving rapidly, we believe it is too soon to draw conclusions about longer term trends in consumer spending patterns and how they may affect our future operating and financial results.

Due to uncertainties regarding the COVID-19 pandemic and government restrictions, including how long these conditions may persist, and uncertainties regarding the effects they will have on our sales volumes and our business in general, we cannot predict accurately the ultimate financial impact on our Company. In any event, we estimate that we will not face liquidity constraints, or difficulties in complying with covenants under our debt instruments. We do not anticipate any significant provisions or impairments at this time. In addition, we are reviewing our investment and expense plan for the year to adapt it to these new trends.

No other events have occurred after December 31, 2019 that may significantly affect the Company's consolidated financial situation.