Form 20-F
period 2020-12-31
ANDINA BOTTLING CO INC
filed 2021-04-28
CIK 925261

As filed with the Securities and Exchange Commission on April 28, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

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

☒ Yes ☐No

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

+†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes ☐ No

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

☐ Yes ☒ No

INTRODUCTION

Certain Definitions

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

•	the “Company,” “we,” “our,” “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;

•	“Andina Argentina” means our subsidiary, Embotelladora del Atlántico S.A., or EDASA;

•	“Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;

•	“AEASA” means our subsidiary, Andina Empaques Argentina S.A.;

•	“EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;

•	“PARESA” means our subsidiary, Paraguay Refrescos S.A.;

•	“Envases CMF” means our affiliate, Envases CMF S.A.;

•	“ECSA” means our subsidiary, Envases Central S.A.;

•	“Vital Jugos” means our subsidiary, VJ S.A., previously known as Vital S.A. and subsequently Vital Jugos S.A.;

•	“VASA” means our subsidiary, Vital Aguas S.A.;

•	“TAR” means our subsidiary, Transportes Andina Refrescos Ltda.;

•	“The Coca-Cola Company” means The Coca-Cola Company and its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil, and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina;

•	the “Chilean territory” means the regions of Antofagasta, Atacama, Coquimbo, Metropolitan Region of Santiago, Aysén and Magallanes and the Chilean Antartic and the provinces of Cachapoal and San Antonio;

•	the “Brazilian territory” means the greater part of the State of Rio de Janeiro, the totality of the State of Espírito Santo and parts of the state of São Paulo and the state of Minas Gerais;

•	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Santa Fe, Entre Ríos, La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego as well as the western part of the province of Buenos Aires; and,

•	the “Paraguayan territory” means the country of Paraguay.

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

The Company’s consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

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

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2018, 2019 and 2020 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

•	First adoption of a hyperinflationary economy was in 2018: Losses and gains by correction of current non-monetary items the previous year were recorded in accumulated results as of January 1, 2018.

•	Statement of financial position (balance sheet): Non-monetary items are expressed in the current currency at the balance sheet date and translated to the presentation currency of the closing exchange rate. Losses and gains are included in net earnings (fiscal year income).

•	Income statement: Income statement items are expressed in the current currency unit at the end of the reporting period, using the variation of the general price index from the date on which the expenses and revenues were accrued, and translated to the presentation currency at closing exchange rate.

•	Cash flow statement: Cash flow statement items are expressed in the current currency unit at the end of the reporting period and translated to the presentation currency at closing exchange rate.

For more information on the effects of the hyperinflationary environment in Argentina see note 2.5 of our consolidated financial statements included herein.

Unless otherwise specified, our financial data is presented herein in Chilean pesos.

Forward-Looking Statements

This annual report includes forward looking statements, principally under the captions “Item 4. Information on the Company—Part B. Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Examples of such forward-looking statements include:

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

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially and adversely from those expressed in our forward-looking statements:

•	changes in general economic, business, political or other conditions in the regions where we operate;

•	the impact of the ongoing COVID-19 pandemic and government measures aimed at limiting the spread of the virus;

•	changes in the legal and regulatory framework of the beverage sector in the regions where we operate;

•	the monetary and interest rate policies of the central banks of the countries in which we operate;

•	unanticipated movements or volatility in interest rates, foreign exchange rates, inflation, equity prices or other rates or prices;

•	changes in taxes;

•	our inability to hedge certain risks economically;

•	potential effects of weather conditions, earthquakes, tsunamis or other natural disasters;

•	the outcome of litigation against us;

•	the nature and extent of competition in the beverage industry in Latin America and the effect of competition on the prices we are able to charge for our products;

•	volatility and fluctuations in demand for our products and the effect of such changes on the volume that we are able to sell and the price that we are able to charge for our products;

•	capital and credit market conditions, including the availability of credit changes in interest rates;

•	delays in the development of our projects, changes to our investment plans, due to changes in demand, authorizations, etc.; and

•	the factors described under “Risk Factors”.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved.

The selected financial data previously required by Item 3.A of Form 20-F has been omitted in reliance on SEC Release No. 33-10890, Management’s Discussion and Analysis, Selected Financial Data and Supplementary Financial Information.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Summary of Risk Factors

The following summarizes some, but not all, of the principal risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this annual report on Form 20-F for a detailed description of these and other risks.

•	We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations; and changes in this relationship may adversely affect our business.

•	The beverage business environment is changing rapidly, including as a result of epidemic diseases such as the recent outbreak of the COVID-19 pandemic, and increased health and environmental concerns, and if we do not address evolving consumer product and shopping preferences, our business could suffer.

•	Increased concern about the health effects of sugar and other sweeteners in beverages could result in changes to the beverage business.

•	Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.

•	If our raw material costs increase, including as a result of U.S. dollar/local currency exchange risk and price volatility, our profitability may be affected.

•	Instability in the supply of utility services and oil prices may adversely impact our results of operations.

•	Water scarcity and poor water quality could adversely impact our production costs and capacity.

•	Significant additional labeling or warning requirements may inhibit sales of our products.

•	Our business may be adversely affected if we are unable to maintain brand image and product quality.

•	Trademark infringement could adversely impact our beverage business.

•	Weather conditions or natural disasters may adversely affect our business.

•	Our business is subject to risks arising from the ongoing COVID-19 pandemic.

•	If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

•	Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect our financial performance.

•	Our business may be adversely affected if we fail to renew collective bargaining labor agreements on satisfactory terms or experience strikes or other labor unrest.

•	Our business is subject to extensive regulation, which is complex and subject to change.

•	Our business is subject to increasing environmental regulation, which may result in increases in our operating costs or adverse changes in consumer demand.

•	The countries in which we operate may adopt new tax laws or modify existing laws to increase taxes applicable to our business or reduce existing tax incentives.

•	A devaluation of the currencies of the countries where we have our operations, with regard to the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos.

•	The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity.

You should carefully consider the following factors in addition to the other information set forth in this annual report on Form 20-F. Any of the following risks, if they materialize, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Relating to our Company

We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations; and changes in this relationship may adversely affect our business.

The Coca-Cola Company has substantial influence on the conduct of our business. The interests of The Coca-Cola Company may be different from the interests of our other shareholders. 68% and 65% of our net sales for 2019 and 2020, respectively, were derived from the distribution of soft drinks under The Coca-Cola Company trademarks, while 22% and 18% of our net sales for 2019 and 2020, respectively, were derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. In addition, The Coca-Cola Company currently owns, directly or through its subsidiaries, 14.65% of our Series A shares (representing 7.33% of our total shares) and benefits from certain rights under a shareholders’ agreement. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and The Coca-Cola Company. The Coca-Cola Company has the ability to exert a substantial influence on the business of the Company through its rights under the bottler agreements. According to the bottler agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola concentrate that they sell to us. The Coca-Cola Company may in the future increase the price we pay for the concentrate, increasing our costs. The Coca-Cola Company also monitors our prices and has the right to review and approve our marketing, operating and advertising plans. These factors may impact our profit margins, which could adversely affect our net income and results of operations.

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

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We currently are party to four bottler agreements: one agreement for Chile, which expires in 2023, one agreement for Brazil, which expires in 2022, one agreement for Argentina, which expires in 2022, and one agreement for Paraguay, which expires in March 2022. We cannot provide any assurance that our bottler agreements will be maintained or renewed upon their termination. Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would prevent us from selling Coca-Cola trademark beverages in the affected territory, which would have a material adverse effect on our business, financial condition and results of operation.

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

The beverage business environment is changing rapidly, including as a result of epidemic diseases such as the recent outbreak of the COVID-19 pandemic, and increased health and environmental concerns, and if we do not address evolving consumer product and shopping preferences, our business could suffer.

The beverage business environment in our territories is dynamic and constantly evolving rapidly as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns, shifting consumer preferences and needs; changes in consumer lifestyles, especially as affected by the COVID-19 pandemic; concerns regarding location of origin or source of ingredients and raw materials, and the environmental and sustainability impact of the product manufacturing process; consumer shopping patterns that are changing with the digital revolution; consumer emphasis on transparency related to our products and packaging; and competitive product and pricing pressures. While we have reduced the amounts of sugar in multiple beverages across our portfolio and increased availability of low or no-calorie soft drinks, if we are unable to successfully adapt in this environment, our participation in the sales of beverages and financial results in general would be negatively affected.

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

The outbreak of the Novel Coronavirus 2019 (COVID-19), which was declared by the World Health Organization to be a “public health emergency of international concern”, has spread across most of the world. Countries around the world have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay-at-home advisories and orders, implementing quarantines and similar actions. The impact to date of the COVID-19 pandemic on global economic conditions has significantly increased economic uncertainty and is likely to have caused a global recession. We cannot predict how long the COVID-19 pandemic will continue or how long current or future governments’ restrictions will remain in place. Furthermore, even if the outbreaks of COVID-19 subside, we cannot predict whether subsequent outbreaks, including from new variants of the virus, will reoccur, or whether governments will implement longer-term measures that continue to affect industries.

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

In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. In 2019, different bills seeking to restrict the generation of single-use plastic products and regulate plastics in Chile were consolidated in one bill and introduced for consideration by the Chilean Congress. The bill would consider specific regulations for single-use plastic bottles and refillables. During 2020, the bill was approved by the Senate, and currently is under discussion at the House of Representatives. However, we cannot predict whether this bill will pass. If enacted, this bill may have an adverse effect on our results of operations.

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

For example, in Chile on September 29, 2014 Law No. 20,780 was enacted which was subsequently amended by Law No. 20,899, on February 8, 2016 (the “Tax Reform”). The Tax Reform introduced a new tax regime for corporations, the Semi-Integrated Regime established in article 14(B) of the Chilean Income Law, increasing the tax burden, among other changes. For companies such as Andina, the latest reform introduced in Chile (by Law 21.210 of February 2020) maintains corporate tax and withholding tax rates on dividends.

In Argentina in December 2017, a tax reform was passed, which came into force in 2018. The most important consequence for the Company is the reduction in the previous income tax rate from 35% to 30% for the fiscal years 2018 and 2019 and from 2020 onwards the rate decreases to 25%. However, this reduction is only available when profits are reinvested. In addition, a tax of 7% must be paid at the time of distribution of dividends for the first two years and 13% from 2020 onwards. The Argentine government had suspended the corporate income tax rate decrease previously contemplated for fiscal years 2020 and 2021. As a result, the corporate income tax rate has remained at 30% and the income tax rate on dividends has remained at 7%. In addition, a bill was introduced in the Argentinian Congress to amend and increase the corporate income tax rate from 30% to 35% on companies with income in excess of AR$20,000,000, while taxes on dividends would continue to be taxed at 7%. If the bill is approved, the increased tax rate may apply for fiscal year 2021. In relation to gross income tax, in 2019 there was a 0.5% average reduction in the gross income tax rate for industry activity in provinces of Argentina where Andina has no productive plants, while the 0.5% reduction planned for 2020 was suspended and continues suspended for 2021. Municipal rates in 2019 and so far as of the date of this annual report, remain unchanged, with few insignificant exceptions.

Andina Argentina enjoys the benefit of a zero-tax rate on gross income in the province of Córdoba until 2030 under a new industrial promotion granted on August 31, 2020. For further information, see also “Risks Relating to Brazil – Changes in tax laws may increase our tax burden and reduce tax incentives and, as a result, negatively affect our profitability.”

Brazilian tax proceedings may result in a significant tax liability.

Our subsidiary Rio de Janeiro Refrescos Ltda. is party in several tax proceedings in which the Brazilian federal tax authorities argue the alleged existence of liabilities associated with value added tax on industrialized products for an approximate total amount of R$ 2,471 billion (equivalent to approximately US$475.49 million). These proceedings are at different administrative as well as judicial procedural stages. We disagree with the Brazilian tax authorities’ position and believe that Rio de Janeiro Refrescos Ltda. is entitled to claim Imposto sobre Produtos Industrializados (IPI) tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that Rio de Janeiro Refrescos Ltda.’s likelihood of loss in most of these proceedings is classified as possible to remote (i.e., approximately 30%). Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is difficult to predict their final resolution or any other negative repercussions from this dispute with the Brazilian tax authorities to The Coca-Cola Company or its bottling companies in Brazil, including our Brazilian subsidiaries.

The modifications to the beer distribution agreement with Heineken in Brazil may not be approved by the Brazilian antitrust authorities, which could adversely affect our results of operations.

In July 2017 Heineken Brazil notified us of the termination of the agreement by virtue of which Rio de Janeiro Refrescos Ltda. distributes Heineken and Amstel branded beers, among others, within its franchise territories, effective as of March 2022. The termination of this agreement will adversely affect our results. During 2020, however, the Coca-Cola system in Brazil and Heineken reached an agreement to redesign their distribution partnership in Brazil. As per the agreement, expected to become effective mid-2021, the Coca-Cola system in Brazil will continue to offer the Kaiser, Bavaria and Sol brands, and will complement this portfolio with the Eisenbahn brand and certain other brands. Additionally, as part of the redesign of the distribution partnership, the agreement allows the Coca-Cola system bottlers in Brazil to distribute and produce other national or international brands, in certain percentages and under certain conditions. We estimate that initially the brands portfolio under the modified agreement will represent approximately 26% of the volume under the previous agreement with Heineken, based on sales volume during 2020. The modified agreement is subject to antitrust approval. Consequently, our business and results of operations may be adversely affected if we are unable to obtain the necessary authorizations to implement the modified agreement with Heineken.

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

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. During 2019 and 2020, 35% and 34% of the Company’s net sales were generated in Brazil, 22% and 19% in Argentina, and 9% and 9% in Paraguay, while 34% and 33% of Adjusted EBITDA was generated in Brazil, 16% and 14% in Argentina, and 12% and 14% in Paraguay, respectively. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results and financial condition of the Company, which are reported in Chilean pesos.

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

Risks Relating to Chile

Our growth and profitability depend significantly on economic conditions in Chile.

Our operations in Chile represented 37.7% and 47.8% of our assets as of December 31, 2019 and December 31, 2020, respectively, and 34.2% and 38.0% of our net sales for 2019 and 2020, respectively. Accordingly, our business, financial condition, and results of operations depend, to a considerable extent, upon economic conditions in Chile.

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

According to data published by the Central Bank, the Chilean economy grew at a rate of 1.3% in 2016, 1.5% in 2017, 4.0% in 2018 and 1.1% in 2019and in 2020 it contracted 5.8%, as a result of the impact of the COVID-19 pandemic. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

•	political or economic developments in or affecting Chile;

•	the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;

•	tax rates and policies;

•	regulatory changes or administrative practices of Chilean authorities;

•	the Chilean constitutional process, and the impact of a new Chilean Constitution, if approved;

•	government restrictions in response to the COVID-19 pandemic and authorities, capacity to keep the pandemic under control;

•	inflation and governmental policies to combat inflation;

•	currency exchange movements; and

•	global and regional economic conditions.

We cannot assure you that the future development of the Chilean economy will not impair our ability to successfully carry out our business plan or materially adversely affect our business, financial condition or results of operations.

Civil unrest in Chile, the approval by the general public to draft a new Constitution and the health conditions resulting from COVID-19 have had and could have in the future a significant adverse effect on the general economic conditions in Chile and our business, results of operations and financial condition.

Beginning in October 2019, widespread protests have taken place in Chile. This began with the government's announcement of an increase in subway fares in Santiago and quickly grew into broader unrest over economic inequality in the country. Demonstrations spread across the country and resulted in violent and, sometimes, fatal acts, as well as significant damage to public and private property. The Congress of Chile, as a measure to address the protests, agreed to submit to the general public the approval of a potential reform to the Constitution. On October, 2020, Chile held a referendum whereby nearly 80% of voters opted to replace the Constitution and to have a new constitution drafted by a special constitutional convention comprised of 155 citizens to be elected in April 2021 solely for that task. Upon its drafting and approval by two-thirds of the constitutional convention’s members, the final draft of the new constitution will be submitted to a further public referendum expected to be held during 2022 for its approval or rejection by absolute majority vote.

During 2020 the country was affected by the COVID-19 pandemic, resulting in countless fatalities and an economic crisis caused, in part, by government restrictions aimed at continuing the spread of the virus. Significant measures have been taken to support households and businesses, both tax incentives and social assistance contributions were made, and a 10% two-time withdrawal of pension plan savings was approved. However, developments in the economy during the last quarter of 2020 were less favorable than projected due to new health restrictions and a slow recovery in the sectors most affected, which has negatively impacted the dynamism of the economic recovery and is expected to have a significant effect on consumption and trade-related activities in 2021. At the same time, government fiscal stimulus is expected to continue, in line with the approved budget, and Chile's economy is expected to receive a significant external boost, with copper price averaging increasing significantly.

We cannot predict the extent to which Chile's economy will be affected by civil unrest, the uncertainty of a new Constitution, or the effects of the pandemic and government restrictions to contain the spread of the virus, nor can we predict whether government policies enacted in response to these situations will have a negative impact on Chilean economy. Despite looting at our distribution center in Puente Alto, our operations have not been affected by the protests and vandalism in any material respect to date. Additionally, despite the imposition of the changes and our operations to mitigate the potential spread of the virus, and changes in consumption patterns, our financial results have not been significally impacted. We cannot assure these or similar future developments will not affect our production and logistics infrastructure in the future.

The Chilean peso is subject to depreciation and volatility, which could adversely affect our business.

The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. The main drivers of exchange rate volatility in past years were the significant fluctuations of commodity prices, as well as general uncertainty and trade imbalances in the global markets. The Chilean peso appreciated by 6% and 8% during 2016 and 2017, respectively, depreciated by 13% and 8% during 2018 and 2019 and appreciated by 5% in 2020, compared to the previous year's closing exchange rate of the US dollar in nominal terms.

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

Although Chilean inflation has decreased in recent years, Chile has experienced significant levels of inflation in the past. The rates of inflation in Chile, which in 2016, 2017, 2018, 2019 and 2020 were 2.7%, 2.3%, 2.6%, 3.0% and 3.0%, respectively, as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics, could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations if we are unable to increase our prices in line with inflation. We cannot assure you that Chilean inflation will not increase in the future.

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

Our operations in Brazil represented 40.1% and 32.4% of our assets as of December 31, 2019 and December 31, 2020, respectively, and 34.8% and 34.2% of our net sales for 2019 and 2020, respectively. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, developments in economic conditions in Brazil, and measures taken by the Brazilian government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

The Brazilian economy has historically been characterized by unstable economic cycles and interventions by the Brazilian government. Brazilian GDP contracted by 3.3% in 2016, grew by 1.3%, 1.8% and 1.4% in 2017, 2018 and 2019, respectively, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica). According to the Brazilian Institute of Geography and Statistics, the Brazilian GDP contracted by 4.1% in 2020. The Brazilian government has often changed monetary, taxation and other policies to influence the course of Brazil’s economy. Our business, results of operations and financial condition may be adversely affected by, among others, the following factors:

•	expansion or contraction of the Brazilian economy;

•	exchange rate fluctuations;

•	high inflation rates;

•	changes in fiscal or tax policies;

•	changes in monetary policy, including an increase in interest rates;

•	exchange control policies and restrictions on remittances abroad;

•	investment levels;

•	liquidity of domestic capital and credit markets;

•	employment levels and labor and social security regulations;

•	energy or water shortages or rationalization;

•	changes in environmental regulation;

•	government restrictions in response to the COVID-19 pandemic and the capacity of authorities to keep the pandemic under control;

•	social and political instability; and

•	other developments in or affecting Brazil.

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

Jair Bolsonaro was elected as the President of Brazil in October 2018. His election led to a market recovery and the recovery of the value of the local stock market. However, we cannot assure that this confidence in the market will remain, nor that the policies promoted by this government will be beneficial to the economy or our business. A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s fiscal condition and budget, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil.

Brazil has historically experienced high rates of inflation, including periods of hyperinflation before 1995. Several measures have been implemented by the Brazilian government in an effort to curb rising inflation, but we cannot predict whether these policies will be effective. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, “IBGE”), Brazilian annual rates of inflation for consumer prices were 6.3% in 2016, 3.0% in 2017, 3.8% in 2018, 4.3% in 2019, and 4.5% in 2020.

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

The Brazilian currency has been subject to significant fluctuations over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange market and floating exchange rate systems. Although long-term devaluation of the real is generally related to the rate of inflation in Brazil, the devaluation of the real over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. The Brazilian real appreciated 17% during 2016 and depreciated 2%, 17%, 4%, and 29% during 2017, 2018, 2019 and 2020, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar in nominal terms.

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

(1) 20% IPI rate until August 2018;

(2) 4% IPI rate from September to December 2018;

(3) 12% IPI rate in the first half of 2019;

(4) 8% IPI rate from July to September 2019;

(5) 10% IPI rate from October to December 2019;

(6) 4% IPI rate from January to May 2020;

(7) 8% IPI rate from June to November 2020;

(8) 4% IPI rate from December 2020 to January 2021; and

(9) 8% IPI rate from February 2021 onwards.

Any further reductions of the IPI may adversely affect our financial condition and results of operations.

Given the high tax burden in Brazil, federal and state authorities of that country offer a series of significant tax incentives to certain territories and/or localities in order to attract investment, particularly for manufacturers and other companies operating and investing in Brazil. Coca-Cola Andina Brazil has received some of these tax incentives and its results have been positively affected by these incentives. Although these incentives have generally been renewed in the past, we cannot assure that they will continue to be renewed in the future. Current tax incentives from the State of Rio de Janeiro in connection with the development and construction of the Duque de Caxias production plant expired in October 2020 and were not renewed, resulting in a negative impact of R$41.9 million in 2020 when compared to 2019. Termination, non-extension or non-renewal of tax incentives could have a material adverse effect on our business, financial condition and results of operation.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

Our operations in Argentina represented 10.1% and 8.8% of our assets as of December 31, 2019 and December 31, 2020, respectively, and 22.2% and 18.8% of our net sales for 2019 and 2020, respectively. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. According to the National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, or “INDEC”), Argentine GDP contracted in real terms by 2.1% in 2016, grew by 2.8% in 2017 and contracted by 2.6% and 2.1% in 2018 and 2019, respectively. During 2020, Argentine GDP decreased by 9.9% compared to the previous year according to the INDEC.

Argentine economic conditions are dependent on a variety of factors, including the following:

•	domestic production, international demand and prices for Argentina’s principal commodity exports;

•	the competitiveness and efficiency of domestic industries and services;

•	the stability and competitiveness of the Argentine peso against foreign currencies;

•	the rate of inflation;

•	the government’s fiscal deficits;

•	the government’s public debt levels;

•	government restrictions in response to the COVID-19 pandemic and the capacity of authorities to keep the pandemic under control;

•	foreign and domestic investment and financing; and

•	governmental policies and the legal and regulatory environment.

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

In October 2019, Argentine presidential, legislative and certain provincial and municipal governments elections were held and Alberto Fernández was elected president. The new administration took office in December 2019. Certain members of the current government coalition, including president Alberto Fernández and vice president Cristina Fernández de Kirchner, were part of administrations which in the past were characterized by high levels of government intervention and policies at times disadvantageous to investors and the private sector. As a result, there is uncertainty regarding the policies and changes in regulation that the current Argentine government will implement. In December 2019, the government passed a law granting emergency powers to the executive branch, among other measures. We cannot predict what policies this government will implement under these emergency powers.

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

Argentina has experienced high levels of inflation in recent decades. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Argentina continues to face high inflationary pressures. The INDEC in 2017 reported that the consumer price index (índice de precios al consumidor or “CPI”) increased 24.8%, while the wholesale price index (índice de precios internos al por mayor or “WPI”) increased 18.8%. In 2018, the INDEC registered a variation in the CPI of 47.6% and an increase in WPI of 73.5%. In 2019, the INDEC registered an increase in CPI of 53.7%, while the WPI increased 58.5%. In 2020, the INDEC registered an increase in CPI of 42.0%, while the WPI increased 35.4%.

During 2018, 2019 and 2020, Argentina met the criteria to be considered a hyperinflationary economy as provided by IAS 29 guidelines, which include, among other characteristics, a cumulative inflation rate over three years that approaches or exceeds 100%. Accordingly, IAS 29 must be applied for financial statements for fiscal years ending on or after July 1, 2018. IAS 29 requires non-monetary assets and liabilities, shareholders’ equity and comprehensive income to be restated in terms of a measuring unit current at the period end. IAS 29 also requires the use of a general price index to reflect changes in purchasing power. As a result, since July 2018, we began to apply IAS 29 in the preparation of our financial statements and report the results of our operations in Argentina as if this economy was hyperinflationary from January 1, 2018. In addition, by application of IAS 29, we had to translate figures in Argentine pesos to Chilean pesos using the period closing exchange rate (and not the average exchange rate), thus reducing our results of operations and net earnings. We cannot predict for how long Argentina will be considered a hyperinflationary economy and we will have to apply IAS 29 to the preparation of our financial statements.

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

In 2016, 2017, 2018, 2019 and 2020, the Argentine peso depreciated 22%, 17%, 102%, 59% and 41%, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar. A significant part of the raw materials used by the company in Argentina are in U.S. dollars, so a devaluation of the Argentine peso against the U.S. dollar can affect our costs and margins in a significant way.

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

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of our products. Moreover, we cannot predict whether the current Argentine government will continue its monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the Argentine peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations.

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

The Argentine government could maintain or impose new exchange control regulations, restrictions and adopt other measures to prevent capital flight or significant depreciation of the peso, which could limit access to international capital markets, adversely affecting Argentina's economy, and further impair our ability to declare and distribute dividends from our Argentine subsidiaries.

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

Between December 2019 and September 2020, the Argentine government agreed restrictions to its sovereign debt with international and local bondholders. In August and September 2020, the Argentine government restructured its sovereign bonds debt under foreign law in the amount of US$67 billion and under local law in the amount of US$45 billion, in both cases with an acceptance level of over 99%. The Ministry of Economy is currently renegotiating the agreement with the International Monetary Fund after extending part of a US$57 billion bailout program agreed with the previous Administration. As a result, Fitch rating agency changed its rating to Argentina from "restricted default" to "substantial credit risk" and Standard & Poor's changed its rating from "selective default" to "substantial risk.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees. On December 23, 2019, the Argentine government passed a law granting emergency powers to the executive branch which, among others, include the ability to mandate increases to private sector wages. Due to persistent high levels of inflation, labor organizations regularly demand significant wage increases. In 2016, 2017, 2018, 2019 and 2020 the increase in the federally-mandated minimum wage was 35%, 17%, 28%, 48% and 22%, respectively, and for these same years the market average salary increase for workers was 33%, 26%, 32%, 48% and 38%, respectively. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. Due to high levels of inflation, both public and private sector employers continue to experience significant pressure to further increase salaries.

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

Price control policies in Argentina may be accentuated, which may have a material and adverse effect on the results of our Argentine operations.

The Argentine government has from time to time established price controls on consumer products. To the extent that the price of our products in Argentina are restricted by government imposed price controls the results of our Argentine operations may be materially affected. As of 2020, with the change of administration, the Argentine government restablished its Precios Cuidados price-watch program with new products including 93 new items from different categories of the mass consumption basket with price revisions on a quarterly basis or every four months. In March 2020, with the implementation of the COVID-19 pandemic health measures, through a resolution issued by the Secretariat of Commerce presidential decree and in parallel to the current Precios Cuidados price-watch program, the Maximum Reference Prices program was created, freezing prices of 2,300 products from 50 basic consumer categories (in force for hypermarkets, supermarkets, mom & pops, self-service, mini markets and wholesale supermarkets and their respective products suppliers throughout the country). Price increases for the products involved in the new program were subsequently authorized in July and October. The extension and validity of this program will depend on the Argentine government's politics based on developments in the health crisis and inflation. As of the date of this annual report, the program is scheduled to end on May 15, 2021, as the Secretariat of Commerce decided to extend, once more, the validity of this program to protect consumers. Aligned with the price control policies, in March 2021 the Secretariat of Commerce created a new information regime known as

“System for the Implementation of Economic Reactivation Policies” (“SIPRE”) to avoid arbitrary price increases and shortage of products. The SIPRE requires large commercial and industrial companies, including beverages manufacturers, to inform on a monthly basis the price, production and sales, and inventory stocks of their products. Also, the Secretariat of Commerce announced, during April 2021, the formation of the Observatory of Prices and Availability of Inputs, Goods and Services, that will monitor, survey and systematize the prices and availability of all inputs, goods and services that are produced, traded and rendered in Argentina.

Towards the end of 2020 and beginning of 2021, the Argentine government began to reduce the number of categories in the Maximum Reference Prices program, with the aim and commitment to expand the offer of items in the current Precios Cuidados price-watch program. Starting in 2021, the Precios Cuidados price-watch program reaches 800 referential products, covering the main categories of mass consumption and other relevant industries.

Consistent with these price control policies, the Secretariat of Commerce created in March 2021 a new information regime known as “System for the Implementation of Economic Reactivation Policies” (SIPRE for its acronym in Spanish) to prevent unjustified price increases and shortage of products. The SIPRE requires large commercial and industrial companies, including beverages manufacturers, to inform on a monthly basis the price, production, sales, and stocks of their products.

The participation of Coca-Cola products in the Precios Cuidados price-watch program as referential products involved one product from the soft drinks’ category, which was temporarily extended to three in sugar-free variants until the end of 2020, where new categories were incorporated, reaching four products as estimated.

We cannot assure that price controls in Argentina will not continue or be expected to include additional consumer products. Nor can we assure you the affect to which government imposed price control will affect the profitability of our Argentina operations.

Risks Relating to Paraguay

Our business operations in Paraguay are dependent on economic conditions in Paraguay.

Our operations in Paraguay represented 12.1% and 11.1% of our assets as of December 31, 2019 and December 31, 2020, respectively, and 8.9% and 9.3% of our net sales for 2019 and 2020, respectively. Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption and weak judicial security. Paraguayan GDP grew by 4%, 5%, 3% and in 2016, 2017 and 2018, respectively; did not grow in 2019 and contracted 1% in 2020, according to the Paraguayan Central Bank. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

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

The exchange rate of Paraguay is free and floating and the Paraguay Central Bank, actively participates in the exchange market in order to reduce volatility. Since a portion of our total costs (28%) in Paraguay for raw material and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our financial situation and results.

The Paraguayan guaraní appreciated by 1% and 3% in 2016 and 2017, respectively, and depreciated by 7%, 8% and 7% in 2018, 2019 and 2020, respectively, in each case compared to the closing exchange rate as of the end of the prior period of the U.S. dollar.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$174,570 million as of December 31, 2020 and an average monthly trading volume of approximately US$3,307 million for the year. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Our legal name is Embotelladora Andina S.A., and our commercial name is Coca-Cola Andina. We were incorporated and organized under Chilean law as a sociedad anónima on February 7, 1946. An abstract of our bylaws is registered in the Registro de Comercio del Conservador de Bienes Raíces de Santiago (Public Registry of Commerce of the Real Estate Commission Administrator of the City of Santiago) under No. 581 of the year 1946. Pursuant to our bylaws, our term of duration is indefinite.

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

Our depositary agent for the ADRs in the United States is The Bank of New York Mellon Corporation, located at 240 Greenwich Street, New York, New York 10286. Our depositary agent’s telephone number is (212) 815-2296. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711-7144, United States, and its phone number is (302) 738-6680.

History

Chile

In 1941, The Coca-Cola Company licensed a private Chilean company to produce Coca-Cola soft drinks in Chile and production began in 1943. In 1946, the original licensee withdrew from the license arrangement and a group of U.S. and Chilean investors formed Andina, which became The Coca-Cola Company’s sole licensee in Chile.

Between 1946 and the early 1980s, Andina developed the Chilean market for Coca-Cola soft drinks with a system of production and distribution facilities covering the central and southern regions of Chile. In the early 1980s, Andina sold its Coca-Cola licenses for most areas outside the Santiago metropolitan region and concentrated on the development of its soft drink business in the Santiago metropolitan area. Although we are no longer the sole Coca-Cola bottler in Chile, we have been the principal manufacturer of Coca-Cola products in Chile for an uninterrupted period since 1946.

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

The production and packaging business of water, juices and non-carbonated beverages licensed by The Coca-Cola Company in Chile was restructured in 2005. Vital Aguas S.A. (“VASA”) was created in 2005 in order to develop the processing, production and packaging of mineral water and other waters by Agua Mineral de Chanqueahue Vital. Andina and Embonor S.A. continued the development of juices and non-carbonated beverages through their ownership stakes in Vital S.A., holding 66.5% and 33.5%, respectively. In January 2011, the juice production business was restructured to incorporate other Coca-Cola bottlers in Chile as shareholders of Vital S.A., which changed its name initially to Vital Jugos S.A. and then to VJ S.A. in 2019. Andina and Embonor hold 65% and 35% stakes in VJ S.A., respectively.

In 2001, we entered into a joint venture with Cristalerías de Chile to produce PET bottles. On January 27, 2012, Coca-Cola Embonor through its subsidiary, Embonor Empaques S.A., acquired Cristalerías de Chile’s stake equivalent to a 50% ownership interest in Envases CMF.

In 2012, in order to reinforce our leadership position among Coca-Cola bottlers in South America, the Company completed its merger with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar was a Coca-Cola bottler with operations in Chile, where it serviced territories in the II, III, IV, XI and XII regions, as well as parts of Argentina, as described below, and all of Paraguay. The merger granted former shareholders of Polar a 19.68% ownership interest in the merged entity, however the Company controls its day to day operations. As a result of the transaction, we also acquired additional indirect ownership interests in Vital Jugos, Vital Aguas and Envases Central.

In January 2016, the Company incorporated a closed joint-stock company called Coca-Cola Del Valle New Ventures S.A. (“Coca-Cola Del Valle”). Embotelladora Andina S.A. contributed 35% of the capital of Coca-Cola Del Valle, with Embonor S.A. and Coca-Cola de Chile S.A. contributing the remaining 15% and 50%, respectively. The main corporate purpose of Coca-Cola Del Valle is the development and production of juices, waters and non-carbonated beverages under brands owned by The Coca-Cola Company that Andina and Coca-Cola Embonor S.A. are authorized to commercialize and distribute in their respective franchise territories.

In August 2016, the Company signed an agreement with Monster Energy Company for the distribution of Monster Energy products in the Chilean territory covered by Andina, which we began distributing in September 2016.

In March 2017, The Coca-Cola Company, together with its bottlers in Latin America, announced the closing of the acquisition from Unilever of the AdeS vegetable protein-based beverage business. Andina began distributing AdeS products in Chile in July 2017.

In January 2018, the Company, Embonor S.A., Coca-Cola del Valle New Ventures S.A., and Coca-Cola de Chile S.A., as buyers, and Inversiones Siemel S.A. as seller, entered into a stock purchase agreement under which the parties agreed to transfer 100% ownership of the shares of Comercializadora Novaverde S.A. (“Novaverde”), a Chilean company dedicated to the production and distribution of juices, ice cream, and other food, mainly under the brand “Guallarauco”. The transaction did not include the acquisition of the avocado sales business line and the General Mills brand representation. In October 2018, the purchase of 100% of the shares of Novaverde was completed.

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

In August 2020, Cervecería Chile S.A. and Andina signed an agreement for the distribution in Chile of the brands belonging to AB InBev, including Corona, Becker, Báltica, Budweiser, Stella Artois, Cusqueña, among others.

Brazil

Andina Brazil, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In1994, we acquired 100% of the capital stock of Andina Brazil. In 2000, we purchased a Coca-Cola franchise licensee NVG through Andina Brazil for a territory in Brazil comprising the State of Espírito Santo and part of the States of Rio de Janeiro and Minas Gerais.

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

In 2010, The Coca-Cola Company along with its bottlers, acquired in a joint venture the company Leão Junior S.A. (currently Leão Alimentos e Bebidas Ltda.). with a consolidated presence and market share in Andina Brazil’s region in the category of iced tea. Leão Alimentos e Bebidas Ltda. commercializes the Matte Leão brand, among others. Andina Brazil holds a 10.26% ownership interest in Leão Alimentos e Bebidas Ltda.

In 2012, Andina Brazil acquired a 40% stake in Sorocaba Refrescos S.A., a Coca-Cola bottler located in the state of São Paulo.

In 2013, Andina Brazil, acquired 100% of the capital stock of Companhia de Bebidas Ipiranga (“Ipiranga”) in an all-cash transaction. Ipiranga is also a Coca-Cola bottler with operations in part of the States of São Paulo and part of the State of Minas Gerais. This acquisition was previously arranged between the parties through an agreement signed on July 10, 2013.

During 2013, there was a restructuring of the juice and mate herb (“yerba mate”) business, pursuant to which the companies in which Andina Brazil held an interest were merged. As a result of the restructuring, Andina Brazil ended up with a 9.57% ownership interest in Leão Alimentos y Bebidas Ltda., the legal successor of these companies. This percentage increased to 10.87% as a result of our acquisition of, and subsequent merger with, Compañía de Bebidas Ipiranga that held an ownership interest in Leão Alimentos y Bebidas Ltda. During 2014, Andina Brazil sold 2.05% of its ownership interest in Leão Alimentos e Bebidas Ltda., resulting in its current ownership interest of 10.26%.

During 2016, Andina Brazil, along with Coca-Cola Brazil and the other bottlers in Brazil, acquired Laticinios Verde Campo Ltda. The purchase was made through Trop Frutas do Brasil Ltda. a subsidiary of Leão Alimentos e Bebidas Ltda. Andina Brazil acquired 7.5% of Laticinios Verde Campo Ltda..

In 2016, Andina Brazil signed an agreement with Monster Energy Company for the distribution of Monster Energy products in Andina Brazil’s territory. These products began being distributed in November, 2016.

In 2016, Andina Brazil closed its production facility in Cariacica, state of Espírito Santo, leaving only two production facilities, in the States of Rio de Janeiro and São Paulo.

In 2017, Andina Brazil bought, together with Coca-Cola Brazil and the other Coca-Cola bottlers in Brazil, the company UBI 3 Participações Ltda. The operation was carried out to make the distribution and marketing of AdeS products in Brazil viable. Andina Brazil bought 8.50% of UBI 3 Participações Ltda.. Andina Brazil began distributing AdeS products in June 2017.

In August 2017, Andina Brazil increased its ownership interest in Leão Alimentos e Bebidas Ltda. from 8.8% to 10.3%.

In March 2018, Andina Brazil started the production of soft drinks at the new Duque de Caxias plant in the state of Rio de Janeiro, and in January 2019, the production of mineral waters started in the same plant.

Argentina

Production of Coca-Cola soft drinks in Argentina began in 1943 with operations in the province of Córdoba, Argentina, through Inti S.A.I.C., (“INTI”). In 1995, we, through an investment company incorporated in Argentina called Inversiones del Atlántico S.A., (“IASA”), acquired a 59% interest in Embotelladoras del Atlántico S.A. (“EDASA”, the parent company of Rosario Refrescos S.A. and Mendoza Refrescos S.A.). These entities were subsequently merged to create Rosario Mendoza Refrescos S.A., (“ROMESA”). In 1996, we acquired an additional 35.9% interest in EDASA, an additional 78.7% interest in INTI, a 100% interest in CIPET (a PET plastic bottle and packaging business located in Buenos Aires) and a 15.2% interest in Cican S.A. During 1997, the operations of ROMESA were merged with INTI. In 1999, EDASA was merged into IASA. In 2000, IASA was merged into INTI, forming Embotelladora del Atlántico S.A. (“EDASA”). In 2002, CIPET merged into EDASA. During 2007, EDASA’s ownership interest in Cican S.A. was sold to FEMSA.

In 2011, EDASA's shareholders resolved to form Andina Empaques Argentina S.A., through a spin-off of all of EDASA’s Packaging Division, including all tangible and intangible assets related thereto. Subsequently, EDASA absorbed Coca-Cola Polar Argentina S.A.

Additionally, as a result of the Company’s merger with Polar which was completed in October 2012, the Company gained territory serviced by Polar in Argentina, consisting of territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western part of the province of Buenos Aires.

In March  2017, EDASA acquired 13.0% of the shares of the company Alimentos de Soja S.A.U., dedicated to the production of vegetable protein-based beverages marketed under the brand “AdeS”. The sale of Alimentos de Soja S.A.U. shares was carried out within the framework of a global transaction under the terms of which The Coca-Cola Company and certain Coca-Cola bottlers acquired the “AdeS” liquid soy-based food business from the Unilever Group in Brazil, Mexico, Argentina, Colombia, Paraguay, Uruguay, Bolivia and Chile. EDASA began distributing AdeS products in July 2017. In 2018, EDASA acquired shares of Alimentos de Soja S.A.U. (currently Alimentos de Soja S.A.), increasing its ownership interest to 14.3%. The amount of shares transferred was sufficient to provide EDASA a percentage of shares approximately proportional to its market share in the territory.

In December 2017, EDASA, together with Monster Energy Company, entered into an agreement in which Monster Energy Company named Embotelladora del Atlántico S.A. as distributor in the franchise territory of Andina Argentina of the products bearing the "Monster" brand for an initial period of 10 years. In February 2018, we began commercializing and distributing Monster products entering the category for energy drinks.

Paraguay

PARESA is the first authorized Coca-Cola Bottler Company in Paraguay, which started its operations in 1965. In 1967, Plant 1 was opened with a capacity of 400,000 annual unit cases. In 1980, the Barcequillo Plant - located on Km 3.5 Barcequillo of the Ñemby route, in the City of San Lorenzo- was opened, reaffirming and applying the concept of the highest end technology of bottling. Beginning in 2004, PARESA became property of the Grupo Polar from Chile, continuing its operations in the Paraguayan market. In 2012, PARESA became part of Grupo Coca-Cola Andina due to the merger of Embotelladoras Coca-Cola Polar S.A. into Embotelladora Andina S.A.

In March 2017, The Coca-Cola Company, together with its bottlers in Latin America, announced the closing of the acquisition from Unilever of the AdeS vegetable protein-based beverage business.

PARESA began distributing AdeS and Monster products in July 2017 and May 2019, respectively.

Capital Expenditures

The following table sets forth our capital expenditures by country for the 2018-2020 period:

	Year ended December 31,
	2018	2019	2020

	(in millions of Ch$)
Chile	37,601	56,141	26,488
Brazil	47,444	22,737	19,138
Argentina	29,571	22,011	16,508
Paraguay	14,292	15,283	20,519
Total	128,908	116,171	82,653

Our total capital expenditures were Ch$128,908 million in 2018, Ch$116,171 in 2019 and Ch$82,653 in 2020. The decrease in 2020 was maily due to the uncertainty regarding the potential impacts of the COVID-19 pandemic.

In 2020, capital expenditures were principally related to the following:

Argentina

•	Returnable containers (glass and PET bottles) and cases for bottles,

•	Coolers - Cold Equipment,

•	RefPET Returnable Labeling (Monte Cristo plant and Bahía Blanca plant),

•	Returnable Glass Labeling (Monte Cristo plant),

•	Sugar reduction in carbonated products,

•	Adaptation of Effluents’ process (Monte Cristo plant),

•	"Front Office Project" (stage 2 of implementation, to be completed during 2021),

•	Purchase of forklifts and transpallets, and

•	Hardware technology upgrade and software development for productivity and management improvement.

Brazil

•	Production lines and equipment for the Andina’s plants,

•	Implementation of returnable labelling project,

•	Returnable containers (Ref PET and glass bottles) and plastic bottle cases,

•	Cold equipment, post-mix and other equipment for the point of sale,

•	Improvements in the management systems,

•	Machinery to increase efficiency and productive capacity, and

•	Renewal of part of the trucks and forklifts for industrial and logistics areas.

Chile

•	Logistics Densification (refurbishment of racks and centers to receive new beer category),

•	Implementation of production lines at Antofagasta plant (transfer from Coquimbo),

•	New Renca and Inamar wells,

•	Engineering for decreasing water ratio, and

•	Engineering of wastewater treatment plant.

Paraguay

•	New line for stills products,

•	Fructose production facilities,

•	Extension of deposits,

•	“Front Office” project,

•	Returnable bottles and plastic cases, and

•	Coolers - Cold equipment.

We have budgeted US$160-180 million for our capital expenditures in 2021 which is expected to be mainly destined to:

•	Improve our information technologies with a main focus on big data and artificial intelligence,

•	Improve our productive capacity (for product reformulation, in addition to continuing the returnables labeling project in Argentina, and a production line in Paraguay),

•	Improve infrastructure for greater flexibility (mainly in Paraguay),

•	Returnable bottles and containers (optimizing the use of multipurpose bottles),

•	Cold equipment (with energy efficiency savings and better customer service),

•	Renew trucks (Brazil and Chile) to comply with regulations, and

•	Improve water use efficiency (Chile).

For 2021, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2021 may change based on market conditions and how the economy evolves in the countries where we operate. We believe the uncertainty regarding the COVID-19 pandemic has diminished, but our capital expenditures plans are dynamic and subject to change if the conditions requires it.

B.	BUSINESS OVERVIEW

We are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We are the largest bottler of Coca-Cola trademark beverages in Chile and Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay.

In 2020, we had consolidated net sales of Ch$1,698,281 million and total sales volume of 734.6 million unit cases of beverages.

In addition to our soft drinks business, which accounted for 65% of our consolidated net sales during 2020, we also:

•	produce, sell and distribute fruit juices, other fruit-flavored beverages, sport drinks, flavored waters, mineral and purified water in Chile, Argentina, Brazil and Paraguay under trademarks owned by The Coca-Cola Company;

•	manufacture polyethylene terephthalate (“PET”) bottles and preforms, returnable PET bottles, cases and plastic caps, primarily for our own use in the packaging of our beverages in Chile and Argentina;

•	produce, sell and distribute ice tea, mate beverages, and sell and distribute lactose free dairy products in Brazil;

•	produce, sell and distribute seed-based beverages in Argentina under trademarks owned by The Coca-Cola Company, and sell and distribute these products in Brazil, Chile and Paraguay;

•	sell and distribute energy drinks in Argentina, Brazil, Chile and Paraguay under trademarks owned by Monster Energy Company;

•	sell and distribute beer in Brazil under the brands Amstel, Bavaria, Heineken, Kaiser and Sol;

•	distribute beer, wine and cider in southern Argentina;

•	sell and distribute beer, spirits and wine in Chile; and

•	distribute ice cream and other frozen products under the Guallarauco brand in Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2020.

Per capita consumption data for a territory is determined by dividing total beverage sales volume, excluding the sales to other Coca-Cola bottlers within the territory by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of our products. One of the factors we use to evaluate the development of local volume sales in our territories and to determine product potential is the per capita consumption of our beverages.

Our Product Overview

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories. In addition, we distribute Heineken brand beer in Brazil, beer, wine and cider in southern Argentina, and beer, spirits and wine in Chile. The following table sets forth the brands of the products that we distribute by country as of December 31, 2020:

	Chile	Brazil	Argentina	Paraguay
Colas
Coca-Cola	✓	✓	✓	✓
Coca-Cola Zero/Sin azúcar	✓	✓	✓	✓
Coca-Cola Light	✓		✓
Coca-Cola Plus Café	✓	✓
Coca-Cola Energy	✓

Flavored soft drinks
Cantarina	✓
Crush Light/Zero/Sin azúcar			✓	✓
Fanta	✓	✓	✓	✓
Fanta Zero/Sin azúcar	✓	✓	✓	✓
Inca Kola	✓
Inca Kola Zero	✓
Kuat Zero		✓
Nordic Mist	✓
Nordic Mist Agua Tónica	✓
Nordic Mist Zero	✓
Quatro Light/Liviana/Zero/Sin azúcar	✓
Royal Bliss	✓
Schweppes		✓	✓	✓
Schweppes Light/Zero/Sin azúcar			✓
Schweppes Tónica		✓	✓	✓
Schweppes Tónica Light		✓
Sprite	✓	✓	✓	✓
Sprite Zero/Sin azúcar	✓	✓	✓	✓
& Nada	✓		✓

Juices
Andina Del Valle	✓
Andina Del Valle Light	✓
Cepita			✓
Cepita Light/Zero/Sin azúcar			✓
Del Valle		✓
Del Valle Light		✓
Frugos				✓
Frugos Light/Sin azúcar/0%				✓
Guallarauco	✓
Kapo	✓

Waters
Aquarius	✓		✓	✓
Aquarius Zero Gasificada			✓
Benedictino	✓
Benedictino Sabores	✓
Bonaqua Con Gas			✓
Bonaqua Sin gas			✓
Crystal		✓

	Chile	Brazil	Argentina	Paraguay
Dasani				✓
Glaceau Smart Water	✓	✓	✓
Glaceau Vitamin Water	✓
Guallarauco Agua de Fruta	✓
Kin Con Gas			✓
Kin Sin Gas				✓
Vital	✓

Other Non-alcoholic Beverages
AdeS	✓	✓	✓	✓
Blak	✓
Burn		✓
Fuze Ice Tea		✓
Fuze Ice Tea Zero		✓
I9		✓
Leão Ice Tea Light/Zero/sin azúcar		✓
Matte Leão		✓
Matte Leão Zero		✓
Minilac		✓
Monster	✓	✓	✓	✓
Monster Zero/Light/Sin azúcar	✓	✓	✓
Powerade	✓	✓	✓	✓
Powerade Zero/Light/Sin azúcar	✓		✓
Reign		✓
Shake Whey		✓
Tropical				✓

Beer
Amstel		✓	✓
Báltica	✓
Bavaria		✓
Becker	✓
Becks	✓
Blue Moon			✓
Brahma	✓
Bud light	✓
Budweiser	✓
Busch	✓
Corona	✓
Corona Light	✓
Coronita	✓
Cusqueña	✓
Grolsch			✓
Heineken		✓	✓
Imperial			✓
Isenbeck			✓
Kaiser		✓
Kilómetro 24.7	✓
Kunstmann			✓
Malta del Sur	✓
Michelob Ultra	✓
Miller			✓
Modelo	✓
Negra Modelo	✓

	Chile	Brazil	Argentina	Paraguay
Palermo			✓
Pilsen del Sur	✓
Quilmes	✓
Schneider			✓
Sol		✓	✓
Stella Artois	✓
Stella Artois Gluten Free	✓
Warsteiner			✓

Spirits and Wine
Alto del Carmen Ice	✓
Artesanos del Cochiguaz Sour	✓
Baileys	✓
Bourbon Bulleit	✓
Capel Ice	✓
Capel Mix	✓
Capel Pisco Sour	✓
Capel Pisco Sour Light	✓
Cremisse	✓
Espumante Francisco de Aguirre	✓
Espumante Myla	✓
Espumante Nola Zero	✓
Espumante Sensus	✓
Fernet Branca			✓
Gin Tanqueray	✓
Maddero Ice	✓
Pisco Alto del Carmen	✓
Pisco Artesanos del Cochiguaz	✓
Pisco Brujas de Salamanca	✓
Pisco Capel	✓
Pisco Hacienda La Torre	✓
Pisco Monte Fraile	✓
Ron Cacique	✓
Ron Maddero	✓
Ron Pampero	✓
Ron Zacapa	✓
Sheridan's	✓
Sidra 1888			✓
Sidra Pehuenia			✓
Sidra Real			✓
Sour Inca de Oro	✓
Tequila Don Julio	✓
Vino Carbonatado Pkador	✓
Vino Colón			✓
Vino Eugenio Bustos			✓
Vino Graffigna			✓
Vino Grosso	✓
Vino La Celia			✓
Vino Prólogo Late Harvest	✓
Vodka Ciroc	✓
Vodka Smirnoff	✓
Whisky Bell's	✓
Whisky Buchanan's	✓
Whisky J&B	✓

	Chile	Brazil	Argentina	Paraguay
Whisky Johnnie Walker	✓
Whisky Old Parr	✓
Whisky Sandy Mac	✓
Whisky Singleton	✓
Whisky Vat-69	✓
Whisky White Horse	✓

Ice Creams and Frozen Products
Guallarauco	✓

In addition, in Chile, we import and distribute some other Coca-Cola branded beverages, such as Coca-Cola Caffeine Free, Coca-Cola Zero Cherry, Coca-Cola Zero Vainilla, Aloe Gloe (organic aloe vera), Coca-Cola Plus Espresso, Zico coconut water, among others.

We produce, market and distribute Coca-Cola products in our franchise territories through standard bottler agreements between our bottler subsidiaries and the local subsidiary in each jurisdiction of The Coca-Cola Company. We consider our relationship with The Coca-Cola Company to be an integral part of our business strategy.

We seek to enhance our business throughout the franchise territories by developing existing markets, penetrating other soft drink, waters and juices markets, and also alcoholic beverages markets, forming strategic alliances with retailers to increase consumer demand for our products, increasing productivity, and by further internationalizing our operations.

Reporting Segments

The following discussion analyzes our product sales and customers by reporting segments.

Chile

In Chile, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the metropolitan region of Santiago and the provinces of Cachapoal and San Antonio, as well as the regions of Antofagasta, Atacama, Coquimbo, Aysén and Magallanes.

During 2020, Chile accounted for 32.2% and 38.0% of our volume and consolidated net sales, respectively.

Soft Drinks: Our Chilean soft drink operations accounted for net sales in 2020 of Ch$407,191 million. We measure sales volume in terms of unit cases (UCs). The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2018		2019		2020

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	284,155	112.5	305,205	119.3	319,811	120.5
Flavored soft drinks	106,627	42.2	103,263	38.9	87,380	33.2
Total	390,782	154.7	408,468	158.2	407,191	153.8

As of December 31, 2020, we sold our products to approximately 64,000 customers in Chile. The following table highlights the type of customer in Chile for our products:

	Year ended December 31 (1) ,
	2018	2019	2020

	(%)
Mom & Pops (2)	46	47	52
Supermarkets	27	27	24
On premise	14	13	11
Wholesale distributors	13	13	13
Total	100	100	100

(1)	In 2020, we made more uniform our channel definitions accross our four segments, consequently percentages from previous years were reclassified for comparison purposes.

(2)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: Coca-Cola Andina, through VJ S.A., produces and sells juices, fruit flavored beverages and sports drinks. Juices are manufactured and commercialized under the brands Andina del Valle (juices and fruit nectars), Kapo (juice drink), Glaceau Vitamin Water (water with added vitamins and minerals), Aquarius (juice drink), Powerade (isotonic) and Guallarauco (fruit waters and nectars). Vital Aguas S.A. is in charge of bottling mineral and mineralized water under the brands Vital and SmartWater (sparkling and still versions). Also, Andina (in Chile) produces purified water under the brand Benedictino.

In September 2016 and July 2017, the Company began the distribution in Chile of products under the trademarks of Monster and AdeS, respectively. In 2018, the Company began selling and distributing certain Guallarauco products and also spirits from the company Diageo, and in 2019 the Company began with the sale and distribution of liquors and wine of the company Capel.

In 2020, the Company began selling and distributing AB InBev beer in Chile, under the following brands: Corona, Becker, Báltica, Budweiser, Stella Artois, Cusqueña, among others.

In 2020, net sales of waters, juices, seed-based beverages, sports drinks and energy drinks in Chile were Ch$173,459 million, and net sales of beer and spirits were Ch$64,111 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and since October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the consummation of the Ipiranga acquisition on October 1, 2013. During 2020, Brazil accounted for 36.1% and 34.2% of our volume and consolidated net sales, respectively.

Soft Drinks: The Brazilian soft drink operations accounted for net sales of Ch$317,713 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2018		2019		2020

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	245,955	152.0	264,929	145.6	262,741	163.7
Flavored soft drinks	80,601	49.4	95,862	61.2	54,972	41.8
Total	326,016	201.4	360,792	206.8	317,713	205.5

As of December 31, 2020, we sold our products to approximately 87,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31 (1) ,
	2018	2019	2020

	(%)
Mom & Pops (2)	32	33	34
Supermarkets	34	32	33
On premise	16	16	12
Wholesale distributors	19	20	22
Total	100	100	100

(1)	In 2020, we made more uniform our channel definitions accross our four segments, consequently percentages from previous years were reclassified for comparison purposes.

(2)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: We sell and distribute beer under the Amstel, Bavaria, Heineken, Kaiser and Sol labels. We sell and distribute water under the labels Crystal and SmartWater, ready-to-drink juices under the labels Del Valle Frut e Fresh, Del Valle Mais, Del Valle 100%, Del Valle Nutri, Del Valle Hortifruti and Kapo, energy drinks under the brand names Burn and Monster, isotonic drinks under i9 and Powerade brand names and Fuze Ice Tea, Leão Ice Tea, Matte Leão and Guaraná Leão ready-to-drink teas. We also sell and distribute seed-based beverages, AdeS Juice and AdeS Milk, under the brand name AdeS and Shake Whey and Minilac lactose-free beverages under the brand name Verde Campo. As of November 2016 and June 2017, the Company began the distribution in its Brazilian franchise territories of products under the trademarks of Monster and AdeS, respectively.

In 2020, net sales of waters, juices, ready-to-drink teas, seed-based beverages, sports drinks and energy drinks in Brazil were Ch$99,184 million, and net sales of beer were Ch$163,167 million.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, western part of the province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, and Tierra del Fuego. During 2020, Argentina accounted for 22.7% and 18.8% of our sales volume and consolidated net sales, respectively.

Soft Drinks: The Argentine soft drink operations accounted for net sales of Ch$260,118 million in 2020. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2018		2019		2020

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	235,678	119.0	222,140	108.9	194,621	111.6
Flavored soft drinks	95,125	48.0	91,726	40.8	65,497	33.6
Total	330,803	167.0	313,866	149.7	260,118	145.2

As of December 31, 2020, we sold our products to approximately 65,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31 (1) ,
	2018	2019	2020

	(%)
Mom & Pops (2)	37	37	36
Supermarkets	23	23	23
On premise	7	8	4
Wholesale distributors	33	32	36
Total	100	100	100

(1)	In 2020, we made more uniform our channel definitions accross our four segments, consequently percentages from previous years were reclassified for comparison purposes.

(2)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: in Argentina we produce, sell and distribute flavored waters under the brand name Aquarius, and mineral and drinking water under the brands Bonaqua and Kin, and sell and distribute Glaceau Smartwater (which was incorporated into the portfolio in 2020). In addition, we produce, sell and distribute ready to drink juices under the Cepita brand name, and fruit and vegetable seed based drinks under the brand name AdeS (which in 2017 was incorporated into the portfolio through a joint venture between The Coca-Cola Company and other Coca-Cola bottlers, including Andina). We also produce, sell and distribute sport drinks under the Powerade brand name, and sell and distribute energy drinks under the Monster brand name (which was incorporated into the portfolio in 2018). We also sell and distribute beer, wine and cider in the southern region of the franchise under the following brands: Amstel, Blue Moon, Grolsch, Heineken, Imperial, Isenbeck, Kunstmann, Miller, Palermo, Schneider, Sol and Warsteiner (beer); Colón, Eugenio Bustos, Graffigna and La Celia (wine); and 1888, Pehuenia and Real (cider).

In 2020, net sales of juices, waters, seed-based beverages, sports and energy drinks in Argentina were Ch$49,818 million. These values also consider the commission for distribution of beer, wine and cider.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country. During 2020, Paraguay accounted for 9.0% and 9.3% of our volume and consolidated net sales, respectively.

Soft Drinks: The Paraguayan soft drinks operations accounted for net sales of Ch$126,058 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2018		2019		2020

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	67,538	32.1	72,303	30.6	58,597	30.1
Flavored soft drinks	50,557	24.0	52,553	25.6	67,460	25.0
Total	118,095	56.1	124,856	56.2	126,058	55.1

As of December 31, 2020, we sold our products to approximately 58,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31 (1) ,
	2018	2019	2020

	(%)
Mom & Pops (2)	37	39	42
Supermarkets	12	13	12
On premise	14	13	9
Wholesale distributors	37	35	36
Total	100	100	100

(1)	In 2020, we made more uniform our channel definitions accross our four segments, consequently percentages from previous years were reclassified for comparison purposes.

(2)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: In Paraguay, we produce and distribute juices ready to drink under the trademark Frugos and we import and distribute seed-based drinks under the AdeS trademark. We also manufacture and sell water under the trademarks Dasani (purified water), Aquarius (flavored water), Kin (mineral water) and Powerade (sports drinks). We also manufacture and sell energy drinks under the trademark Monster (since May 2019).

In 2020, net sales of juices, waters, seed-based beverages, sports and energy drinks in Paraguay were Ch$31,095 million.

Distribution

Chile

Soft Drinks, Juices, Waters and other Beverages: In Chile, we distribute our products through a distribution system that includes: (i) third-party owned trucks (569 trucks) that provide an exclusive distribution service and (ii) our own trucks (244 trucks). In 2020, 81% of our distribution was performed by exclusive third-party transport companies and 19% by companies in the Andina group. The distribution of all Andina’s beverages in Chile is carried out from distribution centers and production facilities. In most cases, the carrier collects cash payment or customer checks. In some cases, the driver also collects empty returnable glass containers or PET bottles of the same type and quantity as those that were delivered or collects cash deposits for net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 47.0% of total soft drinks volume in 2020. Certain important customers (such as supermarkets), maintain accounts receivables with us, which are settled on average every 46 days after invoices are issued.

Beer and spirits: Andina in Chile uses its distribution system to distribute beer and spirits in its franchise territory. Since 2018, Andina in Chile has developed a portfolio expansion strategy to become a more complete beverage company. To this end, the Company has entered into agreements with different strategic partners transforming its value proposition towards customers of the different channels it serves in each product category. Since 2018, it has distributed Diageo's total portfolio of distilled spirits, brands such as Johnnie Walker, Vat 69 and Sandy Mac (whiskey), Cacique and Zacapa (rum), Smirnoff and Ciroc (vodka), Tanqueray and Gordon's (gin), and Baileys, among others, in the traditional channel, on-premise channel, convenience stores and B2C digital channel. During the third quarter of 2019, the product portfolio of the Cooperativa Capel (Alto del Carmen and Capel piscos, among other brands, and wines of the Viña Francisco de Aguirre) began to be distributed in all the channels of the territory. In 2020 we entered into a commercialization and distribution agreement, incorporating most of AB InBev brands in Chile, thereby commercializing products of the multinational company in the different channels of most of our territory. Andina in Chile purchases the different alcoholic products from the commercial partners (Diageo, Cooperativa Capel and AB InBev) at a price determined by these partners and sell them to its customers with a margin previously agreed by category and channel. The discount scheme is different in each category but, as a common rule, discounts approved by the commercial partners are paid by these partners without affecting the margin of Andina in Chile.

Brazil

Soft Drinks, Juices and Waters: In Brazil, we generally distribute Coca-Cola products through a distribution system that includes: (i) own trucks (ii) trucks operated by independent distributors pursuant to non-exclusive distribution arrangements, and

(iii) trucks operated by independent transport companies on an exclusive basis with us. In 2020, 11.7% was distributed by exclusive distributors, 7.2% by independent transport companies and 81.1% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities.

Other Beverages: Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Cervejarias Kaiser S.A. (“Kaiser”) by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Kaiser. In 2006, FEMSA acquired from Molson a controlling ownership interest in Kaiser and in 2010, Heineken acquired a controlling interest in FEMSA’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2020, Andina Brazil’s net sales of beer were Ch$163,167 million.

In 2002, the Coca-Cola Company and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola system of beer produced and imported by Heineken. In July 2017 Heineken Brazil notified us of the termination of the agreement by virtue of which Andina Brazil commercialized and distributed Heineken-branded beers in Brazil, which will be effective in March 2022. During 2020, the Coca-Cola system in Brazil and Heineken reached a new agreement to redesign their distribution partnership in Brazil. As per the agreement, expected to become effective mid-2021 and have a initial five year term of duration, the Coca-Cola system in Brazil will continue to offer the Kaiser, Bavaria and Sol brands, and will complement this portfolio with the Eisenbahn brand and other brands. Additionally, as part of the redesign of the distribution partnership, the agreement allows the Coca-Cola system bottlers in Brazil to distribute and produce other national or international brands, in certain percentages and under certain conditions. See “Item 3. Key Information — Risk Factors — Risks Related to our Company— The modifications to the beer distribution agreement with Heineken in Brazil may not be approved by the Brazilian antitrust authorities, which could adversely affect our results of operations”.

In 2016, Andina Brazil signed an agreement with Monster Energy Company for the distribution of Monster Energy products in Andina Brazil’s territory. These products began being distributed in November 2016.

Argentina

Soft Drinks, Juices and Waters: In 2020, 63% of EDASA’s Coca-Cola soft drinks were distributed by direct distribution and 37% by other distributors and wholesale distribution (indirect distribution). The direct distribution is done by a group of independent transport companies, on an exclusive basis.

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

The Coca-Cola Company and two bottlers (ex-Coca-Cola Polar Argentina S.A., today Andina Argentina, and ex Juan Bautista Guerrero S.A., today Salta Refrescos S.A. of the Arca group) executed a master agreement regarding the distribution of beer manufactured or imported by CICSA, through the Coca-Cola distribution system. The distribution master agreement was executed in 2003 for an initial period of five years, with successive extensions every three years, and the last one agreed in November 2017 for a new five-year term expiring on June 12, 2022. In 2019, an addendum to this agreement was signed to amend the commissions and include wine and cider within the scope of the distribution agreement.

In addition, in December 2017, EDASA executed an agreement with Monster Energy Company for the distribution and commercialization of energy drinks of the “Monster” trademark for an initial period of 10 years in the territory within the franchise of Andina Argentina, with the consent of The Coca-Cola Company.

Paraguay

Soft Drinks, Juices and Waters: PARESA distributed 89.6% of its products through direct distribution (independent transport companies), and 10.4% through wholesale distributors.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company—Our Business is highly competitive including with respect to price competition which may adversely affect our net profits and margins”. Our business is highly competitive including with respect to price competition which may adversely affect our net profits and margins. As a result of restrictions related to COVID-19, A.C. Nielsen, the surveying company, changed the methodology and sample in Argentina, Chile and Paraguay, therefore figures may not be fully comparable to those of previous periods in these countries. The following table presents the market share of Coca-Cola and other soft drinks in Chile, Brazil, Argentina and Paraguay for the periods indicated:

	2018				2019				2020
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay
							(%)
Coca-Cola soft drinks	67	62	63	72	67	62	63	73	65	62	61	76
Pepsi Bottler soft drinks	29	17	16	8	30	17	14	7	31	18	14	7
Other soft drinks	4	21	21	20	4	21	23	20	4	20	25	17
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen.

Chile

Soft Drinks: The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the number of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas or ECUSA, a subsidiary of Compañía Cervecerías Unidas S.A. or CCU, the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own brands (soft drinks and bottled water). Based on reports by A.C. Nielsen, we estimate that in 2020, our average soft drink market share within our franchise territories was 65.2%.

Other Beverages: Our principal competitor in the water segment is CCU, but there is also competition from low priced brands (“B-brands”). Our principal competitors in the juice segment are, Watt’s-CCU joint venture, Corpora Tres Montes and three of the leading dairy producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche. The Chilean market for fruit-flavored beverages also includes low-cost, lower-quality fruit juice concentrates and artificially flavored powdered beverage mixes. We do not consider these products competition for our waters and juices business because we believe that these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2020, our average market share within our Chilean franchise territories reached approximately 39.7% for juices and others segment and approximately 46.8% for waters.

In the different categories for alcoholic beverages, CCU is the main competitor of Andina in Chile. CCU distributes beer (main brands are Escudo, Cristal, Kunstmann and Heineken), spirits (Pernod Ricard portfolio brands) and piscos (Control and Mistral brands, among others).

Brazil

Soft Drinks: The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2020, our average soft drink market share within our Brazilian franchise territories was approximately 62.1%.

Other Beverages: In the beer sector, Andina Brazil’s main competitor is AmBev which during 2020 had a very dominant position in the Brazilian market. Based on reports by A.C. Nielsen, we estimate that in 2020, our average market share for waters reached 20.3%, where we distribute under the Crystal brand mineral water and SmartWater. In the segment of juices and others, based on reports by A.C. Nielsen, we estimate that in 2020, our average market share was 51.4%.

Argentina

Soft Drinks: The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is Pepsi, commercialized by InBev. The most significant B-brands competitors are: Refres Now (Manaos), Pritty and Produnoa (Secco). Based on reports by A.C. Nielsen, we estimate that in 2020, our average soft drink market share within our Argentine franchise territories reached approximately 61.5%.

Other Beverages: we service the market of flavored and plain waters with the brands Aquarius, Bonaqua, Kin and Glaceau Smartwater. Based on reports by A.C. Nielsen, we estimate that in 2020, our average market share was 16.6%. In addition, the Juices and Others market is serviced by the Cepita, AdeS and Powerade brands. Based on reports by A.C. Nielsen, we estimate that in 2020, our average market share was 44.9%. Our biggest competitor in the water category is Danone, RPB (Baggio) in juices and InBev in sports drinks.

Paraguay

Soft Drinks: The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the number of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which had a 8.7% market share in 2020. B-brands in Paraguay represented 22.2% of the soft drink industry. In 2020, Pepsi had a market share of 7.0%, and is produced and marketed by Vierci Group, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2020, our average soft drinks market share within our Paraguayan franchise territories was approximately 76.5%.

Other Beverages: We are leaders in all non-carbonated categories. In waters, based on reports by A.C. Nielsen, we estimate that in 2020, our average market share was 51.7% with our Dasani, Aquarius, Tropical and Kin brands. The market for juices and others is serviced through the Frugos and AdeS brands, Powerade in sport drinks, and Monster in energy drinks. Based on reports by A.C. Nielsen, we estimate that in 2020, our average market share was 44.9%.

Seasonality

Each of our lines of business are seasonal. Most of our beverage products have their highest sales volumes during the South American spring and summer (October through March), with the exception of nectar products, which have a slightly higher sales volume during the South American winter and autumn (April through September).

Packaging

Overview

Through Envases CMF S.A. in Chile (50% owned by Andina and 50% owned by Embonor), and Andina Empaques Argentina S.A. (“AEASA”) in Argentina we produce PET bottles in both returnable and non-returnable formats, preforms and plastic caps. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles are produced in various sizes and are used by a variety of soft drink producers and, in Chile, by producers of edible oil products, wine and personal hygiene products.

Sales

In 2020, total sales of AEASA reached Ch$15,149 million, of which Ch$6,257 million corresponded to sales to EDASA, Ch$2,452 million corresponded to sales to other related companies of the group and Ch$6,440 million corresponded to sales to third parties.

Competition

AEASA is the supplier of returnable bottles, preforms, plastic caps and cases for Coca-Cola Bottlers in Argentina, also supplying some formats to Coca-Cola bottlers in Chile, Bolivia and Paraguay. In Argentina, we compete principally with Alpla S.A. and Amcor.

CMF is the exclusive supplier of PET resin raw materials, returnable and preform packaging, as well as a main supplier in caps, cases and other plastic resin inputs. This market in Chile is very concentrated, there is only a second supplier of similar manufacturing dimensions and capacities, Plasco S.A., which manufactures mainly for ECUSA, the Pepsi bottler in Chile.

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

Chile

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

•	Concentrate: Coca-Cola de Chile S.A.

•	Sweetener: Iansa Ingredientes S.A., Sucden Chile S.A. and Comercializadora de Productos Panor Ltda.

•	Carbon dioxide gas: Linde Gas Chile S.A.

•	Plastic bottles and packaging: Envases CMF S.A.

•	Glass bottles: Cristalerías de Chile S.A. and Cristalerías Toro S.P.A.

•	Plastic caps: Sinea S.A.

•	Labels: Impregraph Ltda.

•	Thermo-contractible: Plásticos Arpoli S.P.A.

During 2020, 81% of the variable cost of sales for soft drinks corresponded to main raw materials and acquired finished products by Andina in Chile. The raw material cost mix is divided as follows: concentrate represents 73%; sweeteners 13%; non-returnable bottles 9%; bottle caps 3%, carbon dioxide 1% and other raw material 2%. Water does not constitute an important raw material cost. Additionally, the cost of finished products purchased from our subsidiaries, such as ECSA, is included within the cost of sales of soft drinks. These costs represent 11% of the total costs of sales of soft drinks and correspond mainly to cans, PET bottles and sweeteners.

Other Beverages: The principal raw materials used by Vital Jugos in the production of juices and as a percentage of total raw material costs, are sweeteners 2.3%, fruit pulp and juices 6.7%, concentrate 31.7%, containers 18.7%, wrapping material 3.0%, caps 3.9%, and other raw material 2.5% all of which during 2020 accounted for 68.8% of total costs for sales of juice, including packaging. Additionally, AdeS finished product represented 1.6% of total costs for sales of juices.

The principal raw materials used by Vital Aguas in the production of still and sparkling mineral water and as a percentage of total raw material costs are: packaging 25%, concentrate 26%, caps 4%, wrapping material 4%, carbonation 1%, and other raw materials 2%, all of which during 2020 accounted for 61% of total costs for sales of water, including packaging.

Brazil

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

•	Concentrate: Recofarma Industrias do Amazonas Ltda.

•	Sweetener: Usina Alta Mogiana S.A. Açúcar e Alcool.

•	Water: Companhia Estadual de Água e Esgotos.

•	Preforms: Lorenpet Industria e Comercio de Plásticos Ltda.

•	Containers (RefPET): RioPet Embalagens S.A.

•	Aluminum cans and aluminum caps: Ball Embalagens Ltda.

•	Plastic caps: Bericap do Brasil Ltda.

•	Electricity/Gas: Ecogen Rio Soluções Energéticas S.A.

•	Thermo-contractible: Valfilm MG Industria de Embalagens Ltda.

In 2020, 72.1% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 46.7%; sugar and artificial sweeteners 20.2%; non-returnable bottles 14.4%; cans 9.6%; bottle caps 3.0%; carbon dioxide 1.8% and other raw material 4.3%.

Argentina

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

•	Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.

•	Sweetener: Complejo Azucarero Concepción.

•	Bottles and Preforms: Andina Empaques Argentina S.A. and Vinisa Fueguina S.R.L.

•	Carbon dioxide gas, Carbonic gas and Nitrogen: Praxair Argentina S.R.L.

•	Resin bottles: Dak Americas Argentina S.A.

•	Glass bottles: Cattorini Hermanos S.A.C.I.F.E.I.

•	Plastic caps: Andina Empaques Argentina S.A. and Closure Systems International Sistemas de Vedação Ltda.

•	Cans: Ball Beverage Can South America.

•	Chemical inputs (Caustic Soda, Hydrochloric Acid, etc.): Frini Ariel Ramon.

•	Thermo-contractible: Rio Chico S.A.

In 2020, 64.8% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 65.0%, sugar and artificial sweeteners 15.4%, non-returnable bottles 11.4%, bottle caps 3.3%, carbon dioxide 0.6%, cans and caps 2.7%, and other raw materials 1.7%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1.1% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina during 2020.

PET Packaging: The principal raw material required for production of PET bottles is PET resin. During 2020, this raw material was mainly purchased from DAK Americas de Argentina S.A. and Ecopek S.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2020 was bought mainly from PBB Polisur S.A.

In 2020, AEASA’s costs for PET resin accounted for 41% of the total variable cost of its sales of PET bottles and preforms.

Paraguay

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

•	Concentrate: Recofarma Industrias do Amazonas Ltda. and Servicios y Productos para Bebidas.

•	Sugar: Inpasa del Paraguay S.A., Alcotec Sociedad Anónima, and Azucarera Paraguaya S.A.

•	Carbon dioxide gas: Liquid Carbonic del Paraguay S.A.

•	Caps: Andina Empaques Argentina S.A.

•	Preforms: Industrias PET S.A.E.C.A.

•	Fructose: Ingredion Argentina S.R.L. and Arcor S.A.I.C.

During 2020, 75% of the variable cost of sales for beverages produced by PARESA corresponded to our main raw materials. The composition of this raw material cost is as follows: concentrate represents 50%, sugar and artificial sweeteners 19%, non-returnable bottles 12%, bottle caps 3%, carbon dioxide 1% and other raw materials 7.5%. Additionally, AdeS finished products for the sale of juices represented 7.5% of total variable costs.

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

Generally we pay approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

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

Channel Marketing

In order to provide more dynamic and specialized marketing of our products, our strategy is to divide our market into distribution channels. Our main channels are “mom and pops” which are small retailers, “on premise” consumption such as restaurants and bars, “supermarkets” and “wholesale distributors”. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drinks and other beverages consumers in each type of location or distribution channel. In response to this analysis, we seek to tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

In 2005 VJ S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized VJ S.A. to produce, prepare and bottle in packaging previously approved by The Coca-Cola Company the previously mentioned trademarks.

Andina and Embonor S.A. have the right to purchase products from VJ S.A. This contract was renewed on January 1, 2019 and expires on December 31, 2021. Additionally, Andina, VJ S.A. and Embonor S.A. have agreed with The Coca-Cola Company to produce, bottle and commercialize these products at their respective plants.

In 2005, Vital Aguas and The Coca-Cola Company entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages in connection with the Vital, Chanqueahue, Vital de Chanqueahue, and Dasani brands incorporating at the beginning of 2008 the Benedictino brand to the product portfolio manufactured by Vital Aguas under the agreement. This contract was renewed on January 1, 2019 and expires on December 31, 2021.

Brazil

Our licenses for the territories in Brazil expire in October 2022.

Argentina

Our licenses for the territories in Argentina expire in September 2022.

Paraguay

Our licenses for the territories in Paraguay expire in March 2022.

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

With regard to the storage and distribution of alcoholic beverages, these activities are governed by the rules of Laws No. 18,455 and No. 19,925, which regulate the production, processing, commercialization, sale and consumption of alcoholic beverages.

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

Finally, various state and local authorities regulate environmental matters in the Brazilian territory including the Instituto Estadual do Ambiente or INEA, the main environmental authority in Rio de Janeiro, the Instituto Estadual de Medio Ambiente e Recursos Hídricos (“IEMA”), the main authority on environmental issues in Espírito Santo, the Companhia de Tecnologia de Saneamento Ambiental - CETESB, the main environmental authority in São Paulo and the Secretaria de Estado de Meio Ambiente e Desenvolvimento Susutentável (SEMAD), the main environmental authority in Minas Gerais. INEA, IEMA, CETESB and SEMAD periodically inspect industrial sites. We believe that we are in compliance in all material respects with the standards established by all the governmental authorities applicable to our operations in Brazil. We cannot assure you, however, that additional regulations will not be enacted in the future, and that such restrictions would not have a material adverse effect on our results or operations. The operation in Brazil as that of Chile counts with all certifications mentioned in terms of Quality, Environment and Occupational Health and Safety and those associated with Food Safety and Best Practices in Food Processing.

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

The following chart presents a summary of our direct and indirect ownership interests in our subsidiaries and associated companies:

The following table presents information relating to the main activities of our subsidiaries and associated companies, as well as our direct and indirect ownership interests in them as of the date of this document:

Subsidiary	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A. (1)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
VJ S.A. (2)	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A. (2)	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A. (3)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases Central S.A. (2)	Manufacture and packaging of all kinds of beverages and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A.	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Comercializadora Novaverde S.A	Process and commercialize fruits, ice cream, vegetables and food in general, under the Guallarauco trademark.	Chile	35.00
Rio de Janeiro Refrescos Ltda. (4)	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A. (5)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Argentina	99.99
Andina Empaques Argentina S.A. (5)	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Alimentos de SOJA S.A. (6)	Manufacture, commercialize, import, export, transformation, fraction, package and distribute food products and beverages in general, and their raw materials and related products and by-products.	Argentina	14.30
Paraguay Refrescos S.A. (3)	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Paraguay	97.83
Abisa Corp.	Invest in financial instruments, for its own account or on behalf of third parties.	British Virgin Islands	99.99
Aconcagua Investing Ltda. (3)	Invest in financial instruments, for its own account or on behalf of third parties.	British Virgin Islands	99.99
Red de Transportes Comerciales Ltda. (7)	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca-Cola del Valle New Ventures S.A.(8)	Manufacture, distribute and commercialize all kinds of juices, waters and beverages in general.	Chile	35.00
Leão Alimentos e Bebidas Ltda. (9)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.26
Trop Frutas do Brasil Ltda.(10)	Manufacture, commercialize and export natural fruit pulp and coconut water.	Brazil	7.52
Sorocaba Refrescos S.A.(11)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participações Ltda.(11)	Purchase and sale of real estate investments and property management.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
UBI 3 Participações Ltda	Invest in other companies with own resources. Purchase and sale of real estate investments and property management.	Brazil	8.5

(1)	At the extraordinary shareholders’ meeting held in 2011, the shareholders of Embotelladora Andina Chile S.A. agreed to increase its capital of the latter from Ch$10,000,000 (divided into 10,000 shares) to Ch$4,778,206,076 (divided into 4,778,206 shares). It was agreed that the capital increase was to be subscribed and paid by the shareholder Embotelladora Andina S.A. through the contribution of movable goods and real estate property, which are identified in the minutes of the Shareholders’ Meeting.

(2)	Vital Aguas, Vital Jugos, and Envases Central, modified their percentage interests, due to the merger with Embotelladoras Coca-Cola Polar in 2012.

(3)	Companies incorporated during 2012, due to the merger with Embotelladoras Coca-Cola Polar S.A.

(4)	During the fourth quarter of 2013 Rio de Janeiro Refrescos Ltda. acquired Companhia de Bebidas Ipiranga, which was legally merged into this entity.

(5)	At the extraordinary general shareholders’ meeting held on November 1st, 2011, Embotelladora del Atlántico S.A. decided to divide part of its equity to form a new company, Andina Empaques Argentina S.A., for the purpose of developing the design, manufacture and sale of all kinds of plastic products or products derived from the industry for plastics, primarily in the packaging division. Accounting and tax effects began on January 1, 2012.

(6)	At the end of the fiscal year 2017, Embotelladora Andina S.A., indirectly through Embotelladora del Atlántico S.A. (EDASA) held an ownership interest of 12.96% (76,507,211 shares) in the stock capital of Alimentos de Soja S.A. On August 23, 2018, the capitalization of contributions made by the shareholders in 2017 was approved. As a result of such capitalization, EDASA maintained its ownership percentage (84,692,875 shares). In August 2018, EDASA acquired 8,849,363 shares from the shareholder Salta Refrescos S.A., according to the volume quotas, and as a result the ownership interest of EDASA increased to 14.30% (93,542,238 shares). Additionally, in August and December 2018, two capital increases were approved for which EDASA's holding increased to 113,431,590 and then 130,449,895 shares, respectively, maintaining its ownership interest of 14.30%.

(7)	Companies created to facilitate the restructuring of the distribution process in Chile.

(8)	Coca-Cola del Valle New Ventures S.A. was incorporated during 2016.

(9)	During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda. and Sistema de Alimentos de Bebidas Do Brasil Ltda. into a single company that is the legal continuing entity, namely Leão Alimentos e Bebidas Ltda. According to the current business scheme in Brazil for this company, during 2014 a 2.05% ownership interest held by Rio de Janeiro Refrescos Ltda. in Leão Alimentos e Bebidas Ltda. was sold to the rest of the bottlers’ system in Brazil.

(10)	As a result of company restructuring in 2016, Trop Frutas do Brasil Ltda, began to depend on the group of bottlers from The Coca-Cola System in Brazil, Rio de Janeiro Refrescos Ltda, holds a 7.52% direct ownership interest in that company.

(11)	In 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of R$146.9 million.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

	MAIN USE	Square meters	Property
ARGENTINA
Embotelladora del Atlántico S.A.
Azul	Distribution Center / Warehouses	600	Third Parties
Bahía Blanca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Warehouses (Don Pedro)	6,000	Leased
Bahía Blanca	Commercial Office	903	Leased
Bahía Blanca*	Real Estate (parking lot)	73,150	Own
Bahía Blanca	Warehouses (M&F Palletizer -EDF deposit)	1,400	Leased
Bariloche	Offices / Distribution Center / Warehouses	1,870	Leased
Bialet Masse*	Real Estate**	880	Own
Bragado	Commercial Office	38	Leased
Carlos Paz	Commercial Office	270	Leased
Carmen de Patagones	Commercial Office / Warehouses / Crossdocking	1,600	Leased
Chacabuco*	Offices / Distribution Center / Warehouses	25,798	Own
Chivilcoy	Distribution Center / Warehouses	1,350	Third Parties
Chivilcoy	Commercial Office	72	Leased
Comodoro Rivadavia	Offices / Distribution Center / Warehouses	7,500	Leased
Concepcion del Uruguay	Commercial Office	118	Leased
Concordia	Commercial Office / Third party Distribution Center / Warehouses	1,214	Leased
Córdoba*	Offices /Production of soft drinks and other still beverages / Distribution Center / Warehouses / Real estate	959,585	Own
Córdoba (H.Primo)	Commercial Office / Parking Lot / Deposit	1,173	Leased
Córdoba (San Isidro)*	Deposit and Offices	8,808	Own
Córdoba	Deposit (Rigar)	8,800	Leased
Córdoba	Deposit (Ricardo Balbín)	2,500	Leased
Coronel Suarez	Offices / Third party Distribution Center / Warehouses / Deposit	1,000	Leased
General Pico*	Offices / Distribution Center / Warehouses	15,525	Own
General Roca	Distribution Center / Warehouses	2,800	Third Parties
Gualeguaychu	Commercial Office / Warehouses	2,392	Leased
Junín (Buenos Aires)	Cross Docking	995	Third Parties
Junín (Buenos Aires)	Commercial Office	108	Leased
Mendoza*	Offices / Distribution Center / Warehouses	36,452	Own
Monte Hermoso*	Real Estate**	300	Own
Neuquén*	Offices / Distribution Center / Warehouses	10,157	Own
Olavarría	Offices / Distribution Center / Warehouses	3,065	Leased

	MAIN USE	Square meters	Property
Paraná	Commercial Office	318	Leased
Pehuajo	Offices / Distribution Center / Warehouses	1,060	Leased
Pergamino*	Offices / Cross Docking	15,700	Own
Puerto Madryn	Commercial Office	115	Leased
Río Gallegos	Distribution Center / Warehouses	2,491	Leased
Río Grande	Offices / Distribution Center / Warehouses	2,460	Leased
Río IV*	Housing	1,914	Own
Río IV*	Private Passageway	5,170	Own
Río IV*	Cross Docking	7,482	Own
Río IV	Commercial Office	93	Leased
Rivadavia (Mendoza)*	Deposit**	800	Own
Rosario*	Offices / Distribution Center / Warehouses / Parking Lot / Real Estate	27,814	Own
San Francisco	Commercial Office	63	Leased
San Juan*	Offices / Distribution Center / Warehouses	48,036	Own
San Luis*	Commercial Offices / Distribution Center / Warehouses	5,205	Own
San Nicolas	Commercial Office	50	Leased
San Rafael	Commercial Office	58	Leased
Santa Fe (Casilda)	Commercial Office	40	Leased
Santa Fe	Commercial Office	238	Leased
Santa Rosa	Distribution Center / Warehouses	1,200	Third Parties
Santo Tomé*	Administrative Office / Distribution Center / Warehouses	88,309	Own
Trelew*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	51,000	Own
Trelew	Warehouses	1,500	Leased
Tres Arroyos	Offices / Crossdocking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Center / Warehouses	1,360	Leased
Ushuaia	Commercial Office	94	Leased
Venado Tuerto	Commercial Office / Distribution Center / Warehouses	2,449	Third Parties
Villa Maria	Commercial Office	125	Leased
Villa Mercedes	Commercial Office	70	Leased
Andina Empaques Argentina S.A.
Buenos Aires*	Production of bottles, PET Preforms, Plastic Caps and Cases	27,520	Own
Buenos Aires	Deposit adjoining the production plant	1,041	Leased
Buenos Aires	Deposit adjoining the production plant	940	Leased
BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	2,243,953	Own
Nova Iguaçu*	Distribution Center / Warehouses	82,618	Own

	MAIN USE	Square meters	Property
Bangu*	Distribution Center	44,389	Own
Campos*	Distribution Center	36,083	Own
Cabo Frio*	Distribution Center**	1,985	Own
São Pedro da Aldeia*	Distribution Center	10,139	Concession
Itaperuna*	Cross Docking	2,500	Leased
Caju*	Distribution Center	4,866	Own
Caju*	Distribution Center	8,058	Own
Caju*	Parking Lot	7,400	Leased
Vitória (Cariacica)*	Distribution Center	93,320	Own
Cachoeiro do Itapemirim *	Cross Docking	8,000	Leased
Linhares*	Cross Docking	1,500	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto*	Real Estate	279,557	Own
Franca*	Distribution Center	32,500	Own
Mococa*	Distribution Center	33,669	Leased
Araraquara*	Distribution Center	11,658	Own
São Paulo*	Apartment	69	Own
São Joao da Boa Vista*	Cross Docking	20,773	Own
São Pedro da Aldeia*	Parking Lot	6,400	Concession
Itaipu*	Commercial Office	750	Leased
Nova Friburgo*	Commercial Office / Cross Docking	350	Leased
Guarapari*	Commercial Office	218	Leased
Colatina*	Commercial Office / Cross Docking	3,840	Leased
São Mateus*	Commercial Office / Cross Docking	2,007	Leased
Rio das Ostras*	Commercial Office	527	Leased
CHILE
Embotelladora Andina S.A.
Renca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	380,833	Own
Renca*	Warehouses	55,562	Own
Renca*	Warehouses	11,211	Own
Renca*	Warehouses	46,965	Own
Carlos Valdovinos*	Distribution Center / Warehouses	106,820	Own
Puente Alto *	Distribution Center / Warehouses	68,682	Own
Maipú*	Distribution Center / Warehouses	45,833	Own
Demetrop (Metropolitan Region)	Warehouses	n/a	Leased
Trailerlogistic (Metropolitan Region)	Warehouses	n/a	Leased
Monster (Metropolitan Region)	Warehouses	n/a	Leased
Rancagua*	Distribution Center / Warehouses	25,920	Own
San Antonio*	Distribution Center / Warehouses	19,809	Own

	MAIN USE	Square meters	Property
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	8,028	Own
Calama*	Distribution Center / Warehouses	10,700	Own
Tocopilla*	Distribution Center / Warehouses	562	Own
Coquimbo*	Offices / Distribution Center / Warehouses	31,383	Own
Copiapó*	Distribution Center / Warehouses	26,800	Own
Ovalle*	Distribution Center / Warehouses	6,223	Own
Vallenar*	Distribution Center / Warehouses	5,000	Own
Illapel	Distribution Center / Warehouses	n/a	Leased
Punta Arenas*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique*	Distribution Center / Warehouses	5,093	Own
Puerto Natales	Distribution Center / Warehouses	850	Leased
VJ S.A.
Renca*	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo*	Offices / Production of Waters	573,620	Own
Envases Central S.A.
Renca*	Offices / Production of Soft Drinks	51,907	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo*	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo*	Offices / Warehouses	32,911	Own
Encarnación*	Offices / Warehouses	12,744	Own
Ciudad del Este*	Offices / Warehouses	14,620	Own

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

	Year Ended December 31,
	2019			2020
	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)	Annual Total Installed Capacity(1)	Average Capacity Utilization (%)	Capacity Utilization During Peak Month (%)
Soft drinks (millions of UCs):
Andina Chile	337	45	63	317	50	64
Andina Brazil	430	58	62	421	53	63
Andina Argentina	344	44	55	378	39	58
Paraguay Refrescos	118	45	59	128	39	57
Other beverages (millions of UCs)
Andina Chile	22	50	72	22	54	61
Andina Brazil	45	47	42	56	43	54
Andina Argentina	105	25	36	117	15	24
Paraguay Refrescos	29	40	54	33	29	36
ECSA/VJSA/VASA	115	49	54	122	53	59
PET packaging (millions of bottles) (2)	46	42	60	46	38	66
Preforms (millions of preforms) (2)	968	67	93	860	64	85
Plastic caps (millions of caps) (2)	1,000	54	88	1,000	41	97
Cases(2)	0.7	68	100	0.7	59	100

(1)	Annual Total Installed Capacity assumes production of the mix of products and containers produced in 2019 and 2020. Capacity calculation was standardized for all operations. Thus, calculation considers Overall Equipment Effectiveness budgeted for the years 2019 and 2020.

(2)	Andina Empaques Argentina only.

In 2020, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. For instance, in Paraguay, in 2020 we finalized the investment of an in-line blowing machine, which made it possible to stop producing bottles in the old blowing plant (intermediate process) and to maximize the productive capacity of the PET OW line, since in the same line is performed blowing and filling. We also made significant improvements to our auxiliary services and complementary processes such as the investment of a new well in Renca, in order to ensure water supply for the next 10 years, increasing extraction capacity by 25%. We believe we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and spring and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2020, we had total installed annual production capacity, including soft drinks, fruit juices, and water, of 1,594 million unit cases. Our primary facilities include:

•	through Coca-Cola Andina, in the Chilean territory, three soft drink and other beverages production facilities with 23 production lines, with total installed annual capacity of 339 million unit cases (21.3% of our total installed annual capacity);

•	through Vital Jugos in the Chilean territory, one fruit juice production facility, with 15 production lines, with total installed annual capacity of 32 million unit cases (2.0% of our total installed annual capacity);

•	through Envases Central in the Chilean territory, one fruit juice production facility, with 2 production lines, with total installed annual capacity of 46 million unit cases (2.9% of our total installed annual capacity);

•	through Vital Aguas in the Chilean territory, one mineral water production facility, with 2 production lines, with total installed annual capacity of 44 million unit cases (2.8% of our total installed annual capacity);

•	through Rio de Janeiro Refrescos in the Brazilian territory, three soft drink and other beverages production facilities with 19 production lines for soft drinks with total installed annual capacity of 421 million unit cases (26.4% of our total installed annual capacity); and 11 production lines for juices, tea and water which satisfy the franchise’s needs and re-sales to other Bottlers in Brazil, with total installed annual capacity of 56 million unit cases (3.5% of our total installed annual capacity);

•	through Embotelladora del Atlántico in the Argentine territory, three soft drink and other beverages production facilities with 17 production lines for soft drinks with a total installed annual capacity of 378 million unit cases (23.7% of our total installed annual capacity); four production lines for juices that covers the needs of our franchise, and one production line for waters and sensitive products with a total installed annual capacity of 117 million unit cases (7.3% of our total installed annual capacity);

•	through Andina Empaques Argentina S.A. in the Argentine territory, one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, two bottle blowers, two injectors for plastic caps and one production line for cases, with a total installed annual capacity of 1,097 million units considering PET bottles, preforms, plastic caps and cases;

•	through PARESA in the Paraguayan territory, one production facility located in San Lorenzo, with seven soft drink and other beverages production lines with a total installed annual capacity of 143 million unit cases (9.0% of our total installed annual capacity); and three tetra pack lines with a total installed annual capacity of 18 million unit cases (1.1% of our total installed annual capacity).

ITEM 4A.	UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS 2020

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2020, 2019 and 2018.

Our consolidated financial results for the years ended December 31, 2020, 2019 and 2018 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay. Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency).

IFRS requires that assets and liabilities of our subsidiaries outside of Chile be converted from the functional currency to the presentation currency (Chilean peso) at year-end exchange rates, and that income and expense accounts are converted at monthly average exchange rates for the month in which they are recognized for those subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2018, 2019 and 2020 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

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

The Impact of the Ongoing COVID-19 Pandemic

As a result of the impact that the ongoing COVID-19 pandemic is having across the world, including in the countries where we operate, we have taken measures necessary to protect the health and safety of our employees and to ensure the continuity of our operations. Among the measures we have taken are the following:

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

As a result of the COVID-19 pandemic and government measures, we have experienced high volatility in our sales across channels. During the fourth quarter of 2020, in consolidated terms, we continue to experience a decrease (albeit to a lesser extent than in previous quarters) in our sales volumes in the on-premise channel, consisting mainly of restaurants and bars, which are currently able to operate but with capacity restrictions. We have also observed volume growth again in supermarkets, although marginal, with the traditional (mom & pops) and wholesale channels continuing to drive volume growth. Because the pandemic and the actions taken by governments change rapidly, we believe it is too early to make conclusions about changes in long-term consumption patterns, and how changes may affect our operational and financial results in the future.

Due to uncertainty regarding the evolution of the COVID-19 pandemic and government measures, including how long they will persist, we cannot predict the effect these trends will have on our financial performance. We believe that the Company will have no liquidity problems. To date, we also do not anticipate significant provisions or write-offs. Additionally, our investment plan for 2021 returns to pre-crisis investments levels (i.e., around US$160 – US$180 million). We continuously monitor our investment plans and we cannot assure you that we will fully abide by our current plans, especially in the event of a stronger flare-up of the virus in the countries in which we operate, or for some other unforeseen circumstance.

Summary of Results of Operations for the Years ended December 31, 2019 and 2020

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2019	2020

	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	158.2	153.8
Mineral water	44.6	41.1
Juices and other non-alcoholic	36.1	33.9
Beer and Spirits	0.6	7.5
Total	239.6	236.3

Brazil
Soft drinks	206.8	205.5
Mineral water	11.5	17.9
Juices and other non-alcoholic	22.3	18.8
Beer	18.7	23.0
Total	259.3	265.1

Argentina(2)
Soft drinks	149.5	145.2
Mineral water	18.9	12.0
Juices and other non-alcoholic	9.9	9.5
Total	178.2	166.7

Paraguay
Soft drinks	56.2	55.1
Mineral water	7.9	6.5
Juices and other non-alcoholic	5.2	4.8
Total	69.3	66.4

(1)	Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

(2)	Volumes by category in Argentina were reclassified in previous years to reflect comparable figures with 2020; however total volumes did not change.

Note: Totals may not sum due to rounding.

	Year ended December 31,
	2019		2020
	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	608,952	34.2	644,762	38.0
Brazil	619,321	34.8	580,063	34.2
Argentina	394,636	22.2	318,828	18.8
Paraguay	158,892	8.9	157,153	9.3
Inter-country eliminations (1)	(2,776)	(0.2)	(2,524)	(0.1)
Total net sales	1,779,025	100.0	1,698,281	100.0

(1)	Eliminations represent intercompany sales.

Note: Totals may not sum due to rounding.

The following tables set forth our results of operations for the years ended December 31, 2019 and 2020.

	Year ended December 31,
	2019		2020
	Ch$ millions	% of net sales	Ch$ millions	% of net sales
Net sales	1,779,025	100.0	1,698,281	100.0
Cost of sales	(1,048,344)	(58.9)	(1,022,499)	(60.2)
Gross profit	730,681	41.1	675,783	39.8
Distribution, administrative and sales expenses	(492,900)	(27.7)	(436,171)	(25.7)
Other (expense) income, net (1)	(1,368)	(0.1)	(61,589)	(3.6)
Income taxes	(61,167)	(3.4)	(54,905)	(3.2)
Net income	175,246	9.9	123,117	7.2

(1)	Includes other expenses, other income (expense), financial income, financial costs, share in profit of investees accounted under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
Millons Ch$	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Net Sales	608,952	644,762	619,321	580,063	394,636	318,828	158,892	157,153	(2,776)	(2,524)	1,779,025	1,698,281
Cost of sales	(359,466)	(392,720)	(384,839)	(373,445)	(214,447)	(172,066)	(92,368)	(86,792)	2,776	2,524	(1,048,344)	(1,022,499)
Gross profit	249,486	252,041	234,482	206,618	180,189	146,762	66,524	70,361	-	-	730,681	675,783
Distribution, administrative and sales expenses	(161,508)	(160,876)	(144,297)	(117,623)	(148,150)	(120,729)	(34,073)	(31,516)	-	-	(488,028)	(430,744)
Corporate expenses	-	-	-	-	-	-	-	-	-	-	(4,872)	(5,427)

(1)	Totals may not sum due to rounding.

Net Sales

Our sales volume was 734.6 million unit cases during the year ended December 31, 2020, a 1.6% decrease compared to 746.4 million unit cases in 2019, mainly explained by the volume decrease in the Argentine, Chilean and Paraguayan operations, and partly offset by the volume increase in the Brazilian operation. Volume for soft drinks decreased 1.9%, volume for waters decreased 6.6% and volume for juices and other non-alcoholic beverages decreased 8.7% while beer and spirits increased 57.2%, in each case during the year ended December 31, 2020 compared to 2019. The increase of sales volume of beer is mainly due to (i) the new distribution agreement signed with AB InBev in Chile, beginning November 2020, and (ii) higher volume in Brazil. Excluding beer volume in Chile, resulting from the new agreement with AB InBev, sales volume would have decreased by 2.4% during the year.

Our net sales were Ch$1,698,281 million during the year ended December 31, 2020, a 4.5% decrease compared to Ch$1,779,025 million during 2019. Our net sales decreased mainly as a result of a decrease in sales in Argentina and Paraguay, and a negative effect upon translation of figures from our corporations in Brazil and Argentina. This was partially offset by higher sales in Chile, mainly as a result of higher sales volume, and higher average revenue per unit case sold.

Soft drinks represented 65.4% of net sales during the year ended December 31, 2020, compared to 67.9% during 2019.

Chile

Our sales volume in Chile was 236.3 million unit cases during the year ended December 31, 2020, a 1.3% decrease compared to 239.6 million unit cases during 2019. Volume for soft drinks, waters and juices and other non-alcoholic beverages in Chile decreased 2.8%, 7.9% and 6.1%, respectively, while volume for beer and spirits increased 1,063.6% in each case during the year ended December 31, 2020, compared to 2019. Excluding beer volume in Chile resulting from the new agreement with AB InBev, sales volume would have decreased by 3.7% during the year.

Our average market share for soft drinks in Chile during the year ended December 31, 2020, according to A.C. Nielsen Company, was 65.2% (in terms of volume), compared to 66.7% for 2019, and 68.3% (in terms of average sales), compared to 68.9% for 2019. As a result of restrictions related to COVID-19, the surveying company changed the methodology and sample, therefore 2020 figures may not be fully completely comparable to prior periods.

Our net sales in Chile were Ch$644,762 million during the year ended December 31, 2020, a 5.9% increase compared to Ch$608,952 million during 2019, which is explained mainly by higher revenues per unit case, and partially offset by the aforementioned volume decrease.

Our net sales of soft drinks in Chile were Ch$407,191 million during the year ended December 31, 2020, a 0.3% decrease when compared to Ch$408,468 million in 2019, mainly as a result of the lower volume sold, and partially offset by higher revenues per unit case. Our net sales of water, juices and other non-alcoholic beverages in Chile were Ch$173,459 million during the year ended December 31, 2020, a 5.6% decrease compared to Ch$183,738 million during 2019, primarily as a result of the lower volume sold, and partially offset by higher revenues per unit case. Our net sales of beer and spirits in Chile were Ch$64,111 million during the year ended December 31, 2020, a 282.8% increase compared to Ch$16,746 million during 2019, mainly as a result of the new distributing agreement with AB InBev, effective since November 2020.

Brazil

Our sales volume in Brazil was 265.1 million unit cases during the year ended December 31, 2020, a 2.3% increase compared to 259.3 million unit cases during 2019. Volume for soft drinks and juices and other non-alcoholic beverages, in Brazil decreased

0.6% and 15.7%, respectively, while volume for waters and beer increased 55.6% and 22.5%, respectively, in each case during the year ended December 31, 2020 compared to 2019. The increase of sales volume of water is mainly explained because the state of Rio de Janeiro was affected by the quality of the drinking water, particularly in the first quarter of 2020, translating into a sharp growth of our water sales volume.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2020, according to A.C. Nielsen Company, was 62.1% (in terms of volume), compared to 61.6% for 2019, and 68.3% (in terms of average sales), compared to 68.0% for 2019.

Our net sales in Brazil were Ch$580,063 million during the year ended December 31, 2020, a 6.3% decrease compared to Ch$619,321 million during 2019.

Our net sales of soft drinks in Brazil were Ch$317,713 million during the year ended December 31, 2020, an 11.9% decrease compared to Ch$360,792 million during 2019. In local currency, net sales of soft drinks increased 2.2%, mainly because of higher revenue per unit case and partially offset by the lower volume sold. Our net sales of water and juices and other non-alcoholic beverages in Brazil were Ch$99,184 million during the year ended December 31, 2020, a 19.9% decrease compared to Ch$123,829 million during 2019. In local currency, net sales of water and juices and other non-alcoholic beverages decreased 8.5%, mainly because of a lower average revenue per unit case sold, and partially offset by the increase in volume sold. Our net sales of beer in Brazil were Ch$163,167 million during the year ended December 31, 2020, a 21.1% increase compared to Ch$134,701 million during 2019. In local currency, net sales of beer increased 40.7%, mainly as a result of higher volume sold and a higher average revenue per unit case sold.

Argentina

Our sales volume in Argentina was 166.7 million unit cases during the year ended December 31, 2020, a 6.5% decrease compared to 178.2 million unit cases during 2019. Volume for soft drinks, waters and juices and other non-alcoholic beverages in Argentina decreased 2.8%, 36.7% and 3.5%, respectively, during the year ended December 31, 2020 compared to 2019. The decrease of sales volumes is explained by the negative macroeconomic environment faced by the country during 2020.

Our average market share for soft drinks in Argentina during the year ended December 31, 2020, according to A.C. Nielsen Company, was 61.5% (in terms of volume), compared to 62.9% for 2019, and 71.2% (in terms of average sales), compared to 71.6% for 20191. As a result of restrictions related to COVID-19, the surveying company changed the methodology and sample, therefore 2020 figures may not be fully comparable to prior periods.

Our net sales in Argentina were Ch$318,828 million during the year ended December 31, 2020, a 19.2% decrease compared to Ch$394,636 million during 2019. This was mainly explained by (i) the decrease in sales volume, (ii) lower average revenue per unit case sold, because of price controls, and (iii) the negative effect of the conversion of results to Chilean pesos.

Our net sales of soft drinks in Argentina were Ch$260,118 million during the year ended December 31, 2020, a 17.1% decrease compared to Ch$313,866 million during 2019. In local currency, net sales of soft drinks decreased 9.9% in real terms, mainly as a result of a lower average price per unit case sold and the decrease in volume. Our net sales of juices and other non-alcoholic beverages, waters and beer and spirits in Argentina were Ch$49,818 million during the year ended December 31, 2020, a 29.8% decrease compared to Ch$70,990 million during 2019. In local currency, net sales of juices and other non-alcoholic beverages, water and beer and spirits decreased 25.3% in real terms, mainly due to the previously mentioned decline in volumes.

Paraguay

Our sales volume in Paraguay was 66.4 million unit cases during the year ended December 31, 2020, a 4.2% decrease compared to 69.3 million unit cases during 2019. Volume for soft drinks, water and juices and other non-alcoholic beverages in Paraguay decreased 2.0%, 17.6% and 7.6%, respectively, in each case during the year ended December 31, 2020, compared to 2019.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2020, according to A.C. Nielsen Company, was 76.5% (in terms of volume) compared to 73.4% for 2019, and 81.3% in terms of average sales, compared to 78.3% for 2019 according to the same source. As a result of restrictions related to COVID-19, the surveying company changed the methodology and sample, consequently 2020 figures may not be fully comparable to prior periods.

Our net sales in Paraguay were Ch$157,153 million during the year ended December 31, 2020, a 1.1% decrease compared to Ch$158,892 million during 2019, mainly resulting from lower volume sold, and partially offset by (i) higher revenues per unit case in local currency, and (ii) a positive effect upon translation of figures into Chilean pesos.

Our net sales of soft drinks in Paraguay were Ch$126,058 million during the year ended December 31, 2020, a 1.0% increase compared to Ch$124,856 million during 2019. In local currency, our net sales of soft drinks decreased 1.8%, primarily as a result of a decrease in volume sold, partially offset by a higher average revenue per unit case. Our net sales of water and juices and other non-alcoholic beverages in Paraguay were Ch$31,095 million during the year ended December 31, 2020, an 8.6% decrease compared to Ch$34,036 million during 2019. In local currency, net sales of water and juices and other non-alcoholic beverages decreased by 11.3%, primarily as a result of lower volume.

Cost of Sales

Our cost of sales was Ch$1,022,499 million during the year ended December 31, 2020, a 2.5% decrease, compared to Ch$1,048,344 million during 2019. The cost of sales per unit case decreased 0.9% in the same period. This decrease was mainly due to (i) the sales volume decrease in Argentina, Chile and Paraguay, (ii) the lower cost of PET resin, and (iii) a shift in the soft drinks’ mix towards future consumption packaging which carry a lower unit cost. These effects were partially offset by (i) increased sales in the beer and spirits category in Chile, which carry a higher cost per unit case, and (ii) the negative effect of the depreciation of the Argentine peso, the Brazilian real, the Paraguayan guaraní and the Chilean peso on our dollarized costs. Our cost of sales represented 60.2% of net sales for the year ended December 31, 2020, compared to 58.9% for 2019.

Chile

Our cost of sales in Chile was Ch$392,720 million during the year ended December 31, 2020, a 9.3% increase compared to Ch$359,466 million during 2019. The cost of sales per unit case increased 10.7% in the same period. This was mainly due to (i) increased sales of the beer and spirits category, which carry a higher cost per unit case, (ii) the negative effect of the depreciation of the Chilean peso on our dollarized costs, and (iii) greater depreciation expenses. This was partly offset by a shift in the soft drinks’ mix from immediate to future consumption, which carries a lower average cost. Our cost of sales in Chile represented 60.9% of net sales in Chile for the year ended December 31, 2020, compared to 59.0% for 2019.

Brazil

Our cost of sales in Brazil was Ch$373,445 million during the year ended December 31, 2020, a 3.0% decrease compared to Ch$384,839 million during 2019. The cost of sales per unit case decreased 5.1% in the same period. In local currency, total cost of sales increased 12.2%, mainly due to (i) the negative effect of the depreciation of the Brazilian real on our dollarized costs, (ii) greater concentrate costs due to lower tax benefits, and (iii) the increase of beer in the sales mix, which carries a higher cost. Our cost of sales in Brazil represented 64.4% of net sales in Brazil for the year ended December 31, 2020, compared to 62.1% for 2019.

Argentina

Our cost of sales in Argentina was Ch$172,066 million during the year ended December 31, 2020, a 19.8% decrease compared to Ch$214,447 million during 2019. The cost of sales per unit case decreased 14.2% in the same period. In local currency (in real terms, based on currency rates as of December 2020) cost of sales decreased 12.7% mainly due to (i) lower sales volume, (ii) lower sugar costs, and (iii) lower PET resin costs. This was partly offset by the effect of the depreciation of the Argentine peso on our dollarized costs. Our cost of sales in Argentina represented 54.0% of net sales in Argentina for the year ended December 31, 2020, compared to 54.3% for 2019.

Paraguay

Our cost of sales in Paraguay was Ch$86,792 million during the year ended December 31, 2020, a 6.0% decrease compared to Ch$92,368 million during 2019. Cost of sales per unit case decreased 1.9% during the same period. In local currency, cost of sales decreased 8.7%. This is mainly explained by (i) lower volume sold, (ii) a reduction in the price of PET resin, and (iii) lower repair and maintenance expenses, among other items, due to the savings plan implemented. Our cost of sales in Paraguay represented 55.2% of net sales in Paraguay for the year ended December 31, 2020, compared to 58.1% for 2019.

Gross Profit

Due to the factors described above, our gross profit was Ch$675,783 million during the year ended December 31, 2020, a 7.5% decrease compared to Ch$730,681 million during 2019. Our gross profit represented 39.8% of our net sales during the year ended December 31, 2020, compared to 41.1% of our net sales in 2019.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$436,171 million during the year ended December 31, 2020, an 11.5% decrease compared to Ch$492,900 million during 2019. This decrease in distribution, administrative and sales expenses, was mainly due to (i) lower labor costs across our four segments, (ii) lower marketing expenses across our four segments, and (iii) lower distribution costs due to lower sales volume. Our distribution, administrative and sales expenses represented 25.7% of our net sales during the year ended December 31, 2020, compared to 27.7% for 2019.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$160,876 million during the year ended December 31, 2020, a 0.4% decrease compared to Ch$161,508 million during 2019. This was mainly due to (i) lower labor costs, and (ii) lower advertising expenses. This effect was partially offset by (i) lower other operating income classified under this item, and (ii) higher expenses on uncollectible accounts and higher insurance expenses. Our distribution, administrative and sales expenses in Chile represented 25.0% of our net sales in Chile during the year ended December 31, 2020, compared to 26.5% for 2019.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$117,623 million during the year ended December 31, 2020, an 18.5% decrease compared to Ch$144,297 million during 2019. In local currency, they decreased 6.8%, mainly due to (i) lower advertising expenses, (ii) lower labor costs, and (iii) lower distribution freight expenses. Our distribution, administrative and sales expenses in Brazil represented 20.3% of our net sales in Brazil during the year ended December 31, 2020, compared to 23.3% for 2019.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$120,729 million during the year ended December 31, 2020, an 18.5% decrease compared to Ch$148,150 million during 2019. In local currency (in real terms, based on currency rates as of December 2020), the distribution, administrative and sales expenses decreased 11.3%, mainly due to (i) lower labor costs and expenses for services provided by third parties, which grew below local inflation, (ii) lower advertising expenses, (iii) higher other operating income classified under this item, and (iv) the effect of lower volumes on distribution expenses. Our distribution, administrative and sales expenses in Argentina represented 37.9% of our net sales in Argentina during the year ended December 31, 2020, compared to 37.5% for 2019.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$31,516 million during the year ended December 31, 2020, a 7.5% decrease, compared to Ch$34,073 million during 2019. The distribution, administrative and sales expenses in local currency in Paraguay decreased 11.0%, which is mainly due to (i) lower advertising expenses, (ii) lower labor costs, (iii) greater other operating income classified under this item, and (iv) lower freight expenses due to lower volume sold. Our distribution, administrative and sales expenses in Paraguay represented 20.1% of our net sales in Paraguay during the year ended December 31, 2020, compared to 21.4% for 2019.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020

	(in millions of Ch$)
Other income (expense)	14,767	(9,074)
Financial income	45,156	14,946
Financial costs	(46,209)	(54,773)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	(3,415)	2,229
Exchange rate differences	(4,131)	(3,088)
Gain (loss) from differences in indexed financial assets and liabilities	(7,536)	(11,829)
Other income (expense), net	(1,368)	(61,589)

We had other expenses, net, of Ch$61,589 million during the year ended December 31, 2020, a 4,401.7% increase compared to Ch$1,368 million during 2019. The increase in other expenses, net, is mainly explained by a decrease in financial income of Ch$30,210 million and a decrease in other income (expense) of Ch$23,841 million (both accounts were impacted in 2019 by the recognition of a tax credit in Brazil and its monetary restatement, which resulted in Ch$40,282 million in other income and by Ch$35,543 million in financial income (net of financial costs), respectively). In addition, there is an increase in financial costs of Ch$8,564 million mainly due to a new bond issuance in January 2020 (senior notes due 2050) and the costs of derivative instruments utilized for hedging purposes (bonds series B, C, D and E and new Bond due 2050).

Income Taxes

We had income taxes of Ch$54,905 million during the year ended December 31, 2020, a 10.2% decrease compared to Ch$61,167 million during 2019. This decrease is mainly explained by the recognition of income tax resulting from tax credits from previous years recognized by the operation in Brazil in 2019, which involved an increase in income tax by Ch$25,780 million in that year. This decrease in income tax expenses was partially offset by the appreciation of the Chilean peso against the dollar (5.0%) which led to higher taxes derived from income due to the exchange rate differences.

Net Income

Due to the factors described above, we had a net income of Ch$123,117 million during the year ended December 31, 2020, a 29.7% decrease compared to Ch$175,246 million during 2019. Our net income represented 7.2% of our net sales during the year ended December 31, 2020, compared to 9.9% for 2019.

Summary of Results of Operations for the Years ended December 31, 2018 and 2019

For information regarding the results of operations for the years ended December 31, 2018 and December 31, 2019, See “Item 5. Operating and Financial Review and Prospects –A. Operating Results 2019 –Summary of Results of Operations for the years ended December 31, 2017, 2018 and 2019” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

Basis of Presentation

The aforementioned discussion should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements, including the notes thereto.

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

These financial statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2020 and 2019 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2020, 2019 and 2018, all of which were approved by the board of directors on April 15, 2021.

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

Critical Accounting Estimates

Discussion of critical accounting estimates

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of our results of operations and financial position in the preparation of financial statements in conformity with IFRS. We cannot assure you that actual results will not differ from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates and assumptions about the effect of matters that are inherently uncertain. For a more detailed discussion of accounting policies significant to our operations, please see note 2.23 to our Consolidated Financial Statements.

Impairment of goodwill and intangible assets of indefinite useful life

The Company tests if goodwill and intangible assets of indefinite useful life have suffered impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units (“CGU”) are determined based on calculations of the value in use. The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors. The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties. However, the assumptions are consistent with our internal planning. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows. Discounted free cash flows in the cash generating unit of the Parent Company in Chile as well as the subsidiaries in Brazil, Argentina and Paraguay generated greater values than their respective assets, including goodwill for the Brazilian, Argentine and Paraguayan subsidiaries.

The management of the Company understands that these discounted cash flows of the Company and subsidiaries are sensitive to many factors. The following further discusses the sensitivity of the most significant estimates in the value in use calculation: Discount Rate, Residual Cash Flows Growth Rate and EBITDA Margin

Discount Rate: The Comany used a weighted average cost of capital (WACC) in which each category of capital was proportionately weighted to obtain the discount rate. For each CGU we used a different discount rate, reflecting the specific risks related to its country’s and operation’s risk. To provide a more broader understanding of the effect of this variable on the valuation, changes in the discount rate of +/- 100 bps were applied. The result of this sensitivity analysis was that the value in use were greater than their respective recorded assets of each of the CGUs.

Residual Cash Flows Growth Rate: In the model it was assigned an specific growth rate to future residual cash flows (beyond 5 years projections) for each CGU. To have a better understanding of the effect of this perpetual growth rate on the valuations, changes in the growth rate on +/- 75 bps were applied for each of the CGU. As a result of this sensitivity analysis, the value in use were greater than their respective recorded assets of each of the CGUs.

EBITDA Margin: Given that cash flows from each CGU may vary from the original projections for different reasons, such as variations on volume of sales, on prices, on expenses and also on other economic factors, management decided to apply a sensitivity analysis based on the variation of EBITDA margin of each CGU. The variation range of margins was of +/-100 bps from the original EBITDA margin of each year projected (2021-2025) and perpetuity. The result of the sensitivity analysis was that the generated value in use were greater than their respective assets on each CGU.

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

Impact of Foreign Currency Fluctuations

Pursuant to the methodology of conversion of IFRS, the assets and liabilities of the subsidiaries of Brazil and Paraguay are converted from their functional currency (Brazilian real and Paraguayan guaraní, respectively) to the presentation currency of the Parent company (Chilean peso), at the closing exchange rate, and income accounts at the exchange rate of the date of each transaction or at the average exchange rate of each month in which these are performed. In the case of subsidiaries operating in hyperinflationary environments (Argentina, beginning in 2018), non-monetary assets and liabilities and income statements items are restated by the inflation rate of the hyperinflationary economy, bringing its effects to the income statement. These restated balances are converted from the functional currency to the presentation currency at the closing exchange rate of each year. The effects of these conversions are presented as other comprehensive income not affecting the results of the fiscal years ended as of December 31, 2018, 2019 and 2020. The conversion effect resulting from bringing assets and liabilities (including the effects of intercompany accounts designated as an integral part of the investment) from the functional currency to the presentation currency, according to the methodology described above, resulted in a decrease of other comprehensive income of Ch$178,420 million in 2020 (a net decrease of Ch$32,402 million in 2019 and a net decrease of Ch$69,597 million in 2018).

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

Capital Resources, Treasury and Funding Policies

The products we sell are usually paid for in cash or short-term credit, and therefore our main source of financing comes from the cash flow of our operations. This cash flow has been generally sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved at our general shareholders’ meeting. Should additional funding be required for potential future investments in geographic expansion or other needs, our main sources of financing are expected to be: (i) debt offerings in the Chilean and international capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, however during 2020, we received dividends from subsidiaries in Argentina, Brazil and Paraguay. On September 1, 2019, the Argentine government reinstated certain exchange restrictions. We cannot assure you that we will not face restrictions in the future regarding the distribution of dividends from our foreign subsidiaries.

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

Our financing policy contemplates that each subsidiary finances its own operations. From this perspective, each subsidiary’s management focuses on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should additional financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our general policy is to prefer local financing to allow for natural hedging. If local financing conditions are not acceptable, because of costs or other constraints, Andina will provide financing, or our subsidiary could finance itself in a currency different than the local one, and will use derivative instruments to hedge against the operation’s functional currency.

Our cash management policy contemplates that cash surpluses be invested in low risk securities that are mainly short-term and easily liquidated assets until such time that this surplus should be needed.

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

Cash Flows from Operating Activities 2020 vs. Cash Flows from Operating Activities 2019 and 2018

Cash flows from operating activities during 2020 amounted to Ch$278,769 million compared to Ch$255,148 million in 2019. The increase in cash flow generation was mainly due to lower payments to suppliers, lower tax payments and other cash outflows, partially offset by lower collections.

See “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies”, in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

Cash Flows from Investing Activities 2020 vs. Cash Flows from Investing Activities 2019 and 2018

Cash flows for investment activities (includes purchase and sale of property, plant and equipment; investments in associated companies; and financial investments) amounted to Ch$223,879 million in 2020 compared to Ch$110,048 million during 2019. The increase in cash flow used in investing activities is mainly explained by greater purchases of short-term financial instruments partially offset by lower investment in property, plant and equipment.

See “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies”, in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

Cash Flows from Financing Activities 2020 vs. Cash Flows from Financing Activities 2019 and 2018

Financing activities generated a positive cash flow of Ch$113,041 million in 2020, increasing Ch$240,153 million compared to 2019, which is mainly explained by a new bond issuance in January 2020 (Senior Notes due 2050).

As of December 31, 2020, 23 short-term credit lines are available for an amount equivalent to Ch$150,107 million, of which all of them are unused lines of credit that remain available. In Argentina, we had the equivalent of Ch$36,898 million in credit available from nine lines of credit, which have not been used. In Brazil, we had the equivalent of Ch$88,513 million in credit available from 11 lines of credit, which remanined unused as of December 31, 2020. In Chile, we had the equivalent of Ch$7,000 million in credit available from one line of credit, which has not been used. In Paraguay, we had the equivalent of Ch$17,696 million in credit available from two lines of credit, which have not been used.

See “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies”, in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

Liabilities

As of December 31, 2020, our total liabilities, excluding non-controlling interest, were Ch$1,616,504 million, representing a 13.7% increase compared to December 31, 2019.

Current liabilities decreased by Ch$33,602 million, 8.2% compared to December 2019, mainly explained by the decrease in current accounts payable to related entities (-Ch$14,096 million), mainly by lower accounts payable to The Coca-Cola Company and other related companies, coupled with the decrease in trade accounts payable and other current accounts payable (-Ch$13,255 million), mainly explained by the negative effect of translating figures on accounts payable in Brazil and Argentina.

Non-current liabilities increased by Ch$228,062 million, 22.6% compared to December 2019, mainly due to the increase in other non-current financial liabilities (Ch$246,503 million), mainly explained by the recognition of the liability for the bond placement in the U.S. market in January 2020 and by the mark-to-market liability of cross currency swaps of this same bond.

As of December 31, 2020, our bond obligation had a weighted average interest rate of 3.7% in UF and 4.5% in US$ while our bank obligation had a weighted average interest rate of 26.6% for debts in Argentine pesos and 2.0% for debts in Chilean pesos.

Summary of Significant Debt Instruments

As of December 31, 2020, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds (BANDI-B1; BANDI-B2)

During 2001, we issued in Chile Series B bonds. This issuance was structured into two series, one of which matured in 2008. As of December 31, 2020, Series B is the outstanding series with sub-series B1 and B2. During 2001, UF 3.7 million in bonds were issued with final maturity in 2026, bearing an annual interest rate of 6.5%. The Series B Local Bonds are subject to the following restrictive covenants:

•	In October 2020, the covenant of Consolidated Financial Liabilities / Consolidated Equity was amended as the following: Maintain an indebtedness level where Net Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times. For these purposes Net Consolidated Financial Liabilities will be the result of: (i) Other Current Financial Liabilities, plus (ii) Other Non-Current Financial Liabilities, less (iii) the sum of Cash and Cash Equivalents; plus Other Current Financial Assets; plus Other Non-Current Financial Assets (to the extent that they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).

•	Maintain and not lose, sell, assign, or transfer to a third party the geographical area today called the “Metropolitan Region”, as franchised territory in Chile by The Coca-Cola Company, for the development, production, sale and distribution of products and brands of such licensor, in accordance with the respective bottling agreement or license, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which to date is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of such licensor; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, less than or equal to 1.3 times the Company’s unsecured consolidated current liabilities.

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

In July 2020, derivatives have been contracted (Cross Currency Swaps) that cover 100% of UF denominated financial obligations, redenominating them to Chilean pesos.

Series C Local Bonds (BKOP-C)

As a consequence of our merger with Polar, we became an obligor under the following outstanding bonds issued by Polar in Chile in 2010.

•	Series C bonds due 2031, bearing interest at a fixed annual rate equal to 4.00%.

This series is subject to the following restrictions:

•	Maintain a level of Net Financial Indebtedness within its quarterly financial statements that may not exceed 1.5 times, measured by figures included in the Company Consolidated Statement of Financial Position. For these purposes, net financial indebtedness level is defined as the ratio of net financial debt to total equity of the Company (equity attributable to the owners of the controllers plus non-controlling interests). Net financial debt means the difference between the Company financial debt and cash.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the Company unsecured consolidated liabilities.

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

•	Not invest in instruments issued by related parties or carry out operations with related parties other than those related to the general purpose of the entities, in conditions that are less favorable to those of the Company in relation to those prevailing in the market.

•	Maintain a Net Financial Coverage ratio greater than 3.0 times. Net financial coverage is the ratio between the Company’s EBITDA for the past 12 months and the Company’s Net Financial Expenses. Net financial Expenses is defined as the difference between the absolute value of the interest expenses associated with the issuer's financial debt recorded in the “Financial Costs” account; and interest income associated with the issuer's cash, recorded in the Financial Income account, for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage ratio is lower than the ratio previously indicated during two consecutive quarters.

In July 2020, derivatives have been contracted (Cross Currency Swaps) that cover 100% of UF denominated financial obligations, redenominating them to Chilean pesos.

Series D and E Local Bonds (BANDI-D; BANDI-E)

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into three series, one of which matured in 2020.

•	UF 4.0 million of Series D Bonds due 2034 were issued in August 2013, bearing an annual interest rate of 3.8%;

•	UF 3.0 million of Series E Bonds due 2035 were issued in March 2014, bearing an annual interest rate of 3.75%.

The Series D and E local bonds are subject to the following restrictions:

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times.

For these purposes Net Consolidated Financial Liabilities will be the result of: (i) Other Current Financial Liabilities, plus (ii) Other Non-Current Financial Liabilities, less (iii) the sum of Cash and Cash Equivalents; plus Other Current Financial Assets; plus Other Non-Current Financial Assets (to the extent that they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).

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

In July 2020, derivatives have been contracted (Cross Currency Swaps) that cover 100% of UF denominated financial obligations, redenominating them to Chilean pesos.

Series F Local Bonds (BANDI-F)

During 2018, Andina undertook the partial repurchase (US$210 million) of the Senior Notes due 2023, which was refinanced with the placement of the Series F Local Bonds in the Chilean local market. These bonds were issued in October 2018, in the amount of UF5.7 million, accruing an annual interest rate of 2.8% and with a maturity of 2039.

The Series F local bonds are subject to the following restrictions:

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times.

For these purposes Net Consolidated Financial Liabilities will be the result of: (i) Other Current Financial Liabilities, plus (ii) Other Non-Current Financial Liabilities, less (iii) the sum of Cash and Cash Equivalents; plus Other Current Financial Assets; plus Other Non-Current Financial Assets (to the extent that they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).

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

In parallel, derivatives have been contracted (Cross Currency Swaps) to fully redenominate the US dollar-denominated financial obligations to UF’s.

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

The outbreak of the COVID-19 pandemic and the extraordinary measures adopted by the government to contain the spread of the virus, could adversely affect our business and results of operations. For more information see “Item 3. Key Information – D. Risk Factors – Our business is subject to risks arising from the ongoing COVID-19 pandemic”.

E.	OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2020, we did not have any material off-balance sheet arrangements.

F.	CONTRACTUAL OBLIGATIONS

The following table sets forth our principal contractual and commercial obligations as of December 31, 2020:

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total

	(in millions of Ch$)
Debt with financial institutions (1)	776	850	162	4,081	5,869
Bonds (1) (2)	72,133	11,977	285,048	628,944	998,102
Lease obligations (1)	5,718	5,129	10,012	198	21,057
Purchase obligations (1) (3)	8,426	83,368	23,287	9,714	124,795
Total	87,053	101,324	318,509	642,937	1,149,823

(1)	Includes interest.

(2)	See note 17 to our consolidated financial statements for additional information.

(3)	This includes: (i) IT services contract, and (ii) some services and raw material contracts, mainly for sugar.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years

	(Millions Ch$ 2020)
Provisions	50,070	1,335	789	47,946
Other long-term liabilities	13,636	648	427	12,561
Total long-term liabilities	63,706	1,983	1,216	60,507

G.	SAFE HARBOR

See “Introduction - Presentation of Financial and Certain Other Information—Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Pursuant to Chilean law, we are managed by a group of executive officers under the supervision of our board of directors. The Company’s operations in Chile, Brazil, Argentina and Paraguay report to the corporate headquarters in Chile.

Board of Directors

In accordance with our current bylaws, the board of directors is comprised of fourteen (14) directors. The directors may or may not be shareholders and are elected at general shareholders’ meetings for a three-year term, with re-election permitted. Cumulative voting is permitted for the election of directors.

In the event of a vacancy, the board of directors may appoint a replacement to fill the vacancy, and the entire board of directors must be elected or re-elected at the next regularly scheduled general shareholders’ meeting.

The shareholders agreement regulates the election of directors of the Company by the controlling shareholders (See “Item 7. Major Shareholders and Transactions with Related Companies”). In addition, pursuant to the terms and conditions of the deposit agreement entered between The Company and the Bank of New York dated as of December 14, 2000, (the “Deposit Agreement”), if no instructions are received by The Bank of New York, as depositary (the “Depositary”), it shall give a discretionary proxy to a person designated by the chairman of our board of directors with respect to the shares or other deposited securities that represent the ADRs.

The following table sets forth information with respect to the current directors of the Company, which have been elected at our general shareholders’ meeting dated April 15, 2021:

Name	Age(3)	Date of expiration current term	Position
Juan Claro	70	April 15, 2024	Chairman
Eduardo Chadwick	61	April 15, 2024	Director
Salvador Said(1)	56	April 15, 2024	Vice Chairman
José Antonio Garcés	54	April 15, 2024	Director
Gonzalo Said(1)	56	April 15, 2024	Director
Roberto Mercadé	52	April 15, 2024	Director
Gonzalo Parot(2)	68	April 15, 2024	Director
Georges de Bourguignon	58	April 15, 2024	Director
Domingo Cruzat (2)	64	April 15, 2024	Director
Rodrigo Vergara	58	April 15, 2024	Director
Felipe Joannon	61	April 15, 2024	Director
Marco Antonio Araujo	54	April 15, 2024	Director
Mariano Rossi	54	April 15, 2024	Director
Carmen Román	53	April 15, 2024	Director

(1)	Salvador Said is first cousin of Gonzalo Said.

(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

(3)	Age at December 31, 2020.

The following are brief biographies of each of the Company’s directors:

Juan Claro Gonzalez

Appointment: He has been a member of the board of directors, and also the Chairman since 2004.

Experience: He holds a civil engineering degree from the Pontificia Universidad Católica de Chile. He was the president of the Sociedad de Fomento Fabril (Sofofa) between 2001 and 2005, the Confederación de la Producción y del Comercio (CPC), between 2002 and 2005 and also of the Chile-China Bilateral Business Council between 2005 and 2007. He has more than 17 years of experience in the beverage and mass consumption industry. Currently, he is member of the risk committee of Agrosuper S.A. and member of the sustainability and stakeholders' committee of Antofagasta PLC.

He has been a member of the board of directors of the following companies: Gasco S.A (1991-2000), CMPC S.A. (2005-2011), Entel S.A. (2005-2011) and chairman of the board of directors of Metrogas (1994-2000) and Emel S.A (2001-2007).

Other positions: Currently, he is member of the board of directors of Antofagasta PLC, Cementos Melon, Agrosuper and Energía Llaima. He is also an honorary member of Centro de Estudios Públicos (CEP).

José Antonio Garcés Silva

Appointment: He has been a member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from the Universidad Gabriela Mistral with a specialization in Finance, and has postgraduate studies with an executive MBA and PADE from ESE school from the Universidad de Los Andes. Previously, he was chairman of the board of directors of Banvida S.A., CEO of Inversiones San Andrés (family holding company), past president of USEC, member of the board of Fundación Paternitas and advisor of Sofofa. He has 25 years of experience in the beverage and mass consumption industry, and extensive experience in risk and cybersecurity in the financial sector. Currently he is a member of the risk committee of Banco Consorcio.

Other positions: Currently, he is member of the board of directors of Banco Consorcio, CN Life Compañía de Seguros, Consorcio Nacional de Seguros, Banvida S.A., Energía Llaima SpA, Andes Iron SpA and Viña Montes.

Marco Antonio Araujo

Appointment: He has been a member of the board of directors of the Company since April 2020.

Experience: He holds a systems and industrial engineer degrees, both from Pontificia Universidad Católica de Rio de Janeiro, Brazil; He also holds a masters in finance degree from the Pontificia Universidad Católica de Rio de Janeiro, Brazil and postgraduate studies in accounting from the FGV in Rio de Janeiro, Brazil. He is CFO of the Latin America Operating Unit at The Coca-Cola Company. He has 28 years of experience in the beverage industry and mass consumption, experience in mergers and acquisitions, risk management and sustainability.

Other positions: At The Coca-Cola Company he has served as Finance VP & CFO Japan Business Unit; Finance VP & CFO Brazil Business Unit; Finance VP & CFO Mexico Business Unit; M&A Manager for Latin America, Atlanta-USA; Finance Director, Madrid, Spain; Finance Manager SE Region, Brazil Division; and Financial Planning Analyst/Manager, Brazil Division.

Georges De Bourguignon Arndt

Appointment: He has been a member of the board of directors of the Company since April 2016.

Experience: He holds an economist degree from the Pontificia Universidad Católica de Chile with a specialization in finance and has an MBA from Harvard University. In the academic field he was professor of economics at the Universidad Católica and Director of Harvard Business School Alumni Board in Boston. He is co-founder and CEO of Asset Chile. Previously he was director of Latam Airlines Group (2011-2019) and Empresas La Polar S.A. (2011-2015). He has more than five years of experience in the mass consumption industry. He was a member of the Latam Airlines Group and currently serves in the risk committees of Sociedad Química y Minera de Chile S.A. and Asset AGF S.A. He also is a member of the sustainability committee of Sociedad Química y Minera de Chile S.A.

Other positions: Currently, he is member of the board of directors of Asset Chile S.A., Asset AGF S.A., Sociedad Química y Minera de Chile S.A. and Tánica S.A.

Eduardo Chadwick Claro

Appointment: He has been member of the board of directors of the Company since June 2012.

Experience: He holds a civil industrial engineering degree from the Pontificia Universidad Catolica de Chile. He has 30 years experience in the beverage and mass consumption industry.

Other positions: Currently, he is the chairman of the board of Vina Errazuriz and member of the board of directors of Empresas Penta S.A., Maltexco S.A. and Ebema S.A.

Domingo Cruzat Amunátegui

Appointment: He has been member of the board of directors of the Company since 2021.

Experience: He holds a civil industrial engineering degree from the Universidad de Chile and an MBA from The Wharton School of the University of Pennsylvania. Previously, he served as comercial manager at Pesquera Coloso – San José; CEO at Watt’s Alimentos; CEO at Loncoleche, CEO at Bellsouth Chile and chief operations officer at Compañía Sudamericana de Vapores. He has 12 years of experience in the beverage and mass consumption industry. He is a university professor in the areas of marketing and sales at the ESE from the Universidad Los Andes. He has also been member of the board of directors of Conpax, Construmart, Copefrut, Essal, Principal Financial Group, Compañía Sudamericana de Vapores and Viña San Pedro Tarapacá. Additionally, he was chairman of the board of Correos de Chile and president of the SEP (“Sistema de Empresas Públicas”).

Other positions: Currently, he is member of the board of directors of Enel Américas, IP Chile, SEP and Stars (Family Office). Additionally, he is founding partner of Fundación La Esperanza, a foundation dedicated to rehabilitating young drug addicts.

Roberto Mercade

Appointment: He has been member of the board of directors of the Company since April 2019.

Experience: He holds a civil industrial engineering degree from the Georgia Institute of Technology, Atlanta (United States). Previously, he was member of the board of directors of ARCA-Lindley in Peru, Escuela Campo Alegre in Venezuela and American

International School of Johannesburg in South Africa. Has 29 years of experience in the beverage and mass consumption industry. He was responsible for the risk management operation at The Coca-Cola Company’s Latin Center. In the sustainability area, he was responsible for co-creating and managing the World Without Waste strategy for the same unit. He has developed his experience in the regions of Latin America, Africa and Asia.

Other positions: Currently serves as president of Coca-Cola Mexico in The Coca-Cola Company.

Gonzalo Parot Palma

Appointment: He has been member of the board of directors of the Company since 2009.

Experience: He holds a civil industrial engineering and economist degree from the Universidad de Chile, a master in industrial engineering degree from Universidad de Chile and a master in economics from the University of Chicago. Previously, he served as head of research at CCU S.A., corporate manager of research and development in Empresas CMPC S.A., executive chairman of Filiales Envases y Productos de Papel CMPC S.A.; general manager and director of Pacific Pulp; corporate general manager of CMPC Tissue S.A.; and director and corporate general manager of Copesa S.A. In his career he has been director, executive vice president and advisor of the Municipal Corporation and Municipal Theater of Santiago, director of the Asociación Nacional de la Prensa and the the Cámara Chileno-Argentina de Negocios, professor and director of the School of Business and Economics of the Universidad de Chile, professor and dean of economics and Administration of the Universidad Gabriela Mistral. He has 16 years of experience in the beverage and mass consumption industry.

Other positions: Currently serves as Director of AES Gener S.A.

Mariano Rossi

Appointment: He has been member of the board of directors of the Company since June 2012.

Experience: He holds a business administration degree from the School of Economics, Universidad de Buenos Aires with a specialization in finance. At The Coca-Cola Company, he was CFO in Spain, Latin America and General Manager in Argentina. He has also been director in different bottlers of the Coca-Cola System in Chile (Embonor and Polar), Peru (JRL Lindley) and Uruguay (Monresa) between 1999 and 2008. He has participated in executive programs at the University of Michigan and IESE (Switzerland), as well as in the executive development programs of The Coca-Cola Company of Emory & Wharton Universities (USA). He has 30 years of experience in the beverage and mass consumption industry.

Salvador Said Somavia

Appointment: He has been member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from Universidad Gabriela Mistral, with specialization in business management. He was a member of the board of Envases del Pacífico S.A. and Envases CMF S.A. He also participates in non-profit organizations, such as Endeavor Chile, where he was the chairman for six years and currently he continues as a member of the board. He is a member of the board of directors of the Centro de Estudios Públicos (CEP). He has 22 years of experience in the beverage and mass consumption industry. He has knowledge and experience in risk management due to his position as member of the board of Scotiabank Chile since 2011 and as a member of the risk committe of the bank.

Other positions: Currently, he is the chairman of Scotiabank Chile S.A. and member of the board of Parque Arauco S.A., Energía Llaima SpA, SmSalud S.A., Idelpa Energía S.A., Inversiones Sevillana S.A., Inmobiliaria Atlantis S.A., Inversiones del Pacífico S.A., and Administradora Costanera S.A.

Gonzalo Said Handal

Appointment: He has been member of the board of directors of the Company since April 1993.

Experience: He holds a business administration degree from Universidad Gabriela Mistral, with specialization in finance, best practices and corporate governance. he is a member of the board of directors of Sofofa and chairman of the board of directors of Fundación Generación Empresarial. He has 30 years of experience in the beverage and mass consumption industry. He has knowledge and experience in risk management as a business administrator and member of the risk committee of Scotiabank Chile, as well as knowledge and experience in sustainability as a member of the ethics and sustainability committee of Embotelladora Andina S.A. and through Fundación Generación Empresarial.

Other positions: Currently, he serves as director of Scotiabank Chile S.A., Energia Llaima SpA and of Holding de Empresas Said Handal.

Felipe Joannon Vergara

Appointment: He has been member of the board of directors of the Company since April 2018.

Experience: He holds a business administration degree wiht major in economics from Pontificia Universidad Católica de Chile and an MBA from The Wharton School. Previously, he was member of the board of directors of the companies of Grupo Luksic, development manager of Quiñenco S.A., general manager of Viña Santa Rita and assistant general manager of Cristalerías de Chile S.A. In the academic field, he is a professor at the School of Administration and Economics of the Pontificia Universidad Católica de Chile and at the ESE of the Universidad de los Andes.

Other positions: Currently, he is a member of the board of Forestal O'Higgins (parent company of the Matte Group), Quimetal Industrial S.A., Icom Gestión Inmobiliaria SpA, Altis S.A. AGF and Maquinarias y Construcciones Río Loa S.A.

Rodrigo Vergara Montes

Appointment: He has been member of the board of directors of the Company since April 2018.

Experience: He holds a business administration degree from from the Pontificia Universidad Católica de Chile and a PhD in Economics from Harvard University. Former President of the Banco Central de Chile (2011-2016) and director of the same monetary entity (2009-2011). He was a director of Moneda S.A., Moneda AGF, Entel S.A. and Banco Internacional. He has knowledge and experience in Risk Management due to the functions he developed in Banco Central. He exhibits knowledge and experience in sustainability from his work in the monetary entity and in the companies in which he has been director. In the area of cybersecurity, he has knowledge and experience given that this is an issue of the utmost relevance for Banco Central, as well as for the banks in which he has been director. In the academic field, he is a professor at Instituto de Economía of the Universidad Católica de Chile.

Other positions: Currently, he is member of the board of Banco Santander Chile and Besalco S.A. He also is a Senior Economist at the Centro de Estudios Públicos and an Associate Researcher at the Mossavar-Rahmani Center for Business and Government of Harvard University.

Carmen Román Arancibia

Appointment: She has been member of the board of directors of the Company since 2021.

Experience: She holds a law degree from from Universidad Gabriela Mistral. Former chief legal officer and head of corporate affairs of Walmart Chile. She has developed a strong experience in the retail industry, working for 11 years in Walmart, four years in Santa Isabel, and for seven years in Cencosud. She has knowledge and experience in risk management due to her role as chief compliance and ethics officer in Walmart. She exhibits knowledge and experience in sustainability from her work as president of the sustainability and corporate governance committee at SOFOFA. In the area of diversity and inclusion she has knowledge and experience as mentor and trainer of female leadership programs.

Other positions: Currently, she is member of the board of directors of the legal sustainability council in the Universidad Católica and Valle Escondido Golf Club. Also, she is counselor in Comunidad Mujer and Laboratoria ONG and part of the Círculo Legal of Icare.

Executive Officers

The following table includes information regarding our senior executives:

Name	Age(1)	Position
Miguel Ángel Peirano	61	Chief Executive Officer
Andrés Wainer	50	Chief Financial Officer
Fernando Jaña	43	Chief Strategic Planning Officer
Jaime Cohen	53	Chief Legal Officer
Martín Idígoras	45	Chief IT Officer
Gonzalo Muñoz	59	Chief Human Resources Officer
Fabián Castelli	55	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	60	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solorzano	50	General Manager of Embotelladora Andina S.A.
Francisco Sanfurgo	66	General Manager of Paraguay Refrescos S.A.

(1)	Age at December 31, 2020.

Miguel Angel Peirano

Chief Executive Officer

He holds an electronic engineer degree from the Instituto Tecnológico de Buenos Aires and has postgraduate studies at Harvard Business School and Stanford University. He joined the Company and became Executive Vice President in 2011. Previously, he was senior engagement manager at McKinsey & Company and was president of Coca-Cola Femsa Mercosur.

Andres Wainer

Chief Financial Officer

He holds a business administration degree with a major in economics from the Pontificia Universidad Católica de Chile and a master's degree in finance from the London Business School. He joined the Company in 1996 and since 2010 he has been Chief Financial Officer. Previously, he was development manager at Coca-Cola Andina Argentina, administration and finance manager at Coca-Cola Andina Chile and research and development corporate manager at the Corporate Office.

Jaime Cohen

Chief Legal Officer

He holds a law degree from the Universidad de Chile and a master law degree from the University of Virginia, United States. He joined the Company in 2008. Previously, he was manager of legal affairs at Socovesa S.A. (2004-2008); corporate banking lawyer at Citibank N.A., Santiago de Chile (2000-2004); international associate at Milbank, Tweed, Hadley & McCloy, New York (2001-2002); associate lawyer at Cruzat, Ortúzar & Mackenna, Baker & McKenzie (1996-1999) and lawyer in the area of financial and real estate advisory at Banco Edwards (1993-1996).

Gonzalo Muñoz

Chief Human Resources Officer

He He holds an auditor accountant degree from Universidad de Chile. He joined the Company in 2015. Previously, he was director of finance, general manager and director of human resources in various latin american countries in the British American Tobacco company. He has also served as a professor of marketing at Universidad de Chile.

Martin Idigoras

Chief Information Technology Officer

He holds a bachelor's degree in systems from Universidad John F. Kennedy in Argentina, with a specialization in information technology. He joined the Company in 2018. Previously he worked for 17 years at Cencosud. During that time he served as CIO for the home improvement division (2015-2018), regional manager of the SAP center of expertise (2014-2015) and CTO for the home improvement division (2015-2018) and regional CTO (2010-June 2014). He also worked in different technology positions in different companies such as Correo Argentino and Arcor.

Fernando Jaña

Chief Strategic Planning Officer

He holds a industrial civil engineering degree from Universidad Adolfo Ibáñez and a master's degree in logistics and supply chain management from The University of Sydney, Australia. He joined the Company in 2014 and has held his current position since 2019. He was general manager of Coca-Cola del Valle, manager of innovation and projects in Coca-Cola Andina Chile, ecommerce manager at Cencosud Supermercados and logistics and distribution manager at CCU. He has also worked as a teacher and researcher at Universidad Adolfo Ibáñez.

Jose Luis Solorzano

General Manager Coca-Cola Andina Chile

He holds a business administration degree from Universidad Adolfo Ibáñez, with specialization in the areas of marketing and finance. He joined the Company in 2003 and since 2014 he has been general manager of Coca-Cola Andina Chile. He previously held the positions of general manager of Coca-Cola Andina Argentina and commercial manager of Coca-Cola Andina Chile. Prior to that, he was commercial manager of Coca-Cola Polar.

Fabian Castelli

General Manager Coca-Cola Andina Argentina

He holds a industrial engineering degree from Universidad Nacional de Cuyo, with specialization in a management development program at IAE, Argentina and Donald R. Keough System Leadership Academy. He joined the Company in 1994 and since 2014 he has been general manager of Coca-Cola Andina Argentina. Previously he held the positions of head of the mendoza sales department, business development and planning manager, marketing manager and commercial manager. He was also director of AdeS in Argentina, vice president of Asociación de Fabricantes Argentinos de Coca-Cola (AFAC) and Director of Cámara Argentina de Industria de Bebidas sin Alcohol (Argentine Chamber of Non-Alcoholic Beverages Industry).

Renato Barbosa

General Manager Coca-Cola Andina Brazil

He holds an economist degree from Universidade do Distrito Federal Brazil, with specialization in business and post graduation studies in business from FGV Sao Paulo, Brazil and an MBA in marketing from the FGV Rio de Janeiro, Brazil. He joined the Company in 2012 as general manager of Coca-Cola Andina Brazil. Previously held the position of general manager of Brasal Refrigerantes (Coca-Cola bottler in the central-eastern region of Brazil).

Francisco Sanfrugo

General Manager Coca-Cola Paresa

He holds a mechanical engineering degree from Universidad de Concepción and a specialization in project management from Universidad Adolfo Ibáñez. He joined the Company in 1988, and has been general manager of Coca-Cola Paresa since 2005. Previously, he was manager of commercial dimetral in Punta Arenas, branch manager of Citicorp Punta Arenas and general manager of Cervecería Austral in Punta Arenas.

B.	COMPENSATION

Compensation of Executive Officers

For our executive officers, the compensation plans are composed of a fixed compensation and a performance bonus, which are defined according adapted to the competitive and offer conditions of each market, and whose amounts vary according to the position and/or responsibility exercised. The performance bonuses are payable only to the extent that the objectives determined by the Company for each officer are met.

For the Company's Chief Executive Officer, the main performance indicators are consolidated EBITDA, net income, consolidated cash flow and capex. for general managers of operations, the main performance indicators are EBITDA generated by their operation in local currency, consolidated EBITDA in Chilean pesos, participation in the NARTD (non-alcohol ready-to-drink) market share, safety and certain individualized goals in the event that the Company's Chief Executive Officer so determines.

For corporate officers, the main performance indicators are consolidated EBITDA in Chilean pesos and certain individualized goals in the event that the Company's Chief Executive Officer so determines. Particularly, for those executive officers who, by the nature of their position, are directly related to the Company's investors, there is a payment scheme for their performance bonus that is partly deferred over four years indexed to the Company's share price. Additionally, within the compensation structure for certain executive officers, there are permanence bonuses, which are paid out upon completion of the agreed terms of service.

For 2020, the fixed remuneration paid to Coca-Cola Andina's executive officers amounted to Ch$5,259 million (Ch$4,167 million in 2019). Similarly, the remuneration paid for performance bonuses amounted to Ch$2,502 million (Ch$2,407 million in 2019). During 2020, there were no severance indemnities payed to the Company's executive officers. During 2019, the amount paid for severance indemnities to the Company's managers and executive officers amounted to Ch$55 million.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for their services and participation as members of the board of directors and committees. The amounts paid to each director varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2020, which was approved by our shareholders, was as follows:

2020	Directors’ Compensation ThCh$	Executive Committee ThCh$	Directors’ and Audit Committee ThCh$	Total ThCh$
Juan Claro González(1)	144,000			144,000
Arturo Majlis Albala(2)	54,000	54,000		108,000
Gonzalo Said Handal	72,000	72,000		144,000
Jose Antonio Garcés Silva	72,000	72,000		144,000
Salvador Said Somavía	72,000	72,000	24,000	168,000
Eduardo Chadwick Claro	72,000	72,000		144,000
Gonzalo Parot Palma(3)	72,000		24,000	96,000
Marco Antonio Fernandez De Araujo(4)	51,000			51,000
Rodrigo Vergara Montes	72,000			72,000
Mariano Rossi	72,000			72,000
Roberto Mercadé Rovira	72,000			72,000
Georges de Bourguignon Arndt	72,000			72,000
Enrique Rapetti(5)	24,000			24,000
María del Pilar Lamana Gaete(3)	72,000		24,000	96,000
Felipe Joannon Vergara	72,000			72,000
Total Gross	1,065,000	342,000	72,000	1,479,000

(1)	Includes Ch$72 million additional as Chairman of the Board.

(2)	Left the Board in September 2020.

(3)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

(4)	Joined the Board in April 2020.

(5)	Left the Board in April 2020.

For the year that ended December 31, 2020, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$9,355 million of which Ch$7,876 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law. We only maintain a retirement plan for our chief executive officer.

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

Executive Committee

Our board of directors is counseled by an Executive Committee that proposes Company policies and is currently comprised by the following Directors: Mr. Eduardo Chadwick Claro, Mr. José Antonio Garcés Silva (junior), Mr. Gonzalo Said Handal, and Mr. Salvador Said Somavía, who were elected during the ordinary Board Meeting held on April 27, 2021. The Executive Committee is also comprised by the Chairman of the Board, Mr. Juan Claro González and our chief executive officer. This committee meets permanently throughout the year and normally holds one or two monthly sessions.

Directors’ Committee

Pursuant to Article 50 bis of Chilean Company Law N°18,046 and in accordance with the dispositions of Circular N°1,956 of the Financial Market Commission (Comisión para el Mercado Financiero – “CMF”) a new Directors’ Committee was elected during the Board Meeting held on April 27, 2021, applying the same election criteria set forth by Circular N°1,956. The directors Mr. Domingo Cruzat Amunátegui and Mr. Gonzalo Parot Palma (both as Independent Directors), and Mr. Salvador Said Somavía comprised the Committee. Mr. Gonzalo Parot Palma is the Chairman of the Company’s Directors’ Committee.

The duties performed by this Committee during 2020, following the same categorization of faculties and responsibilities established by Article 50 bis of Law N°18,046, were the following:

•	Subject to the duties of the Audit Committee, examine the reports of external auditors, the balance sheets and other financial statements, presented by the administrators of the Company, and take a position on such reports before they were presented to shareholders for their approval.

•	Subject to the duties of the Audit Committee, analyze and prepare proposal of external auditors and private rating agencies to the Board of Directors, which were suggested to the respective shareholders’ meeting.

•	Examine background information regarding the operations referred to by Title XVI of Law N°18,046 (related parties transactions) and issue a report on those operations.

•	Examine the salary systems and compensation plans of the Company’s managers, executive officers and employees.

•	Review anonymous reports.

•	Subject to the duties of the Audit Committee, review and approve the 20F and compliance with Section 404 of the Sarbanes-Oxley Act.

•	Prepare the budget proposal for the Committee’s operation.

•	Review internal audit reports.

•	Subject to the duties of the Audit Committee, periodically interview the Company’s external auditors’ representatives.

•	Interview with Chief Human Resources Officer.

•	Review operating budget between related companies (production joint ventures).

•	Review corporate insurances.

•	Review and approve press releases that refer to the Company’s communications.

•	Review the Company’s four operations’ internal control standards, including critical risks in accounting processes, compliance of corporate policies, tax contingencies and status of internal and external audit observations.

•	Analyze risk aanagement model.

•	Review Crime Prevention Model Law No. 20,393.

•	Review advances in Cybersecurity and IT.

•	Review judicial procedures and contingency analysis.

•	Review tax status.

•	Analyze possible improvements to corporate governance.

•	Prepare the Annual Management Report.

Audit Committee

In accordance with NYSE and SEC requirements, the Board of Directors established an Audit Committee on July 26, 2005. The current Audit Committee was elected during the Board Meeting held on April 27, 2021. The Committee is comprised by the directors Mr. Domingo Cruzat Amunátegui, Mr. Gonzalo Parot Palma, and Mr. Salvador Said Somavía, with the Board of Directors determining that Mr. Domingo Cruzat Amunátegui and Mr. Gonzalo Parot Palma fulfill the independence standards set forth in Rule 10A-3 of the U.S. Exchange Act and applicable NYSE rules. Mr. Salvador Said Somavía has non-voting observer status, as described in Item 16D. Also, Mr. Parot Palma was determined by the Board of Directors to qualify as the audit committee financial expert in accordance with the definitions of the SEC.

The resolutions, agreements and organization of the Audit Committee are governed by the rules relating to Board Meetings and to the Company’s Directors’ Committee. Since its creation, the sessions of the Audit Committee have been held with the Directors’ Committee, since some of the functions are very similar and the members of both of these Committees are the same.

The Audit Committee Charter, which is available on our website: www.koandina.com, defines the duties and responsibilities of this Committee. The Audit Committee is responsible for analyzing the Company’s financial statements; supporting the financial supervision and rendering of accounts; ensuring management’s development of reliable internal controls; ensuring compliance by the audit department and external auditors of their respective roles; and reviewing auditing practices.

Culture, Ethics & Sustainability Committee

The Culture, Ethics and Sustainability Committee was established during the Board Meeting held on January 28, 2014. This Committee is comprised by three directors, who are appointed by the Board of Directors and will occupy their posts until their successors are elected, or until resignation or dismissal. The current members of the Culture, Ethics and Sustainability Committee are Mr. José Antonio Garcés Silva, Mr. Eduardo Chadwick Claro, Mrs. Carmen Román Arancibia and Mr. Gonzalo Said Handal, in addition to the Chairman of the Board.

D.	EMPLOYEES

Overview

As of December 31, 2020, we had 17,354 employees, including 4,345 in Chile (3,240 own and 1,105 outsourced), 7,817 in Brazil (7,715 own and 102 outsourced), 3,102 in Argentina (3,012 own and 90 outsourced) and 1,488 in Paraguay (1,069 own and 419 outsourced). From these employees, 915 were temporary employees in Chile, 387 were temporary employees in Argentina, 0 were temporary in Brazil and 73 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand. Additionally, in Vital Jugos, Vital Aguas and Envases Central we had 311, 67 and 183 employees, respectively, for a total aggregate amount of 561 employees for those three companies. Additionally, the corporate office had 41 employees.

As of December 31, 2020, 2,181, 638, 2,078 and 410 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

Management believes that the Company has good relations with its employees.

The following table represents a breakdown of our employees for the years ended December 31, 2019 and 2020:

	2019
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	70	0	70	53	1	52	97	0	97	38	0	38
Technicians and professionals	481	2	479	981	38	943	738	10	728	335	53	282
Workers	3,029	1,858	1,172	6,998	696	6,302	1,883	1,757	126	1,168	357	811
Temporary workers	691	1	690	0	0	0	341	271	70	105	0	105
Total	4,271	1,860	2,411	8,032	735	7,297	3,059	2,038	1,021	1,646	410	1,236

	2020
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	47	0	47	46	1	45	95	0	95	38	0	38
Technicians and professionals	567	29	538	928	29	899	739	10	729	332	52	280
Workers	2,816	2,152	664	6,843	608	6,235	1,881	1,759	122	1,045	358	687
Temporary workers	915	0	915	0	0	0	386	308	77	73	0	73
Total	4,345	2,181	2,164	7,817	638	7,179	3,102	2,078	1,024	1,488	410	1,078

	2019
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	10	0	10
Technicians and professionals	135	44	91
Workers	375	270	105
Temporary workers	17	1	16
Total	537	315	222

	2020
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	10	0	10
Technicians and professionals	175	101	74
Workers	264	210	54
Temporary workers	102	0	102
Total	561	309	252

(1)	Information for Chile includes only Andina Chile.

(2)	Argentina includes AEASA.

Note: The number of employees is calculated as equivalent to full time hours, which means that extraordinary hours are considered as additional employees.

Chile

In Chile, we continue to make provisions for severance indemnities in accordance with our collective bargaining agreements and current labor legislations, in the amount of one month’s salary for every year of employment subject to certain restrictions. In addition, we benefit our employees with a contribution to a health insurance system that complements what the employee pays, which contributes to decrease health costs for the employees’ families. Employees are required to contribute funds for financing pension funds, which are mainly managed by private entities.

In Chile 64.53% of employees with indefinite work contracts are affiliated with a labor union organization, with a total of 13 labor union organizations and a total of 17 collective bargaining agreements.

Brazil

In Brazil, 8.27% of our employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are 31 collective bargaining agreements in force as of December 31, 2020.

The agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, according to inflation. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in December 2014, for three days organized by the drivers of internal buses in the Espirito Santo operation. However, as this operation no longer uses internal buses, such work stoppages are not expected to occur in the future.

Argentina

In Argentina, 66.6% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina) (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On November 27, 2020, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non- salary benefits and a new complementary regulation on company contributions.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts fixed by legislations and jurisprudence of the Justice Supreme Court of Argentina.

On December 13, 2019, a public emergency in occupational matters was declared, which was in force throughout 2020. Consequently, during this period in the event of a employees’s dismissal without just cause, the employees shall be entitled to receive double the compensation referred to in the preceding paragraph. Along with this, on March 31, 2020, by means of a Decree of Need and Urgency, the national government banned dismissals without just cause and on the grounds of lack or decrease in labor and force majeure. This measure was originally valid for 90 days, but then had successive extensions, such that the measure was in force throughout 2020.

All employee contributions are made to the state social security system. Most of the health system in the Argentine territory is run by the unions through contributions from employees within the Collective Work Agreements (CCT — Convenios Colectivos de Trabajo).

Paraguay

In Paraguay, 27.6% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

E.	SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors and executive officers as of December 31, 2020.

	Series A						Series B
	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class	Beneficial Owner	% Class	Direct Owner	% Class	Indirect Owner	% Class
Shareholder
José Antonio Garcés Silva	—	—	—	—	65,487,786	13.84	—	—	—	—	13,028,183	2.75
Salvador Said Somavía	—	—	—	—	65,487,786	13.84	—	—	—	—	37,000,463	7.82
Gonzalo Said Handal	—	—	—	—	65,489,786	13.84	---	---	—	—	25,214,463	5.33
Eduardo Chadwick Claro	—	—	63,327	0.01	65,683,396	13.88	—	—	63,327	0.01	22,918,824	4.84

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2020:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	262,148,781	55.39	98,161,933	20.74
The Bank of New York Mellon(2)	2,458,494	0.52	13,167,618	2.78
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	—	—
AFPs as a group (Chilean pension funds)	32,248,480	6.81	53,912,262	11.39
International Shareholders	37,920,965	8.01	135,083,304	28.54
Executive officers as a group	—	—	—	—
Directors as a group(3)	262,148,781	55.39	98,161,933	20.74

(1)	For further information of our controlling shareholders, see below.

(2)	Acting as Depositary for ADRs.

(3)	Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía and Mr. Eduardo Chadwick Claro.

As of December 31, 2020, approximately 91.47% of our Series A shares and 68.68% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

Our controlling shareholders are: Inversiones SH Seis Limitada (controlled by family Said Handal), Inversiones Cabildo SpA (controlled by the Said Somavia family), Inversiones Nueva Delta S.A. (controlled by the Garcés Silva family), Inversiones Nueva Sofia Limitada (controlled by the Garcés Silva family), Inversiones Playa Amarilla SpA (controlled by Andres Herrera Ramirez), Inversiones Playa Negra SpA (controlled by Patricia Claro Marchant), Inversiones Don Alfonso Limitada (controlled by María de la Luz Chadwick Hurtado), Inversiones El Campanario Limitada (controlled by María Soledad Chadwick Claro), Inversiones Los Robles Limitada (controlled by María Carolina Chadwick Claro), Inversiones Las Niñas Dos SpA (controlled by Eduardo Chadwick Claro), and the estates of Jaime Said Demaría, José Said Saffie and José Antonio Garcés Silva.

Below is a summary of the members of our controlling shareholders or their related persons and the numbers of shares and percentage they hold in Andina (including series A and series B shares):

Controlling Shareholder Entity	Series A	Series B
Inversiones SH Seis Limitada(1)	65,489,786	25,164,863
Estate of Mr. Jaime Said Demaría (1)	-	49,600
Total of shares percentage of Andina:	13.8371%	5.3275%
Inversiones Cabildo SpA(2)	65,487,786	36,950,863
Estate of Mr. José Said Saffie(2)	-	49,600
Total of shares percentage of Andina:	13.8367%	7.8178%
Inversiones Nueva Delta S.A.(3)	58,927,056	-
Inversiones Nueva Delta Dos S.A.(3)	3,574,999	-
Inversiones Nueva Sofía Limitada(3)	2,985,731	12,978,583
José Antonio Garcés Silva(3)	-	49,600
Total of shares percentage of Andina:	13.8367%	2.7527%
Inversiones Playa Amarilla SpA(4)	16,689,895	8,513,594
Inversiones Playa Negra SpA(4)	637,205	315,939
Inversiones El Campanario Limitada(4)	12,089,074	-
Inversiones Los Robles Limitada(4)	12,089,074	6,638,363
Inversiones Las Niñas Dos SpA(4)	12,089,074	-
Inversiones Don Alfonso Limitada(4)	12,089,074	7,450,928
Eduardo Chadwick Claro(4)	63,327	63,327
Total of shares percentage of Andina:	13.8914%	4.8559%

(1)	Inversiones SH Seis Limitada is controlled by the Said Handal family. The family members are: Jaime, Gonzalo, Javier, Bárbara, Marisol and Cristina Said Handal.

(2)	Inversiones Cabildo SpA is controlled by the Said Somavia family. The family members are: Isabel Margarita Somavía Dittborn and Salvador, Isabel, Constanza and Loreto Said Somavía.

(3)	Inversiones Nueva Delta S.A., Inversiones Nueva Delta Dos S.A. and Inversiones Nueva Sofía Limitada are controlled by the Garcés Silva family. The family members are: José Antonio Garcés Silva (father), María Teresa Silva Silva and María Teresa, María Paz, José Antonio (Jr.), Matías Alberto and Andrés Sergio Garcés Silva.

(4)	Inversiones Playa Amarilla SpA is controlled by Andrés Herrera Ramírez; Inversiones Playa Negra SpA is controlled by Patricia Claro Marchant; Inversiones Don Alfonso Limitada is controlled María de la Luz Chadwick Hurtado; Inversiones El Campanario Limitada is controlled by María Soledad Chadwick Hurtado; Inversiones Los Robles Limitada is controlled by María Carolina Chadwick Claro; and Inversiones Las Niñas Dos SpA is controlled by Eduardo Chadwick Claro.

Our controlling shareholders act pursuant to a shareholders’ agreement that establishes that this group will exercise joint control in order to ensure a majority vote at shareholders’ meetings and board meetings. Our controlling shareholders pass resolutions with the simply majority approval except with respect to the following matters, which require an unanimous decision:

•	carrying out of new business activities different from our current line of business (unless related to “ready to drink products” or Coca-Cola products);

•	amendment of the number of our directors;

•	issuances of new shares;

•	spin-offs or mergers;

•	capital increases (subject to certain indebtedness thresholds); and

•	the joint acquisition of our Series A shares.

In connection with The Coca-Cola Company’s investment in us, The Coca-Cola Company and our controlling shareholders entered into a Shareholders’ Agreement dated September 5, 1996, as amended (the “Amended and Restated Shareholders Agreement or Shareholders’ Agreement”,included as exhibit to this annual report), providing for certain restrictions on the transfer of shares of our capital stock by the Coca-Cola Shareholders and our controlling shareholders. Specifically, our controlling shareholders are restricted from transferring its Series A shares without the prior authorization of The Coca-Cola Company. The Shareholders’ Agreement also provides for certain corporate governance matters, including the right of the Coca-Cola shareholders to elect two members of our board of directors as long as The Coca-Cola Company and its subsidiaries collectively own, in aggregate, a certain percentage of the Series A shares. In addition, in related agreements, our controlling shareholders granted The Coca-Cola Company an option, exercisable upon the occurrence of certain changes in the beneficial ownership of the controlling shareholders, to acquire 100% of the Series A shares held by our controlling shareholders at a price and in accordance with procedures established in such agreements.

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

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect as of December 31, 2020. There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2019 and 2020, for potential loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2019	2020
	Million Ch$
Chile	2,065	1,301
Brazil	66,070	47,946
Argentina	968	789
Paraguay	3	34
Total	69,108	50,070

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

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the general shareholders’ meeting held on April 15, 2021, our shareholders authorized our board of directors to distribute final dividends on account of 2020 fiscal year and an Additional dividend on account of retained earnings.

During 2018, 2019 and 2020, our respective general shareholders’ meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation. These additional dividend payments for 2018, 2019 and 2020 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

Dividend Approval	Dividend	Fiscal year with respect to which	Aggregate Amount of Dividends Declared and Paid	Series A		Series B
Date	payment Date	dividend was declared	(Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
12-22-2020	01-29-2021	2020	25,841	26.00	0.03507	28.60	0.03858
10-27-2020	11-24-2020	2020	25,841	26.00	0.03394	28.60	0.03734
02-25-2020	08-28-2020	Accumulated earnings	25,841	26.00	0.03315	28.60	0.03647
02-25-2020	05-29-2020	2019	25,841	26.00	0.03199	28.60	0.03519
12-20-2019	01-23-2020	2019	22,462	22.60	0.02927	24.86	0.03220
09-24-2019	10-24-2019	2019	21,369	21.50	0.02961	23.65	0.03257
04-17-2019	08-29-2019	Accumulated earnings	21,369	21.50	0.02969	23.65	0.03266
04-17-2019	05-30-2019	2018	21,369	21.50	0.03036	23.65	0.03339
12-20-2018	01-24-2019	2018	21,369	21.50	0.03199	23.65	0.03519
09-25-2018	10-25-2018	2018	21,369	21.50	0.03127	23.65	0.03440
04-19-2018	08-30-2018	Accumulated earnings	21,369	21.50	0.03160	23.65	0.03475
04-19-2018	05-31-2018	2017	21,369	21.50	0.03406	23.65	0.03746
12-22-2017	01-25-2018	2017	21,369	21.50	0.03587	23.65	0.03946
09-27-2017	10-26-2017	2017	18,884	19.00	0.03018	20.90	0.03319
04-26-2017	08-31-2017	Accumulated earnings	18,884	19.00	0.03021	20.90	0.03323
04-26-2017	05-30-2017	2016	18,884	19.00	0.02814	20.90	0.03095
12-22-2016	01-26-2017	2016	18,884	19.00	0.02931	20.90	0.03224
09-27-2016	10-27-2016	2016	16,896	17.00	0.02601	18.70	0.02861
04-21-2016	08-27-2016	Accumulated earnings	16,896	17.00	0.02564	18.70	0.02821
04-21-2016	05-27-2016	2015	16,896	17.00	0.02473	18.70	0.02721
12-22-2015	01-28-2016	2015	16,896	17.00	0.02374	18.70	0.02611
09-29-2015	10-29-2015	2015	14,908	15.00	0.02182	16.50	0.02400
04-22-2015	08-28-2015	Accumulated earnings	14,908	15.00	0.02144	16.50	0.02358
04-22-2015	05-29-2015	2014	14,908	15.00	0.02429	16.50	0.02673
12-18-2014	01-29-2015	2014	8,946	9.00	0.01446	9.90	0.01590

At our general shareholders’ meeting held on April 15, 2021, the distribution of dividends corresponding to the year 2020 were approved. The general shareholders’ meeting approved to distribute definitive dividends for the amount of Ch$25,841,367,092, and additional dividends for the amount of Ch$25,841,367,092, which are expected to be paid in May and August, 2021, respectively.

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

Also, our common shares have been traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of ADRs, which represent six common shares each. The Depositary for the ADRs is The Bank of New York.

The total number of registered ADR holders we had at December 2020 was 23 (18 in the Series A ADRs and 5 in the Series B ADRs). As of that date the ADRs represented 1.65% of the total number of our issued and outstanding shares. On December 31, 2020 the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,580.00 per share (US$ 13.32 per Series A ADR) and Ch$1,829.00 for the Series B shares (US$ 14.94 per Series B ADR). At December 31, 2020, there were 409,749 Series A ADRs (equivalent to 2,458,494 Series A shares) and 2,194,603 Series B ADRs (equivalent to 13,167,618 Series B shares).

Trading activity on the Santiago Stock Exchange is on average substantially less than that on the principal national securities exchanges in the United States.

Other than as previously discussed in “Item 7 - Major Shareholders”, we are not aware of any other existing contracts or documents that impose material limitations or qualifications on the rights of shareholders of our listed securities.

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

Board members are elected by separate voting at Series A and Series B shareholders’ meeting and will hold their offices for three years with the possibility to be re-elected for an indefinite number of periods. Even though we have not established a formal process that allows our shareholders to communicate with the directors, shareholders desiring to do so may share their opinions, considerations or recommendations before or during the corresponding shareholders’ meeting which will be heard and attended by the Chairman of the Board, or by the Chief Executive Officer, as the case may be, and any such recommendations will be submitted for resolution by the shareholders in attendance during the meeting.

Regular general shareholders’ meetings are held once a year within the first four months following the date of the annual balance sheet. We prepare a balance sheet annually on our operations as of December 31, which is presented together with the profit and loss statement, the report by the auditors and annual report to the respective shareholders’ meeting. The board sends a copy of the balance sheet, annual report, report by the auditors and respective notes to each of the shareholders registered in the registry no later than by the date the first summons is published. Special shareholders’ meetings may be held at any time according to corporate needs and to discuss and decide upon any matter within the competence thereof, provided it is indicated in the summons. Being a shareholder of the Company is the only condition for entry to a shareholder’s meeting.

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

Chapter XXVI provides that FEM access in connection with dividend payments is conditioned to our certifying to the CCB that a dividend payment has been made and that any applicable tax has been withheld. Chapter XXVI also provides that FEM access in connection with the sale of Withdrawn Shares, or distribution thereon, is conditioned upon receipt by the CCB (i) a certificate by the Depositary or custodian, as the case may be, that the shares have been withdrawn in exchange for delivery of the appropriate ADRs; and (ii) a waiver of the benefits of the FIC with respect to ADRs (except in connection with the proposed sale of the shares) until the Withdrawn Shares are re-deposited.

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

Dividends

Dividend distributions to investors who are juridical or natural persons residing or domiciled abroad, are affected by an additional tax ("withholding at the source") at a rate of 35%, with the right to credit for corporate income tax (First Category Tax) paid by Andina (today a rate of 27%). However, distributions made to investors residing or domiciled in countries that do not have a treaty to avoid double taxation with Chile, are taxed by an additional withholding equivalent to 35% of the corporate income tax credit, thus limiting the credit for this tax at 65%. This additional withholding does not apply to distributions made to residents of countries that have a treaty in force with Chile, which may allocate 100% of the credit. Until December 31, 2016, this additional withholding also did not apply to distributions made to shareholders who were residents of countries that had a treaty to avoid double taxation that was not in force to the extent it was subscribed prior to January 1, 2020.

Distributions made to investors residing or domiciled in Chile are taxed by personal taxes ("Supplementary Global Tax") which have progressive rates ranging from 0% to 40%. The tax credit limitation also applies to these investors, thus they are taxed with an additional tax ("debit") equivalent to 35% of the corporate tax credit.

Capital Gains

Gains recognized from the sale or exchange of ADRs by a foreign holder outside of Chile are not subject to Chilean taxation. Capital gains generated from the sale of shares are subject to general taxation, unless they are shares that are sold on the stock exchange and that have been acquired on the stock exchange, or are shares of first issue, in which case gains are not affected by income taxation in Chile.

The tax cost of common shares received in exchange for ADRs ("conversion") is determined in accordance with the valuation procedure set out in the Deposit Agreement, which values common shares at the highest selling price according to transactions on the Santiago Stock Exchange on the date of withdrawal of common shares. Consequently, the conversion of ADRs into shares of common stock, and the immediate sale of the shares for the value established under the Deposit Agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the conversion is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the

SII issued Ruling No. 3,708 whereby it allowed Chilean issuers of ADRs to amend the deposit agreements in order to include a clause that states that, in the case that the exchanged shares are sold by the ADRs’ holders on a Chilean stock exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. As this amendment has been included in the Deposit Agreement, the capital gain that may be generated if the date of conversion is different than the date of sale, would not be subject to taxation, to the extent that the SII's criterion is maintained and the contributor in good faith adopts this criterion, which the contributor must certify to the satisfaction of the authority in case of observation.

The distribution and exercise of preemptive rights relating to the shares of common stock are not subject to taxation in Chile. Any capital gain from the sale or assignment of preemptive rights will be subject to general taxation.

Other Chilean Taxes

The transfer of ADRs by a foreign holder is not subject to inheritance tax or donation tax. These taxes may only apply in case of donation or hereditary transfer of common shares.

The issuance, registration or transfer of ADRs or common shares is not taxed with Stamp and Seal Tax or any other similar tax.

Withholding Tax Certificates

Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes applied in Chile on earnings distributed to foreign holders.

U.S. Federal Income Tax Considerations Relating to ADRs or Shares of Common Stock.

The following discussion summarizes certain U.S. federal income tax consequences of an investment in ADRs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADRs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADRs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADRs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders that own or are deemed to own 10% or more of our shares (by vote or value), persons required to accelerate the recognition of any item of gross income with respect to ADRs or shares of common stock as a result of such income being recognized on an applicable financial statement, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds our ADRs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADRs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the U.S. federal income tax consequences to a holder in light of its particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-United States tax laws.

Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADRs or shares of common stock.

As used herein, the term “U.S. holder” means a beneficial owner of ADRs or shares of common stock that is (i) an individual U.S. citizen or resident, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that: (a) is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Cash Dividends and Other Distributions

Cash distributions (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADRs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADRs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADRs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our common stock that are not represented by ADRs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADRs will be considered readily tradable on an established securities market in the United States in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Any Chilean withholding tax (net of any credit for the corporate income tax) paid by or for the account of any U.S. holder may be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADRs or shares of common stock generally will be foreign source income and will generally constitute passive category income. Furthermore, in certain circumstances, a U.S. holder that: (i) has held ADRs or shares of common stock for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADRs or shares of common stock. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of ADRs or shares of common stock or the proceeds received on the sale, exchange, or other disposition of ADRs or shares of common stock paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients. Likewise, a backup withholding tax may apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

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

The following table provides information about the Company’s debt (bonds & bank debt) and short-term investments that have exposure to changes in interest rates as of December 31, 2020.

	Expected Maturity Date							Fair Value
	2021	2022	2023	2024	2025	2026 Onwards	Total	Total

	(in millions Ch$)
Interest Earning Assets
Short term investments - Chile	312,811	-	-	-	-	-	312,811
Interest rate (weighted average)	2.31%	-	-	-	-	-	2.31%

Short term investments - Brazil	46,250	-	-	-	-	-	46,250
Interest rate (weighted average)	2.62%	-	-	-	-	-	2.62%

Short term investments - Argentina	6,583	-	-	-	-	-	6,583
Interest rate (weighted average)	28.20%	-	-	-	-	-	28.20%

Interest Bearing Liabilities
International bonds (144A/RegS) (1)	6,486	-	258,256	-	-	208,448	473,190	537,618
Fixed Rate 144A Bonds	4.41%	-	5.00%	-	-	3.95%	4.53%

Local Chilean Bonds (1)	12,219	11,913	12,455	13,039	13,664	401,146	464,436	581,161
Fixed Rate - Local Chilean Bonds (weighted average)	5.38%	5.64%	5.68%	5.72%	5.76%	3.43%	3.73%

Total public debt (Bonds)	18,705	11,913	270,711	13,039	13,664	609,594	937,626	1,118,779

Bank debt – Chile	794	-	-	4,000	-	-	4,794
Weighted average interest rate Ch$	2.12%	-	-	2.00%	-	-	2.02%

Bank debt – Argentina	5	-	-	-	-	-	5
Weighted average interest rate AR$	26.60%	-	-	-	-	-	26.60%

Total bank debt	799	-	-	4,000	-	-	4,799

(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$489 million, Non-Current: Ch$6,078 million.

Local Chilean Bonds: Current: Ch$153 million, Non-Current: Ch$970 million.

Foreign Currency Risk

As of December 31, 2020, the only foreign currency used by the Company to finance its operation is the U.S dollar, all the rest of the Company’s debt is denominated in local operation currencies (UF, Chilean peso, Argentinean peso, Brazilian real and Paraguayan guaraníes).

The following table summarizes the financial instruments held to December 31, 2020, denominated in U.S. dollars:

(Denominated in	2021	2022	2023	2024	2025	2026 Onwards	Total	Fair Value

U.S. dollars instruments)	(in millions Ch$)
Assets
Cash and cash equivalents	21,332	-	-	-	-	-	21,332	21,332

Liabilities
Bonds debt (1)	6,486	-	258,256	-	-	208,448	473,190	537,618

(Denominated in	2021	2022	2023	2024	2025	2026 Onwards	Total	Fair Value

U.S. dollars instruments)	(in millions Ch$)
Leasing debt	291	-	367	-	250	73	981	981

Net debt	28,109	-	258,623	-	250	208,521	495,503	559,931

(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$489 million, Non-Current: Ch$6,078 million.

Local Chilean Bonds: Current: Ch$153 million, Non-Current: Ch$970 million.

In order to protect the Company from the effects on results due to the volatility of the Brazilian real against the U.S. dollar (bond due 2023), we have entered into currency swaps that cover 99% of our dollar-denominated financial obligations, thereby mitigating our exchange rate exposure. Additionally, to protect the Company from the effects on results due to the volatility of the Chilean peso against the U.S. dollar (bond due 2023 and bond due 2050), derivatives have been contracted (cross currency swaps) to fully redenominate the US dollar-denominated financial obligations to UF’s.

As of December 31, 2020, the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was Ch$16,388,923.

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

Fees Incurred in Past Annual Period

From January 1, 2020 to December 31, 2020, we received from the depositary US$ 89,277.50 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

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

Our board of directors has designated Mr. Gonzalo Parot Palma as our Audit Committee Financial Expert, as defined in the instructions to Item 16A of Form 20-F. Our board of directors has also determined that Mr. Domingo Cruzat Amunátegui and Mr. Gonzalo Parot Palma fulfills the independence standards set forth in Rule 10A-3 of the U.S. Exchange Act and applicable NYSE rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that constitutes a code of ethics for our directors and employees. This Code applies to our Board of Directors, chief executive officer and all senior financial officers of our Company, including the chief financial officer, or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our Code of Ethics is available on our website www.koandina.com. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on the above mentioned website and. On December 22, 2020, we amended our Code of Ethics to incorporate provisions related to criminal liability of legal entities, in accordance with Chilean Law N° 20.393, Argentine Law N° 27.401, and other compliance and anti-bribery provisions, including the Sarbanes-Oxley Act and the U.S. Foreign Corrupt Practices Act (FCPA). Additionally, we incorporated other provisions, making explicit reference to the importance of equal treatment and respect for each individual, diversity and non-discrimination, a healthy working environment, protection of our natural resources, sustainability, among others.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year ended December 31,
	2019		2020
Services rendered	Fees millions Ch$	% of Total Fees	Fees millions Ch$	% of Total Fees
Audit fees (1)	842	100%	827	100%
Audit-related fees (2)	—	—	—	—
Tax fees (3)	—	—	—	—
Other fees	—	—	—	—
Total	842	100%	827	100%

(1)	Audit fees correspond to services that are normally provided in connection with regulatory filings, including those services that only external auditors can provide.

(2)	Audit-related fees apply to advisory services generally performed by independent auditors, including reports that are not required by regulations; accounting and audit consultancies in connection with mergers, acquisitions or sales; employee benefit plan audit; and inquiries regarding disclosure and financial accounting standards.

(3)	Tax fees correspond to services and counseling by the tax division to meet tax requirements.

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

Our Audit Committee is comprised of Gonzalo Parot Palma, Salvador Said Somavía and Domingo Cruzat Amunátegui.

We disclose that, with respect to the current membership of Mr. Salvador Said Somavía on our Audit Committee, the Company has relied on the exemption from the independence requirements provided by Rule 10A-3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended. Pursuant to said rule, a member of the Committee who is an affiliate of the foreign private issuer or a representative of such an affiliate that has only observer status on, and is not a voting member or the chair of, the audit committee, and neither the member nor the affiliate is an executive officer of the foreign private issuer, may be exempted from the independence requirement.

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

During 2020, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

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

REQUIREMENT	NYSE REQUIREMENTS FOR US LISTED COMPANIES	CHILEAN LAW REQUIREMENTS AND COMPANY PRACTICE

Independent Directors	Under NYSE rules, the board of directors is required to have a majority of independent directors. However, “controlled companies”, as defined under NYSE rules, are exempt from this requirement.	Under Chilean law, there is no legal obligation to have a Board of Directors composed of a majority of independent members. Our company does not have a majority independent board of directors, and as a “controlled company”, we would be exempt from NYSE’s requirement to do so.

Article 50 bis of the Corporations Law requires appointing at least one independent director. Chilean Law considers independent such director that within the last 18 months is not involved in certain circumstances, such as: having an economic interest in the company or other group, having a relationship with such persons, be director of nonprofit organizations, among others, and comply with a declaration of independence. We have two such directors.

Executive Sessions of Independent Directors	Independent directors of a NYSE-listed company must have meetings at which only the independent directors are present.	No similar legal obligation exists under Chilean law. Under Chilean law, the position of director of a corporation is incompatible with the position of manager, auditor, accountant or president of the company. The Non-Management Director does not exist under Chilean law. Directors, however, are required to convene in legally established meetings to resolve matters required by Chilean Corporation Law. Since Non-Management Director does not exist under Chilean law, it is not possible to comply with the Section 303A.03.

Nominations of Directors	Listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors. However, “controlled companies”, as defined under NYSE rules, are exempt from this requirement.

There is no similar legal obligation under Chilean law. Andina has a Directors’ Committee whose functions are set by Chilean Corporation Law. Our Company does not have a Nominating/Corporate Governance Committee composed entirely of independent directors and as a

REQUIREMENT	NYSE REQUIREMENTS FOR US LISTED COMPANIES	CHILEAN LAW REQUIREMENTS AND COMPANY PRACTICE

“controlled company”, we would be exempt from NYSE’s requirement to do so.

The functions of the Directors’ Committee are described under Item 6C.”Directors, Senior Management and Employees-Board Practices”.

Compensation of Executive Officers	Listed companies must have a Compensation Committee composed entirely of independent directors. However, “controlled companies”, as defined under NYSE rules, are exempt from this requirement.

There is no similar legal obligation under Chilean law. In accordance with Chilean law, the above-mentioned Directors’ Committee is in charge of reviewing management compensation. Our Company does not have a Compensation Committee composed entirely of independent directors and as a “controlled company”, we would be exempt from NYSE’s requirement to do so.

The functions of the Directors’ Committee are described under Item 6C. “Directors, Senior Management and Employees-Board Practices”.

Audit Committee	Must have an audit committee with the specific responsibilities and authority necessary to comply with SEC rules. Members must meet all of the independence requirements of the NYSE, as well as SEC Rule 10A-3 independence requirements (subject to any available exemptions).

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

Andina designated an Audit Committee in accordance with SEC Rule 10A-3. As described in Item 6.C. “Board Practice –Audit Committee”, we rely on an exemption from the independence requirements of Rule 10A-3 with respect to one of our audit committee members. The functions of the audit committee are described under “Item 6C. Directors, Senior Management and Employees-Board Practices-Audit Committee”

Internal Audit Function	Listed companies must maintain an Internal Audit Function to provide management and the Audit Committee with ongoing assessments of the company’s risk management processes and systems of internal control. A listed company may choose to outsource this function to a third party service provider other than its independent auditor.	There is no similar obligation under Chilean law. Chilean law requires that companies must have both account inspectors and external auditors. However, Andina has an Internal Auditor who reports to the Audit Committee.

Shareholder Approval of Equity Compensation Plans and Certain Other Share Issuances	Shareholders must approve all equity-compensation plans and material revisions thereto, with limited exemptions. Shareholder approval also required for certain other dilutive and related party equity issuances.	There is no similar obligation under Chilean law, with the exception of Directors’ compensation which annually approved during the general shareholders’ meeting. Other than the foregoing, we have not and do not intend to submit for shareholder approval any equity-compensation plans or the other dilutive and related party equity issuances covered by NYSE rules.

Corporate Governance Guidelines	Listed companies must adopt and disclose Corporate Governance Guidelines.	Chilean Law does not require the adoption of Corporate Governance Practices because Chilean Corporate Law have established them. However, the CMF in General Rule No. 385 requires publicly traded corporations to report their corporate governance practices. Our Company has not adopted such Corporate Governance Guidelines.

Code of Ethics and Business Conduct	A company must adopt a Code of Business Conduct for its directors, officers and employees. Such	There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set

REQUIREMENT	NYSE REQUIREMENTS FOR US LISTED COMPANIES	CHILEAN LAW REQUIREMENTS AND COMPANY PRACTICE
	company must disclose any waiver of its code of conduct that is granted to an officer or director.	of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Ethics and Business Conduct that applies to the entire Company. Andina has posted this information on its website at www.koandina.com. See Item 16B. “Code of Ethics.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the report of independent registered accounting firm, are filed as part of this annual report:

ITEM 19.              EXHIBITS

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description
1.1	Amended and restated Bylaws of Embotelladora Andina S.A. dated as of June 25, 2012 (English Translation) (incorporated by reference to Exhibit 1.1 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.1	Amended and restated Deposit Agreement, dated as of December 14, 2000, among Embotelladora Andina S.A., The Bank of New York as Depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 1.3 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.2	Indenture dated as of October 1, 2013, among Embotelladora Andina S.A. and The Bank of New York Mellon (filed herein)

2.3	Description of Securities Registered under Section 12(b) of the Exchange Act (incorporated by reference to Exhibit 2.3 to Andina’s annual report on Form 20-F filed on April 29, 2020 (File No. 001-13142))

4.1	Amended and Restated Call Option Agreement, dated as of December 17, 1996, among Inversiones Freire Limitada, Inversiones Freire Dos Limitada, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., The Coca-Cola Company, and Embotelladora Andina S.A. and Custody Agreement among Inversiones Freire Limitada and Inversiones Freire Dos Limitada and Citibank, N.A. (English translation) (incorporated by reference to Exhibit 1.5 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

4.2	Amendment dated as of August 31, 2012 to the Amended and Restated Shareholders’ Agreement, dated as of June 25, 2012, among Embotelladora Andina S.A., the Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire Ltda., and Inversiones Freire Dos Ltda (incorporated by reference to Exhibit 4.2 to Andina’s annual report on Form 20-F filed on May 15, 2014 (File No. 001-13142))

4.3	Bottler Agreement dated as of October 1, 2017 among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.30 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.4	Bottler Agreement dated as of October 4, 2017 among Rio de Janeiro Refrescos Ltda. and The Coca-Cola Company (incorporated by reference to Exhibit 4.32 to Andina’s annual report on Form 20-F filed on April 25, 2019 (File No. 001-13142))

4.5	Bottler Agreement dated as of January 1, 2018 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.31 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.6	Amendment to the Bottler Agreement between Embotelladora Andina S.A. and The Coca-Cola Company dated November 7, 2019 (incorporated by reference to Exhibit 4.35 to Andina’s annual report on Form 20-F filed on April 29, 2020 (File No. 001-13142))

4.7	Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.28 to Andina’s annual report on Form 20-F filed on April 30, 2015 (File No. 001-13142))

4.8	Amendment dated as of August 27, 2020 to Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (filed herein)

8.1	List of our subsidiaries (filed herein)

12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Embotelladora Andina S.A., none of which authorizes securities in a total amount that exceeds 10.0% of the total assets of Embotelladora Andina S.A. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements upon request by the SEC.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano
(Signature)

/s/ Andrés Wainer
(Signature)

Date: April 28, 2021

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

as of December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2021 expressed an unqualified opinion thereon.

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

As disclosed in Notes 15 and 16 to the consolidated financial statements, Distribution Rights and Goodwill were Ch$ 604,514 million and Ch$ 98,326 million respectively as of December 31, 2020. The Company carries out an impairment test annually, or more frequently if indicators of impairment require the performance of an interim impairment assessment.

Auditing management’s impairment tests was complex and specially challenging due to the significant measurement uncertainty in determining the fair values of the reporting units. In particular the fair value estimates are sensitive to changes in significant assumptions such as discount rate, revenue growth rate, operating margins, consumer trends and other market and economic conditions.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the distribution rights and goodwill impairment test. For example, we tested controls over the significant assumptions, such as discount rate, projected cash flow, terminal growth rate and revenue growth rates used in the fair value computation process.

To test the fair values of the reporting units, our audit procedures included, among others, assessing the methodologies used by the Company with the assistance of our valuation specialists; testing the underlying data; evaluating significant assumptions, such as volume growth and product mix with the assistance of our valuation specialists; comparing significant assumptions to current market and economic trends and historical results of the Company's business and performing a sensitivity analysis of significant assumptions to evaluate the changes in the fair value of the reporting units resulting from changes in those assumptions. We also evaluated the financial statements disclosures included in Notes 2.8, 15 and 16.

Tax Contingencies in Brazil
Description of the Matter

As described in Note 23 to the consolidated financial statements, the Company is party to a number of administrative and legal proceedings arising from various tax claims for which a provision was recorded as of December 31, 2020, as the probability of loss was assessed as more than likely based on current available information. The Company uses significant judgment in determining whether its technical merits are more-likely-than-not to be sustained in court, considering the complexity of the Brazilian tax environment and lack of jurisprudence for certain tax matters. To carry out this assessment, management monitors the evolution of court ruling trends and is assisted by the Company’s external legal counsel.

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

To test the Company’s assessment of the probability of a loss on tax claims, our audit procedures included, among others, involving of our tax professionals to assess the Company’s technical merits and in evaluating legal opinions and other tax advice obtained by the Company; independently corresponding with certain key external tax and legal advisers of the Company; comparing the evolution of the loss probability assessment by the Company for significant matters and evaluating the Company’s current assessment using our knowledge of, and experience with, the application of tax laws by the relevant tax authorities. We also evaluated the financial statements disclosures included in notes in Notes 19 and 23.

/s/ EY Audit SpA

We have served as the Company's auditor since 2017.

Santiago, Chile
April 27, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on Internal Control over Financial Reporting

We have audited Embotelladora Andina S.A.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Embotelladora Andina S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated statements of financial position of Embotelladora Andina S.A. as of December 31, 2020 and 2019, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years then ended December 31, 2020, and the related notes and our report dated April 27, 2021 expressed an unqualified opinion thereon.

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

/s/ EY Audit SpA

Santiago, Chile
April 27, 2021

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Consolidated Statements of Financial Position as of December 31, 2020 and 2019	F-8

II.	Consolidated Statements of Income by Function for the fiscal years ended December 31, 2020 and 2019	F-10

III.	Consolidated Statements of Comprehensive Income for the fiscal years ended December 31, 2020 and 2019	F-11

IV.	Consolidated Statements of Changes in Equity for the fiscal years ended December 31, 2020 and 2019	F-12

V.	Consolidated Statements of Direct Cash Flows for the fiscal years ended December 31, 2020 and 2019	F-14

VI.	Notes to the Consolidated Financial Statements	F-15

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of December 31, 2020 and 2019

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

		12.31.2020	12.31.2019
ASSETS	NOTE	ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	309,530,699	157,567,986
Other financial assets	5	140,304,853	347,278
Other non-financial assets	6	13,374,381	16,188,965
Trade and other accounts receivable, net	7	194,021,253	191,077,588
Accounts receivable from related companies	12,1	11,875,408	10,835,768
Inventory	8	127,972,650	147,641,224
Current tax assets	9	218,472	9,815,294
Total Current Assets		797,297,716	533,474,103

Non-Current Assets:
Other financial assets	5	162,013,278	110,784,311
Other non-financial assets	6	90,242,672	125,636,150
Trade and other receivables	7	73,862	523,769
Accounts receivable from related parties	12,1	138,346	283,118
Investments accounted for under the equity method	14	87,956,354	99,866,733
Intangible assets other than goodwill	15	604,514,165	675,075,375
Goodwill	16	98,325,593	121,221,661
Property, plant and equipment	11	605,576,545	722,718,863
Deferred tax assets	10,2	1,925,869	1,364,340
Total Non-Current Assets		1,650,766,684	1,857,474,320
Total Assets		2,448,064,400	2,390,948,423

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

		12.31.2020	12.31.2019
LIABILITIES AND EQUITY	NOTE	ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	17	38,566,724	40,593,878
Trade and other accounts payable	18	230,445,809	243,700,553
Accounts payable to related parties	12,2	39,541,968	53,637,601
Provisions	19	1,335,337	2,068,984
Income taxes payable	9	8,828,599	6,762,267
Employee benefits current provisions	13	31,071,019	38,392,854
Other non-financial liabilities	20	28,266,730	26,502,215
Total Current Liabilities		378,056,186	411,658,352

Other financial liabilities, non-current	17	989,829,569	743,327,057
Accounts payable, non-current	18	295,279	619,587
Accounts payable to related companies, non-current	12,2	10,790,089	19,777,812
Other provisions, non-current	19	48,734,936	67,038,566
Deferred tax liabilities	10,2	153,669,547	169,449,747
Employee benefits non-current provisions	13	13,635,558	10,173,354
Other non-financial liabilities, non-current	20	21,472,048	-
Income taxes payable, non-current	9	20,597	-
Non-Current Liabilities:		1,238,447,623	1,010,386,123

Equity:	21
Issued capital		270,737,574	270,737,574
Retained earnings		654,171,126	600,918,265
Other reserves		(113,727,586)	76,993,851
Equity attributable to equity holders of the parent		811,181,114	948,649,690
Non-controlling interests		20,379,477	20,254,258
Total Equity		831,560,591	968,903,948
Total Liabilities and Equity		2,448,064,400	2,390,948,423

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

for the periods between January 1 and December 31, 2020, 2019 and 2018

		01.01.2020	01.01.2019	01.01.2018
		12.31.2020	12.31.2019	12.31.2018
	NOTE	ThCh$	ThCh$	ThCh$
Net sales		1,698,281,237	1,779,025,115	1,672,915,799
Cost of sales	8	(1,022,498,659)	(1,048,343,767)	(968,027,774)
Gross Profit		675,782,578	730,681,348	704,888,025
Other income	26	8,356,298	40,947,158	2,609,168
Distribution expenses	25	(152,532,018)	(166,996,289)	(165,775,484)
Administrative expenses	25	(283,638,935)	(325,903,809)	(313,742,853)
Other expenses	27	(17,430,256)	(26,182,847)	(16,057,763)
Other (loss) gains	29	287	2,876	(2,707,859)
Financial income	28	14,945,879	45,155,791	3,940,244
Financial expenses	28	(54,772,837)	(46,209,020)	(55,014,660)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14,3	2,228,763	(3,415,083)	1,411,179
Foreign exchange differences		(3,088,278)	(4,130,543)	(1,449,256)
Income by indexation units		(11,828,762)	(7,536,466)	(5,085,140)
Net income before income taxes		178,022,719	236,413,116	153,015,601
Income tax expense	10,1	(54,905,399)	(61,166,891)	(55,564,855)
Net income		123,117,320	175,246,225	97,450,746

Net income attributable to
Owners of the controller		121,999,805	173,721,928	96,603,371
Non-controlling interests		1,117,515	1,524,297	847,375
Net income		123,117,320	175,246,225	97,450,746

Earnings per Share, basic and diluted		Ch$	Ch$	Ch$
Earnings per Series A Share	21,5	122.75	174.79	97.20
Earnings per Series B Share	21,5	135.02	192.27	106.92

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the periods between January 1 and December 31, 2020, 2019 and 2018

	01.01.2020	01.01.2019	01.01.2018
	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Net income	123,117,320	175,246,225	97,450,746
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(3,146,362)	(379,007)	(63,463)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(264,119,093)	(41,844,584)	(72,455,525)
Gain (losses) from cash flow hedges	(12,203,755)	(1,865,233)	(13,151,841)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	849,518	102,332	16,184

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	84,571,922	9,295,546	2,476,204
Income tax related to cash flow hedges	2,334,037	683,482	2,554,551
Other comprehensive income, total	(191,713,733)	(34,007,464)	(80,623,890)
Total comprehensive income	(68,596,413)	141,238,761	16,826,856
Total comprehensive income attributable to:
Equity holders of the controller	(68,721,632)	139,861,690	16,370,635
Non-controlling interests	125,219	1,377,071	456,221
Total comprehensive income	(68,596,413)	141,238,761	16,826,856

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity for the periods between January 1 and December 31, 2020, 2019 and 2018

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserve, net of taxs	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01,01,2020	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948
Changes in Equity
Comprehensive Income
Earnings	-	-		-	-	-	121,999,805	121,999,805	1,117,515	123,117,320
Other comprehensive income	-	(178,420,146)	(9,868,850)	(2,432,441)	-	(190,721,437)	-	(190,721,437)	(992,296)	(191,713,733)
Comprehensive income	-	(178,420,146)	(9,868,850)	(2,432,441)	-	(190,721,437)	121,999,805	(68,721,632)	125,219	(68,596,413)
Dividends	-	-	-	-	-	-	(103,365,468)	(103,365,468)	-	(103,365,468)
Increase (decrease) from other changes	-	-	-	-	-	-	34,618,524	34,618,524	-	34,618,524
Total changes in equity	-	(178,420,146)	(9,868,850)	(2,432,441)	-	(190,721,437)	53,252,861	(137,468,576)	125,219	(137,343,357)
Ending balance as of 12,31,2020	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserve, net of taxs	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01,01,2019	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743
Changes in Equity
Comprehensive Income
Earnings	-	-		-	-	-	173,721,928	173,721,928	1,524,297	175,246,225
Other comprehensive income	-	(32,401,812)	(1,181,751)	(276,675)	-	(33,860,238)	-	(33,860,238)	(147,226)	(34,007,464)
Comprehensive income	-	(32,401,812)	(1,181,751)	(276,675)	-	(33,860,238)	173,721,928	139,861,690	1,377,071	141,238,761
Dividends	-	-	-	-	-	-	(86,568,579)	(86,568,579)	(1,024,430)	(87,593,009)
Increase (decrease) from other changes	-	-	-	-	-	-	51,543,453	51,543,453	-	51,543,453
Total changes in equity	-	(32,401,812)	(1,181,751)	(276,675)	-	(33,860,238)	138,696,802	104,836,564	352,641	105,189,205
Ending balance as of 12,31,2019	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves, net of tax	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01,01,2018	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349
Changes in accounting policies	-	-	-	-	-	-	79,499,736	79,499,736	-	79,499,736
Restated opening balance	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	415,022,990	870,809,792	21,923,293	892,733,085
Changes in Equity
Comprehensive Income
Earnings	-	-	-	-	-	-	96,603,371	96,603,371	847,375	97,450,746
Other comprehensive income	-	(69,596,956)	(10,597,290)	(38,490)	-	(80,232,736)	-	(80,232,736)	(391,154)	(80,623,890)
Comprehensive income, total	-	(69,596,956)	(10,597,290)	(38,490)	-	(80,232,736)	96,603,371	16,370,635	456,221	16,826,856
Dividends	-	-	-	-	-	-	(85,475,291)	(85,475,291)	(2,477,897)	(87,953,188)
Increase (decrease) from other changes	-	-	23,029	-	6,014,568	6,037,597	36,070,393	42,107,990	-	42,107,990
Total changes in equity	-	(69,596,956)	(10,574,261)	(38,490)	6,014,568	(74,195,139)	47,198,473	(26,996,666)	(2,021,676)	(29,018,342)
Ending balance as of 12,31,2018	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

for the periods between January 1 and December 31, 2020, 2019 and 2018

		01,01,2020	01,01,2019	01,01,2018
Cash flows provided by (used in) Operating Activities	NOTE	12,31,2020	12,31,2019	12,31,2018
Cash flows provided by Operating Activities		ThCh$	ThCh$	ThCh$
Receipts from the sale of goods and the rendering of services (including taxes)		2,321,999,131	2,626,374,510	2,296,830,656
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,517,256,079)	(1,802,751,639)	(1,526,444,730)
Payments to and on behalf of employees		(189,758,823)	(203,681,853)	(199,460,816)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(266,228,165)	(292,958,045)	(267,827,342)
Dividends received		1,176,079	411,041	601,022
Interest payments		(44,299,001)	(36,141,477)	(41,353,013)
Interest received		7,538,364	1,539,120	3,545,313
Income tax payments		(29,474,900)	(34,198,767)	(29,904,176)
Other cash movements (tax on bank debits Argentina and others)		(4,927,608)	(3,444,416)	(707,552)
Cash flows provided by (used in) Operating Activities		278,768,998	255,148,474	235,279,362

Cash flows provided by (used in) Investing Activities
Contributions made in associates			-	(15,615,466)
Proceeds from sale of Property, plant and equipment		3,570	18,904	260,116
Purchase of Property, plant and equipment		(85,874,958)	(110,683,258)	(121,063,273)
Purchase of intangible assets		(207,889)	(448,307)	-
Proceeds from other long-term assets (redemption of term deposits over 90 days)		-	-	13,883,132
Purchase of other long-term assets (term deposits over 90 days)		(472,551)	(70,373)	-
Payments on forward, term, option and financial exchange agreements		2,122,954	1,135,034	6,403,152
Other payments on the purchase of financial instruments		(139,449,884)	-	(1,953,309)
Net cash flows used in Investing Activities		(223,878,758)	(110,048,000)	(118,085,648)

Cash Flows generated from (used in) Financing Activities
Proceeds from short-term loans obtained		27,633,156	50,297,337	29,850,728
Loan payments		(25,197,737)	(74,332,889)	(44,234,859)
Lease liability payments		(3,974,086)	(2,989,457)	(2,395,966)
Dividend payments by the reporting entity		(99,985,500)	(86,265,896)	(87,535,698)
Other inflows (outflows) of cash (Placement and payment of public obligations)		214,565,128	(13,821,732)	(10,319,483)
Net cash flows (used in) generated by Financing Activities		113,040,961	(127,112,637)	(114,635,278)
Net increase in cash and cash equivalents before exchange differences		167,931,201	17,987,837	2,558,436
Effects of exchange differences on cash and cash equivalents		(13,574,854)	4,048,168	3,574,340
Effects of exchange differences on cash and cash equivalents		(2,393,634)	(2,006,632)	(4,836,279)
Net decrease in cash and cash equivalents		151,962,713	20,029,373	1,296,497
Cash and cash equivalents – beginning of period	4	157,567,986	137,538,613	136,242,116
Cash and cash equivalents - end of period	4	309,530,699	157,567,986	137,538,613

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

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

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC). The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a license are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned license covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Chile expires in October 2023; in Argentina it expires in 2022; in Brazil it expires in 2022, and in Paraguay it expires in 2021. Said agreements are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.38% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1       Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the periods ended December 31, 2020 and 2019, have been prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S,A, and its Subsidiaries as of December 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, 2019 and 2018 and the related notes.

The Company’s 2020 local statutory consolidated financial statements in Spanish were approved by the Company’s Board of Directors on February 23, 2021, with subsequent events first being considered through that date. Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December 31, 2020 and 2019 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended. Those consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 15, 2021 meeting.

Included in this 2020 consolidated financial statements are consolidated statement of financial position as of December 31, 2020 and 2019, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2020, 2019 and 2018. This three-year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission. The accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements. This three-year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 27, 2021, with subsequent events considered through this later date.

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

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		12.31.2020			12.31.2019
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	-	99.99	99.99	-	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.70	99.28	99.98	0.70	99.28	99.98
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3       Investments in associates

Ownership interest held by the Group in associates are recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

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

2.4       Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments, In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them, Therefore, the following operating segments have been determined based on geographic location:

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

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income ).

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

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) as December 31, 2020, in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of initial balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

Inflation for the periods from January to December 20202 and 2019 amounted to 36.01% and 54.85%, respectively.

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

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
•	The income statement is translated at the closing exchange rate at the financial statements date
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3    Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PGY
12.31.2020	710.95	136.80	8.44	0.103
12.31.2019	748.74	185.76	12.50	0.116
12.31.2018	694.77	179.30	18.43	0.117

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

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
Other Property, plant and equipment	3-10
Bottles and containers	2-5

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income

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

Regardless of what was stated in the previous paragraph, in the case of CGUs to which capital gains or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile;
-	Operation in Argentina;
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);
-	Operation in Paraguay

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

The discount rate applied in the annual test carried out in December 2020 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

	Discount rates 2020	Discount rates 2019
Argentina	28.1%	35.3%
Chile	7.2%	8.5%
Brazil	9.9%	11.4%
Paraguay	9.3%	11.5%

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 5% for the carbonated beverage category and up to 7% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from 1% to 2.5% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 100 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 75 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 100 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2021-2025

In each sensitization scenario of the of the 3 variables mentioned above, no signs of impairment were observed for the Company's CGUs.

The Company performs the impairment analysis on an annual basis. As a result of the tests conducted as of December 31, 2020 and 2019, no evidence of impairment was identified in any of the CGUs listed above, assuming conservative EBITDA margin projections and in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries in which operations are carried out and as a result of the pandemic, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model.

It should be noted that although no impairment evidence was identified for the CGUs described above, the annual review of other investments identified that for the AdeS brand in Chile's operation the recoverable value would be CLP 1,451 million below the book value recorded in the financial statements, which were reduced from its book value as of December 2020. The main reasons are due to the lower expected flows for the seed-based non-carbonated beverage segment for the local market.

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

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

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

2.10.1  Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses)”.

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

2.10.2        Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2020, the Company had no implicit derivatives

2.10.3 Fair value hierarchy

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

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

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

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade receivables

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

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

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold

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

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

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

When the Company is lessee, on the date the underlying asset is available for use, we records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) the value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

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

This liability pertains to the deposit amount that would be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

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

At the closing of December 2020, based on the best estimate according to the most recent reliable, reasonable and available information, management made a change in its useful life accounting estimates, for the Chilean Operation.

Changes in estimates are mainly recorded in fixed assets related to plant and equipment, which includes the following items:

Assets	Previous year range	New year range
Buildings	30-50	15-80
Plants and equipment	10-20	5-20
Fixed installations and accessories	10-30	10-50
Furniture and materials	4-5	5
Vehicles	5-7	4-10
Other property, plant and equipment	3-8	5-10
Containers and cases	2-8	2-5

This change in estimated useful life resulted in greater depreciation for the period between January 1 to December 31, 2020 of approximately CLP 7,071,114 thousand, representing approximately 6% of total consolidated depreciation.

2.24.1       New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below:

	Standards and Interpretations	Mandatory application date
Conceptual Framework	Revised Conceptual Framework	January 1, 2020

Revised Conceptual Framework

The IASB issued a Revised Conceptual Framework in March 2018, incorporating some new concepts, providing updated definitions and recognition criterion for assets and liabilities and clarifying some important concepts. Changes in the Conceptual Framework may affect the application of IFRS when no standard applies to a given transaction or event. Application of the revised Conceptual Framework did not have significant impacts on the financial statements of the Company.

Amendments to IFRS which have been issued and are in effect beginning January 1, 2020 are detailed below:

	Amendments	Implementation date
IFRS 3	Definition of a business	January 1,2020
IAS 1 and IAS 8	Definition of material	January 1,2020
IFRS 9, IAS 39 and IFRS 7	Reference Interest Rate Reform	January 1,2020
IFRS 16	COVID-19-Related Rent Concessions	January 1,2020

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

Company management performs the impact assessment of the amendment once these types of transactions take place.

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

Company management has assessed the amendment, which have not had any impact on these financial statements.

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

Company management has assessed the amendment, which have not had significant impacts on these financial statements.

IFRS 16 COVID-19-Related Rent Concessions

In May 2020, the IASB issued an amendment to IFRS 16 Leases to provide relief for lessees in the application of IFRS 16 guidance regarding lease modifications due to rent concessions occurring as a direct consequence of the Covid-19 pandemic. The amendment does not affect lessors.

As a practical solution, a lessee may choose not to assess whether the Covid-19-related rent reduction granted by a lessor is a modification of the lease. A lessee making this choice will recognize changes in lease payments from Covid-19-related rent reductions in the same way as it would recognize the change under IFRS 16 as if such a change was not a modification of the lease.

A lessee shall apply this practical solution retroactively, recognizing the cumulative effect of the initial application of the amendment as an adjustment in the initial balance of accumulated results (or another component of equity, as appropriate) at the beginning of the annual reporting period in which the lessee first applies the amendment.

A lessee will apply this amendment for annual periods beginning on or after September 1, 2020. Early application is permitted, including in the financial statements not authorized for publication as of May 28, 2020.

Company management has not implemented this amendment because it has no Covid-19-related lease modifications.

2.24.2 New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards:

	Standards and Interpretations	Mandator y application date
IFRS 17	Insurance Contracts	January 1, 2023

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. Once effective, it will replace IFRS 4 Insurance Contracts issued in 2005. The new rule applies to all types of insurance contracts, regardless of the type of entity issuing them, as well as certain guarantees and financial instruments with certain characteristics of discretionary participation. Some exceptions within the scope may be applied.

IFRS 17 will be effective for periods starting on or after January 1, 2023, with comparative figures required. Early application is permitted, provided that the entity applies IFRS 9 Financial Instruments, on or before the date on which IFRS 17 is first applied.

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments	Date of application
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform—Phase 2	January 1, 2023
IAS 1	Classification of liabilities as current or non-current	January 1, 2023
IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	January 1, 2022
IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform—Phase 2

In August 2020, the IASB published the second phase of the Interest Rate Benchmark Reform containing amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With this publication, the IASB completes its work to respond to the effects of Interbank Offer Rate Reform (IBOR) on financial information.

The amendments provide temporary exceptions that address the effects on financial information when a benchmark interest rate (IBOR) is replaced by an almost risk-free alternative interest rate.

Amendments are required and early application is permitted. A hedging ratio must be resumed if the hedging ratio was discontinued solely due to the changes required by the reform of the benchmark interest rate and would therefore not have been discontinued if the second phase of amendments had been implemented at that time. While application is retrospective, an entity is not required to restate previous periods.

IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current

In June 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify requirements for the classification of liabilities as current or non-current.

The amendments are effective for periods beginning on or after January 1, 2022. Entities should carefully consider whether there are any aspects of the amendments suggesting that the terms of their existing loan agreements should be renegotiated. In this context, it is important to stress that amendments must be implemented retrospectively.

IFRS 3 Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework. These amendments are intended to replace the reference to an earlier version of the IASB Conceptual Framework (1989 Framework) with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments shall be effective for periods beginning on or after January 1, 2022 and should be applied retrospectively. Early application is permitted if, at the same time or before, an entity also applies all amendments contained in the amendments to the Conceptual Framework References of the IFRS Standards issued in March 2018.

The amendments will provide consistency in financial information and avoid potential confusion by having more than one version of the Conceptual Framework in use.

IAS 16 Property, Plant and Equipment — Proceeds before Intended Use

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss for the period, pursuant to applicable standards.

The amendment shall be effective for periods beginning on or after January 1, 2022. The amendment should be applied retrospectively only property, plant and equipment items available for use on or after the beginning of the first period presented in the financial statements in which the entity first applies the amendment.

IAS 37 Onerous Contracts — Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities, and Contingent Assets to specify the costs an entity needs to include when assessing whether a contract is onerous, or it generates losses.

The amendment shall be effective for periods beginning on or after January 1, 2022. The amendment should be applied retrospectively to existing contracts at the beginning of the annual reporting period in which the entity first applies the amendment (date of initial application). Early application is permitted and must be disclosed.

The amendments are intended to provide clarity and help ensure consistent implementation of the standard. Entities that previously applied the incremental cost approach will see an increase in provisions to reflect the inclusion of costs directly related to contract activities, while entities that previously recognized contractual loss provisions using the guidance to the previous standard, IAS 11 Construction Contracts, should exclude the allocation of indirect costs from their provisions.

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

Company management will perform an impact assessment of the above described amendments once they become effective.

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

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2020	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	407,191,500	260,118,269	317,712,571	126,057,797	(578,764)	1,110,501,373
Other beverages	237,570,385	49,817,791	262,350,736	31,094,787	(359,666)	580,474,033
Packaging	-	8,891,560	-	-	(1,585,729)	7,305,831
Net sales	644,761,885	318,827,620	580,063,307	157,152,584	(2,524,159)	1,698,281,237
Cost of sales	(392,720,439)	(172,065,726)	(373,444,835)	(86,791,818)	2,524,159	(1,022,498,659)
Distribution expenses	(59,897,972)	(49,112,014)	(34,784,528)	(8,737,504)	-	(152,532,018)
Administrative expenses	(112,306,460)	(69,668,104)	(79,674,089)	(21,990,282)	-	(283,638,935)
Finance income	6,437,945	1,169,193	7,068,396	270,345	-	14,945,879
Finance expense	(23,938,992)	(729,164)	(30,104,681)	-	-	(54,772,837)
Interest expense, net (1)	(17,501,047)	440,029	(23,036,285)	270,345	-	(39,826,958)
Share of the entity in income of associates	1,248,478	-	980,285	-	-	2,228,763
Income tax expense	(23,057,195)	(7,668,059)	(20,536,914)	(3,643,231)	-	(54,905,399)
Other income (loss)	(21,231,223)	(6,046,069)	3,064,104	222,477	-	(23,990,711)
Net income of the segment reported	19,296,027	14,707,677	52,631,045	36,482,571	-	123,117,320

Depreciation and amortization	50,271,626	22,895,329	27,339,714	10,413,848	-	110,920,517

Current assets	532,713,969	70,215,594	149,709,603	44,658,550	-	797,297,716
Non-current assets	636,275,547	144,802,176	643,447,811	226,241,150	-	1,650,766,684
Segment assets, total	1,168,989,516	215,017,770	793,157,414	270,899,700	-	2,448,064,400

Carrying amount in associates and joint ventures accounted for using the equity method, total	50,628,307	-	37,328,047	-	-	87,956,354

Segment disbursements of non-monetary assets	41,114,189	15,803,061	17,075,672	11,882,036	-	85,874,958

Current liabilities	198,669,957	58,904,281	96,144,933	24,337,015	-	378,056,186
Non-current liabilities	748,105,248	10,717,606	465,225,175	14,399,594	-	1,238,447,623
Segment liabilities, total	946,775,205	69,621,887	561,370,108	38,736,609	-	1,616,503,809

Cash flows provided by in Operating Activities	191,911,595	24,603,123	36,409,227	25,845,053	-	278,768,998
Cash flows (used in) provided by Investing Activities	(178,910,100)	(16,010,950)	(17,075,672)	(11,882,036)	-	(223,878,758)
Cash flows (used in) provided by Financing Activities	117,081,470	(167,606)	(3,443,826)	(429,077)	-	113,040,961

(1) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended December 31, 2019	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	408,467,731	313,866,082	360,791,744	124,855,857	(366,490)	1,207,614,924
Other beverages	200,484,390	70,990,286	258,529,540	34,036,153	(450,559)	563,589,810
Packaging	-	9,779,472	-	-	(1,959,091)	7,820,381
Net sales	608,952,121	394,635,840	619,321,284	158,892,010	(2,776,140)	1,779,025,115
Cost of sales	(359,465,664)	(214,447,259)	(384,838,875)	(92,368,109)	2,776,140	(1,048,343,767)
Distribution expenses	(59,076,433)	(56,421,024)	(42,673,570)	(8,825,262)		(166,996,289)
Administrative expenses	(114,250,801)	(89,276,114)	(98,071,441)	(24,305,453)		(325,903,809)
Finance income	1,286,021	1,346,501	42,327,682	195,587	-	45,155,791
Finance expense	(13,151,176)	999,370	(34,057,214)	0	-	(46,209,020)
Interest expense, net (1)	(11,865,155)	2,345,871	8,270,468	195,587	-	(1,053,229)
Share of the entity in income of associates	381,255	-	(3,796,338)	-	-	(3,415,083)
Income tax expense	(12,838,517)	(6,902,265)	(36,821,377)	(4,604,732)	-	(61,166,891)
Other income (loss)	(15,109,823)	(3,235,926)	21,754,242	(308,315)	-	3,100,178
Net income of the segment reported	36,726,983	26,699,123	83,144,393	28,675,726	-	175,246,225

Depreciation and amortization	46,105,063	25,369,034	29,945,887	9,667,300	-	111,087,284

Current assets	244,504,165	76,354,086	171,349,293	41,266,559	-	533,474,103
Non-current assets	657,069,423	165,116,212	786,979,234	248,309,451	-	1,857,474,320
Segment assets, total	901,573,588	241,470,298	958,328,527	289,576,010	-	2,390,948,423

Carrying amount in associates and joint ventures accounted for using the equity method, total	49,703,673	-	50,163,060	-	-	99,866,733

Segment disbursements of non-monetary assets	51,542,820	24,343,002	21,343,312	13,454,124	-	110,683,258

Current liabilities	193,298,799	68,120,885	124,248,587	25,990,081	-	411,658,352
Non-current liabilities	474,576,722	13,350,651	506,297,573	16,161,177	-	1,010,386,123
Segment liabilities, total	667,875,521	81,471,536	630,546,160	42,151,258	-	1,422,044,475

Cash flows provided by in Operating Activities	145,551,360	30,440,761	63,145,540	16,010,813	-	255,148,474
Cash flows (used in) provided by Investing Activities	(50,706,748)	(24,790,752)	(21,096,376)	(13,454,124)	-	(110,048,000)
Cash flows (used in) provided by Financing Activities	(100,352,068)	(616,475)	(25,654,792)	(489,302)	-	(127,112,637)

(1) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended December 31, 2018	Chile Operation	Argentina Operation (2)	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	390,782,296	330,874,797	326,015,740	118,095,369	(72,170)	1,165,696,032
Other beverages	180,156,806	75,341,941	214,493,809	31,492,883	-	501,485,439
Packaging	-	7,343,785	-	-	(1,609,457)	5,734,328
Net sales	570,939,102	413,560,523	540,509,549	149,588,252	(1,681,627)	1,672,915,799
Cost of sales	(336,719,937)	(214,647,052)	(329,529,112)	(88,813,300)	1,681,627	(968,027,774)
Distribution expenses	(55,798,363)	(62,899,574)	(38,835,833)	(8,241,714)		(165,775,484)
Administrative expenses	(109,373,432)	(93,149,904)	(88,809,386)	(22,410,131)		(313,742,853)
Finance income	1,686,041	14,750	2,019,489	219,964	-	3,940,244
Finance expense	(23,713,774)	(192,602)	(31,108,284)	-	-	(55,014,660)
Interest expense, net (1)	(22,027,733)	(177,852)	(29,088,795)	219,964	-	(51,074,416)
Share of the entity in income of associates	298,359	-	1,112,820	-	-	1,411,179
Income tax expense	(22,000,539)	(18,874,454)	(10,088,988)	(4,600,874)	-	(55,564,855)
Other income (loss)	(11,540,167)	(2,639,386)	(8,399,463)	(111,834)	-	(22,690,850)
Net income of the segment reported	13,777,290	21,172,301	36,870,792	25,630,363	-	97,450,746

Depreciation and amortization	42,353,664	20,474,446	26,830,835	9,935,501	-	99,594,446

Current assets	228,108,768	80,908,212	135,259,768	37,309,706	-	481,586,454
Non-current assets	644,395,166	160,587,931	679,183,347	248,751,791	-	1,732,918,235
Segment assets, total	872,503,934	241,496,143	814,443,115	286,061,497		2,214,504,689
					-
Carrying amount in associates and joint ventures accounted for using the equity method, total	50,136,065	-	52,274,880	-		102,410,945
					-
Capital expenditures and other	67,709,231	28,702,138	32,536,213	9,684,466	-	138,632,048
					-
Current liabilities	186,831,021	83,013,418	128,146,943	21,870,719	-	419,862,101
Non-current liabilities	477,319,648	17,066,746	420,218,066	16,323,385	-	930,927,845
Segment liabilities, total	664,150,669	100,080,164	548,365,009	38,194,104	-	1,350,789,946

Cash flows provided by in Operating Activities	150,035,425	28,899,457	44,949,860	11,394,620	-	235,279,362
Cash flows (used in) provided by Investing Activities	(47,164,236)	(28,700,733)	(32,536,213)	(9,684,466)	-	(118,085,648)
Cash flows (used in) provided by Financing Activities	(98,560,576)	(10,644,812)	(5,099,823)	(330,067)	-	(114,635,278)

(1) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item,

(2) Pursuant the application of IAS 19 in Argentina, assets and liabilities increased by ThCh $ 97,318,892 and ThCh $ 16,093,780, respectively. The effect in the income statement was a net loss of ThCh $ 15,743,592.

4 – CASH AND CASH EQUIVALENTS

The composition of Cash and cash equivalents is as follows:

By item	12.31.2020	12.31.2019
	ThCh$	ThCh$
Cash	339,628	2,331,714
Bank balances	82,997,449	51,176,617
Other fixed rate instruments	226,193,622	104,059,655
Total cash and cash equivalents	309,530,699	157,567,986

Time deposits expire in less than three months from their acquisition date and accrue market interest for this type of short-term investment, Other fixed-income instruments mainly correspond to mutual funds with a maturity of less than 90 days, from the date of investment, There are no restrictions for significant amounts available to cash,

By currency	12.31.2020	12.31.2019
	ThCh$	ThCh$
USD	21,332,268	16,733,249
EUR	223,449	9,722
ARS	14,821,502	3,830,199
CLP	201,936,140	78,420,966
PGY	21,688,915	12,383,873
BRL	49,528,425	46,189,977
Cash and cash equivalents	309,530,699	157,567,986

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	12.31.2020	12.31.2019	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	140,304,853	30,073	1,216,865	1,216,865
Financial assets at fair value (2)	-	317,205	150,983,295	98,918,457
Other financial assets measured at amortized cost (3)	-	-	9,813,118	10,648,989
Total	140,304,853	347,278	162,013,278	110,784,311

(1) Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13. CLP 139,449,883 of these financial assets correspond to short-term realizable instruments, managed by third parties.

(2) Market value of hedging instruments. See details in Note 22.

(3) Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products and its distribution rights, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	12.31.2020	12.31.2019	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	7,932,770	11,242,456	527,110	595,045
Tax credit remainder (1)	234,124	180,695	76,262,417	103,540,639
Guaranty deposit	286	422		-
Judicial deposits	-	-	11,492,642	19,226,030
Others (2)	5,207,201	4,765,392	1,960,503	2,274,436
Total	13,374,381	16,188,965	90,242,672	125,636,150

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

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling CLP 103,540 million (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys' fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 175 million.

The payment of income tax occurs when liquidating the credit, therefore the respective deferred tax liability recorded was CLP 20,246 million (BRL 148 million). In 2020 already CLP 16,142 million (BRL 118 million) have been offset.

Companhia de Bebidas Ipiranga ("CBI") acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1989 to December 1, 2013 (date when CBI was incorporated by RJR). CBI's credit will be generated in the name of RJR, however, pursuant to the contractual clause ("Subscription Agreement for Shares and Exhibits"), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders). Based on supporting documents found, for the August 1993-November 2013 period, the amount of credits related to this process have been calculated and totaled CLP 22,162 million (BRL 162 million, of which BRL 80 million corresponds to capital and BRL 82 million correspond to interest and monetary restatement), from this amount, CLP 958 million (BRL 7 million) must be deducted from indirect taxes, thus generating an account payable to former shareholders for CLP 21,204 million (BRL 155 billion) and a government receivables related to credits for that same amount. It is worth mentioning that for the September 1989-July 1993 period, the Company did not account the credit due to the lack of supporting documents.

In addition, RJR has an associate called Sorocaba Refrescos SA ("Sorocaba"), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR's action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. As of December 31, 2020, the impacts were recognized in RJR's result from its ownership in Sorocaba, totaling CLP 6,703 million (BRL 49 million, of which BRL 28 million correspond to capital and BRL 21 million correspond to interest and monetary restatement). In addition, the company recognized indirect costs (attorneys' fees, consulting, auditing, indirect taxes, and other obligations) resulting from the recognition of the right acquired in court, totaling CLP 1,368 million (BRL 10 million).

Income tax payment occurs upon credit settlement, with that the respective deferred tax liability recorded was CLP 1,778 million (BRL 13 million). In 2020, CLP 684 million (BRL 5 million) of the total credit obtained by Sorocaba have already been offset.

(2) Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is as follows:

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Net	12.31.2020	12.31.2019	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	151,017,754	150,509,528	40,432	-
Other debtors	41,688,151	39,620,246	32,219	466,007
Other accounts receivable	1,315,348	947,814	1,211	57,762
Total	194,021,253	191,077,588	73,862	523,769

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Gross	12.31.2020	12.31.2019	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	154,591,684	153,654,549	40,432	-
Other debtors	44,691,925	42,719,679	32,219	466,007
Other accounts receivable	1,533,307	1,196,347	1,211	57,762
Total	200,816,916	197,570,575	73,862	523,769

The stratification of the portfolio is as follows:

	Balance
Current trade debtors without impairment impact	12.31.2020 ThCh$	12.31.2019 ThCh$
Less than one month	147,177,119	148,150,717
Between one and three months	2,230,594	1,872,144
Between three and six months	1,708,015	838,277
Between six and eight months	509,855	482,596
Older than eight months	3,006,533	2,310,815
Total	154,632,116	153,654,549

The Company has approximately 283,500 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 66,100 in Chile, 89,900 in Brazil, 69,600 in Argentina and 58,000 in Paraguay.

The movement in the allowance for expected credit losses is presented below:

	12.31.2020	12.31.2019
	ThCh$	ThCh$
Opening balance	6,492,987	6,298,208
Increase (decrease)	2,321,958	1,762,246
Provision reversal	(1,595,521)	(1,184,953)
Increases (decrease) for changes of foreign currency	(423,761)	(382,514)
Sub – total movements	302,676	194,779
Ending balance	6,795,663	6,492,987

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2020	12.31.2019
	ThCh$	ThCh$
Raw materials (1)	80,902,721	93,524,911
Finished goods	27,556,884	32,337,670
Spare parts and supplies	19,592,377	20,769,626
Work in progress	76,577	567,973
Other inventories	3,101,016	3,625,488
Obsolescence provision (2)	(3,256,925)	(3,184,444)
Total	127,972,650	147,641,224

The cost of inventory recognized as cost of sales amounts to CLP 1,022,498,659 thousand and CLP 1,048,343,767 thousand as of December 31, 2020 and 2019, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12-31.2020	12-31.2019
	ThCh$	ThCh$
Tax credits (1)	218,472	9,815,294
Total	218,472	9,815,294

(1) Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations.

The composition of current tax accounts payable is the following:

	Current			Non-Current
Tax liabilities	12.31.2020	12.31.2019	12.31.2018	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax expense	8,828,599	6,762,267	9,338,612	20,957	-	-
Total	8,828,599	6,762,267	9,338,612	20,957	-	-

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1 Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Current income tax expense	55,522,189	35,439,707	38,313,980
Current tax adjustment previous period	(735,907)	713,992	312,403
Foreign dividends tax withholding expense	6,987,142	4,534,145	7,364,213
Other current tax expense (income)	(47,569)	(425,958)	474,105
Current income tax expense	61,725,855	40,261,886	46,464,701
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(6,820,456)	20,905,005	9,100,154
Expense (income) for deferred taxes	(6,820,456)	20,905,005	9,100,154
Total income tax expense	54,905,399	61,166,891	55,564,855

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2019	12.31.2018	12.31.2018
	ThCh$	ThCh$	ThCh$
Current taxes
Foreign	(39,128,690)	(24,315,576)	(24,442,984)
National	(22,597,165)	(15,946,310)	(22,021,717)
Current tax expense	(61,725,855)	(40,261,886)	(46,464,701)
Deferred taxes
Foreign	7,280,487	(24,012,798)	(9,121,332)
National	(460,031)	3,107,793	21,178
Deferred tax expense	6,820,456	(20,905,005)	(9,100,154)
Income tax expense	(54,905,399)	(61,166,891)	(55,564,855)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Net income before taxes	178,022,719	236,413,116	153,015,601
Tax expense at legal rate (27.0%)	(48,066,134)	(63,831,541)	(41,314,212)
Effect of a different tax rate in other jurisdictions	1,032,950	(3,471,705)	967,671
Permanent differences:
Non-taxable revenues	(2,417,582)	9,507,807	12,522,541
Non-deductible expenses	(6,007,898)	(4,664,045)	(11,141,237)
Reversal of tax provision	113,747	(3,316,278)	(295,632)
Effect of monetary tax restatement Chilean companies	(5,936,464)	5,199,589	2,566,163
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	6,375,982	(590,718)	(18,870,149)
Adjustments to tax expense	(7,872,215)	6,136,355	(15,218,314)
Tax expense at effective rate	(54,905,399)	(61,166,891)	(55,564,855)
Effective rate	30.8%	25.9%	36.3%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2020	2019	2018
Chile	27.0%	27.0%	27.0%
Brazil	34.0%	34.0%	34.0%
Argentina	30.0%	30.0%	30.0%
Paraguay	10.0%	10.0%	10.0%

10.2	Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	12.31.2020		12.31.2019
Temporary differences	Assets	Liabilities	Assets	Liabilities
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Property, plant and equipment	5,421,466	39,544,960	5,445,810	51,414,971
Obsolescence provision	1,340,235	-	1,588,563	-
ICMS exclusion credit	-	17,679,221	-	25,651,794
Employee benefits	4,475,497	18,300	5,418,561	12,157
Post-employment benefits	150,027	101,339	148,853	787,576
Tax loss carry forwards (1)	6,423,820	-	7,607,813	-
Tax goodwill Brazil	2,080,987	-	10,341,033	-
Contingency provision	24,103,234	-	34,109,458	-
Foreign Exchange differences (2)	8,116,713	-	9,284,450	-
Allowance for doubtful accounts	915,562	-	756,895	-
Assets and liabilities for placement of bonds	378,901	2,377,870	390,163	1,187,649
Lease liabilities	1,528,990	-	2,242,439	-
Inventories	469,416	-	447,192	-
Distribution rights	-	144,151,661	-	163,107,412
Hedging derivatives	-	-	-	-
Others	3,785,655	7,060,830	-	3,705,078
Subtotal	59,190,503	210,934,181	77,781,230	245,866,637
Total assets and liabilities net	1,925,869	153,669,547	1,364,340	169,449,747

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. Tax losses have no expiration date in Chile

(2)	Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil then incurred.

The movement in deferred income tax accounts is as follows:

Movement	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Opening Balance	168,085,407	145,245,948	121,991,585
Increase (decrease) in deferred tax	4,411,619	20,905,005	11,303,016
Increase (decrease) due to foreign currency translation (*)	(20,753,348)	1,934,454	11,951,347
Total movements	(16,341,729)	22,839,459	23,254,363
Ending balance	151,743,678	168,085,407	145,245,948

(*) Includes IAS 29 effect, due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are detailed below at the end of each period:

Property, plant and equipment, gross	12.31.2020	12.31.2019
	ThCh$	ThCh$
Construction in progress	34,194,083	27,290,581
Land	94,321,726	104,196,754
Buildings	266,921,167	299,282,674
Plant and equipment	515,395,328	571,154,695
Information technology equipment	24,323,557	23,912,963
Fixed installations and accessories	45,558,495	46,062,659
Vehicles	45,808,748	55,128,493
Leasehold improvements	203,164	214,886
Rights of use (1)	56,726,206	40,498,400
Other properties, plant and equipment (2)	314,602,940	452,600,945
Total Property, plant and equipment, gross	1,398,055,414	1,620,343,050

Accumulated depreciation of Property, plant and equipment	12.31.2020	12.31.2019
	ThCh$	ThCh$
Buildings	(86,004,289)	(87,308,899)
Plant and equipment	(369,605,125)	(385,801,471)
Information technology equipment	(19,445,250)	(18,911,118)
Fixed installations and accessories	(27,910,603)	(26,219,378)
Vehicles	(29,397,964)	(33,167,346)
Leasehold improvements	(144,022)	(144,865)
Rights of use (1)	(35,388,929)	(8,254,568)
Other properties, plant and equipment (2)	(224,582,687)	(337,816,542)
Total accumulated depreciation	(792,478,869)	(897,624,187)

Total Property, plant and equipment, net	605,576,545	722,718,863

(1) For adoption of IFRS 16, See details of underlying assets in Note 11,1

(2) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	12.31.2020	12.31.2019
	ThCh$	ThCh$
Bottles	30,275,255	44,071,742
Marketing and promotional assets	44,106,959	57,442,154
Other Property, plant and equipment	15,638,039	13,270,507
Total	90,020,253	114,784,403

11.1	Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use	Property, plant & equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2020	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863
Additions	37,726,227	-	1,520,363	8,963,015	809,348	(1,313)	1,323,740	-	30,536,408	-	80,877,788
Right-of use additions (1)	-	-	-	-	-	-	-	-	-	1,775,457	1,775,457
Disposals	-	-	(164,113)	(2,485,145)	(2,426)	-	(22,823)	-	(6,046,468)	(87,043)	(8,808,018)
Transfers between items of Property, plant and equipment	(23,336,382)	-	2,177,344	8,858,066	1,151,754	1,175,520	906,624	50,356	9,016,718	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(7,240,230)	(33,465,104)	(2,058,555)	(2,803,621)	(4,963,835)	(44,630)	(48,830,152)		(99,406,127)
Amortization	-	-	-	-	-	-	-	-	-	(7,851,901)	(7,851,901)
Increase (decrease) due to foreign currency translation differences	(3,086,288)	(9,936,257)	(29,231,570)	(19,859,576)	(829,268)	(628,317)	(3,124,155)	(16,605)	(11,400,730)	(4,728,542)	(82,841,308)
Other increase (decrease) (2)	(4,400,055)	61,229	1,881,309	(1,574,277)	805,609	62,342	330,086	-	1,960,074	(14,526)	(888,209)
Total movements	6,903,502	(9,875,028)	(31,056,897)	(39,563,021)	(123,538)	(2,195,389)	(5,550,363)	(10,879)	(24,764,150)	(10,906,555)	(117,142,318)
Ending balance at December 31, 2020	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	2,740,852	(1,326,250)	1,414,602
Plant and Equipment	37,671,980	(19,802,307)	17,869,673
IT Equipment	451,313	(449,249)	2,064
Motor vehicles	7,298,422	(5,966,204)	1,332,218
Others	8,563,639	(7,844,919)	718,720
Total	56,726,206	(35,388,929)	21,337,277

Lease liabilities interest expenses at the closing of the period reached CLP 2,047,387 thousand

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use	Property, plant & equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2019	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	-	710,770,968
Additions	49,134,461	-	749,800	11,582,259	675,974	7,271	(342,001)	1,309	32,640,210	-	94,449,283
Right-of use additions (3)	-	-	-	-	-	-	-	-	-	21,721,728	21,721,728
Disposals	(8,761)	-	(5,902)	(352,204)	(977)	(8,911)	(52,095)	(155)	(1,135,304)	-	(1,564,309)
Transfers between items of Property, plant and equipment	(48,358,902)	2,268,316	430,971	20,735,065	1,019,048	1,379,012	7,650,847	65,250	14,810,393	-	-
Right-of-use transfers	(25,991)	-	(266,007)	(13,788,120)	(23,712)	-	(1,181,465)	-	(2,520,405)	17,805,700	-
Depreciation expense	-	-	(7,681,481)	(37,572,910)	(1,949,851)	(2,977,512)	(6,267,039)	(30,737)	(42,410,016)		(98,889,546)
Amortization (2)	-	-	-	-	-	-	-	-	-	(8,254,568)	(8,254,568)
Increase (decrease) due to foreign currency translation differences	688,063	1,529,526	4,685,319	3,228,519	83,757	386,253	464,563	2,177	2,216,555	1,024,539	14,309,271
Other increase (decrease) (1)	(186,959)	(80,284)	(99,276)	(5,883,370)	12,885	(1)	(110,264)	-	(3,423,128)	(53,567)	(9,823,964)
Total movements	1,241,911	3,717,558	(2,186,576)	(22,050,761)	(182,876)	(1,213,888)	162,546	37,844	178,305	32,243,832	11,947,895
Ending balance at December 31, 2019	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863

(1)	Mainly correspond to effects of IAS 29 in Argentina,

(2)	Of the total of CLP 8,254,568 thousand recorded as amortization for the current period, CLP 5,994,037 thousand correspond to right-of-use amortization arising from the adoption of the IFRS, effective beginning on January 1, 2019, The remaining CLP 2,260,531 thousand correspond to depreciation (today amortization) of goods acquired under the financial lease method, which until December 31, 2018 were classified and valued pursuant to the accounting criteria of property, plant and equipment,

(3)	For IFRS 16 adoption

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2018	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499
Additions	65,284,334	-	504,675	17,924,606	783,299	165,226	1,451,462	1,430	42,793,277	128,908,309
Disposals	-	(5,465)	(209,713)	(1,002,133)	-	-	(203,036)	-	(1,588,050)	(3,008,397)
Transfers between items of Property, plant and equipment	(109,893,610)	-	45,032,440	54,460,571	622,222	1,481,081	(2,218,354)	22,000	10,493,650	-
Depreciation expense	-	-	(7,001,828)	(39,182,401)	(1,830,295)	(2,668,535)	(5,201,263)	(11,112)	(41,727,195)	(97,622,629)
Increase (decrease) due to foreign currency translation differences	(6,880,059)	(4,615,830)	(14,485,709)	(17,048,903)	(414,850)	(4,048,135)	(1,722,767)	169	(16,954,922)	(66,171,006)
Other increase (decrease) (1)	(6,580,711)	8,110,336	27,9g34,638	36,419,165	1,397,020	6,537,655	429,294	12,275	14,654,520	88,914,192
Total movements	(58,070,046)	3,489,041	51,774,503	51,570,905	557,396	1,467,292	(7,464,664)	24,762	7,671,280	51,020,469
Ending balance at December 31, 2018	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	710,770,968

(1) Mainly correspond to the effects of adopting IAS 29 in Argentina,

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1       Accounts receivable:

					12.31.2020		12.31.2019
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-Current	Current	Non-Current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	3,643,603	-	6,589,539	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	16,024	138,346	14,839	283,118
Foreign	Coca Cola de Argentina	Director related	Argentina	ARS	4,558,753	-	1,203,389	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	308,882	-	428,802	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	292,801	-	278,176	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	773,732	-	217,510	-
96.919.980-7	Cervecería Austral S.A.	Director related	Chile	USD	-	-	45,644	-
77.755.610-K	Comercial Patagona Ltda.	Director related	Chile	CLP	-	-	3,872	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	837,837	-	-	-
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	1,401,898	-	2,003,203	-
76.140.057-6	Monster	Associate	Chile	CLP	41,878	-	50,794	-
				Total	11,875,408	138,346	10,835,768	283,118

12.2       Accounts payable:

					12.31.2020		12.31.2019
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-Current	Current	Non-Current
					CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	18,897,093	-	20,555,135	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	7,926,109	10,790,089	14,888,934	19,777,812
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	3,856,973	-	6,359,797	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	4,848,196	-	5,887,070	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	1,323,609	-	1,841,377	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	1,156,786	-	827,300	-
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	490,758	-	1,247,961	-
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	CLP	3,414	-	25,202	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	118,314	-	275,565	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	402,581	-	929,986	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	518,135	-	765,521	-
Foreign	Coca Cola Panamá	Shareholder related	Panamá	USD	-	-	7,739	-
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	BRL	-	-	26,014	-
				Total	39,541,968	10,790,089	53,637,601	19,777,812

12.3       Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction Description	Currency	Accumulated 12.31.2020	Accumulated 12.31.2019
						CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	CLP	139,193,479	150,548,253
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Advertising services purchase	CLP	2,890,638	4,369,500
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Water source lease	CLP	3,847,817	5,324,194
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	CLP	1,169,944	1,196,793
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	CLP	12,210,449	19,422,280
86.881.400-4	Envases CMF S.A.	Associate	Chile	Raw material purchase	CLP	16,055,991	16,814,062
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	91,778	281,174
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	520,221	6,425,579
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	1,578	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	5,992,443	521,466
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of finished products	CLP	2,380,574	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging/raw materials	CLP	6,344,834	6,132,091
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of finished products	CLP	44,982,749	50,315,292
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of services and others	CLP	447,092	268,526
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of raw material and material	CLP	197,288	212,517
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum Dividend	CLP	118,314	-
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	167,430	3,208,559
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Raw material and material purchase	CLP	427	93,117
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	BRL	71,959,416	91,426,935
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursements and other purchases	BRL	220,708	5,977,419
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	ARS	81,198,463	97,321,567
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	6,395,881	4,111,764
Foreign	KAIK Participações	Associate	Brazil	Reimbursements and other purchases	BRL	14,162	39,382
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Product purchase	BRL	3,671,472	1,049,709
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Product purchase	CLP	85,140	-
76.572.588-7	Coca Cola Del Valle New Ventures S.A.	Associate	Chile	Sale of services and others	CLP	397,659	3,959,962
76.572.588-7	Coca Cola Del Valle New Ventures S.A.	Associate	Chile	Purchase of services and others	CLP	4,410,223	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	1,373,594	802,563
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Product purchase	ARS	80,761	4,274,236
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	10,914	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	2,050,156	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	459,707	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Raw material purchase	CLP	1,009,547	-

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	7,464,071	6,267,936	6,056,337
Director allowances	1,479,420	1,512,000	1,495,123
Benefit accrued in the last five years and paid during the fiscal year	297,072	305,674	242,907
Benefit for contract termination	115,341	54,819	51,534
Total	9,355,904	8,140,429	7,845,901

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2020	12.31.2019
	ThCh$	ThCh$
Accrued vacation	14,650,267	17,584,587
Participation in profits and bonuses	15,969,735	20,896,357
Indemnities for years of service	14,086,575	10,085,264
Total	44,706,577	48,566,208

	ThCh$	ThCh$
Current	31,071,019	38,392,854
Non-current	13,635,558	10,173,354
Total	44,706,577	48,566,208

13.1       Pensions and post-employment benefits

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2020	12.31.2019
	ThCh$	ThCh$
Opening balance	10,085,264	9,415,541
Service costs	1,675,492	784,984
Interest costs	369,332	354,471
Actuarial losses	3,127,398	(210,956)
Benefits paid	(1,170,911)	(258,776)
Total	14,086,575	10,085,264

13.1.1    Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2020	12.31.2019
Discount rate	-0.05%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.68%	5.4%
Mortality rate	RV-2014	RV-2014
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2       Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Wages and salaries	187,600,163	194,740,646	195,162,903
Employee benefits	48,504,899	58,005,213	50,254,164
Severance benefits	3,238,966	6,987,184	5,535,410
Other personnel expenses	12,993,234	13,389,967	16,014,364
Total	252,337,262	273,123,010	266,966,841

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates using equity method of accounting are detailed as follows:

				Investment value		Ownership interest
Taxpayer ID	Company	Country	Functional currency	12.31.2020	12.31.2019	12.31.2020	12.31.2019
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	20,185,148	18,561,835	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	10,628,035	17,896,839	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	979,978	1,313,498	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	48,032	65,301	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	20,976,662	24,636,945	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	4,695,228	6,250,481	7.52%	7.52%
76.572.588.7	Coca Cola del Valle New Ventures S.A.	Chile	CLP	30,443,271	31,141,834	35.00%	35.00%
Total				87,956,354	99,866,733

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

14.1       Movement

The movement of investments in other entities accounted for using the equity method is shown below:

Description	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Opening balance	99,866,733	102,410,945	86,809,069
Other investment increases in associates (Capital contributions to Leão Alimentos e Bebidas Ltda, and Coca-Cola del Valle New Ventures S,A,)	-	-	15,615,466
Dividends received	(1,215,126)	(1,076,491)	(403,414)
Share in operating income	3,248,680	(2,495,621)	2,194,144
Amortization unrealized income in associates	(566,422)	(919,462)	85,268
Increase (decrease) in foreign currency translation, investments in associates	(13,377,511)	1,947,362	(1,889,588)
Ending balance	87,956,354	99,866,733	102,410,945

The main movements are explained below:

•	In 2020 Leão Alimentos e Bebidas Ltda. recognized the value of a plant at its value of use less the costs of sale, reducing the value previously recognized. Andina recognized as results for the 2020 period a proportional loss of CLP 2,931 million.
•	In the 2020 period Sorocaba Refrescos S.A., recognized a tax credit for excluding ICMS from the PIS and COFINS calculation base. Andina recognized as results for the 2020 period a proportional result of CLP 2,134 million.
•	Dividends declared in 2020 correspond mainly to Envases CMF S.A
•	In December 2019, Leão Alimentos e Bebidas Ltda, performed an impairment provision at its Linhares Plant for BRL 256 million, Andina recognized as results for the 2019 fiscal year, a loss of CLP 4,671 million.
•	In 2019 Sorocaba Refrescos S.A., Coca-Cola del Valle and CMF distributed dividends.
•	During 2018, Embotelladora Andina S.A. made a capital contribution in Coca-Cola del Valle New Ventures S.A. for CLP 15,615,466 thousand.

14.2 Reconciliation of share of profit in investments in associates:

Description	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	3,248,680	(2,495,621)	2,194,144

Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(528,122)	(394,490)	(868,233)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	85,266	85,266	85,268
Amortization goodwill preferred rights CCDV S.A.	(523,061)	(610,238)	-
Income statement balance	2,228,763	(3,415,083)	1,411,179

14.3       Summary financial information of associates:

At December 31, 2020:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	75,089,424	86,802,489	8,657,291	288,440	144,111,310	76,012,734	105,735,317
Total liabilities	34,633,862	41,781,275	26	168,354	37,634,466	21,236,127	20,000,197
Total revenue	40,455,562	45,021,214	8,657,265	120,086	144,111,310	54,776,607	85,735,120
Net income (loss) of associates	4,717,515	664,208	96,980	117,350	(39,244,393)	(890,021)	(475,467)

Reporting date	12.31.2020	11.30.2020	11.30.2020	11.30.2020	11.30.2020	11.30.2020	12.31.2020

At December 31, 2019:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	77,994,582	116,551,131	11,661,828	393,856	248,493,994	104,778,397	107,388,847
Total liabilities	39,826,283	54,650,105	35	229,780	38,137,061	27,158,470	18,693,717
Total revenue	58,640,058	69,343,990	337,450	160,342	139,769,189	47,252,571	31,914,825
Net income (loss) of associates	1,449,997	3,948,798	337,450	160,342	2,320,841	(1,177,262)	4,297,003

Reporting date	12.31.2019	11.30.2019	11.30.2019	11.30.2019	11.30.2019	11.30.2019	11.30.2019

15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2020			December 31, 2019
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization	Value	Value	Amortization	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	598,371,081	(2,005,344)	596,365,737	667,148,383	(393,187)	666,755,196
Software	35,030,003	(26,882,550)	8,147,453	34,347,843	(26,484,427)	7,863,416
Others	417,957	(416,982)	975	750,309	(293,546)	456,763
Total	633,819,041	(29,304,876)	604,514,165	702,246,535	(27,171,160)	675,075,375

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test, Such distribution rights have an indefinite useful life and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	12.31.2020	12.31.2019
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	303,702,092	305,235,247
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and investments in Sorocaba y Leão Alimentos e Bebidas Ltda,)	138,176,054	187,616,890
Paraguay	152,595,420	171,841,663
Argentina (North and South)	1,892,171	2,061,396
Total	596,365,737	666,755,196

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to December 31, 2020				January 1 to December 31, 2019
	Distribution				Distribution
Description	Rights	Others	Software	Total	Rights	Others	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	666,755,196	456,763	7,863,416	675,075,375	661,026,400	430,196	7,365,957	668,822,553
Additions	94,661	-	2,575,125	2,669,786	-	-	3,296,558	3,296,558
Amortization	(1,573,878)	-	(2,088,612)	(3,662,490)	(133,753)	-	(2,324,225)	(2,457,978)
Other increases (decreases) (1)	(68,910,242)	(455,788)	(202,476)	(69,568,506)	5,862,549	26,567	(474,874)	5,414,242
Ending balance	596,365,737	975	8,147,453	604,514,165	666,755,196	456,763	7,863,416	675,075,375

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 - GOODWILL

Movement in Goodwill is detailed as follows:

Operating segment	01.01.2020	Foreign currency translation differences where functional currency is different from presentation currency and hyperinflation	12.31.2020
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	75,674,072	(19,672,659)	56,001,413
Argentine operation	29,750,238	(2,406,596)	27,343,642
Paraguayan operation	7,294,328	(816,813)	6,477,515
Total	121,221,661	(22,896,068)	98,325,593

Operating segment	01.01.2019	Foreign currency translation differences where functional currency is different from presentation currency and hyperinflation	12.31.2019
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,080,100	2,593,972	75,674,072
Argentine operation	28,318,129	1,432,109	29,750,238
Paraguayan operation	7,327,921	(33,593)	7,294,328
Total	117,229,173	3,992,488	121,221,661

Operating segment	01.01.2018	Foreign currency translation differences where functional currency is different from presentation currency and hyperinflation	12.31.2018
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,509,080	(428,980)	73,080,100
Argentine operation	4,672,971	23,645,158	28,318,129
Paraguayan operation	6,913,143	414,778	7,327,921
Total	93,598,217	23,630,956	117,229,173

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (17.1.1 – 2)	799,072	1,438,161	4,000,000	909,486
Bonds payable, net[1] (17.2)	18,705,015	21,604,601	918,921,342	718,962,871
Deposits in guarantee	12,126,831	11,163,005	-	-
Derivative contract liabilities (see note 22)	1,217,322	374,576	51,568,854	-
Leasing agreements (17.4.1 – 2)	5,718,484	6,013,535	15,339,373	23,454,700
Total	38,566,724	40,593,878	989,829,569	743,327,057

 1 Amounts net of issuances expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

Current	Book Value 12.31.2020	Fair Value 12.31.2020	Book Value 12.31.2019	Fair Value 12.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	309,530,699	309,530,699	157,567,986	157,567,986
Other financial assets (1)	-	-	317,205	317,205
Trade debtors and other accounts receivable (2)	194,664,683	194,664,683	191,077,588	191,077,588
Accounts receivable related companies (2)	11,875,408	11,875,408	10,835,768	10, 835,768
Bank loans (2)	799,072	896,307	1,438,161	1,434,255
Bonds payable (2)	18,705,015	22,471,852	21,604,601	24,188,060
Bottle guaranty deposits (2)	12,126,831	12,126,831	11,163,005	11,163,005
Derivative contracts liabilities (see note 22) (1)	1,217,322	1,217,322	374,576	374,576
Leasing agreements (2)	5,718,484	5,718,484	6,013,535	6,013,535
Accounts payable (2)	230,438,133	230,438,133	243,700,553	243,700,553
Accounts payable related companies (2)	39,541,968	39,541,968	53,637,601	53,637,601

Non-current	12.31.2020	12.31.2020	12.31.2019	12.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (1)	150,983,295	150,983,295	98,918,457	98,918,457
Accounts receivable, non-current (2)	73,862	73,862	523,769	523,769
Accounts receivable related companies (2)	138,346	138,346	283,118	283,118
Bank loans (2)	4,000,000	4,056,753	909,486	867,025
Bonds payable (2)	918,921,342	1,088,617,557	718,962,871	803,017,145
Derivative contracts liabilities (see note 22) (1)	51,568,854	51,568,854	-	-
Leasing agreements (2)	15,339,373	15,339,373	23,454,700	23,454,700
Accounts payable, non-current (2)	295,279	295,279	619,587	619,587

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1.1 Bank obligations, current

										Maturity			Total
	Indebted entity	Creditor Entity					Type of	Nominal	Effective	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	12.31.2020	12.31.2019
										ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	-	760,667	760,667	748,838
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.00%	2.00%	33,111	-	33,111	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	AR	Upon maturity	82.00%	82.00%	-	-	-	8,453
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	AR	Monthly	26.60%	26.60%	5,294	-	5,294
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	6.63%	-	-	-	635,727
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Quarterly	4.50%	4.50%	-	-	-	45,143
											Total	799,072	1,438,161

17.1.2 Bank obligations, non-current

										Maturity
	Indebted entity			Creditor Entity			Type of	Nominal	Effective	1 year up to	More than 2 years	More than 3 years	More than 4 years	More than 5	at
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2020
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	2.00%	-	-	4,000,000	-	-	4,000,000
	Total														4,000,000

17.1.2 Bank obligations, non-current previous year

										Maturity
	Indebted Entity	Creditor Entity					Type	Effective	Nominal	1 year up to	More than 2 years	More than 3 years	More than 4 years	More than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2019
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	736,033	-	-	-	-	736,033
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	6.63%	44,621	44,621	44,621	39,590	-	173,453
													Total		909,486

17.1.3 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2       Bonds payable

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million with a 30-year maturity, with the whole principal amount due in 2039 and an annual interest rate of 3.950%.

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

	Current		Non-current		Total
Composition of bonds payable	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value) [1]	19,347,033	22,189,595	925,968,913	721,950,553	945,315,946	744,140,148

1 Gross amounts, do not consider issuance expenses and discounts related to issuance.

17.2.1       Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

							Current		Non-current
	Series	Current nominal amount	Adjustment unit	Interest rate	Final maturity	Interest payment	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Bonds							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration N° 254 06.13.2001	B	1,648,160	UF	6,5%	12-01-2026	Semiannually	7,776,693	7,160,809	40,388,468	46,659,296
CMF Registration N° 641 08.23.2010	C	1,500,000	UF	4,0%	08-15-2031	Semiannually	647,672	630,731	43,605,495	42,464,910
CMF Registration N° 759 08.20.2013	C	-	UF	3,5%	08-16-2020	Semiannually	-	7,168,907	-	-
CMF Registration N° 760 08.20.2013	D	4,000,000	UF	3,8%	08-16-2034	Semiannually	1,629,677	1,587,051	116,281,320	113,239,760
CMF Registration N° 760 04.02.2014	E	3,000,000	UF	3,75%	03-01-2035	Semiannually	1,083,063	1,048,938	87,210,999	84,929,828
CMF Registration N° 912 10.10.2018	F	5,700,000	UF	2,83%	09-25-2039	Semiannually	1,234,601	1,195,700	165,700,881	161,366,658
Bonds USA 2023 10.01.2013	-	365,000,000	US$	5,0%	10-01-2023	Semiannually	3,243,709	3,397,459	259,496,750	273,290,101
Bonds USA 2050 01.21.2020	-	300,000,000	US$	3,95%	01-21-2050	Semiannually	3,731,618	-	213,285,000	-
						Total	19,347,033	22,189,595	925,968,913	721,950,553

Accrued interest included in the current portion of bonds payable as of December 31, 2020 and 2019 amounts to CLP 11,841,892 thousand and CLP 7,983,770 thousand, respectively.

17.2.3       Non-current maturities

		Year of maturity
	Series	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	Total non- current 12.31.2020
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration N° 254 06.13.2001	B	8,013,138	8,533,990	9,088,700	14,752,640	40,388,468
CMF Registration N° 641 08.23.2010	C	3,964,136	3,964,136	3,964,136	31,713,087	43,605,495
CMF Registration N° 760 08.20.2013	D	-	-	-	116,281,320	116,281,320
CMF Registration N° 760 04.02.2014	E	-	-	-	87,210,999	87,210,999
CMF Registration N° 912 10.10.2018	F	-	-	-	165,700,881	165,700,881
USA Bonds	-	-	259,496,750	-	-	259,496,750
USA 2 Bonds	-	-	-	-	213,285,000	213,285,000
Total		11,977,274	271,994,876	13,052,836	628,943,927	925,968,913

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

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.5.2       Restrictions regarding bonds placed in the local market.

Restrictions on the issuance of bonds for a fixed amount registered under number 254.

In October 2020, the Consolidated Financial Liabilities/Consolidated Equity no more than 1.20 times covenant was amended as follows:

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2020, this ratio is 0.51 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

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

As of December 31, 2020, this ratio is 1.55 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

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

As of December 31, 2020, Net Financial Debt level was 0.51 times.

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

As of December 31, 2020, this ratio is 1.55 times.

•	Maintain a level of "Net Financial Coverage" greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer's Ebitda of the last 12 months and the issuer's Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer's financial debt account accounted for under "Financial Costs"; and interest income associated with the issuer's cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2020, Net Financial Coverage level is 8.50 times.

Restrictions to bond lines registered in the Securities Registrar under number 760 D-E.

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2020, Indebtedness Level is 0.51 times of Consolidated Equity.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

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

As of December 31, 2020, this ratio is 1.55 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912.

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2020, this ratio is 0.51 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of December 31, 2020, this ratio is 1.55 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of December 31, 2020 and 2019, the Company complies with all financial collaterals.

17.3       Derivative contract obligations

Please see details in Note 22.

17.4.1       Current liabilities for leasing agreements

									Maturity		Total
Debtor Entity		Creditor Entity				Type of	Effective	Nominal	Up to	90 days to	At	At
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	12.31.2020	12.31.2019
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brasil	BRL	Monthly	13.00%	12.28%	166,711	531,815	698,526	839,502
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brasil	BRL	Monthly	7.65%	7.39%	61,617	147,121	208,738	360,854
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brasil	BRL	Monthly	8.20%	8.20%	66,160	117,534	183,694	300,338
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brasil	BRL	Monthly	6.56%	6.56%	68,366	200,944	269,310	497,386
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	20,867	62,602	83,469	132,815
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	31,232	93,695	124,927	88,739
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	50.00%	65,656	148,249	213,905	189,320
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	1.00%	1.00%	20,556	61,671	82,227	1,169,884
Vital Aguas S.A.	Chile	76.389.720-6	Coca Cola del Valle New Ventures S.A.	Chile	CLP	Linear	7.50%	7.50%	289,312	882,152	1,171,464	2,198,998
Envases Central S.A.	Chile	96.705.990-0	Coca Cola del Valle New Ventures S.A.	Chile	CLP	Linear	8.40%	8.40%	565,631	1,724,833	2,290,464	235,699
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	1.00%	55,952	159,680	215,632	-
Transportes Polar S.A.	Chile	96.928.520-7	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	2.89%	22,944	69,834	92,778	-
Embotelladora Andina S.A.	Chile	91.144.000-8	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	1.30%	20,736	62,614	83,350	-
									Total		5,718,484	6,013,535

The Company maintains lease agreements on forklifts, vehicles, real estate and machinery. These leases have an average life of between one and eight years without including a renewal option in the contracts.

17.4.2        Non-current liabilities for leasing agreements, non-current

									Maturity
Debtor Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2020
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.0%	12.28%	789,334	891,946	1,007,901	1,138,928	4,827,833	8,655,942
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.65%	7.39%	95,856	-	-	-	-	95,856
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	8.20%	72,906	32,980	23,547	-	-	129,433
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	6.56%	261,577	249,681	243,911	225,680	51,007	1,031,856
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	-	20,867	-	-	-	20,867
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	-	249,854	-	249,854	72,874	572,582
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	50.00%	-	128,930	-	-	-	128,930
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	50.00%	-	95,931	-	-	-	95,931
Vital Aguas S.A.	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	8.20%	8.20%	1,107,140	-	-	-	-	1,107,140
Envases Central S.A.	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	9.00%	9.00%	2,967,864	-	-	-	-	2,967,864
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	1.00%	-	163,635	-	-	-	163,635
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	2.89%	-	193,789	-	161,551	-	355,340
Embotelladora Andina S.A.	Chile	76.178.360-2	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	1.30%	-	13,997	-	-	-	13,997
													Total	15,339,373

17.4.3        Non-current liabilities for leasing agreements (previous year)

									Maturity
Debtor Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2019
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.0%	12.28%	948,466	1.071.766	1.211.096	1.368.538	8.101.730	12.701.596
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	271,264	111.005	-	-	-	382.269
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	8.20%	97,784	9.144	-	-	-	106.928
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	6.56%	365,671	355.172	339.020	331.185	375.688	1.766.736
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	-	398.442	-	343.104	-	741.546
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	-	110.924	-	-	-	110.924
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	50.00%	-	55.222	-	-	-	55.222
Vital Aguas S.A.	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	8.20%	8.20%	2,242,278	-	-	-	-	2.242.278
Envases Central S.A.	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	9.0%	9.0%	4,947,745	-	-	-	-	4.947.745
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	1.00%	399,456	-	-	-	-	399.456
													Total	23.454.700

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Classification	12.31.2020	12.31.2019
	ThCh$	ThCh$
Current	230,445,809	243,700,553
Non-current	295,279	619,587
Total	230,741,088	244,320,140

Item	12.31.2020	12.31.2019
	ThCh$	ThCh$
Trade accounts payable	163,361,078	172,142,472
Withholding tax	48,566,443	53,326,254
Others	18,813,567	18,851,414
Total	230,741,088	244,320,140

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1       Balances

The composition of provisions is as follows:

Detail	12.31.2020	12.31.2019
	ThCh$	ThCh$
Litigation (1)	50,070,273	69,107,550
Total	50,070,273	69,107,550

Current	1,335,337	2,068,984
Non-current	48,734,936	67,038,566
Total	50,070,273	69,107,550

(1)	Correspond to the provision made for the probable losses of fiscal, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Detail (see note 23.1)	12.31.2020	12.31.2019
	ThCh$	ThCh$
Tax contingencies	25,543,101	38,853,059
Labor contingencies	8,688,551	10,569,754
Civil contingencies	15,838,621	19,684,737
Total	50,070,273	69,107,550

19.2       Movements

The movement of principal provisions over litigation is detailed as follows:

Detail	12.31.2020	12.31.2019
	ThCh$	ThCh$
Opening balance as of January 1	69,107,550	62,452,526
Additional provisions	172,801	121,003
Increases (decrease) in existing provisions (*)	4,624,789	17,336,285
Payments	(5,799,209)	(14,977,996)
Reversal of unused provision	-	3,551,223
Increase (decrease) due to foreign exchange differences	(18,035,658)	624,509
Total	50,070,273	69,107,550

(*) During 2019, reversal of provisions consisting of fines demanded by the Brazilian tax authority on the use of tax credits resulting from favorable sentencing to Rio de Janeiro Refrescos Ltda. which are not present in 2020.

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

	Current		Non-Current
Description	12.31.2020	12.31.2019	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$
Dividends payable	25,999,055	22,639,150	-	-
Others (1)	2,267,675	3,863,065	21,472,048	-
Total	28,266,730	26,502,215	21,472,048	-

(1)	Other non-current corresponds mainly to accounts payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

21 – EQUITY

21.1        Number of shares:

	Number of shares subscribed at nominal value		Number of shares paid in		Number of voting shares

Series	2020	2019	2020	2019	2020	2019
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

21.1.1       Equity:

	Subscribed Capital		Paid-in capital
Series	2020	2019	2020	2019
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

21.1.2        Rights of each series:

•	Series A: Elects 12 of the 14 Directors.
•	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2       Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2020, the shareholders agreed to pay out of the 2019 earnings a final dividend and another additional dividend to the 30% required by Chile’s Law 18,046.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as accumulated earnings for future distribution.

The dividends declared and paid per share are presented below:

Periods		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share

2018	January	Interim	2017 Earnings	21,50	23,65
2018	May	Final	2017 Earnings	21,50	23,65
2018	August	Additional	Accumulated Earnings	21,50	23,65
2018	October	Interim	2018 Earnings	21,50	23,65
2019	January	Interim	2018 Earnings	21,50	23,65
2019	May	Final	2018 Earnings	21,50	23,65
2019	August	Additional	Accumulated Earnings	21,50	23,65
2019	October	Interim	2019 Earnings	21,50	23,65
2020	January	Interim	2019 Earnings	22,60	24,86
2020	May	Final	2019 Earnings	26.00	28.60
2020	August	Additional	Accumulated Earnings	26.60	28.60
2020	November	Interim	2020 Earnings	26.60	28.60
2021	January	Interim	2020 Earnings	26.60	28.60

21.3       Other Reserves

The balance of other reserves includes the following:

Description	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(517,496,486)	(339,076,340)	(306,674,528)
Cash flow hedge reserve	(24,719,533)	(14,850,683)	(13,668,932)
Reserve for employee benefit actuarial gains or losses	(4,663,193)	(2,230,752)	(1,954,077)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Other	6,014,568	6,014,568	6,014,568
Total	(113,727,586)	76,993,851	110,854,089

21.3.1       Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S-A., which was finally the value of the capital increase notarized in legal terms.

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

21.3.5       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method, Translation reserves are detailed as follows:

Details	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Brazil	(187,071,599)	(102,922,548)	(99,990,343)
Argentina	(291,332,402)	(246,415,922)	(201,118,180)
Paraguay	(22,506,692)	6,133,700	8,623,849
Exchange rate differences in related companies	(16,585,793)	4,128,430	(14,189,854)
Total	(517,496,486)	(339,076,340)	(306,674,528)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Details	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Brazil	(104,863,274)	15,386,079	(10,313,069)
Argentina	(44,916,480)	(45,297,742)	(72,770,068)
Paraguay	(28,640,392)	(2,490,149)	13,486,181
Exchange rate differences in related companies	-	-	-
Total	(178,420,146)	(32,401,812)	(69,596,956)

21.3.6       Consolidated statements of comprehensive income

The detail of the comprehensive income and expense for the periods ended on the dates indicated below, is detailed as follows:

	Gross Balance	Tax	Net Balance
Cash Flow for hedge (1)	(12,203,755)	2,334,037	(9.869.718)
Exchange rate translation differences (1)	(264,119,093)	84,571,922	(179.547.171)
Benefit relate to defined benefit plans	(3,146,362)	849,518	(2.296.844)
Total Comprenhensive income as of December 31, 2020	(279.469.210)	87.755.477	(191.713.733)

	Gross Balance	Tax	Net Balance
Cash Flow for hedge (1)	(1,865,233)	683,482	(1,181,751)
Exchange rate translation differences (1)	(41,844,584)	9,295,546	(32,549,038)
Benefit relate to defined benefit plans	(379,007)	102,332	(276,675)
Total Comprenhensive income as of December 31, 2019	(44,088,824)	10,081,360	(34,007,464)

	Gross Balance	Tax	Net Balance
Cash Flow for hedge (1)	(13,151,841)	2,554,551	(10,597,290)
Exchange rate translation differences (1)	(72,455,525)	2,476,204	(69,979,321)
Benefit relate to defined benefit plans	(63,463)	16,184	(47,279)
Total Comprenhensive income as of December 31, 2018	(85,670,829)	5,046,939	(80,623,890)

(1)	These concepts will be reclassified to the statements of income when it is settled,

The movement of comprehensive income and expense is as follows:

As of December 31, 2020:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	M$	M$	M$
Increase (decrease)	(11,029,171)	(264,119,093)	(3,338,354)
Deferred taxes	2,029,363	84,571,923	901,356
Reclassification to the result by function	(869,910)	-	140,1536
Reclassification of deferred taxes related to other reserves	-	-	-
Total Changes in Equity	(9,869,718)	(179,547,170)	(2,296,845)
Majority Equity holders	(9,686,850)	(178,420,146)	(2,432,441)
Non-Controlling interests	(868)	(1,127,024)	135,596
Total Changes in equity as of December 31, 2020	(9,869,718)	(179,547,170)	(2,296,845)

As of December 31, 2019:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	M$	M$	M$
Increase (decrease)	(1,724,004)	(41,844,584)	53,511
Deferred taxes	340,835	9,295,546	(14,448)
Reclassification to the result by function	118,779	-	(432,518)
Reclassification of deferred taxes related to other reserves	82,639	-	116,780
Total Changes in Equity	(1,181,751)	(32,549,038)	(276,675)
Major Equity holders	(1,181,751)	(32,401,812)	(276,675)
Non-Controlling interests	-	(147,226)	-
Total Changes in equity as of December 31, 2019	(1,181,751)	(32,549,038)	(276,675)

As of December 31, 2018:	Cash Flow Hedge	Exchange rate Differences	Benefit related to defines benefit plans
	M$	M$	M$
Increase (decrease)	(63,699,788)	(72,455,525)	(334,508)
Deferred taxes	20,217,065	2,476,204	89,366
Reclassification to the result by function	48,415,956	-	271,045
Reclassification of deferred taxes related to other reserves	(15,530,523)	-	(73,182)
Total Changes in Equity	(10,597,290)	(69,979,321)	(47,279)
Major Equity holders	(10,597,290)	(69,592,296)	(43,150)
Non-Controlling interests	-	(387,025)	(4,129)
Total Changes in equity as of December 31, 2018	(10,597,290)	(69,979,321)	(47,279)

21.4	Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling Interests
	Ownership %			Shareholders’ Equity			Income
Details	2020	2019	2018	December 2020	December 2019	December 2018	December 2020	December 2019	December 2018
				ThCh$	ThCh$	ThCh$	ThCh $	ThCh $	ThCh $
Embotelladora del Atlántico S,A,	0,0171	0,0171	0,0171	23,662	26,342	23,260	2,312	4,183	3,633
Andina Empaques Argentina S,A,	0,0209	0,0209	0,0209	2,349	2,290	2,113	244	409	96
Paraguay Refrescos S,A,	2,1697	2,1697	2,1697	5,037,332	5,368,470	5,378,074	791,576	622,188	556,112
Vital S,A,	35,0000	35,0000	35,0000	8,176,999	7,904,741	7,674,785	285,269	263,442	271,063
Vital Aguas S,A,	33,5000	33,5000	33,5000	1,912,023	1,803,884	1,986,493	109,110	105,870	36,696
Envases Central S,A,	40,7300	40,7300	40,7300	5,227,112	5,148,531	4,836,892	(70,996)	528,205	(20,225)
Total				20,379,477	20,254,258	19,901,617	1,117,515	1,524,297	847,375

The following tables presents summarized information regarding the Company´s subsidiaries owned by third parties:

December 31,2020	Embotelladora Del Atlantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	65,077,621	6,212,726	44,658,550	21,175,722	3,798,228	15,600,566
Total non-current assets	140,891,069	8,247,288	226,241,150	14,306,662	7,297,306	18,205,899
Total current liabilities	56,982,545	2,733,092	24,337,015	11,812,384	3,897,100	13,908,411
Total non-current liabilities	10,226,241	491,364	14,399,594	307,146	1,490,904	7,064,568
Net sales	309,936,060	15,148,572	157,152,584	42,955,659	12,929,160	62,267,424
Net Income	13,386,097	1,168,507	36,482,572	815,053	325,700	(174,313)

December 31,2019	Embotelladora Del Atlantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	73,309,861	4,350,074	41,266,559	18,534,272	5,266,575	16,265,862
Total non-current assets	160,885,628	9,433,294	248,309,451	15,475,979	8,527,624	20,903,184
Total current liabilities	66,987,371	2,212,255	25,990,081	11,150,695	5,794,282	18,732,369
Total non-current liabilities	12,732,620	618,031	16,161,177	274,583	2,615,188	5,796,119
Net sales	384,856,368	18,509,124	158,892,010	46,818,385	18,201,656	70,633,817
Net Income	24,531,815	1,954,024	28,675,727	752,692	316,031	1,296,840

December 31,2018	Embotelladora Del Atlantico S.A.	Andina Empaques Argentina S.A.	Paraguay Refrescos S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.
Total current assets	78,222,876	4,329,932	37,309,706	16,005,424	4,616,490	13,737,336
Total non-current assets	156,224,157	9,251,880	248,751,791	16,969,708	5,287,639	12,239,333
Total current liabilities	82,148,269	2,309,810	21,870,719	11,018,878	3,803,117	13,063,735
Total non-current liabilities	15,897,476	1,169,270	16,323,385	28,298	171,184	1,041,400
Net sales	406,216,738	16,034,964	149,588,252	56,724,318	15,859,403	59,433,099
Net Income	21,304,406	458,980	25,630,364	774,466	109,539	(112,302)

21.5	Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2020
	SERIES A	SERIES B
Earnings attributable to shareholders (CLP 000’s)	58,095,636	63,904,169
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	122.75	135.02

Earnings per share	12.31.2019
	SERIES A	SERIES B
Earnings attributable to shareholders (CLP 000’s)	82,725,427	90,996,501
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	174,79	192,27

Earnings per share	12.31.2018
	SERIES A	SERIES B
Earnings attributable to shareholders (ThCh$)	46,001,994	50,601,377
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	97,20	106,92

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps ("CCS"), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of December 31, 2020 and 2019, the Company held the following derivative instruments:

22.1	Derivatives accounted for as cash flow hedges:

At the closing date of these financial statements, the Company maintains derivative contracts to secure part of its bond liabilities issued in Unidades de Fomento totaling UF 10,148,159, to convert these obligations to Chilean pesos.

These contracts were valued at their fair values, yielding a net asset of CLP 6,299,116 thousand at the closing date of the financial statements which is presented under other non-current financial assets. The expiration date of derivative contracts is distributed in the years 2026, 2031, 2034 and 2035.

Cross Currency Swaps associated with International Bonds (US)

At the closing date of these financial statements, the Company maintains derivative contracts to secure US Dollar public bond obligations of USD 360 million due in 2023, to convert such obligations into Brazilian Real. In addition, derivative contracts amounting to USD 300 million are held to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index) due in 2050. The valuation of the first contract at its fair values generates an asset of CLP 144,684,179 thousand as of December 31, 2020 (CLP 98,918,457 thousand as of December 31, 2019), while the valuation of the second contract at its fair values generates a liability of CLP 51,568,854 thousand at the closing date of these financial statements.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and are absorbed by the amounts recognized under comprehensive income.

22.2	Forward currency transactions expected to be very likely

During 2020 and 2019, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e. closing USD/ARS, USD/BRL, USD/CLP and USD/GYP forward instruments. As of December 31, 2020, outstanding contracts amount to USD 54.0 million (USD 46.9 million as of December 31, 2019).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for CLP 150,983,295 thousand (CLP 99,235,662 thousand as of December 31, 2019) and held liabilities for derivative contracts for CLP 52,786,176 thousand (CLP 374,576 thousand as of December 31, 2019). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

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

	Fair Value Measurement at December 31, 2020
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	-	-	~~-~~	-
Other non-current financial assets	-	150,983,295	~~-~~	150,983,295
Total assets	-	150,983,295	-	150,983,295
Liabilities
Current liabilities
Other current financial liabilities	-	1,217,322	-	1,217,322
Other non-current financial liabilities	-	51,568,854	-	51,568,854
Total liabilities	-	52,786,176	-	52,786,176

	Fair Value Measurement at December 31, 2019
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets Other current financial assets	-	317.205		317.205
Other non-current financial assets	-	98.918.457	~~-~~	98.918.457
Total assets	-	99.235.662	-	99.235.662
Liabilities
Current liabilities
Other current financial liabilities	-	374.576	-	374.576
Total liabilities	-	374.576	-	374.576

23 – LITIGATION AND CONTINGENCIES

23.1	Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 778,065 thousand (CLP 942,173 thousand in 2019). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 295,856 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 47,945,921 thousand (CLP 66,070,162 thousand in 2019). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees As of December 31, 2020 and 2019 , amounted to CLP 21,054,433 thousand and CLP 32,166,823 thousand, respectively.

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,525,587,904, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.79%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 2,471,137,390 at December 31, 2020.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 701,660,858 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 139,596,221 equivalent to CLP 19,098,159 thousand.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 409,075,280 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 463,613,817, as of December 31, 2020.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,300,587 thousand (CLP 2,065,496 thousand in 2019). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 34,747 thousand (CLP 3,488 thousand in 2019). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2       Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets included in the financial statements:

			Committed assets		Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2020	12.31.2019
					CLP (000’s)	CLP (000’s)
Transportes San Martin	Embotelladora Andina S.A.	Parent Company	Cash	Trade accounts and other account receivable	2,907	2,805
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent Company	Cash	Other non-current financial assets	1,216,865	1,216,865
Inmob. e invers. supetar Ltda.	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	4,579	4,579
María Lobos Jamet	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	2,566	2,565
Bodega San Francisco	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	8,606	6,483
Workers Claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5,329,947	6,600,863
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5,882,379	12,186,432
Governmental institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and Equipment	Property, plant & equipment	9,842,108	13,379,610
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	169	250
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	253	375
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	181	268
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3	5
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	36,313
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	18,650	27,598
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	754	1,116
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	116,641	172,602
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	36	53
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,521	2,250
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	2,114	3,128
Several lessors	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	13,140	15,289
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	286	422
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	243	360
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,064	3,054
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	51	76
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	947	1,401
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets		156,759
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	19,009	28,129
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3,379	5,001
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,112	3,125
Mariano Mirgoni	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	105,936	-
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	4,011	3,955
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	814	917
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	655	738
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	1,132	1,275
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	1,077	1,213

Guarantees provided without obligation of assets included in the financial statements:

			Committed assets		Amounts involved
Guaranty Creditor	Debtor name	Relationship	Guaranty	Type	12.31.2020	12.31.2019
					CLP (000’s)	CLP (000’s)
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,527,347	2,819,285
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	8,860,598	10,432,633
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	147,841,989	138,635,908
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	46,031,398	54,803,911
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	2,736,159	3,715,186
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,715,099	3,757,062
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	3,150	673,854
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	143,615	506,623

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

Interest Rate Risk

As of the closing date of these financial statements, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to six contracts for own issued Chilean local bonds at a fixed rate for UF 15.85 million denominated in UF (“UF”), debt indexed to inflation in Chile (Company sales are correlated with the UF variation), of which five of these Local Bonds have been redenominated through Cross Currency Swaps to Chilean Pesos (CLP).

On the other hand, there is also the Company’s indebtedness on the international market through two 144A/RegS Bonds at a fixed rate, one for USD 365 million, denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps, and another one for USD 300 million denominated in USD, and practically 100% of which has been re-denominated to Unidades de Fomento (UF) through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 283 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.	Sale Interruption

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

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b)	Financial investments

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

As of the closing date of these financial statements, the Company maintains a net investment of CLP 145,395,883 thousand. in Argentina, composed by the recognition of assets amounting to CLP 215,017,770 thousand and liabilities amounting to CLP 69,621,887 thousand. These investments accounted for 19.9% of the Company’s consolidated sales revenues

As of December 31, 2020, the Argentine peso appreciated by 32.4% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of CLP 239,096 thousand and a decrease in equity of CLP 5,148,794 thousand.

a.2	Investment in Brazil

As of the closing date of these financial statements, the Company maintains a net investment of CLP 231,787,304 thousand in Brazil, composed by the recognition of assets amounting to CLP 793,157,414 thousand and liabilities amounting to CLP 561,370,108 thousand. These investments accounted for 29.9% of the Company's consolidated sales revenues.

As of December 31, 2020, the Brazilian Real appreciated by 26.4% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of CLP 2,506,240 thousand and a decrease in equity of CLP 11,495,651 thousand.

a.3	Investment in Paraguay

As of the closing date of these financial statements, the Company maintains a net investment of CLP 232,163,091 thousand in Paraguay, composed by the recognition of assets amounting to CLP 270,899,700 thousand and liabilities amounting to CLP 38,736,609 thousand. These investments accounted for 7.9% of the Company's consolidated sales revenues.

As of December 31, 2020, the Paraguayan Guarani appreciated by 11.2% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of CLP 1,737,265 thousand and a decrease in equity of CLP 10,462,776.

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

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years, with interest calculated for each period:

	Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	775,684	849,879	81,111	81,111	4,081,333
Bonds payable (1)	72,133,209	11,977,274	12,498,126	272,549,586	628,943,928
Lease obligations	5,718,484	5,129,266	2,207,021	7,805,284	197,802
Contractual obligations	8,426,144	83,368,375	13,446,852	9,839,970	9,714,261
Total	87,053,521	101,324,794	28,233,110	290,275,951	642,937,324

(1)    Includes Mark-to-Market liability valuations for bond hedge derivatives

COVID-19-Related Risk

As a result of the impact that COVID-19 is having in different countries around the world, including its more recent outbreak in the countries where we operate, Coca-Cola Andina has taken measures necessary to protect its employees and to ensure the continuity of the Company’s operations.

Among the measures it has adopted to protect its employees are the following:

•	campaign to educate our employees on actions to be taken to avoid the spread of COVID-19;

•	sending home any employee that has been exposed to the virus;
•	implementation of additional cleaning protocols for our facilities;
•	modifying certain work practices and activities, keeping customer service:
-	home office has been implemented for those employees whose work can be performed remotely
-	domestic and international traveling has been canceled
•	providing personal protective equipment to all our employees who need to keep working at plants and distribution centers, as well as to truck drivers and assistants, including face masks and sanitizers.

Since mid-March, governments of the countries where the Company operates, have adopted several measures to reduce infection rates of COVID-19. Among these measures are, the closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a temporary restriction on workforce reductions. To date, none of our plants has had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the four countries where we operate, we have seen high volatility in our sales across channels. During the fourth quarter, in consolidated terms, we continue to see a reduction in our sales volumes on the on-premise channel (albeit to a lesser extent than in previous quarters), consisting mainly of restaurants and bars, which are already able to operate, but with capacity restrictions. We have also observed that volume grows again in supermarkets, albeit slightly and that the traditional and wholesale channels are the ones that continue to drive volume growth. Because the pandemic and the actions taken by governments are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our results of operations and financial results in the future.

Due to uncertainties regarding the COVID-19 pandemic and the above-mentioned government restrictions, including how long these conditions may persist, and the effects they will have on our sales volumes and our business in general, we cannot accurately predict the ultimate financial impact from these new trends. In any event, we estimate that we will not face liquidity constraints, or difficulties in complying with covenants under our debt instruments. We do not anticipate any significant provisions or impairments at this time. Finally, our investment plan for 2021 will return to precrisis levels, i.e. between approximately USD$ 160 – USD 180 million. Our investment plans are constantly monitored, and we cannot assure that we will completely fulfill it if there is a stronger flare-up of this health situation in the countries where we operate or for other unforeseen circumstance.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2020	01.01.2019	01.01.2018
Details	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Direct production costs	862,383,664	877,716,948	759,229,954
Payroll and employee benefits	252,337,262	273,123,010	266,966,841
Transportation and distribution	126,683,586	138,486,337	137,428,173
Advertising	6,917,300	27,113,322	17,345,951
Depreciation and amortization	110,920,517	111,087,284	99,594,446
Repairs and maintenance	25,971,485	30,528,180	28,120,098
Other expenses	73,455,798	83,188,784	138,860,648
Total (1)	1,458,669,612	1,541,243,865	1,447,546,111

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost,

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2020	01.01.2019	01.01.2018
Details	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	16,005	265,514	1,984,547
Recovery AFIP claim	-	-	232,617
Recovery PIS and COFINS credits (1)	6,744,341	40,281,550	-
Others	1,595,952	400,094	392,004
Total	8,356,298	40,947,158	2,609,168

(1)	See Note 6 for more information regarding recovery

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2020	01.01.2019	01.01.2018
Details	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Contingencies and non-operating fees	1,081,812	17,690,171	10,192,495
Tax on bank debits	3,367,615	4,356,973	4,653,929
Write-offs, disposal and loss of Property, plant and equipment	7,972,976	2,978,194	262,366
Others	5,007,853	1,157,509	948,973
Total	17.430.256	26,182,847	16,057,763

28 – FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)	Financial income
	01.01.2020	01.01.2019	01.01.2018
Detail	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Interest income	7,931,055	3,249,550	1,046,580
Guaranty restatement Ipiranga acquisition	7,674	27,219	-
Recovery PIS and COFINS credits (1)	5,124,810	39,780,620	-
Other financial income	1,882,340	2,098,402	2,893,664
Total	14,945,879	45,155,791	3,940,244
(1)	See Note 6 for more information regarding recovery

b)	Financial costs
	01.01.2020	01.01.2019	01.01.2018
Details	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
Bond interest	45,927,500	38,153,036	38,547,682
Bank loan interest	1,186,731	1,337,670	1,828,588
Other financial costs	7,658,606	6,718,314	14,638,390
Total	54,772,837	46,209,020	55,014,660

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2020	01.01.2019	01.01.2018
Details	12.31.2020	12.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$
(Losses) gains on ineffective portion of hedge derivatives	-	-	(2,707,802)
Other income and expenses	287	2,876	(57)
Total	287	2,876	(2,707,859)

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2020	12.31.2019
	ThCh$	ThCh$
Cash and cash equivalents	309,530,699	157,567,986
USD	21,332,268	16,733,249
EUR	223,449	9,722
CLP	201,936,140	78,420,966
BRL	49,528,425	46,189,977
ARS	14,821,502	3,830,199
PGY	21,688,915	12,383,873

Other current financial assets	140,304,853	347,278
CLP	139,449,882	275,407
BRL	10,171	13,498
ARS	844,800	16,575
PGY	-	41,798

Other current non-financial assets	13,374,381	16,188,965
USD	1,723,989	893,571
EUR	621,516	615,636
UF	493,546	410,203
CLP	1,900,762	5,642,901
BRL	1,300,995	1,738,793
ARS	6,052,294	3,918,728
PGY	1,281,279	2,969,133

Trade accounts and other accounts receivable	194,021,253	191,077,588
USD	901,930	1,431,079
EUR		-
UF	65,250	453,469
CLP	105,340,179	83,328,449
BRL	67,423,832	79,586,461
ARS	14,928,954	19,088,164
PGY	5,361,108	7,189,966

Accounts receivable related entities	11,875,408	10,835,768
USD		45,644
CLP	6,965,894	9,157,922
BRL	41,878	-
ARS	4,867,636	1,632,202

Inventories	127,972,650	147,641,224
USD	-	6,027,076
CLP	54,112,760	48,320,784
BRL	31,446,180	43,820,564
ARS	32,214,119	34,262,914
PGY	10,199,591	15,209,886

Current tax assets	218,472	9,815,294
CLP	218,472	9,815,294
BRL	-	-
ARS	-	-

Total current assets	797,297,716	533,474,103
USD	23,958,187	25,129,648
EUR	844,965	625,359
UF	558,796	863,672
CLP	509,924,089	234,962,693
BRL	149,751,481	171,349,293
ARS	73,729,305	62,748,782
PGY	38,530,893	37,794,656

NON-CURRENT ASSETS	12.31.2020	12.31.2019
	ThCh$	ThCh$
Other non-current financial assets.	162,013,278	110,784,311
UF	7,515,981	1,216,865
BRL	144,684,180	98,918,457
ARS	9,813,117	10,648,989

Other non-current non-financial assets	90,242,672	125,636,150
UF	338,014	318,533
CLP	47,530	47,531
BRL	88,001,852	122,922,979
ARS	1,825,631	2,223,600
PGY	29,645	123,507

Accounts receivable, non-current	73,862	523,769
UF	32,219	465,371
ARS	1,211	636
PGY	40,432	57,762

Accounts receivable related entities, non-current	138.346	283,118
CLP	138,346	283,118

Investments accounted for using the equity method	87.956.354	99,866,733
CLP	50,628,307	49,703,673
BRL	37,328,047	50,163,060

Intangible assets other than goodwill	604,514,165	675,075,375
USD	3,959,421	3,959,421
CLP	306,202,181	307,324,953
BRL	139,166,117	189,240,893
ARS	2,591,026	2,708,445
PGY	152,595,420	171,841,663

Goodwill	98,325,593	121,221,661
CLP	9,523,767	9,523,767
BRL	54,980,669	74,653,328
ARS	27,343,642	29,750,238
PGY	6,477,515	7,294,328

Property, plant and equipment	605,576,545	722,718,863
CLP	255,963,912	282,861,852
BRL	179,286,945	251,080,517
ARS	103,227,548	119,784,304
PGY	67,098,140	68,992,190

Deferred tax assets	1,925,869	1,364,340
CLP	1,925,869	1,364,340

Total non-current assets	1,650,766,684	1,857,474,320
USD	3,959,421	3,959,421
UF	7,886,214	2,000,769
CLP	624,429,912	651,109,234
BRL	643,447,810	786,979,234
ARS	144,802,175	165,116,212
PGY	226,241,152	248,309,450

	12.31.2020			12.31.2019
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, current	9,270,838	29,295,886	38,566,724	9,719,894	30,873,984	40,593,878
USD	72,655	6,704,245	6,776,900	55,388	3,147,441	3,202,829
UF	7,799,637	5,272,547	13,072,184	7,535,228	11,836,936	19,372,164
CLP	908,790	13,489,310	14,398,100	842,221	11,700,946	12,543,167
BRL	362,854	1,245,940	1,608,794	1,153,072	2,119,141	3,272,213
ARS	70,950	1,578,082	1,649,032	75,060	704,921	779,981
PGY	55,952	1,005,762	1,061,714	58,925	1,364,599	1,423,524

Trade accounts and other accounts payable, current	227,503,270	2,942,539	230,445,809	228,259,216	15,441,337	243,700,553
USD	8,972,065	-	8,972,065	10,049,567	-	10,049,567
EUR	1,622,411	-	1,622,411	2,024,156	-	2,024,156
UF	-	-	-	2,044,871	-	2,044,871
CLP	108,670,085	2,942,539	111,612,624	84,602,547	15,441,337	100,043,884
BRL	58,136,480	-	58,136,480	75,051,089	-	75,051,089
ARS	33,511,747	-	33,511,747	40,826,489	-	40,826,489
PGY	15,878,527	-	15,878,527	13,660,497	-	13,660,497
Other currencies	711,955	-	711,955	-	-	-

Accounts payable related entities, current	39,541,968	-	39,541,968	53,637,601	-	53,637,601
CLP	23,884,687	-	23,884,687	28,471,399	-	28,471,399
BRL	10,809,085	-	10,809,085	19,279,132	-	19,279,132
ARS	4,848,196	-	4,848,196	5,887,070	-	5,887,070

Other current provisions	805,842	529,495	1,335,337	1,637,799	431,185	2,068,984
CLP	805,842	494,748	1,300,590	1,637,799	427,697	2,065,496
PGY	-	34,747	34,747	-	3,488	3,488

Tax liabilities, current	4,590,876	4,237,723	8,828,599	3,097,223	3,665,044	6,762,267
CLP	173,771	3,414,859	3,588,630	896,975	-	896,975
BRL	4,249,909	-	4,249,909	2,107,381	-	2,107,381
ARS	167,196	439,641	606,837	92,867	3,446,054	3,538,921
PGY	-	383,223	383,223	-	218,990	218,990

Employee benefits current provisions	17,027,427	14,043,592	31,071,019	26,513,813	11,879,041	38,392,854
CLP	1,168,973	5,799,389	6,968,362	1,241,603	5,509,351	6,750,954
BRL	15,325,256	-	15,325,256	20,681,694	-	20,681,694
ARS	533,198	6,701,756	7,234,954	4,590,516	5,260,142	9,850,658
PGY	-	1,542,447	1,542,447	-	1,109,548	1,109,548

Other current non-financial liabilities	620,609	27,646,121	28,266,730	328,441	26,173,774	26,502,215
CLP	598,769	27,551,000	28,149,769	327,847	26,064,658	26,392,505
ARS	21,840	-	21,840	594	5,286	5,880
PGY	-	95,121	95,121	-	103,830	103,830

Total current liabilities	299,360,830	78,695,356	378,056,186	323,193,987	88,464,365	411,658,352
USD	9,044,720	6,704,245	15,748,965	10,104,955	3,147,441	13,252,396
EUR	1,622,411	-	1,622,411	2,024,156	-	2,024,156
UF	7,799,637	5,272,547	13,072,184	9,580,099	11,836,936	21,417,035
CLP	136,210,917	53,691,845	189,902,762	118,020,391	59,143,989	177,164,380
BRL	88,883,584	1,245,940	90,129,524	118,272,368	2,119,141	120,391,509
ARS	39,153,127	8,719,479	47,872,606	51,472,596	9,416,403	60,888,999
PGY	15,934,479	3,061,300	18,995,779	13,719,422	2,800,455	16,519,877
Other currencies	711,955	-	711,955	-	-	-

	12.31.2020				12.31.2019
NON-CURRENT LIABILITIES	More than 1 up to 3 years	More than 3 up to 5 years	More than 5 years	Total	More than 1 up to 3 years	More than 3 up to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	31,811,687	279,600,958	678,416,924	989,829,569	34,794,568	299,661,490	408,870,999	743,327,057
USD	366,652	259,746,604	207,280,189	467,393,445	509,366	271,700,335	-	272,209,701
UF	24,669,188	13,214,387	414,689,041	452,572,616	22,584,954	24,627,105	400,393,581	447,605,640
CLP	4,089,001	4,000,000	51,568,854	59,657,855	7,926,056	-	-	7,926,056
BRL	2,394,281	2,639,967	4,878,840	9,913,088	3,319,514	3,334,050	8,477,418	15,130,982
ARS	128,930	-	-	128,930	55,222	-	-	55,222
PGY	163,635	-	-	163,635	399,456	-	-	399,456

Accounts payable, non-current	295,279	-	-	295,279	619,587	-	-	619,587
CLP	293,176	-	-	293,176	618,509	-	-	618,509
ARS	2,103	-	-	2,103	1,078	-	-	1,078

Accounts payable related companies	10,790,089	-	-	10,790,089	19,777,812	-	-	19,777,812
BRL	10,790,089	-	-	10,790,089	19,777,812	-	-	19,777,812

Other non-current provisions	789,016	47,945,920	-	48,734,936	968,404	66,070,162	-	67,038,566
BRL	-	47,945,920	-	47,945,920	-	66,070,162	-	66,070,162
ARS	789,016	-	-	789,016	968,404	-	-	968,404

Deferred tax liabilities	10,677,151	38,508,424	104,483,972	153,669,547	12,834,788	49,848,536	106,766,423	169,449,747
UF	-	-	-	-	-	-	1,298,050	1,298,050
CLP	1,604,289	1,070,325	90,781,152	93,455,766	1,449,404	181,418	90,271,026	91,901,848
BRL	-	37,438,099	-	37,438,099	-	49,667,118	-	49,667,118
ARS	9,072,862	-	-	9,072,862	11,385,384	-	-	11,385,384
PGY	-	-	13,702,820	13,702,820	-	-	15,197,347	15,197,347

Employee benefits non-current provisions	911,873	145,165	12,578,520	13,635,558	1,114,051	148,954	8,910,349	10,173,354
CLP	378,733	145,165	12,578,520	13,102,418	461,587	148,954	8,910,349	9,520,890
ARS	-	-	-	-	88,090	-	-	88,090
PGY	533,140	-	-	533,140	564,374	-	-	564,374

Other non-financial liabilities	35,315	21,436,733	-	21,472,048	-	-	-	-
BRL	-	21,436,733	-	21,436,733	-	-	-	-
ARS	35,315	-	-	35,315	-	-	-	-

Income taxes payable, non-current	20,597	-	-	20,597	-	-	-	-
CLP	20,597	-	-	20,597	-	-	-	-

Total non-current liabilities	55,331,007	387,637,200	795,479,416	1,238,447,623	70,109,210	415,729,142	524,547,771	1,010,386,123
USD	366,652	259,746,604	207,280,189	467,393,445	509,366	271,700,335	-	272,209,701
UF	24,669,188	13,214,387	414,689,041	452,572,616	22,584,954	24,627,105	401,691,631	448,903,690
CLP	6,385,796	5,215,490	154,928,526	166,529,812	10,455,556	330,372	99,181,375	109,967,303
BRL	13,184,370	109,460,719	4,878,840	127,523,929	23,097,326	119,071,330	8,477,418	150,646,074
ARS	10,028,226	-	-	10,028,226	12,498,178	-	-	12,498,178
PGY	696,775	-	13,702,820	14,399,595	963,830	-	15,197,347	16,161,177

31 – SUBSEQUENT EVENTS

On February 17, 2021, the subsidiary Paraguay Refrescos S.A. along with the companies INPET S.A.E.C.A and CORESA. executed the Bylaws and Shareholders' Agreement for the incorporation of a company called "CIRCULAR- PET S.A." Each of the companies will hold a 33.3% ownership interest in the company's share capital.

The subscribed share capital of CIRCULAR- PET S.A. is CLP 4,326 million (PGY 42,000,000,000), where each shareholder at the incorporation act paid a share of CLP 1,030,000 (PGY 10,000,000), totaling a paid-up share capital of CLP 3,090,000 (PGY 30,000,000).

The principal activity of CIRCULAR-PET S.A. will be the manufacture and commercialization of recycled post-consumer PET resins, from the transformation of PET flakes. Participation in the company provides the Group with a fully integrated supply chain for its growing business of commercializing products in PET bottles and will ensure the supply of recycled resin under the best conditions for the coming years.

No other events have occurred after December 31, 2020 that may significantly affect the Company's consolidated financial situation.