Form 20-F
period 2021-12-31
ANDINA BOTTLING CO INC
filed 2022-04-27
CIK 925261

As filed with the Securities and Exchange Commission on April 27, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file number 001-13142

Embotelladora Andina S.A.

(Exact name of Registrant as specified in its charter)

Andina Bottling Company
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Miraflores 9153, 7th Floor Renca - Santiago, Chile
(Address of principal executive offices)

Paula Vicuña, Tel. (56-2) 2338-0520 E-mail: paula.vicuna@koandina.com Miraflores 9153, 7th Floor- Renca - Santiago, Chile
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

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

⌧ Yes ◻ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes ⌧ No

INTRODUCTION

Certain Definitions

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

●	the “Company,” “we,” “our,” “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;
●	“Andina Argentina” means our subsidiary, Embotelladora del Atlántico S.A., or EDASA;
●	“Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;
●	“AEASA” means our subsidiary, Andina Empaques Argentina S.A.;
●	“EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;
●	“PARESA” means our subsidiary, Paraguay Refrescos S.A.;
●	“Envases CMF” means our affiliate, Envases CMF S.A.;
●	“ECSA” means our subsidiary, Envases Central S.A.;
●	“Vital Jugos” means our subsidiary, VJ S.A., previously known as Vital S.A. and subsequently Vital Jugos S.A.;
●	“VASA” means our subsidiary, Vital Aguas S.A.;
●	“TAR” means our subsidiary, Transportes Andina Refrescos Ltda.;
●	“The Coca-Cola Company” means The Coca-Cola Company and its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil, and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina;
●	the “Chilean territory” means the regions of Antofagasta, Atacama, Coquimbo, Metropolitan Region of Santiago, Aysén and Magallanes and the Chilean Antartic and the provinces of Cachapoal and San Antonio;
●	the “Brazilian territory” means the greater part of the State of Rio de Janeiro, the totality of the State of Espírito Santo and parts of the state of São Paulo and the state of Minas Gerais;
●	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Santa Fe, Entre Ríos, La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego as well as the western part of the province of Buenos Aires; and
●	the “Paraguayan territory” means the country of Paraguay.

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

The Company’s consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

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

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2019, 2020 and 2021 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

●	First adoption of a hyperinflationary economy was in 2018: Losses and gains by correction of current non-monetary items the previous year were recorded in accumulated results as of January 1, 2018.
●	Statement of financial position (balance sheet): Non-monetary items are expressed in the current currency at the balance sheet date and translated to the presentation currency of the closing exchange rate. Losses and gains are included in net earnings (fiscal year income).
●	Income statement: Income statement items are expressed in the current currency unit at the end of the reporting period, using the variation of the general price index from the date on which the expenses and revenues were accrued, and translated to the presentation currency at closing exchange rate.
●	Cash flow statement: Cash flow statement items are expressed in the current currency unit at the end of the reporting period and translated to the presentation currency at closing exchange rate.

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

Forward-Looking Statements

This annual report includes forward looking statements, principally under the captions “Item 4. Information on the Company—Part B. Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Examples of such forward-looking statements include:

●	statements of our plans, objectives or goals, including those related to anticipated trends, competition or regulation;
●	statements about our future economic performance and that of Chile or other countries in which we operate;
●	statements about our exposure to market risks, including interest rate risks, foreign exchange risk and equity price risk; and
●	statements of assumptions underlying such statements.

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

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially and adversely from those expressed in our forward-looking statements:

●	changes in general economic, business, political or other conditions in the regions where we operate;
●	the impact of the ongoing COVID-19 pandemic and government measures aimed at limiting the spread of the virus;
●	changes in the legal and regulatory framework of the beverage sector in the regions where we operate;
●	the monetary and interest rate policies of the central banks of the countries in which we operate;
●	unanticipated movements or volatility in interest rates, foreign exchange rates, inflation, equity prices or other rates or prices;
●	changes in taxes;
●	our inability to hedge certain risks economically;
●	potential effects of weather conditions, earthquakes, tsunamis or other natural disasters;
●	the outcome of litigation against us;
●	the nature and extent of competition in the beverage industry in Latin America and the effect of competition on the prices we are able to charge for our products;
●	volatility and fluctuations in demand for our products and the effect of such changes on the volume that we are able to sell and the price that we are able to charge for our products;
●	capital and credit market conditions, including the availability of credit changes in interest rates;
●	delays in the development of our projects, changes to our investment plans, due to changes in demand, authorizations, etc.; and
●	the factors described under “Risk Factors.”

The forward-looking statements contained in this document speak only as of the date of this annual report, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless required by law.

Market Data

We have computed the information contained in this annual report regarding annual volume and per capita growth rates and levels, and market share, product segment, and population data in our bottling territories, based upon accumulated statistics developed by us. Market share information presented with respect to soft drinks, juices, waters and beer is based on data supplied by A.C. Nielsen Company. For market share information, A.C. Nielsen Company changed the methodology and sample in Argentina, Chile and Paraguay, therefore figures presented may not be fully comparable to those of previous periods in these countries.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.[Reserved]

The selected financial data previously required by Item 3.A of Form 20-F has been omitted in reliance on SEC Release No. 33-10890, Management’s Discussion and Analysis, Selected Financial Data and Supplementary Financial Information.

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS

Summary of Risk Factors

The following summarizes some, but not all, of the principal risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this annual report on Form 20-F for a detailed description of these and other risks.

●	We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations; and changes in this relationship may adversely affect our business.
●	The beverage business environment is changing rapidly, including as a result of epidemic diseases such as the recent outbreak of the COVID-19 pandemic, and increased health and environmental concerns, and if we do not address evolving consumer product and shopping preferences, our business could suffer.
●	Increased concern about the health effects of sugar and other sweeteners in beverages could result in changes to the beverage business.
●	Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.
●	If our raw material costs increase, including as a result of U.S. dollar/local currency exchange risk and price volatility, our profitability may be affected.
●	Instability in the supply of utility services and oil prices may adversely impact our results of operations.
●	Water scarcity and poor water quality could adversely impact our production costs and capacity.
●	Significant additional labeling or warning requirements may inhibit sales of our products.
●	Our business may be adversely affected if we are unable to maintain brand image and product quality.
●	Trademark infringement could adversely impact our beverage business.

●	Weather conditions or natural disasters may adversely affect our business.
●	Our business is subject to risks arising from the ongoing COVID-19 pandemic.
●	If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.
●	Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect our financial performance.
●	Our business may be adversely affected if we fail to renew collective bargaining labor agreements on satisfactory terms or experience strikes or other labor unrest.
●	Our business is subject to regulation, which is complex and subject to change.
●	Our business is subject to increasing environmental regulation, which may result in increases in our operating costs or adverse changes in consumer demand.
●	The countries in which we operate may adopt new tax laws or modify existing laws to increase taxes applicable to our business or reduce existing tax incentives.
●	A devaluation of the currencies of the countries where we have our operations, with regard to the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos.
●	The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity.

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

The Coca-Cola Company has substantial influence on the conduct of our business. The interests of The Coca-Cola Company may be different from the interests of our other shareholders. 65% and 61% of our net sales for 2020 and 2021, respectively, were derived from the distribution of soft drinks under The Coca-Cola Company trademarks, while 18% and 18% of our net sales for 2020 and 2021, respectively, were derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. In addition, The Coca-Cola Company currently owns, directly or through its subsidiaries, 14.65% of our Series A shares (representing 7.33% of our total shares) and benefits from certain rights under a shareholders’ agreement. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and The Coca-Cola Company. The Coca-Cola Company has the ability to exert a substantial influence on the business of the Company through its rights under the bottler agreements. According to the bottler agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola concentrate that they sell to us. The Coca-Cola Company may in the future increase the price we pay for the concentrate, increasing our costs. The Coca-Cola Company also monitors our prices and has the right to review and approve our marketing, operating and advertising plans. These factors may impact our profit margins, which could adversely affect our net income and results of operations.

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

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We currently are party to four bottler agreements: one agreement for Chile, which expires in January 2023, one agreement for Brazil, which expires in October 2022, one agreement for Argentina, which expires in September 2022, and one agreement for Paraguay, which is currently under renewal. We cannot provide any assurance that our bottler agreements will be maintained or renewed upon their termination. Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would prevent us from selling Coca-Cola trademark beverages in the affected territory, which would have a material adverse effect on our business, financial condition and results of operation.

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

The beverage business environment is changing rapidly, including as a result of epidemic diseases such as the COVID-19 pandemic, and increased health and environmental concerns, and if we do not address evolving consumer product and shopping preferences, our business could suffer.

The beverage business environment in our territories is dynamic and constantly evolving rapidly as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations and obesity concerns, shifting consumer preferences and needs; changes in consumer lifestyles, especially as affected by the COVID-19 pandemic; concerns regarding location of origin or source of ingredients and raw materials, and the environmental and sustainability impact of the product manufacturing process; consumer shopping patterns that are changing with the digital revolution; consumer emphasis on transparency related to our products and packaging; and competitive product and pricing pressures. While we have been offering our products through online platforms and websites, if we do not adapt our product offer to the needs of our customers and changes in their lifestyles, our business could be affected. Also, while we have reduced the amounts of sugar in multiple beverages across our portfolio and increased availability of low or no-calorie soft drinks, if we are unable to successfully adapt in this environment, our participation in the sales of beverages and financial results in general would be negatively affected.

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

We purchase our raw materials from both domestic and international suppliers, some of which must be approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Because the prices of our main raw materials –except for concentrate– are denominated in U.S. dollars, we are subject to local currency risk with respect to each of our operations. If any of the Chilean peso, Brazilian real, Argentine peso, or Paraguayan guaraní were to depreciate significantly against the U.S. dollar, the cost of certain raw materials in our respective territories could rise significantly, which could have an adverse effect on our financial condition and results of operations. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future. Additionally, some raw material prices are subject to high volatility, which could also have a material adverse effect on our profitability. The supply or cost of specific raw materials could be adversely affected by domestic or global price changes, strikes, weather conditions, taxes, governmental controls, the COVID-19 pandemic or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our financial performance.

Instability in the supply of utility services and oil prices may adversely impact our results of operations.

Our operations depend on a stable supply of utilities and fuel in the countries where we operate. Electrical power outages could lead to increased energy prices and possible service interruptions. We cannot assure you that in the future we will not experience energy interruptions that could materially and adversely affect our business. In addition, a significant increase in energy prices would raise our costs, which could materially impact our results of operations. Fluctuations in oil prices have adversely affected our cost of energy and transportation in the regions where we operate, and we expect that they will continue to do so in the future. Recently, global fuel prices have increased significantly as a result of Russia’s invasion of Ukraine. We cannot assure you that fuel prices will not increase in the future, and that such an increase would not have a significant effect on our financial performance.

Water scarcity, poor water quality and energy shortages could adversely impact our production costs and capacity.

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

Some of the countries in which we operate have experienced prolonged periods of drought. For example, in Brazil we have experienced periods of drought and water quality problems, all of which may directly affect the standard of our products and production costs, especially if water treatment ends up being necessary. In the event that these drought periods continue and are prolonged over time, the costs of our operations could be significantly affected due to water scarcity and consequent power shortages. Similarly, in the event that a drought situation worsens, the authorities could be forced to issue new laws and regulations that could limit or restrict the sale of our products, which could adversely affect our financial results.

We also anticipate future discussions on new regulations in Chile and other countries where we operate relating to future ownership of water resources, including possible nationalization, and stricter controls on water usage. In Chile particularly, discussions are beginning to take place relating to the framework on ownership of water resources. In the event that these discussions lead to relevant changes in regulations regarding the ownership or use of water resources, the costs of our operation could be significantly affected.

We cannot assure you that water will be available in sufficient quantities and/or quality to meet our future production needs or will prove sufficient to meet our current water supply needs.

Climate change and legal or regulatory responses thereto may have an adverse impact on our business.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, and corn which are important sources of ingredients for our products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our beverage products. The effects of climate change and legal or regulatory initiatives to address climate change could have an adverse impact on our business.

Our ability to achieve our environmental, social and governance goals are subject to risks, many of which are outside of our control, and our reputation and brands could be harmed if we fail to meet such goals.

Companies across all industries are facing increasing scrutiny from stakeholders related to environmental, social and governance (“ESG”) matters, including practices and disclosures related to environmental stewardship; social responsibility; diversity, equity and inclusion; and workplace rights. Our ability to achieve our ESG goals and objectives and to accurately and transparently report our progress presents numerous operational, financial, legal and other risks. If we are unable to meet our ESG goals or evolving stakeholder expectations and industry standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation, and therefore our ability to sell products, could be negatively impacted.

In addition, in recent years, investor advocacy groups and certain institutional investors have placed increasing importance on ESG matters. If, as a result of their assessment of our ESG practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our Company.

Significant additional labeling or warning requirements may inhibit sales of our products.

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products. The Chilean Congress passed Law No. 20,606 with respect to labeling of certain consumer products, including soft drinks and bottled juices and waters such as ours. The law became effective in June 2016 and its implementation has been carried out in stages, with labeling requirements becoming progressively stricter in June 2018 and June 2019. Furthermore, in Argentina, on November 12, 2021, the “Healthy Nutrition Law” (Law No. 27642), known as the “Food Labelling Law,” was published and became effective on November 21, 2021. This law mandates the display of warning labels on food and beverages containing an excess of critical ingredients shall bear the following warning labels: “excess of sugar,” “excess of sodium,” “excess of saturated fats” and “excess of total fats.”  Cautionary warnings on food and beverages containing artificial sweeteners and caffeine are required to read as follows: “Contains artificial sweeteners. Not recommendable for children” and “Contains caffeine. Avoid child consumption.” The regulation implementing this law was approved and published on March 23, 2022. We cannot predict at this time whether these requirements will have an impact on our sales in Argentina. Given the uncertainty surrounding the interpretation of the law, we may occasionally be subject to costs and penalties associated with non-compliance, which are difficult to predict. Also, these requirements may adversely affect sales of our products and our results of operations.

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

The outbreak of the Coronavirus 2019 (COVID-19), which was declared by the World Health Organization to be a “public health emergency of international concern”, has spread across most of the world. Countries around the world have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay-at-home advisories and orders, implementing quarantines and similar actions. The impact to date of the COVID-19 pandemic on global economic conditions has significantly increased economic uncertainty and is likely to have caused a global recession. We cannot predict how long the COVID-19 pandemic will continue or how long current or future governments’ restrictions will remain in place. Furthermore, even if the outbreaks of COVID-19 subside, we cannot predict whether subsequent outbreaks, including from new variants of the virus, will reoccur, or whether governments will implement longer-term measures that continue to affect industries.

Given uncertainties regarding the impact of the COVID-19 pandemic, we cannot predict accurately the extent to which the COVID-19 outbreak could affect our business and results of operations. COVID-19 poses the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Additionally, we may experience raw material supply disruptions due to COVID-19 restrictions. While our operations have not been materially disrupted to date, the COVID-19 pandemic and government measures taken to contain the spread of the virus could disrupt our supply chain and the manufacture or shipment of our products, and adversely impact our business or results of operations.

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

The COVID-19 pandemic and government measures could in the future adversely affect our business and results of operations, potentially materially. In addition, an outbreak of other epidemics in the future, such as the bird flu, influenza, SARS, the Ebola virus and the Zika virus or any other unknown disease, could also result in a similar impact.

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

We are in the process of analyzing the adequacy of our information technology systems and installing new and upgrading existing information technology systems in order to achieve industry standard levels of protection for the Company’s data and business processes against risk of data security breach and cyber-attack. We are working to strengthen the integrity of our data network and expect this process to continue over the coming years. Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. Nevertheless, as cyber threats evolve, change and become more difficult to detect and successfully defend against, one or more cyber-attacks might defeat our or a third-party service provider’s security measures in the future and obtain the personal information of customers or employees. Employee error or other irregularities may also defeat of security measures and result in a breach of information systems. Because information systems are critical to many of the Company’s operating activities, our business may be impacted by system shutdowns, service disruptions or cybersecurity incidents. These incidents may be caused by failures during routine operations such as system upgrades or by user errors, as well as network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by hackers, criminal groups or nation-state organizations (which may include social engineering, business email compromise, cyber extortion, denial of service, or attempts to exploit vulnerabilities), geopolitical events, natural disasters, failures or impairments of telecommunications networks, or other catastrophic events. If our information systems or third-party information systems on which we rely suffer severe damage, disruption or shutdown and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience delays in reporting our results, and we may lose revenue and profits as a result of our inability to timely manufacture, distribute, invoice and collect payments for finished products.

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

If we fail to comply with personal data protection and privacy laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.

In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), primarily employees, former employees and consumers with whom we interact. As a result, we are subject to laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. These laws impose operational requirements for companies receiving or processing personal data, and many provide for significant penalties for noncompliance. Also, new standards or regulations over data security or the handling of personal information, in the countries where we operate, may increase our costs in order to comply with those potential regulations and have required and may in the future require costly changes to our business practices and information security systems, policies, procedures and practices.

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

Our business is subject to regulation, which is complex and subject to change.

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

In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. In Chile, in August 2021, Law No. 21,368 was enacted, establishing limits on the generation of disposable products and regulating the use of plastics. Among the requirements imposed by this new law is the obligation to include a percentage of plastic collected and recycled in the country in disposable plastic bottles. This percentage cannot be less than 15% by 2025, reaching 70% by 2060. In addition, beverage sellers are required to offer beverages in returnable bottles and to receive these containers from consumers. Additionally, Law No. 20,920 passed in 2016, sets the framework for waste management, the extended liability of the producer and the promotion of recycling, which aims to reduce waste generation and encourage reuse, recycling and other types of valorization, in order to protect people’s health and the environment.

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

For example, in Chile, in 2014, Law No. 20,780 was enacted which was subsequently amended by Law No. 20,899, in 2016 (the “Tax Reform”). The Tax Reform introduced a new tax regime for corporations, the Semi-Integrated Regime established in article 14(B) of the Chilean Income Law, increasing the tax burden, among other changes. For companies such as Andina, the latest reform introduced in Chile (by Law 21.210 of February 2020) maintains corporate tax and withholding tax rates on dividends. In addition, the newly elected government of Mr. Gabriel Boric has made tax reform one of its priorities in order to have resources to finance changes promised during election campaign, aiming to increase tax revenues by 5.0% of Chile’s GDP in 4 years and up to 8.0% within an 8-year period. The reform may include a change to a non-integrated tax system, which would mean that taxes paid at the corporate level may not be used as credit for taxes to be paid at the personal level, potentially affecting the effective returns for our shareholders.

In Argentina, in June 2021, a new tax reform (Law 27,630) was enacted. Under this new tax reform, which became effective for the 2021 fiscal period, the income tax rate is the following: (i) for companies with accumulated net earnings of up to AR$5,000,000 (most of the small and medium size companies), the income tax rate will be 25%; (ii) for companies with accumulated net earnings between AR$5,000,000 and AR$50,000,000, a fixed tax of AR$1,250,000 plus a 30% tax rate over the excess from AR$5,000,000; and (iii) for companies with accumulated net earnings over AR$50,000,000 (which is the case for the Company), a fixed tax of AR$14,750,000 plus a 35% tax rate over the excess from AR$50,000,000. The most important consequence for the Company is the increase in the applicable income tax rate from 30% to 35%. Additionally, the Company has to pay income tax on dividends, the rate for which has remained at 7%. In relation to the gross income tax (so-called “tax over gross revenues”), in 2019 there was a 0.5% average reduction in the gross income tax rate for industrial activity in provinces of Argentina where Andina has no productive plants, while the 0.5% reduction planned for 2020 was suspended and has remained suspended during 2021. Municipal rates in 2021, and so far as of the date of this annual report, remain unchanged, with few insignificant exceptions. Andina Argentina enjoys the benefit of a zero-tax rate on gross income in the province of Córdoba until 2030 under a new industrial promotion granted on August 31, 2020.

For further information, see also “Risks Relating to Brazil – Changes in tax laws may increase our tax burden and reduce tax incentives and, as a result, negatively affect our profitability.”

Brazilian tax proceedings may result in a significant tax liability.

Our subsidiary Rio de Janeiro Refrescos Ltda. is party in several tax proceedings in which the Brazilian federal tax authorities argue the alleged existence of liabilities associated with value added tax on industrialized products for an approximate total amount of R$2.775 billion (equivalent to approximately US$493.78 million). These proceedings are at different administrative as well as judicial procedural stages. We disagree with the Brazilian tax authorities’ position and believe that Rio de Janeiro Refrescos Ltda. is entitled to claim Imposto sobre Produtos Industrializados (IPI) tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that Rio de Janeiro Refrescos Ltda.’s likelihood of loss in most of these proceedings is classified as possible or remote. Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is difficult to predict their final resolution or any other negative repercussions from this dispute with the Brazilian tax authorities to The Coca-Cola Company or its bottling companies in Brazil, including our Brazilian subsidiaries.

The termination of the distribution agreement for Heineken and Amstel beers, and its replacement by the new distribution agreement for Eisenbahn, Tiger, Sol Premium, Kaiser and Bavaria beers, could adversely affect our results of operations.

On September 1, 2021, the distribution agreement under which our subsidiary Rio de Janeiro Refrescos Ltda commercialized and distributed Heineken and Amstel branded beers, among others, within its franchise territories in Brazil, was terminated. On the same date, our subsidiary Rio de Janeiro Refrescos Ltda and Heineken agreed to a new distribution agreement, pursuant to which Rio de Janeiro Refrescos Ltda markets and distributes Eisenbahn and Tiger branded beers, and continues to market and distribute Sol Premium, Kaiser and Bavaria branded beers, within its franchise territories in Brazil.

We cannot assure you that the results of this new distribution agreement will match the results of the prior distribution agreement for Heineken and Amstel brand beers. If not, Andina Brazil’s financial results could be significantly negatively affected.

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

The Company reports its results in Chilean pesos, while a large part of its revenues comes from countries that use other currencies. During 2020 and 2021, 34% and 24% of the Company’s net sales were generated in Brazil, 19% and 24% in Argentina, and 9% and 8% in Paraguay. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results and financial condition of the Company, which are reported in Chilean pesos.

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

Geopolitical and other challenges and uncertainties globally could have a material adverse effect on the global economy and our business

In addition to the significant macroeconomic challenges posed by the COVID-19 pandemic, which led to a fall in GDP in 2020 in all of the countries where we operate, we could be exposed to experience negative impacts to our businesses, financial condition and results of operations as a result of geopolitical and other challenges and uncertainties globally. Currently, the world economy is facing several exceptional challenges.

Escalating tensions between Russia and Ukraine and massive military actions between Russia and Ukraine could adversely impact macroeconomic conditions, leading to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth. The EU, UK, U.S. and other governments have imposed significant sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and, although we do not have direct exposure to Ukraine and Russia, they could adversely affect our business, financial condition and results of operations.

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, and the rise of populism and tensions in South America and Middle East. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

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

Our operations in Chile represented 47.8% and 46.3% of our assets as of December 31, 2020 and December 31, 2021, respectively, and 38.0% and 44.0% of our net sales for 2020 and 2021, respectively. Accordingly, our business, financial condition, and results of operations depend, to a considerable extent, upon economic conditions in Chile.

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

According to data published by the Central Bank, the Chilean economy grew at a rate of 1.1% in 2019, in 2020 it contracted by 5.8% and in 2021 it grew by 11.7%, reflecting higher spending especially in private consumption and investments in machinery and equipment. According to the Central Bank, for 2022 and 2023, the economy is projected to grow between 1.5% and 2.5%, and between 0.0% and 1.0%, respectively, showing a significant slowing of growth with respect to previous periods mainly due to a decrease in consumption levels driven by the end of massive programs of fiscal transfers to households. Thus, private consumption is expected to fall 0.2% in 2022 and 1.5% in 2023. Our financial condition and results of operations could also be adversely affected by changes over which we have no control, including, without limitation:

●	political or economic developments in or affecting Chile;
●	the economic or other policies of the Chilean government, which has a substantial influence over many aspects of the private sector;
●	tax rates and policies;
●	regulatory changes or administrative practices of Chilean authorities;
●	energy or water shortages or rationalization;
●	the Chilean constitutional process, and the impact of a new Chilean Constitution, if approved;
●	government restrictions in response to the COVID-19 pandemic and authorities, capacity to keep the pandemic under control;
●	inflation and governmental policies to combat inflation;
●	currency exchange movements; and
●	global and regional economic conditions.

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

Currently, Chile is in a period of uncertainty generated by political, economic and health factors. Beginning in October 2019, widespread protests have taken place in Chile. This began with the government’s announcement of an increase in subway fares in Santiago and quickly grew into broader unrest over economic inequality in the country. Demonstrations spread across the country and resulted in violent and, sometimes, fatal acts, as well as significant damage to public and private property. While to date the riots and protests described above have decreased in intensity and frequency, they are not completely over.

The Congress of Chile, as a measure to address the protests, agreed to submit to the general public the approval of a potential reform to the Constitution. In October 2020, Chile held a referendum whereby nearly 80% of voters opted to replace the Constitution and to have a new constitution drafted by a special constitutional convention comprised of 155 citizens to be elected in April 2021 solely for that task. Upon its drafting and approval by two-thirds of the constitutional convention’s members, the final draft of the new constitution will be submitted to a further public referendum expected to be held during July 2022 for its approval or rejection by absolute majority vote. This convention will be responsible for proposing a new political and economic system, establishing social rights and defining political and participation and governing methods in the country, among other proposals.

We cannot predict the extent to which the economy of Chile will be affected by the political discussion regarding the new constitution, nor can we predict if government policies will have a negative impact on the Chilean economy. Changes in government policies may include higher tax rates and other changes in laws and policies that could result in a less favorable environment for private businesses. Thus, the long-term effects of the new constitution are hard to predict, but could include slower economic growth and higher taxes, which could adversely affect our business, financial condition and results of operation.

Political developments in Chile could result in instability.

In December 2021, Chile elected a new President, Mr. Gabriel Boric, who took office on March 11, 2022. This will be the first time that a representative of the Apruebo Dignidad coalition (made up of several political parties from Chilean center and left wing) assumes the executive power, through the appointment of his cabinet members, the coalition has enlarged to include the Socialist party, and the Partido por la Democracia, former members of the Concertación coalition, who had won 5 elections for president between 1989 and 2014. In addition, a new Congress was elected in November 2021, resulting in the Chamber of Deputies having a 44% representation from right-wing candidates, 5% independents, and the remaining 51% from center and left-wing candidates (24% of total deputies belong to Apruebo Dignidad). In the case of the Senate, 50% will be represented by right-wing politics, and 50% from left-wing parties (10% of the Senate will belong to the next ruling collation).

In this context, Chile has more balanced Congress in terms of political representation, and as a result the probability of having extreme reforms seems more limited. However, we cannot assure you that measures taken by the new government impacting private investment, such as higher taxation, will not be implemented, and we cannot assure you whether the newly-elected Chilean government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability. Further, there can be no assurance that future developments in or affecting the Chilean political landscape, including economic, social or political instability in Chile, will not materially and adversely affect our business, financial condition or results of operations.

The Chilean peso is subject to depreciation and volatility, which could adversely affect our business.

The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. The main drivers of exchange rate volatility in past years were the significant fluctuations of commodity prices, as well as general uncertainty and trade imbalances in the global markets. The Chilean peso depreciated by 8% during 2019, appreciated by 5% in 2020 and in 2021 the Chilean peso depreciates 19%, compared to the previous year’s closing exchange rate of the U.S. dollar in nominal terms.

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

Although Chilean inflation has remained relatively stable in recent years, Chile has experienced significant levels of inflation in the past. The rates of inflation in Chile, which in 2019, 2020 and 2021 were 3.0%, 3.0% and 7.2%, respectively. As part of the COVID-19 economic and financial aid package promulgated by the Chilean Congress, since July 30, 2020, three laws (Law No. 21,248; Law No. 21,295; and Law No. 21,330) have been passed to allow affiliates of the private pension system governed by Decree Law No. 3,500, to withdraw funds (up to 10% each time, subject to certain limitations) from their personal pension funds accounts. These withdrawals have had an effect on the increase in consumption and as a consequence the inflation in the country increase 7.2% in 2021 and is projected that this index would remain at similar levels during 2022. As a measure to control inflation, the Central Bank made recurrent increases in the Monetary Policy Rate ranging from 0.5% to 4% during 2021, aiming to achieve a significant decrease in spending and investments is expected, especially in areas such as housing construction due to the significant increase in mortgage rates.

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

Our operations in Brazil represented 32.4% and 30.7% of our assets as of December 31, 2020 and 2021, respectively, and 34.2% and 24.3% of our net sales for 2020 and 2021, respectively. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, developments in economic conditions in Brazil, and measures taken by the Brazilian government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

The Brazilian economy has historically been characterized by unstable economic cycles and interventions by the Brazilian government. Brazilian GDP grew by 1.4% in 2019, contracted by 4.1% in 2020 and grew by 4.57% in 2021 according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica). The Brazilian government has often changed monetary, taxation and other policies to influence the course of Brazil’s economy. Our business, results of operations and financial condition may be adversely affected by, among others, the following factors:

●	expansion or contraction of the Brazilian economy;
●	exchange rate fluctuations;
●	high inflation rates;
●	changes in fiscal or tax policies;
●	changes in monetary policy, including an increase in interest rates;
●	exchange control policies and restrictions on remittances abroad;
●	investment levels;
●	liquidity of domestic capital and credit markets;
●	employment levels and labor and social security regulations;
●	energy or water shortages or rationalization;
●	changes in environmental regulation;
●	government restrictions in response to the COVID-19 pandemic and the capacity of authorities to keep the pandemic under control;
●	social and political instability;

●	uncertainty related to the 2022 Brazilian presidential election; and
●	other developments in or affecting Brazil.

The Brazilian economy is also affected by international economic and market conditions in general, especially economic and market conditions in the United States, the European Union and China.

Historically volatile political, social and economic conditions in Brazil could adversely affect our business and results of operations.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration.

Jair Bolsonaro was elected as the President of Brazil in October 2018. A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s fiscal condition and budget, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations. It is also expected that during 2022, Brazil will experience greater economic volatility as a result of the presidential elections which are scheduled to take place in the second half of the year.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil.

Brazil has historically experienced high rates of inflation, including periods of hyperinflation before 1995. Several measures have been implemented by the Brazilian government in an effort to curb rising inflation, but we cannot predict whether these policies will be effective. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), Brazilian annual rates of inflation for consumer prices were 4.3% in 2019, 4.5% in 2020 and 10.1% in 2021.

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

The Brazilian currency has been subject to significant fluctuations over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange market and floating exchange rate systems. Although long-term devaluation of the real is generally related to the rate of inflation in Brazil, the devaluation of the real over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. The Brazilian real depreciated 4%, 29% and 7% during 2019, 2020 and 2021, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar in nominal terms.

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
(9)	8% IPI rate from February 2021 to February 2022; and

(10) 6% IPI rate from February 2022 onwards.

Any further reductions of the IPI may adversely affect our financial condition and results of operations.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

Our operations in Argentina represented 8.8% and 11.3% of our assets as of December 31, 2020 and December 31, 2021, respectively, and 18.8% and 24.2% of our net sales for 2020 and 2021, respectively. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. According to the National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, or “INDEC”), Argentine GDP in real terms, contracted by 2.0% in 2019 and 9.9% in 2020, compared to the previous year according to the INDEC. GDP in 2021 grew by an estimate of 10.8% according to the INDEC (considering the variation of the first three quarters 2021 vs 2020, the information available at the date of this annual report).

Argentine economic conditions are dependent on a variety of factors, including the following:

●	domestic production, international demand and prices for Argentina’s principal commodity exports;
●	the competitiveness and efficiency of domestic industries and services;
●	the stability and competitiveness of the Argentine peso against foreign currencies;
●	the rate of inflation;
●	the government’s fiscal deficits;
●	the government’s public debt levels;
●	government restrictions in response to the COVID-19 pandemic and the capacity of authorities to keep the pandemic under control;
●	foreign and domestic investment and financing; and
●	governmental policies and the legal and regulatory environment.

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

Argentina has experienced high levels of inflation in recent decades. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Argentina continues to face high inflationary pressures. In 2018, the INDEC registered a variation in the CPI of 47.6% and an increase in WPI of 73.5%. In 2019, the INDEC registered an increase in CPI of 53.8%, while the WPI increased 58.5%. In 2020, the INDEC registered an increase in the consumer price index (índice de precios al consumidor or “CPI”) of 36.1%, while the wholesale price index (índice de precios internos al por mayor or “WPI”) increased 35.4%. In 2021, the INDEC recorded a CPI increase of 50.9%, while WPI increased 51.3%.

During 2019, 2020 and 2021, Argentina met the criteria to be considered a hyperinflationary economy as provided by IAS 29 guidelines, which include, among other characteristics, a cumulative inflation rate over three years that approaches or exceeds 100%. Accordingly, IAS 29 must be applied for financial statements for fiscal years ending on or after July 1, 2018. IAS 29 requires non-monetary assets and liabilities, shareholders’ equity and comprehensive income to be restated in terms of a measuring unit current at the period end. IAS 29 also requires the use of a general price index to reflect changes in purchasing power. As a result, since July 2018, we began to apply IAS 29 in the preparation of our financial statements and report the results of our operations in Argentina as if this economy were hyperinflationary from January 1, 2018. In addition, by application of IAS 29, we had to translate figures in Argentine pesos to Chilean pesos using the period closing exchange rate (and not the average exchange rate), thus reducing our results of operations and net earnings. We cannot predict for how long Argentina will be considered a hyperinflationary economy and we will have to apply IAS 29 to the preparation of our financial statements.

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

In 2019, 2020 and 2021, the Argentine peso depreciated 59%, 41% and 22%, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar. A significant part of the raw materials used by the company in Argentina are in U.S. dollars, so a devaluation of the Argentine peso against the U.S. dollar can affect our costs and margins in a significant way.

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

In September 2019, in a response to the weakening of the Argentine peso following the results of the primary elections, the Argentine government temporarily reinstated certain exchange restrictions. The new controls apply with respect to access to the foreign exchange market by residents (both companies and natural persons) for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, the payment of imports of goods and services, and the obligation to repatriate and settle for Argentine pesos the proceeds from exports of goods and services, among others. Under current Argentine law, we are restricted from accessing the official foreign exchange market to make dividend payments to us from our Argentine subsidiaries without prior approval from the Argentine Central Bank.

The Argentine government could maintain or impose new exchange control regulations, restrictions and adopt other measures to prevent capital flight or significant depreciation of the peso, which could limit access to international capital markets, adversely affecting Argentina’s economy, and further impair our ability to declare and distribute dividends from our Argentine subsidiaries.

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

Between December 2019 and September 2020, the Argentine government agreed restrictions to its sovereign debt with international and local bondholders. In August and September 2020, the Argentine government restructured its sovereign bonds debt under foreign law in the amount of US$67 billion and under local law in the amount of US$45 billion, in both cases with an acceptance level of over 99%. The Ministry of Economy is currently renegotiating the agreement with the International Monetary Fund after extending part of a US$57 billion bailout program agreed with the previous Administration. Argentina owes US$44 billion to the IMF since the Argentine government did not accept US$13 billion. As a result, the rating agency Fitch rates Argentina’s credit risk at “CCC” and Standard & Poor’s at “CCC+”.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees. On December 23, 2019, the Argentine government passed a law granting emergency powers to the executive branch which, among others, include the ability to mandate increases to private sector wages. Due to persistent high levels of inflation, labor organizations regularly demand significant wage increases. In 2019, 2020 and 2021 the increase in the federally-mandated minimum wage was 48%, 22% and 55%, respectively, and for these same years the market average salary increase for workers was 48%, 38% and 48%, respectively. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. Due to high levels of inflation, both public and private sector employers continue to experience significant pressure to further increase salaries.

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

The Argentine government has from time to time established price controls on consumer products. To the extent that the price of our products in Argentina are restricted by government imposed price controls the results of our Argentine operations may be materially affected. As of 2020, with the change of administration, the Argentine government re-established its Precios Cuidados price-watch program with new products including 93 new items from different categories of the mass consumption basket with price revisions on a quarterly basis or every four months. In March 2020, with the implementation of the COVID-19 pandemic health measures, through a resolution issued by the Secretariat of Commerce presidential decree and in parallel to the current Precios Cuidados price-watch program, the Maximum Reference Prices program was created, freezing prices of 2,300 products from 50 basic consumer categories (in force for hypermarkets, supermarkets, mom & pops, self-service, mini markets and wholesale supermarkets and their respective products suppliers throughout the country). Price increases for the products involved in the new program were subsequently authorized in July and October. In line with price control policies, in March 2021 the Secretariat of Commerce created a new reporting regime known as the “System for the Implementation of Economic Reactivation Policies” (SIPRE for its acronym in Spanish) to prevent arbitrary price increases and product shortages. The SIPRE requires large commercial and industrial companies, including beverage manufacturers, to report on a monthly basis the price, production and sales, and inventory stocks of their products. The obligation to report to SIPRE will remain in force for the duration of the emergency declared by Law No. 27,541 (at least until December 31, 2022). Likewise, the Secretariat of Commerce announced, during April 2021, the creation of the Monitoring Center for the Price and Availability of Inputs, Goods and Services, with the purpose of monitoring, surveying and systematizing the prices and availability of all inputs, goods and services that are produced, traded and rendered in Argentina. The extension and validity of this program will depend on the Argentine government’s policy based on the evolution of the health crisis and inflation. As of the date of this annual report, the Precios Cuidados price-watch program is expected to be extended through 2022 with a quarterly review of prices, since the Secretariat of Commerce decided to extend, once again, the validity and duration of this program to protect consumers, expanding the list to more than 1,300 products covered.

Towards the end of 2020 and beginning of 2021, the Argentine government began to reduce the number of categories in the Maximum Reference Prices program, with the aim and commitment to expand the offer of items in the current Precios Cuidados price-watch program. Starting in 2021, the Precios Cuidados price-watch program reaches 800 referential products, covering the main categories of mass consumption and other relevant industries. During 2022, the Precios Cuidados price-watch program will cover more than 1,300 reference products.

The participation of Coca-Cola products in the Precios Cuidados price-watch program as referential products involved one product from the soft drinks’ category, which was temporarily extended to three in sugar-free variants during 2021, where some new categories were incorporated into the program. During 2022, it has already been announced that the number of Coca-Cola products in the program will increase to include more packaging, flavors and juices, such as Cepita and Ades, as reference products.

We cannot assure that price controls in Argentina will not continue or be expected to include additional consumer products. Nor can we assure you the affect to which government imposed price control will affect the profitability of our Argentina operations.

Risks Relating to Paraguay

Our business operations in Paraguay are dependent on economic conditions in Paraguay.

Our operations in Paraguay represented 11.1% and 11.7% of our assets as of December 31, 2020 and December 31, 2021, respectively, and 9.3% and 7.6% of our net sales for 2020 and 2021, respectively. Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

Paraguay has a history of economic and political stability, exchange controls, frequent changes in regulatory policies, corruption and weak judicial security. Paraguayan GDP did not grow in 2019, contracted 1% in 2020 and grew in 2021 by an estimate of 5%, according to the Paraguayan Central Bank. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

The situation of the Paraguayan economy is also strongly influenced by the economic situation in Argentina and Brazil. A deterioration in the economic situation of these countries could adversely affect the Paraguayan economy and, in turn, our financial condition and operating results.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Although inflation in Paraguay has remained stable at around 3.9% over the last five years, we cannot assure that inflation in Paraguay will not increase significantly. An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income.

The Paraguayan guaraní is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Paraguay Central Bank, actively participates in the exchange market in order to reduce volatility. Since a portion of our total costs (30)% in Paraguay for raw material and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our financial situation and results.

The Paraguayan guaraní depreciated by 8% and 7% in 2019 and 2020, respectively, and in 2021 it appreciated 0.2%, in each case compared to the closing exchange rate as of the end of the prior period of the U.S. dollar.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$152,102 million as of December 31, 2021 and an average monthly trading volume of approximately US$3,728 million for the year. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

ITEM 4.INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

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

In 2012, in order to reinforce our leadership position among Coca-Cola bottlers in South America, the Company completed its merger with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar was a Coca-Cola bottler with operations in Chile, where it serviced territories in the II, III, IV, XI and XII regions, as well as parts of Argentina, as described below, and all of Paraguay. The merger granted former shareholders of Polar a 19.68% ownership interest in the merged entity, however the Company controls its day to day operations. As a result of the transaction, we also acquired additional indirect ownership interests in Vital Jugos, Vital Aguas and ECSA.

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

In August 2021, Viña Santa Rita and Andina signed an agreement for the distribution in Chile of wine products under the brands belonging to Santa Rita, including Doña Paula, 120 Tres Medallas, Casa Real, Medalla Real, Carmen, Santa Rita, among others.

Brazil

Andina Brazil, our Brazilian subsidiary, began production and distribution of Coca-Cola soft drinks in Rio de Janeiro in 1942. In 1994, we acquired 100% of the capital stock of Andina Brazil. In 2000, we purchased a Coca-Cola franchise licensee NVG through Andina Brazil for a territory in Brazil comprising the State of Espírito Santo and part of the States of Rio de Janeiro and Minas Gerais.

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

In 2010, The Coca-Cola Company along with its bottlers, acquired in a joint venture the company Leão Junior S.A. (currently Leão Alimentos e Bebidas Ltda.) with a consolidated presence and market share in Andina Brazil’s region in the category of iced tea. Leão Alimentos e Bebidas Ltda. commercializes the Matte Leão brand, among others. Andina Brazil held a 10.26% ownership interest in Leão Alimentos e Bebidas Ltda.

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

In August 2017, Andina Brazil increased its ownership interest in Leão Alimentos e Bebidas Ltda. from 8.8% to 10.26%.

In March 2018, Andina Brazil started the production of soft drinks at the new Duque de Caxias plant in the state of Rio de Janeiro, and in January 2019, the production of mineral waters started in the same plant.

In September 2021, the distribution agreement under which our subsidiary Rio de Janeiro Refrescos Ltda commercialized and distributed Heineken and Amstel branded beers in Brazil was terminated. On the same date, our subsidiary Rio de Janeiro Refrescos Ltda and Heineken agreed a new distribution agreement, pursuant to which Rio de Janeiro Refrescos Ltda began to market and distribute Eisenbahn and Tiger branded beers, and continued to market and distribute beers from the Sol Premium, Kaiser and Bavaria branded beers, within its franchise territories in Brazil.

In September 2021, Andina Brazil acquired 50% of the Therezópolis beer brands from the company Greenday Natural Products Gestão de Ativos Ltda., for R$35 million.

In September 2021, the Coca-Cola Brazil System, including Andina Brazil, signed a Master Agreement and Distribution Agreement with Estrella de Galicia Importação e Comercialização de Bebidas e Alimentos Ltda, with a term of 12 years, for the distribution of branded beers Estrella Galicia throughout the Brazilian territory with exclusivity.

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

In March 2017, EDASA acquired 13.0% of the shares of the company Alimentos de Soja S.A.U., dedicated to the production of vegetable protein-based beverages marketed under the brand “AdeS.” The sale of Alimentos de Soja S.A.U. shares was carried out within the framework of a global transaction under the terms of which The Coca-Cola Company and certain Coca-Cola bottlers acquired the “AdeS” liquid soy-based food business from the Unilever Group in Brazil, Mexico, Argentina, Colombia, Paraguay, Uruguay, Bolivia and Chile. EDASA began distributing AdeS products in July 2017. In 2018, EDASA acquired shares of Alimentos de Soja S.A.U. (currently Alimentos de Soja S.A.), increasing its ownership interest to 14.3%. As of the date of this annual report, EDASA’s interest in Alimentos de Soja S.A. is equivalent to 14.82%. The amount of shares transferred was sufficient to provide EDASA a percentage of shares approximately proportional to its market share in the territory.

In December 2017, EDASA, together with Monster Energy Company, entered into an agreement in which Monster Energy Company named Embotelladora del Atlántico S.A. as distributor in the franchise territory of Andina Argentina of the products bearing the “Monster” brand for an initial period of 10 years. In February 2018, we began commercializing and distributing Monster products entering the category for energy drinks. Also, in April 2021 EDASA, together with Monster Energy Company, entered into an agreement whereby Monster Energy Company appointed Embotelladora del Atlántico S.A. as the manufacturer of products bearing the “Monster” brand for an initial term of 5 years.

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

Capital Expenditures

The following table sets forth our capital expenditures by country for the 2019-2021 period:

	Year ended December 31,
	2019	2020	2021

	(in millions of Ch$)
Chile	56,141	26,488	57,245
Brazil	22,737	19,138	30,882
Argentina	22,011	16,508	31,723
Paraguay	15,283	20,519	22,102
Total	116,171	82,653	141,952

Our total capital expenditures were Ch$116,171 in 2019, Ch$82,653 in 2020 and Ch$141,952 million in 2021. The increase in 2021 was mainly due to new projects that were postponed in the prior period due to the COVID-19 pandemic.

In 2021, capital expenditures were principally related to the following:

Argentina

●	Returnable containers (glass and PET bottles) and cases for bottles,
●	Coolers - Cold Equipment,
●	RefPET Returnable Labeling (Monte Cristo plant and Bahía Blanca plant),
●	Returnable Glass Labeling (Monte Cristo plant),
●	Monster Products production (Monte Cristo Plant, fine-tuning)
●	Sugar reduction in carbonated products,
●	Adaptation of Effluents’ process (Monte Cristo plant),
●	“Front Office Project” (2021 implementation phase to be completed during 2022),
●	Purchase of forklifts and transpallets, and
●	Hardware technology upgrade and software development for productivity and management improvement.

Brazil

●	Production lines and equipment for the Andina’s plants,

●	Returnable containers (Ref PET and glass bottles) and plastic bottle cases,
●	Cold equipment, post-mix and other equipment for the point of sale,
●	Improvements in the management systems,
●	Machinery to increase efficiency and productive capacity, and
●	Renewal of part of the trucks and forklifts for industrial and logistics areas.

Chile

●	Logistics Densification 2.0, increasing our storage capacity,
●	New 20 liters Bottles Line,
●	Einstein Project, production of Coca-Cola Original reduced in sugar,
●	Apolo 2.0, incorporation of technology to the current SKU control process,
●	Improvement of WUR Water Ratio in Renca and Antofagasta plants,
●	Bottle blower,
●	Automation of cash registers in Central Zone, and
●	New Renca well.

Paraguay

●	New line for stills products,
●	Fructose production facilities,
●	“Front Office” project,
●	Returnable bottles and plastic cases, and
●	Coolers - Cold equipment.

We have budgeted US$190-200 million for our capital expenditures in 2022, which is expected to be mainly destined to:

●	Expanding our production capacity, mainly by making improvements to expand production capacity for cans, flavored alcohols and sensitive products in Brazil, machinery and infrastructure to be able to produce a larger portfolio in our plants in Argentina, and new production lines for soft drinks in Chile and beverage cans products in ECSA,
●	Improve infrastructure for greater flexibility and efficiency (mainly in Argentina and Chile),
●	Returnable bottles and containers (optimizing the use of multipurpose bottles),
●	Cold equipment (with energy efficiency savings and improved customer service),
●	Truck fleet renewal (Chile),
●	Improve water use efficiency (Argentina and Chile),
●	Promote the use of recycled PET resin (new PET flakes line in Brazil),
●	Compliance with industrial water treatment regulations (effluent treatment plant in Chile), and

●	Improve our information technologies in our relationship with clients, consumers and internal processes, accelerating digitization with the incorporation of more technological solutions, artificial intelligence and machine learning.

For 2022, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2022 may change based on market conditions and how the economy evolves in the countries where we operate. We believe the uncertainty regarding the COVID-19 pandemic has diminished, but our capital expenditures plans are dynamic and subject to change if the conditions require it.

B.BUSINESS OVERVIEW

We are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We are the largest bottler of Coca-Cola trademark beverages in Chile and Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay.

In 2021, we had consolidated net sales of Ch$2,216,733 million and total sales volume of 828.3 million unit cases of beverages.

In addition to our soft drinks business, which accounted for 61% of our consolidated net sales during 2021, we also:

●	produce, sell and distribute fruit juices, other fruit-flavored beverages, sport drinks, flavored waters, mineral and purified water in Chile, Argentina, Brazil and Paraguay under trademarks owned by The Coca-Cola Company. Additionally, we produce, sell and distribute hard seltzers (blend of sparkling water, fruit juice and alcohol) in Argentina, and sell and distribute these products in Chile and Brazil;
●	manufacture polyethylene terephthalate (“PET”) bottles and preforms, returnable PET bottles, cases and plastic caps, primarily for our own use in the packaging of our beverages in Chile and Argentina;
●	produce, sell and distribute iced tea, mate beverages, and sell and distribute lactose free dairy products in Brazil;
●	produce, sell and distribute seed-based beverages in Argentina under trademarks owned by The Coca-Cola Company, and sell and distribute these products in Brazil, Chile and Paraguay;
●	produce, sell and distribute energy drinks in Argentina and Chile under trademarks owned by Monster Energy Company, and sell and distribute these products in Brazil and Paraguay;
●	sell and distribute beer in Brazil under the brands Bavaria, Kaiser, Sol, Therezópolis, Tiger, Eisenbahn and Estrella Galícia;
●	distribute beer, wine and cider in southern Argentina;
●	sell and distribute beer, spirits and wine in Chile; and
●	distribute ice cream and other frozen products under the Guallarauco brand in Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2021.

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

Our Product Overview

We produce, market and distribute the following Coca-Cola trademark beverages and brands licensed from third parties throughout our franchise territories. In addition, we distribute different branded beers in Brazil; beer, wine and cider in southern Argentina; and beer, spirits and wine in Chile. The following table sets forth the brands of the products that we distribute by country as of December 31, 2021:

	Chile	Brazil	Argentina	Paraguay

Colas
Coca-Cola	✓	✓	✓	✓
Coca-Cola Zero/Sin azúcar	✓	✓	✓	✓
Coca-Cola Light	✓		✓
Coca-Cola Plus Café	✓	✓	✓

Flavored soft drinks
Cantarina	✓
Crush Light/Zero/Sin azúcar			✓	✓
Fanta	✓	✓	✓	✓
Fanta Zero/Sin azúcar	✓	✓	✓	✓
Inca Kola	✓
Inca Kola Zero	✓
Kuat Zero		✓
Nordic Mist	✓
Nordic Mist Agua Tónica	✓
Nordic Mist Zero	✓
Quatro Light/Liviana/Zero/Sin azúcar	✓
Royal Bliss	✓
Schweppes		✓	✓	✓
Schweppes Light/Zero/Sin azúcar		✓	✓
Schweppes Tónica		✓	✓	✓
Schweppes Tónica Light		✓
Sprite	✓	✓	✓	✓
Sprite Zero/Sin azúcar	✓	✓	✓	✓
& NADA	✓

	Chile	Brazil	Argentina	Paraguay
Juices
Andina Del Valle	✓
Andina Del Valle Light	✓
Cepita			✓
Cepita Light/Zero/Sin azúcar			✓
Del Valle		✓
Del Valle Light		✓
Frugos				✓
Frugos Light/Sin azúcar/0%				✓
Guallarauco	✓
Kapo	✓

Waters
Aquarius	✓		✓	✓
Aquarius Zero Gasificada			✓
Benedictino	✓		✓
Benedictino Sabores	✓
Bonaqua Con Gas			✓
Bonaqua Sin Gas			✓
Crystal		✓
Dasani				✓
Glaceau Smart Water	✓	✓	✓
Glaceau Vitamin Water	✓
Guallarauco Agua de Fruta	✓
Kin Con Gas			✓
Kin Sin Gas			✓	✓
Vital	✓

	Chile	Brazil	Argentina	Paraguay
Other Non-alcoholic Beverages
AdeS	✓	✓	✓	✓
Blak	✓
Burn		✓
Fuze Ice Tea		✓
Fuze Ice Tea Zero		✓
Guaraná Power		✓
I9		✓
Leão Ice Tea Light/Zero/sin azúcar		✓
Matte Leão		✓
Matte Leão Zero		✓
Monster	✓	✓	✓	✓
Monster Zero/Light/Sin azúcar	✓	✓	✓	✓
Powerade	✓	✓	✓	✓
Powerade Zero/Light/Sin azúcar	✓	✓
Reign		✓
Tropical				✓

	Chile	Brazil	Argentina	Paraguay
Beer
Amstel			✓
Báltica	✓
Bavaria		✓
Becker	✓
Becks	✓
Blue Moon			✓
Brahma	✓
Bud light	✓
Budweiser	✓
Busch	✓
Corona	✓
Corona Light	✓
Cusqueña	✓
Eisenbahn		✓
Estrella Galicia		✓
Goose Island	✓
Grolsch			✓
Heineken			✓
Hoegaarden	✓
Iguana			✓
Imperial			✓
Isenbeck			✓
Kaiser		✓
Kilómetro 24.7	✓
Kunstmann			✓
Leffe	✓
Malta del Sur	✓
Michelob Ultra	✓
Miller			✓
Palermo			✓
Pilsen del Sur	✓
Quilmes	✓
Salta Cautiva			✓
Santa Fe			✓
Schneider			✓
Sol		✓	✓
Stella Artois	✓
Stella Artois Gluten Free	✓
Therezópolis		✓
Tiger		✓
Warsteiner			✓

	Chile	Brazil	Argentina	Paraguay
Spirits and Wine
120 3 Medallas	✓
120 Gran Edición	✓
120 Héroes	✓
120 Reserva Especial	✓
Alto del Carmen Ice	✓
Amaranta	✓
Amaranta Spritz	✓
Artesanos del Cochiguaz Sour	✓
Baileys	✓
Bodega Uno	✓
Bourbon Bulleit	✓
Cabernario	✓
Capel Ice	✓
Capel Mix	✓
Capel Pisco Sour	✓
Capel Pisco Sour Light	✓
Carmen	✓
Carmen Delanz	✓
Carmen DO	✓
Carmen Gran Reserva	✓
Carmen Insigne	✓
Carmen Late Harvest	✓
Carmen Premier 1850	✓
Carmen Tradicional	✓
Carmen Waves Series	✓
Casa Real	✓
Cavanza	✓
Coctail Inca de Oro mango	✓
Cremisse	✓
Doña Paula 1100	✓
Doña Paula Estate	✓
Espumante Francisco de Aguirre	✓
Espumante Myla	✓
Espumante Nola Zero	✓
Espumante Sensus	✓
Floresta	✓
Gin Tanqueray	✓
Gran 120	✓
Hermanos Carrera	✓
Héroes	✓
Invictas	✓
Los Cardos	✓
Maddero Ice	✓

	Chile	Brazil	Argentina	Paraguay
Medalla Real	✓
Medalla Real Gold	✓
Pisco Alto del Carmen	✓
Pisco Artesanos del Cochiguaz	✓
Pisco Brujas de Salamanca	✓
Pisco Capel	✓
Pisco Hacienda La Torre	✓
Pisco Monte Fraile	✓
Rita	✓
Ron Cacique	✓
Ron Maddero	✓
Ron Maddero Piña Colada	✓
Ron Pampero	✓
Ron Zacapa	✓
Sangria Guay	✓
Santa Rita	✓
Schweppes		✓
Sheridan's	✓
Sidra 1888			✓
Sidra Pehuenia			✓
Sidra Real			✓
Sour Inca de Oro	✓
Stellar-Ice	✓
Tequila Don Julio	✓
Terra Andina	✓
Terra Andina Free	✓
Terra Andina Reserva	✓
Topo Chico	✓	✓	✓
Vino Carbonatado Pkador	✓
Vino Colón			✓
Vino Eugenio Bustos			✓
Vino Graffigna			✓
Vino Grosso	✓
Vino La Celia			✓
Vino Prologo Late Harvest	✓
Vodka Ciroc	✓
Vodka Smirnoff	✓
Whisky Bell's	✓
Whisky Buchanan's	✓
Whisky J&B	✓
Whisky Johnnie Walker	✓
Whisky Old Parr	✓
Whisky Sandy Mac	✓
Whisky Singleton	✓

	Chile	Brazil	Argentina	Paraguay
Whisky Vat-69	✓
Whisky White Horse	✓

Ice Creams and Frozen Products
Guallarauco	✓

In addition, in Chile, we import and distribute some other Coca-Cola branded beverages, such as Coca-Cola Plus Café, Topo Chico, among others.

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

During 2021, Chile accounted for 37.1% and 44.0% of our volume and consolidated net sales, respectively.

Soft Drinks: Our Chilean soft drink operations accounted for net sales in 2021 of Ch$480,158 million. We measure sales volume in terms of unit cases (UCs). The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2019		2020		2021

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	305,205	119.3	319,811	120.5	380,542	133.8
Flavored soft drinks	103,263	38.9	87,380	33.2	99,616	34.8
Total	408,468	158.2	407,191	153.8	480,158	168.6

As of December 31, 2021, we sold our products to approximately 67,000 customers in Chile. The following table highlights the type of customer in Chile for our products:

	Year ended December 31(1),
	2019	2020(3)	2021

	(%)
Mom & Pops (2)	47	54	50
Supermarkets	27	25	26
On premise	13	10	10
Wholesale distributors	13	12	14
Total	100	100	100
(1)	In 2020, we made more uniform our channel definitions across our four segments, consequently percentages from previous years were reclassified for comparison purposes.

(2)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.
(3)	Due to the incorporation of the sales volume of spirits in Chile into the channels’ sales, the figures for 2020 differ from those published in previous reports.

Other Beverages: Coca-Cola Andina, through VJ S.A., produces and sells juices, fruit flavored beverages and sports drinks. Juices are manufactured and commercialized under the brands Andina del Valle (juices and fruit nectars), Kapo (juice drink), Glaceau Vitamin Water (water with added vitamins and minerals), Aquarius (juice drink), Powerade (isotonic), Ades (soy juice) and Guallarauco (fruit waters and nectars). Vital Aguas S.A. is in charge of bottling mineral and mineralized water under the brands Vital and SmartWater (sparkling and still versions). Also, Andina (in Chile) produces purified water under the brand Benedictino.

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

In May 2020, the Company began the production of Monster in Chile, trough Envases Central S.A.

In 2021 the Company began selling and distributing Viña Santa Rita wines under the following brands: Doña Paula, 120 Tres Medallas, Casa Real, Carmen, Santa Rita, among others.

In 2021, net sales of waters, juices, seed-based beverages, sports drinks and energy drinks in Chile were Ch$245,400 million, and net sales of beer and spirits were Ch$249,738 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and since October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the Ipiranga acquisition on October 1, 2013. During 2021, Brazil accounted for 32.3% and 24.3% of our volume and consolidated net sales, respectively.

Soft Drinks: The Brazilian soft drink operations accounted for net sales of Ch$313,148 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2019		2020		2021

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	264,929	145.6	262,741	163.7	260,157	163.1
Flavored soft drinks	95,862	61.2	54,972	41.8	52,991	41.2
Total	360,792	206.8	317,713	205.5	313,148	204.3

As of December 31, 2021, we sold our products to approximately 87,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31(1),
	2019	2020	2021

	(%)
Mom & Pops (2)	33	34	33
Supermarkets	32	33	33
On premise	16	12	13
Wholesale distributors	20	22	22
Total	100	100	100
(1)	In 2020, we made more uniform our channel definitions across our four segments, consequently percentages from previous years were reclassified for comparison purposes.

(2)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: As of December 2021, we sell and distribute beer under the Bavaria, Kaiser, Sol, Therezópolis, Estrella Galícia, Tiger and Eisenbahn brands. We sold and distributed beer under Heineken and Amstel brands up until August 2021. We sell and distribute water under the labels Crystal and SmartWater, ready-to-drink juices under the labels Del Valle Frut e Fresh, Del Valle Mais, Del Valle 100%, Del Valle Nutri, Del Valle Hortifruti and Kapo, energy drinks under the brand names Burn and Monster, isotonic drinks under i9 and Powerade brand names and Fuze Ice Tea, Leão Ice Tea, Matte Leão and Guaraná Power ready-to-drink teas. We also sell and distribute seed-based beverages, AdeS Juice and AdeS Milk, under the brand name AdeS, during 2021. From November 2021 we started to distribute Topo Chico and Schweppes with alcohol.

In 2021, net sales of waters, juices, ready-to-drink teas, seed-based beverages, sports drinks and energy drinks in Brazil were Ch$79,760 million, and net sales of beer were Ch$146,350 million.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, western part of the province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, and Tierra del Fuego. During 2021, Argentina accounted for 22.3% and 24.2% of our sales volume and consolidated net sales, respectively.

Soft Drinks: The Argentine soft drink operations accounted for net sales of Ch$419,724 million in 2021. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2019		2020		2021

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	222,140	108.9	194,621	111.6	316,587	121.3
Flavored soft drinks	91,726	40.8	65,497	33.6	103,137	36.1
Total	313,866	149.7	260,118	145.2	419,724	157.4

As of December 31, 2021, we sold our products to approximately 66,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31(1),
	2019	2020	2021

	(%)
Mom & Pops (2)	37	36	34
Supermarkets	23	23	27
On premise	8	4	6
Wholesale distributors	32	36	33
Total	100	100	100
(1)	In 2020, we made more uniform our channel definitions across our four segments, consequently percentages from previous years were reclassified for comparison purposes.
(2)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: in Argentina we produce, sell and distribute flavored waters under the brand name Aquarius, and mineral and drinking water under the brands Bonaqua, Kin and Benedictino. In addition, we produce, sell and distribute ready to drink juices under the Cepita brand name, and fruit and vegetable seed based drinks under the brand name AdeS (which in 2017 was incorporated into the portfolio through a joint venture between The Coca-Cola Company and other Coca-Cola bottlers, including Andina). We also produce, sell and distribute sport drinks under the Powerade brand name, and produce, sell and distribute energy drinks under the Monster brand name (which was incorporated into the portfolio in 2018). We also sell and distribute beer, wine and cider in the southern region of the franchise under the following brands: Amstel, Blue Moon, Grolsch, Heineken, Iguana, Imperial, Isenbeck, Kunstmann, Miller, Palermo, Salta Cautiva, Santa Fe, Schneider, Sol and Warsteiner (beer); Colón, Eugenio Bustos, Graffigna and La Celia (wine); and 1888, Pehuenia and Real (cider).

In 2021, net sales of juices, waters, seed-based beverages, sports and energy drinks in Argentina were Ch$97,742 million. These values also consider the commission for distribution of beer, wine and cider.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country. During 2021, Paraguay accounted for 8.5% and 7.6% of our volume and consolidated net sales, respectively.

Soft Drinks: The Paraguayan soft drinks operations accounted for net sales of Ch$134,284 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2019		2020		2021

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	72,303	30.6	58,597	30.1	126,507	33.9
Flavored soft drinks	52,553	25.6	67,460	25.0	7,777	23.6
Total	124,856	56.2	126,058	55.1	134,284	57.6

As of December 31, 2021, we sold our products to approximately 62,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31(1),
	2019	2020	2021

	(%)
Mom & Pops (2)	39	42	41
Supermarkets	13	12	12
On premise	13	9	11
Wholesale distributors	35	36	37
Total	100	100	100
(1)	In 2020, we made more uniform our channel definitions across our four segments, consequently percentages from previous years were reclassified for comparison purposes.
(2)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: In Paraguay, we produce and distribute juices ready to drink under the trademark Frugos and we import and distribute seed-based drinks under the AdeS trademark. We also manufacture and sell water under the trademarks Dasani (purified water), Aquarius (flavored water), Kin (mineral water) and Powerade (sports drinks). We also import and distribute energy drinks under the trademark Monster (since May 2019).

In 2021, net sales of juices, waters, seed-based beverages, sports and energy drinks in Paraguay were Ch$34,932 million.

Distribution

Chile

Soft Drinks, Juices, Waters and Other Beverages: In Chile, we distribute our products through a distribution system that includes: (i) trucks owned by third parties (567 trucks) which provide exclusive distribution service, and (ii) our own trucks (299 trucks). In 2021, 83% of our distribution was carried out by exclusive third-party trucking companies and 17% by Andina group companies. Distribution of all Andina beverages in Chile is carried out from distribution centers and production facilities. In most cases, the transportation company collects payment in cash or checks from the customer. In some cases, the driver also collects empty returnable glass containers or PET bottles of the same type and quantity as those delivered or collects cash deposits for net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 30.5% of the total volume sold of non-alcoholic beverages in 2021. Certain important customers (such as supermarkets) maintain accounts receivable with us, which are settled on average every 49 days after invoices are issued.

Beer and spirits: Andina in Chile uses its distribution system to distribute beer, and other alcoholic beverages in its franchise territories. Since 2018 it has developed a portfolio expansion strategy to become a total beverage company. To this end, the Company has entered into agreements with different strategic partners that have transformed its value proposition towards the customers of the different channels it serves in each category. Since 2018 it has been distributing Diageo’s complete distilled spirits portfolio, brands such as Johnnie Walker, Vat-69, Sandy Mac (whiskey), Cacique and Zacapa (rum), Smirnoff and Ciroc (vodka), Tanqueray and Gordon’s (gin), Bailey’s liqueur, among others, in the traditional channel, on-premise channel, convenience stores and B2C digital channel. In the third quarter of 2019, distribution of the complete product portfolio of the Capel Cooperative (Alto del Carmen and Capel piscos, among other brands, and wines from Viña Francisco de Aguirre) began in all channels in the territory. In 2020, a commercialization and distribution agreement was signed, with which most of the AB InBev brands in Chile were added to our portfolio, as part of the agreement, the products of said multinational are commercialized in the different channels in most of our territory. Finally, in 2021 a distribution agreement was signed with “Viña Santa Rita” to commercialize and distribute its main brands (as of November 2021) throughout Chile, such as wines, sparkling wines and cocktails. Andina in Chile buys the different alcoholic products from commercial partners (Diageo, Cooperativa Capel, AB InBev and Viña Santa Rita) at a price determined by those partners and sells them to its customers with a margin previously agreed by category and channel, to which different variables are added for the achievement of goals. The discount scheme is different in each category, but as a common rule the discounts approved by the commercial partners are paid by those partners and do not affect Andina’s margin in Chile.

Brazil

Soft Drinks, Juices and Waters: In Brazil, we generally distribute Coca-Cola products through a distribution system that includes: (i) own trucks (ii) trucks operated by independent distributors pursuant to non-exclusive distribution arrangements, and (iii) trucks operated by independent transport companies on an exclusive basis with us. In 2021, 11.8% was distributed by exclusive distributors, 5.1% by independent transport companies and 83.1% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities.

Other Beverages: Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Cervejarias Kaiser S.A. (“Kaiser”) by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Kaiser. In 2006, FEMSA acquired from Molson a controlling ownership interest in Kaiser and in 2010, Heineken acquired a controlling interest in FEMSA’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2021, Andina Brazil’s net sales of beer were Ch$146,350 million.

In 2002, the Coca-Cola Company and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola system of beer produced and imported by what is now Heineken. In July 2017 Heineken Brazil notified us of the termination of the agreement by virtue of which Andina Brazil commercialized and distributed Heineken-branded beers in Brazil, which will be effective in March 2022. During 2020, the Coca-Cola system in Brazil and Heineken reached a new agreement to redesign their distribution partnership in Brazil. As per the agreement, which became effective as of September 2021 and has an initial five year term of duration, the Coca-Cola system in Brazil will continue to offer the Kaiser, Bavaria and Sol brands, and will complement this portfolio with the Eisenbahn and Tiger. Additionally, as part of the redesign of the distribution partnership, the agreement allows the Coca-Cola system bottlers in Brazil to distribute and produce other national or international brands, in certain percentages and under certain conditions. See “Item 3. Key Information — Risk Factors — Risks Related to our Company— The modifications to the beer distribution agreement with Heineken in Brazil may not be approved by the Brazilian antitrust authorities, which could adversely affect our results of operations.”

In 2016, Andina Brazil signed an agreement with Monster Energy Company for the distribution of Monster Energy products in Andina Brazil’s territory. These products began being distributed in November 2016.

In September 2021, the Coca-Cola Brazil System, including Andina Brazil, signed a Master Agreement and Distribution Agreement with Estrella de Galicia Importação e Comercialização de Bebidas e Alimentos Ltda, with a term of 12 years, for the distribution of branded beers Estrella Galicia throughout the Brazilian territory with exclusivity.

Argentina

Soft Drinks, Juices and Waters: In 2021, 66% of EDASA’s Coca-Cola soft drinks were distributed by direct distribution and 34% by other distributors and wholesale distribution (indirect distribution). The direct distribution is done by a group of independent transport companies, on an exclusive basis.

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

In addition, in December 2017, EDASA executed an agreement with Monster Energy Company for the distribution and commercialization of energy drinks of the “Monster” trademark for an initial period of 10 years in the territory within the franchise of Andina Argentina, with the consent of The Coca-Cola Company. Also, in April 2021 EDASA, together with Monster Energy Company, entered into an agreement whereby Monster Energy Company appointed Embotelladora del Atlántico S.A. as the manufacturer of products bearing the “Monster” brand for an initial term of 5 years.

Paraguay

Soft Drinks, Juices and Waters: PARESA distributed 88.3% of its products through direct distribution (independent transport companies), and 11.3% through wholesale distributors.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company—Our Business is highly competitive including with respect to price competition which may adversely affect our net profits and margins.” Our business is highly competitive including with respect to price competition which may adversely affect our net profits and margins. As a result of restrictions related to COVID-19, A.C. Nielsen, the surveying company, changed the methodology and sample in Argentina, Chile and Paraguay, therefore figures may not be fully comparable to those of previous periods in these countries. The following table presents the market share of Coca-Cola and other soft drinks in Chile, Brazil, Argentina and Paraguay for the periods indicated:

	2019				2020				2021
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay

	(%)
Coca-Cola soft drinks	67	62	63	73	65	62	61	76	64	62	60	76
Pepsi Bottler soft drinks	30	17	14	7	31	18	14	7	33	16	15	7
Other soft drinks	4	21	23	20	4	20	25	17	3	22	25	17
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen.

Chile

Soft Drinks: The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the number of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas (ECUSA), a subsidiary of Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile.

ECUSA produces and distributes Pepsi-Cola products and its own soft drinks brands (e.g., Bilz and Pap). Based on reports by A.C. Nielsen, we estimate that in 2021, our average soft drink market share within our franchise territories was 64.1%.

Other beverages: Our main competitor in the water market is CCU, which has its own brand (Cachantun), where there is also competition from other low-priced brands (“B-Brands”). In 2021 we have achieved volume leadership in the Plain Waters category. Our main competitors in the juice segment are the Watt’s-CCU joint venture, Córpora Tres Montes and three of the main milk producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche. The market for fruit-flavored beverages in Chile also includes lower-cost concentrates of lower quality and artificially flavored powdered soft drink mixes. We do not consider these products to compete with our water and juice business as we believe these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2021, our average market share within our Chilean franchise territories reached approximately 39.9% for juices and others segment and approximately 48.3% for waters.

In the different alcoholic categories, Andina’s main competitor in Chile is CCU, which through different business models distributes beers (its main brands are Escudo, Cristal, Kunstmann and Heineken), spirits (brands from the Pernod Ricard portfolio), piscos (Control and Mistral brands, among others) and wines (Viña San Pedro brands such as Castillo de Molina, among others).

Brazil

Soft Drinks: The soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2021, our average soft drink market share within our Brazilian franchise territories was approximately 62.2%.

Other Beverages: In the beer sector, Andina Brazil’s main competitor is AmBev which during 2021 had a very dominant position in the Brazilian market. Based on reports by A.C. Nielsen, we estimate that in 2021, our average market share for waters reached 24.8%, where we distribute under the Crystal brand mineral water. In the segment of juices and others, based on reports by A.C. Nielsen, we estimate that in 2021, our average market share was 53.3%.

Argentina

Soft Drinks: The soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is Pepsi, commercialized by InBev. The most significant B-brands competitors are: Refres Now (Manaos), Pritty and Produnoa (Secco). Based on reports by A.C. Nielsen, we estimate that in 2021, our average soft drink market share within our Argentine franchise territories reached approximately 59.6%.

Other Beverages: we service the market of flavored and plain waters with the brands Aquarius, Bonaqua, Kin and Benedictino. Based on reports by A.C. Nielsen, we estimate that in 2021, our average market share was 15.9%. In addition, the juices and others market is serviced by the Cepita, AdeS and Powerade brands. Based on reports by A.C. Nielsen, we estimate that in 2021, our average market share was 47.5%. Our biggest competitor in the water category is Danone, RPB (Baggio) in juices and InBev in sports drinks.

Paraguay

Soft Drinks: The soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the number of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which had a 9.3% market share in 2021. B-brands in Paraguay represented 23.16% of the soft drink industry. In 2021, Pepsi had a market share of 6.6%, and is produced and marketed by Vierci Group, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2021, our average soft drinks market share within our Paraguayan franchise territories was approximately 75.9%.

Other Beverages: We are leaders in all non-carbonated categories. In waters, based on reports by A.C. Nielsen, we estimate that in 2021, our average market share was 52.5% with our Dasani, Aquarius, Tropical and Kin brands. The market for juices and others is serviced through the Frugos and AdeS brands, Powerade in sport drinks, and Monster in energy drinks. Based on reports by A.C. Nielsen, we estimate that in 2021, our average market share was 63.0%.

Seasonality

Each of our lines of business are seasonal. Most of our beverage products have their highest sales volumes during the South American spring and summer (October through March), with the exception of nectar products, which have a slightly higher sales volume during the South American winter and autumn (April through September).

Packaging

Overview

Through Envases CMF S.A. in Chile (50% owned by Andina and 50% owned by Embonor), and Andina Empaques Argentina S.A. (“AEASA”) in Argentina we produce PET bottles in both returnable and non-returnable formats, preforms and plastic caps. On average, returnable PET bottles can be used up to 12 times. Non-returnable PET bottles are produced in various sizes and are used by a variety of soft drink producers and, in Chile, also by producers of food, wine, home care and personal hygiene products.

Sales

In 2021, total sales of AEASA reached Ch$30,751 million, of which Ch$11,262 million corresponded to sales to EDASA, Ch$3,087 million corresponded to sales to other related companies of the group and Ch$16,402 million corresponded to sales to third parties.

Competition

AEASA is the supplier of returnable bottles, preforms, plastic caps and cases for Coca-Cola Bottlers in Argentina, also supplying some formats to Coca-Cola bottlers in Chile, Bolivia and Paraguay. In Argentina, we compete principally with Alpla S.A. and Amcor.

CMF is the exclusive supplier of PET resin raw materials, returnable and preform packaging, as well as a main supplier in caps, cases and other plastic resin inputs. There are few suppliers in Chile for these inputs; the other supplier with similar productive capacities is Plasco S.A., which manufactures mainly for ECUSA, Pepsi’s bottling company in the country.

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

Chile

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Coca-Cola de Chile S.A.
●	Sweeteners (Sugar/Fructose): Iansa Ingredientes S.A., Sucden Chile S.A. and Comercializadora de Productos Panor Ltda.
●	Carbon dioxide gas: Linde Gas Chile S.A.
●	Preform plastic containers: Envases CMF S.A.
●	Glass containers: Cristalerías de Chile S.A. and Cristalerías Toro S.P.A.
●	Caps: Sinea S.A.
●	Cardboard: Corrupac S.A. and Envases Impresos S.A.
●	Thermo-contractible: Plásticos Arpoli S.P.A.

In 2021, 88% of the variable cost of sales of soft drinks corresponded to the main raw materials and finished products purchased by Andina in Chile. The raw material cost mix is distributed as follows: concentrate represents 73%, sweeteners 13%, non-returnable bottles 9%, bottle caps 3%, carbon dioxide 1% and other raw materials 2%. Water is not an important raw material cost. Additionally, the cost of finished products acquired from our subsidiaries, such as ECSA, is included in the cost of soft drink sales. These costs represent 13% of total soft drink cost of sales and correspond mainly to cans, PET bottles and sweeteners.

Other Beverages: The principal raw materials used by Vital Jugos in the production of juices and as a percentage of total raw material costs, are sweeteners 2.4%, fruit pulp and juices 8.8%, concentrate 32%, containers 20.6%, wrapping material 3.2%, caps 4.4%, and other raw material 2.7% all of which during 2021 accounted for 74.1% of total costs for sales of juice, including packaging. Additionally, AdeS finished product represented 3.4% of total costs for sales of juices.

The principal raw materials used by Vital Aguas in the production of still and sparkling mineral water and as a percentage of total raw material costs are: packaging 29.4%, concentrate 27.5%, caps 5.7%, wrapping material 4.7%, carbonation 0.8%, and other raw materials 1.9%, all of which during 2021 accounted for 70% of total costs for sales of water, including packaging.

Brazil

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Industria do Amazonas Ltda.
●	Sweeteners (Sugar/Fructose): Usina Alta Mogiana S.A. Açúcar e Alcool.
●	Juices: Tecnovin do Brasil S.A.
●	Preform plastic containers: Lorenpet Industria e Comercio de Plásticos Ltda.
●	Returnable plastic containers: RioPet Embalagens S.A.
●	Glass containers: Owens-Illinois do Brasil Industria e Comercio Ltda.
●	Cans: Ball Embalagens Ltda.
●	Caps: Bericap do Brasil Ltda.
●	Cardboard: Tetra Pak Ltda.
●	Labels: Pp Print Embalagens S.A.
●	Electricity/Gas: Ecogen Rio Soluções Energéticas S.A.
●	Thermo-contractible: Valfilm Nordeste Industria E Comercio De Plasticos Ltda.

In 2021, 77.7% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 42.3%; sugar and artificial sweeteners 20.2%; non-returnable bottles 16.5%; cans 10.3%; bottle caps 3.4%; carbon dioxide 1.9% and other raw material 5.4%.

Argentina

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.
●	Sweeteners: Complejo Azucarero Concepción and Complejo Aliment. San Salvador.
●	Preforms: Vinisa Fueguina S.R.L.
●	Carbon dioxide gas, Carbonic gas and Nitrogen: Praxair Argentina S.R.L.
●	Resin bottles: Dak Americas Argentina S.A.
●	Containers (plastic bottles)-Cases-Plastic caps (Short finish screw)-Preforms: Andina Empaques Argentina S.A.

●	Tetra PM-Aseptic cardboard packaging (including straws and caps): Tetra Pak S.R.L.
●	Cans: Ball Beverage Can South America.
●	Chapadur hardboard: Fiplasto S.A.
●	Pallet: Repallets S.A.
●	Thermo-contractible: Rio Chico S.A.

In 2021, 66.6% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 62.9%, sugar and artificial sweeteners 14.9%, non-returnable bottles 13.0%, bottle caps 3.2%, carbon dioxide 0.7%, cans and caps 2.8%, and other raw materials 2.5%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1.6% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina during 2021.

PET Packaging: The principal raw material required for production of PET bottles is PET resin. During 2021, this raw material was mainly purchased from DAK Americas de Argentina S.A. and Ecopek S.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2021 was bought mainly from PBB Polisur S.A. and GC Marketing Solution CO.

In 2021, AEASA’s costs for PET resin accounted for 47% of the total variable cost of its sales.

Paraguay

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Industria do Amazonas Ltda. and Servicios y Productos para Bebidas.
●	Sweeteners: Inpasa del Paraguay S.A., Alcotec Sociedad Anónima, and Azucarera Paraguaya S.A.
●	Carbon dioxide gas: Liquid Carbonic del Paraguay S.A.
●	Caps: Sinea S.A.
●	Preforms: Industrias PET S.A.E.C.A.
●	Caps/Preforms: Andina Empaques Argentina S.A.
●	Coil: Tetra Pak Global Distribution S.A.
●	Labels/Film: Bolsi Plast S.A.
●	Caustic soda: Grupo Bio S.A.C.I.

During 2021, 75% of the variable cost of sales for beverages produced by PARESA corresponded to our main raw materials. The composition of this raw material cost is as follows: concentrate represents 51%, sugar and artificial sweeteners 17%, non-returnable bottles 12%, bottle caps 4%, carbon dioxide 1% and other raw materials 8%. Additionally, AdeS finished products for the sale of juices represented 7% of total variable costs.

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

Generally, we pay approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by

The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

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

Andina and Embonor S.A. have the right to purchase products from VJ S.A. This contract was renewed on January 1, 2019 and is currently under renewal process. Additionally, Andina, VJ S.A. and Embonor S.A. have agreed with The Coca-Cola Company to produce, bottle and commercialize these products at their respective plants.

In 2005, Vital Aguas and The Coca-Cola Company entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages in connection with the Vital, Chanqueahue, Vital de Chanqueahue, and Dasani brands incorporating at the beginning of 2008 the Benedictino brand to the product portfolio manufactured by Vital Aguas under the agreement. This contract was renewed on January 1, 2019 and is currently under renewal process.

Brazil

Our licenses for the territories in Brazil expire in October 2022.

Argentina

Our licenses for the territories in Argentina expire in September 2022.

Paraguay

Our licenses for the territories in Paraguay is currently under renewal process.

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

Law N° 20,920 passed in June 2016, sets the framework for waste management, the extended liability of the producer and the promotion of recycling, which aims to reduce waste generation and encourage reuse, recycling and other types of valorization, in order to protect people’s health and the environment. Law 21,368 was published on August 13, 2021, which requires that the composition of disposable plastic bottles must contain a percentage of plastic that has been collected and recycled within the country.

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

C.ORGANIZATIONAL STRUCTURE

The following chart presents a summary of our direct and indirect ownership interests in our subsidiaries and associated companies:

EMBOTELLADORA ANDINA S.A.
35.00%
Coca-Cola Del Valle New Ventures S.A.
59.27%
Envases Central S.A.
66.5%
Vital Aguas S.A.
99.9998%
Andina Inversiones Societarias S.A.
0.00011%
60.0%
Re-Ciclar S.A.
99.99%
0.01%
Transportes Polar S.A.
99.99%
0.00007%
Comercializadora Novaverde S.A.
99.9%
0.15%
Red de Transportes Comerciales Ltda.
99.9959%
0.0041%
Transportes Andina Refrescos Ltda.
0.10%
99.90%
Servicios Multivending Ltda.
0.000005%
99.999995%
Embotelladora Andina Chile S.A.
0.063%
99.993%
Andina Bottling Investments S.A.
50.0%
15.0%
VJ S.A.
50.0%
Envases CMF S.A.
0.034%
64.423%
Andina Bottling Investments Dos S.A.
35.543%
0.9157296%
0.003%
Embotelladora del Atlántico S.A.
99.07%
14.82%
Alimentos de Soja S.A.
0.003%
Andina Empaques Argentina S.A.
99.975%
0.07697%
97.7533%
Paraguay Refrescos S.A.
33.33%
Circular-Pet S.A.
99.99%
Rio de Janeiro Refrescos Ltda.
Sorocaba Refrescos Ltda.
40.00%
SRSA Participacoes Ltda.
40.00%
Kaik Participacoes Ltda.
11.32%
Leao Alimentos e Bebidas Ltda.
10.26%
Trop Frutas do Brasil Ltda.
7.52%
UBI 3 Participações Ltda.
8.50%
Parent Company
Consolidating subsidiaries
Associates
Investments without significant influence
Chile
Argentina
Brazil
Paraguay

The following table presents information relating to the main activities of our subsidiaries and associated companies, as well as our direct and indirect ownership interests in them as of the date of this document:

Subsidiary	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
VJ S.A.	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A.	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases Central S.A.	Manufacture and packaging of all kinds of beverages and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A (2)	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Comercializadora Novaverde S.A.	Process and commercialize fruits, ice cream, vegetables and food in general, under the Guallarauco trademark.	Chile	35.00
Re-Ciclar S.A. (3).	Produce recycled resin for the Coca-Cola system and third parties.	Chile	60.00
Rio de Janeiro Refrescos Ltda.	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Argentina	99.99
Andina Empaques S.A.	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Alimentos de SOJA S.A.	Manufacture, commercialize, import, export, transformation, fraction, package and distribute food products and beverages in general, and their raw materials and related products and by-products.	Argentina	14.82
Paraguay Refrescos S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Paraguay	97.83
Circular-Pet S.A. (4)	Produce recycled resin for the Coca-Cola system and third parties.	Paraguay	33.33
Red de Transportes Comerciales Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca-Cola del Valle New Ventures S.A.	Manufacture, distribute and commercialize all kinds of juices, waters and beverages in general.	Chile	35.00
Leão Alimentos e Bebidas Ltda.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.26
Trop Frutas do Brasil Ltda.	Manufacture, commercialize and export natural fruit pulp and coconut water.	Brazil	7.52
Sorocaba Refrescos S.A.(1)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participações Ltda.	Purchase and sale of real estate investments and property management.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
UBI 3 Participações Ltda.	Invest in other companies with own resources. Purchase and sale of real estate investments and property management.	Brazil	8.50

(1)	In 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of R$146.9 million.
(2)	In November 2021, Abisa Corp and Aconcagua Investing Ltda. were merged into Andina Bottling Investments Dos S.A. (ABISA DOS) for corporate reorganization purposes. As a consequence of the merger, Abisa Corp and Aconcagua Investing Ltda. were absorbed by ABISA DOS, which became the owner of the shares issued by Andina Inversiones Societarias S.A, previously held by Aconcagua Investing Ltda. Abisa Corp had no investment in any entity.

(3)	During 2021, Embotelladora Andina S.A. held an interest in Re-Ciclar S.A., a company whose purpose is to produce recycled resin for the Coca-Cola system and third parties. Non-controlling interest reaches 40.0%.
(4)	In February 2021, the subsidiary Paraguay Refrescos S.A. together with INPET S.A.E.C.A and CORESA incorporated and executed a shareholders’ agreement for a company named Cicular-Pet S.A. Each of these companies will own 33.3% Cicular-Pet S.A. share capital. The main activity of Cicular-Pet S.A. will be the manufacture and commercialization of post-consumer recycled PET resins, coming from the transformation of PET flakes.

D.PROPERTY, PLANTS AND EQUIPMENT

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

	MAIN USE	Square meters	Property
ARGENTINA
Embotelladora del Atlántico S.A.
Azul	Distribution Center / Warehouses	600	Third Parties
Bahía Blanca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Warehouses (Don Pedro)	6,000	Leased
Bahía Blanca	Commercial Office	903	Leased
Bahía Blanca*	Real Estate (parking lot)	73,150	Own
Bahía Blanca	Warehouses (M&F Palletizer -EDF deposit)	1,400	Leased
Bariloche	Offices / Distribution Center / Warehouses	1,870	Leased
Bialet Masse*	Real Estate**	880	Own
Bragado	Commercial Office	38	Leased
Carlos Paz	Commercial Office	270	Leased
Carmen de Patagones	Commercial Office / Warehouses / Cross Docking	1,600	Leased
Chacabuco*	Offices / Distribution Center / Warehouses	25,798	Own
Chivilcoy	Distribution Center / Warehouses	1,350	Third Parties
Chivilcoy	Commercial Office	72	Leased
Comodoro Rivadavia	Offices / Distribution Center / Warehouses	7,500	Leased
Concepcion del Uruguay	Commercial Office	118	Leased
Concordia	Commercial Office / Third party Distribution Center / Warehouses	1,214	Leased
Córdoba*	Offices /Production of soft drinks and other still beverages / Distribution Center / Warehouses / Real estate	959,585	Own
Córdoba (San Isidro)*	Deposit and Offices	8,808	Own
Córdoba	Deposit (Rigar)	8,800	Leased
Córdoba	Deposit (Ricardo Balbín)	2,500	Leased
Córdoba	Commercial Office (Dinosaurio Mall Alto Verde)	357	Leased
Coronel Suarez	Offices / Third party Distribution Center / Warehouses / Deposit	1,000	Leased
General Pico*	Offices / Distribution Center / Warehouses	15,525	Own
General Roca	Distribution Center / Warehouses	2,800	Third Parties
Gualeguaychu	Commercial Office / Warehouses	2,392	Leased
Junin (Buenos Aires)	Cross Docking	995	Third Parties
Junin (Buenos Aires)	Commercial Office	108	Leased
Mendoza*	Offices / Distribution Center / Warehouses	36,452	Own
Monte Hermoso*	Real Estate**	300	Own
Neuquén*	Offices / Distribution Center / Warehouses	10,157	Own

	MAIN USE	Square meters	Property
Olavarria	Offices / Distribution Center / Warehouses	3,065	Leased
Paraná	Commercial Office	318	Leased
Pehuajo	Offices / Distribution Center / Warehouses	1,060	Leased
Pergamino*	Offices / Cross Docking	15,700	Own
Puerto Madryn	Commercial Office	115	Leased
Rio Gallegos	Distribution Center / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Center / Warehouses	2,460	Leased
Río IV*	Cross Docking	7,482	Own
Río IV	Commercial Office	93	Leased
Rivadavia (Mendoza)*	Deposit**	800	Own
Rosario*	Offices / Distribution Center / Warehouses / Parking Lot / Real Estate	27,814	Own
San Francisco	Commercial Office	63	Leased
San Juan*	Offices / Distribution Center / Warehouses	48,036	Own
San Luis*	Commercial Office / Distribution Center / Warehouses	5,205	Own
San Nicolas	Commercial Office	50	Leased
San Rafael	Commercial Office	58	Leased
Santa Fe (Casilda)	Commercial Office	40	Leased
Santa Fe	Commercial Office	238	Leased
Santa Rosa	Distribution Center / Warehouses	1,200	Third Parties
Santo Tomé*	Administrative Office / Distribution Center / Warehouses	88,309	Own
Trelew*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	51,000	Own
Trelew	Warehouses	1,500	Leased
Tres Arroyos	Offices / Cross Docking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Center / Warehouses	1,360	Leased
Ushuaia	Commercial Office	94	Leased
Venado Tuerto	Commercial Office / Distribution Center / Warehouses	2,449	Third Parties
Villa Maria	Commercial Office	125	Leased
Villa Mercedes	Commercial Office	70	Leased
Andina Empaques Argentina S.A.
Buenos Aires*	Production of bottles, PET Preforms, Plastic Caps and Cases	27,520	Own
Buenos Aires	Deposit adjoining the production plant	1,041	Leased
BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	2,243,953	Own
Nova Iguaçu*	Distribution Center / Warehouses	82,618	Own
Bangu*	Distribution Center	44,389	Own

	MAIN USE	Square meters	Property
Campos dos Goytacazes*	Distribution Center	36,083	Own
Cabo Frio*	Distribution Center**	1,985	Own
São Pedro da Aldeia 1*	Distribution Center	10,139	Concession
Itaperuna*	Cross Docking	2,500	Leased
Caju 1*	Distribution Center	4,866	Own
Caju 2*	Distribution Center	8,058	Own
Caju 3*	Parking Lot	7,400	Leased
Vitória (Cariacica)*	Distribution Center	93,320	Own
Cachoeiro do Itapemirim*	Cross Docking	8,000	Leased
Linhares*	Cross Docking	1,500	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto*	Real Estate	279,557	Own
Franca*	Distribution Center	32,500	Own
Mococa*	Distribution Center	33,669	Leased
Araraquara*	Distribution Center	11,658	Own
São Paulo*	Apartment	69	Own
São Joao da Boa Vista*	Cross Docking	20,773	Own
São Pedro da Aldeia 2*	Parking Lot	6,400	Concession
Nova Friburgo*	Commercial Office / Cross Docking	350	Leased
Guarapari*	Commercial Office	218	Leased
Colatina*	Commercial Office / Cross Docking	3,840	Leased
São Mateus*	Commercial Office / Cross Docking	2,007	Leased
Rio das Ostras*	Commercial Office	527	Leased
Passos*	Distribution Center	8,500	Leased
CHILE
Embotelladora Andina S.A.
Renca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	380,833	Own
Renca*	Warehouses	55,562	Own
Renca*	Warehouses	11,211	Own
Renca*	Warehouses	46,965	Own
Carlos Valdovinos*	Distribution Center / Warehouses	106,820	Own
Puente Alto *	Distribution Center / Warehouses	68,682	Own
Maipú*	Distribution Center / Warehouses	45,833	Own
Demetrop (Metropolitan Region)	Warehouses	n/a	Leased
Trailerlogistic (Metropolitan Region)	Warehouses	n/a	Leased
Monster (Metropolitan Region)	Warehouses	n/a	Leased
Rancagua*	Distribution Center / Warehouses	25,920	Own
San Antonio*	Distribution Center / Warehouses	19,809	Own

	MAIN USE	Square meters	Property
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	8,028	Own
Calama*	Distribution Center / Warehouses	10,700	Own
Tocopilla*	Distribution Center / Warehouses	562	Own
Coquimbo*	Offices / Distribution Center / Warehouses	31,383	Own
Copiapó*	Distribution Center / Warehouses	26,800	Own
Ovalle*	Distribution Center / Warehouses	6,223	Own
Vallenar*	Distribution Center / Warehouses	5,000	Own
Illapel	Distribution Center / Warehouses	n/a	Leased
Punta Arenas*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique*	Distribution Center / Warehouses	5,093	Own
Puerto Natales	Distribution Center / Warehouses	850	Leased
VJ S.A.
Renca*	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo*	Offices / Production of Waters	346,532	Own
Envases Central S.A.
Renca*	Offices / Production of Soft Drinks	51,907	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo*	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo*	Offices / Warehouses	32,911	Own
Encarnación*	Offices / Warehouses	12,744	Own
Ciudad del Este*	Offices / Warehouses	14,620	Own
*	Free of encumbrance properties.

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

	Year Ended December 31,
	2020			2021
			Capacity			Capacity
	Annual	Average	Utilization	Annual	Average	Utilization
	Total	Capacity	During	Total	Capacity	During
	Installed	Utilization	Peak Month	Installed	Utilization	Peak Month
	Capacity(1)	(%)	(%)	Capacity(1)	(%)	(%)
Soft drinks (millions of UCs):
Andina Chile	317	50	64	328	53	67
Andina Brazil	421	53	63	404	58	66
Andina Argentina	378	39	58	368	43	59
Paraguay Refrescos	128	39	57	128	45	52
Other beverages (millions of UCs)
Andina Chile	22	54	61	20	66	73
Andina Brazil	56	43	54	58	49	60
Andina Argentina	117	15	24	127	18	12
Paraguay Refrescos	33	29	36	34	33	44
ECSA/VJSA/VASA	122	53	59	136	51	81
PET packaging (millions of bottles) (2)	46	38	66	46	38	48
Preforms (millions of preforms) (2)	860	64	85	900	77	98
Plastic caps (millions of caps) (2)	1,000	41	97	1,000	48	74
Cases(2)	0.7	59	100	1.0	75	100
(1)	Annual Total Installed Capacity assumes production of the mix of products and containers produced in 2020 and 2021. Capacity calculation was standardized for all operations. Thus, calculation considers Overall Equipment Effectiveness budgeted for the years 2020 and 2021.
(2)	Andina Empaques Argentina only.

In 2021, we continued to modernize and renovate our manufacturing facilities in order to maximize efficiency and productivity. In Chile, during 2021 we began installing a hybrid bottling line to fill 20 liters returnable water bottles and non-returnable 6.5 liters bottles, with the capacity of blowing both sizes and therefore allowing to use level 1 recyclable refillable bottles. This line will begin production during the first half of 2022 in Renca plant. Another relevant investment in 2021 was the extension of the continuous blending mixers to increase the capacity for new SSD recipes. With the purpose of improving our water usage ratio, we implemented the first step of an investment masterplan, starting to recover reject water from the filtration plant in Renca and recovering water from the bottle washing machine in Antofagasta. This investment will continue in 2022 with an ambitious water reduction plan.

In Brazil, in 2021, we began replacing the refrigeration cooling system at the Ribeirão Preto production facility, in order to improve its energy efficiency. Additionally, we acquired a production line for one way packaging, which will allow us to replace an older, lower-productivity line. Complementing these projects, we continued renewing our truck fleet, enabling lower maintenance and operating costs.

In Argentina, in 2021, investments were made for the production of the sugar-reduced version of Coca-Cola. We also purchased equipment and made the necessary adjustments to have single returnable containers in 1.25 liters glass bottles, replacing the ACL label (permanent) with the OW label, optimizing the number of containers and allowing greater flexibility to change formulas and new flavors. Process and line adjustments were made in order to incorporate the production of the Monster brand in the canning line at the Córdoba Plant. Investments were made for the manufacture of the Ref Pet 2 liters container at the Trelew Plant.

In Paraguay, in 2021, the start-up of a new line of sensitive products was completed, expanding production capacity by 25%. We believe we have the capacity in each of the franchise territories to meet consumer demand for each product format. Because bottling is a seasonal business with significantly higher demand during the South American summer and spring and because soft drinks are perishable, it is necessary for bottlers to carry significant over-capacity in order to meet the substantially greater seasonal demand. We assure the quality of our products through worldwide class practices and procedures maintaining quality control laboratories and structures in each production facility where raw materials are tested and where we analyze samples of our products.

As of December 31, 2021, we had total installed annual production capacity, including soft drinks, fruit juices, water and other beverages, of 1,602 million unit cases. Our primary facilities include:

●	through Coca-Cola Andina, in the Chilean territory, three soft drink and other beverages production facilities with 19 production lines, with total installed annual capacity of 347 million unit cases (21.7% of our total installed annual capacity);
●	through Vital Jugos in the Chilean territory, one fruit juice production facility, with 12 production lines, with total installed annual capacity of 40.5 million unit cases (2.5% of our total installed annual capacity);
●	through ECSA in the Chilean territory, one fruit juice production facility, with 2 production lines, with total installed annual capacity of 51.3 million unit cases (3.2% of our total installed annual capacity);
●	through Vital Aguas in the Chilean territory, one mineral water production facility, with 2 production lines, with total installed annual capacity of 44.2 million unit cases (2.8% of our total installed annual capacity);
●	through Rio de Janeiro Refrescos in the Brazilian territory, three soft drink and other beverages production facilities with 18 production lines for soft drinks with total installed annual capacity of 404 million unit cases (25.2% of our total installed annual capacity); and 11 production lines for juices, tea and water which satisfy the franchise’s needs and re-sales to other bottlers in Brazil, with total installed annual capacity of 58 million unit cases (3.6% of our total installed annual capacity);
●	through Embotelladora del Atlántico in the Argentine territory, three soft drink and other beverages production facilities with 17 production lines for soft drinks with a total installed annual capacity of 368 million unit cases (23.0% of our total installed annual capacity); four production lines for juices that covers the needs of our franchise, and one production line for waters and sensitive products with a total installed annual capacity of 127 million unit cases (7.9% of our total installed annual capacity);
●	through Andina Empaques Argentina S.A. in the Argentine territory, one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, two bottle blowers, two injectors for plastic caps and one production line for cases, with a total installed annual capacity of 1,947 million units considering PET bottles, preforms, plastic caps and cases;
●	through PARESA in the Paraguayan territory, one production facility located in San Lorenzo, with seven soft drink and other beverages production lines with a total installed annual capacity of 141 million unit cases (9.0% of our total installed annual capacity); and three tetra pack lines with a total installed annual capacity of 20 million unit cases (1.1% of our total installed annual capacity).

ITEM 4A.UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.OPERATING RESULTS 2021

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2021, 2020 and 2019.

Our consolidated financial results for the years ended December 31, 2021, 2020 and 2019 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay. Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency).

IFRS requires that assets and liabilities of our subsidiaries outside of Chile be converted from the functional currency to the presentation currency (Chilean peso) at year-end exchange rates, and that income and expense accounts are converted at monthly average exchange rates for the month in which they are recognized for those subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2019, 2020 and 2021 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

●	First adoption of a hyperinflationary economy was in 2018: Losses and gains by correction of current non-monetary items the previous year are recorded in accumulated results as of January 1, 2018.
●	The statement of financial position (balance sheet): Non-cash items are expressed in the current currency at the balance sheet date and translated to the presentation currency at the closing exchange rate. Losses and gains are included in net earnings (fiscal year income).
●	The income statement: Income statement items are expressed in the current currency unit at the end of the reporting period, using the variation of the general price index from the date on which the expenses and revenues were accrued, and translated to the presentation currency at closing exchange rate.
●	Cash flow statement: Cash flow statement items are expressed in the current currency unit at the end of the reporting period and translated to the presentation currency at closing exchange rate.

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

The Impact of the Ongoing COVID-19 Pandemic

As a result of the impact that the ongoing COVID-19 pandemic is having across the world, including in the countries where we operate, we have taken measures necessary to protect the health and safety of our employees and to ensure the continuity of our operations. Among the measures we have taken are the following:

●	the launch of a campaign to educate our employees on actions to be taken to avoid the spread of the virus;
●	sending home any employee that has been exposed to the virus;
●	implementation of additional cleaning protocols for our facilities;
●	modifying certain work practices and activities, without affecting our operational standards; for instance, home office has been implemented for those employees whose work can be performed remotely;
●	providing personal protection and cleaning products (including face masks and sanitizers) to those employees who need to keep working at our plants and distribution centers or in the transportation of our products;
●	implementing a plan to promote and facilitate the voluntary vaccination of our employees (including third party employees), carrying out a weekly monitoring of the progress of vaccination status at a regional level; and
●	establishing a preventive protocol for the application of PCR tests and COVID-19 antigens in our production plants and distribution centers, in order to detect and isolate infected people and identify close contacts.

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

During 2021, the authorities in the countries in which we operate have started to ease restrictions related to COVID-19, and sales in our different commercial channels have gradually normalized. If these measures were to become more restrictive, our Company’s priority will continue to be to protect the health and safety of our employees and to continue operating to serve our customers and communities in the best way we can. To date, our operations have not been required to close and we are not aware of the virus affecting any significant part of our workforce.

As a result of the COVID-19 pandemic and government measures, we have experienced high volatility in our sales across channels, mostly in the on-premise channel, consisting mainly of restaurants and bars, which are currently able to operate but with capacity restrictions. Because the pandemic and the actions taken by governments change rapidly, we believe it is too early to make conclusions about changes in long-term consumption patterns, and how changes may affect our operational and financial results in the future.

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

Summary of Results of Operations for the Years ended December 31, 2020 and 2021

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020	2021

	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	153.8	168.6
Mineral water	41.1	51.0
Juices and other non-alcoholic	33.9	47.9
Beer & Spirits	7.5	39.5
Total	236.3	307.0

Brazil
Soft drinks	205.5	204.3
Mineral water	17.9	18.6
Juices and other non-alcoholic	18.8	22.0
Beer	23.0	21.5
Total	265.1	266.4

Argentina
Soft drinks	145.2	157.4
Mineral water	12.0	14.1
Juices and other non-alcoholic	9.5	13.1
Total	166.7	184.7

Paraguay
Soft drinks	55.1	57.6
Mineral water	6.5	7.8
Juices and other non-alcoholic	4.8	4.9
Total	66.4	70.3
(1)	Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

Note: Totals may not sum due to rounding.

	Year ended December 31,
	2020		2021
	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	644,762	38.0	975,296	44.0
Brazil	580,063	34.2	539,257	24.3
Argentina	318,828	18.8	536,955	24.2
Paraguay	157,153	9.3	169,216	7.6
Inter-country eliminations (1)	(2,524)	(0.1)	(3,993)	(0.2)
Total net sales	1,698,281	100.0	2,216,733	100.0
(1)	Eliminations represent intercompany sales.

Note: Totals may not sum due to rounding.

The following tables set forth our results of operations for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2020		2021
		% of net		% of net
	Ch$ millions	sales	Ch$ millions	sales
Net sales	1,698,281	100.0	2,216,733	100.0
Cost of sales	(1,022,499)	(60.2)	(1,375,393)	(62.0)
Gross profit	675,783	39.8	841,340	38.0
Distribution and administrative expenses	(436,171)	(25.7)	(548,902)	(24.8)
Other (expense) income, net (1)	(61,589)	(3.6)	(89,229)	(4.0)
Income taxes	(54,905)	(3.2)	(46,177)	(2.1)
Net income	123,117	7.2	157,032	7.1
(1)	Includes other income (expenses), financial income (expenses), share in profit of investees accounted for under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
Millons Ch$	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021

Net Sales	644,762	975,296	580,063	539,257	318,828	536,955	157,153	169,216	(2,524)	(3,993)	1,698,281	2,216,733
Cost of sales	(392,720)	(630,862)	(373,445)	(361,323)	(172,066)	(296,090)	(86,792)	(91,109)	2,524	3,993	(1,022,499)	(1,375,393)
Gross profit	252,041	344,434	206,618	177,934	146,762	240,865	70,361	78,107	—	—	675,783	841,340
Distribution and administrative expenses	(160,876)	(209,202)	(117,623)	(108,592)	(120,729)	(190,538)	(31,516)	(34,177)	—	—	(430,744)	(542,509)
Corporate expenses	—	—	—	—	—	—	—	—	—	—	(5,427)	(6,393)
(1)	Totals may not sum due to rounding.

Net Sales

Our sales volume was 828.3 million unit cases during the year ended December 31, 2021, a 12.8% increase compared to 734.6 million unit cases in 2020, explained by the volume increase in our four operations. Volume for soft drinks, waters, juices and other non-alcoholic beverages and beer and spirits increased 5.0%, 18.2%, 31.0% and 100.3%, respectively, in each case during the year ended December 31, 2021 compared to 2020. The increase of sales volume of beer is mainly due to the new distribution agreement signed with AB InBev in Chile, beginning November 2020. Excluding beer volume in Chile, resulting from the new agreement with AB InBev, sales volume would have increased by 8.6% during the year.

Our net sales were Ch$2,216,733 million during the year ended December 31, 2021, a 30.5% increase compared to Ch$1,698,281 million during 2020. Our net sales increased mainly as a result of an increase in sales in Argentina, Chile and Paraguay, and a positive effect upon translation of figures from our operation in Argentina. This was partially offset by lower sales in Brazil, mainly as a result of a decrease in the sales of beer.

Soft drinks represented 60.7% of net sales during the year ended December 31, 2021, compared to 65.4% during 2020.

Chile

Our sales volume in Chile was 307.0 million unit cases during the year ended December 31, 2021, a 29.9% increase compared to 236.3 million unit cases during 2020. Volume for soft drinks, waters, juices and other non-alcoholic beverages and beer and spirits in Chile increased 9.6%, 24.2%, 41.2% and 426.4%, respectively, in each case during the year ended December 31, 2021, compared to 2020. Excluding beer volume in Chile resulting from the new agreement with AB InBev, sales volume would have increased by 17.2% during the year.

Our average market share for soft drinks in Chile during the year ended December 31, 2021, according to A.C. Nielsen Company, was 64.1% (in terms of volume), compared to 65.2% for 2020, and 67.4% (in terms of average sales), compared to 68.3% for 2020. It is worth mentioning that, as a result of restrictions related to COVID‐19, beginning from April 2020 the company conducting the survey had to change the methodology and the sample, and in certain months the survey work was carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Our net sales in Chile were Ch$975,296 million during the year ended December 31, 2021, a 51.3% increase compared to Ch$644,762 million during 2020, which is explained by the aforementioned volume increase and by higher revenues per unit case.

Our net sales of soft drinks in Chile were Ch$480,158 million during the year ended December 31, 2021, a 17.9% increase when compared to Ch$407,191 million in 2020, mainly as a result of the volume increase and by higher revenues per unit case. Our net sales of water, juices and other non-alcoholic beverages in Chile were Ch$245,400 million during the year ended December 31, 2021, a 41.5% increase compared to Ch$173,459 million during 2020, primarily as a result of the higher volume sold, and by higher revenues per unit case. Our net sales of beer and spirits in Chile were Ch$249,738 million during the year ended December 31, 2021, a 289.5% increase compared to Ch$64,111 million during 2020, mainly as a result of the new distributing agreement with AB InBev, effective since November 2020.

Brazil

Our sales volume in Brazil was 266.4 million unit cases during the year ended December 31, 2021, a 0.5% increase compared to 265.1 million unit cases during 2020. Volume for soft drinks and beer, in Brazil decreased 0.6% and 6.4%, respectively, while volume for waters and juices and other non-alcoholic beverages increased 4.2% and 17.0%, respectively, in each case during the year ended December 31, 2021 compared to 2020. The decrease of sales volume of beer is mainly explained because beginning September 2021, the distribution of part of our Heineken portfolio was terminated.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2021, according to A.C. Nielsen Company, was 62.2% (in terms of volume), compared to 62.1% for 2020, and 68.4% (in terms of average sales), compared to 68.3% for 2020.

Our net sales in Brazil were Ch$539,257 million during the year ended December 31, 2021, a 7.0% decrease compared to Ch$580,063 million during 2020.

Our net sales of soft drinks in Brazil were Ch$313,148 million during the year ended December 31, 2021, a 1.4% decrease compared to Ch$317,713 million during 2020. In local currency, net sales of soft drinks increased 3.5%, mainly because of higher revenue per unit case, partially offset by the lower volume sold. Our net sales of water and juices and other non-alcoholic beverages in Brazil were Ch$79,760 million during the year ended December 31, 2021, a 19.6% decrease compared to Ch$99,184 million during 2020. In local currency, net sales of water and juices and other non-alcoholic beverages increased 9.0%, mainly because of an increase in volumes sold, partially offset by a lower average revenue per unit case sold. Our net sales of beer in Brazil were Ch$146,350 million during the year ended December 31, 2021, a 10.3% decrease compared to Ch$163,167 million during 2020. In local currency, net sales of beer decreased 4.0%, mainly as a result of lower volume sold, explained by the termination of the distribution agreement of some of the Heineken beer brands in September.

Argentina

Our sales volume in Argentina was 184.7 million unit cases during the year ended December 31, 2021, a 10.8% increase compared to 166.7 million unit cases during 2020. Volume for soft drinks, waters and juices and other non-alcoholic beverages in

Argentina increased 8.4%, 17.8% and 38.0%, respectively, during the year ended December 31, 2021 compared to 2020. The increase of sales volumes is explained mainly by the recovery of the economy after the 2020 recession caused by the pandemic.

Our average market share for soft drinks in Argentina during the year ended December 31, 2021, according to A.C. Nielsen Company, was 59.6% (in terms of volume), compared to 61.5% for 2020, and 69.8% (in terms of average sales), compared to 71.2% for 2020. It is worth mentioning that, as a result of restrictions related to COVID‐19, beginning from April 2020 the company conducting the survey had to change the methodology and the sample, and in some months the survey work was carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Our net sales in Argentina were Ch$536,955 million during the year ended December 31, 2021, a 68.4% increase compared to Ch$318,828 million during 2020. This was mainly explained by the aforementioned increase in sales volume, by a positive effect upon translation of Argentinian pesos to Chilean pesos, and by a higher average revenue per unit case sold.

Our net sales of soft drinks in Argentina were Ch$419,724 million during the year ended December 31, 2021, a 61.4% increase compared to Ch$260,118 million during 2020. In local currency, net sales of soft drinks increased 10.4% in real terms, mainly as a result of the increase in sales volume, and by a higher average revenue per unit case sold. Our net sales of juices and other non-alcoholic beverages, waters and beer and spirits in Argentina were Ch$97,742 million during the year ended December 31, 2021, a 96.2% increase compared to Ch$49,818 million during 2020. In local currency, net sales of juices and other non-alcoholic beverages, water and beer and spirits increased 38.7% in real terms, mainly due to the previously mentioned increase in volumes.

Paraguay

Our sales volume in Paraguay was 70.3 million unit cases during the year ended December 31, 2021, a 5.8% increase compared to 66.4 million unit cases during 2020. Volume for soft drinks, water and juices and other non-alcoholic beverages in Paraguay increased 4.6%, 19.9% and 0.4%, respectively, in each case during the year ended December 31, 2021, compared to 2020.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2021, according to A.C. Nielsen Company, was 75.9% (in terms of volume) compared to 76.5% for 2020, and 81.0% in terms of average sales, compared to 81.3% for 2020 according to the same source. It is worth mentioning that, as a result of restrictions related to COVID‐19, beginning from April 2020 the company conducting the survey had to change the methodology and the sample, and in some months the survey work was carried out with a higher degree of face-to-face/telephone measurement than other months, therefore figures are not completely comparable with those of previous periods.

Our net sales in Paraguay were Ch$169,216 million during the year ended December 31, 2021, a 7.7% increase compared to Ch$157,153 million during 2020, mainly resulting from a higher volume sold, and higher revenues per unit case.

Our net sales of soft drinks in Paraguay were Ch$134,284 million during the year ended December 31, 2021, a 6.5% increase compared to Ch$126,058 million during 2020. In local currency, our net sales of soft drinks increased 9.6%, primarily as a result of an increase in volume sold, and by a higher average revenue per unit case. Our net sales of water and juices and other non-alcoholic beverages in Paraguay were Ch$34,932 million during the year ended December 31, 2021, a 12.3% increase compared to Ch$31,095 million during 2020. In local currency, net sales of water and juices and other non-alcoholic beverages increased by 15.6%, primarily as a result of the increase in sales volume, and by a higher average revenue per unit case sold.

Cost of Sales

Our cost of sales was Ch$1,375,393 million during the year ended December 31, 2021, a 34.5% increase, compared to Ch$1,022,499 million during 2020. The cost of sales per unit case increased 19.3% in the same period. This increase was mainly due to (i) the higher volume sold, (ii) the shift in the mix towards products which carry a higher costs per unit case, such as immediate consumption packaging, (iii) a higher cost of sugar and PET in Argentina, Brazil and Chile, (iv) the devaluation of the Argentine peso against the U.S. dollar, which impacts dollarized costs, and (v) the effect of translating figures to Chilean pesos of our operation in Argentina. Our cost of sales represented 62.0% of net sales for the year ended December 31, 2021, compared to 60.2% for 2020.

Chile

Our cost of sales in Chile was Ch$630,862 million during the year ended December 31, 2021, a 60.6% increase compared to Ch$392,720 million during 2020. The cost of sales per unit case increased 23.6% in the same period. The increase in the cost of sales was mainly due to the increase in sales in the beer and spirits category, explained by the commercialization of AB InBev beers, which have a high cost per unit case, by the higher sales volume in the other categories, and by the increase in the cost of PET resin. Our cost of sales in Chile represented 64.7% of net sales in Chile for the year ended December 31, 2021, compared to 60.9% for 2020.

Brazil

Our cost of sales in Brazil was Ch$361,323 million during the year ended December 31, 2021, a 3.2% decrease compared to Ch$373,445 million during 2020. The cost of sales per unit case decreased 3.7% in the same period. In local currency, total cost of sales increased 6.4%, mainly due to (i) a higher cost of sugar, (ii) a higher use and cost of resin, and (iii) the negative effect of the devaluation of the real on our dollarized costs. Our cost of sales in Brazil represented 67.0% of net sales in Brazil for the year ended December 31, 2021, compared to 64.4% for 2020.

Argentina

Our cost of sales in Argentina was Ch$296,090 million during the year ended December 31, 2021, a 72.1% increase compared to Ch$172,066 million during 2020. The cost of sales per unit case increased 55.4% in the same period. In local currency (in real terms, based on currency rates as of December 2021) cost of sales increased 17.7% mainly due to (i) the increase in volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, and (iii) the higher cost of sugar and PET resin. Our cost of sales in Argentina represented 55.1% of net sales in Argentina for the year ended December 31, 2021, compared to 54.0% for 2020.

Paraguay

Our cost of sales in Paraguay was Ch$91,109 million during the year ended December 31, 2021, a 5.0% increase compared to Ch$86,792 million during 2020. Cost of sales per unit case decreased 0.8% during the same period. In local currency, cost of sales increased 8.3%, mainly explained by a higher volume sold. Our cost of sales in Paraguay represented 53.8% of net sales in Paraguay for the year ended December 31, 2021, compared to 55.2% for 2020.

Gross Profit

Due to the factors described above, our gross profit was Ch$841,340 million during the year ended December 31, 2021, a 24.5% increase compared to Ch$675,783 million during 2020. Our gross profit represented 38.0% of our net sales during the year ended December 31, 2021, compared to 39.8% of our net sales in 2020.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$548,902 million during the year ended December 31, 2021, a 25.8% increase compared to Ch$436,171 million during 2020. This increase in distribution, administrative and sales expenses, was mainly due to (i) higher marketing expenses, (ii) higher labor expenses in Argentina, Chile and Paraguay, (iii) higher distribution expenses due to the higher volume sold and (iv) the effect of translating figures into Chilean pesos of our Argentine operations. Our distribution, administrative and sales expenses represented 24.8% of our net sales during the year ended December 31, 2021, compared to 25.7% for 2020.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$209,202 million during the year ended December 31, 2021, a 30.0% increase compared to Ch$160,876 million during 2020. This was mainly due to (i) higher freight expenses due to the higher volume sold, (ii) higher labor expenses, and (iii) higher advertising expenses. Our distribution, administrative and sales expenses in Chile represented 21.5% of our net sales in Chile during the year ended December 31, 2021, compared to 25.0% for 2020.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$108,592 million during the year ended December 31, 2021, a 7.7% decrease compared to Ch$117,623 million during 2020. In local currency, they increased 2.3%, mainly explained by higher advertising expenses, and higher distribution expenses due to higher volumes and higher fuel costs. This increase was partially offset by lower depreciation charges and lower labor costs. Our distribution, administrative and sales expenses in Brazil represented 20.1% of our net sales in Brazil during the year ended December 31, 2021, compared to 20.3% for 2020.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$190,538 million during the year ended December 31, 2021, a 57.8% increase compared to Ch$120,729 million during 2020. In local currency (in real terms, based on currency rates as of December 2021), the distribution, administrative and sales expenses increased 7.9%, mainly due to higher labor expenses, higher freight expenses due to higher sales volumes, and lower other operating income classified under this item. Our distribution, administrative and sales expenses in Argentina represented 35.5% of our net sales in Argentina during the year ended December 31, 2021, compared to 37.9% for 2020.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$34,177 million during the year ended December 31, 2021, a 8.4% increase, compared to Ch$31,516 million during 2020. The distribution, administrative and sales expenses in local currency in Paraguay increased 13.1%, which is mainly due to (i) higher labor expenses, (ii) higher advertising expenses, (iii) higher depreciation expenses, and (iv) higher distribution expenses, due to the higher volume sold. Our distribution, administrative and sales expenses in Paraguay represented 20.2% of our net sales in Paraguay during the year ended December 31, 2021, compared to 20.1% for 2020.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020	2021

	(in millions of Ch$)
Other income (expense)	(9,074)	(13,874)
Financial income	14,946	7,792
Financial costs	(54,773)	(52,992)
Share of income (losses) from affiliated companies and joint business that are accounted for using the equity method	2,229	3,093
Exchange rate differences	(3,088)	(5,508)
Gain (loss) from differences in indexed financial assets and liabilities	(11,829)	(27,739)
Other income (expense), net	(61,589)	(89,229)

We had other expenses, net, of Ch$89,229 million during the year ended December 31, 2021, a 44.9% increase compared to Ch$61,589 million during 2020. The increase in other expenses, net, is mainly explained by an increase in losses from indexed financial assets and liabilities due to the effect of higher inflation compared to the previous period on the total debt in UF. In addition, we experienced a decrease in financial income of Ch$7,154 million due to the market value of certain assets where we have investments, and an increase in Other expenses of Ch$4,800 million due to contingencies and bank tax expenses.

Income Taxes

We had income taxes of Ch$46,177 million during the year ended December 31, 2021, a 15.9% decrease compared to Ch$54,905 million during 2020. This decrease is mainly explained by the depreciation of the Chilean peso against the U.S. dollar (18.8%), which generated a lower tax expense of Ch$19,117 million in 2021, generated by the exchange difference. This decrease in tax expense was partially offset by the increase in income before taxes (14.1%) which generated an increase in income tax expense.

Net Income

Due to the factors described above, we had a net income of Ch$157,032 million during the year ended December 31, 2021, a 27.5% increase compared to Ch$123,117 million during 2020. Our net income represented 7.1% of our net sales during the year ended December 31, 2021, compared to 7.2% for 2020.

Summary of Results of Operations for the Years ended December 31, 2019 and 2020

For information regarding the results of operations for the years ended December 31, 2019 and December 31, 2020, See “Item 5. Operating and Financial Review and Prospects –A. Operating Results 2020 –Summary of Results of Operations for the years ended December 31, 2018, 2019 and 2020” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

Basis of Presentation

The aforementioned discussion should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements, including the notes thereto.

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

These financial statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2021 and 2020 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2021, 2020 and 2019, all of which were approved by the board of directors on April 26, 2022.

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

The management of the Company understands that these discounted cash flows of the Company and subsidiaries are sensitive to many factors. The following further discusses the sensitivity of the most significant estimates in the value in use calculation: Discount Rate, Residual Cash Flows Growth Rate and EBITDA Margin.

Discount Rate: The Company used a weighted average cost of capital (WACC) in which each category of capital was proportionately weighted to obtain the discount rate. For each CGU we used a different discount rate, reflecting the specific risks related to its country’s and operation’s risk. To provide a more broad understanding of the effect of this variable on the valuation, changes in the discount rate of +/- 200 bps were applied. The result of this sensitivity analysis was that the value in use were greater than their respective recorded assets of each of the CGUs.

Residual Cash Flows Growth Rate: In the model it was assigned a specific growth rate to future residual cash flows (beyond 5 years projections) for each CGU. To have a better understanding of the effect of this perpetual growth rate on the valuations, changes in the growth rate on +/- 30 bps were applied for each of the CGU. As a result of this sensitivity analysis, the value in use were greater than their respective recorded assets of each of the CGUs.

EBITDA Margin: Given that cash flows from each CGU may vary from the original projections for different reasons, such as variations on volume of sales, on prices, on expenses and also on other economic factors, management decided to apply a sensitivity analysis based on the variation of EBITDA margin of each CGU. The variation range of margins was of +/-150 bps from the original EBITDA margin of each year projected (2022-2026) and perpetuity. The result of the sensitivity analysis was that the generated value in use were greater than their respective assets on each CGU.

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

Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a current obligation as a result of a past event (legal or constructive), and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is management’s best estimate as to the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling legal claims are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed. A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

Impact of Foreign Currency Fluctuations

Pursuant to the methodology of conversion of IFRS, the assets and liabilities of the subsidiaries of Brazil and Paraguay are converted from their functional currency (Brazilian real and Paraguayan guaraní, respectively) to the presentation currency of the Parent company (Chilean peso), at the closing exchange rate, and income accounts at the exchange rate of the date of each transaction or at the average exchange rate of each month in which these are performed. In the case of subsidiaries operating in hyperinflationary environments (Argentina, beginning in 2018), non-monetary assets and liabilities and income statements items are restated by the inflation rate of the hyperinflationary economy, bringing its effects to the income statement. These restated balances are converted from the functional currency to the presentation currency at the closing exchange rate of each year. The effects of these conversions are presented as other comprehensive income not affecting the results of the fiscal years ended as of December 31, 2019, 2020 and 2021. The conversion effect resulting from bringing assets and liabilities (including the effects of intercompany accounts designated as an integral part of the investment) from the functional currency to the presentation currency, according to the methodology described above, resulted in an increase of other comprehensive income of Ch$75,916 million in 2021 (a net decrease of Ch$178,412 million in 2020 and a net decrease of Ch$32,402 million in 2019).

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

The mark to market of these contracts is recorded according to the hedge accounting methodology outlined in IFRS standards, i.e., the valuation at fair value is carried to equity accounts, and when the effect on results of the hedged item occurs, the effects of derivatives contracts, are recycled from equity to operating results. For further information about the instruments, we use to protect against foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

B.LIQUIDITY AND CAPITAL RESOURCES

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

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, however during 2021, we received dividends from subsidiaries in Argentina, Brazil and Paraguay. In July 2021, the Argentine government reinstated exchange restrictions. Aside from these restrictions that we will likely continue to face during 2022, we cannot assure you that we will not face restrictions in the future regarding the distribution of dividends from any other foreign subsidiaries.

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

Our financing policy contemplates that each subsidiary finances its own operations. From this perspective, each subsidiary’s management focuses on cash generation and should establish clear targets for operating income, capital expenditures and levels of working capital. These targets are reviewed on a monthly basis to ensure that their objectives are met. Should additional financing needs arise, either as a result of a cash deficit or to take advantage of market opportunities, our general policy is to prefer local financing to allow for natural hedging. If local financing conditions are not acceptable, because of costs or other constraints, Andina will provide financing, or our subsidiary could finance itself in a currency different than the local one and will use derivative instruments to hedge against the operation’s functional currency.

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

The Company believes its balances of cash and cash equivalents, which totaled Ch$304,312,020,152 as of December 31, 2021, along with cash generated by ongoing operations and continued access to debt markets, will be sufficient to satisfy its cash requirements over the next twelve months and beyond.

The Company’s material cash requirements include the following contractual and other obligations.

Debt

As of December 31, 2021, the Company had outstanding floating- and fixed-rate notes with varying maturities for an aggregate principal amount of Ch$1,046,045,280,794 (collectively the “Notes”), with Ch$25,383,338,455 payable within 12 months. Future interest payments associated with the Notes total Ch$505,372,340,205, with Ch$13,333,338,420 payable within 12 months.

Leases

The Company has lease arrangements for certain equipment and facilities, including machinery and production lines, building and installations and technology equipment. As of December 31, 2021, the Company had fixed lease payment obligations of Ch$24,578,565,236, with Ch$8,191,535,104 payable within 12 months.

Manufacturing Purchase Obligations

The Company has agreements with its collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in purchase of supplies for production like sugar, beverage cans and payments to obtain rights over mineral spring waters, among others. As of December 31, 2021, the Company had manufacturing purchase obligations of Ch$100,047,513,037, with Ch$59,814,253,197 payable within 12 months.

Other Purchase Obligations

The Company’s other purchase obligations primarily consist of contracts entered into to supply information technology services, company commitments with its franchisor to make investments or expenses related to the development of the franchise, staff support services, security services, maintenance services for fixed assets. As of December 31, 2021, the Company had other purchase obligations of Ch$39,965,158,989, with Ch$25,540,340,559 payable within 12 months.

Cash Flows from Operating Activities 2021 vs. Cash Flows from Operating Activities 2020 and 2019

Cash flows from operating activities during 2021 amounted to Ch$305,055 million compared to Ch$278,769 million in 2020. The increase in cash flow generation was mainly due higher collections from sales, partially offset by higher payment to suppliers and employees and income taxes.

See “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

Cash Flows from Investing Activities 2021 vs. Cash Flows from Investing Activities 2020 and 2019

Cash flows for investment activities (includes purchase and sale of property, plant and equipment; investments in associated companies; and financial investments) amounted to Ch$198,253 million in 2021 compared to Ch$223,879 million during 2020. The decrease in cash flow used in investing activities is mainly explained by lower purchases of short-term financial instruments partially offset by an increase in investment in property, plant and equipment.

See “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

Cash Flows from Financing Activities 2021 vs. Cash Flows from Financing Activities 2020 and 2019

Financing activities generated a negative cash flow of Ch$115,320 million in 2021, decreasing Ch$228,360 million compared to 2020, which is mainly explained by the bond issuance in 2020 (Senior Notes due 2050).

As of December 31, 2021, 20 short-term credit lines are available for an amount equivalent to Ch$167,649 million, of which all of them are unused lines of credit that remain available. In Argentina, we had the equivalent of Ch$48,147 million in credit available from nine lines of credit, which have not been used. In Brazil, we had the equivalent of Ch$90,963 million in credit available from eight lines of credit, which remained unused as of December 31, 2021. In Chile, we had the equivalent of Ch$7,000 million in credit available from one line of credit, which has not been used. In Paraguay, we had the equivalent of Ch$21,540 million in credit available from two lines of credit, which have not been used.

See “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

Liabilities

As of December 31, 2021, our total liabilities, excluding non-controlling interest, were Ch$1,844,693 million, representing a 14.1% increase compared to December 31, 2020.

Current liabilities increased by Ch$151,511 million, 40.1% compared to December 2020, mainly due to the increase in trade accounts payable and other current accounts payable (Ch$96,963 million), due to the increase in these accounts in local currency in our subsidiaries, due to a year with a higher level of activity than 2020, added to the positive effect of the translation of figures of the accounts in our subsidiary in Brazil. In addition to the above increase, there was an increase in current tax liabilities (Ch$21,684 million) and an increase in current accounts payable to related entities (Ch$16,561 million).

Non-current liabilities increased by Ch$76,678 million, 6.2% compared to December 2020, mainly due to the increase in other non-current financial liabilities (Ch$51,219 million) explained by the increase in bond debt due to the UF and U.S. dollar increase, partially offset by the decrease in liabilities from the mark to market of the cross currency swaps of the bond placed in the U.S. market in January 2020. Added to the above increase is the increase in deferred tax liabilities (Ch$14,786 million) explained by (i) the increase in the income tax rate in Argentina (30% to 35%), (ii) lower tax losses in Chile, and (iii) an increase in deferred liabilities for distribution rights and fixed assets, due to currency translation.

As of December 31, 2021, our bond obligation had a weighted average interest rate of 3.7% in UF and 4.5% in US$ while our bank obligation had a weighted average interest rate of 2.0% for the debts in Chilean pesos.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years

	(Millions Ch$2021)
Provisions	57,412	1,529	1,918	53,966
Other long-term liabilities	14,140	280	429	13,431
Total long-term liabilities	71,552	1,809	2,347	67,397

Summary of Significant Debt Instruments

As of December 31, 2021, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds (BANDI-B1; BANDI-B2)

During 2001, we issued in Chile Series B bonds. This issuance was structured into two series, one of which matured in 2008. As of December 31, 2021, Series B is the outstanding series with sub-series B1 and B2. During 2001, UF 3.7 million in bonds were issued with final maturity in 2026, bearing an annual interest rate of 6.5%. The Series B Local Bonds are subject to the following restrictive covenants:

●	In October 2020, the covenant of Consolidated Financial Liabilities / Consolidated Equity was amended as the following: Maintain an indebtedness level where Net Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times. For these purposes Net Consolidated Financial Liabilities will be the result of: (i) Other Current Financial Liabilities, plus (ii) Other Non-Current Financial Liabilities, less (iii) the sum of Cash and Cash Equivalents; plus, Other Current Financial Assets; plus Other Non-Current Financial Assets (to the extent that they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).
●	Maintain and not lose, sell, assign, or transfer to a third party the geographical area today called the “Metropolitan Region,” as franchised territory in Chile by The Coca-Cola Company, for the development, production, sale and distribution of products and brands of such licensor, in accordance with the respective bottling agreement or license, renewable from time to time.
●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which to date is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of such licensor; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow.
●	Maintain consolidated assets free of any pledge, mortgage or other lien by an amount, less than or equal to 1.3 times the Company’s unsecured consolidated current liabilities.

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

Series C Local Bonds (BKOP-C)

As a consequence of our merger with Polar, we became an obligor under the following outstanding bonds issued by Polar in Chile in 2010.

●	Series C bonds due 2031, bearing interest at a fixed annual rate equal to 4.00%.

This series is subject to the following restrictions:

●	Maintain a level of Net Financial Indebtedness within its quarterly financial statements that may not exceed 1.5 times, measured by figures included in the Company Consolidated Statement of Financial Position. For these purposes, net financial indebtedness level is defined as the ratio of net financial debt to total equity of the Company (equity attributable to the owners of the controllers plus non-controlling interests). Net financial debt means the difference between the Company financial debt and cash.
●	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the Company unsecured consolidated liabilities.

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

●	Not invest in instruments issued by related parties or carry out operations with related parties other than those related to the general purpose of the entities, in conditions that are less favorable to those of the Company in relation to those prevailing in the market.
●	Maintain a Net Financial Coverage ratio greater than 3.0 times. Net financial coverage is the ratio between the Company’s EBITDA for the past 12 months and the Company’s Net Financial Expenses. Net financial Expenses is defined as the difference between the absolute value of the interest expenses associated with the issuer’s financial debt recorded in the “Financial Costs” account; and interest income associated with the issuer’s cash, recorded in the Financial Income account, for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage ratio is lower than the ratio previously indicated during two consecutive quarters.

In July 2020, derivatives have been contracted (Cross Currency Swaps) that cover 100% of UF denominated financial obligations, redenominating them to Chilean pesos.

Series D and E Local Bonds (BANDI-D; BANDI-E)

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into three series, one of which matured in 2020.

●	UF 4.0 million of Series D Bonds due 2034 were issued in August 2013, bearing an annual interest rate of 3.8%;
●	UF 3.0 million of Series E Bonds due 2035 were issued in March 2014, bearing an annual interest rate of 3.75%.

The Series D and E local bonds are subject to the following restrictions:

●	Maintain an indebtedness level where Net Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times.

For these purposes Net Consolidated Financial Liabilities will be the result of: (i) Other Current Financial Liabilities, plus (ii) Other Non-Current Financial Liabilities, less (iii) the sum of Cash and Cash Equivalents; plus, Other Current Financial Assets; plus, Other Non-Current Financial Assets (to the extent that they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).

Consolidated Equity is total equity including non-controlling interests.

●	Maintain Consolidated Assets free of any pledge, mortgage or other lien by an amount, at least equal to 1.3 times of the Issuer’s unsecured consolidated current liabilities.

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

●	Maintain and not lose, sell, assign, or transfer to a third party the Metropolitan Region, as franchised territory in Chile by The Coca-Cola Company for the production, sale and distribution of products and brands of the licensor. Losing said territory means the non-renewal, cancellation, early termination or annulment of the license agreement granted by The Coca-Cola Company for the Metropolitan Region.
●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of the Series C, D and E local bonds were franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of The Coca-Cola Company; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow of the audited fiscal year immediately prior to the moment when such loss, sale, assignment or transfer occurs. For these purposes Adjusted Consolidated Operating Flow is the addition of the following accounting items of the Issuer’s Consolidated Statement of Financial Position: (i) Gross Income, including revenue and cost of sales, less (ii) Distribution Costs, less (iii) Administrative Expenses, plus (iv) Participation in Earnings (Losses) of Associates and Joint Ventures accounted for using the Equity Method, plus (v) Depreciation, plus (vi) Amortization of Intangibles.

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

The Series F local bonds are subject to the following restrictions:

●	Maintain an indebtedness level where Net Consolidated Financial Liabilities shall not exceed Consolidated Equity by 1.20 times.

For these purposes Net Consolidated Financial Liabilities will be the result of: (i) Other Current Financial Liabilities, plus (ii) Other Non-Current Financial Liabilities, less (iii) the sum of Cash and Cash Equivalents; plus, Other Current Financial Assets; plus, Other Non-Current Financial Assets (to the extent that they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).

Consolidated Equity is total equity including non-controlling interests.

●	Maintain Consolidated Assets free of any pledge, mortgage or other lien by an amount, at least equal to 1.3 times of the Issuer’s unsecured consolidated current liabilities.

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

●	Maintain and not lose, sell, assign, or transfer to a third party the Metropolitan Region, as franchised territory in Chile by The Coca-Cola Company for the production, sale and distribution of products and brands of the licensor. Losing said territory means the non-renewal, cancellation, early termination or annulment of the license agreement granted by The Coca-Cola Company for the Metropolitan Region.
●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of the Series F local bonds, is franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of The Coca-Cola Company; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow of the audited fiscal year immediately prior to the moment when said loss, sale, assignment or transfer occurs. For these purposes Adjusted Consolidated Operating Flow is the addition of the following accounting items of the Issuer’s Consolidated Statement of Financial Position: (i) Gross Income, including revenue and cost of sales, less (ii) Distribution Costs, less (iii) Administrative Expenses, plus (iv) Participation in Earnings (Losses) of Associates and Joint Ventures accounted for using the Equity Method, plus (v) Depreciation, plus (vi) Amortization of Intangibles.

In addition, on November 11, 2021, bondholders’ meetings were held for the series C, D, E and F bonds issued in the Chilean local market under the lines registered in the Securities Registry of the CMF under No. 641 (Series C), No. 760 (Series D and E) and No. 912 (Series F), and for the series B bonds corresponding to the fixed amount issue registered in the Securities Registry of the CMF under No. 254. As a result of the aforementioned bondholders’ meetings, the issuance contracts of the aforementioned bond issues were amended. Furthermore, the issuance contracts of the bond lines registered in the Securities Registry of the CMF under No. 911, No. 971 and No. 972 were also amended, because there were no bonds outstanding. In this respect, the modifications were made to financial indebtedness covenants that existed in the aforementioned issuance contracts, to be substituted by a new indebtedness level obligation defined as follows:

Indebtedness Level: Maintain an indebtedness level, measured and calculated quarterly, presented in the manner and within the terms determined by the Financial Market Commission, no greater than 3.5 times.

The following terms shall be construed as:

●	“Indebtedness Level” the ratio between (a) the average of the Consolidated Net Financial Liabilities, calculated on the last four “Consolidated Financial Statements of Financial Position” contained in the Issuer’s Consolidated Financial Statements filed by the Issuer with the Financial Market Commission as of the calculation date; and (b) the accumulated EBITDA in the twelve consecutive month period ending at the close of the last of the “Consolidated Financial Statements of Results by

Function” contained in the Consolidated Financial Statements that the Issuer has filed with the Financial Market Commission as of the calculation date;
●	“Consolidated Net Financial Liabilities” means the result of the following transactions on the accounting items of the “Consolidated Statements of Financial Position” contained in the Issuer’s Consolidated Financial Statements indicated below: (i) ”Other Financial Liabilities, Current”, which include short-term obligations with banks and financial institutions, bond liabilities at face rate, issuance costs and discounts associated with the placement and other minor items that in accordance with IFRS regulations must be included in this heading; plus (ii) ”Other Non-Current Financial Liabilities”, which include long-term obligations with banks and financial institutions, bond liabilities at face rate, issuance costs and discounts associated with the placement and other minor items that according to IFRS standards should be included in this heading; less (iii) the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to asset balances for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);
●	“EBITDA” means the sum of the following accounts of the “Consolidated Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, deducting the value of “Depreciation” and “Amortization for the Fiscal Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

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

In parallel, derivatives have been contracted (cross currency swaps) to partially redenominate US$360 million dollar-denominated financial obligations to Brazilian reais.

Senior Notes due 2050

On January 21, 2020, the Company issued a 30-year corporate bond in the international markets for US$300 million due 2050, with an annual coupon rate of 3.950%. The use of funds from this operation are general corporate purposes which could include an eventual payment of existing liabilities, financing of potential acquisitions and improvement of the company’s liquidity position.

At the same time, derivative contracts (cross currency swaps) have been entered into to fully redenominate financial obligations denominated in U.S. dollars to UF.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Given the nature of the business and the support provided by The Coca-Cola Company as franchisor to its bottlers, the Company’s research and development expenses are not meaningful. For more information on patents and licenses, see “Item 4. Information on the Company – Bottler Agreements.”

D.TREND INFORMATION

Our results will likely continue to be influenced by changes in the level of consumer demand in the countries in which we operate, resulting from governmental economic measures that are or may be implemented in the future. Additionally, the main raw materials used in the production of soft drinks, such as sugar and resin, may experience price increases in the future. Such price increases may affect our results if we are unable to pass the cost increases on to the sales price of our products due to depressed consumer demand and/or heightened competition.

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

E.[Reserved]

F.[Reserved]

G.SAFE HARBOR

See “Introduction - Presentation of Financial and Certain Other Information—Forward-Looking Statements.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

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

The following table sets forth information with respect to the current directors of the Company, which have been elected at our general shareholders’ meeting dated April 15, 2021:

		Date of expiration
Name	Age(3)	current term	Position
Juan Claro	71	April 15, 2024	Chairman
Eduardo Chadwick	62	April 15, 2024	Director
Salvador Said(1)	57	April 15, 2024	Vice Chairman
José Antonio Garcés	55	April 15, 2024	Director
Gonzalo Said(1)	57	April 15, 2024	Director
Roberto Mercadé	53	April 15, 2024	Director
Gonzalo Parot(2)	69	April 15, 2024	Director
Georges de Bourguignon	59	April 15, 2024	Director
Domingo Cruzat (2)	65	April 15, 2024	Director
Rodrigo Vergara	59	April 15, 2024	Director
Felipe Joannon	62	April 15, 2024	Director
Marco Antonio Araujo	55	April 15, 2024	Director
Mariano Rossi	55	April 15, 2024	Director
Carmen Román	54	April 15, 2024	Director
(1)	Salvador Said is first cousin of Gonzalo Said.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	Age at December 31, 2021.

The following are brief biographies of each of the Company’s directors:

Juan Claro Gonzalez

Appointment: He has been a member of the board of directors, and also the Chairman since 2004.

Experience: He has studies of civil engineering in the Pontificia Universidad Católica de Chile. He was the president of the Sociedad de Fomento Fabril (Sofofa) between 2001 and 2005, the Confederación de la Producción y del Comercio (CPC), between 2002 and 2005 and also of the Chile-China Bilateral Business Council between 2005 and 2007. He has more than 17 years of experience in the beverage and mass consumption industry. Currently, he is member of the risk committee of Agrosuper S.A. and member of the sustainability and stakeholders’ committee of Antofagasta PLC. He has been a member of the board of directors of the following companies: Gasco S.A (1991-2000), CMPC S.A. (2005-2011), Entel S.A. (2005-2011) and chairman of the board of directors of Metrogas (1994-2000) and Emel S.A (2001-2007).

Other positions: Currently, he is member of the board of directors of Antofagasta PLC, Cementos Melon, Agrosuper and Energía Llaima SpA. He is also an honorary member of Centro de Estudios Públicos (CEP).

José Antonio Garcés Silva

Appointment: He has been a member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from the Universidad Gabriela Mistral with a specialization in Finance and master’s in philosophy and ethics from Universidad Adolfo Ibáñez. He has postgraduate studies with an executive MBA and PADE from ESE school from the Universidad de Los Andes. Previously, he was chairman of the board of directors of Banvida S.A., CEO of Inversiones San Andrés (family holding company), past president of USEC, member of the board of Fundación Paternitas and advisor of Sofofa. He has 25 years of experience in the beverage and mass consumption industry, and extensive experience in risk and cybersecurity in the financial sector. Currently he is a member of the risk committee of Banco Consorcio.

Other positions: Currently, he is member of the board of directors of Banco Consorcio, CN Life Compañía de Seguros, Consorcio Nacional de Seguros, Banvida S.A., Andes Iron SpA and Viña Montes.

Marco Antonio Araujo

Appointment: He has been a member of the board of directors of the Company since April 2020.

Experience: He holds a systems and industrial engineer degrees, both from Pontificia Universidad Católica de Rio de Janeiro, Brazil; He also holds a master’s in finance degree from the Pontificia Universidad Católica de Rio de Janeiro, Brazil and postgraduate studies in accounting from the FGV in Rio de Janeiro, Brazil. He is CFO of the Latin America Operating Unit at The Coca-Cola Company. He has 29 years of experience in the beverage industry and mass consumption, experience in mergers and acquisitions, risk management and sustainability.

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

Experience: He holds an economist degree from the Pontificia Universidad Católica de Chile with a specialization in finance and has an MBA from Harvard University. In the academic field he was professor of economics at the Universidad Católica. He is co-founder and chairman of Asset Chile S.A. and Asset AGF. Previously he was director of Latam Airlines Group (2012-2019) and Empresas La Polar S.A. (2011-2015). He has more than ten years of experience in the mass consumption industry. He was a member of the directors committee and risk committee of Latam Airlines Group and Empresas La Polar S.A. He also is a member of the sustainability committee and the directors committee of Sociedad Química y Minera de Chile S.A.

Other positions: Currently, he is chairman of the board of directors of Asset Chile S.A. and Asset AGF S.A. Also he is member of the board of Sociedad Química y Minera de Chile S.A. and Tánica S.A.

Eduardo Chadwick Claro

Appointment: He has been member of the board of directors of the Company since June 2012.

Experience: He holds a civil industrial engineering degree from the Pontificia Universidad Católica de Chile. He has more than 30 years of experience in the beverage and mass consumption industry. He participated in The Oxford Strategic Leadership Programme in Oxford University during 2013. He was the chairmen of the board of Cervecería Austral until 2007 and member of the board of Sociedad de Fomento Fabril (Sofofa) until 2015. During 2021, he was selected between 25 people from Imagen de Chile to be part of “Chilen@s Creando Futuro”, a network that helps represent different areas that constitute Chilean image abroad.

Other positions: Currently, he is the chairman of the board of Holding Chadwick Group, founder and director of Hatch Mansfield Co. in England and Maltexco S.A. He was chairman of the board of Coca-Cola Polar until 2012, and currently is a member of Andina’s Culture, Ethics & Sustainability Committee. He is a representative in ABAC/APEC since 2018.

Domingo Cruzat Amunátegui

Appointment: He has been member of the board of directors of the Company since 2021.

Experience: He holds a civil industrial engineering degree from the Universidad de Chile and an MBA from The Wharton School of the University of Pennsylvania. Previously, he served as commercial manager at Pesquera Coloso – San José; CEO at Watt’s Alimentos; CEO at Loncoleche, CEO at Bellsouth Chile and chief operations officer at Compañía Sudamericana de Vapores. He has 12 years of experience in the beverage and mass consumption industry. He is a university professor in the areas of marketing and sales at the ESE from the Universidad Los Andes. He has also been member of the board of directors of Conpax, Construmart, Copefrut, Essal, Principal Financial Group, Compañía Sudamericana de Vapores and Viña San Pedro Tarapacá. Additionally, he was chairman of the board of Correos de Chile and president of the SEP (“Sistema de Empresas Públicas”).

Other positions: Currently, he is member of the board of directors of Enel Américas, IP Chile, SEP and Stars (Family Office). Additionally, he is founding partner of Fundación La Esperanza, a foundation dedicated to rehabilitating young drug addicts.

Roberto Mercadé

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

Experience: He holds a civil industrial engineering and economist degree from the Universidad de Chile, a master’s in industrial engineering degree from Universidad de Chile and a master’s in economics from the University of Chicago. Previously, he served as head of research at CCU S.A., corporate manager of research and development in Empresas CMPC S.A., executive chairman of Filiales Envases y Productos de Papel CMPC S.A.; general manager and director of Pacific Pulp; corporate general manager of CMPC Tissue S.A.; and director and corporate general manager of Copesa S.A. In his career he has been director, executive vice president and advisor of the Municipal Corporation and Municipal Theater of Santiago, director of the Asociación Nacional de la Prensa and the the Cámara Chileno-Argentina de Negocios, professor and director of the School of Business and Economics of the Universidad de Chile, professor and dean of economics and Administration of the Universidad Gabriela Mistral. He has 16 years of experience in the beverage and mass consumption industry.

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

Salvador Said Somavía

Appointment: He has been member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from Universidad Gabriela Mistral, with specialization in business management. He was a member of the board of Envases del Pacífico S.A. and Envases CMF S.A. He also participates in non-profit organizations, such as Endeavor Chile, where he was the chairman for six years and currently he continues as a member of the board. He is advisor of the Centro de Estudios Públicos (CEP). He has 30 years of experience in the beverage and mass consumption industry. He has knowledge and experience in risk management due to his position as member of the board of Scotiabank Chile since 2011 and as a member of the risk committee of the bank.

Other positions: Currently, he is the chairman of Scotiabank Chile S.A. and of Parque Arauco S.A., member of the board of Inversiones Caburga SpA, Inversiones Cabildo SpA, SM-Salud S.A., Idelpa Energía S.A., Inversiones Sevillana S.A., Inmobiliaria Atlantis S.A., Inversiones del Pacífico S.A., and Administradora Costanera S.A.

Gonzalo Said Handal

Appointment: He has been member of the board of directors of the Company since April 1993.

Experience: He holds a business administration degree from Universidad Gabriela Mistral, with specialization in finance, best practices and corporate governance. He is advisor of Sofofa and chairman of the board of directors of Fundación Generación Empresarial. He has 30 years of experience in the beverage and mass consumption industry. He has knowledge and experience in risk management as a business administrator and member of the risk committee of Scotiabank Chile, as well as knowledge and experience in sustainability as a member of the ethics and sustainability committee of Embotelladora Andina S.A. and through Fundación Generación Empresarial.

Other positions: Currently, he serves as director of Scotiabank Chile S.A. and of Holding de Empresas Said Handal.

Felipe Joannon Vergara

Appointment: He has been member of the board of directors of the Company since April 2018.

Experience: He holds a business administration degree with a major in economics from Pontificia Universidad Católica de Chile and an MBA from The Wharton School. Previously, he was member of the board of directors of the companies of Grupo Luksic, development manager of Quiñenco S.A., general manager of Viña Santa Rita and assistant general manager of Cristalerías de Chile S.A. In the academic field, he is a professor at the School of Administration and Economics of the Pontificia Universidad Católica de Chile and at the ESE of the Universidad de los Andes.

Other positions: Currently, he is a member of the board of Forestal O’Higgins (parent company of the Matte Group), Quimetal Industrial S.A., Icom Gestión Inmobiliaria SpA, Altis S.A. AGF, Maquinarias y Construcciones Río Loa S.A., Almendral S.A. and Constructora e Inmobiliaria EBCO S.A.

Rodrigo Vergara Montes

Appointment: He has been member of the board of directors of the Company since April 2018.

Experience: He holds a business administration degree from the Pontificia Universidad Católica de Chile and a PhD in Economics from Harvard University. Former President of the Banco Central de Chile (2011-2016) and director of the same monetary entity (2009-2011). He was a director of Moneda S.A., Moneda AGF, Entel S.A. and Banco Internacional. He has knowledge and experience in Risk Management due to the functions he developed in Banco Central. He exhibits knowledge and experience in sustainability from his work in the monetary entity and in the companies in which he has been director. In the area of cybersecurity, he has knowledge and experience given that this is an issue of the utmost relevance for Banco Central, as well as for the banks in which he has been director. In the academic field, he is a professor at Instituto de Economía of the Universidad Católica de Chile.

Other positions: Currently, he is member of the board of Banco Santander Chile and Besalco S.A. He also is a Senior Economist at the Centro de Estudios Públicos and an Associate Researcher at the Mossavar-Rahmani Center for Business and Government of Harvard University.

Carmen Román Arancibia

Appointment: She has been member of the board of directors of the Company since 2021.

Experience: She holds a law degree from Universidad Gabriela Mistral. Former chief legal officer and head of corporate affairs of Walmart Chile. She has developed a strong experience in the retail industry, working for eleven years in Walmart, four years in Santa Isabel, and for seven years in Cencosud. She has knowledge and experience in risk management due to her role as chief compliance and ethics officer in Walmart. She exhibits knowledge and experience in sustainability from her work as president of the sustainability and corporate governance committee at SOFOFA. In the area of diversity and inclusion she has knowledge and experience as mentor and trainer of female leadership programs.

Other positions: Currently, she is member of the board of directors of the legal sustainability council in the Universidad Católica and Valle Escondido Golf Club. Also, she is counselor in Comunidad Mujer and Laboratoria ONG and part of the Círculo Legal of Icare.

Executive Officers

The following table includes information regarding our senior executives:

Name	Age(1)	Position
Miguel Ángel Peirano	62	Chief Executive Officer
Andrés Wainer	51	Chief Financial Officer
Fernando Jaña	44	Chief Strategic Planning Officer
Jaime Cohen	54	Chief Legal Officer
Martín Idígoras	46	Chief IT Officer
Gonzalo Muñoz	60	Chief Human Resources Officer
Fabián Castelli	56	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	61	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solorzano	51	General Manager of Embotelladora Andina S.A.
Francisco Sanfurgo	67	General Manager of Paraguay Refrescos S.A.
(1)	Age at December 31, 2021.

Miguel Angel Peirano

Chief Executive Officer

He holds an electronic engineer degree from the Instituto Tecnológico de Buenos Aires and has postgraduate studies at Harvard Business School and Stanford University. He joined the Company and became Executive Vice President in 2011. Previously, he was senior engagement manager at McKinsey & Company and was president of Coca-Cola Femsa Mercosur.

Andres Wainer

Chief Financial Officer

He holds a business administration degree with a major in economics from the Pontificia Universidad Católica de Chile and a master’s degree in finance from the London Business School. He joined the Company in 1996 and since 2011 he has been Chief Financial Officer. Previously, he was development manager at Coca-Cola Andina Argentina, administration and finance manager at Coca-Cola Andina Chile and research and development corporate manager at the Corporate Office.

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

Martin Idigoras

Chief Information Technology Officer

He holds a bachelor’s degree in systems from Universidad John F. Kennedy in Argentina, with a specialization in information technology. He joined the Company in 2018. Previously he worked for 18 years at Cencosud. During that time, he served as CIO for the home improvement division (2015-2018), regional manager of the SAP center of expertise (2014-2015) and regional CTO (2010- 2014). He also worked in different technology positions in different companies such as Correo Argentino and Arcor.

Fernando Jaña

Chief Strategic Planning Officer

He holds an industrial civil engineering degree from Universidad Adolfo Ibáñez and a master’s degree in logistics and supply chain management from The University of Sydney, Australia. He joined the Company in 2014 and has held his current position since 2019. He was general manager of Coca-Cola del Valle, manager of innovation and projects in Coca-Cola Andina Chile, ecommerce manager at Cencosud Supermercados and logistics and distribution manager at CCU. He has also worked as a teacher and researcher at Universidad Adolfo Ibáñez.

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

Fabian Castelli

General Manager Coca-Cola Andina Argentina

He holds an industrial engineering degree from Universidad Nacional de Cuyo, with specialization in a management development program at IAE, Argentina and Donald R. Keough System Leadership Academy. He joined the Company in 1994 and since 2014 he has been general manager of Coca-Cola Andina Argentina. Previously he held the positions of head of the Mendoza sales department, business development and planning manager, marketing manager and commercial manager. He was also director of AdeS in Argentina, vice president of Asociación de Fabricantes Argentinos de Coca-Cola (AFAC) and Director of Cámara Argentina de Industria de Bebidas sin Alcohol (Argentine Chamber of Non-Alcoholic Beverages Industry).

Renato Barbosa

General Manager Coca-Cola Andina Brazil

He holds an economist degree from Universidade do Distrito Federal Brazil, with specialization in business and post-graduation studies in business from FGV Sao Paulo, Brazil and an MBA in marketing from the FGV Rio de Janeiro, Brazil. He joined the Company in 2012 as general manager of Coca-Cola Andina Brazil. Previously held the position of general manager of Brasal Refrigerantes (Coca-Cola bottler in the central-eastern region of Brazil).

Francisco Sanfurgo

General Manager Coca-Cola Paresa

He holds a mechanical engineering degree from Universidad de Concepción and a specialization in project management from Universidad Adolfo Ibáñez. He joined the Company in 1988 and has been general manager of Coca-Cola Paresa since 2005. Previously, he was manager of Comercial Dimetral in Punta Arenas, branch manager of Citicorp Punta Arenas and general manager of Cervecería Austral in Punta Arenas.

B.COMPENSATION

Compensation of Executive Officers

For our executive officers, the compensation plans are composed of a fixed compensation and a performance bonus, which are adapted to the reality and competitive conditions of each market, and whose amounts vary according to the position and/or responsibility exercised. The performance bonuses are payable only to the extent that the personal goals of each executive and the Company, previously defined, are met.

For the Company’s Chief Executive Officer, the main performance indicators that affect its performance bonus are consolidated EBITDA, net income, consolidated cash flow and capex. For general managers of operations, the main performance indicators are EBITDA generated by their operation in local currency, consolidated EBITDA in Chilean pesos, NARTD (non-alcohol ready-to-drink) market share, sustainability indicators (Water Use Ratio; % returnability on NARTD volume and % resin recycled in bottles in the operations that applied), safety, talent and succession and certain individualized goals in the event that the Company’s Chief Executive Officer so determines.

For corporate officers, the main performance indicators are consolidated EBITDA in Chilean pesos and certain individualized goals in the event that the Company’s Chief Executive Officer so determines. Particularly, for those executive officers who, by the nature of their position, are directly related to the Company’s investors, there is a payment scheme for their performance bonus that is partly deferred over four years indexed to the Company’s share price. Additionally, within the compensation structure for certain executive officers, there are permanence bonuses, which are paid out upon completion of the agreed terms of service.

For 2021, the fixed remuneration paid to Coca-Cola Andina’s executive officers amounted to Ch$4,401 million (Ch$4,858 million in 2020). Similarly, the remuneration paid for performance bonuses amounted to Ch$3,107 million (Ch$2,817 million in 2020). During 2021, there were no severance indemnities paid to the Company’s executive officers. During 2020, there were no severance indemnities paid to the Company’s executive officers.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for their services and participation as members of the board of directors and committees. The amounts paid to each director varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2021, which was approved by our shareholders, was as follows:

				Culture,
			Directors’	Ethics &
	Directors’	Executive	and Audit	Sustainability
	Compensation	Committee	Committee	Committee	Total
2021	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Juan Claro González(1)	144,000				144,000
Gonzalo Said Handal	72,000	84,750		8,500	165,250
Jose Antonio Garcés Silva	72,000	84,750		8,500	165,250
Salvador Said Somavía	72,000	84,750	24,000		180,750
Eduardo Chadwick Claro	72,000	84,750		8,500	165,250
Gonzalo Parot Palma(2)	72,000		24,000		96,000
Georges de Bourguignon Arndt	72,000				72,000
María del Pilar Lamana Gaete(3)	21,000		7,000		28,000
Rodrigo Vergara Montes	72,000				72,000
Felipe Joannon Vergara	72,000				72,000
Carmen Roman(4)	60,000			8,000	68,000
Domingo Cruzat(5)	51,000		17,000		68,000
Mariano Rossi	72,000				72,000
Roberto Mercadé Rovira	72,000				72,000
Marco Antonio Fernandez De Araujo	72,000				72,000
Total Gross	1,068,000	339,000	72,000	33,500	1,512,500

(1)	Includes Ch$72 million additional as Chairman of the Board.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	Left the Board in April 2021.
(4)	Joined the Board in March 2021.
(5)	Joined the Board in April 2021.

For the year that ended December 31, 2021, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$9,021 million of which Ch$7,508 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law. We only maintain a retirement plan for our chief executive officer.

C.BOARD PRACTICES

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

The duties performed by this Committee during 2021, following the same categorization of faculties and responsibilities established by Article 50 bis of Law N°18,046, were the following:

●	Subject to the duties of the Audit Committee, examine the reports of external auditors, the balance sheets and other financial statements, presented by the administrators of the Company, and take a position on such reports before they were presented to shareholders for their approval.
●	Subject to the duties of the Audit Committee, analyze and prepare proposal of external auditors and private rating agencies to the Board of Directors, which were suggested to the respective shareholders’ meeting.
●	Examine background information regarding the operations referred to by Title XVI of Law N°18,046 (related parties’ transactions) and issue a report on those operations.
●	Examine the salary systems and compensation plans of the Company’s managers, executive officers and employees.
●	Review anonymous reports.
●	Subject to the duties of the Audit Committee, review and approve the 20F and compliance with Section 404 of the Sarbanes-Oxley Act.
●	Prepare the budget proposal for the Committee’s operation.
●	Review internal audit reports.
●	Subject to the duties of the Audit Committee, periodically interview the Company’s external auditors’ representatives.
●	Interview with Chief Human Resources Officer.
●	Review operating budget between related companies (production joint ventures).
●	Review corporate insurances.
●	Review and approve press releases that refer to the Company’s communications.

●	Review the Company’s four operations’ internal control standards, including critical risks in accounting processes, compliance of corporate policies, tax contingencies and status of internal and external audit observations.
●	Analyze risk management model.
●	Review Crime Prevention Model Law No. 20,393.
●	Review advances in Cybersecurity and IT.
●	Review judicial procedures and contingency analysis.
●	Review tax status.
●	Analyze possible improvements to corporate governance.
●	Prepare the Annual Management Report.

Audit Committee

In accordance with NYSE and SEC requirements, the Board of Directors established an Audit Committee on July 26, 2005. The current Audit Committee was elected during the Board Meeting held on April 27, 2021. The Committee is comprised by the directors Mr. Domingo Cruzat Amunátegui, Mr. Gonzalo Parot Palma, and Mr. Salvador Said Somavía, with the Board of Directors determining that Mr. Domingo Cruzat Amunátegui and Mr. Gonzalo Parot Palma fulfill the independence standards set forth in Rule 10A-3 of the U.S. Exchange Act and applicable NYSE rules. Mr. Salvador Said Somavía has non-voting observer status, as described in Item 16D. Also, Mr. Parot Palma was determined the Board of Directors to qualify as the audit committee financial expert in accordance with the definitions of the SEC.

The resolutions, agreements and organization of the Audit Committee are governed by the rules relating to Board Meetings and to the Company’s Directors’ Committee. Since its creation, the sessions of the Audit Committee have been held with the Directors’ Committee since some of the functions are very similar and the members of both of these Committees are the same.

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

Culture, Ethics & Sustainability Committee

The Culture, Ethics and Sustainability Committee was established during the Board Meeting held on January 28, 2014. This Committee is comprised by four directors, who are appointed by the Board of Directors and will occupy their posts until their successors are elected, or until resignation or dismissal. The current members of the Culture, Ethics and Sustainability Committee are Mr. José Antonio Garcés Silva, Mr. Eduardo Chadwick Claro, Mrs. Carmen Román Arancibia and Mr. Gonzalo Said Handal. In addition, the Chairman of the Board also participates in this Committee.

D.EMPLOYEES

Overview

As of December 31, 2021, we had 18,636 employees, including 5,308 in Chile (3,676 own and 1,632 outsourced), 7,890 in Brazil (7,582 own and 308 outsourced), 3,210 in Argentina (3,121 own and 89 outsourced) and 1,602 in Paraguay (1,127 own and 475 outsourced). From these employees, 1,018 were temporary employees in Chile, 510 were temporary employees in Argentina, 0 were temporary in Brazil and 116 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand. Additionally, in Vital Jugos, Vital Aguas and ECSA we had 325, 75 and 184 employees, respectively, for a total aggregate amount of 584 employees for those three companies. Additionally, the corporate office had 42 employees.

As of December 31, 2021, 1,869, 901, 2,172 and 408 of our employees in Chile, Brazil, Argentina and Paraguay, respectively, were members of unions.

Management believes that the Company has good relations with its employees.

The following table represents a breakdown of our employees for the years ended December 31, 2020 and 2021:

	2020
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	47	—	47	46	1	45	95	—	95	38	—	38
Technicians and professionals	567	29	538	928	29	899	739	10	729	332	52	280
Workers	2,816	2,152	664	6,843	608	6,235	1,881	1,759	122	1,045	358	687
Temporary workers	915	—	915	—	—	—	386	308	77	73	—	73
Total	4,345	2,181	2,164	7,817	638	7,179	3,102	2,078	1,024	1,488	410	1,078

	2021
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	55	—	55	48	1	47	95	—	95	40	—	40
Technicians and professionals	674	42	631	1,108	94	1,014	731	10	721	324	52	272
Workers	3,561	1,827	1,734	6,734	806	5,928	1,874	1,754	120	1,122	356	766
Temporary workers	1,018	—	1,018	—	—	—	510	408	102	116	—	116
Total	5,308	1,869	3,439	7,890	901	6,989	3,210	2,172	1,038	1,602	408	1,194

	2020
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	10	—	10
Technicians and professionals	175	101	74
Workers	264	210	54
Temporary workers	102	—	102
Total	561	309	252

	2021
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	10	—	10
Technicians and professionals	233	175	58
Workers	243	223	20
Temporary workers	98	—	98
Total	584	398	186
(1)	Information for Chile includes only Andina Chile.
(2)	Argentina includes AEASA.

Note: The number of employees is calculated as equivalent to full time hours, which means that extraordinary hours are considered as additional employees.

Chile

In Chile, we have continued with the severance indemnity provision that employees are entitled to according to collective bargaining agreements and current legislation, which grants all employees one month per year of service with certain limits. Additionally, we benefit our employees with a contribution to a supplementary health insurance system in addition to that paid by the worker, which contributes to reducing the health costs of their families. On the other hand, employees are required to contribute funds to finance their retirement pensions. These pension funds are mostly managed by private entities.

In Chile, 58.86% of employees with indefinite employment contracts are affiliated with a labor union organization, with a total of 13 labor unions organizations and a total of 18 collective bargaining agreements.

Brazil

In Brazil, 11.42% of our employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are 33 collective bargaining agreements in force as of December 31, 2021.

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

Argentina

In Argentina, 67.7% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina) (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On October 1, 2021, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non- salary benefits and a new complementary regulation on company contributions.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts fixed by legislations and jurisprudence of the Justice Supreme Court of Argentina.

On December 13, 2019, a public emergency in occupational matters was declared, which was in force throughout 2021. Consequently, during this period in the event of an employee’s dismissal without just cause, the employees shall be entitled to receive double the compensation referred to in the preceding paragraph. Along with this, on March 31, 2020, by means of a Decree of Need and Urgency, the national government banned dismissals without just cause and on the grounds of lack or decrease in labor and force majeure. This measure was originally valid for 90 days, but then had successive extensions, such that the measure was in force throughout 2021.

All employee contributions are made to the state social security system. Most of the health system in the Argentine territory is run by the unions through contributions from employees within the Collective Work Agreements (CCT — Convenios Colectivos de Trabajo).

Paraguay

In Paraguay, 29.5% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

E.SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors and executive officers as of December 31, 2021.

	Series A						Series B
	Beneficial		Direct		Indirect		Beneficial		Direct		Indirect
	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class
Shareholder
José Antonio Garcés Silva	—	—	—	—	65,487,786	13.84	—	—	—	—	13,028,183	2.75
Salvador Said Somavía	—	—	—	—	65,487,786	13.84	—	—	—	—	37,000,463	7.82
Gonzalo Said Handal	—	—	—	—	65,489,786	13.84	---	---	—	—	25,214,463	5.33
Eduardo Chadwick Claro	—	—	63,327	0.01	65,683,396	13.88	—	—	63,327	0.01	22,918,824	4.84

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2021:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	262,148,781	55.39	98,161,933	20.74
The Bank of New York Mellon(2)	2,686,116	0.57	19,410,150	4.10
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	—	—
AFPs as a group (Chilean pension funds)	26,732,426	5.65	40,810,868	8.62
International Shareholders	30,516,687	6.45	128,683,259	27.19
Executive officers as a group	—	—	—	—
Directors as a group(3)	262,148,781	55.39	98,161,933	20.74
(1)	For further information of our controlling shareholders, see below.
(2)	Acting as Depositary for ADRs.
(3)	Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía and Mr. Eduardo Chadwick Claro.

As of December 31, 2021, approximately 92.98% of our Series A shares and 68.71% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

Our controlling shareholders are: Inversiones SH Seis Limitada (controlled by family Said Handal), Inversiones Cabildo SpA (controlled by the Said Somavía family), Inversiones Nueva Delta S.A. (controlled by the Garcés Silva family), Inversiones Nueva Sofia Limitada (controlled by the Garcés Silva family), Inversiones Playa Amarilla SpA (controlled by Andres Herrera Ramirez), Inversiones Don Alfonso Limitada (controlled by María de la Luz Chadwick Hurtado), Inversiones El Campanario Limitada (controlled by María Soledad Chadwick Claro), Inversiones Los Robles Limitada (controlled by María Carolina Chadwick Claro), Inversiones Las Niñas Dos SpA (controlled by Eduardo Chadwick Claro), and the estates of Jaime Said Demaría, José Said Saffie and José Antonio Garcés Silva.

Below is a summary of the members of our controlling shareholders or their related persons and the number of shares and percentage they hold in Andina (including series A and series B shares):

Controlling Shareholder Entity	Series A	Series B
Inversiones SH Seis Limitada(1)	65,489,786	25,164,863
Estate of Mr. Jaime Said Demaría (1)	—	49,600
Total of shares percentage of Andina:	13.8371%	5.3275%
Inversiones Cabildo SpA(2)	65,487,786	36,950,863
Estate of Mr. José Said Saffie(2)	—	49,600
Total of shares percentage of Andina:	13.8367%	7.8178%
Inversiones Nueva Delta S.A.(3)	58,927,056	—
Inversiones Nueva Delta Dos S.A.(3)	3,574,999	—
Inversiones Nueva Sofía Limitada(3)	2,985,731	12,978,583
José Antonio Garcés Silva(3)	—	49,600
Total of shares percentage of Andina:	13.8367%	2.7527%
Inversiones Playa Amarilla SpA(4)	16,689,895	8,513,594
Inversiones Playa Amarilla SpA under custody of Larraín Vial S.A. Corredora de Bolsa (4)	637,205	315,939
Inversiones El Campanario Limitada(4)	12,089,074	—
Inversiones Los Robles Limitada(4)	12,089,074	6,638,363
Inversiones Las Niñas Dos SpA(4)	12,089,074	—
Inversiones Don Alfonso Limitada(4)	12,089,074	7,450,928
Eduardo Chadwick Claro(4)	63,327	63,327
Total of shares percentage of Andina:	13.8914%	4.8559%
(1)	Inversiones SH Seis Limitada is controlled by the Said Handal family. The family members are: Jaime, Gonzalo, Javier, Bárbara, Marisol and Cristina Said Handal.
(2)	Inversiones Cabildo SpA is controlled by the Said Somavía family. The family members are: Isabel Margarita Somavía Dittborn and Salvador, Isabel, Constanza and Loreto Said Somavía.
(3)	Inversiones Nueva Delta S.A., Inversiones Nueva Delta Dos S.A. and Inversiones Nueva Sofía Limitada are controlled by the Garcés Silva family. The family members are: José Antonio Garcés Silva (father), María Teresa Silva Silva and María Teresa, María Paz, José Antonio (Jr.), Matías Alberto and Andrés Sergio Garcés Silva.
(4)	Inversiones Playa Amarilla SpA is controlled by Andrés Herrera Ramírez; Inversiones Don Alfonso Limitada is controlled by María de la Luz Chadwick Hurtado; Inversiones El Campanario Limitada is controlled by María Soledad Chadwick Hurtado; Inversiones Los Robles Limitada is controlled by María Carolina Chadwick Claro; and Inversiones Las Niñas Dos SpA is controlled by Eduardo Chadwick Claro.

Our controlling shareholders act pursuant to a shareholders’ agreement that establishes that this group will exercise joint control in order to ensure a majority vote at shareholders’ meetings and board meetings. Our controlling shareholders pass resolutions with the simply majority approval except with respect to the following matters, which require an unanimous decision:

●	carrying out of new business activities different from our current line of business (unless related to “ready to drink products” or Coca-Cola products);
●	amendment of the number of our directors;
●	issuances of new shares;
●	spin-offs or mergers;
●	capital increases (subject to certain indebtedness thresholds); and
●	the joint acquisition of our Series A shares.

In connection with The Coca-Cola Company’s investment in us, The Coca-Cola Company and our controlling shareholders entered into a Shareholders’ Agreement dated September 5, 1996, as amended (the “Amended and Restated Shareholders Agreement or Shareholders’ Agreement”, included as exhibit to this annual report), providing for certain restrictions on the transfer of shares of our capital stock by the Coca-Cola Shareholders and our controlling shareholders. Specifically, our controlling shareholders are restricted from transferring its Series A shares without the prior authorization of The Coca-Cola Company. The Shareholders’ Agreement also provides for certain corporate governance matters, including the right of the Coca-Cola shareholders to elect two members of our board of directors as long as The Coca-Cola Company and its subsidiaries collectively own, in aggregate, a certain percentage of the Series A shares. In addition, in related agreements, our controlling shareholders granted The Coca-Cola Company an option, exercisable upon the occurrence of certain changes in the beneficial ownership of the controlling shareholders, to acquire 100% of the Series A shares held by our controlling shareholders at a price and in accordance with procedures established in such agreements.

B.RELATED PARTY TRANSACTIONS

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

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect as of December 31, 2021. There can be no assurance, however, that these regulations will not be modified in the future.

C.INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

The following table represents accounting provisions made as of December 31, 2020 and 2021, for probable loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2020	2021

	Million Ch$
Chile	1,301	1,488
Brazil	47,946	53,966
Argentina	789	1,918
Paraguay	34	41
Total	50,070	57,412

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

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the general shareholders’ meeting held on April 13, 2022, our shareholders authorized our board of directors to distribute a dividend amounting to Ch$189 for each share Series A and Ch$207.9 for each Series B share in the amount of Ch$187,846,860,783, of which Ch$28,823,063,295 relates to results of 2021 fiscal year and Ch$159,023,797,488 relates to accumulated earnings.

During 2019, 2020 and 2021, our respective general shareholders’ meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation. These additional dividend payments for 2019, 2020 and 2021 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

			Aggregate Amount
Dividend		Fiscal year with	of Dividends Declared
Approval	Dividend	respect to which	and Paid	Series A		Series B
Date	payment Date	dividend was declared	(Ch$millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
12-21-2021	01-28-2022	2021	28,823	29.00	0.03629	31.90	0.03992
09-28-2021	10-29-2021	2021	28,823	29.00	0.03600	31.90	0.03960
04-15-2021	08-27-2021	Accumulated earnings	25,841	26.00	0.03312	28.60	0.03643
04-15-2021	05-28-2021	2020	25,841	26.00	0.03560	28.60	0.03916
12-22-2020	01-29-2021	2020	25,841	26.00	0.03507	28.60	0.03858
10-27-2020	11-24-2020	2020	25,841	26.00	0.03394	28.60	0.03734
02-25-2020	08-28-2020	Accumulated earnings	25,841	26.00	0.03315	28.60	0.03647
02-25-2020	05-29-2020	2019	25,841	26.00	0.03199	28.60	0.03519
12-20-2019	01-23-2020	2019	22,462	22.60	0.02927	24.86	0.03220
09-24-2019	10-24-2019	2019	21,369	21.50	0.02961	23.65	0.03257
04-17-2019	08-29-2019	Accumulated earnings	21,369	21.50	0.02969	23.65	0.03266
04-17-2019	05-30-2019	2018	21,369	21.50	0.03036	23.65	0.03339
12-20-2018	01-24-2019	2018	21,369	21.50	0.03199	23.65	0.03519
09-25-2018	10-25-2018	2018	21,369	21.50	0.03127	23.65	0.03440
04-19-2018	08-30-2018	Accumulated earnings	21,369	21.50	0.03160	23.65	0.03475
04-19-2018	05-31-2018	2017	21,369	21.50	0.03406	23.65	0.03746
12-22-2017	01-25-2018	2017	21,369	21.50	0.03587	23.65	0.03946
09-27-2017	10-26-2017	2017	18,884	19.00	0.03018	20.90	0.03319
04-26-2017	08-31-2017	Accumulated earnings	18,884	19.00	0.03021	20.90	0.03323
04-26-2017	05-30-2017	2016	18,884	19.00	0.02814	20.90	0.03095
12-22-2016	01-26-2017	2016	18,884	19.00	0.02931	20.90	0.03224
09-27-2016	10-27-2016	2016	16,896	17.00	0.02601	18.70	0.02861
04-21-2016	08-27-2016	Accumulated earnings	16,896	17.00	0.02564	18.70	0.02821
04-21-2016	05-27-2016	2015	16,896	17.00	0.02473	18.70	0.02721
12-22-2015	01-28-2016	2015	16,896	17.00	0.02374	18.70	0.02611
09-29-2015	10-29-2015	2015	14,908	15.00	0.02182	16.50	0.02400
04-22-2015	08-28-2015	Accumulated earnings	14,908	15.00	0.02144	16.50	0.02358
04-22-2015	05-29-2015	2014	14,908	15.00	0.02429	16.50	0.02673
12-18-2014	01-29-2015	2014	8,946	9.00	0.01446	9.90	0.01590

At our general shareholders’ meeting held on April 13, 2022, the distribution of dividends corresponding to the year 2021 were approved. The general shareholders’ meeting approved to distribute a dividend amounting to Ch$189 for each share Series A and Ch$207.9 for each Series B share in the amount of Ch$187,846,860,783, which is expected to be paid in April 2022.

B.SIGNIFICANT CHANGES

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

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

The total number of registered ADR holders we had at December 2021 was 27 (20 in the Series A ADRs and 7 in the Series B ADRs). As of that date the ADRs represented 2.33% of the total number of our issued and outstanding shares. On December 31, 2021 the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,600.00 per share (US$ 10.48 per Series A ADR) and Ch$1,850.00 for the Series B shares (US$ 12.89 per Series B ADR). At December 31, 2021, there were 447,686 Series A ADRs (equivalent to 2,686,116 Series A shares) and 3,235,025 Series B ADRs (equivalent to 19,410,150 Series B shares).

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

B.PLAN OF DISTRIBUTION

Not applicable.

C.MARKETS

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

D.SELLING SHAREHOLDERS

Not applicable.

E.DILUTION

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.SHARE CAPITAL

Not applicable.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Purposes

Our corporate purposes are to execute and develop the following:

●	Develop one or more industrial establishments dedicated to the business, operations and activities to manufacture, produce, transform, bottle, can, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of food product and in particular any type of mineral water, juice, beverage and drink in general or other similar products, and raw materials or semi-finished materials used in such activities and/or products complementary or related to the preceding businesses and activities;
●	Develop one or more agricultural or agro industrial establishments and farmland dedicated to the business, operations and development of agricultural activities and agro industry in general;
●	Produce, transform, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of agricultural products and/or agro industrial products and raw materials, or semi-finished materials used in such activities, and/or products complementary or related to the preceding activities;
●	Manufacture, distribute, transport, import, export, purchase, sell and market in general, in any form and in any way, any type of container; and execute and develop any type of material recycling process and activity;
●	Accept from and/or grant the representation of trademarks, products and/or licenses related to such businesses, activities, operations and products to national or foreign companies;
●	Provide any type of service and/or technical assistance in any way related to the goods, products, businesses and activities referred to in the preceding letters;
●	Invest cash surplus, even in the capital market; and
●	In general, undertake all other businesses and activities supplementary or linked to the above mentioned operations.

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

Voting Rights

Our capital equity is divided into Series A shares and Series B shares, both preferred and with no par value, whose features, rights and privileges are the following:

●	The preference of Series A shares consists solely of the right to elect twelve out of the fourteen board members of the Company. Series A shares are entitled to full voting rights without limitations.
●	The preference of Series B shares consists solely of the right to receive all and any of the per share dividends we may distribute, whether temporary, definitive, minimum mandatory, additional, or eventual, increased by 10%. Series B shares are entitled to a limited voting right, voting only with respect to the election of two board members for the Company.
●	The preferences of Series A and B shares will remain in effect through December 31, 2130. Once this period has expired, Series A and B will be eliminated and the shares which comprise them shall automatically become common shares without any preferences whatsoever, therefore eliminating the division of shares into series.

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

C.MATERIAL CONTRACTS

See “Item 4. Information on the Company - Bottler Agreements and Item 5. Operating and Financial Review and Prospects - Summary of Significant Debt Instruments”.

D.EXCHANGE CONTROLS

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

E.TAXATION

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

Dividends

Dividend distributions to investors who are juridical or natural persons residing or domiciled abroad, are affected by an additional tax (“withholding at the source”) at a rate of 35%, with the right to credit for corporate income tax (First Category Tax) paid by Andina (today a rate of 27%). However, distributions made to investors residing or domiciled in countries that do not have a treaty to avoid double taxation with Chile, are taxed by an additional withholding equivalent to 35% of the corporate income tax credit, thus limiting the credit for this tax at 65%. This additional withholding does not apply to distributions made to residents of countries that have a treaty in force with Chile, which may allocate 100% of the credit. Until December 31, 2026, this additional withholding also does not apply to distributions made to shareholders who are residents of countries that have signed a treaty to avoid double taxation but was not in force to the extent that it was signed prior to January 1, 2020.

Distributions made to investors residing or domiciled in Chile are taxed by personal taxes (“Supplementary Global Tax”) which have progressive rates ranging from 0% to 40%. The tax credit limitation also applies to these investors; thus, they are taxed with an additional tax (“debit”) equivalent to 35% of the corporate tax credit.

Capital Gains

Gains recognized from the sale or exchange of ADRs by a foreign holder outside of Chile are not subject to Chilean taxation. Capital gains generated from the sale of shares are subject to general taxation, unless they are shares that are sold on the stock exchange and that have been acquired on the stock exchange, or are shares of first issue, in which case gains are not affected by income taxation in Chile. Regarding this exception, a bill is currently being discussed that would derogate it.

The tax cost of common shares received in exchange for ADRs (“conversion”) is determined in accordance with the valuation procedure set out in the Deposit Agreement, which values common shares at the highest selling price according to transactions on the Santiago Stock Exchange on the date of withdrawal of common shares. Consequently, the conversion of ADRs into shares of common stock, and the immediate sale of the shares for the value established under the Deposit Agreement, will not generate a capital gain subject to taxation in Chile. However, in the case where the sale of the shares is made on a day that is different than the date in which the conversion is recorded, capital gain subject to taxation in Chile may be generated. In connection thereto, on October 1, 1999 the SII issued Ruling No. 3,708 whereby it allowed Chilean issuers of ADRs to amend the deposit agreements in order to include a clause that states that, in the case that the exchanged shares are sold by the ADRs’ holders on a Chilean stock exchange either on the same day in which the exchange is recorded or within the two business days prior to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. As this amendment has been included in the Deposit Agreement, the capital gain that may be generated if the date of conversion is different than the date of sale, would not be subject to taxation, to the extent that the SII’s criterion is maintained and the contributor in good faith adopts this criterion, which the contributor must certify to the satisfaction of the authority in case of observation.

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

Cash Dividends and Other Distributions

Cash distributions (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADRs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADRs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADRs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares of our common stock that are not represented by ADRs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADRs will be considered readily tradable on an established securities market in the United States in later years. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain conditions and limitations, including a minimum holding period requirement, any Chilean withholding tax (net of any credit for the corporate income tax) paid by or for the account of any U.S. holder may be eligible for credit against the U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADRs or shares of common stock will generally be foreign source income and will generally constitute passive category income. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Instead of claiming a foreign tax credit, a U.S. holder may, at its election, deduct any otherwise creditable Chilean withholding tax in computing its taxable income, but only for a taxable year in which such U.S. holder elects to do so with respect to all foreign income taxes and subject to generally applicable limitations under U.S. law.

Distributions to U.S. holders of additional shares of common stock or preemptive rights with respect to shares of common stock that are made as part of a pro rata distribution to all shareholders of the Company generally should not be subject to U.S. federal income tax.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADRs or shares of common stock, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Capital Gains

U.S. holders that hold ADRs or shares of common stock as capital assets will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of such ADRs or shares (or preemptive rights with respect to such shares) held by the U.S. holder or the Depositary. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of common stock (which, unlike a disposition of ADRs, may be taxable in Chile), the U.S. holder may not be able to use a foreign tax credit for any Chilean tax imposed on the disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income from foreign sources. However, pursuant to recently issued U.S. Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such Chilean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is from foreign sources). Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

F.DIVIDENDS AND PAYING AGENTS

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

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

We also file reports with the Chilean Comisión para el Mercado Financiero (“CMF”). You may read and copy any materials filed with the CMF directly from its website www.cmfchile.cl or from our corporate website www.koandina.com. The documents referred to in this annual report can be inspected at Miraflores 9153, Piso 7, Renca, Santiago, Chile.

I.SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The following table provides information about the Company’s debt (bonds & bank debt) and short-term investments that have exposure to changes in interest rates as of December 31, 2021.

	Expected Maturity Date							Fair Value
						2027
	2022	2023	2024	2025	2026	Onwards	Total	Total

	(in millions Ch$)
Interest Earning Assets
Short term investments - Chile - CLP	320,019	—	—	—	—	—	320,019
Interest rate (weighted average)	(0.95)%	0.00%	0.00%	0.00%	0.00%	0.00%	(0.95)%

Short term investments - Chile - USD	7,571	—	—	—	—	—	7,571
Interest rate (weighted average)	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%

Short term investments - Brasil	51,628	—	—	—	—	—	51,628
Interest rate (weighted average)	4.42%	0.00%	0.00%	0.00%	0.00%	0.00%	4.42%

Short term investments - Argentina	19,435	—	—	—	—	—	19,435
Interest rate (weighted average)	29.22%	0.00%	0.00%	0.00%	0.00%	0.00%	29.22%

Interest Bearing Liabilities
International bonds (144A/RegS) (1)	7,693	307,544	—	—	—	247,862	563,099	600,464
Fixed Rate [US$] 144A Bonds	4.41%	5.00%	0.00%	0.00%	0.00%	3.95%	4.53%

Local Chilean Bonds (1)	17,690	13,293	13,900	14,567	9,699	413,797	482,946	476,074
Fixed Rate [UF] - Local Chilean Bonds (weighted average)	5.09%	5.68%	5.72%	5.76%	5.39%	3.38%	3.68%

Total public debt (Bonds)	25,383	320,837	13,900	14,567	9,699	661,659	1,046,045	1,076,539

Bank debt - Chile	27	—	—	4,000	—	—	4,027
Weighted average interest rate Ch$	2.00%	0.00%	0.00%	2.00%	0.00%	0.00%	2.00%

Total bank debt	27	—	—	4,000	—	—	4,027
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$581 million, Non-Current: Ch$6,312 million.

Local Chilean Bonds: Current: Ch$138 million, Non-Current: Ch$899 million.

Foreign Currency Risk

As of December 31, 2021, the only foreign currency used by the Company to finance its operation is the U.S dollar, all the rest of the Company’s debt is denominated in local operation currencies (UF, Chilean peso, Argentinean peso, Brazilian real and Paraguayan guaraníes).

The following table summarizes the financial instruments held to December 31, 2021, denominated in U.S. dollars:

						2027		Fair
(Denominated in U.S. Dollars instruments)	2022	2023	2024	2025	2026	Onwards	Total	Value

	(in millions Ch$)
Assets
Cash and cash equivalents	13,641	—	—	—	—	—	13,641	13,641

Liabilities
Bonds debt (1)	7,693	307,544	—	—	—	247,862	563,099	600,464
Leasing debt	870	1,343	383	—	235	—	2,831	2,831

Net debt	22,204	308,888	383	—	235	247,862	579,572	616,937
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$581 million, Non-Current: Ch$6,312 million.

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

As of December 31, 2021, the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was Ch$5,205,338.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY RECEIPTS

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions	Up to US$5.00 per 100 ADSs (or portion thereof)
Withdrawal of shares underlying ADRs	Up to US$5.00 per 100 ADSs (or portion thereof)
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect
Cash distribution fees	US$0.02 or less per ADS
Transfers made pursuant to terms of Deposit Agreement	Fee not in excess of US$1.50 for an ADR

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADRs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

Fees Incurred in Past Annual Period

From January 1, 2021 to December 31, 2021, we did not receive any amounts from the depositary.

Fees to be Paid in the Future

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses they incurred that are related to establishment and maintenance expenses of the ADR program. The depositary has agreed to reimburse us for continuing annual stock exchange listing fees. The depositary has also agreed to waive the standard out-of-pocket maintenance costs for the ADRs programs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

ITEM 15.CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required under Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[Reserved]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has designated Mr. Gonzalo Parot Palma as our Audit Committee Financial Expert, as defined in the instructions to Item 16A of Form 20-F. Our board of directors has also determined that Mr. Domingo Cruzat Amunátegui and Mr. Gonzalo Parot Palma fulfills the independence standards set forth in Rule 10A-3 of the U.S. Exchange Act and applicable NYSE rules.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year ended December 31,
	2020		2021
	Fees millions	% of	Fees	% of
Services rendered	Ch$	Total Fees	millions Ch$	Total Fees
Audit fees (1)	827	98.2%	935	98.4%
Audit-related fees	—	—	—	—
Tax fees	—	—	2	0.2%
All other fees (2)	15	1.8%	13	1.4%
Total	842	100%	950	100%
(1)	Fees for audit services and related expenses, including fees associated with the Company’s annual audit, including the integrated audit of internal control over financial reporting, the reviews of the Company’s quarterly reports required to be filed in Chile and annual statutory audits required in Chile and internationally.
(2)	Fees for all other services and related expenses not included above and related to the audit of the Company’s sustainability reports.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 16E.PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2021, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous independent registered public accounting firm

Pursuant to the Chilean Corporations Act, the Company is obliged to elect on an annual basis its principal accountant. The election takes place at the annual shareholders’ meeting. The audit committee and the directors committee independently submitted to the board of directors their proposal for the election of the principal accountant for fiscal year 2022. The board of directors’ at its meeting held on February 22, 2022 agreed to propose to the annual shareholders’ meeting of April 13, 2022 the candidates. At the referred annual shareholders’ meeting held April 13, 2022, PricewaterhouseCoopers Consultores Auditores SpA was elected as principal accountant for the fiscal year 2022. As a consequence, EY Audit SpA was dismissed as our independent registered public accounting firm on April 13, 2022. Such dismissal becomes effective upon completion by EY Audit SpA of its procedures on the financial statements of Embotelladora Andina S.A. as of and for the year ended December 31, 2021 and the filing of the related Form 20-F.

The reports of EY Audit SpA on the Company’s consolidated financial statements for the last two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with the audits of the Company’s consolidated financial statements for each of the two fiscal years ended December 31, 2021, and in the subsequent interim period through April 26, 2022, there have been no disagreements with EY Audit SpA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of EY Audit SpA would have caused EY Audit SpA to make reference to the matter in their report. There was no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

Andina has requested that EY Audit SpA furnish it a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of that letter, dated April 26, 2022, is filed as Exhibit 8.2 to this From 20-F.

New independent registered public accounting firm

Andina engaged PricewaterhouseCoopers Consultores Auditores SpA as its new independent registered public accounting firm as of April 13, 2022. During the fiscal years ended December 31, 2021 and 2020 and in the subsequent interim period through April 13, 2022, Andina has not consulted with PricewaterhouseCoopers Consultores Auditores SpA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Andina’s financial statements, and either a written report or oral advice was provided to Andina that PricewaterhouseCoopers Consultores Auditores SpA concluded was an important factor considered by Andina in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.CORPORATE GOVERNANCE

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

REQUIREMENT	NYSE REQUIREMENTS FOR US LISTED COMPANIES	CHILEAN LAW REQUIREMENTS AND COMPANY PRACTICE

Independent Directors	Under NYSE rules, the board of directors is required to have a majority of independent directors. However, “controlled companies,” as defined under NYSE rules, are exempt from this requirement.

Under Chilean law, there is no legal obligation to have a Board of Directors composed of a majority of independent members. Our company does not have a majority independent board of directors, and as a “controlled company,” we would be exempt from NYSE’s requirement to do so.

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

Nominations of Directors

Listed companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors. However, “controlled companies,” as defined under NYSE rules, are exempt from this requirement.

There is no similar legal obligation under Chilean law. Andina has a Directors’ Committee whose functions are set by Chilean Corporation Law. Our Company does not have a Nominating/Corporate Governance Committee composed entirely of independent directors and as a “controlled company,” we would be exempt from NYSE’s requirement to do so. The functions of the Directors’ Committee are described under Item 6C. “Directors, Senior Management and Employees-Board Practices”.

Compensation of Executive Officers	Listed companies must have a Compensation Committee composed entirely of independent directors. However, “controlled companies,” as defined under NYSE rules, are exempt from this requirement.

There is no similar legal obligation under Chilean law. In accordance with Chilean law, the above-mentioned Directors’ Committee is in charge of reviewing management compensation. Our Company does not have a Compensation Committee composed entirely of independent directors and as a “controlled company,” we would be exempt from NYSE’s requirement to do so. The functions of the Directors’ Committee are described under Item 6C. “Directors, Senior Management and Employees-Board Practices”.

Audit Committee

Must have an audit committee with the specific responsibilities and authority necessary to comply with SEC rules. Members must meet all of the independence requirements of the NYSE, as well as SEC Rule 10A-3 independence requirements (subject to any available exemptions).

No similar legal obligation exists under Chilean law. However, in accordance with the Chilean Public Companies Law 18,046, public companies that have a net worth of more than 1.5 million UFs and/or at least a 12.5% of its issued shares with voting rights are held by individual shareholders who control or own less than 10% of such shares must have a Directors’ Committee, formed by three members who are in their majority independent of the controller. Andina designated an Audit Committee in accordance with SEC Rule 10A-3. As described in Item 6.C. “Board Practice –Audit Committee,” we rely on an exemption from the independence requirements of Rule 10A-3 with respect to one of our audit committee members. The functions of the audit committee are described under “Item 6C. Directors, Senior Management and Employees-Board Practices-Audit Committee”.

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

There is no legal obligation to adopt a Code of Business Conduct. Chilean law requires that a company have a set of internal regulations which regulate the company and its relations with personnel. Such regulations must contain, among other things, regulations related to ethics and good behavior. Notwithstanding the above, a company may create internal codes of conduct, provided they do not require or prohibit behavior that contravenes Chilean law. In 1996, Andina created a Code of Ethics and Business Conduct that applies to the entire Company, and that has been updated over the years. Andina has posted this information on its website at www.koandina.com. See Item 16B. “Code of Ethics.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

ITEM 18.FINANCIAL STATEMENTS

The following financial statements, together with the report of independent registered accounting firm, are filed as part of this annual report:

ITEM 19.EXHIBITS

The exhibits filed with or incorporated by reference in this annual report are listed in the exhibit index below.

EXHIBIT INDEX

Item	Description
1.1

Amended and restated Bylaws of Embotelladora Andina S.A. dated as of June 25, 2012 (English Translation) (incorporated by reference to Exhibit 1.1 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.1

Amended and restated Deposit Agreement, dated as of December 14, 2000, among Embotelladora Andina S.A., The Bank of New York as Depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 1.3 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

2.2

Indenture dated as of October 1, 2013, among Embotelladora Andina S.A. and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Andina’s annual report on Form 20-F filed on April 28, 2021 (File No. 001-13142))

2.3

Description of Securities Registered under Section 12(b) of the Exchange Act (incorporated by reference to Exhibit 2.3 to Andina’s annual report on Form 20-F filed on April 29, 2020 (File No. 001-13142))

4.1

Amended and Restated Call Option Agreement, dated as of December 17, 1996, among Inversiones Freire Limitada, Inversiones Freire Dos Limitada, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., The Coca-Cola Company, and Embotelladora Andina S.A. and Custody Agreement among Inversiones Freire Limitada and Inversiones Freire Dos Limitada and Citibank, N.A. (English translation) (incorporated by reference to Exhibit 1.5 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

4.2

Amendment dated as of August 31, 2012 to the Amended and Restated Shareholders’ Agreement, dated as of June 25, 2012, among Embotelladora Andina S.A., the Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire Ltda., and Inversiones Freire Dos Ltda (incorporated by reference to Exhibit 4.2 to Andina’s annual report on Form 20-F filed on May 15, 2014 (File No. 001-13142))

4.3

Bottler Agreement dated as of October 1, 2017 among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.30 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.4

Bottler Agreement dated as of October 4, 2017 among Rio de Janeiro Refrescos Ltda. and The Coca-Cola Company (incorporated by reference to Exhibit 4.32 to Andina’s annual report on Form 20-F filed on April 25, 2019 (File No. 001-13142))

4.5

Bottler Agreement dated as of January 1, 2018 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.31 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.6

Amendment to the Bottler Agreement between Embotelladora Andina S.A. and The Coca-Cola Company dated November 7, 2019 (incorporated by reference to Exhibit 4.35 to Andina’s annual report on Form 20-F filed on April 29, 2020 (File No. 001-13142))

4.7

Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.28 to Andina’s annual report on Form 20-F filed on April 30, 2015 (File No. 001-13142))

Item	Description
4.8

Amendment dated as of August 27, 2020 to Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.8 to Andina’s annual report on Form 20-F filed on April 28, 2021 (File No. 001-13142))

8.1	List of our subsidiaries (filed herein)

8.2	Letter from EY Audit SpA to the Securities and Exchange Commission regarding change in certifying accountant (filed herein)

12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Embotelladora Andina S.A., none of which authorizes securities in a total amount that exceeds 10.0% of the total assets of Embotelladora Andina S.A. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements upon request by the SEC.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano
(Signature)

/s/ Andrés Wainer
(Signature)

Date: April 27, 2022

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Tax Contingencies in Brazil
Description of the Matter

As described in Note 23 to the consolidated financial statements, the Company is a party to a number of administrative and legal proceedings arising from various tax claims for which a provision was recorded as of December 31, 2021, as the probability of loss was assessed as more than likely based on current available information. The Company uses significant judgment in determining whether its technical merits are more-likely-than-not to be sustained in court, considering the complexity of the Brazilian tax environment and lack of jurisprudence for certain tax matters. To carry out this assessment, management monitors the evolution of court ruling trends and is assisted by the Company’s external legal counsel.

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

April 26, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on Internal Control over Financial Reporting

We have audited Embotelladora Andina S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Embotelladora Andina S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years then ended December 31, 2021, and the related notes and our report dated April 26, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 26, 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

ASSETS	NOTE	12.31.2021	12.31.2020
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	304,312,020	309,530,699
Other financial assets	5	195,470,749	140,304,853
Other non-financial assets	6	14,719,104	13,374,381
Trade and other accounts receivable, net	7	265,490,626	194,021,253
Accounts receivable from related companies	12.1	9,419,050	11,875,408
Inventory	8	191,350,206	127,972,650
Current tax assets	9	10,224,368	218,472
Total Current Assets		990,986,123	797,297,716

Non-Current Assets:
Other financial assets	5	296,632,012	162,013,278
Other non-financial assets	6	70,861,616	90,242,672
Trade and other receivables	7	126,464	73,862
Accounts receivable from related parties	12.1	98,941	138,346
Investments accounted for under the equity method	14	91,489,194	87,956,354
Intangible assets other than goodwill	15	659,631,543	604,514,165
Goodwill	16	118,042,900	98,325,593
Property, plant and equipment	11	716,379,127	605,576,545
Deferred tax assets	10.2	1,858,727	1,925,869
Total Non-Current Assets		1,955,120,524	1,650,766,684
Total Assets		2,946,106,647	2,448,064,400

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

LIABILITIES AND EQUITY	NOTE	12.31.2021	12.31.2020
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	47,763,039	38,566,724
Trade and other accounts payable	18	327,409,207	230,445,809
Accounts payable to related parties	12.2	56,103,461	39,541,968
Other provisions	19	1,528,879	1,335,337
Tax liabilities	9	30,512,787	8,828,599
Employee benefits current provisions	13	35,012,072	31,071,019
Other non-financial liabilities	20	31,237,834	28,266,730
Total Current Liabilities		529,567,279	378,056,186

Other financial liabilities	17	1,041,048,972	989,829,569
Accounts payable	18	256,273	295,279
Accounts payable to related companies	12.2	11,557,723	10,790,089
Other provisions	19	55,883,527	48,734,936
Deferred tax liabilities	10.2	168,454,827	153,669,547
Employee benefits non-current provisions	13	14,139,670	13,635,558
Other non-financial liabilities	20	23,784,817	21,472,048
Tax liabilities	9	—	20,597
Total Non-current liabilities		1,315,125,809	1,238,447,623

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		768,116,920	654,171,126
Other reserves		37,289,310	(113,727,586)
Equity attributable to equity holders of the parent		1,076,143,804	811,181,114
Non-controlling interests		25,269,755	20,379,477
Total Equity		1,101,413,559	831,560,591
Total Liabilities and Equity		2,946,106,647	2,448,064,400

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the periods between January 1 and December 31, 2021, 2020 and 2019

		01.01.2021	01.01.2020	01.01.2019
	NOTE	12.31.2021	12.31.2020	12.31.2019
		ThCh$	ThCh$	ThCh$
Net sales		2,216,732,593	1,698,281,237	1,779,025,115
Cost of sales	8	(1,375,392,773)	(1,022,498,659)	(1,048,343,767)
Gross Profit		841,339,820	675,782,578	730,681,348
Other income	26	1,337,878	8,356,298	40,947,158
Distribution expenses	25	(199,952,373)	(152,532,018)	(166,996,289)
Administrative expenses	25	(348,949,863)	(283,638,935)	(325,903,809)
Other expenses	27	(15,211,790)	(17,430,256)	(26,182,847)
Other (loss) gains	29	—	287	2,876
Financial income	28	7,791,869	14,945,879	45,155,791
Financial expenses	28	(52,992,456)	(54,772,837)	(46,209,020)
Share of profit (loss) of investments in associates accounted for using the equity method	14.3	3,093,102	2,228,763	(3,415,083)
Foreign exchange differences		(5,508,311)	(3,088,278)	(4,130,543)
Income by indexation units		(27,738,888)	(11,828,762)	(7,536,466)
Net income before income taxes		203,208,988	178,022,719	236,413,116
Income tax expense	10.1	(46,177,320)	(54,905,399)	(61,166,891)
Net income		157,031,668	123,117,320	175,246,225

Net income attributable to
Owners of the controller		154,698,150	121,999,805	173,721,928
Non-controlling interests		2,333,518	1,117,515	1,524,297
Net income		157,031,668	123,117,320	175,246,225

Earnings per Share, basic and diluted in ongoing operations		Ch$	Ch$	Ch$
Earnings per Series A Share	21.5	155.65	122.75	174.79
Earnings per Series B Share	21.5	171.21	135.02	192.27

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods between January 1 and December 31, 2021, 2020 and 2019

	01.01.2021	01.01.2020	01.01.2019
	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Net Income	157,031,668	123,117,320	175,246,225
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(357,840)	(3,146,362)	(379,007)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	98,973,862	(264,119,093)	(41,844,584)
Gain (losses) from cash flow hedges	104,232,055	(12,203,755)	(1,865,233)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	96,617	849,518	102,332

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	(22,103,267)	84,571,922	9,295,546
Income tax related to cash flow hedges	(28,944,992)	2,334,037	683,482
Other comprehensive income, total	151,896,435	(191,713,733)	(34,007,464)
Total comprehensive income	308,928,103	(68,596,413)	141,238,761
Total comprehensive income attributable to:

Equity holders of the controller	305,715,046	(68,721,632)	139,861,690
Non-controlling interests	3,213,057	125,219	1,377,071
Total comprehensive income	308,928,103	(68,596,413)	141,238,761

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the periods between January 1 and December 31, 2021, 2020 and 2019

		Other reserves
		Reserves for		Actuarial gains or
		exchange rate	Cash Flow hedge	losses in employee		Total other			Non-controlling
	Issued Capital	differences	reserve	benefits	Other reserves	reserves	Retained earnings	Controlling equity	interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2021	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591
Changes in equity
Comprehensive income
Earnings	—	—	—	—	—	—	154,698,150	154,698,150	2,333,518	157,031,668
Other comprehensive income	—	75,916,398	75,323,231	(222,733)	—	151,016,896	—	151,016,896	879,539	151,896,435
Comprehensive income	—	75,916,398	75,323,231	(222,733)	—	151,016,896	154,698,150	305,715,046	3,213,057	308,928,103
Dividends	—	—	—	—	—	—	(109,328,860)	(109,328,860)	(1,386,857)	(110,715,717)
Increase (decrease) from other changes *	—	—	—	—	—	—	68,576,504	68,576,504	3,064,078	71,640,582
Total changes in equity	—	75,916,398	75,323,231	(222,733)	—	151,016,896	113,945,794	264,962,690	4,890,278	269,852,968
Ending balance as of 12,31,2021	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559

		Other reserves
		Reserves for		Actuarial gains or
		exchange rate	Cash Flow hedge	losses in employee		Total other			Non-controlling
	Issued Capital	differences	reserve	benefits	Other reserves	reserves	Retained earnings	Controlling equity	interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2020	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948
Changes in equity
Comprehensive income
Earnings	—	—	—	—	—	—	121,999,805	121,999,805	1,117,515	123,117,320
Other comprehensive income	—	(178,420,146)	(9,868,850)	(2,432,441)	—	(190,721,437)	—	(190,721,437)	(992,296)	(191,713,733)
Comprehensive income	—	(178,420,146)	(9,868,850)	(2,432,441)	—	(190,721,437)	121,999,805	(68,721,632)	125,219	(68,596,413)
Dividends	—	—	—	—	—	—	(103,365,468)	(103,365,468)	—	(103,365,468)
Increase (decrease) from other changes *	—	—	—	—	—	—	34,618,524	34,618,524	—	34,618,524
Total changes in equity	—	(178,420,146)	(9,868,850)	(2,432,441)	—	(190,721,437)	53,252,861	(137,468,576)	125,219	(137,343,357)
Ending balance as of 31.12.2020	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements.

		Other reserves

		Reserves for		Actuarial gains or
		exchange rate	Cash Flow hedge	losses in employee		Total other			Non-controlling
	Issued Capital	differences	reserve	benefits	Other reserves	reserves	Retained earnings	Controlling equity	interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2019	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743
Changes in equity
Comprehensive income
Earnings	—	—	—	—	—	—	173,721,928	173,721,928	1,524,297	175,246,225
Other comprehensive income	—	(32,401,812)	(1,181,751)	(276,675)	—	(33,860,238)	—	(33,860,238)	(147,226)	(34,007,464)
Comprehensive income	—	(32,401,812)	(1,181,751)	(276,675)	—	(33,860,238)	173,721,928	139,861,690	1,377,071	141,238,761
Dividends	—	—	—	—	—	—	(86,568,579)	(86,568,579)	(1,024,430)	(87,593,009)
Increase (decrease) from other changes *	—	—	—	—	—	—	51,543,453	51,543,453	—	51,543,453
Total changes in equity	—	(32,401,812)	(1,181,751)	(276,675)	—	(33,860,238)	138,696,802	104,836,564	352,641	105,189,205
Ending balance as of 31.12.2019	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

For the periods between January 1 and December 31, 2021, 2020 and 2019

		01.01.2021	01.01.2020	01.01.2019
	NOTE	12.31.2021	12.31.2020	12.31.2019
Cash flows provided by (used in) Operating Activities		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,953,813,799	2,321,999,131	2,626,374,510
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(2,048,185,735)	(1,517,256,079)	(1,802,751,639)
Payments to and on behalf of employees		(216,192,088)	(189,758,823)	(203,681,853)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(278,367,683)	(266,228,165)	(292,958,045)
Dividends received		1,441,355	1,176,079	411,041
Interest payments		(55,497,167)	(44,299,001)	(36,141,477)
Interest received		5,373,494	7,538,364	1,539,120
Income tax payments		(46,100,050)	(29,474,900)	(34,198,767)
Other cash movements (tax on bank debits Argentina and others)		(11,230,942)	(4,927,608)	(3,444,416)
Cash flows provided by (used in) Operating Activities		305,054,983	278,768,998	255,148,474

Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		39,919	3,570	18,904
Purchase of Property, plant and equipment		(138,856,157)	(85,874,958)	(110,683,258)
Purchase of intangible assets		(5,171,139)	(207,889)	(448,307)
Payment on forward, term option and financial exchange agreements		(375,579)	(472,551)	(70,373)
Collection on forward, term, option and financial exchange agreements		678,274	2,122,954	1,135,034
Purchase of other current financial assets		(54,567,998)	(139,449,884)	—
Net cash flows used in Investing Activities		(198,252,680)	(223,878,758)	(110,048,000)

Cash Flows generated from (used in) Financing Activities
Charges for changes in share ownership of subsidiaries		3,000,000	—	—
Proceeds (payments) from short term loans		—	27,633,156	50,297,337
Loan payments		(797,428)	(25,197,737)	(74,332,889)
Lease liability payments		(4,008,924)	(3,974,086)	(2,989,457)
Dividend payments by the reporting entity		(106,347,165)	(99,985,500)	(86,265,896)
Placement and payment of public debt		(7,165,997)	214,565,128	(13,821,732)
Net cash flows (used in) generated by Financing Activities		(115,319,514)	113,040,961	(127,112,637)
Net increase in cash and cash equivalents before exchange differences		(8,517,211)	167,931,201	17,987,837
Effects of exchange differences on cash and cash equivalents		9,501,803	(13,574,854)	4,048,168
Effects of inflation in cash and cash equivalents in Argentina		(6,203,271)	(2,393,634)	(2,006,632)
Net increase (decrease) in cash and cash equivalents		(5,218,679)	151,962,713	20,029,373
Cash and cash equivalents - beginning of period	4	309,530,699	157,567,986	137,538,613
Cash and cash equivalents - end of period	4	304,312,020	309,530,699	157,567,986

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, Heineken, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Chile expires in January 2023; in Argentina it expires in September 2022; in Brazil it expires in October 2022, and one agreement for Paraguay, which is currently under renewal. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

Company Management estimates that the bottling agreements will be renewed by The Coca-Cola Company as it has occurred in the past.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.25% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on February 22, 2022.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1          Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the fiscal years ended December 31, 2021 and 2020, have been prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of December 31, 2021 and 2020 and the results of operations for the periods between January 1 and December 31, 2021 and 2020, together with the statements of changes in equity and cash flows for the three periods years in the period ended December 31, 2021, 2020 and 2019 and the related notes.

The Company’s 2021 local statutory consolidated financial statements in Spanish were approved by the Company’s Board of Directors on February 22, 2022, with subsequent events first being considered through that date. Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December 31, 2021 and 2020 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended. Those consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 13, 2022 meeting.

Included in this 2021 consolidated financial statements are consolidated statement of financial position as of December 31, 2021 and 2020, along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2021, 2020 and 2019. This three-year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission. The accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements. This three-year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 26, 2022, with subsequent events considered through this later date.

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

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and "Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		12.31.2021			12.31.2020
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A. (1)	—	—	—	—	99.99	99.99
Foreign	Aconcagua Investing Ltda. (1)	—	—	—	0.70	99.28	99.98
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
77.427.659-9	Re-Ciclar S.A. (2)	60.00	—	60.00	—	—	—
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	VJ S.A.	15.00	50.00	65.00	15.00	50.00	65.00

(1) These companies were merged into Andina Bottling Investments Dos S.A.

(2) Re-Ciclar S.A. is a company, whose purpose is to produce recycled resin for the Coca-Cola system and third parties

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

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

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

●	Operation in Chile

●	Operation in Brazil
●	Operation in Argentina
●	Operation in Paraguay

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

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at December 31, 2021, in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

Inflation for the periods from January to December 2021 and 2020 was 50.21% and 36.01%, respectively.

2.5.2       Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

●	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
●	Cash flow income statement are also translated at average exchange rates for each transaction.
●	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.
b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

●	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
●	The income statement is translated at the closing exchange rate at the financial statements date.
●	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
●	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3       Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
12.31.2021	844.69	151.36	8.22	0.123
12.31.2020	710.95	136.80	8.44	0.103

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

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

2.7.2       Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

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

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units – CGU).

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

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

●	Operation in Chile;
●	Operation in Argentina;
●	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);
●	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset’s carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)	Discount rate

The discount rate applied in the annual test carried out in 2021 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

	2021 Discount	2020 Discount
	rates	rates
Argentina	27.2%	28.1%
Chile	7.1%	7.2%
Brazil	9.0%	9.9%
Paraguay	8.1%	9.3%

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 4% for the carbonated beverage category and up to 5% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from a real 0.4% to 0.9% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 30 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2022-2026

In each sensitization scenario of the of the 3 variables mentioned above, no signs of impairment were observed for the Company's CGUs.

The Company performs the impairment analysis on an annual basis. As a result of the tests conducted as of December 31, 2021 and 2020, no evidence of impairment was identified in any of the CGUs listed above, assuming conservative EBITDA margin projections and in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries in which operations are carried out and as a result of the pandemic, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model.

It should be noted that although no impairment indicators were identified for the CGUs described above, the annual review of other investments identified that for the Verde Campo brand (a dairy producer owned by Trop Frutas do Brasil Ltda.), in which Andina Brazil has a minority interest, the recoverable amount would be BRL 21.8 million, an amount below the carrying amount recorded in the financial statements of BRL 34.6 million, in which Andina Brazil includes its proportional interest. Given the difference, the BRL 12.8 million loss was reduced from its book value as of December 2021, leaving a recoverable amount of BRL 21.8 million. The impairment effects were included in the consolidated results under "Share of profit (loss) of associates accounted for under the equity method". The main reasons for the impairment of the investment are due to the lower flows expected for the dairy products segment for the local Brazilian market.

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

The classification is based on two criteria: (a) the Group’s business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent “solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group’s financial assets are as follows:

●	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

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

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group’s consolidated financial statements) when:

●	The rights to receive cash flows from the asset have expired,
●	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

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

The Group’s financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group’s financial liabilities are as follows:

●	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.
●	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

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

2.9.3        Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

●	There is currently a legally enforceable right to offset the amounts recognized, and
●	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

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

2.10.2     Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under “Other income and losses”.  The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2021, the Company had no implicit derivatives.

2.10.3     Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

●	In the asset or liability main market, or
●	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

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

2.12        Trade accounts receivable and other accounts receivable

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

2.13        Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

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

2.17        Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

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

2.22        Dividend distribution

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

2.23        Critical accounting estimates and judgments

In preparing the consolidated financial statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.23.1     Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2     Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

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

2.23.3     Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

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

At the closing of December 2021, based on the best estimate according to the most recent reliable, reasonable and available information, Management performed a review of its accounting estimates of useful lives in the Operations in Argentina, Brazil and Paraguay.

The review of the estimates resulted in slight changes mainly in fixed assets related to Furniture and Fixtures:

	Previous range	New range
Assets	of years	of years
Buildings	15-80	15-80
Plant and equipment	5-20	5-20
Fixed and ancillary equipment	10-50	10-50
Furniture and fixtures	4-5	5
Vehicles	4-10	4-10
Other property, plant and equipment	3-10	5-10
Containers and cases	2-5	1-8

The impact of the change in the useful life of the Company's foreign operations is not significant in the current and future years.

2.23.5 Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a current obligation (legal or implied) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.24.1     New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2021.

Amendments to IFRS which have been issued and are effective from January 1, 2021, are detailed below.

	Amendments	Application date
IFRS 9, IAS 39, IFRS 7,IFRS 4 and IFRS 16	Interest Rate Benchmark Reform—Phase 2	January 1, 2021
IFRS 16	COVID-19-Related Rent Concessions	April 1, 2021

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

Amendments are required and early application is permitted. A hedging ratio must be resumed if the hedging ratio were discontinued solely due to the changes required by the reform of the benchmark interest rate and would therefore not have been discontinued if the second phase of amendments had been implemented at that time. While application is retrospective, an entity is not required to restate previous periods.

The amendment is applicable for the first time in 2021, however, it has no impact on Andina’s financial statements.

IFRS 16 COVID-19-Related Rent Concessions

In May 2020, the IASB issued an amendment to IFRS 16 Leases to provide relief for lessees in the application of IFRS 16 guidance regarding lease modifications due to rent concessions occurring as a direct consequence of the Covid-19 pandemic. The amendment does not affect lessors. On March 31, the IASB extended this amendment for one year

As a practical solution, a lessee may choose not to assess whether the Covid-19-related rent reduction granted by a lessor is a modification of the lease. A lessee making this choice will recognize changes in lease payments from Covid-19-related rent reductions in the same way as it would recognize the change under IFRS 16 as if such a change was not a modification of the lease.

A lessee shall apply this practical solution retroactively, recognizing the cumulative effect of the initial application of the amendment as an adjustment in the Opening balance of accumulated results (or another component of equity, as appropriate) at the beginning of the annual reporting period in which the lessee first applies the amendment.

A lessee will apply this amendment for annual periods beginning on April 1, 2021.

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

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments	Date of application
IAS 1	Disclosure of Accounting Policies	January 1, 2023
IAS 1	Classification of liabilities as current or non-current	January 1, 2023
IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	January 1, 2022
IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined
IAS 12	Deferred taxes regarding assets and liabilities that arise from a single transaction	January 1, 2023
IAS 8	Definition of Accounting estimate	January 1, 2023

IAS 1 Presentation of Financial Statements – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making materiality judgements, providing guidance and examples to help entities apply relative importance judgements to accounting policy disclosures.

Amendments have the purpose of helping entities provide disclosure on accounting policies that are more useful by:

●	Replacing the requirement for entities to disclose “significant” accounting policies with the requirement to disclose its “material” accounting policies.
●	Include guidance on how entities apply the concept of materiality indecision-making on the disclosure of accounting policies.

On assessing the relative importance of the accounting policy information, entities should consider both the size of the transaction as well as other events and conditions and the nature of these transaction. The amendment is effective for annual periods beginning on January 1, 2023. Early application of IAS 1 amendments is allowed as long as it is disclosed.

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

IAS 37 Onerous Contracts—Cost of Fulfilling a Contract

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

IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, narrowing the scope of the initial recognition exception pursuant to IAS 12, so that it is no longer applied to transactions giving rise to equal amounts of taxable and deductible temporary differences.

The amendments clarify that when liability settlement payments are deductible for tax purposes, it is a judgement call (having considered the applicable tax legislation) if those deductions are attributable to tax effects on liabilities recognized in the financial statements (and interest expenses) or to the related asset component (and interest expenses). This judgment is important in determining if temporary differences exist in the initial recognition of the asset and liability.

Likewise, pursuant to the issued amendments, the exception in the initial recognition does not apply to transactions that, upon initial recognition, give rise to equal taxable and deductible temporary differences. It only applies when recognizing a lease asset and a lease liability (or a dismantling liability and a dismantling asset component) give rise to taxable and deductible temporary differences that are not equal. However, it is possible that the resulting deferred tax assets and liabilities may not be the same (e.g., if the entity cannot benefit from the tax deductions or if the tax rates applied are different from the taxable and deductible temporary differences). In those cases, an entity would need to account for the difference between the deferred tax asset and liability in the P&L.

The amendment will be effective for annual periods beginning on January 1, 2023.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, incorporating a new definition for “accounting estimates”. The amendments clarify the distinction between changes to accounting estimates and changes to accounting policies and error correction. Also, they clarify how entities use input and measurement techniques to develop accounting estimates.

The amended standard clarifies that the effects of accounting estimates, resulting from a change in the input or a change in the measurement technique are considered as changes in accounting estimates, as long as these did not result from error corrections of previous periods. The previous definition of a change in accounting estimate specified that the changes in accounting estimates could result from new information or new developments. Therefore, said changes are not considered error corrections.

The amendment will be effective for annual periods beginning on January 1, 2023.

The Company will perform an impact assessment of the above described amendments once they become effective.

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

The following operating segments have been determined for strategic decision making based on geographic location:

●	Operation in Chile
●	Operation in Brazil
●	Operation in Argentina
●	Operation in Paraguay

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

A summary of the Company’s operations by segment according to IFRS is as follows:

					Inter-
	Operation in	Operation in	Operation in	Operation	country	Consolidated,
For the period ended December 31, 2021	Chile	Argentina	Brazil	in Paraguay	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	480,157,607	419,724,122	313,147,740	134,284,020	(904,603)	1,346,408,886
Other beverages	495,138,445	97,742,388	226,109,683	34,932,160	(587)	853,922,089
Packaging	—	19,488,958	—	—	(3,087,340)	16,401,618
Revenues from ordinary activities	975,296,052	536,955,468	539,257,423	169,216,180	(3,992,530)	2,216,732,593
Cost of sales	(630,862,197)	(296,090,157)	(361,323,450)	(91,109,499)	3,992,530	(1,375,392,773)
Distribution expenses	(78,995,679)	(78,019,531)	(33,458,924)	(9,478,239)	—	(199,952,373)
Administrative expenses	(142,762,661)	(110,329,089)	(71,995,712)	(23,862,401)	—	(348,949,863)
Financial income	(2,936,819)	5,011,888	5,327,527	389,273	—	7,791,869
Financial costs	(27,669,541)	(577,941)	(24,744,974)	-	—	(52,992,456)
Net financial costs	(30,606,360)	4,433,947	(19,417,447)	389,273	—	(45,200,587)
Share of entity in income of associates accounted for using the equity method, total	2,799,437	—	293,665	-	—	3,093,102
Income tax expense	(15,756,620)	(25,697,558)	82,395	(4,805,537)	—	(46,177,320)
Oher income (expenses)	(29,072,689)	(10,652,582)	(7,834,863)	439,023	—	(47,121,111)
Net income of the segment reported	50,039,283	20,600,498	45,603,087	40,788,800	—	157,031,668

Depreciation and amortization	38,189,190	32,863,821	23,647,789	10,074,503	—	104,775,303
Current assets	626,277,188	117,319,226	183,268,173	64,121,536	—	990,986,123
Non-current assets	739,113,114	216,757,538	720,101,674	279,148,198	—	1,955,120,524
Segment assets, total	1,365,390,302	334,076,764	903,369,847	343,269,734	—	2,946,106,647

Carrying amount in associates accounted for using the equity method, total	52,519,831	—	38,969,363	—	—	91,489,194
Segment disbursements of non-monetary assets	53,513,835	33,789,235	30,171,387	21,381,700	—	138,856,157

Current liabilities	283,835,866	101,832,549	109,691,047	34,207,817	—	529,567,279
Non-current liabilities	743,108,008	20,388,886	534,386,761	17,242,154	—	1,315,125,809
Segment liabilities, total	1,026,943,874	122,221,435	644,077,808	51,449,971	—	1,844,693,088

Cash flows (used in) provided by in Operating Activities	181,679,320	55,490,096	36,121,074	31,764,493	—	305,054,983
Cash flows (used in) provided by Investing Activities	(108,283,362)	(33,789,408)	(32,875,359)	(23,304,551)	—	(198,252,680)
Cash flows (used in) provided by Financing Activities	(111,533,388)	(940,318)	(2,455,073)	(390,735)	—	(115,319,514)

					Inter-
	Operation in	Operation in	Operation in	Operation	country	Consolidated,
For the period ended December 31, 2020	Chile	Argentina	Brazil	Paraguay in	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	407,191,500	260,118,269	317,712,571	126,057,797	(578,764)	1,110,501,373
Other beverages	237,570,385	49,817,791	262,350,736	31,094,787	(359,666)	580,474,033
Packaging	—	8,891,560	—	—	(1,585,729)	7,305,831
Revenues from ordinary activities	644,761,885	318,827,620	580,063,307	157,152,584	(2,524,159)	1,698,281,237
Cost of sales	(392,720,439)	(172,065,726)	(373,444,835)	(86,791,818)	2,524,159	(1,022,498,659)
Distribution expenses	(59,897,972)	(49,112,014)	(34,784,528)	(8,737,504)	—	(152,532,018)
Administrative expenses	(112,306,460)	(69,668,104)	(79,674,089)	(21,990,282)	—	(283,638,935)
Financial income	6,437,945	1,169,193	7,068,396	270,345	—	14,945,879
Financial costs	(23,938,992)	(729,164)	(30,104,681)	—	—	(54,772,837)
Net financial costs	(17,501,047)	440,029	(23,036,285)	270,345	—	(39,826,958)
Share of entity in income of associates accounted for using the equity method, total	1,248,478	—	980,285	—	—	2,228,763
Income tax expense	(23,057,195)	(7,668,059)	(20,536,914)	(3,643,231)	—	(54,905,399)
Oher income (expenses)	(21,231,223)	(6,046,069)	3,064,104	222,477	—	(23,990,711)
Net income of the segment reported	19,296,027	14,707,677	52,631,045	36,482,571	—	123,117,320

Depreciation and amortization	50,271,626	22,895,329	27,339,714	10,413,848	—	110,920,517

Current assets	532,713,969	70,215,594	149,709,603	44,658,550	—	797,297,716
Non-current assets	636,275,547	144,802,176	643,447,811	226,241,150	—	1,650,766,684
Segment assets, total	1,168,989,516	215,017,770	793,157,414	270,899,700	—	2,448,064,400

Carrying amount in associates accounted for using the equity method, total	50,628,307	—	37,328,047	—	—	87,956,354
Segment disbursements of non-monetary assets	41,114,189	15,803,061	17,075,672	11,882,036	—	85,874,958

Current liabilities	198,669,957	58,904,281	96,144,933	24,337,015	—	378,056,186
Non-current liabilities	748,105,248	10,717,606	465,225,175	14,399,594	—	1,238,447,623
Segment liabilities, total	946,775,205	69,621,887	561,370,108	38,736,609	—	1,616,503,809

Cash flows (used in) provided by in Operating Activities	191,911,595	24,603,123	36,409,227	25,845,053	—	278,768,998
Cash flows (used in) provided by Investing Activities	(178,910,100)	(16,010,950)	(17,075,672)	(11,882,036)	—	(223,878,758)
Cash flows (used in) provided by Financing Activities	117,081,470	(167,606)	(3,443,826)	(429,077)	—	113,040,961

		Argentina	Brazil	Paraguay	Intercompany	Consolidated
For the period ended December 31, 2019	Chile Operation	Operation	Operation	Operation	Eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Softdrinks	408,467,731	313,866,082	360,791,744	124,855,857	(366,490)	1,207,614,924
Other beverages	200,484,390	70,990,286	258,529,540	34,036,153	(450,559)	563,589,810
Packaging	—	9,779,472	—	—	(1,959,091)	7,820,381
Revenues from ordinary activities	608,952,121	394,635,840	619,321,284	158,892,010	(2,776,140)	1,779,025,115
Cost of sales	(359,465,664)	(214,447,259)	(384,838,875)	(92,368,109)	2,776,140	(1,048,343,767)
Distribution expenses	(59,076,433)	(56,421,024)	(42,673,570)	(8,825,262)		(166,996,289)
Administrative expenses	(114,250,801)	(89,276,114)	(98,071,441)	(24,305,453)		(325,903,809)
Finance income	1,286,021	1,346,501	42,327,682	195,587	—	45,155,791
Finance expense	(13,151,176)	999,370	(34,057,214)	—	—	(46,209,020)
Interest expense, net (1)	(11,865,155)	2,345,871	8,270,468	195,587	—	(1,053,229)
Share of the entity in income of associates	381,255	—	(3,796,338)	—	—	(3,415,083)
Income tax expense	(12,838,517)	(6,902,265)	(36,821,377)	(4,604,732)	—	(61,166,891)
Other income (loss)	(15,109,823)	(3,235,926)	21,754,242	(308,315)	—	3,100,178
Net income of the segment reported	36,726,983	26,699,123	83,144,393	28,675,726	—	175,246,225

Depreciation and amortization	46,105,063	25,369,034	29,945,887	9,667,300	—	111,087,284

Current assets	244,504,165	76,354,086	171,349,293	41,266,559	—	533,474,103
Non-current assets	657,069,423	165,116,212	786,979,234	248,309,451	—	1,857,474,320
Segment assets, total	901,573,588	241,470,298	958,328,527	289,576,010	—	2,390,948,423

Carrying amount in associates and joint ventures accounted for using the equity method, total	49,703,673	—	50,163,060	—	—	99,866,733

Segment disbursements of non-monetary assets	51,542,820	24,343,002	21,343,312	13,454,124	—	110,683,258

Current liabilities	193,298,799	68,120,885	124,248,587	25,990,081	—	411,658,352
Non-current liabilities	474,576,722	13,350,651	506,297,573	16,161,177	—	1,010,386,123
Segment liabilities, total	667,875,521	81,471,536	630,546,160	42,151,258	—	1,422,044,475

Cash flows provided by in Operating Activities	145,551,360	30,440,761	63,145,540	16,010,813	—	255,148,474
Cash flows (used in) provided by Investing Activities	(50,706,748)	(24,790,752)	(21,096,376)	(13,454,124)	—	(110,048,000)
Cash flows (used in) provided by Financing Activities	(100,352,068)	(616,475)	(25,654,792)	(489,302)	—	(127,112,637)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	12.31.2021	12.31.2020
	ThCh$	ThCh$
Cash	503,687	339,628
Bank balances	94,472,637	82,997,449
Othe fixed rate instruments	209,335,696	226,193,622
Cash and cash equivalents	304,312,020	309,530,699

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash.. There are no restrictions for significant amounts available to cash.

By currency	12.31.2021	12.31.2020
	ThCh$	ThCh$
USD	13,640,823	21,332,268
EUR	2,838,102	223,449
ARS	22,425,407	14,821,502
CLP	176,278,025	201,936,140
PYG	32,856,836	21,688,915
BRL	56,272,827	49,528,425
Cash and cash equivalents	304,312,020	309,530,699

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	194,509,044	140,304,853	1,216,865	1,216,865
Financial assets at fair value (2)	961,705	—	281,337,127	150,983,295
Other financial assets measured at amortized cost (3)	—	—	14,078,020	9,813,118
Total	195,470,749	140,304,853	296,632,012	162,013,278
(1)	Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13.
(2)	Market value of hedging instruments. See details in Note 22.
(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products and its distribution rights, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current			Non-current
Other non-financial assets	12.31.2021	12.31.2020		12.31.2021		12.31.2020
	ThCh$	ThCh$		ThCh$		ThCh$
Prepaid expenses	7,860,112	7,932,770		1,254,775		527,110
Tax credit remainder (1)	2,022,493	234,124	(a)	52,746,937	(a)	76,262,417
Guaranty deposit	—	286		—		—
Judicial deposits	—	—		15,259,876		11,492,642
Others (2)	4,836,499	5,207,201		1,600,028		1,960,503
Total	14,719,104	13,374,381		70,861,616		90,242,672
(1)	(a) In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 92,783 million (CLP 103,540 million in 2020) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys' fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 175 million.

The payment of income tax occurs when liquidating the credit, therefore the respective deferred tax liability recorded was CLP 20,246 million (BRL 148 million). Amounts already offset until 2021 were CLP 49,040 million (BRL 234 million) and in 2020 CLP 16,142 million (BRL 118 million).

Companhia de Bebidas Ipiranga ("CBI") acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1989 to December 1, 2013 (date when CBI was incorporated by RJR). CBI's credit will be generated in the name of RJR, however, pursuant to the contractual clause ("Subscription Agreement for Shares and Exhibits"), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders). Based on supporting documents found, for the August 1993-November 2013 period, the amount of credits related to this process have been calculated and totaled CLP 24,823 million (BRL 164 million, of which BRL 80 million corresponds to capital and BRL 84 million correspond to interest and monetary restatement), from this amount, CLP 1,059 million (BRL 7 million) must be deducted from indirect taxes, thus generating an account payable to former shareholders for CLP 23,612 million (CLP 21,204 million in 2020) (BRL 156 billion) and a government receivables related to credits for that same amount. It is worth mentioning that for the September 1989-July 1993 period, the Company did not account the credit due to the lack of supporting documents.

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

As of December 31, 2021, the impacts were recognized in RJR's result from its ownership in Sorocaba, totaling CLP 6,703 million (BRL 49 million, of which BRL 28 million correspond to capital and BRL 21 million correspond to interest and monetary restatement). In addition, the company recognized indirect costs (attorneys' fees, consulting, auditing, indirect taxes, and other obligations) resulting from the recognition of the right acquired in court, totaling CLP 1,513 million (CLP 1,368 million in 2020) (BRL 10 million).

Income tax payment occurs upon credit settlement, with that the respective deferred tax liability recorded was CLP 1,967 million (CLP 1,778 million in 2020) (BRL 13 million). In 2020, CLP 684 million (BRL 5 million) of the total credit obtained by Sorocaba have already been offset.

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Net	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	205,466,469	151,017,754	42,726	40,432
Other debtors	55,281,501	41,688,151	83,738	32,219
Other accounts receivable	4,742,656	1,315,348	—	1,211
Total	265,490,626	194,021,253	126,464	73,862

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Gross	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	210,175,775	154,591,684	42,726	40,432
Other debtors	55,281,501	44,691,925	83,738	32,219
Other accounts receivable	4,744,721	1,533,307	—	1,211
Total	270,201,997	200,816,916	126,464	73,862

The stratification of the portfolio is as follows:

	Balance
Current trade debtors without impairment impact	12.31.2021	12.31.2020
	ThCh$	ThCh$
Less than one month	195,325,587	147,177,119
Between one and three months	6,843,836	2,230,594
Between three and six months	1,808,425	1,708,015
Between six and eight months	2,235,866	509,855
Older than eight months	4,004,787	3,006,533
Total	210,218,501	154,632,116

The Company has approximately 282,200 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 67,100 in Chile, 87,400 in Brazil, 65,800 in Argentina and 61,900 in Paraguay.

The movement in the allowance for expected credit losses is presented below:

	12.31.2021	12.31.2020
	ThCh$	ThCh$
Opening balance	6,795,663	6,492,987
Increase (decrease)	1,697,887	2,321,958
Provision reversal	(3,832,220)	(1,595,521)
Increase (decrease) for changes of foreign currency	50,041	(423,761)
Sub – total movements	(2,084,292)	302,676
Ending balance	4,711,371	6,795,663

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2021	12.31.2020
	ThCh$	ThCh$
Raw materials (1)	134,153,673	80,902,721
Finished goods	34,222,429	27,556,884
Spare parts and supplies	23,063,797	19,592,377
Work in progress	109,467	76,577
Other inventories	3,358,474	3,101,016
Obsolescence provision (2)	(3,557,634)	(3,256,925)
Total	191,350,206	127,972,650

The cost of inventory recognized as cost of sales amounts to CLP 1,375,392,773 thousand and CLP 1,022,498,659 thousand as of December 31, 2021 and 2020, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.
(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12.31.2021	12.31.2020
	ThCh$	ThCh$
Tax credits (1)	10,224,368	218,472
Total	10,224,368	218,472
(1)	This item corresponds to tax surplus credits in Chile and other tax credits reported by the Brazilian operation.

The composition of current tax accounts payable is the following:

	Current		Non-current
Tax liabilities	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$	ThCh$
Income tax expense	30,512,787	8,828,599	—	20,597
Total	30,512,787	8,828,599	—	20,597

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1        Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Current income tax expense	45,614,890	55,522,189	35,439,707
Current tax adjustment previous period	(2,284,477)	(735,907)	713,992
Foreign dividends tax withholding expense	2,877,817	6,987,142	4,534,145
Other current tax expense (income)	(114,130)	(47,569)	(425,958)
Current income tax expense	46,094,100	61,725,855	40,261,886
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	83,220	(6,820,456)	20,905,005
Expense (income) for deferred taxes	83,220	(6,820,456)	20,905,005
Total income tax expense	46,177,320	54,905,399	61,166,891

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Current taxes
Foreign	(37,363,624)	(39,128,690)	(24,315,576)
National	(8,730,476)	(22,597,165)	(15,946,310)
Current tax expense	(46,094,100)	(61,725,855)	(40,261,886)
Deferred taxes
Foreign	6,942,925	7,280,487	(24,012,798)
National	(7,026,145)	(460,031)	3,107,793
Deferred tax expense	(83,220)	6,820,456	(20,905,005)
Income tax expense	(46,177,320)	(54,905,399)	(61,166,891)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Net income before taxes	203,208,988	178,022,719	236,413,116
Tax expense at legal rate (27.0%)	(54,866,427)	(48,066,134)	(63,831,541)
Effect of tax rate in other jurisdictions	860,745	1,032,950	(3,471,705)

Permanent differences:
Non-taxable revenues	(10,868,055)	(2,417,582)	9,507,807
Non-deductible expenses	(2,935,310)	(6,007,898)	(4,664,045)
Tax effect on excess tax provision in previous periods	13,250,594	113,747	(3,316,278)
Tax effect of price-level restatement for Chilean companies	(15,794,098)	(5,936,464)	5,199,589
Subsidiaries tax withholding expense and other legal tax debits and credits	24,175,231	6,375,982	(590,718)
Adjustments to tax expense	7,828,362	(7,872,215)	6,136,355
Tax expense at effective rate	(46,177,320)	(54,905,399)	(61,166,891)
Effective rate	22.7%	30.8%	25.9%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2021	2020	2019
Chile	27.0%	27.0%	27.0%
Brazil	34.0%	34.0%	34.0%
Argentina	35.0%	30.0%	30.0%
Paraguay	10.0%	10.0%	10.0%

The entry into force of Argentine Law No. 27.630 amended the Income Tax Law and established corporate income tax rates. The Law replaces the fixed tax rate of 30% applicable for 2021 and 25% for 2022 onwards with a progressive tax scale according to the following scheme: earnings up to ARS 5,000,000 are taxed at 25%, earnings between ARS 5,000,000 and ARS 50,000,000 are taxed at 30% and earnings above ARS 50,000,000 are taxed at 35%.

The deferred tax expense amount related to the tax rate change for the Operation in Argentina is CLP 4,195,619 thousand (ARS 510,416 thousand).

10.2        Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	12.31.2021		12.31.2020
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,944,185	52,435,301	5,421,466	39,544,960
Obsolescence provision	1,696,051	—	1,340,235	—
ICMS exclusion credit	4,925,230	—	—	17,679,221
Employee benefits	3,163,172	115,828	4,475,497	18,300
Provision for severance indemnity	271,789	271,367	150,027	101,339
Tax loss carry forwards (1)	4,292,863	698	6,423,820	—
Tax goodwill Brazil	—	3,126,125	2,080,987	—
Contingency provision	30,216,275	—	24,103,234	—
Foreign Exchange differences (2)	7,165,844	—	8,116,713	—
Allowance for doubtful accounts	638,484	—	915,562	—
Assets and liabilities for placement of bonds	—	2,081,271	378,901	2,377,870
Lease liabilities	1,781,922	—	1,528,990	—
Inventories	652,669	—	469,416	—
Distribution rights	—	151,228,739	—	144,151,661
Hedge derivatives	—	—	—	—
Spare parts	—	3,374,376	—	—
Intangibles	130	5,440,229	—	—
Others	5,906,158	5,326,478	3,785,655	7,060,830
Subtotal	61,729,542	228,325,642	59,190,503	210,934,181
Total assets and liabilities net	1,858,727	168,454,827	1,925,869	153,669,547

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. Tax losses have no expiration date in Chile.
(2)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency that for tax purposes are recognized when incurred.

Deferred tax account movements are as follows:

Movement	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Opening balance	151,743,678	168,085,407	145,245,948
Increase (decrease) in deferred tax	4,507,688	4,411,619	20,905,005
Increase (decrease) due to foreign currency translation*	10,344,734	(20,753,348)	1,934,454
Total movements	14,852,422	(16,341,729)	22,839,459
Ending balance	166,596,100	151,743,678	168,085,407

*    Includes IAS 29 effect, due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	12.31.2021	12.31.2020
	ThCh$	ThCh$
Construction in progress	56,280,594	34,194,083
Land	101,286,107	94,321,726
Buildings	306,300,748	266,921,167
Plant and equipment	613,537,377	515,395,328
Information technology equipment	29,470,242	24,323,557
Fixed installations and accessories	61,264,172	45,558,495
Vehicles	56,346,552	45,808,748
Leasehold improvements	322,036	203,164
Rights of use (1)	69,616,828	56,726,206
Other properties, plant and equipment (2)	383,403,363	314,602,940
Total Property, plant and equipment, gross	1,677,828,019	1,398,055,414

Accumulated depreciation of Property, plant and equipment	12.31.2021	12.31.2020
	ThCh$	ThCh$
Buildings	(102,957,623)	(86,004,289)
Plant and equipment	(443,885,822)	(369,605,125)
Information technology equipment	(23,857,025)	(19,445,250)
Fixed installations and accessories	(38,165,051)	(27,910,603)
Vehicles	(37,161,952)	(29,397,964)
Leasehold improvements	(208,747)	(144,022)
Rights of use (1)	(45,962,853)	(35,388,929)
Other properties, plant and equipment (2)	(269,249,819)	(224,582,687)
Total accumulated depreciation	(961,448,892)	(792,478,869)
Total Property, plant and equipment, net	716,379,127	605,576,545
(1)	For adoption of IFRS 16, See details of underlying assets in Note 11.1
(2)	The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	12.31.2021	12.31.2020
	ThCh$	ThCh$
Bottles	36,546,377	30,275,255
Marketing and promotional assets (market assets)	55,210,620	44,106,959
Other Property, plant and equipment	22,396,547	15,638,039
Total	114,153,544	90,020,253

11.1     Movements

Movements in Property, plant and equipment are detailed as follows:

						Fixed
					IT	facilities and		Leasehold			Property, plant
	Construction in			Plant and	equipment	accessories,		improvements,		Rights-of-use,	& equipment,
	progress	Land	Buildings, net	equipment, net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2021	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545
Additions	61,100,226	—	3,708,881	19,025,057	1,428,080	12,068	171,420	8,738	47,426,736	—	132,881,206
Right-of use additions	—	—	—	—	—	—	—	—	—	9,070,997	9,070,997
Disposals	(74,476)	—	(276,312)	(277,845)	(3,896)	(11)	(9,573)	—	(3,156,795)	—	(3,798,908)
Transfers between items of Property, plant and equipment	(39,845,790)	—	4,370,826	21,182,049	751,603	606,279	4,771,885	88,345	8,074,803	—	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(7,862,888)	(32,058,439)	(2,219,235)	(3,700,948)	(4,054,092)	(51,774)	(43,651,397)	—	(93,598,773)
Amortization	—	—	—	—	—	—	—	—	—	(8,386,063)	(8,386,063)
Increase (decrease) due to foreign currency translation differences	6,513,216	6,964,382	21,941,520	23,364,406	658,167	3,080,061	2,264,353	8,840	16,399,966	1,759,346	82,954,257
Other increase (decrease) (2)	(5,606,665)	(1)	544,220	(7,373,876)	120,191	5,453,780	(370,177)	(2)	(960,022)	(127,582)	(8,320,134)
Total movements	22,086,511	6,964,381	22,426,247	23,861,352	734,910	5,451,229	2,773,816	54,147	24,133,291	2,316,698	110,802,582
Ending balance al 12.31.2021	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127

(1)Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	4,042,921	(2,140,590)	1,902,331
Plant and Equipment	43,450,544	(27,325,328)	16,125,216
IT Equipment	997,458	(750,993)	246,465
Motor vehicles	12,171,762	(7,065,299)	5,106,463
Others	8,954,143	(8,680,643)	273,500
Total	69,616,828	(45,962,853)	23,653,975

Lease liabilities interest expenses at the closing of the period reached CLP 1,816,506 thousand.

(2)Corresponds mainly to the effect of adopting IAS 29 in Argentina.

						Fixed
					IT	facilities and		Leasehold			Property, plant
	Construction in			Plant and	equipment,	accessories,		improvements,		Rights-of-use,	& equipment,
	progress	Land	Buildings, net	equipment, net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2020	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863
Additions	37,726,227	—	1,520,363	8,963,015	809,348	(1,313)	1,323,740	—	30,536,408	—	80,877,788
Right-of use additions	—	—	—	—	—	—	—	—	—	1,775,457	1,775,457
Disposals	—	—	(164,113)	(2,485,145)	(2,426)	—	(22,823)	—	(6,046,468)	(87,043)	(8,808,018)
Transfers between items of Property, plant and equipment	(23,336,382)	—	2,177,344	8,858,066	1,151,754	1,175,520	906,624	50,356	9,016,718	—	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(7,240,230)	(33,465,104)	(2,058,555)	(2,803,621)	(4,963,835)	(44,630)	(48,830,152)		(99,406,127)
Amortization										(7,851,901)	(7,851,901)
Increase (decrease) due to foreign currency translation differences	(3,086,288)	(9,936,257)	(29,231,570)	(19,859,576)	(829,268)	(628,317)	(3,124,155)	(16,605)	(11,400,730)	(4,728,542)	(82,841,308)
Other increase (decrease) (2)	(4,400,055)	61,229	1,881,309	(1,574,277)	805,609	62,342	330,086	—	1,960,074	(14,526)	(888,209)
Total movements	6,903,502	(9,875,028)	(31,056,897)	(39,563,021)	(123,538)	(2,195,389)	(5,550,363)	(10,879)	(24,764,150)	(10,906,555)	(117,142,318)
Ending balance al 12.31.2020	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545

(1)Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	2,740,852	(1,326,250)	1,414,602
Plant and Equipment	37,671,980	(19,802,307)	17,869,673
IT Equipment	451,313	(449,249)	2,064
Motor vehicles	7,298,422	(5,966,204)	1,332,218
Others	8,563,639	(7,844,919)	718,720

Total	56,726,206	(35,388,929)	21,337,277

Lease liabilities interest expenses at the closing of the period reached CLP 1,873,571 thousand.

(2)Corresponds mainly to the effect of adopting IAS 29 in Argentina

						Fixed facilities
				Plant and	IT	and		Leasehold
	Construction			equipment,	Equipment,	accessories,		improvements,	Other,		Property, plant and
	in progress	Land	Buildings, net	net	net	net	Vehicles, net	net	net	Rights-of-use	equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2019	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	—	710,770,968
Additions	49,134,461	—	749,800	11,582,259	675,974	7,271	(342,001)	1,309	32,640,210	—	94,449,283
Right-of use additions (3)	—	—	—	—	—	—	—	—	—	21,721,728	21,721,728
Disposals	(8,761)	—	(5,902)	(352,204)	(977)	(8,911)	(52,095)	(155)	(1,135,304)	—	(1,564,309)
Transfers between items of Property, plant and equipment	(48,358,902)	2,268,316	430,971	20,735,065	1,019,048	1,379,012	7,650,847	65,250	14,810,393	—	—
Right-of-use transfers	(25,991)	—	(266,007)	(13,788,120)	(23,712)	—	(1,181,465)	—	(2,520,405)	17,805,700	—
Depreciation expense	—	—	(7,681,481)	(37,572,910)	(1,949,851)	(2,977,512)	(6,267,039)	(30,737)	(42,410,016)		(98,889,546)
Amortization (2)	—	—	—	—	—	—	—	—	—	(8,254,568)	(8,254,568)
Increase (decrease) due to foreign currency translation differences	688,063	1,529,526	4,685,319	3,228,519	83,757	386,253	464,563	2,177	2,216,555	1,024,539	14,309,271
Other increase (decrease) (1)	(186,959)	(80,284)	(99,276)	(5,883,370)	12,885	(1)	(110,264)	—	(3,423,128)	(53,567)	(9,823,964)
Total movements	1,241,911	3,717,558	(2,186,576)	(22,050,761)	(182,876)	(1,213,888)	162,546	37,844	178,305	32,243,832	11,947,895
Ending balance at 12.31. 2019	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863
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
(3)	For IFRS 16 adoption

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1        Accounts receivable:

					12.31.2021		12.31.2020
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Taxpayer ID
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	3,870,800	—	3,643,603	—
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	62,756	98,941	16,024	138,346
Foreign	Coca-Cola de Argentina	Director related	Argentina	ARS	2,490,194	—	4,558,753	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	166,813	—	308,882	—
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	155,264	—	292,801	—
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	1,266,871	—	773,732	—
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	934,350	—	837,837	—
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	371,907	—	1,401,898	—
76.140.057-6	Monster	Associate	Chile	CLP	87,865	—	41,878	—
79.826.410-9	Guallarauco	Associate	Chile	CLP	12,230	—	—	—
Total					9,419,050	98,941	11,875,408	138,346

12.2     Accounts payable:

					12.31.2021		12.31.2020
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	19,134,864	—	18,897,093	—
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	13,770,200	11,557,723	7,926,109	10,790,089
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	7,609,951	—	3,856,973	—
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	9,893,495	—	4,848,196	—
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	577,723	—	1,323,609	—
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	2,173,901	—	1,156,786	—
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	367,186	—	490,758	—
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	CLP	—	—	3,414	—
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	378,718	—	118,314	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	277,708	—	402,581	—
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	1,858,682	—	518,135	—
Foreign	Coca-Cola Panamá	Shareholder related	Panama	USD	—	—	—	—
Foreign	Monster Energy Argentina S.A.	Shareholder related	Argentina	PYG	2,365	—	—	—
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	58,668	—	—	—
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	BRL	—	—	—	—
Total					56,103,461	11,557,723	39,541,968	10,790,089

12.3        Transactions:

						Accumulated	Accumulated
Taxpayer ID	Company	Relationship	Country	Transaction description	Currency	12.31.2021	12.31.2020
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	CLP	174,892,744	139,193,479
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Advertising services purchase	CLP	3,290,184	2,890,638
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Water source lease	CLP	4,727,676	3,847,817
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	CLP	1,720,061	1,169,944
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Minimum dividend	CLP	35,474	—
86.881.400-4	Envases CMF S.A.	Associate	Chile	Bottle purchase	CLP	17,713,063	12,210,449
86.881.400-4	Envases CMF S.A.	Associate	Chile	Raw material purchase	CLP	24,883,194	16,055,991
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	153,142	91,778
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	1,325,941	520,221
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	1,430	1,578
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	7,625,273	5,992,443
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of finished products	CLP	—	2,380,574
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers/raw materials	CLP	11,939,711	6,344,834
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	59,018,653	44,982,749
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	359,739	447,092
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of raw materials and materials	CLP	523,958	197,288
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	339,562	118,314
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of fixed asset	CLP	357,000	—
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Dividend distribution	CLP	541,188	—
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	4,220,323	167,430
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and materials	CLP	265,503	427
94.627.000-8	Parque Arauco S.A	Director related	Chile	Lease of space	CLP	69,151	—
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	BRL	69,785,833	71,959,416
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	BRL	100,072	220,708
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	ARS	129,275,444	81,198,463
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, prizes and others	ARS	3,230,351	—
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	5,201,881	6,395,881
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	21,180	14,162
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Product purchases	BRL	293,677	—
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Product purchases	BRL	2,667,326	3,671,472
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Sale of products	CLP	269,688	—
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Product purchase	CLP	18,695	85,140
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	442,566	397,659
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	4,436,600	4,410,223
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Commission payments and services	ARS	2,973,907	1,373,594
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Product purchases	ARS	11,658	80,761
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Product purchases	BRL	2,736,529
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	6,210	10,914
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	8,937,506	2,050,156
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	11,183	459,707
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Raw material purchase	CLP	4,519,948	1,009,547
96.633.550-5	Sinea S.A.	Director related	Chile	Raw material purchase	CLP	2,294,594	—
97.036.000-K	Banco Santander Chile	Director/Manager/Executive	Chile	Purchase of services-bank expenses	CLP	1,852,076	—

12.4        Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	7,253,863	7,464,071	6,267,936
Director allowances	1,512,500	1,479,420	1,512,000
Benefits accrued in the last five years and payments during the fiscal year	254,240	297,072	305,674
Benefit from termination of contracts	—	115,341	54,819
Total	9,020,603	9,355,904	8,140,429

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2021	12.31.2020
	ThCh$	ThCh$
Accrued vacation	18,630,043	14,650,267
Participation in profits and bonuses	15,538,771	15,969,735
Severance indemnity	14,982,928	14,086,575
Total	49,151,742	44,706,577

	ThCh$	ThCh$
Current	35,012,072	31,071,019
Non-current	14,139,670	13,635,558
Total	49,151,742	44,706,577

13.1        Severance indemnities

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2021	12.31.2020
	ThCh$	ThCh$
Opening balance	14,086,575	10,085,264
Service costs	(8,917)	1,675,492
Interest costs	1,672,491	369,332
Actuarial variations	1,216,808	3,127,398
Benefits paid	(1,984,029)	(1,170,911)
Total	14,982,928	14,086,575

13.1.1        Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2021	12.31.2020

Discount rate	2.30%	(0.05)%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.68%	7.68%
Mortality rate	RV-2014	RV-2014
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

The outcome of the changes in severance indemnities, resulting from sensitizing the actuarial assumptions at the valuation date, are presented below:

Discount rate sensitivity	ThCh$

Change in provision by an increase of up to 100 bps	(781,222)
Change in provision by a decrease of up to 100 bps	794,316

Salary growth sensitivity	ThCh$

Change in provision by an increase of up to 100 bps	869,297
Change in provision by a decrease of up to 100 bps	(8,590,434)

13.2        Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Wages and salaries	225,883,645	187,600,163	194,740,646
Employee benefits	53,340,673	48,504,899	58,005,213
Severance benefits	4,163,608	3,238,966	6,987,184
Other personnel expenses	18,134,494	12,993,234	13,389,967
Total	301,522,420	252,337,262	273,123,010

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1Description

Investments in associates are accounted for using the equity method.  Investments in associates are detailed as follows:

						Ownership
			Functional	Investment value		interest
TAXPAYER ID	Name	Country	currency	12.31.2021	12.31.2020	12.31.2021	12.31.2020

86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,863,790	20,185,148	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	11,359,597	10,628,035	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,107,007	979,978	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	51,615	48,032	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	24,258,224	20,976,662	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	2,192,920	4,695,228	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	30,656,041	30,443,271	35.00%	35.00%
Total				91,489,194	87,956,354
(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.
(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Trop Frutas do Brasil Ltda.

Brazilian entity whose corporate purpose is to manufacture, commercialize and export natural fruit pulp and coconut water. The business relationship is to produce products for Coca-Cola bottlers in Brazil.

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2        Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Opening balance	87,956,354	99,866,733	102,410,945
Dividends received	(3,236,541)	(1,215,126)	(1,076,491)
Share in operating income	4,041,118	3,248,680	(2,495,621)
Amortization unrealized income in associates	(435,884)	(566,422)	(919,462)
Other increase (decrease) in investments in associates*	3,164,147	(13,377,511)	1,947,362
Ending balance	91,489,194	87,956,354	99,866,733

*Mainly due to foreign exchange rates

The main movements are explained below:

●	Dividends declared in 2021 correspond to Sorocaba Refrescos S.A., Envases CMF S.A. and Coca-Cola del Valle New Ventures S.A..
●	In 2021 it was identified that for the brand Verde Campo (Trop Frutas do Brasil Ltda.) the recoverable value would be R$ 21.8 million, an amount below the book value recorded, proportionally impacting the result of Andina Brazil according to its participation (for more information see Note 2.8).
●	In 2020 Leão Alimentos e Bebidas Ltda. recognized the value of a plant at its use value less selling costs, reducing the value previously recognized. Andina recognized a proportional loss of Ch$2,931 million as income for the period 2020.
●	In the 2020 period Sorocaba Refrescos S.A., recognized a tax credit for excluding ICMS from the basis of calculation of PIS and COFINS. Andina recognized as results for the 2020 period a proportional result of CLP 2,134 million.
●	Dividends declared in 2020 correspond mainly to Envases CMF S.A
●	In December 2019, Leão Alimentos e Bebidas Ltda, performed an impairment provision at its Linhares Plant for BRL 256 million, Andina recognized as results for the 2019 fiscal year, a loss of CLP 4,671 million.
●	In 2019 Sorocaba Refrescos S.A., Coca-Cola del Valle and CMF S.A. distributed dividends.

14.3        Reconciliation of share of profit in investments in associates:

Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Equity value on income of associates	4,041,118	3,248,680	(2,495,621)
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(512,131)	(528,122)	(394,490)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	42,633	85,266	85,266
Amortization goodwill preferred rights CCDV S.A.	(478,518)	(523,061)	(610,238)
Income statement balance	3,093,102	2,228,763	(3,415,083)

14.4        Summary financial information of associates:

At December 31, 2021:

					Leão
			Kaik	SRSA	Alimentos e	Trop Frutas	Coca-
	Envases	Sorocaba	Participaçōes	Participaçōes	Bebidas	do Brasil	Cola del Valle
	CMF S.A.	Refrescos S.A.	Ltda.	Ltda.	Ltda.	Ltda.	New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	72,400,404	19,468,334	—	20,648	68,192,154	16,765,435	29,227,758
Long term assets	42,875,230	92,639,217	9,779,486	294,662	50,034,496	33,021,014	75,706,352
Total assets	115,275,634	112,107,551	9,779,486	315,310	118,226,650	49,786,449	104,934,110
Short term liabilities	57,080,891	21,255,565	—	186,266	12,991,480	10,009,915	10,181,664
Long term liabilities	14,467,165	34,960,269	28	—	6,489,944	18,294,787	7,164,058
Total liabilities	71,548,056	56,215,835	28	186,266	19,481,424	28,304,702	17,345,722
Total Equity	43,727,578	55,891,716	9,779,458	129,044	98,745,226	21,481,747	87,588,388
Total revenue from ordinary activities	77,805,312	(25,164,499)	204,624	126,016	94,169,579	35,224,230	46,509,329
Earnings before taxes	7,347,219	4,518,371	204,624	126,016	2,876,850	(31,042,731)	2,306,620
Earnings after taxes	5,509,658	2,573,415	204,624	126,016	1,556,223	(37,324,877)	2,869,945
Other comprehensive income	—	2,363,061	—	—	49,784	30,547,925	—
Total comprehensive income	—	4,936,476	—	—	1,606,007	(6,776,952)	—
Reporting date (See Note 2.3)	12.31.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	12.31.2021

At December 31, 2020:

					Leão
			Kaik	SRSA	Alimentos e	Trop Frutas	Coca-
	Envases	Sorocaba	Participaçōes	Participaçōes	Bebidas	do Brasil	Cola del Valle
	CMF S.A.	Refrescos S.A.	Ltda.	Ltda.	Ltda.	Ltda.	New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	31,354,324	17,959,344	—	20,314	70,192,521	12,293,489	37,284,398
Long term assets	43,735,099	73,675,946	8,657,291	268,126	73,918,788	63,719,245	68,450,919
Total assets	75,089,423	91,635,290	8,657,291	288,440	144,111,309	76,012,734	105,735,317
Short term liabilities	17,929,088	16,295,336	—	168,354	28,383,151	5,000,314	9,116,608
Long term liabilities	16,704,773	28,180,230	26	—	9,251,314	16,235,813	10,883,589
Total liabilities	34,633,861	44,475,566	26	168,354	37,634,465	21,236,127	20,000,197
Total Equity	40,455,562	47,159,724	8,657,265	120,086	106,476,844	54,776,607	85,735,120
Total revenue from ordinary activities	60,067,879	52,345,526	96,980	117,350	84,813,829	31,483,800	30,329,646
Earnings before taxes	5,587,691	4,028,010	96,980	117,350	(38,601,167)	(1,391,494)	(1,226,517)
Earnings after taxes	4,717,515	3,004,352	96,980	117,350	(39,244,393)	(890,021)	(475,467)
Other comprehensive income	—	(1,899,548)	—	—	472,160	—	—
Total comprehensive income	—	1,104,804	—	—	(38,772,233)	—	—
Reporting date (See Note 2.3)	12.31.2020	11.30.2020	11.30.2020	11.30.2020	11.30.2020	11.30.2020	12.31.2020

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2021			December 31, 2020
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization	Value	Value	Amortization	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	650,411,156	(3,896,827)	646,514,329	598,371,081	(2,005,344)	596,365,737
Software	44,084,900	(31,019,938)	13,064,962	35,030,003	(26,882,550)	8,147,453
Others	509,957	(457,705)	52,252	417,957	(416,982)	975
Total	695,006,013	(35,374,470)	659,631,543	633,819,041	(29,304,876)	604,514,165
(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test, Such distribution rights have an indefinite useful life and are not subject to amortization, except for the Monster rights that are amortized in the term of the agreement which is 4 years.

	12.31.2021	12.31.2020
Distribution rights	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	303,973,971	303,702,092
Brazil (Rio de Janeiro, Espírito Santo, Ribeirão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.) *	158,175,979	138,176,054
Paraguay	181,675,993	152,595,420
Argentina (North and South)	2,688,386	1,892,171
Total	646,514,329	596,365,737

*  On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September, 2021 Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to December 31, 2021				January 1 to December 31, 2020
	Distribution				Distribution
Description	rights	Others	Software	Total	rights	Others	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	596,365,737	975	8,147,453	604,514,165	666,755,196	456,763	7,863,416	675,075,375
Additions	5,773,560	—	6,998,593	12,772,153	94,661	—	2,575,125	2,669,786
Amortization	(152,644)	—	(2,637,823)	(2,790,467)	(1,573,878)	—	(2,088,612)	(3,662,490)
Other increases (decreases) (1)	44.527.676	51,277	556,739	45,135,692	(68,910,242)	(455,788)	(202,476)	(69,568,506)
Saldo final	646,514,329	52,252	13,064,962	659,631,543	596,365,737	975	8,147,453	604,514,165
(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

		Foreign currency translation differences
		where functional currency is different from
Cash Generating Unit	01.01.2021	presentation currency	12.31.2021
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	56,001,413	5,850,036	61,851,449
Argentine operation	27,343,642	12,632,750	39,976,392
Paraguayan operation	6,477,515	1,234,521	7,712,036
Total	98,325,593	19,717,307	118,042,900

		Foreign currency translation differences
		where functional currency is different from
Cash Generating Unit	01.01.2020	presentation currency	12.31.2020
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	75,674,072	(19,672,659)	56,001,413
Argentine operation	29,750,238	(2,406,596)	27,343,642
Paraguayan operation	7,294,328	(816,813)	6,477,515
Total	121,221,661	(22,896,068)	98,325,593

		Foreign currency translation differences
		where functional currency is different from
Operating segment	01.01.2019	presentation currency	12.31.2019
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	73,080,100	2,593,972	75,674,072
Argentine operation	28,318,129	1,432,109	29,750,238
Paraguayan operation	7,327,921	(33,593)	7,294,328
Total	117,229,173	3,992,488	121,221,661

17  – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 2)	26,617	799,072	4,000,000	4,000,000
Bonds payable, net[1] (Note 17.2)	25,383,339	18,705,015	1,020,661,942	918,921,342
Bottle guaranty deposits	13,402,885	12,126,831	—	—
Derivative contract liabilities (Note 17.3)	758,663	1,217,322	—	51,568,854
Lease liabilities (Note 17.4.1 - 2)	8,191,535	5,718,484	16,387,030	15,339,373
Total	47,763,039	38,566,724	1,041,048,972	989,829,569

1 Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

	Book Value	Fair Value	Book Value	Fair Value
Current	12.31.2021	12.31.2021	12.31.2020	12.31.2020
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	304,312,020	304,312,020	309,530,699	309,530,699
Other financial assets (1)	961,705	961,705	—	—
Trade debtors and other accounts receivable (2)	265,490,626	265,490,626	194,021,253	194,021,253
Accounts receivable related companies (2)	9,419,050	9,419,050	11,875,408	11,875,408
Bank liabilities (2)	26,617	111,992	799,072	896,307
Bonds payable (2)	25,383,339	26,774,799	18,705,015	22,471,852
Bottle guaranty deposits (2)	13,402,885	13,402,885	12,126,831	12,126,831
Forward contracts liabilities (see Note 22) (1)	758,663	758,663	1,217,322	1,217,322
Leasing agreements (2)	8,191,535	8,191,535	5,718,484	5,718,484
Accounts payable (2)	327,710,552	327,710,552	230,438,133	230,438,133
Accounts payable related companies (2)	56,103,461	56,103,461	39,541,968	39,541,968

Non-current	12.31.2021	12.31.2021	12.31.2020	12.31.2020
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (1)	281,337,127	281,337,127	150,983,295	150,983,295
Non-current accounts receivable (2)	126,464	126,464	73,862	73,862
Accounts receivable related companies (2)	98,940	98,940	138,346	138,346
Bank liabilities (2)	4,000,000	4,056,753	4,000,000	4,056,753
Bonds payable (2)	1,020,661,942	1,041,841,338	918,921,342	1,088,617,557
Leasing agreements (2)	16,387,030	16,387,030	15,339,373	15,339,373
Non-current accounts payable (2)	256,273	256,273	295,279	295,279
Derivative contracts liabilities (see Note 22) (1)	—	—	51,568,854	51,568,854
(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1.1     Bank liabilities, current

									Maturity		Total
Indebted entity			Creditor entity				Tipo de	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	12.31.2021	12.31.2020
									ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	—	—		760,667
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	26,617	—	26,617	33,111
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	ARS	Monthly	22.00%	—	—	—	5,294
Total											26,617	799,072

17.1.2     Bank liabilities, non-current

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2021
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	—	—	4,000,000	—	—	4,000,000
Total														4,000,000

17.1.3     Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	more than 2	more than 3	more than 4	more than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	up to 3 years	up to 4 years	up to 5 years	years	12.31.2020
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	—	—	4,000,000	—	—	4,000,000
Total														4,000,000

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2     Bond obligations

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million with a 30-year maturity, with a bullet structure and an annual interest rate of 3.950%. In parallel, derivatives (Cross Currency Swaps) covering 100% of the financial obligations of the bond that are denominated in US dollars have been contracted re-denominating that liability to UF.

	Current		Non-current		Total
Composition of bonds payable	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds face value [1]	26,103,215	19,347,033	1,027,864,462	925,968,913	1,053,967,677	945,315,946

1 Gross amounts do not consider discounts related to issuance.

17.2.1     Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Current
		nominal	Adjustment	Interest	Final	Interest	Current		Non-current
Bonds	Series	amount	unit	rate	maturity	payment	12.31.2021	12.31.2020	12.31.2021	12.31.2020
							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	1,389,336	UF	6.5%	12-01-2026	Semiannually	8,769,787	7,776,693	34,515,188	40,388,468
CMF Registration 641 08.23.2010	C	1,363,636	UF	4.0%	08-15-2031	Semiannually	4,853,856	647,672	38,035,317	43,605,495
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	1,737,109	1,629,677	123,966,960	116,281,320
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	1,151,467	1,083,063	92,975,229	87,210,999
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09-25-2039	Semiannually	1,316,202	1,234,601	176,652,918	165,700,881
Bonds USA 2023 10.01.2013	—	365,000,000	US$	5.0%	10-01-2023	Semiannually	3,853,898	3,243,709	308,311,850	259,496,750
Bonds USA 2050 01.01.2020	—	300,000,000	US$	3.95%	01-21-2050	Semiannually	4,420,896	3,731,618	253,407,000	213,285,000
						Total	26,103,215	19,347,033	1,027,864,462	925,968,913

Accrued interest included in the current portion of bonds payable as of December 31, 2021 and 2020 amounts to CLP 13,333,338 thousand and CLP 11,841,892 thousand, respectively.

17.2.2     Non-current maturities

		Year of maturity				Total Non-
		More than 1	More than 2	More than 3		current
	Series	up to 2	up to 3	up to 4	More than 5	12.31.2021
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	9,098,047	9,689,420	10,319,232	5,408,489	34,515,188
CMF Registration 641 08.23.2010	C	4,226,146	4,226,147	4,226,146	25,356,878	38,035,317
CMF Registration 760 08.20.2013	D	—	—	—	123,966,960	123,966,960
CMF Registration 760 04.02.2014	E	—	—	—	92,975,229	92,975,229
CMF Registration 912 10.10.2018	F	—	—	—	176,652,918	176,652,918
Bonds USA	—	—	308,311,850	—	—	308,311,850
Bonds USA 2	—	—	—	—	253,407,000	253,407,000
Total		13,324,193	322,227,417	14,545,378	677,767,474	1,027,864,462

17.2.3     Market rating

The bonds issued on the Chilean market had the following rating:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	Standard&Poors Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4     Restrictions

17.2.4.1  Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2  Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

12.31.2021
ThCh$
Total Equity	1,101,413,559
Net financial debt	307,692,116
Unencumbered assets	2,638,120,437
Total unsecured liabilities	1,562,394,258
EBITDA LTM	382,001,096
Net financial expenses LTM	48,510,695

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

In October 2020, the Consolidated Financial Liabilities/Consolidated Equity no more than 1.20 times covenant was amended as follows:

●	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial

Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, this ratio is 0.28 times.

●	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.
●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.
●	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

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

As of the date of these financial statements, this ratio is 1.69 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

●	Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of the date of these financial statements, net financial debt level was 0.28 times.

●	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

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

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.69 times.

●	Maintain a level of “Net Financial Coverage” greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer's Ebitda of the last 12 months and the issuer’s Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer’s financial debt account accounted for under “Financial Costs”; and interest income associated with the issuer’s cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 7.87 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

●	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, Indebtedness Level is 0.28 times of Consolidated Equity.

●	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

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

As of the date of these financial statements, this ratio was 1.69 times.

●	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.
●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash

Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

●	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, this ratio was 0.28 times.

●	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.69 times.

●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of December 31, 2021 and 2020, the Company complies with all financial collaterals.

It should be noted that on November 11, 2021, bondholders’ meetings were held for the series C, D, E and F bonds issued in the local market under the lines registered in the Securities Registry of the CMF under No. 641 (Series C), No. 760 (Series D and E) and No. 912 (Series F), and for the series B bonds corresponding to the fixed amount issue registered in the Securities Registry of the CMF under No. 254.

As a result of the aforementioned bondholders' meetings, by means of public deeds dated November 19, 2021 granted at the Santiago Notary Office of Mr. Iván Torrealba Acevedo, the issuance contracts of the aforementioned bond issues were amended. Additionally, by means of public deeds granted on the same date and at the same Notary’s office, the issuance contracts of the bond lines registered in the Securities Registry of the CMF under No. 911, No. 971 and No. 972 were also amended, in respect of which there were no bonds outstanding at the date of said deeds. In this regard, amendments were made to the financial indebtedness covenant that existed in the aforementioned issuance contracts, to be replaced by a new indebtedness level obligation defined as follows:

Indebtedness Level: To maintain an Indebtedness Level, measured and calculated quarterly on the Issuer's Consolidated Financial Statements, presented in the form and terms determined by the Financial Market Commission, no greater than three point five times.

The following terms shall be understood as:

- "Indebtedness Level" shall mean the ratio between /a/ the average of the Consolidated Net Financial Liabilities, calculated on the last four "Consolidated Financial Statements of Financial Position" contained in the Issuer's Consolidated Financial Statements submitted by the Issuer as of the calculation date to the Financial Market Commission; and /b/ the accumulated EBITDA in the twelve consecutive month period ending at the close of the last of the "Consolidated Financial Statements of Results by Function" contained in the Consolidated Financial Statements that the Issuer has filed as of the calculation date with the Financial Market Commission.

- "Consolidated Net Financial Liabilities" the result of the following operations on the accounting items of the "Consolidated Financial Statements of Financial Position" contained in the Issuer's Consolidated Financial Statements indicated below: /i/ "Other Financial Liabilities, Current", which include short-term obligations with banks and financial institutions, obligations with the public at face rate, issuance expenses and discounts associated with the placement and other minor items that according to IFRS regulations must be included in this category; plus /ii/ “Other Non-Current Financial Liabilities”, which include long-term obligations with banks and financial institutions, obligations with the public at face rate, issuance costs and discounts associated with the placement and other minor items that according to IFRS standards should be included in this category; minus /iii/ the sum of "Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current" /to the extent that they correspond to asset balances for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities/;

- EBITDA” the aggregate of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, "Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

It should be noted that the modification of the financial covenant was ratified by Chile’s Financial Market Commission (CMF) on February 3, 2022 for bond lines No. 254, No. 641, on February 7, 2022 for bond line No. 760 and on February 11 for bond line No. 912.

The calculation of the index at December 31, 2021 was 0.89 times, complying with the limit of not exceeding 3.50 times.

17.3     Derivative contract obligations

Please see details in Note 22.

17.4.1     Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Amortization	Nominal	Up to	90 days up to	Al	al
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	90 days	1 year	12.31.2021	12.31.2020
								M$	M$	M$	M$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	208,428	664,893	873,321	698,526
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	46,545	133,591	180,136	208,738
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	86,365	181,387	267,752	183,694
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	3.50%	72,497	216,912	289,409	269,310
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	37,087	111,260	148,347	83,469
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	24,779	-	24,779	124,927
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	94,094	392,699	486,793	213,905
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	34,526	103,577	138,103	82,227
VJ S.A.	Chile	93.899.000-k	De Lage Landen Chile S.A	Chile	USD	Linear	12.16%	137,601	421,271	558,872	-
Vital Aguas S.A	Chile	76.389.720-6	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Linear	7.50%	298,788	808,351	1,107,139	1,171,464
Envases Central S.A	Chile	96.705.990-0	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Linear	5.56%	584,259	1,780,718	2,364,977	2,290,464
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	66,479	118,866	185,345	215,632
Transportes Polar S.A.	Chile	96.928.520-7	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	25,212	76,738	101,950	92,778
Embotelladora Andina S.A	Chile	91.144.000-8	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	13,997	-	13,997	83,350
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	68,732	205,331	274,063	-
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	94,083	282,363	376,446	-
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	197,874	602,232	800,106	-
									Total	8,191,535	5,718,484

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2    Non-current liabilities for leasing agreements

								Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2021
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	986,852	1,115,143	1,260,112	1,423,926	3,917,596	8,703,629
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	64,906	69,872	75,217	80,971	256,055	547,021
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	115,321	28,670	-	-	-	143,991
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	276,248	269,864	249,693	29,102	27,331	852,238
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	86,276	-	-	-	86,276
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	296,693	-	234,882	-	531,575
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	86,139	-	-	-	86,139
VJ S.A.	Chile	Foreign	De Lage Landen Chile S.A	Chile	USD	Monthly	12.16%	1,343,457	-	-	-	-	1,343,457
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	5.56%	602,887	-	-	-	-	602,887
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	-	541,264	-	44,696	-	585,960
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	212,945	-	64,460	-	277,405
Transportes Andina Refrescos Ltda	Chile	77.526.480-2	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	-	156,942	-	-	-	156,942
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	-	1,670,939	-	798,571	-	2,469,510
												Total	16,387,030

17.4.3 Non-current liabilities for leasing agreements (previous year)

								Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2020
								THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	789,334	891,946	1,007,901	1,138,928	4,827,833	8,655,942
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	95,856	—	—	—	—	95,856
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	72,906	32,980	23,547	—	—	129,433
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	261,577	249,681	243,911	225,680	51,007	1,031,856
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	—	20,867	—	-	—	20,867
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	—	249,854	—	249,854	72,874	572,582
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	—	128,930	—	—	—	128,930
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	—	95,931	—	—	—	95,931
Vital Aguas S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	8.20%	1,107,140	—	—	—	—	1,107,140
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	9.00%	2,967,864	—	—	—	—	2,967,864
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	Guaraní	Monthly	1.00%	—	163,635	—	—	—	163,635
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	—	193,789	—	161,551	—	355,340
Embotelladora Andina S.A	Chile	76.178.360-2	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	—	13,997	—	—	—	13,997
												Total	15,339,373

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18  – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Classification	12.31.2021	12.31.2020
	ThCh$	ThCh$
Current	327,409,207	230,445,809
Non-current	256,273	295,279
Total	327,665,480	230,741,088

Item
	ThCh$	ThCh$
Trade accounts payable	248,163,428	163,361,078
Withholding tax	54,812,365	48,566,443
Others	24,689,687	18,813,567
Total	327,665,480	230,741,088

19  – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1        Balances

The composition of provisions is as follows:

Description	12.31.2021	12.31.2020
	ThCh$	ThCh$
Litigation (1)	57,412,406	50,070,273
Total	57,412,406	50,070,273

Current	1,528,879	1,335,337
Non-current	55,883,527	48,734,936
Total	57,412,406	50,070,273
(1)	Correspond to the provision made for the probable losses of fiscal, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Description (see note 23.1)	12.31.2021	12.31.2020
	ThCh$	ThCh$
Tax contingencies	28,673,105	25,543,101
Labor contingencies	9,502,630	8,688,551
Civil contingencies	19,236,671	15,838,621
Total	57,412,406	50,070,273

19.2        Movements

The movement of principal provisions over litigation is detailed as follows:

Description	12.31.2021	12.31.2020
	ThCh$	ThCh$
Opening balance at January 1st	50,070,273	69,107,550
Additional provisions	948,632	172,801
Increase (decrease) in existing provisions	5,903,714	4,624,789
Used provision (payments made charged to the provision)	(3,717,687)	(5,799,209)
Reversal of unused provision	(788,215)	—
Increase (decrease) due to foreign exchange rate differences	4,995,689	(18,035,658)
Total	57,412,406	50,070,273

20  – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

	Current		Non-current
Description	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$	ThCh$
Dividends payable	29,020,899	25,999,055	—	—
Others(1)	2,216,935	2,267,675	23,784,817	21,472,048
Total	31,237,834	28,266,730	23,784,817	21,472,048
(1)	Other non-current corresponds mainly to accounts payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

21  – EQUITY

21.1        Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2021	2020
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1     Capital:

	Paid-in and subscribed capital
Series	2021	2020
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2     Rights of each series:

●	Series A: Elects 12 of the 14 Directors.
●	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2        Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2021, shareholders agreed to pay out of the 2020 earnings a final dividend and an additional dividend to the 30% required by Chille’s Law on Corporations, which were paid in May 2021 and August 2021, respectively.

In accordance with the provisions of Circular No. 1.945 of the Commission for the Financial Market (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as cumulative gains whose distribution is conditional on their future realization.

The dividends declared and/or paid per share are presented below:

		Dividend	Profits imputable	CLP	CLP
Periods approved - paid		type	to dividends	Series A	Series B
04.17.2019	05.30.2019	Final	2018 Results	21.50	23.65
04.17.2019	08.29.2019	Additional	Accumulated Earnings	21.50	23.65
09.24.2019	10.24.2019	Interim	2019 Results	21.50	23.65
12.20.2019	01.23.2020	Interim	2019 Results	22.60	24.86
02-25-2020	05-29-2020	Final	2019 Earnings	26.00	28.60
02-25-2020	08-28-2020	Additional	Accumulated Earnings	26.60	28.60
10-27-2020	11-24-2020	Interim	2020 Earnings	26.60	28.60
12-22-2020	01-29-2021	Interim	2020 Earnings	26.00	28.60
04-15-2021	05-28-2021	Final	2020 Earnings	26.00	28.60
04-15-2021	08-27-2021	Additional	2020 Earnings	26.00	28.60
09-28-2021	10-29-2021	Interim	2021 Earnings	29.00	31.90
12-21-2021	01-28-2022	Interim	2021 Earnings	29.00	31.90

21.3        Other reserves

The balance of other reserves includes the following:

Concept	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(441,580,088)	(517,496,486)	(339,076,340)
Cash flow hedge reserve	50,603,698	(24,719,533)	(14,850,683)
Reserve for employee benefit actuarial gains or losses	(4,885,926)	(4,663,193)	(2,230,752)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Other	6,014,568	6,014,568	6,014,568
Total	37,289,310	(113,727,586)	76,993,851

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

Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Brazil	(167,447,389)	(203,657,392)	(98,794,118)
Argentina	(294,696,228)	(291,332,402)	(246,415,922)
Paraguay	20,563,529	(22,506,692)	6,133,700
Total	(441,580,088)	(517,496,486)	(339,076,340)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Brazil	36,210,003	(104,863,274)	15,386,079
Argentina	(3,363,826)	(44,916,480)	(45,297,742)
Paraguay	43,070,221	(28,640,392)	(2,490,149)
Total	75,916,398	(178,420,146)	(32,401,812)

21.3.6     Consolidated statements of comprehensive income

The detail of the comprehensive income and expense for the periods ended on the dates indicated below, is detailed as follows:

	Gross
	Balance	Tax	Net Balance
Cash Flow for hedge (1)	104,232,055	(28,944,992)	75,287,063
Exchange rate translation differences (1)	98,973,862	(22,103,267)	76,870,595
Benefit related to defined benefit plans	(357,840)	96,617	(261,223)
Total Comprehensive income as of December 31, 2021	202,848,077	(50,951,642)	151,896,435

	Gross
	Balance	Tax	Net Balance
Cash Flow for hedge (1)	(12,203,755)	2,334,037	(9,869,718)
Exchange rate translation differences (1)	(264,119,093)	84,571,922	(179,547,171)
Benefit related to defined benefit plans	(3,146,362)	849,518	(2,296,844)
Total Comprehensive income as of December 31, 2020	(279,469,210)	87,755,477	(191,713,733)

	Gross
	Balance	Tax	Net Balance
Cash Flow for hedge (1)	(1,865,233)	683,482	(1,181,751)
Exchange rate translation differences (1)	(41,844,584)	9,295,546	(32,549,038)
Benefit related to defined benefit plans	(379,007)	102,332	(276,675)
Total Comprehensive income as of December 31, 2019	(44,088,824)	10,081,360	(34,007,464)

(1)These concepts will be reclassified to the statements of income when it is settled,

The movement of comprehensive income and expense is as follows:

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2021:	Hedge	Differences	benefit plans
	M$	M$	M$
Increase (decrease)	102,529,128	98,973,862	3,026,996
Deferred taxes	(28,469,748)	(22,103,267)	(817,289)
Reclassification to the result by function	1,227,683	—	(2,470,930)
Reclassification of deferred taxes related to other reserves	—	—	—
Total Changes in Equity	75,287,063	76,870,595	(261,223)
Majority Equity holders	75,323,231	75,916,398	(222,733)
Non-Controlling interests	(36,168)	954,197	(38,490)
Total Changes in equity as of December 31, 2021	75,287,063	76,870,595	(261,223)

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2020:	Hedge	Differences	benefit plans
	M$	M$	M$
Increase (decrease)	(11,029,171)	(264,119,093)	(3,338,354)
Deferred taxes	2,029,363	84,571,923	901,356
Reclassification to the result by function	(869,910)	—	140,153
Reclassification of deferred taxes related to other reserves	—	—	—
Total Changes in Equity	(9,869,718)	(179,547,170)	(2,296,845)
Majority Equity holders	(9,686,850)	(178,420,146)	(2,432,441)
Non-Controlling interests	(868)	(1,127,024)	135,596
Total Changes in equity as of December 31, 2020	(9,869,718)	(179,547,170)	(2,296,845)

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2019:	Hedge	Differences	benefit plans
	M$	M$	M$
Increase (decrease)	(1,724,004)	(41,844,584)	53,511
Deferred taxes	340,835	9,295,546	(14,448)
Reclassification to the result by function	118,779	—	(432,518)
Reclassification of deferred taxes related to other reserves	82,639	—	116,780
Total Changes in Equity	(1,181,751)	(32,549,038)	(276,675)
Major Equity holders	(1,181,751)	(32,401,812)	(276,675)
Non-Controlling interests	—	(147,226)	—
Total Changes in equity as of December 31, 2019	(1,181,751)	(32,549,038)	(276,675)

21.4        Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling Interests
	Ownership %			Shareholders’ Equity			Income
				December	December	December	December	December	December
Details	2021	2020	2019	2021	2020	2019	2021	2020	2019
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	33,794	23,662	26,342	3,463	2,312	4,183
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	3,761	2,349	2,290	326	244	409
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	6,331,726	5,037,332	5,368,470	885,010	791,576	622,188
Vital S.A.	35.0000	35.0000	35.0000	8,056,551	8,176,999	7,904,741	499,923	285,269	263,442
Vital Aguas S.A.	33.5000	33.5000	33.5000	2,041,837	1,912,023	1,803,884	130,522	109,110	105,870
Envases Central S.A.	40.7300	40.7300	40.7300	5,738,008	5,227,112	5,148,531	750,192	(70,996)	528,205
Re-Ciclar S.A.*	40.0000	—	—	3,064,078	—	—	64,082	—	—
Total				25,269,755	20,379,477	20,254,258	2,333,518	1,117,515	1,524,297

(*) Re-Ciclar is a company, whose purpose is to produce recycled resin for the Coca-Cola system and third parties. Non-controlling interest reaches 40.0%.

The following tables presents summarized information regarding the Company´s subsidiaries owned by third parties:

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	Vital Jugos	Vital Aguas	Envases
December 31,2021	S.A.	S.A.	S.A.	S.A.	S.A.	Central S.A.
Total current assets	107,589,399	13,197,912	64,121,536	25,441,586	5,575,990	17,976,170
Total non-current assets	209,051,488	11,865,984	279,148,198	16,832,859	5,789,335	20,945,892
Total current liabilities	98,942,717	6,210,788	34,207,817	17,498,997	4,934,841	20,091,524
Total non-current liabilities	19,520,634	868,253	17,242,154	1,756,730	335,449	4,742,707
Net sales	517,466,510	30,750,914	169,216,180	64,513,412	16,005,176	77,475,816
Net Income	20,307,709	1,558,476	40,788,801	1,428,350	389,619	1,841,867

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	Vital Jugos	Vital Aguas	Envases
December 31,2020	S.A.	S.A.	S.A.	S.A.	S.A.	Central S.A.
Total current assets	65,077,621	6,212,726	44,658,550	21,175,722	3,798,228	15,600,566
Total non-current assets	140,891,069	8,247,288	226,241,150	14,306,662	7,297,306	18,205,899
Total current liabilities	56,982,545	2,733,092	24,337,015	11,812,384	3,897,100	13,908,411
Total non-current liabilities	10,226,241	491,364	14,399,594	307,146	1,490,904	7,064,568
Net sales	309,936,060	15,148,572	157,152,584	42,955,659	12,929,160	62,267,424
Net Income	13,386,097	1,168,507	36,482,572	815,053	325,700	(174,313)

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	Vital Jugos	Vital Aguas	Envases
December 31,2019	S.A.	S.A.	S.A.	S.A.	S.A.	Central S.A.
Total current assets	73,309,861	4,350,074	41,266,559	18,534,272	5,266,575	16,265,862
Total non-current assets	160,885,628	9,433,294	248,309,451	15,475,979	8,527,624	20,903,184
Total current liabilities	66,987,371	2,212,255	25,990,081	11,150,695	5,794,282	18,732,369
Total non-current liabilities	12,732,620	618,031	16,161,177	274,583	2,615,188	5,796,119
Net sales	384,856,368	18,509,124	158,892,010	46,818,385	18,201,656	70,633,817
Net Income	24,531,815	1,954,024	28,675,727	752,692	316,031	1,296,840

21.5        Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2021
	SERIES A	SERIES B
Earnings attributable to shareholders (ThCh$)	73,666,409	81,031,741
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	155.65	171.21

Earnings per share	12.31.2020
	SERIES A	SERIES B
Earnings attributable to shareholders (ThCh$)	58,095,636	63,904,169
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	122.75	135.02

Earnings per share	12.31.2019
	SERIES A	SERIES B
Earnings attributable to shareholders (ThCh$)	82,725,427	90,996,501
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	174.79	192.27

22  – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1        Accounting recognition of cross currency swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 9,752,973 in 2021 (UF 10,148,159 in 2020), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset at the closing date of the financial statements of CLP 34,239,224 thousand (CLP 6,229,116 thousand in 2020) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A.)

At the closing date of these financial statements, the Company maintains derivative contracts to secure US Dollar public bond obligations of USD 360 million due in 2023, to convert such obligations into Brazilian Real. In addition, derivative contracts amounting to USD 300 million are held to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index) due in 2050. The valuation of the first contract at its fair values generates an asset of CLP 192,844,908 thousand as of the closing date of these financial statements(CLP 144,684,179 thousand as of December 31, 2020), while the valuation of the second contract at its fair value generates an asset of CLP 54,252,995 thousand at the closing date of these financial statements (CLP 51,568,854 thousand liability at December 31, 2020).

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars are absorbed by the amounts recognized under comprehensive income.

22.2        Forward currency transactions expected to be very likely

During 2021 and 2020, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP and USD/GYP. As of December 31, 2021, outstanding contracts amount to USD 70.2 million (USD 54.0 million as of December 31, 2020).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for CLP 282,298,832 thousand (CLP 150,983,295 thousand as of December 31, 2020) and held liabilities for derivative contracts for CLP 758,663 thousand (CLP 52,786,176 thousand as of December 31, 2020). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

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

	Fair Value Measurement at December 31, 2021
	Quoted prices in
	active markets for
	identical assets or	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current and non-current assets
Other current financial assets	—	961,705	—	961,705
Other non-current financial assets	—	281,337,127	—	281,337,127
Total assets	—	282,298,832	—	282,298,832
Liabilities
Current and non-current liabilities
Other current financial liabilities	—	758,663	—	758,663
Other non-current financial liabilities	—	—	—	—
Total liabilities	—	758,663	—	758,663

	Fair Value Measurement at December 31, 2020
	Quoted prices in
	active markets for
	identical assets or	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	—	—	—
Other non-current financial assets	—	150,983,295	—	150,983,295
Total assets	—	150,983,295	—	150,983,295
Liabilities
Current liabilities
Other current financial liabilities	—	1,217,322	—	1,217,322
Other non-current financial liabilities	—	51,568,854	—	51,568,854
Total liabilities	—	52,786,176	—	52,786,176

23  – LITIGATION AND CONTINGENCIES

23.1        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,917,657 thousand (CLP 778,065 thousand in 2020). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 276,971 thousand to guaranty judicial liabilities.
2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 53,965,870 thousand (CLP 47,945,921 thousand in 2020). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees As of December 31, 2021, amounted to CLP 23,502,962 thousand (CLP 21,054,433 thousand as of December 31, 2020).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,530,835,558, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.61%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 2,774,605,147 as of the date of these financial statements.

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

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 708,345,690 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 141,639,007.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 415,170,501 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 488,331,303, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,487,509 thousand (CLP 1,300,587 thousand as of December 31, 2020). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 41,370 thousand (CLP 34,747 thousand as of December 31, 2020). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2        Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

			Committed assets		Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2021	12.31.2020
					ThCh$	ThCh$
Transportes San Martin	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	—	2,907
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	86,416	—
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Cash	Otros activos financieros no corrientes	1,216,865	1,216,865
Mall Plaza	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	290,890	—
Serv. Nacional Aduanas	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	18,583	—
Metro S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	24,335	—
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	126,136	—
Several Retail	Vending	Subsidiary	Cash	Trade Accounts and Other Accounts Receivable	63,792	—
Several Retail	Transportes Refrescos	Subsidiary	Cash	Trade Accounts and Other Accounts Receivable	628	—
Several Retail	Transportes Polar	Subsidiary	Cash	Trade Accounts and Other Accounts Receivable	69,745	15,751
Labor claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,057,282	5,329,947
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,562,747	5,882,379
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and Equipment	Property, Plant and Equipment	10,882,933	9,842,108
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	164	169
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	247	253
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	176	181
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3	3
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,230	—
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	18,153	18,650
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	734	754
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	113,530	116,641
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	35	36
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,480	1,521
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	—	2,114
Several stores	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	—	13,140
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	—	286
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	237	243
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,009	2,064
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	50	51
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	922	947
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	103,110	—
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	18,502	19,009
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3,289	3,379
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,056	2,112
Mariano Mirgoni	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	—	105,936
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	8,143	—
Causa Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,902	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	5,692	4,011
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	987	814
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	712	655
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	1,365	1,132
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	1,300	1,077

Guarantees that do not commit assets recognized in the Financial Statements:

			Committed assets		Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2021	12.31.2020
					ThCh$	ThCh$
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,593,498	1,527,347
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	4,717,824	8,860,598
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	153,491,717	147,841,989
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	64,725,638	46,031,398
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,027,291	2,736,159
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	3,390,177	1,715,099
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	—	3,150
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	637,631	143,615

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

The Company’s greatest indebtedness corresponds to six contracts for own issued Chilean local bonds at a fixed rate, which currently have an outstanding balance of UF 15.45 million denominated in UF (“UF”), debt indexed to inflation in Chile (Company sales are correlated with the UF variation), of which five of these Local Bonds have been redenominated through Cross Currency Swaps to Chilean Pesos (CLP).

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

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Currency variation at closing	+18.8%	+9.4%	-2.7%	+19.1%

		Brazil	Argentina	Paraguay
		ThCh$	ThCh$	ThCh$
Total assets		903,369,847	334,076,764	343,269,734
Total liabilities		644,077,808	122,221,435	51,449,972
Net investment		259,292,039	211,855,329	291,819,762
Share on income		24.3%	24.0%	7.6%

-5% variation impact on currency translation
Impact on results for the period		(2,171,576)	(980,976)	(1,942,324)
Impact on equity at closing		(12,076,796)	(6,738,919)	(13,162,380)

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

b)	Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

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

	Payments on the year of maturity
		More than 1	More than 2	More than 3
Item	1 year	up to 2	up to 3	up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	26,617	—	—	4,000,000	—
Bonds payable	25,383,339	321,636,043	13,915,567	14,545,378	670,564,954
Lease obligations	8,191,535	4,949,066	2,975,353	2,641,096	5,821,515
Contractual obligations (1)	85,354,594	31,678,743	9,036,380	8,992,060	4,950,895
Total	118,956,085	358,263,852	25,927,300	30,178,534	681,337,364

(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

COVID-19-Related Risk

As a result of the impact that COVID-19 is having in different countries around the world, including its recent outbreak in the region where we operate, Coca-Cola Andina is adopting measures necessary to protect its employees and to ensure the continuity of the Company’s operations.

Among the measures it has adopted to protect its employees are the following:

•	campaign to educate our employees on actions to be taken to avoid the spread of COVID-19;
•	sending home any employee that has been exposed to the virus;
•	implementation of additional cleaning protocols for our facilities;
•	modifying certain work practices and activities, keeping customer service:
-	home office has been implemented for those positions where work can be performed remotely
-	domestic and international traveling has been canceled
•	providing personal protective equipment to all our employees who need to keep working at plants and distribution centers, as well as to truck drivers and assistants, including face masks and sanitizers.
•	We developed a plan to promote and encourage voluntary vaccination of our own employees and direct third parties, with weekly monitoring of the evolution of the vaccination status at the regional level.
•	In our plants and distribution centers, we established a preventive protocol for the application of COVID-19 PCR and antigen tests to detect and isolate infected people and identify close contacts.

Since mid-March 2020, governments of the countries where the Company operates, have adopted several measures to reduce infection rates of COVID-19. Among these measures are, closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a restriction on workforce reductions. To date, none of our plants has had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the four countries where we operate, we have seen a great volatility in our sales across channels. During this fiscal year, at a consolidated level, we have observed an improvement in the relative share of our sales channels. Because the pandemic and the actions taken by governments are changing very rapidly, we believe it is too early to draw conclusions regarding changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to uncertainties regarding the COVID-19 pandemic and the above-mentioned government restrictions, including how long these conditions may persist, and the effects they will have on our sales volumes and our business in general, we cannot accurately predict the ultimate financial impact from these new trends. In any event, we estimate that the Company will not face liquidity constraints, or difficulties in complying with covenants under our debt instruments. We do not anticipate any significant provisions or impairments at this time.

25  – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2021	01.01.2020	01.01.2019
Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Direct production costs	1,192,363,804	862,383,664	877,716,948
Payroll and employee benefits	301,522,420	252,337,262	273,123,010
Transportation and distribution	174,253,526	126,683,586	138,486,337
Advertisement	28,475,957	6,917,300	27,113,322
Depreciation y amortization	104,775,303	110,920,517	111,087,284
Repairs and maintenance	38,631,914	25,971,485	30,528,180
Other expenses	84,272,085	73,455,798	83,188,784
Total (1)	1,924,295,009	1,458,669,612	1,541,243,865
(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs

26  – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2021	01.01.2020	01.01.2019
Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	480,401	16,005	265,514
Recovery of PIS credit and COFINS (1)	—	6,744,341	40,281,550
Others	857,477	1,595,952	400,094
Total	1,337,878	8,356,298	40,947,158
(1)	See Note 6 for more information on recovery.

27  – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2021	01.01.2020	01.01.2019
Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Contingencies and associated non-operating fees	7,950,093	1,081,812	17,690,171
Tax on bank debts and other bank expenses	5,270,040	3,367,615	4,356,973
Write-offs and disposal of Property, plant and equipment	417,623	7,972,976	2,978,194
Others	1,574,034	5,007,853	1,157,509
Total	15,211,790	17,430,256	26,182,847

28  – FINANCIAL INCOME AND COSTS

Financial income and costs are detailed as follows:

a)    Financial income

	01.01.2021	01.01.2020	01.01.2019
Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Interest income	2,196,886	7,931,055	3,249,550
Ipiranga purchase warranty restatement	11,290	7,674	27,219
Recovery of PIS credit and COFINS (1)	1,312,930	5,124,810	39,780,620
Other financial income	4,270,763	1,882,340	2,098,402
Total	7,791,869	14,945,879	45,155,791
(1)	See Note 6 for more information on recovery.

b)    Financial costs

	01.01.2021	01.01.2020	01.01.2019
Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$
Bond interest	48,624,062	45,927,500	38,153,036
Bank loan interest	267,012	1,186,731	1,337,670
Lease interest	1,816,506	1,873,571	2,229,442
Other financial costs	2,284,876	5,785,035	4,488,872
Total	52,992,456	54,772,837	46,209,020

29  – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2021	01.01.2020	01.01.2019
Description	12.31.2021	12.31.2020	12.31.2019
	ThCh$	ThCh$	ThCh$

Other gains (losses)	—	287	2,876
Total	—	287	2,876

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2021	12.31.2020
	ThCh$	ThCh$
Cash and cash equivalent	304,312,020	309,530,699
USD	13,640,823	21,332,268
EUR	2,838,102	223,449
CLP	176,278,025	201,936,140
BRL	56,272,827	49,528,425
ARS	22,425,407	14,821,502
PGY	32,856,836	21,688,915

Other current financial assets	195,470,749	140,304,853
CLP	194,834,125	139,449,882
BRL	140,544	10,171
ARS	481,148	844,800
PGY	14,932	—

Other non-current financial assets	14,719,104	13,374,381
USD	1,141,780	1,723,989
EUR	77,526	621,516
UF	256,912	493,546
CLP	6,282,535	1,900,762
BRL	1,183,076	1,300,995
ARS	3,831,513	6,052,294
PGY	1,945,762	1,281,279

Trade debtors and other accounts payable	265,490,626	194,021,253
USD	2,347,439	901,930
UF	69,142	65,250
CLP	147,478,959	105,340,179
BRL	76,173,944	67,423,832
ARS	32,330,010	14,928,954
PGY	7,091,132	5,361,108

Accounts receivable related entities	9,419,050	11,875,408
CLP	6,674,178	6,965,894
BRL	87,865	41,878
ARS	2,657,007	4,867,636

Inventory	191,350,206	127,972,650
CLP	77,225,374	54,112,760
BRL	44,848,239	31,446,180
ARS	54,376,217	32,214,119
PGY	14,900,376	10,199,591

Current tax assets	10,224,368	218,472
CLP	5,574,826	218,472
BRL	4,649,542	—

Total current assets	990,986,123	797,297,716
USD	17,130,042	23,958,187
EUR	2,915,628	844,965
UF	326,054	558,796
CLP	614,348,022	509,924,089
BRL	183,356,037	149,751,481
ARS	116,101,302	73,729,305
PGY	56,809,038	38,530,893

NON-CURRENT ASSETS	12.31.2021	12.31.2020
	ThCh$	ThCh$
Other non-current assets	296,632,012	162,013,278
UF	34,239,224	7,515,981
CLP	55,469,858	—
BRL	192,844,909	144,684,180
ARS	14,078,021	9,813,117

Other non-current, non-financial assets	70,861,616	90,242,672
USD	673,524	—
UF	—	338,014
CLP	419,910	47,530
BRL	66,621,741	88,001,852
ARS	1,836,280	1,825,631
PGY	1,310,161	29,645

Non-current accounts receivable	126,464	73,862
UF	7,089	32,219
CLP	76,649	—
ARS	—	1,211
PGY	42,726	40,432

Non-current accounts receivable related entities	98,941	138,346
CLP	98,941	138,346

Investments accounted for using the equity method	91,489,194	87,956,354
CLP	52,519,699	50,628,307
BRL	38,969,495	37,328,047

Intangible assets other than goodwill	659,631,543	604,514,165
USD	—	3,959,421
CLP	311,086,862	306,202,181
BRL	159,307,806	139,166,117
ARS	7,560,882	2,591,026
PGY	181,675,993	152,595,420

Goodwill	118,042,900	98,325,593
CLP	9,523,767	9,523,767
BRL	60,830,705	54,980,669
ARS	39,976,392	27,343,642
PGY	7,712,036	6,477,515

Property, plant and equipment	716,379,127	605,576,545
EUR	404,450	—
CLP	273,812,253	255,963,912
BRL	201,527,151	179,286,945
ARS	152,227,991	103,227,548
PGY	88,407,282	67,098,140

Deferred tax assets	1,858,727	1,925,869
CLP	1,858,727	1,925,869

Total non-current assets	1,955,120,524	1,650,766,684
USD	673,524	3,959,421
EUR	404,450	—
UF	34,246,313	7,886,214
CLP	704,866,666	624,429,912
BRL	720,101,807	643,447,810
ARS	215,679,566	144,802,175
PGY	279,148,198	226,241,152

	12.31.2021			12.31.2020
CURRENT LIABILITIES	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	10,887,752	36,875,287	47,763,039	9,270,838	29,295,886	38,566,724
USD	233,993	8,329,598	8,563,591	72,655	6,704,245	6,776,900
UF	9,155,688	10,086,725	19,242,413	7,799,637	5,272,547	13,072,184
CLP	923,663	13,491,768	14,415,431	908,790	13,489,310	14,398,100
BRL	413,835	1,381,397	1,795,232	362,854	1,245,940	1,608,794
ARS	94,094	2,272,643	2,366,737	70,950	1,578,082	1,649,032
PGY	66,479	1,313,156	1,379,635	55,952	1,005,762	1,061,714

Current trade accounts and other accounts payable	312,643,627	14,765,580	327,409,207	227,503,270	2,942,539	230,445,809
USD	20,438,936	1,309,678	21,748,614	8,972,065	—	8,972,065
EUR	6,093,006	—	6,093,006	1,622,411	—	1,622,411
UF	2,359,381	—	2,359,381	—	—	—
CLP	142,370,837	13,455,902	155,826,739	108,670,085	2,942,539	111,612,624
BRL	74,142,872	—	74,142,872	58,136,480	—	58,136,480
ARS	52,030,144	—	52,030,144	33,511,747	—	33,511,747
PGY	15,208,451	—	15,208,451	15,878,527	—	15,878,527
Other Currencies	—	—	—	711,955	—	711,955

Current accounts payable to related entities	56,103,461	—	56,103,461	39,541,968	—	39,541,968
CLP	29,349,401	—	29,349,401	23,884,687	—	23,884,687
BRL	16,799,532	—	16,799,532	10,809,085	—	10,809,085
ARS	9,893,495	—	9,893,495	4,848,196	—	4,848,196
PGY	61,033	—	61,033	—	—	—

Other current provisions	1,082,929	445,950	1,528,879	805,842	529,495	1,335,337
CLP	1,082,929	404,580	1,487,509	805,842	494,748	1,300,590
PGY	—	41,370	41,370	—	34,747	34,747

Current tax liabilities	20,733,623	9,779,164	30,512,787	4,590,876	4,237,723	8,828,599
CLP	20,038,643	8,452	20,047,095	173,771	3,414,859	3,588,630
BRL	—	—	—	4,249,909	—	4,249,909
ARS	694,980	8,524,083	9,219,063	167,196	439,641	606,837
PGY	—	1,246,629	1,246,629	—	383,223	383,223

Current employee benefit provisions	13,434,697	21,577,375	35,012,072	17,027,427	14,043,592	31,071,019
CLP	1,181,717	7,327,637	8,509,354	1,168,973	5,799,389	6,968,362
BRL	11,649,154	—	11,649,154	15,325,256	—	15,325,256
ARS	603,826	12,529,323	13,133,149	533,198	6,701,756	7,234,954
PGY	—	1,720,415	1,720,415	—	1,542,447	1,542,447

Other current non-financial liabilities	612,391	30,625,443	31,237,834	620,609	27,646,121	28,266,730
CLP	612,391	30,472,381	31,084,772	598,769	27,551,000	28,149,769
ARS	—	18,234	18,234	21,840	—	21,840
PGY	—	134,828	134,828	—	95,121	95,121

Total current liabilities	415,498,480	114,068,799	529,567,279	299,360,830	78,695,356	378,056,186
USD	20,672,929	9,639,276	30,312,205	9,044,720	6,704,245	15,748,965
EUR	6,093,006	—	6,093,006	1,622,411	—	1,622,411
UF	11,515,069	10,086,725	21,601,794	7,799,637	5,272,547	13,072,184
CLP	195,559,581	65,160,720	260,720,301	136,210,917	53,691,845	189,902,762
BRL	103,005,393	1,381,397	104,386,790	88,883,584	1,245,940	90,129,524
ARS	63,316,539	23,344,283	86,660,822	39,153,127	8,719,479	47,872,606
PGY	15,335,963	4,456,398	19,792,361	15,934,479	3,061,300	18,995,779
Other Currencies	—	—	—	711,955	—	711,955

	12.31.2021				12.31.2020
	More than 1 year	More than 3 and up to			More than 1 year	More than 3 and up to
NON-CURRENT LIABILITIES	up to 3 years	5 years	More than 5 years	Total	up to 3 years	5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	35,164,178	331,118,858	674,765,936	1,041,048,972	31,811,687	279,600,958	678,416,924	989,829,569
USD	1,726,426	308,546,732	247,094,136	557,367,294	366,652	259,746,604	207,280,189	467,393,445
UF	29,821,850	15,453,105	423,470,818	468,745,773	24,669,188	13,214,387	414,689,041	452,572,616
CLP	602,887	4,000,000	—	4,602,887	4,089,001	4,000,000	51,568,854	59,657,855
BRL	2,926,876	3,119,021	4,200,982	10,246,879	2,394,281	2,639,967	4,878,840	9,913,088
ARS	86,139	—	—	86,139	128,930	—	—	128,930
PGY	—	—	—	—	163,635	—	—	163,635

Non-current accounts payable	256,273	—	—	256,273	295,279	—	—	295,279
CLP	256,273	—	—	256,273	293,176	—	—	293,176
ARS	—	—	—	—	2,103	—	—	2,103

Accounts payable related companies	11,557,723	—	—	11,557,723	10,790,089	—	—	10,790,089
BRL	11,557,723	—	—	11,557,723	10,790,089	—	—	10,790,089

Other non-current provisions	1,917,655	53,965,872	—	55,883,527	789,016	47,945,920	—	48,734,936
BRL	—	53,965,872	—	53,965,872	—	47,945,920	—	47,945,920
ARS	1,917,655	—	—	1,917,655	789,016	—	—	789,016

Deferred tax liabilities	21,365,277	35,470,702	111,618,848	168,454,827	10,677,151	38,508,424	104,483,972	153,669,547
CLP	3,619,149	1,845,868	95,076,888	100,541,905	1,604,289	1,070,325	90,781,152	93,455,766
BRL	—	33,624,834	—	33,624,834	—	37,438,099	—	37,438,099
ARS	17,746,128	—	—	17,746,128	9,072,862	—	—	9,072,862
PGY	—	—	16,541,960	16,541,960	—	—	13,702,820	13,702,820
					—	—	—	—
Non-current employee benefit provisions	1.329.992	62,456	12,747,222	14,139,670	911,873	145,165	12,578,520	13,635,558
CLP	629,798	62,456	12,747,222	13,439,476	378,733	145,165	12,578,520	13,102,418
PGY	700,194	—	—	700,194	533,140	—	—	533,140

Other non-financial liabilities	21,113	23,763,704	—	23,784,817	35,315	21,436,733	—	21,472,048
BRL	—	23,763,704	—	23,763,704	—	21,436,733	—	21,436,733
ARS	21,113	—	—	21,113	35,315	—	—	35,315

Income taxes payable, non-current	—	—	—	—	20,597	—	—	20,597
CLP	—	—	—	—	20,597	—	—	20,597
						—
Total non-current liabilities	71,612,211	444,381,592	799,132,006	1,315,125,809	55,331,007	387,637,200	795,479,416	1,238,447,623
USD	1,726,426	308,546,732	247,094,136	557,367,294	366,652	259,746,604	207,280,189	467,393,445
UF	29,821,850	15,453,105	423,470,818	468,745,773	24,669,188	13,214,387	414,689,041	452,572,616
CLP	5,108,107	5,908,324	107,824,110	118,840,541	6,385,796	5,215,490	154,928,526	166,529,812
BRL	14,484,599	114,473,431	4,200,982	133,159,012	13,184,370	109,460,719	4,878,840	127,523,929
ARS	19,771,035	—	—	19,771,035	10,028,226	—	—	10,028,226
PGY	700,194	—	16,541,960	17,242,154	696,775	—	13,702,820	14,399,595

31  – SUBSEQUENT EVENTS

In February 2022, Chile's Financial Market Commission (CMF) ratified the financial covenant for bond lines No. 254, No. 641, bond line No. 760 and bond line No. 912. For further information see Note 17.2

In a shareholders meeting held on April 13, 2022 was approved the distribution of a Dividend No. 221, payable in Chilean pesos, amounting to $189 for each share Series A and $207.9 for each Series B share.

This dividend will be paid on April 26, 2022, in favor of the shareholders who are registered in the Shareholders’ Registry at midnight on April 20, 2022.

No other events have occurred after December 31, 2021, that may significantly affect the Company's consolidated financial situation.