Form 20-F
period 2022-12-31
ANDINA BOTTLING CO INC
filed 2023-04-26
CIK 925261

As filed with the Securities and Exchange Commission on April 26, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

⌧ Yes ◻ No

If  securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

◻

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant period pursuant to §240.10D-1(b).

◻

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

◻ Yes ⌧ No

INTRODUCTION

Certain Definitions

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

●	the “Company,” “we,” “our,” “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;
●	“Andina Argentina” means our subsidiary, Embotelladora del Atlántico S.A., or EDASA;
●	“Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;
●	“AEASA” means our subsidiary, Andina Empaques Argentina S.A.;
●	“EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;
●	“PARESA” means our subsidiary, Paraguay Refrescos S.A.;
●	“Envases CMF” means our affiliate, Envases CMF S.A.;
●	“ECSA” means our subsidiary, Envases Central S.A.;
●	“Re-Ciclar” means our subsidiary, Re-Ciclar S.A.;
●	“Circular-Pet” means Circular-Pet S.A.;
●	“Vital Jugos” means our subsidiary, VJ S.A., previously known as Vital S.A. and subsequently Vital Jugos S.A.;
●	“VASA” means our subsidiary, Vital Aguas S.A.;
●	“TAR” means our subsidiary, Transportes Andina Refrescos Ltda.;
●	“The Coca-Cola Company” means The Coca-Cola Company and its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Industrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil, and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina;
●	the “Chilean territory” means the regions of Antofagasta, Atacama, Coquimbo, Metropolitan Region of Santiago, Aysén and Magallanes and the Chilean Antartic and the provinces of Cachapoal and San Antonio;
●	the “Brazilian territory” means the greater part of the State of Rio de Janeiro, the totality of the State of Espírito Santo and parts of the state of São Paulo and the state of Minas Gerais;
●	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Santa Fe, Entre Ríos, La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego as well as the western part of the province of Buenos Aires; and
●	the “Paraguayan territory” means the country of Paraguay.

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

The Company’s consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

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

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2020, 2021 and 2022 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

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

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially and adversely from those expressed in our forward-looking statements:

●	changes in general economic, business, political or other conditions in the regions where we operate;
●	the impact of the COVID-19 pandemic and government measures aimed at limiting the spread of the virus;
●	changes in the legal and regulatory framework of the beverage sector in the regions where we operate;
●	the monetary and interest rate policies of the central banks of the countries in which we operate;
●	unanticipated movements or volatility in interest rates, foreign exchange rates, inflation, equity prices or other rates or prices;
●	changes in taxes;
●	our inability to hedge certain risks economically;
●	potential effects of weather conditions, earthquakes, tsunamis or other natural disasters;
●	the outcome of litigation against us;
●	the nature and extent of competition in the beverage industry in Latin America and the effect of competition on the prices we are able to charge for our products;
●	volatility and fluctuations in demand for our products and the effect of such changes on the volume that we are able to sell and the price that we are able to charge for our products;
●	capital and credit market conditions, including the availability of credit changes in interest rates;
●	delays in the development of our projects, changes to our investment plans, due to changes in demand, authorizations, etc.; and
●	the factors described under “Risk Factors.”

The forward-looking statements contained in this document speak only as of the date of this annual report, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless required by law.

Market Data

We have computed the information contained in this annual report regarding annual volume and per capita growth rates and levels, and market share, product segment, and population data in our bottling territories, based upon accumulated statistics developed by us. Market share information presented with respect to soft drinks, juices, waters and beer is based on data supplied by A.C. Nielsen Company. For market share information, corresponding to years 2020 and 2021, note that A.C. Nielsen Company changed the methodology and sample in Argentina, Chile and Paraguay and figures for those periods were obtained using such methodology, however, 2022 figures presented herein were obtained from surveys carried out using the former methodology. Therefore, 2022 figures pertaining to market share information in those countries may not be fully comparable to those of previous periods.

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

●	We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations; and changes in this relationship may adversely affect our business.
●	The beverage business environment is changing rapidly, including as a result of increased health and environmental concerns, such as epidemic diseases, and if we do not address evolving consumer product and shopping preferences, our business could suffer.
●	Increased concern about the health effects of sugar and other sweeteners in beverages could result in changes to the beverage business.
●	Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.
●	If our raw material costs increase, including as a result of U.S. dollar/local currency exchange risk, price volatility and inflation, our profitability may be affected.
●	Instability in the supply of utility services and oil prices may adversely impact our results of operations.
●	Water scarcity, poor water quality and energy shortages could adversely impact our production costs and capacity.
●	Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.
●	Our ability to achieve our environmental, social and governmental goals are subject to risks, many of which are outside of our control and our reputation and brands could be harmed if we fail to meet such goals.
●	Significant additional labeling or warning requirements may inhibit sales of our products.
●	Our business may be adversely affected if we are unable to maintain brand image and product quality.

●	Trademark infringement could adversely impact our beverage business.
●	Weather conditions or natural disasters may adversely affect our business.
●	Our business is subject to risks arising from the COVID-19 pandemic.
●	If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.
●	Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect our financial performance.
●	Our business may be adversely affected if we fail to renew collective bargaining labor agreements on satisfactory terms or experience strikes or other labor unrest.
●	Our business is subject to regulation, which is complex and subject to change.
●	Our business is subject to increasing environmental regulation, which may result in increases in our operating costs or adverse changes in consumer demand.
●	The countries in which we operate may adopt new tax laws or modify existing laws to increase taxes applicable to our business or reduce existing tax incentives.
●	A devaluation of the currencies of the countries where we have our operations, with regard to the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos.
●	The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity.

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

The Coca-Cola Company has substantial influence on the conduct of our business. The interests of The Coca-Cola Company may be different from the interests of our other shareholders. 61% and 64% of our net sales for 2021 and 2022, respectively, were derived from the distribution of soft drinks under The Coca-Cola Company trademarks, while 18% and 20% of our net sales for 2021 and 2022, respectively, were derived from the distribution of other beverages also bearing trademarks owned by The Coca-Cola Company. In addition, The Coca-Cola Company currently owns, directly or through its subsidiaries, 14.65% of our Series A shares (representing 7.33% of our total shares) and benefits from certain rights under a shareholders’ agreement. We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and The Coca-Cola Company. The Coca-Cola Company has the ability to exert a substantial influence on the business of the Company through its rights under the bottler agreements. The Coca-Cola Company also monitors our prices and has the right to review and approve our marketing, operating and advertising plans. These factors may impact our profit margins, which could adversely affect our net income and results of operations.

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

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We currently are party to four bottler agreements: one agreement for Chile, which is currently under renewal, one agreement for Brazil, which expires in October 2027, one agreement for Argentina, which expires in September 2027, and one agreement for Paraguay, which expired in March 2023 and is currently under renewal. We cannot provide any assurance that our bottler agreements will be maintained or renewed upon their termination. Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would prevent us from selling Coca-Cola trademark beverages in the affected territory, which would have a material adverse effect on our business, financial condition and results of operation.

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

The beverage business environment is changing rapidly, including as a result of increased health and environmental concerns, such as epidemic diseases, and if we do not address evolving consumer product and shopping preferences, our business could suffer.

The beverage business environment in our territories is dynamic and constantly evolving rapidly as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations, obesity concerns and epidemic diseases such as the COVID-19 pandemic and related variants shifting consumer preferences and needs; changes in consumer lifestyles; concerns regarding location of origin or source of ingredients and raw materials, and the environmental and sustainability impact of the product manufacturing process; consumer shopping patterns that are changing with the digital revolution; consumer emphasis on transparency related to our products and packaging; and competitive product and pricing pressures. While we have been offering our products through online platforms and websites, if we do not adapt our product offer to the needs of our customers and changes in their lifestyles, our business could be affected. Also, while we have reduced the amounts of sugar in multiple beverages across our portfolio and increased availability of low or no-calorie soft drinks, if we are unable to successfully adapt in this environment, our participation in the sales of beverages and financial results in general would be negatively affected.

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

If our raw material costs increase, including as a result of U.S. dollar/local currency exchange risk, price volatility and inflation, our profitability may be affected.

In addition to water, our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) sweeteners and (3) packaging materials. Our most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. Prices for concentrate are determined by an agreement between the Company and The Coca-Cola Company. The prices for our remaining raw materials are driven by market prices and local availability, the imposition of import duties and restrictions, fluctuations in exchange rates and inflation. We may not be successful in negotiating or implementing measures to mitigate the negative effect that increased raw material costs may have in the pricing of our products or our results.

We purchase our raw materials from both domestic and international suppliers, some of which must be approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Because the prices of our main raw materials –except for concentrate– are denominated in U.S. dollars, we are subject to local currency risk with respect to each of our operations. If any of the Chilean peso, Brazilian real, Argentine peso, or Paraguayan guaraní were to depreciate significantly against the U.S. dollar, the cost of certain raw materials in our respective territories could rise significantly, which could have an adverse effect on our financial condition and results of operations. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future. Additionally, some raw material prices are subject to high volatility, which could also have a material adverse effect on our profitability. The supply or cost of specific raw materials could be adversely affected by domestic or global price changes, strikes, weather conditions, taxes, inflation, governmental controls, the COVID-19 pandemic, future variants thereof, or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our financial performance.

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

Water is the main ingredient in substantially all of our products. It is also a limited resource in many parts of the world, facing unprecedented challenges from overexploitation, increasing demand for food and other consumer and industrial products whose manufacturing processes require water, increasing pollution and poor management, lack of physical or financial access to water, sociopolitical tensions due to lack of public infrastructure in certain areas of the world and the effects of climate change. As demand for water continues to increase around the world, and as the quality of available water deteriorates, we may incur increasing production costs or face capacity constraints and the possibility of reputational damage, which could adversely affect our profitability. We obtain water from various sources in our territories, including springs, wells, rivers and municipal and state water companies pursuant to concessions granted by governments in our various territories. Water scarcity or changes in governmental regulations aimed at rationing water in the regions where we operate could affect our water supply and therefore our business.

Some of the countries in which we operate have experienced prolonged periods of drought. For example, in 2021 Brazil we experienced periods of drought and water quality problems. In the event that these drought periods occur and are prolonged over time, the costs of our operations could be significantly affected due to water scarcity and consequent power shortages. Similarly, in the event that a drought situation worsens, the authorities could be forced to issue new laws and regulations that could limit or restrict the sale of our products, which could adversely affect our financial results.

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

Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere is causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, and corn which are important sources of ingredients for our products. Climate change may also exacerbate extreme weather, resulting in water scarcity or flooding, and cause a further deterioration of water quality in affected regions, which could limit water availability for our operations. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment and/or may result in increased disclosure obligations. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our beverage products. The effects of climate change and legal or regulatory initiatives to address climate change could have an adverse impact on our business and results of operations.

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

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products. The Chilean Congress passed Law No. 20,606 with respect to labeling of certain consumer products, including soft drinks and bottled juices and waters such as ours. The law became effective in June 2016 and its implementation has been carried out in stages, with labeling requirements becoming progressively stricter in June 2018 and June 2019. Furthermore, in Argentina, on November 12, 2021, the “Healthy Nutrition Law” (Law No. 27642), known as the “Food Labelling Law,” was published and became effective on November 21, 2021. This law mandates the display of warning labels on food and beverages containing an excess of critical ingredients shall bear the following warning labels: “excess of sugar,” “excess of sodium,” “excess of saturated fats” and “excess of total fats”.  Cautionary warnings on food and beverages containing artificial sweeteners and caffeine are required to read as follows: “Contains artificial sweeteners. Not recommendable for children” and “Contains caffeine. Avoid child consumption.” The regulation implementing this law was approved and published on March 23, 2022. We cannot predict at this time whether these requirements will have an impact on our sales in Argentina. Given the uncertainty surrounding the interpretation of the law, we may occasionally be subject to costs and penalties associated with non-compliance, which are difficult to predict. Also, these requirements may adversely affect sales of our products and our results of operations.

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

Our business is subject to risks arising from the COVID-19 pandemic.

In early 2020, the outbreak of the Coronavirus 2019 (COVID-19) was declared by the World Health Organization to be a “public health emergency of international concern” and spread across most of the world. Since 2020, countries around the world have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay-at-home advisories and orders, implementing quarantines and similar actions. Although most restrictions and measures have been lifted or relaxed by now, the impact of the COVID-19 pandemic on global economic conditions has significantly increased economic uncertainty. We cannot predict how long the COVID-19 pandemic will continue or for how long and to what extent current or future governments’ restrictions will remain in place or be imposed. Furthermore, even if the outbreaks of COVID-19 subside, we cannot predict whether subsequent outbreaks, including from new variants of the virus, will reoccur, or whether governments will implement longer-term measures that continue to affect industries.

Given uncertainties regarding the impact of the COVID-19 pandemic, we cannot predict accurately the extent to which the COVID-19 outbreak, any variants thereof and its related ongoing effects, could affect our business and results of operations. COVID-19 poses the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Additionally, we may experience raw material supply disruptions due to COVID-19 restrictions. While our operations have not been materially disrupted to date, the COVID-19 pandemic and government measures taken to contain the spread of the virus could disrupt our supply chain and the manufacture or shipment of our products, and adversely impact our business or results of operations.

Additionally, during 2020 and 2021 the COVID-19 pandemic and government measures disrupted certain of our sales channels, in particular as a result of the temporary mandatory closing of restaurants and bars and prohibition on social gathering events, which adversely affected our sales volumes to these channels. We cannot predict how much of an impact the COVID-19 pandemic and government measures will ultimately have on these sales channels, nor can we predict how much or for how long consumer spending patterns may change as a result of these developments.

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

Cyber threats are rapidly evolving and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated. Coca-Cola Andina has recognized cyber risk as a threat to our business and to mitigate it, it has implemented a cybersecurity strategy which, through its regulations, processes and measures aims to increase the level of cyber resilience of the Company.

Despite the measures and systems that have been implemented by the Company, as cyber threats evolve, change and become more difficult to detect and successfully defend against, therefore one or more cyber-attacks might defeat our or a third-party service provider’s security measures in the future and obtain personal information of customers or employees. Employee error or other irregularities may also defeat of security measures and result in a breach of information systems. Because information systems are critical to many of the Company’s operating activities, our business may be impacted by system shutdowns, service disruptions or cybersecurity incidents. These incidents may be caused by failures during routine operations such as system upgrades or by user errors, as well as network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by hackers, criminal groups or nation-state organizations (which may include social engineering, business email compromise, cyber extortion, denial of service, or attempts to exploit vulnerabilities), geopolitical events, natural disasters, failures or impairments of telecommunications networks, or other catastrophic events. If our information systems or third-party information systems on which we rely suffer severe damage, disruption or shutdown and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience delays in reporting our results, and we may lose revenue and profits as a result of our inability to timely manufacture, distribute, invoice and collect payments for finished products.

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

For example, in Chile, for companies such as Andina, the latest reform introduced in Chile in February 2020 maintains corporate tax and withholding tax rates on dividends. In addition, the government of Mr. Gabriel Boric has made tax reform one of its priorities in order to have resources to finance changes promised during election campaign, aiming to increase tax revenues by 5.0% of Chile’s GDP in 4 years and up to 8.0% within an 8-year period. The reform may include a transition to a non-integrated tax system, which would imply that taxes paid at the corporate level cannot be used as a credit for taxes payable at the personal level, which would be offset in all cases by a decrease in the withholding rate on profit remittances abroad. In any event, the reform, as proposed, would not apply to shareholders residing in countries that have a double taxation avoidance treaty with Chile, as they would continue to use the current integrated system.

In Argentina, in June 2021, a new tax reform was enacted. Under this new tax reform, which became effective for the 2021 fiscal period, the most important consequence for the Company was the increase in the applicable income tax rate from 30% to 35%. Additionally, the Company has to pay income tax on dividends, the rate for which has remained at 7%. Municipal rates in 2022, and so far as of the date of this annual report, remain unchanged, with few insignificant exceptions. Andina Argentina enjoys the benefit of a zero-tax rate on gross income in the province of Córdoba until 2030 under a new industrial promotion granted on August 31, 2020.

For further information, see also “Risks Relating to Brazil – Changes in tax laws may increase our tax burden and reduce tax incentives and, as a result, negatively affect our profitability.”

Brazilian tax proceedings may result in a significant tax liability.

Our subsidiary Rio de Janeiro Refrescos Ltda. is party in several tax proceedings in which the Brazilian federal tax authorities argue the alleged existence of liabilities associated with value added tax on industrialized products for an approximate total amount of R$2.82 billion (equivalent to approximately US$546.32 million). These proceedings are at different administrative as well as judicial procedural stages. We disagree with the Brazilian tax authorities’ position and believe that Rio de Janeiro Refrescos Ltda. is entitled to claim Imposto sobre Produtos Industrializados (IPI) tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that Rio de Janeiro Refrescos Ltda.’s likelihood of loss in most of these proceedings is classified as possible or remote. Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is difficult to predict their final resolution or any other negative repercussions from this dispute with the Brazilian tax authorities to The Coca-Cola Company or its bottling companies in Brazil, including our Brazilian subsidiaries.

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

The Company reports its results in Chilean pesos, while a large part of its revenues comes from countries that use other currencies. During 2021 and 2022, 24% and 24% of the Company’s net sales were generated in Brazil, 24% and 26% in Argentina, and 8% and 8% in Paraguay. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results and financial condition of the Company, which are reported in Chilean pesos.

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

Geopolitical and other challenges and uncertainties globally could have a material adverse effect on the global economy and our business.

In addition to the significant macroeconomic challenges posed by health concerns, such as the COVID-19 pandemic, which led to a fall in GDP in all of the countries where we operate, we could be exposed to experience negative impacts to our businesses, financial condition and results of operations as a result of geopolitical and other challenges and uncertainties globally, including inflation, increase in the interest rates, increased unemployment, foreign exchange rates and recession or economic slowdown, changing policy positions or priorities. Currently, the world economy is facing several exceptional challenges.

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

Our operations in Chile represented 46.3% and 44.1% of our assets as of December 31, 2021 and 2022, respectively, and 44.0% and 42.3% of our net sales for 2021 and 2022, respectively. Accordingly, our business, financial condition, and results of operations depend, to a considerable extent, upon economic conditions in Chile.

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

According to data published by the Central Bank, the Chilean economy contracted by 5.8% in 2020, in 2021 it grew by 11.7%, and in 2022 the economy grew 2.4%.

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

Civil unrest in Chile, the process to draft a new constitution, and the health conditions resulting from COVID-19 have had and could have in the future a significant adverse effect on the general economic conditions in Chile and our business, results of operations and financial condition.

Currently, Chile is in a period of uncertainty generated by political and economic factors. Beginning in October 2019, widespread protests took place in Chile. Demonstrations spread across the country and resulted in violent and, sometimes, fatal acts, as well as significant damage to public and private property. While to date the riots and protests described above have decreased significantly in intensity and frequency, they are not completely over. There is currently a process of drafting a new constitution in Chile, which will be voted in December 2023. Any new constitution could alter the Chilean economy, political situation and therefore the business and outlook of the Company. In addition, a tax reform and a pension system reform are currently being discussed, adding to economic uncertainty.

We cannot predict the extent to which the economy of Chile will be affected by the political discussion regarding the new constitution and the tax and pension system reform, nor can we predict if government policies will have a negative impact on the Chilean economy. Changes in government policies may include higher tax rates and other changes in laws and policies that could result in a less favorable environment for private businesses. Thus, the long-term effects of the new constitution are hard to predict, but could include slower economic growth and higher taxes, which could adversely affect our business, financial condition and results of operation.

Political developments in Chile could result in instability.

In December 2021, Chile elected a new President, Mr. Gabriel Boric, who took office on March 11, 2022. This is the first time that a representative of the Apruebo Dignidad coalition (made up of several political parties from Chilean left wing) assumes the executive power, through the appointment of his cabinet members, the coalition has enlarged to include the Socialist party, and the Partido por la Democracia, former members of the Concertación coalition, who had won 5 elections for president between 1989 and 2014. In addition, a new Congress was elected in November 2021, resulting in the Chamber of Deputies having a 44% representation from right-wing candidates, 5% independents, and the remaining 51% from center and left-wing candidates (24% of total deputies belong to Apruebo Dignidad). In the case of the Senate, 50% is represented by right-wing politics, and 50% from center and left-wing parties (10% of the Senate will belong to the next ruling coalition).

In this context, Chile has a relatively balanced Congress in terms of political representation, and as a result the probability of having extreme reforms seems more limited. However, we cannot assure that measures taken by the new government impacting private investment, such as higher taxation, will not be implemented, and we cannot assure whether the Chilean government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability. Further, there can be no assurance that future developments in or affecting the Chilean political landscape, including economic, social or political instability in Chile, will not materially and adversely affect our business, financial condition or results of operations.

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

During 2022, the Chilean peso experienced high volatility, reaching $1.051 CH$/US$ during July, and ending the year at $856 CH$/US$.

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

Although Chilean inflation had remained relatively stable in recent years (3.0 % in 2019 and 3.0% in 2020), inflation in 2021 reached 7.2%, and 12.8% in 2022. The increase in inflation rates is mainly due to the COVID-19 economic and financial aid package promulgated by the Chilean Congress. Since July 30, 2020, three laws (Law No. 21,248; Law No. 21,295; and Law No. 21,330) have been passed to allow affiliates of the private pension system governed by Decree Law No. 3,500, to withdraw funds (up to 10% each time, subject to certain limitations) from their personal pension funds accounts. Also, the government distributed an Emergency Family Income (“IFE”) to 90% of Chilean households, monthly during most of 2021, thus increasing their disposable income significantly. These withdrawals and the IFE program had a significant effect on consumption, and as a consequence, have led to an increase in inflation. As a measure to control inflation, the Central Bank has made recurrent increases in the Monetary Policy Rate ranging from 0.5% in 2021 to 11.25% during 2022, aiming to achieve a significant decrease in consumption and thus in inflation.

The measures taken by the Central Bank in the past to control inflation have often included maintaining a conservative monetary policy with high interest rates, thereby restricting the availability of credit and economic growth. Inflation, measures to combat inflation, and public speculation about possible additional actions by the government have also contributed in the past to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts in Chile are UF-denominated or are indexed to the Chilean consumer price index. We cannot assure that, under competitive pressure, we will be able to carry out price increases, which could adversely impact our operating margins and operating income. Additionally, an important part of our financial debt in Chile is UF-denominated, and therefore the value of the debt reflects any increase of the inflation in Chile.

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

Our operations in Brazil represented 30.7% and 31.5% of our assets as of December 31, 2021 and 2022, respectively, and 24.3% and 24.0% of our net sales for 2021 and 2022, respectively. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, developments in economic conditions in Brazil, and measures taken by the Brazilian government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

The Brazilian economy has historically been characterized by unstable economic cycles and interventions by the Brazilian government. Brazilian GDP contracted by 3.3% in 2020, grew by 5.0% in 2021 and grew 2.9% in 2022 according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica). The Brazilian government has often changed monetary, taxation and other policies to influence the course of Brazil’s economy. Our business, results of operations and financial condition may be adversely affected by, among others, the following factors:

●	expansion or contraction of the Brazilian economy;
●	exchange rate fluctuations;

●	high inflation rates;
●	changes in fiscal or tax policies;
●	changes in monetary policy, including an increase in interest rates;
●	exchange control policies and restrictions on remittances abroad;
●	investment levels;
●	liquidity of domestic capital and credit markets;
●	employment levels and labor and social security regulations;
●	energy or water shortages or rationalization;
●	changes in environmental regulation;
●	government restrictions in response to the COVID-19 pandemic and the capacity of authorities to keep the pandemic under control;
●	social and political instability;
●	uncertainty related to the new Government and the policies it may adopt; and
●	other developments in or affecting Brazil.

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

Luis Ignacio Lula da Silva was elected President of Brazil in October 2022 and assumed office in January 2023. A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s fiscal condition and budget, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil.

Brazil has historically experienced high rates of inflation, including periods of hyperinflation before 1995. Several measures have been implemented by the Brazilian government in an effort to curb rising inflation, but we cannot predict whether these policies will be effective. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), Brazilian annual rates of inflation for consumer prices were 4.5% in 2020, 10.1% in 2021 and 5.8% in 2022.

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

The Brazilian currency has been subject to significant fluctuations over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange market and floating exchange rate systems. Although long-term devaluation of the real is generally related to the rate of inflation in Brazil, the devaluation of the real over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. The Brazilian real depreciated 29% and 7% during 2020 and 2021 respectively and appreciated 7% in 2022 compared to the closing exchange rate as of the end of the prior period for the U.S. dollar in nominal terms.

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

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social, or “PIS”) and Social Security Contribution (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes, the state Tax on the Circulation of Goods and Services (Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS”) and some other taxes, such as increases in payroll taxes. These proposals may not be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from the enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance. In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.

Since 2018, the Brazilian government has gradually altered the value-added tax on industrialized products (Imposto sobre Produtos Industrializados or “IPI”) applicable to soft drinks concentrate. This measure has negatively affected our operations, since it significantly reduced the tax credit derived from the purchases of concentrate from the Manaus Free Trade Zone that currently benefits Rio de Janeiro Refrescos, and the soft drinks industry as a whole. Such alterations have been implemented gradually since 2018 and most recently as follows:

(1)	8% IPI rate from February 2021 to February 2022;
(2)	6% IPI rate from February to April 2022; and
(3)	8% IPI rate from May 2022 onwards.

Any further reductions of the IPI may adversely affect our financial condition and results of operations.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

Our operations in Argentina represented 11.3% and 13.1% of our assets as of December 31, 2021 and 2022, respectively, and 24.2% and 25.9% of our net sales for 2021 and 2022, respectively. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. According to the National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, or “INDEC”), Argentine GDP in real terms, contracted by 9.9% in 2020 and grew 10.4% in 2021, compared to the previous year according to the INDEC. GDP in 2022 grew 5.2% according to the INDEC.

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

The last presidential, legislative, and some provincial and municipal elections in Argentina were held in October 2019. As a result of such elections, Alberto Fernández was elected president. Some members of the current governing coalition, including President Alberto Fernandez and Vice President Cristina Fernandez de Kirchner, have previously served in administrations marked by high levels of government intervention and policies that were sometimes detrimental to investors and the private sector. The next general election is scheduled to take place on October 22, 2023. Given the foregoing, it is very likely that the current government will maintain price control policies throughout the current fiscal year, although this is not an absolute certainty.

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

Argentina has experienced high levels of inflation in recent decades. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Argentina continues to face high inflationary pressures. In 2020, the INDEC registered an increase in the consumer price index (índice de precios al consumidor or “CPI”) of 36.1%, while the wholesale price index (índice de precios internos al por mayor or “WPI”) increased 35.4%. In 2021, INDEC recorded a CPI increase of 50.9%, while WPI increased 51.3%. In 2022, INDEC recorded a CPI increase of 94.79% while WPI increased 94.78%.

During 2020, 2021 and 2022, Argentina met the criteria to be considered a hyperinflationary economy as provided by IAS 29 guidelines, which include, among other characteristics, a cumulative inflation rate over three years that approaches or exceeds 100%. Accordingly, IAS 29 must be applied for financial statements for fiscal years ending on or after July 1, 2018. IAS 29 requires non-monetary assets and liabilities, shareholders’ equity and comprehensive income to be restated in terms of a measuring unit current at the period end. IAS 29 also requires the use of a general price index to reflect changes in purchasing power. As a result, since July 2018, we began to apply IAS 29 in the preparation of our financial statements and report the results of our operations in Argentina as if this economy were hyperinflationary from January 1, 2018. In addition, by application of IAS 29, we had to translate figures in Argentine pesos to Chilean pesos using the period closing exchange rate (and not the average exchange rate), thus reducing our results of operations and net earnings. We cannot predict for how long Argentina will be considered a hyperinflationary economy and we will have to apply IAS 29 to the preparation of our financial statements.

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

In 2020, 2021 and 2022, the Argentine peso depreciated 41%, 22% and 72%, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar. A significant part of the raw materials used by the company in Argentina are in U.S. dollars, so a devaluation of the Argentine peso against the U.S. dollar can affect our costs and margins in a significant way.

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

Between December 2019 and September 2020, the Argentine government agreed restrictions to its sovereign debt with international and local bondholders. In August and September 2020, the Argentine government restructured its sovereign bonds debt under foreign law in the amount of US$67 billion and under local law in the amount of US$45 billion, in both cases with an acceptance level of over 99%. During 2022, the Argentine government complied with all payments corresponding to the debt restructuring of its sovereign bonds (foreign law and local law) made during 2020. In March 2022, Argentina and the IMF ultimately signed an Extended Facilities agreement that provides for longer repayment terms for the loan received in 2018, but also provides increased obligations for Argentina.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees. On December 23, 2019, the Argentine government passed a law granting emergency powers to the executive branch which, among others, include the ability to mandate increases to private sector wages. Due to persistent high levels of inflation, labor organizations regularly demand significant wage increases. In 2020, 2021 and 2022 the increase in the federally-mandated minimum wage was 22%, 55% and 94%, respectively, and for these same years the market average salary increase for workers was 38%, 48% and 88%, respectively. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. Due to high levels of inflation, both public and private sector employers continue to experience significant pressure to further increase salaries.

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

The Argentine government has from time to time established price controls on consumer products. To the extent that the price of our products in Argentina is restricted by government imposed price controls the results of our Argentine operations may be materially affected. As of 2020, with the change of administration, the Argentine government re-established its “Precios Cuidados” price-watch program with new products including 93 new items from different categories of the mass consumption basket with price revisions on a quarterly basis or every four months. In March 2020, with the implementation of the COVID-19 pandemic health measures, through a resolution issued by the Secretariat of Commerce presidential decree the “Precios Máximos de Referencia” (Maximum Reference Prices) program was created, freezing prices of 2,300 products from 50 basic consumer categories (in force for hypermarkets, supermarkets, mom & pops, self-service, mini markets and wholesale supermarkets and their respective products suppliers throughout the country). Price increases for the products involved in the new program were subsequently authorized in July and October. In line with price control policies, in March 2021 the Secretariat of Commerce created a new reporting regime known as the “System for the Implementation of Economic Reactivation Policies” (SIPRE for its acronym in Spanish) to prevent arbitrary price increases and product shortages. The SIPRE requires large commercial and industrial companies, including beverage manufacturers, to report on a monthly basis the price, production and sales, and inventory stocks of their products. The obligation to report to SIPRE will remain in force for the duration of the emergency declared by Law No. 27,541 (at least until December 31, 2023). Likewise, the Secretariat of Commerce announced, during April 2021, the creation of the Monitoring Center for the Price and Availability of Inputs, Goods and Services, with the purpose of monitoring, surveying and systematizing the prices and availability of all inputs, goods and services that are produced, traded and rendered in Argentina. The extension and validity of this program will depend on the Argentine government’s policy based on the evolution of the health crisis and inflation. In this regard, the “Precios Cuidados” program was extended through 2022, with a quarterly review of prices ordered by the Secretary of Commerce to protect consumers, and the list was expanded to include over 1,300 products. In addition, in October 2022, it was decided to extend the program’s validity until January 7, 2023. Finally, and within this framework, the Ministry of Economy of Argentina established the “Precios Justos” program on November 10, 2022, with the goal of guaranteeing the sale to the final consumer of certain products either at a fixed price or with a constant and previously agreed variation for a specific period of time. This Program applies to manufacturing companies, wholesale supermarkets, and retailers who voluntarily subscribe to the pre-established agreement, under which prices of products included in the Program could not be modified during November and December 2022 and January and February 2023, while prices of products not included in the Program could only be increased by 4% per month during November and December 2022 and January and February 2023. By virtue of the agreement signed by the companies, the average supply level of the last 12 months must be guaranteed and respected. This program will remain in effect until December 31, 2023, provided that new restrictions may be imposed within its framework. Within the scope of its control authority, the Commerce Secretariat may enter into agreements with municipalities to aid in the control of program compliance.

The participation of Coca-Cola products in the “Precios Cuidados” price-watch program as referential products involved one product from the soft drinks’ category, which was temporarily extended to three in sugar-free variants during 2021, where some new categories were incorporated into the program. During 2022, number of Coca-Cola products in the program increased and more packaging, flavors and juices, such as Cepita and Ades, were included as reference products.

We cannot assure that price controls in Argentina will not continue or be expected to include additional consumer products. Nor can we assure you the affect to which government imposed price control will affect the profitability of our Argentina operations.

Risks Relating to Paraguay

Our business operations in Paraguay are dependent on economic conditions in Paraguay.

Our operations in Paraguay represented 11.7% and 11.3% of our assets as of December 31, 2021 and December 31, 2022, respectively, and 7.6% and 8.0% of our net sales for 2021 and 2022, respectively. Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

Paraguay has a history of economic and political stability, exchange controls, frequent changes in regulatory policies, corruption and weak judicial security. Paraguayan GDP contracted 1% in 2020, grew 4% in 2021, and in 2022 it grew 0.1%, according to the Paraguayan Central Bank. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

The situation of the Paraguayan economy is also strongly influenced by the economic situation in Argentina and Brazil. A deterioration in the economic situation of these countries could adversely affect the Paraguayan economy and, in turn, our financial condition and operating results.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Although inflation in Paraguay has remained stable at around 4.6% over the last five years, we cannot assure that inflation in Paraguay will not increase significantly. An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income.

The Paraguayan guaraní is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Paraguay Central Bank, actively participates in the exchange market in order to reduce volatility. Since a portion of our total costs (35)% in Paraguay for raw material and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our financial situation and results.

The Paraguayan guaraní depreciated by 7% in 2020, appreciated 0.2% in 2021 and in 2022 it depreciated by 7%, in each case compared to the closing exchange rate as of the end of the prior period of the U.S. dollar.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$170,480 million as of December 31, 2022 and an average monthly trading volume of approximately US$3,330 million for the year. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

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

Our depositary agent for the ADRs in the United States is The Bank of New York Mellon Corporation, located at 240 Greenwich Street, New York, New York 10286. Our depositary agent’s telephone number is +1 888 269 2377 (toll free number for U.S. calls) and +1 201 680 6825 (for international calls). Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711-7144, United States, and its phone number is (302) 738-6680.

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

In August 2021, Andina together with Embonor Empaques S.A. incorporated a company named Re-Ciclar S.A. The main purpose of this company is to produce recycled resin for the Coca-Cola system and third parties.

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

In April 2022, the Coca-Cola Brazil System, including Andina Brazil, signed a Master Agreement and Distribution Agreement with Campari, with an expiration date of December 31, 2026, for the exclusive distribution of Campari-branded beverages throughout the Brazilian territory.

In November 2022, Andina Brazil, signed a Copacking Agreement with Monster, with a term of 10 years.

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

In February 2021, PARESA together with local partners incorporated a company named Circular-PET S.A. The main activity of this company is the manufacturing and commercialization of post-consumer recycled PET resins, coming from the transformation of PET flakes.

Capital Expenditures

The following table sets forth our capital expenditures by country for the 2020-2022 period:

	Year ended December 31,
	2020	2021	2022

	(in millions of Ch$)
Chile	26,488	57,245	70,395
Brazil	19,138	30,882	44,611
Argentina	16,508	31,723	37,757
Paraguay	20,519	22,102	20,912
Total	82,653	141,952	173,675

Our total capital expenditures were Ch$82,653 in 2020, Ch$141,952 in 2021 and Ch$173,675 million in 2022. The increase in 2022 was mainly due to new projects.

In 2022, capital expenditures were principally related to the following:

Argentina

●	Returnable containers (glass and PET bottles) and cases for bottles,
●	Coolers y postmix- Cold Equipment,
●	RefPET Returnable Labeling (Monte Cristo plant, set-up 2L and start-up 2.5L),
●	Returnable Glass Labeling (Monte Cristo plant),
●	Monster Products production (Monte Cristo Plant, fine-tuning)
●	Sugar reduction in carbonated products,
●	Adaptation of Effluents’ process (Monte Cristo plant),
●	Seed-based products production project (Monte Cristo Plant),
●	“Front Office Project” (project completion),
●	Purchase of forklifts and transpallets, and
●	Hardware technology upgrade and software development for productivity and management improvement.

Brazil

●	Production lines and equipment for the Andina’s plants,
●	Returnable containers (Ref PET and glass bottles) and plastic bottle cases,
●	Cold equipment and other equipment for the point of sale,
●	Improvements in the management systems,
●	Machinery to increase efficiency and productive capacity, and
●	Renewal of part of the trucks and forklifts for industrial and logistics areas.

Chile

●	Implementation of a new OW bottling line for CSD products, waters and preserved cold fill (line 12),
●	Washing machine line 2, change of equipment in the production line, reducing steam and water consumption,
●	Generation of a new B2B platform for interaction with traditional customers, which catalyzes a new way of selling at the point of sale; and
●	New miCoca-Cola distribution center, increasing logistics and distribution capacity to support channel growth.

Paraguay

●	Supplementary machinery, buildings and others for the start-up of the new line of still products,
●	Improved depot infrastructure,
●	Returnable bottles and plastic cases, and
●	Coolers - Cold equipment.

We have budgeted US$250 million for our capital expenditures in 2023, which is expected to be mainly destined to:

●	Machinery and infrastructure at the Duque de Caxias plant in Brazil, to start producing part of the beer portfolio;
●	Machinery and infrastructure in Argentina, to expand the capacity of returnable beverages;
●	Machinery and infrastructure in our subsidiary Re-Ciclar in Chile, to continue with the construction of a plant that will produce recycled PET resin, which we will use in our bottles;
●	New beverage production line in Chile;
●	Compliance with regulations regarding industrial water treatment in Chile with a new effluent treatment plant (US$2 million) and the expansion of the existing one in Argentina;
●	Improve water use efficiency by reusing effluent water in Argentina and Brazil;
●	Continue with the returnable bottle labeling plan in Paraguay;
●	Promote the use of recycled PET resin (new line of PET flakes in Brazil);
●	Renewal of the truck fleet in Chile and Brazil; and

●	Improve our information technologies in our relationship with clients, consumers and internal processes, accelerating digitization with the incorporation of more technological solutions, artificial intelligence and machine learning.

For 2023, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2023 may change based on market conditions and how the economy evolves in the countries where we operate. We believe the uncertainty regarding the COVID-19 pandemic has diminished, but our capital expenditures plans are dynamic and subject to change if the conditions require it.

B.	BUSINESS OVERVIEW

We are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We are the largest bottler of Coca-Cola trademark beverages in Chile and Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay.

In 2022, we had consolidated net sales of Ch$2,656,878 million and total sales volume of 873.6 million unit cases of beverages.

In addition to our soft drinks business, which accounted for 64% of our consolidated net sales during 2022, we also:

●	produce, sell and distribute fruit juices, other fruit-flavored beverages, sport drinks, mineral and purified water in Chile, Argentina, Brazil and Paraguay under trademarks owned by The Coca-Cola Company, and flavored waters in Chile, Argentina and Paraguay;
●	produce, sell and distribute iced tea, mate beverages in Brazil;
●	produce, sell and distribute seed-based beverages in Argentina under trademarks owned by The Coca-Cola Company, and sell and distribute these products in Brazil, Chile and Paraguay;
●	produce, sell and distribute energy drinks in Argentina, Brazil and Chile under trademarks owned by Monster Energy Company, and sell and distribute these products in Paraguay;
●	produce, sell and distribute pre-mixed cocktails in Argentina;
●	manufacture polyethylene terephthalate (“PET”) bottles and preforms, returnable PET bottles, cases and plastic caps, primarily for our own use in the packaging of our beverages in Chile and Argentina;
●	sell and distribute beer in Brazil under the brands Bavaria, Kaiser, Sol, Therezópolis, Tiger, Eisenbahn and Estrella Galicia;
●	sell and distribute alcoholic beverages in Brazil under the brands Campari, Aperol, Sagatiba, Dreher, Old Eight, Drury´s, Skyy, Bulldog, Cinzano, Cynar and Liebfraulmilch;
●	sell and distribute beer, sparkling wine, spirits, wine, cider and other alcoholic products in Argentina;
●	sell and distribute beer, spirits and wine in Chile;
●	sell and distribute hard seltzers under the brand Topo Chico in Brazil and Chile; and
●	distribute ice cream and other frozen products under the Guallarauco brand in Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2022.

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

The following table sets forth the brands of the non-alcoholic beverages that we distribute by country as of December 31, 2022:

	Argentina		Brazil		Chile		Paraguay

Soft drinks
Cantarina					✓	PR
Coca-Cola	✓	PR	✓	PR	✓	PR/PU	✓	PR
Coca-Cola Light	✓	PR			✓	PR/PU
Coca-Cola Plus Café	✓	PR	✓	PR	✓	PR/PU
Coca-Cola Zero/Sin azúcar	✓	PR	✓	PR	✓	PR/PU	✓	PR
Crush Light/Zero/Sin azúcar	✓	PR					✓	PR
Fanta	✓	PR	✓	PR	✓	PR/PU	✓	PR
Fanta Zero/Sin azúcar	✓	PR	✓	PR	✓	PR/PU
Inca Kola					✓	PR/PU
Inca Kola Zero					✓	PR/PU
Kuat			✓	PR
Nordic					✓	PR/PU
Nordic Agua Tónica					✓	PR/PU
Nordic Zero					✓	PR/PU
Quatro Light/Liviana/zero/Sin azúcar					✓	PR/PU
Schweppes	✓	PR			✓	PU	✓	PR
Schweppes Light/Zero/Sin azúcar	✓	PR	✓	PR	✓	PU
Schweppes Tónica	✓	PR	✓	PR	✓	PU	✓	PR
Schweppes Tónica Light			✓	PR	✓	PU
Sprite	✓	PR	✓	PR	✓	PR/PU	✓	PR
Sprite Zero/ Sin azúcar	✓	PR	✓	PR	✓	PR/PU	✓	PR

	Argentina		Brazil		Chile		Paraguay

Juices
Andina Del Valle					✓	PU	✓	PR
Andina Del Valle Light					✓	PU
Cepita	✓	PR			✓	PU
Cepita Fresh	✓	PR
Cepita Nutridefensas	✓	PR
Del Valle 100%			✓	PU
Del Valle Fresh			✓	PR	✓	PU	✓	PR
Del Valle Frut			✓	PR
Del Valle Mais			✓	PU
Del Valle Mais Light			✓	PU
Frugos Light/Sin azúcar/0%							✓	PR
Guallarauco Aloe Vera					✓	PU
Guallarauco Jugo					✓	PU
Guallarauco Limonada					✓	PU
Guallarauco Néctar					✓	PU
Kapo			✓	PR	✓	PU
Waters
Aquarius	✓	PR			✓	PR	✓	PR
Aquarius Zero	✓	PR
Benedictino	✓	PR			✓	PR	✓	PR
Benedictino Sabores					✓	PR
Bonaqua	✓	PR
Crystal			✓	PR
Dasani							✓	PR
Glaceau Smart Water			✓	PU	✓	PU
Glaceau Vitamin Water					✓	PU
Guallarauco Agua de Fruta					✓	PU
Vital					✓	PU
Other non-alcoholic beverages
AdeS Frutales	✓	PR	✓	PU	✓	PU	✓	PU
AdeS Leches	✓	PR	✓	PU	✓	PU	✓	PU
Burn			✓	PR
Guaraná Power			✓	PR
I9 Isotónico			✓	PR
Leão Ice Tea			✓	PR
Leão Ice Tea Light/Zero/sin azúcar			✓	PR
Matte Leão			✓	PR
Matte Leão Zero			✓	PR
Monster	✓	PR	✓	PR/PU	✓	PU	✓	PU
Monster Zero/Light/Sin azúcar	✓	PR	✓	PU	✓	PU	✓	PU
Powerade	✓	PR	✓	PR	✓	PU	✓	PR
Powerade Zero/Light/Sin azúcar					✓	PU
Reign			✓	PU	✓	PU

Symbology
PR	Produced
PU	Purchased
PR/PU	Produced and Purchased

In addition to non-alcoholic beverages portfolio, we sell and distribute beer, spirits and wine in Chile, sell and distribute beer and other alcoholic beverages in Brazil; produce, sell and distribute pre-mixed cocktails in Argentina and sell and distribute beer, wine and other alcoholic beverages in Argentina.

In Argentina we distribute beers of the brands Amstel, Heineken, Sol, Imperial, Palermo, Schneider, Kunstmann, Isenbeck, Miller, Blue Moon, Grolsch, Warsteiner, Iguana, Salta Cautiva, Santa Fe and Antares; Wines and sparkling wines of the brands Colón, La Celia, Eugenio Bustos, Graffigna, Alaris, Alma Mora, Colección Privada, Dadá, Dolores, Don David, El Bautismo, Elementos, Fair for Life, Finca Las Moras, Fond de Cave, Los Árboles, Los Intocables, Navarro Correas, Paz, San Telmo, Suter, Termidor and Trapiche; Baileys liqueurs, Tanqueray Gin, Smirnoff Vodka, J&B Whisky, Johnnie Walker Whisky, Old Parr Whisky, Vat-69 Whisky, White Horse Whisky and Legui, and other alcoholic products of the brands Schweppes, 1888 Cider, Real Cider, Pehuenia Cider and Frizze.

In Brazil, we distribute beers of the brands Bavaria, Kaiser, Sol, Therezópolis, Estrella Galicia, Eisenbahn and Tiger; spirits of the brands Aperol, Bulldog, Campari, Cinzano, Cynar, Dreher, Drury’S, Old Eight, Sagatiba and Skyy; wines and sparkling wines of the brands Liebfraulmilch and Cinzano, and other alcoholic products of the brands Topo Chico and Schweppes.

In Chile, we distribute beers of the brands Budweiser, Corona, Stella Artois, Becker, Becks, Cusqueña, Báltica, Kilómetro 24.7, Quilmes, Bud light, Michelob Ultra, Modelo, Pilsen del Sur, Malta del Sur, Leffe, Goose Island, Hoegaarden; we also distribute Baileys, Bourbon Bulleit, Gin Gordon, Gin Tanqueray, Ron Cacique, Ron Pampero, Ron Zacapa, Sheridan’s, Tequila Don Julio, Vodka Ciroc, Vodka Smirnoff, Whisky Bell’s, Whisky Buchanan’s, Whisky J&B, Whisky Johnnie Walker, Whisky Old Parr, Whisky Sandy Mac, Whisky Singleton, Whisky Vat-69, Whisky White Horse, Pisco Monte Fraile, Pisco Hacienda La Torre, Pisco Alto del Carmen/Alto del Carmen Ice, Pisco Capel/Capel Ice, Pisco Brujas de Salamanca, Pisco Artesanos del Cochiguaz, Ron Maddero. We also distribute wines and sparkling wines of the brands Prologo Late Harvest, Vino Grosso, Vino Huancara, Vino Carbonatado Pkador, Espumante Francisco de Aguirre, Espumante Sensus, Espumante Nola Zero, Espumante Myla, 120, Amaranta/Amaranta Spritz, Bodega Uno, Cabernario, Carmen, Casa Real, Cavanza, Doña Paula, Floresta, Hermanos Carrera, Heroes, Invictas, Los Cardos, Medalla Real, Rita, Sangria Guay, Santa Rita, Stellar-Ice, Terra Andina, and other alcoholic products of the brands Sour Inca de Oro, Topo Chico and Schweppes.

All the alcoholic products we commercialize are purchased from our commercial partners, except for the pre-mixed cocktails produced in Argentina.

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

During 2022, Chile accounted for 36.6% and 42.3% of our volume and consolidated net sales, respectively.

Soft Drinks: Our Chilean soft drink operations accounted for net sales in 2022 of Ch$539,334 million. We measure sales volume in terms of unit cases (UCs). The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2020		2021		2022

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	319,811	120.5	380,542	133.8	430,436	133.4
Flavored soft drinks	87,380	33.2	99,616	34.8	108,898	32.8
Total	407,191	153.8	480,158	168.6	539,334	166.1

As of December 31, 2022, we sold our products to approximately 70,000 customers in Chile. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2020	2021	2022

	(%)
Mom & Pops (1)	54	50	46
Supermarkets	25	26	28
On premise	10	10	13
Wholesale distributors	12	14	13
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: Coca-Cola Andina, through VJ S.A., produces and sells juices, fruit flavored beverages and sports drinks. Juices are manufactured and commercialized under the brands Andina del Valle (juices and fruit nectars), Kapo (juice drink), Glaceau Vitamin Water (water with added vitamins and minerals), Powerade (isotonic), Ades (soy juice) and Guallarauco (fruit waters and nectars). Vital Aguas S.A. is in charge of bottling mineral and mineralized water under the brand Vital. Also, Andina (in Chile) produces purified water under the brand Benedictino.

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

In 2022, net sales of waters, juices, seed-based beverages, sports drinks and energy drinks in Chile were Ch$313,074 million, and net sales of beer and spirits were Ch$271,257 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and since October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the Ipiranga acquisition on October 1, 2013.

During 2022, Brazil accounted for 31.8% and 24.0% of our volume and consolidated net sales, respectively.

Soft Drinks: The Brazilian soft drink operations accounted for net sales of Ch$472,404 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2020		2021		2022

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	262,741	163.7	260,157	163.1	395,211	181.3
Flavored soft drinks	54,972	41.8	52,991	41.2	77,193	43.2
Total	317,713	205.5	313,148	204.3	472,404	224.5

As of December 31, 2022, we sold our products to approximately 84,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2020	2021	2022

	(%)
Mom & Pops (1)	34	33	33
Supermarkets	33	33	33
On premise	12	13	13
Wholesale distributors	22	22	22
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: from September 2021, we sell and distribute beer under the Therezópolis, Estrella Galicia, Eisenbahn, Tiger, Sol Premium, Kaiser and Bavária brands. As of November 2021 we started to distribute Topo Chico and Schweppes with alcohol. We sell and distribute water under the labels Crystal and SmartWater, ready-to-drink juices under the labels Del Valle Mais, Del Valle Fresh, Del Valle Frut, Del Valle 100%, and Kapo, energy drinks under the brand names Monster, Burn and Reign, isotonic drinks under Powerade brand and Matte Leão, Leão Ice Tea and Guaraná Power ready-to-drink teas. We also sell and distribute seed-based beverages, AdeS Juice and AdeS Milk, under the brand name AdeS. From May 2022 we started to distribute alcoholic beverages from Campari´s portfolio under the brand names Campari, Aperol, Sagatiba, Dreher, Old Eight, Drury´s, Skyy, Bulldog, Cinzano, Cynar and Liebfraulmilch.

In 2022, net sales of waters, juices, ready-to-drink teas, seed-based beverages, sports drinks and energy drinks in Brazil were Ch$133,138 million, and net sales of beer and other alcoholic products were Ch$31,318 million.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, western part of the province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, and Tierra del Fuego.

During 2022, Argentina accounted for 23.1% and 25.9% of our sales volume and consolidated net sales, respectively.

Soft Drinks: The Argentine soft drink operations accounted for net sales of Ch$523,908 million in 2022. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2020		2021		2022

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	194,621	111.6	316,587	121.3	393,145	130.0
Flavored soft drinks	65,497	33.6	103,137	36.1	130,763	39.8
Total	260,118	145.2	419,724	157.4	523,908	169.8

As of December 31, 2022, we sold our products to approximately 68,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2020	2021	2022

	(%)
Mom & Pops (1)	36	34	35
Supermarkets	23	27	26
On premise	4	6	7
Wholesale distributors	36	33	32
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: in Argentina we produce, sell and distribute flavored waters under the brand name Aquarius, and mineral and drinking water under the brands Bonaqua and Benedictino. In addition, we produce, sell and distribute ready to drink juices under the Cepita brand name, and fruit and vegetable seed based drinks under the brand name AdeS (which in 2017 was incorporated into the portfolio through a joint venture between The Coca-Cola Company and other Coca-Cola bottlers, including Andina). We also produce, sell and distribute sport drinks under the Powerade brand name, and produce, sell and distribute energy drinks under the Monster brand name (which was incorporated into the portfolio in 2018). We also produce, sell and distribute ARTD’s (alcoholic ready-to-drink beverages) under the Schweppes brand. We distribute beers of the brands Amstel, Heineken, Sol, Imperial, Palermo, Schneider, Kunstmann, Isenbeck, Miller, Blue Moon, Grolsch, Warsteiner, Iguana, Salta Cautiva, Santa Fe and Antares; Wines and sparkling wines of the brands Colón, La Celia, Eugenio Bustos, Graffigna, Alaris, Alma Mora, Colección Privada, Dadá, Dolores, Don David, El Bautismo, Elementos, Fair for Life, Finca Las Moras, Fond de Cave, Los Árboles, Los Intocables, Navarro Correas, Paz, San Telmo, Suter, Termidor and Trapiche; Baileys liqueurs, Tanqueray Gin, Smirnoff Vodka, J&B Whisky, Johnnie Walker Whisky, Old Parr Whisky, Vat-69 Whisky, White Horse Whisky and Legui, and other alcoholic products such as, 1888 Cider, Real Cider, Pehuenia Cider and Frizze.

In 2022, net sales of juices, waters, seed-based beverages, sports and energy drinks in Argentina were Ch$140,095 million. These values also consider the commission for distribution of beer, wine and cider.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country.

During 2022, Paraguay accounted for 8.5% and 8.0% of our volume and consolidated net sales, respectively.

Soft Drinks: The Paraguayan soft drinks operations accounted for net sales of Ch$166,489 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2020		2021(1)		2022

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	58,597	30.1	84,555	33.9	107,150	33.7
Flavored soft drinks	67,460	25.0	49,729	23.6	59,339	26.2
Total	126,058	55.1	134,284	57.6	166,489	59.9
(1)	2021 net sales were redistributed among flavors; the total values did not change.

As of December 31, 2022, we sold our products to approximately 52,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2020	2021	2022

	(%)
Mom & Pops (1)	42	41	38
Supermarkets	12	12	13
On premise	9	11	12
Wholesale distributors	36	37	36
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: in Paraguay, we produce and distribute juices ready to drink under the trademark Del Valle and we import and distribute seed-based drinks under the AdeS trademark. We also manufacture and sell water under the trademarks Dasani (purified water), Aquarius (flavored water), Benedictino (mineral water) and Powerade (sports drinks). We also import and distribute energy drinks under the trademark Monster (since May 2019).

In 2022, net sales of juices, waters, seed-based beverages, sports and energy drinks in Paraguay were Ch$45,850 million.

Distribution

Chile

Soft Drinks, Juices, Waters and Other Beverages: In Chile, we distribute our products through a distribution system that includes: (i) trucks owned by third parties (539 trucks) which provide exclusive distribution service, and (ii) our own trucks (264 trucks). In 2022, 90% of our distribution was carried out by exclusive third-party trucking companies and 10% by Andina group companies. Distribution of all Andina beverages in Chile is carried out from distribution centers and production facilities. In most cases, the transportation company collects payment in cash or checks from the customer. In some cases, the driver also collects empty returnable glass containers or PET bottles of the same type and quantity as those delivered or collects cash deposits for net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 29,5% of the total volume sold of non-alcoholic beverages in 2022. Certain important customers (such as supermarkets) maintain accounts receivable with us, which are settled on average every 45 days after invoices are issued.

Beer and other Alcoholic Beverages: Andina in Chile uses its distribution system to distribute beer, and other alcoholic beverages in its franchise territories. Since 2018 it has developed a portfolio expansion strategy to become a total beverage company. To this end, the Company has entered into agreements with different strategic partners that have transformed its value proposition towards the customers of the different channels it serves in each category. Since 2018 it has been distributing Diageo’s complete distilled spirits portfolio, brands such as Johnnie Walker, Vat-69, Sandy Mac (whiskey), Cacique and Zacapa (rum), Smirnoff and Ciroc (vodka), Tanqueray and Gordon’s (gin), Bailey’s liqueur, among others, in the traditional channel, on-premise channel, convenience stores and B2C digital channel. In the third quarter of 2019, distribution of the complete product portfolio of the Capel Cooperative (Alto del Carmen and Capel piscos, among other brands, and wines from Viña Francisco de Aguirre) began in all channels in the territory. In 2020, a commercialization and distribution agreement was signed, with which most of the AB InBev brands in Chile were added to our portfolio, as part of the agreement, the products of said multinational are commercialized in the different channels in most of our territory. Finally, in 2021 a distribution agreement was signed with “Viña Santa Rita” to commercialize and distribute its main brands (as of November 2021) throughout Chile, such as wines, sparkling wines and cocktails. Andina in Chile buys the different alcoholic products from commercial partners (Diageo, Cooperativa Capel, AB InBev and Viña Santa Rita) at a price determined by those partners and sells them to its customers with a margin previously agreed by category and channel, to which different variables are added for the achievement of goals. The discount scheme is different in each category, but as a common rule the discounts approved by the commercial partners are paid by those partners and do not affect Andina’s margin in Chile.

Brazil

Soft Drinks, Juices, Waters and Other Non-alcoholic Beverages: In Brazil, we generally distribute Coca-Cola products through a distribution system that includes: (i) own trucks (ii) trucks operated by independent distributors pursuant to non-exclusive distribution arrangements, and (iii) trucks operated by independent transport companies on an exclusive basis with us. In 2022, 12.8% was distributed by exclusive distributors, 3.1% by independent transport companies and 84.1% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities.

Other Beverages: Andina Brazil uses its distribution system to distribute beer in the Brazilian territory. Andina Brazil started distributing beer in the 1980s as a result of the acquisition of Cervejarias Kaiser S.A. (“Kaiser”) by a consortium of Coca-Cola bottlers (including Andina Brazil) in Brazil. In March 2002, the Canadian brewing company Molson Inc. acquired Kaiser. In 2006, FEMSA acquired from Molson a controlling ownership interest in Kaiser and in 2010, Heineken acquired a controlling interest in FEMSA’s beer operation. Andina Brazil buys beer from Heineken at a price determined by Heineken and sells it to its customers with a fixed margin. In the case of certain discount sales that have been approved by Heineken, Heineken shares between 50% and 100% of the cost of such discounts. In 2022, Andina Brazil’s net sales of beer were Ch$31,318 million.

In 2002, the Coca-Cola Company and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola system of beer produced and imported by what is now Heineken. In July 2017 Heineken Brazil notified us of the termination of the agreement by virtue of which Andina Brazil commercialized and distributed Heineken-branded beers in Brazil, which was effective in March 2022. During 2020, the Coca-Cola system in Brazil and Heineken reached a new agreement to redesign their distribution partnership in Brazil. As per the agreement, which became effective as of September 2021 and has an initial five year term of duration, the Coca-Cola system in Brazil will continue to offer the Kaiser, Bavaria and Sol brands, and will complement this portfolio with the Eisenbahn and Tiger. Additionally, as part of the redesign of the distribution partnership, the agreement allows the Coca-Cola system bottlers in Brazil to distribute and produce other national or international brands, in certain percentages and under certain conditions. In 2016, Andina Brazil signed an agreement with Monster Energy Company for the distribution of Monster Energy products in Andina Brazil’s territory. These products began being distributed in November 2016.

In September 2021, the Coca-Cola Brazil System, including Andina Brazil, signed a Master Agreement and Distribution Agreement with Estrella de Galicia Importação e Comercialização de Bebidas e Alimentos Ltda, with a term of 12 years, for the distribution of branded beers Estrella Galicia throughout the Brazilian territory with exclusivity.

In April 2022, the Coca-Cola Brazil System, including Andina Brazil, signed a Master Agreement and Distribution Agreement with Campari, with an expiration date of December 31, 2026, for the exclusive distribution of Campari-branded beverages throughout the Brazilian territory.

In November 2022, Andina Brazil, signed a Copacking Agreement with Monster, with a term of 10 years.

Argentina

Soft Drinks, Juices and Waters: in 2022, 67.4% of EDASA’s Coca-Cola NARTD volume were distributed by direct distribution and 32.6% by other distributors and wholesale distribution (indirect distribution). The direct distribution is done by a group of independent transport companies, on an exclusive basis.

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

The Coca-Cola Company and two bottlers (ex-Coca-Cola Polar Argentina S.A., today Andina Argentina, and ex Juan Bautista Guerrero S.A., today Salta Refrescos S.A. of the Arca group) executed a master agreement regarding the distribution of beer manufactured or imported by CICSA, through the Coca-Cola distribution system. The distribution master agreement was executed in 2003 for an initial period of five years, with successive extensions every three years, and the last one agreed in November 2017 for a new five-year term expiring on June 12, 2022. In 2019, an addendum to this agreement was signed to amend the commissions and include wine and cider within the scope of the distribution agreement. Also, on June 21, 2022, the parties agreed to extend the master distribution agreement for a one-year term until June 12, 2023. Lastly, on June 28, 2022, Andina Argentina and Grupo Peñaflor S.A. entered into a distribution agreement for alcoholic beverages manufactured or imported by Grupo Peñaflor S.A. in the territory of the Provinces of Mendoza, San Juan and San Luis.

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

Paraguay

Soft Drinks, Juices and Waters: In 2022, PARESA distributed 89.2% of its products through direct distribution (independent transport companies), and 10.8% through wholesale distributors.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company—Our Business is highly competitive including with respect to price competition which may adversely affect our net profits and margins.” Our business is highly competitive including with respect to price competition which may adversely affect our net profits and margins. As a result of restrictions related to COVID-19, for years 2020 and 2021, A.C. Nielsen changed the methodology and sample in Argentina, Chile and Paraguay and figures for those periods were obtained using such methodology, however, 2022 figures presented herein were obtained from surveys carried out using the former methodology. Therefore, 2022 figures in those countries may not be fully comparable to those of previous periods. The following table presents the market share of Coca-Cola and other soft drinks in Chile, Brazil, Argentina and Paraguay for the periods indicated:

	2020				2021				2022
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay

	(%)
Coca-Cola soft drinks	65	62	61	76	64	62	59	76	64	63	59	75
Pepsi Bottler soft drinks	31	18	14	7	33	16	15	7	32	19	15	6
Other soft drinks	4	20	25	17	3	22	26	17	4	18	25	19
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen. During 2022, in Argentina, Nielsen conducted a reprocessing of data from 2020 and 2021. This reprocessing resulted from a quality review conducted jointly by Nielsen and The Coca-Cola Company teams, based on the detection of certain opportunities for improvement on the data collection that was carried out during 2020 and 2021 in times of the COVID-19 pandemic. This reprocessing was carried out at country level, so data from all bottlers in Argentina were reprocessed.

Chile

Soft Drinks: the soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the number of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas (ECUSA), a subsidiary of Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own soft drinks brands (e.g., Bilz and Pap). Based on reports by A.C. Nielsen, we estimate that in 2022, our average soft drink market share within our franchise territories was 64.4%.

Other beverages: our main competitor in the water market is CCU, which has its own brand (Cachantun), where there is also competition from other low-priced brands (“B-Brands”). Our main competitors in the juice segment are the Watt’s-CCU joint venture, Córpora Tres Montes and three of the main milk producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche. The market for fruit-flavored beverages in Chile also includes lower-cost concentrates of lower quality and artificially flavored powdered soft drink mixes. We do not consider these products to compete with our water and juice business as we believe these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2022, our average market share within our Chilean franchise territories reached approximately 39.5% for juices and others segment and approximately 44.4% for waters.

In the different alcoholic categories, Andina’s main competitor in Chile is CCU, which through different business models distributes beers (its main brands are Escudo, Cristal, Kunstmann and Heineken), spirits (brands from the Pernod Ricard portfolio), piscos (Control and Mistral brands, among others) and wines (Viña San Pedro brands such as Castillo de Molina, among others).

Brazil

Soft Drinks: the soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2022, our average soft drink market share within our Brazilian franchise territories was approximately 63.3%.

Other Beverages: in the beer sector, Andina Brazil’s main competitor is AmBev which during 2022 had a very dominant position in the Brazilian market. AmBev stands out in the advancement of digital platforms, both in B2B (Bees) and D2C (Zé Delivery) Based on reports by A.C. Nielsen, we estimate that in 2022, our average market share for waters reached 28.8%, where we distribute under the Crystal and Glaceau SmartWater brands. In the segment of juices and others, based on reports by A.C. Nielsen, we estimate that in 2022, our average market share was 52.1%.

Argentina

Soft Drinks: the soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is Pepsi, commercialized by InBev. The most significant B-brands competitors are: Refres Now (Manaos), Pritty and Produnoa (Secco). Based on reports by A.C. Nielsen, we estimate that in 2022, our average soft drink market share within our Argentine franchise territories reached approximately 59.2%.

Other Beverages: we service the market of flavored and plain waters with the brands Aquarius, Bonaqua and Benedictino. Based on reports by A.C. Nielsen, we estimate that in 2022, our average market share was 15.5%. In addition, the juices and others market is serviced by the Cepita, AdeS and Powerade brands. Based on reports by A.C. Nielsen, we estimate that in 2022, our average market share was 47.3%. Our biggest competitor in the water category is Danone, RPB (Baggio) in juices and InBev in sports drinks.

Paraguay

Soft Drinks: the soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the number of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which had a 10% market share in 2022. B-brands in Paraguay represented 24.2% of the soft drink industry. In 2022, Pepsi had a market share of 6.1%, and is produced and marketed by Vierci Group, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2022, our average soft drinks market share within our Paraguayan franchise territories was approximately 75.3%.

Other Beverages: we are leaders in all non-carbonated categories. In waters, based on reports by A.C. Nielsen, we estimate that in 2022, our average market share was 55.0% with our Dasani, Aquarius, Tropical and Benedictino brands. The market for juices and others is serviced through the Del Valle and AdeS brands, Powerade in sport drinks, and Monster in energy drinks. Based on reports by A.C. Nielsen, we estimate that in 2022, our average market share was 63.2%.

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

Sales

In 2022, total sales of AEASA reached Ch$37,915 million, of which Ch$13,213 million corresponded to sales to EDASA, Ch$3,635 million corresponded to sales to other related companies of the group and Ch$21,067 million corresponded to sales to third parties.

Competition

AEASA is the supplier of returnable bottles, preforms, plastic caps and cases for Coca-Cola Bottlers in Argentina, also supplying some formats to Coca-Cola bottlers in Chile, Bolivia and Paraguay. In Argentina, we compete principally with Alpla S.A. and Amcor.

CMF is the exclusive supplier of PET resin raw materials, returnable and preform packaging, as well as a main supplier in caps, cases and other plastic resin inputs. There are few suppliers in Chile for these inputs; the other supplier with similar productive capacities is Plasco S.A., which manufactures mainly for ECUSA, Pepsi’s bottling company in Chile.

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

Chile

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Coca-Cola de Chile S.A.
●	Sweeteners (Sugar/Fructose): Iansa Ingredientes S.A., Sucden Chile S.A. and Comercializadora de Productos Panor Ltda.
●	Preform plastic containers: Envases CMF S.A.
●	Glass containers: Cristalerías de Chile S.A. and Cristalerías Toro S.P.A.
●	Caps: Sinea S.A.
●	Cardboard: Corrupac S.A. and Envases Impresos S.A.
●	Caps and preforms: Syphon S.A.
●	Thermo-contractible: Plásticos Arpoli S.P.A.

In 2022, 89% of the variable cost of sales of soft drinks corresponded to the main raw materials and finished products purchased by Andina in Chile. The cost of each raw material within the total of main raw materials is the following: concentrate represents 69%, sweeteners 13%, non-returnable bottles 11%, bottle caps 3%, carbon dioxide 1% and other raw materials 3%. Water is not an important raw material cost. Additionally, the cost of finished products acquired from our subsidiaries, such as ECSA, is included in the cost of soft drink sales. These costs represent 17% of total soft drink cost of sales and correspond mainly to cans, PET bottles and sweeteners.

Other Beverages: the main raw materials used by Vital Jugos in the production of juices and as a percentage of total raw material costs, are sweeteners 3.2%, fruit pulp and juices 11%, concentrate 27.3%, containers 22.3%, wrapping material 4.6%, caps 4.3%, and other raw material 2.7% all of which during 2022 accounted for 75.4% of total costs for sales of juice, including packaging. Additionally, AdeS finished product represented 3.2% of total costs for sales of juices.

The principal raw materials used by Vital Aguas in the production of still and sparkling mineral water and as a percentage of total raw material costs are: packaging 35.5%, concentrate 24.9%, caps 6.5%, wrapping material 6.6%, carbonation 0.9%, and other raw materials 2%, all of which during 2022 accounted for 76.4% of total costs for sales of water, including packaging.

Brazil

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Industria do Amazonas Ltda.
●	Sweeteners (Sugar/Fructose): Usina Alta Mogiana S.A. Açúcar e Alcool.
●	Preform plastic containers: Valgroup Rj Industria De Embalagens Rigidas Ltda.
●	Returnable plastic containers: RioPet Embalagens S.A.
●	Cans: Crown Embalagem Metalica Da Amazonia As.
●	Caps: Bericap do Brasil Ltda.
●	Cardboard: Tetra Pak Ltda.
●	Labels: Pp Print Embalagens S.A.
●	Electricity/Gas: Ecogen Rio Soluções Energéticas S.A.
●	Water: Igua Rio De Janeiro S.A.
●	Thermo-contractible: Valgroup Ba Industria De Embalagens Flexiveis Ltda.

In 2022, 78.4% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 44.9%; sugar and artificial sweeteners 16.9%; non-returnable bottles 16.8%; cans 12.8%; bottle caps 3.2%; carbon dioxide 1.8% and other raw materials 3.6%.

Argentina

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.
●	Sweeteners (Sugar/Fructose): Ingrecor S.A. and Complejo Aliment. San Salvador S.A.
●	Returnable plastic containers: Andina Empaques Argentina S.A. and Vinisa Fueguina S.R.L.
●	Resin containers: Alpek Polyester Argentina S.A.

●	Cardboard: Tetra Pak S.R.L.
●	Glass containers: Cattorini Hnos. S.A.C.I.F.E I.
●	Cans: Ball Beverage Can South America S.A.
●	Cardboard / Pallet / Chapadur: Fiplasto S.A. and Repallets S.A.
●	Thermo-contractible: Rio Chico S.A.

In 2022, 62.9% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 61.7%, sugar and artificial sweeteners 14.4%, non-returnable bottles 14.1%, bottle caps 3.2%, carbon dioxide 0.7%, cans and caps 3.6%, and other raw materials 2.4%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 1.5% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina during 2022.

PET Packaging: The principal raw material required for production of PET bottles is PET resin. During 2022, this raw material was mainly purchased from Alpek Polyester Argentina S.A. and Ecopek S.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2022 was bought mainly from PBB Polisur S.A. and GC Marketing Solution CO.

In 2022, AEASA’s costs for PET resin accounted for 48% of the total variable cost of its sales.

Paraguay

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Indústria do Amazonas Ltda. and Servicios y Productos para Bebidas.
●	Sweeteners (Sugar/Fructose): Inpasa del Paraguay S.A., Alcotec Sociedad Anónima, and Azucarera Paraguaya S.A.
●	Preforms: Industrias PET S.A.E.C.A.
●	Caps/Preforms: Andina Empaques Argentina S.A.
●	Coil: Tetra Pak Global Distribution S.A.
●	Labels: Bolsi Plast S.A.
●	Film: Petropack S.A.
●	Juices: Fenix S.A.
●	Caustic soda: Grupo Bio S.A.C.I.

During 2022, 68% of the variable cost of sales for beverages produced by PARESA corresponded to our main raw materials. The composition of this raw material cost is as follows: concentrate represents 53%, sugar and artificial sweeteners 17%, non-returnable bottles 18%, bottle caps 5%, carbon dioxide 1% and other raw materials 6%. Additionally, AdeS finished products for the sale of juices and soft drink cans purchased from third parties represented 4% and 3% of total variable costs, respectively.

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

Generally, we pay approximately 50% of the advertising and promotional expenses incurred by The Coca-Cola Company in our franchise territories. Nearly all media advertising and promotional materials for Coca-Cola soft drinks are produced and distributed by The Coca-Cola Company. See “Item 4. Information on the Company —Bottler Agreements.” Marketing and promotional programs, including television, radio and print advertising, point-of-sale advertising, sales promotions, social media and entertainment are developed by The Coca-Cola Company for all Vital Jugos’ and Vital Aguas’ products.

Pursuant to the existing distribution agreements with Heineken, Estrella Galicia, Monster and Campari, these companies are responsible for planning and managing advertising, marketing and promotional activities related to beer, energy drinks and alcoholic beverages, respectively. Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken’s, Estrella Galicia, Monster’s and Campari´s prior approval. The parties have agreed to assume jointly the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro, Espírito Santo and Ribeirão Preto regions.

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

In Chile, pursuant to existing distribution agreements with Diageo, Cooperativa Capel, AB InBev and Viña Santa Rita, these companies are responsible for the planning and administration of advertising, commercialization and promotional activities related to their respective products. Coca-Cola Andina Chile may, however, engage in promotional or commercialization activities in the categories and channels in which it is authorized to operate with the prior approval of the company that owns the brand. In all cases the parties have agreed that the costs of advertising activities (including radio, television, street advertising and media in general) as well as the materials used in executing promotions in each channel will be borne by the companies that own the brands.

In September 2016, November 2016, February 2018 and May 2019, Andina (Chile), Andina Brazil, Andina Argentina and Paraguay Refrescos, respectively, began to commercialize the Monster Energy energy drink. This brand is part of the collaboration agreement entered into during 2015 by The Coca-Cola Company and Monster Energy, which included the distribution of its products in the territories of the Coca-Cola System, such as Chile, Brazil, Argentina and Paraguay.

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

Concentrates and beverage basis

The bottler agreements provide that we will purchase our entire requirement of concentrates and beverage basis for Coca-Cola soft drinks and other Coca-Cola beverages from The Coca-Cola Company and other authorized suppliers. Concentrate prices for Coca-Cola trademark beverages are a percentage of the weighted average retail price in local currency net of applicable taxes, and are determined by an agreement between the Company and The Coca-Cola Company. We set the price of products sold to retailers at our discretion, subject only to certain price restrictions.

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

Chile

Our licenses for the territories in Chile are currently under renewal process.

In 2005 VJ S.A. and The Coca-Cola Company entered into a Juice Bottler Agreement by which The Coca-Cola Company authorized VJ S.A. to produce, prepare and bottle in packaging previously approved by The Coca-Cola Company the previously mentioned trademarks.

Andina and Embonor S.A. have the right to purchase products from VJ S.A. This contract is currently under renewal process. Additionally, Andina, VJ S.A. and Embonor S.A. have agreed with The Coca-Cola Company to produce, bottle and commercialize these products at their respective plants.

In 2005, Vital Aguas and The Coca-Cola Company entered into a Water Manufacturing and Packaging Agreement for the preparation and packaging of beverages in connection with the Vital, Chanqueahue, Vital de Chanqueahue, and Dasani brands incorporating at the beginning of 2008 the Benedictino brand to the product portfolio manufactured by Vital Aguas under the agreement. This contract is currently under renewal process.

Brazil

Our licenses for the territories in Brazil expire in October 2027.

Argentina

Our licenses for the territories in Argentina expire in September 2027.

Paraguay

Our licenses for the territories in Paraguay expired in March 2023 and are currently under renewal.

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

Law N° 19,300 addressing general environmental concerns, passed in March 1994, regulates general environmental issues and fundamental aspects applicable to our activities and that could require the hiring of independent experts to conduct studies or environmental impact statements of any future project or activity that may be affected by the provisions of Law N° 19,300. In January 2010, the aforementioned law was amended by Law N° 20,417, which created a new environmental agency, the Environment Ministry, the Environmental Assessment Service and the Environment Superintendence. In January 2012, Law N° 20,600 was published which created the Environmental Tribunals (3), which came into operation on December 2012.

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

Numerous governmental bodies have jurisdiction over environmental matters. At the federal level, the Ministério do Meio Ambiente (Brazilian Ministry of Environment) and the Conselho Nacional do Meio-Ambiente or CONAMA dictate environmental policy, including, without limitation, initiating environmental improvement projects, establishing a system of fines and administrative penalties and reaching agreements on environmental matters with offending industries. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or IBAMA, enforces environmental regulations set by CONAMA, through the development of several activities for the preservation and conservation of natural heritage and controlling and supervising the use of natural resources. In addition, various federal authorities have jurisdiction over specific industrial sectors, all aspects listed by these government bodies are fully met by Andina Brazil.

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

Cyber Security Policies

Cyber risk is managed through a corporate program based on a comprehensive strategy that aims to identify the context, protect systems and assets, detect deviations, respond to incidents and recover those business operations that have been subject to cyber-attacks. Our cybersecurity system integrates people, processes and technology in order to achieve an efficient risk management. To prevent cyber risk, the Company applies a set of practices and procedures, among others, a comprehensive framework that incorporates the highest industry standards and which also addresses the actions of Business Continuity (BC) and Disaster Recovery (DR) through a model of BIA (Business Impact Analysis) and its associated Technology RIA (Risk Impact Analysis) where critical processes are subjected to an analysis methodology in 20 risk categories (including cybersecurity) with a review of 222 potential vulnerabilities analyzed in accordance with probability and impact. The specific control framework Business Resiliency Framework (BRF) establishes a set of controls validated by international entities and high market standards, mainly from the standards: CIS (CSC 71), COBIT 5, ISO (ISO 27001 / 27002:2013), NIST (NIST SP 800-53 Rev. 4 / NIST 800-82 rev2 and NIST CSF v1.1.

The Company has a master cybersecurity plan, to which new controls and systems are constantly being added, such as those related to business continuity and protection of digital assets. All actions aim to increase cyber resilience under the concept of a “Zero Trust” model. This set of solutions, controls and measurements is supported by a corporate governance model based on the Corporate Cybersecurity Policy, which provides a framework for action and enables the definition of effective management processes in terms of security for information technology systems and the assets involved. In this way, a control model is generated to safeguard the confidentiality, integrity and availability of the information systems, in accordance with the laws and regulations in force in the countries in which we operate. In addition, we have a set of standards and procedures for logical and physical cybersecurity, secure development, cybersecurity monitoring and authoring, cyber-resilience assessment for suppliers and a manual for the use of digital information assets, applications and technological devices, among others, which establishes the specific security guidelines for the protection and acceptable use that each employee is responsible for applying to digital information assets, applications and technological devices provided by the Company, such as e-mail, videoconferencing, instant messaging, computers, notebooks, cell phones, mobile devices and their access to the Internet for digital information exchange, etc.

Cybersecurity management is carried out through different roles and functions in the organization, such as:

●the Chief Information Security Officer (CISO), who is responsible for ensuring the management and control of the Company’s information security and cybersecurity matters, supervising the risk position through controls that emanate from the criteria established in the procedures and available technology,
●the Audit Committee is responsible for establishing the strategy, policies and guidelines, in accordance with national and international standards on information security risks. This committee is also responsible for evaluating the scope and effectiveness of the security measures to safeguard the information and cybersecurity systems established by management, and
●the Cybersecurity Committee, coordinated by the Technology Security Management area, whose role is to review and approve the direction and strategy on cybersecurity and contingency issues presented by the Technology Security Management, as well as to define the level of cybersecurity that the Company must have, and the standards and/or procedures that are published from time to time. This committee is composed by the Chief Human Resources Officer, Chief Legal Officer, Chief Technology Officer, Corporate Manager of Management Control, Risk and Sustainability, Corporate Internal Audit Management Representative and Technology Security Manager.

C.	ORGANIZATIONAL STRUCTURE

The following chart presents a summary of our direct and indirect ownership interests in our subsidiaries and associated companies:

EMBOTELLADORA ANDINA S.A.
35.00%
Coca-Cola Del Valle New Ventures S.A.
59.27%
Envases Central S.A.
66.5%
Vital Aguas S.A.
99.9998%
Andina Inversiones Societarias SpA
0.000111%
99.99%
0.01%
Transportes Polar S.A.
99.99%
0.00007%
Comercializadora Novaverde S.A.
99.85%
0.15%
Red de Transportes Comerciales Ltda.
99.99959%
0.0041%
Transportes Andina Refrescos Ltda.
99.90%
0.10%
Servicios Multivending Ltda.
99.99995%
0.00005%
Embotelladora Andina Chile S.A.
99.937%
0.063%
Andina Bottling Investments S.A.
15%
50%
VJ S.A.
60.0%
Re-Ciclar S.A.
50.0%
Envases CMF S.A.
0.034%
64.423%
Andina Bottling Investments Dos S.A.
35.543%
0.9157296%
0.003%
99.07%
Embotelladora del Atlántico S.A.
Alimentos de Soja S.A.
14.82%
0.003%
99.975%
Andina Empaques Argentina S.A.
0.07697%
97.7533%
Paraguay Refrescos S.A.
33.33%
Circular-PET S.A.
99.99%
Rio de Janeiro Refrescos Ltda.
40.00%
SRSA Participações Ltda.
40.00%
Sorocaba Refrescos Ltda.
8.50%
UBI 3 Participações Ltda.
11.32%
Kaik Participações Ltda.
10.26%
Leão Alimentos e Bebidas Ltda.
7.52%
Trop Frutas do Brasil Ltda.
Parent Company
Consolidating subsidiaries
Associates
Investments without significant influence
Chile
Argentina
Brazil
Paraguay

The following table presents information relating to the main activities of our subsidiaries and associated companies, as well as our direct and indirect ownership interests in them as of the date of this document:

Subsidiary	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	99.99
VJ S.A.	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A.	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	99.99
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Transporte Polar S.A.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases Central S.A.	Manufacture and packaging of all kinds of beverages and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	99.99
Andina Bottling Investments Dos S.A (2)	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	99.99
Andina Inversiones Societarias S.A.	Invest in all types of companies and commercialize food products in general.	Chile	99.99
Comercializadora Novaverde S.A.	Process and commercialize fruits, ice cream, vegetables and food in general, under the Guallarauco trademark.	Chile	35.00
Re-Ciclar S.A. (3).	Produce recycled resin for the Coca-Cola system and third parties.	Chile	60.00
Rio de Janeiro Refrescos Ltda.	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Argentina	99.99
Andina Empaques S.A.	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Alimentos de SOJA S.A.	Manufacture, commercialize, import, export, transformation, fraction, package and distribute food products and beverages in general, and their raw materials and related products and by-products.	Argentina	14.82
Paraguay Refrescos S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Paraguay	97.83
Circular-Pet S.A. (4)	Produce recycled resin for the Coca-Cola system and third parties.	Paraguay	33.33
Red de Transportes Comerciales Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	99.99
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca-Cola del Valle New Ventures S.A.	Manufacture, distribute and commercialize all kinds of juices, waters and beverages in general.	Chile	35.00
Leão Alimentos e Bebidas Ltda.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.26
Trop Frutas do Brasil Ltda.	Manufacture, commercialize and export natural fruit pulp and coconut water.	Brazil	7.52
Sorocaba Refrescos S.A.(1)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participações Ltda.	Purchase and sale of real estate investments and property management.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
UBI 3 Participações Ltda.	Invest in other companies with own resources. Purchase and sale of real estate investments and property management.	Brazil	8.50
(1)	In 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of R$146.9 million.
(2)	In November 2021, Abisa Corp and Aconcagua Investing Ltda. were merged into Andina Bottling Investments Dos S.A. (ABISA DOS) for corporate reorganization purposes. As a consequence of the merger, Abisa Corp and Aconcagua Investing Ltda. were absorbed by ABISA DOS, which became the owner of the shares issued by Andina Inversiones Societarias S.A, previously held by Aconcagua Investing Ltda. Abisa Corp had no investment in any entity.
(3)	During 2021, Embotelladora Andina S.A. held an interest in Re-Ciclar, a company whose purpose is to produce recycled resin for the Coca-Cola system and third parties. Non-controlling interest reaches 40.0%.

(4)	In February 2021, the subsidiary Paraguay Refrescos S.A. together with INPET S.A.E.C.A and CORESA incorporated and executed a shareholders’ agreement for a company named Circular-Pet. Each of these companies will own 33.3% Circular-Pet share capital. The main activity of Circular-Pet will be the manufacture and commercialization of post-consumer recycled PET resins, coming from the transformation of PET flakes.
D.	PROPERTY, PLANTS AND EQUIPMENT

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

	MAIN USE	Square meters	Property

ARGENTINA
Embotelladora del Atlántico S.A.
Azul	Distribution Center / Warehouses	600	Third Parties
Bahía Blanca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Warehouses (Don Pedro)	6,000	Leased
Bahía Blanca	Commercial Office	903	Leased
Bahía Blanca*	Real Estate (parking lot)	73,150	Own
Bahía Blanca	Warehouses (M&F Palletizer -EDF deposit)	1,400	Leased
Bariloche	Offices / Distribution Center / Warehouses	1,870	Leased
Bialet Masse*	Real Estate**	880	Own
Bragado	Commercial Office	38	Leased
Carlos Paz	Commercial Office	270	Leased
Carmen de Patagones	Commercial Office / Warehouses / Crossdocking	1,600	Leased
Chacabuco*	Offices / Distribution Center / Warehouses	25,798	Own
Chivilcoy	Distribution Center / Warehouses	1,350	Third Parties
Chivilcoy	Commercial Office	72	Leased
Comodoro Rivadavia	Offices / Distribution Center / Warehouses	7,500	Leased
Concepcion del Uruguay	Commercial Office	118	Leased
Concordia	Commercial Office / Third party Distribution Center / Warehouses	1,214	Leased
Córdoba*	Offices /Production of soft drinks and other still beverages / Distribution Center / Warehouses / Real estate	959,585	Own
Córdoba (San Isidro)*	Deposit and Offices	8,808	Own
Córdoba	Deposit (Rigar)	6,270	Leased
Córdoba	Deposit (Ricardo Balbín)	2,500	Leased
Córdoba	Commercial Office (Dinosaurio Mall Alto Verde)	357	Leased
Córdoba	Logat Deposit – Raw materials	2,800	Leased
Córdoba	Logat Deposit – Finished products	8,400	Leased
Coronel Suarez	Offices / Third party Distribution Center / Warehouses / Deposit	1,000	Leased
General Pico*	Offices / Distribution Center / Warehouses	15,525	Own
General Roca	Distribution Center / Warehouses	2,800	Third Parties
Gualeguaychu	Commercial Office / Warehouses	2,392	Leased
Junin (Buenos Aires)	Cross Docking	995	Third Parties
Junin (Buenos Aires)	Commercial Office	108	Leased
Mendoza*	Offices / Distribution Center / Warehouses	36,452	Own
Monte Hermoso*	Real Estate**	300	Own
Neuquén*	Offices / Distribution Center / Warehouses	10,157	Own
Olavarria	Offices / Distribution Center / Warehouses	3,065	Leased
Paraná	Commercial Office	318	Leased
Pehuajo	Offices / Distribution Center / Warehouses	1,060	Leased
Pergamino*	Offices / Cross Docking	15,700	Own
Rio Gallegos	Distribution Center / Warehouses	937	Leased
Rio Gallegos	Distribution Center / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Center / Warehouses	2,460	Leased
Río IV*	Cross Docking	7,482	Own
Río IV	Commercial Office	93	Leased
Rivadavia (Mendoza)*	Deposit**	800	Own
Rosario*	Offices / Distribution Center / Warehouses / Parking Lot / Real Estate	27,814	Own
San Francisco	Commercial Office	63	Leased
San Juan*	Offices / Distribution Center / Warehouses	48,036	Own
San Luis*	Commercial Office / Distribution Center / Warehouses	5,205	Own
San Nicolas	Commercial Office	50	Leased
San Rafael	Commercial Office	58	Leased
Santa Fe (Casilda)	Commercial Office	40	Leased

	MAIN USE	Square meters	Property

Santa Fe	Commercial Office	238	Leased
Santa Rosa	Distribution Center / Warehouses	1,200	Third Parties
Santo Tomé*	Administrative Office / Distribution Center / Warehouses / Deposit	75,000	Own
Trelew*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	51,000	Own
Trelew	Warehouses	1,500	Leased
Tres Arroyos	Offices / Crossdocking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Center / Warehouses	1,360	Leased
Ushuaia	Commercial Office	94	Leased
Venado Tuerto	Commercial Office / Distribution Center / Warehouses	2,449	Third Parties
Villa Maria	Commercial Office	125	Leased
Villa Mercedes	Commercial Office	70	Leased
Andina Empaques Argentina S.A.
Buenos Aires*	Production of bottles, PET Preforms, Plastic Caps and Cases	27,520	Own
Buenos Aires	Deposit adjoining the production plant	1,041	Leased
Buenos Aires	Deposit adjoining the production plant	940	Leased
BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	2,243,953	Own
Nova Iguaçu*	Distribution Center / Warehouses	82,618	Own
Bangu*	Distribution Center	44,389	Own
Campos dos Goytacazes*	Distribution Center	36,083	Own
Cabo Frio*	Distribution Center**	1,985	Own
São Pedro da Aldeia 1*	Distribution Center	10,139	Concession
Itaperuna*	Cross Docking	2,500	Leased
Caju 1*	Distribution Center	4,866	Own
Caju 2*	Distribution Center	8,058	Own
Caju 3*	Parking Lot	7,400	Leased
Vitória (Cariacica)*	Distribution Center	93,320	Own
Cachoeiro do Itapemirim*	Cross Docking	8,000	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto*	Real Estate	279,557	Own
Franca*	Distribution Center	32,500	Own
Mococa*	Distribution Center	33,669	Leased
Araraquara*	Distribution Center	11,658	Own
São Paulo*	Apartment	69	Own
São Joao da Boa Vista*	Cross Docking	20,773	Own
São Pedro da Aldeia 2*	Parking Lot	6,400	Concession
Nova Friburgo*	Commercial Office / Cross Docking	350	Leased
Guarapari*	Commercial Office	218	Leased
Colatina*	Commercial Office / Cross Docking	3,840	Leased
São Mateus*	Commercial Office / Cross Docking	2,007	Leased
Rio das Ostras*	Commercial Office	527	Leased
Passos*	Distribution Center	8,500	Leased
CHILE
Embotelladora Andina S.A.
Renca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	415,517	Own
Renca*	Warehouses	55,562	Own
Renca*	Warehouses	11,211	Own
Renca*	Warehouses	46,965	Own
Carlos Valdovinos*	Distribution Center / Warehouses	106,820	Own
Puente Alto *	Distribution Center / Warehouses	68,682	Own
Maipú*	Distribution Center / Warehouses	45,833	Own
Bodega MiCoca-Cola	Distribution Center / Warehouses	9,280	Leased
Colina	Distribution Center / Warehouses	6,550	Leased
Chimba	Distribution Center / Warehouses	1,000	Leased
Demetrop (Metropolitan Region)	Warehouses	n/a	Leased
Trailerlogistic (Metropolitan Region)	Warehouses	n/a	Leased
Monster (Metropolitan Region)	Warehouses	n/a	Leased
Rancagua*	Distribution Center / Warehouses	25,920	Own
San Antonio*	Distribution Center / Warehouses	19,809	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Antofagasta *	Warehouses	8,028	Own
Calama*	Distribution Center / Warehouses	10,700	Own
Tocopilla*	Distribution Center / Warehouses	562	Own
Coquimbo*	Offices / Distribution Center / Warehouses	31,383	Own
Copiapó*	Distribution Center / Warehouses	26,800	Own
Ovalle*	Distribution Center / Warehouses	6,223	Own
Vallenar*	Distribution Center / Warehouses	5,000	Own

	MAIN USE	Square meters	Property

Illapel	Distribution Center / Warehouses	n/a	Leased
Punta Arenas*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique*	Distribution Center / Warehouses	5,093	Own
Puerto Natales	Distribution Center / Warehouses	850	Leased
VJ S.A.
Renca*	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo*	Offices / Production of Waters	346,532	Own
Envases Central S.A.
Renca*	Offices / Production of Soft Drinks	51,907	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo*	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo*	Offices / Warehouses	32,911	Own
Encarnación*	Offices / Warehouses	12,744	Own
Ciudad del Este*	Offices / Warehouses	14,620	Own
*	Free of encumbrance properties.
**	Inactive: facilities that are not being use currently by the Company.

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

	Year Ended December 31,
	2021			2022
			Capacity			Capacity
	Annual	Average	Utilization	Annual	Average	Utilization
	Total	Capacity	During	Total	Capacity	During
	Installed	Utilization	Peak Month	Installed	Utilization	Peak Month
	Capacity(1)	(%)	(%)	Capacity(1)	(%)	(%)
Soft drinks (millions of UCs):
Andina Chile	328	53	67	323	53	71
Andina Brazil	404	58	66	403	64	69
Andina Argentina	368	43	59	365	48	56
Paraguay Refrescos	128	45	52	142	40	60
Other beverages (millions of UCs)
Andina Chile	20	66	73	23	51	74
Andina Brazil	58	49	60	57	66	71
Andina Argentina	127	18	12	123	22	30
Paraguay Refrescos	34	33	44	48	28	37
ECSA/VJSA/VASA	136	51	81	136	69	82
PET packaging (millions of bottles) (2)	46	38	48	46	49	79
Preforms (millions of preforms) (2)	900	77	98	900	88	99
Plastic caps (millions of caps) (2)	1,000	48	74	1,000	53	76
Cases (millons of cases) (2)	1.0	75	100	0.7	75	100
(1)	Annual Total Installed Capacity assumes production of the mix of products and containers produced in 2021 and 2022.
(2)	Andina Empaques Argentina only.

In 2022, we continued to modernize and renovate our production plants in order to maximize efficiency and productivity.

In Chile, during 2022, we continued with the installation of a hybrid bottling line to fill 20-liter returnable water bottles and 6.5-liter non-returnable bottles, with the capacity to blow both sizes and, therefore, allowing the use of level 1 recyclable returnable bottles. Another relevant investment in 2022 was the expansion of the continuous mixers to increase capacity for new soft drink recipes. In order to improve our water use ratio, we continued with our ambitious plan, and in 2022 we worked on recovering reject water from the filtration plant in Renca and recovering water from the bottle washer in Antofagasta. This plan will continue in 2023 with adaptations to our filtration system, in order to robustly improve the water ratio. Additionally, in 2023 we will build a new line of non-returnable bottles, which will allow us to grow our annual OW volume by 35%, thereby expanding the spectrum of containers and flavors in our bottling lines.

In Brazil, 2022 was a landmark year for Andina since its production center in Ribeirão Preto for Monster Products, became the supplier of more than 2.3 MM UC to meet Energy Drink demand nationwide. The Company also made a significant progress by enabling Ribeirão Preto Plant to become an Alcoholic Ready to Drink (ARTD) production center, which required a significant investment in adaptations and infrastructure. Production began in March-2023. Additionally, Duque de Caxias Plant has been approved as a future multi-category facility. A transformational 2-year project that reinforces the role of Andina as a strategical hub for a wide range of products, strengthening its role as a production center for Andina and the Coca-Cola System in Brazil. Also worth mentioning, several upgrades made in our Light Fleet, by expanding the motorcycle fleet in 174 vehicles, while 161 cars have been renewed. On our heavy fleet side, 150 new trucks were incorporated, of which 12 are T1 vehicles.

In Argentina, investments for the production of Coca-Cola reduced in sugar continued in 2022. We also purchased equipment and made the necessary adjustments to have single returnable bottles in 2.5-liter ref pet and 0.35-liter glass bottles, replacing the ACL label (permanent) with the OW label, optimizing the number of bottles and allowing greater flexibility to change formulas, expand the flavor portfolio and comply with the new regulations of the Labeling Law. The processes and line were fine-tuned to incorporate the production of the Monster brand in the can line at the Córdoba Plant. In addition, equipment was purchased and installed, as well as the necessary adjustments and building works were carried out for the production of seed-based products, which started operating at the end of 2022.

In Paraguay, in 2022, we consolidated the operation of the new line of sensitive products plus its new manufacturing room, capitalizing on the 25% increase in capacity of sensitive products produced by the Paraguayan operation. Additionally, in the last quarter of the year we began to blow and fill bottles with 100% recycled resin, producing 90% of our portfolio of sensitive products (Water, Aquarius, Isotonic) with said resin.

As of December 31, 2022, we had total installed annual production capacity, including soft drinks, fruit juices, water and other beverages, of 1,620 million unit cases. Our primary facilities include:

●	through Coca-Cola Andina, in the Chilean territory, 3 soft drink and other beverages production facilities with 20 production lines, with total installed annual capacity of 346 million unit cases (21.4% of our total installed annual capacity);
●	through Vital Jugos in the Chilean territory, one fruit juice production facility, with 12 production lines, with total installed annual capacity of 40.3 million unit cases (2.5% of our total installed annual capacity);
●	through ECSA in the Chilean territory, one soft drink and other beverages production facility, with 3 production lines, with total installed annual capacity of 65.4 million unit cases (4.0% of our total installed annual capacity);
●	through Vital Aguas in the Chilean territory, one mineral water production facility, with 2 production lines, with total installed annual capacity of 30.4 million unit cases (1.9% of our total installed annual capacity);
●	through Rio de Janeiro Refrescos in the Brazilian territory, 3 soft drink and other beverages production facilities with 17 production lines for soft drinks with total installed annual capacity of 403 million unit cases (24.9% of our total installed annual capacity); and 16 production lines for juices, tea, water and other non-alcoholic beverages which satisfy the franchise’s needs and re-sales to other bottlers in Brazil, with total installed annual capacity of 57 million unit cases (3.5% of our total installed annual capacity);
●	through Embotelladora del Atlántico in the Argentine territory, 3 soft drink and other beverages production facilities with 17 production lines for soft drinks with a total installed annual capacity of 365 million unit cases (22.5% of our total installed annual capacity); 4 production lines for juices that covers the needs of our franchise, and one production line for waters and sensitive products with a total installed annual capacity of 123 million unit cases (7.6% of our total installed annual capacity);

●	through Andina Empaques Argentina S.A. in the Argentine territory, one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, 2 bottle blowers, 2 injectors for plastic caps and one production line for cases, with a total installed annual capacity of 1,947 million units considering PET bottles, preforms, plastic caps and cases;
●	through PARESA in the Paraguayan territory, one production facility located in San Lorenzo, with 8 soft drink and other beverages production lines with a total installed annual capacity of 142 million unit cases (8.8% of our total installed annual capacity); and 3 tetra pack lines with a total installed annual capacity of 48 million unit cases (3.0% of our total installed annual capacity).

ITEM 4A.UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS 2022

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2022, 2021 and 2020.

Our consolidated financial results for the years ended December 31, 2022, 2021 and 2020 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay. Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency).

IFRS requires that assets and liabilities of our subsidiaries outside of Chile be converted from the functional currency to the presentation currency (Chilean peso) at year-end exchange rates, and that income and expense accounts are converted at monthly average exchange rates for the month in which they are recognized for those subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2020, 2021 and 2022 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

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

The Impact of the COVID-19 Pandemic

During 2022, the COVID-19 pandemic did not affect our operations in a significant manner, as the infection rate in the countries we operate decreased, and the measures taken by the governments to contain the spread of the pandemic were less restrictive. Our channel mix reached pre-pandemic levels, and we didn´t have any significant effects of the pandemic in our sales volume nor in our costs.

Nevertheless, the Company has continued to adopt some measures to protect the health and safety of our employees, such as:

●	sending home any employee that has been exposed to the virus;
●	implementation of additional cleaning protocols for our facilities;
●	modifying certain work practices and activities, without affecting our operational standards; for instance, home office has been implemented for those employees whose work can be performed remotely;
●	Maintaining the polyclinic services inside the facilities to respond preventively in case of infection and apply established protocols.

Due to uncertainty regarding the evolution of the COVID-19 pandemic (and potential variants thereof) and the extent to which government measures to contain the pandemic we cannot predict the effect of the pandemic on our financial performance. We believe that the Company will have no liquidity problems. To date, we also do not anticipate significant provisions or write-offs. We continuously monitor our investment plans, and we cannot assure you that we will fully abide by our current plans, especially in the event of a stronger flare-up of the virus in the countries in which we operate, or for some other unforeseen circumstance.

Summary of Results of Operations for the Years ended December 31, 2021 and 2022

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022

	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	168.6	166.1
Mineral water	51.0	57.4
Juices and other non-alcoholic	47.9	54.5
Beer & Spirits	39.5	41.7
Total	307.0	319.8

Brazil
Soft drinks	204.3	224.5
Mineral water	18.6	20.4
Juices and other non-alcoholic	22.0	28.5
Beer & Spirits	21.5	4.7
Total	266.4	278.0

Argentina
Soft drinks	157.4	169.8
Mineral water	14.1	16.4
Juices and other non-alcoholic	13.1	15.2
Total	184.7	201.4

Paraguay
Soft drinks	57.6	59.9
Mineral water	7.8	8.7
Juices and other non-alcoholic	4.9	5.8
Total	70.3	74.4
(1)	Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.

Note: Totals may not sum due to rounding.

	Year ended December 31,
	2021		2022
	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	975,296	44.0	1,123,665	42.3
Brazil	539,257	24.3	636,860	24.0
Argentina	536,955	24.2	688,705	25.9
Paraguay	169,216	7.6	212,339	8.0
Inter-country eliminations (1)	(3,993)	(0.2)	(4,691)	(0.2)
Total net sales	2,216,733	100.0	2,656,878	100.0
(1)	Eliminations represent intercompany sales.

Note: Totals may not sum due to rounding.

The following tables set forth our results of operations for the years ended December 31, 2021 and 2022.

	Year ended December 31,
	2021		2022
		% of net		% of net
	Ch$ millions	sales	Ch$ millions	sales
Net sales	2,216,733	100.0	2,656,878	100.0
Cost of sales	(1,375,393)	(62.0)	(1,628,702)	(61.3)
Gross profit	841,340	38.0	1,028,177	38.7
Distribution and administrative expenses	(548,902)	(24.8)	(683,032)	(25.7)
Other (expense) income, net (1)	(89,229)	(4.0)	(112,341)	(4.2)
Income taxes	(46,177)	(2.1)	(104,345)	(3.9)
Net income	157,032	7.1	128,459	4.8
(1)	Includes other income (expenses), financial income (expenses), share in profit of investees accounted for under the equity method, foreign exchange gains (losses) and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
Millons Ch$	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022

Net Sales	975,296	1,123,665	539,257	636,860	536,955	688,705	169,216	212,339	(3,993)	(4,691)	2,216,733	2,656,878
Cost of sales	(630,862)	(743,227)	(361,323)	(403,696)	(296,090)	(367,880)	(91,109)	(118,591)	3,993	4,691	(1,375,393)	(1,628,702)
Gross profit	344,434	380,439	177,934	233,164	240,865	320,825	78,107	93,748	—	—	841,340	1,028,177
Distribution and administrative expenses	(209,202)	(245,598)	(108,592)	(151,958)	(190,538)	(234,326)	(34,177)	(44,040)	—	—	(542,509)	(675,922)
Corporate expenses	—	—	—	—	—	—	—	—	—	—	(6,393)	(7,110)
(1)	Totals may not sum due to rounding.

Net Sales

Our sales volume was 873.6 million unit cases during the year ended December 31, 2022, a 5.5% increase compared to 828.3 million unit cases in 2021, explained by the volume increase in our four operations. Volume for soft drinks, waters and juices/other non-alcoholic beverages increased 5.5%, 12.3% and 18.2%, respectively, while volume for beer and spirits decreased 23.8%, in each case during the year ended December 31, 2022 compared to 2021. The decrease of sales volume of beer and spirits is mainly due to the reduction of the volume in the Brazilian operation (as a consequence of the change in the portfolio of Heineken brands we commercialize), which was partially offset by the growth of the volume in the Chilean operation. Excluding wine volume in Chile, resulting from the new agreement with Viña Santa Rita, sales volume would have increased by 5.1% during the year.

Our net sales were Ch$2,656,878 million during the year ended December 31, 2022, a 19.9% increase compared to Ch$2,216,733 million during 2021. Our net sales increased mainly as a result of an increase in sales in Argentina, Chile and Paraguay, and a positive effect upon translation of figures from our operations in Argentina, Brazil and Paraguay. This was partially offset by lower sales in Brazil, mainly as a result of a decrease in the sales of beer.

Soft drinks represented 64.0% of net sales during the year ended December 31, 2022, compared to 60.7% during 2021.

Chile

Our sales volume in Chile was 319.8 million unit cases during the year ended December 31, 2022, a 4.2% increase compared to 307.0 million unit cases during 2021. Volume for waters, juices/other non-alcoholic beverages and beer/spirits in Chile increased 12.5%, 13.8% and 5.6%, respectively, while volume for soft drinks decreased 1.5%, in each case during the year ended December 31, 2022, compared to 2021. Excluding wine volume in Chile resulting from the new agreement with Viña Santa Rita, sales volume would have increased by 3.0% during the year.

Our average market share for soft drinks in Chile during the year ended December 31, 2022, according to A.C. Nielsen Company, was 64.4% (in terms of volume), compared to 64.1% for 2021, and 67.4% in terms of average sales, same figure as 2021.

Our net sales in Chile were Ch$1,123,665 million during the year ended December 31, 2022, a 15.2% increase compared to Ch$975,296 million during 2021, which is explained by a higher average price in the period, and to a lesser extent, by the aforementioned increase in sales volume. The higher average price for the period is mainly explained by a higher average price of the non-alcoholic categories.

Our net sales of soft drinks in Chile were Ch$539,334 million during the year ended December 31, 2022, a 12.3% increase when compared to Ch$480,158 million in 2021, as a result of higher revenues per unit case, partially offset by the lower volume sold. Our net sales of water and juices/other non-alcoholic beverages in Chile were Ch$313,074 million during the year ended December 31, 2022, a 27.6% increase compared to Ch$245,400 million during 2021, primarily as a result of higher revenues per unit case and by the volume increase. Our net sales of beer and spirits in Chile were Ch$271,257 million during the year ended December 31, 2022, a 8.6% increase compared to Ch$249,738 million during 2021, mainly as a result of the increase in volume.

Brazil

Our sales volume in Brazil was 278.0 million unit cases during the year ended December 31, 2022, a 4.4% increase compared to 266.4 million unit cases during 2021. Volume for soft drinks, waters and juices/other non-alcoholic beverages in Brazil increased 9.9%, 9.4% and 29.5%, respectively, while volume for beer and spirits decreased 78.2%, in each case during the year ended December 31, 2022 compared to 2021. The decrease of sales volume of beer and spirits is mainly explained by the new agreement with Heineken, by virtue of which, as of October 2021, we no longer distribute the Heineken and Amstel brands.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2022, according to A.C. Nielsen Company, was 63.3% (in terms of volume), compared to 62.2% for 2021, and 69.2% in terms of average sales, compared to 68.4% for 2021.

Our net sales in Brazil were Ch$636,860 million during the year ended December 31, 2022, an 18.1% increase compared to Ch$539,257 million during 2021.

Our net sales of soft drinks in Brazil were Ch$472,404 million during the year ended December 31, 2022, a 50.9% increase compared to Ch$313,148 million during 2021. In local currency, net sales of soft drinks increased 25.2%, primarily as a result of higher revenues per unit case and by the volume increase. Our net sales of water and juices/other non-alcoholic beverages in Brazil were Ch$133,138 million during the year ended December 31, 2022, a 66.9% increase compared to Ch$79,760 million during 2021. In local currency, net sales of water and juices/other non-alcoholic beverages increased 40.9%, primarily as a result of higher revenues per unit case and by the volume increase. Our net sales of beer and spirits in Brazil were Ch$31,318 million during the year ended December 31, 2022, a 78.6% decrease compared to Ch$146,350 million during 2021. In local currency, net sales of beer and spirits decreased 82.4%, mainly as a result of lower volume sold, explained by the new agreement with Heineken, by virtue of which, as of October 2021, we no longer distribute the Heineken and Amstel brands.

Argentina

Our sales volume in Argentina was 201.4 million unit cases during the year ended December 31, 2022, a 9.1% increase compared to 184.7 million unit cases during 2021. Volume for soft drinks, waters and juices/other non-alcoholic beverages in Argentina increased 7.9%, 16.3% and 15.0%, respectively, during the year ended December 31, 2022 compared to 2021.

Our average market share for soft drinks in Argentina during the year ended December 31, 2022, according to A.C. Nielsen Company, was 59.2% (in terms of volume), compared to 59.3% for 20211, and 69.8% in terms of average sales, compared to 69.5% for 20211.

Our net sales in Argentina were Ch$688,705 million during the year ended December 31, 2022, a 28.3% increase compared to Ch$536,955 million during 2021. This was mainly explained by the increase in sales volume, by a positive effect upon translation of Argentinian pesos to Chilean pesos, and by a higher average revenue per unit case sold.

Our net sales of soft drinks in Argentina were Ch$523,908 million during the year ended December 31, 2022, a 24.8% increase compared to Ch$419,724 million during 2021. In local currency, net sales of soft drinks increased 7.9% in real terms, as a result of the increase in sales volume. Our net sales of juices/other non-alcoholic beverages, waters and beer/spirits in Argentina were Ch$140,095 million during the year ended December 31, 2022, a 43.3% increase compared to Ch$97,742 million during 2021. In local currency, net sales of juices/other non-alcoholic beverages, water and beer/spirits increased 30.4% in real terms, mainly due to higher revenues per unit case and by the volume increase.

Paraguay

Our sales volume in Paraguay was 74.4 million unit cases during the year ended December 31, 2022, a 5.9% increase compared to 70.3 million unit cases during 2021. Volume for soft drinks, water and juices/other non-alcoholic beverages in Paraguay increased 4.1%, 11.0% and 18.5%, respectively, in each case during the year ended December 31, 2022, compared to 2021.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2022, according to A.C. Nielsen Company, was 75.3% in terms of volume, compared to 75.9% for 2021, and 80.9% in terms of average sales, compared to 81.0% for 2021 according to the same source.

Our net sales in Paraguay were Ch$212,339 million during the year ended December 31, 2022, a 25.5% increase compared to Ch$169,216 million during 2021, mainly explained by a positive effect upon translation of Paraguayan Guaranies to Chilean pesos, and by higher volumes and revenues per unit case.

Our net sales of soft drinks in Paraguay were Ch$166,489 million during the year ended December 31, 2022, a 24.0% increase compared to Ch$134,284 million during 2021. In local currency, our net sales of soft drinks increased 12.5%, due to higher revenues per unit case and by the volume increase. Our net sales of water and juices/other non-alcoholic beverages in Paraguay were Ch$45,850 million during the year ended December 31, 2022, a 31.3% increase compared to Ch$34,932 million during 2021. In local currency, net sales of water and juices/other non-alcoholic beverages increased by 19.4%, primarily as a result of the increase in sales volume, and by a higher average revenue per unit case sold.

Cost of Sales

Our cost of sales was Ch$1,628,702 million during the year ended December 31, 2022, an 18.4% increase, compared to Ch$1,375,393 million during 2021. This increase is mainly explained by (i) the higher volume sold in Argentina, Chile and Paraguay, (ii) a higher cost of Pet resin in all four operations, (iii) a higher cost of sugar in Brazil, Chile and Paraguay, (iv) the negative effect of the devaluation of the Argentine peso and Chilean peso on dollarized costs, and (v) the effect of translating figures from Brazil, Argentina and Paraguay into Chilean pesos. This was partially offset by (i) a lower cost of sugar in Argentina and (ii) the positive effect of the appreciation of the real on dollarized costs. The cost of sales per unit case increased 12.3% in the same period. Our cost of sales represented 61.3% of net sales for the year ended December 31, 2022, compared to 62.0% for 2021.

1 During 2022, Nielsen carried out a reprocessing of data from 2020 and 2021. Said reprocessing arose from a quality review carried out jointly by A. C. Nielsen and The Coca-Cola Company based on the detection of certain improvement opportunities on the survey carried out during the COVID-19 pandemic.

Chile

Our cost of sales in Chile was Ch$743,227 million during the year ended December 31, 2022, a 17.8% increase compared to Ch$630,862 million during 2021. The increase in the cost of sales was mainly due to (i) the higher volume sold, (ii) the increase in the cost of certain raw materials, especially resin and sugar, (iii) the devaluation of the exchange rate, which has a negative effect on dollarized costs, and (iv) a higher cost of concentrate due to price increases. The cost of sales per unit case increased 13.1% in the same period. Our cost of sales in Chile represented 66.1% of net sales in Chile for the year ended December 31, 2022, compared to 64.7% for 2021.

Brazil

Our cost of sales in Brazil was Ch$403,696 million during the year ended December 31, 2022, a 11.7% increase compared to Ch$361,323 million during 2021. The cost of sales per unit case increased 7.0% in the same period. In local currency, total cost of sales decreased 7.5%, mainly due to (i) the decrease in beer volumes, which has a high unit cost, and (ii) the positive effect of the appreciation of the real on our dollarized costs. These effects were partially offset by (i) a higher cost of concentrate due to price increases, and (ii) a higher cost of raw materials, such as sugar, resin and aluminum. Our cost of sales in Brazil represented 63.4% of net sales in Brazil for the year ended December 31, 2022, compared to 67.0% for 2021.

Argentina

Our cost of sales in Argentina was Ch$367,880 million during the year ended December 31, 2022, a 24.2% increase compared to Ch$296,090 million during 2021. The cost of sales per unit case increased 13.9% in the same period. In local currency (in real terms, based on currency rates as of December 2022) cost of sales increased 7.4% mainly due to (i) the increase in volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, and (iii) a change in the mix towards higher unit value products. This was partially offset by lower sugar costs. Our cost of sales in Argentina represented 53.4% of net sales in Argentina for the year ended December 31, 2022, compared to 55.1% for 2021.

Paraguay

Our cost of sales in Paraguay was Ch$118,591 million during the year ended December 31, 2022, a 30.2% increase compared to Ch$91,109 million during 2021. Cost of sales per unit case increased 23.0% during the same period. In local currency, cost of sales increased 17.8%, mainly explained by (i) the higher volume sold, (ii) a change in the mix towards higher unit cost products, and (iii) a higher cost of sugar, fructose and Pet resin. Our cost of sales in Paraguay represented 55.8% of net sales in Paraguay for the year ended December 31, 2022, compared to 53.8% for 2021.

Gross Profit

Due to the factors described above, our gross profit was Ch$1,028,177 million during the year ended December 31, 2022, a 22.2% increase compared to Ch$841,340 million during 2021. Our gross profit represented 38.7% of our net sales during the year ended December 31, 2022, compared to 38.0% of our net sales in 2021.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$683,032 million during the year ended December 31, 2022, a 24.4% increase compared to Ch$548,902 million during 2021. This increase is explained mainly by (i) an increase in distribution expenses, (ii) higher labor costs, and (iii) the effect of translating figures from Brazil, Paraguay and Argentina to Chilean pesos. Our distribution, administrative and sales expenses represented 25.7% of our net sales during the year ended December 31, 2022, compared to 24.8% for 2021.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$245,598 million during the year ended December 31, 2022, a 17.4% increase compared to Ch$209,202 million during 2021. This was mainly due to (i) increased distribution and hauling expenses, resulting from the higher volume sold and higher tariffs, and (ii) a higher expense in labor and services provided by third parties. Our distribution, administrative and sales expenses in Chile represented 21.9% of our net sales in Chile during the year ended December 31, 2022, compared to 21.5% for 2021.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$151,958 million during the year ended December 31, 2022, a 39.9% increase compared to Ch$108,592 million during 2021. In local currency, they increased 16.3%, mainly explained by (i) higher labor costs and (ii) increased distribution and hauling expenses. This was partially offset by lower marketing expenses. Our distribution, administrative and sales expenses in Brazil represented 23.9% of our net sales in Brazil during the year ended December 31, 2022, compared to 20.1% for 2021.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$234,326 million during the year ended December 31, 2022, a 23.0% increase compared to Ch$190,538 million during 2021. In local currency (in real terms, based on currency rates as of December 2022), the distribution, administrative and sales expenses increased 6.3%, which is mainly explained by (i) an increase in freight costs due to higher sales volumes, and (ii) higher labor expenses. This was partially offset by higher other operating income, which is classified under this item. Our distribution, administrative and sales expenses in Argentina represented 34.0% of our net sales in Argentina during the year ended December 31, 2022, compared to 35.5% for 2021.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$44,040 million during the year ended December 31, 2022, a 28.9% increase, compared to Ch$34,177 million during 2021. The distribution, administrative and sales expenses in local currency in Paraguay increased 16.0%, which is mainly explained by (i) higher distribution expenses, due to the higher volume sold, (ii) higher costs in labor and services provided by third parties, and (iii) higher marketing expenses. Our distribution, administrative and sales expenses in Paraguay represented 20.7% of our net sales in Paraguay during the year ended December 31, 2022, compared to 20.2% for 2021.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021	2022

	(in millions of Ch$)

Other income (expense)	(13,874)	(23,373)
Financial income	7,792	39,722
Financial expenses	(52,992)	(59,548)
Share of profit of investments in associates and joint ventures accounted for using the equity method	3,093	1,409
Foreign exchange differences	(5,508)	(11,608)
Income (loss) by indexation units	(27,739)	(58,944)
Other income (expense), net	(89,229)	(112,341)

We had other expenses, net, of Ch$112,341 million during the year ended December 31, 2022, a 25.9% increase compared to Ch$89,229 million during 2021. The increase in other expenses, net, is mainly explained by an increase in losses from financial debt indexed to inflation in Chile, because of higher inflation compared to the previous period. In addition, we experienced an increase in Other expenses due to losses of Ch$24,983 million explained by the sale of a receivable owned by Embotelladora Andina S.A. to a financial institution at a discount. The receivable of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentinian pesos. We also had an increase in financial income mainly as a result of higher financial income from investments held in portfolio management.

Income Taxes

We had income taxes of Ch$104,345 million during the year ended December 31, 2022, a 126.0% increase compared to Ch$46,177 million during 2021. This increase is mainly explained by (i) the effect of a reversal of a deferred tax liability in Brazil in 2021, which was not present in 2022, (ii) a negative tax effect of the exchange rate variation in Chile, (iii) higher operating income, and (iv) higher taxable profits from monetary correction due to the increase in the inflation rate in Chile.

Net Income

Due to the factors described above, we had a net income of Ch$128,459 million during the year ended December 31, 2022, a 18.2% decrease compared to Ch$157,032 million during 2021. Our net income represented 4.8% of our net sales during the year ended December 31, 2022, compared to 7.1% for 2021.

Summary of Results of Operations for the Years ended December 31, 2020 and 2021

For information regarding the results of operations for the years ended December 31, 2020 and December 31, 2021, See “Item 5. Operating and Financial Review and Prospects –A. Operating Results 2021 –Summary of Results of Operations for the years ended December 31, 2020 and 2021” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

Basis of Presentation

The aforementioned discussion should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements, including the notes thereto.

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

These financial statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2022 and 2021 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2022, 2021 and 2020, all of which were approved by the board of directors on April 25, 2023.

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

Critical Accounting Estimates

Discussion of critical accounting estimates

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of our results of operations and financial position in the preparation of financial statements in conformity with IFRS. We cannot assure you that actual results will not differ from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates and assumptions about the effect of matters that are inherently uncertain. For a more detailed discussion of accounting policies significant to our operations, please see note 2.22 to our Consolidated Financial Statements.

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

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, however during 2022, we received dividends from subsidiaries in Argentina, Brazil and Paraguay. In July 2021, the Argentine government reinstated exchange restrictions. Aside from these restrictions that we will likely continue to face during 2023, we cannot assure you that we will not face restrictions in the future regarding the distribution of dividends from any other foreign subsidiaries.

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

The Company believes its balances of cash and cash equivalents, which totaled Ch$291,681 million as of December 31, 2022, along with cash generated by ongoing operations and continued access to debt markets, will be sufficient to satisfy its cash requirements over the next twelve months and beyond.

The Company’s material cash requirements include the following contractual and other obligations.

Debt

As of December 31, 2022, the Company had outstanding floating- and fixed-rate notes with varying maturities for an aggregate principal amount of Ch$1,104,136 million (collectively the “Notes”), with Ch$340.768 million payable within 12 months. Future interest payments associated with the Notes total Ch$495,574 million, with Ch$25,874 million payable within 12 months.

Leases

The Company has lease arrangements for certain equipment and facilities, including machinery and production lines, building and installations and technology equipment. As of December 31, 2022, the Company had fixed lease payment obligations of Ch$22,993 million, with Ch$7,100 million payable within 12 months.

Manufacturing Purchase Obligations

The Company has agreements with its collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in purchase of supplies for production like sugar, beverage cans and payments to obtain rights over mineral spring waters, among others. As of December 31, 2022, the Company had manufacturing purchase obligations of Ch$128,135 million, with Ch$90,704 million payable within 12 months.

Other Purchase Obligations

The Company’s other purchase obligations primarily consist of contracts entered into to supply information technology services, company commitments with its franchisor to make investments or expenses related to the development of the franchise, staff support services, security services, maintenance services for fixed assets. As of December 31, 2022, the Company had other purchase obligations of Ch$54,981 million, with Ch$36,907 million payable within 12 months.

Cash Flows from Operating Activities 2022 vs. Cash Flows from Operating Activities 2021 and 2020

Cash flows from operating activities during 2022 amounted to Ch$397,452 million compared to Ch$305,055 million in 2021. The increase in cash flow generation was mainly due higher collections from sales, partially offset by higher payment to suppliers and employees and income taxes.

For information regarding the cash flows from operating activities 2021 vs 2020, see “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

Cash Flows from Investing Activities 2022 vs. Cash Flows from Investing Activities 2021 and 2020

Cash flows for investment activities (includes purchase and sale of property, plant and equipment; investments in associated companies; and financial investments) generated a negative cash flow of Ch$85,168 million in 2022 compared to a negative cash flow of Ch$198,253 million during 2021. The positive variation of Ch$113,084 million with respect to the previous year is mainly explained by the purchase of financial instruments for Ch$54,567 million in 2021 not present in 2022, added to the fact that in the current period investments for an amount of Ch$101,191 million have been redeemed, which increased cash and cash equivalents. This is partially offset by an increase in Capex.

For information regarding the cash flows from investing activities 2021 vs 2020, see “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

Cash Flows from Financing Activities 2022 vs. Cash Flows from Financing Activities 2021 and 2020

Financing activities generated a negative cash flow of Ch$286,963 million in 2022, with a negative variation of Ch$171,644 million with respect to the previous year, which is mainly explained by the payment of additional dividends.

As of December 31, 2022, 19 short-term credit lines are available for an amount equivalent to Ch$178,230 million, of which all of them are unused lines of credit that remain available. In Argentina, we had the equivalent of Ch$48,527 million in credit available from nine lines of credit, which have not been used. In Brazil, we had the equivalent of Ch$100,879 million in credit available from seven lines of credit, which remained unused as of December 31, 2022. In Chile, we had the equivalent of Ch$7,000 million in credit available from one line of credit, which has not been used. In Paraguay, we had the equivalent of Ch$21,824million in credit available from two lines of credit, which have not been used.

For information regarding the cash flows from financing activities 2021 vs 2020, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

Liabilities

As of December 31, 2022, our total liabilities, excluding non-controlling interest, were Ch$2,127,298 million, representing a 13.1% increase compared to December 31, 2021.

Current liabilities increased by Ch$419,678 million, 79.2% compared to December 2021, mainly due to the increase in Other current financial liabilities (Ch$319,539 million) explained by the reclassification to short term of the principal of the bond issued in the United States in 2013, which matures in October 2023. In addition, there was an increase in Trade and other current accounts payable (Ch$57,392 million), due to the increase in local currencies of trade accounts payable in Chile, Paraguay and Argentina due to higher activity in 2022 compared to 2021, and higher inflation.

Non-current liabilities decreased by Ch$137,073 million, 10.4% compared to December 2021, mainly due to the decrease in Other non-current financial liabilities (-Ch$136,247 million), which is mainly explained by the aforementioned reclassification to short-term of the bond issued in the United States in 2013. The above is partially offset by the increase in mark to market liabilities of the cross currency swaps of the bond placed in the U.S. market in January 2020 and by the increase in debt with the public due to the increase in the UF and the U.S. dollar.

As of December 31, 2022, our bond obligation had a weighted average interest rate of 3.6% in UF and 4.5% in US$ while our bank obligation had a weighted average interest rate of 5.05% for the debts in Chilean pesos.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years

	(Millions Ch$2022)
Provisions	48,695	1,592	1,397	45,706
Other long-term liabilities	17,410	269	483	16,036
Total long-term liabilities	66,105	1,860	1,880	61,742

Summary of Significant Debt Instruments

As of December 31, 2022, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds (BANDI-B1; BANDI-B2)

During 2001, we issued in Chile Series B bonds. This issuance was structured into two series, one of which matured in 2008. As of December 31, 2022, Series B is the outstanding series with sub-series B1 and B2. During 2001, UF 3.7 million in bonds were issued with final maturity in 2026, bearing an annual interest rate of 6.5%. The Series B Local Bonds are subject to the following restrictive covenants:

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

Series C Local Bonds (BEKOP-C)

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

●	Maintain and not lose, sell, assign, or transfer to a third party the Metropolitan Region, as franchised territory in Chile by The Coca-Cola Company for the production, sale and distribution of products and brands of the licensor. Losing said territory means the non-renewal, cancellation, early termination or annulment of the license agreement granted by The Coca-Cola Company for the Metropolitan Region.
●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of the Series D and E local bonds were franchised to the Company by The Coca-Cola Company for the manufacture, production, sale and distribution of products and brands of The Coca-Cola Company; as long as these territories account for more than 40% of the Company’s Adjusted Consolidated Operating Flow of the audited fiscal year immediately prior to the moment when such loss, sale, assignment or transfer occurs. For these purposes Adjusted Consolidated Operating Flow is the addition of the following accounting items of the Issuer’s Consolidated Statement of Financial Position: (i) Gross Income, including revenue and cost of sales, less (ii) Distribution Costs, less (iii) Administrative Expenses, plus (iv) Participation in Earnings (Losses) of Associates and Joint Ventures accounted for using the Equity Method, plus (v) Depreciation, plus (vi) Amortization of Intangibles.

In July 2020, derivatives have been contracted (Cross Currency Swaps) that cover 100% of UF denominated financial obligations, redenominating them to Chilean pesos.

Series F Local Bonds (BANDI-F)

During 2018, Andina undertook the partial repurchase (US$210 million) of the Senior Notes due 2023, which was refinanced with the placement of the Series F Local Bonds in the Chilean local market. These bonds were issued in October 2018, in the amount of UF 5.7 million, accruing an annual interest rate of 2.8% and with a maturity of 2039.

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

The outbreak of the COVID-19 pandemic and the extraordinary measures adopted by the government to contain the spread of the virus, could adversely affect our business and results of operations. For more information see “Item 3. Key Information – D. Risk Factors – Our business is subject to risks arising from the COVID-19 pandemic”.

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

The following table sets forth information with respect to the current directors of the Company, which have been elected at our general shareholders’ meeting dated April 15, 2021:

		Date of expiration
Name	Age(3)	current term	Position
Juan Claro	72	April 15, 2024	Chairman
Eduardo Chadwick	63	April 15, 2024	Vice Chairman
Salvador Said(1)	58	April 15, 2024	Director
José Antonio Garcés	56	April 15, 2024	Director
Gonzalo Said(1)	58	April 15, 2024	Director
Roberto Mercadé	54	April 15, 2024	Director
Gonzalo Parot(2)	70	April 15, 2024	Director
Georges de Bourguignon	60	April 15, 2024	Director
Domingo Cruzat (2)	66	April 15, 2024	Director
Rodrigo Vergara	60	April 15, 2024	Director
Felipe Joannon	63	April 15, 2024	Director
Marco Antonio Araujo	56	April 15, 2024	Director
Mariano Rossi	56	April 15, 2024	Director
Carmen Román	55	April 15, 2024	Director
(1)	Salvador Said is first cousin of Gonzalo Said.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	Age at December 31, 2022.

The following are brief biographies of each of the Company’s directors:

Juan Claro González

Appointment: He has been a member of the board of directors, and also the Chairman since 2004.

Experience: He has studies of civil engineering at the Pontificia Universidad Católica de Chile. He has developed an outstanding business representation activity by chairing the Sociedad de Fomento Fabril (SOFOFA), between 2001 and 2005, the Confederación de la Producción y del Comercio (CPC), between 2002 and 2005, and the Chile-China Bilateral Business Council, between 2005 and 2007. He has served on the boards of Gasco S.A. (1991-2000), CMPC S.A. (2005-2011) and Entel S.A. (2005-2011). He was Chairman of Metrogas S.A. (1994-2000) and Emel S.A. (2001-2007).

Other positions: With more than 17 years of experience in the mass consumption and beverage industry, he is currently a member of the Risk Committee at Agrosuper S.A., the Sustainability and Stakeholders Committee at Antofagasta PLC and a director at Cemento Melón. He is also an honorary member of the Centro de Estudios Públicos (CEP).

José Antonio Garcés Silva

Appointment: He has been a member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from the Universidad Gabriela Mistral with a specialization in Finance. He has an Executive MBA and PADE from the ESE of the Universidad de Los Andes and a master’s in philosophy and ethics from the Universidad Adolfo Ibáñez. He is Chairman of the Board of Banvida S.A., Past President of USEC and director of Fundación Paternitas, as well as General Manager of Inversiones San Andrés (family holding) and member of the Board of SOFOFA. He has 25 years of experience in the beverage and mass consumption industry and a vast experience in risk and cybersecurity in the financial sector.

Other positions: He is also currently a director of Banco Consorcio, CN Life Compañía de Seguros, Consorcio Nacional de Seguros, Banvida S.A. and Andes Iron SpA.

Marco Antonio Araujo

Appointment: He has been a member of the board of directors of the Company since April 2020.

Experience: He holds a systems and industrial engineering degree, and a master’s in finance from the Pontificia Universidad Católica de Rio de Janeiro, Brazil. He also holds a postgraduate degree in Accounting FGV in Rio de Janeiro, Brazil. With 30 years of experience in the mass consumption and beverage industry, focusing on finance, mergers and acquisitions, risk management and sustainability, he is currently Chief Financial Officer (CFO) in the Latin America Operating Unit at The Coca-Cola Company.

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

Experience: He holds an economist degree from the Pontificia Universidad Católica de Chile and has an MBA from Harvard University. In the academic field, he has been a professor of Economics at the Universidad Católica de Chile, while in the business world, he is co-founder and currently President of Asset Chile S.A., a corporate finance consulting firm, and Asset AGF, an investment fund management company. He also serves as a Director in several companies, including Vivo Spa, where he has been Chairman since August 2022, and Tanica S.A., since May 2017. With more than 10 years of experience in mass consumption issues, he was a Director of Soquimich S.A. (2019 - April 2022), Empresas La Polar S.A. (2011-2015), Sal Lobos S.A. (2006-2018) and Chairman of the Directors’ Committee of Latam Airlines Group (2012-2019).

Eduardo Chadwick Claro

Appointment: He has been member of the board of directors of the Company since June 2012.

Experience: He holds a civil industrial engineering degree from the Pontificia Universidad Católica de Chile and was elected UC Engineer of the Year in 2017. He is a recognized entrepreneur in the agricultural sector, mainly in the wine, beverage and mass consumption industries, with more than 30 years of experience, both in Chile and abroad. He is considered one of the main modernizers of the wine industry in Chile. He also successfully participated at Oxford University in The Oxford Strategic Leadership Programme in 2013. He was President of Coca-Cola Polar until 2012 and is currently a member of the Ethics, Culture and Sustainability Committee of Coca-Cola Andina. He was also President of Cervecería Austral until 2007 and Director of SOFOFA until 2015.

Other Positions: He is Chairman of Holding Chadwick Group, Founder and Director of Hatch Mansfield Co. in England and Maltexco S.A. He was ABAC/APEC representative since 2018 and selected in 2021 as one of the 25 people chosen from Imagen de Chile to be part of the “Chilen@s Creando Futuro” Network, which helps to represent the different sectors with which the image of our country is built abroad. Currently, he is a Fellow member of the Advance Leadership Initiative Program at Harvard University, which he is attending during the year 2022.

Domingo Cruzat Amunátegui

Appointment: He has been member of the board of directors of the Company since 2021.

Experience: He holds a civil industrial engineering degree from the Universidad de Chile and an MBA from The Wharton School of the University of Pennsylvania. With more than 12 years of experience in the beverage and mass consumption industry, he served as Commercial Manager at Pesquera Coloso-San José; CEO of Watt’s Alimentos; CEO of Loncoleche, CEO of Bellsouth Chile and Deputy General Manager of Compañía Sudamericana de Vapores. He is a university professor in the areas of marketing and sales at the ESE of Universidad de Los Andes. He has also served on the Boards of Conpax, Construmart, Copefrut, Essal, Principal Financial Group, Compañía Sudamericana de Vapores and Viña San Pedro de Tarapacá. In addition, he was Chairman of the Board of Correos de Chile and Chairman of the Sistema de Empresas Públicas (SEP).

Other positions: Currently, he is member of the board of directors of Enel Américas, IP Chile, SEP and Stars (Family Office). Additionally, he is founding partner of Fundación La Esperanza, a foundation dedicated to rehabilitating young drug addicts.

Roberto Mercadé

Appointment: He has been member of the board of directors of the Company since April 2019.

Experience: He holds an industrial engineering degree from the Georgia Institute of Technology, Atlanta (United States). Previously, he was member of the board of directors of ARCA-Lindley in Peru, Escuela Campo Alegre in Venezuela and American International School of Johannesburg in South Africa. He has 29 years of experience in the beverage and mass consumption industry. He was responsible for the risk management operation at The Coca-Cola Company’s Latin Center. In the sustainability area, he was responsible for co-creating and managing the World Without Waste strategy for the same unit. He has developed his experience in the regions of Latin America, Africa and Asia.

Other positions: Currently serves as president of Coca-Cola Mexico in The Coca-Cola Company.

Gonzalo Parot Palma

Appointment: He has been member of the board of directors of the Company since 2009.

Experience: He holds a civil industrial engineering and economist degree from the Universidad de Chile, a master’s in industrial engineering degree from the Universidad de Chile and a master’s in economics from the University of Chicago. His areas of specialization are business economics and finance. With 17 years of experience in the beverage and mass consumption industry, he has worked as Head of Studies at CCU S.A., Corporate Manager of Studies and Development at Empresas CMPC S.A., Executive President of Filiales Envases y Productos de Papel CMPC S.A., General Manager and Director of Celulosa del Pacífico, Corporate General Manager of CMPC Tissue S.A. and Director and Corporate General Manager of Copesa S.A. During his career he has served as Director, Chief Executive Officer and Advisor of the Corporación Municipal and Teatro Municipal de Santiago; Director of the National Press Association and of the Chilean-Argentine Chamber of Business, Professor and Director of the School of Economics and Business of the Universidad de Chile; Professor and Dean of Economics and Administration of the Universidad Gabriela Mistral.

Other positions: Currently serves as Director of AES Andes S.A.

Mariano Rossi

Appointment: He has been member of the board of directors of the Company since June 2012.

Experience: He holds a business administration degree from the School of Economics of the Universidad de Buenos Aires, specializing in Finance. He has participated in Executive Programs at the University of Michigan and IESE (Switzerland) as well as in Executive Development Programs at The Coca-Cola Company of Emory & Wharton Universities (USA). With 31 years of experience in the beverage and mass consumption industry, he has been Chief Financial Officer in Spain, Chief Financial Officer (CFO) in Latin America and General Manager in Argentina at The Coca-Cola Company. He has participated as Director in different bottlers of the Coca-Cola System: Chile (Embonor and Polar), Peru (JRL Lindley) and Uruguay (Monresa), between 1999 and 2008.

Salvador Said Somavía

Appointment: He has been member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from Universidad Gabriela Mistral, with specialization in business management. He was a member of the board of Envases del Pacífico S.A. and Envases CMF S.A. He also participates in non-profit organizations oriented to entrepreneurship, such as Endeavor Chile, where he was the chairman for six years and currently he continues as a member of the board. He is advisor of the Centro de Estudios Públicos (CEP). He has 30 years of experience in the beverage and mass consumption industry, he has knowledge and experience in risk management, due to his capacity as director of banks since 2011 and member of committees related to that matter.

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

Experience: He holds a business administration degree from Universidad Gabriela Mistral, with specialization in finance, best practices and corporate governance. He is advisor of SOFOFA and chairman of the board of directors of Fundación Generación Empresarial, from where he promotes his vision on Corporate Governance and good business practices. With 30 years of experience in the beverage and mass consumption industry, he is a member of the Risk Committee of Scotiabank Chile and of the Ethics and Sustainability Committee of Coca-Cola Andina, contributing with his experience in Corporate Risk and ESG matters.

Other positions: He serves as director of Scotiabank Chile S.A. and of Holding de Empresas Said Handal.

Felipe Joannon Vergara

Appointment: He has been member of the board of directors of the Company since April 2018.

Experience: He holds a business administration degree with a major in economics from the Pontificia Universidad Católica de Chile and an MBA from The Wharton School. Previously, he was member of the board of directors of the companies of Grupo Luksic, development manager of Quiñenco S.A., general manager of Viña Santa Rita and assistant general manager of Cristalerías de Chile S.A. In the academic field, he is a professor at the School of Administration and Economics of the Pontificia Universidad Católica de Chile.

Other positions: Currently, he is a member of the board of Forestal O’Higgins (parent company of the Matte Group), Quimetal Industrial S.A., Icom Gestión Inmobiliaria SpA, Altis S.A. AGF, Maquinarias y Construcciones Río Loa S.A., Almendral S.A., Constructora e Inmobiliaria EBCO S.A., Wenco S.A and VIVO S.A.

Rodrigo Vergara Montes

Appointment: He has been member of the board of directors of the Company since April 2018.

Experience: He holds a business administration degree from the Pontificia Universidad Católica de Chile and a PhD in Economics from Harvard University. In the academic field, he is a professor at the Economics Institute of the Universidad Católica de Chile, while in his professional career he was President of the Central Bank of Chile (2011-2016) and advisor of the same entity (2009-2011). He was a director at Moneda S.A., Moneda AGF, Entel S.A. and Banco Internacional. Due to his experience in the Central Bank, he has extensive knowledge of Risk Management and Financial Matters, as well as Cybersecurity and Sustainability.

Other positions: He is a Director of Banco Santander Chile and Besalco S.A. He holds the position of Senior Economist at the Centro de Estudios Públicos (CEP) and Research Associate at the Mossavar- Rahmani Center at Harvard University’s School of Governance. He is also Director of the Fundación Nacional para la Superación de la Pobreza (National Foundation for Overcoming Poverty).

Carmen Román Arancibia

Appointment: She has been member of the board of directors of the Company since 2021.

Experience: She holds a law degree from Universidad Gabriela Mistral. Former chief legal officer and head of corporate affairs of Walmart Chile. She has developed a solid experience in the retail industry, working for 11 years at Walmart, seven years at Cencosud and 4 years at Santa Isabel. She has knowledge and experience in risk management, due to her role as Director of Compliance and Ethics at Walmart. Due to her knowledge and experience in Corporate Governance, Sustainability and Shared Value, she was appointed Co-Chair of the Sustainability and Corporate Governance Committee of SOFOFA. In the area of diversity and inclusion, she has knowledge and experience as a mentor and trainer of women’s leadership programs.

Other positions: She is currently a member of the Legal Sustainability Council of the Universidad Católica, member of the Legal Circle of Icare, advisor in Comunidad Mujer and Director of Fundación Generación Empresarial.

Executive Officers

The following table includes information regarding our senior executives:

Name	Age(1)	Position
Miguel Ángel Peirano	63	Chief Executive Officer
Andrés Wainer	52	Chief Financial Officer
Fernando Jaña	45	Chief Strategic Planning Officer
Jaime Cohen	55	Chief Legal Officer
Martín Idígoras	47	Chief IT Officer
Gonzalo Muñoz	61	Chief Human Resources Officer
Fabián Castelli	57	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	62	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solórzano	52	General Manager of Embotelladora Andina S.A.
Francisco Sanfurgo	68	General Manager of Paraguay Refrescos S.A.
(1)	Age at December 31, 2022.

Miguel Ángel Peirano

Chief Executive Officer

He holds an electronic engineer degree from the Instituto Tecnológico de Buenos Aires and has postgraduate studies at Harvard Business School and Stanford University. He joined the Company and became Executive Vice President in 2011. Previously, he was senior engagement manager at McKinsey & Company and was president of Coca-Cola Femsa Mercosur.

Andrés Wainer

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

Martín Idígoras

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

Jose Luis Solórzano

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

Fabián Castelli

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

For the Company’s Chief Executive Officer, the main performance indicators that affect its performance bonus are consolidated EBITDA. For general managers of operations, the main performance indicators are EBITDA generated by their operation in local currency, consolidated EBITDA in Chilean pesos, market share, sustainability indicators (Water Use Ratio; % returnability and % resin recycled in bottles in the operations that applied), safety, talent and succession and certain individualized goals in the event that the Company’s Chief Executive Officer so determines.

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

For 2022, the fixed remuneration paid to Coca-Cola Andina’s executive officers amounted to Ch$5,406 million (Ch$4,401 million in 2021). Similarly, the remuneration paid for performance bonuses amounted to Ch$3,400 million (Ch$3,107 million in 2021). During 2022, there were no severance indemnities paid to the Company’s executive officers. During 2021, there were no severance indemnities paid to the Company’s executive officers.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for their services and participation as members of the board of directors and committees. The amounts paid to each director varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2022, which was approved by our shareholders, was as follows:

				Culture,
			Directors’	Ethics &
	Directors’	Executive	and Audit	Sustainability
	Compensation	Committee	Committee	Committee	Total
2022	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Juan Claro González(1)	144,000				144,000
Gonzalo Said Handal	72,000	90,000		12,000	174,000
José Antonio Garcés Silva	72,000	90,000		12,000	174,000
Salvador Said Somavía	72,000	90,000	24,000		186,000
Eduardo Chadwick Claro	72,000	90,000		12,000	174,000
Gonzalo Parot Palma(2)	72,000		24,000		96,000
Georges de Bourguignon Arndt	72,000				72,000
Rodrigo Vergara Montes	72,000				72,000
Felipe Joannon Vergara	72,000				72,000
Carmen Román	72,000			12,000	84,000
Domingo Cruzat(2)	72,000		24,000		96,000
Mariano Rossi	72,000				72,000
Roberto Mercadé Rovira	72,000				72,000
Marco Antonio Fernández De Araujo	72,000				72,000
Total Gross	1,080,000	360,000	72,000	48,000	1,560,000
(1)	Includes Ch$72 million additional as Chairman of the Board.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.

For the year that ended December 31, 2022, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$10,366 million of which Ch$8,806 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law. We only maintain a retirement plan for our chief executive officer.

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

The duties performed by this Committee during 2022, following the same categorization of faculties and responsibilities established by Article 50 bis of Law N°18,046, were the following:

●	Subject to the duties of the Audit Committee, examine the reports of external auditors, the balance sheets and other financial statements, presented by the administrators of the Company, and take a position on such reports before they were presented to the board of directors and shareholders for their approval.
●	Subject to the duties of the Audit Committee, analyze and prepare proposal of external auditors and private rating agencies to the Board of Directors, which were suggested to the respective shareholders’ meeting.
●	Examine background information regarding the operations referred to by Title XVI of Law N°18,046 (related parties’ transactions) and issue a report on those operations.
●	Examine the salary systems and compensation plans of the Company’s managers, executive officers and employees.
●	Review anonymous reports.
●	Subject to the duties of the Audit Committee, review and approve the 20F and compliance with Section 404 of the Sarbanes-Oxley Act.
●	Prepare the budget proposal for the Committee’s operation.
●	Review internal audit reports.
●	Subject to the duties of the Audit Committee, periodically interview the Company’s external auditors’ representatives.
●	Review operating budget between related companies (production joint ventures).
●	Review corporate insurances.
●	Review and approve press releases that refer to the Company’s communications.

●	Review the Company’s four operations’ internal control standards, including critical risks in accounting processes, compliance of corporate policies, tax contingencies and status of internal and external audit observations.
●	Analyze risk management model.
●	Review Crime Prevention Model Law No. 20,393.
●	Review advances in Cybersecurity and IT.
●	Review judicial procedures and contingency analysis.
●	Review tax status.
●	Authorization of non-prohibited services.
●	Analysis of impairment test.
●	Review of “Oficio CMF”.
●	Prepare the Annual Management Report.

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

D.	EMPLOYEES

Overview

As of December 31, 2022, we had 19,281 employees (full time equivalent), including 5,286 in Chile (3,939 own and 1,347 outsourced), 8,250 in Brazil (7,933 own and 317 outsourced), 3,399 en Argentina (3,300 own y 99 outsourced) and 1,651 in Paraguay (1,155 own and 496 outsourced). From these employees, 1,106 were temporary employees in Chile, 582 were temporary employees in Argentina, 0 were temporary in Brazil and 130 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand. Additionally, in Vital Jugos, Vital Aguas, ECSA and Re-Ciclar we had 373, 77, 195 and 4 employees, respectively, for a total aggregate amount of 649 employees for those four companies. Additionally, the corporate office had 45 employees.

As of December 31, 2022, 2,085, 1,147, 2.301 and 352 of our employees in Chile2 , Brazil, Argentina and Paraguay, respectively, were members of unions. 437 of our employees in Vital Jugos, Vital Aguas and ECSA were members of unions.

Management believes that the Company has good relations with its employees.

The following table represents a breakdown of our employees for the years ended December 31, 2021 and 2022:

	2021
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	55	—	55	48	1	47	95	—	95	40	—	40
Technicians and professionals	674	42	631	1,108	94	1,014	731	10	721	324	52	272
Workers	3,561	1,827	1,734	6,734	806	5,928	1,874	1,754	120	1,122	356	766
Temporary workers	1,018	—	1,018	—	—	—	510	408	102	116	—	116
Total	5,308	1,869	3,439	7,890	901	6,989	3,210	2,172	1,038	1,602	408	1,194

	2022
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	56	—	56	7	—	7	96	—	96	42	—	42
Technicians and professionals	769	100	669	1,217	108	1,109	781	10	771	306	56	250
Workers	3,356	1,985	1,371	7,026	1,039	5,987	1,940	1,825	115	1,173	296	877
Temporary workers	1,106	—	1,106	—	—	—	582	466	116	130	—	130
Total	5,287	2,085	3,202	8,250	1,147	7,103	3,399	2,301	1,098	1,651	352	1,299

	2021
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	10	—	10
Technicians and professionals	233	175	58
Workers	243	223	20
Temporary workers	98	—	98
Total	584	398	186

	2022
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	10	2	8
Technicians and professionals	225	183	42
Workers	266	252	14
Temporary workers	144	—	144
Total	645	437	208
(1)	Information for Chile includes only Andina Chile.
(2)	Argentina includes AEASA.

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

2 Andina Chile.

In Chile, 58.98% of employees with indefinite employment contracts are affiliated with a labor union organization, with a total of 13 labor unions organizations and a total of 17 collective bargaining agreements.

Brazil

In Brazil, 13.90% of our employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are 33 collective bargaining agreements in force as of December 31, 2022.

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

Argentina

In Argentina, 67.7% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina) (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. On July 28, 2022, the Chamber and the Federation entered into a new collective bargaining agreement establishing new salaries, new non- salary benefits and a new complementary regulation on company contributions.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts fixed by legislations and jurisprudence of the Justice Supreme Court of Argentina.

On December 13, 2019, a public emergency in occupational matters was declared, which was in force throughout 2021. Consequently, during this period in the event of an employee’s dismissal without just cause, the employees shall be entitled to receive double the compensation referred to in the preceding paragraph. Along with this, on March 31, 2020, by means of a Decree of Need and Urgency, the national government banned dismissals without just cause and on the grounds of lack or decrease in labor and force majeure. This measure was originally valid for 90 days, but then had successive extensions, such that the measure was in force throughout 2021, but not in 2022.

All employee contributions are made to the state social security system. Most of the health system in the Argentine territory is run by the unions through contributions from employees within the Collective Work Agreements (CCT — Convenios Colectivos de Trabajo).

Paraguay

In Paraguay, 21.3% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

E.	SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors and executive officers as of December 31, 2022.

	Series A						Series B
	Beneficial		Direct		Indirect		Beneficial		Direct		Indirect
	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class
Shareholder
José Antonio Garcés Silva	—	—	—	—	65,487,786	13.84	—	—	—	—	13,028,183	2.75
Salvador Said Somavía	—	—	—	—	65,487,786	13.84	—	—	—	—	37,000,463	7.82
Gonzalo Said Handal	—	—	—	—	65,489,786	13.84	---	---	—	—	25,214,463	5.33
Eduardo Chadwick Claro	—	—	63,327	0.01	65,900,274	13.92	—	—	63,327	0.01	10,614,291	2.24

F.	DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

[RESERVED]

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2022:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	262,428,986	55.45	85,920,727	18.15
The Bank of New York Mellon(2)	3,430,062	0.72	24,686,934	5.22
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	—	—
AFPs as a group (Chilean pension funds)	30,066,330	6.35	40,402,490	8.54
International Shareholders	17,879,834	3.78	131,928,273	27.88
Executive officers as a group	—	—	—	—
Directors as a group(3)	262,428,986	55.45	85,920,727	18.15
(1)	For further information of our controlling shareholders, see below.
(2)	Acting as Depositary for ADRs.
(3)	Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía and Mr. Eduardo Chadwick Claro.

As of December 31, 2022, approximately 96.22% of our Series A shares and 71.12% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

Our controlling shareholders are: Inversiones SH Seis Limitada (controlled by family Said Handal), Inversiones Cabildo SpA (controlled by the Said Somavía family), Inversiones Nueva Delta S.A. (controlled by the Garcés Silva family), Inversiones Nueva Delta Dos S.A. (controlled by the Garcés Silva family), Inversiones Don Alfonso Limitada (controlled by María de la Luz Chadwick Hurtado), Inversiones El Campanario Limitada (controlled by María Soledad Chadwick Claro), Inversiones Los Robles Limitada (controlled by María Carolina Chadwick Claro), Inversiones Las Niñas Dos SpA (controlled by Eduardo Chadwick Claro).

Below is a summary of the members of our controlling shareholders or their related persons and the number of shares and percentage they hold in Andina (including series A and series B shares):

Controlling Shareholder Entity	Series A	Series B
Inversiones SH Seis Limitada(1)	65,489,786	25,164,863
Estate of Mr. Jaime Said Demaría (1)	—	49,600
Total of shares percentage of Andina:	13.8371%	5.3275%
Inversiones Cabildo SpA(2)	65,487,786	36,950,863
Estate of Mr. José Said Saffie(2)	—	49,600
Total of shares percentage of Andina:	13.8367%	7.8178%
Inversiones Nueva Delta S.A.(3)	58,927,056	—
Inversiones Nueva Delta Dos S.A.(3)	3,574,999	—
Inversiones Nueva Sofía Limitada(3)	2,985,731	12,978,583
José Antonio Garcés Silva(3)	—	49,600
Total of shares percentage of Andina:	13.8367%	2.7527%
Inversiones El Campanario Limitada(4)	6,475,069	—
Inversiones Los Robles Limitada(4)	6,475,069	6,638,363
Inversiones Las Niñas Dos SpA(4)	6,475,068	—
Inversiones Don Alfonso Limitada(4)	6,475,068	3,975,928
Eduardo Chadwick Claro(4)	63,327	63,327
Total of shares percentage of Andina:	13.9372%	2.2560%
(1)	Inversiones SH Seis Limitada is controlled by the Said Handal family. The family members are: Jaime, Gonzalo, Javier, Bárbara, Marisol and Cristina Said Handal.

(2)	Inversiones Cabildo SpA is controlled by the Said Somavía family. The family members are: Isabel Margarita Somavía Dittborn and Salvador, Isabel, Constanza and Loreto Said Somavía.
(3)	Inversiones Nueva Delta S.A., Inversiones Nueva Delta Dos S.A. and Inversiones Nueva Sofía Limitada are controlled by the Garcés Silva family. The family members are: José Antonio Garcés Silva (father), María Teresa Silva Silva and María Teresa, María Paz, José Antonio (Jr.), Matías Alberto and Andrés Sergio Garcés Silva.
(4)	Inversiones Don Alfonso Limitada is controlled by María de la Luz Chadwick Hurtado; Inversiones El Campanario Limitada is controlled by María Soledad Chadwick Hurtado; Inversiones Los Robles Limitada is controlled by María Carolina Chadwick Claro; and Inversiones Las Niñas Dos SpA is controlled by Eduardo Chadwick Claro.

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

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect as of December 31, 2022. There can be no assurance, however, that these regulations will not be modified in the future.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18 - Financial Statements” for our consolidated financial statements filed as part of this annual report.

Contingencies

We are party to certain legal proceedings that have arisen during the normal course of business, and we believe none of them are likely to have a material adverse effect on our financial condition. In accordance with accounting principles, the provisions regarding legal proceedings and other contingencies must be recorded if such procedures or contingencies are reasonably probable to be resolved against the Company and it is probable that an outflow of economic benefits will be required to settle the corresponding obligation, and a reliable estimate can be made of the amount of such obligation.

The following table represents accounting provisions made as of December 31, 2021 and 2022, for probable loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2021	2022

	Million Ch$
Chile	1,488	1,552
Brazil	53,966	45,707
Argentina	1,918	1,397
Paraguay	41	39
Total	57,412	48,695

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

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the general shareholders’ meeting held on April 20, 2023, our shareholders authorized our board of directors to distribute dividends as described as follows: (i) a first dividend for a total amount of Ch$28,823 million that will be paid beginning on May 9th, 2023 corresponding to Ch$29 (twenty-nine Chilean Pesos) for each Series A share and Ch$31.9 (thirty-one point nine Chilean Pesos) for each Series B share; and (ii) a second dividend for a total amount of Ch$49,695 million that will be paid beginning on May 26th, 2023 corresponding to Ch$50 (fifty Chilean Pesos) for each Series A share and Ch$55 (fifty five Chilean Pesos) for each Series B share.

During 2020, 2021 and 2022, our respective general shareholders’ meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation. These additional dividend payments for 2020, 2021 and 2022 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

			Aggregate Amount
Dividend		Fiscal year with	of Dividends Declared
Approval	Dividend	respect to which	and Paid	Series A		Series B
Date	payment Date	dividend was declared	(Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
12-27-2022	01-27-2023	2022	28,823	29.00	0.03613	31.90	0.03975
09-27-2022	10-28-2022	2022	28,823	29.00	0.03068	31.90	0.03375
07-26-2022	08-26-2022	2022	28,823	29.00	0.03187	31.90	0.03505
04-13-2022	04-26-2022	Accumulated earnings	187,847	189.00	0.22213	207.90	0.24434
12-21-2021	01-28-2022	2021	28,823	29.00	0.03629	31.90	0.03992
09-28-2021	10-29-2021	2021	28,823	29.00	0.03600	31.90	0.03960
04-15-2021	08-27-2021	Accumulated earnings	25,841	26.00	0.03312	28.60	0.03643
04-15-2021	05-28-2021	2020	25,841	26.00	0.03560	28.60	0.03916
12-22-2020	01-29-2021	2020	25,841	26.00	0.03507	28.60	0.03858
10-27-2020	11-24-2020	2020	25,841	26.00	0.03394	28.60	0.03734
02-25-2020	08-28-2020	Accumulated earnings	25,841	26.00	0.03315	28.60	0.03647
02-25-2020	05-29-2020	2019	25,841	26.00	0.03199	28.60	0.03519
12-20-2019	01-23-2020	2019	22,462	22.60	0.02927	24.86	0.03220

At our general shareholders’ meeting held on April 20, 2023, the distribution of dividends corresponding to the year 2022 were approved. The general shareholders’ meeting approved to distribute dividends as described as follows: (i) a first dividend for a total amount of Ch$28,823 million that will be paid beginning on May 9th, 2023 corresponding to Ch$29 (twenty-nine Chilean Pesos) for each Series A share and Ch$31.9 (thirty-one point nine Chilean Pesos) for each Series B share; and (ii) a second dividend for a total amount of Ch$49,695 million that will be paid beginning on May 26th, 2023 corresponding to Ch$50 (fifty Chilean Pesos) for each Series A share and Ch$55 (fifty five Chilean Pesos) for each Series B share.

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

Also, our common shares have been traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of ADRs, which represent six common shares each. The Depositary for the ADRs is The Bank of New York Mellon Corporation.

The total number of registered ADR holders we had at December 2022 was 27 (20 in the Series A ADRs and 7 in the Series B ADRs). As of that date the ADRs represented 2.97% of the total number of our issued and outstanding shares. On December 31, 2022 the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,640.00 per share (US$ 10.86 per Series A ADR) and Ch$2,079.90 for the Series B shares (US$ 14.51 per Series B ADR). At December 31, 2022, there were 571,677 Series A ADRs (equivalent to 3,430,062 Series A shares) and 4,114,489 Series B ADRs (equivalent to 24,686,934 Series B shares).

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

ITEM 10.ADDITIONAL INFORMATION

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

Subject to certain conditions and limitations, including a minimum holding period requirement, any Chilean withholding tax (net of any credit for the corporate income tax) paid by or for the account of any U.S. holder may be eligible for credit against the U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADRs or shares of common stock will generally be foreign source income and will generally constitute passive category income. However, recently issued U.S. Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct any Chilean withholding tax in computing its taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

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

Capital Gains

U.S. holders that hold ADRs or shares of common stock as capital assets will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of such ADRs or shares (or preemptive rights with respect to such shares) held by the U.S. holder or the Depositary. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of common stock (which, unlike a disposition of ADRs, may be taxable in Chile), the U.S. holder may not be able to use a foreign tax credit for any Chilean tax imposed on the disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Chilean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is from foreign sources). In such case, however, the non-creditable Chilean tax may reduce the amount realized on the disposition of the shares. Investors are urged to consult their tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of ADRs or shares of common stock or the proceeds received on the sale, exchange, or other disposition of ADRs or shares of common stock paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients. Likewise, a backup withholding tax may apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number and a certification that it is not subject to backup withholding or fails to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

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

The following table provides information about the Company’s debt (bonds & bank debt) and short-term investments that have exposure to changes in interest rates as of December 31, 2022.

	Expected Maturity Date							Fair Value
						2028
	2023	2024	2025	2026	2027	Onwards	Total	Total

	(in millions Ch$)
Interest Earning Assets
Short term investments - Chile - CLP	71,690	—	—	—	—	—	71,690
Interest rate (weighted average)	0.20%	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%

Short term investments - Chile - USD	9,161	—	—	—	—	—	9,161
Interest rate (weighted average)	2.4%	0.00%	0.00%	0.00%	0.00%	0.00%	2.4%

Short term investments - Brazil	66,661	—	—	—	—	—	66,661
Interest rate (weighted average)	12.39%	0.00%	0.00%	0.00%	0.00%	0.00%	12.39%

Short term investments - Argentina	26,650	—	—	—	—	—	26,650
Interest rate (weighted average)	40.18%	0.00%	0.00%	0.00%	0.00%	0.00%	40.18%

Interest Bearing Liabilities
International bonds (144A/RegS) (1)	320,184	—	—	—	—	251,344	571,528	510,698
Fixed Rate [US$] 144A Bonds	4.99%	0.00%	0.00%	0.00%	0.00%	3.95%	4.53%

Local Chilean Bonds (1)	20,584	15,748	16,553	10,988	4,863	463,972	532,708	565,678
Fixed Rate [UF] - Local Chilean Bonds (weighted average)	5.14%	5.72%	5.76%	5.39%	4.00%	3.37%	3.63%

Total public debt (Bonds)	340,768	15,748	16,553	10,988	4,863	715,316	1,104,236	1,076,376

Bank debt - Chile	689	9,366	4,000	—	—	—	14,055
Weighted average interest rate Ch$	0.98%	6.28%	2.00%	0.00%	0.00%	0.00%	5.05%

Total bank debt	689	9,366	4,000	—	—	—	14,055
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$589 million, Non-Current: Ch$5,476 million.

Local Chilean Bonds: Current: Ch$121 million, Non-Current: Ch$921 million.

Foreign Currency Risk

As of December 31, 2022, the only foreign currency used by the Company to finance its operation is the U.S dollar, all the rest of the Company’s debt is denominated in local operation currencies (UF, Chilean peso, Argentinean peso, Brazilian real and Paraguayan guaraníes).

The following table summarizes the financial instruments held to December 31, 2022, denominated in U.S. dollars:

						2028		Fair
(Denominated in U.S. Dollars instruments)	2023	2024	2025	2026	2027	Onwards	Total	Value

	(in millions Ch$)
Assets
Cash and cash equivalents	14,266	—	—	—	—	—	14,266	14,266

Liabilities
Bonds debt (1)	320,184	—	—	—	—	251,344	571,528	510,698
Leasing debt	1,209	770	842	—	514	335	3,671	3,671

Net debt	335,660	770	842	—	514	251,679	589,465	528,635
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$589 million, Non-Current: Ch$5,476 million.

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

As of December 31, 2022, the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was Ch$13,158 million.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees Incurred in Past Annual Period

From January 1, 2022 to December 31, 2022, we received US$5,609.37 from the depositary.

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

ITEM 15.CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

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

ITEM 16B.CODE OF ETHICS

We have adopted a Code of Ethics that constitutes a code of ethics for our directors and employees. This Code applies to our Board of Directors, chief executive officer and all senior financial officers of our Company, including the chief financial officer, or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our Code of Ethics is available on our website www.koandina.com. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on the above mentioned website. On December 22, 2020, we amended our Code of Ethics to incorporate provisions related to criminal liability of legal entities, in accordance with Chilean Law N° 20,393, Argentine Law N° 27,401, and other compliance and anti-bribery provisions, including the Sarbanes-Oxley Act and the U.S. Foreign Corrupt Practices Act (FCPA). Additionally, we incorporated other provisions, making explicit reference to the importance of equal treatment and respect for each individual, diversity and non-discrimination, a healthy working environment, protection of our natural resources, sustainability, among others.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year ended December 31,
	2021		2022
	Fees millions	% of	Fees	% of
Services rendered	Ch$	Total Fees	millions Ch$	Total Fees
Audit fees (1)	935	98.4%	929	100.0%
Audit-related fees	—	—	—	—
Tax fees	2	0.2%	—	—
All other fees (2)	13	1.4%	—	—
Total	950	100%	929	100%
(1)	Fees for audit services and related expenses, including fees associated with the Company’s annual audit, including the integrated audit of internal control over financial reporting, the reviews of the Company’s quarterly reports required to be filed in Chile and annual statutory audits required in Chile and internationally.

(2)	Fees for all other services and related expenses not included above and related to the audit of the Company’s sustainability reports.

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

ITEM 16E.PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2022, no issuer or affiliated parties made purchases pursuant to publicly announced plans or programs or not pursuant to such plans.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

There is no similar obligation under Chilean law, with the exception of Directors’ compensation which annually approved during the general shareholders’ meeting. Other than the foregoing, we have not and do not intend to submit for shareholder approval any equity-compensation plans, or the other dilutive and related party equity issuances covered by NYSE rules.

Corporate Governance Guidelines	Listed companies must adopt and disclose Corporate Governance Guidelines.

Chilean Law does not require the adoption of Corporate Governance Practices because Chilean Corporate Law have established them. However, the CMF in General Rule No. 461 requires publicly traded corporations to report their corporate governance practices. Our Company has not adopted such Corporate Governance Guidelines.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

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

4.9	Amendment dated September 27, 2022 to the Bottler Agreement between Embotelladora del Atlántico S.A. and The Coca-Cola Company dated October 1, 2017 (filed herein)

4.10	Amendment dated September 20, 2022 to the Bottler Agreement between Rio de Janeiro Refrescos Limitada and The Coca-Cola Company dated October 4, 2017 (filed herein)

8.1	List of our subsidiaries (filed herein)

12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Embotelladora Andina S.A., none of which authorizes securities in a total amount that exceeds 10.0% of the total assets of Embotelladora Andina S.A. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements upon request by the SEC.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano
(Signature)

/s/ Andrés Wainer
(Signature)

Date: April 26, 2023

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

Embotelladora Andina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of income by function, comprehensive (loss) income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Tax Contingencies in Brazil

As described in Notes 2.22.5 and 23 to the consolidated financial statements,  provisions for litigation and other contingencies are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.  No provision for an estimated loss is recorded in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reliably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to tax contingencies in Brazil is a critical audit matter are (i) the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of tax contingencies in Brazil, including controls over determining whether a loss is probable and whether the amount of loss can be reliably estimated. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reliably estimable, and evaluating the sufficiency of the Company's litigation and contingencies disclosures. Professionals with specialized skill and knowledge were used to assist in evaluating the audit evidence obtained.

Intangible Assets with Indefinite Useful Life (Distribution Rights) and Goodwill Impairment Assessment

As described in Notes 2.7.1, 2.7.2, 2.8, 2.22.1, 15 and 16 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (distribution rights) and goodwill balances, as of December 31, 2022, were ThCh$ 650,963,285 and ThCh$ 129,023,922 respectively. Management carries out an impairment test annually, or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to sales volumes, prices, discount rates and inflation.

The principal considerations for our determination that performing procedures relating to intangible assets with indefinite useful life (distribution rights) and goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use calculation of the cash generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant judgements and assumptions related to sales volumes, prices, discount rates and inflation; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s intangible assets with indefinite useful life (distribution rights) and goodwill impairment assessment, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant judgements and assumptions used by management related to the sales volumes, prices, discount rate and inflation. Evaluating management’s significant assumptions related to the sales volumes, prices, discount rates and inflation involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rates assumptions.

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile

April 25, 2023

We have served as the Company’s auditor since 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

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

/s/ EY Audit Ltda.

We served as the Company's auditor from 2017 to 2022.

Santiago, Chile

April 26, 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

December 31, 2022 and 2021

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2022 and 2021

ASSETS	NOTE	12.31.2022	12.31.2021
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	291,681,987	304,312,020
Other financial assets	5	263,044,869	195,470,749
Other non-financial assets	6	26,957,000	14,719,104
Trade and other accounts receivable, net	7	279,770,286	265,490,626
Accounts receivable from related companies	12.1	15,062,167	9,419,050
Inventory	8	245,886,656	191,350,206
Current tax assets	9	39,326,427	10,224,368
Total Current Assets		1,161,729,392	990,986,123

Non-Current Assets:
Other financial assets	5	94,852,711	296,632,012
Other non-financial assets	6	59,672,266	70,861,616
Trade and other receivables	7	539,920	126,464
Accounts receivable from related parties	12.1	109,318	98,941
Investments accounted for under the equity method	14	92,344,598	91,489,194
Intangible assets other than goodwill	15	671,778,888	659,631,543
Goodwill	16	129,023,922	118,042,900
Property, plant and equipment	11	798,221,259	716,379,127
Deferred tax assets	10.2	2,428,333	1,858,727
Total Non-Current Assets		1,848,971,215	1,955,120,524
Total Assets		3,010,700,607	2,946,106,647

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2022 and 2021

LIABILITIES AND EQUITY	NOTE	12.31.2022	12.31.2021
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	367,302,080	47,763,039
Trade and other accounts payable	18	384,801,630	327,409,207
Accounts payable to related parties	12.2	90,248,067	56,103,461
Other provisions	19	1,591,644	1,528,879
Tax liabilities	9	14,615,447	30,512,787
Employee benefits current provisions	13	48,391,806	35,012,072
Other non-financial liabilities	20	42,294,460	31,237,834
Total Current Liabilities		949,245,134	529,567,279

Other financial liabilities	17	904,802,058	1,041,048,972
Trade accounts and other accounts payable	18	3,015,284	256,273
Accounts payable to related companies	12.2	10,354,296	11,557,723
Other provisions	19	47,103,783	55,883,527
Deferred tax liabilities	10.2	165,778,556	168,454,827
Employee benefits non-current provisions	13	17,409,793	14,139,670
Other non-financial liabilities	20	29,589,051	23,784,817
Total Non-current liabilities		1,178,052,821	1,315,125,809

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		716,975,127	768,116,920
Other reserves		(132,452,557)	37,289,310
Equity attributable to owners of the parent		855,260,144	1,076,143,804
Non-controlling interests		28,142,508	25,269,755
Total Equity		883,402,652	1,101,413,559
Total Liabilities and Equity		3,010,700,607	2,946,106,647

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the fiscal years ended December 31, 2022, 2021 and 2020

		01.01.2022	01.01.2021	01.01.2020
	NOTE	12.31.2022	12.31.2021	12.31.2020
		ThCh$	ThCh$	ThCh$
Net sales		2,656,878,395	2,216,732,593	1,698,281,237
Cost of sales	8 - 25	(1,628,701,823)	(1,375,392,773)	(1,022,498,659)
Gross Profit		1,028,176,572	841,339,820	675,782,578
Other income	26	2,497,520	1,337,878	8,356,298
Distribution expenses	25	(253,514,676)	(199,952,373)	(152,532,018)
Administrative expenses	25	(429,517,716)	(348,949,863)	(283,638,935)
Other expenses	27	(886,331)	(15,211,790)	(17,430,256)
Other (loss) gains	29	(24,983,899)	—	287
Financial income	28	39,722,410	7,791,869	14,945,879
Financial expenses	28	(59,547,953)	(52,992,456)	(54,772,837)
Share of profit of investments in associates and joint ventures accounted for using the equity method	14.3	1,409,069	3,093,102	2,228,763
Foreign exchange differences		(11,607,728)	(5,508,311)	(3,088,278)
Income by indexation units		(58,943,643)	(27,738,888)	(11,828,762)
Net income before income taxes		232,803,625	203,208,988	178,022,719
Income tax expense	10.1	(104,344,638)	(46,177,320)	(54,905,399)
Net income		128,458,987	157,031,668	123,117,320

Net income attributable to
Owners of the parent		125,497,642	154,698,150	121,999,805
Non-controlling interests		2,961,345	2,333,518	1,117,515
Net income		128,458,987	157,031,668	123,117,320

Earnings per Share, basic and diluted in ongoing operations
Earnings per Series A Share	21.5	126.27	155.65	122.75
Earnings per Series B Share	21.5	138.89	171.21	135.02

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive (Loss) Income

For the fiscal years ended December 31, 2022, 2021 and 2020

	01.01.2022	01.01.2021	01.01.2020
	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Net Income	128,458,987	157,031,668	123,117,320
Other Comprehensive (Loss) Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(3,960,084)	(357,840)	(3,146,362)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(78,009,918)	98,973,862	(264,119,093)
Gain (losses) from cash flow hedges	(155,206,655)	104,232,055	(12,203,755)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	1,069,223	96,617	849,518

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	23,777,899	(22,103,267)	84,571,922
Income tax related to cash flow hedges	42,276,806	(28,944,992)	2,334,037
Other comprehensive (loss)income, total	(170,052,729)	151,896,435	(191,713,733)
Total comprehensive (loss) income	(41,593,742)	308,928,103	(68,596,413)
Total comprehensive (loss) income attributable to:

Owners of the parent	(44,244,225)	305,715,046	(68,721,632)
Non-controlling interests	2,650,483	3,213,057	125,219
Total comprehensive (loss) income	(41,593,742)	308,928,103	(68,596,413)

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2022, 2021 and 2020

		Other reserves
		Reserves for		Actuarial gains or				Equity attributable
		exchange rate	Cash flow hedge	losses in employee		Total other	Retained	to owners of	Non-controlling
	Issued Capital	differences	reserve	benefits	Other reserves	reserves	earnings	the parent	interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2022	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	125,497,642	125,497,642	2,961,345	128.458.987
Other comprehensive (loss) income	—	(53,903,278)	(112,948,199)	(2,890,390)	—	(169,741,867)	—	(169,741,867)	(310,862)	(170.052.729)
Total comprehensive (loss) income	—	(53,903,278)	(112,948,199)	(2,890,390)	—	(169,741,867)	125,497,642	(44,244,225)	2,650,483	(41.593.742)
Dividends	—	—	—	—	—	—	(274,316,049)	(274,316,049)	(1,057,730)	(275,373,779)
Increase (decrease) from other changes *	—	—	—	—	—	—	97,676,614	97,676,614	1,280,000	98,956,614
Total changes in equity	—	(53,903,278)	(112,948,199)	(2,890,390)	—	(169,741,867)	(51,141,793)	(220,883,660)	2,872,753	(218,010,907)
Ending balance as of 12.31.2022	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652

		Other reserves
		Reserves for		Actuarial gains or				Equity attributable
		exchange rate	Cash flow hedge	losses in employee		Total other		to owners of	Non-controlling
	Issued Capital	differences	reserve.	benefits.	Other reserves	reserves	Retained earnings	the parent	interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2021	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	154,698,150	154,698,150	2,333,518	157.031.668
Other comprehensive (loss) income	—	75,916,398	75,323,231	(222,733)	—	151,016,896	—	151,016,896	879,539	151.896.435
Total comprehensive (loss) income	—	75,916,398	75,323,231	(222,733)	—	151,016,896	154,698,150	305,715,046	3,213,057	308.928.103
Dividends	—	—	—	—	—	—	(109,328,860)	(109,328,860)	(1,386,857)	(110,715,717)
Increase (decrease) from other changes *	—	—	—	—	—	—	68,576,504	68,576,504	3,064,078	71,640,582
Total changes in equity	—	75,916,398	75,323,231	(222,733)	—	151,016,896	113,945,794	264,962,690	4,890,278	269,852,968
Ending balance as of 12.31.2021	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements.

		Other reserves
		Reserves for		Actuarial gains or				Equity attributable
		exchange rate	Cash flow hedge	losses in employee		Total other	Retained	to owners of	Non-controlling
	Issued Capital	differences	reserve.	benefits.	Other reserves	reserves	earnings	the parent	interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2020	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	121,999,805	121,999,805	1,117,515	123.117.320
Other comprehensive (loss) income	—	(178,420,146)	(9,868,850)	(2,432,441)	—	(190,721,437)	—	(190,721,437)	(992,296)	(191.713.733)
Total comprehensive (loss) income	—	(178,420,146)	(9,868,850)	(2,432,441)	—	(190,721,437)	121,999,805	(68,721,632)	125,219	(68.596.413)
Dividends	—	—	—	—	—	—	(103,365,468)	(103,365,468)	—	(103,365,468)
Increase (decrease) from other changes *	—	—	—	—	—	—	34,618,524	34,618,524	—	34,618,524
Total changes in equity	—	(178,420,146)	(9,868,850)	(2,432,441)	—	(190,721,437)	53,252,861	(137,468,576)	125,219	(137,343,357)
Ending balance as of 12.31.2020	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2022, 2021 and 2020

		01.01.2022	01.01.2021	01.01.2020
	NOTE	12.31.2022	12.31.2021	12.31.2020
Cash flows provided by (used in) Operating Activities		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		3,682,470,527	2,953,813,799	2,321,999,131
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(2,551,652,407)	(2,048,185,735)	(1,517,256,079)
Payments to and on behalf of employees		(258,202,599)	(216,192,088)	(189,758,823)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(363,740,268)	(278,367,683)	(266,228,165)
Dividends received		4,079,309	1,441,355	1,176,079
Interest payments		(44,822,402)	(55,497,167)	(44,299,001)
Interest received		24,649,593	5,373,494	7,538,364
Income tax payments		(87,757,706)	(46,100,050)	(29,474,900)
Other cash movements (tax on bank debits Argentina and others)		(7,571,623)	(11,230,942)	(4,927,608)
Cash flows provided by (used in) Operating Activities		397,452,424	305,054,983	278,768,998

Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		92,253	39,919	3,570
Purchase of Property, plant and equipment		(186,702,179)	(138,856,157)	(85,874,958)
Purchase of intangible assets		—	(5,171,139)	(207,889)
Payments from futures, forwards, options and swaps agreements		—	(375,579)	(472,551)
Collection on forward, term, option and financial exchange agreements		146,070	678,274	2,122,954
Other (payments) redemptions for (purchases) of financial instruments		101,191,506	(54,567,998)	(139,449,884)
Other cash inflows (outflows)		103,879	—	—
Net cash flows used in Investing Activities		(85,168,471)	(198,252,680)	(223,878,758)

Cash Flows generated from (used in) Financing Activities
Collection for changes in ownership interest in subsidiaries		—	3,000,000	—
Proceeds (payments) from short term loans		23,625,853	—	27,633,156
Loan payments		(13,934,477)	(797,428)	(25,197,737)
Lease liability payments		(5,385,167)	(4,008,924)	(3,974,086)
Dividend payments by the reporting entity		(274,316,050)	(106,347,165)	(99,985,500)
Other cash inflows (outflows) (placement and payment of public debt)		(16,953,541)	(7,165,997)	214,565,128
Net cash flows (used in) generated by Financing Activities		(286,963,382)	(115,319,514)	113,040,961
Net increase in cash and cash equivalents before exchange differences		25,320,571	(8,517,211)	167,931,201
Effects of exchange differences on cash and cash equivalents		(21,352,255)	9,501,803	(13,574,854)
Effects of inflation in cash and cash equivalents in Argentina		(16,598,349)	(6,203,271)	(2,393,634)
Net increase (decrease) in cash and cash equivalents		(12,630,033)	(5,218,679)	151,962,713
Cash and cash equivalents - beginning of period	4	304,312,020	309,530,699	157,567,986
Cash and cash equivalents - end of period	4	291,681,987	304,312,020	309,530,699

The accompanying notes 1 to 31 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 . CORPORATE INFORMATION

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

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile, it is under the normal process of renewal; and for Paraguay it expires in March 2023. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.25% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on April 25, 2023.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1          Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the fiscal years ended December 31, 2022, 2021  and 2020, have been prepared in accordance with the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of December 31, 2022 and 2021 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods between January 1 and December 31, 2022, 2021 and 2020 and the related notes.

The Company’s 2022 local statutory consolidated financial statements in Spanish were approved by the Company’s Board of Directors on January 30, 2023, with subsequent events first being considered through that date. Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December 31, 2022 and 2021 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended. Those consolidated financial statements were then subsequently approved by the Company’s shareholders during its April 20, 2023 meeting.

Included in this 2022 consolidated financial statements are consolidated statement of financial position as of December 31, 2022 and 2021, along with consolidated income statement, consolidated statement of comprehensive (loss) income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2022, 2021 and 2020. This three-year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission. The accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements. This three-year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on April 25, 2023, with subsequent events considered through this later date.

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

2.2          Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

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

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		12.31.2022			12.31.2021
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
77.427.659-9	Re-Ciclar S.A.	60.00	—	60.00	60.00	—	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	VJ S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3          Investments in associates

Ownership interest held by the Group in associates are recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group’s participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

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

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the observed exchange rate of each central bank, in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group’s net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income ). Functional currency in hyperinflationary economies

Beginning July 2018, Argentina’s economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial position of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at the date of presentation of these financial statements, in accordance with IAS 21 “Effects of foreign currency exchange rate variations”, when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as “Exchange rate differences in the conversion of foreign operations” under other comprehensive income.

Inflation for the periods from January to December 2022, 2021 and 2020 was 96.95%, 50.21% and 36.01%, respectively.

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

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

●	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
●	The income statement is translated at the closing exchange rate at the financial statements date.
●	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
●	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3       Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
12.31.2022	855.86	164.03	4.83	0.116
12.31.2021	844.69	151.36	8.22	0.123
12.31.2020	710.95	136.80	8.44	0.103

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

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
IT equipment	3-5
Other Property, plant and equipment	3-10
Bottles and containers	1-8

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

2.7          Intangible assets and Goodwill

2.7.1       Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed. Goodwill is carried at cost less accumulated impairment losses.

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

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units – CGU). Cash-generating unit’s recoverable amount has been determined on the basis of its value in use.

Regardless of what was stated in the previous paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been assigned, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

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

The main assumptions used in the annual impairment test are:

a)	Discount rate

The discount rate applied in the annual impairment test carried out in 2022 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

	2022 Discount	2021 Discount
	rates	rates
Argentina	33.1%	27.2%
Chile	9.3%	7.1%
Brazil	10.5%	9.0%
Paraguay	11.3%	8.1%

b)	Other assumptions

The financial projections to determine the net present value of future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by management. In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and less developed categories such as alcohols. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates by operation, which range from 0.3% to 0.9% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 26 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 200 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2023-2027

After modeling and valuing the different CGUs in the annual impairment process that the Company performs, as a result of the tests performed as of December 31, 2022, no impairment were identified in any of the CGUs listed above, assuming conservative EBITDA margin projections and in line with market history.

In the 2021 annual review of other investments, it was identified that for the Verde Campo brand (producer of which is owned by Trop Frutas do Brasil Ltda.), the recoverable amount would be R$21.8 million, amount below the book value recorded in the financial statements of R$34.6 million in which Andina Brasil includes its participation proportionally. Given the difference, the losses of R$12.8 million were written down from their book value as of December 31, 2021, leaving a recoverable amount of R$21.8 million. The effects of impairment were included in the consolidated results under “Share of profit of investments in associates and joint ventures accounted for using the equity method”. The main reasons for the impairment are due to the lower cash flows expected for the dairy products segment for the local Brazilian market.

Thus, despite the deterioration in macroeconomic conditions experienced by the economic conditions of the countries in which operations are carried out , the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model for the 3 previously mentioned variables.

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

The Company also evaluates the existence of embedded derivativesin contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2022 and 2021, the Company had no embedded derivatives.

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

2.16        Provisions

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

2.17        Leases

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

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor, nor does it have variable payments as lessee.

2.18        Deposits for returnable containers

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

2.19        Revenue recognition

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

2.20        Contributions of The Coca-Cola Company

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

2.21        Dividend distribution

The minimum mandatory dividend established by the Chilean Corporations Law is 30% of net income for the year, which must be ratified unanimously by the General Shareholders’ Meeting. Net income is determined as of December 31 of each year, at which time the liability is recognized in the Company’s consolidated financial statements.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.22        Critical accounting estimates and judgments

In preparing the Consolidated Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.22.1     Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are determined based on value in use calculations. The significant judgments and assumptions used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning and past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.22.2     Fair Value of Assets and Liabilities

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

2.22.3     Allowances for doubtful accounts

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

2.22.4     Useful life, residual value and impairment of property, plant, and equipment

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

2.22.5 Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision. If management is unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

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

2.22.6. Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At year-end there have been no modifications to the agreements.

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

2.23 New Standards, Interpretations and Amendments to IFRS

2.23.1     New Standards, Interpretations and Amendments for annual periods beginning on January 1, 2022.

Amendments to IFRS which have been issued and are effective from January 1, 2022, are detailed below.

	Amendments	Date of application
IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	January 1, 2022
IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022

IFRS 3 Reference to the Conceptual Framework

Amendment to IFRS 3, “Business Combinations” minor amendments were made to IFRS 3 to update the references to the Conceptual Framework for Financial Reporting, without changing the requirements for business combinations.

IAS 16 Property, Plant and Equipment — Proceeds before Intended Use

Amendment to IAS 16, “Property, plant and equipment” prohibits companies from deducting from the cost of property, plant and equipment the proceeds received from the sale of items produced while the company is preparing the asset for its intended use. The company must recognize such sales revenue and related costs in the respective annual profit or loss statement.

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

The adoption of the standards, amendments and interpretations described above do not have a significant impact on the Company’s consolidated financial statements.

2.223.2New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2023.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandatory application date
IFRS 17	Insurance Contracts	January 1, 2023

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new accounting standard IFRS 17 “Insurance Contracts”. Issued in May 2017, it replaces the current IFRS 4. IFRS 17 will primarily change the accounting for all entities that issue insurance contracts and investment contracts with discretionary participation features. The standard applies to annual periods beginning on or after January 1, 2023, with early application permitted provided IFRS 9, “Financial Instruments”, is applied.

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments and improvements	Date of application
IAS 1	Classification of liabilities as current or non-current	January 1, 2024
IAS 1	Non-current liabilities with covenants	January 1, 2024
IAS 12	Deferred taxes regarding assets and liabilities that arise from a single transaction	January 1, 2023
IAS 8	Definition of Accounting estimate	January 1, 2023
IFRS 16	Lease Liability in a Sale and Leaseback	January 1, 2024

IAS 1 Presentation of Financial Statements Classification of liabilities as current or non-current

Amendment to IAS 1 “Presentation of Financial Statements” on classification of liabilities. This amendment clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity’s expectations or events after the reporting date (e.g., receipt of a waiver or covenant breach). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability.  The amendment should be applied retrospectively in accordance with IAS 8.  Effective date of initial application January 1, 2022, however, this date was deferred to January 1, 2024.

IAS 1 Presentation of Financial Statements – Non-Current Liabilities with Covenants

Amendment to IAS 1 “Non-current liabilities with covenants”, the amendment aims to improve the information that an entity provides when the payment terms of its liabilities may be deferred depending on the fulfillment of covenants within twelve months after the date of issuance of the financial statements.

IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

Amendment to IAS 12 - Deferred Tax Relating to Assets and Liabilities Arising from a Single Transaction. These amendments require companies to recognize deferred taxes on transactions that, on initial recognition, result in equal amounts of taxable and deductible temporary differences.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, issued in February 2021. The amendments are intended to improve disclosures of accounting policies and help users of financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

IFRS 16 - Lease Liability in a Sale and Leaseback

Amendments to IFRS 16 “Leases” on sale and leaseback, which explains how an entity should recognize the rights to use the asset and how gains or losses arising from the sale and leaseback should be recognized in the financial statements.

The Company’s management estimates that the adoption of the standards, interpretations and amendments described above will not have a significant impact on the consolidated financial statements of the Company during the first period of their application.

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

A summary of the Company’s operations by segment according to IFRS is as follows:

					Inter-
	Operation in	Operation in	Operation in	Operation	segment	Consolidated,
For the period ended December 31, 2022	Chile	Argentina	Brazil	in Paraguay	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	539.333.772	523.908.152	472.403.987	166.489.111	(1.055.254)	1.701.079.768
Other beverages	584.331.424	140.094.880	164.455.895	45.850.020	(639)	934.731.580
Packaging	—	24.701.879	—	—	(3.634.832)	21.067.047
Revenues from ordinary activities	1,123,665,196	688,704,911	636,859,882	212,339,131	(4,690,725)	2,656,878,395
Cost of sales	(743,226,587)	(367,879,756)	(403,695,516)	(118,590,689)	4,690,725	(1,628,701,823)
Distribution expenses	(94,155,809)	(98,238,512)	(48,572,718)	(12,547,637)	—	(253,514,676)
Administrative expenses	(165,139,607)	(133,696,312)	(100,060,355)	(30,621,442)	—	(429,517,716)
Financial income	18,783,930	9,853,565	10,307,344	777,571	—	39,722,410
Financial costs	(28,065,600)	(1,628,221)	(29,854,132)	—	—	(59,547,953)
Net financial costs	(9,281,670)	8,225,344	(19,546,788)	777,571	—	(19,825,543)
Share of entity in income of associates accounted for using the equity method, total	1,743,656	—	(334,587)	—	—	1,409,069
Income tax expense	(38,497,541)	(38,651,371)	(21,342,331)	(5,853,395)	—	(104,344,638)
Oher income (expenses) (*)	(83,536,145)	(20,652,710)	10,213,711	51,063	—	(93,924,081)
Net income of the segment reported	(8,428,507)	37,811,594	53,521,298	45,554,602	—	128,458,987

Depreciation and amortization	40,714,017	33,442,921	31,888,435	13,320,058	—	119,365,431

Current assets	564,695,230	141,715,280	383,021,238	72,297,644	—	1,161,729,392
Non-current assets	762,292,569	251,248,261	566,116,288	269,314,097	—	1,848,971,215
Segment assets, total	1,326,987,799	392,963,541	949,137,526	341,611,741	—	3,010,700,607

Carrying amount in associates accounted for using the equity method, total	53,869,983	—	38,474,615	—	—	92,344,598
Segment disbursements of non-monetary assets	85,998,605	40,479,269	42,173,211	18,051,094	—	186,702,179

Current liabilities	629,575,497	138,572,190	140,642,493	40,454,954	—	949,245,134
Non-current liabilities	600,735,999	24,584,021	536,281,288	16,451,513	—	1,178,052,821
Segment liabilities, total	1,230,311,496	163,156,211	676,923,781	56,906,467	—	2,127,297,955

Cash flows (used in) provided by in Operating Activities	255,357,664	59,379,474	58,391,224	24,324,062	—	397,452,424
Cash flows (used in) provided by Investing Activities	15,619,565	(40,479,269)	(42,173,211)	(18,135,556)	—	(85,168,471)
Cash flows (used in) provided by Financing Activities	(283,394,600)	(41,768)	(3,064,412)	(462,602)	—	(286,963,382)

(*) Other income (expenses) is the sum of the other income, other expenses, other (loss) gains, foreign exchange differences and income by indexation units.

					Inter-
	Operation in	Operation in	Operation in	Operation	segment	Consolidated,
For the period ended December 31, 2021	Chile	Argentina	Brazil	Paraguay in	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	480,157,607	419,724,122	313,147,740	134,284,020	(904,603)	1,346,408,886
Other beverages	495,138,445	97,742,388	226,109,683	34,932,160	(587)	853,922,089
Packaging	—	19,488,958	—	—	(3,087,340)	16,401,618
Revenues from ordinary activities	975,296,052	536,955,468	539,257,423	169,216,180	(3,992,530)	2,216,732,593
Cost of sales	(630,862,197)	(296,090,157)	(361,323,450)	(91,109,499)	3,992,530	(1,375,392,773)
Distribution expenses	(78,995,679)	(78,019,531)	(33,458,924)	(9,478,239)	—	(199,952,373)
Administrative expenses	(142,762,661)	(110,329,089)	(71,995,712)	(23,862,401)	—	(348,949,863)
Financial income	(2,936,819)	5,011,888	5,327,527	389,273	—	7,791,869
Financial costs	(27,669,541)	(577,941)	(24,744,974)	—	—	(52,992,456)
Net financial costs	(30,606,360)	4,433,947	(19,417,447)	389,273	—	(45,200,587)
Share of entity in income of associates accounted for using the equity method, total	2,799,437	—	293,665	—	—	3,093,102
Income tax expense	(15,756,620)	(25,697,558)	82,395	(4,805,537)	—	(46,177,320)
Oher income (expenses) (*)	(29,072,689)	(10,652,582)	(7,834,863)	439,023	—	(47,121,111)
Net income of the segment reported	50,039,283	20,600,498	45,603,087	40,788,800	—	157,031,668

Depreciation and amortization	38,189,190	32,863,821	23,647,789	10,074,503	—	104,775,303

Current assets	626,277,188	117,319,226	183,268,173	64,121,536	—	990,986,123
Non-current assets	739,113,114	216,757,538	720,101,674	279,148,198		1,955,120,524
Segment assets, total	1,365,390,302	334,076,764	903,369,847	343,269,734	—	2,946,106,647

Carrying amount in associates accounted for using the equity method, total	52,519,831	—	38,969,363	—	—	91,489,194
Segment disbursements of non-monetary assets	53,513,835	33,789,235	30,171,387	21,381,700	—	138,856,157

Current liabilities	283,835,866	101,832,549	109,691,047	34,207,817	—	529,567,279
Non-current liabilities	743,108,008	20,388,886	534,386,761	17,242,154	—	1,315,125,809
Segment liabilities, total	1,026,943,874	122,221,435	644,077,808	51,449,971	—	1,844,693,088

Cash flows (used in) provided by in Operating Activities	181,679,320	55,490,096	36,121,074	31,764,493	—	305,054,983
Cash flows (used in) provided by Investing Activities	(108,283,362)	(33,789,408)	(32,875,359)	(23,304,551)	—	(198,252,680)
Cash flows (used in) provided by Financing Activities	(111,533,388)	(940,318)	(2,455,073)	(390,735)	—	(115,319,514)

(*) Other income (expenses) is the sum of the other income, other expenses, other (loss) gains, foreign exchange differences and income by indexation units

					Inter-
	Operation in	Operation in	Operation in	Operation	segment	Consolidated,
For the period ended December 31, 2020	Chile	Argentina	Brazil	Paraguay in	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Softdrinks	407,191,500	260,118,269	317,712,571	126,057,797	(578,764)	1,110,501,373
Other beverages	237,570,385	49,817,791	262,350,736	31,094,787	(359,666)	580,474,033
Packaging	—	8,891,560	—	—	(1,585,729)	7,305,831
Revenues from ordinary activities	644,761,885	318,827,620	580,063,307	157,152,584	(2,524,159)	1,698,281,237
Cost of sales	(392,720,439)	(172,065,726)	(373,444,835)	(86,791,818)	2,524,159	(1,022,498,659)
Distribution expenses	(59,897,972)	(49,112,014)	(34,784,528)	(8,737,504)	—	(152,532,018)
Administrative expenses	(112,306,460)	(69,668,104)	(79,674,089)	(21,990,282)	—	(283,638,935)
Financial income	6,437,945	1,169,193	7,068,396	270,345	—	14,945,879
Financial costs	(23,938,992)	(729,164)	(30,104,681)	—	—	(54,772,837)
Net financial costs	(17,501,047)	440,029	(23,036,285)	270,345	—	(39,826,958)
Share of entity in income of associates accounted for using the equity method, total	1,248,478	—	980,285	—	—	2,228,763
Income tax expense	(23,057,195)	(7,668,059)	(20,536,914)	(3,643,231)	—	(54,905,399)
Oher income (expenses) (*)	(21,231,223)	(6,046,069)	3,064,104	222,477	—	(23,990,711)
Net income of the segment reported	19,296,027	14,707,677	52,631,045	36,482,571	—	123,117,320

Depreciation and amortization	50,271,626	22,895,329	27,339,714	10,413,848	—	110,920,517

Current assets	532,713,969	70,215,594	149,709,603	44,658,550	—	797,297,716
Non-current assets	636,275,547	144,802,176	643,447,811	226,241,150	—	1,650,766,684
Segment assets, total	1,168,989,516	215,017,770	793,157,414	270,899,700	—	2,448,064,400

Carrying amount in associates accounted for using the equity method, total	50,628,307	—	37,328,047	—	—	87,956,354
Segment disbursements of non-monetary assets	41,114,189	15,803,061	17,075,672	11,882,036	—	85,874,958

Current liabilities	198,669,957	58,904,281	96,144,933	24,337,015	—	378,056,186
Non-current liabilities	748,105,248	10,717,606	465,225,175	14,399,594	—	1,238,447,623
Segment liabilities, total	946,775,205	69,621,887	561,370,108	38,736,609	—	1,616,503,809

Cash flows (used in) provided by in Operating Activities	191,911,595	24,603,123	36,409,227	25,845,053	—	278,768,998
Cash flows (used in) provided by Investing Activities	(178,910,100)	(16,010,950)	(17,075,672)	(11,882,036)	—	(223,878,758)
Cash flows (used in) provided by Financing Activities	117,081,470	(167,606)	(3,443,826)	(429,077)	—	113,040,961

(*) Other income (expenses) is the sum of the other income, other expenses, other (loss) gains, foreign exchange differences and income by indexation units.

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	12.31.2022	12.31.2021
	ThCh$	ThCh$
Cash	203,931	503,687
Bank balances	108,486,568	94,472,637
Other fixed rate instruments	182,991,488	209,335,696
Cash and cash equivalents	291,681,987	304,312,020

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash. There are no restrictions for significant amounts available to cash.

By currency	12.31.2022	12.31.2021
	ThCh$	ThCh$
USD	14,266,343	13,640,823
EUR	870,613	2,838,102
ARS	29,215,288	22,425,407
CLP	138,205,025	176,278,025
PYG	39,201,097	32,856,836
BRL	69,923,621	56,272,827
Cash and cash equivalents	291,681,987	304,312,020

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	12.31.2022	12.31.2021	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets (1)	92,838,315	194,509,044	3,317,778	1,216,865
Financial assets at fair value (2)	170,206,554	961,705	75,297,737	281,337,127
Other financial assets measured at amortized cost (3)	—	—	16,237,196	14,078,020
Total	263,044,869	195,470,749	94,852,711	296,632,012
(1)	Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13.
(2)	Market value of hedging instruments. See details in Note 22.
(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the “AdeS” brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	12.31.2022	12.31.2021	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	6,059,201	7,860,112	1,074,940	1,254,775
Tax credit remainder (1)	905,826	2,022,493	40,922,425	52,746,937
Judicial deposits	—	—	15,723,829	15,259,876
Others (2)	19,991,973	4,836,499	1,951,072	1,600,028
Total	26,957,000	14,719,104	59,672,266	70,861,616
(1)	(a) In November 2006, Rio de Janeiro Refrescos Ltda. (“RJR”) filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys’ fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 175 million.

The payment of income tax occurs when liquidating the credit, therefore the respective deferred tax liability recorded was CLP 24,276 million (BRL 148 million). Amounts already offset until December 31, 2022 were CLP 92,841 million (BRL 566 million).

Companhia de Bebidas Ipiranga (“CBI”) acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1989 to December 1, 2013 (date when CBI was incorporated by RJR). CBI’s credit will be generated in the name of RJR, however, pursuant to the contractual clause (“Subscription Agreement for Shares and Exhibits”), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders). Based on supporting documents found, for the August 1993-November 2013 period, the amount of credits related to this process have been calculated and totaled CLP 27,229 million (BRL 166 million, of which BRL 86 million corresponds to capital and BRL 84 million correspond to interest and monetary restatement), from this amount, CLP 1,148 million (BRL 7 million) must be deducted from indirect taxes, thus generating an account payable to former shareholders for CLP 27,229 million (CLP 25,125 million at December 2021) (BRL 156 billion) and a government receivables related to credits for that same amount. It is worth mentioning that for the September 1989-July 1993 period, the Company did not account the credit due to the lack of supporting documents.

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	12.31.2022	12.31.2021	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	238,146,331	205,466,469	56,781	42,726
Other debtors	39,798,245	55,281,501	483,139	83,738
Other accounts receivable	1,825,710	4,742,656	—	—
Total	279,770,286	265,490,626	539,920	126,464

	Current		Non-current
Trade debtors and other accounts receivable, Gross	12.31.2022	12.31.2021	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	242,638,974	210,175,775	56,781	42,726
Other debtors	40,206,431	55,281,501	483,139	83,738
Other accounts receivable	1,921,211	4,744,721	—	—
Total	284,766,616	270,201,997	539,920	126,464

The stratification of the portfolio for current and non-current trade debtors without impairment impact, is as follows:

	12.31.2022	12.31.2021
	ThCh$	ThCh$
Less than one month	229,587,868	195,325,587
Between one and three months	4,577,833	6,843,836
Between three and six months	2,418,252	1,808,425
Between six and eight months	5,392,862	2,235,866
Older than eight months	718,940	4,004,787
Total	242,695,755	210,218,501

The Company has approximately 292,153 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 70,000 in Chile, 84,153 in Brazil, 67,580 in Argentina and 70,420 in Paraguay.

The provision for expected credit losses associated with each tranche of the portfolio for current and non-current trade receivables is as follows:

	12.31.2022
		Impairment
	Credit amount	provision	Percentage
	ThCh$	ThCh$	%
Less than one month	229,587,868	(701,701)	0.31%
Between one and three months	4,577,833	(431,630)	9.43%
Between three and six months	2,418,252	(786,856)	32.54%
Between six and eight months	5,392,862	(2,402,146)	44.54%
Older than eight months	718,940	(170,310)	23.69%
Total	242,695,755	(4,492,643)

The movement in the allowance for expected credit losses is presented below:

	12.31.2022	12.31.2021
	ThCh$	ThCh$
Opening balance	4,711,371	6,795,663
Increase (decrease)	(150,671)	1,697,887
Provision reversal	(654,381)	(3,832,220)
Increase (decrease) for changes of foreign currency	586,324	50,041
Sub – total movements	(218,728)	(2,084,292)
Ending balance	4,492,643	4,711,371

The provision for expected credit losses is recorded as an administrative expense in the statements of income by function.

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2022	12.31.2021
	ThCh$	ThCh$
Raw materials (1)	104,833,902	86,914,422
Finished goods	114,164,680	81,461,680
Spare parts and supplies	27,109,494	23,063,797
Work in progress	216,164	109,467
Other inventories	4,020,372	3,358,474
Obsolescence provision (2)	(4,457,956)	(3,557,634)
Total	245,886,656	191,350,206

The cost of inventory recognized as cost of sales amounts to CLP 1,388,536,599 thousand and CLP 1,192,363,804 thousand as of December 31, 2022 and 2021, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.
(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12.31.2022	12.31.2021
	ThCh$	ThCh$
Monthly provisional payments	25,428,344	915,864
Tax credits	6,640,888	5,367,115
Recoverable taxes from prior years	473,424	—
Surplus Tax Credit	6,387,530	3,941,279
Other Recoverable Taxes	396,241	110
Total	39,326,427	10,224,368

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	12.31.2022	12.31.2021
	ThCh$	ThCh$
Income tax expense	14,615,447	30,512,787
Total	14,615,447	30,512,787

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1        Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Current income tax expense	(63,245,293)	(45,614,890)	(55,522,189)
Current tax adjustment previous period	311,931	2,284,477	735,907
Foreign dividends tax withholding expense	(11,129,734)	(2,877,817)	(6,987,142)
Other current tax expense (income)	—	114,130	47,569
Current income tax expense	(74,063,096)	(46,094,100)	(61,725,855)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(30,281,542)	(83,220)	6,820,456
Expense (income) for deferred taxes	(30,281,542)	(83,220)	6,820,456
Total income tax expense	(104,344,638)	(46,177,320)	(54,905,399)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Current taxes
Foreign	(61,250,403)	(37,363,624)	(39,128,690)
National	(12,812,693)	(8,730,476)	(22,597,165)
Current tax expense	(74,063,096)	(46,094,100)	(61,725,855)
Deferred taxes
Foreign	(4,596,695)	6,942,925	7,280,487
National	(25,684,847)	(7,026,145)	(460,031)
Deferred tax expense	(30,281,542)	(83,220)	6,820,456
Income Tax expense	(104,344,638)	(46,177,320)	(54,905,399)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Net income before taxes	232,803,625	203,208,988	178,022,719
Tax expense at legal rate (27.0%)	(62,856,979)	(54,866,427)	(48,066,134)
Effect of tax rate in other jurisdictions	(2,820,546)	860,745	1,032,950

Permanent differences:
Withholding and other non-taxable income	(11,536,654)	(10,868,055)	(2,417,582)
Non-deductible expenses	(3,622,958)	(2,935,310)	(6,007,898)
Tax effect on excess tax provision in previous periods	(81,258)	13,250,594	113,747
Tax effect of price-level restatement for Chilean companies	(33,196,408)	(15,794,098)	(5,936,464)
Subsidiaries tax withholding expense and other legal tax debits and credits	9,770,165	24,175,231	6,375,982
Adjustments to tax expense	(38,667,113)	7,828,362	(7,872,215)
Tax expense at effective rate	(104,344,638)	(46,177,320)	(54,905,399)
Effective rate	44.8%	22.7%	30.8%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2022	2021	2020
Chile	27.00%	27.00%	27.00%
Brazil	34.00%	34.00%	34.00%
Argentina	35.00%	35.00%	30.00%
Paraguay	10.00%	10.00%	10.00%

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

10.2        Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	12.31.2022		12.31.2021
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,351,293	(58,230,728)	5,944,185	(52,435,301)
Obsolescence provision	1,871,168	—	1,696,051	—
ICMS exclusion credit(1)	2,686,693	—	—	(4,925,230)
Employee benefits	5,033,868	(3,348)	3,163,172	(115,828)
Provision for severance indemnity	2,789,893	(42,264)	271,789	(271,367)
Tax loss carry forwards (2)	5,569,124	—	4,292,863	(698)
Tax goodwill Brazil	—	(9,081,512)	—	(3,126,125)
Contingency provision	27,145,591	—	30,216,275	—
Foreign Exchange differences (3)	11,478,538	—	7,165,844	—
Allowance for doubtful accounts	803,608	—	638,484	—
Coca-Cola incentives (Argentina)	633,919	—	—	—
Assets and liabilities for placement of bonds	—	(610,594)	—	(2,081,271)
Financial expense	—	(1,894,010)	—	—
Lease liabilities	1,874,166	—	1,781,922	—
Inventories	1,312,833	—	652,669	—
Distribution rights	—	(154,669,995)	—	(151,228,739)
Hedge derivatives	—	—	—	—
Prepaid income	5,339,265	(8,287)	1,711,461	—
Spare parts	—	(4,142,782)	—	(3,374,376)
Intangibles	69,395	(7,388,202)	130	(5,440,229)
Others	5,282,818	(4,520,673)	4,194,697	(5,326,478)
Subtotal	77,242,172	(240,592,395)	61,729,542	(228,325,642)
Offsetting of deferred tax assets/(liabilities)	(74,813,839)	74,813,839	(59,870,815)	59,870,815
Total assets and liabilities net	2,428,333	(165,778,556)	1,858,727	(168,454,827)
(1)	See Note 6 for more information about ICMS exclusion credit.
(2)	Tax losses mainly associated with entities in Chile. Tax losses have no expiration date in Chile.
(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency that for tax purposes are recognized when incurred.

Deferred tax account movements are as follows:

Movement	12.31.2022	12.31.2021
	ThCh$	ThCh$
Opening balance	166,596,100	151,743,678
Increase (decrease) in deferred tax	(8,090,171)	4,507,688
Increase (decrease) due to foreign currency translation(*)	4,844,294	10,344,734
Total movements	(3,245,877)	14,852,422
Ending balance	163,350,223	166,596,100

(*)    Includes IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	12.31.2022	12.31.2021
	ThCh$	ThCh$
Construction in progress	49,169,567	56,280,594
Land	104,906,878	101,286,107
Buildings	337,689,681	306,300,748
Plant and equipment	693,153,093	613,537,377
Information technology equipment	34,992,575	29,470,242
Fixed installations and accessories	69,798,556	61,264,172
Vehicles	75,759,020	56,346,552
Leasehold improvements	362,243	322,036
Rights of use (1)	73,946,435	69,616,828
Other properties, plant and equipment (2)	448,561,681	383,403,363
Total Property, plant and equipment, gross	1,888,339,729	1,677,828,019

Accumulated depreciation of Property, plant and equipment	12.31.2022	12.31.2021
	ThCh$	ThCh$
Buildings	(117,237,092)	(102,957,623)
Plant and equipment	(499,070,234)	(443,885,822)
Information technology equipment	(27,257,028)	(23,857,025)
Fixed installations and accessories	(44,057,493)	(38,165,051)
Vehicles	(44,600,066)	(37,161,952)
Leasehold improvements	(282,057)	(208,747)
Rights of use	(53,350,442)	(45,962,853)
Other properties, plant and equipment (2)	(304,264,058)	(269,249,819)
Total accumulated depreciation	(1,090,118,470)	(961,448,892)
Total Property, plant and equipment, net	798,221,259	716,379,127
(2)	The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	12.31.2022	12.31.2021
	ThCh$	ThCh$
Bottles	46,351,209	36,546,377
Marketing and promotional assets (market assets)	70,149,875	55,210,620
Other Property, plant and equipment	27,796,539	22,396,547
Total	144,297,623	114,153,544

11.1     Movements

Movements in Property, plant and equipment are detailed as follows:

						Fixed installations
					IT	and		Leasehold			Property, plant
	Construction in			Plant and	equipment	accessories,		improvements,		Rights-of-use,	and equipment,
	progress	Land	Buildings, net	equipment, net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2022	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716.379.127
Additions	75,269,957	—	867,990	21,280,010	922,233	74,995	636,420	10,275	68,730,337	—	167.792.217
Right-of use additions	—	—	—	—	—	—	—	—	—	5,883,061	5.883.061
Disposals	(32,456)	—	(16,174)	(538,429)	(15,105)	—	(4,522)	—	(2,249,837)	(67,398)	(2,923,921)
Transfers between items of Property, plant and equipment	(84,598,804)	159,232	10,014,587	33,485,897	3,487,406	3,384,472	16,037,695	51,403	17,940,342	37,770	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(8,477,029)	(35,372,214)	(2,641,086)	(3,365,827)	(5,524,208)	(68,741)	(49,526,391)	—	(104,975,496)
Amortization	—	—	—	—	—	—	—	—	—	(9,993,249)	(9,993,249)
Increase (decrease) due to foreign currency translation differences	4,263,117	3,461,539	11,105,445	7,324,221	43,790	1,282,713	852,241	10,324	6,450,271	1,235,657	36,029,318
Other increase (decrease) (2)	(2,012,841)	—	3,614,645	(1,748,181)	325,092	1,265,589	(23,272)	(36,364)	(11,200,643)	(153,823)	(9,969,798)
Total movements	(7,111,027)	3,620,771	17,109,464	24,431,304	2,122,330	2,641,942	11,974,354	(33,103)	30,144,079	(3,057,982)	81,842,132
Ending balance al 12.31.2022	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
(1)	Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	6,694,251	(3,452,700)	3,241,551
Plant and Equipment	47,377,683	(33,624,676)	13,753,007
IT Equipment	1,214,851	(1,081,741)	133,110
Motor vehicles	9,395,320	(6,066,615)	3,328,705
Others	9,264,330	(9,124,710)	139,620
Total	73,946,435	(53,350,442)	20,595,993

Lease liabilities interest expense for the year ended December 31, 2022 reached CLP 2,092,868 thousand.

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

						Fixed
				Plant and	IT	facilities and		Leasehold			Property, plant
	Construction			equipment,	equipment,	accessories,		improvements,		Rights-of-use,	and equipment,
	in progress	Land	Buildings, net	net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2021	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545
Additions	61,100,226	—	3,708,881	19,025,057	1,428,080	12,068	171,420	8,738	47,426,736	—	132,881,206
Right-of use additions	—	—	—	—	—	—	—	—	—	9,070,997	9,070,997
Disposals	(74,476)	—	(276,312)	(277,845)	(3,896)	(11)	(9,573)	—	(3,156,795)	—	(3,798,908)
Transfers between items of Property, plant and equipment	(39,845,790)	—	4,370,826	21,182,049	751,603	606,279	4,771,885	88,345	8,074,803	—	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(7,862,888)	(32,058,439)	(2,219,235)	(3,700,948)	(4,054,092)	(51,774)	(43,651,397)	—	(93,598,773)
Amortization	—	—	—	—	—	—	—	—	—	(8,386,063)	(8,386,063)
Increase (decrease) due to foreign currency translation differences	6,513,216	6,964,382	21,941,520	23,364,406	658,167	3,080,061	2,264,353	8,840	16,399,966	1,759,346	82,954,257
Other increase (decrease) (2)	(5,606,665)	(1)	544,220	(7,373,876)	120,191	5,453,780	(370,177)	(2)	(960,022)	(127,582)	(8,320,134)
Total movements	22,086,511	6,964,381	22,426,247	23,861,352	734,910	5,451,229	2,773,816	54,147	24,133,291	2,316,698	110,802,582
Ending balance al 12.31.2021	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127
(1)	Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	4,042,921	(2,140,590)	1,902,331
Plant and Equipment	43,450,544	(27,325,328)	16,125,216
IT Equipment	997,458	(750,993)	246,465
Motor vehicles	12,171,762	(7,065,299)	5,106,463
Others	8,954,143	(8,680,643)	273,500
Total	69,616,828	(45,962,853)	23,653,975

Lease liabilities interest expense for the year ended December 31, 2021reached CLP 1,816,506 thousand.

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1        Accounts receivable:

					12.31.2022		12.31.2021
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	10,852,709	—	3,870,800	—
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	15,444	109,318	62,756	98,941
Foreign	Coca-Cola de Argentina	Director related	Argentina	ARS	—	—	2,490,194	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	237,439	—	166,813	—
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	745,048	—	155,264	—
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	925,189	—	1,266,871	—
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	2,048,054	—	934,350	—
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	143,002	—	371,907	—
76.140.057-6	Monster	Associate	Chile	CLP	86,492	—	87,865	—
79.826.410-9	Guallarauco	Associate	Chile	CLP	8,790	—	12,230	—
Total					15,062,167	109,318	9,419,050	98,941

12.2     Accounts payable:

					12.31.2022		12.31.2021
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	32,205,880	—	19,134,864	—
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	30,998,682	10,354,296	13,770,200	11,557,723
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	8,186,248	—	7,609,951	—
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	8,587,487	—	9,893,495	—
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	232,216	—	577,723	—
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	3,811,908	—	2,173,901	—
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	1,089,592	—	367,186	—
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	589,127	—	378,718	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	628,842	—	277,708	—
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	2,198,317	—	1,858,682	—
Foreign	Monster Energy Argentina S.A.	Shareholder related	Argentina	PYG	—	—	2,365	—
Foreign	Monster Energy Company – USA	Shareholder related	Argentina	PYG	28,910	—	58,668	—
Foreign	Coca-Cola Company	Shareholder	Paraguay	PYG	1,690,858	—	—	—
Total					90,248,067	10,354,296	56,103,461	11,557,723

12.3        Transactions:

						Accumulated	Accumulated
Taxpayer ID	Company	Relationship	Country	Transaction Description	Currency	at 12.31.2022	at 12.31.2021
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Concentrate purchase	CLP	198,045,624	174,892,744
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services	CLP	—	3,290,184
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	5,958,076	4,727,676
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	9,980,390	1,720,061
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	47,262	35,474
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	24,441,192	17,713,063
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	33,637,921	24,883,194
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	—	153,142
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	2,270,006	1,325,941
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	13,914	1,430
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	9,391,000	7,625,273
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging/raw materials	CLP	13,360,534	11,939,711
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	79,205,926	59,018,653
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	585,448	359,739
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of inputs and materials	CLP	956,036	523,958
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	589,127	339,562
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of fixed asset	CLP	—	357,000
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Dividend distribution	CLP	—	541,188
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	5,807,466	4,220,323
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of inputs and materials	CLP	204,933	265,503
94.627.000-8	Parque Arauco S.A	Director related	Chile	Lease of space	CLP	101,981	69,151
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	100,199,500	69,785,833
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	BRL	—	100,072
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	159,807,006	129,275,444
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, prizes and others	ARS	3,002,061	3,230,351
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	—	5,201,881
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	96,511	21,180
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	636,938	293,677
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	419,515	2,667,326
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Sale of products	CLP	93,320	269,688
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Purchase of products	CLP	—	18,695
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	288,264	442,566
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	4,306,419	4,436,600
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of commissions and services	ARS	4,128,865	2,973,907
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	2,107,354	11,658
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Marketing services	ARS	286,488	—
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	368,127	2,736,529
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	781,901	6,210
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	12,867,822	8,937,506
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	4,512,714	11,183
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	25,440,668	—
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising	CLP	2,367,626	—
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	619,419	—
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	952,699	4,519,948
96.633.550-5	Sinea S.A.	Director related	Chile	Purchase of raw materials	CLP	--	2,294,594
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	6,776,225	1,852,076
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda	Affiliated company	Brazil	Purchase of products	BRL	2,352,550	1,571,632

12.4        Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2022	12.31.2021
	ThCh$	ThCh$
Executive wages, salaries and benefits	8,536,107	7,253,863
Director allowances	1,560,000	1,512,500
Benefits accrued in the last five years and payments made during the period	269,952	254,240
Total	10,366,059	9,020,603

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2022	12.31.2021
	ThCh$	ThCh$
Accrued vacation	25,773,244	18,630,043
Participation in profits and bonuses	22,618,562	15,538,771
Severance indemnity	17,409,793	14,982,928
Total	65,801,599	49,151,742

	ThCh$	ThCh$
Current	48,391,806	35,012,072
Non-current	17,409,793	14,139,670
Total	65,801,599	49,151,742

13.1        Severance indemnities

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2022	12.31.2021
	ThCh$	ThCh$
Opening balance	14,982,928	14,086,575
Service costs	1,018,080	(8,917)
Interest costs	737,566	1,672,491
Actuarial variations	2,905,020	1,216,808
Benefits paid	(2,233,801)	(1,984,029)
Total	17,409,793	14,982,928

13.1.1        Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2022	12.31.2021

Discount rate	1.71%	2.30%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.68%	7.68%
Mortality rate	RV-2014	RV-2014
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

The result of the changes in severance indemnities arising from the sensitization of the actuarial assumptions at the valuation date is presented below:

Sensitivity to discount rate	ThCh$

Variation in the provision for an increase of up to 100 bps	(1,084,387)
Variation in the provision for a decrease of up to 100 bps	1,088,927

Sensitivity to salary increase	ThCh$

Variation in the provision for an increase of up to 100 bps	1,133,083
Variation in the provision for a decrease of up to 100 bps	(1,164,934)

13.2        Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2022	12.31.2021
	ThCh$	ThCh$
Wages and salaries	277,271,540	225,883,645
Employee benefits	71,566,763	53,340,673
Severance benefits	6,052,239	4,163,608
Other personnel expenses	21,305,979	18,134,494
Total	376,196,521	301,522,420

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1Description

Investments in associates are accounted for using the equity method.  Investments in associates are detailed as follows:

						Ownership
			Functional	Investment value		interest
TAXPAYER ID	Name	Country	currency	12.31.2022	12.31.2021	12.31.2022	12.31.2021
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	23,519,277	21,863,790	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	8,460,307	11,359,597	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,293,219	1,107,007	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	55,072	51,615	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	26,694,836	24,258,224	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	1,971,055	2,192,920	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	30,350,832	30,656,041	35.00%	35.00%
Total				92,344,598	91,489,194
(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.
(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

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

14.2        Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	12.31.2022	12.31.2021
	ThCh$	ThCh$
Opening balance	91,489,194	87,956,354
Dividends received	(4,383,645)	(3,236,541)
Share in operating income	2,118,728	4,041,118
Amortization unrealized income in associates	—	(435,884)
Other increase (decrease) in investments in associates+	3,120,321	3,164,147
Ending balance	92,344,598	91,489,194

*Mainly due to foreign exchange rates

The main movements are explained below:

●	Dividends declared in 2022 correspond to Envases CMF S.A.
●	Dividends declared in 2021 correspond to Sorocaba Refrescos S.A., Envases CMF S.A. and Coca-Cola del Valle New Ventures S.A.
●	In 2021 it was identified that for the brand Verde Campo (Trop Frutas do Brasil Ltda.) the recoverable value would be R$ 21.8 million, an amount below the book value recorded, proportionally impacting the result of Andina Brazil according to its participation (for more information see Note 2.8).

14.3        Reconciliation of share of profit in investments in associates:

Description	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Share in operating income	2,118,728	4,041,118	3,248,680
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(568,767)	(512,131)	(528,122)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	—	42,633	85,266
Amortization goodwill preferred rights CCDV S.A.	(140,892)	(478,518)	(523,061)
Income statement balance	1,409,069	3,093,102	2,228,763

14.4        Summary financial information of associates:

The tables below reflects the amounts presented in the financial statements of the relevant associates and not the Company’s share of those amounts.

At December 31, 2022

	Envases CMF	Sorocaba Refrescos	Kaik Participaçōes	SRSA Participaçōes	Leão Alimentos e	Trop Frutas do Brasil	Coca-Cola del Valle New
	S.A.	S.A.	Ltda.	Ltda.	Bebidas Ltda.	Ltda.	Ventures S,A,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	63,615,517	41,997,646	—	22,376	77,547,906	22,235,713	26,927,496
Long term assets	52,964,004	89,524,823	11,424,515	317,159	54,195,351	27,128,282	75,247,746
Total assets	116,579,521	131,522,469	11,424,515	339,535	131,743,257	49,363,995	102,175,242
Short term liabilities	45,222,022	21,366,336	—	201,853	16,269,385	14,693,964	9,038,769
Long term liabilities	24,318,944	45,013,681	31	—	11,698,126	12,270,207	5,480,067
Total liabilities	69,540,966	66,380,017	31	201,853	27,967,511	26,964,171	14,518,836
Total Equity	47,038,555	65,142,452	11,424,484	137,682	103,775,746	22,630,444	87,656,406
Total revenue from ordinary activities	97,834,148	-741	782,772	134,401	65,797,238	45,104,125	25,249,336
Net income before taxes	6,640,224	478,458	782,772	134,401	3,804,172	(5,105,685)	(896,914)
Net income after taxes	5,517,062	243,170	782,772	134,401	1,427,601	(5,067,707)	163,561
Other comprehensive income	—	9,680,320	—	—	1,522	275,534	—
Total comprehensive income	5,517,062	9,923,490	782,772	134,401	1,429,123	(4,792,173)	163,561

Reporting date (See Note 2.3)	12.31.2022	11.30.2022	11.30.2022	11.30.2022	11.30.2022	11.30.2022	12.31.2022

At December 31, 2021:

	Envases CMF	Sorocaba Refrescos	Kaik Participaçōes	SRSA Participaçōes	Leão Alimentos e	Trop Frutas do Brasil	Coca-Cola del Valle New
	S.A.	S.A.	Ltda.	Ltda.	Bebidas Ltda.	Ltda.	Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	72,400,404	19,468,334	—	20,648	68,192,154	16,765,435	29,227,758
Long term assets	42,875,230	92,639,217	9,779,486	294,662	50,034,496	33,021,014	75,706,352
Total assets	115,275,634	112,107,551	9,779,486	315,310	118,226,650	49,786,449	104,934,110
Short term liabilities	57,080,891	21,255,566	—	186,266	12,991,480	10,009,915	10,181,664
Long term liabilities	14,467,165	34,960,269	28	—	6,489,944	18,294,787	7,164,058
Total liabilities	71,548,056	56,215,834	28	186,266	19,481,425	28,304,702	17,345,722
Total Equity	43,727,578	55,891,716	9,779,458	129,043	98,745,226	21,481,747	87,588,388
Total revenue from ordinary activities	77,805,312	(25,164,499)	204,624	126,016	94,169,579	35,224,230	46,509,329
Earnings before taxes	7,347,219	4,518,371	204,624	126,016	2,876,850	(31,042,731)	2,306,620
Earnings after taxes	5,509,658	2,573,415	204,624	126,016	1,556,223	(37,324,877)	2,869,945
Other comprehensive income	—	2,363,061	—	—	49,784	30,547,925	—
Total comprehensive income	5,509,658	4,936,476	204,624	126,016	1,606,007	(6,776,952)	2,869,945

Reporting date (See Note 2.3)	12.31.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	12.31.2021

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2022			December 31, 2021
		Accumulated			Accumulated
	Gross	Amortization	Net	Gross	Amortization	Net
Description	Value	/Impairment	Value	Value	/Impairment	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1) (2)	653,200,644	(2,237,359)	650,963,285	650,411,156	(3,896,827)	646,514,329
Software	56,968,738	(36,205,387)	20,763,351	44,084,900	(31,019,938)	13,064,962
Others	509,957	(457,705)	52,252	509,957	(457,705)	52,252
Total	710,679,339	(38,900,451)	671,778,888	695,006,013	(35,374,470)	659,631,543
(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

(2)On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic

Defense). In September, 2021 Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed.

	12.31.2022	12.31.2021
Distribution rights	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	303,802,964	303,973,971
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and Investments in Sorocaba and Leão Alimentos y Bebidas Ltda.)	171,411,484	158,175,979
Paraguay	172,548,023	181,675,993
Argentina (North and South)	3,200,814	2,688,386
Total	650,963,285	646,514,329

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to December 31, 2022				January 1 to December 31, 2021
	Distribution				Distribution
Description	rights	Others	Software	Total	rights	Others	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	646,514,329	52,252	13,064,962	659,631,543	596,365,737	975	8,147,453	604,514,165
Additions	16,881	—	12,020,412	12,037,293	5,773,560	—	6,998,593	12,772,153
Amortization /Impairment	(187,888)	—	(4,208,798)	(4,396,686)	(152,644)	—	(2,637,823)	(2,790,467)
Other increases (decreases) (1)	4,619,963	—	(113,225)	4,506,738	44,527,676	51,277	556,739	45,135,692
Total	650,963,285	52,252	20,763,351	671,778,888	646,514,329	52,252	13,064,962	659,631,543
(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

		Foreign currency translation differences
		where functional currency is different from
Cash Generating Unit	01.01.2022	presentation currency	12.31.2022
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	61,851,449	5,090,059	66,941,508
Argentine operation	39,976,392	6,278,439	46,254,831
Paraguayan operation	7,712,036	(387,476)	7,324,560
Total	118,042,900	10,981,022	129,023,922

		Foreign currency translation differences
		where functional currency is different from
Cash Generating Unit	01.01.2021	presentation currency	12.31.2021
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	56,001,413	5,850,036	61,851,449
Argentine operation	27,343,642	12,632,750	39,976,392
Paraguayan operation	6,477,515	1,234,521	7,712,036
Total	98,325,593	19,717,307	118,042,900

		Foreign currency translation differences
		where functional currency is different from
Cash Generating Unit	01.01.2020	presentation currency	12.31.2020
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	75,674,072	(19,672,659)	56,001,413
Argentine operation	29,750,238	(2,406,596)	27,343,642
Paraguayan operation	7,294,328	(816,813)	6,477,515
Total	121,221,661	(22,896,068)	98,325,593

17  – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	688,800	26,617	13,366,211	4,000,000
Bonds payable, net (1) (Note 17.2)	340,767,980	25,383,339	763,368,160	1,020,661,942
Bottle guaranty deposits	16,427,144	13,402,885	—	—
Derivative contract liabilities (Note 17.3)	2,317,577	758,663	112,175,058	—
Lease liabilities (Note 17.4.1 - 2)	7,100,579	8,191,535	15,892,629	16,387,030
Total	367,302,080	47,763,039	904,802,058	1,041,048,972

(1) Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

	Book value	Fair value	Book value	Fair value
Current	12.31.2022	12.31.2022	12.31.2021	12.31.2021
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	291,681,987	291,681,987	304,312,020	304,312,020
Financial assets at fair value (1)	170,206,554	170,206,554	961,705	961,705
Trade debtors and other accounts receivable (2)	279,770,286	279,770,286	265,490,626	265,490,626
Accounts receivable related companies (2)	15,062,167	15,062,167	9,419,050	9,419,050
Bank liabilities (2)	688,800	107,114	26,617	111,992
Bonds payable (2)	340,767,980	339,666,507	25,383,339	26,774,799
Bottle guaranty deposits (2)	16,427,144	16,427,144	13,402,885	13,402,885
Forward contracts liabilities (see Note 22) (1)	2,317,577	2,317,577	758,663	758,663
Leasing agreements (2)	7,100,579	7,100,579	8,191,535	8,191,535
Accounts payable (2)	384,801,630	384,801,630	327,409,207	327,409,207
Accounts payable related companies (2)	90,248,067	90,248,067	56,103,461	56,103,461

Non-current	12.31.2022	12.31.2022	12.31.2021	12.31.2021
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	75,297,737	75,297,737	281,337,127	281,337,127
Non-current accounts receivable (2)	539,920	539,920	126,464	126,464
Accounts receivable related companies (2)	109,318	109,318	98,940	98,940
Bank liabilities (2)	13,366,211	13,921,569	4,000,000	4,056,753
Bonds payable (2)	763,368,160	729,602,210	1,020,661,942	1,041,841,338
Leasing agreements (2)	15,892,629	15,892,629	16,387,030	16,387,030
Non-current accounts payable (2)	3,015,284	3,015,284	256,273	256,273
Derivative contracts liabilities (see Note 22) (1)	112,175,058	112,175,058	—	—
Accounts payable related companies (2)	10,354,296	10,354,296	11,557,723	11,557,723
(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1 Bank liabilities

17.1.1     Bank liabilities, current

									Maturity		Total
Indebted Entity			Creditor Entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	12.31.2022	12.31.2021
									ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	28,683	—	28,683	26,617
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	—	53,350	53,350	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	21,207	—	21,207	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	585,560	—	585,560	—
Total											688,800	26,617

17.1.2     Bank liabilities, non-current

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2022
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	—	—	4,000,000	—	—	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	—	4,500,000	—	—	—	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	—	4,866,211	—	—	—	4,866,211
													Total	13,366,211

17.1.3     Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2021
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	—	—	4,000,000	—	—	4,000,000
													Total	4,000,000

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2     Bond obligations

	Current		Non-current		Total
Composition of bonds payable	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds face value [1]	341,478,129	26,103,215	769,765,783	1,027,864,462	1,104,136,139	1,053,970,677

17.2.1     Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Current nominal	Adjustment	Interest	Final	Interest	Current		Non-current
Bonds	Series	amount	unit	rate	maturity	payment	12.31.2022	12.31.2021	12.31.2022	12.31.2021
							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	1,253,683	UF	6.50%	12.01.2026	Semiannually	10,513,470	8,769,787	28,795,438	34,515,188
CMF Registration 641 08.23.2010	C	1,227,273	UF	4.00%	08.15.2031	Semiannually	5,427,888	4,853,856	38,302,888	38,035,317
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.80%	08.16.2034	Semiannually	1,967,995	1,737,109	140,443,920	123,966,960
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	1,304,513	1,151,467	105,332,951	92,975,229
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2039	Semiannually	1,491,144	1,316,202	200,132,586	176,652,918
Bonds USA 2023 10.01.2013	—	365,000,000	USD	5.00%	10.01.2023	Semiannually	316,293,761	3,853,898	—	308,311,850
Bonds USA 2050 01.01.2020	—	300,000,000	USD	3.95%	01.21.2050	Semiannually	4,479,358	4,420,896	256,758,000	253,407,000
						Total	341,478,129	26,103,215	769,765,783	1,027,864,462

17.2.2     Non-current maturities

		Year of maturity				Total Non-
		More than 1	More than 2	More than 3		current
	Series	up to 2	up to 3	up to 4	More than 5	12.31.2022
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	10,977,281	11,690,803	6,127,354	—	28,795,438
CMF Registration 641 08.23.2010	C	4,787,861	4,787,861	4,787,861	23,939,305	38,302,888
CMF Registration 760 08.20.2013	D	—	—	—	140,443,920	140,443,920
CMF Registration 760 04.02.2014	E	—	—	—	105,332,951	105,332,951
CMF Registration 912 10.10.2018	F	—	—	—	200,132,586	200,132,586
Bonds USA 2050	—	—	—	—	256,758,000	256,758,000
Total		15,765,142	16,478,664	10,915,215	726,606,762	769,765,783

17.2.3     Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	Standard&Poors Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4     Restrictions

17.2.4.1  Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2  Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

12.31.2022
ThCh$
Average net financial debt last 4 quarters	566.228.101
Net financial debt	642.079.544
Unencumbered assets	2.739.790.315
Total unsecured liabilities	1.881.793.665
EBITDA LTM	463.623.280
Net financial expenses LTM	23.350.639

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

●	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”. Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of December 31, 2022 , this ratio was 1.20 times.

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

As of December 31, 2022, this ratio is 1.46 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

●	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

Consolidated Net Financial Liabilities” will be considered as the result of: /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of December 31, 2022, this ratio was 1.20 times.

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

As of December 31, 2022, this ratio was 1.46 times.

●	Maintain a level of “Net Financial Coverage” greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer’s EBITDA of the last 12 months and the issuer’s Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer’s financial debt account accounted for under “Financial Costs”; and interest income associated with the issuer’s cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2022, Net Financial Coverage was 19.85 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

●	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of December 31, 2022, this ratio was 1.20 times.

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

As of December 31, 2022, this ratio was 1.46 times.

●	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.
●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) ”Depreciation”; plus (vi) ”Intangibles Amortization”.

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

●	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the sum of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of December 31, 2022, this ratio was 1.20 times.

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

As of December 31, 2022, this ratio was 1.46 times.

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

As of December 31, 2022 and 2021 the Company complies with all financial covenants.

17.3     Derivative contract obligations

Please see details in Note 22.

17.4 Liabilities for leasing agreements

17.4.1     Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Amortization	Nominal	Up to	90 days up to	at	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	90 days	1 year	12.31.2022	12.31.2021
								ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	255,231	814,197	1,069,428	873,321
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	29,490	91,801	121,291	180,136
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	67,708	87,905	155,613	267,752
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	74,841	224,521	299,362	289,409
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	61,435	435,873	497,308	148,347
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	—	—	—	24,779
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	206,444	416,130	622,574	486,793
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	43,225	80,028	123,253	138,103
VJ S.A.	Chile	93.899.000-k	De Lage Landen Chile S.A.	Chile	USD	Linear	12.16%	145,000	443,820	588,820	558,872
Vital Aguas S.A.	Chile	76.389.720-6	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Linear	7.50%	262,042	736,459	998,501	1,107,139
Envases Central S.A.	Chile	96.705.990-0	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Linear	5.56%	602,887	—	602,887	2,364,977
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	—	—	—	185,345
Transportes Polar S.A.	Chile	96.928.520-7	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	—	118,883	118,883	101,950
Embotelladora Andina S.A.	Chile	91.144.000-8	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	—	—	—	13,997
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	77,216	232,224	309,440	274,063
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	106,674	71,128	177,802	376,446
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	230,716	702,187	932,903	800,106
Red de Transportes Comerciales S.A.	Chile	76.276.604-3	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	119,510	363,004	482,514	—
									Total	7,100,579	8,191,535

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2    Non-current liabilities for leasing agreements

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2022
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,208,453	1,365,552	1,543,074	1,743,674	2,501,730	8,362,483
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	130,569	140,558	151,311	162,886	409,959	995,283
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	57,105	8,702	—	—	—	65,807
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	292,445	270,586	31,538	29,618	—	624,187
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	—	842,297	—	513,737	335,293	1,691,327
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	—	136,139	—	—	—	136,139
VJ S.A.	Chile	Foreign	De Lage Landen Chile S.A	Chile	USD	Monthly	12.16%	769,982	—	—	—		769,982
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	—	355,952	—	—	—	355,952
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	—	195,393	—	—	—	195,393
Red de Transportes Comerciales S.A.	Chile	76.276.604-3	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	—	831,235	—	—	—	831,235
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	—	1,864,841	—	—	—	1,864,841
												Total	15,892,629

17.4.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2021
								THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	986,852	1,115,143	1,260,112	1,423,926	3,917,596	8,703,629
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	64,906	69,872	75,217	80,971	256,055	547,021
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	115,321	28,670	—	—	—	143,991
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	276,248	269,864	249,693	29,102	27,331	852,238
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	—	86,276	—	—	—	86,276
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	—	296,693	—	234,882	—	531,575
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	—	86,139	—	—	—	86,139
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	1,343,457	—	—	—	—	1,343,457
Vital Aguas S.A.	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	8.20%	602,887	—	—	—	—	602,887
Envases Central S.A.	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	9.00%	—	541,264	—	44,696	—	585,960
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	—	212,945	—	64,460	—	277,405
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	—	156,942	—	—	—	156,942
Embotelladora Andina S.A.	Chile	76.178.360-2	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	—	1,670,939	—	798,571	—	2,469,510
												Total	16,387,030

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18  – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable are detailed as follows:

Classification	12.31.2022	12.31.2021
	ThCh$	ThCh$
Current	384,801,630	327,409,207
Non-current	3,015,284	256,273
Total	387,816,914	327,665,480

Item	12.31.2022	12.31.2021
	ThCh$	ThCh$
Trade accounts payable	298,298,731	248,163,428
Withholding tax	60,738,656	54,812,365
Others	28,779,527	24,689,687
Total	387,816,914	327,665,480

19  – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1        Balances

The composition of provisions is as follows:

Description	12.31.2022	12.31.2021
	ThCh$	ThCh$
Litigation (1)	48,695,427	57,412,406
Total	48,695,427	57,412,406

Current	1,591,644	1,528,879
Non-current	47,103,783	55,883,527
Total	48,695,427	57,412,406
(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, based on the opinion of Management and our legal advisors, according to the following detail:

Description (see note 23.1)	12.31.2022	12.31.2021
	ThCh$	ThCh$
Tax contingencies	27,339,444	28,673,105
Labor contingencies	11,374,753	9,502,630
Civil contingencies	9,981,230	19,236,671
Total	48,695,427	57,412,406

19.2        Movements

The movement of principal provisions over litigation is detailed as follows:

Description	12.31.2022	12.31.2021
	ThCh$	ThCh$
Opening balance at January 1st	57,412,406	50,070,273
Additional provisions	48,639	948,632
Increase (decrease) in existing provisions	6,359,467	5,903,714
Used provision (payments made charged to the provision)	(3,108,988)	(3,717,687)
Reversal of unused provision*	(15,654,522)	(788,215)
Increase (decrease) due to foreign exchange rate differences	3,638,425	4,995,689
Total	48,695,427	57,412,406

(*) During 2022, the provision constituted by a defendant of the Government of the State of Rio de Janeiro related to the Advertising Contract was reversed. This is due to a review of the balances involved where the amounts claimed are reduced in favor of Rio de Janeiro Refrescos Ltda.

20  – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current non-financial liabilities at each reporting period end are detailed as follows:

	Current			Non-current
Description	12.31.2022		12.31.2021	12.31.2022		12.31.2021
	ThCh$		ThCh$	ThCh$		ThCh$
Dividends payable	29,042,469		29,020,899	—		—
Other	13,251,991	(1)	2,216,935	29,589,051	(2)	23,784,817
Total	42,294,460		31,237,834	29,589,051		23,784,817
(1)	Corresponds to an advance payment from Coca-Cola de Chile S.A. for a marketing co-participation plan for the penetration of market equipment, which will be developed between 2022 and until 2024.
(2)	Other non-current corresponds mainly to accounts payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

21  – EQUITY

21.1        Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2022	2021
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1     Capital:

	Paid-in and subscribed capital
Series	2022	2021
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2     Rights of each series:

●	Series A: Elects 12 of the 14 Directors.
●	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2        Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring an unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2022, shareholders agreed to pay out of the 2021 earnings a final dividend additional  to the 30% required by Chile’s Law on Corporations and an eventual final dividend, which were paid on April 26, 2022.

The dividends declared and/or paid per share are presented below:

Approval-Payment		Dividend	Profits imputable	CLP	CLP
Periods		type	to dividends	Series A	Series B
02-25-2020	05-29-2020	Final	2019 Earnings	26.00	28.60
02-25-2020	08-28-2020	Additional	Accumulated Earnings	26.60	28.60
10-27-2020	11-24-2020	Interim	2020 Earnings	26.60	28.60
12-22-2020	01-29-2021	Interim	2020 Earnings	26.00	28.60
04-15-2021	05-28-2021	Final	2020 Earnings	26.00	28.60
04-15-2021	08-27-2021	Additional	2020 Earnings	26.00	28.60
09-28-2021	10-29-2021	Interim	2021 Earnings	29.00	31.90
12.21.2021	01.28.2022	Interim	2021 Earnings	29.00	31.90
04.13.2022	04.26.2022	Final	Accumulated Earnings	189.00	207.9
07.27.2022	08.26.2022	Interim	2022 Earnings	29.00	31.90
09.28.2022	10.28.2022	Interim	2022 Earnings	29.00	31.90
12.27.2022	01.27.2023	Interim	2022 Earnings	29.00	31.90

21.3        Other reserves

The balance of other reserves includes the following:

Concept	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(495,483,366)	(441,580,088)	(517,496,486)
Cash flow hedge reserve	(62,344,501)	50,603,698	(24,719,533)
Reserve for employee benefit actuarial gains or losses	(7,776,316)	(4,885,926)	(4,663,193)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Other	6,014,568	6,014,568	6,014,568
Total	(132,452,557)	37,289,310	(113,727,586)

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

21.3.5     Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment accounted for using the equity method, Translation reserves are detailed as follows:

Description	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Brazil	(140,762,397)	(167,447,389)	(203,657,392)
Argentina	(360,988,849)	(294,696,228)	(291,332,402)
Paraguay	6,267,880	20,563,529	(22,506,692)
Total	(495,483,366)	(441,580,088)	(517,496,486)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Brazil	26,684,992	36,210,003	(104,863,274)
Argentina	(66,292,621)	(3,363,826)	(44,916,480)
Paraguay	(14,295,649)	43,070,221	(28,640,392)
Total	(53,903,278)	75,916,398	(178,420,146)

21.3.6     Consolidated statements of comprehensive income

The detail of the comprehensive income and expense for the periods ended on the dates indicated below, is detailed as follows:

	Gross
Balance as of 2022	Balance	Tax	Net Balance
Cash Flow for hedge (1)	(155.206.655)	42.276.806	(112.929.849)
Exchange rate translation differences (1)	(78.009.918)	23.777.899	(54.232.019)
Benefit related to defined benefit plans	(3.960.084)	1.069.223	(2.890.861)
Total Comprehensive income as of December 31, 2022	(237.176.657)	67.123.928	(170.052.729)

	Gross
Balance as of 2021	Balance	Tax	Net Balance
Cash Flow for hedge (1)	104,232,055	(28,944,992)	75,287,063
Exchange rate translation differences (1)	98,973,862	(22,103,267)	76,870,595
Benefit related to defined benefit plans	(357,840)	96,617	(261,223)
Total Comprehensive income as of December 31, 2021	202,848,077	(50,951,642)	151,896,435

	Gross
Balance as of 2020	Balance	Tax	Net Balance
Cash Flow for hedge (1)	(12,203,755)	2,334,037	(9.869.718)
Exchange rate translation differences (1)	(264,119,093)	84,571,922	(179.547.171)
Benefit related to defined benefit plans	(3,146,362)	849,518	(2.296.844)
Total Comprehensive income as of December 31, 2020	(279.469.210)	87.755.477	(191.713.733)

(1)These concepts will be reclassified to the statements of income when it is settled.

The movement of comprehensive income and expense is as follows:

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2022:	Hedge	Differences	benefit plans
	M$	M$	M$
Increase (decrease)	(155,007,121)	(78,009,918)	(3,617,931)
Deferred taxes	43,070,637	23,777,899	976,841
Reclassification to the result by function	(993,365)	—	(249,771)
Total Changes in Equity	(112,929,849)	(54,232,019)	(2,890,861)
Majority Equity holders	(112,948,199)	(53,903,278)	(2,890,390)
Non-Controlling interests	18,350	(328,741)	(471)
Total Changes in equity as of December 31, 2022	(112,929,849)	(54,232,019)	(2,890,861)

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2021:	Hedge	Differences	benefit plans
	M$	M$	M$
Increase (decrease)	102,529,128	98,973,862	3,026,996
Deferred taxes	(28,469,748)	(22,103,267)	(817,289)
Reclassification to the result by function	1,227,683	—	(2,470,930)
Total Changes in Equity	75,287,063	76,870,595	(261,223)
Majority Equity holders	75,323,231	75,916,398	(222,733)
Non-Controlling interests	(36,168)	954,197	(38,490)
Total Changes in equity as of December 31, 2021	75,287,063	76,870,595	(261,223)

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2020:	Hedge	Differences	benefit plans
	M$	M$	M$
Increase (decrease)	(11,029,171)	(264,119,093)	(3,338,354)
Deferred taxes	2,029,363	84,571,923	901,356
Reclassification to the result by function	(869,910)	—	140,153
Total Changes in Equity	(9,869,718)	(179,547,170)	(2,296,845)
Major Equity holders	(9,686,850)	(178,420,146)	(2,432,441)
Non-Controlling interests	(868)	(1,127,024)	135,596
Total Changes in equity as of December 31, 2020	(9,869,718)	(179,547,170)	(2,296,845)

21.4        Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling Interests
	Ownership %			Shareholders’ Equity			Income
				December	December	December	December	December	December
Details	2022	2021	2020	2022	2021	2020	2022	2021	2020
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	36,451	33,794	23,662	6,410	3,463	2,312
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	4,346	3,761	2,349	(5)	326	244
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	6,177,360	6,331,726	5,037,332	988,416	885,010	791,576
Vital S.A.	35.0000	35.0000	35.0000	8,848,927	8,056,551	8,176,999	923,228	499,923	285,269
Vital Aguas S.A.	33.5000	33.5000	33.5000	2,216,115	2,041,837	1,912,023	198,195	130,522	109,110
Envases Central S.A.	40.7300	40.7300	40.7300	6,669,936	5,738,008	5,227,112	999,807	750,192	(70,996)
Re-Ciclar S.A.*	60.0000	40.0000	—	4,189,373	3,064,078	—	(154,706)	64,082	—
Total				28,142,508	25,269,755	20,379,477	2,961,345	2,333,518	1,117,515

(*) Re-Ciclar is a company incorporated in September 2021 whose purpose is to produce recycled resin for the Coca-Cola system and third parties.

The following tables presents summarized information regarding the Company´s subsidiaries that have non-controlling interest:

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
December 31,2022	S.A.	S.A.	S.A.	S.A	S.A.	Central S.A.	S.A.
Total current assets	132,214,927	16,481,794	72,297,644	27,190,771	7,326,742	22,918,372	14,595,558
Total non-current assets	243,866,619	11,897,459	269,314,097	19,346,711	5,516,881	22,057,335	5,626,492
Total current liabilities	138,653,369	6,679,478	40,454,954	20,026,609	6,073,685	21,712,326	382,408
Total non-current liabilities	23,668,595	915,427	16,451,513	1,228,226	154,669	6,887,495	9,366,211
Net sales	664,003,032	37,915,166	212,339,131	85,067,864	22,026,721	100,227,739	—
Net Income	37,589,788	(25,095)	45,554,603	2,637,795	591,626	2,454,710	(386,764)

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
December 31,2021	S.A.	S.A.	S.A.	S.A	S.A.	Central S.A.	S.A.
Total current assets	107,589,399	13,197,912	64,121,536	25,441,586	5,575,990	17,976,170	4,135,677
Total non-current assets	209,051,488	11,865,984	279,148,198	16,832,859	5,789,335	20,945,892	3,560,269
Total current liabilities	98,942,717	6,210,788	34,207,817	17,498,997	4,934,841	20,091,524	35,751
Total non-current liabilities	19,520,634	868,253	17,242,154	1,756,730	335,449	4,742,707	—
Net sales	517,466,510	30,750,914	169,216,180	64,513,412	16,005,176	77,475,816	—
Net Income	20,307,709	1,558,476	40,788,801	1,428,350	389,619	1,841,867	160,195

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases
December 31,2020	S.A.	S.A.	S.A.	S.A	S.A.	Central S.A.
Total current assets	65,077,621	6,212,726	44,658,550	21,175,722	3,798,228	15,600,566
Total non-current assets	140,891,069	8,247,288	226,241,150	14,306,662	7,297,306	18,205,899
Total current liabilities	56,982,545	2,733,092	24,337,015	11,812,384	3,897,100	13,908,411
Total non-current liabilities	10,226,241	491,364	14,399,594	307,146	1,490,904	7,064,568
Net sales	309,936,060	15,148,572	157,152,584	42,955,659	12,929,160	62,267,424
Net Income	13,386,097	1,168,507	36,482,572	815,053	325,700	(174,313)

21.5        Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2022
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	59,761,287	65,736,355	125,497,642
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	126.27	138.89	132.58

Earnings per share	12.31.2021
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	73,666,409	81,031,741	154,698,150
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	155.65	171.21	163.43

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

As of December 31, 2022, the Company holds the following derivative instruments:

22.1Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, associated with local Bonds (Chile)

As of December 31, 2022, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 9,340,963 (UF 9,752,973 as of December 31, 2021), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset as of December 31, 2022 of CLP 75,297,737 thousand (CLP 34,239,224 thousand as of December 31, 2021) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A.)

As of December 31, 2022, the Company maintains derivative contracts to secure US Dollar public bond obligations of USD 360 million due in 2023, to convert such obligations into Brazilian Real. In addition, derivative contracts amounting to USD 300 million are held to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index) due in 2050. The valuation of the first contract at its fair value generates an asset of CLP 170,143,055 thousand as of December 31, 2022 (CLP 192,844,908 thousand as of December 31, 2021), while the valuation of the second contract at its fair value generates a liability of CLP 112,175,058 thousand as of December 31, 2022 (CLP 54,252,995 thousand asset at December 31, 2021).

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars are absorbed by the amounts recognized under comprehensive income.

22.2        Forward currency transactions expected to be very likely

During 2022 and 2021, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP and USD/GYP. As of December 31, 2022, outstanding contracts amount to USD 80.2 million (USD 70.2 million as of December 31, 2021).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

Fair value hierarchy

As of December 31, 2022, the Company held assets for derivative contracts for CLP 245,504,291 thousand (CLP 282,298,832 thousand as of December 31, 2021) and held liabilities for derivative contracts for CLP 114,492,635 thousand (CLP 758,663 thousand as of December 31, 2021). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

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

	Fair Value Measurement at December 31, 2022
	Quoted prices in
	active markets for
	identical assets or	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	170,206,554	—	170,206,554
Other non-current financial assets	—	75,297,737	—	75,297,737
Total assets	—	245,504,291	—	245,504,291
Liabilities
Other current financial liabilities	—	2,317,577	—	2,317,577
Other non-current financial liabilities	—	112,175,058	—	112,175,058
Total Liabilities	—	114,492,635	—	114,492,635

	Fair Value Measurement at December 31, 2021
	Quoted prices in
	active markets for
	identical assets or	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current and non-current assets
Other current financial assets	—	961,705	—	961,705
Other non-current financial assets	—	281,337,127	—	281,337,127
Total assets	—	282,298,832	—	282,298,832
Liabilities
Current and non-current liabilities
Other current financial liabilities	—	758,663	—	758,663
Other non-current financial liabilities	—	—	—	—
Total liabilities	—	758,663	—	758,663

23  – LITIGATION AND CONTINGENCIES

23.1        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,397,149 thousand (CLP 1,917,657 thousand as of December 31, 2021). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 288,399 thousand to guaranty judicial liabilities.
2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 45,706,634 thousand (CLP 53,965,870 thousand as of December 31, 2021). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 23,260,412 thousand (CLP 23,502,962 thousand as of December 31, 2021).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,950,203,388, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.55%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 2,867,475,111 as of December 31, 2022.

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

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 552,722,424 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 125,421,068.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 464,269,491 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 546,082,453, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,552,353 thousand (CLP 1,487,509 thousand as of December 31, 2021). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.
4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 39,291 thousand (CLP 41,370, thousand as of December 31, 2021). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2        Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

			Committed assets		Accounting value
Guaranty Creditor	Debtor name	Relationship	Guaranty	Type	12.31.2022	12.31.2021
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	98,170	86,416
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Cash	Other non-current financial assets	1,056,320	1,216,865
Mall Plaza	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	330,298	290,890
Serv. Nacional Aduanas	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable		18,583
Metro S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	21,207	24,335
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	142,901	126,136
Lease agreement	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	103,711	—
Others	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	14,183	—
Several retail	Vending	Subsidiary	Cash	Trade accounts and other accounts receivable	61,395	63,792
Several retail	Transportes Refrescos	Subsidiary	Cash	Trade accounts and other accounts receivable	693	628
Several retail	Transportes Polar	Subsidiary	Cash	Trade accounts and other accounts receivable	22,235	69,745
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,605,781	6,057,282
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,457,702	6,562,747
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant and equipment	10,196,929	10,882,933
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	97	164
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	145	247
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	104	176
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,428	2,230
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	10,664	18,153
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	431	734
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	66,697	113,530
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	870	1,480
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	139	237
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,180	2,009
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	541	922
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	60,575	103,110
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	10,870	18,502
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,932	3,289
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,208	2,056
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	4,784	8,143
Bariloche Case	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	—	1,902
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	125,683	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	4,965	5,692
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	—	987
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	—	712
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	—	1,365
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	1,113	1,300

Guarantees that do not commit assets recognized in the Financial Statements:

			Committed assets		Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2022	12.31.2021
					ThCh$	ThCh$
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,936,493	1,593,498
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	7,616,498	4,717,824
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	186,607,491	153,491,717
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	117,027,313	64,725,638
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,280,603	3,027,291
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	3,423,715	3,390,177
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	3,791	637,631

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

Interest Rate Risk

As of December 31, 2022, the Company had outstanding floating- and fixed-rate notes with varying maturities for an aggregate principal amount of Ch$1,104,136 million (collectively the “Notes”), with Ch$340.768 million payable within 12 months. Future interest payments associated with the Notes total Ch$495,574 million, with Ch$25,874 million payable within 12 months.

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

a)     Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 283 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis,

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

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract, In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A (AA rating -according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales,

b)    Financial investment.

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.
ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

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

	BRL/CLP	ARS/CLP	PGY/CLP
Parity variation at December 31, 2022	+8.4%	-41.3%	-5.0%

	Brazil	Argentina	Paraguay
	ThCh$	ThCh$	ThCh$
Total assets	949,137,527	392,963,540	341,611,741
Total liabilities	676,923,781	163,156,211	56,906,467
Net investment	272,213,746	229,807,329	284,705,274
Share on income	24.0%	25.7%	8.0%

-5% variation impact on currency translation
Impact on results for the period	(2,548,633)	(1,800,552)	(2,169,267)
Impact on equity at closing	(12,962,559)	(10,943,206)	(13,557,394)

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

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

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years, with interest calculated for each period:

As of December 31, 2022	Payments on the year of maturity
		More than 1	More than 2	More than 3
Item	1 year	up to 2	up to 3	up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	741,228	—	4,081,333	—	—
Bonds payable	340,767,980	15,765,142	16,478,664	10,915,215	720,209,139
Lease obligations	7,100,579	2,854,106	5,615,704	6,887,353	535,465
Contractual obligations (1)	127,611,501	39,242,308	5,973,129	5,339,005	4,950,895
Total	476,221,288	57,861,556	32,148,830	23,141,573	725,695,499

As of December 31, 2021	Payments on the year of maturity
		More than 1	More than 2	More than 3
Item	1 year	up to 2	up to 3	up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	26,617	—	—	4,000,000	—
Bonds payable	25,383,339	321,636,043	13,915,567	14,545,378	670,564,954
Lease obligations	8,191,535	4,949,066	2,975,353	2,641,096	5,821,515
Contractual obligations (1)	85,354,594	31,678,743	9,036,380	8,992,060	4,950,895
Total	118,956,085	358,263,852	25,927,300	30,178,534	681,337,364

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

25  – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2022	01.01.2021	01.01.2020
Description	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Direct production costs	(1,388,536,599)	(1,192,363,804)	(862,383,664)
Payroll and employee benefits	(376,196,521)	(301,522,420)	(252,337,262)
Transportation and distribution	(224,190,549)	(174,253,526)	(126,683,586)
Advertisement	(26,575,951)	(28,475,957)	(6,917,300)
Depreciation and amortization	(119,365,431)	(104,775,303)	(110,920,517)
Repairs and maintenance	(43,847,581)	(38,631,914)	(25,971,485)
Other expenses	(133,021,583)	(84,272,085)	(73,455,798)
Total (1)	(2,311,734,215)	(1,924,295,009)	(1,458,669,612)
(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs.

26  – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2022	01.01.2021	01.01.2020
Description	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Gain due to disposal of Property, plant and equipment	79,650	480,401	16,005
Recovery of PIS credit and COFINS (1)	—	—	6,744,341
Credit recovery in Brazil (2)	1,856,762	—	—
Others	561,108	857,477	1,595,952
Total	2,497,520	1,337,878	8,356,298
(1)	See Note 6 for more information on recovery.
(2)	restitution of credits for the payment of coffee quota (cota café).

27  – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2022	01.01.2021	01.01.2020
Description	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Contingencies and non-operating fees	6,316,102	(7,950,093)	(1,081,812)
Tax on bank debits and other bank expenses	(7,150,739)	(5,270,040)	(3,367,615)
Write-offs, disposals and loss of property, plant and equipment	—	(417,623)	(7,972,976)
Others	(51,694)	(1,574,034)	(5,007,853)
Total	(886,331)	(15,211,790)	(17,430,256)

28  – FINANCIAL INCOME AND EXPENSES

Financial income and costs are detailed as follows:

a)    Financial income

	01.01.2022	01.01.2021	01.01.2020
Description	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Interest income	32,388,801	2,196,886	7,931,055
Ipiranga purchase warranty restatement	39,509	11,290	7,674
From PIS credit and COFINS (1)	2,054,586	1,312,930	5,124,810
Other financial income	5,239,514	4,270,763	1,882,340
Total	39,722,410	7,791,869	14,945,879
(1)	See Note 6 for more information on recovery.

b)    Financial expenses

	01.01.2022	01.01.2021	01.01.2020
Description	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$
Bond interest	(51,863,601)	(48,624,062)	(45,927,500)
Bank loan interest	(1,782,972)	(267,012)	(1,186,731)
Lease interest	(2,092,868)	(1,816,506)	(1,873,571)
Other financial costs	(3,808,512)	(2,284,876)	(5,785,035)
Total	(59,547,953)	(52,992,456)	(54,772,837)

29  – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2022	01.01.2021	01.01.2020
Description	12.31.2022	12.31.2021	12.31.2020
	ThCh$	ThCh$	ThCh$

Other gains and losses*	(24,983,899)	—	287
Total	(24,983,899)	—	287
* During the first half of 2022, losses of CLP 24,982,887 thousand were recorded due to the sale of a receivable owned by Embotelladora Andina S.A. to a financial institution at a discount. The receivable of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentinian pesos.

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2022	12.31.2021
	ThCh$	ThCh$
Cash and cash equivalent	291,681,987	304,312,020
USD	14,266,343	13,640,823
EUR	870,613	2,838,102
CLP	138,205,025	176,278,025
BRL	69,923,621	56,272,827
ARS	29,215,288	22,425,407
PGY	39,201,097	32,856,836

Other current financial assets	263,044,869	195,470,749
CLP	92,826,375	194,834,125
BRL	170,154,995	140,544
ARS	—	481,148
PGY	63,499	14,932

Other non-current financial assets	26,957,000	14,719,104
USD	847,149	1,141,780
EUR	329,535	77,526
UF	517,748	256,912
CLP	12,478,839	6,282,535
BRL	2,382,575	1,183,076
ARS	8,596,540	3,831,513
PGY	1,804,614	1,945,762

Trade debtors and other accounts payable	279,770,286	265,490,626
USD	1,467,851	2,347,439
EUR	6,770	—
UF	49,469	69,142
CLP	155,443,395	147,478,959
BRL	74,851,690	76,173,944
ARS	39,795,968	32,330,010
PGY	8,155,143	7,091,132

Accounts receivable related entities	15,062,167	9,419,050
CLP	14,738,236	6,674,178
BRL	86,492	87,865
ARS	237,439	2,657,007

Inventory	245,886,656	191,350,206
CLP	103,719,764	77,225,374
BRL	60,074,387	44,848,239
ARS	62,655,300	54,376,217
PGY	19,437,205	14,900,376

Current tax assets	39,326,427	10,224,368
CLP	33,296,214	5,574,826
BRL	5,633,971	4,649,542
ARS	396,242	—

Total current assets	1,161,729,392	990,986,123
USD	16,581,343	17,130,042
EUR	1,206,918	2,915,628
UF	567,217	326,054
CLP	550,707,848	614,348,022
BRL	383,107,731	183,356,037
ARS	140,896,777	116,101,302
PGY	68,661,558	56,809,038

NON-CURRENT ASSETS	12.31.2022	12.31.2021
	CLP (000’s)	ThCh$
Other non-current assets	94,852,711	296,632,012
UF	75,297,737	34,239,224
CLP	3,317,778	55,469,858
BRL	—	192,844,909
ARS	16,237,196	14,078,021

Other non-current, non-financial assets	59,672,266	70,861,616
USD	91,220	673,524
CLP	483,530	419,910
BRL	55,060,849	66,621,741
ARS	2,367,042	1,836,280
PGY	1,669,625	1,310,161

Non-current accounts receivable	539,920	126,464
UF	249,366	7,089
CLP	233,773	76,649
ARS	56,781	—
PGY	—	42,726

Non-current accounts receivable related entities	109,318	98,941
CLP	109,318	98,941

Investments accounted for using the equity method	92,344,598	91,489,194
CLP	53,869,966	52,519,699
BRL	38,474,632	38,969,495

Intangible assets other than goodwill	671,778,888	659,631,543
CLP	312,981,971	311,086,862
BRL	177,173,694	159,307,806
ARS	9,075,200	7,560,882
PGY	172,548,023	181,675,993

Goodwill	129,023,922	118,042,900
CLP	9,523,768	9,523,767
BRL	65,920,764	60,830,705
ARS	46,254,831	39,976,392
PGY	7,324,559	7,712,036

Property, plant and equipment	798,221,259	716,379,127
EUR	3,146	404,450
CLP	303,797,013	273,812,253
BRL	229,486,365	201,527,151
ARS	177,219,624	152,227,991
PGY	87,715,111	88,407,282

Deferred tax assets	2,428,333	1,858,727
CLP	2,428,333	1,858,727

Total non-current assets	1,848,971,215	1,955,120,524
USD	91,220	673,524
EUR	3,146	404,450
UF	75,547,103	34,246,313
CLP	686,745,450	704,866,666
BRL	566,116,304	720,101,807
ARS	251,153,893	215,679,566
PGY	269,314,099	279,148,198

	12.31.2022			12.31.2021
CURRENT LIABILITIES	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	13,431,339	353,870,741	367,302,080	10,887,752	36,875,287	47,763,039
USD	249,660	321,143,849	321,393,509	233,993	8,329,598	8,563,591
UF	11,047,586	11,557,808	22,605,394	9,155,688	10,086,725	19,242,413
CLP	893,612	14,216,358	15,109,970	923,663	13,491,768	14,415,431
BRL	427,270	1,703,193	2,130,463	413,835	1,381,397	1,795,232
ARS	813,211	3,910,926	4,724,137	94,094	2,272,643	2,366,737
PGY	—	1,338,607	1,338,607	66,479	1,313,156	1,379,635

Current trade accounts and other accounts payable	369,548,991	15,252,639	384,801,630	312,643,627	14,765,580	327,409,207
USD	34,223,389	33,046	34,256,435	20,438,936	1,309,678	21,748,614
EUR	3,148,088	899,198	4,047,286	6,093,006	—	6,093,006
UF	2,263,175	—	2,263,175	2,359,381	—	2,359,381
CLP	166,847,281	14,320,395	181,167,676	142,370,837	13,455,902	155,826,739
BRL	78,514,701	—	78,514,701	74,142,872	—	74,142,872
ARS	69,945,679	—	69,945,679	52,030,144	—	52,030,144
PGY	14,606,678	—	14,606,678	15,208,451	—	15,208,451
Other currencies

Current accounts payable to related entities	90,248,067	—	90,248,067	56,103,461	—	56,103,461
CLP	44,298,074	—	44,298,074	29,349,401	—	29,349,401
BRL	35,671,648	—	35,671,648	16,799,532	—	16,799,532
ARS	8,587,487	—	8,587,487	9,893,495	—	9,893,495
PGY	1,690,858	—	1,690,858	61,033	—	61,033

Other current provisions	1,319,935	271,709	1,591,644	1,082,929	445,950	1,528,879
CLP	1,319,935	232,418	1,552,353	1,082,929	404,580	1,487,509
PGY	—	39,291	39,291	—	41,370	41,370

Current tax liabilities	627,257	13,988,190	14,615,447	20,733,623	9,779,164	30,512,787
CLP	627,257	7,301	634,558	20,038,643	8,452	20,047,095
ARS	—	13,479,571	13,479,571	694,980	8,524,083	9,219,063
PGY	—	501,318	501,318	—	1,246,629	1,246,629

Current employee benefit provisions	45,482,776	2,909,030	48,391,806	13,434,697	21,577,375	35,012,072
CLP	8,115,837	1,052,395	9,168,232	1,181,717	7,327,637	8,509,354
BRL	19,586,150	—	19,586,150	11,649,154	—	11,649,154
ARS	17,780,789	—	17,780,789	603,826	12,529,323	13,133,149
PGY	—	1,856,635	1,856,635	—	1,720,415	1,720,415

Other current non-financial liabilities	1,054,187	41,240,273	42,294,460	612,391	30,625,443	31,237,834
CLP	1,043,048	41,072,576	42,115,624	612,391	30,472,381	31,084,772
ARS	11,139	—	11,139	—	18,234	18,234
PGY	—	167,697	167,697	—	134,828	134,828

Total current liabilities	521,712,552	427,532,582	949,245,134	415,498,480	114,068,799	529,567,279
USD	34,473,049	321,176,895	355,649,944	20,672,929	9,639,276	30,312,205
EUR	3,148,088	899,198	4,047,286	6,093,006	—	6,093,006
UF	13,310,761	11,557,808	24,868,569	11,515,069	10,086,725	21,601,794
CLP	223,145,044	70,901,442	294,046,486	195,559,581	65,160,720	260,720,301
BRL	134,199,769	1,703,193	135,902,962	103,005,393	1,381,397	104,386,790
ARS	97,138,305	17,390,497	114,528,802	63,316,539	23,344,283	86,660,822
PGY	16,297,536	3,903,548	20,201,084	15,335,963	4,456,398	19,792,361

	31.12.2021				31.12.2020
	More than 1 year	More than 3 and			More than 1 year	More than 3 and	More than
NON-CURRENT LIABILITIES	up to 3	up to 5	More than 5 years	Total	up to 3	up to 5	5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	40,713,614	28,457,265	835,631,179	904,802,058	35,164,178	331,118,858	674,765,936	1,041,048,972
USD	1,612,279	513,738	251,617,079	253,743,096	1,726,426	308,546,732	247,094,136	557,367,294
UF	35,491,226	15,781,426	468,927,353	520,200,005	29,821,850	15,453,105	423,470,818	468,745,773
CLP	—	8,500,000	112,175,058	120,675,058	602,887	4,000,000	—	4,602,887
BRL	3,473,970	3,662,101	2,911,689	10,047,760	2,926,876	3,119,021	4,200,982	10,246,879
ARS	136,139	—	—	136,139	86,139	—	—	86,139

Non-current accounts payable	3,015,284	—	—	3,015,284	256,273	—	—	256,273
CLP	3,015,284	—	—	3,015,284	256,273	—	—	256,273

Accounts payable related entities	10,354,296	—	—	10,354,296	11,557,723	—	—	11,557,723
BRL	10,354,296	—	—	10,354,296	11,557,723	—	—	11,557,723

Other non-current provisions	1,397,148	45,706,635	—	47,103,783	1,917,655	53,965,872	—	55,883,527
BRL	—	45,706,635		45,706,635	—	53,965,872	—	53,965,872
ARS	1,397,148	—	—	1,397,148	1,917,655	—	—	1,917,655

Deferred tax liabilities	26,966,210	34,088,989	104,723,357	165,778,556	21,365,277	35,470,702	111,618,848	168,454,827
CLP	5,617,287	38,945	88,895,598	94,551,830	3,619,149	1,845,868	95,076,888	100,541,905
BRL	—	34,050,044	—	34,050,044	—	33,624,834	—	33,624,834
ARS	21,348,923	—	—	21,348,923	17,746,128	—	—	17,746,128
PGY	—	—	15,827,759	15,827,759	—	—	16,541,960	16,541,960

Non-current employee benefit provisions	1.299.511	60,560	16,049,722	17,409,793	1,329,992	62,456	12,747,222	14,139,670
CLP	665,274	60,560	16,049,722	16,775,556	629,798	62,456	12,747,222	13,439,476
ARS	10,484	—	—	10,484
PGY	623,753	—	—	623,753	700,194	—	—	700,194

Other non-financial liabilities	—	29,589,051	—	29,589,051	21,113	23,763,704	—	23,784,817
BRL	—	29,589,051	,	29,589,051	—	23,763,704	—	23,763,704
ARS					21,113	—	—	21,113

Total non-current liabilities	83,746,063	137,902,500	956,404,258	1,178,052,821	71,612,211	444,381,592	799,132,006	1,315,125,809
USD	1,612,279	513,738	251,617,079	253,743,096	1,726,426	308,546,732	247,094,136	557,367,294
UF	35,491,226	15,781,426	468,927,353	520,200,005	29,821,850	15,453,105	423,470,818	468,745,773
CLP	9,297,845	8,599,505	217,120,378	235,017,728	5,108,107	5,908,324	107,824,110	118,840,541
BRL	13,828,266	113,007,831	2,911,689	129,747,786	14,484,599	114,473,431	4,200,982	133,159,012
ARS	22,892,694	—	—	22,892,694	19,771,035	—	—	19,771,035
PGY	623,753	—	15,827,759	16,451,512	700,194	—	16,541,960	17,242,154

31  – SUBSEQUENT EVENTS

No other events have occurred subsequent to December 31, 2022 that may significantly affect the Company’s consolidated financial position.