Form 20-F
period 2023-12-31
ANDINA BOTTLING CO INC
filed 2024-03-27
CIK 925261

As filed with the Securities and Exchange Commission on March 27, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

◻ Yes ⌧ No

INTRODUCTION

Certain Definitions

Unless the context otherwise requires, as used in this annual report the following terms have the meanings set forth below:

●	the “Company,” “we,” “our,” “Andina” and “Coca-Cola Andina” means Embotelladora Andina S.A. and its consolidated subsidiaries;
●	“Andina Argentina” means our subsidiary, Embotelladora del Atlántico S.A., or EDASA;
●	“Andina Brazil” means our subsidiary, Rio de Janeiro Refrescos Ltda. and its subsidiaries;
●	“AEASA” means our subsidiary, Andina Empaques Argentina S.A.;
●	“EDASA” means our subsidiary, Embotelladora del Atlántico S.A.;
●	“PARESA” means our subsidiary, Paraguay Refrescos S.A.;
●	“Envases CMF” means our affiliate, Envases CMF S.A.;
●	“ECSA” means our subsidiary, Envases Central S.A.;
●	“Re-Ciclar” means our subsidiary, Re-Ciclar S.A.;
●	“Circular-Pet” means Circular-Pet S.A.;
●	“Vital Jugos” means our subsidiary, VJ S.A., previously known as Vital S.A. and subsequently Vital Jugos S.A.;
●	“VASA” means our subsidiary, Vital Aguas S.A.;
●	“TAR” means our subsidiary, Transportes Andina Refrescos Ltda.;
●	“The Coca-Cola Company” means The Coca-Cola Company and its subsidiaries, including without limitation Coca-Cola de Chile S.A. (“CC Chile”), which operates in Chile, Recofarma Indústrias do Amazonas Ltda. (“CC Brazil”), which operates in Brazil, and Servicios y Productos para Bebidas Refrescantes S.R.L. (“CC Argentina”), which operates in Argentina;
●	the “Chilean territory” means the regions of Antofagasta, Atacama, Coquimbo, Metropolitan Region of Santiago, Aysén and Magallanes and the Chilean Antarctic and the provinces of Cachapoal and San Antonio;
●	the “Brazilian territory” means the greater part of the State of Rio de Janeiro, the totality of the State of Espírito Santo and parts of the State of São Paulo and the State of Minas Gerais;
●	the “Argentine territory” means the provinces of Córdoba, Mendoza, San Juan, San Luis, Santa Fe, Entre Ríos, La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego as well as the western part of the province of Buenos Aires; and
●	the “Paraguayan territory” means the country of Paraguay.

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

The Company’s consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and the Interpretations issued by the International Financial Reporting Standards IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS.

Our consolidated financial statements are presented in Chilean pesos. Our consolidated financial statements reflect the results of our subsidiaries located in Brazil, Argentina and Paraguay, converted into Chilean pesos (our functional and presentation currency). IFRS requires assets and liabilities to be converted from the functional currency of our subsidiaries outside Chile to our reporting currency (Chilean peso) at the end of period exchange rates and income and expense accounts to be converted at the average monthly exchange rate for the month in which income or expense is recognized for subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2021, 2022 and 2023 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

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

You should understand that the following important factors, in addition to those discussed elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially and adversely from those expressed in our forward-looking statements:

●	changes in general economic, business, political or other conditions in the regions where we operate;
●	the impact of the occurrence or resurgence of global or regional health events, such as the COVID-19 pandemic, and government measures aimed at limiting the spread of pathogens;
●	changes in the legal and regulatory framework of the beverage sector in the regions where we operate;
●	the monetary and interest rate policies of the central banks of the countries in which we operate;
●	unanticipated movements or volatility in interest rates, foreign exchange rates, inflation, equity prices or other rates or prices;
●	changes in taxes;
●	our inability to hedge certain risks economically;
●	potential effects of weather conditions, earthquakes, tsunamis or other natural disasters;
●	the outcome of litigation against us;
●	the nature and extent of competition in the beverage industry in Latin America and the effect of competition on the prices we are able to charge for our products;
●	volatility and fluctuations in demand for our products and the effect of such changes on the volume that we are able to sell and the price that we are able to charge for our products;
●	capital and credit market conditions, including the availability of credit changes in interest rates;
●	delays in the development of our projects, changes to our investment plans, due to changes in demand, authorizations, etc.; and
●	the factors described under “Risk Factors.”

The forward-looking statements contained in this document speak only as of the date of this annual report, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless required by law.

Market Data

We have computed the information contained in this annual report regarding annual volume and per capita growth rates and levels, and market share, product segment, and population data in our bottling territories, based upon accumulated statistics developed by us. Market share information presented with respect to soft drinks, juices, waters and beer is based on data supplied by A.C. Nielsen Company. For market share information, corresponding to year 2021, note that A.C. Nielsen Company changed the methodology and sample in Argentina, Chile and Paraguay and figures for that period were obtained using such methodology, however, 2022 and 2023 figures presented herein were obtained from surveys carried out using the former methodology. Therefore, 2022 and 2023 figures pertaining to market share information in those countries may not be fully comparable to those of 2021. Furthermore, in 2023, A.C., Nielsen modified the calculation methodology in conjunction with a change in the information collection channels in Brazil; therefore, for the purpose of ensuring comparability, the figures for 2021 and 2022 in Brazil were recalculated.

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

●	We rely heavily on our relationship with The Coca-Cola Company, which has substantial influence over our business and operations. Non-renewal of our authorization to produce and market its branded products, or other changes in our relationship, may adversely affect our business.
●	The beverage business environment is changing rapidly, including as a result of increased health and environmental concerns, such as epidemic diseases, single use packaging, and plastic bottles pollution, and if we do not address evolving consumer product and shopping preferences, our business could suffer.
●	Increased concern about the health effects of sugar and other sweeteners in beverages could result in changes to the beverage business that may adversely affect our financial results.
●	Our business is highly competitive, including with respect to price competition, which may adversely affect our net profits and margins.
●	If our raw material costs increase, including as a result of U.S. dollar/local currency exchange risk, price volatility and inflation, our profitability may be affected.
●	Instability in the supply of utility services and oil prices may adversely impact our results of operations.
●	Water scarcity, poor water quality and energy shortages could adversely impact our production costs and capacity.
●	Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.
●	Our ability to achieve our environmental, social and governmental goals are subject to risks, many of which are outside of our control and our reputation and brands could be harmed if we fail to meet such goals.
●	Significant additional labeling or warning requirements may inhibit sales of our products.
●	Our business may be adversely affected if we are unable to maintain brand image and product quality.

●	Trademark infringement could adversely impact our beverage business.
●	We may not be able to successfully implement our expansion strategies or achieve the expected operational efficiencies or synergies from potential acquisitions.
●	Weather conditions or natural disasters may adversely affect our business.
●	Our business is subject to risks arising from pandemics such as the COVID-19.
●	Our insurance coverage may not adequately cover losses resulting from the risks for which we are insured.
●	If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.
●	If we fail to comply with personal data protection and privacy laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.
●	Perception of risk in emerging economies may impede our access to international capital markets, hinder our ability to finance our operations and adversely affect our financial performance.
●	Our business may be adversely affected if we fail to renew collective bargaining labor agreements on satisfactory terms or experience strikes or other labor unrest.
●	Our business is subject to regulation, which is complex and subject to change.
●	Our business is subject to increasing environmental regulation, which may result in increases in our operating costs or adverse changes in consumer demand.
●	If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through significant liabilities, a reduction of sales, increased costs or damage to our reputation.
●	Adverse judgments or determinations in tax proceedings to which we are, or may become, a party, may have a material adverse impact on our business and results of operations.
●	The countries in which we operate may adopt new tax laws or modify existing laws or their interpretations, to increase taxes applicable to our business or reduce existing tax incentives.
●	If we do not successfully comply with laws and regulations designed to combat corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, and our sales and profitability could suffer.
●	We may not be able to recruit or retain key personnel.
●	A devaluation of the currencies of the countries where we have our operations, with regard to the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos. In addition, our financial condition and results of operations could also be adversely affected by changes over which we have no control.
●	The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity.
●	Geopolitical and other challenges and uncertainties globally could have a material adverse effect on the global economy and our business.
●	Negative information on social media and similar platforms could adversely affect our reputation.

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

The Coca-Cola Company has substantial influence on the conduct of our business. The interests of The Coca-Cola Company may be different from the interests of our other shareholders. The largest part of our net sales for 2022 and 2023, respectively, were derived from the distribution of soft drinks and other beverages bearing trademarks owned by The Coca-Cola Company. In addition, The Coca-Cola Company currently owns, directly or through its subsidiaries, 14.65% of our Series A shares (representing 7.33% of our total shares) and benefits from certain rights under a shareholders’ agreement.

We produce, market and distribute Coca-Cola products through standard bottler agreements between our bottler subsidiaries and The Coca-Cola Company. Under these bottler agreements, we are prohibited from producing, bottling, distributing, or selling any products that could be substituted for, be confused with or be considered an imitation of soft drinks or other beverages and products under the trademarks of The Coca-Cola Company.

The Coca-Cola Company has the ability to exert a substantial influence on the business of the Company through its rights under the bottler agreements. The Coca-Cola Company also monitors our prices and has the right to review and approve our marketing, operating and advertising plans. These factors may have an impact on our profit margins, which could adversely affect our net income and results of operations.

Marketing campaigns for Coca-Cola products are designed and controlled by The Coca-Cola Company. The Coca-Cola Company also makes significant contributions to our marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contribution at any time.

We depend on The Coca-Cola Company to renew our bottler agreements, which are subject to termination by The Coca-Cola Company in the event we default or upon expiration of their respective terms. We currently are party to four bottler agreements: one agreement for Chile, which expires in December 2024, one agreement for Brazil, which expires in October 2027, one agreement for Argentina, which expires in September 2027, and one agreement for Paraguay, which expires in March 2028. We cannot provide any assurance that our bottler agreements will be maintained or renewed upon their termination. Even if they are renewed, we cannot provide any assurance that renewal will be granted on the same terms as those currently in effect. Termination, non-extension or non-renewal of any of our bottler agreements would prevent us from selling Coca-Cola trademark beverages in the affected territory, which would have a material adverse effect on our business, financial condition and results of operation.

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

The beverage business environment is changing rapidly, including as a result of increased health and environmental concerns, such as epidemic diseases, single use packaging, and plastic bottles pollution, and if we do not address evolving consumer product and shopping preferences, our business could suffer.

The beverage business environment in our territories is dynamic and constantly evolving rapidly as a result of, among other things, changes in consumer preferences, including changes based on health and nutrition considerations, epidemic diseases, single use packaging, and plastic bottles pollution. Changes in consumer lifestyles; concerns regarding location of origin or source of ingredients and raw materials, and the environmental and sustainability impact of the product manufacturing process; consumer shopping patterns; consumer emphasis on transparency related to our products and packaging; are affecting the beverages industry. If we are unable to successfully adapt in this new environment, our participation in the sales of beverages and financial results in general would be negatively affected.

Increased concern about the health effects of sugar and other sweeteners in beverages could result in changes to the beverage business.

Consumers, public health officials and government agencies are increasingly concerned with public health consequences associated with obesity, particularly among young people. Additionally, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of sugar-sweetened beverages and beverages sweetened with nutritive or alternative sweeteners. Increasing public concern about these issues, the possibility of taxes on sugar-sweetened beverages or other sweeteners, additional governmental regulations concerning the marketing, labeling, packaging or sale of our beverages and any negative publicity resulting from actual or threatened legal actions against beverage companies relating to the marketing, labeling or sale of beverages may reduce demand for our products or increase the cost, which could adversely affect our profitability.

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

We purchase our raw materials from both domestic and international suppliers, some of which must be approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Because the prices of our main raw materials –except for concentrate– are denominated in U.S. dollars, we are subject to local currency risk with respect to each of our operations. If any of the Chilean peso, Brazilian real, Argentine peso, or Paraguayan guaraní were to depreciate significantly against the U.S. dollar, the cost of certain raw materials in our respective territories could rise significantly, which could have an adverse effect on our financial condition and results of operations. We cannot assure you that these currencies will not lose value against the U.S. dollar in the future. Additionally, some raw material prices are subject to high volatility, which could also have a material adverse effect on our profitability. The supply or cost of specific raw materials could be adversely affected by domestic or global price changes, strikes, weather conditions, taxes, inflation, governmental controls, pandemics, or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our financial performance.

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

Some of the countries in which we operate have experienced prolonged periods of drought in the past. In the event that these drought periods occur and are prolonged over time, the costs of our operations could be significantly affected due to water scarcity and consequent power shortages. Similarly, in the event that a drought situation worsens, the authorities could be forced to issue new laws and regulations that could limit or restrict the sale of our products, which could adversely affect our financial results.

We also anticipate future discussions on new regulations in countries where we operate relating to future ownership and use of water resources, including possible nationalization, and stricter controls on water usage. In the event that these discussions lead to relevant changes in regulations regarding the ownership or use of water resources, the costs of our operation could be significantly affected.

We cannot assure you that water will be available in sufficient quantities and/or quality to meet our future production needs or will prove sufficient to meet our current water supply needs.

Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere is causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, and corn which are important sources of ingredients for our products. Climate change may also exacerbate extreme weather, resulting in water scarcity or flooding, and cause a further deterioration of water quality in affected regions, which could limit water availability for our operations. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment and/or may result in increased disclosure obligations. Among such increased disclosure obligations are the rules recently adopted by the SEC on March 6, 2024, which require registrants to disclose certain climate-related information, including greenhouse gas emissions. These rules are expected to become effective for our company for the fiscal year 2025. If these rules become effective, we would incur in additional compliance burdens. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our beverage products. The effects of climate change and legal or regulatory initiatives to address climate change could have an adverse impact on our business and results of operations.

Our ability to achieve our environmental, social and governance goals are subject to risks, many of which are outside of our control, and our reputation and brands could be harmed if we fail to meet such goals.

Companies across all industries are facing increasing scrutiny from stakeholders related to environmental, social and governance (“ESG”) matters, including practices and disclosures related to environmental stewardship; social responsibility; diversity, equity and inclusion; and workplace rights. Our ability to achieve our ESG goals and objectives and to report our progress accurately and transparently, presents numerous operational, financial, legal and other risks. If we are unable to meet our ESG goals or evolving stakeholder expectations and industry standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation, and therefore our ability to sell products, could be negatively impacted.

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

The countries in which we operate may adopt significant advertising restrictions as well as additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our Coca-Cola products or other products. These requirements may adversely affect sales of our products and our results of operations. In addition, given the uncertainty surrounding the interpretation of these requirements, we may occasionally be subject to costs and penalties associated with non-compliance, which are difficult to predict.

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

We take significant precautions in order to minimize any risk of defects or contamination in our products. These precautions include quality-control programs for raw materials, the production process and our final products. We have also established procedures to correct as soon as practicable any problems that are detected. However, the precautions and procedures we implement may not be sufficient to protect us from potential incidents.

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

Key elements to achieving the benefits and expected synergies of our acquisitions are the integration of acquired businesses’ operations into our own in a timely and effective manner and the retention of qualified and experienced key personnel. We may incur in unforeseen liabilities in connection with acquiring, taking control of, or managing beverage operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. These difficulties include distraction of management from current operations, difficulties in integration with our existing business and technology, greater than expected liabilities and expenses, inadequate return on capital, and unidentified issues not discovered in our pre-acquisition investigations and evaluations of those strategies and acquisitions. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, financial condition, and results of operations could be adversely affected if we are unable to do so.

In addition, mergers and acquisitions may require prior approval by local regulators. We cannot assure you that such regulators will grant their approval for all transactions involving Andina.

Weather conditions or natural disasters may adversely affect our business.

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of our beverages. Additionally, adverse weather conditions or natural disasters, such as earthquakes and floods, may affect road infrastructure in the countries in which we operate and limit our ability to sell and distribute our products.

Our business is subject to risks arising from pandemics such as the COVID-19.

Pandemics poses the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Additionally, we may experience raw material supply disruptions.

Pandemics and related government measures could adversely affect our business and results of operations, potentially materially.

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

In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), primarily employees, former employees, suppliers and consumers with whom we interact. As a result, we are subject to laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in any jurisdictions in which Andina operates and at any time. These laws impose operational requirements for companies receiving or processing personal data, and many provide for significant penalties for noncompliance. Also, new standards or regulations over data security or the handling of personal information, in the countries where we operate, may increase our costs in order to comply with those potential regulations and have required and may in the future require costly changes to our business practices and information security systems, policies, procedures and practices.

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

A substantial portion of our employees is covered by several collective bargaining labor agreements. Some of these agreements expire every year. Our inability to renegotiate these agreements on satisfactory terms could cause work stoppages and interruptions, which may adversely impact our operations. Changes to the terms and conditions of existing agreements could also increase our costs or otherwise have an adverse effect on our operational efficiency. We experience periodic strikes and other forms of labor unrest through the ordinary course of business. We cannot assure you labor interruptions or other labor unrest will not occur in the future. If we experience strikes, work stoppages or other forms of labor unrest at any of our production facilities, our ability to supply beverages to customers could be impaired, which would reduce our net operating revenues and could expose us to customer claims.

Our business is subject to regulation, which is complex and subject to change.

We are subject to local regulations in each of the territories in which we operate. The main areas of regulation are water, environment, labor, taxation, health, consumer protection, advertising, social security, and antitrust. Regulation could affect our ability to set prices for our products. The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. Further changes in current regulations may result in increased compliance costs, which may have an adverse effect on our results or financial condition.

In the past, voluntary price restraints or statutory price controls have been imposed in several of the countries in which we operate. Currently, there are no restraints or price controls applicable to our products in any of the territories in which we operate. However, we cannot assure you that government authorities in any country in which we operate will not impose statutory price controls, or that we will not be requested to impose voluntary price restraints in the future. The potential imposition of restraints or price controls in the future may have an adverse effect on our results and financial condition. Additionally, increases in minimum wages, as well as changes in the interpretation of labor laws and regulations, may also have an adverse effect on our results and financial condition.

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

In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Additionally, new laws and regulations on waste management and extended liability of the producer of plastic bottles may also have an adverse effect on our results and financial condition.

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

Antitrust complaints may be submitted in Chile without any prior admissibility test and, as a result, we cannot predict whether unsubstantiated claims against us will be filed. In addition, the Economic National Public Prosecutors’ Officer (Fiscalía Nacional Económica or FNE) may initiate ex officio investigations involving our business to identify potential risks of antitrust infringement. Possible sanctions in matters of competition could have an adverse effect on our business.

Adverse judgments or determinations in tax proceedings to which we are, or may become, a party, may have a material adverse impact on our business and results of operations.

For further information, see “Risks Relating to Brazil – Brazilian tax proceedings may result in a significant tax liability.”

The countries in which we operate may adopt new tax laws or modify existing laws or their interpretations, to increase taxes applicable to our business or reduce existing tax incentives.

We cannot assure you that any governmental authority in any country where we operate will not impose new taxes or increase the taxes on our products in the future. The imposition of new taxes, the increases in taxes or the reduction of tax incentives may have a material adverse effect on our business, financial condition and results.

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time in the jurisdictions in which we operate. Any new taxes could adversely affect our domestic and international business operations and our business and financial performance. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us to pay additional tax amounts on a prospective or retroactive basis. They could require us to pay fines and/or penalties and interest for past amounts deemed to be due. Additionally, new or modified tax laws could increase our compliance, operating and other costs, as well as the costs of our platform. Any or all of these events could adversely impact our business and financial performance.

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

The Company reports its results in Chilean pesos, while a large part of its revenues comes from countries that use other currencies. During 2022 and 2023, 24% and 28% of the Company’s net sales were generated in Brazil, 26% and 18% in Argentina, and 8% and 9% in Paraguay. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results and financial condition of the Company, which are reported in Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity.

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors and suppliers.

Geopolitical and other challenges and uncertainties globally could have a material adverse effect on the global economy and our business.

In addition to the significant macroeconomic challenges posed by health concerns, we could be exposed to experience negative impacts to our businesses, financial condition and results of operations as a result of geopolitical and other challenges and uncertainties globally, including inflation, increase in the interest rates, increased unemployment, foreign exchange rates and recession or economic slowdown, changing policy positions or priorities. Currently, the world economy is facing several exceptional challenges.

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

Our operations in Chile represented 44.1% and 46.4% of our assets as of December 31, 2022 and December 31, 2023, respectively, and 42.3% and 45.5% of our net sales for 2022 and 2023, respectively. Accordingly, our business, financial condition, and results of operations depend, to a considerable extent, upon economic conditions in Chile.

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

Currently, Chile is in a period of uncertainty generated by political and economic factors. Beginning in October 2019, widespread protests took place in Chile. Demonstrations spread across the country and resulted in violent and, sometimes, fatal acts, as well as significant damage to public and private property. While to date the riots and protests described above have ceased, they are not completely over.

The most recent plebiscite, which was held in December 2023 to vote on a new constitution, was rejected; as a result, the current constitution will remain in effect without a new defined process.

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

We cannot assure that measures taken by the government impacting private investment, such as higher taxation, will not be implemented, and we cannot assure whether the Chilean government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability. Further, there can be no assurance that future developments in or affecting the Chilean political landscape, including economic, social or political instability in Chile, will not materially and adversely affect our business, financial condition or results of operations.

The Chilean peso is subject to depreciation and volatility, which could adversely affect our business.

The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. The main drivers of exchange rate volatility in past years were the significant fluctuations of commodity prices, as well as general uncertainty and trade imbalances in the global markets. During 2023, the Chilean peso had an average value of 840 Ch$/US$, reaching an average of 926 Ch$/US$ during the month of October, and ending the year at 875 Ch$/US$.

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

During 2021 and 2022, inflation in Chile remained high with rates of 7.2% and 12.8%, respectively. The crisis caused by the COVID-19 pandemic and the economic relief packages enacted by the Chilean Congress were the primary reasons leading to this inflation. In order to control it, the Central Bank has made recurring increases in the monetary policy rate ranging from 0.5% in 2021, 11.25% during 2022 and 8.25% for 2023, in an effort to achieve a significant decrease in consumption. By 2023 inflation has been on a downward path, reaching 3.9% year-on-year in December 2023, approaching the level recorded prior to the COVID-19 pandemic (3.0%).

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

A severe natural disaster, such as earthquake or tsunami or wildfires, in Chile could adversely affect the Chilean economy and our network infrastructure.

Chile lies on the Nazca tectonic plate, one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past.

A severe earthquake, tsunami and/or wildfires which in Chile in the future could have an adverse impact on the Chilean economy and on our business, financial condition and results of operation, including our production and logistics network.

Risks Relating to Brazil

Our business operations in Brazil are dependent on economic conditions in Brazil.

Our operations in Brazil represented 31.5% and 31.8% of our assets as of December 31, 2022 and December 31, 2023, respectively, and 24.0% and 28.5% of our net sales for 2022 and 2023, respectively. Because demand for soft drinks and beverage products is usually correlated to economic conditions prevailing in the relevant local market, developments in economic conditions in Brazil, and measures taken by the Brazilian government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

The Brazilian economy has historically been characterized by unstable economic cycles and interventions by the Brazilian government. Brazilian GDP grew by 4.8% in 2021, grew 3.0% in 2022 and grew 2.9% in 2023 according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística or “IBGE”). The Brazilian government has often changed monetary, taxation and other policies to influence the course of Brazil’s economy. Our business, results of operations and financial condition may be adversely affected by, among others, the following factors:

●	expansion or contraction of the Brazilian economy;
●	exchange rate fluctuations;
●	high inflation rates;
●	changes in fiscal or tax policies;
●	changes in monetary policy, including an increase in interest rates;

●	exchange control policies and restrictions on remittances abroad;
●	investment levels;
●	liquidity of domestic capital and credit markets;
●	employment levels and labor and social security regulations;
●	energy or water shortages or rationalization;
●	changes in environmental regulation;
●	government restrictions in response to any pandemic and the capacity of authorities to keep the pandemic under control;
●	social and political instability;
●	uncertainty related to the government and the policies it may adopt; and
●	other developments in or affecting Brazil.

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

Luiz Inácio Lula da Silva, from the Workers’ Party (Partido dos Trabalhadores) was elected President of Brazil in October 2022 and took office in January 2023. A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s fiscal condition and budget, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.

Inflation and the Brazilian government’s measures to curb inflation, including by increasing interest rates, may contribute to economic uncertainty in Brazil.

Brazil has historically experienced high rates of inflation, including periods of hyperinflation before 1995. Several measures have been implemented by the Brazilian government in an effort to curb rising inflation, but we cannot predict whether these policies will be effective. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE), Brazilian annual rates of inflation for consumer prices were 10.1% in 2021, 5.8% in 2022 and 4.6% in 2023.

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

The Brazilian currency has been subject to significant fluctuations over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange market and floating exchange rate systems. Although long-term devaluation of the real is generally related to the rate of inflation in Brazil, the devaluation of the real over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. The Brazilian real depreciated 7% in 2021, appreciated 7% in 2022 and appreciated 8% in 2023 compared to the closing exchange rate as of the end of the prior period for the U.S. dollar in nominal terms.

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

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In late 2023, the Brazilian government approved a tax reform whose prime objective is to simplify the taxes on goods and services, thus reducing distortions and enhancing transparency for businesses operating in Brazil. This tax reform will be highly relevant because the current tax system is considered one of the most complex in the world, with too many rules, numerous exceptions and high compliance costs. This tax reform substantially changes the way Brazil taxes goods and services, replacing several of the current “indirect taxes” (ICMS, IPI, ISS and PIS/Cofins) by basically three new ones: the Goods and Services Tax (IBS), the Contribution on Goods and Services (CBS) and the Excise Tax (IS). Additionally, there are plans to approve a second tax reform which, among other factors, would have an impact on the income tax paid by Andina on profits and dividends. The effects of the approved tax reform and any other changes that result from the enactment of additional tax reforms have not been, and cannot be, quantified. If the enacted measures result in increases in our overall tax burden, our overall financial performance will be negatively affected. In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.

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

Our subsidiary Rio de Janeiro Refrescos Ltda. (“RJR”) is party in several tax proceedings in which the Brazilian federal tax authorities argue the alleged existence of liabilities associated with value added tax on industrialized products for an approximate total amount of R$3.44 billion (equivalent to approximately Ch$623,240 million). These proceedings are at different administrative as well as judicial procedural stages. We disagree with the Brazilian tax authorities’ position and believe that Rio de Janeiro Refrescos Ltda. is entitled to claim Imposto sobre Produtos Industrializados (IPI) tax credits in connection with its purchases of certain exempt raw materials from suppliers located in the Manaus Free Trade Zone. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that Rio de Janeiro Refrescos Ltda.’s likelihood of loss in most of these proceedings is classified as possible or remote. Despite the foregoing, the outcome of these claims is subject to uncertainty, and it is difficult to predict their final resolution or any other negative repercussions from this dispute with the Brazilian tax authorities to The Coca-Cola Company or its bottling companies in Brazil, including our Brazilian subsidiaries.

RJR is party in tax proceedings in which the Brazilian federal tax authorities are charging Corporate Income Taxes (CIT), added by penalties and interest, involving an approximate total amount of R$960 million. These proceedings result from the disallowance of expenses from the tax deduction of (i) goodwill paid and registered by RJR, mainly upon the acquisition of the investment in Companhia de Bebidas Ipiranga (Ipiranga) in 2013, under the ground that the “real acquirer or investor” was a company located abroad (and not directly RJR); and (ii) interest expenses incurred by RJR under a loan agreement executed with Andina Bottling Investments to finance part of the purchase price paid to sellers of Ipiranga, arguing that such expenses were “unnecessary” to RJR. These proceedings are at different stages at the administrative level. We believe that the Brazilian tax authorities’ claims are without merit. Our external Brazilian counsel has advised us that it believes that the likelihood of loss in these proceedings is classified as possible, mainly under the grounds that (i) the acquisition of Ipiranga was carried out between independent parties in accordance with the applicable law; (ii) all legal requirements established by the regime of Law N. 9,532/97 were observed; (iii) the goodwill registered by RJR was fully based on the expected future profitability of the acquired investment, which was demonstrated through technical valuation reports; (iv) there is no legal basis to support allegations of “real acquirer or investor” or other related grounds; and (v) the interest expenses incurred by RJR are normal and necessary expenses to its business activities and, therefore, should be qualified as deductible for tax purposes.

Risks Relating to Argentina

Our business operations in Argentina are dependent on economic conditions in Argentina.

Our operations in Argentina represented 13.1% and 9.5% of our assets as of December 31, 2022 and December 31, 2023, respectively, and 25.9% and 17.6% of our net sales for 2022 and 2023, respectively. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have an impact on our business, results of operations and financial condition.

Historically, the Argentine economy has experienced periods of high levels of instability and volatility, low or negative economic growth and high and variable inflation and devaluation levels. According to the National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, or “INDEC”), Argentine GDP in real terms grew 10.7% in 2021 and grew 5.0% in 2022, compared to the previous year according to the INDEC. GDP in 2023 is estimated to have contracted 1.6% according to the INDEC.

Argentine economic conditions are dependent on a variety of factors, including the following:

●	domestic production, international demand and prices for Argentina’s principal commodity exports;
●	the competitiveness and efficiency of domestic industries and services;
●	the stability and competitiveness of the Argentine peso against foreign currencies;
●	the rate of inflation;
●	the government’s fiscal deficits;
●	the government’s public debt levels;
●	government restrictions in response to any pandemic and the capacity of authorities to keep the pandemic under control;
●	foreign and domestic investment and financing; and
●	governmental policies and the legal and regulatory environment.

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

The last presidential election in Argentina was held between October (first round) and November 2023 (runoff). As a result of such election, President Javier Milei, the La Libertad Avanza party candidate, was elected president and took office on December 10, 2023. President Milei is trying to implement new monetary, fiscal, and exchange rate policies, which could have an impact on our business. We cannot provide assurance that the Argentine government will be able to implement business-friendly policies.

Inflation in Argentina may adversely affect our operations, which could adversely impact our financial condition and results of operations.

Argentina has experienced high levels of inflation in recent decades. Argentina’s historically high rates of inflation resulted mainly from its lack of control over fiscal policy and the money supply. Argentina continues to face high inflationary pressures. In 2021, INDEC recorded a consumer price index (índice de precios al consumidor or “CPI”) increase of 50.9%, while the wholesale price index WPI (índice de precios internos al por mayor or “WPI”) increased 51.3%. In 2022, INDEC recorded a CPI increase of 94.79% while WPI increased 94.78%. In 2023, INDEC recorded a CPI increase of 211.4% while WPI increased 276.3%.

During 2021, 2022 and 2023, Argentina met the criteria to be considered a hyperinflationary economy as provided by IAS 29 guidelines, which include, among other characteristics, a cumulative inflation rate over three years that approaches or exceeds 100%. Accordingly, IAS 29 must be applied for financial statements for fiscal years ending on or after July 1, 2018. IAS 29 requires non-monetary assets and liabilities, shareholders’ equity and comprehensive income to be restated in terms of a measuring unit current at the period end. IAS 29 also requires the use of a general price index to reflect changes in purchasing power. As a result, since July 2018, we began to apply IAS 29 in the preparation of our financial statements and report the results of our operations in Argentina as if this economy were hyperinflationary from January 1, 2018. In addition, by application of IAS 29, we had to translate figures in Argentine pesos to Chilean pesos using the period closing exchange rate (and not the average exchange rate), thus reducing our results of operations and net earnings. We cannot predict for how long Argentina will be considered a hyperinflationary economy and we will have to apply IAS 29 to the preparation of our financial statements.

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

Between 2007 and 2015, the INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, experienced significant institutional and methodological changes that gave rise to controversy regarding the reliability of the information that it produces, including inflation, GDP and unemployment data, resulting in allegations that the inflation rate in Argentina and the other rates calculated by INDEC could be substantially different than as indicated in official reports. While previously the administration undertook reforms and the credibility of the national statistics systems has since been restored, we cannot assure you that the new or future administrations will not implement policies that may affect the national statistics system undermining consumer and investor confidence, which ultimately could affect our business, results of operations and financial condition.

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

In 2021, 2022 and 2023, the Argentine peso depreciated 22%, 72% and 356%, respectively, compared to the closing exchange rate as of the end of the prior period for the U.S. dollar. A significant part of the raw materials used by the company in Argentina are in U.S. dollars, so a devaluation of the Argentine peso against the U.S. dollar can affect our costs and margins in a significant way.

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

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of our products. Moreover, we cannot predict whether the new Argentine government of President Javier Milei, which took office on December 10, 2023, will be able to establish a new monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the Argentine peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to convert and transfer funds abroad in order to comply with commercial or financial obligations.

The Argentine government has imposed, and may in the future impose further, restrictions on currency conversions and remittances abroad, which could affect the timing and amount of any dividends or other payment we receive from our Argentine subsidiary.

The Argentine government has imposed restrictions on currency conversions and remittances abroad. These controls have limited access to the foreign exchange market for Argentine residents, both companies and natural persons, including with respect to the payment of dividends in foreign currency abroad, as well as the payment of external financial debt and the payment of imports of goods and services, among others.

Under current Argentine law, and in spite of the new regulations issued by the current administration (Decree of Necessity and Urgency DNU-2023-70-APN-PTE, dated December 20, 2023, as well as other measures issued in the area of customs law and foreign trade), we continue to be restricted from accessing the official foreign exchange market to make dividend payments in U.S. dollar, euro or other foreign currencies to the Company from our Argentine subsidiaries without prior approval from the Argentine Central Bank. The current administration has indicated that it intends to provide more access to foreign currencies, but we cannot assure you that the implementation of these policies will be successful.

The significant restrictions on foreign exchange transactions imposed by the Argentine government have led to the existence of an informal foreign exchange market where foreign currencies quote at levels significantly higher than the official exchange rate. In the past, in some occasions, our Argentine subsidiary has only been able to purchase foreign currency at the informal exchange rate in order to remit dividends abroad. We cannot assure you that our Argentine subsidiary will not be required to access the informal foreign exchange market in order to purchase foreign currency in the future.

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

The government may enact wage increases for private sector employees, which could increase our operating costs and affect our results of operations.

The Argentine government has previously enacted laws, rules, and decrees compelling private sector businesses to pay their workers more and offer them particular benefits. Because inflation is always high, labor unions frequently demand large wage increases. Furthermore, the Argentine government has instituted multiple policies aimed at reducing the adverse effects of inflation and exchange rate swings on wages. Employers in the public and private sectors are under constant pressure to raise wages due to the high rates of inflation.

Labor relations in Argentina are governed by specific legislation, such as Labor Law No. 20,744 and Law No. 14,250 on Collective Bargaining Agreements, which, among other things, specify how salary negotiations and other labor negotiations should be conducted. The new government of President Javier Milei, through the enactment of a Decree of Necessity and Urgency DNU-2023-70-APN-PTE, dated December 20, 2023, provided for a labor reform that, among other issues, included significant changes to the aforementioned laws. The aforementioned DNU-2023-70-APN-PTE, regarding labor reform and its effectiveness, is currently on hold due to a judicial order.

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

Future government policies to preempt, or in response to, social unrest may include forced renegotiation or modification of existing contracts, new taxation policies and changes in laws and policies favoring foreign trade and investment. Such policies could materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

Price control policies of previous governments in Argentina, if reinstated in the future, may have a material and adverse effect on our results of operations in Argentina.

In the past the Argentine government has from time to time established price controls on consumer products. To the extent that the price of our products in Argentina is restricted by government imposed price controls the results of our Argentine operations may be materially affected.

We cannot assure that price controls in Argentina will not be reinstated in the future. Nor can we assure you the affect to which government imposed price control will affect the profitability of our Argentina operations.

Risks Relating to Paraguay

Our business operations in Paraguay are dependent on economic conditions in Paraguay.

Our operations in Paraguay represented 11.3% and 12.3% of our assets as of December 31, 2022 and December 31, 2023, respectively, and 8.0% and 8.5% of our net sales for 2022 and 2023, respectively. Because demand for soft drinks and beverage products is generally related to the economic conditions prevailing in the local market which, in turn, depend on the macroeconomic and political conditions of the country, our financial situation and our results of operations could be adversely affected by changes in these factors over which we have no control.

Paraguay has a history of economic and political stability, exchange controls, frequent changes in regulatory policies, corruption and weak judicial security. Paraguayan GDP grew 4% in 2021, grew 0.1% in 2022 and grew 4.5% in 2023, according to the Paraguayan Central Bank. Paraguayan GDP is closely tied to the performance of Paraguay’s agricultural sector, which can be volatile.

The situation of the Paraguayan economy is also strongly influenced by the economic situation in Argentina and Brazil. A deterioration in the economic situation of these countries could adversely affect the Paraguayan economy and, in turn, our financial condition and operating results.

Inflation in Paraguay may adversely affect our financial condition and results of operations.

Although inflation in Paraguay has remained stable at around 4.7% over the last five years, we cannot assure that it will not increase significantly. An increase in inflation in Paraguay could decrease the purchasing power of our consumers in the country, which could adversely affect our volumes and impact our sales income.

The Paraguayan guaraní is subject to depreciation and volatility, which could adversely affect our financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Paraguay Central Bank, actively participates in the exchange market in order to reduce volatility. Since a relevant portion of our total costs in Paraguay for raw material and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our financial situation and results.

The Paraguayan guaraní appreciated 0.2% in 2021, depreciated by 7% in 2022 and in 2023 it appreciated by 0.8%, in each case compared to the closing exchange rate as of the end of the prior period of the U.S. dollar.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), which is Chile’s principal securities exchange, had a market capitalization of approximately US$178,803 million as of December 31, 2023 and an average monthly trading volume of approximately US$2,546 million for the year. The lack of liquidity is owed, in part, to the relatively small size of the Chilean securities markets and may have a material adverse effect on the trading prices of our shares. Because the market for our ADRs depends, in part, on investors’ perception of the value of our underlying shares, this lack of liquidity for our shares in Chile may have a significant effect on the trading prices of our ADRs.

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

Our common shares are listed and traded on the Santiago Stock Exchange and on the Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange). Our Series A and Series B ADRs representing our Series A and Series B shares, respectively, are listed on the New York Stock Exchange.

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

In 2004, Andina Brazil entered into a franchise swap agreement with the Brazilian subsidiary of The Coca-Cola Company, Recofarma Indústrias do Amazonas Ltda., for an exchange of franchising rights, goods and other assets of Andina Brazil in the territory of Governador Valadares in the State of Minas Gerais, and other franchise rights of The Coca-Cola Company in the territories of Nova Iguaçu in the state of Rio de Janeiro, which were previously owned by Companhia Mineira de Refrescos S.A.

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

During 2013, there was a restructuring of the juice and mate herb (“yerba mate”) business, pursuant to which the companies in which Andina Brazil held an interest were merged. As a result of the restructuring, Andina Brazil ended up with a 9.57% ownership interest in Leão Alimentos y Bebidas Ltda., the legal successor of these companies. This percentage increased to 10.87% as a result of our acquisition of, and subsequent merger with, Companhia de Bebidas Ipiranga that held an ownership interest in Leão Alimentos y Bebidas Ltda.

In 2016, Andina Brazil, along with Coca-Cola Brazil and the other bottlers in Brazil joined in Trop Frutas do Brasil Ltda., in which Andina Brazil holds a 7.52% of ownership.

During 2016, Andina Brazil, along with Coca-Cola Brazil and the other bottlers in Brazil, acquired Laticinios Verde Campo Ltda. The purchase was made through Trop Frutas do Brasil Ltda. Andina Brazil acquired 7.52% of Laticinios Verde Campo Ltda.

In 2016, Andina Brazil signed an agreement with Monster Energy Company for the distribution of Monster Energy products in Andina Brazil’s territory. These products began being distributed in November 2016.

In 2016, Andina Brazil closed its production facility in Cariacica, state of Espírito Santo, leaving only two production facilities, in the States of Rio de Janeiro and São Paulo.

In 2017, Andina Brazil bought, together with Coca-Cola Brazil and the other Coca-Cola bottlers in Brazil, the company UBI 3 Participações Ltda. The operation was carried out to make the distribution and marketing of AdeS products in Brazil viable. Andina Brazil acquired 8.50% of UBI 3 Participações Ltda. Andina Brazil began distributing AdeS products in June 2017.

In August 2017, Andina Brazil increased its ownership interest in Leão Alimentos e Bebidas Ltda. from 8.8% to 10.26%.

In March 2018, Andina Brazil started the production of soft drinks at the new Duque de Caxias plant in the state of Rio de Janeiro, and in January 2019, the production of mineral waters started in the same plant.

In October 2018, Trop Frutas do Brasil Ltda incorporated the company Laticínios Verde Campo Ltda., thereby acquiring ownership of the brand Laticínios Verde Campo.

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

In November 2022, Andina Brazil, signed a Copacking Agreement with Monster, with a term of 10 years.

On August 9, 2023, Andina Brazil signed a Distribution Agreement with Perfetti Van Melle with an expiration date of August 9, 2028, authorized by the Master Agreement signed by the Coca-Cola Brazil system in July 2022, for the distribution of Perfetti Van Melle-branded portfolio throughout the Brazilian territory.

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

In March 2017, EDASA acquired 13.0% of the shares of the company Alimentos de Soja S.A.U., dedicated to the production of vegetable protein-based beverages marketed under the brand “AdeS.” The sale of Alimentos de Soja S.A.U. shares was carried out within the framework of a global transaction under the terms of which The Coca-Cola Company and certain Coca-Cola bottlers acquired the “AdeS” liquid soy-based food business from the Unilever Group in Brazil, Mexico, Argentina, Colombia, Paraguay, Uruguay, Bolivia and Chile. EDASA began distributing AdeS products in July 2017. In 2018, EDASA acquired shares of Alimentos de Soja S.A.U. (currently Alimentos de Soja S.A.), increasing its ownership interest to 14.3%. As of the date of this annual report, EDASA’s interest in Alimentos de Soja S.A. is equivalent to 14.82%. The amount of shares transferred was sufficient to provide EDASA with a percentage of shares approximately proportional to its market share in the territory.

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

In June 2022, Andina Argentina signed a distribution agreement with Grupo Peñaflor S.A. with an expiration date of June 2026, for the distribution of alcoholic beverages manufactured or imported by Grupo Peñaflor S.A. for the territory of the Provinces of Mendoza, San Juan and San Luis.

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

In October 2022 PARESA and Cervepar S.A. signed a Logistics and Sales Master Agreement valid for a period of 5 years, and in this context, from September 2023 PARESA began to distribute alcoholic beverages, mainly beers, in the departments of Caazapá and Concepción.

Capital Expenditures

The following table sets forth our capital expenditures by country for the 2021-2023 period:

	Year ended December 31,
	2021	2022	2023

	(in millions of Ch$)
Chile	57,245	70,395	107,314
Brazil	30,882	44,611	54,082
Argentina	31,723	37,757	44,729
Paraguay	22,102	20,912	16,495
Total	141,952	173,675	222,620

Our total capital expenditures were, Ch$141,952 million in 2021, Ch$173,675 million in 2022 and Ch$222,620 million in 2023. The increase in 2023 was mainly due to new projects.

In 2023, capital expenditures were principally related to the following:

Argentina

●	Returnable containers (glass and PET bottles) and cases for bottles;
●	Coolers - Cold Equipment;
●	Multi Serve Returnable Products Capacity Expansion Project (Mendoza Plant, stage 2023: civil works and facilities);

●	Seed-based products production project (Monte Cristo Plant - start-up);
●	Other sustainability projects (water treatment, recycling, effluent treatment, returnable labeling);
●	Purchase of LGVs, forklifts and transpallets; and
●	Hardware technology upgrade and software development for productivity and management improvement.

Brazil

●	Beer production facility in Duque de Caxias plant;
●	Production lines and equipment for the Andina’s plants;
●	Returnable containers (Ref PET and glass bottles) and plastic bottle cases;
●	Cold equipment and other equipment for the point of sale;
●	Improvements in the management systems;
●	Machinery to increase efficiency and productive capacity; and
●	Renewal of part of the trucks and forklifts for industrial and logistics areas.

Chile

●	Partial automation of the sorting process of returned containers in Renca to reduce the number of cases that operators must check, standardizing the sorting process;
●	Start of construction of the new wastewater treatment plant capable of neutralizing and biologically treating the wastewater generated at the Renca plant, projecting flows for the year 2030;
●	Construction of a new distribution center in Antofagasta to increase product storage capacity and truck dispatch flow; and
●	Installation of a new OW bottling line for soft drinks, water and canned cold-fill products (line 12).

Paraguay

●	Returnable glass bottle labeling;
●	Returnable bottles and plastic cases; and
●	Coolers - Cold equipment.

We have budgeted approximately US$250 million for our capital expenditures in 2024, which is expected to be mainly destined to:

●	Machinery and infrastructure at the Duque de Caxias plant in Brazil and electrical substation for beer production;
●	Machinery and infrastructure in the Cuyo region in Argentina, to expand the capacity of returnable beverages;
●	Improve logistics capacity in Chile, specifically in central and northern Chile;
●	Improve water use efficiency in Chile;
●	Compliance with industrial water treatment regulations in Chile with a new effluent treatment plant and expansion of the existing plant in Argentina;
●	Renewal of the truck and forklift fleet in Chile and Brazil, respectively; and

●	Improve our information technologies in our relationship with clients, consumers and internal processes, accelerating digitization with the incorporation of more technological solutions, artificial intelligence and machine learning.

For 2024, we estimate that internally generated funds will finance a large part of our budgeted capital expenditure. Our capital expenditure plan for 2024 may change based on market conditions and how the economy evolves in the countries where we operate.

B.	BUSINESS OVERVIEW

We are the third largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volume. We are the largest bottler of Coca-Cola trademark beverages in Chile and Argentina and the third largest in Brazil, in each case in terms of sales volume. We are also the only bottler of Coca-Cola trademark beverages in Paraguay.

In 2023, we had consolidated net sales of Ch$2,618,437 million and total sales volume of 882.6 million unit cases of beverages.

In addition to our soft drinks business, which accounted for 62.2% of our consolidated net sales during 2023, we also:

●	produce, sell and distribute fruit juices, other fruit-flavored beverages, sport drinks, mineral and purified water in Chile, Argentina, Brazil and Paraguay under trademarks owned by The Coca-Cola Company, and flavored waters in Chile, Argentina and Paraguay;
●	produce, sell and distribute iced tea, mate beverages in Brazil;
●	produce, sell and distribute seed-based beverages in Argentina under trademarks owned by The Coca-Cola Company, and sell and distribute these products in Brazil, Chile and Paraguay;
●	produce, sell and distribute energy drinks in Argentina, Brazil and Chile under trademarks owned by Monster Energy Company, and sell and distribute these products in Paraguay;
●	produce, sell and distribute pre-mixed cocktails in Argentina;
●	manufacture polyethylene terephthalate (“PET”) bottles and preforms, returnable PET bottles, cases and plastic caps, primarily for our own use in the packaging of our beverages in Chile and Argentina;
●	sell and distribute beer in Brazil under the brands Bavaria, Kaiser, Sol, Therezópolis, Tiger, Eisenbahn and Estrella Galicia;
●	sell and distribute alcoholic beverages in Brazil under the group Campari SPA’s brands, such as Campari, Aperol, Skyy;
●	produce, sell and distribute alcoholic drink ready-to-drink Jack & Coke, Schweppes with alcohol and Lemon-Dou in Brazil;
●	sell and distribute beer, sparkling wine, spirits, wine, cider and other alcoholic products in Argentina;
●	sell and distribute beer, spirits and wine in Chile;
●	sell and distribute beer and other alcoholic beverages in Paraguay;
●	sell and distribute confectionery in Brazil under the Perfetti Van Melle Brazil’s brands: Mentos and Frutalle; and
●	distribute ice cream and other frozen products under the Guallarauco brand in Chile.

Our Territories

The following map shows our territories, estimates of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2023.

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

The following table sets forth the brands of the non-alcoholic beverages that we distribute by country as of December 31, 2023:

	Argentina		Brazil		Chile		Paraguay

Soft drinks
Cantarina					✓	PR
Coca-Cola	✓	PR	✓	PR	✓	PR	✓	PR
Coca-Cola Light	✓	PR			✓	PR
Coca-Cola Plus Café	✓	PR	✓	PR	✓	PR
Coca-Cola Zero/Sin azúcar	✓	PR	✓	PR	✓	PR	✓	PR
Crush Light/Zero/Sin azúcar	✓	PR					✓	PR
Fanta	✓	PR	✓	PR	✓	PR	✓	PR
Fanta Zero/Sin azúcar	✓	PR	✓	PR	✓	PR
Inca Kola					✓	PR
Inca Kola Zero					✓	PR
Kuat			✓	PR
Nordic					✓	PR
Nordic Agua Tónica					✓	PR
Nordic Zero					✓	PR
Quatro Light/Liviana/Zero/Sin azúcar					✓	PR
Schweppes	✓	PR	✓	PR	✓	PR	✓	PR
Schweppes Light/Zero/Sin azúcar	✓	PR	✓	PR	✓	PR	✓	PR
Schweppes Tónica	✓	PR	✓	PR	✓	PR	✓	PR
Schweppes Tónica Light	✓	PR	✓	PR	✓	PR	✓	PU
Sprite	✓	PR	✓	PR	✓	PR	✓	PR

	Argentina		Brazil		Chile		Paraguay

Sprite Zero/ Sin azúcar	✓	PR	✓	PR	✓	PR	✓	PR
Juices
Andina Del Valle					✓	PR	✓	PR
Andina Del Valle Fresh					✓	PR
Andina Del Valle Light					✓	PR
Cepita	✓	PR			✓	PR
Cepita Fresh	✓	PR
Cepita Nutridefensas	✓	PR
Del Valle 100%			✓	PU
Del Valle Fresh			✓	PR	✓	PR	✓	PR
Del Valle Frut			✓	PR	✓	PR
Del Valle Mais			✓	PU
Del Valle Mais Light			✓	PU	✓	PR
Frugos Light/Sin azúcar/0%							✓	PR
Guallarauco Aloe Vera					✓	PR
Guallarauco Jugo					✓	PR
Guallarauco Limonada					✓	PR
Guallarauco Nectar					✓	PR
Kapo			✓	PR	✓	PR	✓	PR
Waters
Aquarius	✓	PR			✓	PR	✓	PR
Aquarius Zero Gasificada					✓	PR
Benedictino	✓	PR			✓	PR	✓	PR
Benedictino Sabores					✓	PR
Bonaqua Con Gas	✓	PR
Bonaqua Sin gas	✓	PR
Crystal			✓	PR
Dasani							✓	PR
Glaceau Vitamin Water					✓	PR
Guallarauco Agua de Fruta					✓	PR
Vital					✓	PR
Other non-alcoholic beverages
AdeS Frutales	✓	PR	✓	PU	✓	PU	✓	PU
AdeS Leches	✓	PU	✓	PU	✓	PU	✓	PU
Fastlyte					✓	PR
Guaraná Power			✓	PR
I9 Isotónico			✓	PR
Leão Ice Tea			✓	PR
Leão Ice Tea Light/Zero/Sin azúcar			✓	PR
Matte Leão			✓	PR
Matte Leão Zero			✓	PR
Monster	✓	PU	✓	PU	✓	PU	✓	PU
Monster Zero/Light/Sin azúcar	✓	PU	✓	PU	✓	PU	✓	PU
Powerade	✓	B	✓	PR	✓	PR	✓	PR
Powerade Zero/Light/Sin azúcar					✓	PR
Reign			✓	PU	✓	PU

Symbology
PR	Produced
PU	Purchased
B	Both (Produced and Purchased)

In addition to non-alcoholic beverages portfolio, we sell and distribute beer, spirits and wine in Chile, produce, sell and distribute alcoholic ready to drink in Brazil, sell and distribute beer and other alcoholic beverages in Brazil and sell and distribute confectionery in Brazil; produce, sell and distribute pre-mixed cocktails in Argentina and sell and distribute beer, wine and other alcoholic beverages in Argentina; sell and distribute beer and other alcoholic beverages in Paraguay.

In Argentina we distribute beer of the brand Antares; Wines and sparkling wines of the brands Alaris, Alma Mora, Colección Privada, Dadá, Dolores, Don David, El Bautismo, Elementos, Fair for Life, Finca Las Moras, Fond de Cave, Los Árboles, Los Intocables, Navarro Correas, Paz, San Telmo, Suter, Termidor, Trapiche, Blend de Extremos, El Esteco, El Que Ríe Último Ríe Mejor, Finca Notables, Iscay Syrah, La Mascota, Medalla, Origen, Unánime ; Liquors of the brands Baileys, Gin Tanqueray, Vodka Smirnoff, Whisky J&B, Whisky Johnnie Walker, Whisky Old Parr, Whisky Vat-69, Whisky White Horse, Legui, and other alcoholic beverages of the brands Schweppes, Frizze and Smirnoff ICE.

In Brazil we distribute beers of the brands Bavaria, Heineken, Kaiser, Sol, Therezópolis, Estrella Galicia, Eisenbahn, Tiger; Liquors of the brands Aperol, Bulldog, Campari, Cinzano, Cynar, Dreher, Drury'S, Old Eight, Sagatiba, Skyy, Bickens, Espolon, Frangelico, Wild Turkey; Wines and sparkling wines of the brand Liebfraulmilch, and other alcoholic beverages of the brands Schweppes, Jack Daniels & Coca-Cola, Lemon-Dou.

In Chile we distribute beers of the brands Budweiser, Corona/Coronita/Corona Light, Imperial, Stella Artois, Becker, Becks, Cusqueña, Báltica, Kilómetro 24.7, Quilmes, Bud light, Michelob Ultra, Modelo, Pilsen del Sur, Malta del Sur, Leffe, Goose Island, Hoegaarden, Baltica; we also distribute Baileys, Bourbon Bulleit, Gin Tanqueray, Ron Cacique, Ron Pampero, Ron Zacapa, Sheridan's, Tequila Don Julio, Vodka Ciroc, Vodka Smirnoff, Whisky Bell's, Whisky Buchanan's, Whisky J&B, Whisky Johnnie Walker, Whisky Old Parr, Whisky Sandy Mac, Whisky Singleton, Whisky Vat-69, Whisky White Horse, Pisco Monte Fraile, Pisco Hacienda La Torre, Pisco Alto del Carmen/Alto del Carmen Ice, Pisco Capel/Capel Ice, Pisco Brujas de Salamanca, Pisco Artesanos del Cochiguaz, Ron Maddero, Gin Gordon, Lepac, Estrella del Elqui. Additionally, we distribute Wines and sparkling wines of the brands Prologo Late Harvest, Vino Grosso, Espumante Francisco de Aguirre, Espumante Sensus, Espumante Myla, 120, Amaranta/Amaranta Spritz, Bodega Uno, Cabernario, Carmen, Casa Real, Cavanza, Doña Paula, Floresta, Hermanos Carrera, Heroes, Invictas, Los Cardos, Medalla Real, Rita, Sangria Guay, Santa Rita, Stellar-Ice, Terra Andina, Pkdor, Bougainville, Cigar Box, Pewen, Secret Reserve, Triple C, and other alcoholic beverages of the brands Sour Inca de Oro, Jack Daniels & Coca-Cola.

In Paraguay we distribute beers of the brands Budweiser, Corona/Coronita/Corona Light, Brahma, Ouro Fino, Patagonia Amber, Pilsen, SKOL. We also distribute other alcoholic products of the brand Mikes.

All the alcoholic products we commercialize are purchased from our commercial partners, except for some pre-mixed cocktails produced in Argentina and Brazil.

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

During 2023, Chile accounted for 35.1% and 45.5% of our volume and consolidated net sales, respectively.

Soft Drinks: Our Chilean soft drink operations accounted for net sales in 2023 of Ch$575,674 million. We measure sales volume in terms of unit cases (UCs). The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Chile for the periods indicated:

	Year ended December 31,
	2021		2022		2023

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	380,542	133.8	430,436	133.4	464,262	130.7
Flavored soft drinks	99,616	34.8	108,898	32.8	111,412	30.2
Total	480,158	168.6	539,334	166.1	575,674	160.8

As of December 31, 2023, we sold our products to approximately 68,000 customers in Chile. The following table highlights the type of customer in Chile for our products:

	Year ended December 31,
	2021	2022	2023

	(%)
Mom & Pops (1)	50	46	46
Supermarkets	26	28	30
On premise	10	13	13
Wholesale distributors	14	13	11
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: Coca-Cola Andina, through VJ S.A., produces and sells juices, fruit flavored beverages and sports drinks. Juices are manufactured and commercialized under the brands Andina del Valle (juices and fruit nectars), Kapo (juice drink), Glaceau Vitamin Water (water with added vitamins and minerals), Powerade (isotonic), Ades (soy juice), Guallarauco (fruit waters and nectars) and Fastlyte (electrolyte drink). Vital Aguas S.A. is in charge of bottling mineral and mineralized water under the brand Vital. Also, Andina (in Chile) produces purified water under the brand Benedictino.

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

In May 2020, the Company began the production of Monster in Chile, through Envases Central S.A.

In 2021 the Company began selling and distributing Viña Santa Rita wines under the following brands: Doña Paula, 120 Tres Medallas, Casa Real, Carmen, Santa Rita, among others.

In 2023, net sales of waters, juices, seed-based beverages, sports drinks and energy drinks in Chile were Ch$324,885 million, and net sales of beer and spirits were Ch$291,415 million.

Brazil

In Brazil, we produce, market and distribute our beverages under The Coca-Cola Company trademarks or brands authorized by The Coca-Cola Company in the majority of the State of Rio de Janeiro and the entirety of the State of Espírito Santo and since October 1, 2013 in part of the state of São Paulo and part of the state of Minas Gerais, as a consequence of the Ipiranga acquisition on October 1, 2013.

During 2023, Brazil accounted for 34.1% and 28.5% of our volume and consolidated net sales, respectively.

Soft Drinks: The Brazilian soft drink operations accounted for net sales of Ch$535,018 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Brazil for the periods indicated:

	Year ended December 31,
	2021		2022		2023

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	260,157	163.1	395,211	181.3	448,129	192.3
Flavored soft drinks	52,991	41.2	77,193	43.2	86,889	45.7
Total	313,148	204.3	472,404	224.5	535,018	238.1

As of December 31, 2023, we sold our products to approximately 85,000 customers in Brazil. The following table highlights the type of customer in Brazil for our products:

	Year ended December 31,
	2021	2022	2023

	(%)
Mom & Pops (1)	33	33	32
Supermarkets	33	33	33
On premise	13	13	13
Wholesale distributors	22	22	23
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: from September 2021, we sell and distribute beer under the Therezópolis, Estrella Galicia, Eisenbahn, Tiger, Sol Premium, Kaiser and Bavária brands. We also produce, sell and distribute alcoholic drink ready-to-drink Jack & Coke, Schweppes with alcohol and Lemon-Dou. We sell and distribute water under the labels Crystal, ready-to-drink juices under the labels Del Valle Mais, Del Valle Fresh, Del Valle Frut, Del Valle 100% and Kapo, energy drinks under the brand names Monster and Reign, isotonic drinks under Powerade brand and Matte Leão, Leão Ice Tea and Guaraná Power ready-to-drink teas. We also sell and distribute seed-based beverages, AdeS Juice and AdeS Milk, under the brand name AdeS. From May 2022 we started to distribute alcoholic beverages from Campari´s portfolio under the brand names Campari, Aperol, Sagatiba, Dreher, Old Eight, Drury’S, Skyy, Bulldog, Cinzano, Cynar, Liebfraulmilch, Bickens, Espolon, Frangelico and Wild Turkey.

Confectionery: from September 2023, we started sell and distribute candy and gum from the Perfetti’s brands: Mentos and Fruittella.

In 2023, net sales of waters, juices, ready-to-drink teas, seed-based beverages, sports drinks and energy drinks in Brazil were Ch$167,900 million, and net sales of beer and other alcoholic products were Ch$42,464 million.

Argentina

In Argentina, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entirety of the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, western part of the province of Buenos Aires and most of Santa Fe, as well as La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, and Tierra del Fuego.

During 2023, Argentina accounted for 22.0% and 17.6% of our sales volume and consolidated net sales, respectively.

Soft Drinks: The Argentine soft drink operations accounted for net sales of Ch$344,434 million in 2023. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Argentina for the periods indicated:

	Year ended December 31,
	2021		2022		2023

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	316,587	121.3	393,145	130.0	256,586	122.6
Flavored soft drinks	103,137	36.1	130,763	39.8	87,848	39.7
Total	419,724	157.4	523,908	169.8	344,434	162.3

As of December 31, 2023, we sold our products to approximately 66,000 clients in Argentina. The following table highlights the type of client in Argentina for our products:

	Year ended December 31,
	2021	2022	2023

	(%)
Mom & Pops (1)	34	35	33
Supermarkets	27	26	32
On premise	6	7	7
Wholesale distributors	33	32	28
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

Other Beverages: in Argentina we produce, sell and distribute flavored waters under the brand name Aquarius, and mineral and drinking water under the brands Bonaqua and Benedictino. In addition, we produce, sell and distribute ready to drink juices under the Cepita and Cepita Fresh brand name, and fruit and vegetable seed based drinks under the brand name AdeS (which in 2017 was incorporated into the portfolio through a joint venture between The Coca-Cola Company and other Coca-Cola bottlers, including Andina). We also produce, sell and distribute sport drinks under the Powerade brand name, and produce, sell and distribute energy drinks under the Monster brand name (which was incorporated into the portfolio in 2018). We also produce, sell and distribute ARTD's (alcoholic ready-to-drink beverages) under the Schweppes brand. We distribute beers of the brand Antares; Wines and sparkling wines of the brands Alaris, Alma Mora, Colección Privada, Dadá, Dolores, Don David, El Bautismo, Elementos, Fair for Life, Finca Las Moras, Fond de Cave, Los Árboles, Los Intocables, Navarro Correas, Paz, San Telmo, Suter, Termidor, Trapiche, Blend de Extremos, El Esteco, El Que Ríe Último Ríe Mejor, Finca Notables, Iscay Syrah, La Mascota, Medalla, Origen, Unánime; spirits such as Baileys liqueurs, Tanqueray Gin, Smirnoff Vodka, J&B Whisky, Johnnie Walker Whisky, Old Parr Whisky, Vat-69 Whisky, White Horse Whisky and Legui; and other alcoholic beverages under the brands Frizze and Smirnoff ICE.

In 2023, net sales of juices, waters, seed-based beverages, sports, energy drinks and alcoholic beverages in Argentina were Ch$101,536 million. These values also consider the commission for distribution of alcoholic products.

Paraguay

In Paraguay, we produce, market and distribute our beverages under The Coca-Cola Company trademarks in the entire country.

During 2023, Paraguay accounted for 8.8% and 8.5% of our volume and consolidated net sales, respectively.

Soft Drinks: The Paraguayan soft drinks operations accounted for net sales of Ch$173,464 million. The following table highlights historical sales and volume of Coca-Cola soft drinks sold in Paraguay for the periods indicated:

	Year ended December 31,
	2021		2022		2023

	(in millions)
	Ch$	UCs	Ch$	UCs	Ch$	UCs
Colas	84,555	33.9	107,150	33.7	113,878	38.3
Flavored soft drinks	49,729	23.6	59,339	26.2	59,587	23.9
Total	134,284	57.6	166,489	59.9	173,464	62.2

As of December 31, 2023, we sold our products to approximately 53,000 customers in Paraguay. The following table highlights the type of customer in Paraguay for our products:

	Year ended December 31,
	2021	2022	2023

	(%)
Mom & Pops (1)	41	38	38
Supermarkets	12	13	14
On premise	11	12	13
Wholesale distributors	37	36	36
Total	100	100	100
(1)	Mom & Pops are neighborhood stores (grocery stores, minimarkets, kiosks, liquor stores, bakeries, etc.) characterized by providing daily shopping needs, and differentiated because they are nearby, and products are available in smaller formats.

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

During September 2023 we began to distribute in Paraguay alcoholic beverages, mainly Beers, under the brands Brahma, Budweiser 66, Skol, among others.

In 2023, net sales of juices, waters, seed-based beverages, sports and energy drinks in Paraguay were Ch$49,130 million and net sales of beer and other alcoholic products were Ch$1,246 million.

Distribution

Chile

Soft Drinks, Juices, Waters and Other Beverages: In Chile, we distribute our products through a distribution system that includes: (i) trucks owned by third parties (495 trucks) which provide exclusive distribution service, and (ii) our own trucks (381 trucks). In 2023, 90% of our distribution was carried out by exclusive third-party trucking companies and 10% by Andina group companies. Distribution of all Andina beverages in Chile is carried out from distribution centers and production facilities. In most cases, the transportation company collects payment in cash or checks from the customer. In some cases, the driver also collects empty returnable glass containers or PET bottles of the same type and quantity as those delivered or collects cash deposits for net returnable bottles delivered. This task is particularly significant in the Chilean territory where returnable containers accounted for approximately 30.4% of the total volume sold of non-alcoholic beverages in 2023. Certain important customers (such as supermarkets) maintain accounts receivable with us, which are settled on average every 46.6 days after invoices are issued.

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

Brazil

Soft Drinks, Juices, Waters, Other Non-alcoholic, Alcoholic Beverages and Confectionery: In Brazil, we generally distribute Coca-Cola products through a distribution system that includes: (i) own trucks, (ii) trucks operated by independent distributors pursuant to non-exclusive distribution arrangements, and (iii) trucks operated by independent transport companies on an exclusive basis with us. In 2023, 13.3% was distributed by exclusive distributors, 1.7% by independent transport companies and 85% by our own trucks. Distribution of all of Andina Brazil’s beverages takes place from distribution centers and production facilities.

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

In 2002, the Coca-Cola Company and the Brazilian Association of Coca-Cola Manufacturers entered into an agreement regarding the distribution through the Coca-Cola system of beer produced and imported by what is now Heineken. In July 2017 Heineken Brazil notified Andina Brazil of the termination of the agreement by virtue of which Andina Brazil commercialized and distributed Heineken-branded beers in Brazil, which was effective until March 2022. During 2020, the Coca-Cola system in Brazil and Heineken reached a new agreement to redesign their distribution partnership in Brazil. As per the agreement, which became effective as of September 2021 and has an initial five year term of duration, the Coca-Cola system in Brazil would discontinue the distribution of Heineken and Amstel brands but would continue to offer the Kaiser, Bavaria and Sol brands, and will complement this portfolio with the Eisenbahn and Tiger. Additionally, as part of the redesign of the distribution partnership, the agreement allows the Coca-Cola system bottlers in Brazil to distribute and produce other national or international brands, in certain percentages and under certain conditions.

In 2016, Andina Brazil signed an agreement with Monster Energy Company for the distribution of Monster Energy products in Andina Brazil's territory. These products began being distributed in November 2016.

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

In November 2022, Andina Brazil, signed a Copacking Agreement with Monster, with a term of 10 years.

Other Products: On August 9, 2023, Andina Brazil signed a Distribution Agreement with Perfetti Van Melle with an expiration date of August 9, 2028, authorized by the Master Agreement signed by the Coca-Cola Brazil system in July 2022, for the distribution of Perfetti Van Melle-branded portfolio throughout the Brazilian territory.

Argentina

Soft Drinks, Juices and Waters: in 2023, 72% of EDASA’s Coca-Cola NARTD volume were distributed by direct distribution and 28% by other distributors and wholesale distribution (indirect distribution). The direct distribution is done by a group of independent transport companies, on an exclusive basis.

Other Beverages: Until June 2023 Andina Argentina used its distribution system to distribute beer in the territory composed by the provinces of La Pampa, Neuquén, Río Negro, Chubut, Santa Cruz, Tierra del Fuego and the following parts of the Province of Buenos Aires: Bahía Blanca, Tornquist, Coronel M.L.Rosales, Coronel Dorrego, Villarino, Daireaux, Guamini, Adolfo Alsina, Coronel Suarez, Coronel Pringles, Saavedra, Puán, Saliqueló, Municipio Urbano de Monte Hermoso, Benito Juárez, Gonzalez Chávez, Tres Arroyos, Carmen de Patagones, Olavarría, Azul, Tapalqué, Laprida, Lamadrid, Arrecifes, Chacabuco, Colón, Pergamino, Rojas, Salto, Bartolomé Mitre, Capitán Sarmiento, 9 de Julio, 25 de Mayo, General Alvear, Chivilcoy, Alberti, Bragado, Junín, Viamonte, Arenales, L.N.Alem, Lincoln, General Pinto, Ameghino, Tres Lomas, Pehuajó, Carlos Casares, Hipólito Yrigoyen, Bolívar, Carlos Pellegrini, Trenque Lauquen, Rivadavia, Carlos Tejedor, General Villegas. Andina Argentina had begun distributing beer in 2012 due to the merger with Coca-Cola Polar. Since mid-2019, wine and cider were added to the business. This distribution was carried out on behalf of and according to an order by CICSA (Compañía Industrial Cervecera S.A.) at a set price which is segmented for each of the regions where the contract operated, and for which Andina Argentina receives a commission. Currently, Andina Argentina sells and distributes products belonging to alcohol categories, which are purchased from Grupo Peñaflor S.A., as a result of a commercial purchase and sale agreement with such company as of September 2022. Under this agreement, Andina Argentina uses its distribution system to sell and distribute beer, sparkling wines, ARTD's (alcoholic beverages ready to drink), wines (from different segments such as table wines, young wines and aging wines), and spirits such as liqueurs, gin, vodka and whiskey in the territory comprised by the provinces of Mendoza, San Juan and San Luis.

In 2003, The Coca-Cola Company and two bottlers (ex-Coca-Cola Polar Argentina S.A., today Andina Argentina, and ex-Juan Bautista Guerrero S.A., today Salta Refrescos S.A. of the Arca group) executed a master agreement regarding the distribution of beer manufactured or imported by CICSA, through the Coca-Cola distribution system. The distribution master agreement was executed in 2003 for an initial period of five years, with successive extensions every three years, and the last one agreed in November 2017 for a new five-year term expiring on June 12, 2022. In 2019, an addendum to this agreement was signed to amend the commissions and included wine and cider within the scope of the distribution agreement. Also, on June 21, 2022, the parties agreed to extend the master distribution agreement for a one-year term until June 12, 2023, date on which the contractual relationship with CICSA was irrevocably terminated. Lastly, on June 28, 2022, Andina Argentina and Grupo Peñaflor S.A. entered into a distribution agreement for alcoholic beverages manufactured or imported by Grupo Peñaflor S.A. in the territory of the Provinces of Mendoza, San Juan and San Luis.

In addition, in December 2017, EDASA executed an agreement with Monster Energy Company for the distribution and commercialization of energy drinks of the “Monster” trademark for an initial period of 10 years in the territory within the franchise of Andina Argentina, with the consent of The Coca-Cola Company. Also, in April 2021 EDASA, together with Monster Energy Company, entered into an agreement whereby Monster Energy Company appointed Embotelladora del Atlántico S.A. as the manufacturer of products bearing the "Monster" brand for an initial term of 5 years.

Paraguay

Soft Drinks, Juices and Waters: In 2023, PARESA distributed 88.6% of its products through direct distribution (independent transport companies), and 11.4% through wholesale distributors.

Competition

We face intense competition throughout the franchise territories principally from bottlers of competing soft drink brands. See “Item 3. Key Information — Risk Factors — Risks Related to our Company—Our Business is highly competitive including with respect to price competition which may adversely affect our net profits and margins.” As a result of restrictions related to COVID-19, for 2021, A.C. Nielsen changed the methodology and sample in Argentina, Chile and Paraguay and figures for that period were obtained using such methodology, however, 2022 and 2023 figures presented herein were obtained from surveys carried out using the former methodology. Therefore, 2023 and 2022 figures in those countries may not be fully comparable to those of 2021. Additionally, in Brazil during 2023 A.C. Nielsen modified the calculation methodology with a change in the channels in which the information is collected, so the figures for 2021 and 2022 in Brazil were recalculated for comparability purposes.

The following table presents the market share of Coca-Cola and other soft drinks in Chile, Brazil, Argentina and Paraguay for the periods indicated:

	2021				2022				2023
	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay	Chile	Brazil	Argentina	Paraguay

	(%)
Coca-Cola soft drinks	64	61	59	76	64	62	59	75	65	63	60	75
Pepsi Bottler soft drinks	33	18	15	7	32	19	15	6	31	19	14	6
Other soft drinks	3	21	26	17	4	19	25	19	4	18	26	19
Total	100	100	100	100	100	100	100	100	100	100	100	100

Source: A.C. Nielsen. During 2022, in Argentina, Nielsen conducted a recalculation of data from 2020 and 2021. This reprocessing resulted from a quality review conducted jointly by Nielsen and The Coca-Cola Company teams, based on the detection of certain opportunities for improvement on the data collection that was carried out during 2020 and 2021 in times of the COVID-19 pandemic. This reprocessing was carried out at country level, so data from all bottlers in Argentina were recalculated. Additionally, in Brazil during 2023 A.C. Nielsen modified the calculation methodology with a change in the channels in which the information is collected, so the figures for 2021 and 2022 in Brazil were recalculated for comparability purposes.

Chile

Soft Drinks: the soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to deliver product in popular bottle sizes, distribution capacity, and the number of returnable bottles held by retailers or by consumers. Returnable bottles can be exchanged at the time of new purchases in lieu of paying a bottle deposit, thereby decreasing the purchase price. Our main competitor in the Chilean franchise territory is Embotelladora Chilenas Unidas (ECUSA), a subsidiary of Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile. ECUSA produces and distributes Pepsi-Cola products and its own soft drinks brands (e.g., Bilz and Pap). Based on reports by A.C. Nielsen, we estimate that in 2023, our average soft drink market share within our franchise territories was 64.7%.

Other beverages: our main competitor in the water market is CCU, which has its own brand (Cachantun y +Mas), where there is also competition from other low-priced brands ("B-Brands"). Our main competitors in the juice segment are the Watt's-CCU joint venture, Córpora Tres Montes and three of the main milk producers in Chile: Soprole S.A., Nestlé Chile S.A. and Loncoleche. The market for fruit-flavored beverages in Chile also includes lower-cost concentrates of lower quality and artificially flavored powdered soft drink mixes. We do not consider these products to compete with our water and juice business as we believe these products are of lower quality and value. Based on reports by A.C. Nielsen, we estimate that in 2023, our average market share within our Chilean franchise territories reached approximately 37.9% for juices and others segment and approximately 46.5% for waters.

In the different alcoholic categories, Andina’s main competitor in Chile is CCU, which through different business models distributes beers (its main brands are Escudo, Cristal, Royal and Heineken), spirits (brands from the Pernod Ricard portfolio), piscos (Control and Mistral brands, among others) and wines (Viña San Pedro brands such as Castillo de Molina, among others).

Brazil

Soft Drinks: the soft drink segment of the Brazilian beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising and distribution capacity (including the number and location of sales outlets). According to A.C. Nielsen, our main soft drink competitor in the Brazilian territory is American Beverage Company or AmBev, the largest beer producer and distributor in Brazil and also produces soft drinks, including Pepsi-Cola products. Based on reports by A.C. Nielsen, we estimate that in 2023, our average soft drink market share within our Brazilian franchise territories was approximately 62.8%.

Other Beverages: in the beer sector, Andina Brazil’s main competitor is AmBev which during 2023 had a very dominant position in the Brazilian market. AmBev stands out in the advancement of digital platforms, both in B2B (Bees) and D2C (Zé Delivery). Based on reports by A.C. Nielsen, we estimate that in 2023, our average market share for waters reached 24.6%, where we distributed under the Crystal and Glaceau SmartWater brands. In the segment of juices and others, based on reports by A.C. Nielsen, we estimate that in 2023, our average market share was 41.8%.

Argentina

Soft Drinks: the soft drink segment of the Argentine beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and distribution capacity. Our greatest competitor in Argentina is Pepsi, commercialized by InBev. The most significant B-brands competitors are: Refres Now (Manaos), Pritty and Produnoa (Secco). Based on reports by A.C. Nielsen, we estimate that in 2023, our average soft drink market share within our Argentine franchise territories reached approximately 59.9%.

Other Beverages: we service the market of flavored and plain waters with the brands Aquarius, Bonaqua and Benedictino. Based on reports by A.C. Nielsen, we estimate that in 2023, our average market share was 15.4%. In addition, the juices and others market is serviced by the Cepita, Cepita Fresh, AdeS and Powerade brands. Based on reports by A.C. Nielsen, we estimate that in 2023, our average market share was 46.8%. Our biggest competitor in the water category is Danone, RPB (Baggio) in juices and InBev in sports drinks.

Paraguay

Soft Drinks: the soft drink segment of the Paraguayan beverage industry is highly competitive. The most important areas of competition are product image, pricing, advertising, ability to produce bottles in popular sizes and the number of returnable bottles held by retailers or by consumers.

Our greatest competitor, local brand “Niko/De La Costa,” is produced and bottled by Embotelladora Central S.A., which had a 10.1% market share in 2023. In 2023, Pepsi had a market share of 5.7%, and is produced and marketed by Vierci Group, a local franchisee. Based on reports by A.C. Nielsen, we estimate that in 2023, our average soft drinks market share within our Paraguayan franchise territories was approximately 75.1%.

Other Beverages: we are leaders in all non-carbonated categories. In waters, based on reports by A.C. Nielsen, we estimate that in 2023, our average market share was 56.6% with our Dasani, Aquarius, Tropical and Benedictino brands. The market for juices and others is serviced through the Del Valle and AdeS brands, Powerade in sport drinks, and Monster in energy drinks. Based on reports by A.C. Nielsen, we estimate that in 2023, our average market share was 61.1%.

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

Sales

In 2023, total sales of AEASA reached Ch$22,145 million, of which Ch$7,779 million corresponded to sales to EDASA, Ch$1,574 million corresponded to sales to other related companies of the group and Ch$12,792 million corresponded to sales to third parties.

Competition

AEASA is the supplier of returnable bottles, preforms, plastic caps and cases for Coca-Cola Bottlers in Argentina, also supplying some formats to Coca-Cola bottlers in Chile, Uruguay and Paraguay. In Argentina, we compete principally with Alpla S.A. and Amcor.

CMF and Syphon are the suppliers of PET resin raw materials, returnable and preform packaging, as well as a main supplier in caps, cases and other plastic resin inputs. There are few suppliers in Chile for these inputs; the other supplier with similar productive capacities is Plasco S.A., which manufactures mainly for ECUSA, Pepsi's bottling company in Chile.

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

Chile

Soft Drinks: Main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Coca-Cola de Chile S.A.
●	Sweeteners (Sugar/Fructose): Iansa Ingredientes S.A., Sucden Chile S.A. and Comercializadora de Productos Panor Ltda.
●	Preform plastic containers: Envases CMF S.A.
●	Glass containers: Cristalerías de Chile S.A. and Cristalerías Toro S.P.A.
●	Caps: Sinea S.A.
●	Cardboard: Corrupac S.A. and Envases Impresos S.P.A.
●	Carbon dioxide: Linde Gas Chile S.A.
●	Thermo-contractible: Plásticos Arpoli S.P.A.

In 2023, 88% of the variable cost of sales of soft drinks corresponded to the main raw materials and finished products purchased by Andina in Chile. The cost of each raw material within the total of main raw materials is the following: concentrate represents 70%, sweeteners 13%, non-returnable bottles 10%, bottle caps 2%, carbon dioxide 1% and other raw materials 3%. Water is not an important raw material cost. Additionally, the cost of finished products acquired from our subsidiaries, such as ECSA, is included in the cost of soft drink sales. These costs represent 16% of total soft drink cost of sales and correspond mainly to cans, PET bottles and sweeteners.

Other Beverages: the main raw materials used by Vital Jugos in the production of juices and as a percentage of total raw material costs, are sweeteners 3.2%, fruit pulp and juices 13.1%, concentrate 26.2%, containers 18.4%, wrapping material 4.2%, caps 4.5%, and other raw material 2.5% all of which during 2023 accounted for 72.1% of total costs for sales of juice, including packaging. Additionally, AdeS finished product represented 2% of total costs for sales of juices.

The principal raw materials used by Vital Aguas in the production of still and sparkling mineral water and as a percentage of total raw material costs are: packaging 33.2%, concentrate 23.8%, caps 6.3%, wrapping material 6%, carbonation 1.2%, and other raw materials 1.9%, all of which during 2023 accounted for 72.5% of total costs for sales of water, including packaging.

Brazil

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Industria do Amazonas Ltda.
●	Sweeteners (Sugar/Fructose): Usina Alta Mogiana S.A. Açúcar e Alcool.
●	Preform plastic containers: Valgroup Rj Industria De Embalagens Rigidas Ltda.
●	Returnable plastic containers: RioPet Embalagens S.A.
●	Cans: Crown Embalagens Metalicas Da Amazonia S.A.
●	Caps: Valgroup Mg Industria De Embalagens Rigidas Ltda.
●	Reels (tetrapak): Tetra Pak Ltda.
●	Labels: Pp Print Embalagens S.A.
●	Electricity/Gas: Ecogen Rio Soluções Energeticas S.A.
●	Water: Igua Rio De Janeiro S.A.
●	Thermo-contractible: Valgroup Mg Industria De Embalagens Flexiveis Ltda.

In 2023, 75.7% of the variable cost of sales for soft drinks produced by Andina Brazil corresponded to main raw materials. The cost of each raw material within the total of main raw materials is the following: concentrate (including juice used for some flavors) represents 47.0%; sugar and artificial sweeteners 17.9%; non-returnable bottles 14.5%; cans 13.1%; bottle caps 2.8%; carbon dioxide 1.7% and other raw materials 2.9%.

Argentina

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Servicios y Productos para Bebidas Refrescantes S.R.L.
●	Sweeteners (Sugar/Fructose): Ingrecor S.A. and Complejo Aliment. San Salvador S.A.
●	Preform plastic containers: Andina Empaques Argentina S.A.
●	Resin containers: Alpek Polyester Argentina S.A. and Circular-Pet S.A.
●	Reels (tetrapak): Tetra Pak S.R.L.
●	Glass containers: Cattorini Hnos. S.A.C.I.F.E I.
●	Cans: Ball Beverage Can South America S.A.
●	Cardboard / Pallet / Chapadur: Fiplasto S.A.

●	Caps: Priva S.A.
●	Thermo-contractible: Rio Chico S.A.

In 2023, 61.7% of the variable cost of sales for soft drinks produced by Andina Argentina corresponded to main raw materials. The cost of each raw material as a percentage of the total cost of raw materials is as follows: concentrate 60.8%, sugar and artificial sweeteners 16.2%, non-returnable bottles 12.4%, bottle caps 2.7%, carbon dioxide 0.7%, cans and caps 3.1%, and other raw materials 4.2%. Additionally, the cost of finished products purchased from third parties is included within the cost of sales of soft drinks. These costs represent 6.21% of the total costs of sales of soft drinks and correspond to can formats and other formats of soft drinks which are not produced by Andina Argentina during 2023.

PET Packaging: The principal raw material required for production of PET bottles is PET resin. During 2023, this raw material was mainly purchased from Alpek Polyester Argentina S.A., Ecopek S.A y Circular-Pet S.A. In the case of plastic caps and cases, the main raw material required for their production is HDPE resin (high density polyethylene), which during the year 2023 was bought mainly from PBB Polisur S.A., The Dow Chemical Co. and GC Marketing Solution CO.

In 2023, AEASA’s costs for PET resin accounted for 34% of the total variable cost of its sales.

Paraguay

Soft Drinks: main suppliers of raw materials for the production of soft drinks:

●	Concentrate: Recofarma Indústrias do Amazonas Ltda. and Servicios y Productos para Bebidas.
●	Sweeteners (Sugar/Fructose): Inpasa del Paraguay S.A., Alcotec Sociedad Anónima, Ingrecor S.A. and Azucarera Paraguaya S.A.
●	Preform plastic containers: Industrias PET S.A.E.C.A.
●	Caps: Andina Empaques Argentina S.A.
●	Reels (tetrapak): Tetra Pak Global Distribution S.A.
●	Thermo-contractible: Petropack S.A.
●	Cans: Embotelladora del Atlántico S.A.

During 2023, 71% of the variable cost of sales for beverages produced by PARESA corresponded to our main raw materials. The composition of this raw material cost is as follows: concentrate represents 52%, sugar and artificial sweeteners 18%, non-returnable bottles 17%, bottle caps 4%, carbon dioxide 1% and other raw materials 8%. Additionally, AdeS finished products for the sale of juices and soft drink cans purchased from third parties represented 2.5% and 3.6% of total variable costs, respectively.

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

Pursuant to the existing distribution agreements with Heineken, Estrella Galicia, Monster, Perfetti Van Melli and Campari, these companies are responsible for planning and managing advertising, marketing and promotional activities related to beer, energy drinks, alcoholic beverages, and confectionery, respectively. Andina Brazil, however, is free to undertake marketing or promotional activities with Heineken’s, Estrella Galicia, Monster’s, Perfetti’s and Campari´s prior approval. The parties have agreed to assume jointly the costs of certain promotional activities (radio or television) and for certain outdoor events which take place in the Rio de Janeiro, Espírito Santo and Ribeirão Preto regions.

In Argentina, in accordance with the existing distribution agreement with Grupo Peñaflor S.A., Grupo Peñaflor S.A. is responsible for planning and managing advertising, marketing and promotional activities related to beer, wine and cider. Andina Argentina, however, is free to undertake marketing or promotional activities with Grupo Peñaflor S.A.’s prior approval. The parties have agreed that Grupo Peñaflor S.A. will assume the costs of promotional activities (radio, television, outdoor advertising and media) in the region.

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

In Paraguay, in accordance with the existing distribution agreement with Cervepar S.A., Cervepar S.A.is responsible for planning and managing advertising, marketing and promotional activities related to beer.

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

Channel Marketing

In order to provide more dynamic and specialized marketing of our products, our strategy is to divide our market into distribution channels. Our main channels are “mom and pops” which are small retailers, “on premise” consumption such as restaurants and bars, “supermarkets” and “wholesale distributors.” Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drinks and other beverages consumers in each type of location or distribution channel. In response to this analysis, we seek to tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

The bottler agreements require us to maintain adequate production and distribution facilities; inventories of bottles, caps, boxes, cartons and other exterior packaging or materials; to undertake adequate quality control measures prescribed by The Coca-Cola Company; to develop, stimulate, and fully satisfy the demand for Coca-Cola soft drinks and other Coca-Cola beverages and that we use all approved means, and spend such funds on advertising and other forms of marketing, as may be reasonably required to meet that objective; and to maintain financial capacity as may be reasonably necessary to assure performance by us and our affiliates of our obligations before to The Coca-Cola Company. All bottler agreements require us to submit, on an annual basis, our business plans for such franchise territories to The Coca-Cola Company, including without limitation, marketing, management and promotional and advertising plans for the following year.

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

Chile

Our licenses for the territories in Chile expire in December 2024.

In 2019, VJ S.A. and The Coca-Cola Company entered into a Bottler's Agreement for beverage products whereby The Coca-Cola Company authorized VJ S.A. to produce, process and bottle, products under certain brands in containers previously approved by The Coca-Cola Company, Andina and Embonor hold the rights to acquire VJ S.A.'s products. This contract expires in December 2024.

In 2019, The Coca-Cola Company and Vital Aguas S.A. entered into a Water Production and Packaging Agreement to prepare and package different types of water. This contract expires in December 2024.

Brazil

Our licenses for the territories in Brazil expire in October 2027.

Argentina

Our licenses for the territories in Argentina expire in September 2027.

Paraguay

Our licenses for the territories in Paraguay expire in March 2028.

Regulation

General

We are subject to a full range of government regulations generally applicable to companies engaged in business in our franchise territories, including but not limited to labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities and anti-trust laws. As of December 31, 2023, we have no knowledge of any legal or administrative material pending proceedings are against us with respect to any regulatory matter in any of our franchise territories except those listed as such in “Item 8. Financial Information—Contingencies.”

We believe that, to the best of our knowledge, we are in compliance in all material respects with applicable statutory and administrative regulations relating to our business in each of our franchise territories.

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

Brazil: Labor laws, in addition to mandating employee benefits, include regulations to ensure sanitary and safe working conditions in our production facilities located in Brazil. Food and beverage producers in Brazil must register their products with and receive a ten-year permit from the Ministry of Agriculture and Provisioning and the Ministry of Health. Our permits from said Ministries are valid and in force for a term of ten years for each product we produce. Although we cannot assure you that they will be renewed, we have not experienced any material difficulties in renewing our permits in the past nor do we expect to experience any difficulties in the future. The Ministries do not regularly inspect facilities, but they do send inspectors to investigate any complaints they receive.

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

Environmental Matters

It is our policy to conduct environmentally sound operations on a basis consistent with applicable laws and within criteria established by The Coca-Cola Company. Although regulation of matters relating to the protection of the environment is not as well-developed in the franchise territories as in the United States and other industrialized countries, we expect that additional laws and regulations may be enacted in the future with respect to environmental matters that may impose additional restrictions on us which could materially or adversely affect our results of operations in the future. As of December 31, 2023, we have no knowledge of any material legal or administrative proceedings pending against us in any of the franchise territories with respect to environmental matters, and we believe that, to the best of our knowledge, we are in compliance in all material respects with all environmental regulations applicable to us.

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

The following chart presents a summary of our direct and indirect ownership interests in our subsidiaries and associated companies:

The following table presents information relating to the main activities of our subsidiaries and associated companies, as well as our direct and indirect ownership interests in them as of the date of this document:

Subsidiary	Activity	Country of Incorporation	Percentage of direct and indirect ownership
Embotelladora Andina Chile S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Chile	100.0
VJ S.A.	Manufacture, distribute, and commercialize all kinds of food products, juices, and beverages.	Chile	65.00
Vital Aguas S.A.	Manufacture, distribute, and commercialize all kinds of waters and beverages in general.	Chile	66.50
Servicios Multivending Ltda.	Commercialize products through equipment and vending machines.	Chile	100.0
Transportes Andina Refrescos Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	100.0
Transportes Polar S.A.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	100.0
Envases Central S.A.	Manufacture and packaging of all kinds of beverages and commercialize all kinds of packaging.	Chile	59.27
Andina Bottling Investments S.A.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Chile	100.0
Andina Bottling Investments Dos S.A (2)	Carry out exclusively foreign permanent investments and lease all kinds of real estate.	Chile	100.0
Andina Inversiones Societarias SpA.	Invest in all types of companies and commercialize food products in general.	Chile	100.0
Comercializadora Novaverde S.A	Process and commercialize fruits, ice cream, vegetables and food in general, under the Guallarauco trademark.	Chile	35.00
Re-Ciclar S.A. (3).	Produce recycled resin for the Coca-Cola system and third parties.	Chile	60.00
Rio de Janeiro Refrescos Ltda.	Manufacture and commercialize beverages in general, powdered juices and other related semi-processed products.	Brazil	99.99
Embotelladora del Atlántico S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Argentina	100.0
Andina Empaques S.A.	Design, produce, and commercialize plastic products mainly packaging.	Argentina	99.98
Alimentos de SOJA S.A.	Manufacture, commercialize, import, export, transformation, fraction, package and distribute food products and beverages in general, and their raw materials and related products and by-products.	Argentina	14.82
Paraguay Refrescos S.A.	Manufacture, bottle, distribute, and commercialize non-alcoholic beverages.	Paraguay	97.83
Circular-Pet S.A. (4)	Produce recycled resin for the Coca-Cola system and third parties.	Paraguay	33.33
Red de Transportes Comerciales Ltda.	Provide administrative services and management of domestic and foreign ground transportation.	Chile	100.0
Envases CMF S.A.	Manufacture, acquire and commercialize all types of containers and packaging; and provide bottling services.	Chile	50.00
Coca-Cola del Valle New Ventures S.A.	Manufacture, distribute and commercialize all kinds of juices, waters and beverages in general.	Chile	35.00
Leão Alimentos e Bebidas Ltda.	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	10.26
Trop Frutas do Brasil Ltda.	Manufacture, commercialize and export natural fruit pulp and coconut water.	Brazil	6.10
Sorocaba Refrescos S.A.(1)	Manufacture, bottle and commercialize beverages and food in general. Invest in other companies.	Brazil	40.00
SRSA Participações Ltda.	Purchase and sale of real estate investments and property management.	Brazil	40.00
Kaik Participações Ltda.	Invest in other companies with own resources.	Brazil	11.32
UBI 3 Participações Ltda	Invest in other companies with own resources. Purchase and sale of real estate investments and property management.	Brazil	8.50
(1)	In 2012, 40% of the Brazilian company Sociedad Brasilera Sorocaba Refrescos S.A. was acquired for a total price of R$146.9 million.
(2)	In November 2021, Abisa Corp and Aconcagua Investing Ltda. were merged into Andina Bottling Investments Dos S.A. (ABISA DOS) for corporate reorganization purposes. As a consequence of the merger, Abisa Corp and Aconcagua Investing Ltda. were absorbed by ABISA DOS, which became the owner of the shares issued by Andina Inversiones Societarias S.A, previously held by Aconcagua Investing Ltda. Abisa Corp had no investment in any entity.
(3)	During 2021, Embotelladora Andina S.A. held an interest in Re-Ciclar, a company whose purpose is to produce recycled resin for the Coca-Cola system and third parties. Non-controlling interest reaches 40.0%.

(4)	In February 2021, the subsidiary Paraguay Refrescos S.A. together with INPET S.A.E.C.A and CORESA incorporated and executed a shareholders’ agreement for a company named Circular-Pet. Each of these companies will own 33.3% Circular-Pet share capital. The main activity of Circular-Pet will be the manufacture and commercialization of post-consumer recycled PET resins, coming from the transformation of PET flakes.
D.	PROPERTY, PLANTS AND EQUIPMENT

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

	MAIN USE	Square meters	Property
ARGENTINA
Embotelladora del Atlántico S.A.
Azul	Distribution Center / Warehouses	600	Third Parties
Bahía Blanca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	102,708	Own
Bahía Blanca	Commercial Office	903	Leased
Bahía Blanca*	Real Estate (parking lot)	73,150	Own
Bahía Blanca	Warehouses (M&F Palletizer -EDF deposit)	1,400	Leased
Bariloche	Offices / Distribution Center / Warehouses	2,495	Leased
Bialet Masse (Córdoba)*	Real Estate**	880	Own
Bragado	Commercial Office	38	Leased
Carlos Paz (Córdoba)	Commercial Office	270	Leased
Carmen de Patagones	Commercial Office / Warehouses / Crossdocking	1,600	Leased
Chacabuco*	Offices / Distribution Center / Warehouses	25,798	Own
Chivilcoy	Distribution Center / Warehouses	1,350	Third Parties
Chivilcoy	Commercial Office	72	Leased
Comodoro Rivadavia	Offices / Distribution Center / Warehouses	7,500	Leased
Concepcion del Uruguay	Commercial Office	118	Leased
Concordia	Commercial Office / Third party Distribution Center / Warehouses	1,214	Leased
Córdoba*	Offices /Production of soft drinks and other still beverages / Distribution Center / Warehouses / Real estate	959,585	Own
Córdoba (San Isidro)*	Deposit / Offices / Cold equipment repair workshop	8,808	Own
Córdoba	Deposit (Rigar)	6,270	Leased
Córdoba	Marketing and Cooling Deposit (Ricardo Balbín)	2,500	Leased
Córdoba	Galot and Lessen Deposit- Raw Materials - Finished product	2,800	Leased
Córdoba	Galot and Lessen Deposit- Finished product	8,400	Leased
Córdoba	Commercial offices (Dinosaurio Mall Alto Verde)	357	Leased
Córdoba	Cold deposit (Granate SRL)	1,500	Leased
Córdoba	Raw material deposit (Granate SRL)	4,720	Leased
Coronel Suarez	Offices / Third party Distribution Center / Warehouses / Deposit	1,000	Leased
General Pico*	Offices / Distribution Center / Warehouses	15,525	Own
General Roca	Distribution Center / Warehouses	2,800	Third Parties
Gualeguaychu	Commercial Office / Warehouses	2,392	Leased
Junin (Buenos Aires)	Cross Docking	995	Third Parties
Junin (Buenos Aires)	Commercial Office	108	Leased
Mendoza*	Offices / Distribution Center / Warehouses	36,452	Own
Mendoza*	Commercial Office	520	Leased
Mendoza*	Cold deposit	4,240	Leased
Monte Hermoso*	Real Estate**	300	Own
Neuquén*	Offices / Distribution Center / Warehouses**	10,157	Own
Neuquén*	Centenario Deposit / Offices	48,188	Leased
Neuquén*	Commercial Office	230	Leased
Olavarria	Offices / Distribution Center / Warehouses	3,065	Leased
Paraná	Commercial Office	318	Leased
Pehuajo	Offices / Distribution Center / Warehouses	1,060	Leased
Pergamino*	Offices / Cross Docking	15,700	Own
Rio Gallegos	Distribution Center / Warehouses	937	Leased
Rio Gallegos	Distribution Center / Warehouses	2,491	Leased
Rio Grande	Offices / Distribution Center / Warehouses	2,460	Leased
Río Cuarto (Córdoba)*	Deposit / Distribution Center / Cross Docking	7,482	Own
Río Cuarto (Córdoba)	Commercial Office	93	Leased

	MAIN USE	Square meters	Property
Rivadavia (Mendoza)*	Deposit**	800	Own
Rosario*	Offices / Distribution Center / Warehouses / Parking Lot / Real Estate	27,814	Own
Rosario (calle Casilda)	Deposit / Parking / Truck parking lot	20,152	Own
Rosario (Comuna Alvear)	Cold deposit (Distribuidora Raymundo SRL)	2,165	Leased
San Francisco (Córdoba)	Commercial Office	63	Leased
San Juan*	Offices / Distribution Center / Warehouses	48,036	Own
San Luis*	Commercial Office / Distribution Center / Warehouses	5,205	Own
San Nicolas	Commercial Office	50	Leased
San Rafael (Santa Fe)	Commercial Office	58	Leased
Santa Fe (Casilda)	Commercial Office	40	Leased
Santa Fe	Commercial Office	238	Leased
Santa Rosa	Distribution Center / Warehouses	1,200	Third Parties
Santo Tomé*	Administrative Office / Distribution Center / Warehouses / Deposit	75,000	Own
Trelew*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	51,000	Own
Trelew	Warehouses	1,500	Leased
Tres Arroyos	Offices / Crossdocking / Warehouses	1,548	Leased
Ushuaia	Offices / Distribution Center / Warehouses	1,360	Leased
Ushuaia	Commercial Office	94	Leased
Venado Tuerto	Commercial Office / Distribution Center / Warehouses	2,449	Third Parties
Villa Maria	Commercial Office	125	Leased
Villa Mercedes	Commercial Office	70	Leased
Andina Empaques Argentina S.A.
Buenos Aires*	Production of bottles, PET Preforms, Plastic Caps and Cases	27,520	Own
Buenos Aires	Deposit adjoining the production plant	1,041	Leased
Buenos Aires	Deposit adjoining the production plant	940	Leased
BRAZIL
Rio de Janeiro Refrescos Ltda.
Jacarepaguá	Offices / Production of Soft Drinks / Distribution Center / Warehouses	249,470	Own
Duque de Caxias*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	2,243,953	Own
Nova Iguaçu*	Distribution Center / Warehouses	82,618	Own
Bangu*	Distribution Center	44,389	Own
Campos dos Goytacazes*	Distribution Center	36,083	Own
Cabo Frio*	Distribution Center**	1,985	Own
São Pedro da Aldeia 1*	Distribution Center	10,139	Concession
Itaperuna*	Cross Docking	2,500	Leased
Caju 1*	Distribution Center	4,866	Own
Caju 2*	Distribution Center	8,058	Own
Caju 3*	Parking Lot	7,400	Leased
Vitória (Cariacica)*	Distribution Center	93,320	Own
Cachoeiro do Itapemirim*	Cross Docking	8,000	Leased
Ribeirão Preto	Offices / Production of Soft Drinks / Distribution Center / Warehouses	238,096	Own
Ribeirão Preto*	Real Estate	279,557	Own
Franca*	Distribution Center	32,500	Own
Mococa*	Distribution Center	33,669	Leased
Araraquara*	Distribution Center	11,658	Own
São Paulo*	Apartment	69	Own
São Joao da Boa Vista*	Cross Docking	20,773	Own
São Pedro da Aldeia 2*	Parking Lot	6,400	Concession
Nova Friburgo*	Commercial Office / Cross Docking	350	Leased
Guarapari*	Commercial Office	218	Leased
Colatina*	Commercial Office / Cross Docking	3,840	Leased
São Mateus*	Commercial Office / Cross Docking	2,007	Leased
Rio das Ostras*	Commercial Office	527	Leased
Passos*	Distribution Center	8,500	Leased
Guarapari*	Commercial Office	218	Leased
Xerém*	Deposit	10,000	Leased
Anhanguera*	Deposit	57,162	Leased
CHILE
Embotelladora Andina S.A.
Renca*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	415,517	Own
Renca*	Warehouses	55,562	Own
Renca*	Warehouses	11,211	Own

	MAIN USE	Square meters	Property
Renca*	Warehouses	46,965	Own
Carlos Valdovinos*	Distribution Center / Warehouses	106,820	Own
Puente Alto *	Distribution Center / Warehouses	68,682	Own
Maipú*	Distribution Center / Warehouses	45,833	Own
Bodega MCC	Distribution Center / Warehouses	9,280	Leased
Colina	Distribution Center / Warehouses	6,550	Leased
Chimba	Distribution Center / Warehouses	1,000	Leased
Demetrop (Metropolitan Region)	Warehouses	n/a	Leased
Trailerlogistic (Metropolitan Region)	Warehouses	n/a	Leased
Monster (Metropolitan Region)	Warehouses	n/a	Leased
Rancagua*	Distribution Center / Warehouses	25,920	Own
San Antonio*	Distribution Center / Warehouses	19,809	Own
Antofagasta *	Offices / Production of Soft Drinks / Distribution Center / Warehouses	34,729	Own
Antofagasta *	Warehouses	8,028	Own
Calama*	Distribution Center / Warehouses	10,700	Own
Tocopilla*	Distribution Center / Warehouses	562	Own
Coquimbo*	Offices / Distribution Center / Warehouses	31,383	Own
Copiapó*	Distribution Center / Warehouses	26,800	Own
Ovalle*	Distribution Center / Warehouses	6,223	Own
Vallenar*	Distribution Center / Warehouses	5,000	Own
Illapel	Distribution Center / Warehouses	n/a	Leased
Punta Arenas*	Offices / Production of Soft Drinks / Distribution Center / Warehouses	109,517	Own
Coyhaique*	Distribution Center / Warehouses	5,093	Own
Puerto Natales	Distribution Center / Warehouses	850	Leased
VJ S.A.
Renca*	Offices / Production of Juices	40,000	Own
Vital Aguas S.A.
Rengo*	Offices / Production of Waters	346,532	Own
Envases Central S.A.
Renca*	Offices / Production of Soft Drinks	51,907	Own
Re-Ciclar S.A.
Lampa*	Offices / RPET Resin production (under construction)	7,500	Own
PARAGUAY
Paraguay Refrescos S.A.
San Lorenzo*	Offices / Production of Soft Drinks / Warehouses	275,292	Own
Coronel Oviedo*	Offices / Warehouses	32,911	Own
Encarnación*	Offices / Warehouses	12,744	Own
Ciudad del Este*	Offices / Warehouses	14,620	Own
*	Free of encumbrance properties.
**	Inactive: facilities that are not currently being used by the Company.

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

	Year Ended December 31,
	2022			2023
			Capacity			Capacity
	Annual	Average	Utilization	Annual	Average	Utilization
	Total	Capacity	During	Total	Capacity	During
	Installed	Utilization	Peak Month	Installed	Utilization	Peak Month
	Capacity(1)	(%)	(%)	Capacity(1)	(%)	(%)
Soft drinks (millions of UCs):
Andina Chile	323	53	71	373	46	52
Andina Brazil	403	64	69	388	68	71
Andina Argentina	365	48	56	363	47	53
Paraguay Refrescos	142	40	60	147	42	52
Other beverages (millions of UCs)
Andina Chile	23	51	74	23	63	70
Andina Brazil	57	66	71	68	70	68
Andina Argentina	123	22	30	118	27	33
Paraguay Refrescos	48	28	37	48	30	21
ECSA/VJSA/VASA	136	69	82	142	62	75
PET packaging (millions of bottles) (2)	46	49	79	45	31	66
Preforms (millions of preforms) (2)	900	88	99	1,050	84	96
Plastic caps (millions of caps) (2)	1,000	53	76	1,426	36	76
Cases (millons of cases) (2)	0.7	75	100	0.7	78	100
(1)	Annual Total Installed Capacity assumes production of the mix of products and containers produced in 2022 and 2023.
(2)	Andina Empaques Argentina only.

In 2023, we continued to modernize and renovate our production plants in order to maximize efficiency and productivity.

In Andina Chile, at the end of 2023 we started the most significant project to increase the capacity of the Renca Facility since its initial installation. This project included the construction of Production Line #12, which can fill up to 30,000 bottles per hour (our highest filling speed production line), allowing to increase the one way bottle (bottles that are not refillable) volume in 35%, which we believe will cover the estimated demand for the next 10 years. This project also included the construction of a product warehouse, adding more than 5,000 pallet positions to the facility (which represents 45% more in the storage capacity). Additionally, it included the syrup room, multiplying by six the current capacity of flavored water production. To achieve a vertical start up, we trained the operation team in a learning center in Brazil. We are enthusiastic with this new capacity of the Renca facility as we believe it will allow us to cover the demand increase in the long term and to be more productive in the short term.

Regarding our subsidiaries in Chile, in Vital Jugos, Vital Aguas and ECSA, during 2023 we have completed the modernization of our isotonics production line, allowing us to substantially reduce the weight of the bottles, reduce energy and water consumption, and increase production capacity. In addition, we stabilized the efficiency of a new high speed can production line implemented during the second quarter of 2022, increasing the local capacity of carbonated soft drinks and copacking of Monster Energy portfolio. Finally, by the end of 2023, we bottled Fastlyte, an RTD hydrating serum, being the second operation in the world of the Coca-Cola system to introduce the category in its portfolio.

In Brazil, 2023 consolidated Andina Brazil as the most relevant supplier for other KO franchises over a wide variety of categories, reaching above 18 MMUC shipped from one of our production facilities. Ribeirão Preto’s plant holds the lead with above 14 MMUC in SSDs, Energy, Sports Drinks, mineral water and ARTDs. Nonetheless, Jacarepagua plant serves as a relevant supplier for Tea beverages and SSDs having reached 2.4 MMUC last year, while Duque de Caxias mineral water sources were responsible for another 2.3 MMUC. Also important to mention, Andina’s initiatives on expanding Duque de Caxias plant into a multicategory plant are on the march and phase 1 of this project is estimated to be concluded by the first semester of 2025. In logistics, Andina Brazil has renewed its forklifts fleet with 18 new equipment’s, of which 4 are electric powered.

In Argentina, in 2023, we continued to invest in the purchase of equipment and bottle inventory adjustments required to have single returnable bottles in Ref PET 2.5 liters and 0.35 liters glass bottles, by replacing the ACL label (permanent) with the OW label, optimizing the number of bottles and allowing greater flexibility to change formulas, expand the flavor portfolio, and adapt to the new Labeling Law regulations. We continued with the purchase and installation of equipment, as well as the execution of adjustments and building works required for the full production of seed-based products for the entire Coca-Cola system in Argentina and supply to neighboring countries, using five validated Tetra Pak lines. Personnel for manufacturing, quality control, inventory management, and storage were educated and trained on the new capabilities required for these products. Suppliers and new alternatives were developed to alleviate the soybean shortage caused by the drought in the country. We began with civil works and the import of equipment for the start-up of a returnable products line at the Mendoza Plant, with the goal of supplying the second most important location in returnable product consumption. Because of the economic environment and consumer realities, this strategic investment also allows us to reduce logistics costs and improve our carbon footprint. Production is expected to begin the third quarter of 2024.

In Paraguay, in 2023, the launch of the labeling machine and label extraction in line 4 was carried out, which will allow us to use unique bottles in this line, also allowing us to expand the portfolio of flavors that are filled in this line. Additionally, given the uncertainty of the sugar market, we migrated our entire portfolio sweetened from simple syrup to fructose as the main sweetener, capitalizing the investment made in 2022.

As of December 31, 2023, we had total installed annual production capacity, including soft drinks, fruit juices, water and other beverages, of 1,671 million unit cases. Our primary facilities include:

●	through Coca-Cola Andina, in the Chilean territory, 3 soft drink and other beverages production facilities with 21 production lines, with total installed annual capacity of 396 million unit cases (23.7% of our total installed annual capacity);
●	through Vital Jugos in the Chilean territory, one fruit juice production facility, with 12 production lines, with total installed annual capacity of 41.5 million unit cases (2.5% of our total installed annual capacity);
●	through ECSA in the Chilean territory, one soft drink and other beverages production facility, with 3 production lines, with total installed annual capacity of 65 million unit cases (3.9% of our total installed annual capacity);
●	through Vital Aguas in the Chilean territory, one mineral water production facility, with 2 production lines, with total installed annual capacity of 35.3 million unit cases (2.1% of our total installed annual capacity);
●	through Rio de Janeiro Refrescos in the Brazilian territory, 3 soft drink and other beverages production facilities with 17 production lines for soft drinks with total installed annual capacity of 388 million unit cases (23.2% of our total installed annual capacity); and 17 production lines for juices, tea, water and other non-alcoholic beverages which satisfy the franchise’s needs and re-sales to other bottlers in Brazil, with total installed annual capacity of 68 million unit cases (4.1% of our total installed annual capacity);
●	through Embotelladora del Atlántico in the Argentine territory, 3 soft drink and other beverages production facilities with 17 production lines for soft drinks with a total installed annual capacity of 363 million unit cases (21.7% of our total installed annual capacity); 7 production lines for juices that covers the needs of our franchise, and one production line for waters and sensitive products with a total installed annual capacity of 118 million unit cases (7.1% of our total installed annual capacity);
●	through Andina Empaques Argentina S.A. in the Argentine territory, one production facility for bottles, preforms and plastic caps that covers the needs of the Coca-Cola system in that country. It has 13 preform injectors, 2 bottle blowers, 3 injectors for plastic caps and one production line for cases, with a total installed annual capacity of 2,522 million units considering PET bottles, preforms, plastic caps and cases;
●	through PARESA in the Paraguayan territory, one production facility located in San Lorenzo, with 8 soft drink and other beverages production lines with a total installed annual capacity of 147 million unit cases (8.8% of our total installed annual capacity); and 3 tetra pack lines with a total installed annual capacity of 48 million unit cases (2.9% of our total installed annual capacity).

ITEM 4A.UNRESOLVED SECURITIES AND EXCHANGE COMMISSION STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS 2023

Results of operation

Set forth below is a discussion and analysis of our results of operation for the years ended December 31, 2023, 2022 and 2021.

Our consolidated financial results for the years ended December 31, 2023, 2022 and 2021 include the results of our subsidiaries in Chile, Brazil, Argentina and Paraguay. Our consolidated financial statements reflect the results of the subsidiaries outside Chile, converted into Chilean pesos (our functional and reporting currency).

IFRS requires that assets and liabilities of our subsidiaries outside of Chile be converted from the functional currency to the presentation currency (Chilean peso) at year-end exchange rates, and that income and expense accounts are converted at monthly average exchange rates for the month in which they are recognized for those subsidiaries that do not operate in hyperinflationary economies.

In the case of our Argentine subsidiaries, which have been operating in an environment that during 2021, 2022 and 2023 was classified as hyperinflationary, the conversion criteria from the functional currency of those subsidiaries to our presentation currency is the following:

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

The Current Impact of the COVID-19 Pandemic

During 2023, the COVID-19 pandemic did not affect our operations in a significant manner, as the infection rate in the countries we operate decreased, and the measures taken by the governments to contain the spread of the pandemic were less restrictive. Our channel mix reached pre-pandemic levels, and we didn´t have any significant effects of the pandemic in our sales volume nor in our costs.

Summary of Results of Operations for the Years ended December 31, 2022 and 2023

The following tables set forth our sales volume, net sales and gross profit for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023

	(millions of unit cases (1))
Sales volume:
Chile
Soft drinks	166.1	160.8
Mineral water	57.4	59.1
Juices and other non-alcoholic	54.5	49.4
Beer & Spirits	41.7	40.5
Total	319.8	309.9

Brazil
Soft drinks	224.5	238.1
Mineral water	20.4	24.6
Juices and other non-alcoholic	28.5	32.4
Beer & Spirits	4.7	5.8
Total	278.0	300.9

Argentina
Soft drinks	169.8	162.3
Mineral water	16.4	16.8
Juices and other non-alcoholic	15.1	14.9
Spirits(2)	0.1	0.3
Total	201.4	194.2

Paraguay
Soft drinks	59.9	62.2
Mineral water	8.7	8.7
Juices and other non-alcoholic	5.8	6.5
Beer		0.2
Total	74.4	77.6
(1)	Unit cases refer to 192 ounces of finished beverage product (24 eight-ounce servings) or 5.68 liters.
(2)	In 2022 the Spirits category was included in the Juices and other non-alcoholic category; this year it is separated for better comparability.

Note: Totals may not sum due to rounding.

	Year ended December 31,
	2022		2023
	Ch$ millions	% of Total	Ch$ millions	% of Total
Net sales:
Chile	1,123,665	42.3	1,191,974	45.5
Brazil	636,860	24.0	745,383	28.5
Argentina	688,705	25.9	460,338	17.6
Paraguay	212,339	8.0	223,841	8.5
Inter-country eliminations (1)	(4,691)	(0.2)	(3,098)	(0.1)
Total net sales	2,656,878	100.0	2,618,437	100.0
(1)	Eliminations represent intercompany sales.

Note: Totals may not sum due to rounding.

The following tables set forth our results of operations for the years ended December 31, 2022 and 2023.

	Year ended December 31,
	2022		2023
		% of net		% of net
	Ch$ millions	sales	Ch$ millions	sales
Net sales	2,656,878	100.0	2,618,437	100.0
Cost of sales	(1,628,702)	(61.3)	(1,601,997)	(61.2)
Gross profit	1,028,177	38.7	1,016,440	38.8
Distribution and administrative expenses	(683,032)	(25.7)	(659,103)	(25.2)
Other (expense) income, net (1)	(112,341)	(4.2)	(96,831)	(3.7)
Income taxes	(104,345)	(3.9)	(85,994)	(3.3)
Net income	128,459	4.8	174,511	6.7
(1)	Includes other income (expenses), financial income (expenses), share in profit of investees accounted for under the equity method, foreign exchange gains (losses), other (losses) gains and gains (losses) from indexed financial assets and liabilities.

	Chile		Brazil		Argentina		Paraguay		Eliminations		Total (1)
Millons Ch$	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023

Net Sales	1,123,665	1,191,974	636,860	745,383	688,705	460,338	212,339	223,841	(4,691)	(3,098)	2,656,878	2,618,437
Cost of sales	(743,227)	(785,164)	(403,696)	(460,649)	(367,880)	(234,814)	(118,591)	(124,799)	4,691	3,428	(1,628,702)	(1,601,997)
Gross profit	380,439	406,810	233,164	284,734	320,825	225,524	93,748	99,042	—	330	1,028,177	1,016,440
Distribution and administrative expenses	(245,598)	(267,291)	(151,958)	(176,029)	(234,326)	(162,564)	(44,040)	(44,320)	—		(675,922)	(650,203)
Corporate expenses	—	—	—	—	—	—	—	—	—	—	(7,110)	(8,900)
(1)	Totals may not sum due to rounding.

Net Sales

Our sales volume was 882.6 million unit cases during the year ended December 31, 2023, a 1.0% increase compared to 873.6 million unit cases in 2022, explained by the volume increase in our operations in Brazil and Paraguay, which was partially offset by the volume decrease in the Argentine and Chilean operations. Volume for soft drinks, waters and beer and spirits increased 0.5%, 6.2% and 0.7%, respectively, while volume for juices/other non-alcoholic beverages decreased 0.7%, in each case during the year ended December 31, 2023 compared to 2022. The decrease of sales volume of juices/other non-alcoholic beverages is mainly due to the reduction of the volume in the Chilean operation, which was partially offset by the growth of the volume in the Brazilian and Paraguayan operations.

Our net sales were Ch$2,618,437 million during the year ended December 31, 2023, a decrease of 1.4% compared to Ch$2,656,878 million during 2022. Our net sales decreased mainly as a result of a decrease in sales in Argentina, which was mainly explained by the negative effect of the translation of figures to the reporting currency, and to a lesser extent by the lower volume sold and the price controls applied during most of the year in this operation. Lower revenues in the Argentine operation were partially offset by higher revenues in the Brazilian, Chilean and Paraguayan operations.

Soft drinks represented 62.2% of net sales during the year ended December 31, 2023, compared to 64.0% during 2022.

Chile

Our sales volume in Chile was 309.9 million unit cases during the year ended December 31, 2023, a 3.1% decrease compared to 319.8 million unit cases during 2022. Volume for soft drinks, juices/other non-alcoholic beverages and beer and spirits in Chile decreased 3.2%, 9.4% and 2.9% respectively, while volume for waters increased 3.0% in each case during the year ended December 31, 2023, compared to 2022.

Our average market share for soft drinks in Chile during the year ended December 31, 2023, according to A.C. Nielsen Company, was 64.7% (in terms of volume), compared to 64.4% for 2022, and 67.7% in terms of average sales, compared to 67.4% for 2022.

Our net sales in Chile were Ch$1,191,974 million during the year ended December 31, 2023, a 6.1% increase compared to Ch$1,123,665 million during 2022, which is explained by a higher average price in the period, due to the price increases performed, partially offset by the aforementioned decrease in volume.

Our net sales of soft drinks in Chile were Ch$575,674 million during the year ended December 31, 2023, a 6.7% increase when compared to Ch$539,334 million in 2022, as a result of higher revenues per unit case, partially offset by the lower volume sold. Our net sales of water and juices/other non-alcoholic beverages in Chile were Ch$324,885 million during the year ended December 31, 2023, a 3.8% increase compared to Ch$313,074 million during 2022, primarily as a result of higher revenues per unit case, partially offset by the lower volume sold. Our net sales of beer and spirits in Chile were Ch$291,415 million during the year ended December 31, 2023, a 7.4% increase compared to Ch$271,257 million during 2022, mainly as a result of higher revenues per unit case, partially offset by the lower volume sold.

Brazil

Our sales volume in Brazil was 300.9 million unit cases during the year ended December 31, 2023, an 8.2% increase compared to 278.0 million unit cases during 2022. Volume for soft drinks, waters, juices/other non-alcoholic beverages and beer and spirits in Brazil increased 6.0%, 20.9%, 13.8% and 23.6%, respectively, in each case during the year ended December 31, 2023 compared to 2022.

Our average market share for soft drinks in Brazil, during the year ended December 31, 2023, according to A.C. Nielsen Company, was 62.8% (in terms of volume), compared to 62.3%1 for 2022, and 69.6% in terms of average sales, compared to 69.4%1 for 2022.

Our net sales in Brazil were Ch$745,383 million during the year ended December 31, 2023, a 17.0% increase compared to Ch$636,860 million during 2022.

Our net sales of soft drinks in Brazil were Ch$535,018 million during the year ended December 31, 2023, a 13.3% increase compared to Ch$472,404 million during 2022. In local currency, net sales of soft drinks increased 13.6%, primarily as a result of higher revenues per unit case and by the volume increase. Our net sales of water and juices/other non-alcoholic beverages in Brazil were Ch$167,900 million during the year ended December 31, 2023, a 26.1% increase compared to Ch$133,138 million during 2022. In local currency, net sales of water and juices/other non-alcoholic beverages increased 26.5%, primarily as a result of the volume increase and by higher revenues per unit case. Our net sales of beer and spirits in Brazil were Ch$42,464 million during the year ended December 31, 2023, a 35.6% increase compared to Ch$31,318 million during 2022. In local currency, net sales of beer and spirits increased 35.2%, mainly as a result of the volume increase and by higher revenues per unit case.

Argentina

Our sales volume in Argentina was 194.2 million unit cases during the year ended December 31, 2023, a 3.5% decrease compared to 201.4 million unit cases during 2022. Volume for soft drinks and juices/other non-alcoholic beverages in Argentina decreased 4.4% and 1.3%, respectively, while volume for waters and other alcoholic beverages increased 2.2% and 304.0%, respectively, in each case during the year ended December 31, 2023 compared to 2022.

Our average market share for soft drinks in Argentina during the year ended December 31, 2023, according to A.C. Nielsen Company, was 59.9% (in terms of volume), compared to 59.2% for 2022, and 70.3% in terms of average sales, compared to 69.8% for 2022.

Our net sales in Argentina were Ch$460,338 million during the year ended December 31, 2023, a 33.2% decrease compared to Ch$688,705 million during 2022. In local currency, net sales in Argentina decreased 4.0% in real terms, explained mainly by the decrease in volume.

Our net sales of soft drinks in Argentina were Ch$344,434 million during the year ended December 31, 2023, a 34.3% decrease compared to Ch$523,908 million during 2022. In local currency, net sales of soft drinks decreased 5.5% in real terms, as a result of the decrease in sales volume and by a lower average revenue per unit case sold. Our net sales of juices/other non-alcoholic beverages, waters and beer/spirits in Argentina were Ch$101,536 million during the year ended December 31, 2023, a 27.5% decrease compared to Ch$140,095 million during 2022. In local currency, net sales of juices/other non-alcoholic beverages, water and beer/spirits increased 11.2% in real terms, mainly due to higher revenues per unit case, and to lesser extent to the increase in sales volume.

1 In Brazil during 2023 A.C. Nielsen modified the calculation methodology with a change in the channels in which the information is collected, so the figures for 2021 and 2022 in Brazil were recalculated for comparability purposes..

Paraguay

Our sales volume in Paraguay was 77.6 million unit cases during the year ended December 31, 2023, a 4.3% increase compared to 74.4 million unit cases during 2022. Volume for soft drinks, water and juices/other non-alcoholic beverages in Paraguay increased 3.8%, 0.4% and 12.3%, respectively, in each case during the year ended December 31, 2023, compared to 2022. In 2023, we began commercializing and distributing alcoholic beverages, and volume sold during 2023 was 0.2 million unit cases.

Our average market share for soft drinks in Paraguay during the year ended December 31, 2023, according to A.C. Nielsen Company, was 75.1% in terms of volume, compared to 75.3% for 2022, and 80.7% in terms of average sales, compared to 80.9% for 2022 according to the same source.

Our net sales in Paraguay were Ch$223,841 million during the year ended December 31, 2023, a 5.4% increase compared to Ch$212,339 million during 2022, mainly as a result of the volume increase.

Our net sales of soft drinks in Paraguay were Ch$173,464 million during the year ended December 31, 2023, a 4.2% increase compared to Ch$166,489 million during 2022. In local currency, our net sales of soft drinks increased 12.3%, due to higher revenues per unit case and by the volume increase. Our net sales of juices/other non-alcoholic beverages, waters and beer/spirits in Paraguay were Ch$50,376 million during the year ended December 31, 2023, a 9.9% increase compared to Ch$45,850 million during 2022. In local currency, net sales of juices/other non-alcoholic beverages, water and beer/spirits increased by 18.2%, primarily as a result of a higher average revenue per unit case sold and the increase in sales volume.

Cost of Sales

Our cost of sales was Ch$1,601,997 million during the year ended December 31, 2023, a 1.6% decrease, compared to Ch$1,628,702 million during 2022. This decrease is mainly explained by (i) the effect of translating figures from the local currencies of Argentina and Paraguay to the reporting currency, (ii) a lower cost of Pet resin in the four countries where we operate, and (iii) a lower cost of concentrate in Argentina. This was partially offset by (i) the higher cost of concentrate due to price increases in Chile and Paraguay, (ii) the higher volume sold in Brazil and Paraguay, (iii) the shift in the mix towards higher unit cost products in Brazil, Chile and Paraguay, and (iv) a higher cost of sugar in all four operations. The cost of sales per unit case decreased 2.6% in the same period. Our cost of sales represented 61.2% of net sales for the year ended December 31, 2023, compared to 61.3% for 2022.

Chile

Our cost of sales in Chile was Ch$785,164 million during the year ended December 31, 2023, a 5.6% increase compared to Ch$743,227 million during 2022. The increase in the cost of sales was mainly due to (i) a shift in the mix towards higher unit cost products, and (ii) a higher cost of concentrate due to the implementation of price increases. This was partially offset by a lower cost of raw materials, especially Pet resin. The cost of sales per unit case increased 9.0% in the same period. Our cost of sales in Chile represented 65.9% of net sales in Chile for the year ended December 31, 2023, compared to 66.1% for 2022.

Brazil

Our cost of sales in Brazil was Ch$460,649 million during the year ended December 31, 2023, a 14.1% increase compared to Ch$403,696 million during 2022. The cost of sales per unit case increased 5.4% in the same period. In local currency, total cost of sales increased 14.5%, mainly due to (i) the higher sales volume, (ii) the shift in the mix towards higher unit cost products, (iii) a higher sugar cost, and (iv) a higher labor cost. This was partially offset by a lower cost of raw materials, especially Pet resin. Our cost of sales in Brazil represented 61.8% of net sales in Brazil for the year ended December 31, 2023, compared to 63.4% for 2022.

Argentina

Our cost of sales in Argentina was Ch$234,814 million during the year ended December 31, 2023, a 36.2% decrease compared to Ch$367,880 million during 2022. The cost of sales per unit case decreased 33.8% in the same period. In local currency (in real terms, based on currency rates as of December 2023) cost of sales decreased 8.3% mainly due to (i) the reduction in volume sold, (ii) a lower cost of concentrate, and (iii) a lower cost of Pet resin. This was partially offset by higher labor costs. Our cost of sales in Argentina represented 51.0% of net sales in Argentina for the year ended December 31, 2023, compared to 53.4% for 2022.

Paraguay

Our cost of sales in Paraguay was Ch$124,799 million during the year ended December 31, 2023, a 5.2% increase compared to Ch$118,591 million during 2022. Cost of sales per unit case increased 0.9% during the same period. In local currency, cost of sales increased 13.5%, mainly explained by (i) the higher sales volume, (ii) a higher cost of concentrate due to price increases, (iii) a change in the mix towards higher unit cost products, and (iv) a higher cost of sweeteners. This was partially offset by the lower cost of Pet resin. Our cost of sales in Paraguay represented 55.8% of net sales in Paraguay for the year ended December 31, 2023, same figure as 2022.

Gross Profit

Due to the factors described above, our gross profit was Ch$1,016,440 million during the year ended December 31, 2023, a 1.1% decrease compared to Ch$1,028,177 million during 2022. Our gross profit represented 38.8% of our net sales during the year ended December 31, 2023, compared to 38.7% of our net sales in 2022.

Distribution, administrative and sales expenses

We had distribution, administrative and sales expenses of Ch$659,103 million during the year ended December 31, 2023, a 3.5% decrease compared to Ch$683,032 million during 2022. This decrease is explained mainly by (i) the effect of translating figures from the local currencies of Argentina and Paraguay to the reporting currency, and (ii) lower freight expense in Argentina. This was partially offset by (i) higher distribution expenses in Brazil, Chile and Paraguay, (ii) higher labor costs, and (iii) higher marketing expenses in Argentina and Chile. Our distribution, administrative and sales expenses represented 25.2% of our net sales during the year ended December 31, 2023, compared to 25.7% for 2022.

Chile

In Chile, our distribution, administrative and sales expenses were Ch$267,291 million during the year ended December 31, 2023, an 8.8% increase compared to Ch$245,598 million during 2022. This was mainly due to (i) a higher cost of labor and services provided by third parties, (ii) higher distribution and transportation expenses, as a consequence of higher tariffs, and (iii) higher marketing expenses. Our distribution, administrative and sales expenses in Chile represented 22.4% of our net sales in Chile during the year ended December 31, 2023, compared to 21.9% for 2022.

Brazil

In Brazil, our distribution, administrative and sales expenses were Ch$176,029 million during the year ended December 31, 2023, a 15.8% increase compared to Ch$151,958 million during 2022. In local currency, they increased 16.3%, mainly explained by (i) higher labor costs, (ii) higher distribution and transportation expenses, and (iii) higher depreciation charges. Our distribution, administrative and sales expenses in Brazil represented 23.6% of our net sales in Brazil during the year ended December 31, 2023, compared to 23.9% for 2022.

Argentina

In Argentina, our distribution, administrative and sales expenses were Ch$162,564 million during the year ended December 31, 2023, a 30.6% decrease compared to Ch$234,326 million during 2022. In local currency (in real terms, based on currency rates as of December 2023), the distribution, administrative and sales expenses decreased 0.3%, which is mainly explained by a lower distribution cost due to lower sales volume. This was partially offset by (i) higher labor expenses, and (ii) higher advertising expenses. Our distribution, administrative and sales expenses in Argentina represented 35.3% of our net sales in Argentina during the year ended December 31, 2023, compared to 34.0% for 2022.

Paraguay

In Paraguay, our distribution, administrative and sales expenses were Ch$44,320 million during the year ended December 31, 2023, a 0.6% increase, compared to Ch$44,040 million during 2022. The distribution, administrative and sales expenses in local currency in Paraguay increased 9.1%, which is mainly explained by (i) higher distribution expenses, mainly due to higher tariffs, and (ii) higher labor and services provided by third parties. Our distribution, administrative and sales expenses in Paraguay represented 19.8% of our net sales in Paraguay during the year ended December 31, 2023, compared to 20.7% for 2022.

Other Income (Expense), Net

The following table sets forth our other income (expense), net for the year ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022	2023

	(in millions of Ch$)

Other income (expense)	(23,373)	(41,040)
Financial income	39,722	31,396
Financial expenses	(59,548)	(65,288)
Share of profit of investments in associates and joint ventures accounted for using the equity method	1,409	2,716
Foreign exchange differences	(11,608)	(17,216)
Income (loss) by indexation units	(58,944)	(7,399)
Other income (expense), net	(112,341)	(96,831)

We had other expenses, net, of Ch$96,831 million during the year ended December 31, 2023, a 13.8% decrease compared to Ch$112,341 million during 2022. The decrease in other expenses, net, is mainly explained by a decrease in losses from financial debt indexed to inflation in Chile, because of lower inflation compared to the previous period. The above is offset by an increase in Other expenses due to losses of Ch$25,530 million recorded due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The receivable of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentinian pesos. In addition, we present a loss due to write-off of fixed assets in Chile and Paraguay. We also had a decrease in financial income mainly as a result of lower financial income from investments held in portfolio management.

Income Taxes

We had income taxes of Ch$85,994 million during the year ended December 31, 2023, a 17.6% decrease compared to Ch$104,345 million during 2022. This decrease is mainly explained by lower taxable profits from monetary correction due to the decrease in the inflation rate in Chile.

Net Income

Due to the factors described above, we had a net income of Ch$174,511 million during the year ended December 31, 2023, a 35.8% increase compared to Ch$128,459 million during 2022. Our net income represented 6.7% of our net sales during the year ended December 31, 2023, compared to 4.8% for 2022.

Summary of Results of Operations for the Years ended December 31, 2021 and 2022

For information regarding the results of operations for the years ended December 31, 2021 and December 31, 2022, See “Item 5. Operating and Financial Review and Prospects –A. Operating Results 2022 –Summary of Results of Operations for the years ended December 31, 2021 and 2022” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022.

Basis of Presentation

The aforementioned discussion should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements, including the notes thereto.

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

These financial statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2023 and 2022 as well as the operating results, changes in shareholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021, all of which were approved by the board of directors on March 26, 2024.

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

Certain restrictions could exist to transfer funds from our operating subsidiaries to our parent company, however during 2023, we received dividends from subsidiaries in Argentina, Brazil and Paraguay. In July 2021, the Argentine government reinstated exchange restrictions. Aside from these restrictions that we will likely continue to face during 2024, we cannot assure you that we will not face restrictions in the future regarding the distribution of dividends from any other foreign subsidiaries.

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

The Company believes its balances of cash and cash equivalents, which totaled Ch$303,684 million as of December 31, 2023, along with cash generated by ongoing operations and continued access to debt markets, will be sufficient to satisfy its cash requirements over the next twelve months and beyond.

The Company’s material cash requirements include the following contractual and other obligations.

Debt

As of December 31, 2023, the Company had outstanding floating- and fixed-rate notes with varying maturities for an aggregate principal amount of Ch$906,223 million (collectively the “Notes”). Future interest payments associated with the Notes total Ch$484,582 million, with Ch$48,971 million payable within 12 months.

Leases

The Company has lease arrangements for certain equipment and facilities, including machinery and production lines, building and installations and technology equipment. As of December 31, 2023, the Company had fixed lease payment obligations of Ch$34,737 million, with Ch$9,926 million payable within 12 months.

Manufacturing Purchase Obligations

The Company has agreements with its collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in purchase of supplies for production like sugar, beverage cans and payments to obtain rights over mineral spring waters, among others. As of December 31, 2023, the Company had manufacturing purchase obligations of Ch$158,285 million, with Ch$99,771 million payable within 12 months.

Other Purchase Obligations

The Company’s other purchase obligations primarily consist of contracts entered into to supply information technology services, company commitments with its franchisor to make investments or expenses related to the development of the franchise, staff support services, security services, maintenance services for fixed assets. As of December 31, 2023, the Company had other purchase obligations of Ch$31,540 million, with Ch$21,822 million payable within 12 months.

Cash Flows from Operating Activities 2023 vs. Cash Flows from Operating Activities 2022 and 2021

Cash flows from operating activities during 2023 amounted to Ch$366,830 million compared to Ch$397,452 million in 2022. The decrease in cash flow generation was mainly due higher payment to suppliers and employees.

For information regarding the cash flows from operating activities 2022 vs 2021, see “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022.

Cash Flows from Investing Activities 2023 vs. Cash Flows from Investing Activities 2022 and 2021

Cash flows for investment activities (includes purchase and sale of property, plant and equipment; investments in associated companies; and financial investments) generated a negative cash flow of Ch$158,289 million in 2023 compared to a negative cash flow of Ch$85,168 million during 2022. The variation of Ch$73,120 million with respect to the previous year is mainly explained by the fact that in the current year net investments for an amount of Ch$32,000 million have been redeemed while in 2022 period investments for an amount of Ch$101,191 million have been redeemed, decreasing cash and cash equivalents. This is partially offset by an increase in Capex.

For information regarding the cash flows from investing activities 2022 vs 2021, see “Item 5.Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022.

Cash Flows from Financing Activities 2023 vs. Cash Flows from Financing Activities 2022 and 2021

Financing activities generated a negative cash flow of Ch$187,127 million in 2023, with a positive variation of Ch$99,837 million with respect to the previous year, which is mainly explained by a lower payment of dividends.

As of December 31, 2023, 20 short-term credit lines are available for an amount equivalent to Ch$115,016 million, of which all of them are unused lines of credit that remain available. In Argentina, we had the equivalent of Ch$30,173 million in credit available from nine lines of credit, which have not been used. In Brazil, we had the equivalent of Ch$64,949 million in credit available from nine lines of credit, which remained unused as of December 31, 2023. In Chile, we had the equivalent of Ch$7,000 million in credit available from one line of credit, which has not been used. In Paraguay, we had the equivalent of Ch$12,894 million in credit available from one line of credit, which have not been used.

For information regarding the cash flows from financing activities 2022 vs 2021, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources –Capital Resources, Treasury and Funding Policies,” in our Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022.

Liabilities

As of December 31, 2023, our total liabilities, excluding non-controlling interest, were Ch$2,000,535 million, representing a 6.0% decrease compared to December 31, 2022.

Current liabilities decreased by Ch$256,374 million, 27.0% compared to December 2022, mainly due to the decrease in Other current financial liabilities (-Ch$314,305 million) mainly explained by the payment on maturity of the 144A Bond. This decrease was partially offset by the increase in Trade and other current accounts payable (Ch$44,110 million), mainly explained by the reclassification of the account payable maintained with the former shareholders of Companhia de Bebidas Ipiranga related to a tax credit, from the caption "Other non-current non-financial liabilities", considering that it is a debt that will be paid in the short term.

Non-current liabilities increased by Ch$129,611 million, 11.0% compared to December 2022, mainly due to the increase in Other non-current financial liabilities (Ch$139,524 million), which is mainly explained by the placement of the Swiss Bond, which is partially offset by the decrease in the mark to market liability of the cross currency swap of the bond issued in the United States in 2020 (Senior Notes due 2050).

As of December 31, 2023, our bond obligation had a weighted average interest rate of 3.57% in UF, 3.95% in US$ and 2.71% in CHF, while our bank obligation had a weighted average interest rate of 4.64% for the debts in Chilean pesos.

The following table presents future expirations for additional long-term liabilities. These expirations have been estimated based on accounting estimates because the liabilities do not have specific dates of future payment, as allowance for severance indemnities, contingencies, and liabilities are included.

	Maturity Years
	Total	1-3 Years	3-5 Years	More than 5 Years

	(Millions Ch$2023)
Provisions	54,802	1,314	490	52,998
Other long-term liabilities	18,474	455	573	17,446
Total long-term liabilities	73,276	1,769	1,063	70,444

Summary of Significant Debt Instruments

As of December 31, 2023, the Company is in compliance with all its debt covenants which are summarized below:

Series B Local Bonds (BANDI-B1; BANDI-B2)

During 2001, we issued in Chile Series B bonds. This issuance was structured into two series, one of which matured in 2008. As of December 31, 2023, Series B is the outstanding series with sub-series B1 and B2. During 2001, UF 3.7 million in bonds were issued with final maturity in 2026, bearing an annual interest rate of 6.5%. The Series B Local Bonds are subject to the following restrictive covenants:

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

Consolidated Assets are assets free of any pledge, mortgage or other lien, as well as those assets that have real liens, mortgage or encumbrances that operate only by law, less the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities accounted for under Other Current Financial Assets and Other Non-current Financial Assets of the Company’s Consolidated Statement of Financial Position.

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

In September 2023, these Senior Unsecured bonds matured, being refinanced by a new corporate issuance in the Swiss Market.

Senior Notes due 2050

On January 21, 2020, the Company issued a US$300 million Senior Bond in the U.S. market under 144A/Reg S regulations. These notes are unsecured obligations with the whole principal amount due in 2050, with an annual coupon rate of 3.950%. The proceeds from these notes were used to finance general corporate purposes which could include an eventual payment of existing liabilities, financing of potential acquisitions and improvement of the company's liquidity position.

At the same time, derivative contracts (cross currency swaps) have been entered into to fully redenominate financial obligations denominated in U.S. dollars to UF.

Senior Notes due 2028

In September 2023, the Company issued a 5-year corporate bond for CHF$170 million in the Swiss market under local regulations. These notes are unsecured obligations with the whole principal amount due in 2028, with an annual fixed rate of 2.7175%. The proceeds from these notes were used mainly to refinance the Company’s 2023 Senior Unsecured Bond and to finance investments in Brazil.

In parallel, derivatives have been contracted (cross currency swaps) by Rio de Janeiro Refrescos Ltda., a subsidiary of Embotelladora Andina in Brazil, to effectively redenominate CHF$170 million Swiss francs to Brazilian reais.

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

The following table sets forth information with respect to the current directors of the Company:

		Date of expiration
Name	Age(3)	current term	Position
Juan Claro	73	April 25, 2024	Chairman
Gonzalo Said(1)	59	April 25, 2024	Vice Chairman
Salvador Said(1)	59	April 25, 2024	Director
José Antonio Garcés	57	April 25, 2024	Director
Eduardo Chadwick	64	April 25, 2024	Director
Roberto Mercadé	55	April 25, 2024	Director
Gonzalo Parot(2)	71	April 25, 2024	Director
Georges de Bourguignon	61	April 25, 2024	Director
Domingo Cruzat(2)	67	April 25, 2024	Director
Rodrigo Vergara	61	April 25, 2024	Director
Felipe Joannon	64	April 25, 2024	Director
Luis Felipe Coelho Duprat Avellar	57	April 25, 2024	Director
Mariano Rossi	58	April 25, 2024	Director
Carmen Román	56	April 25, 2024	Director
(1)	Salvador Said is first cousin of Gonzalo Said.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	Age at December 31, 2023.

The following are brief biographies of each of the Company’s directors:

Juan Claro González

Appointment: He has been a member of the board of directors, and also the Chairman since 2004.

Experience: He has studies of civil engineering and theoretical physics at the Pontificia Universidad Católica de Chile. He has developed an outstanding business representation activity by chairing the Sociedad de Fomento Fabril (SOFOFA), between 2001 and 2005, the Confederación de la Producción y del Comercio (CPC), between 2002 and 2005, and the Chile-China Bilateral Business Council, between 2005 and 2007. He has served on the boards of Gasco S.A. (1991-2000), CMPC S.A. (2005-2011) and Entel S.A. (2005-2011). He was the founding Chairman of Metrogas S.A. (1994-2000) worked on the development of the trans-Andean gas interconnection and of the electric company Emel S.A. (2001-2007).

Other positions: With more than 17 years of experience in the mass consumption and beverage industry, he is a director of Melón S.A., of Agrosuper S.A., where he is a member of the Risk Committee, and of Antofagasta PLC, where he is a member of the Sustainability and Stakeholders Committee. He is also an honorary member of the Centro de Estudios Públicos (CEP).

Gonzalo Said Handal

Appointment: He has been member of the board of directors of the Company since April 1993.

Experience: He holds a business administration degree from Universidad Gabriela Mistral, with specialization in finance, best practices and corporate governance. He is Vice-chairman of SOFOFA and director of Fundación Generación Empresarial, from where he promotes his vision on Corporate Governance and good business practices. With 30 years of experience in the beverage and mass consumption industry, he is a member of the Risk Committee of Scotiabank Chile and of the Ethics and Sustainability Committee of Coca-Cola Andina, contributing with his experience in Corporate Risk and ESG matters.

Other positions: He serves as director of Scotiabank Chile S.A. and of Holding de Empresas Said Handal.

Salvador Said Somavía

Appointment: He has been member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from Universidad Gabriela Mistral, with specialization in business management. He was a member of the board of Envases del Pacífico S.A. and Envases CMF S.A. He also participates in non-profit organizations oriented to entrepreneurship, such as Endeavor Chile, where he was the chairman for six years. He is advisor of the Centro de Estudios Públicos (CEP).

Other positions: Currently, he is the chairman of Scotiabank Chile S.A. and of Parque Arauco S.A., chief executive officer of Inversiones Caburga SpA and Inversiones Cabildo SpA, and director of several companies from diverse business sectors.

José Antonio Garcés Silva

Appointment: He has been a member of the board of directors of the Company since 1992.

Experience: He holds a business administration degree from the Universidad Gabriela Mistral with a specialization in Finance. He has an Executive MBA and PADE from the ESE of the Universidad de Los Andes and a master’s in philosophy and ethics from the Universidad Adolfo Ibáñez. He is Chairman of the Board of Banvida S.A., Past President of USEC and director of Fundación Paternitas, as well as General Manager of Inversiones San Andrés (family holding) and Advisor of SOFOFA. He has 25 years of experience in the beverage and mass consumption industry and a vast experience in risk and cybersecurity in the financial sector.

Other positions: He is also currently a director of Banco Consorcio, CN Life Compañía de Seguros, Consorcio Nacional de Seguros, Banvida S.A. and Andes Iron SpA. He is also a member of the Culture, Ethics and Sustainability Committee of Coca - Cola Andina.

Eduardo Chadwick Claro

Appointment: He has been member of the board of directors of the Company since June 2012.

Experience: He holds a civil industrial engineering degree with a major in Chemistry from the Pontificia Universidad Católica de Chile, Class of 1981, and was elected UC Engineer of the Year in 2017. He is a recognized entrepreneur in the agricultural sector, mainly in the wine and beverage industries, with more than 40 years of experience, both in Chile and abroad. He is considered as one of the main promoters and developers of the image of fine wines in Chile. He was Chairman of Cervecería Austral until 2007, Chairman of Viña Errázuriz and Coca-Cola Polar until 2012 and is currently a director and member of the executive committee of Coca-Cola Andina.

Other Positions: He is President of the holding company of the Chadwick Claro family, Founder and Director of Hatch Mansfield Co. in England and Maltexco S.A. He was Director of Sofofa until 2015, and also served as ABAC/APEC representative of the Government of Chile during the years 2018 to 2020. He was selected in 2021 as one of the 25 people chosen from Imagen de Chile to be part of the "Chilen@s Creando Futuro" Network. He successfully participated at the University of Oxford in The Oxford Strategic Leadership Programme in 2013 and later he was a Fellow of the Advance Leadership Initiative Program at Harvard University, which he attended during the year 2022.

Roberto Mercadé

Appointment: He has been member of the board of directors of the Company since April 2019.

Experience: He holds an industrial engineering degree from the Georgia Institute of Technology, Atlanta (United States). Previously, he was member of the board of directors of ARCA-Lindley in Peru, Escuela Campo Alegre in Venezuela and American International School of Johannesburg in South Africa. He has 30 years of experience in the beverage and mass consumption industry. He was President of Coca-Cola de Mexico where he also led the Coca-Cola Foundation. He has developed his experience in the regions of Latin America, Africa and Asia- Pacific.

Other positions: He is currently Global President of The McDonald’s Division at The Coca-Cola Company.

Gonzalo Parot Palma

Appointment: He has been member of the board of directors of the Company since 2009.

Experience: He holds a civil industrial engineering degree from the Universidad de Chile, a master's in industrial engineering degree with a major in Economics from the Universidad de Chile and a master's in economics from the University of Chicago. His areas of specialization are Business Economics, Market Organization and Regulation, Public Finance and Corporate Finances. With 23 years of experience in the beverage and mass consumption industry, he has worked as Head of Studies at CCU S.A., Corporate Manager of Studies and Development at Empresas CMPC S.A., Executive President of Filiales Envases y Productos de Papel CMPC S.A., General Manager and Director of Celulosa del Pacífico, Corporate General Manager of CMPC Tissue S.A. and Director and Corporate General Manager of Copesa S.A. During his career he has stood out as Director, Chief Executive Officer and Advisor of the Corporación Municipal and Teatro Municipal de Santiago; Director of the National Press Association and of the Chilean-Argentine Chamber of Business, Professor and Director of the School of Economics and Business of the Universidad de Chile; Professor and Dean of Economics and Administration of the Universidad Gabriela Mistral.

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

Luis Felipe Coelho Duprat Avellar

Appointment: He has been a member of the board of directors of the Company since 2023.

Experience: Since January 2023, he has served as President of Coca-Cola Mexico at The Coca-Cola Company. He joined Coca-Cola Brazil in 2002 in the Finance department, where he gained experience in several roles in Finance and Planning. He was also Director of Market Development for Coca-Cola FEMSA's territory in Brazil, and General Manager of Southern Brazil operations. He subsequently served as Vice President and General Manager of The Coca-Cola Company's South African franchise and led the Coca-Cola System in South Africa, Swaziland and Lesotho. From 2021-2022, he served as President of Southern Operations for The Coca-Cola Company. In this position, he was responsible for operations in 6 Latin American countries: Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay. Prior to joining the board of Coca-Cola Andina in 2023, he served on the boards of Arca Continental Bebidas in Mexico from 2021-2022, and MOVER (Movement for Racial Equity) in Brazil from its foundation until 2022. In addition, he was chairman of the board of directors of the Coca-Cola Brazil Institute between 2021-2022 and is currently chairman of the board of directors of the Coca-Cola Mexico Foundation.

Mariano Rossi

Appointment: He has been member of the board of directors of the Company since June 2012.

Experience: He holds a business administration degree from the School of Economics of the Universidad de Buenos Aires, specializing in Finance. He has participated in Executive Programs at the University of Michigan and IESE (Switzerland) as well as in Executive Development Programs at The Coca-Cola Company of Emory & Wharton Universities (USA). With 32 years of experience in the beverage and mass consumption industry, he has been Chief Financial Officer in Spain, Chief Financial Officer (CFO) in Latin America and General Manager in Argentina at The Coca-Cola Company. He has participated as Director in different bottlers of the Coca-Cola System: Chile (Embonor and Polar), Peru (JRL Lindley) and Uruguay (Monresa), between 1999 and 2008.

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

Other positions: She is currently a member of the Legal Sustainability Council of the Universidad Católica, member of the Legal Circle of Icare, advisor in Comunidad Mujer and Director of Fundación Generación Empresarial. She is also a member of Coca-Cola Andina’s Culture, Ethics and Sustainability Committee.

Executive Officers

The following table includes information regarding our senior executives:

Name	Age(1)	Position
Miguel Ángel Peirano	64	Chief Executive Officer
Andrés Wainer	53	Chief Financial Officer
Fernando Jaña	46	Chief Strategic Planning Officer
Jaime Cohen	56	Chief Legal Officer
Martín Idígoras	48	Chief IT Officer
Gonzalo Muñoz	62	Chief Human Resources Officer
Fabián Castelli	58	General Manager of Embotelladora del Atlántico S.A.
Renato Barbosa	63	General Manager of Rio de Janeiro Refrescos Ltda.
José Luis Solórzano	53	General Manager of Embotelladora Andina S.A.
Francisco Sanfurgo	69	General Manager of Paraguay Refrescos S.A.
(1)	Age at December 31, 2023.

Miguel Ángel Peirano

Chief Executive Officer

He holds an electronic engineering degree from the Instituto Tecnológico de Buenos Aires and has postgraduate studies at Harvard Business School and Stanford University. He joined the Company and became Executive Vice President in 2011. Previously, he was senior engagement manager at McKinsey & Company and was president of Coca-Cola Femsa Mercosur.

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

Fernando Jaña

Chief Strategic Planning Officer

He holds an industrial civil engineering degree from Universidad Adolfo Ibáñez and a master's degree in logistics and supply chain management from The University of Sydney, Australia. He joined the Company in 2014 and has held his current position since 2019. He was general manager of Coca-Cola del Valle, manager of innovation and projects in Coca-Cola Andina Chile, ecommerce manager at Cencosud Supermercados and logistics and distribution manager at CCU. He has also worked as a teacher and researcher at Universidad Adolfo Ibáñez.

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

For 2023, the fixed remuneration paid to Coca-Cola Andina's executive officers amounted to Ch$6,846 million (Ch$5,406 million in 2022). Similarly, the remuneration paid for performance bonuses amounted to Ch$3,546 million (Ch$3,400 million in 2022). During 2023, there were no severance indemnities paid to the Company's executive officers. During 2022, there were no severance indemnities paid to the Company's executive officers.

We do not make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law.

Compensation of Directors

Directors receive an annual fee for their services and participation as members of the board of directors and committees. The amounts paid to each director varies in accordance with the position held and the period of time during which such position is held. Total compensation paid to each director during 2023, which was approved by our shareholders, was as follows:

				Culture,
			Directors’	Ethics &
	Directors’	Executive	and Audit	Sustainability
	Compensation	Committee	Committee	Committee	Total
2023	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Juan Claro González(1)	156,000				156,000
Gonzalo Said Handal	78,000	97,600		13,000	188,600
José Antonio Garcés Silva	78,000	97,600		13,000	188,600
Salvador Said Somavía	78,000	97,600	26,000		201,600
Eduardo Chadwick Claro	78,000	97,600		13,000	188,600
Gonzalo Parot Palma(2)	78,000		26,000		104,000
Georges de Bourguignon Arndt	78,000				78,000
Rodrigo Vergara Montes	78,000				78,000
Felipe Joannon Vergara	78,000				78,000
Carmen Román	78,000			13,000	91,000
Domingo Cruzat(2)	78,000		26,000		104,000
Mariano Rossi	78,000				78,000
Roberto Mercadé Rovira	78,000				78,000
Marco Antonio Fernández De Araujo(4)	30,750				30,750
Luis Felipe Coelho Avellar(3)	47,250				47,250
Total Gross	1,170,000	390,400	78,000	52,000	1,690,400
(1)	Includes Ch$78 million additional as Chairman of the Board.
(2)	Independent from controlling shareholder pursuant to Article 50 bis, paragraph 6 of the Chilean Public Company Law N° 18,046.
(3)	Joined the Board in May 2023.
(4)	Left the Board in May 2023.

For the year ended December 31, 2023, the aggregate amount of compensation we paid to all directors and executive officers as a group was Ch$12,082 million of which Ch$10,392 million was paid to our executive officers. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our executive officers on an individual basis, as disclosure of such information is not required under Chilean law. We only maintain a retirement plan for our chief executive officer.

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

The duties performed by this Committee during 2023, following the same categorization of faculties and responsibilities established by Article 50 bis of Law N°18,046, were the following:

●	Subject to the duties of the Audit Committee, examine the reports of external auditors, the balance sheets and other financial statements, presented by the administrators of the Company, and take a position on such reports before they were presented to the board of directors and shareholders for their approval.
●	Subject to the duties of the Audit Committee, analyze and prepare proposal of external auditors and private rating agencies to the Board of Directors, which were suggested to the respective shareholders’ meeting.
●	Examine background information regarding the operations referred to by Title XVI of Law N°18,046 (related parties’ transactions) and issue a report on those operations.
●	Examine the salary systems and compensation plans of the Company’s managers, executive officers and employees.
●	Review anonymous reports.
●	Subject to the duties of the Audit Committee, review and approve the 20F and compliance with Section 404 of the Sarbanes-Oxley Act.
●	Prepare the budget proposal for the Committee’s operation.
●	Review internal audit reports.
●	Subject to the duties of the Audit Committee, periodically interview the Company’s external auditors’ representatives.
●	Review operating budget between related companies (production joint ventures).
●	Review corporate insurances.
●	Review and approve press releases that refer to the Company’s communications.
●	Review the Company’s four operations’ internal control standards, including critical risks in accounting processes, compliance of corporate policies, tax contingencies and status of internal and external audit observations.
●	Analyze risk management model.
●	Review Crime Prevention Model.
●	Review advances in Cybersecurity and IT.
●	Review judicial procedures and contingency analysis.
●	Review tax status.
●	Authorization of non-prohibited services.
●	Analysis of impairment test.
●	Review of “Oficio CMF”.

●	Prepare the Annual Management Report and Agenda.

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

Overview

As of December 31, 2023, we had 19,667 employees (full time equivalent), including 5,284 in Chile (3,897 own and 1,387 outsourced), 8,390 in Brazil (8,056 own and 334 outsourced), 3,483 in Argentina (3,374 own y 109 outsourced) and 1,693 in Paraguay (1,182 own and 511 outsourced). From these employees, 1,057 were temporary employees in Chile, 600 were temporary employees in Argentina, 0 were temporary in Brazil and 110 were temporary employees in Paraguay. During the South American Summer, it is customary for us to increase the number of employees in order to meet peak demand. Additionally, in Vital Jugos, Vital Aguas, ECSA and Re-Ciclar we had 400, 84, 275 and 12 employees, respectively, for a total aggregate amount of 771 employees for those four companies. Additionally, the corporate office had 46 employees.

As of December 31, 2023, 2,174, 1,180, 2,301 and 368 of our employees in Chile2 , Brazil, Argentina and Paraguay, respectively, were members of unions. 396 of our employees in Vital Jugos, Vital Aguas and ECSA were members of unions.

Management believes that the Company has good relations with its employees.The following table represents a breakdown of our employees for the years ended December 31, 2022 and 2023:

	2022
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	56	—	56	7	—	7	96	—	96	42	—	42
Technicians and professionals	769	100	669	1,217	108	1,109	781	10	771	306	56	250
Workers	3,356	1,985	1,371	7,026	1,039	5,987	1,940	1,825	115	1,173	296	877
Temporary workers	1,106	—	1,106	—	—	—	582	466	116	130	—	130
Total	5,287	2,085	3,202	8,250	1,147	7,103	3,399	2,301	1,098	1,651	352	1,299

	2023
	Chile(1)			Brazil			Argentina(2)			Paraguay
	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union	Total	Union	Non-Union
Executives	50	—	50	7	—	7	98	—	98	40	—	40
Technicians and professionals	688	60	628	1,288	116	1,172	835	10	825	323	57	266
Workers	3,488	2,106	1,382	7,095	1,064	6,031	1,951	1,831	120	1,220	311	909
Temporary workers	1,057	7	1,050	—	—	—	599	460	139	110	—	110
Total	5,284	2,174	3,110	8,390	1,180	7,210	3,483	2,301	1,182	1,693	368	1,325

	2022
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	10	2	8
Technicians and professionals	225	183	42
Workers	266	252	14
Temporary workers	144	—	144
Total	645	437	208

	2023
	Vital Aguas/Vital Jugos/Envases Central
	Total	Union	Non-Union
Executives	11	—	11
Technicians and professionals	225	140	85
Workers	485	256	229
Temporary workers	38	—	38
Total	759	396	363
(1)	Information for Chile includes only Andina Chile.
(2)	Argentina includes AEASA.

Note: The number of employees is calculated as equivalent to full time hours, which means that extraordinary hours are considered as additional employees. Totals may not sum due to rounding.

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

In Chile, 61.68% of employees with indefinite employment contracts are affiliated with a labor union organization, with a total of 12 labor unions organizations and a total of 17 collective bargaining agreements.

Brazil

In Brazil, 14.06% of our employees are members of labor unions. Collective bargaining agreements are negotiated on an industry-wide basis, although companies can negotiate special terms for their affiliates that apply to all employees in each jurisdiction where companies have a plant. Collective bargaining agreements are generally binding for one year.

With respect to Andina Brazil, there are 33 collective bargaining agreements in force as of December 31, 2023.

The agreements do not require us to increase wages on a collective basis. Selected increases were granted, however, according to inflation. We provide benefits to our employees according to the relevant legislation and to the collective bargaining agreements. Andina Brazil experienced its most recent work stoppages in December 2014, for three days organized by the drivers of internal buses in the Espírito Santo operation. However, as this operation no longer uses internal buses, such work stoppages are not expected to occur in the future.

Argentina

In Argentina, 66.1% of EDASA’s employees are parties to collective bargaining agreements and are represented by local workers’ unions associated with a national federation of unions. The Argentine Chamber of Non-Alcoholic Beverages of the Argentine Republic (Cámara Argentina de Industria de Bebidas sin Alcohol de la República Argentina) (the “Chamber”) and the Argentine Workers Federation of Carbonated Water (Federación Argentina de Trabajadores de Aguas Gaseosas) (the “Federation”) are parties to a collective bargaining agreement that began July 29, 2008. Historically, the Federation and the Chamber convened once a year to discuss salary conditions for the upcoming year. However, due to the current economic circumstances in Argentina (high inflation) three salary agreements were signed in 2023—the first for salaries through June 30, 2023, the second for salaries in September/October 2023, and the third for salaries as of November 2023—. It seems likely that as long as inflationary indices remain as high as they currently are, collective bargaining will continue to follow this new periodicity.

Argentine law requires severance payments upon dismissal without cause in an amount at least equal to an average of one-month’s wages for each year of employment or a fraction thereof if employed longer than three months. Severance payments are subject to maximum and minimum amounts fixed by legislations and jurisprudence of the Justice Supreme Court of Argentina.

On December 13, 2019, a public emergency in occupational matters was declared, which was in force throughout 2021. Consequently, during this period in the event of an employee’s dismissal without just cause, the employees shall be entitled to receive double the compensation referred to in the preceding paragraph. Along with this, on March 31, 2020, by means of a Decree of Need and Urgency, the national government banned dismissals without just cause and on the grounds of lack or decrease in labor and force majeure. This measure was originally valid for 90 days, but then had successive extensions, such that the measure was in force throughout 2021, however, neither in 2022 nor 2023.

All employee contributions are made to the state social security system. Most of the health system in the Argentine territory is run by the unions through contributions from employees within the Collective Work Agreements (CCT — Convenios Colectivos de Trabajo).

Paraguay

In Paraguay, 22% of PARESA’s employees are members of labor unions. Collective bargaining agreements are negotiated with the company (Coca-Cola Paresa Paraguay). Unions can negotiate special terms for their members, which are applicable to all employees. Collective bargaining agreements generally have a two year term of duration.

E.	SHARE OWNERSHIP

The following table sets forth the amount and percentage of our shares beneficially owned by our directors and executive officers as of December 31, 2023.

	Series A						Series B
	Beneficial		Direct		Indirect		Beneficial		Direct		Indirect
	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class	Owner	% Class
Shareholder
José Antonio Garcés Silva	—	—	—	—	65,487,786	13.84	—	—	49,600	0.01	12,978,583	2.75
Salvador Said Somavía	—	—	—	—	65,487,786	13.84	—	—	—	—	36,950,863	7.81
Gonzalo Said Handal	—	—	—	—	65,489,786	13.84	---	---	—	—	25,214,463	5.32
Eduardo Chadwick Claro	—	—	—	—	65,963,601	13.93	—	—	—	—	33,935,325	7.76

F.	DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

[RESERVED]

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information concerning beneficial ownership of our capital stock with respect to the principal shareholders known to us who maintain at least a 5% beneficial ownership in our shares and with respect to all of our directors and executive officers as a group as of December 31, 2023:

	Series A		Series B
Shareholder	Shares	% Class	Shares	% Class
Controlling shareholders(1)	262,428,986	55.45	109,128,834	23.06
The Bank of New York Mellon(2)	3,537,846	0.75	23,980,704	5.07
The Coca-Cola Company, directly or through subsidiaries	69,348,241	14.65	—	—
AFPs as a group (Chilean pension funds)	30,249,610	6.39	23,971,723	5.07
International Shareholders	15,295,280	3.23	126,874,413	26.81
Executive officers as a group	—	—	—	—
Directors as a group(3)	262,428,986	55.45	109,128,834	23.06
(1)	For further information of our controlling shareholders, see below.
(2)	Acting as Depositary for ADRs.
(3)	Represents shares held directly and indirectly by Mr. Gonzalo Said Handal, Mr. José Antonio Garcés Silva (junior), Mr. Salvador Said Somavía and Mr. Eduardo Chadwick Claro.

As of December 31, 2023, approximately 96.77% of our Series A shares and 73.19% of our Series B shares are held in Chile. It is not practicable for us to determine the number of record holders in Chile.

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

Below is a summary of the members of our controlling shareholders or their related persons and the number of shares and percentage they hold in Andina (including series A and series B shares):

Controlling Shareholder Entity	Series A	Series B
Inversiones SH Seis Limitada(1)	65,489,786	25,164,863
Estate of Mr. Jaime Said Demaría (1)	—	49,600
Total of shares percentage of Andina:	13.8371%	5.3275%
Inversiones Cabildo SpA(2)	65,487,786	36,950,863
Total of shares percentage of Andina:	13.8367%	7.8178%
Inversiones Nueva Delta S.A.(3)	58,927,056	—
Inversiones Nueva Delta Dos S.A.(3)	3,574,999	—
Inversiones Nueva Sofía Limitada(3)	2,985,731	12,978,583
José Antonio Garcés Silva(3)	—	49,600
Total of shares percentage of Andina:	13.8367%	2.7527%
Inversiones El Campanario Limitada(4)	16,475,069	10,174,594
Inversiones Los Robles Limitada(4)	16,475,069	10,196,883
Inversiones Las Niñas Dos SpA(4)	16,538,395	5,126,992
Inversiones Don Alfonso Limitada(4)	16,475,068	3,975,928
Inversiones Las Niñas Limitada	-	4,460,928
Total of shares percentage of Andina:	13.9372%	7.7557%
(1)	Inversiones SH Seis Limitada is controlled by the Said Handal family. The family members are: Jaime, Gonzalo, Javier, Bárbara, Marisol and Cristina Said Handal.
(2)	Inversiones Cabildo SpA is controlled by the Said Somavía family. The family members are: Isabel Margarita Somavía Dittborn and Salvador, Isabel, Constanza and Loreto Said Somavía.

(3)	Inversiones Nueva Delta S.A., Inversiones Nueva Delta Dos S.A. and Inversiones Nueva Sofía Limitada are controlled by the Garcés Silva family. The family members are: José Antonio Garcés Silva (father), María Teresa Silva Silva and María Teresa, María Paz, José Antonio (Jr.), Matías Alberto and Andrés Sergio Garcés Silva.
(4)	Inversiones Don Alfonso Limitada is controlled by María de la Luz Chadwick Hurtado; Inversiones El Campanario Limitada is controlled by María Soledad Chadwick Hurtado; Inversiones Los Robles Limitada is controlled by María Carolina Chadwick Claro; and Inversiones Las Niñas Dos SpA is controlled by Inversiones Las Niñas Limitada, company owned by Eduardo Chadwick Claro.

Our controlling shareholders act pursuant to a shareholders’ agreement that establishes that this group will exercise joint control in order to ensure a majority vote at shareholders’ meetings and board meetings. Our controlling shareholders pass resolutions with the simply majority approval except with respect to the following matters, which require a unanimous decision:

●	carrying out of new business activities different from our current line of business (unless related to “ready to drink products” or Coca-Cola products);
●	amendment of the number of our directors;
●	issuances of new shares;
●	spin-offs or mergers;
●	capital increases (subject to certain indebtedness thresholds); and
●	the joint acquisition of our Series A shares.

In connection with The Coca-Cola Company’s investment in us, The Coca-Cola Company and our controlling shareholders entered into a Shareholders’ Agreement dated September 5, 1996, as amended (the “Amended and Restated Shareholders Agreement or Shareholders’ Agreement”, included as exhibit to this annual report), providing for certain restrictions on the transfer of shares of our capital stock by the Coca-Cola Shareholders and our controlling shareholders. Specifically, our controlling shareholders are restricted from transferring their Series A shares without the prior authorization of The Coca-Cola Company. The Shareholders’ Agreement also provides for certain corporate governance matters, including the right of the Coca-Cola shareholders to elect two members of our board of directors as long as The Coca-Cola Company and its subsidiaries collectively own, in aggregate, a certain percentage of the Series A shares. In addition, in related agreements, our controlling shareholders granted The Coca-Cola Company an option, exercisable upon the occurrence of certain changes in the beneficial ownership of the controlling shareholders, to acquire 100% of the Series A shares held by our controlling shareholders at a price and in accordance with procedures established in such agreements.

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

Our management believes, to the best of its knowledge, that it has complied in all material respects with the Chilean Public Company law regarding to the transactions with related parties in effect as of December 31, 2023. There can be no assurance, however, that these regulations will not be modified in the future.

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

The following table represents accounting provisions made as of December 31, 2022 and 2023, for probable loss contingencies stemming from labor, tax, commercial and other litigation faced by our Company:

	For the year ended December 31,
	2022	2023

	Million Ch$
Chile	1,552	1,267
Brazil	45,707	52,998
Argentina	1,397	490
Paraguay	39	47
Total	48,695	54,802

For more details, see note 23 of our consolidated financial statements included herein.

Dividend Policy

The declaration and payment of dividends are determined, subject to the limitations set forth below, by the affirmative vote of a majority of our shareholders at a general shareholders’ meeting, based upon the recommendation of our board of directors.

At our annual general shareholders’ meeting, our board of directors submits our annual financial statements for the preceding fiscal year together with reports prepared by our Audit Committee for approval by our shareholders. Once our shareholders have approved our annual financial statements, they determine the allocation of our net income, after provision for income taxes and legal reserves for the preceding year and considering the accumulation of losses from prior periods. All shares of our capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution, except that holders of our Series B shares are entitled to a dividend 10% greater than any dividend on Series A shares.

Pursuant to Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with IFRS. If we do not record any net income in a given year, we are not legally required to distribute dividends from accumulated earnings. At the general shareholders' meeting to be held on April 25, 2024, we expect our shareholders to approve a distribution of dividends.

During 2021, 2022 and 2023, our respective general shareholders’ meetings approved additional dividend payments to be paid from retained earnings, given our significant cash generation. These additional dividend payments for 2021, 2022 and 2023 are not indicative of whether or not additional dividend payments will be made in any future period.

The following table sets forth the amount in Chilean pesos of dividends declared and paid per share each year and the U.S. dollar amounts paid to shareholders (each ADR represents six shares), on each of the respective payment dates:

			Aggregate Amount
Dividend		Fiscal year with	of Dividends Declared
Approval	Dividend	respect to which	and Paid	Series A		Series B
Date	payment Date	dividend was declared	(Ch$ millions)	Ch$ per share	US$ per share	Ch$ per share	US$ per share
12-28-2023	01-25-2024	2023	31,805	32.00	0.03522	35.20	0.03874
09-27-2023	10-26-2023	2023	28,823	29.00	0.03091	31.90	0.03400
07-25-2023	08-25-2023	2023	28,823	29.00	0.03393	31.90	0.03732
04-20-2023	05-26-2023	Accumulated earnings	49,695	50.00	0.06179	55.00	0.06797
04-20-2023	05-09-2023	2022	28,823	29.00	0.03655	31.90	0.04021
12-27-2022	01-27-2023	2022	28,823	29.00	0.03613	31.90	0.03975
09-27-2022	10-28-2022	2022	28,823	29.00	0.03068	31.90	0.03375
07-26-2022	08-26-2022	2022	28,823	29.00	0.03187	31.90	0.03505
04-13-2022	04-26-2022	Accumulated earnings	187,847	189.00	0.22213	207.90	0.24434
12-21-2021	01-28-2022	2021	28,823	29.00	0.03629	31.90	0.03992
09-28-2021	10-29-2021	2021	28,823	29.00	0.03600	31.90	0.03960
04-15-2021	08-27-2021	Accumulated earnings	25,841	26.00	0.03312	28.60	0.03643
04-15-2021	05-28-2021	2020	25,841	26.00	0.03560	28.60	0.03916
12-22-2020	01-29-2021	2020	25,841	26.00	0.03507	28.60	0.03858

B.	SIGNIFICANT CHANGES

We are not aware of any changes bearing upon our financial condition since the date of the financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our common shares are listed and traded on the Santiago Stock Exchange and on the Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange).

Also, our common shares have been traded in the United States on the New York Stock Exchange (“NYSE”) since July 14, 1994 in the form of ADRs, which represent six common shares each. The Depositary for the ADRs is The Bank of New York Mellon Corporation.

The total number of registered ADR holders we had at December 31, 2023 was 29 (22 in the Series A ADRs and 7 in the Series B ADRs). As of that date the ADRs represented 2.90% of the total number of our issued and outstanding shares. On December 31, 2023, the closing price for the Series A shares on the Santiago Stock Exchange was Ch$1,745.70 per share (US$ 11.99 per Series A ADR) and Ch$2,190.00 for the Series B shares (US$ 14.91 per Series B ADR). As of December 31, 2023, there were 589,641 Series A ADRs (equivalent to 3,537,846 Series A shares) and 3,996,784 Series B ADRs (equivalent to 23,980,704 Series B shares).

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

During 2001, the CCB eliminated certain exchange controls. For instance, it revoked Chapter XXVI of the CFER, which regulated the issuance and placement of ADRs by Chilean corporations. Pursuant to the new rules, the Central Bank’s approval is no longer a pre-condition for ADR issuances. ADR issuances are now regarded as an ordinary foreign investment, and the only requirements are that the CCB be informed of the transaction, by fulfilling the rules of Chapter XIV of the CFER, that mainly establishes that the monies come in or leave the country exclusively through the Formal Exchange Market, if the recipient of the investment decides to enter the foreign currency to the country or if it carries out payments or remittances from Chile.

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

Tax Considerations Relating to Equity Securities

Chilean Tax Considerations.

The following discussion summarizes the material Chilean income tax consequences of an investment in Andina’s stock or ADRs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (“foreign holder”). This discussion is based upon Chilean income tax laws presently in force and administrative jurisprudence, including Ruling No. 324 of January 29, 1990 of the Servicio de Impuestos Internos (the Chilean Internal Revenue Service or “SII”), as well as the Treaty (as defined below) and other applicable regulations and rulings that are subject to change without notice. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Each investor or potential investor is encouraged to seek independent tax advice with respect to consequences of investing in Andina’s stock or ADRs.

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

Chile / United States Double Taxation Treaty

The current income tax treaty between Chile and the United States (the “Treaty”) entered into force in December 2023, and the following are among its tax effects:

●	The Treaty (art. 10) establishes maximum withholding rates on dividends paid between the contracting states (maximum rate of 5% if the beneficiary holds 10% or more of the voting shares of the company paying the dividend and 15% in all other cases). This treaty-established benefit of a lower dividend withholding tax rate will not be applicable as long as Chile maintains its integrated taxation system whereby the First Category Tax is fully creditable in computing any withholding at the source.
●	The exemptions that benefit capital gains on the sale of ADRs remain unaffected by the entry into force of the Treaty. Regarding the sale of shares in a Chilean company by a U.S. resident, the Treaty establishes the right of exclusive taxation in the United States if certain requirements are satisfied, including that the shares are sold on a recognized stock exchange in Chile or in a public offer for the acquisition of shares regulated by law. Therefore, under the Treaty, any capital gain resulting from the sale of shares may be exempt from taxation in Chile.

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

U.S. Federal Income Tax Considerations Relating to ADRs or Shares of Common Stock.

The following discussion summarizes certain U.S. federal income tax consequences of an investment in ADRs or shares of common stock. This discussion is based upon U.S. federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADRs or shares of common stock. In particular, the discussion is directed only to U.S. holders (as defined below) that hold ADRs or shares of common stock as capital assets, and it does not address the tax treatment of holders that are subject to special tax rules under the Internal Revenue Code of 1986 as amended (the “Code”), such as financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, tax-exempt entities, persons holding ADRs or shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, holders that own or are deemed to own 10% or more of our shares (by vote or value), persons required to accelerate the recognition of any item of gross income with respect to ADRs or shares of common stock as a result of such income being recognized on an applicable financial statement, persons liable for alternative minimum tax or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the discussion below assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. If a partnership holds ADRs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADRs or shares of common stock should consult their tax advisors. This summary does not contain a detailed description of all the U.S. federal income tax consequences to a holder in light of its particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-United States tax laws.

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

Cash Dividends and Other Distributions

Cash distributions (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to the ADRs or shares of common stock generally will be treated as dividend income to such U.S. holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder as ordinary income on the day received by the Depositary, in the case of ADRs, or by the U.S. holder, in the case of shares of common stock. The dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADRs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADRs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. There also can be no assurance that our ADRs will be considered readily tradable on an established securities market in the United States in later years. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain conditions and limitations, including a minimum holding period requirement, any Chilean withholding tax (net of any credit for the corporate income tax) paid by or for the account of any U.S. holder may be eligible for credit against the U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid with respect to the ADRs or shares of common stock will generally be foreign source income and will generally constitute passive category income. However, U.S. Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied for a U.S. holder that does not elect to apply the benefits of the Treaty. The Treasury and the U.S. Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct any Chilean withholding tax in computing its taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. Investors are urged to consult their tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under their particular circumstances.

Distributions to U.S. holders of additional shares of common stock or preemptive rights with respect to shares of common stock that are made as part of a pro rata distribution to all shareholders of the Company generally should not be subject to U.S. federal income tax.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADRs or shares of common stock, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be reported and treated as a dividend (as discussed above).

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

Capital Gains

U.S. holders that hold ADRs or shares of common stock as capital assets will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of such ADRs or shares (or preemptive rights with respect to such shares) held by the U.S. holder or the Depositary. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of common stock (which, unlike a disposition of ADRs, may be taxable in Chile), the U.S. holder may not be able to use a foreign tax credit for any Chilean tax imposed on the disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless a U.S. holder elects to apply the benefits of the Treaty, any such Chilean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that a U.S. holder may have that is from foreign sources). In such case, the non-creditable Chilean tax may reduce the amount realized on the disposition of the shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Chilean tax is imposed upon the disposition of shares of common stock and a U.S. holder applies such temporary relief, such Chilean tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. Investors are urged to consult their tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of ADRs or shares of common stock or the proceeds received on the sale, exchange, or other disposition of ADRs or shares of common stock paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients. Likewise, a backup withholding tax may apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number and a certification that it is not subject to backup withholding or fails to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Interest Rate Risk

The Company’s debt is mainly denominated in UF (local inflation indexed Chilean currency), U.S. dollar fixed rate bond and CHF Swiss franc fixed rate bond. Bank debt represents a smaller proportion of the total debt and it’s denominated in various local currencies in either fixed or variable rates. Given that the main portion of the debt is in fixed rate, the main risk is the interest rate increase at the moment of refinancing mature debt.

On the other hand, our cash is invested in certain short-term securities mainly in fixed interest rate.

The following table provides information about the Company’s debt (bonds & bank debt) and short-term investments that have exposure to changes in interest rates as of December 31, 2023.

	Expected Maturity Date							Fair Value
						2029
	2024	2025	2026	2027	2028	Onwards	Total	Total

	(in millions Ch$)
Interest Earning Assets
Short term investments - Chile - CLP	66,753	—	—	—	—	—	66,753
Interest rate (weighted average)	8.83%	0.00%	0.00%	0.00%	0.00%	0.00%	8.83%

Short term investments - Chile - USD	5,572	—	—	—	—	—	5,572
Interest rate (weighted average)	6.89%	0.00%	0.00%	0.00%	0.00%	0.00%	6.89%

Short term investments - Brasil	16,219	—	—	—	—	—	16,219
Interest rate (weighted average)	67.00%	0.00%	0.00%	0.00%	0.00%	0.00%	67.00%

Short term investments - Argentina	91,751	—	—	—	—	—	91,751
Interest rate (weighted average)	13.04%	0.00%	0.00%	0.00%	0.00%	0.00%	13.04%

Interest Bearing Liabilities
International bonds (144A/RegS) (1)	4,474	—	—	—	—	257,797	262,270	206,123
Fixed Rate [US$] 144A Bonds	3.95%	0.00%	0.00%	0.00%	0.00%	2.72%	2.72%

International bonds (Swiss bond) (1)	853	0	0	0	0	175,762	176,616	184,802
Fixed Rate [CHF$]	2.72%	0.00%	0.00%	0.00%	0.00%	2.72%	2.72%

Local Chilean Bonds (1)	22,152	17,292	11,521	5,096	5,024	481,169	542,254	538,868
Fixed Rate [UF] - Local Chilean Bonds (weighted average)	5.19%	5.76%	5.39%	4.00%	4.00%	3.36%	3.57%

Total public debt (Bonds)	27,479	17,292	11,521	5,096	5,024	914,728	981,140	929,793

Bank debt - Chile	1,501	9,404	4,000	—	—	—	14,905
Weighted average interest rate Ch$	1.50%	6.27%	2.00%	0.00%	0.00%	0.00%	4.64%

Total bank debt	1,501	9,404	4,000	—	—	—	14,905
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$604 million, Non-Current: Ch$7,152 million.

Local Chilean Bonds: Current: Ch$86 million, Non-Current: Ch$910 million.

Foreign Currency Risk

As of December 31, 2023, the only foreign currencies used by the Company to finance its operation is the U.S dollar and CHF Swiss franc, all the rest of the Company’s debt is denominated in local operation currencies (UF, Chilean peso, Argentinean peso, Brazilian real and Paraguayan guaraníes).

The following table summarizes the financial instruments held to December 31, 2023, denominated in U.S. dollars and CHF Swiss franc:

						2029		Fair
(Denominated in U.S. Dollars instruments)	2024	2025	2026	2027	2028	Onwards	Total	Value

	(in millions Ch$)
Assets
Cash and cash equivalents	9,463	—	—	—	—	—	9,463	9,463

Liabilities
Bonds debt (1)	4,474	—	—	—	—	257,797	262,270	206,123
Leasing debt	1,312	1,062	448	803	401	1,334	5,360	5,360

(Denominated in CHF Swiss franc instruments)
Bonds debt (1)	853	0	0	0	0	175,762	176,616	184,802

Net debt	16,102	1,062	448	803	401	434,893	453,709	405,747
(1)	Includes issuance deferred costs:

International Bonds Issuance Costs: Current: Ch$604 million, Non-Current: Ch$7,152 million.

In order to protect the Company from the effects on results due to the volatility of the Brazilian real against the CHF Swiss franc (CHF$170 million of Senior Notes in the Swiss market), we have entered into currency swaps that cover 100% of our Swiss franc-denominated financial obligations, thereby mitigating our exchange rate exposure. Additionally, to protect the Company from the effects on results due to the volatility of the Chilean peso against the U.S. dollar (bond due 2050), derivatives have been contracted (cross currency swaps) to fully redenominate the US dollar-denominated financial obligations to UF’s.

As of December 31, 2023, the Company’s net exposure to existing assets and liabilities in foreign currencies, discounting our derivatives contracts, was Ch$3,314 million.

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

Fees Incurred in Past Annual Period

From January 1, 2023 to December 31, 2023, we received US$20,008.73 from the depositary.

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

ITEM 15.CONTROLS AND DISCLOSURE PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by our registered independent accounting firm, which opinion is stated in their report, included on pages F-2 and F-3 herein.

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

ITEM 16B.CODE OF ETHICS

We have adopted a Code of Ethics that constitutes a code of ethics for our directors and employees. This Code applies to our Board of Directors, chief executive officer and all senior financial officers of our Company, including the chief financial officer, or any other persons performing similar functions, as well as to all other officers and employees of the Company. Our Code of Ethics is available on our website www.koandina.com. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on the above mentioned website. On April, 2021, we amended our Code of Ethics to incorporate provisions related to criminal liability of legal entities, in accordance with Chilean Law N° 20,393, Argentine Law N° 27,401, and other compliance and anti-bribery provisions, including the Sarbanes-Oxley Act and the U.S. Foreign Corrupt Practices Act (FCPA). Additionally, we incorporated other provisions, making explicit reference to the importance of equal treatment and respect for each individual, diversity and non-discrimination, a healthy working environment, protection of our natural resources, sustainability, among others.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors and the percentage of each of the fees out of the total amount paid to them.

	Year ended December 31,
	2022		2023
	Fees millions	% of	Fees	% of
Services rendered	Ch$	Total Fees	millions Ch$	Total Fees
Audit fees (1)	929	100.0%	1,013	93.7%
Audit-related fees	—	—	—	—
Tax fees (3)	—	—	18	1.7%
All other fees (2)	—	—	49	4.6%
Total	929	100%	1,081	100%
(1)	Fees for audit services and related expenses, including fees associated with the Company’s annual audit, including the integrated audit of internal control over financial reporting, the reviews of the Company’s quarterly reports required to be filed in Chile and annual statutory audits required in Chile and internationally.
(2)	Fees for all other services and related expenses not included above and related to the audit of the Company’s sustainability reports.

(3)	Tax fees correspond to the services and advice provided by the tax division to comply with tax requirements.

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

ITEM 16E.PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2023, neither we nor any of our affiliated parties purchased any of our equity securities, either pursuant to publicly announced plans or programs or not.

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

Article 50 bis of the Corporations Law requires appointing at least one independent director. Chilean Law considers independent such director that within the last 18 months is not involved in certain circumstances, such as: having an economic interest in the company or other group, having a relationship with such persons, be director of nonprofit organizations, among others, and comply with a declaration of independence. We have two of such directors.

Executive Sessions	Non-management directors must meet at regularly scheduled executive sessions without management.

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

The functions of the Directors’ Committee are described under Item 6C.

Compensation Committee	Listed companies must have a Compensation Committee composed entirely of independent directors. However, “controlled companies,” as defined under NYSE rules, are exempt from this requirement.

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

Andina designated an Audit Committee in accordance with SEC Rule 10A-3. As described in Item 6.C. “Board Practice –Audit Committee,” we rely on an exemption from the independence requirements of Rule 10A-3 with respect to one of our audit committee members. The functions of the audit committee are described under “Item 6C.”.

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

There is no similar obligation under Chilean law. Chilean law requires that companies must have account inspectors or external auditors. However, Andina has an Internal Auditor who reports to the Audit Committee.

Shareholder Approval of Equity Compensation Plans and Certain Other Share Issuances

Shareholders must approve all equity-compensation plans and material revisions thereto, with limited exemptions. Shareholder approval also required for certain other dilutive and related party equity issuances.

There is no similar obligation under Chilean law, with the exception of Directors’ compensation which is annually approved during the general shareholders’ meeting. Other than the foregoing, we have not and do not intend to submit for shareholder approval any equity-compensation plans, or the other dilutive and related party equity issuances covered by NYSE rules.

Corporate Governance Guidelines	Listed companies must adopt and disclose Corporate Governance Guidelines.

Chilean Law does not require the adoption of Corporate Governance Practices because Chilean Corporate Law have established them. However, the CMF in General Rule No. 461 requires publicly traded corporations to report on their corporate governance practices. Our Company has not adopted such Corporate Governance Guidelines.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Coca-Cola Andina recognizes information security and cyber-attacks as potential areas of business risk. Consequently, the Company has formulated and implemented a comprehensive strategy that enables us to (i) establish an organizational understanding for the purpose of overseeing cybersecurity risks related to its systems, people, assets, data and capabilities, (ii) safeguard systems and assets (including data), (iii) identify deviations from established protocols, (iv) react to cybersecurity incidents, and (v) restore business operations, if required.

We do not currently believe that risks from cybersecurity threats, including as a result of cybersecurity incidents, have materially affected the Company or our financial position, results of operations or cash flows. However, any compromise of data security could result in a violation of applicable privacy, laws or standards, the loss of valuable business data, or a disruption of our business. Coca-Cola Andina recognizes that a security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential information could give rise to unwanted media attention, materially damage our customer relationships and reputation, and result in fines or liabilities, which may not be covered by our insurance policies and therefore works with data security as an integral part of its risks. See “Item 3. Key Information — Risk Factors — Risks Related to our Company— If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.” for more information.

Information Security Management

The Audit Committee is represented by 3 independent directors, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Chief Audit Officer and one of its responsibilities is to establish and oversee information security risk policies, guidelines, and strategies that comply with domestic and international standards. This Committee is responsible for evaluating the scope and effectiveness of the information security and cybersecurity systems implemented by management. At a minimum, once a year, the Chief Information Technology Officer and the Audit Committee meet to review and discuss cybersecurity risks, the status of the cybersecurity framework controls within the organization, ongoing cybersecurity initiatives, and future work plans.

Furthermore, to safeguard against and address cybersecurity incidents, a senior management committee known as the "Cybersecurity Committee" has been formed under the direction of the Chief Information Security Officer (CISO). When a material cybersecurity threat materializes, or at least once a year, the Cybersecurity Committee meets. The Cybersecurity Committee is tasked with the evaluation and control of cybersecurity risks, the approval of the organization's strategy and direction regarding cybersecurity and contingency matters as presented by the CISO, and the review of the implementation status of cybersecurity framework controls, progress in various cybersecurity projects, and future work plans. The committee is additionally provided with an overview of various security operational indicators.

The Cybersecurity Committee is comprised of the Company’s Chief Human Resources Officer, Chief Legal Officer, Chief Information Technology Officer, the Company’s Risk and Sustainability Corporate Manager, a Representative of the Corporate Internal Audit Area, and the Chief Information Security Officer (CISO).

The CISO of the Company is in charge of overseeing and managing cybersecurity issues and risks. This includes being in charge of creating, managing, and carrying out the company's cybersecurity plan for its networks, which are IT (information technology) and OT (operation technology). At the corporate and regional levels of the company, the Chief Information Security Officer (CISO) oversees the implementation of identified improvements, architectures, policies, and standards related to IT security. Additionally, the CISO manages the IT risk map (RIA TI) and related mitigation plans, making sure that necessary modifications are made. In order to maintain compliance with the Company's regulatory framework, it is the responsibility of the CISO to make sure that procedures and developments are framed in accordance with the Company's defined guidelines.

Currently, Eduardo Troncoso Meza serves as our CISO. Mr. Eduardo Troncoso Meza has more than fourteen years of experience in the fields of cybersecurity and information security management. Prior to his current position, Mr. Troncoso held the position of Cybersecurity Architect at Banco BCI. In order to determine the proper implementation of technological security controls, he was tasked with designing and proposing architecture models and solutions for identifying threats, vulnerabilities, and risks on the applications that provide services to the various platforms of the bank. Mr. Troncoso received his Engineering Sciences degree obtaining Computer Engineering degree from Universidad de Las Américas. Mr. Troncoso also holds a Diploma in Cybersecurity from Universidad de Chile, and has the following certifications:

●	Information Security Management Systems Auditor/Lead Auditor Training Course (BS ISO/IEC 27001:2013) – BSI;
●	ISO/IEC 27001 Lead Implementer – PECB; and
●	Cybersecurity for Managers Certificate: A Playbook from the Massachusetts Institute of Technology.

Policy for Information Security

The Company’s information security policy is an ongoing process designed to protect information assets from threats that could compromise their availability, integrity, or confidentiality. The corporate information security policy was created and put into effect to strengthen this pillar. In addition to providing general guidelines on the access, handling, manipulation, processing, transmission, and storage of the Company's information assets, this policy seeks to establish general guidelines regarding the responsibility, protection, and management of information risks. The implementation of this policy involves the classification of information, the definition of responsibilities, and the use of digital solutions to strengthen its execution. Examples of these solutions include the unification of information storage and transfer mechanisms, the protection of information through Data Lost Prevention (DLP) practices, and the encryption of information stored on the Company's essential equipment. The CISO is in charge of the Company's information security strategy, policies, guidelines, and practices.

Information Security Measurements Systems Analysis (MSA)

Infrastructure and information security services are outsourced to one of the largest technology companies in Latin America. This company provides us with field support, users support center, networking support and cyber security monitoring. The IT outsourcing service is governed by a contractual agreement that specifies service levels and a Data Processing Agreement. An external auditor conducts an annual audit of the services to assess the adherence of the controls of the critical services rendered via ISAE 3402. All technology suppliers that offer on-premise SaaS or software are assessed throughout the selection procedure using an INCIBE-CERT-based cyber resilience framework (National Cybersecurity Institute of Spain).

Cybersecurity Framework

This system incorporates the highest industry standards and is continually tested for Business Continuity (BC) and Disaster Recovery (DR). It is managed with an integrated people, processes, and technology vision. In order to improve its cyber resilience, the Company has a cybersecurity strategy to which it adds new controls and systems, like those pertaining to business continuity, every year. This involves a risk management methodology based on a Business Impact Analysis (BIA) and Risk Impact Analysis Information Technology (RIA IT) model to unify risk and processes deemed critical to the organization, as well as regular and comprehensive testing of vulnerability mitigation measures found through Ethical Hacking and Pentesting assessments. Furthermore, a "Zero Trust" model for platform access has been implemented. Pentesting gives a clear picture of known vulnerabilities in the system so that they can be specifically fixed. But ethical hacking goes a step further and searches for undiscovered weaknesses, foreseeing future attacks and strengthening defenses.

Corporate Cybersecurity Policy

The Company’s Corporate Cybersecurity strategy provides a framework for effective security management processes pertaining to IT systems and the associated assets, and it establishes a control model for the protection of the confidentiality, integrity, and availability of information systems, in accordance with the applicable laws and regulations in the countries in which we operate.

Dissemination and Training

The Company provides continuous information about the measures taken to promote cybersecurity, ensuring that all employees are informed of and have received training on cybersecurity concepts and threats to information security and cybersecurity. Focusing on software and services based on the Company’s digital transformation, specialized areas in the Company’s IT and Human Resources departments coordinate specific training through various channels, using communications and e-mails delivering content that addresses information management and information security.

For instance, all employees of the company continued to receive cybersecurity and phishing exercise training in 2023. The technology team also received training on the various guidelines and protocols related to cybersecurity practices, including safeguarding digital assets, secure development, managing IT risks, and system modifications, among other topics.

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

2.4	Appendix A (“Terms of the Bonds”) to the Bond Purchase and Paying Agency Agreement dated September 18, 2023 among Embotelladora Andina S.A. and UBS AG (Filed herein)

4.1

Amended and Restated Call Option Agreement, dated as of December 17, 1996, among Inversiones Freire Limitada, Inversiones Freire Dos Limitada, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., The Coca-Cola Company, and Embotelladora Andina S.A. and Custody Agreement among Inversiones Freire Limitada and Inversiones Freire Dos Limitada and Citibank, N.A. (English translation) (incorporated by reference to Exhibit 1.5 to Andina’s annual report on Form 20-F filed on April 30, 2012 (File No. 001-13142))

4.2

Amendment dated as of August 31, 2012 to the Amended and Restated Shareholders’ Agreement, dated as of June 25, 2012, among Embotelladora Andina S.A., the Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire Ltda., and Inversiones Freire Dos Ltda. (incorporated by reference to Exhibit 4.2 to Andina’s annual report on Form 20-F filed on May 15, 2014 (File No. 001-13142))

4.3

Bottler Agreement dated as of October 1, 2017 among Embotelladora del Atlántico S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.30 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.4

Bottler Agreement dated as of October 4, 2017 among Rio de Janeiro Refrescos Ltda. and The Coca-Cola Company (incorporated by reference to Exhibit 4.32 to Andina’s annual report on Form 20-F filed on April 25, 2019 (File No. 001-13142))

4.5

Bottler Agreement dated as of January 1, 2018 among Embotelladora Andina S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.31 to Andina’s annual report on Form 20-F filed on April 27, 2018 (File No. 001-13142))

4.6

Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (incorporated by reference to Exhibit 4.28 to Andina’s annual report on Form 20-F filed on April 28, 2016 (File No. 001-13142))

4.7	Amendment dated as of April 14, 2023 to Bottler Agreement dated as of September 1, 2015 among Paraguay Refrescos S.A. and The Coca-Cola Company (filed herein)

Item	Description
4.8

Amendment dated September 27, 2022 to the Bottler Agreement between Embotelladora del Atlántico S.A. and The Coca-Cola Company dated October 1, 2017 (incorporated by reference to Exhibit 4.9 to Andina´s annual report on Form 20F filed on April 26, 2023 (File No. 001-13142))

4.9

Amendment dated September 20, 2022 to the Bottler Agreement between Rio de Janeiro Refrescos Limitada and The Coca-Cola Company dated October 4, 2017 (incorporated by reference to Exhibit 4.10 to Andina´s annual report on Form 20F filed on April 26, 2023 (File No. 001-13142))

4.10	Amendment dated as of March 6, 2024 to Bottler Agreement among Embotelladora Andina S.A. and The Coca-Cola Company (filed herein)

8.1	List of our subsidiaries (incorporated by reference to Exhibit 8.1 to Andina's annual report on Form 20F filed on April 26, 2023 (File No. 001 - 13142))

12.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

12.2	Certification of Andrés Wainer, Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) (filed herein)

13.1	Certification of Miguel Ángel Peirano, Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

13.2	Certification of Andrés Wainer, Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350, (filed herein)

97	Clawback Policy of Embotelladora Andina S.A. (filed herein)

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

Embotelladora Andina S.A.
(Registrant)

/s/ Miguel Ángel Peirano
(Signature)

/s/ Andrés Wainer
(Signature)

Date: March 27, 2024

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors Embotelladora Andina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows–direct method for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible Assets with Indefinite Useful Life (Distribution rights) and Goodwill Impairment Assessment

As described in Notes 2.7.1, 2.7.2, 2.8, 2.22.1, 15 and 16 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (distribution rights) and goodwill balances, as of December 31, 2023, were ThCh$ 664,877,100 and ThCh$ 122,103,802 respectively. Management carries out an impairment test annually, or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to perpetual growth rates and discount rates.

The principal considerations for our determination that performing procedures relating to the intangible assets with indefinite useful life (distribution rights) and goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value in use calculation of the cash generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related perpetual growth rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s intangible assets with indefinite useful life (distribution rights) and goodwill impairment assessment, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the perpetual growth rates and discount rates. Evaluating management’s assumptions related to the perpetual growth rates and discount rates involved evaluating whether the significant assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these significant assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the perpetual growth rates and discount rates assumptions.

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile

March 26, 2024

We have served as the Company’s auditor since 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Embotelladora Andina S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”) of Embotelladora Andina S.A. and subsidiaries (the Company). In our opinion, the consolidated financial statements present fairly, in all material respects, the Company’s results of operations and cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ EY Audit Ltda.

We served as the Company's auditor from 2017 to 2022.

Santiago, Chile

April 26, 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

at December 31, 2023 and 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

December 31, 2023 and 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2023 and 2022

ASSETS	NOTE	12.31.2023	12.31.2022
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	303,683,683	291,681,987
Other financial assets	5	67,285,793	263,044,869
Other non-financial assets	6	19,311,851	26,957,000
Trade and other accounts receivable, net	7	298,892,164	279,770,286
Accounts receivable from related companies	12.1	16,161,318	15,062,167
Inventory	8	233,053,160	245,886,656
Current tax assets	9	43,383,058	39,326,427
Total Current Assets		981,771,027	1,161,729,392

Non-Current Assets:
Other financial assets	5	93,316,339	94,852,711
Other non-financial assets	6	59,412,482	59,672,266
Trade and other receivables	7	371,401	539,920
Accounts receivable from related parties	12.1	108,021	109,318
Investments accounted for under the equity method	14	91,799,267	92,344,598
Intangible assets other than goodwill	15	695,926,565	671,778,888
Goodwill	16	122,103,802	129,023,922
Property, plant and equipment	11	872,388,811	798,221,259
Deferred tax assets	10.2	4,323,174	2,428,333
Total Non-Current Assets		1,939,749,862	1,848,971,215
Total Assets		2,921,520,889	3,010,700,607

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2023 and 2022

LIABILITIES AND EQUITY	NOTE	12.31.2023	12.31.2022
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	52,997,001	367,302,080
Trade and other accounts payable	18	428,911,984	384,801,630
Accounts payable to related parties	12.2	96,045,624	90,248,067
Other provisions	19	1,314,106	1,591,644
Tax liabilities	9	13,411,621	14,615,447
Employee benefits current provisions	13	57,817,800	48,391,806
Other non-financial liabilities	20	42,373,160	42,294,460
Total Current Liabilities		692,871,296	949,245,134

Other financial liabilities	17	1,044,325,833	904,802,058
Trade accounts and other accounts payable	18	2,392,555	3,015,284
Accounts payable to related companies	12.2	6,007,041	10,354,296
Other provisions	19	53,487,790	47,103,783
Deferred tax liabilities	10.2	180,470,219	165,778,556
Employee benefits non-current provisions	13	18,473,946	17,409,793
Other non-financial liabilities	20	2,506,795	29,589,051
Total Non-current liabilities		1,307,664,179	1,178,052,821

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		769,311,795	716,975,127
Other reserves		(153,758,842)	(132,452,557)
Equity attributable to owners of the parent		886,290,527	855,260,144
Non-controlling interests		34,694,887	28,142,508
Total Equity		920,985,414	883,402,652
Total Liabilities and Equity		2,921,520,889	3,010,700,607

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the periods ended December 31, 2023, 2022 and 2021

		01.01.2023	01.01.2022	01.01.2021
	NOTE	12.31.2023	12.31.2022	12.31.2021
		ThCh$	ThCh$	ThCh$
Net sales		2,618,437,052	2,656,878,395	2,216,732,593
Cost of sales	8 - 25	(1,601,997,255)	(1,628,701,823)	(1,375,392,773)
Gross Profit		1,016,439,797	1,028,176,572	841,339,820
Other income	26	1,310,489	2,497,520	1,337,878
Distribution expenses	25	(227,807,179)	(253,514,676)	(199,952,373)
Administrative expenses	25	(431,295,515)	(429,517,716)	(348,949,863)
Other expenses	27	(26,441,583)	(886,331)	(15,211,790)
Other (loss) gains	29	(15,909,117)	(24,983,899)	—
Financial income	28	31,396,167	39,722,410	7,791,869
Financial expenses	28	(65,288,352)	(59,547,953)	(52,992,456)
Share of profit of investments in associates and joint ventures accounted for using the equity method	14.3	2,716,169	1,409,069	3,093,102
Foreign exchange differences	30	(17,216,130)	(11,607,728)	(5,508,311)
Income by indexation units		(7,398,952)	(58,943,643)	(27,738,888)
Net income before income taxes		260,505,794	232,803,625	203,208,988
Income tax expense	10.1	(85,994,307)	(104,344,638)	(46,177,320)
Net income		174,511,487	128,458,987	157,031,668

Net income attributable to
Owners of the parent		171,441,410	125,497,642	154,698,150
Non-controlling interests		3,070,077	2,961,345	2,333,518
Net income		174,511,487	128,458,987	157,031,668

Earnings per Share, basic and diluted
Earnings per Series A Share	21.5	$172.49	$126.27	$155.65
Earnings per Series B Share	21.5	189.74	138.89	171.21

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods ended December 31, 2023, 2022 and 2021

	01.01.2023	01.01.2022	01.01.2021
	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Other Comprehensive Income
Net income	174,511,487	128,458,987	157,031,668

Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	2,381,650	(3,960,084)	(357,840)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(98,844,581)	(78,009,918)	98,973,862
Gain (losses) from cash flow hedges	52,472,352	(155,206,655)	104,232,055
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	(643,045)	1,069,223	96,617

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	37,650,601	23,777,899	(22,103,267)
Income tax related to cash flow hedges	(14,183,004)	42,276,806	(28,944,992)
Other comprehensive income, total	(21,166,027)	(170,052,729)	151,896,435
Total comprehensive income	153,345,460	(41,593,742)	308,928,103
Total comprehensive income attributable to:

Equity holders of the parent	150,135,125	(44,244,225)	305,715,046
Non-controlling interests	3,210,335	2,650,483	3,213,057
Total comprehensive income	153,345,460	(41,593,742)	308,928,103

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the periods ended December 31, 2023, 2022 and 2021

		Other reserves
		Reserves for		Actuarial gains or				Equity attributable
		exchange rate	Cash flow hedge	losses in employee		Total other	Retained	to owners of	Non-controlling
	Issued Capital	differences	reserve	benefits	Other reserves	reserves	earnings	the parent	interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2023	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652
Changes in equity
Comprehensive income
Net Income	—	—	—	—	—	—	171,441,410	171,441,410	3,070,077	174,511,487
Other comprehensive income	—	(61,349,533)	38,280,115	1,763,133	—	(21,306,285)	—	(21,306,285)	140,258	(21,166,027)
Comprehensive income	—	(61,349,533)	38,280,115	1,763,133	—	(21,306,285)	171,441,410	150,135,125	3,210,335	153,345,460
Dividends	—	—	—	—	—	—	(167,968,886)	(167,968,886)	(777,956)	(168,746,842)
Increase (decrease) from other changes *	—	—	—	—	—	—	48,864,144	48,864,144	4,120,000	52,984,144
Total changes in equity	—	(61,349,533)	38,280,115	1,763,133	—	(21,306,285)	52,336,668	31,030,383	6,552,379	37,582,762
Ending balance as of 12.31.2023	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414

		Other reserves
		Reserves for		Actuarial gains or				Equity attributable
		exchange rate	Cash flow hedge	losses in	Other	Total other		to owners of	Non-controlling
	Issued Capital	differences	reserve	employee benefits	reserves	reserves	Retained earnings	the parent	interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2022	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559
Changes in equity
Comprehensive income
Net Income	—	—	—	—	—	—	125,497,642	125,497,642	2,961,345	128.458.987
Other comprehensive income	—	(53,903,278)	(112,948,199)	(2,890,390)	—	(169,741,867)	—	(169,741,867)	(310,862)	(170.052.729)
Comprehensive income	—	(53,903,278)	(112,948,199)	(2,890,390)	—	(169,741,867)	125,497,642	(44,244,225)	2,650,483	(41.593.742)
Dividends	—	—	—	—	—	—	(274,316,049)	(274,316,049)	(1,057,730)	(275,373,779)
Increase (decrease) from other changes *	—	—	—	—	—	—	97,676,614	97,676,614	1,280,000	98,956,614
Total changes in equity	—	(53,903,278)	(112,948,199)	(2,890,390)	—	(169,741,867)	(51,141,793)	(220,883,660)	2,872,753	(218,010,907)
Ending balance as of 12.31.2022	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

		Other reserves
		Reserves for		Actuarial gains or				Equity attributable
		exchange rate	Cash flow hedge	losses in employee		Total other	Retained	to owners of	Non-controlling
	Issued Capital	differences	reserve	benefits	Other reserves	reserves	earnings	the parent	interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2021	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	154,698,150	154,698,150	2,333,518	157.031.668
Other comprehensive (loss) income	—	75,916,398	75,323,231	(222,733)	—	151,016,896	—	151,016,896	879,539	151.896.435
Total comprehensive (loss) income	—	75,916,398	75,323,231	(222,733)	—	151,016,896	154,698,150	305,715,046	3,213,057	308.928.103
Dividends	—	—	—	—	—	—	(109,328,860)	(109,328,860)	(1,386,857)	(110,715,717)
Increase (decrease) from other changes *	—	—	—	—	—	—	68,576,504	68,576,504	3,064,078	71,640,582
Total changes in equity	—	75,916,398	75,323,231	(222,733)	—	151,016,896	113,945,794	264,962,690	4,890,278	269,852,968
Ending balance as of 12.31.2021	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows – Direct Method

For the periods ended December 31, 2023, 2022 and 2021

		01.01.2023	01.01.2022	01.01.2021
Cash flows provided by (used in) Operating Activities	NOTE	12.31.2023	12.31.2022	12.31.2021
		ThCh$	ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		3,716,722,747	3,682,470,527	2,953,813,799
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(2,577,032,215)	(2,551,652,407)	(2,048,185,735)
Payments to and on behalf of employees		(260,336,901)	(258,202,599)	(216,192,088)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(394,507,399)	(363,740,268)	(278,367,683)
Dividends received		8,013,426	4,079,309	1,441,355
Interest payments		(67,010,058)	(44,822,402)	(55,497,167)
Interest received		14,354,013	24,649,593	5,373,494
Income tax payments		(71,269,988)	(87,757,706)	(46,100,050)
Other cash movements (tax on bank debits Argentina and others)		(2,103,389)	(7,571,623)	(11,230,942)
Cash flows provided by (used in) Operating Activities		366,830,236	397,452,424	305,054,983

Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		142,208	92,253	39,919
Purchase of Property, plant and equipment		(192,707,498)	(186,702,179)	(138,856,157)
Purchase of intangible assets		—	—	(5,171,139)
Payment on forward, term option and financial exchange agreements		—	—	(375,579)
Collection on forward, term, option and financial exchange agreements		156,738	146,070	678,274
Redemption (purchase) of other current financial assets		32,000,000	101,191,506	(54,567,998)
Other cash inflows (outflows)		2,119,674	103,879	—
Net cash flows used in Investing Activities		(158,288,878)	(85,168,471)	(198,252,680)

Cash Flows generated from (used in) Financing Activities
Collection from changes in ownership interest in subsidiaries		4,119,966	—	3,000,000
Proceeds from short term loans		31,850,233	23,625,853	—
Loan payments		(26,378,491)	(13,934,477)	(797,428)
Lease liability payments		(6,299,217)	(5,385,167)	(4,008,924)
Dividend payments by the reporting entity		(165,877,422)	(274,316,050)	(106,347,165)
Placement of public debt		167,739,096	—	—
Other cash outflows - Payment of public debt		(330,996,600)	(16,953,541)	(7,165,997)
Collection (payments) of derivative financial instruments related to public debt		138,715,637	—	—
Net cash flows (used in) generated by Financing Activities		(187,126,798)	(286,963,382)	(115,319,514)
Net increase in cash and cash equivalents before exchange differences		21,414,560	25,320,571	(8,517,211)
Effects of exchange differences on cash and cash equivalents		4,547,790	(21,352,255)	9,501,803
Effects of inflation in cash and cash equivalents in Argentina		(13,960,654)	(16,598,349)	(6,203,271)
Net increase (decrease) in cash and cash equivalents		12,001,696	(12,630,033)	(5,218,679)
Cash and cash equivalents - beginning of period	4	291,681,987	304,312,020	309,530,699
Cash and cash equivalents - end of period	4	303,683,683	291,681,987	304,312,020

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered in the Securities Registry of the Chilean Financial Market Commission (hereinafter “CMF”), and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile it expires in December 2023 and is currently under the process of renewal, and for the territory in Paraguay it expires on March 1, 2028. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 53.58% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on March 26, 2024.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1          Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2023, 2022 and 2021, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" Accounting Standards) and the Interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) applicable to companies reporting under IFRS.

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods between January 1 and December 31, 2023, 2022 and 2021 and the related notes.

The Company’s 2023 local statutory consolidated financial statements in Spanish were approved by the Company’s Board of Directors on January 30, 2024, with subsequent events first being considered through that date. Those local statutory consolidated financial statements consisted of consolidated statement of financial position as of December 31, 2023 and 2022 along with consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows (and related disclosures), each for the two years then ended.

Included in this 2023 consolidated financial statements are consolidated statement of financial position as of December 31, 2023 and 2022, along with consolidated income statement, consolidated statement of comprehensive (loss) income, consolidated statement of changes in equity and consolidated statement of cash flows (and the related disclosures) for each of the three years ended December 31, 2023, 2022 and 2021. This three-year presentation of operations, changes in equity and of cash flows is required by the rules of the United States Securities and Exchange Commission. The accompanying English language IFRS consolidated financial statements are consistent with the previously issued local statutory consolidated financial statements, except for the disaggregated disclosure of the line “Other cash inflows (outflows) (placement and payment of public debt)” within the cash flows from financing activities in the consolidated Statement of Cash Flows, as follows:

	01.01.2023	01.01.2023
	12.31.2023	12.31.2023
	As reported	As revised
Placement of public debt	—	167,739,096
Collection (payments) of derivative financial instruments related to public debt	—	138,715,637
Other cash outflows - Payment of public debt	(24,541,867)	(330,996,600)
Net cash flows (used in) generated by Financing Activities	(187,126,798)	(187,126,798)

The Company has evaluated the effect of this modification, both qualitatively and quantitatively, and concluded that the correction did not have a material impact on, nor require amendment of, any previously filed financial statements.

This three-year English language IFRS consolidated financial statements were approved for issuances by the Board of Directors during a session held on March 26, 2024, with subsequent events considered through this later date.

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

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		12.31.2023			12.31.2022
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.94	0.06	100.0	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	64.42	35.58	100.0	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias SpA.	100.0	—	100.0	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.01	100.0	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.85	0.15	100.0	99.9	0.09	99.99
77.427.659-9	Re-Ciclar S.A.	60.00	—	60.00	60.00	—	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.10	100.0	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.01	100.0	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.9	0.01	100.0	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.5	—	66.5	66.50	—	66.50
93.899.000-k	VJ S.A.	15.0	50.00	65.0	15.00	50.00	65.00

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

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to December 2023 and 2022 amounted to 209.91% and 96.95%, respectively.

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

In accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates," we use the closing exchange rate to translate financial information into presentation currency. The official U.S. dollar whose value is determined by the Central Bank of Argentina (BCRA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

In the course of Argentine market transactions, there are a number of other types of U.S. dollar rates that may differ from the BCRA-calculated official rate. In the event that financial information is translated into the presentation currency using a non-official exchange rate, the consolidated figures of our Operation in Argentina may be affected.

2.5.3       Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
12.31.2023	877.12	181.17	1.08	0.120
12.31.2022	855.86	164.03	4.83	0.116

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PYG
12.31.2023	839.92	168.31	0.115
12.31.2022	873.28	169.16	0.125

For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

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

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which distribution rights have been acquired for products owned by The Coca-Cola Company, as well as other minor investments.These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile; (North Zone Antofagasta, Atacama and Coquimbo, Metropolitan Area, Central Zone San Antonio and Cachapoal and Extreme South Zone of Aysen and Magallanes);
-	Operation in Argentina; (San Juan, Mendoza, San Luis, Córdoba, Santa Fé, Entre Ríos, La Pampa, Neuquén, Rio Negro, Chubut, Santa Cruz, Tierra del Fuego and western area of the Province of Buenos Aires);
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos e Bebidas Ltda. associate);
-	Operation in Paraguay

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

The discount rate applied in the annual impairment test carried out in 2023 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

	2023 Discount	2022 Discount
	rates	rates
Argentina	38.7%	33.1%
Chile	10.3%	9.3%
Brazil	11.2%	10.5%
Paraguay	12.0%	11.3%

b)	Other assumptions

The financial projections to determine the net present value of future cash flows of the CGUs are modeled based on the main historical variables and the respective approved budgets for each CGU. In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and categories that are less developed and have lower margins such as alcohols. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates per operation, which follow a real growth according to long-term population growth expectations. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 25 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2024-2028

After modeling and valuing the different CGUs as a result of the tests performed as of December 31, 2023, no impairment were identified in any of the CGUs listed above, assuming conservative projections aligned with the history of the current markets. Thus, despite the deterioration of the macroeconomic conditions experienced by the economic conditions of the countries in which we operate, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model for the 3 previously mentioned variables.

The yearly review of other investments revealed that, for the AdeS brand, specifically in the Chilean operation, the recoverable value was CLP 1,627 million less than the book value recorded in the Financial Statements, which were reduced from their book value as of December 2023. This is noteworthy even though no impairment indicators were found for the CGUs mentioned above. The negative trend in the seeds segment's sales and the brand's overall decline in relevance in the local vegetable market are the primary causes of  the lower valuation of AdeS in Chile.

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

2.10.1     Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses).”

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

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2023 and 2022, the Company had no embedded derivatives.

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

This liability pertains to the deposit amount that will be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

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

The revenue recognition criteria of the goods provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.20        Contributions from The Coca-Cola Company

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

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of the General Shareholders’ Meeting.

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

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision. If management is unable to reliably estimate the obligation or conclude no loss is probable but is reasonably possible that a loss may be incurred, no provision is recorded but contingency is disclosed in the notes to the consolidated financial statements.

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

2.22.6. Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At year-end there were no modifications to the agreements.

Results from updated actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.23 New Standards, Interpretations and Amendments to IFRS

2.23.1     New Standards, Interpretations and Amendments for annual periods beginning on January 1, 2023

IFRS 17 “Insurance Contracts”. Issued in May 2017, it replaces the current IFRS 4. IFRS 17 will primarily change the accounting for all entities that issue insurance contracts and investment contracts with discretionary participation features. The standard applies to annual periods beginning on or after January 1, 2023.

Amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", issued in February 2021. The amendments are intended to improve disclosures of accounting policies and help users of financial statements to distinguish between changes in accounting estimates and changes in accounting policies. This standard should be applied to annual periods beginning on or after January 1, 2023.

Amendment to IAS 12 - Deferred Taxes Relating to Assets and Liabilities Arising from a Single Transaction. Issued in May 2021, this amendment requires companies to recognize deferred taxes on transactions that, on initial recognition, result in equal amounts of taxable and deductible temporary differences. This amendment should be applied to annual periods beginning on or after January 1, 2023.

Amendment to IAS 12 "Income taxes" on international tax reform - Pillar two model rules. Issued in May 2023, this amendment provides companies with a temporary exemption from accounting for deferred taxes arising from the international tax reform of the Organization for Economic Cooperation and Development (OECD). The amendments also introduce specific disclosure requirements for affected companies. This standard should be applied to annual periods beginning on or after January 1, 2023.

Amendment to IAS 1 "Presentation of Financial Statements" on classification of liabilities. This amendment clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity's expectations or events after the reporting date (e.g., receipt of a waiver or covenant breach). The amendment also clarifies what IAS 1 means when it refers to the "settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8. Effective date of initial application January 1, 2023.

Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 Comparative Information. This amendment is an amendment of limited scope to the transition requirements of IFRS 17, Insurance Contracts, which provides insurers with an option aimed at improving the usefulness of the information for investors on the initial application of the new Standard. The amendment relates only to the transition of insurers to the new Standard, it does not affect any other requirements of IFRS 17.

The adoption of the standards, amendments and interpretations described above do not have a significant impact on the consolidated financial statements of the Company.

2.23.2     New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2024

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards:

Amendment to IAS 1 "Non-current liabilities with covenants". Issued in January 2022, the amendment aims to improve the information that an entity provides when the payment terms of its liabilities may be deferred depending on compliance with covenants within twelve months after the date of issuance of the financial statements.

Amendment to IFRS 16 "Leases" on sale and leaseback. Issued in September 2022, this amendment explains how an entity should recognize the rights to use the asset and how the gains or losses arising from the sale and leaseback should be recognized in the financial statements.

Amendments to IAS 7 "Statement of Cash Flows" and IFRS 7 "Financial Instruments: Disclosures" on supplier financing arrangements. Published in May 2023, these amendments require disclosures to improve the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows and exposure to liquidity risk.

Amendments to IAS 21 - Lack of Exchangeability. Issued in August 2023, this amendment affects an entity that has a transaction or operation in a foreign currency that is not exchangeable into another currency for a specific purpose at the measurement date. A currency is exchangeable into another currency when it is possible to obtain the other currency (with a normal administrative delay), and the transaction is carried out through a market or exchange mechanism that creates enforceable rights and obligations. This amendment establishes the guidelines to be followed to determine the exchange rate to be used in situations of absence of exchangeability as mentioned above. Early adoption is allowed.

Management estimates that the amendments to IAS 1, IFRS 16, and IAS 7 will have no significant impact on the Group. Management has decided to apply the amendment to IAS 21 as of the date specified in the amendment, which is January 1, 2025. Given the volatility of Argentina's exchange markets and the announcements of amendments, it is currently impossible to estimate the impact of this amendment.

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

A summary of the Company’s operations by segment according to IFRS is as follows:

	Operation in	Operation in	Operation in	Operation in	Inter-country	Consolidated,
	Chile	Argentina	Brazil	Paraguay	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,191,974,011	460,337,955	745,382,614	223,840,649	(3,098,177)	2,618,437,052
Cost of sales	(785,163,742)	(234,814,106)	(460,648,667)	(124,798,917)	3,428,177	(1,601,997,255)
Distribution expenses	(98,940,612)	(60,925,828)	(55,074,448)	(12,866,291)	—	(227,807,179)
Administrative expenses	(185,062,364)	(98,996,057)	(116,836,812)	(30,400,282)	—	(431,295,515)
Financial income	12,892,543	8,497,135	9,251,681	754,808	—	31,396,167
Financial costs	(31,413,255)	(6,174,445)	(27,700,652)	—	—	(65,288,352)
Share of entity in income of associates accounted for using the equity method, total	320,225	—	2,395,944	—	—	2,716,169
Income tax expense	(27,867,269)	(25,000,923)	(27,122,886)	(6,003,229)	—	(85,994,307)
Oher income (expenses)	(40,422,909)	(20,238,217)	(1,651,128)	(3,343,039)	—	(65,655,293)
Net income of the segment reported	36,316,628	22,685,514	67,995,646	47,183,699	330,000	174,511,487

Depreciation and amortization	44,930,478	23,055,893	31,384,619	13,730,334	(330,000)	112,771,324

Current assets	537,875,316	86,006,922	276,111,516	81,777,273	—	981,771,027
Non-current assets	818,222,777	192,749,170	651,665,020	277,112,895	—	1,939,749,862
Segment assets, total	1,356,098,093	278,756,092	927,776,536	358,890,168	—	2,921,520,889

Carrying amount in associates and joint ventures accounted for using the equity method, total	49,790,788	—	42,008,479	—	—	91,799,267

Segment disbursements in non-monetary assets	98,330,718	24,421,786	50,018,391	19,936,603	—	192,707,498

Current liabilities	256,032,001	107,654,447	284,887,152	44,297,696	—	692,871,296
Non-current liabilities	965,276,582	23,188,614	300,646,803	18,552,180	—	1,307,664,179
Segment liabilities, total	1,221,308,583	130,843,061	585,533,955	62,849,876	—	2,000,535,475

Cash flows (used in) provided by in Operating Activities	196,897,114	32,330,115	118,389,616	19,213,391	—	366,830,236
Cash flows (used in) provided by Investing Activities	(224,464,143)	(24,421,513)	110,533,381	(19,936,603)	—	(158,288,878)
Cash flows (used in) provided by Financing Activities	19,739,413	3,911,735	(209,887,714)	(890,232)	—	(187,126,798)

	Operation in	Operation in	Operation in	Operation in	Inter-country	Consolidated,
For the period ended December 31, 2022	Chile	Argentina	Brazil	Paraguay	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Net sales	1,123,665,196	688,704,911	636,859,882	212,339,131	(4,690,725)	2,656,878,395
Cost of sales	(743,226,587)	(367,879,756)	(403,695,516)	(118,590,689)	4,690,725	(1,628,701,823)
Distribution expenses	(94,155,809)	(98,238,512)	(48,572,718)	(12,547,637)	—	(253,514,676)
Administrative expenses	(165,139,607)	(133,696,312)	(100,060,355)	(30,621,442)	—	(429,517,716)
Financial income	18,783,930	9,853,565	10,307,344	777,571	—	39,722,410
Financial costs	(28,065,600)	(1,628,221)	(29,854,132)	—	—	(59,547,953)
Share of entity in income of associates accounted for using the equity method, total	1,743,656	—	(334,587)	—	—	1,409,069
Income tax expense	(38,497,541)	(38,651,371)	(21,342,331)	(5,853,395)	—	(104,344,638)
Oher income (expenses)	(83,536,145)	(20,652,710)	10,213,711	51,063	—	(93,924,081)
Net income of the segment reported	(8,428,507)	37,811,594	53,521,298	45,554,602	—	128,458,987

Depreciation and amortization	40,714,017	33,442,921	31,888,435	13,320,058	—	119,365,431

Current assets	564,695,230	141,715,280	383,021,238	72,297,644	—	1,161,729,392
Non-current assets	762,292,569	251,248,261	566,116,288	269,314,097	—	1,848,971,215
Segment assets, total	1,326,987,799	392,963,541	949,137,526	341,611,741	—	3,010,700,607

Carrying amount in associates and joint ventures accounted for using the equity method, total	53,869,983	—	38,474,615	—	—	92,344,598
					—
Segment disbursements of non-monetary assets	85,998,605	40,479,269	42,173,211	18,051,094	—	186,702,179

Current liabilities	629,575,497	138,572,190	140,642,493	40,454,954	—	949,245,134
Non-current liabilities	600,735,999	24,584,021	536,281,288	16,451,513	—	1,178,052,821
Segment liabilities, total	1,230,311,496	163,156,211	676,923,781	56,906,467	—	2,127,297,955

Cash flows (used in) provided by in Operating Activities	255,357,664	59,379,474	58,391,224	24,324,062	—	397,452,424
Cash flows (used in) provided by Investing Activities	15,619,565	(40,479,269)	(42,173,211)	(18,135,556)	—	(85,168,471)
Cash flows (used in) provided by Financing Activities	(283,394,600)	(41,768)	(3,064,412)	(462,602)	—	(286,963,382)

	Operation in	Operation in	Operation in	Operation in	Inter-country	Consolidated,
For the period ended December 31, 2021	Chile	Argentina	Brazil	Paraguay	eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Revenue on ordinary activities	975,296,052	536,955,468	539,257,423	169,216,180	(3,992,530)	2,216,732,593
Cost of sales	(630,862,197)	(296,090,157)	(361,323,450)	(91,109,499)	3,992,530	(1,375,392,773)
Distribution expenses	(78,995,679)	(78,019,531)	(33,458,924)	(9,478,239)	—	(199,952,373)
Administrative expenses	(142,762,661)	(110,329,089)	(71,995,712)	(23,862,401)	—	(348,949,863)
Financial income	(2,936,819)	5,011,888	5,327,527	389,273	—	7,791,869
Financial costs	(27,669,541)	(577,941)	(24,744,974)	—	—	(52,992,456)
Share of entity in income of associates accounted for using the equity method, total	2,799,437	—	293,665	—	—	3,093,102
Income tax expense	(15,756,620)	(25,697,558)	82,395	(4,805,537)	—	(46,177,320)
Oher income (expenses)	(29,072,689)	(10,652,582)	(7,834,863)	439,023	—	(47,121,111)
Net income of the segment reported	50,039,283	20,600,498	45,603,087	40,788,800	—	157,031,668

Depreciation and amortization	38,189,190	32,863,821	23,647,789	10,074,503	—	104,775,303

Current assets	626,277,188	117,319,226	183,268,173	64,121,536	—	990,986,123
Non-current assets	739,113,114	216,757,538	720,101,674	279,148,198	—	1,955,120,524
Segment assets, total	1,365,390,302	334,076,764	903,369,847	343,269,734	—	2,946,106,647

Carrying amount in associates and joint ventures accounted for using the equity method, total	52,519,831	—	38,969,363	—	—	91,489,194

Segment disbursements of non-monetary assets	18,636,178	33,789,235	30,171,387	21,381,700	—	103,978,500

Current liabilities	283,835,866	101,832,549	109,691,047	34,207,817	—	529,567,279
Non-current liabilities	743,108,008	20,388,886	534,386,761	17,242,154	—	1,315,125,809
Segment liabilities, total	1,026,943,874	122,221,435	644,077,808	51,449,971	—	1,844,693,088

Cash flows (used in) provided by in Operating Activities	181,679,320	55,490,096	36,121,074	31,764,493	—	305,054,983
Cash flows (used in) provided by Investing Activities	(108,283,362)	(33,789,408)	(32,875,359)	(23,304,551)	—	(198,252,680)
Cash flows (used in) provided by Financing Activities	(111,533,388)	(940,318)	(2,455,073)	(390,735)	—	(115,319,514)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	12.31.2023	12.31.2022
	ThCh$	ThCh$
Cash	552,062	203,931
Bank balances	119,335,228	108,486,568
Other fixed rate instruments	183,796,393	182,991,488
Cash and cash equivalents	303,683,683	291,681,987

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash. There are no restrictions for significant amounts available to cash.

By currency	12.31.2023	12.31.2022
	ThCh$	ThCh$
USD	9,462,829	14,266,343
EUR	437,604	870,613
ARS	18,340,987	29,215,288
CLP	140,758,085	138,205,025
PYG	38,469,449	39,201,097
BRL	96,214,729	69,923,621
Cash and cash equivalents	303,683,683	291,681,987

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	66,190,949	92,838,315	3,027,052	3,317,778
Financial assets at fair value (2)	1,094,844	170,206,554	78,988,715	75,297,737
Other financial assets (3)	—	—	11,300,572	16,237,196
Total	67,285,793	263,044,869	93,316,339	94,852,711
(1)	Financial instrument that does not meet the definition of cash equivalents pursuant to Note 2.13.
(2)	Market value of hedging instruments. See details in Note 22.
(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the “AdeS” brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	11,435,334	6,059,201	1,700,462	1,074,940
Tax credit remainder (1)	933,282	905,826	39,373,807	40,922,425
Judicial deposits	—	—	14,649,339	15,723,829
Others (2)	6,943,235	19,991,973	3,688,874	1,951,072
Total	19,311,851	26,957,000	59,412,482	59,672,266
(1)	In November 2006, Rio de Janeiro Refrescos Ltda. (“RJR”) filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019 and recovered as of December 31, 2021.

Companhia de Bebidas Ipiranga, acquired in September 2013, also filed a court order n. 0005018-15.2002.4.03.6110 to recognize the same issue as the one previously descibed for RJR. On September 12, 2019, the ruling favoring Ipiranga became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 12, 2013 (date on which Ipiranga was acquired by RJR). The Ipiranga credit will be generated in the name of RJR, however pursuant to a contractual clause (“Subscription Agreement for Shares and Exhibits”), which requireds RJR to transfer any gain resulting from this action to the former shareholders of Ipiranga. The Company performed procedures to assess the total amount of the credit in question for the tax period expired, totaling BRL 162,588, of which BRL 80,177 correspond to principal and BRL 82,411 correspond to interest and monetary restatement. These amounts were recorded in the year ended December 31, 2020. The payment of income tax is made at the time of liquidation of the credit, with which the respective deferred tax liability of BRL 55,280 was recorded. The value of PIS and Cofins recorded was BRL 7,623 thousand. At the closing of these financial statements the value to be transferred to the former shareholders of Ipiranga is CLP 30,830,785 or BRL 170,176 (CLP 27,309,519 at December 31, 2022 or BRL 166,491). The liability is recorded in other non-financial liabilities (Note 18).

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	251,169,538	238,146,331	94,190	56,781
Other debtors	41,973,516	39,798,245	277,077	483,139
Other accounts receivable	5,749,110	1,825,710	134	—
Total	298,892,164	279,770,286	371,401	539,920

	Current		Non-current
Trade debtors and other accounts receivable, Gross	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	255,616,735	242,638,974	94,190	56,781
Other debtors	42,135,933	40,206,431	277,077	483,139
Other accounts receivable	5,834,787	1,921,211	134	—
Total	303,587,455	284,766,616	371,401	539,920

The stratification of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	12.31.2023	12.31.2022
	ThCh$	ThCh$
Less than one month	239,907,074	229,587,868
Between one and three months	7,467,587	4,577,833
Between three and six months	1,276,211	2,418,252
Between six and eight months	5,142,341	5,392,862
Older than eight months	1,917,712	718,940
Total	255,710,925	242,695,755

The Company has approximately 292,153 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 70,000 in Chile, 84,153 in Brazil, 67,580 in Argentina and 70,420 in Paraguay.

The provision for expected credit losses associated with each tranche of the portfolio for current and non-current trade receivables is as follows:

	12.31.2023
		Impairment
	Credit amount	provision	Percentage
	ThCh$	ThCh$	%
Less than one month	239,907,074	(700,137)	0.16%
Between one and three months	7,467,587	(294,510)	10.88%
Between three and six months	1,276,211	(138,648)	21.60%
Between six and eight months	5,142,341	(2,397,365)	68.09%
Older than eight months	1,917,712	(916,537)	40.99%
Total	255,710,925	(4,447,197)

	12.31.2022
		Impairment
	Credit amount	provision	Percentage
	ThCh$	ThCh$	%
Less than one month	229,587,868	(701,701)	0.31%
Between one and three months	4,577,833	(431,630)	9.43%
Between three and six months	2,418,252	(786,856)	32.54%
Between six and eight months	5,392,862	(2,402,146)	44.54%
Older than eight months	718,940	(170,310)	23.69%
Total	242,695,755	(4,492,643)

The movement in the allowance for expected credit losses is presented below:

	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Opening balance	4,492,643	4,711,371	6,795,663
Increase (decrease)	1,319,216	(150,671)	1,697,887
Provision reversal	(1,110,743)	(654,381)	(3,832,220)
Increase (decrease) for changes of foreign currency	(253,919)	586,324	50,041
Sub – total movements	(45,446)	(218,728)	(2,084,292)
Ending balance	4,447,197	4,492,643	4,711,371

The provision for expected credit losses is recorded as an administrative expense in the statements of income by function.

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2023	12.31.2022
	ThCh$	ThCh$
Raw materials (1)	90,992,931	104,833,902
Finished goods	115,591,443	114,164,680
Spare parts and supplies	26,527,656	27,109,494
Work in progress	194,686	216,164
Other inventories	6,012,077	4,020,372
Obsolescence provision (2)	(6,265,633)	(4,457,956)
Total	233,053,160	245,886,656

The cost of inventory recognized as cost of sales amounts to CLP 1,346,516,486 thousand and CLP 1,388,536,599 thousand as of December 31, 2023 and 2022, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.
(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12.31.2023	12.31.2022
	ThCh$	ThCh$
Monthly provisional payments	4,691,320	25,428,344
Tax credits	32,125,597	6,640,888
Recoverable taxes from prior years	27,247	473,424
Surplus Tax Credit	6,265,971	6,387,530
Other Recoverable Taxes	272,923	396,241
Total	43,383,058	39,326,427

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	12.31.2023	12.31.2022
	ThCh$	ThCh$
Income tax expense	13,411,621	14,615,447
Tax credit	—	—
Others	—	—
Total	13,411,621	14,615,447

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1        Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Current income tax expense	(58,334,583)	(63,245,293)	(45,614,890)
Current tax adjustment previous period	(152,481)	311,931	2,284,477
Foreign dividends tax withholding expense	(11,803,842)	(11,129,734)	(2,877,817)
Other current tax expense (income)	(688,765)	—	114,130
Current income tax expense	(70,979,671)	(74,063,096)	(46,094,100)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(15,014,636)	(30,281,542)	(83,220)
Expense (income) for deferred taxes	(15,014,636)	(30,281,542)	(83,220)
Total income tax expense	(85,994,307)	(104,344,638)	(46,177,320)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Current taxes
Foreign	(44,507,433)	(61,250,403)	(37,363,624)
National	(26,472,238)	(12,812,693)	(8,730,476)
Current tax expense	(70,979,671)	(74,063,096)	(46,094,100)
Deferred taxes
Foreign	(13,619,606)	(4,596,695)	6,942,925
National	(1,395,030)	(25,684,847)	(7,026,145)
Deferred tax expense	(15,014,636)	(30,281,542)	(83,220)
Income tax expense	(85,994,307)	(104,344,638)	(46,177,320)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Net income before taxes	260,505,794	232,803,625	203,208,988
Tax expense at legal rate (27.0%)	(70,336,564)	(62,856,979)	(54,866,427)
Effect of tax rate in other jurisdictions	(854,686)	(2,820,546)	860,745

Permanent differences:
Foreign dividend tax withholding expense and other non-taxable income	(15,253,682)	(11,536,654)	(10,868,055)
Non-deductible expenses	(2,585,111)	(3,622,958)	(2,935,310)
Tax effect on excess tax provision in previous periods	(188,988)	(81,258)	13,250,594
Tax effect of price-level restatement for Chilean companies	(9,929,818)	(33,196,408)	(15,794,098)
Subsidiaries tax withholding expense and other legal tax debits and credits	13,154,542	9,770,165	24,175,231
Adjustments to tax expense	(14,803,057)	(38,667,113)	7,828,362
Tax expense at effective rate	(85,994,307)	(104,344,638)	(46,177,320)
Effective rate	33.0%	44.8%	22.7%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rates
Country	2023	2022	2021
Chile	27.00%	27.00%	27.00%
Brazil	34.00%	34.00%	34.00%
Argentina	35.00%	35.00%	35.00%
Paraguay	10.00%	10.00%	10.00%

10.2        Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	12.31.2023		12.31.2022
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,970,424	(54,058,525)	5,351,293	(58,230,728)
Obsolescence provision	2,231,501	—	1,871,168	—
ICMS exclusion credit	3,241,530	—	2,686,693	—
Employee benefits	8,212,311	(14,382)	5,033,868	(3,348)
Provision for severance indemnity	2,546,033	(94,659)	2,789,893	(42,264)
Tax loss carry forwards (1)	2,142,747	—	5,569,124	—
Tax goodwill Brazil (2)	—	(15,782,005)	—	(9,081,512)
Contingency provision	27,144,927	—	27,145,591	—
Foreign Exchange differences (3)	4,640,723	—	11,478,538	—
Allowance for doubtful accounts	799,274	—	803,608	—
Coca-Cola incentives (Argentina)	—	—	633,919	—
Assets and liabilities for placement of bonds	—	(561,994)	—	(610,594)
Financial expense	—	(2,363,384)	—	(1,894,010)
Lease liabilities	3,665,695	—	1,874,166	—
Inventories	1,706,518	—	1,312,833	—
Distribution rights (4)	—	(161,155,669)	—	(154,669,995)
Prepaid income	4,481,352	—	5,339,265	(8,287)
Spare parts	—	(4,816,189)	—	(4,142,782)
Intangibles	77,752	(5,497,812)	69,395	(7,388,202)
Others	4,301,875	(2,965,088)	5,282,818	(4,520,673)
Subtotal	71,162,662	(247,309,707)	77,242,172	(240,592,395)
Offsetting of deferred tax assets/(liabilities)	(66,839,488)	66,839,488	(74,813,839)	74,813,839
Total assets and liabilities net	4,323,174	(180,470,219)	2,428,333	(165,778,556)
(1)	Tax losses mainly associated with entities in Chile. Tax losses have no expiration date in Chile.
(2)	Difference for tax amortization of Goodwill in Brazil.
(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda., that for tax purposes are recognized when paid.
(4)	Distribution rights arising from business combinations. See Note 15.

Deferred tax account movements are as follows:

Movement	12.31.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	(163,350,223)	(166,596,100)
Increase (decrease) in deferred tax	(31,400,047)	8,090,171
Increase (decrease) due to foreign currency translation(*)	18,603,225	(4,844,294)
Total movements	(12,796,822)	3,245,877
Ending balance	(176,147,045)	(163,350,223)

(*)    Includes IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	12.31.2023	12.31.2022
	ThCh$	ThCh$
Construction in progress	96,126,388	49,169,567
Land	115,737,432	104,906,878
Buildings	356,340,587	337,689,681
Plant and equipment	709,047,901	693,153,093
Information technology equipment	35,069,078	34,992,575
Fixed installations and accessories	43,914,423	69,798,556
Vehicles	81,294,395	75,759,020
Leasehold improvements	420,586	362,243
Rights of use	100,265,151	73,946,435
Other properties, plant and equipment (1)	425,204,655	448,561,681
Total Property, plant and equipment, gross	1,963,420,596	1,888,339,729

Accumulated depreciation of Property, plant and equipment	12.31.2023	12.31.2022
	ThCh$	ThCh$
Buildings	(130,708,389)	(117,237,092)
Plant and equipment	(494,072,229)	(499,070,234)
Information technology equipment	(25,646,570)	(27,257,028)
Fixed installations and accessories	(28,383,356)	(44,057,493)
Vehicles	(48,042,781)	(44,600,066)
Leasehold improvements	(351,552)	(282,057)
Rights of use	(66,973,796)	(53,350,442)
Other properties, plant and equipment (1)	(296,853,112)	(304,264,058)
Total accumulated depreciation	(1,091,031,785)	(1,090,118,470)
Total Property, plant and equipment, net	872,388,811	798,221,259
(1)	The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	12.31.2023	12.31.2022
	ThCh$	ThCh$
Bottles	43,683,655	46,351,209
Marketing and promotional assets (market assets)	72,164,433	70,149,875
Other Property, plant and equipment	12,503,455	27,796,539
Total	128,351,543	144,297,623

11.1     Movements

Movements in Property, plant and equipment are detailed as follows:

						Fixed
						facilities
					IT	and		Leasehold			Property, plant
	Construction in			Plant and	equipment	accessories,		improvements,		Rights-of-use,	and equipment,
	progress	Land	Buildings, net	equipment, net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2023	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
Additions	100,905,107	11,316,009	1,266,472	37,341,985	1,081,074	6,248	3,804,000	22,935	41,756,709	—	197,500,539
Right-of use additions	—	—	—	—	—	—	—	—	—	25,119,021	25,119,021
Disposals	—	—	(6,707)	(292,766)	(1,365)	—	(42,333)	—	(1,431,798)	(174,444)	(1,949,413)
Transfers between items of Property, plant and equipment	(57,285,699)	—	9,985,619	21,285,201	2,279,728	2,148,709	2,511,373	—	18,399,131	675,938	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(9,175,999)	(29,999,476)	(3,048,237)	(1,903,192)	(5,692,021)	(46,176)	(46,855,960)	—	(96,721,061)
Amortization	—	—	—	—	—	—	—	—	—	(11,005,033)	(11,005,033)
Increase (decrease) due to foreign currency translation differences	95,202	(485,959)	(4,295,531)	(2,173,388)	311,883	(3,243,921)	898,032	4,474	(16,326,501)	56,926	(25,158,783)
Other increase (decrease) (2)	3,242,211	504	7,405,755	(5,268,743)	1,063,878	(7,217,840)	613,609	7,615	(11,487,661)	(1,977,046)	(13,617,718)
Total movements	46,956,821	10,830,554	5,179,609	20,892,813	1,686,961	(10,209,996)	2,092,660	(11,152)	(15,946,080)	12,695,362	74,167,552
Ending balance al 12.31.2023	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811
(1)	Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	16,246,384	(6,883,481)	9,362,903
Plant and Equipment	52,431,352	(35,679,624)	16,751,728
IT equipment	1,155,261	(1,030,250)	125,011
Motor vehicles	22,051,973	(15,132,557)	6,919,416
Others	8,380,181	(8,247,884)	132,297
Total	100,265,151	(66,973,796)	33,291,355

Lease liabilities interest expenses at the closing of the period reached ThCh$ 2,616,945

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

						Fixed
				Plant and	IT	facilities and		Leasehold			Property, plant
	Construction			equipment,	equipment,	accessories,		improvements,		Rights-of-use,	and equipment,
	in progress	Land	Buildings, net	net	net	net	Vehicles, net	net	Others	net (1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2022	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127
Additions	75,269,957	—	867,990	21,280,010	922,233	74,995	636,420	10,275	68,730,337	—	167,792,217
Right-of use additions	—	—	—	—	—	—	—	—	—	5,883,061	5,883,061
Disposals	(32,456)	—	(16,174)	(538,429)	(15,105)	—	(4,522)	—	(2,249,837)	(67,398)	(2,923,921)
Transfers between items of Property, plant and equipment	(84,598,804)	159,232	10,014,587	33,485,897	3,487,406	3,384,472	16,037,695	51,403	17,940,342	37,770	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(8,477,029)	(35,372,214)	(2,641,086)	(3,365,827)	(5,524,208)	(68,741)	(49,526,391)	—	(104,975,496)
Amortization	—	—	—	—	—	—	—	—	—	(9,993,249)	(9,993,249)
Increase (decrease) due to foreign currency translation differences	4,263,117	3,461,539	11,105,445	7,324,221	43,790	1,282,713	852,241	10,324	6,450,271	1,235,657	36,029,318
Other increase (decrease) (2)	(2,012,841)	—	3,614,645	(1,748,181)	325,092	1,265,589	(23,272)	(36,364)	(11,200,643)	(153,823)	(9,969,798)
Total movements	(7,111,027)	3,620,771	17,109,464	24,431,304	2,122,330	2,641,942	11,974,354	(33,103)	30,144,079	(3,057,982)	81,842,132
Ending balance al 12.31.2022	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
(1)	Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	6,694,251	(3,452,700)	3,241,551
Plant and Equipment	47,377,683	(33,624,676)	13,753,007
IT Equipment	1,214,851	(1,081,741)	133,110
Motor vehicles	9,395,320	(6,066,615)	3,328,705
Others	9,264,330	(9,124,710)	139,620
Total	73,946,435	(53,350,442)	20,595,993

Lease liabilities interest expenses at the closing of the period reached ThCh$ 2,092,868.

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

						Fixed facilities
				Plant and	IT	and		Leasehold			Property, plant
	Construction			equipment,	Equipment,	accessories,		improvements,		Rights-of-use,	and equipment,
	in progress	Land	Buildings, net	net	net	net	Vehicles, net	net	Other,	net(1)	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2021	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545
Additions	61,100,226	—	3,708,881	19,025,057	1,428,080	12,068	171,420	8,738	47,426,736	—	132,881,206
Right-of use additions	—	—	—	—	—	—	—	—	—	9,070,997	9,070,997
Disposals	(74,476)	—	(276,312)	(277,845)	(3,896)	(11)	(9,573)	—	(3,156,795)	—	(3,798,908)
Transfers between items of Property, plant and equipment	(39,845,790)	—	4,370,826	21,182,049	751,603	606,279	4,771,885	88,345	8,074,803	—	—
Right-of-use transfers	—	—	—	—	—	—	—	—	—	—	—
Depreciation expense	—	—	(7,862,888)	(32,058,439)	(2,219,235)	(3,700,948)	(4,054,092)	(51,774)	(43,651,397)	—	(93,598,773)
Amortization	—	—	—	—	—	—	—	—	—	(8,386,063)	(8,386,063)
Increase (decrease) due to foreign currency translation differences	6,513,216	6,964,382	21,941,520	23,364,406	658,167	3,080,061	2,264,353	8,840	16,399,966	1,759,346	82,954,257
Other increase (decrease) (2)	(5,606,665)	(1)	544,220	(7,373,876)	120,191	5,453,780	(370,177)	(2)	(960,022)	(127,582)	(8,320,134)
Total movements	22,086,511	6,964,381	22,426,247	23,861,352	734,910	5,451,229	2,773,816	54,147	24,133,291	2,316,698	110,802,582
Ending balance at 12.31. 2021	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127
(1) Right of use assets is composed as follows:

		Accumulated
Right-of-use	Gross asset	depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	4,042,921	(2,140,590)	1,902,331
Plant and Equipment	43,450,544	(27,325,328)	16,125,216
IT Equipment	997,458	(750,993)	246,465
Motor vehicles	12,171,762	(7,065,299)	5,106,463
Others	8,954,143	(8,680,643)	273,500
Total	69,616,828	(45,962,853)	23,653,975

Lease liabilities interest expense for the year ended December 31, 2021reached CLP 1,816,506 thousand.

(2) Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1        Accounts receivable:

					12.31.2023		12.31.2022
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	7,371,731	—	10,852,709	—
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	5,071,655	—	2,048,054	—
Foreign	Sorocaba Refrescos	Shareholder related	Brazil	BRL	1,223,699	—	—	—
76.140.057-6	Monster	Associate	Chile	CLP	837,713	—	86,492	—
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	713,006	—	925,189	—
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	403,061	—	745,048	—
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	349,914	108,021	15,444	109,318
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	149,820	—	143,002	—
Foreign	Embotelladoras Bolivianas Unidas S.A.	Shareholder related	Bolivia	USD	40,719	—	—	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	—	—	237,439	—
79.826.410-9	Guallarauco	Associate	Chile	CLP	—	—	8,790	—
Total					16,161,318	108,021	15,062,167	109,318

12.2     Accounts payable:

					12.31.2023		12.31.2022
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	40,159,177	6,007,041	30,998,682	10,354,296
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	25,770,189	—	32,205,880	—
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	9,431,483	—	8,587,487	—
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	6,883,553	—	8,186,248	—
Foreign	Coca-Cola Company	Shareholder	Paraguay	PYG	4,877,061	—	1,690,858	—
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	2,389,283	—	28,910	—
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	2,831,752	—	2,198,317	—
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	1,985,330	—	3,811,908	—
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	602,113	—	1,089,592	—
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	416,073	—	589,127	—
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	307,967	—	232,216	—
Foreign	The Coca-Cola Export Corporation	Shareholder related	Panama	USD	288,001	—	—	—
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	61,155	—	—	—
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	38,797	—	628,842	—
89.996.200-1	Envases del Pacifico S.A.	Shareholder related	Chile	CLP	3,690	—	—	—
Total					96,045,624	6,007,041	90,248,067	10,354,296

12.3        Transactions:

						Accumulated	Accumulated
Taxpayer ID	Company	Relationship	Country	Transaction description	Currency	at 12.31.23	at 12.31.22
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	207,040,438	198,045,624
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services and others	CLP	9,057,004	7,241,918
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Lease of water source	CLP	6,424,479	5,958,076
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	1,025,290	2,738,472
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	35,855	47,262
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	21,103,185	24,441,192
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	32,085,055	33,637,921
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	496,196	2,270,006
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	-	13,914
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	10,830,682	9,391,000
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers/raw materials	CLP	10,981,598	13,360,534
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	74,933,722	79,205,926
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	360,722	585,448
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of raw materials and inputs	CLP	261,983	956,036
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	416,073	589,127
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	6,912,134	5,807,466
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and inputs	CLP	3,690	204,933
94.627.000-8	Parque Arauco S.A	Director related	Chile	Space lease	CLP	143,308	101,981
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	125,212,630	100,199,500
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Sale of water source	BRL	9,750,769	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Lease of water source	BRL	624,871	-
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	109,232,990	159,807,006
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights awards and others	ARS	124,203	3,002,061
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	114,147	96,511
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	130,042	636,938
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	2,799,927	419,515
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Sale of products	CLP	-	93,320
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	555,666	288,264
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	4,296,982	4,306,419
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	565,355	4,128,865
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	674,311	2,107,354
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Marketing services	ARS	49,114	286,488
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	190,060	368,127
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	61,184	781,901
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	12,827,332	12,867,822
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	1,689,356	4,512,714
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	21,192,591	25,440,668
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising services and others	CLP	924,924	2,367,626
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	594,640	619,419
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	401,498	952,699
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	4,396,965	6,776,225
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda.	Equity investee	Brazil	Purchase of products	BRL	3,466,645	2,352,550
33-0520613	Monster Energy Company - USA	Equity investee	U.S.A.	Purchase of advertising material	CLP	175,705	—
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Sale of advertising services and others	CLP	3,561,747	—
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of advertising services and others	CLP	439,520	—
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of finished products	CLP	35,904,599	—
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Purchase of products and others	CLP	230,619	—
Foreign	The Coca-Cola Export Corporation Atlanta	Shareholder related	Chile	Purchase of products and others	CLP	361,873	—

12.4        Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Executive wages, salaries and benefits	10,036,315	8,536,107	7,253,863
Director allowances	1,690,400	1,560,000	1,512,500
Benefits accrued in the last five years and payments during the fiscal year	355,680	269,952	254,240
Total	12,082,395	10,366,059	9,020,603

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Accrued vacation	23,546,649	25,773,244
Participation in profits and bonuses	36,455,454	22,618,562
Severance indemnity	16,289,643	17,409,793
Total	76,291,746	65,801,599

	ThCh$	ThCh$
Current	57,817,800	48,391,806
Non-current	18,473,946	17,409,793
Total	76,291,746	65,801,599

13.1        Severance indemnities

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	17,409,793	14,982,928
Service costs	1,202,371	1,018,080
Interest costs	1,000,018	737,566
Actuarial variations	(1,678,013)	2,905,020
Benefits paid	(1,644,526)	(2,233,801)
Total	16,289,643	17,409,793

13.1.1        Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2023	12.31.2022

Discount rate	2.26%	1.71%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.62%	7.68%
Mortality rate	RV-2020	RV-2020
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

The result of the changes in the severance indemnities resulting from the sensitization of the actuarial assumptions at the valuation date is presented below:

Discount rate sensitivity	ThCh$

Variation in the provision resulting from an increase of up to 100 basis points	(869,321)
Variation in the provision resulting from a decrease of up to 100 basis points	990,697

Salary increase sensitivity	ThCh$

Variation in the provision resulting from an increase of up to 100 basis points	991,833
Variation in the provision resulting from a decrease of up to 100 basis points	(878,906)

13.2        Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Wages and salaries	266,893,173	277,271,540	225,883,645
Employee benefits	83,260,379	71,566,763	53,340,673
Severance benefits	6,290,886	6,052,239	4,163,608
Other personnel expenses	22,037,675	21,305,979	18,134,494
Total	378,482,113	376,196,521	301,522,420

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1Description

Investments in associates are accounted for using the equity method.  Investments in associates are detailed as follows:

						Ownership
			Functional	Investment value		interest
TAXPAYER ID	Name	Country	currency	12.31.2023	12.31.2022	12.31.2023	12.31.2022
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,025,975	23,519,277	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	10,636,778	8,460,307	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,551,253	1,293,219	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	59,875	55,072	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	28,875,351	26,694,836	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	885,062	1,971,055	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	28,764,973	30,350,832	35.00%	35.00%
Total				91,799,267	92,344,598
(1)	In Envases CMF S.A., regardless of the ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.
(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

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

14.2        Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	92,344,598	91,489,194
Dividends declared	(6,232,958)	(4,383,645)
Share in operating income	3,145,106	2,118,728
Other increase (decrease) in investments in associated companies (Impairment in Trop Frutas do Brasil Ltda.)	(1,615,050)	-
Other increase (decrease) in investments in associates*	4,157,571	3,120,321
Ending balance	91,799,267	92,344,598

*Mainly due to foreign exchange rates

The main movement is explained by dividends declared in 2023 and 2022 corresponding to Envases CMF S.A. and Sorocaba Refrescos S.A.

14.3        Reconciliation of share of profit in investments in associates:

Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Share in operating income	3,145,106	2,118,728	4,041,118
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(428,937)	(568,767)	(512,131)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.			42,633
Amortization goodwill preferred rights CCDV S.A.	-	(140,892)	(478,518)
Income statement balance	2,716,169	1,409,069	3,093,102

14.4        Summary financial information of associates:

The tables below reflect the amounts presented in the financial statements of the relevant associates and not the Company’s share of those amounts.

At December 31, 2023

	Envases CMF	Sorocaba Refrescos	Kaik Participaçōes	SRSA Participaçōes	Leão Alimentos e	Trop Frutas do Brasil	Coca Cola del Valle New
	S.A.	S.A.	Ltda.	Ltda.	Bebidas Ltda.	Ltda.	Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	50,693,046	39,392,459	—	24,715	92,747,488	21,186,620	24,548,167
Long term assets	54,127,400	101,420,184	13,704,046	347,922	62,843,154	28,404,343	70,825,265
Total assets	104,820,446	140,812,643	13,704,046	372,637	155,590,642	49,590,963	95,373,432
Short term liabilities	35,045,849	22,951,428	—	222,950	22,924,938	14,104,874	13,188,225
Long term liabilities	27,722,647	46,453,440	34	—	16,678,828	13,212,410	—
Total liabilities	62,768,496	69,404,868	34	222,950	39,603,766	27,317,284	13,188,225
Total Equity	42,051,950	71,407,775	13,704,012	149,687	115,986,876	22,273,679	82,185,207
Total revenue from ordinary activities	92,308,940	—	983,452	146,063	84,624,940	55,434,136	29,385,365
Net income before taxes	5,923,727	58,931,149	983,452	146,063	5,657,251	(2,548,671)	(7,822,534)
Net income after taxes	4,755,373	(1,206,475)	—	146,063	2,529,341	(2,349,151)	(5,101,497)
Other comprehensive income	29,516	9,690,233	—	—	(93,593,890)	(58,242)	—
Total comprehensive income	4,784,889	8,483,758	983,452	146,063	(91,064,549)	(2,407,393)	(5,101,497)

Reporting date (See Note 2.3)	12.31.2023	11.30.2023	11.30.2023	11.302023	11.30.2023	11.30.2023	11.30.2023

At December 31, 2022

	Envases CMF	Sorocaba Refrescos	Kaik Participaçōes	SRSA Participaçōes	Leão Alimentos e	Trop Frutas do Brasil	Coca Cola del Valle New
	S.A.	S.A.	Ltda.	Ltda.	Bebidas Ltda.	Ltda.	Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	63,615,517	41,997,646	—	22,376	77,547,906	22,235,713	26,927,496
Long term assets	52,964,004	89,524,823	11,424,515	317,159	54,195,351	27,128,282	75,247,746
Total assets	116,579,521	131,522,469	11,424,515	339,535	131,743,257	49,363,995	102,175,242
Short term liabilities	45,222,022	21,366,336	—	201,853	16,269,385	14,693,964	9,038,769
Long term liabilities	24,318,944	45,013,681	31	—	11,698,126	12,270,207	5,480,067
Total liabilities	69,540,966	66,380,017	31	201,853	27,967,511	26,964,171	14,518,836
Total Equity	47,038,555	65,142,452	11,424,484	137,682	103,775,746	22,399,824	87,656,406
Total revenue from ordinary activities	97,834,148	(741)	782,772	134,401	65,797,238	45,104,125	25,249,336
Net income before taxes	6,640,224	478,458	782,772	134,401	3,804,172	(5,105,685)	(896,914)
Net income after taxes	5,517,062	243,170	782,772	134,401	1,427,601	(5,067,707)	163,561
Other comprehensive income	—	9,680,320	—	—	1,522	275,534	—
Total comprehensive income	5,517,062	9,923,490	782,772	134,401	1,429,123	(4,792,173)	163,561

Reporting date (See Note 2.3)	12.31.2022	11.30.2022	11.30.2022	11.30.2022	11.30.2022	11.30.2022	12.31.2022

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2023			December 31, 2022
		Accumulated			Accumulated
	Gross	Amortization	Net	Gross	Amortization	Net
Description	value	/Impairment	value	value	/Impairment	value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	667,955,100	(3,078,000)	664,877,100	645,684,416	(1,451,000)	644,233,416
Software	63,828,408	(40,121,558)	23,706,850	56,968,738	(36,205,387)	20,763,351
Water rights	587,432	—	587,432	479,825	(40,723)	439,102
Trademarks indefinite useful life (2)	6,341,107	—	6,341,107	5,741,054	—	5,741,054
Trademarks definite useful life (3)	1,297,378	(891,277)	406,101	1,297,378	(703,388)	593,990
Others	560,183	(552,208)	7,975	507,928	(499,953)	7,975
Total	740,569,608	(44,643,043)	695,926,565	710,679,339	(38,900,451)	671,778,888
(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed. See Note 2.8.

(2)	On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September of that same year, Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.
(3)	Correspond to distribution rights that did not arise from business combinations. These rights are subject to amortization.

Distribution rights	12.31.2023	12.31.2022
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	301,187,149	302,814,149
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and the investments in Sorocaba and Leão Alimentos y Bebidas Ltda.)	182,986,222	165,670,430
Paraguay	178,475,561	172,548,023
Argentina (North and South)	2,228,168	3,200,814
Total	664,877,100	644,233,416

The movement and balances of identifiable intangible assets are detailed as follows:

	December 31, 2023
				Trademarks	Trademarks
	Distribution			indefinite	definite
	rights	Software	Water rights	useful life	useful life	Others
Description							Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	644,233,416	20,763,351	439,102	5,741,054	593,990	7,975	671,778,888
Additions	—	8,984,225	148,330	—	—	—	9,132,555
Amortization	—	(4,857,341)	—	—	(187,889)	—	(5,045,230)
Impairment (2)	(1,627,000)	—	—	—	—	—	(1,627,000)
Other increases (decreases) (1)	22,270,684	(1,183,385)	—	600,053	—	—	21,687,352
Ending balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565

	December 31, 2022
				Trademarks	Trademarks
	Distribution			indefinite	definite
	rights	Software	Water rights	useful life	useful life	Others
Description							Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	640,056,747	13,064,962	422,221	5,297,760	781,878	7,975	659,631,543
Additions	—	12,020,412	16,881	—	—	—	12,037,293
Amortization	—	(4,208,798)	—	—	(187,888)	—	(4,396,686)
Impairment	—	—	—	—	—	—	—
Other increases (decreases) (1)	4,176,669	(113,225)	—	443,294	—	—	4,506,738
Ending balance	644,233,416	20,763,351	439,102	5,741,054	593,990	7,975	671,778,888
(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.
(2)	The rights in Chile related to AdeS were provisioned for impairment according to the annual tests performed. See Note 2.8.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

		Foreign currency
Cash Generating Unit	01.01.2023	translation differences	12.31.2023
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	66,941,508	6,890,007	73,831,515
Argentine operation	46,254,831	(14,061,746)	32,193,085
Paraguayan operation	7,324,560	251,619	7,576,179
Total	129,023,922	(6,920,120)	122,103,802

		Foreign currency
Cash Generating Unit	01.01.2022	translation differences	12.31.2022
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	61,851,449	5,090,059	66,941,508
Argentine operation	39,976,392	6,278,439	46,254,831
Paraguayan operation	7,712,036	(387,476)	7,324,560
Total	118,042,900	10,981,022	129,023,922

		Foreign currency translation differences
		where functional currency is different from
Cash Generating Unit	01.01.2021	presentation currency	12.31.2021
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	8,503,023
Brazilian operation	56,001,413	5,850,036	61,851,449
Argentine operation	27,343,642	12,632,750	39,976,392
Paraguayan operation	6,477,515	1,234,521	7,712,036
Total	98,325,593	19,717,307	118,042,900

17  – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	1,500,909	688,800	13,403,691	13,366,211
Bonds payable, net (1) (Note 17.2)	27,479,415	340,767,980	953,660,440	763,368,160
Bottle guaranty deposits	12,632,184	16,427,144	—	—
Derivative contract liabilities (Note 17.3)	1,458,210	2,317,577	52,449,925	112,175,058
Lease liabilities (Note 17.4.1 - 2)	9,926,283	7,100,579	24,811,777	15,892,629
Total	52,997,001	367,302,080	1,044,325,833	904,802,058

(1) Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

	Book value	Fair value	Book value	Fair value
Current	12.31.2023	12.31.2023	12.31.2022	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	303,683,683	303,683,683	291,681,987	291,681,987
Financial assets at fair value (1)	842,906	842,906	170,206,554	170,206,554
Trade debtors and other accounts receivable (2)	296,883,937	296,883,937	279,770,286	279,770,286
Accounts receivable related companies (2)	13,192,740	13,192,740	15,062,167	15,062,167
Bank liabilities (2)	1,500,909	1,465,732	688,800	767,468
Bonds payable (2)	27,479,415	26,931,768	340,767,980	339,666,507
Bottle guaranty deposits (2)	12,632,186	12,632,186	16,427,144	16,427,144
Forward contracts liabilities (see Note 22) (1)	1,458,210	1,458,210	2,317,577	2,317,577
Leasing agreements (2)	9,926,283	9,926,283	7,100,579	7,100,579
Accounts payable (2)	428,911,984	428,911,984	384,801,630	384,801,630
Accounts payable related companies (2)	94,821,925	94,821,925	90,248,067	90,248,067

	Book value	Fair value	Book value	Fair value
Non-Current	12.31.2023	12.31.2023	12.31.2022	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	78,988,714	78,988,714	75,297,737	75,297,737
Non-current accounts receivable (2)	371,401	371,401	539,920	539,920
Accounts receivable related companies (2)	108,021	108,021	109,318	109,318
Bank liabilities (2)	13,403,691	13,403,691	13,366,211	13,921,569
Bonds payable (2)	953,660,440	894,107,588	763,368,160	729,602,210
Leasing agreements (2)	24,811,777	24,811,777	15,892,629	15,892,629
Non-current accounts payable (2)	2,392,555	2,392,555	3,015,284	3,015,284
Derivative contracts liabilities (see Note 22) (1)	52,449,925	52,449,925	112,175,058	112,175,058
Accounts payable related companies (2)	6,007,041	6,007,041	10,354,296	10,354,296
(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1 Bank liabilities

17.1.1     Bank liabilities, current

									Maturity		Total
Indebted Entity			Creditor Entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	12.31.2023	12.31.2022
									ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	34,460	—	34,460	28,683
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	—	186,233	186,233	53,350
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	—	56,529	56,529	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	657,036	—	657,036	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	535,951	—	535,951	585,560
Foreign	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	USD	At maturity	0.18%	30,700	—	30,700	21,207
Total											1,500,909	688,800

17.1.2     Bank liabilities, non-current

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2023
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	—	—	4,000,000	—	—	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	—	4,500,000	—	—	—	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	—	4,903,691	—	—	—	4,903,691
													Total	13,403,691

17.1.3     Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2022
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	—	—	4,000,000	—	—	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	—	4,500,000	—	—	—	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	—	4,866,211	—	—	—	4,866,211
													Total	13,366,211

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2     Bond obligations

On September 20, 2023, the Company issued corporate bonds in the Swiss public market for CHF 170 million. The bond consisted of a 5 - year issue with bullet structure and an annual coupon of 2.7175%. Simultaneously, derivatives (Cross Currency Swaps) have been contracted through our subsidiary in Brazil (Rio de Janeiro Refrescos) to hedge 100% of the financial obligations of the bond that are denominated in Swiss francs by redenominating such liabilities to Brazilian reais.

At the end of September 2023, Andina made the principal payment of US$365 million of Senior Notes format 144A/RegS, corresponding to 100% of the debt originally placed on January 1, 2013.

	Current		Non-current		Total
Composition of bonds payable	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds face value[1]	28,170,013	341,478,129	961,723,115	769,765,783	989,893,128	1,111,243,912

1 Gross amounts do not include issuance expenses and discounts related to issuance.

17.2.1     Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market . A detail of these instruments is presented below:

		Current nominal	Adjustment	Interest	Final	Interest	Current		Non-current
Bonds	Series	amount	unit	rate	maturity	payment	12.31.2023	12.31.2022	12.31.2023	12.31.2022
							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	969,219	UF	6.50%	12.01.2026	Semiannually	11,660,222	10,513,470	18,669,905	28,795,438
CMF Registration 641 08.23.2010	C	1,090,909	UF	4.00%	08.15.2031	Semiannually	5,612,839	5,427,888	35,117,116	38,302,888
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.80%	08.16.2034	Semiannually	2,062,069	1,967,995	147,157,440	140,443,920
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	1,366,861	1,304,513	110,368,102	105,332,951
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2039	Semiannually	1,536,949	1,491,144	209,699,352	200,132,586
U.S. Bonds 2023 10.01.2013	—	365,000,000	USD	5.00%	10.01.2023	Semiannually	—	316,293,761	—	—
U.S. Bonds 2050 01.01.2020	—	300,000,000	USD	3.95%	01.21.2050	Semiannually	4,590,627	4,479,358	263,136,000	256,758,000
Swiss Bond 2023	—	170,000,000	CHF	2.7175%	09.20.2028	Annual	1,340,446	—	177,575,200	—
						Total	28,170,013	341,478,129	961,723,115	769,765,783

17.2.2     Non-current maturities

		Year of maturity				Total Non-
		More than 1	More than 2	More than 3		current
	Series	up to 2	up to 3	up to 4	More than 5	12.31.2023
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	12,249,648	6,420,257	—	—	18,669,905
CMF Registration 641 08.23.2010	C	5,016,730	5,016,731	5,016,731	20,066,924	35,117,116
CMF Registration 760 08.20.2013	D	—	—	—	147,157,440	147,157,440
CMF Registration 760 04.02.2014	E	—	—	—	110,368,102	110,368,102
CMF Registration 912 10.10.2018	F	—	—	—	209,699,352	209,699,352
U.S. Bonds 2050 01.21.2020	—	—	—	—	263,136,000	263,136,000
Swiss Bond 2023 09.20.2023	—	—	—	—	177,575,200	177,575,200
Total	—	17,266,378	11,436,988	5,016,731	928,003,018	961,723,115

17.2.3     Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	S&P Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4     Restrictions

17.2.4.1  Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2  Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

12.31.2023
ThCh$
Average net financial debt last 4 quarters	671,538,372
Net financial debt	647,364,644
Unencumbered assets	2,813,063,535
Total unsecured liabilities	1,920,451,919
EBITDA LTM	443,666,843
Net financial expenses LTM	34,513,707

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

●	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”. “Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of December 31, 2023 , this ratio was 1.51 times.

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

As of December 31, 2023, this ratio was 1.46 times.

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

“Consolidated Net Financial Liabilities” will be considered as the result of: /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

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

As of December 31, 2023, this ratio was 1.51 times.

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

As of December 31, 2023, this ratio was 1.46 times.

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

As of December 31, 2023, Net Financial Coverage was 12.85 times.

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

"Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of December 31, 2023, this ratio was 1.51 times.

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

As of December 31, 2023, this ratio was 1.46 times.

●	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.
●	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) ”Depreciation”; plus (vi) ”Intangibles Amortization”.

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

●	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

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

As of December 31, 2023, this ratio was 1.51 times.

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

As of December 31, 2023, this ratio was 1.46 times.

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

As of December 31, 2023, the Company complies with all financial covenants.

17.3     Derivative contract obligations

Please see details in Note 22.

17.4 Liabilities for leasing agreements

17.4.1     Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Type of	Nominal	Up to	90 days and up to	At	At
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	12.31.2023	12.31.2022
								ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	318,556	1,016,205	1,334,761	1,069,428
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	124,735	393,518	518,253	121,291
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real Estate	Brazil	BRL	Monthly	8.10%	160,994	380,117	541,111	155,613
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	3.50%	80,753	242,258	323,011	299,362
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	88,718	266,155	354,873	497,308
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	ARS	Monthly	50.00%	349,588	455,536	805,124	622,574
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	19,369	57,400	76,769	123,253
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	ARS	Monthly	12.00%	78,364	175,671	254,035	—
Vital Jugos S.A.	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	5.49%	155,549	471,198	626,747	588,820
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	39.22%	32,709	90,988	123,697	—
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	7.50%	—	—	—	998,501
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	11.24%	262,042	736,459	998,501	—
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	3.86%	603,428	—	603,428	—
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	5.56%	—	—	—	602,887
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	—	128,214	128,214	118,883
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	82,787	242,318	325,105	—
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	20,389	55,293	75,682	—
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	—	—	—	177,802
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.45%	118,598	79,957	198,555	—
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	248,800	757,225	1,006,025	932,903
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	187,889	575,368	763,257	—
Transporte Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	—	-		309,440
Transporte Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	85,954	264,920	350,874	—
Red de Transportes Comerciales Ltda	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	125,260	393,001	518,261	—
Red de Transportes Comerciales Ltda	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	—	—	—	482,514
									Total	9,926,283	7,100,579

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2    Non-current liabilities for leasing agreements

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Type	2 years	2 years	3 years	4 years	5 years	5 years	12.31.2023
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,508,279	1,704,356	1,925,922	2,176,292	586,918	7,901,767
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	572,983	633,670	700,981	775,654	1,514,109	4,197,397
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real Estate	Brazil	BRL	Monthly	8.10%	351,697	316,738	166,992	—	—	835,427
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	298,867	34,834	32,714	—	—	366,415
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	473,164	236,582	473,164	236,582	325,300	1,744,792
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	ARS	Monthly	50.00%	3,505	1,752	—	—	—	5,257
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	USD	Monthly	12.00%	391,171	195,586	329,479	164,740	1,009,031	2,090,007
Embotelladora del Atlántico S.A.	Argentina	O-E	Systems	Argentina	USD	Monthly	12.00%	30,877	15,438	—	—	—	46,315
Vital Jugos S.A.	Chile	O-E	De Lage Landen Chile S.A	Chile	USD	Monthly	5.49%	166,326	—	—	—	—	166,326
Vital Jugos S.A.	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	39.22%	215,369	107,685	238,039	119,019	446,054	1,126,166
Transportes Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	40,226	20,113	—	—	—	60,339
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	631,973	315,986	—	—	—	947,959
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	1,082,507	541,253	1,124,173	562,085	—	3,310,018
Red de Transportes Comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	235,140	117,569	—	—	—	352,709
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	51,013	25,506	—	—	—	76,519
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	484,434	242,217	495,328	247,664	—	1,469,643
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	76,480	38,241	—	—	—	114,721
												Total	24,811,777

17.4.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2022
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,208,453	1,365,552	1,543,074	1,743,674	2,501,730	8,362,483
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	130,569	140,558	151,311	162,886	409,959	995,283
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	57,105	8,702	—	—	—	65,807
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	292,445	270,586	31,538	29,618	—	624,187
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	—	842,297	—	513,737	335,293	1,691,327
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	—	136,139	—	—	—	136,139
VJ S.A.	Chile	Foreign	De Lage Landen Chile S.A	Chile	USD	Monthly	12.16%	769,982	—	—	—	—	769,982
Transportes Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	—	355,952	—	—	—	355,952
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	—	195,393	—	—	—	195,393
Red de Transportes Comerciales Ltda.	Chile	76.390.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	—	831,235	—	—	—	831,235
Transportes Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	—	1,864,841	—	—	—	1,864,841
												Total	15,892,629

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18  – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable are detailed as follows:

Classification	12.31.2023		12.31.2022
	ThCh$		ThCh$
Current	428,911,984		384,801,630
Non-current	2,392,555		3,015,284
Total	431,304,539		387,816,914

Item	12.31.2023		12.31.2022
	ThCh$		ThCh$
Trade accounts payable	296,701,188		298,298,731
Withholding tax	74,435,775		60,738,656
Others (1)	60,167,576	(1)	28,779,527
Total	431,304,539		387,816,914

(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga ("CBI"). See Note 6 for further information.

19  – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1        Balances

The composition of provisions is as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Litigation (1)	54,801,896	48,695,427
Total	54,801,896	48,695,427

Current	1,314,106	1,591,644
Non-current	53,487,790	47,103,783
Total	54,801,896	48,695,427
(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	12.31.2023	12.31.2022
	ThCh$	ThCh$
Tax contingencies	29,637,064	27,339,444
Labor contingencies	13,200,665	11,374,753
Civil contingencies	11,964,167	9,981,230
Total	54,801,896	48,695,427

19.2        Movements

The movement of principal provisions over litigation is detailed as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Opening balance at January 1st	48,695,427	57,412,406
Additional provisions	—	48,639
Increase (decrease) in existing provisions	6,635,882	6,359,467
Used provision (payments made charged to the provision)	(4,139,270)	(3,108,988)
Reversal of unused provision*	—	(15,654,522)
Increase (decrease) due to foreign exchange rate differences	3,609,857	3,638,425
Total	54,801,896	48,695,427

(*) During 2022, the provision constituted by a defendant of the Government of the State of Rio de Janeiro related to the Advertising Contract was reversed. This is due to a review of the balances involved where the amounts claimed are reduced in favor of Rio de Janeiro Refrescos Ltda.

20  – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current non-financial liabilities at each reporting period end are detailed as follows:

	Current			Non-current
Description	12.31.2023		12.31.2022	12.31.2023	12.31.2022
	ThCh$		ThCh$	ThCh$	ThCh$
Dividends payable	32,081,207		29,042,469	—	—
Other	10,291,953	(1)	13,251,991	2,506,795	29,589,051
Total	42,373,160		42,294,460	2,506,795	29,589,051
(1)	Corresponds to prepayment from Coca-Cola de Chile S.A. for a marketing co-participation plan for the penetration of market equipment, which will be developed in the short term.

21  – EQUITY

21.1        Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2023	2022
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1     Capital:

	Paid-in and subscribed capital
Series	2023	2022
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2     Rights of each series:

●	Series A: Elect 12 of the 14 Directors.
●	Series B: Receive an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2        Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2023, shareholders agreed to pay out of the 2022 earnings a final dividend additional  to the 30% required by Chile’s Law on Corporations and an eventual final dividend, which were paid on May 9, 2023 and May 26, 2023, respectively.

The dividends declared and/or paid per share are presented below:

Approval-Payment		Dividend	Profits imputable	CLP	CLP
Periods		type	to dividends	Series A	Series B
04.15.2021	05.28.2021	Final	2020 Earnings	26.00	28.60
04.15.2021	08.27.2021	Additional	2020 Earnings	26.00	28.60
09.28.2021	10.29.2021	Interim	2021 Earnings	29.00	31.90
12.21.2021	01.28.2022	Interim	2021 Earnings	29.00	31.90
04.13.2022	04.26.2022	Final	Accumulated Earnings	189.00	207.9
07.27.2022	08.26.2022	Interim	2022 Earnings	29.00	31.90
09.28.2022	10.28.2022	Interim	2022 Earnings	29.00	31.90
12.27.2022	01.27.2023	Interim	2022 Earnings	29.00	31.90
04.20.2023	05.09.2023	Final	2022 Earnings	29.00	31.90
04.20.2023	05.26.2023	Final	Accumulated earnings	50.00	55.00
07.25.2023	08.25.2023	Interim	2023 Earnings	29.00	31.90
09.27.2023	10.26.2023	Interim	2023 Earnings	29.00	31.90
12.28.2023	01.25.2024	Interim	2023 Earnings	32.00	35.20

21.3        Other reserves

The balance of other reserves includes the following:

Concept	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520	421,701,520
Foreign currency translation reserves	(556,832,899)	(495,483,366)	(441,580,088)
Cash flow hedge reserve	(24,064,386)	(62,344,501)	50,603,698
Reserve for employee benefit actuarial gains or losses	(6,013,183)	(7,776,316)	(4,885,926)
Legal and statutory reserves	5,435,538	5,435,538	5,435,538
Other	6,014,568	6,014,568	6,014,568
Total	(153,758,842)	(132,452,557)	37,289,310

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

21.3.3     Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial gains or losses that according to IAS 19 amendments must be carried to other comprehensive income.

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

Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Brazil	(106,141,988)	(140,762,397)	(167,447,389)
Argentina	(464,946,783)	(360,988,849)	(294,696,228)
Paraguay	14,255,872	6,267,880	20,563,529
Total	(556,832,899)	(495,483,366)	(441,580,088)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Brazil	34,620,409	26,684,992	36,210,003
Argentina	(103,957,934)	(66,292,621)	(3,363,826)
Paraguay	7,987,992	(14,295,649)	43,070,221
Total	(61,349,533)	(53,903,278)	75,916,398

21.3.6     Consolidated statements of comprehensive income

The detail of the comprehensive income and expense for the periods ended on the dates indicated below, is detailed as follows:

	Gross
Balance as of 2023	Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash Flow for hedge (1)	52,472,352	(14,183,004)	38,289,348
Exchange rate translation differences (1)	(98,844,581)	37,650,601	(61,193,980)
Benefit related to defined benefit plans	2,381,650	(643,045)	1,738,605
Total Comprehensive income as of December 31, 2022	(43,990,579)	22,824,552	(21,166,027)

	Gross
Balance as of 2022	Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash Flow for hedge (1)	(155,206,655)	42,276,806	(112,929,849)
Exchange rate translation differences (1)	(78,009,918)	23,777,899	(54,232,019)
Benefit related to defined benefit plans	(3,960,084)	1,069,223	(2,890,861)
Total Comprehensive income as of December 31, 2022	(237,176,657)	67,123,928	(170,052,729)

	Gross
Balance as of 2021	Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash Flow for hedge (1)	104,232,055	(28,944,992)	75,287,063
Exchange rate translation differences (1)	98,973,862	(22,103,267)	76,870,595
Benefit related to defined benefit plans	(357,840)	96,617	(261,223)
Total Comprehensive income as of December 31, 2021	202,848,077	(50,951,642)	151,896,435

(1)These concepts will be reclassified to the statements of income when it is settled.

The movement of comprehensive income and expense is as follows:

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2023:	Hedge	Differences	benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	52,393,210	(98,844,581)	6,374,693
Deferred taxes	(14,113,095)	37,650,601	(1,721,167)
Reclassification to the result by function	9,233	—	—
Remeasurement of defined benefit plan	—	—	(2,914,921)
Total Changes in Equity	38,289,348	(61,193,980)	1,738,605
Equity attributable to owners of the parent	38,280,115	(61,349,533)	1,763,133
Non-Controlling interests	9,233	155,553	(24,528)
Total Changes in equity as of December 31, 2023	38,289,348	(61,193,980)	1,738,605

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2022:	Hedge	Differences	benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	(155,007,121)	(78,009,918)	(3,617,931)
Deferred taxes	43,070,637	23,777,899	976,841
Reclassification to the result by function	(993,365)	—	—
Remeasurement of defined benefit plan	—	—	(249,771)
Total Changes in Equity	(112,929,849)	(54,232,019)	(2,890,861)
Equity attributable to owners of the parent	(112,948,199)	(53,903,278)	(2,890,390)
Non-Controlling interests	18,350	(328,741)	(471)
Total Changes in equity as of December 31, 2022	(112,929,849)	(54,232,019)	(2,890,861)

			Benefit related
	Cash Flow	Exchange rate	to defines
As of December 31, 2021:	Hedge	Differences	benefit plans
	ThCh$	ThCh$	ThCh$
Increase (decrease)	102,529,128	98,973,862	3,026,996
Deferred taxes	(28,469,748)	(22,103,267)	(817,289)
Reclassification to the result by function	1,227,683	—	—
Remeasurement of defined benefit plan	—	—	(2,470,930)
Total Changes in Equity	75,287,063	76,870,595	(261,223)
Equity attributable to owners of the parent	75,323,231	75,916,398	(222,733)
Non-Controlling interests	(36,168)	954,197	(38,490)
Total Changes in equity as of December 31, 2021	75,287,063	76,870,595	(261,223)

21.4        Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling Interests
	Ownership %			Shareholders’ Equity			Income
				December	December	December	December	December	December
Details	2023	2022	2021	2023	2022	2021	2023	2022	2021
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	0.0171	23,516	36,451	33,794	4,067	6,410	3,463
Andina Empaques Argentina S.A.	0.0209	0.0209	0.0209	2,735	4,346	3,761	(243)	(5)	326
Paraguay Refrescos S.A.	2.1697	2.1697	2.1697	6,421,855	6,177,360	6,331,726	1,023,763	988,416	885,010
Vital S.A.	35.0000	35.0000	35.0000	9,518,527	8,848,927	8,056,551	579,391	923,228	499,923
Vital Aguas S.A.	33.5000	33.5000	33.5000	2,391,066	2,216,115	2,041,837	168,407	198,195	130,522
Envases Central S.A.	40.7300	40.7300	40.7300	7,491,638	6,669,936	5,738,008	758,514	999,807	750,192
Re-Ciclar S.A.*	40.0000	40.0000	40.0000	8,845,550	4,189,373	3,064,078	536,178	(154,706)	64,082
Total				34,694,887	28,142,508	25,269,755	3,070,077	2,961,345	2,333,518

The following tables presents summarized information regarding the Company´s subsidiaries that have non-controlling interest:

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
	S.A.	S.A.	S.A.	S.A	S.A.	Central S.A.	S.A.
December 31,2023	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	79,240,262	9,149,013	81,710,657	29,670,457	7,064,594	20,446,648	6,613,813
Total non-current assets	186,371,255	9,397,856	277,112,895	19,914,658	5,272,662	21,015,727	26,500,107
Total current liabilities	105,077,757	4,907,443	44,297,696	20,549,744	5,061,919	16,775,490	1,596,354
Total non-current liabilities	22,626,937	561,677	18,552,180	1,839,580	137,827	6,293,557	9,403,691
Net sales	445,970,004	22,146,635	223,840,648	80,683,367	22,338,380	92,778,313	—
Net Income	23,848,440	(1,388,032)	47,183,699	1,655,403	502,706	1,862,293	1,340,445

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
	S.A.	S.A.	S.A.	S.A	S.A.	Central S.A.	S.A.
December 31,2022	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	132,214,927	16,481,794	72,297,644	27,190,771	7,326,742	22,918,372	14,595,558
Total non-current assets	243,866,619	11,897,459	269,314,097	19,346,711	5,516,881	22,057,335	5,626,492
Total current liabilities	138,653,369	6,679,478	40,454,954	20,026,609	6,073,685	21,712,326	382,408
Total non-current liabilities	23,668,595	915,427	16,451,513	1,228,226	154,669	6,887,495	9,366,211
Net sales	664,003,032	37,915,166	212,339,131	85,067,864	22,026,721	100,227,739	—
Net Income	37,589,788	(25,095)	45,554,603	2,637,795	591,626	2,454,710	(386,764)

		Andina
	Embotelladora	Empaques	Paraguay
	Del Atlantico	Argentina	Refrescos	VJ	Vital Aguas	Envases	Re-Ciclar
	S.A.	S.A.	S.A.	S.A	S.A.	Central S.A.	S.A.
December 31,2021	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	107,589,399	13,197,912	64,121,536	25,441,586	5,575,990	17,976,170	4,135,677
Total non-current assets	209,051,488	11,865,984	279,148,198	16,832,859	5,789,335	20,945,892	3,560,269
Total current liabilities	98,942,717	6,210,788	34,207,817	17,498,997	4,934,841	20,091,524	35,751
Total non-current liabilities	19,520,634	868,253	17,242,154	1,756,730	335,449	4,742,707	-
Net sales	517,466,510	30,750,914	169,216,180	64,513,412	16,005,176	77,475,816	-
Net Income	20,307,709	1,558,476	40,788,801	1,428,350	389,619	1,841,867	160,195

21.5        Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2023
	SERIES A	SERIES B	TOTAL
Net income attributable to owners of the parent (CLP 000’s)	81,639,457	89,801,954	171,441,410
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	172.49	189.74	181.12

Earnings per share	12.31.2022
	SERIES A	SERIES B	TOTAL
Net income attributable to owners of the parent (CLP 000’s)	59,761,287	65,736,355	125,497,642
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	126.27	138.89	132.58

Earnings per share	12.31.2021
	SERIES A	SERIES B	TOTAL
Net income attributable to owners of the parent (CLP 000’s)	73,666,409	81,031,741	154,698,150
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	155.65	171.21	163.43

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

As of December 31, 2023, the Company holds the following derivative instruments:

22.1Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, associated with local Bonds (Chile)

As of December 31, 2023, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 8,911,035 (UF 9,340,963 as of December 31, 2022), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset as of December 31, 2023 of CLP 71,053,190 thousand (CLP 75,297,737 thousand as of December 31, 2022) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A. and Switzerland)

As of December 31, 2023, the Company has derivative contracts to secure obligations with the public issued in U.S. dollars for USD 300 million, to convert these obligations into Chilean pesos indexed by the Consumer Price Index (UF) maturing in 2050. Additionally, there are derivative contracts to secure obligations with the public issued in Swiss francs for an amount of CHF 170 million to convert this obligation into Brazilian reais maturing in 2028.

The valuation of the first contract at fair value results in a non-current liability of ThCh$ 52,449,925, as of December 31, 2023 (non-current liability of ThCh$ 112,175,058 as of December 31, 2022), while the valuation of the second contract at fair value results in a non-current asset of ThCh$ 7,935,525, as of the closing date of the financial statements.

In September, given that the international bond for USD 365 million matured, the corresponding derivatives used to redenominate the conditions from dollars to reais also matured and the contract was extinguished.

22.2        Forward currency transactions expected to be very likely

During 2023 and 2022, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP, EUR/CLP and USD/PYG. As of December 31, 2023, outstanding contracts amount to USD 87.4 million (USD 80.2 million as of December 31, 2022).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

22.3 Fair value hierarchy

As of December 31, 2023, the Company held assets for derivative contracts for CLP 80,083,558 thousand (CLP 245,504,291 thousand as of December 31, 2022) - the decrease is explained by the liquidation of the Cross Currency Swaps related to the international bond for USD 365 million that matured in September 2023 - and held liabilities for derivative contracts for CLP 53,908,135 thousand (CLP 114,492,635 thousand as of December 31, 2022).

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

	Fair Value Measurement at December 31, 2023
	Quoted prices in
	active markets for
	identical assets or	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	—	1,094,844	—	1,094,844
Other non-current financial assets	—	78,988,714	—	78,988,714
Total assets	—	80,083,558	—	80,083,558
Liabilities
Other current financial liabilities	—	1,458,210	—	1,458,210
Other non-current financial liabilities	—	52,449,925	—	52,449,925
Total Liabilities	—	53,908,135	—	53,908,135

	Fair Value Measurement at December 31, 2022
	Quoted prices in
	active markets for
	identical assets or	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	—	170,206,554	—	170,206,554
Other non-current financial assets	—	75,297,737	—	75,297,737
Total assets	—	245,504,291	—	245,504,291
Liabilities
Other current financial liabilities	—	2,317,577	—	2,317,577
Other non-current financial liabilities	—	112,175,058	—	112,175,058
Total Liabilities	—	114,492,635	—	114,492,635

23  – LITIGATION AND CONTINGENCIES

23.1        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 490,108 thousand (CLP 1,397,149 thousand as of December 31, 2022). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 163,056 thousand to guaranty judicial liabilities.
2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 52,997,682 thousand (CLP 45,706,634 thousand as of December 31, 2022). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 25,845,561 thousand (CLP 23,260,412 thousand as of December 31, 2022).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,935,447,459, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.19%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,445,482,207 as of December 31, 2023.

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

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 576,058,893 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 124,076,338.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 539,864,314 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 960,575,248, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,267,215 thousand (CLP 1,552,353 thousand as of December 31, 2022). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.
4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 46,891 thousand (CLP 39,291, thousand as of December 31, 2022). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2        Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

			Committed assets		Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2023	12.31.2022
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	169,150	98,170
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Other non-current financial assets	1,125,595	1,056,320
Mall Plaza	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	666,024	330,298
Metro S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	22,222	21,207
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	299,464	142,901
Lease agreement	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	96,299	103,711
Others	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	59,468	14,183
Several retail	Vending	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	—	61,395
Several retail	Transportes Refrescos	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	—	693
Several retail	Transportes Polar	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	17,656	22,235
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,100,709	6,605,781
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,485,574	6,457,702
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant & equipment	11,259,278	10,196,929
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	22	97
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	33	145
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	23	104
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	434	2,428
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,395	10,664
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	97	431
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	14,979	66,697
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	195	870
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	94	139
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	265	1,180
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	—	541
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	13,604	60,575
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,441	10,870
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,139	1,932
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	271	1,208
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	25,920	4,784
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,074	125,683
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	5,332	4,965
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	1,077	1,113
Stefano Szwao Giacomelli	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	2,892	—

Guarantees that do not commit assets recognized in the Financial Statements:

			Committed assets		Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2023	12.31.2022
					ThCh$	ThCh$
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	2,681,242	1,936,493
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	11,245,798	7,616,498
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	223,415,663	186,607,491
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	108,317,724	117,027,313
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,623,490	3,280,603
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,369,766	3,423,715
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	658,369	3,791
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	3,886	880,984

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

Interest Rate Risk

As of December 31, 2023, the Company maintains all of its debt obligations denominated in fixed rates in order to avoid fluctuations in financial expenses resulting from an increase in interest rates.

The Company's indebtedness corresponds to six bonds in the Chilean local market at fixed rates, which currently have an outstanding balance of UF14.61 million denominated in Unidades de Fomento ("UF"), a debt indexed to inflation in Chile (the Company's sales are correlated to the variation of the UF). Of the total bonds, five are redenominated through derivatives to Chilean Pesos (CLP) in their rate and notional value, maintaining the structure of the bond.

On the other hand, the Company has indebtedness in the international market through a USD 300 million fixed-rate 144A/RegS bond issued in the US, which has been redenominated through derivatives to Unidades de Fomento ("UF", Chilean pesos indexed to inflation) in its rate and nominal value, maintaining the structure of the bond. Additionally, in September 2023 a bond was issued in the Swiss market for an amount of CHF 170 million at a fixed rate [CHF], which has been redenominated, through derivatives, to Brazilian reais (BRL) in its rate and notional value, maintaining the structure of the bond.

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

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal to or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.
ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.
iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The Company is exposed to three types of risk caused by exchange rate volatility in the countries where it operates:

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

The Company evaluates the fluctuations of the currencies used in the Operations (local currencies) with respect to the presentation currency of the financial statements through a sensitivity analysis on total assets, total liabilities and net equity in local currency.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Exchange rate variation at reporting date	2.5%	10.4%	-77.5%	3.4%

		Brazil	Argentina	Paraguay
		ThCh$	ThCh$	ThCh$
Total assets		927,776,536	278,756,092	358,890,168
Total liabilities		585,533,955	130,843,061	62,849,876
Net investment		342,242,581	147,913,031	296,040,292
Share on income		28.5%	17.5%	8.5%

		BRL/CLP	ARS/CLP	PGY/CLP
-10% variation impact on currency translation		-1.0%	-79.6%	-6.9%

Variation impact on results		(6,181,422)	(716,469)	(4,289,427)
Variation impact on equity		(35,380,729)	(13,446,639)	(29,690,059)

The above scenario represents the exchange rate sensitivity of minus 10% over the actual exchange rates at the reporting date, impacting the translation of local currencies to the presentation currency of the Group's financial statements, and how it would impact the results and equity of the different Operations.

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

Commodities risk

The Company is subject to the risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

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

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

As of December 31, 2023	Payments on the year of maturity
		More than 1	More than 2	More than 3
Item	1 year	up to 2	up to 3	up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	1,500,909	—	13,485,024	—	—
Bonds payable	50,498,809	50,300,105	43,475,786	36,651,452	1,348,382,985
Lease obligations	9,322,855	4,988,159	4,759,010	2,689,598	6,891,131
Contractual obligations (1)	37,520,505	112,608,432	18,110,929	18,094,401	3,491,360
Total	98,843,078	167,896,696	79,830,749	57,435,451	1,358,765,476

As of December 31, 2022	Payments on the year of maturity
		More than 1	More than 2	More than 3
Item	1 year	up to 2	up to 3	up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	741,228	-	4,081,333	-	-
Bonds payable	340,767,980	15,765,142	16,478,664	10,915,215	720,209,139
Lease obligations	7,100,579	2,854,106	5,615,704	6,887,353	535,465
Contractual obligations (1)	127,611,501	39,242,308	5,973,129	5,339,005	4,950,895
Total	476,221,288	57,861,556	32,148,830	23,141,573	725,695,499

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

25  – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2023	01.01.2022	01.01.2021
Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Direct production costs	(1,346,516,486)	(1,388,536,599)	(1,192,363,804)
Payroll and employee benefits	(378,482,113)	(376,196,521)	(301,522,420)
Transportation and distribution	(211,998,332)	(224,190,549)	(174,253,526)
Advertisement	(35,831,757)	(26,575,951)	(28,475,957)
Depreciation and amortization	(112,771,324)	(119,365,431)	(104,775,303)
Repairs and maintenance	(46,021,127)	(43,847,581)	(38,631,914)
Other expenses	(129,478,810)	(133,021,583)	(84,272,085)
Total (1)	(2,261,099,949)	(2,311,734,215)	(1,924,295,009)
(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs.

26  – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2023	01.01.2022	01.01.2021
Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Gain due to disposal of Property, plant and equipment	754,338	79,650	480,401
Credit recovery in Brazil (1)	-	1,856,762	-
Others	556,151	561,108	857,477
Total	1,310,489	2,497,520	1,337,878
(1)	Restitution of credits for the payment of coffee quota (cota café)

27  – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2023		01.01.2022		01.01.2021
Description	12.31.2023		12.31.2022		12.31.2021
	ThCh$		ThCh$		ThCh$
Contingencies and non-operating fees	(11,145,708)		6,316,102	(1)	(7,950,093)
Tax on bank debits	(4,403,347)		(7,150,739)		(5,270,040)
Write-offs, disposals and loss (gain) on sale of property, plant and equipment	(8,072,422)	(2)	—		(417,623)
Others	(2,820,106)	(3)	(51,694)		(1,574,034)
Total	(26,441,583)		(886,331)		(15,211,790)

(1)

During 2022 the provision made by a claim of the Government of the State of Rio de Janeiro related to the Advertising Agreement was reversed. This is due to a review of the balances involved where the amounts claimed are reduced in favor of Rio de Janeiro Refrescos Ltda.

(2)	Expenses for the write-off of the container yard in Operation Paraguay and Operation Chile.
(3)	Mainly due to restructuring in Operations for the year 2023.

28  – FINANCIAL INCOME AND EXPENSES

Financial income and costs are detailed as follows:

a)    Financial income

	01.01.2023	01.01.2022	01.01.2021
Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Interest income	25,791,172	32,388,801	2,196,886
Ipiranga purchase warranty restatement	47,032	39,509	11,290
From PIS credit and COFINS (1)	—	2,054,586	1,312,930
Other financial income	5,557,963	5,239,514	4,270,763
Total	31,396,167	39,722,410	7,791,869
(1)	See Note 6 for more information on recovery.

b)    Financial expenses

	01.01.2023	01.01.2022	01.01.2021
Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Bond interest	(53,148,503)	(51,863,601)	(48,624,062)
Bank loan interest	(4,510,379)	(1,782,972)	(267,012)
Lease interest	(2,616,945)	(2,092,868)	(1,816,506)
Other financial costs	(5,012,525)	(3,808,512)	(2,284,876)
Total	(65,288,352)	(59,547,953)	(52,992,456)

29  – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2023		01.01.2022		01.01.2021
Description	12.31.2023		12.31.2022		12.31.2021
	ThCh$		ThCh$		ThCh$
Other gains and losses*	(15,909,117)	(1)	(24,983,899)	(2)	—
Total	(15,909,117)		(24,983,899)		—

(1) a) Losses for CLP 25,530,162 are recorded due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos. b) In addition to the foregoing, a water source in the Brazilian Operation has been disposed of, generating a gain in the amount of CLP 9,750,769.

(2) Losses for CLP 24,982,887 were recorded due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos.

30 – EXCHANGE DIFFERENCE

Exchange differences are detailed as follows:

	01.01.2023	01.01.2022	01.01.2021
Description	12.31.2023	12.31.2022	12.31.2021
	ThCh$	ThCh$	ThCh$
Generated by suppliers	(26,366,916)	(11,285,363)	(2,531,489)
Generated by financial assets	12,348,172	5,404,210	(2,083,399)
Generated by financial liabilities	(3,310,906)	(5,132,722)	(1,084,654)
Other	113,520	(593,853)	191,231
Total	(17,216,130)	(11,607,728)	(5,508,311)

31 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2023	12.31.2022
	ThCh$	ThCh$
Cash and cash equivalent	303,683,683	291,681,987
USD	9,462,829	14,266,343
EUR	437,604	870,613
CLP	140,758,085	138,205,025
BRL	96,214,729	69,923,621
ARS	18,340,987	29,215,288
PGY	38,469,449	39,201,097

Other current financial assets	67,285,793	263,044,869
CLP	66,587,339	92,826,375
BRL	13,897	170,154,995
ARS	684,557	—
PGY	—	63,499

Other non-current financial assets	19,311,851	26,957,000
USD	174,579	847,149
EUR	615,636	329,535
UF	1,196,729	517,748
CLP	6,353,138	12,478,839
BRL	3,213,978	2,382,575
ARS	3,531,840	8,596,540
PGY	4,225,951	1,804,614

Trade debtors and other accounts payable	298,892,164	279,770,286
USD	3,511,802	1,467,851
EUR	1,233	6,770
UF	1,030,138	49,469
CLP	182,395,110	155,443,395
BRL	79,993,377	74,851,690
ARS	23,712,111	39,795,968
PGY	8,248,393	8,155,143

Accounts receivable related entities	16,161,318	15,062,167
CLP	14,736,546	14,738,236
BRL	1,223,699	86,492
ARS	—	237,439
PGY	201,073

Inventory	233,053,160	245,886,656
CLP	106,204,544	103,719,764
BRL	64,808,180	60,074,387
ARS	38,277,180	62,655,300
PGY	23,763,256	19,437,205

Current tax assets	43,383,058	39,326,427
USD	6,253,451
CLP	6,213,032	33,296,214
BRL	30,643,656	5,633,971
ARS	272,919	396,242

Total current assets	981,771,027	1,161,729,392
USD	19,402,661	16,581,343
EUR	1,054,473	1,206,918
UF	2,226,867	567,217
CLP	523,247,794	550,707,848
BRL	276,111,516	383,107,731
ARS	84,819,594	140,896,777
PGY	74,908,122	68,661,558

NON-CURRENT ASSETS	12.31.2023	12.31.2022
	CLP (000’s)	ThCh$
Other non-current assets	93,316,339	94,852,711
USD	19,030,656	—
UF	1,216,865	75,297,737
CLP	53,832,722	3,317,778
BRL	7,935,524
ARS	11,300,572	16,237,196

Other non-current, non-financial assets	59,412,482	59,672,266
USD	609,042	91,220
UF	17,154	—
CLP	55,397	483,530
BRL	55,660,553	55,060,849
ARS	1,338,592	2,367,042
PGY	1,731,744	1,669,625

Non-current accounts receivable	371,401	539,920
UF	225,323	249,366
CLP	51,752	233,773
ARS	136	56,781
PGY	94,190	—

Non-current accounts receivable related entities	108,021	109,318
CLP	108,021	109,318

Investments accounted for using the equity method	91,799,267	92,344,598
CLP	49,790,788	53,869,966
BRL	42,008,479	38,474,632

Intangible assets other than goodwill	695,926,565	671,778,888
USD	3,959,421	—
CLP	312,908,478	312,981,971
BRL	195,313,156	177,173,694
ARS	5,269,949	9,075,200
PGY	178,475,561	172,548,023

Goodwill	122,103,802	129,023,922
CLP	9,523,767	9,523,768
BRL	72,810,771	65,920,764
ARS	32,193,085	46,254,831
PGY	7,576,179	7,324,559

Property, plant and equipment	872,388,811	798,221,259
EUR	2,429,848	3,146
UF	11,316,009	—
CLP	353,146,598	303,797,013
BRL	277,936,537	229,486,365
ARS	140,055,748	177,219,624
PGY	87,504,071	87,715,111

Deferred tax assets	4,323,174	2,428,333
CLP	2,592,024	2,428,333
PGY	1,731,150	—

Total non-current assets	1,939,749,862	1,848,971,215
USD	23,599,119	91,220
EUR	2,429,848	3,146
UF	12,775,351	75,547,103
CLP	782,009,547	686,745,450
BRL	651,665,020	566,116,304
ARS	190,158,082	251,153,893
PGY	277,112,895	269,314,099

	12.31.2023			12.31.2022
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	16,062,851	36,934,150	52,997,001	13,431,339	353,870,741	367,302,080
USD	342,000	5,444,143	5,786,143	249,660	321,143,849	321,393,509
EUR	32,709	90,988	123,697
UF	13,753,586	13,044,881	26,798,467	11,047,586	11,557,808	22,605,394
CLP	899,930	11,384,709	12,284,639	893,612	14,216,358	15,109,970
BRL	685,038	2,829,430	3,514,468	427,270	1,703,193	2,130,463
ARS	349,588	1,804,522	2,154,110	813,211	3,910,926	4,724,137
PGY	—	1,482,060	1,482,060	—	1,338,607	1,338,607
CHF	—	853,417	853,417

Trade accounts payable and other accounts payable, current	404,557,957	24,354,027	428,911,984	369,548,991	15,252,639	384,801,630
USD	37,085,189	2,156,901	39,242,090	34,223,389	33,046	34,256,435
EUR	5,285,606	297,386	5,582,992	3,148,088	899,198	4,047,286
UF	3,430,102	302,021	3,732,123	2,263,175	—	2,263,175
CLP	166,250,228	21,597,719	187,847,947	166,847,281	14,320,395	181,167,676
BRL	129,596,874	—	129,596,874	78,514,701	—	78,514,701
ARS	45,129,973	—	45,129,973	69,945,679	—	69,945,679
PGY	17,779,985	—	17,779,985	14,606,678	—	14,606,678
Other currencies	—	—	—

Accounts payable to related companies, current	96,045,624	—	96,045,624	90,248,067	—	90,248,067
CLP	39,175,392	—	39,175,392	44,298,074	—	44,298,074
BRL	40,225,863	—	40,225,863	35,671,648	—	35,671,648
ARS	8,031,621	—	8,031,621	8,587,487	—	8,587,487
PGY	8,612,748	—	8,612,748	1,690,858	—	1,690,858

Other current provisions	127,229	1,186,877	1,314,106	1,319,935	271,709	1,591,644
CLP	127,229	1,139,985	1,267,214	1,319,935	232,418	1,552,353
PGY	—	46,892	46,892	—	39,291	39,291

Current tax liabilities	7,700,127	5,711,494	13,411,621	627,257	13,988,190	14,615,447
CLP	2,440,280	23,458	2,463,738	627,257	7,301	634,558
BRL	5,259,847	—	5,259,847	—	—	—
ARS	—	4,143,057	4,143,057	—	13,479,571	13,479,571
PGY	—	1,544,979	1,544,979	—	501,318	501,318

Current employee Benefit provisions	47,674,090	10,143,710	57,817,800	45,482,776	2,909,030	48,391,806
CLP	5,769,075	8,867,752	14,636,827	8,115,837	1,052,395	9,168,232
BRL	28,791,559	—	28,791,559	19,586,150	—	19,586,150
ARS	13,113,456	—	13,113,456	17,780,789	—	17,780,789
PGY	—	1,275,958	1,275,958	—	1,856,635	1,856,635

Other current non-financial liabilities	2,364,699	40,008,461	42,373,160	1,054,187	41,240,273	42,294,460
CLP	2,360,088	39,785,560	42,145,648	1,043,048	41,072,576	42,115,624
ARS	4,611	—	4,611	11,139	—	11,139
PGY	—	222,901	222,901	—	167,697	167,697

Total current liabilities	574,532,577	118,338,719	692,871,296	521,712,552	427,532,582	949,245,134
USD	37,427,189	7,601,044	45,028,233	34,473,049	321,176,895	355,649,944
EUR	5,318,315	388,374	5,706,689	3,148,088	899,198	4,047,286
UF	17,183,688	13,346,902	30,530,590	13,310,761	11,557,808	24,868,569
CLP	217,022,222	82,799,183	299,821,405	223,145,044	70,901,442	294,046,486
BRL	204,559,181	2,829,430	207,388,611	134,199,769	1,703,193	135,902,962
ARS	66,629,249	5,947,579	72,576,828	97,138,305	17,390,497	114,528,802
PGY	26,392,733	4,572,790	30,965,523	16,297,536	3,903,548	20,201,084
CHF	—	853,417	853,417	—	—	—

	12.31.2023				12.31.2022
	More than 1 year	More than 3 and			More than 1 year	More than 3 and	More than
NON-CURRENT LIABILITIES	up to 3	up to 5	More than 5 years	Total	up to 3	up to 5	5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	39,864,902	203,951,623	800,509,308	1,044,325,833	40,713,614	28,457,265	835,631,179	904,802,058
USD	1,509,143	1,203,965	259,130,959	261,844,067	1,612,279	513,738	251,617,079	253,743,096
EUR	323,054	357,058	446,054	1,126,166
UF	32,606,024	12,349,672	486,381,343	531,337,039	35,491,226	15,781,426	468,927,353	520,200,005
CLP	—	8,500,000	52,449,925	60,949,925	—	8,500,000	112,175,058	120,675,058
BRL	5,421,424	5,778,555	2,101,027	13,301,006	3,473,970	3,662,101	2,911,689	10,047,760
ARS	5,257	—	—	5,257	136,139	—	—	136,139
CHF	—	175,762,373	—	175,762,373

Accounts payable, non-current	2,392,555	—	—	2,392,555	3,015,284	—	—	3,015,284
CLP	2,392,555	—	—	2,392,555	3,015,284	—	—	3,015,284

Accounts payable related companies	6,007,041	—	—	6,007,041	10,354,296	—	—	10,354,296
BRL	6,007,041	—	—	6,007,041	10,354,296	—	—	10,354,296

Other provisions, non-current	490,107	52,997,683	—	53,487,790	1,397,148	45,706,635	—	47,103,783
BRL	—	52,997,683	—	52,997,683	—	45,706,635		45,706,635
ARS	490,107	—	—	490,107	1,397,148	—	—	1,397,148

Deferred tax liabilities	113,608,651	47,772,196	19,089,372	180,470,219	26,966,210	34,088,989	104,723,357	165,778,556
CLP	94,801,758	—	1,231,565	96,033,323	5,617,287	38,945	88,895,598	94,551,830
BRL	—	47,772,196	—	47,772,196	—	34,050,044	—	34,050,044
ARS	18,806,893	—	—	18,806,893	21,348,923	—	—	21,348,923
PGY	—	—	17,857,807	17,857,807	—	—	15,827,759	15,827,759

Non-current employee benefit provisions	15.499.538	249,254	2,725,154	18,473,946	1,299,511	60,560	16,049,722	17,409,793
CLP	14,799,923	249,254	2,725,154	17,774,331	665,274	60,560	16,049,722	16,775,556
ARS	5,242	—	—	5,242	10,484	—	—	10,484
PGY	694,373	—	—	694,373	623,753	—	—	623,753

Other non-financial liabilities	—	2,506,795	—	2,506,795	—	29,589,051	—	29,589,051
BRL	—	2,506,795	—	2,506,795	—	29,589,051	—	29,589,051
ARS	—	—	—	—

Total non-current liabilities	171,855,753	307,477,551	828,330,875	1,307,664,179	83,746,063	137,902,500	956,404,258	1,178,052,821
USD	1,509,143	1,203,965	259,130,959	261,844,067	1,612,279	513,738	251,617,079	253,743,096
EUR	323,054	357,058	446,054	1,126,166
UF	32,606,024	12,349,672	486,381,343	531,337,039	35,491,226	15,781,426	468,927,353	520,200,005
CLP	111,994,236	8,749,254	56,406,644	177,150,134	9,297,845	8,599,505	217,120,378	235,017,728
BRL	11,428,465	109,055,229	2,101,027	122,584,721	13,828,266	113,007,831	2,911,689	129,747,786
ARS	19,307,499	—	—	19,307,499	22,892,694	—	—	22,892,694
PGY	694,373	—	17,857,807	18,552,180	623,753	—	15,827,759	16,451,512
CHF	—	175,762,373	—	175,762,373	—	—	—	—

32  – SUBSEQUENT EVENTS

No events have occurred subsequent to December 31, 2023, that may significantly affect the Company’s consolidated financial position.